Form 20-F
period 2001-12-31
COPENE PETROQUIMICA DO NORDESTE SA
filed 2002-07-15
CIK 1071438

UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                    FORM 20-F

[ ]           REGISTRATION STATEMENT PURSUANT TO SECTION 12(B) OR 12(G)
                     OF THE SECURITIES EXCHANGE ACT OF 1934
                                       OR
[X]                 ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(D)
                     OF THE SECURITIES EXCHANGE ACT OF 1934
                   FOR THE FISCAL YEAR ENDED DECEMBER 31, 2001
                                       OR
[ ]               TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(D)
                     OF THE SECURITIES EXCHANGE ACT OF 1934


                         COMMISSION FILE NUMBER 1-14894


                     COPENE - PETROQUIMICA DO NORDESTE S.A.
             (EXACT NAME OF REGISTRANT AS SPECIFIED IN ITS CHARTER)

                                       N/A
                 (TRANSLATION OF REGISTRANT'S NAME INTO ENGLISH)

                          FEDERATIVE REPUBLIC OF BRAZIL
                 (JURISDICTION OF INCORPORATION OR ORGANIZATION)

                 RUA ETENO, 1561, POLO PETROQUIMICO DE CAMACARI
                     CAMACARI, BAHIA - CEP 42810-000 BRAZIL
               (ADDRESS OF PRINCIPAL EXECUTIVE OFFICES) (ZIP CODE)

      SECURITIES REGISTERED PURSUANT TO SECTION 12(B) OF THE EXCHANGE ACT:

                                                      NAME OF EACH EXCHANGE IN
       TITLE OF EACH CLASS                               WHICH REGISTERED
---------------------------------                     -------------------------
PREFERRED SHARES, CLASS A, NO PAR                      NEW YORK STOCK EXCHANGE
VALUE PER SHARE, EACH REPRESENTED
BY AMERICAN DEPOSITARY RECEIPTS

           SECURITIES REGISTERED PURSUANT TO SECTION 12(G) OF THE ACT:

                                      NONE

              SECURITIES FOR WHICH THERE IS A REPORTING OBLIGATION
                      PURSUANT TO SECTION 15(D) OF THE ACT:

                                      NONE


     THE TOTAL NUMBER OF ISSUED SHARES OF EACH CLASS OF STOCK OF COPENE - PETROQUIMICA DO NORDESTE S.A. AS OF DECEMBER 31, 2001 WAS:

           646,693,162     COMMON SHARES, NO PAR VALUE PER SHARE
         1,079,645,533     PREFERRED SHARES, CLASS A, NO PAR VALUE PER SHARE
            11,457,740     PREFERRED SHARES, CLASS B, NO PAR VALUE PER SHARE

     INDICATE BY CHECK MARK WHETHER THE REGISTRANT (1) HAS FILED ALL REPORTS REQUIRED TO BE FILED BY SECTION 13 OR 15(D) OF THE SECURITIES EXCHANGE ACT OF 1934 DURING THE PRECEDING 12 MONTHS (OR SUCH SHORTER PERIOD THAT THE REGISTRANT WAS REQUIRED TO FILE SUCH REPORTS), AND (2) HAS BEEN SUBJECT TO SUCH FILING REQUIREMENTS FOR THE PAST 90 DAYS. YES [X] NO

     INDICATE BY CHECK MARK WHICH FINANCIAL STATEMENT ITEM THE REGISTRANT HAS ELECTED TO FOLLOW ITEM 17 ITEM 18 [X].


                                TABLE OF CONTENTS

PART I .......................................................................................................2

           ITEM 1.  IDENTITY OF DIRECTOR, SENIOR MANAGEMENT AND ADVISERS..................................... 2
           ITEM 2.  OFFER STATISTICS AND EXPECTED TIMETABLE.................................................. 2
           ITEM 3.  KEY INFORMATION ......................................................................... 2
           ITEM 4.  INFORMATION ON THE COMPANY .............................................................. 5
           ITEM 5.  OPERATING AND FINANCIAL REVIEW AND PROSPECTS ............................................29
           ITEM 6.  DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES ..............................................59
           ITEM 7.  MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS .......................................64
           ITEM 8.  FINANCIAL INFORMATION ...................................................................67
           ITEM 9.  THE OFFER AND LISTING ...................................................................75
           ITEM 10. ADDITIONAL INFORMATION ..................................................................79
           ITEM 11. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK ..............................86
           ITEM 12. DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES ..................................94

PART II .....................................................................................................94

           ITEM 13.  DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES ........................................94
           ITEM 14.  MATERIAL MODIFICATION TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS ............94
           ITEM 15.  [RESERVED] .............................................................................94
           ITEM 16.  [RESERVED] .............................................................................94

PART III ....................................................................................................95

           ITEM 17.  FINANCIAL STATEMENTS ...................................................................95
           ITEM 18.  FINANCIAL STATEMENTS ...................................................................95
           ITEM 19.  EXHIBITS ...............................................................................95


                                  INTRODUCTION

     All references herein (i) to the "Company" are references to Copene Petroquimica do Nordeste S.A. and its consolidated subsidiaries, (ii) to "Copene" are references solely to Copene Petroquimica do Nordeste S.A., and
(iii) to the "Brazilian Government" are references to the federal government of the Federative Republic of Brazil. All references herein to the "Real," "reais" or "R$" are to Brazilian reais, the official currency of Brazil. All references to "U.S. dollars," "dollars," "dollar" or "U.S.$" are to United States dollars. See Exhibit 10a for a Glossary of conventions, conversion equivalents and certain petrochemical terms.

                         -----------------------------

     The Company has prepared the consolidated financial statements included herein in conformity with accounting principles generally accepted in the United States ("U.S. GAAP").

     On June 1, 2002, the partners and employees of Arthur Andersen S/C, the former auditors of Copene, joined Deloitte Touche Tohmatsu Brazil. The audit reports for the financial statements of Copene as of December 31, 2000 and 2001 and for the three years in the period ended December 31, 2001 included in this annual report were issued by Deloitte Touche Tohmatsu.

                         -----------------------------

         CAUTIONARY STATEMENT WITH RESPECT TO FORWARD-LOOKING STATEMENTS

     Statements made in this Annual Report with respect to the Company's current plans, estimates, strategies and beliefs and other statements that are not historical facts are forward-looking statements about the Company's future performance. Forward-looking statements include but are not limited to those using words such as "believe", "expect", "plans", "strategy", "prospects", "forecast", "estimate", "project", "anticipate", "may" or "might" and words of similar meaning in connection with a discussion of future operations or financial performance. From time to time, oral or written forward-looking statements may also be included in other materials released to the public. These statements are based on management's assumption's and beliefs in light of the information currently available to it. The Company cautions you that a number of important risks and uncertainties could cause actual results to differ materially from those discussed in the forward-looking statements, and therefore you should not place undue reliance on them. You also should not rely on any obligation of the Company to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise. The Company disclaims any such obligation. Risks and uncertainties that might affect the Company include, but are not limited to, (i) general economic conditions in the Company's markets, particularly levels of spending; (ii) exchange rates, particularly between the real and the U.S. dollar, and other currencies in which the Company makes significant sales or in which its assets and liabilities are denominated; and (iii) the outcome of contingencies.

                                     PART I

ITEM 1.  IDENTITY OF DIRECTOR, SENIOR MANAGEMENT AND ADVISERS

      Not applicable.

ITEM 2.  OFFER STATISTICS AND EXPECTED TIMETABLE

      Not applicable.

ITEM 3.  KEY INFORMATION

A. SELECTED FINANCIAL DATA

     The following table presents the Company's selected financial information for the dates and for each period indicated. The selected financial information set forth below has been derived from the U.S. GAAP Financial Statements of the Company. The selected financial data as of December 31, 2001 and 2000 and for each of the three years in the period ended December 31, 2001 have been derived from, and should be read in conjunction with, the Company's Financial Statements included in this Annual Report. The selected financial data as of December 31, 1999, 1998 and 1997 and for each of the two years in the period ended December 31, 1998 have been derived from audited financial statements of the Company that are not included elsewhere in this Annual Report. This information should be read in conjunction with "Operating and Financial Review and Prospects" and is qualified in its entirety by reference to the U.S. GAAP Financial Statements and the notes thereto appearing elsewhere herein.


                                                            AT AND FOR THE YEAR ENDED DECEMBER 31,
                                                    -------------------------------------------------------
                                                      2001       2000       1999       1998        1997
                                                    ---------- ---------  ---------- ---------- -----------
                                                             (in millions of U.S. dollars, except
                                                           Per thousand shares and per ADS amounts)


STATEMENTS OF OPERATIONS DATA
  Net sales .......................................     1,382     1,555       1,011      1,039       1,242
  Cost of sales and services.......................   (1,188)   (1,252)       (719)      (804)       (943)
                                                      -------    ------        ----       ----        ----
  Gross profit.....................................       194       303         292        235         299
  Operating income................................        133       226         236        174         229
  Financial income.................................        76        95         102         87          50
  Financial expense................................     (235)     (134)       (220)      (173)        (94)
  Translation gain and loss (1) ...................         -         -           -          -         (3)
  Other nonoperating income (expenses), net........       (4)       (2)         (9)          -         (3)
                                                      -------    ------        ----       ----        ----
  Income (loss) before income tax and social
    contribution, minority interests, equity in
    earnings (losses) of affiliates and income
    from discontinued operations...................      (30)                   109         88         179

  Income  tax  and  social  contribution  (expense)
  benefit
    Current.......................................        (2)         -         (1)        (1)        (1)
    Deferred......................................         16       (3)         (3)         16         (1)
  Minority interests...............................       (1)         -         (1)        (1)           -
  Equity in earnings (losses) of affiliates........         4         7           1        (1)         (4)
  Cumulative change in accounting principle                 2         -           -          -           -
                                                      -------    ------        ----       ----        ----
  Income (loss) from continuing operations........       (11)       188         105        101         173
  Income from discontinued operations (2).........          -         -          14          -           3
                                                      -------    ------        ----       ----        ----
  Net income (loss) ..............................       (11)       188         119        101         176
                                                      =======    ======        ====       ====        ====

  Income (loss) applicable to:
    Preferred Class A shares......................         -        119         76         64         112
    Common shares.................................         -         69         43         36          64
  Basic earnings per thousand shares:
    Preferred Class A shares......................          -    106.10       66.57      56.42       98.88
    Preferred Class B shares......................          -     21.12       22.53      33.34       36.09
    Common shares.................................    (17.13)    106.10       66.57      56.42       98.88
  Diluted earnings per thousand Common Shares.....    (17.13)    106.10       66.57      56.42       98.15
  Earnings (losses) per ADS (3)...................       0.86      5.31        3.33       2.82        4.94
  Number of ADS outstanding.......................  2,157,972  2,044,533  2,235,038  2,488,958   2,615,193




                                                            AT AND FOR THE YEAR ENDED DECEMBER 31,
                                                     -----------------------------------------------------
                                                       2001       2000       1999       1998       1997
                                                     ---------  ---------  ---------  ---------  ---------
                                                             (in millions of U.S. dollars, except
                                                           per thousand shares and per ADS amounts)

BALANCE SHEET DATA
  Cash and cash equivalents.........................       95         18         71         42         86
  Property, plant and equipment, net................    1,094        990      1,073      1,616      1,738
  Total assets......................................    2,429      1,915      1,998      2,585      2,883
  Current portion of long-term debt.................      159        178        171        225        291
  Long-term debt....................................      699        440        521        636        759
  Debentures........................................      204          -          -          -          -
  Shareholders' equity..............................      959      1,172      1,161      1,555      1,643

OTHER FINANCIAL INFORMATION
  EBITDA (4) .....................................        185        285        295        259        305
  Net cash provided by (used in):
  Operating activities............................         97        167        225        227        169
  Investing activities............................      (298)       (66)      (138)       (40)      (280)
  Financing activities............................        272      (150)       (55)      (221)         13
  Capital expenditures............................      (721)       (58)       (24)       (66)      (127)

--------------
Notes:

(1) Since January 1, 1998, the functional currency of the Company has changed from U.S. dollar to Real, as a result of the change in the Brazilian environment ceasing to be a highly inflationary economy. Gains and losses resulting from transactions in foreign currency have been included in the statement of operations since January 1, 1998 and were not reflected on the transactions occurred up to December 31, 1997, which were included in statements of operations.

(2) Income from discontinued operations includes equity in discontinued operations and result from sale of assets.

(3) Earnings per ADS have been calculated on the basis that each ADS represents 50 preferred class A shares. Earnings per ADS is calculated by reference to the income available to preferred class A shares and the weighted average number of preferred class A shares outstanding during each period.

(4) EBITDA means operating income plus depreciation and amortization (U.S.$ 52 million on December 31, 2001; U.S.$59 million on December 31, 2000; U.S.$59 million on December 31, 1999; U.S.$85 million on December 31, 1998; and U.S.$76 million on December 31, 1997). The Company believes that EBITDA serves as an important financial analysis tool for measuring and comparing companies in several areas, such as liquidity, operating performance and leverage. EBITDA does not represent that cash flows are sufficient to fund all the Company's cash needs. EBITDA should not be considered in isolation or as a substitute for net income as a measure of performance, cash flow from operating activities or other measures of liquidity determined in accordance with generally accepted accounting principles. EBITDA may not be comparable to similarly titled measures of other companies.

(5) Net Sales used in Part 1 of this filing refers to the Company's Gross Revenues, as defined under U.S. GAAP, less the related Taxes on Revenues. For U.S. GAAP purposes, the Taxes on Revenues are reported under Operating Expenses. Management has elected to report Sales Net of the related Taxes on Revenues in Part 1 because net reporting is thought to result in more meaningful analysis of business trends.

EXCHANGE RATES

     There are two legal foreign exchange markets in Brazil, the Commercial Market and the Floating Market. The Commercial Market is reserved primarily for foreign trade transactions and transactions that generally require prior approval from Brazilian monetary authorities, such as the purchase and sale of registered investments by foreign persons and related remittances of funds abroad. Purchases of foreign exchange in the Commercial Market may be carried out only through a financial institution in Brazil authorized to buy and sell currency in that market. The "Commercial Market Rate" is the commercial selling rate for Brazilian currency into U.S. dollars, as reported by the Brazilian Central Bank ("Central Bank"). The "Floating Market Rate" is the prevailing selling rate for Brazilian currency into U.S. dollars, which applies to transactions to which the Commercial Market Rate does not apply, as reported by the Central Bank. Prior to the implementation of the Real Plan, the Commercial Market Rate and the Floating Market Rate differed significantly at times. Since the introduction of the Real, the two rates have not differed significantly, although there can be no assurance that there will not be significant differences between them in the future. Both the Commercial Market Rate and the Floating Market Rate are reported by the Central Bank on a daily basis.

     Both the Commercial Market Rate and the Floating Market Rate are freely negotiated but are strongly influenced by the Central Bank. After implementation of the Real Plan, the Central Bank initially allowed the Real to float with minimal intervention.

     On January 13, 1999, Brazilian monetary authorities halted their intervention to maintain the previous system of exchange rate bands underpinned by a specific rate, in accordance with exchange rate controls that pre-established bid and ask rates. As a result of continuous pressure to devalue the Real, the Central Bank allowed a devaluation of the Real of 7.6%, establishing a new exchange rate band of R$1.20 to R$1.32 per U.S.$1.00. Despite this attempt to carry out a limited devaluation, further pressures caused the Central Bank to announce on January 15, 1999, that it would let the Real trade freely on the foreign exchange markets. This decision was confirmed on January 18, 1999, when the Central Bank officially announced its new policy to allow the Real's value to be determined by the foreign exchange markets, intervening only to limit wide swings in the value of the currency. After this announcement and at the close of business on January 18, 1999 the Commercial Market Rate was R$1.5384 per U.S.$1.00 and on March 3, 2000, the Real/U.S. dollar exchange rate reached a high of R$ 2.16 per U.S.$1.00 ending the exchange rate period quoted at R$1.9554 per U.S$1.00. On July 10, 2002 the Commercial Rate was R$2.8541 per US$1.00.

     The tendency of the exchange rate depreciation initiated in February 2001 was justified principally by the sequence of adverse impacts that leaded to the deterioration of the market agents's expectations. This increased the demand for exchange rate protection by the companies, resulting in pressure on the exchange rate that closed the period ending December 31, 2001, quoted at R$ 2.3204 per U.S.$ 1.00.

     For 2002, the favorable external accounts scenario would influence in an exchange rate projection of R$2.40 per US$ 1.00 in May. However, the uncertainties involving the presidential elections, with the increase of opposition's candidate popularity notably in the last 30 days, provoked an increase of Brazil's risk rate and the price of dollar, which was quoted at R$2.52 per US$1.00 in May, contrary to all of the expectations. The Federal Government, in mid June, should be announcing some domestic and international plans to reduce market's anxiety, such as: i) a primary consolidated public surplus increase from 3.5% to 3.75% of the Gross Domestic Product - GDP in 2002;
ii) drafts of US$10 billion allowed by the IMF; iii) an international net reserves base reduction from US$20 billion to US$15 billion and iv) a re-purchasing of Brazilian securities on external markets, maturing in 2003 and 2004.

     The following tables set forth information on prevailing Commercial Market Rates for the periods indicated.


                 YEAR                  AVERAGE EXCHANGE RATES (1)
       --------------------------  ------------------------------------

       1997.....................                    1.0780
       1998.....................                    1.1604
       1999.....................                    1.8142
       2000.....................                    1.8299
       2001.....................                    2.3520

                                             EXCHANGE RATES
                                   ------------------------------------
                 MONTH                   HIGH               LOW
       --------------------------  -----------------  -----------------

       January 2002.............        2.4384             2.2932
       February 2002............        2.4691             2.3482
       March 2002...............        2.3663             2.3236
       April 2002...............        2.3689             2.2709
       May 2002.................        2.5296             2.3770
       June 2002................        2.8820             2.5160

--------------
Note:

(1)   Represents the average of the month-end exchange rates during the year.

Source:  Central Bank


B.   CAPITALIZATION AND INDEBTEDNESS

     See "Operating and Financial Review and Prospects - Liquidity and Capital Resources" for information about capitalization and indebtedness.

C.   REASONS FOR THE OFFER AND USE OF PROCEEDS

     Not applicable.

D.   RISK FACTORS

     See "Operating and Financial Review and Prospects - Risk Factors" for information with respect to risk factors.

ITEM 4.  INFORMATION ON THE COMPANY

A.   HISTORY AND DEVELOPMENT OF THE COMPANY

     Copene was founded on January 12, 1972 as Petroquimica do Nordeste Copene Ltda. for the purpose of planning, executing and coordinating the activities of the Camacari Complex, and in order to participate in that Complex as a supplier of raw materials and services. On June 18, 1974, Copene was duly incorporated as a sociedade anonima ("limited liability corporation") under the laws of Brazil and denominated Copene Petroquimica do Nordeste S.A.

     Copene is the largest basic petrochemicals company in Brazil and Latin America with the production capacity of 1,280 thousand tons of ethylene per year. Copene is located in the Municipality of Camacari within the Petrochemical Complex (the "Complex"), in the State of Bahia, located in Brazil's Northeast Region.

     Copene's registered office is at Rua Eteno, 1561, Polo Petroquimico de Camacari, CEP 42810-000, Camacari, Bahia, Brazil and its telephone number is 55-71-632-5102.

     In compliance with the national development policy from the early 1970s, the decision to install a second Brazilian Petrochemical Complex in the Northeastern region (the first one was the complex located in Sao Paulo) was driven mainly by the trend toward industrial decentralization and economic homogenization of the different regions of Brazil. The basic Complex consisted of a group of petrochemical units integrated into Copene's productive system.

     To perform its duties, Copene built a raw materials plant and a utilities plant. Since its start-up in 1978, the overall production capacity of Copene has increased considerably through several improvements in its units, including the construction of a second raw materials plant, concluded in 1992.

     A controlled subsidiary of Copene, Ceman, was created to execute the maintenance of the industrial units of the Complex. During 1998 Copene decided to perform and administer directly part of the maintenance services, which had historically been carried out by Ceman, a decision based on an operational strategic focus. In January

1999, Copene signed a contract for the sale of the assets of Ceman and in April 1999 the sale was formally completed. See "- Business Overview - Maintenance of Plant."

     In August 1995, Petrobras' petrochemical affiliate, Petrobras Quimica S.A.
- Petroquisa ("Petroquisa"), reduced its participation in Copene's voting capital as part of the Brazilian Government's privatization program. The shares sold by Petroquisa were acquired in part by Nordeste Quimica S.A. - Norquisa ("Norquisa"), a company owned by second-generation companies located in the Complex, and by various Brazilian pension funds. See "Major Shareholders and Related Party Transactions - Major Shareholders."

     A major restructuring of the petrochemical sector in Brazil began during the second quarter of 2001 with an auction sponsored by the Central Bank of Brazil on July 25, 2001, as liquidator of Banco Economico S.A., a Brazilian financial institution, at which Odebrecht Quimica acquired 23.69% of the common shares issued by Norquisa. After the auction, the participation of the Odebrecht and Mariani groups in the voting capital of Norquisa became 55.78%.

     The purchase process involved the establishment of a company known as Nova Camacari, which acquired the assets of Economico S/A Empreendimentos (ESAE), object of the auction. Thus, Nova Camacari obtained control of Conepar, which in turn, controls Polialden and holds 35% participation in the control of Politeno. By legal requirement, it also acquired 100% of the capital of Proppet, which already belonged to the Odebrecht and Mariani groups. These are second-generation companies, all producers of thermoplastic resins. Nova Camacari was incorporated into Copene in September 2001.

SHAREHOLDERS STRUCTURE - BEFORE THE AUCTION

                               [GRAPHIC OMITTED]


% OF VOTING CAPITAL


SHAREHOLDERS STRUCTURE - AFTER THE AUCTION (CURRENT)

                               [GRAPHIC OMITTED]


% OF VOTING CAPITAL

Having consolidated their control over Norquisa, the controlling shareholders of the Company embarked on a restructuring that has as its principal objectives:

o     Modernization and growth of the Complex.

o Reduction of operational and tax costs as a consequence of the integration of several second generation companies of the Northeast Petrochemical Complex into Copene.

o Alignment of the interests of Copene shareholders and of the second-generation companies related to it, based on a single profit center.


SUBSIDIARIES - BEFORE THE AUCTION

                               [GRAPHIC OMITTED]

% OF TOTAL CAPITAL


SUBSIDIARIES - AFTER THE AUCTION

                               [GRAPHIC OMITTED]

% OF TOTAL CAPITAL

The final result of the restructuring process is expected to be the creation of a single, unified large thermoplastics company with a prominent position in the national and international markets, which will be known as Braskem.

EXPANDED PRODUCTION CAPACITY

     Since Copene commenced operations on June 29, 1978, its production capacity of ethylene has increased substantially. When commissioned, the first plant had a rated production capacity of ethylene of 388 thousand tons per year. The increase to the level of 460 thousand tons per year was achieved principally by modification and modernization to improve efficiency. The expansion of Copene's petrochemical plant in 1992 almost doubled its ethylene production capacity from 460 thousand tons to 910 thousand tons per year. In April 1995, after the modifications carried out during the general maintenance shutdown, Copene completed technical improvements to the plant which resulted in an increase of ethylene capacity to 1,100 thousand tons per year. In August 1997, after the completion of an expansion project, Copene's ethylene production capacity increased to 1,200 thousand tons per year. In 1998, Copene finished the expansion of its para-xylene production capacity to 230 thousand tons per year, which became fully operational in 1999.

     Copene's planned capital expenditure for the coming years give priority to the increasing supply of ethylene to meet market demands, as well as the construction of logistic facilities for receiving and transporting raw materials. In 2000, Copene started the first stage of investments for capacity increase, which consists of an expansion of 80,000 tons per year in ethylene capacity, which came on stream in the second quarter of 2002 after the day maintenance shutdown of the pirolises unit 1. With the deregulation of the petroleum sector, Copene has been making investments in logistics to receive and transport imported raw materials to prepare itself for the changes in naphtha supply schemes. The first phase of the project consisted in the adaptation of the existing maritime pier and the construction of pipelines, storage tanks and other facilities. Upon conclusion of this investment in logistics, Copene was able to receive its first shipment of naphtha on December 31, 2001.

B.   BUSINESS OVERVIEW

     Copene's products are sold in Brazil, mainly to downstream second-generation companies located in the Complex, and also exported to North and South America, Europe, and Middle Eastern countries. Copene also produces steam, electricity, fuels and demineralized water for its own use and for use by the second-generation companies in the Complex.

     The Complex site is 1,200 hectares (3,000 acres) in size. It is located approximately 40 kilometers from Salvador, the capital of the State of Bahia, 33 kilometers from the Landulpho Alves Oil Refinery - RLAM ("RLAM") (one of the largest in Brazil), which is owned and operated by Petroleo Brasileiro S.A. - Petrobras ("Petrobras") and 22 kilometers from the port terminal of Aratu (a facility operated by Terminal Quimico de Aratu S.A. - TEQUIMAR ("Tequimar"). A pipeline system carrying liquid feedstocks links the RLAM to Copene. As part of Copene's 1992 expansion project, Copene has been connected via an ethylene pipeline (approximately 500 kilometers in length) to the chlorochemical complex in the State of Alagoas. As part of the same project, pipelines were also built to connect Copene and the terminal at Aratu. In addition, the Complex lies in the heart of a well-developed road and rail network, facilitating the transportation of petrochemicals to other regions of the country.

     In 2001, domestic sales accounted for 90.9% (approximately U.S.$ 1,256.5 million) of the Company's total net sales and the majority of those sales (approximately 60%) were made to customers located in the Complex itself, pursuant to long-term supply contracts. In the same period, exports accounted for 10.7% of the Company's net sales of petrochemicals (11.7% during 2000) and 9.1% of its total net sales (10.8% in 2000).

     Copene's principal production and operating cost is naphtha, a crude oil based product, whose price is highly dependent on the price of crude oil, which is priced in U.S. dollars. Until recently, Petrobras, on behalf of the Federal Government of Brazil, exercised a monopoly over the oil business in Brazil, being the only source of raw material to all Brazilian first generation companies. On August 9, 2000, ANP deregulated the monopoly over the supply of naphtha, which resulted in different alternatives for sourcing feedstock. For additional information on the alternatives and sources of raw material, see "- The Production Process - Raw Materials."


PRODUCTION CAPACITY OF COPENE

     The following table sets forth the current annual production capacity of Copene's principal petrochemical products in the beginning of 2001 and after the 73 days maintenance shutdown from March through May of 2002.


                                                                 Current Annual production       Annual production
                                                                       capacities(1)               capacities(3)
                                                                ---------------------------------------------------------
                                                                  (thousands of tons per    (thousands of tons per year)
                                                                           year)


Ethylene...................................................                 1,200                        1,280
Propylene (2)..............................................                   560                          630
Benzene....................................................                   455                          455
Para-xylene................................................                   230                          230
Butadiene..................................................                   189                          180
MTBE.......................................................                   163                          156
Pyrolysis C9...............................................                   114                           57
Mixed-xylenes..............................................                    94                           80
Ortho-xylene...............................................                    73                           70
Coperaf 1..................................................                    48                          125
Toluene....................................................                    40                           55
C9 Solvent.................................................                    42                          50
Total......................................................
                                                                            3,208                        3,368
                                                                            =====                        =====
Automotive
Gasoline...................................................                   420                          420
                                                                              ===                          ===
LPG.......................................................
                                                                               60                           60
                                                                               ==                           ==
Polyester.................................................
                                                                               60                           60
                                                                               ==                           ==
Polyethylene..............................................
                                                                              150                          150
                                                                              ===                          ===

----------------
Notes:--

(1)      Installed capacity of the plants.
(2)      Includes both, propylene polymer and chemical grade.
(3)      After the 73 days maintenance shutdown.

THE PRODUCTION PROCESS

     Copene has two independent petrochemical plants located at the Complex, the first of which became operational in 1978. The second plant started up in 1992, as part of an expansion project that nearly doubled Copene's production capacity of ethylene. Currently, Copene's plants together have a production capacity of 1,280 thousand tons per year of ethylene.

RAW MATERIALS

     Copene's plants are capable of using naphtha, gas oil or natural gas. Since its start-up in May 1992, Copene's second plant has been processing mostly naphtha as feedstock. Until the early 1980s, approximately 60% of feedstock was gas oil and 40% was naphtha, but more widespread use by trucks and buses in Brazil of diesel fuel in the 1980s reduced the supply of gas oil. Currently, Copene uses 100% naphtha, which is the most significant direct cost associated with its production of first generation petrochemicals and in 2001 accounted for approximately 83% of Copene's total cost of sales. However, due to the changes in naphtha supply schemes, Copene has been preparing itself to process alternate raw materials such as petroleum condensate, liquefied petroleum gas ("LPG") and extra-light crude.

     Copene's purchases naphtha from Petrobras under a long-term supply contract, signed in 1978, which had an initial duration of 10 years, automatically renewed thereafter for further periods of 10 years. The contract provides for the supply of naphtha in cubic meters per hour and is amended as and when any increase in supply is needed.

     Until recently, Petrobras, on behalf of the Federal Government of Brazil, exercised a monopoly over the research, exploration, production, refining, importing and transporting of crude oil and refined petroleum products in Brazil. In November 1995, the Brazilian Congress approved an amendment to the Brazilian Constitution to allow, among other things, private sector entities in Brazil to conduct certain activities related to the research, exploration, production, refining, import and transportation of crude oil and basic oil products, including naphtha. On August 6, 1997, Law 9,478 relating to the liberalization of Petrobras' monopoly was approved by the Congress and will enable competition in all aspects of the oil and gas business in Brazil. This law created the Agencia Nacional do Petroleo (the National Petroleum Agency or "ANP"), which has been regulating oil-related activities in Brazil since then. During a period of three years, ANP implemented new rules and regulations, after discussing them with the parties involved, intended to establish the gradual liberalization of Petrobras' monopoly.

     On August 9, 2000, ANP deregulated the monopoly over the supply of naphtha and the policy of free naphtha price negotiation was implemented. After two months of negotiations, the Brazilian basic petrochemicals producers and Petrobras reached an agreement and a price formula for naphtha was established. According to this formula, the price of naphtha supplied by Petrobras is pledged to international flotations of naphtha's price and to the exchange rate from Real to U.S. dollar. This agreement, initially set until March 2001, was in effect during the entire year of 2001. The price of naphtha in the domestic market was U.S.$ 179 per ton in December 2001, followed by a rapid fall in the international prices of petroleum, which occurred during that month and signaled the prospect of falling prices for 2002.

     Copene made several investments in logistics, enabling the Port of Aratu to receive imported naphtha. On December 31, 2001 Copene received its first shipment of imported naphtha from Angola. Throughout 2002 Copene has received regular shipments of naphtha and intends to import approximately 30% of its annual consumption in the future.

     The following table shows the price of naphtha paid by the first generation companies in Brazil, for the periods indicated.

                                                          PRICE OF NAPHTHA (1)
                                    -----------------------------------------------------------------
                                            2001                 2000                  1999
                                    -----------------------------------------------------------------
                                                      (in U.S. dollars per ton)(2)

AVERAGE .........................           230.91                252.23                126.80

MONTH ENDED
January..........................           264.42              199.98 (9)               94.28
February ........................           250.19                203.11          75.24(3)-97.36(4)
March ...........................           259.15              238.67 (10)              94.99
April ...........................           234.09                234.89           105.95-118.14(5)
May .............................           234.81              224.13 (11)             119.10
June.............................           267.29                226.56           113.65-134.11(6)
July.............................           256.55              298.23 (12)             131.45
August...........................           207.57                264.07               144.82 (7)
September........................           195.45                261.96                143.73
October..........................           220.33                292.70                138.93
November.........................           201.71                288.86              171.43 (8)
December.........................           179.37                293.62                178.73


--------------
Notes:--

(1) Prices set by the Brazilian DNC (the "National Department of Fuel") until August 1997 and, after that until January 1999, by the EM 400.

(2) Translated from reais into U.S. dollars at the average exchange rate prevailing during the period in which the price was effective.

(3)  Effective from February 1, 1999 to February 25, 1999.

(4)  Effective from February 26, 1999 to April 15, 1999.

(5)  Effective from April 16, 1999 to June 24, 1999.

(6)  Effective from June 25, 1999 to August 6, 1999.

(7)  Effective from August 7, 1999 to October 31, 1999.

(8)  Effective from November 1, 1999 to December 31, 1999.

(9)  Effective from January 1, 2000 to February 29, 2000.

(10) Effective from March 1, 2000 to April 30, 2000.

(11) Effective from May 1, 2000 to June 30, 2000.

(12) Effective from July 1, 2000 to August 8, 2000.


PRINCIPAL PRODUCTS

     Copene's plants, all the products of which are certified under the international quality standard ISO 9002, produce two principal types of petrochemicals: olefins and aromatics.

OLEFINS

     The production of olefins involves the heating, compression, cooling and separation of the streams that are generated from the feedstocks under controlled temperature and pressure conditions. Production begins with "cracking", a process by which the naphtha is heated in furnaces causing the long chain naphtha molecules to split into short chain molecules or to transform into other molecules in gaseous form. The gases so produced are cooled and then, a distillation process separates the heaviest materials (pyrolysis residuum, pyrolysis gas oil and pyrolysis gasoline) from the lighter gases. The pyrolysis gasoline, after a hydrogenation process, is sent to the aromatics extraction unit, where it is used as feedstock in the production of aromatics. The remaining gases are further cooled and compressed in compression areas. The resulting products are then sent to the cryogenic fractionation and purification unit, where they are distilled for the recovery of high purity ethylene and propylene. High purity butadiene is obtained following cryogenic fractionation in the butadiene recovery unit. MTBE is obtained by processing the remaining material from the butadiene recovery unit with methanol.

AROMATICS

     Naphtha is also used as feedstock for the production of aromatics. However, unlike the production of olefins, which involves the break-up of molecules through a heating and cooling process, the production of aromatics, known as "catalytic reformation," involves inducing a chemical reaction by pumping the naphtha through reactors under controlled temperature and pressure conditions in the presence of certain catalysts. Two products are obtained in the catalytic reformation unit. The so-called "light aromatic stream" moves to the aromatics extraction unit where, together with the pyrolysis gasoline obtained during the olefin production process, and in the presence of special solvents, an aromatic mixture called BTX extract is obtained. This extract is then separated in the aromatics fractionation unit to yield high purity benzene, toluene and xylenes. The xylenes stream is subject to further processing (separation and isomerization) together with the "heavy aromatic stream" from the catalytic reformation unit, to produce para-xylene, ortho-xylene, mixed xylenes and C9 solvent. Processing the toluene stream in the toluene transalquilation unit can vary the amount of benzene, toluene and xylenes. Also, as by-products of the production process, Copene produces automotive gasoline and LPG.

     The following chart shows the Company's major products, their derivative intermediate products and their typical end uses.



Copene's products                 Intermediate products                       Typical end uses
--------------------------------  -----------------------------------------   -------------------------------------
OLEFINS

Ethylene                          Low density/linear low density              Garbage bags,  packaging film, toys,
                                  Polyethylene                                housewares,  electrical  insulation,
                                                                              paper coatings

                                  High-density polyethylene                   Blow-molded  plastic  bottles  (such
                                                                              as milk bottles)

                                  Ethylene oxide, used to produce             Polyester fibers and PET resin
                                  ethylene glycol

                                  Ethylene dichloride, used to produce        Pipes,   home  siding,   upholstery,
                                  polyvinyl chloride                          floor coverings

                                  Ethylbenzene,  used  to  produce  SM and    Disposable cups and containers,
                                  then os                                     high-impact plastics

Propylene (polymer and            Polypropylene                               Carpet-backing, luggage, bottles,
Chemical grade)                                                               diapers, raffia bags

                                  Acrylonitrile                               Clothing, plastics

                                  Propylene oxide                             Polyurethane   foams  for  furniture
                                                                              and insulation,  cleaning  compounds
                                                                              and coatings

                                  Oxo alcohol                                 Plasticizers

Butadiene                         Synthetic rubber, elastomers, resins        Tires, shoes, hoses, surgical gloves

Butene-1                          Linear low density polyethylene             Garbage bags,  packaging film, toys,
                                                                              housewares,  electrical  insulation,
                                                                              paper coatings
AROMATICS

Benzene                           Ethylbenzene (used to make SM/PS)           Disposable cups, containers, high-
                                                                              impact plastics

                                  Cumene                                      Epoxies

                                  Cyclohexane                                 Nylon

                                  LAB                                         Detergents

Isoprene                          SIS                                         Adhesive

Toluene                           TDI                                         Urethane foams

                                  --                                          Solvents

Para-xylene                       PTA, DMT                                    Polyester film and fibers, PET resin

Ortho-xylene                      Phthalic anhydride and plasticizers         Flexible products from PVC

OTHERS

MTBE                              --                                          Octane booster for gasoline

Solvent C9                        --                                          Solvents and thinners

Pyrolysis C9                      --                                          Octane booster for gasoline

FUELS

Automotive Gasoline               --                                          Fuel for domestic-combustion engines

LPG                               --                                          Fuel for domestic-combustion engines

SECOND GENERATION PRODUCTS

PET                                                                           Varied   packings   (soda  bottles,
                                                                              mineral watter...)



FUELS

     Since August 15, 2000, Copene has been authorized by ANP to produce and sell automotive gasoline. In the second half of 2001, in addition to gasoline, Copene was authorized to produce and sell LPG and diesel fuel.

UTILITIES

     Copene also produces electric power, steam, compressed air, drinking, clarified and demineralized water (together, "Utilities"), which are used in Copene's own production process and also sold to companies in the Complex. Copene's Utilities facilities consist of units for thermoelectric power generation, water trapping and adduction, water treatment, steam and compressed air.

     Copene generates an average of 70% of the Complex's energy consumption, and Chesf - Companhia Hidroeletrica do Sao Francisco ("Chesf") furnishes the remainder.

     During 2001, the sale of electric power was impacted by the emergency rationing program implemented by the Federal Government, beginning on June 1. As a result of this plan, Copene sought to reduce its power consumption to the minimum and, at the same time, increase its own power generation to the maximum, in order to guarantee full supply of the power demand of its direct clients in the Camacari Petrochemical Complex in addition to creating a power surplus for sale to third generation industries, in order to maintain the production chain at operational levels as near normal as possible. In this way, and without any price increase due to the rationing of electric power, approximately 120 third generation companies connected to Copene clients, located in the Southeast and Northeast regions, were supplied. These new clients represented an average monthly consumption of 9,850 MWh through Certificates of Power and an average invoicing of US$709 thousand, which permitted additional sales of 40,000 tons of ethylene.


PRICING OF PRODUCTS

     The price at which Copene purchases naphtha from Petrobras is set by monthly negotiations with Petrobras. Instead, Copene determines the prices for its olefins and aromatics products with reference to several market factors.

     Ethylene price is calculated based on a margin sharing system. Margin for the whole ethylene chain is calculated and split between Copene and its clients, proportional to the cost of investments of each company. Under this formula, the benefit or burden of higher or lower prices for ethylene derivatives, such as polyethylene, will be shared between Copene and its customers. Conversely, the benefit or burden of higher or lower prices of naphtha will also be shared with Copene's customers. Copene calculates the monthly price of propylene by multiplying the monthly ethylene price charged by Copene (including Brazilian taxes) by the ratio of the European contract price for propylene to the European contract price for ethylene. The price of butadiene is determined by using the European contract price and, unlike prices for the other products, includes freight costs.

     The prices of benzene, para-xylene and ortho-xylene are set on a monthly basis by determining the mean average of European and U.S. contract prices for those products as set forth in specialized publications.


INDUSTRY OVERVIEW


STRUCTURE

     The petrochemical industry transforms crude oil by-products or natural gas into widely used consumer and industrial goods. The Brazilian petrochemical industry is generally organized into three sectors, each characterized by the stage of transformation of various petrochemical feedstocks: first, second and third generation companies.

FIRST GENERATION COMPANIES

     Brazil's first generation companies, which are referred to as "crackers", break down or "crack" naphtha, their principal feedstock, into basic petrochemicals. The crackers currently purchase their naphtha, which is a by-product of the oil refining process, from Petrobras or imported from other countries. The basic petrochemicals produced by the crackers include (i) olefins, primarily ethylene, propylene and butadiene, and (ii) aromatics, such as benzene, toluene and xylenes. Copene, Copesul - Companhia Petroquimica do Sul ("Copesul") and Petroquimica Uniao ("PQU"), Brazil's three crackers (operating at their respective complexes) sell these basic petrochemicals to second generation companies. The basic petrochemicals, which are in the form of either gases or liquids, are transported to the second-generation companies' nearby plants through pipelines for further processing.

SECOND GENERATION COMPANIES

     Second generation companies process the basic petrochemicals purchased from the crackers to produce intermediate petrochemicals. These intermediate petrochemicals include (i) polyethylene, polystyrene and polyvinylchloride ("PVC") (each produced from ethylene), (ii) polypropylene and acrylonitrile (each from propylene), (iii) caprolactam (from benzene) and (iv) polybutadiene (from butadiene). There are approximately 48 second generation companies operating in Brazil. The intermediate petrochemicals are produced in solid form as plastic pellets or powders and are transported by truck to third generation companies, which generally are not located near the second-generation production facilities.

THIRD GENERATION COMPANIES

     Third generation companies, known as transformers, purchase the intermediate petrochemicals from the second-generation companies and transform them into final products. These final products include (i) plastics (from polyethylene, polypropylene and PVC), (ii) acrylic fibers (from acrylonitrile),
(iii) nylon (from caprolactam) and (iv) elastomers (from butadiene). The third generation companies produce a variety of consumer and industrial goods, including containers and packaging materials, such as bags, film and bottles, textiles, detergents and paints as well as automobile parts, toys and consumer electronic goods. There are over 4,500 third generation companies operating in Brazil. See "- Principal Products."

PETROCHEMICAL COMPLEXES

     The production of first and second-generation petrochemicals in Brazil centers around three major complexes. These are the Complex, the Sao Paulo Complex and the Southern Complex. Each complex has a single first generation producer, also known as the "raw materials center" (Copene, PQU and Copesul, respectively), and several second generation companies which purchase feedstock from the raw materials center.

     The Complex, located in the municipality of Camacari in the State of Bahia, began operations in 1978. The Complex consists of 22-second generation companies situated around Copene as the raw materials center. Copene has, at present, an ethylene capacity of 1,200 thousand tons per year (after the maintenance shutdown occurred in March 2002 it is 1,280 thousand tons per year), and in 2001, accounted for approximately 41% of Brazil's installed capacity.

     The Sao Paulo Complex, at Capuava in the State of Sao Paulo, was created in 1966 and began operations in 1972. It is the oldest petrochemical complex in Brazil. Its raw material center, PQU, supplies first generation petrochemicals to 11 second generation companies. PQU has an ethylene production capacity of 500 thousand tons per year.

     The Southern Complex, located in the municipality of Triunfo in the southern State of Rio Grande do Sul, is based around the raw materials center Copesul, and includes 7 second generation companies. In the second quarter of 1999, Copesul increased its ethylene production capacity from 685 thousand tons per year to 1,135 thousand tons per year.

     A fourth complex is being planned for the State of Rio de Janeiro, utilizing natural gas as feedstock. The ethylene production capacity being considered is 500 thousand tons per year. The conclusion of the project is expected in 2004.

ROLE OF THE BRAZILIAN GOVERNMENT

     The current structure of the petrochemical complexes reflects the Brazilian Government's plan, developed during the 1970s, to establish a domestic petrochemical industry to serve Brazilian markets. First and second generation companies are located within close proximity of each other to integrate the common use of facilities such as utilities and to facilitate feedstock delivery. Prior to their respective privatization, production capacity expansions at the crackers and the second-generation companies were coordinated to ensure that demand met the supply of petrochemicals. The infrastructure that developed around or near the complexes further fostered the interdependence of first and second generation companies, as limited facilities were constructed to facilitate the transportation and storage of feedstocks for importation or exportation. This interdependence has been accentuated as second-generation companies, which continue to rely upon the crackers, have increased their ownership of, and participation in the management of, the crackers.

     The Brazilian Government developed the Brazilian petrochemical industry by promoting the formation of tripartite joint ventures among the Brazilian Government, foreign petrochemical companies and private Brazilian investors. Petrobras' majority-owned subsidiary, Petroquisa, participated in each joint venture as the representative of the Brazilian Government; a foreign petrochemical company provided technology; and a Brazilian private sector company provided management.

     In 1992, the Brazilian Government began a privatization program to reduce significantly its interests in, and influence over, the petrochemical industry, particularly with respect to first and second-generation companies. This program was designed to increase private investment in the petrochemical industry and to spur its consolidation and rationalization. As a result of privatization auctions, the Brazilian Government's ownership of the voting stock of Copesul, Copene and PQU has been reduced, and the second-generation companies' indirect ownership, through the private groups that participate in the voting stock of the crackers, has increased.

     The following table sets forth the interests held in the crackers' voting stock before the privatization of each of them and as at December 31, 2001.

                                              Before privatization                       As at December 31, 2001
                                       -------------------------------------- --------------------------------------
                        Date of                         Private                                Private
                     Privatization        Government     Groups   Others (1)     Government     Groups    Others(1)
                    -----------------  -------------- ---------- ------------ -------------- ---------- ------------
                                                                      (%)                                       (%)
Copesul.........     May 15, 1992            67.2          2.1      30.7           15.0          59.4         25.6
PQU.............     January 24, 1994        67.8         31.9       0.3           17.4          56.9         25.7
Copene..........     August 15, 1995         48.2         50.4       1.4           15.4          60.0         24.6


------------------
Note:--

(1)  Pension funds, banks and employees.

ROLE OF PETROBRAS

     Until recently, Brazil's Constitution granted the Brazilian Government a monopoly, exercised through Petrobras, over the research, exploration, production, refining, importing, and transporting of crude oil and refined petroleum products (excluding petrochemical products) in Brazil. The Brazilian Constitution also provided that by-products of the refining process, such as naphtha, could only be supplied in Brazil by or through Petrobras. Naphtha is the feedstock used in Brazil for the production of basic petrochemicals such as ethylene and propylene. Since 1995, the Brazilian Government has taken several measures to deregulate the petrochemical industry in Brazil. With the creation of ANP in 1997, new rules and regulations have been implemented, intending to establish the gradual liberalization of Petrobras' monopoly. On August 9, 2000 the ANP deregulated the monopoly on the supply of naphtha, giving rise to different alternatives for supply of raw material for the Brazilian petrochemicals industry. With the continuation of the deregulation program, carried out by the ANP, which permitted the petrochemical centers to produce and sell automotive gasoline, LPG and diesel fuel, Copene reached the sales mark of 349 million liters of type A gasoline in 2001, much higher than the 51 million liters sold in the previous year, having also started the production and sale of LPG in the last quarter of the year.

     Due to the constraints of Petrobras' refining capacity, Petrobras imported approximately 27% of the naphtha it sold in Brazil in 2001.

TARIFFS

     First generation companies, including Copene, generally set prices for their products by reference to several market factors, including the prices, which would have to be paid by second-generation companies for imported products. Prices paid for such products are based in part on transportation and tariff cost. Consequently, the prices charged by first generation producers are affected by tariff rates imposed by the Brazilian Government on petrochemical imports, which have been varying irregularly throughout the years. The following table shows the fluctuation of the tariffs on basic petrochemicals and second-generation petrochemicals after 1991.


                                2001     2000      1999      1998     1997(7)     1996      1995    1994      1993     1992
                                ----     ----      ----      ----     -------   ------      ----    -----     ----   --------

BASIC PETROCHEMICALS
  Ethylene                       3,5       5         5         5        2/5         2        2         0        0      0
  Propylene                      3,5       5         5         5        2/5         2        2         0        0      0
  Butadiene                      3,5       5         5         5        0/5         0        0         0        0      0
  Toluene                        5,5       7         7         7        4/7         4        4         0        0      0
  Benzene                        5,5       7         7         7        4/7         4        4         0        0      0
  Ortho-xylene                   5,5       7         7         7        4/7         4        4         0        0      0
  Para-xylene                    5,5       7         7         7        4/7         4        4         0        0     5/0(1)
SECOND GENERATION
PETROCHEMICALS
  TDI                           15,5      17        17        17       14/17       14        14       14       15    20/15(2)
  EDC                           11,5      13        13        13       10/13       10        10       10       15    20/15(2)
  LAB                           13,5      15        15        15       12/15       12        12       14      15(4)  25/15(3)
  Ethylene oxide                 3,5       5         5         5        2/5         2        2         0        0      0
  Propylene oxide                3,5       5         5         5        2/5         2        2         0        0      0
  HDPE                          15,5      17        17        17       14/17    10/14(6)     2      14/2(5)    15    20/15(2)
  LDPE                          15,5      17        17        17       14/17    10/14(6)     2      14/2(5)    15    20/15(2)
  LLDPE                         15,5      17        17        17       14/17    10/14(6)     2      14/2(5)    15    20/15(2)
  Polypropylene                 15,5      17        17        17       14/17    10/14(6)     2      14/2(5)    15    20/15(2)
  Polystyrene                   15,5      17        17        17       14/17    10/14(6)     2      14/2(5)    15    20/15(2)
  PVC                           15,5      17        17        17       14/17    10/14(6)     2      14/2(5)    15    20/15(2)
  Styrene                       11,5      13        13        13       14/13    10/14(6)     10       10       10     10
  Acrylonitrile                 13,5      15        15        15       12/15       12        8        14       15    20/15(2)
  DMT                           13,5      15        15        15       12/15       12        8        14       15    20/15(2)
  Caprolactam                   13,5      15        15        15       12/15       12        8        14       15    20/15(2)

------------------
Notes:--

(1)   5% until October 1, 1992; 0% after that date.

(2)   20% until October 1, 1992; 15% after that date.

(3)   25% until October 1, 1992; 20% after that date.

(4)   20% until July 1, 1993; 15% after that date.

(5)   l4% until October 31, 1994; 2% after that date.

(6)   10% until March 31, 1996; 14% after that date.

(7)   All changes in tariffs occurred after November 1997.

Source:  ABIQUIM - Associacao Brasileira da Industria Quimica (the "Brazilian Chemical Industry Association" or "ABIQUIM").


     In the light of the Brazilian Government's frequent adjustment of tariffs, there can be no assurance that the current rate will remain in effect for the foreseeable future.

OLEFINS AND AROMATICS


OPERATING ENVIRONMENT

     The Brazilian olefins and aromatics markets in which Copene competes are cyclical markets that are sensitive to relative changes in supply and demand, which are, in turn, affected by general economic conditions in Brazil. The Brazilian markets are also affected by the cyclical nature of international markets because prices in Brazil are determined, in part, by reference to world petrochemical prices and prices paid by importers of petrochemical products. Reductions in tariffs and other trade barriers have increasingly exposed the Brazilian petrochemical industry to the cyclicality of the international markets. Traditionally, the second and third quarters have been the best periods of the year for the petrochemical industry in the domestic market. During this time the trade sector intensifies its orders due to the increase in the sales of consumers goods at the end of the year.

     With the growth of the Brazilian economy of around 4% in 2000, the domestic demand in the three principal petrochemical markets - thermoplastics, elastomers and synthetic fibers - presented an increase estimated in 10% compared to 1999. In spite of this growth, 2000 brought several challenges to domestic producers in the petrochemical sector.

     Copene's physical sales of olefins (ethylene, propylene and butadiene) on the domestic market in 2001, which reached 1,570.6 thousand tons, were 10.0% below those recorded in 2000. In addition to the reduction resulting from the programmed maintenance shutdown, mentioned previously, specific market problems contributed to the drop in sales of these products. Butadiene, for example, dropped 12.1%, as a result of strong competition from imported polybutadiene. In the case of ethylene, the drop of 8.0% in sales is attributed to the weak performance of PVC on the domestic market, due to the difficulties faced by civil construction, as a result of high interest rates established by the federal economic policy. The reduction of 13.7% in domestic sales of propylene was caused by retraction of the market for its derivatives, such as acrylonitrile and oxo-alcohols and by the fact that Dow Chemical reduced its purchases from Copene by 50%, replacing them with propylene from Petrobras, which increased its production at the Landulpho Alves Refinery (RLAM). The surplus of propylene on the domestic market was directed to exports, which reached 70.6 thousand tons, 54.1% above the exports for 2000. The exports of olefins reached US$ 23.0 million, while the total net sales of olefins was of US$ 733.5 million, representing 53.1% of Copene's total net income.

     Sales of aromatics (benzene, toluene, C9 solvent and xylenes) reached 519.8 thousand tons on the domestic market, 1.1% above sales in the previous year. These sales were relatively stable in the first semester but, starting in the second half of 2001, the market was affected by a slowdown in the world economy, which caused a drop in international prices. The retraction of sales of para-xylene in this period created a change in the product mix, increasing availability for the solvents market, which explains a retraction of 28.6% in the sale of para-xylene and a growth of 93.9% in the sale of toluene on the domestic market, when compared to the previous year. Exports of aromatics reached 161.1 thousand tons, 19.4% below the figure for 2000. Of the Company's total net income, sales of aromatics contributed with 16.5% or US$ 228.6 million, 17.1% below the value for 2000. Of this total, exports of US$ 43.2 million were responsible for 3.7% of the Company's total income, registering a fall of 39.5% compared to the previous year.

     Sales of aliphatic solvents dropped approximately 7.5% when compared to the previous year as a result of the diversion of a large part of the PGH stream for the production of gasoline. This drop was attenuated by the larger sale of Coperaf when compared to the previous year. Sale of aromatic solvents increased 6% as a result of greater sales of toluene. Exports of MTBE were of 110.9 thousand tons and of DCPD + aromatic streams were of 17.7 thousand tons. Net income corresponding to the sales of other petrochemicals reached US$ 211.5 million, representing 15.3% of Copene's total net income, including Polyesters in the amount of US$ 28.6 million and Polyethylene in the amount of US$ 41.3 million, with a growth of 7.5% compared to 2000.

     Sales of type A gasoline during 2001 reached 349 million liters. Logistic limitations, together with the programmed maintenance shutdown, prevented the sale of a greater volume of this fuel. However, this did not prevent Copene from consolidating its share in this market, diversifying its area of influence in several states of the North and Northeast, such as Para, Maranhao, Paraiba, Pernambuco and Bahia. Copene's participation in the Northeast market reached 14.6% in the period and sales to Pernambuco represented 62% of that market. In October, Copene obtained authorization from the ANP, to sell LPG. Sales to the industrial market of gas distributors installed in Bahia started in November. A total of 4,000 tons was sold. Net income from fuels reached US$ 86.4 million, corresponding to 6.3% of Copene's total net income during 2001.

     With the merger of Nova Camacari and, consequently, of Proppet in September 2001, Copene acquired a producer of PET resin, Bottle Grade (BG), a product derived from para-xylene, also produced by Copene. Sales on the domestic market by the Copene polyester production unit (formerly Proppet), decreased 3.7% in 2001 compared to the previous year, a drop partly justified by the maintenance shutdown of the unit in March 2001. In the first semester, sales and prices of PET were stimulated by a period of hot weather with little rain, which increased sales of soft drinks and increased the price of PET. During the second semester of 2001 there was an expressive drop in the price of PET, as a result of the increase of stocks of the product worldwide, mainly of Asian producers.


BRAZILIAN CONSUMPTION

     The following table presents the consumption of olefins and aromatics in Brazil for selected years in the period 1980 through 2001:

            Year         Olefins       Aromatics
           ---------  --------------  -------------
                         (in thousands of tons)
            1980            1,292            582
            1985            2,061            673
            1990            2,394            846
            1995            3,159          1,080
            1996            3,061            953
            1997            3,456          1,094
            1998            3,645          1,120
            1999            3,965          1,099
            2000            4,264          1,301
            2001            3,990          1,353
           -------------
           Sources:  1980, 1985 and 1990 - Petroquisa; 1995 - 2001 - Copene.

     Copene anticipates that growth in demand for olefins and aromatics in Brazil will continue due to (i) increasing consumption of plastic-based products, (ii) population growth, (iii) increasing utilization of plastics as a substitute for other materials and (iv) general economic growth in Brazil.

     Despite the high growth rates for domestic consumption, Brazilian per capita consumption of second generation petrochemicals has been modest compared to per capita consumption in other countries, which the Company believes suggests a large potential for growth.

     The following table sets forth information relating to Copene's production, the estimated production of other Brazilian companies and foreign trade for the periods indicated for olefins and aromatics.


                                                             Production                                    Estimated
                                                               of Other                                        Total
                                          Production          Brazilian                                     Domestic
                                           of Copene          Companies       Imports       Exports      Consumption
                                         ------------  -----------------   -----------  ------------  ---------------
                                                                  (in thousands of tons)

Olefins(1)
  Year Ended
    December 31, 1999.................         1,816              2,258 (3)        10           119            3,965
    December 31, 2000.................         1,790              2,568             -            94            4,264
    December 31, 2001.................         1,706              2,362            29           107            3,990

Aromatics(2)
  Year Ended
    December 31, 1999.................           775                867            27           570            1,099
    December 31, 2000.................           713                934            75           421            1,301
    December 31, 2001.................           697                851            88           283            1,353
--------------
Notes: --

(1)  Includes ethylene, propylene and butadiene.

(2)  Includes benzene, toluene, xylenes and C9 solvent.

(3) In 1999, Copesul expanded its ethylene production capacity by 450 thousand tons per year. The new capacity became operational in the second half of the year.

Source:  Copene.

     The above estimates of total domestic consumption assume that all domestic production is immediately sold in the market and that there has been no change in total domestic inventory. Basic petrochemical producers are designed to operate with low inventories of products and low inventory storage capacities (Copene's average storage time is 10 days for finished goods and 5 days for naphtha).

COMPETITION

     Although there are currently three major petrochemical complexes in Brazil, Copene is to a certain extent protected from competition. Its customers, who are mostly second-generation petrochemical producers, whose plants are located in the Northeastern Complex, are unlikely to be able to obtain their feedstocks elsewhere at lower prices due to transportation costs as well as to logistic difficulties. In addition, since Brazil is self-reliant in the production of olefins, imports of these products are sporadic and associated with scheduled maintenance shutdowns. In 2001, from a total consumption of 2,444 thousand tons of ethylene in Brazil, only 17,728 tons were imported.

SALES OF PETROCHEMICALS

     The following table sets forth, for the years ended December 31, 2001, 2000, and 1999, certain information regarding the Company's petrochemicals net sales.

                                                                          Year ended December 31,
                                   -------------------------------------------------------------------------------------------------
                                             2001                             2000                               1999
                                   -----------------------------      ----------------------------      ----------------------------
                                    Quan-                              Quan-                             Quan-
                                   tities           Net               tities         Net                 tities          Net
                                     sold          Sales               sold          Sales                sold           Sales
                                   --------  -------------------      ------   -------------------      -------     ----------------
                                   (thou-                             (thou-                            (thou-
                                   sands     (millions                 sands      (millions              sands     (millions
                                     of        Of U.S.                 of         of U.S.                of         of U.S.
                                    tons)     Dollars)(1)   (%)        tons)      dollars)(1)  (%)       tons)      dollars)(1) (%)


Domestic Sales
Ethylene.......................... 1,015.1       495.6      47.3      1,103.8       636.3      44.6     1,121.1       392.7     43.1
Propylene.........................   421.0       149.5      14.3        487.7       228.3      16.1       494.3       120.4     13.2
Para-xylene.......................    91.7        44.8       4.3        128.4        61.2       4.3       151.7        55.3      6.1
Benzene...........................   223.2        66.7       6.4        233.8        85.8       6.0       224.4        51.6      5.7
Butadiene.........................   134.5        65.4       6.2        153.1        68.7       4.8       137.5        38.7      4.3
Mixed xylenes.....................    50.6        19.2       1.8         51.2        19.6       1.4        52.8        13.4      1.5
Ortho-xylene......................    41.9        17.9       1.7         36.9        16.1       1.1        39.7        13.4      1.5
Toluene...........................   108.0        35.3       3.4         55.7        18.9       1.3        52.1        11.5      1.3
Butene-1 .........................    10.8         6.0       0.6         10.9         6.2       0.4        21.5         9.1      1.0
Isoprene..........................     5.1         4.0       0.4          4.7         3.8       0.3         4.2         3.4      0.4
C9 Solvent........................     4.4         1.6       0.1          8.3         2.8       0.2        10.3         2.5      0.3
MTBE..............................     0.0         0.0       0.0          0.0         0.0       0.0         0.0         0.0      0.0
Returns to refinery (2) ..........    30.8         6.6       0.6        138.3        29.4       2.0       163.0        22.0      2.4
Other ............................   123.7        72.1       6.9        232.5        83.5       5.8       159.5        45.0      4.9
Polyester ........................    22.8        28.6       2.7          0.0         0.0       0.0         0.0         0.0      0.0
Polyethylene......................    43.8        34.9       3.3          0.0         0.0       0.0         0.0         0.0      2.4
TOTAL DOMESTIC SALES ............. 2,327.4     1,048.2      89.5      2,645.3     1,260.6      88.3     2,632.1       779.0     85.6
EXPORTS ..........................   385.4       125.5      10.5        445.1       167.7      11.7       500.7       131.4     14.4
                                   -------     -------      ----      -------     -------      ----     -------       -----     ----
TOTAL PETROCHEMICALS NET SALES.... 2,712.8     1,173.7     100.0      3,090.4     1,428.3     100.0     3,132.8       910.4    100.0
                                                           =====                              =====                            =====
% of  Total net sales.............      --          --      84.9           --          --      91.8          --          --     89.9


----------------
Notes:--

(1) Translated from reais into U.S. dollars at the average exchange rate prevailing in the month of the charge or credit to income.

(2) Returns to refinery are by-products (LPG and gasoline) sold back to Petrobras.

Source:  Company's records.

     Net sales of petrochemicals accounted for 84.9% of the Company's revenues for the year ended December 31, 2001, 91.8% in 2000, and 89.9% in 1999.

     Copene's main customers are the second-generation companies located in the Complex, which purchase products under long-term supply contracts. Copene entered into various long-term supply contracts with downstream companies in 1978. These contracts had initial maturities of 10 years and are automatically renewable for five-year periods. The contracts provide for minimum and maximum quantities and annual or monthly deliveries. Copene also maintains long-term supply contracts with several companies outside the Complex. Copene has entered into new 10-year contracts, renewable automatically for further five-year periods, for the supply of basic petrochemicals to POLIALDEN Petroquimica S.A. ("Polialden"), CPC - Companhia Petroquimica de Camacari S.A. and SALGEMA Industrias Quimicas S.A. (now known as TRIKEM S.A. or "Trikem"), DETEN Quimica S.A. ("Deten"), EDN - Estireno do Nordeste S.A. ("EDN"), NITROCARBONO S.A. ("Nitrocarbono"), OXITENO S.A. Industria e Comercio ("Oxiteno"), POLIBRASIL S.A. Industria e Comercio ("Polibrasil"), POLIOLEFINAS do Nordeste S.A. (now known as OPP - Quimica S.A. or "OPP"), POLITENO Industria e Comercio S.A. ("Politeno"), POLITENO Linear Industria e Comercio S.A. ("Politeno Linear"), PRONOR Petroquimica S.A. ("Pronor") and Petroflex. The criterion used by Copene to establish the price of its products is determined on a monthly basis and varies according to the type of product sold. See "- Pricing of Products."

     The following table sets out the Company's principal customers, in the domestic market, for the year ended December 31, 2001.


                                                                    Principal                 Total value     Total
Client                 Principal Shareholders   Location            Products Purchased    of purchases(1)     Sales
---------------------- ------------------------ ------------------- --------------------- ----------------  ---------
                                                City                                         (in millions      %
                                                                                                  of
                                                                                             U.S. dollars)

Politeno               Conepar/Suzano           Camacari            Ethylene                     175.4        12.6

Trikem                 Odebrecht                Camacari/Maceio     Ethylene                     101.4         7.3
                                                                    Hydrogen
                                                                    Propylene

OPP                    Odebrecht                Camacari            Ethylene                      89.1         6.4

Oxiteno                Ultra                    Camacari/Santos     Ethylene                      94.5         6.8

Polibrasil             Suzano                   Camacari/ Duque     Propylene                     71.2         5.2
                                                de Caxias

Polialden(4)           Conepar                  Camacari            Ethylene                      46.1         3.3

EDN                    Dow Chemical (U.S.A.)    Camacari/Guaruja    Benzene                       68.5         5.0
                                                                    Ethylene

Petroflex              Copene/Suzano/Unipar     Duque de Caxias     Butadiene                     65.8         4.8

Ciquine                Elekeiroz                Camacari            Propylene                     53.4         3.9
                                                                    Toluene
                                                                    Ortho-xylene
                                                                    Hydrogen

Dow Quimica            Dow Chemical             Candeias/Guaruja    Propylene                     27.4         2.0

Rhodiaco               Rhodia                   Paulinia            Para-xylene                   35.6         2.6

Acrinor                Unigel                   Camacari            Propylene                     31.5         2.3

Nitrocarbono           Mariani                  Camacari            Benzene                       31.5         2.3
                                                                    Toluene

Proppet(3)             Copene                   Camacari            Para-xylene                   37.3         2.7

Deten                  Petresa (Spain)          Camacari            Benzene                       17.8         1.3

Isopol                 Dow Chemical             Camacari            Toluene                       17.8         1.3

RLAM                   Petrobras                Sao Francisco do     Return                        5.5         0.4
                                                Conde                streams

Other companies (2)    N.A.                     N.A.                N.A.                         286.7        20.7
                                                                                          ----------------  ---------

Total domestic net sales..............................................................         1,256.5        90.9

Total exports.........................................................................           125.5         9.1
                                                                                          ----------------  ---------

Total net sales.......................................................................         1,382.0       100.0
                                                                                          ================  =========

-----------------
Notes: --

(1)  Sales of utilities and other services are included.

(2)  Individual purchases under U.S.$10 million.

(3)  Incorporated to Copene in September 2001.

(4)  Sales of ethylene up to July 31, 2001.

     As is common with other petrochemical companies, Copene has a high concentration of sales to a limited number of clients. The majority of Copene's sales are made, principally, to second-generation companies controlled by the Odebrecht (17.6%), Suzano (17.2%), Conepar (15.7%) and Dow Chemical (10.5%) groups. See "Note 22" to the Consolidated Financial Statements.

EXPORTS OF PETROCHEMICALS

     The following table sets forth, for the years ended December 31, 2001, 2000 and 1999 information regarding the Company's exports.



                                                                     Year ended December 31,
                                       ----------------------------------------------------------------------------------
                                                2001                          2000                       1999
                                       -------------------------    ------------------------- ---------------------------
                                         Quan-                      Quan-                        Quan-
                                        tities       Net            tities        Net            tities          Net
                                         sold       Sales            sold        Sales           sold          Sales
                                       -------- ----------------    ------- ----------------- ---------  ----------------
                                       (thou-              (%)      (thou-               (%)    (thou-               (%)
                                        Sands   (millions            sands   (millions           sands  (millions
                                          of    of U.S.                of     of U.S.              of      of U.S.
                                        tons)   dollars)(1)           tons)  dollars)(1)          tons)  dollars)(1)


Benzene............................       93.7      25.6    20.4      148.5     55.0     32.7     179.4     42.3     32.2
MTBE...............................      110.9      37.7    30.0      122.2     46.6     27.8     138.9     32.3     24.6
Propylene..........................       70.6      23.0    18.4       45.8     21.5     12.8      48.9     16.0     12.2
Isoprene...........................       12.2       9.2     7.3       11.4      8.7      5.2      12.8     11.1      8.4
Para-xylene .......................        0.0       0.0     0.0        5.0      2.1      1.3      16.8      5.1      3.9
C9 Solvent.........................        0.0       0.0     0.0        5.7      1.6      1.0      24.8      4.2      3.2
Mixed xylenes......................        2.1       0.6     0.5       13.1      3.6      2.1      14.6      2.9      2.2
Butadiene..........................        0.0       0.0     0.0        3.0      0.9      0.5      11.2      2.7      2.1
Ortho-xylene.......................        3.0       1.1     0.9       11.7      4.5      2.7       7.6      2.7      2.1
DCPD...............................       13.3       4.1     3.2       18.7      4.8      2.9      14.9      2.6      2.0
Pyrolysis C9.......................        0.0       0.0     0.0       11.0      3.3      2.0       5.9      1.0      0.8
Toluene............................       62.3      15.9    12.7       16.0      4.6      2.7       5.5      1.0      0.8
Butene-1...........................        3.9       1.6     1.3       10.1      4.0      2.4       1.8      0.7      0.5
Ethylene...........................        0.0       0.0     0.0        0.0      0.0      0.0       0.0      0.0      0.0
Piperylene.........................        0.0       0.0     0.0        0.0      0.0      0.0       0.0      0.0      0.0
Other..............................        4.5       0.3     0.2       22.9      6.5      3.9      17.6      6.8      5.2
Polyester..........................        0.0       0.0     0.0        0.0      0.0      0.0       0.0      0.0      0.0
Polyethylene.......................        8,9       6,4     5.1        0.0      0.0      0.0       0.0      0.0      0.0
                                       -------   --------  ------   -------- --------   -------  ------- --------  --------
TOTAL EXPORTS......................      385.4    125.5    100.0      445.1    167.7     100.0     500.7   131.4     100.0
                                                           =====                         =====                       =====

% of Total net sales...............         --      --       9.1         --       --      10.8        --      --     13.0

------------------
Note:--

(1) Remeasured from reais into U.S. dollars at the average exchange rate prevailing in the month of the charge or credit to income.

Source:  Company's records.

     In 2001, the Company's exports were mainly directed to clients in North America (80.0%), Europe (17.8%), South America (1.2%) and other regions (1.0%). In 2001, total exports declined 13.4% in volume in comparison to 2000. In 2001, net sales from exports amounted U.S.$ 125.5 million, a 25.2% decrease over 2000. Exports for the year 2001 represented 10.7% of the Company's net sales of petrochemicals and 9.1% of its total net sales and in 2000 represented 11.7% and 10.8%, respectively.

     Copene's exports are made on a spot basis, depending on the availability of products. Bids are requested from various trading companies and end-users and sales are made to the highest bidder. Consequently, the purchasers of products exported by Copene vary materially from year to year.


SALES OF FUELS

     Since August 15, 2000, Copene has been authorized by ANP to produce and sell automotive gasoline. In October 2001, in addition to gasoline, Copene was authorized to produce and sell LPG and diesel fuel. The sales were initiated in November, attending the gas distributors industrial market installed in Bahia. In total, 4,000 tons were commercialized.

     The fuel net income reached US$ 86.4 million in 2001 in comparison to US$ 15 million in 2000, corresponding to 6.3% and 1.0% of Copene's total net income, respectively.

     In 2001, an automotive gasoline sales progression it was verified, being Copene the first basic petrochemical producer to obtain ANP (National Petroleum Agency) authorization to produce and commercialize it. Sales of type "A" gasoline reached 349 million liters in 2001, compared to 51 million liters in 2000. Logistic limitations, in connection with a programmed maintenance shutdown, had restricted the commercialization of a greater volume of this fuel. This, however, did not prevent Copene from consolidating its leadership in the Northeastern Brazilian market, diversifying the companies operational areas in the North and Northeast, such as in the States of Para, Maranhao, Paraiba, Pernambuco, and Bahia. Copene's participation in the Northeast reached 14.6% at that time and the sales to Pernambuco represented 62% in that market.


SALES OF UTILITIES

     In addition to petrochemicals, Copene produces Utilities for its own consumption and for sale to the second-generation companies in the Complex.

     During 2001, the sale of electric power was impacted by the emergency rationing program implemented by the Federal Government, beginning on June 1. As a result of this plan, Copene sought to reduce its power consumption to the minimum and, at the same time, increase its own power generation to the maximum, in order to guarantee full supply of the power demand of its direct clients in the Camacari Petrochemical Complex in addition to creating a power surplus for sale to third generation industries, in order to maintain the production chain at operational levels as near normal as possible. By doing that, and without increasing any price due to the rationing of electric power, approximately 120 third generation companies connected to Copene's clients, located in the Southeast and Northeast regions, were supplied with energy. These new clients represented an average monthly consumption of 9,850 MWh through Certificates of Power and an average monthly invoicing of US$709 thousand, which permitted additional sales of 40,000 tons of ethylene.

     Net sales of electric power in 2001 reached US$49.3 million, 6.3% above the sales for 2000, and a 3.6% participation in Copene's total net income. The sale of steam reached US$60.1 million, with a decrease of 12.5% in 2001 over the previous year, contributing with 4.4% in Copene's total net income. Utilities, as a whole, generated US$ 118.6 million in net income, with a decrease of 4.4% when compared to 2000 and accounted for 8.6% of Copene's total net income during 2001.

     In 2000, net sales of utilities reached U.S.$ 124 million, an increase of 24.6% over 1999. As occurred in 1999, Copene again sold electric power to CHESF during the months of January and February, as a result of the low levels of water in the Brazilian hydroelectric dams. Sales of Utilities accounted for 8.0% of the Company's net sales in 2000 and 9.8% in 1999.
     The following table sets forth, for the years ended December 31, 2001, 2000 and 1999, certain information regarding Copene's utilities' sales.



                                                               Year ended December 31,
                               ------------------------------------------------------------------------------------------
                                          2001                          2000                          1999
                               --------------------------- -----------------------------  -------------------------------
                                    Quan-                         Quan-                        Quan-
                                   tities        Net             tities        Net             tities             Net
                                     sold       Sales              sold       Sales              sold            Sales
                               ----------  ---------------  -----------  ----------------  ----------      --------------
                                  (thou-   (millions   (%)    (thou-     (millions    (%)   (thou-      (millions   (%)
                                sands of   of U.S.             sands of   of U.S.            sands of    of U.S.
                                   tons)   Dollars)(1)         tons)      dollars)(1)        tons)       dollars)(1)


Electricity (1,000 MWh) ......    1,385.1    49.3     41.7      1,368.9     46.4     37.4     1,399.7      42.9      43.1
Steam (1,000 tons)............    4,213.8    60.1     50.7      3,903.7     68.7     55.4     4,405.5      48.6      48.9
Demineralized water (1,000 m3)   15,794.0     5.6      4.6     16,211.0      5.9      4.8    17,381.3       5.3       5.3
Compressed air (1,000 Nm3)....  198,547.0     3.6      3.0    199,158.0      3.0      2.4   197,430.8       2.7       2.7
                                            -----   -----                  -----   -----                   ----     -----
TOTAL SALES OF UTILITIES......              118.6    100.0                  124.0   100.0          --      99.5     100.0
                                                    ======                         ======                           =====
% of  Total  net sales........        --       --      8.6           --        --     8.0          --        --       9.8

-----------------
Note:--

(1) Remeasured from reais into U.S. dollars at the average exchange rate prevailing in the month of the charge or credit to income.

Source: Company's records.

SALES OF SERVICES

     The services business comprises the storage of gaseous petrochemical products, and is represented by Copene's controlled subsidiary, Tegal, located in the port terminal of Aratu, State of Bahia. In 2001, net sales of services totaled U.S.$ 3.3 million, representing 0.2% of the Company's total net sales.

TAX EXEMPTION


     Copene and its wholly owned subsidiary, Monomeros, are exempt from income tax on profits from sales of all their basic petrochemical products, utilities and services through the year 2001 and 2002, respectively. This tax exemption was obtained pursuant to legislation offering fiscal incentives to industrial companies located in the Northeastern region of Brazil. See "Note 5" to the Consolidated Financial Statements and Item 8 "Financial Information - Exemption of Income Tax". The statutory income tax rate is currently 25%. After the year 2002, the exempt companies are eligible for a progressive income tax reduction.

     The following table shows the income tax reduction and periods applicable to Copene.

                                         01/01/2002 to      01/01/2004 to       01/01/2009 to     After 01/01/2014
                                           12/31/2003         12/31/2008         12/31/2013
                                        -----------------  -----------------  ------------------  ------------------

Income Tax Reduction...............          37.5%              25.0%               12.5%             Expired


MAINTENANCE OF PLANT

     Until April 1998, maintenance services for Copene's production facilities were carried out exclusively by Ceman, a company specialized in industrial maintenance, including personnel for day-to-day activities and also for periodic maintenance turnarounds. However, in April 1998 Copene decided to directly administer and perform part of its maintenance services. Accordingly, Copene hired 163 employees, formed its own maintenance team and renegotiated the scope of the maintenance contract with Ceman.

     Applying the strategy followed in recent years to focus on the petrochemical business, throughout 1998 Copene negotiated the sale of the assets of its wholly owned subsidiary, Ceman. Negotiations were concluded in January of 1999 and the formal closing of the sale was in April 1999. Although the assets of Ceman have been sold to Asea Brown Boveri Ltda - ABB, the maintenance contract remains in place with no material changes.

     Because Copene has two independent petrochemical plants, uninterrupted petrochemical production is planned, even during maintenance services. Other brief stoppages of operations not affecting production output may take place, primarily for maintenance purposes, catalyst regeneration or equipment cleaning.

     Regular plant maintenance requires complete plant shutdowns from time to time, which usually takes approximately 30 days to be completed. Since commencing operations in July 1978, Copene's first plant has undergone seven scheduled major maintenance services as part of its regular maintenance policy. The last general shutdown, in March 1997, was carried out in Copene's second ethylene production unit and lasted 28 days. It was the first shutdown for inspection and maintenance of this unit, which had been operational for almost five years and was intended to return the plant to its optimum efficiency and capacity. During the months of July and August 2001 Copene's first plant went through a 27 day maintenance shutdown. From March to May 2002, Copene's pyrolisis plant number 1 went again through a 73-day maintenance shutdown, with the main purpose to increase its production capacity of 80.0 thousand tons of ethylene per year.
     Costs incurred in maintenance shutdowns are deferred and amortized on a straight-line basis until the next programmed maintenance project, varying according to the duration of the campaign of each production unit.

     After September 1995, Copene implemented a new strategy for the management of its plants, which consisted of the division of its operating area into five segments, olefins, aromatics, utilities, delivery and since the incorporation of Poppet, the polyester segment. They are called "assets" and aggregated by activity. Each of Copene's five "assets" is split into units with decentralized operations and maintenance teams working together on that particular asset. In addition, Copene has plant-wide teams, which are responsible for service, purchase of feedstock, reliability, documentation and turnarounds. This strategy was used to implement the Total Productivity Management - TPM ("TPM") program, a management model adopted and implemented by Copene to assist in improving the efficiency of its operations and maintenance, giving it an advantage over its international and Brazilian competitors. The first stages attained in the utilization of the TPM methodology were recognized by JIPM, which granted Copene its Excellence Award in November 1999. During the year 2000, Copene continued the evolution and improvement of its management model.

QUALITY CONTROL

     At the time of the construction of its second plant, Copene instituted new quality control procedures, which enabled it to obtain ISO 9002 certification, an internationally recognized quality control standard. Following a procedures audit, Copene and its subsidiary Monomeros, received the ISO 9002 certification in December 1992 for butadiene, isoprene and butene-1. Copene was the first petrochemical company in South America to obtain such certification. In June 1993, ISO 9002 certification for all other petrochemical products and utilities was obtained. This certification takes into account both the quality of the final product and the quality of operating procedures. Copene's competitors in Brazil, Copesul and PQU, have also received ISO 9002 certification.

INSURANCE

     Copene has insured its plants against material damages and consequent losses of income through an "All Risks" policy. The plants are valued in this policy at US$ 2.3 billion. Approximately 98.0% of Copene's insurance coverage is written in the London insurance market.

     - The Material Damages coverage provides insurance for losses due to material damages like fire and machinery breakdown. This coverage has a maximum indemnification limit of US$ 1.5 billion and has a deductible of US$ 5.0 million.

     - The Loss of Income coverage provides insurance for losses of income resulting from stoppages due to any material damage covered by the policy. This coverage insures against losses up to US$ 279.6 million due to stoppages extending beyond 60 days. The losses are covered until the plant and production are re-established or for a maximum period of 24 months.

     Copene also has a Third Party Liability policy, which covers the losses for damages caused to third parties during its operations, including sudden environmental pollution, up to the limit of US$ 60.0 million.

     Besides these three policies, COPENE has other insurances for specific situations like Directors and Officers (D&O) Liability, marine and transport insurance, vehicles insurance and other kinds of coverage that are not written in the "All Risks" policy.


C. Organizational structure

     The following are the subsidiaries whose results are included in the Company's consolidated financial statements. See "Note 2.c" to the Consolidated Financial Statements.

     CPN INCORPORATED LTD. ("CPN Inc.") is a wholly owned subsidiary of Copene, which acts as a trading company located in the Cayman Islands.

     CPN Distribuidora de Combustiveis Ltda. ("CPN Distr.") is a wholly owned subsidiary of Copene, which acts as a full trading company.

     COPENE - Monomeros Especiais S.A. ("Monomeros") is 87.24% owned by Copene and produces isoprene and butene-1.

     TEGAL - Terminal de Gases Ltda. ("Tegal") is 73.11% owned by Copene and operates a product storage plant located 33 kilometers from the Complex.

     Copene's shareholders' meeting held on November 30, 2000, approved the merger of CPN Administradora de Bens Moveis e Servicos Ltda. ("CPN Adm."), a wholly owned subsidiary, into Copene. See "Notes 2.c and 9" to the Consolidated Financial Statements.

     POLIALDEN PETROQUIMICA S. A.- is 42.64% owned by Copene and produces high density polyethylene (HDPE) and ultra high molecular weight polyethylene (UHMW-PE).

     The following are the affiliated companies whose results are included in the Company's consolidated financial statements under the equity method. See "Note 9" to the Consolidated Financial Statements.

     CETREL S.A. - Empresa de Protecao Ambiental ("Cetrel") is 18.46% owned by Copene and operates a residues treatment station for the majority of wastewater and organic residues generated by the industries in the Complex.

     CODEVERDE - Companhia de Desenvolvimento Rio Verde ("Codeverde") is 35.39% owned by Copene and is engaged in land development.

     PETROFLEX Industria e Comercio S.A. ("Petroflex") is 20.12% owned by Copene and produces synthetic rubber from butadiene.

     POLITENO INDUSTRIA E COMERCIO S.A. - Is 30.99% owned by Copene and produces LDPE - Low Density Polyethylene, LLDPE - Linear Low Density Polyethylene, HDPE - High Density Polyethylene and EVA - Ethylene Vinyl Acetate.

     Copene also owns 88.42% of the total capital of NORCELL S.A. ("Norcell"), a company engaged in forestry management. Copene, however, has no control over the operating and financial policies of Norcell as established in the Shareholders Agreement signed on April 20, 1989 between Copene and Riocell S.A. ("Riocell"). See "Note 9" to the Consolidated Financial Statements and material agreements filed on October 20, 1998 with the Registration Statement on Form 20-F. Norcell's net sales for the years 2001, 2000 and 1999 are U.S.$ 14.8 million, U.S.$ 26.5 million, and U.S.$ 19.2 million, respectively.

     Copene owns 100% of the capital of CPN Distribuidora de Combustiveis Ltda. ("CPN Dist."), which is currently inactive. The main objective of this subsidiary is the distribution and trade of petroleum derivatives, including petrochemical products, fuels and solvents, as well as import and export activities. The initial operations of CPN Dist. will be to obtain Copene's fuel oil requirements directly (instead of buying them from other distributors) from the refineries (including overseas sources). See " Information on the Company - Business Overview - The Production Process - Raw Materials."


D. PROPERTY, PLANTS AND EQUIPMENT

     The properties of the Company consist primarily of petrochemical producing facilities in Camacari, State of Bahia, Brazil. Copene also has control or equity interests in investments located in other parts of the country as well as an administrative support office in Rio de Janeiro, State of Rio de Janeiro, Brazil. For a description of the Company's main products and production process, see "- Principal Products - The Production Process."

     The following table sets forth the properties of the Company and its main affiliates by location of facilities and type of business.


              Type of Business/ Name of Company                           Location of Facilities
              ---------------------------------------------------------   ----------------------------

              Petrochemical, Utilities and Resins Producer
              Copene                                                      Camacari - Brazil

              Petrochemical Producer
              Monomeros                                                   Camacari - Brazil
              Petroflex                                                   Duque de Caxias - Brazil



              Politeno                                                    Camacari - Brazil
              Polialden                                                   Camacari - Brazil

              Petrochemical Products Storage
              Tegal                                                       Candeias - Brazil

              Industrial Residues Treatment
              Cetrel                                                      Camacari - Brazil

              Land Development
              Codeverde                                                   Irece - Brazil

              Forestry Management
              Norcell                                                     Alagoinhas - Brazil

     The Company believes that all of its facilities are in good condition and are used according to their intended purposes.

     As of December 31, 2001, the consolidated net book value of the Company's property, plant and equipment, net was U.S.$ 1,094 thousand.

ENVIRONMENTAL MATTERS

     With respect to Copene's environmental policy, significant results have been attained, linked to the precepts of Total Productivity Management (TPM). The Responsible Care program for continuous improvement in organization performance aimed at excellence in health, safety and environment continues to be implemented, addressing the goals established by its commitment to the Brazilian Chemical Industry Association - ABIQUIM.

     All projects for the installation of industrial facilities in the Complex are subject to approval by the Council for Environmental Protection of the State of Bahia ("CEPRAM"). CEPRAM's Technical Office, Environmental Resources Center ("CRA"), conducts an analysis of each project and enforces compliance with the State of Bahia's laws on environmental protection. The State's Research and Development Center and other outside consultants act as technical advisors to the CRA. Installed projects must obtain the approval of CEPRAM to commence operations and must obtain renewed consent for operations every five years. Copene's environmental license was renewed in 2000 and is valid until 2005. Copene's operating permit obligates it to engage in systematic measures for treatment of wastewater and hazardous solid waste.

     In 2000, CEPRAM issued another authorization for the construction of new pipelines between the Port of Aratu and Copene's plant for the transportation of raw materials and in 2001 this structure was concluded. This project contemplates the prevention and control of environmental risks through the adoption of measures to prevent leaks and spillages as well as their timely detection.

     Several areas of Copene were mobilized through the process of Self-Evaluation for Environmental Licensing (Auto-avaliacao para Licenciamento Ambiental or "ALA"), audited by the CRA. During this process the company itself analyzes its environmental performance and proposes improvements. In addition to meeting the requirements of current legislation, the ALA process had as its objective to launch the bases for the setting up of a management system within Copene that will allow the assurance of the highest environmental standards. As a result, a set of proposals was established with the main focus on meeting the following programs: water conservation and reutilization; elimination of sources of soil contamination; and reduction of hydrocarbon emissions to the atmosphere.

     Copene treats wastewater at Cetrel, a liquid effluents treatment station collectively owned by all companies in the Complex and the State of Bahia. The treatment station also includes a system for the collection and disposal of wastewater contaminated with inorganic waste. In 2001, Copene spent U.S.$ 1.1 million on the treatment of liquid effluents. A reduction of approximately 10.5%, compared to the previous year, was registered for liquid organic effluents produced by Copene's productive process and sent to Cetrel.

     In addition, Copene has a contract with Cetrel for the storage and future incineration, treatment and disposal of hazardous solid waste. For other kinds of solid waste, Cetrel has landfill and landfarming. In 1998, Cetrel completed the installation of a hazardous solid waste incinerator with an incineration capacity of 4,400 tons/year, which has already become operational. Copene also has a contract with Holdercim Brasil S.A., a company in the Swiss group Holderbank, to use its unit in the city of Pedro Leopoldo, State of Minas Gerais, Brazil, to co-process hazardous solid waste in a cement kiln. During 2001, Copene spent U.S.$ 1.0 million on the disposal of solid waste.

     In January 1996, Cetrel obtained its BS 7750 certification (British Standard), and in September 1996 became one of the first companies in the world to receive the ISO 14001 certification, an international standard for environmental control. In 1998, Cetrel obtained certification of its laboratory by the ISO Guide 25 standards system, carried out by the Brazilian Institute of Metrology and Industrial Quality ("Inmetro").

     In 2000, Copene embraced the Clean Technologies Program, carried out in partnership with the Polytechnical School of the Federal University of Bahia, the State of Bahia Industrial Federation, and the Environmental Resources Center. This program contributes to the development of actions for the application of clean technologies in industry, such as: post-graduate course in environmental technologies; and establishment of the regional nucleus for clean production, a project coordinated by the Brazilian Business Council for Sustained Development - CEBDS ("CEBDS").

     An agreement was also signed for the formulation and implementation of a system for Brazilian company action in climatic changes, in partnership with Petrobras, Companhia Vale do Rio Doce and the Brazilian Business Council for Sustainable Development.

     Copene has been committed to the Responsible Care Program sponsored by the Brazilian Chemical Industry Association since 1992, and is a signatory to the Charter of Sustainable Development of the International Chamber of Commerce.

     Although Copene's environmental compliance costs have not been substantial to date, these costs are expected to increase as a result of the increase in Copene's production capacity. In addition, it is possible that as a result of future regulatory and other developments, the amount and timing of future expenditures required to remain in compliance therewith could increase substantially from their current levels.

     The Government recently enacted an Environmental Crimes Law that imposes criminal penalties on corporations and individuals causing environmental damage. Corporations found to be polluting can be fined up to U.S.$ 50 million; have their operations suspended; be barred from entering into certain types of government contracts; be required to repair damage they cause and lose tax benefits and incentives. Individuals (including corporate officers and directors) may be imprisoned for up to 5 years for environmental violations.

SAFETY

     The Complex is equipped with an industrial safety system. A 200 thousand cubic meter artificial lake connected to the companies in the Complex by a pumping station and a distribution network, built in accordance with international safety standards provides water for firefighting. Each company in the Complex has emergency equipment and trained safety crews. A safety plan for the Complex provides for firefighting brigades of all companies to assist in the event of major accidents. The Complex has safety standards concerning construction density and design of pipelines and highways.

     During 2001, Copene attained the lowest number of emergencies in its history, with a reduction of 30% compared to 2000.


ITEM 5.  OPERATING AND FINANCIAL REVIEW AND PROSPECTS

A.  OPERATING RESULTS

INTRODUCTION

     The following discussion is based on and should be read in conjunction with the Company's Consolidated Financial Statements, including the notes thereto, contained elsewhere herein. The Company's Consolidated Financial Statements have been prepared in accordance with U.S. GAAP, and the Company's annual Consolidated Financial Statements will continue to be prepared in accordance with U.S. GAAP. For certain purposes, such as filing financial statements with the Brazilian Securities Commission, and determining dividend payments and tax liabilities in Brazil, Copene has been and will continue to be subject to the requirements of Brazilian Corporate Law, and Copene will continue to prepare financial statements in Brazil in accordance with Brazilian Corporate Law.

U.S. GAAP PRESENTATION AND REPORTING CURRENCY

     The Company has elected to present its financial statements in U.S. dollars. For this purpose, amounts in Brazilian currency for all periods presented up to December 31, 1997 have been converted into U.S. dollars in accordance with the methodology set forth in SFAS 52 - "Foreign Currency Translation," as it applies to entities operating in highly inflationary economies. (See below for methodology used after December 31, 1997). Pursuant to SFAS 52, (i) inventories, prepaid expenses, property, plant and equipment, goodwill, accumulated depreciation and amortization, certain other assets and shareholders' equity are converted from Reais into U.S. dollars at historical rates of exchange; (ii) the remaining assets and liabilities denominated in Reais are converted into U.S. dollars at period-end rates as published by the Central Bank of Brazil (R$1.1164 to U.S.$1.00 on December 31, 1997); and (iii) statement of operations accounts are converted from Reais into U.S. dollars at the average exchange rate prevailing in the month of the charge or credit to income, except for expenses based on historical converted assets, such as depreciation. Gains or losses resulting from the conversions of the Financial Statements are included in income for the year.

     During the periods in which Brazil was a highly inflationary economy, changes in the exchange rates related to Real denominated debt resulted in translation gains or losses being reflected in the income statement as such transactions are measured in U.S. dollars. Additionally, no income statement effect existed regarding dollar denominated debt as a result of exchange rate changes. However, since Brazil has ceased to be a highly inflationary economy, the inverse occurs as a result of transactions being measured in Reais and translated to U.S. dollars. That is, changes in exchange rates related to Real-denominated debt will not produce a foreign exchange gain or loss in the income statement whereas changes in exchange rates related to U.S. dollar debt will produce a related foreign exchange gain or loss.

     For the three year period ended June 30, 1997, the cumulative rate of inflation in Brazil declined to approximately 53.0% as annual rates of inflation reduced in each of the three twelve-month periods ended June 30, 1995, 1996 and 1997 to 28.0%, 12.0% and 7.0%, respectively and, therefore, the Brazilian economy has ceased to be considered highly inflationary as defined by SFAS No.
52. As of January 1, 1998, the Company is considering the Brazilian Real to be its functional currency in accordance with the results of management analysis of the conditions set forth in SFAS 52. Accordingly, as of December 31, 2001 and 2000 (i) all assets and liabilities have been translated into U.S. dollars using the period-end rate as published by the Central Bank of Brazil (2001 - R$ 2.3204 to U.S.$ 1.00, 2000 - R$ 1.9554 to U.S.$ 1.00), (ii) statement of operations accounts have been translated into U.S. dollars using the weighted average rate prevailing in the month of the charge or credit to income; (iii) capital accounts have been translated at historical rates. Gains and losses resulting from the translation of the financial statements are no longer included in the statement of operations but as a component of other comprehensive income in shareholders' equity. Transaction gains or losses (related to foreign currency asset or liability) are still included in the statement of operations as discussed above.

CRITICAL ACCOUNTING POLICIES

     The significant accounting policies that we believe are critical to aid in fully understanding and evaluating our reported financial position and results of operations reported under US GAAP are described in Note 3 of our consolidated financial statements. The accounting policies require us to make estimates, judgments and assumptions that we believe are reasonable based upon the information available. The most important estimates include the useful lives of our equipment, allowance for doubtful accounts, realization of deferred tax assets, reserve for contingencies, the fair value of our financial instruments, impairment of long-lived assets including permanent investments, property, plant and equipment and goodwill and the future liability of our pension fund.

   o Depreciation rates adopted are based on estimated useful lives of the underlying assets, which consider historical information available to the Company, as well as known industry trends.

   o We maintain allowances for doubtful accounts for estimated losses resulting from the inability of our customers to make required payments. We base our estimates on the aging of our accounts receivable balances and our historical write-off experience, net of recoveries. If the financial conditions of our customers were to deteriorate, additional allowances may be required.

   o With respect to financial instruments, we must make assumptions as to future foreign exchange and interest rates. For a discussion of the possible impact of fluctuations in the foreign exchange and interest rates on our principal financial instruments and positions, see "Item 11. Quantitative and Qualitative Disclosures About Market Risk."

   o With respect to pension liabilities, we must make assumptions as to interest rates, investment returns, level of inflation, mortality rates and future employment levels. These assumptions affect our liability for accrued pension costs and the amount we are required to provide each year as our pension cost.

   o Realization of the deferred tax assets is dependent on our ability to generate future taxable income. Management believes that it is more likely than not that the assets will be realized, based on forecasted income. However, there can be no assurance that we will meet our expectations of future income. Management frequently evaluates the likelihood of realizing the deferred tax assets and assesses the need for valuation allowances.

   o We are subject to proceedings, lawsuits and other claims related to tax, labor and civil matters. We are required to assess the likelihood of any adverse judgments or outcomes to these matters as well as potential ranges of probable losses. A determination of the amount of reserves required, if any, for these contingencies are made after careful analysis of each individual issue, based on legal counsel advise. The required reserves may change in the future due to new developments in each matter or changes in approach, such as a change in settlement strategy in dealing with these matters.

   o In assessing the recoverability of the Company's long-lived assets including permanent investments, property, plant and equipment and goodwill, the Company must make assumptions regarding estimated future cash flows and other factors to determine the fair value of the respective assets. If these estimates or their related assumptions change in the future, the Company may be required to record impairment charges for these assets not previously recorded.

OVERVIEW

     Copene is Brazil's largest petrochemical producer with a total production representing 41.0% of the total volume of basic petrochemicals and solvents produced in the country. The expectations of the Company's performance for the year 2001 would be a margin recovery resulting from a decrease in the price of petroleum and consequently the naphtha's price, which represents 83% of the Copene's production cost. However, the petroleum price determined in U.S. dollars did not decrease as previously expected, and the same occurred with the naphtha's price. In addition, there was a worldwide increase in products supply, which caused a reduction in petrochemical prices in greater intensity than naphtha's price, resulting in a margin reduction.

     In 2001, the Company's net sales were 11.1% lower than the prior year, reaching US$1.4 billion. The Company incurred a loss of U.S.$11.1 million, in comparison to a profit of US$ 188.0 million in 2000, due to the reduction of the margins and the increase of the financial expenses, attributed to a higher indebtedness.

     The inferior quantity of basic petrochemicals sold was due to a programmed maintenance stoppage during 27 days in the months of July and August of 2001. In addition, energy chains used in the petrochemical production were redirected to the automotive gasoline production, whose sales corresponded to 349 million liters against 51 million liters in 2000.

     The Company also has an income from the sale of utilities and industrial services. Commercially, the year of 2001 had an increase in automotive gasoline sales, GLP and polyethylene and polyester sales, which started in the month of August.

     In 2001, petrochemical sales represented 84.9% of the Company's net global sales, of which 62.5% were olefins, 19.5% were aromatics, 3.5% were polyethylene, 2.4% were polyester and 12.1% were others. Ethylene, propylene and butadiene compose the olefins, while the aromatics comprise para-xylene, benzene, toluene, mixed xylene and ortho-xylene. The other petrochemicals are MTBE, piper dine, butylene, isoprene, raffinate and others. The polyethylene is composed of a high-density polyethylene and UTEC. The polyester is composed of PET and DMT.

     The utilities business represented 8.6% of the Company's net sales in 2001 and consisted of production for its own consumption and for the sale of electricity, steam, demineralized water and compressed air, which represents, respectively, 41.7%, 50.7%, 4.7% and 3.0% on the sector's net sales.

     The sale of fuel represented 6.3% of net sales in 2001 against 1.0% of net sales in 2000, being composed of 98.6% of automotive gasoline and 1.4% of GLP. The sale of GLP has been initiated only in November 2001, and totaled four thousand tons.

     Copene's planned investment projects for the coming years give priority to the increased supply of ethylene to meet market demands, as well as the construction of logistic facilities for receiving and transporting raw materials. The expansion of ethylene production capacity by an additional 300,000 tons per year shall be executed in various stages through the year 2004. Logistic investments are part of the diversification of sources of raw material for the Company's supply operations, within a deregulated and competitive environment. The first phase of the project, which was concluded in 2001, consisted of the adaptation of the existing marine pier and the construction of pipelines, storage tanks and other facilities. The first contracts, in reference to the naphtha importation, were deal at the end of 2001, noting that 30% of Copene's consumption will be imported directly by Copene. Copene's entry into the naphtha international market will bring optimization cost opportunities in the near future.

     In 2001, Copene continued seeking to improve its management model , which is based on the TPM - Total Productivity Management philosophy, and it continued having as its goal to be a worldwide class company by 2005. The long-term actions regarding environmental protection, safety and health, as well as other issues that will enable Copene to reach organizational excellence, continued in 2001.

     In 2000, Copene had net sales 53.8% greater than that of the previous year, totaling U.S.$1.6 billion. Net income was U.S.$ 188 million, an increase of 58.0% in relation to 1999. The best operational and financial indicators were registered in the first semester of the year. During that period, operational margins were good, even though the price of naphtha continued an upward movement, favorable market conditions allowed for the practice of compatible prices for petrochemical products. However, contrary to expectations, the prices of petroleum and naphtha increased further still, reaching record highs in the second semester. With the price of naphtha approaching U.S.$ 300 per ton, the Company's margins suffered a significant decline. The volume of petrochemical production was further affected in the second semester by problems with naphtha supply. Furthermore, the variation in the dollar exchange rate in 2000, of 9.3%, was basically concentrated in the second half of the year, thus increasing financial expenses during the period and affecting net income.

     As part of the deregulation of the petroleum sector, the basic petrochemical companies were authorized by the ANP to produce and sell automotive gasoline. Consequently, during 2000, Copene started activities in the new and promising fuels business sector. In the future, in addition to gasoline and LPG, Copene also plans to produce and sell diesel fuel, among others.

     In 2000, petrochemicals sales represented 90.9% of the Company's total net sales, of which 66.5%, 19.4% and 14.1% were related to olefins, aromatics and others, respectively. The utilities business consists of electricity, steam, compressed air and demineralized water, which have a relative participation of 37.4%, 55.4%, 4.8% and 2.4%, respectively on the segment's net sale, and represented 8.0% of the Company's total net sales in 2000.

BRAZILIAN ECONOMIC ENVIRONMENT

     The Brazilian economy has been known for frequent and drastic interventions by the Federal Government and volatile economic cycles. The Federal Government has periodically changed monetary, fiscal, credit, tariff and other policies to influence the Brazilian economic course. New alterations in governmental policies, such as inflation, fluctuating interest rates and exchange rates, as well as political and social instability, diplomatic and economical events, and the Federal Government's response to such events, may adversely affect our business.

     The Brazilian economy is the largest in Latin America, with a diversified industrial base. The following table sets forth selected economic indicators for Brazil for the periods and years indicated.


                                                                           Year ended December 31,
                                                           --------------------------------------------------------
                                                                 2001                2000               1999
                                                           ------------------  -----------------  -----------------
                                                            (in billions of U.S. dollars unless otherwise stated)

Nominal Gross Domestic Product (1)........................       503.9              594.2              531.1
Trade deficit  ...........................................         2.6              (0.7)              (1.2)
Total external debt.......................................       226.1              236.2              241.5
Nominal Gross Domestic Product Growth (%)                          9.0               12.7                5.4
Real Gross Domestic Product Growth (%)....................         1.5                4.4                0.8
Inflation (INPC) (%)......................................        9.44               5.27               8.43
IGP-M (2) (%)                                                    10.38               9.95              20.10
Devaluation (R$ x US$) (3) (%)                                   18.67               9.30              48.01

-----------------
Notes:

(1)  Preliminary information for 2001

(2) Index used to restate the financial statements under the constant currency method, also to restate some financial assets and liabilities.

(3)  Computations made by Copene.

Sources: Banco Central


     The year of 2001 was unfavorable to the National assets. The international environment was the determining factor where Argentina and the United States commanded attention. Especially after the terrorist attacks in the United States and the consequent military offensive on the groups responsible for the tragedy, the depreciation of the Real proceeded practically the whole year and reached levels not expected before. Those events caused an increase on the emerging countries risk due to the possibility of sudden decreases in capital inflows.

     As an external factor, the commercial trade balance closed the year of 2001 with a surplus of U.S.$ 2.6 billion, surpassing market forecasts.

     In 2001, the positive inflationary performance of the previous years could not be repeated on the Brazilian economy, interrupting its successful declining in price index what have occurred since the end of 1999.

     In the year 2000, the Brazilian economy had one of its most consistent and solid performances of recent years, raising expectations that these results would be sustainable over the future. The GDP registered growth of around 4.4%, while inflation was maintained under control. The achievement of primary surplus goals in the public sector and the balance of payments produced the necessary conditions for a reduction in interest rates, an important factor for the increase in overall demand.

     Exports, in 2000, reached a record high of U.S.$55.1 billion, growth of 14.7% compared to 1999, stimulated by manufactured goods external sales responsible for 74% of the exports increase this year. Imports grew 13.2% totaling U.S.$56.8 billion. This was mainly caused by the economic recovery and the increase in the international petroleum price last year.

ECONOMIC EFFECTS ON THE COMPANY'S OPERATIONS

     ON CONSUMER DEMAND. As a result of Brazil's economical conduct in 2001, the internal petrochemical market ended the year with a total internal demand (internal sales + imports) from its three consuming segments - thermoplastics, elastomers and synthetic fibers - approximately 1% lower than that of 2000.

     Exports of second generation products were harmed in 2001 by the conjunction of excess supply resulting from a surplus generated by new world capacities, in opposition to the weakening demand caused by the North American economy, which was made worse by the September 11 terrorist attacks. Additionally, the increased naphtha price that invigorated in the international market until the third quarter reflected a competitive loss of the Brazilian petrochemical products, impairing exports. Prices and margins drop in the international market were vertiginous and the cut in production to balance the inventories was inevitable. As a consequence, the exports of thermoplastics, elastomers and synthetic fibers ended in 2001 with a drop of around 16% in relation to 2000.

     The depreciation of the Real against the US Dollar was an important factor that inhibited imports, reducing the entrance of large volumes of petrochemical products in 2001. However, some exceptions do apply, as the high density polyethylene and polypropylene continued to present an increase in imports, once the Argentinean producers started transferring their excess of products to the Brazilian market. Other products, like those derived from acrylics, suffered intense competition from imported products, offering very inferior prices in comparison to those nationally produced. This behavior in reference to foreign products makes it so that the national producers react, offering prices that are brought about by a reduction in the margins of the entire petrochemical chain. In this way, because of all the difficulties, the total of all imports was inferior in 2001 when compared to 2000.

     The participation of Copene in the basic internal petrochemical market in 2001corresponded to 41%, 1% lower than the 42% reached in 2000. The programmed maintenance stoppage of one of the Ethylene-producing units, which took place during July and August of 2001, was the principal factor for this reduction.

     The PET resin internal demand, represented by the internal and imported sales, increased by 5% and the increase in the imports was 30%. The apparent consumption increased by 13.7%, including the sales of PET BG (bottle grade). The difference is a result of a significant increase in inventory consumption at the end of the year.

     In 2000, even though interest rates were high, bank credits grew at strong rates. The credit operations in the private sector increased 60% to companies, 114% to individuals, and there was a 285% increase in purchases when December 2000 is compared with December 1999. This credit boom was caused by the reduction of inflation instability and improvements in foreign investors, businessmen and consumers confidence, caused mainly by the improvement in employment levels.

     Lower interest rates, more availability of credit and the expectation of improvement in the economy contributed to 5.7% growth in consumption compared to 1999. Growth in the industrial segment was 6.5%, lead by consumer durable goods with 20.5% growth, followed by capital goods, 12.7% and intermediaries, 6.9%. The consumer semi-durables and non-durable goods had negative growth, reflecting the low increase in salaries.


     ON COSTS. In addition to the existence of a negative economic situation in the internal and international scenarios, the Brazilian petrochemical industry has been pressured by the increased prices of naphtha, which only from the beginning of the third quarter of 2001 presented a retraction, influenced by global activity, and due to a reduction in the world economics activities. .

     The naphtha, a product originating from petroleum, is Copene's principal raw material in the production of basic petrochemicals and is responsible for 83.0% of the costs related to its products. In 2001 the average naphtha price decreased 8.6% (U.S dollars)in relation to 2000. On the same period, the average price of the ethylene, a product responsible for near 35.8% of Copene's income, decreased 14.4%. This sales price reduction made the gross margin drop from 19.5% in 2000 to 14.1% in 2001. This reduction was restricted not only to Copene but the whole petrochemical segment. For the same reason, cuts in production occurred and were intensified at the end of 2001, resulting in a Brazilian competitive petrochemical product loss in the international market, and consequently in exports.

     With the conclusion of Copene's Raw Materials Dock in October 2001, the receiving of the first imported naphtha shipment directly by the company was made possible. From this, Copene has put together an alternative channel for receiving raw materials. The new supplies head offices will be marked by the transition of a model of supplying with one only supplier to a model with many suppliers, favoring improvements in supply conditions, quality and prices. In these terms, the first import contracts of naphtha were signed with direct importation by Copene for around 30% of its consumption.

     Starting in November 1999 through August 8, 2000, according to Interministerial Instruction, the readjustments in the prices of naphtha were made with the objective of equalizing them to international prices. In July, the domestic price of naphtha reached a historic high of U.S.$ 298/ton. Beginning on August 9, 2000, the policy of free naphtha price negotiation was implemented, coinciding with the increase in petroleum and naphtha prices on the international market, with reflects on domestic prices.

     Petrochemical prices on the international market, firstly forced by increases in raw materials, were not maintained. During the second semester of 2000, pressure from surplus stocks forced the price drop on the spot market, strongly compressing margins in the industry.

     On the domestic market, the situation also was aggravated in the second semester, negatively reflecting on Copene's sales of basic petrochemicals.

     On Financial Assets and Liabilities. Inflation and devaluation of the Brazilian currency may have substantial effects on the reported value of the Company's assets and liabilities. With respect to the Company's monetary assets and liabilities denominated in Reais, the value of such assets and liabilities as expressed in U.S. dollars declines when the Real devalues against the U.S. dollar and increases when the Real appreciates.

     Many of the Company's interest bearing assets and liabilities denominated in Reais are indexed for inflation according to a contractual index. Up to December 31, 1997, financial income, as reported in the Company's Consolidated Financial Statements, includes interest, net of translation gains or losses attributable to such assets. Financial expense includes interest and indexation on the Company's financial liabilities, net of translation gains or losses attributable to such liabilities. Thus, the Company's financial income and expense depend in part on the relationship between the U.S. dollar/Real exchange rate, contractual indexation rates on assets and liabilities and stated interest rates. When the rate of devaluation diverges materially from the contractual rates of indexation of monetary assets and liabilities, the resulting effect on financial income and expense can be significant. Assets and liabilities denominated in foreign currencies are translated to U.S. dollars at the official exchange rates reported by the Central Bank at each balance sheet date.

     Since as of January 1, 1998, the functional currency of the Company has changed from the U.S. dollar to the Real, the gains and losses resulting from the translation of the financial statements are no longer included in the statement of operations but as a component of other comprehensive income (loss) in shareholders' equity. Transaction gains or losses (related to foreign exchange assets or liabilities) are now included in the statement of operations.


RESULTS OF OPERATIONS

     The following table sets forth certain items in the Company's statement of operations expressed as percentages of net sales for the years indicated.


                                                             Year ended December 31,
                                                     ----------------------------------------
                                                         2001          2000          1999
                                                     ------------  ------------  ------------
                                                                        (%)


Net sales........................................         100           100           100
Cost of sales....................................         (86)          (81)          (71)
                                                     ------------  ------------  ------------
Gross profit.....................................           14            19            29

Selling expenses.................................          (2)           (2)           (3)
General and administrative expenses..............          (2)           (2)           (3)
                                                     ------------  ------------  ------------
                                                           (4)           (4)           (6)
                                                     ------------  ------------  ------------
Operating income.................................          10            15            23
                                                     ============  ============  ============

-----------------
Source:  Copene.

     The following table sets forth, by product line, certain items in the Company's statement of operations and presents a comparison of the changes in these items for the years indicated.


                                                                   Year ended December 31,
                                          --------------------------------------------------------------------
                                             2001         2000         1999       2001 - 2000     2000 - 1999
                                                   (in U.S. dollars)                           (%)
                                          ------------------------------------  ------------------------------

Net Sales
  Petrochemicals ....................        1,174        1,413          910         (16.9)              55.3
  Utilities .........................          118          124           99          (4.8)              25.3
  Fuel ..............................           87           15            -          480.0                 -
  Services ..........................            3            3            2              -              50.0
                                          ----------  -----------  -----------  ------------  ----------------
Total                                        1,382        1,555        1,011         (11.1)              53.8
                                          ----------  -----------  -----------  ------------  ----------------
Cost of sales
  Petrochemicals ....................      (1,014)      (1,137)        (641)         (10.8)              77.4
  Utilities .........................         (99)         (99)                           -              30.3
                                                                        (76)
  Fuel ..............................         (73)         (13)            -          461.5                 -
  Services...........................          (2)          (3)                      (33.3)              50.0
                                                                         (2)
                                          ----------  -----------  -----------  ------------  ----------------
Total                                      (1,188)      (1,252)        (719)          (5.2)              74.1
                                          ----------  -----------  -----------  ------------  ----------------
Gross profit
  Petrochemicals ....................          160          276          269         (42.0)               2.6
  Utilities..........................           20           25           23         (20.0)               8.7
  Fuel ..............................           13            2            -          557.0                 -
  Services ..........................            1            -            -              -                 -
                                          ----------  -----------  -----------  ------------  ----------------
Total ...............................          194          303          292         (35.8)               3.8
                                          ----------  -----------  -----------  ------------  ----------------
Selling expenses ....................         (28)         (24)         (26)           16.7             (7.7)
General and administrative expenses .         (29)         (37)         (28)         (21.6)              32.1
Financial income ....................           76           95          102         (21.1)             (6.9)
Financial expense  ..................        (235)        (134)        (220)           73.9            (39.1)
Settlement of VAT claims.............            -         (14)            -              -                 -
Other operating income (expenses), net         (4)          (3)          (2)           16.7            (50.0)
Other non operating expenses, net....          (4)          (2)          (9)           75.0            (77.8)
                                          ----------  -----------  -----------  ------------  ----------------
                                              (30)          184          109        (115.0)              68.8
Income tax and social contribution........      14          (3)          (4)          566.7            (25.0)
Minority Interests ..................          (1)            -          (1)              -                 -
Equity in earnings (losses) of affiliates        4            7            1         (42.9)             600.0
Income from discontinued operations              -            -           14              -                 -
                                          ----------  -----------  -----------  ------------  ----------------
Net income (loss)....................         (11)          188          119        (105.6)              58.0
                                          ==========  ===========  ===========  ============  ================

-----------------
Source:  Copene.

STRUCTURE AND PROFITABILITY OF THE COMPANY'S OPERATIONS

NET SALES

     The following table sets forth the average prices effectively billed, excluding taxes, of the most important petrochemical products and naphtha for years indicated.



                                                  Year ended December 31,
                                   -------------------------------------------------------
                                    2001     2000    1999    2001 - 2000     2000 - 1999
                                   -------  ------- -------- -------------  --------------
                                         (in U.S. dollars             (%)
                                             per ton)

Domestic Market
  - Olefins
     Ethylene....................     487      569      348        (14.4)            63.6
     Propylene (Chemical Grade)..     342      453      236        (24.5)            91.9
     Propylene (Polymer Grade)...     365      475      244        (23.2)            94.8
     Butadiene...................     476      439      276         (8.4)            59.1
  - Aromatics
     Para-xylene.................     482      474      359         (1.7)            32.1
     Benzene.....................     299      367      230        (18.5)            59.6
  - Fuel
     Automotive gasoline.........     245      291        -        (15.8)               -
     GLP.........................     291        -        -             -               -
  - Polyester
     DMT.........................     537        -        -             -               -
     PET.........................   1,025        -        -             -               -
  - Polyethyline
     PEAD........................                -        -             -               -
                                      796
     UTEC........................   1,443        -        -             -               -

External Market
  - Olefins
     Propylene (Polymer Grade)...     326      470      327        (30.6)            43.8
     Butadiene...................       -      294      241             -            22.0
  - Aromatics
     Para-xylene.................       -      425      306             -            38.7
     Benzene.....................     273      370      236        (26.2)            56.8
  - Polyester
     DMT.........................     697        -        -             -               -
  - Polyethyline
     PEAD........................                -        -             -               -
                                      685
     UTEC........................   1,245        -        -             -               -

Naphtha..........................     233      255      127         (8.6)           100.8

---------------
Source:  Copene.


     Net sales of the Company totaled U.S.$1,382.0 million in the year ended December 31, 2001, a decrease of 11.1% when compared to 2000, due to the lower volume of petrochemicals sold and the decrease in prices. Sales by segment were composed of 84.9% petrochemicals, 8.6% of utilities, 6.3% of fuel and 0.2% of services. As a result of Copene's assets acquisition through the auction of the Northeast assets, the polyethylene and polyester business were added to the petrochemical segment. The main raw materials of these products are ethylene and para-xylene, derived from naphtha and produced by Copene.

     In 2000, net sales of the Company totaled U.S.$1,555.1 million, representing an increase of 53.7% when compared to 1999. This increase is due to an elevation of 57.8% on the medium price of products, of which 61.9% refer to petrochemicals and 31.1% to utilities. Sales by segment were composed of 90.8% petrochemicals, 1% fuel, 8% utilities and 0.2% services.

PETROCHEMICALS

     The petrochemical segment is composed by olefins, aromatics and, since August 2001, by polyethylene and polyester. Olefins' net sales for 2001, approximately U.S.$ 733.5 million, presented a decrease of 22.7%, when compared with the previous year. The main reason was a slump and a reduction in the sales volume from 3,090.4 tons in 2000 to 2,712.8 tons in 2001. In the case of ethylene, the average annual price went from U.S.$ 569/ton in 2000 to U.S.$ 487/ton in 2001. The volume was affected by the programmed maintenance shutdown during a period of 27 days in August in one of the Ethylene Products Units

     Regarding aromatics, 2001 showed a decline of 4.7% in physical sales compared to 2000, a result of the strong competition from imported products, especially of para-xylene and its derivatives. Additionally, the Company reduced para-xylene sales by 36.7 thousand tons, starting to use it as the main input to polyester. However, net sales reached U.S.$ 228.6 million, 17.3% below those for 2000.

     In 2000, the olefins net sales, close to U.S$ 949.6 million, were a consequence of its elevated prices, which presented an increase of 66% in relation to the previous year. The ethylene's, annual average price changed from U.S.$ 348 per ton in 1999 to U.S$ 569 per ton in 2000. In addition, the annual average naphtha price increased from U.S.$ 127 per ton in 1999 to U.S.$ 255 per ton in 2000.

     With respect to aromatics, a physical sales reduction of 8% in 2000, in comparison to 1999, was registered, as a result of an increase in the naphtha price associated to a strong competition from imported products, especially para-xylene and its derivatives. The net sales reached U.S$ 276.4 million, surpassing in 34% those recorded in 1999.

     Due to the Proppet's incorporation (See Note 12 to the Consolidated Financial Statements) (polyester assets) in August 2001, Copene joined the products unit of a Bottle Grade (BG) PET resin, a product derived from para-xylene, also manufactured by Copene. The net sales related to the period between August and December of 2001, of US$ 28.6 million corresponded to 2.1% of total net sales and 2.4% of petrochemicals net sales of the Company.

     In the first quarter of 2001, PET's sales and prices were benefited by a hot climate and little rain, which stimulated soft drinks sales and their escalating price, accompanying the seasonality of the northern hemisphere. Starting from the second quarter, an expressive drop on the PET's price occurred, provoked by an increase in products offer worldwide, and having as its principal origin the Asian products.

     On October 21, 2001, the polyester assets received an ISO-9002 certification and also the resins qualified to be used in the Coca Cola system.

     Polyethylene net sales relating to the period between August and December of 2001corresponded to US$ 41.3 million, representing 3.0% of total net sales and 3.5% of petrochemicals net sales of the Company.


EXPORTS

     In 2001, 385.4 thousand tons of petrochemicals were exported by the Company, an amount 13.4% bellow those reached in the previous year. In the same trend, the prices of petrochemicals products also were inferior to those of 2000. The net sales on the foreign market totaled U.S.$ 125.5 million and corresponded to a decrease of 25.2% compared 2000. The Benzene and MTBE exports corresponded to 50.4% of the total exports.

     In 2000, 445.1 thousand tons of petrochemicals were exported by the Company, an amount 11.1% inferior to that reached in the previous year. However, with an increase in the petrochemical prices in relation to 1999, mainly in the first quarter, the net sales of US$ 167.7 million obtained by exports, corresponded to an increase of 27.6% compared to 1999. The Benzene and MTBE exports corresponded to 60.6% of the total exports.

UTILITIES


     In 2001, net sales of utilities reached US$ 118.6 million, a decrease of 4.4% over 2000, of which US$ 49.3 million were due to electricity and US$ 69.3 million to the sales of steam, water and compressed air. As of what occurred in 2000, Copene sold energy again to other clients besides the ones from the Petrochemical area of Camacari to CHESF (the state distributor of energy), and also for 3rd generation clients, during the power rationing period imposed by the Federal Government.

     Utilities sales in 2000 totaled US$ 124.0 million, representing an increase of 24.6% when compared to 1999. Of his amount, US$ 46.4 million refer to electricity and US$ 77.6 million refer to steam, water and compressed air . As of what occurred in 1999, Copene sold energy again to CHESF in January and February, faced to the low water level in the Brazilian hydroelectric water reserves in dry season. .


FUELS

     In 2001, an automotive gasoline sales progression it was verified, being Copene the first basic petrochemical producer to obtain ANP (National Petroleum Agency) authorization to produce and commercialize it. Sales of type "A" gasoline reached 349 million liters in 2001, compared to 51 million liters in 2000. Logistic limitations, in connection with a programmed maintenance shutdown, had restricted the commercialization of a greater volume of this fuel. This, however, did not prevent Copene from consolidating its leadership in the Northeastern Brazilian market, diversifying the companies operational areas in the North and Northeast, such as in the States of Para, Maranhao, Paraiba, Pernambuco, and Bahia. Copene's participation in the Northeast reached 14.6% at that time and the sales to Pernambuco represented 62% in that market.

     In October 2001, Copene obtained authorization from the ANP for the commercialization of GLP. The sales were initiated in November, attending the gas distributors industrial market installed in Bahia. In total, 4,000 tons were commercialized.

     The fuel net income reached US$ 86.4 million in 2001 in comparison to US$ 15 million in 2000, corresponding to 6.3% and 1.0% of Copene's total net income, respectively.

Taxes on Sales


     Indirect sales taxes consisting primarily of VAT, Programa de Integracao Social (Social Integration Program or "PIS"), Contribuicao para Financiamento da Seguridade Social (Contribution for Social Security Financing or "COFINS"), Parcela de Preco Especifico (Specific Price Quota or "PPE") which is applicable only for commercialization of fuel and Imposto sobre Servicos (Tax on Services or "ISS"), represented 28.2% of net sales in 2001, a 17.5% increase compared to 2000. This increase was basically caused by the increase in the fuels sales, which has a higher taxation than the other products.

     In 2000, taxes represented 21.3% of the net sales, a percentage increase of 80.9% when compared to 1999. This increase occurred basically when the Cofins (tax for social security financing) rate increased from 2% to 3%, becoming recognized in the companies' income statement as from January 1, 2000, as commented bellow.


     In September 2000, the Company started the sales of fuel. PPE, a tax that varies in accordance with the price of fuel in the sales month, levies on this product, as well as COFINS and PIS with higher rates when compared to those applicable to petrochemicals, as shown below:


                                     Petrochemicals/
                          Rates         Utilities        Fuels
                        ----------   ---------------  ----------
                        PIS             0.65%            3.00%
                        COFINS          3.00%           12.45%

     In February 1999 the Federal Government made certain changes to the tax legislation including an increase in the calculation basis of the PIS and COFINS contributions, and an increase in the COFINS rate, from 2% to 3% (Law No. 9,718/98). Considering the calculation basis increase as unconstitutional, the Company filed a lawsuit against the National Treasury, requesting the right not to pay this tax increase, obtaining a preliminary injunction with and without judicial deposit of COFINS and PIS, respectively. The Company, based on the opinion of its legal advisors, has not recorded any provision to the supplementary values in discussion related to 1999. See "Note 19" to the Consolidated Financial Statements.

     However, due to the change in the tax legislation under a Provisional Measure, starting January 1, 2000, which eliminated the offset of Social Contribution with COFINS, the increase in the COFINS rate from 2% to 3% for the year ended December 31, 2000, was paid and reported under the caption "Tax on Sales."



COSTS OF SALES AND GROSS PROFIT


     The following table sets forth the components of Company's cost of sales for the years indicated, as a percentage of total costs.



                                                               Year ended December 31,
                                                          ----------------------------------
                                                             2001       2000        1999
                                                          ----------- ---------- -----------
                                                                        (%)

                Variable costs
                  Naphtha                                         83         83          75
                  Fuels                                            6          5           5
                  Other costs                                      3          4           6
                                                          ----------- ---------- -----------
                Total variable costs                              92         92          86
                Fixed costs
                  Salaries, wages & fringe benefits                2          2           4
                  Maintenance                                      2          2           2
                  Amortization of deferred charges                 1          1           2
                  Depreciation                                     3          3           5
                  Other costs                                      -          -           1
                                                          ----------- ---------- -----------
                Total fixed costs                                  8          8          14
                                                          ----------- ---------- -----------
                Total Costs                                      100        100         100
                                                          =========== ========== ===========

                ---------------
                Source:     Copene.

     The following table sets forth consolidated production fixed costs for years indicated.


                                                            Year ended December 31,
                                                      ------------------------------------
                                                         2001        2000        1999
                                                      ------------------------------------
                                                          (in millions of US dollars)

             Maintenance                                      19           20          16
             Salaries, wages & fringe benefits                36           34          31
             Other                                            13            5           5
                                                      ----------- ----------- ------------
             Total disbursed fixed costs                      68           59          52
             Amortization of maintenance shutdowns             9            8          15
             Depreciation                                     40           43          39
                                                      ----------- ----------- -----------
             Total production fixed costs                    117          110         106
                                                      =========== =========== ============

                --------------
                Source:     Copene.

     Total cost of sales in 2001 was US$ 1,187.6 million, a decrease of 5.2% when compared to 2000. A reduction of 8.6% in the price of naphtha and the smaller volume number of petrochemicals sold plus the maintenance shutdown were the main factors for the reduction in costs.

     In 2001, the gross profit reached US$ 194.5 million, a 14.1% margin over the net sales, a performance below the US$ 302.7 million to a margin of 19.5%, due to the reduction of the Company's margins in its all products because of the stronger decrease in its sales prices in comparison with raw material price, that rose during almost all the year 2001.


     Total cost of sales in 2000 was US$ 1,252.4 million, an increase of 74.1% when compared to 1999. The increase in the price of naphtha during the second semester reduced the margins in the petrochemical chain forcing the Company and its customers to modify production strategies. Copene used the occasion to correct operational problems in its two pyrolysis plants and in the Catalytic Reform Unit and started to process natural gas as an alternative raw material for the production of ethylene.

     In general, there was a measurable improvement in the operations of the units, reflected in the performance indices and in the achievement of goals established in the Results Maximization Program. The pyrolysis Units, in particular, presented an excellent level of operational stability, a result of actions carried out to increase the reliability of large compressors and the training of the professionals involved in their operation. The application of the TPM pillars guaranteed high equipment availability and efficiency, as well as the systematic follow-up of the production processes. Several pieces of equipment, in all production areas, are reaching high rates of conservation and mastery from operators and maintenance personnel, denoting the level of commitment and the belief of employees in the management philosophy adopted by the Company.

     In the area of utilities, a higher rate of reliability in supply was recorded, Copene having reached its best historical performance in terms of product availability, which was translated into utilization gains of its customers' installed capacities. It is also important to mention the improvement in the quality of demineralized water, which resulted in cost reductions for its customers due to the reduced utilization of chemical products in their units.


PETROCHEMICALS

     The cost of sales related to petrochemicals products in 2001 totaled US$ 1,013.8 million, 10.8% inferior to 2000, as a consequence of the decrease in the cost of naphtha and of the smaller volume sold. Although the fixed costs of Copene have reduced US$ 11.5 million compared to prior year, due to the gains with the cost reduction program, the net increase of US$ 10.4 million of fixed costs is attributed to the incorporation of polyester and polyethylene assets, that increased the fixed costs in US$ 21.9 million.

     Costs of the plant maintenance totaled US$16.6 million in 2001 when compared to US$ 15.9 million recovered in 2000. The amortization of the costs for the shutdown was increased in US$2.4 million, totaling US$7.8 million for the year. The costs with salary and deductions reached US$ 29.7 million, 12.1% higher when compared to the prior year.

     The petrochemical gross profit totaled U.S$ 160 million, a decrease of 42% when compared to 2000, due to a reduction of the volumes sold, and a more accentuated decrease of sale prices in comparison to the reduction in the naphtha price.

     In 2000, the petrochemical sales costs totaled U.S$ 1,137 million, an increase of US$ 496 million when compared to 1999. This increase was principally due to a high-verified price in petroleum and the naphtha during the year of 2000, mainly in the second quarter of the year. The costs related to plant maintenance totaled US$ 15.9million. The amortization of the costs for the shutdown reduced US$6.1 million, totaling US$ 5.4 million for the year. The costs associated with salaries and deductions were basically impacted by the increase in the workforce, as well as a salary re-adjustment of 8%, in accordance with the collective agreement signed by Copene and Petrochemicals Workers' Union. The petrochemical companies total fixed costs in 2000 was US$
89.2 million, resulting in an increase of US$ 2.4 million when compared to the previous year.

     The petrochemical companies registered in the year 2000 a gross profit in the amount of US$ 276.0 million, an increase of 2.6% in relation to 1999.

UTILITIES


     In 2001 the cost of utilities sold totaled US$ 98.5 million, maintained at the same level of 2000, despite a greater volume of electrical energy sold, being compensated by the reduction of fixed costs of US$ 3.8 million, reflecting contentions steps. The fixed costs related to plant maintenance reduced US$ 1.3 million, totaling US$. 3.0 million. The amortization of the scheduled maintenance shutdown costs totaled US$ 1.2 million representing a decrease of US$ 0.9 million when compared to 2000. The costs with salary and deductions reached US$ 6.1 million, reducing US$ 1.6 million when compared to the prior year.

     Gross profit totaled US$ 20.1 million, when compared to US$ 24.7 million for 2000, representing a decrease of 18.6%. The main reasons that contributed to the income drop were the evolution of tariffs in inferior fuel price levels and the operating profile changes, which required a grater expensive, mix of fuel consumption.

     In 2000, the cost of utilities sold totaled US$ 99.2 million, US$ 23.7 million above the amount for 1999. Fixed costs for plant maintenance increased in US$ 1.2 million totaling US$ 4.3 million. The amortization of the scheduled maintenance shutdown costs totaled US$2.1million representing a decrease of US$
1.0 million when compared to 1999. The costs associated with salary and deductions suffered an impact due to the increase of personnel as well as the readjustment of 8% according to the collective agreement signed by Copene and Petrochemicals Workers' Union.

     Gross profit for 2000 totaled US$ 24.7 million, an 8.7% increase when compared to 1999.

FUEL

     In 2001, the cost of fuel totaled US$ 73.3 million, exceeding the US$ 13.0 million of 2000, principally because of an increase in the volume of sales.

     The gross profit totaled US$ 13.1 million, representing 15.2% of the net sales against the 13.3% of 2000.


SELLING EXPENSES


     In 2001, the expenses associated with sales totaled US$ 28.1 million representing an increase of US$4.1 million compared to the respective previous year, due to the greater products transactions, such as automotive gasoline.

     During 2000, selling expenses decreased by US$ 2.1 million when compared to 1999. The decrease reflects basically the gains from service contracts with fixed exchange rates and the sales quantity decrease mainly on aromatics in 2000 when compared to 1999.


GENERAL AND ADMINISTRATIVE EXPENSES


     In 2001, the administrative expenses totaled US$ 28.7 million, 21.6% below the recovered value in 2000. This decrease is a directly consequence of the translation for US dollar of the expenses incurred in reais, since the average of the US dollar exchange rate is higher in 2001 when compared to 2000.

     The general and administrative expenses incurred in 2000, totaling US$36.7 million were US$ 9.2 million higher than the amount registered in 1999. This increase reflects the following factors: (i) 8% salaries and charges increase;
(ii) 17.5% increase in the amount paid related to PPR - program related to employee participation in the results of the Company as an incentive bonus for reaching pre-established goals associated with an increase in efficiency and production, industrial plants continuity, product quality, safety, environmental conservation, and fixed cost reduction; and (iii) increase in costs of lawyers and consulting by 75% due to favorable outcomes in judicial proceedings the Company had.

CONTINGENCIES - STATE VALUE-ADDED TAX (ICMS)


     In 2000, the Company held its settlements with the authorities of the State of Bahia, eliminating all of its pending tax issues within the State of Bahia as described in note 19 to the "Consolidated Financial Statements". The Company recorded US$ 14.3 million as expenses in its Income Statement.

FINANCIAL INCOME


     In 2001, financial income totaled US$ 76.5 million, 19.4% below the US$
94.9 million registered previously in 2000. This reduction was provoked by a decrease in available cash equivalents and time deposits and also by a decrease in the CDI (the Brazilian interbank certificate of deposit rate).

     In 2000, financial income totaled US$94.9 million, a decrease of 6.9% when compared to 1999. The TJLP (long-term interest rate) decrease together with the decrease in the CDI, contributed to the monetary variation reduction. The lower exchange currency variation of 9.3% in 2000 against 48% in 1999 was due to the exchange variation reduction.


FINANCIAL EXPENSES


     For the Northeast Assets acquisition, a leverage buyout, in the auction happened on July 25, 2001, the Company's indebtedness increased sharply. Accordingly, the financial expenses increased from US$ 134.0 million in 2000 to US$234.9 million in 2001, an increase of 75.3%.

     As of December 31, 2001 the Company had outstanding contracts for protection purposes in the notional amount of US$ 226.2 million. Due to the behavior of different indexes that compose the exchange variation - liability, the Company had registered net gains of US$6.2 million.

     In 2000, financial expenses totaled US$ 134.0 million, a 39.1% decrease when compared to 1999. As mentioned under Financial Income above, the reduction in exchange currency rate variation, TJLP and CDI, when compared to 1999, reduced the monetary variation expense. In addition to that, the Company reduced its debt with BNDES - the National Bank for Economic and Social Development by 36%.

     As of December 31, 2000 the Company had outstanding contracts for hedging purposes in the notional amount of US$ 110.0 million. The Company recognized in 2000 net losses of US$ 3.1 million on these contracts.


INCOME TAX


     In 2001, the Company recorded income tax benefit of US$14.3 million related to the constitution of deferred income tax asset on the tax loss incurred in the year, the tax effects of the change in asset basis between US GAAP and Brazilian tax basis as well as the realization of CTA (Cumulative Translation Adjustment).

     In 2000, the Company recorded income tax expense of US$ 2.9 million due to the tax effects of the change in asset basis between US GAAP and Brazilian tax basis as well as the realization of CTA.

EQUITY IN EARNINGS (LOSSES) OF EQUITY INVESTEES

     The Company registered in 2001 US$ 5.1 million of gain with equity in earnings of controlled and affiliated companies, against US$6.9 million recorded in the year 2000. This difference occurred basically because of a reduction of the equity in Norcell, changing from US$ 9.8 million in 2000 to US$ 1.0 million in 2001, due to margin reduction and the recognition of an asset write-off. In spite of this, the Company registered gains of US$ 3.0 million from Politeno's operation, interest acquired by the Company in 2001, and gains of US$ 1.0 million from Petroflex that had registered losses of US$ 1.8 million in 2000.

     In 2000, equity in earnings of subsidiaries and investees totaled US$ 6.9 million, a US$ 6.3 million gain when compared to 1999. The main effect in equity reflects the considerable operational performance improvement of the subsidiary Norcell S.A. during 2000 (see note 9 to the "Consolidated Financial Statements") due to the increase in exports and to the dollar currency variation devaluation, when compared to 1999, which index most of its liabilities.

NET INCOME (LOSS)

     The Company recorded net losses of US$ 11.1 million in 2001 against a net income of US$ 188 million in 2000. This loss was a result of a margin reduction as well the increase of financial expenses.

     Net income for 2000 was US$ 188 million, an increase of US$ 69.2 million when compared to 1999. The increase was a result of: (i) Copene's superior operational performance especially during the first semester, (ii) financial expenses, net reduction of US$ 78.8 million due to the factors above mentioned under Financial Income and Expenses.


B. LIQUIDITY AND CAPITAL RESOURCES


LIQUIDITY

     The Company's principal cash requirements include: (i) the servicing of the Company's indebtedness; (ii) investments in capacity increase and in operating improvements, focusing on technological updates and optimization of processes; and (iii) dividend payments on the Preferred and Common Shares. The Company's primary sources of liquidity have historically been cash flows from operations and borrowings. Cash flows from operations totaled US$ 97.1 million, US$ 166.6 million and US$ 225.5 million for the three years ended December 31, 2001, 2000 and 1999, respectively. These cash flows were primarily used for payment of dividends, debt payment and capital expenditures, and the surplus amounts were invested as time deposits.


NET WORKING CAPITAL

     As of December 31, 2001 the net working capital totaled US$42.1 million, decreasing US$142.3 million when compared to 2000. This difference reflects, principally the increase of: US$60 million in the Related Parties account, arising from the auction of Northeast Assets; US$33 million in the Payroll and Other Taxes account due to a higher volume of automotive gasoline sales; and US$34.0 million in the Supplier's account originated from a policy change in the maturity date of naphtha payment.

     Net working capital at December 31, 2000 decreased to US$ 184.4 million, against US$ 251.7 million as at December 31, 1999. The decrease arose from the cash and equivalents and time deposits balances decrease, due to the negative cash flow of US$ 52.4 million in 2000 against the positive cash flow of US$ 28.9 million in 1999, and the reduction of short-term indebtedness of US$ 10.5 million compared to prior year.

INDEBTEDNESS AND FINANCING STRATEGY


     For the period ended December 31, 2001, the Company registered a total consolidated gross debt of US$1,155.8 million and a net debt of US$ 1,005.5 million, representing an increase of 89.3% compared to the period ended December 31, 2000, when the total gross debt was of US$ 610.6 million and the net debt of US$ 248.1 million. The debt increase in 2001 was basically due to ESAE's auction assumption contract on July 27, 2001, in which the Odebrecht and Mariani groups, acquired the control of Copene which, in turn, assumed a debt in the total amount of US$ 481.1 million. On December 28, 2001, this debt was liquidated and substituted by a debenture operation of US$ 232.6 million, which matures in five years, and a pre-payment export operation of US$ 250 million of which US$ 80 million matures in three years and US$ 170 million matures in five years.

     On December 31, 2001, the total consolidated debt of the Company was of US$ 1,155.8 million, of which 43.6% were presented in national currency and the other 56.4% in US dollars.


     On December 31, 2001, the composition of the total consolidated debt of the Company presented in US dollars was as follows:

i Balance of Eurobonds issue in the international market in the amount of US$ 150 million, representing 23.0% of the total debt in US dollars. This issuance of US$ 150 million was made during June 1997, with coupon of 9.0% p.a. and maturity date in June 2007. On May 25, 2002, the put option was exercised at 98.4 of the par value of US$ 134.3 million, equivalent to US$
     132.2 million. The notes were immediately remarketed at the same price of the put option.

ii. Balance of export pre-payments transactions in the amount of US$ 469.5 million, representing 72.0% of the total debt in US dollars. The maturity dates vary within one to five years and the weighted average rate is of 6.43% p.a. (included the cost of Libor of 12/31/01) plus the variation of US dollar to that of the Brazilian currency; and

iii. The remaining 5.0% of the indebtedness in US dollars is composed of import finance operations, other acquisition transactions of financed investments and accrued rates.

     The composition of the Company consolidated debt on December 31, 2001, presented in Brazilian Reais, was as follows:

i. Finance balance of National Bank of Economic and Social Development (Banco Nacional de Desenvolvimento Economico e Social - BNDES, BNDESPAR e FINAME) in the amount of US$ 172.9 million representing 34.3% from the total of the debt in Brazilian Reais. The spread rate varies from 2.0 to 5.0% p.a. over the long-term interest rate ("TJLP") and the maturity dates are valid until 2007;

ii. Balance of debentures totals US$ 204.1 million, maturing in October, 2006 and representing 40.5% of the debts total in Brazilian Reais;

iii. Related parties balance with affiliated companies totals US$ 62.6 million, representing 12.4% of the total debt in Brazilian Reais; and

iv. The remaining financings, representing 12.8% refer to the Petroflex shares acquisition due to its privatization, working capital financing and interest accrued.


     The table below shows the consolidated debt position of the Company, in US Dollars on December 31, 2001 and 2000.


                                                                   In thousands of US Dollars
                                                                 --------------------------------
                                                                    12/31/01        12/31/00
                                                                 --------------------------------

                 LOANS DENOMINATED IN BRAZILIAN REAIS                    503,980          63,217
                 . BNDES/BNDESPAR/FINAME                                 172,975          67,863
                 . Privatization Petroflex                                 1,095           3,532
                 . Debentures                                            204,119               -
                 . Accrued interest                                       13,878           7,808
                 . Assumption of debts                                         -        (12,763)
                 . Swaps                                                  12,009         (3,658)


                 . Related parties                                        62,580             435
                 . Others                                                 37,324               -

                 LOANS DENOMINATED IN US DOLLARS                         651,861         547,418
                 . Eurobonds                                             150,000         205,000
                 . Export Pre-payments                                   469,480         340,121
                 . Import Finance                                         25,091           2,297
                 . Others                                                  2,758               -
                 . Accrued interest                                        4,532               -
                 . Assumption of debts                                         -               -

                                                                       ---------         -------
                 TOTAL DEBTS                                           1,155,841         610,635
                                                                       ---------         -------

                 (-) Available Funds                                     150,324         362,519
                     . Cash and banks                                     94,472           1,986
                     . Application Fund                                      176           9,059
                     . Notes and marketable securities                    55,676         351,474

                                                                       ---------         -------
                 NET DEBTS                                             1,005,517         248,116
                                                                       =========         =======


     Since the Company operates in the international market, obtaining financial funding for its operation and investments, it is exposed to market risks related to exchange rate variation of foreign currency and interest rates. In order to be protected against the currency variation which affects the Company's bank loans expressed in US Dollars, the Company, since 1997, has been following the policy of protecting its debt in US Dollars against Brazilian currency depreciation, when the debt was not related to exports of its products.

     Due to the current global economic situation and the financial funding necessary to cancel the "Bridge Loan" of pre-paid exports operations, the Company decided to modify its protection and risk management policy as from December 31, 2001, which will be as follows: maintenance of protection coverage of principal and interest settlements with maturity date in the next 12 (twelve) months with (I) 60% (sixty per cent) of the total debt in US Dollars related to exports (trade finance), not including ACCs -Advance on Exchange Rate Contracts
- with maturity date as of 6 (six) months and AEC - Advance on Export Contracts;
(ii) 75% (seventy five per cent) of the total debt in US$ Dollars not related to exports (non trade finance), in a way that a minimum of 60% (sixty per cent) and a maximum of 75% (seventy five per cent) of the Company's debt in US$ Dollars with maturity date in the next 12 (twelve) months would be covered by hedge operations.

     The Company has different kinds of currency protection operations, some of them using available cash. The most common transaction using available cash adopted by the Company are debts assumption, foreign cash investments (certificate of deposit, international funds, time deposits and over), bank certificate of deposit with swap for US Dollars and redemption of Eurobonds (foreign notes) issued by the Company throughout its foreign wholly owned subsidiary, CPN Inc. The most common protection operation without using available cash is swap transactions (exchange of US Dollar by bank certificate of deposit) and derivative options (sale of put option and purchase of call option).

     The principal amount payment schedule of the Company's consolidated debt on December 31, 2001 is as follows:

                                      In millions of US dollars          %
                                                 (1)
                                     ----------------------------
          2002...................               252.4                  21.8
          2003...................               132.5                  11.5
          2004...................               144.5                  12.5
          2005...................               128.9                  11.2
          2006...................               343.2                  29.7
          2007 and there often...               154.3                  13.3
                                     ----------------------------
                                               1,155.8                 100.0
                                     ============================

(1) In accordance with the consolidated financial statements of December 31, 2001, considering an installment of "put" exercise of US$ 134.3 million of Eurobonds in the amount of US$150 million on June 25, 2002 ("put date") and the remaining, US$ 15.7 million, with maturing date on June, 2007, and debentures maturing in October, 2006. The notes were immediately remarketed at the same price of the put option.

     Although the Company had a greater volume of investments and dividends paid, it could reduce its debt during 2000 resulting in indebtedness of US$
617.7 million at year-end, a 10.7% reduction when compared to US$ 692.0 million in 1999. The debts falling due in 2000 were paid with capital generated from the Company's operations.

     On December 31, 2000 the Company's current debt consisted of US$ 177.8 million, of which US$ 26.6 million (14.9%) was Real-denominated loans and US$
151.2 million (85.1%) was US dollar denominated debt. The composition of the dollar denominated debt is: US$ 205.0 million (37.4%) refers to an issuance of Eurobonds in the international market with due dates in 2001 and 2007; US$ 340.1 million (62.2%) refers to prepayments of exports with due dates until 2003; US$
1.7 million (0.4%) are loans for imports of methanol and equipment. The composition of Real denominated loans is: US$ 67.3 million (95.1%) borrowed from Banco Nacional de Desenvolvimento Economico e Social (the National Bank for Economic and Social Development or "BNDES") and FINAME based on TJLP (Long Term Interest Rate) with due dates through 2006, composed of financing for the expansion of petrochemical plants, research and development, environmental projects and equipment/processes improvements; US$ 3.5 million (4.9%) relates to loans used in the acquisition of shares of Petroflex and the cost of this loan is based on the IGP-M.

     The average cost of the Company's dollar denominated debt on December 31, 2000 was 9.3% per year for short-term debt (up to one year) and 9.2% per year for long-term debt, plus foreign exchange variation. Regarding the Real denominated debt, the average cost was TJLP plus 3.8% per year and IGP-M plus 4.5% per year for short-term debt (up to one year) and TJLP plus 3.4% per year and IGP-M plus 4.5% per year for long term debt.

     Cash-interest expense (net of capitalized interest) of the Company was US$102.9 million, US$ 66.1 million and US$ 71.6 million in 2001, 2000 and 1999, respectively.

     With the objective of extending the amortization profile of its indebtedness and reducing its average cost, Copene issued five Eurobonds, the first three issues of which have already been re-paid. The first four issues totaled US$ 265.0 million at an average cost of 9.9% per year. The fifth issue in the amount of US$ 150.0 million was concluded in June 1997 at 9% per year (250 basis points over the rates for US Treasury Notes) and maturity of 10 years with a put option in the fifth year.

     Regarding financial operations, it is planned to maintain the strategy of financial funding through BNDES/FINAME credit lines that, due to the currency exchange uncertainty, present lower risk and longer tenors. In order to manage cash flows levels, the use of pre-export financing funding is projected. The protection policy for debts denominated in US Dollar not linked to exports also was maintained.

     Since Copene operates internationally to borrow resources to support its operations and investments, it is exposed to market risks from changes in foreign exchange markets and interest rates. Normally, exports, which generate receivables payable in US dollars, cover a significant portion of the Company's US dollar liabilities. The Company tries, where possible, to use trade finance for its working capital needs because it is available at a lower cost since lenders perceive that the exchange risk is mitigated by the link to US dollar exports. There can be no assurance, however, that, in the future, US dollars generated from exports will be in an amount sufficient to cover US dollar liabilities to the extent currently covered.

     Therefore, when the Real devaluation occurred in January 1999, the Company was partially protected and kept this protection on December 31, 2001 and 2000 as follows:

                Protection Against Foreign Exchange fluctuations


                                                          US$ Millions
                                                     --------------------
                                                     12/31/01    12/31/00
                                                     --------    --------

FOREIGN DEBT                                           651.9         546.8
.. Eurobonds.......................................     150.0         205.0
.. Prepayments of Exports..........................     469.5         340.1
.. Imports.........................................      25.1           1.7
.. Others .........................................       7.3             -

PROTECTION                                             185.3         209.9
.. SWAP from dollar to CDI.........................      92.0          30.0
.. Forward options.................................         -          80.0
.. Assumption of Debt..............................         -          12.8
.. US Treasuries...................................         -             -
.. Time Deposit....................................      75.3          84.1
.. Receivable from exports.........................      17.2             -
.. Others..........................................       0.8           3.0




CAPITAL EXPENDITURES

     Copene's investment program for 2001, was maintained within the estimates, reaching US$130.7 million, with the exception of Northeast assets acquired in an auction made on July 25, 2001. As forecasted, these costs were directed towards the increased capacity project of 80 thousand tons of ethylene, adaptations to the Terminal Dock in Aratu and the programmed maintenance shutdown. The total of all of these investments was 130.7% higher than the amount spent in 2000.

     The greatest changes were in the ethylene capacity increasing projects, the construction of the Terminal Dock, construction of the naphtha pipeline, the modernization of equipment, and the olefins and aromatics plant systems. In addition, the Company made great environmental investments, increasing the production and the outflow of automotive gasoline.

     The construction and amplifying of the ethylene capacity, were postponed until the first quarter of 2002 for technical reasons, developing at the expected rate and are programmed for the period of the General Stoppage that began in March and finished in May, 2002. The execution of the main modifications on the Ethylene Plant I will be complemented throughout the year of 2002 with the modernization of the pyrolysis furnaces. Also, the modernization of the furnaces and the implementation of an advanced control system for the Ethylene Plant II are scheduled for this year.

     At the end of 2001, the Terminal Dock at Aratu began its operations, making it possible for the direct importing of naphtha and the automotive gasoline pipeline to the Terminal Dock, that will permit an increase the production and outflow of automotive gasoline to 4.8 million liters per month.

     The concluded environmental projects or in process of being concluded, were focused on minimizing the emissions and treating the waste, with a reduction in production costs and environmental liabilities as well as compliance with legal regulations.

     In 2000, the capital expenditures of cash flow totaled US$ 58.4 million, US$ 34.4 million above 1999. The investments were concentrated in the ethylene production capacity expansion project and in the construction of the maritime terminal and other logistic facilities for the importation of raw materials. Furthermore, routine operating capital expenditures were made (operational improvements, technological update, environment and safety, and others). As of December 31, 2000, the Company has committed capital expenditures in the total amount of US$ 70.5 million, which is expected to be disbursed during 2001.

CONTINGENCY PROVISIONS

     See "Legal Proceedings" and "Note 22" to the Consolidated Financial Statements appended hereto for the details and amounts of Contingency Provisions.

ACCOUNTING STANDARDS IMPLEMENTED IN 2001

     In 1998, the Financial Accounting Standards Board (FASB) issued Statement of Financial Accounting Standards (SFAS) No.133, "Accounting for Derivative Instruments and Hedging Activities", which was subsequently amended by SFAS No. 137 and SFAS No. 138. SFAS No. 133 must be applied to all derivative instruments and certain derivative instruments embedded in hybrid instruments and requires that such instruments be recorded in the balance sheet either as an asset or liability measured at its fair value through earnings, with special accounting allowed for certain qualifying hedges.

     If the derivative is designated as a hedge, depending on the nature of the hedge, changes in the fair value of derivatives that are considered to be effective, as defined, will either offset the change in fair value of the hedged assets, liabilities, or firm commitments through earnings or will be recorded in other comprehensive income until the hedged item is recorded in earnings. Any portion of a change in a derivative's fair value that is considered to be ineffective, as defined, may have to be immediately recorded in earnings. Any portion of a change in a derivative's fair value that the Company has elected to exclude from its measurement of effectiveness, such as the change in time value of option contracts, will be recorded in earnings.

     Until the adoption of SFAS 133, the derivative instruments would be accounted for as a "no hedging designation" instrument and any gain or loss thereon would be recognized currently in earnings at the settlement amount at each closing date. As a result of adopting SFAS 133 as of January 1, 2001, the Company recorded a net asset of US$1,767 (net of income tax effects of US$589), reflecting the net fair value on such date of its derivative financial instruments and the contra-entry is presented as "Cumulative effect of a change in accounting principle" in the statement of income for the year ended December 31, 2001. This change in accounting principle resulted in a basic and diluted loss per share per thousand common shares of US$2.73.

RECENTLY ISSUED ACCOUNTING STANDARDS

     In October 2000, FASB issued SFAS No.140, "Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities - a Replacement of FASB Statement No. 125". SFAS No. 140 carries forward most of SFAS No. 125's provisions without amendment. However, it revises criteria for accounting for certain transfers of financial assets and the reporting and disclosure requirements for collateral arrangements. SFAS No. 140's disclosure requirements must be applied for fiscal years ending after December 15, 2000. The other provisions of SFAS No. 140 apply prospectively to transactions and commitments occurring after March 31, 2001. The adoption of SFAS No. 140 did not have a material effect on the Company's consolidated results of operations and financial position.

     During June 2001, the FASB issued SFAS No. 141, "Business Combinations". SFAS No. 141 addresses financial accounting and reporting for business combinations and supersedes APB Opinion No. 16 (Opinion 16), "Business Combinations" and SFAS 38, "Accounting for Preacquisition Contingencies of Purchased Enterprises". All business combinations in the scope of SFAS No. 141 are to be accounted for using one method, the purchase method. In addition, SFAS No.141 establishes that intangible assets be recognized as assets apart from goodwill if they meet one of two criteria the contractual legal criterion or the separability criterion. To assist in identifying acquired intangible assets, SFAS No. 141 also provides a list of intangible assets that meet either of those criteria. In addition to the disclosure requirements prescribed in Opinion 16, SFAS No. 141 requires disclosure of the primary reasons for a business combination and the allocation of the purchase price paid to the assets acquired and liabilities assumed by major balance sheet caption. SFAS No. 141 also establishes that when the amounts of goodwill and intangible assets acquired are significant to the purchase price paid, disclosure of other information about those assets is required, such as the amount of goodwill by reportable segment and the amount of the purchase price assigned to each major intangible asset class. The provisions of SFAS No. 141 apply to all business combinations initiated after June 30, 2001. SFAS No. 141 also applies to all business combinations accounted for using the purchase method for which the date of acquisition is July 1, 2001, or later. The business combination described in
Note 12 was accounted for according to SFAS No. 141, as further disclosed in that Note.

     During June 2001, FASB issued SFAS No. 142, "Goodwill and Other Intangible Assets". SFAS No. 142 addresses financial accounting and reporting for acquired goodwill and other intangible assets and supersedes APB Opinion 17, Intangible Assets. SFAS No. 142 also amends SFAS No. 121, "Accounting for the Impairment of Long Lived Assets and for Long Lived Assets to Be Disposed Of", to exclude from its scope goodwill and intangible assets that are not amortized. SFAS No. 142 addresses how intangible assets that are acquired individually or with a group of other assets (but not those acquired in a business combination) should be accounted for in financial statements upon their acquisition. This Statement also addresses how goodwill and other intangible assets should be accounted for after they have been initially recognized in the financial statements. The provisions of SFAS No. 142 are required to be applied starting with fiscal years beginning after December 15, 2001. An exception to the SFAS No. 142 application date is for goodwill and intangible assets acquired after June 30, 2001, which will be immediately subject of the nonamortization and amortization provisions of this statement. The Company has commenced the process of evaluating the impact of the provisions of SFAS No. 142 on its consolidated financial position and results of operations. A first impact identified is that goodwill on Petroflex Industria e Comercio S.A. will no longer be amortized, starting January 1, 2002. Total amortization during year 2001 was US$2,188. The Company is currently evaluating if, based on the provisions of SFAS 142, any impairment loss should be recognized on this goodwill balance, which amounted to US$2,816 as of December 31, 2001. Also, the Company evaluated if an impairment loss would have to be recognized on the goodwill generated in the operation described in
Note 12, and concluded that no impairment loss has to be recognized as of Janaury 1, 2002.

     During June 2001, the FASB issued SFAS No. 143, "Accounting for Asset Retirement Obligations". SFAS No. 143 basically requires that the fair value of a liability for an asset retirement obligation be recognized in the period in which it is incurred if a reasonable estimate of fair value can be made. The associated asset retirement costs are capitalized as part of the carrying amounted of the long lived asset. Under SFAS No. 143, the liability for an asset retirement obligation is discounted and accretion expense is recognized using the credit-adjusted risk-free interest rate in effect when the liability was initially recognized. In addition, disclosure requirements contained in SFAS No. 143 will provide more information about asset retirement obligations. SFAS No. 143 is effective for financial statements issued for fiscal years beginning after June 15, 2002 with earlier application encouraged. The Company is currently evaluating if the implementation of SFAS No. 143 will have a material impact in the Company's financial position and results of income.

     During August 2001, the FASB issued SFAS No. 144, "Accounting for the Impairment or Disposal of Long Lived Assets" , which supersedes SFAS No. 121, "Accounting for the Impairment of Long Lived Assets and for Long Lived Assets to be Disposed Of " but retains SFAS No. 121 fundamental provisions for (a) recognition/measurement of impairment of long lived assets to be held and used and (b) measurement of long lived assets to be disposed of by sale. SFAS No. 144 also supersedes the accounting and reporting provisions of APB Opinion No. 30 (APB No. 30),"Reporting the Results of Operations" for segments of a business to be disposed of but retains APB No. 30's requirement to report discontinued operations separately from continuing operations and extends that reporting to a component of an entity that either has been disposed of or it is classified as held for sale. SFAS No. 144 is effective for fiscal years beginning after December 15, 2001 and interim periods within those years, Management expects that the adoption of SFAS No. 144 as of January 1, 2002 will not have a material effect on the Company's consolidated results of operations and financial position.

     In April 2002, the FASB issued SFAS 145, "Rescission of FASB Statements SFAS 4, 44 and 64, Amendment of FASB Statement No. 13 and Technical Corrections". SFAS 145 rescinds Statement No. 4, "Reporting Gains and Losses from Extinguishments of Debt", and an amendment of that Statement, FASB Statement No. 64, "Extinguishments of Debt Made to Satisfy Sinking-Fund Requirements". SFAS 145 also rescinds FASB Statement No. 44, "Accounting for Intangible Assets of Motor Carriers". SFAS 145 amends FASB Statement No. 13, "Accounting for Leases", to eliminate an inconsistency between the required accounting for sale-leaseback transactions and the required accounting for certain lease modifications that have economic effects that are similar to sale leaseback transactions. SFAS 145 also amends other existing authoritative pronouncements to make various technical corrections, clarify meanings, or describe their applicability under changed conditions. The provision of SFAS 145 related to the rescission of Statement No. 4 shall be applied in fiscal year beginning after May 15, 2002. The provisions of SFAS 145 related to Statement No. 13 should be for transactions occurring after May 15, 2002. Early application of the provisions of this Statement is encouraged. The Company does not expect the adoption of SFAS 145 will have a significant impact on its consolidated results of operations, financial position or cash flows.


B. RESEARCH AND DEVELOPMENT, PATENTS AND LICENSES


     The year 2001 had great events regarding the technological area of Copene. Important projects directed towards the increase of capacity in producing ethylene and other petrochemical products were involved, as well as a greater operational efficiency of the raw material center. Proceeding work in conjunction with CENPES initiated in 2000 and new steps were reached in the sequential implementation of Multivariable Predict Control in plant II unit of pyrolysis A similar project has been extended to the aromatics products unit. The conceptual project has been already concluded. The implementation of this system, which includes the modernization of equipments and improvements of regulatory controls will bring on profitability to this group of plants.

     Continuing with the use of more efficient controls and automation of the productive plant, a specialized company was hired and the installation of database services in real time has already began, to manage the process, which will bring great benefits to monitoring and optimizing the central operational performance.

     In order to attend future demands in producing ethylene and, by the same time, define technological improvement opportunities and efficiency on the process, the Basic Engineering project for the separation section was concluded intended to an additional production of 150.000 tons per year of ethylene in the pyrolysis plant II. With the same objective, the conceptual projects were contracted and concluded to the additional cargo processing in the butadien, hidrogenation of pyrolisis gasoline and the extraction and the breaking down of aromatics, permitting the solving of performance limitations existent in these units.

     The focus in seeking more attractive alternative raw materials brought the contracting of services for the execution for Basic Engineering, already concluded, for the installation of a plant directed towards the processing of extra-light petroleum, in order to obtain the naphtha petrochemical and other derived fuels.

     With the capacity directed towards the production of automotive gasoline, relevant results were obtained. Equipment acquired for the formulation of compositions of more profitable gasoline is already being installed. Response to the published notice of public tender by the ANP/FINEP, within the CTPETRO program, has already been presented and approved. ANP/FINEP have as objective the development of gasoline and other fuels, control of leaks in pipelines for environmental protection and the saving of water in the process. They will be developed within two years and executed in partnership with researchers from the University of Bahia, Rio de Janeiro and Sao Paulo, involving investments in the order of US$0.63 million.

     It is the Company's policy to maintain a satisfactory level of research and development expenditure with the intention of being a "fast follower" of state-of-the-art technologies. This policy is directed towards sustaining the Company's performance and enhancing the efficiency of the Company's operations. In addition to its small team of staff, the Company also places emphasis on bench research and has links with programs at the major Brazilian universities as well as recognized foreign research and development centers. In the year ended December 31, 2001, the Company invested US$ 2.6 million in research and development, while in 2000 it invested US$ 2.5 million.

     With the deregulation of the petrochemical sector, Copene's technological activities have been directed to projects of a strategic nature, aimed at increasing ethylene production capacity, recovery of new products and processing of new raw materials. A German company, Linde A.G., was contracted to prepare the engineering project for an increase of 80 thousand tons per year in ethylene production capacity, as well as to develop the Conceptual Design and Basic Engineering for a new Condensate Fractionation Unit. Other projects have been developed in order to allow the upstream units to process these higher capacities and improve their productivity.

     The original patents covering the majority of Copene's petrochemical production process are in the public domain. Copene was licensed to use certain technology in connection with the construction of the second ethylene plant but is not dependent on any external patents or know-how for its operations. This is also true for the majority of the aromatics' plants, with the exception of the para-xylene expansion project, concluded in 1998, where a know-how license is in effect for 15 years.

C. TREND INFORMATION

     The Company initiated the production of gasoline in September 2000, right after the authorization given by ANP (National Petroleum Agency), and in that month the Company produced eight million liters. In February 2001, the production doubled to 17 million liters per month, increasing in March to 25 million per month. From August 2001 the production reached the mark of 50 million liters per month, making it possible for the opening of other market possibilities and totaling 349 million liters in the year. It was also forecasted for this year the commercialization of 18 thousand tons of GLP as a fuel starting in July of 2001. Four thousand tons were sold until the end of December.

     After the Northeast auction of July 25, 2001, when the Odebrecht and Mariani Groups acquired Banco Economico S.A's. assets, which were under Brazilian Central Bank's management, the Company started a restructuring process of Brazilian petrochemicals companies. The first step was the merger of Nova Camacari and Proppet in September 2001. Due to the acquisition of Proppet, Copene entered on the thermoplastics resin segment through production of PET which is most used in the production of beverage packages. It is expected a growth of 4% in this market for the year 2002.

     The second step in this restructuring process is expected to occur at the end of July 2002, after the incorporation of Braskem, the name given to Copene after the merger of OPP Chemical (Company totally controlled by Odebrecht group, producer of Polyethylene and polypropylene, with relevant participation in Trikem S.A. and Copesul South Petrochemical Company) and the integration of Mariani's Group participation in Nitrocarbono S.A.

     Until the end of the second semester, the third and the last steps of this restructuring process are expected to occur, which will be the incorporation of Polialden S.A. (a Polyethylene producer), Nitrocarbono S.A. (a caprolactam producer) and Trikem S.A. (a PVC producer) into Braskem. These mergers will create a company with integrated operations, allowing a greater operational and fiscal efficiency. Due to its size, Braskem will become a leader on the thermoplastics resin market in Latin America, holding 14 industrial units, producing 4.4 million tons of chemicals and petrochemicals, being responsible for 42% of the petrochemicals national demand and exporting approximately US$ 300 million.

     115 synergy-earning opportunities have been identified in the industrial, commercial, logistics, administrative, tributary and financial areas until the moment, if the above-mentioned mergers take place.

     The Company's expectations for the second semester of 2002 are the maintenance of profitability's and recovery of the petrochemical business after the margin decrease, which occurred in 2001. The maintenance shut down of the pyrolysis unit number 1, which aim was an increase on the ethylene production of 80 thousand tons per year, was programmed to finish in 45 days. However, due to unpredictable technical problems, it finished in 73 days. This delay will provoke a non-programmed offer decrease in 60 thousand tons of ethylene in 2001, affecting the income of the Company on the first semester as well as the whole period of 2002.

     The start up of the Terminal Dock in Aratu after its modernization, turned into reality the possibility of the importation of 30% of naphtha's necessity, Copene's principal raw material, with better prices and payment terms than the obtained in national market, which will positively affect the Company's profitability and working capital in the year of 2002.


RISK FACTORS

CONSIDERATIONS RELATING TO BRAZIL

RISK OF SIGNIFICANT GOVERNMENTAL ACTIONS AFFECTING BRAZILIAN MARKETS AND ECONOMY

     Over the past 15 years, the Brazilian Government has intervened on many occasions to change monetary, credit, tariff and other policies in order to influence the course of Brazil's economy. Examples of such interventions include:

     o    Controlling wages and prices;

     o    Freezing bank accounts;

     o    Imposing capital controls; and

     o    Inhibiting exports from Brazil.

     The Brazilian Government has in the recent past taken actions to slow or halt economic growth in order to control inflation and to reduce the budget deficits. It may take further similar actions in the future.

     On July 1, 1994 the Brazilian Government implemented an economic stabilization plan known as the Real Plan to reduce the size of Brazil's federal budget deficit, lower inflation and introduce a new, stable currency, the real. In the Real Plan, the government intended to reduce certain public expenditures, collect liabilities owed to the Government and increase tax revenues. Following implementation of the Real Plan the rate of inflation in Brazil, as measured by the Indice Geral de Precos - Disponibilidade Interna (the general price index -domestic availability or "IGP-DI") fell from 1,093.8% for 1994 to 1.71% for 1998. The IGP-DI increased to 19.98% in 1999 following the devaluation of the real in January 1999. After that, the IGP-DI decreased, reaching 9.81% in 2000. The Real Plan does not contain any wage or price controls. The Real Plan was adopted when President Fernando Henrique Cardoso was serving as Finance Minister. Since his election as the President, Mr. Cardoso's government has supported the Real Plan.

     In October 1998, President Cardoso was re-elected for an additional four-year term, expiring in January 2003. Following re-election his government proposed a Fiscal Stability Program. The Program includes cuts in discretionary governmental spending, increases in government revenues and savings through social security reforms. Through this Program, the Government intends to stabilize the ratio of debt to gross domestic product ("GDP") and thus create a more favorable economic environment. Implementing certain measures under the Fiscal Stability Program has proved to be more difficult than others, because considerable legislative action is necessary.

FOREIGN EXCHANGE RISKS

     The exchange rate between the real and the US dollar, the relative rates of real devaluation and the prevailing rates of inflation have affected our financial results and may continue to do so in the future.

     After its introduction on July 1, 1994, the real initially appreciated against the US dollar. Concerns arose about the overvaluation of the real relative to the US dollar. To address such concerns and to avoid a rapid devaluation of the real, in March 1995 the Brazilian Government established a trading band for the real against the US dollar with a view to a gradual devaluation of the real. As a result of economic instability in Brazil in late 1998 and early 1999 the trading band was abandoned. This has resulted in a significant devaluation of the real against the US dollar. Since January 1, 1999, the real/US dollar exchange rate has ranged from a low of R$ 1.938 per US$1.00 on January 2, 2001 to a high of R$2.80 per US$1.00 on September 21, 2001. On December 31, 2001, the rate was R$2.32 per US$1.00 and on July10, 2002 the rate was R$2.8541 per US$1.00. See "Additional Information - Exchange Controls." There can be no assurance that the real will maintain its current value. It is uncertain whether the Brazilian Government will reimplement the trading band policy or any other type of currency exchange control mechanism. See "Additional Information - Exchange Controls."

     Devaluations of the real relatively to the US dollar also create additional inflationary pressures in Brazil that may negatively affect us. They generally curtail access to foreign financial markets and may require government intervention, including recessionary government policies.

PAYMENTS OF EXTERNAL DEBT AND EXCHANGE CONTROLS; CONVERTIBILITY RISK

     The purchase and sale of foreign currency in Brazil is subject to governmental control. Since 1983, the Central Bank has centralized certain payments of principal on external obligations. The Central Bank also assumed responsibility for the external obligations in connection with the formal restructuring of Brazilian sovereign debt.

     It is uncertain whether in the future the Brazilian Government will institute a more restrictive exchange control policy. Such a policy could affect the ability of Brazilian debtors (including us) to make payments outside of Brazil to meet foreign currency obligations under foreign currency-denominated liabilities. Many factors beyond our control may affect the likelihood of the Government's imposition of such restrictions at any time. Among such factors are:

     o    The extent of Brazil's foreign currency reserves;

     o The availability of sufficient foreign exchange on the date a payment is due;

     o The size of Brazil's debt service burden relative to the economy as a whole;

     o    Brazil's policy towards the International Monetary Fund; and

     o    Political constraints to which Brazil may be subject.

     The Government has not imposed any restrictions on payments by Brazilian issuers in respect of securities issued in the international capital markets to date. However, it may choose to impose such restrictions in the future if necessary. See "Additional Information - Exchange Controls."

     Impact of Extreme Inflation on Brazilian Economy Until mid-1994 Brazil experienced extremely high rates of inflation. The inflation contributed materially to economic uncertainty in Brazil and to heightened volatility in the Brazilian securities markets.

     Since the introduction of the Real Plan, the rate of inflation as measured by the IGP-DI fell steadily to 1.71% in 1998. It increased to 19.98% in 1999 as a result of the devaluation of the real in January 1999. Afterwards it decreased to 9.81% for 2000. The Government did not fix a target rate for IGP-DI for the year 2000. But its target rate for the Indice de Precos ao Consumidor Ampliado (the amplified consumer price index or "IPCA") in 2000 is 6% with a gap tolerance of minus 2% and plus 2%. Over 2000, the IPCA increased 5.97% indicating that the rate practically met the Government's target for the year. The IPCA in 2001 was 7.67%. The Government's target for the IPCA in 2002 is 4.28% with a gap tolerance of minus 2% and plus 2%. There can be no assurance, however, that this predicted level of inflation is accurate. It is uncertain whether future actions of the Government (including any further action to adjust the value of the Brazilian currency) will cause inflation at a higher rate than predicted. Nor is it clear whether any increase in inflation will have a material adverse effect on our results of operations and financial condition.

LIQUIDITY RISK

     A number of developments or conditions have significantly affected the availability of credit in the Brazilian economy. External events have from time to time resulted in considerable outflows of funds and declines in the amount of foreign currency invested in Brazil. Such events include the devaluation of the Mexican peso in December 1994, the Asian economic crisis of 1997, the Russian currency crisis of 1998, the currency instability that Brazil faced in 1999 and Argentina currency crisis of 2001 and 2002. To defend the real during such events and to control inflation, the Government has maintained a tight monetary policy, with associated high interest rates, and has constrained the growth of credit. It is uncertain whether these disruptions in the Brazilian economy will adversely affect the ability of certain customers of ours to make timely payments to us or whether these disruptions will adversely affect our results of operations and/or financial conditions.

MARKET VOLATILITY

     Developments in other emerging markets may adversely affect the market price of the preferred shares and ADSs.

     The market price of the preferred shares and ADSs may be adversely affected by declines in the international financial markets and world economic conditions. Brazilian securities markets are, to varying degrees, influenced by economic and market conditions in other emerging market countries, especially those in Latin America. Although economic conditions are different in each country, investors' reaction to developments in one country can affect the securities markets and the securities of issuers in other countries, including Brazil. Since the fourth quarter of 1997, the international financial markets have experienced significant volatility, and a large number of market indices, including those in Brazil, have declined significantly, as a result of the Asian economic crisis and the 1998 Russian debt moratorium and devaluation of the Russian currency, and Argentina currency crises of 2001 and 2002 . The developments in these other countries also adversely affected the market price of our preferred shares. Similar developments in the international financial markets in the future may adversely affect our financial condition, our ability to raise capital when needed and the market price of the preferred shares and ADSs.

IMF FINANCIAL PACKAGE

     As a result of economic uncertainty and significant outflows of capital in late 1998, the Brazilian Government concluded an agreement with the IMF in November 1998 on a US$41.5 billion aid package. The first trench of the package was disbursed in December 1998.

     The agreement reached between the IMF and the Government, contained in a Technical Memorandum of Understanding, sets out the guidelines and the targets (including fiscal, monetary and external borrowing limits) in respect of the Brazilian economy. The Memorandum of Understanding is subject to periodic review. In the event that the goals contained in the Memorandum of Understanding are not achieved, the IMF automatically suspends the next trench due under the loan until a new set of guidelines has been agreed.

     As a result of continuing Brazilian economic uncertainty and the Government's decision to adopt a floating exchange rate regime in January 1999, the Government and the IMF negotiated a new set of guidelines prior to the release of the second trench. They formally reached an agreement in March 1999. The IMF reviewed and approved the Memorandum of Understanding for the first time on July 2, 1999. The guidelines of the Memorandum of Understanding were amended on December 2, 1999. Brazil has successfully completed the first seven reviews under the agreement. There is no assurance that the Brazilian Government will maintain this performance in the future.

RISKS RELATING TO THE PREFERRED SHARES AND ADSS

THE PREFERRED SHARES AND ADSS WILL GENERALLY NOT HAVE VOTING RIGHTS.

     In accordance with the Brazilian Corporate Law and our By-laws, holders of the preferred shares and thus of the ADSs, are not entitled to vote at meetings of our shareholders, except in limited circumstances. This means, among other things, that you, as a preferred shareholder, are not entitled to vote on corporate transactions, including merger or consolidations of us with other companies. See "Description of Securities to be Registered - Preferred Shares and Common Shares - Shareholders Meetings" in the Registration Statement on Form 20-F filed on October 20, 1998.

EXCHANGE CONTROLS AND RESTRICTIONS ON REMITTANCES ABROAD MAY ADVERSELY AFFECT HOLDERS OF ADSS.

     The Brazilian custodian for the preferred shares must obtain a certificate of registration from the Central Bank of Brazil to remit US dollars abroad for payments of dividends, any other cash distributions, or upon the disposition of the shares and sales proceeds related thereto. If you decide to exchange your ADSs for the underlying preferred shares, you will be entitled to continue to rely-for five business days from the date of exchange-on the depositary's certificate of registration. Thereafter, you may not be able to obtain and remit US dollars abroad upon the disposition of the preferred shares, or distributions relating to the preferred shares, unless you obtain your own certificates of registration with the Central Bank and the Comissao de Valores Mobiliarios (the Brazilian Securities Commission or "CVM") or qualify under the Annex IV Regulations, which entitles qualified foreign investors to buy and sell on the Brazilian stock exchanges without obtaining separate certificates of registration.

THE RELATIVE VOLATILITY AND LIQUIDITY OF THE BRAZILIAN SECURITIES MARKETS MAY ADVERSELY AFFECT YOU.

     Investing in securities, such as the preferred shares or ADSs, involving emerging market risk, including risks relating to Brazil, involves a higher degree of risk than investments in securities of issuers from more developed countries, and such investments are generally considered speculative in nature. Investments involving risks relating to Brazil, such as investments in ADSs, are subject to certain economic and political risks, involving, among others:

     o Changes in the regulatory, tax, economic and political environment that may affect the ability of investors to receive payment, in whole or in part, in respect of their investments; and

     o Restrictions on foreign investment and on repatriation of capital invested.

     The Brazilian securities markets are substantially smaller, less liquid and more volatile than major securities markets in the United States. This may substantially limit your ability to sell the preferred shares underlying your ADSs at a price and time at which you wish to do so. The Sao Paulo Stock Exchange, which is the principal Brazilian stock exchange, had a market capitalization of approximately US$ 185.4 billion as of December 28, 2001 and an average daily trading volume of approximately US$265.3 million for 2001. In comparison, the New York Stock Exchange had a market capitalization of US$11.7 trillion as of December 31, 2001 and an average daily trading volume of approximately US$42.3 billion for 2001.

     There is also significantly greater concentration in the Brazilian securities markets. The ten largest companies in terms of market capitalization represented approximately 48.6% of the aggregate market capitalization of the Sao Paulo Stock Exchange as of December 31, 2001. The ten most widely traded stocks in terms of trading volume accounted for approximately 53.8% of all shares traded on the Sao Paulo Stock Exchange in 2001. See "The Offer and Listing - Offer and Listing Details - Trading on the Brazilian Stock Markets."

     The ADSs have fewer and less well defined shareholders' rights. Our corporate affairs are governed by our By-laws and the Brazilian Corporate Law, which may differ from the legal principles that would apply if we were incorporated in a jurisdiction in the United States, such as Delaware or New York, or in certain other jurisdictions outside Brazil. In addition, your rights or the rights of holders of the preferred shares under Brazilian Corporate Law to protect your interests relative to actions taken by our board of directors or the holders of common shares may be fewer and less well defined than under the laws of those other jurisdictions outside Brazil.

     You may not be able to exercise the preemptive rights relating to the preferred shares underlying your ADSs unless a registration statement under the US Securities Act is effective with respect to those rights or an exemption from the registration requirements of the Securities Act is available. We are not obligated to file a registration statement with respect to the shares relating to these preemptive rights and we cannot assure you that we will file any such registration statement. Unless we file a registration statement or an exemption from registration applies, you may receive only the net proceeds from the sale of your preemptive rights by the depositary or, if the preemptive rights cannot be sold, they will be allowed to lapse.

FACTORS RELATING TO COPENE

Cyclical Nature of Petrochemical Industry

     The Brazilian petrochemical industry, including the "first generation" markets in which Copene competes, is cyclical in nature and is sensitive to related changes in supply and demand, which are, in turn affected by economic conditions in Brazil. Because of the cyclicality of the industry, increases in production capacity on the part of existing competitors and the entrance of new competitors into the Brazilian market could reduce Copene's ability to maintain prices and profit margins or preserve market shares. Moreover, any significant decrease in demand for Copene's products or those of its principal customers or in the Brazilian market generally could adversely affect Copene.

     The world petrochemical industry is also cyclical in nature. It is likewise subject to supply and demand characteristics and to the effects of economic conditions as discussed above with respect to the Brazilian market, although on a broader, global basis. Historically, the international petrochemical markets have experienced alternating periods of limited supply, which have caused prices and profit margins to increase followed by capacity additions, which have resulted in oversupply and declining prices and profit margins. The Brazilian petrochemical industry is becoming more interrelated with the global petrochemical industry for a number of reasons. These include increasing demand for, and consumption of, such products in Brazil and the ongoing integration of regional and world markets for commodity products. Furthermore, the price that Copene obtains for its products in Brazil are related to price trends in the global markets. See "Information on the Company - Business Overview - Pricing of Products."

COMPETITION


     Copene is to a certain extent protected from competition since its customers, which are mostly second generation petrochemical producers, whose plants are located in the Complex, are unlikely to be able to obtain their feedstocks elsewhere at lower prices due to transportation costs as well as to logistic difficulties. However, Copene recognizes that the second and third generation companies face competition from imports and Copene therefore has to compete indirectly on the basis of price. Accordingly, olefins and aromatics generally trade on the basis of prices determined in highly competitive markets and it is Copene's policy to set its prices by reference to prevailing international markets.

     Traditionally, imports of first generation petrochemicals have not provided substantial competition for Copene in Brazil due to, among other factors, transportation costs for such imports and the tariff rates imposed by the Brazilian Government on such products. During 2001 and 2000, imports of ethylene in Brazil represented approximately 0.72% and 0.1%, respectively, of Brazil's total ethylene consumption. Copene anticipates that it may experience increased competition from international producers, both in Brazil and the rest of the world. Many of Copene's existing and potential international competitors are substantially larger and have substantially greater financial, manufacturing, technological and marketing resources than Copene. In addition, many international competitors produce greater volumes of olefins and aromatics than Copene, thereby affording greater economics of scale. Similarly, many international producers are vertically integrated and, as a result, produce not only first generation petrochemicals but also raw materials such as naphtha. Vertical integration often leads to lower costs and more reliable supplies of raw materials. From December 2001, the import beginning from Naphtha through Copene has gotten more powerful with the negotiation with Petrobras, which was the only supplier from Naphtha. It is just like bringing from the international market the best alternative of the raw supplies, in terms of price and quality. The conclusion of the Copene auction will let Brazil begin on the vertical integration of the first and second petrochemicals generation, following the international standards.

TARIFFS

     One of the factors Copene takes into consideration when setting the prices for its products is the tariff rates imposed on imports of such products and the products of its customers by the Brazilian Government. The Brazilian Government has in the past used import and export tariffs to help effect economic policies, with the consequence that tariffs generally vary, and those imposed on petrochemical products in particular, have varied considerably.

     In the light of the Brazilian Government's frequent adjustment of tariffs, there can be no assurance that the current tariff will remain in effect for the foreseeable future. The level of petrochemical tariff rates could have a material effect on Copene. See "Information on the Company - Business Overview - Industry Overview - Tariffs."

COST AND SUPPLY OF RAW MATERIALS

     Copene's operations require continuous supplies of a substantial volume of naphtha, its main raw material. Since the police of free naphtha price negotiation was implemented, in August 2000, the price of naphtha that the Brazilian crackers pay to Petrobras was determined by a price formula and this price formula was used until December 2001. This is a temporary mechanism to set the price and is pledged to international flotations of naphtha's price as well as the exchange rate from Real to dollar.

     Most of the naphtha supplied by Petrobras to Copene comes from RLAM and the remaining is imported by Petrobras from different regions, such as the Caribbean and the Mediterranean. Copene's favorable geographic location (in the Northeast of Brazil) makes it easier to import raw materials from international sources than it is to the other basic petrochemicals producers in Brazil.

     During the last three years, Copene has been making investments in logistics to receive imported raw materials to prepare itself for the changes in naphtha supply schemes in effect as of August 2000. Additionally, the opportunities that arise from the integration with the fuels market seem very promising, even involving the possibility of processing alternate raw materials such as petroleum condensate and extra-light crude.

     For this reason Copene invested in the implementation of logistic facilities to receive and transport raw materials on its own maritime terminal. Copene extended and adapted its existing maritime terminal, TEGAL, to enable it to receive vessels of up to 90,000 tons, the same capacity of a nearby terminal owned by Petrobras. This expansion was concluded in October 2001. See "Information on the Company - Business Overview - The Production Process - Raw Materials." Upon conclusion of this investment in logistics, Copene was able to receive its first shipment of naphtha on December 31, 2001.

CONCENTRATION OF PLANT LOCATIONS; OPERATING RISKS

     Substantially all Copene's sales have been, and are anticipated to continue to be, of products produced at Camacari, Brazil's Northeastern Complex. Copene is still partially dependent on the supply of naphtha from Petrobras, which either produces or imports it. The naphtha produced by Petrobras comes in part from RLAM, and in part from other Petrobras refineries. When imported by Petrobras, the naphtha is unloaded at the Madre de Deus Terminal ("Temadre"), 5 kilometers away from RLAM and 33 kilometers from Camacari. As a result, significant damage to the facilities of Copene's suppliers or to any of the pipelines connecting Copene to them, whether as a consequence of an accident, natural disaster, fire or other cause, would have a material adverse affect on Copene. Copene, itself plans to import at least 30% of its Naphta consumption for 2002.

     Copene's operations are subject to the usual hazards associated with the manufacture of petrochemicals and the storage and transportation of feedstocks and products. Such hazards can cause personal injury and loss of life, severe damage to or destruction of property and equipment and environmental damage and may result in suspension of operations. Although Copene maintains insurance coverage for losses due to fire damage and to cover losses of income resulting from stoppages due to fire, explosion or electrical damage, there can be no assurance that such insurance proceeds would be available on a timely basis or be sufficient to offset fully any losses. See "Information on the Company - Business Overview - Insurance."

IMPACT OF ENVIRONMENT REGULATION

     Brazilian petrochemical producers, including Copene, are subject to stringent federal, state and local environmental laws and regulations concerning, among other things, human health, the handling and disposal of solid and hazardous wastes and discharges of pollutants to the air and water. Petrochemical producers are also sometimes subject to adverse effects from unfavorable market perceptions of the environmental impact of their practice. In view of the possibility of unanticipated regulatory or other developments, particularly as environmental laws become more stringent both in Brazil and worldwide, the amount and timing of future expenditures required to maintain compliance could vary substantially from their current levels and could adversely affect the availability of funds for other capital expenditures and other purposes. See "Information on the Company - Property, plants and equipment
- Environmental Matters."

LITIGATION

     Copene is involved in a lawsuit with the Brazilian Government relating to the social contribution tax levied on profits earned from 1989 onwards. In the event that the Company is ultimately unsuccessful, the Company would be required to make payments dating back to the 1996 filing by the Brazilian Government of an action to rescind an earlier judgment in the Company's favor. The amount involved is estimated by the Company to be US$ 45.7 million, plus accrued interest. It is possible, although in the opinion of the Company's lawyers, less likely, that the Company could be required to make a payment in respect of profits earned since the establishment of the social contribution tax in 1989, together with accrued interest, an amount, which could exceed US$ 94.0 million. Brazilian current legislation has created favorable conditions for the amortization of such amounts, allowing payments over a long term. There can be no assurance as to the outcome, or the timing of the outcome, of these legal proceedings. See "Financial Information - Legal Proceedings."

EXPIRATION OF TAX-EXEMPT STATUS

     Copene has the benefit of an exemption from income tax on profits from sales of all its basic petrochemical and utilities products, which was granted pursuant to legislation offering fiscal incentives to industrial companies located in the Northeast of Brazil. After the year 2001, Copene will pay income tax at a reduced rate of 37.5% of the rate then in effect. The full rate of income tax is currently 25.0%. See "Information on the Company - Business Overview - Tax Exemption" and "Note 5" to the Consolidated Financial Statements.

TRANSACTIONS WITH RELATED PARTIES

     Copene has engaged in, and expects to continue to engage in, commercial and financial transactions with companies controlled by the Odebrecht, Mariani, Suzano and Conepar groups. The majority of Copene's sales is made to second generation companies controlled by these groups. See "Information on the Company
- Business Overview - Sales of Petrochemicals." Commercial and financial transactions between Copene and these groups of companies and their respective affiliates create the potential for, or could result in conflicting interests. Copene intends to enter into all future transactions on an arm's length basis.


ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES


A. DIRECTORS AND SENIOR MANAGEMENT

     The administration of Copene is the responsibility of the Conselho de Administracao (the "Board of Directors") and the Diretoria (the "Board of Executive Officers"). Members of both the Board of Directors and the Board of Executive Officers are elected for two-year terms and are eligible for reelection. Up to one-third of the members of the Board of Directors may be elected to positions on the Board of Executive Officers.

     The Board of Directors is the decision-making body of Copene. It is responsible for determining general guidelines and policies for the business of the Company, its wholly owned subsidiaries and controlled companies, as well as formulating and expressing the Company's policies. The Board of Directors is responsible for supervising the Board of Executive Officers and monitors the Board of Executive Officers' implementation of the general guidelines and policies. The Board of Directors is also responsible for hiring external auditors.

     Under Brazilian law, the Board of Directors must have at least three members. In addition, the members shall be elected at a general meeting of shareholders - except for the President and Vice-President who are elected during a meeting of the Board of Directors - and are subject to removal at any time. Copene's By-laws provide that the Board of Directors of the Company shall consist of eleven regular members and an equal number of alternate members. During periods of absence or temporary unavailability of a regular member of the Board of Directors that regular member shall be substituted by their respective alternate member. Members of the Board of Directors must be Brazilian nationals residing in the country who are both shareholders of Copene and have managerial experience. Members of the Board of Directors are to choose, among themselves, a President and a Vice-President, who are elected for one year terms and are eligible for reelection.

     From the eleven members of the Board of Directors, seven were appointed by Norquisa, two by Petroquisa (which remained as a minority shareholder with 15.40% of the voting shares), and two by the pension funds, as new shareholders.

     On March 04, 2002, the Ordinary General Meeting elected the following members of the Board of Directors:

     PEDRO AUGUSTO RIBEIRO NOVIS, 55, was appointed as the President of the Board of Directors and he is also President of ODEBRECHT S.A.. Mr. Novis holds a degree in law from the Law School of the Universidade da Bahia (UFBA);

     ALVARO FERNANDES CUNHA FILHO, 54, was appointed as Vice-President of the Board of Directors and is currently the Vice-President of COPESUL S.A. and a director of ABIQUIM - Associacao Brasileira da Industria Quimica. Until 2001 Mr. Cunha was the President of ODEBRECHT QUIMICA S.A., President of OPP QUIMICA S.A. and President of TRIKEM S.A Mr. Cunha Filho holds a degree in civil engineering and a M.A. in economics from the Universidade Federal da Bahia;

     ALBERTO DA FONSECA GUIMARAES, 52, was appointed member of the Board of Directors and is also Manager Director and member of the New Business Committee of PETROBRAS S.A.. Mr. Guimaraes holds a degree in mechanical engineering;

     CARLOS ALBERTO DE MEIRA FONTES, 52, was appointed as member of the Board of Directors and is also President of PETROQUISA and Executive Manager of Supplies
- Petrochemical Unit; Mr. Fontes holds a degree in chemical engineering from Instituto Militar de Engenharia (IME);

     CARLOS MARIANI BITTENCOURT, 64, was appointed as member of the Board of Directors. Mr. Bittencourt is also the President of PETROQUIMICA DA BAHIA S.A., member of the Board of Directors of BANCO BBM S.A., Vice-President of Centro Industrial do Rio de Janeiro, President of Conselho Empresarial de Economia da FIRJAN and President of the Board of Directors of ABIQUIM - Associacao Brasileira da Industria Quimica. Mr. Bittencourt holds a degree in engineering.

     LUIZ FERNANDO CIRNE LIMA, 69, was appointed as member of the Board of Directors, Mr. Lima is currently Chief Executive Officer of COPESUL S.A., member of the Superior Council of Social and Public Orientation of FIESP, member of the Board of Directors of BANCO ICATU S.A. and member of the Board of Directors of VARIG S.A. Mr. Lima holds a degree in agricultural engineering.

     NEWTON SERGIO DE SOUZA, 49, was appointed as member of the Board of Directors and he is also the Vice-President of the Legal Area for ODEBRECHT S.A. Mr. Souza holds a degree in law from the Pontificia Universidade Catolica from Rio de Janeiro and M.A. from University of Pennsylvania Law School;

     PEDRO HENRIQUE MARIANI BITTENCOURT, 49, was appointed as member of the Board of Directors. Mr. Bittencourt is also President of BANCO BBM S.A., Vice-President of PETROQUIMICA DA BAHIA S.A., President of Latapack S.A., member of the FEBRABAN Council, and member of the Board of Directors of the following companies: BBM PARTICIPACOES S.A.; PRONOR PETROQUIMICA S.A.; NITROCARBONO S.A.; ENGEPACK EMBALAGENS Ltda. Mr. Bittencourt holds a degree in economics;

     SERGIO RIBEIRO DA COSTA WERLANG, 43, was appointed as member of the Board of Directors. Mr. Werlang is also member of the Board of Directors of IMPA-OS (Instituto de Matematica Pura e Aplicada - Organizacao Social), member of the Board of Trustee of Fundacao Getulio Vargas, member of the Director Council of ORT (Sociedade Israelita Brasileira de Organizacao, Reconstrucao e Trabalho), member of the Economics Executive Council of Sistema FIRJAN and from Associacao Comercial do Rio de Janeiro. Mr Werlang holds a degree in naval engineering, M.A. in mathematics economics and PhD in Economics from Princeton University, USA.

     RICARDO SIMOES SALIM, 48, was appointed as member of the Board of Directors. Mr. Salim is currently a member of the Fiscal Council of Coelba Companhia de Eletricidade do Estado da Bahia ("Coelba"). He also serves as Juridical Manager of Previ and member of the National Commission of Juridical Matters of Abrapp. Mr. Salim holds a degree in law from the Law School of the Universidade Federal do Rio de Janeiro, with a postgraduate course in insurance law from the Catholic University of Louvain, Belgium, and a postgraduate course in company law from Fundacao Getulio Vargas.

     JOSE DE FREITAS MASCARENHAS, 60, was appointed as member of the Copene's board of directors. Mr. Freitas is currently a member of Odebrecht's board of directors, and OPP's board of directors. He is also a director of ODEBRECHT S.A.. Mr. Freitas holds a degree in civil engineering from Universidade Federal da Bahia.

     On March 04, 2002, the Ordinary General Meeting elected the following members of the Copene's Executive Board


     FRANCISCO TEIXEIRA SA, 53, was appointed as the new chief executive officer. Mr. Sa was formerly president of Pronor Petroquimica S.A. and Nitrocarbono S.A, Chairman of the Board of Engepack S.A. and Proppet S.A. Mr. Sa holds a degree in chemical engineering;

     MARCO ANTONIO FERREIRA EBERT, 57, was appointed chief operating officer. Mr. Ebert has been with Copene since 1976, most recently as Basic Petrochemicals' Chief of Production. Throughout his career at Copene Mr. Ebert worked as Chief of Olefins' Division, Chief of Engineer's Division, Technological Development Manager and Technological Manager. He has been a Director since April 1990. He has a degree in chemical engineering from Faculdade de Engenharia Industrial (FEI) of Pontificia Universidade Catolica de Sao Paulo, and a specialization in process engineering from Petrobras.

     MAURICIO ROBERTO DE CARVALHO FERRO, 36, was appointed chief legal counsel. Mr. Ferro is an attorney at law and holds an MA in Commercial Law and Capital Markets. Prior to joining COPENE, Mr. Ferro was responsible for the legal area of the Odebrecht Group for the last six years, with the title of Legal Assistant of the vice-presidency for Odebrecht S.A. Mr. Ferro holds a degree in law.

     RUY LEMOS SAMPAIO, 52, was appointed chief financial officer. Prior to joining COPENE, Mr. Sampaio was Vice-President of Investments of Odebrecht S.A. from March 2000 until July 2001, Vice-President of Finance for Odebrecht Quimica S.A. from 1998 until 2000. Mr. Sampaio holds a degree in business administration.


B. COMPENSATION

     For the year ended December 31, 2001, the aggregate compensation paid by Copene to all members of the Board of Directors, members of the Board of Executive Officers and members of the Fiscal Council for services in all capacities was approximately US$ 0.96 million. On March 4, 2002, the shareholders of Copene (acting in an ordinary general meeting) established the following compensation for the year of 2002: (i) Board of Directors - 10% of the monthly compensation received by the Director Superintendent, to each regular member; (ii) Executive Officers - overall annual ceiling of approximately US$
1.1 million; and (iii) Fiscal Council - 10% of the average monthly compensation of the Executive Officers, to each regular member.

     In addition, the members of the Board of Executive Officers receive certain additional company benefits generally provided to company employees and their families, such as medical assistance, educational expenses, and private transportation and driver; all fringe benefits being included in the amount referred to in item (ii) above. In regard to supplementary social security benefits, two of Copene's Executive Officers, who are already retired, participate in the plan administrated by Petros, without any burden to Copene.

C. BOARD PRACTICES


BOARD OF DIRECTORS

     On March 04, 2002, the Ordinary General Meeting elected the members of the Board of Directors for an additional period of two years. At the Ordinary General Meeting the members of Copene's Board were as follows: Regular Members - Pedro Augusto Novis (President), Alvaro Fernandes Cunha Filho (Vice-President), Alberto da Fonseca Guimaraes, Carlos Alberto de Meira Fontes, Carlos Mariani Bittencourt, Luiz Fernando Cirne Lima, Newton Sergio de Souza, Pedro Henrique Mariani Bittencourt, Sergio Ribeiro da Costa Werlang, Jose de Freitas Mascarenhas, Ricardo Simoes Salim; Alternate Members -Alvaro Pereira Novis, Adriano Sa de Seixas Maia, Guilherme Simoes de Abreu, Marcelo Bahia Odebrecht, Geraldo Villin Prado, Pedro Mariani Lacerda, Edmundo Jose Correia Aires, Lucio Jose dos Santos Junior, Lucio Antonio Melo da Costa Braga, Deusdedite Fagundes de Brito Filho, and Claudio Jose Goncalves Guerreiro.

     The following table lists the current members of the Board of Directors for the current term, 2002 - 2004.


                    Name                          Member Since              Position Held            Date of Birth
--------------------------------------------- ---------------------  ----------------------------- -----------------

Pedro Augusto Ribeiro Novis                      August 15,2001      President of the Board           May 24,1947
Alvaro Fernandes Cunha Filho                    November 6, 1997     Vice-President of the Board     Nov. 3, 1948
Alberto Fonseca Guimaraes                       August 15, 2001      Board Member                    Feb. 13,1950
Carlos Alberto de  Meira Fontes                 August 15, 2001      Board Member                    May 20, 1950
Carlos Mariani Bittencourt                       June 28, 1976       Board Member                    Nov. 22,1937
Luiz Fernando Cirne Lima                        August 15, 2001      Board Member                    Jan. 1, 1933
Newton Sergio de Souza                          August 15, 2001      Board Member                     May 6, 1953
Pedro Henrique Mariani Bittencourt              August 15, 2001      Board Member                   Jun. 24, 1953
Sergio Ribeiro da Costa Werlang                 August 15, 2001      Board Member                   Jun. 23, 1959
Ricardo Simoes Salim                             March 7, 2001       Board Member                   Dec. 15, 1953
Jose de Freitas Mascarenhas                      March 04, 2002      Board Member                   Aug. 30, 1941




BOARD OF EXECUTIVE OFFICERS

     The Board of Executive Officers is the executive management body of Copene. The Board of Executive Officers is responsible for the domestic organization and operations of Copene and the implementation of the general policies and guidelines set forth by the Board of Directors.

     Copene's By-laws require that the Board of Executive Officers consist of up to four members appointed by the Board of Directors. The members of the Board of Executive Officers must be Brazilian nationals residing in the country.

     The following table lists the current members of the Board of Executive Officers for the current term 2001 - 2002.


                                      Year of
              Name                  Appointment                        Position                       Date of Birth
 --------------------------------  --------------  -------------------------------------------------- ---------------

Francisco Teixeira Sa                  2001        Director Superintendent/ Chief Executive Officer    Nov. 4, 1948
Rui Lemos Sampaio                      2001        Director/ Chief Financial Officer                   Apr. 19,1950
Marco Antonio Ferreira Ebert           1990        Director/ Chief Operating Officer                   May 21, 1945
Mauricio Roberto Ferro                 2001        Director/ Chief Legal Counsel                       Apr. 4, 1966

     In the event of termination of employment before the end of the term for which any of Copene's Executive Officers have been named for their positions, they are entitled only to statutory employment benefits under applicable law without any special severance.

FISCAL COUNCIL

     Under Brazilian Corporate Law, a Conselho Fiscal (an "Fiscal Council") may be appointed as a corporate body independent of management and Copene's external auditors. The primary responsibility of the Fiscal Council is to review management's activities and the financial statements, and report their findings to the shareholders. Copene's By-laws, as permitted by Brazilian Corporate Law, establishes that Copene's Fiscal Council, composed of five members and their respective alternate members, is not permanent, and works only in the years requested by the shareholders. The current regular members and their respective alternates were appointed by the shareholders on March 4, 2002. Regular members of the Fiscal Council Manoel Mota Fonseca, Leoncio Ogando Dacal, Walter Murilo Melo de Andrade, Julio Diniz Bastos Pinto, and Sergio Pereira da Rocha. Alternate members of the Fiscal Council are Maria Claudia Freitas Sampaio, Manise Cunha de Melo Ogando Dacal, Marcelo Andre Lajchter, Maria Jesuina de Oliveira Rosa, and Geraldo Humberto de Araujo

D. EMPLOYEES

     Copene has invested in a series of courses for the training of operations, laboratory and maintenance personnel through agreements with training entities. Education and Training activities are a direct result of the survey of competencies and abilities necessary for employee performance. In the year 2001, the Copene's total investment in education and training amounted to US$ 0.7 million, a result of 95,500 hours of training, with an average of 82 hours per employee.

     Copene's career plan is based on abilities. The program was established with Copene's own resources and technology, and has become a national benchmark in human resources practices. In 2001, the career plan permitted salary improvements for 37% of Copene's employees.

     The following table sets forth the number of employees of Copene as of the dates indicated.



                                                 Year ended December 31,
                               ------------------------------------------------------------
                                  2001        2000         1999        1998        1997
                               -----------  ----------  -----------  ----------  ----------

    Copene...................    1,260        1,158       1,101        1,106        950

     After six consecutive years, the periodic medical examination, carried out on all Copene's employees, has proven its success through the controlled rate of high cardiac risk, less than 1% of employees, and a decreasing number of smokers among the employees which stood at 9.8% in 2001, compared to 12% in 2000 (this rate is 30% for the Brazilian population).

     Copene has also undertaken several internal campaigns on the themes of health, physical education, and care with safety and the environment.

     Copene's employees and their dependents have medical and dental assistance through a system that uses a network of accredited doctors and services. Copene principally pays the costs for these services, with a smaller amount being paid by the employees. In 1997, a change was introduced in the procedure relative to more expensive services, with the objective of avoiding large reimbursement payments, for services such as hospitalization and surgery, being charged to the employees. Since then, a small monthly fee has been charged to the employees to pay for the more costly medical services. In 2001, Copene spent US$ 1.7 million with this assistance.

     Copene pays part of the monthly payments made to Petros, a private pension fund part of the Petrobras system, and Previnor. The majority of the Company's employees, 888 at present, participate in this fund. Petros pays supplementary pension and retirement amounts relative to those paid by the Brazilian government's official pension system, guaranteeing its members a comfortable income at the end of their professional activities. In 2001, Copene paid approximately US$ 2.0 million into this fund. See "Note 23" to the Consolidated Financial Statements.

     Copene's program of participation in results is an established practice and is based on concepts and criteria negotiated with a committee of employees. As a result of the profit attained in 2001, US$ 1.8 million were distributed, equivalent to an average of 1.25 salaries per employee.

     In Brazil, both employees and employers have the right to organize unions. Within the confines of a defined geographic area, employees belonging to any specific "professional category" and employees constituting a specific "economic category" may each be represented by only one union. Individual unions generally belong to statewide union federations, which in turn belong to nationwide union confederations.

     Copene is a member of the Petrochemicals and Synthetic Resins Industries Union of the State of Bahia, and Copene's employees belong to the Petrochemicals Industries Worker's Union of the State of Bahia.

     Copene's employees went on strike once, in 1985. The strike lasted four days and, due to the maintenance of safety stocks, did not result in a decline in production.


E.  SHARE OWNERSHIP

     The total number of shares owned by members of Copene's Board of Directors and Executive Officers as of December 31, 2001 represents 0.070% of Copene's capital stock.


ITEM 7.  MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A. MAJOR SHAREHOLDERS

     On August 1995, as part of the Brazilian government's privatization program, an auction took place through which Petroquisa, Petrobras' petrochemical affiliate, reduced its participation in Copene's voting capital from 48.16% to 15.40% and its share of Copene's total capital from 36.23% to 21.36%. The shares sold by Petroquisa were acquired in part by Norquisa, a company owned by second-generation companies located in the Complex, and as to the balance by various Brazilian pension funds. As a result, 58.41% of Copene's voting capital is owned by Norquisa, 20.17% by pension funds, 15.40% by Petroquisa, 1.66% by Odebrecht Quimica S.A., and 4.43% is owned by several private investors. Currently, Norquisa owns 21.49% of Copene's total capital, the pension funds hold 11.98% of overall capital and the balance of total capital is held by Petroquisa, Odebrecht Quimica S.A. and the general public.

     July 25, 2001 became one of the most important milestones in the history of Copene and the first step in the development of national petrochemical industry. On that date, the Central Bank of Brazil promoted an auction as liquidator of the Banco Economico S.A., at which Odebrecht Quimica acquired 23.69% of the common shares issued by Norquisa, which were held indirectly by Polialden, consolidating the control of Norquisa with the Mariani Group, thus starting the restructuring process of Brazilian petrochemical industry.

     After this, the participation of the two groups in the voting capital of Norquisa became 55.78%. Norquisa, in its turn, holds 58.41% of the voting capital of Copene.

     The purchase process involved the establishment of a company known as Nova Camacari, which acquired the Assets of Economico S/A Empreendimentos (ESAE), object of the auction. Thus, Nova Camacari obtained control of Conepar, which in turn, controls Polialden and holds 35% participation in the control of Politeno. By legal requirement, it also acquired 100% of the capital of Proppet, which already belonged to the Odebrecht and Mariani groups. These are second-generation companies, all producers of thermoplastic resins. Nova Camacari was incorporated into Copene in September 2001.

     Currently Norquisa owns 23.06% of Copene's total capital, the pension funds hold 13.78% of overall capital and the balance of total capital is held by Petroquisa (21.36%), Odebrecht Quimica S. A. and the general public.

     Norquisa is a holding company controlled by Odebrecht Participacoes Ltda. The following table sets forth the shareholders equity of Norquisa as at December 31, 2001.

       Shareholders of              Controlling         % Interest in the Voting
           Norquisa                    Group               capital of Norquisa
-------------------------------  -------------------  --------------------------

ODB Participacoes Ltda......     Odebrecht                           39.72
Pronor...................        Mariani                             16.07
Politeno.................        Conepar/Suzano                      12.47
EDN......................        Dow Chemical                        12.45
Oxiteno..................        Ultra                               10.35
Polipropileno(1).........        Suzano                               8.90
Conepar(2)...............        Conepar                              0.04
Total....................                                            100.0

----------------
Notes:--



(1)   Polipropileno Participacoes S.A.

(2)   Conepar - Companhia Nordeste de Participacoes


     Conepar is a holding concern previously owned by Banco Economico S.A., which collapsed in 1995 and suffered intervention by the Central Bank. Since then, Conepar had been administered by the Central Bank, until it auctioned off its 64% interest in Conepar on July 21, 2002. The Odebrecht group controls the remaining 36% of its stock.

     As part of an effort to restructure and reconsolidate the petrochemical sector in Brazil, the Central Bank and three other shareholders of Norquisa, which own 58.41% of Copene's voting capital, decided to auction a controlling stake of Norquisa (77.2%) together with other assets of second generation companies in the Complex - Polialden, Polipar, Politeno and Proppet. After one failed attempt on December 14, 2000, the auction was rescheduled to March 27, 2001 and, once more, the sale did not happen because the only potential buyer, Ultra Group, did not present a bid at the auction. Finally on July 21, 2001, the auction was completed. The Mariani and Odebrecht groups were the buyers, and consolidated the control of Norquisa, with 55.78% of their voting capital. Norquisa, in its turns, holds 58.41% of the voting capital of Copene.

     The Shareholders Agreement signed on November 30, 1982 between Norquisa and Petroquisa, ended on August 15, 1995, date of the privatization auction, since Norquisa became the majority shareholder of Copene. However, on August 15, 1995 Norquisa and two Brazilian pension funds, Petros and Previ, signed a Private Instrument of Assumption of Obligations. Among the matters covered are: (i) the participation of the contracting parties and other private entities of pension funds (the "Entities") on Copene's Board of Directors, through proportional representation to their participation in the voting capital of Copene; (ii) the Board of Directors shall consist of 11 (eleven) permanent members, where each shareholder is to be represented in accordance to its effective proportional participation in the voting capital; (iii) the Board of Executive Officers shall consist of qualified professionals who are engaged in reaching high standards of international competitiveness and productivity; (iv) Copene shall adopt a commercial policy which shall assure the regular and uninterrupted supply of raw materials and utilities on a competitive and compatible basis with the domestic and international market, and which protects the interests of all of its shareholders; (v) the dividend policy shall have as its objective the distribution of profits which shall not be lower than 50% of the net income available in the fiscal year, provided that the necessary and sufficient domestic reserves are maintained for the effective operation and development of Copene's business; and (vi) the provisions contained in items (ii) to (v) hereof shall be effective and shall be in force while the pension funds (Petros and Previ) and the Entities keep, at least, a direct participation of 8.33% in Copene's voting capital.

     At December 31, 2001, Copene had 1,792,416,435 shares divided into 646,693,162 common shares (the "Common Shares"), 1,134,265,533 preferred class "A" shares (the "Preferred Class A Shares") and 11,457,740 preferred class "B" shares (the "Preferred Class B Shares") (together, the "Preferred Shares").

     The following table sets forth the shareholders' equity of Copene as at December 31, 2001.


                                                                        As at Decmber 31, 2001
                      --------------------------------------------------------------------------------------------------------------
                             Common Shares (1)                          Preferred Shares
                      ---------------------------------  --------------------------------------------------------------------------
                                                                        Preferred "A" Shares           Preferred "B" Shares
                                                         --------------------------------------------------------------------------
Holders                   Number       U.S.$        %       Number           U.S.$        %         Number          U.S.$      %
-----------------     -----------   -----------   -----  -------------   -------------   -----     ----------   ------------ ------

Norquisa              377,750,595   109,133,873   58.41     35,492.481      10,253,940     3.13
Petroquisa             99,590,749    28,722,222   15.40    283,324,254      81,853,672    24.98
PREVI BB(2)            37,636,200    10,873,270    5.82     79,004,421      22,824,738     6.97
PETROS(2)              36,971,575    10,681,257    5.72      4,480,000       1,294,292     0.39
PORTUS(3)              15,310,000     4,423,129    2.37      3,200,000         924,495     0.28
PREVHAB(2)             13,584,686     3,924,678    2.10
ODEBRECHT              10,746,962     3,104,846    1.66
SERPROS(2)             10,364,690     2,994,406    1.60
SISTEL(2)               8,821,603     2,548,601    1.36
Eurocredit              8,658,395     2,501,450    1.34
FACHESF(2)              7,763,553     2,242,926    1.20
CONEPAR                 7,254,149     2,095,757    1.12      3,627,074       1,047,878
CITIBANK N.A.                                              107,898,600      31,172,399     9.51
 ADR Dept.
TEMPLETON(4)                                                61,687,000      17,821,656     5.44

OTHER(5)               12,240,006     3,536,194    1.90    500,931,666     144,721,447    44.16   11,457,740       3,310,193 100.00
COPENE (Treasury)                                           54,620,000      15,799,978     4.82
     Total            646,693,162   186,832,609  100.00  1,134,265,533     166,881,365   100.00   11,457,740       3,310,193 100.00
                      ===========   ===========  ======  =============     ===========   ======   ==========       ========= ======


                                  As at Decmber 31, 2001
                      ---------------------------------------------
                                            Total
                             (Common Shares (1)and Preferred Shares)
                      ---------------------------------------------
                     Total
                     -----
Holders                %         Number         U.S.$         %
-----------------    -----    -----------   ------------    -----

Norquisa              0.64    413,243,076    119,387,813    23.06
Petroquisa           24.73    382,915,003    110,625,894    21.36
PREVI BB(2)           6.90    116,640,621     33,698,008     6.51
PETROS(2)             0.19     41,451,574     11,975,549     2.31
PORTUS(3)             0.28     18,510,000      5,347,627     1.03
PREVHAB(2)                     13,584,686      3,924,678     0.76
ODEBRECHT                      10,746,962      3,104,846     0.60
SERPROS(2)                     10,364,690      2,994,406     0.58
SISTEL(2)                       8,821,603      2,548,601     0.49
Eurocredit                      8,658,395      2,501,450     0.48
FACHESF(2)                      7,763,553      2,242,926     0.43
CONEPAR               0.32     10,881,223      3,143,635     0.61
CITIBANK N.A.         8.96    107,898,600     31,172,399     6.02
 ADR Dept.
TEMPLETON(4)          4.04     61,687,000     17,821,656     3.44

OTHER(5)             53.21    524,629,412    151,567,834    29.27
COPENE (Treasury)     4.77     54,620,000     15,799,978     3.05
     Total          100.00  1,792,416,435    264,571,782   100.00
                    ======  =============    ===========   ======



Summary
-----------------
Authorized          1,194,959,441                        1,457,040,559                            33,990,000
 Share capital
Subscribed/
 paid in
 share capital        646,693,162                        1,134,265.533                            11,457,740
                    =============                        =============                            ==========


Summary
-----------------
Authorized         2,685,990,000
 Share capital
Subscribed/
 paid in
 share capital     1,792,416,435



----------
Notes: -

(1) Carry voting rights.

(2) Pension funds having an agreement with Norquisa.

(3) Pension fund not participating in the agreement with Norquisa.

(4) Several funds.

(5) Individual and corporate entities (including fractions of shares to be transferred (Art. 169, SECTION 3rd, Law 6,404/76) and bearer shares.

B. RELATED PARTY TRANSACTIONS


     Copene usually conducts transactions with companies directly or indirectly owned by its principal shareholders or members of its Boards of Directors. Copene's principal shareholder, Norquisa, is a holding company controlled by several downstream producers in the Complex, which are in turn Copene's main customers. These downstream producers purchase products from Copene under long-term supply contracts. Copene has entered into new 10-year contracts, renewable automatically for further five-year periods, for the supply of basic petrochemicals to Trikem, OPP and Polialden, Politeno and Polibrasil, Oxiteno, Estireno, Petroflex, and Ciquine respectively controlled by the Odebrecht, Suzano groups, Ultra, Dow Chemical, Unipar and Suzano groups, Conepar. Sales under these contracts amounted US$ 783.0 million, US$ 1,289.0 million and US$
678.9 million for the years ended December 31, 2001, 2000 and 1999, respectively. See "Information on the Company - Organizational Structure," and "Major Shareholders and Related Party Transactions - Major Shareholders." Copene has engaged in, and expects to continue to engage in, commercial (Purchases of materials and services: 2001 - US$ 1,217.0 million; 2000 - US$ 1,250.9 million; and 1999 - US$ 705.9 million) and financial (Financial expense (income), net:
2001 - US$ 5.1 million; 2000 - US$ 3.7 million; and 1999 - US$ 10.3 thousand) transactions with companies controlled by the above-mentioned groups. See "Operating and Financial Review and Prospects - Risk Factors - Factors Relating to Copene - Transactions with Related Parties." See also "Note 24" to the Consolidated Financial Statements. Furthermore, of the eleven members of Copene's Board of Directors, Norquisa appointed seven. See "Directors, Senior Management and Employees - Directors and senior management."

C. INTEREST OF EXPERTS AND COUNSEL

     Not applicable.

ITEM 8.  FINANCIAL INFORMATION

A. CONSOLIDATED STATEMENTS AND OTHER FINANCIAL INFORMATION

     Reference is made to Item 19 for a list of all financial statements filed as part of this Registration Statement.

LEGAL PROCEEDINGS

     As it is common with many other industrial companies in Brazil, Copene is engaged in several disputes with the Brazilian tax authorities. There is currently no legal proceeding pending in which the Company or its properties are involved which are expected to have a material adverse affect on the results of operations or the financial condition of the Company. Currently, the principal dispute, involves a supplemental federal income tax on profits, Contribuicao Social sobre o Lucro Liquido ("CSLL"), since the Company decided to liquidate all of the disputes that involved Value-Added Tax - ("ICMS") as described below. The aggregate amount claimed, in the legal processes to which the Company is a party, is approximately US$ 45.7million, exclusively related to the CSLL. Based on its assessment of the merits of such claims, anticipated settlements and judicial precedents and advice of its legal counsel, the Company has not made a provision for any of such claims and believes that the resolution of these matters will not have a material adverse effect on its financial position, operational results and liquidity.

     The claims involving ICMS were pending in administrative proceedings within the Tax Board of the State of Bahia and in fiscal judicial proceedings within the common courts and under the following tax assessment claims asserted by the State administrative authorities: (i) the utilization of ICMS tax credits arising from the purchase of raw materials (which the authorities consider improper since the raw materials are not incorporated into the final product, the latter being basic petrochemical products). The Company understands that the raw materials principally constitute intermediate chemical products whose use is indispensable to the production process. This issue has not been raised in connection with the production processes of the other two Brazilian petrochemical centers; (ii) the collection of ICMS in sales transactions realized at prices below the cost of production, where the tax authorities claim such tax is payable. The Company's view is that the basis of calculation should be the monthly average to each customer, so as to properly measure month-end price adjustments and provide a more accurate measure of the calculation of ICMS; (iii) adjustments in the quantities of finished product inventories, which the authorities believe should have been accounted for as sales with ICMS tax incidence. The Company has taken the position that positive and negative variations result from variations in the process of measuring the product produced and stored, that are compatible with international standards of acceptable variation; and (iv) the treatment to be given to LPG, which the authorities have asserted can be sold to consumers only by Petrobras. The tax authorities believe that the product sold by the Company is not LPG and, therefore, the Company should not benefit from the reduction in the tax base calculation. The amount involved in these various proceedings was US$ 71,1 million.

     Other cases were related to the exemption from the payment of ICMS by the Company in connection with the import of assets free of Brazilian federal taxes. These disputes involve the applicability of State exemptions for the payment of ICMS under these circumstances. The amount in dispute was of approximately US$ 11 million, which was secured by operating assets of the Company given in guarantee. The Company received a favorable decision concerning the non-payment of ICMS, by court decision of August 16, 1999, and therefore, started procedures for the enforcement of the judgment and liberation of the respective judicial deposits and guarantees.

     Management, supported by its legal counsel, reviewed these processes related to ICMS, concluding on the possibility of favorable final outcome, and did not expect significant losses.

     As a consequence, considering the fiscal recovery program offered by the State government, the Company, authorized by the Board of Directors, decided to settle all of its pending ICMS tax issues with the authorities of the State of Bahia and accordingly, paid the total amount of US$ 13,2 million. Additionally, Copene requested to withdraw the deposits related to ICMS claims in which it obtained a favorable judgment and obtained the release of financial guarantees.

     In November 1993 the Federal Government filed a reverse action to revoke such a decision. On October 18, 1994, the Federal Court of Appeals for the first Region decided the reverse action in favor of the Federal Government by a majority of votes.

     Consequently, in 1996 the Company filed a Special Appeal to the Superior Court of Justice -(STJ), and an Extraordinary Appeal to the Federal Supreme Court -(STF).

     On October 20, 1997, based on the majority of votes, the Special Appeal was rejected. As a consequence, the Company interposed a Divergence Embargo, which was admitted on March 24, 1998 and was not recognized by the Special Court on February 20, 2002, since the court accepted a procedural preliminary action brought by the Federal Government in response to the Company's Special Appeal, which eliminated any further judgment regarding either the merit and other preliminaries. On June 24, 2002 a Special Court of the Superior Court of Justice published its unanimous decision of February 20, 2002 against the Company's appeal. On July 1, 2002, the Company petitioned the court to reconsider its decision because the vote of the reporting judge contained omissions and contradictions, which, if taken into account would have permitted the reversal of the decision under the letter of the law.

     The lawyers, who represent the Company, based on prior precedents and on opinions issued by eminent legal counselors, believe that there are good possibilities of success by the Company.

     Although the process is still sub judice, and the federal fiscal authorities imposed claims regarding to CSLL through the issue of an additional tax assessment against the Company, which are inconsistent with eminent legal counselors opinions requested by the Company. If Company received an unfavorable decision in this process, it would be affected only from the date of the publication of the final decision on the rescinded appeal. Consequently, the Company did not make any changes in relation to corporate and tax procedures then in effect, which means it has no provisions since the base year 1992.

     It is important to mention that the discussion regarding the legal action mentioned above is solely limited to the constitutionality of the Law that established the Social Contribution on Net income, which does not include eventual retroactive effects originating from the decision. The amount in dispute is in the order of US$ 45,7 million.

     In December 1998, Copene and large corporate consumers of electrical power, filed a Common Action against Centrais Eletricas Brasileiras S.A. (Eletrobras), seeking to obtain the monetary restatement of amounts paid as Compulsory loan, from 1977 to 1993, by indexes which reflect the inflation incurred during the period and, as a consequence, recalculation of the amounts of shares into which the loans were converted by the Shareholders' Meeting of Eletrobras for this purpose, as well as the difference in the amounts paid as annual interest of 6% per year on the loans over the aforementioned period.

     As of February 1999, the Federal Government introduced various changes in Tax Legislation and, among them, affecting an increase in the calculation of the base tax for contributions to PIS and COFINS, in addition to increasing the tax rate for COFINS, which went from 2% to 3% (Law No. 9718/98).

     The Company believes that these increases in the base tax are unconstitutional and, therefore, filed a lawsuit against the National Treasury seeking as relief the right not to pay the resulting increased tax, and obtained injunctions, with and without judicial deposits of COFINS and PIS, respectively. The monthly amounts for PIS and for COFINS will be recorded in the Company's accounts as operating expenses - taxes.

     Regarding the increase in the tax rate of COFINS, the Federal Government permitted the set-off of the 1% increase against the CSLL paid, generally allowing taxpayers, under certain circumstances, to avoid the increase in the tax burden, so long as such offsets are made in the same fiscal year as the payment.

     Considering the favorable judicial decision described herein, the Company is not subject to the collection of CSLL and, consequently would not have the opportunity to exercise its right to set-off, which would imply an inevitable increase in its tax burden. Therefore, the Company commenced a judicial proceeding and obtained an injunction, without a judicial deposit, at the Federal Regional Tribunal of the First Region, with a non-payment nor a judicial deposit in the amount that refers to the 1% of a COFINS increase, until the final decision is rendered judicial deposit, in the Federal Regional Tribunal of the 1st Region, not to pay nor make judicial deposit in the amount that refers to the 1% increase, until the final decision on the CSLL Rescissory Action.

     Even if the decision on the Rescissory Action is not favorable for the Company, the Company has been assured its right to eventually make the set-off foreseen in Law No. 9,718/98, after the end of the fiscal year in which the payment would have to be made, allowing the Company to avoid an increase in its total tax burden (CSLL and increase of 1% in COFINS).

     Since the Company has not recorded any provision for the principal tax
(CSLL), and since the Company obtained with its injunctive relief the right to future offset against the 1% increase in the tax rate, based on the opinion of its legal counsel, the Company did not make any provision for the amount of the 1% increase related to the fiscal year 1999, which amounted to US$ 9,1 million.

EXEMPTION OF INCOME TAX

     Copene had an exemption of 100% on income tax collection until the base year ended on December 31, 2001, when income was a result of the basic petrochemical products and utilities (i.e steam, demineralized water, energy and compressed air) sales. The referred exemption was authorized according to the fiscal incentive law, which benefited companies in the Northwestern Brazilian region.

     Based on Brazilian legislation of fiscal incentives on legal entities income tax (Provisional Measure - MP number 2199-14 of August 24, 2001) on May 02, 2001, the Company filed with the Northeast Development Agency (SUDENE) a request for a 75% income tax rate reduction as from January 1, 2002 on profits from the sales of basic petrochemicals and utilities. The request is still under analysis. If the request is rejected, the Company may obtain a Declaration (constitutive report issued by the National Integration Ministry) authorizing the right of reduction of 37.5%, 25% and 12.5%, resulting in the rates of 15.62%, 18.75% and 21.87% for the calendar years of 2002 and 2003, from 2004 to 2008 and from 2009 to 2013, respectively. See also "Information on the Company - Business Overview - Tax Exemption", and Note 5 of the Consolidated Financial Statements.

     For DMT sales (dimethyl terephthalate), the Company already has the Declaration that is applicable from January 1, 2001 until December 31, 2013 for the reduced rates of 15.62%, 18.75% e 21.87%.

     The benefits of the income tax exemption/reduction are credited into a Capital Reserve with a corresponding charge to the income statement.

OTHER JUDICIAL PROCEEDINGS


     These include indemnification claims for material and/or moral damages, the judicial decisions for which are still pending. The principal question involving the preferred shareholder rights claim, decided against the Company, was the object of a Rescission Action seeking to overturn said decision, and the Company obtained an action suspending the effect of the decision until final pronouncement in the case. These actions involve obligations of approximately US$ 15,3 million.

     Based on an evaluation of the merit of these claims and judicial precedents, made by their lawyers, the Company believes that a resolution of these actions will not result in a material adverse effect on its financial position.

LABOR JUDICIAL PROCESSES

     At the end of the first quarter of 2002, Copene was involved in 299 judicial labor actions, of different nature (overtime, Government Severance Indemnity Fund for Employees - FGTS, fringe benefits and related differences, subsidiary responsibility, reintegration, stability, etc). There is no guarantee that Copene will obtain a favorable result, or that the decision about sporadic judicial or administrative proceedings proposed against Copene will be dismissed.

     The Labor Union of the Petrochemical Industries (SINDIQUIMICA), with which Company employees are affiliated, brought action against the SINPEQ, of which the Company is affiliated, demanding fulfillment of readjustments established in collective bargaining, in detriment of the salary policies effectively practiced by the Federal Government in that time.

     On September 19, 2001, the Federal Supreme Court (STF) ruled in favor of the Extraordinary Appeal filed by SINDIQUIMICA, against SINPEQ, deciding, by 3 votes to 2, that the Labor Agreement should prevail over the economic policy law. This is an isolated decision that goes against the understanding of various other STF panels and decisions in plenary sessions of the STF. The decision was published on April 19, 2002, been filed the SINPEQ declared embargo, with the request of a modified effect, using the argument that the decision was based on a wrong assumption.

     This decision does not represent the opinion about the amounts involved in this action, which makes any claim on this matter speculation.

     The lawyers, who represent SINPEQ, based on different precendents and on the thesis of the report issued by a jurist, are convinced about the real possibilities of SINPEQ's success.

     Additionally, the Company is involved in a number of employee claims that involve amounts totaling approximately US$ 7,7 million.

     Based on opinion of its legal counsel, the Company's Administration opted not to make any provision, as of December 31, 2000, to reflect eventual future disbursements as a result of said proceedings.

DIVIDENDS AND DIVIDEND POLICY

     The authorized capital stock of Copene is comprised of the Common Shares and the Preferred Shares. As of December 31, 1999, Copene has issued 646,693,162 Common Shares, 1,134,265,533 Preferred Class A Shares and 11,457,740 Preferred Class B Shares.

      DIVIDENDS

     The following table sets forth the dividends paid to holders of Copene's Common Shares and Preferred Shares since 1997 in US dollars translated from reais at the Commercial Rate as of the date of payment.


                                  Nominal Brazilian Currency per 1,000              US$ equivalent per 1,000
                                ------------------------------------------ -------------------------------------------
          First                               Preferred      Preferred                    Preferred      Preferred
          Payment               Common        Class A        Class B       Common         Class A        Class B
Year      Date                  Shares        Shares         Shares        Shares         Shares         Shares
--------  --------------------- ------------- -------------  ------------- -------------- -------------  -------------

1997      February 7, 1997         R$  10.30     R$  10.30      R$   8.70       9.828244      9.828244       8.301527
          May 6, 1997              R$   5.00     R$   5.00      R$   5.00       4.694836      4.694836       4.694836
          August 4, 1997           R$  13.10     R$  13.10      R$  13.10      12.090448     12.090448      12.090448
          November 5, 1997         R$  12.80     R$  12.80      R$  12.80      11.593153     11.593153      11.593153

1998      February 10, 1998        R$  12.50     R$  12.50      R$   9.40      11.097301     11.097301       8.345170
          May 7, 1998              R$  10.40     R$  10.40      R$  10.40       9.082176      9.082176       9.082176
          August 5, 1998           R$  10.70     R$  10.70      R$  10.70       9.168023      9.168023       9.168023

          November 5, 1998         R$  10.30     R$  10.30      R$  10.30       8.651827      8.651827       8.651827

1999      February 10, 1999        R$  10.20     R$  10.20      R$  10.20       5.381734      5.381734       5.381734
          May 12, 1999             R$  10.40     R$  10.40      R$  10.40       6.259781      6.259781       6.259781
          August 17, 1999          R$  10.40     R$  10.40      R$  10.40       5.526036      5.526036       5.526036
          November 18, 1999        R$  10.40     R$  10.40      R$  10.40       5.391395      5.391395       5.391395

2000      February 22, 2000        R$ 17.20      R$ 17.20       R$ 10.40        9.649369      9.649369       5.834502
          May 23, 2000             R$ 17.20      R$ 17.20       R$ 17.20        9.278740      9.278740       9.278740
          August 22, 2000          R$ 17.20      R$ 17.20       R$ 17.20        9.466674      9.466674       9.466674
          November 21, 2000        R$ 17.20      R$ 17.20       R$  7.17        9.005236      9.005236       3.753927

2001      February 20, 2001        R$ 17.20      R$ 17.20          (1)          8.572995      8.572995         (1)
          May 20, 2001             R$ 11.50      R$ 11.50       R$ 11.50        5.013000      5.013000       5.013000

          August 20, 2001          R$ 11.50      R$ 11.50       R$ 11.50        4.544000      4.544000       4.544000
          November 20, 2001        R$ 11.50      R$ 11.50       R$ 11.50        4.674000      4.674000       4.674000


2002      February 25, 2002           (1)        R$  7.07       R$ 7.07         (1)           2.938000        2.93800
          May 21, 2002                (1)        R$ 10.40       R$10.40         (1)           4.195748       4.195748


(1)  Copene did not pay dividends for these classes of shares


     Dividends with respect to a fiscal year are payable from (i) retained earnings from prior periods and (ii) after-tax income for such period, after allocating such income to the legal reserve and other reserves (as described below) ("Adjusted Net Income").

     Under Brazilian Corporate Law ("Brazilian Corporate Law") (Law No. 6,404/76, amended by Law No. 9,457/97), a Brazilian company is required to maintain a legal reserve, to which it must allocate 5% of net income determined in accordance with Brazilian Corporate Law for each fiscal year until such reserve reaches an amount equal to 20% of the balance of capital stock, or until the total of the legal reserve added to the total of capital reserves reaches 30% of the balance of capital stock.

     Brazilian Corporate Law generally requires that the By-laws of each Brazilian corporation specify a minimum percentage of the profits for each fiscal year that must be distributed to shareholders as dividends. Under Copene's By-laws, such percentage has been fixed as an amount equal to not less than 25% of the amount of profits available for distributions in respect of each fiscal year (the "Mandatory Dividend").

     However, as established in the Private Instrument of Assumption of Obligations signed by Norquisa and two Brazilian pension funds, Petros and Previ, on August 15, 1995, Copene has adopted a dividend policy providing for dividends that are not lower than 50% of the net income available for the fiscal year, provided that the necessary and sufficient domestic reserves are maintained for the effective operation and development of Copene's business. See "Information on the Company - Major Shareholders and Related Party Transactions
- Major Shareholders." Under Brazilian Corporate Law, if the Board of Directors determines before the General Shareholders' Meeting that the payment of dividends for the preceding fiscal year is inadvisable in view of Copene's financial condition, such distributions shall not be made. This determination needs to be reviewed by the Fiscal Council, when such Committee is standing, and reported to the shareholders and to CVM. In addition to any required distribution, the Board of Directors may recommend to the shareholders the payment of dividends from other funds legally available. Any intermediate dividend payment is to be offset against the total distributions, for the fiscal year in reference. For further information on the calculation of the referred amounts, according to Copene's By-laws, see "Description of Securities to be Registered - Preferred Shares and Common Shares - Calculation of Distributable Amount," contained in the Company's Registration Statement on Form 20-F filed on October 20, 1998.

     Subject to the calculation of the Mandatory Dividend for any particular year, pursuant to Copene's By-laws, holders of Preferred Class A and B Shares are entitled to a minimum annual non-cumulative preferential dividend equal to 6% of the capital attributable to the Preferred Class A and B Shares. After the minimum annual non-cumulative preferential dividend is paid, the holders of Common Shares shall receive the same dividend amount per share. Once this condition has been fulfilled, any additional dividends declared by Copene in any particular fiscal year would be shared ratably by holders of Common Shares and Preferred Class A Shares. Holders of Preferred Class B Shares, under the specific Brazilian Tax Law and Copene's By-laws, are not entitled to any supplemental dividend (including any portion of the Mandatory Dividend) nor to profit sharing and reserves distribution, except for the price-level restatement reserve.

     Copene's By-laws and Brazilian Corporate Law require it to hold an annual shareholders' meeting within four months of each year-end at which, among other things, an annual dividend may be declared by decision of the shareholders on the recommendation of the Executive Officers, as approved by the Board of Directors. The payment of annual dividends is based on the financial statements prepared for the fiscal year ending December 31. Under Brazilian Corporate Law, dividends are required to be paid within 60 days following the date the dividend is declared to shareholders of record on such declaration date, unless a shareholders' resolution sets forth another date of payment, which must occur prior to the end of the fiscal year in which such dividend was declared. Copene is not required to adjust the amount of paid-in capital for inflation for the period from the end of the last fiscal year to the date of declaration.

      AMENDMENTS TO BRAZILIAN CORPORATE LAW

     On May 5, 1997, an amendment to Brazilian Corporate Law was enacted, which, among other things, (i) entitles preferred shares of companies that do not provide for fixed or minimum dividend payments to receive dividends that are at least 10% greater than common share dividends; (ii) allows a company's By-laws to establish that the redemption amount payable to dissenting shareholders can be lower than the net worth amount, if such redemption amount is calculated based on the economic value of the company; (iii) requires that compensation of the company's management be established at general shareholders' meetings; (iv) eliminates, in case of sale of the control of a company, the requirement that there be a mandatory public offer for the acquisition of the shares of minority shareholders; and (v) limits withdrawal rights in the case of mergers, consolidations or participation of a company in groups of companies, change in the Mandatory Dividend and alteration in the objective of the company to dissenting shareholders (x) whose shares do not integrate general indices representing share portfolios admitted for negotiation in future exchanges; and
(y) of public companies where less than 50% of the shares (excluding the shares of the controlling shareholder) are held by the public. Also, if a merger, consolidation or spin-off involves a public company, the succeeding companies must also be public companies, and the noncompliance with such rule enables shareholders to withdraw from the company.

     As a general requirement, shareholders who are not residents of Brazil must have their investment in a Brazilian company registered with the Central Bank to have dividends, sales proceeds or other amounts with respect to their shares eligible to be converted into foreign currency for remittance outside Brazil. Preferred Class A Shares underlying the ADSs will be held in Brazil by the Custodian as agent for the Depositary. The holder of the Preferred Class A Shares will be the registered owner on the records of the Registrar for the Preferred Class A Shares.

     Payments of cash dividends and distributions, if any, will be made in Brazilian currency to the Custodian, on behalf of the Depositary, which will then convert such proceeds into US dollars and will cause such US dollars to be delivered to the Depositary for distribution to holders of ADRs. If the Custodian is unable to immediately convert the Brazilian currency received as dividends into US dollars, the amount of US dollars payable to holders of ADRs may be adversely affected by any devaluation or depreciation of the Brazilian currency in relation to the US dollar that occurs before such dividends are converted and remitted. Such delay could result if there are temporary restrictions imposed on remittances of foreign capital. See "Additional Information - Exchange Controls." Dividends in respect of the Preferred Shares paid to holders who are not Brazilian residents, including holders of ADSs, are not subject to Brazilian withholding tax.

     In case dividends are not claimed within three years from the date on which they are made available for payment, the amount of such unclaimed dividends reverts to the company paying the dividends.

     Law 10,303 of October 31, 2001, amended Law n(0) 6,385/76 and Law n(0) 6,404/76. The most important changes were (i) the conversion of CVM into an autonomous governmental agency linked to the Ministry of Finance, with legal independence and separate assets and liabilities; (ii) the requirement of greater disclosure by listed companies; (iii) the tag-along right to minority common shareholders in the event of change in control of a listed company; (iv) the right of preferred shareholders with non-voting rights or restricted voting rights representing at least 10% of the total stock of a listed company to elect one board member and his alternate (considering that until April 2005, the representative of such shareholders will be chosen out of a three-name list prepared by controlling shareholders); (v) the right of the minority common shareholders to also elect one board member; and (vi) the preferred shares will only be traded in the stock market if they have at least one of the rights mentioned below: (a) priority in the receipt of dividends corresponding to at least 3% of the shares' net worth based on the last approved balance sheet of the company; (b) the right to receive dividends at least 10% higher than the dividend assigned to each common share; or (c) the tag-along right in the event of change in the control of the company. The By-Laws of existing listed companies shall be modified to conform to the new provisions mentioned above, by March 1, 2003.

      INTEREST ON CAPITAL

     Law No. 9,249 of December 26, 1995 provides that a company may pay interest on capital to shareholders as an alternative to dividends. See "- Dividends." Copene is entitled to set off against the Mandatory Dividend on the preferred shares and the statutory dividend for each fiscal year any distributions made to its shareholders as interest on capital up to the limit of the TJLP. The payment of interest as described herein would be subject to a 15% withholding income tax. See "Additional Information -Taxation - Taxation of Dividends."

      DIVIDEND POLICY

     Copene currently intends to pay dividends on its outstanding Preferred Class A Shares in the amount of its required distributions for any particular fiscal year. According to the Brazilian Corporate Law, however, the distribution of dividends is subject to any determination by the Board of Direcors, during the Shareholders' Meeting, that such distributions would be inadvisable in view of Copene's financial conditions. As a policy, although not required to do so by law, Copene pays dividends on a quarterly basis.

B. SIGNIFICANT CHANGES

      Not applicable


ITEM 9.  THE OFFER AND LISTING

A. OFFER AND LISTING DETAILS

PRICE HISTORY OF THE STOCK

     The tables below set forth the high and low closing sales prices for the Preferred Class A Shares on the Sao Paulo Stock Exchange and the equivalent high and low closing sales prices for the Preferred Class A ADRs in US dollars for the periods indicated.

      ANNUAL HIGH AND LOW MARKET PRICES


                                              US DOLLARS PER 50                     US DOLLARS PER PREFERRED
                                          PREFERRED CLASS A SHARES(1)                     CLASS A ADRS
                                    ---------------------------------------  ---------------------------------------
                                          HIGH                  LOW                HIGH                  LOW
                                    ------------------   ------------------  ------------------   ------------------

   1997..........................         23.08                9.90                23.16                  9.71
   1998..........................         17.72                 3.65               16.53                  4.98
   1999..........................         16.32                 3.65               16.19                  3.68
   2000..........................         22.40                14.17               22.88                 14.19
   2001..........................         18.04                5.75                17.88                  6.14



      QUARTERLY HIGH AND LOW MARKET PRICES

                                              US DOLLARS PER 50                     US DOLLARS PER PREFERRED
                                          PREFERRED CLASS A SHARES(1)                     CLASS A ADRS
                                    ---------------------------------------  ---------------------------------------
                                          HIGH                  LOW                HIGH                  LOW
                                    ------------------   ------------------  ------------------   ------------------
2000
   First Quarter.................         19.97                14.26              20.13                  14.50
   Second Quarter................         19.70                14.17              19.50                  14.19
   Third Quarter.................         22.40                19.34              22.88                  18.88
   Fourth Quarter................         20.43                14.59              20.38                  14.63

                                              US DOLLARS PER 50                     US DOLLARS PER PREFERRED
                                          PREFERRED CLASS A SHARES(1)                     CLASS A ADRS
                                    ---------------------------------------  ---------------------------------------
                                          HIGH                  LOW                HIGH                  LOW
                                    ------------------   ------------------  ------------------   ------------------
2001
   First Quarter.................         18.04                13.83              17.88                  14.05
   Second Quarter................         14.04                10.32              14.10                  10.45
   Third Quarter.................         12.83                5.75               12.80                   6.20
   Fourth Quarter................         10.04                6.09               10.02                   6.14

2002
   First Quarter.................         12.76                10.10              12.75                  10.05
   Second Quarter................         11.95                 6.72              11.77                   6.90




     MONTHLY HIGH AND LOW MARKET PRICES


                                              US DOLLARS PER 50                     US DOLLARS PER PREFERRED
                                          PREFERRED CLASS A SHARES(1)                     CLASS A ADRS
                                    ---------------------------------------  ---------------------------------------
                                          HIGH                  LOW                HIGH                  LOW
                                    ------------------   ------------------  ------------------   ------------------
   January                                 12.76                10.34               12.75                10.46
   February                                11.68                10.10               11.70                10.05
   March                                   12.60                11.23               12.60                11.25
   April                                   11.96                11.00               11.77                11.00
   May                                     10.35                 8.53               11.18                 8.55
   June 2002..................              8.56                 6.72                8.75                 6.90


--------------
Note:--

(1) US dollar amounts are translated from Brazilian reais at the Commercial Market Rates in effect on the date of the corresponding Brazilian currency quotation for Preferred Class A Shares. Such US dollar amounts may reflect exchange rate fluctuations and may not correspond to changes in nominal reais prices over time.

     On December 28, 2001, the closing sales price of the (i) the Preferred Class A Shares on the Sao Paulo Stock Exchange was US$9.99 per 50 shares, and
(ii) the Preferred Class A ADRs on the NYSE was US$10.00 per Preferred Class A ADR. See "Key Information - Selected Financial Data - Exchange Rates" for additional information on the applicable exchange rates during the periods indicated above.

TRADING ON THE BRAZILIAN STOCK EXCHANGES

     Copene's shares are trade on the Sao Paulo Stock Exchange, which is the most significant stock exchange in Brazil. On January 27, 2000, the Sao Paulo Stock Exchange and the Rio de Janeiro Stock Exchange announced an agreement that led to the unification of the Brazilian securities market under the management of the Sao Paulo Stock Exchange.

     Trading on each Brazilian stock exchange is limited to member brokerage firms and a limited number of authorized non-members. The CVM, and each of the Brazilian stock exchanges have discretionary authority to suspend trading in shares of a particular issuer under certain circumstances. Trading in securities listed on the Brazilian stock exchanges may be effected off the exchanges in certain circumstances, although such trading is limited.

     Settlement of transactions is effected three business days after the trade date without adjustment of the purchase price for inflation. Payment for shares is made through the facilities of separate clearinghouses for each exchange, which maintain accounts for member brokerage firms. The seller is ordinarily required to deliver the shares to the exchange on the second business day following the trade date. The clearinghouse for the Sao Paulo Stock Exchange is CBLC - Companhia Brasileira de Liquidacao e Custodia ("CLBC").

     In order to better control volatility, the Sao Paulo Stock Exchange has adopted a "circuit breaker" system pursuant to which trading sessions may be suspended for a period of 30 minutes or one hour whenever the index of this stock exchange fall below the limits of 10%, in relation to the index registered in the previous trading session.

     The Sao Paulo Stock Exchange is less liquid than the New York Stock Exchange or other major exchanges in the world. As of December 31, 2001, the aggregate market capitalization of the 428 companies listed on the Sao Paulo Stock Exchange was the equivalent to approximately US$185.4 billion and the ten largest companies listed on the Sao Paulo Stock Exchange represented approximately 48.6% of the total market capitalization of all listed companies. Although any of the outstanding shares of a listed company may trade on a Brazilian stock exchange, in most cases fewer than half of the listed shares are actually available for trading by the public, the reminder being held by small groups of controlling persons, by governmental entities or by one principal shareholder. As of December 31, 2001, Copene accounted for approximately 0.19% of the market capitalization of all listed companies on the Sao Paulo Stock Exchange.

     Trading on Brazilian stock exchanges by non-residents of Brazil is subject to limitations under Brazilian foreign investment legislation. See "Additional Information - Exchange Controls."

     Fiscal year 2001 was also frustrating for the capital markets. The Sao Paulo Stock Exchange, principal market for the Copene PNA shares, had one of its worst years in its history. It lost nearly 50 companies, an amount similar to that lost in 2000. Of these, half cancelled their registrations as open stock companies. The Argentine crisis, the US recession, the terrorist attacks in the United States, all collaborated to an 11% nominal drop in the Sao Paulo Stock Exchange during 2001, September having been the worst month with a drop of 17.1%.

     On the New York Stock Exchange, where the Copene ADRs are negotiated, the situation was not much different. Several factors affected its business: the recession in the US economy, including the frustrations with high technology companies, such as electronic commerce companies, and disappointing profits, culminating with the terrorist attacks on the World Trade Center in September. The New York Stock Exchange closed the year at 10,021 points, far from the 10,800 points of 2000, which, in itself, had been a bad year.

     Copene's shares performed very close to the performance of the Sao Paulo Stock Exchange, starting 2001 well, when they reached their best daily average price on January 23 at US$18.04 per lot of 50 PNA shares, then maintaining a downward trend throughout the entire year, with their worst performance on September 21, when they were traded at an average price of US$5.75 per lot of 50 PNA shares, finally reacting in the last two months of the year, closing at an average price of US$10.04 per lot of 50 PNA shares. Unfortunately, in 2001, without computing dividends, the shares lost 22.7% of their value, a poorer performance than BOVESPA's 11.02%. In 2000, Copene PNA had a valuation of 3.6% against a drop in BOVESPA of 10.7%.

     The ADRs maintained the same tendency as the preferred shares in the local market. On January 19, they were traded at US$17.22, and then fell throughout the year to their lowest level of US$6.14 on October 8, then rising and closing the year at US$10.00.

     The quotation of the Copene Bond issue in circulation, in the amount of US$150 million, maturing in 2007, with Put/Call in 2002, was of 101.0% at the end of 2001 against 97.8% at the end of 2000.

REGULATION OF BRAZILIAN SECURITIES MARKETS

     The Brazilian securities markets are regulated by the CVM, which has authority over stock exchanges and the securities markets generally, and by the Central Bank, which has, among other powers, licensing authority over brokerage firms and regulates foreign investment and foreign exchange transactions. Law No. 6,385 dated December 7, 1976, as amended ("the Brazilian Securities Law") and the Brazilian Corporation Law governs the Brazilian securities market.

     Law 10,303 of October 31, 2001, amended Law n(0) 6,385/76 and Law n(0) 6,404/76. The most important changes were (i) the conversion of CVM into an autonomous governmental agency linked to the Ministry of Finance, with legal independence and separate assets and liabilities; (ii) the requirement of greater disclosure by listed companies; (iii) the tag-along right to minority common shareholders in the event of change in control of a listed company; (iv) the right of preferred shareholders with non-voting rights or restricted voting rights representing at least 10% of the total stock of a listed company to elect one board member and his alternate (considering that until April 2005, the representative of such shareholders will be chosen out of a three-name list prepared by controlling shareholders); (v) the right of the minority common shareholders to also elect one board member; and (vi) the preferred shares will only be traded in the stock market if they have at least one of the rights mentioned below: (a) priority in the receipt of dividends corresponding to at least 3% of the shares' net worth based on the last approved balance sheet of the company; (b) the right to receive dividends at least 10% higher than the dividend assigned to each common share; or (c) the tag-along right in the event of change in the control of the company. The By-Laws of existing listed companies are required to be modified to conform to the new provisions mentioned above, by March 1, 2003.

     Under Brazilian Corporation Law, a company is either public, a "companhia aberta," such as Copene, or private, a "companhia fechada." All public companies are registered with the CVM and are subject to reporting requirements. A company registered with the CVM may have its securities traded either on the Brazilian stock exchanges or in the Brazilian over-the-counter ("Brazilian OTC") market. The shares of a listed company, including Copene, may also be traded privately subject to certain limitations. To be listed on the Brazilian stock exchanges, a company must apply for registration with the CVM and the stock exchange where the head office of the company is located. Once this stock exchange has admitted a company to listing and the CVM has accepted its registration as a listed company, its securities may, under certain circumstances, be tradable on all other Brazilian stock exchanges.

     The Brazilian OTC market consists of direct trades between individuals in which a financial institution registered with the CVM serves as intermediary. No special application, other than registration with the CVM, is necessary for securities of a public company to be traded in the Brazilian OTC market. The CVM requires that it be given notice of all trades carried out in the Brazilian OTC market by the respective intermediaries.

     Trading in securities on the Brazilian stock exchanges may be suspended at the request of a company in anticipation of a material announcement. Trading may also be suspended on the initiative of a Brazilian stock exchange or the CVM, among other reasons, based on or due to a belief that a company has provided inadequate information regarding a material event or has provided inadequate responses to the inquiries by the CVM or the relevant stock exchange.

     The Brazilian securities markets are principally governed by Law No. 6,385, the Brazilian Corporate Law and by regulations issued by the CVM and the Conselho Monetario Nacional (the "National Monetary Council"). These laws and regulations, among others, provide for disclosure requirements, restrictions on insider trading and price manipulation, and protection of minority shareholders. Nonetheless, the Brazilian securities markets are not as highly and supervised as US securities markets or markets in certain other jurisdictions.

B. PLAN OF DISTRIBUTION

     Not applicable.

C. MARKETS

     The principal trading market for Copene's Common Shares and Preferred Class A and B Shares is the Sao Paulo Stock Exchange. Copene's Common Shares and the Preferred Class A Shares began trading on the Sao Paulo Stock Exchange on November 11, 1980 and the Preferred Class B Shares on August 19, 1983. The Common Shares and the Preferred Class A Shares are also traded on seven other Brazilian stock exchanges.

     At December 31, 2001 there were an aggregate of 1,134,265,533 Preferred Class A Shares, 11,457,740 Preferred Class B Shares and 646,693,162 Common Shares issued and outstanding and Copene had approximately 5,000 shareholders. As of December 31, 2001, the number of US resident holders of Copene's Preferred Class A Shares, Preferred Class B and Common Shares was approximately 50, 1 and 2, respectively.

     Copene has registered one class of American Depositary Shares ("ADSs") on Form F-6 pursuant to the US Securities Act of 1933, as amended: one ADS evidenced by American Depositary Receipts ("ADRs") representing 50 Preferred Class A Shares without par value.

     Starting in January 1993 Copene's shares were traded in the US over-the-counter market as Level I ADRs, under the symbol "CPEPY". At December 21, 1998, Copene's ADRs began trading on the New York Stock Exchange ("NYSE"), with Citibank N.A. as Depositary. On December 31, 2001, there were 2,157,972 Preferred Class A ADRs outstanding, representing 107,898,600 Preferred Class A Shares or approximately 9.5% of Copene's outstanding Preferred Class A Shares.

D. SELLING SHAREHOLDERS

     Not applicable.

E. DILUTION

     Not applicable.

F. EXPENSES OF THE ISSUE

     Not applicable.




ITEM 10.  ADDITIONAL INFORMATION


A. SHARE CAPITAL

     Not applicable.

B. MEMORANDUM AND ARTICLES OF ASSOCIATION

     Not applicable.


C. MATERIAL CONTRACTS

     Not applicable.

D. EXCHANGE CONTROLS

     There are no restrictions on ownership or voting of Copene's capital stock by individuals or legal entities domiciled outside Brazil.

     The right to convert dividend payments and proceeds from the sale of the Company's capital stock into foreign currency and to remit such amounts outside Brazil is subject to restrictions under foreign investment legislation which generally requires, among other things, that the relevant investment have been registered with the Central Bank. Restrictions on the remittance of foreign capital abroad could hinder or prevent Banco Itau S.A. (the "Custodian"), as custodian for the Preferred Shares represented by Preferred ADSs or holders who have exchanged Preferred ADSs for Preferred Shares from converting dividends, distributions or the proceeds from any sale of Preferred Shares into US dollars and remitting such US dollars abroad. Holders of Preferred ADSs could be adversely affected by delays in, or refusal to grant any required government approval for conversions of Brazilian currency payments and remittances abroad of the Preferred Shares underlying the Preferred ADSs.

     Resolution No. 1,927 of the National Monetary Council, which is the Amended and Restated Annex V to Resolution No. 1,289 (the "Annex V Regulations"), provides for the issuance of depositary receipts in foreign markets in respect of shares of Brazilian issuers. The Central Bank and the CVM have approved the ADSs under the Annex V Regulations. Accordingly, the proceeds from the sale of the ADSs by ADR holders outside Brazil are free of Brazilian foreign investment controls and holders of the ADSs will be entitled to favorable tax treatment. See "- Taxation - Brazilian Tax Considerations."

     A certificate of capital registration has been issued in the name of The Bank of New York, as Depositary for the Preferred Class A ADRs (the "Depositary"), and is maintained by Banco Itau S.A. (the "Custodian") on behalf of the Depositary. Pursuant to the certificate, the Custodian and the Depositary are able to convert dividends and other distributions with respect to the Preferred Class A Shares represented by Preferred Class A ADRs into foreign currency and remit the proceeds outside Brazil. In the event that a holder of Preferred Class A ADRs exchanges Preferred Class A ADRs for Preferred Class A Shares, such holder will be entitled to continue to rely on the Depositary's certificate of capital registration for only five business days after such exchange, following which such holder must seek to obtain its own certificate of capital registration with the Central Bank. Thereafter, unless the Preferred Class A Shares are held pursuant to the "Annex IV Regulations" of the National Monetary Council by a duly qualified investor, such holder may not be able to convert into foreign currency and remit outside Brazil the proceeds from the disposition of, or distributions with respect to, such Preferred Class A Shares, and such holder generally will be subject to less favorable Brazilian tax treatment than a holder of Preferred Class A ADRs. See "- Taxation - Brazilian Tax Considerations."

     Copene makes any cash distributions with respect to the Preferred Class A Shares in Brazilian currency. Accordingly, exchange rate fluctuations may affect the US dollar amounts received by the holders of Preferred Class A ADSs on conversion by the Depositary of such distributions into US dollars for payment to holders of Preferred Class A ADSs. Fluctuations in the exchange rate between reais and the US dollar may also affect the US dollar equivalent of the reais price of the Preferred Class A Shares on the Brazilian stock exchanges.

     Brazilian law provides that, whenever there is a serious imbalance in Brazil's balance of payments or serious reasons to foresee such imbalance, temporary restrictions may be imposed on remittances of foreign capital abroad. For approximately six months in 1989 and early 1990, for example, to conserve Brazil's foreign currency reserves, the Brazilian Government froze all dividend and capital repatriations that were owed to foreign equity investors. These amounts were subsequently released in accordance with Brazilian Government directives. There can be no assurance that similar measures will not be taken by the Brazilian Government in the future.

     For a description of the foreign exchange markets in Brazil, see "Key Information - Selected Financial Data - Exchange Rates."

E. TAXATION

     The following summary contains a description of the principal Brazilian and US federal income tax consequences of the purchase, ownership and disposition of Preferred Class A Shares and Preferred Class A ADRs, but it does not purport to be a comprehensive description of all the tax considerations that may be relevant to a decision to purchase any of such securities. In particular, this summary deals only with holders that will hold Preferred Class A Shares or Preferred Class A ADRs as "capital assets" within the meaning of Section 1221 of the Domestic Revenue Code of 1986, as amended (the "Code"), and does not address the tax treatment of a holder that may be subject to special tax rules, such as banks, insurance companies, dealers in securities, persons that will hold Preferred Class A Shares or Preferred Class A ADRs in a hedging transaction or as a position in a "straddle" or "conversion transaction" for tax purposes, persons that have a "functional currency" other than the US dollar, persons liable for alternative minimum tax or persons that own or are treated as owning 10% or more of the voting shares of the Company. Prospective purchasers of any of such securities should consult their own tax advisors as to the tax consequences of the purchase, ownership and disposition of Preferred Class A Shares or Preferred Class A ADRs, including, in particular, the effect of any state, local or other national tax laws.

     The summary is based upon the tax laws of Brazil and the United States and regulations thereunder as in effect on the date hereof, which are subject to change (possibly with retroactive effect). There is at present no income tax treaty between Brazil and the United States. This summary is also based upon the representations of the Depositary and on the assumption that each obligation in the Deposit Agreement relating to the Preferred Class A ADRs and any related documents will be performed in accordance with its terms.

BRAZILIAN TAX CONSIDERATIONS

     The following discussion summarizes the principal Brazilian tax consequences of the acquisition, ownership and disposition of Preferred Class A Shares or Preferred Class A ADRs by a holder that is not domiciled in Brazil for purposes of Brazilian taxation and, in the case of a holder of Preferred Shares, which has registered its investment in such securities with the Central Bank as a US dollar investment (in each case, a "non-Brazilian holder"). The following discussion does not specifically address all of the Brazilian tax considerations applicable to any particular non-Brazilian holder, and each non-Brazilian holder should consult his or her own tax advisor concerning the Brazilian tax consequences of an investment in any of such securities.

     TAXATION OF DIVIDENDS. Dividends paid with respect to income earned since January 1, 1996, including dividends paid in kind (i) to the Depositary in respect of the Preferred Class A Shares underlying the Preferred Class A ADRs or
(ii) to a non-Brazilian holder in respect of Preferred Class A Shares, are not subject to any withholding tax in Brazil. The new tax legislation eliminated the then existing 15% withholding tax on dividends paid to companies, resident individuals or non-residents in Brazil. Accordingly, dividends with respect to profits generated on or after January 1, 1996 are not subject to withholding tax in Brazil. Dividends related to profits generated in the years of 1994 and 1995 shall be subject to withholding tax at the rate of 15% at the time of its distribution.

     TAXATION OF GAINS. Gains realized outside Brazil by a non-Brazilian holder on the disposition of Preferred Class A ADRs to another non-Brazilian holder are not subject to Brazilian tax.

     The withdrawal of Preferred Class A Shares in exchange for Preferred Class A ADRs is not subject to Brazilian tax. The deposit of Preferred Class A Shares in exchange for Preferred Class A ADRs is not subject to Brazilian tax provided that the Preferred Shares are registered by the investor or its agent under the Annex IV Regulations. In the event the Preferred Class A Shares are not so registered, the deposit of Preferred Class A Shares in exchange for Preferred Class A ADRs may be subject to Brazilian capital gains tax at the rate of 15%. On receipt of the underlying Preferred Shares, a non-Brazilian holder who qualifies under the Annex IV Regulations will be entitled to register the US dollar value of such shares with the Central Bank as described below.

     Non-Brazilian holders are not subject to tax in Brazil on gains realized on sales of Preferred Class A Shares that occur abroad or on the proceeds of a redemption of, or a liquidating distribution with respect to, Preferred Class A Shares. As a general rule: (i) non-Brazilian holders are subject to a withholding tax imposed at the rate of 15% on gains realized on sales or exchanges of Preferred Class A Shares that occur in Brazil to or with a resident of Brazil; and (ii) at the rate of 10% increased to 20% as of January 1, 2002 on gains realized on sales or exchanges in Brazil of Preferred Class A Shares that occur on a Brazilian stock exchange. This general rule is not applicable if such sales are made on a Brazilian stock exchange within five business days of the withdrawal of such Preferred Class A Shares in exchange for Preferred Class A ADSs and the proceeds thereof are remitted abroad within such five-day period or such sales are made under the Annex IV Regulations by certain qualified institutional non-Brazilian holders which register with the CVM. The "gain realized" as a result of a transaction on a Brazilian stock exchange is the difference between the amount in Brazilian currency realized on the sale or exchange and the acquisition cost, without any correction for inflation, of the shares sold. The "gain realized" as a result of a transaction that occurs other than on a Brazilian stock exchange will be calculated based on the foreign currency amount registered with the Central Bank. There can be no assurance that the current preferential treatment for holders of Preferred Class A ADSs and non-Brazilian holders of Preferred Class A Shares under the Annex IV Regulations will continue in the future or that such treatment will not be changed in the future. Investments made in accordance with Annex IV Regulations must also observe the new regulations enacted by the Central Bank through Resolution No. 2.689, as of January 26, 2000.

     Any exercise of preemptive rights relating to the Preferred Class A Shares will not be subject to Brazilian taxation. Any gain on the sale or assignment of preemptive rights relating to the Preferred Class A Shares by the Depositary will not be subject to Brazilian taxation.

     NOTIONAL INTEREST CHARGE ATTRIBUTED TO SHAREHOLDER'S EQUITY. Distributions of interest on net worth in respect of the Preferred Class A Shares as an alternative form of payment to shareholders who are either Brazilian residents or non-Brazilian residents, including holders of ADSs, are subject to Brazilian withholding tax at the rate of 15%. Since 1997, the payments are deductible in determining social welfare contributions and income tax payable by the Company as long as the payment of a distribution of interest is approved in the Company's General Meeting, according to the terms of Law 9249/95 and Law 9430/96. The distribution of interest on shareholders' equity may be determined by the Board of Directors of the Company alone. No assurance can be given that the Board of Directors of the Company will not determine that future distributions of profits be made by means of interest on shareholders' equity instead of by means of dividends.

     OTHER BRAZILIAN TAXES. There are no Brazilian inheritance, gift or succession taxes applicable to the ownership, transfer or disposition of Preferred Class A Shares or Preferred Class A ADRs by a non-Brazilian holder except for gift and inheritance taxes which are levied by some states of Brazil on gifts made or inheritances bestowed by individuals or entities not resident or domiciled in Brazil or domiciled within the state to individuals or entities resident or domiciled within such state in Brazil. There are no Brazilian stamp, issue, registration or similar taxes or duties payable by holders of Preferred Class A Shares or Preferred Class A ADRs.

     Pursuant to Decree 2,219 of May 2, 1997, the amount in reais resulting from the conversion of the proceeds received by a Brazilian entity from a foreign investment in the Brazilian securities market (including those in connection with the investment in the Preferred Class A Shares or Preferred Class A ADRs and those made under Annex IV Regulations) is subject to a transaction tax ("IOF"), although at present the rate of such tax is 0%. The Minister of Finance is empowered to establish the applicable IOF tax rate. Under Law 8,894 of June 21, 1994, such IOF tax rate may be increased at any time to a maximum of 25%, but any such increase will only be applicable to transactions occurring after such increase becomes effective.

     Pursuant to the Brazilian Constitution (E.C. No. 21/99), the Contribuicao Provisoria sobre Movimentacao Financeira (the "CPMF tax") was levied at a rate of 0.38%, in the first twelve months after June 17, 1999, 0.30% from June 2000 until March 17, 2001, and back to 0.38% after that until June 17, 2002 on all fund transfers in connection with financial transactions in Brazil. Payments of dividends on the Preferred Class A Shares (and the Preferred Class A ADSs) are subject to the CPMF tax. However, only the Company is liable for the CPMF tax on its dividends, which are payable without reduction for this tax. There can be no assurance that the Brazilian government will not extend the payment of the CPMF tax beyond that time, or will convert it into a new permanent tax.

     NON-BRAZILIAN RESIDENT IN TAX HAVENS. The general rules establish that any income or earnings received by a beneficiary resident in a tax haven is subject to income tax at the rate of 25%. A tax haven is a location where no income tax is imposed or where its maximum applicable rate is lower than 20%. Tax benefits granted through Annex IV legislation are not applicable to non-Brazilian residents in a so-called tax haven country. In this case, such investors shall be taxed according to the same rules that are applicable to Brazilian residents. Dividends and capital gains are not affected by tax haven rules.

     REGISTERED CAPITAL. The amount of an investment in Preferred Class A Shares held by a non-Brazilian holder who qualifies and registers with the CVM under the Annex IV Regulations or in ADSs held by the Depositary representing such holder, as the case may be, is eligible for registration with the Central Bank; such registration (the amount so registered is referred to as "Registered Capital") allows the remittance outside Brazil of foreign currency, converted at the Commercial Market Rate, acquired with the proceeds of distributions on, and amounts realized with respect to disposition of, such Preferred Class A Shares. The Registered Capital for Preferred Class A Shares purchased in the form of a Preferred Class A ADRs, or purchased in Brazil and deposited with the Depositary in exchange for a Preferred Class A ADS, will be equal to their purchase price (in US dollars) paid by the purchaser. The Registered Capital for Preferred Class A Shares that are withdrawn upon surrender of Preferred Class A ADSs, will be the US dollar equivalent of (i) the average price of the Preferred Class A Shares on the Brazilian stock exchange on which the greatest number of such Preferred Class A Shares was sold on the day of withdrawal, or (ii) if no Preferred Class A Shares were sold on such day, the average price of Preferred Shares that were sold in the fifteen trading sessions immediately preceding such withdrawal. The US dollar value of the Preferred Class A Shares is determined on the basis of the average Commercial Market rates quoted by the Central Bank on such date (or, if the average price of Preferred Class A Shares is determined under clause (ii) of the preceding sentence, the average of such average quoted rates on the same fifteen dates used to determine the average price of the Preferred Class A Shares).

     A non-Brazilian holder of Preferred Class A Shares may experience delays in effecting the registration of Registered Capital which may delay remittances abroad. Such a delay may adversely affect the amount, in US dollars, received by the non-Brazilian holder.


U.S. Federal Income Tax Considerations

As used below, a "U.S. holder" is a beneficial owner of a Preferred Class A Share or Preferred Class A ADS that is, for U.S. federal income tax purposes,
(i) a citizen or individual resident of the United States, (ii) a corporation (or entity treated as a corporation) organized under the laws of the United States, any State thereof or the District of Columbia, or (iii) any other person or entity that is subject to U.S. federal income tax on a net income basis in respect of the Preferred Class A Shares or Preferred Class A ADSs (including a nonresident alien individual or foreign corporation whose income with respect to a Preferred Class A Share or Preferred Class A ADS is effectively connected with the conduct of a U.S. trade or business). The following discussion assumes that the Preferred Class A Shares and Preferred Class A ADSs are held as capital assets.

In general, for U.S. federal income tax purposes, a beneficial owner of an American Depository Receipt ("ADR") evidencing an ADS will be treated as the beneficial owner of the Preferred Class A Share(s) represented by the applicable ADS.

Taxation of Dividends. In general, a distribution made with respect to a Preferred Class A Share or Preferred Class A ADS (which for this purpose will include distributions of interest on equity) will, to the extent made from the current or accumulated earnings and profits of the Company, as determined under U.S. federal income tax principles, constitute a dividend for U.S. federal income tax purposes. If a distribution exceeds the amount of the Company's current and accumulated earnings and profits, it will be treated as a non-taxable return of capital to the extent of the U.S. holder's tax basis in the Preferred Class A Share or Preferred Class A ADS on which it is paid and thereafter as capital gain. As discussed below, the term "dividend" means a distribution that constitutes a dividend for U.S. federal income tax purposes.

The gross amount of any dividend paid (which will include any amounts withheld in respect of Brazilian taxes) with respect to a Preferred Class A Share or Preferred Class A ADS will be subject to U.S. federal income taxation as foreign source dividend income and will not be eligible for the dividends received deduction generally allowed to U.S. corporations. A dividend paid in Brazilian currency will be includible in the income of a U.S. holder at its value in U.S. dollars calculated by reference to the prevailing spot market exchange rate in effect on the day it is received by the U.S. holder or, in the case of a dividend received in respect of Preferred Class A ADSs, on the date the dividend is received by the Depositary, whether or not the dividend is converted into U.S. dollars. Any gain or loss realized on a subsequent conversion or other disposition of the Brazilian currency will be treated as U.S. source ordinary income or loss. In the case of a U.S. holder that is not a United States person, however, the currency gain or loss will be U.S. source income only if the currency is held by a qualified business unit of the U.S. holder in the United States.

Subject to generally applicable limitations under U.S. federal income tax law, the Brazilian withholding tax will be treated as a foreign income tax eligible for credit against a U.S. holder's U.S. federal income tax liability, subject to generally applicable limitations. For purposes of the computation of the foreign tax credit limitation separately for specific categories of income, any dividends generally will constitute foreign source "passive income" or, in the case of certain holders, "financial services income." Alternatively, a U.S. holder may elect not to claim a credit for any of its foreign taxes and deduct all of those taxes in computing taxable income.

Taxation of Capital Gains. A deposit or withdrawal of Preferred Class A Shares by a holder in exchange for a Preferred Class A ADS will not result in the realization of gain or loss for U.S. federal income tax purposes.

A U.S. holder generally will recognize capital gain or loss upon a sale or other disposition of a Preferred Class A Share or Preferred Class A ADS held by the U.S. holder or the Depositary in an amount equal to the difference between the U.S. holder's adjusted basis in the Preferred Class A Share or Preferred Class A ADS (determined in U.S. dollars), and the U.S. dollar amount realized on the sale or other disposition. If a Brazilian tax is withheld on the sale or disposition of a share, the amount realized by a U.S. holder will include the gross amount of the proceeds of that sale or disposition before deduction of the Brazilian tax. Capital gain recognized by certain non-corporate U.S. holders is taxed at a minimum tax rate of 20% in respect of property held more than one year. Capital gain or loss, if any, realized by a U.S. holder on the sale or other disposition of a Preferred Class A Share or Preferred Class A ADS generally will be treated as U.S. source income or loss for U.S. foreign tax credit purposes. Consequently, in the case of a disposition of a Preferred Class A Share or Preferred Class A ADS that is subject to Brazilian income tax (see "--Brazilian Tax Considerations--Taxation of Gains"), the U.S. holder may not be able to use the foreign tax credit for that Brazilian tax unless it can apply the credit against U.S. tax payable on other income from foreign sources in the appropriate income category, or, alternatively, it may take a deduction for the Brazilian tax if it elects to deduct all of its foreign income taxes. The same result could arise when a disposition is subject to Brazilian income tax but is not a taxable event for U.S. federal income tax purposes (for example, a deposit of a Preferred Class A Share for a Preferred Class A ADS that is subject to Brazilian tax).

Passive Foreign Investment Company Rules. Based upon the nature of its current and projected income, assets and activities, the Company does not expect the Preferred Class A Shares or Preferred Class A ADSs to be considered shares of a passive foreign investment company ("PFIC") for U.S. federal income tax purposes. In general, a foreign corporation is a PFIC if at least 75% of its gross income for the taxable year (or, in general, a preceding taxable year in which the taxpayer owned stock in the corporation) is passive income or if at least 50% of its assets for the current year (or, in general, a preceding year in which the taxpayer owned stock in the corporation) produce passive income or are held for the production of passive income. In general, passive income for this purpose means, with certain designated exceptions, dividends, interest, rents, royalties, annuities, net gains from dispositions of certain assets, net foreign currency gains, income equivalent to interest, income from notional principal contracts and payments in lieu of dividends. The determination of whether the Preferred Class A Shares or Preferred Class A ADSs constitute shares of a PFIC is a factual determination made annually, and therefore the Company's failure to constitute a PFIC at one time is subject to change. Subject to certain exceptions, once a U.S. holder's Preferred Class A Shares or Preferred Class A ADSs are treated as shares of a PFIC, they remain shares in a PFIC.

If the Company is treated as a PFIC, contrary to the discussion in "U.S. Federal Income Tax Considerations--Taxation of Dividends" and "--U.S. Federal Income Tax Considerations--Taxation of Capital Gains" above, a U.S. holder would be subject to special rules with respect to (i) any gain realized on the sale or other disposition of Preferred Class A Shares or Preferred Class A ADSs and (ii) any "excess distribution" by the Company to the U.S. holder (generally, any distribution during a taxable year in which distributions to the U.S. holder on the Preferred Class A Shares or Preferred Class A ADSs exceed 125% of the average annual taxable distributions the U.S. holder received on the Preferred Class A Shares or Preferred Class A ADSs during the proceeding three taxable years or, if shorter, the U.S. holder's holding period for the Preferred Class A Shares or Preferred Class A ADSs). Under those rules, (i) the gain or excess distribution would be allocated ratably over the U.S. holder's holding period for the Preferred Class A Shares or Preferred Class A ADSs, (ii) the amount allocated to the taxable year in which the gain or excess distribution is realized would be taxable as ordinary income and (iii) the amount allocated to each prior year, with certain exceptions, would be subject to tax at the highest tax rate in effect for that year, and the interest charge generally applicable to underpayments of tax would be imposed in respect of the tax attributable to each such year. A U.S. holder who owns Preferred Class A Shares or Preferred Class A ADSs during any year the Company is a PFIC must file Internal Revenue Service Form 8621.

The special PFIC rules described above will not apply to a U.S. holder if the U.S. holder makes a timely election to treat the Company as a "qualified electing fund" in the first taxable year in which the U.S. holder owns a Preferred Class A Share or Preferred Class A ADS and if the Company complies with certain reporting requirements. Instead, a shareholder of a qualified electing fund is required for each taxable year to include in income a pro rata share of the ordinary earnings of the qualified electing fund as ordinary income and a pro rata share of the net capital gain of the qualified electing fund as long-term capital gain, subject to a separate election to defer payment of taxes, which deferral is subject to an interest charge. The Company has not yet determined whether, if it were a PFIC, it would make the computations necessary to supply U.S. holders with the information needed to report income and gain pursuant to a QEF election. It is, therefore, possible that U.S. holders would not be able to make that election if the Company became a PFIC. Assuming the election is available, the QEF election is made on a shareholder-by-shareholder basis and generally can be revoked only with the consent of the Internal Revenue Service, or IRS. A shareholder makes a QEF election by attaching a completed IRS Form 8621, including the PFIC annual information statement, to a timely filed U.S. federal income tax return and by filing that form with the IRS Service Center in Philadelphia, Pennsylvania. Even if a QEF election is not made, a shareholder in a PFIC who is a U.S. person must file a completed IRS Form 8621 every year. Although a QEF election generally cannot be revoked, if a U.S. holder made a timely QEF election for the first taxable year it owned a Preferred Class A Share or Preferred Class A ADS and the Company is a PFIC, the QEF election ceases to apply in any later taxable year in which the Company does not satisfy the tests to be a PFIC. If that election is not made in that first taxable year, an election in a later year generally will require the payment of tax and interest, and in certain circumstances the election may cease to be available at a later date.

In lieu of a WEG election, a U.S. holder of stock in a PFIC that is considered marketable stock could elect to mark the stock to market annually, recognizing as ordinary income or loss each year an amount equal to the difference as of the close of the taxable year between the fair market value of the holder's PFIC stock and the adjusted basis in the PFIC stock. Losses would be allowed only to the extent of net mark-to-market gain previously included in income by the U.S. holder under the election for prior taxable years. If the mark-to-market election were made, then the rules set forth in the second preceding paragraph would not apply for periods covered by the election. In general, our stock will be marketable stock within the meaning of the Treasury regulations if its is traded, other than in de minimis quantities, on at least 15 days during each calendar quarter.

Information Reporting and Backup Withholding. A U.S. holder of a Preferred Class A Share or Preferred Class A ADS will generally be subject to information reporting to the U.S. Internal Revenue Service ("IRS") and to "backup withholding" with respect to dividends paid on or the proceeds of a sale or other disposition of a Preferred Class A Share or Preferred Class A ADS or paid within the United States, unless such holder (i) is a corporation or comes within certain other exempt categories, and demonstrates this fact when so required, or (ii) provides a correct taxpayer identification number, certifies that it is not subject to backup withholding, and otherwise complies with applicable requirements of the backup withholding rules. Any amount withheld under these rules will be creditable against the holder's U.S. federal income tax liability, and a U.S. holder may obtain a refund of any excess amounts withheld by filing the appropriate claim for refund with the IRS. While holders that are not U.S. holders generally are exempt from backup withholding and information reporting on payments made within the United States, a holder that is not a U.S. holder may be required to comply with applicable certification procedures to establish that it is not a U.S. person in order to avoid the application of U.S. information reporting requirements and backup withholding.


F. DIVIDENDS AND PAYING AGENTS

     Not applicable.

G. STATEMENT BY EXPERTS

     Not applicable.

H. DOCUMENTS ON DISPLAY

     Not applicable.

I. SUBSIDIARY INFORMATION

     Not applicable.



ITEM 11.  QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK


     The Company is exposed to market risk including, but not limited to, currency exchange rates (Brazilian reais and US dollars), changes in interest rates, inflation rates, and certain commodity prices. During 2001, currency exchange rate ranged 18,67%. On December 31, 2000 the US dollar exchange rate was 1,9554 per US$1.00 and on December 31, 2001 it was R$ 2,3204 per US$1.00. On March 31, the exchange rate was R$ 2,3236 per US $ 1.00.

     The improvement of economic conditions in Brazil during 2001 resulted in a increase of the interest rates until August and, after, a gradual decrease until December, with the short-term domestic CDI rate ("CDI") ranging from 16,21% p.a. on January 2001 to 20,98% p.a. on August and 18,02% p.a. on December 2001 (average of 17,29% p.a.), and long-term interest rates ("TJLP") ranging from 9,25% p.a. on January 2001 to 10,00% p.a. on December 2001, with an average of 9,50% p.a.

     Copene maintains a protection policy against the risk of Brazilian currency devaluation compared to the US dollar for its liabilities denominated in dollars, which are exposed to this risk. The policy is to maintain hedge over the principal and interest payments scheduled to fall due during the next 12 months: (a) the sum (determined on a consolidated basis) of at least 60% of the principal and interest in respect of all trade-related dollar or other foreign currency indexed to the indebtedness (excluding ACCs of up to six months and ACEs); and (2) at least 75% of the principal and interest in respect of all other dollar or other foreign currency indexed to the indebtedness. Therefore, on December 31, 2001, the Company had US$92.0 millioncontracted swap operations of US dollar plus spread for CDI rate (the Brazilian interbank certificate of deposit rate quoted by CETIP - Central de Custodia e de Liquidacao de Titulos) (the "CDI") or predefined rate. Additionally, the Company had US$75.3 million related to assets denominated in US dollars.

INTEREST RATE SENSITIVITY - PRINCIPAL (NOTIONAL) AMOUNT BY EXPECTED MATURITY - AVERAGE INTEREST (SWAP) RATE (in thousands of US dollars)


                                                             DECEMBER 31,
                                 -------------------------------------------------------------------------------------------
                                                                                                                    FAIR
                                                                                                                    VALUE
                                                                                                                   DECEMBER31,
                                   2002      2003      2004       2005      2006      2007      2008      TOTAL      2001
                                 --------- --------- ---------  --------- --------- ---------  -------- ---------- ---------

LIABILITIES:
LONG-TERM DEBT, INCLUDING         189,901   132,451   144,305    129,036   343,276   154,112       180  1,093,261  1,093,261
     CURRENT PORTION:
DENOMINATED IN US DOLLARS:        104,053   104,187   116,824    116,699    55,831   154,112       180    651,886   651,886

  FIXED RATE (EUROBONDS)             -            -         -          -         -   150,000         -    150,000   150,000
  Average interest rate              -            -         -          -         -     9.00%         -      9.00%

  VARIABLE RATE (PRE-EXPORT
    FINANCING)                     69,000    84,699   112,493    112,588    51,720      -            -    430,500   380,500

  Average interest rate,          LIBOR     LIBOR     LIBOR      LIBOR     LIBOR                          LIBOR
        Spread range is             +         +         +          +         +                              +
         2.10% to 4.85%          "spread"  "spread"  "spread"   "spread"  "spread"                       "spread"

  Average interest rate
     Considering LIBOR effective
     on December 31, 2000           5.79%     6.25%     5.68%      6.56%     6.54%                          6.15%

  FIXED RATE (PRE-EXPORT           23,980    15,000         -          -         -         -         -     38,980     38,980
   FINANCING)

  Average interest rate             9.78%     9.94%                                                         9.84%

VARIABLE RATE (IMPORT FINANCING)      220       220       220          -         -         -         -        660       660

  Average interest rate,          LIBOR     LIBOR     LIBOR
        Spread is 1.125%            +         +         +
                                 "spread"  "spread"  "spread"

  Average interest rate
     Considering LIBOR effective    5.19%     5.19%     5.19%                                               5.19%
     on December 31, 2000

  VARIABLE RATE (IMPORT
    FINANCING)                     5,681     3,750     3,750      3,750   3,750       3,750        -       24,431    24,431

  Average interest rate,          LIBOR     LIBOR     LIBOR      LIBOR     LIBOR     LIBOR                LIBOR
        Spread range is             +         +         +          +         +         +                    +
         2.19% to 7.00%          "spread"  "spread"  "spread"   "spread"  "spread"  "spread"             "spread"

  Average interest rate
     Considering LIBOR effective
     on December 31, 2000           9.29%    11.05%    11.05%     11.05%    11.05%    11.05%               10.65%

SHARES ACQUISITION FINANCING          615       518       361        361       361       362       180      2,758     2,758
  Average interest rate
                                    6.90%     6.90%     6.90%      6.90%     6.90%     6.90%     6.90%      6.90%

  INTEREST PROVISION                4,557     -         -          -         -          -          -        4,557     4,557



                                                             DECEMBER 31,
                                 -------------------------------------------------------------------------------------------
                                                                                                                    FAIR
                                                                                                                    VALUE
                                                                                                                   DECEMBER31,
                                   2002      2003      2004       2005      2006      2007      2008      TOTAL      2001
                                 --------- --------- ---------  --------- --------- ---------  -------- ---------- ---------

DENOMINATED IN BRAZILIAN REAIS:    85,848    28,264    27,481     12,337   287,445     -          -       441,375   441,375

  BNDES/FINAME                     17,280    23,962    23,179     12,180     9,195     -          -        85,796    85,796

  Average interest rate,           TJLP      TJLP      TJLP       TJLP      TJLP
     Spread range                   +         +         +          +         +
     is 2.00% to 5.00%           "spread"  "spread"  "spread"   "spread"  "spread"

  Average interest rate
     Spread                         4,24%     3.83%     3.83%      3.24%     3.50%                          3.82%

IGP-M FINANCING                     1,095     -         -          -        60,855     -          -        61,950    61,950

  Average interest rate,          IGP-M                                    IGP-M
     Spread range                   +                                        +
     is 4.50% to 13.25%          "spread"                                 "spread"

  Average interest rate
     Spread                         4.50%                                   13.25%                         13.15%

CDI FINANCING                      37,270     -         -          -       143,263     -          -       180,533   180,533

  Average interest rate,          Spread                                   Spread
     Spread range over CDI          x                                        x
     is 109.8% to 110.0%           CDI                                      CDI

  Average interest rate
     Spread                        109.8%                                   110.0%                        109.96%

  BNDES UM                          4,302     4,302     4,302        157     -         -          -        13,063    13,063

  Average interest rate,            UM        UM        UM         UM
     Spread is 5.00%                +         +         +          +
                                 "spread"  "spread"  "spread"   "spread"

  Average interest rate
     Spread                         5,00%     5.00%     5.00%      5.00%                                    5.00%

  BNDESPAR                          -         -         -          -        74,132     -          -        74,132    74,132

  Average interest rate,                                                    TJLP
     Spread is 4.00%                                                         +
                                                                          "spread"

  Average interest rate
     Spread                                                                  4.00%                          4.00%

  INTEREST PROVISION/OTHER         25,901     -         -          -         -          -         -        25,901    25,901

RELATED PARTIES                    62,580     -         -          -         -         -          -        62,580    62,580

GROSS DEBT                        252,481   132,451   144,305    129,036   343,276   154,112       180  1,155,841  1,155,841


                                                                        DECEMBER 31,
                                 -------------------------------------------------------------------------------------------
                                                                                                                    FAIR
                                                                                                                    VALUE
                                                                                                                   DECEMBER31,
                                   2002      2003      2004       2005      2006      2007      2008      TOTAL      2001
                                 --------- --------- ---------  --------- --------- ---------  -------- ---------- ---------

ASSETS:
DENOMINATED IN US DOLLARS:
    Time Deposits                  75,287     -         -          -         -         -          -        75,287    75,287

DENOMINATED IN REAIS:
    Cash and Banks                 19,185     -         -          -         -         -          -         3,725     3,725
    Temporary cash investments        176     -         -          -         -         -          -            19        19
    Notes and  marketable          55,676     -         -          -         -         -          -        66,191    66,191
     securities

NET DEBT                          102,157   132,451   144,305    129,036   343,276   154,112       180  1,005,517  1,005,517

DERIVATIVES
Notional Amount                    92,000     -         -          -         -         -          -        92,000    92,000

     See discussion of derivative instruments below (See note 17 to the "Consolidated Financial Statements").

FOREIGN CURRENCY EXCHANGE RATE RISK

     Copene uses the Brazilian Real as its functional currency. Its liabilities that are exposed to foreign currency exchange rate risk are denominated in US dollars. To partially offset its risk of devaluation of the Brazilian currency against the dollar, Copene maintains several derivative contracts.

     In addition, Copene has US dollar denominated cash equivalents and time deposits, which partially offset the effects of devaluation related to the US dollar debt to the extent of the dollar denominated cash and cash equivalent.

FOREIGN CURRENCY EXCHANGE RATE SENSITIVITY - PRINCIPAL (NOTIONAL) AMOUNT BY EXPECTED MATURITY (in thousands of US dollars)

                                                             DECEMBER 31,
                                 -------------------------------------------------------------------------------------------
                                                                                                                    FAIR
                                                                                                                    VALUE
                                                                                                                   DECEMBER31,
                                   2002      2003      2004       2005      2006      2007      2008      TOTAL      2001
                                 --------- --------- ---------  --------- --------- ---------  -------- ---------- ---------

LIABILITIES:
LONG-TERM DEBT, INCLUDING         189,901   132,451   144,305    129,036   343,276   154,112       180  1,093,261  1,093,261
     CURRENT PORTION:
DENOMINATED IN US DOLLARS:        104,053   104,187   116,824    116,699    55,831   154,112       180    651,886   651,886

  FIXED RATE (EUROBONDS)             -            -         -          -         -                   -    150,000   150,000
                                                                                     150,000
  Average interest rate             -             -         -          -         -                   -
                                                                                       9.00%                9.00%

  VARIABLE RATE (PRE-EXPORT
    FINANCING)                     69,000    84,699   112,493    112,588   51,720       -            -    430,500   380,500

  Average interest rate,          LIBOR     LIBOR     LIBOR      LIBOR     LIBOR                          LIBOR
        Spread range is             +         +         +          +         +                              +
         2.10% to 4.85%                                                                                  "spread"
                                 "spread"  "spread"  "spread"   "spread"  "spread"

  Average interest rate
     Considering LIBOR effective    5.79%     6.25%     5.68%      6.56%     6.54%                          6.15%
     on December 31, 2000

  FIXED RATE (PRE-EXPORT           23,980    15,000         -      -         -          -            -     38,980    38,980
    FINANCING)

  Average interest rate             9.78%     9.94%                                                         9.84%

VARIABLE RATE (IMPORT FINANCING)      220       220       220      -         -          -            -        660       660

  Average interest rate,          LIBOR     LIBOR     LIBOR
        Spread is 1.125%            +         +         +

                                 "spread"  "spread"  "spread"

  Average interest rate
     Considering LIBOR effective    5.19%     5.19%     5.19%                                               5.19%
     on December 31, 2000

  VARIABLE RATE (IMPORT             5,681     3,750     3,750      3,750   3,750       3,750         -     24,431    24,431
    FINANCING)

  Average interest rate,          LIBOR     LIBOR     LIBOR      LIBOR     LIBOR     LIBOR                LIBOR
        Spread range is             +         +         +          +         +         +                    +
         2.19% to 7.00%                                                                                  "spread"
                                 "spread"  "spread"  "spread"   "spread"  "spread"  "spread"

  Average interest rate
     Considering LIBOR effective    9.29%    11.05%    11.05%     11.05%   11.05%    11.05%              10.65%
     on December 31, 2000

SHARES ACQUISITION FINANCING          615       518       361        361       361       362       180      2,758     2,758
  Average interest rate             6.90%     6.90%     6.90%      6.90%     6.90%     6.90%     6.90%      6.90%

  INTEREST PROVISION                4,557     -         -          -         -          -            -        4,557   4,557


DENOMINATED IN BRAZILIAN REAIS:    85,848    28,264    27,481     12,337   287,445      -            -      441,375 441,375



                                                             DECEMBER 31,
                                 -------------------------------------------------------------------------------------------
                                                                                                                     FAIR
                                                                                                                     VALUE
                                                                                                                   DECEMBER31,
                                   2002      2003      2004       2005      2006      2007      2008      TOTAL      2001
                                 --------- --------- ---------  --------- --------- ---------  -------- ---------- ---------

  BNDES/FINAME                     17,280    23,962    23,179     12,180     9,195     -           -       85,796    85,796

  Average interest rate,           TJLP      TJLP      TJLP       TJLP      TJLP
     Spread range                   +         +         +          +         +
     is 2.00% to 5.00%           "spread"  "spread"  "spread"   "spread"  "spread"

  Average interest rate
     Spread                         4,24%     3.83%     3.83%      3.24%     3.50%                          3.82%

IGP-M FINANCING                     1,095     -         -          -        60,855     -           -       61,950    61,950

  Average interest rate,          IGP-M                                    IGP-M
     Spread range                   +                                        +
     is 4.50% to 13.25%          "spread"                                 "spread"

  Average interest rate
     Spread                         4.50%                                   13.25%                         13.15%

CDI FINANCING                      37,270     -         -          -       143,263     -           -      180,533   180,533

  Average interest rate,          Spread                                   Spread
     Spread range over CDI          x                                        x
     is 109.8% to 110.0%           CDI                                      CDI

  Average interest rate
     Spread                        109.8%                                   110.0%                        109.96%

  BNDES UM                          4,302     4,302     4,302        157     -         -           -       13,063    13,063

  Average interest rate,            UM        UM        UM         UM
     Spread is 5.00%                +         +         +          +
                                 "spread"  "spread"  "spread"   "spread"

  Average interest rate
     Spread                         5,00%     5.00%     5.00%      5.00%                                    5.00%

  BNDESPAR                          -         -         -          -        74,132     -           -       74,132    74,132

  Average interest rate,                                                    TJLP
     Spread is 4.00%                                                         +
                                                                          "spread"

  Average interest rate
     Spread                                                                  4.00%                          4.00%

  INTEREST PROVISION/OTHER         25,901     -         -          -         -          -          -      25,901    25,901

RELATED PARTIES                    62,580     -         -          -         -         -           -       62,580    62,580

GROSS DEBT                        252,481   132,451   144,305    129,036   343,276   154,112       180  1,155,841  1,155,841


                                                             DECEMBER 31,
                                 -------------------------------------------------------------------------------------------
                                                                                                                    FAIR
                                                                                                                    VALUE
                                                                                                                   DECEMBER31,
                                   2002      2003      2004       2005      2006      2007      2008      TOTAL      2001
                                 --------- --------- ---------  --------- --------- ---------  -------- ---------- ---------

ASSETS:
DENOMINATED IN US DOLLARS:
    Time Deposits                  75,287     -         -          -         -         -          -        75,287    75,287

DENOMINATED IN REAIS:
    Cash and Banks                 19,185     -         -          -         -         -          -         3,725     3,725
    Temporary cash investments        176     -         -          -         -         -          -            19        19
    Notes and marketable
securities                         55,676     -         -          -         -         -          -        66,191    66,191

NET DEBT                          102,157   132,451   144,305    129,036   343,276   154,112       180  1,005,517  1,005,517

DERIVATIVES
Notional Amount                    92,000     -         -          -         -         -          -        92,000    92,000



     The Company's policy is to maintain hedge over the principal and interests payments scheduled to fall due during next 12 months: (a) the sum (determined on a consolidated basis) at least 60% of the principal and interest in respect of all trade-related Dollar or other foreign currency indexed to the Indebtedness (excluding ACCs of up to six months and ACEs); and (2) at least 75% of the principal and interest in respect of all other Dollar or other foreign currency indexed to the Indebtedness. Therefore, on December 31, 2001, the Company had US$92.0 million contracted swap operations of US dollar plus spread for CDI rate (the Brazilian interbank certificate of deposit rate quoted by CETIP - Central de Custodia e de Liquidacao de Titulos) (the "CDI") or pre-defined rate. Additionally, the Company had US$75.3 million related to assets denominated in US dollars.

     Swap operations are set considering pre-defined amounts and due dates between the Company and the bank without cash disbursement. Considering the defined amount, two variation curves are done: (a) the first one considers the variation of the CDI or a pre defined rate for the whole period of the contract;
(b) the second considers US dollar variation over Real plus a fixed spread for the whole period of the contract. If the amount calculated in (a) at the end of the period is greater than the amount calculated in (b), Copene must pay the bank(s) the difference in the two calculations. If the amount calculated in (b) is greater than the amount calculated in (a), the bank(s) must pay Copene the difference. In December 31, 2001, the Company recognized unrealized net loss in swap operations in the amount of US$4.5 million.

     The CDI rate was 16.20% p.a. in January 2001, 18.07% p.a. in December 2001, making an average of 17.05% p.a. through 2001. Exchange US dollar variation against the Real during 2001 was 18.67%.


COMMODITY PRICES

     Copene does not hedge its exposure to changes in the prices of its principal raw material (naphtha) the price of which has usually been referenced to US dollars. Management believes that it can pass on the changes in the price of naphtha to its customers almost immediately.

     The discussion about Copene's risk management activities and the estimated amounts generated from the value-at-risk and sensitivity analyses are "forward looking statements" that involve risks and uncertainties. Actual results could differ materially from those projected due to actual developments in the global financial markets. The methods used by Copene to analyze risks discussed above should not be considered projections of future events or losses. Copene also faces risks that are either nonfinancial or nonquantifiable. Such risks principally include country risk, and legal risk, and are not represented in the above analyses.

ITEM 12. DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

     Not applicable.


                                     PART II

ITEM 13. DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

     Not applicable.


ITEM 14. MATERIAL MODIFICATION TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

      Not applicable.


ITEM 15.  [RESERVED]

     Not applicable.


ITEM 16.  [RESERVED]

     Not applicable.

                                    PART III

ITEM 17.  FINANCIAL STATEMENTS

     The Company has responded to Item 18 in lieu of responding to this item.


ITEM 18. FINANCIAL STATEMENTS

     Reference is made to Item 19 for a list of all financial statements filed as part of this Registration Statement.


ITEM 19. EXHIBITS

(a)  1.  Financial Statements

Report of Independent Public Accountants....................................F-1

Consolidated Balance Sheets as of December 31, 2001 and 2000................F-2

Consolidated Statements of Operations for the years ended
  December 31, 2001, 2000 and 1999..........................................F-4

Consolidated Statements of Changes in Shareholders' Equity
  for the years ended December 31, 2001, 2000 and 1999......................F-6

Consolidated Statements of Cash Flows for the years ended
  December 31, 2001, 2000 and 1999..........................................F-8

Notes to the Consolidated Financial Statements.............................F-10


(b)  2.  List of Exhibits


10. (a)    Conventions, Conversion Equivalents and Certain Petrochemical Terms

                                                                 EXHIBIT 10. (a)
                                                                 ---------------


EXHIBIT 10. (A) CONVENTIONS, CONVERSION EQUIVALENTS AND CERTAIN PETROCHEMICAL TERMS

   CONVENTIONS

     1. Unless otherwise specified metric units have been used.

     2. Any discrepancies in tables between totals and sums of the amounts listed are due to rounding.

   CONVERSION EQUIVALENTS OF CERTAIN WEIGHTS AND MEASURES

                    1 cubic meter  =    35.3 cubic feet
                    1 kilogram     =    32.15 troy ounces
                                   =    2.2046 pounds
                    1 (metric) ton =    1,000 kilograms
                                   =    2,204.62 pounds
                    1 kilometer    =    0.6214 miles
                    1 hectare      =    2.47 acres

   GLOSSARY OF CERTAIN PETROCHEMICAL TERMS

     "Acrylonitrile" is an intermediate chemical product used in the production of acrylic fibres, nitrylic rubber, ABS and SAN resins and acrylic paint.

     "Aromatics" is a major group of organic chemical compounds, which are hydrocarbons containing one or more benzene rings, typified by benzene, derived chiefly from petroleum and coal tar, and used to make a broad range of downstream chemical products.

     "Basic petrochemicals" are the petrochemicals produced by crackers or first generation companies, such as ethylene, propylene, butadiene, benzene, toluene, xylenes and others.

     "Benzene" is an aromatic used to make phenol, chlorobenzene, styrene and other chemicals.

     "Butadien" is a basic organic chemical used to make polybutadiene, styrene-butadiene and neoprene rubbers, chlorobenzene and other chemicals.

     "Butylene" is a feedstock used in the production of LLDPE and copolymers.

     "Capacity" means the annual output capacity of a given facility or, where appropriate, the annual throughput capacity, calculated by estimating the number of days in a year that such facility is expected to operate, deducting downtime for regular maintenance, and multiplying that number by an amount equal to the facility's optimal daily output or throughput, as the case may be.

     "Caprolactam" is an intermediate chemical product used in the production of nylon 6.

     "Crackers" are Brazil's three first generation companies that transform or "crack" naphtha and gas oil into basic petrochemicals, such as ethylene and propylene.

     "De-bottlenecking" the making of technical and operational improvements in order to maximize the output and performance of a facility within the existing limits of such facility.

     "DMT" means dimethyl terephtalate and is an intermediate chemical product used in the production of fibres or polyester resins.

     "EDC" is an intermediate chemical product used in the production of PVC.

     "EPT" means equivalent petroleum tons.

     "Ethylene" is a basic organic chemical product used in the production of PVC.

     "Feedstock" are the major raw materials of a petrochemical plant.

     "First generation company" is a petrochemical cracker.

     "First generation petrochemicals" - See "Basic petrochemicals."

     "Gasoil or Gas oil" is an intermediate distillate product used as diesel fuel, heating fuel and, sometimes, as feedstock.

     "HDPE" means high density polyethylene.

     "Isoprene" is a hydrocarbon compound with two unsaturated bounds and mainly used as a starting material for the manufacture of SIS.

     "LAB" means Linear Alquil Benzene and is a feedstock used in the production of biodegradable detergents.

     "LDPE" means low density polyethylene.

     "LLDPE" means linear low density polyethylene.

     "LPG" means liquefied petroleum gas.

     "MTBE" means methyl tertiary butyl ether and is an additive used to improve gasoline performance.

     "Naphtha" is a by-product of crude oil refining which is used by the crackers as a feedstock.

     "Olefin" is a hydrocarbon such as ethylene or propylene, without rings and with a double bond connection between two carbon atoms.

     "Ortho-xylene" is a feedstock used in the production of fibers and polyester resins.

     "Oxidation" is a chemical reaction in which a substance is combined with oxygen.

     "Para-xylene" a feedstock used in the production of fibers and polyester resins.

     "PET" means polyester terephtalate.

     "Polybutadiene" is a polymer derived from the polymerization of butadiene and used to make synthetic rubber.

     "Polyethylene" is a polymer derived from polymerization of ethylene and used to make various plastics such as film and sheet, piping and containers.

     "Polymer" is a chemical compound or mixture of compounds formed by polymerization and consisting essentially of repeating structural units (monomers).

     "Polymerization" is a chemical reaction in which two or more molecules combine to form larger molecules that contain repeating structural units (monomers).

     "Polypropylene (PP)" is a polymer derived from the polymerization of propylene and used to make various plastics such as film and sheet, piping and containers.

     "Polystyrene (PS)" is a thermoplastic resin used mainly to produce disposable containers.

     "Propylene" is a basic organic chemical, mainly derived from thermal cracking of naphtha or from catalytic cracking of crude oil in refineries, and used to make polypropylene and many organic chemical intermediaries such as propylene oxide, cumene and alcohols.

     "PTA" means purified terephtalic acid.

     "PVC" means polyvinylchloride, a polymer derived from thermal cracking of naphtha or from catalytic cracking of crude oil in refineries, and used to make polypropylene and many organic chemical intermediaries such as propylene oxide, cumene and alcohols.

     "Resin" is a synthetic polymer such as polyethylene, polypropylene or PVC made from a chemical reaction. The synthetic resin is the polymer itself, while the "plastic" is the polymer plus additives such as colourants or plasticiser.

     "Second generation company" is a producer of intermediate products.

     "Second generation petrochemicals" are the intermediate products generated by the second generation companies, such as resins and fibers.

     "SM" means styrene monomer.

     "Styrene" is an intermediate product used in the production of polystyrene.

     "SIS" means styrene-isoprene-styrene.

     "TDI" means toluenediisocianate and is a feedstock used in the production of rigid and flexible foam.

     "Third generation company" is a producer that transforms resins and other intermediate products into end products.

     "Third generation petrochemicals" are the end products of the petrochemical chain such as film, pipes and containers.

     "Toluene" is a liquid aromatic hydrocarbon.

     "VCM" means vinylchloride monomer.

                                   SIGNATURES

     The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report to be signed on its behalf.


                            COPENE - PETROQUIMICA DO NORDESTE S.A.



                                 By:       /s/  Ruy Lemos Sampaio
                                     --------------------------------------
                                         Name:  Ruy Lemos Sampaio
                                         Title: Chief Financial Officer






     Date: July 15, 2002

                    COPENE - PETROQUIMICA DO NORDESTE S.A.
                    AND SUBSIDIARIES

                    Consolidated Financial Statements for the Years Ended December 31, 2001, 2000 and 1999 And
                    Independent Certified Public Accountants' Report

INDEPENDENT AUDITORS' REPORT

To the shareholders of Copene - Petroquimica do Nordeste S.A.:


1. We have audited the accompanying consolidated balance sheets of Copene - Petroquimica do Nordeste S.A. and Subsidiaries as of December 31, 2001 and 2000, and the related consolidated statements of operations, changes in shareholders' equity and cash flows for each of the three years in the period ended December 31, 2001. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

2. We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

3. In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of Copene - Petroquimica do Nordeste S.A. and Subsidiaries as of December 31, 2001 and 2000, and the consolidated results of their operations and their cash flows for each of the three years in the period ended December 31, 2001 in conformity with accounting principles generally accepted in the United States of America.

4. As mentioned in note 22, the Company is discussing the unconstitutionality of the Social Contribution Tax on profits with Federal Tax Authorities at the Brazilian Supreme Court.


Salvador,Brazil
June 3, 2002.

             COPENE - PETROQUIMICA DO NORDESTE S.A. AND SUBSIDIARIES

          CONSOLIDATED BALANCE SHEETS AS OF DECEMBER 31, 2001 AND 2000

                    (Expressed in thousands of U.S. dollars)

                                   A S S E T S
                                   -----------

                                                   Note          2001            2000
                                                ---------     ---------       ---------
CURRENT ASSETS:
     Cash and cash equivalents                                   94,648        18,474
     Time deposits                                  6            27,543       159,260
     Trade accounts receivable-
        Related parties                           7/24           43,062        76,832
        Other                                       7            65,144        40,603
     Notes receivable-
         Related parties                          8/24            5,573         9,273
         Other                                      8                 -         7,046
     Inventories                                    9           124,719        85,934
     Prepaid pension costs                         23             5,994        26,857
     Recoverable Taxes                             15            55,697           -
     Other                                                       11,416        12,059
                                                             ----------     ---------
          Total current assets                                  433,796       436,338
                                                             ----------     ---------
INVESTMENTS:
   Affiliated companies                            10           148,019        78,472
   Other                                           11            22,995        24,244
                                                             ----------     ---------
          Total investments                                     171,014       102,716
                                                             ----------     ---------
PROPERTY, PLANT AND EQUIPMENT, NET                 14         1,094,486       989,913
                                                             ----------     ---------
DEFERRED CHARGES, NET                                            35,002        19,301
                                                             ----------     ---------
GOODWILL                                                        486,149         5,044
                                                             ----------     ---------
OTHER NON-CURRENT ASSETS:
     Time deposits                                  6            28,133       180,857
     Notes receivable-
         Related parties                          8/24           38,785        50,895
     Recoverable taxes                             15            63,133        71,947
     Loans-related parties                         24            20,854        20,577
     Escrow deposits                               16             7,330         5,774
     Deferred income taxes                          5            41,444        29,884
     Other                                                        8,697         2,193
                                                             ----------     ---------
          Total other assets                                    208,376       362,127
                                                             ----------     ---------
          Total assets                                        2,428,823     1,915,439
                                                             ===========    =========


                   The accompanying notes are an integral part of these consolidated financial statements.


             COPENE - PETROQUIMICA DO NORDESTE S.A. AND SUBSIDIARIES

          CONSOLIDATED BALANCE SHEETS AS OF DECEMBER 31, 2001 AND 2000

                    (Expressed in thousands of U.S. dollars)

                      LIABILITIES AND SHAREHOLDERS' EQUITY
                      ------------------------------------

                                                                         Note        2001           2000
                                                                       ---------   ---------      ---------
CURRENT LIABILITIES:
     Current portion of long-term debt                                    17         159,496        177,807
     Loans-related parties                                               12/24        62,580              -
     Accrued finance charges                                                          30,404          4,150
     Suppliers-
         Related parties                                                  24          44,221         18,745
         Other                                                                        31,160         22,339
     Payroll and other taxes                                                          50,620         17,705
     Other                                                                            13,214         11,176
                                                                                  ----------      ---------
          Total current liabilities                                                  391,695        251,922
                                                                                  ----------      ---------
LONG-TERM LIABILITIES:
     Loans-related parties                                                24          16,522         22,457
     Long-term debt                                                       17         699,243        439,853
     Debentures                                                           18         204,118              -
     Deferred income taxes                                                 5          24,710         14,952
     Other                                                                               741            319
                                                                                  ----------      ---------
          Total long-term liabilities                                                945,334        477,581
                                                                                  ----------      ---------
MINORITY INTERESTS                                                                   132,579         14,260
                                                                                  ----------      ---------
COMMITMENTS AND CONTINGENCIES                                             22

SHAREHOLDERS' EQUITY:                                                     21
     Share capital-
         Preferred shares, without par value, 1,491,031 thousand
         shares authorized, 1,145,723 thousand issued and
         1,091,103 thousand outstanding                                              184,171        184,171

         Common shares, without par value, 1,194,959 thousand
         shares authorized, 646,693 thousand issued and
         outstanding                                                                  80,465         80,465
     Treasury shares                                                                 (15,412)       (15,412)
     Appropriated retained earnings                                                   42,098         49,956
     Unappropriated retained earnings                                              1,525,991      1,568,313
     Accumulated other comprehensive income (loss)-
         Cumulative translation adjustments                                         (858,098)      (695,817)
                                                                                  ----------      ---------
          Total shareholders' equity                                                 959,215      1,171,676
                                                                                  ----------      ---------
          Total liabilities and shareholders' equity                               2,428,823      1,915,439
                                                                                  ==========      =========

                   The accompanying notes are an integral part of these consolidated financial statements.

                                                                          1 of 2


             COPENE - PETROQUIMICA DO NORDESTE S.A. AND SUBSIDIARIES

                      CONSOLIDATED STATEMENTS OF OPERATIONS

              FOR THE YEARS ENDED DECEMBER 31, 2001, 2000 AND 1999

       (Expressed in thousands of U.S. dollars, except per-share amounts)
       ------------------------------------------------------------------


                                                                            Note        2001           2000         1999
                                                                          --------  -----------   -----------   -----------

REVENUES                                                                       25     1,771,319     1,886,165     1,194,275
COST OF SALES AND SERVICES                                                     25    (1,187,592)   (1,252,357)     (718,969)
                                                                                    -----------   -----------     ---------

GROSS PROFIT                                                                            583,727       633,808       475,306
                                                                                    -----------   -----------     ---------

OPERATING EXPENSES:
     Taxes on revenues                                                                 (389,269)     (331,065)     (182,803)
     Selling expenses                                                                   (28,138)      (24,031)      (26,081)
     General and administrative expenses                                                (28,720)      (36,701)      (27,514)
     Depreciation                                                                        (3,221)       (6,017)       (3,297)
     Settlement of VAT claims                                                  22            --       (14,325)           --
     Other, net                                                                          (1,707)        4,039           705
                                                                                    -----------   -----------     ---------
          Total                                                                        (451,055)     (408,100)     (238,990)
                                                                                    -----------   -----------     ---------
OPERATING INCOME                                                                        132,672       225,708       236,316
                                                                                    -----------   -----------     ---------
NON-OPERATING INCOME (EXPENSES):
     Financial income                                                                    76,502        94,869       102,171
     Financial expenses                                                                (234,938)     (134,000)     (220,169)

     Other non-operating expenses, net                                                   (4,151)       (2,494)       (9,666)
                                                                                    -----------   -----------     ---------
          Total                                                                        (162,587)      (41,625)     (127,664)
                                                                                    -----------   -----------     ---------
INCOME (LOSS) BEFORE INCOME TAX AND SOCIAL CONTRIBUTION,
    MINORITY INTERESTS, INCOME FROM DISCONTINUED
    OPERATIONS AND EQUITY IN EARNINGS (LOSSES) OF AFFILIATES                            (29,915)      184,083       108,652
                                                                                    -----------   -----------     ---------
INCOME TAX AND SOCIAL CONTRIBUTION (EXPENSE) BENEFIT:                           5
    Current                                                                              (1,839)         (303)       (1,292)
    Deferred                                                                             16,077        (2,634)       (3,081)
                                                                                    -----------   -----------     ---------
                                                                                         14,238        (2,937)       (4,373)
                                                                                    -----------   -----------     ---------
INCOME (LOSS) BEFORE MINORITY INTERESTS, INCOME FROM
    DISCONTINUED OPERATIONS AND EQUITY IN EARNINGS
    (LOSSES) OF AFFILIATES AND CHANGE IN ACCOUNTING PRINCIPLE                           (15,677)      181,146       104,279
                                                                                    -----------   -----------     ---------
EQUITY IN EARNINGS OF AFFILIATES                                               10         4,095         6,889           609

MINORITY INTERESTS                                                                       (1,265)           15          (976)
                                                                                    -----------   -----------     ---------
INCOME (LOSS) BEFORE INCOME FROM DISCONTINUED OPERATIONS
    AND CHANGE IN ACCOUNTING PRINCIPLE                                                  (12,847)      188,050       103,912

INCOME FROM DISCONTINUED OPERATIONS:                                           13
    Equity in discontinued operations                                                        --            --         3,350
    Result from sale of assets                                                               --            --        11,557
                                                                                    -----------   -----------     ---------
                                                                                             --            --        14,907
                                                                                    -----------   -----------     ---------
INCOME (LOSS) BEFORE CHANGE IN ACCOUNTING PRINCIPLE                                     (12,847)      188,050       118,819

Cumulative effect of a change in accounting principle, net of income
tax effect                                                                     20         1,767            --            --
                                                                                    -----------   -----------     ---------
NET INCOME (LOSS)                                                                       (11,080)      188,050       118,819
                                                                                    ===========   ===========     =========


                                                                          2 of 2



                                                                            Note        2001           2000         1999
                                                                          --------  -----------   -----------   -----------


INCOME (LOSS) APPLICABLE TO COMMON SHARES                                      26       (11,080)       68,617        43,051
                                                                                    ===========   ===========     =========
INCOME APPLICABLE TO PREFERRED CLASS A SHARES                                  26             -       119,189        75,510
                                                                                    ===========   ===========     =========
INCOME APPLICABLE TO PREFERRED CLASS B SHARES                                  26             -           242           258
                                                                                    ===========   ===========     =========
BASIC AND DILUTED EARNINGS (LOSSES) PER THOUSAND                               26

    COMMON SHARES:

INCOME (LOSS) BEFORE INCOME FROM DISCONTINUED OPERATIONS
    AND CHANGE IN ACCOUNTING PRINCIPLE                                                   (19.86)       106.10         43.52

INCOME FROM DISCONTINUED OPERATIONS                                                           -             -         23.05

CUMULATIVE EFFECT OF A CHANGE IN ACCOUNTING PRINCIPLE                                      2.73             -             -
                                                                                    -----------   -----------     ---------
EARNINGS (LOSSES) PER THOUSAND COMMON SHARES                                   26        (17.13)       106.10         66.57
                                                                                    ===========   ===========     =========
WEIGHTED-AVERAGE NUMBER OF COMMON SHARES
     OUTSTANDING (THOUSANDS)                                                   26       646,693       646,693       646,693
                                                                                    ===========   ===========     =========


                   The accompanying notes are an integral part of these consolidated financial statements.


                                                                          1 of 2



                                       COPENE - PETROQUIMICA DO NORDESTE S.A. AND SUBSIDIARIES

                                     CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY

                                        FOR THE YEARS ENDED DECEMBER 31, 2001, 2000 AND 1999

                       (Expressed in thousands of U.S.dollars and thousand shares, except per-shares amounts)
                       --------------------------------------------------------------------------------------


                                                                        2001                     2000              1999
                                                              ------------------------ --------------------  --------------------
                                                                 Shares       US$     Shares       US$        Shares       US$
                                                              -----------  -------- ------------ ----------  ----------  --------

Share capital-
     Preferred - Class A-
         Balance, January 1                                   1,134,265    166,962   1,134,265    166,898   1,134,265    166,898
         Shares held in treasury                                   --         --          --           64        --         --
                                                              ---------    -------   ---------    -------   ---------    -------
         Balance, December 31                                 1,134,265    166,962   1,134,265    166,962   1,134,265    166,898
                                                              ---------    -------   ---------    -------   ---------    -------

     Preferred - Class B-
         Balance, January 1                                      11,458     17,209      11,458     17,209      11,458     17,209
                                                              ---------    -------   ---------    -------   ---------    -------
         Balance, December 31                                    11,458     17,209      11,458     17,209      11,458     17,209
                                                              ---------    -------   ---------    -------   ---------    -------
     Common - balance, January 1 and December 31                646,693     80,465     646,693     80,465     646,693     80,465

          Total balance, December 31                          1,792,416    264,636   1,792,416    264,636   1,792,416    264,572
                                                              ---------    -------   ---------    -------   ---------    -------
Appropriated retained earnings - legal reserve-
    Balance, January 1                                             --       49,956        --       48,241        --       69,875
    Transfer from unappropriated retained earnings                 --       (7,858)       --        1,715        --      (21,634)
                                                              ---------    -------   ---------    -------   ---------    -------
    Balance, December 31                                           --       42,098        --       49,956        --       48,241
                                                              ---------    -------   ---------    -------   ---------    -------
Unappropriated retained earnings-
    Balance, January 1                                             --    1,568,313        --    1,446,549        --    1,345,135
    Net income (loss)                                              --      (11,080)       --      188,050        --      118,819
    Dividends (per thousand shares)-
       Preferred Class A
         (2001 - US$23.33; 2000 - US$37.31; 1999 - US$22.56)       --      (25,184)       --      (40,241)       --      (24,335)
       Preferred Class B
         (2001 - US$9.20; 2000 - US$28.30; 1999 - US$22.56)        --         (105)       --         (325)       --         (258)
       Common shares
         (2001 - US$21.45; 2000 - US$37.30; 1999 - US$22.56)       --      (13,870)       --      (24,109)       --      (14,589)

Transfer to appropriated retained earnings                         --        7,858        --       (1,715)       --       21,634
Reversal of dividends from previous years                          --           59        --          104        --          143
                                                              ---------    -------   ---------    -------   ---------    -------
    Balance, December 31                                           --    1,525,991        --    1,568,313        --    1,446,549
                                                              ---------  ---------   ---------  ---------   ---------  ---------


                                                                          2 of 2


                                                                        2001                     2000              1999
                                                              ------------------------ -----------------------  --------------------
                                                                 Shares       US$         Shares       US$        Shares       US$
                                                              -----------  --------    ------------ ----------  ----------  --------


Accumulated other comprehensive income (loss) - cumulative
     translation adjustment-
       Balance, January 1                                        --       (695,817)         --       (582,889)       --    (108,592)
       Translation adjustment                                    --       (162,281)         --       (112,928)       --    (474,297)
                                                                                                                          ----------
       Balance, December 31                                      --       (858,098)         --       (695,817)       --    (582,889)
                                                                                                                          ----------
Preferred class A Treasury shares acquired-
    Balance, January 1                                        (54,620)     (15,412)      (55,520)     (15,665)    (55,520)  (15,665)
    (Acquisition) Disposal                                       --           --             900          253        --          --
                                                                                                                            --------
    Balance, December 31                                      (54,620)     (15,412)      (54,620)     (15,412)    (55,520)  (15,665)
                                                                                                                           ---------
          Total                                             1,737,796      959,215     1,737,796    1,171,676   1,736,896  1,160,808
                                                            ==========    ========    ==========   ==========  ==========  =========


                       The accompanying notes are an integral part of these consolidated financial statements.


                                                                          1 of 2


                                       COPENE - PETROQUIMICA DO NORDESTE S.A. AND SUBSIDIARIES

                                                CONSOLIDATED STATEMENTS OF CASH FLOWS

                                        FOR THE YEARS ENDED DECEMBER 31, 2001, 2000 AND 1999

                                              (Expressed in thousands of U.S. dollars)
                                              ----------------------------------------


                                                                                       2001       2000      1999
                                                                                     --------   -------   --------

CASH FLOWS FROM OPERATING ACTIVITIES:
     Net income (loss)-                                                               (11,080)  188,050   118,819
         Adjustments to reconcile net income (loss) to cash provided by operating activities-
             Non-cash items-
                 Depreciation                                                          42,872    51,596    44,768
                 Amortization of deferred charges and goodwill                          9,371     9,933    16,895
                 Deferred income taxes                                                (16,077)    2,634     3,081
                 Equity in earnings (losses) of affiliates                             (4,095)   (6,889)     (609)
                 Equity in discontinued operations                                       --        --      (3,350)
                 (Gain) loss on disposal of investments                                 1,983      (379)   (4,078)
                 Minority interests                                                     1,265       (15)      976
                 Exchange and monetary variation on long-term assets and liabilities   57,204   (28,834)   94,083
                 Other                                                                   (210)      368        24
             Decrease (increase) in assets-
                 Trade accounts receivable                                             36,933   (27,240)  (41,385)
                 Inventories                                                           (5,591)  (20,059)  (21,326)
                 Recoverable taxes                                                    (39,895)   (5,979)   (3,270)
                 Escrow deposits                                                       (1,576)   11,351      (154)
                 Advances for capital increase                                           --        (397)      112
                 Prepaid pension costs                                                 16,639    (1,911)   (1,090)
                 Dividends received                                                     3,203      --        --
                 Deferred charges                                                     (23,181)   (9,204)   (6,337)
                 Other                                                                 (9,041)   (7,490)   (3,494)
              Increase (decrease) in liabilities-
                 Suppliers                                                             36,823    (5,022)   22,078
                 Accrued finance charges                                                2,359    11,785      (919)
                 Payroll and other taxes                                                 --         135     7,810
                 Other                                                                   (775)    4,175     2,831
                                                                                     --------   -------   --------

NET CASH PROVIDED BY OPERATING ACTIVITIES                                              97,131   166,608   225,465
                                                                                     --------   -------   --------
CASH FLOWS FROM INVESTING ACTIVITIES:
     Time deposits                                                                    310,640   (25,996)
     Capital expenditures                                                            (720,860)  (58,426)  (23,986)
     Proceeds from sale of investments                                                 19,663    18,230    21,305
     Effect of the acquisitions and mergers on cash and cash equivalents               93,032      --       5,625
     Other                                                                               (156)      301      (363)
                                                                                     --------   -------   --------
NET CASH USED IN INVESTING ACTIVITIES                                                (297,681)  (65,891)  (137,820)
                                                                                     --------   -------   --------
CASH FLOWS FROM FINANCING ACTIVITIES:
     Short-term financing-
          Issuances                                                                   516,543    53,816    48,412
          Repayments                                                                 (132,397)  (51,267)  (48,270)
     Long-term debt-
         Issuances                                                                    503,861   103,381    91,323
         Repayments                                                                  (593,952) (168,874)
     Dividends paid                                                                   (39,928)  (65,790)  (40,130)
     Proceeds from (Payments of) swap contracts                                        17,688   (21,428)   72,612
     Treasury shares sold (purchased)                                                    --         317      --
                                                                                     --------   -------   --------
NET CASH PROVIDED BY (USED IN) FINANCING ACTIVITIES                                   271,815  (149,845)  (55,104)
                                                                                     --------   -------   --------

                                                                          2 OF 2


                                                                                       2001       2000      1999
                                                                                     --------   -------   --------

EFFECTS OF EXCHANGE RATE CHANGES ON CASH AND CASH EQUIVALENTS                           4,909    (3,308)   (3,664)
                                                                                     --------   -------   --------
INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS                                       76,174   (52,436)   28,877

CASH AND CASH EQUIVALENTS, BEGINNING OF YEAR                                           18,474    70,910    42,033
                                                                                     --------   -------   --------
CASH AND CASH EQUIVALENTS, END OF YEAR                                                 94,648    18,474    70,910
                                                                                     ========  ========  ========
SUPPLEMENTARY CASH FLOW INFORMATION:
     Interest paid                                                                    102,889    66,132    71,598
                                                                                     ========  ========  ========
     Income taxes paid                                                                   --        --       1,004
                                                                                     ========  ========  ========


                                             The accompanying notes are an integral part
                                             of these consolidated financial statements.


             COPENE - PETROQUIMICA DO NORDESTE S.A. AND SUBSIDIARIES

               NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS FOR

                THE YEARS ENDED DECEMBER 31, 2001, 2000 AND 1999

      (Amounts stated in thousands of U.S. dollars, unless otherwise noted)
      ---------------------------------------------------------------------


1. THE COMPANY AND ITS OPERATIONS

Copene - Petroquimica do Nordeste S.A. (the "Company") is a corporation organized under the laws of the Federative Republic of Brazil and has its shares traded on the Sao Paulo and other stock exchanges, mainly New York.

The Company's principal activity consists of the manufacture of basic petrochemical products such as ethylene, propylene, benzene, para-xylene, butadiene and others, the manufacture of fuel such as automotive gasoline and the production of utility products such as steam, demineralized water, compressed air and electric energy for its own consumption and for sale to companies operating in the Camacari Petrochemical Complex in Bahia, Brazil.

The Company's voting capital, common shares, is owned by Nordeste Quimica S.A. - Norquisa ("Norquisa") (58.41%), Pension Funds (20.17%), Petrobras Quimica S.A. - Petroquisa (15.40%), Odebrecht Quimica S.A. (1.66%) and other investors (4.36%).

The Mariani and the Odebrecht Groups, through Nova Camacari Participacoes S.A. ("Nova Camacari"), were the winners of the auction of the so-called Economico S.A. Empreendimentos ("ESAE") Assets, held in the city of Sao Paulo on July 25, 2001. As a result, the Mariani and the Odebrecht Groups acquired control of Norquisa, which, in turn, controls the Company.

Additionally, the Company has acquired 100% share participation in CONEPAR - Companhia Nordeste de Participacoes ("Conepar"), which has 42.64% share participation in POLIALDEN - Petroquimica S.A. ("Polialden"), and 30.99% share participation in POLITENO - Industria e Comercio S.A. ("Politeno"). For further details, see Note 12.

Polialden's main objective is to produce and sale high-density polyethylene
(PEAD) while Politeno manufactures and sells low density polyethylene (PEBD), polyethylene of straight-line density (PEBDL) and polyethylene of high density
(PEAD). These companies are part of the second generation companies of the Camacari Petrochemical Complex.

2. PRESENTATION OF CONSOLIDATED FINANCIAL STATEMENTS


     a. Basis of Presentation


The consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America (U.S.
GAAP). The preparation of these financial statements requires that management uses estimates; actual results may differ from such estimates.

Shareholders' equity and net income reported in these financial statements differ from those reported in the statutory accounting records due to: (1) adjustments made to reflect the requirements of U.S. GAAP and (2) differences between the rates of devaluation of the Brazilian real (R$) against the United States dollar up to December 31, 1997 and the indexes mandated for indexation of statutory financial statements in Brazil up to December 31, 1995, at which date such indexation was terminated by law.

Copene's official accounting records are maintained in Brazilian reais (R$), based on practices prescribed by Brazilian corporate law, which are valid for all legal purposes. As a result, financial statements based on such accounting records continue to serve as the basis for determining income taxes and shareholders' rights, such as the computation of cash dividends and distributions of share dividends.


     b. Translation into U.S. Dollars


The Company conducts the majority of its business in Brazilian reais and has selected the United States dollar as its reporting currency for purposes of these financial statements.


        Through December 31, 1997


The U.S. dollar amounts for the periods presented up to December 31, 1997 were remeasured from Brazilian real amounts in accordance with the requirements of Statement of Financial Accounting Standards (SFAS) no. 52, "Foreign Currency Translation" applicable to companies operating in highly inflationary economies as follows:

      1. Inventories, property, plant and equipment, accumulated depreciation and investments, accounted for at cost, and capital stock were remeasured at historical rates of exchange.

      2. The remaining assets and liabilities denominated in Brazilian reais were remeasured at the year-end exchange rates reported by the Central Bank of Brazil (R$1.1164 at December 31, 1997).

      3. Accounts in the Consolidated Statements of Operations were translated at the average exchange rate for the month of the charge or credit to income, except for those accounts relating to assets remeasured at historical rates, which were calculated based on the historical U.S. dollar cost of those assets.

      4. Gains and losses resulting from the remeasurement of the financial statements were included in income for the year.

      5. Assets and liabilities denominated in foreign currencies other than U.S. dollars were translated to U.S. dollars at the exchange rates prevailing at each balance sheet date, and resulting gains and losses were included in income for the year as foreign currency transaction gains or losses.

        From January 1, 1998


As from January 1, 1998, the Brazilian economy ceased to be considered highly inflationary and the Company changed its functional currency from the reporting currency (U.S. dollars) to the local currency (Brazilian reais). Accordingly, at January 1, 1998 the Company translated the U.S. dollars amounts of nonmonetary assets and liabilities into reais at the current exchange rate (R$1.1164 to US$1.00), and those amounts became the new accounting basis for such assets and liabilities.

Pursuant to "Statement of Financial Accounting Standards no. 109 - Accounting for Income Taxes" (SFAS no.109), deferred taxes associated with the differences between the new functional currency bases and the tax bases were reflected as a deferred tax asset, and recorded as Cumulative Translation Adjustments, a component of the caption "accumulated other comprehensive income (loss)" in shareholders' equity, in the amount of US$1,117 at January 1, 1998.

At each period end after January 1, 1998, the Company translated all assets and liabilities into U.S. dollars at the current exchange rate, and all accounts in the Consolidated Statements of Operations and cash flows at the average monthly rates prevailing during the period. Amounts translated in this manner include those arising from local currency indexation and exchange variances on assets and liabilities denominated in foreign currency, which were previously not translated. The translation gain or loss resulting from this new translation process is included in the Cumulative Translation Adjustments component of the caption "accumulated other comprehensive income (loss)" in shareholders' equity.

     c. Basis of Consolidation


The financial statements include the assets, liabilities and results of operations of the Company and all subsidiaries controlled by the Company, as follows:



                                                                          Interest - (%)
                                                                   -----------------------------
                                                                      2001      2000      1999
                                                                   ---------  --------   -------


Copene Monomeros Especiais S.A                                        87.24     87.24     87.24
TEGAL - Terminal de Gases Ltda                                        73.11     73.11     73.11
CPN - Incorporated Ltd.                                              100.00    100.00    100.00
CPN - Administracao de Bens Moveis e Servicos Ltda. (a)                  --        --    100.00
CPN - Distribuidora de Combustiveis Ltda                             100.00    100.00     99.99
Nova Camacari Participacoes S.A. (b)                                 100.00        --        --
Intercapital Comercio e Participacao Ltda. (b)                       100.00        --        --
Economico S.A. Empreendimentos                                       100.00        --        --
Conepar Companhia Nordeste de Participacoes                          100.00        --        --
Polialden Petroquimica S.A. (d)                                       42.64        --        --
Petronor Participacoes Petroquimica do Nordeste Ltda. (c) (d)         42.64        --        --



      (a) CPN - Administracao de Bens Moveis e Servicos Ltda. was merged on November 30, 2000, with negative Shareholder's equity value of US$497 based on an appraisal report issued by qualified experts.

      (b) As described in Note 11, the controlled subsidiaries Nova Camacari Participacoes S.A. and Intercapital Comercio e Participacoes Ltda. were merged into the Company on August 31, 2001.

      (c) Petronor Participacoes Petroquimica do Nordeste Ltda. was merged into Polialden Petroquimica S.A. on August 31, 2001.

      (d) These subsidiaries were consolidated because they are controlled by the Company, through the ownership of 67% of the voting shares issued.

All significant intercompany transactions and balances have been eliminated.

The consolidated financial statements for the years ended December 31, 2000 and 1999 were reclassified, when applicable, for comparative purposes.


3. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES


(a) Cash and Cash Equivalents--The Company classifies short-term investments that have a ready market and original maturities of 90 days or less as cash equivalents.

(b) Time Deposits--Time deposits are carried at cost plus interest accrued through the balance sheet date.

(c) Allowance for Doubtful Accounts--Recognized based on accounts receivable for which losses due to unrecoverability are considered probable.

(d) Inventories--Inventories are stated at the lower of average cost of purchase or production or market values (replacement cost or net realizable values). Spare parts of a capital nature are charged to property, plant and equipment as they are removed from stock; others are charged to production costs.

(e) Affiliated Companies and Other Investments--Investments in affiliated companies (see Note 10) in which the Company has the ability to exercise significant influence over operating and financial policies are accounted for by the equity method. Accordingly, the Company's share of net earnings (losses) of these companies is included in consolidated net income (loss). Other investments are stated at cost, less valuation allowances if applicable.

(f) Property, Plant and Equipment--Property, plant and equipment is recorded at cost and includes interest incurred on financing during the construction of major new facilities.

Depreciation is calculated based on the estimated useful lives of the respective assets using the straight-line method. The annual depreciation rates are as follows:

Buildings and improvements                    2.27%
Machinery and equipment                       2.27% to 20%
Fixtures and installations                    2.27% to 10%
Vehicles                                      20%
Computers                                     20%

The Company evaluates its long-lived assets for impairment whenever events or changes in circumstances indicate that the carrying amount of such assets may not be recoverable. Recoverability of such assets is measured by a comparison of the carrying amount of the asset to future undiscounted net cash flows expected to be generated by the asset. If an asset is considered to be impaired, the impairment to be recognized is measured as the excess of the carrying amount of the asset over the fair value of the asset. No impairment losses have been recorded for any of the periods presented.

(g) Deferred Charges--The Company periodically shuts down its plant to perform programmed maintenance on its production facilities. These shutdowns occur regularly approximately every three to five years. Costs incurred are deferred in the month the programmed maintenance occurs and are amortized to production over 36 to 60 months. The Company deferred US$22,494 in 2001 and US$8,329 in 2000. Amortization of deferred charges amounted to US$7,183 in 2001, US$7,519 in 2000 and US$14,742 in 1999.

(h) Goodwill--Goodwill represents the excess of cost over the fair value of net assets acquired. Goodwill generated up to June 30, 2001 is being amortized over 10 years, using the straight-line method. Goodwill generated after July 1, 2001 is not being amortized, and is subject to annual impairment analysis, as determined by SFAS No. 142 "Goodwill and Other Intangible Assets" (see Note 4).

(i) Revenues and Expenses-- Revenues are recognized when: the products have been delivered to the customer or shipped and the risk of ownership has passed to the customer, persuasive evidence of the basis of the sale exists, the price is fixed or determinable, the customer no longer has a right of return and collectibility is reasonably assured. Adequate provision is made for estimated products returns and warranties. Expenses and costs are recognized on the accrual basis.

(j) Income Taxes and Social Contribution--Deferred income taxes are recognized based on SFAS no. 109 "Accounting for Income Taxes". SFAS no. 109 gives consideration to the future tax consequences associated with differences between financial accounting and tax bases of assets and liabilities. This approach gives immediate effect to changes in income tax laws upon enactment. The effects of adjustments made to reflect the requirements of U.S. GAAP have been treated as temporary differences for purposes of calculating deferred taxes. Valuation allowances are established, when necessary, to reduce deferred tax assets to the amount expected to be realized.

(k) Environmental Costs--Expenditures relating to ongoing programs for compliance with environmental regulations are expensed but may be capitalized when the expenditures relate to the acquisition and installation of pollution control equipment. These ongoing programs are designed to minimize the environmental impact of the Company's production activities.

(l) Research and Development Costs--The Company conducts research and development projects to sustain state-of-the-art technologies in its production facilities. The Company charges operations with all research and development costs in the periods incurred.

(m) Employee's Profit Sharing Programs--The Company and its subsidiary Polialden have incentive programs whereby all employees share in the results of the companies as an incentive bonus for reaching preestablished goals associated with an increase in efficiency and production, continuous production of industrial plants, product quality, safety, environmental conservation and fixed cost reduction. The charges related to these programs are included in general and administrative expenses.

(n) Derivatives--The Company enters into certain derivative swap contracts in order to manage its exposure to fluctuations in the US$ to reais (R$) exchange rate for cash flows denominated in US$. Until December 31, 2000, the derivatives were recorded at spot market rates prevailing at the balance sheet date with gains/losses recorded as net financial expense. Starting January 1, 2001, the Company records its derivatives at fair value, as determined by SFAS No. 133 - "Accounting for Derivative Instruments and Hedging Activities" (see Note 20).

(o) Use of estimates--The preparation of consolidated financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions relating to the reporting of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the period reported. Actual results could differ from those estimates.


4. RECENTLY ISSUED ACCOUNTING PRONOUNCEMENTS

During June 2001, the Financial Accounting Standards Board (FASB) issued SFAS No. 141, "Business Combinations". SFAS No. 141 addresses financial accounting and reporting for business combinations and supersedes APB Opinion No. 16 (Opinion 16), "Business Combinations" and SFAS 38, "Accounting for Preacquisition Contingencies of Purchased Enterprises". All business combinations in the scope of SFAS No. 141 are to be accounted for using one method, the purchase method. In addition, SFAS No.141 establishes that intangible assets be recognized as assets apart from goodwill if they meet one of two criteria: the contractual legal criterion or the separability criterion. To assist in identifying acquired intangible assets, SFAS No. 141 also provides a list of intangible assets that meet either of those criteria. In addition to the disclosure requirements prescribed in Opinion 16, SFAS No. 141 requires disclosure of the primary reasons for a business combination and the allocation of the purchase price paid to the assets acquired and liabilities assumed by major balance sheet caption. SFAS No. 141 also establishes that when the amounts of goodwill and intangible assets acquired are significant to the purchase price paid, disclosure of other information about those assets is required, such as the amount of goodwill by reportable segment and the amount of the purchase price assigned to each major intangible asset class. The provisions of SFAS No. 141 apply to all business combinations initiated after June 30, 2001. SFAS No. 141 also applies to all business combinations accounted for using the purchase method for which the date of acquisition is July 1, 2001, or later. The business combination described in Note 12 was accounted for according to the provisions of SFAS No. 141, as further disclosed in that Note.

During June 2001, FASB issued SFAS No. 142, "Goodwill and Other Intangible Assets". SFAS No. 142 addresses financial accounting and reporting for acquired goodwill and other intangible assets and supersedes APB Opinion 17, Intangible Assets. SFAS No. 142 also amends SFAS No. 121, "Accounting for the Impairment of Long Lived Assets and for Long Lived Assets to Be Disposed Of", to exclude from its scope goodwill and intangible assets that are not amortized. SFAS No. 142 addresses how intangible assets that are acquired individually or with a group of other assets (but not those acquired in a business combination) should be accounted for in financial statements upon their acquisition. This Statement also addresses how goodwill and other intangible assets should be accounted for after they have been initially recognized in the financial statements. The provisions of SFAS No. 142 are required to be applied starting with fiscal years beginning after December 15, 2001. An exception to the SFAS No. 142 application date is for goodwill and intangible assets acquired after June 30, 2001, which will be immediately subject of the nonamortization and amortization provisions of this statement. The Company has commenced the process of evaluating the impact of the provisions of SFAS No. 142 on its consolidated financial position and results of operations. A first impact identified is that goodwill on Petroflex Industria e Comercio S.A. will no longer be amortized, starting January 1, 2002. Total amortization during year 2001 was US$2,188. The Company is currently evaluating if, based on the provisions of SFAS 142, any impairment loss should be recognized on this goodwill balance, which amounted to US$2,856 as of December 31, 2001. Also, the Company evaluated if an impairment loss would have to be recognized on the goodwill generated in the operation described in
Note 12, and concluded that no impairment loss has to be recognized on January 1, 2002.

During June 2001, the FASB issued Statement of Financial accounting Standards No. 143 (SFAS No. 143), "Accounting for Asset Retirement Obligations". SFAS No. 143 basically requires that the fair value of a liability for an asset retirement obligation be recognized in the period in which it is incurred if a reasonable estimate of fair value can be made. The associated asset retirement costs are capitalized as part of the carrying amount of the long lived asset. Under SFAS No. 143, the liability for an asset retirement obligation is discounted and accretion expense is recognized using the credit-adjusted risk-free interest rate in effect when the liability was initially recognized. In addition, disclosure requirements contained in SFAS No. 143 will provide more information about asset retirement obligations. SFAS No. 143 is effective for financial statements issued for fiscal years beginning after June 15, 2002 with earlier application encouraged. The Company is currently evaluating if the implementation of SFAS No. 143 will have a material impact in the Company's financial position and results of income.

During August 2001, the Financial Accounting Standards Board (FASB) issued Statement of Financial Accounting Standards No. 144 (SFAS No. 144), "Accounting for the Impairment or Disposal of Long Lived Assets" , which supersedes Statement of Financial Accounting Standards No. 121 (SFAS No. 121), "Accounting for the Impairment of Long Lived Assets and for Long Lived Assets to be Disposed Of " but retains SFAS No. 121 fundamental provisions for (a) recognition/measurement of impairment of long lived assets to be held and used and (b) measurement of long lived assets to be disposed of by sale. SFAS No. 144 also supersedes the accounting and reporting provisions of APB Opinion No. 30 (APB No. 30),"Reporting the Results of Operations" for segments of a business to be disposed of but retains APB No. 30's requirement to report discontinued operations separately from continuing operations and extends that reporting to a component of an entity that either has been disposed of or it is classified as held for sale. SFAS No. 144 is effective for fiscal years beginning after December 15, 2001 and interim periods within those years. Management expects that the adoption of SFAS No. 144 as of January 1, 2002 will not have a material effect on the Company's consolidated results of operations and financial position.

In April 2002, the FASB issued SFAS 145, "Rescission of FASB Statements SFAS 4, 44 and 64, Amendment of FASB Statement No. 13 and Technical Corrections". SFAS 145 rescinds Statement No. 4, "Reporting Gains and Losses from Extinguishments of Debt", and an amendment of that Statement, FASB Statement No. 64, "Extinguishments of Debt Made to Satisfy Sinking-Fund Requirements". SFAS 145 also rescinds FASB Statement No. 44, "Accounting for Intangible Assets of Motor Carriers". SFAS 145 amends FASB Statement No. 13, "Accounting for Leases", to eliminate an inconsistency between the required accounting for sale-leaseback transactions and the required accounting for certain lease modifications that have economic effects that are similar to sale leaseback transactions. SFAS 145 also amends other existing authoritative pronouncements to make various technical corrections, clarify meanings, or describe their applicability under changed conditions. The provision of SFAS 145 related to the rescission of Statement No. 4 shall be applied in fiscal year beginning after May 15, 2002. The provisions of SFAS 145 related to Statement No. 13 should be for transactions occurring after May 15, 2002. Early application of the provisions of this Statement is encouraged. The Company is currently evaluating if the implementation of SFAS No. 145 will have a material impact in the Company's financial position and results of income.

5. INCOME TAXES

Income taxes in Brazil include federal income tax and social contribution tax on income. (The Company and its subsidiary Polialden are challenging the constitutionality of the latter. See Note 22). The Brazilian statutory rates for the years reported are as follows:


                                                             Year ended December 31, (%)
                                          ------------------------------------------------------
                                                                  2000             1999
                                                    ---------------------  ---------------------
                                           2001        Jan      Feb/Dec     Jan/Apr     May/Dec
                                           -------  ---------  ----------  ----------  --------

Federal income tax                         25.00      25.00      25.00       25.00        25.00
Social contribution                         9.00      12.00       9.00        8.00        12.00
                                         -------    -------    -------     -------      -------
Composite income tax rate                  34.00      37.00      34.00       33.00        37.00
                                         =======    =======    =======     =======      =======



The social contribution rates of 9% and 12% were established through a Provisional Measure. Provisional Measures are temporary and lapse if not reapproved every 30 days; therefore, they are not considered to be enacted law under SFAS No. 109 "Accounting for Income Taxes". Accordingly, the deferred tax balances, for the subsidiaries who pay social contribution, at each year end are computed at the rates to be in force in the subsequent year, according to enacted laws (33% for federal income tax plus social contribution).

The Company and some subsidiaries are exempt from 100% of Federal income tax on the net income from the sale of basic petrochemical and utility products as follows:


                                                     Products                           Ending year
                                  -----------------------------------------------  ----------------------

    Copene                        Basic Petrochemicals and utilities                       2001
                                  Pet - Polyethylene tereftalate                           2007
    Monomeros                     Isoprene                                                 2001
                                  Butene I                                                 2002
    Polialden                     High density polyethylene, derivatives and
                                  byproducts                                               2003

Starting on January 1, 2002, the Company will have the right to income tax rate reduction originated from the sales of basic petrochemical, utilities and DMT (dimethyl terephtalate). This reduction will gradually increase throughout the passing years. The rate of 15.62% will be applicable for the calendar years of 2002 and 2003, the rate of 18.75% for 2004 to 2008 and 21.87% for the subsequent 5 years, until 2013. The income tax rate reduction of 15.62% has been applicable since January 1, 2001, for DMT only.

The amount reported as income tax (expense) benefit in the consolidated Statements of Operations is reconciled to tax expense at the statutory federal income tax rate as follows:



                                                                                 Year ended December 31,
                                                                              ----------------------------
                                                                                 2001     2000       1999
                                                                               -------  --------  --------

Income (loss) before income tax and social contribution,
   minority interests, income from discontinued operations,                  (29,915)   184,083     108,652
   equity in earnings (losses) of affiliates and change in accounting principle
Result from sale of assets of discontinued operations (see Note 13)                -     -           11,557
Change in accounting principle                                                  1,767    -           -
                                                                            ---------  --------- ----------
Taxable income (loss)                                                         (28,148)  184,083     120,209
                                                                            ---------  --------- ----------
Income Tax expense at statutory rates -25%                                      7,037   (46,021)    (30,052)
Social contribution (*)                                                          (350)     (282)     (1,083)
Income tax exemption                                                            3,622    41,313      25,192
Effects of differences between indexation  and translation-
   Different asset base                                                         1,541     5,383       6,885
   Realization of pension plan                                                  4,162    -           -
   Realization of income tax on cumulative
        translation adjustments                                                (3,245)   (3,735)     (4,755)
   Other                                                                        1,471       405        (560)
                                                                            ---------  --------- ----------
Tax (expense) benefit as reported in the
    statement of operations                                                    14,238    (2,937)     (4,373)
                                                                                =====     =====      ======



(*) This tax relates only to Copene Monomeros Especiais S.A., Company's subsidiary, since Copene and its subsidiary Polialden do not pay Social Contribution (See Note 22). The Company has applied SFAS no. 109 "Accounting for Income Taxes" for all years presented. The effects of adjustments made to reflect U.S. generally accepted accounting principles have been recognized as temporary differences for the purpose of recording deferred income taxes. Until December 31, 1997, the Company had not recorded deferred taxes for differences relating to certain assets and liabilities that were remeasured from Brazilian reais to U.S. dollars at historical exchange rates, in accordance with paragraph 9 (f) of SFAS no. 109. Since January 1, 1998, the Company has recognized deferred income taxes for these differences, due to the change in translation procedures (see Note 2).

The major components of deferred taxes are as follows:


                                                                               December 31,
                                                                            -----------------
                                                                              2001      2000
                                                                            -------   --------

Deferred tax assets-
    Tax-loss carry forwards                                                  5,985    4,549
    Depreciation and amortization of Law no. 8,200 adjustments               3,269    3,879
    Remeasurement of property, plant and equipment and
         deferred charges based on historical U.S. dollars
            and fair value                                                  10,982    6,408
    Reserve related to tax contingencies                                     7,768    6,883
    Reserve for losses on investments                                        5,908    7,011
    Other                                                                    7,532    1,154
                                                                            ------   ------
          Total asset                                                       41,444   29,884
                                                                            ======   ======
Deferred tax liabilities-
    Prepaid pension costs                                                    1,486    6,702
    Remeasurement of property, plant and equipment and
         deferred charges based on historical U.S. dollars
           and fair value                                                   19,940    6,573
    Other                                                                    3,284    1,677
                                                                            ------   ------
          Total liability                                                   24,710   14,952
                                                                            ======   ======



Although realization of net deferred tax assets is not assured, management believes that such realization is more likely than not to occur. However, the amount of deferred tax assets considered realizable could be reduced if estimates of future taxable income during the tax-loss carry forward period, or the carry forward period itself, are reduced. For deferred tax accounting, the Company does not recognize the deferred tax effects on temporary differences arising and reversing during the income tax exemption period.

At December 31, 2001 and 2000, the Company had tax-loss carry forwards of US$23,980 and US$18,246, respectively, that have no expiration date.


6. TIME DEPOSITS

                                             December 31,
                                     ------------------------------
                                         2001             2000
                                     --------------   -------------

Brazilian reais                            55,676        265,820
U.S. dollars                              -               74,297
                                      ----------      ----------
                                          55,676         340,117
Maturing after one year                  (28,133)       (180,857)
                                      ----------      ----------
Current                                   27,543         159,260
                                      ==========      ==========

7. TRADE ACCOUNTS RECEIVABLE


Trade accounts receivable relate primarily to sales to domestic customers. The Company has a concentration of credit risk for accounts receivable from customers in the petrochemical industry, which is subject to business cycle fluctuations. The large number of customers and diversity of the Company's customer base mitigate this risk (see Note 25).

Some customers finance their petrochemical purchases through banks, with guarantees by Copene. On December 31, 2001 such outstanding guarantees totaled US$37,859 (US$65,790, on December 31, 2000), on which no significant loss is expected.

8. NOTES RECEIVABLE

                                                     December 31,
                                     -------------------------------------------
                                               2001              2000
                                      ------------------- ----------------------
                                      Current  Long-term   Current  Long-term
                                      ------------------------------------------

Related parties-
    Trikem S.A                         5,573    38,785     9,273    50,895
Other-
    Unigel Participacoes, Servicos
        e Representacao Ltda            --        --       2,955      --
    Asea Brown Boveri Ltda              --        --       4,091      --
                                      ------    ------    ------    ------
                                                  --       7,046      --
                                                                    ------
                                      ------    ------    ------    ------
                                       5,573    38,785    16,319    50,895
                                      ======    ======    ======    ======


The long-term portion matures as follows:

                              December 31,
                            ----------------
                             2001     2000
                            ------  --------

2002                           -      6,362
2003                         5,541    6,362
2004                         8,311    9,543
2005                         8,311    9,543
After 2006                  16,622   19,085
                           --------  -------
                            38,785   50,895
                           ========  =======

      Trikem S.A.

Receivables from Trikem S.A. arose from the December 31, 1995 sale of 5,087,427,649 common shares in Salgema - Industrias Quimicas S.A., representing
47.5 % of shares in that company. The amount of the sale was US$105,823, with US$10,582 received up front and US$95,241 payable in 20 (twenty) semiannual and successive installments, beginning June 30, 1998 through December 31, 2007. The outstanding balances are monetarily restated based on the TJLP rate (long-term interest rate) plus interest of 3% per year. The interest and monetary restatement are payable in 24 (twenty-four) semiannual and successive installments beginning on June 30, 1996. Trikem S.A. is a subsidiary of companies that own shares in Norquisa.

      Unigel Participacoes Servicos e Representacao Ltda.


Receivables indexed to the U.S. dollar, arose from the sale on November 14, 1997 of 1,888,506 common shares and 547,442 preferred shares in Acrinor - Acrilonitrila do Nordeste S.A. in the amount of US$19,844, bearing interest of 4% per year, of which the last payment with was received in July 2001.


      Asea Brown Boveri Ltda.


Receivables arising from the sale of quotas in Amel - Alfa Manutencao Especializada Ltda., in the amount of US$20,906, of which the last payment in the amount of US$4,091 was received in January, 2001.


9. INVENTORIES


                                                December 31,
                                             -----------------
                                                2001      2000
                                             ---------  --------

Finished goods                                  46,536    33,609
Raw materials                                   22,132    13,220
Supplies and sundry materials                   35,329    25,340
Other                                           20,722    13,765
                                             --------- ---------
                                               124,719    85,934
                                             ========= =========

10. INVESTMENTS IN AFFILIATED COMPANIES


                                                                                                     Company's
                                                                                                      share of
                                                         Shareholdings - %     Paid-up              income(loss)
                                                         Voting       Total    Capital   Investment for the year
                                                       -----------  ---------- --------- ---------- -------------

2001-
    Cetrel S.A. - Empresa de Protecao Ambiental          18.46       18.46       40,665    5,046        (489)
    Codeverde - Companhia de Desenvolvimento Rio Verde   35.39       35.39       16,947    5,379        (112)
    Norcell S.A.                                         50.00       88.42       96,139   48,251          841
    Petroflex Industria e Comercio S.A.                  20.14       20.12       48,024    8,233          859
    Politeno Industria e Comercio S.A.                   35.00        30.99      37,935   81,110        2,996
                                                                                         --------     -------
                                                                                         148,019        4,095
                                                                                         ========     =======
2000-
    Cetrel S.A. - Empresa de Protecao Ambiental          17.07       17.05       47,858    5,691      (1,055)
    Codeverde - Companhia de Desenvolvimento Rio Verde   35.36       35.36       18,082    6,368        (101)
    Norcell S.A.                                         50.00       88.42       96,139   57,217       9,811
    Petroflex Industria e Comercio S.A.                  20.14       20.12       48,024    9,196      (1,766)
                                                                                         ----------  --------
                                                                                          78,472       6,889
                                                                                         ==========  ========


The minority interest in Politeno arose from the corporate reorganization occurred in the Company during 2001. See further details in Note 12.

Although the Company's ownership interest in Cetrel S.A. is under 20%, the Company accounts for its investment on the equity method because it exercises significant influence over the operating and financial decisions of Cetrel S.A. This influence includes veto power over the significant operating and financial decisions, board membership, and the ability to name management personnel.

In accordance with SFAS no. 94 "Consolidation of All Majority Owned Subsidiaries", the Company has not consolidated Norcell S.A. since it does not have a controlling financial interest in Norcell S.A. The Company holds 50% of Norcell's total voting common shares and has participating rights in the overall management and decision-making process of Norcell S.A. with another shareholder pursuant to the terms of the Shareholders Agreement signed on April 20, 1989 between Copene and Riocell S.A. As a result of this agreement, the Company does not have unilateral control over the operating and financial policies of Norcell S.A.

During 2001, the Board of Directors of the jointly controlled Norcell S.A. decided to restructure operations of Norcell S.A., including its controlled subsidiary Conepar Florestal Ltda and joint ventures ("SCP - Sociedades por Cota de Participacao"), as the additional investments required to complete the originally planned cellulose production project were not economically viable. The measures decided upon include:

      o Concentration of activities on meeting existing timber supply contracts, extending to December 2011.

      o     Preservation of the value of land and forests.

      o     Sale of land improper for cultivation of Eucalyptus.

      o     Sale of residual forests used exclusively for production and energy.

      o     Disposal of forestry equipment.

      o Proposal to lease the remaining assets of Norcell and its controlled entities to the Klabin group. Until the present moment, this suggestion has not been realized.

Based on the above mentioned facts, the recovery of assets related to current account advances, investments, property, plant and equipment and deferred charges depend on the successful conclusion of the restructuring process.

11. OTHER INVESTMENTS


                                                                 December 31,
                                                            -------------------
                                                              2001      2000
                                                            ---------  --------

Centrais Eletricas Brasileiras S. A. - Eletrobras              6,391       7,585
Trikem S.A.                                                   13,177      15,637
Other                                                          3,427       1,022
                                                           ---------   ---------
                                                              22,995      24,244
                                                           =========   =========


Centrais Eletricas Brasileiras S.A. - Eletrobras--Prior to 1993, Copene was required by law to make monthly loans and deposits to Eletrobras based on a percentage of its electricity bills. These loans and deposits have a maturity of 20 years from the date of each payment.

As disclosed in note 22, the Company is a joint claimant in a suit against Eletrobras requiring Eletrobras to index the amounts of the compulsory loans receivable to inflation and to recomputed interest receivable by the Company on the indexed amounts.

Trikem S.A.--Represents the Company's investment in 2,244,629,000 preferred shares of Trikem S.A., representing 3,69% of the capital stock of Trikem S.A. Therefore, this investment is carried at cost.


12. CORPORATE REORGANIZATION


      a. ESAE Auction


The Mariani and the Odebrecht Groups, through Nova Camacari Participacoes S.A., were the winners of the auction of the so-called Economico S.A. Empreendimentos ("ESAE") Assets, held in the city of Sao Paulo on July 25, 2001. As a result, Nova Camacari acquired control of Norquisa, which, in turn, controls Copene.

In order to maximize the value of the ESAE Assets in the auction, the Brazilian Central Bank, as Liquidator of the Banco Economico, structured the so-called Protocol Group (Economico, Mariani and Odebrecht Groups) to sell the ESAE Assets jointly with a block of assets of the members of the Protocol Group, which included their respective shareholdings in Norquisa. The Brazilian Central Bank then announced two auctions for the sale of the package of shareholdings, in December 2000 and March 2001, both of which were inconclusive.

The 3rd auction had as its objective the sale of 100% of the ESAE Assets for the minimum price of US$314,364. The winner of the 3rd auction, upon buying ESAE, was obliged to respect the tag along rights of the remaining members of the Protocol Group and of the shareholders' agreement of Conepar - Companhia Nordeste de Participacoes. As a result, under the rules of the 3rd auction, Nova Camacari acquired, through the exercise of the tag along right of sale, 31.92% and 11.76% of Conepar's capital, held indirectly by the Odebrecht and Mariani Groups through Intercapital Comercio e Participacoes Ltda. ("Intercapital"), and by BNDESPAR, respectively, and now holds 100% of Conepar's capital. Furthermore, by the exercise of the joint right of sale held by companies controlled by the Odebrecht and Mariani Groups, Nova Camacari acquired 100% of the capital of Proppet S.A.

Initially, BNDESPAR granted Nova Camacari a purchase option on its shares in Conepar in exchange for a pledge on a Certificate of Bank Deposit in the total amount equivalent to the acquisition value, US$65,676. Nova Camacari executed the purchase option on September 27, 2001.

Conepar, in turn, controls Polialden Petroquimica S.A. (66.67% of voting capital and 42.64% of total capital) and has a significant shareholding in Politeno S.A. Industria e Comercio (35.00% of voting capital and 30.99% of total capital), both second generation operational companies, producers of thermoplastic resins.

     b. Acquisition of Nova Camacari by Copene


Based on the authorization by Copene's Board of Directors on July 24, 2001, Copene acquired Nova Camacari after the 3rd Auction for the amount of US$40.00 (forty dollars). With this transaction, Copene acquired assets, which Nova Camacari had previously acquired in the context of the Auction - ESAE, Intercapital, the direct shareholding of BNDESPAR in Conepar (see comments in item (a) above) and Proppet - as well as the respective funding, in the amount of US$573,463.

The amount paid for the acquisition of these investments is supported by economic-financial appraisal reports prepared by qualified experts.

The purchase of these assets (Northeast Assets) by Copene was approved by the Copene Board of Directors meeting on July 24, 2001. The terms of approval stipulated that, after Copene acquired Nova Camacari, an investment bank would independently appraise the cost of Nova Camacari for the purposes of adjusting the price paid by Copene, if applicable. The bank selected prepared its appraisal using the same projections of resin and raw material prices and of macroeconomic indicators used in formulation of the discount rate, used in the independent appraisals of Nova Camacari. The remaining hypotheses and the methodology used to obtain the discount rate were selected by the bank selected.

This evaluation presented a result compatible with the other evaluations, and was approved during a Board of Directors meeting, on December 18, 2001.

The main objective of the purchase of Nova Camacari by Copene is to start the corporate restructuring process of certain Brazilian petrochemicals companies, with the creation of a company with integrated operations, allowing a greater operational and fiscal efficiency than currently enjoyed by Copene.

The transactions above have been accounted for by the Company under the provisions of SFAS 141 and, accordingly, the consolidated financial statements of the Company as of December 31, 2001 include the results of operations related to Nova Camacari, Intercapital, ESAE, Proppet, Conepar, Politeno and Polialden from July 27, 2001 to December 31, 2001.

      c. Purchase Price Allocation

The acquisition was accounted for using the purchase method with the assets acquired and liabilities assumed recorded at fair value. At the acquisition date, the transaction resulted in goodwill of US$441,219. Since Nova Camacari, ESAE, Intercapital and Conepar are holding companies without any operations, the purchase price relates to the operational assets acquired of Politeno, Polialden and Proppet and liabilities assumed of all companies. The purchase price allocation is shown as follows:


                                                    Politeno       Polialden       Proppet      Holdings        Total
                                                    --------       ---------       -------      --------        -----

ASSETS ACQUIRED:
    Current                                           33,139         68,723         15,463         5,057       122,382

    Investments-                                      11,432            940            789         2,020        15,181
    Property, plant and equipment                     53,166         32,189         91,952             5       177,312
    Other Non-current                                  5,899          2,526          3,464           224        12,113
                                                ------------      ---------     ----------    ----------    ----------
                                                     103,636        104,378        111,668         7,306       326.988
                                                ------------      ---------     ----------    ----------    ----------
LIABILITIES ASSUMED:
   Current                                            20,793         12,259         56,313        19,623       108,988
   Long-term                                           4,845          5,909         54,184        20,820        85,756
                                                ------------      ---------     ----------    ----------    ----------
   Fair value of net assets                           77,998         86,210          1,172      (33,137)       132,244
                                                ============      =========     ==========    ==========
Goodwill                                                                                                       441,219
                                                                                                            ----------
Total purchase price                                                                                           573,463
                                                                                                            ==========



All acquired entities operate in the petrochemical segment. Accordingly, the goodwill should be allocated to the petrochemical business segment.

The goodwill paid is based on the future profitability of the investments in the companies acquired and in the expected operational and tax synergy of the integration of the second-generation companies with the Company. The Company evaluated the existence of any other intangible assets as defined by SFAS 141, and concluded that there are no other relevant intangible assets that should have been recognized in the accompanying consolidated financial statements.

The changes in the carrying amount of goodwill for the year ended December 31, 2001, are as follows:

Balance as of January 1, 2001                                       5,044
Goodwill acquired during the year                                 441,219
Amortization of goodwill during the year                           (2,188)
Translation gain                                                   42,074
                                                               ----------
Balance as of December 31, 2001                                   486,149
                                                                   ======

      d. Funding of the Purchase Price


The immediate principal funding of the payment of the consideration for the assets acquired in the auction or otherwise in connection with the auction of the ESAE Assets was through bridge loans to Nova Camacari from a syndicate of banks in the total amount of US$481,103. This bridge loan was repaid on December 28, 2001 and was substituted on the same date by the issue of debentures, in the amount of US$269,350 and also by Export Prepayments in the amount of US$250,000.

The remaining funds, US$92,360, were obtained, through a Private Financing Instrument, from companies within the controlling groups of Nova Camacari, with remuneration based on the same terms as those of the Bridge Loan, with interest at the lower of 25.16% per year or 108.5% of CDI per year. As of December 31,2001 the outstanding balance related to these related parties loans is US$62,580 and are being presented as current liabilities.


      e. Non-operational Assets

Within the context of the 3rd auction, Odebrecht Quimica acquired 23.69% of the common shares of Norquisa, held indirectly by Polialden, for US$96,889. This amount is proportional to the consideration arising from the exercise of the rights of joint sale (tag along) by Trikem and Pronor (companies owned by the controlling groups) - paid on demand in cash.

This transaction eliminated the potential mutual shareholdings between Copene and Nova Camacari that could have arisen upon Nova Camacari's subsequent purchase by Copene. It also substituted non-operating Assets of Nova Camacari (shares in Norquisa) with cash available for funding of operations.

      f. Upstream Mergers

On September 13, 2001, the Company published a note of a significant fact, announcing the terms, conditions and justifications for the corporate restructuring which it intended to carry out with the upstream merger and extinction of Nova Camacari, Intercapital and Proppet into Copene. Under Brazilian corporate law, the mergers were based on the book values of their respective Shareholder's Equity as attested to by qualified experts. For U.S. GAAP purposes, the mergers were based on book value of the assets and liabilities merged. The book value of the assets and liabilities were based on the fair values amounts attributed to the assets and liabilities on the purchase of the merged companies.

The Extraordinary Stockholders' General Meeting of September 28, 2001, approved the complete merger of Nova Camacari Participacoes S.A., Intercapital Comercio e Participacoes Ltda. and Proppet.

The assets merged into Copene include Nova Camacari's goodwill arising from the shareholdings acquired in the Auction of July 25, 2001. In accordance with SFAS No. 142 - "Goodwill and Other Intangible assets", goodwill is not being amortized.

These mergers are the first phase of a wider reorganization, which, in the future, will result in the merger of other companies with Copene. Savings and other benefits are expected to be generated by this reorganization, which will create a new Copene.

      g. Pro forma financial information

Following are the Company's unaudited pro forma consolidated results of operations for 2000 and 2001, calculated on the assumption that the acquisition had occurred at the beginning of each period. The pro forma results are not necessarily indicative of the Company's actual consolidated results of operations that would have occurred had the acquisition taken place when assumed:

                  Description                          Year ended December 31,
-----------------------------------------------      ---------------------------
                                                         2001          2000
                                                     ------------   ----------

Gross revenues                                         2,036,116     2,271,939
                                                     ------------   ----------
Income (loss) before cumulative effect of
         accounting changes                              (31,753)      232,224
                                                     -----------    ----------
Net income (loss) for the year                           (29,986)      232,224
                                                     -----------    ----------
Basic and diluted earnings per thousand common
         shares (in U.S. dollars)                         (46.37)       174.41
                                                     -----------    ----------
Weighted average number of common shares
         outstanding (in thousands)                      646,693       646,693
                                                     -----------    ----------

Amounts for the acquired business related to year 2000 and to the period from January 1, 2001 through July 27, 2001 were based on ESAE, Intercapital, Conepar, Politeno, Polialden and Proppet unadited results of operations recorded for those periods, adjusted for: (i) depreciation charges based on fixed assets acquisition cost and an average annual depreciation rate, and; (ii) effect of tax exemptions. The intercompany transactions held between the Company and the acquired businesses before the acquisition date was eliminated in the preparation of the above pro forma financial information.

13. DISCONTINUED OPERATIONS


               CEMAN - Central de Manutencao Ltda.


The shareholders' meeting held on March 31, 1999, approved the merger of Ceman into Copene, in anticipation of disposing of the assets of Ceman. The merger was accounted for at book value.

The book value of the net assets of Ceman, in conformity with the accounting practices established by corporate law based on the financial statements as of March 25, 1999, were R$29,023.

The Company's equity in income of Ceman for the period up to the merger date amounted to US$3,350, and is reported as equity in income (loss) on discontinued operations for the year ended December 31, 1999.

At the same Shareholders' meeting held on March 31, 1999, the Company contributed to capital of Amel - Alfa Manutencao Especializada Ltda., fixed assets and supplies originating from Ceman (the merged Company) in the amount of US$9,349.

On April 1, 1999 the Company sold the total quotas of Amel - Alfa Manutencao Especializada Ltda., related to the Ceman's operational assets, to Asea Brown Boveri Ltda. for US$20,906 (see Note 8). This transaction resulted in a gain of US$11,557, reported in the Consolidated Statements of Operations for the year ended December 31, 1999, as result from sale of assets under the caption "income from discontinued operations". This transaction resulted in a basic and diluted EPS per thousand common shares of US$23,05.

14. PROPERTY, PLANT AND EQUIPMENT


                                                                   December 31,
                                  --------------------------------------------------------------------------------
                                                    2001                                   2000
                                  ---------------------------------------   --------------------------------------
                                                Accumulated                            Accumulated
                                      Cost      Depreciation      Net        Cost     depreciation       Net
                                      ----      ------------      ---        ----     ------------       ---

Land                                     1,655           -         1,655       1,002           -         1,002
Buildings and improvements              87,689     (24,504)       63,185      72,110      (23,516)       48,594
Machinery and equipment              1,264,985    (402,808)      862,177   1,252,674     (417,565)      835,109
Furniture and fixtures                   2,668      (2,637)           31       2,264       (2,074)          190
Vehicles                                 2,248      (1,611)          637       2,552       (1,605)          947
Computers                                5,796      (4,296)        1,500       5,113       (3,926)        1,187
Others                                     706        (590)          116           -            -             -
Construction in progress               165,185           -       165,185     102,884            -       102,884
                                   -------------  ----------   ----------- ----------  ------------   ---------
                                     1,530,932    (436,446)    1,094,486   1,438,599     (448,686)      989,913
                                   =============  ==========   =========== ==========  ============   =========



Construction in progress relates primarily to environmental and quality projects and renewal of equipment in the aromatics' plant expansion project.

During 2001, 2000 and 1999 the Company capitalized interest on construction-period borrowings of US$4,684, US$2,049 and US$4,531, respectively.

15. RECOVERABLE TAXES


                                                                December 31,
                                                           ---------------------

                                                                2001      2000
                                                              -------    -------

Finsocial                                                       13,067    14,411
Withholding tax on interest from investments                    30,237    28,406
Tax on net income (ILL)                                         19,018    20,974
IPI/PIS                                                         20,480     7,272
Recoverable V.A.T.                                              27,909         -
Other                                                            8,119       884
                                                             ---------   -------
                                                               118,830    71,947
Less Current                                                   (55,697)        -
                                                             ---------   -------
Non Current                                                     63,133    71,947
                                                             ==========  =======

     IPI/PIS

During year 2001, the Company registered US$3,578 and US$7,249 as other operational revenues. These values originated from judicial decision regarding to PIS - Decree-Law 2,445 and 2,449/88 proposed by its investee CPN - Administracao de Bens e Imoveis Ltda., incorporated and extinct in 2000, and old credits related to IPI -Excise Tax, respectively.


     Finsocial


Finsocial was a tax assessed to finance social benefit programs. This tax was paid at an increased rate for the period from October 1988 to October 1991 and the increased rate for this period has been declared unconstitutional. The Company has filed claims against the Brazilian Federal Government for a refund of the resulting tax overpaid in this period. On October 10, 1994, the Company obtained a favorable decision regarding this matter and the Federal Court allowed the Company to recover 75% of the amounts, which it had deposited in escrow, relating to the period from November 1991 to March 1992. These escrow deposits were recovered on October 13, 1994.

For the period from October 1988 to October 1991, the Company is claiming the same terms as mentioned above, i.e., to recover the escrow deposits or, alternatively, to offset them against Cofins tax payable.

The offset of the remaining amount of US$13,067, monetarily restated to December 31, 2001, is guaranteed by a majority decision on Special Appeal, in favor of the Company, judged on September 1, 1999. Taking into consideration the favorable pronouncement by the Finance Ministry, as from January 2002, the Company will offset these amounts against Cofins tax payable.

     Tax on Net Income - ILL


In 1992, the Company requested a court writ to assure the right of nonpayment of the tax at source on net income (ILL), at the rate of 8%, calculated on net income for the fiscal years 1989 to 1992.

Based on the decision "res judicata" that declared Article 35 of Law no. 7,713 of December 22, 1988 unconstitutional, on July 23,1997 the Company withdrew the escrow deposits relating to payments made from August 1991 to March 1993 (corresponding to periods in fiscal years 1991 and 1992).

Such tax paid for fiscal years 1989 and 1990 was paid directly to the federal government and, therefore, gave rise to a claim for offset against other federal taxes payable.

The total amount paid directly to the federal government was credited to income for the year ended December 31,1997 in the caption "Other Operating Income - net" and recognized as a recoverable tax. This amount, restated to December 31, 2001, amounts to US$15,042. The remaining ILL recoverable tax credits, of US$3,976, result from the merger of the Company with its subsidiary Ceman - Central de Manutencao Ltda., on March 31, 1999.

In order to obtain the resources as soon as the legal action is judged, the Company requested and obtained a court decision to treat the overpayments (US$15,042) as payments in lieu of PIS and Cofins deposits. These latter deposits as of December 31, 2001, amounted to US$11,908 (See Note 16).

16. ESCROW DEPOSITS

Based on questions as to the legality and constitutionality of certain taxes, the Company has requested court injunctions against such taxation and has deposited in escrow the amounts in question as surety for the matters under discussion. The principal escrow deposits, which are inflation indexed, are:


                                                                               December 31,
                                                                           -----------------------
                                                                              2001        2000
                                                                              ----        ----

Finsocial - on V.A.T. (*)                                                      -            4,277
PIS/Cofins - to be substituted with ILL credits recoverable (*)                11,908      13,816
Education allowance and INSS (Brazilian social security)                        7,377       5,609
Cofins - to be offset against fines paid on Cofins installments                 3,828       3,177
Cofins on financial profits                                                     7,729       -
Other                                                                           6,257       7,775
                                                                            ---------   ---------
                                                                              37,099       34,654
Less - reserve for contingencies                                             (29,769)     (28,880)
                                                                            ---------   ---------
                                                                               7,330        5,774
                                                                            =========   ==========


(*) See Note 15.

No reserve for contingencies has been made to the potential liabilities related to escrow deposits for proceedings for which the Company has received favorable rulings or for which loss is not considered probable. The Company has accrued a reserve for contingencies for probable liabilities covered by the remaining deposits, in an amount which management believes is sufficient to meet any probable and reasonably estimable losses in the event of unfavorable rulings.


17. LONG-TERM DEBT

                                                                                         December 31,
                                                                                    ----------------------
                                                                                      2001         2000
                                                                                    ----------   ----------

Denominated in foreign currencies-
    Eurobonds - 9.00%, due 2002 to 2007                                              150,000     205,000
    Pre-export financing - Libor plus 2.1% to 4.85% and 9.38% to
        10.875%, due 2002 to 2006 (2000 - Libor plus 2.5% to 4.85%
        and 8.47% to 10.875%, due 2001 to 2003)                                      469,500      340,120
    Import financing - Libor plus 1.125% to 11.05% due 2002 to 2007
        (2000 - Libor plus 0.625% to 2.625%, due 2001 to 2004)                        24,962        1,731
    Other - 5,74% to 7,69%, due 2002 to 2008                                           2,661       -
                                                                                  ----------   ----------
                                                                                     647,123      546,851
                                                                                  ----------   ----------
Denominated in Brazilian currency-
    BNDES - Plant expansion financing - TJLP plus 2.0% to 5.0%
         due 2002 to 2006                                                            160,188       63,786
    Finame - Plant expansion financing - TJLP plus 3.8%
         due 2001 to 2004                                                             -             3,491
    Working Capital and shares acquisition financing - 109,8% of CDI                  37,270       -
    Shares acquisition financing - IGP-M plus 4.50% due 2002                           1,095        3,532
    BNDES UM - basket of currencies due 2002 to 2005                                  13,063       -
                                                                                  ----------   ----------
                                                                                     211,616       70,809
                                                                                  ----------   ----------
                                                                                     858,739      617,660
Less: current maturities                                                            (159,496)    (177,807)
                                                                                  ----------   ----------
                                                                                     699,243      439,853
                                                                                  ==========   ==========


TJLP represents the long-term interest rate used in Brazil. IGP-M is a widely accepted index used in Brazil to measure the change in the purchasing power of the Brazilian currency. CDI is the Brazilian interbank certificate of deposit rate.

Substantially all of the long-term debt denominated in foreign currencies is denominated in U.S. dollars, and the Pre-export and Import Financing are indexed by the LIBOR rate 2.43% in December 31, 2001.

In 2001, the Company obtained pre-payments of future exports, with due dates between 3 to 5 years, in the amount of US$ 250,000. This operation is part of the strategy of lengthening the funding to acquire the Northeast Assets. See
Note 12.

The 4th issue of foreign currency notes, denominated eurobonds, had matured on October 19, 2001, at par value of US$100,000. On October 19, 1998 the investors had exercised the put option for notes, of which US$45,000 were acquired directly by CPN - Incorporated Ltd., a wholly owned subsidiary of the Company, and US$50,474 were acquired by a financial institution. The remaining US$4,526 was still on the market. Due to the maturity date, all operations were undone and the foreign currency notes liquidated.

The 5th issuance of notes, in the amount of US$150,000, maturing in 2007 may be redeemed by the Company or the note holders on June 25, 2002 at 98.40% of the face value of the notes. On May 27, 2002, the Company received a confirmation that note holders's of US$134,342 had exercised their Put option. At the same time the Company started negotiations for the replacement of the notes to other investors.

The long-term portion of the debt matures as follows:

                                            December 31,
                                     -------------------------
                                         2001         2000
                                     -----------   -----------

                       2003             130,253      102,752
                       2004             157,311       93,777
                       2005             130,946       57,267
                       2006             136,440      186,057
                 After 2007             144,293         --
                                        -------      -------
                                        699,243      439,853
                                        =======      =======

For the loans related to the acquisition of permanent assets, items were offered as guarantees, such as property, plant and equipment, stocks and letters of guarantee by management and shareholders. Certain working capital finance is guaranteed by credit letters and banking pledges. The Eurobonds are unsecured. Other debt is guaranteed by the pledge of the Company's property, plant and equipment in the amount of US$135,891.


18. DEBENTURES

On October 1st, 2001, the Company had made the issue of 6,250 nominative, deed, non-convertible debentures, with floating warranty. The issue was realized in two series, which had the following characteristics:

                                                                 Number           Unit Cost      Company US$
                                                                of Notes             US$             2001
                                                                -----------      -----------     -----------

1st series                                                       4,108           43,096.02        177,038
2nd series                                                       2,142           44,178.17         94,630
                                                                                                -----------
                                                                                                  271,668

                                                                                                -----------
Less - Debentures held by controlled,
affiliated companies                                                                              (67,550)
                                                                                                -----------
Non-current liabilities - Consolidated                                                            204,118
                                                                                                ===========


                                                        1st Series                                 2nd Series
                                        ----------------------------------------  -----------------------------------


Face value                              R$100 thousand                              R$100 thousand
Issue date                              October 1st, 2001                           October 1st, 2001
Final Due                               October 1st, 2006                           October 1st, 2006
First remuneration period-
   Duration                             36 months after the issue date              36 months after the issue date
   Remuneration                         110% of CDI                                 IGPM + 13.25% per year
   Payment Periodicity                  Semiannual, from April, 2002                Annual, from October, 2002


At the end of the first remuneration period, the Company should reprice together with the debenture-holders of both series the terms for remuneration of the subsequent period. The Board of Directors will establish the terms and conditions of remuneration for the subsequent period. The Company is committed to acquire the debentures from those debenture-holders that disagree with the terms established by the Board of Directors for the subsequent period.


19. BALANCES AND TRANSACTIONS IN FOREIGN CURRENCY


The Company and its subsidiaries valued their foreign currency denominated assets and liabilities, expressed mainly in U.S. dollars, at the exchange rate effective at December 31, 2001 and 2000 of R$2.3204 and R$1.9554 per U.S. dollar, respectively.

                                                               December 31,
                                                           ---------------------

                                                            2001         2000
                                                         ----------   ----------


Assets-
    Current                                                  93,258      86,436
    Non current                                                  12      10,317
Liabilities-
   Current                                                 (124,766)   (160,482)
   Non current                                             (547,833)   (395,640)
                                                         ----------   ----------
Net liability position in foreign currency                 (579,329)   (459,369)
                                                         ==========    =========

The Company had derivatives contracts for a net total of US$92,000 notional amount as of December 31, 2001 (See note 20).

During the years ended December 31, 2000, 1999 and 1998, the Company and its subsidiaries had transactions in foreign currency, the most significant of which were as follows:


                                                   December 31,
                                     -----------------------------------------
                                       2001            2000            1999
                                     ----------      ----------     ----------

Export sales                            133,951         167,665        116,290
Interest earned                          12,348          16,453         52,240
Less - Interest expense                (226,173)       (117,809)      (204,561)
                                     ----------      ----------     ----------
Net                                     (79,874)         66,309        (36,031)
                                     ==========      ==========     ==========

20. FINANCIAL INSTRUMENTS


     a. Fair Value


The estimated fair value amounts have been determined by the Company using available market information and appropriate valuation methodologies. However, considerable judgment is necessarily required in interpreting market data to develop the estimates of fair value. Accordingly, the estimates presented herein are not necessarily indicative of the amounts that the Company could realize or would pay in a current market exchange. The use of different market assumptions and/or estimation methodologies could have a material effect on the estimated fair value amounts.

Excluding the financial instruments presented in the table below, the Company considers that the carrying amount of its financial instruments generally approximate their fair value because of the short-term maturity or frequent repricing of these instruments.

                             December 31, 2001       December 31, 2000
                            ------------------------------------------------
                             Carrying   Estimated    Carrying     Estimated
                              Amount    fair value    amount      fair value
                            ---------   ----------   ---------    ----------
Liabilities-
     Debt and Eurobonds      858,739     858,874      617,660      614,473
     Debentures              271,668     271,668        --            --

The fair value estimates as of December 31, 2001 and 2000 presented are based on pertinent information available to management as of those dates. Although management is not aware of any factors that would significantly affect these estimated fair value amounts, such amounts have not been comprehensively revalued for purposes of these financial statements since those dates, and current estimates of fair value may differ significantly from the amounts presented herein.


     b. Risk Management


The Company has loans denominated in U.S. dollars and with variable rates of interest. Accordingly, it is exposed to market risk from changes in foreign-exchange rates and interest rates. The Company manages risk arising from fluctuations in currency exchange rates, which affect the amount of Brazilian reais necessary to pay U.S. dollar denominated obligations, by using derivative financial instruments, primarily currency swaps and forward options.

While such instruments reduce the Company's foreign-exchange risks, they do not eliminate them. Credit risk exposure is managed by restricting the counter parties on such derivative instruments to major financial institutions with high credit quality. Therefore, the risk of nonperformance by the counter parties is considered to be low. The Company does not hold or issue financial instruments for trading purposes.

Since the Company operates in the international market, it is exposed to market risks related to variations of foreign currency exchange rates and interest rates as it relates to obtaining financial funding for it operations. In order to be protected against the currency exchange variations which affects the Company's bank loans expressed in U.S. Dollars, the Company, from 1997 until now, had been following the policy of protecting its debt in U.S. Dollar against Brazilian currency devaluation, when the debt was not related to exports of its products. Bank loans linked to export sales had been considered as a natural protection (hedge), since these are amortized by accounts receivable in foreign currency.

Due to the current global economic situation and the fact that part of the funding necessary to liquidate the bridge loans is being a contract of Pre-paid Exports, the Company decided to modify its protection and risk management policy as from December 31, 2001. This now will be to maintain protection of principal and interest settlements maturing within the next 12 (twelve) months for:

     (i) 60% (sixty per cent) of the total debt in US$ Dollars related to exports (trade finance), excluding ACCs -Advance on Currency Contracts
          - with maturity date as of 6 (six) months and AECs - Advance on Export Contracts;

     (ii) 75% (seventy five per cent) of the total debt in US$ Dollars unrelated to exports (non-trade finance).


Consequently, a minimum of 60% (sixty per cent) and a maximum of 75% (seventy five per cent) of the Company's debt in US$ Dollars with maturity date in the next 12 (twelve) months would be covered by derivative and other protection operations.

The Company has different kinds of currency protection operations, some of them using available cash. The most common transaction using available cash adopted by the Company are foreign cash equivalents (Deposit Certificate, International Funds, Bank Deposit Certificate with swap for US$ Dollars). The most common protection operations without using available cash are swap transactions (exchange of US$ Dollar for Bank Deposit Certificate).

On December 31, 2001, the Company has outstanding swap contracts with notional amount of US$92,000 thousand with due dates between October, 28 and December, 23, 2002, to reduce the impact of eventual Brazilian real's devaluation on its U.S. dollar denominated obligations. These contracts as of December 31, 2001 are summarized as follows:

                                            Notional                                                   Fair value as of
                              Contract      Amounts          Company        Counterparty    Maturity   December 31, 2001
       Counterparty             Date        (US$ 000          Index             Index         Date
----------------------------  ----------  ------------- ------------------- -------------- ----------- ------------------

Swap contracts-
     BBA Creditanstalt S.A.   10.31.01       50,000      ERV + 5.99% a.a.    100% of CDI   10.28. 02       (10,490)
     ABN AMRO Bank.           12.18. 01      35,000      ERV + 4.40% a.a.    100% of CDI   12.13. 02          (568)
     ABN AMRO Bank.           12.28. 01       7,000      ERV + 3.40% a.a.    100% of CDI   12.23. 02           (58)
                                             ------                                                         -------
         Total                               92,000                                                        (11,116)
                                             ======                                                         =======

  ERV - US Dollar Exchange Rate Variation

Effective January 1, 2001, the Company adopted SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities", as amended. The Company's contracts do not meet the criteria to qualify as the hedge of an exposure to foreign currency or interest rate risk. Therefore, the Company has accounted for the derivative transactions by calculating the unrealized gain or loss at the balance sheet date and changes in the fair value of all derivatives are now being recorded in current operations.

Until the adoption of SFAS 133, the derivative instruments would be accounted for as a "no hedging designation" instrument and any gain or loss thereon would be recognized currently in earnings at the settlement amount at each closing date. As a result of adopting SFAS 133 as of January 1, 2001, the Company recorded a net asset of US$1,767 (net of income tax effects of US$589), reflecting the net fair value on such date of its derivative financial instruments and the contra-entry is presented as "Cumulative effect of a change in accounting principle" in the statement of operations for the year ended December 31, 2001. This change in accounting principle resulted in a basic and diluted earnings per share per thousand common shares of US$2.73.

The total swap operations and assumptions of debt and other assets denominated in U.S. dollars cover approximately 24% of the balances of U.S. dollar loans and foreign notes at December 31, 2001. On December 31, 2001 and 1999, the Company had recognized unrealized net losses of US$11,116 and US$13,677, respectively, and on December 31, 2000, unrealized net gain of US$3,658.


21. SHAREHOLDERS' EQUITY


Preferred shares are not convertible into common shares and do not carry voting rights, but have priority to a minimum noncumulative annual dividend of 6% on capital, depending on the availability of income for distribution. Only the preferred "A" shares have equal participation with the common shares in the remaining income, and this right exists only after the payment of dividends to the holders of preferred shares. The preferred "A" shares also have equal rights with the common shares to receive share dividends arising from the capitalization of other reserves. The preferred "B" shares, subsequent to the expiration of the period of non-convertibility as foreseen in special legislation, may be converted into preferred "A" shares, at any time, according to the following ratio: 2 (two) preferred "B" shares to each preferred "A" share.

Shares subscribed with FINOR funds (preferred "B" shares) do not carry preferential rights in the event of new shares subscriptions.

In the event of dissolution of the Company, the preferred "A" and "B" shares have priority in capital reimbursement.

Shareholders have the right to a mandatory minimum dividend of 25% of net income, computed in accordance with the terms of the Brazilian Corporate Law.

Brazilian Law permits the payment of cash dividends only from retained earnings based on the amounts stated in the Company's statutory accounting records. At December 31, 2001 the amount of retained earnings available for distribution as dividends, upon approval by the Company's shareholders, was equivalent to US$69,016 (US$152,077 in 2000).

The legal reserve consists of appropriations from retained earnings of 5% of annual net income as stated in the statutory accounting records. Such appropriations are required until the balance reaches 20% of the balance of capital stock, or the total of the legal reserve added to the total of capital reserves reaches 30% of the balance of capital stock, all based on the statutory accounting records. On December 31, 2001 and 2000 total capital was the equivalent of US$518,842 and US$615,690, respectively, and the balance in the legal reserve was the equivalent of US$42,098 and US$49,956, respectively.

In December 1997 the Company's Board of Directors authorized the repurchase of up to 76,857,000 preferred class "A" shares to be held in treasury for subsequent disposal. As of December 31, 1999, the Company had acquired 55,520,000 shares in the open market at market prices prevailing on the date of the transactions, in the total amount of US$9,824. At the Shareholders' meeting held on February 23, 2000, the Board of Directors authorized the Company to dispose of shares held in treasury, up to the limit of 28,000,000 shares within a three-month period, until April 30, 2000. Up to that date, the Company had disposed of 900,000 shares in the total amount of US$318, on which a net gain of US$64 was resulted and was recorded directly to the Shareholders' Equity - additional paid-up capital.

On December 31, 2001 and 2000 the Company held in treasury 54,620,000 class "A" preferred shares. The value of these shares based on the average quotation of the last price before December 31, 2001 is US$10,969.

The Company had registered one class of American Depositary Shares (ADS) as of January, 1993 in the United States of America. Each ADS is evidenced by American Depositary Receipts (ADR), representing 50 preferred class "A" shares without par value. On October 20, 1998, the Company registered with the U.S. Securities and Exchange Commission (SEC) and on December 21, 1998, ADRs began trading on the New York Stock Exchange (NYSE). As of December 31, 2001 and 2000 there were 2,157,972 and 2,044,533 ADRs outstanding, respectively, representing 107,898,600 and 102,226,650 preferred class "A" shares, respectively. These ADRs represent approximately 9.5% and 9% of the total preferred class "A" shares available in the market on each of these dates, respectively.

As described in the Memorandums of Understanding for Shareholder's Agreements signed by (i) Odebrecht Quimica S.A., Petroquimica da Bahia S.A., Petros - Fundacao Petrobras de Seguridade Social and Previ - Caixa de Previdencia dos Funcionarios do Banco do Brasil and (ii) Odebrecht Quimica S.A., Petroquimica da Bahia S.A. and Petrobras Quimica S.A. - Petroquisa, on July 20 and July 3rd, 2001, respectively, the Company must distribute dividends in a percentage not lower than 50% of available net income of each year, as long as remaining reserves are sufficient to maintain efficient operations and development of the Company's business.

According to the terms of the contract for the issue of debentures (see Note 18) and of the Export Prepayment Credit Agreement (see Note 17), the payment of dividends on ordinary shares, interest on own capital or any other kind of profit sharing is limited to the higher of a maximum of 50% of net income or to 6% of the combined unit values of class "A" and class "B" preferred stocks.

In accordance with the Company's statutes, the Company may pay interest on its own capital to its shareholders, within the terms of Law No. 9,249 of December 26, 1995. Interest, when paid or credited, will be considered as part of the priority dividend on preferred shares as well as part of the minimum dividends requirement.

22. CONTINGENCIES


The Company is involved in several legal actions relating to tax, labor and civil issues, originated from its regular operations. The major ongoing cases are described as follows:


     Social Contribution


In 1992, the Company obtained a favorable ruling ("res judicata") from a Federal Court of Appeals on the unconstitutionality of Social Contribution payments. This decision enabled it to obtain refunds of escrow deposits made to the court in respect of the Company's claims on social contribution tax for the period from 1989 through 1991. In 1997, the favorable ruling was overturned by the Superior Court of Justice on an action to rescind the ruling. The Company appealed the judgment and withheld any further payments pending resolution of the appeal. The appeal was based on favorable legal opinions from eminent and well-respected jurists in Brazil, including a retired Chief Justice of the Federal Supreme Court and a retired Justice of the Supreme Court and on existing jurisprudence.

The appeal challenged the validity of the unfavorable 1997 decision based on certain procedural errors of the Government attorneys during that hearing. The admissibility of the appeal was accepted in a decision on March 24, 1998 and on June 24, 2002 a Special Court of the Superior Court of Justice published its unanimous decision of February 20, 2002 against the Company's appeal.

The Company intends to continue defending itself vigorously in this matter. On July 1, 2002, Copene petitioned the court to reconsider its decision because the vote of the reporting judge contained omissions and contradictions, which, if taken into account would have permitted the reversal of the decision under the letter of the law.

In the event that the final outcome ("res judicata") should be unfavorable to the Company, the Federal Government could demand payment of that Contribution retroactively to the years prior to the date of the publication of the final decision to rescind the ruling. However, this is contrary to the opinions expressed by the experts, whose understanding is that in such an event the amount payable would be only for the five years prior to the ruling. In this case the amount payable for the five years ended December 31, 2001 would be approximately US$45,700 - at the exchange rate ruling on December 31, 2001 (2000, US$45,600). These amounts are monetarily restated based on the Fiscal Reference Unit - UFIR - to December 31, 1995, and exclude interest and fines for late payment. As from January 1, 1996, the principal is restated based on Brazilian Inter-Bank reference interest rate - Selic, but excludes fines for late payment.

It is the Company's belief, supported by legal opinions, that it will prevail in its appeals process and therefore, in accordance with SFAS no. 5 "Accounting for Loss Contingencies", it has not recorded any provision for loss.

     PIS/Cofins - Law no. 9,718/98

In February, 1999, the Federal Government made certain alterations to the tax legislation including an increase in the basis of calculation of PIS and Cofins contributions (contributions calculated on revenues).

Considering the increase in the basis of calculation as unconstitutional, the Company filed a lawsuit against the National Treasury, requesting the right not to pay these taxes on the increased basis, obtaining a favorable preliminary injunction requiring judicial deposits of the amounts of Cofins in question but not of PIS. The accrued amounts related to the period ended December 31, 2001 are US$1,614 for PIS and R$7,449 for Cofins (2000: US$1,135 for PIS and US$5,239 for Cofins), which are being charged to Operating Expenses.

     Eletrobras


In December 1998, COPENE and large corporate consumers of electrical power, filed a Common Action against Centrais Eletricas Brasileiras S.A. (Eletrobras), seeking to obtain the monetary restatement of amounts paid as Compulsory loan, from 1977 to 1993, by indexes which reflect the inflation incurred during the period and, as a consequence, recalculation of the amounts of shares into which the loans were converted by the Shareholders' Meeting of Eletrobras for this purpose, as well as the difference in the amounts paid as annual interest of 6% per year on the loans over the aforementioned period.


     ICMS (VAT tax) - Notice of Infringement


The indirectly held subsidiary Polialden and the indirectly, jointly controlled company Politeno are defendants in various administrative and legal proceedings brought against them by the Fiscal authorities of the State of Bahia. The amounts involved total approximately US$3,908 as of December 31, 2001, including interest and fines. Based on the opinion of its legal advisors, Management does not expect significant losses to be incurred, and, therefore, did not record any loss provision for these matters.

The Company was defending itself against several notices issued by the State of Bahia Revenue Authorities, related to ICMS (VAT tax). The total amount of these notices was approximately US$84,400, including interest and other charges for late payment.

Management, supported by its legal counsel, reviewed these processes, concluding on the possibility of favorable final outcome, and did not expect significant losses.

Under a fiscal recovery program offered by the State government, the Company, authorized by the Administration Council during its meeting of July 26, 2000, decided to settle all of its pending VAT tax issues with the authorities of the State of Bahia and accordingly, paid the total amount of US$15,666. Of this amount, US$14,325 was related to taxable events that had occurred prior to the accounting period ended December 31, 2000 and were recorded as operating expenses, under the caption Settlement of VAT tax claims. The residual amount was allocated partially to Cost of Sales, US$1,171 and partially to Other Operating (Expenses) - Net, US$170.

     Excise Tax - IPI (VAT tax on industrialized products)



On August 4, 1999, the indirectly controlled subsidiary Polialden, throughout injunction no. 99.10636-1, obtained judicial authorization to use IPI credits originated from zero tax-rated raw materials purchased over the last ten years, as if the purchases had been taxed on purchase at the same rate as that applicable to the finished goods that include these purchased raw materials.

Based on the understanding and opinion of its legal advisors, the indirectly controlled company has been offsetting these credits against the IPI payable since March 2000. The total amount offset through December 31, 2001 is US$16,288. Simultaneously, the company has accrued a loss provision for the IPI payable, monetarily restated as if it was payable, at a total restated amount of US$18,254 as of December 31, 2001.


     Labor Agreement


On September 19, 2001, the Federal Supreme Court (STF) ruled in favor of the Extraordinary Appeal filed by the Petrochemical Workers Union of the State of Bahia (Sindiquimica), to which Company's employees are affiliated, against the Chemical Industry Union of Camacari, Candeias e Dias D'avila (Sinpeq), of which the Company is a member. This legal action questions the prevalence of the fourth clause of the Labor Agreement signed by the parties over economic policy law, in this specific case, related to the so-called Collor Plan. This clause determined that the workers wages would be monetarily restated monthly by 90% of the Consumer Price Inflation Index - IPC.

After a highly disputed decision, the second STF panel decided, by 3 votes to 2, that the Labor Agreement should prevail over the economic policy law. This is an isolated decision that goes against the understanding of various other STF panels and decisions in plenary sessions of the STF. The decision is not final and is still subject to appeal in the STF itself immediately after its publication. The decision does not specify the amounts involved in the lawsuit, thus, amounts of any loss contingency are currently not estimable.

The Sinpeq's legal advisors, based on conflicting jurisprudence and on opinions issued by an eminent legal counselor, believe that the ultimate outcome will be favorable to Sinpeq's members.

In the light of the above and of the possibility of a favorable outcome on appeal, as well as the impossibility of measuring the amounts involved in the lawsuit, the Company did not change its position on the accounting for the case and consequently did not accrue any provision for losses.


     Other Claims


Other claims represent civil and shareholders' claims pending judgment in the State Court of Bahia. The most significant claim relates to the questioning of shareholders' rights and was decided against the Company; the Company has appealed to revoke the decision. The Company obtained the right to postpone the settlement of the claim until a final decision is made on the case. These claims approximate US$15,300.

Additionally, the Company is party to a number of labor claims, which represent total claims of approximately US$7,700 as of December 31, 2000.

Based on an assessment of these claims and of prior court decisions, management believes the outcome will not have any material impact on the Company's financial position, results of operations and liquidity and consequently did not accrue any provision for losses.

     Tax Audits


Direct and indirect taxes are open to audit by the tax authorities for varying periods, which, with the exception of labor related taxes, normally do not exceed five years.


23. PENSION FUND

     Petrobras Foundation For Social Security - PETROS

The Company sponsors a defined benefit pension plan on behalf of its eligible employees, which is accounted for in accordance with SFAS no. 87, "Employers Accounting for Pensions". The plan is administered by the Petrobras Foundation for Social Security (Petros). The principal objectives of Petros are to supplement the government's social security benefits to the participants and to implement the social assistance programs provided by the sponsoring companies. The sponsoring companies and their participating employees make monthly contributions to Petros based on the employees' remuneration. The Company is also required to make supplementary cash contributions in the event of a significant shortfall of reserves for the plan. To the present date, no such supplementary contribution has been requested.

On December 31, 2001, the Company was negotiating a new agreement with the co-sponsors of the plan to separate the respective benefits of the respective beneficiaries of each sponsor.

A plan to segregate the beneficiaries according to their respective sponsors, was approved by the Council of Trustees of Petros and by Petrobras's Board of Directors, and was based on the equity position of Petros as of April 30, 2001. Petrobras employees are approximately 90% of the beneficiaries whose funds are managed by Petros. The capital determined on that date was divided among the sponsors proportionally to the mathematical reserves calculated by the independent actuaries for each sponsor. Starting from May 1, 2001 the accounting records have been kept individually by sponsor. For this purpose, the funds were transformed into quotas of R$1.00, which change in accordance with new contributions or benefits payments for each sponsor and, share proportionately in the results of the overall investments program of Petros. This change in criteria to separate the respective benefits of the respective beneficiaries caused a loss for Copene in the amount of US$18,893.

Compensated absences and bonuses payable to employees are accrued as earned by the employees during the vesting periods. The Company is required by law to provide severance payments to employees terminated without just cause. No such amounts were accrued at December 31, 2001 and 2000 because future severance costs are not reasonably estimable and no significant severance liabilities exist for employees terminated in the past.

The profile of Petros investments as of December 31, 2001 and 2000 is described as follows:

            Investments                     2001 (%)       2000 (%)
-----------------------------              ---------      ---------


Government treasury bills                      45.62           7.17
Fixed income fund                              25.84          41.44
Variable income fund                           16.03          29.73
Real estate                                     6.43          12.27
Other                                           6.08           9.39
                                           ---------      ---------
          Total                               100.00         100.00
                                               =====          =====


Based on the report of the fund's independent actuary, the plan's funded status and amounts recognized by the Company in its financial statements for the years presented are as follows:

                                                                     Year ended December 31,
                                                              ---------------------------------------
                                                                 2001          2000          1999
                                                              -----------   -----------   -----------

Components of net pension cost-
     Service cost                                                1,927         1,679         2,378
    Interest cost                                                5,370         5,437         7,103
                                                              ---------     ---------     ---------
          Total                                                  7,297         7,116         9,481
                                                              ---------     ---------     ---------
Return on assets-
    Actual                                                     (10,039)      (11,035)      (17,514)
    Gain (Loss) deferred                                         5,939         6,647        13,742
                                                              ---------     ---------     ---------
Expected                                                        (4,100)       (4,388)       (3,772)
                                                              ---------     ---------     ---------
Amortizations-
     Unrecognized net transition asset, being recognized
         over 15 years from January 1, 1989                       (727)         (929)       (1,015)
     Employee contributions                                     (1,568)       (1,290)         (999)
                                                              ---------     ---------     ---------
Net periodic pension (cost) credit                                 902           509         3,695
                                                                 =====         =====         =====

                                                                       Year ended December 31,
                                                                -------------------------------------
                                                                  2001          2000         1999
                                                                ----------    ----------   ----------

Discount rate (i)                                                    6%            6%           6%
Salary increase rate                                               2.3%          2.3%         2.3%
Return on assets(i)                                                  6%            6%           6%
         (i) Net of expected inflation of 7%.

Funded status of the plan:

                                                                  December 31,
                                                        --------------------------------
                                                           2001       2000       1999

Actuarial present value of-
    Vested benefit obligation                              (66,411)  (69,792)   (74,219)
    Non-vested benefit obligation                          (25,256)  (19,739)   (13,888)

          Total accumulated benefit obligation             (91,667)  (89,531)   (88,107)
                                                           -------     -----      -----
Projected benefit obligation                               (91,668)  (89,504)   (90,619)
Fair value of plan assets                                   68,503    95,400     96,310
                                                           -------     -----      -----
Funded (Unfunded) position                                 (23,165)    5,896      5,691
                                                           -------     -----      -----
Unrecognized net obligation                                 (1,565)   (2,786)    (4,060)
Unrecognized net gain                                       30,724    23,747     25,635
                                                           -------     -----      -----
Prepaid pension                                              5,994    26,857     27,266
                                                           =======    ======     ======


Actuarial computations based on SFAS no. 132 "Employers' Disclosures About Pensions and Other Post Retirement Benefits" are as follows:


                                                                     December 31,
                                                               2001       2000      1999
                                                               ------     ------    ------

Change in benefit obligation-
   Benefit obligation at the beginning of the year             89,504     90,619   118,386
   Service cost                                                 1,927      1,679     2,378
   Interest cost                                                5,370      5,437     7,103
   Actuarial loss                                              16,652      6,939    11,095
   Benefit payments                                            (6,470)    (7,323)   (6,771)
   Effect of exchange rate changes                            (15,315)    (7,847)  (41,572)
                                                               ------     ------    ------
Benefit obligation at the end of the year                      91,668     89,504    90,619
                                                               ======     ======    ======
Change in plan assets-
   Fair value of plan assets at the beginning of the year      95,400     96,310   122,781
   Actual return on plan assets                                10,039     11,035    17,514
   Employer contribution                                        1,907      2,026     1,672
   Participants contribution                                    1,568      1,290       999
   Benefit payments                                            (6,470)    (7,323)   (6,771)
   Losses on Petros' plan assets - segregation of assets      (18,893)        -         -
   Effect of exchange rate changes                            (15,048)    (7,938)  (39,885)
                                                               ------     ------    ------
Fair value of plan assets at the end of the year               68,503     95,400    96,310
                                                               ======     ======    ======

   Previnor - Associacao de Previdencia Privada


The Company (assuming the position of the merged subsidiary Proppet) and its subsidiary Polialden sponsor a defined benefit plan on behalf of its eligible employees, which is accounted for in accordance with SFAS no. 87, "Employers Accounting for Pensions". The plan is administered by Previnor - Associacao de Previdencia Privada (PREVINOR). The principal objectives of PREVINOR are to supplement the government's social security benefits to the participants and to implement the social assistance programs provided by the sponsoring companies. The sponsoring companies and their participating employees make monthly contributions to PREVINOR based on the employees' remuneration. The Company is also required to make supplementary cash contributions in the event of a significant shortfall of reserves for the plan. To the present date, no such supplementary contribution has been requested.

The profile of PREVINOR investments as of December 31, 2001 is described as follows:

            Investments                     2001 (%)

Fixed income fund                              72.4%
Variable income fund                           19.0%
Real estate                                     8.2%
Other                                           0.4%
                                              ------
          Total                               100.00
                                              ======

Based on the report of the fund's independent actuary, the plan's funded status and amounts recognized by the Company in its financial statements for the years presented are as follows:


                                               5 months ended December 31,
                                                                   2001
                                                                ----------

Discount rate                                                       12.4%
Rate of compensation increase                                        1.1%
Return on assets                                                    17.1%
Inflation                                                            6.0%


Funded status of the plan:

                                                          12/31/01
                                                         ---------

Projected benefit obligation                                (5,503)
Fair value of plan assets                                    5,679
                                                          ---------
Funded (Unfunded) position                                     176
Unrecognized net obligation                                 (1,045)
Unrecognized net gain                                        1,104
                                                          ---------
Prepaid pension                                                 235
                                                              =====

Actuarial computations based on Financial Accounting Standards Board Statement no. 132 are as follows:

                                                             12/31/01
                                                            -----------

Change in benefit obligation-
   Benefit obligation at the beginning of the year              4,662
   Service cost                                                     8
   Interest cost                                                  237
   Actuarial loss                                                 734
   Benefit payments                                              (138)
                                                            ----------
Benefit obligation at the end of the year                       5,503
                                                               ======
Change in plan assets-
   Fair value of plan assets at the beginning of the year       5,788
   Actual return on plan assets                                   407
   Asset (Gain) Loss                                             (369)
   Employer contribution                                            1
   Expenses paid                                                  (10)
   Benefits payment                                              (138)
                                                            ----------
Fair value of plan assets at the end of the year                5,679
                                                               ======


24. RELATED-PARTY BALANCES AND TRANSACTIONS


Balances with related parties are as follows:


                                                                                  2001
                                            ------------------------------------------------------------------------------------
                                                                     Other non-current assets
                                                                   ---------------------------
                                             Current assets        Advances                                          Long Term
                                            ---------------------    for                       Current liabilities   liabilities
                                             Accounts    Notes      capital   Notes            -------------------   -----------
                                            receivable receivable  increase   Receivable  Loans   Loans   Suppliers      Loans
                                            ---------- ----------  --------   ----------  -----   -----   ---------  -----------


Affiliates-
   Cetrel S.A. - Empresa de Protecao             87         --         --         --      1,124       --       --            5
Ambiental
   Codeverde - Companhia de                      --         --        134         --         --       --       --           --
Desenvolvimento Rio Verde
   Norcell S.A                                   --         --         --         --         --       --      789        2,119
   Oxiteno do Nordeste S.A                    3,207         --         --         --         --       --       --           --
   Petroflex - Industria e Comercio S.A.      5,314         --         --         --     10,203       --       --           --
   Ciquine - Companhia Petroquimica do        3,101         --         --         --         --       --       --           --
Nordeste
   Trikem S.A                                 6,324      5,573         --     38,785         --       --       31           --
   EDN - Estireno do Nordeste S.A             1,885         --         --         --         --       --       --           --
   Polibrasil S.A. - Industria e              4,490         --         --         --         --       --       --           --
Comercio
   Politeno - Industria e Comercio S.A        8,597         --         --         --         --       --       --           --
   Isopol - Petroquimica S.A                    543         --         --         --         --       --       --           --
   Petrobras - Petroleo Brasileiro S.A        4,939         --         --         --      9,448       --   41,616       10,597
   Petrobras - Distribuidora S.A                705         --         --         --         --       --    1,716        3,801
   Nitrocarbono S.A                           1,323         --         --         --         --    5,596       69           --
   OPP - Polietileno S.A                      2,547         --         --         --         --       --       --           --
   Pronor Petroquimica S.A                       --         --         --         --         --   23,999       --           --
    CBP - Companhia Brasileira de                --         --         --         --         --    5,828       --           --
Poliuretanos
   Odebrecht Quimica S.A                         --         --         --         --         --   27,157       --           --
   Other                                         --         --         --         --         79       --       --           --
                                             ------     ------     ------     ------     ------   ------   ------       ------
          Total December 31, 2001            43,062      5,573        134     38,785     20,854   62,580   44,221       16,522
                                             ======     ======     ======     ======     ======   ======   ======       ======



                                                                              2000
                                            ------------------------------------------------------------------------------
                                                                         Other assets
                                                                   ---------------------------
                                              Current assets       Advances                         Current     Long Term
                                            ---------------------    for                           liabilities liabilities
                                             Accounts    Notes      capital     Notes              ----------- -----------
                                            receivable receivable  increase   Receivable    Loans   Suppliers     Lenders
                                            ---------- ----------  --------   ----------    -----   ---------  -----------

Affiliates-
   Cetrel S.A. - Empresa de Protecao             5         --        1,124         --          --         --         --
Ambiental
   Codeverde - Companhia de                     --         --          167         --          --         --         --
Desenvolvimento Rio Verde
   Norcell S.A                                  --         --           --         --          --        936      2,538

   Oxiteno do Nordeste S.A                   5,165         --           --         --          --         --         --

   Petroflex - Industria e Comercio S.A      7,526         --           --         --      10,258         --         --
   Ciquine - Companhia Petroquimica do       4,654         --           --         --          --         --         --
Nordeste
   Trikem S.A                               10,582      9,273           --     50,895         115         43         --
   EDN - Estireno do Nordeste S.A            6,140         --           --         --          --         --         --

   Polialden - Petroquimica S.A              6,161         --           --         --          --         --         --

   Polibrasil S.A. - Industria e Comercio    4,699         --           --         --          --         --         --

   Politeno - Industria e Comercio S.A      13,908         --           --         --          --         --         --

   Isopol - Petroquimica S.A                 1,671         --           --         --          --         --         --

   Petrobras - Petroleo Brasileiro S.A       3,064         --           --         --      10,023     16,987     14,914
   Petrobras - Distribuidora S.A                29         --           --         --          --        779      5,005

   Nitrocarbono S.A                          4,619         --           --         --          --         --         --

   OPP - Polietileno S.A                     8,609         --           --         --          --         --         --

   Other                                        --         --           --         --         181         --         --

                                            ------      -----        -----     ------      ------     ------     ------
          Total December 31, 2000           76,832      9,273        1,291     50,895      20,577     18,745     22,457
                                            ======     ======       ======     ======      ======     ======     ======


Loans receivable:

     Trikem S.A. and Salgema Industrias Quimicas S.A.--Relate to loans from BNDES repassed (assigned) in part to these companies on the same terms as the BNDES loans to the Company. Interest rates from 10.5% to 11.0% per annum plus monetary restatement.

     Petrobras - Petroleo Brasileiro S.A.--Intercompany loan at an annual interest rate of TJLP plus 2%.

     Petroflex - Industria e Comercio S.A.--Relate to Commercial Paper, issued by Petroflex and sold to Copene. Interest at 103% of CDI (interest rate applicable to inter-bank certificates in Brazil).

Long-term liabilities:

     Norcell S.A.--Intercompany loan monetarily restated based on the Fiscal Reference Unit - UFIR.

     Petrobras - Petroleo Brasileiro S.A. and Petrobras Distribuidora S.A.--Represents loans for purchase of raw materials (naphtha and combustible fuel oil) provided to Copene. Repayment of the amount is subject to mutual agreement among the parties. Repayment has not been requested by Petrobras. The outstanding balance is indexed by the raw material price.

Certain of the Company's officers and directors are also officers and directors of entities, which are affiliated with the Company.

Transactions with related parties were as follows:

                                                                             2001
                                                       -------------------------------------------------
                                                          Sales of
                                                        petrochemical                        Financial
                                                          products,          Purchases        income
                                                          services          of materials     (expense),
                                                        and utilities       And services        net
                                                       ----------------    --------------   ------------

Affiliates-
   Cetrel S.A. - Empresa de Protecao Ambiental (1)              107             2,115               --
   Petroflex Industria e Comercio S.A                        75,491                --            1,478
   Ciquine - Companhia Petroquimica do Nordeste              63,226                --               --
   Oxiteno do Nordeste S.A                                  113,487                --               --
   Trikem S.A                                               128,791             2,526            5,572
   EDN - Estireno do Nordeste S.A                            79,168                --               --
   Polialden - Petroquimica S.A. (3)                         54,049                --               --
   Polibrasil S.A. - Industria e Comercio                    90,257                --               --
   Politeno - Industria e Comercio S.A                      207,292                --               --
   Pronor - Petroquimica S.A                                 23,046                --             (323)
   Petrobras - Petroleo Brasileiro S.A                       23,475         1,245,980            2,265
   Petrobras Distribuidora S.A                                  473            20,310              187
   Nitrocarbono S.A                                          58,840               152           (1,332)
   Proppet S.A. (3)                                          23,831                --               --
   CBP - Companhia Brasileira de Poliuretanos                    --                --           (2,743)
   OPP - Polietileno S.A                                    104,360                --               --
                                                          ---------         ---------        ---------
          Year ended December 31, 2001                    1,045,893         1,271,083            5,104
                                                          =========         =========        =========

                                                                             2000
                                                       -------------------------------------------------
                                                          Sales of
                                                        petrochemical                        Financial
                                                          products,          Purchases        income
                                                          services          of materials     (expense),
                                                        and utilities       And services        net
                                                       ----------------    --------------   ------------

Affiliates-
   Cetrel S.A. - Empresa de Protecao Ambiental (1)               32             1,776               --
   Petroflex Industria e Comercio S.A                        79,832                --            1,665
   Ciquine - Companhia Petroquimica do Nordeste              73,986                --               --
   Oxiteno do Nordeste S.A                                  121,478                --               --
   Trikem S.A                                               182,735             1,672            8,448
   EDN - Estireno do Nordeste S.A                            94,466                --               --
   Polialden - Petroquimica S.A                              99,892                --               --
   Polibrasil S.A. - Industria e Comercio                   121,323                --               --
   Politeno - Industria e Comercio S.A                      227,873                --               --
   Isopol - Petroquimica S.A                                 28,345                --               --
   Petrobras - Petroleo Brasileiro S.A                       47,961         1,222,765           (4,657)
   Petrobras Distribuidora S.A                                  632            24,676           (1,718)
   Nitrocarbono S.A                                          76,900                --               --
   OPP - Polietileno S.A                                    133,576                --               --
                                                          ---------         ---------        ---------
          Year ended December 31, 2000                    1,289,031         1,250,889            3,738
                                                          =========         =========        =========

                                                                             1999
                                                       -------------------------------------------------
                                                          Sales of
                                                        petrochemical                        Financial
                                                          products,          Purchases        income
                                                          services          of materials     (expense),
                                                        and utilities       And services        net
                                                       ----------------    --------------   ------------

Affiliates-
   Ceman - Central de Manutencao Ltda. (2)                      53                941               --
   Cetrel S.A. - Empresa de Protecao Ambiental (1)               --             2,087               --
   Norcell S.A. (1)                                              --               159             (315)
   Petroflex Industria e Comercio S.A                        43,849                --            3,437
   Ciquine - Companhia Petroquimica do Nordeste              44,364                --               --
   Trikem S.A                                               103,279               851           12,933
   EDN - Estireno do Nordeste S.A                            56,211                --               --
   Polialden - Petroquimica S.A                              59,443                --               --
   Polibrasil S.A. - Industria e Comercio                    59,907                --               --
   Politeno - Industria e Comercio S.A                      139,745                --               --
   Pronor - Petroquimica S.A                                 19,062                --               --
   Petrobras - Petroleo Brasileiro S.A                       27,037           666,602           (3,877)
   Petrobras Distribuidora S.A                                  407            35,212           (1,868)
   Nitrocarbono S.A                                          49,995                --               --
   OPP - Polietileno S.A                                     75,518                --               --
                                                            -------           -------          -------
          Year ended December 31, 1999                      678,870           705,852           10,310
                                                            =======           =======          =======


     (1) Jointly-managed companies under a shareholders' agreement.
     (2) Included transactions up to March 31, 1999, date of merger.
     (3) Included transactions up to July 27, 2001, date of acquisition.


Financial income, including monetary variation earned, relates mainly to notes receivable (See Note 7) and to BNDES loans assigned to Trikem S.A. and Salgema S.A.


25. SEGMENT INFORMATION

                                                                                  2001
                                              ----------------------------------------------------------------------------------
                                                               Utility
                                              Petrochemicals   products      Services        Fuel     Eliminations  Consolidated
                                              --------------   --------      --------        ----     ------------  ------------

Sales to unaffiliated customers                   485,680        26,656         3,455       209,635         --         725,426
Sales to affiliates                             1,049,007       106,609         4,973          --       (114,696)    1,045,893
                                                ---------     ---------     ---------     ---------     --------     ---------
          Total revenues                        1,534,687       133,265         8,428       209,635     (114,696)    1,771,319
                                                =========     =========     =========     =========     ========     =========
Cost of sales                                   1,113,068       102,423         4,039        73,276     (105,214)    1,187,592
                                                =========     =========     =========     =========     ========     =========
Operating income after net financial               26,796         2,327           147         3,660       (2,002)       30,928
expense
                                                =========     =========     =========     =========     ========     =========
Depreciation                                       37,790         4,759           329          --           --          42,872
                                                =========     =========     =========     =========     ========     =========
Capital expenditures                              704,889        12,948         2,892           131         --         720,860
                                                =========     =========     =========     =========     ========     =========
Identifiable assets at December 31, 2001          997,405       107,085        23,915         1,082         --       1,129,487
                                                =========     =========     =========     =========     ========     =========
Investments                                                                                                            171,014
Corporate assets                                                                                                     1,128,322
                                                                                                                     =========
          Total assets at December 31, 2001                                                                          2,428,823
                                                                                                                     =========

                                                                                  2000
                                              ----------------------------------------------------------------------------------
                                                                Utility
                                              Petrochemicals    products      Services      Fuel       Eliminations  Consolidated
                                              --------------    --------     ---------     -------     ------------  ------------

Sales to unaffiliated customers                    559,583        34,478         3,076      38,477          --           597,137
Sales to affiliates                              1,253,494       106,267         6,919        --         (77,649)      1,289,031
                                                 ---------     ---------     ---------     -------       -------       ---------
          Total revenues                         1,813,076       140,744         9,994      38,477       (77,649)      1,886,165
                                                 =========     =========     =========     =======       =======       =========
Cost of sales                                    1,214,364       103,959         5,165     (13,164)      (71,131)      1,252,357
                                                 =========     =========     =========     =======       =======       =========
Operating income after net financial               173,195        13,736           976       3,755        (7,579)        184,083
expense
                                                 =========     =========     =========     =======       =======       =========
Depreciation                                        44,114         5,999         1,483        --            --            51,596
                                                 =========     =========     =========     =======       =======       =========
Capital expenditures                                49,333         7,373         1,720        --            --            58,426
                                                 =========     =========     =========     =======       =======       =========
Identifiable assets at December 31, 2000           852,142       127,348        29,724        --            --         1,009,214
                                                 =========     =========     =========     =======       =======       =========
Investments                                                                                                              102,716
Corporate assets                                                                                                         803,509
                                                                                                                       =========
          Total assets at December 31, 2000                                                                            1,915,439
                                                                                                                       =========



                                                                                  1999
                                              ----------------------------------------------------------------------------------
                                                                Utility
                                              Petrochemicals    products      Services     Fuel    Eliminations  Consolidated
                                              --------------    --------     ---------    ------   ------------  ------------

Sales to unaffiliated customers                      471,609       41,325        2,471      --         --          515,405
Sales to affiliates                                  635,505       70,195        6,491      --       (33,321)       678,870
                                                   ---------    ---------    ---------    ------     -------      ---------
          Total revenues                           1,107,114      111,520        8,962      --       (33,321)     1,194,275
                                                   =========    =========    =========    ======     =======      =========
Cost of sales                                        663,854       79,042        4,549      --       (28,476)        718,969
                                                   =========    =========    =========    ======     =======      =========
Operating income after net financial
expense                                              100,722       10,146          815      --        (3,031)       108,652
                                                   =========    =========    =========    =======    =======      =========
Depreciation                                          37,525        5,741        1,502      --         --           44,768
                                                   =========    =========    =========    =======    =======      =========
Capital expenditures                                  21,108        2,638          240      --         --           23,986
                                                   =========    =========    =========    =======    =======      =========
Identifiable assets at December 31, 1999             961,301      120,163       10,923      --         --        1,092,387
                                                   =========    =========    =========    =======    =======      =========
Investments                                                                                                         114,620
Corporate assets                                                                                                    791,236
                                                                                                                  =========
          Total assets at December 31, 1999                                                                       1,998,243
                                                                                                                  =========


The eliminations relate to intercompany sales eliminated in consolidation.

The Company operates in four segments, petrochemicals, fuel, utilities and services. Operations in the petrochemicals segment involves the transformation of certain direct by-products of the oil refining process (naphtha and gas oil) or natural gas into basic petrochemicals including ethylene, propylene, butadiene, benzene, toluene, xylenes and others. These products are sold to downstream companies for production of industrial and consumer goods such as plastics, fibers, detergents, fertilizers and pharmaceuticals.

Operations in the utilities segment involve the production and sale of electric energy, steam, compressed air and drinking, clarified and demineralized water.

Operations in the services segment represent storage of petrochemical products in gaseous state.

Break Down of Export Sales, Operating Income and Identifiable assets by Geographic Location

                                                                         2001
                                      ----------------------------------------------------------------------
                                                   South       North                    Far
                                      Domestic    America     America      Europe      East     Consolidated
                                      --------    --------    --------    --------    -------   ------------

Sales to unaffiliated customers        591,475       3,599     101,127      27,631      1,596     725,426
                                      ========    ========    ========    ========    =======    ========
Operating income                       (18,398)        (40)     (1,136)       (310)       (18)    (19,903)
                                      ========    ========    ========    ========    =======    ========
Identifiable assets                    572,443       3,559      99,991      27,321      1,578     704,889
                                      ========    ========    ========    ========    =======    ========



                                                                         2000
                                      ----------------------------------------------------------------------
                                                   South       North                    Far
                                      Domestic    America     America      Europe      East     Consolidated
                                      --------    --------    --------    --------    -------   ------------

Sales to unaffiliated customers       430,676       3,676     127,856      34,929        -         597,137
                                      =======       =====     =======      ======       ===        =======
Operating income                       42,032         359      12,478       3,409        -          58,278
                                      =======       =====     =======      ======       ===        =======
Identifiable assets                   472,708       4,035     140,334      38,338        -         655,416
                                      =======       =====     =======      ======       ===        =======



                                                                         1999
                                      ----------------------------------------------------------------------
                                                   South       North                    Far
                                      Domestic    America     America      Europe       East     Consolidated
                                      --------    --------    --------    --------     -------   ------------

Sales to unaffiliated customers       388,364        3,570       94,265      24,251      4,955    515,405
                                      =======      =======      =======     =======    =======    =======
Operating income                       35,332          325        8,576       2,206        451     46,890
                                      =======      =======      =======     =======    =======    =======
Identifiable assets                   423,696        3,895      102,841      26,457      5,406    562,295
                                      =======      =======      =======     =======    =======    =======


     Customer Concentration

In 2001, the Company's petrochemical's segment sold approximately 18% of total sales to Group Odebrecht and approximately 17% of total sales to Group Suzano. As discussed in Note 12, the Company acquired Conepar in the Northeast Auction and, accordingly the sales made to its investees as from that date are eliminated in the consolidation.

In 2000, the Company's petrochemical's segment sold approximately 18% of total sales to Group Odebrecht, approximately 16% of total sales to Group Conepar, and approximately 17% of total sales to Group Suzano.

In 1999, the Company's petrochemical's segment sold approximately 18% of total sales to Group Odebrecht, approximately 16% of total sales to Group Conepar, and approximately 15% of total sales to Group Suzano.

26. EARNINGS PER SHARE


SFAS no. 128, "Earnings per Share" (EPS), was first adopted by the Company in the fourth quarter of 1997 and for the year ended December 31, 1998. Basic EPS is computed by dividing net income available to common shareholders by the weighted average number of common shares outstanding during the year, after taking into consideration the dividend provisions applicable to preferred class A and B shares as required by the Company's by - laws and participation rights in undistributed earnings. Diluted EPS is computed by dividing net income available to common shareholders, after taking into consideration the effects of conversion of preferred class B shares into preferred class A shares at a ratio of two to one, by the weighted average number of common shares outstanding during the year. Earnings per share is disclosed in amounts per thousand shares, the minimum number of shares that can be traded on the Brazilian stock exchanges, as follows:


                                                               2001
                                           ------------------------------------------------
                                              Income          Shares         Per - share
                                           (numerator)     (denominator)   amount (000's)
                                           -------------  ---------------- ----------------

Net loss                                     (11,080)
Less dividends declared and paid in-
    Current period-
        Preferred class A                       --
        Preferred class B                       --
                                             -------          -------           -----
          Total undistributed earnings       (11,080)
                                             -------          -------           -----
Income allocated to-
   Preferred class A-
      To satisfy 6% minimum
          dividend requirement                  --
      Pro-rata share of excess
         shared with common shareholders        --
   Preferred Class B-
      To satisfy 6% minimum
          dividend requirement                  --
                                             -------          -------           -----
Basic income (loss) available
     to common shareholders                  (11,080)         646,693           (17.13)
                                             =======          =======           =======
Effect of conversion of preferred
   class B to preferred class A                 --
                                             -------          -------           ------
Diluted income (loss) available to
   common shareholders                       (11,080)         646,693           (17.13)
                                             =======          =======           ======
Basic and diluted (loss) from the
     change in accounting principle            1,767          646,693             2.73
                                             =======          =======           =====


                                                               2000
                                           ------------------------------------------------
                                              Income          Shares         Per - share
                                           (numerator)     (denominator)   amount (000's)
                                           -------------  ---------------- ----------------

Net income                                   188,050
Less dividends declared and paid in-
    Current period-
        Preferred class A                     29,865
        Preferred class B                        257
                                            --------         --------          ------
          Total undistributed earnings       157,928
                                            --------         --------          ------
Income allocated to-
   Preferred class A-
      To satisfy 6% minimum
          dividend requirement                (6,915)
      Pro-rata share of excess
         shared with common shareholders      96,239
   Preferred Class B-
      To satisfy 6% minimum
          dividend requirement                   (15)
                                            --------         --------          ------
Basic income available
     to common shareholders                   68,617          646,693          106.10
                                            ========         ========          ======
Effect of conversion of preferred
   class B to preferred class A                                                  0.03
                                            --------         --------          ------
Diluted income available to
   common shareholders                        68,617          646,693          106.10
                                            ========         ========          ======



                                                                1999
                                           ------------------------------------------------
                                              Income          Shares         Per - share
                                           (numerator)     (denominator)   amount (000's)
                                           -------------  ---------------- ----------------

Net income                                   118,819
Less dividends declared and paid in-
    Current period-
        Preferred class A                     18,530
        Preferred class B                        197
                                             -------          -------           -----
          Total undistributed earnings       100,092
                                             -------          -------           -----
Income allocated to-
   Preferred class A-
      To satisfy 6% minimum
          dividend requirement                 7,021
      Pro-rata share of excess
         shared with common shareholders      49,959
   Preferred Class B-
      To satisfy 6% minimum
          dividend requirement                    61
                                             -------          -------           -----
Basic income available
     to common shareholders                   43,051          646,693           66.57
                                             =======          =======           =====
Effect of conversion of preferred
    class B to preferred class A                                                 0.02
                                             -------          -------           -----
Diluted income available to
    common shareholders                       43,051          646,693           66.57
                                             =======          =======           =====
Basic and diluted income from
    Discontinued operations                   11,557          646,693           17.87
                                             =======          =======           =====


Holders of Preferred Class "A" and "B" shares are entitled to a minimum annual non-cumulative preferential dividend equal to 6% of the capital attributable to the Preferred Class "A" and "B" shares based on the amount stated in the Company's statutory accounting records. After the minimum annual non-cumulative preferential dividend is paid, the holders of Common Shares shall receive the same dividend amount per share. Once this condition has been fulfilled, any additional dividends declared by Copene in any particular year would be shared ratably by holders of Common and preferred Class "A" shares. Holders of Preferred Class "B" shares are not entitled to any supplemental dividend. The amounts shown above for dividends declared and paid in the current period and income allocated to Preferred Class "A" and "B" shares are based on the above preferred shares dividend provisions as required by the Company's by-laws and participation rights in undistributed earnings.

Under Brazilian GAAP proposed dividends are accrued in anticipation of their approval at the general shareholders' meeting. Under U.S. GAAP such dividends occurring at year-end would be reversed since dividends are not accrued until formally declared. The dividends shown in the above earnings per share calculation are based only on the current period net income and do not include any dividends paid from prior year's earnings. Basic earnings per 1,000 shares of preferred class "A" and preferred class "B" shares are as follows:

                                          2001               2000              1999
                                      -------------      -------------      -------------

Basic earnings per thousand shares-
     Preferred Class A shares                  --               106.10              66.57
     Preferred Class B shares                  --                21.12              22.53

Weighted average shares-
     Preferred Class A shares         1,134,265,533      1,134,265,533      1,134,265,533
     Preferred Class B shares            11,457,740         11,457,740         11,457,740


27. COMPREHENSIVE INCOME (LOSS)


Comprehensive income (loss) for the years ended December 31, 2001, 2000 and 1999 is comprised as follows:

                                                           2001                2000                1999
                                                         --------            --------             --------

Net income (loss) for the year                            (11,080)            188,050              118,819
Other comprehensive income (loss) -
    Translation adjustments for the year                 (162,281)           (112,928)            (474,297)
                                                         --------            --------             --------
Total comprehensive income (loss) for the year           (173,361)             75,122             (355,478)
                                                         ========            ========             ========


                                                        * * * * * * * * * * * *
                                      F-54