Form 20-F
period 2002-12-31
BRASKEM SA
filed 2003-06-30
CIK 1071438

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR 12(g)
OF THE SECURITIES EXCHANGE ACT OF 1934
OR
☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d)
OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2002
OR
☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d)
OF THE SECURITIES EXCHANGE ACT OF 1934

Commission file number: 1-14894

BRASKEM S.A.

(Exact Name of Registrant as Specified in its Charter)

N/A

(Translation of Registrant’s name into English)

Federative Republic of Brazil

(Jurisdiction of Incorporation or Organization)

Av. das Nações Unidas, 4777
São Paulo, SP - CEP 05477-000 Brazil

(Address of principal executive offices)

Securities registered pursuant to Section 12(b) of the Exchange Act:

Title of Each Class	Name of Each Exchange in which Registered

Preferred Shares, Class A, no par value	New York Stock Exchange*
American Depositary Shares (“ADSs”),
each representing 50 Preferred Shares, Class A	New York Stock Exchange

*	Not for trading, but only in connection with the registration of American Depositary Shares, pursuant to the requirements of the United States Securities and Exchange Commission.

Securities registered pursuant to Section 12(g) of the Act:

None

Securities for which there is a reporting obligation
pursuant to Section 15(d) of the Act:

None

     The total number of issued shares of each class of stock of BRASKEM S.A. as of December 31, 2002 was:

1,226,091,148	Common Shares, no par value per share
2,160,764,336	Preferred Shares, Class A, no par value per share
11,457,740	Preferred Shares, Class B, no par value per share

     Indicate by check mark whether the Registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or such shorter period that the Registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes ☒ No ☐

     Indicate by check mark which financial statement item the Registrant has elected to follow Item 17 ☐ Item 18 ☒.

GLOSSARY OF CERTAIN PETROCHEMICAL TERMS

     “Acrylonitrile” is an intermediate chemical product used in the production of acrylic fibers, nitrylic rubber, ABS and SAN resins and acrylic paint.

     “Aromatics” is a major group of organic chemical compounds, which are hydrocarbons containing one or more benzene rings, typified by benzene, derived chiefly from petroleum and coal tar, and used to make a broad range of downstream chemical products.

     “Basic petrochemicals” are the petrochemicals produced by crackers or first generation producers, such as ethylene, propylene, butadiene, benzene, toluene, xylene and other chemicals.

     “Benzene” is an aromatic used to make phenol, chlorobenzene, styrene and other chemicals.

     “Butadiene” is a basic organic chemical used to make polybutadiene, styrene-butadiene and neoprene rubbers, chlorobenzene and other chemicals.

     “Capacity” means the annual output capacity of a given facility or, where appropriate, the annual throughput capacity, calculated by estimating the number of days in a year that such facility is expected to operate, deducting downtime for regular maintenance, and multiplying that number by an amount equal to the facility’s optimal daily output or throughput, as the case may be.

     “Caprolactam” or “CPL” is an intermediate chemical product used in the production of nylon 6.

     “Crackers” are Brazil’s three first generation producers that transform or “crack” naphtha and gas oil into basic petrochemicals, such as ethylene and propylene.

     “Debottlenecking” is the making of technical and operational improvements in order to maximize the output and performance of a facility within the existing limits of such facility.

     “DMT” means dimethyl terephthalate and is an intermediate chemical product used in the production of fibers or polyester resins.

     “EDC” is an intermediate chemical product used in the production of PVC.

     “Ethylene” is a basic organic chemical, mainly derived from thermal cracking of feedstocks such as ethane, naphtha and gas oil, and is used to make polyethylene and many other organic chemical intermediates, such as ethylene dichloride, VCM, ethylene oxide and styrene.

     “Feedstocks” are the major raw materials of a petrochemical plant.

     “First generation producer” is a petrochemical cracker.

     “First generation petrochemicals” are Basic Petrochemicals. See definition of “Basic Petrochemicals” above.

     “Gasoil” or “Gas oil” is an intermediate distillate product used as diesel fuel, heating fuel and, sometimes, as feedstock.

     “HDPE” means high density polyethylene.

     “Isoprene” is a hydrocarbon compound with two unsaturated bounds and is mainly used as a starting material for the manufacture of SIS.

     “LDPE” means low density polyethylene.

(ii)

     “LLDPE” means linear low density polyethylene.

     “LPG” means liquified petroleum gas.

     “MTBE” means methyl tertiary butyl ether and is an additive used to improve gasoline performance.

     “Naphtha” is a by-product of crude oil refining which is used by the crackers as a feedstock.

     “Olefin” is a hydrocarbon such as ethylene or propylene, without benzene rings and with a double bond connection between two carbon atoms.

     “Ortho-xylene” is a feedstock used in the production of fibers and polyester resins.

     “Oxidation” is a chemical reaction in which a substance is combined with oxygen.

     “Para-xylene” is a feedstock used in the production of fibers and polyester resins.

     “Polybutadiene” is a polymer derived from the polymerization of butadiene and is used to make synthetic rubber.

     “Polyethylene” is a polymer derived from polymerization of ethylene and is used to make various plastics, including film and sheet, piping and containers.

     “Polymer” is a chemical compound or mixture of compounds formed by polymerization and consisting essentially of repeating structural units (monomers).

     “Polymerization” is a chemical reaction in which two or more molecules combine to form larger molecules that contain repeating structural units (monomers).

     “Polypropylene (PP)” is a polymer derived from the polymerization of propylene and is used to make various plastics such as film and sheet, piping and containers.

     “Polystyrene” or “(PS)” is a thermoplastic resin used mainly to produce disposable containers.

     “Propylene” is a basic organic chemical, mainly derived from thermal cracking of naphtha or from catalytic cracking of crude oil in refineries, used to make polypropylene and many organic chemical intermediaries such as propylene oxide, cumene and alcohols.

     “PVC” means polyvinylchloride, a polymer derived from the polymerization of VCM, and used to make various plastics for use in film, sheet, piping, containers and other products.

     “Resin” is a synthetic polymer such as polyethylene, polypropylene or PVC made from a chemical reaction. The synthetic resin is the polymer itself, while the “plastic” is the polymer plus additives such as colorants or plasticizer.

     “Second generation producer” is a producer of intermediate petrochemical products.

     “Second generation petrochemicals” are the intermediate products generated by the second generation producers, such as resins and fibers.

     “Third generation producer” is a producer that transforms resins and other intermediate products into end products.

     “Toluene” is a liquid aromatic hydrocarbon.

     “VCM” means vinylchloride monomer.

(iii)

INTRODUCTION

     All references herein (1) to “Braskem” or the “Company” are references to Braskem S.A. and its consolidated subsidiaries, except where the context indicates that such references are solely to Braskem S.A. and (2) to the “Brazilian Government” are references to the federal government of the Federative Republic of Brazil.

     References to “real,” “reais” or “R$” are to Brazilian reais (plural) and to the Brazilian real (singular), the official currency of Brazil; and references to “U.S. dollars,” “dollars” or “U.S.$” are to United States dollars.

     Unless otherwise specified, metric units have been used, e.g., tons refer to metric tons.

     Some of the figures included in this annual report have been rounded.

     The Company has prepared its consolidated financial statements as of December 31, 2002 and 2001 and for the three years ended December 31, 2002 included herein (the “Consolidated Financial Statements”) in conformity with generally accepted accounting principles in the United States (“U.S. GAAP”).

CAUTIONARY STATEMENT WITH RESPECT TO FORWARD-LOOKING STATEMENTS

     This Annual Report contains forward-looking statements. Some of the matters discussed concerning the Company’s business operations and financial performance include forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended (the “Securities Act”) and Section 21E of the Securities Exchange Act of 1934, as amended (the “Exchange Act”).

     Statements that are predictive in nature, that depend upon or refer to future events or conditions or that include words such as “expects,” “anticipates,” “intends,” “plans,” “believes,” “estimates” and similar expressions are forward-looking statements. Although the Company believes that these forward-looking statements are based upon reasonable assumptions, including projections of net sales, operating margins, earnings, cash flows, research and development costs, working capital, capital expenditures and other projections, these statements are subject to several risks and uncertainties and are made in light of information currently available to the Company. Accordingly, the Company cannot assure holders of its American Depository Shares (“ADSs”) that these statements will be achieved.

     The Company’s forward-looking statements will also be influenced by factors such as:

•	general economic, political and business conditions in its markets, both in Brazil and abroad, including the level of spending;

•	interest rate fluctuations, inflation and devaluation of the real in relation to the U.S. dollar;

•	the outcome of pending litigation;

•	competition;

•	its ability to obtain financing;

•	approval by Brazilian antitrust authorities of the corporate restructuring involving the Company; and

•	other factors discussed under “Item 3. Key Information—Risk Factors.”

     Holders of ADSs are cautioned that the Company’s forward-looking statements are not guarantees of future performance, and the actual results or developments may differ materially from the expectations expressed in the forward-looking statements.

(iv)

     As for the forward-looking statements that relate to future financial results and other projections, actual results will be different due to the inherent uncertainty of estimates, forecasts and projections and may be better or worse than projected. Because of these uncertainties, holders of ADSs should not place any reliance on these forward-looking statements. These forward-looking statements also represent the Company’s estimates and assumptions only as of the date that they were made. The Company expressly disclaims a duty to provide updates to these forward-looking statements, and the estimates and assumptions associated with them, after the date of this annual report to reflect events or changes in circumstances or changes in expectations or the occurrence of anticipated events.

     The Company undertakes no obligation to publicly update any forward-looking statement, whether as a result of new information, future events or otherwise. Holders of ADSs are advised, however, to consult any additional disclosures the Company makes in its Form 6-K reports to the SEC. Holders of ADSs should also note that the Company provides cautionary discussions of risk and uncertainties under the caption “Risk Factors” in Item 3 of this Annual Report. These are factors that the Company believes could cause its actual results to differ materially from expected results. Additional factors besides those listed in Item 3 could adversely affect the Company.

(v)

PART I

ITEM 1. IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISER

     Not applicable.

ITEM 2. OFFER STATISTICS AND EXPECTED TIMETABLE

     Not applicable.

ITEM 3. KEY INFORMATION

Selected Financial Data

     The following table presents selected financial information for the Company at the dates and for each of the years indicated. The selected financial information set forth below has been derived from financial statements of the Company prepared in accordance with U.S. GAAP. The selected financial data as of December 31, 2002 and 2001 and for each of the three years ended December 31, 2002 have been derived from, and should be read in conjunction with, the Consolidated Financial Statements included in this Annual Report. The selected financial data as of December 31, 2000, 1999 and 1998 and for each of the two years in the period ended December 31, 1999 have been derived from audited financial statements of the Company that are not included elsewhere in this Annual Report. This information should be read in conjunction with “Item 5. Operating and Financial Review and Prospects” and is qualified in its entirety by reference to the Consolidated Financial Statements and the notes thereto appearing elsewhere herein.

	As at and for the year ended December 31,

	2002		2001		2000		1999		1998

			(in millions of U.S. dollars, except
			per thousand shares and per ADS amounts)
Statements of operations data
Net sales	U.S.$	2,391.1	U.S.$	1,771.9	U.S.$	1,555.1	U.S.$	1,011.5	U.S.$	1,039.0
Cost of sales		(1,901.0)		(1,447.2)		(1,252.4)		(719.0)		(804.1)

Gross profit		490.1		324.7		302.7		292.5		234.9
Operating income		522.2		244.1		225.7		236.3		174.3
Financial income		167.9		80.4		94.9		102.2		87.4
Financial expenses		(1,159.8)		(294.6)		(134.0)		(220.2)		(173.0)
Other non-operating income (expenses)		(57.3)		(26.3)		(2.5)		(9.7)		(0.1)

Income (loss) before income tax, equity in earnings of affiliates, minority interest, change in accounting principle and income from discontinued operations		(527.1)		3.6		184.1		108.7		88.6
Income tax (expense) benefit
Current		(25.5)		13.9		(0.3)		(1.3)		(0.8)
Deferred		5.0		0.5		(2.6)		(3.1)		15.6
Equity in earnings of affiliates, net		22.5		(6.1)		6.9		0.6		(1.5)
Minority interest		65.0		(63.8)		0.0		(1.0)		(0.7)

Income (loss) before change in accounting principle and income loss from discontinued operations		(460.0)		(52.0)		188.1		103.9		101.1
Cumulative effect of change in accounting principle		—		1.8		—		—		—

Income (loss) from discontinued operations(1)		—		—		—		14.9		(0.2)

	As at and for the year ended December 31,

	2002		2001		2000		1999		1998

			(in millions of U.S. dollars, except
			per thousand shares and per ADS amounts)
Net income (loss)	U.S.$	(460.0)	U.S.$	(50.2)	U.S.$	188.1	U.S.$	118.8	U.S.$	100.9

Income applicable to:
Preferred Class A shares		—		—		119.2		75.7		64.0
Preferred Class B shares		—		—		0.3				0.4
Common shares		(460.0)		(50.2)		68.6		43.1		36.5
Basic and diluted earnings (losses) per thousand shares:
Preferred Class A shares		—		—		106.10		66.57		56.42
Preferred Class B shares		—		—		21.12		22.53		33.34
Common shares		(0.38)		(0.06)		106.10		66.57		56.42
Earnings (losses) per ADS (2)						5.31		3.33		2.82
Balance sheet data
Cash and cash equivalents	U.S.$	35.5	U.S.$	109.2	U.S.$	18.5	U.S.$	70.9	U.S.$	42.0
Property, plant and equipment, net		1,183.7		1,758.6		989.9		1,072.8		1,615.7
Total assets		2,935.0		3,703.2		1,915.4		1,998.2		2,584.5
Current portion of long-term debt		413.0		578.8		177.8		170.8		225.2
Long-term debt, net of current portion		1,058.7		1,216.0		439.9		521.1		635.6
Shareholders’ equity (deficit)		(362.4)		195.4		1,171.7		1,160.8		1,555.3
Other financial information
Net cash provided by (used in):
Operating activities	U.S.$	429.6	U.S.$	124.4	U.S.$	166.6	U.S.$	225.5	U.S.$	227.0
Investing activities		(217.2)		(118.5)		(65.9)		(137.8)		(39.6)
Financing activities		(191.1)		91.2		(149.8)		(55.1)		(220.6)
Capital expenditures		(115.5)		(146.3)		(58.4)		(24)		(66)

(1)	Income from discontinued operations includes equity in discontinued operations and result from sale of assets.

(2)	Earnings per ADS have been calculated on the basis that each ADS represents 50 preferred class A shares. Earnings per ADS is calculated by reference to the income available to preferred class A shares and the weighted average number of preferred class A shares outstanding during each period.

Exchange Rates

     There are two principal legal foreign exchange markets in Brazil:

•	the commercial rate exchange market; and

•	the floating rate exchange market.

     On January 25, 1999, the Brazilian government announced the unification of the operational limits applicable to both markets. However, each market continues to have a specific regulation. Most trade and financial foreign-exchange transactions are carried out on the commercial rate exchange market. Foreign currencies may only be purchased through a Brazilian bank authorized to operate in these markets. In both markets, rates are freely negotiated but may be strongly influenced by the intervention of the Central Bank of Brazil (the “Central Bank”).

     From March 1995 through January 1999, the real gradually devalued against the U.S. dollar. In January 1999, the Central Bank abolished the band system and allowed the real/U.S. dollar exchange rate to float freely. Since then, the real/U.S. dollar exchange rate has been established mainly by the interbank market and has fluctuated considerably. From December 31, 1998 through April 30, 2003, the U.S. dollar appreciated by approximately 139.1% against the real. The Central Bank has only intervened occasionally to control unstable movements in the foreign exchange rate. The Company cannot predict, however, whether the Central Bank will continue to let the real float freely, or if in the future, the real will remain at its present level or devalue further.

     The following table shows the commercial selling rate for U.S. dollars for the periods and dates indicated. The information in the “Average” column represents the average of the exchange rates on the last day of each month during the years presented.

Year	High	Low	Average	Period End

2002	3.955	2.271	2.998	3.533
2001	2.800	1.935	2.353	2.320
2000	1.985	1.723	1.835	1.956
1999	2.165	1.208	1.851	1.789
1998	2.209	1.117	1.164	1.209

Source: Central Bank

Month	High	Low

December 2002	3.798	3.428
January 2003	3.662	3.276
February 2003	3.658	3.483
March 2003	3.564	3.353
April 2003	3.336	2.890
May 2003	3.028	2.865

Source: Central Bank

     As of June 23, 2003, the U.S. dollar-real exchange rate was R$2.879 per U.S.$1.00.

Risk Factors

Risks Relating to Brazil

The Brazilian government exercises influence over the Brazilian economy, and Brazilian and economic conditions have a direct effect on the Company and its financial performance

     The Brazilian economy has been characterized by frequent and occasionally extensive intervention by the Brazilian government and unstable economic cycles. The Brazilian government has often changed monetary, taxation, credit, tariff and other policies to influence the course of Brazil’s economy. The Brazilian government’s actions to control inflation and effect other policies have at times involved wage and price controls, as well as other interventionist measures, such as blocking access to bank accounts, imposing capital controls and limiting imports into Brazil. The Company has no control over, and cannot predict, what measures or policies the Brazilian government may take in the future. The Company’s operations and financial condition may be adversely affected by factors, including, without limitation:

•	fluctuations in exchange rates;

•	interest rates;

•	inflation;

•	exchange control policies;

•	tax policies;

•	GDP growth;

•	social instability;

•	liquidity of domestic capital and lending markets; and

•	other political, diplomatic, social and economic developments in or affecting Brazil.

     Luiz Inácio Lula da Silva of the Labor Party took office as President of Brazil on January 1, 2003. While President da Silva’s government has adopted economic measures that are more conservative than expected by some observers, there is no certainty that these policies will continue or that President da Silva will continue to pursue economic stabilization and liberalization policies. The Company cannot predict what future fiscal, monetary, social security and other policies will be adopted by Mr. da Silva’s administration and whether these policies will result in adverse consequences to the economy and to the Company’s business, results of operations or financial condition.

The Brazilian government’s actions to combat inflation may contribute significantly to economic uncertainty in Brazil and may adversely affect the market price of the Preferred Shares and ADSs

     Historically, Brazil experienced high rates of inflation. Inflation itself, as well as government efforts to combat inflation, had significant negative effects on the Brazilian economy. Inflation, actions to combat inflation and public speculation about possible future actions also contributed materially to economic uncertainty in Brazil and to heightened volatility in the Brazilian securities markets.

     Inflation rates, as measured by the Índice Geral de Preços – Disponibilidade Interna (the General Price Index – Internal Availability, or IGP-DI) were approximately 1.7%, 20.0%, 9.8%, 10.4% and 26.4% in 1998, 1999, 2000, 2001 and 2002, respectively.

     Brazil may again experience high levels of inflation in the future. Increasing prices for petroleum, the devaluation of the real and future governmental actions, including further actions taken to attempt to maintain the value of the real, may trigger increases in inflation. Periods of higher inflation may have a material adverse effect on the Brazilian economy, the Brazilian financial markets and the market price of the Company’s preferred shares (the “Preferred Shares”) and the ADSs. High inflation may also have a material adverse effect on the Company’s business, financial condition and operations, especially if that inflation dampens demand for the Company’s products.

A devaluation of the real could adversely affect the Brazilian economy and the Company’s ability to service its foreign currency-denominated debt and could lead to a decline in the market price of the Preferred Shares and ADSs

     The exchange rate between the real and the U.S. dollar and the relative rates of real devaluation and inflation have affected the Company’s financial results and may continue to do so in the future.

     The Brazilian currency has been devalued frequently during the last four decades. Throughout this period, the Brazilian government has implemented various economic plans and used various exchange rate policies, including sudden devaluations, periodic mini-devaluations (during which the frequency of adjustments has ranged from daily to monthly), exchange controls, dual exchange rate markets and a floating exchange rate system. From time to time, there have been significant fluctuations in the exchange rate between the Brazilian currency and the U.S. dollar and other currencies. For example, the real depreciated in value against the U.S. dollar by 8.5% in 2000, 15.7% in 2001 and 34.3% in 2002.

     Devaluation of the real relative to the U.S. dollar could create additional inflationary pressures in Brazil by generally increasing the price of imported products and requiring recessionary government policies to curb aggregate demand. On the other hand, appreciation of the real against the U.S. dollar may lead to a deterioration of the country’s current account and the balance of payments, as well as dampen export-driven growth.

     Although the Company manages a portion of its exchange rate risk through foreign currency derivative instruments, a significant devaluation of the real in relation to the U.S. dollar or other currencies could adversely affect the Company’s ability to pay the its foreign currency-denominated obligations, and to pay financial expenses on that debt, particularly as the Company’s revenues are based primarily in reais. The Company had total foreign currency denominated obligations in an aggregate amount equal to approximately U.S.$1.41 billion at March 31, 2003.

Brazilian government exchange control policies could adversely affect the Company’s ability to service its foreign currency-denominated debt

     The purchase and sale of foreign currency in Brazil is subject to governmental control. In the past, the Central Bank has centralized certain payments of principal on external obligations.

     Many factors could cause the Brazilian government to institute a more restrictive exchange control policy, including, without limitation, the extent of Brazil’s foreign currency reserves, the availability of sufficient foreign exchange on the date a payment is due, the size of Brazil’s debt service burden relative to the economy as a whole, Brazil’s policy towards the International Monetary Fund, or IMF, and political constraints to which Brazil may be subject. A more restrictive policy could affect the ability of Brazilian debtors (including the Company) to make payments outside of Brazil to meet foreign currency obligations under foreign currency-denominated liabilities.

Events in other emerging markets and the Brazilian government’s monetary policies may adversely affect the availability of credit

     External events have from time to time resulted in considerable outflows of funds and declines in the aggregate amount of foreign investment in Brazil. Such events include the Asian economic crisis of 1997, the Russian currency crisis of 1998, the currency instability that Brazil encountered in 1999, the ongoing economic crisis in Argentina and the market uncertainty before the election of President da Silva. To defend the value of the real during such events and to control inflation, the Brazilian government has maintained a tight monetary policy with associated high interest rates and has constrained the growth of credit and the economy. These disruptions in the Brazilian economy could adversely affect the ability of the Company’s customers to make timely payments to the Company and could adversely affect its ability to obtain credit in Brazil and maintain its liquidity.

Risks Relating to The Company

The Company’s indebtedness will require that a significant portion of its cash flow be used to pay the principal and interest with respect to that indebtedness

     As a result of the corporate reorganization that led to the formation of the Company, the Company had approximately U.S.$2.1 billion of total indebtedness as at December 31, 2002. The Company had consolidated negative working capital of U.S.$594.7 million at December 31, 2002, principally as a result of its outstanding short-term indebtedness and the current portion of its long-term debt. Part of the Company’s debt strategy over the next several years involves the Company’s use of a substantial portion of its consolidated cash flow (including from synergies resulting from the mergers that formed part of the Company’s consolidation and possibly from the sale of certain non-core assets) to pay principal and interest with respect to this indebtedness. The Company is also attempting to extend the average maturity of its outstanding indebtedness, including by repaying short-term debt through longer-term borrowings and issuing longer-term debt securities. Any failure by the Company to refinance indebtedness coming due during the next 12-18 months that it does not repay using cash flow generated from its operations and from the sale of non-core assets would adversely affect the Company and its financial condition.

     The level of its indebtedness could have important consequences to holders of ADSs, including the following:

•	the Company’s ability to obtain any necessary financing in the future for working capital, capital expenditures, debt service requirements or other purposes could be limited;

•	a substantial portion of the Company’s cash flow from operations, if any, must be dedicated to the payment of principal and interest on the Company’s indebtedness and may not be available for other purposes;

•	the Company’s level of indebtedness could limit its flexibility in planning for, or reacting to changes in, its business; and

•	the Company’s level of indebtedness could make the Company more vulnerable in the event of a downturn in its business.

The cyclical nature of the petrochemical industry may adversely affect the Company’s results of operations

     The Brazilian petrochemical industry, including the markets in which the Company competes, is cyclical and sensitive to changes in supply and demand that are in turn affected by political and economic conditions in Brazil and elsewhere. This cyclicality may adversely affect the Company’s financial performance. In particular:

•	downturns in general business and economic activity may cause demand for the Company’s products to fall;

•	when demand falls, the Company may be under competitive pressure to lower its prices; and

•	if the Company decides to expand its plants or construct new plants, it may do so based on an estimate of future demand that materializes at levels lower than the Company predicted.

     The global petrochemical industry is also cyclical. Historically, the international petrochemical markets have experienced alternating periods of limited supply, which have caused prices and profit margins to increase, followed by capacity additions, which have resulted in oversupply and declining prices and profit margins. The Brazilian petrochemical industry is becoming more integrated with the global petrochemical industry for a number of reasons, including increased demand for, and consumption of, these products in Brazil and the ongoing integration of regional and world markets for commodity products. In addition, the Company’s prices in Brazil are related to price trends in the global markets.

The Company faces competition from producers of polyethylene, polypropylene, vinyls and other petrochemical products

     The Company faces competition from other producers of petrochemicals in Brazil and abroad, and prices for many of the Company’s products are determined with reference to international market prices for these products. The Company anticipates that it may experience increasingly intense competition from international producers, both in Brazil and in selected foreign markets in which the Company plans to attempt to increase sales of its polyolefins products. For example, Dow Chemical (“Dow Chemical”) recently built a linear low density polyethylene facility in Bahía Blanca, Argentina, which became operational in 2001 with an annual capacity of 210,000 tons. In addition, Rio Polímeros, a Brazilian petrochemical company is constructing a petrochemical plant in Duque de Caxias, Rio de Janeiro, with an announced projected annual capacity of 520,000 tons of ethylene, 75,000 tons of propylene and 540,000 tons of linear low density polyethylene and high density polyethylene, which will increase Brazilian annual production capacity of polyethylene by approximately 35%. In the vinyls market, the Company’s primary competitor is Solvay Indupa do Brasil S.A. (“Solvay”), with an installed annual PVC production capacity of 250,000 tons and production facilities closer to the primary PVC market in Brazil than the Company’s production facilities. In the domestic PET market, the company competes with importers and Rhodia – ster S.A., (“Rhodia”) which has an installed PET and fiber-related annual production capacity of 290,000 tons, more than four times larger than the Company’s annual PET capacity.

     The Company also competes with producers of imported petrochemical products. Many of the Company’s foreign competitors are larger and have greater financial, manufacturing, technological and marketing resources than the Company.

Future adjustments in tariffs on imports that compete with its products could cause the Company to lower its prices

     One of the factors that the Company takes into consideration when setting the prices for its products is the tariff rates imposed by the Brazilian government on imports of similar products and the products of the Company’s customers. The Brazilian government has from time to time used import and export tariffs to effect economic policies, with the consequence that tariffs can vary considerably, especially tariffs on petrochemical products. Future adjustments of tariffs could force the Company to lower its prices and could have a material adverse effect on the Company’s results of operations.

The Company may face conflicts of interest in transactions with certain related parties

     The Company maintains trade accounts receivable and current and long-term payables with some of its affiliates, including COPESUL – Companhia Petroquímica do Sul (“Copesul”) in the petrochemical complex located in Triunfo in the State of Rio Grande do Sul (the “Southern Complex”) (which supplies the Company with ethylene and propylene), Petróleo Brasileiro S.A. – PETROBRAS (“Petrobras”) (which supplies the Company with naphtha) and Politeno Indústria e Comércio S.A. (“Politeno”)(which purchases ethylene from the Company). Through Petrobras Química S.A. (“Petroquisa”), Petrobras, a petroleum company controlled by the Brazilian government, is the indirect holder of 8.1% of the Company’s common shares and 11.3% of its total capital stock. These accounts receivable and accounts payable balances result mainly from purchases and sales of goods and services, which are at prices and on terms equivalent to the average terms and prices of transactions that the Company enters into with third parties. Commercial and financial transactions between the Company and these affiliates could result in conflicting interests.

Some of the Company’s shareholders may have the ability to influence the outcome of corporate actions or decisions, which could affect the holders of ADSs

     The Odebrecht Group directly holds approximately 44.6% of the Company’s voting common stock, and its designees currently constitute a majority of the members of the Company’s Board of Directors (the “Odebrecht Group”). In addition, some of the Company’s other shareholders, consisting of Petroquisa and two Brazilian pension funds, have veto and other rights under shareholders agreements as described under “Item 7. Major Shareholders—Shareholders Agreements.” As a result, the Odebrecht Group and these other shareholders may have the ability to influence the outcome of some major corporate actions or decisions requiring the approval of the Company’s shareholders or its Board of Directors, which could affect the holders of the ADSs.

The Company may be adversely affected by high naphtha costs

     Naphtha is the principal raw material of the Company’s Basic Petrochemical Unit. In 2002, naphtha accounted, directly and indirectly, for approximately 66% of the Company’s consolidated cost of sales and represented approximately 90% of the total variable costs of the Basic Petrochemicals Unit. The price of naphtha supplied by Petrobras is linked to Amsterdam-Rotterdam-Antwerp (“ARA”) quotations of naphtha and to the U.S. dollar-real exchange rate.

     During 2002, the price of naphtha increased by approximately 56%, from U.S.$168 per ton in January 2002 to U.S.$263 per ton on December 31, 2002, and reached a record high of U.S.$268.9 per ton in November 2002, due primarily to the threat of war between the United States and Iraq. Combined with the appreciation of the U.S. dollar against the real during 2002 of approximately 52%, the price of naphtha in reais increased by approximately 106% during 2002. Although the average monthly price of naphtha decreased by 25.3% during the first three months of 2003, from U.S.$294.9 in January 2003 to U.S.$269.6 in March 2003, and the U.S. dollar depreciated against the real between January 1, 2003 and May 31, 2003, the price of naphtha may increase significantly or the real may devalue significantly in the future. Although the majority of the Company’s revenues are in reais, the Company does not currently hedge its exposure to changes in the price of naphtha, in part because a portion of its sales in 2002 were exports payable in foreign currencies and the prices of its polyethylene, polypropylene and PVC generally reflect changes in the international market prices of these products. In periods of high volatility in the U.S. dollar-real exchange rate, there is usually a lag between the time that the U.S. dollar appreciates and the time that the Company can effectively pass on such increased cost in reais to its customers in Brazil. Accordingly, if the real depreciates precipitously against the U.S. dollar in the future, the Company may not immediately be able to pass on all of the corresponding increases in its naphtha costs to its customers in Brazil, which could materially adversely affect its results of operations and financial condition.

One company supplies Braskem with a significant amount of its naphtha needs

     Currently, Petrobras is the only Brazilian supplier of naphtha and supplies the majority of the naphtha consumed by producers of basic petrochemicals in Brazil, including the Company. Petrobras produces some of the naphtha it sells to the Company and imports the balance. Significant damage to Petrobras’s refining operations or to the port facilities through which Petrobras imports naphtha, which refining operations and port facilities are located in several different parts of Brazil, or to any of the pipelines connecting the Company to Petrobras’s facilities, whether as a consequence of an accident, natural disaster, fire or otherwise, could adversely affect the Company’s operations.

The Company manufactures products that are subject to the risk of fire explosions and other hazards

     The Company’s operations are subject to the usual hazards, such as fires, explosions and other accidents, associated with the manufacture of petrochemicals and the storage and transportation of feedstocks and products. These hazards can cause personal injury and loss of life, severe damage to or destruction of property and equipment and environmental damage and may result in suspension of operations. Although the Company maintains insurance coverage for losses due to fire damage and for losses of income resulting from stoppages due to fire, explosion or electrical damage, those insurance proceeds may not be available on a timely basis.

The Company’s business is subject to stringent environmental regulations and additional or more restrictive regulations could adversely affect the Company

     Brazilian petrochemical producers, including the Company, are subject to stringent federal, state and local environmental laws and regulations concerning human health, the handling and disposal of solid and hazardous wastes and discharges of pollutants into the air and water. Petrochemical producers are also sometimes subject to unfavorable market perceptions of the environmental impact of their business, which can have an adverse effect on their results of operations. In view of the possibility of unanticipated regulatory or other developments, particularly as environmental laws become more stringent in Brazil and worldwide, the amount and timing of future expenditures required to maintain compliance could vary substantially from their current levels and could adversely affect the availability of funds to the Company for other capital expenditures and other purposes. See “Item 4. Information on the Company – Environmental Matters.”

The Company may be adversely affected by any future adverse decision of the Brazilian antitrust authorities concerning its recent corporate restructuring

     As part of its corporate restructuring process that began in 2001, the Company acquired the operations of OPP Química S.A. (“OPP Química”), Trikem S.A. (“Trikem”), Proppet S.A. (“Proppet”), Polialden Petroquímica S.A. (“Polialden”) and Nitrocarbono S.A. (“Nitrocarbono”). In accordance with Brazilian Law, the Company submitted the terms and conditions of the transactions consummated in the July 25, 2001 auction of petrochemical assets to the Brazilian antitrust authorities on September 18, 2001. These authorities will determine whether these transactions negatively impact competitive conditions in the relevant markets in which the Company competes or whether they would negatively affect consumers. The Company supplemented its submission to the Brazilian antitrust authorities in order to update these authorities concerning the additional steps that the Company took in its corporate restructuring process after September 2001. Brazilian antitrust law does not prevent parties from closing a transaction on a provisional basis until the Brazilian antitrust authorities render a final decision. However, if approved, the effectiveness of the merger is retroactive to the date on which the transaction closed. Although two of three Brazilian antitrust authorities issued non-binding opinions in July 2002 and May 2003, respectively, recommending true unconditional approval of these corporate restructuring transactions, the third and governing antitrust authority is still reviewing this matter and may not agree with these opinions and may not approve these transactions unconditionally. Any action by the Brazilian antitrust authorities to impose conditions or performance commitments on the Company could materially adversely affect its business, results of operations, financial condition and prospects. See “Item 4. Information on the Company – Antitrust Matters.”

The Company may be adversely affected by the unfavorable outcome of pending litigation

     The Company is involved in a substantial number of tax, civil and labor disputes. In addition, the Company has challenged the application of Brazilian federal income (social contribution) taxes to its operations and federal excise taxes to purchases of ethylene and propylene by its Polyolefins Unit and its Vinyls Unit. Based on the opinion of the Company’s Brazilian counsel, the Company has not made any provision in its consolidated financial statements for these unpaid taxes or in respect of a civil lawsuit filed against the Company by some of its class B preferred shareholders. The Company may not prevail in these proceedings, or it may have to pay significant amounts, including penalties and interest, to the Brazilian government in the future as payment for the Company’s liabilities, which could adversely impact its business, results of operations, financial condition and prospects.

Risk Factors Relating to the Preferred Shares and ADSs

The Preferred Shares and ADSs generally do not have voting rights

     In accordance with Law No. 6,404/76 and Law No. 10,303/2001 (together, the “Brazilian Corporate Law”) and the Company’s bylaws, holders of the preferred shares and consequently the ADSs are not entitled to vote at meetings of the Company’s shareholders, except in very limited circumstances. This means, among other restrictions, that preferred shareholders are not entitled to vote to approve corporate transactions, including mergers or consolidations of the Company with other companies. See “Item 10. Additional Information – Description of the Company’s Bylaws – Voting Rights – Voting Rights of the Preferred Shares.”

Exchange controls and restrictions on remittances abroad may adversely affect holders of ADSs

     The Brazilian custodian for the Preferred Shares must obtain a certificate of registration from the Central Bank of Brazil to remit U.S. dollars abroad for payments of dividends, any other cash distributions, or upon the disposition of the shares and sales proceeds related thereto. If a holder of ADSs decides to exchange its ADSs for the underlying Preferred Shares, such holder will be entitled to continue to rely, for five business days from the date of exchange, on the depositary’s certificate of registration. Thereafter, such holder may not be able to obtain and remit U.S. dollars abroad upon the disposition of the Preferred Shares, or distributions relating to the Preferred Shares, unless such holder obtains its own certificate of registration with the Central Bank or qualifies under Resolution No. 2,689/00 of the Conselho Monetário Nacional (the National Monetary Council or CMN), which entitles qualified foreign investors to buy and sell securities on the Brazilian stock exchanges without obtaining a separate certificate of registration.

The relative volatility and liquidity of the Brazilian Securities Markets may adversely affect holders of ADSs

     Investing in securities, such as the Preferred Shares or ADSs, involving emerging market risk, including risks relating to Brazil, involves a higher degree of risk than investments in securities of issuers from more developed countries, and such investments are generally considered speculative in nature. Investments involving risks relating to Brazil, such as the Preferred Shares and the ADSs, are subject to certain economic and political risks, including, without limitation, changes in the regulatory, tax, economic and political environment that may affect the ability of investors to receive payment, in whole or in part, in respect of their investments and restrictions on foreign investment and on repatriation of capital invested.

     The Brazilian securities markets are substantially smaller, less liquid and more volatile than major securities markets in the United States. These factors may substantially limit the ability of holders of ADSs to sell the Preferred Shares underlying their ADSs at a price and at a time at which holders of ADSs wish to do so. The Bolsa de Valores de São Paulo (the “São Paulo Stock Exchange”, or “BOVESPA”), which is the principal Brazilian stock exchange, had a market capitalization of approximately U.S.$124.0 billion as of December 31, 2002 and an average daily trading volume of approximately U.S.$190.7 million for 2002. In comparison, the New York Stock Exchange had a market capitalization of U.S.$13.4 trillion as of December 31, 2002 and an average daily trading volume of approximately U.S.$40.9 billion for 2002.

     There is also significantly greater concentration in the Brazilian securities markets. The 10 largest companies in terms of market capitalization represented approximately 46% of the aggregate market capitalization of the BOVESPA as of December 31, 2002. The 10 most widely traded stocks in terms of trading volume accounted for approximately 55.4% of all shares traded on the BOVESPA in 2002. See “Item 9. The Offer and Listing –Trading on the Brazilian Stock Exchanges.”

     The Company’s corporate affairs are governed by the Company’s bylaws and the Brazilian Corporate Law, which differ in certain respects from the legal principles that would apply if the Company were incorporated in a jurisdiction in the United States, such as Delaware or New York, or in certain other jurisdictions outside Brazil. In addition, rights of holders of ADSs or of the Preferred Shares under the Brazilian Corporate Law to protect their interests relative to actions taken by the Company’s Board of Directors or common shareholders may be fewer and less well-defined than under the laws of those of other jurisdictions outside Brazil.

     Holders of ADSs may not be able to exercise the preemptive rights relating to the Preferred Shares underlying their ADSs unless a registration statement under the Securities Act is effective with respect to those rights or an exemption from the registration requirements of the Securities Act is available. The Company is not obligated to file a registration statement with respect to the shares relating to these preemptive rights, and the Company cannot assure holders of ADSs that the Company will file any such registration statement. Unless the Company files a registration statement or an exemption from registration applies, holders of ADSs may receive only the net proceeds from the sale of their preemptive rights by the depositary or, if the preemptive rights cannot be sold, such rights may lapse.

Developments in other emerging markets may adversely affect the market price of the Preferred Shares and ADSs

     The market price of the Preferred Shares and the ADSs may be adversely affected by declines in the international financial markets and world economic conditions. Although economic conditions are different in each country, investors’ reaction to developments in one country can affect the securities markets and the securities of issuers in other countries, including Brazil. Brazilian securities markets are, to varying degrees, influenced by economic and market conditions in other emerging market countries, especially those in Latin America. The economic recession in Argentina, Brazil’s largest trading partner in Latin America, continues to adversely affect Brazil. An escalation of the ongoing economic turmoil in Argentina, as well as adverse economic developments in other emerging markets (i.e., the Asian economic crisis of 1997 and the 1998 Russian debt moratorium and devaluation of the Russian currency), may adversely affect investor confidence in securities issued by Brazilian companies, causing their market price and liquidity to suffer and, more directly, may affect the Company’s financial condition, its ability to raise capital when needed and the market price of the Preferred Shares and the ADSs.

ITEM 4. INFORMATION ON THE COMPANY

History and Development of the Company

     Braskem S.A. is a sociedade anônima (corporation) organized under the laws of Brazil for the purpose of manufacturing, trading, importing and exporting chemical and petrochemical products and fuels, as well as producing and supplying steam, water, compressed air and electric power to companies operating in the Camaçari Petrochemical Complex in Bahia, Brazil (the “Northeastern Complex”), and the rendering of services to those companies. Braskem is the new corporate name of Copene Petroquímica do Nordeste S.A. (“Copene”). The current organizational structure of the Company is the result of a significant corporate restructurings undertaken in Brazil, integrating six major Brazilian petrochemical companies: Copene; OPP Química; Trikem; Proppet; Nitrocarbono and Polialden.

     Copene was founded in 1972 as Petroquímica do Nordeste Copene Ltda. for the purpose of planning, executing and coordinating the activities of the Northeastern Complex. The construction of the Northeastern Complex formed part of a Brazilian federal government development policy implemented in the early 1970s to diversify the geographical distribution of industrial assets to promote economic growth across different regions in Brazil. At that time, the only petrochemical complex in Brazil was located in the State of São Paulo. On June 18, 1974, Copene was duly incorporated as a sociedade anônima (corporation) under the laws of Brazil and renamed Copene

Petroquímica do Nordeste S.A. Since 1978, when Copene commenced operations, the Company has grown to become the largest basic petrochemicals company in Brazil and Latin America.

Acquisition of Control by Norquisa

     Prior to August 1995, Petroquisa, the petrochemical affiliate of Petrobras, owned 36.2% of the total capital of Copene, representing 48.2% of the voting capital of Copene. Petrobras historically provided all of the Company’s requirements of naphtha, its principal raw material. In August 1995, as part of the Brazilian government’s privatization program, Petroquisa sold 14.8% of the total capital of Copene, representing 32.8% of its voting capital, through an auction. Nordeste Química S.A. - Norquisa (“Norquisa”), a company owned by petrochemical producers located in the Northeastern Complex, acquired a portion of the shares sold in the auction, and the remainder was acquired by various Brazilian pension funds. Each of the shareholders of Norquisa purchased basic petrochemical products and utilities from Copene under long-term contracts. At the time of this auction, the shareholders of Norquisa were:

•	Participações Petroquímicas do Nordeste Ltda. (“Petronor”), which held 23.7% of the voting stock of Norquisa. Petronor was a wholly owned subsidiary of Polialden, which was controlled by Conepar - Companhia Nordeste de Participações (“Conepar”).

•	Pronor Petroquímica S.A. (“Pronor”), which held 16.0% of the voting stock of Norquisa. Pronor is a wholly owned subsidiary of Petroquímica da Bahia S.A. (“PQBA”), a member of a group of companies controlled by the Mariani family (the “Mariani Group”).

•	Trikem, which held 16.0% of the voting stock of Norquisa. Trikem was controlled at that time by Odebrecht S.A. (“ODB”), the holding company of the Odebrecht Group.

•	Politeno, which held 12.5% of the voting stock of Norquisa. The principal shareholders of Politeno at that time were Conepar, PSQ Investimentos e Participações Ltda. (“Suzano”), Sumitomo Chemical Company Limited (“Sumitomo Chemical”) and Itochu Corporation (“Itochu”).

•	EDN - Estireno do Nordeste S.A. (“EDN”), which held 12.5% of the voting stock of Norquisa. EDN is controlled by Dow Chemical.

•	Oxiteno do Nordeste S.A. (“Oxiteno”), which held 10.4% of the voting stock of Norquisa. Oxiteno is controlled by Ultrapar Participações S.A.

•	Polipropileno S.A. (“Polipropileno”), which held 8.9% of the voting stock of Norquisa. Polipropileno is controlled by Suzano.

     Following this auction, 58.4% of Copene’s voting capital was owned by Norquisa, 1.7% was owned by Odebrecht Química S.A., a member of the Odebrecht Group (“Odequi”), 15.4% was owned by Petroquisa, 5.8% was owned by Previ – Caixa de Previdência dos Funcionários do Banco do Brasil, the pension fund of Banco do Brasil (“Previ”), 5.7% was owned by Fundação Petrobras de Seguridade Social – Petros, the pension fund of Petrobras (“Petros”), and the remainder was owned by various other Brazilian pension funds and by several private investors.

The Econômico S.A. Empreendimentos Auction

     In 1995, Banco Econômico S.A., a Brazilian financial institution (“Banco Econômico”), collapsed and the Central Bank intervened. At the time of Banco Econômico’s collapse, Banco Econômico owned 56.3% of the capital stock, representing 63.8% of the voting stock, of Conepar. The other shareholders of Conepar were:

•	Intercapital Comércio e Participações Ltda. (“Intercapital”), a company controlled by the Odebrecht Group and the Mariani Group, which held 31.9% of the capital stock, representing 36.2% of the voting stock, of Conepar; and

•	BNDES Participações S.A. – BNDESPAR (“BNDESPAR,” the holding company of the Brazilian National Bank for Economic and Social Development or BNDES), which owned 11.8% of the capital stock of Conepar.

     Conepar, in turn, owned:

•	less than 1.0% of the voting stock of Norquisa;

•	35.0% of the voting stock, representing 31.0% of the capital stock, of Politeno, a producer of thermoplastic resins; and

•	66.7% of the voting stock, representing 42.6% of the capital stock, of Polialden, a producer of thermoplastic resins.

     As part of an effort to restructure and reconsolidate the petrochemical sector in Brazil, the Central Bank, as liquidator of Banco Econômico, conducted an auction (the “Auction”) on July 25, 2001 to sell Econômico S.A. Empreendimentos (“ESAE”), a company formed to hold the capital stock of Conepar that was owned by Banco Econômico. In the Auction, Nova Camaçari Participações S.A. (“Nova Camaçari”), an entity formed by the Odebrecht Group with the specific purpose of participating in the Auction, acquired ESAE.

     Under the terms of the Auction, Nova Camaçari was obligated to comply with the shareholders’ agreement of Conepar and the tag-along rights of Banco Econômico, ESAE, Odequi, Trikem, PQBA, Nitrocarbono, Pronor, Companhia Brasileira de Poliuretanos, Conepar and Intercapital. Members of the Odebrecht Group and of the Mariani Group exercised their tag-along rights with respect to their shares of Intercapital, and BNDESPAR exercised its tag-along rights with respect to its shares of Conepar. As a result, Nova Camaçari acquired all of the capital stock of Intercapital and was obligated to purchase the capital stock of Conepar owned by BNDESPAR. Following these acquisitions, Nova Camaçari owned, directly and indirectly, 100% of Conepar’s voting capital stock.

     In addition, members of the Odebrecht Group and the Mariani Group exercised their tag-along rights with respect to their shares of Proppet, a company that was wholly owned by members of the Odebrecht Group and the Mariani Group. As a result, Nova Camaçari acquired all of the capital stock of Proppet.

     In connection with the Auction, members of the Odebrecht Group acquired the capital stock of Norquisa held by Petronor for R$241.9 million and the capital stock of Norquisa held by Trikem. As a result, the Odebrecht Group owned 39.7% of the voting capital of Norquisa and, together with the Mariani Group, held a combined 55.8% of the voting stock of Norquisa. On July 27, 2001, Odequi and PQBA entered into a shareholders’ agreement with respect to their direct and indirect equity interests in and control of Norquisa and the Company. In addition, on July 3, 2001 and July 20, 2001, Odequi and PQBA entered into memoranda of understanding with respect to the terms of shareholders agreements with Petroquisa, Petros and Previ. See “Item 7. Major Shareholders and Related Party Transactions – Shareholders Agreements.”

     On the same day as the Auction, Copene acquired Nova Camaçari (the “Nova Camaçari Acquisition”). The main objective of the Nova Camaçari Acquisition was to restructure several Brazilian petrochemical companies to create a company with integrated operations, allowing greater operational and fiscal efficiency than was enjoyed by Copene alone. As part of the corporate restructuring process in September 2001:

•	Nova Camaçari closed the acquisition of the non-voting capital stock of Conepar owned by BNDESPAR;

•	Nova Camaçari merged with and into Copene;

•	Intercapital merged with and into Copene; and

•	Proppet merged with and into Copene.

     The structure of the Company immediately following these transactions is set forth below. The percentages above or to the left of the connecting lines represent the percentage of voting stock owned by the parent of each entity and the percentages below or to the right of the connecting lines represent the percentage of the total capital stock owned by the parent of each entity.

(1)	Copene did not control the operating and financial policies of Norcell S.A. (“Norcell”) because of certain covenants contained in a shareholders’ agreement dated April 20, 1989 between Copene and Riocell S.A. (“Riocell”).

The Related Party Mergers

     As part of the Company’s strategy to create a company with integrated operations, on August 16, 2002:

•	Copene merged with OPP Produtos Petroquímicos S.A. (“OPP Produtos”), the holding company of the Odebrecht Group’s chemical and petrochemical assets (the “OPP Produtos Merger”), and exchanged a portion of its shares in an aggregate amount of U.S.$20.0 million for OPP Produtos’s stock based on a net asset valuation of OPP Produtos (excluding OPP Produtos’s interest in OPP Química and Trikem); and

•	Copene merged with 52114 Participações S.A. (“52114 Participações”), the holding company of the Mariani Group’s chemical and petrochemical assets (the “52114 Merger” and, together with the OPP Produtos Merger, the “Related Party Mergers”), and exchanged a portion of its shares in an aggregate amount of U.S.$20.9 million for 52114 Participações’s stock based on a net asset valuation of 52114 Participações.

Upon the completion of the Related Party Mergers, the corporate name of Copene was changed to Braskem S.A.

     The principal assets of OPP Produtos were:

•	100% of the voting stock, representing 81.2% of the capital stock, of OPP Química, a company engaged in the production of polyethylene and polypropylene.

•	29.5% of the capital stock and voting stock of Copesul, a company that produces basic petrochemicals for the Southern Complex.

     OPP Produtos owned 64.4% of the voting stock, representing 36.3% of the capital stock, of Trikem, the only vertically integrated manufacturer of PVC in Brazil.

     The Company issued shares representing 43.7% of its capital stock and voting stock to ODB as consideration for the capital stock of OPP Produtos.

     The principal asset of 52114 Participações was 92.3% of the capital stock of Nitrocarbono, a public company engaged in the manufacture of caprolactam, which is used in the production of textile thread (Nylon-6) and ammonium sulfate, which is used as a fertilizer. The Company issued shares representing 3.6% of its capital stock and voting stock to Pronor as consideration for the capital stock of 52114 Participações.

     The structure of the Company as of December 31, 2002 is set forth below. The percentages above or to the left of the connecting lines represent the percentage of voting stock owned by the parent of each entity and the percentages below or to the right of the connecting lines represent the percentage of the total capital stock owned by the parent of each entity.

Braskem, S.A.
100.0%
87.2%
Copene Monômeros Especias, S.A.
81.9%
81.9%
Tegal Terminal de Gases, Ltda. (1)
20.1%
20.1%
Petroflex Indústria e Comércio S.A.
36.1%
35.1%
Cetrel S.A. – Empresa de Proteçao Ambiental (2)
76.5%
86.1%
Norcell S.A. (3)
29.5%
29.5%
Copesul-Companhia Petroquímica do Sul (4)
95.5%
92.3%
Nitrocarbono S.A.
100.0%
100.0%
Econômico S.A. Empreendimentos
63.8%
56.3%
36.1%
43.6%
Copene Participações S.A. (5)
66.7%
42.6%
Polialden Petroquímica S.A.
35.0%
34.7%
Politeno Indústria e Comércio S.A.
100.0%
98.4%
Odebrecht Química S.A.
100.0%
100.0%
OPP Química S.A.
64.4%
41.5%
Trikem S.A. (6)

(footnotes on following page)

(1)	Represents 73.1% of the voting and total capital stock of Tegal Terminal de Gases, Ltda. (“Tegal”) owned by Braskem, 6.4% of the voting and total capital stock of Tegal owned by Trikem and 2.4% of the voting and total capital stock of Tegal owned by OPP Química.

(2)	Represents 17.7% of the voting and total capital stock of Cetrel S.A. – Empresa de Proteção Ambiental (“Cetrel”) owned by Braskem, 14.5% of the voting and total capital stock of Cetrel owned by Trikem, 2.7% of the voting and total capital stock of Cetrel owned by Nitrocarbono, 0.7% of the voting and total capital stock of Cetrel owned by OPP Química, and 0.4% of the voting and total capital stock of Cetrel owned by Polialden.

(3)	Braskem has no control over the operating and financial policies of Norcell as a result of covenants contained in a shareholders agreement dated April 20, 1989 between Copene and Riocell.

(4)	Represents 20.7% of the voting and total capital stock of Copesul owned by Braskem, 3.0% of the voting and total capital stock of Copesul owned by OPP Química, and 5.8% of the voting and total capital stock of Copesul owned by OPE Investimentos S.A. (“OPE Investimentos”). OPP Química owns 89.4% of the capital stock, representing 92.1% of the voting stock, of OPE Investimentos.

(5)	The name of Conepar was changed to Copene Participações S.A. (“Copene Participações”) in April 2002.

(6)	Represents 5.3% of the capital stock Trikem owned by Braskem, and 64.4% of the voting capital stock, representing 36.3% of the total capital stock, of Trikem owned by OPP Química. The capital stock of Trikem owned by Braskem is non-voting.

Recent Developments

     Since December 31, 2002, the Company has completed the following transactions:

•	In February 2003, as required by the Brazilian Corporate Law as a result of the merger of 52114 Participações into the Company, the Company conducted an exchange offer for the remainder of the voting capital of Nitrocarbono. On February 13, 2003, the Company purchased the tendered shares, and the Company at such time owned approximately 100% of the voting capital stock representing 93.8% of the total capital stock of Nitrocarbono. The Company exchanged 1,612,169 of its class A preferred stock for 2,257,935 common shares of Nitrocarbono.

•	On March 31, 2003, the Company merged with OPP Química, ESAE and Nitrocarbono. Before these mergers, OPP Química and ESAE were wholly owned subsidiaries of the Company. Before the Company’s merger with OPP Química, Odequi distributed the shares of OPP Química to Braskem. In connection with its merger with Nitrocarbono, the Company issued 67,698 shares of its class A preferred stock to the former shareholders of Nitrocarbono.

     The Company’s structure today is set forth below. The percentages above or to the left of the connecting lines represent the percentage of voting stock owned by the parent of each entity and the percentages below or to the right of the connecting lines represent the percentage of the total capital stock owned by the parent of each entity. All of these companies are organized under Brazilian law.

(1)	Represents 84.4% of the voting and total capital stock of Tegal owned by the Braskem and 6.4% of the voting and total capital stock of Tegal owned by Trikem.

(2)	Represents 21.1% of the voting and total capital stock of Cetrel owned by Braskem, 14.5% of the voting and total capital stock of Cetrel owned by Trikem, and 0.5% of the voting and total capital stock of Cetrel owned by Polialden.

(3)	Braskem has no control over the operating and financial policies of Norcell as a result of covenants contained in a shareholders agreement dated April 20, 1989 between Copene and Riocell.

(4)	Represents 23.7% of the voting and total capital stock of Copesul owned by Braskem and 5.8% of the voting and total capital stock of Copesul owned by OPE Investimentos. Odequi owns 89.4% of the capital stock, representing 92.1% of the voting stock, of OPE Investimentos.

Controlling Shareholder

     The Odebrecht Group is a group of companies that was formed by the Odebrecht family in the Northeastern state of Bahia beginning in 1945. As of December 31, 2002, the Odebrecht Group was one of the 10 largest Brazilian private-sector conglomerates in terms of revenue. The main sectors in which the Odebrecht Group participates are:

•	heavy construction and engineering through Construtora Norberto Odebrecht S.A.;

•	chemicals and petrochemicals through the Company; and

•	infrastructure and public services through Odebrecht Serviços de Infraestrutura S.A.

Registered and Principal Executive Officers of the Company

     The Company’s registered office is at Rua Eteno 1561, Camaçari, Bahia 42810-000 and its telephone number at this address is 55-71-632-5200. The Company’s principal executive office is at Av. Nações Unidas, 4777, CEP 05477-000 São Paulo, SP, Brazil, and its telephone number at this address is 55-11-3443-9999.

Material Subsidiaries and Equity Investees

     As of December 31, 2002, the Company’s significant subsidiaries were Trikem, OPP Química, Polialden and Nitrocarbono. In addition, the Company’s equity investments in Copesul and Politeno have a significant impact on the Company’s Consolidated Financial Statements. Set forth below is a summary of the Company’s equity investments in, and the operations of, these companies.

Trikem

     Trikem is a sociedade anônima (corporation) organized under the laws of Brazil. At December 31, 2002, the Company owned directly and indirectly 64.4% of the voting capital stock, and 41.5% of the total capital stock, of Trikem.

     The Company’s Vinyls Unit is comprised of the operations of Trikem. Trikem is the only vertically integrated producer of PVC in Brazil. Its production is integrated through the production of chlorine and other raw materials. Trikem also manufactures and sells caustic soda, EDC and chlorine. Trikem’s activities are conducted at five industrial plants, two located in the Northeastern Complex, one in São Paulo, and one in Maceió and Marechal Deodoro, Alagoas. For details of these operations, see “—Overview of Braskem’s Operations—The Vinyls Unit.”

     The Company, through OPP Química, which merged with and into the Company on March 31, 2003, ODB and BNDESPAR have entered into a shareholders’ agreement in respect of their shares of Trikem. Under the shareholders’ agreement, the Company and ODB have agreed to vote their shares to elect one member of Trikem’s board of directors designated by BNDESPAR. To ensure that BNDESPAR always designates at least one member of Trikem’s board of directors, the Company and ODB agreed to maintain voting control over Trikem (through agreement or otherwise). If, however, the Company and ODB collectively are unable to elect a majority of the board of directors plus one member designated by BNDESPAR, the Company and ODB agree to take all steps in order to appoint a non-voting member of Trikem’s board of directors to represent BNDESPAR. Under the shareholders’ agreement, the Company and ODB also granted tag-along rights to BNDESPAR in the event that they sell their voting control of Trikem to a third party. BNDESPAR also may require the Company and ODB to purchase its Trikem shares if they do not comply with the terms of the shareholders’ agreement and do not cure any such non-compliance within a specified period. The shareholders’ agreement expires on August 24, 2011, or on any earlier date that BNDESPAR ceases to hold more than 10.0% of the Trikem’s capital stock, or more than 5.0% of the capital stock of any successor company.

OPP Química

     OPP Química was a sociedade anônima (corporation) organized under the laws of Brazil. At December 31, 2002, the Company indirectly owned 100% of the capital stock of OPP Química. OPP Química was merged into the Company on March 31, 2003.

     Prior to its merger into the Company, the activities of OPP Química included fabricating, processing, enhancing, manufacturing, mixing, importing, exporting, purchasing, distributing and selling plastic resins, as well as raw materials, derivates and related products, and providing technical and administrative consulting services relating to these activities. OPP Química also acted as a holding company for its subsidiaries and its equity investments in associated companies.

     Prior to its merger into the Company on March 31, 2003, OPP Química operated four plants, three located at the Southern Complex and one located in the Northeastern Complex. For details of these operations, see “—Overview of the Company’s Operations—The Polyolefins Unit.”

Polialden

     Polialden is a sociedade anônima (corporation) organized under the laws of Brazil. At December 31, 2002, the Company indirectly owned 66.6% of the voting capital stock and 42.6% of the total capital stock, of Polialden.

     Polialden is engaged in manufacturing, processing, selling, importing and exporting high density polyethylene (ultra high molecular weight polyethylene) and other chemical and petrochemical products. Polialden operates an industrial unit in the Northeastern Complex. For details of these operations, see “—Overview of the Company’s Operations—The Polyolefins Unit.”

     The Company’s subsidiary, Conepar has entered into a shareholders’ agreement with Mitsubishi Chemical Industries Limited (“Mitsubishi”) (representing itself and Nissho Iwai Corporation (“Nissho Iwai”)) with respect to its shares of Polialden. Mitsubishi owns 16.6% of the voting stock, representing 6.8% of the capital stock, of Polialden. Under this shareholders’ agreement, each of Conepar and Mitsubishi has agreed with Mitsubishi not to cause Polialden to take certain actions unless the other party agrees, including amending Polialden’s bylaws, dissolving or liquidating Polialden, merging Polialden with another company, redeeming shares of its stock or debt obligations, selling its fixed assets, encumbering its property and engaging in transactions with certain related parties, in some cases subject to exceptions. The shareholders’ agreement provides that Conepar will agree with Mitsubishi with respect to the nomination of Polialden’s board of directors, executive officers and fiscal council. However, as Conepar owns the majority of the voting stock, if it is unable to agree with Mitsubishi, Conepar has the right to appoint the directors and executive officers.

Nitrocarbono

     Nitrocarbono was a sociedade anônima (corporation) organized under the laws of Brazil. At December 31, 2002, the Company owned 92.2% of the capital stock, representing 95.4% of the voting capital stock, of Nitrocarbono. Nitrocarbono was merged into the Company on March 31, 2003.

     Prior to its merger into the Company, Nitrocarbono was engaged in the manufacture, processing, trade, import, export and other activities related to the production and sale of caprolactam, which is used in the production of textile thread (Nylon-6) and ammonium sulfate, which is used as a fertilizer, as well as by-products of caprolactam. Nitrocarbono also acted as a holding company for its equity investments in associated companies.

     Nitrocarbono operated one industrial unit in the Northeastern Complex. For details of these operations, see “—Overview of the Company’s Operations—The Business Development Unit.”

Copesul

     Copesul is a sociedade anônima (corporation) organized under the laws of Brazil. At December 31, 2002, the Company owned, directly and indirectly, 29.5% of the voting and total capital stock of Copesul.

     Copesul is engaged in the manufacture, trade, import and export of basic petrochemical products and the production and supply of utilities, such as steam, water, compressed air and electrical energy, and the supply of those utilities to the companies in the Southern Complex, and the provision of services to companies in the Southern Complex. The Company currently purchases ethylene and propylene, the principal raw materials used by the Company’s plants in the Southern Complex, from Copesul.

     The Company has entered into a shareholders’ agreement with Ipiranga Petroquímica S.A. (“Ipiranga”) with respect to the Company’s shares of Copesul. Ipiranga owns 29.4% of the voting and total capital stock of Copesul. Through this shareholders’ agreement, the Company and Ipiranga jointly control Copesul. The Company has a right of first refusal in respect of sales by Ipiranga of any of its shares in Copesul. The Company has agreed to consult with Ipiranga prior to any meeting of the board of directors or shareholders of Copesul and to vote its shares together with Ipiranga with respect to certain matters, including policies relating to the allocation of the excess amounts of raw materials, policies relating to the distribution of profits, the election of members of the board of directors, changes to Copesul’s bylaws, approval of indebtedness in excess of certain limits, sales of assets in excess of certain limits, investments in excess of certain limits and any merger of Copesul with another company. The Company has also agreed that neither it nor Ipiranga will vote to approve any of the above matters unless the Company and Ipiranga vote at least three-quarters of the shares held by them and such action at a meeting of the parties to the shareholders’ agreement, or if no quorum is obtained at such meeting, of three-quarters of the shares present at a second meeting.

     The shareholders’ agreement provides that the Company will vote with Ipiranga in a manner designed to ensure that both the Company and Ipiranga are able to elect the maximum possible directors of Copesul. This shareholders’ agreement is effective until August 2022. The parties to this shareholders’ agreement have agreed not to enter into shareholders’ agreements with any other shareholders of Copesul.

Politeno

     Politeno is a sociedade anônima (corporation) organized under the laws of Brazil. At December 31, 2002, the Company owned 35.0% of the voting capital stock, representing 34.7% of the total capital stock of Politeno.

     Politeno is engaged in the manufacture, processing, direct or indirect trade, consignment, export, import and transportation of polyethylene, principally LDPE, LLDPE and HDPE, and certain byproducts, principally ethylene vinyl acetate. Politeno also acts as a holding company for its subsidiaries and its equity investments in associated companies. Politeno currently purchases ethylene, its principal raw material, from the Company.

     The Company (through Conepar) has entered into a shareholders’ agreement with Suzano, Sumitomo Chemical and Itochu with respect to its shares of Politeno. Suzano owns 35.0% of the voting stock, representing 34.7% of the total capital stock of Politeno, Sumitomo Chemical owns 20.0% of the voting stock, representing 16.8% of the total capital stock of Politeno, and Itochu owns 10.0% of the voting stock, representing 8.4% of the total capital stock of Politeno. The Company has the right to elect two of the seven members of the board of directors of Politeno and, together with Suzano, the right to elect a third member of the board of directors, which right is exercised alternatively by the Company and Suzano (e.g., Suzano elects a member of the board of directors for one term and then the company elects a member of the board of directors for the succeeding term). The Company also has the right to elect one of Politeno’s six executive officers.

     The Company has agreed in the Politeno shareholders’ agreement that it will attempt to reach unanimous decisions with respect to certain actions to be taken by the board of directors or shareholders of Politeno, including changes to Politeno’s bylaws, subject to certain exceptions, dissolution or liquidation of Politeno, the merger of Politeno with another company, transactions with affiliates of Politeno in excess of specified amounts or in excess of specified durations, encumbering of assets of Politeno in excess of specified amounts and entering into contracts or indebtedness in excess of certain specified amounts.

     The Company also has interests in other companies in respect of which it has entered into shareholders’ agreements, including Petroflex Indústria e Comércio S.A. (“Petroflex”), Norcell, Borealis-OPP S.A. (“Borealis-OPP”) and Copene Monômeros S.A. (“Copene Monômeros”).

Principal Capital Expenditures

     The Company’s capital expenditures were U.S.$115.5 million in 2002, U.S.$146.3 million in 2001 and U.S.$58.4 million in 2000. The Company’s principal capital expenditure projects during 2000 through 2002 were:

•	the expansion of the Company’s ethylene production capacity at the Northeastern Complex;

•	the upgrade in the facilities of the Aratu port terminal and the related pipeline system; and

•	other operating improvements made in the Company’s Vinyls, Polyolefins and Business Development Units.

     The Company is currently completing the expansion of the ethylene production capacity of its pyrolysis plant that is part of the Olefins Unit 1. Upon completion of this expansion by the end of 2003, this plant’s ethylene production capacity will reach 1,280,000 tons of annual nominal capacity. The total cost of this expansion is estimated at U.S.$67.5 million, of which U.S.$61.0 million was incurred in 2002.

     In response to the termination of Petrobras’s monopoly over naphtha supply in Brazil, in 2001, the Company invested in the adaptation of the existing maritime pier located at Aratu and the construction of pipelines, storage tanks and other facilities necessary to receive and transport imported naphtha to its basic petrochemicals plants. The total cost of this project was approximately U.S.$37 million.

     Each of the Company’s business units undertakes a regular program of maintenance shutdowns. The pyrolysis plant that is part of the Olefins Unit 1 was shutdown for 92 days in 2002, which shutdown took place for the performance of regular maintenance and expansion of the plant’s ethylene production capacity, which expansion project is expected to be completed by the end of 2003. The pyrolysis plant that is part of Olefins Unit 2 is scheduled to be shutdown for maintenance in November 2003. The Company coordinates the maintenance cycles of its polyolefins plants in the Northeastern Complex with those of its basic petrochemicals plants and of its polyolefins plants in the Southern Complex with those of Copesul. The Company’s PVC, caustic soda, PET and caprolactam plants are shut down for maintenance every two years.

     On December 19, 2000, OPP Petroquímica S.A. (“OPP Petroquímica,” a predecessor of OPP Química) sold 80% of its ownership and voting interest in OPP Polímeros Avançados S.A. (“OPP Polímeros”) to Borealis A/S, a European group, for cash. OPP Polímeros then changed its name to Borealis-OPP. The Company, through OPP Petroquímica, has agreed to continue to supply polypropylene resins to Borealis-OPP for a period of at least 10 years on market terms. Borealis-OPP produces specialized compounds in two production facilities for use in manufacturing applications in the automotive, appliance and injection-molded furniture industries.

Petrochemical Industry Overview

     The petrochemical industry transforms crude oil by-products or natural gas into widely used consumer and industrial goods. The Brazilian petrochemical industry is generally organized into first, second and third generation producers based on the stage of transformation of various raw materials, or feedstocks.

First Generation Producers

     Brazil’s first generation producers, which are referred to as “crackers,” break down or “crack” naphtha, their principal feedstock, into basic petrochemicals. The crackers purchase their naphtha, which is a by-product of the oil refining process, primarily from Petrobras, as well as other refineries located outside of Brazil. The basic petrochemicals produced by the crackers include (1) olefins, primarily ethylene, propylene and butadiene and (2) aromatics, such as benzene, toluene and xylenes. The Company, Copesul, and Petroquímica União (“PQU”), operate Brazil’s three crackers and sell these basic petrochemicals to second generation producers. The basic petrochemicals, which are in the form of either gases or liquids, are transported to the second generation producers’ plants, generally located near the crackers, through pipelines for further processing.

Second Generation Producers

     Second generation producers process the basic petrochemicals purchased from the crackers to produce thermoplastic resins and intermediate petrochemicals. These products include (1) polyethylene, polystyrene and PVC (each produced from ethylene), (2) polypropylene and acrylonitrile (each produced from propylene), (3) caprolactam (produced from benzene) and (4) polybutadiene (produced from butadiene). There are approximately 48 second generation producers operating in Brazil. The intermediate petrochemicals are produced in solid form as plastic pellets or powders and are transported by truck to third generation producers, which generally are not located near the second generation producers. The Company is the only integrated first and second generation petrochemical company in Brazil.

Third Generation Producers

     Third generation producers, known as transformers, purchase the intermediate petrochemicals from second generation producers and transform them into final products. These final products include plastics (produced from polyethylene, polypropylene and PVC), acrylic fibers (produced from acrylonitrile), nylon (produced from caprolactam), elastomers (produced from butadiene) and disposable containers (produced from polystyrene). Third generation producers produce a variety of consumer and industrial goods, including containers and packaging materials, such as bags, film and bottles, textiles, detergents, paints, automobile parts, toys and consumer electronic goods. There are over 6,000 third generation producers operating in Brazil.

Petrochemical Complexes

     The production of first and second generation petrochemicals in Brazil centers around three major complexes. These are the Northeastern Complex located in Camaçari in the State of Bahia, the São Paulo complex located in Capuava in the State of São Paulo (the “São Paulo Complex”), and the Southern Complex. Each complex has a single first generation producer, also known as the “raw materials center” operated by the Company, PQU and Copesul, respectively, and several second generation producers that purchase feedstock from the raw materials center.

     The Northeastern Complex began operations in 1978. The Northeastern Complex consists of 28 second generation producers situated around the Company, as the raw materials center for this Complex. As of December 31, 2002, the Company had an annual ethylene production capacity of 1,200,000 tons and in 2002 accounted for approximately 42% of Brazil’s installed ethylene production capacity.

     The São Paulo Complex began operations in 1968 and is the oldest petrochemical complex in Brazil. PQU, the operator of its raw materials center, supplies first generation petrochemicals to 11 second generation producers, including the Company. As of December 31, 2002, PQU had an annual ethylene production capacity of 500,000 tons.

     The Southern Complex began operations in 1982. Copesul, the operator of this Complex’s raw materials center, supplies first generation petrochemicals to six second generation producers, including the Company. As of December 31, 2002, Copesul had an annual ethylene production capacity of 1,135,000 tons.

     A fourth petrochemical complex is being constructed in the State of Rio de Janeiro. Rio Polímeros, a Brazilian petrochemical company, will serve as the cracker for the new complex and is constructing a petrochemical plant in Duque de Caxias, Rio de Janeiro, with an annual capacity to produce 520,000 tons of ethylene, 75,000 tons of propylene and 540,000 tons of linear low density polyethylene and high density polyethylene. This plant will use natural gas as a feedstock and has announced that it expects to commence operations in June 2004.

Role of the Brazilian Government

     The current structure of the petrochemical industry reflects the Brazilian government’s plan, developed during the 1970s, to establish a domestic petrochemical industry to serve Brazilian markets. First and second generation producers, such as Braskem, are located within close proximity of each other to allow the common use of facilities, such as utilities, and to facilitate feedstock delivery. Prior to their respective privatization, production capacity expansions at the crackers and the second generation producers were coordinated to ensure that the supply of petrochemicals met demand. During this period, the infrastructure that developed around or near the complexes further fostered the interdependence of first and second generation producers, as limited facilities were constructed to facilitate the transportation and storage of feedstocks for import or export.

     The Brazilian government developed the Brazilian petrochemical industry by promoting the formation of tripartite joint ventures among the Brazilian government, foreign petrochemical companies and private Brazilian investors. Petrobras’s majority-owned subsidiary, Petroquisa, participated in each joint venture as the representative of the Brazilian Government; a foreign petrochemical company provided technology and a Brazilian private sector company provided management.

     In 1992, the Brazilian government began a privatization program to reduce significantly its interests in, and influence over, the petrochemical industry, particularly with respect to first and second generation producers. This program was designed to increase private investment in the petrochemical industry and to spur its consolidation and rationalization. As a result of privatization auctions, the Brazilian Government’s ownership of the voting stock of Braskem, Copesul and PQU was significantly reduced, and the private ownership of the second generation producers, through the private groups that participate in the voting stock of the crackers, increased. These privatizations also fostered the development of the Company and the vertical integration of its operations.

     The following table sets forth the percentage of the indirect interests held in the crackers’ voting stock before the privatization of each of them and as at December 31, 2002.

		Before privatization			As at December 31, 2002

	Date of		Private			Private
	privatization	Government	Groups	Others(1)	Government	Groups	Others (1)

Copesul	May 15, 1992	67.2	2.1	30.7	15.6	52.9	31.5
PQU	Jan. 24, 1994	67.8	31.9	0.3	17.5	62.3	20.2
Braskem (2)	Aug. 15, 1995	48.2	50.4	1.4	8.1	79.0	12.9

(1)	Pension funds, banks and employees.

(2)	The decrease in government ownership of the Company’s capital stock also reflects the merger of Copene (which was partially state-owned) with OPP, Nitrocarbono and Proppet (which were majority-owned by private groups).

Role of Petrobras

     Until recently, Brazil’s Constitution granted the Brazilian government a monopoly, exercised through Petrobras, over the research, exploration, production, refining, importing, and transporting of crude oil and refined petroleum products (excluding petrochemical products) in Brazil. The Brazilian Constitution also provided that by-products of the refining process, such as naphtha, could only be supplied in Brazil by or through Petrobras. Naphtha is the feedstock used in Brazil for the production of basic petrochemicals such as ethylene and propylene. Since 1995, the Brazilian government has taken several measures to deregulate the petrochemical industry in Brazil. With the creation of the Agência Nacional de Petróleo (the National Petroleum Agency, or ANP), in 1997, new rules and regulations have been implemented, aimed at gradually liberalizing Petrobras’s monopoly. Since 2000, several first generation producers, including Braskem, have imported naphtha from trading companies and oil and gas producers abroad.

     Petrobras produced and sold approximately 80% of the naphtha consumed in Brazil in 2002. Braskem and Copesul collectively imported the remaining 20% of naphtha consumed in Brazil in 2002.

Tariffs

     The Company sets prices for ethylene, its principal first generation petrochemical product, using a margin sharing system. Prices paid for imported first generation products are based on international market prices, taking into account transportation and tariff costs. The prices charged by first generation producers are based on similar factors. Tariff rates imposed by the Brazilian Government on petrochemical imports have varied over time. See “—Overview of the Company’s Operations—The Basic Petrochemicals Unit—Sales and Marketing of Basic Petrochemical Products.” The price of ethylene by-products, such as butadiene, is set by reference to several market factors, including the prices paid by second generation producers for imported products.

     Second generation producers, including the Company, generally set prices for their products by reference to several market factors, including the prices paid by third generation producers for imported products. Prices paid for such imports are based in part on transportation and tariff costs. Consequently, the prices charged by the second generation producers are affected by tariff rates imposed by the Brazilian government on petrochemical imports. In the past, the Brazilian government has frequently used import and export tariffs to effect economic policies, with the consequence that tariffs generally, and those imposed on petrochemical products in particular, have varied significantly. In November 1997, for example, the import tariffs for polyethylene, polypropylene and PVC were increased from 14% to 17%, but were subsequently reduced to 15.5% on January 1, 2002. On January 1, 2002, the import tariff for caustic soda was reduced from 10.5% to 9.5%. As of December 31, 2002, the import tariffs for basic petrochemical products ranged between 3.5% and 5.5% (except for caustic soda) and the import tariffs for second generation petrochemical products ranged between 3.5% and 15.5%. Imports and exports within the Mercosul countries have not been subject to tariffs since December 2001.

     The following table shows the fluctuation of the tariffs on basic petrochemicals and second generation petrochemicals after 1993. The tariff rates shown are those applicable at the end of the respective years.

	2002(1)	2001(2)	2000	1999	1998	1997(3)	1996	1995		1994		1993

						(%)
Basic petrochemicals
Ethylene	3.5	4.5	5	5	5	5	2	2		0		0
Propylene	3.5	4.5	5	5	5	5	2	2		0		0
Butadiene	3.5	4.5	5	5	5	5	2	2		0		0
Toluene	5.5	6.5	7	7	7	7	4	4		0		0
Benzene	5.5	6.5	7	7	7	7	4	4		0		0
Ortho-xylene	5.5	6.5	7	7	7	7	4	4		0		0
Para-xylene	5.5	6.5	7	7	7	7	4	4		0		0
Caustic soda	9.5	10.5	11	11	11	11	8	1		0	(5)	5
Second generation petrochemicals
TDI	15.5	16.5	17	17	17	17	14	14		14	(6)	15
EDC	11.5	12.5	13	13	13	13	10	10		10	(7)	15
LAB	13.5	14.5	15	15	15	15	12	12		14	(8)	15	(12)
Ethylene oxide	3.5	4.5	5	5	5	5	2	2		0		0
Propylene oxide	3.5	4.5	5	5	5	5	2	2		0		0
HDPE	15.5	16.5	17	17	17	17	14	2		2	(9)	15
LDPE	15.5	16.5	17	17	17	17	14	2		2	(9)	15
LLDPE	15.5	16.5	17	17	17	17	14	2		2	(9)	15
Polypropylene	15.5	16.5	17	17	17	17	14	2		2	(9)	15
Polystyrene	15.5	16.5	17	17	17	17	14	2		2	(9)	15
PVC	15.5	16.5	17	17	17	17	14	2		2	(9)	15
Styrene	11.5	12.5	13	13	13	13	10	10		2	(10)	10
Acrylonitrile	13.5	14.5	15	15	15	15	12	8	(4)	2	(11)	15
DMT	13.5	14.5	15	15	15	15	12	8	(4)	2	(11)	15
Caprolactam	13.5	14.5	15	15	15	15	12	8	(4)	2	(11)	15

(1)	In 2002, the official tariff was 1.5% less than the rate stated above. An additional surcharge of 1.5% was assessed, which is included in the rate shown.

(2)	In 2001, the official tariff was 2.5% less than the rate stated above. An additional surcharge of 2.5% was assessed, which included in the rate shown.

(3)	An additional tariff of 3% was assessed commencing on November 13, 1997, which included in the rate shown.

(4)	4% until April 27, 1995; 8% after that date.

(5)	5% applied until March 1, 1994; 8% applied from March 1, 1994 through October 1, 1994; 0% from October 4, 1994.

(6)	15% applied until September 22, 1994; 14% after that date.

(7)	15% applied until September 22, 1994; 10% after that date.

(8)	15% applied until September 25, 1994; 14% after that date.

(9)	15% applied until September 25, 1994; 14% after that date; 2% from November 24, 1994.

(10)	10% applied until November 11, 1994; 2% after that date.

(11)	15% applied until September 22, 1994; 14% after that date; 2% from November 24, 1994.

(12)	20% applied until July 1, 1993; 15% after that date.

Source: ABIQUIM — Associação Brasileira da Indústria Química (the Brazilian Chemical Industry Association, or ABIQUIM).

Operating Environment

     The Brazilian markets in which the Company competes are cyclical that are sensitive to relative changes in supply and demand, which in turn, are affected by general economic conditions in Brazil and other countries in the Mercosul free trade area, particularly Argentina. The Brazilian markets are also affected by the cyclical nature of international markets because prices in Brazil are determined in part by reference to world petrochemical prices and prices paid by importers of petrochemicals products. Reductions in tariffs and other trade barriers have increasingly exposed the Brazilian petrochemical industry to the cyclicality of the international markets.

     Traditionally, the second and third quarters have been the periods of the year with the highest sales for the petrochemical industry in the Brazilian market. The increase during this six-month period is tied in part to production of consumer goods to be sold during the end of the year holiday season.

     With the growth of Brazilian GDP of approximately 1.5% in 2002 compared to 1.4% in 2001, the domestic demand in the three principal petrochemical markets – thermoplastics, elastomers and synthetic fibers – increased by approximately 2.6% compared to 2001. During 2002, imports of thermoplastics registered moderate growth of 1.7%. Although imports represent a small percentage of overall Brazilian petrochemical consumption, polyolefins and PVC imports grew by 11.0% and 9.8%, respectively, during 2002, while imports of PET and polystyrene decreased by 18.9% and 35.2%, respectively. The increase in polyolefins and PVC imports was in part linked to the economic crisis in Argentina, where producers of these products attempted to sell their excess capacity to Brazil in light of depressed demand for polyolefins and PVC in Argentina. PET and polystyrene imports decreased in line with cyclical patterns in those markets.

     The Company anticipates that demand for its products in Brazil will continue to grow due to increasing consumption of plastic-based products, population growth, improvements in per capita income and general economic growth in Brazil. In addition, despite the high growth rates for domestic consumption, Brazilian per capita consumption of second generation petrochemicals has been modest compared to per capita consumption in other countries, which the Company believes suggests a potential for future growth in Brazil.

     The following table sets forth information relating to the Company’s production, the estimated production of other Brazilian companies and exports of olefins and aromatics for the years indicated.

			Production				Estimated
			of Other				Total
	Total	Company	Brazilian				Domestic
	Production	Production	Companies	Imports		Exports	Consumption

			(in thousands of tons)
Olefins (1)
2002	3,847.8	1,591.8	2,256.0	N.A.	(5)	N.A	N.A.
2001	4,077.8	1,705.4	2,372.4	29.1		108.6	3,998.2
2000	4,309.2	1,790.3	2,519.0	2.4		93.0	4,218.6
Aromatics(2)
2002	1,541.2	666.6	874.6	N.A		N.A.	N.A.
2001	1,282.9	698.1	584.8	110.5		283.3	1,110.1
2000	1,349.3	712.6	636.7	78.7		372.1	1,055.9
Polyolefins(3)
2002	2,623.0	1,064.7	1,558.3	335.6		492.0	2,466.6
2001	2,557.1	1,031.0	1,526.1	302.3		487.8	2,371.6
2000	2,719.3	1,160.7	1,558.6	256.9		605.3	2,370.9

			Production			Estimated
			of Other			Total
	Total	Company	Brazilian			Domestic
	Production	Production	Companies	Imports	Exports	Consumption

			(in thousands of tons)
Vinyls(4)
2002	602.4	401.8	200.6	141.8	55.5	688.8
2001	538.1	363.4	174.7	129.2	46.7	620.5
2000	648.2	448.8	199.4	117.8	34.9	731.1
PET
2002	332.0	59.0	273.0	147.2	55.8	423.5
2001	329.0	56.5	272.5	181.6	28.3	482.4
2000	333.7	55.2	278.4	133.0	47.8	418.9
Caprolactam
2002	57.5	57.5	—	4.4	9.4	52.5
2001	48.2	48.2	—	3.3	4.2	47.3
2000	56.0	56.0	—	4.2	5.8	54.3

(1)	Includes ethylene, propylene and butadiene.

(2)	Includes benzene, toluene, xylenes and C9 solvent.

(3)	Includes polyethylene, high density polyethylene, low density polyethylene, linear low density polyethylene and polypropylene.

(4)	Suspension and emulsion PVC.

(5)	N.A. means not available.

Source: Olefins and Aromatics: Associación de Petroquímicos de Latino América (Latin American Petrochemical Association) and Braskem; Polyolefins, Vinyls, PET and Caprolactam: ABIQUIM and Braskem.

     The above estimates of total domestic consumption assume that all domestic production is immediately sold in the market and that there has been no change in total domestic inventory. Basic petrochemical producers are designed to operate with low inventories of products and low inventory storage capacities (the Company’s average storage time is approximately 20 days for finished goods and six days for naphtha).

Overview of the Company’s Operations

     The Company is the largest petrochemical company in Latin America and one of the five largest Brazilian industrial companies, based on net revenues. The Company has a diversified portfolio of chemical products, large competitive scale and a strategic focus on thermoplastics. The Company is the only Brazilian company with integrated first and second generation petrochemical production facilities. The Company also sells electricity and other utilities and services to unaffiliated customers.

     The Company is the result of a corporate restructuring process that integrated the operations of six Brazilian petrochemical companies: Copene; OPP Química; Polialden; Trikem; Proppet; and Nitrocarbono. The Company’s business operations are organized into four business units, corresponding to its principal products, production processes and markets:

•	Basic Petrochemicals (reflecting the operations of Copene, the Company’s predecessor);

•	Polyolefins (reflecting the operations of OPP Química and Polialden);

•	Vinyls (reflecting the operations of Trikem); and

•	Business Development (reflecting the operations of Nitrocarbono and Proppet and management of certain of the Company’s other minority investments).

     The integration of the operations of the six Brazilian petrochemical companies that formed the Company has resulted in and, the Company believes will continue to yield substantial savings and synergies, including, without limitation, in respect of taxes, procurement and logistics expenses, selling, general and administrative expenses and other operating expenses.

Business Strategy

     The Company’s strategy is to continue to (1) increase and strengthen the leading market positions of its second generation businesses in Brazil and Latin America and (2) improve its cost competitiveness through vertical integration (e.g., by producing ethylene and propylene, the principal raw materials for its second generation polyolefins products). The key elements of this strategy are as follows:

Increase Focus on Customer Relationships

     The Company is focusing on further improving customer service and developing closer, longer-term relationships with its customers. Recognizing the cyclical nature of the markets for its petrochemical products, the Company believes that by focusing on customer relationships it can strengthen customer loyalty during periods of lower demand for its products. The Company’s sales growth strategy is based on:

•	increasing the consumption of its current clients, including through the development of new applications focused on replacing non-plastic materials and other thermoplastics with plastics. To assist the Company in this effort, Braskem maintains technology, innovation and application facilities that seek to (1) optimize the ease with which its clients process its products, (2) identify new product market opportunities, (3) increase existing capacity, (4) reduce operating costs and (5) upgrade and optimize product technology in order to develop new products in response to its customers’ requirements. The Company also maintains pilot plants to accelerate the time-to-market of its new products;

•	increasing the volume of exports; and

•	entering into additional long-term supply contracts with existing and new clients.

Pursue Selected Growth Opportunities

     The Company is constantly in search of growth opportunities in the markets in which it competes or in related markets. For instance, the development of UTEC™, the Company’s ultra-light molecular weight polyethylene, has given the Company a new product line with market potential and profitability. Developed from one of the Company’s high density polyethylene units in Bahia, UTEC™ is a polymer for technical applications due to its superior mechanical properties. UTEC™ has been mainly sold in the United States. The Company’s production and sale of automotive gasoline is another example of a selected growth opportunity that the Company has pursued. The automotive gasoline produced by its Basic Petrochemicals Unit is of extremely high quality, which has allowed the Company to compete to a limited extent in the Northeast of Brazil and to export its gasoline to the United States.

Expand the Company’s Production Capacity

     The Company plans to expand progressively the production capacity of its business units over the next three to five years based on expected demand growth for its products. Expansion will be primarily achieved through efficiency enhancements at its plants and through modernizing production technology. The Company believes that this additional production capacity will help it to maintain its leadership position in the Brazilian markets in which it competes, as well as support its expansion into strategic export markets.

Continue to Reduce Operating Costs and Increase Operating Efficiencies

     In part as a result of its vertical integration, the Company is a low-cost producer of first and second generation petrochemicals. The Company has an ongoing program to increase operating efficiencies and to reduce operating costs, while capturing all potential synergies from the mergers that resulted in the formation of the Company. Since its consolidation in August 2002 through the mergers described in “History and Development of the Company,” the Company has decreased the overall number of its employees by approximately 13%, while at the same time increasing its production. In order to capture potential synergies from the mergers, the Company has assigned a team to monitor the development of all of its post-merger initiatives and to report frequently to its management to assure that adequate resources are promptly made available and efficiently used.

     The Company believes that securing its feedstock at competitive prices is an important part of its cost control and reduction program. Although its basic petrochemicals plants are capable of using naphtha, natural gas condensates or, to a limited extent, natural gas, as feedstocks, the Company uses naphtha almost exclusively. Naphtha is the most significant direct cost associated with the Company’s production of basic petrochemicals. Naphtha, including naphtha purchased by the Company’s Basic Petrochemicals Unit and naphtha used to produce the ethylene purchased by the Company’s Polyolefins Unit from Copesul, accounted for approximately 66% of its total cost of sales in 2002. Since the deregulation of the monopoly of Petrobras over the supply of naphtha and other petroleum refined products, the Company began to import naphtha, and during the year ended December 31, 2002, the Company purchased approximately 30% of its feedstock requirements through imported naphtha and natural gas condensate, primarily from suppliers located in Africa.

The Basic Petrochemicals Unit

     The Company’s Basic Petrochemicals Unit is comprised of the historical operations of Copene, the Company’s predecessor. Prior to the Nova Camaçari Acquisition on July 25, 2001, the operations of the Basic Petrochemicals Unit comprised all of the Company’s operations. Financial information with respect to the Basic Petrochemicals Unit that is contained in this section is based on the historical results of the Company prepared in accordance with Brazilian Corporate Law. See “—History and Development of the Company” and “Item 5. Operating and Financial Review and Prospects—The Auction, the Nova Camaçari Acquisition and the Related Party Mergers.”

     The Company’s basic petrochemicals operations are conducted in five major units (Olefins 1, Olefins 2, Aromatics 1, Aromatics 2 and Energy and Services) and various plants located at the Northeastern Complex. The Northeastern Complex is located:

•	36 kilometers from the Madre de Deus Port Terminal, a port terminal which is owned and operated by Petrobras;

•	27 kilometers from Refinaria Landulfo Alves Mataripe (“RLAM”), one of the largest refineries in Brazil, which is owned and operated by Petrobras; and

•	22 kilometers from the port terminal of Aratu, which is operated by Terminal Químico de Aratu S.A. – TEQUIMAR, a subsidiary of Ultrapar Participações S.A.

     The Company uses the Madre de Deus Port Terminal to unload naphtha imported by Petrobras or that comes from other Petrobras refineries located outside the State of Bahia. A pipeline owned by Petrobras transports naphtha from the Madre de Deus Terminal toward RLAM where it interconnects with RLAM’s naphtha pipeline system. RLAM’s naphtha pipeline system interconnects with the pipeline system of the port of Aratu, through which naphtha and natural gas condensate, a stream from natural gas fields that is similar to a naphtha-diesel blend, are transported to the Company’s basic petrochemicals plants.

     A 477 kilometer ethylene pipeline connects the Company’s basic petrochemicals units and plants to its chlorochemical complex in the State of Alagoas at which Braskem’s Vinyls Unit uses ethylene as a raw material in producing PVC and other products. See “—Overview of the Company’s Operations—Vinyls Unit.” In addition, the Northeastern Complex is serviced by a well-developed road and rail network, facilitating the transportation of petrochemicals to other regions of Brazil.

     The Company’s basic petrochemicals plants produce two principal types of petrochemicals: olefins and aromatics. During the year ended December 31, 2002, approximately 30.2% of Braskem’s olefin production and 12.6% of the Company’s aromatics production were consumed by the Company or sold to related parties, some of which have since merged with and into Braskem, for use in the production of second generation petrochemical products. See “Item 7. Major Shareholders and Related Party Transactions—Related Party Transactions.”

     The Company’s Basic Petrochemicals Unit also:

•	produces automotive gasoline, LPG and Solvent C9;

•	supplies steam, water, compressed air and electric power to other plants in the Northeastern Complex; and

•	renders services to the operators of other plants in the Northeastern Complex.

Products of the Basic Petrochemicals Unit

     The following chart shows the major products produced by the Basic Petrochemicals Unit, their derivative intermediate products and their most common end uses.

Braskem’s products	Intermediate products	Most common end uses

Olefins
Ethylene	Low density/linear low density polyethylene (2)	Garbage bags, packaging film, toys, housewares, electrical insulation, paper coatings

	High-density polyethylene (2)	Blow-molded plastic bottles (such as milk bottles)

	Ethylene oxide, used to produce ethylene glycol	Polyester fibers and PET resin

	Ethylene dichloride, used to produce polyvinyl chloride (1)	Pipes, home siding, upholstery, floor coverings

	Ethylbenzene, used to produce SM and then PS	Disposable cups and containers, high-impact plastics

Propylene (polymer and chemical grade)	Polypropylene (2)	Carpet-backing, luggage, bottles, diapers, raffia bags

	Acrylonitrile	Clothing, plastics

	Propylene oxide	Polyurethane foams for furniture and insulation, cleaning compounds and coatings

	Oxo alcohol	Plasticizers

Butadiene	Synthetic rubber, elastomers, resins	Tires, shoes, hoses, surgical gloves

Butene-1	Linear low density polyethylene (2)	Garbage bags, packaging film, toys, housewares, electrical insulation, paper coatings

Aromatics
Benzene	Ethylbenzene (used to make styrene monomer/polysterene)	Disposable cups, containers, high-impact plastics

	Cumene	Epoxies

	Cyclohexane (3)	Nylon

Braskem’s products	Intermediate products	Most common end uses

	Linear Alkyle Benzene	Detergents

Isoprene	Styrene-isoprene-styrene (SIS)	Adhesive

Toluene	Toluenediisocianate (TDI)	Urethane foams

Solvents

Para-xylene	Purified terephtahlic acid and Dimethyl terephthalate (DMT) (3)	Polyester film and fibers, PET resin (3)

Ortho-xylene	Phthalic anhydride and plasticizers	Flexible products from PVC

Others
MTBE	—	Octane booster for gasoline

Solvent C9	—	Solvents and thinners

Pyrolysis C9	—	Octane booster for gasoline

Fuels
Automotive Gasoline	—	Fuel for internal-combustion engines

LPG		Cooking gas

(1)	Produced by the Vinyls Unit. See “—Overview of the Company’s Operations—The Vinyls Unit.”

(2)	Produced by the Polyolefins Unit. See “—Overview of the Company’s Operations—The Polyolefins Unit.”

(3)	Produced by the Business Development Unit. See “—Overview of the Company’s Operations—The Business Development Unit.”

     Olefins. Polymer grade ethylene and propylene, known as monomers, are the Company’s primary olefins products and are building blocks for many types of plastics and resins. Ethylene and propylene serve as the chemical “backbone” for many consumer products. Different combinations of monomers are polymerized or linked together to form polymers or plastic resins, with varying properties and characteristics.

     The production of olefins involves the heating, compression, cooling and separation of the streams that are generated from naphtha, natural gas or gasoil under controlled temperature and pressure conditions. The Company’s Basic Petrochemicals Unit uses naphtha as its primary basic petrochemical feedstock. The Company’s production of olefins begins with “cracking,” a conversion process by which naphtha is heated in furnaces causing long-chain naphtha molecules to split into short chain molecules or to transform into other molecules in gaseous form. The gases produced are cooled, and then, a distillation process separates the heaviest materials (pyrolysis residue, pyrolysis gas oil and pyrolysis gasoline) from the lighter gases. The pyrolysis gasoline, after a hydrogenation process, is sent to the aromatics extraction unit where it is used as feedstock in the production of aromatics. The remaining gases are further cooled and compressed. The resulting products are then sent to the Company’s fractionation and purification unit where they are distilled for the recovery of high purity ethylene and propylene. High purity butadiene is obtained following cryogenic fractionation in the butadiene recovery unit. MTBE is produced by processing the remaining material from the butadiene recovery unit with methanol.

     Aromatics. Naphtha is also used as feedstock for the production of aromatics. The production of aromatics, known as “catalytic reformation,” involves inducing a chemical reaction by pumping the naphtha through reactors under controlled temperature and pressure conditions in the presence of chemical catalysts. The catalytic reformation unit produces two aromatic streams: light aromatic stream and heavy aromatic stream. The light aromatic stream moves to the aromatics extraction unit where, together with the pyrolysis gasoline produced during the olefin production process and in the presence of special solvents, an aromatic mixture called BTX extract is produced. BTX extract is then separated in the aromatics fractionation unit to yield high purity benzene, toluene and xylenes. The xylenes stream is subjected to separation and isomerization together with the “heavy aromatic stream” from the catalytic reformation unit to produce para-xylene, ortho-xylene, mixed xylenes and Solvent C9. Processing of the toluene stream in the toluene transalkylation unit can vary the amount of benzene, toluene and xylenes.

     Fuels. As by-products of its production of basic petrochemicals, the Basic Petrochemicals Unit also produces gasoline and LPG. The Company has been authorized by the ANP to produce and sell automotive gasoline and LPG in the domestic and international markets since August 15, 2000 and October 2, 2001, respectively. The Company expects to be authorized by ANP to produce and sell diesel fuel.

     Utilities. As by-products of its production of basic petrochemicals, the Company also produces electric power, steam, compressed air and drinking and demineralized water (together, “Utilities”), which are used in the Company’s own production process, including those of the Polyolefins Unit and the Vinyls Unit, and are also sold to approximately 40 companies in the Northeastern Complex. The Company’s Utilities facilities consist of units for thermoelectric power generation, water trapping and adduction, water treatment, and the production of steam and compressed air.

     Braskem generates an average of approximately 50% of the Northeastern Complex’s electricity consumption requirements, and CHESF-Companhia Hidroelétrica do São Francisco (“CHESF”), an electric power generation company located in the State of Bahia and serving the States of Alagoas and Bahia, furnishes the remainder.

Production Capacity of the Basic Petrochemicals Unit

     The table below sets forth the location, main products, production capacity and tons produced for the periods presented for the Company’s basic petrochemicals units and plants.

			Production
	Main	Production	Year Ended December 31,
Name	Products	Capacity	2002	2001

		(in tons)	(in tons)
Olefins Units 1 and 2	Ethylene	1,200,000	989,276	1,069,724
	Propylene	548,000	464,521	491,957
Plants of Aromatics Units 1 and 2 (1):
Butadiene Plants 1 and 2	Butadiene	170,000	137,976	143,700
MTBE Plants 1 and 2	MTBE	156,000	106,449	108,251
1-Butene Plant	1-Butene	31,000	20,530	—
Isoprene Plant	Isoprene	18,000	16,380	—
	Dicyclopentadiene (2)	19,000	19,799	18,897
Sulfolane Plants 1, 2 and 3	Coperaf-1 (3)	120,000	116,575	102,848
BTX Fractionation Plants 1 and 2	Benzene	370,000	318,373	317,223
	Toluene (2)	75,000	129,200	173,960
C8+ Fractionation Plant	Mixed Xylenes (2)	40,000	62,679	50,137
	Ortho-Xylene	60,000	48,135	46,001
	Solvent C9 (3)	24,000	6,803	3,455
Parex Plant	Para-Xylene	150,000	101,426	107,321
Blending Plant	Motor Gasoline (4)	600,000	326,493	351,806
	Liquified Petroleum Gas (4)	60,000	30,780	4,553

(1)	The Company’s Basic Petrochemical Unit defines the term “unit” to mean several plants that are linked together in order to produce other olefins or aromatics. Accordingly, the production capacity of Aromatics Units 1 and 2 is the sum of the production capacities of the various plants that form part of the units.

(2)	Actual production may exceed production capacity of certain plants when excess capacity is available in and borrowed from other plants in the Aromatics Units.

(3)	Solvents.

(4)	Motor gasoline and liquified petroleum gas production in cubic meters per year.

     The Company has two olefins units that produce ethylene and propylene. An olefins unit is divided into three sections: the hot section; the compression section; and the cold section. The hot section comprises the pyrolysis heaters, which are the thermo-reactors in which the liquid naphtha is evaporated in the convection section and is cracked in the radiation section. The effluent from the heaters goes to the hot section fractionation plant where the gases are separated from the pyrolysis gasoline and pyrolysis residue. The gases from the hot section go to the charge gas compressor, where they are compressed and sent to the cold section. In the cold section, the compressed gas is fractionated into many components, such as methane, hydrogen, ethylene, propylene, C-4 stream and pyrolysis gasoline. The cold section also contains propylene and ethylene compressors, used as the main equipment for two auxiliary systems to refrigerate other equipment.

     The first olefin plant commenced operations in 1978. This plant uses ABB Lummus Global technology and had an original annual capacity of 388,000 tons and 200,000 tons of ethylene and propylene, respectively. The Company is in the process of its third debottlenecking process at this plant, which will result in nominal annual capacity of 545,000 tons of ethylene and 258,000 tons of propylene, by the end of 2003. The second olefin plant commenced operation in 1992. This plant uses technology developed jointly by CENPES (Petrobras Research Center) and ABB Lummus Global for the hot section and technology developed by TECHNIP (a major French ethylene technology licensor) for the compression and cold sections of the plant. This plant had an original annual capacity of 450,000 tons and 290,000 tons of ethylene and polypropylene, respectively. However, the Company has increased its capacity to 655,000 tons of ethylene.

     The Company is completing an improvement of the Olefins 1 unit in 2002 that will increase the installed capacity of the unit and modernize and upgrade the technology of the unit. The Company shut down the pyrolysis plant that is part of the Olefins 1 unit for 92 days in 2002 for regular maintenance and expansion, resulting in reduced overall ethylene and propylene production during that year. The cost of these improvements in 2002 was approximately U.S.$61 million.

     The Company has two butadiene plants that receive the C4 stream from its olefins plants and separate butadiene as a main stream through an extraction process, using DMF as a solvent. The secondary stream is called raffinate 1 and serves as feedstock for the MTBE unit. The Company’s first butadiene unit commenced operation in 1978 and uses Nippon Zeon technology. The Company’s second butadiene unit commenced operation in 1992 and uses technology developed by the Company’s predecessor, Copene.

     The Company has two MTBE plants. The iso-butene from the raffinate 1 stream produced by the Company’s butadiene plants and from methanol, purchased from third parties, react to produce MTBE as a main stream and raffinate 2 as a secondary stream. The Company’s first MTBE plant commenced operations in 1987, and its second MTBE plant commenced operations in 1992. Both plants use Petroflex technology.

     The Company has one 1-butene plant that receives the raffinate 2 stream from the Company’s MTBE plants and subjects it to a super-fractionation process in which 1-butene is the main stream and raffinate 3 is the secondary stream that can be used in the production of liquified petroleum gas. The Company’s 1-butene plant commenced operation in 1992 and uses technology developed by Braskem’s predecessor, Copene.

     The Company has two DPG plants that receive the pyrolysis gasoline from the Company’s olefins plants and separate the C5 stream from the pyrolysis gasoline before it goes to the hydrogenation reactors and the Company’s isoprene unit or sulfolane plant. In the DPG plants, the pyrolysis gasoline stream goes to the first hydrogenation reactor where C5 (if any) is fractionated from mono-hydrogenated gasoline, which goes to the second hydrogenation reactor. The product of the second reactor is a stream rich in BTX (benzene, toluene and xylenes).

     The Company’s first DPG plant commenced operations in 1978 and uses ABB Global Lummus technology. The Company’s second DPG plant commenced operations in 1992 and uses technology developed jointly by Copene and the French Institute of Petroleum.

     The Company’s has one isoprene plant that receives the dehydrogenated C5 stream from the Company’s DPG units and performs a fractionation process that produces isoprene as the main product and a secondary stream of C5 raffinate, which can be used as feedstock for the pyrolysis heaters of the Company’s olefins plants or used in the production of automotive gasoline. The Company’s isoprene plant commenced operations in 1991 and uses technology developed by Japan Synthetic Rubber Company.

     The Company has three sulfolane plants that process the BTX stream from the DPG plants or from the catalytic reformation plant. Two of Braskem’s sulfolane plants are used to extract BTX from gasoline produced in the second hydrogenation reactor of the DPG plants. Their main product is the BTX aromatic stream, and their secondary product is PGH raffinate, which is used in gasoline production or sold in the solvent markets. The Company’s third sulfolane plant processes the BTX aromatic stream from the catalytic reformation plant. Its main product is the BTX aromatic stream and its secondary product is raffinate. The Company’s first two sulfolane plants commenced operations in 1978 and use technology developed by Universal Oil Products (“UOP”). The Company’s third sulfolane plant commenced operations in 1988 and uses technology developed by Braskem’s predecessor, Copene.

     The Company has two BTX fractionation plants that receive BTX from the sulfolane plants and fractionate it into benzene, toluene and C8+. The first BTX fractionation plant commenced operations in 1978 and uses UOP technology. The second BTX fractionation plant commenced operations in 1988 and uses technology developed by the Company’s predecessor, Copene.

     The Company has one catalytic reformation plant that receives medium naphtha from the naphtha fractionation plant. The catalytic reformation plant uses five reactor systems, loaded with platinum (Pt) catalyst, that convert non-aromatic products into aromatic products. Its main products are light aromatic stream (BTX rich stream) and heavy aromatic stream (C8+ stream), which are sent to the Company’s sulfolane plants and the C8+ fractionation plant, respectively.

     The Company has one naphtha fractionation plant that receives (1) full range naphtha and produces medium naphtha that is sent to the Company’s catalytic reformation plant and (2) light and heavy naphtha that may be used as feedstock for the Company’s olefins plants or used in the blending plant for gasoline production. This plant commenced operations in 1998 and uses technology developed by the Company’s predecessor, Copene.

     The Company has one C8+ fractionation plant that receives C8+ from the catalytic reformation plant and the BTX fractionation plants, fractionates it into xylenes and C9 stream, and sends the xylenes to the parex plant. It commenced operations in 1998 and uses technology developed by the Company’s predecessor, Copene.

     The Company has one parex plant that separates para-xylene from the blend of ortho-xylene, metha-xylene and para-xylene contained in the streams from the C8+ fractionation unit by using molecular sieves. Braskem’s parex plant commenced operations in 1978 and uses UOP technology.

     The Company has one isomar plant that converts ortho- and metha-xylenes into para-xylene through an isomarization process that uses special catalysts. The Company’s isomar unit commenced operations in 1978 and uses UOP technology. Together with the parex plant and the C8+ fractionation plant, the isomar plant forms the C8 loop system, a process cycle that yields para-xylene and other xylenes.

     Braskem also has a plant that uses a disproportionation process with special catalysts to convert toluene into benzene and xylenes with a high content of para-xylene. This plant commenced operations in 1998 and uses technology licensed by Mobil.

Maintenance of Basic Petrochemicals Unit Plants

     Until April 1998, maintenance services for the Company’s basic petrochemicals plants were carried out exclusively by CEMAN - Central de Manutenção Ltda. (“Ceman”), a wholly owned subsidiary of the Company specialized in industrial maintenance. Ceman also supplied personnel to the Basic Petrochemicals Unit for day-to-day activities and for periodic maintenance. However, in April 1998, the Company’s predecessor, Copene, decided to administer and perform part of its own maintenance services. Accordingly, Copene hired 163 employees, formed its own maintenance team and limited the scope of the maintenance contract with Ceman.

     Copene sold the assets of Ceman to Asea Brown Boveri Ltd. – ABB in April 1999. Although the assets of Ceman were sold, the Company (as successor of Copene) remains responsible for Ceman’s liabilities for the period before 1999. The Company has since entered into a new maintenance contract with ABB and has entered into maintenance contracts with other service providers.

     Because the Company has two independent olefins plants, uninterrupted production of ethylene and propylene may continue, even while maintenance services are being performed. In addition, other brief stoppages of operations that do not materially affect production output may take place, primarily for maintenance purposes, catalyst regeneration and equipment cleaning. Regular plant maintenance requires complete plant shutdowns from time to time, which usually take approximately 30 days to complete. Since commencing operations in July 1978, the Company’s largest Basic Petrochemicals plant has undergone seven scheduled major maintenance shutdowns as part of the Company’s regular maintenance policy. The last general shutdown, in July and August 2001, was carried out in the Company’s first ethylene production unit and lasted 25 days. This shutdown permitted inspection and maintenance of this unit, which had been operational for almost five years, and was intended to return the plant to its optimum efficiency and capacity. The cost of servicing the unit was approximately U.S.$15 million (not including the value of lost production during this shutdown). In 2002, the Company also shut down the pryolysis plant that is part of its Olefins 1 Unit for 92 days for scheduled maintenance and in order to increase the installed capacity of the unit and to modernize and upgrade the unit technologically. This shutdown resulted in reduced ethylene and propylene by the Basic Petrochemicals Unit in 2002. The cost of these improvements to the unit was approximately U.S.$61.0 million. The next general shutdown has been scheduled for the pyrolysis plant that is part of the Olefins 2 Unit, the smaller of the Company’s two ethylene plants, in November 2003, with an estimated duration of 25 days and an estimated total cost of U.S.$14 million.

Raw Materials of the Basic Petrochemicals Unit

     Naphtha, a crude oil-based product, represents the principal production and operating cost of the Basic Petrochemicals Unit. The price of naphtha varies primarily based on changes in the U.S. dollar-based international price of crude oil.

     Until recently, Petrobras exercised a monopoly over the research, exploration, production, refining, importation and transportation of crude oil and refined petroleum products in Brazil, including naphtha. In November 1995, the Brazilian Congress approved an amendment to the Brazilian Constitution to allow, among other activities, private sector entities in Brazil to conduct certain activities that had been performed solely by Petrobras. On August 6, 1997, the Brazilian Congress approved Law No. 9,478, aimed at liberalizing Petrobras’s monopoly and fostering competition in the oil and gas business in Brazil. This law created the ANP, which regulates oil-related activities in Brazil. The ANP has implemented rules and regulations that are intended to encourage the gradual liberalization of the Brazilian petroleum market.

     On August 9, 2000, the ANP ended Petrobras’s monopoly over the supply of naphtha in Brazil and implemented a policy of free naphtha price negotiation. After two months of negotiations, the Brazilian basic petrochemicals producers and Petrobras entered into a pricing agreement, and a pricing formula for naphtha was established. According to this formula, the price of naphtha supplied by Petrobras is linked to ARA quotations of naphtha’s price and to the U.S. dollar-real exchange rate. The price of naphtha in Brazil was U.S.$179.37 per ton in December 2001. The price increased significantly in 2002, reaching a high of U.S.$268.95 per ton in November 2002, due primarily to the threat of war between the United States and Iraq.

     Both of Braskem’s olefins plants currently use naphtha almost exclusively as a feedstock, although both plants are capable of using natural gas, to a limited extent, as a feedstock. Until the early 1980s, approximately 60% of feedstock used by first generation producers in Brazil was gas oil and 40% was naphtha, but the increased use of diesel fuel by trucks and buses in Brazil in the 1980s reduced the supply of gasoil available to the first generation producers. Currently, Braskem uses naphtha as its primary feedstock, and in 2002, naphtha accounted for approximately (1) 90% of the Basic Petrochemical Unit’s total variable cost of sales and (2) 66% of its total cost of sales, including naphtha purchased by the Company’s Basic Petrochemicals Unit and naphtha used to produce the ethylene that the Company’s Polyolefins Unit purchases from Copesul. However, due to the high price of naphtha, the Company is preparing to process alternate raw materials such as petroleum condensate, liquified petroleum gas and extra-light crude oil.

     The following table shows the ARA price of naphtha for the periods indicated.

	Price of Naphtha

	2002	2001	2000

	(in U.S. dollars per ton)
Average	228.00	215.92	263.25
Month ended
January	173.00	267.50	252.00
February	205.00	255.50	277.00
March	225.00	240.00	241.00
April	225.00	275.00	215.00
May	210.00	268.00	267.50
June	218.50	221.00	277.50
July	232.00	191.00	252.00
August	247.50	215.00	276.00
September	255.00	183.00	286.00
October	230.00	162.50	286.50
November	228.00	145.00	303.00
December	287.00	167.50	225.50

     As a result of the deregulation of Petrobras’s monopoly over the supply of naphtha, Braskem made investments in an aggregate amount of approximately U.S.$37 million in its transportation infrastructure to enable the Port of Aratu to receive shipments of imported naphtha. On December 31, 2001, the Basic Petrochemicals Unit received its first shipment of imported naphtha.

     During the years ended December 31, 2002 and 2001, the Basic Petrochemicals Unit purchased:

•	2,778 thousand tons of naphtha, representing 72.4% of its naphtha requirements, and 4,087 thousand tons representing 99.1% of its naphtha requirements, respectively, from Petrobras; and

•	1,059 thousand tons of naphtha, representing 27.6% of its naphtha requirements, and 35 thousand tons, representing 0.9% of its naphtha requirements, respectively, through imports of naphtha from suppliers located principally in Africa and elsewhere in South America.

     The current supply contract with Petrobras was initially entered into in 1978, had an initial duration of 10 years and is automatically renewable thereafter for further 10 year periods. The current term expires in 2008. The Company intends to import approximately 30% of its annual naphtha requirements in the future.

Sales and Marketing of Basic Petrochemical Products

     The following table sets forth, for the years ended December 31, 2002, 2001, and 2000, certain information regarding net sales of the Company’s Basic Petrochemicals Unit.

	Year ended December 31,

	2002			2001			2000

	Quantities			Quantities			Quantities
	sold	Net Sales		sold	Net Sales		sold	Net Sales

	(thousands of	(millions of		(thousands	(millions of		(thousands of	(millions of
	tons)	U.S. dollars)	(%)	of tons)	U.S. dollars)	(%)	tons)	U.S. dollars)	(%)
Domestic Sales	994.8	412.7	42.6	1064.8	514.4	42.4	1103.8	636.3	44.5
Ethylene(1)	994.8	412.7	42.6	1064.8	514.4	42.4	1103.8	636.3	44.5
Propylene(2)	415.2	147.2	15.2	421.1	148.4	12.2	487.7	228.3	16.0
Para-xylene(3)	99.4	38.3	5.7	114.8	55.7	4.6	128.4	61.2	4.3
Benzene(4)	223.5	67.3	3.9	223.2	66.3	5.5	233.8	85.8	6.0
Butadiene	147.3	55.6	6.9	134.5	65.0	5.4	153.1	68.7	4.8
Mixed xylenes	52.9	17.2	2.6	50.6	19.0	1.6	51.2	19.6	1.4
Ortho-xylene	48.9	20.3	2.1	41.9	17.7	1.5	36.9	16.1	1.1
Toluene	78.7	24.9	1.8	108.0	34.9	2.9	55.7	18.9	1.3
Others	—	85.4	8.8	—	84.9	7.0	—	128.4	9.0

Total domestic net sales	—	868.8	89.7	—	1006.4	89.3	—	1263.3	88.3
Total export net sales	—	99.8	10.3	—	121.0	10.7	—	167.7	11.7

Total basic petrochemicals net sales	—	968.6	100.0	—	1127.4	100.0	—	1431.0	100

(1)	Includes 471.9 thousand tons and 378.9 thousand tons of ethylene transferred to other business units of the Company during 2002 and 2001, respectively.

(2)	Includes 27.0 thousand tons and 19.6 thousand tons of propylene transferred to other business units of the Company during 2002 and 2001, respectively.

(3)	Includes 45.2 thousand tons and 39.2 thousand tons of para-xylene transferred to other business units of the Company during 2002 and 2001, respectively.

(4)	Includes 65.4 thousand tons and 49.0 thousand tons of benzene transferred to other business units of the Company during 2002 and 2001, respectively.

     Net sales of basic petrochemicals accounted for 38.8% and 42.2% of the Company’s net revenues on a combined basis for the years ended December 31, 2002 and 2001, respectively, giving effect to the Nova Camaçari Acquisition and the Related Party Mergers as if they had occurred on January 1, 2001. During the year ended December 31, 2000, net sales of basic petrochemicals accounted for 91.8% of Copene’s net revenues.

     During the year ended December 31, 2002, net sales of basic petrochemicals in Brazil accounted for U.S.$868.8 million, representing 77.1% of the Basic Petrochemicals Unit’s total net sales. In 2002, net sales of gasoline in the domestic market (not included in the table above) were U.S.$ 24.0 million. In the same year, exports sales by the Basic Petrochemicals Unit (including gasoline sales of U.S.$27.7 million) accounted for approximately U.S.$127.6 million representing 11.3% of the Basic Petrochemicals Unit’s net sales.

     The Company sells its basic petrochemicals products in Brazil mainly to second generation producers located in the Northeastern Complex as well as to customers in the United States and Europe. As is common with other first generation petrochemical producers in Brazil, the Company’s Basic Petrochemicals Unit has a high concentration of sales of basic petrochemicals to a limited number of customers.

     As part of the Company’s strategy following its formation in August 2002, its Basic Petrochemicals Unit has focused on developing longer-term relationships with its customers. The Company has entered into long-term supply contracts with several second generation producers located in the Northeastern Complex. These supply contracts generally have an initial 10-year term that is automatically renewable for five-year periods, unless one party notifies the other of its intention not to renew. The contracts provide for minimum and maximum quantities and monthly deliveries. The Company also sells liquified petroleum gasoline and automotive gasoline to Petrobras pursuant to a long-term contract.

     The Company determines the prices for its olefins and aromatics products with reference to several market factors. The price of ethylene that the Company charges is based on a margin sharing system. Under this system, the benefit or burden of higher or lower prices for ethylene derivatives, such as polyethylene, is shared between the Company and its customers. Conversely, the benefit or burden of higher or lower prices of naphtha will also be shared with the Company’s customers. The margin to be shared by first and second generation producers is calculated for each second generation product based on the market price charged by the second generation producer for its polyolefin resins. The market price for ethylene is based on benchmark costs imputed to, and actual costs incurred by, both first and second generation producers for the production of second generation products. The benchmark cost factors considered in determining the cost margin are the fixed costs, including depreciation, of leading first and second generation producers located in Europe. European producers are included in the calculation because, like Brazilian producers, they use naphtha as their primary feedstock (whereas first generation producers in the United States use natural gas as a feedstock for ethylene). Actual variable costs incurred by first and second generation producers are also used in calculating the price of ethylene. The margin for each product is determined by subtracting the production cost of each product from the average market price charged by the second generation producers for such product. This margin is then divided between the relevant first and second generation producers on a pro rata basis to reflect the relative capital investments made by the first and second generation producers in the production process for each product. The actual margins realized by the first and second generation producers depend on the degree to which their actual costs compare with the benchmark costs used in the pricing formula to calculate the margin.

     The Company calculates the monthly price of propylene by multiplying the monthly ethylene price it charges (including Brazilian taxes) by the ratio of the European contract price for propylene to the European contract price for ethylene. The Company determines the price of butadiene by using the European contract price for butadiene and its prices, unlike prices for the other basic petrochemical products, include freight costs. The Company sets the prices of solvents, fuels and Utilities with reference to domestic Brazilian prices for these items.

     The Basic Petrochemical Unit’s volume of export sales has, in large part, traditionally been a function of domestic demand for the Company’s products. Export sales represented 11.3% of the Basic Petrochemicals Unit’s net sales in 2002 and 9.1% in 2001. These sales were made mainly to customers in Europe and the United States. The Company’s management believes that the Company’s natural market for basic petrochemicals is Brazil, although it intends to increase export sales of automotive gasoline to the United States. The Company’s main focus is to maintain its leading position in the Brazilian market, while continuing to use its export operations to manage the relationship between installed capacity and domestic demand. The Company believes that its continued presence in the export markets is essential to manage overcapacity relating to the Brazilian market.

     The Company sets export prices for: (1) benzene, toluene, MTBE and gasoline with reference to prices prevailing in the U.S. Gulf market; (2) propylene, para-xylene, ortho-xylene and butene-1 with reference to prices prevailing in the European market; and (3) ethylene and butadiene on the basis of a derivative pricing formula.

     In addition to petrochemicals, Braskem produces Utilities for its own use and for sale to other second generation producers in the Northeastern Complex. The following table sets forth, for the years ended December 31, 2002, 2001 and 2000, certain information regarding the Basic Petrochemicals Unit’s sales of Utilities.

	Year ended December 31,

	2002			2001			2000

	Quantities			Quantities			Quantities
	sold	Net Sales		sold	Net Sales		sold	Net Sales

		(millions			(millions			(millions
		of U.S.			of U.S.			of U.S.
		dollars)	(%)		dollars)	(%)		dollars)	(%)
Electricity (1,000 MWh)	1,264.4	38.1	35.7	1,437.5	50.8	42.6	1,368.9	46.4	37.4
Steam (1,000 tons)	4,044.0	59.8	56.0	3,944.0	59.0	49.6	3,903.7	68.7	55.4
Treated water (1,000 m3)	15,742.0	5.4	5.1	16,309,2	5.6	4.7	16,211.0	5.9	4.8
Compressed air (1,000 Nm3)	205,515.0	3.5	3.3	202,602.9	3.6	3.1	199,158.0	3.0	2.4

Total sales of utilities	—	106.8	100.0	—	119.0	100.0	—	124.0	100.0

     Net sales of Utilities accounted for 4.3% and 4.5% of the Company’s net revenues on a combined basis for the year ended December 31, 2002 and 2001, respectively. During the year ended December 31, 2002, net sales of Utilities accounted for U.S.$106.8 million, representing 9.5% of the Basic Petrochemicals Unit’s net sales.

     Since August 15, 2000, Braskem has been authorized by the ANP to produce and sell automotive gasoline. In October 2001, in addition to gasoline, the Company was authorized to produce and sell LPG. Net sales of fuels amounted to U.S.$51.7 million in 2002, as compared to U.S.$84.5 million in 2001, corresponding to 6.4% and 4.6% of the Basic Petrochemicals Unit net revenue for these years, respectively.

     Sales of type “A” gasoline reached 324,000 cubic meters in 2002, compared to 349,000 cubic meters in 2001, representing a decrease of 7%. Over the last two years, the Company has been consolidating its position as a reliable gasoline supplier in the Northeastern States of Pernambuco, Bahia, Paraiba and Alagoas. The Company’s participation in the gasoline market in the Northeastern region of Brazil reached 6% in 2002.

     Braskem’s services business involves the storage of gaseous petrochemical products for companies located in the Northeastern Complex and is undertaken by Braskem’s controlled subsidiary, Tegal. Tegal is located in the port terminal of Aratu in the State of Bahia.

Competition

     Although there are currently three major petrochemical complexes in Brazil, Braskem’s basic petrochemicals customers, which are mostly second generation petrochemical producers with plants located in the Northeastern Complex, are unlikely to be able to obtain their feedstocks elsewhere at lower prices due to high transportation costs and logistical difficulties. Because ethylene requires cryogenic storage and transportation, at temperatures below -100º Celsius, exporting and importing ethylene is extremely costly. Because propylene may be compressed, it is generally less costly to import or export than ethylene. In addition, because Brazil is self-sufficient in the production of olefins, imports of these products are sporadic and generally associated with scheduled plant maintenance shutdowns. In 2002, a very small amount of ethylene was imported into Brazil.

The Polyolefins Unit

     The Company’s Polyolefins Unit is comprised of the operations of Polialden and the operations conducted by OPP Química prior to its merger with and into the Company. Prior to the OPP Merger on August 16, 2002, the only operations of the Polyolefins Unit were those conducted by Polialden. Prior to the Nova Camaçari Acquisition on July 25, 2001, the Company did not conduct any polyolefins operations. The results of Polialden are included in the Consolidated Financial Statements for periods after July 25, 2001, the date of the Nova Camaçari Acquisition. Although the Company acquired OPP Química on August 16, 2002, the results of OPP Química are included in the Consolidated Financial Statements in a manner similar to a pooling-of-interests for periods after July 25, 2001 as a result of the common control exercised by the Odebrecht Group over the Company and OPP Produtos after July 25, 2001, the date of the Nova Camaçari Acquisition and the date on which such common control had commenced. See “History and Development of the Company” and “Item 5. Operating and Financial Review and Prospects—The Auction, the Nova Camaçari Acquisition and the Related Party Mergers.” Historical financial information with respect to the Polyolefins Unit is set forth in Note 18 to the Consolidated Financial Statements. The financial information with respect to the Polyolefins Unit that is contained in this section is based on the combined historical results of Polialden and OPP Química prepared in accordance with the Brazilian Corporate Law and may not be indicative of the results that the Company’s Polyolefins Unit will achieve in the future.

     The Company’s polyolefin’s operations are conducted at seven plants located at two of Brazil’s petrochemical complexes. Four plants are dedicated to the production of polyethylene (two at the Southern Complex and two at the Northeastern Complex), and three plants at the Southern Complex are dedicated to the production of polypropylene.

Products of the Polyolefins Unit

     The following chart shows the major products produced by the Polyolefins Unit and their most common end uses.

Company’s Products	Most common end uses

Low density/linear low density Polyethylene	Garbage bags, packaging film, toys, housewares, electrical insulation, paper coatings
High density polyethylene	Blow-molded and injection-molded plastic bottles (such as milk bottles), crates, automotive fuel tanks
Polypropylene	Carpet-backing, luggage, bottles, diapers, raffia bags
Ultra High Molecular Weight Polyethylene	Compression-molded sheets, porous parts, ram-extruded sheets, profiles, filters, rods

     The manufacturing process of polyethylene and polypropylene generally consists of compressing ethylene and propylene, respectively, in a high pressure reactor. Catalysts are then added to the polymerization process, producing polyethylene and polypropylene. After the polymerization process, the polymers enter the decompression phase, during which additives are inserted to provide the final characteristics of the polyethylene and polypropylene resins.

     Polyethylene has the simplest chemical structure of all commercial polymers and is a very versatile material. World production volume of polyethylene is the highest among all commercial plastics. Polyethylene is used to manufacture a wide variety of products.

     While each form of polyethylene is preferred for certain applications, there is some overlap in the uses of these resins, and with certain modifications, polyethylene resins may be substituted for each other in certain end product manufacturing processes. For example, demand for linear low density polyethylene has grown since first introduced in 1989 and reduced demand for low density polyethylene as manufacturers of certain containers and film applications have switched their processes and technology to use linear low density polyethylene in a blend with low density polyethylene.

     The Company produces a variety of polyethylene resins, including low density polyethylene, linear low density polyethylene, high density polyethylene and ethylene vinyl acetate copolymer. The manufacturing process employed by its customers and the desired physical characteristics of the end product determine the polyethylene resin used. Low density polyethylene is the most flexible of polyethylene products and is used in a variety of film applications and in food packaging, trash bags and shopping bags. Linear low density polyethylene is used in applications requiring greater sealing capacity and better mechanical resistance, including films and flexible food packaging. For those applications that require rigidity, polyethylene offers the necessary strength.

Production Capacity and Technology of the Polyolefins Unit

     The table below sets forth the location, main products, production capacity and tons produced for the years presented for each plant currently in the Company’s Polyolefins Unit.

			Production (in tons)
			Year Ended December 31,
		Production
Location (Complex)	Main Products	Capacity (1)	2002	2001

		(in tons)
Triunfo (Southern)	Low density polyethylene	210,000	203,354	194,060
	Polypropylene (2)	100,000	—	—
	Polypropylene	215,000	189,226	184,371
	Polypropylene	235,000	215,120	192,316
	High density
	polyethylene/
	linear low density
	polyethylene (3)	300,000	216,171	197,319

			Production (in tons)
			Year Ended December 31,
		Production
Location (Complex)	Main Products	Capacity (1)	2002	2001

Camaçari (Northeastern)	High density polyethylene/
	linear low density(3)	200,000	141,089	165,8
	High density polyethylene /
	Ultra High Molecular Weight
	Polyethylene	130,000	103,892	125,441

(1)	Represents annual effective capacity in 2002.

(2)	This slurry plant is currently inactive.

(3)	Plant with swing line, capable of producing two types of resins. Capacity varies depending on actual production.

     The Company’s polyethylene is produced at four plants, two located at the Southern Complex and two located at the Northeastern Complex. The Company’s first polyethylene plant, located at the Southern Complex, commenced operations in 1982 and produces all of the Company’s low density polyethylene. This plant uses high-pressure Equistar technology on its autoclave line and tubular technology on its second line. This plant had an original annual capacity of 120,000 tons, but it has since been debottlenecked to 210,000 tons.

     The second polyethylene plant located at the Southern Complex, which commenced operations in 1999, is a 300,000 ton high density polyethylene/linear low density polyethylene swing plant that uses low-pressure Spherilene® technology licensed from Basell (formerly known as Montell). The Company entered into a license agreement for the Spherilene® technology that requires the payment of certain fees and annual royalties based on the amounts of linear low density polyethylene produced at this plant.

     One of the polyethylene plants located at the Northeastern Complex is capable of producing both high density polyethylene and linear low density polyethylene on its two production lines. This plant uses Unipol® low-pressure, gas-phase technology, developed by Union Carbide Corporation. The Company was granted a license in 1988, effective in 1992, to use Unipol® catalyst technology. The license expires in 2007 and includes provisions for purchase of catalysts by the Company during the term of the license. The Company made a lump sum royalty payment at the time of execution of the license and has no continuing royalty obligations. The Company pays for catalysts as they are supplied. The other polyethylene plant in the Northeastern Complex uses Mitsubishi® slurry technology and is capable of producing high density polyethylene and ultra-high molecular weight polyethylene.

     The Company produces polypropylene at three plants located at the Southern Complex. Both the first bulk plant, which commenced operations in 1991, and the second bulk plant, which commenced operations in 1997, use Spheripol® technology developed by Basell. The Company entered into a license in 1987 to use the Basell Spheripol® technology at its polypropylene plants, effective upon the commencement of operations in 1991. Pursuant to this license, the Company is allowed to use the technology for its current and future plants, without paying any additional royalties (e.g., the Company has satisfied its royalties obligations under the agreement). The Company’s first bulk plant had an original annual capacity of 130,000 tons, but the Company has debottlenecked to 215,000 tons. Similarly, the Company’s second bulk plant had an original annual capacity of 160,000 tons, but it has been debottlenecked to over 235,000 tons.

     The Company’s third polypropylene plant, which commenced operations in 1983, uses slurry technology developed by Hercules Inc. This plant had an original annual capacity of 50,000 tons, but the Company has debottlenecked it to over 100,000 tons. Although this plant uses older technology and is now inactive, the Company’s management believes that the quality of the products produced by this plant is comparable to the quality of products produced by plants with newer technology. Management intends to introduce new Spherizone® technology in each of its polypropylene plants beginning in 2005 and 2006.

Maintenance of Polyolefins Unit Plants

     The Company has a regular maintenance program for each of its polyolefins plants. Production at each polyolefins plant generally is shut down for 15 to 30 days every two years to allow for regular inspection and maintenance. Other brief stoppages that do not materially affect production occasionally take place for maintenance purposes. The Company coordinates the maintenance cycles of its Polyolefins plants with those of its Basic Petrochemicals plants. While its Basic Petrochemicals facilities must be shut down for up to 30 days for scheduled maintenance, the Company’s Polyolefins facilities are shut down for shorter periods because the Company maintains feedstock storage facilities that enable its polyolefin plants to operate for up to two weeks.

Research and Development

     The Polyolefins Unit maintains technology, innovation and application facilities at the Southern Complex. The Polyolefins Unit’s staff of 132 employees seeks to (1) optimize the ease with which clients process the products of the Polyolefins Unit, (2) identify new product market opportunities, (3) increase existing capacity, (4) reduce operating costs and (5) upgrade and optimize product technology in order to develop new products in response to customer requirements.

     The Polyolefins Unit maintains Spheripol®, Spherilene® and Unipol® pilot plants in the Southern Complex and the Northeastern Complex. Two of the Polyolefins Unit’s three pilot plants operate at l/100 the scale of its full-scale plants, and the other pilot plant operates at 1/200 the scale of its full-scale plants. The Polyolefins Unit uses its pilot plants to test potential efficiency-enhancing modifications to various stages of the production process and new product formulations. Management believes that these pilot plants give the Company a competitive advantage, as the Company’s competitors in Brazil do not maintain pilot plants.

     The Polyolefins Unit maintains catalysis, polymerization and polymer sciences laboratories in the Southern Complex and the Northeastern Complex. These laboratories assist the Company to develop new and improve existing (licensed or otherwise) catalysts and grades of portfolio resins. The Company has developed or improved upon the majority of the polyethylene and polypropylene products that it sells based on technology developed by the Company.

     The Polyolefins Unit maintains processing engineering and automation centers in the Southern Complex and the Northeastern Complex. These centers assist the Company in developing advanced process control technology that the Company makes available for licensing through a partnership with Pavilion Technology Inc. in the United States. These centers also assist the Company to (1) reduce its variable costs, (2) achieve operational stability and (3) increase its polyolefins production to optimal levels.

     While the Polyolefins Unit does not engage in new process technology research and development, it remains in regular contact with process technology licensors to keep abreast of new technologies and improvements. The Company tests new processes on a regular basis for potential licensing and follows advances and trends in the petrochemical industry through its relationships with Brazilian and international research universities and consortia, such as the University of Wisconsin Polymerization Reaction Engineering Laboratory at the University of Wisconsin-Madison. In addition, the Company maintains ongoing contracts with licensors in order to receive and install improvements developed for its existing processes.

     As part of the Company’s technology licensing arrangements, it has entered into technology sharing agreements with its licensors, whereby it is required to share with its licensors, and its licensors are required to share with it, any improvements made in the Unipol®, Spheripol® and Spherilene® technologies.

     The Company believes that the technology of the Polyolefins Unit allows the Company to produce, and to compete with other producers of, very high quality polyolefins products.

Raw Materials of Polyolefins Unit

     Ethylene and Propylene. The most significant direct costs associated with the production of polyethylene and polypropylene are the cost of ethylene and propylene, which together accounted for approximately 74% of the Company’s Polyolefins Unit’s total cost of sales during the year ended December 31, 2002. In 2002, approximately 33% and 64% of these raw materials were supplied by the Basic Petrochemicals Unit and Copesul, respectively. Because the cost of storing and transporting ethylene and propylene is substantial and there is inadequate infrastructure in Brazil for importing large quantities of ethylene or propylene, the Polyolefins Unit is highly dependent on the supply of ethylene and propylene supplied by the Basic Petrochemicals Unit and Copesul.

     As of December 31, 2002, Copesul had an annual ethylene capacity of 1,350,000 tons and an annual propylene production capacity of 567,000 tons.

     The Company has entered into a long-term ethylene and propylene supply contract with Copesul that extends through 2007 and is automatically renewable for additional five-year terms. The Company owns 29.5% of the total capital stock of Copesul. The Company’s ethylene purchases from Copesul are subject to an annual minimum of 268,200 tons and an annual maximum of 451,000 tons, while the Company’s propylene purchases are subject to an annual minimum of 262,200 tons and an annual maximum of 439,500 tons, in each case subject to daily and monthly limits. In 2002, the Company purchased approximately 388,000 tons of ethylene and all of its requirements of propylene (approximately 390,000 tons) from Copesul for the Company’s polyolefins operation in the Southern Complex.

     The Company negotiates the prices for the feedstocks for the Company’s polyolefins products with Copesul, based upon a pricing formula developed by the Brazilian petrochemical industry. The pricing formula provides for a method of cost margin sharing between the first generation and second generation producers located at the respective petrochemical complexes. For a description of the pricing of ethylene purchased by the Polyolefins Unit from the Basic Petrochemicals Unit, see “—The Basic Petrochemicals Unit—Sales and Marketing of Basic Petrochemical Products.” The prices charged by Copesul for ethylene that it supplies to the Polyolefins Unit are based on a similar formula.

     The following table sets forth the average prices per ton paid by OPP Química and Polialden for ethylene and propylene for the years indicated:

	Year Ended December 31,

	2002	2001

	(U.S.$ per ton)
Ethylene (1)	415	483
Ethylene (2)	453	528
Propylene (1)	354	352
Propylene (2)	378	400

(1)	Ethylene and propylene supplied by Braskem’s Basic Petrochemicals Unit.

(2)	Ethylene and propylene supplied by Copesul.

     In the production of linear low density polyethylene, the Company also uses butene and hexene as raw materials. Butene is supplied by Copesul and by the Basic Petrochemicals Unit, and the Company imports hexene from suppliers located in South Africa.

     Other Materials. In addition to overhead costs such as labor and maintenance, other costs associated with the production of polyethylene and polypropylene are for chemical catalysts, solvents and utilities, such as electricity, water, steam and nitrogen.

     The Unipol® plant in the Northeastern Complex uses catalysts, primarily Philips and Ziegler-Natta, supplied to Braskem by Union Carbide under a 15-year license. The high density polyethylene slurry plant produces its own catalysts. Akzo Chemicals Inc., which produces catalysts under a license from Basell, supplies the Polyolefins Unit with catalysts for polypropylene production on the bulk line in the Southern Complex. The Company imports some catalysts from the United States and Europe. In addition, the Company has invested in the production of its own catalysts for use in most of its existing production processes, as it believes that increasing Braskem’s production of its own catalysts will decrease production costs and reduce the Company’s dependency on imported catalysts. The Company purchases other catalytic agents, together with the inputs that the Company needs to produce its own catalysts for its slurry plant in the Northeastern Complex (to produce high density and ultra high molecular weight polyethylene) from various suppliers at market prices.

     The Company’s Basic Petrochemicals Unit supplies the Polyolefins Unit’s facilities in the Northeastern Complex with steam and water. Electricity is supplied at both complexes by third parties pursuant to long-term contracts, and in the Northeastern Complex by the Basic Petrochemicals Unit. Nitrogen is supplied at the Northeastern Complex by independent third parties. Copesul and a third party distributor supply the Southern Complex with nitrogen. The Company’s polyolefins plants in the Northeastern Complex are able to receive electricity from alternate sources if the Company is unable to meet its demand for electricity from its Basic Petrochemical Unit. The Company believes that there are sufficient alternative sources available at reasonable prices for these other inputs used in its polyolefins production process such that the loss of any single supplier would not have a material adverse effect on the Company’s operations.

Sales and Marketing of Polyolefins Products

     The following table sets forth, for the years ended December 31, 2002 and 2001, certain information regarding the combined net sales of Polialden and OPP Química.

	Year ended December 31,

	2002			2001

	Quantities			Quantities
	sold	Net Sales		sold	Net Sales

	(thousands of	(millions of		(thousands	(millions of
	tons)	U.S. dollars)	(%)	of tons)	U.S. dollars)	(%)
Domestic Sales
Polypropylene	395.1	266.7	30.5	338.5	266.5	31.5
Low density polyethylene	133.0	94.2	10.8	116.5	101.0	11.9
Linear low density polyethylene	130.1	92.5	10.6	124.7	103.2	12.2
High density polyethylene	227.7	158.3	18.2	250.7	204.0	24.1
Ultra high molecular weight polyethylene	0.9	1.3	0.1	0.8	1.2	0.1
Others	—	—	—	2.2	2.6	0.3

Total domestic sales	886.8	613.0	70.2	833.4	678.4	80.1
Exports	—	260.7	29.8	—	168.8	19.9

Total polyolefins net sales	—	873.7	100.0	—	847.3	100.0

     Net sales of the Polyolefins Unit accounted for 35.1% and 31.7% of the Company’s net revenues on a combined basis for the year ended December 31, 2002 and 2001, respectively.

     As a result of the Company’s acquisition in January 2002 of the ultra high molecular weight polyethylene business of Basell in the United States and Basell’s Brazilian subsidiary, the Company became the world’s second largest producer of UHMWP, a high technical performance engineering plastic. Exports of UHMWP increased by 186% in 2002, from 5,000 tons in 2001 to 14,300 tons in 2002, allowing the Company to occupy an important strategic position in the markets for this product in the United States and in Europe.

     As part of the Company’s efforts to integrate the operations of OPP Química into the Company, the Company’s Polyolefins Unit has focused on developing longer-term relationships with its customers. Recognizing the cyclical nature of the markets for its commodity products, the Company believes that it can strengthen customer loyalty during periods of low demand for polyethylene or polypropylene by providing a reliable source of supply to these customers during periods of high demand. Each account manager in the Polyolefins Unit is assigned numerous customers within a particular geographic area and works closely with these customers to determine their needs, to provide technical assistance and to coordinate the production and delivery of products with characteristics responsive to those needs. Customers submit annual proposals giving their estimated monthly requirements for the upcoming year for each of the Company’s polyolefins products, including technical specifications, delivery terms and proposed payment conditions. Account managers evaluate these proposals monthly to make any required adjustments and to monitor and ensure availability of supply for each customer.

     In addition to direct sales to the Company’s customers, the Polyolefins Unit sells the Company’s products through eight exclusive independent distributors. These distributors sell polyethylene and polypropylene products to manufacturers with lower volume requirements and can aggregate multiple orders for production and delivery such that the Company and its ultimate customers can share the cost savings. Furthermore, by serving smaller customers through a network of distributors, account managers in the Polyolefins Unit have been able to focus their efforts on delivering high quality service to a smaller number of direct customers. The Polyolefins Unit intends to continue to establish relationships with distributors that can consolidate sales to smaller customers and to increase sales through these distributors.

     The Company determines the prices for its polyethylene and polypropylene products with reference to several market factors that include the prices paid by third generation producers for imports of these products and prevailing market prices in Brazil.

     The Company’s volume of export sales traditionally has, in large part, been a function of domestic demand for its products. Export sales represented 29.8% of the Polyolefins Unit’s net sales in 2002 and 19.9% in 2001. These sales were made mainly to customers in South America and, to a lesser extent, in Asia, Africa, the Middle East and Europe.

     The Company’s main focus is to maintain its leading position in the Brazilian market, while continuing to use the Company’s export operations to manage the relationship between its installed capacity and domestic demand for its products. Currently, the Polyolefins Unit targets an annual average production in excess of expected Brazilian market demand by approximately 20% in order to meet variations in local demand and to respond to production fluctuations, seasonality and export product sales. The Company believes that its continued presence in the export markets is essential to manage overcapacity in the Brazilian market.

     The Company’s principal export market for polyolefins is South America, particularly the Mercosul countries, and the Company intends to increase its focus on sales of polyolefins in the Mercosul countries as well as in Chile. The Company has established a strategic position in the Southern Cone countries through regular sales to local distributors and agents who are knowledgeable in their respective markets. The Company’s strategy to increase its presence in the Southern Cone is intended, among other benefits, to reduce its exposure to the cyclicality of the international spot market through the development of long-term relationships with customers in neighboring countries. Export prices for sales in the Southern Cone countries of South America are based on regional prices, and these sales are made either with letters of credit or through bank collections.

     Export sales to buyers in countries outside the Southern Cone are based on international prices. The Company’s customer base consists primarily of trading houses, most of which have operations in the United States or in Hong Kong. All sales of this type are made with letters of credit.

Competition

     In 2002, imports of polyethylene into Brazil represented less than 17% (11% in 2001) of Brazil’s total consumption of polyethylene and less than 10% (less than 10% in 2001) of Brazil’s total consumption of polypropylene. The Company anticipates that competition from international producers may increase substantially, both in Brazil and in selected foreign markets in which the Company plans to attempt to increase sales of its polyolefins products. For example, Dow Chemical recently built a linear low density polyethylene facility in Bahía Blanca, Argentina, which facility became operational in 2001 with an annual capacity of 210,000 tons.

     The Company competes with a small number of Brazilian polyolefins producers and, to a lesser extent, with importers of these products. In the Brazilian polyethylene market, the Company competes with a number of companies that produce one or two of the products in its production line. Politeno, in which the Company owns 35.0% of the voting captial stock, representing 34.7% of the total capital stock, produces the same range of polyolefins products as the Company. Low density polyethylene is produced by Union Carbide do Brasil S.A., Petroquímica Triunfo S.A. (“Triunfo”) and Politeno, which in 2002 had installed capacities of 144,000 tons, 150,000 tons and 145,000 tons, respectively, compared to the Company’s installed capacity of 210,000 tons. However, the Company’s management believes that over the next few years, production of low density polyethylene will be phased out and replaced by linear low density polyethylene in the packaging segment. Accordingly, growth of the low density polyethylene market should be limited, although reduced supply of low density polyethylene may cause its price to exceed the price of linear low density polyethylene in the short term.

     Politeno and Ipiranga are the only other Brazilian producers of linear low density polyethylene, and in 2002, they had installed annual capacity of 180,000 tons and 150,000 tons, respectively, at swing plants that are also capable of producing high density polyethylene, compared to the Company’s installed annual capacity of 300,000 tons. Rio Polímeros, a Brazilian petrochemical company, is constructing a petrochemical plant in Duque de Caxias, Rio de Janeiro, with a capacity to produce annually 520,000 tons of ethylene, 75,000 tons of propylene and 540,000 tons of linear low density polyethylene and high density polyethylene, which will increase annual aggregate Brazilian production capacity of polyethylene by 35%. The plant will use natural gas as a feedstock, and Rio Polímeros has announced that it will commence operations in July 2004.

     Politeno, Ipiranga and Solvay also produce high density polyethylene. In 2002, these companies had installed high density polyethylene capacity of 180,000 tons, 500,000 tons and 82,000 tons, respectively.

     In the Brazilian polypropylene market, the Company competes with Ipiranga, Polibrasil (controlled by Basell, the largest polypropylene manufacturer in the world and a leader in polypropylene technology, and Suzano) and Braspol Polímeros S.A. These companies have combined installed annual capacity of 775,000 tons. In addition, Polibrasil is building a 300,000 ton polypropylene plant in Mauá, São Paulo, which is expected to commence operations in the second half of 2003.

     The Company does not have any competitors in the Brazilian ultra high molecular weight polyethylene market. Internationally, the Company’s primary competition in this market is Tacona (a business of German company, Celanese AG), which has 52% of the world wide production capacity of ultra high molecular weight polyethylene (twice the Company’s production capacity).

The Vinyls Unit

     The Company’s Vinyls Unit is comprised of the operations of Trikem. Prior to the OPP Produtos Merger on August 16, 2002, the Company did not conduct any vinyls operations. Although the Company acquired Trikem on August 16, 2002, the results of Trikem are included in the Consolidated Financial Statements in a manner similar to a pooling-of-interests for periods after July 25, 2001 as a result of the common control exercised by the Odebrecht Group over the Company and Trikem after July 25, 2001, the date of the Nova Camaçari Acquisition and the date on which such common control had commenced. See “History and Development of the Company” and “Item 5. Operating and Financial Review and Prospects—The Auction, the Nova Camaçari Acquisition and the Related Party Mergers.” Historical financial information with respect to the Vinyls Unit is set forth in Note 18 to the Consolidated Financial Statements. The financial information with respect to the Vinyls Unit contained in this section is based on the historical results of Trikem prepared in accordance with Brazilian Corporate Law and may not be indicative of the results that the Company’s Vinyls Unit will achieve in the future.

     The Company’s vinyls operations are conducted at five plants located in the Brazilian States of Bahia, Alagoas and São Paulo. Three plants are dedicated to the production of PVC, and two plants are dedicated to the production of caustic soda and chlorine (with the latter also producing ethylene dichloride).

Products of the Vinyls Unit

     The following chart shows the major products produced by the Vinyls Unit and their typical end uses.

Products	Typical end uses

Polyvinylchloride (PVC)	Pipes, sheeting, flooring, cable insulation, electrical conduit, packaging, laminated products, medical applications, toys, synthetic leather, flooring materials, bottle caps and seals, automobile corrosion prevention treatments and wallpaper coatings
Caustic Soda	Aluminum, pulp and paper, petrochemicals and other chemicals, soaps and detergents, waste treatment, textiles, dyes, food processing and electroplating
Ethylene Dichloride	Polyvinylchloride (PVC)
Chlorine	Ethylene Dichloride

     PVC. The Company’s Vinyls Unit produces suspension and emulsion PVC in various grades, as well as PVC copolymers. PVC is sold in bags and transported to third generation producers by truck. Approximately 95% of the Company’s PVC production is in the form of suspension PVC. The grades of PVC produced by the suspension process are the most widely used, including for use in the manufacture of pipes, sheeting, flooring, cable insulation, electrical conduit, packaging, laminated products and medical applications. PVC copolymers and grades of PVC produced by the emulsion process are more specialized products and are used in the manufacture of toys, synthetic leather, flooring materials, bottle caps and seals, automobile corrosion prevention treatments and wallpaper coatings. The Company’s Vinyls Unit also produces ethylene dichloride, the principal feedstock used in the production of PVC. The Company used approximately 75% of its ethylene dichloride production in 2002 for further processing into PVC and exported the remainder.

     Caustic Soda and Chlorine. The Company’s Vinyls Unit also produces caustic soda and chlorine. Caustic soda is a basic commodity chemical that is sold to producers of aluminum, pulp and paper, petrochemicals and other chemicals, soaps and detergents and to waste treatment plants. Caustic soda is also used in the textile industry to make fabrics more absorbent and improve the strength of dyes and in food processing and electroplating. The Company’s other business units consume approximately 3% of the caustic soda produced by the Vinyls Unit, and the remainder is sold to third parties.

     Chlorine is a basic commodity chemical that is used in a large variety of industries, with applications in water treatment and chemical and pharmaceutical production. The Company consumes approximately 81% of the Vinyl Unit’s chlorine production in its production of ethylene dichloride. The Company sells most of its remaining chlorine to a Brazilian company located near the Northeastern Complex that is connected to the Company via a specialized pipeline.

     The manufacturing process of chlorine and caustic soda consists of the electrolysis of sodium chloride brine, which produces free hydrogen, chlorine and caustic soda in solution. The Company burns the hydrogen for power, and separates and concentrates the chlorine and caustic soda. The Company combines chlorine with ethylene to produce ethylene dichloride. Ethylene dichloride is then “cracked” to produce vinylchloride monomer, which is polymerized to produce PVC. Suspension and emulsion are two of the commercial methods for polymerizing PVC resin. In the suspension process, a solution of vinylchloride monomer, catalysts, additives, dispersing agents and water are agitated and heated for approximately 10 hours, producing a PVC-water “clay” that is then dried into porous PVC particles. In the emulsion process, different catalysts, additives and dispersing agents are used, creating a more homogenous PVC-water “clay” that is similar to latex. The resulting PVC particles are thinner and more compact than in the suspension process.

Production Capacity and Technology of the Vinyls Unit

     The following table sets forth the location, main products, production capacity and tons produced for the years presented for each plant currently in the Company’s vinyls unit.

		Production	Production
		Capacity (1)	Year Ended December 31,

Location (Complex)	Main Products	2002	2002	2001

		(in tons)
Camaçari (Northeastern)	PVC	246,000	200,056	173,921
Camaçari (Northeastern)	Caustic Soda	73,000	68,964	70,420
	Chlorine	64,000	61,206	62,497
Maceio (Alagoas)	Caustic Soda	460,000	370,600	331,198
	Chlorine	400,000	342,700	314,091
	EDC	520,000	443,955	393,803
Marechal Deodoro (Alagoas)	PVC	204,000	180,870	166,882
Vila Prudente (São Paulo)	PVC	25,000	20,654	20,932

(1)	Represents annual capacity effective in 2002.

     The Company originally licensed its vinylchloride monomer manufacturing technology from B.F. Goodrich Company and its PVC technology from Mitsubishi Chemical Corporation. The Company also has three chlorine manufacturing technology agreements with Denora (used in Bahia), Eltec (used in Alagoas) and EVC (to produce ethylene dichloride in Alagoas). The Company no longer pays license fees under any of the technology licenses used by the Vinyls Unit, and there is no expiration date for any of the existing licenses used by the Vinyls Unit. The production processes of the Vinyls Unit are not dependent on any other licenses or patents from third parties. The Vinyls Unit also owns 11 patents and six trademarks in Brazil related to the Company’s production of PVC.

     The Camaçari Plants. The Company’s original PVC plant and one of its chlorine and caustic soda plants are located at the Northeastern Complex. The PVC plant produces a full range of grades of suspension PVC. It commenced operations in August 1979, with an installed annual production capacity of 150,000 tons of suspension PVC, which the Company has since upgraded to 246,000 tons. The production technology for the Company’s PVC manufacturing process was supplied by Mitsubishi Chemical Corporation.

     The Company’s chlorine and caustic soda plant in the Northeastern Complex commenced operations in March 1979. This plant had an original installed annual production capacity of 35,700 tons of caustic soda, which the Company has since expanded to 73,000 tons. The plant’s original installed annual chlorine production capacity of 31,700 tons has been increased to 64,000 tons. The plant produces caustic soda and chlorine by electrolysis of sodium chloride using mercury cells. The facility also has annual production of 78,000 tons of sodium hypochlorite, 10,500 tons of hydrochloric acid and 1,300 tons of hydrogen, each of which are feedstocks for second generation producers.

     The Alagoas Plants. The Alagoas chemical complex was established in 1977 to increase industrial use of caustic soda and chlorine produced from salt mined in the region by the Company. The Company’s chlorine and caustic soda plant in Alagoas commenced operations in February 1977, and its PVC plant in Alagoas commenced operations in January 1989. Current annual effective production capacity at the Alagoas plants is 204,000 tons of PVC. The Company’s PVC plant in Alagoas produces a full range of grades of suspension PVC and annually produces 600,000 tons of ethylene dichloride, 460,000 tons of caustic soda and 410,000 tons of chlorine. The PVC plant uses Mitsubishi technology, and the caustic soda and chlorine plants use diaphragm electrolysis.

     The São Paulo Plant. The São Paulo plant was purchased in 1982 from the first Brazilian manufacturer of PVC. The plant began operations in 1960 and has an annual effective production capacity of 25,000 tons of PVC. It produces small batches of special types of dispersion PVC, including emulsion and micro-suspension PVC and copolymers. The technology for the production of dispersion PVC was originally licensed by the Geon Company, but has since been updated and improved by the Company.

Maintenance of Vinyls Unit Plants

     The Company has a regular maintenance program for each of its vinyls plants. The Camaçari and Alagoas PVC plants are generally shut down for 20 days every two years to allow for regular inspection and maintenance. The São Paulo plant is generally shut down annually for five days of maintenance. The Company’s caustic soda and chlorine plants are generally shut down for 15 days of maintenance every two years. This program of regularly scheduled maintenance is standard in the petrochemical industry and does not materially affect the Company’s ability to produce and deliver its vinyls products on a timely basis.

Center for Technology and Innovation

     The Vinyls Unit maintains a center for technology and innovation in São Paulo. This center employs five product engineers and five technicians specializing in plastics and modern equipment that render support services to customers, develop applications for PVC and train personnel of the Vinyls Unit’s customers. This center has developed new applications for PVC, including vertical blinds, coatings for industrial PVC pipes, resins used in automotive parts and in the manufacture of doors, windows and other building components.

Raw Materials of the Vinyls Unit

     Ethylene. The most significant direct cost associated with the production of PVC and ethylene dichloride is the cost of ethylene, which accounted in 2002 for approximately 58.7% of the Company’s variable cost of PVC sales (60% in 2001) and 77.1% of ethylene dichloride sales (80% in 2001). Braskem’s Basic Petrochemical Unit supplies all of the ethylene required by the Vinyls Unit. Ethylene is delivered to the Alagoas plant via a 477-kilometer pipeline that the Company owns, and the São Paulo plant receives vinylchloride monomer by ship from the plant in the Northeastern Complex. Because the cost of storing and transporting ethylene and propylene is substantial and there is inadequate infrastructure in Brazil to permit the importation of infrastructure for large quantities of ethylene or propylene, the Company’s Vinyls Unit is highly dependent on ethylene that is supplied by the Basic Petrochemicals Unit. For a description of the pricing of ethylene, see “—The Basic Petrochemicals Unit—Sales and Marketing of Basic Petrochemical Products.”

     Electric Power. Electric power is a significant cost component in the production of chlorine and caustic soda. In 2002, electric power accounted for approximately 45% of the Vinyls Unit’s cost of caustic soda sales and approximately 18.8% of the Vinyls Unit’s cost of sales (16% in 2001). In 2002, the Company’s Vinyls Unit used a total of approximately 1,707 GWh of electricity (1,306 GWh in 2001).

     The Vinyls Unit obtains some of its electric power requirements from the Basic Petrochemicals Unit and purchases the remainder of its requirements from various generators under power purchase agreements. The Vinyls Unit’s caustic soda plants at Camaçari and Alagoas and the PVC plant at Camaçari purchase their electricity requirements from CHESF. CHESF and CEAL-Companhia Energética de Alagoas S.A. distribute electricity to the PVC plant in Alagoas. The Vinyls Unit’s São Paulo plant obtains its electricity from Eletropaulo Metropolitana-Eletricidade de São Paulo S.A. The underlying power purchase agreements are long-term renewable contracts with automatic rolling three-year extensions. The agreements provide Braskem with the option to purchase its total electricity requirements, based on an annual estimate. The price terms of the contracts are based upon tariffs regulated by Agência Nacional de Energia Elétrica (the Brazilian federal energy regulatory agency, or ANEEL).

36

     Salt. The Company used approximately 625,900 tons of salt in 2002 in its production of chlorine and caustic soda. In 2002, salt accounted for 3.4% of the Company’s variable costs of caustic soda sales and approximately 1.1% of the Vinyls Unit’s total cost of sales. The Company pays a small monthly royalty to the Brazilian government for exclusive salt exploration rights at a salt mine located near the Alagoas plant. The Company estimates that the mine has sufficient reserves of salt to last approximately 40 to 50 years at current rates of production. The Company enjoys significant cost advantages when compared to certain of its competitors due to low extraction costs of rock salt (particularly as compared to sea salt), low transportation costs due to the proximity of the salt mine to the Company’s production facility and the higher purity of rock salt as compared to sea salt.

     Other Utilities. All of the Vinyls Unit’s facilities in the Northeastern Complex are supplied with other required basic utilities, including steam, purified and demineralized water, compressed air and nitrogen by the Basic Petrochemicals Unit. Basic utilities are supplied to the Alagoas PVC plant by Trikem’s subsidiary, Companhia Alagoas Industrial — Cinal (“Cinal”), which is owned by the companies operating in the Alagoas complex, including the Company. Basic utilities not supplied to the Company’s Alagoas PVC plant by Cinal, such as compressed air and nitrogen, are supplied by the Company itself. The Alagoas chlorine and caustic soda plants supply their own utilities requirements. The São Paulo plant supplies its own utility requirements.

Sales and Marketing of Vinyls Products

     The following table sets forth, for the years ended December 31, 2002 and 2001, certain information regarding Trikem’s net sales.

	Year ended December 31,

	2002			2001

	Quantities			Quantities
	sold	Net Sales		sold	Net Sales

		(millions			(millions
	(thousands	of U.S.		(thousands	of U.S.
	of tons)	dollars)	(%)	of tons)	dollars)	(%)
Domestic Sales
PVC suspension	332.5	225.4	55.8	309.3	221.6	51.7
PVC emulsion	17.6	16.4	4.1	18.2	18.9	4.4
Caustic soda	400.9	76.5	18.9	358.7	132.3	30.9
Others (1)	122.4	26.1	6.5	137.2	14.5	3.4

Total domestic sales	873.4	344.4	85.3	823.4	387.3	90.4
Exports	—	59.5	14.7	—	41.3	9.6

Total vinyls net sales	—	403.9	100	—	428.6	100.0

(1)	Other products include caustic soda flakes, chlorine, sodium hypochlorite, and chloridric acid, among others.

     The Company’s Vinyls Unit sells PVC, caustic soda, chlorine, ethylene dichloride and other products to a concentrated customer base located principally in southern and southeastern Brazil, which sales accounted for 16.2% and 16% of the Company’s combined net sales revenue for 2002 and 2001, respectively. The Vinyls Unit’s principal domestic sales and marketing group is located in the city of São Paulo, which enables it to best serve the largest part of its domestic customer base. The Company’s customers generally are third generation companies that produce a wide variety of plastic-based consumer and industrial goods.

     Most domestic sales of PVC and caustic soda are made directly to customers, without the use of third-party distributors.

     The Vinyls Unit maintains contractual relationships with three distribution centers located in Paulínea and Itapevi, both in the State of São Paulo, and Joinville in the State of Santa Catarina. These distribution centers provide the Vinyls Unit with logistical support. In addition, the Company operates three warehouse facilities for PVC and six terminal tank facilities for caustic soda strategically located along the Brazilian coast to enable the Company to deliver its products to its customers on a “just-in-time” basis.

37

The Company’s Vinyls Unit develops its business through close collaboration with its customers, working together with them to improve existing products as well as to develop new applications for PVC. For these purposes, as well as to assist its customers in their research and development projects, the Company operates a center for technology and innovation at its São Paulo plant. The Company’s marketing and technical assistance groups also advise customers and potential customers that are considering the installation of manufacturing equipment for PVC end-products.

     The Company determines the domestic prices for its PVC resins with reference principally to the prices paid by third generation producers for imports of PVC plus estimated service charges. The Company’s export price for PVC is generally equal to the international market price but also takes freight costs into account. In addition to price, significant factors in the marketing of PVC resins are delivery, quality and technical service. The Company establishes its domestic price for caustic soda based upon the international market price and domestic market prices charged by its three domestic competitors, taking into account any import duties and freight costs. Approximately 65% of the Company’s caustic soda sales are effected pursuant to agreements that are generally for terms of one to three year terms and may include floor and ceiling prices. As with PVC, the Company’s export prices for caustic soda and ethylene dichloride are generally determined according to international market prices, but also take import duties and freight costs into account.

     Prices obtained by the Company in the Brazilian market traditionally are higher than the prices obtained for its exports. The difference in prices between the Brazilian and export markets results from:

•	transportation costs;

•	tariffs, duties and other trade barriers;

•	a premium reflecting the tighter demand/supply relationship in Brazil; and

•	the reliability of supply and technical support that the Company provides.

     In 2002, the Vinyls Unit had export net sales of U.S.$59.5 million, which accounted for 14.7% of the Vinyls Unit net sales. In 2002, 50.7% of export net sales were of PVC, and 49.3% were of ethylene dichloride. The Company does not export chlorine and did not export caustic soda in 2002. The Company’s vinyls export sales vary from year to year, influenced principally by domestic market conditions. The Company has a continuing export obligation related to an export prepayment facility backed by its export receivables generated under a supply agreement with Nissho Iwai of Japan (the “Nissho Iwai Supply Agreement”). Exports under the Nissho Iwai Supply Agreement accounted for 52% and 84% of the Company’s export net sales of PVC and ethylene dichloride, respectively, during 2002 (37% and 90% during 2001). Under this supply agreement, the Company has agreed to supply, and Nissho Iwai has agreed to purchase, minimum annual volumes of PVC and ethylene dichloride ranging between 21,000 and 24,000 tons of PVC and between 100,000 and 160,000 tons of ethylene dichloride. Any PVC, ethylene dichloride or caustic soda made available by the Vinyls Unit for export in excess of these contractual minimums must first be offered to Nissho Iwai. The Company’s supply agreement with Nissho Iwai expires on April 30, 2004.

     The Company uses a variety of methods of distribution for its exports, depending on the size of the market in question, including direct sales, independent distributors, negotiations conducted through trading companies and sales in the spot market.

     The Company focuses its export sales of PVC principally on the Mercosul and Southeast Asian markets and to a lesser extent on the United States and Europe. The Company also sells directly, as well as through local distributors, to over 20 clients in Mercosul countries. In Asia, the Company distributes its vinyls products exclusively through Nissho Iwai. The remaining PVC is sold through third party distributors and on the spot market.

Competition

     Polyvinylchloride. The Company and Solvay are the only two producers of PVC in Brazil. Solvay’s total Brazilian installed annual production capacity is estimated to be 250,000 tons as compared to the Company’s annual production capacity of 475,000 tons. Solvay’s two production facilities are located in São Paulo and therefore are closer in proximity than the Company’s facilities to the primary PVC market in Brazil. However, the Company believes that its internal ethylene, ethylene dichloride and vinylchloride monomer production capabilities, its modern suspension plants, its strong customer service and its technical assistance programs enable the Company to compete effectively with Solvay.

     The Company also competes with importers of PVC. Approximately 20% of Brazil’s total PVC consumption in 2002 was imported (21% in 2001). Domestically produced PVC is currently competitively priced with imported PVC after taking into account transportation costs and import duties. In the rest of South America, the Company’s principal competitor in the PVC market is also Solvay, which has one plant in Argentina.

     The Company also competes with other producers of thermoplastics that manufacture the same line of vinyls products or products that compete with the Company’s vinyls product line. Thermoplastics principally consist of polyethylene and polypropylene, and are used in certain applications as substitutes for PVC. Wood, glass and metals also are used in some cases as substitutes for PVC.

     Other Products. The four largest Brazilian producers of caustic soda account for approximately 92% of Brazilian production. The Company’s production share of caustic soda was approximately 38% in 2002 and 2001. The Company and Dow Chemical operate in this market throughout Brazil, while the other domestic producers of caustic soda generally operate on a local or regional basis. In 2002, approximately 30% (25% in 2001) of Brazil’s total caustic soda consumption was imported. The Company believes that imports of caustic soda will not increase substantially because of the high cost of transporting caustic soda, which is usually sold in suspension form. In the caustic soda market, the Company competes mainly on the basis of price and timeliness of delivery.

     In the rest of South America, the Company’s principal competitors in the caustic soda market are Dow Chemical, Solvay and producers located on the U.S. Gulf Coast.

     Only one other Brazilian company produces ethylene dichloride for third parties. In the ethylene dichloride market, the Company competes mainly on the basis of price and timeliness of delivery.

The Business Development Unit

     The Company’s Business Development Unit is comprised principally of the operations conducted by Proppet and Nitrocarbono prior to their mergers with the Company. Prior to the 52114 Merger on August 16, 2002, the only operations of the Business Development Unit were those formerly conducted by Proppet. Prior to the Nova Camaçari Acquisition on July 25, 2001, the Company’s Business Development Unit did not conduct any operations. The results of Proppet are included in the Consolidated Financial Statements for the periods after July 25, 2001, the date of the Nova Camaçari Acquisition. The results of Nitrocarbono are included in the Consolidated Financial Statements for the periods after August 16, 2002, the date of the 52114 Merger. See “History and Development of the Company” and “Item 5. Operating and Financial Review and Prospects—The Auction, the Nova Camaçari Acquisition and the Related Party Mergers.” Historical financial information with respect to the Polyolefins Unit is set forth in Note 18 to the Consolidated Financial Statements. The financial information with respect to the Business Development Unit contained in this section is derived from the financial records of Nitrocarbono for the period September to December 2002 and financial records of the Company with respect to its PET business. This financial information and may not be indicative of the results that the Company’s Business Development Unit will achieve in the future.

     The Company’s Business Development Unit’s operations are conducted at two plants located in the Northeastern Complex. One plant produces PET resin and DMT, and the other plant produces intermediary products including caprolactam, cyclohexane, cyclohexanone and ammonium sulfate. In addition, the Business Development Unit manages certain of the Company’s minority equity investments, principally its investments in Petroflex and Cetrel, and manages its business development ventures in the energy and environmental areas. Approximately 66% and 34% of the Business Development Unit’s net sales in 2002 were derived from the sale of PET and of caprolactam, respectively.

Products of the Business Development Unit

     The following chart shows the major products produced by the Business Development Unit of the Company and their typical end uses.

Products	Typical end uses

PET	Packaging for soft drinks, medications and textile fibers
DMT	Used to produce PET and to insulate cables.
Caprolactam	Textile thread (Nylon-6)
Ammonium sulfate	Fertilizer
Cyclohexanone	Paint solvent, pesticides, natural resins, oils and rubber
Cyclohexane	Paint solvent, pesticides, natural resins, oils and rubber

     The production of PET involves two main steps: (1) transesterification of DMT in the presence of ethylene glycol, generating dihydroxiethyl-terephthalate (“DHET”) and methanol, which is sent to the DMT plant; and (2) polycondensation of DHET, which involves the addition of additives and catalysts to accelerate the polycondensation process. The finished polymer produced by polycondensation is extruded into strands, which are immersed in water, transported and fed into a pelletizer. Amorphous chips are fed to the solid-state polymerization unit to produce bottle-grade polyester chips. The solid state polymerization process involves hot dedusting and crystallization to reach the desired intrinsic viscosity for bottle grade application. The hot PET is discharged from the reactor to the fluidized bed cooler and deduster to be stored.

     The production of caprolactam involves four main steps: (1) production of cyclohexane through benzene hydrogenation; (2) production of cyclohexanone through oxidation of cyclohexane; (3) oxidation of cyclohexanone; and (4) preparation, purification and flaking of caprolactam. Ammonium sulfate is produced as a by-product. The production of cyclohexanone-oxime involves the preparation of hydroxylamine phosphate through the reduction of nitrate with hydrogen.

     The production of ammonium sulfate involves the concentration through evaporation of the ammonium sulfate solution from 40% to 48%. The ammonium sulfate solution is a by-product of the caprolactam plant. The solution at 48% feeds a second evaporation unit to obtain a super saturated solution, which feeds a crystallizer to form ammonium sulfate crystals.

Production Facilities of Business Development Unit Plants

     The Business Development Unit operates two plants, which are owned by the Company. At December 31, 2002, the Business Development Unit’s plants had a total annual effective capacity to produce 65,000 tons of PET and 62,000 tons of caprolactam.

     The table below sets forth the location, main products, production capacity and tons produced for the years presented for each of the plants currently in the Company’s Business Development Unit.

			Production (in tons)
			Year Ended December 31,
		Production
Location (Complex)	Main Products	Capacity	2002	2001

Camaçari (Northeastern)	PET	65,000	59,031	56,517
	DMT	80,000	76,899	70,378
Camaçari (Northeastern)	CPL	62,000	57,522	48,221
	Cyclohenane	72,000	69,144	63,410
	Cyclehexanone	55,000	52,942	46,900
	Ammonium sulfate	114,000	108,052	94,151

     The Company’s PET and DMT are produced at one plant located at the Northeastern Complex that commenced operations in 1999 with an annual installed capacity of 65,000 tons of PET and 80,000 tons of DMT. The first plant uses Dupont-Sinco technology for the production of PET and Dynamit Nobel technology for the production of DMT. The Company’s caprolactam, cyclohexane, cyclohexanone and ammonium sulfate are produced at another Business Development Unit plant located at the Northeastern Complex. This plant commenced operations in 1977 and uses DSM-Stamicarbon technologies in the production of each of these products.

     In addition, the Business Development Unit maintains high-tech research and development laboratories, which laboratories are staffed with highly qualified personnel that are trained to assist Braskem’s customers in identifying ways to develop or improve their production processes or final products. The Business Development Unit also works in partnership with top research centers and universities to develop higher-value added products.

Maintenance of Business Development Unit Plants

     As with the plants of the Basic Petrochemicals Unit, the plants of the Business Development Unit are maintained in part by CEMAN. See “– Basic Petrochemicals Unit – Maintenance of Basic Petrochemicals Unit Plants.”

     Regular plant maintenance usually requires plant shutdowns every two years and takes approximately 20 days to complete. The last general maintenance shutdown of the caprolactam plant was carried out in April 2003 and lasted 20 days. The cost was approximately U.S.$2.0 million. The last general maintenance shutdown of the Business Development Unit’s DMT and PET plant was carried out in June 2003. The cost of this maintenance was approximately U.S.$2.0 million.

Raw Materials of the Business Development Unit

     The most significant direct cost associated with the production of caprolactam is the cost of benzene, which accounted for approximately 46% of the Business Development Unit’s variable production costs during 2002. All of the benzene consumed in the production of caprolactam is supplied by the Basic Petrochemicals Unit.

     The most significant direct cost associated with the production of PET is the cost of para-xylene, which accounted for approximately 47% of the Business Development Unit’s variable production costs during 2002 (12% for 2001). All of the para-xylene consumed in the production of PET is supplied by the Basic Petrochemicals Unit.

Sales and Marketing of Business Development Unit Products

     The following table sets forth, for the years ended December 31, 2002, and 2001, certain information regarding sales by the Company’s Business Development Unit for the years indicated.

	Year ended December 31,

	2002			2001

	Quantities			Quantities
	sold	Net Sales		sold	Net Sales

	(thousands of	(millions of		(thousands	(millions of
	tons)	U.S. dollars)	(%)	of tons)	U.S. dollars)	(%)
Domestic Sales
DMT	13.8	6.8	7.4	10.9	6.2	9.7
PET	59.8	54.3	58.7	53.0	57.7	90.3
Caprolactam	46.1	20.1	21.7	0.0	0.0	0.0
Ammonium sulfate	112.0	3.2	3.4	93.8	0.0	0.0
Cyclohexane	6.8	1.4	1.5	8.2	0.0	0.0
Cyclohexanone	2.3	0.7	0.8	0.0	0.0	0.0

Total domestic sales	240.8	86.5	93.5	165.9	63.9	100.0

Exports	—	6.0	6.5	—	0.0	0.0

Total net sales	—	92.5	100.0	165.9	63.9	100.0

     The Business Development Unit sells its products to a highly concentrated customer base. Five customers accounted for 80% of PET sales during 2002, and 10 customers accounted for 90% of PET sales during the same year. The Business Development Unit’s caprolactam customer base is even more concentrated. Two customers accounted for 66% of its sales during 2002.

     During 2002, consumption of PET in Brazil for mineral water, tea and fruit juice bottling increased by 20% and was particularly strong in the soft drink market. In addition, consumption of PET for packaging of cosmetics and other beauty products increased substantially during 2002. Similarly, the use of PET for packaging of cleaning products increased during 2002, as the three principal competitors in this market (Bombril, Química Amparo and Minuano) continued to use PET for producing packaging for liquid detergents.

     The Business Development Unit is focused on maintaining a strong and close relationship with its customers, and offers technical support, services and other programs to its customers in order to provide them with the benefit of the most recent technological developments. The Business Development Unit also identifies new business opportunities for Braskem through research and market analysis in order to enhance product demand.

Equity Interests

     The Business Development Unit also manages certain of the Company’s minority equity investments, including its investments in Petroflex and Cetrel.

     Petroflex. At December 31, 2002, the Company owned 20.1% of the total and voting capital stock of Petroflex, a producer of synthetic rubber. The Company obtained the following information with respect to Petroflex, which is publicly traded on the BOVESPA, from publicly available materials. The Company has relied on the accuracy and completeness of such information for purposes of the following description of Petroflex but is not responsible in any manner whatsoever for any such information and has no liability therefor.

     Petroflex is the leading producer of synthetic rubber in Latin America and produces approximately 370 thousand tons of more than 50 types of elastomers per year. Petroflex operates three plants located in: Duque de Caxias, Rio de Janeiro; Cabo, Pernambuco; and Triunfo, Rio Grande do Sul. It sells its products to clients in approximately 60 countries throughout the world. Petroflex purchases butadiene from the Company from which it produces styrene-butadiene, polybutadiene, liquid hidroxylated polybutadiene and other elastomers.

     Petroflex was formed in 1976 with Petroquisa as its majority shareholder. In 1992, as part of the Brazilian government’s efforts to privatize the Brazilian petrochemical industry, Petroquisa auctioned a portion of its interest in Petroflex to private investors. At December 31, 2002, each of the Company and Suzano Química Ltda. owned 20.1% of the voting and total capital stock of Petroflex, Resitec Indústria Química Ltda. owned 12.8% of Petroflex’s voting stock, and Unipar – União de Indústrias Petroquímicas S.A. owned 10.1% of Petroflex’s voting capital stock.

     The major raw materials used in Petroflex’s production process are butadiene and styrene. Petroflex purchases part of its raw materials requirements from the Company. Due to high naphtha prices in 2002, the prices of butadiene and styrene increased by 51% and 71%, respectively, in the international market. However, the recovery of rubber prices in reais, due to increases in international prices and the devaluation of the real against the U.S. dollar, allowed Petroflex to pass on these increased costs to its customers.

     The main customers of Petroflex are manufacturers of tires, shoes, adhesives and sealants.

     In 1993, the three industrial plants operated by Petroflex were awarded ISO 9002 certification. In 1996, Petroflex was awarded ISO 14001 certification for environmental quality, and in 1999, Petroflex was awarded BS 8800 certification for occupational health and safety.

     Cetrel. At December 31, 2002, the Company owned 21.1% of the total and voting capital stock of Cetrel, which provides treatment services for the wastewater and organic residues generated by the Company in the Northeastern Complex. The Company obtained the following information with respect to Cetrel, which is a private company, from publicly available materials. The Company has relied on the accuracy and completeness of such information for purposes of the following description of Cetrel but is not responsible in any manner whatsoever for any such information and has no liability therefor.

     Cetrel was formed in 1978 as the company responsible for the treatment and disposal of effluents and industrial residue, as well as for environmental monitoring of the entire Northeastern Complex. Cetrel has since expanded its activities to include disposal of solid hazardous waste in special industrial landfills, incineration of organo-chloric liquid residues and solid hazardous waste, and environmental monitoring of the air, underground water, soil, rivers, sea and fauna in and around the Northeastern Complex. Cetrel also provides environmental engineering services for companies located throughout Brazil.

     Cetrel’s main customers are the petrochemical producers in the Northeastern Complex. Cetrel has entered into strategic alliances with DHV (in respect of recycling and reuse of water), Lakes Environmental Softwares, Inc. (in respect of management of residues through the use of specialized software) and Bolland (in respect of incineration of residues with a low chlorine content).

Competition

     Braskem is the only manufacturer of caprolactam in the Mercosul market. Imports of caprolactam represented only 8% of domestic consumption in 2002. Although there is a caprolactam plant in Colombia that is focused on the fertilizers market, it does not pose a significant competitive threat to the Company.

     There are two producers of PET in Brazil – the Company and Rhodia. Rhodia’s total annual installed production capacity is estimated at 290,000 tons, as compared to the Company’s annual production capacity of 65,000 tons. The Company also competes with importers of PET. Approximately 35% of Brazil’s total PET consumption in 2002 was imported (38% in 2001). Although international producers of PET have greater economies of scales than the Company, the Company is able to compete with these producers due to the high transportation costs and import duties applicable to PET imports. The Company’s PET production is aimed at the bottled water segment of the PET market.

Other Equity Investments

     Copesul. At December 31, 2002, the Company owned 29.5% of the capital stock of Copesul, the cracker based in the Southern Complex, as a result of the OPP Produtos Merger. The Company accounts for its interest in Copesul using the equity method of accounting as an unconsolidated investment in the Consolidated Financial Statements.

The Company has obtained the following information with respect to Copesul, which is publicly traded on the BOVESPA, from publicly available materials. The Company has relied on the accuracy and completeness of such information for purposes of the following description of Copesul but is not responsible in any manner whatsoever for any such information and has no liability therefor.

     Copesul is the second largest petrochemical cracker in Brazil based on production capacity and produces approximately 40% of the national supply of ethylene. It provides petrochemical feedstocks to second generation producers located in the Southern Complex, including certain of the Polyolefins Unit’s plants. Copesul’s manufacturing facility transforms naphtha into basic petrochemicals, including olefins, such as ethylene, propylene (both polymer grade and chemical grade) and butadiene, as well as aromatics, such as benzene, toluene and xylene. These petrochemical products serve as the raw materials processed by the second generation companies located in the Southern Complex to produce intermediate petrochemicals including polyethylene, polypropylene and other resins.

     Copesul’s ethylene annual production capacity is 1,135,000 tons per year, and its annual propylene production capacity is approximately 567,000. In 2002, Copesul produced 1,017,000 tons of ethylene and 515,000 tons of propylene.

     Copesul was formed in 1976 with Petroquisa as its majority shareholder and commenced operations in 1982. In May 1992, as part of the Brazilian government’s efforts to privatize the Brazilian petrochemical industry, Petroquisa auctioned a portion of its interest in Copesul to private investors. At December 31, 2002, a consortium, including the Odebrecht Group and Ipiranga, owned approximately 58.9% of the capital stock of Copesul, and Petroquisa owned 15.6% of the capital stock of Copesul.

     The principal raw material used in Copesul’s production process is naphtha, which is currently supplied by Petrobras to Copesul principally through an underground pipeline connected to the Southern Complex. Although the price of naphtha increased in 2002, Copesul’s gross margin increased from 14.6% in 2001 to 19.1% in 2002. For a discussion of the impact of naphtha prices on the petrochemical sector in Brazil, see “—The Brazilian Petrochemical Industry - Role of the Brazilian Government - Role of Petrobras.”

     The main customers of Copesul are the second generation companies located in the Southern Complex. Copesul has long-term supply contracts with its major customers, including the Company’s Polyolefins Unit. The prices for Copesul’s products are determined in accordance with a cost margin sharing method. See “—The Basic Petrochemicals Unit—Sales and Marketing of the Basic Petrochemical Unit.”

     In 2002, net sales and net income were U.S.$967.3 million and U.S.$55.5 million, respectively.

     Copesul is subject to the same federal, state and local environmental laws and regulations applicable to the Company’s operations at the Southern Complex. Pursuant to federal, state, and local environmental laws and regulations, Copesul is required to obtain operating permits for its facilities. Fundação Estadual de Proteção Ambiental, the Rio Grande do Sul State environmental authority, regulates Copesul’s operations by prescribing specific environmental standards for Copesul in its operating permit, which is renewed annually. In addition, an on-site governmental officer monitors environmental compliance at Copesul’s facility.

     Since December 1999, Copesul has been NBR-ISO 9001, 9002 and 14001 certified. Copesul is also a member of the “Responsible Care” program. The program’s objective is to combine economic development with the best practices of environmental protection, occupational health and industrial safety.

     Politeno. At December 31, 2002, the Company owned 35% of the voting capital stock, representing 31% of the total capital stock, of Politeno, a second-generation company operating in the Northeastern Complex. The Company accounts for its interest in Politeno using the equity method of accounting as an unconsolidated investment in the Consolidated Financial Statements. The Company has obtained the following information with respect to Politeno, which is publicly traded on the BOVESPA, from publicly available materials. The Company has relied on the accuracy and completeness of such information for purposes of the following description of Politeno but is not responsible in any manner whatsoever for any such information and has no liability therefor.

     Politeno is the second largest second generation petrochemical company in Latin America, producing thermoplastic resins – polyethylenes – widely used in the flexible and rigid packaging industries. Politeno produces low, medium and high density polyethylene, linear low density polyethylene, linear medium density polyethylene, ethyl vinyl acetate copolymer – EVA, and other special resins.

     The production facility of Politeno is comprised of two industrial plants, an LDPE facility and an LPE facility. The LDPE facility is the conventional low-polyethylene and EVA production facility, with a production capacity of 150,000 tons per year. The LPE facility produces linear polyethylene and has an annual production capacity of 210,000 tons.

     The principal raw materials used in Politeno’s production process are ethylene and propylene, which are primarily supplied by Braskem. Politeno also uses butadiene, benzene, toluene and xylene.

     Politeno’s principal customers are third generation producers.

     Politeno is subject to the same federal, state and local environmental laws and regulations applicable to the Company’s operations at the Northeastern Complex. Pursuant to federal, state and local environmental laws and regulations, Politeno is required to obtain operating permits for its facilities. The Bahia State environmental authority regulates Politeno’s operations by prescribing specific environmental standards for Politeno in its operating permit, which is renewed annually. In addition, an on-site governmental inspector monitors environmental compliance at Politeno’s facility.

Quality Control

     Braskem’s quality management uses the following norms and regulations as its base:

•	ISO 9001/00 and 14,000;

•	OHSAS 18,000;

•	OSHA; and

•	“Responsible Care” as implemented by the American Chemistry Council.

     The Company has instituted systematic improvement processes in its operational areas, with focus on integration of production, maintenance, inventory management, client satisfaction and profitability.

ISO Certifications

     The Company’s extensive quality control procedures have enabled it to obtain ISO 9002 certifications, an internationally recognized quality control standard, for the following products:

benzene	butadiene 1, 2	butadiene 1, 3
butene-1	caprolactam	chemical grade propilenem
coperaf-1	cyclohexane	cyclohexanone
D1-hydrogenated CP	DCPD	dimethyl terephthalate (DMT)
ethylene	hydrogen	isoprene
methane	mixed xylenes	MTBE

ortho-xylene	para-xylene	PGH Stream
piperlyne	polyethylene terephthalate (PET)	polymer grade propylene
Solvent C9	toluene	Utilities

     The Company also has obtained ISO 14001 certifications for the following products:

caustic soda	chlorine	ethylene dichloride
flake caustic soda	high density polyethylene	hydrochloric acid
hydrogen	linear low density polyethylene	liquid caustic soda (rayon grade)
polypropylene	propylene/ethylene copolymers	PVC
sodium hypochlorite

     These certifications take into account both the quality of the final product and the quality of operating procedures. The Company is currently seeking ISO 14002 certification in respect of the environmental management systems implemented at its Basic Petrochemicals plants.

Insurance

     As of December 31, 2002, the Company’s plants were insured against material damages and consequent business interruption through “All Risks” policies in an aggregate amount equal to approximately U.S.$3.7 billion (combined material damages and business interruption coverage, subject to deductibles). Approximately 87% of the Company’s insurance coverage is written in the London insurance market. The Company’s remaining insurance coverage is written in the Brazilian insurance market. The Company’s “All Risks” policies are in force until November 30, 2003 and are renewed annually.

     The material damages coverage provides insurance for losses due to material damages such as fire and machinery breakdown. This coverage has a maximum indemnification limit of U.S.$1.5 billion and has a deductible of U.S.$5.0 million. The business interruption coverage provides insurance for interruptions resulting from stoppages due to any material damage covered by the policy. This coverage insures against losses of up to U.S.$309.8 million due to stoppages extending beyond 60 days. The losses are covered until the plant and production are re-established, with a maximum indemnity period ranging from 12 to 24 months.

     The Company also has a “third party liability” policy, which covers losses for damages caused to third parties by the Company’s operations, including sudden environmental pollution, up to a limit of U.S.$60.0 million per loss or occurrence.

     In addition to these policies, the Company has other insurance policies for specific situations, like directors and officers (D&O) liability, marine and transport insurance, vehicle insurance and other kinds of coverages that are not included in the “All Risks” policies.

     The Company does not anticipate having any difficulties in renewing any of its insurance policies and believes that its insurance coverage is reasonable in amount and consistent with industry standards in Brazil.

Property, Plant and Equipment

     The property, plant and equipment of the Company consist primarily of petrochemical production facilities in Camaçari, State of Bahia, in Triunfo, State of Rio Grande do Sul, in São Paulo, State of São Paulo and in Maceió and Marechal Deodoro, State of Alagoas, Brazil. The Company also has equity interests in companies located in other parts of the country as well as an administrative support office in Rio de Janeiro, State of Rio de Janeiro, Brazil. In addition, the Company maintains its corporate headquarters in São Paulo.

     The following table sets forth the properties of the Company and its main affiliates by location of facilities and type of business.

Name of Company	Type of Business	Location of Facilities

Braskem(1)	Petrochemical and Utilities Producer	Camaçari, Triunfo, Capuava, Itatiba, Marechal Deodoro and
Vila Prudente
Copene Monômeros	Petrochemical	Camaçari
Petroflex	Producer	Duque de Caxias
Tegal	Petrochemical Products Storage	Candeias
Cetrel	Industrial Residues Treatment	Camaçari
Codeverde	Land Development	Irecê
Norcell	Forestry Management	Alagoinhas

(1)	Includes Trikem, Polialden, Nitrocarbono, Copene, Proppet and OPP Química.

     The Company believes that all of its facilities are in good condition and are used according to their intended purposes. The Company leases its headquarters in São Paulo and certain other assets that are not material to its operations. For a description of the capacity of each of the Company’s industrial facilities, see “—Business Overview.”

     As of December 31, 2002, the consolidated net book value of the Company’s property, plant and equipment was U.S.$1,183.7 million.

     Certain real estate located in the Northeastern Complex (including the DMT and PET plants and all of the equipment located in these plants) and two of the Company’s polyolefins plants in the Southern Complex are subject to liens (in the form of mortgages or pledges) that guarantee certain of the Company’s financial transactions intended to generate working capital and funds for capital investments.

Environmental Matters

     The Company is subject to Brazilian federal, state and local laws and regulations governing the discharge of effluents and emissions into the environment and the handling and disposal of industrial waste or otherwise relating to the protection of the environment. The Company has obtained all environmental and other licenses and permits that are required in connection with the operation of its plants, and all such licenses and permits are current. The Company believes that its operations are, and will continue to be, in compliance in all material respects with applicable environmental laws and regulations currently in effect.

     Under federal and state environmental laws and regulations, the Company is required to obtain operating permits for its manufacturing facilities. Authorities in the State of Rio Grande do Sul, where the Southern Complex is located, regulate the Company’s operations by prescribing specific environmental standards in the Company’s operating permits, which must be renewed annually. State authorities in the State of Bahia issued operating permits for the Company’s plants in the Northeastern Complex in 2000, which must be renewed every five years. State authorities in the States of Alagoas and São Paulo have issued permits for the Company’s plants in those respective complexes, which must be renewed every four years. Environmental standards for the Company’s plants located in the States of Bahia, Alagoas, Rio Grande do Sul and São Paulo are prescribed and updated by regulation.

     All projects for the installation and operation of industrial facilities in the Northeastern Complex are subject to approval by the Council for Environmental Protection of the State of Bahia (“CEPRAM”). CEPRAM’s technical office, the Environmental Resources Center (“CRA”), conducts an analysis of each project and enforces the State of Bahia’s laws on environmental protection. The State’s Research and Development Center and other outside consultants act as technical advisors to the CRA. CEPRAM must approve installed projects to commence operations and must renew its consent every five years thereafter. The Company’s environmental license was renewed by CEPRAM in 2000 and is valid until 2005. The Company’s operating permit obligates it to engage in systematic measures for the treatment of wastewater and hazardous solid waste.

     In 2000, CEPRAM issued an authorization for the construction of new pipelines between the Port of Aratu and the Company’s plant for the transportation of raw materials. This project contemplates the prevention and control of environmental risks through the adoption of measures to prevent and detect leaks and spillages, as well as their timely detection.

     The Brazilian government recently enacted an Environmental Crimes Law that imposes criminal penalties on corporations and individuals causing environmental damage. Corporations found to be polluting can be fined up to U.S.$50 million, have their operations suspended, be barred from entering into certain types of government contracts, be required to repair damage they cause, and lose tax benefits and incentives. Individuals (including corporate officers and directors) may be imprisoned for up to five years for environmental violations.

     The Company has obtained all environmental and other licenses and permits that are required in connection with the operation of its plants, and all such licenses and permits are up to date.

     In September 2002, the Company created a Health, Safety and Environment Committee, composed of leaders of each of the Company’s business units and of the Company’s management. This Committee supports and monitors the Company’s environmental, health and safety efforts. In February 2003, the Company’s Board of Directors approved the Company’s health, safety and environment policy.

     The Company treats wastewater at Cetrel, a liquid effluents treatment station collectively owned by all of the companies in the Northeastern Complex, including the Company, and the State of Bahia. The treatment station also includes a system for the collection and disposal of wastewater contaminated with inorganic waste.

     In addition, the Company has a contract with Cetrel for the storage and incineration, treatment and disposal of hazardous solid waste. For other kinds of solid waste, Cetrel maintains a landfill. The Company also has a contract with Holdercim Brasil S.A., a company that is part of a Holdersbank, a Swiss group, to co-process hazardous solid waste in a cement kiln located in the city of Pedro Leopoldo, State of Minas Gerais.

     In January 1996, Cetrel obtained its BS 7750 certification (British Standard), and in September 1996 became one of the first companies in the world to receive the ISO 14001 certification, an international standard for environmental control. In 1998, Cetrel obtained certification of its laboratory by the ISO Guide 25 standards system from the Brazilian Institute of Metrology and Industrial Quality (“Inmetro”).

     In 2000, the Company adopted the Clean Technologies Program, carried out in partnership with the Polytechnical School of the Federal University of Bahia, the State of Bahia Industrial Federation and the Environmental Resources Center. This program contributes to the development of actions for the application of clean technologies in industry, such as post-graduate courses in environmental technologies and the establishment of the regional nucleus for clean production, a project coordinated by the Brazilian Business Council for Sustained Development – CEBDS. Braskem is also a signatory to the Charter of Sustainable Development of the International Chamber of Commerce.

     The Company also signed an agreement for the formulation and implementation of a system for the prevention of global warming through reduced atmospheric emissions of pollutants in Brazil, in partnership with Petrobras, Companhia Vale do Rio Doce and the CEBDS. The Company reduced the atmospheric emissions of pollutants, including sulphur dioxide and particulate matter, generated by the Basic Petrochemicals Unit during 2002, as a result of the better quality fuel that the Company burned in its manufacturing process.

     Although the Company’s environmental compliance costs have not been substantial to date, these costs may increase as a result of the projected increase in its production capacity. In addition, it is possible that as a result of future regulatory and other developments, the amount and timing of future expenditures required to remain in compliance with environmental regulations could increase substantially from their current levels.

Safety

     The Company participates in the “Responsible Care” program, which establishes international standards for environmental, occupational health and safety practices for chemical manufacturers. Participants in this program adopt policies and procedures that require them to follow detailed instructions in matters of health, safety and the environment. The Company seeks to maintain these environmental standards and has qualified its plants for NBR-ISO 9001, 9002 and 14001 certification, which includes internationally prescribed environmental management practices. The Company is currently seeking NBR-ISO 18000 certification for environmental, health and safety compliance for all of its plants.

     The Company has adopted practices that it believes are consistent with the best international practices relating to health, safety and the environment. As a result of its implementation of these practices, the Company has successfully decreased the aggregate number of workplace accidents involving its employees and third party service providers working at its facilities. The following table illustrates the Company’s progress in terms of its safety record:

	For the Year Ended
	December 31,

Safety Indicator	2002	2001	2001 (1)

Index of Accident Frequency (accidents/200,000 man-hours)	1.1	1.3	3.9
Index of Severity (lost and deducted days/200,000 man-hours)	17.0	21.0	71.0

(1)	ABIQUIM average for 2001

     As shown in the above table, the Company’s safety record ranks above average for companies in the Brazilian chemical industry. The Company’s safety policy makes all officers, directors and employees responsible for the safety of its workers, which has increased levels of awareness throughout the Company.

     The Company’s safety improvements in 2002 include:

•	no significant environmental accidents in 2002;

•	a 41% reduction in the Company’s rate of accidents causing injuries requiring a worker to be absent from work, and a 19% reduction in the Company’s rate of severe accidents, compared to 2001;

•	the Company’s caprolactam plant in the Northeastern Complex surpassed three million work-hours without accidents causing injuries requiring any of the Company’s workers to be absent from work (a total of 355 days);

•	the Company’s caustic soda plant in the Northeastern Complex achieved 1,740 days without accidents causing injuries that required any of the Company’s workers to be absent from work; and

•	during the annual scheduled maintenance period, the Company’s PVC plant in Marechal Deodoro, the Company’s caustic soda plant in Maceió, the Company’s PVC plant in the Northeastern Complex and the Company’s caprolactam plant in the Northeastern Complex were completely free of employee accidents.

     The Northeastern Complex is equipped with a fire-fighting safety system. A 200,000 cubic meter artificial lake, connected to the companies in the Northeastern Complex by a pumping station and a distribution network and built in accordance with international safety standards, provides water for firefighting. Each company in the Northeastern Complex, including the Company, has emergency equipment and trained safety crews. A safety plan for the Northeastern Complex provides for firefighting brigades of all companies to assist in the event of major accidents. The Northeastern Complex has rigorous safety standards concerning construction density and the design of pipelines and highways.

Antitrust Matters

     Pursuant to Law No. 8,884/94, any transaction that results in a concentration of market share equal to or greater than 20% of any relevant market or that involves any company with annual gross sales of R$400.0 million or more must be submitted to and approved by the Brazilian antitrust authorities, which consist of three entities: the Conselho Administrativo de Defesa Econômica (the Administrative Council for Economic Defense, or CADE), an independent body consisting of a president and six members; the Secretaria de Defesa Econômica (the Economic Law Office of the Ministry of Justice, or SDE); and the Secretaria de Acompanhamento Econômico (the Economic Policy Bureau of the Ministry of Finance, or SEAE). CADE is the antitrust authority ultimately responsible for reviewing and authorizing transactions that may lead to economic concentration. SEAE analyzes the economic implications of mergers and acquisitions, and SDE conducts the principal investigation and analysis, focusing on the legal aspects of the transaction. As part of the merger review process, SDE, SEAE and the attorney general of CADE each render preliminary opinions, which are delivered to the members of CADE. The members of CADE then render a final decision.

     During the year ended December 31, 2001, the Company’s predecessor, Copene, had annual gross sales in excess of U.S.$1.8 billion. Accordingly, Copene submitted the terms and conditions of the transactions effected in the Auction to the Brazilian antitrust authorities on September 18, 2001, which will determine whether the transactions effected in the Auction and the other steps in the Company’s corporate restructuring process adversely impact competitive conditions in the relevant markets in which the Company competes or whether they would negatively affect consumers. Brazilian antitrust law does not prevent parties from closing a transaction on a provisional basis until the Brazilian antitrust authorities render a final decision. However, if approved, the effectiveness of the transaction is retroactive to the date on which the transaction closed. Although SDE and SEAE have issued non-binding opinions in July 2002 and May 2003, respectively, recommending the unconditional approval of these transactions, CADE is still reviewing the matter and may not agree with those opinions and may not approve these transactions unconditionally. CADE could impose conditions or performance commitments on the Company. Any such action could result in a material adverse effect on the results of operations, financial condition and prospects of the Company.

ITEM 5.      OPERATING AND FINANCIAL REVIEW AND PROSPECTS

     The following discussion of the Company’s financial condition and results of operations should be read in conjunction with the Company’s audited consolidated financial statements as of December 31, 2002 and 2001 and for the three years ended December 31, 2002 and the accompanying notes appearing elsewhere in this annual report, and in conjunction with the financial information included under “Item 3. Key Information—Selected Financial Data.”

     This section contains forward-looking statements that involve risks and uncertainties. The Company’s actual results may differ materially from those discussed in the forward-looking statements as a result of various factors, including, without limitation, those set forth in “Cautionary Statement with Respect to Forward Looking Statements,” those set forth in “Item 3. Key Information—Risk Factors” and the matters set forth in this annual report generally.

Overview

     The Company is the largest petrochemical company in Latin America and one of the five largest Brazilian industrial companies based on net revenues, with a diversified portfolio of chemical products, large competitive scale and a strategic focus on thermoplastics, including polyethylene, polypropylene and PVC. The Company is the only Brazilian company with integrated first and second generation petrochemical production facilities, producing 41.4% of the total volume of olefins, 40.6% of the total volume of polyethylene and polypropylene, and 66.7% of the PVC, respectively, produced in Brazil during the year ended December 31, 2002. The Company also sells caustic soda and various other petrochemicals, chlorine and industrial utilities and services, and holds 29.5% of the capital stock of Copesul, a first generation petrochemical producer operating in the Southern Complex, and 35% of the voting capital stock, representing 34.7% of the total capital stock, of Politeno, a second generation producer of polyethylene and ethylene vinyl acetate.

U.S. GAAP Presentation and Reporting Currency

     The Company’s Consolidated Financial Statements have been prepared in accordance with U.S. GAAP under Statement of Financial Accounting Standards No. 52, “Foreign Currency Translation” (“SFAS 52”). Except as otherwise specifically indicated, all financial information in this annual report has been prepared in accordance with U.S. GAAP and presented in U.S. dollars. For certain purposes, such as filing financial statements with the CVM and determining dividend payments and other distributions and tax liabilities in Brazil, the Company has been and will continue to be subject to the requirements of the Brazilian Corporate Law, and the Company will continue to prepare its financial statements in Brazil in accordance with the Brazilian Corporate Law.

     The Company has elected to present its financial statements in U.S. dollars. For this purpose, amounts in Brazilian currency for all periods presented have been translated into U.S. dollars in accordance with the methodology set forth in SFAS 52.

     Although the Company presents its financial statements in U.S. dollars, the Company’s functional currency is the Brazilian real. Before 1998, the Company was required under SFAS 52 to use the U.S. dollar as its functional currency because of the highly inflationary conditions that had been present in the Brazilian economy. Based on guidelines accepted by the U.S. Securities and Exchange Commission (the “Commission”), the Company concluded that, as of January 1, 1998, the Brazilian economy no longer had highly inflationary conditions because the increase in the general price index had been less than 100% over the previous three years. Accordingly, beginning on January 1, 1998, the Company changed its functional currency to the real because, in accordance with SFAS 52, a company operating in an environment that is not highly inflationary is obligated to use the currency of its operating environment as its functional currency.

     Although the Company adopted the real as its functional currency, the Company continued to use the U.S. dollar as its reporting currency, which requires the Company to translate amounts from reais to U.S. dollars in accordance with SFAS 52. Accordingly, as of December 31, 2002 and 2001 and for each of the three years in the period ended December 31, 2002:

•	all assets and liabilities have been translated into U.S. dollars using the applicable year-end rate as published by the Central Bank of Brazil (2002 - R$3.5333 to U.S.$1.00, 2001 – R$2.3204 to U.S.$1.00);

•	statement of operations and cash flow accounts (including amounts relative to local currency indexation and exchange variances on assets and liabilities denominated in foreign currency, which were not translated prior to 1998) have been translated into U.S. dollars using the average rate prevailing in the month of the charge or credit to income; and

•	capital accounts have been translated at historical rates.

     Gains and losses resulting from the translation of the financial statements are included as a component of other comprehensive income in shareholders’ equity, and transaction gains or losses (related to foreign currency asset or liability) are included in the statement of operations in the financial income and financial expense accounts. See “—Brazilian Economic Environment—Inflation and Exchange Rate Variation—Effects of Exchange Rate Variation.”

Critical Accounting Policies

Discussion of Critical Accounting Policies

     The presentation of the Company’s financial condition and results of operation often requires the Company’s management to make judgments regarding the effects of matters that are inherently uncertain on the carrying value of the Company’s assets and liabilities. Actual results may differ from those estimated under different variables, assumptions or conditions. In order to provide an understanding about how management forms its judgments about future events, including the variables and assumptions underlying the estimates, and the sensitivity of those judgments to different variables and conditions, the Company has included comments related to each of the following critical accounting policies:

•	revenue recognition and accounts receivable;

•	costs and inventory valuation;

•	impairment and amortization of permanent assets;

•	valuation of long-term investments;

•	valuation of derivative instruments;

•	pension plans;

•	tax incentives;

•	deferred taxes; and

•	contingencies.

Revenue Recognition and Accounts Receivable

     Revenue for product sales is recognized when risk and title to the product transfer to the customer, which usually occurs at the time goods are delivered.

     The allowance for doubtful accounts is recorded in an amount the Company considers sufficient to cover any probable losses on realization of its accounts receivable from the Company’s customers and is included as selling expenses; no adjustment is made to net sales revenue. In order to establish the allowance for doubtful accounts, the Company’s management constantly evaluates the amount and characteristics of the Company’s accounts receivables. When significant delays occur and the likelihood of receiving these payments decreases, a provision is made. In case receivables in arrears are guaranteed or there are reasonable grounds to believe they will be paid, no provision is made.

Costs and inventory valuation

     Inventories are comprised of finished goods, work in process, raw materials, and materials for consumption. Inventories are recorded at the lower of average cost or realizable value. Inventories of consumption materials are classified as current and long-term assets based on the Company’s estimates of when they will be consumed.

Impairment and amortization of permanent assets

     Goodwill and those intangible assets with indefinite lives are subject to annual impairment tests based on the estimated market values of the related reporting units and the intangible assets. These assets are not subject to amortization beginning in January 2002, as a result of the implementation of Statement of Financial Accounting Standards no. 142.

     The Company performs cash flow studies to determine if the accounting value of its assets, namely its fixed assets and other intangible assets, is compatible with the profitability resulting from the respective business units. If the expected cash flows are lower than the accounting value, the asset will be subject to a provision for impairment.

     Fixed assets and certain intangible assets are regularly recognized as expenses through depreciation, depletion or amortization. The rates of depreciation, depletion or amortization are based on management or third-party estimates of the periods over which these assets can be expected to provide benefits to the Company.

Valuation of long-term investments

     Investments of a permanent nature are recorded at cost or under the equity method, depending on the degree of influence over their operations. These investments are not required to be reduced to their market value, unless the loss in value is believed to be other than temporary, which the Company currently believes not to be the case.

Valuation of derivative instruments

     The Company utilizes swaps, forwards, options and other derivative instruments to manage the Company’s risks relating to variations in foreign exchange rates and interest rates. These instruments are recorded at their estimated fair value, based on market quotations for similar instruments and assumptions as to future foreign exchange and interest rates.

Pension plans

     With respect to the Company’s obligations as sponsor of defined benefit pension plans, the Company relies on calculations performed by independent actuaries, based on assumptions provided by the Company. The primary assumptions include interest rates, investment returns, levels of inflation, mortality rates and future employment levels. These assumptions affect the Company’s liability for accrued pension costs and the amounts the Company is required to provide each year as the Company’s pension cost.

Deferred taxes

     The Company recognizes deferred tax assets and liabilities based on the differences between the financial statement carrying amounts and the tax basis of assets and liabilities, as well as tax loss carry forwards. The Company regularly reviews the deferred tax assets for recoverability and establishes a valuation allowance, as required, based on historical taxable income, projected future taxable income, and the expected timing of the reversals of existing temporary differences. In the event the Company or one of its subsidiaries operate at a loss or is unable to generate sufficient future taxable income, or if there is a material change in the actual effective tax rates or time period within which the underlying temporary differences become taxable or deductible, the Company evaluates the need to adjust the balance of the valuation allowance for the Company’s deferred tax assets.

Contingencies

     The Company is currently involved in certain legal and administrative proceedings that arise from the Company’s normal course of business, as described in Note 13(b) to the Company’s consolidated financial statements. Some of these proceedings involve amounts that are material to the financial statements. The Company believes that the extent to which these contingencies are recognized in the Company’s financial statements is adequate.

     It is the Company’s policy to record accrued liabilities for contingencies that are deemed probable of creating a material adverse impact on the result of its operations or its financial condition.

     The Company is also involved in several legal and administrative proceedings, which are aimed at obtaining or defending its legal rights with respect to tax legislation, which the Company believes to be unjust or unconstitutional. The Company considers these issues to be contingent gains, which the Company does not recognize in the financial statements until the contingency has been resolved. When the Company has been granted the temporary right not to pay the disputed amounts or to offset disputed amounts that have already been paid against current tax obligations, the Company continues to maintain a liability for the disputed amounts until the contingency has been resolved. The Company also accrues arrears interest on the liability, using the applicable interest rate defined in the tax law.

The Auction, the Nova Camaçari Acquisition and the Related Party Mergers

     On July 25, 2001, Nova Camaçari acquired ESAE in an auction conducted by the Central Bank. ESAE’s principal asset consisted of 56.3% of the capital stock, representing 63.8% of the voting stock, of Conepar, a Brazilian holding company, the principal assets of which were 42.6% of the capital stock, representing 66.7% of the voting stock, of Polialden and 31% of capital stock, representing 35% of the voting stock, of Politeno. In connection with the auction, Nova Camaçari also acquired:

•	all of the capital stock of Intercapital, the principal asset of which was 31.9% of the capital stock, representing 36.2% of the voting stock, of Conepar; and

•	100% of the capital stock of Proppet.

     To finance these acquisitions, Nova Camaçari incurred U.S.$573.5 million in indebtedness. On July 25, 2001, the Company’s predecessor, Copene, acquired Nova Camaçari for U.S.$40 (forty dollars). As a result, Copene held indirectly all of the capital stock of Proppet, 66.7% of the voting capital of Polialden and 35% of the voting capital of Politeno. In September 2001:

•	Nova Camaçari acquired the capital stock of Conepar that it did not already own from BNDESPAR for U.S.$62.0 million; and

•	Copene merged with Nova Camaçari, Intercapital and Proppet.

     On August 16, 2002, OPP Produtos and 52114 Participações merged with and into the Company. As a result, the Company, directly and indirectly, acquired all of the voting capital stock of OPP Química, 64.4% of the voting capital stock of Trikem, 92.3% of the voting capital stock of Nitrocarbono and 29.5% of the voting capital stock of Copesul. Prior to the Related Party Mergers, ODB owned all of the voting capital stock of OPP Produtos, and Pronor owned all of the voting capital stock of 52114 Participações. In connection with the Related Party Mergers, the Company issued shares representing 43.7% of its voting capital stock to ODB, a member of the Odebrecht Group, and shares representing 3.6% of its voting capital stock to Pronor, a member of the Mariani Group.

     Following the Related Party Mergers:

•	the Odebrecht Group owned 44.6% of the voting capital stock of the Company and owned 39.8% of the voting capital stock of Norquisa, the principal asset of which is 30.8% of the voting capital stock of the Company; and

•	the Mariani Group owned 3.6% of the voting capital stock of the Company and owned 16.1% of the voting capital stock of Norquisa.

     In February 2003, the Company completed a public tender offer in Brazil for the shares of Nitrocarbono not owned by the Company. As a result of this tender offer, the Company owned more than 99.9% of the voting capital stock of Nitrocarbono. On March 31, 2003, Nitrocarbono, OPP Química and ESAE merged with and into the Company.

Accounting Aspects

     For purposes of financial statements prepared in accordance with the Brazilian Corporate Law, the Company accounted for the acquisition of each of Nova Camaçari, OPP Produtos and 52114 Participações under the purchase method of accounting as of the respective date of each acquisition. Under this accounting method, the recorded assets and liabilities of Nova Camaçari, OPP Produtos and 52114 Participações were transferred to the Company’s consolidated financial statements at their historical amounts, and goodwill was recognized for the difference between the purchase price and the net acquired assets. For purposes of U.S. GAAP, the Company also accounted for the Nova Camaçari Acquisition and the 52114 Merger under the purchase method of accounting as of the respective date of each acquisition. However, as a result of the common control exercised by the Odebrecht Group over the Company and OPP Produtos prior to the OPP Produtos Merger, in accordance with U.S. GAAP, the Company accounted for the acquisition of OPP Produtos in a manner similar to a pooling-of-interests as if this acquisition had occurred on July 25, 2001, the date of the Nova Camaçari Acquisition and the date on which such common control had commenced. As a result:

•	the consolidated balance sheets of the Company as of December 31, 2001 included in the Consolidated Financial Statements reflect the inclusion of the assets and liabilities acquired and assumed by the Company in the Nova Camaçari Acquisition and the OPP Produtos Merger;

•	the consolidated balance sheets of the Company as of December 31, 2002 included in the Consolidated Financial Statements reflect the inclusion of the assets and liabilities acquired and assumed by the Company in the Nova Camaçari Acquisition, the OPP Produtos Merger and the 52114 Merger;

•	the consolidated statement of operations and cash flow accounts of the Company for the year ended December 31, 2000 included in the Consolidated Financial Statements reflect solely the operations and cash flows of Copene and its consolidated subsidiaries for such year;

•	the consolidated statement of operations and cash flow accounts of the Company for the year ended December 31, 2001 included in the Consolidated Financial Statements reflect the operations and cash flows of the entities acquired in the Nova Camaçari Acquisition and the OPP Produtos Merger for the period on and after July 25, 2001; and

•	the consolidated statement of operations and cash flow accounts of the Company for the year ended December 31, 2002 included in the Consolidated Financial Statements reflect the operations and cash flows of the entities acquired in the Nova Camaçari Acquisition and the OPP Produtos Merger for such year and the operations and cash flows of the entities acquired in the 52114 Merger for the period on and after August 16, 2002.

Business Segments and Presentation of Segment Financial Data

     In 2002, the Company created an organizational structure that it believes best reflects its business activities and corresponds to its principal products and production processes. The Company reports its results by market segment to reflect this organizational structure:

•	Basic Petrochemicals – This segment includes the Company’s basic petrochemical production activities and its supply of electricity, steam and compressed air to second generation producers, including certain producers owned or controlled by the Company, in the Northeastern Complex, and consists of operations historically conducted by Copene, the Company’s predecessor;

•	Polyolefins – This segment includes the Company’s activities related to the production of polyethylene and polypropylene and ancillary petrochemical derivatives and consists of the operations historically conducted by OPP Química and by Polialden;

•	Vinyls – This segment includes the Company’s activities related to the production of PVC, caustic soda and chlorine and consists of the operations historically conducted by Trikem; and

•	Business Development – This segment includes the Company’s activities related to the production of other second generation petrochemical products, principally the operations historically conducted by Nitrocarbono and Proppet, and the management of certain of its minority equity interests, principally its investments in Petroflex and Cetrel.

     The Company reports its business segment data in its U.S. GAAP financial statements in accordance with SFAS No. 131, “Disclosures about Segments of an Enterprise and Related Information” (“SFAS 131”). SFAS 131 requires that segment data be presented on the basis of the internal information that is used by management for assessing performance and making operating decisions, including decisions regarding the allocation of resources among segments. Because the Company evaluates and manages segment performance based on information generated from its statutory accounting records which are maintained in accordance with the Brazilian Corporate Law, the segment data included in the Company’s U.S. GAAP financial statements is presented under the Brazilian Corporate Law accounting principles, with certain exceptions related to the dates when the acquired companies are included in the consolidation.

     The segment financial information presented in this section has been translated from reais into U.S. dollars at the average rate for each period presented. Intersegment net revenues related to transfers of basic petrochemicals and other products were recorded at market prices.

Demand for the Company’s Products

     Because of the Company’s large market share in many of the markets in which its petrochemical products are sold, fluctuations in Brazilian consumer demand affect the Company’s production levels and net sales revenues. Brazilian gross domestic product grew at a compound average annual rate of 2.1% from 1990 through 2002. During the corresponding period, Brazilian consumption of polyethylene, polypropylene and PVC grew at an average compound rate of 7.7%, with (1) average consumption growth of polyethylene increasing at a compound average annual rate of 6.5%, (2) average consumption growth of polypropylene increasing at a compound average annual rate of 11.7% and (3) average consumption growth of PVC increasing at a compound average annual rate of 6.1%. Demand for the Company’s petrochemical products has historically demonstrated a high degree of elasticity, generally growing at three to four times the rate of growth of Brazil’s gross domestic product.

     The Company anticipates that growth in demand for its petrochemical products will continue due to (1) increasing consumption of plastic-based consumer products, (2) the trend towards substitution of traditional packaging materials, such as glass and paper, with plastics, (3) general economic growth in Brazil and (4) broader income distribution in Brazil. However, the Company’s estimates about market trends and economic growth may turn out to be incorrect.

Cyclicality Affecting the Petrochemical Industry

     Consumption of the petrochemical products manufactured by the Company has increased significantly over the past 30 years. Due to this growth in consumption, producers have experienced alternating periods of insufficient capacity for these products. Periods of insufficient capacity, including some due to raw material shortages, have usually resulted in increased selling prices and operating margins. These periods have often been followed by periods of capacity additions, which have resulted in declining capacity utilization rates, selling prices and operating margins.

     The Company expects that these cyclical trends in selling prices and operating margins relating to capacity shortfalls and additions will likely persist in the future, principally due to the continuing impact of four general factors:

•	cyclical trends in general business and economic activity produce swings in demand for petrochemicals;

•	when demand is falling, the high fixed cost structure of the capital intensive petrochemicals industry leads producers to compete aggressively on price in order to maximize capacity utilization;

•	significant capacity additions, whether through plant expansion or construction, can take two to three years to come on-stream and are therefore necessarily based upon estimates of future demand; and

•	as competition in these products is focused on price, being a low-cost producer is critical to profitability. This favors the construction of larger plants that maximize economies of scale but also leads to major increases in capacity that can outstrip current growth in demand.

Sales of the Company’s Products

     In 2002, sales of by the Basic Petrochemicals Unit, the Vinyls Unit, the Polyolefins Unit and Business Development Unit represented 45.3%, 15.8%, 35.1% and 3.8%, respectively, of the Company’s net revenue on a combined basis. In 2002, the Company sold approximately 77% of its petrochemical products in Brazil and 23% to foreign customers. Exports to other countries in the Americas accounted for 69% of the Company’s export sales, with the remainder of the Company’s exports being sold in Europe (12%), in Asia (15%) and in Africa (4%).

     In 2002, sales of the Company’s petrochemical products increased as compared to 2001, despite the economic difficulties faced by Brazil and other Latin American countries caused by, among other factors, the uncertainty prior to and immediately following Brazil’s October 2002 presidential elections, and the stoppage for 92 days in 2002 of the pyrolysis plant that is part of the Olefins 1 Unit operated by the Basic Petrochemicals Unit for scheduled maintenance and expansion of this facility. As a result, the Company’s shipments of petrochemical products increased in 2002 by 1.9% as compared to 2001.

     The utilities business within the Basic Petrochemicals Unit consists of the production of electricity, steam, compressed air and treated water for sale to second generation petrochemical producers in the Northeastern Complex, including those owned by the Company, and represented 9.5% of the Basic Petrochemicals Unit’s net sales in 2002.

Pricing of the Company’s Products

     Historically, pricing of the Company’s products has been influenced by, among other factors, the following:

•	international prices for petrochemical products, which are significantly influenced by industry capacity utilization rates and by significant increases in capacity in the industry;

•	demand for petrochemical products as a result of the level of growth of the Brazilian economy and the economics of other South American countries;

•	fluctuations in the exchange rate between the real and the U.S. dollar; and

•	economic conditions in Brazil and other South American countries, including prevailing inflation rates.

     The Company negotiates the real prices for certain of its products, principally polyethylene, polypropylene and PVC, on a monthly basis with its customers. The Company attempts to revise its prices to reflect changes in the international market prices of these products and the appreciation or depreciation of the real against the U.S. dollar. However, during periods of high volatility in either international market prices or the exchange rate, the Company is sometimes unable to reflect these changes fully in its prices.

     Basic Petrochemical Products. Prices for ethylene produced by the Company are calculated based on a margin sharing system. See“—The Basic Petrochemicals Unit—Sales and Marketing of Basic Petrochemical Products.” The margin for the whole ethylene chain is calculated and split between the Company and its customers in proportion to the cost of investments of each company in the chain. Under this formula, the Company shares the benefit or burden of higher or lower prices for ethylene derivatives, such as polyethylene, with its customers. Conversely, the Company also shares the benefit or burden of lower or higher naphtha prices with its customers.

     The Company calculates the monthly price of propylene by multiplying the monthly ethylene price that it charges (including Brazilian taxes) by the ratio of the European contract price for propylene to the European contract price for ethylene. The price of butadiene is determined by using the European contract price and, unlike prices for the Company’s other products, includes freight costs.

     Other Products. The prices of the products of the Company’s Polyolefins Unit, Vinyls Unit and Business Development Unit generally trade on the basis of prices determined in highly competitive markets. Nevertheless, the Company generally obtains higher prices in Brazil for these products than the prices it obtains when it export its products. The difference in prices between the Brazilian and export markets results principally from:

•	higher transportation costs in Brazil; and

•	tariffs and duties.

     In addition, the Company is an integrated producer of caustic soda, chlorine and PVC, and the Vinyls Unit is able to benefit from gains achieved through countercyclical pricing of its vinyls products. When a strong international demand for PVC exists, thereby resulting in higher prices for PVC, the Company and other producers in the PVC production chain produce surplus volumes of EDC, resulting in lower prices for EDC. Conversely, when lower international demand for PVC exists, thereby depressing the price of PVC, less EDC is produced, permitting the Company to realize higher prices for EDC.

     Prices for caprolactam produced by the Company’s Business Development Unit generally fluctuate in accordance with international market prices, but because the Company sells approximately 80% of its caprolactam production to one customer, it has generally been unable to assess any material premium over the prevailing international market price on sales of caprolactam.

Cost of Sales and Services

     Historically, the Company’s costs for certain raw materials, principally naphtha, ethylene and propylene, and the costs of certain catalysts required in the Company’s production processes, have been incurred in U.S. dollars or are U.S. dollar-linked. Other costs of production, consisting primarily of other raw materials, principally salt used in the vinyls segment, labor, energy and depreciation costs, are incurred in reais. Approximately 77% of the Company’s costs and operating expenses are denominated in U.S. dollars or are U.S. dollar-linked, with the remaining 23% denominated in reais.

     The Company’s cost of naphtha, the primary raw material used in the production of the Company’s basic petrochemical products, represented approximately 66% and 70% of the Company’s cost of sales for 2002 and 2001 on a combined basis giving effect to the Nova Camaçari Acquisition and the Related Party Mergers as if they had occurred on January 1, 2000 and including naphtha purchased by the Company’s Basic Petrochemicals Unit and naphtha used to produce the ethylene that the Company’s Polyolefins Unit purchases from Copesul. The cost of naphtha, varies in accordance with international market prices, which fluctuate depending upon the supply and demand for oil and other refined petroleum products. Prior to August 9, 2000, the Company was required under Brazilian law to purchase all of its naphtha requirements from Petrobras, and naphtha prices were established monthly by Petrobras. During this period, Petrobras established naphtha prices on a monthly basis based upon a pricing formula that took into account international oil prices and the costs to import naphtha into Brazil. The formula itself was memorialized in a federal government document prepared by the Finance and Energy Ministries and signed by the Brazilian President.

     Beginning on August 9, 2000, the Brazilian government implemented a policy of free naphtha price negotiation and permitted the Company to purchase naphtha from suppliers other than Petrobras. The Company has entered into a 10-year renewable contract with Petrobras under which the prices it pays Petrobras for naphtha in any month are established based on the average ARA quotations for naphtha in U.S. dollars during the previous month converted into reais at the U.S. dollar/real exchange rate in effect on the last day of the previous month. In addition, the Company imports naphtha through its terminal at Aratu under short-term contracts and spot market purchases. The prices for naphtha under these contracts are established based on ARA quotations as well.

     Ethylene is the primary raw material used by the Polyolefins Unit in the production of polyethylene is produced by the Basic Petrochemicals Unit and by Copesul. The Company’s cost of ethylene purchased from Copesul represented approximately 52% and 56% of the Company’s cost of sales for 2002 and 2001 on a combined basis giving effect to the Nova Camaçari Acquisition and the Related Party Mergers as if they had occurred on January 1, 2000. The cost of ethylene is subject to the margin sharing system discussed above under “—Pricing of the Company’s Products—Basic Petrochemicals Products.” As a result, the price for ethylene is significantly affected by international market prices for naphtha. The cost of propylene, the primary raw material used by the Polyolefins segment in the production of polypropylene, is also significantly affected by international market prices as discussed above under “—Pricing of the Company’s Products—Basic Petrochemical Products.”

     The Company obtains salt, the primary raw material used by the Vinyls segment, from mines it operates in the State of Alagoas. The Company estimates that its salt reserves are sufficient to produce chlorine (with which it produces EDC) at expected rates of production for in excess of 50 years.

     The Company’s energy cost represented approximately 2.5% and 2.2% of the Company’s cost of sales for 2002 and 2001, respectively, on a combined basis giving effect to the Nova Camaçari Acquisition and the Related Party Mergers as if they had occurred on January 1, 2001. In particular, the Company’s vinyls segment has significant electricity requirements. CHESF supplies electricity to the Company under a long term contract expiring in 2007. Copel, an electricity distributor in southern Brazil serving the State of Rio Grande do Sul, supplies electricity to the Company under a contract expiring in December 2003. Tractabel, an electricity distributor in southern Brazil serving the State of Rio Grande do Sul, supplies electricity to the Company under a long-term contract expiring in 2007. Eletropaulo Metropolitana–Eletricidade de São Paulo S.A. (“Eletropaulo”), the electricity distributor in the City of São Paulo, supplies electricity to the Company under a one-year renewable contract. Following the expiration of its power purchase agreement with Copel, the Company will purchase all of its electricity needs in southern Brazil from Tractabel under its existing contract. The Company generates all of its electricity requirements for its operations in the Northeastern Complex and sells the excess electricity that it generates to other second generation producers in the Northeastern Complex.

Capacity Utilization

     The Company’s operations are capital intensive. Accordingly, to obtain lower unit production costs and maintain adequate operating margins, the Company seeks to maximize the capacity utilization rate at all of its production facilities. On a pro forma basis, giving effect to the Nova Camaçari Acquisition and the Related Party Mergers as if they had occurred on January 1, 2001, the Company’s average capacity utilization was approximately 86% in 2002 and 81% in 2001. Two recognized petrochemical industry consultants project that demand for thermoplastic products over the next few years will result in an increase of capacity utilization to approximately 90%.

     The table below sets forth capacity utilization with respect to certain of the Company’s principal products for the years ended December 31, 2002 and 2001 on a combined basis, giving effect to the Nova Camaçari Acquisition and the Related Party Mergers as if they had occurred on January 1, 2001.

	Year ended December 31,

	2002	2001

Ethylene	82%	89%
Propylene	79%	83%
Polyethylene	78%	73%
Polypropylene	92%	84%
PVC	84%	76%
PET	87%	91%

Equity Investments

     The Company owns 29.5% of the capital stock of Copesul. The Company records its proportional interest in the net income (loss) of Copesul as equity in earnings of affiliates, net in its income statement. The Company accounts for its equity investment in Copesul in affiliated companies. In addition, certain of the plants in the Company’s Polyolefins Unit purchase ethylene and propylene from Copesul under long-term contracts.

     The Company owns 35% of the voting capital stock, representing 34.7% of the total capital stock, of Politeno. The Company records its proportional interest in the net income (loss) of Politeno as equity in earnings of affiliates, net in its income statement. The Company accounts for its equity investment in Copesul in affiliated companies. In addition, the Company’s Basic Petrochemicals Unit sells ethylene and propylene to Politeno under long-term contracts.

Brazilian Economic Environment

     As a Brazilian company with substantially all of its operations in Brazil, the Company is significantly affected by economic and social conditions in the country. In particular, the Company’s results of operations and financial condition are impacted by the growth rate of Brazil’s gross domestic product. See “—Gross Domestic Product.” The Company’s results of operations and financial condition are also affected by the rate of Brazilian inflation and the rate of depreciation of the real against the U.S. dollar. See “—Inflation and Exchange Rate Variation.”

Gross Domestic Product

     After several years of steady economic growth following the introduction of the Real Plan in 1994, the Brazilian economy entered into a downturn in late 1998 that was exacerbated by a significant currency devaluation beginning in mid-January 1999. As a result, gross domestic product, or GDP, grew in constant terms by 0.2% in 1998 and by 0.8% in 1999.

     The recovery of the Brazilian economy in 1999, in the wake of the 32.4% devaluation of the real against the U.S. dollar and the strong fiscal adjustment produced by the public sector, led to enhanced consumer confidence. In 2000, GDP in Brazil grew by 4.4%. GDP in Brazil increased by 1.4% in 2001, principally as a result of an electric energy shortage in Brazil, decreased consumer confidence following the Argentine crisis and the aftermath of the September 2001 terrorist attacks in the United States.

     Brazilian average consumption of the Company’s second-generation products decreased by 1.5% in 2001 as compared to average consumption of such products in 2000 because many of the Company’s customers were required to reduce the scope of their operations as a result of energy rationing in Brazil during 2001.

     In 2002, GDP in Brazil increased by 1.5%. GDP growth in Brazil was inhibited in 2002 due to the economic uncertainties surrounding Brazil’s October 2002 presidential elections and other factors. However, in 2002, average consumption of the Company’s products increased by 3.1% over the depressed 2001 levels and 1.6% over 2000 levels.

Inflation and Exchange Rate Variation

     Prior to July 1994, Brazil had for many years experienced high and generally unpredictable rates of inflation and steady devaluation of its currency relative to the U.S. dollar. Since the introduction of the real as the new Brazilian currency in July 1994, inflation has remained relatively low compared to historical periods.

     The following table sets forth, for the years shown, Brazilian inflation and the devaluation of the real against the U.S. dollar as measured by comparing the daily exchange rates published by the Central Bank on the last day of each year:

	Year ended December 31,

	2002	2001	2000	1999	1998

Inflation (1)	25.3%	10.4%	9.9%	20.1%	1.8%
Inflation (deflation) (2)	9.9%	7.1%	4.4%	8.6%	(1.8%)
Nominal depreciation of the real against the U.S dollar	34.3%	15.7%	8.5%	32.4%	7.6%

(1)	Based on the Índice Geral de Preços - Mercado (the Brazilian General Price Index—Market, or IGP-M) published by the Fundação Getúlio Vargas, or the Getúlio Vargas Foundation.

(2)	Based on the Índice de Preços ao Consumidor (the Brazilian Consumer Price Index, or IPC) published by Fundação Instituto de Pesquisas Econômicas, or the Economic Research Institute Foundation.

     Inflation and exchange rate variations have, and may continue to, substantially effect the Company’s financial condition and results of operations as well as the reported value of the Company’s assets and liabilities in U.S. dollars.

Effects of inflation

     Before January 1, 1998, Brazil was considered to be a highly inflationary economy. For periods before January 1, 1998, the Company translated its financial statements into U.S. dollars from financial statements presented in reais, in accordance with the provisions of SFAS 52. Under the financial statement procedures adopted by the Company for these periods, the Company translated non-monetary items (inventories, property, plant and equipment and accumulated depreciation and depletion, as well as shareholders’ equity accounts) into U.S. dollars at historical exchange rates. The Company translated monetary assets and liabilities denominated in Brazilian currency at period-end exchange rates. The Company included the translation gain or loss resulting from this restatement process in the applicable statements of operations.

     As of January 1, 1998, the Company concluded that the Brazilian economy had ceased to be highly inflationary for purposes of SFAS 52 and changed its functional currency from its reporting currency of U.S. dollars to the Brazilian reais. Therefore, on January 1, 1998, the Company translated the U.S. dollar amounts of non-monetary assets and liabilities into reais at the then-current exchange rate. These translated amounts became the new accounting bases for such assets and liabilities. At each period ended after January 1, 1998, the Company has translated all of its assets and liabilities into U.S. dollars at the then-current applicable exchange rate and all accounts in the statements of operations and cash flows at the average rates prevailing during the applicable period. The Company has included the translation gain or loss resulting from this translation process in the cumulative translation adjustments component of shareholders’ equity.

     One significant effect of inflation and exchange rate variations on the Company relates to its costs and operating expenses. A significant percentage of the Company’s costs and operating expenses are in reais and tend to increase with Brazilian inflation because the Company’s suppliers and service providers generally increase prices to reflect Brazilian inflation. As expressed in U.S. dollars, however, these increases have been typically offset at least in part by the effect of the appreciation of the U.S. dollar against the real. If the rate of Brazilian inflation increases more rapidly than the rate of appreciation of the U.S. dollar against the real, then, as expressed in U.S. dollars, the Company’s costs and operating expenses may increase and assuming constant U.S. dollar sales prices, the Company’s profit margins may decrease. If the rate of appreciation of the U.S. dollar exceeds the rate of Brazilian inflation, then, as expressed in U.S. dollars, the Company’s costs and operating expenses may decrease and, assuming constant U.S. dollar and sales prices, the Company’s profit margins may increase.

Effects of exchange rate variation

     Since the Company adopted the real as its functional currency on January 1, 1998, the depreciation and appreciation of the real against the U.S. dollar has impacted, and will continue to impact, the Company’s results of operations in several ways. The Company’s reporting currency for all periods is the U.S. dollar. The Company maintains its financial records in reais, and translates its statements of operations into U.S. dollars at the average rate published by the Central Bank of Brazil for the corresponding period. The amounts reported in the Company’s statements of operations in any given period are reduced or increased at the same rate as the real has depreciated or appreciated in relation to the U.S. dollar during that period.

     The Company has significant amounts of U.S. dollar denominated liabilities, as well as operating expenses denominated in or linked to U.S. dollars. In addition, a substantial portion of the Company’s revenues are linked to U.S. dollars.

     Virtually all of the Company’s sales are of petrochemical products, which generally trade freely in the international markets at prices expressed in U.S. dollars. The Company generally attempts to set prices that take into account, and vary to reflect changes in, the international market prices for its petrochemical products and variations in the exchange rate. As a result, although substantially all of the Company’s revenues are in reais, approximately 76% of the Company’s sales in fiscal year 2002 were linked to U.S. dollar-based international market prices. When the real depreciates against the U.S. dollar, assuming international market prices remain constant in U.S. dollars, the Company increases the prices for its products in reais (to the extent possible in light of then-prevailing market conditions), and the Company’s net revenues in reais increase. Conversely, when the real appreciates against the U.S. dollar, assuming international market prices remain constant in U.S. dollars, the Company generally decreases the price of its products in reais, and the Company’s net revenues in reais tend to decrease as well. In periods of high volatility in the U.S. dollar-real exchange rate, there is usually a lag between the time that the U.S. dollar appreciates and the time that the Company can effectively pass on such increased costs in reais to its customers in Brazil. Such pricing mismatches decrease when fluctuations in the U.S. dollar-real exchange rate are less volatile. These increases and decreases in the Company’s reais net revenue, however, are not reflected in the Company’s net revenue when reported in U.S. dollars.

     During fiscal year 2002, approximately 66% of the Company’s cost of sales was represented, directly and indirectly, by the cost of naphtha, which is U.S. dollar-denominated, and an additional 11% of the Company’s cost of sales was U.S. dollar-denominated or U.S. dollar-linked. The devaluation of the real has an adverse effect on the cost of naphtha as well as other U.S. dollar-linked or imported raw materials. As a result, when the real depreciates against the U.S. dollar, assuming these costs remain constant in U.S. dollars, the cost for the Company’s products in reais increases and the Company’s net operating revenues in U.S. dollars decrease. Conversely, when the real appreciates against the U.S. dollar, assuming these costs remain constant in U.S. dollars, the cost for the Company’s products in reais decreases and the Company’s net operating revenues in U.S. dollars increase. These decreases and increases in the Company’s reais net operating revenues, however, are not reflected in the Company’s net operating income when reported in U.S. dollars.

     Another effect of devaluation is that the Company’s operating costs and expenses when expressed in U.S. dollars tend to decline. This happens primarily because a portion of the Company’s costs and a substantial portion of the Company’s operating expenses are denominated in reais. During the last several years, the Company’s reais-denominated costs and expenses have been increasing at a rate slower than the devaluation of the real. Accordingly, the effect has been to decrease costs of locally supplied products and services when reported in U.S. dollars, and consequently to increase the Company’s net operating income when reported in U.S. dollars.

     In recent periods, devaluation of the real has had the following effects, among others, on the Company’s balance sheet and results of operations:

•	The translation effects of the Company’s non-real-denominated assets and liabilities held in Brazil (e.g., cash, cash equivalents and short term investments and financial obligations) are recorded in the Company’s statements of operations, which are offset, in part, with respect to monetary assets by monetary indexation of real-denominated financial instruments. Primarily because of the Company’s substantial liabilities denominated in foreign currency, the Company recorded a U.S.$596.0 million net foreign exchange loss in its 2002 statement of income, compared to a U.S.$136.1 million net foreign exchange loss in 2001 and a U.S.$45.3 million net foreign exchange loss in 2000. To the extent these losses are not realized in a transaction (such as the repayment of the debt in the corresponding period in which a devaluation occurs), the foreign exchange loss is added back for purposes of determining the Company’s cash flow.

•	The Company’s real-denominated assets and liabilities in Brazil, primarily accounts receivable, inventories and property, plant and equipment, cash and cash equivalents and government securities, pension plan liabilities, health care benefits and deferred income taxes, are all translated into U.S. dollars at the official exchange rate applicable at each balance sheet date as reported by the Central Bank. Therefore, any depreciation of the real against the U.S. dollar has been reflected as a reduction in the U.S. dollar value of those assets and liabilities, charged directly to shareholders’ equity, included in the cumulative translation adjustment account. These currency translation effects are beyond the control of the Company’s management. Accordingly, the Company recorded a U.S.$326.1 million credit (resulting from an excess of liabilities over assets) directly to shareholders’ equity in its statement of changes in shareholders’ equity for 2002, without affecting its net income, to reflect the nominal devaluation of the real against the U.S. dollar during 2002 of approximately 34.3%. This compared to a charge of U.S.$28.1 million in 2001 to reflect the nominal devaluation of 15.7% during 2001 and a charge of U.S.$112.9 million in 2000 to reflect the nominal devaluation of 8.5% during 2002.

     Foreign currency translation adjustments reflecting the devaluation of the real may have a significant impact on the balance sheet of the Company because its assets are primarily denominated in reais, but a material portion of its liabilities are denominated in foreign currencies or linked to foreign currencies. The reductions in the Company’s asset values charged to shareholders’ equity, however, do not necessarily adversely affect the Company’s cash flows, because the Company’s revenues and cash earnings are linked in large part to the U.S. dollar, and a portion of its operating expenses are linked to the real.

     The devaluation of the real also impacts the amount of retained earnings available for distribution by the Company as dividends when measured in U.S. dollars. Amounts reported as available for distribution in the Company’s statutory accounting records prepared under the Brazilian Corporate Law decrease or increase, as the case may be, when measured in U.S. dollars as the real depreciates or appreciates, respectively, against the U.S. dollar. In addition, the devaluation of the real creates foreign exchange gains and losses that are included in the results of operations determined under accounting principles set forth under the Brazilian Corporate Law that indirectly affect the amount of unappropriated earnings available for distribution.

Risk management activities

     Because the Company borrows in the international markets to support its operations and investments, it is exposed to market risks from changes in foreign exchange and interest rates. Export sales, which generate receivables payable in U.S. dollars, do not cover all of the Company’s U.S. dollar liabilities.

     Braskem developed a risk management policy as from December 31, 2001 with the following objectives: maintain coverage of principal and interest settlements (consolidated) maturing within 12 months for, at least (i) 60% of Braskem’s total U.S.-dollar indebtedness that is related to exports (trade finance), excluding Advances on Currency Contracts (ACCs) with a remaining maturity of up to 6 months and Advances on Export Contracts (ACEs) and (ii) 75% of the total debt in U.S. dollars unrelated to exports (non-trade finance). Compliance with this policy varies based upon applicable market conditions, credit availability and cash balances.

     To further mitigate its exposure to exchange rate risk, the Company tries, when possible, to borrow for its working capital needs using trade finance loans, which funding is generally available at a lower cost because it is linked to the Company’s U.S. dollar exports. The Company cannot assure, however, that, in the future, U.S. dollar revenues that it generates from exports will be in an amount sufficient to cover its U.S. dollar trade finance liabilities.

Effect of Taxes on the Company’s Income

Income Tax and Social Contribution Tax

     Income taxes in Brazil generally include federal income tax and social contribution. The composite tax rate is 34%, comprised of income tax (15%, plus a surtax of 10% on taxable income exceeding R$240,000 per year) and social contribution tax (9%). The rate of federal social and contribution tax has fluctuated between 9% and 12% in 2000, and has been 9% since 2001. This tax is not deductible for federal income tax purposes. The Company is contesting the constitutionality of this tax. See Note 11(e) to the Consolidated Financial Statements.

     The Company has available certain federal tax exemptions based upon federal legislation that offers fiscal incentives to companies that locate their manufacturing operations in the northeastern region of Brazil. These exemptions entitle the Company to pay only 25% of the statutory income tax rate on the profit arising from the sale of basic petrochemical products and utilities until 2011. Trikem is exempt from corporate income tax until 2001 on the results of its industrial operations at its PVC plant in Bahia. Trikem is entitled to pay only 25% of the statutory income tax rate until 2008 on the results of its industrial operations at its PVC plant in Alagoas. See Note 11(d) to the Consolidated Financial Statements.

     Trikem’s production of caustic soda and EDC in the States of Bahia and Alagoas, and the Company’s production of DMT are not covered by these exemptions, but in accordance with Law No. 9,532/97, the Company is entitled to pay with respect to the profits arising from sales by these plants:

•	62.5% of the statutory income tax rate from January 1, 1998 to December 31, 2003;

•	75% of the statutory income tax rate from January 1, 2004 to December 31, 2008; and

•	87.5% of the statutory income tax rate from January 1, 2009 to December 31, 2013.

     At the end of each year, if the Company or any of its affected subsidiaries has taxable profit resulting from the operations described above, the amount of the income tax exemption or reduction is credited to a capital reserve, which can only be used to increase capital or absorb losses.

     Due to operating losses sustained by the Company in the past, the Company and its subsidiaries had U.S.$535.0 million in tax loss carryforwards available at December 31, 2002, of which U.S.$3.1 million have been used as the basis for recognizing net deferred tax assets and the remainder of which have a full valuation allowance. Tax loss carryforwards available for offset in Brazil do not expire. However, the annual offset is limited to 30% of the adjusted net profit of the Company. This limit also affects the social contribution on net profits.

Other Taxes

     The Company is subject to a number of Brazilian taxes in addition to the corporate income tax and the social contribution tax. Changes in Brazilian tax legislation can adversely impact the Company’s results of operations. Some of the other Brazilian taxes applicable to the Company are described below.

Federal excise tax (IPI)

     The Imposto sobre Produtos Industrializados (the Federal Excise Tax or “IPI”), is a federal excise tax, assessed at the time of sale of manufactured products either to another manufacturer or to the retailer of the ultimate customer. Importers also pay this tax at the time the products are imported. The IPI is charged on a non-cumulative basis, so that the tax assessed in previous transactions may be credited against the amounts due in subsequent transactions. Export sales are currently exempt from IPI. The Company’s Polyolefins products are taxed at the rate of 5%.

     The Company recorded revenues of U.S.$284.5 million in 2002 relating to a credit for IPI in respect of purchases of raw materials that are in a zero percent tax bracket, which amount includes approximately U.S.$75.0 million that had already been offset against taxes payable in prior years. The Company recognized a portion of these revenues in taxes recoverable, including U.S.$67.5 as current assets and U.S.$148.8 as non-current assets. This tax credit was granted based on a decision of the Brazilian Federal Supreme Court on December 19, 2002. Although the Federal government has filed an appeal of certain aspects of this decision, such appeal will not affect the validity of this tax credit, and for this reason, the Company decided to recognize this tax credit in its Consolidated Financial Statements for the year ended December 31, 2002. As the tax credit only applies to the Company’s operations in the State of Rio Grande do Sul, the Company has also brought litigation against the federal government in respect of its purchases of raw materials in the States of São Paulo, Bahia and Alagoas, seeking to obtain a similar tax credit.

State value added taxes (ICMS)

     Imposto sobre Operações Relativas à Circulação de Mercadorias e sobre Prestações de Serviços de Transporte Interestadual e Intermunicipal e de Comunicação (the State Value Added Tax or“ICMS”) is a state value-added tax imposed on sales of goods and the rendering of telecommunication and transportation services at rates that may vary from 7% to 30%, depending on the product sold and the specific regulations of each state. The calculation basis of the tax is the price of the transaction, net of invoiced discounts and returns (in the case of sale of goods). ICMS is also charged on a non-cumulative basis, so that the tax assessed in previous transactions may be used as a credit to be offset against the amounts due in subsequent transactions. States impose specific rules on interstate transactions involving oil, natural gas and their byproducts, the revenues from which are taxable. Export sales are currently exempt from ICMS.

Other taxes on revenues (PIS and COFINS)

     Other taxes on revenues include two federal contribution taxes, the Programa de Integração Social (the Social Integration Program or “PIS”), and the Contribuição para Financiamento da Seguridade Social (the Contribution for Social Security Financing or “COFINS”). The rate for COFINS is currently 3% and for PIS is currently 1.65%.

     PIS finances special social programs through the collection of a federal tax on gross revenues. PIS may be charged on a cumulative or non-cumulative basis, depending on the type of activities performed by the Company. A company may be subject to both taxation regimes, in case it develops different kinds of activities. Cumulative PIS is charged at a rate of 0.65%, and non-cumulative PIS is charged at a rate of 1.65%. The Company pays PIS on its gross revenues (except in respect of automotive gasoline sales) on a non-cumulative basis at a rate of 1.65%. The Company pays PIS on its gross revenues in respect of automotive gasoline sales on a cumulative basis at a rate of 2.7%. COFINS finances special social programs through the collection of a federal tax on gross revenues of 3%. This tax is charged on a cumulative basis on each transaction in the supply chain. Export sales are currently exempt from both of these taxes as long as the proceeds of such sales are remitted back to Brazil.

Tax on bank account transactions (CPMF)

     The Contribuição Provisória sobre Movimentação Financeira (the Provisional Contribution on Financial Movements or “CPMF”) is a provisional tax imposed on all transactions involving the debit or withdrawal of money from a bank account in Brazil. The CPMF rate has fluctuated between 0.20% to 0.38% since its adoption in 1997. Since March 18, 2001, the rate has been 0.38%, which will remain in effect through December 2003. From January through December 2004, the applicable rate will decrease to 0.08%, after which the tax is scheduled to expire.

Tax Disputes

     The Company is currently involved in several tax proceedings as discussed in Note 13 to the Company’s Consolidated Financial Statements. The Company has established reserves based on its estimated costs of resolving those claims in which the Company believes it has a probable loss. The tax contingencies relate primarily to the PIS and COFINS taxes, the IPI tax, the corporate income tax and social security contributions. The Company does not believe these tax proceedings will have a material adverse effect on its financial position. It is possible, however, that future results of operations could be materially affected by changes in the Company’s assumptions and the effectiveness of the Company’s strategies with respect to these tax proceedings. For more information on the Company’s tax proceedings, see “Item 8. Financial Information—Consolidated Financial Statements and Other Financial Information—Legal Proceedings.”

Results of Operations

     The discussion of results of operations, comparing 2002 to 2001 and 2001 to 2000, is provided on a historical basis and is followed by a supplemental discussion on an unaudited pro forma basis, which gives effect to the Nova Camaçari Acquisition and the Related Party Mergers as if they had occurred on January 1, 2001. The 52114 Merger was structured as a stock-for-stock exchange and was accounted for by Braskem as an acquisition of 52114 Participações using the purchase method of accounting. As a result of the Nova Camaçari Acquisition, OPP Produtos and Copene were under the common control of the Odebrecht Group after July 25, 2001. As a result of the merger of OPP Produtos with Copene to form Braskem, Braskem was required to represent its financial results as if the OPP Produtos Merger had occurred on July 25, 2001, the date on which OPP Produtos and Copene came under the common control of the Odebrecht Group.

     The acquisitions of Nova Camaçari, OPP Produtos and 52114 Participações significantly affected the results of Braskem due to the significant size of their operations in relation to the operations of Copene, Braskem’s predecessor. Therefore, the financial results of Braskem for periods subsequent to July 25, 2001, the date of the Nova Camaçari Acquisition, are not comparable to periods prior to the Nova Camaçari Acquisition. In order to enhance comparability and make an analysis of the results of 2002 and 2001 more meaningful, after the following discussion on a historical basis, the Company’s management has provided a supplemental discussion based upon unaudited proforma financial information for 2002 and 2001 as if the Nova Camaçari Acquisition and the Related Party Mergers had occurred on January 1, 2001.

     Although the Consolidated Financial Statements have been prepared in accordance with U.S. GAAP, pursuant to SFAS 131, the segment information presented in this section has been prepared in accordance with accounting principles determined by the Brazilian Corporate Law, which differ in certain significant respects from U.S. GAAP, and translated into U.S. dollars using the average rate prevailing in the month of the charge or credit to income. The Company’s discussion and analysis of the results of operations of its business segments is based upon such segment financial information. As a result, the financial information presented in this section with respect to the Company’s business segments are not directly comparable to the consolidated results of the Company presented in this section.

     Because the results of operations of Company’s business segments, other than the Basic Petrochemical segment, are not comparable in any of the periods presented due to the effects of the Nova Camaçari Acquisition and the Related Party Mergers, the Company has also presented an analysis of the historical results of operations or the historical combined results of the principal business unit that comprise each of its business segments, other than the Basic Petrochemical segment.

     The financial information of the Basic Petrochemicals segment is derived from the financial statements of the Company for the years ended December 31, 2002, 2001 and 2000 prepared in accordance with accounting principles determined by the Brazilian Corporate Law. Because the results of operations of the Basic Petrochemcals segment are included in the Company’s results of operation for the years ended December 31, 2002, 2001 and 2000, no separate analysis of the combined results of operations is presented comparing fiscal years 2002 and 2001.

     The financial information for OPP Química and Polialden, the subsidiaries that comprise the Polyolefins segment, is derived from the financial statements of OPP Química and Polialden for the years ended December 31, 2002 and 2001 prepared in accordance with accounting principles determined by the Brazilian Corporate Law.

     The financial information for Trikem, the subsidiary that comprises the Company’s Vinyls segment, is derived from the financial statements of Trikem for the years ended December 31, 2002 and 2001 prepared in accordance with accounting principles determined by the Brazilian Corporate Law.

     The financial information for Nitrocarbono and Proppet, the subsidiaries that comprise the Business Development segment, is derived from the financial records of Nitrocarbono for September to December 2002 and financial records of the Company with respect to its PET business. The Business Development Unit of the Company is responsible for managing certain of the Company’s investments, principally its investments in Petroflex and Cetrel. However, as the results of the Company’s investments managed by the Business Development Unit are reported as equity in earnings (losses) of affiliates, the results of these companies are not included in the segment discussions included below.

Historical Discussion

     The following table sets forth the certain historical consolidated financial information of the Company for the years ended December 31, 2002, 2001 and 2000.

	Year ended December 31,

	2002		2001		2000

	(in thousands of U.S. dollars, except percentages)
Net sales	U.S.$	2,391,116	U.S.$	1,771,891	U.S.$	1,555,100
Cost of sales		(1,900,987)		(1,447,207)		(1,252,357)

Gross profit		490,129		324,684		302,743
Selling, general and administrative expenses		(252,475)		(80,632)		(77,035)
Credit from Federal Excise Tax (IPI)		284,509		—		—

Operating income		522,163		244,052		225,708
Financial income		167,854		80,448		94,869
Financial expenses		(1,159,842)		(294,593)		(134,000)
Other non-operating expenses		(57,281)		(26,312)		(2,494)
Income tax (expense) benefit		(20,422)		14,332		(2,937)
Equity in earnings of affiliates, net		22,467		(6,090)		6,889
Minority interest		65,024		(63,848)		15
Cumulative effect of a change in accounting principle, net of income tax effect		—		1,767		—

Net income (loss)	U.S.$	(460,037)	U.S.$	(50,244)	U.S.$	188,050

Gross Margin (%)		20.5		18.3		19.5
Operating Margin (%)		21.8		13.8		14.5

     The following table sets forth certain historical financial information with respect to the Company’s business segments for the years ended December 31, 2002, 2001 and 2000.

	Year ended December 31,

	2002		2001		2000

	(in thousands of U.S. dollars, except percentages)
Basic Petrochemicals
Net sales	U.S.$	1,127,142	U.S.$	1,330,987	U.S.$	1,568,713
Cost of sales		(972,506)		(1,129,833)		(1,252,357)

Gross profit		154,636		201,153		316,356
Operating income		84,348		132,255		218,335
Gross Margin (%)		13.7%		15.1%		20.2%
Operating Margin (%)		7.5%		9.9%		13.9%
Polyolefins
Net sales	U.S.$	873,748	U.S.$	341,364		—
Cost of sales		(729,351)		(245,246)		—

Gross profit		144,398		96,118		—
Operating income		312,667		52,570		—

	Year ended December 31,

	2002		2001		2000

	(in thousands of U.S. dollars, except percentages)
Gross Margin (%)		16.5%		28.2%	—
Operating Margin (%)		35.8%		15.4%	—
Vinyls
Net sales	U.S.$	403,930	U.S.$	153,864	—
Cost of sales		(289,500)		(106,602)	—

Gross profit		114,430		47,262	—
Operating income		18,739		23,574	—
Gross Margin (%)		28.3%		30.7%	—
Operating Margin (%)		4.6%		15.3%	—
Business Development
Net sales	U.S.$	92,506	U.S.$	28,368	—
Cost of sales		(77,869)		(23,952)	—

Gross profit		14,637		4,417	—
Operating income		5,721		3,208	—
Gross Margin (%)		15.8%		15.6%	—
Operating Margin (%)		6.2%		11.3%	—

Year Ended December 31, 2002 Compared with Year Ended December 31, 2001

Consolidated Results

     Net Sales. Net sales of the Company increased by 34.9% during fiscal year 2002 to U.S.$2,391.1 million as compared to U.S.$1,771.9 million in fiscal year 2001, primarily as a result of the inclusion of the net sales of the Polyolefins, Vinyls and Business Development Units following the date of the Nova Camaçari Acquisition. See “ —Results of Operation.” In addition, net sales for the Basic Petrochemicals segment, which represents the only business segment included in the historical financial results for the full years of 2002 and 2001, decreased by 15.3% to U.S.$1,127.1 million in 2002 from U.S.$1,331.0 million in 2001.

     Cost of Sales and Gross Profit. Cost of sales increased by 31.4% during fiscal year 2002 to U.S.$1,901.0 million as compared to U.S.$1,447.2 million during fiscal year 2001, primarily as a result of the inclusion of the cost of sales of the Polyolefins, Vinyls and Business Development Units following the date of the Nova Camaçari Acquisition. See “ —Results of Operation.” In addition, cost of sales for the Basic Petrochemicals segment, which represents the only business segment included in the historical financial results for the full years of 2002 and 2001, decreased by 13.9% to U.S.$972.5 million in 2002 from U.S.$1,129.8 million in 2001.

     As a result, gross profit increased by 51% in fiscal year 2002 to U.S.$490.1 million from U.S.$324.7 million in fiscal year 2001. Gross margin for 2002 was 20.5% as compared to 18.3% in 2001.

     Selling, General and Administrative Expenses. Selling, general and administrative expenses increased by 213.3% during fiscal year 2002 to U.S.$252.5 million as compared to U.S.$80.6 million during fiscal year 2001, primarily as a result of the inclusion of the selling, general and administrative expenses of the Polyolefins, Vinyls and Business Development Units following the date of the Nova Camaçari Acquisition. See “ —Results of Operation.” Selling, general and administrative expenses represented 10.6% of net sales during 2002 and 4.6% of net sales during 2001.

     Credit from Federal Excise Tax (IPI). Credit from Federal Excise Tax (IPI) was U.S.$284.5 million in 2002, the year in which this credit was recognized. See “ —Effect of Taxes on the Company’s Income —Other Taxes —Federal excise tax (IPI)” and Note 5 to the Consolidated Financial Statements.

     Operating Income. Operating income increased by 114% during fiscal year 2002 to U.S.$522.2 million as compared to U.S.$244.1 million during fiscal year 2001, primarily as a result of the Credit from Federal Excise Tax (IPI) recognized in 2002 in the aggregate amount of U.S.$284.5 million and the inclusion of the gross profit of the Polyolefins, Vinyls and Business Development Units following the date of the Nova Camaçari Acquisition. In addition, operating income for the Basic Petrochemicals segment decreased by 36.3% to U.S.$84.3 million during 2002 as compared with U.S.$132.3 million in 2001. Operating income represented 21.8% of net sales during 2002 and 13.8% of net sales during 2001.

     Financial Income. Financial income increased by 108.8% during fiscal year 2002 to U.S.$167.9 million as compared to U.S.$80.4 million during fiscal year 2001, primarily as a result of the inclusion of the financial income of the Polyolefins, Vinyls and Business Development Units following the date of the Nova Camaçari Acquisition.

     Financial Expenses. Financial expenses increased by 293.7% during fiscal year 2002 to U.S.$1,159.8 million as compared to U.S.$294.6 million during fiscal year 2001, primarily as a result of the inclusion of the financial expenses of the Polyolefins, Vinyls and Business Development Units following the date of the Nova Camaçari Acquisition.

     Other Non-operating Expenses. Other operating expenses increased by 117.9% during fiscal year 2002 to U.S.$57.3 million as compared to U.S.$26.3 million during fiscal year 2001. This increase was primarily as a result of the write-off by the Company of certain obsolete assets in 2002.

     Income Tax (Expense) Benefit. Income tax (expense) benefit was an expense of U.S.$20.4 million during fiscal year 2002 as compared to a benefit of U.S.$14.3 million during fiscal year 2001. This change was primarily as a result of the inclusion of the financial income of the Polyolefins, Vinyls and Business Development Units following the date of the Nova Camaçari Acquisition.

     Equity in Earnings (Losses) of Affiliates, net. Equity in earnings (losses) of affiliates, net was a gain of U.S.$22.5 million during fiscal year 2002 as compared to a loss of U.S.$6.1 million during fiscal year 2001. This change was primarily as a result of caused by (1) an increase of approximately U.S.$6.4 million in the equity in earnings of Copesul in 2002 as compared to 2001 and (2) equity in earnings of Politeno in an amount of U.S.$13.0 million in 2002 as compared to equity in losses of Politeno in an amount of U.S.$8.2 million in 2001.

     Minority Interest. Minority interest was a gain of U.S.$65.0 million during fiscal year 2002 as compared to a loss of U.S.$63.8 million during fiscal year 2001. The gain recorded in 2002 offset the proportion of the losses sustained by Trikem during that year (approximately U.S.$130.0 million) that are attributable to the interests in Trikem held by Trikem’s minority shareholders. In addition, the gain in 2002 was partially offset by a loss in minority interest corresponding to the proportion of income earned by Polialden during 2002 that is attributable to the interests in Polialden held by its minority shareholders. In 2001, both Trikem and Polialden recorded net income, a proportion of which was offset by the Company to reflect the proportional interests of the minority shareholders in these companies.

     Net Loss. Net loss increased by 816.3% during fiscal year 2002 to U.S.$460.0 million, or 19.2% of net sales, as compared to U.S.$50.2 million, or 2.8% of net sales, during fiscal year 2001.

Business Segment Results

     Basic Petrochemicals

     The financial information with respect to the Basic Petrochemicals segment is derived from the financial statements of the Company for the years ended December 31, 2002 and 2001. In accordance with SFAS 131, the segment data included in the Company’s financial statements is presented under the Brazilian Corporate Law accounting principles.

     Net Sales. Net sales of the Basic Petrochemicals segment decreased by 15.3% during 2002 to U.S.$1,127.1 million from U.S.$1,331.0 million during 2001. This decrease is primarily attributable to a decrease of 6.6% in ethylene sales volume resulting from the stoppage of the pyrolysis plant that is part of Olefins Unit 1 for 92 days during 2002 and the 14.1% decrease in average ethylene prices, to U.S.$414.80 per ton in 2002 from U.S.$483.10 per ton in 2001. Sales of Utilities accounted for 9.5% of net revenue of the Basic Petrochemicals Unit in 2002, totaling U.S.$106.8 million, of which U.S.$59.7 million was attributable to sales of steam, U.S.$38.1 million was attributable to sales of electricity and U.S.$8.9 million was attributable to sales of water and compressed air, a 10.3% decrease as compared to 2001.

     Net revenues of the Basic Petrochemicals segment from export sales increased by 5.4% during 2002 to U.S.$127.0 million from U.S.$121.0 million in 2001. Exports of gasoline, initiated by the Basic Petrochemicals segment in 2002, amounted to U.S.$27.7 million and contributed strongly to this improved export performance.

     Sales volume of ethylene decreased by 6.6% to 994.8 thousand tons in 2002 as compared to 1,064.8 thousand tons in 2001, principally due to a scheduled stoppage of the Pyrolysis I Plant. Average prices for ethylene decreased by 14.1% to U.S.$414.8 per ton in 2002 from U.S.$483.1 per ton in 2001.

     Annual sales volume of propylene decreased by 5.7% in 2002, to 463.5 thousand tons from 491.7 thousand tons in 2001. Average domestic prices for propylene remained relatively stable in 2002, including a modest increase of 0.6% to U.S.$354.5 per ton in 2002 as compared with U.S.$352.5 per ton in 2001, principally due to higher demand for this product during 2002.

     Cost of Sales and Gross Profit. In 2002, total cost of sales of the Basic Petrochemicals segment decreased by 13.9% to U.S.$972.5 million from U.S.$1,129.8 million in 2001. This decrease is primarily attributable to the lower sales volume registered in 2002, as well as to the decrease of 4.3% in the average annual price of naphtha purchased by the Company during 2002, as compared with 2001. Naphtha accounted for approximately 83% and 75% of the Basic Petrochemicals segment’s cost of sales in 2002 and 2001, respectively.

     Gross profit of the Basic Petrochemicals segment decreased by 23.2% to U.S.$154.6 million in 2002 from U.S.$201.2 million in 2001, thus resulting in a reduced gross margin for 2002 of 13.7%, when compared with a gross margin of 15.1% for 2001.

     Operating Income. The operating income of the Basic Petrochemicals segment decreased by 36.1% to U.S.$84.3 million during 2002 as compared with U.S.$132.3 million in 2001. The Basic Petrochemical’s operating margin for 2002 was 7.5%, as compared with 9.9% in 2001, principally as a result of the decline in gross margins referred to above, coupled with the increase of 1.6% in general and administrative expenses due to certain non-recurring expenses incurred in 2002 and associated with the integration and restructuring process that resulted in the formation of the Company. See “Item 4. Information on the Company—History and Development of the Company.”

     Polyolefins

     The financial information with respect to the Polyolefins segment is derived from the financial statements of the Company for the years ended December 31, 2002 and 2001. As a result of the common control exercised by the Odebrecht Group over the Company and OPP Química prior to the OPP Produtos Merger, in accordance with U.S. GAAP, the Company accounted for the acquisition of OPP Produtos, including its subsidiary OPP Química, in a manner similar to a pooling-of-interests as if this acquisition had occurred on July 25, 2001, the date of the Nova Camaçari Acquisition and the date on which such common control had commenced. In accordance with SFAS 131, the segment data included in the Company’s financial statements is presented under the Brazilian Corporate Law accounting principles. The financial information with respect to OPP Química and Polialden are based on financial statements of OPP Química and Polialden for the years ended December 31, 2002 and 2001 prepared in accordance with accounting principles determined by the Brazilian Corporate Law.

     Net Sales. Net sales of the Polyolefins segment increased by 155.9% during 2002 to U.S.$873.7 million from U.S.$341.4 million during 2001. This increase was primarily attributable to the effects of the OPP Produtos Merger, which resulted in an increase of 155.4% in the sales volume of polyethylene and an increase of 159.5% in the sales volume of polypropylene during 2002, when compared with 2001. In addition, the aforementioned sales volume increases more than offset the decreases of 9% and 3% in the average prices of polyethylene and polypropylene, respectively, during 2002, when compared with 2001. Net export sales of the Polyolefins segment increased by 242.0% during 2002 to U.S.$260.7 million from U.S.$76.2 million during 2001. This increase is primarily attributable to the effects of the OPP Produtos Merger, which resulted in an increase of 151.2% in the export volumes of polyethylene and polypropylene.

     Net revenues of OPP Química and Polialden, the companies that comprise Braskem’s Polyolefins segment, on a combined basis increased by 3.1% during 2002 to U.S.$873.7 million from U.S.$847.3 million during 2001. This increase was primarily attributable to the increase of 54.4% in combined gross export sales of the Polyolefins Unit, of OPP Química and Polialden, to U.S.$260.7 million in 2002 from U.S.$168.8 million during 2001. This increase is primarily attributable to a 51% increase in LLDPE export sales volumes — from 43.4 thousand tons in 2001 to 65.6 thousand tons in 2002 – as well as to higher export sales of UTEC in 2002, which amounted to U.S.$16.7 million in comparison to U.S.$6.3 million in 2001.

     Sales volume of polyethylene by OPP Química and Polialden on a combined basis increased by 5% to 660.0 thousand tons in 2002 as compared to 628.5 thousand tons in 2001, principally due to a 24.1% increase in export volumes in 2002 as compared with 2001 (to 168.3 thousand tons in 2002 from 135.8 thousand tons in 2001). This performance reflected a combination of factors, including securitization commitments and an improvement in international market demand for this product. Average domestic prices for polyethylene decreased by 15.2% to U.S.$704.3 per ton in 2002 as compared to U.S.$830.9 per ton in 2001, following the trend in international market prices for polyethylene in 2002.

     Sales volume of polypropylene by OPP Química and Polialden on a combined basis increased by 9% to 411.4 thousand tons in 2002 as compared to 376.8 thousand tons in 2001, reflecting improved demand for thermoplastic resins in 2002. Average domestic prices for polypropylene decreased by 14.2% to U.S.$675.0 per ton in 2002 as compared to U.S.$787.0 per ton in 2001, following the trend in international market prices for polypropylene in 2002.

     Cost of Sales and Gross Profit. Cost of sales of the Polyolefins segment increased by 197.4% during 2002 to U.S.$729.4 million from U.S.$245.2 million during 2001. This increase was primarily attributable to the effects of the OPP Produtos Merger. Purchases by the Polyolefins segment of raw materials from the Basic Petrochemicals segment increased by 135.8% in 2002 to U.S.$156.5 million from U.S.$66.4 million in 2001.

     Gross profit of the Polyolefins segment increased by 50.3% to U.S.$144.4 million in 2002 from U.S.$96.1 million in 2001, mainly due to the effects of the OPP Produtos Merger. Gross margin for the Polyolefins segment was 16.5% in 2002 and 28.2% in 2001, due mainly to the aforementioned decrease in the average domestic prices of polyethylene and polypropylene in 2002 compared to 2001.

     Cost of sales of OPP Química and Polialden on a combined basis increased by 9.2% during 2002 to U.S.$729.4 million from U.S.$668.2 million during 2001. This increase was primarily attributable to an increase of 6.4% in sales volume of both polyethylene and polypropylene in 2002 in comparison with 2001, as well as from increases in plant insurance expenses incurred in 2002. Purchases of raw materials from the Company by OPP Química and Polialden decreased by 2% in 2002 to U.S.$155.3 million from U.S.$158.4 million in 2001.

     Gross profit of OPP Química and Polialden on a combined basis decreased by 19.4% to U.S.$144.4 million in 2002 from U.S.$179.1 million in 2001, thus resulting in a gross margin for 2002 of 16.5% and 21.1% in 2001, and reflecting the aforementioned impacts on the cost of sales.

     The operating income of the Polyolefins segment increased by 494.5% to U.S.$312.7 million during 2002 as compared to U.S.$52.6 million in 2001, due mainly to the effects of the OPP Produtos Merger and the recognition in 2002 by OPP of the U.S.$284.5 million IPI tax credit (see “ —Effect of Taxes on the Company’s Income—Other Taxes—Federal excise tax (IPI)” and Note 5 to the Consolidated Financial Statements). The operating margin for the segment in 2002 was 35.8% as compared to 15.4% in 2001, due mainly to the aforementioned IPI tax credit booked in 2002.

     The operating income of OPP Química and Polialden on a combined basis increased by 302.3% to U.S.$312.7 million during 2002 as compared with U.S.$77.7 million in 2001. Operating margin for 2002 was 35.8% as compared with 9.1% in 2001, principally due to the following:

•	the positive impact as a result of the recognition in 2002 by OPP of the U.S.$284.5 million IPI tax credit (see “ —Effect of Taxes on the Company’s Income—Other Taxes—Federal excise tax (IPI)” and Note 5 to the Consolidated Financial Statements); and

•	the negative impact of a U.S.$19.4 million increase (or 74%) in amortization expenses, from U.S.$26.2 million in 2001 to U.S.$45.6 million in 2002, due mainly to the full amortization of the deferred exchange rate variance of 2001, which amounted to U.S.$34.9 million in 2002 in comparison to U.S.$13.9 million in 2001. The original deferral of the exchange rate variance in 2001 had been recorded only in the Brazilian Corporate Law financial statements and not in the U.S. GAAP financial statements.

     Vinyls

     The financial information with respect to the Vinyls segment is derived from the financial statements of the Company for the years ended December 31, 2002 and 2001. As a result of the common control exercised by the Odebrecht Group over the Company and Trikem prior to the OPP Produtos Merger, in accordance with U.S. GAAP, the Company accounted for the acquisition of OPP Produtos, including its subsidiary Trikem, in a manner similar to a pooling-of-interests as if this acquisition had occurred on July 25, 2001, the date of the Nova Camaçari Acquisition and the date on which such common control had commenced. In accordance with SFAS 131, the segment data included in the Company’s financial statements is presented under the Brazilian Corporate Law accounting principles. The financial information with respect to Trikem is based on financial statements of Trikem for the years ended December 31, 2002 and 2001 prepared in accordance with accounting principles determined by the Brazilian Corporate Law.

     Net Sales. Net sales of the Vinyls segment increased by 162.4% during 2002 to U.S.$403.9 million from U.S.$153.9 million during 2001. This increase was primarily attributable to the effects of the OPP Produtos Merger, which resulted in significant increases in the Vinyls’ segment’s main products, PVC (171.3%) and caustic soda (153.2%). In addition, these sales volume increases more than offset the decrease of 39% in average caustic soda prices during 2002. Net revenues of the Vinyls segment from export sales increased by 297.9% during 2002 to U.S.$59.5 million from U.S.$14.2 million during 2001. This increase is primarily attributable to the effects of the OPP Produtos Merger, which resulted in significant increases in volumes of exports by the Vinyls’ segment’s main products, EDC (504.7%) and PVC (124.7%).

     Net sales of Trikem, the Company’s subsidiary that comprises the Vinyls segment, decreased by 5.8% during 2002 to U.S.$403.9 million from U.S.$428.6 million during 2001. This reduction was primarily attributable to the decrease during 2002, when compared with 2001, of 5.4% in average domestic prices for PVC and 48.3% in average domestic prices for caustic soda. Gross export sales of Trikem, net of discounts, returns and allowances, increased by 44.1% during 2002 to U.S.$59.5 million from U.S.$41.3 million during 2001. This improved performance was primarily attributable to an increase of export sales of EDC, in an aggregate amount of U.S.$20.5 million in 2002, an increase of 173.3% compared to 2001. This increase also reflected the increase in 2002, when compared to 2001, of 135.6% in average EDC prices.

     Trikem’s total sales volume of PVC increased by 8.8% to 379.3 thousand tons in 2002 compared to 348.6 thousand tons in 2001, principally due to a 7.5% increase in domestic sales volumes, which reflected improving domestic demand for PVC in 2002. Average domestic prices for PVC decreased by 5.4% to U.S.$677.8 per ton in 2002 as compared to U.S.$716.5 per ton in 2001, following the trend in international market prices for PVC in 2002.

     Trikem’s volume of caustic soda sales increased by 11.8% to 400.8 thousand tons in 2002 as compared to 358.7 thousand tons in 2001, principally due to higher domestic demand for caustic soda stemming from the termination, in February 2002, of the Brazilian government’s electric energy rationing program initiated in June 2001. Average domestic prices for caustic soda decreased by 48.3% to U.S.$190.7 per ton in 2002 as compared with U.S.$368.9 per ton in 2001, following the trend in international market prices for caustic soda in 2002.

     Cost of Sales and Gross Profit. Cost of sales of the Vinyls segment increased by 171.6% during 2002 to U.S.$289.5 million from U.S.$106.6 million during 2001. This increase was primarily attributable to the effects of the OPP Produtos Merger.

     Gross profit of the Vinyls segment increased by 141.9% to U.S.$114.4 million in 2002 from U.S.$47.3 million in 2001, resulting in a gross margin for 2002 of 28.3% and of 30.7% in 2001.

     Cost of sales of Trikem increased by 3.2% during 2002 to U.S.$289.5 million from U.S.$280.6 million during 2001. This increase was primarily attributable to the 6.1% higher sales volume of the segment’s main products (PVC, caustic soda and EDC), as well as to higher plant insurance expenses booked in the period. Purchases by Trikem of raw materials from the Company decreased by 6.2% in 2002 to U.S.$120.8 million from U.S.$128.8 million in 2001.

     Gross profit of Trikem decreased by 22.7% to U.S.$114.4 million in 2002 from U.S.$148.0 million in 2001, resulting in a gross margin for 2002 of 28.3%, as compared with 34.5% in 2001 which reflects the impacts of the 8.4% decrease in net sales and the 3.2% increase in cost of sales.

     Operating Income. The operating income of the Vinyls segment declined by 20.8% to U.S.$18.7 million during 2002 as compared to U.S.$23.6 million in 2001. The operating margin for 2002 was 4.6% as compared to 15.3% in 2001. This reduction was primarily attributable to: (1) additional U.S.$46.7 million in expenses in 2002 associated with the full amortization of the deferred exchange rate valiance in 2001; (2) certain non-recurring expenses incurred in 2002 and associated with the integration and restructuring process that resulted in the formation of the Company; see “Item 4. Information on the Company—History and Development of the Company”; and (3) the variations discussed above (net sales and cost of sales).

     Trikem’s operating income declined by 81% to U.S.$18.7 million during 2002 as compared with U.S.$98.6 million in 2001. Trikem’s operating margin for 2002 was 4.6% as compared with 23% in 2001, principally as a result of: (1) an additional U.S.$46.7 million in expenses in 2002 associated with the full amortization of the deferred exchange rate valiance in 2001 (such expenses amounted to U.S.$13.1 million in 2001); (2) certain non-recurring expenses incurred in 2002 and associated with the integration and restructuring process that resulted in the formation of the Company; see “Item 4. Information on the Company—History and Development of the Company”; and (3) the variations discussed above (net sales and cost of sales). The original deferral of the exchange rate variance in 2001 had been recorded only in the Brazilian Corporate Law financial statements and not in the U.S. GAAP financial statements.

     Business Development

     The financial information with respect to the Business Development segment is derived from the financial statements of the Company for the years ended December 31, 2002 and 2001. In accordance with SFAS 131, the segment data included in the Company’s financial statements is presented under the Brazilian Corporate Law accounting principles. The financial information with respect to Nitrocarbono is based on financial records of Nitrocarbono for the four months ended December 31, 2002 and financial information with respect to the operations of the business of Proppet is based on the financial records of the Company. The Business Development Unit of the Company is responsible for managing certain of the Company’s minority investments, principally its investments in Petroflex and Cetrel. However, as the results of the Company’s investments managed by the Business Development Unit are reported as equity in earnings (losses) of affiliates, the results of these companies are not included in the segment discussions included below.

     Net Revenue. Net revenue of the Business Development segment increased by 225.7% during 2002 to U.S.$92.5 million from U.S.$28.4 million during 2001. This increase was primarily attributable to the effects of the Nova Camaçari Acquisition, coupled with the 52114 Merger, which collectively resulted in a 154.5% increase in the sales volume of PET to 61.3 thousand tons in 2002 as compared with 24.1 thousand tons in 2001, as well as to the inclusion of the sales volume of caprolactam of 40.9 thousand tons in the sales of the Business Development segment’s for the last four months of 2002. Net revenue of the Business Development segment from export sales was U.S.$6.0 million during 2002. There were no exports during 2001.

     Net sales of Nitrocarbono and Proppet, the companies that comprise the Business Development segment, on a combined basis, increased by 44.8% during 2002 to U.S.$92.5 million from U.S.$63.9 million during 2001. This increase was primarily attributable to: (1) an increase during 2002 of 12.9% in PET sales volume; (2) an increase during 2002 of 27.2% in DMT sales volume; and (3) the inclusion of net sales of caprolactam by Nitrocarbono of U.S.$20.1 million in the last four months of 2002. Gross export sales, net of discounts, returns and allowances, increased by U.S.$5.9 million during 2002 to U.S.$6.0 million during 2001. This increase is primarily attributable to the effects of the 52114 Merger which included net sales of Nitrocarbono for the last four months of 2002.

     Sales volume of PET by Proppet increased by 12.9% to 59.8 thousand tons in 2002 as compared to 53.0 thousand tons in 2001, principally due to operating improvements realized during 2002 which permitted the Company’s PET production facility to increase its level of production. Average domestic prices for PET decreased by 16.7% to U.S.$907.0 per ton in 2002 as compared to U.S.$1,090.0 per ton in 2001, following the trend in international market prices for PET in 2002.

     Sales volume of caprolactam by Nitrocarbono were 15.1 thousand tons in 2002, and the average domestic price for this product during 2002 was U.S.$1,332.0 per ton.

     Cost of Sales and Gross Profit. Cost of sales of the Business Development segment increased by 224.6% during 2002 to U.S.$77.9 million from U.S.$24.0 million during 2001, reflecting the effects of the 52114 Merger. The Business Development segment purchased U.S.$15.1 million of raw materials from the Basic Petrochemicals segment in 2002.

     Gross profit of the Business Development segment increased by 231.8% to U.S.$14.6 million in 2002 from U.S.$4.4 million in 2001, resulting in a gross margin for 2002 of 15.8% as compared to 15.6% in 2001.

     Cost of sales of Nitrocarbono and Proppet on a combined basis increased by 38.3% during 2002 to U.S.$77.9 million from U.S.$56.3 million during 2001. This increase was primarily attributable to: (1) an increase during 2002 of 12.9% in PET sales volume; (2) an increase of 27.2% during 2002 in DMT sales volume; and (3) net sales by Nitrocarbono of caprolactam of U.S.$20.1 million during the last four months of 2002, which corresponded to 38.6% of the combined net sales of Nitrocarbono and Proppet. Purchases of raw materials from the Company by Nitrocarbono and Proppet on a combined basis increased by 5% in 2002 to U.S.$25.0 million from U.S.$23.8 million in 2001.

     Gross profit of Nitrocarbono and Proppet on a combined basis increased by 91.3% to U.S.$14.6 million in 2002 from U.S.$7.6 million in 2001, thus resulting in a gross margin for 2002 of 15.8% as compared with 12% in 2001.

     Operating Income (Loss). The operating income of the Business Development segment increased by 78.1% to U.S.$5.7 million during 2002 as compared to U.S.$3.2 million in 2001. Operating margin for 2002 was 6.2% as compared to 11.3% in 2001, principally as a result of the effects of the 52114 Merger.

     The operating income of Nitrocarbono and Proppet on a combined basis increased by 7.5% to U.S.$5.7 million during 2002 as compared with U.S.$5.3 million in 2001. Operating margin during 2002 was 6.2% as compared with 8.3% during 2001, principally because the 52114 Merger included four months of Nitrocarbono’s operations in its 2002 results, thus representing additional selling, general and administrative expenses of U.S.$3.6 million in 2002.

Year Ended December 31, 2001 Compared with Year Ended December 31, 2000

Consolidated Results

     Net Sales. Net sales of the Company increased by 13.9% during fiscal year 2001 to U.S.$1,771.9 million as compared to U.S.$1,555.1 million in fiscal year 2000, primarily as a result of the inclusion of the net sales of the Polyolefins, Vinyls and Business Development Units. In addition, revenues for the Basic Petrochemicals segment, which represents the only business segment included in the historical financial results for the full years 2001 and 2000, decreased by 15.2% to U.S.$1,331.0 million in 2001 from U.S.$1,568.7 million in 2000.

     Cost of Sales and Gross Profit. Cost of sales increased by 15.6% during fiscal year 2001 to U.S.$1,447.2 million as compared to U.S.$1,252.4 million during fiscal year 2000, primarily as a result of the inclusion of the cost of sales of the Polyolefins, Vinyls and Business Development Units. In addition, cost of sales and services for the Basic Petrochemicals segment decreased by 9.8% to U.S.$1,129.8 million in 2001 from U.S.$1,252.4 million in 2000.

     As a result, gross profit increased by 7.3% in fiscal year 2001 to U.S.$324.7 million from U.S.$302.7 million in fiscal year 2000. Gross margin for 2001 was 18.3% as compared to 19.5% in 2000.

     Selling, General and Administrative Expenses. Selling, general and administrative expenses increased by 4.7% during selling, fiscal year 2001 to U.S.$80.6 million as compared to U.S.$77.0 million during fiscal year 2000, primarily as a result of the inclusion of the selling, general and administrative expenses of the Polyolefins, Vinyls and Business Development Units.

     Operating Income. Operating income increased by 8.1% during fiscal year 2001 to U.S.$244.1 million as compared to U.S.$225.7 million during fiscal year 2000, primarily as a result of the inclusion of the operating income of the Polyolefins, Vinyls and Business Development Units. In addition, operating income for the Basic Petrochemicals segment decreased by 41.4% to U.S.$132.3 million in 2001 from U.S.$225.7 million in 2000. Operating income represented 13.8% of net revenue during 2001 and 14.5% of net revenue during 2000.

     Financial Income. Financial income decreased by 15.3% during fiscal year 2001 to U.S.$80.4 million as compared to U.S.$94.9 million during fiscal year 2000, primarily as a result of a decrease in 2001 of (1) average cash equivalents and time deposits and (2) domestic interest rates.

     Financial Expenses. Financial expenses increased by 119.9% during fiscal year 2001 to U.S.$294.6 million as compared to U.S.$134.0 million during fiscal year 2000. This increase was primarily as a result of additional indebtedness incurred in connection with the Auction, as well as the inclusion of the indebtedness of the Polyolefins, Vinyls and Business Development Units.

     As of December 31, 2001, the Company had outstanding contracts for risk management purposes in the notional amount of U.S.$226.2 million. The Company recognized net gains of U.S.$6.2 million on these contracts in 2001.

     Other Non-operating Expense. Other non-operating expense increased by 952% during fiscal year 2001 to U.S.$26.3 million as compared to U.S.$2.5 million during fiscal year 2001. This increase was primarily as a result of the inclusion of other non-operating expenses of the Polyolefins, Vinyls and Business Development Units.

     Income Tax (Expense) Benefit. In 2001, the Company recorded an income tax benefit of U.S.$14.3 million related to the recognition of a deferred income tax asset in respect of the tax loss incurred in that year and tax effects of the change in the net asset basis between U.S. GAAP and the Brazilian tax treatment.

     In 2000, the Company recorded an income tax expense of U.S.$2.9 million due to the tax effects of the change in the net asset basis between U.S. GAAP and the Brazilian tax treatment.

     Equity in Earnings (Losses) of Affiliates, Net. Equity in earnings (losses) of affiliates, net was a loss of U.S.$6.1 million during fiscal year 2001 as compared to a gain of U.S.$6.9 million during fiscal year 2000. This change was primarily as a result of (1) equity in losses of Politeno in an amount of U.S.$8.2 million in 2001 and (2) equity in earnings of Norcell in an amount of U.S.$9.8 million in 2000.

     Minority Interest. Minority interest was a loss of U.S.$63.8 million during fiscal year 2001 as compared to a gain of U.S.$15 thousand during fiscal year 2001. This change was primarily as a result of the effects of the Nova Camaçari Acquisition.

     Net Income (Loss). Net loss was U.S.$50.2 million, or 2.8% of net sales, during fiscal year 2001 as compared to net income of U.S.$188.0 million, or 12.1% of net sales, during fiscal year 2000.

Business Segment Results

     Basic Petrochemicals

     The financial information with respect to the Basic Petrochemicals segment is derived from the financial statements of the Company for the years ended December 31, 2001 and 2000. In accordance with SFAS 131, the segment data included in the Company’s financial statements is presented under the Brazilian Corporate Law accounting principles.

     Net Revenue. Net revenue of the Basic Petrochemicals segment decreased by 15.2% during 2001 to U.S.$1,331.0 million from U.S.$1,568.7 million during 2000. This decrease is primarily attributable to the reduction of 3.5% in the sales volume of ethylene, from 1,103,800 tons in 2000 to 1,064,800 tons in 2001, as well as to the decrease of 15.1% in domestic prices of ethylene, from U.S.$569 per ton in 2000 to U.S.$483 per ton in 2001. Sales of Utilities accounted for 8.9% of net revenues of the Basic Petrochemicals segment in 2001, totaling U.S.$119.0 million, representing a 4% decrease when compared with 2000. Of these aggregate sales in 2001, U.S.$58.9 million was attributable to sales of steam, U.S.$50.7 million was attributable to sales of electricity and U.S.$9.3 million was attributable to sales of water and compressed air.

     Net revenue of the Basic Petrochemicals segment from export sales decreased by 25.2% during 2001 to U.S.$121.1 million from U.S.$167.7 million during 2000. This decrease is primarily attributable to the decline of international prices for petrochemical products in 2001.

     Sales volume of ethylene decreased by 3.5% to 1,064,800 tons in 2001 as compared to 1,103,800 tons in 2000, principally due to the programmed maintenance shutdown for 27 days in August 2001 of one of the production facilities for olefins. Average prices for ethylene decreased by 15.1% to U.S.$483.0 per ton in 2001 as compared to U.S.$569.0 per ton in 2000, following the trend in international market prices for petrochemical products in 2001.

     Sales volume of propylene decreased by 7.8% to 491,700 tons in 2001 as compared to 533,500 tons in 2000, principally due to the programmed maintenance shutdown for a period of 27 days in August 2001 of one of the production facilities for olefins. Average domestic prices for propylene decreased by 24.1% to U.S.$352 per ton in 2001 as compared with U.S.$464 per ton in 2000, following the trend in international market prices for petrochemical products in 2001.

     Cost of Sales and Gross Profit. Total cost of sales of the Basic Petrochemicals segment decreased by 9.8% during 2001 to U.S.$1,129.8 million from U.S.$1,252.3 million during 2000. This decrease is primarily attributable to the lower volume of petrochemicals sold in 2001 in view of the aforementioned maintenance shutdown, as well as to the decrease of 8.3% in average naphtha prices in 2001 compared to 2000.

     Gross profit of the Basic Petrochemicals segment decreased by 36.4% to U.S.$201.2 million in 2001 from U.S.$316.4 million in 2000, thus resulting in a gross margin for 2001 of 15.1% and of 20.2% for 2000.

     Operating Income. Operating income of the Basic Petrochemicals segment decreased by 39.4% to U.S.$132.3 million during 2001 as compared with U.S.$218.3 million in 2000. Operating margin for 2001 was 9.9% as compared to 13.9% in 2000, principally as a result of the decline in the gross margin of this segment, which decline was partially offset by a U.S.$14.3 million charge for the settlement of VAT claims that was incurred in 2000 that did not have a corresponding charge in 2001.

     Polyolefins

     The Company’s Polyolefins segment was acquired in the OPP Produtos Merger. As such, the results of operations of this segment were not included in the historical 2000 results of operations, and therefore, the increases in this segment’s operating results are the direct result of the OPP Produtos Merger and the Nova Camaçari Acquisition.

     Vinyls

     The Company’s Vinyls segment was acquired in the OPP Produtos Merger. As such, the results of operations of this segment were not included in the historical 2000 results of operations, and therefore, the increases in this segment’s operating results are the direct result of the OPP Produtos Merger.

     Business Development

     The Company’s Business Development segment was acquired in the Nova Camaçari Acquisition and the 52114 Merger. As such, the results of operations for this segment were not included in the historical 2000 results of operations, and therefore, the increases in this segment’s operating results are the direct result of the Nova Camaçari Acquisition and the 52114 Merger.

Supplemental Unaudited Pro Forma Discussion

     The pro forma information is presented for informational purposes only and is not necessarily indicative of the results of operations of the Company that would have occurred had the Nova Camaçari Acquisition and the Related Party Mergers been consummated on January 1, 2001. In addition, the pro forma operating results are not necessarily indicative of the future operating results of the Company. Management expects that the strategic benefits of the Related Party Mergers will result in incremental revenue and cost-savings opportunities; however, such incremental revenues or cost savings have not been reflected in the pro forma operating results.

     Pro forma adjustments to record the Nova Camaçari Acquisition and the Related Party Mergers as of January 1, 2001 include the following:

•	The inclusion of the results of operations of each of the companies included in the Nova Camaçari Acquisition, as well as OPP Produtos and its subsidiaries, for the period from January 1 to July 25, 2001, the date of the Nova Camaçari Acquisition.

•	An adjustment to the depreciation expense of the companies included in the Nova Camaçari Acquisition, representing the depreciation expense for the period from January 1 to July 25, 2001, based upon the fair value adjustment of these companies’ fixed assets recorded as part of the purchase accounting process.

•	An adjustment to interest expense for the period from January 1 to July 25, 2001, representing the interest expense on the loans incurred in connection with the Nova Camaçari Acquisition, as if such loans had been contracted on January 1, 2001.

•	Elimination of intercompany revenues and expenses involving the companies included in the pro forma presentation.

•	Inclusion of the estimated income tax and social contribution effects of the above adjustments.

     The following table sets forth certain pro forma consolidated financial information of the Company for the years ended December 31, 2002 and 2001, giving effect to the Nova Camaçari Acquisition and the Combined Companies Mergers and the Related Party Mergers as if the Nova Camaçari Acquisition and Related Party Mergers had occurred on January 1, 2001.

	Year ended December 31,

	2002	2001

	(in thousands of U.S. dollars, except percentages)
Net sales	U.S.$2,391,116	U.S.$2,401,450
Cost of sales	(1,900,987)	(1,872,088)

Gross profit	490,129	529,362
Selling, general and administrative expenses	(252,475)	(176,675)
Credit from Federal Excise Tax (IPI)	284,509	—

Operating income (loss)	522,163	352,687
Financial income	167,854	173,461
Financial expenses	(1,159,842)	(798,353)
Other non-operating expenses, net	(57,281)	(37,811)
Income tax and social contribution (expense) benefit	(20,422)	33,316
Equity in earnings (losses) of affiliates	22,467	(3,190)
Minority interest	65,024	(42,570)
Cumulative effect of change in accounting principle, net	—	1,767

Loss	U.S.$(460,037)	U.S.$(320,693)

Gross Margin (%)	20.5	22.0
Operating Margin (%)	21.8	14.7

Year Ended December 31, 2002 Compared with Year Ended December 31, 2001

     Net Revenue. Net revenue of the Company decreased by 0.4% during fiscal year 2002 to U.S.$2,391.1 million as compared to U.S.$2,401.5 million during fiscal year 2001 primarily as a result of the scheduled shutdown at the pyrolysis plant of the Olefins 1 Unit of the Basic Petrochemical Unit, that was the major cause for the 6.6% decrease in the sales volume of ethylene. In addition, the decrease of the prices of the thermoplastic resins and basic petrochemicals products in the domestic market in 2002, in line with the decrease in international prices, more than offset the increase of 7% in the sales volume of thermoplastic resins. Export sales represented 22.4% of total net revenue in 2002.

     Costs of Sales and Services and Gross Profit. Cost of sales and services increased by 1.5% during fiscal year 2002 to U.S.$1,901.0 million as compared to U.S.$1,872.1 million during 2001. Although naphtha and ethylene prices paid by Braskem decreased in 2002 when compared to 2001, the increase in fixed costs due to the aforementioned scheduled shutdown of the Basic Petrochemicals Unit and an increase in the insurance costs for the Company’s industrial facilities more than offset the decrease in naphtha and ethylene prices, the main raw materials of the Company.

     As a result of the items discussed above, on a pro forma basis, gross profit decreased by 7.4% in fiscal year 2002 to U.S.$490.1 million from U.S.$529.4 million in fiscal year 2001. Gross margin for 2002 was 20.5% as compared to 22% in 2001.

     Selling, General and Administrative Expenses. Selling, general and administrative expenses increased by 42.9% during fiscal year 2002 to U.S.$252.5 million as compared to U.S.$176.7 million in fiscal year 2001. This increase was mainly caused by the impact of non-recurring expenses related to the Company’s corporate restructuring process in 2002. Selling, general and administrative expenses represented 10.6% of the Company’s net revenue in 2002 and 7.4% of the Company’s net revenue in 2001.

     Credit from Federal Excise Tax (IPI). The Company recorded revenues of U.S.$284.5 million in 2002 relating to a credit for IPI in respect of taxes paid for raw materials that are in a zero percent tax bracket, which amount includes approximately U.S.$75.0 million that had already been offset against taxes payable in prior years. In connection with the recognition of this revenue, the Company recognized a portion of this amount in taxes recoverable, including U.S.$67.5 million as current assets and U.S.$148.8 million as non-current assets. See “ — Effect of Taxes on the Company’s Income — Other Taxes — Federal Excise Tax (IPI).”

     Operating Income. Operating income increased by 48.1% during fiscal year 2002 to U.S.$522.2 million as compared to U.S.$352.7 million in fiscal year 2001. The major contributor to this variation was the recognition by the Company in 2002 of IPI tax credits in an aggregate amount of U.S.$284.5 million. Operating income represented 21.8% of net revenue during 2002 and 14.7% of net revenue during 2001.

     Financial Income. Financial income in fiscal year 2002 amounted to U.S.$167.9 million, practically in line with U.S.$173.5 million in financial income in fiscal year 2001. Financial income represented 7% of the Company’s net revenue during 2002 and 7.2% of the Company’s net revenue during 2001.

     Financial Expenses. Financial expenses increased by 45.3% during fiscal year 2002 to U.S.$1,159.8 million as compared to U.S.$798.4 million in fiscal year 2001. The increase in financial expenses was due to the higher devaluation of the real in relation to the U.S. Dollar in 2002, as compared to the devaluation that occurred in 2001 (34.3% in 2002 and 15.7% in 2001).

     Other Non-operating Expense, Net. Other non-operating expenses, net, increased by 51.5% during fiscal year 2002 to U.S.$57.3 million as compared to U.S.$37.8 million in fiscal year 2001. The increase in other non-operating expenses, net, was caused primarily by the write-off by the Company of certain obsolete assets in 2002.

     Income Tax and Social Contribution. Income tax and social contribution was an expense in the amount of U.S.$20.4 million during fiscal year 2002 as compared to a credit of U.S.$33.3 million in fiscal year 2001. Income tax and social contribution was an expense in 2002 because, despite the fact that the Company incurred a loss in 2002, its subsidiary OPP Química had taxable income in 2002 primarily as a result of its recognition of IPI tax credits during that year. Income tax and social contribution was a credit in 2001 due to the recording of a deferred tax credit in respect of losses sustained by the Company during 2001.

     Equity in Earnings (Losses) of Affiliates. Equity in earnings (losses) of affiliates increased during fiscal year 2002 to equity in earnings of affiliates of U.S.$22.5 million as compared to equity in losses of affiliates of U.S.$3.2 million in fiscal year 2001. The increase in equity in earnings (losses) of affiliates in 2002 was primarily caused by (1) an increase of approximately U.S.$6.0 million in the equity in earnings of Copesul in 2002 as compared to 2001 and (2) equity in earnings of Politeno in an amount of U.S.$13.0 million in 2002 as compared to equity in losses of Politeno in an amount of U.S.$8.2 million in 2001. Copesul and Politeno are among the Company’s affiliates included in equity in earnings (losses) of affiliates.

     Minority Interest. Minority interest amounted to a gain of U.S.$65.0 million in 2002 million as compared to a loss of U.S.$42.6 million in fiscal year 2001. The gain recorded in 2002 offset the proportion of the losses sustained by Trikem during that year (approximately U.S.$130.0 million) that are attributable to the interests in Trikem held by Trikem’s minority shareholders. In addition, the gain in 2002 was partially offset by a loss in minority interest corresponding to the proportion of income earned by Polialden during 2002 that is attributable to the interests in Polialden held by its minority shareholders. In 2001, both Trikem and Polialden recorded net income, a proportion of which was offset by the Company to reflect the proportional interests of the minority shareholders in these companies.

     Loss. Loss increased by 43.5% during fiscal year 2002 to U.S.$460.0 million as compared to a loss of U.S.$320.7 million in fiscal year 2001. The key factors for the increase in the loss between these two years were the 7.4% decrease in the gross profit, the 45.3% increase in the financial expenses and the 42.9% increase in the selling, general and administrative expenses. These factors altogether, more than offset the non-recurring gains associated with the IPI tax credit.

Liquidity and Capital Resources

     The Company’s principal cash requirements consist of the following:

•	working capital needs;

•	the servicing of the Company’s indebtedness;

•	capital expenditures related to investments in operations and property, plant and equipment; and

•	dividend payments on its shares.

     The Company’s principal sources of liquidity have traditionally consisted of cash flows from operating activities and short-term, and long-term secured borrowings, including pre-export financings. The Company is seeking to extend the overall maturity of its outstanding indebtedness by refinancing certain portions of its indebtedness that come due in the latter half of 2003 and during 2004. The Company believes that this extension of its debt maturities is important in order to better match the Company’s cash generation capacity with its debt service and capital expenditure obligations. The Company is also seeking to sell certain of its non-core assets. See “— Working Capital” and “Indebtedness and Financing Strategy — Long-term Indebtedness — Notes.”

     The Company’s cash and cash equivalents at December 31, 2002 and 2001 were U.S.$35.5 million and U.S.$109.2 million. The decrease in the amount of the Company’s cash and cash equivalents at the end of 2002 compared to the end of 2001 was principally due to net cash used in financing activities, despite the positive operating cash flow. The Company does not have any material unused sources of liquidity.

Working Capital

     The Company had consolidated negative working capital (current assets minus current liabilities) of U.S.$594.7 million at December 31, 2002 (U.S.$610.2 million at December 31, 2001). Part of the Company’s debt strategy over the next few years involves the use of a substantial portion of its consolidated cash flow (including from synergies resulting from the mergers that formed part of its consolidation and from, possibly, the sale of certain non-core assets) to pay principal and interest with respect to this indebtedness, including by repaying short-term debt through longer-term borrowings and issuing longer-term debt securities. Any failure by the Company to refinance indebtedness coming due during the next 12-18 months that it does not repay using cash flow generated from its operations and from the sale of non-core assets would adversely affect the Company and its financial condition. See “Item 3. Key Information — Risk Factors — Risks Relating to the Company — The Company’s indebtedness will require that a significant portion of its cash flow be used to pay the principal and interest with respect to that indebtedness.”

     The Company has short-term finance lines denominated in reais with many of the most important banks operating in Brazil. Although the Company has no committed lines of credit with these banks, the Company’s management believes that the Company will continue to be able to obtain sufficient credit to finance its working capital needs.

Cash Flows

Cash flows from operating activities

     Net cash from operating activities was U.S.$429.6 million in 2002 and U.S.$124.4 million in 2001.

     The Company’s cash flows from operating activities in 2002 reflected an 245.3% increase over 2001, principally due to an increase in liabilities with suppliers, other taxes and advances from customers.

Cash flow from investing activities

     Investing activities, primarily including acquisitions, other capital expenditures and investments in and loans to affiliated companies, used net cash flow of U.S.$217.2 million in 2002 compared to using net cash flow of U.S.$118.5 million in 2001. Cash flows used in investing activities in 2002 were mainly composed of additions to property and equipment related to revamping and maintaining the pyrolysis plant of the Olefins Unit 1 of the Company’s Basic Petrochemicals Unit.

     Cash flows used in investing activities in 2001 were mainly composed of the investment in the Nova Camaçari Acquisition, partially offset by U.S.$147.6 million generated from cash and cash equivalents of the merged companies and from a reduction in short-term and long-term investments.

Cash flow from financing activities

     Financing activities (before distributions to shareholders), which include short-term and long-term secured and unsecured borrowings, and debt repayments, used net cash flows of U.S.$191.1 million in 2002, compared to providing net cash flows of U.S.$91.2 million in 2001.

     During the year ended December 31, 2002, the Company’s issuance and repayments of debt were U.S.$1,701.3 million and U.S.$1,852.3 million, respectively. During the year ended December 31, 2001, the Company’s issuance and repayments of debt were U.S.$1,491.6 million and U.S.$1,382.8 million, respectively.

     In 2002, the Company’s principal source of long-term borrowed funds was an issuance of unsecured convertible debentures in an aggregate amount of U.S.$241.8 million, and an export prepayment financing in an aggregate amount of U.S.$97.2 million. At December 31, 2002, these debentures and this export prepayment financing had outstanding principal balances of U.S.$182.1 million and U.S.$97.2 million, respectively. In 2001, the Company’s principal source of long term borrowed funds was (1) the issuance by the Company of two series of secured, non-convertible debentures, in an aggregate amount of U.S.$176.3 million and (2) an export prepayment credit agreement in an aggregate amount equal to U.S.$300.0 million.

     The Company paid cash dividends and interest attributable to shareholders’ equity (including withholding taxes paid by the Company on behalf of its shareholders in respect thereof) of U.S.$10.7 million and U.S.$39.9 million, respectively, for the years ended December 31, 2002 and 2001.

Contractual Commitments

     The following table summarizes significant contractual obligations and commitments as of December 31, 2002 that impact the Company’s liquidity:

	Payments Due by Period (in millions of U.S. dollars)
	2003	2004	2005	2006	2007	Thereafter	Total

Long-term debt, including current portion	413.0	363.5	158.5	131.3	405.2	0.3	1,471.8
Debentures	9.1	154.7	—	—	182.1	—	345.9
Purchase obligations (1)	110.4	110.4	110.4	110.4	110.4	653.8	1,205.8
Total Contractual obligations	532.5	628.6	268.9	241.7	697.7	654.1	3,023.5

(1)	Purchase commitments of raw materials and electric power based upon the applicable purchase price as of December 31, 2002.

     In addition, the Company is subject to contingencies with respect to tax, labor, distributors, and other claims and has made provisions for accrued liability for legal proceedings related to certain tax claims of U.S.$209.4 million at December 31, 2002. The tax contingencies relate primarily to the Contribution for Social Security Financing, Social Integration Program, the Federal Excise Tax (IPI), the corporate income tax and social security contributions. See “Item 8. Financial Information — Legal Proceedings” and Note 13 to the Consolidated Financial Statements.

Indebtedness and Financing Strategy

     As of December 31, 2002, the Company’s aggregate outstanding debt (including short-term debt, current portion of long-term debt, long-term debt and debentures) was U.S.$2,120.7 million, consisting of short-term debt, current portion of long-term debt and current portion of debentures included in current liabilities of U.S.$725.1 million and long-term debt and debentures (excluding the current portion) in long-term liabilities of U.S.$1,395.6 million.

     The Company’s debt consisted of U.S.$706.1 million of real-denominated debt and U.S.$1,414.6 million of foreign currency-denominated debt. See “Item 11. Quantitative and Qualitative Disclosures About Market Risk” for information regarding the Company’s interest rate exposure, its average maturity and its policy with respect to mitigating foreign currency risks through the use of financial instruments and derivatives.

     The Company’s cash interest expense was U.S.$274.8 million and U.S.$174.4 million for 2002 and 2001, respectively.

Short-term Indebtedness

     During the last three years, the Company has instituted a policy of attempting to reduce its short-term debt and the current portion of its long-term debt as much as possible taking into account market conditions in Brazil. The Company successfully reduced its short-term debt (including the current portion of long-term debt and debentures) to U.S.$725.1 million as of December 31, 2002, from U.S.$840.0 million as of December 31, 2001. As of December 31, 2002, the Company’s outstanding short-term debt consisted primarily of advances on export contracts and working capital debt with Brazilian financial institutions and discounting of domestic trade receivables.

     The Company has short-term finance lines denominated in reais with a number of financial institutions operating in Brazil. Although the Company has no committed lines of credit with these banks, the Company’s management believes that the Company will continue to be able to obtain sufficient credit to finance its working capital needs.

Long-term Indebtedness

     The Company’s long-term debt consists primarily of notes issued in the Brazilian and foreign capital markets, borrowings under credit agreements and pre-export financings.

     Sets forth below are descriptions of certain significant financing transactions of the Company.

Debentures

     On October 1, 2001, the Company’s predecessor, Copene, issued the tenth issue of secured non-convertible debentures (the “Tenth Issue”) in Brazil. The Tenth Issue was issued in two series and is secured by a “garantia flutuante,” or a floating lien over all of the Company’s Basic Petrochemicals Unit’s assets. Copene used the proceeds from the debentures to refinance in part its obligations in connection with the acquisition of the ESAE Assets in the Auction. See “Item 4. History and Development of the Company.”

     At December 31, 2002, the aggregate outstanding amount of the first series of these debentures was U.S.$100.4 million. Interest on the first series accrues at the rate per annum of 118.3% of the Certificado Depósito Interbancário (the Brazilian interbank rate, or CDI), since December 1, 2002 (110% of CDI through November 30, 2002). Interest on the first series is payable semi-annually, and the first series matures on October 1, 2006.

     At December 31, 2002, the aggregate outstanding amount of the second series was U.S.$63.4 million. Interest on the second series accrues at a rate of 13.3% per annum, and the principal amount is adjusted for inflation on each payment date using the IGP-M. Interest on the second series is payable annually, and the second series matures on October 1, 2006.

     The initial interest rates described above in respect of both series of debentures will be in effect until October 1, 2004, when the Company’s Board of Directors will establish new interest rates for the period commending on such date through the final maturity date thereof. The Company must redeem in full the debentures of any holders that do not accept the new interest rates established by its Board of Directors.

     The Tenth Issue contains a number of covenants (calculated in accordance with accounting principles determined by the Brazilian Corporate Law) including a maximum net debt to EBITDA ratio (declining over time); a minimum EBITDA to net financial expenses ratio (increasing over time); a maximum short-term debt to EBITDA ratio (declining over time), which applies if the net debt to EBITDA ratio is greater than specified levels or the maximum EBITDA to net financial expenses ratio is less than specified levels; and limitations on dividend payments, loans to shareholders and affiliates, asset sales, liens and mergers and acquisitions.

     On May 31, 2002, OPP Produtos Petroquímicos issued registered, subordinated convertible debentures in Brazil. As a result of the Related Party Mergers, these debentures became obligations of the Company. At December 31, 2002, the aggregate outstanding principal amount of these debentures was U.S.$ 182.1 million. Interest on these debentures accrues at the Taxa de Juros de Longo Prazo, or TJLP, the Brazilian National Bank for Economic and Social Development’s long-term interest rate, plus 5.0% per annum. Interest on these debentures is fully capitalized until the maturity date of these debentures on July 31, 2007. The terms of these debentures provide that they (1) may not be accelerated, redeemed, prepaid, renegotiated or amended and (2) are subordinated to the Tenth Issue and to a U.S.$250 million export pre-payment credit agreement, which is more fully discussed in “ — Export Pre-Payment Facilities.”

     The holders of these debentures have the option at any time before maturity to convert their debentures into shares of the Company’s capital stock. The initial conversion price is R$975.2 (equivalent to U.S.$276 using the real/U.S. dollar exchange rate at December 31, 2002) of debentures, plus accrued interest, per 1,000 class A preferred shares. Upon conversion, the Company is required to issue class A preferred shares up to the legal limit for preferred shares of 66.6% of its total capital stock. After this 66.6% limit is reached, the Company is required to issue any remaining shares to be converted in the following proportions: one-third in common shares and two-thirds in class A preferred shares.

Notes

     On February 23, 1996, OPP Petroquímica issued and sold U.S.$125.0 million aggregate principal amount of unsecured 11.5% Notes due 2004 pursuant to Rule 144A and Regulation S under the Securities Act. Interest on these notes is payable semi-annually in arrears in February and August in each year, and the notes mature on February 22, 2004. As of December 31, 2002, the outstanding amount of these notes held by third parties was U.S.$28.0 million. The obligations under these notes were assumed by OPP Química in December 2000, when OPP Petroquímica merged with and into OPP Química, and then were assumed by the Company as a result of the Related Party Mergers.

     On October 29, 1996, OPP Petroquímica issued and sold U.S.$100.0 million aggregate principal amount of unsecured 11% Notes due 2004, pursuant to Rule 144A and Regulation S under the Securities Act. Interest on these notes is payable semi-annually in arrears of April and October in each year, and the notes mature on October 29, 2004. As of December 31, 2002, the outstanding amount of these notes held by third parties was U.S.$55.7 million. The obligations under these notes were assumed by OPP Química in December 2000, when OPP Petroquímica merged with and into OPP Química, and then were assumed by the Company as a result of the Related Party Mergers.

     By December 31, 2002, Lantana Trading Company (then a subsidiary of OPP Química and currently a direct subsidiary of Braskem as a result of the Related Party Mergers) had reacquired U.S.$180 million of OPP Petroquímica notes, and had resold U.S.$37 million.

     On June 25, 1997, the Company issued and sold U.S.$150.0 million aggregate principal amount of unsecured 9% Notes due 2007 pursuant to Rule 144A and Regulation S under the Securities Act. Interest on these notes is payable semi-annually in arrears in June and December in each year, and the notes mature on June 25, 2007. As of December 31, 2002, the outstanding amount was U.S.$261.8 million.

     On July 24, 1997, Trikem issued and sold U.S.$250.0 million aggregate principal amount of unsecured 10.6% Notes due 2007 pursuant to Rule 144A and Regulation S under the Securities Act. Interest on these notes is payable semi-annually in arrears in January and July in each year, and these notes mature on July 24, 2007. Trikem has the right to repurchase these notes on July 24 of each year beginning on July 24, 2002. As of December 31, 2002, the outstanding amount of these Trikem notes was U.S.$150.2 million.

Bank Credit Facilities

     In July 1999, Odequi Overseas Inc., now one of the Company’s direct subsidiaries (“Odequi Overseas”), received a loan in the principal amount of U.S.$110.0 million from a syndicate of financial institutions. Odequi Overseas used the proceeds of this loan to acquire non-voting preferred shares of Odequi and OPE Investimentos. Odequi Overseas pre-paid approximately U.S.$30.0 million of this loan prior to its amendment and restatement in July 2002. The amended and restated loan is in the principal amount of U.S.$80.0 million and matures in July 2003. This loan bears interest at the rate of LIBOR plus 1.4% per annum payable semi-annually in arrears in January and July of 2003. This loan is secured by all of the non-voting preferred shares of Odequi and OPE Investimentos, which shares are owned by Odequi Overseas. Odequi and OPE Investimentos have agreed to pay dividends on the preferred shares in amounts equal to the interest due on the Odequi Overseas loan and to redeem the preferred shares for amounts that will be used by Odequi Overseas to pay the principal of the loans. The Company intends to refinance this debt on or prior to its maturity in July 2003. The outstanding balance of this loan as of December 31, 2002 was U.S.$80.0 million.

     In January 1998, several financial institutions granted a loan in the amount of U.S.$30.0 million to Proppet to finance construction of its PET and DMT plant in Camaçari, Bahia. This loan has since been amended to reflect, among other provisions, the merger of Proppet into the Company. ODBPAR Investimentos S.A., one of Braskem’s shareholders (“ODBPAR”), Norquisa and Mitsubishi have guaranteed this loan. ODBPAR and/or Norquisa have also agreed to reimburse Mitsubishi for any payments that it makes in respect of this guarantee if the Company defaults on its payment obligations under the loan. To guarantee their reimbursement obligations, Norquisa and ODBPAR have caused the Company to grant Mitsubishi a second mortgage on its DMT and PET real properties and to pledge the equipment related to its DMT and PET production. The outstanding balance of this loan as of December 31, 2002 was U.S.$18.8 million.

Acquisition Financing

     In September 1992, Odequi purchased shares of PPH Companhia Industrial de Polipropileno and Poliolefinas S/A, the predecessors to OPP Química. Odequi paid 10% of the purchase price in cash and the remaining 90% was financed by Banco do Brasil over a 12-year term. The principal amount of this loan is adjusted monthly for inflation, and the loan bears interest at the rate of 4.5% per annum. Interest is payable semi-annually, and the principal amortizes in 17 semi-annual installments. The outstanding balance of this loan at December 31, 2002 was U.S.$34.9 million. This loan is secured by the shares of OPP Química and is fully guaranteed by Odequi. As part of the Company’s corporate restructuring, the obligations under this loan were fully assumed by OPP Química in December 2000 and were subsequently assumed by the Company as a result of the Related Party Mergers.

     In September 2001, BNDESPAR sold one billion Class B preferred shares of Conepar to Nova Camaçari for a purchase price of approximately U.S.$46.4 million, and as part of the transaction, BNDESPAR extended a loan to Nova Camaçari in a principal amount equal to the purchase price. This loan bears interest at the TJLP rate plus 4% per annum, payable annually each August 15. The principal amount of this loan is due on August 15, 2006. BNDESPAR has the option to convert the principal amount of this loan into the Company’s class A preferred shares upon the maturity of this loan. At December 31, 2002, the outstanding amount of this loan was U.S.$50.0 million. The obligations under this loan were assumed by the Company in connection with its merger with Nova Camaçari.

Export Prepayment Facilities

     In December 2001, the Company’s predecessor, Copene, entered into a U.S.$250.0 million syndicated credit agreement. The loan is secured by certain of the Company’s exports. The loan was disbursed in two tranches. Copene used the proceeds from these debentures to refinance in part its obligations in connection with the acquisition of the ESAE Assets in the Auction. This credit agreement was amended and restated in October and December 2002 to change the terms of certain financial covenants and to add related definitions.

     The first tranche of this loan in the principal amount of U.S.$80.0 million bears interest at the rate of three-month LIBOR plus 4.25% per annum, payable quarterly in arrears. Principal on the first tranche is payable in seven installments beginning in June 2003 and the final maturity is in December 2004. Amortization of the principal is scheduled to match sales of the Company’s exports that are not pledged to support other obligations.

     The second tranche of this loan in the principal amount of U.S.$170.0 million bears interest at the rate of three-month LIBOR plus 5.25% per annum, payable quarterly in arrears. Principal on the second tranche is payable in 15 installments beginning in June 2003 and the final maturity of the second tranche is in December 2006. Amortization of the principal is scheduled to match sales of the Company’s exports that are not pledged to support other obligations. At December 31, 2002, the principal amount outstanding to third parties on the first and second tranches was U.S.$217.0 million.

     In April 2001, Trikem received an export pre-payment loan of U.S.$50.0 million from two financial institutions. This loan matures in June 2004 and bears interest at the rate of three-month LIBOR plus 2.375% per annum payable quarterly in arrears. This loan amortizes in 14 equal quarterly installments structured to correspond to excess distributions to Trikem from the trust that issued the 6.7% Investor Certificates due 2004 as part of an export securitization. This loan is secured by Trikem’s right to payments from the trustee. The Company guarantees Trikem’s performance under the loan documents. As of December 31, 2002, the outstanding principal of this loan was U.S.$16.4 million.

     On July 30, 1997, a trust formed by Trikem issued and sold U.S.$100 million aggregate principal amount of 6.7% Investor Certificates due 2004. The Investor Certificates are to be paid from the proceeds of accounts receivable generated from export sales of PVC and EDC by a subsidiary of Trikem to Nissho Iwai Corporation. Interest is payable quarterly in arrears in March, June, September and December of each year, and the Investor Certificates mature on June 1, 2004. The Investor Certificates represent fractional interests in the trust whose sole asset is receivables generated pursuant to a supply agreement with Nissho Iwai. Trikem agrees to sell PVC and EDC to its subsidiary so that the subsidiary can sell the products to Nissho Iwai. Trikem’s obligations to sell products to its subsidiary is supported by a surety bond. Trikem also guarantees payment of the Investor Certificates. The outstanding balance of these Investor Certificates as of December 31, 2002 was U.S.$72.2 million.

     In June 2000, OPP Petroquímica entered into a prepayment advance for products to be exported to a foreign customer in the amount of U.S.$75.3 million. This prepayment advance bears interest at the rate of six-month LIBOR plus 1.7% per annum. The maximum term for shipment of the subject products ends in December 2003. At December 31, 2002, the unpaid principal amount of this prepayment advance was approximately U.S.$49.7 million. OPP Petroquímica’s obligation to deliver export products is secured by a surety bond. The obligations under this prepayment advance were assumed by OPP Química in December 2000 when OPP Petroquímica merged with and into OPP Química and were assumed by the Company as a result of the Related Party Mergers.

     In December 2002, OPP Química entered into a prepayment advance for products to be exported to a foreign customer in the amount of U.S.$97.2 million. This prepayment advance bears interest at the rate of six-month LIBOR plus 3.75% per annum. This prepayment advance will be paid through partial semi-annual shipments from June 2003 to June 2006. At December 31, 2002, the unpaid principal amount of this prepayment advance was approximately U.S.$97.2 million. OPP Química’s obligation to deliver export products is guaranteed by a surety bond. The obligations under this prepayment advance were assumed by OPP Química in December 2000 when OPP Petroquímica merged with and into OPP Química and were assumed by the Company as a result of the Related Party Mergers.

BNDES Development Loans

     The Company maintains various credit facilities with BNDES to fund general capital expenditures associated principally with the expansion of its production capacity, environmental projects and the development of operation control centers, laboratories and a waste treatment station, of which U.S.$76.2 million amount was outstanding at December 31, 2002. Amounts borrowed from BNDES are secured by a mortgage on certain real estate properties and a pledge of certain equipment and machinery the Company owns. The interest rate on amounts the Company borrowed from BNDES is based on a floating index (the TJLP, a reference interest rate or the BNDES basket of currencies), plus a margin of 3.9% to 10.8% per annum. The principal and interest on these credit facilities are payable monthly through July 2007.

Other

     Petrobras maintains a R$570.0 million (equivalent to U.S.$161.3 at the December 31, 2002 real/U.S. dollar exchange rate) rotating naphtha supply line of credit with the Company in respect of its supply of naphtha to the Company. As of February 24, 2003, the facility is guaranteed by the mortgage of two of OPP Química’s industrial plants. The Company is in the process of negotiating an additional credit facility with Petrobras to be guaranteed by a mortgage on one of its plants in Triunfo, in the State of Rio Grande do Sul.

     The Company has other financing transactions to finance its working capital requirements and certain investments, which are guaranteed by its shares and properties.

Financing Strategy

     The Company’s financing strategy is to extend the average maturity of its outstanding indebtedness, including by repaying short-term debt through longer-term borrowings and issuing longer-term debt securities. In addition, part of the Company’s financing strategy over the next several years involves the Company’s use of a substantial portion of its consolidated cash flow (including from synergies resulting from the mergers that formed part of the Company’s consolidation and possibly from the sale of certain non-core assets) to pay principal and interest with respect to its outstanding indebtedness.

     One of the Company’s principal subsidiaries, Trikem, is party to certain debt agreements that restrict its ability to transfer funds to the Company in the form of cash dividends, loans or advances. As the Company does not reply primarily on funding from its subsidiaries for working capital and other purposes, these restrictions have not had, and are not expected to have, any material adverse impact on the ability of the Company to meet its cash obligations.

Research and Development

     The Company’s policy is to maintain the level of research and development expenditure necessary to enable it to be a “fast follower” of state-of-the-art technologies. This policy is directed towards sustaining the Company’s performance and enhancing the efficiency of the Company’s operations. In addition to its small team of staff, the Company also places emphasis on bench research and has links with research and development programs at the major Brazilian universities as well as recognized foreign research and development centers. During 2002, 2001 and 2000 the Company invested U.S.$5.7 million, U.S.$4.1 million and U.S.$2.3 million, respectively, in research and development.

     With the deregulation of the petrochemical sector, the Company’s technological activities have been directed to projects of a strategic nature, aimed at increasing ethylene production capacity, development of new products and processing of new raw materials. A German company, Linde A.G., was contracted to prepare the engineering project for an increase of 80 thousand tons in annual ethylene production capacity, as well as to develop the Conceptual Design and Basic Engineering for a new Condensate Fractionation Unit. Other projects have been developed in order to allow the upstream units to process these higher capacities and improve their productivity.

     The Company maintains a center for technology and innovation in Triunfo, Rio Grande do Sul. The center’s principal purpose is to evaluate and analyze technology developed abroad for the petrochemical market and to adapt such technology to be utilized in the Brazilian market. This center integrates several laboratories and employs approximately 125 engineers and technicians specialized in developing products and modern equipment, rendering technical and support services to its customers and improving the Company’s technological standards. This center has developed new applications for the development of linear low density polyethylene and the development of improvements in polyolefins packaging for the Company’s clients.

     As a result of its investments and the research performed at this center, the Company offers numerous new products every year and currently has pending over 70 patent applications. In 2002, the center provided services to approximately 180 clients. These services consisted of performing specific tests and responding to requests to develop new products on behalf of the Company’s clients. The Company inaugurated a new wing in December 2002 to assist in its continued efforts to develop new products and applications and to improve its competitiveness.

     In addition to developing new products and applications, the center is an important part of the Company’s strategy to improve its clients’ products and to create new domestic and international business opportunities. The Company works closely with its customers in order to understand their concerns and to provide a tailored product. This technical assistance enables the Company to enhance customer loyalty.

     The Company also maintains partnerships with Brazilian and foreign universities, research centers and public institutes to assist it in developing research projects, including among other universities and institutes, the Universidade de São Carlos, Universidade Federal de Campina Grande, Unicamp, Instituto de Pesquisa Nuclear (Nuclear Research Institute, or IPEN).

     The original patents covering the majority of the Company’s petrochemical production process are in the public domain. The Company was licensed to use certain technology in connection with the construction of the second ethylene plant but is not dependent on any external patents or know-how for its operations. This is also true for the majority of its aromatics plants, with the exception of the para-xylene expansion project, concluded in 1998, where a know-how license is in effect for 15 years.

ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

Directors and Senior Management

     Braskem’s bylaws provide that its Board of Directors is composed of eleven members and eleven alternate members. During periods of absence or temporary unavailability of a regular member of Braskem’s Board of Directors, the corresponding alternate member substitutes for the absent or unavailable regular member. Braskem’s Board of Directors is a decision-making body responsible for, among other things, determining policies and guidelines for Braskem’s business and Braskem’s wholly-owned subsidiaries and controlled companies. Braskem’s Board of Directors is responsible for supervising Braskem’s Board of Executive Officers and monitors its implementation of the policies and guidelines established by the Board of Directors. Under the Brazilian Corporate Law, Braskem’s Board of Directors is also responsible for hiring external auditors.

     The members of Braskem’s Board of Directors are elected at general meetings of shareholders for two-year terms and are eligible for reelection. Under a shareholders’ agreement, the Odebrecht Group has the right to nominate a majority of the Company’s Board of Directors, and the Mariani Group has the right to nominate at least one member of the Company’s Board of Directors. See “Item 7. Major Shareholders and Related Party Transaction—Shareholders Agreements—Controlling Shareholders Agreement.” The terms of all current members expire in 2004. Members of Braskem’s Board of Directors are subject to removal at any time with or without cause at a general meeting of shareholders. Braskem’s bylaws do not contain any citizenship or residency requirements. The members of Braskem’s Board of Directors must be shareholders of Braskem. The President and the Vice President of Braskem’s Board of Directors are elected at a general meeting of shareholders from among the members of Braskem’s Board of Directors, serve for one-year terms, are eligible for reelection and are subject to removal at any time with or without cause at a general meeting of shareholders. Braskem’s Board of Directors is presided over by the President and, in his absence, by the Vice President.

     Braskem’s Board of Directors ordinarily meets four times a year and extraordinarily when a meeting is called by the President, the Vice-President or any two members of Braskem’s Board of Directors. Decisions of Braskem’s Board of Directors require a quorum of a majority of the directors and are taken by majority vote.

     The following table sets forth certain information with respect to the current members of Braskem’s Board of Directors:

Name	Member Since	Position Held	Age

Pedro Augusto Ribeiro Novis	Aug. 15, 2001	President of the Board	56
Alvaro Fernandes da Cunha Filho	Nov. 6, 1997	Vice-President of the Board	54
José de Freitas Mascarenhas	Aug. 15, 2001	Board Member	61
Luiz Fernando Cirne Lima	Aug. 15, 2001	Board Member	70
Newton Sergio de Souza	Aug. 15, 2001	Board Member	50
Alvaro Pereira Novis	Aug 15, 2001	Board Member	59
Francisco Teixeira de Sá	May 24, 2001	Board Member	54
Fernando de Castro Sá	April 29, 2003	Board Member	36
Carlos Alberto de Meira Fontes	Aug. 15, 2001	Board Member	53
Margareth Feijó Brunnet	Sept. 27, 2002	Board Member	44
Cezar dos Santos	April 29, 2003	Board Member	63

     Summarized below is information regarding the business experience, areas of expertise, and principal outside business interests of Braskem’s current directors:

     Pedro Augusto Ribeiro Novis. Mr. Novis was elected to Braskem’s Board of Directors as a nominee of ODB. He has been a member of the Company’s Board of Directors since August 2001 and was elected president of the Board in March 2002. He has also been: a member of the Board of Directors of ODB since October 1997; the chief executive officer of ODB; the chief executive officer of ODBPAR; and a member of the advisory council of CNO (another one Braskem’s shareholders). Mr. Novis also worked at: CNO from March 1968 through 1980, where he was the general officer of the vice president of the business projects since August 1979; Companhia Brasileira de Projetos e Obras — CBPO, where he was executive officer from August 1980 through March 1984 and general officer from April 1984 through March 1985; and vice-president executive officer from March 1985 through September 1997, when he started working at ODB. He holds a law degree from the Universidade Federal da Bahia.

     Alvaro Fernandes da Cunha Filho. Mr. Cunha Filho was elected to Braskem’s Board of Directors as a nominee of ODB and has been a member of the Company’s Board of Directors since 1997. He is currently the vice president of Braskem’s Board of Directors and of the Board of Directors of Norquisa. Mr. Cunha also served as: the Secretary of Industry, Commerce and Tourism of the State of Bahia from 1983 through 1987; executive vice president of Unipar – União de Indústrias Petroquímicas S.A. from 1993 through 1994; a member of the board of directors of Unipar – União de Indústrias Petroquímicas S.A. from 1994 through 1996 and president of OPP Química, Trikem, Odequi, Copec – Complexo Petroquímico de Camaçari, Cetrel – Central de Tratamento de Efluentes Líquidos S.A., and Copesul. Mr. Cunha Filho holds a bachelor’s degree in civil engineering and a master’s degree in economics from the Universidade Federal da Bahia.

     José de Freitas Mascarenhas. Mr. Mascarenhas was elected to Braskem’s Board of Directors as a nominee of ODB in 2001. He is an executive officer of ODB and a member of the advisory council of CNO; the president of Fieb – Federação das Indústrias do Estado da Bahia and of Cieb – Centro das Indústrias do Estado da Bahia since September 1992; and vice president of CNI – Confederação Nacional das Indústrias since October 1985 and of ABIQUIM since May 1993. Mr. Mascarenhas has also served as the president of Veracel Celulose S.A., EPB – Empresas Petroquímicas do Brasil S.A. from August 1988 through March 1998 and was a member of the board of directors of Coelba – Companhia de Eletricidade do Estado da Bahia from March 1987 was a April 1997. Mr. Mascarenhas holds a bachelor’s degree of civil engineering from Universidade Federal da Bahia.

     Luiz Fernando Cirne Lima. Mr. Lima was elected to Braskem’s Board of Directors as a nominee of ODB in 2001. He is currently the superintendent executive officer of Copesul and a member of the Board of Directors of Banco Icatu S.A., a Brazilian bank. Mr. Lima has also served as: the Minister of Agriculture from 1969 through 1973; a member of the board of directors of Gazeta Mercantil from 1977 through 1993, a member of the executive board of politic and social orientation of Fiesp – Federação das Indústrias do Estado de São Paulo; and a member of the board of executive officer of Varig S.A. Mr. Lima holds a bachelor’s degree of agronomical engineering from the Universidade Federal do Rio Grande do Sul.

     Newton Sergio de Souza. Mr. Souza was elected to Braskem’s Board of Directors as a nominee of ODB in 2001. He is currently the general counsel and an executive officer of ODB, an alternate member of the Board of Directors of Norquisa, an executive officer of ODBPAR, the vice president of the board of directors of Companhia de Concessões Rodoviárias – CCR, an operator of toll roads, the vice president of the board of directors of Concessionária da Rodovia Presidente Dutra S.A., an operator of toll roads, the vice president of the Board of Directors of Concessionária do Sistema Anhanguera-Bandeirantes S.A., an operator of toll roads, the vice president of the Board of Directors of Concessionária Ponte Rio-Niterói S.A., an operator of toll roads, a member of the Board of Directors of Concessionária Rodovia dos Lagos S.A., an operator of toll roads, an executive officer of Odebrecht Serviços de Infra-Estrutura S.A., and a member of the Advisory Council of CNO. Mr. Souza has also served as a visiting lawyer at the law firm Dechert, Price & Rhoads (Philadelphia, USA), as a senior lawyer at the law firm Pinheiro Neto Advogados from 1976 through 1982, and as senior counsel of Latin America and Caribbean Division of the World Bank (Washington DC, USA) from 1982 through 1987. Mr. Souza holds a law degree from Pontifícia Universidade Católica do Rio de Janeiro and an LL.M. from the University of Pennsylvania, with a specialization in capital markets.

     Alvaro Pereira Novis. Mr. Novis was elected to Braskem’s Board of Directors as a nominee of ODB in 2001. He is currently the chief financial officer and executive officer of ODB and an executive officer of ODBPAR. Mr. Novis has also served as: the national division vice president of BankBoston in 1966. In 1980, he was elected Managing Director of Banco Iochpe de Investimentos, where he became president in 1995 upon its association with Bankers Trust. From 1989 to 1991, Mr. Novis worked in the Banco BHM, in association with Aralbank. Mr. Novis holds a bachelor’s degree in economics from the Universidade do Rio de Janeiro and a master’s degree in Public Administration from Fundação Getúlio Vargas.

     Francisco Teixeira de Sá. Mr. Sá was elected to Braskem’s Board of Directors as a nominee of ODB in 2001. He is the president of the Board of Directors of Norquisa, the president of the Board of Directors of Copene Monômeros Especiais S.A., the president of Pronor, the president of the Board of Directors of Engepack S.A., an executive officer of CPN Distribuidora de Combustíveis Ltda., an executive officer of Tegal Terminal de Gases Ltda., an executive officer of PIN Petroquímica S.A. and an executive officer of Latapack S.A. Mr. Sá has also served as: engineering and production manager of Dow Química S.A. from 1973 through 1984; as industrial officer of EDN – Estireno do Nordeste S.A. from 1984 through 1989; and commercial officer and superintendent officer of Caraíba Metais S.A. from 1989 through 1997. He holds a bachelor’s degree in chemical engineering from the Universidade Federal da Bahia.

     Fernando de Castro Sá. Mr. Sá was elected to Braskem’s Board of Directors as a nominee of Petros on April 29, 2003. He is currently the supply legal manager of Petrobras and a partner of the law office De Castro Sá e Pagnano Advogados Associados. Mr. Sá has also served as a trainee in the legal department of Banco Nacional S.A. and as a lawyer with the law firm of Teixeira & Advogados Associados. Mr. Sá holds a bachelor’s degree in sociology from the Universidade Federal do Rio de Janeiro and a post graduate degree in business law from Fundação Getúlio Vargas (FGV).

     Cezar dos Santos. Mr. Santos was elected to Braskem’s Board of Directors as a nominee of Previ on April 29, 2003. He is a retired employee of Previ and Banco do Brasil S.A. While an employee of Banco do Brasil S.A. and Previ, Mr. Santos also served as: a member of the fiscal council of Companhia de Eletricidade do Estado da Bahia – COELBA from April 1998 through April 2001; and is president of the fiscal council of Tupi S.A. since April 2001. Mr. Santos has a degree in economics from Universidade do Estado do Rio de Janeiro, a law degree from the Universidade Santa Úrsula, Rio de Janeiro, and an MBA degree from Fundação Getúlio Vargas (FGV).

     Carlos Alberto de Meira Fontes. Mr. Fontes was elected to Braskem’s Board of Directors as a nominee of Petroquisa in 2001. He is currently the president of Petroquisa since April 2000, the Petrochemical Executive Manager of Petrobras, the president of the Advisory Council of the Fábrica Carioca de Catalisadores, a chemical catalyst company, the vice president of the Board of Directors of Petroquímica União S.A., the vice president of the Board of Directors of Rio Polímeros S.A. and a member of the Officers Council of Associação Brasileira de Indústrias Químicas e Produtos Derivados (Brazilian Association of Chemical Industry and Derivative Products, or ABIQUIM). Mr. Fontes has also served as manager of petrochemical projects at Petrobras. Mr. Fontes holds a bachelor’s degree in chemical engineering from the Instituto Militar de Engenharia (IME), took courses in engineering given by Petrobras, holds a postgraduate degree in business management from the Universidade Federal do Rio de Janeiro and attended a program for advanced management.

     Margareth Feijó Brunnet. Mrs. Brunnet was elected to Braskem’s Board of Directors as a nominee of Petroquisa in 2002. She is the manager of Petrochemicals Projects of Petrobras, the general manager of Investments in Petrochemical Centers of Petrobras, an executive officer of Petroquisa, an executive officer of Downstream Participações S.A., a holding company, and a member of the Board of Directors of Copesul. Mrs. Brunnet has also served as petrochemical projects manager from April 2000 through April 2002, as petrochemical projects coordinator from December 1999 through April 2000, as chief of the department of hydrorefinement at a Petrobras refinery in 1999 and chief of the department of special products at a Petrobras refinery from 1996 through 1998. Mrs. Brunnet holds a bachelor’s degree in chemical engineering from the Universidade Federal do Rio Grande do Sul, took courses in process engineering from Petrobras and holds a postgraduate degree in management development.

Board of Executive Officers

     Braskem’s Board of Executive Officers is Braskem’s executive management body. Braskem’s executive officers are Braskem’s legal representatives and are responsible for Braskem’s internal organization and day-to-day operations and the implementation of the general policies and guidelines set forth by the Board of Directors.

     Braskem’s bylaws require that the Board of Executive Officers consist of a Chief Executive Officer and between three and nine additional members, each responsible for business areas that Braskem’s Board of Directors assigns to them. The members of Braskem’s Board of Executive Officers, other than Braskem’s Chief Executive Officer, have no formal titles (other than the title of executive officer) but have the informal titles set forth in the table below.

     The members of Braskem’s Board of Executive Officers are elected by Braskem’s Board of Directors for two-year terms, corresponding to the terms of the members of Braskem’s Board of Directors, and are eligible for reelection. The current term of all of Braskem’s executive officers ends in 2004. Braskem’s Board of Directors may remove any executive officer from office at any time with or without cause. According to the Brazilian Corporate Law, executive officers must be residents of Brazil but need not be shareholders of the Company. Braskem’s Board of Executive Officers holds meetings when called by Braskem’s Chief Executive Officer.

     The following table lists the current members of Braskem’s Board of Executive Officers:

Name	Year of Appointment	Position Held	Age

José Carlos Grubisich Filho	2002	Chief Executive Officer	46
Paul Elie Altit	2002	Vice President Executive Officer and
		Chief Financial officer	45
Bernardo Afonso de Almeida Gradin	2002	Vice President Executive Officer	38
Luiz de Mendonça	2002	Vice President Executive Officer	40
Mauricio Roberto de Carvalho Ferro	2002	Vice President Executive Officer and General Counsel	37
Roberto Prisco Paraíso Ramos	2002	Vice President Executive Officer	56
Rogério Affonso de Oliveira	2002	Vice President Executive Officer	52

     Summarized below is information regarding the business experience, areas of expertise and principal outside business interests of Braskem’s current executive officers:

     José Carlos Grubisich Filho. Mr. Grubisich is currently Braskem’s chief executive officer. He is also currently the chief executive officer of Odequi, Copene Participações and Trikem and the vice president of the board of directors of Copesul. He was the chief executive officer of OPP Química and the president of the board of directors of OPP Química. In January 1997, Mr. Grubisich became the chairman and the chief financial officer of Rhodia S.A. (currently known as “Rhodia Brasil Ltda,” a member of the Rhône Poulenc Group) for Brazil and Latin America. From 1999 to 2001, he served as vice-president of Rhodia Fine Organics worldwide and was member of the executive committee of the Rhône Poulenc Group. Mr. Grubisich holds a bachelor’s degree in chemical engineering from Escola Superior de Química Oswaldo Cruz and an MBA degree from INSEAD – France.

     Bernardo Afonso de Almeida Gradin. Mr. Gradin is currently one of Braskem’s vice president executive officers and head of Braskem’s Vinyls Unit. He is also a member of the Board of Directors of Copene Participações and Trikem and an executive officer of Odequi and of Trikem. Mr. Gradin was a member of the board of directors of OPP Química. Mr. Gradin also served as the production manager of CNO from July 1986 through May 1990, as contract manager of Odebrecht of America, from July 1990 through June 1996 and as superintendent officer of CNO from September 1996 through December 2000. Gradin holds a bachelor’s degree in civil engineering from the Universidade Federal da Bahia.

     Luiz de Mendonça. Mr. Mendonça is currently one of Braskem’s vice president Executive Officers and head of Braskem’s Polyolefins Unit. He is also an executive officer of Copene Participações and Polialden (Superintendent) and a member of the board of directors of Polialden and was an executive officer of OPP Química. Mr. Mendonça also worked 15 years at Rhodia, where he served as general manager of production, supply and finance and marketing, an officer of the chemical division (Latin America) and vice-president of Rhodia U.S.A. Mr. Mendonça holds a bachelor’s degree in production engineering from Escola Politécnica da Universidade de São Paulo and an MBA degree from INSEAD – France.

     Mauricio Roberto de Carvalho Ferro. Mr. Ferro is currently Braskem’s vice president and general counsel, an executive officer of Odequi, a member of the Board of Directors of Companhia Industrial Alagoas – Cinal, a utilities company, an executive officer of Copene Monômeros Especiais S.A., a member of the board of directors of Copene Participações, an alternate member of the Board of Directors of Politeno, a member of the Board of Directors of Polialden and a member of the Board of Directors of Trikem. Mr. Ferro was also an executive officer and general counsel of OPP Química and a member of the Board of Directors of Nitrocarbono. Mr. Ferro has also served as a lawyer at the law firm of Carlos Eduardo Paladini Cardoso in 1989 and as a lawyer at the law firm of Bulhões Pedreira, Bulhões Carvalho e Advogados Associados from 1991 until 1995. Ferro holds a law degree from the Pontifícia Universidade Católica do Rio de Janeiro and an LL.M. degree from the University of London and from the London School of Economics.

     Paul Elie Altit. Mr. Altit is currently one of Braskem’s vice president executive officers and Braskem’s chief financial officer, an alternate member of the Board of Directors of Companhia de Desenvolvimento Rio Verde – Codeverde, a utilities company, an executive officer of Odequi, a member of the Board of Directors of Cinal, the vice president of the Board of Directors of Copene Participações, a member of the Board of Directors of Polialden, the investor relations officer of Polialden, a member of the Board of Directors of Trikem and the investor relations officer of Trikem. Mr. Altit was also the vice president of the Board of Directors of OPP Química, an executive officer and chief financial officer of OPP Química, a member of the Board of Directors of Nitrocarbono and the investor relations officer of Nitrocarbono. Mr. Altit has also served as the manager of business development of CNO from 1988 through 1990, controller of CNO from 1991 through 1993 and as the chief financial officer and investor relations officer of CNO from 1994 through 2002. Mr. Altit holds a bachelor’s degree in engineering from the Universidade Federal do Rio de Janeiro and a post-graduate degree in finance from the Pontifícia Universidade do Rio de Janeiro.

     Roberto Prisco Paraíso Ramos. Mr. Ramos is currently one of Braskem’s vice president executive officers and head of Braskem’s Business Development Unit. He is also an executive officer and co-chairman of the North Sea Production Company Ltda. (Scotland), and a member of the board of directors of Cinal. Mr. Ramos was a member of the board of directors of OPP Química, the president of the board of directors of Nitrocarbono and the chief executive officer of Nitrocarbono. Mr. Ramos has also served as the chief financial officer of Filippo Fochi SpA (Italy) from September 1992 through April 1995, as the chief financial officer of Tenenge – Técnica Nacional de Engenharia (London and São Paulo) from May 1995 through June 1997, as superintendent officer and chairman of Odebrecht Oil and Gas Ltd. (London) from July 1997 through July 2000, and as superintendent officer and chairman of Odebrecht Oil & Gas Ltda. from August 2000 through August 2002. Mr. Ramos holds a bachelor’s degree in mechanical engineering from the Universidade Federal do Rio de Janeiro, a post-graduate degree in the Program for Management Development from Harvard Business School and a master’s in finance from the University of Leicester, England.

     Rogério Affonso de Oliveira. Mr. Oliveira is currently one of Braskem’s vice president executive officers and head of Braskem’s Basic Petrochemicals Unit. He is also the vice president of the Board of Directors of Cinal, a member of the Board of Directors of Copene Participações and an alternate member of the Board of Directors of Polialden. Mr. Olivera was also a member of the Board of Directors of OPP Química. Mr. Oliveira has also served as an executive officer of Ceman S.A. – Central de Manutenção de Camaçari from January 1989 through April 2002, acting in the commercial and industrial areas. Mr. Oliveira holds a degree of mechanical engineering from the Universidade Federal do Rio Grande do Sul and took courses in equipment engineering given by Petrobras.

Fiscal Council

     The Brazilian Corporate Law permits the Company to establish, and allows shareholders to request the establishment of, a permanent conselho fiscal (Fiscal Council). Accordingly, Braskem’s bylaws provide for a Fiscal Council composed of five members and their respective alternate members. The Brazilian Corporate Law requires that the Fiscal Council be independent of management and Braskem’s external auditors. The primary responsibility of the Fiscal Council is to review management’s activities and the financial statements, and to report their findings to the shareholders.

     The members of Braskem’s Fiscal Council are elected by Braskem’s shareholders at the annual general shareholders’ meeting for one-year terms and are eligible for reelection. The terms of the members of Braskem’s Fiscal Council expire at the next ordinary annual general shareholders’ meeting. Under the Brazilian Corporate Law, the Fiscal Council may not contain members that are: on the Board of Directors or on the Board of Executive Officers; Braskem’s employees; employees of a controlled company or of a company that is a member of the controlled group of companies; or spouses or relatives of any member of Braskem’s management. A person elected to serve on the Fiscal Council must be a resident of Brazil and either be a university graduate or have been a company officer or Fiscal Council member of a Brazilian company for at least three years prior to election to the Fiscal Council.

     Holders of preferred shares without voting rights and non-controlling common shareholders that together hold at least 10% of Braskem’s voting shares are each entitled to elect one member and his or her respective alternate to the Fiscal Council.

     The following table lists the current members of Braskem’s Fiscal Council that were elected by Braskem’s shareholders on April 29, 2003:

First Year of
Name	Appointment

Sérgio Pereira da Rocha	2001
Júlio Diniz Bastos Pinto	1999
Ismael Campos de Abreu	2003
Manoel Mota Fonseca	2002
Walter Murilo Melo de Andrade	2002

Compensation

     According to Braskem’s bylaws, Braskem’s shareholders are responsible for establishing the aggregate compensation the Company pays to the members of Braskem’s Board of Directors, Braskem’s Executive Officers and Fiscal Council members. Braskem’s shareholders determine this aggregate compensation at the general shareholders’ meeting each year. Once aggregate compensation is established, the members of the Board of Directors are responsible for distributing such aggregate compensation individually to the members of Braskem’s Board of Directors and Braskem’s Board of Executive Officers in compliance with Braskem’s bylaws. Braskem’s Board of Directors does not have a compensation committee.

     For the year ended December 31, 2001, the aggregate compensation paid by the Company to all members of Braskem’s Board of Directors, members of Braskem’s Board of Executive Officers and members of the Fiscal Council for services in all capacities was approximately R$2.85 million. For the year ended December 31, 2002, the aggregate compensation paid by the Company to all members of Braskem’s Board of Directors, members of Braskem’s Board of Executive Officers and members of Braskem’s Fiscal Council for services in all capacities was approximately R$2.5 million. On April 29, 2003, Braskem’s shareholders (acting in the annual general meeting) established the following compensation for the year 2003: (1) Board of Directors: an aggregate limit of R$950,000; (2) Executive Officers: a total amount of R$6.5 million; and (3) the Fiscal Council: 10% of the average monthly compensation of the Executive Officers to each regular member, plus travel and lodging expenses (the statutory minimum set forth in the Brazilian Corporate Law and in Braskem’s bylaws). The members of Braskem’s Board of Directors participate in the Company’s profit sharing plan.

     Braskem’s Executive Officers receive the same benefits generally provided to Braskem’s employees, such as medical (including dental) assistance, private pension plan and meal vouchers. Like the company’s employees, Braskem’s Executive Officers also receive the equivalent to an additional month’s salary paid annually or proportionally to number of months worked in the year (known as the “thirteenth” (monthly) salary in Brazil), 33.3% of one-month’s salary for vacation, and contributions of 8% of their salary in a public pension fund known as the Fundo de Garantia por Tempo de Serviço (Guarantee Fund for Years of Service, or FGTS).

Employees

     Braskem has invested in a series of courses for the training of operations, laboratory and maintenance personnel through agreements with training entities. Education and training activities are a direct result of the survey of competencies and abilities necessary for employee performance. In the year 2002, the Braskem’s total investment in education and training amounted to U.S.$1.2 million for 310,000 hours of training, an average of 111 hours per employee.

     Braskem’s career plan is based on abilities. The program was established with Braskem’s own resources and technology and has become a national benchmark in human resources practices. In 2002, the career plan permitted salary increases for 36% of Braskem’s employees.

     The following table sets forth on a pro forma basis the number of employees of the Company, including the companies which are currently subsidiaries of Braskem, as of the dates indicated.

	Year ended December 31,

	2002	2001	2000	1999	1998

Number of Employees	2,817	3,204	3,160	3,260	3,250

     Braskem’s employees and their dependents have medical and dental assistance through a system that uses a network of accredited doctors and services. Braskem principally pays the costs for these services, with a smaller amount being paid by the employees. A small monthly fee is also charged to the employees to pay for more costly medical services. In 2002, Braskem spent U.S.$4.1 million with this assistance.

     Braskem pays part of the monthly payments made to three private pension funds: Odebrecht Previdência; Fundação Petrobras de Seguridade Social and PREVINOR — Associação de Previdência Privada. The majority of the Company’s employees, 2,201 at present, participate in these funds. The private pension funds pay supplementary pension and retirement amounts relative to those paid by the Brazilian government’s official pension system, intending to provide its members with a comfortable income at the end of their professional activities. In 2002, Braskem paid approximately U.S.$2.4 million into these funds. See Note 12 to the Consolidated Financial Statements.

     Braskem’s program of participation in results is an established practice and is based on concepts and criteria negotiated with a committee of employees. In 2002, the program of participation in results paid U.S.$9.6 million to 2720 employees. An aggregate amount of U.S.$1.68 million of this amount was paid to the Company’s Executive Officers in 2002. The members of the Company’s Board of Directors do not participate in the Company’s program of participation in results.

     In Brazil, both employees and employers have the right to organize unions. Within the confines of a defined geographic area, employees belonging to any specific “professional category” and employees constituting a specific “economic category” may each be represented by only one union. Individual unions generally belong to state-wide union federations, which in turn belong to nationwide union confederations.

     Braskem is a member of the Petrochemicals and Synthetic Resins Industries Union of the States of Bahia, Alagoas and Rio Grande do Sul, and Braskem’s employees belong to the Petrochemicals Industries Worker’s Unions in each of these States.

Share Ownership of Directors and Officers

     The total number of shares owned by members of Braskem’s Board of Directors and Executive Officers as of June 23, 2003 represented 0.01% of Braskem’s capital stock.

ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

Major Shareholders

     The Company has a total authorized capital of 6,100,000,000 shares composed of common shares and preferred shares, all without par value. As of May 31, 2003, the Company had R$1,847,767,225.23 in outstanding capital and 2,196,000,000 authorized shares of common stock, 3,843,000,000 authorized shares of class A non-voting preferred stock and 61,000,000 authorized shares of class B non-voting preferred stock. As of May 31, 2003, there were 1,226,091,148 outstanding shares of common stock, 2,160,832,034 outstanding shares of class A preferred stock and 11,457,740 outstanding shares of class B preferred stock. Under the Brazilian Corporate Law, the aggregate number of non-voting shares of the Company may not exceed two-thirds of the total number of shares.

     The Company has registered one class of American Depositary Shares (each, an “ADS” or a “Preferred Class A ADS”) with the Commission pursuant to the Securities Act, each ADS evidenced by American Depositary Receipts (each, an “ADR” or a “Preferred Class A ADR”) representing 50 class A preferred shares. As of June 27, 2003, the Company had approximately 35 record holders of class A preferred shares, or ADSs representing class A preferred shares, in the United States. The Company’s ADRs are issued by Citibank N.A. pursuant to a deposit agreement.

     The following table sets forth information concerning the ownership of the Company’s common shares and preferred shares as of May 31, 2003 by each person who the Company knows to be the owner of more than 5% of any class of its outstanding capital stock, and by all of the Company’s directors and executive officers as a group.

					Class B Preferred
	Common Stock		Class A Preferred Shares		Shares(4)		Total(5)
	Number of		Number of		Number of		Number of
	shares	%	shares	%	shares	%	shares	%
Odebrecht Group (1)	553,764,188	45.2%	941,352,460	43.6%	—	—	1,495,116,648	44.0%
Mariani Group (2)	43,634,909	3.6%	78,401,603	3.6%	—	—	122,036,512	3.6%
Norquisa	377,750,595	30.8%	35,492,482	1.6%	—	—	413,243,076	12.2%
Petroquisa (3)	99,590,749	8.1%	283,324,254	13.1%	—	—	382,915,003	11.3%
All directors and executive officers as a group (18 persons)	9	0.0%	290,029	0.01%	—	—	290,038	0.01%
Treasury	—	—	53,007,864	2.4%	—	—	53,007,864	1.6%
Others	151,350,698	12.3%	768,963,342	35.6%	11,457,740	100	931,771,781	27,4%

(1)	Represents direct ownership of 122,266,186 shares of common stock owned by ODB, 424,243,853 shares of common stock owned by ODBPAR, 7,254,149 shares of common stock owned by Copene Participações (formerly Conepar), 937,725,386 shares of class A preferred stock owned by ODB and 3,627,074 shares of class A preferred stock owned by Copene Participações. In addition, ODB and ODBPAR together own 50% of the voting capital stock of Norquisa. Accordingly, the Odebrecht Group also beneficially owns 50% of the Company’s shares owned directly by Norquisa. The Odebrecht Group disclaims ownership of the Company’s shares owned by Norquisa other than with respect to its proportionate interest in these shares. The Odebrecht Group also owns convertible debentures issued originally by OPP Produtos. Approximately 80% of such debentures could be converted into the Company’s shares at any time, at the Odebrecht Group’s discretion. If such right had been exercised on December 31, 2002, 606,907 new shares of the Company would have been issued. See Note 9 to the Company’s consolidated financial statements.

(2)	Represents direct ownership of 43,634,909 shares of common stock owned by Pronor and 78,380,866 shares of class A preferred stock owned by Pronor. In addition, Pronor owns 16.1% of the voting capital stock of Norquisa. Accordingly, the Mariani Group (through Pronor) also beneficially owns 16.1% of the Company’s shares owned directly by Norquisa. The Mariani Group disclaims ownership of the Company’s shares owned by Norquisa other than with respect to its proportionate interest in these shares.

(3)	Represents direct ownership of 99,590,749 shares of common stock owned by Petroquisa and 283,324,254 shares of class A preferred stock owned by Petroquisa. Under the Petroquisa Memorandum of Understanding, as amended, ODB granted Petroquisa an option to purchase the number of the Company’s common shares and preferred shares necessary for Petroquisa to hold a number of shares equal to the number held by ODB, PQBA and Norquisa, collectively. Petroquisa can exercise this option in full on a single occasion on the last day of any month on or prior to April 30, 2005 at a price based on the Company’s enterprise valuation. If Petroquisa exercises this option, Petroquisa is required to pay the exercise price with all of the Copesul shares that it holds. If, after Petroquisa exercises its option, its percentage ownership of the Company’s shares is less than the aggregate percentage ownership of ODB, PQBA and Norquisa, collectively, then ODB must sell to Petroquisa a sufficient number of the Company’s shares so that such percentages are equal. See “Shareholders Agreements — Petroquisa Memorandum of Understanding.”

(4)	All of the Company’s class B preferred shares were subscribed for by the Fundo de Investimento do Nordeste – FINOR (the Northeast Investment Fund, or FINOR) and are subject to restrictions on transfer for four years from the date of their transfer by FINOR.

(5)	The Company has no option plans or options outstanding. Holders of the Company’s common shares each are entitled to one vote per common share.

Changes in Ownership

     As of January 1, 2000: Norquisa, owned directly and indirectly, 58.4% of the Company’s common shares and 22.8% of the Company’s total capital stock; Petroquisa owned 15.4% of the Company’s common shares and 21.4% of the Company’s total capital stock; Previ owned 5.8% of the Company’s common shares and 6.5% of the Company’s total capital stock; Petros owned 5.7% of the Company’s common shares and 2% of the Company’s total capital stock; and Odequi, a member of the Odebrecht Group, owned 1.7% of the Company’s common shares and 0.6% of the Company’s total capital stock.

     In December 2001, Odequi acquired the common shares of Norquisa held by Trikem, and Odequi transferred all of its shares of Norquisa and the company to ODBPAR.

     As of January 1, 2000, the holders of the common shares of Norquisa were Petronor with 23.7%, Pronor with 16.1%, Trikem with 16%, Politeno with 12.5%, EDN with 12.5%, Oxiteno with 10.4%, Polipropileno with 8.9% and Conepar with 0.04%.

     In connection with the Auction, on July 25, 2001, Nova Odequi Ltda., a subsidiary of Odequi, acquired 23.7% of the common shares of Norquisa from Petronor.

     In connection with the Related Party Mergers, on August 16, 2002, the Company issued (1) shares representing 43.7% of its voting and total capital stock to ODB as consideration for the capital stock of OPP Produtos, and (2) shares representing 3.6% of its voting and total capital stock to Pronor, as consideration for the capital stock of 52114 Participações. Following the Related Party Mergers, ODB transferred a portion of the shares that it acquired to ODBPAR.

     As a result of these transactions, as of December 31, 2002: the Odebrecht Group owned 44.6% of the Company’s common shares and 44% of the Company’s total capital stock; the Mariani Group owned 3.6% of the Company’s total capital stock; Norquisa owned 30.8% of the Company’s common shares and 12.2% of the Company’s total capital stock; Petroquisa owned 8.1% of the Company’s common shares and 11.3% of the Company’s total capital stock; Previ owned 3.1% of the Company’s common shares and 3.4% of the Company’s total capital stock; and Petros owned 3.1% of the Company’s common shares and 1.1% of the Company’s total capital stock.

     In addition, as of December 31, 2002, the holders of the voting stock of Norquisa were the Odebrecht Group with 39.7%, Pronor with 16.1%, Politeno with 12.5%, EDN with 12.5%, Oxiteno with 10.4%, Polipropileno with 8.9% and Copene Participações (formerly Conepar) with 0.04%.

Shareholders Agreements

Controlling Shareholders Agreement

     On July 27, 2001, Odequi and PQBA entered into a shareholders agreement with respect to their shares of Norquisa and the Company, which was amended on July 29, 2002 pursuant to the First Amendment to Shareholders Agreement among Odequi, ODB, ODBPAR and PQBA (as amended, the “Controlling Shareholders Agreement”).

     The Controlling Shareholders Agreement provides that:

•	The Odebrecht Group has the right to nominate a majority of Norquisa’s board of directors and a majority of the Company’s Board of Directors;

•	The Mariani Group has the right to nominate at least one member of Norquisa’s board of directors and at least one member of the Company’s Board of Directors;

•	The Odebrecht Group has the right to nominate all of the members of Norquisa’s board of executive officers and the Company’s Board of Executive Officers; provided that, if Norquisa’s board of directors is eliminated, the Mariani Group will have the right to nominate at least one member to Norquisa’s board of executive officers;

•	ODB, ODBPAR and PQBA will exercise their voting rights with respect to the Company and Norquisa to implement the organizational restructuring of the Company; and

•	ODB, ODBPAR and PQBA will meet prior to each general shareholders meeting of Norquisa to coordinate their voting with respect to matters to be submitted to the meeting.

     Under the Controlling Shareholders Agreement, ODB and ODBPAR, on the one hand, and PQBA, on the other hand, granted to the other a right of first refusal in respect of sales or transfers of shares of Norquisa owned by either of them. If the Odebrecht Group sells any of its shares of Norquisa, PQBA has the right to sell a pro rate portion of its shares of Norquisa on the terms and conditions under which the Odebrecht Group sells its shares. If the Odebrecht Group sells a sufficient number of its shares of Norquisa to result in a change of joint control of Norquisa, PQBA has the right to sell all of its shares of Norquisa on the terms and conditions under which the Odebrecht Group sells its shares. If the Odebrecht Group sells or transfers direct or indirect control of the Company to a third party, PQBA has the right to sell all of its shares of the Company on the same terms offered by the third party acquiring control of the Company.

Petroquisa Memorandum of Understanding

     On July 3, 2001, Odequi and PQBA entered into a Memorandum of Understanding regarding Shareholders Agreement with Petroquisa (the “Petroquisa MOU”). The Petroquisa MOU grants (1) veto rights to Petroquisa over certain actions by the shareholders and the Board of Directors, (2) Petroquisa a right of first refusal in respect of the Company’s common or preferred shares and (3) Petroquisa tag-along rights. The Petroquisa MOU has a term of 20 years from the date of the Auction, unless a shareholders’ agreement containing the terms set forth below is entered into prior to that date.

     Under the Petroquisa MOU, Petroquisa will have veto rights over the following matters at any general meeting of the Company’s shareholders:

•	Any modification of the rights conferred on shares of the Company by its bylaws if that modification would adversely affect the value of the Company’s shares;

•	Any change, increase or reduction of the scope of the Company’s corporate purpose, except as necessary for the Company to operate as an integrated petrochemical company;

•	Any increase in the number of members of the Company’s Board of Directors;

•	Any decrease in the number of members of the Company’s Board of Directors to be nominated by Petroquisa below two directors;

•	Any capital increase by the Company paid in by tendering goods or rights, unless those goods or rights relate to the Company’s corporate purpose and a valuation of those goods or rights is performed by a first tier investment bank or independent auditing firm;

•	Any merger or, spin-off of the Company into another company or of another company into the Company that could result in the unjustified dilution of the percentage ownership of Petroquisa except that the integration of the second generation companies controlled by the controlling shareholders is expressly permitted; and

•	Dissolution or liquidation of the Company.

     Under the Petroquisa MOU, Petroquisa has veto rights over resolutions of the Company’s Board of Directors relating to the following matters:

•	acquisitions, sales or granting of liens against the Company’s fixed assets with values in excess of 30% of the Company’s net worth, if such acquisition, sale or grant of a lien is not related to, or is outside the scope of, the Company’s corporate purpose;

•	transactions involving affiliates of the parties to the Petroquisa MOU, other than second generation petrochemical producers affiliated with the parties;

•	any resolution that would cause the Company to fail to meet any of the following financial ratios, with any projections to determine compliance with this provision to be performed by an internationally recognized entity:

• projected net debt to EBITDA of less than 3.5;

• EBITDA to interest expense greater than 3.0; and

• EBITDA to debt service (excluding trade finance) greater than 1.75; and

•	investments in other companies, unless they are in the same business as the Company.

     Petroquisa has the right to sell a pro rata portion of its shares of the Company in connection with any sale of the Company’s shares by the controlling shareholder to a third party that involves a change of control.

     Petroquisa also has a right of first refusal to increase its participation to 35% of the Company’s voting capital stock, in case of a transfer of shares by the controlling shareholder.

     The Petroquisa MOU was amended on July 26, 2002 by ODB and Petroquisa. Under this amendment, ODB granted Petroquisa an option to purchase the number of the Company’s common shares and preferred shares necessary for Petroquisa to hold a number of shares equal to the number held by ODB, PQBA and Norquisa, collectively. Petroquisa can exercise this option in full on a single occasion on the last day of any month on or prior to April 30, 2005 at a price based on the Company’s enterprise valuation. If Petroquisa exercises the option, Petroquisa is required to pay the exercise price with all of the Copesul shares that it holds. If, after Petroquisa exercises its option, its percentage ownership of the Company’s shares is less than the aggregate percentage ownership of ODB, PQBA and Norquisa collectively, then ODB must sell to Petroquisa a sufficient number of the Company’s shares so that such percentages are equal.

     Under the amendment, the controlling shareholders and Petroquisa agreed that in the event that Petroquisa exercises the option:

•	the controlling shareholder (acting jointly) and Petroquisa will have equal decision-making powers with respect to the Company, including the right to elect an equal number of members to the Company’s Board of Directors;

•	the controlling shareholders and Petroquisa will coordinate their votes in shareholders’ meetings and meetings of the Company’s Board of Directors and will vote as a block;

•	Petroquisa would be required to sell all of its investments, other than passive investments, in companies that compete with the Company within 18 months of the exercise of the option; and

•	the controlling shareholder and Petroquisa will be prohibited from acquiring additional shares of the Company from third parties unless otherwise agreed by the non-acquiring parties.

     In addition, under this amendment, Odebrecht and Petroquisa each granted to the other the right to purchase the Company’s common shares held by the other on the same terms as such shares were offered to a third party.

Pension Funds Memorandum of Understanding

     On July 20, 2001, Odequi and PQBA entered into a Memorandum of Understanding regarding Shareholders Agreement with Petros and Previ (“the Pension Funds MOU”). The Pension Funds MOU grants veto rights to Petros and Previ over certain actions by the Company’s shareholders and Board of Directors. Certain provisions in the Pension Funds MOU have a term of 20 years, unless a shareholders’ agreement containing the terms set out below is entered into prior to that date.

     Under the Pension Funds MOU, the parties agreed to adopt the following basic principles for the Company’s management:

•	the Board of Directors will be composed of competent professionals;

•	the dividend policy will have as its objective the distribution of at least 50% of net income available during the relevant period; provided that all necessary reserves for the efficient operation and development of the business are established and maintained; and

•	the Company will adopt a commercial policy that assures the regular and continuous supply of raw materials and utilities on a competitive basis and in line with the domestic and international markets.

Under the Pension Funds MOU, Petros and Previ have veto rights (to be exercised jointly) over the matters for which Petroquisa would have veto rights at meetings of the shareholders under the Petroquisa MOU.

     Under the Pension Funds MOU, Petros and Previ have veto rights (to be exercised jointly) over resolutions of the Board of Directors relating to the following matters:

•	acquisitions, sales or encumbrances of the Company’s fixed assets, or entering into contracts, with values in excess of 30% of the Company’s net worth, if such acquisition, sale or grant of a lien is not related to, or is outside the scope of, the Company’s corporate purpose;

•	entering into contracts with related entities, unless a valuation is performed by an investment bank selected by the controlling shareholder from a list of five, first-tier banks prepared by Petroquisa, Petros and Previ; and

•	any resolution that would cause the Company to fail to meet any of the following financial ratios, with any projections to determine compliance with this provision to be performed by an internationally recognized entity:

•	projected net debt to EBITDA of less than 3.5;

•	EBITDA to interest expense greater than 3.0; and

•	EBITDA to debt service (excluding trade finance) greater than 1.75.

     The veto rights of Petros and Previ are valid so long as on a combined basis they own, together with other private pension funds, at least 15% of the Company’s voting capital. If the percentage of voting capital owned by Petros and Previ together is diluted below 15% at any time due to the integration of the second generation companies, those veto rights will remain in effect for three years after that time, during which Petros and Previ may purchase more of the Company’s shares in order to maintain their veto rights beyond such three-year period. Accordingly, although as a result of the Related Party Mergers the participation of Petros and Previ in the Company’s voting capital was diluted to 6.1%, their veto rights remain in effect.

     The Pension Funds MOU contains the following liquidity provisions with respect to the Company’s shares owned by Petros and Previ:

•	Petros and Previ are guaranteed a right of first refusal in respect of sales or transfers of shares owned by either of them or by other pension funds, as well as the right to elect members of the Board of Directors and the Fiscal Council;

•	Under the shareholders’ agreement contemplated by the Pension Funds MOU, Petros and Previ will have the right to sell a pro rata portion of the Company’s shares owned by each of them in connection with any sale of the Company’s shares by the Company’s controlling shareholders to a third party that involves a change of control; and

•	In order to transfer their veto rights under the Pension Funds MOU, Petros and Previ must give the controlling shareholder a right of first refusal to purchase the Company’s shares owned by each of them in the event of a proposed sale except that the controlling shareholder will not have a right of first refusal if the Company’s shares are being sold to another private pension fund or to a company that does not compete with the controlling shareholder.

Related Party Transactions

     The following summarizes the material transactions that the Company has engaged in with its principal shareholders and their respective affiliates since January 1, 2002.

     The Company maintains trade accounts receivable and current and long-term payables with certain of its affiliates with which it has commercial relationships. These balances result mainly from purchases and sales of goods and services, which are at prices and on terms equivalent to the average terms and prices of transactions that the Company enters into with third parties.

The Odebrecht Group

OPP Química

     OPP Química was merged into the Company on March 31, 2003. From August 16, 2002 until March 31, 2003, OPP Química was a subsidiary of the Company. From July 25, 2001 to August 16, 2002, OPP Química was an affiliate of the Company as a result of the Odebrecht Group’s significant influence over the Company. For a description of the OPP Produtos Merger, see “Item 4. Information on the Company—History and Development of the Company—The Related Party Mergers.”

     Prior to the merger of OPP Química into the Company, the Company sold ethylene and propylene to OPP Química under a long-term contract.

Trikem

     Trikem has been a subsidiary of the Company since August 16, 2002. From July 25, 2001 to August 16, 2002, Trikem was an affiliate of the Company as a result of their common control by the Odebrecht Group. Before July 25, 2001, Trikem was an affiliate of the Company as a result of the Odebrecht Group’s significant influence over the Company.

     Trikem, as operator of the Vinyls Unit, purchases all its ethylene, its primary raw material, from the Basic Petrochemicals Unit.

     Trikem also purchases electric power, steam, water, compressed air and nitrogen on market terms from the Basic Petrochemicals Unit.

The Mariani Group

Nitrocarbono

     Nitrocarbono was merged into the Company on March 31, 2003. From August 16, 2002 until March 31, 2003, Nitrocarbono was a subsidiary of the Company. Prior to August 16, 2002, Nitrocarbono was an affiliate of the Company as a result of the Mariani Group’s significant indirect shareholding in the Company. For a description of the 52114 Participações Merger, see “Item 4. Information on the Company—History and Development of the Company—The Related Party Mergers.”

     Prior to the merger of Nitrocarbono into the Company, the Company sold ethylene, propylene, electricity and other utilities to Nitrocarbono under a long-term contract.

Petrobras

Petróleo Brasileiro S.A.

     Petrobras is the controlling shareholder of Petroquisa, which holds 8.1% of the Company’s voting capital stock and 11.3% of the Company’s total capital stock. The Company purchases naphtha from Petrobras and sells gasoline and LPG to Petrobras through its wholly-owned subsidiary Petrobras Distribuidora S.A. The Company recorded purchases of raw materials and utilities from Petrobras of U.S.$722.9 million during the fiscal year ended December 31, 2002.

     Prior to August 9, 2000 the Company was required under Brazilian law to purchase all of its naphtha requirements from Petrobras. Beginning on August 9, 2000, the Brazilian government implemented a policy of free naphtha price negotiation and permitted the Company to purchase naphtha from suppliers other than Petrobras. On June 22, 1978, the Company entered into a 10-year renewable contract with Petrobras under which the prices paid by the Company to Petrobras for naphtha are established based on ARA quotations and are linked to fluctuations in the U.S. dollar/real exchange rate.

Norquisa Shareholders and Affiliates

Polialden Petroquimica S.A.

     Polialden has been the Company’s subsidiary since July 2001. Prior to the Auction, Polialden indirectly owned 23.7% of the Company’s voting capital stock through Petronor. In connection with the Auction, Polialden sold the Company’s shares that it owned to Odequi. The Company sells ethylene, utilities and hydrogen to Polialden under long-term contracts that are renewable automatically for five-year periods. In 2002, the Basic Petrochemical Unit sold approximately 10.8% of its total ethylene sales volumes to Polialden.

     The Polyolefins Unit, which includes the operations of Polialden, purchases 33% of its ethylene and propylene from Basic Petrochemicals Unit. In 2002, these purchases represented approximately 25% of the total cost of sales of the Polyolefins Unit. The Polyolefins Unit also purchases electric power, steam and water on market terms from the Basic Petrochemicals Unit.

Politeno Indústria e Comércio S.A.

     Politeno owns 12.5% of Norquisa, which, in turn, owns 30.8% of the Company’s voting capital stock. In addition, since September 2001, the Company has owned 35% of the voting capital stock of Politeno. The Company sells ethylene, propylene, electricity and other utilities to Politeno under long-term contracts that are renewable automatically for five-year periods.

Polibrasil S.A.- Indústria e Comércio (formerly known as Polipropileno S.A.)

     Polibrasil S.A. – Indústria e Comércio is controlled by the Suzano Group. Polibrasil owns 8.9% of Norquisa, which, in turn, owns 30.8% of the Company’s voting capital stock. As a result of the Auction and the control exercised by the Odebrecht Group over Norquisa and the Company, Polibrasil and the Suzano Group have not had significant influence over the Company since July 25, 2001. The Company sells propylene to Polibrasil under a long-term contract that is renewable automatically for five-year periods.

EDN - Estireno do Nordeste S.A.

     EDN owns 12.5% of Norquisa, which, in turn, owns 30.8% of the Company voting capital stock. As a result of the Auction and the control exercised by the Odebrecht Group over Norquisa and the Company, EDN has not had significant influence over the Company since July 25, 2001. The Company primarily sells ethylene and benzene to EDN under long-term contracts that are renewable automatically for five-year periods.

Oxiteno do Nordeste S.A.

     Oxiteno owns 10.4% of Norquisa, which, in turn, owns 30.8% of the Company’s voting capital stock. As a result of the Auction and the control exercised by the Odebrecht Group over Norquisa and the Company, Oxiteno has not had significant influence over the Company since July 25, 2001. The Company sells ethane, methane, oxygen, electricity and other utilities to Oxiteno under long-term contracts that are renewable automatically for five-year periods.

Investors of the Company

Copesul

     The Polyolefins Unit purchases 67% of its ethylene and propylene from Copesul, in which the Company has a 29.5% interest. The Company has a long-term supply contract with Copesul that is described in “Business—Polyolefins Unit—Raw Materials of the Polyolefins Unit—Supply Contracts and Pricing.”

     The Polyolefins Unit also buys nitrogen on market terms from Copesul.

COPESUL – International Trading Inc.

     COPESUL – International Trading Inc. is a subsidiary of Copesul. The Company owns 29.5% of the capital stock of Copesul. At December 31, 2002, the Company had an outstanding loan from COPESUL – International Trading Inc. of U.S.$72.8 million, which arises from an arrangement between OPP and its subsidiary Lantana Trading Company, with interest rates equivalent to market rates. In addition to the U.S. dollar exchange variation, the average annual financial charges correspond to 7.8% to 8.3%.

Ipiranga Petroquímica S.A.

     Ipiranga Petroquímica S.A. is one of the controlling shareholders of Copesul and has entered into a shareholders’ agreement with the Company in connection with its interests in Copesul.

CETREL S.A. - Empresa de Proteção Ambiental

     The Company owns 21.1% of the voting and total capital stock of Cetrel. The Company purchases treatment services on market terms from Cetrel for the wastewater and organic residues generated by the Company in the Northeastern Complex. The Company recorded net purchases from Cetrel of U.S.$4.6 million during the fiscal year ended December 31, 2002.

Petroflex Indústria e Comércio S.A.

     The Company owns 20.1% of the voting and total capital stock of Petroflex. The Company sells butadiene-1 to Petroflex on market terms under a long-term contract renewable automatically for further five-year periods. The Company recorded net sales to Petroflex of U.S.$74.0 million during the fiscal year ended December 31, 2002.

ITEM 8.    FINANCIAL INFORMATION

Consolidated Statements and Other Financial Information

     Reference is made to Item 19 for a list of the financial statements filed as part of this Registration Statement.

Legal Proceedings

Tax Proceedings

     As with many other industrial companies in Brazil, the Company is engaged in several disputes with Brazilian tax authorities. There are currently certain legal proceedings pending in which the Company or its properties are involved that, if decided adversely to the Company, could have a material adverse effect on its results of operations, financial condition or properties. The principal tax dispute involves a claim for the acknowledgement of federal Imposto sobre Produtos Industrializados (Federal Excise Tax, or IPI) credits arising from purchases of ethylene and propylene, taxed at a zero percent rate. The Brazilian tax authorities argue that Brazilian companies should not be granted the right to use IPI credits on such raw materials, because there is no legal provision expressly authorizing such procedure.

     IPI is a federal excise tax assessed on a non-cumulative basis. In other words, the amount of tax paid by suppliers in earlier steps in the production chain generates a credit to be offset against the IPI due upon the sale of the final product. According to the tax authorities, the acquisition of raw materials taxed at a zero percent rate, or that are tax-exempt or non-taxable, does not generate IPI tax credits. The Company believes that the interpretation of the federal tax authorities violates the non-cumulative principle and is not supported by the Brazilian constitution, which does not impose restrictions on IPI credits derived from transactions involving raw materials taxed at a zero-percent-rate, or that are tax-exempt or non-taxable.

     In 1999, OPP Química and Trikem filed lawsuits in each state in which they operate seeking IPI tax credits in respect of purchases of ethylene and propylene from Copene and Copesul. In December 2002, the Federal Supreme Court, Brazil’s highest court, ruled in favor of OPP Química (now merged with and into the Company), granting OPP Química tax credits in an aggregate amount of U.S.$284.5 million in respect of IPI taxes paid in respect of OPP Química’s operations in the State of Rio Grande do Sul from 1992 through 2002. The Company has two other similar IPI lawsuits pending on behalf of OPP Química in the States of Bahia and São Paulo. Trikem has three similar IPI lawsuits pending in the States of Alagoas, Bahia and São Paulo. Polialden has one similar IPI lawsuit pending in the State of Bahia. The Company believes that it will prevail in each of these lawsuits in light of the recent Federal Supreme Court decision in favor of OPP Química, based on its assessment of the merits of the claims and the advice of Brazilian legal counsel. For the Company’s accounting treatment of this matter, see “Item 5. Operating and Financial Review and Prospects—Effects of Taxes on the Company’s Net Income—Other Taxes.”

     The Company is also involved in disputes for acknowledgement of IPI premium credits. Decree-Law No. 491/69 granted bonuses (premium credits) to companies that export manufactured products, in order to reimburse these companies for taxes paid in Brazil prior to the export of the manufactured products. According to IPI regulations, premium credits could be offset against other taxes, and could also be transferred to third parties. However, the Brazilian tax authorities issued a sequence of administrative rules that reduced, restricted and suspended the use of these premium credits. The Company believes that these administrative rules are unconstitutional because rules should not modify or restrict a benefit granted by a Decree-Law. Based on this legal theory, the Company and its consolidated subsidiaries filed lawsuits against the Brazilian government in each state in which it operates. The Company is claiming more than R$551 million (equivalent to U.S.$155.9 million using the real/U.S. dollar exchange rate at December 31, 2002) in IPI premium credits. Federal tax authorities issued deficiency notices against the Company in respect of such credits. The Company has appealed to the taxpayers’ council (an administrative appeal board) and is awaiting judgment. The Federal Supreme Court recently held one of the rules suspending IPI premium credits unconstitutional, concluding that the Brazilian exporter in that case could offset IPI premium credits against other taxes without limitation. In light of this decision, the Company, based on the opinion of its Brazilian counsel, believes that it will prevail in these suits.

     Trikem and OPP also filed suits for the acknowledgement of IPI credits arising from the acquisition of fixed assets and materials not used in production. According to IPI regulations, the acquisition of fixed assets and materials not used in production does not generate IPI credits. Nevertheless, the Brazilian constitution imposes no restrictions on the grant or use of IPI credits arising from such acquisitions. Therefore, the Company believes that it has the right to receive IPI credits related to these transactions. The federal tax authorities have issued deficiency notices with respect to the amounts already reimbursed to the Company. The Company is discussing the matter both in administrative and judicial courts.

     Another important tax dispute involves the Company’s challenge to the constitutionality of a federal contribution tax on profits, the Contribuição Social sobre o Lucro Líquido (Social Contribution on Net Profits, or CSLL). The Company’s predecessor, Copene, prevailed on this claim in 1992 when, pursuant to the decision of the Federal Court, approximately R$42.2 million (equivalent to U.S.$11.9 million using the real/U.S. dollar exchange rate at December 31, 2002) in court deposits were released to the Company. However, based on an intervening decision by the Federal Supreme Court in an unrelated proceeding holding that the collection of CSLL is constitutional, the National Treasury filed a so-called “rescission action” (ação rescisória) in November 1993 seeking relief from the 1992 court decision, which had held that the collection of the CSLL was unconstitutional. Although this rescission action is still pending in the Superior Court of Justice, the federal tax authorities issued deficiency notices and commenced tax foreclosure proceedings in respect of CSLL taxes that they alleged were overdue. The Company’s Brazilian legal counsel has advised it that it is not required to pay any new CSLL assessments until the rescission action has been finally resolved. Based on the opinion of its Brazilian counsel, the Company believes that it is unlikely that it will be required to make the related social contribution tax payments, and therefore, it has not made any provision in its consolidated financial statements for these contingencies.

     The Company has also filed suits seeking reimbursement or refund of a portion of PIS paid from August 1, 1991 through January 1995. During this period, the Company paid PIS in accordance with the rules of Decree-Law No. 2445/88 and Decree-Law No. 2249/88. Subsequent to the enactment of these laws, the Federal Supreme Court held these laws unconstitutional, concluding that PIS should have been charged in accordance with Supplementary Law 7/70, which established a more favorable methodology for the calculation of PIS. Based on existing jurisprudence, the Company believes that it will prevail in these suits.

     As of February 1999, Law No. 9,718/98 increased the calculation of the tax base for contributions in respect of COFINS and PIS from 2% to 3%. The Company believes that these increases in the tax base and the tax rate are unconstitutional and have filed suit against the Brazilian government seeking as relief the right to pay PIS and COFINS at rates prevailing prior to the enactment of Law No. 9,718/98.

     According to Article 138 of the National Tax Code, the federal government may not impose fines and penalties on taxpayers that voluntarily confess their tax infractions and pay the corresponding outstanding taxes plus interest. However, Brazilian tax authorities hold that such confessions do not relieve the taxpayer from late payment fines. In order to collect late payment fines with respect to IPI debts confessed and paid by OPP Química, the Brazilian tax authorities issued deficiency notes against OPP Química, demanding the payment of approximately R$28.7 million (equivalent to U.S.$8.1 million using the real/U.S. dollar exchange rate at December 31, 2002) in late payment fines. OPP Química filed an appeal with the taxpayers’ council (an administrative appeal board), and is awaiting a decision. The Company believes that it may prevail in its appeal and that the late payment fines may be withdrawn. Trikem has also filed a judicial action to overturn the imposition of fines on overdue taxes payable in installments. The Company believes that Trikem may prevail in its suit and that the late payment fines may be withdrawn.

Shareholders’ Rights Proceedings

     Certain owners of the Company’s class B preferred shares have filed suits against the Company requesting voting and other rights conferred upon owners of the Company’s class A preferred shares, including in respect of the distribution of dividends. The Company lost one of these proceedings in the first instance, but has filed a rescission action seeking to overturn this decision and has obtained a stay on the enforcement of this decision until the rescission action has been resolved. These class B shareholders are also seeking indemnification for damages that they allege that they have sustained. The damages portion of the proceeding that the Company lost is still pending. The other minority shareholder suits against the Company remain pending.

Labor Proceedings

     The Company and other companies in the Northeastern Complex enter into annual collective bargaining agreements with the petrochemical workers’ union. The collective bargaining agreement in force between September 1989 and August 1990 required employers to pay workers cost of living adjustments equal to 84.3% of the Índice de Preços ao Consumidor (a consumer price index, or IPC) per month and prohibited the substitution of the IPC by any index with lower values than the IPC.

     In March 1990, the Brazilian government introduced an economic plan known as the “Collor Plan,” named after the then-President of Brazil. The Collor Plan provided that cost of living adjustments in wages could be based on other indices but not on the IPC specifically. Based on judicial precedent, the Company interpreted the Collor Plan as prohibiting wage increases based on the IPC, which interpretation was contrary to the terms of the collective bargaining agreement. To determine which interpretation was legally correct, the petrochemical employers’ union filed a lawsuit against the petrochemical workers’ union, seeking a declaration that the cost of living adjustment indices provided in the Collor Plan preempted the conflicting provisions in the collective bargaining agreement. The Regional Labor Court ruled in favor of the workers’ union, which decision was later modified in part on appeal by the Superior Labor Court. In 1998, the employers’ union filed an extraordinary appeal to the Federal Supreme Court.

     This decision was later reconsidered by the Federal Supreme Court, which reversed a prior decision and held that a private collective bargaining agreement cannot preempt federal law, especially a law that related to Brazilian public policy. In 2003, the workers’s union requested reconsideration of this decision. At the time of the filing of this Annual Report, the judgment was suspended, considering that two of five judges had already decided in favor of the Company. The decision of the Federal Supreme Court in this matter is not final and does not address damages. The Federal Supreme Court may overturn its determination, in which case, this could adversely effect the Company, as any judgment will most likely also impact the wages paid by the Company from April 1990 to the present.

     In addition, the Company and its subsidiaries, Trikem S.A., Ceman and Polialden Petroquímica S.A. are involved in 785 labor suits that involve claims totaling approximately R$45.0 million (equivalent to U.S.$15.2 million using the real/U.S. dollar exchange rate at June 1, 2003) as of June 1, 2003. Copesul, Alclor Química de Alagoas Ltda., Cinal, Coponer Florestal Ltda., Petroflex, ESAE and Politeno are involved in 448 labor suits that involve claims totaling approximately R$18.5 million (equivalent to U.S.$6.2 million using the real/U.S. dollar exchange rate at June 1, 2003) as of June 1, 2003.

     Braskem has established a provision for labor contingencies in the amount of R$7.64 million as of June 1, 2003 (equivalent to U.S. $2.2 million using the real/U.S. dollar exchange rate at June 1, 2003).

Social Security Proceedings

     The Company is involved in several administrative and judicial proceedings regarding social security disputes, which in May 2003 totaled R$62.3 million (equivalent to U.S.$21.0 million using the real/U.S. dollar exchange rate at May 31, 2003). The Company deposited approximately R$17.6 million (equivalent to U.S.$5.9 million using the real/U.S. dollar exchange rate at May 31, 2003) of this amount with the court. The Company has not established a provision in respect of these proceedings in its balance sheet, and the Instituto Nacional de Seguro Social (the National Social Security Institute, or INSS) does not allow the payment of social security debts in installments.

Exemption of Income Tax

     Copene was exempt from income tax in respect of sales of basic petrochemical products and Utilities until the year ended December 31, 2001. This tax exemption was instituted as part of a policy to benefit industrial and other economic activities conducted in the Northeast of Brazil in an effort to develop that region.

     Based on Provisional Measure – MP number 2199-14/2001, the Company filed with the Northeast Development Agency (SUDENE) a request for a 75% income tax rate reduction as from January 1, 2002 in respect of income from sales of basic petrochemicals and Utilities. The request was rejected, but the Company obtained a Declaration from the National Integration Ministry authorizing a reduction of 37.5% for the calendar years of 2002 and 2003 (an effective tax rate of 15.62%), 25% from 2004 to 2008 (an effective tax rate of 18.75%) and 12.5% from 2009 to 2013 (an effective tax rate of 21.87%). This declaration is applicable to the Company’s DMT sales as well.

Dividends And Dividend Policy

Dividends

     The following table sets forth the dividends paid to holders of Braskem’s Common Shares and Preferred Shares since 1998 in U.S. dollars translated from reais at the Commercial Rate in effect as of the date of payment.

		Nominal Brazilian Currency per 1,000						U.S.$ equivalent per 1,000

	First			Preferred		Preferred			Preferred	Preferred
	Payment	Common		Class A		Class B		Common	Class A	Class B
Year	Date	Shares		Shares		Shares		Shares	Shares	Shares

1998	February 10, 1998	R$	12.50	R$	12.50	R$	9.40	11.097301	11.097301	8.345170
	May 7, 1998	R$	10.40	R$	10.40	R$	10.40	9.082176	9.082176	9.082176
	August 5, 1998	R$	10.70	R$	10.70	R$	10.70	9.168023	9.168023	9.168023
	November 5, 1998	R$	10.30	R$	10.30	R$	10.30	8.651827	8.651827	8.651827
1999	February 10, 1999	R$	10.20	R$	10.20	R$	10.20	5.381734	5.381734	5.381734
	May 12, 1999	R$	10.40	R$	10.40	R$	10.40	6.259781	6.259781	6.259781
	August 17, 1999	R$	10.40	R$	10.40	R$	10.40	5.526036	5.526036	5.526036
	November 18, 1999	R$	10.40	R$	10.40	R$	10.40	5.391395	5.391395	5.391395
2000	February 22, 2000	R$	17.20	R$	17.20	R$	10.40	9.649369	9.649369	5.834502
	May 23, 2000	R$	17.20	R$	17.20	R$	17.20	9.278740	9.278740	9.278740
	August 22, 2000	R$	17.20	R$	17.20	R$	17.20	9.466674	9.466674	9.466674
	November 21, 2000	R$	17.20	R$	17.20	R$	7.17	9.005236	9.005236	3.753927
2001	February 20, 2001	R$	17.20	R$	17.20		(1)	8.572995	8.572995	(1)
	May 20, 2001	R$	11.50	R$	11.50	R$	11.50	5.013000	5.013000	5.013000
	August 20, 2001	R$	11.50	R$	11.50	R$	11.50	4.544000	4.544000	4.544000
	November 20, 2001	R$	11.50	R$	11.50	R$	11.50	4.674000	4.674000	4.674000
2002	February 25, 2002		(1)	R$	7.07	R$	7.07	(1)	2.938000	2.93800
	May 20 2002		(1)	R$	10.40	R$	10.40	(1)	4.195748	4.195748

(1)	Braskem did not pay dividends for these classes of shares on these dates.

Reserves and Distributions

     The discussion below summarizes the main provisions of the Brazilian Corporate Law regarding the establishment of reserves by corporations and rules with respect to the distribution of dividends, including provisions regarding interest attributed to shareholders’ equity.

Calculation of Distributable Amount

     At each annual shareholders’ meeting, the Board of Directors is required to recommend how to allocate the Company’s net profits for the preceding fiscal year. Such allocation is subject to approval by the Company’s shareholders. The Brazilian Corporate Law defines “net profits” for any fiscal year as net income after income taxes and social contribution taxes for such fiscal year, net of any accumulated losses from prior fiscal years and any amounts allocated to employees’ and management’s participation in the Company’s net profits in such fiscal year. In accordance with the Brazilian Corporate Law, an amount, known as the distributable amount, equal to half of the Company’s net profits, as further reduced by amounts allocated to a legal reserve or a contingency reserve, and increased by any reversals of reserves constituted in prior years, will be available for dividend distributions or payment of interest on shareholders’ equity in any particular year. The Company may also establish discretionary reserves, contingency reserves, reserves for investment projects, an unrealized income reserve and tax incentive investment reserves, as discussed below.

     The Brazilian Corporate Law provides that all discretionary allocations of net profits, including any discretionary reserves, a contingency reserve, an unrealized income reserve and a reserve for investment projects, are subject to approval by the shareholders voting at the annual shareholders’ meeting and may be transferred to shareholders’ equity or used for the payment of distributions in subsequent years. The tax incentive investment reserve and the legal reserve are also subject to approval by the shareholders voting at the annual shareholders’ meeting and may be transferred to capital or used to absorb losses but are not available for the payment of distributions in subsequent years.

     The Company’s calculation of net profits and allocations to reserves for any fiscal year are determined on the basis of financial statements prepared in accordance with the Brazilian Corporate Law. The Company’s consolidated financial statements included herein have been prepared in accordance with U.S. GAAP, and although the Company’s allocations to reserves and distributions will be reflected in these financial statements, investors will not be able to calculate such allocations or mandatory distributable amounts from these consolidated financial statements.

Reserve Accounts

     Legal Reserve Account. Under the Brazilian Corporate Law and the Company’s bylaws, the Company is required to maintain a legal reserve to which the Company must allocate 5% of its net profits for each fiscal year until the aggregate amount of the reserve equals 20% of the Company’s paid-in capital. However, the Company is not required to make any allocations to the Company’s legal reserve in a fiscal year in which the legal reserve, when added to the Company’s other established capital reserves, exceeds 30% of the Company’s total capital.

     Discretionary Reserve Accounts. Under the Brazilian Corporate Law, the Company is permitted to provide for the allocation of part of the Company’s net profits to discretionary reserve accounts that may be established in accordance with the Company’s bylaws. While the Company’s bylaws do not currently provide for any discretionary reserves, the Company’s shareholders may amend the Company’s bylaws in order to establish one or more discretionary reserves. The allocation of the Company’s net profit to discretionary reserve accounts may not be made if it serves to prevent the distribution of the mandatory distribution.

     Contingency Reserve Account. Under the Brazilian Corporate Law, a percentage of the Company’s net profits may be allocated to a contingency reserve for anticipated losses that are deemed probable in future years. Any amount so allocated in a prior year either must be reversed in the fiscal year in which the loss had been anticipated if the loss does not occur as projected or charged off in the event that the anticipated loss occurs.

     Reserves for Investment Projects. Under the Brazilian Corporate Law, a portion of the Company’s net profits may be allocated to a reserve for investment projects based on a capital expenditure budget previously presented by the Company’s management and approved by the Company’s shareholders. Under Brazilian Corporate Law, if a project relating to this approved capital expenditure budget has a term exceeding one year, the budget relating to the project must be re-submitted to the annual shareholders’ meeting each fiscal year until the relevant investment has been completed. After completion of a relevant capital investment project, the Company may retain the reserve allocated for such project until the shareholders vote to transfer all or a portion of such reserve to capital or to retained earnings. The allocation of the Company’s net profits to investment project reserve accounts may not be made if it serves to prevent the distribution of the mandatory distribution.

     Unrealized Income Reserve Account. Under Brazilian Corporate Law, as of March 1, 2002 the amount by which the distributable amount exceeds the “realized” net profits for any particular year may be allocated to an unrealized income reserve account. The Brazilian Corporate Law defines “realized” net profits as the amount by which the Company’s net profits exceed the sum of (1) the Company’s net positive results, if any, from the equity method of accounting for earnings and losses of the Company’s subsidiaries and certain of its affiliates and (2) the profits, gains, or returns obtained from transactions taking place after the end of a fiscal year.

     The unrealized income reserve account must be used for the payment of the mandatory distribution.

     Tax Incentive Investment Reserves. Under Brazilian tax laws, a portion of net profits also may be allocated to a general “tax incentive investment reserve” in amounts corresponding to reductions in the Company’s income tax generated by credits for particular government approved investments. The reserve is available only in connection with the acquisition of capital stock of companies undertaking specific government approved projects. See “Dividend Preference of Preferred Shares.”

     Mandatory Distributions. The bylaws of a Brazilian corporation may specify a minimum percentage of the distributable amount that must be distributed to shareholders as dividends or interest on shareholders’s equity, also known as the mandatory distributable amount. Under the Company’s bylaws, the mandatory distributable amount is 25% of the distributable amount, after any allocations to any legal reserve, contingency reserve, reserve for investment projects, unrealized income reserve or tax incentive investment reserve. See “—Calculation of Distributable Amount.”

     In addition to the mandatory distributable amount, the Board of Directors may recommend that the shareholders approve the payment of additional distributions from other funds legally available for distribution. Distributions made to holders of the Company’s preferred shares are computed in determining whether the Company has paid the mandatory distribution. Any payment of interim distributions is netted against the amount of the mandatory distribution for that fiscal year.

     While the Brazilian Corporate Law requires the mandatory distribution to be paid in every fiscal year, the Brazilian Corporate Law permits companies to suspend the mandatory distribution if the Board of Directors report to the annual shareholders’ meeting that the distribution would be incompatible with the Company’s financial condition. Any suspension of the mandatory distribution must be approved by the Fiscal Council. In addition, management of companies with publicly traded securities, including the Company, also must submit a report setting out the reasons for the suspension to the CVM. Net profits not distributed by virtue of a suspension are allocated to a special reserve and, if not absorbed by subsequent losses, are required to be distributed as soon as the financial condition of the company permits such payments. The Company’s dividend distribution policy included the distribution of periodic dividends, based on quarterly balance sheets approved by the Board of Directors. However, since the first quarter of 2002, the Board of Directors has recommended that payment of the mandatory distribution be suspended in light of the Company’s results of operations.

Payment of Dividends and Interest on Shareholders’ Equity

     The mandatory distribution may be made in the form of dividends or interest attributable to shareholders’ equity, which is equivalent to a dividend but may be deducted by the Company in calculating its income tax provisions.

     Dividends. The Company is required by the Brazilian Corporate Law and by the Company’s bylaws to hold an annual shareholders’ meeting by no later than April 30 of each year at which, among other decisions, the shareholders may vote to declare an annual dividend. The payment of annual dividends is based on the audited financial statements prepared for the immediately preceding fiscal year.

     Any holder of record of shares at the time that a dividend is declared is entitled to receive dividends. Under the Brazilian Corporate Law, dividends are generally required to be paid within 60 days following the date on which the dividend is declared, unless the shareholders’ resolution establishes another date of payment, which, in any case, must occur prior to the end of the fiscal year in which the dividend is declared.

     A shareholder has a three-year prescription period from the date of the dividend payment to claim dividends or interest payments with respect to its shares, after which the aggregate amount of any unclaimed dividends legally reverts to the Company. The Company is not required to adjust the amount of the dividend payment for any inflation that occurs during the period from the date of declaration to the payment date.

     The Board of Directors may declare interim dividends based on the accrued profits recorded or the realized profits in the Company’s annual or semi-annual financial statements approved by the Company’s shareholders. In addition, the Company may pay dividends from the net income based on the Company’s unaudited quarterly financial statements. These quarterly interim dividends may not exceed the amounts accounted for in the Company’s capital reserve accounts. Any payment of interim dividends may be set off against the amount of mandatory distributions relating to the net profit earned in the year in which the interim dividends were paid.

     Interest on Shareholders’ Equity. Since January 1, 1996, Brazilian companies have been permitted to pay limited distributions to holders of equity securities and treat such payments as a deductible expense for calculation of Brazilian income tax and since 1998, for calculation of social contribution tax. In accordance with Law No. 9,249 dated December 26, 1995, as amended, the Company’s bylaws permit the distribution of interest on shareholders’ equity as an alternative form of payment of distributions to shareholders. The interest rate applied to these distributions generally cannot exceed the Brazilian long-term interest rate, or TJLP, for the applicable period. The amount of interest paid that can be deducted for tax purposes cannot exceed the greater of:

•	50% of net income (after the deduction of the provision of social contribution tax and before the deduction of the corporate income tax provision) before taking into account any such distribution for the period in respect of which the payment is made; or

•	50% of the sum of retained earnings and profit reserves.

     For accounting purposes, although the interest charge must be included as a financial expense in the income statement to be tax-deductible, the interest charge is reversed before calculating net income in the income statement and is deducted from shareholders’ equity like a dividend.

     Any payment of interest on shareholders’ equity to holders of ADSs or common shares, whether or not they are Brazilian residents, is subject to Brazilian withholding tax at the rate of 15%, provided that a 25% withholding tax rate applies if the person receiving this interest is a resident of a tax haven jurisdiction (i.e., a country that does not impose income tax or that imposes it at a maximum rate lower than 20%). See “—Brazilian Tax Considerations.” Under the Company’s bylaws, the amount distributed to shareholders as interest on shareholders’ equity, net of any withholding tax, may be included as part of the mandatory distribution.

Dividend Preference of Preferred Shares

     Pursuant to the Company’s bylaws, holders of preferred shares are entitled to a minimum annual non-cumulative preferential dividend equal to 6% of their pro rata share of the Company’s paid-in capital prior to dividends payable to holders of common shares. To the extent that the Company declares a dividend in an amount that exceeds the preferential dividend due to holders of preferred shares, and after holders of common shares have received distributions equivalent, on a per share basis, to the preferential dividend payable to preferred shares, holders of common shares and of class A preferred shares are entitled to receive the same additional dividend amount per share. After holders of class B preferred shares have received distributions equivalent, on a per share basis, to the preferential dividend payable to such shares, holders of class B preferred shares shall not be entitled to receive additional dividend amounts, in compliance with Law No. 10,303/2001 and Decree-Law nº 1,376/74, which regulates the creation of investment funds and fiscal incentive programs in the Northeast of Brazil.

Significant Changes

     Other than as otherwise disclosed in this annual report, no significant change has occurred since the date of the Consolidated Financial Statements included in this annual report.

ITEM 9.     THE OFFER AND LISTING

Markets for the Company’s Equity Securities

     The principal trading market for Braskem’s Common Shares and Preferred Class A and B Shares is the BOVESPA. Braskem’s Common Shares and the Preferred Class A Shares began trading on the BOVESPA on November 11, 1980 and the Preferred Class B Shares on August 19, 1983.

     At December 31, 2002, there were an aggregate of 2,160,764,336 Preferred Class A Shares (including 54,620,037 treasury shares owned or held by or for the account of the Company), 11,457,740 Preferred Class B Shares and 1,226,091,148 Common Shares issued and outstanding and Braskem had approximately 5,000 shareholders. As of December 31, 2002, the number of U.S. resident holders of Braskem’s Preferred Class A Shares, Preferred Class B Shares and Common Shares was approximately 33, 0 and 2, respectively. As of December 31, 2002, there were 10,608,395 Common Shares, 208,095,399 Preferred Class A Shares, and 0 Preferred Class B Shares held by foreign investors.

     Braskem has registered one class of American Depositary Shares (“ADSs”) on Form F-6 pursuant to the Securities Act. One ADS evidenced by American Depositary Receipts (“ADRs”) represents 50 Preferred Class A Shares without par value.

     The ADSs of Copene, the Company’s predecessor, were traded in the U.S. as Level I ADRs, under the symbol “CPEPY” beginning in January 1993. On December 21, 1998, Copene’s ADRs began trading on the New York Stock Exchange (“NYSE”), with Citibank N.A. as depositary bank. On October 8, 2002, following the change to its present name, Braskem was invited by the NYSE to be present at the so-called “Opening Bell Ceremony” at the start of the Company’s ADRs Level II trading in New York under the new ticker symbol “BAK.” On December 31, 2002, there were 2,161,346 Preferred Class A ADRs outstanding, representing 108,067,300 Preferred Class A Shares or approximately 5% of Braskem’s outstanding Preferred Class A Shares.

Price History of the Company’s Stock

     The tables below set forth the high and low closing sales prices for the Preferred Class A Shares on the BOVESPA and the equivalent high and low closing sales prices for the Preferred Class A ADRs in U.S. dollars for the periods indicated.

	Annual High and Low Market Prices

	U.S. dollars per 50		U.S. dollars per Preferred
	Preferred Class A Shares(1)		Class A ADRs

	High	Low	High	Low

1998	U.S.$17.72	U.S.$3.65	U.S.$16.53	U.S.$4.98
1999	16.32	3.65	16.19	3.68
2000	22.40	14.17	22.88	14.19
2001	18.07	5.87	17.88	6.14
2002	12.76	2.66	12.75	2.57

	Quarterly High and Low Market Prices

	U.S. dollars per 50		U.S. dollars per Preferred
	Preferred Class A Shares(1)		Class A ADRs

	High	Low	High	Low

2000
First Quarter	U.S.$19.97	U.S.$14.26	U.S.$20.13	U.S.$14.50
Second Quarter	19.70	14.17	19.50	14.19
Third Quarter	22.40	19.34	22.88	18.88
Fourth Quarter	20.43	14.59	20.38	14.63
2001
First Quarter	18.07	14.01	17.88	14.05
Second Quarter	13.96	10.46	14.10	10.40
Third Quarter	12.90	5.87	13.00	6.20

	Quarterly High and Low Market Prices

	U.S. dollars per 50		U.S. dollars per Preferred
	Preferred Class A Shares(1)		Class A ADRs

	High	Low	High	Low

Fourth Quarter	U.S.$9.99	U.S.$6.05	U.S.$10.02	U.S.$6.14
2002
First Quarter	12.76	10.34	12.75	10.05
Second Quarter	11.96	6.72	11.77	6.09
Third Quarter	7.09	2.98	7.11	3.18
Fourth Quarter	3.49	2.66	3.50	2.57
2003
First Quarter	3.76	2.22	4.10	2.20

	Monthly High and Low Market Prices

	U.S. dollars per 50		U.S. dollars per Preferred
	Preferred Class A Shares(1)		Class A ADRs

	High	Low	High	Low

December 2002	U.S.$3.47	U.S.$2.63	U.S.$3.50	U.S.$2.57
January 2003	3.76	2.64	4.10	2.52
February 2003	2.60	2.22	2.60	2.20
March 2003	2.99	2.47	3.20	2.45
April 2003	5.16	3.94	5.71	3.35
May 2003	7.21	5.61	7.20	5.50

(1)	U.S. dollar amounts are translated from Brazilian reais at the Commercial Market Rates in effect on the date of the corresponding Brazilian currency quotation for Preferred Class A Shares. Such U.S. dollar amounts may reflect exchange rate fluctuations and may not correspond to changes in nominal reais prices over time.

     On December 31, 2002, the closing sales price of the (1) the Preferred Class A Shares on the BOVESPA was U.S.$3.11 per 50 shares and (2) the Preferred Class A ADRs on the NYSE was U.S.$3.30 per Preferred Class A ADR. See “Item 3. Key Information – Selected Financial Data – Exchange Rates” for additional information on the applicable exchange rates during the periods indicated above.

Trading on the Brazilian Stock Exchanges

     Braskem’s shares are trade on the BOVESPA, which is the most significant stock exchange in Brazil. On January 27, 2000, the BOVESPA and the Rio de Janeiro Stock Exchange announced an agreement that led to the unification of the Brazilian securities market under the management of the BOVESPA.

     Trading on each Brazilian stock exchange is limited to member brokerage firms and a limited number of authorized non-members. The BOVESPA has one open outcry trading session each day, from 10:00 a.m. to 5:00 p.m. Trading is also conducted during this time on an automated system called Sistema de Negociação Assistida por Computador, or CATS. The CVM and each of the Brazilian stock exchanges have discretionary authority to suspend trading in shares of a particular issuer under certain circumstances. Off-exchange trading may be effected in certain circumstances, although such trading is very limited.

     Settlement of transactions is effected three business days after the trade date without any adjustment for inflation. Payment for shares is made through the facilities of the BOVESPA’s clearinghouse, Companhia Brasileira de Liquidação e Custódia (“CLBC”). The seller is ordinarily required to deliver the shares to the exchange on the second business day following the trade date.

     In order to better control volatility, the BOVESPA adopted a “circuit breaker” system pursuant to which trading sessions may be suspended for a period of 30 minutes or one hour whenever the BOVESPA share index falls more than 10% or 15%, respectively, in relation to the index registered in the previous trading session.

     The BOVESPA is less liquid than the New York Stock Exchange or of many other of the world’s major stock exchanges. As of December 31, 2002, according to information provided by BOVESPA, the aggregate market capitalization of the 407 companies listed on the BOVESPA was equivalent to approximately U.S.$124.04 billion, and the 10 largest companies listed on BOVESPA represented approximately 46% of the total market capitalization of all listed companies. Although any of the outstanding shares of a listed company may trade on the BOVESPA, in most cases fewer than half of the listed shares are actually available for trading by the public, the remainder being held by small groups of controlling persons, by governmental entities or by one principal stockholder. As of December 31, 2002, approximately 21.6% of the market capitalization of all listed companies on the BOVESPA was controlled, directly or indirectly, by the Brazilian government. At December 31, 2002, Braskem’s preferred class A shares posted a closing price of R$11.00 per 50 shares, 46% less than the closing price for December 31, 2001. During 2002, Braskem’s securities were traded on all the days that the BOVESPA was open. The closing price for Braskem’s Level II ADRs was 72% less in 2002, ending the year at U.S.$3.30.

     Trading on Brazilian stock exchanges by a holder not deemed to be domiciled in Brazil for Brazilian tax and regulatory purposes (a “non-Brazilian holder”) is subject to certain limitations under Brazilian foreign investment legislation. With limited exceptions, non-Brazilian holders may only trade on the BOVESPA in accordance with the requirements of Resolution No. 2,689 of January 26, 2000 of the Conselho Monetário Nacional (the “National Monetary Council”). Resolution No. 2,689 requires that securities held by non-Brazilian holders be maintained in the custody of, or in deposit accounts with, financial institutions duly authorized by the Central Bank and the CVM. In addition, Resolution No. 2,689 requires non-Brazilian holders to restrict their securities trading to transactions on the BOVESPA or qualifed over-the-counter markets. With limited exceptions, non-Brazilian holders may not transfer the ownership of investments made under Resolution No. 2,689 to other non-Brazilian holders through a private transaction. See “Item 10. Additional Information – Exchange Controls.”

Regulation of Brazilian Securities Markets

     The Brazilian securities markets are regulated by the CVM, which has authority over stock exchanges and the securities markets generally, and by the Central Bank, which has, among other powers, licensing authority over brokerage firms and regulates foreign investment and foreign exchange transactions. The Brazilian securities market is governed by Law No. 6,385 dated December 7, 1976, as amended (“the Brazilian Securities Law”) and the Brazilian Corporate Law.

     Under the Brazilian Corporate Law, a company is either public, a “companhia aberta,” such as Braskem, or private, a “companhia fechada.” All public companies are registered with the CVM and are subject to periodic reporting requirements. A company registered with the CVM may have its securities traded on the Brazilian stock exchanges or in the Brazilian over-the-counter market (the “Brazilian OTC Market”). The shares of a listed company, including Braskem, also may be traded privately subject to certain limitations.

     The Brazilian OTC Market consists of direct trades between persons in which a financial institution registered with the CVM serves as intermediary. No special application, other than registration with the CVM, is necessary for securities of a public company to be traded in this market. The CVM must receive notice of all trades carried out in the Brazilian OTC Market by the respective intermediaries.

     Trading of a company’s securities on the Brazilian stock exchanges may be suspended at the request of a company prior to its making a material announcement if the company requests and obtains the same suspension for trading on any international stock exchange. Trading may also be suspended by a Brazilian stock exchange or the CVM, among other reasons, based on or due to a belief that a company has provided inadequate information regarding a material event or has provided inadequate responses to the inquiries by the CVM or the relevant stock exchange.

     The Brazilian Securities Law provides for, among other things, disclosure requirements, restrictions on insider trading and other forms of price manipulation and protections for minority shareholders. However, the Brazilian securities markets are not as highly regulated and supervised as the United States securities markets or markets in certain other jurisdictions.

ITEM 10. ADDITIONAL INFORMATION

Description of the Company’s Bylaws

     Set forth below is a summary of certain significant provisions of the Company’s bylaws and of the Brazilian Corporate Law. In Brazil, the company’s bylaws (Estatuto Social) is the principal governing document of a corporation. This description does not purport to be complete and is qualified in its entirety by reference to the Brazilian Corporate Law and the Company’s bylaws. An English translation of the Company’s bylaws has been filed herewith. Information on the trading market for the Company’s preferred shares is set forth under “Item 9. The Offer and Listing—Principal Market and Trading Market Price Information” and information on ownership of the Company’s shares is set forth under “Item 7. Major Shareholders and Related Party Transactions—Major Shareholders.”

General

     The Company’s registered name is Braskem S.A., and the Company’s registered office is located in the Municipality of Camacari, State of Bahia, Brazil. The Company’s registration number with the Brazilian Commercial Registry is 42.150.391/0001-70. The Company is duly registered with the CVM under No. 4820. The Company’s principal place of business is in the City of São Paulo, Brazil.

Company Objects and Purposes

     Article 2 of the Company’s bylaws establishes the Company’s corporate purposes to include:

•	the manufacture, trading, import and export of chemical and petrochemical products;

•	production of utilities for use by component companies of the Northeastern Complex, including the supply of steam, water, compressed air, industrial gases, electricity, as well as the provision of various services to these companies;

•	the holdings of equity stakes (quotas or shares) in other companies; and

•	the manufacture, distribution, sale, import and export of gasoline, diesel oil, liquified petroleum gas and other oil derivatives.

Board of Directors

     In accordance with the Brazilian Corporate Law, any matters subject to the approval of the Board of Directors can be approved by a simple majority of votes of the members present at a duly convened meeting, unless the Company’s bylaws otherwise specify. Pursuant to the Company’s bylaws, the Board of Directors may only deliberate if a majority of its members are present at a duly convened meeting. Any resolutions of the Board of Directors may be approved by the affirmative vote of a majority of the members present at the meeting.

Election of Directors; Fiduciary Duties

     In accordance with the provisions of the Controlling Shareholders Agreement, the majority of the members of the Board of Directors are elected by the Odebrecht Group. All members of the Board of Directors owe fiduciary duties towards the Company and all of its shareholders. In addition, any director appointed by a shareholder pursuant to a shareholders agreement is also bound by the terms of such agreement. See “Item 7. Major Shareholders and Related Party Transactions—Shareholders Agreements.”

Qualification of Directors

     The Brazilian Corporate Law requires members of a company’s board of directors to be the shareholders of the company, but there is no minimum share ownership or residency requirement for qualification as a director. The Company’s bylaws do not require the members of the Board of Directors to be resident in Brazil. Brazilian Corporate Law requires the Company’s executive officers to reside in Brazil.

Conflicts of Interest

     Under the Brazilian Corporate Law, if a director or an executive officer has a conflict of interest with the Company in connection with any proposed transaction, the director or executive officer may not vote in any decision of the Board of Directors or of the Board of Executive Officers, as the case may be, regarding such transaction and must disclose the nature and extent of his conflicting interest for inclusion in the minutes of the meeting.

     Any transaction in which a director or executive officer may have an interest, including any borrowings, can only be approved on reasonable or fair terms and conditions that are no more favorable than the terms and conditions prevailing in the market or offered by third parties. If any such transaction does not meet this requirement, then the Brazilian Corporate Law provides that the transaction may be nullified and the interested director or executive officer must return to the Company any benefits or other advantages that he obtained from, or as result of, such transaction. In accordance with the Brazilian Corporate Law and upon the request of a shareholder that owns 5% or more of the Company’s total capital stock, directors and executive officers must reveal to the shareholders at an ordinary meeting of the shareholders certain transactions and circumstances that may give rise to a conflict of interest.

Compensation

     Under the Company’s bylaws, the Company’s common shareholders approve the aggregate compensation payable to directors and executive officers. Subject to this approval, the Board of Directors establishes the compensation of its members and of the executive officers. See “Item 6. Directors and Senior Management – Compensation.”

Mandatory Retirement

     Neither the Brazilian Corporate Law nor the Company’s bylaws establish any mandatory retirement age for directors or executive officers.

Capital Stock

     Under the Brazilian Corporate Law, the number of issued non-voting shares or shares with limited voting rights, such as the Company’s issued preferred shares, may not exceed 50% of the total number of issued shares. Prior to the Brazilian Corporate Law taking effect, the limit of the number of issued non-voting shares was 66.6% of the total number of issued shares. Companies seeking to register with the CVM for the first time are required to observe the new percentage limitation. Companies with an existing CVM registration may mantain the proportion between common shares and preferred shares existing as of March 1, 2002 or they may elect one of the following two options, which will not result in appraisal rights for minority shareholders:

•	issue additional common shares up to the amount necessary to meet the required proportion; or

•	repurchase preferred shares from the shareholders.

     Each common share entitles its holder to one vote at annual and extraordinary shareholders’ meetings. Holders of common shares are not entitled to any preference in respect of the Company’s dividends or other distributions or otherwise in case of the Company’s liquidation.

     The Company’s preferred class A shares and preferred class B shares are non-voting, except under limited circumstances, and have priority over the Company’s common shares in the case of the Company’s liquidation. See “—Voting Rights” for more information regarding the voting rights of the Company’s preferred shares, “—Reserves and Distributions—Dividend Preference of Preferred Shares” for more information regarding the distribution preferences of the Company’s preferred shares, and “—Liquidation” for more information regarding the liquidation preferences of the Company’s preferred shares.

Shareholders’ Meetings

     The Company’s shareholders have the power to determine any matters related to changes in the Company’s corporate purposes and to pass any resolutions they deem necessary to protect and enhance the development of the Company.

     Pursuant to the Brazilian Corporate Law, shareholders have the power, among other powers, to vote at shareholders’ meetings to:

•	amend the Company’s bylaws;

•	elect or dismiss members of the Board of Directors and members of the Fiscal Council at any time, subject to the right of the Company’s preferred shareholders to elect or dismiss one member of the Board of Directors and of the Fiscal Council;

•	accept or reject financial statements approved by the Board of Directors, including the allocation of net profits and the distributable amount for payment of the mandatory distribution and allocations to the various reserve accounts;

•	approve any capital increase in excess of the amount of the authorized capital;

•	approve any capital reduction;

•	accept or reject the valuation of assets contributed by a shareholder in consideration for issuance of capital stock;

•	suspend the rights of any shareholder in default of obligations established by law or by the Company’s bylaws;

•	authorize the issuance of convertible debentures;

•	approve the: reorganization of the Company’s legal form; or the merger, consolidation or split-off of the Company; authorize the dissolution and liquidation of the Company and the election and dismissal of liquidators appointed in connection therewith and examine their accounts;

•	participate in a centralized group of companies;

•	approve the disposition of the control of any of the Company’s subsidiaries;

•	approve the disposition of any convertible debentures issued by the Company’s subsidiaries and held by the Company;

•	waive the right to subscribe to shares or convertible debentures issued by the Company’s subsidiaries or affiliates;

•	approve the aggregate compensation payable to the Company’s directors and executive officers;

•	approve the cancellation of the Company’s registration as a publicly-traded company and in such cases, to select an experienced company to prepare the appraisal of the economic value of the Company’s shares; and

•	authorize management to declare the Company insolvent and to request a concordata (a procedure involving protection of the Company from its creditors similar in nature to a reorganization under the U.S. Bankruptcy Code).

     The Company convenes its shareholders’ meetings, including the annual shareholders’ meeting, by publishing a notice in the Diário Oficial do Estado da Bahia and in at least two additional newspapers designated by the shareholders with general circulation in Bahia, where the Company maintains its registered office. The notice must be published no fewer than three times, beginning at least 15 calendar days prior to the scheduled meeting date. The notice must contain the meeting’s agenda and, in the case of a proposed amendment to the bylaws, an indication of the subject matter of the proposed amendment. For ADS holders, the Company is required to provide notice to the Depositary for distribution to ADS holders at least 30 calendar days prior to a shareholders’ meeting.

     Annual shareholders’ meetings must be held by April 30 of each year. The Board of Directors may convene a shareholders’ meetings. In addition, under the Brazilian Corporate Law, shareholders’ meetings may also be convened by the Company’s shareholders as follows:

•	by any shareholder if, under certain circumstances set forth in the Brazilian Corporate Law, the directors do not convene a shareholders’ meeting within 60 days;

•	by the shareholders of not less than 5% of the Company’s total capital stock if, after a period of eight days, the directors fail to call a shareholders’ meeting that has been requested by such shareholders; and

•	by the shareholders of not less than 5% of either the Company’s total voting capital stock or the Company’s total non-voting capital stock, if after a period of eight days, the directors fail to call a shareholders’ meeting for the purpose of appointing a Fiscal Council that has been requested by such shareholders.

     Each shareholders’ meeting is presided over by a President and Secretary elected by the shareholders present at the meeting. An extraordinary shareholders’ meeting may be held whenever the interests of the Company so require. A shareholder may be represented at a shareholders’ meeting by an attorney-in-fact appointed by the shareholders not more than one year before the meeting. The attorney-in-fact must be a shareholder, an officer of the Company, a lawyer or a financial institution, and the power of attorney appointing the attorney-in-fact must comply with certain formalities set forth by Brazilian law.

     In order for a valid action to be taken at a shareholders’ meeting, shareholders representing at least one quarter of the Company’s issued and outstanding common shares must be present. However, shareholders representing at least two-thirds of the Company’s issued and outstanding common shares must be present at a shareholders’ meeting to amend the Company’s bylaws. If a quorum is not present, the Board of Directors may call a second meeting by publishing a notice as described above at least five calendar days prior to the scheduled meeting. The quorum requirements do not apply to the second meeting, subject to the voting requirements for certain matters described below. A shareholder without a right to vote may attend a shareholders’ meeting and take part in the discussion of matters submitted for consideration.

Voting Rights

     Pursuant to the Brazilian Corporate Law and the Company’s bylaws, each of the Company’s common shares carries the right to vote at a shareholders’ meeting. Preferred shares generally do not confer voting rights, except as described below. The Company may not restrain or deny any voting rights without the consent of the majority of the shares affected. Whenever the shares of any class of capital stock are entitled to vote, each share is entitled to one vote.

     Except as otherwise provided by law, resolutions of a shareholders’ meeting are passed by a simple majority vote of the holders of the common stock of the Company present or represented at the meeting, without taking abstentions into account. Under the Brazilian Corporate Law, the approval of shareholders representing at least a majority of the issued and outstanding voting shares is required for the types of action described below, as well as, in the case of the first and second bullet points, a majority of issued and outstanding shares of the affected class:

•	creating a new class of preferred shares or disproportionately increasing an existing class of preferred shares relative to the other classes of preferred shares, other than to the extent permitted by the bylaws, which permit the Company to modify the proportion between the various classes of the Company’s preferred shares;

•	changing a priority, preference, right, privilege or condition of redemption or amortization of any class of preferred shares or creating a new class of preferred shares that has a priority, preference, right, condition or redemption or amortization superior to an existing class of preferred shares;

•	reducing the mandatory distribution;

•	changing the corporate purpose;

•	merging the Company with another company, or consolidating or splitting the Company, subject to the conditions set forth in the Brazilian Corporate Law;

•	transferring all of the shares of the Company to another company, known as incorporação de ações;

•	participating in a centralized group of companies as defined under the Brazilian Corporate Law and subject to the conditions set forth therein; and

•	dissolving or liquidating the Company or canceling any ongoing liquidation of the Company.

     Decisions on the Company’s transformation into another form of company require the unanimous approval of the Company’s shareholders, including the preferred shareholders.

     Brazilian Corporate Law requires that the President of any shareholders’ meeting shall disregard any vote taken that violates the provisions of any shareholders’ agreement if that shareholders’ agreement has been duly filed with the Company.

     Under the Brazilian Corporate Law, neither the Company’s bylaws nor actions taken at a shareholders’ meeting may deprive a shareholder of certain specific rights, including:

•	the right to participate in the distribution of profits;

•	the right to participate equally and ratably in any remaining residual assets in the event of liquidation of the Company;

•	the right to supervise the management of the corporate business as specified in the Brazilian Corporate Law;

•	the right to preemptive rights in the event of an issuance of shares, debentures convertible into shares or subscription bonuses (other than with respect to a public offering of such securities, as may be set out in the bylaws); and

•	the right to withdraw from the Company under the circunstances specified in the Brazilian Corporate Law.

Voting Rights of Minority Shareholders

     Under the Brazilian Corporate Law, shareholders that are not controlling shareholders, but that together hold either

•	preferred shares representing at least 10% of the total share capital of the Company, or

•	common shares representing at least 15% of the voting capital of the Company,

may separately appoint one member and an alternate to the Board of Directors at the shareholders’ meeting. If no group of common or preferred shareholders meets the thresholds described above, shareholders holding preferred shares or common shares representing at least 10% of the total share capital of the Company are entitled to combine their holdings to appoint one member and an alternate to the Board of Directors. The shareholders seeking to exercise these minority rights must prove that they have held their shares for not less than three months preceding the shareholders’ meeting at which the Director will be appointed. Until 2005, the director or directors appointed by the preferred shareholders as a group, or collectively with the common shareholders, are chosen from a list of three names prepared by the controlling shareholder. Any directors appointed by the non-controlling shareholders have the right to veto the selection of the Company’s independent auditors.

     In accordance with the Brazilian Corporate Law, preferred shareholders together with common shareholders (excluding the controlling shareholders) are entitled to a representative on the Fiscal Council, and one of the members of the Fiscal Council and his alternate may be appointed and/or dismissed by holders of common stock, other than the controlling shareholders, if such holders collectively own not less than 10% of the common shares.

     Shareholders holding shares representing not less than 10% of the shares entitled to vote at the shareholders’ meeting, or such smaller percentage applicable according to a sliding scale determined by the CVM and based on the total capital of the company, have the right to request that a cumulative voting procedure be adopted. Under such procedure, each voting share shall have as many votes as there are positions of directors to be filled, and each shareholder may cast all of its votes for a single candidate or distribute them among various candidates. If the cumulative voting procedure is adopted, the controlling shareholders always retain the right to elect at least the same numbers of members as the other shareholders plus one, independently of the total number of directors. This procedure must be requested by the shareholders at least 48 hours prior to the shareholders’ meeting.

Voting Rights of the Preferred Shares

     Holders of preferred shares are not entitled to vote on any matter except with respect to the election of directors by holders of at least 10% of the Company’s preferred stock and in the limited circumstances provided below.

     Under the Brazilian Corporate Law, preferred shareholders together with common shareholders (excluding the controlling shareholders) will be entitled to a representative on the Fiscal Council. Under the Company’s bylaws one of the members of the Fiscal Council and his or her alternate may be appointed and/or dismissed by a majority vote of the holders of preferred shares.

     The Brazilian Corporate Law and the Company’s bylaws provide that non-voting or restricted-voting shares, such as the Company’s preferred shares, acquire unrestricted voting rights beginning when a company has failed for three consecutive fiscal years (or for any shorter period set forth in the company’s by laws) to pay any fixed or minimum dividend to which such shares are entitled. This voting right shall continue until payment in full has been made. The Company’s bylaws do not set forth a shorter period. Preferred shareholders also obtain the right to vote if the Company enters into a liquidation process.

Liquidation

     The Company shall be liquidated pursuant to the terms of Brazilian law. In the event of an extrajudicial liquidation of the Company, a shareholders’ meeting shall determine the manner of liquidation and appoint the liquidator and the Fiscal Council that will function during the liquidation period.

     Upon liquidation, the Company’s preferred shares have a preference over the Company’s common shares. In the event of a liquidation, the assets available for distribution to the Company’s shareholders would be distributed first to the preferred shareholders in an amount equal to their pro rata share of the legal capital of the company, prior to making any distributions to the Company’s common shareholders. If the assets to be so distributed are insufficient to fully compensate the Company’s preferred shareholders, the preferred shareholders would each receive a pro rata amount (based on their pro rata share of the legal capital of the Company excluding the common shares in such calculation) of any available assets.

Conversion Rights

     According to the Company’s bylaws, the Company’s preferred shares are not convertible into common shares. However, the holders of class B preferred shares are permitted by the Company’s bylaws to convert such shares into class A preferred shares. The ratio of any such conversion is two class B preferred shares for each class A preferred share.

Preemptive Rights

     Pursuant to the Brazilian Corporate Law, each of the Company’s shareholders has a general preemptive right to subscribe for shares or securities convertible into shares in any capital increase, in proportion to the number of shares held by such shareholder. However, pursuant to the Company’s bylaws, the holders of shares subscribed with using funds originating from fiscal incentives provided under Law No. 6,404/76 do not have preemptive rights. In the event of a capital increase that would maintain or increase the proportion of capital represented by the preferred shares, holders of preferred shares would have preemptive rights to subscribe to newly issued preferred shares only. In the event of a capital increase that would reduce the proportion of capital represented by the preferred shares, holders of preferred shares would have preemptive rights to subscribe to any new preferred shares in proportion to the number of shares that they hold, and to common shares only to the extent necessary to prevent dilution of their interests in the Company’s total capital.

     Under the Company’s bylaws, except when issuing voting shares or securities convertible into voting shares, the Board of Directors or the shareholders’, as the case may be, may decide not to extend preemptive rights to the Company’s shareholders with respect to any issuance of shares, debentures convertible into shares or warrants made in connection with a public exchange made to acquire control of another company or in connection with a public offering.

     The preemptive rights may be exercised for a period of at least 30 days following the publication of notice of the issuance of securities convertible into shares, and the right may be transferred. Under the Brazilian Corporate Law, the Board of Directors may reduce the 30 day period for the exercise of preemptive rights with respect to any issuance of shares, debentures convertible into shares or warrants in connection with a public exchange made to acquire control of another company or in connection with a public offering.

     In the event of a capital increase that would maintain or increase the proportion of capital represented by preferred shares, holders of ADSs will have, except under the circumstances described above, preemptive rights to subscribe to newly issued preferred shares. In the event of a capital increase which would reduce the proportion of capital represented by preferred shares, holders of ADSs will have preemptive rights to subscribe for preferred shares, in proportion to their shareholdings, and for common shares to the extent necessary to prevent dilution of their overall interest in the Company. However, U.S. holders may not be able to exercise the preemptive rights relating to the preferred shares underlying their ADSs unless a registration statement under the Securities Act is effective with respect to those rights or an exemption from the registration requirements of the Securities Act is available.

Redemption, Amortization, Tender Offers and Rights of Withdrawal

     The bylaws of a company or the shareholders at a shareholders’ meeting may authorize the use of profits or reserves to redeem or amortize shares in accordance with conditions and procedures established for such redemption or amorization. The Brazilian Corporate Law defines redemption (resgate de ações) as the payment of the value of the shares in order to permanently remove such shares from circulation, with or without a corresponding reduction of the company’s total capital. The Brazilian Corporate Law defines amortization (amortização) as the distribution to the shareholders, without a corresponding capital reduction, of amounts that they would receive if the company were liquidated. If an amortization has been effected, the shareholders who received an amortization distribution will receive, upon the eventual liquidation of the Company, a pro rata portion of any remaining capital after the other shareholders that did not participate in the amortization transaction receive the amount that they would have received had they received an amortization distribution.

     Brazilian Corporate Law authorizes the Company to redeem shares not held by the controlling shareholder if, after a tender offer, the controlling shareholder of the Company increases its participation in the total share capital of the Company to more than 95%. The redemption price in such case would be the same price paid for the shares in the tender offer.

     In addition, the Brazilian Corporate Law and the Company’s bylaws require the Company to make a tender offer for shares held by minority shareholders under certain circumstances described below, and permit dissenting shareholders to withdraw their capital from the Company under certain circumstances described below.

Mandatory Tender Offers

     Brazilian Corporate Law requires that if the Company is delisted or there is a substantial reduction in liquidity of the shares of the Company, as defined by the CVM, in each case as a result of purchases by the controlling shareholders of the Company, the controlling shareholders must effect a tender offer for the remanining shares of the Company at a purchase price equal to the fair value of the shares taking into account the total number of outstanding shares.

     Brazilian Corporate Law also requires any acquiror of direct or indirect control of the Company to make a tender offer for the Company’s remaining common shares and preferred shares not owned by the acquiror, in each case, at a price equal to 80% of the price per share paid for the controlling block of shares. In addition, the Brazilian Corporate Law provides that public companies, including the Company, must grant its preferred shareholders at least one of the following three rights:

•	the right to participate in the distribution of the mandatory distribution in accordance with the following criteria: (1) priority in the receipt of dividends corresponding to at least 3% of the preferred shares’ book value; and (2) the right to participate equally in the distribution of profits with the common shares after the common shares have received dividends equal to at least 3% of the book value of the common shares;

•	the right to receive dividends in an amount per share at least 10% higher than the amount per share paid to holders of common shares; or

•	tag-along rights of at least 80% of the price paid to the controlling shareholder in case of transfer of control and dividends at least equal to the dividends paid to the holders of common shares.

     The Company’s bylaws provide that all of the Company’s shares will be entitled to tag-along rights in the event that the control of the Company is transferred, with all shares receiving the same price per share paid to the controlling shareholders.

     If the controlling shareholders enter into a transaction which results in a change of control of the Company, the controlling shareholders must include in the documents governing such transaction an obligation on the part of the acquiring party to make a public offer for the purchase of all common shares and preferred shares issued by the Company for the same price per share paid to the controlling shareholders. The tender offer must be made within a period of 30 days prior to the formal transfer of the shares representing the controlling stake and is effected through the financial institution responsible for the custody of the Company’s shares.

     The Company’s bylaws provide that no change of control will be deemed to occur if the party acquiring control is an existing member of the block of controlling shareholders, and/or a signatory to an agreement among the Company’s shareholders governing the exercise of rights over the shares held by the controlling shareholders. The Company’s bylaws also provide that the tag-along right will not apply in the event that the change of control occurs as a result of:

•	a court ruling or act, such as a judicial seizure or execution; or

•	a final decision by regulatory authorities, including CADE, that obliges the controlling shareholders of the Company to divest part or all of their shares in the Company.

Rights of Withdrawal

     Brazilian law provides that, under certain limited circumstances, a dissenting shareholder may withdraw its equity interest from the Company and be reimbursed by the Company for the value of the common or preferred shares that it holds.

     This right of withdrawal may be exercised by the holders of the adversely affected common or preferred shares if the Company decides:

•	to create a new class of preferred shares or to disproportionately increase an existing class of preferred shares relative to the other classes of preferred shares (unless such actions are provided for or authorized by the bylaws, which permit the Company to modify the proportion between the various classes of the Company’s preferred shares); or

•	to modify a preference, privilege or condition of redemption or amortization conferred on one or more classes of preferred shares, or to create a new class of preferred shares with greater privileges than the existing classes of preferred shares.

•	to merge into another company or to consolidate with another company;

•	to transfer all of the Company’s shares to another company, known as an incorporação de ações;

•	to participate in a centralized group of companies as defined under the Brazilian Corporate Law;

•	to reduce the mandatory distribution;

•	to change the Company’s corporate purposes;

•	to spin-off a portion of the Company’s company, subject to certain conditions set forth in the Brazilian Corporate Law; or

•	to create founder shares (partes beneficiárias).

     As a general rule, shareholders who acquire their shares after the first notice convening the relevant shareholders’ meeting or after a press release concerning the relevant shareholders’ meeting is published will not be entitled to withdrawal rights.

     This right of withdrawal may also be exercised if the entity resulting from a merger, incorporação de ações, or consolidation or spin-off of the Company fails to become a listed company within 120 days of the shareholders’ meeting at which such decision was taken (one of the companies involved must be a public company prior to the merger). Furthermore, if a governmental entity acquires control of the Company through expropriation of shares, shareholders may withdraw from the Company and be reimbursed for the value of the shareholders’ equity attributable to their equity interest.

     Any redemption of shares arising out of the exercise of any withdrawal rights would be made at book value per share, determined on the basis of their most recent audited balance sheet approved by the shareholders. However, if the shareholders’ meeting approving the action giving rise to withdrawal rights occurred more than 60 days after the date of the most recent approved audited balance sheet, a shareholder may demand that his or her shares be valued on the basis of a balance sheet dated within 60 days of such shareholders’ meeting. The right of withdrawal lapses 30 days after the date of publication of the minutes of the shareholders’ meeting that approved the corporate action described above. The Company may reconsider any action giving rise to withdrawal rights within 10 days following the expiration date for such rights if it believes that the withdrawal of shares of dissenting shareholders would jeopardize the Company’s financial stability.

Liability of The Company’s Shareholders for Further Capital Calls

     Neither Brazilian law nor the Company’s bylaws provide for any capital calls. The Company’s shareholders’ liability for capital calls is limited to the payment of the issue price of the shares subscribed or acquired.

Disclosures of Share Ownership

     Brazilian regulations require that the controlling shareholders, directly or indirectly, and the shareholders who have elected members of the Board of Directors, as well as any person or group of persons representing a person that has directly or indirectly acquired or sold an interest corresponding to at least 5% of the total number of shares of any type or class, to disclose its share ownership or divestment to the CVM and the BOVESPA and the Brazilian OTC Market (or the over-the-counter markets), as the case may be. In addition, a statement containing the required information must be published, unless the CVM waives compliance with this rule. Any subsequent increase or decrease by 5% or more in the ownership of shares of any type or class must be similarly disclosed.

     The Company’s controlling shareholders, shareholders that appoint members of the Board of Directors or Fiscal Council and members of the Board of Directors, Board of Executive Officers or Fiscal Council must immediately file a statement of any change in their holdings of the Company’s shares with the CVM and the Brazilian stock exchanges (or the over-the-counter markets) on which the Company’s securities are traded.

Restrictions on Non-Brazilian Holders

     Non-Brazilian holders do not face any legal restrictions on the ownership of the Company’s common or preferred shares or of ADSs based on the Company’s common or preferred shares, and are entitled to all the rights and preferences of such common or preferred shares, as the case may be.

     However, the ability to convert dividend payments and proceeds from the sale of common or preferred shares or preemptive rights into foreign currency and to remit such amounts outside Brazil is subject to restrictions under foreign investment legislation which generally requires, among other things, the registration of the relevant equity investment with the Central Bank of Brazil. For a description of these exchange control restrictions and foreign investment legislation, see “Item 3. Key Information—Exchange Rates.” Nonetheless, any non-Brazilian holder who registers with the CVM in accordance with Resolution No. 2,689 may buy and sell securities on the BOVESPA without obtaining a separate certificate of registration from the Central Bank for each transaction.

Form and Transfer

     The Company’s preferred shares and common shares are in book-entry form registered in the name of each shareholder or its nominee. The transfer of the Company’s shares is governed by Article 35 of the Brazilian Corporate Law, which provides that a transfer of shares is effected by the Company’s transfer agent, Banco Itaú S.A., by an entry made by the transfer agent in its books, upon presentation of valid share transfer instructions to the Company by a transferor or its representative. When preferred or common shares are acquired or sold on a Brazilian stock exchange, the transfer is effected on the records of the Company’s transfer agent by a representative of a brokerage firm or the stock exchange’s clearing system. The transfer agent also performs all the services of safe keeping of the Company’s shares. Transfers of shares by a foreign investor are made in the same manner and are executed on the investor’s behalf by the investor’s local agent. If the original investment was registered with the Central Bank pursuant to foreign investment regulations, the foreign investor is also required to amend, if necessary, through its local agent, the certificate of registration to reflect the new ownership.

     The BOVESPA operates a central clearing system through CBLC. A holder of the Company’s shares may choose, at its discretion, to participate in this system, and all shares that such shareholder elects to be put into the system are deposited in custody with CBLC (through a Brazilian institution that is duly authorized to operate by the Central Bank and maintains a clearing account with CBLC). Shares are subject to the custody of the CBLC are noted as such in the Company’s registry of shareholders. Each participating shareholder will, in turn, be registered in the register of beneficial shareholders of the Company that is maintained by CBLC and are treated in the same manner as registered shareholders.

Material Contracts

Naphtha and Gas Oil Purchase and Sale Contract

     On June 22, 1978, Petrobras and the Company entered into the Naphtha and Gas Oil Purchase and Sale Contract. The Company’s predecessor, Copene, filed an English translation of this contract with the Commission on September 30, 1998 as Exhibit 3.04 to its Registration Statement on Form 20-F. On February 8, 1993, Petrobras and the Company entered into the First Amendment to Naphtha and Gas Oil Purchase and Sale Contract (the “First Amendment”). The Company’s predecessor, Copene, filed an English translation of this amendment with the Commission on September 30, 1998 as Exhibit 3.05 to its Registration Statement on Form 20-F. On February 24, 2003, Petrobras and the Company, with the acknowledgement of OPP Química, entered into the Second Amendment to Naphtha and Gas Oil Purchase and Sale Contract (the “Second Amendment”). The Second Amendment is attached as exhibit 4.03 to this annual report.

     Under the Naphtha and Gas Oil Purchase and Sale Contract, as amended:

•	Petrobras agrees to sell and deliver to the Company naphtha and gas oil for use by the Company as raw materials at its basic petrochemicals plants in the Northeastern Complex;

•	the contract provides minimum and maximum volumes of naphtha and gas oil to be supplied by Petrobras and purchased by the Company through 1994;

•	after 1994, the Company may establish on September 30 of each year the volume that it expects to consume in the following calendar year;

•	if the Company requests to purchase more volumes of naphtha and gas oil than projected on an annual basis, Petrobras must use its best efforts to meet this higher demand, but is not required to meet such higher demand;

•	if the Company fails to purchase the minimum volumes that it agreed to purchase in any given year, the Company will be required to pay Petrobras damages, and if Petrobras fails to deliver to the Company the minimum volumes that it agreed to deliver in any given year, Petrobras will be required to pay the Company damages;

•	Petrobras can suspend deliveries under the contract, in whole or in part, or may terminate the contract without penalties if required by the ANP as a result of a national contingency plan that affects the supply of petroleum derivatives in Brazil; and

•	the term of the Amended Naphtha and Gas Oil Purchase and Sale Contract is ten years and is automatically renewable.

     Petrobras has provided a R$570 million credit line to the Company to purchase naphtha and gas oil, which is guaranteed by first mortgages (formalized under a Public Deed of Mortgage) on two parcels of property owned by the Company (which property belonged to OPP Química prior to its merger with and into the Company on March 31, 2003).

     The Company has not entered into any other material contracts other than those entered into in the ordinary course of business or those disclosed elsewhere within this Form 20-F.

Exchange Controls

     There are no restrictions on ownership or voting of Braskem’s capital stock by individuals or legal entities domiciled outside Brazil.

     The right to convert dividend payments and proceeds from the sale of the Company’s capital stock into foreign currency and to remit such amounts outside Brazil is subject to restrictions under foreign investment legislation which generally requires, among other provisions, registration of the relevant investment with the Central Bank. Restrictions on the remittance of foreign capital abroad could hinder or prevent Banco Itaú S.A. (the “Custodian”), as custodian for the Preferred Shares represented by Preferred ADSs or holders who have exchanged Preferred ADSs for Preferred Shares, from converting dividends, distributions or the proceeds from any sale of Preferred Shares into U.S. dollars and remitting such U.S. dollars abroad. Holders of Preferred ADSs could be adversely affected by delays in, or refusal to grant any required government approval for conversions of Brazilian currency payments and remittances abroad in respect of the Preferred Shares underlying the Preferred ADSs. See “– Risk Factors – Exchange Controls and Restrictions on Remittances Abroad May Adversely Affect Holders of ADSs.”

     Resolution No. 1,927 of the National Monetary Council, which is the Amended and Restated Annex V to Resolution No. 1,289 (the “Annex V Regulations”), provides for the issuance of depositary receipts in foreign markets in respect of shares of Brazilian issuers. The Central Bank and the CVM have approved the issuance of the ADSs under the Annex V Regulations. Accordingly, the proceeds from the sale of the ADSs by ADR holders outside Brazil are not subject to Brazilian foreign investment controls, and holders of the ADSs are entitled to favorable tax treatment. See “– Taxation – Brazilian Tax Considerations.”

     A certificate of capital registration has been issued in the name of Citibank, N.A., as Depositary for the Preferred Class A ADRs (the “Depositary”), and is maintained by the Custodian on behalf of the Depositary. Pursuant to the certificate, the Custodian and the Depositary may convert dividends and other distributions with respect to the Preferred Class A Shares represented by Preferred Class A ADRs into foreign currency and remit the proceeds in foreign currency outside Brazil. In the event that a holder of Preferred Class A ADRs exchanges Preferred Class A ADRs for Preferred Class A Shares, such holder may continue to rely on the Depositary’s certificate of capital registration for only five business days following such exchange, and thereafter such holder must seek to obtain its own certificate of capital registration with the Central Bank. Thereafter, unless the Preferred Class A Shares are held pursuant to the “Annex IV Regulations” of the National Monetary Council by a duly qualified investor, such holder may not be able to convert into foreign currency and remit outside Brazil the proceeds from the disposition of, or distributions with respect to, such Preferred Class A Shares, and such holder generally will be subject to less favorable Brazilian tax treatment than a holder of Preferred Class A ADRs. See “– Taxation – Brazilian Tax Considerations.”

     The Company makes all cash distributions with respect to its shares, including the Preferred Class A Shares, solely in Brazilian currency. Accordingly, exchange rate fluctuations may reduce the U.S. dollar amounts received by the holders of Preferred Class A ADSs on conversion by the Depositary of such distributions into U.S. dollars for payment to holders of Preferred Class A ADSs. Fluctuations in the exchange rate between reais and the U.S. dollar may also reduce the U.S. dollar equivalent of the reais price of the Preferred Class A Shares on the Brazilian stock exchanges. See “Item 3. Key Information—Exchange Rates.”

     Brazilian law provides that, whenever there is a serious imbalance in Brazil’s balance of payments or serious reasons to foresee such imbalance, temporary restrictions may be imposed on remittances of foreign capital abroad. For approximately six months in 1989 and early 1990, for example, to attempt to conserve Brazil’s foreign currency reserves, the Brazilian government froze all dividend and capital repatriations that were owed to foreign equity investors. These amounts were subsequently released in accordance with Brazilian Government directives. There can be no assurance that similar measures will not be taken by the Brazilian Government in the future. See “– Risk Factors – Exchange Controls and Restrictions on Remittances Abroad May Adversely Affect Holders of ADSs.”

     For a description of the foreign exchange markets in Brazil, see “Item 3. Key Information – Selected Financial Data – Exchange Rates.”

Taxation

     The following summary contains a description of the principal Brazilian and U.S. federal income tax consequences of the purchase, ownership and disposition of Preferred Class A Shares and Preferred Class A ADRs, but it does not purport to be a comprehensive description of all of the tax considerations that may be relevant to a decision to purchase any such securities. In particular, for U.S. federal income tax purposes, this summary is applicable only to holders that hold Preferred Class A Shares or Preferred Class A ADRs as “capital assets” within the meaning of Section 1221 of the Internal Revenue Code of 1986, as amended (the “Code”), and does not address the tax treatment of a holder that may be subject to special tax rules, such as financial institutions, insurance companies, real estate investment trusts, regulated investment companies, grantor trusts, tax-exempt entities, traders or dealers in securities or currencies, persons that will hold Preferred Class A Shares or Preferred Class A ADRs in a hedging transaction or as a position in a “straddle” or “conversion transaction” for U.S. federal income tax purposes, persons that have a “functional currency” other than the U.S. dollar, persons that will hold Preferred Class A Shares or Preferred Class A ADRs as compensation for the performance of services, persons liable for alternative minimum tax or estate and gift tax or persons that own or are treated as owning 10% or more of the voting shares or value of the Company. Prospective purchasers of any of such securities should consult their own tax advisors as to the Brazilian, U.S. or other tax consequences of the purchase, ownership and disposition of Preferred Class A Shares or Preferred Class A ADRs, including, in particular, the effect of any foreign, state or local tax laws.

     The summary is based upon the tax laws of Brazil and the United States and regulations thereunder and administrative and judicial interpretations thereof, in each case as in effect and available on the date hereof, which are subject to change (possibly with retroactive effect), and to differing interpretations. There is at present no income tax treaty between Brazil and the United States. This summary is also based upon the representations of the Depositary and on the assumption that each obligation in the Deposit Agreement relating to the Preferred Class A ADRs and any related documents will be performed in accordance with its terms.

Brazilian Tax Considerations

     The following discussion summarizes the principal Brazilian tax consequences of the acquisition, ownership and disposition of Preferred Class A Shares or Preferred Class A ADRs by a holder that is not domiciled in Brazil for purposes of Brazilian taxation and, in the case of a holder of Preferred Shares, which has registered its investment in such securities with the Central Bank as a U.S. dollar investment (in each case, a “non-Brazilian holder”). The following discussion does not specifically address all of the Brazilian tax considerations applicable to any particular non-Brazilian holder, and each non-Brazilian holder should consult his or her own tax advisor concerning the Brazilian tax consequences of an investment in any of such securities.

Taxation of dividends

     Dividends paid with respect to income earned since January 1, 1996, including dividends paid in kind (1) to the Depositary in respect of the Preferred Class A Shares underlying the Preferred Class A ADRs or (2) to a non-Brazilian holder in respect of Preferred Class A Shares, are not subject to any withholding tax in Brazil. The new tax legislation eliminated the then existing 15% withholding tax on dividends paid to companies, resident individuals or non-residents in Brazil. Accordingly, dividends with respect to profits generated on or after January 1, 1996 are not subject to withholding tax in Brazil. Dividends related to profits generated in the years of 1994 and 1995 shall be subject to withholding tax at the rate of 15% at the time of its distribution.

Taxation of gains

     Gains realized outside Brazil by a non-Brazilian holder on the disposition of Preferred Class A ADRs to another non-Brazilian holder are not subject to Brazilian tax.

     The withdrawal of Preferred Class A Shares in exchange for Preferred Class A ADRs is not subject to Brazilian tax. The deposit of Preferred Class A Shares in exchange for Preferred Class A ADRs is not subject to Brazilian tax provided that the Preferred Shares are registered by the investor or its agent under the provisions of Resolution No. 2,689/00 of the National Monetary Council. In the event the Preferred Class A Shares are not so registered, the deposit of Preferred Class A Shares in exchange for Preferred Class A ADRs may be subject to Brazilian capital gains tax at the rate of 15%. On receipt of the underlying Preferred Shares, a non-Brazilian holder who qualifies under Resoluton No. 2689/00 will be entitled to register the U.S. dollar value of such shares with the Central Bank as described below.

     Non-Brazilian holders are not subject to tax in Brazil on gains realized on sales of Preferred Class A Shares that occur abroad or on the proceeds of a redemption of, or a liquidating distribution with respect to, Preferred Class A Shares. As a general rule: (1) non-Brazilian holders are subject to a withholding tax imposed at the rate of 15% on gains realized on sales or exchanges of Preferred Class A Shares that occur in Brazil to or with a resident of Brazil; and (2) at the rate of 20% on gains realized on sales or exchanges in Brazil of Preferred Class A Shares that occur on a Brazilian stock exchange. This general rule is not applicable if such sales are made on a Brazilian stock exchange within five business days of the withdrawal of such Preferred Class A Shares in exchange for Preferred Class A ADRs and the proceeds thereof are remitted abroad within such five-day period or such sales are made under the provisoins of Resoultion No. 2,689/00. In the event that the sale or exchange of Preferred Class A Shares is made on a Brazilian stock exchange and in accordance with the provisions of Resolution 2,689/00 or of Annex V to Resolution No. 1,289/87, any capital gain resulting from such sale or exchange is exempt from withholding income tax in Brazil (except where the sale or exchange was structured to occur when the capital gain resulting therefrom reached an amount certain). The “gain realized” as a result of a transaction on a Brazilian stock exchange is the difference between the amount in Brazilian currency realized on the sale or exchange and the acquisition cost, without any correction for inflation, of the shares sold. The “gain realized” as a result of a transaction that occurs other than on a Brazilian stock exchange will be calculated based on the foreign currency amount registered with the Central Bank. There can be no assurance that the current preferential treatment for holders of Preferred Class A ADSs and non-Brazilian holders of Preferred Class A Shares under the provisions of Resolution No. 2,689/00 will continue in the future or that such treatment will not be changed in the future.

     Any exercise of preemptive rights relating to the Preferred Class A Shares will not be subject to Brazilian taxation. Any gain on the sale or assignment of preemptive rights relating to the Preferred Class A Shares by the Depositary will not be subject to Brazilian taxation.

Interest on equity

     Distributions of interest on net worth in respect of the Preferred Class A Shares as an alternative form of payment to shareholders who are either Brazilian residents or non-Brazilian residents, including holders of ADRs, are subject to Brazilian withholding tax at the rate of 15%. Since 1997, the payments are deductible in determining social welfare contributions and income tax payable by the Company as long as the payment of a distribution of interest is approved in the Company’s General Meeting, according to the terms of Law 9249/95 and Law 9430/96. The distribution of interest on shareholders’ equity may be determined by the Board of Directors of the Company alone. No assurance can be given that the Board of Directors of the Company will not determine that future distributions of profits be made by means of interest on shareholders’ equity instead of by means of dividends.

Other Brazilian taxes

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

     Pursuant to Decree 2,219 of May 2, 1997, the amount in reais resulting from the conversion of the proceeds received by a Brazilian entity from a foreign investment in the Brazilian securities market (including those in connection with the investment in the Preferred Class A Shares or Preferred Class A ADRs and those made under the provisions of Resolution No. 2,689/000) is subject to a transaction tax (“IOF”), although at present the rate of such tax is 0%. The Minister of Finance is empowered to establish the applicable IOF tax rate. Under Law 8,894 of June 21, 1994, such IOF tax rate may be increased at any time to a maximum of 25%, but any such increase will only be applicable to transactions occurring after such increase becomes effective.

     Pursuant to the Brazilian Constitution (E.C. No. 21/99), the Contribuição Provisória sobre Movimentação Financeira (the “CPMF tax”) was levied at a rate of 0.38%, in the first twelve months after June 17, 1999, 0.30% from June 2000 until March 17, 2001, and back to 0.38% after that through the present on all fund transfers in connection with financial transactions in Brazil. Payments of dividends on the Preferred Class A Shares (and the Preferred Class A ADSs) are subject to the CPMF tax. However, only the Company is liable for the CPMF tax on its dividends, which are payable without reduction for this tax. There can be no assurance that the Brazilian government will not extend the payment of the CPMF tax beyond that time, or will convert it into a new permanent tax.

Resident in tax haven

     The general rules establish that any income or earnings received by a beneficiary resident in a tax haven is subject to income tax at the rate of 25%. A tax haven is a location where no income tax is imposed or where its maximum applicable rate is lower than 20%. Tax benefits granted through the provisions of Resolution No. 2,689/00 are not applicable to residents in a so-called tax haven country. In this case, such investors shall be taxed according to the same rules that are applicable to Brazilian residents. Dividends and capital gains are not affected by tax haven rules. However, the preferential tax treatment applicable to capital gains arising out of sales or exchanges of equity securities that settle through an official stock market and are otherwise effected in accordance with the provisions of Resolution No. 2,689/00 is not applicable if the investor is domiciled or resides in a tax haven.

Registered capital

     The amount of an investment in Preferred Class A Shares held by a non-Brazilian holder who qualifies and registers with the CVM under the provisions of Resolution No. 2,689/00 or in ADSs held by the Depositary representing such holder, as the case may be, is eligible for registration with the Central Bank; such registration (the amount so registered is referred to as “Registered Capital”) allows the remittance outside Brazil of foreign currency, converted at the Commercial Market Rate, acquired with the proceeds of distributions on, and amounts realized with respect to disposition of, such Preferred Class A Shares. The Registered Capital for Preferred Class A Shares purchased in the form of a Preferred Class A ADRs, or purchased in Brazil and deposited with the Depositary in exchange for a Preferred Class A ADS, will be equal to their purchase price (in U.S. dollars) paid by the purchaser. The Registered Capital for Preferred Class A Shares that are withdrawn upon surrender of Preferred Class A ADSs, will be the U.S. dollar equivalent of (1) the average price of the Preferred Class A Shares on the Brazilian stock exchange on which the greatest number of such Preferred Class A Shares was sold on the day of withdrawal, or (2) if no Preferred Class A Shares were sold on such day, the average price of Preferred Shares that were sold in the fifteen trading sessions immediately preceding such withdrawal. The U.S. dollar value of the Preferred Class A Shares is determined on the basis of the average Commercial Market rates quoted by the Central Bank on such date (or, if the average price of Preferred Class A Shares is determined under clause (2) of the preceding sentence, the average of such average quoted rates on the same fifteen dates used to determine the average price of the Preferred Class A Shares).

     A non-Brazilian holder of Preferred Class A Shares may experience delays in effecting the registration of Registered Capital which may delay remittances abroad. Such a delay may adversely affect the amount, in U.S. dollars, received by the non-Brazilian holder.

U.S. Federal Income Tax Considerations

     As used below, a “U.S. holder” is a beneficial owner of a Preferred Class A Share or Preferred Class A ADS that is, for U.S. federal income tax purposes, (1) an individual citizen or resident of the United States, (2) a partnership or corporation organized under the laws of the United States, any State thereof or the District of Columbia, (3) an estate the income of which is subject to U.S. federal income taxation regardless of its source, (4) a trust if such trust validly elects to be treated as a United States person for U.S. federal income tax purposes or if (a) a court within the United States is able to exercise primary supervision over its administration and (b) one or more United States persons have the authority to control all of the substantial decisions of such trust or (5) any other person or entity that is subject to U.S. federal income tax on a net income basis in respect of the Preferred Class A Shares or Preferred Class A ADSs (including a nonresident alien individual or foreign corporation whose income with respect to a Preferred Class A Share or Preferred Class A ADS is effectively connected with the conduct of a U.S. trade or business). As used below, a “Non-U.S. holder” is a beneficial owner of a Preferred Class A or Preferred Class A ADS that is not a U.S. holder.

     If a partnership (or any other entity treated as a partnership for U.S. federal income tax purposes) holds Preferred Class A Shares or Preferred Class A ADSs, the tax treatment of a partner in such partnership will generally depend on the status of the partner and the activities of the partnership. Such a partner should consult its tax advisor as to its tax consequences.

     In general, for U.S. federal income tax purposes, a holder of an ADR evidencing an ADS will be treated as the beneficial owner of the Preferred Class A Shares represented by the applicable ADS. The U.S. Treasury Department has expressed concern that depositaries for ADRs, or other intermediaries between the holders of shares of an issuer and the issuer, may be taking actions that are inconsistent with the claiming of U.S. foreign tax credits by U.S. holders of such receipts or shares. Accordingly, the analysis regarding the availability of a United States foreign tax credit for Brazilian taxes and sourcing rules described below could be affected by future actions that may be taken by the U.S. Treasury Department.

Taxation of dividends

     Subject to the discussion below under “Passive Foreign Investment Company Rules,” in general, a distribution made with respect to a Preferred Class A Share or Preferred Class A ADS (which for this purpose will include distributions of interest on equity) will, to the extent made from the current or accumulated earnings and profits of the Company, as determined under U.S. federal income tax principles, constitute a dividend to a U.S. holder for U.S. federal income tax purposes. Subject to the discussion below under “Passive Foreign Investment Company Rules,” with respect to dividends received in taxable years after December 31, 2002 with respect to Preferred Class A Shares that are represented by Preferred Class A ADSs, individuals who are U.S. holders will be taxed on such distributions at the lower rates applicable to long-term capital gains. Subject to the discussion below under “Passive Foreign Investment Rules,” if a distribution exceeds the amount of the Company’s current and accumulated earnings and profits, it will be treated as a non-taxable return of capital to the extent of the U.S. holder’s tax basis in the Preferred Class A Share or Preferred Class A ADS on which it is paid and thereafter as capital gain. The Company does not maintain calculations of its earnings and profits under U.S. federal income tax principles. As discussed below, the term “dividend” means a distribution that constitutes a dividend for U.S. federal income tax purposes.

     The gross amount of any dividend paid (which will include any amounts withheld in respect of Brazilian taxes) with respect to a Preferred Class A Share or Preferred Class A ADS will be subject to U.S. federal income taxation as foreign source dividend income, which may be relevant in calculating a U.S. holder’s foreign tax credit limitation, and will not be eligible for the dividends received deduction generally allowed to U.S. corporations. A dividend paid in Brazilian currency will be includible in the income of a U.S. holder at its value in U.S. dollars calculated by reference to the prevailing spot market exchange rate in effect on the day it is received by the U.S. holder or, in the case of a dividend received in respect of Preferred Class A ADSs, on the date the dividend is received by the Depositary, whether or not the dividend is converted into U.S. dollars. Any gain or loss realized on a subsequent conversion or other disposition of the Brazilian currency will be treated as U.S. source ordinary income or loss. In the case of a U.S. holder that is not a United States person, the currency gain or loss will be U.S. source income only if the currency is held by a qualified business unit of the U.S. holder in the United States.

     Subject to generally applicable limitations under U.S. federal income tax law, the Brazilian withholding tax will be treated as a foreign income tax eligible for credit against a U.S. holder’s U.S. federal income tax liability. For purposes of the computation of the foreign tax credit limitation separately for specific categories of income, any dividends generally will constitute foreign source “passive income” or, in the case of certain holders, “financial services income.” Alternatively, a U.S. holder may elect not to claim a credit for any of its foreign taxes and deduct all of those taxes in computing taxable income.

     Subject to the discussion below under “Information Reporting and Backup Withholding,” a Non-U.S. Holder of Preferred Class A Shares or Preferred Class A ADSs generally will not be subject to U.S. federal income or withholding tax on dividends received on such shares or ADSs, unless such income is effectively connected with the conduct by such Non-U.S. Holder of a trade or business in the United States.

Sale or exchange of shares or ADSs

     A deposit or withdrawal of Preferred Class A Shares by a holder in exchange for a Preferred Class A ADS that represents such shares will not result in the realization of gain or loss for U.S. federal income tax purposes. A U.S. holder generally will recognize capital gain or loss upon a sale or other exchange of a Preferred Class A Share or Preferred Class A ADS held by the U.S. holder or the Depositary in an amount equal to the difference between the U.S. holder’s adjusted basis in the Preferred Class A Share or Preferred Class A ADS (determined in U.S. dollars) and the U.S. dollar amount realized on the sale or other exchange. If a Brazilian tax is withheld on the sale or exchange of a share, the amount realized by a U.S. holder will include the gross amount of the proceeds of that sale or exchange before deduction of the Brazilian tax. In the case of a non-corporate U.S. holder, the maximum marginal U.S. federal income tax rate applicable to capital gain will be lower than the maximum marginal U.S. federal income tax rate applicable to ordinary income (other than, in the case of taxable years beginning after December 31, 2002, certain dividends) if such holder’s holding period for such Preferred Class A Share or Preferred Class A ADS exceeds one year. Capital gain or loss, if any, realized by a U.S. holder on the sale or exchange of a Preferred Class A Share or Preferred Class A ADS generally will be treated as U.S. source income for U.S. foreign tax credit purposes. Consequently, in the case of a disposition of a Preferred Class A Share that is subject to Brazilian tax imposed on the gain (or, in the case of a deposit, in exchange for a Preferred Class A ADS or a Preferred Class A Share that is not registered under the Annex IV regulations, on which a Brazilian capital gains tax is imposed) (See “– Brazilian Tax Considerations – Taxation of Gains”), the U.S. holder may not be able to use the foreign tax credit for that Brazilian tax unless it can apply the credit against U.S. tax payable on other income from foreign sources in the appropriate income category, or alternatively, it may take a deduction for the Brazilian tax if it elects to deduct all of its foreign income taxes. In general, any loss will be sourced to the taxpayer’s residence (as specially defined in Section 865(g) of the Code), subject to certain exceptions that can treat a loss recognized by a U.S. resident in whole or in part as a foreign source loss. The deductibility of capital losses is subject to limitations. The initial tax basis of Preferred Class A Shares or Preferred Class A ADSs to a U.S. holder will be the U.S. dollar value of the real denominated purchase price determined on the date of purchase. If the Preferred Class A Shares or Preferred Class A ADSs are treated as traded on an “established securities market,” a cash basis U.S. holder, or, if it elects, an accrual basis U.S. holder, will determine the dollar value of the cost of such Preferred Class A Shares or

Preferred Class A ADSs by translating the amount paid at the spot rate of exchange on the settlement date of the purchase. The conversion of U.S. dollars to reais and the immediate use of that currency to purchase Preferred Class A Shares or Preferred Class A ADSs generally will not result in taxable gain or loss for a U.S. holder.

     With respect to the sale or exchange of Preferred Class A Shares or Preferred Class A ADSs, the amount realized generally will be the U.S. dollar value of the payment received determined on (1) the date of receipt of payment in the case of a cash basis U.S. holder and (2) the date of disposition in the case of an accrual basis U.S. holder. If the Preferred Class A Shares or Preferred Class A ADSs are treated as traded on an “established securities market,” a cash basis taxpayer, or, if it elects, an accrual basis taxpayer, will determine the U.S. dollar value of the amount realized by translating the amount received at the spot rate of exchange on the settlement date of the sale.

     Subject to the discussion below under “Information Reporting and Backup Withholding,” a Non-U.S. holder of Preferred Class A Shares or Preferred Class A ADSs generally will not be subject to U.S. federal income or withholding tax on any gain realized on the sale or exchange of such shares or ADSs unless (1) such gain is effectively connected with the conduct by such Non-U.S. holder of a trade or business in the United States or (2) in the case of any gain realized by an individual Non-U.S. holder, such holder is present in the United States for 183 days or more in the taxable year of such sale or exchange and certain other conditions are met.

Passive foreign investment company rules

     Based upon the nature of its current and projected income, assets and activities, the Company does not expect the Preferred Class A Shares or Preferred Class A ADSs to be considered shares of a passive foreign investment company (“PFIC”) for U.S. federal income tax purposes for the 2002 taxable year. In general, a foreign corporation is a PFIC if, after applying certain look-through rules, at least 75% of its gross income for the taxable year (or, in general, a preceding taxable year in which the taxpayer owned stock in the corporation) is passive income or if at least 50% of the average value of its gross assets for the taxable year (or, in general, a preceding year in which the taxpayer owned stock in the corporation) produce passive income or are held for the production of passive income. In general, passive income for this purpose includes dividends, interest, rents, royalties, and gains from commodities and securities transactions. The determination of whether the Preferred Class A Shares or Preferred Class A ADSs constitute shares of a PFIC is a factual determination made annually, and therefore the Company’s failure to constitute a PFIC at one time is subject to change. The Company’s status in future years will depend on its assets and activities in those years. The Company has no reason to believe that its assets or activities will change in a manner that would cause it to be classified as a PFIC, but there can be no assurance that the Company will not be considered a PFIC for any taxable year. Subject to certain exceptions, once a U.S. holder’s Preferred Class A Shares or Preferred Class A ADSs are treated as shares of a PFIC, they remain shares in a PFIC.

     If the Company is treated as a PFIC, contrary to the discussion in “Taxation of Dividends” and “Sale or Exchange of Shares or ADSs” above, a U.S. holder of Preferred Class A Shares or Preferred Class A ADSs generally would be subject to imputed interest charges and other disadvantageous tax treatment (including, with respect to dividends received in taxable years after December 31, 2002 with respect to Preferred Class A Shares that are represented by Preferred Class A ADSs, the denial of the taxation of such dividends at the lower rates applicable to long-term capital gains, as discussed above under “Taxation of Dividends”) with respect to any gain from the sale or exchange of, and certain distributions with respect to, the Preferred Class A Shares or Preferred Class A ADSs.

     If the Company is treated as a PFIC, a U.S. holder of Preferred Class A Shares or Preferred Class A ADSs could make a variety of elections that may alleviate the tax consequences referred to above, and one of these elections may be made retroactively. However, it is expected that the conditions necessary for making certain of such elections will not apply in the case of the Preferred Class A Shares or Preferred Class A ADSs. U.S. holders should consult their own tax advisors regarding the tax consequences that would arise if the Company is treated as a PFIC.

Information reporting and backup withholding

     United States backup withholding tax and information reporting requirements generally apply to certain payments to certain noncorporate holders of stock. Information reporting generally will apply to payments of dividends on, and to proceeds from the sale or redemption of, Preferred Class A Shares or Preferred Class A ADSs made within the United States to a holder of Preferred Class A Shares or Preferred Class A ADSs, other than an exempt recipient, including a corporation, a payee that is not a United States person that provides an appropriate certification and certain other persons. A payor will be required to withhold backup withholding tax from any payments of dividends on, or the proceeds from the sale or redemption of, Preferred Class A Shares or Preferred Class A ADSs within the United States to a holder, other than an exempt recipient, if such holder fails to furnish its correct taxpayer identification number or otherwise fails to comply with, or establish an exemption from, such backup withholding tax requirements. The backup withholding tax rate was 30% for the year 2002 and is 28% for years 2003 through 2010.

     In the case of such payments made within the United States to a foreign simple trust, a foreign grantor trust or a foreign partnership, other than payments to a foreign simple trust, a foreign grantor trust or a foreign partnership that qualifies as a “withholding foreign trust” or a “withholding foreign partnership” within the meaning of certain U.S. Treasury Regulations and payments to a foreign simple trust, a foreign grantor trust or a foreign partnership that are effectively connected with the conduct of a trade or business in the United States, the beneficiaries of the foreign simple trust, the persons treated as the owners of the foreign grantor trust or the partners of the foreign partnership, as the case may be, will be required to provide the certification discussed above in order to establish an exemption from backup withholding tax and information reporting requirements. Moreover, a payor may rely on a certification provided by a payee that is not a United States person only if such payor does not have actual knowledge or a reason to know that any information or certification stated in such certificate is incorrect.

The above description is not intended to constitute a complete analysis of all tax consequences relating to acquisition, ownership and disposition of Preferred Class A Shares or Preferred Class A ADSs. Prospective purchasers should consult their tax advisors concerning the tax consequences of their particular situations.

Documents on Display

     Statements contained in this annual report regarding the contents of any contract or other document are not necessarily complete, and where the contract or other document is an exhibit to this annual report, each of these statements is qualified in all respects by the provisions of the actual contract or other documents.

     The Company is subject to the information requirements of the Exchange Act, applicable to a foreign private issuer, and accordingly, the Company files or furnishes reports, information statements and other information with the Commission. These reports and other information may be inspected and copied at the public reference room maintained by the Commission at 450 Fifth Street, N.W., Room 1024, Washington, D.C. 20549. Copies of this material also may be obtained by mail from the Public Reference Section of the Commission, 450 Fifth Street, N.W., Washington, D.C. 20549, at prescribed rates. Please call the SEC at 1-800-SEC-0330 for further information on the public reference room. Electronic filings made through the Electronic Data Gathering, Analysis and Retrieval System (EDGAR) are also publicly available through the Commission’s web site on the Internet at http:\\www.sec.gov. These reports and other information also may be inspected and copied at the offices of The New York Stock Exchange, 20 Broad Street, New York, New York 10005.

     As a foreign private issuer, the Company is exempt from the proxy requirements of Section 14 of the Exchange Act and from the reporting and “short swing” profit recovery provisions of Section 16 of the Exchange Act, although the rules of the New York Stock Exchange may require the Company to solicit proxies from its shareholders under some circumstances.

     The Company also files financial statements and other periodic reports with the CVM.

     Copies of the Company’s annual reports on Form 20-F and documents referred to in this annual report and the Company’s bylaws are also available for inspection upon request at the Company’s headquarters at: Av. Nações Unidas, 4777, São Paulo, SP - CEP 05477-000 Brazil.

ITEM 11. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

     Braskem is exposed to a number of market risks arising from its normal business activities. Such market risks principally involve the possibility that changes in commodity prices, currency exchange rates or interest rates will adversely affect the value of its financial assets and liabilities or future cash flows and earnings. Market risk is the potential loss arising from adverse changes in market rate and prices. Braskem enters into derivatives and other financial instruments for purposes other than trading, in order to manage and reduce the impact of fluctuations in foreign currency exchange rates and interest rates. Braskem has established policies and procedures for risk assessment and the approval, reporting and monitoring of derivative financial activities.

     Braskem developed a risk management policy as from December 31, 2001 with the following objectives: maintain coverage of principal and interest settlements (consolidated) maturing within 12 months for, at least (i) 60% of Braskem’s total U.S.-dollar indebtedness that is related to exports (trade finance), excluding Advances on Currency Contracts (ACCs) with a remaining maturity of up to 6 months and Advances on Export Contracts (ACEs) and (ii) 75% of the total debt in U.S. dollars unrelated to exports (non-trade finance). Compliance with this policy varies based upon applicable market conditions, credit availability and cash balances.

     To further mitigate its exposure to exchange rate risk, the Company tries, when possible, to borrow for its working capital needs using trade finance loans, which funding is generally available at a lower cost because it is linked to the Company’s U.S. dollar exports. The Company cannot assure, however, that, in the future, U.S. dollar revenues that it generates from exports will be in an amount sufficient to cover its U.S. dollar trade finance liabilities.

     On December 31, 2002, the Company had swap contracts for foreign currency and interest, with a total notional amount of approximately U.S.$155.8 million. These instruments are intended to reduce the impacts of an eventual devaluation of the real and an increase in international interest rates on U.S. dollar liabilities. In addition, Braskem has U.S. dollar denominated cash equivalents and time deposits, which partially offset the effects of devaluation related to the U.S. dollar debt to the extent of the dollar denominated cash and cash equivalents.

     The Company’s derivative instruments do not qualify for deferral, hedge, accrual or settlement accounting and are marked-to-market value, with the resulting gains and losses reflected in the statement of operations within financial income and expenses, respectively. See Note 16 to the Consolidated Financial Statements for a discussion of the Company’s accounting policies and information on derivative financial instruments.

Interest Rate Risk

     The Company’s variable interest rate exposure is primarily subject to the variations of (1) LIBOR for U.S. dollar-denominated borrowings and (2) long-term interest rates (the “TJLP,” which includes an inflation factor and is determined quarterly by the Central Bank), short-term variable domestic interbank interest rates (“CDI”) and the IGP-M for reais-denominated borrowings. The improvement of economic conditions in Brazil during 2002 due to political uncertainty surrounding Brazil’s presidential elections resulted in a gradual increase of the interest rates in the fourth quarter, with (1) the short-term domestic CDI rate ranging from 19.05% per annum in January 2002 to 24.09% per annum in December 2002 (average of 19.1% per annum), (2) the TJLP at 10% per annum in January 2002 before decreasing in April through June 2002 and then returning to 10% per annum through December 2002 (averaging 9.88% per annum in 2002) and (3) the IGP-M at approximately 25.3% in 2002.

     The table below provides information about the Company’s significant interest-rate sensitive instruments:

	Interest Rate Sensitivity – Principal (Notional) Amount by Expected Maturity –
	Average Interest Rate
	(in millions of U.S. dollars)

	As of December 31, 2002

	Expected Maturity Date

								Fair
	2003	2004	2005	2006	2007	Thereafter	Total	Value

LIABILITIES:
Short-term debt
Fixed rate, denominated in U.S. dollars	96.8	—	—	—	—	—	96.8	96.8

	Interest Rate Sensitivity – Principal (Notional) Amount by Expected Maturity –
	Average Interest Rate
	(in millions of U.S. dollars)

	As of December 31, 2002

	Expected Maturity Date

								Fair
	2003	2004	2005	2006	2007	Thereafter	Total	Value

Average interest rate	9%	—	—	—	—	—	9%	—
Fixed rate, denominated in Brazilian reais	29.2	—	—	—	—	—	29.2	29.2
Average interest rate	27.5%	—	—	—	—	—	27.5%	—
Variable rate, denominated in Brazilian reais	169.9	—	—	—	—	—	169.9	169.9
Average interest rate (of CDI)	106.8%	—	—	—	—	—	106.8%	—
Variable rate, denominated in Brazilian reais	7.2	—	—	—	—	—	7.2	7.2
Average interest rate (over TJLP)	4.9%	—	—	—	—	—	4.9%	—

Total Short-term debt	303.0	—	—	—	—	—	303.0	303.0

Long-term debt, including current portion:
Fixed rate, denominated in U.S. dollars	220.6	150.5	5.2	5.2	400.4	0.3	782.2	782.2
Average interest rate	6.8%	11.4%	0.5%	0.5%	10%	6.9%	9.3%	—
Variable rate, denominated in U.S. dollars	150.0	176.8	137.0	68.1	3.7	—	535.6	535.6
Average interest rate (over LIBOR 6M)	5.9%	5.9%	6.1%	6.5%	4.9%	—	6%	—
Variable rate, denominated in Brazilian reais	22.3	16.5	11.3	57.7	0.9	—	108.7	108.7
Average interest rate (over TJLP)	3.9%	3.9%	3.8%	3.9%	3.5%	—	3.9%	—
Variable rate, denominated in Brazilian reais	15.4	15.1	4.4	—	—	—	34.9	34.9
Average interest rate (over IGP-M)	5.3%	4.5%	4.5%	—	—	—	4.8%	—
Other variable rate, denominated in Brazilian reais	4.7	4.6	0.6	0.3	0.2	—	10.4	10.4

Total Long-term debt, including current portion (excluding debentures)	413.0	363.5	158.5	131.3	405.2	0.3	1,471.8	1,471.8

Debentures, including current portion
Variable rate, denominated in Brazilian reais	2.5	60.9	—	—	—	—	63.4	63.4
Average interest rate (over IGP-M)	5.3%	13.3%	—	—	—	—	12.9%	—
Variable rate, denominated in Brazilian reais	6.6	93.8	—	—	—	—	100.4	100.4
Average interest rate (of CDI)	118.3%	118.3%	—	—	—	—	118.3%	—
Variable rate, denominated in Brazilian reais	—	—	—	—	182.1	—	182.1	182.1
Average interest rate (over TJLP)	—	—	—	—	5%	—	5%	—

Total Debentures, including current portion	9.1	154.7	—	—	182.1	—	345.9	345.9

ASSETS:
Short-term and Long-term investments
Fixed rate, denominated in U.S. dollars	136.3	28.8	—	—	—	—	165.1	165.1
Average interest rate	8.8%	1.5%	—	—	—	—	7.6%	—
Variable rate, denominated in Brazilian reais	1.7	—	—	—	—	—	1.7	1.7
Average interest rate (of CDI)	99%	—	—	—	—	—	99%	—

Total Short-term and Long-term investments	138.0	28.8	—	—	—	—	166.8	166.8

Foreign Currency Exchange Rate Risk

     Braskem uses the Brazilian real as its functional currency. Its liabilities that are exposed to foreign currency exchange rate risk are denominated in U.S. dollars. To partially offset its risk of devaluation of the Brazilian currency against the dollar, Braskem maintains several derivative contracts. Because the Company borrows in the international markets to support its operations and investments, it is exposed to market risks from changes in foreign exchange and interest rates. Export sales, which generate receivables payable in U.S. dollars, do not cover all of the Company’s U.S. dollar liabilities.

     From March 1995 through January 1999, the real gradually devalued against the U.S. dollar. In January 1999, the Central Bank abolished the band system and allowed the real/U.S. dollar exchange rate to float freely. Since then, the real/U.S. dollar exchange rate has been established mainly by the interbank market and has fluctuated considerably. From December 31, 1998 through April 30, 2003, the U.S. dollar appreciated by approximately 139.1% against the real. The Central Bank has only intervened occasionally to control unstable movements in the foreign exchange rate. The Company cannot predict, however, whether the Central Bank will continue to let the real float freely, or if in the future, the real will remain at its present level or devalue further.

     The table below provides information about the Company’s significant foreign currency exposure:

	Foreign Currency Exchange Rate Sensitivity – Principal (Notional) Amount by
	Expected Maturity
	(in millions of U.S. dollars)

	As of December 31, 2002

	Expected Maturity Date

								Fair
	2003	2004	2005	2006	2007	Thereafter	Total	Value

LIABILITIES:
Short-term debt
Denominated in U.S. dollars	96.8	—	—	—	—	—	96.8	96.8
Denominated in Brazilian reais	206.2	—	—	—	—	—	206.2	206.2

Total Short-term debt	303.0	—	—	—	—	—	303.0	303.0

Long-term debt, including current portion (excluding Debentures):
Denominated in U.S. dollars	370.6	327.3	142.2	73.3	404.1	0.3	1,317.8	1,317.8
Denominated in Brazilian reais	42.4	36.2	16.3	58.0	1.1	—	154.0	154.0

Total Long-term debt, including current portion (excluding Debentures)	413.0	363.5	158.5	131.3	405.2	0.3	1,471.8	1,471.8

Debentures, including current portion Denominated in Brazilian reais	9.1	154.7	—	—	182.1	—	345.9	345.9

Total Debentures, including current portion	9.1	154.7	—	—	182.1	—	345.9	345.9

ASSETS:
Short-term and Long-term investments
Denominated in U.S. dollars	136.3	28.8	—	—	—	—	165.1	165.1
Denominated in Brazilian reais	1.7	—	—	—	—	—	1.7	1.7

Total Short-term and Long-term investments	138.0	28.8	—	—	—	—	166.8	166.8

\

The table below provides information about the Company’s derivative instruments:

	As of December 31, 2002

	Expected Maturity Date

								Fair
	2003	2004	2005	2006	2007	Thereafter	Total	Value

Cross currency and interest rate swaps contracts
(notional amounts)
U.S. dollars to reais	20.3	—	—	—	—	—	20.3	—
Average receiving rate in U.S. dollar	3.4%	—	—	—	—	—	3.4%	—
Average paying rate in reais (% of CDI)	103.8%	—	—	—	—	—	103.8%	—
Interest rate swaps contracts
Variable to fixed (U.S.$)	121.2	14.3	—	—	—	—	135.5	(1.5)
Average receiving rate (LIBOR 6M)	LIBOR+0%	LIBOR+0%	—	—	—	—	LIBOR+0%	—
Average paying rate (U.S.$)	4.82%	4.87%	—	—	—	—	4.83%	—
Foreign currency option
Purchased U.S.$ put options	47.4	—	—	—	—	—	47.4	0.4
Average strike prices (R$ to U.S.$1.00)	3.5	—	—	—	—	—	3.5	—
Sold U.S.$ put options	75.6	—	—	—	—	—	75.6	(0.3)
Average strike prices (R$ to U.S.$1.00)	3.3	—	—	—	—	—	3.3	—
Purchased U.S.$ call options	28.2	—	—	—	—	—	28.2	0.2
Average strike prices (R$ to U.S.$1.00)	3.9	—	—	—	—	—	3.9	—
Sold U.S.$ call options	31.2	—	—	—	—	—	31.2	(4.7)
Average strike prices (R$ to U.S.$1.00)	3.5	—	—	—	—	—	3.5	—

     The Company’s foreign currency exposure gives rise to market risks associated with exchange rate movements against the U.S. dollar. Foreign currency-denominated liabilities at December 31, 2002 consisted of debt denominated in U.S. dollars. The Company’s foreign currency exposure (short-term debt and long-term debt, including the current portion) was U.S.$1,414.6 million at December 31, 2002 compared to U.S.$1,583.9 million at December 31, 2001. This foreign currency exposure is represented by debt in the form of notes, pre-export finance facilities and working capital loans. The Company’s derivative instruments partially protect exposure arising from the U.S. dollar-denominated debt.

Commodity Prices

     Although the majority of the Company’s revenues are in reais, the Company does not currently hedge its exposure to changes in the prices of naphtha, its principal raw material (which are linked to ARA quotations and the U.S. dollar-real exchange rate), in part because a portion of its sales in 2002 were exports payable in foreign currencies and the prices of its polyethylene, polypropylene and PVC products generally reflect changes in the international market prices of these products. In periods of high volatility in the U.S. dollar-real exchange rate, there is usually a lag between the time that the U.S. dollar appreciates and the time that the Company can effectively pass on such increased cost in reais to its customers in Brazil. Accordingly, if the real depreciates precipitously against the U.S. dollar in the future, the Company may not immediately be able to pass on all of the corresponding increases in its naphtha costs to its customers in Brazil, which could materially adversely affect its results of operations and financial condition. See “Item 3. Key Information—Risk Factors-Risks Relating to the Company—The Company may be adversely affected by high naphtha costs.”

     The discussion regarding Braskem’s risk management activities includes “forward looking statements” that involve risks and uncertainties. Actual results could differ materially from those projected due to actual developments in the global financial markets. The methods used by Braskem to analyze risks discussed above should not be considered projections of future events or losses. See “Cautionary Statement with Respect to Forward-Looking Statements.” Braskem also faces risks that are either nonfinancial or nonquantifiable. Such risks principally include country risk and legal risk, and are not represented in the above analyses.

ITEM 12.     DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

     Not applicable.

PART II

ITEM 13.     DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

     Not applicable.

ITEM 14.     MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

     During September 2002, the Company modified its bylaws in order to include a tag-along right for all of the Company’s shareholders, including its non-voting preferred shareholders. The Company’s bylaws provide that if the controlling shareholder(s) sell(s), assign(s), or otherwise transfer(s) control of the Company at any time, the acquiring party(ies) must agree in writing to make a public tender offer for the remaining shares of the Company at the same price per share paid to the controlling shareholder(s). The public tender offer must be conducted within 30 days of the closing of the sale, assignment or transfer to the acquiring party(ies) of the shares owned by the controlling shareholder(s).

     The acquiring party(ies) may disregard the tag-along rights of Braskem’s minority shareholders only if the transfer of control of the Company occurs as the result of a court ruling or of a final decision by a Brazilian regulatory authority, including, without limitation, CADE, that requires the controlling shareholder(s) of the Company to sell, transfer or exchange all or part of their shares in the Company.

ITEM 15.      CONTROLS AND PROCEDURES

     The Company has established disclosure controls and procedures to ensure that material information relating to the Company, including its consolidated subsidiaries, is made known to the officers who certify the Company’s financial reports and to other members of the Company’s senior management and the Board of Directors.

     Within the 90 days prior to the date of filing this Annual Report on Form 20-F, the Company, under the supervision and with the participation of its management, including its Chief Executive Officer and its Chief Financial Officer, evaluated the effectiveness of the design and operation of the Company’s “disclosure controls and procedures” (as defined in Rules 13a-14(c) and 15d-14(c) under the Exchange Act). Based upon this evaluation, the Chief Executive Officer and the Chief Financial Officer concluded that the Company’s disclosure controls and procedures are effective to ensure that the information required to be disclosed by the Company (including its consolidated subsidiaries) in reports that it files or submits under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the Commission’s rules and forms. The Company has investments in certain unconsolidated entities. As the Company does not control or manage these entities, its disclosure controls and procedures with respect to such entities are necessarily substantially more limited than those it maintains with respect to its consolidated subsidiaries.

     In designing and evaluating the Company’s disclosure controls and procedures, the Company’s management, including its Chief Executive Officer and its Chief Financial Officer, recognized that any controls and procedures, no matter how well designed and operated, can provide only reasonable assurance of achieving the desired control objectives, and the Company’s management necessarily was required to apply its judgment in evaluating the cost-benefit relationship of possible controls and procedures. Because of the inherent limitations in all control systems, no evaluation of controls can provide absolute assurance that all control issues and instances of fraud, if any, within the Company have been detected.

     There have been no significant changes in the Company’s internal controls or in other factors that could significantly affect internal controls subsequent to the date of their most recent evaluation, nor were any corrective actions required with regard to significant deficiencies and material weaknesses in the Company’s internal controls.

ITEM 16A.    AUDIT COMMITTEE FINANCIAL EXPERT

     The Company notes that pursuant to Exchange Act Release No. 34-47235, the Company is not required to comply with Item 16A of Form 20-F until the Company files its annual report for the fiscal year ending on or after July 15, 2003. The Company is currently evaluating its compliance with the requirements of Item 16A and expects that it will be able to make the disclosures required by Item 16A not later than the date on which the Company files its annual report for the fiscal year ending on or after July 15, 2003.

ITEM 16B.    CODE OF ETHICS

     The Company has adopted a code of ethics that applies to members of its Board of Directors, Fiscal Council and Board of Executive Officers, as well as to its other employees, and is posted on the Company’s website at http://www.braskem.com.br. None of the information on the Company’s website is incorporated into or otherwise made part of this annual report on Form 20-F.

PART III

ITEM 17.     FINANCIAL STATEMENTS

     The Company has responded to Item 18 in lieu of responding to this item.

ITEM 18.     FINANCIAL STATEMENTS

     Reference is made to Item 19 for a list of all financial statements filed as part of this Registration Statement.

ITEM 19.     EXHIBITS

(a) Financial Statements

Financial Statements of Braskem S.A.

(b) List of Exhibits

1.01	Bylaws, as amended on April 29, 2003.

2.01	Deposit Agreement, dated as of November 24, 1998, among the Company, Citibank, N.A. and all holders and beneficial owners of ADSs evidenced by ADRs issued thereunder.

2.02	The total amount of long-term debt securities of the Company and its subsidiaries under any one instrument does not exceed 10% of the total assets of the Company and its subsidiaries on a consolidated basis. The Company agrees to furnish copies of any or all such instruments to the Commission upon request.

3.01	Shareholders Agreement, dated as of July 27, 2001, between Odebrecht Química and Petroquímica da Bahia S.A. (English translation)

3.02	First Amendment to Shareholders Agreement, dated as of July 29, 2002, between Odebrecht Química and Petroquímica da Bahia S.A. (English translation)

3.03	Memorandum of Understanding Regarding Shareholders Agreement, dated as of July 3, 2001, among Odebrecht Química S.A., Petroquímica da Bahia S.A. and Petrobras Química S.A. (English translation)

3.04	First Amendment to Memorandum of Understanding Regarding Shareholders Agreement, dated July 26, 2002, among Odebrecht S.A and Petrobras Química S.A., acknowledged by Petroquímica da Bahia S.A., Nordeste Química S.A. and the Company. (English translation)

3.05	Memorandum of Understandings Regarding Shareholders Agreement, dated July 20, 2001, among Odebrecht Química S.A., Petroquímica da Bahia S.A., Petros—Fundação Petrobras de Seguridade Social and Previ—Caixa de Previdência dos Funcionários do Banco do Brasil. (English translation)

4.01	Naphtha and Gas Oil Purchase and Sale Contract, dated as of June 22, 1978, between Petróleo Brasileiro S.A. and the Company (incorporated by reference to Exhibit 3.04 to Form 20-FR of Copene Petroquímica do Nordeste S.A. filed on September 30, 1998).

4.02	First Amendment to Naphtha and Gas Oil Purchase and Sale Contract, dated as of February 8, 1993, to Naphtha and Gas Oil Purchase and Sale Contract between Petróleo Brasileiro S.A. and the Company (incorporated by reference to Exhibit 3.05 to Form 20-FR of Copene Petroquímica do Nordeste S.A. filed on September 30, 1998).

4.03	Second Amendment to Naphtha and Gas Oil Purchase and Sale Contract, dated as of February 24, 2003, between Petróleo Brasileiro S.A. and the Company. (English translation)

4.04	Protocol and Justification of the Operation of Incorporation of OPP Produtos Petroquímicos S.A. by the Company, dated July 26, 2002. (English translation)

4.05	Protocol and Justification of the Operation of Incorporation of 52114 Participações S.A. by the Company, dated July 26, 2002. (English translation)

4.06	Protocol and Justification of the Operation of Incorporation of Nitrocarbono S.A. by the Company, dated March 10, 2003. (English translation)

6.01	Statement regarding computation of earnings per share.

8.01	List of subsidiaries.

10.01	Certification of Principal Executive Officer, dated June 30, 2003 pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.[1]

10.02	Certification of Principal Financial Officer, dated June 30, 2003 pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.[1]

[1]	A signed original of this written statement required by Section 906 of the Sarbanes-Oxley Act of 2002 has been provided by Braskem S.A. and will be retained by Braskem S.A. and furnished to the Securities and Exchange Commission or its staff upon request.

SIGNATURES

     The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report to be signed on its behalf.

Date: June 30, 2003

BRASKEM S.A.

/s/José Carlos Grubisich Filho

José Carlos Grubisich Filho
Chief Executive Officer

SECTION 302 CERTIFICATIONS OF CHIEF EXECUTIVE OFFICER

I, José Carlos Grubisich Filho, Chief Executive Officer of Braskem, certify that:

1.	I have reviewed this annual report on Form 20-F of Braskem S.A.;

2.	Based on my knowledge, this annual report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this annual report;

3.	Based on my knowledge, the financial statements, and other financial information included in this annual report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this annual report;

4.	The registrant’s other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-14 and 15d-14) for the registrant and have:

a.	designed such disclosure controls and procedures to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this annual report is being prepared;

b.	evaluated the effectiveness of the registrant’s disclosure controls and procedures as of a date within 90 days prior to the filing date of this annual report (the “Evaluation Date”); and

c.	presented in this annual report our conclusions about the effectiveness of the disclosure controls and procedures based on our evaluation as of the Evaluation Date;

5.	The registrant’s other certifying officers and I have disclosed, based on our most recent evaluation, to the registrant’s auditors and the audit committee of registrant’s board of directors (or persons performing the equivalent function):

a.	all significant deficiencies in the design or operation of internal controls which could adversely affect the registrant’s ability to record, process, summarize and report financial data and have identified for the registrant’s auditors any material weaknesses in internal controls; and

b.	any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant’s internal controls; and

6.	The registrant’s other certifying officers and I have indicated in this annual report whether or not there were significant changes in internal controls or in other factors that could significantly affect internal controls subsequent to the date of our most recent evaluation, including any corrective actions with regard to significant deficiencies and material weaknesses.

Date: June 30, 2003

/s/José Carlos Grubisich Filho

José Carlos Grubisich Filho
Chief Executive Officer

SECTION 302 CERTIFICATIONS OF CHIEF FINANCIAL OFFICER

I, Paul Elie Altit, Chief Financial Officer of Braskem S.A., certify that:

1.	I have reviewed this annual report on Form 20-F of Braskem S.A.;

2.	Based on my knowledge, this annual report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this annual report;

3.	Based on my knowledge, the financial statements, and other financial information included in this annual report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this annual report;

4.	The registrant’s other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-14 and 15d-14) for the registrant and have:

a.	designed such disclosure controls and procedures to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this annual report is being prepared;

b.	evaluated the effectiveness of the registrant’s disclosure controls and procedures as of a date within 90 days prior to the filing date of this annual report (the “Evaluation Date”); and

c.	presented in this annual report our conclusions about the effectiveness of the disclosure controls and procedures based on our evaluation as of the Evaluation Date;

5.	The registrant’s other certifying officers and I have disclosed, based on our most recent evaluation, to the registrant’s auditors and the audit committee of registrant’s board of directors (or persons performing the equivalent function):

a.	all significant deficiencies in the design or operation of internal controls which could adversely affect the registrant’s ability to record, process, summarize and report financial data and have identified for the registrant’s auditors any material weaknesses in internal controls; and

b.	any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant’s internal controls; and

6.	The registrant’s other certifying officers and I have indicated in this annual report whether or not there were significant changes in internal controls or in other factors that could significantly affect internal controls subsequent to the date of our most recent evaluation, including any corrective actions with regard to significant deficiencies and material weaknesses.

Date: June 30, 2003

/s/Paul Elie Altit

Paul Elie Altit
Chief Financial Officer

Braskem S.A. Consolidated financial statements for the years ended December 31, 2002, 2001 and 2000 and Report of Independent Accountants

Report of Independent Accountants

To the Board of Directors and Shareholders Braskem S.A.

1	We have audited the accompanying consolidated balance sheet of Braskem S.A. and its subsidiaries as of December 31, 2002 and the related consolidated statements of operations, of changes in shareholders’ equity and of cash flows for the year then ended. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

2	We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

3	In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Braskem S.A. and its subsidiaries at December 31, 2002 and the results of their operations and their cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

4	We previously audited and reported on the consolidated balance sheet of OPP Produtos Petroquímicos S.A. and subsidiaries as of December 31, 2001 and the related consolidated statements of operations and of cash flows for the period from July 25 to December 31, 2001, prior to their restatement for the 2002 merger with Braskem S.A., which was accounted for in a manner similar to a pooling of interests. The contribution of OPP Produtos Petroquímicos S.A. and subsidiaries to net sales and loss represented 26 percent and 74 percent of the respective restated totals. Separate financial statements of the other companies included in the 2001 restated consolidated balance sheet and statements of operations and of cash flows were audited and reported on separately by other auditors. We also audited the combination of the accompanying consolidated balance sheet and statements of operations and of cash flows for the year ended December 31, 2001, after restatement for the merger of OPP Produtos Petroquímicos S.A. with Braskem S.A.; in our opinion, such consolidated statements have been properly combined on the basis described in Note 20(a) of the notes to consolidated financial statements.

5	As discussed in Note 2(s) to the consolidated financial statements, the Company discontinued the amortization of goodwill in 2002, in connection with the implementation of Statement of Financial Accounting Standards No. 142, “Goodwill and Other Intangible Assets.”

6	As described in Note 5 to the consolidated financial statements, the indirect subsidiary OPP Química S.A., based on the decision of the Brazilian Supreme Court, recorded an excise tax gain of US$284,509,000 in results for the year ended December 31, 2002.

7	As described in Notes 11(e) and 13(b) to the consolidated financial statements, the Company and certain subsidiaries are involved in significant legal proceedings involving exemption from the Brazilian Social Contribution tax and a wage and salary adjustment clause in a collective labor agreement with the chemical workers union in the state of Bahia. Based on the opinions of legal counsel and management that losses in these cases are not probable, no provision for losses has been established for these proceedings.

8	As described in Note 1 to the consolidated financial statements, the Company has been involved in a broad corporate reorganization process, as part of the overall reorganization of the Brazilian petrochemical industry. The Company and its subsidiaries may undergo further significant economic and/or corporate changes during this process.

PricewaterhouseCoopers	Salvador, Brazil
Auditores Independentes	June 20, 2003

INDEPENDENT AUDITORS’ REPORT

To the shareholders of Braskem S.A. (formerly Copene — Petroquímica do Nordeste S.A.)

1.	We have audited the balance sheet of Copene — Petroquímica do Nordeste S.A. and subsidiaries (the “Company”) as of December 31, 2001, and the related statements of income, stockholders’ equity, and cash flows for each of the two years then ended. The financial statements as of December 31, 2001 and for the year then ended are not presented herein. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the financial statements based on our audits.

2.	We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

3.	In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Copene - Petroquímica do Nordeste S.A. and subsidiaries as of December 31, 2001, and the results of their operations and their cash flows for the two years in the period ended December 31, 2001 in conformity with accounting principles generally accepted in the United States of America.

4.	As mentioned in Note 11(e), the Company is discussing the unconstitutionality of the Social Contribution Tax on profits with Federal Tax Authorities at the Brazilian Supreme Court.

5.	As discussed in Note 20(b), the accompanying financial statements as of December 31, 2001 and for the year then ended have been restated to record the portions of the Northeast Assets that were purchased by the Company from the Odebrecht Group at their carry over basis.

Deloitte Touche Tohmatsu
Auditores Independentes

Salvador, Brazil
June 3, 2002 (except for the restatement described in Note 20(b), for which the date is June 20, 2003)

Braskem S.A. Consolidated balance sheet Expressed in thousands of U.S. dollars

			December 31,

Assets	Note		2002	2001

Current assets
Cash and cash equivalents			35,516	109,161
Short-term investments			137,960	38,713
Trade accounts receivable, net			239,710	205,544
Receivables from related parties	3		615	95,909
Taxes recoverable	5		182,699	90,685
Insurance claims receivable			7	18,690
Inventories	4		230,603	268,822
Prepaid expenses			36,032	37,770
Prepayment of financing	8		27,854
Other			15,834	44,148

			906,830	909,442

Investments	6		250,518	404,442
Goodwill, net	1	(c-iii)	120,084	184,887
Property, plant and equipment, net	7		1,183,651	1,758,554
Other non-current assets
Receivables from related parties	3		8,341	20,854
Intangible assets, net			17,692	22,490
Deferred charges, net			47,302	41,024
Restricted deposits for legal proceedings			37,456	28,416
Deferred income tax, net	11	(c)	61,208	79,753
Trade accounts receivable			10,847	15,953
Taxes recoverable	5		191,428	75,911
Inventories, net	4		22,553	8,248
Prepaid expenses			19,622	26,575
Long-term investments			28,825	64,954
Advances to suppliers			823	21,995
Prepayment of financing			25,882
Other			1,892	39,748

			473,871	445,921

			2,934,954	3,703,246

Braskem S.A.
Consolidated balance sheet
Expressed in thousands of U.S. dollars	(continued)

		December 31,

Liabilities and shareholders' equity	Note	2002	2001

Current liabilities
Suppliers		452,335	248,912
Payroll and related charges		22,709	57,733
Fair market value of derivative financial instruments	16	6,370	12,542
Income tax and social contribution	11	1,582	53
Other taxes		110,893	21,033
Short-term debt	8	303,074	249,894
Debentures	9	9,071	11,308
Current portion of long-term debt	8	413,039	578,776
Dividends and interest on own capital payable		761
Related parties	3	75,173	300,257
Advances from customers and current rights		78,039
Other		28,488	39,161

		1,501,534	1,519,669

Long-term liabilities
Long-term debt	8	1,058,724	1,216,047
Debentures	9	336,859	204,118
Related parties	3	1,863	16,522
Minimum pension liability	12	10,502
Taxes and contributions payable	10	209,375	194,869
Deferred income taxes	11	16,914	23,766
Other		51,966	9,194

		1,686,203	1,664,516

Commitments and contingencies	13
Minority interest	14	109,602	323,612
Shareholders’ equity (deficit)	15
Share capital
Preferred shares - no par value 3,264,000 thousand shares authorized; class A shares - 2,160,764 thousand issued and 2,106, 144 thousand outstanding at December 31,2002 (2001 - 1,134,265 thousand issued and 1,079,645 thousand outstanding); class B shares - 11,458 thousand shares issued and outstanding at December 31, 2002 and 2001		314,319	302,004
Common shares - no par value 1,836,000 thousand shares authorized; 1,226,091 thousand shares issued and outstanding at December 31, 2002, 646,693 thousand shares issued and outstanding at December 31, 2001		153,926	146,976
Treasury shares - 54,620 class A preferred shares		(15,412)	(15,412)
Unappropriated retained earnings		(609,232)	135,750
Appropriated retained earnings (statutory reserves)		202,341	350,032
Cumulative other comprehensive loss		(408,327)	(723,901)

		(362,385)	195,449

		2,934,954	3,703,246

The accompanying notes are an integral part of these consolidated financial statements.

Braskem S.A.

Consolidated statement of operations Expressed in thousands of U.S. dollars, except earnings (losses) per thousand shares

		Year ended December 31,

	Note	2002	2001	2000

Gross sales, net of allowances
Domestic		2,411,127	2,060,136	1,718,500
Export	18	536,375	198,752	167,665

		2,947,502	2,258,888	1,886,165
Sales and value-added tax		(556,386)	(486,997)	(331,065)

Net sales		2,391,116	1,771,891	1,555,100
Cost of sales		(1,900,987)	(1,447,207)	(1,252,357)

Gross profit		490,129	324,684	302,743
Selling, general and administrative expenses		(252,475)	(80,632)	(77,035)
Credit from Federal Excise Tax (IPI)	5	284,509

Operating income		522,163	244,052	225,708

Non-operating income (expenses)
Financial income		167,854	80,448	94,869
Financial expenses		(1,159,842)	(294,593)	(134,000)
Other		(57,281)	(26,312)	(2,494)

Income (loss) before income tax, equity in results of affiliates, minority interest and change in accounting principle		(527,106)	3,595	184,083
Income tax (expense) benefit	11
Current		(25,460)	13,872	(303)
Deferred		5,038	460	(2,634)

Income (loss) before equity in results of affiliates, minority interest and change in accounting principle		(547,528)	17,927	181,146
Equity in earnings of affiliates, net	6	22,467	(6,090)	6,889
Minority interest	14	65,024	(63,848)	15

Income (loss) before change in accounting principle		(460,037)	(52,011)	188,050
Cumulative effect of a change in accounting principle, net of income tax effect			1,767

Net income (loss) for the year		(460,037)	(50,244)	188,050

Basic and diluted earnings (losses) per thousand common shares
Income (loss) before income from change in accounting principle		(383.74)	(59.00)	106.10
Cumulative effect of a change in accounting principle			2.00

Earnings (losses) per thousand common shares	19	(383.74)	(57.00)	106.10

The accompanying notes are an integral part of these consolidated financial statements.

Braskem S.A.
Consolidated statement of changes in shareholders’ equity (deficit)
Expressed in thousands of shares and thousands of U.S. dollars, except per share amounts

	Year ended December 31,

	2002		2001		2000

	Shares	US$	Shares	US$	Shares	US$

Class A preferred shares
At beginning of the year	2,083,457	284,795	1,134,265	166,962	1,134,265	166,898
Shares held in treasury						64

Balance before merger	2,083,457	284,795	1,134,265	166,962	1,134,265	166,962
Merger — Braskem shares exchanged for 52114 and OPP PP (Note 1(c-v))	77,307	12,315	949,192	117,833

At the end of the year	2,160,764	297,110	2,083,457	284,795	1,134,265	166,962

Class B preferred shares
At beginning and end of the year	11,458	17,209	11,458	17,209	11,458	17,209

Total preferred shares at the end of the year	2,172,222	314,319	2,094,915	302,004	1,145,723	184,171

Common shares
At beginning of the year	1,182,456	146,976	646,693	80,465	646,693	80,465
Merger — Braskem shares exchanged for 52114 and OPP PP (Note 1(c-v))	43,635	6,950	535,763	66,511

At the end of the year	1,226,091	153,926	1,182,456	146,976	646,693	80,465

Preferred class A treasury shares acquired
At beginning of the year	(54,620)	(15,412)	(54,620)	(15,412)	(55,520)	(15,665)
Disposal (acquisition)					900	253

At the end of the year	(54,620)	(15,412)	(54,620)	(15,412)	(54,620)	(15,412)

Braskem S.A.
Consolidated statement of changes in shareholders’ equity (deficit)
Expressed in thousands of U.S. dollars, except per share amounts	(continued)

	Year ended December 31,

	2002	2001	2000

Appropriated retained earnings (statutory reserve)
Legal reserve
At beginning of the year	42,098	49,956	48,241
Transfer from (to) unappropriated retained earnings	(42,098)	(7,858)	1,715

At the end of the year		42,098	49,956

Tax incentive reserve
At beginning of the year	307,934	350,593	342,183
Transfer from (to) unappropriated retained earnings	(105,593)	(42,659)	8,410

Total appropriated retained earnings at the end of the year	202,341	307,934	350,593

At the end of the year	202,341	350,032	400,549

Unappropriated retained earnings
At the beginning of the year	135,750	1,217,720	1,104,366
Net income (loss) for year	(460,037)	(50,244)	188,050
Dividends (per thousand shares):
Preferred class A (2002 - US$2.15; 2001 - US$23.33; 2000 - US$37.31)	(4,539)	(25,183)	(40,241)
Preferred class B (2002 - US$4.20; 2001 - US$9.20; 2000 - US$28.30)	(48)	(105)	(325)
Common shares (2001 - US$21.45; 2000 - US$37.30)		(13,870)	(24,109)
Distributions to shareholders:
Acquisition of Northeast Assets (Note 1(c-ii))		(149,367)
OPP PP transaction (Note 1(c-v))		(577,821)
Distributions by OPP PP	(428,049)	(315,956)
Transfer from (to) reserves, net	147,691	50,517	(10,125)
Reversal of dividends from previous year		59	104

At the end of the year	(609,232)	135,750	1,217,720

Braskem S.A.
Consolidated statement of changes in shareholders’ equity (deficit)
Expressed in thousands of U.S. dollars, except per share amounts	(continued)

	Year ended December 31,

	2002	2001	2000

Cumulative other comprehensive loss
Translation adjustment
At beginning of the year	(723,901)	(695,817)	(582,889)
Net change in translation adjustment during the year	326,076	(28,084)	(112,928)

At the end of the year	(397,825)	(723,901)	(695,817)

Minimum pension liability adjustment (Note 12)
At the end of the year	(10,502)

At the end of the year	(408,327)	(723,901)	(695,817)

Comprehensive income (loss) for the year
Net income (loss) for the year	(460,037)	(50,244)	188,050
Translation adjustment	326,076	(28,084)	(112,928)
Minimum pension liability adjustment	(10,502)

Comprehensive income (loss)	(144,463)	(78,328)	75,122

The accompanying notes are an integral part of these consolidated financial statements.

Braskem S.A.

Consolidated statement of cash flow Expressed in thousands of U.S. dollars

	Year ended December 31,

Cash flows from operating activities	2002	2001	2000

Net income (loss) for the year	(460,037)	(50,244)	188,050
Adjustments to reconcile net income (loss) to cash provided operating activities by (used in) operating activities
Depreciation	61,956	54,165	51,596
Amortization of intangible and deferred charges	17,222	5,001	4,376
Amortization of goodwill and fair market value adjustments	8,852	10,861	5,557
Equity in loss (earnings) of affiliates	(22,467)	6,090	(6,889)
Loss on disposal of property, plant and equipment, investments in affiliates	43,556	5,150	(379)
Deferred tax expense (benefit)	(5,038)	(460)	2,634
Exchange and monetary variations, interest on related parties, short and long-term debt, net	786,601	(1,476)	(28,834)
Amortization of discount on BNDES loan		(12,383)
Minority interest	(65,024)	63,848	(15)
Other	4,574	(259)	368
Decrease (increase) in assets:
Trade accounts receivable	(135,969)	93,828	(27,240)
Taxes recoverable	(315,903)	(54,900)	(5,979)
Inventories	(77,265)	590	(20,059)
Deferred charges	(30,534)	(23,182)	(9,204)
Other	(33,696)	(12,321)	(9,798)
Increase (decrease) in liabilities:
Suppliers	391,567	47,942	(5,022)
Payroll and related charges and other taxes	102,290	(6,259)	135
Fair market value of derivative financial instruments	(11,829)	12,542
Income tax and social contribution	9,105	(29,394)
Accrued liability for legal proceedings, net of restricted deposits	51,890	56,711	23,136
Advances from customers	77,584
Other	32,185	(41,498)	4,175

Net cash provided by operating activities	429,620	124,352	166,608

Cash flows from investing activities
Short and long term investments	(113,448)	437,061	(25,996)
Additions to property, plant and equipment	(115,464)	(146,275)	(58,426)
Additions to intangible assets	(3,433)	534
Additions to investment in affiliate	(6,376)
Additions to other investments	(13)	(590)
Proceeds from sale of investments, property, plant and equipment	7,130	27,569	18,230
Acquisitions of Northeast Assets		(584,286)
Cash and cash equivalents of acquired businesses		147,620
Other	14,366	(156)	301

Net cash used in investing activities	(217,238)	(118,523)	(65,891)

Braskem S.A.
Consolidated statements of cash flow
Expressed in thousand of U.S. dollars	(continued)

	Year ended December 31,

	2002	2001	2000

Cash flows from financing activities
Short-term debt:
Issuances	675,856	636,697	53,816
Repayments	(1,469,232)	(417,420)	(51,267)
Long-term debt:
Issuances	778,485	627,292	103,381
Repayments	(500)	(593,571)	(168,874)
Advances to export distributor	(31,386)
Related parties:
Issuances	246,987	227,586
Repayments	(382,559)	(371,771)
Dividends paid to stockholders and minority interests	(10,719)	(39,928)	(65,790)
Stock issue	4,140
Proceeds from (payments of) swap contracts		17,688	(21,428)
Treasury shares sold (purchased)			317
Other	(2,179)	4,633

Net cash provided by (used in) financing activities	(191,107)	91,206	(149,845)

Effect of exchange rate changes on cash	(94,920)	(6,351)	(3,308)

Net increase (decrease) in cash and cash equivalents	(73,645)	90,687	(52,436)
Cash and cash equivalents, beginning of the year	109,161	18,474	70,910

Cash and cash equivalents, end of the year	35,516	109,161	18,474

Cash paid during the year for:
Interest paid	(274,841)	(174,370)	(66,132)
Income tax	(154)	(329)

The accompanying notes are an integral part of these consolidated financial statements.

Braskem S.A.

Notes to the consolidated financial statements for the years ended December 31, 2002, 2001 and 2000 Expressed in thousands of U.S. dollars, unless otherwise stated

1 Operations

(a)	Braskem S.A. (“Braskem” or “the Company”) is a corporation organized under the laws of Brazil for the purpose of manufacturing, trading, importing and exporting chemical and petrochemical products and fuels, as well as producing and supplying steam, water, compressed air and electric power to companies operating in the Camaçari Petrochemical Complex in Bahia, Brazil, and the rendering of services to those companies. Braskem is the new corporate name of Copene Petroquímica do Nordeste S.A. (“Copene”). The current organizational structure of Braskem is the result of one of the most significant corporate restructurings undertaken in Brazil, integrating six major Brazilian petrochemical companies: Copene; OPP Química S.A. (“OPP Química”); Trikem S.A. (“Trikem”); Proppet S.A. (“Proppet”); Nitrocarbono S.A. (“Nitrocarbono”) and Polialden Petroquímica S.A. (“Polialden”). Substantially all of Braskem’s operations are located in Brazil.

Braskem’s business operations are organized into four business segments and are managed on that basis:

I.	Basic Petrochemicals - manufacture of basic petrochemical products such as ethylene, propylene, benzene, para-xylene, butadiene and others, the manufacture of fuel such as automotive gasoline and the production of utility products such as steam, demineralized water, compressed air and electric energy for its own consumption and for sale to other companies in the Camaçari Petrochemical Complex. This segment operates five industrial units in Camaçari. This segment depends largely on the supply of naphtha by Petróleo Brasileiro S.A. — Petrobras.

II.	Polyolefins - manufacture of polyethylene and polypropylene. This segment operates four industrial units which produce polythylene (two in Camaçari and two in the Southern Petrochemical Complex in the Brazilian state of Rio Grande do Sul) and three industrial units which produce polypropylene in the Southern Complex. This segment’s facilities in the Southern Petrochemical Complex depend on the supply of raw materials by COPESUL — Companhia Petroquímica do Sul (“Copesul”).

III.	Vinyls - manufacture of caustic soda, chlorine, ethylene dichloride (EDC) and polyvinylchloride (PVC). This segment manufactures caustic soda and chlorine in two industrial units (Camaçari and Maceió in the Brazilian state of Alagoas), EDC in one industrial unit (Maceió) and PVC in three industrial units (Camaçari, Marechal Deodoro in Alagoas, and São Paulo).

Braskem S.A.

Notes to the consolidated financial statements for the years ended December 31, 2002, 2001 and 2000 Expressed in thousands of U.S. dollars, unless otherwise stated

IV.	Business Development - primarily the manufacture of dimethyl terephthalate (DMT), polyester terephthalate (PET) resins, and intermediary products including caprolactam, cyclohexane, cylohexanone and ammonium sulfate. This segment operates two plants in the Camaçari Complex.

(b)	The Odebrecht and Mariani Groups, through Nova Camaçari Participações S.A. (“Nova Camaçari”), were winners of the auction of the so-called Econômico S.A. Empreendimentos (“ESAE”) Assets, held in the city of São Paulo on July 25, 2001. As a result, on a combined basis, the Odebrecht and Mariani Groups acquired a controlling interest of Nordeste Química S.A. (“Norquisa”), which, in turn, was the controlling shareholder of the Company.

Additionally in July 2001, the Company acquired 100% share participation in Copene Participações S.A. (formerly known as Conepar — Companhia Nordeste de Participações (“Conepar”)) which has 42.64% share participation in Polialden, and 30.99% share participation in Politeno — Indústria e Comércio S.A. (“Politeno”). For further details, see Note 1(c-i).

Polialden’s main objective is to produce and sell high-density polyethylene, while Politeno manufactures and sells low density polyethylene, linear low-density polyethylene and high-density polyethylene. These companies are part of the second generation companies of the Camaçari Petrochemical Complex.

In August 2002, Braskem issued new shares of stock to the Odebrecht and Mariani Groups in exchange for their holdings in OPP Produtos Petroquímicos S.A. (“OPP PP”) and 52114 Participações S.A. (“52114”), respectively.

The principal assets of OPP PP included 81.3% of the capital stock and 100% of the voting stock of OPP Química, a manufacturer of polyethylene and polypropylene. OPP Química also held 36.3% of the capital stock and 65.9% of the voting stock of Trikem, a manufacturer of caustic soda, chlorine, EDC and PVC, and 29.5% of the capital stock and voting stock of Copesul, a company that produces basic petrochemicals for the Southern Petrochemical Complex.

Braskem S.A.

Notes to the consolidated financial statements for the years ended December 31, 2002, 2001 and 2000 Expressed in thousands of U.S. dollars, unless otherwise stated

The principal asset of 52114 was 92.29% of the capital stock of Nitrocarbono, a manufacturer of caprolactam, ammonium sulfate and caprolactam by-products.

For further details on the OPP PP and 52114 acquisitions, see Note 1(c-v).

As of December 31, 2002, Braskem had negative working capital in the amount of US$ 594,704 and shareholders’ deficit of
US$ 328,833. The consolidated balance sheet includes US$ 54,559 related to advances on export contracts and advances from foreign customers that will be amortized with future exports. Approximately 70% of Braskem’s loans are indexed to the U.S. dollar exchange rate, which closed at R$ 3.5333 on December 31, 2002 but has since declined. To reduce the demand for working capital, the Company’s management plans to depend on: 1) operating cash flows; 2) the extension of the payment dates of its main supplier obligations; 3) new funding backed by export flows; and 4) the extension of the maturity profile of its debts through new long-term borrowings, including transactions in the negotiation phase.

(c)	Corporate restructuring

(i)	Auction of ESAE assets

The Odebrecht and Mariani Groups, through Nova Camaçari, were the winners of the auction of the so-called ESAE Assets held in the city of São Paulo on July 25, 2001. As a result, the Odebrecht and Mariani Groups acquired control of Norquisa, which, in turn, was the Company’s parent company.

In order to maximize the value of the ESAE Assets in the auction, the Brazilian Central Bank, as Liquidator of Banco Econômico (ESAE’s controlling shareholders), structured the so-called Protocol Group (Econômico, Mariani and Odebrecht Groups) to sell the ESAE Assets jointly with a block of assets of the members of the Protocol Group, which included their respective shareholdings in Norquisa. Before July 2001, the Brazilian Central Bank announced two auctions for the sale of the package of shareholdings, in December 2000 and March 2001, both of which were inconclusive.

\

Braskem S.A.

Notes to the consolidated financial statements for the years ended December 31, 2002, 2001 and 2000 Expressed in thousands of U.S. dollars, unless otherwise stated

The 3rd auction had as its objective the sale of 100% of the ESAE Assets for the minimum price of R$ 785,000 thousand (equivalent to US$ 314,364). The winner of the 3rd auction, upon buying ESAE, was obliged to respect the tag-along rights of the remaining members of the Protocol Group and the shareholders’ agreement of Copene Participações S.A. As a result, under the rules of the 3rd auction, Nova Camaçari acquired, through the exercise of the tag-along right of sale, 31.92% and 11.76% of the capital of Copene Participações S.A., which was held indirectly by the Odebrecht and Mariani Groups and by BNDES Participações S.A. (“BNDESPAR”), respectively, and became the holder of 100% of Copene Participações’ capital. Furthermore, through the exercise of the tag-along rights held by companies controlled by the Odebrecht and Mariani Groups, Nova Camaçari acquired 100% of the capital of Proppet.

Copene Participações, in turn, controls Polialden (66.67% of voting capital and 42.64% of total capital) and has a significant shareholding in Politeno (35% of voting capital and 30.99% of total capital), both of which are second-generation operational companies which produce thermoplastic resins.

(ii)	Acquisition of Nova Camaçari by the Company

Based on the prior authorization by the Company’s Board of Directors on July 24, 2001, the Company acquired Nova Camaçari after the 3rd auction for the amount of US$ 40.00 (forty dollars). With this transaction, Braskem assumed assets which Nova Camaçari had previously acquired in the context of the ESAE Auction, as well as the respective liabilities, in the amount of US$ 573,463.

The amount paid for the acquisition of those investments is supported by the economic and financial appraisal reports of independent experts.

The purchase of these assets (“Northeast Assets”) by the Company was pre-approved by the Board of Directors on July 24, 2001. The terms of approval stipulated that, after the Company acquired Nova Camaçari, a first class investment bank would independently appraise the cost of Nova Camaçari for the purposes of adjusting the price paid by the Company, if applicable. The selected bank prepared its appraisal using the same projections of resin and raw material prices and the same macroeconomic indicators underlying the formulation of the discount rate used in the independent appraisals of Nova Camaçari. The remaining assumptions and the methodology used to obtain the discount rate were selected by the bank.

Braskem S.A.

Notes to the consolidated financial statements for the years ended December 31, 2002, 2001 and 2000 Expressed in thousands of U.S. dollars, unless otherwise stated

The result of this appraisal was compatible with the other appraisals and was approved during the Company’s Board of Directors meeting on December 18, 2001.

As required by law, the market concentration notice relating to the change in control of Copene (currently Braskem) was filed on a timely basis with the antitrust authorities. Those authorities have imposed no restrictions on the operations or decisions of the Company or its subsidiaries. The final decision of the Administrative Economic Defense Council has not been issued, but the opinions of the ministries of Finance and Justice are favorable.

(iii)	Accounting considerations

The transactions above have been accounted for by Braskem under the provisions of Statement of Financial Accounting Standards (“SFAS”) No. 141 and, accordingly, the consolidated financial statements of Braskem as of and for the year ended December 31, 2001 include the results of operations and cash flows related to Nova Camaçari, Intercapital Comércio e Participações Ltda. (“Intercapital”), ESAE, Proppet, Conepar, Politeno and Polialden (the Northeast Assets) from July 27, 2001 to December 31, 2001.

The acquisition was accounted for using the purchase method with the assets acquired and liabilities assumed from third parties recorded at fair value. The portions of the net assets which were already held by the Odebrecht Group were maintained at their existing book values, and the excess of the proportional amount of the purchase price over these book values has been considered a distribution to the Odebrecht Group (Note 17). At the acquisition date, the transaction resulted in goodwill of US$ 319,122. Since Nova Camaçari, ESAE, Intercapital and Conepar are holding companies without any operations, the purchase price relates to the operational assets acquired of Politeno, Polialden and Proppet and liabilities assumed of all companies. The purchase price allocation is shown as follows:

Braskem S.A.

Notes to the consolidated financial statements for the years ended December 31, 2002, 2001 and 2000 Expressed in thousands of U.S. dollars, unless otherwise stated

	Politeno	Polialden	Proppet	Holdings	Total

Assets acquired
Current	33,139	68,723	15,463	5,057	122,382
Investments	11,432	940	789	2,020	15,181
Property, plant and equipment	41,620	23,910	82,936	5	148,471
Other non-current assets	5,899	2,526	3,464	224	12,113

	92,090	96,099	102,652	7,306	298,147

Liabilities assumed
Current	20,793	12,259	56,313	19,623	108,988
Long-term	4,845	4,336	54,184	20,820	84,185

	25,638	16,595	110,497	40,443	193,173

Fair value of net assets	66,452	79,504	(7,845)	(33,137)	104,974

Goodwill					319,122
Distribution to the Odebrecht Group					149,367

Total purchase price					573,463

The goodwill has been allocated between Politeno and Polialden based on their respective estimated fair values on the acquisition date.

The goodwill paid is based on the future profitability of the investments in the companies acquired and in the expected operational and tax synergy of the integration of the second-generation companies with the Company. The Company evaluated the existence of any other intangible assets as defined by SFAS No. 141, and concluded that there are no other relevant intangible assets that should have recognized in the accompanying consolidated financial statements.

Braskem S.A.

Notes to the consolidated financial statements for the years ended December 31, 2002, 2001 and 2000 Expressed in thousands of U.S. dollars, unless otherwise stated

The changes in the carrying amount of goodwill, including goodwill on equity investments, for the year ended December 31, 2002 and 2001, are as follows:

Balance as of January 1, 2001	5,044
Goodwill acquired during the year:
Acquisition of the assets and liabilities of Politeno, Polialden and Proppet	319,122
Inclusion of goodwill balances already recorded by OPP PP and subsidiaries	13,842
Amortization of goodwill during the year	(3,326)
Translation gain	14,430

Balance as of December 31, 2001	349,112
Translation loss	(118,431)
Impairment recorded during the year	(2,125)

Balance as of December 31, 2002	228,556

The goodwill balance as of December 31, 2002 and 2001, has been recorded in the following business segments:

	December 31,

	2002	2001

Basic Petrochemicals		2,035
Polyolefins	115,532	175,771
Vinyls	511	929
Business Development	4,041	6,152

Recognized as goodwill	120,084	184,887
Recognized as investments (equity investees)	108,472	164,225

	228,556	349,112

Braskem S.A.

Notes to the consolidated financial statements for the years ended December 31, 2002, 2001 and 2000 Expressed in thousands of U.S. dollars, unless otherwise stated

(iv)	Funding of the purchase price

The immediate principal funding of the payment by Nova Camaçari of the consideration for the assets acquired in the auction or otherwise in connection with the auction of the ESAE Assets was through bridge loans to Nova Camaçari from a syndicate of banks in the amount of US$ 481,103. This bridge loan was repaid on December 28, 2001 and was substituted on the same date by the issue of debentures, in the amount of US$ 269,350 and also by Prepaid Export Financing in the amount of US$ 250,000.

The remaining funds, US$ 92,360, were obtained, through a Private Financing Instrument, from companies within the controlling groups of Nova Camaçari, with remuneration based on the same terms as those of the Bridge Loan, with interest at the lower of 25.16% per year or 108.5% of the interbank certificate of deposit (CDI) rate. As of December 31, 2001 the outstanding balance related to these related parties loans is US$ 62,580 and is presented as current liabilities.

(v)	Acquisitions of OPP PP and 52114

As described in Note 1(b), in August 2002 the Company acquired OPP PP and 52114 from the Odebrecht and Mariani Groups in exchange for 579,397,986 newly issued common shares and 1,026,498,803 newly issued class “A” preferred shares.

Because Braskem and OPP PP were both indirectly controlled by the Odebrecht Group prior to the acquisition of OPP PP by Braskem, the acquisition was accounted for in a manner similar to a pooling of interests. All assets and liabilities of OPP PP and its subsidiaries have been included in Braskem’s consolidated financial statements at their existing carrying values. Additionally, Braskem’s consolidated financial statements for the year ended December 31, 2001 have been retroactively restated to include OPP PP and its subsidiaries as from the date on which common control first existed, July 25, 2001.

Although the terms of the exchange of Braskem and OPP PP shares were based on the appraised economic value of each company, the transaction is recorded at the U.S. GAAP book value of OPP PP’s consolidated net assets as of July 25, 2001 as measured under
U.S. GAAP. As of that date, OPP PP’s consolidated liabilities exceeded its assets by US$ 393,477, and the issuance of Braskem shares to the Odebrecht Group was therefore considered to be a distribution in that amount.

Braskem S.A.

Notes to the consolidated financial statements for the years ended December 31, 2002, 2001 and 2000 Expressed in thousands of U.S. dollars, unless otherwise stated

The Company’s unaudited consolidated results of operations for the acquisition of the Northeast Assets and the OPP PP transaction, assuming that they had occurred at the beginning of 2001, are: net revenues of US$ 2,401,450, loss of US$ 320,695, and basic and diluted loss per thousand shares of US$ 0.10. The pro forma results of operations are for information purposes and are not necessarily indicative of the Company’s actual consolidated results of operations that would have occurred had the acquisition of the Northeast Assets and the OPP PP transaction taken place at the beginning of 2001.

The acquisition of 52114 in exchange for company shares was accounted for using the purchase method with the assets acquired and liabilities assumed recorded at fair value. The purchase price of U.S.$6,950 was based on the fair value of Company shares issued. The purchase price allocation resulted in zero goodwill. As described in Note 1(b), principal asset of 52114 was a 92.29% shareholding in Nitrocarbono. The pro forma results of operations for the 52114 acquisition, assuming that it had occurred at the beginning of 2001, would not be materially different from reported results.

2	Summary of significant accounting policies

(a)	Basis of presentation

The following aspects affect the comparability of the financial statements between years:

Main aspects	Note

Corporate restructuring	Note 1(c)
Merger of OPP PP, with a base date of July 25, 2001	Note 1(c - v)
Recognition of the IPI credit on input materials with zero rate	Note 5

(i)	The consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”), which differ in certain respects from the accounting principles applied by the Company and its affiliates in their financial statements prepared in accordance with accounting principles prescribed by Brazilian Corporation Law (“Corporation Law”) or for other statutory purposes in Brazil.

Braskem S.A.

Notes to the consolidated financial statements for the years ended December 31, 2002, 2001 and 2000 Expressed in thousands of U.S. dollars, unless otherwise stated

(ii)	Shareholders’ equity included in these financial statements differs from that included in the financial statements prepared in accordance with Corporation Law or for other statutory purposes in Brazil, principally as a result of (i) differences between the United States dollar and the indexes mandated over the years for indexation of such financial statements and (ii) other adjustments made to reflect the requirements of U.S. GAAP. As from January 1, 1996, financial statements prepared under the Brazilian Corporation Law are no longer subject to indexation.

(b)	Remeasurement of financial statements

Although the Company transacts the majority of its business in Brazilian Reais (R$), it has selected the United States dollar as its reporting currency. The U.S. dollar amounts for all years presented herein have been converted from Brazilian Reais amounts in accordance with the criteria set forth in U.S. accounting standards (SFAS No. 52, “Foreign Currency Translation”). This conversion should not be construed as representing that the amounts in Brazilian Reais actually represent or have been, or could be, converted into U.S. dollars.

Management of the Company has concluded that the Brazilian economy is no longer highly inflationary as from January 1, 1998, as the increase in the general price index has been measured at less than 100% over the last three years. The Company has adopted the Brazilian Real as its functional currency, as from January 1, 1998. Upon effecting this substitution, the deferred tax asset increased through a credit to cumulative other comprehensive income (loss) in shareholders’ equity.

(i)	Criteria adopted through December 31, 1997

•	Property, plant and equipment, accumulated depreciation, inventory, certain other nonmonetary assets and shareholders’ equity were remeasured at historical rates of exchange, and the remaining assets and liabilities denominated in Brazilian Reais were remeasured at period-end rates (R$1.1164 to US$1.00 at December 31, 1997).

•	Statement of operations accounts were remeasured at the average rate prevailing in the month of the charge or credit to income, except those relating to assets remeasured at historical rates, which were calculated based on the assets’ U.S. dollar values.

Braskem S.A.

Notes to the consolidated financial statements for the years ended December 31, 2002, 2001 and 2000 Expressed in thousands of U.S. dollars, unless otherwise stated

•	Gains and losses resulting from the remeasurement of the financial statements were included in results of the year.

•	Assets and liabilities denominated in foreign currencies were translated to U.S. dollars at the official exchange rates reported by the Brazilian Central Bank at each balance sheet date, and resulting gains and losses were included in results for the year as foreign currency transaction gains or losses.

(ii)	Criteria adopted as from January 1, 1998

•	Property, plant and equipment, accumulated depreciation, inventory, and certain other nonmonetary assets were converted from historical dollars to the functional currency (Brazilian Reais) as of January 1, 1998 using the exchange rate in effect at that date (R$1.1164 to US$1.00) and have been maintained in Brazilian Reais thereafter.

•	All assets and liabilities are translated from the functional currency to the reporting currency using the official exchange rates reported by the Brazilian Central Bank at the balance sheet date (R$3.5333 and R$2.3204 to US$1.00 at December 31, 2002 and 2001, respectively).

•	Revenue, expenses and gains and losses are translated from the functional currency to the reporting currency using the monthly weighted-average exchange rates for the period.

•	Shareholders’ equity transactions are recorded at historical exchange rates.

•	Translation gains and losses are recorded in cumulative translation adjustment, a component of cumulative other comprehensive income (loss) in shareholders’ equity.

(c)	Basis of consolidation

(i)	Consolidation of subsidiaries

All subsidiaries in which the Company directly or indirectly controls the voting capital have been consolidated.

Braskem S.A.

Notes to the consolidated financial statements for the years ended December 31, 2002, 2001 and 2000 Expressed in thousands of U.S. dollars, unless otherwise stated

In the consolidated financial statements, the intercompany assets, liabilities, income, expenses and unrealized gains arising from transactions between consolidated companies were eliminated. Minority interest in the equity and in the results of subsidiaries has been segregated in the consolidated balance sheet and statement of operations, respectively.

(ii)	Equity accounting

Investments in companies in which the Company owns 20% to 50% of the voting capital are accounted for using the equity method of accounting (Note 6). The Company’s principal equity method investees include Copesul, Politeno, Cetrel S.A. — Empresa de Proteção Ambiental (“Cetrel”), NORCELL S.A. (“Norcell”), Petroflex Indústria e Comércio S.A. (“Petroflex”) and Codeverde — Companhia de Desenvolvimento Rio Verde (“Codeverde”).

(d)	Foreign currencies

Monetary assets and liabilities denominated in foreign currencies are translated into United States dollars at the official exchange rates reported by the Brazilian Central Bank at each balance sheet date. Translation gains and losses of those assets and liabilities are included in the consolidated balance sheet as “cumulative other comprehensive loss.”

(e)	Cash and cash equivalents

Cash and cash equivalents are carried at cost plus accrued interest. Cash equivalents consist principally of deposits having a ready market and an original maturity of 90 days or less.

(f)	Trade accounts receivable

Trade accounts receivable are stated at estimated realizable values. An allowance for doubtful accounts is provided in an amount considered by management to be sufficient to meet probable future losses related to uncollectible accounts and includes the entire amount of receivables in litigation. The balance of the allowance was US$ 35,278 and US$ 16,611 at December 31, 2002 and 2001, respectively.

Braskem S.A.

Notes to the consolidated financial statements for the years ended December 31, 2002, 2001 and 2000 Expressed in thousands of U.S. dollars, unless otherwise stated

(g)	Inventories

Inventories are stated at the lower of the average cost of purchase or production and replacement or realizable values. Allowances for slow moving or obsolete inventories are recorded when considered appropriate. Imports in transit are stated at the accumulated cost of each import. The method of determining cost is used consistently from year to year.

(h)	Intangible assets

Intangible assets, representing primarily production technology purchased from third parties, are recorded at cost and are being amortized over a period of 5 - 10 years on a straight-line basis.

(i)	Property, plant and equipment

Property, plant and equipment are recorded at cost, including capitalized interest incurred during the period of construction of major new facilities.

Depreciation is computed on a straight-line basis over the useful lives of the assets as follows:

Annual
depreciation
rates (%)

Buildings and improvements	2.00 to 10.00
Plant and equipment	1.30 to 10.00
Fixtures and installations	2.27 to 20.00
Other	Up to 20

The useful lives of assets are based on management estimates. Changes in the estimated useful lives are reflected on a prospective basis, and the depreciation rates are adjusted to those necessary to depreciate the remaining book value over the remaining estimated life. The depreciation rates listed above are stated as a percentage of the original cost and reflect these changes in estimates.

The Company evaluates its property, plant and equipment for impairment whenever events or changes in circumstances indicate that the carrying amount of such assets may not be recoverable. Recoverability of such assets is measured by a comparison of the carrying amount of the assets to future undiscounted net cash flows expected to generated by the assets. If an asset is considered to be impaired, the impairment to be recognized is measured as the excess of the carrying amount of the assets over the fair value of the assets. In 2002 the subsidiary Polialden recognized an impairment loss of US$1,566 relating to the abandonment of its project to construct a polypropylene unit.

Braskem S.A.

Notes to the consolidated financial statements for the years ended December 31, 2002, 2001 and 2000 Expressed in thousands of U.S. dollars, unless otherwise stated

(j)	Plant maintenance

Routine maintenance and repair costs are expensed as incurred.

Planned major maintenance of the production facilities occurs every three to five years, depending on the facility. Expenditures that extend the useful life or improve the capacity or efficiency of the production facilities, including materials and services, are recorded in deferred charges and amortized over the expected period of benefit, generally three to five years. Amortization of deferred charges amounted to US$ 16,185 in 2002, US$ 10,346 in 2001 and US$ 7,519 in 2000.

(k)	Goodwill

Goodwill represents costs in excess of fair values assigned to the underlying net assets of companies acquired from third parties. Until December 31, 2001 the goodwill was amortized using the straight-line method over 10 years. Goodwill generated after July 1, 2001 is not being amortized in 2001, and all goodwill amortization was discontinued on January 1, 2002. Goodwill is subject to annual impairment analysis, however, as determined by SFAS No. 142 “Goodwill and Other Intangible Assets” (Note 2(s)). Amortization of goodwill is generally deductible for Brazilian income tax purposes.

(l)	Revenues and expenses

Revenues are recognized when: (i) the products have been transferred to the customer and the risk of ownership has passed to the customer; (ii) persuasive evidence of the basis of the sale exists; (iii) the price is fixed or determinable; and (iv) collectibility is reasonably assured. Expenses and costs are recognized on the accrual basis.

Shipping and handling costs are reported within selling, general and administrative expenses and amounted to US$ 51,183, US$ 23,059 and US$ 6,635 in the years ended December 31, 2002, 2001 and 2000. If these costs had been classified in cost of sales, gross profit would have been US$ 438,946, US$ 301,625 and US$ 296,108 in the years ended December 31, 2002, 2001 and 2000.

Advertising costs are expensed when incurred and were not significant in the years ended December 31, 2002, 2001 and 2000.

Braskem S.A.

Notes to the consolidated financial statements for the years ended December 31, 2002, 2001 and 2000 Expressed in thousands of U.S. dollars, unless otherwise stated

(m)	Compensated absences

The liability for future compensation for employee vacations is fully accrued as they are earned.

(n)	Income taxes

Income taxes in Brazil comprise Federal Income Tax and Social Contribution, a federal tax based on income.

For the purposes of these financial statements, Braskem applied SFAS No. 109, “Accounting for Income Taxes” for all periods presented.

A valuation allowance is provided to reduce or eliminate net deferred tax assets when realization is not yet deemed more likely than not; the valuation allowance is adjusted or reversed when management considers that realization is reasonably assured.

(o)	Research and development

Research and development costs are expensed as incurred and recorded in the statement of operations within selling, general and administrative expense. Expenditure on research and development was US$ 5,682, US$ 4,097 and US$ 2,319, for the years ended December 31, 2002, 2001 and 2000, respectively.

(p)	Financial instruments

Braskem and its subsidiaries utilize certain derivative instruments to manage their exposure to fluctuations in the Brazilian Real/ U.S. dollar exchange rate. Until December 31, 2000, the derivatives were recorded at spot market rates prevailing at the balance sheet date with gains/loss recorded as net financial expenses. Starting January 1, 2001, derivatives are recorded at fair value, as determined by SFAS No. 133 “Accounting for Derivative Instruments and Hedging Activities” (Note 16(b)).

Braskem calculates the fair value of financial instruments using quoted market prices whenever available. When quoted market prices are not available for various types of financial instruments (such as forwards, options and swaps), Braskem uses standard pricing models with market-based inputs, which take into account the present value of estimated future cash flows.

Braskem S.A.

Notes to the consolidated financial statements for the years ended December 31, 2002, 2001 and 2000 Expressed in thousands of U.S. dollars, unless otherwise stated

(q)	Use of estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates. Estimates are used for, but not limited to: fair values of assets and liabilities of acquired companies, accounting for allowance for doubtful accounts, depreciation and amortization, asset impairments, depreciable lives of assets, useful lives of intangible assets, tax valuation allowances and contingencies.

(r)	Reclassifications

Certain amounts in the financial statements for prior years have been reclassified to conform to the current year presentation.

(s)	Accounting change — Goodwill and other intangible assets

Effective January 1, 2002, the Company adopted SFAS No. 142, “Goodwill and Other Intangible Assets.” SFAS No. 142 no longer permits the amortization of goodwill and indefinite-lived intangible assets. Instead, these assets must be reviewed annually (or more frequently under various conditions) for impairment in accordance with this statement. This impairment test uses a fair value approach rather than the undiscounted cash flows approach. The goodwill impairment test under SFAS No. 142 requires a two-step approach, which is performed at the reporting unit level, as defined in SFAS No. 142. Step one identifies potential impairments by comparing the fair value of the reporting unit to its carrying amount. Step two, which is only performed if there is a potential impairment, compares the carrying amount of the reporting unit’s goodwill to its implied value, as defined in SFAS No. 142.

Braskem S.A.

Notes to the consolidated financial statements for the years ended December 31, 2002, 2001 and 2000 Expressed in thousands of U.S. dollars, unless otherwise stated

If the carrying amount of the reporting unit’s goodwill exceeds the implied fair value of that goodwill, an impairment loss is recognized for an amount equal to that excess. The amortization of goodwill included in investments in affiliates and joint venture is no longer recorded, in accordance with the new rules. Intangible assets that do not have indefinite lives are amortized over their useful lives and reviewed for impairment in accordance with SFAS No. 144, “Accounting for the Impairment or Disposal of Long-Lived Assets.”

In accordance with SFAS No. 142, effective January 1, 2002, the Company ceased amortizing existing goodwill, including goodwill recorded on equity investments.

The Company performs the impairment test annually on December 31. The initial application of the impairment test did not result in an impairment charge.

The following table presents the impact of SFAS No. 142 on reported net income (loss) had the standard been in effect in prior periods:

	Years ended December 31,

	2001	2000

Reported net income (loss)	(50,244)	188,050
Goodwill amortization	3,326	2,414

Adjusted net income (loss)	(46,918)	190,464

Adjusted net income (loss) per thousand shares	(53.22)	109.84

(t)	Environmental matters

Accruals for environmental matters are recorded when it is probable that the liability has been incurred and the amount of the liability can be reasonably estimated, based on current law and existing technologies. Environmental costs are capitalized if the costs extend the life of the property, increase its capacity, and/ or mitigate or prevent contamination from future operations.

Braskem S.A.

Notes to the consolidated financial statements for the years ended December 31, 2002, 2001 and 2000 Expressed in thousands of U.S. dollars, unless otherwise stated

(u)	Recently issued accounting pronouncements

In 2001, the Financial Accounting Standards Board (FASB) issued SFAS No. 143, “Accounting for Asset Retirement Obligations.” SFAS No. 143 is effective for financial statements issued for fiscal years beginning after June 15, 2002. Braskem will adopt SFAS No. 143 on January 1, 2003. The provisions of SFAS No. 143 require companies to record an asset and related liability for the costs associated with the retirement of a long-lived tangible asset if a legal liability to retire the asset exists. The Company has evaluated this new pronouncement and does not expect that it will have a significant impact on the Company’s financial condition, liquidity or results of operations.

SFAS No. 145 addresses financial accounting and reporting for extinguishment of debt. It supersedes SFAS No. 4, “Reporting Gains and Losses from Extinguishment of Debt”; SFAS No. 44, “Accounting for Intangible Assets of Motor Carriers” and SFAS No. 64, “Extinguishments of Debt Made to Satisfy Sinking-Fund Requirements.” SFAS No. 145 also amends certain paragraphs of SFAS No. 13, “Accounting for Leases.” SFAS No. 145 is effective for fiscal years beginning after May 15, 2002. The Company has evaluated this new pronouncement and does not expect that it will have a significant impact on the Company’s financial condition, liquidity or results of operations.

In 2002, the FASB issued Interpretation (FIN) No. 45, “Guarantor’s Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others.” The initial recognition and measurement provisions of FIN No. 45 apply on a prospective basis to guarantees issued or modified after December 31, 2002. As required, Braskem adopted the disclosure requirements of the Interpretation as of December 31, 2002 (see Note 13(c)). Braskem will apply the initial recognition and measurement provisions on a prospective basis effective January 1, 2003. The Interpretation modifies existing disclosure requirements for most guarantees and requires that at the time a company issues a guarantee, the Company must recognize an initial liability for the fair value of the obligation it assumes under that guarantee. The Company has evaluated this new pronouncement and does not expect that it will have a significant impact on the Company’s financial condition, liquidity or results of operations.

Braskem S.A.

Notes to the consolidated financial statements for the years ended December 31, 2002, 2001 and 2000 Expressed in thousands of U.S. dollars, unless otherwise stated

In June 2002, the FASB issued SFAS No. 146, “Accounting for Costs Associated with Exit or Disposal Activities,” which nullifies EITF Issue 94-3, “Liability Recognition for Certain Employee Termination Benefits and Other Costs to Exit an Activity.” This statement, which is effective for exit or disposal activities initiated after December 31, 2002, will change the measurement and timing of costs associated with exit and disposal activities undertaken by the Company. The Company has evaluated this new pronouncement and does not expect that it will have a significant impact on the Company’s financial condition, liquidity or results of operations.

In January 2003, the FASB issued FIN No. 46, “Consolidation of Variable Interest Entities.” FIN No. 46 clarifies the application of Accounting Research Bulletin No. 51, “Consolidated Financial Statements,” to certain entities in which equity investors do not have the characteristics of a controlling financial interest or in which equity investors do not bear the residual economic risks. The interpretation applies to variable interest entities (“VIEs”) created after January 31, 2003, and to VIEs in which an enterprise obtains an interest after that date. It applies in the fiscal year or interim period beginning after June 15, 2003, to VIEs in which an enterprise holds a variable interest that was acquired before February 1, 2003. In financial statements issued after January 31, 2003, the interpretation also requires an enterprise to disclose the nature, purpose, size and activities of VIEs which are reasonably possible to be within the scope of FIN No. 46, together with the enterprise’s maximum exposure to loss with respect to these entities. Braskem is in the process of evaluating this new pronouncement and does not currently expect that it will have a significant impact on the Company’s financial condition, liquidity or results of operations.

In April 2003, the FASB issued SFAS No. 149, “Amendment of Statement 133 on Derivative instruments and Hedging Activities,” which amends and clarifies financial accounting and reporting for derivative instruments, including certain derivative instruments embedded in other contracts (collectively referred to as derivatives) and for hedging activities SFAS No. 133, “Accounting for Derivative Instruments and Hedging Activities.” This Statement is effective for contracts entered into or modified after June 30, 2003. The Company has evaluated this new pronouncement and does not expect that it will have a significant impact on the Company’s financial condition, liquidity or results of operations.

Braskem S.A.

Notes to the consolidated financial statements for the years ended December 31, 2002, 2001 and 2000 Expressed in thousands of U.S. dollars, unless otherwise stated

In May 2003, the FASB issued SFAS No. 150, “Accounting For Certain Financial Instruments with Characteristics of Both Liabilities and Equity.” This Statement establishes standards for how an issuer classifies and measures certain financial instruments with characteristics of both liabilities and equity. It requires that an issuer classify a financial instrument that is within its scope as a liability (or an asset in some circumstances). Many of those instruments were previously classified as equity. This Statement is effective for financial instruments entered into or modified after May 31, 2003. Braskem is in the process of evaluating this new pronouncement and does not currently expect that it will have a significant impact on the Company’s financial condition, liquidity or results of operations.

Braskem S.A.

Notes to the consolidated financial statements for the years ended December 31, 2002, 2001 and 2000 Expressed in thousands of U.S. dollars, unless otherwise stated

3	Related parties

The balances with and the amount of the transactions to and from related parties are as follows:

	December 31, 2002

				Other non
				current	Current			Long-term
	Current assets			assets	liabilities			liabilities

			Receivables	Receivables
			from	from	Advances
	Accounts	Advances to	related	related	from				Related
Affiliates	receivable	suppliers	parties	parties	customers	Loans	Suppliers	Other	parties

Borealis OPP S.A.					5,290	1,705	1,408
Cetrel S.A.- Empresa de Proteção Ambiental	2	503		41			143
Codeverde — Companhia de Desenvolvimento Rio Verde				77
Copener — Copene Energética S.A.						518			1,363
COPESUL — Companhia Petroquímica do Sul	1,330						140,355
Copesul International Trading Inc.						72,840
Fenol Rio Química Ltda.				246
OCS — Odebrecht Administradora e Corretora de Seguros Ltda.				18
Odebrecht S.A.				6					500
Petrobras — Petróleo Brasileiro S.A.	22			6,966			39,522	6,370
Petrobrás Distribuidora S.A.	40						45	14,121
Politeno Indústria e Comércio S.A.	14,394
Pronor Petroquímica S.A.							4,644
Termoelétrica do Planalto Paulista				297
Other	7		615	690		110

	15,795	503	615	8,341	5,290	75,173	186,117	20,491	1,863

Braskem S.A.

Notes to the consolidated financial statements for the years ended December 31, 2002, 2001 and 2000 Expressed in thousands of U.S. dollars, unless otherwise stated

	December 31, 2001

					Other non
					current				Long-term
	Current assets				assets	Current liabilities			liabilities

				Advances			Advances
	Accounts	Advances to		for capital			from
	receivable	suppliers	Loans	increase	Loans	Loans	customers	Suppliers	Loans

Affiliates
Borealis OPP S.A.							2,675
CBP — Companhia Brasileira de Poliuretanos						5,828
Cetrel S.A. — Empresa de Proteção Ambiental	87	5,203	1,192		1,124				5
Ciquine — Companhia Petroquímica do Nordeste	3,101
Codeverde — Companhia de Desenvolvimento Rio Verde				134
COPESUL — Companhia Petroquímica do Sul								86,511
Copesul International Trading Inc.						40,385
EDN — Estireno do Nordeste S.A.	1,885
Fenol Rio Química Ltda.						1,917
Isopol — Petroquímica S.A.	543
NORCELL S.A.								789	2,119
Odebrecht S.A.			94,165			228,083
Oxiteno do Nordeste S.A.	3,207
Petrobras — Petróleo Brasileiro S.A.	4,939				9,448			41,616	10,597
Petrobras Distribuidora S.A.	705							1,716	3,801
Petroflex Indústria e Comércio S.A.	5,314				10,203
Polibrasil S.A. — Indústria e Comércio	4,490
Politeno Indústria e Comércio S.A.	8,597
Pronor Petroquímica S.A.						23,999
Other			552		79	45

	32,868	5,203	95,909	134	20,854	300,257	2,675	130,632	16,522

Braskem S.A.

Notes to the consolidated financial statements for the years ended December 31, 2002, 2001 and 2000 Expressed in thousands of U.S. dollars, unless otherwise stated

	Year ended December 31, 2002			Year ended December 31, 2001			Year ended December 31, 2000

	Sales of	Purchases		Sales of	Purchases		Sales of
	petrochemical	of	Financial	petrochemical	of	Financial	petrochemical	Purchases	Financial
	products,	materials	income	products,	materials	income	products,	of materials	income
	services	and	(expense)	services	and	(expense)	services	and	(expense)
	and utilities	services	net	and utilities	services	net	and utilities	services	net

Afilliates
Borealis OPP S.A.	21,450			43,604
CBP — Companhia Brasileira de Poliuretanos						(2,743)
Cetrel S.A. — Empresa de Proteção Ambiental	36	4,602		122	2,284		32	1,776
Ciquine — Companhia Petroquímica do Nordeste				63,226			73,986
COPESUL — Companhia Petroquímica do Sul	10,915	408,367		11,664	418,770
Copesul International Trading Inc.		19,996			9,869
EDN — Estireno do Nordeste S.A.				79,168			94,466
Isopol — Petroquímica S.A.							28,345
Nitrocarbono S.A.							76,900
OPP Química S.A.							133,576
Oxiteno do Nordeste S.A.				113,487			121,478
Petrobras Distribuidora S.A.	1,196	890		473	20,310	187	632	24,676	(1,718)
Petrobras — Petróleo Brasileiro S.A.	756	722,908	167,858	23,475	1,245,980	2,265	47,961	1,222,765	(4,657)
Petroflex Indústria e Comércio S.A.	74,001		1,242	75,491		1,478	79,832		1,665
Polialden Petroquímica S.A.				54,049			99,892
Polibrasil S.A. — Indústria e Comércio				90,257			121,323
Politeno Indústria e Comércio S.A.	181,720			207,292			227,873
Pronor ´Petroquímica S.A.				23,046		(323)
Rionil Compostos Vinílicos Ltda.	6,252			4,286
Sansuy Indústrias Químicas S.A.	13,492			10,869
Trikem S.A.							182,735	1,672	8,448

Year ended December 31	309,818	1,156,763	169,100	800,509	1,697,213	864	1,289,031	1,250,889	3,738

Braskem S.A.

Notes to the consolidated financial statements for the years ended December 31, 2002, 2001 and 2000 Expressed in thousands of U.S. dollars, unless otherwise stated

(a)	Trade accounts receivable and suppliers include the balances of transactions with related parties that result mainly from purchases and sales of goods and services, which were realized using prices and terms equivalent to the average terms and prices practiced in transactions with third parties.

(b)	The balance of the loan from Copesul International Trading Inc. arises from a specific arrangement negotiated with OPP Química and its subsidiary Lantana, with rates equivalent to the market rates. Besides the US dollar exchange variation, the average annual financial charges correspond to 7.76% to 8.25%.

(c)	The balance of the loan from Borealis OPP S.A. is subject to monthly interest of 2.4%.

(d)	The balance of the loan to Petrobras -Petróleo Brasileiro S.A. is subject to interest equal to the Long-Term Interest Rate (TJLP) plus 2% per annum.

(e)	The balances of the loans from CBP — Companhia Brasileira de Poliuretanos and Pronor Petroquímica S.A. are subject to interest equal to 108.5% of the interbank certificate of deposit (CDI) rate.

(f)	The balance of the loan payable to Odebrecht S.A. is subject to interest of 20.75% per annum.

The price of ethylene purchased from Copesul results from a process that shares the margin with the second generation companies of the petrochemical sector. This process consists of apportioning the gross margin in proportion to the return on investments. The prices practiced for the other products are established based on various market factors, including international ones.

The price of naphtha, the main raw material of Braskem supplied by Petrobras, is negotiated between Petrobras and the petrochemical companies, using as a reference the price practiced in the European market. Braskem is also importing naphtha at a volume equivalent to 30% of its consumption. The price reference is the international market (ARA).

Braskem S.A.

Notes to the consolidated financial statements for the years ended December 31, 2002, 2001 and 2000 Expressed in thousands of U.S. dollars, unless otherwise stated

4 Inventories

	December 31,

	2002	2001

Finished goods	106,343	123,740
Work in process	7,727	2,835
Raw materials	40,081	38,268
Spare parts and maintenance suppliers	52,599	47,950
Advances to suppliers and sundry materials	27,032	43,555
Other	19,374	20,722

	253,156	277,070
Long term inventories, net (*)	(22,553)	(8,248)

	230,603	268,822

(*)	Based on turnover and detailed analysis, part of the inventory of spare parts, maintenance supplies and others has been reclassified to long-term, and an allowance for obsolescence of US$ 3,270 has been recorded in 2002. No allowance was recorded at December 31, 2001.

5 Taxes recoverable

Taxes recoverable includes US$ 67,541 in current assets and US$ 148,842 in noncurrent assets relating to a December 2002 Federal Supreme Court decision which awarded the subsidiary OPP Química a federal excise tax (IPI) credit for past purchases of materials with a 0% IPI rate. The total amount of the gain from this decision was US$ 284,509, including approximately US$ 75,000 which had already been offset against taxes payable in prior years. The tax authorities have filed appeals to the Federal Supreme Court requesting clarification of the calculation of the credit but not challenging its existence.

This court decision affects only the OPP Química facility in the state of Rio Grande do Sul. Several of the Company’s subsidiaries have filed claims for the same IPI credit at other facilities, but the disputed amounts will not be recognized as gains before final decisions are issued by the courts.

Braskem S.A.

Notes to the consolidated financial statements for the years ended December 31, 2002, 2001 and 2000 Expressed in thousands of U.S. dollars, unless otherwise stated

6	Investments

The Company’s investments in associated companies accounted for by the equity method consist primarily of its shareholdings in Copesul, Politeno, Cetrel, Codeverde, Norcell and Petroflex. Summarized financial information of these companies was as follows:

	Shareholding		Shareholding in voting
	in total capital (%)		capital (%)		Equity in earnings of affiliates			Investment

	2002	2001	2002	2001	2002	2001	2000	2002	2001

COPESUL — Companhia Petroquímica do Sul (*)	29.46	29.46	29.46	29.46	8,693	2,332		63,748	83,224
Politeno Indústria e Comércio S.A. (*)	30.99	30.99	35.00	35.00	5,834	3,956		41,080	69,963
CETREL S.A. — Empresa de Proteção Ambiental	35.57	36.35	35.57	36.35	(517)	(1,188)	(1,055)	6,651	6,009
Codeverde Companhia de Desenvolvimento Rio Verde	35.42	35.39	35.42	35.39	(109)	(112)	(101)		5,379
NORCELL S.A.	76.52	88.42	86.15	50.00	(475)	841	9,811	13,684	48,251
Petroflex Indústria e Comércio S.A.	20.12	20.12	20.14	20.14	2,068	859	(1,766)	7,472	8,233
Other					(185)	(671)		9,410	18,450

					15,309	6,017	6,889	142,045	239,509
Goodwill and purchase accounting adjustments					7,158	(12,107)		108,473	164,933

					22,467	(6,090)	6,889	250,518	404,442

(*)	Recorded as an investment as from July 25, 2001.

Braskem S.A.

Notes to the consolidated financial statements for the years ended December 31, 2002, 2001 and 2000 Expressed in thousands of U.S. dollars, unless otherwise stated

Copesul is engaged in the manufacture, trade, import and export of basic petrochemical products and the production and supply of assets, such as steam, water, compressed air, electrical energy to the companies in the Southern Petrochemical Complex in the state of Rio Grande do Sul, as well as providing several services to these companies.

Politeno is engaged in the manufacture, processing, direct or indirect trade, consignment, export, import and transportation of polyethylene, as well as the participation in other companies. The main raw material for all of its products is ethylene, which is currently provided by Braskem.

Cetrel provides environmental protection and waste treatment services to companies in the Camaçari Petrochemical Complex.

Codeverde is a holding company for real estate in the state of Bahia.

Norcell is engaged in forestation activities. Although Braskem owns more than 50% of the voting shares, the terms of the Shareholders Agreement with Riocell S.A. grant significant participating rights to Riocell. As a result, Braskem does not have unilateral control over Norcell, and the investment is recorded on the equity method.

Petroflex is a manufacturer of synthetic rubber.

Braskem S.A.

Notes to the consolidated financial statements for the years ended December 31, 2002, 2001 and 2000 Expressed in thousands of U.S. dollars, unless otherwise stated

Copesul’s financial statements are summarized below:

	December 31,

	2002	2001

Balance sheet
Current assets	542,538	407,622
Property, plant and equipment	337,983	579,485
Other assets	61,040	83,479

	941,561	1,070,586

Current liabilities	500,042	369,242
Long-term liabilities	225,129	418,847
Shareholders’ equity	216,390	282,497

	941,561	1,070,586

	Years ended December 31,

	2002	2001

Statement of operations
Net sales	967,346	1,042,174
Cost of sales	(782,113)	(889,545)

Gross profit	185,233	152,629
Operating expenses	(30,020)	(40,755)
Non-operating income (loss)	(104,443)	(135,372)
Income tax expense, net	4,723	8,599

Net income (loss)	55,493	(14,899)

Braskem S.A.

Notes to the consolidated financial statements for the years ended December 31, 2002, 2001 and 2000 Expressed in thousands of U.S. dollars, unless otherwise stated

Reconciliation to investment balance and equity in earnings (loss):

	December 31,

	2002	2001

Proportional amount of affiliate’s shareholders’ equity above	63,748	83,224
Goodwill, net	2,674	4,780
Purchase accounting adjustments, excluding goodwill		(947)

Investment in affiliate	66,422	87,057

	Years ended December 31,

	2002	2001

Braskem’s equity in earnings (loss) of affiliate - excluding preacquisition earnings	8,693	3,257
Amortization of goodwill, negative goodwill and purchase accounting adjustments		(925)

Equity in earnings (loss) of affiliate	8,693	2,332

Goodwill relating to the acquisition of the Company’s original equity interest in Copesul in May 1992, was amortized until December 31, 2001. Effective January 1, 2002, goodwill is no longer amortized.

Braskem S.A.

Notes to the consolidated financial statements for the years ended December 31, 2002, 2001 and 2000 Expressed in thousands of U.S. dollars, unless otherwise stated

7	Property, plant and equipment

	December 31, 2002			December 31, 2001

		Accumulated			Accumulated
	Cost	depreciation	Net	Cost	depreciation	Net

Land	8,025		8,025	12,083		12,083
Buildings and improvements	189,784	(66,887)	122,897	279,162	(98,319)	180,843
Machinery and equipment	1,422,036	(491,265)	930,771	1,971,139	(677,174)	1,293,965
Furniture and fixtures	8,333	(7,951)	382	48,423	(24,125)	24,298
Vehicles	3,038	(2,447)	591	3,257	(2,476)	781
Computers	21,712	(14,983)	6,729	5,796	(4,296)	1,500
Others	40,761	(16,606)	24,155	57,750	(28,944)	28,806
Construction in progress	90,101		90,101	216,278		216,278

	1,783,790	(600,139)	1,183,651	2,593,888	(835,334)	1,758,554

Braskem S.A.

Notes to the consolidated financial statements for the years ended December 31, 2002, 2001 and 2000 Expressed in thousands of U.S. dollars, unless otherwise stated

8 Debt

		December 31,

	Annual financial charges	2002	2001

Foreign currency
Foreign notes payable (Eurobonds)
US$125,000 due February 2004	US$ exchange variation + interest of 11.5%	27,978	14,478
US$100,000 due October 2004	US$ exchange variation + interest of 11.0%	55,718	101,925
US$150,000 due June 2007	US$ exchange variation + interest of 9.0%	150,188	150,225
US$250,000 due July 2007	US$ exchange variation + interest of 10.6%	261,806	328,071
Advances on export contracts	US$ exchange variation + interest from 3.8% to 12.0%	88,015	575,670
Fixed	US$ exchange variation + interest from 2.9% to 4.8% over LIBOR	266,891	16,315
Working capital	US$ exchange variation + interest from 1.7% to 4.9% over LIBOR or fixed interest from 3.1% to 12.0%	564,027	397,169
Local currency
Working capital	Interest from 0.3% to 8.7% + indexed monetary restatement (TJLP, IGP-M and CDI) or fixed interest from 3.0% to 12.0%	180,052	246,693
Fixed
FINAME	Fixed interest of 3.7% + indexed monetary restatement (TJLP)	824	160,191
BNDES	Fixed interest from 3.9% to 10.8% + indexed monetary
	restatement (TJLP, TR and UMBNDES)	76,246	13,361
Other	TJLP + interest of 4.0% or IGP-M + interest of 4.5%	85,205	40,619
“Compror” financing of purchases		17,887

		1,774,837	2,044,717
Less: short-term debt		(303,074)	(249,894)

		1,471,763	1,794,823
Less: current portion of long-term debt		(413,039)	(578,776)

Long-term debt		1,058,724	1,216,047

Braskem S.A.

Notes to the consolidated financial statements for the years ended December 31, 2002, 2001 and 2000 Expressed in thousands of U.S. dollars, unless otherwise stated

The weighted average interest rates on short-term debt as of December 31, 2002 were 17.33% per annum for Brazilian currency debt and 9.04% per annum for US dollar debt.

The long-term amounts mature as follows:

December 31,
2002

2004	363,511
2005	158,501
2006	131,279
2007	405,233
2008	200

1,058,724

Loans related to the acquisition of fixed assets are backed by pledges of property, plant and equipment, shares of stock and letters of guarantee from management and shareholders. Certain working capital financing is backed by letters of credit and bank guarantees. Shares of OPP have been pledged as collateral for debt totaling US$ 34,861 at December 31, 2002. Shares of Polialden and Politeno have been pledged as collateral for debt totaling US$ 12,388 at December 31, 2002.

(a)	Foreign notes payable (Eurobonds)

(i)	Issued by the Company

In June 1997, Copene issued Eurobonds amounting to US$ 150,000 falling due in ten years and bearing annual interest of 9% to be paid semiannually in the months of June and December, commencing in December 1997.

(ii)	Eurobonds issued by OPP Petroquímica and Trikem

In February 1996, OPP Petroquímica (merged into OPP Química in December 2000) issued Eurobonds in the amount of US$ 125,000 falling due at February 22, 2004 and bearing annual interest of 11.5% to be paid semiannually in the months of February and August in each year, commencing in August 1996.

Braskem S.A.

Notes to the consolidated financial statements for the years ended December 31, 2002, 2001 and 2000 Expressed in thousands of U.S. dollars, unless otherwise stated

In October 1996, OPP Petroquímica issued Eurobonds in the amount of US$ 100,000 falling due at October 29, 2004 and bearing annual interest of 11% payable semiannually in April and October of each year, commencing in April 1997.

Up to December 2002, the subsidiary Lantana had reacquired US$ 180,000 of the OPP Petroquímica notes, and had resold US$ 37,000.

In July 1997, Trikem issued Eurobonds in the amount of US$ 250,000, falling due on July 24, 2007 and with annual interest of 10.625% payable semiannually in January and July of each year, commencing in January 1998. These notes grant exclusively to Trikem the right to repurchase the Eurobonds on July 24 of each year as from July 2002.

(b)	Long-term financing

(i)	Foreign currency

In December 2001, the Company obtained funds in the amount of US$ 250,000 for the prepayment of exports, which funds were directed to partial payment of the shares acquired in the auction of the ESAE Assets mentioned in Note 1(c-i). This loan was placed in two tranches and structured by a pool of banks led by ABN AMRO Real S.A. and Citibank S.A. The first tranche, in the amount of US$ 80,000, has a settlement term up to December 2004 and is subject to interest of 3.75% per annum plus semiannual Libor, payable semiannually. The second tranche, in the amount of US$ 170,000, has a settlement term up to 2006 and is subject to interest of 4.75% per annum plus semiannual Libor, payable semiannually. Amortization of the principal is linked with the Company’s exports and scheduled up to their related maturities. The debt balance, at December 31, 2002, is US$ 250,047.

(ii)	Local currency

BNDES

Local currency fixed capital loans include to various loans related to the expansion of the production capacity (including polyester — Proppet), environmental projects, operation control centers, laboratory and waste treatment station. These loans bear annual charges from 3.9% to 5%, plus the Long-term Interest Rate (TJLP) disclosed by the Brazilian Central Bank. The principal and charges are payable monthly up to July 2007.

Braskem S.A.

Notes to the consolidated financial statements for the years ended December 31, 2002, 2001 and 2000 Expressed in thousands of U.S. dollars, unless otherwise stated

The consolidated financial statements also include the financings obtained by Copene Participações from BNDES for the purchase of shares in the privatization of Polialden and Politeno, at the restated amount of US$ 12,388 (US$ 21,406 at December 31, 2001). The balances are subject to the Referential Rate (TR) and annual interest of 6.5% and are amortized semiannually in 20 installments from February 1997 to August 2006. These loans are guaranteed by the shares themselves and the surety of ESAE.

(c)	Working capital

(i)	Foreign currency

In the parent company, loans for working capital in foreign currency, in the amount of US$ 168,265, refer to financings of imports of raw material (US$ 13,614) and prepayments of export (US$ 154,651). These loans will be settled in various dates up to June 2006, through a link with future Company exports.

In June 2000, OPP Petroquímica received an advance from a foreign customer (prepayment of export) in the amount of US$ 75,300. In addition to the foreign exchange variation, the advance is subject to annual interest of 1.75% over semiannual LIBOR. The maximum term for shipment is December 2003, and the current debt balance is US$ 49,676 thousand.

In December 2002, OPP Química received an advance from foreign customers (prepayment of export), in the amount of US$ 97,200. In addition to the exchange variation, the advance is subject to annual interest of 3.75% over semiannual LIBOR. This contract is backed by a surety bond and will be paid through partial semiannual shipments from June 2003 to June 2006. The current debt balance is US$ 97,406.

Other financings in foreign currency of the subsidiary company OPP Química, in the amount of US$ 196,000, are subject to the exchange rate variation and annual average interest of 8.83%. These financings are backed by promissory notes guaranteed by the directorate of OPP Química and ODEQUI.

Braskem S.A.

Notes to the consolidated financial statements for the years ended December 31, 2002, 2001 and 2000 Expressed in thousands of U.S. dollars, unless otherwise stated

(ii)	Local currency

In December 2002, Unibanco S.A. granted a loan for working capital in the amount of R$ 150,000 thousand, falling due in January 2003 and bearing interest of 100% of the CDI plus an annual spread of 0.25%, payable upon final maturity. This contract is backed by a pledge of trade notes and sureties from the directorate. At December 31, 2002, the debt balance of this loan amounts to US$ 42,946.

Other local currency working capital loans of Braskem and its subsidiaries refer to working capital loans and guaranteed account loans from various financial institutions, which are backed by pledges of trade notes and sureties from the directorate.

(d)	The amounts recorded in current assets and long-term receivables as prepayment of financings correspond to the remittance of financial funds made by CPC Cayman and Lantana for an advanced settlement of the prepayment of exports, which are presented in short and long-term liabilities at their gross amounts, without deducting these prepayments.

9	Debentures

	December 31,

	2002	2001

1st series — maturing October 1, 2006
Interest of 110.00% of CDI from 10/01/01 to 11/30/02, 118.33% of CDI from 12/1/02 to 10/01/04, thereafter to be deliberated by debenture holders, with put option on 10/01/04	100,444	151,595
2nd series — maturing October 1, 2006
Interest of 13.25% p.a. over Market General Price Index (IGP-M)	63,362	63,831
Former OPP PP — maturing July 31, 2007
Interest of 5.00% p.a. over Long-Term, convertible into 606,907 thousand shares	182,124

	345,930	215,426
Less: current	(9,071)	(11,308)

Long-term	336,859	204,118

Braskem S.A.

Notes to the consolidated financial statements for the years ended December 31, 2002, 2001 and 2000 Expressed in thousands of U.S. dollars, unless otherwise stated

10	Taxes and contributions payable — Long-term liabilities

This balance comprises primarily taxes which Braskem and its subsidiaries are challenging in the judicial system. Although management, supported by its legal advisors, believes that the outcome of these lawsuits will be favorable to the subsidiaries, the questioned amounts are accrued as liabilities and updated for the variation in the SELIC interest rate. These liabilities will be reversed when Braskem and its subsidiaries receive a final favorable decision on the specific cases.

11	Income tax and social contribution on net income

(a)	Tax rates

Income taxes in Brazil include Federal Income Tax and Social Contribution on Net Income (“CSL”). There is no state or local income taxes in Brazil. The statutory rates applicable in each period were as follows (in percentages):

				February to
	2002	2001	January, 2000	December, 2000

Federal income tax	25.00	25.00	25.00	25.00
Social contribution	9.00	9.00	12.00	9.00

Composite marginal income tax rate	34.00	34.00	37.00	34.00

Braskem S.A.

Notes to the consolidated financial statements for the years ended December 31, 2002, 2001 and 2000 Expressed in thousands of U.S. dollars, unless otherwise stated

(b)	Income tax reconciliation

	Year ended December 31,

	2002	2001	2000

Income (loss) before income tax, equity in results of affiliates, minority interest and change in accounting principle	(527,106)	3,595	184,083
Income tax and social contribution benefit (expense) at statutory rate - 34%	179,216	(1,222)	(62,588)
Income tax on permanent differences	4,867	(74,770)
Tax effect of social contribution tax exemption ((i) below)	(36,305)	6,255	16,285
Benefit from tax holidays ((ii) below)	250	1,574	41,313
Net change in valuation allowance	(166,720)	81,342	1,648
Other	(1,730)	1,153	405

Tax (expense) benefit, per consolidated statement of operations	(20,422)	14,332	(2,937)

(i)	Braskem and its subsidiaries OPP Química and Trikem, have obtained judicial orders exempting them from the CSL (Note 11(e)).

(ii)	Certain of the production facilities have qualified for income tax incentives which provide full or partial exemptions from income tax on “exploration profit” for a fixed period of time (Note 11(d)).

Braskem S.A.

Notes to the consolidated financial statements for the years ended December 31, 2002, 2001 and 2000 Expressed in thousands of U.S. dollars, unless otherwise stated

(c)	Deferred income tax

Deferred tax assets (liabilities) are comprised of the following:

	December 31,

	2002	2001

Deferred tax assets
Net operating loss carryforwards	133,760	133,628
Permanent Assets	(15,776)	1,089
Deferred expenses	28,520	32,791
Investment in Copesul	183	653
Nondeductible accrued expenses and other temporary differences	138,960	92,490

Gross deferred tax assets	285,647	260,651

Deferred tax liabilities
Accelerated depreciation	(2,914)	(4,691)
Accrued liability for legal proceedings, net of restricted deposits		(1,379)
Inventories	(2,393)
Loan discount		(2,619)
Other temporary differences	(8,369)	(23,441)

Gross deferred tax liabilities	(13,676)	(32,130)

Valuation allowance	(227,677)	(172,534)

Net deferred tax asset	44,294	55,987

Long-term assets	61,208	79,753
Long-term liabilities	(16,914)	(23,766)

	44,294	55,987

Braskem S.A.

Notes to the consolidated financial statements for the years ended December 31, 2002, 2001 and 2000 Expressed in thousands of U.S. dollars, unless otherwise stated

At December 31, 2002, Braskem and its subsidiaries have tax loss carryforwards totaling US$ 535,040, of which US$ 3,129 have been used as the basis for recognizing net deferred tax assets and the remainder have a full valuation allowance. These tax loss carryforwards do not expire, but their utilization is limited to 30% of the taxable income in a subsequent year, and the balances are not indexed to inflation or exchange rates. Tax loss carryforwards are also lost if a corporate entity is extinguished such as through a merger. Furthermore, the net incremental benefit of these tax losses is limited in the medium term, since several industrial units are already benefited by income tax exemptions and reduced income tax rates, as described below.

(d)	Corporate income tax holidays

The Brazilian Federal government offers full or partial income tax holidays to companies which construct or expand facilities in northeastern Brazil. Several of the plants operated by Braskem and its subsidiaries have been granted such tax holidays, as summarized below:

		%exemption
		or reduction in	Expiration
Location	Product	income tax rate	date

Camaçari	Basic petrochemicals and utilities	75%	2011
Camaçari	Polyethylene	75%	2011
Camaçari	PVC	100%	2004
Marechal Deodoro	PVC	100%	2008

Braskem S.A.

Notes to the consolidated financial statements for the years ended December 31, 2002, 2001 and 2000 Expressed in thousands of U.S. dollars, unless otherwise stated

     In addition, the caustic soda and EDC plants in Bahia and Alagoas and the DMT and caprolactam plants in Bahia are eligible for partial tax holidays as follows:

% reduction
in income
Period	tax rate

January 1, 1998 to December 31, 2003	37.5%
January 1, 2004 to December 31, 2008	25.0%
January 1, 2009 to December 31, 2013	12.5%

The benefit of the tax holiday may not be distributed to stockholders and is recorded in a capital reserve (appropriated retained earnings), which can only be used to increase capital or absorb losses.

(e)	Social contribution

The subsidiary OPP Química obtained a final court decision which exempted it from the social contribution.

In 1992, Braskem and the current subsidiaries Trikem and Polialden also received final favorable decisions exempting them from the social contribution, but the government filed actions to rescind those decisions. In 1997, the Superior Court of Justice (STJ) overturned the 1992 decision. Since then the companies have filed several appeals to reverse this unfavorable decision.

Based on the opinion of legal counsel, the appeals should be successful in maintaining the companies’ exemption. If, however, the appeals are not successful, legal counsel has indicated that the loss of the exemption will be effective only as from the date of a final unfavorable decision and may not be applied retroactively. For this reason, no liability has been recorded. If a retroactive claim were made by the government, the exposure to Braskem and its subsidiaries would be approximately US$ 67,500, including interest but excluding fines.

Braskem S.A.

Notes to the consolidated financial statements for the years ended December 31, 2002, 2001 and 2000 Expressed in thousands of U.S. dollars, unless otherwise stated

12	Pension plan

(a)	ODEPREV — Odebrecht Previdência

Several of the Company’s subsidiaries are sponsors of a defined contribution pension plan founded by the Odebrecht Group. The consolidated contribution for the year ended December 31, 2002 was US$ 289.

(b)	Fundação Petrobras de Seguridade Social — PETROS

Braskem and its subsidiary Trikem sponsor a defined benefit plan for their employees. The plan is managed by the Fundação Petrobras de Seguridade Social (“PETROS”). Its main objectives are to complement retirement benefits provided by the government and to implement social assistance programs supported by the sponsoring companies. The sponsoring companies and their employees pay monthly contributions to PETROS based on their employees’ remuneration.

Financial and actuarial information for the pension plan, as provided by the independent actuary, are provided below:

	2002	2001	2000

Components of net pension cost
Service cost	1,701	1,927	1,679
Interest cost	4,354	5,370	5,437

Total	6,055	7,297	7,116

Return on assets
Actual	(15,377)	(10,039)	(11,035)
Gain (loss) deferred	12,194	5,939	6,647

Expected	(3,183)	(4,100)	(4,388)

Amortizations
Unrecognized net transition asset, being Recognized over 15 years from January 1, 1989	(620)	(727)	(929)
Actuarial losses (gains)	1,703
Employee contributions	(1,085)	(1,568)	(1,290)

Net periodic pension cost	2,870	902	509

Braskem S.A.

Notes to the consolidated financial statements for the years ended December 31, 2002, 2001 and 2000 Expressed in thousands of U.S. dollars, unless otherwise stated

	2002	2001	2000

Discount rate — %	13	13	13
Salary increase rate — %	9	9.3	9.3
Return on assets — %	13	13	13

Projected benefit obligation	(68,328)	(91,668)	(89,504)
Fair value of plan assets	55,942	68,503	95,400

Funded (unfunded) position	(12,386)	(23,165)	5,896
Unrecognized net obligation	(514)	(1,565)	(2,786)
Unrecognized net (gain) loss	12,715	30,724	23,747

Prepaid (accrued) pension	(185)	5,994	26,857

Changes in benefit obligation
Benefit obligation at the beginning of the year	91,668	89,504	90,619
Service cost	1,701	1,927	1,679
Interest cost	4,354	5,370	5,437
Actuarial loss	8,697	16,652	6,939
Benefit payments	(4,954)	(6,470)	(7,323)
Effect of exchange rate changes	(33,138)	(15,315)	(7,847)

Benefit obligation at the end of the year	68,328	91,668	89,504

Change in plan assets
Fair value of plan assets at the beginning of the year	68,503	95,400	96,310
Actual return on plan assets	15,377	10,039	11,035
Employer contribution	1,698	1,907	2,026
Participants contribution	1,085	1,568	1,290
Benefit payments	(4,954)	(6,470)	(7,323)
Loss on segregation of assets		(18,893)
Effect of exchange rate changes	(25,767)	(15,048)	(7,938)

Fair value of plan assets at the end of the year	55,942	68,503	95,400

In 2002 Braskem recognized a minimum pension liability of US$ 10,502, representing the difference between the accumulated benefit obligation and the fair value of plan assets. This liability was substantially recognized through a charge to a shareholders’ equity account.

Braskem S.A.

Notes to the consolidated financial statements for the years ended December 31, 2002, 2001 and 2000 Expressed in thousands of U.S. dollars, unless otherwise stated

(c)	PREVINOR — Associação de Previdência Privada

Braskem and its subsidiaries Polialden and Nitrocarbono sponsor defined benefit and defined contribution plans which are managed by PREVINOR — Associação de Previdência Privada. Contributions to the defined contribution plans totaled US$ 308 in the year ended December 31, 2002 (US$ 150 in 2002).

Financial and actuarial information for the defined benefit pension plans, as provided by the independent actuary, are provided below:

	2002	2001

Components of net pension cost
Service cost	19	8
Interest cost	564	237

Total	583	245

Return on assets
Actual	(457)	(776)
Gain (loss) deferred	(364)	369

Expected	(821)	(407)

Braskem S.A.

Notes to the consolidated financial statements for the years ended December 31, 2002, 2001 and 2000 Expressed in thousands of U.S. dollars, unless otherwise stated

	2002	2001

Amortizations
Amortization of prior service cost	(71)	(80)
Actuarial losses (gains)	35	10

Net periodic pension cost	(274)	(232)

Discount rate — %	12.4	12.4
Salary increase rate — %	7.1	7.1
Return on assets — %	17.1	17.1
Projected benefit obligation	(4,129)	(5,503)
Fair value of plan assets	4,490	5,679

Funded (unfunded) position	361	176
Unrecognized net obligation	(705)	(1,045)
Unrecognized net (gain) loss	833	1,104

Prepaid (accrued) pension	489	235

Changes in benefit obligation
Benefit obligation at the beginning of the year	5,503	4,662
Service cost	19	8
Interest cost	564	237
Actuarial loss	(273)	734
Benefit payments	(122)	(138)
Effect of business acquisitions	406
Effect of exchange rate changes	(1,968)

Benefit obligation at the end of the year	4,129	5,503

Change in plan assets
Fair value of plan assets at the beginning of the year	5,679	5,788
Actual return on plan assets	457	38
Employer contribution	5	1
Benefit payments	(122)	(138)
Expenses paid		(10)
Effect of business acquisitions	550
Effect of exchange rate changes	(2,079)

Fair value of plan assets at the end of the year	4,490	5,679

Braskem S.A.

Notes to the consolidated financial statements for the years ended December 31, 2002, 2001 and 2000 Expressed in thousands of U.S. dollars, unless otherwise stated

13	Commitments and contingencies

(a)	Commitments

Purchase commitments

Braskem and its subsidiaries have electric power purchase contracts for the consumption of energy by its industrial plants located in the states of Alagoas and Bahia. The minimum annual commitment under these contracts is approximately US$ 17,000 and the contracts extend for five years.

The Company purchases ethylene and propylene for its units in the Southern Petrochemical Complex from Copesul under a long-term contract through 2014. The minimum annual purchase commitment is 268,200 metric tons of ethylene and 262,200 metric tons of propylene. If the minimum is not purchased the Company must pay for the unpurchased amount at 40% of the current price. Based on 40% of the December 31, 2002 prices, this minimum commitment is US$ 93,401 per year.

(b)	Contingencies

Braskem and its subsidiaries are defendants in various civil and labor cases. Based on the advice of its legal counsel, management has established liabilities for those cases in which an unfavorable outcome is probable.

Descriptions of the more significant cases follow.

Braskem S.A.

Notes to the consolidated financial statements for the years ended December 31, 2002, 2001 and 2000 Expressed in thousands of U.S. dollars, unless otherwise stated

(i)	Collective labor agreement

The chemical workers union in the Camaçari region (SINDIQUÍMICA) and the syndicate of chemical manufacturers in the same region (SINPEQ) are disputing in the courts whether the wage and salary indexation clause in their collective labor agreement was overruled by a 1990 economic policy law which restricted wage and salary increases. Braskem, Trikem, Polialden, Nitrocarbono and Politeno operated plants in the region in 1990 and are members of SINPEQ. The union is requesting that salaries and wages be adjusted retroactively and cumulatively since 1990.

The most recent ruling, in December 2002, was favorable to SINPEQ and established that the economic policy law overruled the collective labor agreement. Nevertheless, the decision is still subject to appeal.

Management, based on the opinion of its legal advisers, believes that the SINPEQ position will prevail. As a result, no loss has been accrued for this contingency.

(ii)	Polialden preferred shareholders

Banco Fator, as the administrator of Fundo Fator Sinergia, a mutual fund, filed a Declaratory Action to obtain a ruling that the preferred shares of Polialden do not have fixed dividends and therefore are entitled to participate in the distribution of profits on the same basis as common shareholders. Polialden management, supported by the decision of the Brazilian Securities Commission (CVM) and the opinion of its legal advisors, understands that no additional dividend for preferred shares is due, and Polialden is contesting the lawsuit, which is pending judgement.

Jurisprudence in similar cases is generally favorable to Polialden. However, in August 2001, contrary to the opinion about the matter issued by the CVM in August 2000, as well as opinions of renowned jurists, the 4th Panel of the Higher Court of Justice (STJ) decided, in a Special Appeal of a shareholder, to grant the plaintiff participation in the payment of dividends on an equal basis with common shares. This decision is not the final decision and is being appealed by Polialden. On July 28, 2002, Polialden made a judicial deposit to cover its exposure (US$ 1,603) to possible losses from the lawsuit.

Braskem S.A.

Notes to the consolidated financial statements for the years ended December 31, 2002, 2001 and 2000 Expressed in thousands of U.S. dollars, unless otherwise stated

(iii)	Civil litigation of OPP Química and Trikem

The subsidiaries OPP Química and Trikem have civil claims about various matters, which amount to approximately US$ 71,300. Management and its internal legal advisors, supported by recent opinions of its external legal advisors, believe that losses on these claims are not probable, and no liability has been recorded.

(c)	Guarantees

In the ordinary course of business, the Company and its subsidiaries provide guarantees to financial institutions which provide financing to certain customers. At December 31, 2002, the nominal value of the guaranteed customer balances was US$ 122,164.

14	Minority interest

Minority interest relates to the interest of minority shareholders in the capital of Trikem, Companhia Alagoas Industrial — CINAL, CPP — Companhia Petroquímica Paulista, Polialden, Copene Monômeros Especiais S.A., Tegal Terminal de Gases Ltda and Nitrocarbono S.A..

15	Shareholders’ equity

(a)	Capital

Preferred shares are not convertible into common shares and do not carry voting rights, but they have priority to a minimum non-cumulative annual dividend of 6%, depending on the availability of income for distribution. Only the preferred “A” shares have equal participation with the common shares in the remaining income, and this right exists only after the payment of dividends to the holders of preferred shares. The preferred “A” shares also have equal rights with the common shares to receive distributions of shares arising from the capitalization of other reserves.

Braskem S.A.

Notes to the consolidated financial statements for the years ended December 31, 2002, 2001 and 2000 Expressed in thousands of U.S. dollars, unless otherwise stated

Shares subscribed through the Northeast Investment Fund (FINOR) tax incentives (preferred “B” shares) do not have preferential rights in the event of new share subscriptions. Subsequent to the expiration of the period of non-transferability as foreseen in special legislation, these shares may be converted into preferred “A” shares at any time, at the ratio of two preferred “B” shares for one preferred “A” share.

In the event of dissolution of the Company, the preferred “A” and “B” shares have priority to capital reimbursement.

(b)	Dividends

Shareholders have the right to a mandatory minimum dividend of 25% of net income, computed in accordance with the terms of the Brazilian Corporate Law and payable in Brazilian Reais.

As described in the Memoranda of Understanding for Shareholders’ Agreements signed by (i) Odebrecht Química S.A., Petroquímica da Bahia S.A., Fundação Petrobras de Seguridade Social — PETROS and Previ — Caixa de Previdência dos Funcionários do Banco do Brasil and (ii) Odebrecht Química S.A., Petroquímica da Bahia S.A. and Petrobras Química S.A. — Petroquisa, on July 20 and July 3, 2001, respectively, Braskem must distribute dividends in a percentage not less than 50% of available net income of each year, as long as remaining reserves are sufficient to maintain efficient operations and development of the Company’s business.

According to the terms agreed in the Particular Instrument of Re-Ratification of a Particular Deed of Issue of Non-convertible Debentures with Floating Guarantee of the Tenth Issue and in the Export Prepayment Credit Agreement, the payment of dividends, interest on own capital or any other participation in profits is limited to at most 50% of net income for the year or 6% of the unit value of the preferred “A” and “B” shares, whichever is higher.

In accordance with the Company’s statutes, Braskem may pay interest on its own capital to its shareholders, within the terms of Article 9, paragraph 7, of Law 9249/1995. Interest, when paid or credited, will be considered as part of the priority dividend on preferred shares as well as part of the minimum dividend requirement.

(c)	Shares held in treasury

On December 31, 2002, Braskem held in treasury 54,620 thousand class “A” preferred shares at the total cost of US$ 15,412.

Braskem S.A.

Notes to the consolidated financial statements for the years ended December 31, 2002, 2001 and 2000 Expressed in thousands of U.S. dollars, unless otherwise stated

(d)	American Depositary Receipt (ADR) Program

On October 20, 1998, the Company obtained a Level II registration with the Securities and Exchange Commission (SEC) and, on December 21, 1998, started trading American Depositary Receipts (ADRs) on the New York Stock Exchange (NYSE), as follows:

➢	Type of shares: preferred class “A”

➢	Each ADR represents 50 (fifty) preferred “A” shares

➢	The shares are negotiated as ADRs under the symbol “BAK” at the NYSE

➢	Depositary Bank overseas: Citibank N.A. — New York branch

➢	Custodian Bank in Brazil: Banco Itaú S.A.

16	Financial instruments

Braskem and its subsidiary companies engage in transactions involving financial instruments to manage the financial requirements of their operations, to supplement cash flow requirements, to guarantee the supply of raw materials and to hedge their U.S. dollar denominated debt. Risk management is carried out by adopting financial market mechanisms which reduce the exposure of the Company’s assets and liabilities, protecting its equity.

The net book values of the financial assets and liabilities of Braskem and its subsidiaries at December 31, 2002 are equivalent to their approximate market values. The main financial instruments are comprised of the following accounts:

(a)	Investments

The market values of the investments in the associated companies Copesul and Petroflex, the shares of which are traded in the stock exchange, were estimated based on the final market quotations on the São Paulo Stock Exchange, where most of the shares are traded. This estimate does not necessarily reflect the realizable value of a representative lot of shares.

At December 31, 2002, the market value of these shares held by Braskem and its subsidiaries is US$ 55,111 for Copesul and US$ 4,836 for Petroflex. At May 31, 2003, these market values were US$ 108,936 for Copesul and US$ 10,665 for Petroflex. No allowance for loss on these investments has been recorded because, based on projected cash flow analyses and independent valuation studies, the decline in the value of these investees is believed to be temporary.

Braskem S.A.

Notes to the consolidated financial statements for the years ended December 31, 2002, 2001 and 2000 Expressed in thousands of U.S. dollars, unless otherwise stated

(b)	Derivatives

Since Braskem operates in the international market, where it obtains funding for its operations and investments, it is exposed to market risks related to variations of foreign currency exchange rates and international interest rates.

Braskem developed a risk management policy as from December 31, 2001 with the following objectives: maintain coverage of principal and interest settlements (consolidated) maturing within 12 months for, at least (i) 60% of Braskem’s total U.S.-dollar indebtedness that is related to exports (trade finance), excluding Advances on Currency Contracts (ACCs) with a remaining maturity of up to 6 months and Advances on Export Contracts (ACEs) and (ii) 75% of the total debt in U.S. dollars unrelated to exports (non-trade finance). Compliance with this policy varies based upon applicable market conditions, credit availability and cash balances.

Braskem uses various kinds of currency risk management instruments, some of them using available cash. The most common transaction using available cash adopted by Braskem involves foreign currency cash investments (certificates of deposit, international funds, time deposits and overnight funds) and options. The most common foreign currency risk management instruments without using available cash are swap contracts (exchange of U.S. dollar variation for Interbank Deposit Certificate (CDI) rate) and forwards.

Effective January 1, 2001, the Company adopted SFAS No. 133, “Accounting for Derivative Instruments and Hedging Activities,” as amended. The Company’s contracts did not meet the criteria to qualify as the hedge of an exposure to foreign currency or interest rate risk. Therefore, the Company has accounted for the derivative transactions by calculating the unrealized gain or loss at the balance sheet date and changes in the fair value of all derivatives are now being recorded in current operations.

Until the adoption of SFAS No. 133, the derivative instruments would be accounted for as a “no hedging designation” instrument, and any gain or loss thereon would be recognized currently in earnings at the settlement amount at each closing date. As a result of adopting SFAS 133 as of January 1, 2001, the Company recorded a net asset of US$ 1,767 (net of income tax effects of US$ 589), reflecting the net fair value on such date of its derivative financial instruments and the contra-entry is presented as “Cumulative effect of a change in accounting principle” in the statement of operations for the year ended December 31, 2001.

Braskem S.A.

Notes to the consolidated financial statements for the years ended December 31, 2002, 2001 and 2000 Expressed in thousands of U.S. dollars, unless otherwise stated

On December 31, 2002, Braskem and its direct and indirect subsidiaries had swap, forward and option contracts for foreign currency and interest, with a total notional amount of US$ 154,915, falling due between January 2, 2003 and June 1, 2004. These instruments are intended to reduce the impacts of an eventual devaluation of the Brazilian real and an increase in international interest rates on U.S. dollar liabilities.

At December 31, 2002, the fair value of derivative instruments in an asset position was US$ 391 (2001 — US$ 5,214), and the fair value of derivative instruments in a liability position was US$ 6,370 (2001 — US$ 12,542). These amounts are recorded in the balance sheet as other current assets and fair market value of derivative financial instruments (current liability), respectively.

17	Major non-cash investing and financing transactions

The following non-cash transactions were excluded from the statement of cash flows:

(a)	The corporate reorganization transactions involving companies under common control, as described in Note 1(b).

(b)	The acquisitions of OPP PP and 52114 in exchange for Braskem shares, as described in Note 1(c-v).

(c)	The distributions by OPP PP included in the statement of changes in stockholder’s equity, which were primarily made through debits to the intercompany loan accounts involving the Odebrecht Group.

18	Business segments

The Company has four identifiable reportable segments, as more fully described in Note 1(a):

➢	Basic Petrochemicals

➢	Polyolefins

➢	Vinyls

➢	Business Development

Braskem S.A.

Notes to the consolidated financial statements for the years ended December 31, 2002, 2001 and 2000 Expressed in thousands of U.S. dollars, unless otherwise stated

The accounting policies underlying the financial information provided for the segments are based on accounting principles determined by Brazilian Corporate Legislation. Management of the Company evaluates segment performance information generated from the statutory accounting records. Intersegment transactions are recorded at their statutory amounts.

The local currency information related to the statement of operations data has been translated to U.S. dollars, for convenience purposes, at the average rate for each period presented. The information at the balance sheet date has been translated to U.S. dollars at the respective year-end exchange rates.

Braskem prepared a reconciliation of segment information to its consolidated financial statements and restated prior period segment information as practicable.

	December 31,

	2002	2001

Basic Petrochemicals	757,231	1,859,121
Polyolefins	1,174,213	1,157,998
Vinyls	650,906	927,881
Business Development	94,556	77,170
Other	908,369	342,619
US GAAP adjustments and eliminations	(650,321)	(661,543)

Total segment assets	2,934,954	3,703,246

Basic Petrochemicals	717,729	529,611
Polyolefins	114,258	195,819
Vinyls	6,110	10,141
Business Development	563
Other	190,114	12,042
US GAAP adjustments and eliminations	(778,556)	(343,171)

Total investments	250,518	404,442

Braskem S.A.

Notes to the consolidated financial statements for the years ended December 31, 2002, 2001 and 2000 Expressed in thousands of U.S. dollars, unless otherwise stated

	Years ended December 31,

	2002	2001	2000

Basic Petrochemicals	1,127,142	1,330,987	1,568,713
Polyolefins	873,748	341,364
Vinyls	403,930	153,864
Business Development	92,506	28,368
US GAAP adjustments and eliminations	(106,210)	(82,692)	(13,613)

Net sales	2,391,116	1,771,891	1,555,100

Basic Petrochemicals	84,348	132,255	218,335
Polyolefins	312,667	52,570
Vinyls	18,739	23,574
Business Development	5,721	3,208
US GAAP adjustments and eliminations	100,688	32,445	7,373

Operating income	522,163	244,052	225,708

Less:
Equity in earnings in affiliates	22,467	(6,090)	6,889
Minority interest	65,024	(63,848)	15
Income taxes	(20,422)	14,332	(2,937)
Financial income (expenses)	(991,988)	(214,145)	(39,131)
Non-operating income (expense)	(57,281)	(26,312)	(2,494)
Cumulative effect of a change in accounting principle		1,767

Net income (loss)	(460,037)	(50,244)	188,050

Basic Petrochemicals	(40,768)	(44,958)	(58,050)
Polyolefins	(14,639)	(7,757)
Vinyls	(15,130)	(4,904)
Business Development	(460)	(1,432)
US GAAP adjustments and eliminations	9,041	4,886	6,454

Total depreciation	(61,956)	(54,165)	(51,596)

Braskem S.A.

Notes to the consolidated financial statements for the years ended December 31, 2002, 2001 and 2000 Expressed in thousands of U.S. dollars, unless otherwise stated

Information on the geographical composition of the Company’s sales is as follows:

	Years ended December 31,

	2002	2001	2000

Domestic	1,854,741	1,573,139	1,387,435
Exports from Brazil	536,375	198,752	167,665

Total net sales	2,391,116	1,771,891	1,555,100

Exports from Brazil (classified by geographic destination)

	Years ended December 31,

	2002	2001	2000

Americas	313,371	130,834	131,532
Far East	102,196	33,623
Europe	91,160	22,632	34,929
Other	29,648	11,663	1,204

	536,375	198,752	167,665

19	Earnings per share

The following table provides a reconciliation of the numerators and denominators used in computing earnings per share and the allocation of distributed and undistributed income between common and preferred stockholders under the two-class method of computing earnings per share as required by SFAS No. 128.

Braskem S.A.

Notes to the consolidated financial statements for the years ended December 31, 2002, 2001 and 2000 Expressed in thousands of U.S. dollars, unless otherwise stated

		Weighted average	Per thousand
	Net income	number of shares	shares (whole US
	(loss)	(thousands)	dollars)

2002
Basic and diluted loss available to common shareholders	(460,037)	1,198,834	(383.74)

2001
Basic and diluted loss available to common shareholders	(50,244)	881,548	(57.00)

2000
Net income	188,050
Less dividends declared and paid in current period:
Preferred class A	(29,865)
Preferred class B	(257)

Total undistributed earnings	157,928

Income allocated to:
Preferred class A
To satisfy 6% minimum dividend requirement	(6,915)
Pro-rata share of excess shared with common shareholders	96,239
Preferred class B
To satisfy 6% minimum dividend requirement	(15)

Basic income available to common shareholders	68,617	646,693	106.10

Effect of conversion of preferred class B to preferred class A	0.03

Diluted income available to common shareholders	68,617	646,693	106.10

Basic and diluted earnings per share are the same in 2002 and 2001 because the effects of conversion of convertible debentures (Note 9) would be antidilutive. No dilutive securities existed in 2000.

Braskem S.A.

Notes to the consolidated financial statements for the years ended December 31, 2002, 2001 and 2000 Expressed in thousands of U.S. dollars, unless otherwise stated

20	Restatement of 2001 consolidated financial statements

(a)	As described in Note 1(c-v), the Company’s consolidated financial statements have been retroactively restated to include OPP PP and its subsidiaries as from July 25, 2001, the date that Braskem and OPP PP came under common control and to eliminate intercompany transactions for that period. The following table shows the consolidation of OPP PP into Braskem for the respective periods presented.

	As of December 31, 2001

	Braskem -
	before
	consolidation of
	OPP PP (as		Eliminations
	restated, see		and	Braskem -
	Note 20(b))	OPP PP	reclassifications	restated

Current assets	433,796	517,278	(41,632)	909,442
Investments	159,868	96,651	147,923	404,442
Goodwill, net	336,406	9,581	(161,100)	184,887
Property, plant and equipment, net	1,078,429	680,125		1,758,554
Other non-current assets	243,378	241,328	(38,785)	445,921

Total assets	2,251,877	1,544,963	(93,594)	3,703,246

Current liabilities	391,695	1,169,607	(41,633)	1,519,669
Long-term liabilities	943,326	759,976	(38,786)	1,664,516

Total liabilities	1,335,021	1,929,583	(80,419)	3,184,185

Minority interest	132,579	200,625	(9,592)	323,612
Shareholders’ equity	784,277	(585,245)	(3,583)	195,449

Total liabilities and shareholders’ equity	2,251,877	1,544,963	(93,594)	3,703,246

Braskem S.A.

Notes to the consolidated financial statements for the years ended December 31, 2002, 2001 and 2000 Expressed in thousands of U.S. dollars, unless otherwise stated

	For the year ended December 31, 2001

	Braskem -
	before	OPP PP - Five
	consolidation of	month-period
	OPP PP (as	ended
	restated, see	December		Braskem -
	Note 20(b))	31,2001	Eliminations	restated

Net sales, net of allowances	1,382,050	457,792	(67,951)	1,771,891
Cost of sales	(1,186,779)	(328,379)	67,951	(1,447,207)
Gross profit	195,271	129,413		324,684
Operating income	133,485	110,567		244,052
Non-operating income	(162,587)	(77,870)		(240,457)
Income before income tax, equity in results of affiliates, minority interest and change in accounting principle	(29,102)	32,697		3,595
Income tax	14,524	(192)		14,332
Income before equity in results of affiliates, minority interest and change in accounting principle	(14,578)	32,505		17,927
Equity in results of affiliates	4,358	(6,863)	(3,585)	(6,090)
Minority interest	(1,265)	(62,583)		(63,848)
Income before change in accounting principle	(11,485)	(36,941)	(3,585)	(52,011)
Cumulative effect of change in accounting principle, net of income tax effect	1,767			1,767
Loss for the year	(9,718)	(36,941)	(3,585)	(50,244)
Basic and diluted earnings (losses) per thousand common shares	(15.03)			(57.00)

(b)	After issuing the consolidated financial statements of the Company for the year ended December 31, 2001, management of the Company determined that the original accounting for the acquisition of the Northeast Assets (Note 1(c)) in July 2001 did not appropriately reflect the fact that the Odebrecht Group had indirect control of the Company immediately after the ESAE Auction.

Braskem S.A.

Notes to the consolidated financial statements for the years ended December 31, 2002, 2001 and 2000 Expressed in thousands of U.S. dollars, unless otherwise stated

The consolidated financial statements for the year ended December 31, 2001 have therefore been restated to record the portions of the Northeast Assets that were purchased by the Company from the Odebrecht Group at their carry over basis. The excess of the purchase price over the book value of the Northeast Assets has been reflected as a distribution to the Odebrecht Group. The effects of the restatement on the consolidated balance sheet and statement of operations are summarized below:

	As originally
	reported	As restated

Balance sheet as of December 31, 2001:
Investments in affiliated companies	171,014	159,868
Goodwill, net	486,149	336,406
Property, plant and equipment, net	1,094,486	1,078,429
Long-term liabilities	945,334	943,326
Shareholders’ equity	959,215	784,277
Statement of operations for the year ended December 31, 2001:
Cost of sales	(1,187,592)	(1,186,779)
Operating income	132,672	133,485
Income tax benefit	16,077	16,363
Equity in earnings of affiliated companies	4,095	4,358
Loss for the year	(11,080)	(9,718)
Basic and diluted loss per common share	(17.13)	(15.03)

*	*	*