Form 20-F/A
period 2003-12-31
BRASKEM SA
filed 2004-08-31
CIK 1071438

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F/A

(Amendment No. 1)

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

	At and for the Year Ended December 31,
		2003(1)	2003		2002		2001(2)		2000		1999
		(in millions
		of US$, except
		per thousand
		shares and per	(in millions of reais, except per thousand shares,
		ADS amounts)	per ADS amounts and operating data)
Statement of Operations Data
Brazilian GAAP:
Net sales revenue	US$	3,508.1	R$	10,135.8	R$	7,576.6	R$	4,459.5	R$	2,897.5	R$	1,874.8
Cost of sales and services rendered		(2,799.8)		(8,089.3)		(6,175.5)		(3,637.6)		(2,357.1)		(1,344.1)

Gross profit		708.3		2,046.5		1,401.1		821.9		540.4		530.7
Selling and general and administrative expenses		(163.3)		(471.9)		(577.7)		(210.3)		(116.2)		(101.7)
Investment in associated companies, net (3)		(54.8)		(158.2)		(251.7)		(214.3)		(3.6)		4.2
Depreciation and amortization		(67.0)		(193.5)		(222.4)		(111.3)		(36.5)		(36.1)
Financial expenses		(246.6)		(712.6)		(3,481.5)		(801.2)		(250.0)		(346.6)
Financial income		3.1		9.0		619.6		294.7		178.6		173.2
Zero-rated IPI credit		—		—		1,030.1		—		—		—

	At and for the Year Ended December 31,
	2003(1)		2003		2002		2001(2)		2000		1999
	(in millions
	of US$, except
	per thousand
	shares and per		(in millions of reais, except per thousand shares,
	ADS amounts)		per ADS amounts and operating data)
Other operating income (expenses)		17.2		49.7		102.6		103.3		(12.5)		5.5

Operating income (loss)		196.9		569.0		(1,379.9)		(117.2)		300.2		229.2
Non-operating expenses, net		(1.7)		(4.8)		(98.0)		(120.8)		(0.6)		(9.1)

Income (loss) before income tax and social contribution (current and deferred) and minority interest		195.2		564.2		(1,477.9)		(238.0)		299.6		220.1
Income tax and social contribution (current and deferred)		(42.5)		(122.9)		(89.8)		(77.6)		(73.3)		(54.4)

Income (loss) before minority interest		152.7		441.3		(1,567.7)		(315.6)		226.3		165.7
Minority interest		(78.3)		(226.2)		189.0		(108.9)		1.3		0.2

Net income (loss) for the year	US$	74.4	R$	215.1	R$	(1,378.7)	R$	(424.5)	R$	227.6	R$	165.9

Number of shares outstanding at year end, excluding treasury shares (in thousands):
Common shares		—		25,608,114		24,521,820		12,933,860		12,933,860		12,933,860
Class A preferred shares		—		42,594,754		42,122,880		21,592,900		21,592,900		21,574,900
Class B preferred shares		—		229,155		229,155		229,155		229,155		229,155
Net income (loss) per thousand shares at year end (4)	US$	1.09	R$	3.15	R$	(20.62)	R$	(12.21)	R$	6.55	R$	4.78
Net income (loss) per ADS at year end (4)		1.09		3.15		(20.62)		(12.21)		6.55		4.78
Dividends declared per thousand shares:
Common shares		—		—		—		1.73		3.44		2.42
Class A preferred shares		—		—		0.52		2.08		3.44		2.42
Class B preferred shares		—		—		0.52		2.08		2.08		2.08
Dividends declared per ADS		—		—		0.52		2.08		3.44		2.42
U.S. GAAP:
Net income (loss) for the year	US$	130.9	R$	378.1	R$	(1,144.0)	R$	(471.0)
Basic earnings (loss) per thousand shares (weighted average) (4):
Common shares		1.95		5.63		(47.71)		(26.71)
Class A preferred shares		1.90		5.48		—		—
Class B preferred shares		0.60		1.74		—		—
Basic earnings (loss) per ADS (weighted average) (4)		1.90		5.48		—		—
Diluted earnings (loss) per thousand shares (weighted average) (4):
Common shares	US$	1.93	R$	5.58	R$	(47.71)	R$	(26.71)
Class A preferred shares		1.89		5.46		—		—
Class B preferred shares		0.60		1.74		—		—
Diluted earnings (loss) per ADS (weighted average) (4)		1.89		5.46		—		—
Balance Sheet Data
Brazilian GAAP:
Cash, cash equivalents and marketable securities	US$	409.9	R$	1,184.3	R$	821.0	R$	513.2	R$	708.9	R$	561.4
Trade accounts receivable		420.9		1,216.2		959.0		484.1		231.6		188.6
Inventories		370.9		1,071.6		889.1		667.8		163.4		119.9
Property, plant and equipment, net		1,741.7		5,032.0		5,296.7		4,429.7		1,969.0		1,977.2
Total assets		4,805.1		13,883.0		13,898.2		9,555.3		3,748.7		3,544.3
Short-term loans and financing (including current portion of long-term debt)		943.7		2,726.5		2,746.1		1,966.4		331.5		257.4
Short-term debentures		120.8		349.0		32.1		26.2		—		—
Short-term related company debt		0.1		0.2		8.2		88.7		—		—
Long-term loans and financing		1,251.3		3,615.3		3,891.6		3,101.7		861.8		915.6
Long-term debentures		395.6		1,143.0		1,190.2		473.6		—		—

	At and for the Year Ended December 31,
	2003(1)		2003		2002		2001(2)		2000		1999
	(in millions
	of US$, except
	per thousand
	shares and per		(in millions of reais, except per thousand shares,
	ADS amounts)		per ADS amounts and operating data)
Long-term related company debt		61.5		177.6		189.3		626.7		0.9		1.1
Minority interest		191.9		554.4		433.1		738.0		27.4		30.1
Share capital		653.3		1,887.4		1,845.4		1,201.6		1,203.9		1,203.9
Shareholders’ equity		731.2		2,112.6		1,821.8		1,729.0		2,267.8		2,085.3
U.S. GAAP:
Total assets	US$	3,827.4	R$	11,058.2	R$	10,531.7	R$	7,803.0
Shareholders’ equity		2.7		7.8		(415.2)		291.4
Other Financial Information
Brazilian GAAP:
Net cash provided by (used in):
Operating activities	US$	200.9	R$	580.5	R$	790.0	R$	1,453.9	R$	550.3	R$	613.6
Investing activities		(159.4)		(460.4)		(646.7)		(862.2)		(115.6)		(34.6)
Financing activities		127.3		367.8		(237.2)		(404.9)		(287.2)		(210.7)
Capital expenditures:
Property, plant and equipment		74.3		214.7		419.9		318.0		18.4		48.0
Interest in other companies		24.8		71.7		13.1		1,172.3		82.6		26.6

	At and for the year ended December 31,
	2003	2002	2001(2)	2000	1999
	(in millions of reais, except per thousand shares,
	per ADS amounts and operating data)
Operating Data (5):
Ethylene:
Domestic sales volume (in thousands of tons)	1,047.3	994.8	1,064.8	1,103.8	1,121.1
Average domestic price per ton (in R$)	1,655	1,292	1,135	1,090	633
Propylene:
Domestic sales volume (in thousands of tons)	403.4	415.2	421.1	487.7	494.3
Average domestic price per ton (in R$)	1,477	1,106	829	875	444
Polyethylene:
Domestic sales volume (in thousands of tons) (6)	446.1	491.7	199.3
Average domestic price per ton (in R$)	2,567	2,007	2,114
Polypropylene:
Domestic sales volume (in thousands of tons) (6)	374.9	395.1	140.4
Average domestic price per ton (in R$)	2,689	1,931	1,969
PVC:
Domestic sales volume (in thousands of tons) (7)	342.4	350.1	125.9
Average domestic price per ton (in R$)	2,390	2,034	1,612
Number of employees (at period end)	2,868	2,817	1,424	1,161	1,104

(1)	Translated for convenience only using the commercial selling rate as reported by the Central Bank at December 31, 2003 for reais into U.S. dollars of R$2.889=US$1.00.

(2)	The financial information for 2001 is not comparable with the financial information for 2000 and 1999 as a result of our merger with OPP Produtos Petroquímicos S.A., or OPP Produtos, which we accounted for as if it had occurred on July 25, 2001 as a result of the common control exercised by the Odebrecht Group over our company and OPP Produtos.

(3)	Investment in associated companies, net comprises equity in the results, amortization of goodwill, net, foreign exchange variation and tax incentives and other.

(4)	Net income (loss) per 1,000 shares or ADS under Brazilian GAAP is based on shares outstanding at the end of each year. Earnings (loss) per 1,000 shares or ADS under U.S. GAAP is based on the weighted average number of class A preferred shares outstanding during each period.

(5)	Including intra-company sales within Braskem.

(6)	Represents the sum of the sales volumes of Polialden Petroquímica S.A. and OPP Química S.A. for 2001.

(7)	Represents the sales volume of Trikem S.A. for 2001.

Exchange Rates

     There are two principal legal foreign exchange markets in Brazil:

•	the commercial rate exchange market; and

•	the floating rate exchange market.

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

     From March 1995 through January 1999, the Central Bank allowed the gradual devaluation of the real against the U.S. dollar. In January 1999, the Central Bank allowed the real/U.S. dollar exchange rate to float freely. Since then, the real/U.S. dollar exchange rate has been established mainly by the Brazilian interbank market and has fluctuated considerably. From December 31, 1998 through December 31, 2003, the real devalued by 58.2% against the U.S. dollar, and at August 27, 2004, the commercial selling rate for U.S. dollars was R$2.957 per US$1.00. The Central Bank has intervened occasionally to control unstable movements in the foreign exchange rate. However, the exchange market may continue to be volatile, and the real may depreciate or appreciate substantially in value in relation to the U.S. dollar in the future.

     The following table shows the commercial selling rate for U.S. dollars for the periods and dates indicated. The information in the “Average” column represents the average of the exchange rates on the last day of each month during the periods presented.

	Reais per U.S. Dollar
Year	High		Low		Average		Period End
1999	R$	2.165	R$	1.210	R$	1.851	R$	1.789
2000		1.985		1.723		1.835		1.956
2001		2.801		1.936		2.353		2.320
2002		3.955		2.271		2.998		3.533
2003		3.662		2.822		3.071		2.889

Source:	Central Bank

	Reais per U.S. Dollar
Month	High		Low
February 2004	R$	2.988	R$	2.904
March 2004		2.941		2.872
April 2004		2.952		2.874
May 2004		3.205		2.957
June 2004		3.165		3.103
July 2004		3.075		2.994

Source:	Central Bank

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

     Luiz Inácio Lula da Silva of the Workers’ Party took office as President of Brazil on January 1, 2003. In the period leading up to and following the October 2002 presidential election, there was substantial uncertainty regarding the policies that the new government would pursue. This uncertainty resulted in a loss of confidence in the Brazilian capital markets and a 34.3% devaluation of the real against the U.S. dollar between January 1, 2002 and December 31, 2002. While the Brazilian government has adopted economic measures that are more conservative than initially expected by some observers, the Brazilian government may change these policies in a manner that slows the growth of the Brazilian economy, reducing demand for our products and, consequently, impairing our net sales revenue and overall financial performance. Any negative effect on our overall financial performance would also likely lead to a decrease in the market price of our class A preferred shares and the American Depositary Shares, or ADSs.

The Brazilian government’s actions to combat inflation may contribute significantly to economic uncertainty in Brazil and reduce demand for our products and negatively affect our net sales revenue and our overall financial performance.

     Historically, Brazil has experienced high rates of inflation. Inflation, as well as government efforts to combat inflation, had significant negative effects on the Brazilian economy, particularly prior to 1995. The inflation rate, as measured by the General Price Index — Internal Availability (Índice Geral de Preços — Disponibilidade Interna), reached 2,708% in 1993. Although inflation rates have been substantially lower since 1994 than in previous periods, inflationary pressures persist. Inflation rates were 20.0% in 1999, 9.8% in 2000, 10.4% in 2001, 26.4% in 2002 and

7.7% in 2003 and 6.9% during the six months ended June 30, 2004, as measured by the General Price Index — Internal Availability. The Brazilian government’s measures to control inflation have often included maintaining a tight monetary policy with high interest rates, thereby restricting availability of credit and reducing economic growth. Inflation, actions to combat inflation and public speculation about possible additional actions also contributed materially to economic uncertainty in Brazil and to heightened volatility in the Brazilian securities markets.

     Brazil may experience high levels of inflation in future periods. Increasing prices for petroleum, the depreciation of the real and future governmental measures seeking to maintain the value of the real in relation to the U.S. dollar, may trigger increases in inflation in Brazil. Periods of higher inflation may slow the rate of growth of the Brazilian economy, which would lead to reduced demand for our products in Brazil and decreased net sales revenue. Inflation also is likely to increase some of our costs and expenses, which we may not be able to pass on to our customers and, as a result, may reduce our profit margins and net income. In addition, high inflation generally leads to higher domestic interest rates, and, as a result, the costs of servicing our real-denominated debt may increase, causing our net income to be reduced. Inflation and its effect on domestic interest rates can, in addition, lead to reduced liquidity in the domestic capital and lending markets, which could adversely affect our ability to refinance our indebtedness in those markets. Any decline in our net sales revenue or net income and any deterioration in our financial condition would also likely lead to a decline in the market price of our class A preferred shares and the ADSs.

Fluctuations in interest rates could raise the cost of servicing our debt and negatively affect our overall financial performance.

     Our financial expenses are affected by changes in the interest rates that apply to our floating rate debt. At December 31, 2003, we had R$1,144.7 million of loans and financing and debentures that were subject to the Long-Term Interest Rate, R$911.6 million of loans and financing and debentures that were subject to the CDI (Certificado Depositário Interbancário), an interbank rate, and R$1,155.5 million of loans and financing that were subject to LIBOR. The Long-Term Interest Rate is a Brazilian long-term interest rate that includes an inflation factor and is determined quarterly by the Central Bank. In particular, the Long-Term Interest Rate and the CDI rate have fluctuated significantly in the past in response to the expansion or contraction of the Brazilian economy, inflation, Brazilian government policies and other factors. For example, in 2003 the CDI rate ranged from 25.3% per annum at January 31, 2003 to 16.3% per annum at December 31, 2003. See “Item 11. Quantitative and Qualitative Disclosures About Market Risk.” A significant increase in any of these interest rates could adversely affect our financial expenses and negatively affect our overall financial performance.

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

     The Brazilian currency has devalued often during the last four decades. Throughout this period, the Brazilian government has implemented various economic plans and various exchange rate policies, including sudden devaluations, periodic mini-devaluations (during which the frequency of adjustments has ranged from daily to monthly), exchange controls, dual exchange rate markets and a floating exchange rate system. From time to time, there have been significant fluctuations in the exchange rate between the Brazilian currency and the U.S. dollar and other currencies. For example, the real depreciated in value against the U.S. dollar by 15.7% in 2001 and 34.3% in 2002 as compared with appreciation of 22.3% in 2003. The real depreciated against the U.S. dollar by 7.0% during the six months ended June 30, 2004.

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

     The purchase and sale of foreign currency in Brazil is subject to governmental control. In the past, the Central Bank has centralized certain payments of principal on external obligations. Many factors could cause the Brazilian government to institute more restrictive exchange control policies, including the extent of Brazil’s foreign currency reserves, the availability of sufficient foreign exchange on the date a payment is due, the size of Brazil’s debt service burden relative to the economy as a whole, Brazil’s policy towards the International Monetary Fund and political constraints to which Brazil may be subject. A more restrictive policy could increase the cost of servicing (and thereby reduce our ability to pay) our foreign currency-denominated debt obligations and other liabilities. At December 31, 2003, 66.6% of our indebtedness on a consolidated basis was denominated in foreign currencies. If we fail to make payments under any of these obligations, we will be in default under those obligations, which could reduce our liquidity as well as on the market price of our class A preferred shares and the ADSs.

Energy shortages in Brazil could slow Brazilian economic growth and cause us to curtail our production, which would negatively affect our net sales revenue and overall financial performance.

     The Northeast and certain other regions of Brazil faced an energy shortage during the second half of 2001. In response, the Brazilian government instituted an electric power rationing program from June 2001 to February 2002 that aimed to reduce electricity consumption by 20%. As a result of this program, we experienced a temporary reduction in our PVC production in our plants located in the state of Alagoas, and many of our customers curtailed their demand for our products. We utilize electricity supplied by Companhia Hidro Elétrica do São Francisco—Chesf, or CHESF, for some of our power needs at the petrochemical complex located in Camaçari in the State of Bahia, or the Northeastern Complex, and most of our power needs in Alagoas. A severe drought in Brazil’s northeastern region in 2003 reduced hydroelectric generation in the region. In addition, there are inadequate transmission lines to connect the power grids in northeastern and southeastern Brazil, so that any excess power in the Southeast, as was available in 2003, may not be transmitted to meet energy needs in the Northeast. As a result, electric power to the Northeastern Complex supplied by CHESF was interrupted in November 2003, and we had to shutdown our operations there for three days. Continued energy shortages in the Northeast and a lack of adequate transmission infrastructure may result in further unexpected shutdowns of our operations at the Northeastern Complex in the future, which could cause us to decrease our production and consequently reduce our net sales revenue and negatively affect our overall financial performance.

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

     During 2003, the price of naphtha in U.S. dollars increased by 5.6%, from US$287.00 per ton in December 2002 to US$313.00 per ton in December 2003. The U.S. dollar price of naphtha was volatile during 2003, increasing substantially between January and February prior to the commencement of the war in Iraq, declining sharply through May before rebounding in June and increasing steadily through the end of the year. During the six months ended June 30, 2004, the price of naphtha in U.S. dollars increased by 7.0%, from US$313.00 per ton at December 31, 2003 to US$335.00 per ton at June 30, 2004. Since the end of the first half of 2004, the price of naphtha in U.S. dollars has increased significantly, reaching US$401.50 per ton at July 31, 2004 and US$398.00 per ton at August 27, 2004. The price of naphtha may increase significantly or the real may devalue significantly in the future. An increase in naphtha costs would reduce our gross margin and negatively affect our overall financial performance to the extent that we are unable to pass on these increased costs to our customers and could result in reduced sales volumes of our products.

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

     Petrobras currently is the only Brazilian supplier of naphtha and supplied 68.8% of the naphtha consumed by our company in 2003. Petrobras produces some of the naphtha it sells to us and imports the balance. Our production volume and net sales revenue would likely decrease and our overall financial performance would likely be negatively affected in the event of:

•	significant damage to Petrobras’ refineries or to the port facilities through which Petrobras imports naphtha, or to any of the pipelines connecting us to Petrobras facilities, whether as a consequence of an accident, natural disaster, fire or otherwise; or

•	any termination by Petrobras of the naphtha supply contract with our company, which provides that Petrobras may terminate the contract for a number of reasons, including as a result of a national emergency adversely affecting the supply of petroleum derivatives in Brazil.

     In addition, although regulatory changes have ended Petrobras’ monopoly in the Brazilian naphtha market and have allowed us to import naphtha, any reversal in the continuing deregulation of the oil and gas industry in Brazil could increase our production costs.

Our Polyolefins and Vinyls Units depend on our Basic Petrochemicals Unit and Copesul to supply them with their ethylene and propylene requirements.

     Our Basic Petrochemicals Unit is the only supplier of ethylene to our Vinyls Unit, and our Basic Petrochemicals Unit and Copesul are the only suppliers of ethylene and propylene to our Polyolefins Unit. Because the cost of storing ethylene and propylene is substantial and there is inadequate infrastructure in Brazil to permit the importation of large quantities of these products, our production volumes of, and net sales revenue from, vinyls and polyolefins products would decrease, and our overall financial performance would be negatively affected, in the event of;

•	significant damage to our Basic Petrochemicals Unit’s or Copesul’s facilities through which ethylene or propylene is produced, or to the pipeline or other facilities that connect these units to our Basic Petrochemicals Unit or Copesul, whether as a consequence of an accident, natural disaster, fire or otherwise:

•	any termination by Copesul of the ethylene and propylene supply contracts with our company; or

•	any significant reduction in the supply of naphtha to our Basic Petrochemicals Unit or Copesul, as naphtha is the principal raw material used in the production of ethylene and propylene.

     In addition, any significant expansion of the production capacity of our Polyolefins Unit in the Southern Complex will depend on our ability to obtain additional ethylene and propylene from Copesul.

Our indebtedness will require that a significant portion of our cash flow be used to meet debt-service obligations on that indebtedness.

     We had R$7,833.8 million of total indebtedness on a consolidated basis at December 31, 2003, including R$490.7 million of indebtedness of Copesul – Companhia Petroquímica do Sul, or Copesul, Politeno Indústria e Comércio S.A., or Politeno, Cetrel S.A. — Empresa de Proteção Ambiental, or Cetrel, and our other jointly controlled companies which we consolidate on a proportional basis as required by Brazilian GAAP, and excluding R$177.6 million of related party debt and R$113.4 million of advances for purchase of credit rights, a form of long-term obligation. We had consolidated negative working capital of R$726.8 million at December 31, 2003, principally as a result of the level of our short-term indebtedness, including the current portion of our long-term debt.

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

     As part of our corporate reorganization process that began in 2001, we merged with each of OPP Química S.A., or OPP Química, Trikem S.A., or Trikem, Proppet S.A., or Proppet, and Nitrocarbono S.A., or Nitrocarbono, and we acquired Polialden Petroquímica S.A., or Polialden. We closed these transactions, as permitted by Brazilian law, subject to the final approval of the Brazilian antitrust authorities. We have submitted the terms and conditions of these transactions to the Brazilian antitrust authorities. These antitrust authorities will determine whether these transactions negatively impact competitive conditions in the markets in which we compete or whether they would negatively affect consumers in these markets. Although two of the three Brazilian antitrust authorities have issued non-binding opinions recommending the unconditional approval of these corporate reorganization transactions, the third and governing antitrust authority continues to review this matter and may disagree with these opinions and impose conditions or performance commitments on our company. Any adverse decision by the Brazilian antitrust authorities could materially adversely affect our business and negatively affect our overall financial performance.

Unfavorable outcomes in pending litigation may reduce our liquidity and negatively affect our financial performance and financial condition.

     We are involved in numerous tax, civil and labor disputes involving significant monetary claims. If unfavorable decisions are rendered in one or more of these lawsuits, we could be required to pay substantial amounts, which could materially adversely affect our financial condition and results of operations. For some of these lawsuits, we have not established any provision on our balance sheet or have established provisions only for part of the amounts in question, based on our judgments about the likelihood of winning these lawsuits.

     The lawsuits for which we have not established provisions or have established only partial provisions include the following:

•	Social Contribution on Net Income. We and some of our subsidiaries have challenged the constitutionality of the Brazilian federal Social Contribution on Net Income (Contribuição Social Sobre o Lucro Líquido). A Brazilian Federal Supreme Court (Supremo Tribunal Federal) decision in our favor was overruled in a subsequent rescission action filed by the Brazilian tax authorities, and our appeal of that suit is pending. Our total estimated exposure, including interest, was R$416.8 million at December 31, 2003. This amount does not include approximately R$153.6 million in penalties at December 31, 2003 that we believe are not payable because we relied upon a judicial decision in not paying the Social Contribution on Net Income. We believe that it is reasonably possible that we will lose this rescission action, and we believe that there is a remote possibility that we will be required to pay fines and related interest as a result of this tax litigation. We have not established a provision for these lawsuits. However, as there are adverse precedents under Brazilian law that allow rescission actions to relate back to, and to take effect from, the date of the initial decision, we believe that it is reasonably possible that we will be required to pay these taxes from the date of the original decision.

•	Cost of Living Adjustments on Workers’ Wages. The unions that represent employers and workers in the Northeastern Complex are involved in a lawsuit over the indices we and other companies have used for cost of living adjustments on workers’ wages since early 1990. For a description of the legal bases of this suit, see “Item 8. Financial Information—Legal Proceedings—Labor Proceedings.” The Brazilian Federal

Supreme Court has held in favor of the employers’ union, but the workers’ union has requested reconsideration of the decision, and the decision of the Brazilian Federal Supreme Court is not yet final and does not address damages. We believe it is reasonably possible that the employers’ union will lose this suit, which could adversely affect us. While we believe that it is possible (although unlikely) that an adverse judgment against the employers’ union could impact wages that we paid from April 1990 to the present, we believe that any judgment would most likely impact wages that we paid from April 1990 to September 1990 (when the next collective bargaining agreement was entered into). As we believe that it is not probable that the employers’ union will lose this suit, we have not recorded a provision in respect of this suit. If the employers’ union loses this suit and we are required to pay damages from April 1990 to September 1990, we estimate that we could be subject to a liability of up to R$35.0 million, although additional claims would have to be brought by the workers’ union or individual employees to quantify the amount of damages that we would be required to pay.

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

		% of
		Voting
		Share
		Capital
		of
Shareholders of Norquisa	Controlling Group	Norquisa
EDN — Estireno do Nordeste S.A.	The Dow Chemical Company	11.2
Oxiteno do Nordeste S.A.	Ultra Group	9.3
Polipropileno Participações S.A.	Suzano Group	8.0
Conepar — Companhia Nordeste de Participações (2)(4)		–

Others		13.9

Total		100.0%

(1)	Petronor — Participações Petroquímicas do Nordeste Ltda. was a holding company owned by Polialden. Conepar — Companhia Nordeste de Participações, or Conepar, owned 66.7% of the voting share capital of Polialden.

(2)	Conepar was a holding company controlled by Banco Econômico S.A., which owned 63.8% of the voting share capital of Conepar. The remaining 36.2% of Conepar’s voting share capital was owned by the Odebrecht Group and the Mariani Group through Intercapital Comércio e Participações Ltda. Conepar was originally formed in 1980 as a holding company for the petrochemical assets of Banco Econômico S.A.

(3)	Conepar owned 35.0% of the voting share capital of Politeno.

(4)	Represents less than 0.1%.

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

Subsidiaries and Jointly Controlled Companies—Politeno” and “—Overview of Our Company’s Operations—Jointly Controlled Companies—Politeno.”

     In order to increase its investment in the Brazilian petrochemical industry, the Odebrecht Group formed Nova Camaçari Participações S.A., or Nova Camaçari, for the purpose of participating in the auction. Nova Camaçari placed the winning bid in the auction and acquired Econômico S.A. Empreendimentos for R$785.0 million. On the same date, Nova Camaçari and the Odebrecht Group entered into the following transactions:

•	Nova Camaçari acquired the remainder of the share capital of Conepar through the acquisition of Intercapital Comércio e Participações Ltda., or Intercapital, from the Odebrecht Group and the Mariani Group for R$445.0 million and through a purchase from BNDES Participações S.A .– BNDESPAR, or BNDESPAR, for R$167.8 million;

•	OPP Química acquired 16.0% of the voting share capital of Norquisa from Trikem for R$171.9 million and Nova Odequi Ltda. acquired 23.7% of the voting share capital of Norquisa from Petronor — Participações Petroquímicas do Nordeste Ltda., or Petronor, an indirect subsidiary of Conepar, for R$241.9 million;

•	Nova Camaçari acquired all the share capital of Proppet from the Odebrecht Group and the Mariani Group for R$51.1 million; and

•	we acquired Nova Camaçari from the Odebrecht Group for R$100, net of indebtedness incurred by Nova Camaçari in connection with these acquisitions in an aggregate principal amount of R$1,439.2 million.

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

     On March 31, 2003, we consummated the following transactions:

•	in anticipation of our merger with OPP Química, Odebrecht Química spun off the shares of OPP Química that it owned to our company;

•	we merged with OPP Química, Nitrocarbono and Econômico S.A. Empreendimentos. In connection with these mergers, we issued 1,353,960 of our class A preferred shares to the holders of shares of Nitrocarbono other than our company. As a consequence of our merger with OPP Química, we acquired direct ownership of the share capital of Trikem previously owned by OPP Química; and

•	in order to enable Odebrecht Química to enter into financial transactions, we transferred all of the share capital of Trikem that we owned to Odebrecht Química. As a result of this transaction, our direct interest in Odebrecht Química increased to 98.6% of Odebrecht Química’s total share capital, and the interest of our wholly-owned subsidiary, Odequi Overseas Inc., decreased to 1.4% of Odebrecht Química’s total share capital.

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

     We also have equity interests in other companies, including Petroflex Indústria e Comércio S.A., or Petroflex, and Borealis Brasil S.A., for which we have entered into shareholders agreements that include provisions governing voting, transfer and preemptive rights.

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

     In the first half of 2004, we completed an efficiency enhancement project at one of our polypropylene plants in the Southern Complex that we commenced in 2003. This project increased our annual polypropylene production capacity by 100,000 tons at a cost of R$21 million.

     In the first half of 2004, we completed the first stage of our modernization and improvement project at our Aromatics 1 and 2 units in the Northeastern Complex at a cost of R$25.0 million. As a result of the completion of this stage, we increased our annual para-xylene production capacity by 50,000 tons.

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

     In 2003, we conducted studies to identify potential efficiency enhancements for our polyethylene plants and our polypropylene plants. As a result of these studies, in addition to the expansions of our polypropylene and para-xylene production capacity that were completed in the first half in 2004, we plan to invest approximately R$84 million during 2004 and 2005 in an expansion project at our Alagoas PVC plant that we believe will increase its annual production capacity by 50,000 tons. We intend to finance this project with the proceeds of a secured credit agreement. See “Item 5. Operating and Financial Review and Prospects—Recent Developments.” In addition, we plan to invest approximately R$12 million during 2004 and 2005 in an efficiency enhancement project at one of our polyethylene plants in the Northeastern Complex that we believe will increase its annual production capacity by 30,000 tons. We intend to finance this project with the proceeds of a secured credit agreement. See “Item 5. Operating and Financial Review and Prospectus—Recent Developments.”

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

     Regular basic petrochemicals plant maintenance requires complete plant shutdowns from time to time, and these shutdowns usually take approximately 30 days to complete. Since commencing operations in July 1978, our largest basic petrochemicals plant (Olefins 1) has undergone seven scheduled major maintenance services as part of our regular maintenance activities. The last general maintenance shutdown of our Olefins 1 unit was carried out in July and August 2001 and lasted for 25 days. This shutdown permitted inspection and maintenance of this unit, which had been operational for almost five years without a shutdown. This shutdown was intended to improve the plant’s efficiency and production capacity. The cost of servicing the unit was approximately US$15 million (not including the value of lost production during this shutdown). The next general shutdown of our Olefins 1 unit has been scheduled for 2008 with an estimated duration of approximately 35 days.

     In 2002, we also shut down our Olefins 1 unit for 92 days in order to increase its production capacity and to modernize and upgrade its technology. This shutdown reduced our Basic Petrochemical Unit’s ethylene and propylene production in 2002. The cost of these improvements to this Unit was approximately US$61 million (not including lost production).

     We also have a regular maintenance program for each of our polyolefins plants. Production at each of our polyolefins plants generally is shut down for 15 to 30 days every two years to allow for regular inspection and maintenance. In addition, we undertake other brief shutdowns for maintenance purposes that do not materially affect our production of polyolefins. We coordinate the maintenance cycles of our polyolefins plants with those of our basic petrochemicals plants. While our basic petrochemicals facilities must be shut down for up to 30 days for maintenance, our polyolefins facilities may be shut down for shorter periods because these facilities are less complex to operate and maintain than our basic petrochemicals facilities.

     We also have a regular maintenance program for each of our vinyls plants. Our Camaçari and Alagoas PVC plants are generally shut down for 20 days every two years to allow for regular inspection and maintenance. The last general maintenance shutdown of our PVC plant in Camaçari was carried out in January 2004 and lasted for 14 days. The next general shutdown of this plant is scheduled for August 2005. The last general maintenance shutdown of our PVC plant in Alagoas was carried out in July 2002 and lasted for 18 days. The next general shutdown of this plant is scheduled for December 2004. Our São Paulo PVC plant generally shuts down for five days of maintenance each year. Our caustic soda and chlorine plant in Alagoas generally shuts down for 15 days of maintenance every two years. The last general maintenance shutdown of this plant was carried out in March 2004 and lasted for 10 days. The next general shutdown of this plant is scheduled for March 2005. Our caustic soda and chlorine plant in Camaçari does not require prolonged maintenance shutdowns and is shut down for two or three days each year.

     Regular maintenance of our Business Development Unit plants usually requires plant shutdowns every two years that take approximately 20 days to complete. The last general maintenance shutdown of our caprolactam plant was carried out in March 2003 and lasted 20 days. During this maintenance shutdown, we also changed certain production equipment caprolactam, which (together with other measures that we have adopted) we anticipate will extend the periods between general maintenance shut downs of this plant from two to three years. The cost of the last maintenance shutdown was approximately US$2.5 million (not including lost production value). The last general maintenance shutdown of our Business Development Unit’s dimethyl teraphthalate, or DMT, and PET plant was carried out in June 2003. The cost was approximately US$2.5 million (not including lost production value). During this maintenance shutdown, we successfully upgraded the PET plant’s reactor, resulting in resin quality improvements as well as increasing the plant’s annual production capacity from 60,000 tons to 70,000 tons.

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

			Total
			Production of			Estimated
			Other			Total Brazilian
	Total Brazilian	Our Total	Brazilian	Total	Total	Domestic
	Production	Production	Companies	Imports	Exports	Consumption
	(thousands of tons)
Olefins (1)
2003	4,455.6	1,675.8	2,779.8	24.0	127.7	4,351.8
2002	3,847.8	1,591.8	2,256.0	11.8	95.6	3,996.0
2001	4,077.8	1,705.4	2,372.4	29.1	108.6	3,998.2
Aromatics (2)
2003	1,323.7	643.1	680.6	102.7	335.9	1,090.4
2002	1,541.2	659.8	881.4	694.6	588.3	1,324.0
2001	1,282.9	694.6	588.3	110.5	283.3	1,110.1
Polyolefins (3)
2003	2,854.4	1,115.4	1,741.5	324.4	718.8	2,460.0
2002	2,623.0	1,064.7	1,558.3	335.6	492.0	2,466.6
2001	2,557.1	1,031.0	1,526.1	302.3	487.8	2,371.6
PVC
2003	604.1	396.9	207.1	86.4	86.9	603.6
2002	602.4	401.8	200.6	141.8	55.5	688.8
2001	538.1	363.4	174.7	129.2	46.7	620.5
PET
2003	339.0	56.2	260.2	136.2	44.5	430.6
2002	333.0	59.0	274.0	147.2	55.8	424.5
2001	329.0	56.5	272.5	181.6	28.3	482.4
Caprolactam
2003	49.6	49.6	—	4.9	7.8	46.7
2002	57.5	57.5	—	4.4	9.4	52.5
2001	48.2	48.2	—	3.3	4.2	47.3

(1)	Includes ethylene, propylene and butadiene.

(2)	Includes benzene, toluene and xylenes.

(3)	Includes polyethylene, HDPE, LDPE, LLDPE and polypropylene.

Sources: Brazilian Association of Chemical Industry and Derivative Products and Braskem

     The above estimates of total domestic consumption assume that all domestic production is immediately sold in the market and that there has been no change in total domestic inventory.

Overview of Our Company’s Operations

     We are the leading petrochemical company in Latin America, based on average annual production capacity, and we are one of the five largest Brazilian-owned private sector industrial companies, based on net sales revenue. We recorded net income of R$215.1 million in 2003 on net sales revenue of R$10,135.8 million, in each case under Brazilian GAAP. We produce a diversified portfolio of petrochemical products and have a strategic focus on polyethylene, polypropylene and PVC. We are the only Brazilian company with integrated first and second generation petrochemical production facilities, with 13 plants in Brazil.

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

Basic Petrochemicals Unit

     At December 31, 2003, our Basic Petrochemicals facilities had one of the largest average annual production capacities of all first generation producers in Latin America. Our Basic Petrochemicals Unit accounted for R$4,765.3 million, or 47.8%, of the net sales revenue of all segments in 2003, including net sales to our other business units. Our Basic Petrochemicals Unit produces:

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

	Years Ended December 31,
	2003			2002			2001
	Quantities			Quantities			Quantities
	Sold (1)	Net Sales Revenue		Sold (1)	Net Sales Revenue		Sold (1)	Net Sales Revenue
	(thousands of	(millions of		(thousands of	(millions of		(thousands of	(millions of
	tons)	reais)	(%)	tons)	reais)	(%)	tons)	reais)	(%)
Domestic net sales:
Ethylene	1,047.3	R$1,733.1	41.9%	994.8	R$1,285.3	42.5%	1,064.8	R$1,209.1	43.0%
Propylene	403.4	595.9	14.4	415.2	459.3	15.2	421.1	349.0	12.4
Para-xylene	117.3	195.5	4.7	99.4	121.9	4.0	114.8	129.6	4.6
Benzene	217.9	298.3	7.2	223.5	214.2	7.1	223.2	154.2	5.5
Butadiene	150.3	278.7	6.7	147.3	177.0	5.9	134.5	152.0	5.4
Mixed xylenes	53.7	83.4	2.0	52.9	52.9	1.7	50.6	44.5	1.6
Ortho-xylene	49.9	80.0	1.9	48.9	65.2	2.2	41.9	41.6	1.5
Toluene	38.9	51.4	1.2	78.7	74.6	2.5	108.0	83.9	3.0
Others	195.8	324.6	8.1	184.5	262.6	8.7	144.5	216.0	7.7

Total domestic net sales	2,274.5	3,640.9	88.1	2,245.2	2,713.0	89.8	2,303.4	2,379.9	84.6
Total export net sales	405.9	490.7	11.9	353.0	309.7	10.2	376.4	280.1	15.4

Total basic petrochemicals net sales	2,680.4	4,131.6	100%	2,598.2	3,022.7	100%	2,679.8	2,660.0	100%

Fuels and utilities (2).		633.7			476.4			483.9

Total Basic
Petrochemicals Unit net sales revenue(3)		R$4,765.3			R$3,499.1			R$3,143.9

% of the total net sales revenue of all segments			47.8%			47.3%			51.4%

(1)	Includes the following intra-company sales:

•	488.3 thousand tons of ethylene in 2003, 472.0 thousand tons in 2002 and 150.2 thousand tons in 2001;

•	4.3 thousand tons of propylene in 2003, 27.1 thousand tons in 2002 and 8.5 thousand tons in 2001;

•	39.7 thousand tons of para-xylene in 2003 and 45.2 thousand tons in 2002; and

•	60.0 thousand tons of benzene in 2003, 25.0 thousand tons in 2002 and 48.9 thousand tons in 2001.

(2)	Fuels include automotive gasoline and liquified petroleum gas. Utilities include electric power, steam, treated water and compressed air.

(3)	Includes basic petrochemicals, fuels and utilities.

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

     In the first half of 2004, we completed the first stage of our modernization and improvement project at our Aromatics 1 and 2 units in the Northeastern Complex, which increased our annual para-xylene production capacity by 50,000 tons.

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

     Both of our olefins plants are capable of using naphtha as a feedstock, and our Olefins 1 unit also uses petroleum condensate. Until the early 1980’s, gas oil represented approximately 60% of the feedstock used by first generation producers in Brazil and naphtha represented the remainder, but the increased use of diesel fuel by trucks and buses in Brazil in the 1980’s reduced the supply of gas oil available to petrochemical producers. Currently, we use naphtha as our primary feedstock, and in 2003, naphtha accounted for (1) 84.6% of the total cost of sales of our Basic Petrochemicals Unit and (2) 65.2% of our overall direct and indirect cost of sales. However, due to the high price of naphtha, we have increased our use of alternate feedstocks, such as petroleum condensate. We intend to further increase our use of alternate feedstocks in the future.

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

Source: Bloomberg L.P.

     During the six months ended June 30, 2004, the price of naphtha in U.S. dollars increased by 7.0%, from US$313.00 per ton at December 31, 2003 to US$335.00 per ton at June 30, 2004. Since the end of the first half of 2004, the price of naphtha in U.S. dollars has increased significantly, reaching US$401.50 per ton at July 31, 2004 and US$398.00 per ton at August 27, 2004.

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

     On July 26, 2004, our company entered into an import note assignment agreement with certain financial institutions. Under this agreement, we issue short-term non-interest bearing promissory notes, or import notes, to designated trading companies outside Brazil (including our subsidiary CPN) to evidence our obligation to pay for purchases of naphtha and petroleum condensate from these trading companies. These designated trading companies have the right through October 31, 2004 to assign up to an aggregate principal amount of US$100.0 million of these import notes to the financial institutions. These assignments are made at a discount based on a rate of LIBOR plus 2.75% per annum, and the proceeds of these assignments may be used to purchase imported naphtha or petroleum condensate or refinance existing obligations in respect of imported naphtha or petroleum condensate incurred within 90 days prior to the date of the assignment. The designated trading companies are required to pay participation and commitment fees to the financial institutions, which fees are deducted from the discounted purchase price of the import notes.

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

     We are mainly focused on maintaining our leading position in the Brazilian market, while continuing to use our export operations to manage the relationship between our production capacity and domestic demand. Accordingly, we believe that our continued presence in export markets is essential to manage overcapacity in the Brazilian market. Our volume of export sales has generally varied based on the level of domestic demand for our products. Export net sales represented 13.0% of our Basic Petrochemicals Unit’s net sales revenue in 2003, 11.2% in 2002 and 13.2% in 2001. We exported mainly to customers in Europe and the United States. Our most important market for basic petrochemicals is Brazil, although we intend to increase export sales of automotive gasoline to the United States. The following table sets forth our export sales and export volumes of basic petrochemicals (excluding automotive gasoline) for the years indicated:

	Year Ended
	December 31,
	2003	2002	2001
Export net sales (in millions of reais)	490.7	309.7	280.2
As % of total net sales revenue of basic petrochemicals	11.9	10.2	10.5
Export volumes (thousands of tons)	405.9	258.1	376.4
As % of total sales volume of basic petrochemicals (excluding automotive gasoline)	15.1	10.3	14.0

     We set export prices for:

•	benzene, toluene, MTBE and gasoline with reference to market prices prevailing in the U.S. Gulf market;

•	propylene, para-xylene, ortho-xylene and butene-l with reference to market prices prevailing in the European market; and

•	ethylene and butadiene on the basis of a derivative pricing formula.

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

     In addition to basic petrochemicals and fuels, we produce electric power, steam, treated water and compressed air for our own use and for sale to other second generation producers in the Northeastern Complex. Our net sales revenue from sales of utilities (including sales to our other business units) was R$384.5 million in 2003, R$320.2 million in 2002 and R$281.7 million in 2001. We also provide storage services to companies located in the Northeastern Complex through our subsidiary Tegal – Terminal de Gases Ltda., providing storage for gaseous petrochemical products. Tegal – Terminal de Gases Ltda. operates in the port terminal of Aratú in the State of Bahia. In 2003, our net sales revenue from services totaled R$7.4 million.

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

	Year Ended December 31,
	2003				2002				2001
	Quantities				Quantities				Quantities
	sold	Net Sales Revenue			sold	Net Sales Revenue			sold	Net Sales Revenue
	(thousands of	(millions of			(thousands of	(millions of			(thousands of	(millions of
	tons)	reais)		(%)	tons)	reais)		(%)	tons)	reais)		(%)
Domestic net sales:
Polypropylene	374.9	R$	1,008.0	29.8%	395.1	R$	763.2	30.7%	338.5	R$	612.7	31.5%
LDPE	120.4		314.9	9.3	133.0		269.0	10.8	116.5		232.6	12.0
LLDPE	119.8		311.0	9.2	130.0		264.6	10.7	124.7		238.7	12.3
HDPE	204.6		515.0	15.2	227.7		449.8	18.1	250.7		466.3	24.0
Ultra high molecular weight polyethylene	1.2		4.2	0.1	1.0		3.5	0.1	0.8		8.3	0.4
Total domestic net sales	820.9		2,153.1	63.6	886.8		1,750.1	70.5	833.4		1,558.6	80.1

Total export net sales	288.1		1,233.7	36.4	184.6		732.2	29.5	174.2		386.9	19.9

Total polyolefins net sales	1,109.0	R$	3,386.8	100.0%	1,071.4	R$	2,482.3	100.0%	1,007.6	R$	1,945.5	100.0%

% of the total net sales revenue of all segments				33.9%				33.6%				31.8%

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

     In the first half of 2004, we completed an efficiency enhancement project at one of our polypropylene plants in the Southern Complex, which increased our annual polypropylene production capacity by 100,000 tons.

Raw Materials of Our Polyolefins Unit

Ethylene and Propylene

     The most significant direct costs associated with our production of polyethylene and polypropylene are the costs of purchasing ethylene and propylene, which together accounted for approximately 78% of our Polyolefins Unit’s total costs of sales for 2003, compared to 74% for 2002 and 64% for 2001. In 2003, approximately 21% of these raw materials were supplied by our Basic Petrochemicals Unit and 79% were supplied by Copesul. Our Polyolefins Unit is highly dependent on ethylene and propylene supplied by our Basic Petrochemicals Unit and by Copesul because the costs of storing and transporting ethylene and propylene are substantial and there is inadequate infrastructure in Brazil to import large quantities of ethylene and propylene.

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

     In addition to direct sales to our customers, our Polyolefins Unit sells our products in Brazil through nine exclusive independent distributors. These distributors sell our polyethylene and polypropylene products to manufacturers with lower production requirements and are able to aggregate multiple orders for production and delivery to customers that would otherwise be uneconomical for us to service. Furthermore, by serving smaller customers through a network of distributors, account managers in our Polyolefins Unit focus their efforts on delivering high quality service to a smaller number of large, direct customers. We have selected our distributors based on their ability to provide full service to their customers, including the ability to prepare our products on a customized basis. Our Polyolefins Unit intends to continue to establish relationships with additional distributors that can further consolidate sales to smaller customers and increase our polyolefins sales.

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

	Year Ended December 31,
	2003	2002	2001
Net export sales revenue (in millions of reais)	1,233.7	732.2	386.9
As % of total net sales revenue of polyolefins.	36.4	29.5	19.9
Export volumes (thousands of tons)	288.1	184.6	174.2
As % of total sales volumes of polyolefins	26.0	17.2	17.3

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

Competition

     We compete with a small number of Brazilian polyolefins producers and, to a lesser extent, with importers of these products. In the Brazilian polyethylene market, we compete with a number of companies that produce one or two of the products in our production line. LDPE is produced in Brazil by Polietilenos União S.A. with an annual production capacity in 2003 of 130,000 tons, Dow Chemical S.A. with 144,000 tons, Petroquímica Triunfo S.A. with 160,000 tons and Politeno with 145,000 tons, compared to our annual production capacity of 210,000 tons. Politeno, in which we own 33.9% of the total share capital (including 35.0% of the voting share capital), produces the same range of polyolefins products that we produce.

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

     Traditionally, we have not faced substantial competition from imports of polyethylene and polypropylene due to tariff rates, transportation costs for imported products and other factors relating primarily to the logistics involved in importing these products. In 2003, imports of polypropylene into Brazil represented 15.8% (16.3% in 2002) of Brazil’s total consumption of polyethylene, and imports of polypropylene into Brazil represented 8.9% (8.9% in 2002) of Brazil’s total consumption of polypropylene. We expect competition from international producers to increase substantially, both in Brazil and in selected foreign markets in which we intend to attempt to increase our sales of polyolefins products. For example, since 2001, Dow Chemical has operated a LLDPE facility in Bahía Blanca, Argentina, with an annual production capacity of 700,000 tons. However, in light of the apparent recent stabilization of the Argentine economy, we expect that Dow Chemical will increase its Argentine sales volumes of polyethylene and decrease its exports to Brazil.

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

Products of Our Vinyls Unit

     The following table sets forth a breakdown of the sales volume and net sales revenue of our Vinyls Unit for 2003 and 2002 and the net sales of Trikem for 2001, by product and by market:

	Years Ended December 31,
	2003				2002				2001
	Quantities				Quantities				Quantities
	Sold	Net Sales Revenue			Sold	Net Sales Revenue			Sold	Net Sales Revenue
	(thou-				(thou-				(thou-
	sands of	(millions			sands of	(millions			sands of	(millions
	tons)	of reais)		(%)	tons)	of reais)		(%)	tons)	of reais)		(%)
Domestic sales:
PVC suspension	323.6	R$	756.5	55.1%	332.5	R$	663.3	59.3%	309.3	R$	502.1	53.2%
PVC emulsion	18.8		61.7	4.5	17.6		49.0	4.4	18.3		43.1	4.6
Caustic soda	426.6		290.4	21.2	400.9		227.3	20.3	358.7		298.3	31.6
Other (1)	126.0		59.5	4.3	122.4		47.2	4.2	137.1		32.5	2.8

Total domestic sales.	895.0		1,168.1	85.2	873.4		986.8	88.2	823.4		876.0	92.2
Total exports	215.6		203.7	14.8	168.9		131.0	11.8	145.5		73.8	7.8

Total vinyl net sales	1,110.6	R$	1,371.8	100%	1042.3	R$	1,117.8	100%	968.9	R$	949.8	100%

% of the total net sales revenue of all segments				13.7%				15.1%				15.5%

(1)	Includes chlorine, hydrogen and sodium hypochlorite.

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

				Production
	Main	Annual Production	Year Ended December 31,
Location (Complex)	Products	Capacity	2003	2002	2001
		(in tons)		(in tons)
Camaçari (Northeastern)	PVC	246,000	181,780	200,056	173,921
Camaçari (Northeastern)	Caustic Soda	73,000	72,458	68,964	70,420
	Chlorine	64,000	63,857	61,206	62,497
Maceió (Alagoas)	Caustic Soda	460,000	386,967	370,629	331,198
	Chlorine	400,000	360,677	342,747	314,091
	EDC	520,000	475,024	443,955	393,803
Marechal Deodoro (Alagoas)	PVC	204,000	193,150	180,870	166,882
Vila Prudente (São Paulo)	PVC	25,000	21,897	20,654	20,932

Raw Materials of Our Vinyls Unit

Ethylene

     The most significant direct cost associated with the production of PVC and EDC is the cost of ethylene, which accounted for 61.3% of our variable cost of PVC sales in 2003, as compared to 59.5% in 2002 and 60.4% in 2001, and 75.4% of EDC sales in 2003, as compared to 77.1% in 2002 and 80.0% in 2001. Our Basic Petrochemical Unit supplies all of the ethylene required by our Vinyls Unit. Ethylene is delivered to our Alagoas plant via a 477 kilometer pipeline that we own, and our São Paulo plant receives vinylchloride monomer (raw material used in manufacturing PVC) by ship from our plant in the Northeastern Complex. Because the cost of storing and transporting ethylene and propylene is substantial and there is inadequate infrastructure in Brazil to permit the importation of large quantities of ethylene or propylene, our Vinyls Unit is highly dependent on ethylene that is supplied by our Basic Petrochemicals Unit. For a description of the pricing of ethylene purchased by our Vinyls Unit from our Basic Petrochemicals Unit, see “—Basic Petrochemicals Unit—Sales and Marketing of Our Basic Petrochemicals Unit.”

Electric Power

     Electric power is a significant cost component in our production of chlorine and caustic soda. In 2003, electric power accounted for 49.6% of our Vinyls Unit’s cost of caustic soda sales, as compared to 52.6% in 2002 and 46.7% in 2001, and 22.4% of our Vinyls Unit’s cost of sales, as compared to 18.8% in 2002 and 15.7% in 2001.

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

	Year Ended December 31,
	2003				2002				2001
	Quantities				Quantities				Quantities
	sold	Net Sales Revenue			sold	Net Sales Revenue			Sold	Net Sales Revenue
	(thousands	(millions			(thousands	(millions of			(thousands	(millions of
	of tons)	of reais)		(%)	of tons)	reais)		(%)	of tons)	reais)		(%)
Domestic Sales:
PET	55.1	R$	168.3	37.0%	59.8	R$	152.5	52.4%	24.1	R$	66.2	90.9%
Caprolactam	42.5		180.1	39.6	15.1		56.0	19.3	—		—	—
Ammonium sulfate	96.9		29.7	6.5	41.0		8.7	3.0	—		—	—
Others	15.0		42.9	9.4	16.8		53.5	18.4	4.7		6.6	9.0

Total domestic sales	209.5	R$	421.0	92.5	132.7		270.7	93.1	28.8		72.7	100
Total exports	9.1		34.3	7.5	5.2		20.1	6.9	0.0		0.0	0.0

Total net sales	218.6	R$	455.3	100%	137.9	R$	290.8	100%	28.8	R$	72.7	100%

% of total net sales revenue of all segments				4.6%				3.9%				1.3%

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

Insurance

     We carry insurance for our plants against material damages and consequent business interruption through “all risks” policies with a total replacement value of US$4.2 billion. Our insurance coverage is underwritten in the Brazilian insurance market by large Brazilian insurance companies. Approximately 88% of our insurance coverage is reinsured in the London insurance market. Our existing “all risks” policies are in force until November 30, 2004 and are renewed annually.

     The material damages insurance provides insurance coverage for losses due to material damages like fire and machinery breakdown. This coverage has a maximum indemnification limit of US$1.87 billion (combined material damages and business interruption coverage) and has deductibles of up to US$5.0 million depending on the plant. The business interruption coverage provides insurance for interruptions resulting from shutdowns due to any material damage covered by the policy. This coverage is calculated to insure against losses up to US$420.7 million due to shutdowns extending beyond 60 days. The losses are covered until the plant and production are re-established, with maximum indemnity periods ranging from 12 to 24 months.

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

     As part of our corporate reorganization process that began in 2001, we merged with each of OPP Química, Trikem, Proppet and Nitrocarbono and we acquired Polialden as described in “—History and Development of Our Company.” We closed these transactions, as permitted by Brazilian law, subject to the final approval of the Brazilian antitrust authorities. We submitted the acquisition of the petrochemical assets of Banco Econômico and the terms and conditions of our corporate reorganization transactions to the Brazilian antitrust authorities on September 18, 2001. We supplemented our submission to the antitrust authorities after September 2001 in order to update these authorities with respect to, among other transactions, our mergers with OPP Produtos and 52114 Participações, Nitrocarbono and Trikem. These antitrust authorities will determine whether any of the transactions in our corporate reorganization process adversely impact competitive conditions in the Brazilian markets in which we compete or whether they would negatively affect consumers in these markets.

     Favorable non-binding opinions recommending the unconditional approval of our acquisition of Nova Camaçari and the subsequent steps in our reorganization, including our mergers with OPP Produtos, 52114 Participações, Nitrocarbono and Trikem, were issued by SEAE in July 2002 and SDE in May 2003. In November 2003, the attorney general of CADE issued an opinion recommending further analysis of the impact of the transactions in the polyethylene and polypropylene markets in Mercosul, even though SDE conducted its analysis of the impact of the transactions on these two productions in the narrower Brazilian market and issued a favorable opinion. In February and June 2004, the Brazilian federal prosecutor issued opinions recommending approval of these transactions without restrictions. CADE is continuing to review these transactions and may disagree with those opinions and may impose conditions on our company. Any adverse decision by CADE could result in a material adverse effect on our results of operations, financial condition and prospects.

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

Overview

     We are the leading petrochemical company in Latin America and one of the five largest Brazilian-owned private sector industrial companies based on net sales revenue. We recorded net income of R$215.1 million in 2003 on net sales revenue of R$10,135.8 million. We produce a diversified portfolio of petrochemical products and have a strategic focus on polyethylene, polypropylene and PVC. We are the only Brazilian company with integrated first and second generation petrochemical production facilities, with 13 plants in Brazil.

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

     At June 30, 2004, we estimated that the implementation of our integration program will result in our achieving approximately R$314 million in annual recurring cost reductions as compared to costs that would have been incurred by our company and the companies that we have acquired, as estimated by our management. These cost reductions have been achieved primarily in the areas of tax, logistics, operations and information technology, and personnel. We believe that we will be able to achieve additional annual recurring cost reductions over the next three years through other actions that are expected to complete our integration program. We cannot assure holders of the ADSs that we will realize the full benefit of the existing or future identified annual cost savings in upcoming years. To the extent that we fail to do so, for any reason, in any year, our results of operations for that year will be adversely affected.

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

     In 2001, GDP in Brazil increased by 1.3%. In 2001, Brazilian consumption volumes of polyethylene decreased by 2.5%, polypropylene increased by 5.1% and PVC decreased by 15.1% compared to consumption volumes in 2000. The decreased consumption volumes of polyethylene and PVC were primarily due to reductions in the operations of many of our customers as a result of the Brazilian government’s electric power rationing program that was initiated in June 2001.

     In 2002, GDP in Brazil increased by 1.9%. In 2002, Brazilian consumption volumes of polyethylene, polypropylene and PVC increased by 0.2%, 11.3% and 11.0%, respectively, compared to depressed 2001 levels, principally as a result of increased production of third generation products following the termination of the Brazilian government’s electric power rationing program in February 2002.

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

Effects on Cost of Sales

     Naphtha is the principal raw material used by our Basic Petrochemicals Unit. In 2003, naphtha represented 84.6% of the total cost of sales and services rendered of our Basic Petrochemicals Unit and, directly and indirectly through the cost of basic petrochemicals that we bought from Copesul, 65.2% of our consolidated cost of sales and services rendered.

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

     At December 31, 2003, 66.6% of our consolidated indebtedness was denominated in U.S. dollars. As a result, when the real depreciates against the U.S. dollar:

•	the interest costs on our U.S. dollar-denominated indebtedness increase in reais, which negatively affects our results of operations in reais;

•	the amount of our U.S. dollar-denominated indebtedness increase in reais, and our total liabilities and debt service obligations in reais increase; and

•	our financial expenses tend to increase as a result of foreign exchange losses that we must record.

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

     Inflation affects our financial performance by increasing some of our operating expenses denominated in reais (and not linked to the U.S. dollar). A significant portion of our costs of sales and services rendered, however, are linked to the U.S. dollar and are not substantially affected by the Brazilian inflation rate. In addition, some of our real-denominated debt is indexed to take into account the effects of inflation. Under this debt, the principal amount generally is adjusted with reference to the IGP–M, an inflation index, so that inflation results in increases in our financial expenses and debt service obligations. In addition, a significant portion of our real-denominated debt bears interest at the Long-Term Interest Rate or the CDI rate, which are partially adjusted for inflation.

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

     Standard & Poor’s and Fitch maintain ratings of our company and our debt securities. As of the date of this annual report, Standard and Poor’s maintains a local rating for our company of “Br A,” a local currency rating for our company of “BB-” stable, and a foreign currency rating for our company of “B+” positive, and Fitch maintains a local currency rating for our company of “Br A” with outlook stable. We have not been informed of any proposed actions by either of these ratings agencies to modify their ratings on our company or its indebtedness. Any rating downgradings in the future would likely result in increased interest and other financial expenses relating to borrowings and debt securities and could adversely affect our ability to obtain such financing on satisfactory terms or in amounts required by us.

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

     At the end of each year, if we or any of our affected subsidiaries has taxable profit resulting from the operations described above, the amount of the income tax exemption or reduction is credited to a capital reserve, which can only be used to increase capital or absorb losses which exceed retained earnings and profits reserves as defined in the Brazilian Corporation Law or redeem or repurchase share capital or participation certificates.

     Due to operating losses sustained by us in the past, we had R$322.8 million of deferred tax assets made up of tax loss carryforwards available at December 31, 2003. Income tax loss carryforwards available for offset in Brazil do not expire. However, the annual offset is limited to 30% of our adjusted net income. This limit also affects the Social Contribution on Net Income.

     Our export sales are currently exempt from PIS (a federal value-added tax), COFINS (a federal value-added tax), IPI (a federal value-added tax on industrial products) and ICMS (a state value-added tax on sales and services) under generally available exemptions, subject to our compliance with the requirements of these exemptions.

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

     We are currently involved in numerous tax proceedings. We have established reserves based on our obligations under current legislation, utilization of the contingent IPI tax credits, and our estimated costs of resolving other claims in which we believe we have a probable tax loss. The tax contingencies relate primarily to the Social Contribution on Net Income (a tax similar to the corporate income tax), PIS, COFINS and IPI. If any of these legal proceedings is decided adversely to us, our results of operations or financial condition could be materially adversely affected. For more information on our tax proceedings, the amounts claimed by governmental authorities and the amounts we have reserved against some of these claims, see “Item 8. Financial Information—Legal Proceedings—Tax Proceedings.”

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

     Constitutional Amendment No. 42 provides for the assessment of PIS and COFINS on import transactions. Law No. 10,865/04, which implemented this provision, requires PIS and COFINS to be assessed on the import of goods, as well as on the remuneration paid to non-residents for the rendering of services. These changes became effective on May 1, 2004. Constitutional Amendment No. 42 also provides for an extension of the CPMF assessment until December 31, 2007. Prior to the adoption of Amendment No. 42, CPMF was scheduled to expire on December 31, 2004.

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

Syndicated Credit Agreement

     On June 7, 2004, Overseas III Export Ltd., a special purpose company we created, entered into a US$200.0 million syndicated credit agreement. During June 2004, US$70.0 million was disbursed to Overseas III Export Ltd. and lent by Overseas III Export Ltd. to our company on identical terms and conditions as those contained in the syndicated credit agreement. During August 2004, the remaining US$130.0 million was disbursed to Overseas III Export Ltd. and lent by Overseas III Export Ltd. to our company on identical terms and conditions as those contained in the syndicated credit agreement. The loan to Overseas III Export Ltd. has been guaranteed by our company and is secured by certain of our exports. The first tranche of this loan in the principal amount of US$145.0 million bears interest at the rate of six-month LIBOR plus 3.5% per annum, payable semi-annually in arrears. Principal on the first tranche is payable in five semi-annual installments beginning in December 2005. The second tranche of this loan in the principal amount of US$55.0 million bears interest at the rate of six-month LIBOR plus 4.5% per annum, payable semi-annually in arrears. Principal on the second tranche is payable in eight semi-annual installments beginning in December 2005. The principal covenants under this agreement include financial ratios and limitations on indebtedness, liens, mergers, sales of assets, investments and acquisitions.

Secured Credit Agreement

     On June 30, 2004, we entered into a secured credit agreement in the aggregate amount of R$152.7 million to finance capital expenditures that we plan to make in certain of our plants located in the Northeastern Complex and in Alagoas in the second half of 2004 and in 2005. The loans under this credit agreement are secured by a first mortgage on our PVC plant located in São Paulo and our chloro-soda plant located in the Northeastern Complex, as well as a purchase-money security interest in machinery and equipment that we will purchase with the proceeds of this loan. Under this credit agreement, we are required to invest up to R$62.4 million of our own funds in accordance with an investment schedule as a condition precedent to disbursements of the loans. As of August 27, 2004, we have invested R$15.4 million of our own funds in accordance with this investment schedule and the lender has disbursed a loan to our company in the aggregate principal amount of R$16.9 million. The loans under this credit agreement bear interest at the rate of 14.0% per annum, payable quarterly in arrears from June 30, 2004 through June 30, 2008 and thereafter monthly in arrears through July 30, 2016. The lender under this credit agreement may modify the interest rate annually based on fluctuations in the Long-Term Interest Rate during the preceding year and upon written notice to our company. The principal of these loans is payable in 96 equal monthly installments, commencing on July 30, 2008.

Export Prepayment Facility

     On July 21, 2004, we entered into an export prepayment facility in an aggregate amount of US$50.0 million. The loan under this facility is secured by certain of our exports and bears interest at a rate of six-month LIBOR plus 3.0% per annum, payable semi-annually in arrears commencing on January 21, 2005. The principal amount of this facility is payable in eight equal semi-annual installments beginning in January 2005. The principal covenants under this export prepayment facility include financial ratios and limitations on sales of assets.

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

Year Ended December 31, 2003 Compared with Year Ended December 31, 2002

Consolidated and Combined Results

     The following table sets forth consolidated and combined financial information for each of the two years ended December 31, 2003 and 2002.

	Year Ended December 31,
	2003		2002
	Consolidated		Combined
	(In millions of reais)
Net sales revenue	R$	10,135.8	R$	7,576.6
Cost of sales and services rendered		(8,089.3)		(6,175.5)

Gross profit		2,046.5		1,401.1
Selling, general and administrative expenses		(471.9)		(577.7)
Investment in associated companies, net(1)		(158.2)		(251.7)
Depreciation and amortization		(193.5)		(222.4)
Financial expenses, net		(703.6)		(2,861.9)
Other operating income		49.7		1,132.7

Operating income (loss)		569.0		(1,379.9)
Non-operating expenses, net		(4.8)		(98.0)

Income (loss) before income tax and social contribution and minority interest		564.2		(1,477.9)
Income tax and social contribution		(122.9)		(89.8)

Income (loss) before minority interest		441.3		(1,567.7)
Minority interest		(226.2)		189.0

Net income (loss) for the year	R$	215.1	R$	(1,378.7)

(1)	Investment in associated companies, net, comprises equity in the results, amortization of goodwill, net, foreign exchange variation and tax incentives and other.

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

     Cost of Sales and Services Rendered and Gross Profit

     Cost of sales and services rendered increased by 31.0% in 2003, primarily as a result of the growth in cost of sales in each of our segments, particularly the 36.8% growth in cost of sales and services rendered of our Basic Petrochemicals segment and the 31.9% growth in cost of sales of our Polyolefins segment, both related to the greater direct and indirect cost of naphtha. Without giving effect to the proportional consolidation of our jointly controlled companies, our cost of sales and services rendered increased by 30.4% in 2003.

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

     Non-Operating Expenses, Net

     Non-operating expenses decreased by 95.1% in 2003. This decrease was primarily as a result of the effects of a reversal in 2002 of the provision for losses in investments in Norcel S.A. and Codeverde-Companhia de Desenvolvimento Rio Verde in the amount of R$37.8 million because we no longer expect to incur losses on these investments, and a reversal of the provision for losses on our Electrobras compulsory loan in the amount of R$32.9 million. Without giving effect to the proportional consolidation of our jointly controlled companies, non-operating expenses decreased by 93.8% in 2003.

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

     Sales of basic petrochemicals by our Basic Petrochemicals segment to our other segments increased by 23.2% to R$910.7 million in 2003 from R$739.0 million in 2002 and sales of utilities by our Basic Petrochemicals segment to our other segments increased by 36.1% to R$103.8 million in 2003 from R$76.3 million in 2002. Sales of utilities to third parties increased by 15.1% to R$280.7 million in 2003 from R$244.0 million in 2002. Net export sales of the Basic Petrochemicals segment increased by 57.8% to R$618.8 million in 2003 from R$392.2 million in 2002, primarily as a result of the recovery of our production levels following the scheduled shutdown of one of our pyrolysis plants that is part of our Olefins 1 unit for 92 days in 2002.

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

     Cost of Sales and Services and Gross Profit. Cost of sales and services of the Basic Petrochemicals segment increased by 36.8% in 2003. This increase was primarily attributable to an increase of 34.1% in the average price of naphtha purchased in 2003, as well as the increased sales volume recorded in 2003. Naphtha accounted for 84.6% of the Basic Petrochemicals segment’s cost of sales in 2003 and 83.2% in 2002.

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

     Domestic sales volume of polyethylene decreased by 9.4% to 446.1 thousand tons in 2003 from 491.7 thousand tons in 2002, principally due to our strategic decision to maintain our margins on polyethylene despite decreased demand for polyethylene as a result of the recession in Brazil. Average domestic prices for polyethylene increased by 27.9% to R$2,567 per ton in 2003 from R$2,007 per ton in 2002.

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

     Export sales volume of polyethylene increased by 31.8% to 221.9 thousand tons in 2003 from 168.3 thousand tons in 2002, principally due to our strategic decision to increase our exports of polyethylene despite the lower margins available in the international market rather than lower our capacity utilization rate in response to the reduced domestic demand for polyethylene. Average export prices for polyethylene increased by 20.0% to R$2,072 per ton in 2003 from R$1,727 per ton in 2002.

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

     Domestic sales volume of caprolactam increased by 181.7% to 42.5 thousand tons in 2003 from 15.1 thousand tons in 2002, principally due to the effect of our merger with 52114 Participações. Average domestic prices for caprolactam increased by 14.2% to R$4,237 per ton in 2003 from R$3,711 per ton in 2002, primarily as a result of a 42.8% increase in the average domestic price of benzene, the principal raw material used to manufacture caprolactam.

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

Year Ended December 31, 2002 Compared with Year Ended December 31, 2001

Combined Results

     The following table sets forth combined financial information for our company for each of the two years ended December 31, 2002 and 2001.

	Year Ended December 31,
	2002		2001
	Combined		Combined
	(in millions of reais)
Net sales revenue	R$	7,576.6	R$	4,459.5
Cost of sales and services rendered		(6,175.5)		(3,637.6)

Gross profit		1,401.1		821.9
Selling, general and administrative expenses		(577.7)		(210.3)
Investment in associated companies, net		(251.7)		(214.3)
Depreciation and amortization		(222.4)		(111.3)
Financial expenses, net		(2,861.9)		(506.5)
Other operating income		1,132.7		103.3

Operating loss		(1,379.9)		(117.2)
Non-operating expenses, net		(98.0)		(120.8)

Income (loss) before income tax and social contribution and minority interest		(1,477.9)		(238.0)
Income tax and social contribution		(89.8)		(77.6)

Loss before minority interest		(1,567.7)		(315.6)
Minority interest		189.0		(108.9)

Net loss for the year	R$	(1,378.7)	R$	(424.5)

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

Business Segment Results

     The following table sets forth combined financial information for our business segments for each of the two years ended December 31, 2002 and 2001.

	Year Ended December 31,
	Combined
	2002		2001
	(in millions of reais, except percentages)
Basic Petrochemicals
Net sales revenue	R$	3,499.1	R$	3,143.9
Cost of sales		(3,006.3)		(2,746.5)
Gross profit		492.8		397.4
Operating income (1)		409.1		299.1
Gross margin (%)		14.1%		12.6%
Operating margin (%)		11.7%		9.5%
Polyolefins
Net sales revenue	R$	2,482.3	R$	896.8
Cost of sales		(2,062.4)		(679.1)
Gross profit		419.9		217.7
Operating income (1)		284.7		139.2
Gross margin (%)		16.9%		24.3%
Operating margin (%)		11.5%		15.5%
Vinyls
Net sales revenue	R$	1,117.8	R$	377.5
Cost of sales		(804.7)		(274.9)
Gross profit		313.1		102.6
Operating income (1)		265.8		141.7
Gross margin (%)		28.0%		27.2%
Operating margin (%)		23.8%		37.5%
Business Development
Net sales revenue	R$	290.8	R$	72.7
Cost of sales		(246.1)		(61.4)
Gross profit		44.7		11.3
Operating income (1)		35.3		7.7
Gross margin (%)		15.4%		15.5%
Operating margin (%)		12.1%		10.6%

(1)	Operating income does not include financial income and expenses.

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

     Sales of basic petrochemicals by our Basic Petrochemicals segment to our other segments increased by 61.7% to R$739.0 million in 2002 from R$457.0 million in 2001, and sales of utilities by our Basic Petrochemicals segment to our other segments increased by 34.3% to R$76.3 million in 2002 from R$56.8 million in 2001. Sales of utilities to third parties increased by 8.5% to R$244.0 million in 2002 from R$224.9 million in 2001. Net export sales of the Basic Petrochemicals segment increased by 40.0% to R$392.2 million in 2002 from R$280.2 million in 2001, primarily as a result of the commencement of exports of automotive gasoline and of a 68.8% increase in the average export price of benzene.

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

     Cost of Sales and Services and Gross Profit. Cost of sales and services of the Basic Petrochemicals segment increased by 3.7% in 2002. This increase was primarily attributable to a 22.7% increase in the average price of naphtha we purchased in 2002. Naphtha accounted for 83.2% of the Basic Petrochemicals segment’s cost of sales in 2002 and 75.0% in 2001.

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

     Net sales revenue of our Polyolefins segment increased by 27.6% to R$2,482.3 million in 2002 as compared to aggregate net sales revenue of OPP Química and Polialden of R$1,945.5 million in 2001. This increase was primarily attributable to the 33.7% increase of net export sales of polyethylene by the Polyolefins segment to R$290.7 million in 2002 as compared to aggregate net export sales of polyethylene by OPP Química and Polialden of R$217.4 million in 2001 and the 24.6% increase of domestic sales of polypropylene by the Polyolefins segment to R$763.2 million in 2002 as compared to aggregate domestic sales of polypropylene by OPP Química and Polialden of R$612.7 million in 2001.

     Domestic sales volume of polyethylene decreased by 0.2% to 491.7 thousand tons in 2002 as compared to an aggregate of 492.7 thousand tons for OPP Química and Polialden in 2001, principally as a result of the reduced supply of ethylene available from our Basic Petrochemicals Unit as a result of the maintenance shutdown of one of our pyrolysis plants in 2002. Average domestic prices for polyethylene increased by 4.5% to R$2,007 per ton in 2002 from R$1,920 per ton in 2001.

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

     Export sales volume of polyethylene increased by 24.0% to 163.3 thousand tons in 2002 as compared to an aggregate of 135.8 thousand tons for OPP Química and Polialden in 2001, principally as a result of favorable export prices. Average export prices for polyethylene increased by 7.9% to R$1,727 per ton in 2002 from R$1,601 per ton in 2001.

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

     Gross profit of the Polyolefins segment decreased by 5.3% to R$419.9 million in 2002 as compared to aggregate gross profit of OPP Química and Polialden of R$443.2 million in 2001, and gross margin decreased to 16.9% in 2002 from 22.8% in 2001, primarily as a result of our inability to pass through the full increased cost of raw materials to our customers through increases in the prices of our polyolefins products.

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

     Operating income of the Polyolefins segment increased by 13.5% to R$284.7 million in 2002 as compared to aggregate operating income of OPP Química and Polialden of R$250.8 million in 2001, principally due to a R$54.3 million decline in selling, general and administrative expenses, primarily due to the effects of the reclassification of freight expenses as part of cost of sales in 2002. Operating margin for 2002 decreased to 11.5% from 15.5% in 2001.

     Vinyls

     Net Sales Revenue. Net sales revenue of the Vinyls segment increased by 196.1% in 2002. This increase was primarily attributable to the effects of our merger with OPP Produtos, as we did not produce vinyls products prior to July 25, 2001. Net export sales of the Vinyls segment increased by 118.5% to R$131.0 million in 2002 from R$60.0 million in 2001. This increase in net export sales was primarily attributable to the effects of our merger with OPP Produtos.

     Net sales revenue of our Vinyls unit increased by 18.4% to R$1,117.8 million in 2002 as compared to net sales revenue of Trikem of R$944.2 million in 2001. This increase was primarily attributable to a 30.6% increase in domestic sales of PVC and a 284.7% increase in export sales of EDC. Net export sales of the Vinyls segment increased by 77.5% in 2002 to R$131.0 million as compared to net export sales by Trikem of R$73.8 million in 2001.

     Domestic sales volume of PVC by the Vinyls segment increased by 6.9% to 350.1 thousand tons in 2002 as compared to Trikem’s sales volume of 327.6 thousand tons in 2001, principally as a result of the return to normal production and consumption levels in 2002 following the termination of the Brazilian government’s electric power rationing program, which had depressed domestic consumption in 2001. Average domestic prices for PVC increased by 22.3% to R$2,034 per ton in 2002 from R$1,664 per ton in 2001.

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

     Operating income of our Vinyls segment declined by 21.5% to R$265.8 million in 2002 as compared to Trikem’s operating income of R$338.6 million in 2001, principally as a result of a decrease of R$41.5 million in other income, net, primarily as a result of the effects of an insurance recovery recorded in 2001 in connection with an industrial accident at our PVC plant in Alagoas. Operating margin of the Vinyls segment for 2002 was 23.8% in 2002 as compared to Trikem’s operating margin of 32.7% in 2001.

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

Working Capital

     We had consolidated negative working capital of R$726.8 million at December 31, 2003. Without giving effect to the proportional consolidation of our jointly controlled companies, we had consolidated negative working capital of R$913.0 million at December 31, 2003. Our working capital deficit at December 31, 2003 principally reflected the level of our outstanding short-term indebtedness, including the current portion of our long-term debt. Part of our debt strategy over the next few years involves the use of a substantial portion of our consolidated cash flow, including from synergies resulting from our mergers with OPP Produtos and 52114 Participações, to pay principal and interest with respect to this indebtedness, particularly the dollar-denominated portion of our debt not associated with trade finance lines, including by repaying short-term debt through longer-term borrowings and issuing longer-term debt securities.

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

     The increase in our consolidated current assets during 2003 was largely due to:

•	an increase of R$363.3 million in cash and cash equivalents and other investments, primarily as a result of our strategy to increase the amount of our liquid assets;

•	an increase of R$257.2 million in trade accounts receivable, primarily as a result of the higher overall sales volume and prices during the period in which the receivables recorded at December 31, 2003 were generated than during the corresponding period in 2002; and

•	an increase of R$182.5 million in inventories, primarily as a result of our increased production in late 2003 of certain products for inventory in anticipation of the shutdown of our Olefins 2 and Aromatics units in February 2004 for maintenance and inspection.

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

Projected Sources and Uses of Cash

     We anticipate that we will be required to spend approximately R$7,232.5 million to meet our short-term contractual obligations and commitments and budgeted capital expenditures in 2004, without giving effect to proportional consolidation. We expect that we will meet these cash requirements through a combination of cash generated from operating activities and cash generated by financing activities, including the proceeds of offerings that we concluded in January and February 2004 and the syndicated credit agreement, secured credit agreement and export prepayment facility that we entered into in June and July 2004, new debt financing and the refinancing of our existing short-term indebtedness as it becomes due.

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

     In 2003, our principal source of long-term borrowed funds consisted of issuances in an aggregate amount of US$461.0 million under our medium-term note program and US$30.0 million of proceeds of a syndicated, secured pre-export finance facility. We used cash in 2003 to repay R$389.3 million of our outstanding long-term debt and to repay R$854.7 million of our outstanding short-term debt as part of our strategy to increase the average maturity of our indebtedness. We borrowed R$833.6 million on market terms from related parties, principally from Copesul Trading International Inc. and Petroflex, to finance our working capital requirements during 2003 and repaid R$843.2 million to these related parties.

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

     Our financing strategy has been to extend the average maturity of our outstanding indebtedness, including by repaying short-term debt through longer-term borrowings and issuing longer-term debt securities in order to increase our liquidity levels and improve our strategic, financial and operational flexibility. Part of our financing strategy over the next several years involves our use of a substantial portion of our consolidated cash flow, including from synergies resulting from our mergers with OPP Produtos and 52114 Participações, to pay principal and interest with respect to our outstanding indebtedness, particularly the dollar-denominated portion of our debt not associated with trade finance lines.

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

     We maintain short-term finance lines denominated in reais with a number of financial institutions in Brazil. Although we have no committed lines of credit with these financial institutions, we believe that we will continue to be able to obtain sufficient credit to finance our working capital needs based on current market conditions. At December 31, 2003, the consolidated outstanding balance under our working capital lines denominated in reais was R$556.0 million. Without giving effect to the proportional consolidation of our jointly controlled companies, the aggregate outstanding balance under our working capital lines was R$516.4 million. In addition to our short-term financing lines, we have financing arrangements for the purchase of naphtha which are accounted for in our balance sheet as accounts payable to suppliers. For a discussion of these financing arrangements, see “Item 4. Information on Our Company—Basic Petrochemicals Unit—Supply Contracts and Pricing.”

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

Long-Term Indebtedness

     The following table sets forth selected information with respect to certain of our principal outstanding long-term debt instruments at December 31, 2003. See also “—Recent Developments.”

Outstanding
Principal
Amount at
Instrument	December 31, 2003	Final Maturity	Principal Covenants
Debentures:
10th Issue of Debentures (1st series)	R$410.8 million	October 2006	Financial ratios, limitations on liens, dividends, indebtedness, asset sales and mergers
10th Issue of Debentures (2nd series)	R$299.0 million	October 2006	Financial ratios, limitations on liens, dividends, indebtedness, asset sales and mergers
Subordinated Convertible Debentures	R$636.6 million	July 2007
Medium-Term Notes:
10.50% Notes due 2004	US$121.0 million	July 2004 (repaid)	Limitations on liens, dividends, indebtedness, related party transactions, investments and mergers
9.25% Notes due 2005	US$65.0 million	October 2005	Limitations on liens, dividends, indebtedness, related party transactions, investments and mergers
12.50% Notes due 2008	US$275.0 million	November 2008	Limitations on liens, dividends, indebtedness, related party transactions, investments and mergers
Other Fixed-Rate Notes:
9.0% Notes due 2007	US$150.0 million	June 2007	Limitations on liens
11.5% Notes due 2004	US$50.7 million	February 2004 (repaid)	Limitations on liens, dividends, indebtedness, related party transactions, asset sales, and mergers
11.0% Notes due 2004	US$100.0 million	October 2004	Limitations on liens, dividends, indebtedness, related party transactions and mergers

Outstanding
Principal
Amount at
Instrument	December 31, 2003	Final Maturity	Principal Covenants
10.625% Notes due 2007	US$250.0 million	July 2007	Limitations on liens, dividends, indebtedness, related party transactions, asset sales, and mergers
Bank Credit Facilities:
Syndicated Bank Loan (acquisition financing)	US$80.0 million	July 2004 (repaid)	Limitations on mergers (applicable to Odebrecht Química and OPE Investimentos S.A.)
Bank Loan (construction financing)	US$15.0 million	December 2007	Limitations on liens and mergers
Acquisition Financing:
Bank Loans (acquisition financing)	R$74.6 million	October 2004/March 2005	Limitations on liens
BNDESPAR Loan (acquisition financing)	R$167.7 million	August 2006	Limitation on share transfers
Export Finance Facilities:
Export Prepayment Credit Facility (1st and 2nd tranches)	US$193.6 million	December 2004 (1st tranche) December 2006 (2nd tranche)	Financial ratios, limitations on liens, dividends, investments, indebtedness, asset sales and mergers
6.73% Investor Certificates	US$35.9 million	June 2004 (repaid)
Export Prepayment Loan	US$16.4 million	June 2004 (repaid)	Limitations on liens, dividends, indebtedness, investments and mergers
Customer Export Prepayment	US$93.9 million	June 2006	Financial ratios, limitations on liens, dividends, indebtedness, investments, mergers and asset sales
Syndicated Secured Pre-Export Finance Facility	US$30.0 million	February 2005	Limitations on liens on receivables, indebtedness, dividends, investments, asset sales and mergers

     Many of our debt instruments require that we comply with financial covenants that we must maintain, the most restrictive of which are as follows:

•	Net Debt to EBITDA less than or equal to 3.5 to 1.0 at the end of and for each fiscal quarter until maturity; and

•	EBITDA to Net Financial Expenses greater than or equal to 3.5 to 1.0 at the end of and for each fiscal quarter until maturity.

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

     In addition, the instruments governing a substantial portion of our indebtedness contain cross-default or cross-acceleration clauses, such that the occurrence of an event of default under one of these instruments could trigger an event of default under other indebtedness or enable the creditors under other indebtedness to accelerate that indebtedness.

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

     Tenth Issue of Debentures. On October 1, 2001, we issued our tenth issue of secured non-convertible debentures. The debentures were issued in two series and are secured by a floating lien (garantia flutuante) over our assets. We used the proceeds from these debentures to refinance in part our obligations in connection with our acquisition of Nova Camaçari. The first series consisted of 4,108 debentures and the second series consisted of 2,142 debentures. At December 31, 2003, the aggregate outstanding principal amount of the first series was R$410.8 million and the aggregate outstanding principal amount of the second series was R$299.0 million. Between January 16, 2004 and February 2, 2004, we issued an aggregate of R$380.0 million principal amount of our eleventh series of debentures in exchange for 2,289 debentures in the first series of the tenth issue and 945 debentures in the second series of the tenth issue. See “—Recent Developments—Issuance and Sale of Eleventh Issue of Debentures.”

     Interest on the first series of the tenth issue accrues at the rate of 118.33% of the CDI rate per annum and is payable semi-annually. The first series of the tenth issue matures on October 1, 2006. Interest on the second series of the tenth issue accrues at a rate of 13.25% per annum, payable annually, and the principal amount is adjusted for inflation on each payment date using the IGP-M. The second series matures on October 1, 2006. The initial interest rates described above in respect of both series of debentures will be in effect until October 1, 2004, when our board of directors will establish new interest rates for the period commencing on October 1, 2004 through the final maturity date thereof.

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

     Between July 16, 2003 and October 23, 2003, we issued and sold US$121.0 million aggregate principal amount of our 10.50% Notes due 2004. We paid the principal amount of these notes in full on July 16, 2004.

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

     Acquisition Financing. In September 1992, Odebrecht Química purchased shares of PPH Companhia Industrial de Polipropileno and Poliolefinas S/A, predecessor companies of OPP Química. Odebrecht Química paid 10.0% of the purchase price in cash and the remaining 90.0% was financed by Banco do Brasil. At December 31, 2003, the aggregate outstanding principal balance of the Banco do Brasil loans was R$74.6 million. On January 16, 2004, we issued R$75.1 million aggregate principal amount of our eleventh series of debentures in exchange for the outstanding balance of these loans. See “— Recent Developments — Issuance and Sale of Eleventh Issue of Debentures.”

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

     On August 1, 1997, a trust formed by Trikem issued and sold US$100.0 million aggregate principal amount of 6.73% Investor Certificates due 2004, and we guaranteed payment on the investor certificates. The investor certificates were to be paid from the proceeds of accounts receivable generated from export sales of PVC and EDC to a Japanese company. The investor certificates represented fractional interests in the trust whose sole asset was receivables generated pursuant to a supply agreement with the Japanese company. At December 31, 2003, the aggregate outstanding principal amount of the investor certificates was US$35.9 million. We paid the remaining principal amount of these investor certificates on June 1, 2004.

     In April 2001, Trikem received an export pre-payment loan of US$50.0 million from two financial institutions. We assumed the obligations of Trikem under this loan as a result of its merger with and into our company on January 15, 2004. This loan amortized in 13 equal quarterly installments structured to correspond to excess distributions to our company from the trust that issued the 6.73% Investor Certificates due 2004. At December 31, 2003, the outstanding principal balance of this loan was US$16.4 million. We paid the remaining principal amount of this loan on June 1, 2004.

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

     We are also subject to contingencies with respect to tax, labor, distributors, and other claims and have made provisions for accrued liability for legal proceedings related to certain tax claims of R$1,149.1 million at December 31, 2003. The tax contingencies relate primarily to the COFINS, PIS, IPI federal income tax and the Social Contribution on Net Income. See “Item 8: Financial Information—Legal Proceedings” and notes 17, 18 and 21 to our audited consolidated and combined financial statements included elsewhere in this annual report.

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

Board of Directors

     Our by-laws provide for a board of directors of eleven members and eleven alternate members. During periods of absence or temporary unavailability of a regular member of our board of directors, the corresponding alternate member substitutes for the absent or unavailable regular member. Our board of directors is a decision-making body responsible for, among other things, determining policies and guidelines for our business and our wholly-owned subsidiaries and controlled companies. Our board of directors also supervises our board of executive officers and monitors its implementation of the policies and guidelines that are established from time to time by the board of directors. Under the Brazilian Corporation Law, our board of directors is also responsible for hiring an external independent registered public accounting firm.

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

     Adriano Sá de Seixas Maia. Mr. Maia has been an alternate member of our board of directors as a nominee of Odebrecht since March 4, 2002. Mr. Maia has been a member of the board of directors of Norquisa since April 2003 and a member of the board of directors of Companhia de Maracás since January 2002. He has also been an alternate member of the board of directors of North Sea Company Limited since April 2004 and a member of the board of directors of Tenenge (UK) Holding Limited since June 2004. Mr. Maia has been the assistant general counsel of Odebrecht since September 2001. Previously, Mr. Maia served as legal counsel for several Odebrecht Group companies beginning in 1996 (except from November 1998 through April 1999 when he was a visiting attorney at the law firm of Chadbourne & Parke LLP). Mr. Maia holds a law degree from the Universidade Federal da Bahia.

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

     Hilberto Mascarenhas Alves da Silva Filho. Mr. Silva has been an alternate member of our board of directors as a nominee of Odebrecht since April 29, 2003. He has been the assistant to the chief financial officer of Odebrecht since 1998. Previously, Mr. Silva occupied several executive positions with the Odebrecht Group beginning in 1978. He is also an officer of the Commercial Association of Bahia (Associação Comercial da Bahia) and a member of the Financial Committee of the Brazilian Infrastructure and Basic Industry Association (ABDIB—Associação Brasileira de Infra-Estrutura e Indústria de Base). Mr. Silva holds a bachelor’s degree in business administration from the Universidade Federal da Bahia and attended a senior executive program at Columbia Business School and a financial planning and management course at Fundação Getúlio Vargas.

     José Augusto Cardoso Mendes. Mr. Mendes has been an alternate member of our board of directors as a nominee of Odebrecht since November 18, 2002. He has been the planning, organization and personnel officer of Odebrecht since November 2002. Previously, Mr. Mendes served in several capacities at McKinsey & Company from 1994 to 2000 and as an officer with Diamond Cluster International Inc. from 2000 to 2002. Mr. Mendes holds a bachelor’s degree in metallurgy engineering from the Escola Politécnica de São Paulo and a master’s degree in metallurgical engineering from the Escola Politécnica de São Paulo.

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

     Rogério Gonçalvez Mattos. Mr. Mattos has been an alternate member of our board of directors as a nominee of Petroquisa since September 29, 2002. Mr. Mattos has occupied several executive positions with Petrobras since 1979. He has been the manager of business development for Petrobras since 1998 and a member of the fiscal council of Petros since 2003. He holds a bachelor’s degree in chemical engineering from the Universidade Federal do Rio de Janeiro and a bachelor’s degree in economics from the Universidade Estadual do Rio de Janeiro. Mr. Mattos also attended a senior executive program at the Harvard Business School.

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

     The following table lists the current members of our board of executive officers:

	Year of
Name	Appointment	Position Held	Age
José Carlos Grubisich Filho	2002	Chief Executive Officer	47
Paul Elie Altit	2002	Vice President Executive Officer, Chief Financial Officer and Director of Investor Relations	45
Bernardo Afonso de Almeida Gradin	2002	Vice President Executive Officer	39
Luiz de Mendonça	2002	Vice President Executive Officer	40
Mauricio Roberto de Carvalho Ferro	2002	Vice President Executive Officer and General Counsel	38
Roberto Prisco Paraíso Ramos	2002	Vice President Executive Officer	57
Roberto Lopes Pontes Simões	2004	Vice President Executive Officer	47

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

     Roberto Lopes Pontes Simões. Mr. Simões is currently one of our vice president executive officers and head of our Vinyls Unit. He was the president of IG – Internet Group from 2002 to 2004, where he had served as the chief operational officer since 2000. He also was the president of Opportrans Concessão Metroviária – Metrô Rio from 1999 to 2000 and an executive officer of Odebrecht Engenharia e Construções from 1994 to 1999. Mr. Simões holds a bachelor’s degree in mechanical engineering from the Universidade Federal da Bahia and in maintenance engineering from CEMANT (a program developed by the Universidade Federal da Bahia and Petrobras/Petroquisa).

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

     Júlio Diniz Bastos Pinto. Mr. Pinto has been a member of our fiscal council us a nominee of Petroquisa and Previ since 1999. Mr. Bastos has been the chief finance officer of Petroquisa since 1997 and previously served as a senior auditor at Ernst & Young from 1974 to 1978. Mr. Bastos is currently the president of the fiscal council of Peroria Petroquímica do Rio do Janeiro S.A. and a member of the fiscal council of Petroquímica S.A. Mr. Bastos holds a bachelors degree in economics from the Faculdade de Economia e Finanças do Rio de Janeiro and a post-graduate degree in accounting from Fundação Getúlio Vargas do Rio de Janeiro. Mr. Bastos’ business address is Av. República do Chile No. 65, 9° andar, Sala 903-E, Rio de Janeiro, RJ – CEP 20035-900, Brazil.

     Ismael Campos de Abreu. Mr. Abreu has been a member of our fiscal council as a nominee of Norquisa and Odebrecht since 2003. Mr. Abreu has been the controller of Odebrecht since 1995, and previously served as manager of the tax consulting division of PricewaterhouseCoopers Auditores Independentes from 1973 to 1985, controller of Corrêa Ribeiro S.A. Comércio e Indústria from 1986 to 1988, manager of the consulting area of Arthur Andersen from 1989 to 1991, and a partner of Performance Auditoria e Consultoria from 1992 to 1995. He is currently a member of the fiscal council of Polialden and Petroflex. Mr. Abreu holds a bachelor’s degree in accounting from Fundação Visconde de Cairú, and a post-graduate degree in economic engineering from Centro Interamericano de Desenvolvimento. Mr. Abreu’s business address is Av. Luis Viana Filho, 2841, Salvador, BA – CEP 41730-900, Brazil.

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

     Maria Jesuína de Oliveira Rosa. Ms. Rosa has been an alternate member of our fiscal council as a nominee of Petroquisa and Previ since 1999. Ms. Rosa has been the interim head of the accounting sector and coordinator of the management accounting system of Petroquisa since 1987. Ms. Rosa is currently a member of the fiscal council of Peroria Petroquímica do Rio de Janeiro S.A. Ms. Rosa holds a bachelor’s degree in accounting from Universidade Santa Úrsula. Ms. Rosa’s business address is Av. República do Chile, No 65, 9° andar – sala 903E, Rio de Janeiro, RJ – CEP 20035-900, Brazil.

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

     The aggregate compensation paid by us to all members of our board of directors, board of executive officers and our fiscal council for services in all capacities was R$7.3 million in 2003. On March 31, 2004, our shareholders (acting in the annual general meeting) established the following compensation for the year 2004:

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

     Our executive officers receive the same benefits generally provided to our employees, such as medical (including dental) assistance, private pension plan and meal vouchers. Like our employees, our executive officers also receive a yearly bonus equal to one-month’s salary (known as the “thirteenth” (monthly) salary in Brazil), an additional one-third of one-month’s salary for vacation, and contributions of 8.5% of their salary into a defined contribution pension fund known as the Guarantee Fund for Time of Service (Fundo de Garantia por Tempo de Serviço). Members of our board of directors and fiscal council are not entitled to these benefits. We made contributions into the Guarantee Fund for Time of Service for our executive officers in an aggregate amount of R$159,136 during the year ended December 31, 2003.

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

     We do not employ a material number of temporary employees.

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

     Since coming under the control of the Odebrecht Group, we have adopted and applied the personnel management philosophy of the Odebrecht Group, which emphasizes a performance-related pay structure and a decentralized management structure. Employees in each of our business units participate in setting and achieving their business unit’s annual objectives. As a result, employees in those business units that meet or exceed their goals share in our financial performance through performance-based employee compensation plans. During 2003, this program paid R$27.3 million to 2,608 employees. We paid an additional R$4.8 million to our executive officers under this program during 2003. The members of our board of directors do not participate in this program.

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

ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

     At August 27, 2004, we had an authorized share capital of 122,000,000,000 shares, consisting of 43,920,000,000 common shares, 76,860,000,000 class A preferred shares and 1,220,000,000 class B preferred shares. At August 27, 2004, we had 25,730,061,841 outstanding common shares, 50,608,970,631 outstanding class A preferred shares (excluding 621,887,272 shares held in treasury), and 229,154,800 outstanding class B preferred shares, all without par value. Under the Brazilian Corporation Law, the aggregate number of our non-voting shares may not exceed two-thirds of the total number of our outstanding shares.

     We have registered one class of ADSs, or ADSs, with the United States Securities and Exchange Commission, or the Commission, pursuant to the Securities Act. Each ADS is evidenced by American Depositary Receipts, or ADRs, representing 1,000 of our class A preferred shares. At August 27, 2004, we had approximately 9,600 shareholders, including three U.S. resident holders of our common shares, approximately 49 U.S. resident holders of our class A preferred shares (including The Bank of New York, as depositary) and no U.S. resident holders of our class B preferred shares.

Major Shareholders

     The following table sets forth information concerning the ownership of our common shares and preferred shares at August 27, 2004 by each person whom we know to be the owner of more than 5.0% of any class of our outstanding share capital, and by all of our directors and executive officers as a group. Our principal shareholders have the same voting rights with respect to each class of our shares that they own as other holders of shares of that class.

					Class B Preferred
	Common Shares		Class A Preferred Shares		Shares (1)		Total (2)
	Number of		Number of		Number of		Number of
	Shares	%	shares	%	Shares	%	shares	%
Odebrecht Group (2)	18,724,747,111	72.8	19,442,447,389	38.0	—	—	38,167,194,500	49.4
Mariani Group (3)	872,698,179	3.4	728,032,080	1.4	—	—	1,600,730,259	2.1
Norquisa (4)	7,558,456,469	29.4	706,405,071	1.4	—	—	8,264,861,540	10.7
Petroquisa (5)	2,109,311,790	7.8	5,638,988,270	11.0	—	—	7,658,300,050	9.9
All directors, fiscal council members, their alternates and executive officers as a group (39 persons)	105	*	18,157,716	*	—	—	18,157,821	*

* less than 1%.

(1)	All of our class B preferred shares were subscribed for by the Northeast Investment Fund (Fundo de Investimento do Nordeste – FINOR) and are subject to restrictions on transfer for four years from their exchange by FINOR with investors.

(2)	Represents direct ownership of 2,536,330,602 common shares owned by Odebrecht, 8,484,877,060 common shares owned by ODBPAR investments (a subsidiary of Odebrecht), 7,558,456,469 common shares owned by Norquisa, 145,082,980 common shares owned by Copene Participações, 18,663,500,838 class A preferred shares owned by Odebrecht, 706,405,071 class A preferred shares owned by Norquisa and 72,541,480 class A preferred shares owned by Copene Participações. The Odebrecht Group disclaims ownership of our shares owned by Norquisa other than with respect to its proportionate interest in these shares. ODBPAR Investments owns convertible debentures issued originally by OPP Produtos. These debentures may be converted into our shares at any time, at the discretion of the Odebrecht Group, if such right had been exercised at May 31, 2004, 5,001,059,022 new common shares and 10,002,118,044 new class A preferred shares of our company would have been issued. These shares have not been included in the above table.

(3)	Represents direct ownership of 872,698,179 common shares owned by Pronor and 728,032,080 class A preferred shares owned by Pronor.

(4)	Represents direct ownership of 7,558,456,469 common shares owned by Norquisa and 706,405,071 class A preferred shares owned by Norquisa.

(5)	Represents direct ownership of 2,019,311,790 common shares owned by Petroquisa and 5,638,988,270 class A preferred shares owned by Petroquisa. Because the price at which we will be required to issue shares to Petroquisa will be based on an independent valuation of our company and Copesul, which will not be conducted prior to Petroquisa’s exercise of the Petroquisa option, we cannot determine the number of common shares or class A preferred shares that we would be required to issue on the exercise of the Petroquisa option. Accordingly, we have not included these shares in the above table. See “—Shareholders Agreements—Petroquisa Memorandum of Understanding.”

     We have no management or employee option plans or management or employee options outstanding.

Changes in Ownership

     At January 1, 2001:

•	Norquisa owned 22.8% of our total share capital, including 58.4% of our voting share capital;

•	Petroquisa owned 21.4% of our total share capital, including 15.4% of our voting share capital; and

•	Odebrecht Química, a member of the Odebrecht Group, owned 0.6% of our total share capital, including 1.7% of our voting share capital.

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

     As a result of these transactions, at August 27, 2004:

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

Trikem Shareholders Agreement

     Prior to the merger of Trikem with and into our company, we (through OPP Química), Odebrecht and BNDESPAR had entered into a shareholders agreement in respect of Trikem. Under that shareholders agreement, we and Odebrecht agreed to vote our shares to elect one member of Trikem’s board of directors designated by BNDESPAR. In connection with our merger with Trikem, we, Odebrecht Química, Odebrecht and BNDESPAR amended the Trikem shareholders agreement on January 12, 2004 and on July 13, 2004. These amendments provide that BNDESPAR has the right to appoint one member of our board of directors if it owns more than 5.0% of our total share capital on or prior to November 30, 2004. Through November 30, 2004 or until BNDESPAR earlier appoints a member of our board of directors, a representative of BNDESPAR may attend meetings of our board of directors, but is not allowed to participate or to vote in such meetings. The amended shareholders agreement expires on August 24, 2011, or on any earlier date (after November 30, 2004) that BNDESPAR ceases to own more than 5.0% of our total share capital. All other provisions of the Trikem shareholders agreement remain in effect, including BNDESPAR’s rights to (1) require our company and Odebrecht to purchase the shares that it owns in our company if we do not comply with the terms of the shareholders agreement and do not cure any such non-compliance within a specified period and (2) sell its shares in the event that Odebrecht sells its voting control of our company to a third party.

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

The Odebrecht Group

     In early 2004, Construtora Noberto Odebrecht S.A. served as the general contractor for maintenance services related to the shutdown of our Olefins 2 unit. We paid approximately R$32.5 million to Construtora Noberto Odebrecht S.A. for these services.

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

     We purchased raw materials and utilities from Petrobras and Petrobras Distribuidora S.A. of R$1,982.9 million in the six months ended June 30, 2004 and R$4,546.9 million in 2003. We sold automotive gasoline and LPG to Petrobras and Petrobras Distribuidora S.A. of R$1.9 million in the six months ended June 30, 2004 and R$14.1 million in 2003.

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

Our Subsidiaries, Jointly Controlled Companies and Associated Companies

Copesul

     Our Polyolefins Unit purchases ethylene and propylene from Copesul, in which we have a 29.5% interest. We have a long-term supply contract with Copesul that is described in “Item 4. Information on Our Company—Overview of Our Company’s Operations—Raw Materials of Our Polyolefins Unit—Supply Contracts and Pricing.” Our Polyolefins Unit also buys nitrogen on market terms from Copesul. We recorded purchases from Copesul of R$700.5 million in the six months ended June 30, 2004 and R$1,220.9 million in 2003.

COPESUL – International Trading Inc.

     COPESUL – International Trading Inc. is a subsidiary of Copesul, in which we have a 29.5% interest. At December 31, 2003, one of our subsidiaries, Lantana Trading Company Inc., had four outstanding loans from COPESUL — International Trading Inc. of R$223.2 million (R$157.4 million giving effect to proportional consolidation) at interest rates equivalent to the market rates. At June 30, 2004, the outstanding balance of these loans was R$229.2 million (R$161.7 million giving effect to proportional consolidation).

Polialden

     Polialden has been our subsidiary since July 25, 2001. Polialden has been fully consolidated in our financial statements since July 25, 2001. We sell ethylene, utilities and hydrogen to Polialden under long-term contracts that are renewable automatically for five-year periods.

Politeno

     We own 33.9% of the total share capital of Politeno, including 35.0% of its voting share capital. Our Basic Petrochemicals Unit supplies ethylene to Politeno. Politeno recorded purchases from our company of R$272.1 million in the six months ended June 30, 2004 and R$451.4 million in 2003. We had accounts receivable from Politeno of R$7.7 million at June 30, 2004 and R$11.6 million at December 31, 2003.

Cetrel

     We own, directly and indirectly, 41.0% of the voting and total share capital of Cetrel. We purchase treatment services on market terms from Cetrel for the wastewater and organic residues generated by us in the Northeastern Complex. We recorded purchases from Cetrel of R$7.2 million in the six months ended June 30, 2004 and R$7.5 million in 2003.

Petroflex

     We own 20.1% of the voting and total share capital of Petroflex. We sell butadiene-l to Petroflex on market terms under a long-term contract that is renewable automatically for five-year periods. We recorded net sales to Petroflex of R$165.7 million in the six months ended June 30, 2004 and R$331.3 million in 2003.

     On June 11, 2004, Petroflex entered into a R$34.3 million secured credit agreement with BNDES to finance capital expenditures. In accordance with the terms of a shareholders agreement among our company and the other controlling shareholders of Petroflex, we have guaranteed severally, but not jointly, 40% of this loan, or approximately R$13.7 million of its aggregate principal amount. The first tranche of this loan in the principal amount of R$10.3 million bears interest at a rate based on the UM, a BNDES rate based on a basket of currencies (which rate reflects the daily exchange rate fluctuations in the currencies in which BNDES borrows), plus 5.125% per annum. The second and third tranches of this loan in the aggregate principal amount of R$24.0 million bear interest at the Long-Term Interest Rate, plus 5.125% per annum. As set forth in the shareholders agreement, we charge Petroflex a fee of 1.25% of the outstanding principal amount of this loan that we guarantee.

Borealis Brasil S.A.

     We sell polypropylene and polyethylene to Borealis Brasil S.A. in which we have a 20.0% equity interest. We recorded sales to Borealis of R$67.8 million in the six months ended June 30, 2004 and R$107.6 million in 2003. We paid Borealis R$0.2 million in interest expense during 2003 and had a current liability to Borealis of R$6.0 million at December 31, 2002.

Pronor Petroquímica S.A.

     At December 31, 2003, we had long-term liabilities to Pronor of R$3.1 million.

Other

     We sell PET from time to time to Engepack Embalagens S.A., or Engepack, a packaging manufacturer. Francisco Teixeira de Sá, the chairman of the board of directors of Engepack, is a member of our board of directors. In addition, one of the alternate members of our board of directors, Lucio José Santos Junior, is an executive officer of Engepack, and one of the members of our fiscal council, Walter Murilo Melo de Andrade, is the internal counsel of Engepack. We recorded net sales to Engepack of R$23.8 million in the six months ended June 30, 2004, R$35.8 million in 2003, R$38.1 million in 2002 and R$7.0 million in 2001. Engepack purchases PET from a variety of second generation producers, including our company.

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

     In July 2000, OPP Química filed suit in the State of Rio Grande do Sul requesting the acknowledgement of IPI tax credits for its purchases of raw materials from our company and Copesul. The amount of credits claimed by OPP Química comprised the book value of those raw materials plus monetary adjustments. In December 2002, the Brazilian Federal Supreme Court held that OPP Química was entitled to IPI tax credits in an aggregate amount of R$1,030.1 million, including R$367.9 million attributable to monetary adjustments, for the ten-year period ended in 2002, calculated based on the price of raw materials purchased during the ten-year period preceding the filing of the suit, plus monetary adjustments based on official indicies.

     The Brazilian government has appealed the decision of the Brazilian Federal Supreme Court. The appeal does not challenge the validity of IPI tax credits, but only challenges the method of calculating monetary adjustments on those credits. We believe that we will prevail in this appeal and that the probability of loss is remote. However, if the government prevails in its appeal, we could lose all or a portion of the IPI tax credits that are attributable to monetary adjustments.

     As the validity of IPI tax credits is not in dispute on appeal, we recognized IPI tax credits in an aggregate amount of R$1,030.1 million in December 2002. At December 31, 2003, we have used an aggregate of R$630.5 million of the R$1,030.1 million IPI tax credit to offset our IPI and other federal tax obligations. We anticipate that we will use the remaining credits to offset other federal tax obligations by the end of 2005.

     We have three other similar suits pending on behalf of OPP Química and Trikem (which have merged into our company) in federal courts in the States of Bahia, Sao Paulo and Alagoas. In two of these cases, we obtained preliminary injunctions that allowed these companies to use these credits to offset other IPI tax obligations. In the third case, we obtained a favorable decision in federal trial court that recognized our right to these credits for the ten-year period preceding the filing of this suit, which decision the Brazilian government appealed to the Superior Court of Justice and Federal Supreme Court in 2002. All three of these suits remain pending. Based on (1) these favorable lower court decisions, and (2) the favorable decision of the Federal Supreme Court in OPP Química’s suit in Rio Grande do Sul described above, we have used R$153.0 million at December 31, 2003 of Trikem’s and OPP Química’s IPI tax credits to offset our IPI tax obligations and have recorded a provision in the amount of R$198.4 million at December 31, 2003. We have not recognized any assets or gains in relation to these claims.

     Our subsidiary, Polialden, has a similar suit pending in federal court in the State of Bahia. Polialden won this suit in federal trial court, which ruled that Polialden was entitled to IPI tax credits for the ten-year period preceding the filing of this suit. However, the Brazilian government appealed this decision to the Federal Superior Court of Justice, which appeal remains pending. Based on (1) this favorable lower court decision, and (2) the favorable decision of the Federal Supreme Court in OPP Química’s suit in Rio Grande do Sul, Polialden has used R$78.8 million at December 31, 2003 in IPI tax credits to offset its IPI tax obligations and recorded a provision in the amount of R$108.6 million at December 31, 2003. Poliaden has not recognized any assets or gains in relation to these claims.

     For further information on our accounting treatment of these IPI credits, see note 17 to our audited consolidated and combined financial statements included elsewhere in this annual report.

     IPI Export Credits. Brazilian Decree Law No. 491/69 provides a tax credit to exporters of manufactured products to compensate them for taxes paid in Brazil prior to exporting their products. The regulations governing the IPI tax permit exporters to offset IPI taxes with IPI export credits and/or to transfer their IPI export credits to third parties. However, the Brazilian tax authorities issued a series of administrative rules that reduced, restricted and ultimately suspended the use of these credits based on Decree Law No. 1,724/79, which expressly delegated these powers to the Brazilian Ministry of Finance. We believe that this delegation of powers to the Ministry of Finance violated the distribution of functions among the executive branch, and that secondary administrative rules may not restrict or suspend a benefit created by a constitutionally superior norm. Accordingly, we believe that the administrative rules promulgated under the authority of Decree Law No. 1,724/79 have no legal effect. On these grounds, we and some of our subsidiaries filed suits against the Brazilian government challenging Decree Law No. 1,742/79 and these administrative rules and seeking to offset and transfer IPI export credits as provided under Decree Law No. 491/96.

     We and our subsidiaries are claiming more than R$551 million in IPI export credits. In one of these suits, the Regional Federal Court ruled against OPP Química, holding that it does not have the right to IPI export credits. OPP Química’s appeals before the Superior Court of Justice and the Brazilian Federal Supreme Court remain pending. Although our other suits also are pending, the Brazilian tax authorities have issued deficiency notices against us (1) attempting to collect amounts offset using these IPI export credits, and (2) asserting their right to do so before the expiration of the applicable statute of limitations. We filed administrative appeals in respect of these deficiency notices, but we received unfavorable decisions in each of these appeals. We have appealed each of these unfavorable decisions to the taxpayers’ council (an administrative appeal board). However, based on recent Brazilian Federal Supreme Court and other jurisprudence holding that the sub-delegation by the Ministry of Finance of the authority to regulate IPI export credits under Decree Law No. 1,742/79 was unconstitutional and recognizing the right to offset IPI export credits as provided under Decree Law No. 491/96, we believe that we will prevail in all of these judicial and administrative proceedings. Accordingly, we have used a portion of these credits to offset IPI and other federal taxes in the amount of R$364.9 million at December 31, 2003 and recorded a provision in the amount of R$413.1 million at December 31, 2003 because these suits remain pending. For further information on our accounting treatment of these IPI credits, see note 17 to our audited consolidated and combined financial statements included elsewhere in this annual report.

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

     Law No. 7,689/88 created the Social Contribution on Net Income (CSLL), a tax similar to the corporate income tax. Under Article 146, item III of the Brazilian Constitution, the Social Contribution on Net Income should have been enacted as a supplementary law and not as an ordinary law. Under Brazilian law, supplementary laws must be approved by at least a minority of the members of each house of the Brazilian Congress, while an ordinary law may be approved by a simple majority of the members of Congress present at the relevant voting session. In addition, we believe that the Social Contribution on Net Income violates Article 154, item II of the Brazilian Constitution, which provides that new taxes may not be assessed and calculated on the same basis as existing taxes. We believe that the Social Contribution on Net Income is assessed and calculated on the same basis as the corporate income tax.

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

     Brazilian tax authorities issued several deficiency notices against us and our subsidiaries attempting to collect the Social Contribution on Net Income. We obtained suspensions of all deficiency notices that we have received to date based on a Brazilian civil procedure provision that states that a rescission action may take effect only after the court publishes a final decision.

     We believe it is reasonably possible that we will lose our appeals. However, if we lose this suit, we believe that we would be required to pay the Social Contribution on Net Income only from the date that a final decision is published. We note, however, that these are adverse precedents under Brazilian law that allow rescission actions to relate back to, and to take effect from, the date of the initial decision. Although these precedents do not involve tax proceedings and the Federal Supreme Court has not ruled on this issue, the same line of reasoning has been adopted by the Brazilian tax authorities and may be adopted by the courts in our suit. Accordingly, we believe that it is reasonably possible that we will be required to pay these taxes retroactively.

     If the Social Contribution on Net Income is charged retroactively, then our total estimated exposure at December 31, 2003 would be R$416.8 million, including interest. This amount does not include approximately R$53.6 million in penalties at December 31, 2003, which we believe are not payable because we relied upon a judicial decision in not paying the Social Contribution on Net Income. However, we believe that there is a remote possibility that we will be required to pay fines and related interest as a result of this tax litigation.

     As we believe that the Social Contribution on Net Income may not be payable for periods before the date the final decision is published in the rescission action, we have not made any provision in our consolidated and combined financial statements for these contingencies.

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

     We and some of our subsidiaries lost our suits challenging the change in the definition of “gross billings” and have appealed these decisions to the Brazilian Federal Supreme Court. In light of these unfavorable decisions, it is reasonably possible that we will lose in these proceedings.

     We and some of our subsidiaries also lost suits challenging the increase in the COFINS tax rate and have appealed these decisions to the Brazilian Federal Supreme Court. Based on recent Brazilian Federal Supreme Court and Superior Court of Justice jurisprudence, we believe that our chances of success in these suits are remote. Two of our subsidiaries have voluntarily settled their COFINS liabilities under a special program created by Law No. 10,684/03, for which we have recorded a long-term liability in an aggregate amount of R$56.3 million at December 31, 2003.

     We recorded a provision in accordance with Law No. 9,718/98 in respect of the proceedings that were not settled in an aggregate amount of R$284.9 million at December 31, 2003 and have deposited R$56.3 million of this amount in court. For further information on our accounting treatment of these contingencies, see note 17 to our audited consolidated and combined financial statements included elsewhere in this annual report.

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

     On these grounds, we filed a lawsuit in 1997 against the Brazilian government seeking a refund of, or the right to offset other taxes with, the tax on net profits that we overpaid with respect to the 1990 and 1991 tax years, which totaled approximately R$67.0 million at December 31, 2003. We deposited a portion of this amount with the court and have used this amount to offset our PIS and COFINS liabilities. In March 2002, the Regional Federal Court recognized our right to use these overpaid amounts to offset other taxes, as adjusted for inflation and including interest accrued on these amounts at the SELIC rate. The Brazilian government filed a special appeal before the Superior Court of Justice, which decided the case in favor of our company. Based on the decision of the Superior Court of Justice, we have petitioned the Regional Federal Court, requesting the refund of our judicial deposits and the nullification of the deficiency notices issued by the tax authorities with respect to such amounts.

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

     The Brazilian Federal Supreme Court initially held in favor of the workers’ union but reversed its decision in December 2002 and held that a private collective bargaining agreement cannot preempt federal law, particularly a law that related to Brazilian public policy. In 2003, the workers’ union requested reconsideration of this decision. The decision of the Brazilian Federal Supreme Court in this matter is not final and does not address damages. We believe it is reasonably possible that the employers’ union will lose this suit, which could adversely affect us. While we believe that it is possible (although unlikely) that an adverse judgment against the employers’ union could impact wages that we paid from April 1990 to the present, we believe that any judgment would most likely impact wages that we paid from April 1990 to September 1990 (when the next collective bargaining agreement was entered into). As we believe that it is not probable that the employers’ union will lose this suit, we have not recorded a provision in respect of this suit. If the employers’ union loses this suit and assuming that (1) we are required to pay damages from April 1990 to September 1990, (2) the decision would affect approximately 3,100 employees, (3) advances and other payments previously made to certain of these employees would be deducted from the amount of damages owed to these employees, and (4) damages would be calculated based on the average salary of these employees during this period, we estimate that we could be subject to a liability of up to R$35.0 million, although additional claims would have to be brought by the workers’ union or individual employees to quantify the amount of damages that we would be required to pay.

Overtime

     There are two claims by an employees’ union pending against our company. These claims were originally brought against OPP Química in its capacity as successor of OPP Petroquímica and OPP Polietilenos S.A. The union alleges that there has been no valid collective bargaining agreement since 1991 and seeks payment of overtime. One of the claims was partially granted by the applicable Regional Labor Court, which reversed the initial decision and rendered a judgment requiring OPP Química to pay overtime from June 1997 through April 1999. OPP Química filed a motion for review, which was accepted and is pending judgment. The second claim was dismissed without prejudice by the Regional Labor Court, which ruled that the union had no standing to sue. The union filed a motion for review, which was denied. The appeal filed by the union against the denial of the motion for review was not accepted by the Superior Labor Court and the publication of such decision is still pending. We cannot determine whether the employees’ union will appeal such decision. We believe that the possibility of the employees’ union prevailing in this suits is remote.

     The chemical workers’ union in the State of Bahia recently filed a third lawsuit against our company on behalf of its members seeking overtime pay for (1) time worked in excess of six hours per day for our employees that work on rotating six-hour shifts, (2) time worked in excess of eight hours per day for clerical staff (for time spent changing uniforms and waiting for collective transportation provided by our company) and other employees (for time spent waiting for collective transportation provided by our company) that work on rotating eight-hour shifts, and (3) one hour for rest and meals of employees working on rotating shifts. We believe that these claims are groundless under Brazilian law and intend to defend these claims vigorously. As this case has recently been filed and an initial hearing in the case has not yet occurred, we do not have an estimate of our potential exposure (if any) at this time.

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

Other Proceedings

     We (through Trikem prior to its merger into our company) are involved in several suits filed by some of our former customers for breach of a caustic soda distribution agreement. The plaintiffs in these suits are seeking damages in an aggregate amount of R$318.7 million at December 31, 2003 (monetarily adjusted). We prevailed in two of these cases, one of which the plaintiff appealed. This appeal and the remaining suits are pending. We believe that we will prevail in these suits.

     We have also filed a claim in the amount of R$1.2 million against one of these plaintiffs that has declared bankruptcy.

     We and our subsidiary Polialden are parties to certain proceedings brought by some preferred shareholders which we do not believe will have a material adverse effect on our business, financial condition or results of operations.

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

		Nominal Brazilian Currency per 1,000			US$ equivalent per 1,000
			Class A	Class B			Class A		Class B
		Common	Preferred	Preferred	Common		Preferred		Preferred
Year	Payment Date	Shares	Shares	Shares	Shares		Shares		Shares
1999	February 10, 1999	R$0.51	R$0.51	R$0.51	US$	0.27	US$	0.27	US$	0.27
	May 12, 1999	0.52	0.52	0.52		0.31		0.31		0.31
	August 17, 1999	0.52	0.52	0.52		0.28		0.28		0.28
	November 18, 1999	0.52	0.52	0.52		0.27		0.27		0.27
2000	February 22, 2000	0.86	0.52	0.86		0.48		0.48		0.29
	May 23, 2000	0.86	0.86	0.86		0.46		0.46		0.46
	August 22, 2000	0.86	0.86	0.86		0.47		0.47		0.47
	November 21, 2000	0.86	0.86	0.36		0.45		0.45		0.19
2001	February 20, 2001	0.86	0.86	—		0.43		0.43		—
	May 20, 2001	0.58	0.58	0.58		0.25		0.25		0.25
	August 20, 2001	0.58	0.58	0.58		0.23		0.23		0.23
	November 20, 2001	0.58	0.58	0.58		0.23		0.23		0.23
2002	February 25, 2002	—	0.35	0.35		—		0.15		0.15
	May 20, 2002	—	0.52	0.52		—		0.21		0.21

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

Reserve Accounts

     Under the Brazilian Corporation Law and our by-laws, we are required to maintain a legal reserve. In addition, we are permitted by the Brazilian Corporation Law to establish the following discretionary reserves:

•	a contingency reserve for an anticipated loss that is deemed probable in future years. Any amount so allocated in a previous year must be reversed in the fiscal year in which the loss had been anticipated if the loss does not occur as projected or charged off in the event that the anticipated loss occurs;

•	a reserve for investment projects, in an amount based on a capital expenditure budget approved by our shareholders;

•	an unrealized income reserve described under “—Mandatory Distributions” below; and

•	a tax incentive investment reserve, included in our capital reserve accounts, in the amount of the reduction in our income tax obligations due to government tax incentive programs. See note 19(a) to our audited consolidated and combined financial statements.

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

Capital Reserve Accounts

     Under the Brazilian Corporation Law, we are also permitted to record a capital reserve that may be used only (1) to absorb losses which exceed retained earning and profit reserves as defined in the Brazilian Corporation Law, and (2) to redeem or repurchase share capital and/or participation certificates, (3) to increase our capital, or (4) if specified in our by-laws (which currently do not so specify), to pay preferred share dividends. Amounts allocated to our capital reserves are unavailable for the payment of distributions and are not taken into consideration for purposes of determining the mandatory distributable amount. At December 31, 2003, we had a balance of R$744.3 million in our capital reserve accounts.

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

     The Brazilian Corporation Law permits us to suspend the mandatory distribution if our board of directors reports to our annual shareholders’ meeting that the distribution would be incompatible with our financial condition at that time. Our fiscal council must approve any suspension of the mandatory distribution. In addition, our management must report the reasons of any suspension of the mandatory distribution to the Brazilian Securities Commission. We must allocate net profits not distributed by our company as a result of a suspension to a special reserve and, if not absorbed by subsequent losses, we must distribute these amounts as soon as our financial condition permits. In case our profits reserves, as defined in the Brazilian Corporation Law, exceed our share capital, the excess must be credited to shareholders’ equity or used for the payment of distributions.

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

     At August 27, 2004, we had approximately 9,600 shareholders, including three U.S. resident holders of our common shares, approximately 53 U.S. resident holders of our class A preferred shares (including The Bank of New York, as depositary) and no U.S. resident holders of our class B preferred shares. At August 27, 2004, there were 217,667,900 common shares, 3,282,305,212 class A preferred shares (including class A preferred shares represented by ADSs), and no class B preferred shares held by U.S. resident holders.

Price History of Our Class A Preferred Shares and the ADSs

     The tables below set forth the high and low closing sales prices for our class A preferred shares on the São Paulo Stock Exchange and the high and low closing sales prices for the ADSs on The New York Stock Exchange for the periods indicated.

	São Paulo Stock Exchange				New York Stock Exchange
	Reais per 1,000
	Class A Preferred Shares				U.S. dollars per ADS
	High		Low		High		Low
1999	R$	23.72	R$	3.85	US$	16.19	US$	3.68
2000		34.67		20.34		22.88		14.19
2001		31.00		15.43		17.88		6.14
2002		29.24		9.60		12.75		2.57
2003		66.85		7.90		23.39		2.20

	São Paulo Stock Exchange		New York Stock Exchange
	Reais per 1,000
	Class A Preferred Shares		U.S. dollars per ADS
	High	Low	High		Low
2002
First Quarter	R$29.24	R$23.02	US$	12.75	US$	10.05
Second Quarter	27.11	18.75		11.77		6.09
Third Quarter	20.35	11.50		7.11		3.18
Fourth Quarter	12.25	9.60		3.50		2.57
2003
First Quarter	13.25	7.90		4.10		2.20
Second Quarter	20.75	11.40		7.20		3.35
Third Quarter	36.30	19.20		12.49		6.60
Fourth Quarter	66.85	35.80		23.39		12.40
2004
First Quarter	80.51	63.00		29.25		21.50
Second Quarter	72.49	40.02		25.53		12.63

	São Paulo Stock Exchange				New York Stock Exchange
	Reais per 1,000
	Class A Preferred Shares				U.S. dollars per ADS
	High		Low		High		Low
February 2004	R$	77.00	R$	63.00	US$	26.00	US$	21.50
March 2004		77.41		72.88		26.79		23.22
April 2004		72.49		58.00		35.53		20.12
May 2004		57.62		40.02		19.51		12.63
June 2004		56.50		48.41		18.46		15.33
July 2004		61.69		56.90		20.55		18.23

Source: Economática Ltda.

     On August 27, 2004, the closing sales price of:

•	our class A preferred shares on the São Paulo Stock Exchange was R$ 81.40 per 1,000 shares;

•	our class A preferred shares on the LATIBEX was €22.70 per 1,000 shares; and

•	the ADSs on The New York Stock Exchange was US$27.41 per ADS.

     The following table sets forth the average daily trading volume for our class A preferred shares on the São Paulo Stock Exchange and for the ADSs on The New York Stock Exchange for the periods indicated.

	Average Daily Trading Volume
	São Paulo Stock Exchange
	Lots of 1,000 Class A	New York Stock Exchange
	Preferred Shares	ADSs
2002
First Quarter	37,027	4,435
Second Quarter	26,946	5,091
Third Quarter	30,059	5,613
Fourth Quarter	42,813	8,988
2003
First Quarter	74,239	6,672
Second Quarter	81,541	11,435
Third Quarter	106,240	18,414
Fourth Quarter	105,632	14,661
2004
First Quarter	142,360	29,868
Second Quarter	153,387	25,060

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

     At August 27, 2004, we have an authorized share capital of 122,000,000,000 shares, consisting of 43,920,000,000 common shares, 76,860,000,000 class A preferred shares and 1,220,000,000 class B preferred shares. Under the Brazilian Corporation Law, the aggregate number of our non-voting and limited voting class A and class B preferred shares may not exceed two-thirds of our total outstanding share capital.

     At August 27, 2004, we have outstanding share capital of R$2,192,018,293.84, equal to 76,568,187,272 total outstanding shares consisting of 25,730,061,841 outstanding common shares, 50,608,970,631 outstanding class A preferred shares (excluding 621,887,272 shares held in treasury), and 229,154,800 outstanding class B preferred shares. All of our outstanding share capital is fully paid. All of our shares are without par value.

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

Interest Attributable to Shareholders’ Equity

     Distributions of interest attributable to our shareholders’ equity in respect of our class A preferred shares or the ADSs as an alternative form of dividends are subject to Brazilian withholding tax at the rate of 15% (or 25% in the case of a non-Brazilian holder located in a tax haven jurisdiction (as defined below)). Since 1997 and in accordance with Laws Nos. 9,249/95 and 9,430/96, we may deduct these distributions in calculating the amount of the Social Contribution on Net Income and the income taxes that we owe, provided that each such distribution is approved by our shareholders in a general meeting and complies with the limits established by Brazilian tax legislation.

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

10,833/03. Any capital gains arising from sales or other dispositions outside Brazil would be subject to Brazilian income tax at the rate from 15% to 25% if the investor is located in a tax haven jurisdiction. Brazilian Law No. 10,833/03 requires the purchaser of our class A preferred shares outside Brazil or its attorney-in-fact in Brazil to withhold the tax. A disposition of class A preferred shares can only occur abroad if any investor decides to cancel its investment in ADSs and register the underlying class A preferred shares as a direct foreign investment under Law No. 4,131/62.

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

     Upon receipt of the underlying class A preferred shares, a non-Brazilian holder is also entitled to register with the Central Bank the U.S. dollar value of such shares as a foreign direct investment under Law 4,131/62. See “—Regulation of Foreign Investments” and “—Registered Capital.” A 15% capital gains tax is applicable to the sale or other disposition of preferred class A shares in Brazil where such shares are held by a non-Brazilian holder as a foreign direct investment and the transaction is performed outside a Brazilian stock exchange. If the non-Brazilian holder is domiciled in a tax haven jurisdiction, the income tax rate will be 25%.

     If the sale or other disposition of such shares is carried out on a Brazilian stock exchange, the capital gains on the sale or disposition will be taxed at a rate of 20%. This rate applies to all transactions carried out on a Brazilian stock exchange by non-Brazilian holders regardless of whether or not they are domiciled in tax haven jurisdictions. As from January 1, 2005, the capital gains arising from transactions carried out on a Brazilian stock exchange will be subject to income tax at the rate of 15%. In these transactions, the gain realized is calculated based on the amount registered with the Central Bank. Also, as from January 1, 2005, a withholding tax of 0.005% will also be assessed on the sales price or other disposition value of shares sold or disposed of in transactions carried out on a Brazilian stock exchange. The withholding tax must be withheld by one of the following entities: (i) the agent receiving the sale or disposition order from the client; (ii) the stock exchange responsible for registering the transactions; or (iii) the entity responsible for the settlement and payment of the transactions.

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

Registered Capital

     The amount of an investment in class A preferred shares held by a non-Brazilian holder as a foreign direct investment under Law No. 4,131/02 or a foreign portfolio investment under Resolution No. 2,689/00 or in ADSs held by the depositary representing such holder, as the case may be, is eligible for registration with the Central Bank; such registration (the amount so registered is referred to as “registered capital”) allows the remittance outside Brazil of foreign currency, converted at the commercial market rate, acquired with the proceeds of distributions on, and amounts realized with respect to disposition of, such class A preferred shares. The registered capital for class A preferred shares purchased in the form of ADSs, or purchased in Brazil and deposited with the depositary in exchange for an ADS, is equal to their purchase price in U.S. dollars paid by the purchaser. The registered capital for class A preferred shares that are withdrawn upon surrender of ADSs is the U.S. dollar equivalent of (1) the average price of our class A preferred shares on the Brazilian stock exchange on which the greatest number of such class A preferred shares was sold on the day of withdrawal, or (2) if no class A preferred shares were sold on such day, the average price of class A preferred shares that were sold in the fifteen trading sessions immediately preceding such withdrawal. The U.S. dollar value of our class A preferred shares is determined on the basis of the average commercial market rates quoted by the Central Bank on such date (or, if the average price of class A preferred shares is determined under clause (2) of the preceding sentence, the average of such average quoted rates on the same fifteen dates used to determine the average price of our class A preferred shares).

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

Sale, Exchange or Other Disposition of Class A Preferred Shares or ADSs

     A deposit or withdrawal of class A preferred shares by a holder in exchange for an ADS that represent such shares will not result in the realization of gain or loss for U.S. federal income tax purposes. A U.S. holder generally will recognize capital gain or loss upon a sale, exchange or other disposition of a class A preferred share or ADS held by the U.S. holder or the depositary, as the case may be, in an amount equal to the difference between the U.S. holder’s adjusted basis in our class A preferred share or ADS (determined in U.S. dollars) and the U.S. dollar amount realized on the sale, exchange or other disposition. If a Brazilian tax is withheld on the sale, exchange or other disposition of a share, the amount realized by a U.S. holder will include the gross amount of the proceeds of that sale, exchange or other disposition before deduction of the Brazilian tax. In the case of a non-corporate U.S. holder, the maximum marginal U.S. federal income tax rate applicable to capital gain will generally be lower than the maximum marginal U.S. federal income tax rate applicable to ordinary income (other than, as discussed above, certain dividends) if such holder’s holding period for such class A preferred share or ADS exceeds one year. Capital gain or loss, if any, realized by a U.S. holder on the sale or exchange of a class A preferred share or ADS generally will be treated as U.S. source income for U.S. foreign tax credit purposes. Consequently, in the case of a disposition or deposit of a class A preferred share or ADS that is subject to Brazilian tax, the U.S. holder may not be able to use the foreign tax credit for that Brazilian tax unless it can apply the credit against U.S. tax payable on other income from foreign sources in the appropriate income category, or, alternatively, it may take a deduction for the Brazilian tax if it elects to deduct all of its foreign income taxes. In general, any loss will be U.S. source, subject to certain exceptions that can treat a loss recognized by a U.S. resident in whole or in part as a foreign source loss. The deductibility of capital losses is subject to limitations.

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

	Interest Rate Sensitivity – Principal (Notional) Amount by Expected Maturity – Average Interest Rate
	At December 31, 2003
	Expected Maturity Date
								Fair
	2004	2005	2006	2007	2008	Thereafter	Total	Value
				(in millions of reais)
ASSETS:
Cash and cash equivalents and other investments:
Fixed rate, denominated in U.S. dollars	531.3	—	—	—	—	—	531.3	531.3
Average interest rate	7.1%						7.1%
Cash and cash equivalents	202.6	—	—	—	—	—	202.6	202.6
Other investments	302.3	—	—	—	—	—	302.3	302.3
Average interest rate (of CDI)	100.3%	0.0%	0.0%	0.0%	0.0%	—	100.3%

Cash and cash equivalents and other investments, before proportional consolidation	1,036.2	—	—	—	—	—	1,036.2	1,036.2

Cash and cash equivalents and other investments of proportionally consolidated companies	148.1	—	—	—	—	—	148.1	148.1

Total cash and cash equivalents and other investments	1,184.3	—	—	—	—	—	1,184.3	1,184.3

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

     The table below provides information about our significant foreign currency exposure:

	Foreign Currency Exchange Rate Sensitivity – Principal (Notional) Amount by Expected Maturity
	At December 31, 2003
	Expected Maturity Date
								Fair
	2004	2005	2006	2007	2008	Thereafter	Total	Value
				(In millions of reais)
LIABILITIES:
Loans and financings (excluding debentures):						—
Denominated in U.S. dollars	1,963.6	647.2	223.3	1,167.3	794.6	—	4,796.0	6,022.1
Denominated in Japanese Yen	2.6	1.3	1.3	1.3	0.6	—	7.1	6.0
Denominated in reais	542.8	209.8	243.6	51.8	—	—	1,048.0	848.3

Loans and financings (excluding debentures) before proportional consolidation	2,509.0	858.3	468.2	1,220.4	795.2	—	5,851.1	6,876.4
Loans and financings, of proportionally consolidated companies	217.5	184.4	35.2	17.2	36.4	—	490.7	490.7

Total loans and financings (excluding debentures)	2,726.5	1,042.7	503.4	1,237.6	831.6	—	6,341.8	7,367.1

Debentures:
Denominated in reais	349.0	—	379.9	763.1	—	—	1,492.0	1,201.2

	Foreign Currency Exchange Rate Sensitivity – Principal (Notional) Amount by Expected Maturity
	At December 31, 2003
	Expected Maturity Date
								Fair
	2004	2005	2006	2007	2008	Thereafter	Total	Value
	(in millions of reais)
Total debentures, including current portion	349.0	—	379.9	763.1	—	—	1,492.0	1,201.2

ASSETS:
Cash and cash equivalents and other investments:
Denominated in U.S. dollars	531.3	—	—	—	—	—	531.3	531.3
Denominated in reais	504.9	—	—	—	—	—	504.9	504.9

Cash and cash equivalents and other investments, before proportional consolidation	1,036.2	—	—	—	—	—	1,036.2	1,036.2

Cash and cash equivalents and other investments of proportionally consolidated companies	148.1	—	—	—	—	—	148.1	148.1

Total cash and cash equivalents and other investments	1,184.3	—	—	—	—	—	1,184.3	1,184.3

     The table below provides information about our derivative instruments:

	At December 31, 2003
	Expected Maturity Date
	2004	2005	2006	2007	2008	Thereafter	Total	Fair Value
Cross currency and interest rate swaps contracts (notional amounts)
U.S. dollars to reais:
Variable to fixed (US$ )	16.3	—	—	—	—	—	16.3	(0.6)
Average receiving rate (LIBOR 6M)	LIBOR + 0%	—	—	—	—	—	LIBOR + 0%
Average paying rate (US$ )	4.87%	—	—	—	—	—	4.87%
Foreign currency Non-deliverable Forward (NDF)
Purchased US$ NDF	10.0	—	—	—	—	—	10.0	(2.0)
Average strike prices (R$ to US$1.00)	3.17	—	—	—	—	—	3.17
Foreign currency option:
Purchased US$ put options	30.0	—	—	—	—	—	30.0	2.8
Average strike prices (R$ to US$1.00)	3.04	—	—	—	—	—	3.04
Sold US$ put options	111.2	—	—	—	—	—	111.2	(4.3)
Average strike prices (R$ to US$1.00)	2.99	—	—	—	—	—	2.99
Purchased US$ call options	131.2	—	—	—	—	—	131.2	0.0
Average strike prices (R$ to US$1.00)	3.63	—	—	—	—	—	3.63
Sold US$ call options	121.2	—	—	—	—	—	121.2	(0.0)
Average strike prices (R$ to US$1.00)	3.73	—	—	—	—	—	3.73

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

ITEM 19. EXHIBITS

(a) Financial Statements

(b) List of Exhibits

1.01	By-laws, as amended through January 15, 2004 (English translation) (incorporated by reference to Exhibit 3.01 to Form F-1 of Braskem S.A. filed on April 6, 2004).

2.01	Amended and Restated Deposit Agreement, dated as of September 17, 2003, among Braskem S.A., The Bank of New York and all holders and beneficial owners of ADSs evidenced by ADRs issued thereunder (incorporated by reference to Exhibit 4.01 to Form F-1 of Braskem S.A. filed on April 6, 2004).

2.02	Form of Certificate representing American Depositary Shares (incorporated by reference to Exhibit 4.02 to Form F-1 of Braskem S.A. filed on April 6, 2004).

2.03	The total amount of long-term debt securities of our company and its subsidiaries under any one instrument does not exceed 10% of the total assets of our company and its subsidiaries on a consolidated basis. We agree to furnish copies of any or all such instruments to the Commission upon request.

3.01	Shareholders Agreement, dated as of July 27, 2001, between Odebrecht Química and Petroquímica da Bahia S.A. (English translation) (incorporated by reference to Exhibit 3.1 to Form 20-F of Braskem S.A. filed on June 30, 2003).

3.02	First Amendment to Shareholders Agreement, dated as of July 29, 2002, between Odebrecht Química Química and Petroquímica da Bahia S.A. (English translation) (incorporated by reference to Exhibit 3. 2 to Form 20-F of Braskem S.A. filed on June 30, 2003).

3.03	Memorandum of Understanding Regarding Shareholders Agreement, dated as of July 3, 2001, among Odebrecht Química S.A., Petroquímica da Bahia S.A. and Petrobras Química S.A. (English translation) (incorporated by reference to Exhibit 3.03 to Form 20-F of Braskem S.A. filed on June 30, 2003).

3.04	First Amendment to Memorandum of Understanding Regarding Shareholders Agreement, dated July 26, 2002, among Odebrecht S.A and Petrobras Química S.A., acknowledged by Petroquímica da Bahia S.A., Nordeste Química S.A. and the Registrant. (English translation) (incorporated by reference to Exhibit 3.04 to Form 20-F of Braskem S.A. filed on June 30, 2003).

3.05	Memorandum of Understanding Regarding Shareholders Agreement, dated July 20, 2001, among Odebrecht Química S.A., Petroquímica da Bahia S.A., Petros — Fundação Petrobras de Seguridade Social and Previ — Caixa de Previdéncia dos Funcionários do Banco do Brasil (English translation) (incorporated by reference to Exhibit 3.05 to Form 20-F of Braskem S.A. filed on June 30, 2003).

4.01	Protocol and Justification of the Operation of Incorporation of OPP Produtos Petroquimicos S.A. by the Registrant, dated July 26, 2002 (English translation) (incorporated by reference to Exhibit 4.04 to Form 20-F of Braskem S.A. filed on June 30, 2003).

4.02	Protocol and Justification of the Operation of Incorporation of 52114 Participações S.A. by the Registrant, dated July 26, 2002 (English translation) (incorporated by reference to Exhibit 4.05 to Form 20-F of Braskem S.A. filed on June 30, 2003).

4.03	Protocol and Justification of the Operation of Incorporation of Nitrocarbono S.A. by the Registrant, dated March 10, 2003 (English translation) (incorporated by reference to Exhibit 4.06 to Form 20-F of Braskem S.A. filed on June 30, 2003).

4.04	Protocol and Justification of the Operation of Incorporation of NI Participacoes Ltda. by the Registrant, dated July 15, 2003 (English translation) (incorporated by reference to Exhibit 99.5 to Form 6-K of Braskem S.A. filed on July 21, 2003).

4.05	Protocol and Justification of the Operation of Incorporation of Trikem S.A. by the Registrant, dated December 8, 2003 (English translation) (incorporated by reference to Exhibit 99.10 to Form 6-K of Braskem S.A. filed on December 23, 2003).

4.06	Naphtha and Gas Oil Purchase and Sale Contract, dated as of June 22, 1978, between Petróleo Brasileiro S.A. and the Registrant (English translation) (incorporated by reference to Exhibit 10.06 to Form F-1 of Braskem S.A. filed on April 6, 2004).

4.07	First Amendment to Naphtha and Gas Oil Purchase and Sale Contract, dated as of February 8, 1993, between Petróleo Brasileiro S.A. and the Registrant (English translation) (incorporated by reference to Exhibit 10.07 to Form F-1 of Braskem S.A. filed on April 6, 2004).

4.08	Second Amendment to Naphtha and Gas Oil Purchase and Sale Contract, dated as of February 24, 2003, between Petróleo Brasileiro S.A. and the Registrant. (English translation) (incorporated by reference to Exhibit 10.08 to Form 20-F of Braskem S.A. filed on June 30, 2003).

4.09	Reserve Power and Electricity Supply Contract dated June 2, 1998, between Companhia Hidroelétrica do São Francisco — CHESF and Trikem S.A. (English translation) (incorporated by reference to Exhibit 10.09 to Form F-1 of Braskem S.A. filed on April 6, 2004).

4.10	First Amendment to the Potency Reserve and Power Supply Contract, dated March 8, 1999, between Companhia Hidroelétrica do São Francisco — CHESF and Trikem S.A. (English translation) (incorporated by reference to Exhibit 10.10 to Form F-1 of Braskem S.A. filed on April 6, 2004).

4.11	Second Amendment to the Potency Reserve and Power Supply Contract, dated December 31, 1999, between Companhia Hidroelétrica do São Francisco — CHESF and Trikem S.A. (English translation) (incorporated by reference to Exhibit 10.11 to Form F-1 of Braskem S.A. filed on April 6, 2004).

4.12	Third Amendment to the Potency Reserve and Power Supply Contract, dated January 31, 2000, between Companhia Hidroelétrica do São Francisco — CHESF and Trikem S.A. (English Translation) (incorporated by reference to Exhibit 10.12 to Form F-1 of Braskem S.A. filed on April 6, 2004).

4.13	Fourth Amendment to the Potency Reserve and Power Supply Contract, dated February 4, 2000, between Companhia Hidroelétrica do São Francisco — CHESF and Trikem S.A. (English translation) (incorporated by reference to Exhibit 10.13 to Form F-1 of Braskem S.A. filed on April 6, 2004).

4.14	Fifth Amendment to the Potency Reserve and Power Supply Contract, dated February 29, 2000, between Companhia Hidroelétrica do São Francisco — CHESF and Trikem S.A. (English translation) (incorporated by reference to Exhibit 10.14 to Form F-1 of Braskem S.A. filed on April 6, 2004).

4.15	Sixth Amendment to the Potency Reserve and Power Supply Contract, dated June 28, 2001, between Companhia Hidroelétrica do São Francisco — CHESF and Trikem S.A. (English translation) (incorporated by reference to Exhibit 10.15 to Form F-1 of Braskem S.A. filed on April 6, 2004).

4.16	Seventh Amendment to the Potency Reserve and Power Supply Contract, dated September 17, 2001, between Companhia Hidroelétrica do São Francisco — CHESF and Trikem S.A. (English translation) (incorporated by reference to Exhibit 10.16 to Form F-1 of Braskem S.A. filed on April 6, 2004).

4.17	Eighth Amendment to the Potency Reserve and Power Supply Contract, dated July 30, 2002, between Companhia Hidroelétrica do São Francisco — CHESF and Trikem S.A. (English translation) (incorporated by reference to Exhibit 10.17 to Form F-1 of Braskem S.A. filed on April 6, 2004).

4.18	Ninth Amendment to the Potency Reserve and Power Supply Contract, dated December 3, 2001, between Companhia Hidroelétrica do São Francisco — CHESF and Trikem S.A. (English translation) (incorporated by reference to Exhibit 10.18 to Form F-1 of Braskem S.A. filed on April 6, 2004).

4.19	Tenth Amendment to the Potency Reserve and Power Supply Contract, dated November 27, 2001, between Companhia Hidroelétrica do São Francisco — CHESF and Trikem S.A. (English translation) (incorporated by reference to Exhibit 10.19 to Form F-1 of Braskem S.A. filed on April 6, 2004).

4.20	Eleventh Amendment to the Potency Reserve and Power Supply Contract, dated December 4, 2001, between Companhia Hidroelétrica do São Francisco — CHESF and Trikem S.A. (English translation) (incorporated by reference to Exhibit 10.20 to Form F-1 of Braskem S.A. filed on April 6, 2004).

4.21	Twelfth Amendment to the Potency Reserve and Power Supply Contract, dated December 20, 2001, between Companhia Hidroelétrica do São Francisco — CHESF and Trikem S.A. (English translation) (incorporated by reference to Exhibit 10.21 to Form F-1 of Braskem S.A. filed on April 6, 2004).

4.22	Thirteenth Amendment to the Potency Reserve and Power Supply Contract, dated January 21, 2002, between Companhia Hidroelétrica do São Francisco — CHESF and Trikem S.A. (English translation) (incorporated by reference to Exhibit 10.22 to Form F-1 of Braskem S.A. filed on April 6, 2004).

4.23	Fourteenth Amendment to the Potency Reserve and Power Supply Contract, dated February 1, 2002, between Companhia Hidroelétrica do São Francisco — CHESF and Trikem S.A. (English translation) (incorporated by reference to Exhibit 10.23 to Form F-1 of Braskem S.A. filed on April 6, 2004).

4.24	Raw Materials Supply Contract (RS — 486/82) dated December 8, 1982, between Copesul — Companhia Petroquímica do Sul and Poliolefinas S.A. (English translation) (incorporated by reference to Exhibit 10.24 to Form F-1 of Braskem S.A. filed on April 6, 2004).

4.25	First Amendment to the Raw Materials Supply Contract (RS — 486/82), dated December 8, 1982, between Copesul — Companhia Petroquímica do Sul and Poliolefinas S.A. (English translation) (incorporated by reference to Exhibit 10.25 to Form F-1 of Braskem S.A. filed on April 6, 2004).

4.26	Second Amendment to the Raw Materials Supply Contract (RS — 486/82), dated December 8, 1986, between Copesul — Companhia Petroquímica do Sul and Poliolefinas S.A. (English translation) (incorporated by reference to Exhibit 10.26 to Form F-1 of Braskem S.A. filed on April 6, 2004).

4.27	Third Amendment to the Raw Materials Supply Contract (RS — 486/82), dated March 7, 1988, between Copesul — Companhia Petroquímica do Sul and Poliolefinas S.A. (English translation) (incorporated by reference to Exhibit 10.27 to Form F-1 of Braskem S.A. filed on April 6, 2004).

4.28	Fourth Amendment to the Raw Materials Supply Contract (RS — 486/82), dated June 14, 1995, between Copesul — Companhia Petroquímica do Sul and Poliolefinas S.A. (English translation) (incorporated by reference to Exhibit 10.28 to Form F-1 of Braskem S.A. filed on April 6, 2004).

4.29	Fifth Amendment to the Raw Materials Supply Contract (RS — 486/82), dated August 19, 1995, between Copesul — Companhia Petroquímica do Sul and Poliolefinas S.A. (English translation) (incorporated by reference to Exhibit 10.29 to Form F-1 of Braskem S.A. filed on April 6, 2004).

4.30	Sixth Amendment to the Raw Materials Supply Contract (RS — 486/82), dated May 22, 2001, between Copesul — Companhia Petroquímica do Sul and Poliolefinas S.A. (incorporated by reference to Exhibit 10.30 to Form F-1 of Braskem S.A. filed on April 6, 2004).

4.31	Raw Materials Supply Contract (RS — 789/95) dated August 30, 1995, between Copesul — Companhia Petroquímica do Sul and OPP Polietilenos S.A. (English translation) (incorporated by reference to Exhibit 10.31 to Form F-1 of Braskem S.A. filed on April 6, 2004).

4.32	First Amendment to the Raw Materials Supply Contract (RS — 789/95), dated May 22, 2001, between Copesul — Companhia Petroquímica do Sul and Poliolefinas S.A. (English translation) (incorporated by reference to Exhibit 10.32 to Form F-1 of Braskem S.A. filed on April 6, 2004).

8.01	List of subsidiaries (incorporated by reference to note 4 to our audited consolidated and combined financial statements included elsewhere in this annual report).

12.01	Certification of Principal Executive Officer dated August 31, 2004 pursuant to Exchange Act Rules 13a-15(e) and 15d-15(e)

12.02	Certification of Principal Financial Officer dated August 31, 2004 pursuant to Rules 13a-15(e) and 15d-15(e)

13.01	Certification of Principal Executive Officer dated August 31, 2004 pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

13.02	Certification of Principal Financial Officer dated August 31, 2004 pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

SIGNATURES

     The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report to be signed on its behalf.

BRASKEM S.A.
By:	/s/ José Carlos Grubisich Filho
	Name:	José Carlos Grubisich Filho
	Title:	Chief Executive Officer
	Date:	August 31, 2004

INDEX TO FINANCIAL STATEMENTS

Consolidated and Combined Financial Statements
Report of Independent Registered Public Accounting Firm	F-2
Consolidated Balance Sheets at December 31, 2003 and 2002	F-3
Consolidated and Combined Statements of Operations for the years ended December 31, 2003, 2002 and 2001	F-5
Consolidated and Combined Statements of Changes in Shareholders’ Equity for the years ended December 31, 2003, 2002 and 2001	F-6
Consolidated and Combined Statements of Changes in Financial Position for the years ended December 31, 2003, 2002 and 2001	F-7
Consolidated and Combined Statements of Cash Flows for the years ended December 31, 2003, 2002 and 2001	F-8
Notes to the Consolidated and Combined Financial Statements	F-9

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

      Nova Camaçari Participações S.A. (“Nova Camaçari”), an entity formed by the Odebrecht Group for the specific purpose of participating in the auction, acquired ESAE in the auction. On the same date, Nova Camaçari and the Odebrecht Group entered into the following transactions:

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

      The acquisitions made by Nova Camaçari, described above, were performed for a total purchase price of R$ 1,448.9 for investments with a book value of R$ 160.0 resulting in goodwill of R$ 1,288.9. The goodwill was attributable to the expected future profitability of the operating companies acquired and is being amortized on the straight-line basis over ten years as from August 2001, in conformity with a forecast of annual profitability which is periodically reviewed. The Company acquired Nova Camaçari for a nominal amount (one hundred reais) and generated negative goodwill of R$ 45.9.

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

      Deferred tax assets are recognized when recoverability is more likely than not. Valuation allowances are recorded when necessary.

(d)	Permanent Assets

      Permanent assets are stated at cost indexed for inflation through December 31, 1995 and take into consideration the following:

•	Investments in associated companies are accounted for using the equity method, plus unamortized goodwill, less negative goodwill relating to the same investment. Negative goodwill, less any goodwill on the same investment, is recorded as a net liability. Goodwill is calculated as the difference between the consideration paid and the book value of the net assets acquired. Total goodwill is divided between the fair values of assets and expected future profitability of the investees and is amortized over the useful life of the related assets or up to 10 years in the case of future profitability. Goodwill on acquisitions, other than goodwill on merged companies, is presented separately on the balance sheet within investments. Other investments are carried at the cost of acquisition.

•	Property, plant and equipment are shown at cost and, as from 1997, include capitalized interest incurred during the construction period in connection with the expansion of production capacity of the plants. Previously interest was not capitalized.

•	Depreciation of property, plant and equipment is recorded on the straight-line method at the rates mentioned in Note 13.

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

BRASKEM S.A. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED AND COMBINED FINANCIAL STATEMENTS — (Continued)

at December 31, 2003, 2002 and 2001
All amounts in millions of reais, unless otherwise indicated

      Transactions with related parties are carried out at market prices.

11	Taxes Recoverable

	Reference		2003	2002

Value-added Tax (ICMS) recoverable			213.4	182.2
Excise Tax (IPI) recoverable (regular operations)			68.2	156.3
Zero-rated IPI	(i	)	480.9	764.5
Presumed IPI credit			—	22.3
PIS			52.7	54.9
Income tax and social contribution			108.8	91.4
Income tax on net income (ILL)			67.0	62.1
Social Investment Fund — Finsocial			14.2	14.2
Other			31.3	53.5

			1,036.5	1,401.4
Current assets			(395.9)	(692.8)

Long-term receivables			640.6	708.6

(i)	Zero-rated IPI

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

BRASKEM S.A. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED AND COMBINED FINANCIAL STATEMENTS — (Continued)

at December 31, 2003, 2002 and 2001
All amounts in millions of reais, unless otherwise indicated

15	Loans and financing

	Annual Financial Charges	2003	2002

Foreign currency-denominated
Foreign notes payable (Eurobonds)(a)	9.00% to 11.50% (2002 — from 9.00% to 11.50%)	1,636.9	1,751.4
Advances on export contracts	6.25% to 12.30% (2002 — from 3.80% to 12.00%)	458.5	434.2
Export prepayment(b)	Note 15 (b)	1,182.5	1,939.1
Medium term notes(c)	Note 15 (c)	1,369.2	—
Raw material financing	Fixed interest of 4.11% to 8.26% — Braskem	13.2	48.1
Raw material financing	Jointly-controlled company — Copesul (2.30% — 7.59%)	230.1	308.6
Fixed capital	0.50% above LIBOR	232.8	284.7
Fixed capital	Fixed interest from 3.38% to 8.64% (2002 — from 4.25% to 8.64%)	88.8	207.8
Working capital	6.25% (2002 — from 3.11% to 6.50%)	8.0	276.4
Local currency-denominated
Working capital	Average interest rate at year end was 32% (2002 — 29%)	556.0	694.8
FINAME(d)	9.35% to 11.00% + TJLP	32.0	19.5
BNDES(d)	6.50% to 11.00% + TJLP and UMBNDES (2002 — from 3.90% to 10.75%)	280.1	304.2
Acquisition of shares(e)	4.00% to 4.50% + TJLP or IGP-M	253.0	300.5
Vendor		0.7	68.4

		6,341.8	6,637.7
Less: current liabilities		(2,726.5)	(2,746.1)

Long-term liabilities		3,615.3	3,891.6

CDI	=	Interbank Certificate of Deposit Rate
UMBNDES	=	BNDES Monetary Unit
LIBOR	=	London Interbank Offered Rate
TJLP	=	Long-term Interest Rate, published by the Brazilian Central Bank

(a)	U.S. dollar-denominated notes payable

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

      Based upon recent Federal Supreme Court jurisprudence, the Company believes its chances of success with respect to these contingent assets, the export credit itself and the effects of monetary restatement (official monetary connection, additional inflation effects not officially recognized and SELIC interest), are good, but no asset was recorded. Based on a judicial order, the Company used credits relative to these proceedings to compensate IPI, PIS, COFINS and Federal Income tax payable on its operations. A liability is recorded in the amount of the potential contingent gain in respect of the utilization of the contingent IPI export credits tax, updated by the SELIC rate, amounting to R$ 413.1 at December 31, 2003 (2002 — R$ 174.9).

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

      The Company believes that it is reasonably possible that it will lose the appeals to maintain the Company’s exemption. If the appeals are not successful, the Company believes that the loss of the exemption will be effective only as from the date of a final unfavorable decision and may not be applied retroactively. For this reason, no liability has been recorded. However, we believe that it is reasonably possible that we will be required to pay these taxes retroactively. If a retroactive claim were made by the government, the exposure to the Company would be approximately R$416.8, including interest but excluding fines.

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

      However, management believes that it is reasonably possible that the employers’ union will lose this suit. If the employers’ union loses this suit and assuming that (1) the Company is required to pay damages from April 1990 to September 1990 (the date of the next collective bargaining agreement) and (2) the employees’ union or individual employees file additional claims necessary to quantify the amount of damages, the Company estimates that it could be subject to liability of up to R$35.0.

(b)	Other Litigation of the Company

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

      A reconciliation of the net adjustments to net income for all three years presented is set forth in the following table:

	2003	2002	2001

Expense of deferred charges under U.S. GAAP
Pre-operating expenses	(0.2)	(45.2)	(40.7)
Organization and implementation expenses	(29.9)	(5.1)	(33.9)
Expenditures for structured operations	(33.3)	(61.2)	(20.7)
Research and development	(0.1)	(11.6)	—
Other	(6.6)	(26.6)	(5.7)

	(70.1)	(149.7)	(101.0)

Reversal of amortization of deferred charges under Brazilian GAAP
Pre-operating expenses	12.9	23.8	16.7
Organization and implementation expenses	20.8	14.4	15.8
Expenditures for structured operations	10.3	22.1	19.4
Research and development	8.6	9.1	6.1
Other	25.0	1.4	21.3

	77.6	70.8	79.3

	7.5	(78.9)	(21.7)

(e)	Business combinations

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

      Transactions between parties under common control gave raise to goodwill under Brazilian GAAP, which is treated as capital distributions and contributions under U.S. GAAP:

	2003	2002

Acquisition of ESAE and related transactions	(363.2)	(363.2)
OPP PP transaction	(1,814.6)	(1,814.6)
Contributions from shareholders	15.0	—

Total	(2,162.6)	(2,177.8)

(i)	Acquisition of ESAE and Related Transactions (Note 1(b))

      Under Brazilian GAAP, the acquisition of ESAE was accounted for at book value. Under U.S. GAAP, the acquisition would be accounted for using the purchase method with the assets acquired and the liabilities assumed from third parties recorded at fair value. The portions of net assets that were already held by the Odebrecht Group would be maintained at their existing book values, and the excess of the proportional amount of the purchase price over these book values would be considered a distribution to the Odebrecht Group in the amount of R$ 363.2.

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

      Under U.S. GAAP, the total payment of R$ 1,448.9 made in the acquisition of ESAE and related transactions is divided into payments made to third parties and payments made to companies under common control as follows:

	Common control transactions			Third party transactions

	Payment		Capital	Purchase	Fair value
	made	Book value	distribution	price	of net assets	Goodwill

100% of Conepar	381.0	44.1	336.9	1,016.7	255.1	761.6
100% of Proppet	39.1	12.8	26.4	12.0	(2.3)	14.3

	420.2	56.9	363.3	1,028.7	252.9	775.9

      Nova Camaçari acquired Conepar through the acquisition of the entire share capital of ESAE and Intercapital and the acquisition of an 11.76% direct interest in Conepar. Nova Camaçari acquired Intercapital for total consideration of R$ 445.0, of which R$ 381.0 was paid to members of the Odebrecht Group and the remaining R$ 64.0 was paid to members of the Mariani Group (Pronor Petroquímica S.A. and Companhia Brasileira de Poliolefinas). The net assets acquired from the Odebrecht Group were valued at a carryover basis of R$ 12.8, while the net assets acquired from the Mariani Group were valued at fair value of R$ 16.1.

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

      The fair value of the stock issued by the Company for the acquisition of OPP PP was R$ 1,268.4 on August 16, 2002. At that time OPP PP had a negative carryover book basis of R$ 546.2 under U.S. GAAP, resulting in a capital distribution of R$ 1,814.6 under U.S. GAAP. The Company adjusted the Brazilian GAAP shareholders’ equity to reflect the U.S. GAAP capital distribution of R$ 1,814.6 and made corresponding adjustments to deferred charges, property, plant and equipment and goodwill recorded in investments. At December 31, 2003, the residual balances within deferred charges of R$ 629.8 was represented by cost of R$ 834.7 and accumulated amortization of R$ 204.9.

BRASKEM S.A. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED AND COMBINED FINANCIAL STATEMENTS — (Continued)

at December 31, 2003, 2002 and 2001
All amounts in millions of reais, unless otherwise indicated

(g)	Pension benefits

      In determining the pension and other post-retirement benefit obligations for Brazilian GAAP purposes, Brazilian Accounting Standard NPC 26 is effective for financial statements beginning with the year ended December 31, 2001. As permitted by NPC 26, the transitional obligation, which is the difference between a plan’s net assets and the projected benefit obligation at that date, was fully recognized as a direct charge to retained earnings. Under U.S. GAAP, SFAS No. 87, “Employer’s Accounting for Pensions”, is effective for fiscal years beginning after 1988. As from such date, when an initial transition obligation determined based on an actuarial valuation is recognized, actuarial gains and losses, as well as unexpected variations in plan assets and the projected benefit obligation and the effects of amendments, settlements and other events, would be recorded in accordance with these standards and therefore result in deferral differences. Through 1997, these amounts were treated as non-monetary and were indexed for inflation. U.S. GAAP also requires recognition of an additional minimum liability.

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

BRASKEM S.A. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED AND COMBINED FINANCIAL STATEMENTS — (Continued)

at December 31, 2003, 2002 and 2001
All amounts in millions of reais, unless otherwise indicated

      Information on segment results for 2003, 2002 and 2001 is as follows:

	2003

	Business Segments						Braskem
						Eliminations	consolidated
			Basic	Business	Total	and	before		Braskem
	Vinyls	Polyolefins	Petrochemicals	Development	Segments	adjustments	CVM 247(*)	CVM 247	consolidated

Net sales revenue	1,371.8	3,386.8	4,765.3	455.3	9,979.2	(788.3)	9,190.9	944.9	10,135.8
Cost of sales and services rendered	(1,007.0)	(2,719.7)	(4,111.5)	(416.8)	(8,255.0)	913.4	(7,341.6)	(747.7)	(8,089.3)

Gross profit	364.8	667.1	653.8	38.5	1,724.2	125.1	1,849.3	197.2	2,046.5

Operating expenses (income)
Selling, general and administrative	54.8	139.3	196.0	19.2	409.3	(7.8)	401.5	70.4	471.9
Depreciation and amortization	—	0.9	9.0	0.5	10.4	177.8	188.2	5.3	193.5
Other, net	(3.7)	(2.6)	(51.1)	(10.0)	(67.4)	16.2	(51.2)	1.5	(49.7)

	51.1	137.6	153.9	9.7	352.3	186.2	538.5	77.2	615.7

Operating income	313.7	529.5	499.9	28.8	1,371.9	(61.1)	1,310.8	120.0	1,430.8

[Additional columns below]

[Continued from above table, first column(s) repeated]

	2003

	U.S.
	GAAP
	Differences	U.S. GAAP

Net sales revenue	(607.6)	9,528.2
Cost of sales and services rendered	426.8	(7,662.5)

Gross profit	(180.8)	1,865.7

Operating expenses (income)
Selling, general and administrative	41.5	513.4
Depreciation and amortization	(179.7)	13.8
Other, net	(2.1)	(51.8)

	(140.3)	475.4

Operating income	(40.5)	1,390.3

(*)	“CVM 247” refers to proportional consolidation under Brazilian GAAP (Note 4), and “Braskem consolidated before CVM 247” includes depreciation at R$ 309.4 within cost of sales.

BRASKEM S.A. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED AND COMBINED FINANCIAL STATEMENTS — (Continued)

at December 31, 2003, 2002 and 2001
All amounts in millions of reais, unless otherwise indicated

	2002

	Business Segments						Braskem
						Eliminations	consolidated
			Basic	Business	Total	and	before		Braskem
	Vinyls	Polyolefins	Petrochemicals	Development	Segments	adjustments	CVM 247(*)	CVM 247	consolidated

Net sales revenue	1,117.8	2,482.3	3,499.1	290.8	7,390.0	(522.4)	6,867.6	709.0	7,576.6
Cost of sales and services rendered	(804.7)	(2,062.4)	(3,006.3)	(246.1)	(6,119.5)	490.6	(5,628.9)	(546.6)	(6,175.5)

Gross profit	313.1	419.9	492.8	44.7	1,270.5	(31.8)	1,238.7	162.4	1,401.1

Operating expenses (income)
Selling, general and administrative	48.6	135.4	158.1	9.6	351.7	172.0	523.7	54.0	577.7
Depreciation and amortization	2.5	3.1	9.8	0.2	15.6	156.9	172.5	49.9	222.4
Other, net	(3.8)	(3.3)	(84.2)	(0.4)	(91.7)	(1,022.1)	(1,113.8)	(18.9)	(1,132.7)

	47.3	135.2	83.7	9.4	275.6	(693.2)	(417.6)	85.0	(332.6)

Operating income	265.8	284.7	409.1	35.3	994.9	661.4	1,656.3	77.4	1,733.7

[Additional columns below]

[Continued from above table, first column(s) repeated]

	2002

	U.S.
	GAAP	U.S.
	Differences	GAAP

Net sales revenue	(504.8)	7,071.8
Cost of sales and services rendered	254.7	(5,920.8)

Gross profit	(250.1)	1,151.0

Operating expenses (income)
Selling, general and administrative	(57.4)	520.3
Depreciation and amortization	(26.0)	196.4
Other, net	(6.3)	(1,139.0)

	(89.7)	(422.3)

Operating income	(160.4)	1,573.3

(*)	“CVM 247” refers to proportional consolidation under Brazilian GAAP (Note 4), and “Braskem consolidated before CVM 247” includes depreciation at R$ 241.2 within cost of sales.

BRASKEM S.A. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED AND COMBINED FINANCIAL STATEMENTS — (Continued)

at December 31, 2003, 2002 and 2001
All amounts in millions of reais, unless otherwise indicated

	2001

	Business Segments						Braskem
						Eliminations	consolidated
			Basic	Business	Total	and	before
	Vinyls	Polyolefins	Petrochemicals	Development	Segments	adjustments	CVM 247(*)

Net sales revenue	377.5	896.8	3,143.9	72.7	4,490.9	(354.4)	4,136.5
Cost of sales and services rendered	(274.9)	(679.1)	(2,746.5)	(61.4)	(3,761.9)	378.5	(3,383.4)

Gross profit	102.6	217.7	397.4	11.3	729.0	24.1	753.1

Operating expenses (income)
Selling, general and administrative	5.2	85.8	116.4	2.0	209.4	(28.4)	181.0
Depreciation and amortization	1.5	3.1	6.8	—	11.4	102.6	114.0
Other, net	(45.8)	(10.4)	(24.9)	1.6	(79.5)	(23.1)	(102.6)

	(39.1)	78.5	98.3	3.6	141.3	51.1	192.4

Operating income	141.7	139.2	299.1	7.7	587.7	(27.0)	560.7

[Additional columns below]

[Continued from above table, first column(s) repeated]

	2001

			U.S.
		Braskem	GAAP
	CVM 247	consolidated	Differences	U.S. GAAP

Net sales revenue	323.0	4,459.5	(223.5)	4,236.0
Cost of sales and services rendered	(254.2)	(3,637.6)	119.2	(3,518.4)

Gross profit	68.8	821.9	(104.3)	717.6

Operating expenses (income)
Selling, general and administrative	29.3	210.3	(31.0)	179.3
Depreciation and amortization	(2.7)	111.3	4.2	115.5
Other, net	(0.7)	(103.3)	(1.6)	(104.9)

	25.9	218.3	(28.4)	189.9

Operating income	42.9	603.6	(75.9)	527.7

(*)	“CVM 247” refers to proportional consolidation under Brazilian GAAP (Note 4), and “Braskem consolidated before CVM 247” includes depreciation at R$ 34 within cost of sales.

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

BRASKEM S.A. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED AND COMBINED FINANCIAL STATEMENTS — (Continued)

at December 31, 2003, 2002 and 2001
All amounts in millions of reais, unless otherwise indicated

	2003	2002

Liabilities and shareholders’ equity
Current liabilities
Suppliers	1,124.6	1,604.3
Salaries and payroll charges	70.3	63.9
Fair market value of derivative financial instruments	4.1	21.1
Taxes on income payable	17.1	1.1
Other taxes payable	108.9	311.2
Short-term debt, including current portion of long-term debt	2,515.3	2,405.7
Debentures	349.0	32.1
Related parties	10.9	8.2
Advances for credits rights	—	61.6
Advances from customers	192.4	96.4
Dividends payable	8.8	16.9
Other	177.8	106.1

	4,579.2	4,728.6

Long-term liabilities
Long-term debt	2,826.1	3,199.9
Debentures	1,143.0	1,342.9
Advances for credits rights	113.4	113.4
Quotas subject to mandatory redemption	100.0	—
Related parties	266.1	264.7
Deferred income tax	—	45.5
Minimum pension liability	60.6	40.7
Taxes and contributions payable	1,145.3	829.0
Other	198.9	102.1

	5,853.4	5,938.2

Minority interest	617.8	280.1

Shareholders’ equity	7.8	(415.2)

Total liabilities and shareholders’ equity	11,058.2	10,531.7

BRASKEM S.A. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED AND COMBINED FINANCIAL STATEMENTS — (Continued)

at December 31, 2003, 2002 and 2001
All amounts in millions of reais, unless otherwise indicated

(ii)	Condensed statement of operations under U.S. GAAP

	2003	2002	2001

Gross sales	11,487.0	8,833.8	5,480.2
Value-added and other taxes, discounts and returns	(1,958.8)	(1,762.0)	(1,244.2)

Net sales revenue	9,528.2	7,071.8	4,236.0
Cost of sales and services rendered	(7,662.5)	(5,920.8)	(3,518.4)

Gross profit	1,865.7	1,151.0	717.6
Operating income (expenses)
Selling, general and administrative	(513.4)	(520.3)	(179.3)
Depreciation and amortization	(13.8)	(196.4)	(115.5)
Zero-rated tax credit	—	1,030.1	—
Other, net	51.8	108.9	104.9

Operating income	1,390.3	1,573.3	527.7

Non-operating income (expenses)
Financial income	58.7	565.1	267.8
Financial expenses	(770.8)	(3,354.0)	(737.1)
Other	27.8	(74.0)	(117.2)

Income (loss) before income tax, equity in results of associated companies and minority interest	706.0	(1,289.6)	(58.8)

Income tax benefit (expense)
Current	(42.9)	(67.0)	(32.7)
Deferred	(120.9)	12.5	(80.3)

Income (loss) before equity in results of associated companies and minority interest	542.2	(1,344.1)	(171.8)

Equity in earnings (losses) of associated companies	36.7	7.6	(184.2)
Minority interest	(200.8)	192.5	(115.0)

Net income (loss) for the year	378.1	(1,144.0)	(471.0)

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