Form 20-F
period 2004-12-31
BRASKEM SA
filed 2005-06-29
CIK 1071438

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2004

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Commission file number: 001-14862

BRASKEM S.A.

(Exact Name of Registrant as Specified in its Charter)

N/A

(Translation of Registrant’s name into English)

Federative Republic of Brazil

(Jurisdiction of Incorporation or Organization)

Av. das Nações Unidas, 4777

São Paulo, SP—CEP 05477-000 Brazil

(Address of principal executive offices) (Zip code)

Securities registered pursuant to Section 12(b) of the Exchange Act:

Title of Each Class	Name of Each Exchange on which Registered
Preferred Shares, Class A, no par value per share, each represented by American Depositary Receipts	New York Stock Exchange

Securities registered pursuant to Section 12(g) of the Act:

None

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act:

None

The total number of issued shares of each class of stock of BRASKEM S.A. as of December 31, 2004 was:

120,860,099	Common Shares, no par value per share
240,840,451	Preferred Shares, Class A, no par value per share
842,875	Preferred Shares, Class B, no par value per share

*	Giving effect to the one-for-250 reverse stock split of all issued shares as of May 16, 2005.

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

On December 31, 2004, the exchange rate for reais into U.S. dollars was R$2.654 to US$1.00, based on the commercial selling rate as reported by the Central Bank of Brazil (Banco Central do Brasil), or the Central Bank. The commercial selling rate was R$2.889 to US$1.00 at December 31, 2003. The real/dollar exchange rate fluctuates widely, and the commercial selling rate at December 31, 2003 may not be indicative of future exchange rates. See “Item 3. Key Information—Exchange Rates” for information regarding exchange rates for the Brazilian currency since January 1, 2000.

Solely for the convenience of the reader, we have translated some amounts included in “Item 3. Key Information—Selected Financial Information” and elsewhere in this annual report from reais into U.S. dollars using the commercial selling rate as reported by the Central Bank at December 31, 2004 of R$2.654 to US$1.00. These translations should not be considered representations that any such amounts have been, could have been or could be converted into U.S. dollars at that or at any other exchange rate. Such translations should not be construed as representations that the real amounts represent or have been or could be converted into U.S. dollars as of that or any other date.

Financial Statements

Braskem Financial Statements

We maintain our books and records in reais.

Our consolidated and combined financial statements at December 31, 2004 and 2003 and for each of the years ended December 31, 2004, 2003 and 2002 have been audited as stated in the report appearing herein, and are included in this annual report.

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

Consistent with Brazilian GAAP, our consolidated and combined financial statements at December 31, 2004 and 2003 and for the years ended December 31, 2004, 2003 and 2002 have been prepared in accordance with Brazilian Securities Commission Instruction No. 247/96, as amended by Brazilian Securities Commission Instruction Nos. 269/97, 285/98 and 319/99, which we refer to collectively as Instruction 247. Instruction 247 requires our company to consolidate proportionally jointly controlled companies that are not our subsidiaries, but which we jointly control with one or more other shareholders. The U.S. GAAP reconciliation eliminates the effects of proportional consolidation for those companies that are not jointly controlled by all voting shareholders.

Copesul Financial Statements

We have included separate consolidated financial statements of Copesul—Companhia Petroquímica do Sul, or Copesul, in this annual report because Copesul constitutes a “significant” jointly controlled company, accounting for 38.8% of our income from continuing operations before income taxes in 2004. Copesul maintains its books and records in reais and prepares its financial statements in accordance with Brazilian GAAP. Copesul’s consolidated financial statements at December 31, 2004 and 2003 and for each of the years ended December 31, 2004, 2003 and 2002 included in this annual report have been audited, as stated in the report appearing herein. Copesul’s consolidated financial statements are proportionally consolidated into the Braskem’s consolidated financial statements under Brazilian GAAP, as described above under “—Braskem Financial Statements.”

Share Splits

On October 20, 2003, we authorized the split of all of our issued common shares, class A preferred shares and class B preferred shares into 20 shares for each issued share. This 20-for-one share split was effective on October 21, 2003. As a result of this share split, the ratio of our class A preferred shares to American Depositary Shares, or ADSs, changed from 50 class A preferred shares per ADS to 1,000 class A preferred shares per ADS.

On March 31, 2005, we authorized the reverse split of all of our issued common shares, class A preferred shares and class B preferred shares into one share for each 250 issued shares. This reverse share split became effective on May 16, 2005. In connection with this reverse share split, we authorized a change in the ratio of our ADSs upon the effectiveness of our reverse share split and the ratio change, the ratio of our class A preferred shares to ADSs changed from 1,000 class A preferred shares per ADS to two class A preferred shares per ADS.

All references to numbers of shares and dividend amounts in this annual report have been adjusted to give effect to the 20-for-one share split, the one-for-250 reverse share split and the change in the ratio of our class A preferred shares to ADSs.

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

Production Capacity and Sales Volume

As used in this annual report:

•	“production capacity” means the annual projected capacity for a particular facility, calculated based upon operations 24 hours for each day of a year and deducting scheduled downtime for regular maintenance; and

•	“ton” means a metric ton, which is equal to 1,000 kilograms or 2,204.62 pounds.

Rounding

We have made rounding adjustments to reach some of the figures included in this annual report. As a result, numerical figures shown as totals in some tables may not be an arithmetic aggregation of the figures that preceded them.

CAUTIONARY STATEMENT WITH RESPECT TO FORWARD-LOOKING STATEMENTS

This annual report contains forward-looking statements. Some of the matters discussed concerning our business operations and financial performance include forward-looking statements within the meaning of the Securities Act or the U.S. Securities Exchange Act of 1934, as amended, or the Exchange Act.

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

Our forward-looking statements are not guarantees of future performance, and the actual results or developments may differ materially from the expectations expressed in the forward-looking statements. As for the forward-looking statements that relate to future financial results and other projections, actual results will be different due to the inherent uncertainty of estimates, forecasts and projections. Because of these uncertainties, potential investors should not rely on these forward-looking statements.

We undertake no obligation to publicly update any forward-looking statement, whether as a result of new information, future events or otherwise.

PART I

ITEM 1. IDENTITY OF DIRECTOR, SENIOR MANAGEMENT AND ADVISER

Not applicable.

ITEM 2. OFFER STATISTICS AND EXPECTED TIMETABLE

Not applicable.

ITEM 3. KEY INFORMATION

Selected Financial Information

The following selected financial data has been derived from our consolidated and combined financial statements.

The selected financial data at December 31, 2004 and 2003 and for the three years ended December 31, 2004 have been derived from our consolidated and combined financial statements included in this annual report. The selected financial data at December 31, 2002 and 2001 and for the year ended December 31, 2001 has been derived from our audited consolidated and combined financial statements that are not included in this annual report. The selected financial data at December 31, 2000 and for the year ended December 31, 2000 have been derived from audited consolidated financial statements of our company that are not included in this annual report.

Our financial statements are prepared in accordance with Brazilian GAAP, which differs in significant respects from U.S. GAAP. For a discussion of the differences relating to these financial statements and a reconciliation of our net income (loss) and shareholders’ equity from Brazilian GAAP to U.S. GAAP, see note 29 to our audited consolidated and combined financial statements included in this annual report.

This financial information should be read in conjunction with “Item 5. Operating and Financial Review and Prospects” and our audited consolidated and combined financial statements included elsewhere in this annual report.

All per share data presented below for periods before October 21, 2003 have been adjusted to give effect to the 20-for-one share split that was effective on that date, and all per share data presented below have been further adjusted to give effect to the one-for-250 reverse share split that was effective on May 16, 2005.

	At and for the Year Ended December 31,
	2004(1)		2004		2003		2002		2001(2)		2000
	(in millions of US$, except per share and per ADS amounts and financial ratios)		(in millions of reais, except per share , number of shares and per ADS amounts and financial ratios)
Statement of Operations Data
Brazilian GAAP:
Net sales revenue	US$	4,593.1	R$	12,192.0	R$	10,135.8	R$	7,576.6	R$	4,459.5	R$	2,897.5
Cost of sales and services rendered		(3,420.1)		(9,078.3)		(8,089.3)		(6,175.5)		(3,637.6)		(2,357.1)

Gross profit		1,173.0		3,113.7		2,046.5		1,401.1		821.9		540.4
Selling and general and administrative expenses		(244.9)		(650.0)		(471.9)		(577.7)		(210.3)		(116.2)
Investment in associated companies, net(3)		(34.2)		(90.9)		(158.2)		(251.7)		(214.3)		(3.6)
Depreciation and amortization		(135.4)		(359.4)		(193.5)		(222.4)		(111.3)		(36.5)
Financial expenses		(486.4)		(1,291.0)		(712.6)		(3,481.5)		(801.2)		(250.0)
Financial income		22.7		60.3		9.0		619.6		294.7		178.6

	At and for the Year Ended December 31,
	2004(1)		2004		2003		2002		2001(2)		2000
	(in millions of US$, except per share and per ADS amounts and financial ratios)		(in millions of reais, except per share, number of shares and per ADS amounts and financial ratios)
Zero-rated IPI credit		—		—		—		1,030.1		—		—
Other operating income (expenses)		15.7		41.6		49.7		102.6		103.3		(12.5)

Operating income (loss)		310.5		824.3		569.0		(1,379.9)		(117.2)		300.2
Non-operating expenses, net		(11.2)		(29.9)		(4.8)		(98.0)		(120.8)		(0.6)

Income (loss) before income tax and social contribution (current and deferred) and minority interest		299.3		794.4		564.2		(1,477.9)		(238.0)		299.6
Income tax and social contribution (current and deferred)		(29.7)		(78.9)		(122.9)		(89.8)		(77.6)		(73.3)

Income (loss) before minority interest		269.6		715.5		441.3		(1,567.7)		(315.6)		226.3
Minority interest		(9.3)		(24.6)		(226.2)		189.0		(108.9)		1.3

Net income (loss) for the year or period	US$	260.3	R$	690.9	R$	215.1	R$	(1,378.7)	R$	(424.5)	R$	227.6

Number of shares outstanding at year end, excluding treasury shares (in thousands):
Common shares				120,860		102,432		98,087		51,735		51,735
Class A preferred shares				240,373		170,379		168,491		86,371		86,371
Class B preferred shares				842		916		916		916		916
Net income (loss) per share at year end		0.72		1.91		0.79		(5.15)		(3.05)		1.64
Net income (loss) per ADS at year end (4)		1.44		3.82		1.57		(10.31)		(6.11)		3.27
Dividends declared per share:
Common shares		0.21		0.56		—		—		0.43		0.86
Class A preferred shares		0.21		0.56		—		0.13		0.52		0.86
Class B preferred shares		0.21		0.56		—		0.13		0.52		0.52
Dividends declared per ADS		0.42		1.12		—		—		1.04		1.72
U.S. GAAP:
Net income (loss) for the year	US$	334.5	R$	887.8	R$	378.1	R$	(1,144.0)	R$	(471.0)
Basic earnings (loss) per share (weighted average):
Common shares		1.04		2.77		1.41		(11.93)		(6.68)
Class A preferred shares		1.07		2.83		1.37		—		—
Class B preferred shares		0.19		0.51		0.44		—		—
Basic earnings (loss) per ADS (weighted average)		2.13		5.66		2.74		—		—
Diluted earnings (loss) per share (weighted average)(4):
Common shares	R$	1.04	R$	2.77	R$	1.40	R$	(11.93)	R$	(6.68)
Class A preferred shares		1.07		2.83		1.37		—		—
Class B preferred shares		0.19		0.51		0.44		—		—
Diluted earnings (loss) per ADS (weighted average)(4)		2.13		5.66		2.74		—		—
Balance Sheet Data
Brazilian GAAP:
Cash, cash equivalents and other investments	US$	668.2	R$	1,773.8	R$	1,184.3	R$	821.0	R$	513.2	R$	708.9
Trade accounts receivable		515.0		1,366.9		1,216.2		959.0		484.1		231.6
Inventories		578.7		1,536.1		1,071.6		889.1		667.8		163.4
Property, plant and equipment, net		2,033.3		5,397.2		5,352.9		5,296.7		4,429.7		1,969.0
Total assets		5,610.6		14,892.9		13,943.5		13,898.2		9,555.3		3,748.7
Short-term loans and financing (including current portion of long-term debt)		668.9		1,775.6		2,759.2		2,746.1		1,966.4		331.5
Short-term debentures		1.9		5.0		349.0		32.1		26.2		—
Short-term related company debt		—		—		0.2		8.2		88.7		—
Long-term loans and financing		1,149.5		3,051.2		3,615.3		3,891.6		3,101.7		861.8
Long-term debentures		440.0		1,167.9		1,143.0		1,190.2		473.6		—
Long-term related company debt		43.6		115.7		177.6		189.3		626.7		0.9
Minority interest		76.5		203.1		554.4		433.1		738.0		27.4
Share capital		1,282.0		3,403.0		1,887.4		1,845.4		1,201.6		1,203.9
Shareholders’ equity		1,577.6		4,187.5		2,112.6		1,821.8		1,729.0		2,267.8

	At and for the Year Ended December 31,
	2004(1)		2004		2003		2002		2001(2)		2000
	(in millions of US$, except per share and per ADS amounts and financial ratios)		(in millions of reais, except per share, number of shares and per ADS amounts and financial ratios)
U.S. GAAP:
Total assets	US$	4,830.1	R$	12,821.0	R$	11,058.2	R$	10,531.7	R$	7,803.0
Shareholders’ equity		975.3		2,588.9		7.8		(415.2)		291.4

Other Financial Information
Brazilian GAAP:
Net cash provided by (used in):
Operating activities	US$	734.3	R$	1,949.0	R$	580.5	R$	790.0	R$	1,453.9	R$	550.3
Investing activities		(378.5)		(1,004.8)		(460.4)		(646.7)		(862.2)		(115.6)
Financing activities		45.0		119.5		367.8		(237.2)		(404.9)		(287.2)
Capital expenditures:
Property, plant and equipment		162.9		432.3		214.7		419.9		318.0		18.4
Interest in other companies		8.9		23.6		71.7		13.1		1,172.3		82.6

	At and for the Year Ended December 31,
	2004	2003	2002	2001(2)	2000
Operating Data(5):
Ethylene:
Domestic sales volume (in thousands of tons)	1,098.9	1,047.3	994.8	1,064.8	1,103.8
Average domestic price per ton (in R$)	2,095	1,655	1,292	1,135	1,090
Propylene:
Domestic sales volume (in thousands of tons)	446.8	403.4	415.2	421.1	487.7
Average domestic price per ton (in R$)	1,833	1,477	1,106	829	875
Polyethylene(6):
Domestic sales volume (in thousands of tons)	498.7	446.1	491.7	199.3
Average domestic price per ton (in R$)	2,987	2,567	2,007	2,114
Polypropylene(6):
Domestic sales volume (in thousands of tons)	418.5	374.9	395.1	140.4
Average domestic price per ton (in R$)	3,155	2,689	1,931	1,969
PVC(7):
Domestic sales volume (in thousands of tons)	394.4	342.4	350.1	125.9
Average domestic price per ton (in R$)	3,042	2,390	2,034	1,612
Number of employees (at period end)	2,996	2,868	2,817	1,424	1,161

(1)	Translated for convenience only using the commercial selling rate as reported by the Central Bank of Brazil (Banco Central do Brasil), or the Central Bank, at December 31, 2004 for reais into U.S. dollars of R$2.6544=US$1.00.
(2)	The financial and other information for 2001 is not comparable with the financial and other information for 2000 as a result of our merger with OPP Produtos Petroquímicos S.A., which we accounted for as if it had occurred on July 25, 2001 as a result of the common control exercised by the Odebrecht Group over our company and OPP Produtos Petroquímicos S.A.
(3)	Investment in associated companies, net comprises equity in the results, amortization of goodwill, net, foreign exchange variation and tax incentives and other.
(4)	Net income (loss) per two shares or ADS under Brazilian GAAP is based on shares outstanding at the end of each year. Earnings (loss) per two shares or ADS under U.S. GAAP is based on the weighted average number of class A preferred shares outstanding during each period.
(5)	Including intra-company sales within Braskem.
(6)	Represents the sum of the sales volumes of Polialden S.A. and OPP Química S.A. for 2001.
(7)	Represents the sales volume of Trikem S.A. for 2001.

EXCHANGE RATES

Prior to March 14, 2005, there were two principal foreign exchange markets in Brazil:

•	the commercial rate exchange market; and

•	the floating rate exchange market.

Most trade and financial foreign-exchange transactions were carried out on the commercial rate exchange market. The floating rate exchange market generally applied to transactions to which the commercial market rate did not apply.

On March 4, 2005, the National Monetary Council (Conselho Monetário Nacional) enacted Resolution No. 3,265, as well as additional regulations, that consolidated the two foreign exchange markets into a single foreign exchange market, effective as of March 14, 2005, in order to make foreign exchange transactions more straight-forward and efficient. Consequently, all foreign exchange transactions in Brazil are now carried out in this single foreign exchange market through authorized financial institutions. We cannot predict the impact of the enactment of any new regulations on the foreign exchange market.

Foreign exchange rates continue to be freely negotiated, but may be influenced from time to time by Central Bank intervention. From March 1995 through January 1999, the Central Bank allowed the gradual devaluation of the real against the U.S. dollar. In January 1999, the Central Bank allowed the real/U.S. dollar exchange rate to float freely. Since then, the real/U.S. dollar exchange rate has been established mainly by the Brazilian interbank market and has fluctuated considerably. From December 31, 1999 through December 31, 2004, the real devalued by 32.6% against the U.S. dollar, and at June 24, 2005, the selling rate for U.S. dollars was R$2.387 per US$1.00. In the past, the Central Bank has intervened occasionally to control unstable movements in foreign exchange rates. We cannot predict whether the Central Bank or the Brazilian government will continue to allow the real to float freely or will intervene in the exchange rate market through a currency band system or otherwise, or that the exchange market will not be volatile as a result of political or economic instability or other factors. We also cannot predict whether the real will depreciate or appreciate in value in relation to the U.S. dollar in the future.

The following table shows the commercial selling rate or selling rate, as applicable, for U.S. dollars for the periods and dates indicated. The information in the “Average” column represents the average of the exchange rates on the last day of each month during the periods presented.

	Reais per U.S. Dollar
Year	High		Low		Average		Period End
2000	R$	1.985	R$	1.723	R$	1.835	R$	1.956
2001		2.801		1.936		2.353		2.320
2002		3.995		2.271		2.998		3.533
2003		3.662		2.822		3.071		2.889
2004		3.205		2.654		2.909		2.654
2005 (through June 24, 2005)		2.662		2.387		2.526		2.387

					Reais per U.S. Dollar
Month					High		Low
December 2004					R$	2.787	R$	2.654
January 2005						2.722		2.625
February 2005						2.632		2.562
March 2005						2.762		2.601
April 2005						2.660		2.520
May 2005						2.515		2.378
June 2005 (through June 24, 2005)						2.475		2.370

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

Luiz Inácio Lula da Silva of the Workers’ Party took office as President of Brazil on January 1, 2003. The Brazilian government has adopted economic measures that are more conservative than initially expected by some observers. However, the Brazilian government may change these policies in a manner that slows the growth of the Brazilian economy, reducing demand for our products and, consequently, impairing our net sales revenue and overall financial performance. Any negative effect on our overall financial performance would also likely lead to a decrease in the market price of our class A preferred shares and the ADSs.

The Brazilian government’s actions to combat inflation may contribute significantly to economic uncertainty in Brazil and reduce demand for our products.

Historically, Brazil has experienced high rates of inflation. Inflation, as well as government efforts to combat inflation, had significant negative effects on the Brazilian economy, particularly prior to 1995. The inflation rate, as measured by the General Price Index—Internal Availability (Índice Geral de Preços—Disponibilidade Interna), reached 2,708% in 1993. Although inflation rates have been substantially lower since 1994 than in previous periods, inflationary pressures persist. Inflation rates were 10.4% in 2001, 26.4% in 2002, 7.7% in 2003 and 12.1% in 2004, as measured by the General Price Index—Internal Availability. The Brazilian government’s measures to control inflation have often included maintaining a tight monetary policy with high interest rates, thereby restricting availability of credit and reducing economic growth. Inflation, actions to combat inflation and public speculation about possible additional actions also contributed materially to economic uncertainty in Brazil and to heightened volatility in the Brazilian securities markets.

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

Our financial expenses are affected by changes in the interest rates that apply to our floating rate debt. At December 31, 2004, we had R$1,175.1 million of loans and financing and debentures that were subject to the Long-Term Interest Rate, R$305.0 million of loans and financing and debentures that were subject to the CDI (Certificado Depositário Interbancário), an interbank rate, and R$1,357.6 million of loans and financing that were subject to LIBOR. The Long-Term Interest Rate (Taxa de Longo Prazo) is a Brazilian long-term interest rate that includes an inflation factor and is determined quarterly by the Central Bank. In particular, the Long-Term Interest Rate and the CDI rate have fluctuated significantly in the past in response to the expansion or contraction of the Brazilian economy, inflation, Brazilian government policies and other factors. For example, in 2004 the CDI rate increased from 16.3% per annum at December 31, 2003 to 17.8% per annum at December 31, 2004. See “Item 11. Quantitative and Qualitative Disclosures About Market Risk.” A significant increase in any of these interest rates could adversely affect our financial expenses and negatively affect our overall financial performance.

Fluctuations in the real/U.S. dollar exchange rate could increase inflation in Brazil, raise the cost of servicing our foreign currency-denominated debt and negatively affect our overall financial performance.

The exchange rate between the real and the U.S. dollar and the relative rates of depreciation and appreciation of the real have affected our results of operations and may continue to do so.

The Brazilian currency has devalued often during the last four decades. Throughout this period, the Brazilian government has implemented various economic plans and various exchange rate policies, including sudden devaluations, periodic mini-devaluations (during which the frequency of adjustments has ranged from daily to monthly), exchange controls, dual exchange rate markets and a floating exchange rate system. From time to time, there have been significant fluctuations in the exchange rate between the Brazilian currency and the U.S. dollar and other currencies. For example, the real depreciated in value against the U.S. dollar by 34.3% in 2002 as compared with appreciation of 22.3% in 2003 and 8.9% in 2004.

Devaluation of the real relative to the U.S. dollar also could result in additional inflationary pressures in Brazil by generally increasing the price of imported products and services and requiring recessionary government policies to curb demand. In addition, a devaluation of the real could weaken investor confidence in Brazil and reduce the market price of our class A preferred shares and the ADSs. On the other hand, appreciation of the real against the U.S. dollar may lead to a deterioration of the country’s current account and the balance of payments and may dampen export-driven growth.

We had total foreign currency-denominated debt obligations in an aggregate amount of R$4,177.8 million (US$1,573.9 million) at December 31, 2004, representing 69.6% of our indebtedness, excluding related party debt, on a consolidated basis. At December 31, 2004, we had US$461.5 million in U.S. dollar-denominated cash equivalents and other investments. At December 31, 2004, we did not have any foreign currency derivative instruments. A significant devaluation of the real in relation to the U.S. dollar or other currencies could reduce our ability to meet debt service requirements of our foreign currency-denominated obligations, particularly as our net sales revenue is primarily denominated in reais.

In addition, any significant devaluation of the real will increase our financial expenses as a result of foreign exchange losses that we must record. For example, the 34.3% devaluation of the real in 2002 substantially increased our financial expenses and was a significant factor in our net loss for that year.

The prices of naphtha, our most important raw material, and of some of our other raw materials are denominated in or linked to the U.S. dollar. In 2004, 67.7% of our direct and indirect cost of sales and services were represented by the cost of naphtha. When the real depreciates against the U.S. dollar, the cost in reais of our U.S. dollar-linked raw materials increases, and our operating income in reais decreases.

Brazilian government exchange control policies could increase the cost of servicing our foreign currency-denominated debt and impair our liquidity

The purchase and sale of foreign currency in Brazil is subject to governmental control. In the past, the Central Bank has centralized certain payments of principal on external obligations. Many factors could cause the Brazilian government to institute more restrictive exchange control policies, including the extent of Brazil’s foreign currency reserves, the availability of sufficient foreign exchange on the date a payment is due, the size of Brazil’s debt service burden relative to the economy as a whole, Brazil’s policy towards the International Monetary Fund and political constraints to which Brazil may be subject. A more restrictive policy could increase the cost of servicing (and thereby reduce our ability to pay) our foreign currency-denominated debt obligations and other liabilities. Our foreign-currency denominated debt represented 69.6% of our indebtedness on a consolidated basis at December 31, 2004. If we fail to make payments under any of these obligations, we will be in default under those obligations, which could reduce our liquidity as well as the market price of our class A preferred shares and the ADSs.

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

In December 2003, the Brazilian Federal Senate approved part of this tax reform proposal following its approval by the Brazilian Federal House of Representatives. Other parts of the tax reform proposal were amended by the Senate and returned to the House of Representatives for further examination. The amendments to the tax reform proposal and other items pending before the Brazilian legislature were consolidated in a Project for Constitutional Amendment (Projeto de Emenda Constitucional). We expect that the Project for Constitutional Amendment will be reviewed and submitted to a vote of the House of Representatives in the near future. Upon approval by both houses of the Brazilian legislature, the Project for Constitutional Amendment will be submitted to the President for his review and execution. If enacted, these tax reform measures will be gradually adopted beginning in 2005 and continuing through 2007. The effects of these proposed tax reform measures and any other changes that result from enactment of additional tax reforms have not been, and cannot be, quantified. However, some of these measures, if enacted, may result in increases in our overall tax burden, which could reduce our gross margin and negatively affect our overall financial performance.

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

We face significant competition in the polyethylene market. Rio Polímeros S.A., or Rio Polímeros, a Brazilian petrochemical company, commenced operations on June 23, 2005. The announced annual capacity of this plant is 520,000 tons of ethylene, 75,000 tons of propylene and 540,000 tons of polyethylene (representing an increase of approximately 35% of the current total Brazilian production capacity of polyethylene). In addition, Solvay Indupa do Brasil S.A., or Solvay, has announced that it will expand its annual polyvinylchloride, or PVC, production capacity in Brazil by 35,000 tons commencing in the second half of 2005. Actions by our competitors, including any future increases in their capacity, may make it increasingly difficult for us to maintain our domestic market share in our thermoplastic products (polyethylene, polypropylene and PVC).

Higher naphtha costs would increase our cost of sales and services rendered and may reduce our gross margin and negatively affect our overall financial performance.

Naphtha, a crude oil derivative, is the principal raw material of our Basic Petrochemicals Unit and, indirectly, our other business units. In 2004, naphtha accounted, directly and indirectly, for approximately two-thirds of our consolidated cost of sales and services rendered. The price of naphtha supplied by Petrobras—Petróleo Brasileiro S.A., or Petrobras, is linked to the Amsterdam-Rotterdam-Antwerp market price of naphtha and to the real/U.S. dollar exchange rate. The price of naphtha that we purchase from other suppliers is also linked to the Amsterdam-Rotterdam-Antwerp market price. The Amsterdam-Rotterdam-Antwerp market price of naphtha fluctuates primarily based on changes in the U.S. dollar-based price of crude oil in the international markets.

During 2004, the price of naphtha in U.S. dollars increased by 22.9%, from US$313.00 per ton in December 2003 to US$387.05 per ton in December 2004. The U.S. dollar price of naphtha was volatile during 2004, increasing substantially between February and October before declining in November and December of 2004. The price of naphtha in U.S. dollars continued to increase after December 31, 2004, reaching US$394.86 per ton at January 31, 2005, US$416.23 per ton at February 28, 2005, US$477.43 per ton at March 31, 2005, and US$521.00 per ton at April 4, 2005. Following April 4, 2005, the price of naptha in U.S. dollars has declined to US$438.50 per ton at April 30, 2005 and US$406.00 per ton at May 27, 2005. The price of naphtha may increase significantly or the real may devalue significantly in the future. An increase in naphtha costs would reduce our gross margin and negatively affect our overall financial performance to the extent that we are unable to pass on these increased costs to our customers and could result in reduced sales volumes of our products.

We do not hedge against changes in naphtha prices, so that we are exposed to fluctuations in the price of our primary raw material.

We currently do not hedge our exposure to fluctuations in naphtha prices, which are linked to the real/U.S. dollar exchange rate. Although we attempt to pass on increases in naphtha prices through the prices of our products, in periods of high volatility in the real/U.S. dollar exchange rate, there is usually a lag between the time that the U.S. dollar appreciates and the time that we may effectively pass on those increased costs in reais to our customers in Brazil. As a result, if the real depreciates precipitously against the U.S. dollar in the future, we may not immediately be able to pass on all of the corresponding increases in our naphtha costs to our customers in Brazil, which would likely reduce our gross margin and net income.

We depend on Petrobras to supply us with the substantial portion of our naphtha requirements.

Petrobras currently is the only Brazilian supplier of naphtha and supplied 62.3% of the naphtha consumed by our company in 2004. Petrobras produces some of the naphtha it sells to us and imports the balance. Our production volume and net sales revenue would likely decrease and our overall financial performance would likely be negatively affected in the event of:

•	significant damage to Petrobras’ refineries or to the port facilities through which Petrobras imports naphtha, or to any of the pipelines connecting us to Petrobras facilities, whether as a consequence of an accident, natural disaster, fire or otherwise; or

•	any termination by Petrobras of the naphtha supply contract with our company, which provides that Petrobras may terminate the contract for a number of reasons, including as a result of a national emergency affecting the supply of petroleum derivatives in Brazil.

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

Our Basic Petrochemicals Unit is the only supplier of ethylene to our Vinyls Unit, and our Basic Petrochemicals Unit and Copesul are the only suppliers of ethylene and propylene to our Polyolefins Unit. Because the cost of storing ethylene and propylene is substantial and there is inadequate infrastructure in Brazil to permit the importation of large quantities of these products, our production volumes of, and net sales revenue from, vinyls and polyolefins products would decrease, and our overall financial performance would be negatively affected, in the event of:

•	significant damage to our Basic Petrochemicals Unit’s or to Copesul’s facilities through which ethylene or propylene is produced, or to the pipeline or other facilities that connect these units to our Basic Petrochemicals Unit or Copesul, whether as a consequence of an accident, natural disaster, fire or otherwise;

•	any termination by Copesul of the ethylene and propylene supply contracts with our company; or

•	any significant reduction in the supply of naphtha to our Basic Petrochemicals Unit or to Copesul, as naphtha is the principal raw material used in the production of ethylene and propylene.

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

Standard & Poor’s Ratings Services, a division of The McGraw-Hill Companies, Inc., or Standard and Poor’s, and Fitch, Inc., or Fitch, maintain ratings of our company and our debt securities. Currently, Standard and Poor’s and Fitch maintain ratings of our company on a local basis and Standard & Poor’s also maintains ratings of our company on a global basis. Standard and Poor’s maintains a rating of our company on a local basis of “Br AA-” and Fitch maintains a national rating for our company of “AA- (bra).” On a global basis, Standard and Poor’s maintains a local currency rating for our company of “BB” and a foreign currency rating for our company of “BB-,” while Fitch maintains a local currency rating for our company of “BB+” and a foreign currency rating for our company of “BB-.” Any decision by these or other rating agencies to downgrade the ratings of our company or of our debt securities in the future would likely result in increased interest and other financial expenses relating to our borrowings and debt securities and could significantly reduce our ability to obtain such financing on satisfactory terms or in amounts required by us and our liquidity.

Some of our shareholders may have the ability to determine the outcome of corporate actions or decisions, which could affect the holders of our class A preferred shares and the ADSs.

The Odebrecht Group directly holds 47.5% of our voting share capital, and its designees currently constitute a majority of the members of our board of directors. In addition, the Odebrecht Group owns 62.5% of the voting share capital of Nordeste Química S.A.—Norquisa, or Norquisa, which owns 25.4% of our voting share capital and 9.1% of our total share capital. Some of our other shareholders, consisting of Petrobrás Química S.A., or Petroquisa, a subsidiary of Petrobras, and two Brazilian pension funds, have veto and other rights under shareholders agreements as described under “Item 7. Major Shareholders and Related Party Transactions—Major Shareholders—Shareholders Agreements.” In addition, Petroquisa has an option to purchase up to 30% of our voting share capital, which, if exercised, would give Petroquisa substantial voting and other rights in respect of our company. As a result, the Odebrecht Group, Petroquisa and these other shareholders may have the ability to determine the outcome of major corporate actions or decisions requiring the approval of our shareholders or our board of directors, which could affect the holders of our class A preferred shares and the ADSs.

We may face conflicts of interest in transactions with related parties.

We maintain trade accounts receivable and current and long-term payables with some of our affiliates and other related parties, including Petrobras (which is our sole domestic supplier of naphtha), Copesul in the Southern Complex (which supplies us with ethylene and propylene), and Politeno Indústria e Comércio S.A., or Politeno (which purchases ethylene from our company). Through Petroquisa, Petrobras is the indirect holder of 10.0% of our voting share capital and 8.4% of our total share capital. These accounts receivable and accounts payable balances result mainly from purchases and sales of goods, which are at prices and on terms equivalent to the average terms and prices of transactions that we enter into with third parties. We also engage in financial and other transactions with some of our shareholders, such as the grant of the Petroquisa option discussed above. These and other commercial and financial transactions between us and our affiliates could result in conflicting interests.

Future adjustments in tariffs on imports that compete with our products could cause us to lower our prices.

We take into account, when setting the domestic prices for our products, tariff rates imposed by the Brazilian government on imports of similar products and the products of our customers. We currently benefit from tariffs that allow us to charge lower prices for our polyolefins and vinyls products than imports of those products. Our margins from sales in the Brazilian market are therefore significantly higher than our margins from exports. However, the Brazilian government has in the past used import and export tariffs to effect economic policies, with the consequence that tariffs can vary considerably, especially tariffs on petrochemical products. For example, in 2004 the Brazilian government lowered the tariffs applicable to most of the thermoplastic products that we produce by 1.5%. Future adjustments of tariffs could cause us to lower our domestic prices, which would likely result in lower net sales revenue and could negatively affect our overall financial performance.

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

As part of our corporate reorganization process that began in 2001, we merged with each of OPP Química, Trikem, Proppet S.A., or Proppet, and Nitrocarbono S.A., or Nitrocarbono, and we acquired Polialden. We closed these transactions, as permitted by Brazilian law, subject to the final approval of the Brazilian antitrust authorities. We have submitted the terms and conditions of these transactions to the Brazilian antitrust authorities. These antitrust authorities will determine whether these transactions negatively impact competitive conditions in the markets in which we compete or whether they would negatively affect consumers in these markets. Although two of the three Brazilian antitrust authorities have issued non-binding opinions recommending the unconditional approval of these corporate reorganization transactions, the third and governing antitrust authority continues to review this matter and may disagree with these opinions and impose conditions or performance commitments on our company. Any adverse decision by the Brazilian antitrust authorities could materially adversely affect our business and negatively affect our overall financial performance.

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

The lawsuits for which we have not established provisions or have established only partial provisions include the following:

•	Social Contribution on Net Income. We and some of our subsidiaries have challenged the constitutionality of the Brazilian federal Social Contribution on Net Income (Contribuição Social Sobre o Lucro Líquido). A Brazilian Federal Supreme Court (Supremo Tribunal Federal) decision in our favor was overruled in a subsequent rescission action filed by the Brazilian tax authorities, and our appeal of that suit is pending. Our total estimated exposure, including interest, was R$562.0 million at December 31, 2004. This amount does not include approximately R$163.8 million in penalties at December 31, 2004 that we believe are not payable because we relied upon a judicial decision in not paying the Social Contribution on Net Income. We believe that it is reasonably possible that we will lose this rescission action, and we believe that there is a remote possibility that we will be required to pay fines and related interest as a result of this tax litigation. We have not established a provision for these lawsuits. However, as Brazilian law allows rescission actions to relate back to, and to take effect from, the date of the initial decision, we believe that it is reasonably possible that we will be required to pay these taxes from the date of the original decision.

•	Cost of Living Adjustments on Workers’ Wages. The unions that represent employers and workers in the Northeastern Complex are involved in a lawsuit over the indices we and other companies have used for cost of living adjustments on workers’ wages since early 1990. For a description of the legal bases of this suit, see “Item 8. Financial Information—Legal Proceedings—Labor Proceedings.” The Brazilian Federal Supreme Court held in favor of the employers’ union, but the workers’ union requested reconsideration of the decision. The Brazilian Federal Supreme Court granted the workers’ union’s request for reconsideration, but has not yet issued a new decision on reconsideration. The decision of the Brazilian Federal Supreme Court is not yet final and does not address damages. We believe it is reasonably possible that the employers’ union will lose this suit, which could adversely affect us. While we believe that it is possible (although unlikely) that an adverse judgment against the employers’ union could impact wages that we paid from April 1990 to the present, we believe that any judgment would most likely impact wages that we paid from April 1990 to September 1990 (when the next collective bargaining agreement was entered into). As we believe that it is not probable that the employers’ union will lose this suit, we have not recorded a provision in respect of this suit. If the employers’ union loses this suit and we are required to pay damages from April 1990 to September 1990, we estimate that we could be subject to liability of up to R$35.0 million, although additional claims would have to be brought by the workers’ union or individual employees to quantify the amount of damages that we would be required to pay.

In addition, we and some of our subsidiaries believe that our chances of success are remote in a series of lawsuits in which we challenged the constitutionality of an increase in the COFINS tax rate. For a description of the legal bases of these suits, see “Item 8. Financial Information—Legal Proceedings—Tax Proceedings.” We had established total provisions of R$320.6 million at December 31, 2004 for all our lawsuits relating to PIS and COFINS, including separate lawsuits challenging the basis of calculation of PIS and COFINS. Because we have deposited only R$62.5 million of this amount with the courts, we would be required, in the event we and our subsidiaries receive final, unfavorable decisions, to pay the remaining amounts for which we have not made deposits.

We are also parties to a number of lawsuits seeking tax credits that we believe the Brazilian tax authorities have disallowed or limited in violation of the Brazilian Constitution and/or applicable law. In some cases where we have received favorable lower court decisions, we have used these credits to offset other tax obligations and have established provisions in an equivalent amount until a final decision is rendered (adjusting these provisions based on the SELIC (Sistema Especial de Liquidação e de Custódia—SELIC), or SELIC interest rate). These provisions totaled R$904.5 million at December 31, 2004. If we ultimately lose any of these lawsuits, we would be required to pay the tax obligations we had previously offset with those credits, which could materially reduce our liquidity. We believe that losses related to some of these lawsuits are reasonably possible.

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

Sales of a substantial number of our class A preferred shares could negatively affect the market prices of our class A preferred shares and the ADSs. On or prior to December 31, 2005, Petroquisa is entitled to exercise an option to acquire a substantial number of new common shares from our company and, if necessary, preferred shares from the Odebrecht Group. If, in the future, substantial sales of shares are made by the Odebrecht Group, Petroquisa or other existing or future holders of class A preferred shares, the market price of our class A preferred shares and, by extension, the ADSs may decrease significantly. As a result, holders of the ADSs may not be able to sell the ADSs at or above the price they paid for them.

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

Historically, any capital gain realized on a sale or other disposition of ADSs between non-Brazilian holders outside Brazil was not subject to Brazilian income tax. However, a new Brazilian law provides that, commencing on February 1, 2004, “the acquiror, individual or legal entity resident or domiciled in Brazil, or the acquiror’s attorney-in-fact, when such acquirer is resident or domiciled abroad, shall be responsible for the retention and payment of the income tax applicable to capital gains . . . earned by the individual or legal entity resident or domiciled abroad who disposes of property located in Brazil.” The Brazilian tax authorities have recently issued a normative instruction confirming that they intend to assess income tax on capital gains earned by non-Brazilian residents whose assets are located in Brazil. In our view, ADSs representing class A preferred shares, which are issued by the depositary outside Brazil, will not be deemed to be “property located in Brazil” for purposes of this law. However, we cannot assure holders of our ADSs whether Brazilian tax authorities will attempt to tax any capital gains arising from the sale or other disposition of ADSs, even when the transaction is consummated outside Brazil between non-Brazilian residents.

The relative volatility and liquidity of the Brazilian securities markets may decrease the liquidity and market price of our class A preferred shares and the ADSs.

The Brazilian securities markets are substantially smaller, less liquid and more volatile than major securities markets in the United States. The São Paulo Stock Exchange, which is the principal Brazilian stock exchange, had a market capitalization of US$340.9 billion (or R$904.9 billion) at December 31, 2004 and an average daily trading volume of US$419.7 million for 2004. In comparison, The New York Stock Exchange had a market capitalization of US$19.8 trillion at December 31, 2004 and an average daily trading volume of US$46.1 billion for 2004. There is also significantly greater concentration in the Brazilian securities markets. The ten largest companies in terms of market capitalization represented approximately 47% of the aggregate market capitalization of the São Paulo Stock Exchange at December 31, 2004. The ten most widely traded stocks in terms of trading volume accounted for approximately 48% of all shares traded on The São Paulo Stock Exchange in 2004. These market characteristics may substantially limit the ability of holders of the ADSs to sell class A preferred shares underlying ADSs at a price and at a time when they wish to do so and, as a result, could negatively impact the market price of the ADSs themselves.

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

ITEM 4. INFORMATION ON OUR COMPANY

We are the leading petrochemical company in Latin America, based on average annual production capacity. We are also one of the three largest Brazilian-owned private sector industrial companies, based on net sales revenue. We recorded net income of R$690.9 million in 2004 on net sales revenue of R$12,192.0 million, in each case under Brazilian GAAP. We produce a diversified portfolio of petrochemical products and have a strategic focus on polyethylene, polypropylene and PVC. We have integrated first and second generation petrochemical production facilities, with 13 plants in Brazil.

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

In August 1995, as part of the Brazilian government’s privatization program, Petroquisa sold 14.8% of our total share capital, representing 32.8% of our voting share capital, through an auction. Norquisa acquired 5.5% of our total share capital, representing 10.8% of our voting share capital, in this auction for R$79.2 million, and the remaining shares were acquired by various Brazilian pension funds.

At the time of this auction, Norquisa was controlled by several second generation producers in the Northeastern Complex. These companies, in turn, were controlled by several groups involved in the petrochemical business in Brazil. The owners of Norquisa’s voting share capital immediately before and after this auction were as follows:

Shareholders of Norquisa	Controlling Group	% of Voting Share Capital of Norquisa
Petronor—Participações Petroquímicas do Nordeste Ltda.	Conepar(2)	21.2%
Pronor Petroquímica S.A.	Mariani Group	10.8
Trikem	Odebrecht Group(2)	14.4
Politeno(3)	Suzano Group/ Conepar(2)	11.2
EDN—Estinero do Nordeste S.A.	The Dow Chemical Company	11.2
Oxiteno do Nordeste S.A.	Ultra Group	9.3
Polipropileno Participações S.A.	Suzano Group	8.0
Conepar—Companhia Nordeste de Participações(2)(4)		—

Others		13.9

Total		100.0%

(1)	Petronor—Participações Petroquímicas do Nordeste Ltda. was a holding company owned by Polialden. Conepar—Companhia Nordeste de Participações owned 66.7% of the voting share capital of Polialden.
(2)	Conepar—Companhia Nordeste de Participações was a holding company controlled by Banco Econômico S.A., which owned 63.8% of the voting share capital of Conepar—Companhia Nordeste de Participações. The remaining 36.2% of the voting share capital of Conepar—Companhia Nordeste de Participações was owned by the Odebrecht Group and the Mariani Group through Intercapital Comércio e Participações Ltda. Conepar—Companhia Nordeste de Participações was originally formed in 1980 as a holding company for the petrochemical assets of Banco Econômico S.A.
(3)	Conepar—Companhia Nordeste de Participações owned 35.0% of the voting share capital of Politeno.
(4)	Represents less than 0.1%.

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

(1)	Pension funds include Fundação de Seguridade Social—Petros and PREVI—Caixa de Previdência dos Funcionários do Banco do Brasil.
(2)	Odebrecht Química S.A. is a member of the Odebrecht Group.
(3)	Includes various other Brazilian pension funds and private investors.
(4)	At the time of this transaction, our company was named Copene-Petroquímica do Nordeste S.A.
(5)	We acquired our equity interest in Petroflex Indústria e Comércio S.A. in 1992 from Petroquisa, which sold the interest as part of the Brazilian government’s efforts to privatize the Brazilian petrochemical industry. See “—Overview of Our Company’s Operations—Jointly Controlled Companies—Petroflex.”

Econômico S.A. Empreendimentos Auction and Related Transactions

Late in 1995, a Brazilian financial institution, Banco Econômico S.A., or Banco Econômico, collapsed, at which time the Central Bank intervened. Banco Econômico then held a 63.8% of the voting share capital of

Conepar—Companhia Nordeste de Participações, or Conepar, which, in turn, held 66.7% of the voting share capital of Polialden and 35.0% of the voting share capital of Politeno.

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

(1)	Intercapital Comércio e Participações Ltda. was formed in 1987. The Odebrecht Group acquired Intercapital in 1995. Intercapital acquired its shares of Conepar in 1999.
(2)	BNDES Participações S.A.—BNDESPAR is a wholly owned subsidiary of the Brazilian National Bank for Economic and Social Development (Banco Nacional de Desenvolvimento Econômico e Social).
(3)	Polialden was formed in 1974 and produces high density polyethylene and ultra-high molecular weight polyethylene. Conepar acquired its shares of Polialden in 1974. The remaining voting share capital of Polialden was owned by Mitsubishi Chemical Corporation and Sojitz Holdings Corporation (formerly known as Nissho Iwai-Nichimen Holdings). Polialden is a public company in Brazil, and its shares trade on the São Paulo Stock Exchange. For more information regarding Polialden, see “—Our Principal Subsidiary and Jointly Controlled Companies—Polialden.”
(4)	Politeno was formed in 1974 and produces low density polyethylene, linear low density polyethylene and high density polyethylene. Conepar acquired its shares of Politeno in 1982. The remaining voting share capital of Polialden is owned by Suzano Petroquímica S.A., Sumitomo Chemical Company Limited and Itochu Corporation. Politeno is a public company in Brazil, and its shares trade on the São Paulo Stock Exchange. For more information regarding Politeno, see “—Our Principal Subsidiary and Jointly Controlled Companies—Politeno” and “—Overview of Our Company’s Operations—Jointly Controlled Companies—Politeno.”

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

•	Nova Camaçari acquired the remainder of the share capital of Conepar through the acquisition of Intercapital Comércio e Participações Ltda., or Intercapital, from the Odebrecht Group and the Mariani Group for R$445.0 million and through a purchase from BNDES Participações S.A.—BNDESPAR, or BNDESPAR, for R$167.8 million;

•	OPP Química acquired 16.0% of the voting share capital of Norquisa from Trikem for R$171.9 million and Nova Odequi Ltda. acquired 23.7% of the voting share capital of Norquisa from Petronor—Participações Petroquímicas do Nordeste Ltda., or Petronor, an indirect subsidiary of Conepar, for R$241.9 million;

•	Nova Camaçari acquired all the share capital of Proppet from the Odebrecht Group and the Mariani Group for R$51.1 million; and

•	we acquired Nova Camaçari from the Odebrecht Group for R$100, net of indebtedness incurred by Nova Camaçari in connection with these acquisitions in an aggregate principal amount of R$ 1,439.2 million.

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

As a result of these transactions, we acquired ownership, directly and indirectly, of 100% of the share capital of Conepar and of Proppet, and, through Conepar, we acquired a controlling interest in Polialden and a minority interest in Politeno. We remained controlled by Norquisa. The Odebrecht Group owned 39.7% of the voting share capital of Norquisa and, together with the Mariani Group, held a combined 55.8% of the voting share capital of Norquisa.

On July 27, 2001, Odebrecht Química S.A., or Odebrecht Química, and Petroquímica da Bahia S.A., or Petroquímica da Bahia, a member of the Mariani Group, entered into a shareholders agreement covering their direct and indirect equity interests in Norquisa and our company. In addition, on July 3, 2001 and July 20, 2001, Odebrecht Química and Petroquímica da Bahia entered into memoranda of understanding with respect to the terms of shareholders agreements to be entered into with Petroquisa, PREVI—Caixa de Previdência dos Funcionários do Banco de Brasil, or Previ, and Fundação de Sequridade Social—Petros, or Petros. These agreements are described in “Item 7. Major Shareholders and Related Party Transactions—Major Shareholders—Shareholders Agreements.”

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

(1)	At the time of this transaction, our company was named Copene-Petroquímica do Nordeste S.A.
(2)	Proppet was formed in 1996 by the Mariani Group and produces PET. The Odebrecht Group acquired its shares of Proppet in 1996.

In order to streamline our corporate structure, in September 2001, we merged our wholly owned subsidiaries Nova Camaçari, Intercapital and Proppet into our company.

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

(1)	At the time of these transactions, our company was named Copene-Petroquímica do Nordeste S.A.

Mergers with OPP Produtos and 52114 Participações

In order to continue to implement our strategy of vertically integrating our operations and to further expand the scope of our operations, we completed the following transactions on August 16, 2002:

•	we merged with OPP Produtos Petroquímicos S.A., or OPP Produtos, the holding company of the Odebrecht Group’s chemical and petrochemical assets and a wholly owned subsidiary of the Odebrecht Group, and issued shares representing 43.7% of our voting and total share capital to the Odebrecht Group; and

•	we also merged with 52114 Participações S.A., or 52114 Participações, the holding company of the Mariani Group’s chemical and petrochemical assets and a wholly owned subsidiary of the Mariani Group, and issued shares representing 3.6% of our voting and total share capital to Pronor Petroquímica S.A., or Pronor, a member of the Mariani Group.

Upon completing these mergers, we changed our corporate name to Braskem S.A.

The principal assets of OPP Produtos were:

•	81.3% of the total share capital of OPP Química, including 100% of its voting share capital. OPP Química, in turn, owned 41.6% of the total share capital of Trikem, representing 64.4% of its voting share capital; and

•	29.5% of the total share capital and voting share capital of Copesul.

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

(1)	Copesul was formed in 1976 and began operations as the raw materials center for the Southern Complex in 1982. The Odebrecht Group acquired its shares of Copesul in 1992 in connection with the privatization of the Copesul, and these shares were transferred to OPP Produtos in 2001. OPP Produtos was formed in 2001 as a holding company for some petrochemical assets of the Odebrecht Group. Ipiranga Petroquímica S.A. owns 29.5% of the voting share capital of Copesul, and Petroquisa owns 15.6% of the voting share capital of Copesul. Copesul is a public company in Brazil, and its shares trade on the São Paulo Stock Exchange. For more information regarding Copesul, see “—Our Principal Subsidiary and Jointly Controlled Companies—Copesul” and “—Overview of Our Company’s Operations—Jointly Controlled Companies—Copesul.”
(2)	Excludes 1.6% of Odebrecht Química’s total share capital owned by Odequi Overseas Inc., our wholly-owned subsidiary. Odebrecht Química was formed in 1987 as a holding company for some petrochemical assets of the Odebrecht Group. OPP Produtos acquired its shares of Odebrecht Química in 2002.
(3)	Nitrocarbono was formed in 1974 and produced caprolactam. 52114 Participações acquired its shares of Nitrocarbono in 2002. Nitrocarbono was a public company in Brazil and its shares traded on the São Paulo Stock Exchange.
(4)	Conepar—Companhia Nordeste de Participações changed its name to Copene Participações S.A. on April 30, 2002.
(5)	Excludes 2.5% of OPP Química S.A.’s total share capital owned by Braskem International Limited (formerly known as Odequi Investments Ltd.). OPP Química was formed in 1978 and produced various polyolefins products. Odebrecht Química acquired its shares of OPP Química in 1987. The share capital of OPP Química not owned by Odebrecht Química was owned by a financial institution in connection with a financing transaction. See “—Transactions in 2003 and 2004—Acquisition of Remaining Shares of OPP Química.”
(6)	Includes 5.3% of Trikem’s total share capital owned by our company. Trikem was formed in 1972 and produced various vinyls products. The Odebrecht Group acquired its shares of Trikem in 1978. Mitsubishi Chemical Corporation owned 13.4% of the voting share capital of Trikem, and Sojitz Holdings Corporation (formerly known as Nissho Iwai-Nichimen Holdings) owned 10.1% of the voting share capital of Trikem. Trikem was a public company in Brazil, and its shares traded on the São Paulo Stock Exchange.

Transactions in 2003 and 2004

Since August 2002, we have completed additional transactions to consolidate our ownership of some of our subsidiaries and further streamline our corporate structure.

Acquisition of Remaining Shares of OPP Química

In October 2002, Odebrecht Química acquired 2.5% of OPP Química’s total share capital from Braskem International Limited for US$16.3 million. In December 2002, in connection with the repayment of a financing transaction, a lender returned 16.2% of OPP Química’s share capital to Odebrecht Química. Consequently, Odebrecht Química then owned all of OPP Química’s total share capital.

Exchange Offer for Remaining Shares of Nitrocarbono and Subsidiary Mergers

In February 2003, as a result of our merger with 52114 Participações and as required by the Brazilian Corporation Law, we commenced a public exchange offer for the remaining voting share capital of Nitrocarbono not owned by our company. On February 13, 2003, immediately following our exchange of the shares tendered in this exchange offer for 128,973 of our class A preferred shares, we owned 93.8% of the total share capital of Nitrocarbono, including 99.99% of its voting share capital.

On March 31, 2003, we consummated the following transactions:

•	in anticipation of our merger with OPP Química, Odebrecht Química spun off the shares of OPP Química that it owned to our company;

•	we merged with OPP Química, Nitrocarbono and Econômico S.A. Empreendimentos. In connection with these mergers, we issued 5,415 of our class A preferred shares to the holders of shares of Nitrocarbono other than our company. As a consequence of our merger with OPP Química, we acquired direct ownership of the share capital of Trikem previously owned by OPP Química; and

•	in order to enable Odebrecht Química to enter into financial transactions, we transferred all of the share capital of Trikem that we owned to Odebrecht Química. As a result of this transaction, our direct interest in Odebrecht Química increased to 98.6% of Odebrecht Química’s total share capital, and the interest of our wholly owned subsidiary, Odequi Overseas Inc., decreased to 1.4% of Odebrecht Química’s total share capital.

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

(1)	Excludes 1.4% of Odebrecht Química’s total share capital owned by Odequi Overseas Inc., our wholly owned subsidiary.
(2)	The percentage of our total share capital in Politeno increased in December 2002 and April 2003 as the result of the suspension of an injunction blocking the implementation of the capitalization of reserves that had been approved in 1990.

Transfer of Polialden and Politeno Shares to Our Company

To further streamline our corporate structure, on June 30, 2003, we entered into an agreement under which we assumed debt of Copene Participações S.A. owed to Polialden in the amount of R$30.2 million as well as debt of Copene Participações S.A. owed to the BNDES in the amount of R$38.9 million. In return, we received the shares of Polialden and Politeno owned by Copene Participações S.A. As a result, all of our equity interests in Polialden and Politeno were, and continue to be, held directly by our company, and Copene Participações S.A. no longer owns material assets or conducts any material operations.

Acquisition of Common Shares of Trikem and Polialden Held by Mitsubishi and Sojitz

In order to acquire the remaining outstanding common shares of Polialden and substantially all of the remaining outstanding common shares of Trikem, on July 14, 2003, we entered into (1) a share purchase and sale agreement with Odebrecht and Mitsubishi Chemical Corporation, or Mitsubishi, and (2) a memorandum of understanding with Odebrecht and Sojitz Holdings Corporation, or Sojitz (formerly known as Nissho Iwai-Nichimen Holdings). Under the share purchase and sale agreement, Mitsubishi agreed to sell to us all of the share capital of Trikem and Polialden it owned, consisting of 16.7% of Polialden’s voting share capital and 13.4% of Trikem’s voting share capital for R$44.2 million. We paid a portion of the purchase price in cash, and we are obligated to pay the remaining US$13.5 million to Mitsubishi on July 31, 2007, or earlier if before that date we meet certain financial tests, including specified net debt to EBITDA and short-term debt to EBITDA ratios. In addition, we are required to pay interest to Mitsubishi on the outstanding balance of the aggregate purchase price at an annual rate of LIBOR plus 3.0% in January and July of each year until the remaining balance is paid in full.

Under this agreement, we are required to make an additional payment to Mitsubishi in an amount that is contingent upon the outcome of pending litigation filed against Polialden by certain of its preferred shareholders.

The amount of the additional payment that we are obligated to pay to Mitsubishi is (1) R$21.6 million if Polialden prevails in this litigation or if a definitive settlement is reached, or (2) R$5.4 million if Polialden loses this litigation. In either event, we will convert the amount of this additional payment (as adjusted for inflation at the IGP-M rate from July 31, 2003 until the date that this litigation is finally adjudicated or settled) into U.S. dollars on the final adjudication or settlement date. We are required to make this additional payment either together with the remaining balance under the share purchase and sale agreement or, if the remaining balance is due prior to the date on which this litigation is finally adjudicated or settled, within 60 days from the later date. We will pay interest on this payment on the same terms as we are required to pay interest on the remaining balance under the share purchase and sale agreement.

Odebrecht has agreed to guarantee our obligation to pay Mitsubishi the remaining balance of the aggregate purchase price, together with the additional payment in connection with the Polialden shareholders’ rights litigation.

Under the memorandum of understanding with Odebrecht and Sojitz, we agreed to purchase all of the share capital of Trikem and Polialden that Sojitz owned, consisting of 16.7% of Polialden’s voting share capital and 10.1% of Trikem’s voting share capital, in exchange for 4,345,162 of our common shares. As a result of this transaction, which closed on July 31, 2003, and after giving effect to the purchase from Mitsubishi described above, we increased our direct and indirect ownership of Trikem’s voting share capital to 87.9% and increased our ownership of Polialden’s voting share capital to 100%.

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

Merger of Trikem into Braskem

On November 3, 2003, as a result of the increase of our holdings of Trikem and as required by the Brazilian Corporation Law, we commenced a public exchange offer for the remaining voting share capital of Trikem not owned by our company. On December 4, 2003, immediately following our exchange of the shares tendered in this exchange offer for 1,753,080 of our class A preferred shares, we owned, directly and indirectly, 53.8% of Trikem’s total share capital, including 99.9% of its voting share capital.

In order to facilitate the merger of Trikem into our company, on January 12, 2004, Odebrecht Química spun off the share capital of Trikem held by it to our company. Following this spin-off, Odebrecht Química no longer owned material assets or conducts any material operations. Odebrecht Química merged into our company on March 31, 2005.

On January 15, 2004, Trikem merged with and into our company. In connection with this merger, we issued 592 of our class A preferred shares in exchange for 514,366 of Trikem’s common shares and 32,544,069 of our class A preferred shares in exchange for 28,260,456,441 of Trikem’s preferred shares.

At an extraordinary shareholders meeting on January 15, 2004, our shareholders approved our merger with Trikem, an amendment to our by-laws to permit the conversion of our class A preferred shares into common shares upon the approval of the majority of our voting share capital, and the conversion of 487,793 of our class A preferred shares into 487,793 of our common shares in order to maintain the required minimum ratio of our common shares to preferred shares in accordance with the Brazilian Corporation Law after completion of the merger with Trikem.

Exchange of Polialden Shares for Our Class A Preferred Shares

On December 15, 2004, we exchanged 2,020,201 of our class A preferred shares which were held in our treasury for 47,846,610 preferred shares issued by Polialden held by certain of the shareholders of Polialden. The shareholders of Polialden participating in this exchange were parties to suits brought against Polialden claiming, among other things, that certain dividends were owed to these shareholders. In connection with the exchange of shares, these claims were relinquished by the Polialden shareholders participating in the exchange. As a result of this exchange, we increased our interest in the total share capital of Polialden from 56.3% to 63.7%.

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

(1)	The percentage of our total share capital in Politeno increased in December 2003 and December 2004 as the result of the capitalization of reserves.

Our Principal Subsidiary and Jointly Controlled Companies

Our principal subsidiary is Polialden. In addition, our equity investments in Copesul and Politeno have a significant impact on our consolidated and combined financial statements. The following is a summary of our equity investments in these companies and the shareholders agreements we have signed with respect to Copesul and Politeno.

Polialden

Polialden is a corporation (sociedade anônima) organized under the laws of Brazil. At December 31, 2004, we indirectly owned all of the voting share capital and 63.7% of the total share capital of Polialden. Polialden is engaged in the manufacturing, processing, selling, importing and exporting of high-density polyethylene, ultra high molecular weight polyethylene and other chemical and petrochemical products. Polialden operates its industrial unit in the Northeastern Complex. For information concerning these operations, see “—Polyolefins Unit.”

Copesul

Copesul is a corporation (sociedade anônima) organized under the laws of Brazil. At December 31, 2004, we owned, directly and indirectly, 29.5% of the voting and total share capital of Copesul. Copesul is the second largest petrochemical cracker in Brazil based on production capacity, with approximately 39% of Brazilian production capacity of ethylene. We provide more information about Copesul’s business in “—Jointly Controlled Companies—Copesul.”

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

Politeno

Politeno is a corporation (sociedade anônima) organized under the laws of Brazil. At December 31, 2004, we owned 34.0% of Politeno’s total share capital, including 35.0% of its voting share capital. Politeno produces polyethylenes, which are widely used in the flexible and rigid packaging industries. Politeno produces low density polyethylene, or LDPE, medium density polyethylene, high density polyethylene, or HDPE, linear low density polyethylene, or LLDPE, linear medium density polyethylene, ethyl vinyl acetate copolymer and other special resins. We provide more information about Politeno’s business in “—Jointly Controlled Companies—Politeno.”

Through Conepar, we have entered into a shareholders agreement with Suzano Petroquímica S.A., or Suzano, Sumitomo Chemical Company Limited and Itochu Corporation with respect to our shares of Politeno. Suzano owns 33.9% of Politeno’s total share capital, including 35.0% of its voting share capital; Sumitomo Chemical Company Limited owns 18.9% of Politeno’s total share capital, including 20.0% of its voting share capital; and Itochu Corporation owns 9.4% of Politeno’s total share capital, including 10.0% of its voting share capital. The Politeno shareholders agreement contains provisions governing voting, transfer and preemptive rights. We have the right to elect two of the seven members of Politeno’s board of directors and the right to elect an additional member of Politeno’s board of directors in alternating years. We also have the right to elect one of the six executive officers.

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

We also have equity interests in other companies, including Petroflex Indústria e Comércio S.A., or Petroflex, and Borealis Brasil S.A., or Borealis, for which we have entered into shareholders agreements that include provisions governing voting, transfer and preemptive rights.

Capital Expenditures

Our capital expenditures on property, plant and equipment were R$432.3 million in 2004, R$214.7 million in 2003 and R$419.9 million in 2002. Additionally, our investments in interests in other companies were R$23.6 million in 2004, R$71.7 million in 2003 and R$13.1 million (excluding cash acquired of R$4.1 million) in 2002. Our principal capital expenditures projects during 2002 through 2004 were:

•	the adaptation of the maritime pier located at Aratú and the construction of pipelines, storage tanks and other facilities necessary to receive and transport imported naphtha to our basic petrochemicals plants. This project was undertaken between 2001 and 2003 at a total cost of R$83.5 million.

•	the expansion of the annual ethylene production capacity of one of our pyrolysis plants at the Northeastern Complex by 80,000 tons. This project was undertaken in 2003 at a total cost of R$237.1 million.

•	an efficiency enhancement project at one of our polypropylene plants in the Southern Complex that increased our annual polypropylene production capacity by 100,000 tons. This project was undertaken in 2003 and 2004 at a total cost of R$21.0 million.

•	an automation project in our PVC plants in Alagoas and the Northeastern Complex that is expected to increase the reliability of the operation of and modernize these plants, improve the operational performance of these plants, and increase the safety of our production processes at these plants. We invested R$40.1 million in this project in 2003 and 2004. This project was completed at our Alagoas PVC plant in 2004 and we expect to complete this project at our PVC plant in the Northeastern Complex in 2005.

•	the first stage of our modernization and improvement project at our Aromatics 1 and 2 units in the Northeastern Complex that increased our annual para-xylene production capacity by 50,000 tons. This project was undertaken in 2004 at a total cost of R$25.1 million.

•	an efficiency enhancement at our Alagoas PVC plant that we believe will increase its annual production capacity by 50,000 tons. We invested R$28.0 million in this project in 2004 and expect to complete this project in the second half of 2005 at a total cost of approximately R$95 million.

•	an efficiency enhancement project at one of our polyethylene plants in the Northeastern Complex that we believe will increase its annual production capacity by 30,000 tons. We invested R$9.9 million in this project in 2004 and expect to complete this project in the second half of 2005 at a total cost of approximately R$12.0 million.

•	an efficiency enhancement project at our other polyethylene plant in the Northeastern Complex that we believe will increase its annual production capacity by 30,000 tons. We invested R$5.4 million in this project in 2004 and expect to complete this project in the first quarter of 2006 at a total cost of approximately R$9.9 million.

In 2004, we began implementation of our Braskem + program. This program identifies 218 specific initiatives, each with its own performance goals and implementation schedule. At December 31, 2004, we had made capital expenditures of R$23.5 million related to the implementation of this program and anticipate that this program will require us to make additional capital expenditures of approximately R$241.7 million through 2007, including R$124.2 million in 2005.

On June 22, 2005, our board of directors and the board of directors of Petroquisa approved the creation of a joint venture between our companies for the construction and operation of a polypropylene plant to be located in Paulínia, in the State of São Paulo, with an annual production capacity of approximately 300,000 tons. Our board of directors also approved (1) the results of a detailed feasibility study of the project and (2) the creation of a new company together with Petroquisa, which company will execute the project. The principal terms of this joint venture provide that:

•	we will hold 60% of the voting capital stock of the new company;

•	Petrobras will supply propylene, the primary feed stock of this plant, to the new company;

•	Braskem will assist the new company in the sale and distribution of the polypropylene production of this plant;

•	the total cost of this project to the new company would be approximately US$240 million;

•	the new company is expected to finance approximately 70% of the cost of this plant through borrowings from local or international financial institutions;

•	a portion of our equity contribution to the new company will be in the form of property and polypropylene technology licenses; and

•	this project is expected to commence operations in late 2007 or early 2008.

Our ability to compete in the Brazilian and foreign markets that we serve depends on our ability to integrate new production processes developed by our company and third parties in order to lower our costs and offer new thermoplastic products. In addition, our relationships with our customers are enhanced by our ability to develop new products and customize existing products to meet their needs. To meet these challenges, we maintain a research and development program that is primarily implemented at the Braskem Center for Innovation and Technology in the Southern Complex. We invested R$59.2 million, R$35.5 million and R$20.1 million in research and development during 2004, 2003 and 2002, respectively.

We currently are budgeting total capital expenditures of approximately R$842.2 million for 2005. Our principal capital expenditures for 2005 consist of, in addition to the projects referred to in the preceding paragraphs, approximately R$166.3 million for health, environmental and quality improvement projects, approximately R$110.1 million for the replacement of depreciated equipment, approximately R$114.9 million for productivity improvements and approximately R$153.1 million for plant modernization and information systems.

We are currently evaluating projects that could entail significant capital expenditures in the future.

Maintenance

Most of our maintenance is performed by third-party service providers. For example, we have contracts with Construtora Norberto Odebrecht S.A., a company in the Odebrecht Group, Asea Brown Boveri Ltd. and other service providers to perform maintenance for our Basic Petrochemicals Unit and our Business Development Unit. We also perform some of our ordinary course maintenance with our small team of maintenance technicians, which also coordinate the planning and execution of maintenance services performed by third parties.

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

Regular basic petrochemicals plant maintenance requires complete plant shutdowns from time to time, and these shutdowns usually take approximately 30 days to complete. Since commencing operations in July 1978, our largest basic petrochemicals plant (Olefins 1) has undergone seven scheduled major maintenance services as part of our regular maintenance activities. The last general maintenance shutdown of our Olefins 1 unit was carried out in July and August 2001 and lasted for 25 days. This shutdown permitted inspection and maintenance of this unit, which had been operational for almost five years without a shutdown. This shutdown was intended to improve the plant’s efficiency and production capacity. The cost of servicing the unit was approximately US$15 million (not including the value of lost production during this shutdown). The next general shutdown of our Olefins 1 unit has been scheduled for 2007 with an estimated duration of approximately 30 days.

In 2002, we shut down our Olefins 1 unit for 92 days in order to increase its production capacity and to modernize and upgrade its technology. This shutdown reduced our Basic Petrochemical Unit’s ethylene and propylene production in 2002. The cost of these improvements to this Unit was approximately US$61 million (not including lost production).

The last general maintenance shutdown of our Aromatics 2 and Olefins 2 units (which form part of the same basic petrochemicals facility) was carried out in January and February 2004 and lasted 36 days. This shutdown permitted inspection and maintenance of this unit, which had been operational for almost seven years without a shutdown. This shutdown was intended to improve the plants efficiency and production capacity. In addition, we implemented various improvements to ensure the reliability and continuous operation of these units and to minimize the environmental impact of our operations. The cost of servicing this unit was approximately R$89 million (not including the value of lost production during this shutdown). The next general shutdown of our Aromatics 2 and Olefins 2 units has been scheduled for 2009 with an estimated duration of approximately 35 days.

The last general maintenance shutdown of our Aromatics 1 unit was carried out in May 2004 and lasted 40 days. This shutdown permitted inspection and maintenance of this unit, which had been operational for three years without a shutdown. This shutdown was also intended to improve the efficiency and production capacity of the plants in this unit and resulted in the development of new solvents and substantial growth in our production of aromatics, including an increase of our para-xylene production capacity by 50,000 tons. The cost of servicing this unit was approximately R$21 million (not including the value of lost production during this shutdown). The next general shutdown of our Aromatics 1 unit has been scheduled for 2008 with an estimated duration of approximately 30 days.

We have a regular maintenance program for each of our polyolefins plants. Production at each of our polyolefins plants generally is shut down for 15 to 20 days every two years to allow for regular inspection and maintenance. In addition, we undertake other brief shutdowns for maintenance purposes that do not materially affect our production of polyolefins. We coordinate the maintenance cycles of our polyolefins plants with those of our basic petrochemicals plants. While our basic petrochemicals facilities must be shut down for up to 30 days for maintenance, our polyolefins facilities may be shut down for shorter periods because these facilities are less complex to operate and maintain than our basic petrochemicals facilities.

We have a regular maintenance program for each of our vinyls plants. Our Camaçari and Alagoas PVC plants are generally shut down for 20 days every two years to allow for regular inspection and maintenance. The last general maintenance shutdown of our PVC plant in Camaçari was carried out in January 2004 and lasted for 14 days. The next general maintenance shutdown of this plant is scheduled for August 2005. The last general maintenance shutdown of our PVC plant in Alagoas was carried out in December 2004 and lasted for 16 days. The next general maintenance shutdown of this plant is scheduled for 2006. Our São Paulo PVC plant generally shuts down for five days of maintenance each year. Our caustic soda and chlorine plant in Alagoas generally shuts down for 15 days of maintenance every two years. The last general maintenance shutdown of this plant was carried out in March 2004 and lasted for 12 days. The next general maintenance shutdown of this plant is scheduled for 2006. Our caustic soda and chlorine plant in Camaçari does not require prolonged maintenance shutdowns and is shut down for two or three days each year.

Regular maintenance of our Business Development Unit plants usually requires plant shutdowns every two years that take approximately 20 days to complete. The last general maintenance shutdown of our caprolactam plant was carried out in March 2003 and lasted 20 days. During this maintenance shutdown, we also changed certain production equipment caprolactam, which (together with other measures that we have adopted) we anticipate will extend the periods between general maintenance shut downs of this plant from two to three years. The cost of the last maintenance shutdown was approximately US$2.5 million (not including lost production value). The next general maintenance shutdown of this plant is scheduled for August 2005. The last general maintenance shutdown of our Business Development Unit’s DMT and PET plant was carried out in April 2005 and lasted for 27 days. The cost of this shutdown was R$10.9 million (not including lost production value). Prior to this general maintenance shutdown, the last general maintenance shutdown of our DMT and PET plants in June 2003, during which we successfully upgraded the PET plant’s reactor, resulting in resin quality improvements as well as increasing the plant’s annual production capacity from 60,000 tons to 70,000 tons. We also implemented operational improvements in our PET plant in 2004, which further increased the plant’s annual production capacity from 70,000 tons to 78,000 tons. The next general maintenance shutdown of our PET and DMT plants is scheduled for April 2007.

Petrochemical Industry Overview

Structure

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

We, Copesul and Petroquímica União S.A. operate Brazil’s three crackers and sell basic petrochemicals to second generation producers, including, in our case, second generation producers that are part of our company. A fourth petrochemical cracker commenced operation on June 23, 2005. The basic petrochemicals, which are in gaseous or liquid form, are transported primarily via pipelines to the second generation producers’ plants, generally located near the crackers, for further processing.

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

There are 45 second generation producers operating in Brazil. Intermediate petrochemicals are produced in solid form as plastic pellets or powders and are transported primarily by truck to third generation producers, which generally are located far from the second generation producers.

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

Petrochemical Complexes

The production of first and second generation petrochemicals in Brazil centers around three major complexes. These complexes include:

•	the Northeastern Complex located in Camaçari in the State of Bahia, where we operate the cracker;

•	the Southern Complex located in Triunfo in the State of Rio Grande do Sul, where Copesul operates the cracker; and

•	the São Paulo Complex located in Capuava in the State of São Paulo, or the São Paulo Complex, where Petroquímica União operates the cracker.

Each complex has a single first generation producer, also known as the “raw materials center,” and several second generation producers that purchase feedstock from the raw materials center.

The Northeastern Complex began operations in 1978. The Northeastern Complex consists of 28 second generation producers situated around the raw materials center operated by our company. At December 31, 2004, our raw materials center had an annual ethylene production capacity of 1,280,000 tons, which we estimate accounted for approximately 44% of Brazil’s ethylene production capacity.

The Southern Complex began operations in 1982. Copesul, in which we have a 29.5% equity interest, is the raw materials center at the Southern Complex and supplies first generation petrochemicals to six second generation producers, including our Polyolefins Unit. At December 31, 2004, Copesul had an annual ethylene production capacity of 1,135,000 tons.

The São Paulo Complex, which is the oldest petrochemical complex in Brazil, began operations in 1972. Petroquímica União is the raw materials center at the São Paulo Complex and supplies first generation petrochemicals to 11 second generation producers, including our company. At December 31, 2004, Petroquímica União had an annual ethylene production capacity of 500,000 tons.

A fourth petrochemical complex has been constructed at Duque de Caxias in the State of Rio de Janeiro. Rio Polímeros, a Brazilian petrochemical company, will serve as the cracker for the new complex and has announced that the new petrochemical complex will be an integrated first and second generation producer with an annual production capacity of 520,000 tons of ethylene, 75,000 tons of propylene and 540,000 tons of polyethylene (LLDPE and HDPE). This plant will use natural gas as a feedstock, and Rio Polímeros commenced operation on June 23, 2005.

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

The following table sets forth the percentage of the indirect ownership interests held in the crackers’ voting shares by Petroquisa, private sector entities and other investors before the privatization of the crackers and at December 31, 2004.

	Before Privatization				At December 31, 2004
	Date of Privatization	Petroquisa	Private Sector Groups	Other Investors(1)	Petroquisa	Private Sector Groups	Other Investors(1)
Copesul	May 15, 1992	67.2%	2.1%	30.7%	15.6%	58.9%	25.4%
Petroquímica União	Jan. 24, 1994	67.8	31.9	0.3	17.4	60.8	21.8
Braskem	Aug. 15, 1995	48.2	50.4	1.4	10.0	73.0	17.0

(1)	Pension funds, banks and individual investors.

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

In 1997, Law No. 9,478/97 implemented the 1995 constitutional amendment by creating the Brazilian Energy Policy Council (Conselho Nacional de Política Energética) and the National Petroleum Agency (Agência

Nacional de Petróleo), which were charged with regulating and monitoring of the oil industry and the Brazilian energy sector. Following the creation of the National Petroleum Agency, new rules and regulations have been implemented, aimed at gradually ending Petrobras’ monopoly. Since 1997, our company and Copesul have imported naphtha from trading companies and oil and gas producers located abroad.

During 2004, Petrobras produced and sold approximately 56% of the naphtha consumed by our company and Copesul, and the remaining naphtha consumed by our company and Copesul was imported.

Tariffs

We set prices for ethylene, the principal first generation petrochemical product that we sell to second generation producers, using a margin sharing system. See “Item 4. Information on Our Company—Basic Petrochemicals Unit—Sales and Marketing of Our Basic Petrochemicals Unit.” Prices paid by second generation producers for imported first generation petrochemical products partly reflect transportation and tariff costs. We establish the prices of ethylene by-products, such as butadiene, by reference to several market factors, including the prices paid by second generation producers for imported products, which also take into account transportation and tariff costs.

Second generation producers, including our company, generally set prices for their petrochemical products by reference to several market factors, including the prices paid by third generation producers for imported products. Prices paid for such imports also reflect transportation and tariff costs.

The Brazilian government has frequently used import tariffs to implement economic policies. As a result, import tariffs generally vary significantly, especially those imposed on petrochemical products. In November 1997, for example, the import tariffs for polyethylene, polypropylene and PVC were increased from 14.0% to 17.0% but were subsequently reduced to 16.5% in 2001 and then to 15.5% on January 1, 2002. On January 1, 2002, the import tariff for caustic soda was reduced from 10.5% to 9.5%. At December 31, 2003, the import tariffs for basic petrochemical products ranged between 3.5% and 5.5% (except for caustic soda) and the import tariffs for second generation petrochemical products ranged between 13.5% and 15.5%. Imports and exports within the free trade area composed of Argentina, Brazil, Paraguay and Uruguay in South America, or Mercosul (Mercado Comum do Sul), have not been subject to tariffs since December 2001. On December 31, 2004, the Brazilian government reduced all import tariffs for basic and second generation petrochemical products by 1.5%.

The following table shows the fluctuation of the tariffs on certain basic petrochemicals and second generation petrochemicals from 1995 through 2004. The tariff rates shown are those applicable at the end of the respective years, except where indicated.

	2004	2003	2002(1)	2001(2)	2000	1999	1998	1997(3)	1996	1995
	(%)
First generation petrochemicals:
Ethylene	2.0	3.5	3.5	4.5	5	5	5	5	2	2
Propylene	2.0	3.5	3.5	4.5	5	5	5	5	2	2
Caustic soda	8.0	9.5	9.5	10.5	11	11	11	11	8	1

Second generation petrochemicals:
Polyethylene	14.0	15.5	15.5	16.5	17	17	17	17	14	2
Polypropylene	14.0	15.5	15.5	16.5	17	17	17	17	14	2
PVC	14.0	15.5	15.5	16.5	17	17	17	17	14	2
Caprolactam	12.0	13.5	13.5	14.5	15	15	15	15	12	8

(1)	In 2002, the official tariff was 1.5% less than the rate shown. An additional surcharge of 1.5% assessed on imported products is included in the rate shown.
(2)	In 2001, the official tariff was 2.5% less than the rate shown. An additional surcharge of 2.5% assessed on imported products is included in the rate shown.
(3)	An additional tariff of 3% was assessed commencing on November 13, 1997, which is included in the rate shown.

Source: Brazilian	Association of Chemical Industry and Derivative Products.

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

Brazilian GDP increased by 5.2% in 2004, the highest growth rate in Brazil since 1994. The growth of Brazilian GDP in 2004 contributed to an estimated 11.6% increase in domestic consumption of thermoplastic resins (polyethylene, polypropylene and PVC), reflecting the high elasticity of demand for these products. The increase in Brazilian domestic consumption of thermoplastic resins was particularly influenced by growth in certain industrial sectors of the Brazilian economy, such as automotive, civil construction, home appliances, shoes, packaging and disposable goods. As a result of this increase in domestic demand for thermoplastic resins, coupled with the increase in the production capacity of Brazilian producers, including our company, increased rates of capacity utilization and the continuing appreciation of the real against the U.S. dollar in 2004, Brazilian producers significantly increased their domestic sales of these products in 2004. In addition, although imports represented a small percentage of total Brazilian domestic consumption, imports of polyolefins, PVC and PET increased by 9.3%, 9.4% and 0.7%, respectively, in 2004.

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

	Total Brazilian Production	Our Total Production	Total Production of Other Brazilian Companies	Total Imports	Total Exports	Estimated Total Brazilian Domestic Consumption
	(thousands of tons)
Olefins(1)
2004	4,779.0	1,809.6	2,969.4	19.9	121.5	4,677.3
2003	4,444.0	1,678.6	2,765.4	24.0	127.8	4,340.2
2002	4,085.4	1,591.8	2,493.6	11.8	95.6	4,001.6
Aromatics(2)
2004	1,562.4	714.8	847.6	100.4	317.8	1,345.0
2003	1,475.4	638.3	837.1	105.2	345.5	1,235.1
2002	1,465.0	659.8	805.2	126.9	295.2	1,296.3
Polyolefins(3)
2004	3,042.6	1,175.1	1,867.5	354.4	651.4	2,745.7
2003	2,854.4	1,101.7	1,752.7	324.4	717.6	2,461.1
2002	2,623.0	1,043.4	1,579.6	335.6	501.6	2,457.0
PVC
2004	629.7	420.7	209.1	94.5	44.1	680.1
2003	604.1	392.1	212.0	86.4	75.7	614.8
2002	602.4	397.0	205.4	141.8	58.6	685.7
PET
2004	357.6	72.6	285.0	137.1	62.0	432.7
2003	339.0	55.3	283.6	136.2	44.5	430.6
2002	323.0	59.0	264.0	147.2	55.8	414.5
Caprolactam
2004	50.5	50.5	—	6.4	7.6	49.3
2003	48.8	37.6	11.3	4.9	8.1	45.6
2002	57.5	57.5	—	4.4	9.3	52.7

(1)	Includes ethylene, propylene and butadiene.
(2)	Includes benzene, toluene, xylenes and, during 2002 only, solvent C9.
(3)	Includes polyethylene, HDPE, LDPE, LLDPE and polypropylene.

Sources:    Brazilian Association of Chemical Industry and Derivative Products and Braskem.

The above estimates of total domestic consumption assume that all domestic production is immediately sold in the market and that there has been no change in total domestic inventory.

Overview of Our Company’s Operations

We are the leading petrochemical company in Latin America, based on average annual production capacity. We are also one of the three largest Brazilian-owned private sector industrial companies, based on net sales revenue. We recorded net income of R$690.9 million in 2004 on net sales revenue of R$12,192.0 million, in each case under Brazilian GAAP. We produce a diversified portfolio of petrochemical products and have a strategic focus on polyethylene, polypropylene and PVC. We have integrated first and second generation petrochemical production facilities, with 13 plants in Brazil.

We have grown over the past four years primarily as the result of the integration of the operations of six Brazilian petrochemical companies: our company; OPP Química; Polialden; Trikem; Proppet; and Nitrocarbono. We have merged with these companies, other than Polialden. Our business operations are organized into four business units, which correspond to our principal production processes and products:

•	Basic Petrochemicals, which accounted for R$6,480.0 million, or 52.1%, of the net sales revenue of all segments, including net sales to our other business units, and had an operating margin of 14.7% in 2004;

•	Polyolefins, which accounted for R$3,489.4 million, or 28.0%, of the net sales revenue of all segments and had an operating margin of 22.0% in 2004;

•	Vinyls, which accounted for R$1,858.8 million, or 14.9%, of the net sales revenue of all segments and had an operating margin of 34.2% in 2004; and

•	Business Development, which accounted for R$620.8 million, or 5.0%, of the net sales revenue of all segments and had an operating margin of 5.3% in 2004.

We believe the integration of the operations of the companies that formed our company has produced, and will continue to provide, significant synergies and cost savings from reductions in tax, procurement and logistics expenses, general and administrative expenses and other operating expenses.

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

The key elements of our strategy include:

•	Focus on Customer Relationships: We seek to establish close, long-term relationships with our customers. We serve as partners with our customers in developing new products and applications and, consequently, business opportunities for them. We recognize the cyclical nature of the markets for our petrochemical products and believe that, by focusing on relationships with our customers, we can foster customer loyalty even during periods of lower demand. Our growth strategy is centered on increasing customers’ consumption of our products, and enabling them to substitute non-plastic materials with thermoplastics.

Our Polyolefins Unit and our Vinyls Unit maintain technology and innovation centers that seek to:

•	optimize customers’ processing of our products;

•	identify new products and applications to meet our clients’ needs; and

•	increase customers’ productivity.

•	Pursuit of Selected Business Opportunities: We are pursuing new business opportunities by, for example:

•	manufacturing new products such as: UTECTM, our ultra-high molecular weight polyethylene, or UHMWP, product that is used in technical applications; Braskem Flexus®, a high-performance polyethylene product used for specialized packaging; and Braskem Symbios®, a high-performance flexible packaging sealant. We are the world’s second largest producer of UHMWP, which we sell mainly in the United States;

•	manufacturing LLDPE and low density polyethylene using a specialized production process that permits us to produce thermoplastics with distinctive characteristics for the flexible packaging industry, including greater resistance to impact and punctures, improved polish and greater transparency; and

•	replacing traditional materials such as glass, wood, steel and paper, with our thermoplastics products.

•	Expansion of Our Production Capacity: We plan to expand the production capacity of our business units during the next several years based on anticipated growth in demand for our products. We plan to expand our production capacity in the short-term principally through efficiency enhancements at our plants and by modernizing our production technology.

On June 22, 2005, our board of directors and the board of directors of Petroquisa approved the creation of a joint venture between our companies for the construction and operation of a polypropylene plant to be located in Paulínia, in the State of São Paulo, with an annual production capacity of approximately 300,000 tons. We are also evaluating the feasibility of entering into a joint venture with other companies for the construction of a new integrated polyethylene production center in Brazil close to the Brazilian-Bolivian border that would use Bolivian natural gas as a feedstock and have an annual production capacity of 600,000 tons of polyethylene. In addition, we have entered into a memorandum of understanding with Petroquímica de Venezuela, S.A., the petrochemical subsidiary of Petróleos de Venezuela, S.A., to evaluate joint business opportunities in Venezuela, including the construction of a polypropylene plant in the El Tablazo petrochemical complex in Venezuela, with an annual production capacity of approximately 400,000 tons. We believe that additional capacity developed by our company, together with joint venture partners, will enable us to maintain and expand our leadership position in Latin America and support our expansion into strategic export markets.

•	Continued Reductions in Operating Costs and Increases in Operating Efficiencies: As a result of the integration of our facilities and large production scale, we believe that we are a low-cost producer of second generation petrochemicals. We have an ongoing program—the Braskem Production System—to increase operating efficiencies and to reduce operating costs. We also continue to realize synergies from our integration process.

Our cost reduction program is linked to initiatives to purchase feedstocks at competitive prices. We began to import lower-cost naphtha in 2000, and during 2004, we imported 37.7% of our feedstock requirements, primarily from North Africa, compared to 31.2% in 2003. We also intend to continue to substitute lower-cost petroleum condensate for a portion of our naphtha needs.

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

Braskem + Program

We are in the process of implementing an operational excellence program named “Braskem +.” This program is designed to build upon the experience that Braskem has accumulated through the process of capturing operational synergies during its integration process. The Braskem + program seeks to:

•	improve our operating performance and productivity;

•	reduce our operating and maintenance costs; and

•	position Braskem among the most competitive petrochemical companies in the world.

In connection with the development of the Braskem + program, we engaged a leading consulting firm to analyze our industrial practices and compare them to benchmarking practices in the global petrochemical sector. Through this analysis, we have identified 218 initiatives designed to further improve, among other things, our capacity utilization, maintenance scheduling and completion, and feedstock procurement and usage.

The implementation of the Braskem + program is being performed by several teams, including:

•	a team for each business unit that includes the vice president and the industrial, plant and maintenance managers of that unit, as well as liaisons to our management team; and

•	a management team specifically dedicated to overseeing and coordinating the implementation of the overall program.

We are developing an electronic database to record the ongoing results of our implementation of the Braskem + program, including information regarding our success in meeting scheduled milestones. We intend to update this database regularly and monitor our progress in meeting the objectives of this program.

Basic Petrochemicals Unit

At December 31, 2004, our Basic Petrochemicals facilities had one of the largest average annual production capacities of all first generation producers in Latin America. Our Basic Petrochemicals Unit accounted for R$6,480.0 million, or 52.1%, of the net sales revenue of all segments in 2004, including net sales to our other business units. Our Basic Petrochemicals Unit produces:

•	olefins, such as ethylene, polymer and chemical grade propylene, butadiene, isoprene and butene-1;

•	aromatics, such as benzene, toluene, para-xylene and ortho-xylene;

•	fuels, such as automotive gasoline and liquefied petroleum gas, or LPG; and

•	methyl tertiary butyl ether, or MTBE, solvent C9 and pyrolysis C9.

We also supply utilities to other plants located in the Northeastern Complex and render services to the operators of those plants. In 2004, 88.5% of our Basic Petrochemicals Unit’s sales (including intra-company sales) were derived from the sale of basic petrochemicals, 6.4% from the sale of utilities and 5.0% from the sale of fuels.

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

Our Basic Petrochemical Products	Intermediate Products Derived from Our Basic Petrochemical Products	Common End Uses
Olefins
Ethylene	LDPE /LLDPE(1)	Garbage bags, packaging film, toys, housewares, electrical insulation, paper coatings
	HDPE(1)	Blow-molded plastic bottles (such as milk bottles)
	Ethylene oxide, used to produce ethylene glycol	Polyester fibers and PET resin
	EDC, used to produce PVC(2)	Pipes, home siding, upholstery, floor coverings
	Ethylbenzene, used to produce styrene monomer and then polystyrene	Disposable cups and containers, high-impact plastics
Propylene (polymer and chemical grade)	Polypropylene(1)	Carpet-backing, luggage, bottles, diapers, raffia bags
	Acrylonitrile	Clothing, plastics
	Propylene oxide	Polyurethane foams for furniture and insulation, cleaning compounds and coatings
Butadiene	Synthetic rubber, elastomers, resins	Tires, shoes, hoses, surgical gloves
Butene-1	LLDPE(1)	Garbage bags, packaging film, toys, housewares, electrical insulation, paper coatings

Aromatics
Benzene	Ethylbenzene (used to make styrene monomer/polysterene)	Disposable cups, containers, high-impact plastics
	Cumene	Epoxies
	Cyclohexane and cyclohexanone(3)	Nylon
	Linear alkyle benzene	Detergents
	Caprolactam(3)	Nylon
	Ammonium sulfate(3)	Fertilizers
Isoprene	Styrene-isoprene-styrene (SIS)	Adhesive
Toluene	Toluenediisocianate	Urethane foams
Solvents
Para-xylene	Purified terephthalic acid and DMT(3)	Polyester film and fibers, PET resin(3)
Ortho-xylene	Phthalic anhydride and plasticizers	Flexible products from PVC

Others
MTBE	—	Octane booster for gasoline
Solvent C9	—	Solvents and thinners
Pyrolysis C9	—	Octane booster for gasoline

Fuels
Automotive Gasoline	—	Fuel for internal combustion engines
LPG	—	Cooking gas

(1)	Produced by our Polyolefins Unit.
(2)	Produced by our Vinyls Unit.
(3)	Produced by our Business Development Unit.

The following table sets forth a breakdown of the sales volume and net sales revenue of our Basic Petrochemicals Unit (including our intra-company sales) by product line and by market for the years indicated.

	Years Ended December 31,
	2004				2003				2002
	Quantities Sold(1)	Net Sales Revenue			Quantities Sold(1)	Net Sales Revenue			Quantities Sold(1)	Net Sales Revenue
	(thousands of tons)	(millions of reais)		(%)	(thousands of tons)	(millions of reais)		(%)	(thousands of tons)	(millions of reais)		(%)
Domestic net sales:
Ethylene	1,098.9	R$	2,302.2	40.1%	1,047.3	R$	1,733.1	41.9%	994.8	R$	1,285.3	42.5%
Propylene	446.8		819.1	14.3	403.4		595.9	14.4	415.2		459.3	15.2
Para-xylene	148.7		319.6	5.6	117.3		195.5	4.7	99.4		121.9	4.0
Benzene	216.7		522.6	9.1	217.9		298.3	7.2	223.5		214.2	7.1
Butadiene	160.0		296.0	5.2	150.3		278.7	6.7	147.3		177.0	5.9
Mixed xylenes	74.5		126.4	2.2	53.7		83.4	2.0	52.9		52.9	1.7
Ortho-xylene	52.7		109.9	1.9	49.9		80.0	1.9	48.9		65.2	2.2
Toluene	33.2		57.4	1.0	38.9		51.4	1.2	78.7		74.6	2.5
Others	255.3		404.9	7.1	195.8		324.6	7.9	184.5		262.6	8.7

Total domestic net sales of basic petrochemicals	2,486.9		4,958.2	86.4	2,274.5		3,640.9	88.1	2,245.2		2,713.0	89.8
Total export net sales of basic petrochemicals	436.6		778.9	13.6	405.9		490.7	11.9	353.0		309.7	10.2

Total net sales of basic petrochemicals	2,923.5		5,737.1	100%	2,680.4		4,131.6	100%	2,598.2		3,022.7	100%

Automotive gasoline and utilities(2)			742.9				633.7				476.4

Total Basic Petrochemicals Unit net sales revenue(3)		R$	6,480.0			R$	4,765.3			R$	3,499.1

% of the total net sales revenue of all segments				52.1%				47.8%				47.3%

(1)	Includes the following intra-company sales:

•	537.1 thousand tons of ethylene in 2004, 488.3 thousand tons in 2003 and 472.0 thousand tons in 2002;

•	31.3 thousand tons of propylene in 2004, 4.3 thousand tons in 2003 and 27.1 thousand tons in 2002;

•	48.2 thousand tons of para-xylene in 2004, 39.7 thousand tons in 2003 and 45.2 thousand tons in 2002; and

•	62.3 thousand tons of benzene in 2004, 60.0 thousand tons in 2003 and 25.0 thousand tons in 2002.

(2)	Utilities include electric power, steam, treated water and compressed air.
(3)	Includes basic petrochemicals, fuels and utilities.

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

Utilities

We also produce electric power, steam, compressed air and drinking and demineralized water, some of which are by-products of our production of basic petrochemicals. We use these utilities in our own production processes, including those of our Polyolefins Unit and our Vinyls Unit, and sell these utilities to approximately 40 companies, including companies located outside of the Northeastern Complex. Our utilities facilities include units for thermoelectric power generation, water treatment and the production of steam and compressed air.

We self-generate approximately 70% of the Northeastern Complex’s energy consumption requirements, and CHESF, a Brazilian government-owned electric power generation company located in the State of Bahia, furnishes the remainder.

Production Facilities of Our Basic Petrochemicals Unit

We believe that the technological processes we use at our basic petrochemicals plants are among the most advanced in the world. We currently own and operate five major Basic Petrochemicals units (Olefins 1, Olefins 2, Aromatics 1, Aromatics 2 and Energy and Services), each of which is located at the Northeastern Complex. Our Basic Petrochemicals Unit defines the term “unit” to mean several plants that are linked together to produce olefins, aromatics or utilities. As a result, the production capacity of Aromatics units 1 and 2 is the sum of the production capacities of the various plants that form these units. At December 31, 2004, our basic petrochemicals plants had total annual production capacity of 1,280,000 tons of ethylene and 550,000 tons of propylene.

The table below sets forth the name, primary products, annual production capacity at December 31, 2004 and annual production for the years presented for each of our principal Basic Petrochemicals units and plants.

	Primary Products	Annual Production Capacity	Production Year Ended December 31,
Name			2004	2003	2002
		(in tons, except automotive gasoline)	(in tons, except automotive gasoline)
Olefins units 1 and 2	Ethylene	1,280,000	1,105,610	1,040,858	989,276
	Propylene	550,000	542,359	486,959	464,521
Plants of aromatics units 1 and 2:
Butadiene plants 1 and 2	Butadiene	175,000	161,616	150,719	137,976
MTBE plants 1 and 2	MTBE	140,000	130,079	113,996	106,449
Butene-1 plant	Butene-1	35,000	29,093	27,022	20,530
Isoprene plant	Isoprene	19,000	16,396	16,396	16,380
	Dicyclopentadiene	24,000	21,306	20,459	19,799
Sulfolane plants 1, 2 and 3	Coperaf-1(1)	120,000	112,249	110,769	116,575
BTX fractionation plants 1 and 2	Benzene	427,000	393,737	364,762	318,373
	Toluene(2)	42,000	58,502	41,757	129,200
C8+ fractionation plant	Mixed xylenes(2)	40,000	87,208	65,932	62,679
	Ortho-xylene	62,000	53,966	54,475	48,135
	Solvent C9(1)	30,000	20,405	25,650	6,803
Parex plant	Para-xylene	203,000	124,455	116,203	101,426
Blending plant	Automotive gasoline(3)	600,000	394,591	365,256	326,493
	LPG	25,000	18,767	17,403	30,780

(1)	Solvents.
(2)	Actual production may exceed production capacity of certain plants when excess capacity of other plants in the Aromatics units is utilized.
(3)	Automotive gasoline in cubic meters per year.

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

Both of our olefins plants are capable of using naphtha as a feedstock, and our Olefins 1 unit also uses petroleum condensate. Until the early 1980’s, gas oil represented approximately 60% of the feedstock used by first generation producers in Brazil and naphtha represented the remainder, but the increased use of diesel fuel by trucks and buses in Brazil in the 1980’s reduced the supply of gas oil available to petrochemical producers. Currently, we use naphtha as our primary feedstock, and in 2004, naphtha accounted for (1) 82.4% of the total cost of sales of our Basic Petrochemicals Unit and (2) 67.7% of our overall direct and indirect cost of sales. However, due to the high price of naphtha, we have also used petroleum condensate as an alternative and more competitively priced feedstock. We have recently reduced our use of petroleum condensate while we evaluate the efficiency of the use of this feedstock in our plants.

The following table shows the average Amsterdam-Rotterdam-Antwerp market price of naphtha for the periods indicated.

	Amsterdam-Rotterdam-Antwerp Market Price of Naphtha
	2005		2004		2003		2002
	(in U.S. dollars per ton)
Average(1)	US$	436.28	US$	377.40	US$	274.63	US$	228.00
Month ended:
January		394.86		329.74		319.00		173.00
February		416.23		309.52		359.00		205.00
March		477.43		327.26		267.00		225.00
April		471.62		333.31		203.00		225.00
May		421.26		373.71		231.00		210.00
June				350.16		254.00		218.50
July				373.95		253.50		232.00
August				420.40		269.00		247.50
September				421.39		258.00		255.00
October				469.14		275.00		230.00
November				433.16		294.00		228.00
December				387.05		313.00		287.00

(1)	The information in the “Average” row represents the mean average of average monthly naphtha prices during the years presented.

Source:    Bloomberg L.P.

Our Basic Petrochemicals Unit is located:

•	36 kilometers from the Madre de Deus Port Terminal (located in the City of Madre de Deus in the State of Bahia), a port terminal owned and operated by Petrobras;

•	27 kilometers from Refinaria Landulfo Alves (located in the State of Bahia), one of the largest refineries in Brazil, which is owned and operated by Petrobras; and

•	22 kilometers from the port terminal of Aratú (located in the State of Bahia).

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

At the port terminal of Aratú, we use (1) the Terminal Químico de Aratú (which is owned by Terminal Químico de Aratú S.A.—TEQUIMAR, a subsidiary of Ultrapar Participações S.A, a Brazilian LPG distribution company) to distribute our products in liquid form, (2) the Terminal de Gases (which is owned by Tegal—Terminal de Gases Ltda., one of our subsidiaries) to distribute our products in gaseous form, and (3) the Raw Materials Terminal (which is owned by our company) to import naphtha and condensate.

Following the end of Petrobras’ monopoly over the supply of naphtha, we invested approximately US$37 million in our transportation infrastructure to enable our port facilities at Aratú to receive shipments of imported naphtha.

Supply Contracts and Pricing

Our Basic Petrochemicals Unit purchased:

•	from Petrobras: 2,734 thousand tons of naphtha in 2004, representing 62.3% of our naphtha requirements; 2,691 thousand tons of naphtha in 2003, representing 68.8% of our naphtha requirements; and 2,778 thousand tons in 2002, representing 72.4% of our naphtha requirements; and

•	from suppliers located primarily in North Africa: 1,654 thousand tons of naphtha in 2004, representing 37.7% of our naphtha requirements; 1,220 thousand tons of naphtha in 2003, representing 31.2% of our naphtha requirements; and 1,059 thousand tons in 2002, representing 27.6% of our naphtha requirements.

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

On August 9, 2000, regulations issued by the National Petroleum Agency ended Petrobras’ monopoly over the supply of naphtha in Brazil. These regulations also established a policy of free negotiation of naphtha prices. After a series of negotiations, the Brazilian basic petrochemicals producers and Petrobras entered into a pricing agreement for naphtha sales. According to this agreement, the price of naphtha supplied by Petrobras is linked to the Amsterdam-Rotterdam-Antwerp market price for naphtha and to the real/U.S. dollar exchange rate.

La Société Nationale pour la Recherche, la Production, le Transport, la Transformation et la Commercialisation des Hydrocarbures—SONATRACH (the Algerian national petroleum company), or SONATRACH, is our most important supplier of imported naphtha. We and SONATRACH entered into a Contract for the Sale and Purchase of Naphtha, which became effective on January 1, 2002. This contract has a one-year term and is renewable based on the mutual agreement of the parties for further one-year periods. We have renewed this contract three times, and the current contract expires on December 31, 2005. Under this contract:

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

On July 26, 2004, our company entered into an import note assignment agreement with certain financial institutions. Under this agreement, we issue short-term non-interest bearing promissory notes, or import notes, to designated trading companies outside Brazil (including our subsidiary Braskem Incorporated Limited, formerly known as CPN Incorporated Ltd.) to evidence our obligation to pay for purchases of naphtha and petroleum condensate from these trading companies. These designated trading companies had the right through October 31, 2004 to assign up to an aggregate principal amount of US$100.0 million of these import notes to the financial institutions. These assignments were made at a discount based on a rate of LIBOR plus 2.75% per annum, and these companies could use the proceeds of these assignments to purchase imported naphtha or petroleum condensate or refinance existing obligations in respect of imported naphtha or petroleum condensate incurred within 90 days prior to the date of the assignment. The designated trading companies were required to pay participation and commitment fees to the financial institutions, which fees were deducted from the discounted purchase price of the import notes.

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

Our Basic Petrochemicals Unit also uses technology developed by our company. We do not pay any continuing royalties under any of these arrangements, except for the technology licensing agreement with Mobil. We paid an initial royalty under these arrangements (excluding our agreement with Mobil). If any of these arrangements were terminated or no longer available to us, we believe that we would be able to replace this technology with comparable or better technology from other sources.

Sales and Marketing of Our Basic Petrochemicals Unit

We sell our basic petrochemical products principally in Brazil, mainly to second generation petrochemical producers located in the Northeastern Complex, as well as to customers in the United States and Europe. Our Basic Petrochemicals Unit also produces utilities for its own use and for sale to approximately 40 companies, including companies located outside of the Northeastern Complex.

As is common with other first generation petrochemical producers, our Basic Petrochemicals Unit has a high concentration of sales to a limited number of customers. Net sales to our 10 largest customers (excluding intra-company sales) accounted for approximately 69% of our Basic Petrochemicals Unit’s total net sales revenue (excluding intra-company sales) during the year ended December 31, 2004.

As part of our commercial strategy, our Basic Petrochemicals Unit has focused on developing longer-term relationships with our customers. We have entered into long-term supply contracts with several second generation producers located in the Northeastern Complex, including Politeno, Oxiteno do Nordeste S.A., Polibrasil Resinas S.A., or Polibrasil, and Petroflex. These supply contracts generally have an initial 10-year term and are automatically renewable for five-year periods unless one party notifies the other of its intention not to renew. These contracts also provide for minimum and maximum quantities to be purchased and monthly deliveries. We also sell automotive gasoline and LPG to Petrobras and other fuel distribution companies.

We determine the prices for our olefins and aromatics products with reference to several market factors. The price of ethylene that we charge our two largest customers, which represented 89.0% of our ethylene sales to third parties in 2004, is based on a margin sharing system. Under this system, the benefit or burden of higher or lower prices for naphtha and for ethylene derivatives, such as polyethylene, is shared between us and our customers. The margin shared by first and second generation producers is calculated for second generation products based on the market price charged by the second generation producer for its products and its production costs. The market price for ethylene is based on benchmark costs imputed to, and actual costs incurred by, both first and second generation producers for the production of second generation products. The variable-cost portion of these production costs reflects costs effectively incurred, while the fixed-cost portion of these production costs and depreciation expenses is determined based on benchmark costs. The benchmark costs are determined based on costs incurred by leading first and second generation producers located in the United States. This margin is then divided between the relevant first and second generation producers pro rata based on a return on capital invested by each such producer. Accordingly, the price of ethylene for these customers is calculated based on the weighted average price for ethylene obtained in the process of dividing the margin of each of these customers, taking into consideration the amount of ethylene consumed by each customer. The actual margins received by the first and second generation producers vary depending on the degree to which their actual costs compare with the benchmark costs used in the pricing formula to calculate the margin.

Prior to 2005, we used a formula similar to the formula still in use for our two largest ethylene customers for all of our ethylene customers, including our other business units. Currently, we determine the prices that we charge our other ethylene customers, including our other business units, by reference to international market prices. In addition, we are negotiating with our two largest ethylene customers to terminate the margin sharing system of ethylene pricing and to institute a market pricing system.

We calculate the monthly price of propylene by multiplying our monthly ethylene price (including Brazilian taxes) by the ratio of the European contract price for propylene to the European contract price for ethylene. We determine the price of butadiene and para-xylene by using the contract price for these products in the United States, and our prices for butadiene and para-xylene, unlike our prices for our other basic petrochemical products, include freight costs. We set the prices of benzene and ortho-xylene monthly by determining the mean average of European contract prices and U.S. contract prices for those products as set forth in specialized trade publications. We set the prices of solvents and fuels with reference to Brazilian market prices for these products. We set the prices of utilities based on our production costs.

We are focused on maintaining our leading position in the Brazilian market, while continuing to use our export operations to manage the relationship between our production capacity and domestic demand. Accordingly, we believe that our continued presence in export markets is essential to manage overcapacity in the Brazilian market. Our volume of export sales has generally varied based on the level of domestic demand for our products. Export net sales of basic petrochemicals (which exclude utilities and automotive gasoline) represented 13.6% of our Basic Petrochemicals Unit’s net sales revenue from sales of basic petrochemicals in 2004, 11.9% in 2003 and 10.2% in 2002. We exported basic petrochemicals mainly to customers in Europe and the United States.

The following table sets forth our export sales and export volumes of basic petrochemicals for the years indicated:

	Year Ended December 31,
	2004	2003	2002
Net export sales (in millions of reais)	778.9	490.7	309.7
As % of total net sales revenue of Basic Petrochemicals Unit (excluding utilities and automotive gasoline)	13.6	11.9	10.2
Export volumes (thousands of tons)	436.6	405.9	258.1
As % of total sales volume of Basic Petrochemicals Unit (excluding utilities and automotive gasoline)	14.9	15.1	13.6

We set export prices for:

•	benzene, toluene, MTBE, dicyclopentadiene and automotive gasoline with reference to market prices prevailing in the U.S. Gulf market; and

•	propylene, para-xylene, ortho-xylene, butene-l and isoprene with reference to market prices prevailing in the European market.

Since August 15, 2000, we have been authorized by the National Petroleum Agency to produce and sell automotive gasoline. Our net sales revenue from automotive gasoline was R$325.4 million in 2004 as compared to R$249.2 million in 2003 and R$156.2 million in 2002. Our net export sales revenue from automotive gasoline was R$167.2 million in 2004 as compared to R$128.1 million in 2003 and R$82.6 million in 2002. Our sales of type ”A” automotive gasoline reached 403,760 cubic meters in 2004 as compared to 360,458 cubic meters in 2003 and 324,567 cubic meters in 2002.

In addition to basic petrochemicals and fuels, we produce electric power, steam, treated water and compressed air for our own use and for sale to other second generation producers in the Northeastern Complex. Our net sales revenue from sales of utilities (including sales to our other business units) was R$417.5 million in 2004, R$384.5 million in 2003 and R$320.2 million in 2002. We also provide storage services to companies located in the Northeastern Complex through our subsidiary Tegal—Terminal de Gases Ltda., providing storage for gaseous petrochemical products. Tegal—Terminal de Gases Ltda. operates in the port terminal of Aratú in the State of Bahia.

Competition

Although there are currently three major petrochemical complexes in Brazil, our basic petrochemical customers, which are mostly second generation petrochemical producers with plants located in the Northeastern Complex, would have difficulty obtaining their feedstocks from other sources at lower prices due to the high cost of transportation of these products, as well as other logistical difficulties. In addition, because Brazil produces sufficient quantities of olefins to meet domestic demand, imports of these products are generally sporadic and usually related to scheduled plant maintenance shutdowns or to meet unsatisfied domestic demand, as is the case with imports of para-xylene.

Polyolefins Unit

At December 31, 2004, our polyolefins production facilities had the largest average annual production capacity of all second generation producers of polyolefins products in Brazil and elsewhere in Latin America. Our Polyolefins Unit accounted for R$3,489.4 million, or 28.0%, of the net sales revenue of all segments in 2004. Our Polyolefins Unit is comprised of the operations conducted by Polialden and our company.

Our Polyolefins Unit produces:

•	polyethylene, including LDPE, LLDPE, HDPE and UHMWP; and

•	polypropylene.

Approximately three-fifths of our Polyolefins Unit’s sales volume in 2004 was derived from the sale of polyethylene products, and most of the remainder was derived from the sale of polypropylene products.

We manufacture a broad range of polyolefins products for use in consumer and industrial applications, including:

•	plastic films for food and industrial packaging;

•	bottles, shopping bags and other consumer goods containers;

•	automotive parts; and

•	household appliances.

In 2004, we had an approximate 27% share of the Brazilian polyethylene market and an approximate 40% share of the Brazilian polypropylene market, based on sales volumes. We anticipate that domestic growth in demand for these products will continue to increase due to:

•	greater consumption of plastic-based consumer products, as Brazil’s consumption of plastic-based products on a per-capita basis is low when compared to the United States and many European countries; and

•	the trend towards substitution of plastics for more traditional packaging materials, such as glass and paper.

Products of Our Polyolefins Unit

The following table sets forth a breakdown of the sales volume and net sales revenue of our Polyolefins Unit for 2004, 2003 and 2002 by product and by market.

	Year Ended December 31,
	2004				2003				2002
	Quantities sold	Net Sales Revenue			Quantities sold	Net Sales Revenue			Quantities sold	Net Sales Revenue
	(thousands of tons)	(millions of reais)		(%)	(thousands of tons)	(millions of reais)		(%)	(thousands of tons)	(millions of reais)		(%)
Domestic net sales:
Polypropylene	418.5	R$	1,320.3	37.8%	374.9	R$	1,008.0	29.8%	395.1	R$	763.2	30.7%
LDPE	134.7		404.2	11.6	120.4		314.9	9.3	133.0		269.0	10.8
LLDPE	148.6		444.4	12.7	119.8		311.0	9.2	130.0		264.6	10.7
HDPE	214.1		635.5	18.2	204.6		515.0	15.2	227.7		449.8	18.1
UHMWP	1.4		5.7	0.2	1.2		4.2	0.1	1.0		3.5	0.1
Total domestic net sales	917.2		2,810.8	80.6	820.9		2,153.1	63.6	886.8		1,750.1	70.5
Total export net sales	248.5		678.6	19.4	288.1		1,233.7	36.4	184.6		732.2	29.5

Total polyolefins net sales	1,165.6	R$	3,489.4	100%	1,109.0	R$	3,386.8	100%	1,071.4	R$	2,482.3	100%

% of the total net sales revenue of all segments			28.0%					33.9%				33.6%

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

Our customers purchase different polyethylene resins depending on the manufacturing process that they employ and the desired physical characteristics of the end products that they manufacture. LDPE is the most flexible of polyethylene products and is used in a variety of plastic or film applications and in food packaging, trash bags and shopping bags. LLDPE is used in applications that require greater sealing capacity and better mechanical resistance, including plastic films and flexible food packaging. HDPE is used for applications that require higher mechanical resistance.

While each form of polyethylene is used for different applications, there is some overlap in the uses of these resins, and with certain modifications, polyethylene resins may be substituted for each other in certain end product manufacturing processes. For example, demand for LLDPE has grown since it was first introduced in 1989 and has resulted in reduced demand for LDPE, as manufacturers of certain containers and plastic film applications have switched their production processes and technology to use LLDPE in a blend with LDPE. We expect that production of LDPE will be phased out for the packaging segment over the next few years and replaced by LLDPE. As a result, we believe that growth of the LDPE market should be limited.

In January 2002, we acquired the UHMWP business of Basell USA Inc. in the United States and in Brazil, and, as a result, became the world’s second largest producer of UHMWP, a high-performance engineering plastic.

In 2004, we launched Braskem Flexus®, a high-performance LLDPE product used for specialized packaging. Based on our commercial success with this product, our management has decided to alter our product mix to double our annual production of this resin to 60,000 tons by mid-2005.

Polypropylene Products

Polypropylene is a versatile polymer with a high strength-to-weight ratio. This thermoplastic resin may be manufactured with a variety of properties that permit its use in different processes, such as injection, extrusion, blow molding and thermoforming. Through these processes, polypropylene may be used as a primary raw material for many applications, including the manufacture of carpet fibers, non-woven fabrics for diapers, injection molded parts for durable packaging and automobiles, medical instruments, flexible packaging for candy, pasta and cookies, as well as bottles for beverages. The balance between the mechanical properties and the high thermal resistance of polypropylene is a primary reason why this thermoplastic resin has begun to replace engineering materials such as acrylonitrile-butadiene-styrene (known as ABS), polycarbonate and nylon in domestic appliances and machinery. The lack of toxicity and high chemical resistance of polypropylene permits it to be used in applications with strict sanitary specifications, including in the food and pharmaceutical industries.

In 2004, we launched Braskem Symbios®, a high-performance flexible packaging sealant. We introduced advances in the use of polypropylene containers as a substitute for glass containers for spreadable cream cheese and launched a polypropylene fiber used to manufacture tiles and fiber-cement water cisterns. We also developed a new resin and patent-protected equipment for the production of disposable polypropylene cups, which have a significant competitive advantage over the same product made from polystyrene. We have licensed this technology to one of our customers. Finally, we introduced a new polypropylene resin for use as a substitute for glass and paper in packaging non-carbonated beverages.

Production Facilities of Our Polyolefins Unit

We believe that the variety of technological processes at our polyolefins plants provide us with a competitive advantage in meeting the needs of our customers. We currently own and operate seven plants located in the Northeastern Complex and the Southern Complex. During 2004, we expanded the annual production capacity of our polypropylene plants in the Southern Complex by an aggregate of 100,000 tons. Accordingly, at December 31, 2004, our plants had a total annual production capacity of 650,000 tons of polypropylene and 840,000 tons of polyethylene.

The table below sets forth the location, the primary products, annual production capacity at December 31, 2004, and annual production for the years presented of each of our polyolefins plants.

Location (Complex)	Primary Products	Annual Production Capacity	Production Year Ended December 31,
			2004	2003	2002
		(in tons)	(in tons)
Triunfo (Southern)	LDPE	210,000	209,140	195,637	184,861
	Polypropylene(1)	100,000	—	—	—
	Polypropylene(2)	550,000	463,077	438,746	412,243
	HDPE/LLDPE(3)	300,000	235,028	229,237	212,184
Camaçari (Northeastern)	HDPE/LLDPE(3)	200,000	175,436	152,087	151,506
	HDPE/UHMWP	130,000	128,312	99,720	103,892

(1)	This plant is currently inactive.
(2)	Reflects the combined production capacity and annual production of two polypropylene plants located in the Southern Complex.
(3)	Plant with swing line capable of producing two types of resins. Capacity varies depending on actual production.

In the first half of 2004, we completed an efficiency enhancement project at one of our polypropylene plants in the Southern Complex, which increased our annual polypropylene production capacity by 100,000 tons.

Raw Materials of Our Polyolefins Unit

Ethylene and Propylene

The most significant direct costs associated with our production of polyethylene and polypropylene are the costs of purchasing ethylene and propylene, which together accounted for approximately 81% of our Polyolefins Unit’s total cost of sales for 2004 compared to 78% for 2003 and 74% for 2002. In 2004, approximately 45% of these raw materials were supplied by our Basic Petrochemicals Unit and 55% were supplied by Copesul. Our Polyolefins Unit is highly dependent on ethylene and propylene supplied by our Basic Petrochemicals Unit and by Copesul because the costs of storing and transporting ethylene and propylene are substantial and there is inadequate infrastructure in Brazil to import large quantities of ethylene and propylene.

At December 31, 2004, Copesul had an annual ethylene production capacity of 1,135,000 tons and an annual propylene production capacity of 581,000 tons. Copesul is our principal supplier of propylene.

Supply Contracts and Pricing

We have entered into a long-term ethylene and propylene supply contract with Copesul that extends through 2007 and is automatically renewable for additional five-year terms. We own 29.5% of the total share capital of Copesul. Under this contract, we are required to purchase an annual minimum of 268,200 tons of ethylene and an annual maximum of 451,000 tons, as well as an annual minimum of 262,200 tons of propylene and an annual maximum of 439,500 tons, in each case subject to daily and monthly limits. In 2004, we purchased 427,000 tons of ethylene and all of our requirements of propylene (approximately 450,000 tons) from Copesul for our polyolefins operations in the Southern Complex.

We negotiate the prices for the feedstocks for our polyolefins products with Copesul, based upon a pricing formula developed by the Brazilian petrochemical industry. The pricing formula provides for full cost margin sharing between the first generation and second petrochemical producers located at the respective petrochemical complexes. The prices Copesul charges for ethylene that it supplies to our Polyolefins Unit are calculated based on a formula similar to the formula that our Basic Petrochemicals Unit uses to determine prices for its two largest ethylene customers. See “Item 4. Information on Our Company—Basic Petrochemicals Unit—Sales and Marketing of Our Basic Petrochemicals Unit.” Our Polyolefins Unit purchases ethylene from our Basic Petrochemicals Unit at prices determined by reference to international market prices for ethylene.

The following table sets forth the average prices per ton in reais paid by our company in 2004, 2003 and 2002 for ethylene and propylene:

	Year Ended December 31,
	2004		2003		2002
	(R$ per ton)
Ethylene supplied by our Basic Petrochemicals Unit	R$	2,350	R$	1,786	R$	1,360
Ethylene supplied by Copesul		2,313		1,769		1,313
Propylene supplied by Copesul		2,017		1,608		1,111

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

Our Unipol® Plant in the Northeastern Complex uses catalysts supplied to us by Univation Technologies under a license that expires in 2007. Our HDPE slurry plant in the Northeastern Complex produces its own catalysts, and we purchase the inputs that we need to produce our own catalysts from various suppliers at market prices. We purchase most of the catalysts that we use in our polypropylene plants from Basell Polyolefins Company N.V, or Basell, and we also import some catalysts from suppliers in the United States and Europe.

Our Basic Petrochemicals Unit supplies our Polyolefins Unit’s facilities in the Northeastern Complex with steam and water, and Copesul supplies these utilities to our Polyolefins Unit’s facilities in the Southern Complex. In addition, we purchase electric power at both complexes from third parties pursuant to long-term power purchase agreements and, in the Northeastern Complex, from our Basic Petrochemicals Unit. Our polyolefins plants in the Northeastern Complex are able to purchase electric power from alternative sources if our Basic Petrochemicals Unit is unable to meet our total demand for electric power. In general, we believe that there are sufficient alternative sources available at reasonable prices for each of these other inputs used in our polyolefins production process such that the loss of any single supplier would not have a material adverse effect on our operations.

Technology of Our Polyolefins Unit

Rights to Use Technology

We have entered into several non-exclusive agreements with a number of leading petrochemical companies to use certain technology and catalysts for our Polyolefins Unit.

•	We obtained technology from Mitsubishi in 1978, under a licensing agreement we continue to use in our HDPE slurry plant in the Northeastern Complex. Although this technology is our oldest, we have regularly upgraded and improved it, and we use this technology to produce UHMWP in this plant. We have fully paid all royalties due under the terms of our license agreement with Mitsubishi and are no longer subject to the confidentiality provisions of this agreement.

•	We entered into an agreement with a predecessor of Univation Technologies in 1988 (effective in 1992) to use Unipol® technology to produce polyethylene. We made a lump sum payment at the time of execution of this license agreement, in lieu of additional royalty payments. We use the Unipol® technology to produce low density polyethylene and high density polyethylene in the Northeastern Complex.

•	We entered into agreements with Basell Technology Company B.V., the largest polypropylene manufacturer in the world and a leader in polypropylene technology, in 1987 (effective in 1991) to use Spheripol® technology for the construction and operation of our first polypropylene plant in the Southern Complex. Under these agreements, we may use this technology for our current and future plants. We built a second plant based on this technology, which commenced operations in 1997. We have fully paid all royalties due under the terms of these license agreements.

•	We entered into agreements with Basell Polyolefine GmbH in 1995 (effective in 1999) to use Spherilene® technology. We pay royalties on a quarterly basis under these license agreements based on the amounts of polyethylene that we produce using this technology at our swing HDPE/ LLDPE plant located at the Southern Complex.

•	We entered into an agreement with Univation Technologies in 2003 to use metallocene process and product technology and related catalysts. We pay quarterly royalties based on amounts of LLDPE and very low density polyethylene that we produce using metallocene technology at our Unipol® polyethylene plant located at the Northeastern Complex.

If any of these licenses were terminated, we believe that we would be able to replace the relevant technology with comparable technology from other sources.

Research and Development

Our Polyolefins Unit coordinates and maintains a research and development program, which includes (1) the Braskem Center for Technology and Innovation, (2) pilot plants, (3) catalysis, polymerization and polymer sciences laboratories, and (4) process engineering and automation centers.

The Braskem Center for Technology and Innovation at the Southern Complex includes a staff of approximately 150 employees, which seeks to:

•	develop new products and applications in response to our customers’ requirements;

•	upgrade or improve the properties and processability of our products;

•	identify new product market opportunities;

•	implement improvements in our production processes and reduce our operating costs; and

•	expand and optimize the capacity and the flexibility of production at our plants.

We have developed most of our new polyolefins products and applications at the Braskem Center for Technology and Innovation, including Braskem Flexus® and Braskem Symbios® in 2004. Prior to the development of these products at the Braskem Center for Technology and Innovation, these products were only available in Brazil through imports.

Our Polyolefins Unit maintains seven pilot plants located in the Southern Complex and the Northeastern Complex that use Spheripol®, Spherilene® and Unipol® technology. Two of our Polyolefins Unit pilot plants operate at approximately 1/150 of the scale of our full-scale plants, and our other pilot plants operate at approximately 1/400 of the scale of our full-scale plants. Our Polyolefins Unit uses these pilot plants to (1) produce small quantities of new products to test them in our laboratories and with our customers, (2) develop new conditions and formulations for the creation of new products, and (3) increase the efficiency of our production processes. We believe that these pilot plants give us a competitive advantage over our competitors in Latin America, which do not have similar resources.

Our Polyolefins Unit maintains catalysis, polymerization and polymer sciences laboratories in the Southern Complex and the Northeastern Complex. These laboratories enable us to identify new and to improve existing licensed catalysts. We have developed or improved upon a majority of the polyethylene and polypropylene grades that we sell based on technology that we have created or improved.

Our Polyolefins Unit maintains process engineering and automation centers in the Southern Complex and the Northeastern Complex. These centers assist us in developing advanced process control technology, reducing our variable costs, achieving operational stability and increasing our production of polyolefins.

Our Polyolefins Unit is in regular contact with international process technology licensors to acquire new technologies and improvements. We test new processes on a regular basis, and we follow advances and trends in the petrochemical industry through our relationships with Brazilian and international research universities and consortia. In addition, we maintain ongoing contracts with licensors that permit us to upgrade our technology in order to receive and install improvements developed for our existing processes.

Sales and Marketing of Our Polyolefins Unit

We sell our polyethylene and polypropylene products to approximately 1,100 customers, and sales by our Polyolefins Unit accounted for 28.0% of our net sales revenue of all segments in 2004. We have a diversified product mix that allows us to serve a broad range of end users in several industries. Our customers generally are third generation petrochemical producers that manufacture a wide variety of plastic-based consumer and industrial goods.

Net sales revenue to our 10 largest customers accounted for 28.8% of our Polyolefins Unit’s total net sales revenue during the year ended December 31, 2004. No customer accounted for more than 6.0% of our total net sales revenue during 2004, 2003 or 2002.

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

In addition to direct sales to our customers, our Polyolefins Unit sells our products in Brazil through exclusive independent distributors. These distributors sell our polyethylene and polypropylene products to manufacturers with lower production requirements and are able to aggregate multiple orders for production and delivery to customers that would otherwise be uneconomical for us to service. Furthermore, by serving smaller customers through a network of distributors, account managers in our Polyolefins Unit focus their efforts on delivering high quality service to a smaller number of large, direct customers. We have selected our distributors based on their ability to provide full service to their customers, including the ability to prepare our products on a customized basis.

In 2004, our Polyolefins Unit conducted an analysis of its policy with respect to distributors and of its network of distributors. As a result, one of our distribution agreements was terminated and we are in the process of renegotiating our distribution agreements with the remaining eight distributors (three of whom form part of a related group of companies) with the goal of establishing uniform terms. We expect to have new distribution agreements in place by the end of the first half of 2005.

Export Sales

Our volume of export sales has generally varied based upon the level of domestic demand for our products. Export sales represented 19.4% of our Polyolefins Unit’s net sales revenue in 2004, 36.4% in 2003 and 29.5% in 2002. Our principal export market for polyolefins is other countries in South America, particularly the Mercosul countries, and we intend to increase our export sales in the Mercosul countries as well as in Chile. We have established a strategic position in the Southern Cone countries through regular sales to local distributors and agents who understand their respective markets. Our strategy to increase our presence in the Southern Cone is intended, among other things, to reduce our exposure to the cyclicality of the international spot market for polyolefins through the development of long-term relationships with customers in neighboring countries.

The following table sets forth export sales and export volumes of our Polyolefins Unit for the years indicated.

	Year Ended December 31,
	2004	2003	2002
Net export sales revenue (in millions of reais)	678.6	1,233.7	732.2
As % of total net sales revenue of Polyolefins Unit	19.4	36.4	29.5
Export volumes (thousands of tons)	248.5	288.1	184.6
As % of total sales volume of Polyolefins Unit	21.3	26.0	17.2

The main focus of our Polyolefins Unit is to maintain our leading position in the Brazilian market while continuing to export in order to manage the relationship between our production capacity and domestic demand for our products. Currently, we target an annual average production that is approximately 20% in excess of anticipated Brazilian market demand in order to meet variations in local demand and to respond to production fluctuations, seasonality and export product sales. As a result, we believe that our continued presence in export markets is essential to help manage any overcapacity in the Brazilian market and to maintain our position as leader in the supply of polyolefins in South America.

Prices and Sales Terms

We determine the prices for our polyethylene and polypropylene products with reference to international market prices. Our customers in Brazil may pay in full on delivery or elect credit terms that require payment in full within 14 to 63 days following delivery. We charge interest based on prevailing market rates to our Brazilian customers that elect to pay on credit.

We generally conduct our export sales to buyers in countries outside the Southern Cone through the international spot market. Our customer base in these markets consists primarily of trading houses and distributors, most of which have operations in Europe, the United States or in Asia, principally Hong Kong. Pricing is based on international spot market prices. We make all sales in these markets with letters of credit. Export prices for polyolefins sales in the Southern Cone countries are based on regional prices and sales are generally made either with letters of credit or through direct bank collections.

Competition

We compete with regional polyolefins producers located in Brazil and Argentina and, to a lesser extent, with other importers of these products. In the Brazilian polyethylene market, we compete with a number of companies that produce one or two of the products in our production line. LDPE is produced in Brazil by Polietilenos União with an annual production capacity in 2004 of 130,000 tons, Dow Brasil S.A. with 144,000 tons, Petroquímica Triunfo S.A. with 160,000 tons and Politeno with 150,000 tons, compared to our annual production capacity of 210,000 tons. Politeno, in which we own 34.0% of the total share capital (including 35.0% of the voting share capital), produces the same range of polyolefins products that we produce.

In the HDPE and LLDPE markets, we compete with the following producers in Brazil: Politeno, with an annual production capacity of 210,000 tons at a plant with a swing line capable of producing LLDPE and HDPE; Ipiranga Petroquímica S.A., with an annual production capacity of 150,000 tons at a plant with a swing line capable of producing LLDPE and HDPE and an additional 400,000 tons of HDPE at another plant; and Solvay, with an annual capacity of 150,000 tons of HDPE. We have (1) a combined annual production capacity of 500,000 tons at two swing line plants capable of producing LLDPE and HDPE located in the Southern Complex and the Northeastern Complex, respectively, and (2) an additional 130,000 tons of annual production capacity of HDPE at another plant in the Northeastern Complex. We are currently expanding the production capacity of our HDPE plants in the Northeastern Complex by an aggregate amount of 60,000 tons annually through efficiency enhancements. See “—Capital Expenditures.” Rio Polímeros, a Brazilian petrochemical company, has constructed a petrochemical plant in Duque de Caxias, Rio de Janeiro, with an annual production capacity of 540,000 tons of LLDPE and HDPE, which commenced operations on June 23, 2005.

In the Brazilian polypropylene market, we compete with Ipiranga and Polibrasil, which is controlled by Basell Polyolefins Company N.V. and Suzano. In 2004, Ipiranga had annual production capacity of 150,000 tons and Polibrasil had 625,000 tons, compared to our annual production capacity of 650,000 tons.

We do not have any domestic competitors in the Brazilian UHMWP market. Internationally, our primary competitor in this market is Celanese AG, a German chemical company that has approximately 52% of the worldwide production capacity of UHMWP.

Traditionally, we have not faced substantial competition from imports of polyethylene and polypropylene due to tariff rates, transportation costs for imported products and other factors relating primarily to the logistics involved in importing these products. In 2004, imports of polyethylene into Brazil represented 17.0% (15.8% in 2003) of Brazil’s total consumption of polyethylene, and imports of polypropylene into Brazil represented 6.2% (8.9% in 2003) of Brazil’s total consumption of polypropylene. We expect competition from international producers to increase substantially in selected foreign markets in which we intend to attempt to increase our sales of polyolefins products.

Vinyls Unit

We are the leading producer of PVC in Brazil, based on sales volumes in 2004. At December 31, 2004, our PVC production facilities had the largest average annual production capacity in Latin America. Our Vinyls Unit accounted for R$1,858.8 million, or 14.9%, of our net sales revenue of all segments in 2004.

Our Vinyls Unit is the only vertically integrated producer of PVC in Brazil. Our PVC production is integrated through our production of chlorine and other raw materials. Our Vinyls Unit also manufactures caustic soda, which is used by producers of aluminum and paper; EDC; and chlorine, which is used internally to manufacture EDC. In 2004, 68.8% of our Vinyls Unit’s net sales revenue was derived from the sale of PVC products, 18.4% was derived from the sale of caustic soda and 9.5% from the sale of EDC and the remainder from the sale of other products.

In 2004, we had an approximate 57% share of the Brazilian PVC market, based on sales volumes.

Products of Our Vinyls Unit

The following table sets forth a breakdown of the sales volume and net sales revenue of our Vinyls Unit for 2004, 2003 and 2002, by product and by market:

	Years Ended December 31,
	2004				2003				2002
	Quantities Sold	Net Sales Revenue			Quantities Sold	Net Sales Revenue			Quantities Sold	Net Sales Revenue
	(thousands of tons)	(millions of reais)		(%)	(thousands of tons)	(millions of reais)		(%)	(thousands of tons)	(millions of reais)		(%)
Domestic sales:
PVC suspension	372.4	R$	1,116.8	60.1%	323.6	R$	756.5	55.1%	332.5	R$	663.3	59.3%
PVC emulsion	22.0		82.8	4.4	18.8		61.7	4.5	17.6		49.0	4.4
Caustic soda	444.0		342.1	18.4	426.6		290.4	21.2	400.9		227.3	20.3
Other(1)	134.0		61.0	3.3	126.0		59.5	4.3	122.4		47.2	4.2

Total domestic sales	972.4		1,602.6	86.2	895.0		1,168.1	85.2	873.4		986.8	88.2
Total exports	191.0		256.2	13.8	215.6		203.7	14.8	168.9		131.0	11.8

Total vinyl net sales	1,163.3	R$	1,858.8	100%	1,110.6	R$	1,371.8	100%	1,042.3	R$	1,117.8	100%

% of the total net sales revenue of all segments			14.9%					13.7%				15.1%

(1)	Includes chlorine, hydrogen, caustic soda flake and sodium hypochlorite.

PVC

PVC is a versatile polymer, and global production volume of PVC is the second highest among all commercial plastics. We produce suspension and dispersion PVC in various grades, which are sold in various sized bags or in bulk to third generation producers and transported by truck, rail or, in some cases, ship.

Approximately 94% of our PVC production is in the form of suspension PVC. The grades of PVC produced by the suspension production process are the most widely used, including for use in the manufacture of pipes and fittings, laminated products, shoes, sheeting, flooring, cable insulation, electrical conduit, packaging and medical applications. The grades of dispersion PVC are more specialized products and are used in the manufacture of toys, synthetic leather, flooring materials, bottle caps and seals, automobile corrosion prevention treatments and wallpaper coatings.

Our Vinyls Unit also produces EDC, the principal feedstock used in the production of PVC. We used approximately 67.3% of our EDC production in 2004 for further processing into PVC and exported the remainder to Asia.

In 2004, we launched Plastwood, a product made of PVC and wood for finishing ceilings and special patio decks, in partnership with one of our customers in Brazil. We also developed new PVC applications for the Brazilian construction sector, such as prefabricated house and window frame solutions.

Caustic Soda and Chlorine

Our Vinyls Unit also produces caustic soda and chlorine. Caustic soda is a basic commodity chemical that is sold to producers of aluminum, pulp and paper, petrochemicals and other chemicals, soaps and detergents and to waste treatment plants. Caustic soda is also used in the textile industry to make fabrics more absorbent and to improve the strength of dyes, as well as in food processing and electroplating. We sell to third parties almost all of the caustic soda that our Vinyls Unit produces and consume only approximately 6% of our caustic soda production.

Chlorine is a basic chemical commodity that is used in a large variety of industries, including applications in water treatment and chemical and pharmaceutical production. We consume approximately 85% of our chlorine production in our production of EDC and sell most of our remaining chlorine to a company located in the Northeastern Complex that is connected to one of our plants via a specialized pipeline.

Production Facilities of Our Vinyls Unit

We own five vinyls production facilities. Two of our facilities are located in the Northeastern Complex, and two others are located in the State of Alagoas. Our fifth facility is located in the City of São Paulo.

The following table sets forth the name and location, primary products, annual production capacity at December 31, 2004, and annual production for the years presented for each of our vinyls plants.

Location (Complex)	Primary Products	Annual Production Capacity	Production Year Ended December 31,
			2004	2003	2002
		(in tons)	(in tons)
Camaçari (Northeastern)	PVC	246,000	206,978	181,780	200,056
Camaçari (Northeastern)	Caustic Soda	73,000	76,517	72,458	68,964
	Chlorine	64,000	66,644	63,857	61,206
Maceió (Alagoas)	Caustic Soda	460,000	416,100	386,967	370,629
	Chlorine	400,000	381,464	360,677	342,747
	EDC	520,000	495,827	475,024	443,955
Marechal Deodoro (Alagoas)	PVC	204,000	189,810	193,150	180,870
Vila Prudente (São Paulo)	PVC	25,000	24,830	21,897	20,654

Raw Materials of Our Vinyls Unit

Ethylene

The most significant direct cost associated with the production of PVC and EDC is the cost of ethylene, which accounted for 67.9% of our variable cost of PVC sales in 2004, as compared to 61.3% in 2003 and 59.5% in 2002, and 81.5% of our EDC sales in 2004, as compared to 75.4% in 2003 and 77.1% in 2002. Our Basic Petrochemical Unit supplies all of the ethylene required by our Vinyls Unit. Ethylene is delivered to our Alagoas plant via a 477 kilometer pipeline that we own, and to our PVC plant in the Northeastern Complex via a separate pipeline. Because the cost of storing and transporting ethylene is substantial and there is inadequate infrastructure in Brazil to permit the importation of large quantities of ethylene, our Vinyls Unit is highly dependent on ethylene that is supplied by our Basic Petrochemicals Unit. For a description of the pricing of ethylene purchased by our Vinyls Unit from our Basic Petrochemicals Unit, see “—Basic Petrochemicals Unit—Sales and Marketing of Our Basic Petrochemicals Unit.” Our São Paulo plant receives vinylchloride monomer (a raw material used in manufacturing PVC) by ship from our plant in the Northeastern Complex.

Electric Power

Electric power is a significant cost component in our production of chlorine and caustic soda. In 2004, electric power accounted for 70.9% of our Vinyls Unit’s cost of caustic soda sales, as compared to 69.0% in 2003 and 45.0% in 2002, and 18.6% of our Vinyls Unit’s cost of sales, as compared to 22.4% in 2003 and 18.8% in 2002.

Our Vinyls Unit obtains its electric power requirements from various generators under power purchase agreements. Our caustic soda plants and PVC plants at Camaçari and Alagoas purchase electric power from CPFL Comercializacão Brasil S.A. and CHESF. The CHESF contracts are long-term requirements contracts that expire in 2010. Our São Paulo PVC plant obtains its electric power from Eletropaulo Metropolitana-Eletricidade de São Paulo S.A., or Eletropaulo. The power purchase agreement with Eletropaulo is a renewable contract with automatic rolling one-year extensions. The price terms of these contracts are based upon tariffs regulated by the Brazilian National Electrical Energy Agency (Agência Nacional de Energia Elétrica).

Salt

We used approximately 747,000 tons of salt during 2004 in our production of chlorine and caustic soda. Salt accounted for 4.4% of our variable costs of caustic soda sales in 2004, compared to 3.4% in 2003 and 2002, and 1.0% of our Vinyls Unit’s total cost of sales, compared to 1.1% in 2003 and 2002. We have exclusive salt exploration rights at a salt mine located near our Alagoas plant. We estimate that the salt reserves of this mine are sufficient to allow us to produce chlorine at expected rates of production for approximately 40 to 50 years. We enjoy significant cost advantages when compared to certain of our competitors due to low extraction costs of rock salt (particularly compared to sea salt), low transportation costs due to the proximity of the salt mine to our production facility and the higher purity of rock salt as compared to sea salt.

Other Utilities

All of our Vinyls Unit’s facilities in the Northeastern Complex are supplied with other required basic utilities, including steam, purified and demineralized water, compressed air and nitrogen, by our Basic Petrochemicals Unit. Most basic utilities are supplied to our Alagoas PVC plant by Companhia Alagoas Industrial, which is owned by the companies operating in the Alagoas complex, including our company. Our chlorine and caustic soda plants in Alagoas and our PVC plant in São Paulo supply their own utilities requirements.

Technology of Our Vinyls Unit

We have entered into several non-exclusive agreements with a number of leading petrochemical companies to use technology for our Vinyls Unit. We have been granted the right to use vinylchloride monomer manufacturing technology from Oxyvinyls Company and PVC technology from Mitsubishi Chemical Corporation. We also have chlorine manufacturing technology agreements with Denora (used in Bahia), Eltech (used in Alagoas) and EVC (used to produce ethylene dichloride in Alagoas). In addition, we own 25 patents and six trademarks in Brazil related to our PVC business.

We do not pay any continuing royalties under any of these license agreements, but we paid an initial fee under these agreements. If any of these arrangements were terminated or no longer available to us, we believe that we would be able to replace the relevant technology with comparable or better technology from other sources.

Our plant in the Northeastern Complex uses mercury cell technology to produce chlorine, which technology can no longer be used in new petrochemical production facilities under Brazilian legislation due in part to environmental concerns regarding mercury emissions resulting from this manufacturing process. The Brazilian government may require us to shift to newer diaphragm technology, which we use in our Alagoas plant, or membrane technology. We have not shifted to these newer technologies yet, in part because the return from the capital expenditures associated with this shift would not be as high as those from other potential investments that we may undertake.

Pilot Plant and Research Center

Our Vinyls Unit maintains a pilot plant for PVC research and development in the State of Bahia and a research center in the State of São Paulo. This center currently employs six application engineers, four chemical engineers and seven technicians specialized in plastics. At this center and in our pilot plant, we produce new

PVC resins, develop and improve PVC production technology, render support services to our customers, train our customers’ personnel and develop new applications for PVC in Brazil, including vertical blinds, coatings for industrial PVC pipes and resins used in automotive parts and in the manufacture of doors, windows and other building components. In 2004, our research and development center developed Plastwood and new PVC applications for the Brazilian construction sector.

Sales and Marketing of Our Vinyls Unit

Net sales to our 10 largest Vinyls Unit customers accounted for approximately 50.4% of our Vinyls Unit’s total net sales revenue during 2004. One customer accounted for approximately 14.6% of our Vinyls Unit’s total sales revenue during 2004. No customer accounted for more than 12% of the total net sales revenue of our Vinyls Unit during 2003 or 2002. One customer accounted for 69.2% of our total external EDC sales in 2004, compared to 73.0% in 2003 and 89.6% in 2002, and our largest caustic soda customer accounted for 11.6% of total caustic soda sales in 2004, compared to 13.4% in 2003 and 5.2% in 2002.

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

Domestic Sales

In 2004, our Vinyls Unit had domestic net sales revenue of R$1,602.6 million, which accounted for 86.2% of our Vinyls Unit net sales revenue. In 2004, 74.8% of domestic net sales revenue was attributable to sales of PVC, 21.3% was attributable to sales of caustic soda and 3.8% was attributable to sales of other products.

We make most of our domestic sales of PVC and caustic soda directly to customers without the use of third party distributors. However, our Vinyls Unit maintains contractual relationships with three distribution centers located in Paulínia and Itapevi, both in the State of São Paulo, and Joinville in the State of Santa Catarina that provide logistical support. In addition, we operate three warehouse facilities for PVC and six terminal tank facilities for caustic soda strategically located along the Brazilian coast to enable us to deliver our products to our customers on a “just-in-time” basis. Our Vinyls Unit develops its business through close collaboration with its customers, working together to improve existing products as well as to develop new applications for PVC. Our marketing and technical assistance groups also advise customers and potential customers that are considering the installation of manufacturing equipment for PVC end products.

Export Sales

In 2004, our Vinyls Unit had export net sales revenue of R$256.2 million, which accounted for 13.8% of our Vinyls Unit’s total net sales revenue. Our export sales of PVC and EDC vary from year to year, influenced principally by domestic market demand and product availability.

The following table sets forth export sales and export volumes of our Vinyls Unit for the years indicated.

	Year Ended December 31,
	2004	2003	2002
Net export sales revenue (in millions of reais)	256.2	203.7	131.0
As % of total net sales revenue of Vinyls Unit	13.8	14.8	11.7
Export volumes (thousands of tons)	191.0	215.6	168.9
As % of total sales volume of Vinyls Unit	16.4	19.4	16.2

We have an ongoing obligation to export PVC and EDC under a supply agreement with Sojitz , which exports accounted for 52.2% of our total export sales PVC and EDC during 2004, compared to 64.9% during 2003 and 78.5% during 2002. Under this supply agreement, we have agreed to supply, and Sojitz has agreed to purchase, minimum annual volumes of 6,000 tons of PVC during this agreement’s term, and minimum annual volumes of EDC, which decline over time from 100,000 to 80,000 tons. The export receivables generated under this supply agreement are collateral for an export prepayment facility that we have entered into. Any PVC, EDC or caustic soda that is made available by our Vinyls Unit for export is sold in the spot market at the best available prices.

We use a variety of methods to distribute our exports, depending generally on the total size of the export market, including direct sales, independent distributors, negotiations conducted through trading companies and sales on the spot market.

We exported 7.8% of our PVC sales volume in 2004. Our export sales of PVC are focused principally on the Mercosul and Southeast Asian markets and to a lesser extent on Africa.

Prices and Sales Terms

We determine the domestic prices for our PVC resins with reference principally to the prices paid by third generation producers in Brazil for imports of PVC plus additional service charges. Our export price for PVC is generally equal to the international market price but also takes transportation costs into account. Delivery time, quality and technical service also affect the levels of sales of PVC resins. We establish our domestic price for caustic soda based on international market prices and prices charged by our three domestic competitors, taking into account any import duties and freight costs. Approximately 70% of our caustic soda sales are effected pursuant to agreements that are generally for one- to three-year terms and may include floor and ceiling prices. As with PVC, our export prices for EDC are generally determined according to international market prices but also take import duties and freight costs into account.

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

Our customers in Brazil may pay in full on delivery or elect credit terms that require payment in full within seven to 90 days following delivery. We charge interest based on prevailing market rates to our customers in Brazil that elect longer payment options. Sales terms for exports generally require payment between 90 and 120 days following delivery. We usually require irrevocable letters of credit for export sales made on the spot market.

Competition

PVC

We and Solvay are the only two producers of PVC in Brazil. Solvay’s total Brazilian installed annual production capacity is 251,000 tons, compared to our annual production capacity of 475,000 tons. Solvay has announced that it will expand its annual PVC production capacity by 35,000 tons commencing in the second half of 2005. Solvay’s two production facilities are located in São Paulo and, therefore, are closer than our facilities to the primary PVC market in Brazil. However, we believe that our vertical production capabilities, our modern PVC suspension plants, our strong relationship with our customers and our technical assistance programs enable us to compete effectively with Solvay.

We also compete with importers of PVC. Approximately 14% of Brazil’s total PVC consumption in 2004 was imported, compared to approximately 13% in 2003 and approximately 20% in 2002. Domestically produced PVC is currently competitively priced with imported PVC after taking into account transportation costs and import duties. Solvay, which has an additional plant in Argentina, is also our principal competitor in the PVC market both in Brazil and elsewhere in South America.

In addition, we compete with other producers of thermoplastics that manufacture the same line of vinyls products or products that are substitutes for our vinyls product line. Thermoplastics principally consist of polyethylene and polypropylene and are used in certain applications as substitutes for PVC. Wood, glass and metals also are used in some cases as substitutes for PVC.

Other Products

The four largest Brazilian producers of caustic soda account for approximately 92% of Brazilian production. Our company and Dow Chemical operate in this market throughout Brazil, while the other domestic producers of caustic soda generally operate on a local or regional basis. In 2004, approximately 31% of Brazil’s total caustic soda consumption was imported, compared to approximately 34% in 2003 and approximately 30% in 2002. We do not believe that imports of caustic soda will increase substantially because of the high cost of transporting caustic soda, which is usually sold in suspension form. In the caustic soda market, we compete mainly on the basis of price and timeliness of delivery.

Our principal competitors in the caustic soda market elsewhere in South America are Dow Chemical, Solvay and producers located on the U.S. Gulf Coast.

Business Development Unit

Our Business Development Unit accounted for R$620.8 million, or 5.0%, of the net sales revenue of all segments in 2004. Our Business Development Unit produces PET resin, DMT, caprolactam, cyclohexane, cyclohexanone and ammonium sulfate. Our Business Development Unit also manages certain of our minority equity investments, principally our investments in Petroflex and CETREL S.A.—Empresa de Proteção Ambiental, or Cetrel, and manages certain of our ventures in the energy and environmental areas. In 2004, 42.6% of our Business Development Unit’s net sales revenue was derived from the sale of PET products and 42.0% was derived from the sale of caprolactam.

In 2004, we estimate that we had an approximate 20% share of the Brazilian PET market, based on sales volumes. PET is used in manufacturing packaging for soft drinks, medications, cleaning products, mineral water and food products, and caprolactam is used in manufacturing Nylon-6 textile thread. We also produce DMT for use in PET production, ammonium sulfate for use as a fertilizer, and cyclohexane and cyclohexanone, both for use in paint solvents, pesticides, natural resins, oils and rubber. Our Business Development Unit conducts its manufacturing operations in two plants located in the Northeastern Complex.

Products of Our Business Development Unit

The following table sets forth a breakdown of the sales volume and net sales revenue of our Business Development Unit by product and by market for the years indicated.

	Year Ended December 31,
	2004				2003				2002
	Quantities sold	Net Sales Revenue			Quantities sold	Net Sales Revenue			Quantities Sold	Net Sales Revenue
	(thousands of tons)	(millions of reais)		(%)	(thousands of tons)	(millions of reais)		(%)	(thousands of tons)	(millions of reais)		(%)
Domestic sales:
PET	66.2	R$	238.5	38.4%	55.1	R$	168.3	37.0%	59.8	R$	152.5	52.4%
Caprolactam	42.9		229.9	37.0	42.5		180.1	39.6	15.1		56.0	19.3
Ammonium sulfate	92.4		41.4	6.7	96.9		29.7	6.5	41.0		8.7	3.0
Others	15.6		54.2	8.7	15.0		42.9	9.4	16.8		53.5	18.4

Total domestic sales	217.1		564.1	90.8	209.5		421.0	92.5	132.7		270.7	93.1
Total exports	14.3		56.8	9.2	9.1		34.3	7.5	5.2		20.1	6.9

Total net sales	231.4	R$	620.8	100%	218.6	R$	455.3	100%	137.9	R$	290.8	100%

% of total net sales revenue of all segments			5.0%					4.6%				3.9%

Caprolactam is a raw material that forms the basis for the production of Nylon-6 fibers, engineering resins and film, and is a structural material in the motor and electronics industry. PET is one of the most widely used polymers in industry today and is used to make most plastic bottles, containers and textile fibers.

Production Facilities of Our Business Development Unit

Our Business Development Unit operates two plants at the Northeastern Complex. At December 31, 2004, our Business Development Unit plants had a total annual production capacity of 78,000 tons of PET and 62,000 tons of caprolactam.

The table below sets forth the location, primary products, annual production capacity at December 31, 2004, and annual production for the years presented for each of our Business Development Unit plants.

Location (Complex)	Primary Products	Annual Production Capacity	Production Year Ended December 31,
			2004	2003	2002
		(in tons)	(in tons)
Camaçari (Northeastern)	PET	78,000	72,194	56,288	59,031
	DMT	80,000	76,985	63,369	76,899
Camaçari (Northeastern)	Caprolactam	62,000	50,483	48,850	19,699
	Cyclohexane	72,000	66,292	63,712	24,403
	Cyclehexanone	55,000	48,282	47,813	18,637
	Ammonium sulfate	114,000	92,617	97,157	37,723

Raw Materials of Our Business Development Unit

The most significant direct cost associated with the production of caprolactam is the cost of benzene, which accounted for approximately 33% of our Business Development Unit’s variable caprolactam production costs in 2004. All of the benzene that we use in producing caprolactam is supplied by our Basic Petrochemicals Unit.

The most significant direct cost associated with our production of PET is the cost of para-xylene, which accounted for approximately 42% of our Business Development Unit’s variable PET production costs in 2004, as compared to 46% in 2003 and 47% in 2002. All of the para-xylene that we use in producing PET is supplied by our Basic Petrochemicals Unit.

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

We do not pay any continuing royalties under any of these license agreements, but we paid an initial fee under these license agreements. If any of these arrangements were terminated or no longer available to us, we believe that we would be able to replace the relevant technology with comparable or better technology from other sources.

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

Our Business Development Unit sells its products to a highly concentrated customer base. Seven customers accounted for approximately 68% of our total PET sales during the year ended December 31, 2004. Our Business Development Unit’s caprolactam customer base is even more concentrated, as one customer accounted for approximately 65% of our total caprolactam sales during the year ended December 31, 2004.

Competition

Monomeros Colombo Venezolanos S.A., or Monomeros, is the only manufacturer, other than our company, of caprolactam in South America, with an annual production capacity of 30,000 tons. Monomeros supplied approximately 4,000 tons of caprolactam in 2004, or approximately 8% of the caprolactam sold in Brazil (approximately 49,000 tons in 2004).

The textile industry consumed the most caprolactam in Brazil during 2004 (approximately 23,000 tons). However, consumption of caprolactam in Brazil in 2004 grew fastest in the engineering plastics and plastic films segments of the petrochemical industry, which consumed an aggregate amount of approximately 16,000 tons of caprolactam in 2004. The industrial wire industry consumed the remaining caprolactam in Brazil in 2004.

There are three other producers of PET in Brazil: Rhodia-ster S.A., or Rhodia-ster (a subsidiary of Mossi & Ghisolfi Group); Vicunha Têxtil S.A., or Vicunha Têxtil; and Ledervin Indústria e Comércio Ltda., or Ledervin. In 2004, Rhodia-ster, Vicunha Têxtil and Ledervin had annual production capacities of 290,000 tons, 24,000 tons and 9,000 tons, respectively, as compared to our annual production capacity of 70,000 tons. In addition, M&G Finanziaria Industriale S.p.A. has announced that it will build a PET plant in Ipojuca, Pernambuco, with an annual production capacity of 450,000 tons of PET, which is expected to commence operations in late 2006. We also compete with importers of PET. Approximately 32% of Brazil’s total PET consumption in 2004 was imported as compared to approximately 37% in 2003 and 35% in 2002. Although international producers of PET have greater economies of scale than our company, we are able to compete with these producers due to the high transportation costs and import duties applicable to PET imports. Our PET production is aimed principally at the bottled water segment of the PET market, and we believe that our quality products will continue to remain competitive in the Brazilian PET market.

Petroflex

Our Business Development Unit also manages certain of our minority equity investments, including our investment in Petroflex.

At December 31, 2004, we owned 20.1% of the total and voting share capital of Petroflex, a producer of synthetic rubber. We account for our interest in Petroflex in our Brazilian GAAP financial statements using the equity method. Petroflex is the leading producer of synthetic rubber in Latin America and produces approximately 360,000 tons of more than 70 types of elastomers per year. Petroflex operates three plants in Brazil located in Duque de Caxias, Rio de Janeiro; Cabo, Pernambuco; and Triunfo, Rio Grande do Sul. Petroflex sells its products to customers in approximately 70 countries throughout the world. Petroflex purchases butadiene from us from which it produces styrene-butadiene, polybutadiene, liquid hidroxylated polybutadiene and other elastomers.

Petroflex was formed in 1976 with Petroquisa as its majority shareholder. In 1992, as part of the Brazilian government’s efforts to privatize the Brazilian petrochemical industry, Petroquisa auctioned a portion of its equity interest in Petroflex to private investors. At December 31, 2004, we and Suzano Química Ltda. each owned 20.1% of the voting and total share capital of Petroflex, Resitec Indústria Química Ltda. owned 13.0% of Petroflex’s voting share capital and Unipar—União de Indústrias Petroquímicas S.A. owned 10.1% of Petroflex’s voting share capital.

The main customers of Petroflex are manufacturers of tires, shoes, adhesives and sealants. The major raw materials used in Petroflex’s production process are butadiene and styrene. Petroflex purchases part of its raw materials requirements from our company. Due to high naphtha prices in 2004, the price of butadiene increased by 8.4% in the international market and the price of styrene increased by 8.0%. However, the recovery of synthetic rubber prices in reais, due to increases in international market prices, allowed Petroflex to pass on these increased costs to its customers.

In 2004, Petroflex’s net income was R$98.3 million, compared to net income of R$60.5 million in 2003 and R$29.7 million in 2002, as adjusted to conform to our accounting policies.

Jointly Controlled Companies

Copesul

At December 31, 2004, we owned 29.5% of the voting and total share capital of Copesul, the cracker based in the Southern Complex. We account for our interest in Copesul in our Brazilian GAAP financial statements using the proportional consolidation method.

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

Copesul’s annual ethylene production capacity is 1,135,000 tons, the equivalent of approximately 39% of Brazilian total production capacity for this raw material, and its annual propylene production capacity is

581,000 tons. In 2004, Copesul produced 1,119.0 thousand tons of ethylene and 590.0 thousand tons of propylene. Actual production of Copesul’s plants, like the plants in our Basic Petrochemicals Unit, may exceed their stated annual production capacity.

Copesul was formed in 1976 with Petroquisa as its majority shareholder and commenced operations in 1982. In May 1992, as part of the Brazilian government’s efforts to privatize the Brazilian petrochemical industry, Petroquisa auctioned a portion of its interest in Copesul to private investors. At December 31, 2004, a consortium, including the Odebrecht Group and Ipiranga and its affiliates, owned 58.9% of the total share capital of Copesul. Petroquisa continued to own 15.6% of the total share capital of Copesul.

The main customers of Copesul are the second generation petrochemical producers located in the Southern Complex, including our company. Copesul has long-term supply contracts with its major customers, including our Polyolefins Unit.

In 2004, Copesul’s net income on a consolidated basis was R$558.4 million, compared to net income of R$149.9 million in 2003 and a net loss of R$32.1 million in 2002, as adjusted for the effects of unrealized tax incentives to conform to our accounting policies. Copesul’s net sales revenue on a consolidated basis was R$5,374.1 million in 2004, R$4,177.9 million in 2003 and R$2,932.8 million in 2002, as adjusted to conform to our accounting policies.

Politeno

At December 31, 2004, we owned 34.0% of the Politeno’s total share capital, including 35.0% of its voting share capital. Politeno is a second generation petrochemical producer operating in the Northeastern Complex. We account for our interest in Politeno in our Brazilian GAAP financial statements using the proportional consolidation method.

Politeno produces polyethylene grades that are widely used in the flexible and rigid packaging industries. Politeno produces LDPE, medium density polyethylene, HDPE, LLDPE, linear medium density polyethylene, ethyl vinyl acetate copolymer and other special resins.

The production facility of Politeno is comprised of two industrial plants, a LDPE facility and an linear polyethylene facility. The LDPE facility produces LDPE and ethyl vinyl acetate copolymer, with an annual production capacity of 150,000 tons. The linear polyethylene facility produces LLDPE and HDPE and has an annual production capacity of 210,000 tons.

The principal raw materials used in Politeno’s production processes are ethylene and propylene, which are primarily supplied by our Basic Petrochemicals Unit. Politeno also uses butadiene, benzene and toluene.

Politeno’s principal customers are third generation petrochemical producers.

In 2004, Politeno’s net income was R$96.5 million, compared to net income of R$67.2 million in 2003 and R$45.6 million in 2002, as adjusted for the effects of revaluation of property, plant and equipment to conform to our accounting policies. Politeno’s net sales revenue was R$1,119.4 million in 2004, R$943.9 million in 2003 and R$733.6 million in 2002, as adjusted to conform to our accounting policies.

Environmental Regulation

We are subject to Brazilian federal, state and local laws and regulations governing the discharge of effluents and emissions into the environment and the handling and disposal of industrial waste and otherwise relating to the protection of the environment.

Under federal and state environmental laws and regulations, we are required to obtain operating permits for our manufacturing facilities. State authorities in the State of Bahia issued operating permits for our plants in the

Northeastern Complex in 2000, which permits must be renewed in 2005 and every five years thereafter. Our environmental operating permit obligates us to engage in systematic measures for the treatment of wastewater and hazardous solid waste. State authorities in the State of Rio Grande do Sul, where our Southern Complex plants are located, regulate our operations by prescribing specific environmental standards in our operating permits, which must be renewed annually. State authorities in the States of Alagoas and São Paulo have issued permits for our plants in those respective complexes, which must be renewed every four years. If any of our environmental licenses and permits lapse or are not renewed or if we fail to obtain any required environmental licenses and permits, we may be subject to fines ranging from R$50.0 to R$50.0 million, and the Brazilian government may partially or totally suspend our activities and impose civil and criminal sanctions on our company or both. All our environmental licenses and permits are in full force and effect.

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

The Brazilian government enacted an Environmental Crimes Law in 1998 that imposes criminal penalties on corporations and individuals causing environmental damage. Corporations found to be polluting can be fined up to R$50.0 million, have their operations suspended, be prohibited from government contracting, be required to repair damage that they cause and lose certain tax benefits and incentives. Executive officers, directors and other individuals may be imprisoned for up to five years for environmental violations.

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

Our consolidated annual expenditures on environmental control were R$58.1 million during 2004, R$51.7 million during 2003 and R$40.1 million during 2002. We contract our jointly controlled company Cetrel, our subsidiary Companhia Alagoas Industrial—Cinal and third parties to dispose of our industrial wastewater and solid hazardous waste. These companies treat our industrial waste immediately after this waste is generated and dispose of our solid waste in landfills. Our consolidated environmental expenses relate to our continuous control and monitoring policies, and we do not have any material future environmental liabilities related to our ongoing operations. Accordingly, we have not established a provision for environmental contingencies. However, our environmental compliance costs are likely to increase as a result of the projected increase in our production capacity, as well as due to the cost of compliance with future environmental regulations.

Our environmental compliance in 2004 included the following results:

•	no significant environmental accidents in 2004; and

•	no fines were levied on any of our plants by state environmental authorities during 2004.

In September 2002, we created a Health, Safety and Environment Committee, composed of leaders of each of our business units and other members of our management. This committee supports and monitors our environmental, health and safety efforts. In February 2003, our board of directors approved a comprehensive health, safety and environment policy, as we recognize that sustainable development and ethical practices are essential to our continued growth and performance. As part of this policy, we are committed to:

•	expanding our relationship with the communities in which we operate;

•	continually improving the health, safety and environmental aspects of our processes, products and services by promoting innovation and complying with evolving health, safety and environmental standards;

•	implementing preventative measures to promote (1) the health and quality of life of people in the communities in which we operate, and (2) the safety of our workers, third parties and others involved or affected by our processes; and

•	the efficient use of natural resources.

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

Our safety record ranks above the average of companies in the Brazilian chemical industry. The following table illustrates our progress in terms of our safety record and compares our safety record to the average for the Brazilian chemical industry:

	Year Ended December 31,
Safety Indicator	2004	2003	2002	2003(1)
	Braskem			Brazilian Chemical Industry Average
Index of Accident Frequency (accidents/200,000 man-hours)	0.4	0.6	1.1	2.6
Index of Severity (lost and deducted days/200,000 man-hours)	11.0	5.0	17.0	39.4

(1)	Brazilian petrochemical industry average of the members of Brazilian Association of Chemical Industry and Derivative Products for 2003, as reported by the Brazilian Association of Chemical Industry and Derivative Products.

Our safety record in 2004 included the following results:

•	a 21% reduction in our rate of personal accidents of all types, compared to 2003;

•	eight of our 13 units had no accidents causing injuries requiring a worker to be absent from work during 2004; and

•	our total cost resulting from accidents was approximately 16% lower in 2004 than in 2003.

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

These certifications take into account both the quality of our products and the quality of our operating procedures. We have obtained ISO 14001 certifications for all 13 of our plants in respect of our environmental management systems.

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
			(in hectares(1))
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

We believe that all of our production facilities are in good operating condition. At December 31, 2004, the consolidated net book value of our property, plant and equipment was R$5,397.2 million. Without giving effect to the proportional consolidation of our jointly controlled companies, the net book value of our property, plant and equipment was R$4,967.9 million.

Certain of our properties located in the Northeastern Complex (including our DMT and PET plants and all of the equipment located in these plants) and two of our polyolefins plants in the Southern Complex are mortgaged or pledged to secure certain of our financial transactions.

Insurance

We carry insurance for our plants against material damages and consequent business interruption through “all risks” policies with a total replacement value of US$4.2 billion. Our insurance coverage is underwritten in the Brazilian insurance market by large Brazilian insurance companies. Approximately 89% of our insurance coverage is reinsured in the London insurance market. Our existing “all risks” policies are in force until November 30, 2005 and are renewed annually.

The material damages insurance provides insurance coverage for losses due to material damages like fire and machinery breakdown. This coverage has a maximum indemnification limit of US$1.9 billion (combined material damages and business interruption coverage) and has deductibles of up to US$5.0 million depending on the plant. The business interruption coverage provides insurance for interruptions resulting from shutdowns due to any material damage covered by the policy. This coverage is calculated to insure against losses up to US$681.0 million due to shutdowns extending beyond 60 days. The losses are covered until the plant and production are re-established, with maximum indemnity periods ranging from 12 to 24 months.

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

Favorable non-binding opinions recommending the unconditional approval of our acquisition of Nova Camaçari and the subsequent steps in our reorganization, including our mergers with OPP Produtos, 52114 Participações, Nitrocarbono and Trikem, were issued by the SEAE in July 2002 and the SDE in May 2003. In November 2003, the attorney general of CADE issued an opinion recommending further analysis of the impact of the transactions in the polyethylene and polypropylene markets in Mercosul, even though the SDE conducted its analysis of the impact of the transactions on these two products in the narrower Brazilian market and issued a favorable opinion. In February and June 2004, the Brazilian federal prosecutor issued opinions recommending approval of these transactions without restrictions. CADE is still reviewing these transactions and may disagree with those opinions and may impose conditions on our company. However, due to conflicts of interest that disqualify two of the seven members of CADE from participating in the consideration of our corporate reorganization process and a vacancy at CADE in respect of which President Lula has not yet made an appointment, CADE does not currently have the necessary quorum (five members) to approve our corporate reorganization. In addition, we filed a petition with CADE in September 2004 requesting the automatic approval of our corporate reorganization as the 60-day period within which CADE is legally required to render a final decision had expired. The attorney general of CADE filed a response in opposition to our petition. CADE will adjudicate the merits of our petition, which remains pending. If CADE rejects our petition and renders a final decision in respect of our corporate reorganization, any adverse decision by CADE in respect of our corporate reorganization could result in a material adverse effect on our results of operations, financial condition and prospects.

ITEM 5. OPERATING AND FINANCIAL REVIEW AND PROSPECTS

The following discussion of our financial condition and results of operations should be read in conjunction with our audited consolidated and combined financial statements at December 31, 2004 and 2003 and for the three years ended December 31, 2004 included in this annual report, as well as with the information presented under “Item 3. Key Information—Selected Financial Information.”

The following discussion contains forward-looking statements that involve risks and uncertainties. Our actual results may differ materially from those discussed in the forward-looking statements as a result of various factors, including those set forth in “Cautionary Statement with respect to Forward-Looking Statements,” those set forth in “Item 3. Key Information—Risk Factors” and the matters set forth in this annual report generally.

The discussion and analysis of our financial condition and results of operations has been organized to present the following:

•	a brief overview of our company and the principal factors that influence our results of operations, financial condition and liquidity;

•	a review of our financial presentation and accounting policies, including our critical accounting policies;

•	a discussion of the principal factors that influence our results of operations;

•	a discussion of our results of operations for the years ended December 31, 2004, 2003 and 2002;

•	a discussion of developments since the end of 2004 that may materially affect our results of operations, financial condition and liquidity;

•	a discussion of our liquidity and capital resources, including our working capital at December 31, 2004, our cash flows for the years ended December 31, 2004, 2003 and 2002, and our material short-term and long-term indebtedness at December 31, 2004;

•	a discussion of our off-balance sheet arrangements;

•	a discussion of our capital expenditures and our contractual commitments; and

•	a qualitative and quantitative discussion of market risks that we face.

Overview

We are the leading petrochemical company in Latin America, based on average annual production capacity. We are also one of the three largest Brazilian-owned private sector industrial companies, based on net sales revenue. We recorded net income of R$690.9 million in 2004 on net sales revenue of R$12,192.0 million. We produce a diversified portfolio of petrochemical products and have a strategic focus on polyethylene, polypropylene and PVC. We have integrated first and second generation petrochemical production facilities, with 13 plants in Brazil.

Our results of operations have been influenced and will continue to be influenced by a variety of factors, including:

•	our substantial increase in production capacity and product offerings through our mergers with OPP Produtos and 52114 Participações and internal growth, and our ability to realize additional cost savings through the integration into our company of the companies that we have acquired during the past few years;

•	the growth rate of Brazilian GDP, which affects the demand for our products and, consequently, our domestic sales volume;

•	the international market price of naphtha, our principal raw material, which significantly affects the cost of producing our products;

•	the expansion of global production capacity for the products that we sell and the growth rate of the global economy;

•	the exchange rate of the Brazilian real against the U.S. dollar;

•	the level of our outstanding indebtedness and the interest rates we pay on this indebtedness, which affects our net financial expenses;

•	the results of operations of those companies in which we have minority equity interests, such as Copesul and Politeno, a portion of which are consolidated into our results of operations as required by Brazilian GAAP;

•	the tax policies adopted by, and resulting tax obligations to, the Brazilian government and the governments of the Brazilian states in which we operate; and

•	our implementation of our corporate and operational excellence program, named “Braskem +”, which we anticipate will result in substantial operational improvements and the realization of annual recurring cost reductions over the next few years.

Our financial condition and liquidity is influenced by a variety of factors, including:

•	our ability to generate cash flows from our operations;

•	prevailing Brazilian and international interest rates and movements in exchange rates, which affect our debt service requirements;

•	our ability to continue to be able to borrow funds from Brazilian and international financial institutions and to sell our debt securities in the Brazilian and international securities markets, which is influenced by a number of factors discussed below;

•	our ability to extend the average maturity of our loans and debt securities as we refinance our existing indebtedness; and

•	our capital expenditure requirements, which consist primarily of maintenance of our operating facilities, expansion of our production capacity and research and development activities.

Financial Presentation and Accounting Policies

Presentation of Financial Statements

We have prepared our consolidated and combined financial statements at December 31, 2004 and 2003 and for the three years ended December 31, 2004 in accordance with Brazilian GAAP, which differs in significant respects from U.S. GAAP. See note 29 to our audited consolidated and combined financial statements included elsewhere in this annual report for an explanation of these differences. The financial information contained in this annual report is in accordance with Brazilian GAAP, except as otherwise noted.

Since July 25, 2001, our company has grown substantially through acquisitions and mergers, principally the acquisition of Nova Camaçari Participações S.A., or Nova Camaçari, and our mergers with OPP Produtos and 52114 Participações. See “Item 4. Information on Our Company—History and Development of Our Company.” Prior to our mergers with OPP Produtos and 52114 Participações, Odebrecht, a member of the Odebrecht Group, owned all of the voting share capital of OPP Produtos, and Pronor, a member of the Mariani Group, owned all of the voting share capital of 52114 Participações.

We accounted for our merger with 52114 Participações at the date of the merger. However, as a result of the common control exercised by the Odebrecht Group over our company and OPP Produtos prior to the merger of OPP Produtos, we accounted for the merger of OPP Produtos as if this acquisition had occurred on July 25, 2001, the date we acquired Nova Camaçari and the date on which such common control commenced. As a result our consolidated statement of operations and cash flow accounts for the year ended December 31, 2002 reflect the operations and cash flows of Nova Camaçari and OPP Produtos and their subsidiaries for that year and the operations and cash flows of 52114 Participações and its subsidiaries for the period beginning on August 16, 2002.

Our consolidated and combined financial statements have been prepared in accordance with Brazilian Securities Commission Instruction No. 247/96, as amended by Brazilian Securities Commission Instruction Nos. 269/97, 285/98 and 319/99, which we refer to collectively as Instruction 247. Instruction 247 requires our company to proportionally consolidate jointly controlled companies that are not our subsidiaries, principally Copesul and Politeno.

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

Business Segments and Presentation of Segment Financial Data

In 2002, we implemented an organizational structure that we believe reflects our business activities and corresponds to our principal products and production processes. We report our results by four market segments to reflect this organizational structure:

•	Basic Petrochemicals—This segment includes our production and sale of basic petrochemicals and our supply of utilities to second generation producers, including some producers owned or controlled by our company;

•	Polyolefins—This segment includes our production and sale of polyethylene and polypropylene;

•	Vinyls—This segment includes our production and sale of PVC, caustic soda and chlorine; and

•	Business Development—This segment includes our production and sale of other second generation petrochemical products, such as PET and caprolactam, and our management of some minority equity investments, principally our investments in Petroflex and Cetrel.

In 2004, sales by our Basic Petrochemicals Unit, our Polyolefins Unit, our Vinyls Unit and our Business Development Unit represented 52.1%, 28.0%, 14.9% and 5.0%, respectively, of our net sales revenue of all segments before reflecting the proportional consolidation of our jointly controlled companies.

We report business segment data in our audited consolidated and combined financial statements included elsewhere in this annual report in accordance with Statement of Financial Accounting Standards (SFAS) No. 131, “Disclosures about Segments of an Enterprise and Related Information.” SFAS No. 131 requires that business segment data be presented on the basis of the internal information that is used by management to assess performance and make operating decisions, including decisions regarding the allocation of resources among segments. Because we evaluate and manage business segment performance based on information generated from our statutory accounting records, which are maintained in accordance with Brazilian GAAP, the segment data included in our consolidated and combined financial statements is presented under Brazilian GAAP.

Critical Accounting Policies

The presentation of our financial condition and results of operations in conformity with Brazilian GAAP requires us to make certain judgments and estimates regarding the effects of matters that are inherently uncertain and that impact the carrying value of our assets and liabilities. Actual results could differ from those estimates. In order to provide an understanding about how we form our judgments and estimates about certain future events, including the variables and assumptions underlying the estimates, and the sensitivity of those judgments to different variables and conditions, we have included comments related to the following critical accounting policies under Brazilian GAAP:

•

Revenue Recognition and Provision for Doubtful Accounts. We recognize net sales revenue for our product sales when risk and title to the product are transferred to our customer. Transfer generally occurs at the time when the product is delivered to our customers or their freight carriers. For the year ended December 31, 2002 and prior years, we recognized revenue for product sales when the products were shipped. We record a provision for doubtful accounts in an amount considered sufficient to cover estimated losses on the realization of the receivables, taking into account the Company’s loss experience, and includes amounts in litigation. In order to determine the overall adequacy of the allowance for doubtful accounts, we evaluate the amount and characteristics of our accounts receivable on a quarterly basis.

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

•

Contingencies. We are currently involved in numerous judicial and administrative proceedings, as described under “Item 8. Financial Information—Legal Proceedings” and in notes 9, 17, 18 and 21 to our consolidated and combined financial statements. We record accrued liabilities for contingencies that we deem probable of creating an adverse effect on the result of operations or financial condition. We believe that these contingencies are properly recognized in our financial statements. We are also involved in judicial and administrative proceedings that are aimed at obtaining or defending our legal rights with respect to taxes that we believe to be unconstitutional or otherwise not required to be paid by our company. We believe that these proceedings will ultimately result in tax credits or benefits, which we do not recognize in our financial statements until the contingency has been resolved. When, based on favorable but appealable court decisions, we use tax credits or benefits in dispute to offset current tax obligations, we establish a provision equal to the amount used and maintain the provision until a final decision on those credits or benefits. Our provisions include interest on the tax obligations we have offset with disputed credits or benefits at the interest rate defined in the relevant tax law.

Principal Factors Affecting Our Results of Operations

Nova Camaçari Acquisition and Mergers with OPP Produtos and 52114 Participações

Before July 25, 2001 (the date of our acquisition of Nova Camaçari), our operations consisted principally of the operations of our Basic Petrochemicals Unit.

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

As a result of these mergers, our net sales revenue, gross profit and operating income have increased significantly. Because we and OPP Produtos have been under common control since July 25, 2001 (the date of our acquisition of Nova Camaçari), the results of OPP Química and Trikem have been included in our results of operations and the results of Copesul have been proportionally consolidated in our results since that date.

In 2004, we successfully concluded the integration of the companies acquired on and after July 25, 2001, achieving cost reductions in excess of R$300 million on an annual recurring basis as compared to costs that would have been incurred by our company and the companies that we have acquired, as estimated by our management. These cost reductions have been achieved primarily in the areas of tax, logistics, operations and information technology, and personnel. We cannot assure you that we will continue to realize the full benefit of any identified annual cost savings in upcoming years. To the extent that we fail to do so, for any reason, in any year, our results of operations for that year may be adversely affected.

Growth of Brazil’s Gross Domestic Product and Domestic Demand for Our Products

Sales in Brazil represented 80.9% of our net sales revenue in 2004. As a Brazilian company with substantially all of our operations in Brazil, we are significantly affected by economic conditions in Brazil. Our results of operations and financial condition have been, and will continue to be, affected by the growth rate of GDP in Brazil because our products are used in the manufacture of a wide range of consumer and industrial products.

Because of our significant market share in many of the Brazilian markets in which our petrochemical products are sold, fluctuations in Brazilian demand for polyethylene, polypropylene and PVC affect our production levels and net sales revenue. GDP in Brazil grew at a compound average annual rate of 5.2% from 1994 through 2004. From 1995 through 2004, the consumption volumes in Brazil of polyethylene, polypropylene and PVC increased at compound average annual rates of 7.8%, 9.5% and 4.0%, respectively.

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

In 2004, GDP in Brazil increased by 5.2%, the highest annual growth rate since 1994. In 2004, Brazilian consumption volumes of polyethylene increased by 13.9%, polypropylene increased by 11% and PVC increased by 11.7%, respectively, compared to 2003. The increased consumption volumes of these thermoplastics resulted primarily from the recovery of economic activity in Brazil.

Brazilian GDP growth has fluctuated significantly, and we anticipate that it will likely continue to do so. Our management believes that economic growth in Brazil should positively affect our future net sales revenue and results of operations. However, continued low growth or a recession in Brazil would likely reduce our future net sales revenue and have negative impacts on our results of operations.

Our management believes that there has been a trend in Brazil during the last several years toward the substitution of plastics for more traditional materials, such as steel, aluminum, glass and paper. Our management anticipates that this trend will continue to stimulate the domestic demand for petrochemical products suitable for use in a variety of applications, including construction, industrial processes, agriculture and packaging. However, trends in the substitution of materials depend on many factors beyond our control, and the current beliefs of our management may prove to be incorrect.

Effects of Fluctuations in Naphtha Prices

Fluctuations in the international market price of naphtha have significant effects on our costs of goods sold and the prices that we are able to charge our customers for our first and second generation products.

Effects on Cost of Sales

Naphtha is the principal raw material used by our Basic Petrochemicals Unit and, indirectly, in our other business units. Purchases of naphtha represented 82.4% of the total cost of sales and services rendered of our Basic Petrochemicals Unit in 2004. Naphtha represented 67.7% of our consolidated cost of sales and services rendered in 2004, both directly and indirectly through the cost of basic petrochemicals that we purchased from Copesul.

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

Effects on Prices of Our Products

The price of ethylene that we charge our two largest customers, which represented 89.0% of our ethylene sales to third parties in 2004, is based on a margin sharing system described in “Item 4. Information on Our Company—Basic Petrochemicals Unit—Sales and Marketing of Our Basic Petrochemicals Unit.” These prices reflect both the international market prices for naphtha and the international and domestic prices for second generation products. Prior to 2005, we used a formula similar to the formula still in use for our two largest ethylene customers for all of our ethylene customers, including our other business units. Currently, we determine the prices that we charge our other ethylene customers, including our other business units, by reference to international market prices. In addition, we are negotiating with our two largest ethylene customers to terminate the margin sharing system of ethylene pricing and to institute a market pricing system.

The prices that we charge for propylene are based on our ethylene prices and the ratio of the European contract price for propylene to the European contract price for ethylene. Over the past several years, this ratio has increased. The prices that we charge for butadiene and para-xylene are based on the United States contract price for these products. The prices that we charge for benzene and ortho-xylene are based on the contract prices for these products in the United States and Europe. Because European producers of basic petrochemical products primarily use naphtha as a raw material, changes in the European contract prices are strongly influenced by fluctuations in international market prices for naphtha. As our cost structures are similar to the cost structures of European producers, to the extent that our prices are based on the European contract prices for our products, the prices that we charge for these products are significantly influenced by international market prices for naphtha.

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

Rio Polímeros, a Brazilian petrochemical company, has constructed a petrochemical plant in Brazil that commenced operations on June 23, 2005. The announced annual capacity of this plant is 520,000 tons of ethylene, 75,000 tons of propylene and 540,000 tons of polyethylene, representing an increase of approximately 35% of the current total Brazilian production capacity of polyethylene. In addition, Solvay has announced that it will expand its annual PVC production capacity by 35,000 tons commencing in the second half of 2005. In 2004, Polibrasil commenced operation of polypropylene facility in Mauá, São Paulo with an annual capacity of 300,000 tons. In 2004, we increased our annual production capacity of polypropylene by 100,000 tons and our annual production capacity of para-xylene by 50,000 tons. We are currently undertaking an efficiency enhancement project that we expect will increase our annual production capacity of PVC by 50,000 tons by the end of 2005.

Based on historical growth of Brazilian domestic demand for polyethylene, polypropylene and PVC, we believe that this additional capacity will be absorbed by the domestic market over the next several years. Although there may be a short period of overcapacity in the domestic market for several of our petrochemical products following Rio Polímeros’ commencement of operations, we believe that export opportunities will be available for the sale of these products not sold domestically. We cannot assure you, however, that the additional capacity will be so absorbed by the domestic market or that satisfactory export opportunities will be available for products not sold domestically. In the latter event, the additional capacity may result in pressure on prices for the affected products, which could adversely affect our net sales revenues, gross margins and overall results of operations.

Capacity Utilization

Our operations are capital intensive. Accordingly, to obtain lower unit production costs and maintain adequate operating margins, we seek to maintain a high capacity utilization rate at all of our production facilities.

The table below sets forth capacity utilization rates with respect to the production facilities for some of our principal products for the years ended December 31, 2004, 2003 and 2002.

	Year Ended December 31,
	2004	2003	2002(1)
Ethylene(2)	87%	84%	83%
Polyethylene	91	83	80
Polypropylene(3)	96	95	90
PVC	90	85	86

(1)	Gives effect to our merger with OPP Produtos and 52114 Participações as if they had occurred on January 1, 2002.
(2)	Based on production capacity of 1,280,000 tons in 2004 and 2003 and 1,200,000 tons in 2002.
(3)	Without giving effect to the increase of our annual production capacity of 100,000 tons in July 2004.

The utilization rate of our ethylene production capacity was adversely affected:

•	during 2002 as a result of the shutdown of the Olefins 1 unit of our Basic Petrochemicals Unit for 92 days for scheduled maintenance and inspection and to modernize and upgrade its technology, which also adversely affected the utilization rate of our polyethylene production capacity;

•	during 2003 as a result of an unscheduled shutdown of one of our olefins units for 11 days due to a maintenance problem; and

•	during 2004 as a result of the shutdown of the Olefins 2 unit of our Basic Petrochemicals Unit for 36 days for scheduled maintenance and inspection.

Effect of Export Levels on our Financial Performance

We generally obtain higher prices in Brazil for our products than the prevailing international prices. The difference in prices between the Brazilian and export markets results from:

•	high costs of transporting products to and within Brazil;

•	warehousing, and other logistics costs; and

•	tariffs and duties.

In addition, we are generally able to charge higher prices for our products than the real price of imports because we are able to provide better product customization services to our customers than sellers of imported products.

During periods in which the domestic demand for our products is reduced, we actively pursue export opportunities for our products in order to maintain capacity utilization rates. During periods of increased domestic demand for our products, our export sales volumes may decline as we increase domestic sales of our products.

In 2004, 19.1% of our net sales revenue was derived from export sales of our products as compared with 25.8% of our net sales revenue in 2003. Net sales revenues derived from export sales decreased by 9.3% in 2004, despite increases in export sales volume in our Basic Petrochemicals Unit and our Vinyls Unit.

In 2004, exports to other countries in the Americas accounted for 65.0% of our export sales, with the remainder of our exports sold in Europe, which accounted for 22.0% of our export sales, and the Far East, which accounted for 13.0% of our export sales. Aggregate exports of polyethylene, polypropylene and PVC to Argentina increased by 28% in 2004, reflecting improvements in the Argentine economy.

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

Effects of Fluctuations in Exchange Rates between Real and U.S. Dollar

Our results of operations and financial condition have been, and will continue to be, affected by the rate of depreciation or appreciation of the real against the U.S. dollar because:

•	a substantial portion of our net sales revenue is linked to U.S. dollars;

•	our costs for some of our raw materials, principally naphtha and certain catalysts required in our production processes, are incurred in U.S. dollars or are U.S. dollar-linked;

•	we have operating expenses, and make other expenditures, that are denominated in or linked to U.S. dollars; and

•	we have significant amounts of U.S. dollar-denominated liabilities that require us to make principal and interest payments in U.S. dollars.

Virtually all of our sales are of petrochemical products, which generally trade freely in the international markets at prices expressed in U.S. dollars. We generally attempt to set prices that take into account the international market prices for our petrochemical products and variations in the real/U.S. dollar exchange rate. As a result, although a significant portion of our net sales revenue is in reais, substantially all of our products are sold at prices that are based on international market prices that are quoted in the U.S. dollars.

The price of naphtha, our principal raw material, is linked to the U.S. dollar. Our naphtha purchase contract with Petrobras provides that the prices that we pay to Petrobras for naphtha in any month are established based on the average Amsterdam-Rotterdam-Antwerp market price for naphtha in U.S. dollars during the previous month, converted into reais at the real/U.S. dollar exchange rate in effect on the last day of the previous month. Fluctuations in the real affect the cost of naphtha and other U.S. dollar-linked or imported raw materials.

When the real depreciates against the U.S. dollar, assuming naphtha costs and international market prices of our products remain constant in U.S. dollars, the production cost for our products increases and we generally attempt to increase the prices for our products in reais (to the extent possible in light of then-prevailing market conditions in Brazil), which may result in reduced sales volumes of our products. To the extent that our price increases are not sufficient to cover the increased costs for raw materials, our operating income decreases. Conversely, when the real appreciates against the U.S. dollar, assuming naphtha costs and international market prices of our products remain constant in U.S. dollars, the production cost for our products decreases and we generally decrease the prices for our products in reais, which may result in increased sales volumes of our products. In periods of high volatility in the real/U.S. dollar exchange rate, there is usually a lag between the time that the U.S. dollar appreciates or depreciates and the time that we are able to pass on increased or reduced costs in reais to our customers in Brazil. These pricing mismatches decrease when fluctuations in the real/U.S. dollar exchange rate are less volatile.

Our consolidated U.S. dollar-denominated indebtedness represented 69.6% of our outstanding indebtedness at December 31, 2004, excluding related party debt. As a result, when the real depreciates against the U.S. dollar:

•	the interest costs on our U.S. dollar-denominated indebtedness increases in reais, which negatively affects our results of operations in reais;

•	the amount of our U.S. dollar-denominated indebtedness increase in reais, and our total liabilities and debt service obligations in reais increase; and

•	our financial expenses tend to increase as a result of foreign exchange losses that we must record.

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

Inflation affects our financial performance by increasing some of our operating expenses denominated in reais (and not linked to the U.S. dollar). A significant portion of our costs of sales and services rendered, however, are linked to the U.S. dollar and are not substantially affected by the Brazilian inflation rate. In addition, some of our real-denominated debt is indexed to take into account the effects of inflation. Under this debt, the principal amount generally is adjusted with reference to the General Price Index—Market (Índice Geral de Preços—Mercado), or IGP-M, an inflation index, so that inflation results in increases in our financial expenses and debt service obligations. In addition, a significant portion of our real-denominated debt bears interest at the Long-Term Interest Rate or the CDI rate, which are partially adjusted for inflation.

Effect of Level of Indebtedness and Interest Rates

At December 31, 2004, our total outstanding consolidated indebtedness on a consolidated basis, excluding related party debt, was R$5,999.7 million. The level of our indebtedness results in significant financial expenses that are reflected in our statement of operations. Financial expenses consist of interest expense, exchange variations of U.S. dollar- and other foreign currency-denominated debt, foreign exchange losses or gains, and other items as set forth in notes 15 and 23 to our consolidated and combined financial statements. In 2004, we recorded total financial expenses of R$1,291.0 million, of which R$590.1 million consisted of interest expense and R$426.0 million consisted of foreign exchange gains. By contrast, in 2003, we recorded total financial expenses of R$712.6 million, of which R$543.6 million consisted of interest expense and R$969.4 million consisted of foreign exchange gains. The interest rates that we pay depend on a variety of factors, including prevailing Brazilian and international interest rates and risk assessments of our company, our industry and the Brazilian economy made by potential lenders to our company, potential purchasers of our debt securities and the rating agencies that assess our company and its debt securities.

Standard & Poor’s and Fitch maintain ratings of our company and our debt securities. On November 12, 2004, Fitch upgraded the national rating of our company from “A (bra)” to “A+ (bra),” and on April 28, 2005, Fitch upgraded the national rating of our company to “AA- (bra).” On March 17, 2005, Standard & Poor’s upgraded the local basis rating for our company from “Br A+” to “Br AA-.” On a global basis, Standard & Poor’s maintains a local currency rating of our company of “BB” and a foreign currency rating for our company of “BB-,” while Fitch maintains a local currency rating for our company of “BB+” and a foreign currency rating for our company of “BB-.” We believe that these upgrades of our local basis ratings reflect a significant improvement of the capital structure and liquidity of our company, in addition to our reduced levels of short-term indebtedness, refinancing exposure and net financial expenses. We have not been informed of any proposed actions by either of these rating agencies to further modify their ratings on our company or its indebtedness. Any rating downgradings in the future would likely result in increased interest and other financial expenses relating to borrowings and debt securities and could adversely affect our ability to obtain such financing on satisfactory terms or in amounts required by us.

Our debt obligations with variable interest rates expose our company to market risks from changes in the Long-Term Interest Rate, the CDI rate, IGP-M and LIBOR. To mitigate our exposure to interest rate risk, we have sought from time to time to enter into hedges to mitigate fluctuations in LIBOR.

Results of Operations of Jointly Controlled Companies

We own 29.5% of the voting and total share capital of Copesul. We also own 34.0% of Politeno’s total share capital, including 35.0% of its voting share capital. The operations of Copesul are similar to the operations of our Basic Petrochemicals Unit and the operations of Politeno are similar to the operations of our Polyolefins Unit. Accordingly, the results of operations of these companies are influenced by factors similar to the factors that influence our results of operations. However, these companies have management that is independent from ours and capital structures, including levels of indebtedness and corresponding levels of financing costs, that are different from ours. As a result of the application of Instruction 247 to our consolidated and combined financial statements, we are required to proportionally consolidate the results of jointly controlled companies that are not our subsidiaries, such as Copesul and Politeno. Consequently, our results of operations are subject to fluctuations that depend on the results of these jointly controlled companies.

However, in evaluating our results of operations, cash flows and liquidity, our management relies on financial information that does not include the effects of proportional consolidation, principally because we have limited, if any, control over the operations and policies of the companies whose results we are required to proportionally consolidate with our own. In our discussion of our results of operations and our discussion of our liquidity and capital resources, we have provided supplemental information drawn from our accounting records with respect to our results of operations, working capital, cash flows and indebtedness without giving effect to this proportional consolidation to provide holders of our class A preferred shares and the ADSs with information that our management believes more accurately reflects the results of operations and financial position of our company.

Effect of Taxes on Our Income

We are subject to a variety of generally applicable Brazilian federal and state taxes on our operations and results.

Tax Exemptions

We are generally subject to Brazilian federal income tax at an effective rate of 25%, which is the standard corporate tax rate in Brazil. We have available certain federal tax exemptions based upon federal law that offers tax incentives to companies that locate their manufacturing operations in the Brazilian states of Bahia and Alagoas. These exemptions have been granted for varying lengths of time to each of our manufacturing plant located in these states.

We are exempt from corporate income tax on the profits arising from the sale of PVC manufactured at our PVC plant in Alagoas and PET manufactured at our plant in the Northeastern Complex until December 31, 2008. In addition, we are entitled to pay only 25% of the statutory income tax rate on the profits arising from the sale of:

•	polyethylene manufactured at our polyethylene plants in the Northeastern Complex until December 31, 2011; and

•	basic petrochemical products manufactured in the Northeastern Complex, caustic soda, chlorine and EDC produced at our plants in the Northeastern Complex and Alagoas, and caprolactam manufactured in the Northeastern Complex until December 31, 2012.

Each of our exemptions entitles us to pay only 87.5% of the statutory income tax rate on the profits arising from products manufactured at these plants for a period of one or more years after the dates set forth above.

At the end of each year, if we or any of our affected subsidiaries has taxable profit resulting from the operations described above, the amount of the income tax exemption or reduction is deducted from our tax expense for that year and credited to a capital reserve, which can only be used to increase capital, absorb losses which exceed retained earnings and profits reserves as defined in the Brazilian Corporation Law or redeem or repurchase share capital or participation certificates. We used R$463.2 million of this capital reserve to absorb all of our retained losses in December 2004.

Due to operating losses sustained by us in the past, we had R$205.8 million of deferred tax assets arising from R$823.4 million of tax loss carryforwards available at December 31, 2004. Income tax loss carryforwards available for offset in Brazil do not expire. However, the annual offset is limited to 30% of our adjusted net income. This limit also affects the Social Contribution on Net Income.

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

The Brazilian government has appealed this decision, requesting clarification of the calculation of these tax credits but not challenging their validity. As the appeal does not challenge the validity of IPI tax credits, but only the method of calculating monetary adjustments on those credits and the time period for appealing the decision of the Brazilian Federal Supreme Court has expired, we believe that (1) the decision acknowledging the validity of the IPI tax credits is no longer subject to appeal, and (2) the probability of losing this appeal is remote. Accordingly, we recognized IPI tax credits in an aggregate amount of R$1,030.1 million in December 2002. Of this total tax credit, we used R$265.6 million during the year ended December 31, 2002, R$364.9 million during the year ended December 31, 2003 and the remainder during the year ended December 31, 2004 to offset IPI and other federal tax obligations.

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

The amendments to the tax reform proposal and other items pending before the Brazilian legislature were consolidated in a Project for Constitutional Amendment. We expect that the Project for Constitutional Amendment will be reviewed and submitted to a vote of the House of Representatives in the near future. Upon approval by both houses of the Brazilian legislature, the Project for Constitutional Amendment will be submitted to the President for his review and execution. If enacted, these tax reform measures will be gradually adopted beginning in 2005 and continuing through 2007.

We are unable to predict the effect of these proposed tax reform measures, if approved, on our results of operations. Although some of these measures may result in increases in our tax payments, others are likely to reduce our tax obligations. In addition, as discussed above, we have significant income tax loss carryforwards, tax exemptions and tax credits that should, to a degree, mitigate the effects of the tax reform measures on us. We currently do not anticipate that the tax reform measures will have a material adverse effect on our results of operations in future periods, although we cannot provide holders of our class A preferred shares and the ADSs with any assurances in this regard.

Braskem + Program

We commenced implementation of a corporate and operational excellence program called Braskem + in 2004. The Braskem + program seeks to:

•	improve our operating performance and productivity;

•	reduce our operating and maintenance costs; and

•	position Braskem among the most competitive petrochemical companies in the world.

We anticipate that this program will allow us to create value in all stages of the petrochemical cycle.

In connection with the development of the Braskem + program, we engaged a leading consulting firm to analyze our industrial practices and compare them to benchmarking practices in the global petrochemical sector. Through this analysis, we have identified 218 initiatives designed to further improve, among other things, our capacity utilization, maintenance scheduling and completion, and feedstock procurement and usage. In 2004, we implemented 59 of these initiatives at a total cost of R$23.5 million, resulting in R$90 million in cost savings on a recurring annual basis, as estimated by our management. These cost reductions have been achieved primarily as a result of productivity gains in our Basic Petrochemicals Unit and our Alagoas PVC plant. We cannot assure holders of our class A preferred shares and the ADSs that we will realize the full benefit of the identified annual cost savings in upcoming years. To the extent that we fail to do so, for any reason, in any year, our results of operations for that year may be adversely affected.

Recent Developments

On January 19, 2005, we entered into a pre-export finance facility in an aggregate principal amount of US$45.0 million. The loans under this facility are secured by certain of our exports and bear interest at a rate of three-month LIBOR plus 1.00% per annum, payable quarterly in arrears commencing on April 30, 2005. The principal amount of this facility is payable in 11 equal quarterly installments beginning on July 31, 2005, with a final maturity date of January 31, 2008.

On February 2, 2005, we received a disbursement of R$17.3 million under a secured credit agreement that we entered into on June 30, 2004. For a discussion of the terms of the secured credit agreement, see “—Liquidity and Capital Resources—Indebtedness and Financing Strategy—Long-Term Indebtedness.”

On March 8, 2005, we entered into a credit facility with Financiadora de Estudos e Projetos, or FINEP, a technology funding institution of the Ministery of Science and Technology of Brazil, in an aggregate principal amount of R$84.9 million, to be disbursed in eight quarterly installments, beginning on March 15, 2005, with the final disbursement on March 15, 2007. We borrowed R$9.9 million under this credit facility on April 6, 2005. We are required to use the proceeds disbursed under this credit facility for capital expenditures at the Braskem Center for Innovation and Technology operated by our Polyolefins Unit, the research and development pilot plant of our Vinyls Unit, and the research center of our Vinyls Unit. Under this credit facility, we are required to invest at least R$9.4 million of our own funds in these projects. The loans bear interest at a rate of Long-Term Interest Rate plus 5% per annum, payable quarterly in arrears commencing on June 15, 2005. However, we are entitled to pay interest at only the Long-Term Interest Rate for so long as we are in compliance with the policies of certain affiliates of FINEP. The principal amount under this credit facility will be payable in 61 equal monthly installments beginning on March 15, 2007, with a final maturity date of March 15, 2012. Our obligation to make payments under this credit facility is guaranteed by a surety bond.

On March 24, 2005, we borrowed the Japanese yen equivalent of US$50 million under a syndicated credit agreement dated March 8, 2005. The proceeds of this loan are required to be used for capital expenditures related to the Braskem + program. This loan bears interest at the rate of six-month Tokyo Inter-Bank Offered Rate plus 0.95% per annum, payable semi-annually in arrears. Principal on this loan is payable in 11 equal installments beginning in March 2007 with a final maturity date in March 2012. In connection with this loan, we entered into a swap contract in the total amount of this debt, which effectively changes the interest rate to 101.59% of CDI. The maturities, currency, rates and amounts of the swap contract correspond to the terms of the loan. Ninety-five percent of the commercial risk of this loan and 97.5% of the political risk of this loan are supported by insurance from Nippon Export and Investment Insurance, for which we paid a lump-sum premium in yen.

On April 29, 2005, Odebrecht, Petroquisa, ODBPAR Investimentos S.A., or ODBPAR, and Norquisa entered into an amendment of the Memorandum of Understanding regarding Shareholders Agreement. Under this amendment, Odebrecht, ODBPAR and Norquisa granted to Petroquisa an option to purchase such number of our common shares as may be necessary for Petroquisa to own up to 30% of our voting share capital. Petroquisa may exercise this option in full on a single occasion prior to or on December 31, 2005. If Petroquisa exercises this option, Odebrecht, ODBPAR and Norquisa will cause our company to issue shares to Petroquisa in exchange for the shares of some petrochemical companies, including shares of some petrochemical companies located in the Southern Complex, that Petroquisa holds and that Odebrecht may consider essential to the grant of the Petroquisa option. For additional information regarding this option, see “Item 7. Major Shareholders and Related Party Transactions—Major Shareholders—Shareholders Agreement.”

On June 1, 2005, our subsidiary, Braskem International Limited, issued and sold US$150 million in aggregate principal amount of its 9.375% Notes due 2015. Interest on these notes is payable in June and December of each year, commencing on December 1, 2005, and the notes mature on June 1, 2015. These notes are guaranteed by our company. We intend to use the net proceeds of these notes, together with other funds of Braskem International Limited, to repurchase US$150 million aggregate principal amount of our outstanding 10.625% Notes Due 2007 on July 24, 2005. The principal covenants under these notes are limitations on liens, related party transactions and consolidations, mergers and sales of all or substantially all of our assets. These notes will be mandatorily exchanged on or about August 24, 2005 for notes that are direct senior unsecured obligations of our company and have the same terms as the notes initially issued and sold by Braskem International Limited.

On June 1, 2005, we issued our 13th issue of unsecured non-convertible debentures in a single series of 30,000 debentures, each with a par value of R$10,000. The Brazilian Securities Commission approved the registration of these debentures on June 28, 2005, and we anticipate that we will consummate the sale of these debentures to the public on or about June 30, 2005. We plan to use the proceeds from these debentures to repay our outstanding 9.25% notes due 2005 on October 28, 2005. The principal amount of these debentures is payable in full on June 1, 2010, and these debentures will bear interest at 104.1% of the CDI rate per annum beginning June 1, 2005, payable semi-annually. The principal covenants under these debentures include financial ratios and limitations on indebtedness and dividends.

We are finalizing the negotiation of the terms and conditions of a credit facility with the Brazilian National Bank for Economic and Social Development (Banco Nacional de Desenvolvimento Econômico e Social, or

BNDES). If we enter into this credit facility, BNDES would be committed to disburse loans over a three-year period in an aggregate principal amount of approximately R$384 million. We intend to use the proceeds of this credit facility to finance capital expenditures, and they will be secured by a letter of credit from a financial institution pre-approved by BNDES, which letter of credit we may replace with a first priority mortgage on one of our polyolefins plants located in the Southern Complex, a first priority security interest in the machinery and equipment located in the mortgaged plant and an unconditional guarantee by Odebrecht. On June 22, 2005, our board of directors approved this credit facility. Accordingly, we expect to execute credit agreements with respect to loans in the aggregate principal amount of R$336 million in July 2005. We anticipate that:

•	we would request disbursement of loans in an aggregate principal amount of approximately R$126 million within a month of the execution of these credit agreements;

•	the other principal terms and conditions of this credit facility will be similar to the terms and conditions set forth in the other credit facilities that we have entered into with BNDES, and which are described under “—Liquidity and Capital Resources—Indebtedness and Financing Strategy—Long-Term Indebtedness;” and

•	these loans will have final maturity dates in 2010 and 2011.

We cannot assure you, however, whether we will complete the negotiation of this credit facility or that the actual provisions of the credit agreements will be similar to those of our other credit facilities with BNDES.

On June 17, 2005, we issued and sold US$150 million in aggregate principal amount of 9.75% Perpetual Bonds. Interest on these bonds is payable quarterly in March, June, September and December of each year, commencing on September 17, 2005. The bonds do not have a fixed final maturity date and do not include sinking fund provisions. We may, however, redeem these bonds in whole at 100% of their principal amount plus accrued interest and additional amounts, if any, on any interest payment date on or after June 17, 2010. We intend to use the net proceeds of these bonds for general corporate purposes, including working capital and the repayment of long-term indebtedness. The principal covenants under these bonds are limitations on liens, related party transactions and consolidations, mergers and sales of all or substantially all of our assets.

Results of Operations

The following discussion of our results of operations is based on our consolidated and combined financial statements prepared in accordance with Brazilian GAAP.

The discussion of the results of our business segments is based upon financial information reported for each of the four segments of our business, as detailed in note 29 to our consolidated and combined financial statements included elsewhere in this annual report. There are certain differences between the concepts used by our company in preparing information about segments and the requirements of Brazilian GAAP as applied in the statutory financial statements. The principal differences are:

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

The results of operations of our Business Development segment, which consists of the operations historically conducted by Proppet and Nitrocarbono, only include the results of the operations of Nitrocarbono for the period after August 16, 2002, the date of our merger with 52114 Participações. Therefore, the results of operations of our Business Development segment for 2003 and 2002 are not comparable.

In the following discussion, references to increases or decreases in any year or period are made by comparison with the corresponding prior year or period, except as the context otherwise indicates.

Year Ended December 31, 2004 Compared with Year Ended December 31, 2003

Consolidated Results

The following table sets forth consolidated financial information for the years ended December 31, 2004 and 2003.

	Year Ended December 31,
	2004		2003
	(In millions of reais)
Net sales revenue	R$	12,192.0	R$	10,135.8
Cost of sales and services rendered		(9,078.3)		(8,089.3)

Gross profit		3,113.7		2,046.5
Selling, general and administrative expenses		(650.0)		(471.9)
Investment in associated companies, net(1)		(90.9)		(158.2)
Depreciation and amortization		(359.4)		(193.5)
Financial expenses, net		(1,230.7)		(703.6)
Other operating income		41.6		49.7

Operating income		824.3		569.0
Non-operating expenses, net		(29.9)		(4.8)

Income before income tax and social contribution and minority interest		794.4		564.2
Income tax and social contribution		(78.9)		(122.9)

Income before minority interest		715.5		441.3
Minority interest		(24.6)		(226.2)

Net income for the year	R$	690.9	R$	215.1

(1)	Investment in associated companies, net comprises equity in the results, amortization of goodwill, net, foreign exchange variation, tax incentives, provision for investment losses and other.

Net Sales Revenue

Net sales revenue increased by 20.3% in 2004, primarily as a result of the growth in net sales revenue in each of our segments (as discussed below), particularly the 36.0% growth in net sales revenue of our Basic Petrochemicals segment and the 35.5% growth in net sales revenue of our Vinyls segment. Without giving effect to the proportional consolidation of our jointly controlled companies, our net sales revenue increased by 20.2% in 2004.

Cost of Sales and Services Rendered and Gross Profit

Cost of sales and services rendered increased by 12.2% in 2004, primarily as a result of the 29.6% growth in cost of sales and services rendered of our Basic Petrochemicals segment, as well as the 14.9% growth in cost of sales of our Vinyls segment and the 35.5% growth in the cost of sales of our Business Development segment. The increases in cost of sales and services rendered of each of these segments was primarily related to the higher overall direct and indirect cost of naphtha as a result of higher international market prices of naptha. Without giving effect to the proportional consolidation of our jointly controlled companies, our cost of sales and services rendered increased by 13.1% in 2004.

As a result, gross profit increased by 52.1% in 2004. Without giving effect to the proportional consolidation of our jointly controlled companies, gross profit increased by 48.1% in 2004.

Gross profit as a percentage of net sales revenue, or gross margin, for 2004 was 25.5% compared to 20.2% in 2003. Without giving effect to the proportional consolidation of our jointly controlled companies, gross margin increased to 24.8% for 2004 compared to 20.1% in 2003.

Selling, General and Administrative Expenses

Selling, general and administrative expenses increased by 37.7% in 2004, primarily as a result of:

•	growth in variable expenses associated with our increased sales volume in 2004 with an impact of approximately R$30 million;

•	an increase of R$28.2 million in provision for doubtful accounts in 2004 compared to 2003 as a result of the application of our credit policy to the increased accounts receivable balance;

•	non-recurring gains of approximately R$40 million recorded in 2003 due to the positive effect caused by the reversal of a provision for doubtful accounts recorded in 2002 to meet certain potential credit risks in Argentina;

•	non-recurring expenses of approximately R$33 million recorded in 2004 related to the development of a new information technology platform, in part to prepare to comply with the U.S. Sarbanes-Oxley Act of 2002, and professional fees incurred in connection with our public equity offering; and

•	the effects of inflation on recurring expenses, which amounted to approximately R$46 million.

Selling, general and administrative expenses represented 5.3% of net sales revenue in 2004 compared to 4.7% of net sales revenue in 2003. Without giving effect to the proportional consolidation of our jointly controlled companies, selling, general and administrative expenses increased by 44.6% in 2004, and selling, general and administrative expenses represented 5.3% of net sales revenue in 2004 compared to 4.4% of net sales revenue in 2003.

Investment in Associated Companies, Net

Investment in associated companies, net, decreased by 42.5% in 2004, primarily as a result of a decrease in amortization of goodwill, principally related to Copesul and Politeno, partially offset by reduced tax incentive benefits and by the R$9.6 million foreign exchange loss recorded in 2004 compared to the R$22.4 million foreign exchange gain recorded in 2003. Without giving effect to the proportional consolidation of our jointly controlled companies, investment in associated companies, net, was a gain of R$73.7 million in 2004 compared to an expense of R$119.4 million in 2003.

Depreciation and Amortization

Depreciation and amortization increased by 85.7% in 2004, primarily as a result of:

•	increased depreciation of property, plant and equipment and amortization of deferred charges following the reclassification of goodwill to these lines upon our merger with Trikem in January 2004;

•	the non-recurring effect resulting from the full amortization of deferred expenses related to our 10th and 11th issues of debentures, which were redeemed in full in 2004;

•	the increased amortization of deferred charges as a result of the increase in our deferred charges related to scheduled maintenance stoppages that occurred in 2003 and 2004.

Without giving effect to the proportional consolidation of our jointly controlled companies depreciation and amortization increased by 88.0% in 2004.

Financial Expenses, Net

Financial expenses, net, increased by 74.9% in 2004, primarily as a result of the effects of the real/U.S. dollar exchange rate on our U.S. dollar-denominated and U.S. dollar-indexed assets and liabilities and the increased principal amount of foreign-currency denominated debt in 2004. The 8.9% appreciation of the real against the U.S. dollar in 2004 resulted in:

•	financial income of R$426.0 million related to the exchange rate effect on our U.S. dollar-denominated and U.S. dollar-indexed liabilities; and

•	financial expense of R$335.9 million related to the exchange rate effect on our U.S. dollar-denominated assets.

As a result of the 22.3% appreciation of the real against the U.S. dollar in 2003, we recorded:

•	financial income of R$969.4 million related to the exchange rate effect on our monetary liabilities; and

•	financial expense of R$211.1 million related to the exchange rate effect on our monetary assets.

Without giving effect to the proportional consolidation of our jointly controlled companies, financial expenses, net increased by 79.8% in 2004.

Other Operating Income, Net

Other operating income, net decreased by 16.3% in 2004, primarily as a result of:

•	a decline in insurance recoveries recorded in 2004 to R$1.6 million from R$11.6 million in 2003;

•	a decrease in recovery of taxes and compulsory deposits to R$15.3 million in 2004 from R$22.8 million in 2003; and

•	a decrease in sales of sundry materials to R$11.3 million in 2004 from R$16.9 million in 2003.

These effects were partially offset by the positive effect of our no longer recording taxes on intercompany sales to OPP Química and Nitrocarbono following the mergers of these companies with us in 2004, which taxes amounted to R$24.2 million in 2003. Without giving effect to the proportional consolidation of our jointly controlled companies, other operating income, net decreased by 31.3%.

Operating Income

Operating income increased by 44.9% in 2004. Operating income represented 6.8% of net sales revenue in 2004 compared to 5.6% of net sales revenue in 2003. Without giving effect to the proportional consolidation of our jointly controlled companies, operating income increased by 37.0% in 2004 and represented 6.6% of net sales revenue in 2004 compared to 5.8% of net sales revenue in 2003.

Non-Operating Expenses, Net

Non-operating expenses, net increased to R$29.9 million in 2004 compared to R$4.8 million in 2003. This increase resulted primarily from a reversal of a loss on investment of R$26.9 million in 2003. Without giving effect to the proportional consolidation of our jointly controlled companies, non-operating expenses increased to R$29.2 million in 2004 compared to R$4.6 million in 2003.

Income Tax and Social Contribution

Income tax and social contribution decreased by 35.8% in 2004. This decrease resulted primarily from the increase in deferred income tax of R$20.4 million in 2003 to R$138.4 million in 2004. Without giving effect to the proportional consolidation of our jointly controlled companies, income tax and social contribution was a benefit of R$10.5 million compared to an expense of R$91.8 million.

Minority Interest

Minority interest decreased by 89.1% in 2004, primarily as a result of elimination of the minority interest in Trikem as a result of our merger with Trikem in January 2004. Without giving effect to the proportional consolidation of our jointly controlled companies, minority interest also decreased by 89.1% in 2004.

Net Income

We recorded net income of R$690.9 million, or 5.7% of net sales revenue, in 2004 compared to net income of R$215.1 million, or 2.1% of net sales revenue, in 2003.

Business Segment Results

The following table sets forth consolidated financial information for our business segments for the years ended December 31, 2004 and 2003.

	Year Ended December 31,
	2004		2003
	Consolidated (in millions of reais, except percentages)
Basic Petrochemicals
Net sales revenue	R$	6,480.0	R$	4,765.3
Cost of sales		(5,330.1)		(4,111.5)
Gross profit		1,149.9		653.8
Operating income(1)		955.7		499.9
Gross margin (%)		17.7%		13.7%
Operating margin (%)		14.7%		10.5%

Polyolefins
Net sales revenue	R$	3,489.4	R$	3,386.8
Cost of sales		(2,523.0)		(2,719.7)
Gross profit		966.4		667.1
Operating income(1)		767.7		529.5
Gross margin (%)		27.7%		19.7%
Operating margin (%)		22.0%		15.6%

Vinyls
Net sales revenue	R$	1,858.8	R$	1,371.8
Cost of sales		(1,157.1)		(1,007.0)
Gross profit		701.7		364.8
Operating income(1)		635.9		313.7
Gross margin (%)		37.8%		26.6%
Operating margin (%)		34.2%		22.9%

Business Development
Net sales revenue	R$	620.8	R$	455.3
Cost of sales		(564.9)		(416.8)
Gross profit		55.9		38.5
Operating income(1)		32.9		28.8
Gross margin (%)		9.0%		8.5%
Operating margin (%)		5.3%		6.3%

(1)	Operating income does not include financial income and expenses.

Basic Petrochemicals

Net Sales Revenue. Net sales revenue of the Basic Petrochemicals segment increased by 36.0% in 2004. Significant factors contributing to this increase were:

•	a R$617.5 million, or 60.9%, increase in sales to our other business units (which sales are eliminated in preparation of our consolidated financial statements);

•	a R$217.3 million, or 119.0%, increase in export sales of benzene;

•	a R$208.9 million, or 22.1%, increase in domestic sales of ethylene to third parties;

•	a R$142.0 million, or 23.8%, increase in domestic sales of propylene to third parties; and

•	a R$131.9 million, or 55.4%, increase in domestic sales of benzene to third parties.

Sales of basic petrochemicals by our Basic Petrochemicals segment to our other segments increased by 65.6% in 2004 to R$1,508.1 million from R$910.7 million in 2003, and sales of utilities by our Basic Petrochemicals segment to our other segments increased by 19.4% in 2004 to R$123.9 million from R$103.8 million in 2003. Sales of utilities to third parties increased by 4.6% in 2004 to R$293.6 million from R$280.7 million in 2003. Net export sales of the Basic Petrochemicals segment increased by 52.9% in 2004 to R$946.1 million from R$618.8 million in 2003.

Export sales volume of benzene increased by 20.3% to 169.5 thousand tons in 2004 from 140.9 thousand tons in 2003, principally due to our strategic decision to increase our exports of benzene to take advantage of the high prices available in the international market. As a result, domestic sales volume of benzene to third parties declined by 2.2% to 154.4 thousand tons in 2004 from 157.9 thousand tons in 2003. Average export prices for benzene increased by 82.2% to R$2,359 per ton in 2004 from R$1,295 per ton in 2003, while average domestic prices for benzene increased by 58.9% to R$2,395 per ton in 2004 from R$1,507 per ton in 2003.

Domestic sales volume of ethylene to third parties increased by 0.5% to 561.8 thousand tons in 2004 from 559.1 thousand tons in 2003. Average domestic prices for ethylene increased by 21.4% to R$2,057 per ton in 2004 from R$1,694 per ton in 2003.

Domestic sales volume of propylene to third parties increased by 4.1% to 415.6 thousand tons in 2004 from 399.2 thousand tons in 2003, principally due to increased demand by other second generation producers of petrochemicals derived from propylene as a result of the economic recovery in Brazil. Average domestic prices for propylene increased by 18.9% to R$1,777 per ton in 2004 from R$1,495 per ton in 2003.

Cost of Sales and Services and Gross Profit. Cost of sales and services of the Basic Petrochemicals segment increased by 29.6% in 2004. This increase was primarily attributable to the increase in the average cost of naphtha to R$1,077.2 per ton in 2004 from R$886.1 per ton in 2003 as well as the increase in sales volume in 2004. Naphtha accounted for 82.4% of the Basic Petrochemicals segment’s cost of sales in 2004 and 84.6% in 2003.

Gross profit of the Basic Petrochemicals segment increased by 75.9% in 2004 and gross margin increased to 17.7% in 2004 compared to 13.7% in 2003.

Operating Income. Operating income of the Basic Petrochemicals segment (which excludes financial income and expense and results from investment in associated companies) increased by 91.2% in 2004, principally as a result of a R$496.1 million increase in gross profit. Operating margin of the Basic Petrochemicals segment in 2004 was 14.7% compared to 10.5% in 2003.

Polyolefins

Net Sales Revenue. Net sales revenue of the Polyolefins segment increased by 3.0% in 2004. This increase was primarily attributable to:

•	a 30.1% increase in domestic sales of polyethylene, led by a 42.9% increase in domestic sales of LLDPE;

•	a 31.0% increase in domestic sales of polypropylene; and

•	a 22.4% increase in export sales of polyethylene.

The effects of these increases were substantially offset by the elimination of certain export transactions that were undertaken in 2003 to support export finance transactions and that were included in export sales of this segment. Net export sales of the Polyolefins segment decreased by 45.0% to R$678.6 million 2004 from R$1,233.7 million in 2003.

Domestic sales volume of polyethylene increased by 11.8% to 498.7 thousand tons in 2004 from 446.1 thousand tons in 2003, principally due to increased sales of flexible packaging for food, particularly frozen meat for export, snacks and cookies, as well as long shelf-life beverages. Average domestic prices for polyethylene increased by 16.2% to R$2,984 per ton in 2004 from R$2,567 per ton in 2003.

Domestic sales volume of polypropylene increased by 11.6% to 418.5 thousand tons in 2004 from 374.9 thousand tons in 2003, principally due to the performance of the automotive and the electrical/electronic industries and agricultural sectors. Average domestic prices for polypropylene increased by 17.3% to R$3,155 per ton in 2004 from R$2,689 per ton in 2003.

Export sales volume of polyethylene decreased by 7.2% to 205.9 thousand tons in 2004 from 221.9 thousand tons in 2003, principally due to our decision to sell a greater volume of polyethylene products domestically in light of increased demand in the domestic market. Average export prices for polyethylene increased by 31.9% to R$2,733 per ton in 2004 from R$2,072 per ton in 2003.

Cost of Sales and Gross Profit. Cost of sales of the Polyolefins segment decreased by 7.2% in 2004 compared to 2003 despite the 5.1% increase in sales volume, primarily as a result of the cessation of purchases related to certain export transactions that were undertaken in 2003 to support export finance transactions. This effect was partially offset by a 22.5% increase in the cost of ethylene and a 13.7% increase in the cost of propylene.

Gross profit of the Polyolefins segment increased by 44.9% in 2004, while gross margin increased to 27.7% in 2004 compared to 19.7% in 2003.

Operating Income. Operating income of the Polyolefins segment (which excludes financial income and expenses and results from investment in associated companies) increased by 45.0% in 2004, primarily as a result of a R$299.3 million increase in gross profit. This effect was partially offset by a R$59.8 million increase in selling, general and administrative expenses as a result of higher sales volumes of polyolefins in the domestic market and an increase in the provision for doubtful accounts of this segment. Operating margin of the Polyolefins segment increased to 22.0% in 2004 compared to 15.6% in 2003.

Vinyls

Net Sales Revenue. Net sales revenue of the Vinyls segment increased by 35.5% in 2004. This increase was primarily attributable to a 46.6% increase in domestic sales of PVC, supplemented by a 61.9% increase in export sales of EDC and a 17.8% increase in domestic sales of caustic soda. Net export sales of this segment increased by 25.8% to R$256.2 million in 2004 from R$203.7 million in 2003.

Domestic sales volume of PVC increased by 15.2% to 394.4 thousand tons in 2004 from 342.4 thousand tons in 2003, principally due to increased sales by the footwear, laminate and wire and cable industries, as well as by the commencement of a recovery of the construction sector. Average domestic prices for PVC increased by 27.3% to R$3,042 per ton in 2004 from R$2,390 per ton in 2003.

Export sales volume of EDC decreased by 1.6% to 157.6 thousand tons in 2004 from 160.1 thousand tons in 2003. Average export prices for EDC increased by 64.4% to R$1,118 per ton in 2004 from R$680 per ton in 2003.

Domestic sales volume of caustic soda increased by 4.1% to 444.0 thousand tons in 2004 from 426.6 thousand tons in 2003, principally due to the increased demand of our clients in the aluminum, paper and cellulose industries. Average domestic prices for caustic soda increased by 13.1% to R$770 per ton in 2004 from R$681 per ton in 2003.

Cost of Sales and Gross Profit. Cost of sales of the Vinyls segment increased by 14.9% in 2004 compared to 2003. This increase was primarily attributable to increases in some of our production costs, principally due to a 17.1% increase in the cost of ethylene, and an increase of 4.7% in the total sales volume of this segment.

Gross profit of the Vinyls segment increased by 92.4% in 2004, while gross margin increased to 37.8% in 2004 from 26.6% in 2003.

Operating Income. Operating income of the Vinyls segment (which excludes financial income and expenses and results from investment in associated companies) increased by 102.7% in 2004, primarily as a result of a R$336.9 million increase in gross profit. This effect was partially offset by a R$25.3 million increase in selling, general and administrative expenses, primarily as a result of the increase of our domestic sales volume of vinyls and an increase in the provision for doubtful accounts of this segment. The operating margin of the Vinyls segment increased to 34.2% in 2004 from 22.9% in 2003.

Business Development

Our Business Development Unit is responsible for managing certain of our minority investments, principally our investments in Petroflex and Cetrel. However, as the results of our investments managed by our Business Development Unit are reported as investments in associated companies, the results of these companies are not included in the following segment discussion.

Net Sales Revenue. Net sales revenue of our Business Development segment increased by 36.3% in 2004. This increase was primarily attributable to a 41.7% increase in domestic sales of PET during 2004, a 27.6% increase in domestic sales of caprolactam during 2004 and an increase in exports of PET to R$26.2 million in 2004 compared to R$3.5 million in 2003. Net export sales of this segment increased to R$56.8 million in 2004 from R$34.4 million in 2003.

Domestic sales volume of PET increased by 20.1% to 66.2 thousand tons in 2004 from 55.1 thousand tons in 2003, primarily as a result of the increase in our PET plant’s annual production capacity from 70,000 tons to 78,000 tons during 2004. Average domestic sales prices of PET increased by 18.0% to R$3,605 per ton in 2004 from R$3,056 per ton in 2003.

Domestic sales volume of caprolactam increased by 1.2% to 43.0 thousand tons in 2004 from 42.5 thousand tons in 2003. Average domestic sales prices of caprolactam increased by 26.2% to R$5,349 per ton in 2004 from R$4,237 per ton in 2003.

Export sales volume of PET was 8.1 thousand tons in the 2004 compared to 1.2 thousand tons in 2003. Average export sales prices of PET increased by 12.0% to R$3,235 per ton in 2004 from R$2,888 per ton in 2003.

Cost of Sales and Gross Profit. Cost of sales of the Business Development segment increased by 35.5% in 2004, primarily reflecting increases in some of our production costs, primarily a 65.7% increase in the cost of benzene, and the effects of a 5.9% increase in sales volume of this segment. Gross profit of the Business Development segment increased by 45.2% in 2004, resulting in a gross margin of 9.0% compared to 8.5% in 2003.

Operating Income. Operating income of the Business Development segment (which excludes financial income and expenses and results from investment in associated companies) increased by 14.2% in 2004, principally as a result of a R$17.4 million increase in gross profit. Operating margin of the Business Development segment decreased to 5.3% in 2004 from 6.3% in 2003.

Year Ended December 31, 2003 Compared with Year Ended December 31, 2002

Consolidated and Combined Results

The following table sets forth consolidated and combined financial information for the two years ended December 31, 2003 and 2002.

	Year Ended December 31,
	2003		2002
	Consolidated		Combined
	(In millions of reais)
Net sales revenue	R$	10,135.8	R$	7,576.6
Cost of sales and services rendered		(8,089.3)		(6,175.5)

Gross profit		2,046.5		1,401.1
Selling, general and administrative expenses		(471.9)		(577.7)
Investment in associated companies, net(1)		(158.2)		(251.7)
Depreciation and amortization		(193.5)		(222.4)
Financial expenses, net		(703.6)		(2,861.9)
Other operating income		49.7		1,132.7

Operating income (loss)		569.0		(1,379.9)
Non-operating expenses, net		(4.8)		(98.0)

Income (loss) before income tax and social contribution and minority interest		564.2		(1,477.9)
Income tax and social contribution		(122.9)		(89.8)

Income (loss) before minority interest		441.3		(1,567.7)
Minority interest		(226.2)		189.0

Net income (loss) for the year	R$	215.1	R$	(1,378.7)

(1)	Investment in associated companies, net comprises equity in the results, amortization of goodwill, net, foreign exchange variation and tax incentives and other.

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

Non-Operating Expenses, Net

Non-operating expenses decreased by 95.1% in 2003. This decrease was primarily as a result of the effects of a reversal in 2002 of the provision for losses in investments in Norcel S.A. and Codeverde—Companhia de Desenvolvimento Rio Verde in the amount of R$37.8 million because we no longer expect to incur losses on these investments, and a reversal of the provision for losses on our Eletrobras compulsory loan in the amount of R$32.9 million. Without giving effect to the proportional consolidation of our jointly controlled companies, non-operating expenses decreased by 93.8% in 2003.

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

Business Segment Results

The following table sets forth consolidated and combined financial information for our business segments for the two years ended December 31, 2003 and 2002.

	Year Ended December 31,
	2003		2002
	Consolidated		Combined
	(in millions of reais, except percentages)
Basic Petrochemicals
Net sales revenue	R$	4,765.3	R$	3,499.1
Cost of sales		(4,111.5)		(3,006.3)
Gross profit		653.8		492.8
Operating income(1)		499.9		409.1
Gross margin (%)		13.7%		14.1%
Operating margin (%)		10.5%		11.7%

Polyolefins
Net sales revenue	R$	3,386.8	R$	2,482.3
Cost of sales		(2,719.7)		(2,062.4)
Gross profit		667.1		419.9
Operating income(1)		529.5		284.7
Gross margin (%)		19.7%		16.9%
Operating margin (%)		15.6%		11.5%

Vinyls
Net sales revenue	R$	1,371.8	R$	1,117.8
Cost of sales		(1,007.0)		(804.7)
Gross profit		364.8		313.1
Operating income(1)		313.7		265.8
Gross margin (%)		26.6%		28.0%
Operating margin (%)		22.9%		23.8%

Business Development
Net sales revenue	R$	455.3	R$	290.8
Cost of sales		(416.8)		(246.1)
Gross profit		38.5		44.7
Operating income(1)		28.8		35.3
Gross margin (%)		8.5%		15.4%
Operating margin (%)		6.3%		12.1%

(1)	Operating income does not include financial income and expenses.

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

For more information about the sales volumes and net sales revenue of our basic petrochemicals products by product lines and markets, see “Item 4. Information on Our Company—Basic Petrochemicals Unit—Products of Our Basic Petrochemicals Unit.”

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

Domestic sales volume of butadiene to third parties increased by 2.0% to 150.3 thousand tons in 2003 from 147.3 thousand tons in 2002, principally due to the recovery of our production of butadiene following the maintenance shutdown of our Olefins 1 unit in 2002. Average domestic prices for butadiene increased by 55.4% to R$1,870 per ton in 2003 from R$1,203 per ton in 2002.

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

Polyolefins

Net Sales Revenue. Net sales revenue of the Polyolefins segment increased by 36.4% in 2003. This increase was primarily attributable to a 32.1% increase in domestic sales of polypropylene, a 60.1% increase in export sales of polyethylene, a 16.0% increase in domestic sales of polyethylene and a 359.8% increase in export sales of polypropylene. Net export sales of the Polyolefins segment increased by 68.5% to R$1,233.7 million in 2003 from R$732.2 million in 2002. For more information about the sales volumes and net sales revenue of our polyolefins products by product line and markets, see “Item 4. Information on Our Company—Polyolefins Unit—Products of Our Polyolefins Unit.”

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

Vinyls

Net Sales Revenue. Net sales revenue of the Vinyls segment increased by 22.7% in 2003. This increase was primarily attributable to an 18.4% increase in this segment’s domestic sales, principally as a result of the increase in the average domestic prices of our vinyls products. Net export sales of this segment increased by 55.5% to R$203.7 million in 2003 from R$131.0 million in 2002. This increase in net export sales was primarily attributable to our increased export sales of PVC and EDC. For more information about the sales volumes and net sales revenue of our vinyls products by product line and markets, see “Item 4. Information on Our Company—Vinyls Unit—Products of Our Vinyls Unit.”

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

Net Sales Revenue. Net sales revenue of our Business Development segment increased by 56.6% in 2003. This increase was primarily attributable to the effects of our merger with 52114 Participações, through which we acquired the caprolactam and other operations of Nitrocarbono in August 2002. Net export sales of this segment, consisting primarily of caprolactam, increased to R$34.3 million in 2003 from R$20.1 million in 2002 due to the effects of our merger with 52114 Participações. For more information about the sales volumes and net sales revenue of our business development products by product line and markets, see “Item 4. Information on Our Company—Business Development Unit—Products of Our Business Development Unit.”

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

Liquidity and Capital Resources

Our principal cash requirements consist of the following:

•	working capital requirements;

•	the servicing of our indebtedness;

•	capital expenditures related to investments in operations, maintenance and expansion of plant facilities; and

•	dividends on our shares, including in the form of interest attributable to shareholders’ equity.

Our principal sources of liquidity have traditionally consisted of the following:

•	cash flows from operating activities;

•	short-term and long-term borrowings; and

•	sales of debt securities in domestic and international capital markets.

During 2004, cash flow generated by operations was used primarily for investing activities, for working capital requirements and to service our outstanding debt obligations. At December 31, 2004, our consolidated cash and cash equivalents and other investments amounted to R$1,773.8 million, including R$77.0 million that has been included in our consolidated and combined financial statements due to the effects of proportional consolidation and to which we do not generally have access because we jointly control our proportionally consolidated companies with third parties. At December 31, 2004, we had working capital of R$797.4 million. Without giving effect to the proportional consolidation of our jointly controlled companies, we had working capital of R$725.8 million at December 31, 2004.

Projected Sources and Uses of Cash

We anticipate that we will be required to spend approximately R$4,816.7 million to meet our short-term contractual obligations and commitments and budgeted capital expenditures in 2005, without giving effect to proportional consolidation. We expect that we will meet these cash requirements through a combination of cash generated from operating activities and cash generated by financing activities, including new debt financings and the refinancing of our existing short-term indebtedness as it becomes due.

We anticipate that we will be required to spend approximately R$7,508.2 million to meet our long-term contractual obligations and commitments and budgeted capital expenditures through 2007, without giving effect to proportional consolidation. We anticipate that we will meet these cash requirements through a combination of: (1) cash generated from operating activities; (2) cash generated by financing activities, including new debt financings and the refinancing of our indebtedness as it becomes due; and (3) dividends received from our subsidiaries and jointly controlled companies.

Cash Flows

Cash Flows from Operating Activities

Net cash provided by operating activities was R$1,949.0 million in 2004, R$580.5 million in 2003, and R$790.0 million in 2002. Without giving effect to the proportional consolidation, net cash provided by operating activities was R$1,662.0 million in 2004, R$431.9 million in 2003, and R$708.6 million in 2002.

The most significant factors in the generation of our consolidated cash flows from operating activities in 2004 were:

•	our net income of R$690.9 million;

•	the R$1,140.3 million increase in our liabilities to suppliers, principally resulting from longer payment terms for imported raw materials; and

•	the R$289.4 million decrease in taxes recoverable as a result of our use of tax credits to offset R$150.9 million of federal taxes due in 2004.

This positive effect on our cash flows from operations was partially offset by the effects of:

•	a R$384.0 million increase in inventories primarily as a result of (1) increased production of certain products at the end of 2004 to maintain capacity utilization rates in order to sustain better operational performance, and (2) increased prices for, and higher volumes of, certain of our principal raw materials;

•	a R$212.3 million decrease in our advances from customers primarily as a result of faster delivery of products to our customers; and

•	a R$209.0 million increase in our trade accounts receivable resulting from increased prices for certain of our principal products due to the realignment of our prices with international market prices during 2004.

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

The significant factors that led to the generation of our consolidated cash flows from operating activities in 2002 included a R$1,482.5 million increase in our balance due to suppliers as a result of our increased reliance on financing of purchases of our primary raw materials in 2002. This positive effect on our cash flows from operations was partially offset by the effects of:

•	a R$809.6 million increase in our trade accounts receivable resulting from increased prices for our products primarily due to the significant devaluation of the real in 2002; and

•	a R$425.3 million increase in our other investments in 2002.

Cash Flows Used in Investing Activities

Investing activities used net cash of R$1,004.8 million during 2004, R$460.4 million in 2003, and R$646.7 million in 2002. Without giving effect to the proportional consolidation of our jointly controlled companies, investing activities used net cash of R$815.9 million during 2004, R$494.8 million in 2003, and R$611.0 million in 2002.

During 2004, our cash investments on a consolidated basis primarily consisted of additions to equipment related to the increase of our annual polypropylene production capacity in the Southern Complex by 100,000 tons, the increase of our annual paraxylene production capacity in the Northeastern Complex by 50,000 tons and capital expenditures that are expected to increase our annual PVC production capacity at our Alagoas PVC plant by 50,000 tons when completed in 2005. In addition, we used R$210.1 million to perform maintenance of our plants during scheduled shutdowns during 2004.

In 2003, our cash investments on a consolidated basis primarily consisted of additions to property, plant and equipment related to upgrading, maintaining and modernizing the Olefins 1 unit of our Basic Petrochemicals Unit during a scheduled shutdown. In 2002, our cash investments on a consolidated basis primarily consisted of additions to property, plant and equipment related to maintaining one of our pyrolysis plants and expanding the production capacity of the Olefins 1 unit of our Basic Petrochemicals Unit during a scheduled shutdown.

Cash Flows from Financing Activities

Financing activities provided net cash of R$119.5 million during 2004 and R$367.8 million in 2003, and used net cash of R$237.2 million in 2002. Without giving effect to the proportional consolidation of our jointly controlled companies, financing activities provided net cash of R$309.5 million during 2004 and R$481.9 million in 2003, and used net cash of R$185.0 million in 2002.

During 2004, we recorded a capital increase of R$1,211.0 million as a result of our sale of 53,820,000 of our class A preferred shares in a global offering, principally conducted in the United States and Brazil. During 2004, our principal sources of long-term borrowed funds consisted of:

•	issuances in an aggregate amount of US$250.0 million under our medium-term note program, R$1,200.0 million under our 11th issue of debentures, and R$300.0 million under our 12th issue of debentures; and

•	loans of US$200.0 million under a syndicated secured export prepayment facility and US$50.0 million under an export prepayment facility.

During 2004, we used cash to repay:

•	R$4,545.5 million of our short-term debt, including (1) the short-term portion of our 11th issue of debentures, (2) our 11.0% notes due 2004 at maturity and the first tranche of an export prepayment credit facility, and (3) the second tranche of an export prepayment credit facility; and

•	R$991.6 million of our long-term debt, including the prepayment of the long-term portion of our 11th issue of debentures.

We also borrowed R$40.2 million on market terms from related parties, principally from Copesul Trading International Inc., to finance our working capital requirements during 2004 and repaid R$109.2 million of borrowings from Copesul Trading International Inc.

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

We paid cash dividends and interest attributable to shareholders’ equity (including withholding taxes paid by our company on behalf of our shareholders in respect thereof) of R$19.1 million for 2002. Between May 20, 2002 and March 31, 2005, we suspended payment of the mandatory dividend distribution because we did not have retained earnings (but rather had an accumulated deficit). As a result, we did not pay cash dividends or interest attributable to shareholders’ equity in 2003 or 2004. In December, 2004, we offset our accumulated deficit against our tax incentive reserve. On March 31, 2005, we declared a distribution of R$204.2 million, including R$170.0 million to be paid in the form of interest attributable to shareholders’ equity and R$34.2 million to be paid in the form of dividends. Payment of dividends is mandatory under our by-laws and also is required under agreements with two of our shareholders and, consequently, may give rise to a significant cash requirement in future periods. After giving effect to the effects of the proportional consolidation of our jointly controlled companies, we recorded dividend payments of R$4.2 million in 2004, R$72.3 million in 2003 and R$32.4 million in 2002 in our combined and consolidated financial statements.

Indebtedness and Financing Strategy

At December 31, 2004, our total outstanding indebtedness on a consolidated basis, excluding related party debt, was R$5,999.7 million, consisting of R$1,780.6 million of short-term indebtedness, including current portion of long-term indebtedness (or 29.7% of our total indebtedness), and R$4,219.1 million of long-term indebtedness (or 70.3% of our total indebtedness). Without giving effect to the proportional consolidation of our jointly controlled companies, at December 31, 2004, our total outstanding indebtedness was R$5,651.5 million, consisting of R$1,522.1 million of short-term indebtedness, including current portion of long-term indebtedness, and R$4,129.4 million of long-term indebtedness.

On a consolidated basis, our real-denominated indebtedness at December 31, 2004 was R$1,821.9 million, and our foreign currency-denominated indebtedness was R$4,177.8 million. Without giving effect to the proportional consolidation of our jointly controlled companies, our real-denominated indebtedness at December 31, 2004 was R$1,552.2 million, and our foreign currency-denominated indebtedness was R$4,099.4 million. At December 31, 2004, our total outstanding indebtedness to related parties on a consolidated basis was R$115.7 million.

Our financing strategy has been to continue to extend the average maturity of our outstanding indebtedness, including by repaying short-term debt through longer-term borrowings and with a portion of the proceeds of our global offering of class A preferred shares, and issuing longer-term debt securities in order to increase our liquidity levels and improve our strategic, financial and operational flexibility. Our financing strategy over the next several years involves using a substantial portion of our consolidated cash flow to pay principal and interest with respect to our outstanding indebtedness thereby further reducing our debt-to-equity ratio and net debt to EBITDA ratio, and reducing the proportion of our debt that is denominated in foreign currencies.

Short-Term Indebtedness

Our consolidated short-term debt, including debentures and current portion of long-term debt, but excluding related party debt, decreased to R$1,780.6 million at December 31, 2004 from R$3,075.5 million at December 31, 2003 primarily as a result of our repayment of a portion of our short-term debt with a portion of the proceeds of our global offering of class A preferred shares. Without giving effect to the proportional consolidation of our jointly controlled companies, our short-term debt decreased to R$1,522.1 million at December 31, 2004, compared to R$2,858.0 million at December 31, 2003.

We maintain short-term finance lines denominated in reais with a number of financial institutions in Brazil. Although we have no committed lines of credit with these financial institutions, we believe that we will continue to be able to obtain sufficient credit to finance our working capital needs based on current market conditions. At December 31, 2004, the consolidated outstanding balance under our working capital lines denominated in reais was R$45.1 million. Without giving effect to the proportional consolidation of our jointly controlled companies, the outstanding balance under our working capital lines denominated in reais was R$28.1 million.

We also obtain advances on certain export contracts from a variety of Brazilian financial institutions. These advances generally have a maturity of less than one year and relatively low interest rates. These advances on export contracts are generally secured by receivables to be generated from future export sales under those contracts. At December 31, 2004, our consolidated outstanding advances on export contracts totaled R$351.9 million (US$132.6 million). See note 15 to our consolidated and combined financial statements included in this annual report. Without giving effect to the proportional consolidation of our jointly controlled companies, at December 31, 2004, our outstanding advances on export contracts totaled R$300.6 million (US$113.2 million).

In addition, we have incurred import financing for raw materials from various domestic and international institutions. These advances have a maturity of less than one year and bear interest at LIBOR plus a spread which varied between 0.53% and 7.65% during the year. These financings are generally evidenced by promissory notes. At December 31, 2004, our consolidated outstanding advances under our import financing arrangements totaled R$471.5 million (US$177.6 million). Without giving effect to the proportional consolidation of our jointly controlled companies, our outstanding advances under our import financing arrangements at December 31, 2004 were R$421.2 million (US$158.7 million).

Long-Term Indebtedness

The following table sets forth selected information with respect to certain of our principal outstanding long-term debt instruments at December 31, 2004.

Instrument	Outstanding Principal Amount at December 31, 2004		Final Maturity	Principal Covenants
Debentures:

12th Issue of Debentures	R$	300.0 million	June 2009	Financial ratios, limitations on liens, dividends, indebtedness, asset sales and investments

Subordinated Convertible Debentures	R$	659.9 million	July 2007	Limitation on liens, indebtedness and investments

Medium-Term Notes:

9.25% Notes due 2005	US$	65.0 million	October 2005	Limitations on liens, dividends, indebtedness, related party transactions, investments, and mergers

12.50% Notes due 2008	US$	275.0 million	November 2008	Limitations on liens, dividends, indebtedness, related party transactions, investments, and mergers

11.75% Notes due 2014	US$	250.0 million	January 2014	Limitations on liens, dividends, indebtedness, related party transactions, asset sales, and mergers
Other Fixed-Rate Notes:

9.0% Notes due 2007	US$	15.7 million	June 2007	Limitations on liens

10.625% Notes due 2007	US$	250.0 million	July 2007	Limitations on liens, dividends, indebtedness, related party transactions, asset sales, and mergers

Bank Credit Facilities:

Bank Loan (construction financing)	US$	11.3 million	December 2007	Limitations on liens and mergers

Secured Credit Agreement (construction financing)	R$	31.5 million	June 2016	Limitation on liens and asset sales

Acquisition Financing:

BNDESPAR Loan (acquisition financing)	R$	167.7 million	August 2006	Limitation on share transfers

Export Finance Facilities:

Customer Export Prepayment	US$	47.0 million	June 2006	Financial ratios, limitations on liens, dividends, indebtedness, investments, mergers and asset sales

Syndicated Secured Export Prepayment Facility (1st and 2nd tranches)	US$	200.0 million	December 2007 (1st tranche) June 2009 (2nd tranche)	Financial ratios, limitations on liens, dividends, investments, indebtedness, asset sales and mergers

Export Prepayment Facility	US$	50.0 million	October 2006	Financial ratios, limitations on indebtedness, asset sales and mergers

Many of our debt instruments require that we comply with financial covenants that we must maintain, the most restrictive of which are as follows:

•	net debt to EBITDA less than or equal to 3.5 to 1.0 at the end of and for each fiscal quarter until maturity; and

•	EBITDA to net financial expenses greater than or equal to 3.5 to 1.0 at the end of and for each fiscal quarter until maturity.

We also are required to maintain a maximum ratio of short-term net debt to EBITDA for a particular fiscal quarter if our net debt to EBITDA ratio is greater than a specified level or our EBITDA to net financial expenses ratio is less than a specified level.

The definitions of EBITDA contained in these instruments vary, and in the instruments containing the most restrictive financial ratios described above, EBITDA is generally defined, for purposes of the net debt to EBITDA ratio and the EBITDA to net financial expenses ratio, as operating income less financial expenses, taxes, depreciation and amortization, plus dividends and interest attributable to shareholders’ equity paid to us by our unconsolidated associated companies. These instruments define EBITDA in a similar manner for purposes of the short-term net debt to EBITDA ratio but exclude the effect of proportional consolidation for purposes of calculating that ratio. For the year ended December 31, 2004, we reported the following financial ratios to certain of our creditors:

•	net debt to EBITDA of 1.5 to 1.0; and

•	EBITDA to net financial expenses of 4.2 to 1.0.

Accordingly, we were in compliance with these financial covenants at December 31, 2004, and we believe that we will be able to comply with these financial covenants for the foreseeable future. In addition, we believe that our compliance with these financial covenants will not adversely affect our ability to implement our financing plans.

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

At December 31, 2004, R$423.7 million of our real-denominated debt and R$198.1 million of our foreign currency-denominated debt (in each case, excluding related party debt) was secured. In order to secure this debt, we have pledged (1) a substantial number of shares owned by our company in subsidiaries and affiliates, including Copesul and Polialden, (2) certain of our property and equipment and (3) certain of our accounts receivable. The security arrangements for our secured debt vary depending on the transaction.

The following discussion briefly describes certain of our significant financing transactions. We have assumed the obligations of predecessor companies, including, among others, OPP Química (and its predecessor OPP Petroquímica) and Trikem, under these financing transactions as a result of mergers referred to under “— Principal Factors Affecting Our Results of Operations—Nova Camaçari Acquisition and Mergers with OPP Produtos and 52114 Participações.”

12th Issue of Debentures. On June 1, 2004, we issued our 12th issue of secured non-convertible debentures in a single series of 3,000 debentures, each with a par value of R$100,000. These debentures are secured by a pledge of one of our long-term customer contracts and a related collection account, which pledge may be replaced or supplemented by a pledge of some of our current and future customer receivables, as well as by certain of our cash and cash equivalents if the value of the original pledge falls below a certain specified minimum level. The principal amount of these debentures is payable in full on June 1, 2009, and these debentures bear interest at the rate of 117% of the CDI rate per annum beginning June 1, 2004, payable semi-annually. We have the right to redeem these debentures at any time on or after June 1, 2007.

Subordinated Convertible Debentures. On May 31, 2002, OPP Produtos issued subordinated convertible debentures. As a result of our merger with OPP Produtos, these debentures became our obligations. The original principal amount of these debentures was R$591.9 million. At December 31, 2004, the outstanding amount of these debentures was R$659.9 million (including interest). Interest and monetary adjustment on these debentures accrues at the Long-Term Interest Rate plus 5.0% per annum and will be accreted until their maturity on July 31, 2007. ODBPAR Investments, as the holder of these debentures, has the option to convert the debentures into shares of our share capital at any time. The initial conversion price of these debentures was R$12.19 per class A preferred share, plus accrued interest. The conversion price increases at a rate equal to the Long-Term Interest Rate less 6.0% per annum from the date of the issuance of these debentures. At May 31, 2005, the conversion price of these debentures was R$13.79 per class A preferred share. Upon conversion, we will issue class A preferred shares up to the legal limit for preferred shares of two-thirds of our total share capital. After this two-thirds limit is reached, we will issue any remaining shares to be converted in the following proportions: one-third in common shares; and two-thirds in class A preferred shares. If ODBPAR Investments had exercised its option to convert these debentures in full on May 31, 2005, ODBPAR Investments would have received 22,236,910 of our common shares and 44,473,820 of our class A preferred shares in exchange for these debentures.

Medium-Term Note Program. On July 16, 2003, we established a medium-term note program permitting us to issue up to US$500.0 million aggregate principal amount of notes with maturities of up to five years from date of issuance. On December 16, 2003, we amended our medium-term note program to increase the maximum aggregate principal amount that we are permitted to issue to US$1,000.0 million and to extend the maximum maturity of the notes issued under the program to ten years from the date of issuance. We have three series of outstanding notes under the program.

On October 28, 2003, we issued and sold US$65.0 million in aggregate principal amount of our 9.25% Notes due 2005 under the medium-term note program. Interest on these notes is payable in April and October of each year, commencing on April 28, 2004, and the notes mature on October 28, 2005.

Between November 5, 2003 and November 26, 2003, we issued and sold US$275.0 million aggregate principal amount of our 12.50% Notes due 2008. Interest on these notes is payable in May and November of each year, commencing on May 5, 2004, and the notes mature on November 5, 2008.

On January 22, 2004, we issued and sold US$250.0 million in aggregate principal amount of our 11.75% Notes due 2014 under the medium-term note program. Interest on these notes is payable on January 22 and July 22 of each year, commencing on July 22, 2004, and the notes mature on January 22, 2014.

Fixed Rate Notes. On June 25, 1997, we issued and sold US$150.0 million aggregate principal amount of our 9.0% Notes due 2007. Interest on these notes is payable semi-annually in arrears in June and December in each year, and these notes mature on June 25, 2007. At December 31, 2004, the outstanding principal balance of these notes was US$15.7 million.

On July 24, 1997, Trikem issued and sold US$250.0 million aggregate principal amount of its 10.625% Notes due 2007. Interest on these notes is payable semi-annually in arrears in January and July in each year, and these notes mature on July 24, 2007. We assumed the obligations of Trikem under these notes as a result of the merger of Trikem with and into our company on January 15, 2004. We have the right to repurchase these notes on July 24 of each year. In addition, the holders of these notes have the option (exercisable up to 60 days after a change of control of our company) to require us to purchase all or part of these notes if the Odebrecht Group ceases to own, directly or indirectly, at least 50.1% of our total voting share capital, unless the Odebrecht Group guarantees our obligations under these notes. We intend to repurchase these notes on July 24, 2005.

Bank Credit Facilities. In January 1998, several financial institutions granted a loan in the amount of US$30.0 million to Proppet to finance construction of its PET plant in Camaçari, Bahia. This loan has since been amended to, among other provisions, reflect the merger of Proppet with and into our company. ODBPAR Investments, Norquisa and Mitsubishi have guaranteed this loan. ODBPAR Investments and Norquisa have also agreed to reimburse Mitsubishi for any payments that it makes in respect of this guarantee if we default on our payment obligations under the loan. To guarantee their reimbursement obligations, Norquisa and ODBPAR Investments have caused our company to grant Mitsubishi a second mortgage on its DMT and PET plants and to pledge the equipment related to its DMT and PET production. The loan amortizes in equal semi-annual installments until its final maturity in December 2007. At December 31, 2004, the outstanding principal balance of this loan was US$11.3 million. The loan bears interest at the rate of LIBOR plus 3.875% per annum, payable semi-annually in arrears in June and December of each year. Ninety-five percent of the principal and interest of this loan is supported by insurance from Nippon Export and Investment Insurance, and we pay annual premiums in yen for this insurance.

On June 30, 2004, we entered into a secured credit agreement in the aggregate amount of R$152.7 million to finance capital expenditures in certain of our plants located in the Northeastern Complex and in Alagoas that we made in the second half of 2004 and plan to make in 2005. The loans under this credit agreement are secured by a first mortgage on our PVC plant located in São Paulo and our chloro-soda plant located in the Northeastern Complex, as well as by a purchase-money security interest in machinery and equipment that we have and will purchase with the proceeds of this loan. Under this credit agreement, we are required to invest up to R$65.4 million of our own funds in accordance with an investment schedule as a condition precedent to disbursements of the loans. As of December 31, 2004, we have invested R$58.6 million on capital expenditures included on this investment schedule, including loans to our company in the aggregate principal amount of R$31.5 million disbursed by the lender. The loans under this credit agreement bear interest at the rate of 14.0% per annum, payable quarterly in arrears from July 30, 2004 through June 30, 2008 and thereafter monthly in arrears through June 30, 2016. The lender under this credit agreement may modify the interest rate annually based on fluctuations in the Long-Term Interest Rate during the preceding year and upon written notice to our company. The principal amount of these loans is payable in 96 equal monthly installments, commencing on July 30, 2008. At December 31, 2004, the outstanding principal amount under this credit agreement R$31.5 million.

Acquisition Financing. In September 2001, BNDESPAR sold 1,000,000,000 class B preferred shares of Conepar to Nova Camaçari for a purchase price of R$163.9 million and, as part of this transaction, BNDESPAR extended a loan to Nova Camaçari in a principal amount equal to the purchase price. This loan bears interest at the Long-Term Interest Rate plus 4.0% per annum, payable annually each August 15, and matures on August 15, 2006. At December 31, 2004, the outstanding principal balance of this loan was R$167.7 million.

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

Export Prepayment Facilities. In December 2002, OPP Química entered into a prepayment advance for products to be exported to a foreign customer in the amount of US$97.2 million. This prepayment advance bears interest at the rate of six-month LIBOR plus 3.75% per annum. This prepayment advance will be paid through partial semi-annual shipments from December 2003 to June 2006. At December 31, 2004, the outstanding principal amount of this prepayment advance was US$47.0 million. Our obligation to deliver export products is guaranteed by a surety bond.

On June 7, 2004, Overseas III Export Ltd., a special purpose company created by QSPV Limited, entered into a US$200.0 million syndicated credit agreement. During June 2004, US$70.0 million was disbursed to Overseas III Export Ltd. and lent by Overseas III Export Ltd. to our company on identical terms and conditions as those contained in the syndicated credit agreement. During August 2004, the remaining US$130.0 million was disbursed to Overseas III Export Ltd. and lent by Overseas III Export Ltd. to our company on the identical terms and conditions as those contained in the syndicated credit agreement. The loan to Overseas III Export Ltd. has been guaranteed by our company and is secured by certain of our exports. The first tranche of this loan in the principal amount of US$145.0 million bears interest at the rate of six-month LIBOR plus 3.5% per annum, payable semi-annually in arrears. Principal on the first tranche is payable in five semi-annual installments beginning in December 2005. The second tranche of this loan in the principal amount of US$55.0 million bears interest at the rate of six-month LIBOR plus 4.5% per annum, payable semi-annually in arrears. Principal on the second tranche is payable in eight semi-annual installments beginning in December 2005.

On July 21, 2004, we entered into an export prepayment facility in an aggregate amount of US$50.0 million. The loan under this facility is secured by certain of our exports and bears interest at a rate of three-month LIBOR plus 3.0% per annum, payable quarterly in arrears commencing on January 21, 2005. The principal amount of this facility is payable in eight equal quarterly installments beginning in January 2005. At December 31, 2004, the outstanding principal amount under this export prepayment facility was US$50.0 million.

BNDES Development Loans. We maintain credit facilities that are granted directly or indirectly by BNDES to fund general capital expenditures associated principally with the expansion of our production capacity, environmental projects and the development of operation control centers, laboratories and waste treatment station, of which R$171.2 million principal amount was outstanding at December 31, 2004. Amounts borrowed from BNDES are secured by a pledge of certain equipment and machinery owned by us. The interest rate on most of the amounts we borrowed from BNDES is based on the Long-Term Interest Rate plus a margin of 2% to 5% per annum. Other amounts borrowed from BNDES bear interest at a government reference rate (the Taxa Referencial), plus a margin of 6.5%, or at a rate based on the UM, a BNDES rate based on a basket of currencies (which rate reflects the daily exchange rate fluctuations in the currencies in which BNDES borrows), plus a margin. The principal and interest on these credit facilities is payable monthly through July 2007.

Related Party Debt. During the second and third quarters of 2003, we, through our subsidiary Lantana Trading Co. Inc., entered into several loan agreements with Copesul International Trading Inc., an affiliate of Copesul, which loans have an aggregate outstanding amount of R$102.9 million at December 31, 2004.

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

On November 13, 2003, the fund commenced the offering of an initial series of quotas to be issued by the fund. On December 15, 2003, the fund issued R$100.0 million in aggregate amount of quotas, and on January 9, 2004, the fund issued another R$100.0 million in aggregate amount of quotas. These quotas will mature on December 15, 2006. The first series of quotas consists of 8,000 quotas, each with a unit value of R$25,000. The quotas began amortizing on June 15, 2004, and the amortization payments include a targeted (but not guaranteed) amount of interest at a rate of 113.5% of the CDI rate based on market conditions. At December 31, 2004, we held R$27.9 million of subordinated quotas.

Under U.S. GAAP, the fund is consolidated on our balance sheet, because we are considered the primary beneficiary of the fund. See note 29(p) to our consolidated and combined financial statements included elsewhere in this annual report. As of January 1, 2005, in accordance with Brazilian Securities Commission Instruction 408/04, we are required to consolidate certain investments and securitization funds. As a result, in financial statements for periods ending after December 31, 2004, we are required to consolidate all assets and liabilities related to the transaction described above on our balance sheet and the related effects on our income statement.

Contractual Commitments

The following table summarizes significant contractual obligations and commitments at December 31, 2004 that have an impact on our liquidity:

	Payments Due by Period
	Less than One Year			One to Three Years		Three to Five Years		More than Five Years		Total
	(In millions of reais)
Loans and financings	R$	1,775.6	(1)	R$	1,566.6	R$	795.4	R$	689.2	R$	4,826.8
Debentures		5.0	(1)		867.9		300.0		—		1,172.9
Interest on loans, financings and debentures(2)		369.0			491.9		85.1		148.4		1,094.4
Purchase obligations(3)		6,606.5			12,723.2		4,906.0		2,190.4		26,426.1
Pension plan contributions(4)		7.8			—		—		—		7.8
Other long-term liabilities		—			195.3		—		—		195.3

Total contractual obligations		8,763.9			15,844.9		6,086.5		3,028.0		33,723.3
Exclusion of proportional consolidation:
Loans and financings		(258.5	)(1)		(87.4)		(2.1)		—		(348.0)
Interest on loans and financings(2)		(5.5)			(3.4)		(0.1)		—		(9.0)
Other long-term liabilities		—			(18.5)		—		—		(18.5)

Total contractual obligations, excluding the effects of proportional consolidation	R$	8,499.9		R$	15,735.6	R$	6,084.3	R$	3,028.0	R$	33,347.8

(1)	Includes interest accrued at December 31, 2004.
(2)	Consists of estimated future payments of interest on our loans, financings and debentures, calculated based on interest rates and foreign exchange rates applicable at December 31, 2004 and assuming that all amortization payments and payments at maturity on our loans, financings and debentures will be made on their scheduled payment dates.
(3)	Consists of purchase commitments for raw material and electric power pursuant to binding obligations which include all significant terms, including fixed or minimum quantities to be purchased; fixed, minimum or variable price provisions; and the approximate timing of the transaction. Based upon the applicable purchase prices at December 31, 2004.
(4)	Consists of future contributions by our company to pensions plans that have been assessed by the Secretaria da Previdencia Complementar (Secretariat for Complementary Pensions). The amounts of our contributions to pension plans relating to each of the plans we sponsor are assessed each year by the Secretariat for Complementary Pensions in accordance with formulas that take into account the number of employees of each operating service and their length of service. Because of these formulas, as well as the number of employees of each of the plans we sponsor and their length of service, be subject to changes from year to year, our company is unable to estimate the amount of its obligations relating to pension plans for periods that have not been assessed.

We are also subject to contingencies with respect to tax, labor, distributors, and other claims and have made provisions for accrued liability for legal proceedings related to certain tax claims of R$1,332.1 million at December 31, 2004. The tax contingencies relate primarily to the COFINS, PIS, IPI, federal income tax and the Social Contribution on Net Income. See “Item 8. Financial Information—Legal Proceedings” and notes 17 and 18 to our consolidated and combined financial statements.

U.S. GAAP Reconciliation

Our net income (loss) in accordance with Brazilian GAAP was R$690.9 million in 2004, R$215.1 million in 2003 and R$(1,378.7) million in 2002. Under U.S. GAAP, we would have reported net income (loss) of R$887.8 million, R$378.1 million in 2003 and R$(1,144.0) million in 2002.

Our shareholders’ equity in accordance with Brazilian GAAP was R$4,187.5 million at December 31, 2004 and R$2,112.6 million at December 31, 2003. Under U.S. GAAP, we would have reported shareholders’ equity of R$2,588.9 million at December 31, 2004 and R$7.8 million at December 31, 2003.

The principal differences between Brazilian GAAP and U.S. GAAP that affected our net income in 2004, 2003 and 2002, as well as shareholders’ equity at December 31, 2004 and 2003, are described in note 29 to our audited consolidated and combined financial statements included elsewhere in this annual report. The major differences relate to the accounting treatment of the following items:

•	supplementary inflation restatement of permanent assets and shareholders’ equity in 1996 and 1997;

•	capitalized interest;

•	deferred charges and other intangible assets;

•	impairment;

•	business combinations;

•	transactions giving rise to distributions to shareholders;

•	guarantees;

•	pension benefits;

•	earnings per share;

•	comprehensive income;

•	deferred taxes;

•	tax incentives;

•	sales shipped but not delivered;

•	consolidation of securitization fund;

•	proportional consolidation of jointly controlled entities;

•	classification of statement of operations and balance sheet items; and

•	segment reporting.

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

Board of Directors of Braskem

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

The following table sets forth certain information with respect to the current members of our board of directors and their alternates:

Name	Member Since	Position Held	Age
Pedro Augusto Ribeiro Novis	August 15, 2001	President of the Board	58
Ruy Lemos Sampaio	April 29, 2003	Alternate	55
Alvaro Fernandes da Cunha Filho	November 6, 1997	Vice President of the Board	56
Marcos Luiz Abreu de Lima	March 31, 2005	Alternate	61
José de Freitas Mascarenhas	August 15, 2001	Board Member	63
Guilherme Simões de Abreu	March 4, 2002	Alternate	53
Luiz Fernando Cirne Lima	August 15, 2001	Board Member	72
Hilberto Mascarenhas Alves da Silva Filho	April 29, 2003	Alternate	49
Newton Sergio de Souza	August 15, 2001	Board Member	52
José Augusto Cardoso Mendes	September 29, 2002	Alternate	44
Alvaro Pereira Novis	August 15, 2001	Board Member	61
Marcos Wilson Spyer Rezende	September 29, 2002	Alternate	57
Francisco Teixeira de Sá	May 24, 2001	Board Member	56
Lucio José Santos Junior	August 15, 2001	Alternate	39
Maria Roma de Freitas	June 21, 2005	Board Member	43
Fernando de Castro Sá(1)	June 21, 2005	Alternate	55
Kuniyuki Terabe	November 30, 2004	Board Member	60
Edmundo José Correia Aires	August 15, 2001	Alternate	47
Patrick Horbach Fairon	November 30, 2004	Board Member	49
Rogério Gonçalves Mattos	September 29, 2002	Alternate	49
Andre Tapajós Cunha	March 31, 2004	Board Member	35
Deusdedite Fagundes de Brito Filho	March 4, 2002	Alternate	57

(1)	Prior to being elected as an alternate director of our company, Mr. Sá served as a director of our company from April 29, 2003 through June 21, 2005.

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

José de Freitas Mascarenhas. Mr. Mascarenhas has been a member of our board of directors as a nominee of Odebrecht since 2001. He has been an executive officer of Odebrecht since September 2001 and serves in various capacities with other companies in the Odebrecht Group. He also has served as vice president of CNI—Confederação Nacional das Indústrias since October 1985 and of the Brazilian Association of Chemical Industry and Derivative Products since May 1993. Mr. Mascarenhas holds a bachelor’s degree in civil engineering from Universidade Federal da Bahia. Mr. Mascarenhas’ business address is Avenida Luiz Viana Filho, 2841, Salvador, BA—CEP 41730-900, Brazil.

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

Newton Sergio de Souza. Mr. Souza has been a member of our board of directors as a nominee of Odebrecht since 2001. He has been the general counsel and an executive officer of Odebrecht since May 1997, and the vice president of the board of directors and an executive officer of Norquisa since April 2003. He also serves in several executive positions in subsidiaries and affiliates of Odebrecht. Mr. Souza served as the president of the board of directors of Companhia de Concessões Rodoviárias—CCR. He was also a visiting lawyer at the law firm Dechert, Price & Rhoads (Philadelphia), a senior lawyer at the law firm Pinheiro Neto Advogados from 1976 through 1982 and a senior counsel of Latin America and Caribbean Division of the World Bank (Washington D.C.) from 1982 through 1987. Mr. Souza holds a law degree from Pontifícia Universidade Católica do Rio de Janeiro and an LL.M. from the University of Pennsylvania.

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

Francisco Teixeira de Sá. Mr. Sá has been a member of our board of directors as a nominee of the Mariani Group since 2001. He has been a member of the board of directors of Norquisa since April 2001 and served as president of the board of directors of Norquisa from April 2001 through April 2003. He is also president of Pronor. Mr. Sá served as engineering and production manager of Dow Química S.A. from 1973 through 1984. He holds a bachelor’s degree in chemical engineering from the Universidade Federal da Bahia. Mr. Sá’s business address is Quadra 3 do SESFI, Cia Sul, Simões Filho, BA – CEP 43780-000, Brazil.

Maria Roma de Freitas. Ms. Freitas was elected to our board of directors as a nominee of Petros on June 21, 2005. She has been the business development manager of Petrobras since 2001 and also served as assistant managing director of new business and finance at Petrobras. Ms. Freitas holds a bachelor’s degree in chemical engineering from the Universidade Federal de Uberlândia, a post-graduate degree in marketing from Escola Superior de Propaganda e Marketing—ESPM and an MBA in finance from IBMEC, Rio de Janeiro. Ms. Freitas’s business address is Avenida República do Chile, 65, Rio de Janeiro, RJ – CEP 20031-912, Brasil.

Kuniyuki Terabe. Mr. Terabe was elected to our board of directors as a nominee of Petroquisa and has been a member of our board of directors since November 30, 2004. Mr. Terabe has been president of Petroquisa since August 2004 and has over 40 years of experience in the petrochemical industry, including in the areas of industrial operations, health, safety and environmental, and research and development. Mr. Terabe holds a bachelor’s degree in mechanical engineering from the Universidade Federal do Paraná. Mr. Terabe’s business address is Av. República do Chile, 65, Rio de Janeiro, RJ – CEP 20031-912, Brazil.

Patrick Horbach Fairon. Mr. Fairon was elected to our board of directors as a nominee of Petroquisa and has been a member of our board of directors since November 30, 2004. Mr. Fairon has been the chief financial officer of Downstream Participações S.A. since October 2000. Mr. Fairon also served as general manager of business development for Petrobras. Mr. Fairon holds a bachelor’s degree in electrical engineering from the Universidade Federal do Rio de Janeiro—UFRJ and an MBA from the Universidade Católica do Rio de Janeiro. Mr. Fairon’s business address is Av. República do Chile, 500, 20 andar, Rio de Janeiro, RJ – CEP 20031-170, Brazil.

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

Alternate Directors

Ruy Lemos Sampaio. Mr. Sampaio has been an alternate member of our board of directors as a nominee of Odebrecht since September 27, 2002. He has been the investment officer of Odebrecht since August 2002. Previously, Mr. Sampaio occupied several executive positions within the Odebrecht Group beginning in 1985. Mr. Sampaio holds a bachelor’s degree of business administration from the Universidade Federal da Bahia and a MBA degree from Michigan State University.

Marcos Luiz Abreu de Lima. Mr. Lima has been an alternate member of our board of directors as a nominee of Odebrecht since March 31, 2005. Mr. Lima has been an executive officer of Construtora Norberto Odebrecht since 1999, chief executive officer of Odebrecht Administradora e Corretora de Seguros Ltda. since 1980 and is a member of the fiscal council of Fundação Odebrecht. Mr. Lima holds bachelor’s degrees in accounting, management and economics from the Universidade Católica de Belo Horizonte and a post-graduate degree in auditing and organization development, in addition to insurance and surety bonds. Mr. Lima’s business address is Av. Luiz Viana Pinto, 2841, 1º andar—Salvador, Bahia, Brazil.

Guilherme Simões de Abreu. Mr. Abreu has been an alternate member of our board of directors as a nominee of Odebrecht since March 4, 2002. He has been the assistant to the president of Odebrecht since 2002 and an officer of Odeprev—Odebrecht Previdência since 1998. Previously, Mr. Abreu occupied several executive positions with Odebrecht beginning in 1986. Mr. Abreu holds a bachelor’s degree in business administration from the Universidade Federal da Bahia.

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

Marcos Wilson Spyer Rezende. Mr. Rezende has been an alternate member of our board of directors as a nominee of Odebrecht since September 29, 2002. He has been the vice president of institutional relations of the Odebrecht Group since 2002. Mr. Rezende served as a journalist in various capacities for newspapers and television stations from 1972 through 2002. Mr. Rezende holds a bachelor’s degree in sociology and politics from the Universidade Federal de Minas Gerais and in social communication from the Faculdade Casper Líbero/PUC São Paulo.

Lucio Jose Santos Junior. Mr. Santos has been an alternate member of our board of directors as a nominee of the Mariani Group since August 15, 2001. He has been the superintendent officer of Pronor since 2001 and a member of the board of directors of Pronor since 2002. Mr. Santos served as chief financial officer of Nitrocarbono from 1996 through 2002. Mr. Santos holds a bachelor’s degree in economics from the Pontifícia Universidade Católica do Rio de Janeiro and a post graduate degree in finance from Ibemec—Instituto Brasileiro de Mercado de Capitais.

Fernando de Castro Sá. Mr. Sá has been an alternate member of our board of directors as a nominee of Petros since June 21, 2005 and prior to that served as a director of our company since April 2003. He is currently the legal manager in the supply division of Petrobras and a partner of the law office De Castro Sá e Pagnano Advogados Associados. Mr. Sá has served as a lawyer with the law firm of Teixeira & Advogados Associados. Mr. Sá holds a bachelor’s degree in sociology from the Universidade Federal do Rio de Janeiro and a post-graduate degree in business law from Fundação Getúlio Vargas. Mr. Sá’s business address is Avenida República do Chile, 65, Rio de Janeiro, RJ – CEP 20031-912, Brazil.

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

Deusdedite Fagundes de Brito Filho. Mr. de Brito has been an alternate member of our board of directors as a nominee of Previ since March 4, 2002. He is a retired employee of Banco do Brasil S.A. and has served as an independent consultant to Banco do Brasil S.A. since 1999. Mr. de Brito holds a bachelor’s degree in business administration from the Universidade Católica de Salvador and MBA degrees from the Pontifícia Universidade Católica do Rio de Janeiro and the Fundação Getúlio Vargas do Rio de Janeiro.

Board of Executive Officers of Braskem

Our board of executive officers is our executive management body. Our executive officers are our legal representatives and are responsible for our internal organization and day-to-day operations and the implementation of the general policies and guidelines established from time to time by our board of directors.

Our by-laws require that the board of executive officers consist of a chief executive officer and between three and nine additional members, each responsible for business areas that our board of directors assigns to them. The members of our board of executive officers, other than our chief executive officer, have no formal titles (other than the title of executive officer or “director”) but have the informal titles set forth in the table below.

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

The following table lists the current members of our board of executive officers:

Name	Year of Appointment	Position Held	Age
José Carlos Grubisich Filho	2002	Chief Executive Officer	48

Paul Elie Altit	2002	Vice President Executive Officer, Chief Financial Officer and Director of Investor Relations	47

Bernardo Afonso de Almeida Gradin	2002	Vice President Executive Officer	39

Luiz de Mendonça	2002	Vice President Executive Officer	42

Mauricio Roberto de Carvalho Ferro	2002	Vice President Executive Officer and General Counsel	39

Roberto Prisco Paraíso Ramos	2002	Vice President Executive Officer	58

Roberto Lopes Pontes Simões	2004	Vice President Executive Officer	48

Summarized below is information regarding the business experience, areas of expertise and principal outside business interests of our current executive officers. The business address of each of our current executive officers is Avenida Nações Unidas, 4777, São Paulo, SP – CEP 05477-000, Brazil.

José Carlos Grubisich Filho. Mr. Grubisich is currently our chief executive officer. He is also currently the president of the board of directors of Copesul. He was the chief executive officer of OPP Química and the president of the board of directors of OPP Química. From 2000 to 2001, Mr. Grubisich served as vice president of Rhodia Fine Organics worldwide and was a member of the executive committee of the Rhône Poulenc Group. Prior to 2000, he served as vice president of Rhodia S.A. (currently known as Rhodia Brasil Ltda., a member of the Rhône Poulenc Group) for Brazil and Latin America. Mr. Grubisich holds a bachelor’s degree in chemical engineering from Escola Superior de Química Oswaldo Cruz and completed an Advanced Management Program at INSEAD—France.

Paul Elie Altit. Mr. Altit is currently one of our vice president executive officers, our chief financial officer and director of investor relations. He is also a member of the board of directors of Copesul, a member of the board of directors of Politeno, a member of the board of directors of Polialden and the investor relations officer of Polialden. Mr. Altit has also served in several executive positions at Construtora Norberto Odebrecht S.A., most recently as the chief financial officer and investor relations officer of Construtora Norberto Odebrecht S.A. from 1993 through 2002. He also served as assistant vice president of Odebrecht S.A. from 1989 to 1992. Mr. Altit holds a bachelor’s degree in engineering from the Universidade Federal do Rio de Janeiro and a post-graduate degree in finance from the Pontifícia Universidade Católica do Rio de Janeiro.

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

Luiz de Mendonça. Mr. Mendonça is currently one of our vice president executive officers and head of our Polyolefins Unit. He is also an executive officer (Superintendent) of Polialden, a member of the board of directors of Polialden and an alternate member of the board of directors of Politeno. Mr. Mendonça also worked for 15 years at Rhodia S.A., where he served as general manager of production, supply and finance and marketing, as an officer in the chemical division (Latin America) and as vice president of Rhodia U.S.A. Mr. Mendonça holds a bachelor’s degree in production engineering from Escola Politécnica da Universidade de São Paulo and an MBA degree from INSEAD—France.

Mauricio Roberto de Carvalho Ferro. Mr. Ferro is currently our vice president executive officer and general counsel, the vice president of the board of directors of Politeno, a member of the board of directors of Polialden, and an alternate member of the board of directors of Petroflex. He served as a lawyer at the law firm of Carlos Eduardo Paladini Cardoso in 1989 and as a lawyer at the law firm of Bulhões Pedreira, Bulhões Carvalho e Advogados Associados from 1991 until 1995. Mr. Ferro holds a law degree from the Pontifícia Universidade Católica do Rio de Janeiro and an LL. M. degree from the University of London and from the London School of Economics.

Roberto Prisco Paraíso Ramos. Mr. Ramos is currently one of our vice president executive officers and head of our Business Development Unit. He is a member of the board of directors of Cetrel and Companhia Alagoas Industrial-Cinal, and the vice president of the board of directors of Petroflex. Mr. Ramos was a member of the board of directors of Trikem and served on the board of directors of several companies in the Odebrecht Group. Mr. Ramos holds a bachelor’s degree in mechanical engineering from the Universidade Federal do Rio de Janeiro, a post-graduate degree in the Program for Management Development from Harvard Business School and a master’s degree in finance from the University of Leicester, England.

Roberto Lopes Pontes Simões. Mr. Simões is currently one of our vice president executive officers and head of our Vinyls Unit. He was the president of IG—Internet Group from 2002 to 2004, where he had served as the chief operational officer since 2000. He also was the president of Opportrans Concessão Metroviária—Metrô Rio from 1999 to 2000 and an executive officer of Odebrecht Engenharia e Construções from 1994 to 1999. Mr. Simões holds a bachelor’s degree in mechanical engineering from the Universidade Federal da Bahia and in maintenance engineering from CEMANT (a program developed by the Universidade Federal da Bahia and Petrobras/Petroquisa).

Fiscal Council

The Brazilian Corporation Law requires us to establish a permanent or non-permanent fiscal council (conselho fiscal). Our by-laws provide for a permanent fiscal council composed of five members and their respective alternate members. The fiscal council is a separate corporate body independent of our management and our external independent registered public accounting firm. Our fiscal council meets at least four times per year and is responsible for reviewing the accuracy and integrity of quarterly and annual financial statements in accordance with accounting, internal control and auditing requirements. Our fiscal council also (1) makes recommendations to our board of directors regarding the appointment, retention and oversight of our independent auditors, which report directly to our fiscal council, and (2) intermediates disagreements between our management and our independent auditors regarding financial reporting. Our fiscal council is implementing procedures for receiving, retaining and addressing complaints regarding accounting, internal control and auditing matters, including the submission of confidential, anonymous complaints from employees regarding questionable accounting or auditing matters. To carry out its duties, our fiscal council may hire independent counsel and other advisors. Our company compensates the independent auditors and any outside advisors hired by our fiscal council and provides funding for ordinary administrative expenses incurred by our fiscal council in the course of its duties.

The members of our fiscal council are elected by our shareholders at the annual general shareholders’ meeting for one-year terms and are eligible for reelection. The terms of the members of our fiscal council expire at the next annual general shareholders’ meeting. Under the Brazilian Corporation Law, the fiscal council may not contain members who are members of our board of directors or our board of executive officers or are employees or spouses or relatives of any member of our management. To be eligible to serve on our fiscal council, a person must be a resident of Brazil and either be a university graduate or have been a company officer or fiscal council member of another Brazilian company for at least three years prior to election to our fiscal council. At least one member of our fiscal council must be a financial expert with experience in finance and knowledge of Brazilian GAAP.

Holders of preferred shares without voting rights and non-controlling common shareholders that together hold at least 10.0% of our voting share capital are each entitled to elect one member and his or her respective alternate to the fiscal council.

The following table lists the current members of our fiscal council and their alternates:

Name	First Year of Appointment
Ismael Campos de Abreu	2003
Anna Cecilia Dutra da Silva (alternate)	2003
Manoel Mota Fonseca	2002
Maria Claudia Freitas Sampaio (alternate)	2002
Walter Murilo Melo de Andrade	2002
Marcelo André Lajchter (alternate)	2002
Tarcísco Luiz Silva Fontenele	2005
João Bosco de Oliveira Santos (alternate)	2005
Marcos Antonio Silva Menezes	2005
Sergio José de Barros (alternate)	2005

The following is a summary of the business experience, areas of expertise and principal outside business interests of the current members of our fiscal council and their alternates.

Members of Fiscal Council

Ismael Campos de Abreu. Mr. Abreu has been a member of our fiscal council as a nominee of Norquisa and Odebrecht since 2003. Mr. Abreu has been the controller of Odebrecht since 1995, and previously served as manager of the tax consulting division of PricewaterhouseCoopers Auditores Independentes from 1978 to 1985, controller of Corrêa Ribeiro S.A. Comércio e Indústria from 1986 to 1988, manager of the consulting area of Arthur Andersen from 1989 to 1991, and a partner of Performance Auditoria e Consultoria from 1992 to 1995. He is currently a member of the fiscal council of Polialden and Petroflex. Mr. Abreu holds a bachelor’s degree in accounting from Fundação Visconde de Cairú, and a post-graduate degree in economic engineering from Centro Interamericano de Desenvolvimento. Mr. Abreu’s business address is Av. Luis Viana Filho, 2841, Salvador, BA – CEP 41730-900, Brazil.

Manoel Mota Fonseca. Mr. Fonseca has been a member of our fiscal council as a nominee of Norquisa and Odebrecht since 2002 and has served as president of our fiscal council since 2003. Mr. Fonseca has been a partner of the law firm Mota Fonseca e Advogados since 1990 and previously served as legal and tax counsel of Coopers & Lybrand, KPMG and PricewaterhouseCoopers Auditores Independentes. Mr. Fonseca holds a law degree from the Universidade de São Paulo, and a post-graduate degree in tax law from Fundação Getúlio Vargas. Mr. Fonseca’s business address is Rua Frederico Simões, 85—Edifício Empresarial Simonsen, Sala 304 – 3° andar, Salvador, BA – CEP 41820-020, Brazil.

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

Tarcísco Luiz Silva Fontenele. Mr. Fontenele has been an alternate member of our fiscal council as a nominee of Norquisa and Odebrecht since 2005. Mr. Fontenele has been general counsel of Fundação Sistel de Seguridade Social since 1986, a member of the fiscal council of Santos Brasil S.A. since 2000 and coordinator of the Center-North Regional Law Commission (Comissão Regional Jurídica Centro-Norte) and of the Brazilian Social Security Association for Privately-Held Companies (ABRAPP—Associação Brasileira das Entidades Fechadas de Previdência Privada) since 1997. Mr. Fontenele holds a bachelor’s degree in law from the Associação de Ensino Unificado do Distrito Federal, with a specialization in civil procedure from ICAT-DF. Mr. Fontenele’s business address is SHIN, QL 14, Conjunto 01, Casa 11, Lago Norte—Brasília, Distrito Federal, Brazil.

Marcos Antonio Silva Menezes. Mr. Menezes was elected a member of our fiscal council in 2005, as a nominee of Petros, Previ and Petroquisa. Mr. Menezes has been the executive accounting manager of Petrobras since 1998 and has also been a member of the fiscal council of: Petros since 1995; the Brazilian Organization of Oil Industry (ONIP—Organização Nacional das Indústras de Petróleo) since 1999; the Brazilian Institute of Oil and Gas (IBP—Instituto Brasileiro de Petróleo e Gás ) since 1998; and the Gas Company of Bahia (BAHIAGÁS—Companhia de Gás da Bahia) since 2003. He has also served as a director of the American Chamber of Commerce (AMCHAM—Câmara Americana de Comércio) since March 2005 and a partner of the Brazilian Institute of Finance Executives (IBEF—Instituto Brasileiro de Executivos de Finanças) since 2003. Mr. Menezes holds a bachelor’ s degree in accounting and business management from Faculdade Moraes Júnior in Rio de Janeiro, and a post-graduate degree in financial administration from FGV/RJ. Mr. Menezes’ business address is Av. República do Chile, 65, Rio de Janeiro, RJ, Brazil.

Alternate Members of Fiscal Council

Anna Cecília M.C. Dutra da Silva. Ms. Silva has been an alternate member of our fiscal council as a nominee of Norquisa and Odebrecht since 2003. Ms. Silva has been an associate at the law firm of Barbosa, Müssnich & Aragão Advogados since 2001 and an alternate member of the fiscal council of Pronor since 2002 and of Polialden and Cimento Tupi S.A. since 2003. She holds a law degree from the Pontifícia Universidade Católica do Rio de Janeiro. Mr. Silva’s business address is Av. Pres. Juscelino Kubitschek, 50 – 4th Floor, São Paulo, SP – CEP 04543-000, Brazil.

Maria Cláudia Freitas Sampaio. Ms. Sampaio has been an alternate member of our fiscal council as a nominee of Norquisa and Odebrecht since 2002. Mrs. Sampaio has been a lawyer at the law firm Mota Fonseca e Advogados since 2001 and a member of the fiscal council of Norquisa since 1991. Previously, she served as an auditor of PricewaterhouseCoopers Auditores Independentes from 1986 to 1991. Ms. Sampaio holds a law degree and a bachelor’s degree in business administration from the Universidade Católica de Salvador. Ms. Sampaio’s business address is Rua Frederico Simões, 85 -Edifício Empresarial, Simonsen Sala 304 – 30 andar, Salvador, BA – CEP 41820-020, Brazil.

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

João Bosco de Oliveira Santos. Mr. Santos has been an alternate member of our fiscal council as a nominee of Norquisa and Odebrecht since 2005. Mr. Santos has been the budget and costs manager of Fundação Sistel de Seguridade Social since 2002 and previously served as a member of the fiscal council of (1) Embraer S.A. in 1997, (2) Tele Sudeste Celular from 1998 until 2000 and (3) Eluma S.A. Indústria e Comércio in 2003. Mr. Santos holds a bachelor’s degree in accounting from the Associação de Ensino Unificado do Distrito Federal and a post-graduate degree in financial management from ICAT-DF. Mr. Santos’s business address is SEPS/EQ. 702/902, Conjunto B, Bloco A, Brasília, Distrito Federal, Brazil.

Sergio José de Barros. Mr. Barros has been an alternate member of our fiscal council as a nominee of Petros, Previ and Petroquisa since 2005. Mr. Barros has been the manager of financial businesses of Petrobrás since 2002, where he also served in various capacities in the finance and accounting areas of Petrobras since 1993. He also served as a supervisor at KPMG—Peat Marwick—Auditores Independentes and at Boucinhas, Campos e Claro Auditores Independentes. Mr. Barros holds bachelor’s degrees in accounting and law, a post- graduate degree in business management from the Universidade Federal do Rio de Janeiro, and an MBA from IBMEC. Mr. Barros’s business address is Av. República do Chile, 65, Rio de Janeiro.

Compensation

Our personnel and organization committee (Comitê de Pessoas e Organizações), which is a subcommittee of our board of directors, analyzes proposals regarding aggregate compensation paid to (1) our board of directors, (2) our board of executive officers and (3) our fiscal council, and makes recommendations to our board of directors with respect to the aggregate amount of such compensation. According to our by-laws, our shareholders are responsible for establishing the aggregate compensation we pay to the members of our board of directors, our board of executive officers and our fiscal council. Our shareholders determine this aggregate compensation at the general shareholders’ meeting each year based on the recommendation of our board of directors. Once aggregate compensation is established, the members of the board of directors are responsible for distributing such aggregate compensation individually to the members of our board of directors, our board of executive officers and our fiscal council in compliance with our bylaws.

The aggregate compensation paid by us to all members of our board of directors, board of executive officers and our fiscal council for services in all capacities was R$11.0 million in 2004. On March 31, 2005, our shareholders (acting in the annual general meeting) established the following compensation for the year 2005:

•	board of directors: an aggregate limit of R$1.1 million;

•	board of executive officers: a total amount of R$15.7 million; and

•	fiscal council: the greater of (1) 10% of the average monthly compensation of the members of our board of executive officers to each regular member of our fiscal council, plus travel and lodging expenses (the statutory minimum set forth in the Brazilian Corporation Law and in our by-laws) and (2) R$4,100 per month.

We compensate our alternate directors for each meeting of our board of directors that they attend. We compensate alternate members of our fiscal council for each meeting of our fiscal council that they attend.

Our executive officers receive the same benefits generally provided to our employees, such as medical (including dental) assistance, private pension plan and meal vouchers. Like our employees, our executive officers also receive a yearly bonus equal to one-month’s salary (known as the “thirteenth” (monthly) salary in Brazil), an additional one-third of one-month’s salary for vacation, and contributions of 8.0% of their salary into a defined contribution pension fund known as the Guarantee Fund for Time of Service (Fundo de Garantia por Tempo de Serviço). Members of our board of directors and fiscal council are not entitled to these benefits. We made contributions into the Guarantee Fund for Time of Service for our executive officers in an aggregate amount of R$0.4 million during the year ended December 31, 2004.

Members of our board of directors, board of executive officers and fiscal council are not parties to contracts providing for benefits upon the termination of employment other than, in the case of executive officers, the benefits described above.

Corporate Governance Practices

The significant differences between our corporate governance practices and the New York Stock Exchange standards can be found on our website, www.braskem.com.br. The information found at this website is not incorporated by reference into this annual report.

Employees

The following table sets forth the number of our employees by main category of activity and location.

	At December 31,
Main Category of Activity	2004(1)	2003(2)	2002(3)
Coordinators and operators	1,563	1,494	1,474
Engineers and other professionals	521	491	440
Administrative and support	272	273	332
Technicians	226	223	211
Maintenance	224	206	212
Managers and directors	190	181	149

Total	2,996	2,868	2,818

(1)	At December 31, 2004, 1,818 employees worked in the State of Bahia, 397 employees worked in the State of Alagoas, 400 employees worked in the State of Rio Grande do Sul, 356 employees worked in the State of São Paulo and 25 employees worked in other states in Brazil.
(2)	At December 31, 2003, 1,754 employees worked in the State of Bahia, 377 employees worked in the State of Alagoas, 372 employees worked in the State of Rio Grande do Sul, 341 employees worked in the State of São Paulo and 24 employees worked in other states in Brazil.
(3)	At December 31, 2002, 1,749 employees worked in the State of Bahia, 361 employees worked in the State of Rio Grande do Sul, 360 employees worked in the State of Alagoas, 323 employees worked in the State of São Paulo and 25 employees worked in other states in Brazil.

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

Approximately 34.5% of our non-management employees were union members at December 31, 2004. We believe that we have good ongoing relations with our employees and their unions. We have not experienced a strike since OPP Química was privatized in 1992 and Trikem was privatized in 1995. The current collective bargaining agreements with our unions have one-year terms and are subject to annual renegotiation. We have traditionally applied the terms of bargaining agreements entered into with the unions equally to unionized and non-unionized employees.

Since coming under the control of the Odebrecht Group, we have adopted and applied the personnel management philosophy of the Odebrecht Group, which emphasizes a performance-related pay structure and a decentralized management structure. Employees in each of our business units participate in setting and achieving their business unit’s annual objectives. As a result, employees in those business units that meet or exceed their goals share in our financial performance through performance-based employee compensation plans. During 2004, we recorded an expense of R$43.4 million related to this program with respect to 2,820 employees. We paid an additional R$3.3 million to our executive officers under this program during 2004. The members of our board of directors do not participate in this program.

We seek to recruit top graduates from Brazilian technical schools and universities to work at each of our plants and offer career development training to employees to develop skills necessary to operate an internationally competitive, vertically integrated petrochemical company. We have invested in a series of training courses for our operating, laboratory and maintenance personnel through agreements with technical training organizations. During 2004, our total investment in education and training amounted to R$6.0 million for 250,000 hours of training, representing an average of 83 hours per employee.

We tailor career development programs to each employee’s individual needs and abilities. We established this program with our own resources and technology, and it has become a Brazilian benchmark in human resources practices. In 2004, 52.0% of our employees received salary increases as a result of their participation in our career development programs.

Our employees and their dependents receive medical and dental assistance through a network of accredited doctors. We pay most of the costs for these services, with a small portion being paid by our employees. A small monthly fee is also charged to our employees to pay for more costly medical services. In 2004, we spent R$17.4 million on this assistance.

We pay part of the monthly payments made by our employees to three private pension funds: Odebrecht Pension Plan (ODEPREV—Odebrecht Previdência); Petros and Previnor Pension Plan (PREVINOR—Associação de Previdência Privada). The majority of our employees participate in these pension funds. These pension funds pay supplementary pension and retirement amounts similar in amount to those paid by the Brazilian government’s pension system and are intended to provide their members with income on retirement. In 2004, we paid R$11.9 million into these funds. The Odebrecht Pension Plan and the Previnor Pension Plan are defined contribution plans. The Petros plan is a defined benefit plan. The present value of our obligations under the Petros plan exceeded the value of the assets of that fund by R$64.6 million at December 31, 2004. See note 26 to our consolidated and combined financial statements.

Share Ownership of Directors and Officers

The total number of shares owned by members of Braskem’s Board of Directors and Executive Officers as of June 16, 2004 represents 0.01% of Braskem’s capital stock. Under our by-laws, each of our directors must also be a shareholder of our company. Accordingly, if a person is appointed to our board of directors and is not one of our shareholders at the time, the shareholder that designated such person to be one of our directors (in accordance with the terms of the relevant shareholders agreement) generally transfers one share to the newly appointed director at no cost. All other shares owned by our directors were purchased at market prices through the São Paulo Stock Exchange. As of the date hereof, none of our executive officers owns any of our shares.

ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

Major Shareholders

At June 24, 2005, we had an authorized share capital of 488,000,000 shares, consisting of 175,680,000 common shares, 307,440,000 class A preferred shares and 4,880,000 class B preferred shares. At June 24, 2005, we had 120,860,099 outstanding common shares, 240,860,206 outstanding class A preferred shares and 803,366 outstanding class B preferred shares, all without par value. Under the Brazilian Corporation Law, the aggregate number of our non-voting shares may not exceed two-thirds of the total number of our outstanding shares.

We have registered one class of ADSs, or ADSs, with the United States Securities and Exchange Commission, or the Commission, pursuant to the Securities Act. Each ADS is evidenced by American Depositary Receipts, or ADRs, representing two of our class A preferred shares. At June 24, 2005, we had approximately 13,900 shareholders, including one U.S. resident holder of our common shares, approximately 102 U.S. resident holders of our class A preferred shares (including The Bank of New York, as depositary) and no U.S. resident holders of our class B preferred shares.

The following table sets forth information concerning the ownership of our common shares and preferred shares at June 24, 2005, by each person whom we know to be the owner of more than 5.0% of any class of our outstanding share capital, and by all of our directors and executive officers as a group. Our principal shareholders have the same voting rights with respect to each class of our shares that they own as other holders of shares of that class.

	Common Shares		Class A Preferred Shares		Class B Preferred Shares(1)		Total
	Number of Shares	%	Number of shares	%	Number of Shares	%	Number of shares	%
Odebrecht Group(2)	88,754,713	73.4	59,084,262	24.5	—	—	147,838,975	40.8
Norquisa(3)	30,739,133	25.4	2,320,312	1.0	—	—	33,059,445	9.1
Petroquisa(4)	12,110,941	10.0	18,522,258	7.7	—	—	30,633,199	8.4
BNDESPAR	—	—	14,660,081	6.1	—	—	14,660,081	4.0
Alliance Capital Management L.P.(5)	—	—	12,191,991	5.1	—	—	12,191,991	3.4
All directors, fiscal council members, their alternates and executive officers as a group (38 persons)	1	*	75,056	*	—	—	75,057	*

*	less than 1%
(1)	Our Class B preferred shares may be converted at any time at the request of the holder into class A preferred shares at the ratio of two class B shares per class A share.
(2)	Represents direct ownership of 23,495,741 common shares owned by Odebrecht, 33,939,508 common shares owned by ODBPAR (a subsidiary of Odebrecht), 30,739,133 common shares owned by Norquisa, 580,331 common shares owned by Copene Participações, 56,473,785 class A preferred shares owned by Odebrecht, 2,320,312 class A preferred shares owned by Norquisa and 290,165 class A preferred shares owned by Copene Participações. The Odebrecht Group disclaims ownership of our shares owned by Norquisa other than with respect to its proportionate interest in these shares. Odebrecht owns convertible debentures issued originally by OPP Produtos. These debentures may be converted into our shares at any time, at the discretion of the Odebrecht Group. If such right had been exercised at May 31, 2005, 22,236,910 new common shares and 44,473,820 new class A preferred shares of our company would have been issued. These shares have not been included in the above table.
(3)	Represents direct ownership of 30,739,133 common shares owned by Norquisa and 2,320,312 class A preferred shares owned by Norquisa.
(4)

Represents direct ownership of 12,110,941 common shares owned by Petroquisa and 18,522,258 class A preferred shares owned by Petroquisa. Because the price at which we will be required to issue, and the Odebrecht Group may be required to sell, our shares to Petroquisa following the exercise of the Petroquisa option will be based on an independent valuation of our company and the Petroquisa assets described under the heading “—Shareholders Agreements—Petroquisa Memorandum of Understanding,” which will not be conducted, if at all, prior to October 2005, we cannot determine the number of shares of our capital stock that we would be required to issue, or the Odebrecht Group may be required to sell, on the exercise of the Petroquisa option. Accordingly, we have not included these shares in the above table. See “—Shareholders Agreements—Petroquisa Memorandum of Understanding.”

(5)	Based on filing of Alliance Capital Management L.P with the São Paulo Stock Exchange on February 4, 2005 pursuant to CVM Instruction 358/2002.

We currently have no management or employee option plans or management or employee options outstanding.

Changes in Ownership

At January 1, 2002:

•	Norquisa owned 22.8% of our total share capital, including 58.4% of our voting share capital;

•	Petroquisa owned 21.4% of our total share capital, including 15.4% of our voting share capital; and

•	the Odebrecht Group owned (1) 34.2% of the total share capital of Norquisa, including 39.7% of the voting share capital of Norquisa, and (2) 0.6% of our total share capital, including 1.7% of our voting share capital.

On August 16, 2002, we issued (1) 42,861,046 of our common shares and 75,935,390 of our class A preferred shares, which then represented 43.7% of our total share capital and 43.7% of our voting share capital, to Odebrecht in exchange for the share capital of OPP Produtos. Following the issuance of these shares:

•	Norquisa owned 12.2% of our total share capital, including 30.8% of our voting share capital;

•	Petroquisa owned 11.3% of our total share capital, including 8.1% of our voting share capital; and

•	the Odebrecht Group owned 44.0% of our total share capital, including 44.6% of our voting share capital.

Following our merger with OPP Produtos, Odebrecht transferred common shares and class A preferred shares, of our company which then represented 12.5% of our total share capital and 34.6% of our voting share capital, to ODBPAR Investments.

On January 15, 2003, Odebrecht transferred 45,868 class A preferred shares of our company to Oxiteno do Nordeste S.A. in exchange for 59,750,617 common shares and 675,460 preferred shares of Norquisa. Following this transaction, the Odebrecht Group owned 42.9% of Norquisa’s total share capital, including 50.1% of its voting share capital, and the Odebrecht Group, including Norquisa, owned 56.2% of our total share capital, including 76.4% of our voting share capital.

On July 31, 2003, we issued 4,345,162 of our common shares to Sojitz in exchange for the share capital of NI Participações Ltda. in connection with its merger into our company. Following the issuance of these shares:

•	Norquisa owned 12.0% of our total share capital, including 29.5% of our voting share capital;

•	Petroquisa owned 11.1% of our total share capital, including 7.8% of our voting share capital; and

•	the Odebrecht Group, including Norquisa, owned 55.3% of our total share capital, including 73.1% of our voting share capital.

On January 15, 2004, we issued 32,552,661 of our class A preferred shares to the shareholders of Trikem, other than our company, in exchange for their share capital of Trikem. In addition, at an extraordinary general shareholders’ meeting held on January 15, 2004, Norquisa, Odebrecht and Petroquisa converted 13,778, 364,027 and 109,987 of their class A preferred shares, respectively, into the same number of common shares.

As a result of these transactions, at January 15, 2004:

•	Norquisa owned 10.7% of our total share capital, including 29.4% of our voting share capital;

•	Petroquisa owned 9.9% of our total share capital, including 7.8% of our voting share capital; and

•	the Odebrecht Group, including Norquisa, owned 49.4% of our total share capital, including 72.8% of our voting share capital.

On September 28, 2004, we issued and sold 53,820,000 class A preferred shares in a public equity offering conducted in Brazil and the United States. In connection with this offering, certain holders of our class A preferred shares agreed to convert a sufficient number of our class A preferred shares into common shares on a one-for-one basis to enable us to comply with Brazilian legal requirements regarding the ratio of preferred shares to common shares following the global offering. As a result, on September 22 and September 27, 2004, Odebrecht converted an aggregate of 13,350,419 class A preferred shares into common shares, Norquisa converted an aggregate of 505,307 class A preferred shares into common shares, Petroquisa converted an aggregate of 4,033,694 class A preferred shares into common shares and other shareholders unaffiliated with our company converted an aggregate of 50,430 class A preferred shares into common shares.

During the fourth quarter of 2004 and the first quarter of 2005, some of the shareholders of our class B preferred shares exercised their rights to convert their class B preferred shares into class A preferred shares. As a result of these conversions, we issued 56,626 class A preferred shares in exchange for 113,254 class B preferred shares.

On March 22, 2005, Odebrecht transferred 2,784,799 class A preferred shares to BNDESPAR in exchange for non-voting shares of Norquisa representing 10.06% of the total share capital of Norquisa.

On April 28, 2005, Odebrecht transferred 2,044,990 class A preferred shares to EDN—Distribuidora do Nordeste S.A. in exchange for shares of Norquisa representing 11.1% of the total share capital, including 12.5% of the voting share capital, of Norquisa.

As a result of these transactions, at June 24, 2005:

•	the Odebrecht Group owned 64.1% of Norquisa’s total share capital, including 62.5% of its voting share capital;

•	Norquisa owned 9.1% of our total share capital, including 25.4% of our voting share capital;

•	Petroquisa owned 8.4% of our total share capital, including 10.0% of our voting share capital; and

•	the Odebrecht Group, including Norquisa, owned 40.8% of our total share capital, including 73.4% of our voting share capital.

Shareholders Agreements

Petroquisa Memorandum of Understanding

On July 3, 2001, Odebrecht, Odebrecht Química, Petroquisa and Petroquímica da Bahia entered into a Memorandum of Understanding regarding Shareholders Agreement, which was amended with respect to Odebrecht and Petroquisa, with Petroquímica da Bahia and Norquisa as consenting parties, on July 26, 2002. On April 29, 2005, Odebrecht, Petroquisa, ODBPAR and Norquisa entered into a further amendment to the Memorandum of Understanding regarding Shareholders Agreement, which revoked the initial amendment, and which, together with the Memorandum of Understanding regarding Shareholders Agreement, we refer to as the Petroquisa memorandum of understanding. The Petroquisa memorandum of understanding grants Petroquisa (1) an option to purchase additional shares from our company and from Odebrecht, ODBPAR and Norquisa, (2) the right to designate two members of our board of directors and their alternates, (3) veto rights over certain actions by the shareholders and the board of directors, and (4) tag-along rights. The Petroquisa memorandum of understanding also grants Petroquisa a right to include a right of first refusal in respect of our common or preferred shares in the final shareholders agreement. The Petroquisa memorandum of understanding terminates on July 25, 2021, unless a shareholders agreement including the terms set forth below is entered into prior to that date.

Under the Petroquisa memorandum of understanding, Odebrecht, ODBPAR and Norquisa granted to Petroquisa an option to purchase such number of our common shares as may be necessary for Petroquisa to own up to 30% of our voting share capital. Petroquisa may exercise this option in full on a single occasion on or prior to December 31, 2005. If Petroquisa exercises this option, Odebrecht, ODBPAR and Norquisa will cause our company to issue shares to Petroquisa in exchange for the shares of some petrochemical companies, including shares of some petrochemical companies located in the Southern Complex, that Petroquisa holds and that Odebrecht may consider essential to the grant of the Petroquisa option, or the Petroquisa assets.

The identity of the Petroquisa assets to be exchanged for our common shares will be determined as follows:

•	Petroquisa must notify Odebrecht on or prior to September 29, 2005 of the identity of the Petroquisa assets that it intends to contribute to our company upon any exercise of the Petroquisa option. If Petroquisa does not include among the Petroquisa assets its ownership interests in petrochemical companies located in the Southern Complex that Odebrecht may consider essential to the grant of the Petroquisa option, Odebrecht has the right to terminate the Petroquisa option;

•	if Petroquisa elects to exercise the Petroquisa option, Petroquisa must deliver written notice to Odebrecht, ODBPAR and Norquisa prior to or on October 14, 2005;

•	following receipt of Petroquisa’s exercise notice, each of Petroquisa, on the one hand, and Odebrecht, ODBPAR and Norquisa, on the other, will retain an investment bank to perform an independent valuation of our company and the Petroquisa assets, calculated using the discounted cash flow method, without giving effect to any control premium;

•	if the difference between the valuations of either the Petroquisa assets or our company performed by each investment bank is less than 10%, then the value of the Petroquisa assets or our company will be the average of the two valuations for the Petroquisa assets or our company, as the case may be;

•	if the difference in the valuations of either the Petroquisa assets or our company performed by each investment bank is greater than 10%, then Odebrecht, ODBPAR, Norquisa and Petroquisa are required to negotiate in good faith to determine the value of our company or the Petroquisa assets, as the case may be. If Odebrecht, ODBPAR, Norquisa and Petroquisa are not able to agree on a value within 30 days, then both investment banks will jointly appoint a third investment bank to perform an independent valuation of the Petroquisa assets or our company, as the case may be. If the third investment bank’s valuation is between the valuations of the two investment banks, then the valuation of the third investment bank will be binding on Petroquisa, Odebrecht, ODBPAR and Norquisa;

•	after the valuation of the Petroquisa assets and our company through the procedures described above, the value of our company’s common shares will be determined based on the total number of outstanding shares of our share capital;

•	if the value of the Petroquisa assets is:

•	less than or equal to the value of our common shares for which the Petroquisa option has been exercised, then (1) we will issue to Petroquisa the number of our common shares as is necessary for the value of all shares of our company issued to Petroquisa to equal the value of the Petroquisa assets, and (2) Odebrecht, ODBPAR and Norquisa will sell to Petroquisa the number of our common shares necessary for Petroquisa to receive all of our common shares for which the Petroquisa option has been exercised, at a price per share equal to the value determined in accordance with the procedure described above; or

•	greater than the value of our common shares for which the Petroquisa option has been exercised, then, in addition to the common shares for which the Petroquisa option has been exercised, we will issue the number of our class A preferred shares as is necessary for the value of all shares of our company issued to Petroquisa to equal the value of the Petroquisa assets.

Under the Petroquisa memorandum of understanding, Odebrecht, ODBPAR, Norquisa and Petroquisa agreed that in the event that Petroquisa exercises the Petroquisa option, Odebrecht, ODBPAR, Norquisa and Petroquisa will enter into a shareholders’ agreement which will include the terms included in the Petroquisa memorandum of understanding.

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

Under the Petroquisa memorandum of understanding, Petroquisa has veto rights over resolutions of our board of directors relating to the following matters:

•	acquisitions, sales or granting of liens against our fixed assets with values in excess of 30.0% of our net worth, if such acquisition, sale or grant of a lien is not related to, or is outside the scope of, our corporate purpose;

•	transactions involving affiliates of the parties to the Petroquisa memorandum of understanding, other than transactions involving the integration of the second generation petrochemical producers controlled by the Odebrecht Group or the Mariani Group;

•	investments in other companies, unless they are in the same business as our company; and

•	any resolution that would cause us to fail to meet any of the following financial ratios, with any projections to determine compliance with this provision to be performed by an internationally recognized entity:

•	projected net debt to EBITDA;

•	EBITDA to interest expense; and

•	EBITDA to debt service (excluding trade finance).

Although the Petroquisa memorandum of understanding does not provide a definition of EBITDA, we calculate EBITDA for purposes of this agreement on the same basis as set forth in the most restrictive financial covenants in our debt instruments. See “Item 5. Operating and Financial Review and Prospects—Liquidity and Capital Resources.” Petroquisa has the right to sell a pro rata portion of its shares of our company in connection with any direct or indirect sale of our common shares by the Odebrecht Group to a third party that involves a change of our control.

Mariani Group Shareholders Agreement

On July 27, 2001, Odebrecht Química and Petroquímica da Bahia entered into a shareholders agreement with respect to their shares of Norquisa and our company, which was amended on July 29, 2002 pursuant to the First Amendment to Shareholders Agreement among Odebrecht Química, Odebrecht, ODBPAR and Petroquímica da Bahia. We refer to this agreement, as amended, as the Mariani Group Shareholders Agreement.

The Mariani Group Shareholders Agreement provides that:

•	The Odebrecht Group has the right to nominate a majority of Norquisa’s board of directors and a majority of our board of directors;

•	The Mariani Group has the right to nominate at least one member of Norquisa’s board of directors and at least one member of our board of directors;

•	The Odebrecht Group has the right to nominate all of the members of Norquisa’s board of executive officers and our board of executive officers; however, if Norquisa’s shareholders eliminate its board of directors (as shareholders of privately held companies, such as Norquisa, are permitted to do under the Brazilian Corporation Law), the Mariani Group will have the right to nominate at least one member of Norquisa’s board of executive officers; and

•	Odebrecht, ODBPAR Investments and Petroquímica da Bahia will exercise their voting rights with respect to our company and Norquisa, and cause their representatives on the boards of directors of our company and Norquisa to vote, to implement the organizational restructuring of our company.

Under the Mariani Group Shareholders Agreement, Odebrecht, ODBPAR and Petroquímica da Bahia will vote their shares as a block in each general shareholders meeting of Norquisa. Odebrecht, ODBPAR Investments and Petroquímica da Bahia will meet prior to each meeting to determine how to vote these shares with respect to matters to be submitted to the meeting. These determinations will be made by majority vote among these shareholders based on the number of Norquisa shares held by each of them. As a result, the Odebrecht Group may effectively determine the vote for all of these shareholders.

Under the Mariani Group Shareholders Agreement, Odebrecht and ODBPAR, on the one hand, and Petroquímica da Bahia, on the other hand, granted to the other a right of first refusal in respect of sales transfers or encumbrances of common shares of Norquisa owned directly or indirectly by either of them. If the Odebrecht Group intends to sell any of its shares of Norquisa, Petroquímica da Bahia has the right to sell a pro rata portion of its shares of Norquisa on the terms and conditions under which the Odebrecht Group intends to sell its shares. If the Odebrecht Group intends to sell a sufficient number of its shares of Norquisa to result in a change of joint control of Norquisa, Petroquímica da Bahia has the right to sell all of its shares of Norquisa on the same terms and conditions under which the Odebrecht Group intends to sell its shares. If the Odebrecht Group sells or transfers direct or indirect control of our company to a third party, Petroquímica da Bahia also has the right to sell all of its shares of our company on the same terms offered by the third party acquiring control of our company from the Odebrecht Group.

On September 9, 2003, Odebrecht granted to Pronor, a company in the Mariani Group, an option to exchange all its shares of Norquisa, representing 13.8% of Norquisa’s total share capital, including 16.1% of its voting share capital, for 1,454,424 of our class A preferred shares, representing 0.4% of our total share capital, owned directly or indirectly by Odebrecht. On December 26, 2003, Pronor exercised its option and is required to complete the exchange of shares between January 30, 2005 and January 30, 2009. As of June 24, 2005, Pronor owned 1.8% of our total share capital, including 2.9% of our voting share capital.

Pension Funds Memorandum of Understanding

On July 20, 2001, Odebrecht Química, Petroquímica da Bahia, Petros and Previ entered into a Memorandum of Understanding Regarding Shareholders Agreement, which we refer to as the Pension Funds memorandum of understanding. The Pension Funds memorandum of understanding grants certain preemptive, share transfer and voting rights to Petros and Previ, including veto rights to Petros and Previ over certain actions by our shareholders and our board of directors. The Pension Funds memorandum of understanding has a term of 20 years, unless a shareholders agreement containing the terms set out below is entered into prior to that date. Under the Pension Funds memorandum of understanding, the parties agreed to adopt the following basic principles for our management:

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

The veto rights of Petros and Previ are valid so long as on a combined basis they own, together with other private pension funds, at least 15.0% of our voting capital. If the percentage of voting capital owned by Petros and Previ together is diluted below 15.0% at any time due to the integration of the second generation petrochemical producers, those veto rights will remain in effect for three years after that time, during which Petros and Previ may purchase more of our shares in order to maintain their veto rights beyond such three-year period. Accordingly, although as a result of our mergers with OPP Produtos and 52114 Participações, the participation of Petros and Previ in our voting capital was diluted to 6.1%, their veto rights remain in effect until August 16, 2005.

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

BNDESPAR Shareholders Agreement

We, Odebrecht and BNDESPAR have entered into a shareholders agreement. This shareholders agreement provides that if BNDESPAR’s ownership of our total share capital exceeds 5.0% on or prior to July 31, 2007, BNDESPAR will have the right to appoint one member of our board of directors. Until the earlier of the date on which BNDESPAR appoints a member of our board of directors and July 31, 2007, a representative of BNDESPAR may attend meetings of our board of directors, but is not allowed to participate or to vote in such meetings. If BNDESPAR’s ownership of our total share capital exceeds 5.0% on or prior to July 31, 2007, this shareholders agreement will expire on the earlier of any date thereafter on which BNDESPAR ceases to own more than 5.0% of our total share capital, and August 24, 2011. This shareholders agreement also provides that BNDESPAR has the right to (1) require our company and Odebrecht to purchase the shares that it owns in our company if we do not comply with the terms of the shareholders agreement and do not cure any such non- compliance within a specified period, and (2) sell its shares in the event that Odebrecht sells its voting control of our company to a third party.

Related Party Transactions

The following summarizes the material transactions that we have engaged in with our principal shareholders and their affiliates since January 1, 2004.

We and our subsidiaries have engaged in extensive transactions with our principal shareholders and their affiliates and expect to do so in the future. The Odebrecht Group was a party to several of the mergers, acquisitions and other transactions described in “Item 4. Information on Our Company—History and Development of Our Company.” We also have commercial relationships with some of our affiliates and, as a result, record trade accounts receivable and current and long-term liabilities mainly from purchases and sales of goods and services at prices and on terms equivalent to the average terms and prices of transactions that we enter into with third parties. In addition, we have entered into financial and other transactions with our principal shareholders and their affiliates, including, among others, as obligor on R$659.9 million, at December 31, 2004, of convertible subordinated debentures held by the Odebrecht Group and as a party to three shareholder’s agreements or memoranda of understandings.

Under the Brazilian Corporation Law, each of our directors, their alternates and our executive officers cannot vote on any matter in which they have a conflict of interest and such transactions can only be approved on reasonable and fair terms and conditions that are no more favorable than the terms and conditions prevailing in the market or offered by third parties. However, if one of our directors is absent from a meeting of our board of directors, that director’s alternate may vote even if that director has a conflict of interest, unless the alternate director shares that conflict of interest or has another conflict of interest. See “Item 10. Additional Information—Board of Directors—Fiduciary Duties and Conflicts of Interest.”

The Odebrecht Group

In early 2004, Construtora Norberto Odebrecht S.A., or CNO, served as the general contractor for maintenance services related to the shutdown of our Olefins 2 unit. We paid approximately R$32.5 million to CNO for these services in 2004.

On December 4, 2004, we entered into an Alliance Agreement with CNO, under which we have appointed CNO as a non-exclusive preferred provider with respect to maintenance services and efficiency enhancement projects at each of our plants. This agreement was unanimously approved by our board of directors. Under this agreement, we are required to request bids from CNO for these services and projects. If CNO is retained for any specific service or project, we will pay CNO its costs related to the service or project plus 15%. In addition, we are required to pay any applicable taxes with respect to such fees. This agreement expires in December 2008. We paid approximately R$16.0 million to CNO for services provided under this agreement in 2004.

Trikem

Trikem merged into our company on January 15, 2004. From August 16, 2002 until January 15, 2004, Trikem was our subsidiary. From July 25, 2001 until August 16, 2002, Trikem was our affiliate as a result of the common control exercised by the Odebrecht Group over Trikem and our company. Trikem has been fully consolidated in our financial statements since July 25, 2001. Prior to our merger with Trikem, Trikem purchased all its ethylene, its primary raw material, from our Basic Petrochemicals Unit. Trikem also purchased electric power, steam, water, compressed air and nitrogen on markets terms from our Basic Petrochemicals Unit.

Petrobras

Petrobras is the controlling shareholder of Petroquisa, which owns 8.4% of our total share capital, including 10.0% of our voting share capital. We purchase naphtha from Petrobras, and we sell automotive gasoline and LPG to Petrobras Distribuidora S.A., a wholly-owned subsidiary of Petrobras.

On June 22, 1978, we entered into a 10-year renewable contract with Petrobras under which the prices paid by us to Petrobras for naphtha are established based on the Amsterdam-Rotterdam-Antwerp market price and are linked to fluctuations in the real/U.S. dollar exchange rate. This contract was amended and renewed in February 1993 and in February 2003.

We maintain a rotating naphtha supply line of credit with Petrobras that permits us to finance purchases of naphtha from Petrobras. We are permitted to maintain balances up to an aggregate of R$570.0 million under this line of credit. This line of credit is guaranteed by the mortgage of two of our plants located in the Southern Complex.

We purchased raw materials and utilities from Petrobras and Petrobras Distribuidora S.A. of R$4,354.7 million in 2004. We sold automotive gasoline and LPG to Petrobras and Petrobras Distribuidora S.A. of R$4.0 million in 2004.

On February 21, 2005, we purchased (1) 15,390,139 common shares, 379,955 class B preferred shares and 7,695,071 class C preferred shares, representing 13.74% of the total share capital of Cinal, including 16.6% of the voting share capital of Cinal, and (2) 1,669,518,451 quotas, representing 25% of the total capital of Alclor—Química de Alagoas Ltda., from Petroquisa for R$7.7 million.

Petrobras’ subsidiary, Petroquisa, is a party to the Petroquisa memorandum of understanding with Odebrecht and Petroquímica da Bahia. This agreement grants certain voting and other rights in respect of our company to Petroquisa, together with an option to purchase a number of our common shares that would provide it with up to 30% of our voting share capital. See “—Major Shareholders—Shareholders Agreements—Petroquisa Memorandum of Understanding.”

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

Our Subsidiaries, Jointly Controlled Companies and Associated Companies

Copesul

Our Polyolefins Unit purchases ethylene and propylene from Copesul, in which we have a 29.5% interest. We have a long-term supply contract with Copesul that is described in “Item 4. Information on Our Company—Polyolefins Unit—Raw Materials of Our Polyolefins Unit—Supply Contracts and Pricing.” Our Polyolefins Unit also buys nitrogen on market terms from Copesul. We recorded purchases from Copesul of R$1,659.7 million in 2004.

COPESUL—International Trading Inc.

COPESUL—International Trading Inc. is a subsidiary of Copesul, in which we have a 29.5% interest. At December 31, 2004, one of our subsidiaries, Lantana Trading Company Inc., had four outstanding loans from COPESUL—International Trading Inc. with an outstanding balance of R$145.8 million (R$102.9 million giving effect to proportional consolidation) at interest rates equivalent to the market rates.

Polialden

Polialden has been our subsidiary since July 25, 2001. Polialden has been fully consolidated in our financial statements since July 25, 2001. Prior to July 25, 2001, Polialden indirectly owned 23.7% of our voting share capital through Petronor—Participações Petroquímicas do Nordeste Ltda. In connection with the Auction of Econômico S.A. Empreendimentos, on July 25, 2001 Polialden sold all of our shares that it owned to Odebrecht Química. We sell ethylene, utilities and hydrogen to Polialden under long-term contracts that are renewable automatically for five-year periods.

Politeno

We own 34.0% of the total share capital of Politeno, including 35.0% of its voting share capital. Our Basic Petrochemicals Unit supplies ethylene to Politeno. Politeno recorded purchases from our company of R$623.1 million in 2004. We had accounts receivable from Politeno of R$13.2 million at December 31, 2004.

Cetrel

We own, directly and indirectly, 41.0% of the voting and total share capital of Cetrel. We purchase treatment services on market terms from Cetrel for the wastewater and organic residues generated by us in the Northeastern Complex. We recorded purchases from Cetrel of R$12.5 million in 2004.

Petroflex

We own 20.1% of the voting and total share capital of Petroflex. We sell butadiene-l to Petroflex on market terms under a long-term contract that is renewable automatically for five-year periods. We recorded net sales to Petroflex of R$390.8 million in 2004.

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

Borealis Brasil S.A.

We sell polypropylene and polyethylene to Borealis in which we have a 20.0% interest. We recorded sales to Borealis of R$141.3 million in 2004.

Pronor

We had long-term liabilities to Pronor of R$3.2 million at December 31, 2004.

Other

We sell PET from time to time to Engepack Embalagens S.A., or Engepack, a packaging manufacturer. Francisco Teixeira de Sá, the chairman of the board of directors of Engepack, is a member of our board of directors. In addition, one of the alternate members of our board of directors, Lucio José Santos Junior, is an executive officer of Engepack, and one of the members of our fiscal council, Walter Murilo Melo de Andrade, is the internal counsel of Engepack. We recorded net sales to Engepack of R$37.0 million in 2004. Engepack purchases PET from a variety of second generation producers, including our company.

ITEM 8. FINANCIAL INFORMATION

Consolidated Statements and Other Financial Information

Reference is made to Item 19 for a list of all financial statements filed as part of this annual report.

Legal Proceedings

Tax Proceedings

We are engaged in several legal proceedings with Brazilian tax authorities for which we have established provisions in an aggregate amount of R$1,332.1 million at December 31, 2004. In addition, there are currently certain legal proceedings pending in which we are involved for which we have not established provisions. If any of these legal proceedings is decided adversely to us, our results of operations or financial condition could be materially adversely affected.

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

In July 2000, OPP Química filed suit in the State of Rio Grande do Sul requesting the acknowledgement of IPI tax credits for its purchases of raw materials from our company and Copesul. The amount of credits claimed by OPP Química comprised the book value of those raw materials plus monetary adjustments. In December 2002, the Brazilian Federal Supreme Court held that OPP Química was entitled to IPI tax credits in an aggregate amount of R$1,030.1 million, including R$367.9 million attributable to monetary adjustments, for the ten-year period ended in 2002, calculated based on the price of the raw materials purchased during the ten-year period preceding the filing of the suit, plus monetary adjustments based on official indices.

The Brazilian government appealed the decision of the Brazilian Federal Supreme Court. As the appeal does not challenge the validity of IPI tax credits, but only the method of calculating monetary adjustments on those credits and the time period for appealing the decision of the Brazilian Federal Supreme Court has expired, we believe that (1) the decision acknowledging the validity of the IPI tax credits is no longer subject to appeal, and (2) the probability of losing this appeal is remote. Accordingly, we recognized IPI tax credits in an aggregate amount of R$1,030.1 million in December 2002. At December 31, 2004, we have used the full amount of the R$1,030.1 million IPI tax credit to offset our IPI and other federal tax obligations.

We have three other similar suits pending on behalf of OPP Química and Trikem (which have merged into our company) in federal courts in the States of Bahia, São Paulo and Alagoas. In two of these cases, we obtained preliminary injunctions that allowed these companies to use these credits to offset other IPI tax obligations. In the third case, we obtained a favorable decision in federal trial court that recognized our right to these credits for the ten-year period preceding the filing of this suit, which decision the Brazilian government appealed to the Superior Court of Justice and the Brazilian Federal Supreme Court in 2002. All three of these suits remain pending. Based on (1) these favorable lower court decisions, (2) the favorable decision of the Brazilian Federal Supreme Court relating to the validity of the IPI tax credits in OPP Química’s suit in Rio Grande do Sul described above and (3) our assessment of the arguments made in a similar case involving a third party that is currently pending before the Brazilian Federal Supreme Court, we believe that it is reasonably possible that we will prevail in these suits. Accordingly, we have used R$204.5 million at December 31, 2004 of Trikem’s and OPP Químicas’ IPI tax credits to offset our IPI and other federal tax obligations and have recorded a provision in the amount of R$272.1 million at December 31, 2004. We have not recognized any assets or gains in relation to these claims.

Our subsidiary, Polialden, has a similar suit pending in federal court in the State of Bahia. Polialden won this suit in federal trial court, which ruled that Polialden was entitled to IPI tax credits for the ten-year period preceding the filing of this suit. However, the Brazilian government appealed this decision to the Federal Superior Court of Justice, which appeal remains pending. Based on (1) this favorable lower court decision, (2) the favorable decision of the Brazilian Federal Supreme Court relating to the validity of the IPI tax credits in OPP Química’s suit in Rio Grande do Sul described above, and (3) our assessment of the arguments made in a similar case involving a third party that is currently pending before the Brazilian Federal Supreme Court, we believe that it is reasonably possible that Polialden will prevail in this suit. Accordingly, Polialden has used R$92.2 million at December 31, 2004 in IPI tax credits to offset its IPI and other federal tax obligations and recorded a provision in the amount of R$134.7 million at December 31, 2004. Polialden has not recognized any assets or gains in relation to these claims.

For further information on our accounting treatment of these IPI credits, see note 17 to our consolidated and combined financial statements.

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

We and our subsidiaries are claiming more than R$1,020.6 million in IPI export credits. In one of these suits, the Regional Federal Court ruled against OPP Química, holding that it does not have the right to IPI export credits. OPP Química’s appeals before the Superior Court of Justice and the Brazilian Federal Supreme Court remain pending. Although our other suits also are pending, the Brazilian tax authorities have issued deficiency notices against us (1) attempting to collect amounts offset using these IPI export credits and (2) asserting their right to do so before the expiration of the applicable statute of limitations. We filed administrative appeals in respect of these deficiency notices, but we received unfavorable decisions in each of these appeals. We have appealed each of these unfavorable decisions to the taxpayers’ council (an administrative appeal board). However, based on recent Brazilian Federal Supreme Court and other jurisprudence holding that the sub-delegation by the Ministry of Finance of the authority to regulate IPI export credits under Decree Law No. 1,742/79 was unconstitutional and recognizing the right to offset IPI export credits as provided under Decree Law No. 491/96, we believe that we will prevail in all of these judicial and administrative proceedings. We note, however, that the Brazilian Federal Supreme Court recently rendered a decision in an unrelated proceeding involving a third party holding that this sub-delegation was constitutional. We have used a portion of these credits to offset IPI and other federal taxes in the amount of R$381.9 million at December 31, 2004 and recorded a provision in the amount of R$462.8 million at December 31, 2004 because these suits remain pending. For further information on our accounting treatment of these IPI credits, see note 17 to our consolidated and combined financial statements.

IPI Credits Arising from the Acquisition of Fixed Assets and Materials Not Used in Production. We are involved in four suits against the Brazilian government seeking the acknowledgment of IPI credits arising from the acquisition of fixed assets and materials not used by us in the production of our products. The regulations governing the IPI tax permit companies to offset against their IPI tax liability IPI credits arising from the acquisition of raw materials and other unfinished products only to the extent that they are used in production. We believe that this limitation imposed by the IPI regulations is unconstitutional. Article 153, paragraph 3 of the Brazilian Constitution sets forth a broad principle of non-cumulative taxation and does not limit the grant or use of IPI credits arising from the acquisition of fixed assets or in respect of materials not used in production.

We lost one of these suits in federal trial court and appealed this decision, which appeal remains pending. Although our three other suits also remain pending in federal court, the Brazilian tax authorities have issued deficiency notices against us attempting to collect amounts offset using these credits, asserting their right to do so before the expiration of the applicable statute of limitations. We appealed the issuance of these deficiency notices to the taxpayers’ council. We believe that it is reasonably possible for us to prevail in all of these judicial and administrative proceedings. We have used R$21.9 million at December 31, 2004 of these credits to offset IPI taxes and recorded a provision in the amount of R$34.8 million at December 31, 2004 because these suits remain pending. For further information on our accounting treatment of these IPI credits, see note 17 to our consolidated and combined financial statements.

Social Contribution on Net Income

Law No. 7,689/88 created the Social Contribution on Net Income (CSLL), a tax similar to the corporate income tax. Under Article 146, item III of the Brazilian Constitution, the Social Contribution on Net Income should have been enacted as a supplementary law and not as an ordinary law. Under Brazilian law, supplementary laws must be approved by at least a majority of the members of each house of the Brazilian Congress, while an ordinary law may be approved by a simple majority of the members of Congress present at the relevant voting session. In addition, we believe that Social Contribution on Net Income violates Article 154, item II of the Brazilian Constitution, which provides that new taxes may not be assessed and calculated on the same basis as existing taxes. We believe the Social Contribution on Net Income is assessed and calculated on the same basis as the corporate income tax.

On these grounds, we and some of our subsidiaries filed suit challenging the constitutionality of the Social Contribution on Net Income. We received a final decision in our favor in 1992. However, in 1993, Brazilian tax authorities filed a rescission action (ação rescisória) against us in relation to all but one of these cases seeking to overrule this decision on the basis of a ruling by the Brazilian Federal Supreme Court in an unrelated case that recognized the constitutionality of the Social Contribution on Net Income. The Brazilian tax authorities prevailed in their rescission action both in the first instance and on appeal. We filed further appeals in respect of this decision with the Superior Court of Justice and the Brazilian Federal Supreme Court, which appeals remain pending. In the remaining case, we believe that it is probable that the final decision in our favor will remain in effect.

Brazilian tax authorities issued several deficiency notices against us and our subsidiaries attempting to collect Social Contribution on Net Income. We obtained suspensions of all deficiency notices that we have received to date based on a Brazilian civil procedure provision that states that a rescission action may take effect only after the court publishes a final decision.

We believe it is reasonably possible that we will lose our appeals. However, if we lose these suits, we believe that we would be required to pay Social Contribution on Net Income only from the date that a final decision is published. We note, however, that Brazilian law allows rescission actions to relate back to, and to take effect from, the date of the initial decision. Although this legislation does not involve tax proceedings and the Brazilian Federal Supreme Court has not ruled on this issue, the same line of reasoning has been adopted by the Brazilian tax authorities and may be adopted by the courts in our suit. Accordingly, we believe that it is reasonably possible that we will be required to pay these taxes retroactively.

If Social Contribution on Net Income is charged retroactively, then our total estimated exposure at December 31, 2004 would be R$562.0 million, including interest. This amount does not include approximately R$163.8 million in penalties at December 31, 2004, which we believe are not payable because we relied upon a judicial decision in not paying Social Contribution on Net Income. However, we believe that there is a remote possibility that we will be required to pay fines and related interest as a result of this tax litigation.

As we believe that Social Contribution on Net Income may not be payable for periods before the date the final decision is published in the rescission action, we have not made any provision in our consolidated and combined financial statements for these contingencies. For further information on our accounting treatment of CSLL, see note 18(c) to our consolidated and combined financial statements.

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

We and some of our subsidiaries also lost suits challenging the increase in the COFINS tax rate and have appealed these decisions to the Brazilian Federal Supreme Court. Based on recent Brazilian Federal Supreme Court and Superior Court of Justice jurisprudence, we believe that our chances of success in these suits are remote. Two of our subsidiaries have voluntarily settled their COFINS liabilities under a special program created by Law No. 10,684/03, for which we have recorded a long-term liability in an aggregate amount of R$49.7 million at December 31, 2004. As of February 2004, we and our subsidiaries have been paying COFINS in accordance with Law 10,833/03, which introduced new criteria for calculating COFINS.

We recorded a provision in accordance with Law No. 9,718/98 in respect of the proceedings that were not settled in an aggregate amount of R$320.6 million at December 31, 2004 and have deposited R$62.5 million of this amount in court. For further information on our accounting treatment of these contingencies, see notes 9 and 17(iii) to our consolidated and combined financial statements.

Tax on Net Profits

Law No. 7713/88 imposed an 8.0% income tax on equity holders, the tax on net profits, which was calculated on net profits recorded by companies in which such holders own equity and was assessed even when the net profits have not been distributed to those equity holders. We believe that Law No. 7713/88 violates Article 43 of the Brazilian tax code, which provides that income tax may be assessed only at the moment when the equity holder effectively receives or is entitled to receive income.

On these grounds, we filed a lawsuit in 1997 against the Brazilian government seeking a refund of, or the right to offset other taxes with, the tax on net profits that we overpaid with respect to the 1990 and 1991 tax years, which at December 31, 2004 totaled approximately R$68.0 million. We deposited a portion of this amount with the court and have used this amount to offset our PIS and COFINS liabilities. In March 2002, the Regional Federal Court recognized our right to use these overpaid amounts to offset other taxes, as adjusted for inflation and including interest accrued on these amounts at the SELIC rate. The Brazilian government filed a special appeal before the Superior Court of Justice, which decided the case in favor of our company. Based on the decision of the Superior Court of Justice, we have petitioned the Regional Federal Court, requesting the refund of our judicial deposits and the nullification of the deficiency notices issued by the tax authorities with respect to such amounts.

Other Tax Proceedings

We, our subsidiaries and our affiliates are involved in several other judicial and administrative proceedings regarding withholding taxes, corporate income taxes (Imposto de Renda da Pessoa Jurídica), the ICMS, the tax on financial transactions (Imposto Sobre Operações Financeiras), monetary adjustments, the Social Investment Fund (Fundo de Investimento Social), compulsory loans to Eletrobrás and other issues related to tax matters. Some of these disputes involve substantial amounts, such as the action filed by Copesul seeking the right to deduct monetary adjustment losses incurred in 1990 from the calculation basis of the corporate income tax and the Social Contribution on Net Income.

Labor Proceedings

Clause Four—“Cláusula Quarta”

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

In March 1990, the Brazilian government introduced an economic plan known as the “Collor Plan,” named after the then-President of Brazil. The Collor Plan provided that cost of living adjustments in wages could be based on other indices but not on the IPC. Based on judicial precedent, we interpreted the Collor Plan as prohibiting wage increases based on the IPC, which interpretation was contrary to the terms of the collective bargaining agreements in effect at the time. The petrochemical employers’ union filed a lawsuit against the petrochemical workers’ union, seeking to confirm that the cost of living adjustment indices provided in the Collor Plan preempted the conflicting provisions in the collective bargaining agreements. The Regional Labor Court ruled in favor of the workers’ union, and the decision was later modified in part on appeal to the Superior Labor Court. In 1998, the employers’ union filed an extraordinary appeal to the Brazilian Federal Supreme Court.

The Brazilian Federal Supreme Court initially held in favor of the workers’ union, but reversed its decision in December 2002 and held that a private collective bargaining agreement cannot preempt federal law, particularly a law that related to Brazilian public policy. In 2003, the workers’ union requested reconsideration of this decision. The Brazilian Federal Supreme Court granted the workers’ union’s request for reconsideration, but on May 31, 2005, the Brazilian Federal Supreme Court unanimously reaffirmed its December 2002 decision and dismissed the workers’ union’s appeal.

Other

In addition, we and our subsidiaries are involved in approximately 1,000 labor lawsuits that involve claims totaling R$54.0 million at December 31, 2004. We have deposited R$11.3 million of this amount in court and have established a provision for labor contingencies in an aggregate amount of R$10.9 million at December 31, 2004.

Occupational Health and Safety Proceedings

We are party to 122 occupational health and safety proceedings as to which the total amount claimed is approximately R$89 million. As we believe that the risk of losing these proceedings is possible and not probable, we have not established a provision in respect of these proceedings and do not believe that these proceedings will have a material adverse effect on our business, financial condition or operations.

Other Proceedings

We (through Trikem prior to its merger into our company) are involved in three suits filed by one of our former distributors, its controlling shareholder and a former transporter for breach of a caustic soda distribution agreement. The plaintiffs in these suits are seeking damages in an aggregate amount of R$168.3 million at December 31, 2004 (monetarily adjusted). We prevailed in one of these cases in trial court, which the plaintiff appealed. This appeal and the remaining suits are pending. We believe that we will prevail in these suits.

We have also filed a claim in the amount of R$1.2 million against this distributor in its pending bankruptcy proceeding. The bankruptcy court has initially accepted our claim.

We and our subsidiary Polialden are parties to certain proceedings brought by some preferred shareholders which we do not believe will have a material adverse effect on our business, financial condition or results of operations.

Dividends And Dividend Policy

Payment of Dividends

Our dividend distribution policy has historically included the distribution of periodic dividends, based on quarterly balance sheets approved by our board of directors. When we pay dividends on an annual basis, they are declared at our annual shareholders’ meeting, which we are required by the Brazilian Corporation Law and our by-laws to hold by April 30 of each year. When we declare dividends, we are generally required to pay them within 60 days of declaring them unless the shareholders’ resolution establishes another payment date. In any event, if we declare dividends, we must pay them by the end of the fiscal year for which they are declared. Under Article 9 of Law 9,249/95 and our bylaws, we also may pay interest attributable to shareholders’ equity as an alternative form of dividends upon approval of our board of directors. For a more detailed description of interest attributable to shareholders’ equity, see “—Payment of Dividends and Interest Attributable to Shareholders’ Equity—Interest Attributable to Shareholders’ Equity.”

The following table sets forth the dividends and/or interest attributable to shareholders’ equity paid to holders of our common shares, class A preferred shares and class B preferred shares since 2000 in reais and in U.S. dollars translated from reais at the commercial market selling rate in effect as of the payment date.

		Nominal Brazilian Currency per			US$ equivalent per
Year	Payment Date	Common shares	Class A Preferred Shares	Class B Preferred Shares	Common shares	Class A Preferred Shares	Class B Preferred Shares
2000	February 22, 2000	0.21	0.13	0.21	0.12	0.12	0.07
	May 23, 2000	0.21	0.21	0.21	0.11	0.11	0.11
	August 22, 2000	0.21	0.21	0.21	0.12	0.12	0.12
	November 21, 2000	0.21	0.21	0.09	0.11	0.11	0.05
2001	February 20, 2001	0.21	0.21	—	0.11	0.11	—
	May 20, 2001	0.14	0.14	0.14	0.06	0.06	0.06
	August 20, 2001	0.14	0.14	0.14	0.06	0.06	0.06
	November 20, 2001	0.14	0.14	0.14	0.06	0.06	0.06
2002	February 25, 2002	—	0.08	0.08	—	0.04	0.04
	May 20, 2002	—	0.13	0.13	—	0.05	0.05
2005	April 12, 2005(1)	0.28	—	—	0.11	—	—

(1)	Prior to April 12, 2005, all distributions made to our shareholders on the dates and in the per share amounts reflected above were in the form of dividends. On April 12, 2005, the distribution to our shareholders in the per share amounts reflected above was made exclusively in the form of interest attributable to shareholders’ equity.

Amounts Available for Distribution

The following discussion summarizes the principal provisions of the Brazilian Corporation Law and our by-laws relating to the distribution of dividends, including interest attributable to shareholders’ equity.

Calculation of Adjusted Net Profits

At each annual shareholders’ meeting, our board of directors is required to recommend how to allocate our net profits for the preceding fiscal year, which recommendation our board of executive officers initially submits to our board of directors for approval. This allocation is subject to approval by our common shareholders. The Brazilian Corporation Law defines “net profits” for any fiscal year as our net income after income taxes for that fiscal year, net of any accumulated losses from prior fiscal years and any amounts allocated to employees’ participation in our net profits in that fiscal year. Under the Brazilian Corporation Law, our adjusted net profits available for distribution are equal to our net profits in any fiscal year, reduced by amounts allocated to our legal reserve and other applicable reserves, and increased by any reversals of reserves that we constituted in prior years.

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

Legal Reserve Account

Under the Brazilian Corporation Law and our by-laws, we must allocate 5% of our net profits for each fiscal year to our legal reserve until the aggregate amount of our legal reserve equals 20% of our paid-in capital. However, we are not required to make any allocations to our legal reserve in a fiscal year in which our legal reserve, when added to our other reserves, exceeds 30% of our shareholders’ equity. At December 31, 2004, we had a zero balance in our legal reserve account.

Capital Reserve Accounts

Under the Brazilian Corporation Law, we are also permitted to record a capital reserve that may be used only (1) to absorb losses which exceed retained earning and profit reserves as defined in the Brazilian Corporation Law, and (2) to redeem or repurchase share capital and/or participation certificates, (3) to increase our capital, or (4) if specified in our by-laws (which currently do not so specify), to pay preferred share dividends. Amounts allocated to our capital reserves are unavailable for the payment of distributions and are not taken into consideration for purposes of determining the mandatory distributable amount. At December 31, 2004, we had a balance of R$344.8 million in our capital reserve accounts.

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

Under our 9.25% Notes due 2005, our 10.625% Notes due 2007 and our 11.75% Notes due 2014, we may not pay dividends in excess of two times the minimum dividends or interest attributable to shareholders’ equity payable under our by-laws or under applicable Brazilian law.

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

On December 21, 1998, ADSs representing our class A preferred shares began trading on The New York Stock Exchange. On December 31, 2004, there were 15,115,684 ADSs outstanding, representing 30,231,368 class A preferred shares, or 12.6% of our outstanding class A preferred shares.

On October 8, 2003, we listed our class A preferred shares on the LATIBEX, a stock market for Latin American issuers that is quoted in euros on the Madrid Stock Exchange, under the symbol “XBRK.” Our class A preferred shares are traded on the LATIBEX in lots of one share.

At June 24, 2005, we had approximately 13,900 shareholders, including one U.S. resident holder of our common shares, approximately 102 U.S. resident holders of our class A preferred shares (including The Bank of New York, as depositary) and no U.S. resident holders of our class B preferred shares. At June 24, 2005, there were 72,000 common shares, 46,374,689 class A preferred shares (including class A preferred shares represented by ADSs), and no class B preferred shares held by U.S. resident holders.

Price History of Our Class A Preferred Shares and the ADSs

The tables below set forth the high and low closing sales prices for our class A preferred shares on the São Paulo Stock Exchange and the high and low closing sales prices for the ADSs on The New York Stock Exchange for the periods indicated.

	São Paulo Stock Exchange		New York Stock Exchange
	Reais per
	Class A Preferred Share		U.S. dollars per ADS
	High	Low	High	Low
2000	8.67	5.06	11.40	7.10
2001	7.75	3.86	8.94	3.07
2002	7.31	2.40	6.38	1.29
2003	16.71	1.97	11.70	1.10
2004	33.75	10.04	25.48	6.18

	São Paulo Stock Exchange		New York Stock Exchange
	Reais per
	Class A Preferred Share		U.S. dollars per ADS
	High	Low	High	Low
2003
First Quarter	3.31	1.98	2.05	1.10
Second Quarter	5.19	2.85	3.60	1.67
Third Quarter	9.08	4.80	6.25	3.30
Fourth Quarter	16.71	8.95	11.70	6.20
2004
First Quarter	20.13	15.75	14.63	10.75
Second Quarter	18.12	10.01	12.76	6.32
Third Quarter	23.79	14.23	16.54	9.12
Fourth Quarter	33.75	22.75	25.48	15.89
2005
First Quarter	33.47	16.50	25.82	19.42
Most Recent Six Months
December 2004	33.75	30.22	25.48	22.23
January 2005	32.88	28.03	24.40	20.85
February 2005	33.48	29.60	25.82	22.87
March 2005	32.85	26.33	25.05	19.42
April 2005	27.69	24.37	20.86	18.73
May 2005	25.65	21.37	20.65	17.68

Source: Economática	Ltda.

On June 24, 2004, the closing sales price of:

•	our class A preferred shares on the São Paulo Stock Exchange was R$19.05 per share;

•	our class A preferred shares on the LATIBEX was €6.63 per share; and

•	the ADSs on The New York Stock Exchange was US$15.96 per ADS.

The following table sets forth the average daily trading volume for our class A preferred shares on the São Paulo Stock Exchange and for the ADSs on The New York Stock Exchange for the periods indicated.

	Average Daily Trading Volume
	São Paulo Stock Exchange	New York Stock Exchange
	Class A Preferred Shares	ADSs
2003
First Quarter	296,956	13,344
Second Quarter	326,164	22,870
Third Quarter	424,960	36,828
Fourth Quarter	422,528	29,322
2004
First Quarter	569,440	59,736
Second Quarter	613,548	50,120
Third Quarter	802,780	94,642
Fourth Quarter	777,788	178,366
2005
First Quarter	970,760	224,456

Trading on the São Paulo Stock Exchange

Settlement of transactions conducted on the São Paulo Stock Exchange is effected three business days after the trade date without any adjustment for inflation. Delivery of and payment for shares is made through the facilities of the the Brazilian Clearing System (Companhia Brasileira de Liquidação e Custódia). The seller is ordinarily required to deliver the shares to the exchange on the second business day following the trade date.

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

Trading on the São Paulo Stock Exchange by a holder not deemed to be domiciled in Brazil for Brazilian tax and regulatory purposes, or a non-Brazilian holder, is subject to certain limitations under Brazilian foreign investment regulations. With limited exceptions, non-Brazilians holders may trade on the São Paulo Stock Exchange only in accordance with the requirements of Resolution No. 2,689 of January 26, 2000 of the National Monetary Council. Resolution No. 2,689 requires securities held by non-Brazilian holders to be maintained in the custody of, or in deposit accounts with, financial institutions that are authorized by the Central Bank and the Brazilian Securities Commission. In addition, Resolution No. 2,689 requires non-Brazilian holders to restrict their securities trading to transactions on the São Paulo Stock Exchange or organized over-the-counter markets. With limited exceptions, non-Brazilian holders may not transfer the ownership of investments made under Resolution No. 2,689 to other non-Brazilian holders through private transactions. See “Item 10. Additional Information—Regulation of Foreign Investment.”

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

At June 24, 2005, we have an authorized share capital of 488,000,000 shares, consisting of 175,680,000 common shares, 307,440,000 class A preferred shares and 4,880,000 class B preferred shares. Under the Brazilian Corporation Law, the aggregate number of our non-voting and limited voting class A and class B preferred shares may not exceed two-thirds of our total outstanding share capital.

At June 24, 2005, we have outstanding share capital of R$3,402,968,293.84, equal to 362,523,671 total outstanding shares consisting of 120,860,099 outstanding common shares, 240,860,206 outstanding class A preferred shares and 803,366 outstanding class B preferred shares. All of our outstanding share capital is fully paid. All of our shares are without par value.

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

Our class A preferred shares and class B preferred shares are non-voting, except in limited circumstances, and have priority over our common shares in the case of our liquidation. See “—Voting Rights” for information regarding the voting rights of our preferred shares, “—Liquidation” for information regarding the liquidation preferences of our preferred shares, and “Item 8. Financial Information—Dividends and Dividend Policy—Amounts Available for Distribution” and “—Dividend Preference of Preferred Shares” for information regarding the distribution preferences of our preferred shares.

Shareholders’ Meetings

Under the Brazilian Corporation Law, we must hold an annual shareholders’ meeting by April 30 of each year in order to:

•	approve or reject the financial statements approved by our board of directors and board of executive officers, including any recommendation by our board of directors for the allocation of net profits and distribution of dividends;

•	elect members of our board of directors (upon expiration of their two-year term) and members of our fiscal council, subject to the right of minority shareholders to elect members of our board of directors and our fiscal council; and

•	approve any monetary adjustment to our share capital.

In addition to the annual shareholders’ meetings, holders of our common shares have the power to determine any matters related to changes in our corporate purposes and to pass any resolutions they deem necessary to protect and enhance our development whenever our interests so require, by means of extraordinary shareholders’ meetings.

Under the Brazilian Corporation Law, the holders of our common shares have the power, among other powers, to vote at shareholders’ meetings to:

•	amend our by-laws;

•	approve any capital increase in excess of the amount of our authorized capital;

•	approve any capital reduction;

•	accept or reject the valuation of assets contributed by any of our shareholders in exchange for the issuance of our share capital;

•	suspend the rights of any of our shareholders in default of their obligations established by law or by our by-laws;

•	authorize the issuance of convertible debentures;

•	approve any reorganization of our legal form or any merger, consolidation or spin-off involving us;

•	authorize our dissolution and liquidation, the election and dismissal of liquidators appointed in connection with any dissolution or liquidation of our company, and the examination of the liquidators’ accounts;

•	participate in a centralized group of companies (as defined under the Brazilian Corporation Law);

•	approve the aggregate compensation payable to our directors and executive officers; and

•	authorize management to declare us insolvent or bankrupt and to request a concordata (a procedure involving our protection from our creditors similar in many respects to a reorganization under the U.S. Bankruptcy Code).

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

At the time that ADSs representing our class A preferred shares were first listed on The New York Stock Exchange, the custodian obtained an electronic registration in the name of the depositary. In addition, after the global offering of our class “A” preferred shares and our ADSs in September 2004, the custodian and the depositary amended this electronic registration to include the newly issued class “A” preferred shares and ADSs. Pursuant to this electronic registration, the custodian and the depositary are authorized to convert dividends and other distributions with respect to the class A preferred shares underlying by the ADSs into foreign currency and remit the proceeds outside Brazil.

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

If a foreign direct investor under Law No. 4,131/62 wishes to deposit its shares into the ADR program in exchange for ADSs, such holder will be required to present to the custodian evidence of payment of capital gains taxes. The conversion will be effected by the Central Bank after receipt of an electronic request from the custodian with details of the transaction. See “Item 10. Additional Information—Taxation—Brazilian Tax Considerations—Taxation of Gains in Brazil” and “—Registered Capital.”

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

For a description of the foreign exchange markets in Brazil, see “Item 3. Key Information—Selected Financial Information—Exchange Rates.”

Taxation

The following summary contains a description of the material Brazilian and U.S. federal income tax consequences of the purchase, ownership and disposition of class A preferred shares and ADSs, but it does not purport to be a comprehensive description of all of the tax considerations that may be relevant to a decision to purchase any such securities. In particular, for U.S. federal income tax purposes, this summary is applicable only to holders that hold class A preferred shares or ADSs as “capital assets” within the meaning of Section 1221 of the Internal Revenue Code of 1986, as amended, (the “Code”), and does not address the tax treatment of a holder that may be subject to special tax rules, such as financial institutions, insurance companies, real estate investment trusts, regulated investment companies, grantor trusts, tax-exempt entities, traders or dealers in securities or currencies, persons that will hold class A preferred shares or ADSs in a hedging transaction or as a position in a “straddle” or “conversion transaction” for U.S. federal income tax purposes, persons that have a “functional currency” other than the U.S. dollar, persons that will hold class A preferred shares or ADSs as compensation for the performance of services, persons liable for alternative minimum tax or estate and gift tax or persons that own or are treated as owning 10% or more of the voting shares or value of our company.

The summary is based upon the tax laws of Brazil and the United States and regulations thereunder and administrative and judicial interpretations thereof, in each case as in effect and available on the date of this annual report, which are subject to change (possibly with retroactive effect in the case of changes to U.S. tax laws and regulations thereunder and administrative and judicial interpretations thereof), and to differing interpretations. There is at present no income tax treaty between Brazil and the United States. This summary is also based upon the representations of the depositary and on the assumption that each obligation in the deposit agreement relating to the ADSs and any related documents will be performed in accordance with its terms.

The description below is not intended to constitute a complete analysis of all tax consequences relating to the acquisition, ownership and disposition of class A preferred shares or ADSs. Prospective purchasers of our class A preferred shares or ADSs are advised to consult their own tax advisors in respect of the consequences that the purchase, ownership or disposition of our class A preferred shares or ADS might trigger under the laws of Brazil, the United States or any other jurisdiction in light of their particular investment circumstances.

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

Upon receipt of the underlying class A preferred shares in exchange of ADSs, a non-Brazilian investor will be entitled to register with the Central Bank the U.S. dollar value of such shares as a foreign portfolio investment under Resolution No. 2,689/00. See “—Regulation of Foreign Investments” and “—Registered Capital.” The sale or disposition of class A preferred shares on a Brazilian stock exchange is exempt from capital gains tax, provided that such shares are held by a non- Brazilian holder as a foreign portfolio investment under Resolution No. 2,689/00. The preferential treatment afforded under Resolution 2,689 is not available to investors resident or domiciled in tax haven jurisdictions.

Upon receipt of the underlying class A preferred shares, a non-Brazilian holder is also entitled to register with the Central Bank the U.S. dollar value of such shares as a foreign direct investment under Law 4,131/62. See “—Regulation of Foreign Investment” and “—Registered Capital.” A 15% capital gains tax is applicable to the sale or other disposition of preferred class A shares in Brazil where such shares are held by a non-Brazilian holder as a foreign direct investment and the transaction is performed outside a Brazilian stock exchange. If the non-Brazilian holder is domiciled in a tax haven jurisdiction, the income tax rate will be 25%.

If the sale or other disposition of such shares is carried out on a Brazilian stock exchange, the capital gains on the sale or disposition will be taxed at a rate of 15%. This rate applies to all transactions carried out on a Brazilian stock exchange by non-Brazilian holders regardless of whether or not they are domiciled in tax haven jurisdictions. In these transactions, the gain realized is calculated based on the amount registered with the Central Bank. As from January 1, 2005, a withholding tax of 0.005% will also be assessed on the sales price or other disposition value of shares sold or disposed of in transactions carried out on a Brazilian stock exchange. The withholding tax, to be offset against tax due on eventual capital gain, must be withheld by one of the following entities: (i) the agent receiving the sale or disposition order from the client; (ii) the stock exchange responsible for registering the transactions; or (iii) the entity responsible for the settlement and payment of the transactions.

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

Any exercise of preemptive rights relating to our class A preferred shares will not be subject to Brazilian taxation. Gains on the sale or assignment of preemptive rights relating to our class A preferred shares by the depositary may be subject to Brazilian taxation. Tax authorities may attempt to tax such gains even when the sale or assignment of such rights takes place outside Brazil, based on the provisions of Law No. 10,833/03. These authorities may allege that the preemptive rights relate to assets located in Brazil (the class A preferred shares) and demand payment of capital gains tax at the rate of 15% or 25% (if the beneficiary of the payments is resident of a tax haven jurisdiction). If the preemptive rights are assigned or sold in Brazil, capital gains tax will apply at a rate of 15% (25% in the case of a non-Brazilian holder located in a tax haven jurisdiction). Sales or assignments of preemptive rights effected on Brazilian stock exchanges are exempt from income tax, provided that such preemptive rights relate to shares registered as a foreign portfolio investment under Resolution No. 2,689/00.

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

Under Decree 4,494 of December 3, 2002, the amount in reais resulting from the conversion of the proceeds received by a Brazilian entity from a foreign investment in the Brazilian securities market (including those in connection with the investment in our class A preferred shares or ADSs and those made under the provisions of Resolution No. 2,689/00 of the National Monetary Council) is subject to the IOF transaction tax. The IOF tax rate for most of these transactions is currently 0%, but the Minister of Finance has the legal power to increase the rate to a maximum of 25%. Any such increase will be applicable only prospectively.

IOF is also assessed on transactions executed on a stock exchange. As of the date hereof, Article 33, Paragraph 2, of Decree No. 4,494 imposes an IOF tax on such transactions at a 0% rate. The Minister of Finance is empowered to establish the applicable IOF tax rate. Under Law 8,894 of June 21, 1994, such IOF tax rate may be increased at any time to a maximum of 1.5% per day, but any such increase will only be applicable to transactions occurring after such increase becomes effective.

CPMF tax is levied at a rate of 0.38% on all fund transfers in connection with financial transactions in Brazil. Payments of dividends on our class A preferred shares and the ADSs are subject to the CPMF tax. However, only our company is liable for the CPMF tax on its dividends, which are payable without reduction for this tax. The CPMF tax was scheduled to expire in December 2004, but Amendment No. 42 to the Brazilian Constitution extended the CPMF tax through December 31, 2007. Since July 12, 2002, stock exchange transactions have been exempted from the CPMF tax. On July 13, 2004, the Brazilian government enacted Law No. 10,892, which establishes that, as from October 1, 2004, debits of reais from deposit bank accounts exclusively opened for investments in fixed and variable income financial assets (“conta corrente de depósito para investimento”) will not be subject to the CPMF assessment. There can be no assurance that the Brazilian government will not extend the payment of the CPMF tax beyond 2007, or will convert it into a new permanent tax.

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

U.S. Federal Income Tax Considerations

The following is a discussion of the material U.S. federal income tax consequences of the ownership and disposition of class A preferred shares and ADSs. As used below, a “U.S. holder” is a beneficial owner of a class A preferred share or ADS that is, for U.S. federal income tax purposes, (1) an individual citizen or resident of the United States, (2) a partnership or corporation organized under the laws of the United States, any state thereof or the District of Columbia, (3) an estate the income of which is subject to U.S. federal income taxation regardless of its source, or (4) a trust if (a) a court within the United States is able to exercise primary supervision over its administration and (b) one or more United States persons have the authority to control all of the substantial decisions of such trust. As used below, a “Non-U.S. holder” is a beneficial owner of a class A preferred share or ADS that is not a U.S. holder.

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

Taxation of Dividends

Subject to the discussion under “—Passive Foreign Investment Company Rules,” in general, the gross amount of a distribution made with respect to a class A preferred share or ADS (which for this purpose will include distributions of interest attributable to shareholders’ equity before any reduction for any Brazilian taxes withheld therefrom) will, to the extent made from the current or accumulated earnings and profits of our company, as determined under U.S. federal income tax principles, constitute a dividend to a U.S. holder for U.S. federal income tax purposes. For taxable years beginning on or before December 31, 2008, non-corporate U.S. holders may be taxed on dividends from a qualified foreign corporation at the lower rates applicable to long-term capital gains (i.e., gains with respect to capital assets held for more than one year). A foreign corporation is treated as a qualified foreign corporation with respect to dividends received from that corporation on shares or ADSs that are readily tradable on an established securities market in the United States. United States Treasury Department guidance indicates that the ADSs (which are listed on the New York Stock Exchange), but not our class A preferred shares, are readily tradable on an established securities market in the United States. Thus, subject to the discussion below under “—Passive Foreign Investment Company Rules,” dividends that we pay on the ADS, but not on our class A preferred shares, currently meet the conditions required for these reduced tax rates. There, however, can be no assurance that the ADSs will be considered readily tradable on an established securities market in later years. Furthermore, non-corporate holders that do not meet a minimum holding period requirement during which they are not protected from the risk of loss, that elect to treat the dividend income as “investment income” pursuant to Section 163(d)(4) of the Code or that receive dividends with respect to which they are obligated to make related payments, will not be eligible for the reduced rates of taxation. Such dividends will not be eligible for the dividends received deduction generally allowed to U.S. corporations. Subject to the discussion below under “—Passive Foreign Investment Company Rules,” if a distribution exceeds the amount of our company’s current and accumulated earnings and profits, it will be treated as a non-taxable return of capital to the extent of the U.S. holder’s tax basis in our class A preferred share or ADS on which it is paid and thereafter as capital gain. Our company does not maintain calculations of our earnings and profits under U.S. federal income tax principles.

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

The gross amount of any dividend paid (which will include any amounts withheld in respect of Brazilian taxes) with respect to a class A preferred share or ADS will be subject to U.S. federal income taxation as foreign source dividend income, which may be relevant in calculating a U.S. holder’s foreign tax credit limitation. Subject to generally applicable limitations under U.S. federal income tax law, any Brazilian withholding tax will be treated as a foreign income tax eligible for credit against a U.S. holder’s U.S. federal income tax liability. For purposes of the computation of the foreign tax credit limitation separately for specific categories of income, any dividends generally will constitute foreign source “passive income” or, in the case of certain holders, “financial services income.” U.S. Holders should note that recently enacted legislation eliminates the “financial services income” category with respect to taxable years beginning after December 31, 2006. Under the new legislation, the foreign tax credit limitation categories would be limited to “passive category income” and “general category income.” Alternatively, a U.S. holder may elect not to claim a credit for any of its foreign taxes and deduct all of those taxes in computing taxable income.

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

Sale, Exchange or Other Disposition of Class A Preferred Shares or ADSs

A deposit or withdrawal of class A preferred shares by a holder in exchange for an ADS that represent such shares will not result in the realization of gain or loss for U.S. federal income tax purposes. A U.S. holder generally will recognize capital gain or loss upon a sale, exchange or other disposition of a class A preferred share or ADS held by the U.S. holder or the depositary, as the case may be, in an amount equal to the difference between the U.S. holder’s adjusted basis in our class A preferred share or ADS (determined in U.S. dollars) and the U.S. dollar amount realized on the sale, exchange or other disposition. If a Brazilian tax is withheld on the sale, exchange or other disposition of a share, the amount realized by a U.S. holder will include the gross amount of the proceeds of that sale, exchange or other disposition before deduction of the Brazilian tax. In the case of a non-corporate U.S. holder, the maximum marginal U.S. federal income tax rate applicable to capital gain will generally be lower than the maximum marginal U.S. federal income tax rate applicable to ordinary income (other than, as discussed above, certain dividends) if such holder’s holding period for such class A preferred share or ADS exceeds one year. Capital gain, if any, realized by a U.S. holder on the sale or exchange of a class A preferred share or ADS generally will be treated as U.S. source income for U.S. foreign tax credit purposes. Consequently, in the case of a disposition or deposit of a class A preferred share or ADS that is subject to Brazilian tax, the U.S. holder may not be able to use the foreign tax credit for that Brazilian tax unless it can apply the credit against U.S. tax payable on other income from foreign sources in the appropriate income category, or, alternatively, it may take a deduction for the Brazilian tax if it elects to deduct all of its foreign income taxes. In general, any loss will be U.S. source, subject to certain exceptions that can treat a loss recognized by a U.S. resident in whole or in part as a foreign source loss. The deductibility of capital losses is subject to limitations.

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

Passive Foreign Investment Company Rules

Based upon the nature of its current and projected income, assets and activities, our company does not believe that our class A preferred shares or the ADSs will be considered shares of a passive foreign investment company, or PFIC, for U.S. federal income tax purposes for the taxable year ended December 31, 2004. In general, a foreign corporation is a PFIC if, after applying certain look-through rules with respect to certain subsidiaries, at least 75% of its gross income for the taxable year (or, in general, a preceding taxable year in which the taxpayer owned shares in the corporation) is passive income or if at least 50% of the average value of its gross assets for the taxable year (or, in general, a preceding year in which the taxpayer owned shares in the corporation) produce passive income or are held for the production of passive income. In general, passive income for this purpose includes dividends, interest, rents, royalties, and gains from commodities and securities transactions. The determination of whether our class A preferred shares or the ADSs constitute shares of a PFIC is a factual determination made annually, and therefore our company’s failure to constitute a PFIC at one time is subject to change. Our company has no reason to believe that our assets or activities will change in a manner that would cause us to be classified as a PFIC, but there can be no assurance that our company will not be considered a PFIC for any taxable year.

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

Information Reporting and Backup Withholding

U.S. backup withholding tax and information reporting requirements generally apply to certain payments to certain non-corporate holders of shares. Information reporting generally will apply to payments of dividends on, and to proceeds from the sale or redemption of, our class A preferred shares or the ADSs made within the United States or by a U.S. payor or U.S. middleman to a holder of our class A preferred shares or the ADSs, other than an exempt recipient, including a corporation, a payee that is not a United States person that provides an appropriate certification and certain other persons. Backup withholding tax will apply to any payments of dividends on, or the proceeds from the sale or redemption of, class A preferred shares or the ADSs within the United States or by a U.S. payor or U.S. middleman to a holder, other than an exempt recipient, if such holder fails to furnish its correct taxpayer identification number or otherwise fails to comply with, or establish an exemption from, such backup withholding tax requirements. The backup withholding tax rate is 28% through 2010.

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

Copies of documents referred to in this annual report and our bylaws are available for inspection upon request at our headquarters at: Av. Nações Unidas, 4777, São Paulo, SP – CEP 05477-000 Brazil.

ITEM 11. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

We are exposed to market risks arising from our normal business activities. These market risks, which are beyond our control, principally involve the possibility that changes in interest rates, exchange rates or commodity prices will adversely affect the value of our financial assets and liabilities or future cash flows and earnings. Market risk is the potential loss arising from adverse changes in market rates and prices.

In order to mitigate the market risks to which we are exposed, we used and we may use foreign-currency derivative instruments, cash and receivables. At December 31, 2004, we had no outstanding derivative instruments.

It is our policy to assess the potential and consolidated impact of market risks and to mitigate assessed risks in accordance with our risk management policy. Our risk management policy, in effect since December 31, 2001, seeks to mitigate our exposure to exchange rate risks with the objective of maintaining coverage of principal and interest settlements maturing within the following 12 months for, at a minimum:

•	60% of our total U.S. dollar-denominated indebtedness that is related to exports, or trade finance, excluding advances on currency contracts with a remaining maturity of up to six months and advances on export contracts; and

•	75% of our total in U.S. dollar-denominated indebtedness unrelated to exports, or non-trade finance.

Compliance with this policy varies based upon applicable market conditions, credit availability and our cash balances.

At December 31, 2004, we had US$459.5 million in U.S. dollar-denominated cash equivalents and other investments, which may partially offset the effects of any devaluation of the real against the U.S. dollar on our ability to service our U.S. dollar-denominated debt to the extent of these U.S. dollar-denominated cash equivalents and other investments. This amount is reserved to reduce the impact of an eventual devaluation of the real against the U.S. dollar.

Interest Rate Risk

Our variable interest rate exposure is primarily subject to the variations of (1) LIBOR for U.S. dollar-denominated borrowings, and (2) the Long-Term Interest Rate and the CDI rate for real-denominated borrowings. In addition, the principal amounts of certain of our real-denominated obligations are periodically restated by the IGP-M.

The growth in the Brazilian economy in 2004, principally due to increased exports, maintenance of an adequate primary surplus, and the approval of social security reforms and bankruptcy law reforms, led the Central Bank to lower short term interest rates, expressed by the SELIC rate, to 16.0% per annum in April 2004 from 16.5% per annum at January 1, 2004. Beginning in September 2004, the Central Bank began increasing the SELIC rate in order to reduce inflationary pressures and achieve the target inflation determined by IMF. The SELIC rate was 17.75% per annum at December 31, 2004 and averaged 16.4% per annum during 2004. In addition:

•	the short-term domestic CDI rate increased from 16.30% per annum at December 31, 2003 to 17.76% per annum at December 31, 2004, and averaged 16.18% per annum during 2004;

•	the Long-Term Interest Rate at 11.00% per annum in January 2004, decreased to 9.75% per annum at December 31, 2004 and averaged 10.66% per annum during 2004; and

•	the IGP-M at 12.4% in 2004 compared to 8.7% in 2003.

The table below provides information about our significant interest-rate sensitive instruments:

	Interest Rate Sensitivity—Principal (Notional) Amount by Expected Maturity— Average Interest Rate
	At December 31, 2004 Expected Maturity Date
	2005	2006	2007	2008	2009	Thereafter	Total	Fair Value
	(in millions of reais)
LIABILITIES:
Loans and financings (excluding debentures):
Fixed rate, denominated in U.S. dollars	628.0	14.1	701.7	730.0	—	663.6	2,737.4	1,933.1
Average interest rate	6.3%	6.8%	10.5%	12.5%	—	11.8%	10.4%	—
Variable rate, denominated in U.S. dollars	750.7	342.8	207.4	38.5	18.2	—	1,357.6	1,221.7
Average interest rate (over LIBOR)	2.2%	3.1%	3.7%	4.3%	4.5%	—	2.8%	—
Fixed rate, denominated in Japanese yen	1.3	1.3	1.2	0.6	—	—	4.4	3.8
Average interest rate	6.9%	6.9%	6.9%	6.9%	—	—	6.9%	—
Fixed rate, denominated in reais	—	—	—	2.0	3.9	25.6	31.5	14.1
Average interest rate		—	—	11.9%	11.9%	11.9%	11.9%	—
Variable rate, denominated in reais	108.0	195.6	3.7	—	—	—	307.3	277.1
Average interest rate (over Long-Term Interest Rate)	4.8%	3.9%	3.5%	—	—	—	4.2%	—
Variable rate, denominated in reais	17.2	—	—	—	—	—	17.2	16.2
Average interest rate (over IGP-M)	11.0%	—	—	—	—	—	11.0%	—
Other variable rate, denominated in reais	11.9	11.4	—	—	—	—	23.3	21.3

Loans and financings (excluding debentures) before proportional consolidation	1,517.1	565.2	914.0	771.1	22.1	689.2	4,478.7	3,487.3
Loans and financings, of proportionally consolidated companies	258.5	54.8	32.6	1.4	0.8	—	348.1	320.2

Total loans and financings (excluding debentures)	1,775.6	620.0	946.6	772.5	22.9	689.2	4,826.8	3,807.5

Debentures:
Variable rate, denominated in reais	5.0	—	—	—	300.0	—	305.0	211.9
Average interest rate (of CDI)	117.0%	—	—	—	117.0%	—	117.0%	—
Variable rate, denominated in reais	—	—	867.9	—	—	—	867.9	710.3
Average interest rate (over Long-Term Interest Rate)	—	—	5.0%	—	—	—	5.0%	—

Total debentures	5.0	—	867.9	—	300.0	—	1,172.9	922.2

ASSETS:
Cash and cash equivalents and other investments:
Fixed rate, denominated in U.S. dollars	1,114.8	25.0	—	—	—	—	1,139.8	1,072.4
Average interest rate	6.3%	1.6%	—	—	—	—	6.2%	—
Cash and cash equivalents	149.4	—	—	—	—	—	149.4	149.4
Other investments	432.5	61.6	—	—	—	—	494.1	461.8
Average interest rate (of CDI)	101.8%	—	—	—	—	—	89.1%	—

Cash and cash equivalents and other investments, before proportional consolidation	1,696.7	86.6	—	—	—	—	1,783.3	1,683.6

Cash and cash equivalents and other investments of proportionally consolidated companies	77.1	3.2	—	—	—	—	80.3	75.6

Total cash and cash equivalents and other investments	1,773.8	89.8	—	—	—	—	1,863.6	1,759.2

In the event that the average interest rate applicable to our financial assets and debt in 2005 is 1% higher than the average interest rate in 2004, our financial revenues would increase by approximately R$9.7 million and our financial expenses would increase by approximately R$51.9 million.

Foreign Currency Exchange Rate Risk

Our liabilities that are exposed to foreign currency exchange rate risk are primarily denominated in U.S. dollars. To partially offset our risk of any devaluation of the real against the U.S. dollar, we currently maintain available liquid resources denominated in U.S. dollars and may enter into derivative contracts. Because we borrow in the international markets to support our operations and investments, we are exposed to market risks from changes in foreign exchange rates and interest rates. Export sales, which generate receivables payable in U.S. dollars, do not cover all of our U.S. dollar-denominated liabilities.

The table below provides information about our significant foreign currency exposure:

	Foreign Currency Exchange Rate Sensitivity—Principal (Notional) Amount by Expected Maturity
	As of December 31, 2004 Expected Maturity Date
	2005	2006	2007	2008	2009	Thereafter	Total	Fair Value
	(in millions of reais)
LIABILITIES:
Loans and financings:
Loans and financings (excluding debentures):
Denominated in U.S. dollars	1,378.7	356.9	909.1	768.5	18.2	663.6	4,095.0	3,154.8
Denominated in Japanese Yen	1.3	1.3	1.2	0.6	—	—	4.4	3.8
Denominated in reais	137.1	207.0	3.7	2.0	3.9	25.6	379.3	328.7

Loans and financings (excluding debentures) before proportional consolidation	1,517.1	565.2	914.0	771.1	22.1	689.2	4,478.7	3,487.3
Loans and financings, of proportionally consolidated companies	258.5	54.8	32.6	1.4	0.8	—	348.1	320.2

Total loans and financings (excluding debentures)	1,775.6	620.0	946.6	772.5	22.9	689.2	4,826.8	3,807.5

Debentures:
Denominated in reais	5.0	—	867.9	—	300.0	—	1,172.9	922.2

Total debentures, including current portion	5.0	—	867.9	—	300.0	—	1,172.9	922.2

ASSETS:
Cash and cash equivalents and other investments:
Denominated in U.S. dollars	1,199.9	25.0	—	—	—	—	1,224.9	1,072.4
Denominated in reais	496.8	61.6	—	—	—	—	558.4	611.2

Cash and cash equivalents and other investments, before proportional consolidation	1,696.7	86.6	—	—	—	—	1,783.3	1,683.6

Cash and cash equivalents and other investments of proportionally consolidated companies	77.1	3.2	—	—	—	—	80.3	75.6

Total cash and cash equivalents and other investments	1,773.8	89.8	—	—	—	—	1,863.6	1,759.2

Our foreign currency exposure gives rise to market risks associated with exchange rate movements of the real against the U.S. dollar. Foreign currency-denominated liabilities at December 31, 2004 consisted primarily of U.S. dollar-denominated debt. Our foreign currency-denominated debt, including short-term debt and current portion of long-term debt, was R$4,177.8 million (US$1,573.9 million) at December 31, 2004 and R$5,220.0 million (US$1,966.5 million) at December 31, 2003. Our foreign currency exposure includes indebtedness of proportionally consolidated companies of R$102.6 million (US$38.7 million) at December 31, 2004 and R$416.8 million (US$157.0 million) at December 31, 2003. Our foreign currency exposure without the indebtedness of proportionally consolidated companies was R$4,075.2 million (US$1,535.3 million) at December 31, 2004 and R$4,803.2 million (US$1,809.5 million) at December 31, 2003. This foreign currency exposure is represented by debt in the form of notes, pre-export finance facilities and working capital loans. Our cash and funds available in U.S dollars partially protect us against exposure arising from the U.S. dollar-denominated debt.

In the event that the real depreciates by 10% against the U.S. dollar during 2005 as compared to the real/U.S. dollar exchange rate at December 31, 2004, our financial expenses indexed to the dollar in 2004 would increase by approximately R$356.6 million and our financial revenues would increase by approximately R$69.9 million.

Commodity Prices

Although the majority of our revenues are in reais, we do not currently hedge our exposure to changes in prices of naphtha, our principal raw material, which are linked to the Amsterdam-Rotterdam-Antwerp market price denominated in U.S. dollars. We do not hedge this exposure in part because a portion of our sales in 2003 were exports payable in foreign currencies and linked to the international market prices of these commodities, and in part because the prices of our polyethylene, polypropylene and PVC products sold in domestic markets generally reflect changes in the international market prices of these products. In periods of high volatility in the real/U.S. dollar exchange rate, there is usually a lag between the time that the U.S. dollar appreciates and the time that we can effectively pass on the resulting increased cost in reais to our customers in Brazil. Accordingly, if the real depreciates significantly against the U.S. dollar in the future, we may not immediately be able to pass on all of the corresponding increases in our naphtha costs to our customers in Brazil, which could materially adversely affect our results of operations and financial condition. See “Item 3. Key Information—Risk Factors—Risks Relating to Our Company and the Petrochemical Industry— Higher naphtha costs would increase our cost of sales and services rendered and may reduce our gross margin and negatively affect our overall financial performance.”

ITEM 12. DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

Not applicable.

PART II

ITEM 13. DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

Not applicable.

ITEM 14. MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

Not applicable.

ITEM 15. CONTROLS AND PROCEDURES

Our chief executive officer, or CEO, and our chief financial officer, or CFO, are responsible for establishing and maintaining our disclosure controls and procedures. These controls and procedures were designed to ensure that information relating to our company that we are required to disclose in the reports that we file under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the rules and forms of the Commission. We evaluated these disclosure controls and procedures under the supervision of our CEO and CFO as of December 31, 2004. Based on our evaluation, our CEO and CFO have concluded that our disclosure controls and procedures are effective in timely alerting them to information that is required to be included in our periodic reports to the Commission.

As of the date of this annual report, there has been no change in our internal controls over financial reporting in effect during the year ended December 31, 2004 that has materially affected or is reasonably likely to materially affect our internal controls over financial reporting.

ITEM 16A. AUDIT COMMITTEE FINANCIAL EXPERT

Our fiscal council currently includes a “financial expert” within the meaning of this Item 16A. Our fiscal council has determined that Ismael Campos de Abreu is our fiscal council financial expert. Mr. Abreu’s biographical information is included in “Item 6. Directors, Senior Management and Employees.”

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

ITEM 16C. PRINCIPAL ACCOUNTANT FEES AND SERVICES

Audit And Non-Audit Fees

The following table sets forth the fees billed to us by our independent registered public accounting firm, PricewaterhouseCoopers Auditores Independentes, during the fiscal years ended December 31, 2004 and 2003:

	Year ended December 31,
	2004	2003
	(in millions of reais)
Audit fees(l)	8.1	8.6
Audit-related fees(2)	1.2	0.5
Tax fees(3)	0.5	0.4
Other fees	—	—

Total fees	9.8	9.5

(1)	Audit fees consist of the aggregate fees billed by PricewaterhouseCoopers Auditores Independentes in connection with the audit of our annual financial statements, interim audits, interim reviews of our quarterly financial information, issuance of comfort letters, procedures as related to audit of income tax provisions and related reserves in connection with the audit and review of financial statements and review of documents filed with the Brazilian Securities Commission and the Commission.
(2)	Audit-related fees consist of the aggregate fees billed by PricewaterhouseCoopers Auditores Independentes for internal control reviews.
(3)	Tax fees consist of the aggregate fees billed by PricewaterhouseCoopers Auditores Independentes for tax compliance reviews.

Pre-Approval Policies And Procedures

Our fiscal council and board of directors have approved an Audit and Non-Audit Services Pre-Approval Policy that sets forth the procedures and the conditions pursuant to which services proposed to be performed by our independent auditors may be pre-approved. This policy is designed to (1) provide both general pre-approval of certain types of services through the use of an annually established schedule setting forth the types of services that have already been pre-approved for a certain year and, with respect to services not included in an annual schedule, special pre-approval of services on a case by case basis by our fiscal council and our independent auditors and (2) assess compliance with the pre-approval policies and procedures. Our management periodically reports to our fiscal council the nature and scope of audit and non-audit services rendered by our independent auditors and is also required to report to our fiscal council any breach of this policy of which our management is aware.

ITEM 16D. EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

We are relying on the general exemption from the listing standards relating to audit committees contained in Rule 10A-3(c)(3) under the Exchange Act for the following reasons:

•	we are a foreign private issuer that has a fiscal council, which is a board of auditors (or similar body) established and selected pursuant to and as expressly permitted under Brazilian law;

•	Brazilian law requires our fiscal council to be separate from our board of directors;

•	members of our fiscal council are not elected by our management, and none of our executive officers is a member of our fiscal council;

•	Brazilian law provides standards for the independence of our fiscal council from our management;

•

our fiscal council, in accordance with its charter, makes recommendations to our board of directors regarding the appointment, retention and oversight of the work of any registered public accounting firm engaged (including, the intermediation of disagreements between our management and our independent auditors regarding financial reporting) for the purpose of preparing or issuing an audit report or performing other audit, review or attest services for our company, as Brazilian law requires that our board of directors appoint, retain and oversee the work of our independent public accountants;

•	our fiscal council (1) is implementing procedures for receiving, retaining and addressing complaints regarding accounting, internal control and auditing matters, including the submission of confidential, anonymous complaints from employees regarding questionable accounting or auditing, and (2) has authority to engage independent counsel and other advisors as it determines necessary to carry out its duties; and

•	our company compensates our independent auditors and any outside advisors hired by our fiscal council and provides funding for ordinary administrative expenses incurred by the fiscal council in the course of its duties.

We, however, do not believe that our reliance on this general exemption will materially adversely affect the ability of our fiscal council to act independently and to satisfy the other requirements of the listing standards relating to audit committees contained in Rule 10A-3 under the Exchange Act.

ITEM 16E. PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

During the year ended December 31, 2004, there were no purchases made by or on behalf of Braskem S.A. or any “affiliated purchaser,” as defined in Section 240.10b-18(a)(3), of shares or other units of any class of Braskem S.A.’s equity securities that are registered by Braskem S.A. pursuant to Section 12 of the Exchange Act.

PART III

ITEM 17. FINANCIAL STATEMENTS

We have responded to Item 18 in lieu of responding to this item.

ITEM 18. FINANCIAL STATEMENTS

Reference is made to Item 19 for a list of all financial statements filed as part of this annual report.

ITEM 19. EXHIBITS

(a) Financial Statements

Braskem Financial Statements

Copesul Financial Statements

(b) List of Exhibits

1.01	By-laws, as amended through March 31, 2005 (English translation).

2.01	Amended and Restated Deposit Agreement, dated as of September 17, 2003, among Braskem S.A., The Bank of New York and all holders and beneficial owners of ADSs evidenced by ADRs issued thereunder (incorporated by reference to Exhibit 4.01 to Form F-1 of Braskem S.A. filed on April 6, 2004).

2.02	Form of Certificate representing American Depositary Shares (incorporated by reference to Exhibit 4.02 to Form F-1 of Braskem S.A. filed on April 6, 2004).

2.03	The total amount of long-term debt securities of our company and its subsidiaries under any one instrument does not exceed 10% of the total assets of our company and its subsidiaries on a consolidated basis. We agree to furnish copies of any or all such instruments to the Commission upon request.

3.01	Shareholders Agreement, dated as of July 27, 2001, between Odebrecht Química and Petroquímica da Bahia S.A. (English translation) (incorporated by reference to Exhibit 3.1 to Form 20-F of Braskem S.A. filed on June 30, 2003).

3.02	First Amendment to Shareholders Agreement, dated as of July 29, 2002, between Odebrecht Química Química and Petroquímica da Bahia S.A. (English translation) (incorporated by reference to Exhibit 3. 2 to Form 20-F of Braskem S.A. filed on June 30, 2003).

3.03	Memorandum of Understanding Regarding Shareholders Agreement, dated as of July 3, 2001, among Odebrecht Química S.A., Petroquímica da Bahia S.A. and Petrobras Química S.A. (English translation) (incorporated by reference to Exhibit 3.03 to Form 20-F of Braskem S.A. filed on June 30, 2003).

3.04	First Amendment to Memorandum of Understanding Regarding Shareholders Agreement, dated July 26, 2002, among Odebrecht S.A and Petrobras Química S.A., acknowledged by Petroquímica da Bahia S.A., Nordeste Química S.A. and the Registrant. (English translation) (incorporated by reference to Exhibit 3.04 to Form 20-F of Braskem S.A. filed on June 30, 2003).

3.05	Second Amendment to Memorandum of Understanding Regarding Shareholders Agreement, dated April 29, 2005, among Odebrecht S.A and Petrobras Química S.A., acknowledged by Nordeste Química S.A. and the Registrant. (English translation) (incorporated by reference to Form 6-K of Braskem S.A. filed on May 9, 2005)

3.06	Memorandum of Understanding Regarding Shareholders Agreement, dated July 20, 2001, among Odebrecht Química S.A., Petroquímica da Bahia S.A., Petros—Fundação Petrobras de Seguridade Social and Previ—Caixa de Previdéncia dos Funcionários do Banco do Brasil (English translation) (incorporated by reference to Exhibit 3.05 to Form 20-F of Braskem S.A. filed on June 30, 2003).

4.01	Protocol and Justification of the Operation of Incorporation of OPP Produtos Petroquimicos S.A. by the Registrant, dated July 26, 2002 (English translation) (incorporated by reference to Exhibit 4.04 to Form 20-F of Braskem S.A. filed on June 30, 2003).

4.02	Protocol and Justification of the Operation of Incorporation of 52114 Participações S.A. by the Registrant, dated July 26, 2002 (English translation) (incorporated by reference to Exhibit 4.05 to Form 20-F of Braskem S.A. filed on June 30, 2003).

4.03	Protocol and Justification of the Operation of Incorporation of Nitrocarbono S.A. by the Registrant, dated March 10, 2003 (English translation) (incorporated by reference to Exhibit 4.06 to Form 20-F of Braskem S.A. filed on June 30, 2003).

4.04	Protocol and Justification of the Operation of Incorporation of NI Participacoes Ltda. by the Registrant, dated July 15, 2003 (English translation) (incorporated by reference to Exhibit 99.5 to Form 6-K of Braskem S.A. filed on July 21, 2003).

4.05	Protocol and Justification of the Operation of Incorporation of Trikem S.A. by the Registrant, dated December 8, 2003 (English translation) (incorporated by reference to Exhibit 99.10 to Form 6-K of Braskem S.A. filed on December 23, 2003).

4.06	Naphtha and Gas Oil Purchase and Sale Contract, dated as of June 22, 1978, between Petróleo Brasileiro S.A. and the Registrant (English translation) (incorporated by reference to Exhibit 10.06 to Form F-1 of Braskem S.A. filed on April 6, 2004).

4.07	First Amendment to Naphtha and Gas Oil Purchase and Sale Contract, dated as of February 8, 1993, between Petróleo Brasileiro S.A. and the Registrant (English translation) (incorporated by reference to Exhibit 10.07 to Form F-1 of Braskem S.A. filed on April 6, 2004).

4.08	Second Amendment to Naphtha and Gas Oil Purchase and Sale Contract, dated as of February 24, 2003, between Petróleo Brasileiro S.A. and the Registrant. (English translation) (incorporated by reference to Exhibit 10.08 to Form 20-F of Braskem S.A. filed on June 30, 2003).

4.09	Raw Materials Supply Contract (RS—486/82) dated December 8, 1982, between Copesul—Companhia Petroquímica do Sul and Poliolefinas S.A. (English translation) (incorporated by reference to Exhibit 10.24 to Form F-1 of Braskem S.A. filed on April 6, 2004).

4.10	First Amendment to the Raw Materials Supply Contract (RS—486/82), dated December 8, 1982, between Copesul—Companhia Petroquímica do Sul and Poliolefinas S.A. (English translation) (incorporated by reference to Exhibit 10.25 to Form F-1 of Braskem S.A. filed on April 6, 2004).
4.11	Second Amendment to the Raw Materials Supply Contract (RS—486/82), dated December 8, 1986, between Copesul—Companhia Petroquímica do Sul and Poliolefinas S.A. (English translation) (incorporated by reference to Exhibit 10.26 to Form F-1 of Braskem S.A. filed on April 6, 2004).
4.12	Third Amendment to the Raw Materials Supply Contract (RS—486/82), dated March 7, 1988, between Copesul—Companhia Petroquímica do Sul and Poliolefinas S.A. (English translation) (incorporated by reference to Exhibit 10.27 to Form F-1 of Braskem S.A. filed on April 6, 2004).
4.13	Fourth Amendment to the Raw Materials Supply Contract (RS—486/82), dated June 14, 1995, between Copesul—Companhia Petroquímica do Sul and Poliolefinas S.A. (English translation) (incorporated by reference to Exhibit 10.28 to Form F-1 of Braskem S.A. filed on April 6, 2004).
4.14	Fifth Amendment to the Raw Materials Supply Contract (RS—486/82), dated August 19, 1995, between Copesul—Companhia Petroquímica do Sul and Poliolefinas S.A. (English translation) (incorporated by reference to Exhibit 10.29 to Form F-1 of Braskem S.A. filed on April 6, 2004).
4.15	Sixth Amendment to the Raw Materials Supply Contract (RS—486/82), dated May 22, 2001, between Copesul—Companhia Petroquímica do Sul and Poliolefinas S.A. (incorporated by reference to Exhibit 10.30 to Form F-1 of Braskem S.A. filed on April 6, 2004).
4.16	Raw Materials Supply Contract (RS—789/95) dated August 30, 1995, between Copesul—Companhia Petroquímica do Sul and OPP Polietilenos S.A. (English translation) (incorporated by reference to Exhibit 10.31 to Form F-1 of Braskem S.A. filed on April 6, 2004).
4.17	First Amendment to the Raw Materials Supply Contract (RS—789/95), dated May 22, 2001, between Copesul—Companhia Petroquímica do Sul and Poliolefinas S.A. (English translation) (incorporated by reference to Exhibit 10.32 to Form F-1 of Braskem S.A. filed on April 6, 2004).
4.18	Electric Power Purchase and Sale Agreement, dated October 20, 2004, between Companhia Hidro Elétrica do São Francisco—CHESF and Braskem S.A. (UNIB-BA) (English translation).
4.19	Amendment No. 1 to Electric Power Purchase and Sale Agreement, dated October 20, 2004, between Companhia Hidro Elétrica do São Francisco—CHESF and Braskem S.A. (UNIB-BA) (English translation).
4.20	Electric Power Purchase and Sale Agreement, dated October 20, 2004, between Companhia Hidro Elétrica do São Francisco—CHESF and Braskem S.A. (UCS-AL) (English translation).
4.21	Amendment No. 1 to Electric Power Purchase and Sale Agreement, dated October 20, 2004, between Companhia Hidro Elétrica do São Francisco—CHESF and Braskem S.A. (UCS-AL) (English translation).
4.22	Electric Power Purchase and Sale Agreement, dated October 20, 2004, between Companhia Hidro Elétrica do São Francisco—CHESF and Braskem S.A. (UCS/MVC/PVC-BA) (English translation).
4.23	Electric Power Purchase and Sale Agreement, dated October 19, 2004, between CPFL Comercialização Brasil S.A . and Braskem S.A. (English translation).
8.01	List of subsidiaries (incorporated by reference to note 4 to our audited consolidated financial statements included elsewhere in this annual report).
12.01	Certification of Principal Executive Officer dated June 29, 2005 pursuant to Exchange Act Rules 13a-15(e) and 15d-15(e)
12.02	Certification of Principal Financial Officer dated June 29, 2005 pursuant to Rules 13a-15(e) and 15d-15(e)
13.01	Certifications of Principal Executive Officer and Principal Financial Officer dated June 29, 2005 pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report to be signed on its behalf.

BRASKEM S.A.

By:	/s/ JOSÉ CARLOS GRUBISICH FILHO
Name:	José Carlos Grubisich Filho
Title:	Chief Executive Officer
Date:	June 29, 2005

INDEX TO FINANCIAL STATEMENTS

Braskem Financial Statements

Copesul Financial Statements

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders

Braskem S.A. and Its Subsidiaries

1  We have audited the accompanying consolidated balance sheets of Braskem S.A. and its subsidiaries (the “Company”) as of December 31, 2004 and 2003, and the related consolidated and combined statements of operations, of changes in shareholders’ equity, of changes in financial position and cash flows for each of the years in the three-year period ended December 31, 2004. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

2  We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

3  In our opinion, the consolidated and combined financial statements referred to above present fairly, in all material respects, the financial position of Braskem S.A. and its subsidiaries at December 31, 2004 and 2003, and the results of their operations, the changes in their shareholders’ equity and the changes in their financial position for each of the years in the three-year period ended December 31, 2004, in conformity with accounting practices adopted in Brazil.

4  Accounting practices adopted in Brazil vary in certain significant respects from accounting principles generally accepted in the United States of America (“U.S. GAAP”). Information relating to the nature and effect of such differences is presented in Note 29 to the consolidated and combined financial statements.

5  As described in Notes 17 and 21 to the consolidated and combined financial statements, Braskem S.A. and certain subsidiaries are involved in significant legal proceedings involving exemption from the Brazilian Social Contribution tax and a wage and salary adjustment clause in a collective labor agreement with the chemical workers union in the state of Bahia. Based on the opinions of the Company’s external legal counsel and management that losses in these cases are not probable, no provision for losses has been established for these proceedings.

Salvador, June 29, 2005

PricewaterhouseCoopers

Auditores Independentes

BRASKEM S.A. AND ITS SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS AT DECEMBER 31

In millions of reais

	2004	2003
Assets
Current assets
Cash and cash equivalents	1,753.3	689.6
Other investments	20.5	494.7
Trade accounts receivable	1,366.9	1,216.2
Taxes recoverable	482.0	395.9
Inventories	1,536.1	1,071.6
Related parties	0.6	—
Dividends receivable	—	1.1
Advances to suppliers and other receivables	117.8	121.4
Prepaid expenses	56.9	87.0

	5,334.1	4,077.5

Long-term assets
Trade accounts receivable	23.1	27.1
Related parties	34.8	62.7
Other investments	89.8	49.2
Judicial deposits and compulsory loan	198.6	191.3
Deferred income tax	303.8	166.0
Taxes recoverable	256.1	640.6
Inventories	50.4	115.6
Other assets	9.3	12.9

	965.9	1,265.4

Permanent assets
Investments
Associated companies	55.7	37.7
Other investments	35.0	34.5
Property, plant and equipment	5,397.2	5,352.9
Deferred charges, including goodwill (Note 14)	3,105.0	3,175.5

	8,592.9	8,600.6

Total assets	14,892.9	13,943.5

BRASKEM S.A. AND ITS SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS AT DECEMBER 31—(Continued)

In millions of reais

	2004	2003
Liabilities and shareholders’ equity
Current liabilities
Suppliers	2,038.9	1,081.9
Loans and financing	1,775.6	2,726.5
Debentures	5.0	349.0
Salaries and payroll charges	95.6	81.7
Taxes and social contributions payable	230.2	152.4
Interest on own capital and dividends payable	191.6	7.3
Advances from customers	47.9	256.4
Related parties	—	0.2
Insurance premiums payable	53.2	72.6
Other liabilities	98.7	76.3

	4,536.7	4,804.3

Long-term liabilities
Suppliers	74.1	61.3
Loans and financing	3,051.2	3,615.3
Debentures	1,167.9	1,143.0
Advances for purchase of credit rights	—	113.4
Related parties	115.7	177.6
Deferred income tax	9.3	9.8
Taxes and contributions payable	1,332.1	1,149.1
Other liabilities	121.2	133.5

	5,871.5	6,403.0

Deferred income
Negative goodwill on investments in subsidiary companies	94.1	69.2

Minority interest	203.1	554.4

Shareholders’ equity
Capital	3,403.0	1,887.4
Capital reserves	344.8	744.3
Revenue reserves	489.3	—
Treasury shares	(15.0)	(23.2)
Retained earnings (accumulated deficit)	(34.6)	(495.9)

	4,187.5	2,112.6

Total liabilities and shareholders’ equity	14,892.9	13,943.5

The accompanying notes are an integral part of these financial statements.

BRASKEM S.A. AND ITS SUBSIDIARIES

CONSOLIDATED AND COMBINED STATEMENTS OF OPERATIONS

YEARS ENDED DECEMBER 31

In millions of reais, except amounts per shares

	Consolidated		Combined
	2004	2003	2002
Gross sales
Domestic market	13,406.2	9,927.0	7,810.3
Foreign market	2,548.4	2,617.7	1,828.9
Taxes, freights and return on sales	(3,762.6)	(2,408.9)	(2,062.6)

Net sales revenue	12,192.0	10,135.8	7,576.6
Cost of sales and services rendered	(9,078.3)	(8,089.3)	(6,175.5)

Gross profit	3,113.7	2,046.5	1,401.1

Operating expenses (income)
Selling	274.9	158.3	232.1
General and administrative	375.1	313.6	345.6
Investment in associated companies
Equity in the results	(18.0)	(13.6)	(6.7)
Amortization of goodwill (negative goodwill), net	152.7	256.0	294.4
Foreign exchange variation	9.6	(22.4)	(39.3)
Tax incentives and other	(53.4)	(61.8)	3.3
Depreciation and amortization	359.4	193.5	222.4
Financial expenses	1,291.0	712.6	3,481.5
Financial income	(60.3)	(9.0)	(619.6)
Zero-rated IPI credit	—	—	(1,030.1)
Other operating income, net	(41.6)	(49.7)	(102.6)

	2,289.4	1,477.5	2,781.0

Operating income (loss)	824.3	569.0	(1,379.9)
Non-operating expenses, net	(29.9)	(4.8)	(98.0)

Income (loss) before income tax and social contribution	794.4	564.2	(1,477.9)
Income tax and social contribution
Current	(217.3)	(143.3)	(128.0)
Deferred	138.4	20.4	38.2

Income (loss) before minority interest	715.5	441.3	(1,567.7)
Minority interest	(24.6)	(226.2)	189.0

Net income (loss) for the year	690.9	215.1	(1,378.7)

Net income (loss) per shares outstanding at the end of the year—R$ (considering the retroactive effect of the 2005 share reverse split and share split for 2002)	0.03	0.01	(0.08)

The accompanying notes are an integral part of these financial statements.

BRASKEM S.A. AND ITS SUBSIDIARIES

STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY

In millions of reais

	Capital	Capital reserves			Revenue reserves			Retained earnings (accumulated deficit )	Total
		Capital restatement	Tax incentives	Other	Legal	Retained earnings	Treasury share
At December 31, 2001 (combined)	1,201.6	2.3	714.5	0.6	97.7	—	(47.9)	(239.8)	1,729.0
Changes in treasury shares	—	—	—	—	—	—	17.5	—	17.5
Capital increase	643.8	—	—	—	—	—	—	821.0	1,464.8
Tax incentives	—	—	0.4	—	—	—	—	—	0.4
Absorption of accumulated losses with legal reserve	—	—	—	—	(97.7)	—	—	97.7	—
Appropriation	—	—	—	—	—	—	—	—	—
Interim dividends
Preferred class “A” and “B” shares—R$ 10.40 per thousand shares	—	—	—	—	—	—	—	(11.4)	(11.4)
Net loss for the year	—	—	—	—	—	—	—	(1,378.7)	(1,378.7)
Other	—	—	—	—	—	—	—	0.2	0.2

At December 31, 2002	1,845.4	2.3	714.9	0.6	—	—	(30.4)	(711.0)	1,821.8
Capital increase	42.0	(2.3)	—	—	—	—	—	—	39.7
Tax incentives	—	—	28.8	—	—	—	—	—	28.8
Treasury share exchange	—	—	—	—	—	—	7.2	—	7.2
Net income for the year	—	—	—	—	—	—	—	215.1	215.1

At December 31, 2003	1,887.4	—	743.7	0.6	—	—	(23.2)	(495.9)	2,112.6
Capital increase (Notes 1(c) and 20(a))	1,515.6	—	—	—	—	—	—	—	1,515.6
Exchange of shares (Note 1(b))	—	—	—	—	—	—	8.2	—	8.2
Absorption of accumulated losses (Note 19(a))	—	—	(463.2)	—	—	—	—	463.2	—
Tax incentives	—	—	63.7	—	—	—	—	—	63.7
Prescribed dividends	—	—	—	—	—	—	—	0.7	0.7
Interest on own capital (Note 20(e))	—	—	—	—	—	—	—	(170.0)	(170.0)
Net income for the year	—	—	—	—	—	—	—	690.9	690.9
Appropriations
Legal reserve	—	—	—	—	34.6	—	—	(34.6)	—
Proposed dividends	—	—	—	—	—	—	—	(34.2)	(34.2)
Retained earnings	—	—	—	—	—	454.7	—	(454.7)	—

At December 31, 2004	3,403.0	—	344.2	0.6	34.6	454.7	(15.0)	(34.6)	4,187.5

The accompanying notes are an integral part of these financial statements.

BRASKEM S.A. AND ITS SUBSIDIARIES

CONSOLIDATED AND COMBINED STATEMENTS OF

CHANGES IN FINANCIAL POSITION

YEARS ENDED DECEMBER 31

In millions of reais

	Consolidated		Combined
	2004	2003	2002
Financial resources were provided by
Operations
Net income (loss) for the year	690.9	215.1	(1,378.7)
Expenses (income) not affecting working capital
Depreciation, amortization and depletion	794.9	572.0	449.2
Amortization of goodwill (negative goodwill), net	152.7	256.0	294.4
Investment in subsidiary and associated companies
Equity in the results	(18.0)	(13.6)	(6.7)
Foreign exchange variation	9.6	(22.4)	(39.3)
Tax incentives and other	(36.8)	(61.8)	3.3
Adjustment to investments realization value	(16.0)	3.8	41.5
Impairment and disposal of long lived assets	23.7	69.9	76.5
Long-term interest and monetary variations, net	(97.4)	(94.4)	1,594.8
Deferred tax expense (benefit)	(138.4)	(20.4)	(38.2)
Minority interest	24.6	226.2	(189.0)
Recognition of tax credits, net of amounts realized	—	—	(813.4)
Other	39.1	93.0	46.8

Total resulting from operations	1,428.9	1,223.4	41.2

Shareholders
Capital increase	1,211.0	—	0.3
Advance for future capital increase	0.6	2.9	—
Exchange of treasury stock	8.2	—	—
Write-off of share premium	—	—	6.6

	1,219.8	2.9	6.9

Third parties
Transfer from long-term receivables to current assets	510.0	374.2	73.9
Decrease in long-term assets	59.6	964.1	189.3
Increase in long-term liabilities	2,967.9	892.0	768.2
Dividends receivable	—	1.2	2.4
Tax incentives	111.9	(65.6)	47.2
Other	0.6	(0.2)	8.3

	3,650.0	2,165.7	1,089.3

Total funds provided	6,298.7	3,392.0	1,137.4

BRASKEM S.A. AND ITS SUBSIDIARIES

CONSOLIDATED AND COMBINED STATEMENTS OF

CHANGES IN FINANCIAL POSITION

YEARS ENDED DECEMBER 31—(Continued)

In millions of reais

	Consolidated		Combined
	2004	2003	2002
Financial resources were used for
Increase in long-term receivables	151.6	164.3	180.9
Dividends proposed	209.8	4.8	26.9
Transfer from long-term to current liabilities	47.5	1,626.9	949.6
Transfer from long-term financing to current liabilities	2,161.1	—	—
Settlement of long-term financing	1,017.3	—	—
Decrease of current account liabilities, net	55.5	—	—
Decrease in long-term liabilities	126.1	108.2	89.7
Others	—	—	4.2
Permanent assets
Investments	23.6	71.7	13.1
Property, plant and equipment	432.3	214.7	419.9
Deferred charges	549.7	255.3	250.4
Net working capital of purchased companies	—	—	175.6

Total funds used	4,774.5	2,445.9	2,110.3

Increase (decrease) in working capital	1,524.2	946.1	(972.9)

Current assets
At the end of the year	5,334.1	4,077.5	3,550.4
At the beginning of the year	4,077.5	3,550.4	2,308.4

	1,256.6	527.1	1,242.0

Current liabilities
At the end of the year	4,536.7	4,804.3	5,223.3
At the beginning of the year	4,804.3	5,223.3	3,008.4

	(267.6)	(419.0)	2,214.9

Increase (decrease) in working capital	1,524.2	946.1	(972.9)

The accompanying notes are an integral part of these financial statements.

BRASKEM S.A. AND ITS SUBSIDIARIES

CONSOLIDATED AND COMBINED STATEMENT OF CASH FLOWS

YEARS ENDED DECEMBER 31

In millions of reais

	Consolidated		Combined
	2004	2003	2002
Net income (loss) for the year	690.9	215.1	(1,378.7)
Adjustments to reconcile net income (loss) to cash provided by operating activities
Depreciation, amortization and depletion	794.9	572.0	449.2
Amortization of goodwill (negative goodwill), net	152.7	256.0	294.4
Equity in loss (earnings) of associated companies	(18.0)	(13.6)	(6.7)
Foreign exchange variation on investments	9.6	(22.4)	(39.3)
Tax incentives and other effects of investments in associated companies	(36.8)	(61.8)	3.3
Adjustment to realization value of investments	(16.0)	3.8	41.5
Loss on permanent assets disposed of	23.7	52.4	55.6
Interest and monetary and exchange variations	(339.5)	(502.1)	1,838.8
Deferred tax benefit	(138.4)	(20.4)	(38.2)
Minority interest	24.6	226.2	(189.0)
Recognition of tax credit, net of amounts realized	—	—	(813.4)
Other	18.3	66.6	69.8
Decrease (increase) in assets:
Other investments	21.1	124.6	(425.3)
Trade accounts receivable	(209.0)	(238.9)	(809.6)
Fair market value of derivative financial instruments	(4.1)	33.8	(22.2)
Inventories	(384.0)	(197.3)	(174.5)
Taxes recoverable	289.4	321.2	52.1
Prepaid expenses	29.6	26.0	(14.0)
Other receivables	31.7	201.2	33.9
Increase (decrease) in liabilities:
Suppliers	1,140.3	(609.7)	1,482.5
Taxes, charges and contributions	150.9	(57.4)	185.4
Tax incentives	111.9	(65.6)	47.2
Advances from customers	(212.3)	153.0	70.2
Credit right	(113.4)	—	—
Other payables	(69.1)	117.8	77.0

Net cash provided by operating activities	1,949.0	580.5	790.0

Proceeds from sale of permanent assets	—	17.5	20.9
Additions to property, plant and equipment	(432.3)	(214.7)	(419.9)
Additions to investments	(23.6)	(71.7)	(13.1)
Additions to deferred charges	(549.7)	(255.3)	(250.4)
Dividends received	0.8	63.8	11.7
Cash and cash equivalents of acquired businesses	—	—	4.1

Net cash used in investing activities	(1,004.8)	(460.4)	(646.7)

BRASKEM S.A. AND ITS SUBSIDIARIES

CONSOLIDATED AND COMBINED STATEMENTS OF CASH FLOWS

YEARS ENDED DECEMBER 31—(Continued)

In millions of reais

	Consolidated		Combined
	2004	2003	2002
Short-term debt, net	(2,495.1)	(854.7)	(566.8)
Long-term debt
Issuances	2,454.3	1,693.5	1,142.0
Repayments	(991.6)	(389.3)	(1.8)
Related companies
Issuances	40.2	833.6	1,140.6
Repayments	(109.2)	(843.2)	(1,920.9)
Dividends paid to shareholders and minority interests	(4.2)	(72.3)	(32.4)
Share issue	1,211.0	—	14.4
Treasury share	8.2	—	—
Other	5.9	0.2	(12.3)

Net cash provided by (used in) financing activities	119.5	367.8	(237.2)

Increase (decrease) in cash and cash equivalents	1,063.7	487.9	(93.9)

Represented by
Cash and cash equivalents, at the beginning of the year	689.6	201.7	295.6
Cash and cash equivalents, at the end of the year	1,753.3	689.6	201.7

Increase (decrease) in cash and cash equivalents	1,063.7	487.9	(93.9)

Supplemental information
Cash paid during the year for
Interest	1,029.4	675.2	805.5
Income taxes	13.9	0.3	0.5

Major non-cash transactions

•	Issuance of shares for acquisition of minority interest (Note 1(b) and (c)).

•	Exchange of debt amounting to R$ 243.0 and debentures of 10th issue for the 11th issue of debentures (Note 1(a) and 16).

•	Exchange of debt amounting to R$ 145.1 for the 12th issue of debentures (Note 16).

The accompanying notes are an integral part of these financial statements.

BRASKEM S.A. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED AND COMBINED FINANCIAL STATEMENTS

at December 31, 2004, 2003 and 2002

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

(ii)    Econômico S.A. Empreendimentos (“ESAE”) auction and related transactions

Later in 1995, a Brazilian financial institution, Banco Econômico S.A. (“Banco Econômico”), collapsed, and the Central Bank intervened. At that time, Banco Econômico held a majority of the voting share capital of Conepar—Companhia Nordeste de Participações (“Conepar”), which in turn held 35.0% of the voting share capital of Politeno Indústria e Comércio S.A. (“Politeno”) and 66.7% of the voting share capital of Poliaden Petroquímica S.A. (“Polialden”), each of which had a minority participation in Norquisa. The Central Bank transferred Banco Econômico’s investment in Conepar to ESAE which was auctioned on July 25, 2001.

Nova Camaçari Participações S.A. (“Nova Camaçari”), an entity formed by the Odebrecht Group for the specific purpose of participating in the auction, acquired ESAE in the auction. On the same date, Nova Camaçari and the Odebrecht Group entered into the following coordinated transactions that were the first step in combining several Brazilian petrochemical companies into one company with integrated operations:

•	Nova Camaçari acquired the remainder of the share capital of Conepar through the acquisition of Intercapital Comércio e Participações Ltda. (“Intercapital”), which held shares of Conepar, and through a purchase from BNDES Participações S.A.—BNDESPAR.

•	Nova Camaçari acquired all the share capital of Proppet S.A. (“Proppet”).

•	The Odebrecht Group acquired a total of 39.7% of the voting share capital of Norquisa from Trikem S.A. (“Trikem”) and a subsidiary of Polialden.

•	Braskem acquired Nova Camaçari.

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

BRASKEM S.A. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED AND COMBINED FINANCIAL STATEMENTS—(Continued)

at December 31, 2004, 2003 and 2002

All amounts in millions of reais, unless otherwise indicated

In September 2001, Nova Camaçari, Intercapital and Proppet were legally merged into Braskem. As a result Braskem held, directly and indirectly, 100% of the share capital of Conepar, as well as controlling and minority interests in several other petrochemical companies. We remained controlled by Norquisa. The Odebrecht Group owned 39.7% of the voting share capital of Norquisa and, together with the Mariani Group, held a combined 55.8% of the voting share capital of Norquisa. On July 27, 2001, Odebrecht Química S.A. (“Odequi”), a subsidiary of the Odebrecht Group, and Petroquímica da Bahia S.A. (“PQBA”), a subsidiary of the Mariani Group, entered into a shareholders’ agreement covering their direct and indirect equity interests in Norquisa and the Company. Considering this shareholders’ agreement and the related voting rights, the Company is controlled by the Odebrecht Group since July 2001. In addition, on July 3, 2001 and July 20, 2001, Odequi and PQBA entered into memorandum of understanding with other Braskem shareholders: Petroquisa, and the Brazilian pension funds of Petrobras S.A. (“Petrobras”) and Banco do Brasil S.A. Under this memorandum of understanding, Petroquisa had an option exercisable through April 30, 2005 to acquire from us and in certain circumstances from the Odebrecht Group an equity participation in our voting and total share capital that would provide it with the same participation as collectively held by the Odebrecht Group, PQBA and Norquisa. The option is exercisable using Petroquisa’s shares in COPESUL—Companhia Petroquímica do Sul (“Copesul”) as consideration.

The change in control of Braskem was reported in a timely manner to the Brazilian antitrust authorities. In July 2002, the Secretariat for Economic Monitoring of the Finance Ministry (“SEAE”) issued a favorable opinion on the operation. On May 2, 2003, the favorable opinion of the Secretariat for Economic Law (SDE) was published without any restriction. The operation was submitted for the review and analysis of the Administrative Council for Economic Defense (“CADE”), but has not been judged up to the present time.

The Company (through Nova Camacari) acquired (i) all of the share capital of Conepar and (ii) all the share capital of Proppet. The amounts paid in the auction and in the joint sale process gave rise to goodwill of R$ 1,288.9 as follows:

Investment Acquired	Sellers	Purchase Price	Investments	Goodwill
100% of ESAE (56.31% of Conepar)	Banco Econômico	785.0	87.6	697.4

100% of Intercapital (31.92% of Conepar)	Nova Odequi Ltda. (51%)/Pronor Petroquímica S.A./CBP—Companhia Brasileira de Poliolefinas	445.0	47.7	397.3

11.76% of Conepar	BNDESPAR	167.8	24.7	143.1

Subtotal (Conepar)		1,397.8	160.0	1,237.8

100% Proppet	Nova Odequi Ltda. (49%)/Nitrocarbono S.A.	51.1	—	51.1

		1,448.9	160.0	1,288.9

The goodwill generated by the acquisition of Conepar was subsequently allocated to Conepar’s operating investees: Polialden and Politeno.

BRASKEM S.A. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED AND COMBINED FINANCIAL STATEMENTS—(Continued)

at December 31, 2004, 2003 and 2002

All amounts in millions of reais, unless otherwise indicated

In summary, the Company acquired (i) 42.64% of the share capital of Polialden, (ii) 30.99% of the share capital of Politeno, and (iii) all of the remaining share capital of Proppet. The amounts paid in the auction and in the joint sale process gave rise to goodwill of R$ 1,288.9 under Brazilian GAAP as follows:

Investment Acquired	Purchase Price	Book Value of Investments	Goodwill
30.99% of Politeno	739.4	56.9	682.5
42.64% of Polialden	658.4	103.1	555.3

Subtotal (100% of Conepar)	1,397.8	160.0	1,237.8
100% of Proppet	51.1	—	51.1

	1,448.9	160.0	1,288.9

(iii)    Mergers with OPP Produtos Petroquímicos S.A. (“OPP PP”) and acquisition of 52114 Participações S.A. (“52114”)

On August 16, 2002, to create a more fully integrated petrochemical company:

•	OPP PP, the holding company of the Odebrecht Group’s chemical and petrochemical assets, was merged into the Company which issued shares representing 43.7% of the voting and total share capital to the Odebrecht Group. This was a transaction between parties under common control and has been reflected retroactively in the financial statements since July 2001 when OPP PP and the Company initially came under common control. The principal assets of OPP PP were 81.3% of the total share capital of OPP Química S.A. (“OPP Química”), representing 100% of its voting share capital, (OPP Química, in turn, owned 64.6% of the voting share capital of Trikem) and 29.46% of the total share capital and voting share capital of Copesul; and

•	The Company acquired 52114, the holding company of the Mariani Group’s chemical and petrochemical assets, and issued shares representing 3.6% of the Company’s voting and total share capital to Pronor Petroquímica S.A. (“Pronor”), a subsidiary of the Mariani Group. The principal asset of 52114 was 92.3% of the total share capital of Nitrocarbono S.A. (“Nitrocarbono”).

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

BRASKEM S.A. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED AND COMBINED FINANCIAL STATEMENTS—(Continued)

at December 31, 2004, 2003 and 2002

All amounts in millions of reais, unless otherwise indicated

(v)    Sale of Norcell S.A. (“Norcell”) shares and acquisition of Cetrel S.A.—Empresa de Proteção Ambiental (“Cetrel”) shares

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

(vi)    Acquisition of common shares of Trikem and Polialden held by Mitsubishi Chemical Corporation (“Mitsubishi”) and Nissho Iwai Corporation (“Nisso Iwai”)

In July 2003, the Company increased its direct and indirect participation in the voting capital of its subsidiaries Trikem and Polialden to 87.9% and 100%, respectively, in transactions with the minority shareholders Nissho Iwai and Mitsubishi. Mitsubishi sold its participations in Trikem and Polialden for R$ 28.0 and R$ 21.6, respectively, which includes R$ 5.4 payable when the claim brought by Polialden’s shareholders is settled. Additionally, further consideration of R$ 16.2 is payable to Mitsubishi should settlement of this claim be favorable to Polialden. Nissho Iwai exchanged its participations in Trikem and Polialden for a participation in Braskem resulting in an increase in Braskem’s capital of R$ 39.7.

(vii)    Purchase of Trikem minority interests and upstream merger

On December 4, 2003, immediately following a Brazilian public exchange offer for the outstanding minority interests of Trikem in exchange for shares of the Company, we owned 52.33% of the total capital of Trikem. At an extraordinary general meeting held on January 15, 2004, the Company’s shareholders approved the upstream merger of Trikem into Braskem. As a result of the upstream merger, the Company acquired the remaining minority interests representing 46.4% of the total share capital of Trikem. The Company’s capital was increased by R$ 304.6 through the issue of 8,136,165,484 Class A preferred shares to be delivered to other shareholders of Trikem. Common shares were increased by 0.5% through the conversion of 121,948,261 Class A preferred shares into common shares.

(viii)    Monômeros

Under an agreement for Purchase and Sale of Shares, dated February 3, 2004, the Company purchased the outstanding minority shareholders of Copene Monômeros Especiais S.A. (“Monômeros”), becoming owner of 100% of the shares of this subsidiary. The acquisition price totaled R$ 14.8, corresponding to the book value of the shares acquired as at December 31, 2003. On March 31, 2004, the Extraordinary General Meeting approved the upstream merger of Monômeros into Braskem.

(ix)    Acquisition of minority interests of Polialden

On December 14, 2004, the Board of Directors approved the use of 505,050,433 Class A preferred shares of the Company, held in treasury, to be exchanged for 47,846,610 preferred shares of the subsidiary Polialden, held with third parties. In this transaction, the Company recorded negative goodwill of R$ 28.8. The Brazilian Securities Commission (Comissão de Valores Mobiliários, or “CVM”) approved the exchange of these shares outside the São Paulo Stock Exchange.

BRASKEM S.A. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED AND COMBINED FINANCIAL STATEMENTS—(Continued)

at December 31, 2004, 2003 and 2002

All amounts in millions of reais, unless otherwise indicated

(c)	Initial Public Offering of Shares (“Global Offering”)

On April 1, 2004, the Board of Directors approved the initial public offering of Class A preferred shares in Brazil and overseas, through the increase in capital within the authorized capital limit.

On September 22 and 27, 2004, the Board of Directors approved the issues of 12,285,000,000 and 1,170,000,000 shares, respectively, in the amount of R$ 90.00 per thousand shares, to be subscribed in Brazil and US$ 31.38 per thousand shares, to be subscribed overseas.

The closing of the offering occurred on September 28, 2004, after the payment of capital in the amount of R$ 1,211.0.

(d)	Administrative Council for Economic Defense (CADE)

In accordance with the law, the concentration resulting from the change in control of Braskem was notified in a timely manner to the antitrust authorities. In July 2002, the Secretariat for Economic Monitoring of the Finance Ministry (SEAE) issued a favorable opinion on the transaction. On May 2003, the favorable opinion of the Secretariat for Economic Rights (SDE) was published without any restrictions. The transaction was submitted for the review and analysis of the Administrative Council for Economic Defense (CADE), and in November 2003 CADE Prosecution Service also approved the transaction without any restrictions. In February 2004, the transaction was examined by the Federal Department of Public Prosecution, which also recommended the approval of the transaction. On September 27, 2004, the Company filed a request for the approval of the transaction arguing that the statute of limitation to judge the transaction had taken effect. In February 2005, CADE Prosecution Service issued an opinion disapproving the transaction based on lapse of time. The claim is currently waiting inclusion in the agenda for judgment by CADE’s Plenary Session.

2	Presentation of Financial Statements

The financial statements have been prepared in accordance with the accounting practices adopted in Brazil (“Brazilian GAAP”), which are based on:

•	Brazilian Law No. 6,404/76, as amended by Brazilian Law No. 9,457/97 and Brazilian Law No. 10,303/01;

•	the rules and regulations of the CVM; and

•	the accounting standards issued by the Brazilian Institute of Independent Accountants (Instituto dos Auditores Independentes do Brasil).

The consolidated financial statements prepared by the Company for statutory purposes, which include the stand-alone financial statements of Braskem S.A (holding company), were filed with the CVM in February 2005. The financial statements presented herein do not include the holding company’s stand-alone financial statements and are not intended to be used for statutory purposes.

The following reclassifications were made in 2003, for a better presentation and comparison between 2004 and 2003:

•	In permanent assets, the amount of R$ 1,912.7 that was presented in goodwill net, was reclassified into line items “Property, plant and equipment”, “Deferred charges” and “Deferred income”, in the amounts of R$ 320.9, R$ 1,652.3 and R$ 60.5, respectively.

BRASKEM S.A. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED AND COMBINED FINANCIAL STATEMENTS—(Continued)

at December 31, 2004, 2003 and 2002

All amounts in millions of reais, unless otherwise indicated

3	Significant Accounting Policies

(a)	Use of estimates

In the preparation of the financial statements, it is necessary to use estimates to record certain assets, liabilities and transactions. The financial statements of the Company include, therefore, various estimates regarding the selection of the useful lives of property, plant and equipment, as well as provisions for contingencies, income tax, pension plan assumptions, valuation of derivative and financial instruments, allowance for doubtful accounts, impairment provisions for property, plant and equipment and other similar amounts.

(b)	Revenue recognition and other income statement items

Revenue is recognized for product sales when risk and title to the product are transferred to the Company’s customers. Title generally passes when the product is delivered to our customers or their freight carriers. For the year ended December 31, 2002, the Company recognized revenue for product sales when shipped. This change in practice resulted in a reduction in operational income of R$ 3.9 in 2003.

Shipping and handling expenses are reported within net sales and amounted R$ 285.4, R$ 171.1 and R$ 145.6 in 2004, 2003 and 2002, respectively.

Results of operations are determined on the accrual basis of accounting. The provisions for income tax and the value-added tax on sales and services (Imposto Sobre a Circulação de Mercadorias e Serviços, or “ICMS”) expenses are recorded gross of the tax incentive portions, with the amounts related to tax exemption and reduction recorded in capital reserves.

In accordance with the requirements of CVM Deliberation 273 and Instruction 371, deferred income tax is stated at expected realizable value, as described in Note 18(b).

Exchange variations on foreign currency assets and liabilities are recorded as financial income and expenses, respectively.

Advertising expenses are expensed when incurred and were not significant for the years presented herein.

The Company has recognized in results for the year the market value of all derivative contracts relating to liabilities indexed to foreign currency or to international interest rates. At December 31, 2004, the Company had no outstanding derivative contracts (2003—R$ (4.1)).

The sales transactions between the Company and the merged companies (Note 1(b)(iv)) from January 1 and March 31, 2003 have been eliminated, and the taxes resulting from these sales, in the amount of R$ 24.2, were classified as “Other operating expenses”.

(c)	Current assets and long-term assets

Cash and cash equivalents consist principally of cash deposits and marketable securities or investments maturing within 90 days or less.

Other investments are recorded at the lower of cost and market value, except for derivative instruments.

Derivative instruments are recorded at lower of cost and their estimated fair value, based on market quotations for similar instruments as to future foreign exchange and interest rates. The Company has recognized in results for the year changes in the market value of derivative contracts relating to cross-currency interest rate and cross-currency interest rate swaps.

BRASKEM S.A. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED AND COMBINED FINANCIAL STATEMENTS—(Continued)

at December 31, 2004, 2003 and 2002

All amounts in millions of reais, unless otherwise indicated

The allowance for doubtful accounts is set up at an amount considered sufficient to cover estimated losses on the realization of the receivables, taking into account the Company’s loss experience, and includes amounts subject to litigation. In order to determine the overall adequacy of the allowance for doubtful accounts, we evaluate the amount and characteristics of our accounts receivable on a quarterly basis.

Inventories are stated at average purchase or production cost, which is lower than replacement cost or realizable value. Imports in transit are stated at the accumulated cost of each import. Inventories of consumable materials are classified in current assets or long-term receivables, considering their history of consumption.

Deferred tax assets are recognized when recoverability is more likely than not. Valuation allowances are recorded when necessary.

The other assets are shown at realizable values, including, where applicable, accrued income and monetary variations, or at cost in the case of prepaid expenses.

(d)	Permanent assets

Permanent assets are stated at cost indexed for inflation through December 31, 1995 and take into consideration the following:

•	Investments in associated companies are accounted for using the equity method, plus unamortized goodwill. Goodwill is calculated as the difference between the consideration paid and the book value of the net assets acquired. Total goodwill is divided between the fair values of assets and expected future profitability of the investees and is amortized over the useful life of the related assets or up to ten years in the case of future profitability. Goodwill is presented on the balance sheet within deferred charges. Other investments are carried at the cost of acquisition.

•	Property, plant and equipment are shown at cost and, as from 1997, include capitalized interest incurred during the construction period in connection with the expansion of production capacity of the plants. Previously interest was not capitalized.

•	Depreciation of property, plant and equipment is recorded on the straight-line method at the rates mentioned in Note 13.

•	Amortization of deferred charges is recorded over periods of up to ten years, as from the time benefits begin to accrue.

•	Impairment provisions are recorded when the projected operating income is not sufficient to absorb the depreciation or amortization of permanent assets. During 2004, the Company recorded an impairment provision of R$ 12.7, related to the fair market value of some machinery and equipment.

•	Plant routine maintenance and repair costs are expensed as incurred. Planned major maintenance of facilities occurs every one to six years. Expenditures that extend the useful lives or improve the capacity or efficiency of production facilities are recorded in deferred charges and amortized in production cost until the beginning of the next maintenance shutdown.

•	Long-term investments are recorded at the lower of cost and market value, except for shares in associated company intended for sale which is recorded under the equity method.

BRASKEM S.A. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED AND COMBINED FINANCIAL STATEMENTS—(Continued)

at December 31, 2004, 2003 and 2002

All amounts in millions of reais, unless otherwise indicated

(e)	Current and long-term liabilities

These liabilities are stated at known or estimated amounts, including accrued charges and monetary and exchange adjustments, when applicable.

Defined benefit pension plans are accounted for based on calculations performed by independent actuaries based on assumptions determined by the Company.

Provisions are recorded based on (i) existing legislation (even if that legislation is expected to be overturned as unconstitutional), (ii) for elimination of contingent gains resulting from compensation of tax credits which arose from judicial disputes and (iii) estimated payments of indemnities considered probable.

(f)	Deferred income

Deferred income includes negative goodwill, supported by the expected future profitability of those companies.

(g)	Combined statements

The combined, statements of operations, changes in shareholders’ equity, changes in financial position and cash flows include results of OPP Produtos Petroquímicos S.A. (“OPP PP”) including retroactive amortization of goodwill generated from acquisitions of entities under common control, as from January 1, 2002. Braskem (previously Copene Petroquímica do Nordeste S.A. (“Copene”)) legally merged with OPP PP on August 16, 2002, and since that date, OPP PP has been consolidated in the Company’s previously disclosed financial statements. This presentation has been approved by CVM. The differences between the loss for 2002 as previously disclosed and as presented herein on a combined basis are as follows:

Loss for year ended December 31, 2002
Brazilian GAAP loss, as originally disclosed	(957.7)
Combination effects on pre August 16, 2002 results of OPP PP	(310.7)
Retroactive amortization of goodwill generated on by the common control transactions	(100.3)
Others	(10.0)

Brazilian GAAP loss, as presented herein	(1,378.7)

BRASKEM S.A. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED AND COMBINED FINANCIAL STATEMENTS—(Continued)

at December 31, 2004, 2003 and 2002

All amounts in millions of reais, unless otherwise indicated

4	Consolidated Financial Statements

The consolidated financial statements include the financial statements of Braskem, its subsidiaries and jointly-controlled entities in which it has direct or indirect share control, as follows:

	Reference		Head office (country)	Interest in total capital (%)
				2004	2003	2002
Subsidiaries
Companhia Alagoas Industrial (“Cinal”)	(i	)	Brazil	63.03	32.98	19.86
Monômeros	(ii	)	Brazil	—	87.24	87.24
Copene Participações			Brazil	100.00	100.00	100.00
CPC Cayman Ltd. (“CPC Cayman”)	(i	)	Cayman Islands	100.00	52.33	42.12
CPN Distribuidora de Combustíveis Ltda. (“CPN Distribuidora”)			Brazil	100.00	100.00	100.00
CPN Incorporated Ltd. (“CPN Inc.”)			Cayman Islands	100.00	100.00	100.00
CPP—Companhia Petroquímica Paulista (“CPP”)			Brazil	90.71	90.71	90.71
ESAE	(iii	)	Brazil	—	—	100.00
Investimentos Petroquímicos Ltda. (“IPL”)			Brazil	100.00	100.00	100.00
Lantana Trading Company Inc. (“Lantana”)			Bahamas	100.00	100.00	100.00
Nitrocarbono	(iii	)	Brazil	—	—	92.29
Odebrecht Mineração e Metalurgia Ltda. (“OMML”)	(iv	)	Brazil	—	52.33	42.12
Odebrecht Química S.A. (“Odequi”)			Brazil	100.00	100.00	100.00
Odequi Investments Ltd. (“OIL”)			Bahamas	100.00	100.00	100.00
Odequi Overseas Inc. (“Overseas”)			Cayman Islands	100.00	100.00	100.00
OPE Investimentos S.A.	(v	)	Brazil	—	100.00	100.00
OPP Finance Ltd. (“OPP Finance”)	(vi	)	Cayman Islands	—	100.00	100.00
OPP Química	(iii	)	Brazil	—	—	100.00
OPP Resinas S.A.	(vii	)	Brazil	—	—	100.00
OQPA Importação e Exportação Ltda. (“OQPA”)			Brazil	100.00	100.00	100.00
Polialden América Inc.	(viii	)	USA	63.68	56.27	42.64
Polialden	(viii	)	Brazil	63.68	56.27	42.64
Proppet Overseas Ltd. (“Proppet Overseas”)	(vi	)	Bahamas	—	100.00	100.00
PSA Trading AVV	(ix	)	Aruba	—	—	100.00
Tegal—Terminal de Gases Ltda. (“Tegal”)	(i	)	Brazil	90.79	89.43	83.53
Trikem	(x	)	Brazil	—	52.33	42.12
TRK Brasil Trust S.A.	(iv	)	Brazil	—	52.33	42.12

Jointly-controlled companies	(xi	)
CETREL S.A—Empresa de proteção Ambiental (“CETREL”)			Brazil	40.56	33.92	27.17
Codeverde—Cia. de Desenvolvimento Rio Verde (“Codeverde”)			Brazil	35.49	35.44	35.42
COPESUL—Companhia Petroquímica do Sul (“Copesul”)			Brazil	29.46	29.46	29.46
Norcell	(xii	)	Brazil	—	—	86.15
Politeno Industria e Comércio S.A.			Brazil	33.88	33.88	34.66

BRASKEM S.A. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED AND COMBINED FINANCIAL STATEMENTS—(Continued)

at December 31, 2004, 2003 and 2002

All amounts in millions of reais, unless otherwise indicated

(i)	Participation increased due to the acquisition of minority interests of Trikem.
(ii)	Legally merged on March 31, 2004 (Note 1(b)).
(iii)	Legally merged into Braskem on March 31, 2003.
(iv)	Legally merged into Odequi on May 31, 2004.
(v)	Legally merged by the subsidiary Odequi on November 1, 2004.
(vi)	Wound-up in the first quarter of 2004.
(vii)	Legally merged into Braskem in March 2003.
(viii)	Increase in participation due to the exchange of shares with minority shareholders of Polialden (Note 1(b)).
(ix)	Ceased operations in 2003.
(x)	Legally merged on January 15, 2004 (Note 1(b)).
(xi)	Investments proportionally consolidated, as prescribed in CVM Instruction 247/96.
(xii)	Investment sold in July 2003.

In the financial statements, intercompany investments and the equity in the results, as well as the intercompany assets, liabilities, income, expenses and unrealized gains arising from transactions between consolidated companies, have been eliminated.

Minority interest in the equity and in the results of subsidiaries has been segregated in the balance sheet and statement of operations, respectively. Minority interest corresponds to the respective participations in CINAL, CPP, Polialden, Tegal, Monômeros and Trikem.

For purposes of the financial statements the cross-holding between the subsidiary Copene Participações and the Company, which arose from the corporate restructuring, has been reclassified to treasury stock. The subsidiary Copene Participações holds 145,082,980 common shares and 72,541,484 Class A preference shares, representing 0.24% of the Company’s total share capital at December 31, 2004.

BRASKEM S.A. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED AND COMBINED FINANCIAL STATEMENTS—(Continued)

at December 31, 2004, 2003 and 2002

All amounts in millions of reais, unless otherwise indicated

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

	Copesul			Cetrel			Norcell	Codeverde(ii)			Politeno
	2004	2003	2002(i)	2004	2003	2002	2002	2004	2003	2002	2004	2003	2002
Assets
Current assets	754.0	1,386.4	1,304.7	27.8	27.1	20.3	10.1	0.2	0.1	0.1	303.4	289.1	345.8
Long-term receivables	294.8	445.3	768.6	12.9	8.7	9.4	2.6	0.1	—	0.1	144.4	56.0	15.2
Permanent assets	1,158.8	1,230.3	1,435.3	108.3	107.2	107.8	114.6	42.6	41.7	40.9	191.3	199.3	198.8

Total assets	2,207.6	3,062.0	3,508.6	149.0	143.0	137.5	127.3	42.9	41.8	41.1	639.1	544.4	559.8

Liabilities
Current liabilities	745.7	1,052.2	1,713.1	26.4	20.0	15.2	3.1	0.1	—	0.1	155.9	87.3	99.7
Long-term liabilities	307.1	950.1	794.7	66.0	57.7	50.6	0.7	1.0	0.7	0.7	32.7	15.4	26.3
Deferred income	—	—	—	—	—	—	14.5	—	—	—	—	—	—
Minority interest	—	—	—	—	—	—	0.6	—	—	—	—	—	—
Shareholders’ equity	1,154.8	1,059.7	1,000.8	56.6	65.3	71.7	108.4	41.8	41.1	40.3	450.5	441.7	433.8

Total liabilities	2,207.6	3,062.0	3,508.6	149.0	143.0	137.5	127.3	42.9	41.8	41.1	639.1	544.4	559.8

Statement of operations
Net sales revenue	5,374.1	4,177.9	2,932.8	81.8	69.4	51.3	32.4	—	—	—	1,119.4	943.9	733.6
Cost of sales and services rendered	(4,417.6)	(3,773.1)	(2,536.7)	(64.1)	(57.0)	(45.6)	(28.5)	—	—	—	(865.4)	(749.0)	(592.2)

Gross profit	956.5	404.8	396.1	17.7	12.4	5.7	3.9	—	—	—	254.0	194.9	141.4

Operating income (expenses), net	(155.3)	(208.5)	(405.1)	(25.3)	(19.0)	(14.5)	2.3	—	—	—	(112.9)	(87.4)	(67.9)
Non-operating income (expenses), net	(0.8)	(0.9)	(54.3)	(1.1)	0.1	(0.8)	(8.1)	—	—	—	—	—	—

Income (loss) before social contribution and income tax and minority interest	800.4	195.4	(63.3)	(8.7)	(6.5)	(9.6)	(1.9)	—	—	—	141.1	107.5	73.5
Social contribution and income tax	(242.0)	(45.5)	31.2	—	—	—	(2.9)	—	—	—	(44.6)	(40.3)	(27.9)
Minority interest	—	—	—	—	—	—	0.1	—	—	—	—	—	—

Net income (loss) for the year/period	558.4	149.9	(32.1)	(8.7)	(6.5)	(9.6)	(4.7)	—	—	—	96.5	67.2	45.6

(i)	For purposes of proportional consolidation, exchange losses deferred in Copesul’s financial statements (as permitted by applicable CVM resolutions) have been recorded as incurred in accordance with the Company’s accounting policy.
(ii)	Pre-operating stage, consequently all pre-operational expenses are capitalized as deferred charges.

BRASKEM S.A. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED AND COMBINED FINANCIAL STATEMENTS—(Continued)

at December 31, 2004, 2003 and 2002

All amounts in millions of reais, unless otherwise indicated

5	Other Investments

	2004	2003
Current assets
Restricted cash equivalents	—	60.1
Investment fund (trading)	15.8	434.6
Others	4.7	—

	20.5	494.7

The Company’s investment fund comprises quotas, with underlying U.S. dollar-denominated debt securities, of a majority-owned fund which is managed and controlled by a leading international bank.

6	Other Long-Term Investments

	2004	2003
Shares of associated company held for sale	22.1	19.6
Subordinated quotas of investment fund (trading)	31.0	15.0
Others	36.7	14.6

	89.8	49.2

The shares in associated company held for sale refer to the book value of 20% of the capital of Borealis Brasil S.A. (“Borealis”). Subordinated quotas of investment fund represents our share of credit rights investment fund.

7	Trade Accounts Receivable

	2004	2003
Customers
Domestic market	1,004.4	996.6
International market	516.0	418.3
Advances on foreign deliveries	(75.7)	(65.9)
Allowance for doubtful accounts	(54.7)	(105.7)

	1,390.0	1,243.3
Long-term receivables	(23.1)	(27.1)

Current assets	1,366.9	1,216.2

The Company has been adopting policy of realizing domestic trade accounts, consisting mainly of the sale of its receivables to a credit rights investment fund which pays the Company earlier than the normal due date of these customer receivables.

During 2004, management wrote-off uncollectible receivables, which were fully provided for, in the amount of R$ 102.4. This write-off resulted in a decrease of trade accounts receivable and allowance for doubtful accounts in this amount.

BRASKEM S.A. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED AND COMBINED FINANCIAL STATEMENTS—(Continued)

at December 31, 2004, 2003 and 2002

All amounts in millions of reais, unless otherwise indicated

The changes in allowance for doubtful accounts are as follows:

	2004	2003
At the beginning of the year	(105.7)	(133.2)
Additions charged to selling expenses	(52.4)	(24.2)
Write-off of uncollectible receivables	102.4	—
Recoveries	1.0	51.7

At the end of the year	(54.7)	(105.7)

8	Inventories

	2004	2003
Finished goods	769.8	475.8
Work in process	47.9	58.6
Raw material, production inputs and packaging	415.6	224.4
Maintenance materials	276.7	224.5
Advances to suppliers	71.0	170.4
Imports in transit and others	5.5	33.5

Total	1,586.5	1,187.2
Long-term maintenance materials (*)	(50.4)	(115.6)

Current assets	1,536.1	1,071.6

(*)	Based on management’s expectation of utilization, part of the maintenance materials inventory was reclassified to long-term.

Advances to suppliers and expenditures for imports in transit are mainly related to the acquisition of naphtha, which is the Company’s main raw material.

9	Judicial Deposits and Compulsory Loan

	2004	2003
Judicial deposits
Social Integration Program (PIS)/Contribution for Social Security Financing (COFINS) (Note 17(iii))	96.5	94.0
Educational and social security contribution	29.3	21.5
Work accident insurance	14.1	14.1
Labor claims	11.3	15.6
Other	31.6	27.1
Compulsory loan (Eletrobrás)	15.8	19.0

	198.6	191.3

BRASKEM S.A. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED AND COMBINED FINANCIAL STATEMENTS—(Continued)

at December 31, 2004, 2003 and 2002

All amounts in millions of reais, unless otherwise indicated

10	Related Parties

	Balances at December 31, 2004
	Current assets		Long-term receivables	Current liabilities	Long-term liabilities
	Trade accounts receivable	Related parties	Related parties	Suppliers	Suppliers	Debentures	Related parties
Jointly-controlled entities
Copesul	0.3	—	—	9.8	—	—	102.9
Cetrel	0.1	—	—	1.0	—	—	—
Politeno	13.2	—	—	—	—	—	—
Associated companies
Petroflex Indústria e Comércio S.A. (“Petroflex”)	40.6	—	—	—	—	—	—
Borealis	6.6	—	—	—	—	—	—
Related parties
Ipiranga Petroquímica S.A. (related party of Copesul)	4.1	—	—	0.4	—	—	—
Monsanto Nordeste S.A. (related party of Cetrel)	0.3	0.6	0.5	—	—	—	1.9
Nitroclor Produtos Químicos S.A. (related party of Cetrel)	1.7	—	—	—	—	—	1.6
Odbpar Investimentos S.A.	—	—	—	—	—	867.9	—
Petrobras S.A. (“Petrobras”)	—	—	31.5	336.0	35.0	—	—
Petrobras Distribuidora S.A.	0.1	—	—	4.6	30.7	—	—
Pronor (related party of Cetrel)	0.3	—	—	—	—	—	3.2
Other	—	—	2.8	—	—	—	6.1

	67.3	0.6	34.8	351.8	65.7	867.9	115.7

	Balances at December 31, 2003
	Current assets	Long-term receivables	Current liabilities		Long-term liabilities
	Trade accounts receivable	Related parties	Suppliers	Related parties	Suppliers	Debentures	Related parties
Jointly-controlled entities
Copesul	2.6	—	259.3	—	—	—	157.4
Cetrel	—	0.3	0.1	—	—	—	—
Politeno	11.6	—	—	—	—	—	—
Associated company
Petroflex	18.1	—	—	—	—	—	—
Related parties
Refinaria Alberto Pasqualini—REFAP S.A. (related party of Copesul)	—	—	5.1	—	—	—	—
Ipiranga Petroquímica S.A. (related party of Copesul)	123.0	18.1	0.5	—	—	—	—
Natal Trading (related party of Copesul)	—	13.2	—	—	—	—	—
Nitroclor Produtos Químicos S.A. (related party of Cetrel)	0.9	—	—	—	—	—	1.5
Odbpar Investimentos S.A.	—	—	—	—	—	752.9	—
Petrobras	0.3	28.0	250.2	—	58.4	—	—
Pronor (related party of Cetrel)	—	—	—	—	—	—	3.1
Other	—	3.1	—	0.2	—	—	15.6

	156.5	62.7	515.2	0.2	58.4	752.9	177.6

BRASKEM S.A. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED AND COMBINED FINANCIAL STATEMENTS—(Continued)

at December 31, 2004, 2003 and 2002

All amounts in millions of reais, unless otherwise indicated

	Transactions
	2004			2003			2002
	Products sales/ revenues	Utilities, services and raw material purchases	Interest income and (expenses)	Products sales/ revenues	Utilities and raw material purchases	Interest income and (expenses)	Products sales/ revenues	Utilities and raw material purchases	Interest income and (expenses)
Jointly-controlled entities
Copesul	1.6	1,659.7	(42.5)	72.0	1,220.9	(80.2)	32.0	1,196.9	(58.7)
Cetrel	0.7	12.5	—	0.1	7.5	—	0.1	13.5	—
Politeno	623.1	—	—	451.4	—	—	352.2	—	—
Associated companies
Borealis	141.3	—	—	107.6	—	(0.2)	62.9	—	—
Petroflex	390.8	—	—	331.3	—	—	216.9	—	3.6
Related parties
Refinaria Alberto Pasqualini—REFAP S.A. (related party of Copesul)	—	114.3	—	—	163.8	—	1.3	290.7	—
Ipiranga Petroquímica S.A. (related party of Copesul)	504.8	28.2	2.0	358.2	78.9	7.4	630.9	28.5	53.7
Nitroclor Produtos Químicos (related party of Cetrel)	0.8	—	—	—	—	—	—	—	—
Monsanto Nordeste S.A. (related party of Cetrel)	2.5	—	—	—	—	—	—	—	—
Petrobras(*)	—	4,190.2	—	14.1	4,546.9	2.8	14.0	2,801.1	—
Petrobras Distribuidora S.A.	4.0	164.5	—	—	—	—	—	—	—
Pronor (related party of Cetrel)	1.6	—	—	—	—	—	—	—	—
Construtora Norberto Odebrecht S.A.	—	32.5	—	—	—	—	—	—	—
Other	—	—	1.9	—	—	0.2	57.9	58.6	—

Year ended December 31	1,671.2	6,201.9	(38.6)	1,334.7	6,018.0	(70.0)	1,368.2	4,389.3	(1.4)

(*)	The Company is dependent on Petrobras for supply of raw materials.

Transactions with related parties are carried out at market prices.

BRASKEM S.A. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED AND COMBINED FINANCIAL STATEMENTS—(Continued)

at December 31, 2004, 2003 and 2002

All amounts in millions of reais, unless otherwise indicated

11	Taxes Recoverable

	Reference	2004	2003
Value-added Tax (ICMS) recoverable	(i)	438.1	213.4
Excise Tax (IPI) recoverable (regular operations)		47.8	68.2
Zero-rated IPI	(ii)	—	480.9
PIS		50.6	52.7
Income tax and social contribution		77.8	108.8
Income tax on net income (ILL)		68.0	67.0
Social investment fund—Finsocial		14.2	14.2
Other		41.6	31.3

		738.1	1,036.5
Current assets		(482.0)	(395.9)

Long-term receivables		256.1	640.6

(i)	ICMS recoverable

Braskem increased its accumulated ICMS credit during 2004—in particular, in the States of Bahia and Rio Grande do Sul—on account of the high export volumes in these States and also because of changes in tax legislation that limited the transfer of credits to third parties.

The Company’s management is working on accelerating recovery of this asset as, for example, through the recent agreement with the State of Bahia which extends the ICMS deferral benefit to the import of petrochemical naphtha.

(ii)	Zero-rated IPI

In July 2000, the merged company OPP Química filed a legal action to sustain the full application of the non-cumulative principle of the Excise Tax (IPI), requesting the right to a tax credit on purchases of raw materials that are exempt from IPI, whether or not subject to a zero rate, in relation to the operations of the establishments located in the State of Rio Grande do Sul.

On December 19, 2002, the Federal Supreme Court (STF), based on its previous plenary decisions about the subject, judged an Extraordinary Appeal lodged by the National Treasury and fully confirmed the decision of the Regional Federal Court (TRF) of the 4th. Region, which recognized that OPP Química has the right to a credit of IPI on these purchases, covering the ten years prior to the filing of the suit, including the related monetary restatement and SELIC rate for the period up to the date of the actual use of the credits.

The STF decision is subject to appeal requesting by the National Treasury and is still pending judgment by the Second Panel of the STF. The action no longer questions the right to the IPI credit but alleges imprecision in the decision regarding exempt inputs and raw materials, the restatement of the credit and the rate to be used for credit calculation purposes.

However, according to the opinion of its legal advisors, all these aspects have already been defined in the STF and TRF decisions favorable to OPP Química, or even in the plenary decisions of the STF. For this reason, the appeal does not represent any possibility of changes in OPP Química’s right to the credit, since the STF is appealing the matter in a similar claim, involving another taxpayer, the judgment of which is currently suspended.

BRASKEM S.A. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED AND COMBINED FINANCIAL STATEMENTS—(Continued)

at December 31, 2004, 2003 and 2002

All amounts in millions of reais, unless otherwise indicated

In December 2002, OPP Química recognized the corresponding undue tax in the amount of R$ 1,030.1, which was offset by the Company with the IPI and other federal taxes due. The Company also has similar lawsuits regarding the purchase of exempt inputs and raw materials, subject or not to the zero rate by its branches located in the States of São Paulo, Bahia and Alagoas (Note 17(ii)).

12	Investments

(a)	Associated companies

The Company’s participation on associated companies is as follows:

	Head office (country)	Interest in total capital (%)
		2004	2003	2002
Associated companies
Rionil Compostos Vinílicos Ltda. (“Rionil”)	Brazil	33.33	33.33	33.33
Sansuy Indústrias Químicas S.A. (“Sansuy”)	Brazil	20.00	20.00	20.00
Petroflex	Brazil	20.12	20.12	20.12

	2004				2003
	Rionil	Sansuy	Petroflex	Total	Total
As of January 1	2.0	2.2	33.5	37.7	27.4
Equity in results	—	0.7	17.3	18.0	12.7
Dividends	—	—	—	—	(0.7)
Reversal of revaluation	—	—	—	—	(1.3)
Amortization of goodwill	—	—	—	—	(0.4)

As of December 31	2.0	2.9	50.8	55.7	37.7

(b)	Information on investments in the main jointly-controlled companies, included in proportional consolidation under CVM 247

Copesul

Copesul is engaged in the manufacture, sale, import and export of basic petrochemical products and the production and supply of utilities, such as steam, water, compressed air, electrical energy, to the companies in the Triunfo Petrochemical Complex in the State of Rio Grande do Sul. Copesul also provides various other services to these companies. Goodwill on this investment is based on future profitability and will be amortized up to August 2011.

Politeno

Politeno is engaged in the manufacture, processing, direct or indirect sale, consignment, export, import and transportation of polyethylene and by-products, as well as the participation in other companies. The main raw material for all of its products is ethylene, which is supplied by Braskem. Politeno operates an industrial plant in the Northeastern Complex. Goodwill on this investment is based on future profitability and will be amortized up to August 2011.

The external auditors of Politeno issued an opinion on its financial statements at December 31, 2004, with an emphasis paragraph showing the uncertainties in relation to the recovery of ICMS recoverable, in the amount

BRASKEM S.A. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED AND COMBINED FINANCIAL STATEMENTS—(Continued)

at December 31, 2004, 2003 and 2002

All amounts in millions of reais, unless otherwise indicated

of R$ 115.3. According to the opinion, management is discussing with the Finance Secretariat of the State of Bahia the adoption of measures in order to provide choices for the recovery of the mentioned credit.

Cetrel

The principal activity of Cetrel is to provide services related to environmental controls and protection to petrochemical companies. Goodwill on this investment is based on future profitability and will be amortized up to July 2013.

13	Property, Plant and Equipment

	2004			2003	Annual depreciation rates—%
	Cost	Accumulated depreciation	Net	Net
Land	46.5	—	46.5	55.7	—
Buildings and improvements	941.7	(396.8)	544.9	440.2	2 to 10
Machinery, equipment and installations	7,417.8	(3,203.3)	4,214.5	4,396.2	3.3 to 20
Mines and wells	26.0	(21.4)	4.6	1.3	4 to 10
Furniture and fixtures	39.4	(33.8)	5.6	7.0	10
Information technology	56.4	(45.1)	11.3	9.9	20
Construction-in-progress	554.7	—	554.7	405.4	—
Other	31.0	(15.9)	15.1	37.2	Up to 20

	9,113.5	(3,716.3)	5,397.2	5,352.9

Construction in progress relates principally to projects for operating improvements to increase the useful life of the industrial units, as well as health, technology and security projects.

At December 31, 2004, property, plant and equipment includes goodwill arising from legally merged and consolidated companies (Note 1(b)) in the amount of R$ 937.2 (2003—R$ 717.5), transferred in conformity with CVM Instruction 319/99.

14	Deferred Charges

	2004	2003
Costs
Pre-operating expenses	244.6	289.4
Rights to manufacturing processes	57.0	53.7
Organization and implementation expenses	317.4	239.9
Expenditures for structured operations	436.0	314.3
Goodwill acquisition investments	2,409.5	2,538.1
Expenditures for programmed stoppages (major overhauls)	500.5	342.6
Research and development	91.2	86.2
Catalysts and other	104.3	57.1

	4,160.5	3,921.3
Accumulated amortization	(1,055.5)	(745.8)

	3,105.0	3,175.5

BRASKEM S.A. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED AND COMBINED FINANCIAL STATEMENTS—(Continued)

at December 31, 2004, 2003 and 2002

All amounts in millions of reais, unless otherwise indicated

Goodwill on acquisition of investments is based on the future profitability and is being amortized in up to ten years, according to the appraisal reports issued by independent experts. The record of goodwill in deferred charges is in conformity with CVM Instructions 319/99 and 247/96.

Goodwill amortization are recorded within depreciation and amortization and amounted to R$ 332.1 in 2004 (2003—R$ 362.9). Included in these amounts are the goodwill amortization of legally merged companies which totaled R$ 170.7 in 2004 (2003—R$ 205.5).

If the legal merger of Trikem S.A. had taken place in January 1, 2002 the following reclassifications would have been made for both years ended December 31, 2003 and 2002:

•	In statement of cash flows “amortization of goodwill (negative goodwill, net)” would have been decreased by R$ 84.4 and “depreciation, amortization and depletion” would have been increased by R$ 84.4.

•	In consolidated and combined statements of operations “amortization of goodwill (negative goodwill, net)” would have been decreased by R$ 84.4, “depreciation and amortization” would have been increased by R$ 57.6 and “cost of sales and services rendered” would have been increased by R$ 23.8.

On scheduled dates, varying from one to six years, the Company performs total or partial overhauls of its facilities. The costs associated with overhauls are deferred and amortized over the period until the beginning of the next corresponding overhaul.

15	Loans and Financings

	Annual financial charges	2004	2003
Foreign currency-denominated
Foreign notes payable (Eurobonds)	Note 15(a)	700.5	1,636.9
Advances on export contracts	2004 US$ + interest of 2.30% to 6.0 (2003 US$ + interest of 6.25% to 12.30%)	351.9	458.5
Export prepayment	Note 15(b)	910.9	1,182.5
Medium term notes	Note 15(c)	1,581.4	1,369.2
Raw material financing	2004 US$ + interest of 0.53% to 7.65% above LIBOR	467.1	4.8
	2004 US$ and YEN + fixed interest of 6.90% (2003 US$ and YEN + fixed interest of 4.75% to 8.26%)	4.4	238.5
Permanent assets financing	2004 US$ + interest of 3.88% above LIBOR (2003 US$ + interest of 0.50% to 3.88% above LIBOR)	29.9	276.3
	2004 US$ + fixed interest of 4.75% to 13.64% (2003 US$ + fixed interest of 6.49% to 7.14%)	28.9	45.3
Working capital	2004 US$ + interest of 5.00% to 7.50% (2003 US$ + interest of 3.55% to 13.64%)	102.8	8.0
Local currency-denominated
Working capital	2004 interest of 0.30% to 11.00% + fixed restatement (IGPM TJLP and CDI)
	2003 interest of 2.42% to 14.03% + fixed restatement (SELIC and CDI)	34.1	332.5

BRASKEM S.A. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED AND COMBINED FINANCIAL STATEMENTS—(Continued)

at December 31, 2004, 2003 and 2002

All amounts in millions of reais, unless otherwise indicated

	Annual financial charges	2004	2003
	2004 US$ + interest of 4.50% 2003 US$ + interest of 7.0% to 13.00%	11.0	148.8
	2003 fixed interest of 30.61% to 41.42%	—	74.7
Government Agency for Machinery and equipment financing (FINAME)	Fixed interest of 3.00% to 11.00% + fixed restatement (TJLP)	17.1	32.0
National Bank for economic and Social Development (BNDES)	Fixed interest of 2.50% to 12.60% + fixed restatement (TJLP and UMBNDES)	171.2	280.1
Bank of the Northeast of Brazil (BNB)	Fixed interest of 11.81%	31.5	—
Acquisition of shares	Fixed interest of 4.00% to 4.50% + fixed restatement (TJLP and IGPM)	176.3	253.0
Vendor	Fixed interest of 18.00% to 20.04%	168.6	—
Others	Fixed interest between 14.00% and 21.00% + payment bonus of 15.00% or 112.00% of CDI	39.2	0.7

		4,826.8	6,341.8
Less: current liabilities		(1,775.6)	(2,726.5)

Long-term liabilities		3,051.2	3,615.3

CDI	=	InterbankCertificate of Deposit Rate
UMBNDES	=	BNDES Monetary Unit
LIBOR	=	London Interbank Offered Rate
TJLP	=	Long-term Interest Rate, published by the Brazilian Central Bank

(a)	U.S. dollar-denominated notes payable

In June 1997, the Company issued bonds in the amount of US$ 150.0 million, maturing in June 2007 and bearing annual interest of 9%, payable semiannually.

The Company also had outstanding bonds originally issued through OPP Química as follows: (1) US$ 125.0 million issued in February 1996, which matured in February 2004 and bore annual interest of 11.5%, payable semiannually; and (2) US$ 100.0 million issued in October 1996, which matured in October 2004 and bore annual interest of 11%, payable semiannually. These OPP Química bonds have been fully paid at maturity.

In July 1997, Trikem issued bonds in the amount of US$ 250.0 million, maturing in July 2007 and bearing annual interest of 10.625%, payable semiannually. These notes grant exclusively to Trikem the right to repurchase the bonds on July 24 of each year as from July 2002.

(b)	Export prepayment

The consolidated balance of prepayment of exports includes the balance of an advance of US$ 100.0 million made by a foreign customer of Trikem in August 1997 with a limit for shipment of up to June 2004, bearing annual interest of 12%. This balance was fully paid in October 2004. At December 31, 2003, the balance amounted US$ 47.2 million (R$ 136.4).

BRASKEM S.A. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED AND COMBINED FINANCIAL STATEMENTS—(Continued)

at December 31, 2004, 2003 and 2002

All amounts in millions of reais, unless otherwise indicated

On December 28, 2001, the Company obtained funds in the amount of US$ 250.0 million as prepayment of exports. This loan was placed in two tranches. The first tranche, in the amount of US$ 80.0 million, had a settlement term up to December 2004 and bore interest of 4.25% per annum plus 3 month LIBOR, payable on a quarterly basis and was repaid upon maturity. The second tranche, in the amount of US$ 170.0 million was also repaid upon maturity. The debt balance at December 31, 2003 was US$ 223.1 million—R$ 644.5.

In December 2002, OPP Química received an advance from a foreign customer, in the amount of US$ 97.2 million, with annual interest of 3.75%, plus semiannual LIBOR, in addition to the exchange variation. In November 2004, the Company renegotiated the terms of this advance, reducing the spread to 1.25% per annum (p.a.). This advance will be repaid through shipments made up to June 2006. The balance due at December 31, 2004 is US$ 47.0 million—R$ 124.8 (2003—US$ 96.7 million—R$ 279.3).

In June 2004, the Company obtained funds in the amount of US$ 200.0 million as a prepayment of exports divided in two tranches. The first tranche, in the amount of US$ 145.0 million, has a settlement term up to December 2007 and bears interest of 3.5% per annum plus six month LIBOR, payable semiannually. The second tranche, in the amount of US$ 55.0 million, has a settlement term up to June 2009 and bears interest of 4.5% per annum plus six month LIBOR, payable semiannually. The balance due, at December 31, 2004, was US$ 200.6 million—R$ 532.6.

In August 2004, the Company obtained funds in the amount of US$ 50.0 million as a prepayment of exports. In addition to the foreign exchange variation, the advance bears annual interest of 3% plus six month LIBOR up to January 2005 and 3 month LIBOR as from that date up to the final maturity, in October 2006. This advance will be amortized with exports between July 2004 and October 2006. The balance due, at December 31, 2004, was US$ 51.0 million—R$ 135.4.

The Company has also other export prepayment financing in the amount of US$ 45.2 million—R$ 119.9 at December 31, 2004. At December 31, 2003, the balance of these financings was US$ 42.3 million—R$ 122.3, which will be settled at various dates through February 2006. In addition to foreign exchange variation, the Company pays annual interest on these export prepayment financings ranging from 0.30% to 4.63% above LIBOR.

(c)	Medium-term note (“MTN”) program

In July 2003, Braskem established an MTN Program providing for issuances of notes in an aggregate principal amount of up to US$ 500.0 million. The Company’s Board of Directors, at a meeting on December 16, 2003, authorized an increase in the MTN program up to an aggregate principal amount of US$ 1 billion and an extension in the term from five to ten years.

The total of notes issued under the MTN program at December 31, 2004 is summarized as follows:

			US$ million		R$
Issues	Interest %	Maturity	2004	2003	2004	2003
1st Tranche—July 2003	10.50	July 2004	121.0	121.0	—	349.6
2nd Tranche—October 2003	9.25	October 2005	65.0	65.0	172.5	187.8
3rd Tranche—November 2003	12.50	November 2008	275.0	275.0	730.0	794.5
4th Tranche—January 2004	11.75	January 2014	250.0	—	663.6	—

			711.0	461.0	1,566.1	1,331.9

Interest accrued					15.3	37.3

Balance at December 31					1,581.4	1,369.2

BRASKEM S.A. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED AND COMBINED FINANCIAL STATEMENTS—(Continued)

at December 31, 2004, 2003 and 2002

All amounts in millions of reais, unless otherwise indicated

(d)	FINAME, BNDES and BNB

These loans relate to various operations for the increase in production capacity, environmental programs, operating control centers, laboratory and waste treatment stations. Principal and charges are payable monthly up to June 2016.

(e)	Acquisition of shares

The loans for purchase of shares relate to:

(i)  the acquisition from BNDESPAR of Conepar shares, in September 2001 by Nova Camaçari. The loan principal is payable in full on August 15, 2006. The principal bears annual interest of 4% plus TJLP, payable annually as from August 15, 2002. At December 31, 2004, the balance including accrued interest was R$ 176.3 (2003—R$ 177.3); and

(ii)  the acquisition by Odequi in September 1992 of the shares of the companies that subsequently merged to form OPP Química. This acquisition was financed by the Banco do Brasil S.A. for 12.5 years and the loan is restated by the IGP-M index plus annual interest of 4.5%. Interest is paid semiannually in March and September as from March 1993 and the principal is being repaid in 18 semiannual successive installments since April 1996. The balance at December 31, 2003 was R$ 75.7.

Long-term loans mature in the following years:

	2004	2003
2005	—	1,042.7
2006	620.0	503.4
2007	946.6	1,237.6
2008	772.5	831.6
2009 and thereafter	712.1	—

	3,051.2	3,615.3

In the case of short-term loans, the Company has given security in the form of trade bills receivable and promissory notes guaranteed by shares. Certain working capital borrowings are secured by letters of credit and bank guarantees.

Long-term loans are secured by fixed assets, shares, guarantees of the shareholders and bank guarantees. Certain long-term borrowings are secured by mortgages on the Company’s industrial plants with a net book value of R$ 134.5. Additionally, certain loans related to the acquisition of fixed assets are secured by shares.

BRASKEM S.A. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED AND COMBINED FINANCIAL STATEMENTS—(Continued)

at December 31, 2004, 2003 and 2002

All amounts in millions of reais, unless otherwise indicated

16	Debentures

The Company’s debenture position is summarized as follows:

	2004	2003
As of January 1	1,492.0	1,222.3
Accrued interest and financial charges	444.1	280.7
Issuance(*)	1,500.0	140.3
Repayments	(2,263.2)	(151.3)

At the end of the year	1,172.9	1,492.0

Less: current liabilities	(5.0)	(349.0)

Long-term liabilities	1,167.9	1,143.0

(*)	Part of total amount issued R$ 243.0 million, were used to repay long and short term advance for purchases of credit rights in the amounts of R$ 107.7 e R$ 135.3, respectively.

(a)	1st private issue

On May 31, 2002, OPP PP issued R$ 591.9 subordinated convertible debentures to Odebrecht S.A, and further transferred its title to ODBPAR Investimentos S.A. (“ODBPAR”). These debentures became the Company’s obligation as a result of the merger of OPP PP into the Company on August 16, 2002. These debentures have the following terms:

Single Series
Final maturity date	July 31, 2007
Annual interest	TJLP variation, plus 5% p.a.

ODBPAR has the option to convert these debentures into Class A preferred shares at any time. The payment of its principal and interest will only occur on their final maturity date. There is no partial or total redemption clause allowing payments before this date.

(b)	10th public issue

On October 1, 2001, the Company issued and sold two series of the 10th issue of its non-convertible debentures, consisting of 4,108 of the 1st series and 2,142 of the 2nd series, totaling R$ 625.0. In January 2004, the Company redeemed 2,289 of the 1st series of debentures and 945 of the 2nd series of debentures and, at September 30, 2004, the Company redeemed in advance the remaining debentures. All of the debentures are held in treasury and will be cancelled.

(c)	11th public issue

The Company issued and sold the 11th series of its debentures in the aggregate principal amount of R$ 1,200.0 during the first quarter of 2004. These debentures were not convertible into shares and have a final maturity date of December 1, 2007. These debentures are repayable in 36 monthly equal, successive installments, beginning on January 1, 2005, and bear interest at the rate of CDI plus 4.5% per annum. On November 3, 2004, the Company redeemed in advance all debentures of this issue, as permitted by Clause 5.19 of the Deed of Issue. After redemption, debentures were cancelled.

BRASKEM S.A. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED AND COMBINED FINANCIAL STATEMENTS—(Continued)

at December 31, 2004, 2003 and 2002

All amounts in millions of reais, unless otherwise indicated

(d)	12th public issue

On September 29, 2004, the Company issued and sold the 12th series of its debentures in the aggregate principal amount of R$ 300.0. These debentures are not convertible into shares and have a final maturity date of June 1, 2009. These debentures are repayable at its final maturity date and bear interest at the rate of 117% of CDI per annum.

17	Taxes and Contributions Payable—Long-term Liabilities

	Reference		2004	2003
Compensation of IPI credits
IPI—export credit	(i	)	462.8	413.1
IPI—purchase of zero-rated materials	(ii	)	406.9	307.0
IPI—consumable materials and equipment			34.8	31.9
Other taxes and contributions payable
PIS/COFINS—Law 9718 of 1998	(iii	)	320.6	284.9
Education contribution, SAT and INSS			31.2	26.5
Special Installment Program (PAES)—Law 10684/03	(iv	)	49.7	56.3
Tax Recovery Program (REFIS)—Law 9964/00	(v	)	3.2	9.2
Others			22.9	20.2

			1,332.1	1,149.1

The Company has brought legal actions challenging certain alterations in the tax law and defending, among other things, the right to IPI credits on the purchase of raw materials and the export of products. With regard to the contingent IPI credits, which had been offset against various federal taxes payable, the Company and its subsidiaries recorded liabilities to eliminate the contingent gain and accrued interest on these liabilities based on SELIC. The Company has not recorded tax assets for uncompensated credits that have not been used to offset other tax obligations as they are considered contingent assets. Even though this refers to one of the matters brought to courts, the undue tax payment mentioned in Note 11(ii) was recorded because it was a credit effectively realized to the benefit of the Company.

(i)	IPI—Export credit

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

The Company and the merged company Nitrocarbono filed for a writ of security that discusses the right to the IPI credit, in September 2003. The decision was favorable, guaranteeing that the credit for the past five years as from the date of initiation of the suit and its offset against all taxes administered by the Federal Revenue Secretariat. An appeal by the Federal Government was made and is waiting for a judgment by the TRF of the 1st Region.

BRASKEM S.A. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED AND COMBINED FINANCIAL STATEMENTS—(Continued)

at December 31, 2004, 2003 and 2002

All amounts in millions of reais, unless otherwise indicated

The merged company OPP Química obtained a preliminary injunction in this action, partially confirmed by a sentence, authorizing it to use the benefit calculated on the exports of the units located in Rio Grande do Sul, to offset federal taxes due. The decision was revoked by the The Regional Federal (TRF) of the 4th Region, against which special and extraordinary appeals were lodged and are awaiting judgment in the Higher Court of Justice (STJ) and Supreme Court (STF), respectively.

The merged company Trikem, in the unit installed in São Paulo, filed a injunction to request the same credit. The process is still waiting for a judgment in the Trial Court.

The merged companies OPP Química and Trikem, in the industrial units installed in Bahia, filed a civil action on the matter. The decision was unfavorable and the Company lodged an Appeal against it. The judgment of this appeal is pending a decision by the TRF of the 1st Region.

The merged company Trikem in the industrial units installed in the State of Alagoas, filed a writ of security on the matter. The security was granted and the credit was assured for the 10 (ten) years before bringing the suit. The TRF of the 5th Region maintained the favorable decision, however, it limited the length of the term for use of credits to five years. Against this decision; special and extraordinary appeals were lodged and are awaiting judgment in the Higher Court of Justice (STJ) and Supreme Court (STF), respectively.

The external legal advisors of the Company, considers that the chances of success with respect to the export credit itself and the effects of the monetary restatement (expurgations, monetary correction and SELIC rate) are probable, even with the recent adverse decisions of the matter in the STJ.

(ii)     IPI—Purchase of zero-rated materials

In addition to the legal action filed in the State of Rio Grande do Sul, with a decision of the STF in its favor (Note 11(ii)), the Company and its merged companies OPP Química and Trikem have similar legal actions in the States of São Paulo, Bahia and Alagoas, to support the right to the IPI credit on the purchases of raw materials and input materials exempt, not taxed or taxed at the zero rate. The process in São Paulo is awaiting decision in the lower court. In this case, the preliminary injunction was denied and the TRF of the 3rd Region granted suspensive effects to recognize the right to that credit. The process originated in Bahia obtained a favorable decision in the TRF of the 1st Region, which was the object of a Special and Extraordinary Appeal by the Federal Government. The Special Appeal was not accepted by the TRF and STJ and the Extraordinary Appeal awaits judgment in the STF.

(iii)     PIS/COFINS—Law 9718 of 1998

Effective as from February 1999, the basis and applicable rates for PIS and COFINS contributions were increased through Law 9718 of 1998.

COFINS—Increase in the rate from 2% to 3% and expansion of the concept of billings to include in the contribution calculation practically all income earned by companies, in addition to the sales of products and services.

PIS—Expansion of the calculation basis identical to COFINS.

The Company, in different legal actions, has challenged the constitutionality of the expansion in the calculation basis for the period from February 1999 to November 2002. Based on a new PIS law issued in 2002,

BRASKEM S.A. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED AND COMBINED FINANCIAL STATEMENTS—(Continued)

at December 31, 2004, 2003 and 2002

All amounts in millions of reais, unless otherwise indicated

the expanded basis was applicable since December 2002, and is no longer questioned as from that date. The Company records provisions in accordance with amounts due under Law No. 9718, and, based on the advice of its external legal counsel, the Company believes that it is reasonably possible that the portion of the Law in respect of the expanded contribution base may be upheld as being constitutional. Provisions have been recorded based on amounts payable under the expanded basis and increased rates in accordance with Law No. 9718, while awaiting a final decision in relation to constitutionality.

The amounts set forth in Note 9 with respect to PIS and COFINS are judicial deposits made by the Company with respect to PIS and COFINS taxes calculated using the expanded basis under Law No. 9718 for the periods the law applied.

The status of each of the actions is as follows:

•	Braskem continues its COFINS claim and deposits on the calculation expanded basis under Law No. 9718. PIS, on the same calculation basis, was deposited up to November 2002.

•	Based on a judicial order, OPP Química, up to August 2002, was not obliged to pay or deposit any of the increases introduced by Law 9718 in respect of COFINS. Also, based on a judicial order, OPP Química was not obliged to pay or deposit any of the increases in respect of PIS up to November 2002. As from December 2002, this contribution was paid on the expanded basis.

•	In August 2003, Trikem chose to desist from part of the proceedings with respect to the increase in rate and, through PAES (Note 17(iv)), settled the amount due in installments between February 1999 and February 2003.

•	With respect to PIS, the situation of Trikem is the same as OPP Química, as parties to the same legal process.

•	The subsidiary Polialden filed a legal action to pay COFINS at the rate of 2% and not 3%. In September 2001, the ruling rejecting the claim was published. Polialden lodged an appeal with the lower court, but this was rejected. An extraordinary appeal to the Federal Supreme Court (STF) against this ruling has been lodged.

•	Up to January 2004, Polialden paid COFINS at the rate of 2% and deposited in court the remaining 1%. As from February 2004, Polialden started to pay COFINS according to Law No. 10833/03, which introduced new criteria for the payment of COFINS.

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

In August 2003, Trikem chose to desist from its legal action in relation to claims relating to the COFINS (Note 17(iii)) to take advantage of the favorable payment terms of the program. The amount due is being paid in 120 installments and the option was confirmed with payment of the first installment on August 31, 2003. At December 31, 2004 the balance due is R$ 56.3, consisting of R$ 6.6 in current liabilities and R$ 49.7 in long-term liabilities (2003—R$ 62.8, consisting of R$ 6.5 in current liabilities and R$ 56.3 in long-term liabilities).

BRASKEM S.A. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED AND COMBINED FINANCIAL STATEMENTS—(Continued)

at December 31, 2004, 2003 and 2002

All amounts in millions of reais, unless otherwise indicated

(v)     REFIS—Law 9964/00

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

18	Income Tax and Social Contribution on Net Income

(a)	Income tax reconciliation

	2004	2003	2002
Income (loss) before income tax and minority interest	794.4	564.2	(1,477.9)
Income tax and social contribution benefit (expense) at statutory rate 34%	(270.1)	(191.8)	502.5
Income tax on equity in earnings of associates	(9.5)	24.5	(29.4)
Non-deductible amortization of goodwill	(26.4)	(87.0)	(100.1)
Exempt exchange gains (losses) on foreign currency	(2.5)	(43.2)	111.3
Income tax incentives (Note 19(a))	16.9	28.8	0.4
Other permanent differences	(8.3)	(23.4)	(12.7)
Tax effect of social contribution tax exemption ((c) below)	65.1	64.0	(128.6)
Net change in valuation allowance	166.9	109.6	(428.1)
Other	(11.0)	(4.4)	(5.1)

Income tax expense, per consolidated and combined statement of operations	(78.9)	(122.9)	(89.8)

(b)	Deferred taxes

In accordance with a pronouncement issued by the Brazilian Institute of Independent Accountants (“IBRACON”) on the accounting for income tax and social contribution, supplemented by CVM Instruction 371/02, the Company has recognized deferred tax assets, demonstrated as follows:

	2004	2003
Deferred tax assets
Net operating loss carryfowards	205.8	322.8
Goodwill and deferred charges	201.5	128.0
Non-deductible accrued expenses and other temporary differences	323.0	366.7

Gross deferred tax assets	730.3	817.5
Valuation allowance	(426.5)	(651.5)

Net long-term deferred tax assets	303.8	166.0

Deferred tax liabilities
Accelerated depreciation	(9.3)	(9.8)

Long-term deferred tax liabilities	(9.3)	(9.8)

BRASKEM S.A. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED AND COMBINED FINANCIAL STATEMENTS—(Continued)

at December 31, 2004, 2003 and 2002

All amounts in millions of reais, unless otherwise indicated

The Company believes that it is more likely than not that the deferred tax asset, net of the valuation allowance, will be recovered within up to ten years. Valuation allowances have been provided for deferred tax assets whose realization is considered not more likely than not.

In addition to the positive results arising from the corporate restructuring described in Note 1(b), expected future taxable income is based on projections and feasibility studies based on price, exchange rate, interest rate, market growth assumptions, as well as other variables relevant to the Company’s performance.

(c)	Social contribution

In view of the discussion of the constitutionality of Law 7689/88, the Company and merged companies OPP Química and Trikem and its subsidiary Polialden, filed a lawsuit to avoid the payment of CSLL.

The TRF of the 1st Region expressly recognized the unconstitutionality of said tax, and the courts issued final and unappealable decisions favorable to the Company and merged companies. However, the Federal Government filed an action seeking to revoke the decisions on Braskem’s and merged Trikem’s lawsuits, arguing that after the final decision favorable to the companies, the Plenary Session of the STF had declared the constitutionality of the tax, except in 1988. In the case of OPP Química, the Federal Government did not file any action, and so the first final decision remained in force.

The decisions of lower and first appeal courts were favorable to the Federal Government however, tax payments are still suspended. Currently, the mentioned action is awaiting final judgment of the appeals lodged to the STF and STJ.

Based on the referred STF’s decision, the Federal Revenue Secretariat (“SRF”) is raising tax assessment notices against the Company and the merged companies, against which administrative defense arguments have been filed.

The Company believes that it is reasonably possible that it will lose the appeals to maintain the Company’s exemption. If the appeals are not successful, the Company believes that the loss of the exemption would be effective only as from the date of a final unfavorable decision and may not be applied retroactively. For this reason, no liability has been recorded. However, we believe that it is reasonably possible that we will be required to pay these taxes retroactively. If a retroactive claim were made by the government, the exposure to the Company would be, at December 31, 2004, approximately R$ 562.0 (2003—R$ 416.8), including interest but excluding fines.

19	Tax Incentives

(a)	Corporate income tax

From 2002 to 2011, the Company has the right to reduce by 75% the income tax rates on profits arising from the sale of basic petrochemical products and utilities. The Camaçari polyethylene plant of the merged company OPP Química has the same right for the same period. The polyvinylchloride (“PVC”) plants in Bahia and Alagoas are exempt from Corporate Income Tax (“IRPJ”) calculated on the results of their industrial operations until 2004 and 2008, respectively. The subsidiary Polialden was exempt from income tax on the results of its industrial operations through 2003. As from 2004 and through 2012, Polialden will have the right to reduce by 75% the income tax rate that applies to its results from such operations.

BRASKEM S.A. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED AND COMBINED FINANCIAL STATEMENTS—(Continued)

at December 31, 2004, 2003 and 2002

All amounts in millions of reais, unless otherwise indicated

Productions of caustic soda, chloride and ethylene dichloride enjoy the benefit of the decrease of 75% of the income tax rate, up to 2012.

At the end of each year, in the case of taxable profit resulting from the benefited operations, the amount of the income tax exemption or reduction is credited to a capital reserve, which can only be used to increase capital or absorb losses. The incentive covered R$ 53.9 of the income tax of the Company in the year ended December 31, 2004 (2003—R$ 27.7).

On December 14, 2004, the Board of Directors approved the transfer of R$ 463.2 from the tax incentive reserve to the accumulated losses account, for absorption of the balance of accumulated losses.

(b)	Value-added tax (ICMS)

The Company have ICMS tax incentives granted by the State of Rio Grande do Sul, through the Company Operation Fund—FUNDOPEM, with the purpose of providing incentives for the installation and expansion of industries in the State. This incentive is determined based on approved projects and in percentages on the amounts of tax payments expected. The amounts are recorded in shareholders’ equity as a capital reserve. The ICMS tax benefit for the year ended December 31, 2004 was R$ 9.9 (2003—R$ 1.1).

20	Shareholders’ Equity

(a)	Capital

The Company’s authorized share capital at December 31, 2004, comprised 122,000,000,000 shares, consisting of 43,920,000,000 common shares, 76,860,000,000 Class A preferred shares and 1,220,000,000 Class B preferred shares.

On March 31, 2003 the Company’s capital was increased by R$ 37 through the contribution of the net assets of Nitrocarbono. As a result of the capital increase, 67,698 Class A preferred shares were issued (Note 1(b)).

The Ordinary General Meeting held on April 29, 2003 approved an increase in the Company’s capital, without the issue of new shares, by transfer of the Monetary Restatement Reserve, in the amount of R$ 2.3.

In July 2003, due to the merger of NI Par by the Company, capital was increased by R$ 39.7, through the issue of 54,314,531 common shares, totaling R$ 1,887.4.

The Extraordinary General Meeting held on October 20, 2003 approved the split of the Company’s shares, as proposed by management. All shares were split using the ratio of 20 shares of each type and class for each existing share. Accordingly, the relation between the Class A preferred shares and the American Depository Share (ADS) was changed from 50 to 1,000 Class A preferred shares of each ADS. This 20-for-one share split has been retroactively applied to all periods presented in these financial statements.

In September 2004, in connection with the Global Offering (Note 1(c)), the Company increased capital in the amount of R$ 1,211.0, through the issue of 13,455,000,000 Class A preferred shares, at the price of R$ 90.00 per thousand shares in Brazil and US$ 31.38 overseas. Accordingly, capital totaled R$ 3,403.0.

On January 15, 2004, in order to maintain the minimum limit related to the proportion between common and preferred shares, in accordance with Brazilian Corporate Law, before the merger of Trikem, the conversion of

BRASKEM S.A. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED AND COMBINED FINANCIAL STATEMENTS—(Continued)

at December 31, 2004, 2003 and 2002

All amounts in millions of reais, unless otherwise indicated

121,948,261 Class A preferred shares into common shares was approved at the Extraordinary General Meeting. Accordingly, on September 17, 2004, before the conclusion of the Global Offering, the conversion of 4,484,963,007 Class A preferred shares into common shares was approved at the Extraordinary General Meeting.

In September, October, November and December 2004, in accordance with the Company’s by-laws, an aggregate of 18,435,994 Class B preferred shares was converted into 9,217,997 Class A preferred shares.

At December 31, 2004, subscribed and paid-up capital is R$ 3,403.0 and consisted of 90,635,856,547 shares, of which 30,215,024,848 were common shares, 60,210,112,893 were Class A preferred shares and 210,718,806 were Class B preferred shares, all nominative and with no par value.

(b)	Share right

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

Preferred shares do not carry voting rights, but they have a priority right to a minimum non-cumulative annual dividend of 6% of their nominal value, depending on the availability of income for distribution. Only the Class A preferred shares have the right to participation equal to common shares in the remaining income for distributions exceeding the 6% minimum, and this right exists only after the payment of the 6% minimum dividend to the holders of preferred and common shares. The Class A preferred shares also have equal rights with the common shares to receive dividends arising from the capitalization of other reserves. Subsequent to the expiration of the period of non-transferability provided under applicable law, the Class B preferred shares may be converted into Class A preferred shares, at the ratio of two Class B preferred shares for one Class A preferred share.

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

According to the terms the export prepayment facility described in the first paragraph of Note 15(b), the payment of dividends, interest attributable to shareholders’ equity or any other participation in profits is limited to 50% of net income for the year or 6% of the nominal value of the Class A and B preferred shares, whichever is higher.

BRASKEM S.A. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED AND COMBINED FINANCIAL STATEMENTS—(Continued)

at December 31, 2004, 2003 and 2002

All amounts in millions of reais, unless otherwise indicated

(c)	Shares held in treasury

At December 31, 2004, the Company held in treasury 116,836,839 Class A preferred shares (2003—621,887,272 shares).

(d)	Appropriation of net income

In accordance with the Company’s by-laws, net income for the year, adjusted as provided by Law No. 6404/76, will be appropriated as follows: (i) 5% for constitution of the legal reserve, not exceeding 20% of capital, and (ii) 25% for payment of non-cumulative mandatory dividends, observing the legal and statutory advantages of the preferred shares. When the priority dividend amount paid to the preferred shares is equal to or higher than 25% of the net income for the year, calculated in accordance with Article 202 of Brazilian Corporate Law, the full payment of the mandatory dividend is carried out. If there is a remaining mandatory dividend after the payment of the priority dividend, it will be applied as follows: (i) in the payment to common shares of a dividend up to the limit of the priority dividend of preferred shares, (ii) if there is a remaining balance in the distribution of an additional dividend to common shares and Class A preferred shares, under the same conditions, so as each common shares or preferred share of this class receives the same dividend.

Dividends proposed by management, subject to approval at the shareholders general meeting, are as follows:

2004
Net income for the year	690.9
Excludes effect of consolidation (*)	1.7
Part allocated to legal reserve	(34.6)

Adjusted net income for calculation of dividend	658.0

Minimum mandatory dividends—25%	164.5

Appropriation of net income
Basic profit for distribution of dividends	658.0

Interest on own capital (Note 20(e))
Common shares (R$ 1,125 per thousand shares)	34.0
Preferred shares (R$ 2,256 per thousand shares)	136.0

170.0

Proposed dividends
Common shares (R$ 1,131 per thousand shares)	34.2

Total	204.2

Amount allocated to revenue reserve	453.8

(*)	Recognizes income on intercompany transactions.

The amount of interest on own capital credited to preferred shares is in compliance with the priority dividend established in the Company’s by-laws.

Revenue reserve complies with the investment plan and the decrease in the Company’s indebtedness.

BRASKEM S.A. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED AND COMBINED FINANCIAL STATEMENTS—(Continued)

at December 31, 2004, 2003 and 2002

All amounts in millions of reais, unless otherwise indicated

(e)	Interest on own capital

In December 2004, the payment of R$ 170.0 to Braskem shareholders, as interest on own capital was authorized by the Board of Directors and approved by management, including this amount in the priority and mandatory dividends of 2004, as prescribed by Law No. 9249/95 and the Company’s by-laws. The individual amounts and the income tax withheld, in the amount of R$ 20.4, were recorded based on the shareholding control at December 31, 2004.

The effective payment will be made up to 60 days after the Ordinary General Meeting to be held in 2005.

21	Contingencies

(a)	Collective labor agreement

The chemical workers union in the Camaçari region (“SINDIQUÍMICA”) and the syndicate of chemical manufacturers in the same region (“SINPEQ”) are disputing in the courts whether the wage and salary indexation clause in their collective labor agreement was overruled by a 1990 economic policy law which restricted wage and salary increases. Braskem, Polialden, Politeno and merged companies Trikem and Nitrocarbono operated plants in the region in 1990 and are members of SINPEQ. The workers’ union is requesting that salaries and wages be adjusted retroactively and cumulatively since 1990. In December 2002 the Federal Supreme Court (STF), ruled in favor of SINPEQ and established that the economic policy law overruled the collective labor agreement. Nevertheless, the decision is subject to reconsideration by the STF.

However, management believes that it is reasonably possible that the employers’ union will lose this suit. If the employers’ union loses this suit and assuming that (a) the Company is required to pay damages from April 1990 to September 1990 (the date of the next collective bargaining agreement) and (b) the employees’ union or individual employees file additional claims necessary to quantify the amount of damages, the Company estimates that it could be subject to liability of up to R$ 35.0.

(b)	Other litigation of the Company and its subsidiaries

The Company has civil lawsuits filed by a former caustic soda customer, which amounts, at December 31, 2004, R$ 168.3. At December 31, 2003, the Company had civil claims involving various matters totaling R$ 252.0. The decrease in the claim of such former customer resulted from the fact that one of the lawsuits was ruled improcedent. Management, supported by the opinion of its external legal advisors, believe that an unfavorable decision is remote and, for this reason, no provisions have been established.

The Company is defending various claims filed by employees. A provision had been made for probable losses of R$ 10.9 relating to certain claims, while no provision was recorded for the remaining claims because, based on the advice of external legal advisors, these latter claims should be judged in favor of the Company.

The Company and its subsidiary Polialden are parties to certain proceedings brought by some preferred shareholders which, based on its legal advisor opinions’, management believes that an unfavorable decision is remote and, for this reason, no provisions have been established. In December 2004, as published in the Material Fact, some minority shareholders waived the lawsuits filed against Polialden, exchanging their Polialden preferred shares for the Company’s Class A preferred shares.

BRASKEM S.A. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED AND COMBINED FINANCIAL STATEMENTS—(Continued)

at December 31, 2004, 2003 and 2002

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

To hedge its exposure to exchange and interest rate risks arising from loan and financing agreements, as well as to meet the requirements established in loan agreements, the Company adopted, at December 31, 2001, the following methodology: hedging of the principal and interest (on a consolidated basis), falling due in the next 12 months of, at least, (i) 60% of the debt linked to exports (trade finance), except for advances on exchange contracts of up to six months and advances on export contracts; and (ii) 75% of the debt not linked to exports (non-trade finance). Implementation of this policy is dependent upon market conditions, credit availability and cash balances.

(b)	Exposure to foreign exchange risks

The Company has long-term loans and financing to finance its operations, cash flows and modernization projects. A substantial part of long-term loans and financing is denominated in U.S. dollars (Note 15).

(c)	Exposure to interest rate risks

The Company is exposed to interest rate risks on its short-term and long-term debt. The debt in foreign currency, bearing floating interest rates, is mainly subject to LIBOR variation and the domestic debt, bearing floating interest rates, is mainly subject to fluctuations in TJLP and the CDI rate. Most of LIBOR denominated financings have a cap for the LIBOR cost.

(d)	Exposure to commodities risks

The Company is exposed to fluctuations in the price of several petrochemical commodities, especially its main raw material, naphtha. Because the Company seeks to transfer to its own selling prices the effect of price changes in its raw material, arising from changes in the international markets, financial instrument were not used to hedge the prices of this commodity, or any other petrochemical commodities sold by Braskem.

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

BRASKEM S.A. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED AND COMBINED FINANCIAL STATEMENTS—(Continued)

at December 31, 2004, 2003 and 2002

All amounts in millions of reais, unless otherwise indicated

23	Financial Income (Expenses)

Financial income (expenses) is comprised as follows:

	2004	2003	2002
Interest income	160.8	51.5	52.9
Monetary variation on financial investments, related parties and accounts receivables	11.6	121.5	214.1
Gain (loss) on derivative operations	(5.6)	(39.7)	137.3
Foreign exchange variation	90.1	758.3	(1,938.5)
Financing interest	(590.1)	(543.6)	(735.4)
Financing monetary variation	(380.9)	(293.1)	(319.2)
Monetary variation and interest in taxes and suppliers	(137.1)	(362.9)	(66.6)
Taxes on financial operations	(148.4)	(105.3)	(48.2)
Others	(231.1)	(290.3)	(158.3)

	(1,230.7)	(703.6)	(2,861.9)

24	Other Operating Income (Expenses) and Non-operating Income (Expenses)

Other operating income (expenses), net is comprised as follows:

	2004	2003	2002
Income (expenses)
Rental of installations	20.7	18.2	12.2
Recovery of taxes and compulsory deposits	15.3	22.8	60.9
Insurance recoveries	1.6	11.6	18.2
Other operating income, net	4.0	(2.9)	11.3

	41.6	49.7	102.6

Non-operating income (expenses), net is comprised as follows:

	2004	2003	2002
Income (expenses)
Gain (loss) on participation in investments	3.5	(2.7)	7.8
Gain (loss) on permanent assets disposal	0.5	(0.1)	(55.6)
Assets removal costs	—	(16.2)	—
Residual value of disposed fixed assets	(5.5)	—	—
Loss on disposal of permanent assets	(18.2)	(3.8)	(41.5)
Other	(10.2)	18.0	(8.7)

	(29.9)	(4.8)	(98.0)

25	Insurance Coverage

The Company has a broadly-based risk management program designed to provide coverage for all assets, as well as possible losses caused by production stoppages, through an “all risks” insurance policy. This insurance policy establishes for maximum probable damage, which the Company considers sufficient to cover possible losses, taking into account the nature of its Company’s activities and the advice of insurance consultants. At December 31, 2004, insurance coverage for inventories, property, plant and equipment and loss of profits amounted to approximately R$ 11,780.4.

BRASKEM S.A. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED AND COMBINED FINANCIAL STATEMENTS—(Continued)

at December 31, 2004, 2003 and 2002

All amounts in millions of reais, unless otherwise indicated

26	Private Pension Plans

The actuarial obligations relating to the pension and retirement plans are accrued in conformity with the procedures established by CVM Resolution 371 of December 13, 2000, except for ODEPREV—Odebrecht Previdência (“Odeprev”), for which such procedures are not applicable.

(a)	ODEPREV—Odebrecht Previdência

The merged Companies OPP Química and Trikem have a defined-contribution plan for their employees. The plan is managed by Odeprev, which is sponsored by the Odebrecht Group as a closed private pension entity.

Sponsor’s contributions for 2004 were R$ 2.4 (2003—R$ 1.1 and 2002—R$ 1.0) and those of participants were R$ 5.8 (2003—R$ 3.9 and 2002—R$ 3.5).

(b)	Fundação PETROBRAS de Seguridade Social—PETROS (“Petros”)

The Company sponsors a defined-benefit plan for certain employees. The plan is managed by Petros. Its main objectives are to (i) complement retirement benefits provided by the government and (ii) implement social assistance programs with the support of the sponsoring companies. The sponsoring companies and their employees pay monthly contributions to Petros based on the employees’ remuneration.

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

The amounts are as follows:

	2004	2003
Present value of actuarial obligation at year end
Benefits to be granted (active employees)	139.0	127.1
Benefits granted (retired employees and pensioners)	282.8	253.6

	421.8	380.7

Fair value of plan assets at year end	357.2	320.3

Present value of obligations in excess of assets	64.6	60.4
Unrecognized net actuarial gain (loss)	(4.4)	(2.5)
Cost upon the adoption of CVM 371 not yet recognized	(1.0)	(1.6)

Net actuarial liability	59.2	56.3

Net Periodic Pension Cost
Service cost	9.4	8.8
Interest cost—benefits to be granted (active employees)	15.7	9.4
Interest cost—benefits granted (retired employees and pensioners)	30.6	17.2
Expected return on plan assets	(39.7)	(22.4)
Expected contributions of participants	(5.0)	(3.8)
Cost of amortization	—	0.5

	11.0	9.7

BRASKEM S.A. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED AND COMBINED FINANCIAL STATEMENTS—(Continued)

at December 31, 2004, 2003 and 2002

All amounts in millions of reais, unless otherwise indicated

Additional information on the pension plan managed by Petros:

Type of plan	Defined benefit
Method of actuarial valuation	Projected Unit Method
Mortality table	GAM-71
Discount rate applied to the actuarial obligations	6% per year plus inflation
Rate of return expected on plan assets	6% per year plus inflation
Projected inflation rate	5% per year

Sponsor’s contributions to this plan in 2004 were R$ 7.7 (2003—R$ 6.5 and 2002—R$ 6.1).

(c)	PREVINOR—Associação de Previdência Privada

The Company and its subsidiary Polialden have a defined-contribution plan for certain employees. The plan is managed by PREVINOR—Associação da Previdência Privada.

Sponsor’s contributions for 2004 were R$ 1.8 (2003—R$ 1.5 and 2002—R$ 1.3).

27	Commitments

Purchase commitments

The Company has electric power purchase contracts for the consumption of energy by its industrial plants located in the States of Alagoas, Bahia and Rio Grande do Sul. The minimum annual commitment under these contracts is approximately R$ 92.0 and the contracts extend for four years.

The Company purchases ethylene and propylene for its units in the Southern Petrochemical Complex from Copesul under a long-term contract that expires in 2014. The minimum annual purchase commitment is 268,200 metric tons of ethylene and 262,200 metric tons of propylene at December 31, 2004 market prices, amounts to R$ 1,428.3 (unaudited). If not purchased the Company must pay for the unpurchased amount at 40% of the current price, which, based on 40% of the December 31, 2004 prices, is R$ 571.3 per year (unaudited).

Braskem purchases naphtha based under contracts with a total minimum annual purchase volume of metric tons equivalent to R$ 5,086.2, (unaudited) at December 31, 2004 market prices.

28	Subsequent events

(a)	Merger of Odebrecht Química S.A.

The Extraordinary General Meeting, held on March 31, 2005, approved the legal merger of our subsidiary Odebrecht Química S.A. (“Odequi”) into the Company, based on the appraisal report supporting the shareholders’ equity value of Odequi, issued by independent appraisers, in the amount of R$ 1,340,749 at December 31, 2004.

(b)	Reverse-split of shares and split of American Depositary Shares (“ADS”)

In order to improve negotiations and increase the liquidity of the Company’s shares, the Extraordinary General Meeting, held on March 31, 2005, approved the reverse-split of shares, including all types and classes of shares, in the proportion of 250 shares to each share. Additionally, an ADS split was also approved, in the proportion of 2 ADS for each existing ADS.

BRASKEM S.A. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED AND COMBINED FINANCIAL STATEMENTS—(Continued)

at December 31, 2004, 2003 and 2002

All amounts in millions of reais, unless otherwise indicated

As from May 16, 2005, the shares have been quoted in unit batches and traded on Bovespa and on the New York Stock Exchange (“NYSE”), considering the reverse-split of shares and split of ADS, respectively.

(c)	Collective labor agreement

In addition to the disclosures of Note 21(a), on May 31, 2005, the second panel of the Brazilian Federal Supreme Court (“STF”) unanimously reaffirmed its December 2002 decision and dismissed the workers’ union’s appeal. Nevertheless, the decision is subject to reconsideration by the STF.

29	Summary of Principal Differences Between Brazilian GAAP and U.S. GAAP

(a)	Change in presentation of financial information

As described in Note 2, the Company has elected to use the consolidated financial statements prepared in accordance with Brazilian GAAP and expressed in reais as its primary financial statements, for the purposes of filling under the U.S. Securities Act of 1933.

A summary of the Company’s principal accounting policies that differ significantly from U.S. GAAP is set forth below.

(b)	Supplementary inflation restatement in 1996 and 1997 for U.S. GAAP

Under Brazilian GAAP, inflation accounting was discontinued effective January 1, 1996. Prior to that date, Brazilian GAAP statements included indexation adjustments which partially accounted for the effect of inflation on property, plant and equipment, investments, deferred charges (together denominated “permanent assets”) and shareholders’ equity, and reported the net charge or credit in the statement of operations. However, under U.S. GAAP, Brazil ceased to be treated as a highly inflationary economy only as from January 1, 1998. Accordingly the financial information for purposes of U.S. GAAP should include additional inflation restatement adjustments for 1996 and 1997 made by applying the General Price Index—Internal Availability (“IGP-DI”) to permanent assets and shareholders’ equity. The IGP-DI index increased by 9.3% in 1996 and 7.5% in 1997.

For purposes of the U.S. GAAP reconciliation, shareholders’ equity under U.S. GAAP was increased by R$ 761.7 and R$ 798.9, at December 31, 2004 and 2003, respectively, due to the additional inflation restatement adjustments, net of depreciation. These amounts generated increases in depreciation charges of R$ 37.3, R$ 33.2 and R$ 36.8 in 2004, 2003 and 2002, respectively.

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

BRASKEM S.A. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED AND COMBINED FINANCIAL STATEMENTS—(Continued)

at December 31, 2004, 2003 and 2002

All amounts in millions of reais, unless otherwise indicated

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

Under U.S. GAAP, Statement of Financial Accounting Standard (“SFAS”) No. 144, “Accounting for the Impairment or Disposal of Long-Lived Assets”, requires companies to evaluate the carrying value of long-lived assets to be held and used, and for long-lived assets to be disposed off, when events and circumstances require such a review. The carrying value of long-lived assets is considered impaired when the anticipated undiscounted cash flow from identified asset groups, representing the lowest level for which identifiable cash flow are largely independent of the cash flows of other groups of assets, is less than their carrying value. In that event, a loss is recognized based on the amount by which the carrying value exceeds the fair market value of the assets or discounted cash flows generated by the assets.

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

For purposes of the U.S. GAAP reconciliation, deferred charges adjustments, net under U.S. GAAP amounted to R$ 80.0, R$ 7.5 and R$ (78.9) in 2004, 2003 and 2002, respectively.

Under U.S. GAAP research and development costs are expensed as incurred and recorded in the statement of operations within general and administrative expense. Expenditure on research and development totaled R$ 59.2, R$ 35.5 and R$ 20.1, for the years ended December 31, 2004, 2003 and 2002, respectively.

BRASKEM S.A. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED AND COMBINED FINANCIAL STATEMENTS—(Continued)

at December 31, 2004, 2003 and 2002

All amounts in millions of reais, unless otherwise indicated

A reconciliation of the net adjustments to net income for all three years presented is set forth in the following table:

	2004	2003	2002
Expense of deferred charges under U.S. GAAP
Pre-operating expenses	(13.6)	(0.2)	(45.2)
Organization and implementation expenses	(116.3)	(29.9)	(5.1)
Expenditures for structured operations	(86.8)	(33.3)	(61.2)
Research and development	(13.1)	(0.1)	(11.6)
Other	(6.6)	(6.6)	(26.6)

	(236.4)	(70.1)	(149.7)

Reversal of amortization of deferred charges under Brazilian GAAP
Pre-operating expenses	44.7	12.9	23.8
Organization and implementation expenses	11.4	20.8	14.4
Expenditures for structured operations	33.8	10.3	22.1
Research and development	6.0	8.6	9.1
Goodwill(i)	222.9	5.1	—
Other	(2.4)	19.9	1.4

	316.4	77.6	70.8

	80.0	7.5	(78.9)

(i)	With the legal merger of Trikem, OPP Química into the Company and the reclassification of the related goodwill from investment to deferred charges for the full year of 2004 generated a significant increase in goodwill amortization within deferred charges.

(e)	Business combinations

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

Under U.S. GAAP, fair values are assigned to acquired assets and liabilities in business combinations, including intangible assets. The residual of consideration paid over the fair value of assets and liabilities is recorded as goodwill. Upon the adoption of SFAS No. 142, “Goodwill and Other Intangible Assets”, as from January 1, 2002 goodwill is no longer amortized but is instead assigned to an entity’s reporting units and tested for impairment at least annually. Goodwill is not recorded on transactions between parties under common control; instead the difference between consideration and book value of the net assets acquired is recorded as a capital distribution or contribution. Under U.S. GAAP, goodwill generated after July 1, 2001 is not being amortized in 2001 and no goodwill amortization is recorded as from 2002. The differences in relation to Brazilian GAAP arise principally from (i) non-recognition of goodwill arising from transactions between parties under common control under U.S. GAAP (note 29(g)); (ii) valuation of assets and liabilities acquired at their fair

BRASKEM S.A. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED AND COMBINED FINANCIAL STATEMENTS—(Continued)

at December 31, 2004, 2003 and 2002

All amounts in millions of reais, unless otherwise indicated

value at the date of acquisition; and (iii) difference between goodwill calculated under U.S. GAAP and under Brazilian GAAP.

These balances can be summarized as follows:

	2004	2003
Fair value adjustments	(829.5)	(818.2)
Difference on goodwill with third parties	515.9	345.0

Total	(313.6)	(473.2)

For Brazilian GAAP purposes, the balance of goodwill at December 31, 2004 was R$ 1,819.9 (2003—R$ 1,912.7), which is being amortized to income over a period of up to 10 years for items reclassified to deferred charges, or the remaining useful lives of the underlying assets, for the items reclassified to property, plant and equipment. Negative goodwill at December 31, 2004 was R$ 94.1 (2003—R$ 69.2).

Under U.S. GAAP, the net balance of goodwill at December 31, 2004 was R$ 829.5 (2003—R$ 818.2). For purposes of U.S. GAAP reconciliation, goodwill and negative goodwill amortization under Brazilian GAAP have been reversed and amounted to R$ 152.7 in 2004, R$ 256.0 in 2003 and R$ 294.4 in 2002.

(f)	Effects of U.S. GAAP adjustments on equity investees

Under BR GAAP the equity investees Norcell, Cetrel, Copesul, Petroflex and Codeverde are proportionally consolidated according to CVM Instruction 247/96. Under U.S. GAAP such equity investees are accounted under the equity method.

For purposes of the U.S. GAAP reconciliation, the effects of U.S. GAAP adjustments on equity investees amounted to R$ (92.2), R$ (44.8) and R$ 37.6 in 2004, 2003 and 2002, respectively.

(g)	Transactions giving rise to distributions to and contribution from shareholders under U.S. GAAP

Transactions between parties under common control gave raise to goodwill under Brazilian GAAP which is treated as capital distributions and contributions under U.S. GAAP:

	2004	2003
Acquisition of ESAE and related transactions	(363.2)	(363.2)
OPP PP transaction	(1,814.6)	(1,814.6)
Contributions from shareholders	400.6	15.0

Total	(1,777.2)	(2,162.6)

(i)    Acquisition of ESAE and Related Transactions (Note 1(b))

Under Brazilian GAAP, the acquisition of ESAE was accounted for at book value. Under U.S. GAAP, the acquisition would be accounted for using the purchase method with the assets acquired and the liabilities assumed from third parties recorded at fair value. The portions of net assets that were already held by the Odebrecht Group would be maintained at their existing book values, and the excess of the proportional amount of the purchase price over these book values would be considered a distribution to the Odebrecht Group in the amount of R$363.2.

BRASKEM S.A. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED AND COMBINED FINANCIAL STATEMENTS—(Continued)

at December 31, 2004, 2003 and 2002

All amounts in millions of reais, unless otherwise indicated

Under U.S. GAAP, the acquisition of ESAE and related transactions were accounted for as follows:

Investment Acquired	Purchase Price	Value of Investments	Goodwill	Capital Distribution
30.99% of Politeno	739.4	141.9	373.8	223.7
42.64% of Polialden	658.4	157.3	387.8	113.3

Subtotal (100% of Conepar)	1,397.8	299.2	761.6	337.0
100% of Proppet	51.1	10.6	14.3	26.2

	1,448.9	309.8	775.9	363.2

Under U.S. GAAP, the total payment of R$ 1,448.9 made in the acquisition of ESAE and related transactions is divided into payments made to third parties and payments made to companies under common control as follows:

	Common control transactions			Third party transactions
	Payment made	Book value	Capital distribution	Purchase price	Fair value of net assets	Goodwill
100% of Conepar	381.0	44.1	336.9	1,016.7	255.1	761.6
100% of Proppet	39.1	12.8	26.4	12.0	(2.3)	14.3

	420.2	56.9	363.2	1,028.7	252.8	775.9

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

Under U.S. GAAP, the common control transaction would be recorded at the book value of OPP PP’s consolidated net assets as of July 25, 2001. On that date the difference between consideration paid and the net liabilities of OPP PP under U.S. GAAP was R$1,814.6 and the issuance of Braskem shares to the Odebrecht Group would, therefore, be considered a distribution in that amount.

The fair value of the stock issued by the Company for the acquisition of OPP PP was R$ 1,268.4 on August 16, 2002. At that time OPP PP had a negative carryover book basis of R$ 546.2 under U.S. GAAP, resulting in a capital distribution of R$ 1,814.6 under U.S. GAAP. The Company adjusted the Brazilian GAAP shareholders’ equity to reflect the U.S. GAAP capital distribution of R$ 1,814.6 and made corresponding adjustments to deferred charges, property, plant and equipment and goodwill recorded in investments. At December 31, 2004, the residual balances within deferred charges of R$ 593.1 was represented by cost R$ 834.7 and accumulated amortization of R$ 241.6.

BRASKEM S.A. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED AND COMBINED FINANCIAL STATEMENTS—(Continued)

at December 31, 2004, 2003 and 2002

All amounts in millions of reais, unless otherwise indicated

(iii)    Contributions from shareholders

Under Brazilian GAAP, the acquisition of 46.4% of minority interests of Trikem, as described in Note 1(b(vii)), was undertaken through exchange of shares, and accounted for on that basis. Under U.S. GAAP, the difference between the book and the fair value of the shares issued was recorded as additional paid in capital. Accordingly, during 2004, this transaction generated a contribution from shareholders amounting to R$339.4

Also, during 2004, the Company acquired minority interests of Polialden utilizing shares held in treasury, as described in Note 1(b(ix)). Under U.S. GAAP, the difference between the book value and the market value of the shares amounting to R$46.5 was recorded as additional paid in capital.

(h) Guarantees

The fair value of guarantees is initially determined by consideration of data in observable markets, comparable transactions and the utilization of probability-weighted discounted net cash flow models. The fair value of guarantees issued or modified since the company’s adoption of FASB Interpretation No. 45 on January 1, 2003 was not material.

The Company has directly guaranteed debt obligations under agreements with third parties related to an equity affiliate. At December 31, 2004, the Company had directly guaranteed R$ 12.3 relating to guarantees of certain obligations and liabilities of Petroflex Indústria e Comércio S.A. This represents the maximum potential amount of future (undiscounted) payments that the company could be required to make under the guarantees.

The fair value of the guarantees that have been issued or modified since the company’s adoption of FASB Interpretation No. 45 on January 1, 2003, is not material. As of December 31, 2004, the liabilities recorded for these obligations were not material.

(i) Pension	plan

In determining the pension and other post-retirement benefit obligations for Brazilian GAAP purposes, Brazilian Accounting Standard NPC 26 is effective for financial statements beginning with the year ended December 31, 2001. As permitted by NPC 26, the transitional obligation, which is the difference between a plan’s net assets and the projected benefit obligation at that date, was fully recognized as a direct charge to retained earnings. After January, 2002 under U.S. GAAP, SFAS No. 87, “Employer’s Accounting for Pensions”, is effective for fiscal years beginning after 1988. As from such date, when an initial transition obligation determined based on an actuarial valuation is recognized, actuarial gains and losses, as well as unexpected variations in plan assets and the projected benefit obligation and the effects of amendments, settlements and other events, would be recorded in accordance with these standards and therefore result in deferral differences. Through 1997, these amounts were treated as non-monetary and were indexed for inflation. U.S. GAAP also requires recognition of an additional minimum liability.

Although the calculation of the funded status is the same since December 31, 2001, differences arise on (i) actuarial gains and losses as there is initially no actuarial gain or loss at December 31, 2001, (ii) recognition of the initial transition obligation and (iii) the minimum liability under U.S. GAAP.

Based on the report of the Company’s independent actuaries, the funded status and amounts recorded in the U.S. GAAP condensed balance sheet as at December 31, 2004 and 2003 and the condensed statement of

BRASKEM S.A. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED AND COMBINED FINANCIAL STATEMENTS—(Continued)

at December 31, 2004, 2003 and 2002

All amounts in millions of reais, unless otherwise indicated

operations for 2004, 2003 and 2002 for our pension obligations to retirees in accordance with SFAS No. 132, “Employer’s Disclosures About Pensions and Other Post-Retirement Benefits”, as amended, are as follows:

	2004	2003
Change in benefit obligation

Net projected benefit obligation at beginning of year	(305.2)	(258.3)
Service cost	(7.5)	(4.6)
Interest cost	(33.3)	(14.1)
Actuarial loss	(11.5)	(44.5)
Gross benefits paid	21.3	16.3

Net projected benefit obligation at end of year	(336.2)	(305.2)

Accumulated benefit obligation at end of year	324.7	295.8

The measurement date for the pension plan was November 30, 2004.

	2004	2003
Change in plan assets
Fair value of plan assets at beginning of year	235.2	214.2
Actual return on plan assets	66.6	30.6
Employer contributions	5.4	4.0
Employee contributions	3.6	2.7
Gross benefits paid	(21.3)	(16.3)

Fair value of plan assets at end of year	289.5	235.2

Prepaid pension cost
Unfunded status at end of year	(46.7)	(70.0)
Unrecognized net actuarial gain	84.5	124.1

Prepaid pension cost	37.8	54.1

Additional minimum pension liability
Prepaid pension cost	37.8	59.6
Additional amount recognized in shareholders equity	(73.0)	(120.2)

Minimum pension liability	(35.2)	(60.6)

	%
	2004	2003
Weighted-average assumptions as of December 31
Discount rate	6.0	6.0
Expected return on plan assets	6.0	6.0
Rate of compensation increase	2.0	2.1
Projected annual inflation rate (added to the above percentages)	5.0	5.0

BRASKEM S.A. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED AND COMBINED FINANCIAL STATEMENTS—(Continued)

at December 31, 2004, 2003 and 2002

All amounts in millions of reais, unless otherwise indicated

The charge in the statement of operations is comprised as follows:

	2004	2003	2002
Components of net periodic benefit cost (credit)
Service cost	7.5	4.6	5.1
Interest cost	33.3	14.1	13.7
Expected return on assets	(25.9)	(11.5)	(10.1)
Amortization of:
Transition obligation	5.1	(2.6)	(2.6)
Employee contributions	(3.6)	(2.7)	(3.7)

Total net periodic benefit cost (credit)	16.4	1.9	2.4

	%
		(Unaudited)

	Range of Allocation for 2005	Plan Assets at September 31, 2004
Investments targets and composition of plan assets
Equity securities	20.0 to 30.0	23.1
Real estate	2.5 to 4.5	4.2
Fixed income	55.0 to 74.0	68.9
Loans	3.0 to 6.0	3.8

Because the Company expects a continuing decrease in returns on fixed income investments, it has set new allocation targets for 2005 based on reductions of either federal government securities or fixed income investments and increases in private securities.

Sponsor’s contributions in 2005 are estimated at R$ 6.1.

(j)	Earnings per share

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

BRASKEM S.A. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED AND COMBINED FINANCIAL STATEMENTS—(Continued)

at December 31, 2004, 2003 and 2002

All amounts in millions of reais, unless otherwise indicated

All references to the number of preferred and common shares and per share amounts have been restated to give retroactive effect to the May 2005 share reverse split (Note 28(b)) and the October 2003 share split (Note 20(a)) for all periods presented.

	December 31, 2004
	Common Share	Class A Preferred Shares	Class B Preferred Shares	Total
Basic numerator—undiluted
Minimum 6% dividend	68.2	135.5	0.5	204.2
Undistributed earnings allocation	228.7	454.9	—	683.6

Total undistributed earnings	296.9	590.4	0.5	887.8
Weighted average number of outstanding shares—undiluted (millions)	107.4	208.7	0.9	317.0

Basic and diluted earnings per outstanding shares—U.S. GAAP—(whole reais)—R$ —undiluted	2.77	2.83	0.51

	December 31, 2003
	Common Share	Class A Preferred Shares	Class B Preferred Shares	Total
Basic numerator—undiluted
Minimum 6% dividend	42.0	70.9	0.4	113.3
Undistributed earnings allocation	98.5	166.3	—	264.8

Total undistributed earnings	140.5	237.2	0.4	378.1
Weighted average number of outstanding shares—undiluted (millions)	99.9	173.1	0.9	273.9

Basic earnings per outstanding shares—U.S. GAAP—(whole reais)—R$ —undiluted	1.41	1.37	0.44

Effect of conversion of class B preferred shares to class A preferred shares	(0.00)	(0.00)
Effect of conversion of debentures to class A preferred shares	(0.01)	—

Diluted earnings per outstanding shares—U.S. GAAP—(whole reais)—R$	1.40	1.37

BRASKEM S.A. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED AND COMBINED FINANCIAL STATEMENTS—(Continued)

at December 31, 2004, 2003 and 2002

All amounts in millions of reais, unless otherwise indicated

December 31, 2002 Common Shares
Basic numerator
Loss from continuing operations available to common shares (*)	(1,144.0)
Weighted average number of common shares (millions)	95.91

Basic earnings per outstanding shares—U.S. GAAP (*)—(whole reais)—R$—undiluted	(11.93)

(*)	Common and preferred shareholders do not share in undistributed losses.

(k)	Comprehensive income

Under Brazilian GAAP, the concept of comprehensive income is not recognized.

Under U.S. GAAP, SFAS No. 130, “Reporting Comprehensive Income”, requires the disclosure of comprehensive income. Comprehensive income is comprised of net income and other comprehensive income that include charges or credits directly to equity which are not the result of transactions with owners. For Braskem, the components of comprehensive income are its net income or loss and the changes in minimum pension liability (Note 29 (x(iii))).

(l)	Capital issuance costs

Under BR GAAP, costs of issuance of equity securities are accounted as deferred charges in the balance sheet.

Under U.S. GAAP, according to SEC Accounting Bulletin Topic 5— “Miscellaneous Accounting”, specific incremental costs directly attributable to a proposed or actual offering of securities may properly be deferred and charged against the gross proceeds of the offering. At December 31, 2004 the Company had incurred in R$58.1 million of capital issuance costs, charged against the gross proceeds of the offering.

(m)	Income taxes

Under Brazilian GAAP, according to CVM Deliberation 273/98, the deferred income tax asset represents the estimated amount to be recovered.

Under U.S. GAAP, deferred taxes are accrued on all temporary tax differences. Deferred tax assets and liabilities are classified as current or long-term based on the classification of the asset or liability underlying the temporary difference. Deferred income tax assets and liabilities in the same tax jurisdiction are netted rather than presented gross.

For purposes of the U.S. GAAP reconciliation, the adjustment for deferred taxes relates to the U.S. GAAP adjustments. Additional income tax (charges) in the reconciliation benefits relating to other U.S. GAAP adjustments were recognized in the statement of operations under U.S. GAAP of R$ 48.8, R$ (20.6) and R$ 12.5 in 2004, 2003 and 2002, respectively.

(n)	Tax incentives

Under Brazilian GAAP, the various tax incentives of the Company (in the form of tax reduction or exemption for defined periods) are accounted for directly in a capital reserve account in shareholders’ equity.

BRASKEM S.A. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED AND COMBINED FINANCIAL STATEMENTS—(Continued)

at December 31, 2004, 2003 and 2002

All amounts in millions of reais, unless otherwise indicated

For U.S. GAAP reconciliation purposes the amount of those incentives has been credited to the statement of operations instead of to a capital reserve.

(o)	Sales shipped but not delivered

Under Brazilian GAAP, it is acceptable to record sales revenues either at the date of shipment or at the date that the product is delivered to and accepted by the customer, although the prevalent practice is to record sales at the date of shipment. In 2003 Braskem changed the practice to the acceptance date, resulting in a reduction of R$ 3.9 in operating profit in 2003.

Under U.S. GAAP, and in accordance with SEC Staff Accounting Bulletin No. 101, sales are normally recorded when legal title passes to the buyer. Accordingly, for U.S. GAAP reconciliation purposes the amount of sales shipped but not delivered at December 31, 2002 has been adjusted in the balance sheet at those dates, with corresponding effects on the results of each of the years presented.

(p)	Consolidation of securitization funds

In respect of the accounting treatment for the Braskem’s trade receivable securitization program, under Brazilian GAAP, the transfer of receivables to the fund is treated as a sale of receivables and the discount on the sale is immediately recorded in the statement of operations. Under U.S. GAAP, in accordance with FASB Interpretation No. 46 “Consolidation of Variable Interest Entities (revised December 2003)”, trade receivable securitization funds are variable interest entities and have been consolidated in all periods presented. For the years ended December 31, 2004, 2003 and 2002, financial expenses related to the sale of trade receivables to securitization funds totaled R$ (3.8), R$(0.6) and R$(0.2).

(q)	Proportional consolidation of jointly-controlled entities

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

The following table presents summarized assets and liabilities of Politeno that are proportionally consolidated in the balance sheet in accordance with U.S. GAAP:

	At December 31
	2004	2003
Balance sheet
Total current assets	115.5	81.3
Property, plant and equipment	107.3	119.1
Total assets	275.2	232.5
Total current liabilities	51.8	21.1
Total long-term liabilities	17.5	5.2

BRASKEM S.A. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED AND COMBINED FINANCIAL STATEMENTS—(Continued)

at December 31, 2004, 2003 and 2002

All amounts in millions of reais, unless otherwise indicated

The following table shows summarized income and expenses of Politeno that are proportionally consolidated in the statement of operations in accordance with U.S. GAAP:

	For the Year Ended December 31,
	2004	2003	2002
Statement of operations
Net sales	379.2	123.8	80.4
Operating income (loss)	82.7	4.2	25.3
Net income	33.0	30.6	15.7

Cash flows
Net cash provided by operating activities	18.0	34.0	13.5
Net cash used in investing activities	(7.7)	(3.1)	(24.4)
Net cash provided by financing activities	(13.6)	(29.7)	(4.3)

(r)	Classification of statement of operations line items

Under Brazilian GAAP, in addition to the issues noted above, the classification of certain income and expense items is presented differently from U.S. GAAP. We have recast our statement of operations under Brazilian GAAP to present a condensed statement of operations in accordance with U.S. GAAP (Note 29(x)(ii)). The reclassifications are summarized as follows:

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

(iv) Under Brazilian GAAP equity in income of associated companies are included in operating income. Under U.S. GAAP equity in the income of associated companies is recorded net of income taxes after income taxes;

(v) Under Brazilian GAAP, foreign exchange gains and losses may be recorded as financial income or expenses. Under U.S. GAAP foreign exchange gains and losses are recorded as financial income and expenses, respectively; and

(vi) Under Brazilian GAAP shipping and handling costs are deducted from gross revenues, whereas under U.S. GAAP such costs are included in cost of sales.

BRASKEM S.A. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED AND COMBINED FINANCIAL STATEMENTS—(Continued)

at December 31, 2004, 2003 and 2002

All amounts in millions of reais, unless otherwise indicated

(s)	Classification of balance sheet line items

Under Brazilian GAAP, the classification of certain balance sheet items is presented differently from U.S. GAAP. We have recast our consolidated balance sheet under Brazilian GAAP to present a condensed consolidated balance sheet in accordance with U.S. GAAP (Note 29(x)(i)). The reclassifications are summarized as follows:

(i) Under U.S. GAAP, certain deferred charges were reclassified to property, plant and equipment, and goodwill on legally merged companies within deferred charges is reclassified to goodwill accordingly to their nature;

(ii) Under U.S. GAAP, certain property, plant and equipment were reclassified to intangible assets, according to their nature;

(iii) Under Brazilian GAAP, deferred income taxes are not netted and assets are shown separately from liabilities. For U.S. GAAP purposes, deferred tax assets and liabilities are netted by legal tax paying entity and classified as current or non-current based on the classification of the underlying temporary difference;

(iv) Under Brazilian GAAP advances to suppliers of raw materials and maintenance material are classified as inventories, such advances are classified as other current assets under U.S. GAAP;

(v) Under Brazilian GAAP, restricted cash equivalents are recorded based on the liquidity of the asset whereas under U.S. GAAP restricted assets are classified based on the classification of the related liability that has caused the restriction;

(vi) Under Brazilian GAAP, the Company’s majority owned independently controlled investment funds are classified separately within other investments whereas under U.S. GAAP the underlying debt securities held by these funds are consolidated, eliminating the entire fund balance against the Company’s long-term debt. The amounts consolidated are R$ 553.7, and R$ 406.5 at December 31, 2004 and 2003, respectively; and

(vii) Under BR GAAP, according to Normas e Procedimentos de Contabilidade No. 20—“Demonstração dos Fluxos de Caixa” cash and cash equivalents consist principally of highly liquid cash deposits and marketable securities, but there is no requirement that there is insignificant potencial changes in value because of interest rate change nor is there a maximum 90 day original period to maturity.

Under U.S. GAAP, the Company’s minority owned independently controlled investment funds are considered to be subject to potential risk of change in value due to changes in interest rates or have underlying securities with original maturities greater than 90 days. Therefore, under U.S. GAAP, such funds were classified under short term investments trading securities in the balance sheet. At December 31, 2004, the balance of such funds was R$849.4.

(viii) Under Brazilian GAAP, investments in equity investees intended for sale are classified as long-term investments whereas under U.S. GAAP they are classified as investments in equity investees.

(t)	Segment reporting

Under Brazilian GAAP, there is no obligation to present disaggregated information with respect to the business segments of an enterprise.

BRASKEM S.A. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED AND COMBINED FINANCIAL STATEMENTS—(Continued)

at December 31, 2004, 2003 and 2002

All amounts in millions of reais, unless otherwise indicated

Under U.S. GAAP, SFAS No. 131, “Disclosures About Segments of an Enterprise and Related Information”, requires that public enterprises disclose certain information about segments on the basis that top management uses to allocate resources among segments and evaluate their performance.

Braskem has the following business segments:

•	Basic Petrochemicals—comprising basic petrochemical production activities and supply of electricity, steam and compressed air to second generation producers. This segment is dependent on Petrobras for supply of raw material.

•	Polyolefins—comprising activities related to the production of polyethylene and polypropylene.

•	Vinyls—comprising activities related to the production of PVC, caustic soda and chlorine. One client represents 14.1%, 11.4% and 10.8% of Vinyl revenues for the years ended December 31, 2004, 2003 and 2002, respectively.

•	Business Development—comprises activities related to the production of other second generation petrochemical products. One client represents 27.6%, 30.9% and 28.8% of Business Development revenues for the years ended December 31, 2004, 2003 and 2002, respectively.

The Company evaluates and manages segment performance based on information generated from its statutory accounting records maintained in accordance with accounting practices adopted in Brazil and reflected in its consolidated and combined financial statements. However, management evaluates jointly controlled companies under the equity method as the Company does not control these companies. Certain equity investments are not allocated to any segment. Additionally, operating income figures presented in business segment information does not include financial expenses, financial income and investment in associated companies.

Information on total segment assets as at December 31, 2004 and 2003, under Brazilian GAAP, is as follows:

	December 31
	2004	2003
Basic Petrochemicals	6,398.7	5,871.1
Polyolefins	3,266.3	3,367.1
Vinyls	2,282.4	2,551.3
Business Development	584.8	598.0
Other	2,360.7	1,556.0

Total assets	14,892.9	13,943.5

Allocation of investments by business segment was not significant in the periods presented.

BRASKEM S.A. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED AND COMBINED FINANCIAL STATEMENTS—(Continued)

at December 31, 2004, 2003 and 2002

All amounts in millions of reais, unless otherwise indicated

Information on segment results for 2004, 2003 and 2002 is as follows:

	2004
	Business Segments				Total Segments	Eliminations and Adjustments	Braskem consolidated before CVM 247(*)	CVM 247	Braskem consolidated	U.S. GAAP Differences	U.S. GAAP
	Vinyls	Polyolefins	Basic Petrochemicals	Business Development
Net sales revenue	1,858.8	3,489.4	6,480.0	620.8	12,449.0	(1,404.8)	11,044.2	1,147.8	12,192.0	(467.2)	11,724.8
Cost of sales	(1,157.1)	(2,523.0)	(5,330.1)	(564.9)	(9,575.1)	1,269.4	(8,305.7)	(772.6)	(9,078.3)	138.3	(8,940.0)

Gross profit	701.7	966.4	1,149.9	55.9	2,873.9	(135.4)	2,738.5	375.2	3,113.7	(328.9)	2,784.8

Operating expenses (income)
Selling and general administrative	80.1	199.1	213.8	24.9	517.9	62.8	580.7	69.3	650.0	200.7	850.7
Depreciation and amortization	0.6	5.9	2.6	0.7	9.8	344.0	353.8	5.6	359.4	(295.7)	63.7
Other, net	(14.9)	(6.3)	(22.2)	(2.6)	(46.0)	10.8	(35.2)	(6.4)	(41.6)	14.4	(27.2)

	65.8	198.7	194.2	23.0	481.7	417.6	899.3	68.5	967.8	(80.6)	887.2

Operating income	635.9	767.7	955.7	32.9	2,392.2	(553.0)	1,839.2	306.7	2,145.9	(248.3)	1,897.6

(*)	“CVM 247” refers to proportional consolidation under Brazilian GAAP (Note 4) and “Braskem consolidated before CVM 247” includes depreciation at R$ 366.7 within this cost of sales.

BRASKEM S.A. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED AND COMBINED FINANCIAL STATEMENTS—(Continued)

at December 31, 2004, 2003 and 2002

All amounts in millions of reais, unless otherwise indicated

	2003
	Business Segments				Total Segments	Eliminations and adjustments	Braskem consolidated before CVM 247(*)	CVM 247	Braskem consolidated	U.S. GAAP Differences	U.S. GAAP
	Vinyls	Polyolefins	Basic Petrochemicals	Business Development
Net sales	1,371.8	3,386.8	4,765.3	455.3	9,979.2	(788.3)	9,190.9	944.9	10,135.8	(607.6)	9,528.2
Cost of sales	(1,007.0)	(2,719.7)	(4,111.5)	(416.8)	(8,255.0)	913.4	(7,341.6)	(747.7)	(8,089.3)	426.8	(7,662.5)

Gross profit	364.8	667.1	653.8	38.5	1,724.2	125.1	1,849.3	197.2	2,046.5	(180.8)	1,865.7

Operating expenses (income)
Selling and general administrative	54.8	139.3	196.0	19.2	409.3	(7.8)	401.5	70.4	471.9	41.5	513.4
Depreciation and amortization	—	0.9	9.0	0.5	10.4	177.8	188.2	5.3	193.5	(179.7)	13.8
Other, net	(3.7)	(2.6)	(51.1)	(10.0)	(67.4)	16.2	(51.2)	1.5	(49.7)	(2.1)	(51.8)

	51.1	137.6	153.9	9.7	352.3	186.2	538.5	77.2	615.7	(140.3)	475.4

Operating income	313.7	529.5	499.9	28.8	1,371.9	(61.1)	1,310.8	120.0	1,430.8	(40.5)	1,390.3

(*)	“CVM 247” refers to proportional consolidation under Brazilian GAAP (Note 4) and “Braskem consolidated before CVM 247” includes depreciation at R$ 309.4 within this cost of sales.

BRASKEM S.A. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED AND COMBINED FINANCIAL STATEMENTS—(Continued)

at December 31, 2004, 2003 and 2002

All amounts in millions of reais, unless otherwise indicated

	2002
	Business Segments				Total Segments	Eliminations and adjustments	Braskem combined before CVM 247(*)	CVM 247	Braskem combined	U.S. GAAP Differences	U.S. GAAP
	Vinyls	Polyolefins	Basic Petrochemicals	Business Development
Net sales	1,117.8	2,482.3	3,499.1	290.8	7,390.0	(522.4)	6,867.6	709.0	7,576.6	(504.8)	7,071.8
Cost of sales	(804.7)	(2,062.4)	(3,006.3)	(246.1)	(6,119.5)	490.6	(5,628.9)	(546.6)	(6,175.5)	254.7	(5,920.8)

Gross profit	313.1	419.9	492.8	44.7	1,270.5	(31.8)	1,238.7	162.4	1,401.1	(250.1)	1,151.0

Operating expenses (income)
Selling and general administrative	48.6	135.4	158.1	9.6	351.7	172.0	523.7	54.0	577.7	(57.4)	520.3
Depreciation and amortization	2.5	3.1	9.8	0.2	15.6	156.9	172.5	49.9	222.4	(26.0)	196.4
Other, net	(3.8)	(3.3)	(84.2)	(0.4)	(91.7)	(1,022.1)	(1,113.8)	(18.9)	(1,132.7)	(6.3)	(1,139.0)

	47.3	135.2	83.7	9.4	275.6	(693.2)	(417.6)	85.0	(332.6)	(89.7)	(422.3)

Operating income	265.8	284.7	409.1	35.3	994.9	661.4	1,656.3	77.4	1,733.7	(160.4)	1,573.3

(*)	“CVM 247” refers to proportional consolidation under Brazilian GAAP (Note 4) and “Braskem consolidated before CVM 247” includes depreciation at R$ 241.2 within this cost of sales.

BRASKEM S.A. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED AND COMBINED FINANCIAL STATEMENTS—(Continued)

at December 31, 2004, 2003 and 2002

All amounts in millions of reais, unless otherwise indicated

	Years Ended December 31
	2004	2003	2002
Domestic sales	9,824.2	7,606.4	6,076.1
Exports from Brazil	2,367.8	2,529.4	1,500.5

Total net sales	12,192.0	10,135.8	7,576.6

Information on the geographical composition of the Company’s sales is as follows:

	Years Ended December 31
	2004	2003	2002
Destination of exports from Brazil
Americas	1,539.1	1,365.9	810.3
Far East	284.1	556.5	330.1
Europe	520.9	505.9	300.1
Other	23.7	101.1	60.0

Total exports	2,367.8	2,529.4	1,500.5

Domestic sales	9,824.2	7,606.4	6,076.1

Total net sales	12,192.0	10,135.8	7,576.6

(u)	Recently issued accounting standards

The CVM approved on August 2004 Instruction No. 408 which requires consolidation of special purpose entities (“SPE”) when a company has decision-making rights with respect to the activities of a SPE or has the right to obtain the majority of the benefits or is exposed to the majority of the losses of the SPE or of the assets of the SPE. Instruction No. 408 is effective as from January 1, 2005 and the Company expects to consolidate, as from January 1, 2005, FIDC as result of the application of Instruction No. 408.

In December 2004, the FASB issued SFAS No. 123 (revised 2004), Share-Based Payment. The primary focus of this Statement is accounting for transactions in which an entity obtains employee services in share-based payment transactions, such as by the granting of stock options. The Company will be required to apply SFAS No. 123 (revised 2004) no later than the third quarter 2005, using the fair value-based method of accounting for share-based payment transactions with employees, rather than the intrinsic method previously allowed by APB Opinion No. 25, Accounting for Stock Issued to Employees. As noted above, the Company has already adopted the fair-value-based method for accounting for its share-based payment transactions with employees, and SFAS No. 123 (revised 2004) is not expected to have a material impact on Braskem’s financial statements.

Also in December 2004, the FASB issued SFAS No. 153, Exchanges of Nonmonetary Assets, which amends APB Opinion No. 29, Accounting for Nonmonetary Transactions, to eliminate the exception for nonmonetary exchanges of similar productive assets, which is replaced with a general exception for exchanges of nonmonetary assets that do not have commercial substance. A nonmonetary exchange is defined to have commercial substance if the future cash flows of the entity are expected to change significantly as a result of the exchange. The Company will be required to adopt SFAS No. 153 for nonmonetary transactions within periods after June 15, 2005. The Company is currently evaluating the impact, if any, that application of SFAS No. 153 will have on its financial statements.

BRASKEM S.A. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED AND COMBINED FINANCIAL STATEMENTS—(Continued)

at December 31, 2004, 2003 and 2002

All amounts in millions of reais, unless otherwise indicated

In November 2004, the FASB issued SFAS No. 151, Inventory Costs. The statement requires recognition of any abnormal amounts of idle facility expense, freight, handling costs, and spoilage as period costs. The provisions of SFAS No. 151 will be applied prospectively upon implementation, which is required no later than the first quarter 2006. The Company does not expect application of SFAS No. 151 to have a material impact on its financial statements.

In September 2004, FASB issued FSP EITF No. 03-1-1, which defers the application of paragraphs 10-20 of EITF 03-1, “The Meaning of Other-Than-Temporary Impairment and Its Application to Certain Investments”. Such paragraphs of EITF 03-1 set forth how to evaluate whether impairment is other than temporary. The applications of such paragraphs have been deferred until FSF EITF No. 03-1a is issued. The Company does not expect EITF No. 03-1 to have any impact on statement of operations or statement of cash flows of the Company.

At March 31, 2004, the Emerging Issues Task Force (EITF) has reached a final consensus on EITF 03-6, “Participating Securities and the Two-Class Method under FASB Statement No. 128”. The participation in shares of capital gives right to a share of earnings of a Company, usually through an earnings allocation formula based on common shareholders dividends. The Task Force reached a consensus on the meaning of “participating security”, as mentioned in FASB Statement No. 128. A participating security is a security that may participate in undistributed earnings with common stock, whether that participation is conditioned upon the occurrence of a specified event or not. An instrument considered to be a participating security has a potential to reduce significantly basic earnings that would be allocated to common shares, since the two-class method shall be applied in order to compute the effects of such instrument in the earnings per share calculation. The consensus also reached other instruments with specific participations. Also EITF 03-6 consensus establishes that an entity would allocate losses to a nonconvertible participating security in periods of net loss if, (1) based on the contractual terms of the participating security, the security had not only the right to participate in the earnings of the issuer, but also a contractual obligation to share in the losses of the issuing entity, and (2) such contractual obligation is objectively determinable. EITF 03-6 is effective for fiscal periods beginning after March 31, 2004. Earnings per Share presented in previous financial statements shall be retroactively adjusted. The Company does not expect application of EITF 03-6 to have a material effect on basic and diluted Earnings per Share calculation.

BRASKEM S.A. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED AND COMBINED FINANCIAL STATEMENTS—(Continued)

at December 31, 2004, 2003 and 2002

All amounts in millions of reais, unless otherwise indicated

(v)	Reconciliation of principal differences between Brazilian GAAP and U.S. GAAP

Net income (loss)

			Years Ended December 31
	Reference		2004	2003	2002
Net income (loss) under Brazilian GAAP			690.9	215.1	(1,378.7)

Depreciation of additional indexation of permanent assets for 1996 and 1997	29	(b)	(37.3)	(33.2)	(36.8)
Capitalized interest	29	(c(i))	34.1	34.7	60.0
Amortization of capitalized interest	29	(c)	(38.1)	(38.9)	(38.6)
Deferred charges, net	29	(d)	80.0	7.5	(78.9)
Business combination adjustments	29	(e)(g)	159.6	260.1	290.0
Pension plan	29	(i)	20.2	(2.2)	(2.6)
Tax incentives	29	(n)	63.7	28.8	0.4
Sales shipped but not delivered	29	(o)	—	3.9	(2.9)
Consolidation of variable interest entities	29	(p)	(3.8)	(0.6)	(0.2)
Effects of U.S. GAAP adjustments on equity investees	29	(f)	(92.2)	(44.8)	37.6
Deferred income tax on adjustments above	29	(m)	48.8	(20.6)	12.5
Minority interest on adjustments above			2.3	(31.7)	(5.8)

Net income (loss) under U.S. GAAP			887.8	378.1	(1,144.0)

Shareholders’ Equity

			December 31
	Reference		2004	2003
Shareholders’ equity under Brazilian GAAP			4,187.5	2,112.6

Additional indexation of permanent assets for 1996 and 1997	29	(b)	1,135.8	1,135.8
Depreciation of additional indexation of permanent assets for 1996 and 1997	29	(b)	(374.1)	(336.9)
Capitalized interest, net	29	(c)	486.0	451.9
Amortization of capitalized interest	29	(c)	(292.6)	(254.5)
Deferred charges, net	29	(d)	(302.0)	(382.0)
Business combination adjustments	29	(e)	(313.6)	(473.2)
Distributions to shareholders	29	(g)	(1,777.2)	(2,162.6)
Capital issuance costs	29	(l)	(58.1)	—
Pension plan	29	(i)	5.5	(9.7)
Consolidation of variable interest entities	29	(p)	(3.1)	0.7
Equity investees			(136.3)	(43.9)
Treasury Shares			10.4	—
Deferred income tax adjustments	29	(m)	(102.4)	(151.2)
Minority interest on adjustments above			123.1	120.8

Shareholders’ equity under U.S. GAAP			2,588.9	7.8

BRASKEM S.A. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED AND COMBINED FINANCIAL STATEMENTS—(Continued)

at December 31, 2004, 2003 and 2002

All amounts in millions of reais, unless otherwise indicated

(x)	U.S. GAAP condensed financial information

Based on the reconciling items and discussion above, Braskem’s consolidated balance sheet, statement of operations and statement of changes in shareholders’ equity under U.S. GAAP have been recast in condensed format as follows:

(i)    Condensed balance sheet under U.S. GAAP

	2004	2003
Assets
Current assets
Cash and cash equivalents	496.4	590.9
Short-term investments	849.5	30.8
Trade accounts receivable, net	1,595.8	1,248.3
Taxes recoverable	472.6	353.6
Inventories	1,355.4	840.9
Dividends receivable	40.2	7.1
Prepaid expenses	52.3	82.6
Advances to suppliers	54.1	149.8
Other receivables	114.1	114.4

	5,030.4	3,418.4

Investments	393.3	363.1

Goodwill, net	829.5	818.2

Property, plant and equipment	5,193.9	4,936.4

Other noncurrent assets
Receivables from related parties	34.3	32.1
Long term investments	59.1	60.9
Prepaid expenses	122.2	82.1
Inventories, net	50.4	115.6
Intangible assets	29.5	19.3
Deferred charges, net	342.8	246.6
Other taxes recoverable	222.4	626.5
Deferred income tax	294.5	105.1
Restricted deposits for legal proceedings	187.2	181.2
Other receivables	31.5	52.7

	1,373.9	1,522.1

Total assets	12,821.0	11,058.2

BRASKEM S.A. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED AND COMBINED FINANCIAL STATEMENTS—(Continued)

at December 31, 2004, 2003 and 2002

All amounts in millions of reais, unless otherwise indicated

	2004	2003
Liabilities and shareholders’ equity
Current liabilities
Suppliers	2,167.9	1,124.6
Payroll and related charges	77.6	70.3
Fair market value of derivative financial instruments	—	4.1
Taxes on income payable	68.3	17.1
Other taxes payable	141.8	108.9
Short-term debt, including current portion of long-term debt	1,282.7	2,058.4
Interest payable on short-term debt and debentures	264.6	543.6
Debentures	5.0	262.3
Related parties		10.9
Advances from customers	23.2	192.4
Dividends payable	185.8	8.8
Other	142.1	177.8

	4,359.0	4,579.2

Long-term liabilities
Long-term debt	2,616.7	2,826.1
Debentures	1,167.9	1,143.0
Advances for credits rights	—	113.4
Quotas subject to mandatory redemption	201.8	100.0
Related parties	145.8	266.1
Minimum pension liability	35.2	60.6
Taxes and contributions payable	1,332.3	1,145.3
Other	120.8	198.9

	5,620.5	5,853.4

Minority interest	252.6	617.8

Shareholders’ equity	2,588.9	7.8

Total liabilities and shareholders’ equity	12,821.0	11,058.2

BRASKEM S.A. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED AND COMBINED FINANCIAL STATEMENTS—(Continued)

at December 31, 2004, 2003 and 2002

All amounts in millions of reais, unless otherwise indicated

(ii)    Condensed statement of operations under U.S. GAAP

	2004	2003	2002
Gross sales	14,780.0	11,487.0	8,833.8
Value-added and other taxes, discounts and returns	(3,055.2)	(1,958.8)	(1,762.0)

Net sales revenue	11,724.8	9,528.2	7,071.8
Cost of sales	(8,940.0)	(7,662.5)	(5,920.8)

Gross profit	2,784.8	1,865.7	1,151.0

Operating income (expenses)
Selling, general and administrative	(850.7)	(513.4)	(520.3)
Depreciation and amortization	(63.7)	(13.8)	(196.4)
Zero-rated tax credit	—	—	1,030.1
Other, net	27.2	51.8	108.9

Operating income	1,897.6	1,390.3	1,573.3

Non-operating income (expenses)
Financial income	(62.3)	58.7	565.1
Financial expenses	(1,190.9)	(770.8)	(3,354.0)
Other	(24.3)	27.8	(74.0)

Income (loss) before income tax, equity in results of associated companies and minority interest	620.1	706.0	(1,289.6)

Income tax benefit (expense)
Current	(66.2)	(42.9)	(67.0)
Deferred	185.1	(120.9)	12.5

Income (loss) before equity in results of associated companies and minority interest	739.0	542.2	(1,344.1)

Equity in earnings of associated companies	171.1	36.7	7.6
Minority interest	(22.3)	(200.8)	192.5

Net income (loss) for the year	887.8	378.1	(1,144.0)

BRASKEM S.A. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED AND COMBINED FINANCIAL STATEMENTS

at December 31, 2004, 2003 and 2002

All amounts in millions of reais, unless otherwise indicated

(iii)    Condensed changes in shareholders’ equity under U.S. GAAP

	Years Ended December 31
	2004	2003
At beginning of the year	7.8	(415.2)

Net income (loss)	887.8	378.1
Changes in minimum pension liability	35.5	(17.1)

Total comprehensive income	923.3	361.0

Capital increase	1,515.5	39.7
Capital issuance costs	(58.1)
Contribution from (distribution to) shareholders	385.4	15.1
Exchange of treasury shares	18.6	7.2
Dividends and interest on own capital	(203.6)	—

At end of the year	2,588.9	7.8

*  *  *

R EPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders

Copesul—Companhia Petroquímica do Sul and Subsidiaries

1  We have audited the accompanying consolidated balance sheets of Copesul—Companhia Petroquímica do Sul and subsidiaries (“the Company”) as of December 31, 2004 and 2003 and the related consolidated statements of operations, of changes in shareholders’ equity, of changes in financial position and of cash flows for each of the three years in the period ended December 31, 2004. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

2  We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

3  In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of Copesul—Companhia Petroquímica do Sul and subsidiaries at December 31, 2004 and 2003 and the consolidated results of their operations, the changes in their financial position and their cash flows for each of the three years in the period ended December 31, 2004, in conformity with accounting practices adopted in Brazil.

4  In our report dated January 26, 2003 we expressed a qualified opinion on the consolidated financial statements for statutory purposes of the Company as of and for the year ended December 31, 2002 since the Company deferred net foreign exchange losses incurred in 2001 on foreign-currency-denominated assets and liabilities, which was not in accordance with accounting practices adopted in Brazil. As described in Note 2, retained earnings in the accompanying financial statements have been adjusted with respect to the consolidated financial statements for statutory purposes to retroactively recognize net foreign exchange losses as expense when incurred in 2001. Accordingly, our present opinion on the financial statements as of and for the year ended December 31, 2002 is different from that expressed in our previous report.

5  Accounting practices adopted in Brazil vary in certain significant respects from accounting principles generally accepted in the United States of America. The application of the latter would have affected the determination of consolidated net income for each of the three years in the period ended December 31, 2004 and the determination of consolidated shareholders’ equity at December 31, 2004 and 2003 to the extent summarized in Note 28.

Porto Alegre, Brazil, May 10, 2005

PricewaterhouseCoopers

Auditores Independentes

COPE SUL—COMPANHIA PETROQUÍMICA DO SUL

CONSOLIDATED BALANCE SHEETS AT DECEMBER 31

All amounts in millions of reais unless otherwise indicated

	2004	2003
Assets
Current assets
Cash and banks	175	456
Trade accounts receivable
Third parties	190	98
Related parties	29	398
Export drafts—billed	(170)	(14)
Credits ceded to receivables securitization fund (FIDC)	(23)	—
Swap receivables	1	10
Marketable securities	69	—
Inventories	427	283
Taxes and charges recoverable	38	126
Other accounts receivable	5	8
Prepaid expenses	13	22

	754	1,387

Long-term assets
Marketable securities	12	—
Related parties	146	330
Taxes and charges recoverable	115	93
Judicial deposits	7	4
Prepaid expenses	5	7
Loans to third parties	9	9
Claims receivable and other	1	2

	295	445

Permanent assets
Investments	11	9
Property, plant and equipment	1,138	1,207
Deferred charges	10	14

	1,159	1,230

Total assets	2,208	3,062

COPESUL—COMPANHIA PETROQUÍMICA DO SUL

CONSOLIDATED BALANCE SHEETS AT DECEMBER 31—(Continued)

All amounts in millions of reais unless otherwise indicated

	2004	2003
Liabilities and stockholders’ equity
Current liabilities
Suppliers
Third parties	146	87
Related parties	2	27
Loans and financing	213	592
Export drafts	21	121
Taxes and charges payable	35	38
Social and labor contributions and charges	53	31
Proposed dividends	118	9
Interest on own capital	19	14
Income tax and social contribution	33	43
Provision for scheduled stoppage	55	10
Swap and options payable	8	40
Advances from customers	11	7
Profit sharing and other	26	15

	740	1,034

Long-term liabilities
Loans and financing	143	383
Export drafts	103	500
Provision for scheduled stoppage	44	53
Deferred contributions and taxes	3	4
Provision for contingencies	9	6
Actuarial liability—PETROS	5	4

	307	950

Stockholders’ equity
Capital	700	610
Capital reserve	248	247
Revaluation reserve	144	179
Revenue reserve	69	42

	1,161	1,078

Total liabilities and stockholders’ equity	2,208	3,062

The accompanying notes are an integral part of these consolidated financial statements.

COPESUL—COMPANHIA PETROQUÍMICA DO SUL

CONSOLIDATED STATEMENT OF INCOME

YEARS ENDED DECEMBER 31

In millions of reais

	2004	2003	2002
Gross sales
Sale of petrochemical products and utilities
Local market	6,267	4,794	3,266
Foreign market	774	630	456
Sale of services and resale of goods	112	29	19

	7,153	5,453	3,741

Taxes and contributions on sales
ICMS	(1,051)	(865)	(597)
PIS, COFINS, CIDE and other	(661)	(362)	(213)

	(1,712)	(1,227)	(810)

Net sales and services	5,441	4,226	2,931
Cost of products, utilities and services	(4,418)	(3,773)	(2,537)

Gross profit	1,023	453	394

Operating (expenses) income
Selling	(136)	(115)	(87)
General and administrative	(41)	(28)	(32)
Management fees	(2)	(1)	(1)
Financial expenses, net (Note 2)	(163)	(161)	(261)
Other operating income (expenses), net	42	(9)	36

	(300)	(314)	(345)

Operating profit	723	139	49
Non-operating result, net	(1)	(1)	(5)

Income before income tax and social contribution	722	138	44
Income tax and social contribution	(242)	(46)	(7)

Income before profit sharing	480	92	37
Employees profit sharing	(20)	(10)	(7)
Management profit sharing	(1)	(1)	(1)

Income before reversal of interest on own capital	459	81	29
Reversal of interest on own capital	88	87	13

Net income for the year	547	168	42

Earnings per share (in Brazilian Reais)	36.39	11.17	2.80

The accompanying notes are an integral part of these consolidated financial statements.

COPESUL—COMPANHIA PETROQUÍMICA DO SUL

STATEMENT OF CHANGES IN STOCKHOLDERS’ EQUITY

In millions of reais

	Capital	Capital reserve	Revaluation reserve	Revenue reserve	Retained earnings/ (deficit) (Note 2)	Total
		Fiscal incentives		Legal
At December 31, 2001	558	52	249	34	(49)	844
Distribution of retained earnings	—	—	—	—	(12)	(12)
Tax on net income (ILL)	—	—	—	—	40	40
Capitalization of capital reserve—fiscal incentives
Income tax	1	(1)	—	—	—	—
FUNDOPEM	51	(51)	—	—	—	—
Fiscal incentives
FUNDOPEM	—	143	—	—	—	143
Realization of revaluation reserve
Revaluation—1983	—	—	(3)	—	3	—
Revaluation—1989	—	—	(32)	—	32	—
Income tax and social contribution on realized revaluation reserve	—	—	—	—	(10)	(10)
Net income for the year	—	—	—	—	42	42
Appropriation of net income
Proposed dividends	—	—	—	—	(65)	(65)
Interest on own capital	—	—	—	—	(13)	(13)

At December 31, 2002	610	143	214	34	(32)	969

Fiscal incentives
FUNDOPEM	—	104	—	—	—	104
Realization of revaluation reserve
Revaluation—1983	—	—	(3)	—	3	—
Revaluation—1989	—	—	(32)	—	32	—
Income tax and social contribution on realized revaluation reserve	—	—	—	—	(10)	(10)
Net income for the year	—	—	—	—	168	168
Appropriation of net income
Legal reserve	—	—	—	8	(8)	—
Proposed dividends	—	—	—	—	(9)	(9)
Interim dividends	—	—	—	—	(57)	(57)
Interest on own capital	—	—	—	—	(87)	(87)

At December 31, 2003	610	247	179	42	—	1,078

COPESUL—COMPANHIA PETROQUÍMICA DO SUL

STATEMENT OF CHANGES IN STOCKHOLDERS’ EQUITY—(Continued)

In millions of reais

	Capital	Capital reserve	Revaluation reserve	Revenue reserve	Retained earnings/ (deficit) (Note 2)	Total
		Fiscal incentives		Legal
At December 31, 2003	610	247	179	42	—	1,078
Capitalization of capital reserve—fiscal incentives
FUNDOPEM	90	(90)	—	—	—	—
Fiscal incentives	—	—	—	—	—	—
FUNDOPEM	—	89	—	—	—	89
Program for Technological and Industrial Development (PDTI)	—	2	—	—	—	2
Realization of revaluation reserve
Revaluation—1983	—	—	(3)	—	3	—
Revaluation—1989	—	—	(32)	—	32	—
Income tax and social contribution on realized revaluation reserve	—	—	—	—	(10)	(10)
Net income for the year	—	—	—	—	547	547
Appropriation of net income
Legal reserve	—	—	—	27	(27)	—
Proposed dividends	—	—	—	—	(118)	(118)
Interim dividends	—	—	—	—	(339)	(339)
Interest on own capital	—	—	—	—	(88)	(88)

At December 31, 2004	700	248	144	69	—	1,161

The accompanying notes are an integral part of these consolidated financial statements.

COPESUL—COMPANHIA PETROQUÍMICA DO SUL

CONSOLIDATED STATEMENT OF CHANGES IN FINANCIAL POSITION

In millions of reais

	2004	2003	2002
Financial resources were provided by:
Operations
Net income for the year (Note 2)	547	168	42
Expenses (income) not affecting working capital
Depreciation and amortization	206	205	202
Swap difference receivable—long-term portion, net	—	115	(107)
Increase in taxes and charges recoverable	—	—	(34)
Provision for long-term scheduled stoppage	34	29	23
Claims for indemnities	—	—	(4)
Provision for administrative, civil and labor contingencies	5	5	4
Interest on long-term amounts receivable	(47)	(65)	(43)
Interest on long-term financing	3	—	5
Monetary variations on long-term items
Long-term liabilities	(2)	(108)	371
Long-term receivables	(23)	55	(147)
Disposals of property, plant and equipment and investments	—	3	—
Income tax and social contribution
Long-term liabilities	(1)	1	—
Retained earnings revaluation reserve	(10)	(10)	(10)

	712	398	302

Third parties
Decrease in long-term receivables
Marketable securities	12	—	47
Related parties	572	1,069	226
Taxes and charges recoverable	3	29	42
Prepaid expenses	6	4	4
Loans to third parties and other	4	4	9
Increase in long-term liabilities
Financial institutions	121	76	15
Export drafts to be invoiced	114	514	—
Fiscal incentives of FUNDOPEM and Program for Technological and Industrial Development	91	104	143

	923	1,800	486

Other
Income taxes on foreign profits	—	(5)	—
Tax credit related to tax on net income (ILL)	—	—	40

	—	(5)	40

Total funds provided	1,635	2,193	828

COPESUL—COMPANHIA PETROQUÍMICA DO SUL

CONSOLIDATED STATEMENT OF CHANGES IN FINANCIAL POSITION—(Continued)

In millions of reais

	2004	2003	2002
Financial resources were used for:
Long-term receivables
Marketable securities	23	—	—
Related parties	325	880	381
Taxes and charges recoverable	19	2	61
Prepaid expenses	4	3	1
Loans to third parties and other	6	2	1
Permanent assets
Investments	2	—	—
Property, plant and equipment	131	47	24
Deferred charges	2	5	4
Transfer from long-term to current liabilities
Financial institutions	195	218	250
Export drafts to be invoiced	371	117	339
Provision for scheduled stoppage	43	20	2
Contributions and taxes	—	—	10
Administrative, civil and labor contingencies	1	1	1
Amortization of long-term liabilities
Financial institutions	174	—	—
Export drafts to be invoiced	133	—	—
Distribution of net income
Proposed dividends	118	9	65
Dividends distributed from retained earnings	339	57	12
Interest on own capital	88	87	13

Total funds used	1,974	1,448	1,164

Increase (decrease) in working capital	(339)	745	(336)

Current assets
At the end of the year	754	1,387	1,305
At the beginning of the year	1,387	1,305	746

	(633)	82	559

Current liabilities
At the end of the year	740	1,034	1,697
At the beginning of the year	1,034	1,697	802

	(294)	(663)	895

Increase (decrease) in working capital	(339)	745	(336)

The accompanying notes are an integral part of these consolidated financial statements.

COPESUL—COMPANHIA PETROQUÍMICA DO SUL

CONSOLIDATED STATEMENT OF CASH FLOWS

YEARS ENDED DECEMBER 31

In millions of reais

	2004	2003	2002
			(Reclassified)
Cash provided by operating activities
Net income for the year	547	168	42
Expenses (income) not affecting cash
Depreciation and amortization	206	205	202
Provision for scheduled stoppage	36	17	23
Provision for contingencies	5	4	4
Interest and monetary and exchange variations on liabilities
Interest	4	—	5
Monetary and exchange variations	—	(108)	371
Interest and monetary and exchange variations on assets
Interest	5	(4)	(21)
Monetary and exchange variations	(18)	56	(147)
Loss on disposals of property, plant and equipment and other		3
Net changes in swap receivable	9	305	(257)
Net changes in swap and options difference payable	(32)	(11)	14
Loans, financing and export drafts
Interest	(7)	(3)	9
Monetary and exchange variations	(21)	(127)	231
Deferred income tax and social contribution	(30)	3	(33)
Fiscal incentives of FUNDOPEM, income tax and Program for Technological and Industrial Development	91	104	143
Decrease (increase) in assets
Trade accounts receivable	277	(213)	(71)
Trade notes linked to the FIDC	23	—	—
Inventories	(144)	21	(177)
Other accounts receivable	102	19	(4)
Related parties	(25)	(302)	307
Increase (decrease) in liabilities:
Suppliers—third parties	59	(20)	57
Other accounts payable	21	59	44

Net cash provided by operating activities	1,108	176	742

Marketable securities
Purchases	(997)	—	—
Redemptions	910	—	—
Loans to related parties
Issuances	(325)	(880)	(381)
Repayments	522	1,007	204
Additions to investments	(2)	—	—
Additions to property, plant and equipment	(131)	(47)	(24)
Additions to deferred charges	(2)	(5)	(4)

Net cash provided by (used in) investing activities	(25)	75	(205)

COPESUL—COMPANHIA PETROQUÍMICA DO SUL

CONSOLIDATED STATEMENT OF CASH FLOWS—(Continued)

YEARS ENDED DECEMBER 31

In millions of reais

	2004	2003	2002
			(Reclassified)
Loans, financing and export drafts
Issuances	772	1,553	781
Repayments	(1,707)	(1,601)	(1,124)
Interest on own capital payable paid	(83)	(72)	(13)
Dividends paid	(346)	(123)	(16)

Net cash used in financing activities	(1,364)	(243)	(372)

Net change in cash	(281)	8	165

Initial cash balance	456	448	283
Final cash balance	175	456	448

Net change in cash	(281)	8	165

The accompanying notes are an integral part of these consolidated financial statements.

COPESUL—COMPANHIA PETROQUÍMICA DO SUL

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

at December 31, 2004 and 2003

All amounts in millions of reais, unless otherwise indicated

1	Operations

The Company’s main objectives are: (a) manufacture, sale, import and export of chemical and petrochemical products and fuel; (b) production and distribution of goods, as well as rendering services to companies of the Southern Petrochemical Complex and management of the logistic services relating to its waterway and terrestrial terminals; and (c) participation in other companies as quotaholder or shareholder.

The main suppliers of raw materials in the local market are PETROBRAS—Petróleo Brasileiro S.A. and its subsidiary Refinaria Alberto Pasqualini—REFAP S.A. (REFAP), and most sales of products are made to companies located in the Southern Petrochemical Complex in Triunfo, State of Rio Grande do Sul, and to REFAP.

2	Presentation of financial statements

The consolidated financial statements have been prepared and are being presented in accordance with accounting practices adopted in Brazil, which are based on Brazilian corporate legislation and standards and procedures of the Brazilian Securities Commission (CVM).

The financial statements prepared by the Company for statutory purposes were filed with the CVM in January 2005. The financial statements presented herein are not intended for statutory purposes and has been adjusted with respect to the financial statements for statutory purposes as described below.

Adjustments to the financial statements for statutory purposes

In the financial statements as of December 31, 2002 and for the year then ended prepared by the Company for statutory purposes, the Company deferred net foreign exchange loss incurred in 2001 on foreign-currency-denominated assets and liabilities, which was not in accordance with accounting practices adopted in Brazil, which require foreign exchange differences to be recognized in income and expense when they occur. In the financial statements for the year ended December 31, 2003 for statutory purposes the amount deferred and recognized as deferred charges as of January 1, 2003 was recorded as a direct reduction of retained earnings in the statement of changes in shareholders equity. Those financial statements as of December 31, 2002 and for the year then ended for statutory purposes were audited by our independent auditors who issued a qualified opinion on January 26, 2003, were published in newspapers, filed with the CVM—Comissão de Valores Mobiliários (the Brazilian stock exchange regulator) and approved at the respective annual shareholders meetings.

Considering that one of the shareholders of the Company is required to file audited financial statements of the Company with the United States Securities and Exchange Commission (SEC), and the SEC does not accept qualified audit opinions, the Company has prepared these adjusted financial statements in which the foreign exchange loss deferred in 2001 is reflected in net income for that year (not presented herewith), and the related amortization expense has been reversed. These adjusted financial statements have been prepared for the reason described above and are not intended to replace the financial statements of the Company for statutory and regulatory purposes.

COPESUL—COMPANHIA PETROQUÍMICA DO SUL

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

at December 31, 2004 and 2003

All amounts in millions of reais, unless otherwise indicated

The following table presents the reconciliation between shareholders’ equity at December 31, 2002 and net income for the year ended December 31, 2002, as presented in the financial statements prepared by the Company for statutory purposes, and the same amounts in these financial statements. The adjustments presented in the reconciliation below have not been recorded in the statutory books of the Company.

	Shareholders equity	Net income for the year
	2002	2002
As presented in the financial statements for regulatory purposes	1,001	—
Reversal of amortization of deferred foreign exchange losses, net of tax effects	(32)	42
As presented in these adjusted financial statements	969	42

3	Significant accounting practices

(a)	Consolidated financial statements

These consolidated statements include the wholly-owned subsidiaries Copesul International Trading, Inc. and CCI—Comercial Importadora S.A. and, as from 2004, the Fundo Copesul de Investimento Financeiro, a mutual fund whose quotas are wholly-owned by the Company. In the consolidation process, the intercompany balances, income, expenses and unrealized profits arising from intercompany transactions are eliminated, as well as the investment in the subsidiaries.

(b)	Marketable securities and swap receivables and payables

These assets are recorded at cost plus accrued income up to the balance sheet date (accrual basis), adjusted to market value, when lower.

(c)	Allowance for doubtful accounts

The allowance is established in an amount considered sufficient to cover probable losses on the non-collection of receivables.

The Company has no allowance for doubtful accounts, since losses are not expected to occur in relation to accounts receivable.

(d)	Inventories

Inventories are stated at average cost of acquisition or production, adjusted to market value, when lower.

(e)	Investments

Investments are recorded at acquisition cost and adjusted to market value, when applicable.

(f)	Property, plant and equipment

Property, plant and equipment are stated at cost, plus revaluation, less accumulated depreciation. Depreciation is calculated on the straight-line method in accordance with the estimated useful lives of assets, supported by an independent appraisal report, as shown in Note 12.

COPESUL—COMPANHIA PETROQUÍMICA DO SUL

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

at December 31, 2004 and 2003

All amounts in millions of reais, unless otherwise indicated

(g)	Deferred charges

Deferred charges include pre-operating expenses related to expansion, projects for new products and systems, and organizational restructuring expenditures, amortized at the rate of 20% per annum.

(h)	Rights and obligations

Rights and obligations subject to monetary or exchange variation are stated at their restated amounts at the balance sheet date, on a daily prorated basis.

(i)	Provision for scheduled stoppage

This provision represents the estimated costs to be incurred in maintenance of equipment during scheduled stoppages, which occurs every six years. Total expected costs for the shut-down are provided for in advance of the shut-down on a straight-line basis over the period between one shut-down and the next scheduled one. The last scheduled stoppage of Plant 1 occurred in the first half of 2001, and the next such stoppage should be in 2007. The scheduled stoppage for Plant 2 is expected for November 2005.

(j)	Income tax and social contribution

Deferred income tax and social contribution on temporary differences were fully recognized at current rates, considering that realization is probable.

Income tax and social contribution are provided based on taxable income determined in accordance with current tax legislation.

(l)	Determination of results of operations

Income and expenses are determined on the accrual basis.

(m)	Statement of cash flows

In accordance with IBRACON Accounting Standards and Procedures (NPC) 20, the Company is presenting the consolidated statements of cash flows for the years ended December 31, 2004,2003 and 2002.

4	Cash and Banks

	2004	2003
Cash and banks—checking account	1	10
Marketable securities
Investments of Fundo Copesul de Investimento Financeiro
Bank Deposit Certificates (CDB)	87	90
Financial Brazilian Government Treasury Bills (LFT)	2	8
Mutual Fund Quotas	—	84
Bank Deposit Certificates (CDB)	2	23
Mutual Fund Quotas (FAQ)	—	211
Collection account	4	—
Government securities	78	—
Overnight deposits	1	30

	175	456

COPESUL—COMPANHIA PETROQUÍMICA DO SUL

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

at December 31, 2004 and 2003

All amounts in millions of reais, unless otherwise indicated

5	Trade Accounts Receivable—Third Parties

	2004	2003
Local customers	86	58
Foreign customers	104	40

	190	98

6	Swap and Options Receivables and Payables

These transactions were carried out to protect the Company against the impact of exchange rate devaluations and were contracted mainly through Fundo Copesul de Investimento Financeiro (the “Fund”), managed by Copesul—Companhia Petroquímica do Sul, the custodian and administrator of which is Banco Citibank S.A.

The Fund has been consolidated, and its assets and liabilities were classified in accordance with the nature of the respective accounts.

	Amounts receivable
	2004	2003
Swap with anticipatory breach clause	—	9
Swap receivables	1	1

Total—current assets	1	10

	Amounts payable
	2004	2003
Options payable	3	15
Swap payable	5	25

Total—current liabilities	8	40

7	Marketable Securities

2004
Receivables Securitization Fund (FIDC) (*)	26
Term deposit	55

Total	81
Current	69

Long-term receivables	12

(*)	On March 1, 2004, the Company raised funds through the Copesul Receivables Securitization Fund (FIDC). The Fund is managed by Votorantim Assets and has net assets of R$ 130 at December 31, 2004, comprising R$ 104 in senior quotas and R$ 26 in subordinated quotas, all of which are held by the Company. Amortization of principal, which started in November 2004, will occur over a period of 22 months. Of the amount raised by the Fund, R$ 125 is invested in billed and unbilled receivables originated by the Company from DSM Elastômeros Brasil Ltda. and Petroquímica Triunfo S.A. and R$ 25 in receivables from several other Copesul customers.

COPESUL—COMPANHIA PETROQUÍMICA DO SUL

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

at December 31, 2004 and 2003

All amounts in millions of reais, unless otherwise indicated

8	Inventories

Inventories are comprised as follows:

	2004	2003
Raw materials	284	103
Finished products	62	43
Resupply and other materials	63	59
Chemical products	11	9
Intermediary products	7	4
Provision for adjustment to market value	—	(1)
Advances for supply of raw material	—	66

	427	283

9	Taxes and Charges Recoverable

	Current		Long-term
	2004	2003	2004	2003
Withholding income tax on financial investments	—	26	—	—
Prepaid income tax	—	39	—	—
Prepaid social contribution	—	18	—	—
Tax on Net Income (ILL)(a)	—	—	48	46
Additional State Income Tax (ADIRE)(b)	—	—	33	30
Deferred income tax on tax loss (c)	—	3	—	—
Deferred income tax on temporary additions (c)	22	9	13	10
Deferred social contribution on temporary additions (c)	8	3	5	4
Presumed PIS/COFINS credits	1	1	—	—
PIS recoverable	—	4	1	—
COFINS recoverable	1	—	3	—
ICMS recoverable	—	20	—	—
ICMS on acquisition of property, plant and equipment (d)	4	3	8	3
IPI recoverable and other	2	—	4	—

	38	126	115	93

(a)	Article 35 of Law No. 7713/88 established the Tax on Net Income (ILL), which was withheld at source from partners and shareholders at the rate of 8%. Accordingly, the Company paid this tax for the base-periods 1989, 1990 and 1991. In Extraordinary Appeal Ruling 172.058-1, published on October 13, 1995, the Federal Supreme Court considered the article unconstitutional and, later, the Federal Senate, through Resolution 82, of November 18, 1996, republished on November 22, 1996, suspended the execution of this legal disposition. Therefore, the Company, on November 21, 2001, filed an ILL Restitution Request with the Federal Revenue Secretariat.
(b)

As of December 31, 2004, the Company had recorded a receivable of R$ 33 (2003—R$ 30) relating to Additional State Income Tax, for which the Company was awarded a final favorable judgement, and a security to cover court-ordered debts was issued. This security should be received at its original amount, in cash, plus legal interest, in successive and equal annual installments over a maximum ten-year period. These

COPESUL—COMPANHIA PETROQUÍMICA DO SUL

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

at December 31, 2004 and 2003

All amounts in millions of reais, unless otherwise indicated

installments, if not settled up to the end of the year to which they relate, may be offset in future years against State taxes, as determined by article 2 of Constitutional Amendment 30, of September 13, 2000.

(c)	The Company recorded deferred tax assets on tax losses and social contribution loss carryforwards in 2003, which were fully offset during 2004. The Company also records deferred tax assets on temporary differences in current assets and long-term receivables in accordance with the expectation of realization of these credits.
(d)	As from August 2000, the ICMS credits paid on acquisitions of property, plant and equipment are recoverable over 48 months, rather than immediately, as determined by Complementary Law No. 102 dated July 11, 2000. The credits are recoverable as follows :

Year	2004	2003
2004	—	3
2005	4	1
2006	3	1
2007	3	1
2008	2	—

	12	6
Current	4	3

Long-term	8	3

10	Prepaid Expenses

Prepaid expenses comprise:

	Realization terms	2004	2003
Insurance	Up to Nov/2005 (2003—up to Nov/2004)	10	18
Chemical products (catalysts)	Up to Feb/2009 (2003—up to Mar/2008)	7	7
Debt issuance costs	Up to Dec/2006 (2003—up to Apr/2007)	1	4

Total, net		18	29
Current		13	22

Long-term		5	7

Chemical products (catalysts) are used as agents that promote a chemical reaction in the production of basic petrochemicals. The expected period over which they will be consumed is 5 years.

Financial expenses relate to the fees charged on loans drawn down from the EXIMBANK (Export-Import Bank of the United States) and Credit Suisse Bank First Boston Limited. The realization of the expenses relating to the EXIMBANK contract in the amount of R$ 4 occurred up to August 2004, upon advance settlement of this contract, as described in Note 16, while the contract with Credit Suisse Bank in the amount of R$ 1 will be realized monthly up to December 2006, the maturity date of the related contract.

11	Judicial Deposits

The Company has judicial deposits and has recorded a provision for contingencies relating to income tax in the amount of R$ 2 at December 31, 2004 (2003—R$ 2) in connection with lawsuits.

COPESUL—COMPANHIA PETROQUÍMICA DO SUL

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

at December 31, 2004 and 2003

All amounts in millions of reais, unless otherwise indicated

Since August 2002, the Company has questioned in court the income tax and the Economic Domain Intervention Contribution (CIDE) on the payment of technical assistance services, having made deposits totaling R$ 3.10, comprising R$ 0.57 (2003—R$ 0.57) and R$ 2.53 (2003—R$ 1.3), respectively.

Also, the Company has civil, administrative and labor claims amounting to R$ 2 at December 31, 2004 (2003—R$ 0.3).

12	Property, Plant and Equipment

	Annual depreciation rates—%	2004			2003
		Revalued and restated cost	Accumulated depreciation	Net	Net
Equipment and installations
Operations	10	1,883	(1,248)	635	748
Utilities	10	905	(759)	146	176
Storage and transfers	10	423	(282)	141	124
Other	10 to 20	86	(61)	25	24
Buildings and construction	4	55	(20)	35	34
Improvements	4	22	(10)	12	12
Land		37	—	37	37
Construction in progress		107	—	107	52

		3,518	(2,380)	1,138	1,207

Revaluations of property, plant and equipment made in 1983 and 1989, based on appraisal reports issued by specialized companies, produced the following effects on the balance sheet:

	2004			2003
	Revaluation	Accumulated realization	Net	Net
Equipment and installations	1,338	(1,242)	96	140
Buildings and construction	18	(6)	12	5
Improvements	7	(2)	5	2
Land	32	(1)	31	32

Total	1,395	(1,251)	144	179

Revaluation reserve			144	179

Realization of the revaluation reserve occur through depreciation and disposals of the revalued assets each year. The amounts realized are transferred directly to retained earnings.

The Company did not set up a provision for deferred income tax on the balance of the revaluation reserve, since CVM Deliberation 183/95 determines that such provision is only required on revaluations made as from July 1, 1995. The revaluation reserve is taxable when realized through depreciation and disposals of items, and the related tax payable is recorded as a charge to Retained Earnings within stockholders’ equity . Considering current tax legislation, the revaluation reserve is subject to future taxation estimated at R$ 33 (2003—R$ 43).

COPESUL—COMPANHIA PETROQUÍMICA DO SUL

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

at December 31, 2004 and 2003

All amounts in millions of reais, unless otherwise indicated

13	Deferred Charges

Deferred charges comprise:

	Annual amortization rates—%	2004			2003
		Restated cost	Accumulated amortization	Net	Net
Development programs	20	14	(4)	10	10
Pre-operating expenses—Plant 2	20	40	(40)	—	4

		54	(44)	10	14

14	Suppliers—Third Parties

	2004	2003
Local	32	37
Foreign	114	50

	146	87

15	Loans and Financing

Liabilities for loans and financing are as follows:

	Annual charges as of December 2004 (%)	2004	2003
Foreign currency
Credit lines (2003—US$ 109 million)		—	315
Financing (Plant 2) (2003—US$ 111 million)		—	321
Loans and financing (US$ 52 million; 2003—US$ 49 million)	Currency basket plus 10.85 Libor plus 3.46 and 2.82 to 7.65	139	142

		139	778
Current		(65)	(458)

Long-term liabilities		74	320

Local currency
Credit lines		—	45
Loans and financing	TJLP plus 1 to 5.5	36	25
Supplier financing		—	24
Financing (Plant 2)	TJLP plus 3.5 to 4.0	50	103
Copesul Receivables Securitization Fund	112 of CDI	131	—

		217	197
Current		(148)	(134)

Long-term liabilities		69	63

Total financing		356	975
Current		(213)	(592)

Long-term liabilities		143	383

CDI—Interbank Deposit Certificate TJLP—Long-Term Interest Rate

COPESUL—COMPANHIA PETROQUÍMICA DO SUL

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

at December 31, 2004 and 2003

All amounts in millions of reais, unless otherwise indicated

In April 2004, the subsidiary Copesul International Trading, Inc. established a “Euro-Medium Term Note Program” guaranteed by Copesul—Companhia Petroquímica do Sul for the issuance of US$ 125 million Notes (“Series I Notes”) in the foreign market (United States of America and Canada). In the last quarter of 2004, the Company issued US$ 100 million of Notes, which are held in treasury.

(a)	The changes in loans and financing were as follows:

	Current	Long-term	Total
At December 31, 2002	786	605	1,391
Additions	752	76	828
Interest	101	—	101
Transfer to short-term	218	(218)	—
Amortization	(1,170)	—	(1,170)
Monetary and exchange variation	(95)	(80)	(175)

At December 31, 2003	592	383	975
Additions	311	121	432
Interest	55	3	58
Transfer to short-term	195	(195)	—
Amortization	(950)	(174)	(1,124)
Monetary and exchange variation	10	5	15

At December 31, 2004	213	143	356

(b)	Long-term financing falls due as follows:

Year	2004	2003
2005	—	276
2006	132	78
2007	5	28
2008	4	1
2009	2	—

	143	383

(c)	The balances relating to the financing of the construction of Plant 2, including principal and interest, comprise:

•	Foreign currency—during 2004, the Company settled in advance the financing with IFC (International Finance Corporation) and EXIMBANK (Export-Import Bank of the United States) in the amounts of US$ 52 and US$ 39, respectively (in 2003, the reported amounts were US$ 66 and US$ 45, respectively).

•	Local currency—financing amounting to R$ 18 (2003—R$ 38) from Government Agency for Machinery and Equipment Financing (FINAME) (through the Regional Bank for the Development of the Extreme South (BRDE) and UNIBANCO ( União dos Bancos Brasileiros S.A.)) and R$ 32 (2003—R$ 65) from Company Financing (FINEM)—(through the National Bank for Economic and Social Development (BNDES)).

COPESUL—COMPANHIA PETROQUÍMICA DO SUL

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

at December 31, 2004 and 2003

All amounts in millions of reais, unless otherwise indicated

(d)	Local currency financing via FINEM and FINAME programs is guaranteed by Plant 2 and by the financed machinery and equipment, respectively.

•	At December 31, 2004, according to contracts signed with the BRDE on May 9, 1997, the BNDES on December 7, 1997 and with Credit Suisse First Boston on April 20, 2004, the Company is obliged to comply with certain covenants, which are duly met on that date. These agreements include covenants that require maintenance of certain financial ratios. The covenants also impose certain limitations with respect to transactions with related parties. If any event of default occurs, the banks may, by notice to the company, require the company to repay the loan or such part of the loan as is specified in that notice.

•	The Company is the guarantor of working capital loans of its subsidiary amounting to R$ 134 (2003—R$ 134).

16	Export Drafts

The changes in advances contracted with financial institutions relating to exports to be invoiced are as follows:

	Exports already invoiced and provided as source of repayment of export drafts	Short-term	Long-term	Total
At December 31, 2002	87	287	131	505
Additions	—	211	514	725
Interest	—	25	—	25
Transfer to short-term	—	117	(117)	—
New export receivables	466	(466)	—	—
Amortization	(535)	(25)	—	(560)
Monetary and exchange variation	(4)	(28)	(28)	(60)

At December 31, 2003	14	121	500	635
Additions	—	226	114	340
Interest	—	43	—	43
Transfer to short-term	—	371	(371)	—
New export receivables	677	(677)	—	—
Amortization	(507)	(48)	(133)	(688)
Monetary and exchange variation	(14)	(15)	(7)	(36)

At December 31, 2004	170	21	103	294

Export drafts bear U.S. dollar exchange variation plus average interest of 9.97% per annum (2003—5.95%), which are recorded in the statement of income as financial expenses.

COPESUL—COMPANHIA PETROQUÍMICA DO SUL

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

at December 31, 2004 and 2003

All amounts in millions of reais, unless otherwise indicated

Long-term export drafts fall due as follows:

Year	2004	2003
2005	—	323
2006	—	33
2007	103	24
2008	—	24
2009	—	24
2010	—	24
After 2010	—	48

	103	500

Upon advanced settlement of the export drafts, R$ 14 was paid as early liquidation penalty.

17	Related Parties

Transactions with related parties mainly include commercial transactions and intercompany loans and are classified in the balance sheet according to the applicable legislation and maturity dates.

Loans receivable from related parties were granted by the Company as follows:

	Financial charges	Maturities
Ipiranga Petroquímica S.A.	(2003—120% of CDI)	(2003—1/15/2004)
Natal Trading Ltd.	(2003—8.2% to 9.5% per annum)	(2003—2/25 to 7/23/2004)
Ipiranga Petroquímica S.A.	(2003—8% per annum)	(2003—3/9/2004)
LANTANA Trading Co. Ltd.	125% of CDI (2003—12.6% to 13.7% per annum and 129% of CDI)	5/10 to 7/8/2005 (2003—5/10 to 7/8/2004)

The criterion used to define the interest rate for these loans is the opportunity cost of applying the funds, increased by charges and taxes due, plus a spread of 1% per annum.

The Company has given guarantees to financial institutions in relation to trade account receivables with related parties transferred to such financial institutions under “vendor” transactions, as follows:

	2004	2003
Braskem S.A.	573	111
Ipiranga Petroquímica S.A.	244	232
Innova S.A.	2	2

	819	345

COPESUL—COMPANHIA PETROQUÍMICA DO SUL

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

at December 31, 2004 and 2003

All amounts in millions of reais, unless otherwise indicated

	Assets		Liabilities		Financial expenses			Financial income			Sales			Purchases
	2004	2003	2004	2003	2004	2003	2002	2004	2003	2002	2004	2003	2002	2004	2003	2002
Braskem S.A . (OPP S.A up to 6/22/2003)	14	259	—	4	—	—	—	8	113	8	2,349	1,772	1,224	100	102	32
Ipiranga Petroquímica S.A.	15	200	2	1	—	—	1	7	25	77	1,713	1,216	894	96	79	40
Refinaria Alberto Pasqualini—REFAP S.A.	—	—	—	7	—	—	—	—	—	—	—	—	2	388	556	412
Petróleo Brasileiro S.A.—PETROBRAS	—	—	—	14	—	—	—	—	—	—	—	—	—	1,781	1,422	955
Petrobras Distribuidora S.A.	—	1	—	1	—	—	—	—	—	—	14	16	12	19	17	9
PSA Trading AVV	—	—	—	—	—	—	—	—	—	27	—	—	—	—	—	—
Odebrecht Química S.A.	—	—	—	—	—	—	—	—	—	17	—	—	—	—	—	—
CPN—Incorporated Limited.	—	—	—	—	—	—	—	—	—	—	36	—	—	—	—	—
Natal Trading Ltd.	—	45	—	—	—	—	—	6	1	—	—	—	—	—	—	—
Lantana Trading Co. Ltd.	146	223	—	—	—	—	—	52	(17)	58	—	—	—	—	—	—

	175	728	2	27	—	—	1	73	122	187	4,112	3,004	2,132	2,384	2,176	1,448

Current	29	398	2	27

Long-term	146	330	—	—

The Company is the guarantor of a borrowing contracted by Ipiranga Petroquímica S.A., in the amount of US$ 20,000 with maturity on June 29, 2005.

18	Income Tax and Social Contribution

(a)	Composition of taxes payable

	Current		Long-term
	2004	2003	2004	2003
Corporate income tax and social contribution	32	42	—	—
Deferred income tax on accelerated depreciation	1	1	3	4

	33	43	3	4

(b)	Reconciliation of income tax and social contribution

	2004	2003	2002
Income before income tax and social contribution, net of employees and management profit sharing and before reversal of interest on own capital	701	127	36
Social Contribution on Net Income (CSLL)
Social Contribution (9%)	(63)	(11)	(3)
Permanent additions
Realization of revaluation reserve—difference In IPC/BTNF indices	(2)	(2)	—
Foreign profits [not taxed/taxed at different rate]	(7)	(4)	(2)
Amortization and depreciation—Law No. 8200/91	(1)	(1)	(2)
Other	(1)	—	(4)

COPESUL—COMPANHIA PETROQUÍMICA DO SUL

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

at December 31, 2004 and 2003

All amounts in millions of reais, unless otherwise indicated

	2004	2003	2002
Permanent exclusions
Equity in results	7	4	6
Other	—	—	(1)

Social contribution expense	(67)	(14)	(6)

Income tax (IR)
Income tax (25%)	(175)	(32)	(9)
Permanent additions
Provision for loss of investments
Foreign profits [not taxed/taxed at different rate]	(20)	(12)	(6)
Other	(1)	(1)	(1)
Permanent exclusions
Equity in results	20	12	17
Other	1	1	(2)

Income tax expense	(175)	(32)	(1)

Total income tax and social contribution in the income statement	(242)	(46)	(7)

The Company elected to pay income tax and social contribution based on annual taxable income, with prepayment based on the quarterly trial balances.

19	Contingencies

(a)  The Company has ongoing labor claims, mainly related to salary equivalence claims and overtime. A provision for these contingencies was set up considering the estimates of legal advisors for probable losses. Judicial deposits were made when required.

(b)  There are also federal tax lawsuits related to the effects of Law No. 8200/91 on the social contribution on net income and on corporate income tax, for which provisions were not set up, considering the opinion of management and the legal advisors that there are good chances of a favorable outcome.

(c)  For income tax and CIDE on the payment of technical assistance services, the Company set up provisions at amounts equal to the judicial deposits (Note 11).

(d)  A civil lawsuit is still in progress against the Company by the minority stockholder Petroquímica Triunfo S.A., questioning aspects involved in the privatization process related to the conversion of preferred shares into common shares before the privatization auction and the preference for subscription of Company shares in relation to the bidders in the auction. Management and the legal advisors do not expect losses to arise from this process.

(e)  In September 2003, the Company was assessed by Federal Tax Auditors due to alleged failure to pay PIS and COFINS on certain transactions. The Company appealed the tax assessment notice because it understood that the assessment arose from an incorrect interpretation of the applicable legal rules by the tax authorities.

Based on the opinion of its legal advisors and external tax consultants, the Company decided not to set up a provision in relation to the mentioned tax assessment, considering the possibility of a favorable outcome to the appeal. The restated amount of the assessments totals R$ 200.

COPESUL—COMPANHIA PETROQUÍMICA DO SUL

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

at December 31, 2004 and 2003

All amounts in millions of reais, unless otherwise indicated

20	Stockholders’ Equity

(a)	Capital

At December 31, fully subscribed and paid-up capital comprises 15,021,716,784 common shares, with no par value.

The Company is authorized to increase capital up to the limit of R$ 1.1, without changing the by-laws, assuring preference to existing stockholders on subscription.

(b)	Capital reserves comprise:

	2004	2003
FUNDOPEM	246	247
Fiscal incentives—Program for Technological and Industrial Development	2	—

	248	247

In September 1998, the Company started to set up a capital reserve based on the financial incentive of the Company Operation Fund (FUNDOPEM) for the State of Rio Grande do Sul, according to Law No. 6427 of October 18, 1972 and amendments. The incentive was granted to the Company through Decree 38502, of May 11, 1998, and the benefit obtained is 50% of ICMS due for the maximum period of 8 years, as from September 1998. The amount accumulated since the beginning of the benefit, recorded as a capital reserve in stockholders’ equity, is R$ 472 (2003—R$ 383), of which R$ 226 was used to increase capital, as approved at the General Stockholders Meetings in 2004, 2003, 2001 and 2000.

(c)	Distribution of net income

According to the Company’s by-laws, net income for the year, adjusted under the terms of Law No. 6404/76, is to be appropriated as follows: (i) 5% to the legal reserve, not to exceed 20% of capital; and (ii) mandatory non-cumulative dividends, equivalent to 6% of capital, up to the limit of 25% of adjusted net income. Dividends will only be distributed when there is available income. The appropriation of the remaining net income will be determined at the General Stockholders Meeting.

(d)	The mandatory dividend, calculated according to corporate legislation and the by-laws, is as follows:

	2004	2003
Capital at the end of the year	700	610

Dividend based on 6% of capital	42	37

Net income for the year	547	168
Transfer to legal reserve	(27)	(8)

Base net income for calculation of dividend	520	160

Mandatory dividends (25% of adjusted net income)	130	40

COPESUL—COMPANHIA PETROQUÍMICA DO SUL

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

at December 31, 2004 and 2003

All amounts in millions of reais, unless otherwise indicated

(e)	Dividends proposed by management, subject to approval at the General Meeting of stockholders, are as follows:

	2004	2003
Accumulated deficit at the beginning of the year	—	(32)
Realization of revaluation reserve	35	35
Income tax and social contribution on realized revaluation reserve	(10)	(10)
Net income for the year	547	168
Profit retained
Legal reserve	(27)	(8)
Profit distribution
Interest on own capital paid and credited	(88)	(87)
Interim dividends	(339)	(57)

Proposed dividends	118	9

(f)  During the year ended December 31, 2004, the Company credited shareholders with interest payable on own capital in the amount of R$ 88 (2003—R$ 87, 2002—R$ 13), of which R$ 69 was paid up to the end of the year. The income tax and social contribution benefit arising from the deductibility of this interest, recorded in the results for the year ended December 31, 2004, was R$ 30 (2003—R$ 29, 2002—R$ 4). Interest on own capital was calculated and recorded according to Law No. 9049/95. For disclosure purposes and in accordance with Brazilian accounting practices, the expense recorded for interest on own capital was reversed in a specific line in the statement of income after the provision for taxation and charged to shareholders’ equity, in compliance with CVM Deliberation 207, of December 13, 1996.

(g)  In addition, during the year ended December 31, 2004, the Company prepaid interim dividends in the amount of R$ 339, approved by the Extraordinary General Stockholders Meetings held on May 31, August 30 and November 16, 2004. Payments were made on June 14, September 15 and November 30, 2004, respectively.

21	Financial Income (Expenses), Net

Financial income (expenses), net is summarized as follows:

	2004	2003	2002
Income on financial investments	9	(137)	534
Monetary variations on assets	2	(8)	8
Exchange variations on assets	(3)	(82)	187
Interest on loans receivable	82	200	64
Other financial income	28	25	4
Interest and charges on loans and financing	(102)	(218)	(421)
Monetary variations on liabilities	(4)	(8)	(8)
Exchange variations on liabilities	25	255	(586)
Interest on own capital (Note 20(f))	(88)	(87)	(13)
Other financial expenses	(112)	(101)	(30)

Net total	(163)	(161)	(261)

COPESUL—COMPANHIA PETROQUÍMICA DO SUL

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

at December 31, 2004 and 2003

All amounts in millions of reais, unless otherwise indicated

22	Other Operating Income (Expenses), Net

	2004	2003	2002
Operating income
Tax credit—IPI Premium credit (Decree Law 1724/79)	—	—	18
Tax credit—PIS—six-month period (Complementary Law 7/70)	—	—	16
Claims for indemnities	—	—	7
Recovery of PIS, COFINS and ICMS	48	—	—
Reversal of long-term contributions and taxes	2	2	—
Other	—	2	10

	50	4	51

Operating expenses
Taxes, charges and contributions	(5)	(10)	(2)
Provisions for administrative, civil and labor contingencies	(2)	(1)	(2)
Actuarial liability—PETROS	(1)	(2)	(2)
Other	—	—	(4)

	(8)	(13)	(10)

Other operating income (expenses), net	42	(9)	41

23	Financial Instruments

The Company means transactions to protect its financial risks, mainly in the short-term and through derivatives. The risks of the derivatives are managed through financial position strategies and controls on exposure limits. All transactions are recorded in the books.

The book value and market value of the main financial instruments are as follows:

	2004		2003
	Book value	Market value	Book value	Market value
Cash and banks	175	175	456	456
Swap receivables	1	1	10	10
Marketable securities	81	81	—	—
Receivables from related parties	146	146	330	329
Loans to third parties	9	10	9	10
Loans and financing	(356)	(351)	(975)	(974)
Export drafts to be invoiced	(124)	(124)	(621)	(621)
Swaps and options payable	(8)	(8)	(40)	(38)

In order to minimize the effect of exchange rate fluctuations on liabilities, the subsidiary Copesul International Trading, Inc. contracted NDF (non-deliverable forward) instruments, through which the Company locks in advance the exchange rate on the maturity date of its debt.

24	Insurance

The Company’s policy is to contract insurance at levels adequate for the risks involved in its operations. Considering the characteristics of its risks, management contracts insurance under the concept of maximum possible loss in a single event, and maintains coverage for operational risks, civil responsibilities and loss of profits.

COPESUL—COMPANHIA PETROQUÍMICA DO SUL

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

at December 31, 2004 and 2003

All amounts in millions of reais, unless otherwise indicated

Also, the Company contracts transportation, group life, sundry risks and vehicle insurance.

25	Fundação PETROBRAS de Seguridade Social—PETROS

(a)  The Company and its employees contribute to PETROS—Fundação PETROBRAS de Seguridade Social, in connection with retirement and defined benefit pension plans. In 2004, the rate on the contribution salary of 12.93% remained identical to 2003. Company contributions during 2004 totaled R$ 5 (2003—R$ 5).

According to the PETROS bylaws and pertinent legislation, in case of a significant shortfall of technical reserves, the sponsors and participants will contribute additional financial resources. Up to the end of the year, no such supplementation was needed.

(b)  In compliance with CVM Deliberation 371/2000, the calculation of the actuarial liability at December 31 for post-employment benefits granted to employees, using the projected unit credit method, resulted in the following:

	2004	2003
Fair value of plan assets	270	230
Present value of actuarial obligations	301	256

Actuarial liability	(31)	(26)

Total net actuarial liability to be provided	(31)	(26)
Actuarial liability recorded as of December 31, 2004	5	4

Unrecorded net actuarial liability	(26)	(22)

According to CVM Deliberation 371 of December 13, 2000, item 84, the Company started recognizing monthly, as from 2002, 1/60 of the unrecorded actuarial liability at December 31, 2001. Accordingly, the amount of R$ 1 was recorded in other operating expenses in 2004 (2003—R$ 1).

The actuarial valuation at November 30, 2004 concluded that the Company needs to increase the future contributions in order to complement the benefits, but since it is within the limits defined by CVM Deliberation 371 and in accordance with accounting practices adopted in Brazil, the Company opted not to adjust the supplementary actuarial liability.

COPESUL—COMPANHIA PETROQUÍMICA DO SUL

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

at December 31, 2004 and 2003

All amounts in millions of reais, unless otherwise indicated

The main actuarial assumptions at the balance sheet date are presented below. Inflation was assumed to be 5% as of December 2004 (2003—5%):

	2004	2003
Real discount rate	Inflation + 6% p.a.	Inflation + 6% p.a.
Expected return on the plan assets	Inflation + 6% p.a.	Inflation + 6% p.a.
Real salary growth	Inflation + 2% p.a. up to 47 years old and none after 48 years old	Inflation + 2% p.a. up to 47 years old and none after 48 years old
Biometrics assumptions
Mortality for pension and charges (not disabled)	GAM-71	GAM-71
Mortality for pension and charges (disabled)	Experience of C.A.P.(*)	Experience of C.A.P.(*)
Disability	Álvaro Vindas(**)	Álvaro Vindas(**)
Other charges	Experience of STEA(***)	Experience of STEA(***)

(*)	C.A.P.—Caixa de Aposentados e Pensionistas, used as basis for developing the mortality table used in the actuarial computations.
(**)	Álvaro Vindas, the disability table used in actuarial computations
(***)	S.T.E.A.— Serviços Técnicos de Estatística e Atuária Ltda., the actuarial firm

(c)  In May 2003, the Administrative Council approved the Complementary Pension Plan called COPESULPREV, a closed defined contribution plan. This plan aims to provide benefits to employees not included in the old PETROS plan, which is now closed to new members. Plan management will be carried out through PETROS, in an independent manner, not linked to any other pension plan managed by that entity, in compliance with Complementary Law No.109/2001. Regulations with actuarial bases and the Adhesion Covenant between the Company and Petros were submitted for the appreciation of the Complementary Pension Secretariat (SPC) of the Ministry of Social Security, and were approved in May 2004.

26	Commitments

Purchase Commitments

The Company purchases naphtha of Petrobras and condensate (a raw material) based under contracts with a total minimum annual purchase volume of metric tons equivalent to R$ 3,739 at December 31, 2004 market prices.

Copesul purchases coal for its utility unit based under a contract that expires in 2008. The minimum annual purchase commitment is 120,000 metric tons, which amounts to R$ 9 at December 31, 2004 market prices.

The Company purchases natural gas under two long-term contracts that expire in 2023. One contract is for consumption of natural gas by its cogeneration turbine. The minimum annual purchase commitment is 66,576 metric tons, which amounts to R$ 28 at December 31, 2004 market prices. The other contract is for consumption in its utility unit. The minimum annual purchase commitment is 15,238 metric tons, which amounts to R$ 11 at December 31, 2004 market prices.

All these contracts described above have take-or-pay clauses for its quantities.

COPESUL—COMPANHIA PETROQUÍMICA DO SUL

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

at December 31, 2004 and 2003

All amounts in millions of reais, unless otherwise indicated

27	Subsequent Event

On January 20, 2005 the Extraordinary Stockholders Meeting approved a reverse stock split at the ratio of 1 new share per 100 shares previously owned.

28	Summary of Principal Differences Between Accounting Practices adopted in Brazil (“Brazilian GAAP”) and Accounting Principles generally accepted in the United States (“US GAAP”)

28.1	Narrative description of differences between Brazilian GAAP and US GAAP

A summary of the Company’s principal accounting policies that affect the determination of net income and stockholder’s equity in Brazilian GAAP as compared to US GAAP is set forth in this section. Section 28.2 includes a quantitative reconciliation of net income and stockholders’ equity between Brazilian GAAP and US GAAP.

(a)	Remeasurement of financial statements for the effects of inflation

Under Brazilian GAAP until 1995, the Comissão de Valores Mobiliarios (CVM, the Brazilian securities exchange regulator) required publicly traded companies subject to its reporting requirements to prepare and publish: (a) statutory financial information prepared according to the accounting principles prescribed by Brazilian Corporate Law and (b) as supplemental information, financial statements expressed in currency of constant purchasing power (the “constant currency method”). The requirement to present financial statements following the constant currency method was eliminated when indexation of financial statements for Brazilian statutory and tax purposes was discontinued on January 1, 1996. As such, these financials statements prepared following Brazilian GAAP have been remeasured to reflect the effect of inflation through December 31, 1995. The index selected for this remeasurement was the Fiscal Reference Unit (UFIR), the index established by the tax authorities for preparation of financial statements under Corporate Law as well as the index selected by the CVM.

Under US GAAP Brazil was considered to be a hyperinflationary economy until June 30, 1997, and, accordingly, all balances and transactions prior to that date should be remeasured at June 30, 1997 price-levels. As from January 1, 1996, with the elimination of the requirement to present constant currency financial statements, no index has been established for this purpose under Brazilian GAAP. The index the Company selected for remeasurement as from January 1, 1996 to June 30, 1997, for purposes of the reconciliation to US GAAP, is the General Market Price Index—Internal Availability (IGP—DI).

This difference affects the carrying amount of property, plant and equipment and related depreciation as well as of inventories, exclusively due to the effect of depreciation of property, plant and equipment on the cost of inventories.

(b)	Revaluation of property, plant and equipment

Under Brazilian GAAP, as explained in Note 12, the Company has recorded in prior years a revaluation of certain of its fixed assets.

Under US GAAP, property, plant and equipment is recorded at its historical cost and revaluations are not allowed.

As a result, the reconciliations presented in Note 28.2 include a reversal of such revaluation and related depreciation recognized under Brazilian GAAP.

COPESUL—COMPANHIA PETROQUÍMICA DO SUL

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

at December 31, 2004 and 2003

All amounts in millions of reais, unless otherwise indicated

(c)	Capitalization of interest on property, plant and equipment

Under Brazilian GAAP, only interest on loans and financing which have been obtained for the specific purpose of financing property, plant and equipment is capitalized.

For US GAAP purposes, interest is capitalized during the construction period of qualifying assets in accordance with Statement of Financial Accounting Standards (“SFAS”) No. 34, “Capitalization of interest cost”, which requires capitalization of interest expense no only of loans and financing for the specific purpose of financing property, plant and equipment. Interest is capitalized based on the average borrowing rate of the company applied to qualifying assets under constructions.

(d)	Pension benefits

Pension benefit obligations for Brazilian GAAP purposes should be accounted for following CVM Instruction 371/2000, which requires the mandatory application of Brazilian Accounting Standard IBRACON NPC 26. Under CVM Instruction 371/2000, disclosure of pension and other post-retirement obligations is required as from December 31, 2001 while recognition of the related obligations is required as from years ended December 31, 2002. As permitted by NPC 26 the initial transitional obligation, which is the difference between plan assets and plan projected benefit obligation at the date of initial recognition, may be recognized by the Company over a 60 month period as from the year ended December 31, 2002. After initial application of the standard, actuarial gains and losses are deferred and recognized in income over the estimated remaining service period of the employees to the extent that those actuarial gains and losses exceed 10% of the higher of the plan assets and the projected benefit obligation.

Under US GAAP, pension benefits should be recorded in accordance with SFAS No. 87, “Employer’s Accounting for Pensions”. The Company is a sponsor of PETROS—Fundação Petrobras de Seguridade Social which administers a defined benefit plan for the employees of the Company. The defined benefit pension plan sponsored by the Company was considered a multi-employer plan prior to August 2002 with each plan sponsor, including the Company, jointly responsible for the plan benefits relating to all sponsors. Through August 2002, contributions to the defined pension plan were recognized as expense when due. Effective August 2002, the liabilities and assets of PETROS were legally disaggregated for each sponsor and the Company began to account for the plan under the accounting requirements for single-employer pension plans, based on actuarial assumptions. The prior service cost as of August 2002 is being recognized as expense over the estimated remaining service period of the employees. As from August 2002, actuarial gains and losses are deferred and recognized in income over the estimated remaining service period of the employees to the extent that those actuarial gains and losses exceed 10% of the higher of the plan assets and the projected benefit obligation. Under US GAAP if the accumulated benefit obligation exceeds the fair value of plan assets, a liability is required to be recorded for at least the difference between those amounts. If the liability already recorded in the balance sheet is less than such amount, an additional minimum liability is required to be recognized against an equal amount recognized as an intangible asset to the limit of the unrecognized prior service cost.

Although plan assets and projected benefit obligations are the same under Brazilian GAAP and US GAAP, differences arise in the amounts recorded in the financial statements as result of: (i) the fact that the initial transitional obligation is recognized under Brazilian GAAP over a 60 month period while the prior service cost is recognized for US GAAP over the estimated remaining service period of the employees, and (ii) the recognition of a minimum liability under US GAAP, which is not required under Brazilian GAAP.

The measurement date used to determine pension benefits is December 31 for US GAAP both in 2004 and 2003, while for purposes of Brazilian GAAP the Company has used November 30, 2004 and December 31, 2003.

COPESUL—COMPANHIA PETROQUÍMICA DO SUL

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

at December 31, 2004 and 2003

All amounts in millions of reais, unless otherwise indicated

The funded status of the defined benefit pension plan as at December 31, 2004 and 2003 and the additional disclosures required by SFAS No. 132, “Employer’s Disclosures About Pensions and Other Post-Retirement Benefits”, as amended, are as follows:

Changes in plan assets, Benefit Obligations and funded status

Change in benefit obligation	Year ended December 31, 2004	Year ended December 31, 2003	Year ended December 31, 2002
Benefit obligation at beginning of year	256	209	—
Segregation from multi-employer plan (August 31, 2002)	—	—	194
Service cost	6	5	1
Interest cost	28	23	7
Benefit payments	(14)	(11)	(3)
Actuarial losses	29	30	10

Benefit obligation at end of year	305	256	209

Plan assets at fair value	Year ended December 31, 2004	Year ended December 31, 2003	Year ended December 31, 2002
Plan assets at fair value at beginning of year	230	196	—
Segregation from multi-employer plan (August 31, 2002)	—	—	165
Actual return on plan assets	57	38	31
Employer contributions (net of administrative fee)	5	4	2
Employee contributions (net of administrative fee)	4	3	1
Benefit payments	(14)	(11)	(3)

Plan assets at fair value at end of year	282	230	196

	At December, 31
Funded status	2004	2003
Funded status at end of year	(23)	(26)
Unrecognized prior service cost	23	25
Unrecognized net actuarial losses	(5)	(2)

Accrued benefit cost	(5)	(3)

The amounts to be recognized under US GAAP and the difference with respect to the amount recorded under Brazilian GAAP are presented below:

	2004	2003
Accrued benefit cost to be recognized under US GAAP	5	3
Accrued benefit cost recognized under BR GAAP	5	4

Difference affecting shareholders’ equity presented in reconciliation in Note 28.2	—	1

COPESUL—COMPANHIA PETROQUÍMICA DO SUL

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

at December 31, 2004 and 2003

All amounts in millions of reais, unless otherwise indicated

Under US GAAP, a additional minimum liability is required to be recognized which would be recorded against intangible assets not affecting therefore the reconciliations presented in Note 28.2. The additional minimum liability to be recognized is presented below:

	2004	2003
Accrued benefit cost to be recognized under US GAAP	5	3
Total minimum liability	18	21

Amount of additional minimum liability and intangible asset	13	18

The accumulated benefit obligation for the referred defined benefit pension plan was R$ 300 at December 31, 2004 (2003—R$ 251)

Components of Net Periodic Benefit Cost

	Year ended December 31, 2004	Year ended December 31, 2003	Four-month period ended December 31, 2002
Service cost	6	5	1
Interest cost	28	23	7
Expected return on plan assets	(26)	(22)	(6)
Amortization of unrecognized prior service cost	4	3	1
Employee contributions (net of administrative fee)	(4)	(3)	(1)

Net periodic benefit cost	8	6	2

Actuarial assumptions

	2004	2003	2002
Assumed discount rate	Inflation + 6.0% p.a.	Inflation + 6.0% p.a.	Inflation + 6.0% p.a.
Expected rate of future salary increases	Inflation + 2% p.a. up to 47 years old and none after 48 years old	Inflation + 2% p.a. up to 47 years old and none after 48 years old	Inflation + 2% p.a. up to 47 years old and none after 48 years old
Expected rate of future pension increases	Inflation + 0.0% p.a.	Inflation + 0.0% p.a.	Inflation + 0.0% p.a.
Expected rate of return on plan assets	Inflation + 6.0% p.a.	Inflation + 6.0% p.a.	Inflation + 6.0% p.a.
Inflation	5% p.a.	5% p.a.	5% p.a.

Plan assets

The company’s weighted-average pension plan asset allocations by asset category at December 31, 2004, and 2003 are as follows:

Asset Category	2004	2003
Equity securities	43.80%	33.18%
Debt securities	40.29%	48.72%
Real estate	6.94%	8.27%
Other (loans and financing)	8.97%	9.83%

	100.00%	100.00%

COPESUL—COMPANHIA PETROQUÍMICA DO SUL

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

at December 31, 2004 and 2003

All amounts in millions of reais, unless otherwise indicated

The objective of the investment policy is to achieve long-term equilibrium between the actuarial obligations and the available assets reaching or exceeding the profitability target. Asset allocations among the different categories (equity securities, debt securities, real estate and loans and financing) are made based on the expected return of each group of assets in the next 12 months, using alternative scenarios. Specific investments within each category are defined based on the related risk and returns considering the overall portfolio. Final allocation is defined in the investment policy, which is approved by the Board of Directors of PETROS.

Other disclosures

The Company expects to contribute R$ 6 to the pension plan in 2005.

The benefits expected to be paid in each of the next five fiscal years and in the aggregate for the five fiscal years thereafter are as follows:

Year
2005	14
2006	15
2007	16
2008	17
2009	19
2010 to 2014	117

198

(e)	Deferred charges

Under Brazilian GAAP, pre-operating expenses incurred in the construction or expansion of a new facility may be deferred until the facility begins commercial operations. Additionally, all costs related to the organization and start-up of a new business may be capitalized to the extent that they are considered recoverable. Deferred charges are amortized over a period of five to ten years. As described in Note 13 the company deferred pre-operating expenses related to expansion, projects for new products and systems, and to organizational restructurings, which are being amortized at the rate of 20% p.a.

Under US GAAP, the rules are restrictive as to the costs that can be capitalized and the amounts recorded as deferred charges under Brazilian GAAP do not meet the criteria for capitalization and should be expensed as incurred.

As a result, the reconciliations presented in Note 28.2 include a reversal of those charges which were deferred under Brazilian GAAP.

(f)	Tax incentives

Under Brazilian GAAP, the various tax incentives of the Company (in the form of tax reduction or exemption for defined periods) are accounted for directly as an increase in a capital reserve account in stockholders’ equity. The Company records the taxes as expense in the consolidated statement of income for the amounts that would be due absent the benefit, and recognizes a reduction in the tax payable against the capital reserve.

COPESUL—COMPANHIA PETROQUÍMICA DO SUL

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

at December 31, 2004 and 2003

All amounts in millions of reais, unless otherwise indicated

For US GAAP reconciliation purposes the amount of those incentives is recognized directly in the statement of income.

(g)	Income tax and social contribution on the revaluation of property, plant and equipment

Under Brazilian GAAP, and as explained in Note 12, no deferred tax liability was recognized for the difference between the book tax value and the value of property, plant and equipment that resulted from the revaluation of property, plant and equipment. Depreciation in the financial statements is recorded based on the revaluated amount. For income tax purposes, depreciation is deductible based on only the historical restated cost of property, plant and equipment acquired and the amortization of the revaluation is not deductible. The revaluation, when originally recorded, was recognized as an increase in property, plant and equipment against a capital reserve. The reserve is reduced against retained earnings as the revaluation is recognized as expense through depreciation or through the sale of the revalued assets. The increase in income tax payable resulting from the non-deductibility of the revaluation is recognized as a reduction in equity against retained earnings.

Under US GAAP, no deferred tax is required to be recorded on the revaluation because the revaluation is already reverted. The increase in income tax payable resulting from non-deductibility of the revaluation is considered an expense for purposes of the reconciliation presented in Note 28.2.

(h)	Gain on the transfer of receivables to a financial institution

Under Brazilian GAAP, the subsidiary Copesul International Trading Inc. recorded, financial income during the year ended December 31, 2001 related to the transfer to a financial institution of receivables owned by Copesul S.A. Copesul International Trading Inc. was committed to reacquire the receivables transferred, and a loss of R$ 26 was recognized upon repurchase of the receivables during the year ended December 31, 2002.

The transfer of receivables did not qualify to be accounted for as a sale of financial assets under US GAAP, and the amount of the gain recorded under Brazilian GAAP was recognized as a loan as of December 31, 2001. In the reconciliation of net income for the year ended December 31, 2002, the loss of R$ 26 recognized under Brazilian GAAP was reversed.

(i)	Derivative financial instruments

Under Brazilian GAAP, foreign currency derivatives are recorded by comparing contractual exchange rates to exchange rates at month end. Under the swap agreements, the Company pays or receives at maturity the amounts of the difference between the variation corresponding to an interest rate based on the CDI rate and an amount based on the US Dollar exchange rate plus a fixed rate. Gains and losses on swap agreements are recorded based on the contractual rates and year-end exchange rates. Gains on options and forward contracts are recorded when the contracts expire, while losses are recorded based on the position of each individual instrument at year-end.

Under US GAAP, all derivatives are required to be recorded at fair value on the balance sheet and all variations in fair value are required to be recorded in the statement of income, unless they qualify as a hedge. None of the derivatives entered into by the Company qualified for hedge accounting during the periods presented.

COPESUL—COMPANHIA PETROQUÍMICA DO SUL

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

at December 31, 2004 and 2003

All amounts in millions of reais, unless otherwise indicated

(j)	Provision for dividends and interest on own capital

Under Brazilian GAAP, at each balance sheet date the directors are required to propose a dividend distribution from earnings and accrue for this in the financial statements. Under Brazilian GAAP, companies are permitted to distribute or capitalize an amount of interest on own-capital, subject to certain limitations and calculated based on a government interest rate multiplied by stockholders’ equity. Such interest is deductible for tax purposes and is recorded as a dividend. Although not affecting net income, except for the tax benefit, the Company includes this nominal charge in financial expenses and reverses out the same amount before net income.

Under US GAAP, since proposed dividends may be ratified or modified at the annual Shareholders’ Meeting, such dividends are not considered declared at the balance sheet date and therefore are not accrued. However, interim dividends paid or interest on own-capital credited to shareholders as capital remuneration under Brazilian legislation is considered declared for US GAAP purposes. Under US GAAP, no similar interest on own-capital distribution concept exists.

(k)	Earnings per share

Under Brazilian GAAP, disclosure of earnings per share is normally computed based on the number of shares outstanding at the end of the year, although a weighted-average basis is acceptable.

Under US GAAP, in accordance with SFAS 128, “Earnings per Share”, the presentation of earnings per share is required for public companies, including earnings per share from continuing operations and net income per shares on the face of the income statement, and the per share effect of changes in accounting principles. A dual presentation is required: basic and diluted. Computations of basic and diluted earnings per share data should be based on the weighted average number of common shares outstanding during the period and all dilutive potential commom shares outstanding during each period presented, respectively. If a stock dividend, stock split or reverse stock split is approved earnings per share should be retroactively restated as if such change had been in effect as of the beginning of the earliest period presented.

No financial instruments have been issued by the Company which have a dilutive effect, and therefore basic and diluted earnings per share are the same.

(l)	Consolidation of receivables securitization fund (“FIDC”)

On March 1, 2004 the Company obtained financing through the FIDC, a special purpose entity. The FIDC is managed by Votorantim Assets Management DTVM Ltda., an independent asset manager. The FIDC has two classes of quotas: senior quotas and subordinated quotas. The FIDC issued senior quotas in exchange of R$ 125 contributed by third-parties and subordinated quotas in exchange of R$ 25. All the subordinated quotas were issued to and are held by the Company. The senior quotas have the right to a fixed return of 106.5% of CDI. Subordinated quotas have right to any excess of net income of the fund over the return attributed to senior quotas. Senior quotas are mandatorily redeemable by the fund under an amortization schedule beginning on November 2004 and over a 22 month period. The subordinated quotas should represent at least 15% of total equity of the Fund. The FIDC is required to invest in receivables originated by the Company. As of December 31, 2004 the Company received R$ 125 from the FIDC as payment for the purchase of receivables, R$ 25 of receivables were transferred to the FIDC in exchange for the subordinated quotas and R$ 15 of receivables were transferred to the FIDC as repayment of the proceeds received.

COPESUL—COMPANHIA PETROQUÍMICA DO SUL

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

at December 31, 2004 and 2003

All amounts in millions of reais, unless otherwise indicated

Under Brazilian GAAP, the Company accounts for the subordinated quotas received as marketable securities at the net asset value determined by the administrator of the FIDC and recognizes a debt under loan and financing for the proceeds received, carrying interest at 112% of CDI. When receivables are transferred to the FIDC, they are transferred at a discount to their face amount; at the transfer of the receivables are derecognized for their carrying amount, a loss is recognized for the discount and the debt with the FIDC is reduced by the discounted amount.

Under US GAAP, in accordance with FASB Interpretation No. 46 “Consolidation of Variable Interest Entities (revised December 2003)”, the FIDC is considered a variable interest entity and is being consolidated by the Company since its inception.

(m)	Classification of statement of income line items

Under Brazilian GAAP, in addition to the differences described in the items above, the classification of certain income and expense items is presented differently from US GAAP. We have recast our statement of income under Brazilian GAAP to present a condensed statement of income in accordance with US GAAP (Note 28.3). The reclassifications are summarized as follows:

(i)	Interest income and interest expense, together with other financial charges, are displayed within operating income in the statement of income presented in accordance with Brazilian GAAP. These amounts have been reclassified to non-operating income and expenses in the condensed statement of income in accordance with US GAAP;

(ii)	Under Brazilian GAAP, foreign exchange gains and losses are displayed as financial income or expenses. Under US GAAP foreign exchange gains and losses are recorded in a specific line as non-operating income (expenses);

(iii)	Under Brazilian GAAP, losses incurred in 2004 on the early payment of debt are recorded as financial expense. Under US GAAP such cost is recorded in a specific line as non-operating expense;

(iv)	Under Brazilian GAAP, management fees are recorded in a specific line as operating expenses. For US GAAP purposes such costs are included as operating expenses in selling, general and administrative expenses;

(v)	Under Brazilian GAAP, employees and management profit sharing are recorded after income tax and social contribution. Under US GAAP, these items are included as operating expenses.

(n)	Classification of balance sheet line items

Under Brazilian GAAP, the classification of certain balance sheet items is presented differently from US GAAP. We have recast our consolidated balance sheet under Brazilian GAAP to present a condensed consolidated balance sheet in accordance with US GAAP Note 28.3 . The reclassifications are summarized as follows:

(i)	Cash equivalents is not defined under Brazilian GAAP. Cash and banks under Brazilian GAAP comprises cash in hand, placed in banks and investments in mutual funds. For US GAAP, SFAS 95, “Statements of cash flows”, defines cash equivalents as short-term, highly liquid investments (i) readily convertible to known amounts of cash and (ii) so near their maturity that they present insignificant risk of changes due to changes in interest rates. The Company has considered Cash and cash equivalents to include cash in hand, deposits and debt securities with original maturities of three months or less. Other financial instruments not meeting the definition of Cash and cash equivalents and recorded in Cash and banks under Brazilian GAAP are recorded as certificates of deposit or trading investments, as appropriate;

COPESUL—COMPANHIA PETROQUÍMICA DO SUL

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

at December 31, 2004 and 2003

All amounts in millions of reais, unless otherwise indicated

(ii)	Under Brazilian GAAP, in accordance with Law 6404/76, loans receivable from related parties, resulting from non-operating transactions are classified as Long Term assets, regardless of their contractual maturity. Under US GAAP they are classified as current or non-current assets based on their contractual maturity;

(iii)	Under Brazilian GAAP, invoices for export sales for which the Company authorized a bank to use, upon their collection, the proceeds to repay export draft debt are recognized as a reduction of current assets, and debt is also reduced for the same amount. For US GAAP purposes, the invoices are presented as receivables and the debt is not reduced until collection of the proceeds and settlement of the debt have actually took place;

(iv)	Under Brazilian GAAP, deferred income taxes are not netted and assets are shown separately from liabilities. For US GAAP purposes, deferred tax assets and liabilities are netted within the same taxpayer and same tax jurisdiction and are classified as current or non-current based on the classification of the underlying temporary difference.

(o)	Additional disclosures requested by US GAAP

(i)	Advertising costs

Advertising costs are expensed as incurred and are included in selling, general and administrative expense. Advertising costs amounted to R$ 9, R$ 7 and R$ 4 for the years ended December 31, 2004, 2003 and 2002, respectively.

(ii)	Freight expenses

Freight expenses are recorded in a specific line as selling expenses in the following amounts: R$ 69, R$ 62 and R$ 52 at December 31, 2004, 2003 and 2002, respectively.

(p)	Recently issued accounting standards

The CVM approved on August 2004 Instruction No. 408 which requires consolidation of special purpose entities (“SPE”) when a company has decision-making rights with respect to the activities of a SPE or has the right to obtain the majority of the benefits or is exposed to the majority of the losses of the SPE or of the assets of the SPE. Instruction No. 408 is effective as from January 1, 2005 and the Company expects to consolidate, as from January 1, 2005, FIDC as result of the application of Instruction No. 408.

In December 2003, the Financial Accounting Standard Board (“FASB”) issued FASB Interpretation No. 46—“Consolidation of Variable Interest Entities, (revised December 2003)” (“FIN 46R”). The primary objectives of FIN 46R are to provide guidance on the identification of entities for which control is achieved through means other than through voting rights (variable interest entities or “VIEs”) and how to determine when and which business enterprise should consolidate the VIE (the primary beneficiary). This new model for consolidation applies to an entity in which either (1) the equity investors (if any) do not have a controlling financial interest; or (2) the equity investment at risk is insufficient to finance that entity’s activities without receiving additional subordinated financial support from other parties. In addition, FIN 46R requires that both the primary beneficiary and all other enterprises with a significant variable interest in a VIE make additional disclosures regarding the nature, purpose, size and activities of the VIE and the enterprise’s maximum exposure to loss as a result of its involvement with the VIE.

The implementation date of FIN 46R is the first period ending after December 15, 2003 for Special Purpose Entities (“SPEs”) and as from January 1, 2004 for previously existing variable interest entities which are not SPEs. FIN 46R may be applied prospectively with a cumulative adjustment as of the date on which it is first applied or by restating previously issued financing statements for one or more years with a cumulative-effect adjustment as of the beginning of the first year restated. The adoption of FIN 46R resulted in the consolidation of the receivable securitization fund.

COPESUL—COMPANHIA PETROQUÍMICA DO SUL

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

at December 31, 2004 and 2003

All amounts in millions of reais, unless otherwise indicated

In November 2004, the FASB issued SFAS No. 151, Inventory Costs, an amendment of ARB No. 43, Chapter 4, which requires idle facility expenses, excessive spoilage, and double freight and rehandling costs to be treated as current period charges and also requires that the allocation of fixed production overheads to the costs of conversion be based on the normal capacity of the production facilities. Accounting Research Bulletin No. 43, Inventory Pricing, previously required such expenses to be treated as current period expenses only if they meet the criterion of “so abnormal”, which was not a defined term. SFAS No. 151 is effective for inventory costs incurred during fiscal years beginning after June 15, 2005, with earlier adoption permitted. The company does not believe that the adoption of SFAS No. 151 will have a material impact on the company’s consolidated financial position or results of operations.

28.2	Reconciliation of differences between Brazilian GAAP and US GAAP

28.2.1	Difference in net income

			Years ended December 31
	Reference in 28.1		2004	2003	2002
Net income under Brazilian GAAP			547	168	42

1. Remeasurement of financial statements for the effect of inflation:
(i) Depreciation on fixed assets for the year	(a	)	(76)	(76)	(76)
(ii) Inventories	(a	)
2. Reversal of depreciation for the year on revaluation of property, plant and equipment	(b	)	35	35	35
3. Depreciation of capitalized interest on construction of property, plant and equipment	(c	)	(8)	(8)	(8)
4. Effect in income of pension benefits	(d	)	(1)	1
5. Reversal of deferred charges and related amortization	(e	)	4	5	8
6. Tax incentives:	(f	)
(i) Company Operation Fund—FUNDOPEM			89	104	143
(ii) Program for Technological and Industrial Development—PDTI			3
7. Income tax and social contribution on the revaluation of property, plant and equipment	(g	)	(10)	(10)	(10)
8. Reversal of gain on the transfer of receivables to a financial institution	(h	)			26
9. Derivative financial instruments	(i	)	(1)	115	(114)
10. Deferred income tax on all adjustments except for 2, 6 and 7			27	(15)	57
11. Other adjustments			2	7	4

Net income under US GAAP			611	326	107

Weighted average number of shares issued and outstanding after giving retroactive effect to the reverse stock split approved on January 20, 2005 (Note 27)—Basic and diluted			150,217,167	150,217,167	150,217,167

Earnings per share (in Brazilian Reais)			4.06	2.17	0.71

COPESUL—COMPANHIA PETROQUÍMICA DO SUL

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

at December 31, 2004 and 2003

All amounts in millions of reais, unless otherwise indicated

28.2.2	Differences in Stockholders’ equity

	Reference		December, 31
			2004	2003
Stockholders’ equity under Brazilian GAAP			1,161	1,078

1. Remeasurement of financial statements for the effect of inflation:
(i) Fixed assets net of accumulated depreciation	(a	)	162	238
(ii) Inventories	(a	)	1	1
2. Reversal of revaluation of property, plant and equipment	(b	)	(144)	(179)
3. Capitalization of interest on construction of property, plant and equipment	(c	)	186	186
4. Depreciation of capitalized interest on construction of property, plant and equipment	(c	)	(131)	(123)
5. Pension benefits	(d	)		1
6. Reversal of deferred charges	(e	)	(10)	(14)
7. Derivative financial instruments	(i	)		1
8. Deferred income tax on all adjustments except for 2 and 9	(j	)	(73)	(100)
9. Proposed dividends	(j	)	118	9
10. Other adjustments			6	4

Stockholders’ equity under US GAAP			1,276	1,102

28.3	US GAAP condensed financial information

Based on the reconciling items and discussion above, Copesul’s condensed consolidated balance sheet, statement of income and statement of changes in stockholders’ equity under US GAAP are as follows:

(a)	Condensed balance sheet under US GAAP

	2004	2003
Assets

Current assets
Cash and cash equivalents	97	138
Trading investments	132	295
Certificates of deposit	2	23
Loans to related parties	146	330
Trade accounts receivable	219	495
Inventories, net	427	284
Taxes and charges recoverable	7	111
Deferred income taxes	29	14
Swaps receivable	1	10
Prepaid expenses	13	22
Other accounts receivable	7	8

	1,080	1,730

COPESUL—COMPANHIA PETROQUÍMICA DO SUL

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

at December 31, 2004 and 2003

All amounts in millions of reais, unless otherwise indicated

	2004	2003
Property, plant and equipment, net	1,210	1,328

Other noncurrent assets
Held-to-maturity investments	1	—
Investments at cost, net	11	9
Judicial deposits	14	10
Taxes and charges recoverable	97	79
Prepaid expenses	5	7
Loans to third parties	9	9
Intangible asset—recognition of minimum pension obligation	13	18
Other accounts receivable	1	2

	151	134

Total assets	2,441	3,192

Liabilities and shareholders’ equity
Current liabilities
Suppliers	148	114
Social and labor contributions and charges	53	31
Provision for income taxes	33	43
Taxes and charges payable	35	38
Short-term debt, including current portion of long-term debt	128	592
Short-term export drafts, including current portion of long-term export drafts	191	135
Quotas subject to mandatory redemption	85	—
Provision for scheduled stoppage	55	10
Interest on shareholders’ equity	19	14
Payables related to swaps, forwards and options	8	38
Advances from customers	11	7
Retirement benefit obligation	5	4
Profit sharing and other	26	15

	797	1,041

Long-term liabilities
Long-term debt, net of current portion	98	383
Long-term export draft, net of current portion	103	500
Quotas subject to mandatory redemption	45	—
Provision for schedule stoppage	44	53
Deferred income taxes	57	91
Provision for tax, civil and labor proceedings	9	6
Retirement benefit obligation	12	16

	368	1,049

Commitments and contingencies
Shareholders’ equity	1,276	1,102

Total liabilities and shareholders’ equity	2,633	3,192

COPESUL—COMPANHIA PETROQUÍMICA DO SUL

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

at December 31, 2004 and 2003

All amounts in millions of reais, unless otherwise indicated

(b)	Condensed statement of income under US GAAP

	2004	2003	2002
Gross Sales	7,153	5,453	3,741
Taxes and contributions on sales	(1,623)	(1,123)	(665)

Net sales and services	5,530	4,330	3,076
Cost of products, utilities and services	(4,454)	(3,799)	(2,572)

Gross profit	1,076	531	504

Operating (expenses) income
Selling, general and administrative	(189)	(157)	(121)
Employees profit sharing	(20)	(10)	(7)
Other operating income (expenses), net	44	(7)	33

Operating profit	911	357	409

Non-operating income (expenses)
Financial income (expenses), net	(81)	(132)	62
Loss on anticipated payment of debt paid in advance settlement	(16)
Foreign exchange gains, net	22	173	(399)
Other		(1)	(5)

Income before income taxes and social contribution	836	397	67

Income tax benefit (expense)
Current	(272)	(44)	(16)
Deferred	47	(27)	56

Net income for the year	611	326	107

(c)	Condensed statement of changes in stockholders’ equity under US GAAP

	Years Ended December 31
	2004	2003	2002
At beginning of the year	1,102	985	907
Net income	611	326	107
Dividends paid	(349)	(123)	(16)
Interest on own capital	(88)	(86)	(13)

At end of the year	1,276	1,102	985

* * *

EXHIBIT INDEX

1.01	By-laws, as amended through March 31, 2005 (English Transaction)
4.18	Electric Power Purchase and Sale Agreement, dated October 20, 2004, between Companhia Hidro Elétrica do São Francisco—CHESF and Braskem S.A. (UNIB-BA) (English translation).
4.19	Amendment No. 1 to Electric Power Purchase and Sale Agreement, dated October 20, 2004, between Companhia Hidro Elétrica do São Francisco—CHESF and Braskem S.A. (UNIB-BA) (English translation).
4.20	Electric Power Purchase and Sale Agreement, dated October 20, 2004, between Companhia Hidro Elétrica do São Francisco—CHESF and Braskem S.A. (UCS-AL) (English translation).
4.21	Amendment No. 1 to Electric Power Purchase and Sale Agreement, dated October 20, 2004, between Companhia Hidro Elétrica do São Francisco—CHESF and Braskem S.A. (UCS-AL) (English translation).
4.22	Electric Power Purchase and Sale Agreement, dated October 20, 2004, between Companhia Hidro Elétrica do São Francisco—CHESF and Braskem S.A. (UCS/MVC/PVC-BA)
4.23	Electric Power Purchase and Sale Agreement, dated October 19, 2004, between CPFL Comercialização Brasil S.A . and Braskem S.A. (English translation).
12.01	Certification of Principal Executive Officer dated June 29, 2005 pursuant to Exchange Act Rules 13a-15(e) and 15d-15(e)
12.02	Certification of Principal Financial Officer dated June 29, 2005 pursuant to Rules 13a-15(e) and 15d-15(e)
13.01	Certifications of Principal Executive Officer and Principal Financial Officer dated June 29, 2005 pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002