Form 20-F
period 2005-12-31
BRASKEM SA
filed 2006-06-23
CIK 1071438

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2005

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

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

None

The total number of issued shares of each class of stock of BRASKEM S.A. as of December 31, 2005 was: 120,860,099 Common Shares, no par value per share, 240,855,683 Preferred Shares, Class A, no par value per share, and 803,066 Preferred Shares, Class B, no par value per share.

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.    Yes  ☒    No  ☐

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.    Yes  ☐    No  ☒

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.    Yes  ☒    No  ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer. See definition of “accelerated filer and large accelerated filer” in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer ☒	Accelerated filer ☐	Non-accelerated filer ☐

Indicate by check mark which financial statement item the registrant has elected to follow.    Item 17  ☐    Item 18  ☒

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).    Yes  ☐    No  ☒

INTRODUCTION

All references herein to the “real,” “reais” or “R$” are to the Brazilian real, the official currency of Brazil. All references to “U.S. dollars,” “dollars” or “US$” are to U.S. dollars.

All references herein (1) to “we,” “us” or “our company” are references to Braskem S.A. and its consolidated subsidiaries and (2) to “Braskem” are references solely to Braskem S.A.

On June 22, 2006, the exchange rate for reais into U.S. dollars was R$2.239 to US$1.00, based on the selling rate as reported by the Central Bank of Brazil (Banco Central do Brasil), or the Central Bank. The selling rate was R$2.341 to US$1.00 at December 31, 2005 and the commercial selling rate was R$2.654 to US$1.00 at December 31, 2004 and R$2.889 to US$1.00 at December 31, 2003, in each case, as reported by the Central Bank. The real/U.S. dollar exchange rate fluctuates widely, and the selling rate at June 22, 2006 may not be indicative of future exchange rates. See “Item 3. Key Information—Exchange Rates” for information regarding exchange rates for the Brazilian currency since January 1, 2001.

Solely for the convenience of the reader, we have translated some amounts included in “Summary—Summary financial and other information,” “Capitalization,” “Selected financial and other information” and elsewhere in this annual report from reais into U.S. dollars using the selling rate as reported by the Central Bank at December 31, 2005 of R$2.341 to US$1.00. These translations should not be considered representations that any such amounts have been, could have been or could be converted into U.S. dollars at that or at any other exchange rate. Such translations should not be construed as representations that the real amounts represent or have been or could be converted into U.S. dollars as of that or any other date.

Financial Statements

Braskem Financial Statements

We maintain our books and records in reais.

Our consolidated financial statements at December 31, 2005 and 2004 and for each of the years ended December 31, 2005, 2004 and 2003 have been audited, as stated in the report appearing herein, and are included in this annual report.

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

Brazilian GAAP differs in certain respects from accounting principles generally accepted in the United States, or U.S. GAAP. For a discussion of certain differences relating to these financial statements, see note 31 to our audited consolidated financial statements included elsewhere in this annual report.

Consistent with Brazilian GAAP, our consolidated financial statements at December 31, 2005 and 2004 and for the years ended December 31, 2005, 2004 and 2003 have been prepared in accordance with Brazilian Securities Commission Instruction No. 247/96, as amended by Brazilian Securities Commission Instruction Nos.

269/97, 285/98 and 319/99, which we refer to collectively as Instruction 247. Instruction 247 requires our company to proportionally consolidate jointly controlled companies that are not our subsidiaries, but which we jointly control with one or more other shareholders.

Our consolidated financial statements reflect reclassifications in 2004 and 2003 of the following items to provide a better comparison among 2005, 2004 and 2003:

•	Prior to 2005, our management was considering strategic alternatives with respect to the capital stock that we own in Petroflex Indústria e Comércio S.A., or Petroflex, including the possible sale of this capital stock. In 2005, our management decided to maintain its investment in Petroflex. At December 31, 2005, we owned 20.1% of the total and voting share capital of Petroflex. As a result, we have proportionally consolidated Petroflex in our consolidated financial statements at and for the year ended December 31, 2005. In previous years, we recorded our investment in Petroflex as an investment in an associated company. In order to provide a better comparison among 2005, 2004 and 2003, we have proportionally consolidated Petroflex in our consolidated financial statements at December 31, 2004 and for the years ended December 31, 2004 and 2003.

•	Beginning on January 1, 2005, pursuant to Brazilian Securities Commission (Comissão de Valores Mobiliários, or CVM) Instruction 408, we are required to fully consolidate special purpose entities in our consolidated financial statements if specific criteria are met. These special purpose entities include, among others, Chemical Credit Rights Investment Fund (Chemical Fundo de Investimento em Direitos Creditórios) and Chemical Credit Rights Investment Fund II (Chemical II Fundo de Investimento em Direitos Creditórios). In order to provide a better comparison between 2005 and 2004, we have fully consolidated our special purpose entities in our consolidated financial statements at and for the year ended December 31, 2004. We have not made a similar reclassification for the year ended December 31, 2003 because our only transaction with a special purpose entity during 2003 was reflected in our consolidated balance sheet at December 31, 2003. See notes 2 and 4 to our consolidated financial statements.

•	Prior to 2005, we proportionally consolidated Companhia de Desenvolvimento Rio Verde, or Codeverde, in our consolidated financial statements. At December 31, 2005, we owned 35.5% of the total share capital and voting share capital of Codeverde. In 2005, the CVM granted our request for authorization to record our investment in Codeverde as an investment in an associated company pursuant to Instruction 247. In order to provide a better comparison between 2005 and 2004, we have recorded our investment in Codeverde as an investment in an associated company in our consolidated financial statements at and for the year ended December 31, 2004. We have not made a similar reclassification at and for the year ended December 31, 2003 because such a reclassification would not be material. See notes 2 and 4 to our consolidated financial statements.

•	Prior to December 31, 2004, judicial deposits were recorded as long-term receivables. Pursuant to CVM Deliberation No. 489, we now state contingent liabilities net of the corresponding judicial deposits. In our 2004 consolidated balance sheet, we have reclassified R$170.3 million as long-term taxes and contributions. See notes 2 and 17 to our consolidated financial statements.

For U.S. GAAP purposes the effects of proportional consolidation for those companies that are not jointly controlled by all voting shareholders were eliminated.

Copesul Financial Statements

We have included separate consolidated financial statements of Copesul—Companhia Petroquímica do Sul, or Copesul, in this annual report because Copesul constitutes a “significant” jointly controlled company, accounting for 49.5% of our income from continuing operations before income taxes in 2005. Copesul maintains its books and records in reais and prepares its financial statements in accordance with Brazilian GAAP. Copesul’s consolidated financial statements at December 31, 2005 and 2004 and for each of the years ended

December 31, 2005, 2004 and 2003 included in this annual report have been audited, as stated in the report appearing herein. Copesul’s consolidated financial statements are proportionally consolidated into the Braskem’s consolidated financial statements under Brazilian GAAP, as described above under “—Braskem Financial Statements.”

Share Splits

On October 20, 2003, we authorized the split of all of our issued common shares, class A preferred shares and class B preferred shares into 20 shares for each issued share. This 20-for-one share split was effective on October 21, 2003. As a result of this share split, the ratio of our class A preferred shares to American Depository Shares, or ADSs, changed from 50 class A preferred shares per ADS to 1,000 class A preferred shares per ADS.

On March 31, 2005, we authorized the reverse split of all of our issued common shares, class A preferred shares and class B preferred shares into one share for each 250 issued shares. This reverse share split became effective on May 16, 2005. In connection with this reverse share split, we authorized a change in the ratio of our ADSs. Upon the effectiveness of our reverse share split and the ratio change, the ratio of our class A preferred shares to ADSs changed from 1,000 class A preferred shares per ADS to two class A preferred shares per ADS.

All references to numbers of shares and dividend amounts in this annual report have been adjusted to give effect to the 20-for-one share split and the one-for-250 reverse share split.

Market Share and Other Information

We make statements in this annual report about our market share in the petrochemical industry in Brazil and our production capacity relative to that of other petrochemical producers in Brazil and Latin America. We have made these statements on the basis of information obtained from third-party sources that we believe are reliable. We have calculated our Brazilian market shares with respect to specific products by dividing our domestic net sales volumes of these products by the total Brazilian domestic consumption of these products estimated by the Brazilian Association of Chemical Industry and Derivative Products (Associação Brasileira de Indústrias Químicas e de Produtos Derivados). We derive information regarding the production capacity of other companies in the Brazilian petrochemical industry and the estimated total Brazilian domestic consumption of petrochemical products principally from reports published by the Brazilian Association of Chemical Industry and Derivative Products. Although we have no reason to believe that any of this information is inaccurate in any material respect, neither we nor the initial purchasers have independently verified the production capacity, market share, market size or similar data provided by third parties or derived from industry or general publications.

Production Capacity and Sales Volume

As used in this annual report:

•	“production capacity” means the annual projected capacity for a particular facility, calculated based upon operations for 24 hours each day of a year and deducting scheduled downtime for regular maintenance; and

•	“ton” means a metric ton, which is equal to 1,000 kilograms or 2,204.62 pounds.

Rounding

We have made rounding adjustments to reach some of the figures included in this annual report. As a result, numerical figures shown as totals in some tables may not be arithmetic aggregations of the figures that precede them.

CAUTIONARY STATEMENT WITH RESPECT TO FORWARD-LOOKING STATEMENTS

This annual report contains forward-looking statements. Some of the matters discussed concerning our business operations and financial performance include forward-looking statements within the meaning of the Securities Act or the U.S. Securities Exchange Act of 1934, or the Exchange Act.

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

Our forward-looking statements may be influenced by factors, including the following:

•	general economic, political and business conditions in our company’s markets, both in Brazil and abroad, including demand and prices for petrochemical products;

•	interest rate, commodity price, inflation and exchange rate volatility;

•	the cyclical nature of the Brazilian and global petrochemical industries;

•	our ability to obtain financing on satisfactory terms;

•	competition;

•	actions taken by our major shareholders and other shareholders with convertible securities entitling them to acquire significant numbers of our shares;

•	prices of naphtha and other raw materials;

•	decisions rendered in pending major tax, labor and other legal proceedings; and

•	other factors identified or discussed under “Item 3. Key Information—Risk Factors.”

Our forward-looking statements are not guarantees of future performance, and our actual results or other developments may differ materially from the expectations expressed in the forward-looking statements. As for forward-looking statements that relate to future financial results and other projections, actual results will be different due to the inherent uncertainty of estimates, forecasts and projections. Because of these uncertainties, potential investors should not rely on these forward-looking statements.

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

The selected financial data at December 31, 2005 and 2004 and for the three years ended December 31, 2005 have been derived from our consolidated financial statements included in this annual report. The selected financial data at December 31, 2003, 2002 and 2001 and for the years ended December 31, 2002 and 2001 has been derived from our audited consolidated and combined financial statements that are not included in this annual report.

Our consolidated and combined financial statements are prepared in accordance with Brazilian GAAP, which differs in certain respects from U.S. GAAP. For a discussion of certain differences relating to these financial statements, see note 31 to our audited consolidated financial statements included in this annual report.

This financial information should be read in conjunction with “Item 5. Operating and Financial Review and Prospects” and our consolidated financial statements in this annual report.

	At and for the year ended December 31,
	2005(1)		2005		2004		2003(2)		2002(2)(3)		2001(2)(3)
	(in millions of US$, except financial ratios)		(in millions of reais, except financial ratios)
Statement of Operations Data
Brazilian GAAP:
Net sales revenue	US$	5,585.3	R$	13,075.1	R$	12,389.5	R$	10,300.2	R$	7,576.6	R$	4,459.5
Cost of sales and services rendered		(4,426.2)		(10,361.7)		(9,223.0)		(8,224.6)		(6,175.5)		(3,637.6)

Gross profit		1,159.1		2,713.4		3,166.5		2,075.6		1,401.1		821.9
Selling, general and administrative expenses		(336.2)		(787.1)		(677.0)		(488.4)		(577.7)		(210.3)
Investment in associated companies, net(4)		(46.9)		(109.8)		(107.6)		(170.5)		(251.7)		(214.3)
Depreciation and amortization		(151.9)		(355.6)		(359.7)		(193.5)		(222.4)		(111.3)
Financial expenses		(288.7)		(675.8)		(1,307.2)		(720.8)		(3,481.5)		(801.2)
Financial income		(14.4)		(33.6)		68.6		9.2		619.6		294.7
Zero-rated IPI credit		—		—		—		—		1,030.1		—
Other operating income, net		9.7		22.8		43.0		55.5		102.6		103.3

Operating income (loss)		330.7		774.3		826.6		567.1		(1,379.9)		(117.2)
Non-operating expenses, net		(10.8)		(25.2)		(29.8)		(4.5)		(98.0)		(120.8)

Income (loss) before income tax and social contribution (current and deferred) and minority interest		319.9		749.1		796.8		562.6		(1,477.9)		(238.0)
Income tax and social contribution (current and deferred)		(75.8)		(177.4)		(85.1)		(121.3)		(89.8)		(77.6)

Income (loss) before minority interest		244.1		571.7		711.7		441.3		(1,567.7)		(315.6)
Minority interest		23.1		54.1		(24.6)		(226.2)		189.0		(108.9)

Net income (loss)	US$	267.2	R$	625.8	R$	687.1	R$	215.1	R$	(1,378.7)	R$	(424.5)

	At and for the year ended December 31,
	2005(1)		2005		2004		2003(2)		2002(2)(3)		2001(2)(3)
	(in millions of US$, except financial ratios)		(in millions of reais, except financial ratios)
Number of shares outstanding at year end, excluding treasury shares (in thousands):
Common shares				120,860		120,860		102,432		98,087		51,735
Class A preferred shares				240,860		240,373		170,379		168,491		86,371
Class B preferred shares				803		842		916		916		916
Net income (loss) per share at year end		0.74		1.73		1.90		0.79		(5.15)		(3.05)
Net income (loss) per ADS at year end		1.48		3.46		3.80		1.57		(10.31)		(6.11)
Dividends declared per share:
Common shares		0.38		0.90		0.56		—		—		0.43
Class A preferred shares		0.38		0.90		0.56		—		0.13		0.52
Class B preferred shares		0.24		0.56		0.56		—		0.13		0.52
Dividends declared per ADS		0.77		1.80		1.12		—		—		1.04

U.S. GAAP:
Net sales	US$	5,129.3	R$	12,007.8	R$	11,644.1	R$	9,454.8	R$	7,071.8	R$	4,236.0
Gross profit		1,003.4		2,349.0		2,704.1		1,792.3		1,151.0		717.6
Operating Income		483.2		1,131.2		1,816.9		1,316.9		1,573.3		527.7
Net income (loss) for the year		314.9		737.1		887.8		378.1		(1,144.0)		(471.0)
Basic earnings (loss) per share (weighted average):
Common shares		0.87		2.04		2.77		1.41		(11.93)		(6.68)
Class A preferred shares		0.87		2.04		2.83		1.37		—		—
Class B preferred shares		0.27		0.63		0.56		0.44		—		—
Basic earnings (loss) per ADS (weighted average)		1.74		4.08		5.66		2.74		—		—
Diluted earnings (loss) per share (weighted average):
Common shares		0.83		1.94		2.54		1.41		(11.93)		(6.68)
Class A preferred shares		0.83		1.94		2.54		1.37		—		—
Class B preferred shares		0.27		0.63		0.56		0.44		—		—
Diluted earnings (loss) per ADS (weighted average)		1.66		3.88		5.08		2.40		—		—

Balance Sheet Data Brazilian GAAP:

Cash, cash equivalents and other investments	US$	974.6	R$	2,281.5	R$	1,815.6	R$	1,221.2	R$	821.0	R$	513.2
Short-term trade accounts receivable		637.9		1,493.3		1,630.6		1,241.0		959.0		484.1
Short-term inventories		669.6		1,567.5		1,562.4		1,092.3		889.1		667.8
Property, plant and equipment, net		2,547.7		5,964.2		5,457.6		5,090.9		5,296.7		4,429.7
Total assets		6,659.9		15,590.8		15,050.4		14,005.6		13,898.2		9,555.3
Short-term loans and financing (including current portion of long-term debt)		382.3		895.0		1,785.9		2,764.1		2,746.1		1,966.4
Short-term debentures		4.0		9.3		5.0		353.4		32.1		26.2
Short-term related party debt		1.3		3.1		—		5.5		8.2		88.7
Long-term loans and financing		1,220.6		2,857.5		3,059.6		3,628.0		3,891.6		3,101.7
Long-term debentures		683.2		1,599.3		1,167.9		1,143.0		1,190.2		473.6
Long-term related party debt		1.3		3.0		115.8		177.6		189.3		626.7
Minority interest		51.8		121.2		203.1		554.4		433.1		738.0
Share capital		1,453.7		3,403.0		3,403.0		1,887.4		1,845.4		1,201.6
Shareholders’ equity		1,937.5		4,535.8		4,183.7		2,112.6		1,821.8		1,729.0

U.S. GAAP
Total assets	US$	5,886.0	R$	13,779.2	R$	12,821.0	R$	11,058.2	R$	10,531.7	R$	7,803.0
Shareholders’ equity		1,308.7		3,063.6		2,588.9		7.8		(415.2)		291.4

Other Financial Information Brazilian GAAP:

Cash Flow Data:

Net cash provided by (used in):
Operating activities	US$	734.5	R$	1,719.4	R$	1,916.0	R$	596.9	R$	790.0	R$	1,453.9
Investing activities		(447.7)		(1,048.0)		(1,014.4)		(469.4)		(646.7)		(862.2)
Financing activities		(140.8)		(329.7)		166.0		379.1		(237.2)		(404.9)

Other Information:

Capital expenditures:
Property, plant and equipment	US$	333.5	R$	780.7	R$	442.2	R$	223.7	R$	419.9	R$	318.0
Investments in other companies		14.5		34.0		23.6		71.7		13.1		1,172.3

	At and for the Year Ended December 31,
	2005	2004	2003	2002	2001
Operating Data(5):
Ethylene:
Domestic sales volume (in thousands of tons)	1,169.8	1,098.9	1,047.3	994.8	1,064.8
Average domestic price per ton (in R$)	2,204	2,095	1,655	1,292	1,135
Propylene:
Domestic sales volume (in thousands of tons)	497.5	446.8	403.4	415.2	421.1
Average domestic price per ton (in R$)	2,132	1,833	1,477	1,106	829
Polyethylene(6):
Domestic sales volume (in thousands of tons)	502.3	498.7	446.1	491.7	199.3
Average domestic price per ton (in R$)	3,072	2,987	2,567	2,007	2,114
Polypropylene(6):
Domestic sales volume (in thousands of tons)	419.9	418.5	374.9	395.1	140.4
Average domestic price per ton (in R$)	3,344	3,155	2,689	1,931	1,969
PolyvinylchlorideC(7):
Domestic sales volume (in thousands of tons)	378.9	394.4	342.4	350.1	125.9
Average domestic price per ton (in R$)	2,747	3,042	2,390	2,034	1,612
Number of employees (at period end)	3,262	2,996	2,868	2,817	1,424

(1)	Translated for convenience only using the selling rate as reported by the Central Bank at December 31, 2005 for reais into U.S. dollars of R$2.341=US$1.00.
(2)	Does not give effect to reclassification of Codeverde. See “Introduction—Financial Statements.”
(3)	Does not give effect to reclassification of Petroflex. See “Introduction—Financial Statements.”
(4)	Investment in associated companies, net comprises equity in the results, amortization of goodwill, net, foreign exchange variation and tax incentives and other.
(5)	Including intra-company sales within Braskem. Intra-company sales of ethylene totaled approximately 588,700 tons in 2005, 537,100 tons in 2004 and 488,300 tons in 2003. Intra-company sales of propylene totaled approximately 89,300 tons in 2005, 31,300 tons in 2004 and 4,300 tons in 2003.
(6)	Represents the sum of the sales volumes of Polialden Petroquímica S.A. and OPP Química S.A. for 2001.
(7)	Represents the sales volume of Trikem S.A. for 2001.

Exchange Rates

Prior to March 14, 2005, there were two principal foreign exchange markets in Brazil:

•	the commercial rate exchange market; and

•	the floating rate exchange market.

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

Foreign exchange rates continue to be freely negotiated, but may be influenced from time to time by Central Bank intervention. From March 1995 through January 1999, the Central Bank allowed the gradual devaluation of the real against the U.S. dollar. In January 1999, the Central Bank allowed the real/U.S. dollar exchange rate to float freely. Since then, the real/U.S. dollar exchange rate has been established mainly by the Brazilian interbank market and has fluctuated considerably. From December 31, 2000 through December 31, 2002, the real depreciated by 44.6% against the U.S. dollar. From December 31, 2002 through December 31, 2005, the real appreciated by 50.1% against the U.S. dollar. At June 22, 2006, the selling rate for U.S. dollars was R$2.239 per US$1.00. In the past, the Central Bank has intervened occasionally to control unstable movements in foreign exchange rates. We cannot predict whether the Central Bank or the Brazilian government will continue to allow the real to float freely or will intervene in the exchange rate market through a currency band system or otherwise, or that the exchange market will not be volatile as a result of political or economic instability or other factors. We also cannot predict whether the real will depreciate or appreciate in value in relation to the U.S. dollar in the future.

The following table shows the commercial selling rate or selling rate, as applicable, for U.S. dollars for the periods and dates indicated. The information in the “Average” column represents the average of the exchange rates on the last day of each month during the periods presented.

	Reais per U.S. dollar
Year	High		Low		Average		Period end
2001	R$	2.801	R$	1.936	R$	2.353	R$	2.320
2002		3.995		2.271		2.998		3.533
2003		3.662		2.822		3.071		2.889
2004		3.205		2.654		2.909		2.654
2005		2.762		2.163		2.413		2.341

	Reais per U.S. Dollar
Month	High		Low
December 2005	R$	2.374	R$	2.180
January 2006		2.346		2.211
February 2006		2.222		2.118
March 2006		2.224		2.107
April 2006		2.154		2.089
May 2006		2.371		2.059

Source:	Central Bank

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

A presidential election will be held in Brazil in October 2006. The President of Brazil has considerable power to determine governmental policies and actions that relate to the Brazilian economy and, consequently, affect the operations and financial performance of businesses, such as our company. The run-up to the presidential election may result in changes in existing governmental policies, and the post-election administration—even if President Luiz Inácio Lula da Silva is reelected—may seek to implement new policies. We cannot predict what policies will be adopted by the Brazilian government and whether these policies will negatively affect the economy or our business or financial performance.

The Brazilian government’s actions to combat inflation may contribute significantly to economic uncertainty in Brazil and reduce demand for our products.

Historically, Brazil has experienced high rates of inflation. Inflation, as well as government efforts to combat inflation, had significant negative effects on the Brazilian economy, particularly prior to 1995. The inflation rate, as measured by the General Price Index—Internal Availability (Índice Geral de Preços—Disponibilidade Interna), reached 2,708% in 1993. Although inflation rates have been substantially lower since 1994 than in previous periods, inflationary pressures persist. Inflation rates were 10.4% in 2001, 26.4% in 2002, 7.7% in 2003, 12.1% in 2004 and 1.2% in 2005, as measured by the General Price Index—Internal Availability. The Brazilian government’s measures to control inflation have often included maintaining a tight monetary policy with high interest rates, thereby restricting availability of credit and reducing economic growth. Inflation, actions to combat inflation and public speculation about possible additional actions also contributed materially to economic uncertainty in Brazil and to heightened volatility in the Brazilian securities markets.

Brazil may experience high levels of inflation in future periods. Increasing prices for petroleum, the depreciation of the real and future governmental measures seeking to maintain the value of the real in relation to the U.S. dollar may trigger increases in inflation in Brazil. Periods of higher inflation may slow the rate of growth of the Brazilian economy, which would lead to reduced demand for our products in Brazil and decreased net sales revenue. Inflation also is likely to increase some of our costs and expenses, which we may not be able to pass on to our customers and, as a result, may reduce our profit margins and net income. In addition, high inflation generally leads to higher domestic interest rates, and, as a result, the costs of servicing our real-denominated debt may increase, causing our net income to be reduced. Inflation and its effect on domestic interest rates can, in addition, lead to reduced liquidity in the domestic capital and lending markets, which could adversely affect our ability to refinance our indebtedness in those markets. Any decline in our net sales revenue or net income and any deterioration in our financial condition would also likely lead to a decline in the market price of our class A preferred shares and the ADSs.

Fluctuations in interest rates could raise the cost of servicing our debt and negatively affect our overall financial performance.

Our financial expenses are affected by changes in the interest rates that apply to our floating rate debt. At December 31, 2005, we had, among other debt obligations, R$1,320.9 million of loans and financing and debentures that were subject to the TJLP (Taxa de Juros de Longo Prazo), a long-term interest rate, R$893.1 million of loans and financing and debentures that were subject to the CDI (Certificado Depositário Interbancário), an interbank rate, and R$638.4 million of loans and financing that were subject to LIBOR. The TJLP includes an inflation factor and is determined quarterly by the Central Bank. In particular, the TJLP and the CDI rate have fluctuated significantly in the past in response to the expansion or contraction of the Brazilian economy, inflation, Brazilian government policies and other factors. For example, in 2005 the CDI rate increased from 17.75% per annum at December 31, 2004 to 19.75% per annum at its peak in July 2005, followed by a decline to 18.00% at December 31, 2005. See “Item 11. Quantitative and Qualitative Disclosures About Market Risk.” A significant increase in any of these interest rates could adversely affect our financial expenses and negatively affect our overall financial performance.

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

The Brazilian currency has devalued often during the last four decades. Throughout this period, the Brazilian government has implemented various economic plans and various exchange rate policies, including sudden devaluations, periodic mini-devaluations (during which the frequency of adjustments has ranged from daily to monthly), exchange controls, dual exchange rate markets and a floating exchange rate system. From time to time, there have been significant fluctuations in the exchange rate between the Brazilian currency and the U.S. dollar and other currencies. For example, the real appreciated in value against the U.S. dollar by 22.3% in 2003, 8.9% in 2004 and 13.4% in 2005.

Devaluation of the real relative to the U.S. dollar also could result in additional inflationary pressures in Brazil by generally increasing the price of imported products and services and requiring recessionary government policies to curb demand. In addition, a devaluation of the real could weaken investor confidence in Brazil and reduce the market price of our class A preferred shares and the ADSs. On the other hand, further appreciation of the real against the U.S. dollar may lead to a deterioration of the country’s current account and the balance of payments and may dampen export-driven growth.

We had total foreign currency-denominated debt obligations in an aggregate principal amount of R$2,746.6 million (US$1,173.3 million) at December 31, 2005, representing 51.2% of our indebtedness, excluding related party debt, on a consolidated basis. At December 31, 2005, we had US$548.5 million in U.S. dollar-denominated cash equivalents and other investments. At December 31, 2005, we did not have any foreign currency derivative instruments. A significant devaluation of the real in relation to the U.S. dollar or other currencies could reduce our ability to meet debt service requirements of our foreign currency-denominated obligations, particularly as our net sales revenue is primarily denominated in reais.

In addition, any significant devaluation of the real will increase our financial expenses as a result of foreign exchange losses that we must record. For example, the 34.3% devaluation of the real in 2002 substantially increased our financial expenses and was a significant factor in our net loss for that year.

The prices of naphtha, our most important raw material, and of some of our other raw materials are denominated in or linked to the U.S. dollar. In 2005, 71.7% of our direct and indirect consolidated cost of sales and services rendered represented the cost of naphtha. When the real depreciates against the U.S. dollar, the cost in reais of our U.S. dollar-linked raw materials increases, and our operating income in reais decreases to the extent that we are unable to pass on these cost increases to our customers.

Brazilian government exchange control policies could increase the cost of servicing our foreign currency-denominated debt and impair our liquidity.

The purchase and sale of foreign currency in Brazil is subject to governmental control. In 1990, the Central Bank centralized certain payments of principal on external obligations. Many factors could cause the Brazilian government to institute more restrictive exchange control policies, including the extent of Brazil’s foreign currency reserves, the availability of sufficient foreign exchange on the date a payment is due, the size of Brazil’s debt service burden relative to the economy as a whole, Brazil’s policy towards the International Monetary Fund and political constraints to which Brazil may be subject. A more restrictive policy could increase the cost of servicing (and thereby reduce our ability to pay) our foreign currency-denominated debt obligations and other liabilities. Our foreign-currency denominated debt represented 51.2% of our indebtedness on a consolidated basis at December 31, 2005. If we fail to make payments under any of these obligations, we will be in default under those obligations, which could reduce our liquidity as well as the market price of our class A preferred shares and the ADSs.

Changes in tax laws may result in increases in certain direct and indirect taxes, which could reduce our gross margin and negatively affect our overall financial performance.

The Brazilian government implements from time to time changes to tax regimes that may increase our and our customers’ tax burdens. These changes include modifications in the rate of assessments and, on occasion, enactment of temporary taxes, the proceeds of which are earmarked for designated governmental purposes. In April 2003, the Brazilian government presented a tax reform proposal, which was mainly designed to simplify tax assessments, to avoid internal disputes within and between the Brazilian states, and to redistribute tax revenues. Certain elements of this proposal were adopted, while other elements have been stalled and are unlikely to be enacted. We cannot predict the changes to Brazilian tax law that may be proposed and enacted in the future. However, future changes in Brazilian tax law may result in increases in our overall tax burden, which could reduce our gross margin and negatively affect our overall financial performance.

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

The Brazilian petrochemical industry, including the markets in which we compete, is cyclical and sensitive to changes in supply and demand that are, in turn, affected by political and economic conditions in Brazil and elsewhere. This cyclicality may reduce our net sales revenue and gross margin. In particular:

•	downturns in general business and economic activity may cause demand for our products to decline;

•	when demand falls, we may face competitive pressures to lower our prices; and

•	if we decide to expand our plants or construct new plants, we may do so based on an estimate of future demand that never materializes or materializes at levels lower than we predicted.

The global petrochemical industry is also cyclical. Historically, the international petrochemical markets have experienced alternating periods of limited supply, which have caused prices and profit margins to increase, followed by expansion of production capacity, which has resulted in oversupply and reduced prices and profit margins. The Brazilian petrochemical industry has become increasingly integrated with the global petrochemical industry for a number of reasons, including increased demand for, and consumption of, petrochemical products in Brazil and the ongoing integration of regional and world markets for commodities. We establish the prices for the products we sell in Brazil with reference to international market prices. Our net sales revenue and gross margin are increasingly linked to global industry conditions that we cannot control.

We face competition from producers of polyolefins, vinyls and other petrochemical products.

We face competition in Brazil from Brazilian and international producers of polyethylene, polypropylene, vinyls and other petrochemical products. In addition, we generally set the prices for our second generation products with reference to the prices charged for these products by foreign producers in international markets. We anticipate that we may experience increasingly intense competition from other producers of polyolefins and vinyls products, both in Brazil and in selected foreign markets in which we sell these products. Many of our foreign competitors are substantially larger and have substantially greater financial, manufacturing, technological and marketing resources than our company.

We face significant competition in the polyethylene market. Rio Polímeros S.A., or Rio Polímeros, a Brazilian petrochemical company, commenced operations of a major petrochemical plant in Brazil in 2005. The maximum annual capacity of this plant is 520,000 tons of ethylene, 75,000 tons of propylene and 540,000 tons of polyethylene. This plant is in the process of ramping up its production towards its annual capacity. In addition, Solvay Indupa do Brasil S.A., or Solvay, expanded its annual polyvinylchloride, or PVC, production capacity in Brazil by 35,000 tons in December 2005. Actions by our competitors, including any future increases in their capacity, may make it increasingly difficult for us to maintain our domestic market share in our thermoplastic products (i.e., polyethylene, polypropylene and PVC).

Higher naphtha costs would increase our cost of sales and services rendered and may reduce our gross margin and negatively affect our overall financial performance.

Naphtha, a crude oil derivative, is the principal raw material of our Basic Petrochemicals Unit and, indirectly, of our other business units. In 2005, naphtha accounted, directly and indirectly, for approximately 70% of our consolidated cost of sales and services rendered. The price of naphtha supplied by Petróleo Brasileiro S.A.—Petrobras, or Petrobras, is linked to the Amsterdam-Rotterdam-Antwerp market price of naphtha and to the real/U.S. dollar exchange rate. The price of naphtha that we purchase from other international suppliers is also linked to the Amsterdam-Rotterdam-Antwerp market price. The Amsterdam-Rotterdam-Antwerp market price of naphtha fluctuates primarily based on changes in the U.S. dollar-based price of crude oil in the international markets.

During 2005, the price of naphtha in U.S. dollars increased by 28.8%, from US$387.05 per ton in December 2004 to US$498.35 per ton in December 2005. The U.S. dollar price of naphtha was volatile during 2005, increasing substantially through March, declining in April and May, increasing through September, declining through November and increasing again in December. The U.S. dollar price of naphtha remained volatile in the first five months of 2006, increasing sharply in January and April 2006, increasing moderately in May 2006 and decreasing moderately in February 2006. The price of naphtha may continue its upward trend or the real may devalue significantly in the future. Any increase in naphtha costs would reduce our gross margin and negatively affect our overall financial performance to the extent that we are unable to pass on these increased costs to our customers and could result in reduced sales volumes of our products.

We do not hedge against changes in naphtha prices, so that we are exposed to fluctuations in the price of our primary raw material.

We currently do not hedge our exposure to fluctuations in naphtha prices, which are linked to the real/U.S. dollar exchange rate. Although we attempt to pass on increases in naphtha prices through higher prices for our products, in periods of high volatility in the U.S. dollar price of naphtha or the real/U.S. dollar exchange rate, there is usually a lag between the time that the U.S. dollar price of naphtha increases or the U.S. dollar appreciates and the time that we may effectively pass on those increased costs in reais to our customers in Brazil. As a result, if the U.S. dollar price of naphtha increases precipitously or the real depreciates precipitously against the U.S. dollar in the future, we may not immediately be able to pass on all of the corresponding increases in our naphtha costs to our customers in Brazil, which would likely reduce our gross margin and net income.

We depend on Petrobras to supply us with the substantial portion of our naphtha requirements.

Petrobras currently is the only Brazilian supplier of naphtha and supplied 69.2% of the naphtha consumed by our company in 2005. Petrobras produces most of the naphtha it sells to us and imports the balance. Our production volume and net sales revenue would likely decrease and our overall financial performance would likely be negatively affected in the event of:

•	significant damage to Petrobras’ refineries or to the port facilities through which Petrobras imports naphtha, or to any of the pipelines connecting our plants to Petrobras’ facilities, whether as a consequence of an accident, natural disaster, fire or otherwise; or

•	any termination by Petrobras of the naphtha supply contract with our company, which provides that Petrobras may terminate the contract for a number of reasons, including as a result of a national emergency affecting the supply of petroleum derivatives in Brazil.

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

In addition, any significant expansion of the production capacity of our Polyolefins Unit in the petrochemical complex located in Triunfo in the State of Rio Grande do sul, which we refer to as the Southern Complex, will depend on our ability to obtain additional ethylene and propylene from Copesul.

Any downgrade in the ratings of our company or our debt securities would likely result in increased interest and other financial expenses related to our borrowings and debt securities and could reduce our liquidity.

Standard & Poor’s Ratings Services, a division of The McGraw-Hill Companies, Inc., or Standard and Poor’s, and Fitch, Inc., or Fitch, maintain ratings of our company and our debt securities. Currently, Standard and

Poor’s and Fitch maintain ratings of our company on a local and a global basis. Standard and Poor’s maintains a rating of our company on a local basis of “br AA/Stable Outlook” and Fitch maintains a national rating for our company of “AA- (bra)/Stable Outlook.” On a global basis, Standard and Poor’s maintains a local currency rating for our company of “BB” and a foreign currency rating for our company of “BB,” while Fitch maintains a local currency rating for our company of “BB+/Stable Outlook” and a foreign currency rating for our company of “BB/Positive Outlook.” Any decision by these or other rating agencies to downgrade the ratings of our company or of our debt securities in the future would likely result in increased interest and other financial expenses relating to our borrowings and debt securities and could significantly reduce our ability to obtain such financing on satisfactory terms or in amounts required by us and our liquidity.

Some of our shareholders may have the ability to determine the outcome of corporate actions or decisions, which could affect the holders of our class A preferred shares and the ADSs.

As of June 22, 2006, a group of companies controlled by the Odebrecht family, or the Odebrecht Group, through Odebrecht S.A., or Odebrecht, its wholly-owned subsidiary, ODBPAR Investimentos S.A., or ODBPAR Investments, their subsidiary, Nordeste Química S.A.—Norquisa, or Norquisa, and our subsidiary, Braskem Participações S.A., own 74.6% of our voting share capital. The Odebrecht Group’s designees currently constitute a majority of the members of our board of directors. Petrobras Química S.A., or Petroquisa, a subsidiary of Petrobras, has veto and other rights under a shareholders agreement as described under “Item 7. Major Shareholders and Related Party Transactions—Major Shareholders—Shareholders Agreements.” As a result, the Odebrecht Group and Petroquisa may have the ability to determine the outcome of major corporate actions or decisions requiring the approval of our shareholders or our board of directors, which could affect the holders of our class A preferred shares and the ADSs.

We may face conflicts of interest in transactions with related parties.

We maintain trade accounts receivable and current and long-term payables with some of our affiliates and other related parties, including Petrobras (which is our sole domestic supplier of naphtha), and Copesul in the Southern Complex (which supplies us with ethylene and propylene). As of June 22, 2006, Petrobras, through Petroquisa, is the indirect holder of 9.8% of our voting share capital and 8.3% of our total share capital. These accounts receivable and accounts payable balances result mainly from purchases and sales of goods, which are at prices and on terms equivalent to the average terms and prices of transactions that we enter into with third parties. We also engage in financial and other transactions with some of our shareholders. These and other commercial and financial transactions between us and our affiliates could result in conflicting interests.

We may make significant acquisitions which, if not successfully integrated with our company, may adversely affect our operating results.

We may make significant acquisitions in the future to continue our growth. Acquisitions involve risks, including the following:

•	failure of acquired businesses to achieve expected results;

•	possible inability to retain or hire key personnel of acquired businesses;

•	possible inability to achieve expected synergies and/or economies of scale;

•	unanticipated liabilities; and

•	antitrust considerations.

If we are unable to integrate or manage acquired businesses successfully, we may not realize anticipated cost savings, revenue growth and levels of integration, which may result in reduced profitability or operating losses.

Future adjustments in tariffs on imports that compete with our products could cause us to lower our prices.

We take into account, when setting the domestic prices for our products, tariff rates imposed by the Brazilian government on imports of similar products and the products of our customers. We currently benefit from tariffs that allow us to charge domestic prices for our polyolefins and vinyls products that include a factor based on the tariffs levied on comparable imports of those products. However, the Brazilian government has in the past used import and export tariffs to effect economic policies, with the consequence that tariffs can vary considerably, especially tariffs on petrochemical products. For example, in 2004 the Brazilian government lowered the tariffs applicable to most of the thermoplastic products that we produce by 1.5%. Future adjustments of tariffs could cause us to lower our domestic prices, which would likely result in lower net sales revenue and could negatively affect our overall financial performance.

Our business is subject to stringent environmental regulations, and imposition of new regulations could require significant capital expenditures and increase our operating costs.

Our company, like other Brazilian petrochemical producers, is subject to stringent Brazilian federal, state and local environmental laws and regulations concerning human health, the handling and disposal of solid and hazardous wastes and discharges of pollutants into the air and water. Petrochemical producers are sometimes subject to unfavorable market perceptions as a result of the environmental impact of their business, which can have an adverse effect on their results of operations. As environmental laws become more stringent in Brazil and worldwide, the amount and timing of future expenditures required for us to remain compliant could increase substantially and could decrease the availability of funds for other capital expenditures and other purposes.

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

We are involved in numerous tax, civil and labor disputes involving significant monetary claims. If unfavorable decisions are rendered in one or more of these lawsuits, we could be required to pay substantial amounts, which could materially adversely affect our financial condition and results of operations. For some of these lawsuits, we have not established any provision on our balance sheet or have established provisions only for part of the amounts in question, based on our judgments or opinions of our legal counsel as to the likelihood of winning these lawsuits.

The lawsuits for which we have not established provisions or have established only partial provisions include the following:

•

Social contribution on net income.    We and some of our subsidiaries have challenged the constitutionality of the Brazilian federal Social Contribution on Net Income (Contribuição Social Sobre o Lucro Líquido). A Brazilian Federal Supreme Court (Supremo Tribunal Federal) decision in our favor was overruled in a subsequent rescission action filed by the Brazilian tax authorities, and our appeal of that suit is pending. We believe that it is reasonably possible that we will lose our appeal. If we lose our appeal, we believe that we would be required to pay Social Contribution on Net Income only from the date that a final decision is published. However, as Brazilian law allows rescission actions to relate back to, and to take effect from, the date of the initial decision, we believe that it is reasonably possible that we will be required to pay this tax from the date of the original decision, in which case our total estimated exposure at December 31, 2005, including interest, would be R$651.7 million. This amount does not include approximately R$175.0 million in penalties at December 31, 2005 that we believe we would not be required to pay because we relied upon a judicial decision in not paying the Social Contribution on Net Income. We believe that there is a possibility that we will be required to pay related interest and a remote possibility that we will be required to pay fines as a result of this tax litigation. We have not established a provision for these lawsuits.

•	Cost of living adjustments on workers’ wages. The unions that represent employers and workers at the facilities located in the petrochemical complex located in Camaçari in the State of Bahia, which we refer to as the Northeastern Complex, are involved in a lawsuit over the indices we and other companies have used for cost of living adjustments on workers’ wages since early 1990. For a description of the legal bases of this suit, see “Item 8. Financial Information—Legal Proceedings—Labor Proceedings.” The Brazilian Federal Supreme Court has held in favor of the employers’ union, but has accepted a divergence appeal requesting the resolution of conflict between the decisions given by the Brazilian Federal Supreme Court under this proceeding and prior decisions given by another panel of the Brazilian Federal Supreme Court. Accordingly, the decision of the Brazilian Federal Supreme Court in our favor is not yet final and does not address damages. We believe it is reasonably possible that the employers’ union will lose the divergence appeal, which could adversely affect us. While we believe that it is possible, although unlikely, that an adverse judgment against the employers’ union could impact wages that we paid from April 1990 to the present, we believe that any judgment would most likely impact wages that we paid from April 1990 to September 1990 (the effective date of the next collective bargaining agreement). As we believe that it is not probable that the employers’ union will lose this suit, we have not recorded a provision in respect of this suit. If the employers’ union loses this suit and we are required to pay damages from April 1990 to September 1990, we estimate that we could be subject to liability of up to R$35.0 million, although additional claims would have to be brought by the workers’ union or individual employees to quantify the amount of damages that we would be required to pay.

In addition, we and some of our subsidiaries believe that our chances of success are remote in a series of lawsuits in which we challenged the constitutionality of an increase in the federal Contribution for Social Security Financing (Contribuição para Financiamento da Seguridade Social—COFINS), or COFINS, tax rate. For a description of the legal bases of these suits, see “Item 8. Financial Information—Legal Proceedings—Tax Proceedings.” We had established total provisions of R$316.1 million at December 31, 2005 for all of our lawsuits relating to the Social Integration Program (Programa de Integração Social), or PIS, and COFINS, including separate lawsuits challenging the basis of calculation of PIS and COFINS. Because we have deposited only R$39.1 million of this amount with the courts, we would be required, in the event we and our subsidiaries receive final, unfavorable decisions, to pay the remaining amounts for which we have not made deposits.

We are also parties to a number of lawsuits seeking tax credits that we believe the Brazilian tax authorities have disallowed or limited in violation of the Brazilian Constitution and/or applicable law. In some cases in which we have received favorable lower court decisions, we have used these credits to offset other tax obligations and have established provisions in an equivalent amount until a final decision is rendered (adjusting these provisions based on the Sistema Especial de Liquidação e de Custódia, or SELIC, interest rate). These provisions totaled R$1,332.6 million at December 31, 2005. If we ultimately lose any of these lawsuits, we would be required to pay the tax obligations we had previously offset with those credits, which could materially reduce our liquidity. We believe that losses related to some of these lawsuits are reasonably possible.

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

The Brazilian government may impose temporary restrictions on the conversion of Brazilian currency into foreign currencies and on the remittance to foreign investors of proceeds of their investments in Brazil. Brazilian law permits the government to impose these restrictions whenever there is a serious imbalance in Brazil’s balance of payments or there are reasons to foresee a serious imbalance. The Brazilian government imposed remittance restrictions for approximately six months in 1990.

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

Historically, any capital gain realized on a sale or other disposition of ADSs between non-Brazilian holders outside Brazil was not subject to Brazilian income tax. However, Brazilian law provides that, commencing on February 1, 2004, “the acquiror, individual or legal entity resident or domiciled in Brazil, or the acquiror’s attorney-in-fact, when such acquirer is resident or domiciled abroad, shall be responsible for the retention and payment of the income tax applicable to capital gains … earned by the individual or legal entity resident or domiciled abroad who disposes of property located in Brazil.” The Brazilian tax authorities have recently issued a normative instruction confirming that they intend to assess income tax on capital gains earned by non-Brazilian residents whose assets are located in Brazil. In our view, ADSs representing class A preferred shares, which are issued by the depositary outside Brazil, will not be deemed to be “property located in Brazil” for purposes of this law. However, we cannot assure holders of our ADSs whether Brazilian tax authorities will attempt to tax any capital gains arising from the sale or other disposition of ADSs, even when the transaction is consummated outside Brazil between non-Brazilian residents.

The relative volatility and liquidity of the Brazilian securities markets may decrease the liquidity and market price of our class A preferred shares and the ADSs.

The Brazilian securities markets are substantially smaller, less liquid and more volatile than major securities markets in the United States. The São Paulo Stock Exchange (Bolsa de Valores de São Paulo), which is the principal Brazilian stock exchange, had a market capitalization of US$482.1 billion (or R$1,128.5 billion) at December 31, 2005 and an average daily trading volume of US$666.6 million for 2005. In comparison, the New York Stock Exchange had a market capitalization of US$21.2 trillion at December 31, 2005 and an average daily trading volume of US$56.1 billion for 2005. There is also significantly greater concentration in the Brazilian securities markets. The ten largest companies in terms of market capitalization represented approximately 52% of the aggregate market capitalization of the São Paulo Stock Exchange at December 31, 2005. The ten most widely traded stocks in terms of trading volume accounted for approximately 51% of all shares traded on The São Paulo Stock Exchange in 2005. These market characteristics may substantially limit the ability of holders of the ADSs to sell class A preferred shares underlying ADSs at a price and at a time when they wish to do so and, as a result, could negatively impact the market price of the ADSs themselves.

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

ITEM 4. INFORMATION ON THE COMPANY

We are the leading petrochemical company in Latin America, based on average annual production capacity in 2005. We are also one of the three largest Brazilian-owned private sector industrial companies, based on net sales revenue. We recorded net income of R$625.8 million in 2005 on net sales revenue of R$13,075.1 million, in each case under Brazilian GAAP. We produce a diversified portfolio of petrochemical products and have a strategic focus on polyethylene, polypropylene and PVC. We have integrated first and second generation petrochemical production facilities, with 14 plants in Brazil following the Politeno acquisition described below.

Our registered office is at Rua Eteno, 1561, CEP 42810-000, Camaçari, Bahia, Brazil, and our telephone number at this address is 55-71-3632-5102. Our principal executive office is at Avenida das Nações Unidas, 4777, São Paulo, SP, CEP 05477-000, Brazil, and our telephone number at this address is 55-11-3443-9000.

History and Development of Our Company

We were founded in 1972 as Petroquímica do Nordeste Copene Ltda. to plan, execute and coordinate the activities of the Northeastern Complex. The construction of the Northeastern Complex formed part of a development policy of the Brazilian government implemented in the early 1970’s to diversify the geographical distribution of industrial assets and to promote economic growth across different regions of Brazil. On June 18, 1974, we were incorporated as a corporation (sociedade anônima) under the laws of Brazil (with Brazilian company registry No. 29300006939) and were renamed Copene Petroquímica do Nordeste S.A.

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

Privatization of Our Company

In August 1995, as part of the Brazilian government’s privatization program, Petroquisa sold 14.8% of our total share capital, representing 32.8% of our voting share capital, through an auction. Norquisa acquired 5.5% of our total share capital, representing 10.8% of our voting share capital, in this auction, and the remaining shares were acquired by various Brazilian pension funds. At the time of this auction, Norquisa was controlled by several second generation producers in the Northeastern Complex. As a result of this auction, Norquisa became our controlling shareholder.

Auction of Banco Econômico’s Petrochemical Assets

On July 25, 2001, the Central Bank, as liquidator of Banco Econômico S.A., a Brazilian financial institution that collapsed in 1995, or Banco Econômico, conducted an auction of the petrochemical assets that had been owned by Banco Econômico. This auction was part of a broader initiative of the Brazilian government to restructure the Brazilian petrochemical sector.

In order to increase its investment in the Brazilian petrochemical industry, the Odebrecht Group participated in this auction through Conepar—Companhia Nordeste de Participações do Nova Camaçari Participações S.A., or Nova Camaçari, a holding company which acquired the petrochemical assets being auctioned. In addition, Nova Camaçari acquired additional petrochemical assets from the Odebrecht Group, a group of Companies controlled by the Mariani family, or the Mariani Group, and other entities which were entitled to sell assets to Nova Camaçari under the terms of various shareholder agreements.

Immediately following these transactions, we acquired Nova Camaçari from the Odebrecht Group in order to expand the scope of our operations and become a vertically integrated producer of petrochemical products. Following these transactions, we owned indirectly (1) Conepar—Companhia Nordeste de Participações, which, in turn, held 66.7% of the voting share capital of Polialden Petroquímica S.A., or Polialden, and 35.0% of the voting share capital of Politeno Indústria e Comércio S.A., or Politeno, and (2) Proppet S.A., or Proppet. In connection with these transaction, the Odebrecht Group purchased shares of Norquisa from one of Norquisa’s other shareholders in order to increase its percentage ownership of Norquisa. Following these transactions, the Odebrecht Group owned 39.7% of the voting share capital of Norquisa and, together with the Mariani Group, held a combined 55.8% of the voting share capital of Norquisa. In order to streamline our corporate structure, in September 2001, we merged Proppet into our company.

Acquisition of OPP Química, Nitrocarbono and Interest in Copesul

In order to continue to implement our strategy of vertically integrating our operations and to further expand the scope of our operations, on August 16, 2002, we acquired from the Odebrecht Group and Pronor Petroquímica S.A., or Pronor, a member of the Mariani Group:

•	81.3% of the total share capital of OPP Química S.A., or OPP Química, including 100% of its voting share capital. OPP Química, in turn, owned 41.6% of the total share capital of Trikem S.A., or Trikem, representing 64.4% of its voting share capital;

•	29.5% of the total share capital and voting share capital of Copesul; and

•	92.3% of the total share capital of Nitrocarbono S.A., or Nitrocarbono, representing 95.5% of its voting share capital.

Upon completing these transactions, we changed our corporate name to Braskem S.A.

In connection with these transactions, we issued shares representing 43.7% of our voting and total share capital to the Odebrecht Group and issued shares representing 3.6% of our voting and total share capital to Pronor. In October and December 2002, we acquired all of OPP Química’s total share capital that we did not own.

In February 2003, we commenced a public exchange offer for the remaining voting share capital of Nitrocarbono not owned by our company. On February 13, 2003, immediately following our exchange of the shares tendered in this exchange offer for 128,973 of our class A preferred shares, we owned 93.8% of the total share capital of Nitrocarbono, including 99.99% of its voting share capital. On March 31, 2003, we merged with Nitrocarbono. In connection with this merger, we issued 5,415 of our class A preferred shares to the holders of shares of Nitrocarbono other than our company.

On March 31, 2003, we merged with OPP Química. As a consequence of our merger with OPP Química, we acquired ownership of the share capital of Trikem previously owned by OPP Química.

On June 30, 2003, we entered into an agreement under which we assumed debt of Copene Participações S.A. (formerly Conepar—Companhia Nordeste de Participações) owed to Polialden in the amount of R$30.2 million as well as debt of Copene Participações S.A. owed to the Brazilian National Bank for Economic and Social Development (Banco Nacional de Desenvolvimento Econômico e Social, or BNDES) in the amount of R$38.9 million. In return, we received the shares of Polialden and Politeno owned by Copene Participações S.A. As a result, all of our equity interests in Polialden and Politeno were, and continue to be, held directly by our company, and Copene Participações S.A. no longer owns material assets or conducts any material operations.

Acquisition of Common Shares of Trikem and Polialden Held by Mitsubishi and Sojitz

In order to acquire the remaining outstanding common shares of Polialden and substantially all of the remaining outstanding common shares of Trikem, on July 14, 2003, we entered into (1) a share purchase and sale agreement with Odebrecht and Mitsubishi Chemical Corporation, or Mitsubishi, and (2) a memorandum of understanding with Odebrecht and Sojitz Corporation (formerly known as Nissho Iwai Corporation), or Sojitz.

Under the share purchase and sale agreement, Mitsubishi agreed to sell to us all of the share capital of Trikem and Polialden it owned, consisting of 16.7% of Polialden’s voting share capital and 13.4% of Trikem’s voting share capital for R$44.2 million. We paid a portion of the purchase price in cash, and we were obligated to pay the remaining US$13.5 million to Mitsubishi on July 31, 2007, or earlier if before that date we met certain financial tests. We prepaid the remainder of the purchase price on July 29, 2005. Under this agreement, we are required to make an additional payment to Mitsubishi in an amount that is contingent upon the outcome of pending litigation filed against Polialden by certain of its preferred shareholders. We assumed the defense of this litigation as a result of our merger with Polialden on May 31, 2006. The amount of the additional payment that we are obligated to pay to Mitsubishi is (1) R$21.6 million if we prevail in this litigation or if a definitive settlement is reached, or (2) R$5.4 million if we lose this litigation. In either event, we will convert the amount of this additional payment (as adjusted for inflation at the Indice Geral de Perços—Mercado, or IGP-M, rate from July 31, 2003 until the date that this litigation is finally adjudicated or settled) into U.S. dollars on the final adjudication or settlement date. We are required to make this additional payment, plus interest from the date of this agreement at an annual rate of LIBOR plus 3.0%, within 60 days after the date on which this litigation is finally adjudicated or settled. Odebrecht has guaranteed our obligation to pay Mitsubishi the additional payment in connection with the Polialden shareholders’ rights litigation.

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

Merger of Trikem into Braskem

On November 3, 2003, we commenced a public exchange offer for the remaining voting share capital of Trikem not owned by our company. On December 4, 2003, immediately following our exchange of the shares tendered in this exchange offer for 1,753,080 of our class A preferred shares, we owned, directly and indirectly, 53.8% of Trikem’s total share capital, including 99.9% of its voting share capital.

At an extraordinary shareholders’ meeting on January 15, 2004, our shareholders approved our merger with Trikem, an amendment to our by-laws to permit the conversion of our class A preferred shares into common shares upon the approval of the majority of our voting share capital, and the conversion of 487,793 of our class A preferred shares into 487,793 of our common shares in order to maintain the required minimum ratio of our common shares to preferred shares in accordance with the Brazilian Corporation Law after completion of our merger with Trikem. In connection with this merger, we issued 592 of our class A preferred shares in exchange for 514,366 of Trikem’s common shares and 32,544,069 of our class A preferred shares in exchange for 28,260,456,441 of Trikem’s preferred shares.

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

Politeno Acquisition

On April 6, 2006, we purchased all of the common and preferred shares of Politeno that were owned by SPQ Investimentos e Participações Ltda., or SPQ, a subsidiary of Suzano Petroquímica S.A., or Suzano,

Sumitomo Chemical Company Limited, or Sumitomo, and Itochu Corporation, or Itochu. We refer to this transaction as the Politeno acquisition. As a result of the Politeno acquisition, we now own 100% of the voting share capital and 96.2% of the total share capital of Politeno.

Merger of Polialden into Braskem

At an extraordinary shareholders’ meeting on May 31, 2006, our shareholders approved our merger with Polialden and the conversion of 2,632,043 of our class A preferred shares into 2,632,043 of our common shares in order to maintain the required minimum ratio of our common shares to preferred shares in accordance with the Brazilian Corporation Law after completion of our merger with Polialden. In connection with this merger, we issued 7,878,825 of our class A preferred shares in exchange for 264,886,083 of Polialden’s preferred shares.

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

Our Principal Subsidiary and Jointly Controlled Companies

Our principal subsidiary is Politeno, which is a corporation (sociedade anônima) organized under the laws of Brazil. As a result of the Politeno acquisition on April 6, 2006, we now own 100% of the voting share capital and 96.2% of the total share capital of Politeno. Politeno is engaged in the manufacturing, processing, selling, importing and exporting of low density polyethylene, or LDPE, medium density polyethylene, high density polyethylene, or HDPE, linear low density polyethylene, or LLDPE, linear medium density polyethylene, ethyl vinyl acetate copolymer and other special resins. Politeno operates two industrial units in the Northeastern Complex. For information concerning these operations, see “—Jointly Controlled Companies and Joint Venture—Politeno.”

We hold equity investments in Copesul and Petroflex, which are jointly controlled with third parties. We proportionally consolidate the results of these jointly controlled companies in our consolidated financial statements, which has a significant impact on these financial statements. For a description of our jointly controlled companies, see “—Jointly Controlled Companies and Joint Venture.”

Petrochemical Industry Overview

Structure

The petrochemical industry transforms crude oil by-products, principally naphtha, or natural gas into widely used industrial and consumer goods. The Brazilian petrochemical industry is generally organized into first, second and third generation producers based on the stage of transformation of various petrochemical raw materials, or feedstocks.

First Generation Producers

Brazil’s first generation producers, which are referred to as “crackers,” break down or “crack” naphtha or natural gas, their principal feedstock, into basic petrochemicals. Three of these crackers purchase naphtha, which is a by-product of the oil refining process, primarily from Petrobras, as well as from other suppliers located outside of Brazil. The fourth, Rio Polímeros, purchases natural gas from Petrobras. The basic petrochemicals produced by the crackers include:

•	olefins, primarily ethylene, propylene and butadiene; and

•	aromatics, such as benzene, toluene and xylenes.

We, Copesul, Petroquímica União and Rio Polímeros operate Brazil’s four crackers and sell basic petrochemicals to second generation producers, including, in our case, second generation producers that are part of our company. The basic petrochemicals, which are in gaseous or liquid form, are transported primarily via pipelines to the second generation producers’ plants, generally located near the crackers, for further processing.

Second Generation Producers

Second generation producers process the basic petrochemicals obtained from the crackers to produce intermediate petrochemicals. These petrochemicals include:

•	polyethylene, polystyrene and PVC (each produced from ethylene);

•	polypropylene and acrylonitrile (each produced from propylene);

•	caprolactam (produced from benzene); and

•	polybutadiene (produced from butadiene).

There are 36 second generation producers operating in Brazil. Intermediate petrochemicals are produced in solid form as plastic pellets or powders and are transported primarily by truck to third generation producers, which generally are located far from the second generation producers. We and Rio Polímeros are the only integrated first and second generation petrochemical company in Brazil.

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

Petrochemical Complexes

The production of first and second generation petrochemicals in Brazil centers around four major complexes. These complexes include:

•	the Northeastern Complex located in Camaçari in the State of Bahia, where we operate the cracker;

•	the Southern Complex located in Triunfo in the State of Rio Grande do Sul, where Copesul operates the cracker;

•	the São Paulo Complex located in Capuava in the State of São Paulo, or the São Paulo Complex, where Petroquímica União operates the cracker; and

•	the Rio de Janeiro Complex located in Duque de Caxias in the State of Rio de Janeiro, or the Rio de Janeiro Complex, where Rio Polímeros operates the cracker.

Each complex has a single first generation producer, also known as the “raw materials center,” and several second generation producers that purchase feedstock from the raw materials center.

The Northeastern Complex began operations in 1978. The Northeastern Complex consists of 15 second generation producers situated around the raw materials center operated by our company. At December 31, 2005, our raw materials center had an annual ethylene production capacity of 1,280,000 tons, which we estimate accounted for approximately 37.3% of Brazil’s ethylene production capacity.

The Southern Complex began operations in 1982. Copesul, in which we have a 29.5% equity interest, is the raw materials center at the Southern Complex and supplies first generation petrochemicals to seven second generation producers, including our Polyolefins Unit. At December 31, 2005, Copesul had an annual ethylene production capacity of 1,135,000 tons.

The São Paulo Complex, which is the oldest petrochemical complex in Brazil, began operations in 1972. Petroquímica União is the raw materials center at the São Paulo Complex and supplies first generation petrochemicals to 20 second generation producers, including our company. At December 31, 2005, Petroquímica União had an annual ethylene production capacity of 500,000 tons.

The Rio de Janeiro Complex commenced operations in 2005. Rio Polímeros, a Brazilian petrochemical company, is the raw materials center at the Rio de Janeiro Complex and supplies first generation petrochemicals to two second generation producers. At December 31, 2005, Rio Polímeros had a maximum annual ethylene production capacity of 520,000 tons. This plant is in the process of ramping up its production towards its annual capacity.

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

The following table sets forth the percentage of the indirect ownership interests held in the crackers’ voting shares by Petroquisa, private sector entities and other investors before the privatization of the crackers and at December 31, 2005.

	Before privatization				At December 31, 2005
	Date of privatization	Petroquisa	Private sector groups	Other investors(1)	Petroquisa	Private sector groups	Other investors(1)
Copesul	May 15, 1992	67.2%	2.1%	30.7%	15.6%	58.9%	25.4%

Petroquímica União	January 24, 1994	67.8	31.9	0.3	17.4	60.8	21.8
Braskem	August 15, 1995	48.2	50.4	1.4	10.0	74.1	15.9
Rio Polímeros	—	—	—	—	16.7	66.6	16.7

(1)	Pension funds, banks and individual investors.

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

During 2005, Petrobras produced and sold approximately 72% of the naphtha consumed by our company and Copesul, and the remaining naphtha consumed by our company and Copesul was imported.

Tariffs

We set prices for a majority of the ethylene, the principal first generation petrochemical product, that we sell to third–party second generation producers using a margin sharing system. See “Basic Petrochemicals Unit—Sales and Marketing of Our Basic Petrochemicals Unit.” Prices paid by second generation producers for imported first generation petrochemical products partly reflect transportation and tariff costs. We establish the prices of ethylene by-products, such as butadiene, by reference to several market factors, including the prices paid by second generation producers for imported products, which also take into account transportation and tariff costs.

Second generation producers, including our company, generally set prices for their petrochemical products by reference to several market factors, including the prices paid by third generation producers for imported products. Prices paid for such imports also reflect transportation and tariff costs.

The Brazilian government has frequently used import tariffs to implement economic policies. As a result, import tariffs generally vary significantly, especially those imposed on petrochemical products. Imports and exports within the free trade area composed of Argentina, Brazil, Paraguay and Uruguay in South America, or Mercosul (Mercado Comum do Sul), have not been subject to tariffs since December 2001. The following table shows the fluctuation of the tariffs on certain basic petrochemicals and second generation petrochemicals from 1996 through 2005. The tariff rates shown are those applicable at the end of the respective years, except where indicated.

(%)	2005	2004	2003	2002(1)	2001(2)	2000	1999	1998	1997(3)	1996
First generation petrochemicals:
Ethylene	2.0	2.0	3.5	3.5	4.5	5.0	5.0	5.0	5.0	2.0
Propylene	2.0	2.0	3.5	3.5	4.5	5.0	5.0	5.0	5.0	2.0
Caustic soda	8.0	8.0	9.5	9.5	10.5	11.0	11.0	11.0	11.0	8.0
Second generation petrochemicals:
Polyethylene	14.0	14.0	15.5	15.5	16.5	17.0	17.0	17.0	17.0	14.0
Polypropylene	14.0	14.0	15.5	15.5	16.5	17.0	17.0	17.0	17.0	14.0
PVC(4)	14.0	14.0	15.5	15.5	16.5	17.0	17.0	17.0	17.0	14.0
Caprolactam	12.0	12.0	13.5	13.5	14.5	15.0	15.0	15.0	15.0	12.0

(1)	In 2002, the official tariff was 1.5% less than the rate shown. An additional surcharge of 1.5% assessed on imported products is included in the rate shown.
(2)	In 2001, the official tariff was 2.5% less than the rate shown. An additional surcharge of 2.5% assessed on imported products is included in the rate shown.
(3)	An additional tariff of 3% was assessed commencing on November 13, 1997, which is included in the rate shown.
(4)	Imports of suspension PVC from the U.S and Mexico have been subject to tariffs of 16% and 18%, respectively, since 1992 as a result of the imposition of anti-dumping duties by the Brazilian Foreign Trade Chamber (CAMEX-Câmara de Comércio Exterior) of the Ministry of Development, Industry and Trade. These duties will expire on December 14, 2010, unless extended.

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

Brazilian GDP increased by 2.3% in 2005. The moderate growth of Brazilian GDP in 2005 contributed to a 2.9% increase in domestic polypropylene consumption, slight growth in domestic consumption of PVC and a 4.9% decline in domestic consumption of polyethylene. Domestic consumption of thermoplastic resins increased for certain applications, such as automotive parts and durable goods, including cellular phones and home appliances. Although imports represent a small percentage of total Brazilian domestic consumption, in 2005, imports of polyolefins increased by 7.2% and imports of PVC increased by 26.5%. In 2005, Brazil’s exports of PVC increased by 75.7% and its exports of polyolefins increased by 27.9%. As a result of increased production capacity of Brazilian producers, including our company, higher rates of capacity utilization, and the continuing appreciation of the real against the U.S. dollar in 2005, Brazilian petrochemical producers significantly improved their sales in 2005.

We anticipate that demand for our products in Brazil may grow due to increasing consumption of plastic-based products, as well as population growth and expected general economic growth in Brazil. In addition, Brazilian per capita consumption of second generation petrochemicals has been modest compared to per capita consumption in many other more developed countries, which we believe suggests a potential for future growth in demand in Brazil. However, that growth could be hindered by the factors described in “Item 3. Key Information—Risk Factors—Risks Relating to Brazil” and “Item 3. Key Information—Risk Factors—Risks Relating to Our Company and the Petrochemical Industry.”

The following table sets forth information relating to our production, the estimated production of other Brazilian companies and exports and imports of the products included therein for the years indicated.

(thousands of tons)	Total Brazilian production	Our total production	Total production of other Brazilian companies	Total Imports	Total exports	Estimated total Brazilian domestic consumption
Olefins(1)
2005	4,775.2	1,889.9	2,885.2	18.5	120,0	4,672.7
2004	4,779.0	1,809.6	2,969.4	19.9	121.5	4,677.3
2003	4,444.0	1,678.6	2,765.4	24.0	127.8	4,340.2
Aromatics(2)
2005	1,518.0	733.7	784.3	47.6	453.8	1,111.8
2004	1,562.4	714.8	847.6	100.4	317.8	1,345.0
2003	1,475.4	638.3	837.1	105.2	345.5	1,235.1
Polyolefins(3)
2005	3,148.3	1,289,2	1,859.1	379.9	782.8	2,745.4
2004	3,042.6	1,175.1	1,867.5	354.4	651.4	2,745.7
2003	2,854.4	1,101.7	1,752.7	324.4	717.6	2,461.1
PVC
2005	640.3	449.3	191.0	119.5	65.6	694.2
2004	629.7	420.7	209.1	94.5	44.1	680.1
2003	604.1	392.1	212.0	86.4	75.7	614.8
PET
2005	352.6	69.7	282.9	178.4	32.6	498.3
2004	357.6	72.6	285.0	137.1	62.0	432.7
2003	339.0	55.3	283.6	136.2	44.5	430.6
Caprolactam
2005	49.7	49.7	—	4.1	16.2	37.5
2004	50.5	50.5	—	6.4	7.6	49.3
2003	48.8	37.6	11.3	4.9	8.1	45.6

(1)	Includes ethylene, propylene and butadiene.
(2)	Includes benzene, toluene, xylenes and, during 2002 only, solvent C9.
(3)	Includes polyethylene, HDPE, low density polyethylene, linear low density polyethylene and polypropylene.

Sources: Brazilian Association of Chemical Industry and Derivative Products and Braskem.

The above estimates of total domestic consumption assume that all domestic production is immediately sold in the market and that there has been no change in total domestic inventory.

Overview of Our Company’s Operations

We are the leading petrochemical company in Latin America, based on average annual production capacity in 2005. We are also one of the three largest Brazilian-owned private sector industrial companies, based on net sales revenue in 2004 (the most recent year for which comparative information is currently available). We recorded net income of R$625.8 million in 2005 on net sales revenue of R$13,075.1 million. We produce a diversified portfolio of petrochemical products in our 14 plants in Brazil and have a strategic focus on polyethylene, polypropylene and PVC. We were the first Brazilian company with integrated first and second generation petrochemical production facilities.

We have grown over the past five years primarily as the result of the integration of the operations of six Brazilian petrochemical companies: our company; OPP Química; Polialden; Trikem; Proppet; and Nitrocarbono. Our business operations are organized into four business units, which correspond to our principal production processes and products:

•	Basic Petrochemicals, which accounted for R$7,226.7 million, or 53.5%, of the net sales revenue of all segments, including net sales to our other business units, and had an operating margin of 12.4% in 2005;

•	Polyolefins, which accounted for R$3,919.0 million, or 29.0%, of the net sales revenue of all segments and had an operating margin of 14.1% in 2005;

•	Vinyls, which accounted for R$1,794.1 million, or 13.3%, of the net sales revenue of all segments and had an operating margin of 24.5% in 2005; and

•	Business Development, which accounted for R$569.0 million, or 4.2%, of the net sales revenue of all segments and had an operating margin of 1.2% in 2005.

We believe the integration of the operations of the companies that formed our company has produced, and will continue to provide, significant synergies and cost savings from reductions in taxes, procurement and logistics expenses, general and administrative expenses and other operating expenses.

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

The key elements of our strategy include:

•	Focus on customer relationships: We seek to establish close, long-term relationships with our customers. We serve as partners with our customers in developing new products and applications and, consequently, business opportunities for them. We recognize the cyclical nature of the markets for our petrochemical products and believe that, by focusing on relationships with our customers, we can foster customer loyalty even during periods of lower demand. Our growth strategy is centered on increasing customers’ consumption of our products, and enabling them to substitute non-plastic materials with thermoplastics.

Our Polyolefins Unit and our Vinyls Unit maintain technology and innovation centers that seek to:

•	optimize customers’ processing of our products;

•	identify new products and applications to meet our clients’ needs; and

•	increase customers’ productivity.

•	Pursuit of selected business opportunities: We are pursuing new business opportunities by, for example:

•	manufacturing new products such as: UTEC™, our ultra high molecular weight polyethylene, or UHMWP, product that is used in technical applications; Braskem Flexus®, a high-performance polyethylene product used for specialized packaging; and Braskem Symbios®, a high-performance flexible packaging sealant. We are the world’s second largest producer of UHMWP, which we sell mainly in the United States;

•	manufacturing LLDPE and LDPE using a specialized production process that permits us to produce thermoplastics with distinctive characteristics for the flexible packaging industry, including greater resistance to impact and punctures, improved polish and greater transparency; and

•	replacing traditional materials such as glass, wood, steel and paper, with our thermoplastics products.

•	Expansion of our production capacity: We plan to expand the production capacity of our business units during the next several years based on anticipated growth in demand for our products. We plan to expand our production capacity in the short-term principally through efficiency enhancements at our plants and by modernizing our production technology, although from time to time we may consider acquisitions of second generation producers that currently compete with us or produce products that are complementary to ours or enter into joint ventures with others to build new petrochemical plants.

On April 6, 2006, we purchased all of the common and preferred shares of Politeno that were owned by SPQ, a subsidiary of Suzano, Sumitomo and Itochu. As a result of the Politeno acquisition, we now own 100% of the voting share capital and 96.2% of the total share capital of Politeno.

We have entered into a joint venture with Petroquisa for the construction of a polypropylene plant in Paulínia, in the State of São Paulo, with an initial annual production capacity of 300,000 tons. In addition, we have entered into a memoranda of understanding with Petroquímica de Venezucla, S.A., or Pequiven, the petrochemical subsidiary of Petrobrás de Venezuela S.A., to evaluate (1) the feasibility of entering into a joint venture for the construction of a polypropylene plant in the El Tablazo Petrochemical Complex in the State of Zulia, Venezuela, with an annual production capacity of approximately 400,000 tons and (2) the feasibility of entering into a joint venture for the construction of the Jose Project, a petrochemical complex including an ethylene cracker that will use natural gas as its primary raw material, with an annual production capacity in excess of 1.2 million tons, as well as integrated plants to produce polyethylene and other second-generation petrochemicals. We are also evaluating the feasibility of entering into a joint venture with other companies for the construction of a new integrated polyethylene production center in Brazil close to the Brazilian-Bolivian border that would use Bolivian natural gas as a feedstock and have an annual production capacity of approximately

600,000 tons of polyethylene. We believe that additional capacity developed by our company, together with joint venture partners, will enable us to maintain and expand our leadership position in Latin America and support our expansion into strategic export markets.

•	Continued Reductions in Operating Costs and Increases in Operating Efficiencies: As a result of the integration of our facilities and large production scale, we believe that we are a low-cost producer of second generation petrochemicals. We have an ongoing program—the Braskem+ program—to increase operating efficiencies and to reduce operating costs. We also continue to realize synergies from our integration process.

Our cost reduction program is linked to initiatives to purchase feedstocks at competitive prices. We began to import lower-cost naphtha in 2002, and during 2005, we imported approximately 30% of our feedstock requirements, primarily from North Africa.

•	Commitment to Our Employees and Communities: We are focused on our human resources, which are vital to our competitiveness and growth. We continue to train our employees to develop skills necessary to operate an internationally competitive, vertically integrated petrochemical company. We have adopted a policy that makes all of our directors, officers, and employees responsible for worker safety and for preserving the environment. We are also committed to sustainable development and to improving the quality of life in the communities in which our facilities are located.

Braskem+ Program

We are in the process of implementing an operational excellence program named “Braskem+”. This program is designed to build upon the experience that Braskem has accumulated through the process of capturing operational synergies during its integration process. The Braskem+ program seeks to:

•	improve our operating performance and productivity;

•	reduce our operating and maintenance costs; and

•	position Braskem among the most competitive petrochemical companies in the world.

In connection with the development of the Braskem+ program, we engaged a leading consulting firm to analyze our industrial practices and compare them to benchmarking practices in the global petrochemical sector. Through this analysis, we have identified 210 initiatives designed to further improve, among other things, our capacity utilization and variable and fixed costs.

The implementation of the Braskem+ program is being performed by several teams, including:

•	a team for each industrial plant that includes the vice president of the respective business unit and the industrial, plant and maintenance managers of that industrial plant, as well as liaisons to our management team; and

•	a corporate management team specifically dedicated to overseeing and coordinating the implementation of the overall program.

We monitor the ongoing results of our implementation of the Braskem+ program, to determine our success in meeting scheduled milestones, perform follow-up activities and determine our progress in meeting the objectives of this program.

Formula Braskem

In 2005, we commenced a new program named “Formula Braskem” to implement a comprehensive integrated management system. Formula Braskem is intended to incorporate the best practices in the international petrochemical industry in our management systems and the most recent technological developments available in the marketplace. This program, together with the Braskem+ program, is designed to support our expansion and future internationalization, and we expect to realize productivity and efficiency gains through their implementation. In addition, we believe that the implementation of Formula Braskem will assist us with our compliance with the requirements of the U.S. Sarbanes-Oxley Act of 2002 in a manner consistent with our commitment to transparency and corporate governance.

We anticipate that Formula Braskem will be operational by October 2006. We have engaged SAP Brasil Ltda., or SAP, and Accenture do Brasil Ltda., or Accenture, to assist us in implementing Formula Braskem under agreements that provide for (1) the payment of bonuses to SAP and Accenture in the event that we achieve identified annual cost savings as a result of the implementation of Formula Braskem in excess of those identified in our calculations of the projected net present value of this project, and (2) the payment of bonuses to SAP in the event that Formula Braskem is operational prior to its target date. Conversely, these agreements provide for the payment of penalties by Accenture and the forfeiture of any bonuses by SAP in the event that Formula Braskem does not become operational until after the target date. We have a dedicated team of approximately 110 employees working together with SAP and Accenture on the implementation of Formula Braskem which we expect to implement at a cost of approximately R$130 million. We cannot assure holders of our class A preferred shares and the ADSs that we will realize the full benefit of the identified annual cost savings in upcoming years. To the extent that we fail to do so in any year, our results of operations for that year may be adversely affected.

Basic Petrochemicals Unit

At December 31, 2005, our Basic Petrochemicals facilities had one of the largest average annual production capacities of all first generation producers in Latin America. Our Basic Petrochemicals Unit accounted for R$7,226.7 million, or 53.5%, of the net sales revenue of all segments in 2005, including net sales to our other business units. Our Basic Petrochemicals Unit produces:

•	olefins, such as ethylene, polymer and chemical grade propylene, butadiene, isoprene and butene-1;

•	aromatics, such as benzene, toluene, para-xylene and ortho-xylene;

•	fuels, such as automotive gasoline and liquefied petroleum gas, or LPG; and

•	methyl tertiary butyl ether, or MTBE, solvent C9 and pyrolysis C9.

The products of our Basic Petrochemicals Unit are used primarily in the manufacture of intermediate second generation petrochemical products, including those manufactured by our other business units. We also supply utilities to other plants located in the Northeastern Complex and render services to the operators of those plants. In 2005, 87.5% of our Basic Petrochemicals Unit’s sales (including intra-company sales) were derived from the sale of basic petrochemicals, 6.8% from the sale of utilities and services, and 5.7% from the sale of fuels.

We believe that our Basic Petrochemicals Unit is well positioned to take advantage of increasing demand for basic petrochemicals products in Brazil, both by our other business units and by third parties. We anticipate that long-term growth for these products in Brazil will continue due to increasing demand for consumer products.

Products of Our Basic Petrochemicals Unit

The following chart shows the major products produced by our Basic Petrochemicals Unit, their derivative intermediate products and their most common end uses.

Our basic petrochemical products	Intermediate products derived from our basic petrochemical products	Common end uses
Olefins
Ethylene	LDPE /LLDPE(1)	Garbage bags, packaging film, toys, housewares, electrical insulation, paper coatings
	HDPE(1)	Blow-molded plastic bottles (such as milk bottles)
	UHMWP(1)	Technical parts, industrial applications, medical applications, parts for automotive industry products
	Ethyl vinyl acetate copolymer(1)	Shoe soles, hot melt, plastic film for special applications
	Ethylene oxide, used to produce ethylene glycol	Polyester fibers and PET resin
	Ethylene dichloride, used to produce PVC(2)	Pipes, home siding, upholstery, floor coverings
	Ethylbenzene, used to produce styrene monomer and then polystyrene	Disposable cups and containers, high-impact plastics
Propylene (polymer and chemical grade)	Polypropylene(1)	Carpet-backing, luggage, bottles, diapers, raffia bags
	Acrylonitrile	Clothing, plastics
	Propylene oxide	Polyurethane foams for furniture and insulation, cleaning compounds and coatings
Butadiene	Synthetic rubber, elastomers, resins	Tires, shoes, hoses, surgical gloves
Butene-1	LLDPE(1)	Garbage bags, packaging film, toys, housewares, electrical insulation, paper coatings
Aromatics
Benzene	Ethylbenzene (used to make styrene monomer/polysterene)	Disposable cups, containers, high-impact plastics
	Cumene	Epoxies
	Cyclohexane and cyclohexanone(3)	Nylon
	Linear alkyle benzene	Detergents
	Caprolactam(3)	Nylon
	Ammonium sulfate(3)	Fertilizers
Isoprene	Styrene-isoprene-styrene (SIS)	Adhesive
Toluene	Toluenediisocianate	Urethane foams
Solvents
Para-xylene	Purified terephthalic acid and DMT(3)	Polyester film and fibers, PET resin(3)
Ortho-xylene	Phthalic anhydride and plasticizers	Flexible products from PVC
Others
MTBE	—	Octane booster for gasoline
Solvent C9	—	Solvents and thinners
Pyrolysis C9	—	Octane booster for gasoline
Fuels
Automotive Gasoline	—	Fuel for internal combustion engines
LPG	—	Cooking gas

(1)	Produced by our Polyolefins Unit.
(2)	Produced by our Vinyls Unit.
(3)	Produced by our Business Development Unit.

The following table sets forth a breakdown of the sales volume and net sales revenue of our Basic Petrochemicals Unit (including our intra-company sales) by product line and by market for the years indicated.

	Years ended December 31,
	2005				2004				2003
	Quantities sold(1)	Net sales revenue			Quantities sold(1)	Net sales revenue			Quantities sold(1)	Net sales revenue
	(thousands of tons)	(millions of reais)		(%)	(thousands of tons)	(millions of reais)		(%)	(thousands of tons)	(millions of reais)		(%)
Domestic net sales:
Ethylene	1,169.8	R$	2,578.2	40.8%	1,098.9	R$	2,302.2	40.1%	1,047.3	R$	1,733.1	41.9%
Propylene	497.5		1,060.9	16.8	446.8		819.1	14.3	403.4		595.9	14.4
Para-xylene	171.0		385.0	6.1	148.7		319.6	5.6	117.3		195.5	4.7
Benzene	199.9		439.8	7.0	216.7		522.6	9.1	217.9		298.3	7.2
Butadiene	150.2		331.3	5.2	160.0		296.0	5.2	150.3		278.7	6.7
Mixed xylenes	35.4		61.7	1.0	74.5		126.4	2.2	53.7		83.4	2.0
Ortho-xylene	41.3		87.0	1.4	52.7		109.9	1.9	49.9		80.0	1.9
Toluene	29.5		48.0	0.7	33.2		57.4	1.0	38.9		51.4	1.2
Others	203.8		380.1	6.0	255.3		405.0	7.1	195.8		324.6	7.9

Total domestic net sales of basic petrochemicals	2,498.4		5,372.0	85.0	2,486.8		4,958.2	86.4	2,274.5		3,640.9	87.9
Total export net sales of basic petrochemicals	535.0		950.0	15.0	436.6		778.9	13.6	405.9		490.7	11.9

Total net sales of basic petrochemicals	3,033.4		6,322.0	100%	2,923.4		5,737.1	100%	2,680.4		4,131.6	100%

Automotive gasoline and utilities(2)			904.7				742.9				633.7

Total Basic Petrochemicals Unit net sales revenue(3)		R$	7,226.7			R$	6,480.0			R$	4,765.3

% of the total net sales revenue of all segments				53.5%				52.1%				47.8%

(1)	Includes the following intra-company sales:

•	approximately 588,700 tons of ethylene in 2005, 537,100 tons in 2004 and 488,300 tons in 2003;

•	approximately 89,300 tons of propylene in 2005, 31,300 tons in 2004 and 4,300 tons in 2003;

•	approximately 45,6000 tons of para-xylene in 2005, 48,200 tons in 2004 and 39,700 tons in 2003; and

•	approximately 60,800 tons of benzene in 2005, 62,300 tons in 2004 and 60,000 tons in 2003.

(2)	Utilities include electric power, steam, treated water and compressed air.
(3)	Includes basic petrochemicals, fuels and utilities.

Olefins

Olefins are relatively unstable hydrocarbons characterized by a structure that is chemically active and permits other chemically reactive elements, such as oxygen, to be added. Ethylene and propylene, which are types of olefins, are the chemical “backbone” for many plastic resins used to manufacture consumer products. Our primary olefins products include polymer grade ethylene and propylene, also known as monomers. Different combinations of monomers are polymerized, or linked together, to form polymers or plastic resins with different properties and characteristics.

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

Utilities

We produce electric power, steam, compressed air and clarified drinking and demineralized water, some of which are by-products of our production of basic petrochemicals. We use these utilities in our own production processes, including those of our Polyolefins Unit and our Vinyls Unit, and sell these utilities to approximately 40 companies in the Northeastern Complex. Our utilities facilities include units for thermoelectric power generation, water treatment and the production of steam and compressed air.

We self-generate approximately 70% of the Northeastern Complex’s energy consumption requirements, and the remainder is furnished by Companhia Hidro Elétrica do São Francisco—CHESF, a Brazilian government-owned electric power generation company located in the State of Bahia, and by Companhia de Eletricidade do Estado da Bahia—COELBA.

Production Facilities of Our Basic Petrochemicals Unit

We believe that the technological processes we use at our basic petrochemicals plants are among the most advanced in the world. We currently own and operate five major Basic Petrochemicals units (Olefins 1, Olefins 2, Aromatics 1, Aromatics 2 and Energy and Services), each of which is located at the Northeastern Complex. Our Basic Petrochemicals Unit defines the term “unit” to mean several plants that are linked together to produce olefins, aromatics or utilities. As a result, the production capacity of Aromatics units 1 and 2 is the sum of the production capacities of the various plants that form these units. At December 31, 2005, our basic petrochemicals plants had total annual production capacity of 1,280,000 tons of ethylene and 550,000 tons of propylene.

The table below sets forth the name, primary products, annual production capacity at December 31, 2005 and annual production for the years presented for each of our principal Basic Petrochemicals units and plants.

	Primary products	Annual production capacity	Production year ended December 31,
Name			2005	2004	2003
		(in tons, except automotive gasoline)	(in tons, except automotive gasoline)
Olefins units 1 and 2	Ethylene	1,280,000	1,165,319	1,105,610	1,040,858
	Propylene	550,000	562,048	542,359	486,959
Plants of aromatics units 1 and 2:
Butadiene plants 1 and 2	Butadiene	175,000	162,586	161,616	150,719
MTBE plants 1 and 2	MTBE	140,000	129,345	130,079	113,996
Butene-1 plant	Butene—1	35,000	25,515	29,093	27,022
Isoprene plant	Isoprene	19,000	16,140	16,396	16,396
	Dicyclopentadiene	24,000	25,245	21,306	20,459
Sulfolane plants 1, 2 and 3	Coperaf—1(1)	120,000	86,066	112,249	110,769
BTX fractionation plants 1 and 2	Benzene	427,000	428,796	393,737	364,762
	Toluene(2)	42,000	38,505	58,502	41,757
C8+ fractionation plant	Mixed xylenes(2)	40,000	50,487	87,208	65,932
	Ortho-xylene	62,000	57,441	53,966	54,475
	Solvent C9(1)	30,000	20,011	20,405	25,650
Parex plant	Para-xylene	203,000	158,461	124,455	116,203
Blending plant	Automotive gasoline(3)	600,000	457,334	394,591	365,256
	LPG	25,000	15,822	18,767	17,403

(1)	Solvents.
(2)	Actual production may exceed production capacity of certain plants when excess capacity of other plants in the Aromatics units is utilized.
(3)	Automotive gasoline in cubic meters per year.

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

Both of our olefins plants are capable of using naphtha as a feedstock, and our Olefins 1 unit also uses petroleum condensate. Until the early 1980’s, gas oil represented approximately 60% of the feedstock used by first generation producers in Brazil and naphtha represented the remainder, but the increased use of diesel fuel by trucks and buses in Brazil in the 1980’s reduced the supply of gas oil available to petrochemical producers. Currently, we use naphtha as our primary feedstock, and in 2005, naphtha accounted for (1) 86.6% of the total cost of sales of our Basic Petrochemicals Unit and (2) 71.7% of our direct and indirect consolidated cost of sales and services rendered. However, due to the high price of naphtha, we have also used petroleum condensate as an alternative and more competitively priced feedstock. We have recently reduced our use of petroleum condensate while we evaluate the efficiency of the use of this feedstock in our plants.

The following table shows the average Amsterdam-Rotterdam-Antwerp market price of naphtha for the periods indicated.

	Amsterdam-Rotterdam-Antwerp market price of naphtha
(in U.S. dollars per ton)	2006		2005		2004		2003
Average(1)	US$	539.48	US$	476.04	US$	377.40	US$	274.63

Month ended:
January		561.81		394.86		329.74		319.00
February		529.67		416.23		309.52		359.00
March		528.65		477.43		327.26		267.00
April		588.84		471.62		333.31		203.00
May		601.91		421.26		373.71		231.00
June				439.32		350.16		254.00
July				468.43		373.95		253.50
August				528.00		420.40		269.00
September				572.77		421.39		258.00
October				545.43		469.14		275.00
November				478.82		433.16		294.00
December				498.35		387.05		313.00

(1)	The information in the “Average” row represents the mean average of average monthly naphtha prices during the years presented.

Source:    Bloomberg L.P.

Our Basic Petrochemicals Unit is located:

•	36 kilometers from the Madre de Deus Port Terminal (located in the City of Madre de Deus in the State of Bahia), a port terminal owned and operated by Petrobras;

•	27 kilometers from Refinaria Landulfo Alves (located in the State of Bahia), one of the largest refineries in Brazil, which is owned and operated by Petrobras; and

•	22 kilometers from the port terminal of Aratú (located in the State of Bahia).

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

Following the end of Petrobras’ monopoly over the supply of naphtha, we invested approximately US$39.2 million in our transportation infrastructure to enable our port facilities at Aratú to receive shipments of imported naphtha.

Supply Contracts and Pricing

Our Basic Petrochemicals Unit purchased:

•	from Petrobras: approximately 3,084,000 tons of naphtha in 2005, representing 69.2% of our naphtha requirements; approximately 2,734,000 tons of naphtha in 2004, representing 62.3% of our naphtha requirements; and approximately 2,691,000 tons of naphtha in 2003, representing 68.8% of our naphtha requirements; and

•	from suppliers located primarily in North Africa: approximately 1,372,500 tons of naphtha in 2005, representing 30.8% of our naphtha requirements; approximately 1,654,000 tons of naphtha in 2004, representing 37.7% of our naphtha requirements; and approximately 1,220,000 tons of naphtha in 2003, representing 31.2% of our naphtha requirements.

On June 22, 1978, we and Petrobras entered into a Naphtha and Gas Oil Purchase and Sale Contract (which was amended in February 1993, February 2003 and May 2005). This contract has a term of 10 years, expiring in 2008, and is automatically renewable for further 10-year periods, unless either party notifies the other party in writing at least one year prior to the expiration of the contract that it does not intend to renew the contract. Under this contract:

•	Petrobras has agreed to sell and deliver naphtha and gas oil to our basic petrochemicals plants in the Northeastern Complex exclusively for our use as a raw material;

•	we provide Petrobras with a firm commitment order for naphtha and fuel oil each month, together with an estimate of the volume of naphtha and fuel oil that we will purchase over the following six months;

•	if we request to purchase volumes of naphtha and gas oil that exceed the minimum volumes we establish, Petrobras must use its best efforts to attempt to meet our higher demand;

•	if we fail to purchase the minimum volumes that we establish for a given year, we are required to pay damages to Petrobras, and if Petrobras fails to deliver the minimum volumes, Petrobras is required to pay damages to us;

•	Petrobras may suspend deliveries, in whole or in part, or may terminate this contract without penalties if required by the National Petroleum Agency as a result of a national contingency plan that adversely affects the supply of petroleum derivatives in Brazil; and

•	Petrobras may rescind the contract, without prior notice, if: (1) we violate any provision of the contract; (2) we declare bankruptcy, or we are declared bankrupt or are liquidated; (3) we transfer all or part of our rights and obligations under the contract to a third party without Petrobras’ consent; or (4) we are involved in a reorganization or merger.

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

La Société Nationale pour la Recherche, la Production, le Transport, la Transformation et la Commercialisation des Hydrocarbures—SONATRACH (the Algerian national petroleum company), or SONATRACH, is our most important supplier of imported naphtha. We and SONATRACH entered into a Contract for the Sale and Purchase of Naphtha, which became effective on January 1, 2002. This contract has a one-year term and is renewable based on the mutual agreement of the parties for further one-year periods. We have renewed this contract three times, and are currently negotiating the fourth renewal of this contract for 2006. Under this contract:

•	SONATRACH has agreed to sell and deliver naphtha to us exclusively for our use as a raw material; and

•	we agreed to purchase, and SONATRACH agreed to sell, a minimum annual volume of naphtha up to a maximum annual volume.

On December 15, 2005, we entered into a purchase and sale agreement with Petróleos de Venezuela, S.A. (the Venezuelan national petroleum company), or PDVSA, which became effective on March 1, 2006. This contract has an initial six-month term and is renewable for one year, unless terminated by one of the parties. Under this agreement:

•	PDVSA has agreed to sell naphtha to us for our use as a raw material; and

•	we agreed to purchase, and PDVSA agreed to sell, a minimum monthly volume of naphtha with an option to purchase additional naphtha, subject to a monthly maximum volume.

If our contracts with SONATRACH or PDVSA are not renewed or are otherwise terminated, we believe that we could purchase sufficient quantities of naphtha from other suppliers, including Petrobras, to meet our supply needs.

On April 26, 2005, our company entered into an import note assignment agreement with certain financial institutions. Under this agreement, we issue short-term non-interest bearing promissory notes, or import notes, to designated trading companies outside Brazil (including our subsidiary Braskem Incorporated Limited) to evidence our obligation to pay for purchases of naphtha and petroleum condensate from these trading companies. These designated trading companies had the right through August 31, 2005 to assign up to an aggregate principal amount of US$150.0 million of these import notes to the financial institutions. These assignments were made at a discount based on a rate of LIBOR plus 1.00% per annum, and these companies could use the proceeds of these assignments to purchase imported naphtha or petroleum condensate or refinance existing obligations in respect of imported naphtha or petroleum condensate incurred within 90 days prior to the date of the assignment. The designated trading companies were required to pay participation and commitment fees to the financial institutions, which fees were deducted from the discounted purchase price of the import notes.

On December 15, 2005, our company entered into a revolving import note discount program with certain financial institutions. Under this program, our company and, subject to our guarantee of its obligations and certain other conditions, Copesul are permitted for three years to issue short-term non-interest bearing notes, or import notes, in an aggregate principal amount of up to US$400 million outstanding at any time prior to the expiration of this program to designated trading companies outside Brazil to evidence our and Copesul’s respective obligation to pay for purchases of naphtha and petroleum condensate from these trading companies.

These designated trading companies have the right to assign these import notes to the specified financial institutions during the term of the program. These assignments are made at a discount based on a rate of LIBOR plus 0.75% per annum during the first year of this program, and LIBOR plus 0.85% per annum to 1.25% per annum, based on fluctuations in the Emerging Markets Bond Index—Brazil, therafter. These companies may use the proceeds of these assignments to purchase imported naphtha or petroleum condensate. In the event that the aggregate amount of import notes issued during the first year of the program is less than US$30 million multiplied by the number of months elapsed under the program, we are required to pay a commitment fee on the unused amount. In addition, we are required to pay a commitment fee upon the termination of this program in the event that the aggregate amount of import notes outstanding at any time following the first anniversary of the commencement of this program is less than US$350 million.

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

As is common with other first generation petrochemical producers, our Basic Petrochemicals Unit has a high concentration of sales to a limited number of customers. Net sales to our 10 largest customers (excluding intra-company sales) accounted for approximately 64.5% of our Basic Petrochemicals Unit’s total net sales revenue (excluding intra-company sales) during the year ended December 31, 2005.

As part of our commercial strategy, our Basic Petrochemicals Unit has focused on developing longer-term relationships with our customers. We have entered into long-term supply contracts with several second generation producers located in the Northeastern Complex, including Oxiteno, Polibrasil Resinas S.A., or Polibrasil, and Petroflex. These supply contracts generally have an initial 10-year term and are automatically renewable for five-year periods unless one party notifies the other of its intention not to renew. These contracts also provide for minimum and maximum quantities to be purchased and monthly deliveries. We also sell automotive gasoline and LPG to Petrobras and fuel distribution companies.

We determine the prices for our olefins and aromatics products with reference to several market indicators. The price of ethylene that we charged our two largest customers, which represented 90.4% of our ethylene sales to third parties in 2005, was based on a margin sharing system. Under this system, the benefit or burden of higher or lower international market prices for naphtha and for ethylene derivatives, such as polyethylene, is shared with our customers. The margin shared by first and second generation producers is calculated for second generation products based on the market price charged by the second generation producer for its products and its production costs. The market price for ethylene is based on benchmark costs imputed to, and actual costs incurred by, both first and second generation producers for the production of second generation products. The variable-cost portion of these production costs reflects costs effectively incurred, while the fixed-cost portion of these production costs and depreciation expenses is determined based on benchmark costs. The benchmark costs are determined based on costs incurred by leading first and second generation producers located in the United States. This margin is then divided between the relevant first and second generation producers pro rata based on a return on capital invested by each such producer. Accordingly, the price of ethylene for these customers is calculated based on the weighted average price for ethylene obtained in the process of dividing the margin of each of these customers, taking into consideration the amount of ethylene consumed by each customer. The actual margins received by the first and second generation producers vary depending on the degree to which their actual costs compare with the benchmark costs used in the pricing formula to calculate the margin.

Prior to 2005, we used a margin sharing system for all of our ethylene customers, including our other business units. In 2005, we determined the prices that we charged our ethylene customers, other than our two largest ethylene customers, by reference to international market prices. In addition, we are negotiating with those ethylene customers which still use the margin sharing system to terminate the margin sharing system of ethylene pricing and to institute a market pricing system.

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

We are focused on maintaining our leading position in the Brazilian market, while continuing to use our exports to hedge our operations and adjust the imbalances between demand and production. In 2005, export net sales of basic petrochemicals (which exclude utilities and automotive gasoline) represented 15% of our Basic Petrochemicals Unit’s net sales revenue. We exported basic petrochemicals mainly to customers in the United States and in Europe.

The following table sets forth our export sales and export volumes of basic petrochemicals for the years indicated:

	Year ended December 31,
	2005	2004	2003
Export sales (in millions of reais)	950.0	778.9	490.7
As % of total net sales revenue of Basic Petrochemicals Unit	15.0	13.6	11.9
Export volumes (thousands of tons)	535.2	436.6	405.9
As % of total sales volume of Basic Petrochemicals Unit (excluding automotive gasoline)	17.6	14.9	15.1

Since August 15, 2000, we have been authorized by the National Petroleum Agency to produce and sell automotive gasoline. Our net sales revenue from automotive gasoline was R$412.9 million in 2005, and our net export sales revenue from automotive gasoline was R$109.9 million in 2005. We sold approximately 443,900 cubic meters of type “A” automotive gasoline in 2005.

We set export prices for:

•	benzene, toluene, MTBE, dicyclopentadiene and automotive gasoline with reference to market prices prevailing in the U.S. Gulf market; and

•	propylene, para-xylene, ortho-xylene, butene-l and isoprene with reference to market prices prevailing in the European market.

In addition to basic petrochemicals and fuels, we produce electric power, steam, treated water and compressed air for our own use and for sale to other second generation producers in the Northeastern Complex. In 2005, our net sales revenue from sales of utilities (including sales to our other business units) was R$491.8 million. We also provide storage services to companies located in the Northeastern Complex through our subsidiary Tegal—Terminal de Gases Ltda., providing storage for gaseous petrochemical products. Tegal—Terminal de Gases Ltda. operates in the port terminal of Aratú in the State of Bahia.

Competition

Although there are currently four major petrochemical complexes in Brazil, our basic petrochemical customers, which are mostly second generation petrochemical producers with plants located in the Northeastern Complex, would have difficulty obtaining their feedstocks from other sources at lower prices due to the high cost of transportation of these products, as well as other logistical difficulties. In addition, because Brazil produces sufficient quantities of olefins to meet domestic demand, imports of these products are generally sporadic and usually related to scheduled plant maintenance shutdowns or to meet unsatisfied domestic demand, as is the case with imports of para-xylene.

Polyolefins Unit

At December 31, 2005, our polyolefins production facilities had the largest average annual production capacity of all second generation producers of polyolefins products in Brazil and elsewhere in Latin America. Our Polyolefins Unit accounted for R$3,919.0 million, or 29.0%, of the net sales revenue of all segments in 2005. Our Polyolefins Unit has historically been comprised of the operations conducted by our company and Polialden. On May 31, 2006, Polialden merged with and into our company.

Prior to the Politeno acquisition on April 6, 2006, we owned 35.0% of Politeno’s voting share capital and 34.0% of its total share capital. As a result, at dates and for periods prior to April 6, 2006, we proportionally consolidated Politenos’ results in our consolidated financial statements and did not include Politeno’s results in our Polyolefins segment. As a result of the Politeno acquisition on April 6, 2006, we now own 100% of the voting share capital and 96.2% of the total share capital of Politeno, and will fully consolidate Politeno’s results in our consolidated financial statements and include Politeno’s results in our Polyolefins segment at dates and for periods following this acquisition.

Our Polyolefins Unit produces:

•	polyethylene, including LDPE, LLDPE, HDPE, UHMWP and, following the Politeno acquisition, ethyl vinyl acetate copolymer, or EVA; and

•	polypropylene.

Approximately three-fifths of our Polyolefins Unit’s sales volume in 2005 was derived from the sale of polyethylene products, and most of the remainder was derived from the sale of polypropylene products.

We manufacture a broad range of polyolefins products for use in consumer and industrial applications, including:

•	plastic films for food and industrial packaging;

•	bottles, shopping bags and other consumer goods containers;

•	automotive parts; and

•	household appliances.

In 2005, we had an approximate 30% share of the Brazilian polyethylene market and an approximate 42% share of the Brazilian polypropylene market, based on sales volumes. We anticipate that domestic growth in demand for these products will continue to increase due to:

•	greater consumption of plastic-based consumer products, as Brazil’s consumption of plastic-based products on a per-capita basis is low when compared to the United States and many European countries; and

•	the trend towards substitution of plastics for more traditional packaging materials, such as glass and paper.

Products of Our Polyolefins Unit

The following table sets forth a breakdown of the sales volume and net sales revenue of our Polyolefins Unit by product line and by market for the years indicated.

	Year ended December 31,
	2005				2004				2003
	Quantities sold	Net sales revenue			Quantities sold	Net sales revenue			Quantities sold	Net sales revenue
	(thousands of tons)	(millions of reais)		(%)	(thousands of tons)	(millions of reais)		(%)	(thousands of tons)	(millions of reais)		(%)
Domestic net sales:
Polypropylene	419.9	R$	1,404.2	35.8%	418.5	R$	1,320.3	37.8%	374.9	R$	1,008.0	29.8%
LDPE	143.1		443.7	11.3	134.7		404.2	11.6	120.4		314.9	9.3
LLDPE	156.2		476.4	12.2	148.6		444.4	12.7	119.8		311.0	9.2
HDPE	201.9		618.1	15.8	214.1		635.5	18.2	204.6		515.0	15.2
UHMWP	1.0		5.1	0.1	1.4		5.7	0.3	1.2		4.2	0.1

Total domestic net sales	922.1		2,947.5	75.2	917.3		2,810.1	80.6	820.9		2,153.1	63.6
Total export net sales	363.6		971.5	24.8	248.3		679.3	19.4	288.1		1,233.7	36.4

Total polyolefins net sales	1,285.7	R$	3,919.0	100%	1,165.6	R$	3,489.4	100%	1,109.0	R$	3,386.8	100%

% of the total net sales revenue of all segments				29.0%				28.0%				33.9%

We provide technical assistance to our customers to meet their specific needs by adapting and modifying our polyethylene and polypropylene products. In particular, we develop customized value-added polypropylene compounds for use by our customers in their specialized applications. We believe that the variety of technological processes at our polyolefins plants provides us with a competitive advantage in meeting our customers’ needs.

Polyethylene Products

Polyethylene has the simplest chemical structure of all commercial polymers and is a very versatile material. Global production volume of polyethylene is the highest among all commercial plastics. Polyethylene is used to manufacture a wide variety of products.

Our customers purchase different polyethylene resins depending on the manufacturing process that they employ and the desired physical characteristics of the end products that they manufacture. LDPE is the most flexible of polyethylene products and is used in a variety of plastic or film applications and in food packaging, trash bags and shopping bags. LLDPE is used in applications that require greater sealing capacity and better mechanical resistance, including plastic films and flexible food packaging. HDPE is used for applications that require higher mechanical resistance. UHMWP is used mainly for technical parts and other applications that require greater mechanical resistance. EVA is used in applications that require greater sealing capacity, flexibility, impact resistance and color adherence, including shoe soles, hot melt and film for special applications.

While each form of polyethylene is used for different applications, there is some overlap in the uses of these resins, and with certain modifications, polyethylene resins may be substituted for each other in certain end product manufacturing processes. For example, demand for LLDPE has grown since it was first introduced in 1989 and has resulted in reduced demand for LDPE, as manufacturers of certain containers and plastic film applications have switched their production processes and technology to use LLDPE in a blend with LDPE. We expect that part of the consumption of LDPE will be substituted in the packaging segment over the next few years by LLDPE. As a result, we believe that consumption growth of LLDPE will continue to be strong, while consumption growth of LDPE should be moderate.

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

Production Facilities of Our Polyolefins Unit

At December 31, 2005, we owned seven polyolefins production facilities. Five of these plants are located in the Southern Complex, and two of these plants are located in the Northeastern Complex. During 2004, we expanded the annual production capacity of our polypropylene plants in the Southern Complex by an aggregate of 100,000 tons. During 2005, we expanded the annual production capacity of one of our polyethylene plants in the Northeastern Complex by 30,000 tons.

The table below sets forth the location, the primary products, annual production capacity at December 31, 2005, and annual production for the years presented of each of our polyolefins plants.

Location (Complex)	Primary products	Annual production capacity	Production year ended December 31,
			2005	2004	2003
		(in tons)	(in tons)
Triunfo (Southern)	LDPE	215,000	207,174	209,140	195,637
	Polypropylene(1)	100,000	—	—	—
	Polypropylene(2)	560,000	528,980	463,077	438,746
	HDPE/LLDPE(3)	265,000	237,262	235,028	229,237
Camaçari (Northeastern)	HDPE/LLDPE(3)	210,000	211,625	175,436	152,087
	HDPE/UHMWP	144,000	124,382	128,312	99,720

(1)	This plant is currently inactive.
(2)	Reflects the combined production capacity and annual production of two polypropylene plants located in the Southern Complex.
(3)	Plant with swing line capable of producing two types of resins. Capacity varies depending on actual production.

As a result of the Politeno acquisition, we now own 96.2% of the total share capital of Politeno, representing 100% of its voting share capital. Politeno owns an LPDE plant in the Northeastern Complex with an annual production capacity of 150,000 tons and a plant with a swing line with a combined annual production capacity of 210,000 tons of LLDPE and HDPE.

Raw Materials of Our Polyolefins Unit

Ethylene and Propylene

The most significant direct costs associated with our production of polyethylene and polypropylene are the costs of purchasing ethylene and propylene, which together accounted for approximately 90% of our Polyolefins Unit’s total variable cost of sales in 2005. In 2005, approximately 35% of these raw materials were supplied by our Basic Petrochemicals Unit and approximately 65% were supplied by Copesul. Our Polyolefins Unit is highly dependent on ethylene and propylene supplied by our Basic Petrochemicals Unit and by Copesul because the costs of storing and transporting ethylene and propylene are substantial and there is inadequate infrastructure in Brazil to import large quantities of ethylene and propylene.

At December 31, 2005, Copesul had an annual ethylene production capacity of 1,135,000 tons and an annual propylene production capacity of 581,000 tons. Copesul is our main supplier of propylene.

Supply Contracts and Pricing

We have entered into a long-term ethylene and propylene supply contract with Copesul that extends through 2007 and is automatically renewable for additional five-year terms. We own 29.5% of the total share capital of Copesul. Under this contract, we are required to purchase an annual minimum of 268,200 tons of ethylene and an annual maximum of 451,000 tons, as well as an annual minimum of 262,200 tons of propylene and an annual maximum of 439,500 tons, in each case subject to daily and monthly limits. In 2005, we purchased 426,500 tons of ethylene and substantially all of our requirements of propylene (approximately 445,000 tons) from Copesul for our polyolefins operations in the Southern Complex. In 2005, we exceeded our annual maximum propylene purchases as a result of production efficiencies at Copesul.

We negotiate the prices for the feedstocks for our polyolefins products with Copesul, based upon a pricing formula developed by the Brazilian petrochemical industry. The pricing formula provides for full cost margin sharing between the first generation and second generation petrochemical producers located at the respective petrochemical complexes. The prices Copesul charges for ethylene that it supplies to our Polyolefins Unit are calculated based on a formula similar to the formula that our Basic Petrochemicals Unit uses to determine prices for its two largest ethylene customers. See “—Basic Petrochemicals Unit—Sales and Marketing of Our Basic Petrochemicals Unit.” Our Polyolefins Unit purchases ethylene from our Basic Petrochemicals Unit at prices determined by reference to international market prices for ethylene.

The following table sets forth the average prices per ton in reais paid by our company for ethylene and propylene for the years indicated:

	Year ended December 31,
(R$ per ton)	2005		2004		2003
Ethylene supplied by our Basic Petrochemicals Unit	R$	2,206	R$	2,350	R$	1,786
Ethylene supplied by Copesul		2,527		2,313		1,769
Propylene supplied by Copesul		2,405		2,017		1,608

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

•	We entered into an agreement with a predecessor of Univation Technologies in 1988 (effective in 1992) to use Unipol® technology to produce polyethylene. We made a lump sum payment at the time of execution of this license agreement, in lieu of additional royalty payments. We use the Unipol® technology to produce low density polyethylene and high density polyethylene in the Northeastern Complex.

•	We entered into agreements with Basell Technology Company B.V., the largest polypropylene manufacturer in the world and a leader in polypropylene technology, in 1987 (effective in 1991) to use Spheripol® technology for the construction and operation of our first polypropylene plant in the Southern Complex. Under these agreements, we may use this technology for our current and future plants. We built a second plant based on this technology, which commenced operations in 1997. We have fully paid all royalties due under the terms of these license agreements.

•	We entered into agreements with Basell Polyolefine GmbH in 1995 (effective in 1999) to use Spherilene® technology. We pay royalties on a quarterly basis under these license agreements based on the amounts of polyethylene that we produce using this technology at our swing HDPE/ LLDPE plant located at the Southern Complex.

•	We entered into an agreement with Univation Technologies in 2003 to use metallocene process and product technology and related catalysts. We pay quarterly royalties based on amounts of LLDPE and very low density polyethylene that we produce using metallocene technology at our Unipol® polyethylene plant located at the Northeastern Complex.

•	We entered into an agreement with Basell Polyolefine Italia S.p.A. in 2004 to use an updated Spheripol® technology for the construction and operation of the Paulínia polypropylene plant. Under this agreement, we may use this technology for our existing and future plants.

•	Politeno entered into an agreement with Sumitomo in 1974 to use a high pressure autoclave process to produce LDPE and ethyl vinyl acetate copolymer at a plant in the Northeastern Complex. Politeno has fully paid all royalties due under the terms of this license agreement.

•	Politeno entered into an agreement with Du Pont Canada, now Nova Chemicals, in 1987 to use Sclairtech technology to produce LLDPE and HDPE at a plant in the Northeastern Complex. Politeno has fully paid all royalties due under the terms of this license agreement.

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

The Braskem Center for Technology and Innovation at the Southern Complex includes a staff of approximately 160 employees, which seek to:

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

Sales and Marketing of Our Polyolefins Unit

We sell our polyethylene and polypropylene products to approximately 1,100 customers, and sales by our Polyolefins Unit accounted for 29.0% of our net sales revenue of all segments in 2005. We have a diversified product mix that allows us to serve a broad range of end users in several industries. Our customers generally are third generation petrochemical producers that manufacture a wide variety of plastic-based consumer and industrial goods.

Net sales revenue to our ten largest customers accounted for 31.0% of our Polyolefins Unit’s total net sales revenue during the year ended December 31, 2005. No customer accounted for more than 6.0% of our total net sales revenue during 2005, 2004 or 2003.

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

In addition to direct sales to our customers, our Polyolefins Unit sells our products in Brazil through exclusive independent distributors. These distributors sell our polyethylene and polypropylene products to manufacturers with lower production requirements and are able to aggregate multiple orders for production and delivery to customers that would otherwise be uneconomical for us to serve. Furthermore, by serving smaller customers through a network of distributors, account managers in our Polyolefins Unit focus their efforts on delivering high quality service to a smaller number of large, direct customers. We have selected our distributors based on their ability to provide full service to their customers, including the ability to prepare our products on a customized basis.

In 2005, our Polyolefins Unit concluded the implementation of its new policy concerning distributors, and our distribution network was reorganized. We now have eight distributors (three of which belong to a group of related companies), and have entered into agreements with terms of five years with five of these distributors.

Export Sales

Our volume of export sales has generally varied based upon the level of domestic demand for our products. Export sales represented 24.8% of our Polyolefins Unit’s net sales revenue in 2005. Our primary export market for polyolefins is other countries in South America, particularly the Mercosul countries, and we intend to increase our export sales in the Mercosul countries as well as in Chile. We have established a strategic position in the Southern Cone countries through regular sales to local distributors and agents who understand their respective markets. Our strategy to increase our presence in the Southern Cone is intended, among other things, to reduce our exposure to the cyclicality of the international spot market for polyolefins through the development of long-term relationships with customers in neighboring countries.

The following table sets forth export sales and export volumes of our Polyolefins Unit for the years indicated.

	Year ended December 31,
	2005	2004	2003
Net export sales revenue (in millions of reais)	971.5	678.6	1,233.7
As % of total net sales revenue of Polyolefins Unit	24.8	19.4	36.4
Export volumes (thousands of tons)	363.6	248.5	288.1
As % of total production of Polyolefins Unit	28.3	21.3	26.0

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

Competition

We compete with regional polyolefins producers located in Brazil and Argentina and, to a lesser extent, with other importers of these products. In the Brazilian polyethylene market, we compete with a number of companies that produce one or two of the products in our production line. LDPE is produced in Brazil by Polietilenos União with an annual production capacity of 130,000 tons, Dow Brasil S.A. with 144,000 tons and, Petroquímica Triunfo S.A. with 160,000 tons, compared to our annual production capacity of 365,000 tons.

In the HDPE and LLDPE markets, we compete with the following producers in Brazil:

•	Rio Polímeros, with a maximum annual production capacity of 540,000 tons of LLDPE and HDPE;

•	Ipiranga Petroquímica S.A., or Ipiranga, with a plant with a swing line with a combined annual production capacity of 150,000 tons of LLDPE and HDPE and another plant with an annual production capacity of 400,000 tons of HDPE; and

•	Solvay, with an annual capacity of 150,000 tons of HDPE.

We have (1) a combined annual production capacity of 695,000 tons at three swing line plants capable of producing LLDPE and HDPE, one of which is located in the Southern Complex and two of which are located in the Northeastern Complex and (2) an additional 144,000 tons of annual production capacity of HDPE and UHMWP at another plant in the Northeastern Complex. We are currently expanding the production capacity of one of our HDPE plants in the Northeastern Complex by an aggregate amount of 30,000 tons annually through efficiency enhancements. See “—Capital Expenditures.”

In the Brazilian polypropylene market, we compete with Ipiranga and Suzano Petroquímica S.A., or Suzano. Ipiranga has annual production capacity of 150,000 tons and Suzano has annual production capacity of 625,000 tons, compared to our annual production capacity of 660,000 tons.

We do not have any domestic competitors in the Brazilian UHMWP market. Internationally, our primary competitor in this market is Ticona, which is a member of the Celanese Group, a German chemical company that has approximately 52% of the worldwide production capacity of UHMWP.

Traditionally, we have not faced substantial competition from imports of polyethylene and polypropylene due to tariff rates, transportation costs for imported products and other factors relating primarily to the logistics involved in importing these products. In 2005, imports of polyethylene into Brazil represented 17.8% of Brazil’s total consumption of polyethylene, and imports of polypropylene into Brazil represented 8.6% of Brazil’s total consumption of polypropylene. We expect competition from international producers to increase substantially in selected foreign markets in which we intend to attempt to increase our sales of polyolefins products.

Vinyls Unit

We are the leading producer of PVC in Brazil, based on sales volumes in 2005. At December 31, 2005, our PVC production facilities had the largest average annual production capacity in Latin America. Our Vinyls Unit accounted for R$1,794.1 million, or 13.3%, of our net sales revenue of all segments in 2005.

Our Vinyls Unit is the only vertically integrated producer of PVC in Brazil. Our PVC production is integrated through our production of chlorine and other raw materials. Our Vinyls Unit also manufactures caustic soda, which is used by producers of aluminum and paper; ethylyne dichloride, or EDC; and chlorine, which we use to manufacture EDC. In 2005, 64.5% of our Vinyls Unit’s net sales revenue was derived from the sale of PVC products, 25.5% was derived from the sale of caustic soda and 5.4% from the sale of EDC and the remainder from the sale of other products.

In 2005, we had an approximate 55% share of the Brazilian PVC market, based on sales volumes.

Products of Our Vinyls Unit

The following table sets forth a breakdown of the sales volume and net sales revenue of our Vinyls Unit by product line and by market for the years indicated.

	Years ended December 31,
	2005				2004				2003
	Quantities sold	Net sales revenue			Quantities sold	Net sales revenue			Quantities sold	Net sales revenue
	(thousands of tons)	(millions of reais)		(%)	(thousands of tons)	(millions of reais)		(%)	(thousands of tons)	(millions of reais)		(%)
Domestic sales:
PVC suspension	360.4	R$	959.9	53.5%	372.4	R$	1,116.8	60.1%	323.6	R$	756.5	55.1%
PVC emulsion	18.5		81.0	4.5	22.0		82.8	4.4	18.8		61.7	4.5
Caustic soda	455.6		449.4	25.1	444.0		342.1	18.4	426.6		290.4	21.2
Other(1)	125.3		82.9	4.6	134.0		60.9	3.3	126.0		59.5	4.3

Total domestic sales	959.8		1,573.2	87.7	972.4		1,602.6	86.2	895.0		1,168.1	85.2
Total exports	194.3		220.9	12.3	191.0		256.2	13.8	215.6		203.7	14.8

Total vinyl net sales	1,154.1	R$	1,794.1	100%	1,163.3	R$	1,858.8	100%	1,110.6	R$	1,371.8	100%

% of the total net sales revenue of all segments				13.3%				14.9%				13.7%

(1)	Includes chlorine, hydrogen, caustic soda flake and sodium hypochlorite.

PVC

PVC is a versatile polymer, and global production volume of PVC is the second highest among all commercial plastics. We produce suspension and paste PVC in various grades, which are sold in various sized bags or in bulk to third generation producers and transported by truck, rail or, in some cases, ship.

Approximately 95% of our PVC production is in the form of suspension PVC. The grades of PVC produced by the suspension production process are the most widely used, including for use in the manufacture of pipes and fittings, laminated products, shoes, sheeting, flooring, cable insulation, electrical conduit, packaging and medical applications. The grades of paste PVC are more specialized products and are used in the manufacture of toys, synthetic leather, flooring materials, bottle caps and seals, automobile corrosion prevention treatments and wallpaper coatings.

Our Vinyls Unit also produces EDC, the principal feedstock used in the production of PVC. We used approximately 72% of our EDC production in 2005 for further processing into PVC and exported the remainder to Asia.

In 2004, we launched Plastwood, a product made of PVC and wood for finishing ceilings and special patio decks, in partnership with one of our customers in Brazil. We also developed new PVC applications for the Brazilian construction sector, such as prefabricated house and window frame solutions. In 2005, we launched Vinisol, a paste PVC product for the export market with applications for special paints and varnishes.

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

Chlorine is a basic chemical commodity that is used in a large variety of industries, including applications in water treatment and chemical and pharmaceutical production. We consume approximately 80% of our chlorine production in our production of EDC and sell most of our remaining chlorine to a company located in the Northeastern Complex that is connected to one of our plants via a specialized pipeline.

Production Facilities of Our Vinyls Unit

We own five vinyls production facilities. Two of our facilities are located in the Northeastern Complex, and two others are located in the State of Alagoas. Our fifth facility is located in the City of São Paulo. In December 2005, we expanded the annual production capacity of our PVC plant in Alagoas by 50,000 tons. The following table sets forth the name and location, primary products, annual production capacity at December 31, 2005, and annual production for the years presented for each of our vinyls plants.

Location (Complex)	Primary products	Annual production capacity	Production year ended December 31,
			2005	2004	2003
		(in tons)	(in tons)
Camaçari (Northeastern)	PVC	250,000	225,563	206,978	181,780
Camaçari (Northeastern)	Caustic Soda	73,000	76,219	76,517	72,458
	Chlorine	64,000	66,587	66,644	63,857
Maceió (Alagoas)	Caustic Soda	460,000	419,673	416,100	386,967
	Chlorine	400,000	387,510	381,464	360,677
	EDC	520,000	499,256	495,827	475,024
Marechal Deodoro (Alagoas)	PVC	240,000	198,125	189,810	193,150
Vila Prudente (São Paulo)	PVC	26,000	23,689	24,830	21,897

Raw materials of Our Vinyls Unit

Ethylene

The most significant direct cost associated with the production of PVC and EDC is the cost of ethylene, which accounted for 68.1% of our variable cost of PVC sales in 2005 and 80.9% of our EDC sales in 2005. Our Basic Petrochemical Unit supplies all of the ethylene required by our Vinyls Unit. Ethylene is delivered to our Alagoas plant via a 477 kilometer pipeline that we own, and to our PVC plant in the Northeastern Complex via a separate pipeline. Because the cost of storing and transporting ethylene is substantial and there is inadequate infrastructure in Brazil to permit the importation of large quantities of ethylene, our Vinyls Unit is highly dependent on ethylene that is supplied by our Basic Petrochemicals Unit. For a description of the pricing of ethylene purchased by our Vinyls Unit from our Basic Petrochemicals Unit, see “—Basic Petrochemicals Unit—Sales and Marketing of Our Basic Petrochemicals Unit.” Our São Paulo plant receives vinylchloride monomer (a raw material used in manufacturing PVC) by ship from our plant in the Northeastern Complex.

Electric Power

Electric power is a significant cost component in our production of chlorine and caustic soda. Electric power accounted for 69.4% of our Vinyls Unit’s cost of caustic soda sales in 2005 and 17.9% of our Vinyls Unit’s total cost of sales in 2005. Our Vinyls Unit obtains its electric power requirements from various generators under long-term power purchase agreements. Our caustic soda plants at Camaçari and Alagoas and our PVC plant at Camaçari purchase their electric power requirements from CHESF under a long-term contract that expires in 2010. Companhia Energética de Alagoas S.A., or CEAL, distributes electric power to our PVC plant in Alagoas. Our São Paulo plant obtains its electric power from Eletropaulo Metropolitana-Eletricidade de São Paulo S.A., or

Eletropaulo. The power purchase agreements with CEAL and Eletropaulo are renewable contracts with automatic rolling three-year extensions. These agreements provide us with the option to purchase our total electric power requirements based on an annual estimate. The price terms of these contracts are based upon tariffs regulated by the Brazilian National Electrical Energy Agency (Agência Nacional de Energia Elétrica).

Salt

We used approximately 853,000 tons of salt during 2005 in our production of chlorine and caustic soda. Salt accounted for 4.7% of our variable costs of caustic soda sales in 2005 and 1.0% of our Vinyls Unit’s total cost of sales in 2005. We have exclusive salt exploration rights at a salt mine located near our Alagoas plant. We estimate that the salt reserves of this mine are sufficient to allow us to produce chlorine at expected rates of production for approximately 40 to 50 years. We enjoy significant cost advantages when compared to certain of our competitors due to low extraction costs of rock salt (particularly compared to sea salt), low transportation costs due to the proximity of the salt mine to our production facility and the higher purity of rock salt as compared to sea salt.

Other Utilities

All of our Vinyls Unit’s facilities in the Northeastern Complex are supplied with other required basic utilities, including steam, purified and demineralized water, compressed air and nitrogen, by our Basic Petrochemicals Unit. Most basic utilities are supplied to our Alagoas PVC plant by our subsidiary, Companhia Alagoas Industrial. Our chlorine and caustic soda plants in Alagoas and our PVC plant in São Paulo supply their own utilities requirements.

Technology of Our Vinyls Unit

We have entered into several non-exclusive agreements with a number of leading petrochemical companies to use technology for our Vinyls Unit. We have been granted the right to use vinylchloride monomer manufacturing technology from Oxyvinyls Company and PVC technology from Mitsubishi. We also have chlorine manufacturing technology agreements with Denora (used in Bahia), Eltech (used in Alagoas) and EVC (used to produce ethylene dichloride in Alagoas). In addition, we own 25 patents and six trademarks in Brazil related to our PVC business.

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

Pilot Plant and Research Center

Our Vinyls Unit maintains a pilot plant for PVC research and development in the State of Bahia and a research center in the State of São Paulo. This center currently employs 11 engineers and nine technicians specialized in plastics. At this center and in our pilot plant, we produce new PVC resins, develop and improve PVC production technology, render support services to our customers, train our customers’ personnel and develop new applications for PVC in Brazil, including vertical blinds, coatings for industrial PVC pipes and resins used in automotive parts and in the manufacture of doors, windows and other building components. In 2004, our research and development center developed Plastwood and new PVC applications for the Brazilian construction sector.

Sales and Marketing of Our Vinyls Unit

Net sales to our ten largest Vinyls Unit customers accounted for approximately 47.2% of our Vinyls Unit’s total net sales revenue during 2005. One customer accounted for approximately 10.7% of our Vinyls Unit’s total sales revenue during 2005 and 14.6% of our Vinyls Unit’s total sales revenue during 2004. No customer accounted for more than 12% of the total net sales revenue of our Vinyls Unit during 2003. One customer accounted for 95.4% of our total external EDC sales in 2005, 69.2% in 2004 and 73.0% in 2003, and our largest caustic soda customer accounted for 14.9% of total caustic soda sales in 2005, 11.6% in 2004 and 13.4% in 2003.

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

Domestic Sales

In 2005, our Vinyls Unit had domestic net sales revenue of R$1,573.2 million, which accounted for 87.7% of our Vinyls Unit net sales revenue. In 2005, 66.2% of domestic net sales revenue was attributable to sales of PVC, 28.6% was attributable to sales of caustic soda and 5.3% was attributable to sales of other products.

We make most of our domestic sales of PVC and caustic soda directly to customers without the use of third party distributors. However, our Vinyls Unit maintains contractual relationships with three distribution centers located in Paulínia and Barueri, both in the State of São Paulo, and Joinville in the State of Santa Catarina that provide logistical support. In addition, we operate three warehouse facilities for PVC and six terminal tank facilities for caustic soda strategically located along the Brazilian coast to enable us to deliver our products to our customers on a “just-in-time” basis. Our Vinyls Unit develops its business through close collaboration with its customers, working together to improve existing products as well as to develop new applications for PVC. Our marketing and technical assistance groups also advise customers and potential customers that are considering the installation of manufacturing equipment for PVC end products.

Export Sales

In 2005, our Vinyls Unit had export net sales revenue of R$220.9 million, which accounted for 12.3% of our Vinyls Unit’s total net sales revenue. Our export sales of PVC and EDC vary from year to year, influenced principally by domestic market demand and product availability.

The following table sets forth export sales and export volumes of our Vinyls Unit for the years indicated.

	Year ended December 31,
	2005	2004	2003
Net export sales revenue (in millions of reais)	220.9	256.2	203.7
As % of total net sales revenue of Vinyls Unit	12.3	13.8	14.8
Export volumes (thousands of tons)	194.3	191.0	215.6
As % of total production of Vinyls Unit	16.8	16.4	19.4

We have an ongoing obligation, which terminates during the first half of 2006, to export PVC and EDC under a supply agreement with Sojitz, which exports accounted for 47.1% of our total export sales PVC and EDC during 2005. Under this supply agreement, we have agreed to supply, and Sojitz has agreed to purchase, minimum annual volumes of 6,000 tons of PVC during this agreement’s term, and minimum annual volumes of EDC, which decline over time from 100,000 to 80,000 tons. The export receivables generated under this supply agreement are collateral for an export prepayment facility that we have entered into. Any PVC, EDC or caustic soda that is made available by our Vinyls Unit for export is sold in the spot market at the best available prices.

We use a variety of methods to distribute our exports, depending generally on the total size of the export market, including direct sales, independent distributors, negotiations conducted through trading companies and sales on the spot market.

We exported 14.3% of our PVC sales volume in 2005. Our export sales of PVC are focused primarily on the South American, Southeast Asian and United States markets and to a lesser extent on Europe.

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

Competition

PVC

We and Solvay are the only two producers of PVC in Brazil. Solvay’s total Brazilian installed annual production capacity is 270,000 tons, compared to our annual production capacity of 516,000 tons. In December 2005, we expanded our annual PVC production capacity by 50,000 tons, and Solvay expanded its annual PVC production capacity by 30,000 tons. Solvay’s two production facilities are located in São Paulo and, therefore, are closer than our facilities to the primary PVC market in Brazil. However, we believe that our vertical production capabilities, our modern PVC suspension plants, our strong relationship with our customers and our technical assistance programs enable us to compete effectively with Solvay.

We also compete with importers of PVC. Imports accounted for approximately 17.3% of Brazil’s total PVC consumption in 2005. Domestically produced PVC is currently competitively priced with imported PVC after taking into account transportation costs and import duties. Solvay, which has an additional plant in Argentina, is also our principal competitor in the PVC market both in Brazil and elsewhere in South America.

In addition, we compete with other producers of thermoplastics that manufacture the same line of vinyls products or products that are substitutes for our vinyls product line. Thermoplastics principally consist of polyethylene and polypropylene and are used in certain applications as substitutes for PVC. Wood, glass and metals also are used in some cases as substitutes for PVC.

Other Products

The four largest Brazilian producers of caustic soda account for approximately 72.7% of Brazilian production. Our company and Dow Chemical operate in this market throughout Brazil, while the other domestic producers of caustic soda generally operate on a local or regional basis. Imports accounted for approximately 27.4% of Brazil’s total caustic soda consumption in 2005. We do not believe that imports of caustic soda will increase substantially because of the high cost of transporting caustic soda, which is usually sold in suspension form. In the caustic soda market, we compete mainly on the basis of price and timeliness of delivery.

Our principal competitors in the caustic soda market elsewhere in South America are Dow Chemical, Solvay and producers located on the U.S. Gulf Coast.

Business Development Unit

Our Business Development Unit accounted for R$569.0 million, or 4.2%, of the net sales revenue of all segments in 2005. Our Business Development Unit produces PET resin, dimethyl terephthalate, or DMT, caprolactam, cyclohexane, cyclohexanone and ammonium sulfate. In 2005, 37.1% of our Business Development Unit’s net sales revenue was derived from the sale of PET products and 48.2% was derived from the sale of caprolactam.

In 2005, we estimate that we had an approximate 12% share of the Brazilian PET market, based on sales volumes.

Products of Our Business Development Unit

The following table sets forth a breakdown of the sales volume and net sales revenue of our Business Development Unit by product and by market for the years indicated.

	Year ended December 31,
	2005				2004				2003
	Quantities sold	Net sales revenue			Quantities sold	Net sales revenue			Quantities Sold	Net sales revenue
	(thousands of tons)	(millions of reais)		(%)	(thousands of tons)	(millions of reais)		(%)	(thousands of tons)	(millions of reais)		(%)
Domestic Sales:
PET	56.6	R$	200.7	35.3%	66.2	R$	238.5	38.4%	55.1	R$	168.3	37.0%
Caprolactam	33.0		197.2	34.7	42.9		229.9	37.0	42.5		180.1	39.6
Ammonium sulfate	94.2		33.5	5.9	92.4		41.4	6.7	96.9		29.7	6.5
Others	16.7		49.8	8.7	15.6		54.2	8.7	15.0		42.9	9.4

Total domestic sales	200.5		481.2	84.6	217.1		564.0	90.8	209.5	R$	421.0	92.5
Total exports	19.1		87.8	15.4	14.3		56.8	9.2	9.1		34.3	7.5

Total net sales	219.6	R$	569.0	100%	231.4	R$	620.8	100%	218.6	R$	455.3	100%

% of total net sales revenue of all segments				4.2%				5.0%				4.6%

PET is one of the most widely used polymers in industry today and is used in manufacturing packaging for soft drinks, medications, cleaning products, mineral water and food products. Caprolactam is a raw material that forms the basis for the production of Nylon-6 textile thread, engineering resins and film, and is a structural material in the motor and electronics industries. We also produce DMT for use in PET production, ammonium sulfate for use as a fertilizer, and cyclohexane and cyclohexanone, both for use in paint solvents, pesticides, natural resins, oils and rubber.

Production Facilities of Our Business Development Unit

Our Business Development Unit operates two plants at the Northeastern Complex. At December 31, 2005, our Business Development Unit plants had a total annual production capacity of 78,000 tons of PET and 62,000 tons of caprolactam.

The table below sets forth the location, primary products, annual production capacity at December 31, 2005, and annual production for the years presented for each of our Business Development Unit plants.

	Primary products	Annual production capacity	Production year ended December 31,
Location (Complex)			2005	2004	2003
		(in tons)	(in tons)
Camaçari (Northeastern)	PET	78,000	66,233	72,194	56,288
	DMT	80,000	70,954	76,985	63,369
Camaçari (Northeastern)	Caprolactam	62,000	49,981	50,483	48,850
	Cyclohexane	72,000	65,057	66,292	63,712
	Cyclehexanone	55,000	46,590	48,282	47,813
	Ammonium sulfate	114,000	94,855	92,617	97,157

Raw Materials of Our Business Development Unit

The most significant direct cost associated with the production of caprolactam is the cost of benzene, which accounted for approximately 47.2% of our Business Development Unit’s variable caprolactam production costs in 2005. All of the benzene that we use in producing caprolactam is supplied by our Basic Petrochemicals Unit.

The most significant direct cost associated with our production of PET is the cost of para-xylene, which accounted for approximately 47.1% of our Business Development Unit’s variable PET production costs in 2005. All of the para-xylene that we use in producing PET is supplied by our Basic Petrochemicals Unit.

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

Sales and Marketing of Our Business Development Unit

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

Our Business Development Unit sells its products to a highly concentrated customer base. Four customers accounted for approximately 71.3% of our total PET sales during the year ended December 31, 2005. Our Business Development Unit’s caprolactam customer base is even more concentrated, as one customer accounted for approximately 67% of our total caprolactam sales during the year ended December 31, 2005.

Competition

Monomeros Colombo Venezolanos S.A., or Monomeros, is the only manufacturer, other than our company, of caprolactam in South America, with an annual production capacity of 30,000 tons. Monomeros supplied approximately 3,614 tons of caprolactam in 2005, or approximately 9.7% of the caprolactam sold in Brazil.

The textile industry consumed the most caprolactam in Brazil during 2005 (approximately 22,200 tons), and the engineering plastics and plastic films segments of the petrochemical industry consumed an aggregate amount of approximately 10,500 tons of caprolactam in 2005.

There are two other producers of PET in Brazil: Rhodia-ster S.A., or Rhodia-ster (a subsidiary of Mossi & Ghisolfi Group); and Vicunha Têxtil S.A., or Vicunha Têxtil. In 2005, Rhodia-ster and Vicunha Têxtil had annual production capacities of 290,000 tons and 24,000 tons, respectively, as compared to our annual production capacity of 70,000 tons. In addition, M&G Finanziaria Industriale S.p.A. has commenced construction of a PET plant in Ipojuca, Pernambuco, with an annual production capacity of 450,000 tons of PET, which is expected to commence operations in late 2006. We also compete with importers of PET. Imports accounted for approximately 35.8% of Brazil’s total PET consumption in 2005. Although international producers of PET have greater economies of scale than our company, we are able to compete with these producers due to the high transportation costs and import duties applicable to PET imports. Our PET production is aimed principally at the bottled water segment of the PET market, and we believe that our quality products will continue to remain competitive in the Brazilian PET market.

Jointly Controlled Companies and Joint Venture

Copesul

At December 31, 2005, we owned, directly and indirectly, 29.5% of the voting and total share capital of Copesul, the cracker based in the Southern Complex. Copesul, which is a corporation (sociedade anônima) organized under the laws of Brazil, is the second largest petrochemical cracker in Brazil based on production capacity, with approximately 33.0% of Brazilian production capacity of ethylene.

Copesul was formed in 1976 with Petroquisa as its majority shareholder and commenced operations in 1982. In May 1992, as part of the Brazilian government’s efforts to privatize the Brazilian petrochemical industry, Petroquisa auctioned a portion of its interest in Copesul to private investors. At December 31, 2005, a consortium, including the Odebrecht Group and Ipiranga and its affiliates, owned 58.9% of the total share capital of Copesul. Petroquisa continued to own 15.6% of the total share capital of Copesul.

Copesul’s net sales revenue on a consolidated basis was R$5,552.6 million in 2005, R$5,374.1 million in 2004 and R$4,177.9 million in 2003, as adjusted to conform to our accounting policies. Copesul’s net income on a consolidated basis was R$566.0 million in 2005, R$558.4 million in 2004 and R$149.9 in 2003, as adjusted for the effects of unrealized tax incentives to conform to our accounting policies. We account for our interest in Copesul in our Brazilian GAAP financial statements using the proportional consolidation method.

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

Copesul’s annual ethylene production capacity is 1,135,000 tons and its annual propylene production capacity is 581,000 tons. In 2005, Copesul produced approximately 1,078,000 tons of ethylene and approximately 581,000 tons of propylene. Actual production of Copesul’s plants, like the plants in our Basic Petrochemicals Unit, may exceed their stated annual production capacity.

Copesul’s main customers are the second generation petrochemical producers located in the Southern Complex, including our company. Copesul has long-term supply contracts with its major customers, including our Polyolefins Unit.

We have entered into a shareholders agreement with Ipiranga relating to our shares of Copesul. Ipiranga owns 29.5% of the voting and total share capital of Copesul. Under the Copesul shareholders agreement, we and Ipiranga jointly control Copesul. We have agreed to consult with Ipiranga prior to any meeting of Copesul’s board of directors or shareholders and to vote our shares together with Ipiranga on specified matters, including policies relating to the allocation of excess amounts of raw materials, policies relating to the distribution of profits, the election of members to Copesul’s board of directors, amendments to Copesul’s by-laws, approval of indebtedness of Copesul in excess of certain limits, sales of assets in excess of specified limits, investments in excess of certain limits, and the merger of Copesul with another company. We have also agreed that neither we nor Ipiranga will vote to approve any of the above matters unless we and Ipiranga vote 75% of the shares collectively held by us in favor of that action at a meeting between Ipiranga and our company or, if no quorum is obtained at such a meeting, of 75% of the shares present at a second meeting called for this purpose.

The Copesul shareholders agreement also provides a right of first refusal for transfers or sales of the voting share capital of Copesul to third parties, except for transfers and sales of Copesul voting share capital to companies directly or indirectly controlled by the selling shareholder.

Third-party purchasers of common shares of Copesul from our company or Ipiranga also must agree to comply with the Copesul shareholders agreement. The shareholders agreement also includes provisions designed to ensure that each of our company and Ipiranga will continue to own the same proportion of shares of Copesul if either of us so elects.

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

Politeno

At December 31, 2005, we owned 34.0% of Politeno’s total share capital, including 35.0% of its voting share capital. Politeno, which is a corporation (sociedade anônima) organized under the laws of Brazil, is a second generation petrochemical producer operating in the Northeastern Complex.

On April 6, 2006, we purchased all of the common and preferred shares of Politeno that were owned by SPQ, a subsidiary of Suzano, Sumitomo and Itochu. As a result of the Politeno acquisition, we now own 100% of the voting share capital and 96.2% of the total share capital of Politeno.

Politeno’s net sales revenue was R$1,169.9 million in 2005, R$1,119.4 million in 2004 and R$943.9 million in 2003, as adjusted to conform to our accounting policies. Politeno’s net income was R$63.4 million in 2005,

R$96.5 million in 2004 and R$67.2 million in 2003, as adjusted for the effects of revaluation of property, plant and equipment to conform to our accounting policies. We account for our interest in Politeno in our Brazilian GAAP financial statements using the proportional consolidation method. We will fully consolidate Politeno’s results in our consolidated financial statements at dates and for periods following the Politeno acquisition.

Politeno produces polyethylene grades which are widely used in the flexible and rigid packaging industries. Politeno produces LDPE, medium density polyethylene, HDPE, LLDPE, linear medium density polyethylene, ethyl vinyl acetate copolymer and other special resins.

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

Petroflex

At December 31, 2005, we owned 20.1% of the total and voting share capital of Petroflex. Petroflex, which is a corporation (sociedade anônima) organized under the laws of Brazil, is the leading producer of synthetic rubber in Latin America and produces approximately 360,000 tons of more than 70 types of elastomers per year.

Petroflex was formed in 1976 with Petroquisa as its majority shareholder. In 1992, as part of the Brazilian government’s efforts to privatize the Brazilian petrochemical industry, Petroquisa auctioned a portion of its equity interest in Petroflex to private investors. At December 31, 2005, we and Suzano Química Ltda., an affiliate of Suzano, each owned 20.1% of the voting and total share capital of Petroflex and Unipar—União de Indústrias Petroquímicas S.A. owned 10.1% of Petroflex’s voting share capital.

Petroflex’s net sales revenue was R$1,373.2 million in 2005, R$1,306.0 million in 2004 and R$1,091.8 million in 2003, as adjusted to conform to our accounting policies. Petroflex’s net income was R$88.3 million in 2005, R$98.6 million in 2004 and R$60.5 million in 2003, as adjusted for the effects of revaluation of property, plant and equipment to conform to our accounting policies. We account for our interest in Petroflex in our Brazilian GAAP financial statements using the proportional consolidation method.

Petroflex operates three plants in Brazil located in Duque de Caxias, Rio de Janeiro; Cabo, Pernambuco; and Triunfo, Rio Grande do Sul. Petroflex sells its products to customers in approximately 70 countries. The main customers of Petroflex are manufacturers of tires, shoes, adhesives and sealants.

The major raw materials used in Petroflex’s production process are butadiene and styrene. Petroflex purchases butadiene from us from which it produces styrene-butadiene, polybutadiene, liquid hidroxylated polybutadiene and other elastomers. Due to high naphtha prices in 2005, the price of butadiene increased by 18% in the Brazilian market and the price of styrene increased by 3%. However, the recovery of synthetic rubber prices in reais, due to increases in international market prices, allowed Petroflex to pass on most of these increased costs to its customers.

We have entered into a shareholders agreement with Suzano and Unipar—União de Indústrias Petroquímicas, Unipar, with respect to our shares of Petroflex. Suzano owns 20.1% of Petroflex’s total and voting share capital; and Unipar owns 10.1% of Petroflex’s total and voting share capital. Such proportion is required to be maintained even if any of the controlling shareholders acquires new shares issued by Petroflex. The Petroflex shareholders agreement contains provisions governing voting, transfer and preemptive rights. We have the right to elect two of the nine members of Petroflex’s board of directors.

We have agreed in the Petroflex shareholders agreement to reach unanimous decisions with the other parties with respect to certain actions to be taken by Petroflex’s board of directors or shareholders, including: changes to Petroflex’s by-laws, subject to certain exceptions; Petroflex’s dissolution or liquidation; the merger of Petroflex with or into another company; transactions involving the repurchase, amortization and redemption of Petroflex’s shares.

The Petroflex shareholders agreement also provides a right of first refusal for transfers or sales of the controlling shares of Petroflex to third parties, except for transfers and sales of Petroflex share capital to companies affiliated to the selling shareholder. Third-party purchasers of the controlling shares of Petroflex also must agree to enter into and comply with the Petroflex shareholders agreement.

Paulinia

At December 31, 2005, we owned 60.0% of Paulínia’s total and voting share capital. Paulínia, which is a corporation (sociedade anônima) organized under the laws of Brazil, was incorporated on September 16, 2005 and is a joint venture between our companies for the construction and operation of a polypropylene plant to be located in Paulínia, in the State of São Paulo.

We anticipate that Paulínia’s plant will have an initial annual production capacity of 300,000 tons of polypropylene and expect that this plant will commence operations in late 2007. We contributed the process technology that will be used by this plant under an agreement with a 20-year term. Petrobras will supply Paulínia with polymer-grade propylene, the primary feed stock to be used in Paulínia’s production processes, through its refineries in Paulínia and Henrique Lage under an agreement with an initial 20-year term. The agreement with Petrobras is automatically renewable for consecutive two-year terms following the intial term, unless terminated by one of the parties.

We are a party to a shareholders agreement with Petroquisa with respect to our shares of Paulínia. Petroquisa owns 40.0% of Paulínia’s total and voting share capital. The Paulínia shareholders agreement, which has a 20-year term, provides that:

•	so long as we own at least 60% of Paulínia’s total share capital, we have the right to nominate a majority (three members) of Paulínia’s board of directors (and their respective alternates) and two of its three executive officers;

•	so long as Petroquisa owns at least 40% of Paulínia’s total share capital, Petroquisa has the right to nominate two members of Paulínia’s board of directors (and their respective alternates) and one of its three executive officers;

•	if the interest in the total share capital of Paulínia of our company or Petroquisa’s falls below 40% (but exceeds 20%), we or Petroquisa will have the right to elect one member of Paulínia’s board of directors; and

•	if the interest in the total share capital of Paulínia of our company or Petroquisa’s falls below 10% (if we and Petroquisa are Paulínia’s only shareholders at the time, or below 20% if Paulínia has additional shareholders at the time), we or Petroquisa will no longer have the right to elect members of Paulínia’s board of directors.

We have agreed with Petroquisa to attempt to reach unanimous decisions with respect to certain actions to be taken by Paulínia’s board of directors or shareholders, including (1) transactions involving the purchase, sale, assignment or encumbrance of fixed assets of Paulínia in excess of specified amounts; (2) Paulínia’s incurrence of indebtedness in excess of certain specified levels; (3) investments in other companies in any form; and (4) the merger, spin-off, consolidation or any other type of reorganization involving Paulínia’s jointly controlled companies, affiliates and subsidiaries, as well the dissolution or liquidation or the declaration of bankruptcy by any of these companies. We have also agreed with Petroquisa to attempt to reach decisions by an 80%

supermajority with respect to certain actions to be approved by Paulínia’s shareholders, including (1) the merger, spin-off, consolidation or any other type of reorganization involving Paulínia; (2) Paulínia’s dissolution or liquidation; (3) the declaration of bankruptcy by Paulínia; (4) the issuance of securities by Paulínia; (5) changes to Paulínia’s by-laws; (6) changes to propylene supply agreement between Petrobras and Paulínia, the technology contribution agreement between Paulínia and our company, or other operating agreements entered into between Paulínia and Petrobras or our company; and (7) any capital increase by our company and Petroquisa to complete the construction and implementation of the polyethylene plant, if construction has already commenced but Paulínia lacks sufficient funds to complete construction.

Under the Paulínia shareholders agreement, we and Petroquisa granted to each other a right of first offer and a right of first refusal in respect of sales, transfers or assignment to unrelated third parties of share capital of Paulínia owned directly or indirectly by either of us. In addition, if an impasse occurs in respect of certain actions that require the approval of a super-majority of Paulínia’s shareholders, both Petroquisa and our company may offer to purchase the shares of the other or may offer to sell the shares to the other. If either Petroquisa or our company offers to sell the shares to the other party and the other party rejects the offer, then the offering party may sell the shares to a third party. If both Petroquisa and our company desire to sell our shares in Paulínia, these shares will be jointly sold (including through an auction process) to one or more third parties. In each case, the sales price will be determined based on an appraisal process specified in the shareholders agreement.

Capital Expenditures

Our capital expenditures on property, plant and equipment were R$780.7 million in 2005, R$442.2 million in 2004 and R$223.7 million in 2003. Additionally, our investments in interests in other companies were R$34.0 million in 2005, R$23.6 million in 2004 and R$71.7 million in 2003. Our principal capital expenditures projects during 2003 through 2005 consisted of the following:

•	the adaptation of the maritime pier located at Aratú and the construction of pipelines, storage tanks and other facilities necessary to receive and transport imported naphtha to our basic petrochemicals plants. This project was undertaken between 2001 and 2003 at a total cost of R$83.5 million;

•	the expansion of the annual ethylene production capacity of one of our pyrolysis plants at the Northeastern Complex by 80,000 tons. This project was undertaken in 2003 at a total cost of R$237.1 million;

•	an efficiency enhancement project at one of our polypropylene plants in the Southern Complex that increased our annual polypropylene production capacity by 100,000 tons. This project was undertaken in 2003 and 2004 at a total cost of R$21.0 million;

•	an automation project in our PVC plants in Alagoas and the Northeastern Complex that is expected to increase the reliability of the operation of and modernize these plants, improve the operational performance of these plants, and increase the safety of our production processes at these plants. We invested R$29.6 million in this project in 2003, 2004 and 2005. This project was completed at our Alagoas PVC plant in 2004 and we expect to complete this project at our PVC plant in the Northeastern Complex in the second half of 2006;

•	the first stage of our modernization and improvement project at our Aromatics 1 and 2 units in the Northeastern Complex that increased our annual para-xylene production capacity by 50,000 tons. This project was undertaken in 2004 at a total cost of R$25.1 million;

•	an efficiency enhancement at our Alagoas PVC plant that increased its annual production capacity by 50,000 tons. This project was undertaken in 2004 and 2005 at a total cost of R$111.8 million;

•	an efficiency enhancement project at one of our polyethylene plants in the Northeastern Complex that increased its annual production capacity by 30,000 tons. This project was undertaken in 2004 and 2005 at a total cost of R$9.2 million;

•	an efficiency enhancement project at our other polyethylene plant in the Northeastern Complex that we believe will increase its annual production capacity by 30,000 tons. We invested R$3.1 million in this project in 2004 and 2005 expect to complete this project in the first half of 2006 at a total cost of approximately R$9.9 million; and

•	an efficiency enhancement project at our Aromatics 2 unit in the Northeastern Complex that we believe will increase our annual isoprene production capacity by 18,000 to 26,500 tons. We expect to complete this project by the end of 2006 at a total cost of approximately R$81.9 million.

In 2004, we began implementation of our Braskem+ program. This program identified 210 specific initiatives, each with its own performance goals and implementation schedule. At December 31, 2005, we had made capital expenditures of R$140.7 million related to the implementation of this program and anticipate that this program will require us to make additional capital expenditures of approximately R$232.7 million in 2006 and R$87.9 million in 2007.

In 2005, we commenced our Formula Braskem program to implement a new integrated management system intended to incorporate the best practices in the international petrochemical industry in our management systems and the most recent technological developments available in the marketplace. At December 31, 2005, we had made capital expenditures of R$28.4 million related to the implementation of Formula Braskem and anticipate that Formula Braskem will require us to make additional capital expenditures of approximately R$101.6 million in 2006.

In 2005, we approved the expansion of our raw material stocking unit to increase its capacity by 60,000 cubic meters. We expect that this expansion will allow us realize economies of scale in maritime freight by enabling us to increase the quantities of raw material that we can receive in a single shipment and to achieve gains in operational efficiency by allowing us to optimize the operation of our cracker and process higher quality raw materials. We expect to complete this project in the first half of 2007 at a total cost of approximately R$40 million.

On September 16, 2005, we and Petroquisa incorporated Paulínia as a joint venture company for the construction and operation of a polypropylene plant to be located in Paulínia, in the State of São Paulo, with an initial annual production capacity of 300,000 tons. We own 60% of the total and voting share capital of Paulínia, and Petroquisa owns the remaining total and voting share capital. The initial total budgeted cost of this plant was approximately US$240 million. We expect that 30% of the cost of this plant will be financed through equity contributions by the shareholders of Paulínia, and the remaining 70% will be expected to be financed under the terms of a long-term financing arrangement. Our share of these equity contributions is 60%. This plant is expected to commence operations in late 2007. We can provide no assurances that the actual cost of the construction of this plant will not exceed the budgeted cost. The shareholders of Paulínia will finance 30% of any cost overruns in the form of equity contributions.

On April 6, 2006, we purchased all of the common and preferred shares of Politeno that were owned by SPQ, a subsidiary of Suzano, Sumitomo and Itochu. We paid a portion of the purchase price for these shares in an aggregate amount of the real-equivalent of US$111.3 million (US$60.6 million to SPQ and a total of US$50.7 to Sumitomo and Itochu) on April 6, 2006. The remainder of the purchase price for these shares will be calculated based on an “earn-out” formula that will take into account Politeno’s operating performance, measured by fluctuations in polyethylene and ethylene margins in the Brazilian petrochemical market during the 18 months following the execution date of this agreement. As a result of the Politeno acquisition, we now own 100% of the voting share capital and 96.2% of the total share capital of Politeno.

In December 2005, we entered into an action plan agreement with Pequiven under which our company would form a joint venture with Pequiven for the construction and operation of a polypropylene plant to be located in the El Tablazo Petrochemical Complex in the State of Zulia, Venezuela, with an annual production capacity of approximately 400,000 tons. This agreement sets forth the preliminary understanding of the parties on an action plan for the implementation of the project, including the following:

•	this joint venture would be implemented through a new company;

•	Pequiven would be responsible for obtaining a supply of propylene, the primary feed stock of this plant, for the new company;

•	the estimated total cost of this project to the new company would be approximately US$350 million;

•	the contributions of the parties to the new company may consist of cash, equity in other companies in the petrochemical sector and/or key technology and know-how; and

•	this project would commence operations in 2008.

We are continuing to negotiate with Pequiven regarding the corporate structure of this project and expect that the new joint venture company will be formed by the end of 2006. We can provide no assurances that these negotiations will be successful or that if we reach a final agreement with respect to this joint venture with Pequiven, such agreement will be upon the terms currently anticipated by our management.

Our ability to compete in the Brazilian and foreign markets that we serve depends on our ability to integrate new production processes developed by our company and third parties in order to lower our costs and offer new thermoplastic products. In addition, our relationships with our customers are enhanced by our ability to develop new products and customize existing products to meet their needs. To meet these challenges, we maintain a research and development program that is primarily implemented at the Braskem Center for Innovation and Technology in the Southern Complex. We invested R$47.2 million, R$59.2 million and R$35.5 million in research and development during 2005, 2004 and 2003, respectively.

We currently are budgeting total capital expenditures of approximately R$900 million for 2006. Our principal capital expenditures for 2006 consist of, in addition to the projects referred to in the preceding paragraphs, approximately R$202 million for health, environmental and quality improvement projects, approximately R$202 million for the replacement of depreciated equipment, approximately R$118 million for productivity improvements and approximately R$378 million for plant modernization and information systems.

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

Regular basic petrochemicals plant maintenance requires complete plant shutdowns from time to time, and these shutdowns usually take approximately 30 days to complete. Since commencing operations in July 1978, our largest basic petrochemicals plant (Olefins 1) has undergone seven scheduled major maintenance services as part of our regular maintenance activities. The last general maintenance shutdown of our Olefins 1 unit was carried out in July and August 2001 and lasted for 25 days. This shutdown permitted inspection and maintenance of this unit, which had been operational for almost six years without a shutdown. This shutdown was intended to improve the plant’s efficiency and production capacity. The cost of servicing the unit was approximately R$39.8 million (not including the value of lost production during this shutdown). The next general shutdown of our Olefins 1 unit has been scheduled for July 2007 with an estimated duration of approximately 30 days.

In 2002, we shut down our Olefins 1 unit for 92 days in order to increase its production capacity and to modernize and upgrade its technology. This shutdown reduced our Basic Petrochemical Unit’s ethylene and propylene production in 2002. The cost of these improvements to this Unit was approximately R$142.8 million (not including lost production).

The last general maintenance shutdown of our Aromatics 2 and Olefins 2 units (which form part of the same basic petrochemicals facility) was carried out in January and February 2004 and lasted 36 days. This shutdown permitted inspection and maintenance of this unit, which had been operational for almost six years without a shutdown. This shutdown was intended to improve the plant’s efficiency and production capacity. In addition, we implemented various improvements to ensure the reliability and continuous operation of these units and to minimize the environmental impact of our operations. The cost of servicing this unit was approximately R$89 million (not including the value of lost production during this shutdown). The next general shutdown of our Aromatics 2 and Olefins 2 units has been scheduled for 2010 with an estimated duration of approximately 25 days.

The last general maintenance shutdown of our Aromatics 1 unit was carried out in August 2005 and lasted 30 days. This shutdown permitted inspection and maintenance of this unit, which had been operational for three years without a shutdown, and the implementation of new projects to increase productivity. This shutdown was also intended to improve the efficiency and production capacity of the plants in this unit and resulted in the development of new solvents and substantial growth in our production of aromatics. The cost of servicing this unit was approximately R$21 million (not including the value of lost production during this shutdown or investments in productivity enhancements). The next general shutdown of our Aromatics 1 unit has been scheduled for 2008 with an estimated duration of approximately 30 days.

We have a regular maintenance program for each of our polyolefins plants. Production at each of our polyolefins plants generally is shut down for seven to 20 days every two years to allow for regular inspection and maintenance. In addition, we undertake other brief shutdowns for maintenance purposes that do not materially affect our production of polyolefins. We coordinate the maintenance cycles of our polyolefins plants with those of our basic petrochemicals plants. While our basic petrochemicals facilities must be shut down for up to 30 days for maintenance, our polyolefins facilities may be shut down for shorter periods because these facilities are less complex to operate and maintain than our basic petrochemicals facilities.

We have a regular maintenance program for each of our vinyls plants. Our Camaçari and Alagoas PVC plants are generally shut down for 20 days every two years to allow for regular inspection and maintenance. The last general maintenance shutdown of our PVC plant in Camaçari was carried out in May 2006 and lasted for 14 days. The next general maintenance shutdown of this plant is scheduled for April 2008. The last general maintenance shutdown of our PVC plant in Alagoas was carried out in November 2005 and lasted for seven days. The next general maintenance shutdown of this plant is scheduled for March 2007. Our São Paulo PVC plant generally shuts down for five days of maintenance each year. Our caustic soda and chlorine plant in Alagoas generally shuts down for 15 days of maintenance every two years. The last general maintenance shutdown of this plant was carried out in February 2004 and lasted for 12 days. The next general maintenance shutdown of this plant is scheduled for May 2006. Our caustic soda and chlorine plant in Camaçari does not require prolonged maintenance shutdowns and is shut down for two or three days each year.

Regular maintenance of our Business Development Unit plants usually requires plant shutdowns every two years that take approximately 20 days to complete. The last general maintenance shutdown of our caprolactam plant was carried out in October 2005 and lasted 28 days. The cost of this maintenance shutdown was approximately R$13 million (not including lost production value). Prior to this general maintenance shutdown, the last general maintenance shutdown of our caprolactam plant was in March 2003, during which we changed certain production equipment, which (together with other measures that we have adopted) will extend the periods between general maintenance shut downs of this plant from two to three years. The last general maintenance shutdown of our Business Development Unit’s DMT and polyethylene teraphthalate, or PET, plants was carried out in April 2005 and lasted for 27 days. The cost of this shutdown was R$10.0 million (not including lost production value). Prior to this general maintenance shutdown, the last general maintenance shutdown of our DMT and PET plants was in June 2003, during which we successfully upgraded the PET plant’s reactor, resulting in resin quality improvements as well as increasing the plant’s annual production capacity from 60,000 tons to 70,000 tons. We also implemented operational improvements in our PET plant in 2004, which further increased the plant’s annual production capacity from 70,000 tons to 78,000 tons. The next general maintenance shutdown of our PET and DMT plants is scheduled for April 2007.

Beginning January 1, 2006, in accordance with IBRACON Technical Interpretation 01/2006, we recorded all programmed maintenance shutdown expenses in property, plant and equipment, as “Machinery, equipment and facilities”. Such expenses occur at scheduled intervals from one to six years and are depreciated to production cost until the beginning of the next maintenance shutdown. In addition, the retrospective effects of depreciation with the adoption of this interpretation will be recognized in shareholders’ equity. Accordingly, for periods ending after January 1, 2006, we will reclassify the amount of R$356.1 million from deferred charges to property, plant and equipment, and recognize the amount of R$164.9 million in shareholders’ equity.

Environmental Regulation

We are subject to Brazilian federal, state and local laws and regulations governing the discharge of effluents and emissions into the environment and the handling and disposal of industrial waste and otherwise relating to the protection of the environment.

Under federal and state environmental laws and regulations, we are required to obtain operating permits for our manufacturing facilities. State authorities in the State of Bahia issued operating permits for our plants in the Northeastern Complex in 2000, which were renewed in 2005 for a six-year term. Our environmental operating permit obligates us to engage in systematic measures for the treatment of wastewater and hazardous solid waste. State authorities in the State of Rio Grande do Sul, where our Southern Complex plants are located, regulate our operations by prescribing specific environmental standards in our operating permits, which must be renewed every four years. State authorities in the States of Alagoas and São Paulo have issued permits for our plants in those respective complexes, which also must be renewed every four years. If any of our environmental licenses and permits lapse or are not renewed or if we fail to obtain any required environmental licenses and permits, we may be subject to fines ranging from R$50.0 to R$50.0 million, and the Brazilian government may partially or totally suspend our activities and impose civil and criminal sanctions on our company or both. All our environmental licenses and permits are in full force and effect.

All projects for the installation and operation of industrial facilities in the Northeastern Complex are subject to approval by the Council for Environmental Protection of the State of Bahia or by the Environmental Resources Center, the State’s Environmental Protection Council’s technical office, depending on the complexity of the facility. The State’s Research and Development Center and other outside consultants act as technical advisors to the Environmental Resources Center. The State’s Environmental Protection Council must approve installed projects prior to their commencement of operations and must renew such approval every five years thereafter.

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

Cetrel treats wastewater generated by our company and the other petrochemical producers at the Northeastern Complex at a liquid effluents treatment station located in the Northeastern Complex. This treatment station also includes a system for the collection and disposal of contaminated wastewater. Cetrel also stores and incinerates, treats and disposes of hazardous solid waste. For other kinds of solid waste, Cetrel maintains a landfill. In 1998, Cetrel installed a hazardous solid waste incinerator with an annual incineration capacity of 4,400 tons. Another Brazilian company co-processes hazardous solid waste in a cement kiln located in the city of Pedro Leopoldo, State of Minas Gerais.

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

We believe our operations are in compliance in all material respects with applicable environmental laws and regulations currently in effect. Some environmental studies that we have commissioned have indicated instances of environmental contamination at certain of our plants. In addition, we and certain of our subsidiaries and executive officers of our company and of our subsidiaries have received notices from time to time of minor environmental violations and are or have been subject to investigations or legal proceedings with respect to certain alleged environmental violations. These environmental issues, and any future environmental issues that may arise, could subject us to fines or other civil or criminal penalties imposed by Brazilian authorities. We are addressing all environmental issues of which we are aware, and we believe that none of these issues will have a material adverse effect on our business, financial condition or operations.

Our consolidated annual expenditures on environmental control were R$71.7 million during 2005, R$58.1 million during 2004 and R$51.7 million during 2003. To dispose of our industrial wastewater and solid hazardous waste, we contract our jointly controlled company Cetrel at the Northeastern Complex, our subsidiary Companhia Alagoas Industrial—Cinal at Alagoas, Companhia Riograndense de Saneamento, a state-owned environmental company at the Southern Complex and other third parties. These companies treat our industrial waste immediately after this waste is generated and dispose of our solid waste. Our consolidated environmental expenses relate to our continuous control and monitoring policies, and we do not have any material future environmental liabilities related to our ongoing operations. Accordingly, we have not established a provision for environmental contingencies. However, our environmental compliance costs are likely to increase as a result of the projected increase in our production capacity and projected increases in unit costs for treatment and disposal of industrial waste as well as the cost of compliance with future environmental regulations.

Our environmental compliance in 2005 included the following results:

•	no significant environmental accidents in 2005; and

•	no fines were levied on any of our plants by state environmental authorities during 2005.

In September 2002, we created a Health, Safety and Environment Committee, composed of leaders of each of our business units and other members of our management. This committee supports and monitors our environmental, health and safety efforts. In February 2003, our board of directors approved a comprehensive health, safety and environment policy, as we recognize that sustainable development and ethical practices are essential to our continued growth and performance. As part of this policy, we are committed to:

•	expanding our relationship with the communities in which we operate;

•	continually improving the health, safety and environmental aspects of our processes, products and services by promoting innovation and complying with evolving health, safety and environmental standards;

•	implementing preventive measures to promote (1) the health and quality of life of people in the communities in which we operate, and (2) the safety of our workers, third parties and others involved or affected by our processes; and

•	the efficient use of natural resources.

Safety and Quality Control

Safety

We have adopted a policy that makes all of our officers, directors and employees responsible for the safety of our workers and for preserving the environment.

We participate in the “Responsible Care” program, which establishes international standards for environmental, occupational health and safety practices for chemical manufacturers. Through our participation in this program, we adopted policies and procedures that require us to follow detailed instructions in matters of health, safety and the environment. We seek to maintain these environmental standards and have qualified each of our plants for NBR-ISO 9001 and 14001 certification, which includes internationally prescribed environmental management practices. We are currently implementing health, safety and environmental standards based on OHSAS 18001 and standards issued by the U.S. Occupational Safety and Health Administration.

Our safety record ranks above the average of companies in the Brazilian chemical industry. The following table illustrates our progress in terms of our safety record and compares our safety record to the average for the Brazilian chemical industry:

	Year ended December 31,
	2005	2004	2003	2003(1)
	Braskem			Brazilian chemical industry average
Safety Indicator
Index of Accident Frequency (accidents/200,000 man-hours)	0.2	0.4	0.6	3
Index of Severity (lost and deducted days/200,000 man-hours)	4.0	11.0	5.0	40

(1)	Brazilian petrochemical industry average of the members of Brazilian Association of Chemical Industry and Derivative Products for 2004, as reported by the Brazilian Association of Chemical Industry and Derivative Products.

Our safety record in 2005 included the following results:

•	a 50% reduction in our rate of personal accidents of all types, compared to 2004;

•	nine of our 13 units had no accidents causing injuries requiring a worker to be absent from work during 2005; and

•	our total cost resulting from accidents was approximately 30% lower than in 2004.

Each of our industrial plants are equipped with a comprehensive firefighting safety system. At the Northeastern Complex, water is available from a 200,000 cubic meter artificial lake, connected to the industrial plants by a pumping station and a distribution network and built according to international safety standards. We and the other companies in the Northeastern Complex maintain emergency equipment and trained safety crews. The safety plan for the Northeastern Complex provides for firefighting brigades of all companies in the complex to jointly assist in the event of any major accidents. The Northeastern Complex has safety standards for construction density and the design of pipelines and highways. Similar systems are employed at the Southern Complex, our plant in the State of Alagoas and our plant in the State of São Paulo (except with respect to safety standards for construction density and design of pipelines and highways, as we do not have such facilities in São Paulo).

Quality Control

Our quality control management uses ISO 9001/00, an internationally recognized quality control standard, and ISO 14001, an internationally recognized environmental control standard, as its base. We have instituted systematic improvement processes in our operational areas, focusing on integrating production, maintenance, inventory management, customer satisfaction and profitability.

ISO Certifications

We have obtained ISO 9001 certifications for all of our products. We have also obtained ISO 14001 certifications for all of our industrial plants. These certifications take into account both the quality of our products and the quality of our operating procedures.

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

Type of Product	Location of Facilities	Size of Plant
		(in hectares (1))
Basic petrochemicals	Camaçari	94.0
Polyethylene	Triunfo	5.8
Polypropylene	Triunfo	6.7
Polyethylene	Camaçari	8.4
PVC/caustic soda/chlorine	Camaçari	26.2
Caustic soda/EDC/chlorine	Maceió	10.9
PVC	Marechal Deodoro	6.0
PVC	Vila Prudente/Capuava	2.1
PET	Camaçari	3.8
Caprolactam	Camaçari	4.8

(1)	One hectare equals 10,000 square meters.

The descriptions of each of our business units above contain detailed charts showing the location, primary products, annual production capacity and historical annual production for each of our company’s production facilities.

We believe that all of our production facilities are in good operating condition. At December 31, 2005, the consolidated net book value of our property, plant and equipment was R$5,964.2 million. Without giving effect to the proportional consolidation of our jointly controlled companies, the net book value of our property, plant and equipment was R$5,359.6 million.

Certain of our properties located in the Northeastern Complex (including our DMT and PET plants and all of the equipment located in these plants) and two of our polyolefins plants in the Southern Complex are mortgaged or pledged to secure certain of our financial transactions.

Insurance

We carry insurance for our plants against material damage and consequent business interruption through “all risks” policies with a total replacement value of US$4.7 billion. Our insurance coverage is underwritten in the Brazilian insurance market by large Brazilian insurance companies. Approximately 89% of our insurance coverage is reinsured in the international insurance market. Our existing “all risks” policies are in force until November 30, 2006 and are renewed annually.

The material damage insurance provides insurance coverage for losses due to accidents resulting from fire, explosion and machinery breakdown, among others. This coverage has a maximum indemnification limit of US$1.9 billion per event (combined material damage and business interruption coverage) and has deductibles of up to US$5 million depending on the plant. The business interruption coverage provides insurance for losses resulting from interruptions due to any material damage covered by the policy. This coverage is calculated to insure against losses up to US$832 million due to shutdowns extending beyond 60 days. The losses are covered until the plant and production are fully re-established, with maximum indemnity periods ranging from 12 to 24 months.

We also have a third-party liability policy, which covers losses for damages caused to third parties from our operations, including sudden environmental pollution, up to a limit of US$60 million per loss or occurrence.

In addition to these policies, we maintain other insurance policies for specific risks, including directors and officers liability coverage, marine and transportation insurance, automotive insurance and other kinds of coverages that are not covered by our “all risks” policies.

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

We completed the Politeno acquisition on April 6, 2006, subject to the final approval of the Brazilian antitrust authorities as permitted by Brazilian law. We submitted the terms and conditions of the Politeno acquisition to the Brazilian antitrust authorities on April 27, 2006. The antitrust authorities will determine whether this transaction adversely impacts competitive conditions or negatively affects consumers in the markets in which we compete. The Brazilian antitrust authorities would have the authority to impose conditions or performance commitments on our company in connection with this transaction.

A favorable non-binding opinion recommending the unconditional approval of the Politeno acquisition, was issued by the SEAE in May 2006. The SDE and CADE are still reviewing these transactions and may disagree with the opinion of the SEAE and may impose conditions on our company.

ITEM 5. OPERATING AND FINANCIAL REVIEW AND PROSPECTS

The following discussion of our financial condition and results of operations should be read in conjunction with our audited consolidated financial statements at December 31, 2005 and 2004 and for the three years ended December 31, 2005 included in this annual report, as well as with the information presented under “Introduction” and “Item 3. Key Information—Selected Financial Information.”

The following discussion contains forward-looking statements that involve risks and uncertainties. Our actual results may differ materially from those discussed in the forward-looking statements as a result of various factors, including those set forth in “Cautionary Statement with Respect to Forward-Looking Statements” and “Item 3. Key Information—Risk Factors.”

The discussion and analysis of our financial condition and results of operations has been organized to present the following:

•	a brief overview of our company and the principal factors that influence our results of operations, financial condition and liquidity;

•	a review of our financial presentation and accounting policies, including our critical accounting policies;

•	a discussion of the principal factors that influence our results of operations;

•	a discussion of our results of operations for the years ended December 31, 2005, 2004 and 2003;

•	a discussion of developments since the end of 2005 that may materially affect our results of operations, financial condition and liquidity;

•	a discussion of our liquidity and capital resources, including our working capital at December 31, 2005, our cash flows for the years ended December 31, 2005, 2004 and 2003, and our material short-term and long-term indebtedness at December 31, 2005;

•	a discussion of our off-balance sheet arrangements;

•	a discussion of our capital expenditures and our contractual commitments; and

•	a qualitative and quantitative discussion of market risks that we face.

Overview

We are the leading petrochemical company in Latin America, based on average annual production capacity in 2005. We are also one of the three largest Brazilian-owned private sector industrial companies, based on net sales revenue in 2004 (the most recent year for which comparative information is currently available). We recorded net income of R$625.8 million in 2005 on net sales revenue of R$13,075.1 million. We produce a diversified portfolio of petrochemical products in our 14 plants in Brazil and have a strategic focus on polyethylene, polypropylene and PVC. We were the first Brazilian company with integrated first and second generation petrochemical production facilities.

Our results of operations have been influenced and will continue to be influenced by a variety of factors, including:

•	the growth rate of Brazilian GDP, which affects the demand for our products and, consequently, our domestic sales volume;

•	the international market price of naphtha, our principal raw material, which significantly affects the cost of producing our products;

•	the expansion of global production capacity for the products that we sell and the growth rate of the global economy;

•	the exchange rate of the Brazilian real against the U.S. dollar;

•	the level of our outstanding indebtedness and the interest rates we pay on this indebtedness, which affects our net financial expenses;

•	the results of operations of those companies in which we have or had minority equity interests, such as Copesul, Politeno and Petroflex, a portion of which are consolidated into our results of operations as required by Brazilian GAAP;

•	the tax policies adopted by, and resulting tax obligations to, the Brazilian government and the governments of the Brazilian states in which we operate; and

•	our implementation of our corporate competitiveness programs, named Braskem+ and Formula Braskem, which we anticipate will result in meaningful operational improvements and the realization of annual recurring cost reductions over the next few years.

Our financial condition and liquidity is influenced by a variety of factors, including:

•	our ability to generate cash flows from our operations;

•	prevailing Brazilian and international interest rates and movements in exchange rates, which affect our debt service requirements;

•	our ability to continue to be able to borrow funds from Brazilian and international financial institutions and to sell our debt securities in the Brazilian and international securities markets, which is influenced by a number of factors discussed below; and

•	our capital expenditure requirements, which consist primarily of maintenance of our operating facilities, expansion of our production capacity and research and development activities.

Financial Presentation and Accounting Policies

Presentation of Financial Statements

We have prepared our consolidated financial statements at December 31, 2005 and 2004 and for the three years ended December 31, 2005 in accordance with Brazilian GAAP, which differs in certain respects from U.S. GAAP. See note 31 to our audited consolidated financial statements included elsewhere in this annual report.

Our consolidated financial statements have been prepared in accordance with Brazilian Securities Commission Instruction No. 247/96, as amended by Brazilian Securities Commission Instruction Nos. 269/97, 285/98 and 319/99, which we refer to collectively as Instruction 247. Instruction 247 requires our company to proportionally consolidate jointly controlled companies that are not our subsidiaries, principally Copesul, Petroflex and, prior to April 6, 2006, Politeno.

Reclassifications

Our consolidated financial statements included in this annual report reflect reclassifications in 2004 and 2003 of some items to provide for a better comparison among 2005, 2004 and 2003. For more information about these reclassifications, see “Introduction—Financial Statements.”

Business Segments and Presentation of Segment Financial Data

We have implemented an organizational structure that we believe reflects our business activities and corresponds to our principal products and production processes. We report our results by four market segments to reflect this organizational structure:

•	Basic petrochemicals—This segment includes our production and sale of basic petrochemicals and our supply of utilities to second generation producers, including some producers owned or controlled by our company;

•	Polyolefins—This segment includes our production and sale of polyethylene and polypropylene;

•	Vinyls—This segment includes our production and sale of PVC, caustic soda and chlorine; and

•	Business development—This segment includes our production and sale of other second generation petrochemical products, such as PET and caprolactam.

In 2005, sales by our Basic Petrochemicals Unit, our Polyolefins Unit, our Vinyls Unit and our Business Development Unit represented 53.5%, 29.0%, 13.3% and 4.2%, respectively, of our net sales revenue of all segments before reflecting the proportional consolidation of our jointly controlled companies.

We evaluate and manage business segment performance based on information generated from our statutory accounting records, which are maintained in accordance with Brazilian GAAP, and, accordingly, the segment data included in this annual report is presented under Brazilian GAAP. We have included a reconciliation of the operating results of our segments to our consolidated results under “—Results of Operations” below.

Critical Accounting Policies

The presentation of our financial condition and results of operations in conformity with Brazilian GAAP requires us to make certain judgments and estimates regarding the effects of matters that are inherently uncertain and that impact the carrying value of our assets and liabilities. Actual results could differ from these estimates. In order to provide an understanding about how we form our judgments and estimates about certain future events, including the variables and assumptions underlying the estimates, and the sensitivity of those judgments to different variables and conditions, we have included comments related to the following critical accounting policies under Brazilian GAAP:

•	Provision for doubtful accounts. We record a provision for doubtful accounts in an amount considered sufficient to cover estimated losses on the realization of the receivables, taking into account the Company’s loss experience, and includes amounts in litigation. In order to determine the overall adequacy of the allowance for doubtful accounts, we evaluate the amount and characteristics of our accounts receivable on a quarterly basis.

•	Impairment and depreciation and amortization of permanent assets. We perform annual cash flow studies to determine if the accounting value of our assets, primarily our property, plant and equipment, goodwill and other intangible assets, is compatible with the profitability resulting from the respective business units. If the expected cash flows are lower than the accounting value, we record a provision for impairment of the asset’s value. In order to estimate future cash flows, we must make various assumptions about matters that are highly uncertain, including future production and sales, product prices (which we estimate based on current and historical prices, price trends and related factors), future taxes payable and operating costs. We regularly recognize expenses related to the depreciation of our property, plant and equipment and to the amortization of our deferred charges, goodwill and other intangible assets. The rates of depreciation or amortization are based on our or on third-party estimates of the useful lives of the fixed assets or otherwise over the periods during which these assets can be expected to provide benefits to us.

•	Valuation of investments other than temporary impairment on investment. We record long-term investments at cost or under the equity accounting method, depending on our participation in voting capital and the degree of influence that we exercise over the operations of the companies involved. We evaluate the fair value of investments for impairment whenever the performance of the underlying entity indicates that impairment may exist. In such cases, the fair value of the investments is estimated principally based on discounted estimated cash flows using assumptions. Arriving at assumptions and estimates concerning these cash flows is a complex and often subjective process involving estimation of future revenues, costs and taxes.

•	Valuation of derivative instruments. We use swaps, non-deliverable forwards, non-deliverable options and other derivative instruments to manage risks from changes in foreign exchange and interest rates. We record these instruments at their estimated fair market value based on market quotations for similar instruments, and based on standard mark-to-market practices, which take into account reliable market curves for interest rates, foreign exchange rates and volatility.

•	Pension plans. For defined benefit plans that we sponsor, we calculate our funding obligations based on calculations performed by independent actuaries using assumptions that we provide about interest rates, investment returns, levels of inflation, mortality rates and future employment levels. These assumptions directly impact our liability for accrued pension costs and the amounts we record as pension costs. In June 2005, we announced that we intend to withdraw as a sponsor of our defined benefit plans. Unrecognized actuarial gains and losses are amortized either over the estimated future service period of employees or over the estimated period of the plan final settlement, whichever is less.

•	Deferred taxes. We recognize deferred tax assets and liabilities based on the differences between the financial statement carrying amounts and the tax basis of assets and liabilities using prevailing tax rates. We regularly review any deferred tax assets for recoverability and reduce their carrying value, as required, based on our historical taxable income, projected future taxable income and the expected timing of any reversals of existing temporary differences. If one of our subsidiaries operates at a loss or is unable to generate sufficient future taxable income, or if there is a material change in the actual effective tax rates or the time period within which the underlying temporary differences become taxable or deductible, we evaluate the need to reduce partially or completely the carrying value of our deferred tax assets.

•	Contingencies. We are currently involved in numerous judicial and administrative proceedings, as described under “Item 8. Financial Information—Legal Proceedings” and in notes 10, 17, 18 and 21 to our consolidated financial statements. We record accrued liabilities for contingencies that we deem probable of creating an adverse effect on the result of operations or financial condition. We believe that these contingencies are properly recognized in our financial statements. We are also involved in judicial and administrative proceedings that are aimed at obtaining or defending our legal rights with respect to taxes that we believe to be unconstitutional or otherwise not required to be paid by our company. We believe that these proceedings will ultimately result in tax credits or benefits, which we do not recognize in our financial statements until the contingency has been resolved. When, based on favorable but appealable court decisions, we use tax credits or benefits in dispute to offset current tax obligations, we establish a provision equal to the amount used and maintain the provision until a final decision on those credits or benefits. Our provisions include interest on the tax obligations we have offset with disputed credits or benefits at the interest rate defined in the relevant tax law.

Principal Factors Affecting Our Results of Operations

Growth of Brazil’s Gross Domestic Product and Domestic Demand for Our Products

Sales in Brazil represented 79.8% of our net sales revenue in 2005. As a Brazilian company with substantially all of our operations in Brazil, we are significantly affected by economic conditions in Brazil. Our results of operations and financial condition have been, and will continue to be, affected by the growth rate of GDP in Brazil because our products are used in the manufacture of a wide range of consumer and industrial products.

Because of our significant market share in many of the Brazilian markets in which our petrochemical products are sold, fluctuations in Brazilian demand for polyethylene, polypropylene and PVC affect our production levels and net sales revenue. GDP in Brazil grew at a compound average annual rate of 2.2% from 1996 through 2005. From 1996 through 2005, the consumption volumes in Brazil of polyethylene, polypropylene and PVC increased at compound average annual rates of 4.3%, 7.3% and 2.0%, respectively.

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

In 2005, GDP in Brazil increased by 2.3%. In 2005, Brazilian consumption volumes of polyethylene decreased by 1.7%, polypropylene increased by 2.9% and PVC increased by 2.4%, respectively, compared to 2004. The modest increase in Brazilian consumption of polypropylene and PVC resulted from GDP growth that was lower than expected.

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

Effects on Cost of Sales

Naphtha is the principal raw material used by our Basic Petrochemicals Unit and, indirectly, in our other business units. Purchases of naphtha represented 86.6% of the total cost of sales and services rendered of our Basic Petrochemicals Unit in 2005. Naphtha represented 71.7% of our direct and indirect consolidated cost of sales and services rendered in 2005, both directly and indirectly through the cost of basic petrochemicals that we purchased from Copesul.

The cost of naphtha varies in accordance with international market prices, which fluctuate depending upon the supply and demand for oil and other refined petroleum products. We purchase naphtha under a long-term supply contract with Petrobras, and we import naphtha through our terminal at Aratú. The prices that we pay for naphtha under all of these arrangements are based on the Amsterdam-Rotterdam-Antwerp market price. As a result, fluctuations in the Amsterdam-Rotterdam-Antwerp market price for naphtha have a direct impact on the cost of our first generation products.

Because the primary raw materials of our Polyolefins and Vinyls Units, principally ethylene and propylene, are first generation products produced by our Basic Petrochemicals Unit and Copesul, fluctuations in the Amsterdam-Rotterdam-Antwerp market price for naphtha result in similar fluctuations in the cost of the primary raw materials of these units.

The international price of naphtha has fluctuated significantly in the past, and we expect that it will continue to do so in the future. Significant increases in the price of naphtha and, consequently, the cost of producing our products, would likely reduce our gross margins and our results of operations to the extent that we are unable to pass all of these increased costs on to our customers and could result in reduced sales volumes of our products. Conversely, significant decreases in the price of naphtha and, consequently, the cost of producing our products, would likely increase our gross margins and our results of operations and could result in increased sales volumes if this lower cost leads us to lower our prices. In periods of high volatility in the U.S. dollar price of naphtha, there is usually a lag between the time that the U.S. dollar price increases or decreases and the time that we are able to pass on increased or reduced costs to our customers in Brazil. These pricing mismatches decrease when the the U.S. dollar price of naphtha is less volatile.

We do not currently hedge our exposure to changes in the prices of naphtha because a portion of our sales are exports payable in foreign currencies and linked to the international market prices of naphtha and also because the prices of our polyethylene, polypropylene and PVC products sold in Brazil generally reflect changes in the international market prices of these products.

Effects on Prices of Our Products

In 2005, the price of ethylene that we charged Politeno and one of our other large customers, which collectively represented 90.4% of our ethylene sales to third parties in 2005, was based on a margin sharing system described in “Item 4. Information on the Company—Basic Petrochemicals Unit—Sales and Marketing of Our Basic Petrochemicals Unit.” These prices reflect both the international market prices for naphtha and the international and domestic prices for second generation products. Prior to 2005, we used a margin sharing system for all of our ethylene customers, including our other business units. In 2005, we determined the prices that we charged our ethylene customers, other than our two largest ethylene customers, by reference to international market prices. In addition, we are negotiating with those ethylene customers which still use the margin sharing system to terminate the margin sharing system of ethylene pricing and to institute a market pricing system.

The prices that we charge some of our customers for propylene are based on our ethylene prices and the ratio of the European contract price for propylene to the European contract price for ethylene. Over the past several years, this ratio has increased. For the remainder of our customers, our prices for propylene are based on the European contract price and prevailing prices set by U.S. Gulf producers. We are applying this market pricing methodology to a growing number of our customers. The prices that we charge for butadiene and para-xylene are based on the United States contract price for these products. The prices that we charge for benzene and ortho-xylene are based on the contract prices for these products in the United States and Europe. Because European producers of basic petrochemical products primarily use naphtha as a raw material, changes in the European contract prices are strongly influenced by fluctuations in international market prices for naphtha. As our cost structures are similar to the cost structures of European producers, to the extent that our prices are based on the European contract prices for our products, the prices that we charge for these products are significantly influenced by international market prices for naphtha.

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

The international market prices of our petrochemical products have fluctuated significantly, and we believe that they will continue to do so. Significant increases in the international market prices of our petrochemical products and, consequently, the prices that we are able to charge, would likely increase our net sales revenue and our results of operations to the extent that we are able to maintain our operating margins and increased prices do not reduce sales volumes of our products. Conversely, significant decreases in the international prices of our petrochemical products, and, consequently, the prices that we charge, would likely reduce our net sales revenue and our results of operations if we are unable to increase our operating margins or these reduced prices do not result in increased sales volumes of our products.

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

Rio Polímeros, a Brazilian petrochemical company, commenced operations of a major petrochemical plant in Brazil in 2005. The maximum annual capacity of this plant is 520,000 tons of ethylene, 75,000 tons of propylene and 540,000 tons of polyethylene. This plant is in the process of ramping up its production towards its annual capacity. In addition, Solvay expanded its annual PVC production capacity by 30,000 tons in December 2005. In 2004, Polibrasil commenced operation of polypropylene facility in Mauá, São Paulo with an annual capacity of 300,000 tons. In 2004, we increased our annual production capacity of polypropylene by 100,000 tons and our annual production capacity of para-xylene by 50,000 tons. In 2005, we increased our annual production capacity of PVC by 50,000 tons and our annual production capacity of polyethylene by 30,000 tons.

Based on historical growth of Brazilian domestic demand for polyethylene, polypropylene and PVC, we believe that this additional capacity will be absorbed by the domestic market over the next several years. Although there may be a short period of overcapacity in the domestic market for several of our petrochemical products following Rio Polímeros’ commencement of operations, we believe that export opportunities will be available for the sale of these products not sold domestically. We cannot assure you, however, that the additional capacity will be so absorbed by the domestic market or that satisfactory export opportunities will be available for products not sold domestically. In the event that this additional production is not absorbed domestically or sold in export markets, there may be resulting pressure on prices for the affected products, which could adversely affect our net sales revenues, gross margins and overall results of operations.

Capacity Utilization

Our operations are capital intensive. Accordingly, to obtain lower unit production costs and maintain adequate operating margins, we seek to maintain a high capacity utilization rate at all of our production facilities.

The table below sets forth capacity utilization rates with respect to the production facilities for some of our principal products for the years ended December 31, 2005, 2004 and 2003.

	Year ended December 31,
	2005	2004		2003
Ethylene	91%	87%		84%
Polyethylene(1)	94	91		83
Polypropylene	94	96	(2)	95	(2)
PVC(3)	95	90		85

(1)	Without giving effect to a 30,000 ton increase of our annual production capacity in November 2005.
(2)	Without giving effect to a 100,000 ton increase of our annual production capacity in July 2004.
(3)	Without giving effect to a 50,000 ton increase of our annual production capacity in December 2005.

The utilization rate of our ethylene production capacity was adversely affected:

•	during 2003 as a result of an unscheduled shutdown of one of our olefins units for 11 days due to a maintenance problem; and

•	during 2004 as a result of the shutdown of the Olefins 2 unit of our Basic Petrochemicals Unit for 36 days for scheduled maintenance and inspection.

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

In 2005, 20.2% of our net sales revenue was derived from export sales of our products as compared with 19.1% of our net sales revenue in 2004. Net sales revenues derived from export sales increased by 11.5% in 2005, as a result of the implementation of our strategy to increase our presence in foreign markets.

In 2005, exports to other countries in the Americas accounted for 67% of our export sales, with the remainder of our exports sold in Europe, which accounted for 21% of our export sales, and the Far East, which accounted for 12% of our export sales. Aggregate exports of polyethylene, polypropylene and PVC to Argentina increased by 11% in 2005, reflecting improvements in the Argentine economy.

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

Virtually all of our sales are of petrochemical products for which there are international market prices expressed in U.S. dollars. We generally attempt to set prices that take into account the international market prices for our petrochemical products and variations in the real/U.S. dollar exchange rate. As a result, although a significant portion of our net sales revenue is in reais, substantially all of our products are sold at prices that are based on international market prices that are quoted in U.S. dollars.

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

When the real depreciates against the U.S. dollar, assuming naphtha costs and international market prices of our products remain constant in U.S. dollars, the production cost for our products increases and we generally attempt to increase the prices for our products in reais (to the extent possible in light of then-prevailing market conditions in Brazil), which may result in reduced sales volumes of our products. To the extent that our price increases are not sufficient to cover the increased costs for raw materials, our operating margin decreases. Conversely, when the real appreciates against the U.S. dollar, assuming naphtha costs and international market prices of our products remain constant in U.S. dollars, the production cost for our products decreases and we generally decrease the prices for our products in reais, which may result in increased sales volumes of our products. In periods of high volatility in the real/U.S. dollar exchange rate, there is usually a lag between the time that the U.S. dollar appreciates or depreciates and the time that we are able to pass on increased or reduced costs in reais to our customers in Brazil. These pricing mismatches decrease when the real/U.S. dollar exchange rate is less volatile.

Our consolidated U.S. dollar-denominated indebtedness represented 51.2% of our outstanding indebtedness at December 31, 2005, excluding related party debt. As a result, when the real depreciates against the U.S. dollar:

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

Export sales, which enable us to generate receivables payable in foreign currencies, tend to provide a hedge against a portion of our U.S. dollar-denominated debt service obligations, but they do not fully match them. Accordingly, we often enter into hedges to mitigate exchange rate fluctuations in our U.S. dollar-denominated indebtedness. To further mitigate our exposure to exchange rate risk, we try, where possible, to enter into trade finance loans for our working capital needs, which funding is generally available at a lower cost because it is linked to U.S. dollar exports. However, future U.S. dollars that we generate from exports may not be in an amount sufficient to cover all of our U.S. dollar trade finance liabilities.

Inflation affects our financial performance by increasing some of our operating expenses denominated in reais (and not linked to the U.S. dollar). A significant portion of our costs of sales and services rendered, however, are linked to the U.S. dollar and are not substantially affected by the Brazilian inflation rate. In addition, some of our real-denominated debt is indexed to take into account the effects of inflation. Under this debt, the principal amount generally is adjusted with reference to the General Price Index—Market (IGP-M), an inflation index, so that inflation results in increases in our financial expenses and debt service obligations. In addition, a significant portion of our real-denominated debt bears interest at the TJLP or the CDI rate, which are partially adjusted for inflation.

Effect of Level of Indebtedness and Interest Rates

At December 31, 2005, our total outstanding consolidated indebtedness on a consolidated basis, excluding related party debt, was R$5,361.1 million. The level of our indebtedness results in significant financial expenses that are reflected in our statement of operations. Financial expenses consist of interest expense, exchange variations of U.S. dollar- and other foreign currency-denominated debt, foreign exchange losses or gains, and other items as set forth in notes 15 and 23 to our consolidated financial statements. In 2005, we recorded total financial expenses of R$675.8 million, of which R$347.0 million consisted of interest expense and R$556.9 million consisted of foreign exchange gains. By contrast, in 2004, we recorded total financial expenses of R$1,307.2 million, of which R$595.3 million consisted of interest expense and R$425.4 million consisted of foreign exchange gains. The interest rates that we pay depend on a variety of factors, including prevailing Brazilian and international interest rates and risk assessments of our company, our industry and the Brazilian economy made by potential lenders to our company, potential purchasers of our debt securities and the rating agencies that assess our company and its debt securities.

Standard & Poor’s and Fitch maintain ratings of our company and our debt securities. On a global basis, Standard & Poor’s maintains a local currency rating of our company of “BB” and a foreign currency rating for our company of “BB,” and on a local basis Standard & Poor’s maintains a rating for our company of “br AA/Stable Outlook.” On a global basis, Fitch maintains a local currency rating for our company of “BB+/Stable Outlook” and a foreign currency rating for our company of “BB/Positive Outlook,” and on a local basis Fitch maintains a national rating of our company of “AA- (bra)/Stable Outlook.” We have not been informed of any proposed actions by either of these rating agencies to further modify their ratings on our company or its indebtedness. Any rating downgradings in the future would likely result in increased interest and other financial expenses relating to borrowings and debt securities and could adversely affect our ability to obtain such financing on satisfactory terms or in amounts required by us.

Results of Operations of Jointly Controlled Companies

We own 29.5% of the voting and total share capital of Copesul. At December 31, 2005, we also owned 34.0% of Politeno’s total share capital, including 35.0% of its voting share capital. The operations of Copesul are similar to the operations of our Basic Petrochemicals Unit and the operations of Politeno are similar to the operations of our Polyolefins Unit. Accordingly, the results of operations of these companies are influenced by factors similar to the factors that influence our results of operations. However, Copesul has, and prior to the Politeno acquisition, Politeno had, management that is independent from ours and a capital structure, including levels of indebtedness and corresponding levels of financing costs, different from ours. In addition, we own 20.1% of the voting and total share capital of Petroflex. Petroflex has management that is independent from ours and a capital structure, including levels of indebtedness and corresponding levels of financing costs, that is different from ours. For more information about the operations of Petroflex, see “Item 4. Information on the Company—Jointly Controlled Companies and Joint Venture—Petroflex.”

As a result of the application of Instruction 247 to our consolidated financial statements, we are required to proportionally consolidate the results of jointly controlled companies that are not our subsidiaries, such as Copesul, Politeno and Petroflex. Consequently, our results of operations are subject to fluctuations that depend on the results of these jointly controlled companies. However, in evaluating our results of operations, cash flows and liquidity, our management relies on financial information that does not include the effects of proportional consolidation, principally because we have limited, if any, control over the operations and policies of the companies whose results we are required to proportionally consolidate with our own. In our discussion of our results of operations and our discussion of our liquidity and capital resources, we have provided supplemental information drawn from our accounting records with respect to our results of operations, working capital, cash flows and indebtedness without giving effect to this proportional consolidation to provide holders of bonds with information that our management believes more accurately reflects the results of operations and financial position of our company.

As a result of the Politeno acquisition described under “—Recent Developments,” we will fully consolidate Politeno’s results in our consolidated financial statements at dates and for periods following this acquisition.

Effect of Taxes on Our Income

We are subject to a variety of generally applicable Brazilian federal and state taxes on our operations and results.

Tax Exemptions

We are generally subject to Brazilian federal income tax at an effective rate of 25%, which is the standard corporate tax rate in Brazil. We have available certain federal tax exemptions based upon federal law that offers tax incentives to companies that locate their manufacturing operations in the Brazilian states of Bahia and Alagoas. These exemptions have been granted for varying lengths of time to each of our manufacturing plants located in these states.

We are exempt from corporate income tax on the profits arising from the sale of PVC manufactured at our Alagoas and PET manufactured at our plant in the Northeastern Complex until December 31, 2008. In addition, we are entitled to pay only 25% of the statutory income tax rate on the profits arising from the sale of:

•	PVC manufactured at our plant in the Northeastern Complex until December 31, 2014;

•	polyethylene manufactured at our polyethylene plants in the Northeastern Complex and basic petrochemical products manufactured in the Northeastern Complex, until December 31, 2011; and

•	caustic soda, chlorine and EDC produced at our plants in the Northeastern Complex and Alagoas, and caprolactam manufactured in the Northeastern Complex until December 31, 2012.

Each of our exemptions entitles us to pay only 87.5% of the statutory income tax rate on the profits arising from products manufactured at these plants for a period of one or more years after the dates set forth above.

At the end of each year, if we or any of our affected subsidiaries has taxable profit resulting from the operations described above, income tax expense is calculated without giving effect to the exemption or reduction and the income tax benefit of the exemption or reduction is deducted from income tax payable and credited to a capital reserve, which can only be used to increase capital, absorb losses which exceed retained earnings and profits reserves as defined in the Brazilian Corporation Law or redeem or repurchase share capital or participation certificates. We used R$463.2 million of this capital reserve to absorb all of our retained losses in December 2004.

Due to operating losses sustained by us in the past, we had R$167.9 million of deferred tax assets arising from R$671.5 million of tax loss carryforwards available at December 31, 2005. Income tax loss carryforwards available for offset in Brazil do not expire. However, the annual offset is limited to 30% of our adjusted net income. This limit also affects the Social Contribution on Net Income.

Our export sales are currently exempt from PIS (a federal value-added tax), COFINS (a federal value-added tax), IPI (a federal value-added tax on industrial products) and the Tax on the Circulation of Merchandise and Services (Imposto Sobre a Circulação de Mercadorias e Serviços), or ICMS (a state value-added tax on sales and services), under generally available exemptions, subject to our compliance with the requirements of these exemptions.

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

The Brazilian government appealed the decision of the Brazilian Federal Supreme Court. As the appeal does not challenge the validity of IPI tax credits, but only the method of calculating monetary adjustments on those credits and the time period for appealing the decision of the Brazilian Federal Supreme Court has expired, we believe that (1) the decision acknowledging the validity of the IPI tax credits is no longer subject to appeal, and (2) it is reasonably possible that we could lose the appeal regarding the method of calculating monetary adjustments on those credits. If the Brazilian Government prevails in this appeal, we could lose all or part of the IPI tax credits attributable to monetary adjustments. We recognized IPI tax credits in an aggregate amount of R$1,030.1 million in December 2002. Of this total tax credit, we used R$265.6 million during the year ended December 31, 2002, R$364.9 million during the year ended December 31, 2003 and the remainder during the year ended December 31, 2004 to offset IPI and other federal tax obligations.

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

We are currently involved in numerous tax proceedings. We have established provisions based on our obligations under current legislation, utilization of the contingent IPI tax credits, and our estimated costs of resolving other claims in which we believe we have a probable tax loss. The tax contingencies relate primarily to the Social Contribution on Net Income, PIS, COFINS and IPI. If any of these legal proceedings is decided adversely to us, our results of operations or financial condition could be materially adversely affected. For more information on our tax proceedings, the amounts claimed by governmental authorities and the amounts we have reserved against some of these claims, see “Item 8. Financial Information—Legal Proceedings—Tax Proceedings.”

Corporate Competitiveness Programs

Braskem+ Program

In 2004, we commenced implementation of a corporate and operational excellence program called Braskem+. The Braskem+ program seeks to:

•	improve our operating performance and productivity;

•	reduce our operating and maintenance costs; and

•	position Braskem among the most competitive petrochemical companies in the world.

We anticipate that this program will allow us to create value in all stages of the petrochemical cycle.

In connection with the development of the Braskem+ program, we engaged a leading consulting firm to analyze our industrial practices and compare them to benchmarking practices in the global petrochemical sector. Through this analysis, we identified 210 initiatives designed to further improve, among other things, our capacity utilization and variable and fixed costs. We implemented 59 of these initiatives at a total cost of R$23.5 million in 2004 and 39 of these initiatives at a total cost of R$117.2 million in 2005, resulting in an aggregate of approximately R$256.0 million in cost savings on a recurring annual basis, as estimated by our management. We cannot assure holders of our class A preferred shares and the ADS that we will realize the full benefit of the identified annual cost savings in upcoming years. To the extent that we fail to do so, for any reason, in any year, our results of operations for that year may be adversely affected.

Formula Braskem

In 2005, we commenced a new program that we call Formula Braskem to implement a comprehensive integrated management system. Formula Braskem is intended to incorporate the best practices in the international petrochemical industry in our management systems and the most recent technological developments available in the marketplace. This program, together with the Braskem+ program, is designed to support our expansion and future internationalization, and we expect to realize productivity and efficiency gains through their implementation. In addition, we believe that the implementation of Formula Braskem will assist us with our compliance with the requirements of the U.S. Sarbanes-Oxley Act of 2002 in a manner consistent with our commitment to transparency and corporate governance.

We anticipate that Formula Braskem will be operational by October 2006. We have engaged SAP an affiliate of SAP AG, and Accenture, an affiliate of Accenture Ltd., to assist us in implementing Formula Braskem under agreements that provide for (1) the payment of bonuses to SAP and Accenture in the event that we achieve identified annual cost savings as a result of the implementation of Formula Braskem in excess of those identified in our calculations of the projected net present value of this project, and (2) the payment of bonuses to SAP in the event that Formula Braskem is operational prior to its target date. Conversely, these agreements provide for the payment of penalties by Accenture and the forfeiture of any bonuses by SAP in the event that Formula Braskem does not become operational until after the target date. We have a dedicated team of approximately 110 employees working together with SAP and Accenture on the implementation of Formula Braskem which we expect to implement at a cost of approximately R$130 million. We cannot assure holders of our class A preferred shares and the ADSs that we will realize the full benefit of the identified annual cost savings in upcoming years. To the extent that we fail to do so, for any reason, in any year, our results of operations for that year may be adversely affected.

Recent Developments

On April 6, 2006, we purchased all of the common and preferred shares of Politeno that were owned by SPQ, a subsidiary of Suzano, Sumitomo and Itochu. We paid a portion of the purchase price for these shares in an aggregate amount of the real-equivalent of US$111.3 million (US$60.6 million to SPQ and a total of US$50.7 to Sumitomo and Itochu) on April 6, 2006. The remainder of the purchase price for these shares will be calculated based on an “earn-out” formula that will take into account Politeno’s operating performance, measured by fluctuations in polyethylene and ethylene margins in the Brazilian petrochemical market during the 18 months following the execution date of this agreement. As a result of the Politeno acquisition, we now own 100% of the voting share capital and 96.2% of the total share capital of Politeno.

On April 28, 2006, we issued and sold US$200.0 million aggregate principal amount of our 9.00% Perpetual Bonds. Interest on these bonds is payable quarterly in arrears in January, April, July and October in each year. We may, at our option, redeem these bonds, in whole or in part, at 100% of their principal amount plus accured interest and additional amounts, if any, on any interest payment date on or after April 28, 2011, provided that, if we redeem these bonds in part, at least US$100 million aggregate principal amount of these bonds must remain outstanding following any partial redemption.

On May 4, 2006, we announced that our board of directors has authorized a share buy-back program under which we may repurchase up to 13,896,133 class A preferred shares and up to 1,400,495 common shares. We are authorized to purchase these shares at market prices over the São Paulo Stock Exchange at any time and from time to time prior to October 31, 2006. Shares that are repurchased may be held in treasury and subsequently resold or cancelled.

At an extraordinary shareholders’ meeting on May 31, 2006, our shareholders approved our merger with Polialden and the conversion of 2,632,043 of our class A preferred shares into 2,632,043 of our common shares in order to maintain the required minimum ratio of our common shares to preferred shares in accordance with the Brazilian Corporation Law after completion of our merger with Polialden. In connection with this merger, we issued 7,878,825 of our class A preferred shares in exchange for 264,886,083 of Polialden’s preferred shares.

Results of Operations

The following discussion of our results of operations is based on our consolidated financial statements prepared in accordance with Brazilian GAAP.

The discussion of the results of our business segments is based upon financial information reported for each of the four segments of our business, as presented in the table below. There are certain differences between the concepts used by our company in preparing information about segments and the requirements of Brazilian GAAP as applied in the statutory financial statements. The principal differences are:

•	investments in certain jointly controlled companies which are required to be proportionally consolidated under Brazilian GAAP are not considered as part of any segment for segment reporting purposes; and

•	operating income for segment reporting purposes does not consider the results of investments in associated companies and financial income and expenses, whereas such results and income and expenses are classified as operating items for statutory reporting purposes.

The following tables set forth the operating results of each of our segments and the reconciliation of these results of our segments to our consolidated results of operations. This segment information was prepared on the same basis as the information that our senior management uses to allocate resources among segments and evaluate their performance. We evaluate and manage the performance of our segments based on information generated from our statutory accounting records maintained in accordance with Brazilian GAAP and reflected in our consolidated financial statements. However, the operating income presented in the following tables does not include financial expenses, financial income and investment in associated companies.

	Year ended December 31, 2005
(in millions of reais)	Basic Petro- chemicals		Polyolefins		Vinyls		Business Develop- ment		Total segments		Elimi- nations		Total prior to CVM 247		CVM 247		Consoli- dated
Net sales revenue	R$	7,226.7	R$	3,919.0	R$	1,794.1	R$	569.0	R$	13,508.8	R$	(1,894.2)	R$	11,614.6	R$	1,460.5	R$	13,075.1
Cost of sales and services rendered		(6,138.5)		(3,182.8)		(1,271.9)		(552.9)		(11,146.1)		1,827.6		(9,318.5)		(1,043.2)		(10,361.7)

Gross profit		1,088.2		736.2		522.2		16.1		2,362.7		(66.6)		2,296.1		417.3		2,713.4
Operating expenses:
Selling, general and administrative		(250.3)		(229.0)		(89.2)		(18.2)		(586.7)		(89.7)		(676.4)		(110.7)		(787.1)
Depreciation and amortization		0.0		(6.9)		(0.8)		(0.3)		(8.0)		(342.2)		(350.2)		(5.4)		(355.6)
Other, net		57.1		53.0		6.6		9.2		125.9		(56.1)		69.8		(47.0)		22.8

Operating income	R$	895.0	R$	553.3	R$	438.8	R$	6.8	R$	1,893.9	R$	(554.6)	R$	1,339.3	R$	254.2	R$	1,593.5

	Year ended December 31, 2004
(in millions of reais)	Basic Petro- chemicals		Polyolefins		Vinyls		Business Develop- ment		Total segments		Elimi- nations		Total prior to CVM 247		CVM 247		Consoli- dated
Net sales revenue	R$	6,480.0	R$	3,489.4	R$	1,858.8	R$	620.8	R$	12,449.0	R$	(1,404.8)	R$	11,044.2	R$	1,345.3	R$	12,389.5
Cost of sales and services rendered		(5,330.1)		(2,523.0)		(1,157.1)		(564.9)		(9,575.1)		1,269.4		(8,305.7)		(917.3)		(9,223.0)

Gross profit		1,149.9		966.4		701.7		55.9		2,873.9		(135.4)		2,738.5		428.0		3,166.5
Operating expenses:
Selling, general and administrative		(213.8)		(199.1)		(80.1)		(24.9)		(517.9)		(62.8)		(580.7)		(96.3)		(677.0)
Depreciation and amortization		(2.6)		(5.9)		(0.6)		(0.7)		(9.8)		(344.0)		(353.8)		(5.9)		(359.7)
Other, net		22.2		6.3		14.9		2.6		46.0		(10.8)		35.2		7.8		43.0

Operating income	R$	955.7	R$	767.7	R$	635.9	R$	32.9	R$	2,392.2	R$	(553.0)	R$	1,839.2	R$	333.6	R$	2,172.8

	Year ended December 31, 2003
(in millions of reais)	Basic Petro- chemicals		Polyolefins		Vinyls		Business Develop- ment		Total segments		Elimi- nations		Total prior to CVM 247		CVM 247		Consoli- dated
Net sales revenue	R$	4,765.3	R$	3,386.8	R$	1,371.8	R$	455.3	R$	9,979.2	R$	(788.3)	R$	9,190.9	R$	1,109.3	R$	10,300.2
Cost of sales and services rendered		(4,111.5)		(2,719.7)		(1,007.0)		(416.8)		(8,255.0)		913.4		(7,341.6)		(883.0)		(8,224.6)

Gross profit		653.8		667.1		364.8		38.5		1,724.2		125.1		1,849.3		226.3		2,075.6
Operating expenses:
Selling, general and administrative		(196.0)		(139.3)		(54.8)		(19.2)		(409.3)		7.8		(401.5)		(86.9)		(488.4)
Depreciation and amortization		(9.0)		(0.9)		—		(0.5)		(10.4)		(177.8)		(188.2)		(5.3)		(193.5)
Other, net		51.1		2.6		3.7		10.0		67.4		(16.2)		51.2		4.3		55.5

Operating income	R$	499.9	R$	529.5	R$	313.7	R$	28.8	R$	1,371.9	R$	(61.1)	R$	1,310.8	R$	138.4	R$	1,449.2

In the following discussion, references to increases or decreases in any year or period are made by comparison with the corresponding prior year or period, except as the context otherwise indicates.

Year ended December 31, 2005 Compared with Year Ended December 31, 2004

Consolidated Results

The following table sets forth consolidated financial information for the years ended December 31, 2005 and 2004.

	Year ended December 31,
(In millions of reais)	2005		2004
Net sales revenue	R$	13,075.1	R$	12,389.5
Cost of sales and services rendered		(10,361.7)		(9,223.0)

Gross profit		2,713.4		3,166.5
Selling, general and administrative expenses		(787.1)		(677.0)
Investment in associated companies, net(1)		(109.8)		(107.6)
Depreciation and amortization		(355.6)		(359.7)
Financial expenses, net		(709.4)		(1,238.6)
Other operating income, net		22.8		43.0

Operating income		774.3		826.6
Non-operating expenses, net		(25.2)		(29.8)

Income before income tax and social contribution and minority interest		749.1		796.8
Income tax and social contribution		(177.4)		(85.1)

Income before minority interest		571.7		711.7
Minority interest		54.1		(24.6)

Net income	R$	625.8	R$	687.1

(1)	Investment in associated companies, net comprises the following line items in our consolidated statement of operations: equity in the results, amortization of goodwill (negative goodwill), net, foreign exchange variation and tax incentives and other.

Net Sales Revenue

Net sales revenue increased by 5.5% in 2005, primarily as a result of 11.5% growth in net sales revenue of our Basic Petrochemicals segment and 12.3% growth in net sales revenue of our Polyolefins segment. Without giving effect to the proportional consolidation of our jointly controlled companies, our net sales revenue increased by 5.2% in 2005.

Cost of Sales and Services Rendered and Gross Profit

Cost of sales and services rendered increased by 12.3% in 2005, primarily as a result of 15.2% growth in cost of sales and services rendered of our Basic Petrochemicals segment and 26.2% growth in the cost of sales of our Polyolefins segment. The increases in cost of sales and services rendered for each of these segments was primarily related to the higher overall direct and indirect cost of naphtha as a result of higher international market prices of naptha. Without giving effect to the proportional consolidation of our jointly controlled companies, our cost of sales and services rendered increased by 12.2% in 2005.

As a result, gross profit declined by 14.3% in 2005. Without giving effect to the proportional consolidation of our jointly controlled companies, gross profit declined by 16.2% in 2005.

Gross profit as a percentage of net sales revenue, or gross margin, for 2005 was 20.8% compared to 25.6% in 2004. Without giving effect to the proportional consolidation of our jointly controlled companies, gross margin decreased to 19.8% for 2005 compared to 24.8% in 2004.

Selling, General and Administrative Expenses

Selling, general and administrative expenses increased by 16.3% in 2005, primarily as a result of (1) an increase of R$59.6 million in the provision for profit sharing and (2) an increase of R$22.8 million in personnel expenses due to annual salary adjustments at the end of 2004.

Selling, general and administrative expenses represented 6.0% of net sales revenue in 2005 compared to 5.5% of net sales revenue in 2004. Without giving effect to the proportional consolidation of our jointly controlled companies, selling, general and administrative expenses increased by 16.5% in 2005, and selling, general and administrative expenses represented 5.8% of net sales revenue in 2005 compared to 5.3% of net sales revenue in 2004.

Investment in Associated Companies, Net

Investment in associated companies, net, increased by 2.0% in 2005, primarily as a result of the incurrence of other expense of R$1.4 in 2005 compared to other income of R$16.6 million in 2004 and a R$5.8 million reduction of tax incentive benefits, partially offset by the incurrence of a R$3.6 million foreign exchange gain in 2005 compared to a R$9.6 million foreign exchange loss recorded in 2004 and the absence of a provision for investment losses in 2005. Without giving effect to the proportional consolidation of our jointly controlled companies, investment in associated companies, net, declined by 14.6% in 2005.

Depreciation and Amortization

Depreciation and amortization declined by 1.1% in 2005. Without giving effect to the proportional consolidation of our jointly controlled companies, depreciation and amortization decreased by 1.0% in 2005.

Financial Expenses, Net

Financial expenses, net, decreased by 42.7% in 2005, primarily as a result of the effects of the real/U.S. dollar exchange rate on our U.S. dollar-denominated and U.S. dollar-indexed assets. As a result of the 13.4% appreciation of the real against the U.S. dollar in 2005, we recorded:

•	financial income of R$556.9 million related to the exchange rate effect on our U.S. dollar-denominated and U.S. dollar-indexed liabilities; and

•	financial expense of R$288.8 million related to the exchange rate effect on our U.S. dollar-denominated assets.

As a result of the 8.9% appreciation of the real against the U.S. dollar in 2004, we recorded:

•	financial income of R$425.4 million related to the exchange rate effect on our U.S. dollar-denominated and U.S. dollar-indexed liabilities; and

•	financial expense of R$335.3 million related to the exchange rate effect on our U.S. dollar-denominated assets.

Without giving effect to the proportional consolidation of our jointly controlled companies, financial expenses, net decreased by 43.4% in 2005.

Other Operating Income, Net

Other operating income, net decreased by 47.0% in 2005, primarily as a result of a decrease in recovery of taxes and compulsory deposits to R$3.4 million in 2005 from R$16.5 million in 2004. Without giving effect to the proportional consolidation of our jointly controlled companies, other operating income, net increased by 98.3% in 2005.

Operating Income

Operating income decreased by 6.3% in 2005. Operating income represented 5.9% of net sales revenue in 2005 compared to 6.7% of net sales revenue in 2004. Without giving effect to the proportional consolidation of our jointly controlled companies, operating income increased by 0.1% in 2005 and represented 6.3% of net sales revenue in 2005 compared to 6.6% of net sales revenue in 2004.

Non-Operating Expenses, Net

Non-operating expenses, net decreased by 15.4% in 2005, primarily as a result of the effect of gains on investments recognized in 2005. Without giving effect to the proportional consolidation of our jointly controlled companies, non-operating expenses increased to R$24.7 million in 2005 compared to R$29.2 million in 2004.

Income Tax and Social Contribution

Income tax and social contribution increased by 108.5% in 2005. This increase resulted primarily from a deferred income tax loss of R$29.7 million recorded in 2005 compared to a deferred income tax benefit of R$141.4 million recorded in 2004, primarily as a result of a deferred income tax benefit that we recorded in 2004 in connection with our merger with Trikem. Without giving effect to the proportional consolidation of our jointly controlled companies, income tax and social contribution was an expense of R$87.7 million in 2005 compared to a benefit of R$10.5 million in 2004.

Minority Interest

Minority interest resulted in a gain of R$54.1 million in 2005 compared to an expense of R$24.6 million, primarily as a result of the allocation of Polialden’s accumulated profit reserves to our company through the payment of dividends on Polialden’s common shares in the amount of R$58.1 million in 2005, which generated a loss to the holders of preferred shares of Polialden. Without giving effect to the proportional consolidation of our jointly controlled companies, minority interest was a gain of R$54.1 million in 2005 compared to an expense of R$24.6 million in 2004.

Net Income

We recorded net income of R$625.8 million, or 4.8% of net sales revenue, in 2005 compared to net income of R$687.1 million, or 5.5% of net sales revenue, in 2004.

Business Segment Results

The following table sets forth consolidated financial information for our business segments for the years ended December 31, 2005 and 2004.

	Year ended December 31,
(in millions of reais, except percentages)	2005		2004
Basic Petrochemicals
Net sales revenue	R$	7,226.7	R$	6,480.0
Cost of sales and services rendered		(6,138.5)		(5,330.1)
Gross profit		1,088.2		1,149.9
Operating income(1)		895.0		955.7
Gross margin (%)		15.1%		17.7%
Operating margin (%)		12.4%		14.7%

Polyolefins
Net sales revenue	R$	3,919.0	R$	3,489.4
Cost of sales		(3,182.8)		(2,523.0)
Gross profit		736.2		966.4
Operating income(1)		553.3		767.7
Gross margin (%)		18.8%		27.7%
Operating margin (%)		14.1%		22.0%

Vinyls
Net sales revenue	R$	1,794.1	R$	1,858.8
Cost of sales		(1,271.9)		(1,157.1)
Gross profit		522.2		701.7
Operating income(1)		438.8		635.9
Gross margin (%)		29.1%		37.8%
Operating margin (%)		24.5%		34.2%

Business Development
Net sales revenue	R$	569.0	R$	620.8
Cost of sales		(552.9)		(564.9)
Gross profit		16.1		55.9
Operating income(1)		6.8		32.9
Gross margin (%)		2.8%		9.0%
Operating margin (%)		1.2%		5.3%

(1)	Operating income does not include financial income, financial expense and investment in associated companies.

Basic Petrochemicals

Net Sales Revenue.    Net sales revenue of the Basic Petrochemicals segment increased by 11.5% in 2005. Significant factors contributing to this increase were:

•	a R$269.2 million, or 16.5%, increase in net sales revenue generated by sales to our other business units (which net sales revenue is eliminated in preparation of our consolidated financial statements);

•	a R$128.4 million, or 17.4%, increase in domestic net sales revenue generated by sales of propylene to third parties;

•	a R$115.0 million, or 9.9%, increase in domestic net sales revenue generated by sales of ethylene to third parties; and

•	a R$91.0 million, or 28.3%, increase in net sales revenue generated by sales of automotive gasoline to third parties.

Net sales revenue generated by sales of basic petrochemicals by our Basic Petrochemicals segment to our other segments increased by 16.9% in 2005 to R$1,763.0 million from R$1,508.1 million in 2004, and net sales revenue generated by sales of utilities by our Basic Petrochemicals segment to our other segments increased by 11.5% in 2005 to R$138.2 million from R$123.9 million in 2004. Net sales revenue generated by sales of utilities to third parties increased by 20.4% in 2005 to R$353.6 million from R$293.6 million in 2004. Net sales revenue generated by export sales of the Basic Petrochemicals segment increased by 12.0% in 2005 to R$1,059.9 million from R$946.1 million in 2004.

Domestic sales volume of propylene to third parties declined by 1.8% to approximately 408,200 tons in 2005 from approximately 415,600 tons in 2004. Average domestic prices for propylene increased by 19.5% to R$2,124 per ton in 2005 from R$1,777 per ton in 2004.

Domestic sales volume of ethylene to third parties increased by 3.4% to approximately 581,100 tons in 2005 from approximately 561,800 tons in 2004. Average domestic prices for ethylene increased by 6.3% to R$2,187 per ton in 2005 from R$2,057 per ton in 2004.

Sales volume of automotive gasoline to third parties increased by 10.0% to approximately 444,300 cubic meters in 2005 from approximately 403,800 cubic meters in 2004. Domestic sales volume of automotive gasoline to third parties increased by 57.9% in 2005, while export sales volume of automotive gasoline declined by 40.5%. Average domestic prices for automotive gasoline increased by 24.1% to R$926 per cubic meter in 2005 from R$746 per cubic meter in 2004 and average export prices for automotive gasoline increased by 10.4% to R$940 per cubic meter in 2005 from R$851 per cubic meter in 2004.

Cost of Sales and Services Rendered and Gross Profit.    Cost of sales and services rendered of the Basic Petrochemicals segment increased by 15.2% in 2005. This increase was primarily attributable to the increase in the average cost of naphtha to R$1,178.4 per ton in 2005 from R$1,077.2 per ton in 2004 as well as the increase in sales volume in 2005. Naphtha accounted for 86.6% of the Basic Petrochemicals segment’s cost of sales in 2005 and 82.4% in 2004.

Gross profit of the Basic Petrochemicals segment decreased by 5.4% in 2005 and gross margin decreased to 15.1% in 2005 compared to 17.7% in 2004.

Operating Income.    Operating income of the Basic Petrochemicals segment (which excludes financial income, financial expense and results from investment in associated companies) decreased by 6.4% in 2005, principally as a result of a R$61.7 million decline in gross profit and a 17.1% increase in selling, general and administrative expenses, primarily as a result of our investment in 2005 in new supply chain and technology departments that we expect will provide greater efficiencies in these areas. These effects were partially offset by an increase in other operating income, net, to R$57.1 million in 2005 compared to R$22.2 million in 2004, principally as a result of our recovery of an account receivable in 2005 in the amount of R$18.6 million that we had previously written off. Operating margin of the Basic Petrochemicals segment in 2005 was 12.4% compared to 14.7% in 2004.

Polyolefins

Net Sales Revenue.    Net sales revenue of the Polyolefins segment increased by 12.3% in 2005. This increase was primarily attributable to:

•	a 15.1% increase in net sales revenue generated by sales of polypropylene, principally as a result of the increase in our annual polypropylene capacity from approximately 463,100 tons in 2004 to approximately 529,000 tons in 2005; and

•	a 10.5% increase in net sales revenue generated by sales of polyethylene, led by a 59.4% increase in net sales revenue generated by export sales of LLDPE.

Net sales revenue generated by export sales of the Polyolefins segment increased by 43.2% to R$971.5 million in 2005 from R$678.6 million in 2004.

Sales volume of polypropylene increased by 12.3% to approximately 517,500 tons in 2005 from approximately 461,000 tons in 2004. Domestic sales volume of polypropylene increased by 0.3% in 2005, principally due to low Brazilian economic growth, increased competition from polypropylene imports and reduced demand for polypropylene products in the agricultural sector as a result of the poor Brazilian harvest, while exports sales volume of polypropylene increased by 129.6%. Average domestic prices for polypropylene increased by 6.0% to R$3,344 per ton in 2005 from R$3,155 per ton in 2004, while average export prices for polypropylene stated in reais declined by 4.6% to R$2,487 per ton in 2005 from R$2,604 per ton in 2004, primarily as a result of the appreciation of the real against the U.S. dollar during 2005.

Sales volume of polyethylene increased by 9.0% to approximately 768,200 tons in 2005 from approximately 704,700 tons in 2004. Domestic sales volume of polyethylene increased by 0.7% in 2005, principally due to low Brazilian economic growth, while exports sales volume of polyethylene increased by 29.1%. Average domestic prices for polyethylene increased by 2.9% to R$3,072 per ton in 2005 from R$2,987 per ton in 2004, while average export prices for polyethylene stated in reais declined by 0.3% to R$2,725 per ton in 2005 from R$2,733 per ton in 2004, primarily as a result of the appreciation of the real against the U.S. dollar during 2005.

Cost of Sales and Gross Profit.    Cost of sales of the Polyolefins segment increased by 26.2% in 2005 compared to 2004, primarily as a result of (1) the effect of the significant increase in the price of naphtha on ethylene and propylene, which are the principal raw materials of our Polyolefins Unit, and (2) our increased sales volume of polypropylene due to the 65,000 ton increase in our annual polypropylene capacity. Our average cost for ethylene increased by 9.2% during 2005, and our average cost for propylene increased by 19.3% during 2005.

Gross profit of the Polyolefins segment declined by 23.8% in 2005 and gross margin declined to 18.8% in 2005 compared to 27.7% in 2004.

Operating Income.    Operating income of the Polyolefins segment (which excludes financial income, financial expense and results from investment in associated companies) decreased by 27.9% in 2005, primarily as a result of a R$230.2 million decrease in gross profit and, to a lesser extent, a 15.0% increase in selling, general and administrative expenses, primarily as a result of (1) an increase in personnel expenses due to annual salary adjustments at the end of 2004 and 2005, and (2) an increase in royalty expenses as a result of our increased production of LLDPE and very low density polyethylene using metallocene technology. This effect was partially offset by an increase in other operating income, net, to R$53.0 million in 2005 compared to R$6.3 million in 2004, primarily as a result of a recorded gain of R$58.2 million related to the contribution of our polypropylene production process technology to Paulínia. Operating margin of the Polyolefins segment decreased to 14.1% in 2005 compared to 22.0% in 2004.

Vinyls

Net Sales Revenue.    Net sales revenue of the Vinyls segment decreased by 3.5% in 2005. This decrease was primarily attributable to a 9.5% decline in net sales revenue generated by sales of PVC and a 45.5% decline in net sales revenue generated by export sales of EDC. The effects of these declines was partially offset by a 33.7% increase in net sales revenue generated by sales of caustic soda. Net sales revenue generated by export sales of this segment declined by 13.8% to R$220.9 million in 2005 from R$256.2 million in 2004.

Sales volume of PVC increased by 3.3% to approximately 441,900 tons in 2005 from approximately 427,700 tons in 2004. Domestic sales volume of PVC decreased by 3.9% in 2005, principally due to our loss of market share, increased imports of PVC resins and our decision not to lower prices during the first half of 2005, while export sales volume of PVC increased by 89.1%. Average domestic prices for PVC decreased by 9.7% to R$2,747 per ton in 2005 from R$3,042 per ton in 2004, while average export prices for PVC declined by 22.7% to R$1,852 per ton in 2005 from R$2,397 per ton in 2004.

Export sales volume of EDC decreased by 22.4% to approximately 122,200 tons in 2005 from approximately 157,600 tons in 2004, due to the reduction of the portion of our EDC production that was available for sale because of our increased use of EDC for our own PVC production. Average export prices for EDC declined by 29.7% to R$786 per ton in 2005 from R$1,118 per ton in 2004.

Domestic sales volume of caustic soda increased by 2.6% to approximately 455,600 tons in 2005 from approximately 444,000 tons in 2004, principally due to an increase in our market share. Average domestic prices for caustic soda increased by 28.0% to R$986 per ton in 2005 from R$770 per ton in 2004.

Cost of Sales and Gross Profit.    Cost of sales of the Vinyls segment increased by 9.9% in 2005 compared to 2004, primarily as a result of an 8.4% increase in the cost of ethylene.

Gross profit of the Vinyls segment declined by 25.6% in 2005, while gross margin decreased to 29.1% in 2005 from 37.8% in 2004.

Operating Income.    Operating income of the Vinyls segment (which excludes financial income, financial expense and results from investment in associated companies) declined by 31.0% in 2005, primarily as a result of a R$179.5 million decrease in gross profit. The operating margin of the Vinyls segment declined to 24.5% in 2005 from 34.2% in 2004.

Business Development

Net Sales Revenue.    Net sales revenue of our Business Development segment declined by 8.3% in 2005. This decrease was primarily attributable to a 20.2% decrease in net sales revenue generated by sales of PET during 2005, the effects of which were partially offset by a 5.3% increase in net sales revenue generated by sales of caprolactam during 2005. Net sales revenue generated by export sales of this segment increased to R$87.8 million in 2005 from R$56.8 million in 2004.

Sales volume of PET declined by 18.6% to approximately 60,400 tons in 2005 from approximately 74,300 tons in 2004, primarily as a result of our reduced production as a result of a general maintenance shutdown of our PET plant in April 2005. Domestic sales volume of PET decreased by 14.5% in 2005 primarily as a result of competition from low-price PET imports, while exports sales volume of PET declined by 52.7%. Average domestic prices for PET decreased by 1.6% to R$3,547 per ton in 2005 from R$3,605 per ton in 2004, while average export prices for PET declined by 15.8% to R$2,723 per ton in 2005 from R$3,235 per ton in 2004.

Sales volume of caprolactam declined by 1.8% to approximately 48,300 tons in 2005 from approximately 49,100 tons in 2004. Domestic sales volume of caprolactam decreased by 23.2% in 2005, while exports sales volume of caprolactam increased by 147.8%. Average domestic prices for caprolactam increased by 11.7% to R$5,975 per ton in 2005 from R$5,349 per ton in 2004, and average export prices for caprolactam increased by 1.8% to R$5,059 per ton in 2005 from R$4,971 per ton in 2004.

Cost of Sales and Gross Profit.    Cost of sales of the Business Development segment decreased by 2.1% in 2005.

Gross profit of the Business Development segment decreased by 71.2% in 2005, resulting in a gross margin of 2.8% in 2005 compared to 9.0% in 2004.

Operating Income.    Operating income of the Business Development segment (which excludes financial income, financial expense and results from investment in associated companies) declined by 79.3% in 2005, principally as a result of a R$39.8 million decrease in gross profit. The effects of this decrease were partially offset by a 26.9% decrease in selling, general and administrative expenses and an increase in other operating income, net to R$9.2 million in 2005 compared to R$2.6 million in 2004. Operating margin of the Business Development segment decreased to 1.2% in 2005 from 5.3% in 2004.

Year Ended December 31, 2004 Compared with Year Ended December 31, 2003

Consolidated Results

The following table sets forth consolidated financial information for the years ended December 31, 2004 and 2003.

	Year ended December 31,
(In millions of reais)	2004		2003
Net sales revenue	R$	12,389.5	R$	10,300.2
Cost of sales and services rendered		(9,223.0)		(8,224.6)

Gross profit		3,166.5		2,075.6
Selling, general and administrative expenses		(677.0)		(488.4)
Investment in associated companies, net(1)		(107.6)		(170.5)
Depreciation and amortization		(359.7)		(193.5)
Financial expenses, net		(1,238.6)		(711.6)
Other operating income, net		43.0		55.5

Operating income		826.6		567.1
Non-operating expenses, net		(29.8)		(4.5)

Income before income tax and social contribution and minority interest		796.8		562.6
Income tax and social contribution		(85.1)		(121.3)

Income before minority interest		711.7		441.3
Minority interest		(24.6)		(226.2)

Net income	R$	687.1	R$	215.1

(1)	Investment in associated companies, net comprises the following line items in our consolidated statement of operations: equity in the results, amortization of goodwill (negative goodwill), net, foreign exchange variation and tax incentives and other.

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

Cost of Sales and Services Rendered and Gross Profit

Cost of sales and services rendered increased by 12.1% in 2004, primarily as a result of the 29.6% growth in cost of sales and services rendered of our Basic Petrochemicals segment, as well as the 14.9% growth in cost of sales of our Vinyls segment and the 35.5% growth in the cost of sales of our Business Development segment. The increases in cost of sales and services rendered of each of these segments was primarily related to the higher overall direct and indirect cost of naphtha as a result of higher international market prices of naptha. Without giving effect to the proportional consolidation of our jointly controlled companies, our cost of sales and services rendered increased by 13.1% in 2004.

As a result, gross profit increased by 52.6% in 2004. Without giving effect to the proportional consolidation of our jointly controlled companies, gross profit increased by 48.1% in 2004.

Gross profit as a percentage of net sales revenue, or gross margin, for 2004 was 25.6% compared to 20.2% in 2003. Without giving effect to the proportional consolidation of our jointly controlled companies, gross margin increased to 24.8% for 2004 compared to 20.1% in 2003.

Selling, General and Administrative Expenses

Selling, general and administrative expenses increased by 38.6% in 2004, primarily as a result of:

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

Selling, general and administrative expenses represented 5.5% of net sales revenue in 2004 compared to 4.7% of net sales revenue in 2003. Without giving effect to the proportional consolidation of our jointly controlled companies, selling, general and administrative expenses increased by 44.6% in 2004, and selling, general and administrative expenses represented 5.3% of net sales revenue in 2004 compared to 4.4% of net sales revenue in 2003.

Investment in Associated Companies, Net

Investment in associated companies, net, decreased by 36.9% in 2004, primarily as a result of a decrease in amortization of goodwill, principally related to Copesul and Politeno, partially offset by reduced tax incentive benefits and by the R$9.6 million foreign exchange loss recorded in 2004 compared to the R$22.4 million foreign exchange gain recorded in 2003. Without giving effect to the proportional consolidation of our jointly controlled companies, investment in associated companies, net, was a gain of R$73.7 million in 2004 compared to an expense of R$119.4 million in 2003.

Depreciation and Amortization

Depreciation and amortization increased by 85.9% in 2004, primarily as a result of:

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

Financial Expenses, Net

Financial expenses, net, increased by 74.1% in 2004, primarily as a result of the effects of the real/U.S. dollar exchange rate on our U.S. dollar-denominated and U.S. dollar-indexed assets and liabilities and the increased principal amount of foreign-currency denominated debt in 2004. As a result of the 8.9% appreciation of the real against the U.S. dollar in 2004, we recorded:

•	financial income of R$425.4 million related to the exchange rate effect on our U.S. dollar-denominated and U.S. dollar-indexed liabilities; and

•	financial expense of R$335.3 million related to the exchange rate effect on our U.S. dollar-denominated assets.

As a result of the 22.3% appreciation of the real against the U.S. dollar in 2003, we recorded:

•	financial income of R$972.1 million related to the exchange rate effect on our monetary liabilities; and

•	financial expense of R$213.4 million related to the exchange rate effect on our monetary assets.

Without giving effect to the proportional consolidation of our jointly controlled companies, financial expenses, net increased by 79.8% in 2004.

Other Operating Income, Net

Other operating income, net decreased by 22.5% in 2004, primarily as a result of:

•	a decline in insurance recoveries recorded in 2004 to R$1.6 million from R$11.6 million in 2003;

•	a decrease in recovery of taxes and compulsory deposits to R$16.5 million in 2004 from R$28.8 million in 2003; and

•	a decrease in sales of sundry materials to R$11.3 million in 2004 from R$16.9 million in 2003.

These effects were partially offset by a decrease in taxes on intercompany sales as we were no longer required to record taxes on intercompany sales to OPP Química and Nitrocarbono following the mergers of these companies with us in 2004, which taxes amounted to R$24.2 million in 2003. Without giving effect to the proportional consolidation of our jointly controlled companies, other operating income, net decreased by 31.3%.

Operating Income

Operating income increased by 45.8% in 2004. Operating income represented 6.7% of net sales revenue in 2004 compared to 5.5% of net sales revenue in 2003. Without giving effect to the proportional consolidation of our jointly controlled companies, operating income increased by 37.0% in 2004 and represented 6.6% of net sales revenue in 2004 compared to 5.8% of net sales revenue in 2003.

Non-Operating Expenses, Net

Non-operating expenses, net increased to R$29.8 million in 2004 compared to R$4.5 million in 2003. This increase resulted primarily from a reversal of a loss on investment of R$26.9 million in 2003. Without giving effect to the proportional consolidation of our jointly controlled companies, non-operating expenses increased to R$29.2 million in 2004 compared to R$4.6 million in 2003.

Income Tax and Social Contribution

Income tax and social contribution decreased by 29.8% in 2004. This decrease resulted primarily from the increase in deferred income tax of R$25.6 million in 2003 to R$141.4 million in 2004, primarily as a result of a deferred income tax benefit that we recorded in 2004 in connection with our merger with Trikem. Without giving effect to the proportional consolidation of our jointly controlled companies, income tax and social contribution was a benefit of R$10.5 million in 2004 compared to an expense of R$91.8 million in 2003.

Minority Interest

Minority interest decreased by 89.1% in 2004, primarily as a result of elimination of the minority interest in Trikem as a result of our merger with Trikem in January 2004. Without giving effect to the proportional consolidation of our jointly controlled companies, minority interest also decreased by 89.1% in 2004.

Net Income

We recorded net income of R$687.1 million, or 5.5% of net sales revenue, in 2004 compared to net income of R$215.1 million, or 2.1% of net sales revenue, in 2003.

Business Segment Results

The following table sets forth consolidated financial information for our business segments for the years ended December 31, 2004 and 2003.

	Year ended December 31,
(in millions of reais, except percentages)	2004		2003
	Consolidated
Basic Petrochemicals
Net sales revenue	R$	6,480.0	R$	4,765.3
Cost of sales and services rendered		(5,330.1)		(4,111.5)
Gross profit		1,149.9		653.8
Operating income(1)		955.7		499.9
Gross margin (%)		17.7%		13.7%
Operating margin (%)		14.7%		10.5%

Polyolefins
Net sales revenue	R$	3,489.4	R$	3,386.8
Cost of sales		(2,523.0)		(2,719.7)
Gross profit		966.4		667.1
Operating income(1)		767.7		529.5
Gross margin (%)		27.7%		19.7%
Operating margin (%)		22.0%		15.6%

Vinyls
Net sales revenue	R$	1,858.8	R$	1,371.8
Cost of sales		(1,157.1)		(1,007.0)
Gross profit		701.7		364.8
Operating income(1)		635.9		313.7
Gross margin (%)		37.8%		26.6%
Operating margin (%)		34.2%		22.9%

Business Development
Net sales revenue	R$	620.8	R$	455.3
Cost of sales		(564.9)		(416.8)
Gross profit		55.9		38.5
Operating income(1)		32.9		28.8
Gross margin (%)		9.0%		8.5%
Operating margin (%)		5.3%		6.3%

(1)	Operating income does not include financial income, financial expense and investment in associated companies.

Basic Petrochemicals

Net Sales Revenue.    Net sales revenue of the Basic Petrochemicals segment increased by 36.0% in 2004. Significant factors contributing to this increase were:

•	a R$617.5 million, or 60.9%, increase in net sales revenue generated by sales to our other business units (which net sales revenue is eliminated in preparation of our consolidated financial statements);

•	a R$217.3 million, or 119.0%, increase in net sales revenue generated by export sales of benzene;

•	a R$208.9 million, or 22.1%, increase in net sales revenue generated by domestic sales of ethylene to third parties;

•	a R$142.0 million, or 23.8%, increase in net sales revenue generated by domestic sales of propylene to third parties; and

•	a R$131.9 million, or 55.4%, increase in net sales revenue generated by domestic sales of benzene to third parties.

Net sales revenue generated by sales of basic petrochemicals by our Basic Petrochemicals segment to our other segments increased by 65.6% in 2004 to R$1,508.1 million from R$910.7 million in 2003, and net sales revenue generated by sales of utilities by our Basic Petrochemicals segment to our other segments increased by 19.4% in 2004 to R$123.9 million from R$103.8 million in 2003.

Net sales revenue generated by sales of utilities to third parties increased by 4.6% in 2004 to R$293.6 million from R$280.7 million in 2003. Net sales revenue generated by export sales of the Basic Petrochemicals segment increased by 52.9% in 2004 to R$946.1 million from R$618.8 million in 2003.

Export sales volume of benzene increased by 20.3% to approximately 169,500 tons in 2004 from approximately 140,900 tons in 2003, principally due to our strategic decision to increase our exports of benzene to take advantage of the high prices available in the international market. As a result, domestic sales volume of benzene to third parties declined by 2.2% to approximately 154,400 tons in 2004 from approximately 157,900 tons in 2003. Average export prices for benzene increased by 82.2% to R$2,359 per ton in 2004 from R$1,295 per ton in 2003, while average domestic prices for benzene increased by 58.9% to R$2,395 per ton in 2004 from R$1,507 per ton in 2003.

Domestic sales volume of ethylene to third parties increased by 0.5% to approximately 561,800 tons in 2004 from approximately 559,100 tons in 2003. Average domestic prices for ethylene increased by 21.4% to R$2,057 per ton in 2004 from R$1,694 per ton in 2003.

Domestic sales volume of propylene to third parties increased by 4.1% to approximately 415,600 tons in 2004 from approximately 399,200 tons in 2003, principally due to increased demand by other second generation producers of petrochemicals derived from propylene as a result of the economic recovery in Brazil. Average domestic prices for propylene increased by 18.9% to R$1,777 per ton in 2004 from R$1,495 per ton in 2003.

Cost of Sales and Services Rendered and Gross Profit.    Cost of sales and services rendered of the Basic Petrochemicals segment increased by 29.6% in 2004. This increase was primarily attributable to the increase in the average cost of naphtha to R$1,077.2 per ton in 2004 from R$886.1 per ton in 2003 as well as the increase in sales volume in 2004. Naphtha accounted for 82.4% of the Basic Petrochemicals segment’s cost of sales in 2004 and 84.6% in 2003.

Gross profit of the Basic Petrochemicals segment increased by 75.9% in 2004 and gross margin increased to 17.7% in 2004 compared to 13.7% in 2003.

Operating Income.    Operating income of the Basic Petrochemicals segment (which excludes financial income, financial expense and results from investment in associated companies) increased by 91.2% in 2004, principally as a result of a R$496.1 million increase in gross profit. Operating margin of the Basic Petrochemicals segment in 2004 was 14.7% compared to 10.5% in 2003.

Polyolefins

Net Sales Revenue.    Net sales revenue of the Polyolefins segment increased by 3.0% in 2004. This increase was primarily attributable to:

•	a 30.1% increase in net sales revenue generated by domestic sales of polyethylene, led by a 42.9% increase in domestic sales of LLDPE;

•	a 31.0% increase in net sales revenue generated by domestic sales of polypropylene; and

•	a 22.4% increase in net sales revenue generated by export sales of polyethylene.

The effects of these increases were substantially offset by the elimination of certain export transactions that were undertaken in 2003 to support export finance transactions and that were included in net sales revenue generated by export sales of this segment. Net sales revenue generated by export sales of the Polyolefins segment decreased by 45.0% to R$678.6 million 2004 from R$1,233.7 million in 2003.

Domestic sales volume of polyethylene increased by 11.8% to approximately 498,700 tons in 2004 from approximately 446,100 tons in 2003, principally due to increased sales of flexible packaging for food, particularly frozen meat for export, snacks and cookies, as well as long shelf-life beverages. Average domestic prices for polyethylene increased by 16.2% to R$2,984 per ton in 2004 from R$2,567 per ton in 2003.

Domestic sales volume of polypropylene increased by 11.6% to approximately 418,500 tons in 2004 from approximately 374,900 tons in 2003, principally due to the performance of the automotive and the electrical/electronic industries and agricultural sectors. Average domestic prices for polypropylene increased by 17.3% to R$3,155 per ton in 2004 from R$2,689 per ton in 2003.

Export sales volume of polyethylene decreased by 7.2% to approximately 205,900 tons in 2004 from approximately 221,900 tons in 2003, principally due to our decision to sell a greater volume of polyethylene products domestically in light of increased demand in the domestic market. Average export prices for polyethylene increased by 31.9% to R$2,733 per ton in 2004 from R$2,072 per ton in 2003.

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

Operating Income.    Operating income of the Polyolefins segment (which excludes financial income, financial expense and results from investment in associated companies) increased by 45.0% in 2004, primarily as a result of a R$299.3 million increase in gross profit. This effect was partially offset by a R$59.8 million increase in selling, general and administrative expenses as a result of higher sales volumes of polyolefins in the domestic market and an increase in the provision for doubtful accounts of this segment. Operating margin of the Polyolefins segment increased to 22.0% in 2004 compared to 15.6% in 2003.

Vinyls

Net Sales Revenue.    Net sales revenue of the Vinyls segment increased by 35.5% in 2004. This increase was primarily attributable to a 46.6% increase in net sales revenue generated by domestic sales of PVC, supplemented by a 61.9% increase in net sales revenue generated by export sales of EDC and a 17.8% increase in net sales revenue generated by domestic sales of caustic soda. Net sales revenue generated by export sales of this segment increased by 25.8% to R$256.2 million in 2004 from R$203.7 million in 2003.

Domestic sales volume of PVC increased by 15.2% to approximately 394,400 tons in 2004 from approximately 342,400 tons in 2003, principally due to increased sales by the footwear, laminate and wire and cable industries, as well as by the commencement of a recovery of the construction sector. Average domestic prices for PVC increased by 27.3% to R$3,042 per ton in 2004 from R$2,390 per ton in 2003.

Export sales volume of EDC decreased by 1.6% to approximately 157,600 tons in 2004 from approximately 160,100 tons in 2003. Average export prices for EDC increased by 64.4% to R$1,118 per ton in 2004 from R$680 per ton in 2003.

Domestic sales volume of caustic soda increased by 4.1% to approximately 444,000 tons in 2004 from approximately 426,600 tons in 2003, principally due to the increased demand of our clients in the aluminum, paper and cellulose industries. Average domestic prices for caustic soda increased by 13.1% to R$770 per ton in 2004 from R$681 per ton in 2003.

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

Operating Income.    Operating income of the Vinyls segment (which excludes financial income, financial expense and results from investment in associated companies) increased by 102.7% in 2004, primarily as a result of a R$336.9 million increase in gross profit. This effect was partially offset by a R$25.3 million increase in selling, general and administrative expenses, primarily as a result of the increase of our domestic sales volume of vinyls and an increase in the provision for doubtful accounts of this segment. The operating margin of the Vinyls segment increased to 34.2% in 2004 from 22.9% in 2003.

Business Development

Net Sales Revenue.    Net sales revenue of our Business Development segment increased by 36.3% in 2004. This increase was primarily attributable to a 41.7% increase in net sales revenue generated by domestic sales of PET during 2004, a 27.6% increase in net sales revenue generated by domestic sales of caprolactam during 2004 and an increase in net sales revenue generated by export sales of PET to R$26.2 million in 2004 compared to R$3.5 million in 2003. Net sales revenue generated by export sales of this segment increased to R$56.8 million in 2004 from R$34.4 million in 2003.

Domestic sales volume of PET increased by 20.1% to approximately 66,200 tons in 2004 from approximately 55,100 tons in 2003, primarily as a result of the increase in our PET plant’s annual production capacity from 70,000 tons to 78,000 tons during 2004. Average domestic sales prices of PET increased by 18.0% to R$3,605 per ton in 2004 from R$3,056 per ton in 2003.

Domestic sales volume of caprolactam increased by 1.2% to approximately 43,000 tons in 2004 from approximately 42,500 tons in 2003. Average domestic sales prices of caprolactam increased by 26.2% to R$5,349 per ton in 2004 from R$4,237 per ton in 2003.

Export sales volume of PET was approximately 8,100 tons in 2004 compared to approximately 1,200 tons in 2003. Average export sales prices of PET increased by 12.0% to R$3,235 per ton in 2004 from R$2,888 per ton in 2003.

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

Operating Income.    Operating income of the Business Development segment (which excludes financial income, financial expense and results from investment in associated companies) increased by 14.2% in 2004, principally as a result of a R$17.4 million increase in gross profit. Operating margin of the Business Development segment decreased to 5.3% in 2004 from 6.3% in 2003.

Liquidity and Capital Resources

Our principal cash requirements consist of the following:

•	working capital requirements;

•	the servicing of our indebtedness;

•	capital expenditures related to investments in operations, maintenance and expansion of plant facilities;

•	funds required for acquisitions of equity interests in other petrochemical producers; and

•	dividends on our shares, including in the form of interest attributable to shareholders’ equity.

Our principal sources of liquidity have traditionally consisted of the following:

•	cash flows from operating activities;

•	short-term and long-term borrowings; and

•	sales of debt securities in domestic and international capital markets.

During 2005, cash flow generated by operations was used primarily for investing activities, for working capital requirements and to service our outstanding debt obligations. At December 31, 2005, our consolidated cash and cash equivalents and other investments amounted to R$2,281.5 million, including R$178.3 million that has been included in our consolidated financial statements due to the effects of proportional consolidation and to which we do not generally have access because we jointly control our proportionally consolidated companies with third parties. At December 31, 2005, we had working capital of R$1,373.7 million. Without giving effect to the proportional consolidation of our jointly controlled companies, we had working capital of R$779.4 million at December 31, 2005.

Projected Sources and Uses of Cash

We anticipate that we will be required to spend approximately R$2,505.3 million to meet our short-term contractual obligations and commitments and budgeted capital expenditures in 2006, without giving effect to proportional consolidation. We expect that we will meet these cash requirements through a combination of cash generated from operating activities and cash generated by financing activities, including new debt financings and the refinancing of our existing short-term indebtedness as it becomes due.

We anticipate that we will be required to spend approximately R$7,788.9 million to meet our long-term contractual obligations and commitments and budgeted capital expenditures through 2008, without giving effect to proportional consolidation. We anticipate that we will meet these cash requirements through a combination of: (1) cash generated from operating activities; (2) cash generated by financing activities, including new debt financings and the refinancing of our indebtedness as it becomes due; and (3) dividends received from our subsidiaries and jointly controlled companies.

We have commitments from several financial institutions to provide us with financing in the future, including:

•	a commitment from an international financial institution to lend us an aggregate principal amount of up to US$300.0 million or its equivalent in other currencies for use in connection with our capital expenditure program;

•	a commitment from BNDES to lend us an aggregate principal amount of R$48.4 million for use in connection with our capital expenditure program in addition to the remaining amounts to be disbursed under two credit facilities described under “—Liquidity and Capital Resources—Indebtedness and Financing Strategy—Long-Term Indebtedness;” and

•	a commitment from a local financial institution to lend us an aggregate principal amount of up to R$195.0 million for use in connection with the the production of goods and services for export and/or the payment of our obligations.

These commitments are subject to conditions precedent which we believe that we will be able to satisfy in connection with any amounts drawn under these facilities. We pay commitment fees to these financial institutions in connection with their commitments.

Cash Flows

Cash Flows from Operating Activities

Net cash provided by operating activities was R$1,719.4 million in 2005, R$1,916.0 million in 2004 and R$596.9 million in 2003. Without giving effect to the proportional consolidation of our jointly controlled companies, net cash provided by operating activities was R$2,109.1 million in 2005, R$1,662.0 million in 2004 and R$431.9 million in 2003.

The most significant factors in the generation of our consolidated cash flows from operating activities in 2005 were:

•	our net income of R$625.8 million; and

•	longer payment terms for imported raw materials under our raw material financing arrangements, resulting in a R$485.1 million increase in our liabilities to suppliers.

These positive factors contributing to our cash flows from operations were partially offset by the effects of a R$130.3 million increase in our taxes recoverable resulting primarily from our increased level of exports in 2005.

The most significant factors in the generation of our consolidated cash flows from operating activities in 2004 were:

•	our net income of R$687.1 million;

•	the R$1,152.1 million increase in our liabilities to suppliers, principally resulting from longer payment terms for imported raw materials; and

•	the R$289.4 million decrease in taxes recoverable as a result of our use of tax credits to offset R$174.3 million of federal taxes due in 2004.

These positive factors contributing to our cash flows from operations in 2004 were partially offset by the effects of:

•	a R$451.7 million increase in our trade accounts receivable resulting from higher prices for certain of our principal products due to the realignment of our prices with international market prices during 2004;

•	a R$389.6 million increase in inventories primarily as a result of (1) increased production of certain products at the end of 2004 to maintain capacity utilization rates in order to sustain better operational performance, and (2) increased prices for, and higher volumes of, certain of our principal raw materials; and

•	a R$212.3 million decrease in advances from customers primarily as a result of faster delivery of products to our customers.

The significant factors that led to the generation of our consolidated cash flows from operating activities in 2003 included our net income of R$215.1 million, and a R$321.2 million decrease in our taxes recoverable primarily as a result of the use of our tax credits to offset R$364.9 million of our federal tax assessment in 2003. These positive factors contributing to our cash flows from operations in 2003 were partially offset by the effects of, among other factors:

•	a R$612.2 million decrease in our accounts payable to suppliers as a result of our reduced reliance on this high-cost source of liquidity;

•	a R$242.8 million increase in our trade accounts receivable resulting from higher prices for certain of our principal products due to our realignment of the prices of certain of our principal products with international market prices in 2003; and

•	a R$197.7 million increase in inventories resulting from our increased production of certain products for inventory in late 2003 in anticipation of the shutdown of our Olefins 2 and Aromatics units for maintenance in early 2004.

Cash Flows Used in Investing Activities

Investing activities used net cash of R$1,048.0 million during 2005, R$1,014.4 million during 2004 and R$469.4 million in 2003. Without giving effect to the proportional consolidation of our jointly controlled companies, investing activities used net cash of R$973.5 million during 2005, R$815.9 million during 2004 and R$494.8 million in 2003.

During 2005, investing activities for which we used cash on a consolidated basis primarily consisted of additions to equipment related to the increase of our annual PVC production capacity at our Alagoas PVC plant by 50,000 tons, the increase of our annual polyethylene production capacity in the Northeastern Complex by 30,000 tons and capital expenditures that are expected to increase our annual polyethylene production capacity in the Northeastern Complex by 30,000 tons when completed in 2006. In addition, we used R$150.0 million to perform maintenance on our plants during scheduled shutdowns during 2005 and R$150.0 million in our safety, health and environmental programs.

During 2004, investing activities for which we used cash on a consolidated basis primarily consisted of additions to equipment related to the increase of our annual polypropylene production capacity in the Southern Complex by 100,000 tons, the increase of our annual paraxylene production capacity in the Northeastern Complex by 50,000 tons and capital expenditures related to the increase of our annual PVC production capacity at our Alagoas PVC plant by 50,000 tons. In addition, we used R$210.1 million to perform maintenance of our plants during scheduled shutdowns during 2004.

In 2003, investing activities for which we used cash on a consolidated basis primarily consisted of additions to property, plant and equipment related to upgrading, maintaining and modernizing the Olefins 1 unit of our Basic Petrochemicals Unit during a scheduled shutdown.

Cash Flows from Financing Activities

Financing activities used net cash of R$329.7 million during 2005 and provided net cash of R$166.0 million during 2004 and R$379.1 million in 2003. Without giving effect to the proportional consolidation of our jointly controlled companies, financing activities used net cash of R$754.4 million during 2005, and provided net cash of R$309.5 million during 2004 and R$481.9 million in 2003.

During 2005, our principal sources of long-term borrowed funds consisted of:

•	issuances of our 9.75% Perpetual Bonds in an aggregate principal amount of US$150.0 million, our 9.375% Senior Notes due 2015 in an aggregate principal amount of US$150.0 million, our 13th issue of debentures in an aggregate principal amount of R$300.0 million, and quotas (shares) by Chemical Credit Rights Investment Fund II in the aggregate amount of R$400.0 million; and

•	loans of US$111.7 million under two syndicated credit agreements and US$45.0 million under a pre-export finance facility.

During 2005, we used cash to repay:

•	R$2,338.8 million of our short-term debt, principally debt denominated in foreign currencies, including US$247.3 million under advances on export contracts (Adiantamentos sobre Contratos de Exportação), US$213.8 million under our export prepayment agreements, US$146.7 million under our raw materials financing arrangements, and US$65.0 million of 9.25% notes due 2005 issued under our medium-term note program; and

•	R$617.2 million of our long-term debt, including US$150 million of our 9.375% Senior Notes due 2015 and US$100 million of our 10.625% Notes due 2007.

We also repaid R$124.7 million of borrowings under four loan agreements with Copesul Trading International Inc., a related party, during 2005.

During 2004, we recorded a capital increase of R$1,211.0 million as a result of our sale of 53,820,000 of our class A preferred shares in a global offering, principally conducted in the United States and Brazil. During 2004, our principal sources of long-term borrowed funds consisted of:

•	issuances in an aggregate amount of US$250.0 million under our medium-term note program, R$1,200.0 million under our 11th issue of debentures, and R$300.0 million under our 12th issue of debentures; and

•	loans of US$200.0 million under a syndicated secured export prepayment facility and US$50.0 million under an export prepayment facility.

During 2004, we used cash to repay:

•	R$4,595.7 million of our short-term debt, including (1) the short-term portion of our 11th issue of debentures, (2) our 11.0% notes due 2004 at maturity and the first tranche of an export prepayment credit facility, and (3) the second tranche of an export prepayment credit facility; and

•	R$991.6 million of our long-term debt, including the prepayment of the long-term portion of our 11th issue of debentures.

We also borrowed R$39.9 million on market terms from related parties, principally from Copesul Trading International Inc., to finance our working capital requirements during 2004 and repaid R$109.2 million of borrowings from Copesul Trading International Inc.

In 2003, our principal source of long-term borrowed funds consisted of issuances in an aggregate amount of US$461.0 million under our medium-term note program and US$30.0 million of proceeds of a syndicated, secured pre-export finance facility. We used cash in 2003 to repay R$389.3 million of our outstanding long-term debt and to repay R$1,259.4 million of our outstanding short-term debt as part of our strategy to increase the average maturity of our indebtedness. We borrowed R$833.6 million on market terms from related parties, principally from Copesul Trading International Inc. and Petroflex, to finance our working capital requirements during 2003 and repaid R$843.2 million to these related parties.

Between May 20, 2002 and March 31, 2005, we did not have retained earnings (but rather had an accumulated deficit) and accordingly did not pay dividends or interest attributable to stockholders’ equity in 2003 or 2004. In December, 2004, we offset our accumulated deficit against our tax incentive reserve. On April 12, 2005, we paid a distribution of R$204.2 million, including R$170.0 million that was paid in the form of interest attributable to shareholders’ equity and R$34.2 million that was paid in the form of dividends.

On April 18, 2006, we paid a distribution of R$325.7 million, including R$270.0 million that was paid in the form of interest attributable to shareholders’ equity and R$55.7 million that was paid in the form of dividends.

Unless our board of directors deems it inconsistent with our financial position, payment of dividends is mandatory under our by-laws and also is required under agreements with two of our shareholders and, consequently, may give rise to a significant cash requirement in future periods. Without giving effect to the proportional consolidation of our jointly controlled companies, we recorded dividend payments and interest attributable to shareholders’ equity of R$209.3 million in 2005, R$4.2 million in 2004 and R$72.3 million in 2003 in our consolidated financial statements.

Indebtedness and Financing Strategy

At December 31, 2005, our total outstanding indebtedness on a consolidated basis, excluding related party debt, was R$5,361.1 million, consisting of R$904.3 million of short-term indebtedness, including current portion of long-term indebtedness (or 16.9% of our total indebtedness), and R$4,456.8 million of long-term indebtedness (or 83.1% of our total indebtedness). Without giving effect to the proportional consolidation of our jointly controlled companies, at December 31, 2005, our total outstanding indebtedness was R$5,003.8 million, consisting of R$620.2 million of short-term indebtedness, including current portion of long-term indebtedness, and R$4,383.6 million of long-term indebtedness.

On a consolidated basis, our real-denominated indebtedness at December 31, 2005 was R$2,614.5 million, and our foreign currency-denominated indebtedness was R$2,746.6 million. Without giving effect to the proportional consolidation of our jointly controlled companies, our real-denominated indebtedness at December 31, 2005 was R$2,329.9 million, and our foreign currency-denominated indebtedness was R$2,673.9 million. At December 31, 2005, our total outstanding indebtedness to related parties on a consolidated basis was R$6.1 million.

Our financing strategy has been to continue to extend the average maturity of our outstanding indebtedness, including by repaying short-term debt through longer-term borrowings and issuing longer-term debt securities, in order to increase our liquidity levels and improve our strategic, financial and operational flexibility. Our financing strategy over the next several years involves maintaining adequate liquidity and a debt maturity profile that is compatible with our anticipated cash flow generation. In addition, we do not expect our capital expenditures to adversely affect the quality of our debt leverage ratios or our disciplined approach to capital allocation.

Short-Term Indebtedness

Our consolidated short-term debt, including debentures and current portion of long-term debt, but excluding related party debt, decreased to R$904.3 million at December 31, 2005 from R$1,790.9 million at December 31, 2004. Without giving effect to the proportional consolidation of our jointly controlled companies, our short-term debt decreased to R$620.2 million at December 31, 2005, compared to R$1,522.1 million at December 31, 2004.

We maintain short-term finance lines denominated in reais with a number of financial institutions in Brazil. Although we have no committed lines of credit with these financial institutions, we believe that we will continue to be able to obtain sufficient credit to finance our working capital needs based on current market conditions. At

December 31, 2005, the consolidated outstanding balance under our working capital lines denominated in reais was R$73.8 million. Without giving effect to the proportional consolidation of our jointly controlled companies, we did not have an outstanding balance under our working capital lines denominated in reais.

We also obtain advances on certain export contracts from a variety of Brazilian financial institutions. These advances generally have a maturity of less than one year and relatively low interest rates. These advances on export contracts are generally secured by receivables to be generated from future export sales under those contracts. At December 31, 2005, our consolidated outstanding advances on export contracts totaled R$36.3 million (US$15.5 million). See note 15 to our consolidated financial statements included in this annual report. Without giving effect to the proportional consolidation of our jointly controlled companies, at December 31, 2005, we did not have any outstanding advances on export contracts.

In addition, we have incurred import financing for raw materials from various domestic and international institutions. These advances have a maturity of less than one year and bear interest at LIBOR plus a spread which varied between 0.45% and 2.50% during the year. These financings are generally evidenced by promissory notes. At December 31, 2005, our consolidated outstanding advances under our import financing arrangements totaled R$50.2 million (US$21.4 million). Without giving effect to the proportional consolidation of our jointly controlled companies, our outstanding advances under our import financing arrangements at December 31, 2005 were R$31.1 million (US$13.3 million).

Long-Term Indebtedness

The following table sets forth selected information with respect to certain of our principal outstanding long-term debt instruments at December 31, 2005.

Instrument	Outstanding principal amount at December 31, 2005	Final maturity	Principal covenants
Debentures:
13th Issue of Debentures	R$300.0 million	June 2010	Financial ratios
12th Issue of Debentures	R$300.0 million	June 2009	Financial ratios, limitations on liens, dividends, asset sales and investments

Subordinated Convertible Debentures	R$855.8 million	July 2007	Limitation on liens, indebtedness and investments

Medium-Term Notes:
12.50% Notes due 2008	US$275.0 million	November 2008	Limitations on liens, dividends, indebtedness, related party transactions, investments, and mergers
11.75% Notes due 2014	US$250.0 million	January 2014	Limitations on liens, dividends, indebtedness, related party transactions, asset sales, and mergers

Other Fixed-Rate Notes:
9.0% Notes due 2007	US$150.0 million	June 2007	Limitations on liens
9.375% Notes due 2015	US$150.0 million	June 2015	Limitations on liens, related party transactions and mergers
9.75% Perpetual Bonds	US$150.0 million	—	Limitations on liens, related party transactions and mergers

Bank Credit Facilities:
Bank Loan (construction financing)	US$7.5 million	December 2007	Limitations on liens and mergers
Secured Credit Agreement (construction financing)	R$60.3 million	June 2016	Limitation on liens and asset sales
Syndicated Credit Agreement	US$44.5 million	March 2012	Financial ratios, limitations on liens, related party transactions, mergers and asset sales
Syndicated Credit Agreement	US$56.2 million	June 2012	Financial ratios, limitations on liens, related party transactions, mergers and asset sales

Instrument	Outstanding principal amount at December 31, 2005	Final maturity	Principal covenants

Acquisition Financing:
BNDESPAR Loan	R$167.7 million	August 2006	Limitation on share transfers

Export Finance Facilities:
Customer Export Prepayment	US$15.9 million	June 2006	Financial ratios, limitations on liens, dividends, indebtedness, investments, mergers, related party transactions and asset sales
Syndicated Secured Export Prepayment Facility	US$175.0 million	June 2009	Financial ratios, limitations on liens, dividends, investments, indebtedness, asset sales, related party transactions and mergers
Export Prepayment Facility	US$20.0 million	October 2006 (repaid in January 2006)	Financial ratios, limitations on liens and asset sales
Pre-Export Finance Facility	US$36.8 million	January 2008

Many of our debt instruments require that we comply with financial covenants that we must maintain, the most restrictive of which are as follows:

•	net debt to EBITDA less than or equal to 4.0 to 1.0 at the end of and for each fiscal quarter until maturity; and

•	EBITDA to net financial expenses greater than or equal to 3.5 to 1.0 at the end of and for each fiscal quarter until maturity.

We also are required to maintain a maximum ratio of short-term net debt to EBITDA for a particular fiscal quarter if our net debt to EBITDA ratio is greater than a specified level or our EBITDA to net financial expenses ratio is less than a specified level.

The definitions of EBITDA contained in these instruments vary. In the instruments containing the most restrictive financial ratios described above, EBITDA is calculated differently than under the medium-term note program and is generally defined, for purposes of the net debt to EBITDA ratio and the EBITDA to net financial expenses ratio, as operating income less financial expenses, taxes, depreciation and amortization, plus dividends and interest attributable to shareholders’ equity paid to us by our unconsolidated associated companies. In contrast to EBITDA as calculated under the medium-term note program covenant, the calculation of EBITDA under these instruments for purposes of these ratios does not eliminate the effect of proportional consolidation under Instruction 247. However, these instruments exclude the effect of proportional consolidation for purposes of calculating the short-term net debt to EBITDA ratio.

For the fiscal year ended December 31, 2005, we reported the following financial ratios to our creditors under the instruments containing our most restrictive debt covenants:

•	net debt to EBITDA of 1.3 to 1.0; and

•	EBITDA to net financial expenses of 6.1 to 1.0.

Accordingly, we were in compliance with these financial covenants at December 31, 2005, and we believe that we will be able to comply with these financial covenants for the foreseeable future. In addition, we believe that our compliance with these financial covenants will not adversely affect our ability to implement our financing plans.

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

At December 31, 2005, R$566.2 million of our real-denominated debt and R$183.9 million of our foreign currency-denominated debt (in each case, excluding related party debt) was secured. In order to secure this debt, we have pledged (1) some shares owned by our company in subsidiaries and affiliates, including shares of Copesul and Politeno, (2) certain of our property and equipment and (3) certain of our accounts receivable. The security arrangements for our secured debt vary depending on the transaction.

The following discussion briefly describes certain of our significant financing transactions. We have assumed the obligations of predecessor companies, including, among others, OPP Química (and its predecessor OPP Petroquímica) and Trikem, under these financing transactions as a result of the mergers of these companies into our company.

13th Issue of Debentures.    On June 1, 2005, we issued our 13th issue of unsecured non-convertible debentures in a single series of 30,000 debentures, each with a par value of R$10,000. The principal amount of these debentures is payable in full on June 1, 2010, and these debentures bear interest at a rate of 104.1% of the CDI rate per annum payable semi-annually in arrears in June and December of each year.

12th Issue of Debentures.    On June 1, 2004, we issued our 12th issue of secured non-convertible debentures in a single series of 3,000 debentures, each with a par value of R$100,000. These debentures are secured by a pledge of one of our long-term customer contracts and a related collection account, which pledge may be replaced or supplemented by a pledge of some of our current and future customer receivables, as well as by certain of our cash and cash equivalents if the value of the original pledge falls below a certain specified minimum level. The principal amount of these debentures is payable in full on June 1, 2009, and these debentures bear interest at the rate of 117% of the CDI rate per annum, payable semi-annually. We have the right to redeem these debentures at any time on or after June 1, 2007.

Subordinated Convertible Debentures.    On May 31, 2002, OPP Produtos Petroquímicos S.A., or OPP Produtos, issued subordinated convertible debentures. As a result of our merger with OPP Produtos on August 16, 2002, these debentures became our obligations. The original principal amount of these debentures was R$591.9 million. At December 31, 2005, the outstanding amount of these debentures was R$999.3 million (including interest). Interest and monetary adjustment on these debentures accrues at the TJLP plus 5.0% per annum and will be accreted until their maturity on July 31, 2007. ODBPAR Investments, as the holder of these debentures, has the option to convert the debentures into shares of our share capital at any time. The initial conversion price of these debentures was R$12.19 per class A preferred share, plus accrued interest. The conversion price increases at a rate equal to the TJLP less 6.0% per annum from the date of the issuance of these debentures. At March 31, 2006, the conversion price of these debentures was R$14.23 per class A preferred share. Upon conversion, we will issue class A preferred shares up to the legal limit for preferred shares of two-thirds of our total share capital. After this two-thirds limit is reached, we will issue any remaining shares to be converted in the following proportions: one-third in common shares; and two-thirds in class A preferred shares. If ODBPAR Investments had exercised its option to convert these debentures in full on May 31, 2006, ODBPAR Investments would have received 24,718,773 of our common shares and 49,437,545 of our class A preferred shares in exchange for these debentures.

Medium-Term Note Program.    On July 16, 2003, we established a medium-term note program permitting us to issue up to US$500.0 million aggregate principal amount of notes with maturities of up to five years from date of issuance. On December 16, 2003, we amended our medium-term note program to increase the maximum aggregate principal amount that we are permitted to issue to US$1.0 billion and to extend the maximum maturity of the notes issued under the program to ten years from the date of issuance. We have two series of outstanding notes under the program.

Between November 5, 2003 and November 26, 2003, we issued and sold US$275.0 million aggregate principal amount of our 12.50% Notes due 2008. Interest on these notes is payable semi-annually in arrears in May and November of each year and these notes mature on November 5, 2008.

On January 22, 2004, we issued and sold US$250.0 million in aggregate principal amount of our 11.75% Notes due 2014 under the medium-term note program. Interest on these notes is payable semi-annually in arrears in January and July of each year and these notes mature on January 22, 2014.

Fixed Rate Notes.    On June 25, 1997, we issued and sold US$150.0 million aggregate principal amount of our 9.0% Notes due 2007. Interest on these notes is payable semi-annually in arrears in June and December in each year, and these notes mature on June 25, 2007.

On July 24, 1997, Trikem issued and sold US$250.0 million aggregate principal amount of its 10.625% Notes due 2007. We assumed the obligations of Trikem under these notes as a result of the merger of Trikem with and into our company on January 15, 2004. On July 24, 2005, we repurchased these notes and amended and restated their terms. As amended and restated, these notes bear interest at the rate of 9.375% per annum, payable semi-annually in arrears in June and December in each year and mature on June 1, 2015. On August 24, 2005, we exchanged US$150.0 million aggregate principal amount of these notes for US$150.0 million aggregate principal amount of outstanding notes issued by one of subsidiaries on June 1, 2005 and guaranteed by our company.

On June 17, 2005, we issued and sold US$150.0 million aggregate principal amount of our 9.75% Perpetual Bonds. Interest on these bonds is payable quarterly in arrears in March, June, September and December in each year. We may, at our option, redeem these bonds, in whole but not in part, at 100% of their principal amount plus accrued interest and additional amounts, if any, on any interest payment date on or after June 17, 2010.

Bank Credit Facilities.    In January 1998, several financial institutions granted a loan in the amount of US$30.0 million to Proppet to finance construction of its PET plant in Camaçari, Bahia. This loan has since been amended to, among other provisions, reflect the merger of Proppet with and into our company. ODBPAR Investments, Norquisa and Mitsubishi have guaranteed this loan. ODBPAR Investments and Norquisa have also agreed to reimburse Mitsubishi for any payments that it makes in respect of this guarantee if we default on our payment obligations under the loan. To guarantee their reimbursement obligations, Norquisa and ODBPAR Investments have caused our company to grant Mitsubishi a second mortgage on its DMT and PET plants and to pledge the equipment related to its DMT and PET production. The loan amortizes in equal semi-annual installments until its final maturity in December 2007. The loan bears interest at the rate of LIBOR plus 3.875% per annum, payable semi-annually in arrears in June and December of each year. Ninety-five percent of the principal and interest of this loan is supported by insurance from Nippon Export and Investment Insurance, and we pay annual premiums in yen for this insurance. At December 31, 2005, the outstanding principal amount of this loan was US$7.5 million.

On June 30, 2004, we entered into a secured credit agreement in the aggregate amount of R$152.7 million to finance capital expenditures in certain of our plants located in the Northeastern Complex and in Alagoas that we made in 2004 and 2005. The loans under this credit agreement are secured by a first mortgage on our PVC plant located in São Paulo and our chloro-soda plant located in the Northeastern Complex, as well as by a purchase-money security interest in machinery and equipment that we have and will purchase with the proceeds of this loan. Under this credit agreement, we are required to invest up to R$65.4 million of our own funds in accordance with an investment schedule as a condition precedent to disbursements of the loans. As of December 31, 2005, we have invested R$41.0 million on capital expenditures included on this investment schedule, including loans to our company in the aggregate principal amount of R$28.7 million disbursed by the lender. The loans under this credit agreement bear interest at the rate of 14.0% per annum, payable quarterly in arrears through June 30, 2008 and thereafter monthly in arrears through June 30, 2016. The lender under this credit agreement may modify the interest rate annually based on fluctuations in the TJLP during the preceding year and upon written notice to our company. The principal amount of these loans is payable in 96 equal monthly installments, commencing on July 30, 2008. At December 31, 2005, the outstanding principal amount under this credit agreement was R$60.3 million.

On March 24, 2005, we borrowed the Japanese yen equivalent of US$50 million under a syndicated credit agreement dated March 8, 2005. The proceeds of this loan were required to be used for capital expenditures related to our Braskem+ program. This loan bears interest at the rate of six-month Tokyo Inter-Bank Offered Rate plus 0.95% per annum, payable semi-annually in arrears. Principal on this loan is payable in 11 equal installments beginning in March 2007 with a final maturity date in March 2012. In connection with this loan, we entered into a swap contract in the total amount of this debt, which effectively modifies the interest rate to 101.59% of CDI. The maturities, currency, rates and amounts of the swap contract correspond to the terms of the loan. Ninety-five percent of the commercial risk of this loan and 97.5% of the political risk of this loan are supported by insurance from Nippon Export and Investment Insurance, for which we paid a lump-sum premium in yen. At December 31, 2005, the outstanding principal amount under this credit agreement was US$44.5 million.

On September 20, 2005, we borrowed the Japanese yen equivalent of US$60 million under a syndicated credit agreement dated June 30, 2005. The proceeds of this loan were required to be used for capital expenditures related to the Braskem+ program. This loan bears interest at the rate of six-month Tokyo Inter-Bank Offered Rate plus 0.95% per annum, payable semi-annually in arrears. Principal on this loan is payable in 11 equal installments beginning in June 2007 with a final maturity date in June 2012. In connection with this loan, we entered into a swap contract in the total amount of this debt, which effectively modifies the interest rate to 104.4% of CDI. The maturities, currency, rates and amounts of the swap contract correspond to the terms of the loan. Ninety-five percent of the commercial risk of this loan and 97.5% of the political risk of this loan are supported by insurance from Nippon Export and Investment Insurance, for which we paid a lump-sum premium in yen. At December 31, 2005, the outstanding principal amount under this credit agreement was US$56.2 million.

Acquisition Financing.    In September 2001, BNDESPAR Participações S.A.—BNDESPAR or BNDESPAR, sold 1,000,000,000 class B preferred shares of Nova Camaçari for a purchase price of R$163.9 million and, as part of this transaction, BNDESPAR extended a loan to Nova Camaçari in a principal amount equal to the purchase price. We acquired Nova Camaçari on July 25, 2001 and merged with Nova Camaçari in September 2001. This loan bears interest at the TJLP plus 4.0% per annum, payable annually each August 15, and matures on August 15, 2006. At December 31, 2005, the outstanding principal amount of this loan was R$167.7 million.

Subject to the preemptive rights of existing shareholders, BNDESPAR has the option to convert the principal amount of and accrued interest on this loan into our class A preferred shares at any time prior to the maturity of this loan. If this loan is converted in connection with a public offering, the conversion price will be the offering price. If this loan is converted other than in connection with a public offering, the conversion price will be the weighted average of the average daily prices for our class A preferred shares on the São Paulo Stock Exchange during the 60 days prior to the conversion, or, if greater, the offering price in our last public offering occurring within the nine months prior to the conversion, if any, monetarily restated by the IGP-M. At May 31, 2006, the conversion price would have been R$15.62 per share. If BNDESPAR had exercised its option to convert this loan in full on May 31, 2006, BNDESPAR would have been entitled to receive 11,864,558 of our class A preferred shares in exchange for this loan. Our bylaws require that no more than two-thirds of our total share capital be represented by preferred shares. In the event that at the time that BNDESPAR exercises its option we are unable to issue the number of shares of class A preferred shares to which BNDESPAR is then entitled, we expect that we and BNDESPAR will mutually agree on an alternative that will satisfy the provisions of our bylaws.

Upon conversion, we will issue class A preferred shares up to the legal limit for preferred shares of two-thirds of our total share capital. After this two-thirds limit is reached, we will issue any remaining shares to be converted in the following proportions: one-third in common shares; and two-thirds in class A preferred shares.

Export Prepayment Facilities.    In December 2002, OPP Química entered into a prepayment advance for products to be exported to a foreign customer in the amount of US$97.2 million. This prepayment advance bore interest at the rate of six-month LIBOR plus 3.75% per annum until December 9, 2004. On December 9, 2004, this prepayment advance was amended to reduce the interest rate on this prepayment advance to the rate of six-month LIBOR plus 1.25% per annum. This prepayment advance will be paid through partial semi-annual shipments from December 2003 to June 2006. Our obligation to deliver export products is guaranteed by a surety bond. At December 31, 2005, the outstanding principal amount of this prepayment advance was US$15.9 million.

On June 7, 2004, Overseas III Export Ltd., a special purpose company created by QSPV Limited, entered into a US$200.0 million syndicated credit agreement. During June 2004, US$70.0 million was disbursed to Overseas III Export Ltd. and lent by Overseas III Export Ltd. to our company on identical terms and conditions as those contained in the syndicated credit agreement. During August 2004, the remaining US$130.0 million was disbursed to Overseas III Export Ltd. and lent by Overseas III Export Ltd. to our company on the identical terms and conditions as those contained in the syndicated credit agreement. The loan to Overseas III Export Ltd. has been guaranteed by our company and is secured by certain of our exports. The first tranche of this loan in the principal amount of US$145.0 million bore interest at the rate of six-month LIBOR plus 3.5% per annum, payable semi-annually in arrears, until June 30, 2005. The second tranche of this loan in the principal amount of US$55.0 million bore interest at the rate of six-month LIBOR plus 4.5% per annum, payable semi-annually in arrears, until June 30, 2005. On June 30, 2005, the syndicated credit agreement was amended to combine the two tranches into one and to reduce the interest rate on the outstanding principal amount of this loan to the rate of six-month LIBOR plus 1.45% per annum. Principal on this loan is payable in eight semi-annual installments beginning in December 2005. At December 31, 2005, the outstanding principal amount of this loan was US$175.0 million.

On July 21, 2004, we entered into an export prepayment facility in an aggregate amount of US$50.0 million. The loan under this facility is secured by certain of our export receivables and bears interest at a rate of three-month LIBOR plus 3.0% per annum, payable quarterly in arrears commencing on January 21, 2005. The principal amount of this facility is payable in eight equal quarterly installments beginning in January 2005. At December 31, 2005, the outstanding principal amount under this export prepayment facility was US$20.0 million. The outstanding principal amount of this facility was prepaid on January 21, 2006.

On January 19, 2005, we entered into a pre-export finance facility in an aggregate principal amount of US$45.0 million. The loans under this facility are secured by certain of our export receivables and bear interest at a rate of three-month LIBOR plus 1.00% per annum, payable quarterly in arrears commencing on April 30, 2005. The principal amount of this facility is payable in 11 equal quarterly installments beginning on July 31, 2005, with a final maturity date of January 31, 2008. At December 31, 2005, the outstanding principal amount under this facility was US$36.8 million.

BNDES Development Loans.    We maintain credit facilities that are granted directly or indirectly by BNDES, the Brazilian federal government development bank, to fund general capital expenditures associated principally with the expansion of our production capacity, environmental projects and the development of operation control centers, laboratories and waste treatment station, of which R$189.1 million principal amount was outstanding at December 31, 2005. Amounts borrowed from BNDES are secured by a pledge of certain equipment and machinery owned by us. The interest rate on most of the amounts we borrowed from BNDES is based on the TJLP plus a margin of 2% to 5% per annum. Other amounts borrowed from BNDES bear interest at a government reference rate (the Taxa Referencial), plus a margin of 6.5%, or at a rate based on the Monetary Unit of BNDES (Unidade Monetária do BNDES, or UM), a BNDES rate based on a basket of currencies (which rate reflects the daily exchange rate fluctuations in the currencies in which BNDES borrows), plus a margin. The principal and interest on these credit facilities is payable monthly through July 2007.

On June 24, 2005, we entered into two credit facilities with BNDES under which BNDES will disburse loans in an aggregate principal amount of approximately R$336.2 million. The proceeds of the first credit facility are R$84.2 million, which we will use to finance capital expenditures related to (1) the 50,000 ton increase in the annual production capacity of our Alagoas PVC plant, and (2) a project to use polypropylene in the disposable plastics market. The proceeds of the second credit facility are R$252.0 million, which we will use to finance capital expenditures related to (1) the 100,000 ton increase in the annual production capacity of one of our polypropylene plants located in the Southern Complex, and (2) quality, productivity, environmental, health and safety projects at our plants. These credit facilities are secured by a letter of credit. This letter of credit may be substituted by (1) a mortgage on one of our plants located in the Southern Complex (including the land on which this plant is located, as well as certain of the equipment, machinery and improvements in this plant) and (2) a guarantee by Odebrecht. Amounts under the first credit facility will be disbursed in two tranches, and amounts under the second credit facility will be disbursed in three tranches. The first tranche of these credit facilities in an aggregate principal amount of R$12.6 million and R$37.8 million, respectively, bears interest at a rate based on the UM plus a margin of 4% per annum. The other tranches of these credit facilities bear interest at the TJLP plus a margin of 4% per annum. Interest is payable on the first credit facility quarterly from July 15, 2005 through July 15, 2007 and monthly thereafter through maturity. The outstanding principal amount of the first credit facility is payable in 48 equal, successive monthly installments beginning on August 15, 2007. Interest is payable on the first and second tranches of the second credit facility quarterly from July 15, 2005 through January 15, 2007 and monthly thereafter through maturity. The outstanding principal amount of the first and second tranches of the second credit facility is payable in 48 equal, successive monthly installments beginning on February 15, 2007. Interest is payable on the third tranche of the second credit facility quarterly from July 15, 2005 through July 15, 2008 and monthly thereafter through maturity. The outstanding principal amount of the third tranche of the second credit facility is payable in 42 equal, successive monthly installments beginning on August 15, 2008. At December 31, 2005, the outstanding principal amount under the first of these credit facilities was R$23.2 million and the outstanding principal amount under the second of these credit facilities was R$108.1 million.

FINEP Credit Facility.    On March 8, 2005, we entered into a credit facility with Financiadora de Estudos e Projetos, or FINEP, a technology funding institution of the Ministry of Science and Technology of Brazil, in an aggregate principal amount of R$84.9 million, to be disbursed in eight quarterly installments, beginning on March 15, 2005, with the final disbursement on March 15, 2007. We are required to use the proceeds disbursed under this credit facility for capital expenditures at the Braskem Center for Innovation and Technology operated by our Polyolefins Unit, the research and development pilot plant of our Vinyls Unit, and the research center of our Vinyls Unit. Under this credit facility, we are required to invest at least R$9.4 million of our own funds in these projects. The loans bear interest at a rate of TJLP plus 5% per annum, payable quarterly in arrears commencing on June 15, 2005. However, we may be required to pay interest at only the TJLP, depending on the financial condition and liquidity of the National Scientific and Technological Development Fund (Fundo Nacional de Desenvolvimento Científico e Tecnológico) at any given time. The principal amount under this credit facility will be payable in 61 equal monthly installments beginning on March 15, 2007, with a final maturity date of March 15, 2012. At December 31, 2005, the outstanding principal amount under this credit facility was R$22.1 million. Our obligation to make payments under this credit facility is guaranteed by a surety bond.

Quotas (shares) subject to mandatory redemption.    We have retained an interest in subordinated quotas (shares) of two receivables securitization funds described below. The receivables securitization funds are consolidated under Brazilian GAAP to the extent that we retain the majority of the possible losses. We have entered into these arrangements in order to increase our liquidity, as it enables us to receive immediate payment for purchases of petrochemical products by clients to whom we provide short-term trade financing in the ordinary course of our business.

Beginning on January 1, 2005, pursuant to CVM Instruction 408, we are required to consolidate special purpose entities in our financial statements if specific criteria are met. See “Introduction—Financial Statements.”

Chemical Credit Rights Investment Fund.    On November 6, 2003, our company, Trikem and Polialden entered into a receivables purchase and sale agreement with a special purpose receivables investment fund under which our company, Trikem and Polialden agreed to sell to the fund from time to time, without recourse, certain trade receivables represented by negotiable invoices (duplicatas). As a result of the merger of Trikem into our company in January 2004, we assumed Trikem’s rights and obligations under this agreement. As a result of the merger of Polialden into our company on May 31, 2006, we assumed Polialden’s rights under this agreement. Under this agreement, this fund may purchase these receivables using (1) the net proceeds that it obtains from the sale of interests, or senior quotas, in the fund to certain qualified investors in Brazil and (2) past due receivables that our company has previously sold to the fund and, although not obligated to do so, agreed to repurchase. The fund also may invest a portion of such net proceeds in cash and certain cash equivalents. The aggregate amount of the quotas of all series outstanding at any time may not exceed R$500.0 million. Each series of quotas will have a maturity of not less than 12 months from the date of issuance and will amortize on June 15 and December 15 of each year. The amortization payments will include amounts in respect of interest calculated as a multiple of the CDI rate.

The fund may cause the early amortization of quotas to the extent necessary to meet specified coverage ratios or to ensure that receivables constitute at least a specified percentage of the fund’s net worth. We also agreed to purchase subordinated quotas from the fund to the extent necessary to enable the fund to meet specified coverage ratios, whether measured on periodic calculation dates or measured on a pro forma basis before the issuance of quotas to investors. In addition, we are required to maintain an insurance policy covering an aggregate amount of 20% of the value of any series of quotas issued by the fund, and the fund may demand payment under the insurance policy in the amount of the receivables under any negotiable invoice for which documents necessary to pursue a collection action against the applicable obligor are unavailable.

On December 15, 2003, the fund issued R$100.0 million in aggregate amount of quotas, and on January 9, 2004, the fund issued another R$100.0 million in aggregate amount of quotas. These quotas will mature on December 15, 2006. The first series of quotas consists of 8,000 quotas, each with a unit value of R$25,000. The quotas began amortizing on June 15, 2004, and the amortization payments include a targeted (but not guaranteed) amount of interest at a rate of 113.5% of the CDI rate based on market conditions. At December 31, 2005, we held R$26.4 million of subordinated quotas.

Chemical Credit Rights Investment Fund II.    On November 30, 2005, our company and Polialden entered into a receivables purchase and sale agreement with a special purpose receivables investment fund under which our company and Polialden agreed to sell to the fund from time to time, without recourse, certain trade receivables represented by negotiable invoices (duplicatas). As a result of the merger of Polialden into our company on May 31, 2006, we assumed Polialden’s rights under this agreement. Under this agreement, this fund may purchase the receivables using (1) the net proceeds that it obtains from the sale of interests, or senior quotas, in the fund to certain qualified investors in Brazil and (2) past due receivables that our company has previously sold to the fund and, although not obligated to do so, agreed to repurchase. The fund also may invest a portion of such net proceeds in cash and certain cash equivalents. The aggregate principal amount of the quotas of all series outstanding at any time may not exceed R$800.0 million. Each series of quotas will have a maturity of not less than 12 months from the date of issuance and will amortize on June 15 and December 15 of each year. The amortization payments will include amounts in respect of interest calculated as a multiple of the CDI rate.

The fund may cause the early amortization of quotas to the extent necessary to meet specified coverage ratios or to ensure that receivables constitute at least a specified percentage of the fund’s net worth. We also agreed to purchase subordinated quotas from the fund to the extent necessary to enable the fund to meet specified coverage ratios, whether measured on periodic calculation dates or measured on a pro forma basis before the issuance of quotas to investors.

On December 9, 2005, the fund issued R$400.0 million in aggregate amount of quotas, and on January 9, 2004, the fund issued another R$100.0 million in aggregate amount of quotas. These quotas will mature on December 15, 2008. The first series of quotas consists of 16,000 quotas, each with a unit value of R$25,000. The quotas began amortizing on June 15, 2006, and the amortization payments include a targeted (but not guaranteed) amount of interest at a rate of 103.75% of the CDI rate based on market conditions. At December 31, 2005, we held R$40.4 million of subordinated quotas.

Off-balance sheet arrangements

We do not currently have any transactions involving off-balance sheet arrangements.

Contractual Commitments

The following table summarizes significant contractual obligations and commitments at December 31, 2005 that have an impact on our liquidity:

	Payments due by period
(In millions of reais)	Less than one year			One to three years		Three to five years		More than five years		Total
Loans and financings	R$	895.0	(1)	R$	1,228.5	R$	243.5	R$	1,385.5	R$	3,752.5
Debentures		9.3	(1)		999.3		600.0		—		1,608.6
Interest on loans, financings and debentures(2)		355.2			745.8		339.6		669.2		2,109.8
Quotas (shares) subject to mandatory redemption		225.4			404.1		—		—		629.5
Interest on quotas subject to mandatory redemption(3)		111.6			118.7		—		—		230.3
Purchase obligations(4)		6,247.8			8,616.5		1,177.1		1,569.4		17,610.8
Pension plan contributions(5)		—			55.3		—		—		55.3
Other long-term liabilities		—			128.5		—		—		128.5

Total contractual obligations		7,844.3			12,296.7		2,360.2		3,624.1		26,125.3
Exclusion of proportional consolidation:
Loans and financings		284.1	(1)		53.6		17.5		2.1		357.3
Interest on loans and financings(2)		28.4			5.4		1.8		0.2		35.8
Other long-term liabilities		—			36.4		—		—		36.4

Total contractual obligations, excluding the effects of proportional consolidation	R$	7,531.8		R$	12,201.3	R$	2,340.9	R$	3,621.8	R$	25,695.8

(1)	Includes interest accrued at December 31, 2005.
(2)	Consists of estimated future payments of interest on our loans, financings and debentures, calculated based on interest rates and foreign exchange rates applicable at December 31, 2005 and assuming (i) that all amortization payments and payments at maturity on our loans, financings and debentures will be made on their scheduled payment dates, and (ii) that our perpetual bonds are redeemed on the first permitted redemption date.
(3)	Consists of estimated future payments of interest on quotas (shares) subject to mandatory redemption, calculated based on interest rates and foreign exchange rates applicable at December 31, 2005 and assuming that all amortization payments and payments at maturity on our quotas (shares) subject to mandatory redemption will be made on their scheduled payment dates.

(4)	Consists of purchase commitments for raw material and electric power pursuant to binding obligations which include all significant terms, including fixed or minimum quantities to be purchased; fixed, minimum or variable price provisions; and the approximate timing of the transaction. Based upon the applicable purchase prices at December 31, 2005.
(5)	Consists of a final disbursement by our company to two defined benefit pension plans in an amount that we estimate will be assessed by the Secretaria da Previdencia Complementar (Secretariat for Complementary Pensions) based on projections which we have obtained from independent actuaries. In June 2005, we announced that we intend to withdraw as a sponsor of these two defined benefit pension plans.

We are also subject to contingencies with respect to tax, labor, distributors, and other claims and have made provisions for accrued liability for legal proceedings related to certain tax claims of R$1,370.4 million at December 31, 2005. The tax contingencies relate primarily to COFINS, PIS, IPI, federal income tax and the Social Contribution on Net Income. See “Item 8. Financial Information—Legal Proceedings” and notes 17 and 18 to our consolidated financial statements.

U.S. GAAP Reconciliation

Our net income in accordance with Brazilian GAAP was R$625.8 million in 2005, R$687.1 million in 2004 and R$215.1 million in 2003. Under U.S. GAAP, we would have reported net income of R$737.1 million in 2005, R$887.8 million in 2004 and R$378.1 million in 2003.

Our shareholders’ equity in accordance with Brazilian GAAP was R$4,535.8 million at December 31, 2005 and R$4,183.7 million at December 31, 2004. Under U.S. GAAP, we would have reported shareholders’ equity of R$3,063.6 million at December 31, 2005 and R$2,588.9 million at December 31, 2004.

The principal differences between Brazilian GAAP and U.S. GAAP that affected our net income in 2005, 2004 and 2003, as well as shareholders’ equity at December 31, 2005 and 2004, are described in note 31 to our audited consolidated financial statements included elsewhere in this annual report. The major differences relate to the accounting treatment of the following items:

•	supplementary inflation restatement of permanent assets and shareholders’ equity in 1996 and 1997;

•	capitalized interest;

•	deferred charges and other intangible assets;

•	impairment;

•	business combinations and goodwill;

•	transactions giving rise to distributions to shareholders;

•	guarantees;

•	pension benefits;

•	earnings per share;

•	comprehensive income;

•	deferred taxes;

•	dividends

•	tax incentives;

•	revenue recognition;

•	consolidation of securitization fund;

•	proportional consolidation of jointly controlled entities;

•	classification of statement of operations and balance sheet items;

•	segment reporting;

•	derivatives;

•	U.S. GAAP adjustments on equity investee; and

•	capital issuance cost.

For a discussion of the principal differences between Brazilian GAAP and U.S. GAAP as they relate to our financial statements and a reconciliation of net income and shareholders’ equity, see note 31 to our audited consolidated financial statements included elsewhere in this annual report.

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

The members of our board of directors are elected at general meetings of shareholders for two-year terms and are eligible for reelection. The terms of all current members expire at our annual shareholders’ meeting in 2008. Members of our board of directors are subject to removal at any time with or without cause at a general meeting of shareholders. Although our by-laws do not contain any citizenship or residency requirements for members of our board of directors, the members of our board of directors must be shareholders of our company. Our board of directors is presided over by the president of the board of directors, and, in his absence, the vice president of the board of directors. The president and the vice president of our board of directors are elected at a general meeting of shareholders from among the members of our board of directors, serve for one-year terms and are eligible for reelection.

Our board of directors ordinarily meets four times a year and extraordinarily when a meeting is called by the president, the vice president or any two other members of our board of directors. Decisions of our board of directors require a quorum of a majority of the directors and are taken by majority vote, subject to the veto rights of Petroquisa over resolutions of our board of directors relating to certain matters under the Petroquisa memorandum of understanding. See “Item 7. Major Shareholders and Related Party Transactions—Major Shareholders—Shareholders Agreements.”

The following table sets forth certain information with respect to the current members of our board of directors and their alternates:

Name	Member since	Position held	Age
Pedro Augusto Ribeiro Novis	Aug. 15, 2001	President of the Board	59
Eliani Maria Borazo Rubira	April 7, 2006	Alternate	55
Alvaro Fernandes da Cunha Filho	Nov. 6, 1997	Vice President of the Board	57
Marcos Luiz Abreu de Lima	March 31, 2005	Alternate	63
José de Freitas Mascarenhas	Aug. 15, 2001	Board Member	64
Guilherme Simões de Abreu	March 4, 2002	Alternate	54
Luiz Fernando Cirne Lima	Aug. 15, 2001	Board Member	73
Hilberto Mascarenhas Alves da Silva Filho	April 29, 2003	Alternate	50
Newton Sergio de Souza	Aug. 15, 2001	Board Member	53
Cláudio Melo Filho	October 3, 2005	Alternate	38
Alvaro Pereira Novis	Aug 15, 2001	Board Member	62
Marcos Wilson Spyer Rezende	Sept. 29, 2002	Alternate	58
Francisco Teixeira de Sá	May 24, 2001	Board Member	57
Lúcio José Santos Júnior	Aug. 15, 2001	Alternate	40
Maria das Graças Silva Foster	October 3, 2005	Board Member	52
Edmundo José Correia Aires	April 29, 2003	Alternate	47
Patrick Horbach Fairon	November 30, 2004	Board Member	50
Rogério Gonçalves Mattos	Sept. 29, 2002	Alternate	50
Ruy Lemos Sampaio	April 7, 2006	Board Member	56
Rubio Fernal Ferreira e Sousa	April 7, 2006	Alternate	55
Masatoshi Furuhashi	April 7, 2006	Board Member	57
Yukihiro Funamoto	April 7, 2006	Alternate	34

The following is a summary of the business experience, areas of expertise and principal outside business interests of our current directors and their alternates. Except as otherwise set forth below, the business address of (1) each of our current directors is Avenida Nações Unidas, 4777, São Paulo, SP—CEP 05477-000, Brazil and (2) each of our alternate directors is the same as the business address of the director for which he or she is an alternate.

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

Luiz Fernando Cirne Lima.    Mr. Lima has been a member of our board of directors as a nominee of Odebrecht since 2001. He is currently the superintendent executive officer of Copesul and a member of the board of directors of Banco Icatu S.A., a Brazilian bank. Mr. Lima has also served as the Brazilian Minister of Agriculture from 1969 through 1973. Mr. Lima holds a bachelor’s degree in agronomical engineering from the Universidade Federal do Rio Grande do Sul. Mr. Lima’s business address is Rua Dolores Alcaraz Caldas, 90, Porto Alegre, RS—CEP 90110-180, Brazil.

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

Francisco Teixeira de Sá.    Mr. Sá has been a member of our board of directors as a nominee of the Mariani Group since 2001. He served as a member of the board of directors of Norquisa from April 2001 through April 2005 and served as president of the board of directors of Norquisa from April 2001 through April 2003. He is also president of Pronor. Mr. Sá served as engineering and production manager of Dow Química S.A. from 1973 through 1984. He holds a bachelor’s degree in chemical engineering from the Universidade Federal da Bahia. Mr. Sá’s business address is Quadra 3 do SESFI, Cia Sul, Simões Filho, BA—CEP 43780-000, Brazil.

Maria das Graças Silva Foster.    Mrs. Foster was elected to our board of directors as a nominee of Petroquisa and has been a member of our board of directors since October 3, 2005. Mrs. Foster has been the CEO of Petroquisa since September 2005. Mrs. Foster has served as Executive Manager of the supply area for Petrobras since September 2005 and has been responsible for investor relations at Petroquisa since September 2005. Prior to assuming these duties, Mrs. Foster served as Secretary of Oil, Natural Gas and Renewable Fuels under the Ministry of Energy from 2003 through 2005. Mrs. Foster also served as natural gas and energy technology manager of Petrobras and coordinator of RedeGasEnergia—Excellence Natural Gas and Energy Distribution Network from 2000 to 2002. Mrs. Foster holds a bachelor’s degree in chemical engineering from Universidade Federal Fluminense, a master´s degree in mechanical and nuclear engineering from Universidade Federal do Rio de Janeiro, and an MBA in economics from Fundação Getúlio Vargas.

Patrick Horbach Fairon.    Mr. Fairon was elected to our board of directors as a nominee of Petroquisa and has been a member of our board of directors since November 30, 2004. Mr. Fairon has been the chief financial officer of Downstream Participações S.A. since October 2000. Mr. Fairon also served as general manager of business development for Petrobras. Mr. Fairon holds a bachelor’s degree in electrical engineering from the Universidade Federal do Rio de Janeiro—UFRJ and an MBA from the Universidade Católica do Rio de Janeiro. Mr. Fairon’s business address is Av. República do Chile, 500, 20 andar, Rio de Janeiro, RJ—CEP 20031-170, Brazil.

Ruy Lemos Sampaio.     Mr. Sampaio has been a member of our board of directors as a nominee of Odebrecht since April 7, 2006, and prior to that date, Mr. Sampaio served as an alternate member of our board of directors since September 27, 2002. He has been the investment officer of Odebrecht since August 2002. Previously, Mr. Sampaio occupied several executive positions within the Odebrecht Group beginning in 1985. Mr. Sampaio holds a bachelor’s degree of business administration from the Universidade Federal da Bahia and an MBA degree from Michigan State University.

Masatoshi Furuhashi.     Mr. Furuhashi has been a member of our board of directors since April 7, 2006. He has been managing director of Sojitz Corporation of America and president of Sojitz do Brasil S.A. since April 2004. From April 2001 to April 2004, he was senior vice president and managing director for the Mercosur region for Nissho Iwai American Corporation. From December 2000 to April 2001, he was general manager for southern South America and President of Nissho Iwai do Brasil S.A. From September 1995 to December 2000, he was director general and president of Nissho Iwai Mexicana S.A. Mr. Furuhashi holds a bachelor’s degree in Spanish from Tokyo University of Foreign Studies. Mr. Furuhashi’s business address is Avenida Paulista 1842 Torre Norte 21o andar, CEP: 01310-200 São Paulo-SP.

Alternate Directors

Eliani Maria Borazo Rubira.    Ms . Rubira has been an alternate member of our board of directors as a nominee of Odebrecht since April 7, 2006. She has served as legal counsel for Odebrecht since 1999. Ms . Rubira holds a bachelor’s degree in law from Faculdades Integradas de Guarulhos and completed post-graduate studies in corporate law at the Universidade Presbiteriana Mackenzie.

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

Cláudio Melo Filho.    Mr. Melo has been an alternate member of our board of directors as a nominee of Odebrecht since October 3, 2005. He has been the new business, development and representation director of Odebrecht since 2004. Mr. Melo served as financial manager and contract manager in several projects in Brazil and Angola for Construtora Norberto Odebrecht from 1990 to 2004. Mr. Melo holds a bachelor degree in business administration from the Universidade de Brasilia and a post-graduate degree in financial administration from Fundação Getúlio Vargas.

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

Lúcio José Santos Júnior.    Mr. Santos has been an alternate member of our board of directors as a nominee of the Mariani Group since August 15, 2001. He has been the superintendent officer of Pronor since 2001 and a member of the board of directors of Pronor since 2002. Mr. Santos served as chief financial officer of Nitrocarbono from 1996 through 2002. Mr. Santos holds a bachelor’s degree in economics from the Pontifícia Universidade Católica do Rio de Janeiro and a post graduate degree in finance from Ibemec—Instituto Brasileiro de Mercado de Capitais.

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

Rogério Gonçalves Mattos.    Mr. Mattos has been an alternate member of our board of directors as a nominee of Petroquisa since September 29, 2002. Mr. Mattos has occupied several executive positions with Petrobras since 1979. He has been the manager of business development for Petrobras since 1998 and a member of the fiscal council of the pension fund of Petrobras (PETROS—Fundacão Petrobras de Seguridade Social), or PETROS, since 2003. He holds a bachelor’s degree in chemical engineering from the Universidade Federal do Rio de Janeiro and a bachelor’s degree in economics from the Universidade Estadual do Rio de Janeiro. Mr. Mattos also attended a senior executive program at the Harvard Business School.

Rubio Fernal Ferreira e Sousa.    Mr. Ferreira e Sousa has been an alternate member of our board of directors as a nominee of Odebrecht since April 7, 2006. He has been a business development manager of Odebrecht since 1989. Mr. Ferreira e Sousa holds a bachelor’s degree of engineering from Universidade Federal de Minas Gerais.

Yukihiro Funamoto.    Mr. Funamoto has been an alternate member of our board of directors since April 7, 2006. He has been an executive officer of Sojitz do Brasil S.A. since June 2004. From September 2000 until June 2004, he worked in the energy and chemical project department of the investment group of Nissho Iwai Corporation. Mr. Funamoto began working for Nissho Iwai Corporation in April 1997. Mr. Funamoto holds a bachelor’s degree of social sciences from Rikkyo University, Tokyo. Mr. Funamoto’s business address is Avenida Paulista 1842 Torre Norte 21o andar, CEP: 01310-200 São Paulo-SP.

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

The members of our board of executive officers are elected by our board of directors for two-year terms, corresponding to the terms of the members of our board of directors, and are eligible for reelection. The current term of all of our executive officers ends at our annual shareholders’ meeting in 2008. Our board of directors may remove any executive officer from office at any time with or without cause. According to the Brazilian Corporation Law, executive officers must be residents of Brazil but need not be shareholders of our company. Our board of executive officers holds meetings when called by our chief executive officer.

The following table lists the current members of our board of executive officers:

Name	Year of appointment	Position held	Age
José Carlos Grubisich Filho	2002	Chief Executive Officer	49

Paul Elie Altit	2002	Vice President Executive Officer, Chief Financial Officer and Director of Investor Relations	48

Bernardo Afonso de Almeida Gradin	2002	Vice President Executive Officer	41

Luiz de Mendonça	2002	Vice President Executive Officer	43

Mauricio Roberto de Carvalho Ferro	2002	Vice President Executive Officer and General Counsel	40

Roberto Prisco Paraíso Ramos	2002	Vice President Executive Officer	59

Roberto Lopes Pontes Simões	2004	Vice President Executive Officer	49

Summarized below is information regarding the business experience, areas of expertise and principal outside business interests of our current executive officers. The business address of each of our current executive officers is Avenida Nações Unidas, 4777, São Paulo, SP—CEP 05477-000, Brazil.

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

Paul Elie Altit.    Mr. Altit is currently one of our vice president executive officers, our chief financial officer and director of investor relations. He is also a member of the board of directors of Copesul and a member of the board of directors of Politeno, and was a member of the board of directors of Polialden and the investor relations officer of Polialden until our merger with Polialden on May 31, 2006. Mr. Altit has also served in several executive positions at Construtora Norberto Odebrecht S.A., most recently as the chief financial officer and investor relations officer of Construtora Norberto Odebrecht S.A. from 1993 through 2002. He also served as assistant vice president of Odebrecht S.A. from 1989 to 1992. Mr. Altit holds a bachelor’s degree in engineering from the Universidade Federal do Rio de Janeiro and a post-graduate degree in finance from the Pontifícia Universidade Católica do Rio de Janeiro.

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

Luiz de Mendonça.    Mr. Mendonça is currently one of our vice president executive officers and head of our Polyolefins Unit. He was also an executive officer (Superintendent) of Polialden, a member of the board of directors of Polialden and an alternate member of the board of directors of Politeno until our merger with Polialden on May 31, 2006. Mr. Mendonça also worked for 15 years at Rhodia S.A., where he served as general manager of production, supply and finance and marketing, as an officer in the chemical division (Latin America) and as vice president of Rhodia U.S.A. Mr. Mendonça holds a bachelor’s degree in production engineering from Escola Politécnica da Universidade de São Paulo and an MBA degree from INSEAD—France.

Mauricio Roberto de Carvalho Ferro.    Mr. Ferro is currently our vice president executive officer and general counsel, the vice president of the board of directors of Politeno and an alternate member of the board of directors of Petroflex. He was also a member of the board of directors of Polialden until our merger with Polialden on May 31, 2006. He served as a lawyer at the law firm of Carlos Eduardo Paladini Cardoso in 1989 and as a lawyer at the law firm of Bulhões Pedreira, Bulhões Carvalho e Advogados Associados from 1991 until 1995. Mr. Ferro holds a law degree from the Pontifícia Universidade Católica do Rio de Janeiro and an LL. M. degree from the University of London and from the London School of Economics.

Roberto Prisco Paraíso Ramos.    Mr. Ramos is currently one of our vice president executive officers and head of business competitiveness. He is a member of the board of directors of Cetrel and Companhia Alagoas Industrial-Cinal, and the vice president of the board of directors of Petroflex. Mr. Ramos was a member of the board of directors of Trikem and served on the board of directors of several companies in the Odebrecht Group. Mr. Ramos holds a bachelor’s degree in mechanical engineering from the Universidade Federal do Rio de Janeiro, a post-graduate degree in the Program for Management Development from Harvard Business School and a master’s degree in finance from the University of Leicester, England.

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

The following table lists the current members of our fiscal council and their alternates:

Name	First year of appointment
Ismael Campos de Abreu	2003
Anna Cecília de M.C. Dutra da Silva (alternate)	2003
Manoel Mota Fonseca	2002
Maria Cláudia Freitas Sampaio (alternate)	2002
Walter Murilo Melo de Andrade	2002
Marcelo André Lajchter (alternate)	2002
Janildo Dantas de Souza	2006
José Easton Matos Neto (alternate)	2006
Marcos Antonio Silva Menezes	2005
Sergio José de Barros (alternate)	2005

The following is a summary of the business experience, areas of expertise and principal outside business interests of the current members of our fiscal council and their alternates.

Members of Fiscal Council

Ismael Campos de Abreu.    Mr. Abreu has been a member of our fiscal council as a nominee of Norquisa, Odebrecht and ODBPAR since 2003. Mr. Abreu has been the controller of Odebrecht since 1995, and previously served as manager of the tax consulting division of PricewaterhouseCoopers Auditores Independentes from 1978 to 1985, controller of Corrêa Ribeiro S.A. Comércio e Indústria from 1986 to 1988, manager of the consulting area of Arthur Andersen from 1989 to 1991, and a partner of Performance Auditoria e Consultoria from 1992 to 1995. He is currently a member of the fiscal council of Petroflex and was a member of the fiscal council of Polialden until our merger with Polialden on May 31, 2006. Mr. Abreu holds a bachelor’s degree in accounting from Fundação Visconde de Cairú, and a post-graduate degree in economic engineering from Centro Interamericano de Desenvolvimento. Mr. Abreu’s business address is Av. Luis Viana Filho, 2841, Salvador, BA—CEP 41730-900, Brazil.

Manoel Mota Fonseca.    Mr. Fonseca has been a member of our fiscal council as a nominee of Norquisa, Odebrecht and ODBPAR since 2002 and has served as president of our fiscal council since 2003. Mr. Fonseca has been a partner of the law firm Mota Fonseca e Advogados since 1990 and previously served as legal and tax counsel of Coopers & Lybrand, KPMG and PricewaterhouseCoopers Auditores Independentes. Mr. Fonseca holds a law degree from the Universidade de São Paulo, and a post-graduate degree in tax law from Fundação Getúlio Vargas. Mr. Fonseca’s business address is Rua Frederico Simões, 85—Edifício Empresarial Simonsen, Sala 304—3° andar, Salvador, BA—CEP 41820-020, Brazil.

Walter Murilo Melo de Andrade.    Mr. Andrade has been a member of our fiscal council as a nominee of Norquisa, Odebrecht and ODBPAR since 2002. Mr. Andrade has been a legal counsel of Engepack Embalagens S.A. , or Engepack, since 2002. Previously, he served as legal counsel of Nitrocarbono, Pronor and Proppet from 1998 to 2002. Mr. Andrade holds a law degree from the Universidade Católica de Salvador, with a specialization in civil law from Fundação Faculdade de Direito da Bahia and in corporate law from Escola de Magistratura do Estado do Rio de Janeiro. Mr. Andrade’s business address is Quadra 03 do Sesfi, Cia. Sul, Simões Filho, BA—CEP 42780-000, Brazil.

Janildo Dantas de Souza.    Mr. Souza has been a member of our fiscal council as a nominee of PETROS, Caixa de Previdência dos Funcionários do Banco do Brasil—PREVI, or PREVI, and Petroquisa since April 7, 2006. Mr. Souza has been a partner with Souza Mafra Consultoria since March 2001, president of the Union of Retail Optical Materials in the State of Rio Grande do Norte since October 2003 and president of the Assistance, Consulting and Support to Corporate Management Cooperative in the State of Rio Grande do Norte since April 1999. He is also director of the Commercial Federation of the State of Rio Grande do Norte and of the Retail Commerce Union of Rio Grande do Norte and serves as a member of the fiscal council of COSERN—Companhia Energetica do Rio Grande do Norte. Mr. Souza holds a bachelor’s degree in accounting from the Universidade Federal do Rio Grande do Norte. Mr. Souza’s business address is Av. Senador Salgado Filho, 2190, Sala 130, Lagoa Nova, Natal, Rio Grande do Norte, 59075-000.

Marcos Antonio Silva Menezes.    Mr. Menezes was elected a member of our fiscal council in 2005, as a nominee of Petroquisa. Mr. Menezes has been the director of Petrobras International Finance Company—PIFCo since 2003 and chief accountant officer of Petrobras since 1998. He joined Petrobras in 1976 and served as Deputy Superintendent of the former Financial Services—SEFIN from 1995 through 1998. He served as a member of the fiscal council of Companhia de Gás de Minas Gerais—GASMIG from 2003 through 2005, as president of the fiscal council of PETROS and as a member of the fiscal council of Companhia de Gás da Bahia—BAHIAGAS. Mr. Menezes has been the chairman of the fiscal council of Instituto Brasileiro de Petróleo e Gás—IBP since 1998, and Organização Nacional das Indústras de Petróleo—ONIP since 1999. He is also a director of the American Chamber of Commerce—AMCHAM/RJ and a member of Associação Nacional dos Executivos de Finanças, Administração e Contabilidade—ANEFAC and Associação Brasileira das Companhias Abertas—ABRASCA and its Auditing and Accounting Rules Commission—CANC. Mr. Menezes holds bachelor’s degrees in accounting and in business management from Faculdade Moraes Júnior in Rio de Janeiro, a post-graduate degree in financial management from Fundação Getúlio Vargas, and completed an advanced management program—PGA at Fundação Dom Cabral/INSEAD—França. Mr. Menezes’ business address is Av. República do Chile, 65, Rio de Janeiro, RJ, Brazil.

Alternate Members of Fiscal Council

Anna Cecília de M.C. Dutra da Silva.    Ms. Silva has been an alternate member of our fiscal council as a nominee of Norquisa, Odebrecht and ODBPAR since 2003. Ms. Silva has been an associate at the law firm of Barbosa, Müssnich & Aragão Advogados since 2001 and an alternate member of the fiscal council of Pronor since 2002 and of Cimento Tupi S.A. since 2003. She was also a member of the fiscal council of Polialden from 2003 until our merger with Polialden on May 31, 2006. She holds a law degree from the Pontifícia Universidade Católica do Rio de Janeiro. Mr. Silva’s business address is Av. Pres. Juscelino Kubitschek, 50—4th Floor, São Paulo, SP—CEP 04543-000, Brazil.

Maria Cláudia Freitas Sampaio.    Ms. Sampaio has been an alternate member of our fiscal council as a nominee of Norquisa, Odebrecht and ODBPAR since 2002. Mrs. Sampaio has been a lawyer at the law firm Mota Fonseca e Advogados since 2001 and a member of the fiscal council of Norquisa since 1991. Previously, she served as an auditor of PricewaterhouseCoopers Auditores Independentes from 1986 to 1991. Ms. Sampaio holds a law degree and a bachelor’s degree in business administration from the Universidade Católica de Salvador. Ms. Sampaio’s business address is Rua Frederico Simões, 85 -Edifício Empresarial, Simonsen Sala 304—30 andar, Salvador, BA—CEP 41820-020, Brazil.

Marcelo André Lajchter.    Mr. Lajchter has been an alternate member of our fiscal council as a nominee of Norquisa, Odebrecht and ODBPAR since 2002. Mr. Lajchter has been a partner of the law firm Barbosa, Müssnich & Aragão Advogados since 2000 and a professor at Fundação Getúlio Vargas since 2003. Previously, he served as a lawyer in the tax litigation area of PricewaterhouseCoopers Auditores Independentes from 1993 to 1995. Mr. Lajchter holds a law degree from the Universidade do Estado do Rio de Janeiro. Mr. Lajchter’s business address is Av. Pres. Juscelino Kubitschek, 50—4th Floor, 04543-000, São Paulo, SP—CEP 04543-000, Brazil.

José Easton Matos Neto.     Mr. Neto has been an alternate member of our fiscal council as a nominee of PETROS, PREVI and Petroquisa since April 7, 2006. Mr. Neto worked for Banco do Brasil S.A. for 28 years, retiring in November 2004 as a bank manager. Mr. Neto holds a bachelor’s degree in accounting from Faculdade de Tecnologia e Ciências de Feira de Santana and an MBA from the Universidade Federal da Bahia—UFBA. Mr. Neto’s business address is Rua Almirante Carlos Paraguaçu de Sá, 1, Sala 5A7, Pituba, Salvador, Bahia, 41810-660.

Sergio José de Barros.    Mr. Barros has been an alternate member of our fiscal council as a nominee of Petroquisa since 2005. Mr. Barros has been the accounting manager of international businesses of Petrobrás since 2005, and served as the financial businesses manager of Petrobrás from 2002 through 2005. Prior to 2002, he served in various capacities in the finance and accounting areas of Petrobras since 1993. He has been a member of the fiscal council of Petrobras Gás S.A.—GASPETRO. He also served as member of the Fiscal Council of Companhia de Gás do Ceará—CEGÁS in 2003 and 2004, Gás de Alagoas—ALGÁS in 2005, and Sergipe Gás—SERGÁS in 2005. He also served as a supervisor at KPMG—Peat Marwick—Auditores Independentes and at Boucinhas, Campos e Claro Auditores Independentes. Mr. Barros holds bachelor’s degrees in accounting and law, a post-graduate degree in business management from the Universidade Federal do Rio de Janeiro (UFRJ), and an MBA from IBMEC. Mr. Barros’s business address is Av. República do Chile, 65, Rio de Janeiro, RJ, Brazil.

Compensation

According to our by-laws, our shareholders are responsible for establishing the aggregate compensation we pay to the members of our board of directors, our board of executive officers and our fiscal council. Our shareholders determine this aggregate compensation at the general shareholders’ meeting each year. Once aggregate compensation is established, the members of the board of directors are responsible for distributing such aggregate compensation individually to the members of our board of directors, our board of executive officers and our fiscal council in compliance with our bylaws. Our board of directors does not have a compensation committee.

Compensation and Benefits

The aggregate compensation paid by us to all members of our board of directors, board of executive officers and our fiscal council for services in all capacities was R$12.8 million in 2005. On April 7, 2006, our shareholders (acting in the annual general meeting) established the following compensation for the year 2006:

•	board of directors: an aggregate limit of R$1.4 million;

•	board of executive officers: a total amount of R$16.8 million; and

•	fiscal council: the greater of (1) 10% of the average monthly compensation of the members of our board of executive officers to each regular member of our fiscal council, plus travel and lodging expenses (the statutory minimum set forth in the Brazilian Corporation Law and in our by-laws) and (2) R$4,433 per month.

We compensate our alternate directors for each meeting of our board of directors that they attend. We compensate alternate members of our fiscal council for each meeting of our fiscal council that they attend.

Our executive officers receive the same benefits generally provided to our employees, such as medical (including dental) assistance, private pension plan and meal vouchers. Like our employees, our executive officers also receive a yearly bonus equal to one-month’s salary (known as the “thirteenth” (monthly) salary in Brazil), an additional one-third of one-month’s salary for vacation, and contributions of 8.0% of their salary into a defined contribution pension fund known as the Guarantee Fund for Time of Service (Fundo de Garantia por Tempo de Serviço). Members of our board of directors and fiscal council are not entitled to these benefits. We made contributions into the Guarantee Fund for Time of Service for our executive officers in an aggregate amount of R$0.6 million during the year ended December 31, 2005.

Members of our board of directors, board of executive officers and fiscal council are not parties to contracts providing for benefits upon the termination of employment other than, in the case of executive officers, the benefits described above.

Long-Term Incentive Plan

On September 26, 2005, we adopted a long-term incentive plan. Under the terms of this plan, we may issue investment units, each of which has an economic value equivalent to the economic value of one class A preferred share of our company, to our executive officers, senior management and other employees involved in our strategic programs, which the plan refers to as our business partners. These investment units do not carry any voting rights and may not be transferred. Each year, our Chief Executive Officer will submit an annual program to our board of directors stating:

•	the maximum number of investment units to be issued in that year;

•	the business partners that will be offered investment units in that year;

•	the purchase price of the investment units to be paid by the participating business partners;

•	the projected allocation of the investment units among the business partners; and

•	as an incentive to purchase investment units, the number of additional investment units that each business partner will receive in connection with the purchase of an investment unit.

Upon the purchase by a business partner of his allocation of investment units, the business partner will receive additional investment units as an incentive for the purchase of the purchased investment units. We refer to the purchased investment units as alpha units and the additional investment units as beta units. Each beta unit will automatically convert into an alpha unit ten years after the date of issue of the beta unit. Upon the payment by our company of dividends or interest attributable to shareholders’ equity to holders of our class A preferred shares, we will issue additional units, which we refer to as gamma units, with an aggregate value equivalent to the value of the dividends or interest attributable to shareholders’ equity attributed and paid to the holders of a class A preferred share.

Each year we will determine the unit value of the investment units applicable from April 1 of that year until March 31 of the following year calculated as the average closing price in reais of our class A preferred shares on the São Paulo Stock Exchange from October 1 of the preceding year through March 31 of the year in which the unit price is established. Following the fifth anniversary of the date on which any business partner first acquires investment units, we will redeem up to 20% of the investment units held by that business partner at the then-established unit price upon the request of that business partner made within 120 days following the delivery of an annual statement from us with respect to the investment units held by that business partner. After the first redemption, we will redeem up to 10% per year of the investment units held by that business partner at the then-established unit price upon the request of that business partner made in subsequent years. We will redeem any gamma unit at the then-established unit price upon the request of the holder made within 60 days following the issuance of that gamma unit. Any gamma unit not so redeemed will automatically convert into an alpha unit.

In the event that a business partner is dismissed without just cause or retires, we will redeem all of the investment units held by that business partner at the then-established unit price upon the request of that business partner. In the event that a business partner is dismissed for just cause or resigns, all of the beta units held by that business partner will be immediately extinguished, and we will redeem all of the alpha units held by that business partner at the then-established unit price upon the request of that business partner. Upon the death of a business partner, we will automatically redeem all of the investment units held by that business partner (for the benefit of the business partner’s estate) at the then-established unit price.

Our board of directors has adopted an annual program for the 2005 fiscal year. Under this annual plan, certain executive officers are entitled to purchase up to an aggregate of 135,500 investment units and to receive up to an additional 135,500 investment units.

Corporate Governance Practices

The significant differences between our corporate governance practices and the New York Stock Exchange standards can be found on our website, www.braskem.com.br. The information found at this website is not incorporated by reference into this annual report.

Employees

The following table sets forth the number of our employees by main category of activity and location.

	At December 31,
Main category of activity	2005(1)	2004(2)	2003(3)
Coordinators and operators	1,589	1,563	1,494
Engineers and other professionals	695	521	491
Administrative and support	254	272	273
Technicians	283	226	223
Maintenance	243	224	206
Managers and directors	198	190	181

Total	3,262	2,996	2,868

(1)	At December 31, 2005, 1,982 employees worked in the State of Bahia, 427 employees worked in the State of Alagoas, 415 employees worked in the State of Rio Grande do Sul, 413 employees worked in the State of São Paulo and 25 employees worked in other states in Brazil.
(2)	At December 31, 2004, 1,818 employees worked in the State of Bahia, 397 employees worked in the State of Alagoas, 400 employees worked in the State of Rio Grande do Sul, 356 employees worked in the State of São Paulo and 25 employees worked in other states in Brazil.
(3)	At December 31, 2003, 1,754 employees worked in the State of Bahia, 377 employees worked in the State of Alagoas, 372 employees worked in the State of Rio Grande do Sul, 341 employees worked in the State of São Paulo and 24 employees worked in other states in Brazil.

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

Approximately 33% of our non-management employees were union members at December 31, 2005. We believe that we have good ongoing relations with our employees and their unions. We have not experienced a strike since OPP Química was privatized in 1992 and Trikem was privatized in 1995. The current collective bargaining agreements with our unions have one-year terms and are subject to annual renegotiation. We have traditionally applied the terms of bargaining agreements entered into with the unions equally to unionized and non-unionized employees.

Since coming under the control of the Odebrecht Group, we have adopted and applied the personnel management philosophy of the Odebrecht Group, which emphasizes a performance-related pay structure and a decentralized management structure. Employees in each of our business units participate in setting and achieving their business unit’s annual objectives. As a result, employees in those business units that meet or exceed their goals share in our financial performance through performance-based employee compensation plans. During 2005, we recorded an expense of R$91.1 million related to this program with respect to 2,971 employees. We paid an additional R$8.4 million to our executive officers under this program during 2005. The members of our board of directors do not participate in this program.

We seek to recruit top graduates from Brazilian technical schools and universities to work at each of our plants and offer career development training to employees to develop skills necessary to operate an internationally competitive, vertically integrated petrochemical company. We have invested in a series of training courses for our operating, laboratory and maintenance personnel through agreements with technical training organizations. During 2005, our total investment in education and training amounted to R$8.7 million for 317,730 hours of training, representing an average of 100 hours per employee.

We tailor career development programs to each employee’s individual needs and abilities. We established this program with our own resources and technology, and it has become a Brazilian benchmark in human resources practices. In 2005, 51.3% of our employees received salary increases as a result of their participation in our career development programs.

Our employees and their dependents receive medical and dental assistance through a network of accredited doctors. We pay most of the costs for these services, with a small portion being paid by our employees. A small monthly fee is also charged to our employees to pay for more costly medical services. In 2005, we spent R$15.6 million on this assistance.

We pay part of the monthly payments made by our employees to three private pension funds: Odebrecht Pension Plan (ODEPREV—Odebrecht Previdência); PETROS and Previnor Pension Plan (PREVINOR—Associação de Previdência Privada). The majority of our employees participate in these pension funds. These pension funds pay supplementary pension and retirement amounts similar in amount to those paid by the Brazilian government’s pension system and are intended to provide their members with income on retirement. In 2005, we paid R$12.0 million into these funds. The Odebrecht Pension Plan and the Previnor Pension Plan are defined contribution plans. The PETROS plan is a defined benefit plan. The present value of our obligations under the PETROS plan exceeded the value of the assets of that fund by R$58.6 million at December 31, 2005. See note 28 to our consolidated financial statements. In June 2005, we announced that we intend to withdraw as a sponsor of the Previnor Pension Plan and the PETROS plan.

Share Ownership of Directors and Officers

The total number of shares owned by members of Braskem’s Board of Directors and Executive Officers as of June 22, 2006 represents less than 1% of Braskem’s capital stock. Under our by-laws, each of our directors must also be a shareholder of our company. Accordingly, if a person is appointed to our board of directors and is not one of our shareholders at the time, the shareholder that designated such person to be one of our directors (in accordance with the terms of the relevant shareholders agreement) generally transfers one share to the newly appointed director at no cost. All other shares owned by our directors were purchased at market prices through the São Paulo Stock Exchange. As of the date hereof, none of our executive officers owns any of our shares.

ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

Major Shareholders

At June 22, 2006, we had 123,492,142 outstanding common shares, 246,107,138 outstanding class A preferred shares and 803,066 outstanding class B preferred shares.

We have registered one class of ADSs, with the United States Securities and Exchange Commission, or the Commission, pursuant to the Securities Act. Each ADS is evidenced by American Depositary Receipts, or ADRs, representing two of our class A preferred shares. At June 22, 2006, we had approximately 18,333 shareholders, including one U.S. resident holder of our common shares, approximately 117 U.S. resident holders of our class A preferred shares (including The Bank of New York, as depositary) and no U.S. resident holders of our class B preferred shares.

The following table sets forth information concerning the ownership of our common shares and preferred shares at June 22, 2006, by each person whom we know to be the owner of more than 5.0% of our common shares and our class A preferred shares, and by all of our directors and executive officers as a group. Our principal shareholders have the same voting rights with respect to each class of our shares that they own as other holders of shares of that class.

	Common Shares		Class A Preferred Shares		Class B Preferred Shares(1)		Total
	Number of Shares	%	Number of shares	%	Number of Shares	%	Number of shares	%
Odebrecht Group(2)	92,153,272	74.6	53,763,411	21.8	—	—	145,916,683	39.4
Petroquisa	12,110,937	9.8	18,522,258	7.5	—	—	30,633,195	8.3
BNDESPAR(3)	—	—	13,649,731	5.5	—	—	13,649,731	3.7
Alliance Capital Management L.P. (4)	—	—	12,191,991	5.0	—	—	12,191,991	3.3
Marcos Juliano Lucas Carvalho	80	*	5,086	*	260,368	32.4	265,534	*
Liane Maria Wolf	—	—	15,900	*	54,400	6.8	70,300	*
Beatriz Maria Wolf	—	—	—	—	54,400	6.8	54,400	*
Vera Maria Wolf	—	—	—	—	50,700	6.8	50,700	*
All directors, fiscal council members, their alternates and executive officers as a group (39 persons)	7	*	74,998	*	—	—	74,998	*

*	less than 1%
(1)	Our Class B preferred shares may be converted at any time at the request of the holder into class A preferred shares at the ratio of two class B shares per class A share.
(2)	Represents direct ownership of 26,781,079 common shares owned by Odebrecht, 33,939,508 common shares owned by ODBPAR Investments (a subsidiary of Odebrecht), 30,852,354 common shares owned by Norquisa (a subsidiary of Odebrecht and ODBPAR Investments), 580,331 common shares owned by Braskem Participações S.A., 49,101,180 class A preferred shares owned by Odebrecht, 2,207,091 class A preferred shares owned by Norquisa, 2,164,975 class A preferred shares owned by Politeno and 290,165 class A preferred shares owned by Braskem Participações S.A. The Odebrecht Group disclaims ownership of our shares owned by Norquisa other than with respect to its proportionate interest in these shares. Odebrecht also owns convertible debentures issued originally by OPP Produtos. These debentures may be converted into our shares at any time, at the discretion of the Odebrecht Group. If such right had been exercised at May 31, 2006, 24,718,773 new common shares and 49,437,545 new class A preferred shares of our company would have been issued. These shares have not been included in the above table.

(3)	BNDESPAR is the lender under a loan agreement with our company which provides that BNDESPAR has the option to convert the principal amount of and accrued interest on this loan into our class A preferred shares at any time prior to the maturity of this loan. If this option had been exercised at May 31, 2006, BNDESPAR would have been entitled to receive 11,864,558 new class A preferred shares of our company. These shares have not been included in the above table. See “Item 5. Operating and Financial Review and Prospects—Liquidity and Capital Resources—Indebtedness and Financing Strategy.”
(4)	Based on filing of Alliance Capital Management L.P with the São Paulo Stock Exchange on February 4, 2005 pursuant to CVM Instruction 358.

We currently have no management or employee option plans or management or employee options outstanding. See “Item 6. Directors, Senior Management, and Employees—Compensation—Long-Term Incentive Plan.”

Changes in Ownership

At January 1, 2005:

•	Norquisa owned 9.1% of our total share capital, including 25.4% of our voting share capital;

•	the Odebrecht Group owned 42.9% of Norquisa’s total share capital, including 50.1% of its voting share capital;

•	the Odebrecht Group including Norquisa, owned 41.9% of our total share capital, including 72.9% of our voting share capital; and

•	Petroquisa owned 8.5% of our total share capital, including 10.0% of our voting share capital.

During 2005, some of the shareholders of our class B preferred shares exercised their rights to convert their class B preferred shares into class A preferred shares. As a result of these conversions, we issued 4,938,742 class A preferred shares in exchange for 9,877,484 class B preferred shares.

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

On April 3, 2006, Odebrecht transferred 2,164,975 class A preferred shares to Politeno and 2,129,324 class A preferred shares to another shareholder of Norquisa in exchange for shares of Norquisa representing an aggregate of 22.0% of the total share capital, including 21.4% of the voting share capital, of Norquisa.

On May 31, 2006, we issued 7,878,825 of our class A preferred shares to the shareholders of Polialden, other than our company, in exchange for their share capital of Polialden. In addition, at an extraordinary general shareholders’ meeting held on May 31, 2006, Odebrecht and Norquisa converted 2,518,822 and 113,221 of their class A preferred shares, respectively, into the same number of common shares.

As a result of these transactions, at June 22, 2006.

•	Norquisa owned 8.9% of our total share capital, including 25.0% of our voting share capital;

•	the Odebrecht Group owned 86.1% of Norquisa’s total share capital, including 83.9% of its voting share capital;

•	the Odebrecht Group, including Norquisa, owned 39.4% of our total share capital, including 74.6% of our voting share capital; and

•	Petroquisa owned 8.3% of our total share capital, including 9.8% of our voting share capital.

Shareholders Agreements

Petroquisa Memorandum of Understanding

On July 3, 2001, Odebrecht, Odebrecht Química, Petroquisa and Petroquímica da Bahia S.A., or Petroquímica da Bahia entered into a Memorandum of Understanding regarding Shareholders Agreement, which was amended with respect to Odebrecht and Petroquisa, with Petroquímica da Bahia and Norquisa as consenting parties, on July 26, 2002. On April 29, 2005, Odebrecht, Petroquisa, ODBPAR and Norquisa entered into a further amendment to the Memorandum of Understanding regarding Shareholders Agreement, with Petrobras and our company as consenting parties, which revoked the initial amendment, and which, together with the Memorandum of Understanding regarding Shareholders Agreement, we refer to as the Petroquisa memorandum of understanding. The Petroquisa memorandum of understanding grants Petroquisa (1) an option to purchase additional shares from our company and from Odebrecht, ODBPAR and Norquisa, (2) the right to designate two members of our board of directors and their alternates, (3) veto rights over certain actions by the shareholders and the board of directors, and (4) tag-along rights. The Petroquisa memorandum of understanding also grants Petroquisa a right to include a right of first refusal in respect of our common or preferred shares in the final shareholders agreement. The Petroquisa memorandum of understanding terminates on July 25, 2021, unless a shareholders agreement including the terms set forth below is entered into prior to that date.

Under the Petroquisa memorandum of understanding, Odebrecht, ODBPAR and Norquisa granted to Petroquisa an option to purchase such number of our common shares as may be necessary for Petroquisa to own up to 30% of our voting share capital, which we refer to as the Petroquisa option. Under the Petroquisa memorandum of understanding, Petroquisa had the right to exercise the Petroquisa option in full on a single occasion on or prior to December 31, 2005. On September 29, 2005, we agreed with the other parties to the Petroquisa memorandum of understanding to extend the expiration of the Petroquisa option until March 31, 2006. On March 31, 2006, the Petroquisa option expired without being exercised.

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

Although the Petroquisa memorandum of understanding does not provide a definition of EBITDA, we calculate EBITDA for purposes of this agreement on the same basis as set forth in the most restrictive financial covenants in our debt instruments. See “ Item 5. Operating and Financial Review and Prospects—Liquidity and Capital Resources—Indebtedness and Financing Strategy.” Petroquisa has the right to sell a pro rata portion of its shares of our company in connection with any direct or indirect sale of our common shares by the Odebrecht Group to a third party that involves a change of our control.

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

Under the Mariani Group Shareholders Agreement, Odebrecht, ODBPAR Investments and Petroquímica da Bahia will vote their shares as a block in each general shareholders’ meeting of Norquisa. Odebrecht, ODBPAR Investments and Petroquímica da Bahia will meet prior to each meeting to determine how to vote these shares with respect to matters to be submitted to the meeting. These determinations will be made by majority vote among these shareholders based on the number of Norquisa shares held by each of them. As a result, the Odebrecht Group may effectively determine the vote for all of these shareholders.

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

On September 9, 2003, Odebrecht granted to Pronor, a company in the Mariani Group, an option to exchange all its shares of Norquisa, representing 13.8% of Norquisa’s total share capital, including 16.1% of its voting share capital, for 1,454,424 of our class A preferred shares, representing 0.4% of our total share capital, owned directly or indirectly by Odebrecht. On December 26, 2003, Pronor exercised its option and is required to complete the exchange of shares between January 30, 2005 and January 30, 2009. As of June 22, 2006, Pronor owned 1.7% of our total share capital, including 2.8% of our voting share capital.

Pension Funds Memorandum of Understanding

On July 20, 2001, Odebrecht Química, Petroquímica da Bahia, PETROS and PREVI entered into a Memorandum of Understanding Regarding Shareholders Agreement, which we refer to as the Pension Funds memorandum of understanding. The Pension Funds memorandum of understanding grants certain preemptive and share transfer rights to PETROS and PREVI. The Pension Funds memorandum of understanding has a term of 20 years, unless a shareholders agreement containing the terms set out below is entered into prior to that date. Under the Pension Funds memorandum of understanding, the parties agreed to adopt the following basic principles for our management:

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

The Pension Funds memorandum of understanding granted certain voting rights to PETROS and PREVI, including veto rights to PETROS and PREVI over certain actions by our shareholders and our board of directors. These vero rights of PETROS and PREVI were valid so long as on a combined basis they owned, together with other private pension funds, at least 15.0% on August 16, 2002 as a result of our mergers with OPP Produtos and 52114 Participações S.A. The Pension Funds memorandum of understanding provided that these veto rights would remain in effect for three years after the date on which the percentage of voting capital owned by these pension funds fell below 15.0%, during which PETROS and PREVI could purchase more of our shares in order to maintain their veto rights beyond such three-year period. As of August 16, 2005, the percentage of voting capital owned by these pension funds did not equal or exceed 15.0% and, consequently, these veto rights expired.

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

Related Party Transactions

The following summarizes the material transactions that we have engaged in with our principal shareholders and their affiliates since January 1, 2005.

We and our subsidiaries have engaged in extensive transactions with our principal shareholders and their affiliates and expect to do so in the future. We also have commercial relationships with some of our affiliates and, as a result, record trade accounts receivable and current and long-term liabilities mainly from purchases and sales of goods and services at prices and on terms equivalent to the average terms and prices of transactions that we enter into with third parties. In addition, we have entered into financial and other transactions with our principal shareholders and their affiliates, including, among others, as obligor on R$999.3 million, at December 31, 2005, of convertible subordinated debentures held by the Odebrecht Group and as a party to four shareholder’s agreements or memoranda of understandings with shareholders of our company.

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

The Odebrecht Group

On May 31, 2002, OPP Produtos issued subordinated convertible debentures to Odebrecht. These debentures became our obligations as a result of the merger of OPP Produtos into our company on August 16, 2002. Odebrecht has the option to convert these debentures into shares of our share capital at any time. See “Item 5. Operating and Financial Review and Prospects—Liquidity and Capital Resources—Indebtedness and Financing Strategy.”

On December 4, 2004, we entered into an Alliance Agreement with CNO, under which we have appointed CNO as a non-exclusive preferred provider with respect to maintenance services and efficiency enhancement projects at each of our plants. This agreement was unanimously approved by our board of directors. Under this agreement, we are required to request bids from CNO for these services and projects. If CNO is retained for any specific service or project, we will pay CNO its costs related to the service or project plus 15%. In addition, we are required to pay any applicable taxes with respect to such fees. This agreement expires in December 2008. We purchased services under this agreement from CNO of R$109.5 million in 2005. We had accounts payable to CNO of R$12.3 million at December 31, 2005.

Petrobras

Petrobras is the controlling shareholder of Petroquisa, which owns 8.3% of our total share capital, including 9.8% of our voting share capital. We purchase naphtha from Petrobras, and we sell automotive gasoline and LPG to Petrobras Distribuidora S.A., a wholly-owned subsidiary of Petrobras.

On June 22, 1978, we entered into a 10-year renewable contract with Petrobras under which the prices paid by us to Petrobras for naphtha are established based on the Amsterdam-Rotterdam-Antwerp market price and are linked to fluctuations in the real/U.S. dollar exchange rate. This contract was amended and renewed in February 1993 and in February 2003.

We maintain a rotating naphtha supply line of credit with Petrobras that permits us to finance purchases of naphtha from Petrobras. We are permitted to maintain balances up to an aggregate of R$570.0 million under this line of credit. We pay interest on the outstanding balance under this line of credit at the monthly rate of 1.78%.

We purchased raw materials and utilities from Petrobras and Petrobras Distribuidora S.A. of R$5,311.4 million in 2005. We had accounts payable to Petrobras and Petrobras Distribuidora S.A. of R$103.1 million at December 31, 2005.

On February 21, 2005, we purchased (1) 15,390,139 common shares, 379,955 class B preferred shares and 7,695,071 class C preferred shares, representing 13.74% of the total share capital of Companhia Alagoas Industrial-Cinal, including 16.6% of its voting share capital, and (2) 1,669,518,451 quotas, representing 25% of the total capital of Alclor—Química de Alagoas Ltda., from Petroquisa for R$7.7 million.

Petrobras’ subsidiary, Petroquisa, is a party to the Petroquisa memorandum of understanding with Odebrecht and Petroquímica da Bahia. This agreement grants certain voting and other rights in respect of our company to Petroquisa. See “—Major shareholders—Shareholders Agreements—Petroquisa Memorandum of Understanding.”

On September 16, 2005, we and Petroquisa incorporated Paulínia, a joint venture for the construction and operation of a polypropylene plant to be located in Paulínia, in the State of São Paulo. We own 60.0% of the total and voting share capital of Paulínia and Petroquisa owns the remaining 40.0%. On September 16, 2005, (1) we entered into a shareholders agreement with Petroquisa with respect to the management of Paulínia and the transfer of its shares, (2) we contributed the process technology that will be used by this plant under an agreement with a 20-year term, and (3) Paulínia entered into a supply agreement with Petrobras with a 20-year term for the supply to Paulínia of polymer-grade propylene, the primary feedstock to be used in Paulínia’s production processes, through Petrobras’ refineries in Paulínia and Henrique Lage.

Our Subsidiaries, Jointly Controlled Companies and Associated Companies

Copesul

Our Polyolefins Unit purchases ethylene and propylene from Copesul, in which we have a 29.5% interest. We have a long-term supply contract with Copesul that is described in “Item 4. Information on the Company—Polyolefins Unit—Raw Materials of Our Polyolefins Unit.” Our Polyolefins Unit also buys nitrogen on market terms from Copesul. We recorded purchases from Copesul of R$1,814.3 million in 2005. We had accounts payable to Copesul of R$353.2 million at December 31, 2005.

COPESUL—International Trading Inc.

COPESUL—International Trading Inc. is a subsidiary of Copesul, in which we have a 29.5% interest. At December 31, 2004, one of our subsidiaries, Lantana Trading Company Inc., had four outstanding loans from COPESUL—International Trading Inc. of R$145.8 million (R$102.9 million giving effect to proportional consolidation) at interest rates equivalent to the market rates. These loans were paid in full during the year ended December 31, 2005.

Politeno

At December 31, 2005, we owned 34.0% of the total share capital of Politeno, including 35.0% of its voting share capital. Our Basic Petrochemicals Unit supplies ethylene to Politeno. We recorded net sales to Politeno of R$696.0 million in 2005. We had accounts receivable from Politeno of R$18.5 million at December 31, 2005. As a result of the Politeno acquisition, we now own 96.2% of the total share capital of Politeno, including 100% of its voting share capital, and will fully consolidate Politeno in our consolidated financial statements at dates and for periods following this acquisition.

Cetrel

We own, directly and indirectly, 53.0% of the voting and total share capital of Cetrel. We purchase treatment services on market terms from Cetrel for the wastewater and organic residues generated by us in the Northeastern Complex. We recorded purchases from Cetrel of R$13.6 million in 2005. We had accounts payable to Cetrel of R$0.9 million at December 31, 2005.

Petroflex

We own 20.1% of the voting and total share capital of Petroflex. We sell butadiene-l to Petroflex on market terms under a long-term contract that is renewable automatically for ten-year periods. We recorded net sales to Petroflex of R$353.2 million in 2005. We had accounts receivable from Petroflex of R$41.4 million at December 31, 2005.

On June 11, 2004, Petroflex entered into a R$34.3 million secured credit agreement with BNDES to finance capital expenditures. In accordance with the terms of a shareholders agreement among our company and the other controlling shareholders of Petroflex, we have guaranteed severally, but not jointly, 40% of this loan, or approximately R$13.7 million of its aggregate principal amount. The first tranche of this loan in the principal amount of R$10.3 million bears interest at a rate based on the UM plus a margin of 5.125% per annum. The second and third tranches of this loan in the aggregate principal amount of R$24.0 million bear interest at the TJLP plus 5.125% per annum. As set forth in the shareholders agreement, we charge Petroflex a fee of 1.25% of the outstanding principal amount of this loan that we guarantee.

Borealis Brasil S.A.

We sell polypropylene and polyethylene to Borealis Brasil S.A. in which we have a 20.0% interest. We recorded net sales to Borealis of R$128.5 million in 2005. We had accounts receivable from Borealis of R$8.7 million at December 31, 2005.

Other

Engepack

We sell PET from time to time to Engepack, a packaging manufacturer. Francisco Teixeira de Sá, the chairman of the board of directors of Engepack, is a member of our board of directors. In addition, one of the alternate members of our board of directors, Lucio José Santos Junior, is an executive officer of Engepack, and one of the members of our fiscal council, Walter Murilo Melo de Andrade, is the internal counsel of Engepack. We recorded net sales to Engepack of R$25.5 million in 2005. Engepack purchases PET from a variety of second generation producers, including our company.

Sojitz

We sell PVC and EDC to, and we purchase raw materials, principally naphtha, from, Sojitz, a chemical trader. Masatoshi Furuhashi, the managing director of Sojitz Corporation of America and president of Sojitz do Brasil S.A., both subsidiaries of Sojitz, is a member of our board of directors. In addition, Yukihiro Funamoto, an executive officer of Sojitz do Brasil S.A., is an alternate member of our board of directors. At December 31, 2005, Sojitz owned 1.2% of our total share capital, including 3.6% of our voting share capital.

We have an ongoing obligation to export PVC and EDC under a supply agreement with Sojitz. Under this supply agreement, we have agreed to supply, and Sojitz has agreed to purchase, minimum annual volumes of 6,000 tons of PVC, and minimum annual volumes of EDC, which decline over time from 100,000 to 80,000 tons. We recorded net sales to Sojitz of R$93.5 million in 2005. In addition, we recorded purchases from Sojitz of R$827.6 million in 2005.

ITEM 8. FINANCIAL INFORMATION

Consolidated Statements and Other Financial Information

Reference is made to Item 19 for a list of all financial statements filed as part of this annual report.

Legal Proceedings

Tax Proceedings

We are engaged in several legal proceedings with Brazilian tax authorities for which we have established provisions in an aggregate amount of R$1,370.4 million at December 31, 2005. In addition, there are currently certain legal proceedings pending in which we are involved for which we have not established provisions. If any of these legal proceedings is decided adversely to us, our results of operations or financial condition could be materially and adversely affected.

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

The Brazilian government appealed the decision of the Brazilian Federal Supreme Court. As the appeal does not challenge the validity of IPI tax credits, but only the method of calculating monetary adjustments on those credits and the time period for appealing the decision of the Brazilian Federal Supreme Court has expired, we believe that (1) the decision acknowledging the validity of the IPI tax credits is no longer subject to appeal, and

(2) it is reasonably possible that we could lose the appeal regarding the method of calculating monetary adjustments on those credits. If the Brazilian Government prevails in this appeal, we could lose all or part of the IPI tax credits attributable to monetary adjustments. We recognized IPI tax credits in an aggregate amount of R$1,030.1 million in December 2002. At December 31, 2005, we have used the full amount of the R$1,030.1 million IPI tax credit to offset our IPI and other federal tax obligations.

We have three other similar suits pending on behalf of OPP Química and Trikem (which have merged into our company) in federal courts in the States of Bahia, São Paulo and Alagoas. In two of these cases, we obtained preliminary injunctions that allowed these companies to use these credits to offset other IPI tax obligations. In the third case, we obtained a favorable decision in federal trial court that recognized our right to these credits for the ten-year period preceding the filing of this suit, which decision the Brazilian government appealed to the Superior Court of Justice and the Brazilian Federal Supreme Court in 2002. All three of these suits remain pending. Based on (1) these favorable lower court decisions, (2) the favorable decision of the Brazilian Federal Supreme Court relating to the validity of the IPI tax credits in OPP Química’s suit in Rio Grande do Sul described above and (3) our assessment of the arguments made in a similar case involving a third party that is currently pending before the Brazilian Federal Supreme Court, we believe that it is reasonably possible that we will prevail in these suits. Accordingly, we have used R$203.7 million at December 31, 2005 of Trikem’s and OPP Químicas’ IPI tax credits to offset our IPI and other federal tax obligations and have recorded a provision in the amount of R$308.7 million at December 31, 2005. We have not recognized any assets or gains in relation to these claims.

We also have a similar suit pending in federal court in the State of Bahia that was commenced by Poliaden prior to our merger with Polialden. Polialden won this suit in federal trial court, which ruled that Polialden was entitled to IPI tax credits for the ten-year period preceding the filing of this suit. However, the Brazilian government appealed this decision to the Federal Superior Court of Justice, which appeal remains pending. Based on (1) this favorable lower court decision, (2) the favorable decision of the Brazilian Federal Supreme Court relating to the validity of the IPI tax credits in OPP Química’s suit in Rio Grande do Sul described above, and (3) our assessment of the arguments made in a similar case involving a third party that is currently pending before the Brazilian Federal Supreme Court, we believe that it is reasonably possible that we will prevail in this suit. Accordingly, Polialden used R$98.0 million at December 31, 2005 in IPI tax credits to offset its IPI and other federal tax obligations and recorded a provision in the amount of R$157.6 million at December 31, 2005. Polialden did not recognize any assets or gains in relation to these claims.

For further information on our accounting treatment of these IPI credits, see note 17 to our consolidated financial statements.

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

We and our subsidiaries believe that we are entitled to more than R$794.6 million in IPI export credits. In one of these suits, the Regional Federal Court ruled against OPP Química, holding that it does not have the right to IPI export credits. OPP Química’s appeals before the Superior Court of Justice and the Brazilian Federal

Supreme Court remain pending. Although our other suits also are pending, the Brazilian tax authorities have issued deficiency notices against us (1) attempting to collect amounts offset using these IPI export credits and (2) asserting their right to do so before the expiration of the applicable statute of limitations. We filed administrative appeals in respect of these deficiency notices, but we received unfavorable decisions in each of these appeals. We have appealed each of these unfavorable decisions to the taxpayers’ council (an administrative appeal board). However, based on recent Brazilian Federal Supreme Court and other jurisprudence holding that the sub-delegation by the Ministry of Finance of the authority to regulate IPI export credits under Decree Law No. 1,742/79 was unconstitutional and recognizing the right to offset IPI export credits as provided under Decree Law No. 491/96, we believe that it is reasonably possible that we will prevail in all of these judicial and administrative proceedings. We note that the Brazilian Federal Supreme Court rendered a decision in an unrelated proceeding involving a third party holding that this sub-delegation was constitutional. However, the Federal Senate issued Resolution No. 71 on December 27, 2005 confirming the unconstitutionality of this sub-delegation and ratifying the validity of IPI export credits. We are analyzing the potential consequences of this Resolution. We have used a portion of these credits to offset IPI and other federal taxes in the amount of R$391.0 million at December 31, 2005 and recorded a provision in the amount of R$550.3 million at December 31, 2005 because these suits remain pending. For further information on our accounting treatment of these IPI credits, see note 17 to our consolidated financial statements.

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

We lost one of these suits in federal trial court and appealed this decision, which appeal remains pending. Although our three other suits also remain pending in federal court, the Brazilian tax authorities have issued deficiency notices against us attempting to collect amounts offset using these credits, asserting their right to do so before the expiration of the applicable statute of limitations. We appealed the issuance of these deficiency notices to the taxpayers’ council. We believe that it is reasonably possible for us to prevail in all of these judicial and administrative proceedings. We have used R$20.2 million at December 31, 2005 of these credits to offset IPI taxes and recorded a provision in the amount of R$37.7 million at December 31, 2005 because these suits remain pending. For further information on our accounting treatment of these IPI credits, see note 17 to our consolidated financial statements.

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

On these grounds, we and some of our subsidiaries filed suit challenging the constitutionality of the Social Contribution on Net Income. We received a final decision in our favor in 1992. However, in 1993, Brazilian tax authorities filed a rescission action (ação rescisória) against us in relation to all but one of these cases seeking to overrule this decision on the basis of a ruling by the Brazilian Federal Supreme Court in an unrelated case that recognized the constitutionality of the Social Contribution on Net Income. The Brazilian tax authorities prevailed in their rescission action both in the first instance and on appeal. We filed further appeals in respect of this decision with the Superior Court of Justice and the Brazilian Federal Supreme Court, which appeals remain pending. In the remaining case, we believe that it is reasonably possible that the final decision in our favor will remain in effect.

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

If Social Contribution on Net Income is charged retroactively, then our total estimated exposure at December 31, 2005 would be R$651.7 million, including interest. This amount does not include approximately R$175.0 million in penalties at December 31, 2005, which we believe are not payable because we relied upon a judicial decision in not paying Social Contribution on Net Income. We believe that there is a possibility that we will be required to pay related interest and a remote possibility that we will be required to pay fines as a result of this tax litigation.

As we believe that Social Contribution on Net Income may not be payable for periods before the date the final decision is published in the rescission action, we have not made any provision in our consolidated financial statements for these contingencies. For further information on our accounting treatment of CSLL, see note 18(c) to our consolidated financial statements.

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

We believe that these changes were unconstitutional. The provisions of Law No. 9,718/98 that broadened the concept of “gross billings” in our view violated the original terms of Article 195 of the Brazilian Constitution, as well as Article 110 of the Brazilian tax code, which prohibits tax laws from changing the definition, content and reach of private law doctrines and concepts. In addition, although the Brazilian Congress enacted Constitutional Amendment No. 20 on December 15, 1998 to modify Article 195 of the Brazilian Constitution in order to validate the expanded calculation basis of PIS and COFINS as set forth in Law No. 9,718/98, we believe that this law cannot be validated by constitutional amendment for periods before the effectiveness of the constitutional amendment. On these grounds, we and our subsidiaries have filed suit against the Brazilian government seeking to pay PIS and COFINS in accordance with the rules prevailing prior to February 1999.

We and some of our subsidiaries lost our suits challenging the change in the definition of “gross billings” and have appealed these decisions to the Brazilian Federal Supreme Court. On November 9, 2005, the full bench of the Brazilian Federal Supreme Court ruled that the increase in PIS and COFINS tax basis under Law No. 9,718/98 was unconstitutional. Following this decision, the previous unfavorable decisions against us and these subsidiaries were vacated, and we and these subsidiaries won most of our suits challenging the change in the definition of “gross billings.”

We and some of our subsidiaries lost suits challenging the increase in the COFINS tax rate and have appealed these decisions to the Brazilian Federal Supreme Court. Based on recent Brazilian Federal Supreme Court and Superior Court of Justice jurisprudence, we believe that our chances of success in these suits are remote. Two of our subsidiaries have voluntarily settled their COFINS liabilities under a special program created by Law No. 10,684/03, for which we have recorded a long-term liability in an aggregate amount of R$43.2 million at December 31, 2005. As of February 2004, we and our subsidiaries have been paying COFINS in accordance with Law 10,833/03, which introduced new criteria for calculating COFINS.

We recorded a provision in accordance with Law No. 9,718/98 in respect of the proceedings that were not settled in an aggregate amount of R$316.1 million at December 31, 2005 and have deposited R$39.1 million of this amount in court. For further information on our accounting treatment of these contingencies, see notes 10 and 17(iii) to our consolidated financial statements.

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

On these grounds, we filed a lawsuit in 1997 against the Brazilian government seeking a refund of, or the right to offset other taxes with, the tax on net profits that we overpaid with respect to the 1990 and 1991 tax years, which at December 31, 2005 totaled approximately R$73.2 million. We deposited a portion of this amount with the court and have used this amount to offset our PIS and COFINS liabilities. In March 2002, the Regional Federal Court recognized our right to use these overpaid amounts to offset other taxes, as adjusted for inflation and including interest accrued on these amounts at the SELIC rate. The Brazilian government filed a special appeal before the Superior Court of Justice, which decided the case in favor of our company. Based on the decision of the Superior Court of Justice, we have petitioned the Regional Federal Court, requesting the refund of our judicial deposits and the nullification of the deficiency notices issued by the tax authorities with respect to these amounts.

We brought suit for recovery of unduly paid tax on net profits in the 1989 and 1990 tax years. The Regional Federal Court issued a non-appealable order in our favor, and we requested that the Federal Revenue Office acknowledge that a tax credit be recognized and be available to offset against subsequent tax obligations. In November 2005, the Federal Revenue Office acknowledged our entitlement to a R$45.4 million tax credit, which we used to offset PIS and COFINS liabilities in 2005.

Offset of Tax Credits

From May through October 2000, OPP Química and Trikem offset their own federal tax obligations with IPI tax credits assigned by a third-party export trading company. In June 1999, the export trading company filed a motion for a writ of mandamus requiring the federal tax authority of the State of São Paulo to recognize these offsets, and in October 1999, the federal tax authority of the State of São Paulo issued offset support certificates in response to an injunction obtained by the export trading company. In September 1999, the export trading company filed a motion for a writ of mandamus requiring the federal tax authority of the State of Rio de Janeiro to recognize the recovery of IPI tax credits by the export trading company and the validity of their use in offsetting third-party tax obligations. In March 2001, the motion for a writ of mandamus filed by the export trading company in the State of São Paulo was dismissed without prejudice, confirming the administrative and jurisdictional authority of the State of Rio de Janeiro to rule on the export trading company’s tax credits.

In June 2005, the federal tax authority of the State of São Paulo issued regulations canceling the offset support certificates. Based on these regulations, the Federal Revenue Office unit in Camaçari, Bahia sent collection letters to our company in June 2005. We presented notices of dispute against these collection letters, but the administrative authorities declined to process these notices.

On October 3, 2005, the Federal Supreme Court granted a non-appealable writ of mandamus to the export trading company, confirming the export trading company’s right to use its IPI tax credits from all its exports and the availability of these IPI tax credits for offsetting third-party obligations. As a result, we believe that our use of the export trading company’s IPI credits to offset our federal taxes has been confirmed and that the assessment made by the Federal Revenue Office unit in Camaçari, Bahia is not due. In addition and notwithstanding the writ of mandamus granted to the export trading company, we believe that the statue of limitations has expired with respect to the federal taxes offset against the IPI tax credits of the export trading company and can no longer be claimed by the tax authorities.

In December 2005, the Federal Revenue Office unit in Camaçari, Bahia assessed past-due federal tax liabilities of R$276.6 million against our company related to our alleged undue offset of federal taxes. In January 2006, we were ordered to post bond in aid of execution of the tax claim made by the Federal Revenue Office unit in Camaçari, Bahia, and we posted this bond in the form of an insurance policy.

We and the export trading company subsequently commenced judicial and administrative proceedings to defend the lawfulness and validity of those offsetting procedures. We believe that it is probable that we will prevail in these judicial and administrative proceedings in light of our view of the validity and liquidity of those credits as confirmed in a special audit conducted by the federal tax authority of the State of Rio de Janeiro. In the event that we are unsuccessful in all of these judicial and administrative proceedings, pursuant to the agreement under which the export trading company assigned the IPI tax credits to OPP Química and Trikem, we will be entitled to full recourse against the export trading company concerning all amounts we are required to pay to the National Treasury.

Other Tax Proceedings

We, our subsidiaries and our affiliates are involved in several other judicial and administrative proceedings regarding withholding taxes, corporate income taxes (Imposto de Renda da Pessoa Jurídica), the ICMS, the tax on financial transactions (Imposto Sobre Operações Financeiras), monetary adjustments, the Social Investment Fund (Fundo de Investimento Social), compulsory loans to Eletrobrás and other issues related to tax matters. Some of these disputes involve substantial amounts.

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

The Brazilian Federal Supreme Court initially held in favor of the workers’ union, but reversed its decision in December 2002 and held that a private collective bargaining agreement cannot preempt federal law, particularly a law that related to Brazilian public policy. In 2003, the workers’ union requested reconsideration of this decision. The Brazilian Federal Supreme Court accepted the workers’ union’s request for reconsideration, but on May 31, 2005, the Brazilian Federal Supreme Court unanimously reaffirmed its December 2002 decision and dismissed the workers’ union’s appeal.

On October 24, 2005, the workers’ union filed a divergence appeal to the Brazilian Federal Supreme Court, requesting the resolution of conflict between the decisions given by the Brazilian Federal Supreme Court under this proceeding and prior decisions given by the another panel of the Brazilian Federal Supreme Court. The Brazilian Federal Supreme Court has agreed to consider this appeal, but has not yet issued a decision.

Other

We and our subsidiaries are involved in approximately 1,100 labor lawsuits that involve claims totaling R$223.4 million at December 31, 2005. We have deposited R$22.5 million of this amount in court and have established a provision for labor contingencies in an aggregate amount of R$12.3 million at December 31, 2005.

Occupational Health and Safety Proceedings

At December 31, 2005, we were party to 169 occupational health and safety proceedings as to which the total amount claimed was approximately R$147.4 million. As we believe that the risk of losing these proceedings is possible and not probable, we have not established a provision in respect of these proceedings and do not believe that these proceedings will have a material adverse effect on our business, financial condition or operations.

Other Proceedings

At December 31, 2005, we were a defendant in three civil suits filed by a former caustic soda distributor, its controlling shareholder and a former transporter for breach of a caustic soda distribution agreement. The damages claimed in these suits totaled R$132.6 million at December 31, 2005 (monetarily adjusted). We prevailed in one of these suits in trial court, which the plaintiff appealed. This appeal remains pending. On January 19, 2006, a lower court issued a non-appealable judgment in our favor in one or these suits in which the damages claimed were R$106.5 million. The remaining suit is pending. We believe that we will prevail in this suit and in the appeal.

We have also filed a claim in the amount of R$1.9 million against this distributor in its pending bankruptcy proceeding. The bankruptcy court has initially accepted our claim.

We are parties to certain proceedings brought by some preferred shareholders of our company and Polialden which we do not believe will have a material adverse effect on our business, financial condition or results of operations.

Dividends And Dividend Policy

Payment of Dividends

Our dividend distribution policy has historically included the distribution of periodic dividends, based on annual balance sheets approved by our board of directors. When we pay dividends on an annual basis, they are declared at our annual shareholders’ meeting, which we are required by the Brazilian Corporation Law and our by-laws to hold by April 30 of each year. When we declare dividends, we are generally required to pay them within 60 days of declaring them unless the shareholders’ resolution establishes another payment date. In any event, if we declare dividends, we must pay them by the end of the fiscal year for which they are declared. Under Article 9 of Law 9,249/95 and our bylaws, we also may pay interest attributable to shareholders’ equity as an alternative form of dividends upon approval of our board of directors. For a more detailed description of interest attributable to shareholders’ equity, see “—Payment of Dividends and Interest Attributable to Shareholders’ Equity—Interest Attributable to Shareholders’ Equity.”

The following table sets forth the dividends and/or interest attributable to shareholders’ equity paid to holders of our common shares, class A preferred shares and class B preferred shares since 2001 in reais and in U.S. dollars translated from reais at the commercial market selling rate in effect as of the payment date.

		Nominal Brazilian Currency per						US$ equivalent per
Year	Payment Date	Common shares		Class A Preferred Shares		Class B Preferred Shares		Common shares		Class A Preferred Shares		Class B Preferred Shares
2001	February 20, 2001	R$	0.21	R$	0.21	R$	—	US$	0.11	US$	0.11	US$	—
	May 20, 2001		0.14		0.14		0.14		0.06		0.06		0.06
	August 20, 2001		0.14		0.14		0.14		0.06		0.06		0.06
	November 20, 2001		0.14		0.14		0.14		0.06		0.06		0.06
2002	February 25, 2002		—		0.08		0.08		—		0.04		0.04
	May 20, 2002		—		0.13		0.13		—		0.05		0.05
2005	April 12, 2005(1)		0.56		0.56		0.56		0.22		0.22		0.22
2006	April 18, 2006		0.90		0.90		0.56		0.42		0.42		0.26

(1)	Represents interest attributable to shareholders’ equity of R$0.28 (US$0.11) per common share, R$0.56 (US$0.22) per class A preferred share and R$0.56 (US$0.22) per class B preferred share, plus dividends of R$0.28 (US$0.11) per common share.
(2)	Represents interest attributable to shareholders’ equity of R$0.75 (US$0.35) per common share, R$0.75 (US$0.35) per class A preferred share and R$0.56 (US$0.26) per class B preferred share, plus dividends of R$0.15 (US$0.07) per common share and R$0.15 (US$0.07) per class A preferred share.

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

Legal Reserve Account

Under the Brazilian Corporation Law and our by-laws, we must allocate 5% of our net profits for each fiscal year to our legal reserve until the aggregate amount of our legal reserve equals 20% of our paid-in capital. However, we are not required to make any allocations to our legal reserve in a fiscal year in which our legal reserve, when added to our other reserves, exceeds 30% of our shareholders’ equity. At December 31, 2005, we had a balance of R$68.9 million in our legal reserve account.

Capital Reserve Accounts

Under the Brazilian Corporation Law, we are also permitted to record a capital reserve that may be used only (1) to absorb losses which exceed retained earning and profit reserves as defined in the Brazilian Corporation Law, and (2) to redeem or repurchase share capital and/or participation certificates, (3) to increase our capital, or (4) if specified in our by-laws (which currently do not so specify), to pay preferred share dividends. Amounts allocated to our capital reserves are unavailable for the payment of distributions and are not taken into consideration for purposes of determining the mandatory distributable amount. At December 31, 2005, we had a balance of R$396.8 million in our capital reserve accounts.

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

As described under “Item 7. Major Shareholders and Related Party Transactions—Major Shareholders—Shareholders Agreements,” we have entered into an agreement with two of our shareholders that establishes as our dividend policy the distribution of at least 50% of our adjusted net profits during any relevant period, provided that we have established and maintained all necessary reserves for the efficient operation and development of our business.

Under our 10.625% Notes due 2007 and our 11.75% Notes due 2014, we may not pay dividends in excess of two times the minimum dividends or interest attributable to shareholders’ equity payable under our by-laws or under applicable Brazilian law.

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

Payment of Dividends and Interest Attributable to Shareholders’ Equity

We may pay the mandatory distributable amount as dividends or as interest attributable to shareholders’ equity, which is similar to a dividend but is deductible in calculating our income tax obligations. There are no restrictions on our ability to distribute dividends that have been lawfully declared under Brazilian law. However, as with other types of remittances from Brazil, the Brazilian government may impose temporary restrictions on remittances to foreign investors of the proceeds of their investments in Brazil, as it did for approximately six months in 1989 and early 1999, and on the conversion of Brazilian currency into foreign currencies, which could hinder or prevent the depositary from converting dividends into U.S. dollars and remitting these U.S. dollars abroad. See “Item 3. Key Information—Risk Factors—Risks Relating to Our Class A Preferred Shares and the ADSs.”

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

Any payment of interest attributable to shareholders’ equity to holders of common shares, preferred shares or ADSs, whether or not they are Brazilian residents, is subject to Brazilian withholding tax at the rate of 15%, except that a 25% withholding tax rate applies if the recipient is a resident of a tax haven jurisdiction. A tax haven jurisdiction is a country (1) that does not impose income tax or whose income tax rate is lower than 20% or (2) which does not permit disclosure of the identity of shareholders of entities organized under its jurisdiction. See “Item 10. Additional Information—Taxation—Brazilian Tax Considerations.” Under our by-laws, we may include the amount distributed as interest attributable to shareholders’ equity, net of any withholding tax, as part of the mandatory distributable amount.

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

Significant Changes

Other than as otherwise disclosed in this annual report, no significant change has occurred since the date of the audited consolidated financial statements included in the annual report.

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

On December 21, 1998, ADSs representing our class A preferred shares began trading on The New York Stock Exchange. On December 31, 2005, there were 15,115,684 ADSs outstanding, representing 30,231,368 class A preferred shares, or 12.6% of our outstanding class A preferred shares.

On October 8, 2003, we listed our class A preferred shares on the LATIBEX, a stock market for Latin American issuers that is quoted in euros on the Madrid Stock Exchange, under the symbol “XBRK.” Our class A preferred shares are traded on the LATIBEX in lots of one share.

At June 22, 2006, we had approximately 18,333 shareholders, including one U.S. resident holder of our common shares, approximately 117 U.S. resident holders of our class A preferred shares (including The Bank of New York, as depositary) and no U.S. resident holders of our class B preferred shares. At June 22, 2006, there were 72,000 common shares, 50,729,756 class A preferred shares (including class A preferred shares represented by ADSs), and no class B preferred shares held by U.S. resident holders.

Price History of Our Class A Preferred Shares and the ADSs

The tables below set forth the high and low closing sales prices for our class A preferred shares on the São Paulo Stock Exchange and the high and low closing sales prices for the ADSs on The New York Stock Exchange for the periods indicated.

	São Paulo Stock Exchange				New York Stock Exchange
	Reais per
	Class A Preferred Share				U.S. dollars per ADS
	High		Low		High		Low
2001	R$	7.25	R$	3.61	US$	8.94	US$	3.07
2002		6.84		2.24		6.38		1.29
2003		15.63		1.85		11.70		1.10
2004		31.68		9.36		25.48		6.18
2005		31.84		16.16		25.82		14.57

	São Paulo Stock Exchange				New York Stock Exchange
	Reais per
	Class A Preferred Share				U.S. dollars per ADS
	High		Low		High		Low
2004
First Quarter	R$	18.82	R$	14.73	US$	14.63	US$	10.75
Second Quarter		16.95		9.36		12.77		6.32
Third Quarter		22.26		13.30		16.54		9.12
Fourth Quarter		31.68		21.58		25.48		15.89
2005
First Quarter		31.84		25.04		25.82		19.42
Second Quarter		26.49		18.02		20.87		15.78
Third Quarter		24.45		16.16		22.45		14.57
Fourth Quarter		21.93		17.00		21.00		15.79
2006
First Quarter		18.95		15.84		18.24		14.37
Most Recent Six Months
December 2005		19.11		17.64		18.26		15.85
January 2006		18.70		16.65		16.62		14.95
February 2006		18.95		16.72		18.24		15.35
March 2006		18.13		15.84		17.45		14.37
April 2006		15.96		14.43		14.95		13.66
May 2006		15.55		13.85		15.05		11.94

Source: Economática	Ltda.

On June 22, 2006, the closing sales price of:

•	our class A preferred shares on the São Paulo Stock Exchange was R$12.42 per share;

•	our class A preferred shares on the LATIBEX was €4.45 per share; and

•	the ADSs on The New York Stock Exchange was US$10.93 per ADS.

The following table sets forth the average daily trading volume for our class A preferred shares on the São Paulo Stock Exchange and for the ADSs on The New York Stock Exchange for the periods indicated.

	Average Daily Trading Volume
	São Paulo Stock Exchange	New York Stock Exchange
	Class A Preferred Shares	ADSs
2004
First Quarter	569,440	59,736
Second Quarter	613,548	50,120
Third Quarter	802,780	94,642
Fourth Quarter	777,788	178,366
2005
First Quarter	983,247	224,456
Second Quarter	1,023,416	207,602
Third Quarter	1,353,811	255,289
Fourth Quarter	1,277,477	222,679
2006
First Quarter	1,521,282	302,466

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

On February 13, 2003, we agreed to comply with Level 1. In becoming a Level 1 company, we agreed to:

•	ensure that shares representing 25% of our total share capital are available for trading;

•	adopt offering procedures that favor widespread ownership of shares whenever making a public offering;

•	comply with minimum quarterly disclosure standards;

•	follow stricter disclosure policies with respect to transactions involving our securities made by our controlling shareholder and our directors and executive officers;

•	disclose any existing shareholders agreements and stock option plans; and

•	make a schedule of corporate events available to our shareholders.

To become a Level 2 company, a company must agree to the following additional provisions:

•	have a board of directors consisting of at least five members; at least 20% of whom will be independent, as defined in the Level 2 regulations;

•	confer upon preferred shares the right to vote on at least the following issues: (1) transformation, merger, consolidation or spin-off of the company; (2) approval of transactions between the company and its controlling shareholder and/or related parties, whenever such matter is subject to authorization at a general meeting of shareholders pursuant to law or under the company’s by-laws; (3) appraisal of assets contributed to pay the company’s capital increases; (4) selection of a specialized company in charge of determining the company’s economic value for delisting purposes; and (5) amendment to or revocation of any provisions contained in the company’s by-laws, whenever such acts alter or modify any requirements set forth in the São Paulo Stock Exchange regulations;

•	offer tag-along rights to minority shareholders (meaning that upon the acquisition of a controlling interest, the purchaser must also agree to purchase the shares of the company’s minority shareholders in an amount equivalent to 100% of the price paid for each share in the controlling stake, in the case of holders of common shares, and at least 80% of the price paid for each share in the controlling stake, in the case of holders of preferred shares);

•	conduct a tender offer at fair market value in the event of a delisting of shares or termination of Level 2 registration;

•	present an annual balance sheet prepared in accordance with, or reconciled to, U.S. GAAP or international financial reporting standards;

•	establish a two-year term for all members of the board of directors; and

•	resolve corporate conflicts with or among the company’s shareholders through arbitration.

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

At June 22, 2006, we have outstanding share capital of R$3,508,271,820.78, equal to 370,402,346 total outstanding shares consisting of 123,492,142 outstanding common shares, 246,107,138 outstanding class A preferred shares and 803,066 outstanding class B preferred shares, including 4,470,947 class A preferred shares held in treasury. All of our outstanding share capital is fully paid. All of our shares are without par value. Under the Brazilian Corporation Law, the aggregate number of our non-voting and limited voting class A and class B preferred shares may not exceed two-thirds of our total outstanding share capital.

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

See “—Taxation—Brazilian Tax Considerations” for details on the determination of the registered capital that will be reflected in the electronic registration resulting from conversions.

If a foreign direct investor under Law No. 4,131/62 wishes to deposit its shares into the ADR program in exchange for ADSs, such holder will be required to present to the custodian evidence of payment of capital gains taxes. The conversion will be effected by the Central Bank after receipt of an electronic request from the custodian with details of the transaction. See “—Taxation—Brazilian Tax Considerations—Taxation of Gains in Brazil” and “—Registered Capital.”

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

For a description of the foreign exchange markets in Brazil, see “Item 3. Key Information—Exchange Rates.”

Taxation

The following summary contains a description of the material Brazilian and U.S. federal income tax consequences of the purchase, ownership and disposition of class A preferred shares and ADSs, but it does not purport to be a comprehensive description of all of the tax considerations that may be relevant to a decision to purchase any such securities. In particular, for U.S. federal income tax purposes, this summary is applicable only to holders that hold class A preferred shares or ADSs as “capital assets” within the meaning of Section 1221 of the Internal Revenue Code of 1986, as amended, (the “Code”), and does not address the tax treatment of a holder that may be subject to special tax rules, such as financial institutions, insurance companies, real estate investment trusts, regulated investment companies, grantor trusts, tax-exempt entities, traders or dealers in securities or currencies, persons that will hold class A preferred shares or ADSs in a hedging transaction or as a position in a “straddle” or “conversion transaction” for U.S. federal income tax purposes, persons that have a “functional currency” other than the U.S. dollar, persons that are former citizens or long-term residents of the United States, persons that will hold class A preferred shares or ADSs as compensation for the performance of services, persons liable for alternative minimum tax or estate and gift tax or persons that own or are treated as owning 10% or more of the voting shares or value of our company.

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

The Brazilian tax authorities have recently issued a normative instruction confirming that, pursuant to Law No. 10,833/03, these tax authorities intend to assess income tax on capital gains earned by non-Brazilian residents whose assets are located in Brazil. Holders of the ADSs outside of Brazil may have grounds to assert that Brazilian Law No. 10,833/03 does not apply to sales or other dispositions of ADSs as ADSs are not assets located in Brazil. However, the sale or other disposition of class A preferred shares abroad may be subject to the provisions of Brazilian Law No. 10,833/03. Any capital gains arising from sales or other dispositions outside Brazil would be subject to Brazilian income tax at the rate of 15% or 25% if the investor is located in a tax haven jurisdiction. Brazilian Law No. 10,833/03 requires the purchaser of our class A preferred shares outside Brazil or its attorney-in-fact in Brazil to withhold the tax. A disposition of class A preferred shares can only occur abroad if any investor decides to cancel its investment in ADSs and register the underlying class A preferred shares as a direct foreign investment under Law No. 4,131/62.

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

If the sale or other disposition of such shares is carried out on a Brazilian stock exchange, the capital gains on the sale or disposition will be taxed at a rate of 15%. This rate applies to all transactions carried out on a Brazilian stock exchange by non-Brazilian holders regardless of whether or not they are domiciled in tax haven jurisdictions. In these transactions, the gain realized is calculated based on the amount registered with the Central Bank. As from January 1, 2005, a withholding tax of 0.005% will also be assessed on the sales price or other disposition value of shares sold or disposed of in transactions carried out on a Brazilian stock exchange. The withholding tax, to be offset against tax due on eventual capital gain, must be withheld by one of the following entities: (1) the agent receiving the sale or disposition order from the client; (2) the stock exchange responsible for registering the transactions; or (3) the entity responsible for the settlement and payment of the transactions.

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

A non-Brazilian holder of class A preferred shares may experience delays in effecting the registration of registered capital, which may delay remittances abroad. Such a delay may adversely affect the amount, in U.S. dollars, received by the non-Brazilian holder. See “Item 3. Key Information—Risk Factors—Risks Relating to Our Class A Preferred Shares and the ADSs” and “—Regulation of Foreign Investment.”

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

Taxation of Dividends

Subject to the discussion under “—Passive Foreign Investment Company Rules,” in general, the gross amount of a distribution made with respect to a class A preferred share or ADS (which for this purpose shall include distributions of interest attributable to shareholders’ equity before any reduction for any Brazilian taxes withheld therefrom) will, to the extent made from the current or accumulated earnings and profits of our company, as determined under U.S. federal income tax principles, constitute a dividend to a U.S. holder for U.S. federal income tax purposes. For taxable years beginning on or before December 31, 2010, non-corporate U.S. holders may be taxed on dividends from a qualified foreign corporation at the lower rates applicable to long-term capital gains (i.e., gains with respect to capital assets held for more than one year). A foreign corporation is treated as a qualified foreign corporation with respect to dividends received from that corporation on shares or ADSs that are readily tradable on an established securities market in the United States. United States Treasury Department guidance indicates that the ADSs (which are listed on the New York Stock Exchange), but not our class A preferred shares, are readily tradable on an established securities market in the United States. Thus, subject to the discussion below under “—Passive Foreign Investment Company Rules,” dividends that we pay on the ADS, but not on our class A preferred shares, currently meet the conditions required for these reduced tax rates. There, however, can be no assurance that the ADSs will be considered readily tradable on an established securities market in later years. Furthermore, non-corporate holders that do not meet a minimum holding period requirement during which they are not protected from the risk of loss, that elect to treat the dividend income as “investment income” pursuant to Section 163(d)(4) of the Code or that receive dividends with respect to which they are obligated to make related payments, will not be eligible for the reduced rates of taxation. Such dividends will not be eligible for the dividends received deduction generally allowed to U.S. corporations. Subject to the discussion below under “—Passive Foreign Investment Company Rules,” if a distribution exceeds the amount of our company’s current and accumulated earnings and profits, it will be treated as a non-taxable return of capital to the extent of the U.S. holder’s tax basis in our class A preferred share or ADS on which it is paid and thereafter as capital gain. Our company does not maintain calculations of our earnings and profits under U.S. federal income tax principles.

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

The gross amount of any dividend paid (which will include any amounts withheld in respect of Brazilian taxes) with respect to a class A preferred share or ADS will be subject to U.S. federal income taxation as foreign source dividend income, which may be relevant in calculating a U.S. holder’s foreign tax credit limitation. Subject to generally applicable limitations under U.S. federal income tax law, any Brazilian withholding tax will be treated as a foreign income tax eligible for credit against a U.S. holder’s U.S. federal income tax liability. For purposes of the computation of the foreign tax credit limitation separately for specific categories of income, any dividends generally will constitute foreign source “passive income” or, in the case of certain holders, “financial services income.” U.S. Holders should note that the “financial services income” category will be eliminated with respect to taxable years beginning after December 31, 2006. Thereafter, the foreign tax credit limitation categories would be limited to “passive category income” and “general category income.” Alternatively, a U.S. holder may elect not to claim a credit for any of its foreign taxes and deduct all of those taxes in computing taxable income.

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

Sale, Exchange or Other Disposition of Class A Preferred Shares or ADSs

A deposit or withdrawal of class A preferred shares by a holder in exchange for an ADS that represent such shares will not result in the realization of gain or loss for U.S. federal income tax purposes. A U.S. holder generally will recognize capital gain or loss upon a sale, exchange or other disposition of a class A preferred share or ADS held by the U.S. holder or the depositary, as the case may be, in an amount equal to the difference between the U.S. holder’s adjusted basis in our class A preferred share or ADS (determined in U.S. dollars) and the U.S. dollar amount realized on the sale, exchange or other disposition. If a Brazilian tax is withheld on the sale, exchange or other disposition of a share, the amount realized by a U.S. holder will include the gross amount of the proceeds of that sale, exchange or other disposition before deduction of the Brazilian tax. In the case of a non-corporate U.S. holder, the maximum marginal U.S. federal income tax rate applicable to capital gain will generally be lower than the maximum marginal U.S. federal income tax rate applicable to ordinary income (other than, as discussed above, certain dividends) if such holder’s holding period for such class A preferred share or ADS exceeds one year (i.e., such gain is a long-term capital gain). Capital gain, if any, realized by a U.S. holder on the sale or exchange of a class A preferred share or ADS generally will be treated as U.S. source income for U.S. foreign tax credit purposes. Consequently, in the case of a disposition or deposit of a class A preferred share or ADS that is subject to Brazilian tax, the U.S. holder may not be able to use the foreign tax credit for that Brazilian tax unless it can apply the credit against U.S. tax payable on other income from foreign sources in the appropriate income category, or, alternatively, it may take a deduction for the Brazilian tax if it elects to deduct all of its foreign income taxes. The deductibility of capital losses is subject to limitations.

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

Passive Foreign Investment Company Rules

Based upon the nature of its current and projected income, assets and activities, our company does not believe that our class A preferred shares or the ADSs will be considered shares of a passive foreign investment company, or PFIC, for U.S. federal income tax purposes for the taxable year ended December 31, 2005. In general, a foreign corporation is a PFIC if, after applying certain look-through rules with respect to certain subsidiaries, at least 75% of its gross income for the taxable year is passive income or if at least 50% of the average value of its gross assets for the taxable year produce passive income or are held for the production of passive income. In general, passive income for this purpose includes dividends, interest, rents, royalties, and gains from commodities and securities transactions. The determination of whether our class A preferred shares or the ADSs constitute shares of a PFIC is a factual determination made annually, and therefore our company’s failure to constitute a PFIC at one time is subject to change. Our company has no reason to believe that our assets or activities will change in a manner that would cause us to be classified as a PFIC, but there can be no assurance that our company will not be considered a PFIC for any taxable year.

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

Information Reporting and Backup Withholding

U.S. backup withholding tax and information reporting requirements generally apply to certain payments to certain non-corporate holders of shares. Information reporting generally will apply to payments of dividends on, and to proceeds from the sale or redemption of, our class A preferred shares or the ADSs made within the United States or by a U.S. payor or U.S. middleman to a holder of our class A preferred shares or the ADSs, other than an exempt recipient, including a corporation, a payee that is not a United States person that provides an appropriate certification and certain other persons. Backup withholding tax will apply to any payments of dividends on, or the proceeds from the sale or redemption of, class A preferred shares or the ADSs within the United States or by a U.S. payor or U.S. middleman to a holder, other than an exempt recipient, if such holder fails to furnish its correct taxpayer identification number or otherwise fails to comply with, or establish an exemption from, such backup withholding tax requirements. The backup withholding tax rate is 28% for taxable years through 2010.

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

In order to mitigate the market risks to which we are exposed, we used and we may use foreign-currency, interest rate, commodity derivative instruments, cash and receivables. At December 31, 2005, we had foreign exchange options with an aggregate notional amount of R$631.6 million maturing between January 9, 2006 and May 12, 2006. These foreign exchange options match certain foreign currency-denominated obligations included in our accounts payable at December 31, 2005. At December 31, 2005, we had cross-currency interest rate swaps with an aggregate notional amount of R$279.5 million maturing between March 8, 2006 and June 28, 2012. These cross-currency interest rate swaps match certain of our foreign currency-denominated debt obligations.

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

At December 31, 2005, we had US$548.5 million in U.S. dollar-denominated cash equivalents and other investments, which may partially offset the effects of any depreciation of the real against the U.S. dollar on our ability to service our U.S. dollar-denominated debt to the extent of these U.S. dollar-denominated cash equivalents and other investments.

Interest Rate Risk

Our variable interest rate exposure is primarily subject to the variations of the TJLP rate and the CDI rate for real-denominated borrowings and short-term cash investments. In addition, the principal amounts of certain of our real-denominated obligations are periodically restated by the IGP-M.

As a result of strong worldwide GDP growth and favorable price levels of commodities, Brazil registered a commercial surplus of US$44.8 billion, the largest in Brazil’s history, despite the substantial appreciation of the real in relation to the U.S. dollar during 2005. This surplus, together with strong primary surpluses in the federal budget, contributed to a substantial improvement in investors’ perception of Brazil country risk. Moreover, Brazil reduced its level of indebtedness, prepaid its obligations with the IMF and increased its international reserves from US$52.9 billion at December 31, 2004 to US$53.8 billion at December 31, 2005.

The Central Bank succeeded in controlling inflation within its targets and co-ordinating the expectations of economic agents. This strategy resulted in an increase in interest rates during the first half of 2005, followed by a strong decline during the second half. However, Brazil’s GDP growth continued to lag behind worldwide growth levels, growing at an estimated 2.3% during 2005. With respect to Brazilian interest rates:

•	the short-term domestic CDI rate increased from 17.75% per annum at December 31, 2004 to 19.75% per annum at its peak in July 2005, followed by a decline to 18.00% per annum at December 31, 2005;

•	the TJLP remained constant at 9.75% throughout 2005; and

•	the IGP-M was 1.20% in 2005 compared to 12.41% in 2004.

The table below provides information about our significant interest-rate sensitive instruments:

	Payment schedule—breakdown by type of interest rate
	At December 31, 2005
	Expected maturity date
(in millions of reais)	2006	2007	2008	2009	2010	Thereafter	Total	air value(1)
LIABILITIES:
Loans and financings (excluding debentures):
Fixed rate, denominated in U.S. dollars	66.5	46.0	654.2	10.5	10.5	1,289.5	2,077.2	3,622.1
Average interest rate	11.3%	11.3%	11.3%	10.7%	10.7%	9.9%	10.0%
Variable rate, denominated in U.S. dollars	285.3	166.0	128.5	58.5	—	—	638.3	2,275.9
Average interest rate (over LIBOR)	1.65%	1.48%	1.44%	1.45%			1.56%
Fixed rate, denominated in Japanese yen	1.0	0.9	0.5	—	—	—	2.4	7.0
Average interest rate	6.9%	6.9%	6.9%				6.9%
Fixed rate, denominated in reais	—	—	3.8	7.5	7.5	41.5	60.3	55.6
Average interest rate			11.9%	11.9%	11.9%	11.9%	11.9%
Variable rate, denominated in reais (excluding debentures)	206.3	26.2	26.7	26.7	26.7	8.9	321.5	310.0
Average interest rate (over TJLP)	3.76%	3.47%	3.35%	3.26%	2.96%	0.84%	3.56%
Variable rate, denominated in reais (excluding debentures)	12.0	—	—	—	—	—	12.0	17.5
Average interest rate (over IGP-M)	6.50%						6.50%
Variable rate, denominated in reais (excluding debentures)	39.8	68.6	53.7	42.7	35.4	43.3	283.5	284.7
Average interest rate (% of CDI)	102.9%	102.8%	102.8%	102.8%	102.8%	102.8%	102.9%

Loans and financings (excluding debentures) before proportional consolidation	610.9	307.7	867.4	145.9	80.1	1,383.2	3,395.2	6,572.8
Loans and financings, of proportionally consolidated companies	284.1	40.8	12.6	11.4	8.4	—	357.3	357.2

Total loans and financings (excluding debentures)	895.0	348.5	880.0	157.3	88.5	1,383.2	3,752.5	6,930.0

Debentures:
Variable rate, denominated in reais	9.3	—	—	300.0	300.0	—	609.3	653.3
Average interest rate (% of CDI)	117.0%			117.0%	117.0%		117.0%
Variable rate, denominated in reais	—	999.3	—	—	—	—	999.3	951.6
Average interest rate (over TJLP)		5.00%					5.00%

Total debentures	9.3	999.3	—	300.0	300.0	—	1,608.6	1,604.9

ASSETS:
Cash and cash equivalents and other instruments:
Variable rate, denominated in U.S. dollars	1,284.0	—	—	—	—	—	1,284.0	1,284.0
Variable rate, denominated in reais	820.2	—	—	—	—	—	820.2	820.2

Cash and cash equivalents and other investments, before proportional consolidation	2,104.2	—	—	—	—	—	2,104.2	2,104.2
Cash and cash equivalents and other investments of proportionally consolidated companies	177.3	—	—	—	—	—	177.3	177.3

Total cash and cash equivalents and other investments	2,281.5	—	—	—	—	—	2,281.5	2,281.5

(1)	Represents the net present value of the future cash flows from the obligations converted into reais at fair market value at December 31, 2005.

In the event that the average interest rate applicable to our financial assets and debt in 2006 were 1% higher than the average interest rate in 2005, our financial income would increase by approximately R$13.2 million and our financial expenses would increase by approximately R$29.6 million.

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

The table below provides information about our significant foreign currency exposure:

	Payment schedule—breakdown by currency
	As of December 31, 2005
	Expected maturity date
(in millions of reais)	2006	2007	2008	2009	2010	Thereafter	Total	Fair value(1)
LIABILITIES:
Loans and financings:
Loans and financings (excluding debentures):
Denominated in U.S. dollars	351.8	212.0	782.7	69.0	10.5	1,289.5	2,715.5	5,898.0
Denominated in Japanese Yen	1.0	0.9	0.5	—	—	—	2.4	7.0
Denominated in reais	258.1	94.8	84.2	76.9	69.6	93.7	677.3	667.8

Loans and financings (excluding debentures) before proportional consolidation	610.9	307.7	867.4	145.9	80.1	1,383.2	3,395.2	6,572.8
Loans and financings, of proportionally consolidated companies	284.1	40.8	12.6	11.4	8.4	—	357.3	357.2

Total loans and financings (excluding debentures)	895.0	348.5	880.0	157.3	88.5	1,383.2	3,752.5	6,930.0

Debentures:
Denominated in reais	9.3	999.3	—	300.0	300.0	—	1,608.6	1,604.9

Total debentures, including current portion	9.3	999.3	—	300.0	300.0	—	1,608.6	1,604.9

ASSETS:
Cash and cash equivalents and other investments:
Denominated in U.S. dollars	1,284.0	—	—	—	—	—	1,284.0	1,284.0
Denominated in reais	820.2	—	—	—	—	—	820.2	820.2

Cash and cash equivalents and other investments, before proportional consolidation	2,104.2	—	—	—	—	—	2,104.2	2,104.2

Cash and cash equivalents and other investments of proportionally consolidated companies	177.3	—	—	—	—	—	177.3	177.3

Total cash and cash equivalents and other investments	2,281.5	—	—	—	—	—	2,281.5	2,281.5

(1)	Represents the net present value of the future cash flows from the obligations converted into reais at fair market value at December 31, 2005.

Our foreign currency exposure gives rise to market risks associated with exchange rate movements of the real against the U.S. dollar. Foreign currency-denominated liabilities at December 31, 2005 consisted primarily of U.S. dollar-denominated debt. Our foreign currency-denominated debt, including short-term debt and current portion of long-term debt, was R$2,746.6 million (US$1,173.3 million) at December 31, 2005 and R$4,186.9 million (US$1,788.5 million) at December 31, 2004. Our foreign currency exposure includes indebtedness of proportionally consolidated companies of R$72.7 million (US$31.1 million) at December 31, 2005 and R$111.7 million (US$47.7 million) at December 31, 2004. Our foreign currency exposure without the indebtedness of proportionally consolidated companies was R$2,673.9 million (US$1,142.3 million) at December 31, 2005 and R$4,075.2 million (US$1,740.8 million) at December 31, 2004. This foreign currency exposure is represented by debt in the form of notes, bonds, pre-export finance facilities and working capital loans. Our cash and funds available in U.S dollars partially protect us against exposure arising from the U.S. dollar-denominated debt.

In the event that the real were to devalue by 10% against the U.S. dollar during 2006 as compared to the real/U.S. dollar exchange rate at December 31, 2005, our financial expenses indexed to the dollar in 2006 would increase by approximately R$291.8 million and our financial income would increase by approximately R$128.5 million.

Commodity Prices

Although the majority of our revenues are in reais, we do not currently hedge our exposure to changes in prices of naphtha, our principal raw material, which are linked to the Amsterdam-Rotterdam-Antwerp market price denominated in U.S. dollars. We do not hedge this exposure in part because a portion of our sales in 2005 were exports payable in foreign currencies and linked to the international market prices of these commodities, and in part because the prices of our polyethylene, polypropylene and PVC products sold in domestic markets generally reflect changes in the international market prices of these products. In periods of high volatility in the U.S. dollar price of naphtha or the real/U.S. dollar exchange rate, there is usually a lag between the time that the U.S. dollar price of naphtha increases or the U.S. dollar appreciates and the time that we can effectively pass on the resulting increased cost in reais to our customers in Brazil. Accordingly, if the U.S. dollar price of naphtha increases precipitously or the real devalues precipitously against the U.S. dollar in the future, we may not immediately be able to pass on all of the corresponding increases in our naphtha costs to our customers in Brazil, which could materially adversely affect our results of operations and financial condition. See “Item 3. Key Information—Risk Factors—Risks Relating to Our Company and the Petrochemical Industry.”

ITEM 12. DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

Not applicable.

PART II

ITEM 13. DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

Not applicable.

ITEM 14. MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

Not applicable.

ITEM 15. CONTROLS AND PROCEDURES

Disclosure Controls and Procedures

Our chief executive officer, or CEO, and our chief financial officer, or CFO, are responsible for establishing and maintaining our disclosure controls and procedures. These controls and procedures were designed to ensure that information that we are required to disclose in the reports that we file under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the applicable rules and forms of the Commission, and that it is accumulated and communicated to our management, including our CEO and CFO, as appropriate to allow timely decisions regarding required disclosure. We performed an evaluation of the effectiveness of the design and operation of our disclosure controls and procedures as of December 31, 2005 under the supervision of our CEO and CFO. Based on our evaluation, our CEO and CFO concluded that our disclosure controls and procedures were effective as of December 31, 2005.

Management’s Annual Report on Internal Control over Financial Reporting and Report of Independent Registered Public Accounting Firm

We are filing herewith our management’s report on internal control over financial reporting and the opinion thereon issued by our independent registered public accounting firm. Our management’s report on internal control over financial reporting is included in this annual report on page F-2 and the opinion issued by our independent registered public accounting firm is included in the report of PricewaterhouseCoopers Auditores Independentes that is included in this annual report on page F-3.

Changes in Internal Control over Financial Reporting

There have been no changes in our internal control over financial reporting that occurred during the year ended December 31, 2005 that have materially affected or are reasonably likely to materially affect our internal control over financial reporting.

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

ITEM 16C. PRINCIPAL ACCOUNTANT FEES AND SERVICES

Audit And Non-Audit Fees

The following table sets forth the fees billed to us by our independent registered public accounting firm, PricewaterhouseCoopers Auditores Independentes, during the fiscal years ended December 31, 2005 and 2004:

	Year ended December 31,
	2005		2004
	(in millions of reais)
Audit fees(1)	R$	9.7	R$	8.1
Audit-related fees(2)		1.9		1.2
Tax fees(3)		0.6		0.5

Total fees	R$	12.2	R$	9.8

(1)	Audit fees consist of the aggregate fees billed by PricewaterhouseCoopers Auditores Independentes in connection with the audit of our annual financial statements, interim audits, interim reviews of our quarterly financial information, issuance of comfort letters, procedures as related to audit of income tax provisions and related reserves in connection with the audit and review of financial statements and review of documents filed with the Brazilian Securities Commission and the Commission.
(2)	Audit-related fees consist of the aggregate fees billed by PricewaterhouseCoopers Auditores Independentes for internal control reviews.
(3)	Tax fees consist of the aggregate fees billed by PricewaterhouseCoopers Auditores Independentes for tax compliance reviews.

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

•	our fiscal council (1) has implemented procedures for receiving, retaining and addressing complaints regarding accounting, internal control and auditing matters, including the submission of confidential, anonymous complaints from employees regarding questionable accounting or auditing, and (2) has authority to engage independent counsel and other advisors as it determines necessary to carry out its duties; and

•	our company compensates our independent auditors and any outside advisors hired by our fiscal council and provides funding for ordinary administrative expenses incurred by the fiscal council in the course of its duties.

We, however, do not believe that our reliance on this general exemption will materially adversely affect the ability of our fiscal council to act independently and to satisfy the other requirements of the listing standards relating to audit committees contained in Rule 10A-3 under the Exchange Act.

ITEM 16E. PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

During the year ended December 31, 2005, there were no purchases made by or on behalf of Braskem S.A. or any “affiliated purchaser,” as defined in Section 240.10b-18(a)(3), of shares or other units of any class of Braskem S.A.’s equity securities that are registered by Braskem S.A. pursuant to Section 12 of the Exchange Act.

PART III

ITEM 17. FINANCIAL STATEMENTS

We have responded to Item 18 in lieu of responding to this item.

ITEM 18. FINANCIAL STATEMENTS

Reference is made to Item 19 for a list of all financial statements filed as part of this annual report.

ITEM 19. EXHIBITS

(a) Financial Statements

Braskem Financial Statements

Copesul Financial Statements

(b) List of Exhibits

1.01	By-laws, as amended through March 31, 2005 (English translation).

2.01	Amended and Restated Deposit Agreement, dated as of September 17, 2003, among Braskem S.A., The Bank of New York and all holders and beneficial owners of ADSs evidenced by ADRs issued thereunder (incorporated by reference to Exhibit 4.01 to Form F-1 of Braskem S.A. filed on April 6, 2004).

2.02	Form of Certificate representing American Depositary Shares (incorporated by reference to Exhibit 4.02 to Form F-1 of Braskem S.A. filed on April 6, 2004).

2.03	The total amount of long-term debt securities of our company and its subsidiaries under any one instrument does not exceed 10% of the total assets of our company and its subsidiaries on a consolidated basis. We agree to furnish copies of any or all such instruments to the Commission upon request.

3.01	Shareholders Agreement, dated as of July 27, 2001, between Odebrecht Química and Petroquímica da Bahia S.A. (English translation) (incorporated by reference to Exhibit 3.1 to Form 20-F of Braskem S.A. filed on June 30, 2003).

3.02	First Amendment to Shareholders Agreement, dated as of July 29, 2002, between Odebrecht Química Química and Petroquímica da Bahia S.A. (English translation) (incorporated by reference to Exhibit 3. 2 to Form 20-F of Braskem S.A. filed on June 30, 2003).

3.03	Memorandum of Understanding Regarding Shareholders Agreement, dated as of July 3, 2001, among Odebrecht Química S.A., Petroquímica da Bahia S.A. and Petrobras Química S.A. (English translation) (incorporated by reference to Exhibit 3.03 to Form 20-F of Braskem S.A. filed on June 30, 2003).

3.04	First Amendment to Memorandum of Understanding Regarding Shareholders Agreement, dated July 26, 2002, among Odebrecht S.A and Petrobras Química S.A., acknowledged by Petroquímica da Bahia S.A., Nordeste Química S.A. and the Registrant. (English translation) (incorporated by reference to Exhibit 3.04 to Form 20-F of Braskem S.A. filed on June 30, 2003).

3.05	Second Amendment to Memorandum of Understanding Regarding Shareholders Agreement, dated April 29, 2005, among Odebrecht S.A and Petrobras Química S.A., acknowledged by Nordeste Química S.A. and the Registrant. (English translation) (incorporated by reference to Form 6-K of Braskem S.A. filed on May 9, 2005)

3.06	Memorandum of Understanding Regarding Shareholders Agreement, dated July 20, 2001, among Odebrecht Química S.A., Petroquímica da Bahia S.A., PETROS—Fundação Petrobras de Seguridade Social and Caixa de Previdéncia dos Funcionários do Banco do Brasil—PREVI (English translation) (incorporated by reference to Exhibit 3.05 to Form 20-F of Braskem S.A. filed on June 30, 2003).

4.01	Share Purchase Agreement, dated as of April 6, 2006, between Braskem S.A., SPQ Investimentos e Participações Ltda., Sumitomo Chemical Company, Limited, and Itochu Corporation.

4.02	Protocol and Justification of the Merger of Polialden Petroquímica S.A. into Braskem S.A., dated May 5, 2006 (English translation).

4.03	Naphtha and Gas Oil Purchase and Sale Contract, dated as of June 22, 1978, between Petróleo Brasileiro S.A. and the Registrant (English translation) (incorporated by reference to Exhibit 10.06 to Form F-1 of Braskem S.A. filed on April 6, 2004).

4.04	First Amendment to Naphtha and Gas Oil Purchase and Sale Contract, dated as of February 8, 1993, between Petróleo Brasileiro S.A. and the Registrant (English translation) (incorporated by reference to Exhibit 10.07 to Form F-1 of Braskem S.A. filed on April 6, 2004).

4.05	Second Amendment to Naphtha and Gas Oil Purchase and Sale Contract, dated as of February 24, 2003, between Petróleo Brasileiro S.A. and the Registrant. (English translation) (incorporated by reference to Exhibit 10.08 to Form 20-F of Braskem S.A. filed on June 30, 2003).

4.06	Raw Materials Supply Contract (RS—486/82) dated December 8, 1982, between Copesul—Companhia Petroquímica do Sul and Poliolefinas S.A. (English translation) (incorporated by reference to Exhibit 10.24 to Form F-1 of Braskem S.A. filed on April 6, 2004).

4.07	First Amendment to the Raw Materials Supply Contract (RS—486/82), dated December 8, 1982, between Copesul—Companhia Petroquímica do Sul and Poliolefinas S.A. (English translation) (incorporated by reference to Exhibit 10.25 to Form F-1 of Braskem S.A. filed on April 6, 2004).

4.08	Second Amendment to the Raw Materials Supply Contract (RS—486/82), dated December 8, 1986, between Copesul—Companhia Petroquímica do Sul and Poliolefinas S.A. (English translation) (incorporated by reference to Exhibit 10.26 to Form F-1 of Braskem S.A. filed on April 6, 2004).

4.09	Third Amendment to the Raw Materials Supply Contract (RS—486/82), dated March 7, 1988, between Copesul—Companhia Petroquímica do Sul and Poliolefinas S.A. (English translation) (incorporated by reference to Exhibit 10.27 to Form F-1 of Braskem S.A. filed on April 6, 2004).

4.10	Fourth Amendment to the Raw Materials Supply Contract (RS—486/82), dated June 14, 1995, between Copesul—Companhia Petroquímica do Sul and Poliolefinas S.A. (English translation) (incorporated by reference to Exhibit 10.28 to Form F-1 of Braskem S.A. filed on April 6, 2004).

4.11	Fifth Amendment to the Raw Materials Supply Contract (RS—486/82), dated August 19, 1995, between Copesul—Companhia Petroquímica do Sul and Poliolefinas S.A. (English translation) (incorporated by reference to Exhibit 10.29 to Form F-1 of Braskem S.A. filed on April 6, 2004).

4.12	Sixth Amendment to the Raw Materials Supply Contract (RS—486/82), dated May 22, 2001, between Copesul—Companhia Petroquímica do Sul and Poliolefinas S.A. (incorporated by reference to Exhibit 10.30 to Form F-1 of Braskem S.A. filed on April 6, 2004).

4.13	Raw Materials Supply Contract (RS—789/95) dated August 30, 1995, between Copesul—Companhia Petroquímica do Sul and OPP Polietilenos S.A. (English translation) (incorporated by reference to Exhibit 10.31 to Form F-1 of Braskem S.A. filed on April 6, 2004).

4.14	First Amendment to the Raw Materials Supply Contract (RS—789/95), dated May 22, 2001, between Copesul—Companhia Petroquímica do Sul and Poliolefinas S.A. (English translation) (incorporated by reference to Exhibit 10.32 to Form F-1 of Braskem S.A. filed on April 6, 2004).

4.15	Electric Power Purchase and Sale Agreement, dated October 20, 2004, between Companhia Hidro Elétrica do São Francisco—CHESF and Braskem S.A. (UNIB-BA) (English translation) (incorporated by reference to Exhibit 4.18 to Form 20-F of Braskem S.A. filed on June 29, 2005).

4.16	Amendment No. 1 to Electric Power Purchase and Sale Agreement, dated October 20, 2004, between Companhia Hidro Elétrica do São Francisco—CHESF and Braskem S.A. (UNIB-BA) (English translation) (incorporated by reference to Exhibit 4.19 to Form 20-F of Braskem S.A. filed on June 29, 2005).

4.17	Amendment I-A, dated January 3, 2005, to Electric Power Purchase and Sale Agreement, dated October 20, 2004, between Companhia Hidro Elétrica do São Francisco—CHESF and Braskem S.A. (UNIB-BA) (English translation).

4.18	Second Amendment, dated December 30, 2005, to Electric Power Purchase and Sale Agreement, dated October 20, 2004, between Companhia Hidro Elétrica do São Francisco—CHESF and Braskem S.A. (UNIB-BA) (English translation).

4.19	Electric Power Purchase and Sale Agreement, dated October 20, 2004, between Companhia Hidro Elétrica do São Francisco—CHESF and Braskem S.A. (UCS-AL) (English translation) (incorporated by reference to Exhibit 4.20 to Form 20-F of Braskem S.A. filed on June 29, 2005).

4.20	Amendment No. 1 to Electric Power Purchase and Sale Agreement, dated October 20, 2004, between Companhia Hidro Elétrica do São Francisco—CHESF and Braskem S.A. (UCS-AL) (English translation) (incorporated by reference to Exhibit 4.21 to Form 20-F of Braskem S.A. filed on June 29, 2005).

4.21	Electric Power Purchase and Sale Agreement, dated October 20, 2004, between Companhia Hidro Elétrica do São Francisco—CHESF and Braskem S.A. (UCS/MVC/PVC-BA) (English translation) (incorporated by reference to Exhibit 4.22 to Form 20-F of Braskem S.A. filed on June 29, 2005).

4.22	Electric Power Purchase and Sale Agreement, dated October 19, 2004, between CPFL Comercialização Brasil S.A. and Braskem S.A. (English translation) (incorporated by reference to Exhibit 4.23 to Form 20-F of Braskem S.A. filed on June 29, 2005).

4.23	Braskem S.A. Long-Term Incentive Plan (English translation).

4.24	Amendment and Restatement of Section 7 of Braskem’s Long-Term Incentive Plan, adopted at Extraordinary Shareholder’s Meeting on April 7, 2006 (English translation).

8.01	List of subsidiaries (incorporated by reference to note 4 to our audited consolidated financial statements included elsewhere in this annual report).

12.01	Certification of Principal Executive Officer dated June 29, 2005 pursuant to Exchange Act Rules 13a-15(e) and 15d-15(e)

12.02	Certification of Principal Financial Officer dated June 29, 2005 pursuant to Rules 13a-15(e) and 15d-15(e)

13.01	Certifications of Principal Executive Officer and Principal Financial Officer dated June 29, 2005 pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report to be signed on its behalf.

BRASKEM S.A.

By:	/s/ JOSÉ CARLOS GRUBISICH FILHO
Name:	José Carlos Grubisich Filho
Title:	Chief Executive Officer
Date:	June 23, 2006

INDEX TO FINANCIAL STATEMENTS

Braskem Financial Statements

Copesul Financial Statements

Management’s Report on Internal Control over Financial Reporting

The management of Braskem S.A. (“Braskem” or the “Company”), including the CFO and CEO, is responsible for establishing and maintaining adequate internal control over financial reporting.

The Company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. The Company’s internal control over financial reporting includes those policies and procedures that (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the Company; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the Company; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of the Company’s assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of the effectiveness of internal control to future periods are subject to the risk that controls may become inadequate because of changes in conditions, and that the degree of compliance with the policies or procedures may deteriorate.

Braskem’s management has assessed the effectiveness of the Company’s internal control over financial reporting as of December 31, 2005 based on the criteria established in Internal Control - “Integrated Framework” issued by the Committee of Sponsoring Organizations of the Treadway Commission (“COSO”) and, based on such criteria, Braskem’s management has concluded that, as of December 31, 2005, the Company’s internal control over financial reporting is effective.

Management’s assessment of the effectiveness of the Company’s internal control over financial reporting as of December 31, 2005 has been audited by PricewaterhouseCoopers Auditores Independentes, an independent registered public accounting firm, as stated in their report which appears herein.

By:	/s/ JOSÉ CARLOS GRUBISICH FILHO
Chief Executive Officer

/s/ PAUL ELIE ALTIT
Chief Financial Officer

Dated: June 23, 2006

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholders

Braskem S.A.

We have completed an integrated audit of Braskem S.A.’s 2005 consolidated financial statements and of its internal control over financial reporting as of December 31, 2005 and audits of its 2004 and 2003 consolidated financial statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Our opinions, based on our audits, are presented below.

Consolidated financial statements

In our opinion, the accompanying consolidated balance sheets and the related consolidated statements of operations, of changes in shareholders’ equity, of changes in financial position and cash flows present fairly, in all material respects, the financial position of Braskem S.A. and its subsidiaries (“the Company”) at December 31, 2005 and 2004, and the results of their operations, their changes in shareholders’ equity and in financial position and their cash flows for each of the three years in the period ended December 31, 2005 in conformity with accounting practices adopted in Brazil. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit of financial statements includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

Accounting practices adopted in Brazil vary in certain significant respects from accounting principles generally accepted in the United States of America (“U.S. GAAP”). Information relating to the nature and effect of such differences is presented in Note 31 to the consolidated financial statements.

Internal control over financial reporting

Also, in our opinion, management’s assessment, included in the accompanying Management’s Report on Internal Control Over Financial Reporting, that the Company maintained effective internal control over financial reporting as of December 31, 2005 based on criteria established in Internal Control—on Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO), is fairly stated, in all material respects, based on those criteria. Furthermore, in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2005, based on criteria established in Internal Control—Integrated Framework issued by the COSO. The Company’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting. Our responsibility is to express opinions on management’s assessment and on the effectiveness of the Company’s internal control over financial reporting based on our audit. We conducted our audit of internal control over financial reporting in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. An audit of internal control over financial reporting includes obtaining an understanding of internal control over financial reporting, evaluating management’s assessment, testing and evaluating the design and operating effectiveness of internal control, and performing such other procedures as we consider necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinions.

A company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company’s internal control over financial reporting includes those policies and procedures that (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

PricewaterhouseCoopers

Auditores Independentes

Salvador, June 23, 2006

Braskem S.A. and its Subsidiaries

Consolidated Balance Sheets

at December 31

In millions of reais

	2005	2004
Assets
Current assets
Cash and cash equivalents	2,135.7	1,794.0
Other investments	145.8	21.6
Trade accounts receivable	1,493.3	1,630.6
Inventories	1,567.5	1,562.4
Taxes recoverable	324.9	476.0
Deferred income tax	2.4	10.7
Related parties	0.6	0.6
Advances to suppliers	40.0	31.6
Other receivables	58.9	83.0
Prepaid expenses	48.8	57.8

	5,817.9	5,668.3

Long-term assets
Trade accounts receivable	49.7	23.1
Related parties	40.6	35.2
Other investments	0.3	62.0
Judicial deposits and compulsory loan	36.5	28.9
Deferred income tax	292.6	315.3
Taxes recoverable	559.4	251.3
Inventories	75.8	50.4
Other assets	27.2	9.1

	1,082.1	775.3

Permanent assets
Investments
Joint-controlled companies	6.2	5.8
Associated companies	25.8	4.9
Other investments	34.2	35.8
Property, plant and equipment	5,964.2	5,457.6
Deferred charges, including goodwill	2,660.4	3,102.7

	8,690.8	8,606.8

Total assets	15,590.8	15,050.4

Braskem S.A. and its Subsidiaries

Consolidated Balance Sheets—(Continued)

at December 31

in millions of reais

	2005	2004
Liabilities and shareholders’ equity
Current liabilities
Suppliers	2,580.2	2,060.0
Loans and financing	895.0	1,785.9
Debentures	9.3	5.0
Quotas (shares) subject to mandatory redemption	225.4	22.4
Salaries and payroll charges	136.0	98.5
Taxes and contributions payable	192.2	179.7
Income taxes and social contribution payable	19.0	51.5
Interest on own capital and dividends payable	299.2	191.6
Advances from customers	42.0	47.9
Related parties	3.1	—
Insurance premiums payable	3.2	53.2
Other liabilities	39.6	99.5

	4,444.2	4,595.2

Long-term liabilities
Suppliers	29.7	74.1
Loans and financing	2,857.5	3,059.6
Debentures	1,599.3	1,167.9
Quotas (shares) subject to mandatory redemption	404.1	201.8
Related parties	3.0	115.8
Deferred income tax	10.4	11.7
Taxes and contributions payable	1,324.4	1,216.1
Private pension plans	65.1	64.8
Other liabilities	108.2	63.4

	6,401.7	5,975.2

Deferred income
Negative goodwill on investments in subsidiary companies	87.9	93.2

Minority interest	121.2	203.1

Shareholders’ equity
Capital	3,403.0	3,403.0
Capital reserves	396.8	344.8
Revenue reserves	849.3	489.3
Treasury shares	(15.0)	(15.0)
Retained earnings (accumulated deficit)	(98.3)	(38.4)

	4,535.8	4,183.7

Total liabilities and shareholders’ equity	15,590.8	15,050.4

The accompanying notes are an integral part of these financial statements.

Braskem S.A. and its Subsidiaries

Consolidated Statements of Operations

Years Ended December 31

In millions of reais, except amounts per shares

	2005	2004	2003
Gross sales
Domestic market	14,099.1	13,579.4	10,046.1
Foreign market	2,944.2	2,620.8	2,688.5
Taxes, freights and return on sales	(3,968.2)	(3,810.7)	(2,434.4)

Net sales revenue	13,075.1	12,389.5	10,300.2
Cost of sales and services rendered	(10,361.7)	(9,223.0)	(8,224.6)

Gross profit	2,713.4	3,166.5	2,075.6

Operating expenses (income)
Selling	261.9	291.0	167.0
General and administrative	525.2	386.0	321.4
Investment in associated companies
Equity in the results	(1.3)	(0.7)	(0.8)
Amortization of goodwill (negative goodwill), net	152.5	152.7	256.0
Foreign exchange variation	(3.6)	9.6	(22.4)
Tax incentives and other	(37.8)	(54.0)	(62.3)
Depreciation and amortization	355.6	359.7	193.5
Financial expenses	675.8	1,307.2	720.8
Financial income	33.6	(68.6)	(9.2)
Other operating income, net	(22.8)	(43.0)	(55.5)

	1,939.1	2,339.9	1,508.5

Operating income	774.3	826.6	567.1
Non-operating expenses, net	(25.2)	(29.8)	(4.5)

Income before income tax and social contribution	749.1	796.8	562.6
Income tax and social contribution
Current	(147.7)	(226.5)	(146.9)
Deferred	(29.7)	141.4	25.6

Income before minority interest	571.7	711.7	441.3
Minority interest	54.1	(24.6)	(226.2)

Net income for the year	625.8	687.1	215.1

Net income per shares outstanding at the end of the year —R$ (considering the retroactive effect of the 2005 reverse share split for 2004 and 2003)
	1.7285	1.8977	0.7858

The accompanying notes are an integral part of these financial statements.

Braskem S.A.

Statement of Changes in Shareholders’ Equity

In millions of reais

		Capital Reserves			Revenue reserve
	Capital	Capital Restatement	Tax Incentives	Other	Legal	Retained earnings	Treasury Share	Retained earnings (Accumulated Deficit)	Total
At December 31, 2002	1,845.4	2.3	714.9	0.6	—	—	(30.4)	(711.0)	1,821.8
Capital increase	42.0	(2.3)	—	—	—	—	—	—	39.7
Tax incentives	—	—	28.8	—	—	—	—	—	28.8
Treasury share exchange	—	—	—	—	—	—	7.2	—	7.2
Net income for the year	—	—	—	—	—	—	—	215.1	215.1

At December 31, 2003	1,887.4	—	743.7	0.6	—	—	(23.2)	(495.9)	2,112.6

Capital increase (Notes 1(c) and 20 (a))	1,515.6	—	—	—	—	—	—	—	1,515.6
Exchange of shares (Note 1 (b))	—	—	—	—	—	—	8.2	—	8.2
Absorption of accumulated losses (Note 19 (a))	—	—	(463.2)	—	—	—	—	463.2	—
Tax incentives	—	—	63.7	—	—	—	—	—	63.7
Prescribed dividends	—	—	—	—	—	—	—	0.7	0.7
Interest on own capital	—	—	—	—	—	—	—	(170.0)	(170.0)
Net income for the year	—	—	—	—	—	—	—	687.1	687.1
Appropriations:
Legal reserve	—	—	—	—	34.6	—	—	(34.6)	—
Proposed dividends	—	—	—	—	—	—	—	(34.2)	(34.2)
Retained earnings	—	—	—	—	—	454.7	—	(454.7)	—

At December 31, 2004	3,403.0	—	344.2	0.6	34.6	454.7	(15.0)	(38.4)	4,183.7

Tax incentives	—	—	52.0	—	—	—	—	—	52.0
Interest on own capital (Note 20 (e))	—	—	—	—	—	—	—	(270.0)	(270.0)
Net income for the year	—	—	—	—	—	—	—	625.8	625.8
Appropriations:
Legal reserve	—	—	—	—	34.3	—	—	(34.3)	—
Proposed dividends	—	—	—	—	—	—	—	(55.7)	(55.7)
Retained earnings	—	—	—	—	—	325.7	—	(325.7)	—

At December 31, 2005	3,403.0	—	396.2	0.6	68.9	780.4	(15.0)	(98.3)	4,535.8

The accompanying notes are an integral part of these financial statements.

Braskem S.A. and its Subsidiaries

Consolidated Statements of Changes in Financial Position

Years Ended December 31

In million of reais

	2005	2004	2003
Financial resources were provided by:
Operations
Net income for the year	625.8	687.1	215.1
Expenses (income) not affecting working capital:
Depreciation, amortization and depletion	841.5	798.1	575.2
Amortization of goodwill (negative goodwill), net	152.5	152.7	256.0
Investment in associated companies
Equity in the results	(1.3)	(0.7)	(0.8)
Foreign exchange variation	(3.6)	9.6	(22.4)
Tax incentives and other	(39.2)	(37.4)	(62.3)
Adjustment to investments realization value	2.2	(16.0)	3.8
Impairment and disposal of long-lived assets	5.1	23.7	70.1
Long-term interest and monetary variations, net	(54.4)	(94.9)	(96.2)
Deferred tax expense (benefit)	29.7	(141.4)	(25.6)
Minority interest	(54.1)	24.6	226.2
Other	(30.0)	39.0	93.0

Total resulting from operations	1,474.2	1,444.4	1,232.1

Shareholders
Capital increase	2.5	1,211.0	—
Advance for future capital increase	0.2	0.2	2.9
Exchange of treasury stock	—	8.2	—

	2.7	1,219.4	2.9

Third parties
Transfer from long-term receivables to current assets	46.9	516.7	374.2
Decrease in long-term assets	123.3	61.1	964.2
Increase in long-term liabilities	2,036.1	3,187.3	934.2
Dividends receivable	2.0	—	1.2
Tax incentives	91.4	112.5	(65.0)
Other	5.8	0.6	(0.2)

	2,305.5	3,878.2	2,208.6

Total funds provided	3,782.4	6,542.0	3,443.6

Braskem S.A. and its Subsidiaries

Consolidated Statements of Changes in Financial Position—(Continued)

Years Ended December 31

In millions of reais

	2005	2004	2003
Financial resources were used for:
Increase in long-term receivables	507.6	123.7	168.3
Dividends proposed	331.3	209.8	5.5
Transfer from long-term liabilities to current liabilities	316.1	48.4	1,627.3
Transfer from long-term financing to current liabilities	504.2	2,172.3	27.4
Settlement of long-term financing	617.2	1,017.3	—
Decrease of current liabilities, net	117.8	55.5	—
Decrease in long-term liabilities	3.1	126.1	108.5
Redemption of shares	9.1	—	—
Permanent assets
Investments	22.5	23.6	71.7
Property, plant and equipment	815.8	442.3	223.8
Deferred charges	237.1	549.4	255.3

Total funds used	3,481.8	4,768.4	2,487.8

Increase in working capital	300.6	1,773.6	955.8

Current assets
At the end of the year	5,817.9	5,668.3	4,167.4
At the beginning of the year	5,668.3	4,167.4	3,617.8

	149.6	1,500.9	549.6

Current liabilities
At the end of the year	4,444.2	4,595.2	4,867.9
At the beginning of the year	4,595.2	4,867.9	5,274.1

	(151.0)	(272.7)	(406.2)

Increase in working capital	300.6	1,773.6	955.8

The accompanying notes are an integral part of these financial statements.

Braskem S.A. and its Subsidiaries

Consolidated Statements of Cash Flows

Years Ended December 31

In millions of reais

	2005	2004	2003
Net income for the year	625.8	687.1	215.1
Adjustments to reconcile net income to cash provided by operating activities:
Depreciation, amortization and depletion	841.5	798.1	575.2
Amortization of goodwill (negative goodwill), net	152.5	152.7	256.0
Equity in earnings of associated companies	(1.3)	(0.7)	(0.8)
Foreign exchange variation	(3.6)	9.6	(22.4)
Tax incentives and other effects of investments in associated companies	(39.2)	(37.4)	(62.3)
Adjustment to realization value of investments	2.2	(16.0)	3.8
Loss on permanent assets disposed of	2.2	23.7	52.4
Interest and monetary and exchange variations	(133.1)	(336.2)	(494.0)
Deferred tax expense (benefit)	29.7	(141.4)	(25.6)
Minority interest	(54.1)	24.6	226.2
Other	(30.9)	18.5	66.4
Decrease (increase) in assets:
Other investments	(82.1)	47.8	126.5
Trade accounts receivable	161.7	(451.7)	(242.8)
Fair market value of derivative financial instruments	—	(4.1)	33.8
Inventories	(51.5)	(389.6)	(197.7)
Taxes recoverable	(130.3)	289.4	321.2
Prepaid expenses	16.0	29.6	26.0
Other receivables	(30.1)	28.1	186.4
Increase (decrease) in liabilities:
Suppliers	485.1	1,152.1	(612.2)
Taxes and contributions payable	(79.3)	174.3	(40.6)
Tax incentives	91.2	112.5	(65.0)
Advances from customers	(0.6)	(212.3)	153.0
Other liabilities	(52.4)	(42.7)	118.3

Net cash provided by operating activities	1,719.4	1,916.0	596.9

Proceeds from sale of permanent assets	1.8	—	17.5
Additions to property, plant and equipment	(780.7)	(442.2)	(223.7)
Additions to investments	(34.0)	(23.6)	(71.7)
Additions to deferred charges	(237.1)	(549.4)	(255.3)
Dividends received	2.0	0.8	63.8

Net cash used in investing activities	(1,048.0)	(1,014.4)	(469.4)

Braskem S.A. and its Subsidiaries

Consolidated Statements of Cash Flows—(Continued)

Years Ended December 31

In million of reais

	2005	2004	2003
Short-term debt
Issuances	948.3	2,059.9	416.4
Repayments	(2,338.8)	(4,595.7)	(1,259.4)
Long-term debt
Issuances	1,624.7	2,454.2	1,693.5
Repayments	(617.2)	(991.6)	(389.3)
Quotas (shares) subject to mandatory redemption	400.0	88.3	—
Related companies
Issuances	0.2	39.9	833.6
Repayments	(124.7)	(109.2)	(843.2)
Dividends paid to shareholders and minority interests	(208.7)	(4.9)	(71.6)
Share issue	2.5	1,211.0	—
Treasury share	—	8.2	—
Other	(16.0)	5.9	(0.9)

Net cash provided by (used in) financing activities	(329.7)	166.0	379.1

Increase in cash and cash equivalents	341.7	1,067.6	506.6

Represented by
Cash and cash equivalents, at the beginning of the year	1,794.0	726.4	219.8
Cash and cash equivalents, at the end of the year	2,135.7	1,794.0	726.4

Increase in cash and cash equivalents	341.7	1,067.6	506.6

Supplemental information
Cash paid during the year for:
Interest	508.0	1,029.4	675.2
Income taxes	16.8	13.9	0.3
Major non-cash transactions
- Corporate reorganization transactions involving companies under common control (Note 1(b)).
- Exchange of debt in an aggregate principal amount of R$ 243.0 and debentures of 10th issue for the 11th issue of debentures (Note 16).
- Exchange of debt amounting to R$ 145.1 for the 12th issue of debentures (Note 16).

The accompanying notes are an integral part of these financial statements.

Braskem S.A. and its Subsidiaries

Notes to the Consolidated Financial Statements

at December 31, 2005, 2004 and 2003

All amounts in millions of reais, unless otherwise indicated

1  Operations

(a)	Braskem S.A. (“Braskem”) and its subsidiaries, including its jointly-controlled companies (together, “we”, “us”, “our” or “the Company”), is the largest integrated petrochemical cracker and thermoplastics producer in Brazil, and produces a diversified portfolio of petrochemical products. Braskem’s principal corporate objective is manufacturing, selling, importing and exporting chemical and petrochemical products and fuels, as well as producing and supplying utilities to companies in the Camaçari Petrochemical Complex in Bahia, Brazil and rendering of services to those companies.

The Company’s operations are structured in four Business Units: Basic Petrochemicals; Polyolefins, Vinyls; and Business Development.

(b)	Formation of Braskem

Since its inception on August 16, 2002, the Company has undergone a major corporate restructuring process, disclosed to the market through material event notices. The major developments during 2003, 2004 and 2005 can be summarized as follows:

(i)	Exchange offer for remaining shares of Nitrocarbono S.A. and incorporation of subsidiaries

In February 2003, Braskem made a public exchange offer for the remaining voting share capital of Nitrocarbono S.A (“Nitrocarbono”) not owned by the Company. On February 13, 2003, immediately following Braskem’s purchase of the shares tendered in this exchange offer, Braskem owned 99.99% of the voting share capital of Nitrocarbono, representing 93.80% of its total shares capital.

On March 31, 2003, OPP Química S.A. (“OPP Química”), Econômico Empreendimentos S.A. (“ESAE”) and Nitrocarbono, were legally merged into the Company. Before Braskem’s legal merger with OPP Química, Odebrecht Química S.A. (“Odequi”) transferred the shares of OPP Química that it owned to the Company.

(ii)	Sale of Norcell S.A. shares and acquisition of Cetrel S.A. – Empresa de Proteção Ambiental shares

On July 31, 2003, we sold 75% of the total capital of our subsidiary Norcell S.A. (“Norcell”) to affiliates of Klabin S.A. (“Klabin”) for R$ 74.6. This amount was originally to be received in 32 quarterly installments beginning in October 2003, but in September 2003 we negotiated early settlement of this receivable for a discount of R$ 28.1. In connection with this transaction, we agreed to transfer an additional 10.54% of Norcell’s total capital to Klabin in exchange for 4.99% of the common shares of Cetrel S.A. – Empresa de Proteção Ambiental (“Cetrel”) owned by Klabin. As a result, the Company’s participation in Cetrel’s total capital increased from 27.17% to 33.92%.

(iii)	Acquisition of common shares of Trikem S.A. and Polialden Petroquímica S.A. held by Mitsubishi Chemical Corporation and Nissho Iwai Corporation

In July 2003, the Company increased its direct and indirect participation in the voting capital of its subsidiaries Trikem S.A (“Trikem”) and Polialden Petroquímica S.A. (“Polialden”) to 87.9% and 100%, respectively, representing 53.6% and 56.3% of Trikem’s and Polialden’s total capital, respectively, in transactions with the minority shareholders Nissho Iwai Corporation and Mitsubishi Chemical Corporation (“Mitsubishi”). Mitsubishi sold its participations in Trikem and Polialden for R$ 28.0 and R$ 21.6, respectively, which includes R$ 5.4 payable when the claim brought by Polialden’s

Braskem S.A. and its Subsidiaries

Notes to the Consolidated Financial Statements—(Continued)

at December 31, 2005, 2004 and 2003

All amounts in millions of reais, unless otherwise indicated

shareholders is settled. Additionally, further consideration of R$ 16.2 is payable to Mitsubishi should settlement of this claim be favorable to Polialden. Nissho Iwai Corporation exchanged its participations in Trikem and Polialden for a participation in Braskem resulting in an increase in Braskem’s capital of R$ 39.7.

(iv)	Purchase of Trikem minority interests and upstream merger

On December 4, 2003, immediately following a Brazilian public exchange offer for the outstanding minority interests of Trikem in exchange for shares of the Company, we owned 52.3% of the total capital of Trikem. At an extraordinary general meeting held on January 15, 2004, the Company’s shareholders approved the upstream merger of Trikem into Braskem. As a result of the upstream merger, the Company acquired the remaining minority interests representing 46.4% of the total share capital of Trikem. The Company’s capital was increased by R$ 304.6 through the issue of 8,136,165,484 Class A preferred shares to be delivered to other shareholders of Trikem. Common shares were increased by 0.5% through the conversion of 121,948,261 Class A preferred shares into common shares.

(v)	Copene Monômeros Especiais S.A.

Under an agreement for Purchase and Sale of Shares, dated February 3, 2004, the Company purchased the outstanding minority shareholders of Copene Monômeros Especiais S.A. (“Monômeros”), becoming owner of 100% of the shares of this subsidiary. The acquisition price totaled R$ 14.8, corresponding to the book value of the shares acquired at December 31, 2003. On March 31, 2004, the Extraordinary General Meeting approved the upstream merger of Monômeros into Braskem.

(vi)	Acquisition of minority interests of Polialden

On December 14, 2004, the Board of Directors approved the use of 505,050,433 Class A preferred shares of the Company, held in treasury, to be exchanged for 47,846,610 preferred shares of the subsidiary Polialden, held with third parties. In this transaction, the Company recorded negative goodwill of R$ 28.8.

(vii)	Acquisition of Companhia Alagoas Industrial S.A’s shares

In February 2005, under a Share Purchase and Sale Agreement entered into with Petrobras Química – Petroquisa S.A. ( “Petroquisa” ), the Company acquired 23,465,165 shares corresponding to 13.74% of the capital of Companhia Alagoas Industrial S.A. (“Cinal”), for R$ 13.4. In this transaction, the Company recorded goodwill of R$ 0.4, which has been recognized in deferred charges.

(viii)	Odequi

The Extraordinary General Meeting, held on March 31, 2005, approved the legal merger of Odequi into Braskem.

(ix)	Petroquímica Paulínia S.A.

At a meeting held on June 22, 2005, the boards of directors of the Company and Petroquisa approved capital expenditures of US$ 240 million to build a plant for the production of polypropilene in Paulínia, São Paulo. The investment will be made through the joint venture company Petroquímica Paulínia S.A. (“Petroquímica Paulínia”), which was organized on September 16, 2005.

Braskem S.A. and its Subsidiaries

Notes to the Consolidated Financial Statements—(Continued)

at December 31, 2005, 2004 and 2003

All amounts in millions of reais, unless otherwise indicated

(x)	Petroquisa’s option to increase its share in the voting capital of the Company

On April 29, 2005, Odebrecht S.A. (“Odebrecht”), Nordeste Química S.A. (“Norquisa”), ODBPAR Investimentos S.A. (“ODBPAR”) and Petroquisa signed the second amendment of an agreement whereby Petroquisa was granted an option to increase its share in the voting capital of the Company by up to 30%, through the subscription of new shares in the following companies (i) ownership interest in petrochemical companies located at the Triunfo Petrochemical Complex, in Rio Grande do Sul; and (ii) ownership interests in other petrochemical companies considered of a strategic nature by the Company.

The process was completed on March 31, 2006 when, in the absence of agreement on the terms and conditions, Petroquisa chose not to exercise the option to increase its percentage holding in the Company’s voting capital. Accordingly, Petroquisa’s interests remains at 10.02% and 8.45% of the voting and total capital of the Company, respectively.

(c)	Initial public offering of shares

On April 1, 2004, the Board of Directors approved an initial public offering of Class A preferred shares in Brazil and overseas, through a capital increase.

On September 22 and 27, 2004, the Board of Directors approved the issuance of 12,285,000,000 and 1,170,000,000 shares, respectively, in the amount of R$ 90.00 per thousand shares, for the shares sold in Brazil and US$ 31.38 per thousand shares, for the shares sold overseas (collectively, the “Global Offering”).

The offering closed on September 28, 2004, after the payment of capital in the amount of R$ 1,211.0 (Note 20(a)).

(d)	Reverse share split and split of American Depositary Shares

In order to increase the trading liquidity of the Company’s shares, the shareholders at an Extraordinary General Meeting held on March 31, 2005, approved the reverse split of all classes of Braskem’s shares, on the basis of one share for each 250 existing shares. As a result, a change in the ratio of the American Depositary Shares representing Braskem’s Class A preferred shares (“ADSs”) was also made on the basis of two ADSs for each existing ADS.

As from May 16, 2005, the shares have been traded on the São Paulo Stock Exchange (“Bovespa”) and the New York Stock Exchange (“NYSE”), giving effect to the reverse share split and the change in the ratio for the ADSs, respectively.

The net income per outstanding share for each of the years presented in the consolidated Statements of Operations was as follows:

	Without giving effect to the reverse share split (per thousand shares)	As presented after giving effect to the reverse share split (per share)
Year ended December 31, 2005	6.9138	1.7285
Year ended December 31, 2004	7.5907	1.8977
Year ended December 31, 2003	3.1433	0.7858

Braskem S.A. and its Subsidiaries

Notes to the Consolidated Financial Statements—(Continued)

at December 31, 2005, 2004 and 2003

All amounts in millions of reais, unless otherwise indicated

(e)	Corporate governance

In February 2003, Braskem agreed to comply with Level 1 of the Corporate Governance Standards of the Bovespa, which mainly commits the Company to (1) improve information provided to the market, and (2) to increase the percentage of capital available for trading in the market, which Braskem satisfied through the Global Offering (Note 1(c)), reaching approximately 47% of free float. The Company intends to reach Level 2 of the Corporate Governance Standards of Bovespa in due course.

On December 2, 2005, the Company was one of 28 companies selected to comprise the first Corporate Sustainability Index focused on the financial market. The index, designed by Bovespa, together with capital market professional entities, as well as Fundação Getúlio Vargas, Instituto Ethos and Ministry of Environment, is intended to provide investors with a portfolio option comprised of shares in companies known for their social responsibility commitment and corporate sustainability. The index also aims at fostering and encouraging other businesses to engage in sound corporate practices.

(f)	Administrative Council for Economic Defense – CADE

In accordance with Article 54, § 3 of Law 8,884/94, notice of the concentration resulting from the change in control of Braskem (see Note 1(b)) was given in a timely manner to the Brazilian anti-trust authorities. In July 2002, the Secretariat for Economic Monitoring of the Finance Ministry issued a favorable opinion on the transactions. In May 2003, the favorable opinion of the Secretariat for Economic Rights was published without any restrictions. The transactions were submitted for the review and analysis of the Administrative Council for Economic Defense (“CADE”), and in November 2003 CADE Prosecution Service also approved the transaction without any restrictions. In February 2004, the transactions were examined by the Federal Department of Public Prosecution, which also recommended the approval of the transactions. On September 14, 2005, CADE approved the transactions by unanimous vote, with no restrictions.

2   Presentation of the Financial Statements

The financial statements have been prepared in accordance with the accounting practices adopted in Brazil (“Brazilian GAAP”), which are based on:

•	Brazilian Law Nº 6404/76, as amended by Brazilian Law Nº 9457/97 and Brazilian Law Nº 10303/01;

•	the rules and regulations of the Brazilian Securities Commission (the “CVM”); and

•	the accounting standards issued by the Brazilian Institute of Independent Accountants (Instituto dos Auditores Independentes do Brasil – or “IBRACON”).

The consolidated financial statements prepared by the Company for statutory purposes, which include the stand-alone financial statements of Braskem S.A (holding company), were filed with the CVM on February 6, 2006. The financial statements presented herein do not include the holding company’s stand-alone financial statements and are not intended to be used for statutory purposes.

The following reclassifications and procedures were made in 2004 and 2003, for a better presentation and comparison among 2005, 2004 and 2003 in the financial statements:

•	Pursuant to CVM Deliberation 489, the Company now presents contingent liabilities net of the corresponding judicial deposits. Through December 31, 2004, judicial deposits had been presented as separate assets within long-term receivables. Accordingly, the comparative 2004 balance sheet herein reflects the judicial deposits of R$ 170.3 as a reduction of Taxes and contributions under long-term liabilities (Note 17).

Braskem S.A. and its Subsidiaries

Notes to the Consolidated Financial Statements—(Continued)

at December 31, 2005, 2004 and 2003

All amounts in millions of reais, unless otherwise indicated

•	Consolidation of Special Purpose Entities (“SPEs”) since 2004;

•	Proportional consolidation, instead of equity accounting, of Petroflex Indústria e Comércio S.A. (“Petroflex”) beginning on January 1, 2003; and

•	Companhia de Desenvolvimento Rio Verde (“Codeverde”), a development stage company, has been accounted for under equity accounting instead of proportional consolidation beginning on January 1, 2004 (Note 4).

These reclassifications and procedures for 2004 and 2003 can be summarized as follows:

	At December 31, 2004
	As previously disclosed	Reclassifications	As reclassified herein
Current assets	5,334.1	334.2	5,668.3
Long-term assets	965.9	(190.6)	775.3
Permanent assets	8,592.9	13.9	8,606.8
Total assets	14,892.9	157.5	15,050.4
Current liabilities	4,536.7	58.5	4,595.2
Long-term liabilities	5,871.5	103.7	5,975.2
Shareholders’ equity	4,187.5	(3.8)	4,183.7

	For the year ended December 31, 2004
	As previously disclosed	Reclassifications	As reclassified herein
Net sales revenue	12,192.0	197.5	12,389.5
Gross profit	3,113.7	52.8	3,166.5
Investment in associated companies
Equity in the results	(18.0)	17.3	(0.7)
Operating income	824.3	2.3	826.6
Net income for the year	690.9	(3.8)	687.1

	For the year ended December 31, 2003
	As previously disclosed	Reclassifications	As reclassified herein
Net sales revenue	10,135.8	164.4	10,300.2
Gross profit	2,046.5	29.1	2,075.6
Investment in associated companies
Equity in the results	(13.6)	12.8	(0.8)
Operating income	569	(1.9)	567.1
Net income for the year	215.1	—	215.1

Braskem S.A. and its Subsidiaries

Notes to the Consolidated Financial Statements—(Continued)

at December 31, 2005, 2004 and 2003

All amounts in millions of reais, unless otherwise indicated

3    Significant accounting practices

(a)	Use of estimates

In the preparation of the financial statements, it is necessary to use estimates to record certain assets, liabilities and transactions. The Company’s financial statements include, therefore, various estimates regarding derivatives and the selection of the useful lives of property, plant and equipment, amortization periods for deferred charges, as well as provisions for contingencies, income tax, pension plan assumptions and other similar amounts.

(b)	Revenue recognition and other income statement items

Revenue is recognized for products sales when risk and title are transferred to the Company’s customers. Title generally passes when the product is delivered to our customers or their freight carriers. Shipping and handling expenses are reported within net sales and amounted R$ 340.2, R$ 285.4 and R$ 171.1 in 2005, 2004 and 2003, respectively.

The provisions for income tax and the value-added tax on sales and services (Imposto sobre Circulação de Mercadorias e Serviços, or “ICMS”) are recorded gross of the tax incentive portions, with the amounts related to tax exemption and reduction recorded within capital reserves.

Interest and monetary and exchange variations on foreign currency assets and liabilities are classified as financial income and financial expenses, respectively.

Advertising expenses are recorded when incurred and were not significant for the years presented herein.

The Company has recognized in the results of each year the change in market value for derivative instruments related to liabilities indexed to foreign currency or international interest rates. At December 31, 2005, the Company had outstanding derivative instruments with negative market value of R$ 15.8 which are all indexed to foreign currency financings. At December 31, 2004, the Company had no outstanding derivative contracts.

Earnings per share are calculated based on the actual number of outstanding shares on the balance sheet date.

(c)	Current assets and long-term assets

Cash and cash equivalents consist principally of cash deposits and marketable securities or investments maturing within 90 days or less (Note 5).

Other investments refers basically to marketable securities that are recorded at the lower of cost and market value, including accrued income earned to the balance sheet date which is not significantly different from market value.

Derivative instruments are recorded at their estimated fair value, based on market quotations for similar instruments as to foreign exchange and interest rates.

The allowance for doubtful accounts is set up at an amount considered sufficient to cover probable losses on the realization of the receivables, taking into account the Company’s loss experience, and includes amounts subject to litigation. In order to determine the overall adequacy of the allowance for doubtful accounts, we evaluate the amount and characteristics of our accounts receivable on a quarterly basis.

Braskem S.A. and its Subsidiaries

Notes to the Consolidated Financial Statements—(Continued)

at December 31, 2005, 2004 and 2003

All amounts in millions of reais, unless otherwise indicated

Inventories are stated at average purchase or production cost, which is lower than replacement cost or realizable value. Imports in transit are stated at the accumulated cost of each import. Inventories of consumable materials are classified in current assets or long-term assets, based on their history of consumption.

Deferred tax assets are recognized in accordance with CVM Deliberation N° 273 and CVM Instruction No 371, when recoverability is more likely than not. Valuation allowances are recorded for the amounts that will be recovered after ten years.

The other assets are shown at realizable values, including, where applicable, accrued income and monetary variations, or at cost in the case of prepaid expenses.

(d)	Permanent assets

Permanent assets are stated at cost indexed for inflation through December 31, 1995 and take into consideration the following:

•	Investments in associated companies are accounted for using the equity method, plus unamortized goodwill/negative goodwill. Goodwill is calculated as the difference between the amount paid and the book value of net assets acquired. Total goodwill is divided between the fair values of assets and expected future profitability of the investees, and is amortized over the useful life of the related assets or up to ten year in the case of future profitability. Goodwill in legally merged companies is transferred to property, plant and equipment and deferred charges, when based on asset appreciation and future profitability of the investees, respectively. Other investments are carried at the cost of acquisition adjusted for any permanent loss, if applicable;

•	Property, plant and equipment are shown at acquisition or construction cost and, as from 1997, includes capitalized interest incurred during the construction period in connection with the expansion of production capacity of the plants;

•	Depreciation of property, plant and equipment is recorded on the straight-line basis at the rates mentioned in Note 13;

•	Amortization of deferred charges is recorded over a period of up to ten years, as from the time benefits begin to accrue;

•	Plant routine maintenance and repair costs are expensed as incurred. Planned major maintenance of facilities occurs every one to six years. Expenditures that extend the useful lives or improve the capacity or efficiency of production facilities are recorded in deferred charges and amortized to production cost until the beginning of the next maintenance shutdown; and

•	Impairment provisions are recorded when the projected operating income is not sufficient to absorb the depreciation or amortization of permanent assets. During 2004, the Company recorded an impairment provision of R$ 12.7, related to the fair market value of some machinery and equipment. No impairment provision was recorded in either 2005 or 2003.

Braskem S.A. and its Subsidiaries

Notes to the Consolidated Financial Statements—(Continued)

at December 31, 2005, 2004 and 2003

All amounts in millions of reais, unless otherwise indicated

(e)	Current and long-term liabilities

These liabilities are stated at known or estimated amounts, including accrued charges and monetary and exchange adjustments, as applicable.

Defined benefit pension plans are accounted for based on the calculations made by independent actuaries, based on assumptions provided by the Company.

Provisions are recorded based on (i) current legislation (even when management believes that this legislation may be considered unconstitutional); (ii) the need to eliminate contingent gains arising from the offset of credits resulting from litigation; and (iii) estimated payments of indemnities considered probable.

(f)	Deferred income

Deferred income includes negative goodwill of merged companies, supported by the expected future profitability of those companies.

(g)	Consolidated statements of cash flows

The consolidated statements of cash flows were prepared in accordance with relevant IBRACON standard.

Braskem S.A. and its Subsidiaries

Notes to the Consolidated Financial Statements—(Continued)

at December 31, 2005, 2004 and 2003

All amounts in millions of reais, unless otherwise indicated

4  Consolidated Financial Statements

The consolidated financial statements include the financial statements of Braskem, its subsidiaries, jointly-controlled entities and SPEs in which the Company has direct or indirect share control, as shown below:

				Interest in total capital - %
			Head office (country)	2005	2004	2003
Subsidiaries
Braskem Cayman Ltd.	(i	)	Cayman Islands	100.00	100.00	52.33
Braskem Importação e Exportação Ltda.	(ii	)	Brazil	100.00	100.00	100.00
Braskem Incorporated Ltd.	(iii	)	Cayman Islands	100.00	100.00	100.00
Braskem International Ltd.	(iv	)	Bahamas	100.00	100.00	100.00
Braskem Participações S.A.	(v	)	Brazil	100.00	100.00	100.00
Cinal	(vi	)	Brazil	86.82	63.03	32.98
Monômeros	(vii	)	Brazil	—	—	87.24
Braskem Distribuidora de Combustíveis Ltda.	(viii	)	Brazil	100.00	100.00	100.00
CPP - Companhia Petroquímica Paulista (“CPP”)	(ix	)	Brazil	79.70	90.71	90.71
Investimentos Petroquímicos Ltda.			Brazil	100.00	100.00	100.00
Lantana Trading Company Inc.			Bahamas	100.00	100.00	100.00
Odequi	(x	)	Brazil	—	100.00	100.00
Odebrecht Mineração e Metalurgia Ltda.	(xi	)	Brazil	—	—	52.33
OPE Investimentos S.A.	(xii	)	Brazil	—	—	100.00
OPP Finance Ltd.	(xiii	)	Cayman Islands	—	—	100.00
Odequi Overseas Inc.			Cayman Islands	100.00	100.00	100.00
Polialden	(xiv	)	Brazil	63.68	63.68	56.27
Polialden América Inc.	(xiv	)	USA	63.68	63.68	56.27
Proppet Overseas Ltd.	(xiii	)	Bahamas	—	—	100.00
Tegal Terminal de Gases Ltda. (“Tegal”)	(xv	)	Brazil	90.79	90.79	89.43
Trikem S.A.	(xvi	)	Brazil	—	—	52.33
TRK Brasil Trust S.A.	(xi	)	Brazil	—	—	52.33
Jointly-controlled entities	(xvii	)
Cetrel	(xviii	)	Brazil	48.02	40.56	33.92
Codeverde	(xix	)		—	—	35.44
Copesul			Brazil	29.46	29.46	29.46
Politeno Indústria e Comércio S.A. (“Politeno”)	(xx	)	Brazil	33.96	33.88	33.88
Petroflex	(xxi	)	Brazil	20.12	20.12	20.12
Petroquímica Paulínia	(xxii	)	Brazil	93.75	—	—
Special-purpose entities	(xxiii	)
Chemical Fundo de Investimento em Direitos Creditórios (“Fundo Chemical”)	(xxiv	)	Brazil	11.58	10.65	—
Chemical Fundo de Investimento em Direitos Creditórios (“Fundo Chemical II”)	(xxiv	)	Brazil	9.09		—
CSAM Orion Fund Limited (“Orion”)	(xxv	)	Cayman Islands	—	100.00	—
Fundo Parin			Guernsey	100.00		—
Guardian-Protected Cell Company (“Guardian”)			Guernsey	100.00	100.00
Sol-Fundo de Aplicação em Cotas de Fundos de Investimento (“FIQ Sol”)			Brazil	100.00	100.00

(i)	Braskem Cayman Ltd. is the new corporate name of CPC Cayman Ltd.

Braskem S.A. and its Subsidiaries

Notes to the Consolidated Financial Statements—(Continued)

at December 31, 2005, 2004 and 2003

All amounts in millions of reais, unless otherwise indicated

(ii)	Braskem Importação e Exportação Ltda. is the new corporate name of OQPA Importação e Exportação Ltda.
(iii)	Braskem Incorporated Ltd. is the new corporate name of CPN Incorporated Ltd.
(iv)	Braskem International Ltd. is the new corporate name of Odequi Investments Ltd. Wound up in March 06.
(v)	Braskem Participações S.A. is the new corporate name of Copene Participações S.A.
(vi)	In February 2005, the Company acquired shares of Cinal held by Petroquisa and, in June 2005, the Company increased its holding participation as a result of the redemption of Class B shares by this subsidiary.
(vii)	Legally merged into Braskem on March 31, 2004.
(viii)	Braskem Distribuidora de Combustíveis Ltda. is the new corporate name of CPN Distribuidora de Combustíveis Ltda.
(ix)	Change in participation in September 2005 as a result of different timing in the capitalization of advances for future capital increases made by the shareholders.
(x)	Legally merged into Braskem on March 31, 2005.
(xi)	Legally merged into Odequi on May 31, 2004.
(xii)	Legally merged into Odequi on November 1, 2004.
(xiii)	Wound up in the first quarter of 2004.
(xiv)	Increase in participation due to the exchange of shares with minority shareholders of Polialden (Note 1(b)).
(xv)	Participation increased in 2004 due to the acquisition of minority interests of Trikem.
(xvi)	Legally merged into Braskem on January 15, 2004.
(xvii)	Investments consolidated on a pro rata basis, pursuant to CVM Instruction Nº 247.
(xviii)	Change in interest in September 2005 as a result of the disproportionate capitalization of advances for future capital increases and cancellation of preferred shares. The interest in Cetrel, including the shares held by Polialden and Cinal, is 52.95%, but Braskem maintains joint control as a result of veto rights held by minority shareholders.
(xix)	Investment not consolidated on a pro rata basis pursuant to CVM Instruction Nº 247 and authorization by CVM Letter. This company is in a pre-operating stage.
(xx)	The jointly-controlled company Politeno issued new shares through the capitalization of the tax incentive reserve, increasing Braskem’s interest.
(xxi)	Investment consolidated on a pro rata basis, as a result of the new board member in the investee management.
(xxii)	Company under joint control with Petroquisa, under its by-laws provisions. Upon completion of the transaction, Braskem’s interest in this joint venture will amount to 60%. It is in a pre-operating stage. (Note 1(b)).
(xxiii)	In August 2004, CVM issued Instruction Nº 408 providing for the inclusion of SPE in the consolidated financial statements of publicly-held companies. Subsequently, on February 25, 2005, CVM Circular Letter Nº 01/2005 provided additional information regarding activities subject to consolidation.
(xxiv)	Interest corresponding to subordinated quotas held by Braskem.
(xxv)	Fund wound up in the fourth quarter of 2005.

In the consolidated financial statements, intercompany investments and equity in the results, as well as the intercompany assets, liabilities, income, expenses and unrealized gains arising from transactions between consolidated companies, have been eliminated.

Braskem S.A. and its Subsidiaries

Notes to the Consolidated Financial Statements—(Continued)

at December 31, 2005, 2004 and 2003

All amounts in millions of reais, unless otherwise indicated

Minority interests in the equity and in the results of subsidiaries have been segregated in the consolidated balance sheets and statements of operations, respectively. Minority interests correspond to the respective participations in the capital of Cinal, CPP, Polialden and Tegal.

Goodwill not eliminated on consolidation is reclassified to a specific account in permanent assets, in accordance with CVM Instruction Nº 247. Negative goodwill is reclassified to “Deferred income”.

For a better presentation of the consolidated financial statements, the 0.24% of Braskem’s total capital held by its subsidiary, Braskem Participações S.A., which arose from the corporate restructuring, has been reclassified to treasury shares.

Pursuant to paragraph 1, Article 23 of CVM Instruction Nº 247 and authorization by CVM Letter SNC Nº 003/2006, the Company has not proportionally consolidated the balance sheet of a pre-operating jointly-controlled company, Codeverde, at December 31, 2005 and 2004. Codeverde has no operations to date and is accounted for under the equity method. Its balance sheet information does not show significant changes and does not affect, in any material aspect, the Company’s consolidated financial statements.

Codeverde’s adjusted balance sheet is summarized as follows:

	Unaudited
	2005	2004
Assets
Current assets	0.4	0.2
Permanent assets	43.6	42.6

Total assets	44.0	42.8

Liabilities and stockholders’ equity
Current liabilities	0.1	—
Long-term liabilities	1.1	1.0
Stockholders’ equity	42.8	41.8

Total liabilities and stockholders’ equity	44.0	42.8

Braskem S.A. and its Subsidiaries

Notes to the Consolidated Financial Statements—(Continued)

at December 31, 2005, 2004 and 2003

All amounts in millions of reais, unless otherwise indicated

The balance sheets and statements of operations of jointly-controlled companies and SPEs can be summarized as follows:

	Copesul			Cetrel (i)			Petroflex (i)
	2005	2004	2003	2005	2004	2003	2005	2004	2003
Assets
Current assets	907.9	754.0	1,386.4	24.3	27.8	27.1	499.5	591.2	465.2
Long-term receivables	154.9	294.8	445.3	15.0	12.9	8.7	29.1	35.8	32.1
Permanent assets	1,125.8	1,158.8	1,230.3	111.5	108.3	107.2	384.3	330.4	297.0

Total assets	2,188.6	2,207.6	3,062.0	150.8	149.0	143.0	912.9	957.4	794.3

Liabilities and stockholders’ equity
Current liabilities	701.6	745.7	1,052.2	20.9	26.4	20.0	474.9	363.7	334.3
Long-term liabilities	246.5	307.1	950.1	31.9	66.0	57.7	159.1	338.0	290.2
Shareholders’ equity	1,240.5	1,154.8	1,059.7	98.0	56.6	65.3	278.9	255.7	169.8

Total liabilities and stockholders’ equity	2,188.6	2,207.6	3,062.0	150.8	149.0	143.0	912.9	957.4	794.3

Statement of operations
Net sales revenue	5,552.6	5,374.1	4,177.9	98.2	81.8	69.4	1,373.2	1,306.0	1,091.8
Cost of goods sold and services rendered	(4,610.4)	(4,417.6)	(3,773.1)	(79.6)	(64.1)	(57.0)	(1,088.9)	(1,043.4)	(947.5)

Gross profit	942.2	956.5	404.8	18.6	17.7	12.4	284.3	262.6	144.3

Operating (expenses), net	(151.1)	(155.3)	(208.5)	(11.1)	(25.3)	(19.0)	(160.7)	(134.0)	(92.8)
Non-operating income (expenses), net	5.4	(0.8)	(0.9)	0.3	(1.1)	0.1	(1.5)	0.5	1.5

Income (loss) before income tax and social contribution	796.5	800.4	195.4	7.8	(8.7)	(6.5)	122.1	129.1	53.0
Income tax and social contribution	(230.5)	(242.0)	(45.5)	(0.7)	—	—	(33.8)	(30.5)	7.5

Net income (loss) for the year	566.0	558.4	149.9	7.1	(8.7)	(6.5)	88.3	98.6	60.5

(i)	Financial statements excluding non-mandatory asset revaluation effects, to conform to the Company accounting policies.

Braskem S.A. and its Subsidiaries

Notes to the Consolidated Financial Statements—(Continued)

at December 31, 2005, 2004 and 2003

All amounts in millions of reais, unless otherwise indicated

	Politeno(i)			Petroquímica Paulínia
	2005	2004	2003	2005
Assets
Current assets	294.2	303.4	289.1	7.5
Long-term receivables	164.0	144.4	56.0	—
Permanent assets	191.3	191.3	187.3	58.2

Total assets	649.5	639.1	532.4	65.7

Liabilities and stockholders’ equity
Current liabilities	148.9	155.9	87.3	—
Long-term liabilities	11.0	32.7	15.4	17.7
Shareholders’ equity	489.6	450.5	429.7	48.0

Total liabilities and stockholders’ equity	649.5	639.1	532.4	65.7

Statement of operations
Net sales	1,169.9	1,119.4	943.9	—
Cost of goods sold and services rendered	(950.2)	(865.4)	(749.0)	—

Gross profit	219.7	254.0	194.9	—

Operating income (expenses), net	(116.9)	(112.9)	(87.4)	—
Non-operating expenses, net	(5.6)	—	—	—

Income before income tax and social contribution	97.2	141.1	107.5	—
Income tax and social contribution	(33.8)	(44.6)	(40.3)	—

Net income for the year	63.4	96.5	67.2	—

(i)	Financial statements excluding non-mandatory asset revaluation effects, to conform to the Company accounting policies.

	Fundo Parin	Guardian		FIQ Sol		Fundo Chemical(ii)		Fundo Chemical II(ii)	Orion
	2005	2005	2004	2005	2004	2005	2004	2005	2004
Assets	560.6	1,002.8	994.3	545.6	402.1	228.4	226.2	444.6	553.7
Liabilities	0.2	0.5	0.1	—	—	0.3	—	—	—
Shareholders’ equity	560.4	1,002.3	994.2	545.6	402.1	228.1	226.2	444.6	553.7

Total liabilities and shareholders’ equity	560.6	1,002.8	994.3	545.6	402.1	228.4	226.2	444.6	553.7

Net income for the year	9.3	48.5	19.3	70.6	92.4	39.0	3.8	4.5	31.4

(ii)	Fundo Chemical and Fundo Chemical II are funds of securitization of receivables. Such funds are considered SPE and therefore consolidated for purposes of these financial statements. The shares of these funds with third-parties are recorded as liabilities in the consolidated financial statements under the account Quotas subject to mandatory redemption.

Braskem S.A. and its Subsidiaries

Notes to the Consolidated Financial Statements—(Continued)

at December 31, 2005, 2004 and 2003

All amounts in millions of reais, unless otherwise indicated

5  Cash and cash equivalents

	2005	2004
Cash and banks	142.0	151.9
Financial investments
Domestic	740.6	525.1
Foreign	1,253.1	1,117.0

	2,135.7	1,794.0

Domestic investments are mainly represented by quotas (shares) in a fund created exclusively for Braskem, which fund, in turn, holds quotas of domestic investment funds, such as fixed income investment funds, multiportfolio funds, investment fund quotas in credit rights, and other fixed-income securities. Foreign investments mainly comprise an investment fund portfolio, regularly reassessed for risk by the Company. The fund amounts are highly liquid and are recorded at realizable values which are similar to fair value.

The Company maintains cash and cash equivalents sufficient to cover: (i) working capital needs; (ii) capital expenditure investments anticipated in the Company’s business plan; and (iii) adverse conditions that may reduce the available funds.

Funds are allocated in order to: (i) have a return compatible with the maximum volatility determined by the Company’s investment and risk policy; (ii) obtain a high spread on the consolidated portfolio; (iii) avoid the credit risk arising from concentration in a small number of investments; and (iv) follow the market interest rate changes both in Brazil and abroad.

6  Other investments

	2005	2004
Current assets
Subordinated quotas of investment fund – credit rights	3.9	4.7
Fair market value of derivative instruments	19.8	—
Investment and other funds	122.1	16.9

	145.8	21.6

Long-term receivables
Shares of associated company held for sale	—	22.1
Debentures with share in profit	—	7.2
Subordinated quotas of investment fund—credit rights	—	3.1
Securitization reserve	—	25.0
FINOR and other securities	0.3	4.6

	0.3	62.0

Total	146.1	83.6

The Company’s investment funds comprise a portfolio of foreign investment funds, the risk of which is regularly reassessed by the Company. These funds are recorded at realizable value.

Braskem S.A. and its Subsidiaries

Notes to the Consolidated Financial Statements—(Continued)

at December 31, 2005, 2004 and 2003

All amounts in millions of reais, unless otherwise indicated

As of December 31, 2004, associated company shares for sale were equal to the net book value of shares issued by Borealis Brasil S.A. (“Borealis”), representing 20% of its total capital. In June 2005, the investment balance was transferred to “Associated companies” in permanent assets, as the original decision to sell such shares was revoked.

7  Trade accounts receivable

	2005	2004
Customers
Domestic market	1,300.9	1,254.2
Foreign market	360.6	537.5
Advances on bills of exchange delivered	(31.2)	(83.0)
Allowance for doubtful accounts	(87.3)	(55.0)

	1,543.0	1,653.7
Long-term receivables	(49.7)	(23.1)

Current assets	1,493.3	1,630.6

The Company has a policy of realizing domestic trade accounts, consisting of the transfer of its receivables to securitization funds which are considered SPEs and consolidated within these financial statements. These funds pay the Company earlier than the normal due date of these customer receivables. On December 12, 2005, the Company completed the issue of a new receivables securitization fund (Fundo Chemical II), in the amount of R$ 400.0, maturing within 36 months and to be amortized as from the 31st month, managed by Banco Bradesco, at the contractual rate of 103.75% of the Interbank Deposit Certificate (“CDI”) rate.

Changes in the allowance for doubtful accounts are as follows:

	2005	2004	2003
At the beginning of the year	55.0	105.7	133.2
Additions charged to selling expenses	38.9	52.8	24.2
Reversal of allowance/recovery	(6.7)	(0.4)	(51.7)
Write-off of unrecoverable accounts	—	(102.4)	—
Exchange variation	0.1	(0.7)	—

At the end of the year	87.3	55.0	105.7

During 2004, management wrote off uncollectible receivables, which were fully provided for, in the amount of R$ 102.4. This write-off resulted in a decrease of trade accounts receivable and allowance for doubtful accounts in this amount.

Braskem S.A. and its Subsidiaries

Notes to the Consolidated Financial Statements—(Continued)

at December 31, 2005, 2004 and 2003

All amounts in millions of reais, unless otherwise indicated

8  Inventories

	2005	2004
Finished products	799.0	780.9
Work-in-process	49.5	47.9
Raw materials, production inputs and packaging	407.9	428.6
Maintenance material (*)	347.2	291.4
Advances to suppliers	47.3	71.0
Imports in transit and others	10.3	5.8
Provision for adjustment to realization value	(17.9)	(12.8)

Total	1,643.3	1,612.8
Long-term maintenance material(*)	(75.8)	(50.4)

Current assets	1,567.5	1,562.4

(*)	Based on management’s expectation of utilization, part of the maintenance materials inventory was reclassified to long-term maintenance materials.

Advances to suppliers and expenditures for imports in transit mainly relate to the acquisition of naphtha, which is the main raw material used by the Company.

Changes in provision for adjustment to realization value of inventories can be summarized as follows:

	2005	2004	2003
At the beginning of the year	12.8	—	—
Additions charged to statements of operations	5.1	12.8	—

At the end of the year	17.9	12.8	—

Braskem S.A. and its Subsidiaries

Notes to the Consolidated Financial Statements—(Continued)

at December 31, 2005, 2004 and 2003

All amounts in millions of reais, unless otherwise indicated

9  Related parties

	Balances at December 31, 2005
	Current assets		Long-term receivables	Current liabilities			Long-term liabilities
	Trade accounts receivable	Related parties	Related parties	Suppliers	Debentures	Related parties	Suppliers	Related Parties
Jointly-controlled companies
Copesul	0.4	—	—	353.2	—	—	—	—
Cetrel	—	—	—	0.9	—	3.1	—	—
Petroflex	41.4	—	—	—	—	—	—	—
Politeno	18.5	—	—	—	—	—	—	—

Associated company
Borealis	8.7	—	—	—	—	—	—	—

Related parties
Alberto Pasqualini - REFAP S.A (related party of Copesul)	7.9	—	—	0.3	—	—	—	—
Ipiranga Petroquímica S.A. (related party of Copesul)	12.5	—	—	0.5	—	—	—	—
Construtora Norberto Odebrecht S.A. (“CNO”)	—	0.6	—	12.3	—	—	—	—
Monsanto Nordeste S.A. (related party of Cetrel)	—	—	—	—	—	—	—	3.0
ODBPAR	—	—	—	—	999.3	—	—	—
Petróleo Brasileiro S.A.-Petrobrás (“Petrobrás”)	0.1	—	35.3	59.1	—	—	21.5	—
Petrobras Distribuidora S.A.	0.1	—	—	20.9	—	—	1.6	—
Other		—	5.3	—	—	—	—	—

At December 31, 2005	89.6	0.6	40.6	447.2	999.3	3.1	23.1	3.0

Braskem S.A. and its Subsidiaries

Notes to the Consolidated Financial Statements—(Continued)

at December 31, 2005, 2004 and 2003

All amounts in millions of reais, unless otherwise indicated

	Balances at December 31, 2004
	Current assets		Long-term receivables	Current liabilities	Long-term liabilities
	Trade accounts receivable	Related parties	Related parties	Suppliers	Suppliers	Debentures	Related parties
Jointly-controlled companies
Copesul	0.3	—	—	9.8	—	—	102.9
Cetrel	0.1	—	—	1.0	—	—	—
Petroflex	40.6	—	—	—	—	—	—
Politeno	13.2	—	—	—	—	—	—
Associated companies
Borealis	6.6	—	—	—	—	—	—
Related parties
Ipiranga Petroquímica S.A. (related party of Copesul)	4.1	—	—	0.4	—	—	—
Monsanto Nordeste S.A. (related party of Cetrel)	0.3	0.6	0.5	—	—	—	1.9
Nitroclor Produtos Químicos S.A. (related party of Cetrel)	1.7	—	—	—	—	—	1.6
Odbpar	—	—	—	—	—	867.9	—
Petrobras	—	—	31.5	336.0	35.0	—	—
Petrobras Distribuidora S.A.	0.1	—	—	4.6	30.7	—	—
Pronor (related party of Cetrel)	0.3	—	—	—	—	—	3.2
Other	—	—	3.2	—	—	—	6.2

	67.3	0.6	35.2	351.8	65.7	867.9	115.8

Braskem S.A. and its Subsidiaries

Notes to the Consolidated Financial Statements—(Continued)

at December 31, 2005, 2004 and 2003

All amounts in millions of reais, unless otherwise indicated

	Transactions
	2005			2004			2003
	Products sales/ revenues	Utilities, services and raw material purchases	Interest income and (expenses)	Products sales/ revenues	Utilities and raw material purchases	Interest income and (expenses)	Products sales/ revenues	Utilities and raw material purchases	Interest income and (expenses)
Jointly-controlled companies
Copesul	4.5	1,814.3	(1.7)	1.6	1,659.7	(42.5)	72.0	1,220.9	(80.2)
Cetrel	0.7	13.6	—	0.7	12.5	—	0.1	7.5	—
Petroflex	353.2	—	—	312.2	—	—	264.7	—	—
Politeno	696.0	—	—	623.1	—	—	451.4	—	—
Associated companies
Borealis	128.5	—	—	141.3	—	—	107.6	—	(0.2)
Related parties
Refinaria Alberto Pasqualini—REFAP S.A. (related party of Copesul)	35.8	636.5	—	—	114.3	—	—	163.8	—
Ipiranga Petroquímica S.A. (related party of Copesul)	1,207.2	25.6	1.2	504.8	28.2	2.0	358.2	78.9	7.4
Construtora Norberto Odebrecht S.A.	—	109.5	—	—	32.5	—	—	—	—
Nitroclor Produtos Químicos (related party of Cetrel)	—	—	—	0.8	—	—	—	—	—
Monsanto Nordeste S.A. (related party of Cetrel)	—	—	—	2.5	—	—	—	—	—
ODBPAR	—	—	(131.5)	—	—	—	—	—	—
Petrobras (*)	—	5,116.0	3.8	—	4,190.2	—	14.1	4,546.9	2.8
Petrobras Distribuidora S.A.	—	195.4	—	4.0	164.5	—	—	—	—
Pronor (related party of Cetrel)	—	—	—	1.6	—	—	—	—	—
Other	—	—	—	—	—	1.9	—	—	0.2

	2,425.9	7,910.9	(128.2)	1,592.6	6,201.9	(38.6)	1,268.1	6,018.0	(70.0)

(*)	The Company is dependent on Petrobras for supply of raw materials.

Braskem S.A. and its Subsidiaries

Notes to the Consolidated Financial Statements—(Continued)

at December 31, 2005, 2004 and 2003

All amounts in millions of reais, unless otherwise indicated

Trade accounts receivable and suppliers include the balances resulting from transactions with related parties, arising mainly from the following sales and purchases of goods and services:

Sales by Braskem:

Company	Products/inputs
Borealis	Thermoplastic resins
Politeno	Ethylene and utilities
Petroflex	Butadiene

Purchases by Braskem:

Company	Products/inputs/services
Copesul	Ethylene, propane and utilities
Petrobras	Naphtha
Petrobras Distribuidora	Fuel
CNO	Construction and maintenance services

Transactions with related parties are carried out based on market prices and conditions, and taking into account the following two specific conditions for ethylene and naphtha:

•	The price we charge Politeno for ethylene and the price Copesul charges our Company for ethylene are set in a manner that allocates the total gross margin between the first and second generation companies in proportion to the return on investments of each of the companies.

•	The price of naphtha supplied by Petrobras is negotiated with the Company and the petrochemical companies using a European market price as a benchmark. During the year ended December 31, 2005, the Company imported approximately 31% of its naphtha (2004 – 38%—unaudited and 2003 – 30%—unaudited).

10  Taxes recoverable

	2005	2004
Excise tax (IPI) (regular operations)	69.2	47.8
Value-added Tax on Sales and Services (ICMS) (i)	556.9	440.9
Social Integration Program (PIS) – Decree Laws Nº 2445 and Nº 2449/88	60.2	53.7
Income tax and social contribution	62.3	63.7
Income tax on net income – ILL (ii)	27.8	68.0
PIS and Cofins (regular operations)	40.8	11.7
Import Duty	18.2	5.2
Finsocial	14.5	14.5
Other	34.4	21.8

	884.3	727.3

Current assets	(324.9)	(476.0)

Long-term receivables	559.4	251.3

Braskem S.A. and its Subsidiaries

Notes to the Consolidated Financial Statements—(Continued)

at December 31, 2005, 2004 and 2003

All amounts in millions of reais, unless otherwise indicated

Zero-rated IPI

In July 2000, the merged company OPP Química filed a legal action to sustain the full application of the non-cumulative principle of the Excise Tax (IPI), requesting the right to a tax credit on purchase of raw materials that are exempt from IPI, whether or not subject to a zero rate, in relation to the operations of the establishments located in the State of Rio Grande do Sul. In the first quarter of 2005, the Company concluded the offset operation granted in this claim.

On December 19, 2002, the Federal Supreme Court (“STF”), based on its previous plenary decisions about this subject, judged an extraordinary appeal lodged by the National Treasury and fully confirmed the decision of the Regional Federal Court (“TRF”) of the 4th Region, which recognized that OPP Química has the right to a credit of IPI on these purchases, covering the ten years prior to the filing of the suit, including the related monetary restatement and SELIC rate for the period up to the date of the actual use of the credits.

The STF decision is subject to special appeal requested by the National Treasury and is still pending judgement by the Second Panel of the STF. The action no longer questions the right to the IPI credit but alleges imprecision in the decision regarding exempt inputs and raw materials, the restatement of the tax credit, and the rate to be used for credit calculation purposes.

According to the opinion of the Company’s legal advisors, however, all these aspects have already been resolved favorably to OPP Química in the STF and TRF decisions, or even in the plenary decisions of the STF. For this reason, the special appeal does not represent any possibility of changes in OPP Química’s right to the credit, since the STF is considering an appeal of a similar claim involving another taxpayer (this judgment is currently suspended).

In December 2002, OPP Química recognized the corresponding undue tax in the amount of R$ 1,030.1, which was offset by the Company with IPI and other federal taxes due. The Company also has similar lawsuits regarding the purchase of exempt inputs and raw materials, subject or not to the zero rate by its branches located in the States of São Paulo, Bahia and Alagoas (Note 17(ii)).

(i) Recoverable taxes – ICMS

The Company has recorded ICMS tax credits, principally due to its high export volumes and outgoing products subject to deferred taxation. The Company’s management is working on a number of actions aimed at optimal use of such credits and, currently, no losses are expected from realization of those credits. Based on projections of the Company’s management concerning realization of those credits, the amount R$ 349.2 has been classified as long-term assets at December 31, 2005.

(ii) Tax on net income (ILL)

The Company brought suit for recovery of unduly paid income tax on net income in the 1989 and 1990 tax years. The courts eventually held this case valid in a final and conclusive manner, and the Company asked the Federal Revenue Secretariat (“SRF”) to acknowledge the corresponding credit for further offsetting with other subsequent tax debts. Entitlement to a R$ 45.4 credit was acknowledged in November 2005, which was fully offset with PIS and COFINS debts.

Braskem S.A. and its Subsidiaries

Notes to the Consolidated Financial Statements—(Continued)

at December 31, 2005, 2004 and 2003

All amounts in millions of reais, unless otherwise indicated

11  Judicial deposits and compulsory loan

	2005	2004
Judicial deposits
Labor claims	12.7	1.7
Other	11.6	11.4

Compulsory loan
Eletrobras compulsory loan	12.2	15.8

	36.5	28.9

As required by CVM Deliberation 489, the Company presents provisions for contingencies net of the corresponding judicial deposits (Notes 2 and 17).

12  Investments

(a) Associated companies

The Company’s participation in associated companies is as follows:

	Head office (country)	Interest in total capital (%)
		2005	2004	2003
Jointly-controlled company
Codeverde (Note 4)	Brazil	35.52	35.49	—
Associated companies
Borealis (Note 6)	Brazil	20.00	20.00	—
Rionil Compostos Vinílicos Ltda. (“Rionil”)	Brazil	33.33	33.33	33.33
Sansuy Indústrias Químicas S.A. (“Sansuy”)	Brazil	20.00	20.00	20.00

	2005				2004
	Borealis	Rionil	Sansuy	Total	Total
As of January 1	—	2.0	2.9	4.9	—
Addition through merger (i)	—	—	—	—	4.2
Equity in results	2.7	—	(1.9)	0.8	0.7
Transfer of investment (Note 6)	22.1	—	—	22.1	—
Dividends	(2.0)	—	—	(2.0)	—

As of December 31	22.8	2.0	1.0	25.8	4.9

(i)	Additions through merger arise from the corporate restructuring described in Note 1 (b).

Braskem S.A. and its Subsidiaries

Notes to the Consolidated Financial Statements—(Continued)

at December 31, 2005, 2004 and 2003

All amounts in millions of reais, unless otherwise indicated

(b) Information on investments in the main jointly-controlled companies, included in proportional consolidation under CVM Instruction 247

Copesul

Copesul is engaged in the manufacture, sale, import and export of chemical, petrochemical and fuel products and the production and supply of utilities, such as steam, water, compressed air and electric energy to the companies in the Triunfo Petrochemical Complex in the State of Rio Grande do Sul. Copesul also provides other services to these companies, including management of logistic services related to its waterway and terrestrial terminals. Goodwill on this investment is based on future profitability and will be amortized up to August 2011.

Politeno

Politeno is engaged in the manufacture, processing, direct or indirect sale, consignment, export, import and transportation of polyethylene and by-products, as well as the participation in other companies. The main raw material for all of its products is ethylene, which is supplied by Braskem. Politeno operates an industrial plant in Camaçari - Bahia. Goodwill on this investment is based on future profitability and will be amortized up to August 2011.

Cetrel

The principal activities of Cetrel are to provide services related to environmental protection and controls to petrochemical companies. Goodwill on this investment is based on the fair value of assets and will be amortized up to July 2015.

Petroflex

Petroflex is a leading producer of synthetic rubber in Latin America and produces styrene-butadiene, polybutadiene, liquid hidroxylated polybutadiene and other elastomers. The main raw material for all of its products is butadiene, which is supplied by Braskem. Petroflex operates three plants in Brazil located in Rio de Janeiro, Pernambuco and Rio Grande do Sul.

13  Property, plant and equipment

	2005			2004	Annual depreciation rates (%)
	Cost	Accumulated depreciation
			Net	Net
Land	43.4		43.4	43.4
Buildings and improvements	981.9	(427.3)	554.6	553.6	2 to 10
Machinery, equipment and facilities	7,836.3	(3,585.9)	4,250.4	4,248.6	3.33 to 20
Mines and wells	26.8	(22.9)	3.9	4.6	4 to 10
Furniture and fixtures	45.4	(38.4)	7.0	5.6	10
Information technology equipment	69.0	(56.2)	12.8	11.3	20
Construction-in-progress	1,063.1		1,063.1	575.3
Other	52.5	(23.5)	29.0	15.2	Up to 20

	10,118.4	(4,154.2)	5,964.2	5,457.6

Braskem S.A. and its Subsidiaries

Notes to the Consolidated Financial Statements—(Continued)

at December 31, 2005, 2004 and 2003

All amounts in millions of reais, unless otherwise indicated

Construction-in-progress relates principally to projects for operating improvements to increase the useful life of the industrial units, machinery and equipment, as well as health, technology and security projects

At December 31, 2005, property, plant and equipment includes goodwill arising from legally merged companies (Note 1(b)) in the amount of R$ 878.9 (2004 – R$ 938.0), transferred in conformity with CVM Instruction Nº 319.

14  Deferred charges

	2005	2004
Costs
Pre-operating expenses	87.1	242.4
Rights to manufacturing processes	28.0	57.0
Organization and system implementation expenses	303.7	317.4
Expenditures for structured operations	388.9	436.0
Goodwill on acquisition of investments	2,269.4	2,409.5
Expenditures for programmed stoppages	628.9	500.5
Research and development	91.2	90.9
Other	100.0	104.4

	3,897.2	4,158.1
Accumulated amortization	(1,236.8)	(1,055.4)

	2,660.4	3,102.7

In 2005, the Company wrote off the items with no residual value. Accordingly, the cost and accumulated amortization decreased by R$ 331.8.

Goodwill on acquisition of investments is based on future profitability and is being amortized over up to ten years, according to the appraisal reports issued by independent experts. The recognition of goodwill within deferred charges is in conformity with CVM Instruction Nº 319 and Nº 247.

Goodwill amortization is recorded within depreciation and amortization and amounted to R$ 279.0 in 2005 (2004 – R$ 227.0). Included in these amounts is the goodwill amortization in respect of legally merged companies which totaled R$ 218.2 in 2005 (2004 – R$ 168.7).

On scheduled dates, varying from one to six years, the Company performs total or partial maintenance shut-downs of its facilities. The costs associated with these maintenance shut-downs are deferred and amortized over the period until the beginning of the next corresponding maintenance shut-down.

Braskem S.A. and its Subsidiaries

Notes to the Consolidated Financial Statements—(Continued)

at December 31, 2005, 2004 and 2003

All amounts in millions of reais, unless otherwise indicated

15  Loans and financings

		Annual financial charges	2005	2004
Foreign currency-denominated:

U.S. dollar – denominated notes and bonds		Note 15 (a)	743.2	700.5

Advance on export contracts	2005	US$ exchange variation + interest of 2.75% to 10.99%	36.3	—
	2004	US$ exchange variation + interest of 2.30% to 6.00%	—	351.9

Export prepayment		Note 15(b)	595.9	919.0

Medium-term Notes		Note 15 (c)	1,277.4	1,581.5

Raw material financing	2005/2004	YEN exchange variation + fixed interest of 6.90%	2.4	4.4
	2005	US$ exchange variation + interest of 0.45% to 2.50% above LIBOR	47.8	—
	2004	US$ exchange variation + interest of 0.53% to 7.65% above LIBOR	—	467.1

Permanent asset financing	2005	US$ exchange variation + fixed interest of 1.22% to 7.14%	33.3	—
	2004	US$ exchange variation + interest of 1.22% to 3.88% above LIBOR	—	30.8
	2004	US$ exchange variation + fixed interest of 4.75% to 13.64%	—	28.9

Working capital	2005/2004	US$ exchange variation + fixed interest of 2.77% to 7.50%	10.3	102.8

Local currency-denominated

Working capital	2005	Interest of 102.5% to 105.5% of CDI	73.8	—
	2004	Interest of 0.30% to 11.0% + fixed restatement (IGPM, TJLP and CDI)	—	34.1
	2004	US$ exchange variation + interest of 4.50%	—	11.0

Government Agency for Machinery and equipment financing (“FINAME”)	2005/2004	Fixed interest of 3.00% to 11.00%+ fixed restatement (TJLP)	30.2	17.1

National Bank for Economic and Social Development (“BNDES”)	2005	Fixed interest of 6.50% to 12.60% + fixed restatement (TJLP and UMBNDES)	189.1	—
	2004	Fixed interest of 2.50% to 12.60% + fixed restatement (TJLP and UMBNDES)	—	180.9

Bank of the Northeast of Brazil (“BNB”)	2005	Fixed interest of 11.81% to 14%	62.9	—
	2004	Fixed interest of 11.81%	—	31.5

Government Agency for Estudies and Projects (“FINEP”) / Financing for Imports (“FINIMP”)	2005	US$ exchange variation + interest of 4.50% p.a. or interest of 0.4% to 5.00% p.a. + fixed restatement (TJLP and UMBNDES)	31.5	—

Loan for acquisition of shares		Note 15 (e)	176.3	176.3

Project financing		Note 15 (f)	283.6	—

Vendor			141.7	168.6

Other		Fixed interest of 14.00% to 21.00% + bonus for timely repayment of 15.00% or 112% of CDI	16.8	39.1

			3,752.5	4,845.5

Less: Current liabilities			(895.0)	(1,785.9)

Long-term liabilities			2,857.5	3,059.6

CDI	= Interbank Certificate of Deposit Rate
UMBNDES	= BNDES Monetary Unit
LIBOR	= London Interbank Offered Rate
TJLP	= Long-term Interest Rate, published by the Brazilian Central Bank

Braskem S.A. and its Subsidiaries

Notes to the Consolidated Financial Statements—(Continued)

at December 31, 2005, 2004 and 2003

All amounts in millions of reais, unless otherwise indicated

(a)  U.S. dollar-denominated notes and bonds

In June 1997, the Company issued notes in an aggregate principal amount of US$ 150.0 million, maturing in June 2007 and bearing annual interest of 9%, payable semiannually.

The Company also had outstanding notes originally issued through OPP Química as follows: (1) US$ 125.0 million issued in February 1996, which matured in February 2004 and provided for annual interest of 11.5% payable semiannually; and (2) US$ 100.0 million issued in October 1996, which matured in October 2004 and provided for annual interest of 11%, payable semiannually. These notes were fully paid at maturity.

In July 1997, Trikem issued notes in an aggregate principal amount of US$ 250.0 million, maturing in July 2007 and bearing annual interest of 10.625%, payable semiannually in January and July of each year. In June 1, 2005, we issued 9.375% Notes in the aggregate principal amount of US$ 150.0 million. The proceeds were used to repay of our 10.625% Notes originally issued by Trikem.

In June 17, 2005, the Company issued bonds in an aggregate principal amount of US$ 150.0 million, with no stated maturity (perpetual bonds), bearing annual interest of 9.75% payable on a quarterly basis from September 2005. These bonds may be fully redeemed, at the option of the Company, as from June 17, 2010, provided that investors are given a minimum 30-day notice.

(b)  Export prepayments

Trikem received an advance of US$ 100.0 million made by a foreign customer in August 1997. This advance provided for annual interest of 12% and the balance was fully paid in October 2004.

On December 28, 2001, the Company obtained funds in the amount of US$ 250.0 million as prepayment of exports. This loan was placed in two tranches. The first tranche, in the amount of US$ 80.0 million, had a settlement term up to December 2004 and provided for annual interest of 4.25%, plus three-month LIBOR, payable on a quarterly basis and was repaid upon maturity. The second tranche, in the amount of US$ 170.0 million, had a settlement term up to December 2006, was also fully amortized in December 2004, and provided for annual interest of 5.25%, plus three-month LIBOR, payable on a quarterly basis.

In December 2002, OPP Química received an advance from a foreign customer, in the amount of US$ 97.2 million, which provided for annual interest of 3.75%, plus six-month LIBOR, in addition to the exchange variation. In November 2004, the Company renegotiated the terms of this advance, reducing the spread over six-month LIBOR to 1.25%. This advance will be repaid through shipments made up to June 2006. The balance outstanding at December 31, 2005 was US$ 15.9 million – R$ 37.3 (2004 – US$ 47.0 million – R$ 124.8).

In June 2004, the Company obtained funds in the amount of US$ 200.0 million as a prepayment of exports divided in two tranches. The first tranche, in the amount of US$ 145.0 million, had a settlement term up to December 2007 and provided for annual interest of 3.5%, plus six-month LIBOR, payable semiannually. The second tranche, in the amount of US$ 55.0 million, had a settlement term up to June 2009 and provided for annual interest of 4.5%, plus six-month LIBOR, payable semiannually. In June 2005, the two tranches were consolidated, so that both tranches now mature in June 2009 and bear annual interest at 1.45% above six-month LIBOR, payable semiannually. The balance of this transaction at December 31, 2005 was US$ 175.4 million – R$ 410.7 (2004 – US$ 200.6 million – R$ 532.6).

Braskem S.A. and its Subsidiaries

Notes to the Consolidated Financial Statements—(Continued)

at December 31, 2005, 2004 and 2003

All amounts in millions of reais, unless otherwise indicated

In August 2004, the Company obtained funds in the amount of US$ 50.0 million as a prepayment of exports. In addition to the foreign exchange variation, the advance bears annual interest of 3%, plus six-month LIBOR up to January 2005 and three month LIBOR as from that date up to the final maturity in October 2006. The balance of this transaction, at December 31, 2005 was US$ 20.3 million – R$ 47.5 (2004 – US$ 51.0 million – R$ 135.4).

The Company has also other export prepayment financings. The outstanding balance of these advances amounted to US$ 41.3 million – R$ 96.6 at December 31, 2005 (2004 – US$ 126.9 million – R$ 336.9). These advances will be settled at various dates through January 2008. In addition to the exchange variation, these advances bear annual rates of interest of 1.55% to 3.00% above LIBOR.

(c)  Medium-term notes program

In July 2003, Braskem established a medium-term notes (“MTN”) program providing for issuance of notes in an aggregate amount of up to US$ 500.0 million. On December 16, 2003, the Company’s Board of Directors authorized an increase in the total of the MTN program to a maximum aggregate principal amount of up to US$ 1 billion and an extension of the term of the MTN program from five to ten years.

The outstanding principal amounts of notes under the MTN program at December 31, 2005 and 2004 are as follows:

			US$ million		R$
Tranches	Interest	Maturity	2005	2004	2005	2004
2nd Tranche – October 2003	9.25%	October 2005	—	65.0	—	172.5
3rd Tranche – November 2003	12.50%	November 2008	275.0	275.0	643.7	730.0
4th Tranche – January 2004	11.75%	January 2014	250.0	250.0	585.2	663.6

			525.0	590.0	1,228.9	1,566.1

		Interest accrued			48.5	15.4

		Balance at December 31			1,277.4	1,581.5

(d)  Loans from FINAME, BNDES and BNB

These loans relate to various transactions for the increase in production capacity, environmental programs, operating control centers, laboratory and waste treatment stations. Principal interest and other financial charges are payable monthly up to June 2016.

In June 2005, a further BNDES credit line was approved, in the amount of R$ 384.6. The first tranche in the principal amount of R$ 100.8 was drawn down on July 27, 2005, and the second tranche in the amount of R$ 30.0 was drawn down on December 21, 2005.

(e)  Loan for acquisition of shares

The Company borrowed funds to finance the acquisition of shares related to the acquisition from BNDESPAR of one billion shares of Braskem Participações S.A. in September 2001 by Nova Camaçari Participações S.A. The loan principal is payable in full in August 2006. The principal bears annual interest of 4% and Long-Term Interest Rate (“TJLP”), payable annually as from August 2002. Subject to the rights of existing shareholders, BNDESPAR has the option to convert the principal amount and related accrued interest on this loan into our class A preferred shares at any time prior to the maturity of this loan.

Braskem S.A. and its Subsidiaries

Notes to the Consolidated Financial Statements—(Continued)

at December 31, 2005, 2004 and 2003

All amounts in millions of reais, unless otherwise indicated

(f)  Project financing

In March and September 2005, the Company obtained Japanese yen–denominated loans from Nippon Export and Investment Insurance, in the amount of ¥ 5,256.5 million (R$ 136.5) and ¥ 6,628.2 million (R$ 141.5), respectively, to finance several investment projects, including the “Braskem +” program. These loans bear annual interest of 0.95% above the Tokyo Interbank Rate (TIBOR) plus exchange variation, payable semiannually.

Principal is payable in 11 installments, commencing in March 2007, with a final maturity date in March 2012. The financing contracts include insurance that guarantees 95% of commercial risks and 97.5% of political risks.

As part of its risk management policy (Note 21), the Company entered into a swap contract in the total amount of these loans, which, in effect, change the annual interest rate to 101.59% of CDI, 103.98% of CDI and 104.29% of CDI for two tranches drawn down in March and for a tranche drawn down in September 2005, respectively. The swap contract was signed with a leading foreign bank and its maturity, currencies, rates and amounts are perfectly matched to the financing contracts. The effect of this swap contract is recorded under monetary variation of financing (Note 22).

(g)  Repayment and guarantee schedule

Long-term loans mature as follows:

	2005	2004
2006	—	622.2
2007	348.5	948.6
2008	880.0	774.4
2009	157.3	24.5
2010 and thereafter	1,471.7	689.9

	2,857.5	3,059.6

In the case of short-term loans, the Company has given security such as trade bills receivable and promissory notes.

Some long-term loans are secured by liens on fixed assets and shares, guarantees of shareholders, bank guarantees and promissory notes. Certain long-term borrowings are secured by surety bonds and mortgages of certain of the Company’s industrial plants.

Braskem S.A. and its Subsidiaries

Notes to the Consolidated Financial Statements—(Continued)

at December 31, 2005, 2004 and 2003

All amounts in millions of reais, unless otherwise indicated

16  Debentures

The Company’s debenture position is summarized as follow:

	2005	2004
Balance at January 1	1,172.9	1,492.0
Accrued interest and financial charges	229.4	444.1
Issuance (i)	300.0	1,500.0
Repayments	(93.7)	(2,263.2)

Balance at the end of year	1,608.6	1,172.9

Less: Current liabilities	(9.3)	(5.0)

Long-term liabilities	1,599.3	1,167.9

(i)	In 2004, part of total amount issued of R$ 243.0, was used to repay long- and short-term advances for purchases of credit rights in the amounts of R$ 107.7 and R$ 135.3, respectively.

(a) 1st private issue

On May 31, 2002, OPP Produtos Petroquímicos S.A. (“OPP PP”) issued R$ 591.9 subordinated convertible debentures to Odebrecht, and further transferred its title to ODBPAR. These debentures became the Company’s obligation as a result of the merger of OPP PP into the Company on August 16, 2002. These debentures have the following terms:

Single series
Final maturity date	July 31, 2007
Annual interest	TJLP variation, plus 5% per annum

ODBPAR has the option to convert these debentures into Class A preferred shares at any time. The payment of its principal and interest will only occur on their final maturity date. There is no partial or total redemption provision allowing payments before this date.

(b) 10th public issue

On October 1, 2001, the Company issued and sold two series of the 10th issue of its non-convertible debentures, consisting of 4,108 of the 1st series and 2,142 of the 2nd series, totaling R$ 625.0. In January 2004, the Company redeemed 2,289 of the 1st series of debentures and 945 of the 2nd series of debentures and, at September 30, 2004, the Company redeemed the remaining debentures. All of these debentures were cancelled.

(c) 11th public issue

The Company issued and sold the 11th series of its debentures in the aggregate principal amount of R$ 1,200.0 during the first quarter of 2004. These debentures are not convertible into shares and have a final maturity date of December 1, 2007. These debentures are repayable in 36 monthly equal, successive installments, beginning on January 1, 2005, and bears annual interest at the rate of CDI plus 4.5%. On November 3, 2004, the Company redeemed in advance all of these debentures, as permitted by the terms of these debentures. Upon redemption, all of these debentures were cancelled.

Braskem S.A. and its Subsidiaries

Notes to the Consolidated Financial Statements—(Continued)

at December 31, 2005, 2004 and 2003

All amounts in millions of reais, unless otherwise indicated

(d) 12th public issue

On September 29, 2004, the Company issued and sold the 12th series of its debentures in the aggregate principal amount of R$ 300.0. These debentures are not convertible into shares and have a final maturity date of June 1, 2009. These debentures are repayable at their final maturity date and bear annual interest at the rate of 117% of CDI.

(e) 13th public issue

On June 30, 2005, the Company issued and sold the 13th series of its non-convertible debentures in an aggregate principal amount of R$ 300.0. These debentures have the following terms:

Single series
Number of Debentures:	30,000 at R$ 10 each
Final maturity date:	June 1, 2010
Repayment:	Single installment at maturity
Interest:	104.10% of CDI
Payment of interest:	Semiannually, as from December 1, 2005

17  Taxes and contributions payable—Long-term liabilities

			2005	2004
Compensation of IPI credits
IPI – export credit	(i	)	550.3	462.8
IPI – zero rate	(ii	)	466.3	406.9
IPI – consumption materials and property, plant and equipment			37.7	85.0
Other taxes and contributions payable
PIS /COFINS – Law 9718/98	(iii	)	316.1	320.6
Education contribution, SAT and INSS			40.8	33.2
PAES-Law 10684	(iv	)	43.1	49.7
Other			9.8	28.2
Less: Judicial deposits			(139.7)	(170.3)

			1,324.4	1,216.1

The Company has brought legal actions challenging certain changes in tax laws and defending, among other things, the right to IPI credits on the purchase of raw materials and the export of products. With regard to the contingent IPI credits, which had been offset against several federal taxes payable, the Company recorded liabilities to eliminate the contingent gain and accrued interest on these liabilities based on the SELIC rate. The Company has not recorded tax assets for uncompensated credits that have not been used to offset other tax obligations as they are considered contingent assets pending realization.

(i) IPI export credit

The merged company OPP Química and the merged company Trikem initiated a legal action, requesting the legal recognition of the IPI credit, introduced by Decree-law 491/69 to provide incentives for exports of

Braskem S.A. and its Subsidiaries

Notes to the Consolidated Financial Statements—(Continued)

at December 31, 2005, 2004 and 2003

All amounts in millions of reais, unless otherwise indicated

manufactured products. OPP Química obtained a preliminary injunction in this action, partially confirmed by a ruling, authorizing it to use the benefit calculated on the exports of the units located in Rio Grande do Sul to offset federal taxes due. The decision was revoked, against which special and extraordinary appeals were lodged by the Company.

The Company and merged company Nitrocarbono filed for a writ of security with respect to the right of the IPI credit, in September 2003. The court decision was favorable, guaranteeing that the credit for the past five years as from the date of initiation of the suit and its offset against all taxes administered by the Federal Revenue Secretariat. An appeal by the Federal Government was made and is waiting for a judgment by the TRF of the 1st Region.

The merged company OPP Química obtained a preliminary injunction in this action, partially confirmed by a judgement, authorizing it to use the benefit calculated on the exports of the units located in Rio Grande do Sul, to offset federal taxes due. This decision was revoked by the TRF of the 4th Region, against which special and extraordinary appeals were lodged and are awaiting judgment in the Higher Court of Justice (“STJ”) and STF, respectively.

The merged company Trikem, with respect to its industrial unit installed in São Paulo, filed a injunction to request the same credit. The process is waiting for a judgment in the Trial Court.

The merged companies OPP Química and Trikem, with respect to their industrial units installed in Bahia, filed a civil action on the matter. The decision was unfavorable, and the Company lodged an appeal against it. The judgement of this appeal is pending a decision by the TRF of the 1st Region.

The merged company Trikem, with respect to its industrial units installed in Alagoas, filed a writ of security on the matter. The security was granted and the credit on exports was assured for the ten years before bringing the suit. The TRF of the 5th Region maintained the favorable decision; however, it limited the length of the term for use of credits to five years. Against this decision, special and extraordinary appeals were lodged and are awaiting judgment in the STJ and STF, respectively.

The external legal advisor of the Company believes that the chances of success with respect to the export credit itself and the effects of monetary restatement (expurgations, monetary restatement and accrual of the SELIC rate) are probable.

(ii) IPI – Purchase of zero-rated materials

In addition to the legal action filed in the State of Rio Grande do Sul, with a decision of the STF in its favor (Note 10), the Company and its merged companies OPP Química and Trikem have similar legal actions in the States of São Paulo, Bahia and Alagoas, to support the right to the IPI credit on the purchases of raw materials and input materials exempt, not taxed or taxed at the zero rate. The process in São Paulo is awaiting decision in the lower court. In this case, the preliminary injunction was denied and the TRF of the 3rd Region granted suspensive effects to recognize the right to that credit. The process originated in Bahia obtained a favorable decision in the TRF of the 1st Region, which was the object of a Special and Extraordinary Appeal by the Federal Government. The Special Appeal was not accepted by the TRF and STJ and the Extraordinary Appeal awaits judgment in the STF. The process originated in Alagoas obtained a favorable decision by the TRF of the 5th Region, however a formal error in this judgment caused the STJ to remand the case to the TRF. This case is pending judgment in the STJ awaiting the Company’s motion for clarification.

Braskem S.A. and its Subsidiaries

Notes to the Consolidated Financial Statements—(Continued)

at December 31, 2005, 2004 and 2003

All amounts in millions of reais, unless otherwise indicated

In August 1999, Polialden filed a motion for writ of security and was authorized to use the IPI credits originating from acquisition of raw materials and inputs that are exempt from IPI, not subject to IPI taxation or taxed at a zero rate for the preceding five years. The TRF of the 1st Region confirmed this decision, which was object of special and extraordinary appeals by the Federal Government. This case awaits judgment in the STF. From March 2000 through December 2005, Polialden used R$ 98.0 credits to offset the IPI tax owed in its ordinary course of business. As the offset is considered a contingent asset, a liability has been recorded to offset the contingent gain recorded.

(iii) PIS/COFINS – Law Nº 9718 of 1998

Effective as from February 1999, the basis and applicable rates for PIS and COFINS contributions were increased through Law N° 9718 of 1998.

•	COFINS – increase in the rate from 2% to 3%, and the expansion of the concept of billings to include in the contribution calculation practically all income earned by companies, in additions to the sales of products and services.

•	PIS – expansion of the calculation basis identical to COFINS.

The Company, in different legal actions, has challenged the constitutionality of the expansion in the calculation basis for the period from February 1999 to November 2002 for PIS and for the period from February 1999 to January 2004 for COFINS. Based on a new PIS law issued in December 2002 and on a new COFINS law issued in February 2004, the expanded bases are no longer questioned due to the new non-cumulative system introduced by these laws. As from such dates, the Company started paying these contributions as determined by proper legislation. In relation to past periods, the Company recorded provisions in accordance with amounts due under Law Nº 9718, and, based on the advice of its external legal counsel, the Company believes that it is reasonably possible that the portion of the Law in respect of the expanded contribution base may be upheld as being constitutional. Provisions have been recorded based on amounts payable under the expanded basis and increased rates in accordance with Law Nº 9718, while awaiting a final decision in relation to constitutionality.

In November 2005, the STF determined that the increase in PIS and COFINS tax basis under Law Nº 9718/98 is unconstitutional. The status of each action is as follows:

•	Braskem has a COFINS claim and deposits on the calculation expanded basis under Law Nº 9718. PIS, on the same calculation basis, was deposited up to November 2002. Braskem had a final favorable decision in the STF in relation to PIS and COFINS, in February 2006. As a consequence, in March 2006 the Company’s liability at R$ 82.5, was reversed to “other operating income”. Out of this sum, R$ 64.3 have been deposited in court. As the final decision was favorable to the Company, it has requested that the deposit be released. This request is pending approval. Finally, the undue payment of such contribution at R$ 14.6 was recognized in the Company’s quarterly results.

•	Based on a judicial order, OPP Química, up to August 2002, was not obliged to pay or deposit any of the increases introduced by Law Nº 9718 in respect of COFINS. Also, based on a judicial order, OPP Química was not obliged to pay or deposit any of the increases in respect of PIS up to November 2002. As from December 2002, this contribution was paid on the expanded basis.

•	In August 2003, Trikem chose to desist from part of the proceedings with respect to the increase in rate and, through PAES (Note 17(iv)), settled the amount due in installments between February 1999 and February 2003.

Braskem S.A. and its Subsidiaries

Notes to the Consolidated Financial Statements—(Continued)

at December 31, 2005, 2004 and 2003

All amounts in millions of reais, unless otherwise indicated

•	With respect to PIS, the situation of Trikem is the same as OPP Química, as parties to the same legal process.

•	The subsidiary Polialden filed a legal action to pay COFINS at the rate of 2% and not 3%. In September 2001, the ruling rejecting the claim was published. Polialden lodged an appeal with the lower court, but this was rejected. An extraordinary appeal to the STF against this ruling has been lodged.

•	Up to January 2004, Polialden paid COFINS at the rate of 2% and deposited in court the remaining 1%. As from February 2004, Polialden started to pay COFINS according to Law Nº 10833/03, which introduced new criteria for the payment of COFINS.

•	In June 2005, the subsidiary Polialden filed a motion for injunctive relief, challenging the constitutionality of the PIS and COFINS tax base expansion and applying for offset of overpaid taxes during the period that Law 9718 was valid. Polialden received a favorable decision, which was appealed by the Federal Government. The appeal is pending judgment.

(iv) Special Installment Program (PAES)—Law Nº 10684/03

On May 30, 2003, Law Nº 10684 was published, introducing the PAES program, which offers taxpayers with liabilities to the Federal Revenue Office or the National Treasury (that have been confessed or are being challenged in the courts) the option of paying their overdue tax obligations at February 28, 2003, in up to 180 consecutive monthly installments.

The legislation provides, among other benefits, for a 50% reduction in the fines on arrears as well as the utilization of the TJLP to update the installments due (replacing the usual SELIC rate which is more onerous).

In August 2003, Trikem chose to desist from its legal action in relation to claims relating to COFINS (Note 17(iii)) to take advantage of the favorable payment terms of the program. The amount due is being paid in 120 installments and the option was confirmed with payment of the first installment on August 31, 2003. At December 31, 2005 the balance due was R$ 49.7, consisting of R$ 6.6 in current liabilities and R$ 43.1 in long- term liabilities (2004 – R$ 56.3, consisting of R$ 6.6 in current liabilities and R$ 49.7 in long-term liabilities).

18  Income tax and social contribution on net income

(a) Income tax reconciliation

	2005	2004	2003
Income before income tax and minority interest	749.1	796.8	562.6
Income tax and social contribution benefit (expense) at statutory rate 34%	(254.7)	(270.9)	(191.3)
Income tax on equity in earnings of associates	3.0	(15.4)	20.4
Non-deductible amortization of goodwill	(38.2)	(26.4)	(87.0)
Exempt exchange losses on foreign currency	(4.5)	(2.5)	(43.2)
Income tax incentives (Note 19(a))	15.5	17.0	28.8
Other permanent differences	25.9	(7.7)	(19.7)
Tax effect of social contribution tax exemption ((c) below)	70.6	65.1	64.0
Net change in valuation allowance	6.3	166.9	109.6
Other	(1.3)	(11.2)	(2.9)

Income tax expense, per consolidated statement of operations	(177.4)	(85.1)	(121.3)

Braskem S.A. and its Subsidiaries

Notes to the Consolidated Financial Statements—(Continued)

at December 31, 2005, 2004 and 2003

All amounts in millions of reais, unless otherwise indicated

(b) Deferred taxes

In accordance with a pronouncement issued by IBRACON on the accounting for income tax and social contribution, supplemented by CVM Instruction Nº 371, the Company has recognized deferred tax assets as follows:

	2005	2004
Deferred tax assets
Net operating loss carryfowards	110.3	134.9
Goodwill and deferred charges	37.8	42.2
Non-deductible accrued expenses and other temporary differences	165.0	165.0

Gross deferred tax assets	313.1	342.1
Valuation allowance	(20.5)	(26.8)

Net long-term deferred tax assets	292.6	315.3

Deferred tax liabilities
Accelerated depreciation and others	(10.4)	(11.7)

Long-term deferred tax liabilities	(10.4)	(11.7)

The Company believes that it is more likely than not that the deferred tax asset, net of the valuation allowance, will be recovered within ten years. Deferred tax assets have not been provided for temporary difference and losses carry forward whose realization is not considered more likely than not.

In addition to the positive results arising from the corporate restructuring process described in Note 1(b), expected future taxable income is based on projections and feasibility studies based on price, exchange rate, interest rate, market growth assumptions, as well as other variables relevant to the Company.

The amounts recorded as deferred tax assets in the short-term portion refer to jointly-controlled companies.

(c) Social contribution

In view of the discussions of the constitutionality of Law 7689/88, the Company and its merged companies OPP Química and Trikem and its subsidiary Polialden filed a lawsuit against payment of social contribution.

The TRF of the 1st Region had expressly recognized the unconstitutionality of this tax, and the courts issued final and unappealable decisions favorable to the Company, the merged companies and Polialden. However, the Federal Government filed a rescission action to revoke the decisions in favor of the Company, Trikem and Polialden, arguing that after the final decision favorable to those companies the Plenary Session of the STF had declared the constitutionality of this tax, for all years in question except in 1988. As the Federal Government did not file a rescission action in the case of OPP Química, the first final and conclusive decision remained in force for OPP Química.

The decisions of lower and first appeal courts were favorable to the Federal Government; however, tax payments are still suspended. Currently, the mentioned action is awaiting final judgment of the appeals lodged to the STF and STJ.

Based on the referred STF decision, the SRF has issued tax assessment notices against the Company and its merged companies, against which administrative defense arguments have been filed.

Braskem S.A. and its Subsidiaries

Notes to the Consolidated Financial Statements—(Continued)

at December 31, 2005, 2004 and 2003

All amounts in millions of reais, unless otherwise indicated

The Company believes that it is reasonably possible that it will lose the appeals to maintain the Company’s exemption. If the appeals are not successful, the Company believes that the loss of the exemption would be effective only as from the date of a final unfavorable decision and may not be applied retroactively. For this reason, no liability has been recorded. However, we believe that it is reasonably possible that we will be required to pay these taxes retroactively. If a retroactive claim were made by the government, the exposure to the Company would be, at December 31, 2005, approximately R$ 651.7 (2004 – R$ 562.0), including interest but excluding fines.

19  Tax incentives

(a) Corporate income tax

From calendar years 2002 to 2011, the Company has the right to reduce by 75% the income tax on the profit arising from the sale of basic petrochemical products and utilities. The Camaçari polyethylene plant has the same right for the same period. The polyvinylchloride (“PVC”) plant at Camaçari has the same right from 2005 to 2014. The PVC plant in Alagoas and the polyethylene teraphthalate (“PET”) plant at Camaçari are exempt from corporate income tax calculated on the results of their industrial operations until 2008.

Productions of caustic soda, chlorine, ethylene dichloride and caprolactam enjoy the benefit of the 75% decrease in the income tax rate up to 2012.

At the end of each fiscal year, in the case of taxable profit resulting from the benefited operations, income tax calculated without giving effect to these exemptions and reduced rates is recorded as expense for the year and the income tax benefit of these exemptions and reduced rates is deducted from income tax payable and credited to a capital reserve account, which may only be used to increase capital or absorb losses.

On December 14, 2004, the Board of Directors of Braskem approved the use of R$ 463.2 from the tax incentive reserve for absorption of the balance of accumulated losses.

(b) Value-added tax – ICMS

The Company has ICMS tax incentives granted by the States of Rio Grande do Sul and Alagoas, through the Company Operation Fund – FUNDOPEM and State of Alagoas Integrated Development Program – PRODESIN, respectively. These incentives are designed to foster the installation and expansion of industrial facilities in those states. The incentives determined for the year ended December 31, 2005 amounted to R$ 7.8 (2004 – R$ 9.9). The accounting treatment of such incentives is the same applied to the income tax incentive.

20  Shareholders’ equity

(a) Capital

At December 31, 2005, Braskem’s subscribed and paid-up capital was R$ 3,403.0, consisting of 120,860,099 common shares, 240,860,356 Class A preferred shares and 803,066 Class B preferred shares, all consisting of registered shares with no par value. At the same date, the Braskem’s authorized capital comprised 488,000,000 shares, of which 175,680,000 are common shares, 307,440,000 are Class A preferred shares and 4,880,000 are Class B preferred shares.

In January 2004, as a result of the merger of Trikem (Note 1(b)), Braskem’s capital was increased by R$ 304.6 to reach R$ 2,192.0, through the issue of 8,136,165,484 Class A preferred shares.

Braskem S.A. and its Subsidiaries

Notes to the Consolidated Financial Statements—(Continued)

at December 31, 2005, 2004 and 2003

All amounts in millions of reais, unless otherwise indicated

In September 2004, in connection with the Global Offering (Note 1(c)), Braskem increased its capital in the amount of R$ 1,211.0, through the issue of 13,455,000,000 Class A preferred shares, at the price of R$ 90.00 per thousand shares in Brazil and US$ 31.38 outside Brazil. As a result of the Global Offering, Braskem’s capital totaled R$ 3,403.0.

On January 15, 2004, in order to maintain the minimum ratio between common and preferred shares, in accordance with the Brazilian Corporation Law, before the legal merger of Trikem, the conversion of 121,948,261 Class A preferred shares into common shares was approved by Braskem’s shareholders at an Extraordinary General Meeting. Similarly, on September 17, 2004, before the completion of the Global Offering, the conversion of 4,484,963,007 Class A preferred shares into common shares was approved at the Extraordinary General Meeting.

From September 2004 to March 2005, in accordance with Article 6 of the by-laws, the conversion of 28,313,178 Class B preferred shares into 14,156,589 Class A preferred shares was carried out. As a result, at March 31, 2005, before the approval of the reverse share split (Note 1(d)), Braskem’s capital comprised 30,215,024,848 common shares, 60,215,051,485 Class A preferred shares and 200,841,622 Class B preferred shares.

(b) Share rights

Preferred shares do not carry voting rights, but they have a priority right to a minimum non-cumulative annual dividend of 6% per annum of their nominal value, depending on the availability of net income for distribution. Only Class A preferred shareholders share equally with the common shares in the remaining net income, and common shares are entitled to dividends only after priority dividends have been paid to the holders of preferred shares. The Class A preferred shareholders also share equally with common shares in the distribution of shares resulting from the incorporation of other reserves. Class B preferred shares are not convertible into common shares. However, at the end of the non-transfer period provided under applicable law, Class B preferred shares can be converted into Class A preferred shares at any time, at the ratio of two Class B preferred shares for each Class A preferred share.

Class A and Class B preferred shares have priority to the return of capital in the event of liquidation of Braskem.

All shareholders are entitled to an annual mandatory dividend of 25% of adjusted net income for the year, in accordance with the Brazilian Corporation Law.

As set forth in a shareholders’ agreement and memorandum of understanding, the Company must distribute dividends corresponding to not less than 50% of the net income for the year, as long as the required reserve amounts are sufficient to allow for the efficient operation and development of the Company’s businesses.

Under the terms of certain U.S. dollar-denominated debt (Notes 15(a) and 15(c)), the payment of dividends, interest on capital or any other profit sharing is limited to 50% of net income for the year, or 6% of the nominal value of the Class A and B preferred shares, whichever is higher.

(c) Treasury shares

At December 31, 2005, the Company held in treasury 467,347 Class A preferred shares (2004 – 116,836,839 shares).

Braskem S.A. and its Subsidiaries

Notes to the Consolidated Financial Statements—(Continued)

at December 31, 2005, 2004 and 2003

All amounts in millions of reais, unless otherwise indicated

(d) Appropriation of net income

In accordance with the Company’s by-laws, net income for each year, adjusted as provided by Law Nº 6404/76, will be appropriated as follows: (i) 5% for constitution of the legal reserve, not exceeding 20% of capital; and (ii) 25% for payment of non-cumulative mandatory dividends, observing the legal and statutory advantages of the preferred shares. When the priority dividend amount paid to the preferred shares is equal to or higher than 25% of the adjusted net income for the year, calculated in accordance with Article 202 of the Brazilian Corporation Law, the full payment of the mandatory dividend is carried out. If there is a remaining mandatory dividend after the payment of priority dividend, it will be used as follows: (i) in the payment to common shares of a dividend up to the limit of the priority dividend of preferred shares; and (ii) if there is a remaining balance in the distribution of an additional dividend to common shares and Class A preferred shares, on the same basis, so that each common share and Class A preferred share receives the same dividend.

The calculation of the dividends for 2005 and 2004 are as follows:

	2005	2004
Net income for the year	625.8	687.1
Excludes effect of consolidation (*)	59.9	5.5
Portion allocated to legal reserve	(34.3)	(34.6)

Adjusted net income for the calculation of dividends	651.4	658.0

Distribution of profits:
Interest on own capital (Note 20(e))
Common shares – R$ 0.746 per share (2004 - R$ 1.125)	90.2	34.0
Class A preferred shares – R$ 0.746 per share (2004 - R$ 2.256)	179.4	135.6
Class B preferred shares – R$ 0.563 per share (2004 - R$ 2.256)	0.4	0.4

Total interest on own capital proposed	270.0	170.0
Dividends proposed
Common shares – R$ 0.154 per share (2004 - R$ 1.131)	18.6	34.2
Class A preferred shares – R$ 0.154 per share	37.1	—

Total dividends proposed	55.7	34.2

Total interest on own capital and dividends proposed	325.7	204.2

Amount allocated to revenue reserve	325.7	454.0
Minimum mandatory dividends - 25%	162.9	164.5

(*)	Recognizes income on intercompany´s transactions.

Dividends in respect of 2005 proposed by Braskem’s board of directors are subject to approval by Braskem’s shareholders.

Retained earnings are linked to a capital budget included in the Company’s business plan, approved by the board of directors at a meeting held on December 13, 2005, to be submitted for approval at 2006 annual shareholders’ meeting.

Braskem S.A. and its Subsidiaries

Notes to the Consolidated Financial Statements—(Continued)

at December 31, 2005, 2004 and 2003

All amounts in millions of reais, unless otherwise indicated

(e) Interest on own capital

On December 29, 2005, pursuant to authorization from Braskem’s board of directors, Braskem’s executive officers approved the payment of interest on own capital in the amount of R$ 270.0, consisting of: (i) R$ 179.4 to holders of Class A preferred shares and holders of ADSs, corresponding to the gross amount of R$ 0.746145 per share and R$ 1.492290 per ADS; (ii) R$ 0.4 to the holders of Class B preferred shares, corresponding to the gross amount of R$ 0.563940 per share, equal to 6% of the share unit value, as provided in Article 9 of Braskem’s by-laws; and (iii) R$ 90.2 to the holders of common shares, corresponding to the gross amount of R$ 0.746145 per share. Payment will be made within 60 days after the date of the 2006 annual shareholders’ meeting.

Interest on own capital was determined based on share ownership positions at December 31, 2005, applying such amount to priority and mandatory dividends for 2005, as prescribed by Law 9249/95 and paragraph 6, Article 44 of Braskem’s by-laws. Withholding income tax on interest credited was R$ 35.5 and the benefit for the Company regarding income tax was R$ 67.5.

For disclosure purposes, the expense for interest on own capital was reversed in the statement of operations and the reversal was recorded in operating expenses (income), and also reflected in the statement of changes in stockholders’ equity, pursuant to CVM Deliberation Nº 207.

21  Contingencies

(a) Collective labor agreement

The chemical workers union in the Camaçari region (“SINDIQUÍMICA”) and the syndicate of chemical manufacturers in the same region (“SINPEQ”) are disputing in the courts whether the wage and salary indexation clause in their collective labor agreement was overruled by a 1990 economic policy law which restricted wage and salary increases. Braskem, Polialden, Politeno and merged companies Trikem and Nitrocarbono operated plants in the region in 1990 and are members of SINPEQ. The workers’ union is requesting that salaries and wages be adjusted retroactively and cumulatively since 1990. The most recent ruling by the STF, in December 2002, was favorable to SINPEQ and established that the economic policy law overruled the collective labor agreement. SINDIQUIMICA appealed this decision. In May 2005, the appeal was rejected by unanimous opinion. This decision is pending publication. Nevertheless, the decision is subject to reconsideration by the STF. On October 24, 2005, SINDIQUÍMICA filed a motion to review, which is pending judgment.

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

(b) Offsetting of tax credits

From May through October 2000, merged companies OPP Química and Trikem offset their own federal tax debts with IPI tax credits assigned by an export trading company (“Assignor”). These offsetting procedures were recognized by the São Paulo tax officials (DERAT/SP) through offset supporting certificates (“DCCs”) issued in response to an injunctive relief entered in a motion for writ of mandamus (“MS SP”). Assignor also filed a motion for writ of mandamus against the Rio de Janeiro tax officials (DERAT/RJ) (“MS RJ”) for recovery of IPI

Braskem S.A. and its Subsidiaries

Notes to the Consolidated Financial Statements—(Continued)

at December 31, 2005, 2004 and 2003

All amounts in millions of reais, unless otherwise indicated

tax credits and their use for offsetting with third-party tax debts, among others. The MS SP was dismissed without prejudice, confirming the Rio de Janeiro administrative and jurisdictional authority to rule on Assignor’s tax credits.

In June 2005, DERAT/SP issued ordinances, canceling the DCCs. Based on said ordinances, the Federal Revenue Office unit in Camaçari/BA sent collection letters to the Company. Notices of dispute were presented by the Company, but the administrative authorities declined to process them. As a result, past-due federal tax liabilities at R$ 276.6 were posted in December 2005 concerning the Company’s tax debts originating from purportedly undue offsetting procedures.

Both Assignor and the Company commenced a number of judicial and administrative proceedings to defend the lawfulness and validity of those offsetting procedures, and the legal advisors to both companies believe the chances of success in those cases are probable, mostly in light of the indisputable validity and liquidity of those credits as confirmed in a specific audit conducted by DERAT/RJ.

On October 3, 2005, the Federal Supreme Court held the MS RJ favorably to Assignor in a final and conclusive manner, confirming Assignor’s definite right to use the IPI tax credits from all its exports and their availability for offsetting with third-party debts. As a result, the legal advisors to assignor and to the Company believe that the offsetting procedures carried out by the merged companies and duly recognized by DERAT/SP have been confirmed, and for this reason they also hold that the tax liabilities being imputed to the Company are not due. Irrespective of the final and conclusive decision in MS RJ, the legal advisors to Assignor and to the Company, in addition to a jurist when inquired of his opinion on this specific issue, believe that the tax liabilities purportedly related to offsetting procedures carried out by the merged companies have become time-barred and, as such, can no longer be claimed by the tax authorities.

In January 2006, the Company was ordered to post bond in aid of execution of the tax claim referred to above. This bond will be tendered in the form of an insurance policy currently under negotiation between the Company, Assignor and insurance companies.

The Company believes, based on the advice of its external legal advisors that the chances of success in all claims listed above are probable; nevertheless, if the Company is eventually defeated in all those cases, it will be entitled to full recourse against Assignor concerning all amounts paid to the National Treasury, as per the assignment agreement executed in 2000.

(c) National Social Security Institute – INSS

The Company is a party to several social security claims totaling R$ 169.9 as of December 31, 2005. Out of these sums, the Company has made judicial deposits of R$ 15.1, and R$ 18.2 are secured by a portion of the Company’s inventory. The Company, based on the opinion of its external legal counsel, has recorded a provision for the probable losses with social security disputes amounting to R$ 8.5 at December 31, 2005. Based on the opinion of its outside legal counsel, the Company believes that the chances of success for the remaining amounts are probable and therefore, no provision has been recorded.

(d) Other litigation involving the Company

The Company is party to a civil lawsuit filed by a former caustic soda customer, claiming amounts, at December 31, 2005, of R$ 131.0 (2004 – R$ 168.3). Braskem’s management, supported by the opinion of its external legal advisors, believe that an unfavorable decision is remote and, for this reason, no provisions have been established.

Braskem S.A. and its Subsidiaries

Notes to the Consolidated Financial Statements—(Continued)

at December 31, 2005, 2004 and 2003

All amounts in millions of reais, unless otherwise indicated

The Company and its subsidiary Polialden are parties to certain proceedings brought by some preferred shareholders. Braskem’s management believes, based on its legal advisors’ opinions, that an unfavorable decision is remote and, for this reason, no provisions have been established. In December 2004, as published a material event notice, some minority shareholders waived the lawsuits filed against Polialden, exchanging their Polialden preferred shares for the Company’s Class A preferred shares.

During the second quarter of 2005, the Petrochemical and Chemicals Companies Employees Union of Triunfo (RS) and Camaçari (BA) brought labor actions claiming payments in respect of overtime. The Company has filed the proper defense in these lawsuits and no losses are expected for these cases.

As of December 31, 2005, the Company is defendant in approximately 1,100 labor claims, including those mentioned in the paragraph above. Based on the opinion of its external legal advisors, the Company has provided a provision of R$12.3 at December 31,2005 for the probable losses in these claims.

22  Financial instruments

(a) Risk management

Because the Company operates in the international markets, obtaining funds for its operations and investments, it is exposed to market risks mainly arising from changes in the foreign exchange and interest rates. The bank accounts, financial investments and other accounts receivable are subject to credit risk. The Company has developed policies and procedures for risk evaluation, report preparation and mathematical models for the monitoring of these risks and possible use of derivatives to decrease these risks.

To cover its exposure to market risks, the Company utilizes various types of currency hedges, some involving the use of cash and others not. The most common cash–based currency hedges used by the Company are financial instruments denominated in foreign currencies (certificates of deposit, U.S. dollar-denominated securities, foreign mutual funds, time deposits and overnight deposits) and put and call options. The non-cash types of currency hedges used by the Company are swaps of foreign currency and forwards.

To hedge its exposure to exchange and interest risks arising from loan and financing agreements, the Company adopted, at December 31, 2001, the following methodology: hedging of the principal and interest (on a consolidated basis), falling due in the next 12 months of, at least, (i) 60% of the debt linked to exports (trade finance), except for advances on exchange contracts of up to six months and advances on export contracts; and (ii) 75% of the debt not linked to exports (non-trade finance).

(b) Exposure to foreign exchange risks

The Company has long-term loans and financing to finance its operations, including cash flows and project financing. A substantial part of the long-term loans and financing is denominated in U.S. dollars. (Note 15).

(c) Exposure to interest rate risks

The Company is exposed to interest rate risks on its short-term and long-term debt. The debt in foreign currency, bearing floating interest rates, is mainly subject to LIBOR variation, while the domestic debt, bearing floating interest rates, is mainly subject to fluctuations in the TJLP and the CDI rate and the IGP-M inflation index.

Braskem S.A. and its Subsidiaries

Notes to the Consolidated Financial Statements—(Continued)

at December 31, 2005, 2004 and 2003

All amounts in millions of reais, unless otherwise indicated

(d) Exposure to commodities risks

The Company is exposed to fluctuations in the price of several petrochemical commodities, especially its main raw material, naphtha. Because the Company seeks to transfer to its own selling prices the effect of price changes in its raw material, arising from changes in international quotations for naphtha, part of its sales may be carried out under fixed-price contracts or contracts stating maximum and/or minimum fluctuation ranges. Such contracts are commercial agreements or derivative contracts relating to future sales.

(e) Exposure to credit risk

The Company is subject to concentration of credit risk in connection with bank accounts, financial investments and other accounts receivable, which expose the Company to risks relating to financial institutions involved. In order to manage the credit risk, the Company keeps its bank accounts and financial investments with large financial institutions.

In relation to customer credit risk, the Company protects itself by performing detailed analyses before granting credit and by obtaining security and guarantees, when necessary.

(f) Market value of derivative instruments

To determine the estimated market value of financial instruments, the Company uses reversal transaction quotations or public information available in the financial markets, as well as valuation methodologies generally accepted and utilized by counterparties. These estimates do not necessarily assure that such transactions could be realized in the market at the indicated amounts. The use of different market information and/or valuation methodologies could have a significant effect on the estimated market value.

Braskem S.A. and its Subsidiaries

Notes to the Consolidated Financial Statements—(Continued)

at December 31, 2005, 2004 and 2003

All amounts in millions of reais, unless otherwise indicated

23  Financial Income (Expenses), net

	2005	2004	2003
Financial income:
Interest income	140.1	160.8	65.7
Monetary variation of financial investments, related parties and accounts receivable	17.7	12.8	31.2
Monetary variation of taxes recoverable	7.6	31.8	88.0
Gains on derivative transactions	45.7	125.8	—
Exchange variation on foreign currency assets	(288.8)	(335.3)	(213.4)
Other	44.1	72.7	37.7

	(33.6)	68.6	9.2

Financial expenses:
Interest on loans and financing and related parties	(347.0)	(595.3)	(552.1)
Monetary variation of financing and related parties	(203.1)	(380.9)	(293.1)
Monetary variation and interest on taxes, contributions and suppliers	(169.7)	(137.1)	(189.0)
Losses on derivative transactions	(61.5)	(131.4)	(65.2)
Expenses with vendor transactions	(108.2)	(73.6)	(173.9)
Discounts granted	(88.4)	(80.7)	(148.9)
Exchange variation on foreign currency liabilities	556.9	425.4	972.1
Taxes and charges on financial transactions	(110.6)	(148.4)	(105.3)
Interest on capital	(270.0)	(170.0)	—
Reversal of interest on capital	270.0	170.0	—
Other	(144.2)	(185.2)	(165.4)

	(675.8)	(1,307.2)	(720.8)

Financial expenses, net	(709.4)	(1,238.6)	(711.6)

24  Other operating income (expenses)

	2005	2004	2003
Income (expenses)
Rental of installations and assignment of right to use	3.9	20.7	18.2
Recovery of taxes and compulsory deposits	3.4	16.4	29.5
Insurance recoveries	—	1.6	11.6
Other operating income (expenses), net	15.5	4.3	(3.8)

	22.8	43.0	55.5

Braskem S.A. and its Subsidiaries

Notes to the Consolidated Financial Statements—(Continued)

at December 31, 2005, 2004 and 2003

All amounts in millions of reais, unless otherwise indicated

25  Non-operating income (expenses)

	2005	2004	2003
Income (expenses)
Gain (loss) on participation in investments	5.4	3.5	(2.7)
Gain (loss) on permanent assets disposal	0.8	0.5	(0.1)
Assets removal costs	—	—	(16.2)
Residual value of disposed fixed assets	—	(5.5)	—
Loss on disposal of permanent assets	(22.4)	(18.2)	(3.8)
Other non-operating expenses, net	(9.0)	(10.1)	18.3

	(25.2)	(29.8)	(4.5)

26  Insurance coverage

The Company has a broadly-based risk management program designed to provide coverage and protection for all assets, as well as possible losses caused by production stoppages, through an “all risks” insurance policy. This policy establishes the amount for maximum probable damage, which the Company’s management considers sufficient to cover possible losses, taking into account the nature of the Company’s activities and the advice of insurance consultants. At December 31, 2005, insurance coverage for inventories, property, plant and equipment, and loss of profits of the Company and its subsidiary Polialden amounted to R$ 4,439.4 per claim, while the total of all insured assets amounted to R$ 9,885.3.

27  Shares traded abroad – NYSE and LATIBEX

(a) NYSE

The Company’s ADSs are traded on the NYSE with the following characteristics:

•	Type of shares: Class A preferred.
•	Each ADS represents 2 shares, traded under the symbol “BAK”.
•	Foreign Depositary Bank: The Bank of New York.
•	Brazilian Custodian Bank: Banco Itaú S.A.

(b) LATIBEX

The Company’s Class A preferred shares are traded on LATIBEX, the Madrid Stock Exchange’s market for Latin American companies quoted in euros. The shares are traded under the symbol “XBRK” and the Brazilian custodian bank is Banco Itaú S.A.

LATIBEX has adjusted and altered the process for quotation and trading to comply with the new Corporate Governance Standards adopted by Bovespa. Accordingly, as from May 16, 2005, the shares have been traded in groups of five shares.

28  Private pension plans

The actuarial obligations relating to the pension and retirement plans are accrued in conformity with the procedures established by CVM Deliberation Nº 371, except for ODEPREV – Odebrecht Previdência (“ODEPREV”), for which such procedures are not applicable.

Braskem S.A. and its Subsidiaries

Notes to the Consolidated Financial Statements—(Continued)

at December 31, 2005, 2004 and 2003

All amounts in millions of reais, unless otherwise indicated

The formation of Braskem (Note 1 (b)) involved the integration of six sponsoring companies and three different pension plans managed by Fundação PETROBRAS de Seguridade Social–PETROS (“PETROS”), PREVINOR–Associação de Previdência Privada (“PREVINOR”) and ODEPREV–Odebrecht Previdência (“ODEPREV”). In addition to sponsoring different private pension plans, the Company has approximately 800 employees who do not participate in Company–sponsored pension plans, as no new benefits have been granted to employees since the inception of the Company. The Company’s management ceased to provide benefits to new employees in order to devise a single, legitimate solution for all participants, with a view to protecting the plan participants’ financial assets.

Experts engaged by the Company recommended that ODEPREV be the only supplementary pension plan entity sponsored by the Company. Furthermore, employees who do not participate in the PETROS and PREVINOR plans were offered the opportunity to join the ODEPREV plan, retroactively to August 16, 2002.

In early June 2005, the Company communicated to PETROS and PREVINOR its intended withdrawal as a sponsor, effective as of June 30, 2005. With regard to PETROS, the Company is completing the calculation of mathematical reserves of participants that define potential requirements of contribution by the Company to cover previous pension commitments. Following the completion of actuarial calculations, the proposed withdrawal as a sponsor will be submitted for the approval of the National Superintendency for Supplementary Pension Plans, a Social Security Ministry department in charge of regulating and inspecting private pension plans. To support the above–mentioned potential contribution, the Company recorded a provision of R$ 58.6 in long–term liabilities. During 2005, the Company’s contributions to PETROS totaled R$ 2.8 (2004 – R$ 6.2), while employees’ contributions amounted to R$ 1.8 (2004 – R$ 3.5).

During 2005, the Company’s contributions to PREVINOR totaled R$ 0.6 (2004 – R$ 1.2), while participants’ contributions amounted to R$ 0.4 (2004 – R$ 0.7). At December 31, 2005, there were only 12 participants in the defined benefit plan.

Benefits to retired employees and pensioners will continue to be paid on a regular basis up to completion of the process.

(a) ODEPREV

The Company has a defined–contribution plan for its employees. The plan is managed by ODEPREV–Odebrecht Previdência which is sponsored by Odebrecht as a closed private pension entity. ODEPREV offers participating employees of the sponsoring companies the Optional Plan, a defined–contribution plan, under which monthly and periodic participant contributions and annual and monthly sponsor contributions are accumulated and managed in individual retirement savings accounts.

The Board of Trustees of ODEPREV defines each year, in advance, the parameters for contributions to be made by the participants and the sponsoring companies. With regard to the payment of benefits under the Optional Plan, the obligation of ODEPREV is limited to the total value of the quotas held by its participants and, to comply with the regulations for a defined–contribution plan, it will not be able to require any obligation or responsibility on the part of the sponsoring company to assure minimum levels of benefits to the participants who retire.

Currently, the active participants in ODEPREV total 2,131 (2004 –1,133).

During 2005, sponsor’s and employees’ contributions to ODEPREV amounted to R$ 4.6 (2004 – R$ 2.4) and R$ 9.3 (2004 – R$ 5.8), respectively.

Braskem S.A. and its Subsidiaries

Notes to the Consolidated Financial Statements—(Continued)

at December 31, 2005, 2004 and 2003

All amounts in millions of reais, unless otherwise indicated

(b) PETROS

At December 31, 2005, jointly-controlled companies Copesul and Petroflex take part in the defined benefit plan for employees managed by PETROS. The main objectives of the plan are to: (i) supplement retirement benefits provided by the Government; and (ii) implement social assistance programs with the support of the sponsoring companies. The sponsoring companies and their employees pay monthly contributions to PETROS based on the employees’ compensation.

In accordance with CVM Deliberation Nº 371, which approved NPC Nº 26 of IBRACON—“Accounting for Employee Benefits”, the subsidiaries carried out the actuarial valuation of the plans and, accordingly, recorded actuarial liabilities in long-term liabilities.

The amounts of the jointly-controlled plans are as follows:

	2005	2004
Present value of actuarial liabilities	197.4	175.5
Fair value of asset plans at year end	198.0	164.8

	(0.6)	10.7

Actuarial liabilities	(0.6)	10.7
Actuarial liabilities provided for	6.6	6.1

Unrecognized actuarial gains (losses)	(7.2)	4.6

Actuarial assumptions at the balance sheet date (expressed as weighted average) are:

Type of plan	Defined benefits (nominal rates)
Discount rate	11.0% per annum
Expected return rate on assets	11.0% per annum
Future salary raises	0% per annum
Inflation	5% per annum

Contributions to PETROS by Copesul and Petroflex at December 31, 2005, amounted to R$ 1.1 and R$ 2.2 (2004 – R$ 0.3 and R$ 2.0), respectively.

29  Raw Material Purchase Commitments

The Company has contracts for consumption of electric energy by its industrial plants located in the States of Alagoas, Bahia and Rio Grande do Sul. The minimum annual commitment under these contracts amounts to R$ 102.3.

The Company purchases ethylene and propylene from Copesul for its units in the Southern Petrochemical Complex, under a contract that expires in 2014. The minimum annual purchase commitment corresponds to 268,200 metric tons of ethylene and 262,200 metric tons of propylene. Based upon the market prices at December 31, 2005, this commitment was R$ 1,171.6 (unaudited). If the Company does not acquire the minimum volume, it must pay 40% of the current price of the amount not purchased. Based on 40% of prices charged as of December 31, 2005, the amount was R$ 468.6 (unaudited).

Braskem S.A. and its Subsidiaries

Notes to the Consolidated Financial Statements—(Continued)

at December 31, 2005, 2004 and 2003

All amounts in millions of reais, unless otherwise indicated

Braskem purchases naphtha under contracts establishing a minimum annual purchase volume equivalent to R$ 4,559.5 (unaudited), based on market prices as of December 31, 2005.

30  Subsequent events

(a) Acquisition of common and preferred shares of Politeno

On April 4, 2006, Braskem signed an agreement to increase its interest in Politeno to 100% of the voting share capital and 96.2% of the total share capital.

A portion of the purchase price for these shares in an aggregate amount of the real-equivalent of U$111.3 million was paid on April 6, 2006. The remainder of the purchase price will be calculated based on an “earn-out” formula that will take into account Politeno’s operating performance, measured by fluctuations in polyethylene and ethylene margins in the Brazilian petrochemical market during 18 months following the execution date of this agreement.

(b) Repurchase of shares program

On May 4, 2006, the board of directors authorized a repurchase of shares program, under which the Company may repurchase up to 13,896,133 class A preferred shares and up to 1,400,495 common shares. The Company is authorized to purchase these shares at market prices at the São Paulo Stock Exchange until October 31, 2006. Repurchased shares may be held in treasury and may be subsequently resold or cancelled.

(c) Merger of Polialden

The Extraordinary General meeting, held on May 31, 2006, approved the legal merger of Polialden into Braskem.

(d) Adoption of new accounting practices

Beginning January 1, 2006, in accordance with IBRACON Technical Interpretation 01/2006, we recorded all programmed maintenance shutdown expenses in property, plant and equipment, as “Machinery, equipment and facilities”. Such expenses occur at scheduled intervals from one to six years and are depreciated to production cost until the beginning of the next maintenance shutdown. In addition, the retrospective effects of depreciation with the adoption of this interpretation will be recognized in shareholders’ equity. Accordingly, for periods ending after January 1, 2006, we will reclassify the amount of R$356.1 million from deferred charges to property, plant and equipment, and recognize the amount of R$164.9 million in shareholders’ equity.

31  Summary of Principal Differences Between Brazilian GAAP and U.S. GAAP

(a) Presentation of financial information

As described in Note 2, the Company has elected to use the consolidated financial statements prepared in accordance with Brazilian GAAP and expressed in reais as its primary financial statements, for the purposes of filling under the U.S. Securities Act of 1934.

A summary of the Company’s principal accounting policies that differ significantly from U.S. GAAP is set forth below.

Braskem S.A. and its Subsidiaries

Notes to the Consolidated Financial Statements—(Continued)

at December 31, 2005, 2004 and 2003

All amounts in millions of reais, unless otherwise indicated

(b) Supplementary inflation restatement in 1996 and 1997 for U.S. GAAP

Under Brazilian GAAP, inflation accounting was discontinued effective January 1, 1996. Prior to that date, Brazilian GAAP statements included indexation adjustments which partially accounted for the effect of inflation on property, plant and equipment, investments, deferred charges (together denominated “permanent assets”) and shareholders’ equity, and reported the net charge or credit in the statement of operations. However, under U.S. GAAP Brazil ceased to be treated as a highly inflationary economy only as from January 1, 1998. Accordingly the financial information for purposes of U.S. GAAP should include additional inflation restatement adjustments for 1996 and 1997 made by applying the General Price Index increased by 9.3% in 1996 and 7.5% in 1997.

For purposes of the U.S. GAAP reconciliation, shareholders’ equity under U.S. GAAP was increased by R$ 721.8 and R$ 761.7, at December 31,2005 and 2004, respectively, due to the additional inflation restatement adjustments, net of depreciation. These amounts generated increases in depreciation charges of R$ (39.9), R$ (37.3) and R$ (33.2) in 2005, 2004 and 2003 respectively.

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

(ii) Impairment

Under Brazilian GAAP, companies are required to determine if operating income is sufficient to absorb the depreciation or amortization of long-lived assets in order to assess potential asset impairment. In the event of such operating income is insufficient to recover the depreciation, the assets, or groups of assets, are written down to recoverable values. In the event of a planned substitution of assets prior to the end of the original estimated useful life of the asset, depreciation of such asset is accelerated to ensure that the asset is depreciated according to the estimated net realizable values at the estimated date of substitution.

Under U.S. GAAP, Statement of Financial Accounting Standard (“SFAS”) Nº 144, “Accounting for the Impairment of Disposal of Long-Lived Assets”, requires companies to evaluate the carrying value of long-lived assets to be held and used, and for long-lived assets to be disposed off, when events and circumstances require such a review. The carrying value of long-lived assets is considered impaired when the anticipated undiscounted cash flow from identified asset groups, representing the lowest level for which identifiable cash flow are largely independent of the cash flows of other groups of assets, is less than their carrying value. In that event, a loss is recognized based on the amount by which the carrying value exceeds the fair value of the assets or discounted cash flows generated by the assets. There is no impairment recorded for U.S. GAAP purposes at December 31, 2005.

(d) Deferred charges and other intangible assets

Brazilian GAAP permits deferral of expenses, major overhaul costs, pre-operating expenses incurred in the construction or expansion of a facility before the facility begins operations, research and development expenditure and other items listed in Note 14.

Braskem S.A. and its Subsidiaries

Notes to the Consolidated Financial Statements—(Continued)

at December 31, 2005, 2004 and 2003

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

For purposes of the U.S. GAAP reconciliation, deferred charges adjustments, net under U.S. GAAP amounted to R$ 87.9, R$ (142.9) and R$ 7.5 in 2005, 2004 and 2003, respectively.

Under U.S. GAAP all research and development costs are expensed as incurred and recorded in the statement of operations within general and administrative expense whereas certain of such costs are capitalized deferred charges under Brazilian GAAP. Expenditure on research and development totaled R$ 47.2, R$ 59.2 and R$ 35.5, for the years ended December 31, 2005, 2004 and 2003, respectively.

A reconciliation of the net adjustments to net income for all three years presented is set forth in the following table:

	2005	2004	2003
Expense of deferred charges under U.S. GAAP
Pre-operating expenses	(1.0)	(13.6)	(0.2)
Organization and implementation expenses	(33.7)	(116.3)	(29.9)
Expenditures for structured operations	(4.3)	(86.8)	(33.3)
Research and development	(0.7)	(13.1)	(0.1)
Other	—	(6.6)	(6.6)

	(39.7)	(236.4)	(70.1)

Reversal of amortization of deferred charges under Brazilian GAAP
Pre-operating expenses	6.4	44.7	12.9
Organization and implementation expenses	67.1	11.4	20.8
Expenditures for structures operations	49.2	33.8	10.3
Research and development	4.2	6.0	8.6
Goodwill	—	—	5.1
Other	0.7	(2.4)	19.9

	127.6	93.5	77.6

	87.9	(142.9)	7.5

(e) Business combinations and goodwill

Under Brazilian GAAP, goodwill arises from the difference between the amount paid and the Brazilian GAAP book value (normally also the tax basis) of the net assets acquired. Goodwill is generally justified on the difference between the book value and the market value of assets acquired and/or based on expectation of future profitability and is amortized over the remaining useful lives of the assets or up to 10 years, respectively. Negative goodwill arises under Brazilian GAAP when the book value of assets acquired exceeds the purchase consideration. Negative goodwill is amortized in up to over 10 years after the related investment other than non-temporary has been legally merged. Goodwill in a subsidiary subsequently merged into its parent is reclassified to deferred charges, or property, plant and equipment.

Braskem S.A. and its Subsidiaries

Notes to the Consolidated Financial Statements—(Continued)

at December 31, 2005, 2004 and 2003

All amounts in millions of reais, unless otherwise indicated

Under U.S. GAAP, fair values are assigned to acquired assets and liabilities in business combinations, including intangible assets. The residual of consideration paid over the fair value of assets and liabilities is recorded as goodwill. Upon the adoption of SFAS Nº 142, “Goodwill and Other Intangible Assets”, as from January 1, 2002 goodwill is no longer amortized but is instead assigned to an entity’s reporting units and tested for impairment at least annually. Goodwill is not recorded on transactions between parties under common control; instead the difference between consideration and book value of the net assets acquired is recorded as a capital distribution or contribution. Under U.S. GAAP, goodwill generated after July 1, 2001 is not being amortized in 2001 and no goodwill amortization is recorded as from 2002.

(i) Goodwill

The differences in relation to Brazilian GAAP arise principally from (i) non-recognition of goodwill arising from transactions between parties under common control under U.S. GAAP (Note 31(g)); (ii) valuation of assets and liabilities acquired at their fair value at the date of acquisition; and (iii) difference between goodwill calculated under U.S. GAAP and under Brazilian GAAP.

These balances can be summarized as follows:

	2005	2004
US GAAP Goodwill balance (*)	450.5	829.5
US GAAP Fair Market Value adjustment	299.5	328.2
Reversal of Brazilian GAAP business combinations effect (**)	(805.2)	(1.248.4)

	(55.2)	(90.7)

(*)	The US GAAP Goodwill balance reduced due the impairment charge of 373.8 related to Politeno.
(**)	Includes Brazilian GAAP goodwill, net of negative goodwill among other items.

For Brazilian GAAP purposes, the balance of goodwill at December 31, 2005 was R$ 873.6 (2004 – 1,018.7, net of the amount of the R$ 801.2 reclassified to property, plant and equipment and deferred charges), which is being amortized to income over a period of up to 10 years for items reclassified to deferred charges, or the remaining useful lives of the underlying assets, for the items reclassified to property, plant and equipment. Negative goodwill at December 31, 2005 was R$ 87.9 (2004 – R$ 93.2).

Under U.S. GAAP, the net balance of goodwill at December 31, 2005 was R$ 450.5 (2004 – R$ 829.5). For purposes of U.S. GAAP reconciliation, goodwill and negative goodwill amortization under Brazilian GAAP have been reversed and amounted to R$ 152.5 in 2005, R$ 152.7 in 2004 and R$ 256.0 in 2003.

(ii) Impairment

For purposes of U.S. GAAP, goodwill impairment is determined using a two-step process. The first step of the goodwill impairment test is to identify a potential impairment by comparing the fair value of a reporting unit with its carrying amount, including goodwill. The estimates of fair value of a reporting unit, are determined using a discounted cash flow analysis. A discounted cash flow analysis requires one to make various judgmental assumptions including assumptions about future cash flows, growth rates and discount rates. The assumptions about future cash flows and growth rates are based on the Company’s budget and business plans. Discount rate assumptions are based on an assessment of the risk inherent in the respective reporting units. If the carrying amount of a reporting unit exceeds its fair value, the second step of the goodwill impairment test is performed to measure the amount of impairment loss, if any.

Braskem S.A. and its Subsidiaries

Notes to the Consolidated Financial Statements—(Continued)

at December 31, 2005, 2004 and 2003

All amounts in millions of reais, unless otherwise indicated

The second step of the goodwill impairment test compares the implied fair value of the reporting unit’s goodwill with the carrying amount of that goodwill. If the carrying amount of the reporting unit’s goodwill exceeds the implied fair value of that goodwill, an impairment loss is recognized in an amount equal to that excess. The implied fair value of goodwill is determined in the same manner as the amount of goodwill recognized in a business combination.

Under Brazilian GAAP, goodwill is analyzed in relation to its future recovery based on total estimated future profitability and discounted cash flows are not used. No impairment has been recorded for Brazilian GAAP purposes.

The Company performed its annual impairment review for goodwill and recorded a charge for purposes of reconciliation of R$ 373.8 at December 31, 2005 as Operating Income in the condensed consolidated statement of operations. This impairment charge reflects the impact of the decrease in market conditions of its investment in Politeno, included in the column “U.S. GAAP” in the segment footnote (Note 31(u)).

(f) Effects of U.S. GAAP adjustments on equity investees

Under BR GAAP the equity investees, Cetrel, Copesul and Petroflex are proportionally consolidated according to CVM 247/96. Under U.S. GAAP such equity investees are accounted under the equity method.

For purposes of the U.S. GAAP reconciliation, the effects in the statement of operations of U.S. GAAP adjustments on equity investees amounted to R$ (46.5), R$ (92.2) and R$ (44.8) in 2005, 2004 and 2003, respectively.

(g) Transactions giving rise to distributions to and contribution from shareholders under U.S. GAAP

Transactions between parties under common control gave raise to goodwill under Brazilian GAAP which is treated as capital distributions and contributions under U.S. GAAP:

	2005	2004
Acquisition of ESAE and related transactions	(363.2)	(363.2)
OPP PP transactions	(1,814.6)	(1,814.6)
Contributions from shareholders	400.6	400.6

Total	(1,777.2)	(1,777.2)

Braskem S.A. and its Subsidiaries

Notes to the Consolidated Financial Statements—(Continued)

at December 31, 2005, 2004 and 2003

All amounts in millions of reais, unless otherwise indicated

Acquisition of ESAE and Related Transactions

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

Investment Acquired	Purchase Price	Value of Investments	Goodwill	Capital Distribution
30.99% of Politeno	739.4	141.9	373.8	223.7
42.64% of Polialden	658.4	157.3	387.8	113.3

Subtotal (100% of Braskem Participações)	1,397.8	299.2	761.6	337.0
100% of Proppet	51.1	10.6	14.3	26.2

	1,448.9	309.8	775.9	363.2

Under U.S. GAAP, the total payment of R$ 1,448.9 made in the acquisition of ESAE and related transactions is divided into payments made to third parties and payments made to companies under common control as follows:

	Common control transactions			Third party transactions
	Payment made	Book value	Capital distribution	Purchase price	Fair value of net assets	Goodwill
100% of Braskem Participações	381.1	44.1	337.0	1,016.7	255.1	761.6
100% of Proppet	39.1	12.8	26.2	12.0	(2.3)	14.3

	420.2	56.9	363.2	1,028.7	252.8	775.9

Nova Camaçari acquired Braskem Participações through the acquisition of the entire share capital of ESAE and Intercapital and the acquisition of an 11.76% direct interest in Conepar. Nova Camaçari acquired Intercapital for total consideration of R$ 445.0, of which R$ 381.0 was paid to members of the Odebrecht Group and the remaining R$ 64.0 was paid to members of the Mariani Group (Pronor Petroquímica S.A. and Companhia Brasileira de Poliolefinas). The net assets acquired from the Odebrecht Group were valued at a carryover basis of R$ 12.8, while the net assets acquired from the Mariani Group were valued at fair value of R$ 16.1.

(i) OPP PP Transaction

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

Braskem S.A. and its Subsidiaries

Notes to the Consolidated Financial Statements—(Continued)

at December 31, 2005, 2004 and 2003

All amounts in millions of reais, unless otherwise indicated

The fair value of the stock issued by the Company for the acquisition of OPP PP was R$ 1,268.4 on August 16, 2002. At that time OPP PP had a negative carryover book basis of R$ 546.2 under U.S. GAAP, resulting in a capital distribution of R$ 1,814.6 under U.S. GAAP. The Company adjusted the Brazilian GAAP shareholders’ equity to reflect the U.S. GAAP capital distribution of R$ 1,814.6 and made corresponding adjustments to deferred charges, property, plant and equipment and goodwill recorded in investments. At December 31, 2005, the residual balances within deferred charges of R$ 513.6 was represented by cost R$ 875.4 and accumulated amortization of R$ 361.8.

(ii) Contributions from shareholders

Under Brazilian GAAP, the acquisition of 46.4% of minority interests of Trikem, as described in Note 1(b(iii)), was undertaken through exchange of shares, and accounted for on that basis. Under U.S. GAAP, the difference between the book and the fair value of the shares issued was recorded as additional paid in capital. Accordingly, during 2004, this transaction generated a contribution from shareholders amounting to R$ 339.4.

Also, during 2004, the Company acquired minority interests of Polialden utilizing shares held in treasury, as described in Note 1(b(vi)). Under U.S. GAAP, the difference between the book value and the market value of the shares amounting to R$ 46.5 was recorded as additional paid in capital.

(h) Guarantees

The fair value of guarantees is initially determined by consideration of data in observable markets, comparable transactions and the utilization of probability-weighted discounted net cash flow models.

The Company has directly guaranteed debt obligations under agreements with third parties related to an equity affiliate. At December 31, 2005, the Company had directly guaranteed R$ 16.7 relating to guarantees of certain obligations and liabilities of Petroflex Indústria e Comércio S.A. This represents the maximum potential amount of future (undiscounted) payments that the company could be required to make under the guarantees. In addition the Company has some commitments regarding purchase agreements as stated in the Note 29.

The fair value of the guarantees that have been issued or modified since the company’s adoption of FASB Interpretation Nº 45 on January 1, 2003, is not material. As of December 31, 2005, the liabilities recorded for these obligations were not material.

(i) Pension plan

In determining the pension and other post-retirement benefit obligations for Brazilian GAAP purposes, Brazilian Accounting Standard NPC 26 is effective for financial statements beginning with the year ended December 31, 2001. As permitted by NPC 26, the transitional obligation, which is the difference between a plan’s net assets and the projected benefit obligation at that date, was fully recognized as a direct charge to retained earnings. After January, 2002 under U.S. GAAP, SFAS Nº 87, “Employer’s Accounting for Pensions”, is effective for fiscal years beginning after 1988. As from such date, when an initial transition obligation determined based on an actuarial valuation is recognized, actuarial gains and losses, as well as unexpected variations in plan assets and the projected benefit obligation and the effects of amendments, settlements and other events, would be recorded in accordance with these standards and therefore result in deferral differences. Through 1997, these amounts were treated as non-monetary and were indexed for inflation. U.S. GAAP also requires recognition of an additional minimum liability. Unrecognized actuarial gains and losses are amortized either over the estimated future service period of employees or over the estimated remaining period until the plan final settlement, whichever the less.

Braskem S.A. and its Subsidiaries

Notes to the Consolidated Financial Statements—(Continued)

at December 31, 2005, 2004 and 2003

All amounts in millions of reais, unless otherwise indicated

Although the calculation of the funded status is the same since December 31, 2001, differences arise on (i) actuarial gains and losses as there is initially no actuarial gain or loss at December 31, 2001, (ii) recognition of the initial transition obligation and (iii) the minimum liability under U.S. GAAP.

Based on the report of the Company’s independent actuaries, the funded status and amounts recorded in the U.S. GAAP condensed balance sheet as at December 31, 2005 and 2004 and the condensed statement of operations for 2005, 2004 and 2003 for our pension obligations to retirees in accordance with SFAS Nº 132, “Employer’s Disclosures About Pensions and Other Post-Retirement Benefits”, as amended, are as follows:

	2005	2004
Change in benefit obligation
Net projected benefit obligation at beginning of year	(336.2)	(305.2)
Service cost	(3.7)	(7.5)
Interest cost	(19.0)	(33.3)
Curtailment	11.5	—
Actuarial loss	(79.3)	(11.5)
Gross benefits paid	11.2	21.3

Net projected benefit at end of year	(415.5)	(336.2)

Accumulated benefit obligation at end of year	415.5	324.7

Change in plan assets
Fair value of plan assets at beginning of year	289.5	235.2
Actual return on plan assets	76.8	66.6
Employer contributions	3.0	5.4
Employee contributions	2.0	3.6
Gross benefits paid	(11.2)	(21.3)

Fair value of plan assets at end of year	360.1	289.5

Prepaid pension cost
Unfunded status at end of year	(55.3)	(46.7)
Unrecognized net actuarial gain	65.2	84.5

Prepaid pension cost	9.9	37.8

Additional minimum pension liability
Prepaid pension cost	9.9	37.8
Additional amount recognized in shareholders equity	(65.2)	(73.0)

Minimum pension liability	(55.3)	(35.2)

Weighted-average assumptions as of December 31 (%)
Discount rate	11.0	11.0
Expected return on plan assets	11.0	11.0
Rate of compensation increase	0	7.0
Projected annual inflation rate (added to the above percentages)	5.0	5.0

Braskem S.A. and its Subsidiaries

Notes to the Consolidated Financial Statements—(Continued)

at December 31, 2005, 2004 and 2003

All amounts in millions of reais, unless otherwise indicated

The charge in the statement of operations is comprised as follows:

	2005	2004	2003
Components of net periodic benefit cost (credit)
Service cost	(3.7)	7.5	4.6
Interest cost	(19.0)	33.3	14.1
Expected return on assets	16.0	(25.9)	(11.5)
Amortization of unrecognized actuarial losses	(22.4)	5.1	(2.6)
Employee contributions	(2.0)	(3.6)	(2.7)

Total net periodic benefit cost (credit)	(31.1)	16.4	1.9

	%
	Range of Allocation for 2006	Range of Allocation for 2005
Investments targets and composition of plan assets
Equity securities	20.0 to 30.0	23.1
Real estate	2.5 to 4.5	4.2
Fixed income	55.0 to 74.0	68.9
Loans	3.0 to 6.0	3.8

In June 2005, the Company communicated to its employees the permanent suspension of the defined benefit plan effective on June 30, 2005.

As a result, the Company recorded a curtailment gain of R$ 11.5 million which was recorded as a reduction of the unrecognized actuarial losses. Settlement requires approval of the Secretariat for Complementary Pension and unrecognized actuarial losses are being amortized, since July 2005, over the expected period to final approval which is shorter than the remaining service life of the active employees.

(j) Earnings per share

Under Brazilian GAAP, net income or loss per share is calculated based on the number of shares outstanding at the balance sheet date retroactively restated for the 20-for-one share split in October 2003 for all periods. Information is disclosed per lot of one thousand shares, because generally this is the minimum number of shares that can be traded on the Brazilian stock exchanges.

Under U.S. GAAP, because the preferred and common shares have different voting and liquidation rights, basic and diluted earnings per share have been calculated using the “two-class” method, pursuant to SFAS Nº 128, “Earnings per Share”, which provides computation, presentation and disclosure requirements for earnings per share. The two-class method is an earnings allocation formula that determines earnings per share for preferred and common shares according to the dividends to be paid as required by the Company’s by-laws and participation rights in undistributed earnings. Basic earnings per common share are computed by dividing net income by the weighted-average number of common and preferred shares outstanding during the year.

Braskem S.A. and its Subsidiaries

Notes to the Consolidated Financial Statements—(Continued)

at December 31, 2005, 2004 and 2003

All amounts in millions of reais, unless otherwise indicated

The table below presents the determination of U.S. GAAP net income available to common and preferred shareholders and weighted average common and preferred shares outstanding used to calculate basic and diluted earnings per share for each of the years presented under U.S. GAAP.

All references to the number of preferred and common shares and per share amounts have been restated to give retroactive effect to the May 2005 share reverse split for all periods presented.

	December 31, 2005
	Common Share	Class A Preferred Shares	Class B Preferred Shares	Total
Basic numerator – undiluted
Minimum 6% dividend	68.1	135.5	0.5	204.1
Undistributed earnings allocation	178.1	354.9	—	533.0

Total undistributed earnings	246.2	490.4	0.5	737.1

Weighted average numbers of shares
Basic	120.9	240.9	0.8	362.6
Diluted	142.1	290.5	—	432.6

Basic earnings per thousand outstanding shares – (whole reais) - R$	2.04	2.04	0.63

Effects of conversion	(0.10)	(0.10)

Diluted earnings per thousand shares – (whole reais) - R$	1.94	1.94

	December 31, 2004
	Common Share	Class A Preferred Shares	Class B Preferred Shares	Total
Basic numerator – undiluted
Minimum 6% dividend	68.2	135.5	0.5	204.2
Undistributed earnings allocation	228.7	454.9	—	683.6

Total undistributed earnings	296.9	590.4	0.5	887.8
Weighted average numbers of shares
Basic	107.4	208.7	0.9	317.0
Diluted	126.5	263.4	—	389.9

Basic earnings per thousand outstanding shares – (whole reais)—R$	2.77	2.83	0.56

Effects of conversion	(0.23)	(0.29)

Diluted earnings per thousand shares – (whole reais)—R$	2.54	2.54

Braskem S.A. and its Subsidiaries

Notes to the Consolidated Financial Statements—(Continued)

at December 31, 2005, 2004 and 2003

All amounts in millions of reais, unless otherwise indicated

	December 31, 2003
	Common Share	Class A Preferred Shares	Class B Preferred Shares	Total
Basic numerator – undiluted
Minimum 6% dividend	42.0	70.9	0.4	113.3
Undistributed earnings allocation	98.5	166.3	—	264.8

Total undistributed earnings	140.5	237.2	0.4	378.1
Weighted average numbers of shares
Basic	99.9	173.1	0.9	273.9
Diluted	117.1	276.9	—	394.0

Basic earnings per thousand outstanding shares – (whole reais)—R$	1.41	1.37	0.44

Effects of conversion	(0.21)	(0.17)

Diluted earnings per thousand shares – (whole reais)—R$	1.20	1.20

(k) Comprehensive income

Under Brazilian GAAP, the concept of comprehensive income is not recognized.

Under U.S. GAAP, SFAS Nº 130, “Reporting Comprehensive Income”, requires the disclosure of comprehensive income. Comprehensive income is comprised of net income and other comprehensive income that include charges or credits directly to equity which are not the result of transactions with owners. For Braskem, the components of comprehensive income are its net income or loss and the changes in minimum pension liability (Note 31(z)(iii))).

(l) Capital issuance costs

Under BR GAAP, costs of issuance of equity securities are accounted as deferred charges in the balance sheet.

Under U.S. GAAP, according to SEC Accounting Bulletin Topic 5— “Miscellaneous Accounting”, specific incremental costs directly attributable to a proposed or actual offering of securities may properly be deferred and charged against the gross proceeds of the offering. At December 31, 2004 the Company had incurred in R$ 58.1 million of capital issuance costs, charged against the gross proceeds of the offering.

(m) Income taxes

Under Brazilian GAAP, according to CVM Deliberation 273/98 and CVM Instruction Nº 371/02, the deferred income tax asset represents the estimated amount to be recovered.

Under U.S. GAAP, deferred taxes are accrued on all temporary tax differences. Deferred tax assets and liabilities are classified as current or long-term based on the classification of the asset or liability underlying the temporary difference. Deferred income tax assets and liabilities in the same tax jurisdiction are netted rather than presented gross.

In addition, under Brazilian GAAP no deferred tax asset is recognized relating to temporary timing differences or income tax losses which are expected to be realized after a period of ten years from the balance

Braskem S.A. and its Subsidiaries

Notes to the Consolidated Financial Statements—(Continued)

at December 31, 2005, 2004 and 2003

All amounts in millions of reais, unless otherwise indicated

sheet date. Under U.S. GAAP there is no limit to the period in which deferred tax assets may be realized and the valuation allowance recognition for Brazilian GAAP purposes at December 31, 2005 in the amount of R$ 20.5 (2004 – R$ 26.8) was reversed for U.S. GAAP purposes.

For purposes of the U.S. GAAP reconciliation, the adjustment for deferred taxes relates to the U.S. GAAP adjustments. Additional income tax (charges) in the reconciliation benefits relating to other U.S. GAAP adjustments were recognized in the statement of operations under U.S. GAAP of R$ 39.9, R$ 48.8 and R$ (20.6) in 2005, 2004 and 2003, respectively.

(n) Tax incentives

Under Brazilian GAAP, the various tax incentives of the Company (in the form of tax reduction or exemption for defined periods) are accounted for directly in a capital reserve account in shareholders’ equity and the period of accomplishment is limited to 10 years.

For U.S. GAAP reconciliation purposes the amount of those incentives has been credited to the statement of operations instead of to a capital reserve.

(o) Revenue recognition

Under Brazilian GAAP, it is acceptable to record sales revenues either at the date of shipment on signing a sales contract or at the date that the product is delivered to and accepted by the customer, although the prevalent practice is to record sales at the date of shipment. In 2003 Braskem changed the practice to the acceptance date, resulting in a reduction of R$ 3.9 in operating profit in 2003, which is being reversed for purposes of reconciliation.

Under U.S. GAAP, and in accordance with SEC Staff Accounting Bulletin Nº 101 and 104, sales are normally recorded when legal title passes to the buyer. In addition, multiple element service contracts are recognized only when certain conditions are met. Accordingly, for U.S. GAAP reconciliation purposes, the Company deferred the gain on multiple element contract with its jointly – controlled company Petroquímica Paulínia, amounting to R$ 3.6 at December 31, 2005.

(p) Consolidation of securitization funds

Under Brazilian GAAP, until the year ended 2003, in respect of the accounting treatment for the Braskem’s trade receivable securitization program, the transfer of receivables to the fund was treated as a sale of receivables and the discount on the sale was immediately recorded in the statement of operations. In August 2004, CVM issued CVM Instruction 408 providing for the inclusion of Special Purpose Entities in the consolidated financial statement of publicly – held companies and therefore those entities have been consolidated in 2004 and 2005. Under U.S. GAAP, in accordance with FASB Interpretation Nº 46 “Consolidation of Variable Interest Entities (revised December 2003)”, trade receivable securitization funds are variable interest entities and have been consolidated in all periods presented. For the year ended December 31, 2003, financial expenses related to the sale of trade receivables to securitization funds totaled R$(0.6).

Braskem S.A. and its Subsidiaries

Notes to the Consolidated Financial Statements—(Continued)

at December 31, 2005, 2004 and 2003

All amounts in millions of reais, unless otherwise indicated

(q) Proportional consolidation of jointly-controlled entities

Under Brazilian GAAP, jointly-controlled entities must be consolidated using the proportional consolidation method. Proportional consolidation requires that the share of the assets, liabilities, income and expenses be combined on a line-by-line basis with similar items in the Company’s financial statements. Under U.S. GAAP, jointly-controlled entities are recorded under the equity method, except that joint ventures for which the principal financial and operational decisions are jointly controlled by all of the entities equity holders are permitted to be proportionally consolidated for U.S. GAAP reconciliation purposes. The pro-rated accounts of our jointly-controlled investees have not been proportionally consolidated in the condensed U.S. GAAP balance sheet and statements of operations, except for those of Politeno and Petroquímica Paulinia which meets the U.S. GAAP joint venture requirements.

The following table presents summarized assets and liabilities of Politeno and Petroquímica Paulínia that are proportionally consolidated in the balance sheet in accordance with U.S. GAAP

	Politeno		Petroquímica Paulinia
	2005	2004	2005
Total current assets	110.3	115.5	4.5
Property, plant and equipment	103.7	107.3	34.9
Total assets	272.5	275.2	39.4
Total current liabilities	55.3	51.8	—
Total long-term liabilities	22.9	17.5	34.9

The following table shows summarized income and expenses and cash flow of Politeno and Petroquímica Paulinia that are proportionally consolidated in the statement of operations in accordance with U.S. GAAP:

	For the Year Ended December 31,
	Politeno			Petroquímica Paulinia
	2005	2004	2003	2005
Statement of operations
Net sales	397.3	379.2	315.8	—
Operating income (loss)	29.1	43.3	35.0	—
Net income	11.9	33.0	30.6	—
Cash flows
Net cash provided by operating activities	31.3	18.0	34.0	—
Net cash used in investing activities	(7.3)	(7.7)	(3.1)	—
Net cash used by financing activities	(23.8)	(13.6)	(29.7)	4.5

Braskem S.A. and its Subsidiaries

Notes to the Consolidated Financial Statements—(Continued)

at December 31, 2005, 2004 and 2003

All amounts in millions of reais, unless otherwise indicated

(r) Classification of statement of operations line items

Under Brazilian GAAP, in addition to the issues noted above, the classification of certain income and expense items is presented differently from U.S. GAAP. We have restated our statement of operations under Brazilian GAAP to present a condensed statement of operations in accordance with U.S. GAAP (Note 31(z)(ii)). The reclassifications are summarized as follows:

(i)	Under Brazilian GAAP discounts granted are classified as financial expenses. Under U.S. GAAP are classified as deductions of sales;

(ii)	Interest income and interest expense, together with other financial charges, are displayed within operating income in the statement of operations presented in accordance with Brazilian GAAP. These amounts have been reclassified to non-operating income and expenses in the condensed statement of operations in accordance with U.S. GAAP;

(iii)	Under Brazilian GAAP, gains and losses on the disposal or impairment of permanent assets are classified as non-operating income (expense). Under U.S. GAAP, gains and losses on the disposal or impairment of property, plant and equipment are classified as an adjustment to operating income;

(iv)	Under Brazilian GAAP, charges arising from provision for contingencies are presented in a single line item in operating expense. Under U.S. GAAP, provisions for contingencies are recorded in the statement of operations based on the type of contingency;

(v)	Under Brazilian GAAP equity in income of associated companies are included in operating income. Under U.S. GAAP equity in the income of associated companies is recorded net of income taxes after income taxes;

(vi)	Under Brazilian GAAP, foreign exchange gains and losses may be recorded as financial income or expenses. Under U.S. GAAP foreign exchange gains and losses are recorded as financial income and expenses, respectively; and

(vii)	Under Brazilian GAAP shipping and handling costs are deducted from gross revenues, whereas under U.S. GAAP such costs are included in cost of sales.

(s) Classification of balance sheet line items

Under Brazilian GAAP, the classification of certain balance sheet items is presented differently from U.S. GAAP. We have restated our consolidated balance sheet under Brazilian GAAP to present a condensed consolidated balance sheet in accordance with U.S. GAAP (Note 31(z)(i)). The reclassifications are summarized as follows:

(i)	Under U.S. GAAP, certain deferred charges were reclassified to property, plant and equipment and others, directly to expense, and goodwill on legally merged companies within deferred charges are reclassified to goodwill accordingly to their nature;

(ii)	Under U.S. GAAP, certain property, plant and equipment were reclassified to intangible assets, according to their nature;

(iii)	Under Brazilian GAAP advances to suppliers of raw materials and maintenance material are classified as inventories, such advances are classified as advances to suppliers under U.S. GAAP;

(iv)	Under Brazilian GAAP, restricted cash equivalents are recorded based on the liquidity of the asset whereas under U.S. GAAP restricted assets are classified based on the classification of the related liability that has caused the restriction.

Braskem S.A. and its Subsidiaries

Notes to the Consolidated Financial Statements—(Continued)

at December 31, 2005, 2004 and 2003

All amounts in millions of reais, unless otherwise indicated

(v)	Under Brazilian GAAP, according to “Normas e Procedimentos de Contabilidade Nº 20”—“Cash flow statement” cash and cash equivalents consist principally of highly liquid cash deposits and marketable securities, but there is no requirement that there is insignificant potential changes in value because of interest rate change nor is there a maximum 90 day original period to maturity. Under U.S. GAAP, the Company’s minority owned independently controlled investment funds are considered to be subject to potential risk of change in value due to changes in interest rates or have underlying securities with original maturities greater than 90 days. Therefore, under U.S. GAAP, such funds were classified under short term investments trading securities in the balance sheet. At December 31, 2005, the balance of such funds was R$ 1,603.9 (2004 – R$ 1,297.6). Taking into consideration these reclassifications, the net cash provided by operating activities in the statements of cash flows under U.S. GAAP at December 31, 2005, 2004 and 2003 would be R$ 1,368.1, R$ 711.1 and R$ 596.9;

(vi)	Under Brazilian GAAP, investments in equity investees intended for sale are classified as long-term investments whereas under U.S. GAAP they are classified as investments in equity investees;

(vii)	Under Brazilian GAAP fair market value of derivative financial instruments are classified as a reduction to the underlying debt. Under U.S. GAAP they are classified as fair market value of derivative of financial instruments; and

(viii)	Under Brazilian GAAP, pursuant to CVM Deliberation Nº 489/05, the Company states contingent liabilities net of the corresponding judicial deposits. According to U.S. GAAP, judicial deposits were fully stated in long-term receivables.

(t) Dividends

Under Brazilian GAAP, the Company’s executive officers proposed a dividend distribution from earnings, which has been recorded. Under U.S. GAAP, the amount of dividends exceeding the minimum mandatory dividend is not deemed declared before the distribution is approved by the shareholders. For purposes of reconciliation, the Company has excluded the amount which exceeded the minimum mandatory dividend amounting to R$ 55.7 at December 31, 2005.

Under Braskem’s by laws, interest on own capital may be declared and paid upon authorization of the Board of Directors.

(u) Segment reporting

Under Brazilian GAAP, there is no obligation to present disaggregated information with respect to the business segments of an enterprise.

Under U.S. GAAP, SFAS Nº 131, “Disclosures About Segments of an Enterprise and Related Information”, requires that public enterprises disclose certain information about segments on the basis that top management uses to allocate resources among segments and evaluate their performance.

Braskem has the following business segments:

•	Basic Petrochemicals—comprising basic petrochemical production activities and supply of electricity, steam and compressed air to second generation producers. This segment is dependent on Petrobras for supply of raw material.

•	Polyolefins—comprising activities related to the production of polyethylene and polypropylene.

Braskem S.A. and its Subsidiaries

Notes to the Consolidated Financial Statements—(Continued)

at December 31, 2005, 2004 and 2003

All amounts in millions of reais, unless otherwise indicated

•	Vinyls—comprising activities related to the production of PVC, caustic soda and chlorine. One client represents 10.2%, 14.1% and 11.4% of Vinyl revenues for the years ended December 31, 2005, 2004 and 2003, respectively.

•	Business Development—comprises activities related to the production of other second generation petrochemical products. One client represents 22.6%, 27.6% and 30.9% of Business Development revenues for the years ended December 31, 2005, 2004 and 2003, respectively.

The Company evaluates and manages segment performance based on information generated from its statutory accounting records maintained in accordance with accounting practices adopted in Brazil and reflected in its consolidated financial statements. However, management evaluates jointly controlled companies under the equity method as the Company does not control these companies. Certain equity investments are not allocated to any segment. Additionally, operating income figures presented in business segment information does not include financial expenses, financial income and investment in associated companies.

Information on total segment assets as at December 31, 2005 and 2004, under Brazilian GAAP, is as follows:

	December 31
	2005	2004
Basic Petrochemicals	5,458.9	6,398.7
Polyolefins	2,827.9	3,266.3
Vinyls	2,116.8	2,282.4
Business Development	547.8	584.8
Other	4,639.4	2,518.2

Total assets	15,590.8	15,050.4

Allocation of investments by business segment was not significant in the periods presented.

Braskem S.A. and its Subsidiaries

Notes to the Consolidated Financial Statements—(Continued)

at December 31, 2005, 2004 and 2003

All amounts in millions of reais, unless otherwise indicated

Information on segment results for 2005, 2004 and 2003 is as follows:

	2005
	Business Segments				Total Segments	Eliminations and Adjustments	Braskem consolidated before CVM 247(*)	CVM 247	Braskem consolidated	U.S. GAAP Differences	U.S. GAAP
	Vinyls	Polyolefins	Basic Petrochemicals	Business Development
Net sales revenue	1,794.1	3,919.0	7,226.7	569.0	13,508.8	(1,894.2)	11,614.6	1,460.5	13,075.1	(1,067.3)	12,007.8
Cost of sales	(1,271.9)	(3,182.8)	(6,138.5)	(552.9)	(11.146.1)	1,827.6	(9,318.5)	(1,043.2)	(10,361.7)	702.9	(9,658.8)

Gross profit	522.2	736.2	1,088.2	16.1	2,362.7	(66.6)	2,296.1	417.3	2,713.4	(364.4)	2,349.0

Operating expenses (income)
Selling and general administrative	89.2	229.0	250.3	18.2	586.7	89.7	676.4	110.7	787.1	(5.5)	781.6
Depreciation and amortization	0.8	6.9	—	0.3	8.0	342.2	350.2	5.4	355.6	(283.7)	71.9
Impairment	—	—	—	—	—	—	—	—	—	373.8	373.8
Other, net	(6.6)	(53.0)	(57.1)	(9.2)	(125.9)	56.1	(69.8)	47.0	(22.8)	13.3	(9.5)

	83.4	182.9	193.2	9.3	468.8	488.0	956.8	163.1	1,119.9	97.9	1,217.8

Operating income	438.8	553.3	895.0	6.8	1,893.9	(554.6)	1,339.3	254.2	1,593.5	(462.3)	1,131.2

(*)	“CVM 247” refers to proportional consolidation under Brazilian GAAP (Note 4) and “Braskem consolidated before CVM 247” includes depreciation at R$ 409.9 within this cost of sales.

Braskem S.A. and its Subsidiaries

Notes to the Consolidated Financial Statements—(Continued)

at December 31, 2005, 2004 and 2003

All amounts in millions of reais, unless otherwise indicated

	2004
	Business Segments				Total Segments	Eliminations and Adjustments	Braskem consolidated before CVM 247(*)	CVM 247	Braskem consolidated	U.S. GAAP Differences	U.S. GAAP
	Vinyls	Polyolefins	Basic Petrochemicals	Business Development
Net sales revenue	1,858.8	3,489.4	6,480.0	620.8	12,449.0	(1,404.8)	11,044.2	1,345.3	12,389.5	(745.4)	11,644.1
Cost of sales	(1,157.1)	(2,523.0)	(5,330.1)	(564.9)	(9,575.1)	1,269.4	(8,305.7)	(917,3)	(9,223.0)	283.0	(8,940.0)

Gross profit	701.7	966.4	1,149.9	55.9	2,873.9	(135.4)	2,738.5	428.0	3,166.5	(462.4)	2,704.1

Operating expenses (income)
Selling and general administrative	80.1	199.1	213.8	24.9	517.9	62.8	580.7	96.3	677.0	173.7	850.7
Depreciation and amortization	0.6	5.9	2.6	0.7	9.8	344.0	353.8	5.9	359.7	(296.0)	63.7
Other, net	(14.9)	(6.3)	(22.2)	(2.6)	(46.0)	10.8	(35.2)	(7.8)	(43.0)	15.8	(27.2)

	65.8	198.7	194.2	23.0	481.7	417.6	899.3	94.4	993.7	(106.5)	887.2

Operating income	635.9	767.7	955.7	32.9	2,392.2	(553.0)	1,839.2	333.6	2,172.8	(355.9)	1,816.9

(*)	“CVM 247” refers to proportional consolidation under Brazilian GAAP (Note 4) and “Braskem consolidated before CVM 247” includes depreciation at R$ 366.7 within this cost of sales.

Braskem S.A. and its Subsidiaries

Notes to the Consolidated Financial Statements—(Continued)

at December 31, 2005, 2004 and 2003

All amounts in millions of reais, unless otherwise indicated

	2003
	Business Segments				Total Segments	Eliminations and adjustments	Braskem consolidated before CVM 247(*)	CVM 247	Braskem consolidated	U.S. GAAP Differences	U.S. GAAP
	Vinyls	Polyolefins	Basic Petrochemicals	Business Development
Net sales	1,371.8	3,386.8	4,765.3	455.3	9,979.2	(788.3)	9,190.9	1,109.3	10,300.2	(845.4)	9,454.8
Cost of sales	(1,007.0)	(2,719.7)	(4,111.5)	(416.8)	(8,255.0)	913.4	(7,341.6)	(883.0)	(8,224.6)	562.1	(7,662.5)

Gross profit	364.8	667.1	653.8	38.5	1,724.2	125.1	1,849.3	226.3	2,075.6	(283.3)	1,792.3

Operating expenses (income)
Selling and general administrative	54.8	139.3	196.0	19.2	409.3	(7.8)	401.5	86.9	488.4	25.0	513.4
Depreciation and amortization	—	0.9	9.0	0.5	10.4	177.8	188.2	5.3	193.5	(179.7)	13.8
Other, net	(3.7)	(2.6)	(51.1)	(10.0)	(67.4)	16.2	(51.2)	(4.3)	(55.5)	3.7	(51.8)

	51.1	137.6	153.9	9.7	352.3	186.2	538.5	87.9	626.4	(151.0)	475.4

Operating income	313.7	529.5	499.9	28.8	1,371.9	(61.1)	1,310.8	138.4	1,449.2	(132.3)	1,316.9

(*)	“CVM 247” refers to proportional consolidation under Brazilian GAAP (Note 4) and “Braskem consolidated before CVM 247” includes depreciation at R$ 309.4 within this cost of sales.

Braskem S.A. and its Subsidiaries

Notes to the Consolidated Financial Statements—(Continued)

at December 31, 2005, 2004 and 2003

All amounts in millions of reais, unless otherwise indicated

	Years Ended December 31
	2005	2004	2003
Domestic sales	10,348.0	9,949.3	7,700.0
Exports from Brazil	2,727.1	2,440.2	2,600.2

Total net sales	13,075.1	12,389.5	10,300.2

Information on the geographical composition of the Company’s sales is as follows:

	Years Ended December 31
	2005	2004	2003
Destination of exports from Brazil
Americas	1,827.2	1,586.1	1,404.1
Far East	327.3	292.8	572.0
Europe	572.6	536.8	520.0
Other	—	24.5	104.1

Total exports	2,727.1	2,440.2	2,600.2

Domestic sales	10,348.0	9,949.3	7,700.0

Total net sales	13,075.1	12,389.5	10,300.2

(v) Recently issued accounting standards

In December 2004, the FASB issued SFAS No. 123 (revised 2004), “Share-based payment”. SFAS No. 123R addresses the accounting for share-based payment transactions in which an enterprise receives employee services in exchange for equity instruments of the enterprise or liabilities that are based on the fair value of the enterprise’s equity instruments or that may be settled by the issuance of such equity instruments. SFAS No. 123R requires an entity to recognize the grant-date fair-value of stock options and other equity-based compensation issued to employees in the income statement. The revised statement generally requires that an entity account for those transactions using the fair-value-based method, and eliminates an entity’s ability to account for share-based compensation transactions using the intrinsic value method of accounting, which was permitted under Statement No. 123, as originally issued. For the Company, SFAS No. 123R is effective for fiscal years beginning after June 15, 2005. Currently, the Company is assessing the application of this statement and the related impact on its consolidated financial statements.

In November 2005, the FASB issued FSP Nos. FAS 115-1 e FAS 124-1, “The meaning of other-than-temporary impairment and its application to certain investments” which sets the determination as to when an investment is considered impaired, whether that impairment is temporary, and the measurement of an impairment loss. The Company is currently evaluating the impact that the application of this new standard will have on its financial statements.

In October 2005, the FASB issued FAS Nº 13-1, “Accounting for rental costs incurred during a construction period” which addresses the accounting for rental costs associated with operating leases that are incurred during a construction period. The Company is currently evaluating the impact that the application of this new standard will have on its financial statements.

In June 2005, the FASB issued SFAS Nº 154, “Accounting Changes and Error Corrections” which sets reporting of a change in accounting principles or errors. The Company does not expect FASB Nº 154 to have a significant impact on its financial position, results of operations or cash flows.

Braskem S.A. and its Subsidiaries

Notes to the Consolidated Financial Statements—(Continued)

at December 31, 2005, 2004 and 2003

All amounts in millions of reais, unless otherwise indicated

In March 2005, the FASB issued FSP FIN 46(R)-5, “Consolidation of Variable Interests Entities” to address whether a reporting enterprise should consider whether it holds an implicit variable interest in a variable interest entity (VIE) or potential VIE when specific conditions exist. The Company does not expect FASB FSP FIN 46(R)-5 to have a significant impact on its financial position, results of operations or cash flows.

In March 2005, the FASB issued FASB Interpretation Nº 47, “Accounting for Conditional Asset Retirement Obligations” which clarifies that the term conditional asset retirement obligations as used in FASB 143, Accounting for Asset Retirement Obligation, refers to a legal obligations to perform an asset retirement activity in which the timing or the method of settlement are conditional on a future event that may or may not be within the control of the entity. The Company does not expect FASB Interpretation Nº 47 to have a significant impact on its financial position, results of operations or cash flows.

In February 2006, the FASB issued FAS 155, “Accounting for certain hybrid financial instruments”, which amends FASB Statements Nº 133, Accounting for Derivative Instruments and Hedging Activities, and FAS 140, Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities. This Statement or solves issues addressed in Statement 133 Implementation Issue Nº D1, “Application of Statement 133 to Beneficial Interests in Securitized Financial Assets”. The Company is currently evaluating the impact that the application of this new standard will have on its financial statements.

In March 2006, the FASB issued FAS 156, “Accounting for Servicing Financial Assets”, which amends FASB Statements Nº 140 “Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities”. This Statement or solves issues addressed in Statement Nº 140 regarding recognition for all servicing financial asset or liability and its measurement methods. The Company is currently evaluating the impact that the application of this new standard will have on its financial statements.

(x) Reconciliation of principal differences between Brazilian GAAP and U.S. GAAP

Net income

			Years Ended December 31
	Reference		2005	2004	2003
Net income under Brazilian GAAP			625.8	687.1	215.1

Depreciation of additional indexation of permanent assets for 1996 and 1997	31	(b)	(39.9)	(37.3)	(33.2)
Capitalized interest	31	(c)	50.3	34.1	34.7
Amortization of capitalized interest	31	(c)	(38.3)	(38.1)	(38.9)
Deferred charges, net	31	(d)	87.9	(142.9)	7.5
Business combination and goodwill adjustments	31	(e)	35.5	382.5	260.1
Pension plan	31	(i)	(27.7)	(20.2)	(2.2)
Tax incentives	31	(n)	52.0	63.7	28.8
Revenue recognition	31	(o)	(3.6)	—	3.9
Consolidation of variable interest entities	31	(p)	—	—	(0.6)
Effects of U.S. GAAP adjustments on equity Investees	31	(f)	(46.5)	(92.2)	(44.8)
Deferred income tax on adjustments above	31	(m)	39.9	48.8	(20.6)
Minority interest on adjustments above			1.7	2.3	(31.7)

Net income under U.S. GAAP			737.1	887.8	378.1

Braskem S.A. and its Subsidiaries

Notes to the Consolidated Financial Statements—(Continued)

at December 31, 2005, 2004 and 2003

All amounts in millions of reais, unless otherwise indicated

Shareholders’ Equity

			December 31
	Reference		2005	2004
Shareholders’ equity under Brazilian GAAP			4,535.8	4,183.7

Additional indexation of permanent assets for 1996 and 1997	31	(b)	1,135.8	1,135.8
Depreciation of additional indexation of permanent assets for 1996 and 1997	31	(b)	(414.0)	(374.1)
Capitalized interest, net	31	(c)	536.3	486.0
Amortization of capitalized interest	31	(c)	(330.9)	(292.6)
Deferred charges, net	31	(d)	(437.0)	(524.9)
Business combination adjustments	31	(e)	(55.2)	(90.7)
Distributions to shareholders	31	(g)	(1,777.2)	(1,777.2)
Capital issuance costs	31	(l)	(58.1)	(58.1)
Pension plan	31	(i)	(14.6)	5.5
Consolidation of variable interest entities	31	(p)	0.7	0.7
Equity investees	31	(f)	(182.8)	(136.3)
Treasury Shares			10.4	10.4
Revenue recognition	31	(o)	(3.6)	—
Reversal of proposed dividends	31	(t)	55.7	—
Deferred income tax adjustments	31	(m)	(62.5)	(102.4)
Minority interest on adjustments above			124.8	123.1

Shareholders’ equity under U.S. GAAP			3,063.6	2, 588.9

(z) U.S. GAAP condensed financial information

Based on the reconciling items and discussion above, Braskem’s consolidated balance sheet, statement of operations and statement of changes in shareholders’ equity under U.S. GAAP have been recast in condensed format as follows:

Braskem S.A. and its Subsidiaries

Notes to the Consolidated Financial Statements—(Continued)

at December 31, 2005, 2004 and 2003

All amounts in millions of reais, unless otherwise indicated

(i) Condensed balance sheet under U.S. GAAP

Condensed balance sheet under U.S. GAAP

	2005	2004
Assets
Current assets
Cash and cash equivalents	531.8	496.4
Short-term investments	1,682.5	849.5
Trade accounts receivable, net	1,425.3	1,595.8
Taxes recoverable	303.8	472.6
Inventories	1,336.2	1,355.4
Dividends receivable	6.2	40.2
Prepaid expenses	44.3	52.3
Advances to suppliers	87.1	54.1
Other receivables	56.4	114.1

	5,473.6	5,030.4

Investments	489.2	393.3

Goodwill, net	450.5	829.5

Property, plant and equipment	5,688.1	5,193.9

Other noncurrent assets
Receivables from related parties	61.0	34.3
Long term investments	—	59.1
Prepaid expenses	112.5	122.2
Inventories, net	75.8	50.4
Intangible assets	20.3	29.5
Deferred charges, net	359.6	342.8
Other taxes recoverable	527.3	222.4
Deferred income tax	306.1	294.5
Restricted deposits for legal proceedings	161.9	187.2
Other receivables	53.3	31.5

	1,677.8	1,373.9

Total assets	13,779.2	12,821.0

Braskem S.A. and its Subsidiaries

Notes to the Consolidated Financial Statements—(Continued)

at December 31, 2005, 2004 and 2003

All amounts in millions of reais, unless otherwise indicated

	2005	2004
Liabilities and shareholders’ equity
Current liabilities
Suppliers	2,659.3	2,167.9
Payroll and related charges	108.0	77.6
Taxes on income payable	55.2	68.3
Other taxes payable	140.0	141.8
Fair market value of derivative financial instruments	39.4	—
Short-term debt, including current portion of long-term debit	497.4	1,282.7
Interest payable on short-term debt and debentures	117.1	264.6
Debentures	—	5.0
Quotas subject to mandatory redemption	201.6	—
Related parties	6.5	—
Advances from customers	35.5	23.2
Dividend payable	237.7	185.8
Other	35.4	142.1

	4,133.1	4,359.0

Long-term liabilities
Long-term debt	2,778.0	2,616.7
Debentures	1,599.3	1,167.9
Fair market value of derivative financial instruments	8.1	—
Quotas subject to mandatory redemption	404.1	201.8
Related parties	—	145.8
Minimum pension liability	55.3	35.2
Taxes and contributions payable	1,451.2	1,332.3
Other	135.3	120.8

	6,431.3	5,620.5

Minority interest	151.2	252.6

Shareholders’ equity	3,063.6	2,588.9

Total liabilities and shareholder’s equity	13,779.2	12,821.0

Braskem S.A. and its Subsidiaries

Notes to the Consolidated Financial Statements—(Continued)

at December 31, 2005, 2004 and 2003

All amounts in millions of reais, unless otherwise indicated

(ii) Condensed statement of operations under U.S. GAAP

	2005	2004	2003
Gross sales	15,341.0	14,780.0	11,487.0
Value -added and other taxes, discounts and returns	(3,333.2)	(3,135.9)	(2,032.2)

Net sales revenue	12,007.8	11,644.1	9,454.8
Cost of sales	(9,658.8)	(8,940.0)	(7,662.5)

Gross profit	2,349.0	2,704.1	1,792.3
Operating income (expenses)
Selling, general and administrative	(781.6)	(850.7)	(513.4)
Depreciation and amortization	(71.9)	(63.7)	(13.8)
Impairment of goodwill	(373.8)	—	—
Other, net	9.5	27.2	51.8

Operating income	1,131.2	1,816.9	1, 316.9

Non-operating income (expenses)
Financial income	(46.5)	(62.3)	58.7
Financial expenses	(565.8)	(1,110.2)	(697.4)
Other	(24.4)	(24.3)	27.8

Income before income tax, equity in results of associated companies and minority interest	494.5	620.1	706.0

Income tax benefit (expense)
Current	(24.0)	(66.2)	(42.9)
Deferred	17.4	185.1	(120.9)
Income before equity in results of associated companies and minority interest	487.9	739.0	542.2

Equity in earnings of associated companies	181.5	171.1	36.7
Minority interest	67.7	(22.3)	(200.8)

Net income for the year	737.1	887.8	378.1

Braskem S.A. and its Subsidiaries

Notes to the Consolidated Financial Statements—(Continued)

at December 31, 2005, 2004 and 2003

All amounts in millions of reais, unless otherwise indicated

(iii) Condensed changes in shareholders’ equity under U.S. GAAP

	2005	2004
At beginning of the year	2,588.9	7.8
Net income	737.1	887.8
Changes in minimum pension liability	7.6	35.5

Total comprehensive income	744.7	923.3

Capital increase	—	1,515.5
Capital issuance costs	—	(58.1)
Contribution from (distribution to) shareholders	—	385.4
Exchange of treasury shares	—	18.6
Dividends and interest in own capital	(270.0)	(203.6)

At end of the year	3,063.6	2,588.9

* * *

Report of Independent Auditors

To the Board of Directors and Shareholders

Copesul—Companhia Petroquímica do Sul and Subsidiaries

1	We have audited the accompanying consolidated balance sheets of Copesul—Companhia Petroquímica do Sul and subsidiaries (“the Company”) as of December 31, 2005 and 2004 and the related consolidated statements of operations, of changes in shareholders’ equity, of changes in financial position and of cash flows for each of the three years in the period ended December 31, 2005. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

2	We conducted our audits in accordance with audit standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

3	In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of Copesul—Companhia Petroquímica do Sul and subsidiaries at December 31, 2005 and 2004 and the consolidated results of their operations, the changes in their financial position and their cash flows for each of the three years in the period ended December 31, 2005, in conformity with accounting practices adopted in Brazil.

4	Accounting practices adopted in Brazil vary in certain significant respects from accounting principles generally accepted in the United States of America. Information relating to the nature and effect of such differences is presented in Note 29 to the consolidated financial statements.

PricewaterhouseCoopers	Porto Alegre, Brazil
Auditores Independentes	June 23, 2006

COPESUL—Companhia Petroquímica do Sul

Consolidated Balance Sheets at December 31

All amounts in millions of reais

	2005	2004
Assets

Current assets
Cash and banks (Note 4)	113	175
Trade accounts receivable
Third parties (Note 5)	149	190
Related parties	49	29
Export drafts—billed (Note 16)	(18)	(170)
Credits ceded to receivables securitization fund (FIDC)	(13)	(23)
Swap receivables (Note 6)	53	1
Marketable securities (Note 7)	13	69
Inventories (Note 8)	495	427
Taxes and charges recoverable (Note 9)	43	38
Prepaid expenses (Note 10)	14	13
Other accounts receivable	9	5

	907	754

Long-term assets
Marketable securities (Note 7)	1	12
Related parties (Note 5)		146
Taxes and charges recoverable (Note 9)	133	115
Judicial deposits (Note 11)	8	7
Prepaid expenses (Note 10)	6	5
Loans to third parties	6	9
Claims receivable and other	1	1

	155	295

Permanent assets
Investments	9	11
Property, plant and equipment (Note 12)	1,106	1,138
Deferred charges (Note 13)	11	10

	1,126	1,159

Total assets	2,188	2,208

COPESUL—Companhia Petroquímica do Sul

Consolidated Balance Sheets at December 31 (continued)

All amounts in millions of reais

	2005	2004
Liabilities and shareholders’ equity

Current liabilities
Suppliers
Third parties (Note 14)	154	146
Related parties (Note 18)	2	2
Loans and financing (Note 15)	288	213
Export drafts—to be invoiced (Note 16)	1	21
Taxes and charges payable	42	35
Social and labor contributions and charges	49	53
Proposed dividends (Note 21)	68	118
Interest on own capital (Note 21(f))	21	19
Income tax and social contribution (Note 19)	9	33
Provision for programmed maintenance (Note 17)	16	55
Swap and options payable (Note 6)	5	8
Advances from customers	13	11
Profit sharing and other	27	26

	695	740

Long-term liabilities
Loans and financing (Note 15)	84	143
Export drafts—to be invoiced (Note 16)	91	103
Provision for programmed maintenance (Note 17)	52	44
Deferred contributions and taxes (Note 19)	1	3
Provision for contingencies (Note 20)	11	9
Actuarial liability—PETROS (Note 26)	7	5

	246	307

Shareholders’ equity (Note 21)
Capital	750	700
Capital reserve	341	248
Revaluation reserve	109	144
Revenue reserve	47	69

	1,247	1,161

Total liabilities and shareholders’ equity	2,188	2,208

The accompanying notes are an integral part of these consolidated financial statements.

COPESUL—Companhia Petroquímica do Sul

Consolidated Statements of Income

Years Ended December 31

In millions of reais, unless otherwise indicated

	2005	2004	2003
Gross sales
Sale of petrochemical products and utilities
Local market	6,527	6,267	4,794
Foreign market	765	774	630
Sale of services and resale of goods	56	112	29

	7,348	7,153	5,453

Taxes and contributions on sales
ICMS	(1,041)	(1,051)	(865)
PIS, COFINS, CIDE and other	(691)	(661)	(362)

	(1,732)	(1,712)	(1,227)

Net sales and services	5,616	5,441	4,226
Cost of products, utilities and services	(4,610)	(4,418)	(3,773)

Gross profit	1,006	1,023	453

Operating (expenses) income
Selling	(125)	(136)	(115)
General and administrative	(43)	(41)	(28)
Management fees	(2)	(2)	(1)
Financial expenses, net (Note 22)	(142)	(163)	(161)
Other operating income (expenses), net (Note 23)	22	42	(9)

	(290)	(300)	(314)

Operating profit	716	723	139

Non-operating result, net	6	(1)	(1)

Income before income tax and social contribution	722	722	138
Income tax and social contribution	(231)	(242)	(46)

Income before profit sharing	491	480	92
Employees profit sharing	(22)	(20)	(10)
Management profit sharing	(1)	(1)	(1)

Income before reversal of interest on own capital	468	459	81
Reversal of interest on own capital	99	88	87

Net income for the year	567	547	168

Earnings per share (in Brazilian Reais) (Note 21)	3.77	3.64	1.12

The accompanying notes are an integral part of these consolidated financial statements.

COPESUL—Companhia Petroquímica do Sul

Statement of Changes in Shareholders’ Equity

In millions of reais

	Capital	Capital reserve	Revaluation reserve	Revenue reserve	Retained earnings (Accumulated losses)	Total
		Fiscal incentives		Legal
At December 31, 2002	610	143	214	34	(32)	969
Fiscal incentives
FUNDOPEM		104				104
Realization of revaluation reserve
Revaluation—1983			(3)		3
Revaluation—1989			(32)		32
Income tax and social contribution on realized revaluation reserve					(10)	(10)
Net income for the year					168	168
Appropriation of net income
Legal reserve				8	(8)
Proposed dividends—R$ 0.056 per share					(9)	(9)
Interim dividends—R$ 0.380 per share					(57)	(57)
Interest on own capital—R$ 0.575 per share					(87)	(87)

At December 31, 2003	610	247	179	42		1,078

Capitalization of capital reserve—fiscal incentives
FUNDOPEM	90	(90)
Fiscal incentives
FUNDOPEM		89				89
Program for Technological and Industrial Development (PDTI)		2				2
Realization of revaluation reserve
Revaluation—1983			(3)		3
Revaluation—1989			(32)		32
Income tax and social contribution on realized revaluation reserve					(10)	(10)
Net income for the year					547	547
Appropriation of net income
Legal reserve				27	(27)
Proposed dividends—R$ 0.785 per share					(118)	(118)
Interim dividends—R$ 2.252 per share					(339)	(339)
Interest on own capital—R$ 0.587 per share					(88)	(88)

At December 31, 2004	700	248	144	69		1,161

COPESUL—Companhia Petroquímica do Sul

Statement of Changes in Shareholders’ Equity (continued)

In millions of reais

	Capital	Capital reserve	Revaluation reserve	Revenue reserve	Retained earnings (Note 2)	Total
		Fiscal incentives		Legal
At December 31, 2004	700	248	144	69		1,161
Capitalization of revenue reserve:
Legal Reserve	50			(50)
Fiscal incentives
FUNDOPEM		89				89
Program for Technological and Industrial Development (PDTI)		4				4
Realization of revaluation reserve
Revaluation—1983			(3)		3
Revaluation—1989			(32)		32
Income tax and social contribution on realized revaluation reserve					(11)	(11)
Net income for the year					567	567
Appropriation of net income
Legal reserve				28	(28)
Proposed dividends—R$ 0.454 per share					(68)	(68)
Interim dividends—R$ 2.635 per share					(396)	(396)
Interest on own capital—R$ 0.660 per share					(99)	(99)

At December 31, 2005	750	341	109	47		1,247

The accompanying notes are an integral part of these consolidated financial statements.

COPESUL—Companhia Petroquímica do Sul

Consolidated Statements of Changes in Financial Position

In millions of reais

	2005	2004	2003
Financial resources were provided by:
Operations
Net income for the year	567	547	168
Expenses (income) not affecting working capital
Depreciation and amortization	202	206	205
Write off of non current assets prepaid expenses	1
Swap difference receivable—long-term portion, net			115
Provision for long-term programmed maintenance	19	34	29
Provision for administrative, civil and labor contingencies	4	3	3
Provision for actuarial liability—PETROS	2	2	2
Interest on long-term amounts receivable	(10)	(47)	(65)
Interest on long-term financing	6	3
Monetary variations on long-term items
Long-term liabilities	(11)	(2)	(108)
Long-term receivables	(3)	(23)	55
Disposals of property, plant and equipment and investments	5		3
Income tax and social contribution
Long-term liabilities	(2)	(1)	1
Retained earnings revaluation reserve	(11)	(10)	(10)

	769	712	398

Third parties
Decrease in long-term assets
Marketable securities	11	12
Related parties	154	572	1,069
Taxes and charges recoverable	6	3	29
Prepaid expenses	3	6	4
Loans to third parties and other	5	4	4
Increase in long-term liabilities
Financial institutions	77	121	76
Export drafts to be invoiced		114	514
Fiscal incentives of FUNDOPEM and Program for Technological and Industrial Development	93	91	104

	349	923	1,800

Other
Income taxes on foreign profits			(5)

			(5)

Total funds provided	1,118	1,635	2,193

COPESUL—Companhia Petroquímica do Sul

Consolidated Statements of Changes in Financial Position (continued)

In millions of reais

	2005	2004	2003
Financial resources were used for:
Long-term assets
Marketable securities		23
Related parties		325	880
Taxes and charges recoverable	21	19	2
Prepaid expenses	5	4	3
Loans to third parties and other	1	6	2
Permanent assets
Investments		2
Property, plant and equipment	171	131	47
Deferred charges	3	2	5
Transfer from long-term to current liabilities
Financial institutions	64	195	218
Export drafts to be invoiced		371	117
Provision for programmed maintenance	11	43	20
Administrative, civil and labor contingencies	2	1	1
Amortization of long-term liabilities
Financial institutions	79	174
Export drafts to be invoiced		133
Distribution of net income
Proposed dividends	68	118	9
Dividends distributed from retained earnings	396	339	57
Interest on own capital	99	88	87

Total funds used	920	1,974	1,448

Increase (decrease) in working capital	198	(339)	745

Current assets
At the end of the year	907	754	1,387
At the beginning of the year	754	1,387	1,305

	153	(633)	82

Current liabilities
At the end of the year	695	740	1,034
At the beginning of the year	740	1,034	1,697

	(45)	(294)	(663)

Increase (decrease) in working capital	198	(339)	745

The accompanying notes are an integral part of these consolidated financial statements.

COPESUL—Companhia Petroquímica do Sul

Consolidated Statements of Cash Flows

Years Ended December 31

In millions of reais

	2005	2004	2003
			(Reclassified)
Cash provided by operating activities
Net income for the year	567	547	168
Expenses (income) not affecting cash
Depreciation and amortization	202	206	205
Provision for programmed maintenance	(31)	36	17
Provision for administrative, civil and labor contingencies	4	3	2
Provision for actuarial liabilities—PETROS	2	2	2
Interest and monetary and exchange variations on assets
Interest	15	5	(4)
Monetary and exchange variations	6	(18)	56
Loss on disposals of property, plant and equipment and other	5		3
Net changes in swap receivable	(52)	9	305
Net changes in swap and options difference payable	(3)	(32)	(11)
Loans, financing and export drafts
Interest	(1)	(3)	(111)
Monetary and exchange variations	(36)	(21)	(127)
Deferred income tax and social contribution	10	(30)	3
Decrease (increase) in assets
Trade accounts receivable	21	277	(213)
Trade notes linked to the FIDC	(10)	23
Inventories	(68)	(144)	21
Other accounts receivable	(36)	102	19
Related parties		(25)	(302)
Increase (decrease) in liabilities:
Suppliers—third parties	8	59	(20)
Other accounts payable	(28)	21	59
Fiscal incentives of FUNDOPEM, income tax and Program for Technological and Industrial Development	93	91	104

Net cash provided by operating activities	668	1,108	176

Marketable securities
Purchases	(145)	(997)
Redemptions	201	910
Loans to related parties
Issuances		(325)	(880)
Repayments	130	522	1,007
Additions to investments		(2)
Additions to property, plant and equipment	(171)	(131)	(47)
Additions to deferred charges	(3)	(2)	(5)

Net cash provided by (used in) investing activities	12	(25)	75

Loans, financing and export drafts
Issuances	1,279	772	1,553
Repayments	(1,411)	(1,707)	(1,601)
Interest on own capital payable paid	(97)	(83)	(72)
Dividends paid	(513)	(346)	(123)

Net cash used in financing activities	(742)	(1,364)	(243)

Net change in cash	(62)	(281)	8

Initial cash balance	175	456	448
Final cash balance	113	175	456

Net change in cash	(62)	(281)	8

The accompanying notes are an integral part of these consolidated financial statements.

COPESUL—Companhia Petroquímica do Sul

Notes to the Consolidated Financial Statements

at December 31, 2005 and 2004

All amounts in millions of reais, unless otherwise indicated

1  Operations

The Company, headquartered in Triunfo, Rio Grande do Sul, is a publicly held corporation and main objectives are: a) manufacture, sale, import and export of chemical and petrochemical products and fuel; b) production and distribution of goods, as well as rendering services to companies of the Southern Petrochemical Complex and management of the logistic services pertinent to its waterway and terrestrial terminals; c) participation in other companies as quotaholder or shareholder. Its main shareholders are Braskem S.A., Ipiranga Petroquímica S.A. and Petrobras Química S.A.—PETROQUISA.

The main suppliers of raw materials in the local market are PETROBRAS—Petróleo Brasileiro S.A. and Refinaria Alberto Pasqualini—REFAP S.A. (REFAP) and overseas, the companies Sonatrach SPA and Repsol YPF S.A., and most sales of products are made to companies located in the Southern Petrochemical Complex in Triunfo, State of Rio Grande do Sul, and to REFAP.

2  Presentation of financial statements

The consolidated financial statements have been prepared and are being presented in accordance with accounting practices adopted in Brazil, which are based on Brazilian corporate legislation and standards and procedures of the Brazilian Securities Commission (CVM).

The financial statements prepared by the Company for statutory purposes, which include the stand-alone financial statements of Copesul—Companhia Petroquímica do Sul S.A (holding company), were filed with the CVM in January 2006. The financial statements presented herein do not include the holding company’s stand-alone financial statements, are not intended for statutory purposes, and have been adjusted with respect to the financial statements for statutory purposes to include in Note 29 a reconciliation of net equity and net income between the amounts under accounting practices adopted in Brazil and generally accepted accounting principles in the United States of America as well as certain additional disclosure to facilities its understanding by readers not familiar with accounting practices adopted in Brazil as described below.

3  Significant accounting practices

(a) Consolidated financial statements

These consolidated statements include the wholly-owned subsidiaries Copesul International Trading, Inc. and CCI—Commercial Importadora S.A. and, as from 2004, the Fundo de Investimento Financeiro Multimercado Copesul, a mutual fund whose quotas are wholly-owned by the Company. In the consolidation process, intercompany balances, income, expenses and unrealized profits arising from intercompany transactions are eliminated, as well as the investment in the subsidiaries.

(b) Marketable securities and swap receivables and payables

These assets are recorded at cost plus accrued income up to the balance sheet date (accrual basis), adjusted to market value, when lower. Investment in quotas of mutual funds are valued at its market value at period-end with gain and losses recognized in the statement of income. As required by accounting standards specifically applicable to mutual funds, investments held by mutual funds, such as the “Fundo de Investimento Financeiro Multimercado Copesul” are valued at its market value at period-end with gain and losses recognized in the statement of income.

COPESUL—Companhia Petroquímica do Sul

Notes to the Consolidated Financial Statements—(Continued)

at December 31, 2005 and 2004

All amounts in millions of reais, unless otherwise indicated

(c) Allowance for doubtful accounts

The Company has no allowance for doubtful accounts, since losses are not consider to be probable to occur in relation to accounts receivable.

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

(g) Deferred charges

Deferred charges include pre-operating expenses related to expansion, projects for new products and systems and organizational restructuring expenditures, amortized at the rate of 20% p.a., as shown in Note 13.

(h) Rights and obligations

Rights are stated at cost or realization value, including, when applicable, interest and monetary restatements and exchange rate variations. Liabilities are recognized at their known or calculable values, including corresponding charges, monetary restatements and exchange rate variations when applicable.

(i) Provision for programmed maintenance

This provision represents the estimated costs of planned scheduled stoppages, including the general stoppage that occurs every six years. The stoppage of Plant 1 occurred in the first half of 2001 and the next one should be in 2007. With the start of the operations of Plant 2 in July 1999, the Company’s operations will no longer be totally shut down. The scheduled stoppage for Plant 2 took place in November of this year and the next one is planned for November 2001.

(j) Income tax and social contribution

Deferred income tax and social contribution on temporary differences were fully recognized at current rates, considering that its realization is probable.

Income tax and social contribution are provided based on taxable income determined in accordance with current tax legislation.

(k) Determination of results of operations

Income and expenses are determined on the accrual basis.

COPESUL—Companhia Petroquímica do Sul

Notes to the Consolidated Financial Statements—(Continued)

at December 31, 2005 and 2004

All amounts in millions of reais, unless otherwise indicated

(l) Statement of cash flows

In accordance with IBRACON (“Instituto dos Auditores Independentes do Brasil”) Accounting Standards and Procedures (NPC) 20, the Company is presenting the consolidated statements of cash flows for the years ended December 31, 2005, 2004 and 2003. For purposes of the statements of cash flows, cash and banks comprises all cash in hand, amounts deposited in banks and securities, quotas in mutual funds and amounts invested in other debt securities which might be sold by the Company at any moment in exchange for cash.

4  Cash and banks

	2005	2004
Cash and banks—checking account	6	1
Marketable securities
Investments of Fundo de Investimento Financeiro
Multimercado Copesul
Bank Deposit Certificates	43	87
Financial Brazilian Government Treasury Bills	12	2
National Treasury Bills	1
Mutual Fund Quotas	13
Receivables investment Fund—FIDC	9
Debentures and Other debt securities	15
Bank Deposit Certificates	13	2
Collection account		4
Government securities		78
Overnight deposits	1	1

	113	175

5  Trade accounts receivable—Third parties

	2005	2004
Local customers	103	86
Foreign customers	46	104

	149	190

6  Swap and options receivables and payables

The Company entered into operations involving options with respect to US dollars called ‘Box Options’ as commented below. Its purpose has been to invest cash resources at rates higher than other available investment options. The Company also entered into swap operations which were entered into by Fundo de Investimento Financeiro Multimercado Copesul, whose custodian and manager is Banco Santander Brasil S.A.

	Amounts receivable
	2005	2004
Swap receivables	2	1
Swap with anticipatory breach clause	1
Options—Box operations	50

Total—current assets	53	1

COPESUL—Companhia Petroquímica do Sul

Notes to the Consolidated Financial Statements—(Continued)

at December 31, 2005 and 2004

All amounts in millions of reais, unless otherwise indicated

	Amounts payable
	2005	2004
Options payable	1	3
Options—Box operations	2
Swap payable	2	5

Total—current liabilities	5	8

Box options are combined operations that involve both the purchase and the sale of options in US dollars for the same maturity at a certain price, so that, regardless of the future US dollar rate, the Company already knows the net result of such operations providing what the Company views as a fixed return over its investment. The value paid for the options, called premium, correspond to the amount invested by the Company and the sum redeemed will be the premium plus a pre-fixed rate of return.

Swaps correspond to cross-currency interest rate swaps by which the Company pays a fixed interest rate and received a variable rate based on the Interbank Deposit Certificates—CDI rate.

7  Marketable securities

	2005	2004
Receivables Securitization Fund (FIDC) (*)	13	26
Term deposit	1	55

Total	14	81
Current	(13)	(69)

Long-term receivables	1	12

(*)	On March 1, 2004, the Company raised funds through the Copesul Receivables Securitization Fund (FIDC). The Fund is managed by Votorantim Assets and has net assets of R$ 76 at December 31, 2005 (2004—R$ 130), comprising R$ 63 (2004—R$ 104) in senior quotas and R$ 13 (2004—R$ 26) in subordinated quotas, all of which are held by the Company. Amortization of principal, which started in November 2004, will occur over a period of 22 months. Of the amount raised by the Fund, R$ 125 has been invested in billed and unbilled receivables originated by the Company from DSM Elastômeros Brasil Ltda. and Petroquímica Triunfo S.A. and R$ 25 in receivables from several other Copesul customers.

8  Inventories

Inventories are comprised as follows:

	2005	2004
Raw materials	267	284
Raw materials in transit	90
Finished products	46	62
Spare parts and other materials	75	63
Chemical products	8	11
Intermediary products	9	7

	495	427

COPESUL—Companhia Petroquímica do Sul

Notes to the Consolidated Financial Statements—(Continued)

at December 31, 2005 and 2004

All amounts in millions of reais, unless otherwise indicated

9  Taxes and charges recoverable

	Current		Long-term
	2005	2004	2005	2004
Withholding income tax on financial investments	5
Prepaid income tax	3
Tax on Net Income (ILL)(a)			51	48
Additional State Income Tax (ADIRE)(b)			32	33
Deferred income tax on tax loss—CITI(c)			1
Deferred income tax on temporary additions(c)	4	22	21	13
Deferred social contribution on temporary additions(c)	2	8	8	5
Presumed PIS/COFINS credits		1
PIS recoverable				1
COFINS recoverable		1	1	3
COFINS on acquisition of property, plant and equipment	1
ICMS recoverable	20
ICMS on acquisition of property, plant and equipment(d)	8	4	15	8
IPI recoverable and other		2	4	4

	43	38	133	115

(a)	Article 35 of Law No. 7713/88 established the Tax on Net Income (ILL), which was withheld at source from partners and shareholders at the rate of 8%. Accordingly, the Company paid this tax for the base-periods 1989, 1990 and 1991. In Extraordinary Appeal Ruling 172.058-1, published on October 13, 1995, the Federal Supreme Court considered the article unconstitutional and, later, the Federal Senate, through Resolution 82, of November 18, 1996, republished on November 22, 1996, suspended the execution of this legal disposition. Therefore, the Company, on November 21, 2001, filed an ILL Restitution Request with the Federal Revenue Secretariat.
(b)	As of December 31, 2005, the Company had recorded a receivable of R$ 32 (2004—R$ 33) relating to Additional State Income Tax, for which the Company was awarded a final favorable judgement, and a security to cover court-ordered debts was issued. This security should be received at its original amount, in cash, plus legal interest, in successive and equal annual installments over a maximum ten-year period. These installments, if not settled up to the end of the year to which they relate, may be offset in future years against State taxes, as determined by article 2 of Constitutional Amendment 30, of September 13, 2000.
(c)	The Company recorded deferred tax assets on the loss of its subsidiary Copesul International Trading, Inc—CITI in view of the loss incurred during 2005. The Company also records deferred tax assets on temporary differences in current assets and long-term receivables in accordance with the expectation of realization of these credits.

COPESUL—Companhia Petroquímica do Sul

Notes to the Consolidated Financial Statements—(Continued)

at December 31, 2005 and 2004

All amounts in millions of reais, unless otherwise indicated

(d)	As from August 2000, the ICMS credits paid on acquisitions of property, plant and equipment are recoverable over 48 months, rather than immediately, as determined by Complementary Law No.102 dated July 11, 2000. The credits are recoverable as follows:

Year	2005	2004
2005		4
2006	8	3
2007	7	3
2008	6	2
2009	2

	23	12
Current	(8)	(4)

Long-term	15	8

10  Prepaid expenses

Prepaid expenses comprise:

	Realization period	2005	2004
Insurance	Up to Nov/2006 (2004—up to Nov/2005)	10	10
Chemical products (catalysts)	Up to Nov/2011 (2004—up to Feb/2009)	10	7
Debt issuance costs	(2004—up to Apr/2006)		1

Total, net		20	18
Current		(14)	(13)

Long-term		6	5

The long-term portion refers to chemical products (catalysts) which are used as agents that promote a chemical reaction in the production of basic petrochemicals. Their average useful life and amortization period is 5 years.

Debt issuance costs correspond to fees charged on loans drawn down from the EXIMBANK (Export-Import Bank of the United States) and Credit Suisse Bank First Boston Limited. The recognition as expense of the amounts relating to the EXIMBANK contract in the amount of R$ 4 occurred up to August 2004, upon advance settlement of this contract, as described in Note 15, while the expenses with the contract with Credit Suisse Bank in the amount of R$ 1 was appropriated against the results up to March 2005, when there was an anticipated settlement of the contract.

11  Judicial deposits

	2005	2004
Tax matters:
Income tax	2	2
CIDE on technical assistance service	3	3
Income tax on technical assistance service	1	1

	6	6
Labor, Civil and Administrative matters	2	1

	8	7

COPESUL—Companhia Petroquímica do Sul

Notes to the Consolidated Financial Statements—(Continued)

at December 31, 2005 and 2004

All amounts in millions of reais, unless otherwise indicated

The Company has judicial deposits and has recorded a provision for contingencies relating to income tax, in connection with lawsuits.

Since August 2002, the Company has questioned in court the income tax and the Economic Domain Intervention Contribution (CIDE) on the payment of technical assistance services, having made judicial deposits in their respect. The purpose of the deposits is to avoid double taxation with respect to the countries with which Brazil has tax treaties.

12  Property, plant and equipment

	Annual depreciation rates—%	Revalued and restated cost	Accumulated depreciation	2005	2004
				Net	Net
Equipment and installations
Operations	10	1,999	(1,375)	624	635
Utilities	10	910	(794)	116	146
Storage and transfers	10	430	(311)	119	141
Other	10 to 20	90	(67)	23	25
Buildings and construction	4	55	(22)	33	35
Improvements	4	22	(11)	11	12
Land		37		37	37
Construction in progress		143		143	107

		3,686	(2,580)	1,106	1,138

Certain items of fixed assets were given as guarantee for financing operations (Note 15).

Revaluations of property, plant and equipment made in 1983 and 1989, based on appraisal reports issued by specialized companies, produced the following effects on the balance sheet:

	2005			2004
	Revaluation	Accumulated realization	Net	Net
Equipment and installations	1,339	(1,277)	62	96
Buildings and construction	17	(6)	11	12
Improvements	7	(2)	5	5
Land	32	(1)	31	31

Total	1,395	(1,286)	109	144

Revaluation reserve			109	144

Realization of the revaluation reserve occur through depreciation and disposals of the revalued assets each year. The amounts realized are transferred directly to retained earnings, when the related income taxes and social contribution effects are also considered at the current rates.

The Company did not set up a provision for deferred income tax and deferred Social Contribution on the balance of the revaluation reserve, since CVM Deliberation 183/95 determines that such provision is only required on revaluations made as from July 1, 1995. The revaluation reserve is taxable when realized through

COPESUL—Companhia Petroquímica do Sul

Notes to the Consolidated Financial Statements—(Continued)

at December 31, 2005 and 2004

All amounts in millions of reais, unless otherwise indicated

depreciation and disposals of items, and the related tax payable is recorded as a charge to Retained Earnings within shareholders’ equity. Considering current tax legislation, the revaluation reserve is subject to future taxation estimated at R$ 22 (2004—R$ 33).

13  Deferred charges

Deferred charges comprise:

	Annual amortization rates—%	2005			2004
		Restated cost	Accumulated amortization	Net	Net
Development programs and other	20	17	(6)	11	10
		17	(6)	11	10

14  Suppliers—Third parties

	2005	2004
Local	27	32
Foreign	127	114

	154	146

15  Loans and financing

Liabilities for loans and financing are as follows:

	Annual charges (%)	2005	2004
Foreign currency
Loans and financing (US$18 million; 2004—US$ 52 million)	Currency basket plus10.10 to 10.85 and Libor plus 0.45	44	139
Current		(37)	(65)

Long-term liabilities		7	74

Local currency
Loans and financing	TJLP plus 4 to 5.5 and 11.25 to 12.50	49	36
NCE and Resolution 2770	102.50 to 103 of CDII	172
Financing (investments)	TJLP plus 1 to 3.5	50	50
Copesul Receivables Securitization Fund	106.5 of CDI	57	131

		328	217
Current		(251)	(148)

Long-term liabilities		77	69

Total financing		372	356
Current		(288)	(213)

Long-term liabilities		84	143

NCE—Export Credit Note

CDI—Interbank Deposit Certificate

TJLP—Long-Term Interest Rate

COPESUL—Companhia Petroquímica do Sul

Notes to the Consolidated Financial Statements—(Continued)

at December 31, 2005 and 2004

All amounts in millions of reais, unless otherwise indicated

In April 2004, the subsidiary Copesul International Trading, Inc. established a “Euro-Medium Term Note Program” guaranteed by Copesul—Companhia Petroquímica do Sul for the issuance of US$ 125 million Notes (“Series I Notes”) in the foreign market (United States of America and Canada). In the last quarter of 2004, the Company issued US$ 100 million of Notes, which are held in treasury, without cost to the Company.

(a)	The changes in loans and financing were as follows:

	Current	Long-term	Total
At December 31, 2003	592	383	975
Additions	311	121	432
Interest	55	3	58
Transfer to short-term	195	(195)
Amortization	(950)	(174)	(1,124)
Monetary and exchange variation	10	5	15

At December 31, 2004	213	143	356
Additions	1,012	77	1,089
Interest	39	6	45
Transfer to short-term	64	(64)
Amortization	(1,037)	(79)	(1,116)
Monetary and exchange variation	(3)	1	(2)

At December 31, 2005	288	84	372

(b)	Long-term financing falls due as follows:

Year	2005	2004
2006		132
2007	22	5
2008	23	4
2009	20	2
2010	13
2011	6

	84	143

(c)	The balances relating to the loans and financing including principal and interest, comprise:

Foreign currency

Loans and financing—mainly R$ 35 from ABN Amro Bank N.V.—Amsterdam with annual charges of 2.77% and maturity in June 2006. In 2004 loans and financing are represented basically by a Bridge Loan in the amount of R$ 72 from Credit Suisse First Boston (Bahamas) Limited obtained by Copesul International Trading, Inc. with annual charges of Libor plus 3.45579% p.a. and maturity in December 2006; R$ 40 from ABN Amro Bank N.V.—Amsterdam with annual charges of 2.82% and maturity in January 2005; and R$ 21 from Votorantim Bank Limited, with annual charges of 2.95% p.a. and maturity in January 2005.

Local currency

Loans and financing—financings in the amount of R$ 49 (2004—R$ 19) from program FINAME, obtained through BRDE with annual charges of 11.25% to 12.50% or TJLP plus 4.5% to 5.5% and maturity date in October 2010. In 2004 the amounts of R$ 18 was obtained from a FINEM program.

COPESUL—Companhia Petroquímica do Sul

Notes to the Consolidated Financial Statements—(Continued)

at December 31, 2005 and 2004

All amounts in millions of reais, unless otherwise indicated

NCE—The amount of R$ 123 is related to export advances, denominated in Reais, received against export commitments and obtained from commercial banks with a commitment that the products will be exported mainly from Bank Boston and Banco do Brasil S.A. with annual charges of 102.5% to 103% of CDI and maturity date in January 2006 to December 2006.

Resolution 2.770—The amount of R$ 49 was obtained mainly from ING Bank N.V. is indexed to changes in the US dollar and with respect to them were entered cross-currency swaps changing the interest rate (US dollar plus 4% p.a.) to rated based on the CDI rate (102.5% to 103% of CDI).

Financing investment

(i)	Plant 2: The balances related to the constructions of Plant 2, including principal and interest, were settled during fiscal year 2005. As of December 31, 2004, those balances amounted R$ 50, R$ 18 from the Government Agency for Machinery and Equipment Financing (FINAME), obtained through the Regional Bank for the Development of the Extreme South (BRDE) and União dos Bancos Brasileiros S.A, and R$ 32 relating to the Company Financing program (FINEM), obtained through the National Bank for the Economic and Social Development (BNDES).

(ii)	Other financings: On December 2005, financing in the amount of R$ 50 relate to program FINEM, obtained through BNDES with annual charges of TJLP plus 1.0% to 3.5% and final maturity date in July 2011.

(d)	Guarantees and covenants

Local currency financing via FINEM and FINAME programs is guaranteed by Plant 2 and by the financed machinery and equipment, respectively.

The financing obtained with the financial institution Banco Nacional de Desenvolvimento Econômico e Social—BNDES amounting R$ 50 and signed on September 9, 2005 for installation of a pyrolysis furnace has personal guarantee through a surety bond granted by Banco Regional de Desenvolvimento do Extremo Sul—BRDE.

The Company is the guarantor of working capital loans of its subsidiary amounting to R$ 35 (2004—R$ 134).

Operations with NCE, Compror and related to Resolution 2770 amounting R$ 172 are guaranteed by promissory notes and NCE’s issued by Copesul.

COPESUL—Companhia Petroquímica do Sul

Notes to the Consolidated Financial Statements—(Continued)

at December 31, 2005 and 2004

All amounts in millions of reais, unless otherwise indicated

16  Export drafts

The changes in advances contracted with financial institutions relating to exports to be invoiced are as follows:

	Asset	Liability
	Exports already invoiced and provided as source of repayment of export drafts	Short-term	Long-term	Total
At December 31, 2003	14	121	500	635
Additions		226	114	340
Interest		43		43
Transfer to short-term		371	(371)
New export receivables	677	(677)
Amortization	(507)	(48)	(133)	(688)
Monetary and exchange variation	(14)	(15)	(7)	(36)

At December 31, 2004	170	21	103	294
Additions		190		190
Interest		17		17
New export receivables	209	(209)
Amortization	(339)	(19)		(358)
Monetary and exchange variation	(22)	1	(12)	(33)

At December 31, 2005	18	1	91	110

Export drafts to be invoiced bear exchange variation plus average interest of 11.75% p.a. (2004—9.97%), which are recorded in the statement of income as financial expenses.

Long-term export drafts liabilities will fall due in 2007.

In December 2005 the Company performed an export draft operation amounting to US$ 5 million thousand with the purpose of locking the U.S. dollar exchange rate, corresponding to R$ 12 and maturing in January 2006. The operation is presented at its net realization value in the financial statements.

17  Provision for programmed maintenance

This provision represents the estimated costs of planned scheduled stoppages, particularly the general stoppage that occurs every six years. The stoppage of Plant 1 occurred in the first half of 2001 and the next one should be in 2007. The stop of plant 2 happened in November of this year and the next one is planned to November 2011.

COPESUL—Companhia Petroquímica do Sul

Notes to the Consolidated Financial Statements—(Continued)

at December 31, 2005 and 2004

All amounts in millions of reais, unless otherwise indicated

The changes in the provision for programmed maintenance are as follows:

	Current	Long-term	Total
At December 31,2003	10	53	63
Appropriation	19	34	53
Transfers to current	40	(40)
Use	(14)	(3)	(17)

At December 31,2004	55	44	99
Appropriation	7	19	26
Transfers to current	11	(11)
Use	(57)		(57)

At December 31,2005	16	52	68

In accordance with the provisions contained in Deliberation CVM 489, dated of October 3, 2005, that approve and made obligatory the Accounting Pronouncement and Standard—NPC 22 about Provisions, Liabilities and Passive and Active Contingencies, issued by the Brazilian Institute of Independent Auditors—IBRACON, “…no provision is recognized for costs that need to be incurred to operate in the future. The only liabilities recognized in the balance sheet of an entity are those at existence at the balance sheet date”.

As a result, in the financial statements for periods as from January 1, 2006 and prospectively the Company expects to no longer record a provision for future programmed maintenance but to capitalize the amounts expended on the stoppages and to amortize them through the period to the next planned stoppage. The effect of such change in accounting police should be recorded as an adjustment to retained earnings as of January 1, 2006 not restating prior periods.

18  Related parties

Transactions with related parties mainly include commercial transactions and intercompany loans and are classified in the balance sheet according to the applicable legislation and maturity dates.

Loans receivable from related parties were granted by the Company as follows:

	Financial charges	Maturities
LANTANA Trading Co. Ltd.	(2004—125% of CDI)	(2004—5/10 to 7/8/2005)

The criterion used to define the interest rate for these loans is the opportunity cost of applying the funds, increased by charges and taxes due, plus a spread of 1% per annum.

The Company has given guarantees to financial institutions in relation to trade account receivables with related parties transferred to such financial institutions under “vendor” transactions, as follows:

	2005	2004
Braskem S.A.	469	573
Ipiranga Petroquímica S.A.		244
Innova S.A.		2

	469	819

COPESUL—Companhia Petroquímica do Sul

Notes to the Consolidated Financial Statements—(Continued)

at December 31, 2005 and 2004

All amounts in millions of reais, unless otherwise indicated

The following table presents balances and transactions with related parties as of December 31, 2005 and 2004 and for the years ended December 31, 2005, 2004 and 2003:

	Assets		Liabilities		Financial expenses			Financial income			Sales			Purchases
	2005	2004	2005	2004	2005	2004	2003	2005	2004	2003	2005	2004	2003	2005	2004	2003
Braskem S.A. (OPP S.A up to 6/22/2003)	20	14	1					2	8	113	2,573	2,349	1,772	66	100	102
Ipiranga Petroquímica S.A.	18	15	1	2			1	2	7	25	1,711	1,713	1,216	36	96	79
Refinaria Alberto Pasqualini—REFAP S.A.	11										51			902	388	556
Petróleo Brasileiro S.A.— PETROBRAS														1,104	1,781	1,422
Petrobras Distribuidora S.A.											4	14	16	8	19	17
CPN—Incorporated Limited.											33	36
Natal Trading Ltd.									6	1
Lantana Trading Co. Ltd.		146						8	52	(17)

	49	175	2	2			1	12	73	122	4,372	4,112	3,004	2,116	2,384	2,176

Current	(49)	(29)	(2)	(2)

Long-term		146

COPESUL—Companhia Petroquímica do Sul

Notes to the Consolidated Financial Statements—(Continued)

at December 31, 2005 and 2004

All amounts in millions of reais, unless otherwise indicated

19  Income tax and social contribution

(a)	Composition of taxes payable

	Current		Long-term
	2005	2004	2005	2004
Corporate income tax and social contribution	8	32
Deferred income tax on accelerated depreciation	1	1	1	3

	9	33	1	3

(b)	Reconciliation of income tax and social contribution

	2005	2004	2003
Income before income tax and social contribution, net of employees and management profit sharing and before reversal of interest on own capital	698	701	127

Social Contribution on Net Income (CSLL)
Social Contribution (9%)	(63)	(63)	(11)
Permanent additions
Realization of revaluation reserve—difference In IPC/BTNF indices	(2)	(2)	(2)
Foreign profits (not taxed/taxed at different rate)		(7)	(4)
Amortization and depreciation—Law No.8200/91	(1)	(1)	(1)
Other		(1)
Permanent exclusions
Equity in results		7	4
Other	3

Social contribution expense	(63)	(67)	(14)

Income tax (IR)
Income tax (25%)	(175)	(175)	(32)
Permanent additions
Reversal of unpaid balances	(1)
Foreign profits (not taxed/taxed at different rate)		(20)	(12)
Other	(3)	(1)	(1)
Permanent exclusions
Equity in results		20	12
Other	11	1	1

Income tax expense	(168)	(175)	(32)

Total income tax and social contribution in the income statement	(231)	(242)	(46)

The Company elected to pay income tax and social contribution based on annual taxable income, with prepayment based on the quarterly trial balances.

COPESUL—Companhia Petroquímica do Sul

Notes to the Consolidated Financial Statements—(Continued)

at December 31, 2005 and 2004

All amounts in millions of reais, unless otherwise indicated

20  Provision for contingencies

(a)	The Company has ongoing labor claims, mainly related to salary equivalence claims and overtime. A provision for these contingencies was set up considering the estimates of legal advisors for probable losses. Judicial deposits were made when required.

(b)	There are also lawsuits related to the effects of Law No. 8200/91 on the social contribution on net income and on corporate income tax, for which provisions were not set up, considering the opinion of management and of the legal advisors that there are good chances of a favorable outcome.

(c)	For income tax and CIDE on the payment of technical assistance services, the Company set up provisions at amounts equal to the judicial deposits (Note 11).

(d)	A civil lawsuit is still in progress against the Company by the minority shareholder Petroquímica Triunfo S.A., questioning aspects involved in the privatization process related to the conversion of preferred shares into common shares before the privatization auction and the preference for subscription of Company shares in relation to the bidders in the auction. Management and the legal advisors do not expect losses to arise from this process.

(e)	In September 2003, the Company was assessed by Federal Tax Auditors due to alleged failure to pay PIS and COFINS on certain transactions. The Company appealed the tax assessment notice because it understood that the assessment arose from an incorrect interpretation of the applicable legal rules by the tax authorities.

Based on the opinion of its legal advisors and external tax consultants, the Company decided not to set up a provision in relation to the mentioned tax assessment, considering the possibility of a favorable outcome to the appeal.

In view of the contents of an infraction notice, in a recent decision the Brazilian Federal Supreme Court—STF denied the expansion of the calculation base of PIS and COFINS, established by Law 9.718/98, prevailing the revenue concept provided in Supplementary Law 70/91. That fact reaffirms the opinion of the company and of its legal counselors of not establishing an accrual. Considering the judgment of STF, the company considers as remote the chances of an unfavorable result.

(f)	The Brazilian Revenue and Customs Secretariat (SRF) penalized the company in 1999, establishing a tax credit referring IRPJ and CSLL for 1994, related to the monetary restatement of balance sheet and equity method adjustment, arising from accounting recognition of dividends distributed by its subsidiary overseas. The adjusted amount is R$ 20. In 2002, the company filed an Appeal with the Taxpayer Board, which was judged in 2005, with a result totally favorable to the company. They are waiting for the publication of the decision of the Taxpayer Board.

21  Shareholders’ equity

(a)	Capital

The proposal of the Board of Directors for the 1-to-100 reverse split of the Company’s shares was approved at the Extraordinary General Meeting of shareholders No. 107 held on January 20, 2005. This resolution decreased the number of shares of the Company’s capital from 15,021,716,784 to 150,217,167 common shares, with no par value.

The Company is authorized to increase capital up to the limit of R$ 1,100, without changing the by-laws, assuring preference to existing shareholders on subscription.

COPESUL—Companhia Petroquímica do Sul

Notes to the Consolidated Financial Statements—(Continued)

at December 31, 2005 and 2004

All amounts in millions of reais, unless otherwise indicated

(b)	Capital reserves comprise:

	2005	2004
FUNDOPEM	335	246
Fiscal incentives—Program for Technological and Industrial Development	6	2

	341	248

In September 1998, the Company started to set up a capital reserve based on the financial incentive of the Company Operation Fund (FUNDOPEM) for the State of Rio Grande do Sul, according to Law No. 6427 of October 18, 1972 and amendments. The incentive was granted to the Company through Decree 38502, of May 11, 1998, and the benefit obtained is 50% of ICMS due for the maximum period of 8 years, as from September 1998. The amount accumulated since the beginning of the benefit, recorded as a capital reserve in shareholders’ equity, is R$ 561 (2004—R$ 472), of which R$ 226 was used to increase capital, as approved at the General Shareholders Meetings in 2004, 2003, 2001 and 2000.

Since 2003, the fiscal incentive PDTI—Program for technological and Industrial Development was granted to the Company, ruled by Law 9532/97, Decree 949/93 and Order 130/02 of Ministry of Science and Technology. The benefit is over a 60 month period, as from March 2002, therefore, extended through February 2007.

(c)	Distribution of net income

According to the Company’s by-laws, net income for the year, adjusted under the terms of Law No. 6404/76, is to be appropriated as follows: (i) 5% to the legal reserve, not to exceed 20% of capital; and (ii) mandatory non-cumulative dividends, equivalent to 6% of capital, corresponding at least 25% of adjusted net income, in the terms of the law. Dividends will only be distributed when there is available income. The appropriation of the remaining net income will be determined at the General Shareholders Meeting.

(d)	The mandatory dividend, calculated according to corporate legislation and the by-laws, is as follows:

	2005	2004
Capital at the end of the year	750	700

Dividend based on 6% of capital	45	42

Net income for the year	567	547
Transfer to legal reserve	(28)	(27)

Base net income for calculation of dividend	539	520

Mandatory dividends (25% of adjusted net income)	135	130

COPESUL—Companhia Petroquímica do Sul

Notes to the Consolidated Financial Statements—(Continued)

at December 31, 2005 and 2004

All amounts in millions of reais, unless otherwise indicated

(e)	Dividends proposed by management, subject to approval at the General Meeting of shareholders, are as follows:

	2005	2004
Retained earnings at the beginning of the year
Realization of revaluation reserve	35	35
Income tax and social contribution on realized revaluation reserve	(11)	(10)
Net income for the year	567	547
Profit retained
Legal reserve	(28)	(27)
Profit distribution
Interest on own capital paid and credited	(99)	(88)
Interim dividends	(396)	(339)

Proposed dividends as of December 31	68	118

(f)	During the year ended December 31, 2005, the Company credited shareholders with interest payable on own capital in the amount of R$ 99 (2004—R$ 88 and 2003—R$ 87), of which R$ 77 were paid up to the end of the year. The income tax and social contribution benefit arising from the deductibility of this interest, recorded in the results for the year ended December 31, 2005, was R$ 34 (2004—R$ 30 and 2003—R$ 29). Interest on own capital was calculated and recorded according to Law No. 9049/95. For disclosure purposes and in accordance with Brazilian accounting practices, the expense recorded for interest on own capital was reversed in a specific line in the statement of income after the provision for taxation and charged to shareholders’ equity, in compliance with CVM Deliberation 207, of December 13, 1996.

(g)	In addition, during the year ended December 31, 2005, the Company prepaid interim dividends in the amount of R$ 396 (2004—R$ 339), approved by the Extraordinary General Shareholders Meetings held on May 30, August 15 and November 28, 2005. Payments were made on June 10, August 30 and December 15, 2005, respectively.

22  Financial expenses, net

Financial income (expenses), net is summarized as follows:

	2005	2004	2003
Income on financial investments	44	9	(137)
Monetary variations on assets	4	2	(8)
Exchange variations on assets	(22)	(3)	(82)
Interest on loans receivable	25	82	200
Other financial income	1	28	25
Interest and charges on loans and financing	(62)	(102)	(218)
Monetary variations on liabilities	(2)	(4)	(8)
Exchange variations on liabilities	33	25	255
Interest on own capital (Note 21(f))	(99)	(88)	(87)
Other financial expenses	(64)	(112)	(101)

Net total	(142)	(163)	(161)

COPESUL—Companhia Petroquímica do Sul

Notes to the Consolidated Financial Statements—(Continued)

at December 31, 2005 and 2004

All amounts in millions of reais, unless otherwise indicated

23  Other operating income (expenses), net

	2005	2004	2003
Operating income
Recovery of PIS, COFINS and ICMS	11	48
Reversal of long-term contributions and taxes		2	2
Adjustment to the accrual for sale contract	16
Other	1		2

	28	50	4

Operating expenses
Taxes, charges and contributions	(1)	(5)	(10)
Provisions for administrative, civil and labor contingencies	(3)	(2)	(1)
Actuarial liability—PETROS	(2)	(1)	(2)

	(6)	(8)	(13)

Other operating income (expenses), net	22	42	(9)

24  Financial instruments

The book value and market value of the main financial instruments are as follows:

	2005		2004
	Book value	Market value	Book value	Market value
Cash and banks	113	113	175	175
Swap receivables	53	53	1	1
Marketable securities	14	14	81	81
Receivables from related parties			146	146
Loans to third parties	6	6	9	10
Loans and financing	(372)	(366)	(356)	(351)
Export drafts to be invoiced	(92)	(92)	(124)	(124)
Swaps and options payable	(5)	(5)	(8)	(8)

	(283)	(277)	(76)	(70)

In 2004, the Company had derivative operations with the purpose of hedging for its exposure to exchange rate fluctuations in view of the significant volume of pre-payment of export operations not yet settled.

25  Insurance

The Company’s policy is to contract insurance at levels adequate for the risks involved in its operations. Considering the characteristics of its risks, management contracts insurance under the concept of maximum possible loss in a single event, and maintains coverage for operational risks, civil responsibilities and loss of profits.

Also, the Company contracts transportation, group life, sundry risks and vehicle insurance.

COPESUL—Companhia Petroquímica do Sul

Notes to the Consolidated Financial Statements—(Continued)

at December 31, 2005 and 2004

All amounts in millions of reais, unless otherwise indicated

26  PETROS—Fundação PETROBRAS de Seguridade Social

(a)	The Company and its employees contribute to PETROS—Fundação PETROBRAS de Seguridade Social, in connection with retirement and defined benefit pension plans. In 2005, the rate on the contribution salary of 12.93% on the total of income of employee linked to the plan. Company contributions during 2005 totaled R$ 6 (2004—R$ 5).

According to the PETROS bylaws and pertinent legislation, in case of a significant shortfall of technical reserves, the sponsors and participants will contribute additional financial resources. Up to the end of the year, no such supplementation was needed.

(b)	In compliance with CVM Deliberation 371/2000, the calculation of the actuarial liability at December 31 for post-employment benefits granted to employees, using the projected unit credit method, resulted in the following:

	2005	2004
Fair value of plan assets	338	270
Present value of actuarial obligations	357	301

Actuarial liability	(19)	(31)

Total net actuarial liability to be provided	(19)	(31)
Actuarial liability recorded	7	5

Unrecorded net actuarial liability	(12)	(26)

According to CVM Deliberation 371 of December 13, 2000, the Company started recognizing monthly, as from 2002, 1/60 of the unrecorded actuarial liability at December 31, 2001. Accordingly, the amount of R$ 2 was recorded in other operating expenses in 2005 (2004—R$ 2).

The main actuarial assumptions used in the determination of actuarial liabilities are presented below. Inflation was assumed to be 5% as of December 2005 (2004—5%):

	2005	2004
Real discount rate	Inflation + 6% p.a.	Inflation + 6% p.a.
Expected return on the plan assets	Inflation + 6% p.a.	Inflation + 6% p.a.
Real salary growth	Inflation + 2% p.a. up to 47 years old and none after 48 years old	Inflation + 2% p.a. up to 47 years old and none after 48 years old
Biometrics assumptions
Mortality for pension and charges (not disabled)	AT-2000	GAM-71
Mortality for pension and charges (disabled)	Experience of C.A.P.(*)	Experience of C.A.P.(*)
Disability	Álvaro Vindas(**)	Álvaro Vindas(**)
Other charges	Experience of STEA(***)	Experience of STEA(***)

(*)	C.A.P.—Caixa de Aposentados e Pensionistas, used as basis for developing the mortality table used in the actuarial computations.
(**)	Álvaro Vindas, the disability table used in actuarial computations
(***)	S.T.E.A.—Serviços Técnicos de Estatística e Atuária Ltda., the actuarial firm

COPESUL—Companhia Petroquímica do Sul

Notes to the Consolidated Financial Statements—(Continued)

at December 31, 2005 and 2004

All amounts in millions of reais, unless otherwise indicated

(c)	In May 2003, the Administrative Council approved the Complementary Pension Plan called COPESULPREV, a closed defined contribution plan. This plan aims to provide benefits to employees not included in the old PETROS plan, which is now closed to new members. Plan management will be carried out through PETROS, in an independent manner, not linked to any other pension plan managed by that entity, in compliance with Complementary Law No.109/2001. The contributions made by the Company during 2005 amount R$ 1 (2004—R$ 0.3).

27  Commitments

Purchase commitments

The Company purchases naphtha from Petrobras and Repsol-YPF as well as condensate (a raw material) from Sonatrach, based under contracts with a total minimum annual purchase volume of metric tons equivalent to R$ 4,078 (2004—R$ 3,739) valued at the prices for purchase of such products ruling at the respective year end.

Copesul purchases coal for its utility unit based under a contract that expires in 2008. The minimum annual purchase commitment is 120,000 metric tons, which amounts to R$ 13 (2004—R$ 9) valued at the prices for purchase of such products ruling at the respective year end.

The Company purchases natural gas under two long-term contracts that expire in 2023. One contract is for consumption of natural gas by its cogeneration turbine. The minimum annual purchase commitment is 66,576 metric tons, which amounts to R$ 25 (2004—R$ 28) valued at the prices for purchase of such products ruling at the respective year end. The other contract is for consumption in its utility unit. The minimum annual purchase commitment is 7,600 metric tons (2004—15,238 metric tons), which amounts to R$ 6 (2004—R$ 11) valued at the prices for purchase of such products ruling at the respective year end.

All these contracts described above have take-or-pay clauses for its quantities.

28  Subsequent event

At the Annual and Extraordinary General Meeting No. 112 held on March 6, 2005, the capitalization of a capital reserve was approved in the amount of R$ 100, increasing capital from R$ 750 to R$ 850.

29  Summary of principal differences between accounting practices adopted in Brazil (“Brazilian GAAP”) and US GAAP

29.1  Narrative description of differences between Brazilian GAAP and US GAAP

A summary of the Company’s principal accounting policies that affect the determination of net income and shareholder’s equity in Brazilian GAAP as compared to US GAAP is set forth in this section. Section 29.2 includes a quantitative reconciliation of net income and shareholders’ equity between Brazilian GAAP and US GAAP.

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

at December 31, 2005 and 2004

All amounts in millions of reais, unless otherwise indicated

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

As a result, the reconciliations presented in Note 29.2 include a reversal of such revaluation and related depreciation recognized under Brazilian GAAP.

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

(d) Pension benefits

Pension benefit obligations for Brazilian GAAP purposes should be accounted for following CVM Instruction 371/2000, which requires the mandatory application of Brazilian Accounting Standard IBRACON NPC 26. Under CVM Instruction 371/2000, disclosure of pension and other post-retirement obligations is required as from December 31, 2001 while recognition of the related obligations is required as from years ended December 31 2002. As permitted by NPC 26 the initial transitional obligation, which is the difference between

COPESUL—Companhia Petroquímica do Sul

Notes to the Consolidated Financial Statements—(Continued)

at December 31, 2005 and 2004

All amounts in millions of reais, unless otherwise indicated

plan assets and plan projected benefit obligation at the date of initial recognition, may be recognized by the Company over a 60 month period as from the year ended December 31, 2002. After initial application of the standard, actuarial gains and losses are deferred and recognized in income over the estimated remaining service period of the employees to the extent that those actuarial gains and losses exceed 10% of the higher of the plan assets and the projected benefit obligation.

Under US GAAP, pension benefits should be recorded in accordance with SFAS No. 87,”Employer’s Accounting for Pensions”. The Company is a sponsor of PETROS—Fundação Petrobras de Seguridade Social which administers a defined benefit plan for the employees of the Company. The defined benefit pension plan sponsored by the Company was considered a multi-employer plan prior to August 2002 with each plan sponsor, including the Company, jointly responsible for the plan benefits relating to all sponsors. Through August 2002, contributions to the defined pension plan were recognized as expense when due. Effective August 2002, the liabilities and assets of PETROS were legally dissagregated for each sponsor and the Company began to account for the plan under the accounting requirements for single-employer pension plans, based on actuarial assumptions. The prior service cost as of August 2002 is being recognized as expense over the estimated remaining service period of the employees. As from August 2002, actuarial gains and losses are deferred and recognized in income over the estimated remaining service period of the employees to the extent that those actuarial gains and losses exceed 10% of the higher of the plan assets and the projected benefit obligation. Under US GAAP if the accumulated benefit obligation exceeds the fair value of plan assets, a liability is required to be recorded for at least the difference between those amounts. If the liability already recorded in the balance sheet is less than such amount, an additional minimum liability is required to be recognized against an equal amount recognized as an intangible asset to the limit of the unrecognized prior service cost.

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

The measurement date used to determine pension benefits is December 31 for US GAAP both in 2005 and 2004, while for purposes of Brazilian GAAP the Company has used November 30 for 2005 and 2004.

The funded status of the defined benefit pension plan as at December 31, 2005 and 2004 and the additional disclosures required by SFAS No. 132, “Employer’s Disclosures About Pensions and Other Post-Retirement Benefits”, as amended, are as follows:

Changes in plan assets, benefit obligation and funded status

	Years ended December 31
	2005	2004	2003
Change in benefit obligation
Benefit obligation at beginning of year	305	256	209
Service cost	7	6	5
Interest cost	33	28	23
Benefit payments	(19)	(14)	(11)
Actuarial losses	33	29	30

Benefit obligation at end of year	359	305	256

COPESUL—Companhia Petroquímica do Sul

Notes to the Consolidated Financial Statements—(Continued)

at December 31, 2005 and 2004

All amounts in millions of reais, unless otherwise indicated

	Years ended December 31
	2005	2004	2003
Plan assets at fair value
Plan assets at fair value at beginning of year	282	230	196
Actual return on plan assets	74	57	38
Employer contributions (net of administrative fee)	6	5	4
Employee contributions (net of administrative fee)	4	4	3
Benefit payments	(19)	(14)	(11)

Plan assets at fair value at end of year	347	282	230

	At December 31
	2005	2004
Funded status
Funded status at end of year	(12)	(23)
Unrecognized prior service cost	20	23
Unrecognized net actuarial losses	(15)	(5)

Accrued benefit cost	(7)	(5)

Under US GAAP, a additional minimum liability is required to be recognized which would be recorded against intangible assets not affecting therefore the reconciliations presented in Note 29.2 The additional minimum liability to be recognized is presented below:

	2005	2004
Accrued benefit cost to be recognized under US GAAP	7	5
Total minimum liability	8	18

Amount of additional minimum liability and intangible asset	1	13

The accumulated benefit obligation for the referred defined benefit pension plan was R$ 355 (2004—R$ 300).

Components of net periodic benefit cost

	Years ended December 31
	2005	2004	2003
Service cost	7	6	5
Interest cost	33	28	23
Expected return on plan assets	(31)	(26)	(22)
Amortization of unrecognized prior service cost	3	4	3
Employee contributions (net of administrative fee)	(4)	(4)	(3)

Net periodic benefit cost	8	8	6

COPESUL—Companhia Petroquímica do Sul

Notes to the Consolidated Financial Statements—(Continued)

at December 31, 2005 and 2004

All amounts in millions of reais, unless otherwise indicated

Actuarial assumptions

	2005	2004	2003
Assumed discount rate	Inflation + 6.0% p.a.	Inflation + 6.0% p.a.	Inflation + 6.0% p.a.
Expected rate of future salary increases	Inflation + 2% p.a. up to 47 years old and none after 48 years old	Inflation + 2% p.a. up to 47 years old and none after 48 years old	Inflation + 2% p.a. up to 47 years old and none after 48 years old
Expected rate of future pension increases	Inflation + 0.0% p.a.	Inflation + 0.0% p.a.	Inflation + 0.0% p.a.
Expected rate of return on plan assets	Inflation + 6.0% p.a.	Inflation + 6.0% p.a.	Inflation + 6.0% p.a.
Inflation	5% p.a.	5% p.a.	5% p.a.

Plan assets

The Company’s weighted-average pension plan asset allocations by asset category at December 31, 2005, and 2004 are as follows:

	2005	2004
Asset Category
Equity securities	33.42%	43.80%
Debt securities	50.51%	40.29%
Real estate	6.96%	6.94%
Other (loans and financing)	9.11%	8.97%

	100.00%	100.00%

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

Other disclosures

The Company expects to contribute R$ 6 to the pension plan in 2006.

The benefits expected to be paid in each of the next five fiscal years and in the aggregate for the five fiscal years thereafter are as follows:

Year
2006	14
2007	18
2008	20
2009	21
2010	23
2011 to 2015	139

235

COPESUL—Companhia Petroquímica do Sul

Notes to the Consolidated Financial Statements—(Continued)

at December 31, 2005 and 2004

All amounts in millions of reais, unless otherwise indicated

(e) Deferred charges

Under Brazilian GAAP, pre-operating expenses incurred in the construction or expansion of a new facility may be deferred until the facility begins commercial operations. Additionally, all costs related to the organization and start-up of a new business may be capitalized to the extent that they are considered recoverable. Deferred charges are amortized over a period of five to ten years. As described in Note 13 the company deferred pre-operating expenses related to expansion, projects for new products, and to organizational restructurings, which are being amortized at the rate of 20% p.a.

Under US GAAP, the rules are restrictive as to the costs that can be capitalized and the amounts recorded as deferred charges under Brazilian GAAP do not meet the criteria for capitalization and should be expensed as incurred.

As a result, the reconciliations presented in Note 29.2 include a reversal of those charges which were deferred under Brazilian GAAP.

(f) Tax incentives

Under Brazilian GAAP, the various tax incentives of the Company (in the form of tax reduction or exemption for defined periods) are accounted for directly as an increase in a capital reserve account in shareholders’ equity. The Company records the taxes as expense in the consolidated statement of income for the amounts that would be due absent the benefit, and recognizes a reduction in the tax payable against the capital reserve.

For US GAAP reconciliation purposes the amount of those incentives is recognized directly in the statement of income.

(g) Income tax and social contribution on the revaluation of property, plant and equipment

Under Brazilian GAAP, and as explained in Note 12, no deferred tax liability was recognized for the difference between the tax value and the book value of property, plant and equipment that resulted from the revaluation of property, plant and equipment. Depreciation in the financial statements is recorded based on the revaluated amount. For income tax purposes, depreciation is deductible based on only the historical restated cost of property, plant and equipment acquired and the amortization of the revaluation is not deductible. The revaluation, when originally recorded, was recognized as an increase in property, plant and equipment against a capital reserve. The reserve is reduced against retained earnings as the revaluation is recognized as expense through depreciation or through the sale of the revalued assets. The increase in income tax payable resulting from the non-deductibility of the revaluation is recognized as a reduction in equity against retained earnings.

Under US GAAP, no deferred tax is required to be recorded on the revaluation because the revaluation is already reverted. The increase in income tax payable resulting from non-deductibility of the revaluation is considered an expense for purposes of the reconciliation presented in Note 29.2.

(h) Derivative financial instruments

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

at December 31, 2005 and 2004

All amounts in millions of reais, unless otherwise indicated

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

(i) Provision for dividends and interest on own capital

Under Brazilian GAAP, at each balance sheet date the directors are required to propose a dividend distribution from earnings and accrue for this in the financial statements. Under Brazilian GAAP, companies are permitted to distribute or capitalize an amount of interest on own capital, subject to certain limitations and calculated based on a government interest rate multiplied by shareholders’ equity. Such interest is deductible for tax purposes and is recorded as a dividend. Although not affecting net income, except for the tax benefit, the Company includes this nominal charge in financial expenses and reverses out the same amount before net income.

Under US GAAP, since proposed dividends in excess of the mandatory minimum dividend required to be paid by its by-laws may be ratified or modified at the annual Shareholders’ Meeting, such proposed dividends in excess of the mandatory minimum dividends are not considered declared at the balance sheet date and therefore are not accrued. However, interim dividends paid or interest on own capital already credited to the shareholders as capital remuneration under Brazilian legislation is considered declared for US GAAP purposes. Under US GAAP, interest on own capital are accounted for as tax-deductible dividends.

(j) Earnings per share

Under Brazilian GAAP, disclosure of earnings per share is normally computed based on the number of shares outstanding at the end of the year, although a weighted-average basis is acceptable.

Under US GAAP, in accordance with SFAS 128, “Earnings per Share”, the presentation of earnings per is required for public companies, including earnings per share from continuing operations and net income per shares on the face of the income statement, and the per share effect of changes in accounting principles. A dual presentation is required: basic and diluted. Computations of basic and diluted earnings per share data should be based on the weighted average number of common shares outstanding during the period and all dilutive potential common shares outstanding during each period presented, respectively. If a share dividend, share split or reverse share split is approved earnings per share should be retroactively restated as if such change had been in effect as of the beginning of the earliest period presented.

No financial instruments have been issued by the Company which have a dilutive effect, and therefore basic and diluted earnings per share are the same.

(k) Consolidation of receivables securitization fund (“FIDC”)

On March 1, 2004 the Company obtained financing through the FIDC, a special purpose entity. The FIDC is managed by Votorantim Assets Management DTVM Ltda., an independent asset manager. The FIDC has two classes of quotas: senior quotas and subordinated quotas. The FIDC issued senior quotas in exchange of R$ 125

COPESUL—Companhia Petroquímica do Sul

Notes to the Consolidated Financial Statements—(Continued)

at December 31, 2005 and 2004

All amounts in millions of reais, unless otherwise indicated

contributed by third-parties and subordinated quotas in exchange of R$ 25. All the subordinated quotas were issued to and are held by the Company. The senior quotas have the right to a fixed return of 106.5% of CDI. Subordinated quotas have right to any excess of net income of the fund over the return attributed to senior quotas. Senior quotas are mandatorily redeemable by the fund under an amortization schedule beginning on November 2004 and over a 22 month period. The subordinated quotas should represent at least 15% of total equity of the Fund. The FIDC is required to invest in receivables originated by the Company. As of December 31, 2005 and 2004 the Company received R$ 125 from the FIDC as payment for the purchase of receivables, R$ 25 of receivables were transferred to the FIDC in exchange for the subordinated quotas and R$ 13 of receivables were transferred to the FIDC as repayment of the proceeds received (2004—R$ 15).

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

(l) Classification of statement of income line items

Under Brazilian GAAP, in addition to the differences described in the items above, the classification of certain income and expense items is presented differently from US GAAP. We have recast our statement of income under Brazilian GAAP to present a condensed statement of income in accordance with US GAAP (Note 29.3). The reclassifications are summarized as follows:

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

COPESUL—Companhia Petroquímica do Sul

Notes to the Consolidated Financial Statements—(Continued)

at December 31, 2005 and 2004

All amounts in millions of reais, unless otherwise indicated

(m) Classification of balance sheet line items

Under Brazilian GAAP, the classification of certain balance sheet items is presented differently from US GAAP. We have recast our consolidated balance sheet under Brazilian GAAP to present a condensed consolidated balance sheet in accordance with US GAAP Note 29.3. The reclassifications are summarized as follows:

(i)	Cash equivalents is not defined under Brazilian GAAP. Cash and banks under Brazilian GAAP comprises cash in hand, placed in banks and investments in mutual funds. For US GAAP, SFAS 95, “Statements of cash flows”, defines cash equivalents as short-term , highly liquid investments (i) readily convertible to known amounts of cash and (ii) so near their maturity that they present insignificant risk of changes due to changes in interest rates. The Company has considered Cash and cash equivalents to include cash in hand, deposits and debt securities with original maturities of three months or less. Other financial instruments not meeting the definition of Cash and cash equivalents and recorded in Cash and banks under Brazilian GAAP are recorded as certificates of deposit or trading investments, as appropriate;

(ii)	Under Brazilian GAAP, in accordance with Law 6.404/76, loans receivable from related parties, resulting from non-operating transactions are classified as Long Term assets, regardless of their contractual maturity. Under US GAAP they are classified as current or non-current assets based on their contractual maturity;

(iii)	Under Brazilian GAAP, invoices for export sales for which the Company authorized a bank to use, upon their collection, the proceeds to repay export draft debt are recognized as a reduction of current assets, and debt is also reduced for the same amount. For US GAAP purposes, the invoices are presented as receivables and the debt is not reduced until collection of the proceeds and settlement of the debt have actually took place;

(iv)	Under Brazilian GAAP, deferred income taxes are not netted and assets are shown separately from liabilities. For US GAAP purposes, deferred tax assets and liabilities are netted within the same taxpayer and same tax jurisdiction and are classified as current or non-current based on the classification of the underlying temporary difference.

(n) Additional disclosures required by US GAAP

(i) Advertising costs

Advertising costs are expensed as incurred and are included in selling, general and administrative expense. Advertising costs amounted to R$ 14, R$ 9 and R$ 7 for the years ended December 31, 2005, 2004 and 2003, respectively.

(ii) Freight expenses

Freight expenses are recorded in a specific line as selling expenses in the following amounts: R$ 70, R$ 69 and R$ 62 at December 31, 2005, 2004 and 2003, respectively.

(o) Recently issued accounting standards

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

at December 31, 2005 and 2004

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

In December 2004, the FASB issued SFAS No. 153, Exchanges of Nonmonetary Assets, an amendment of APB Opinion No. 29, which eliminates the exception from fair value measurements for nonmonetary exchanges of similar productive assets and replaces it with an exception for exchanges that do not have commercial substance. A nonmonetary exchange has commercial substance if the future cash flows of the entity are expected to change significantly as a result of the exchange. SFAS no. 153 is effective for nonmonetary asset exchanges occurring in fiscal periods beginning after June 15, 2005, with earlier adoption permitted. The company does not believe that the adoption of SFAS No. 153 will have a material impact on the company’s consolidated financial position or results of operations.

COPESUL—Companhia Petroquímica do Sul

Notes to the Consolidated Financial Statements—(Continued)

at December 31, 2005 and 2004

All amounts in millions of reais, unless otherwise indicated

29.2  Reconciliation of differences between Brazilian GAAP and US GAAP

29.2.1  Differences in net income

	Reference in 29.1		Years ended December 31
			2005	2004	2003
Net income under Brazilian GAAP			567	547	168

1. Remeasurement of financial statements for the effect of inflation:
(i) Depreciation on fixed assets for the year	(a	)	(77)	(76)	(76)
(ii) Inventories	(a	)
2. Reversal of depreciation for the year on revaluation of property, plant and equipment	(b	)	35	35	35
3. Depreciation of capitalized interest on construction of property, plant and equipment	(c	)	(9)	(8)	(8)
4. Effect in net income of pension benefits	(d	)		(1)	1
5. Reversal of amortization related to deferred charges	(e	)	2	5	9
6. Recognition as expense of amounts recorded as deferred charged during the year	(e	)	(3)	(1)	(4)
7. Tax incentives:	(f	)
(i) Company Operation Fund—FUNDOPEM			90	89	104
(ii) Program for Technological and Industrial Development—PDTI			3	3
8. Income tax and social contribution on the revaluation of property, plant and equipment	(g	)	(11)	(10)	(10)
9. Derivative financial instruments	(h	)		(1)	115
10. Deferred income tax on all adjustments except for 2, 7 and 8			32	27	(15)
11. Other adjustments			(6)	2	7

Net income under US GAAP			623	611	326

Weighted average number of shares issued and outstanding after giving retroactive effect to the reverse share split approved on January 20, 2005 (Note 28)—Basic and diluted			150,217,167	150,217,167	150,217,167

Earnings per share (in Brazilian Reais)			4.15	4.06	2.17

COPESUL—Companhia Petroquímica do Sul

Notes to the Consolidated Financial Statements—(Continued)

at December 31, 2005 and 2004

All amounts in millions of reais, unless otherwise indicated

29.2.2  Differences in Shareholders’ equity

			December 31
	Reference		2005	2004
Shareholders’ equity under Brazilian GAAP			1,247	1,161

1. Remeasurement of financial statements for the effect of inflation:
(i) Fixed assets net of accumulated depreciation	(a	)	85	162
(ii) Inventories	(a	)	1	1
2. Reversal of revaluation of property, plant and equipment	(b	)	(109)	(144)
3. Capitalization of interest on construction of property, plant and equipment	(c	)	186	186
4. Depreciation of capitalized interest on construction of property, plant and equipment	(c	)	(140)	(131)
5. Reversal of amortization related to deferred charges	(e	)	62	59
6. Recognition as expense of amounts recorded as deferred charged during the year	(e	)	(73)	(69)
7. Deferred income tax on all adjustments except for 2 and 8			(41)	(73)

8. Proposed dividends in excess of mandatory minimum dividend	(i	)	68	118
9. Other adjustments				6

Shareholders’ equity under US GAAP			1,286	1,276

COPESUL—Companhia Petroquímica do Sul

Notes to the Consolidated Financial Statements—(Continued)

at December 31, 2005 and 2004

All amounts in millions of reais, unless otherwise indicated

29.3  US GAAP condensed financial information

Based on the reconciling items and discussion above, Copesul’s condensed consolidated balance sheet, statement of income condensed consolidated and statement of changes in shareholders’ equity under US GAAP are as follows:

(a) Condensed balance sheet under US GAAP

	2005	2004
Assets

Current assets
Cash and cash equivalents	64	97
Trading investments	41	132
Certificates of deposit	3	2
Loans to related parties		146
Trade accounts receivable	198	219
Inventories, net	495	427
Taxes and charges recoverable	29	7
Deferred income taxes	5	29
Swaps receivable	53	1
Prepaid expenses	14	13
Prepaid income taxes	230	192
Other accounts receivable	9	7

	1,141	1,272

Property, plant and equipment, net	1,129	1,210

Other noncurrent assets
Held-to-maturity investments	1	1
Investments at cost, net	9	11
Judicial deposits	8	14
Taxes and charges recoverable	103	97
Prepaid expenses	6	5
Loans to third parties	6	9
Intangible asset—recognition of minimum pension obligation	1	13
Other accounts receivable	1	1

	135	151

Total assets	2,405	2,633

COPESUL—Companhia Petroquímica do Sul

Notes to the Consolidated Financial Statements—(Continued)

at December 31, 2005 and 2004

All amounts in millions of reais, unless otherwise indicated

	2005	2004
Liabilities and shareholders’ equity

Current liabilities
Suppliers	156	148
Social and labor contributions and charges	49	53
Provision for income taxes	231	225
Taxes and charges payable	42	35
Short-term debt, including current portion of long-term debt	231	128
Short-term export drafts, including current portion of long-term export drafts	19	191
Quotas subject to mandatory redemption	51	85
Provision for programmed maintenance	16	55
Interest on own capital	21	19
Payables related to swaps, forwards and options	5	8
Advances from customers	13	11
Retirement benefit obligation	6	5
Profit sharing and other	27	26

	867	989

Long-term liabilities
Long-term debt, net of current portion	84	98
Long-term export draft, net of current portion	91	103
Quotas subject to mandatory redemption		45
Provision for programmed maintenance	52	44
Deferred income taxes	12	57
Provision for tax, civil and labor proceedings	11	9
Retirement benefit obligation	2	12

	252	368

Commitments and contingencies

Shareholders’ equity	1,286	1,276

Total liabilities and shareholders’ equity	2,405	2,633

COPESUL—Companhia Petroquímica do Sul

Notes to the Consolidated Financial Statements—(Continued)

at December 31, 2005 and 2004

All amounts in millions of reais, unless otherwise indicated

(b) Condensed statement of income under US GAAP

	2005	2004	2003
Gross sales	7,348	7,153	5,453
Taxes and contributions on sales	(1,642)	(1,623)	(1,123)

Net sales and services	5,706	5,530	4,330
Cost of products, utilities and services	(4,651)	(4,454)	(3,799)

Gross profit	1,055	1,076	531

Operating (expenses) income
Selling, general and administrative	(184)	(189)	(157)
Employees profit sharing	(22)	(20)	(10)
Other operating income (expenses), net	28	44	(7)

Operating profit	877	911	357

Non-operating income (expenses)
Financial income (expenses), net	(62)	(81)	(132)
Loss on anticipated payment of debt paid in advance settlement		(16)
Foreign exchange gains, net	12	22	173
Other	5		(1)

Income before income taxes and social contribution	832	836	397

Income tax benefit (expense)
Current	(231)	(272)	(44)
Deferred	22	47	(27)

Net income for the year	623	611	326

(c) Condensed statement of changes in shareholders’ equity under US GAAP

	Years Ended December 31
	2005	2004	2003
At beginning of the year	1,276	1,102	985
Net income	623	611	326
Dividends	(514)	(349)	(123)
Interest on own capital	(99)	(88)	(86)

At end of the year	1,286	1,276	1,102

COPESUL—Companhia Petroquímica do Sul

Notes to the Consolidated Financial Statements—(Continued)

at December 31, 2005 and 2004

All amounts in millions of reais, unless otherwise indicated

29.4  Statements of cash flows

	2005	2004	2003
Cash provided by operating activities
Net income for the year	623	611	326
Adjustments to reconcile net income to net cash provided by operating activities
Depreciation and amortization	250	248	244
Provision for programmed maintenance (appropriation)	26	54	29
Provision for administrative, civil and labor contingencies	4	3	2
Provision for actuarial liabilities—PETROS	2	2	2
Loss on disposals of assets	5		3
Interest, foreign exchange and monetary variation on long-term
Liabilities	(16)	(11)	(163)
Other assets	5	(7)	(11)
Loss (gain) on trading investments	10	14	(15)
Interest on investment in certificates of deposit	(1)	(2)
Interest on quotas subject to mandatory redemption	(10)	16
Unrealized gain related to forwards, swaps and options, net	(3)	(30)	(73)
Interest, foreign exchange and monetary variation on loans to related parties and other current liabilities	15	(12)	62
Interest and monetary variation on short-term debts	(22)	(33)	(69)
Deferred income tax	(22)	(47)	27
Decrease/increase in assets and liabilities
Trade accounts receivable	21	277	(213)
Inventories	(68)	(144)	21
Purchases of trading investments	(186)	(928)	(459)
Sales and redemptions of trading investments	267	1,077	179
Other assets	155	(91)	11
Suppliers	8	34	(321)
Provision for programmed maintenance (use)	(57)	(18)	(12)
Other liabilities	(210)	214	68

Net cash provided by operating activities	796	1,227	(362)

COPESUL—Companhia Petroquímica do Sul

Notes to the Consolidated Financial Statements—(Continued)

at December 31, 2005 and 2004

All amounts in millions of reais, unless otherwise indicated

	2005	2004	2003
Cash flows from investing activities
Held-to-maturity investments, net		(1)	25
Redemptions in certificates of deposit		24	70
Investment in certificates of deposit	(1)
Receivables related to forwards, swaps and options, net	(52)	9	373
Loans to related parties
Issuances		(325)	(880)
Repayments	130	522	1,007
Acquisitions of property, plant and equipment	(171)	(131)	(47)
Acquisitions of investments		(2)

Net cash provided by (used in) investing activities	(94)	96	548

Cash flows from financing activities
Short-term debt
Proceeds	1,198	514	963
Payments	(1,183)	(706)	(976)
Long-term debt
Proceeds	81	133	590
Payments	(153)	(989)	(636)
Quotas subject to mandatory redemption
Proceeds		125
Payments	(68)	(12)
Dividends paid	(513)	(346)	(123)
Interest on own capital paid	(97)	(83)	(72)

Net cash used in financing activities	(735)	(1,364)	(254)

Net decrease in cash and cash equivalents	(33)	(41)	(70)

Cash and cash equivalents at beginning of year	97	138	208

Cash and cash equivalents at end of the year	64	97	138

Cash paid during the period for
Interest	63	106	129
Income taxes	238	244	97

*        *        *

EXHIBIT INDEX

1.01	By-laws, as amended through March 31, 2005 (English translation).

4.01	Share Purchase Agreement, dated as of April 6, 2006, between Braskem S.A., SPQ Investimentos e Participações Ltda., Sumitomo Chemical Company, Limited, and Itochu Corporation.

4.02	Protocol and Justification of the Merger of Polialden Petroquímica S.A. into Braskem S.A., dated May 5, 2006 (English translation).

4.17	Amendment I-A, dated January 3, 2005, to Electric Power Purchase and Sale Agreement, dated October 20, 2004, between Companhia Hidro Elétrica do São Francisco—CHESF and Braskem S.A. (UNIB-BA) (English translation).

4.18	Second Amendment, dated December 30, 2005, to Electric Power Purchase and Sale Agreement, dated October 20, 2004, between Companhia Hidro Elétrica do São Francisco—CHESF and Braskem S.A. (UNIB-BA) (English translation).

4.23	Braskem S.A. Long-Term Incentive Plan (English translation).

4.24	Amendment and Restatement of Section 7 of Braskem’s Long-Term Incentive Plan, adopted at Extraordinary Shareholder’s Meeting on April 7, 2006 (English translation).

12.01	Certification of Principal Executive Officer dated June 29, 2005 pursuant to Exchange Act Rules 13a-15(e) and 15d-15(e)

12.02	Certification of Principal Financial Officer dated June 29, 2005 pursuant to Rules 13a-15(e) and 15d-15(e)

13.01	Certifications of Principal Executive Officer and Principal Financial Officer dated June 29, 2005 pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002