Form 20-F
period 2006-12-31
BRASKEM SA
filed 2007-06-07
CIK 1071438

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934
OR

☑	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
FOR THE FISCAL YEAR ENDED DECEMBER 31, 2006
OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
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
Securities registered pursuant to Section 12(g) of the Act: None
Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act: None
The total number of issued shares of each class of stock of Braskem S.A. as of December 31, 2006 was: 123,492,142 Common Shares, no par value per share, 246,107,138 Preferred Shares, Class A, no par value per share, and 803,066 Preferred Shares, Class B, no par value per share.
Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.
Yes ☑ No ☐
If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.
Yes ☐ No ☑
Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.
Yes ☑ No ☐
Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer. See definition of “accelerated filer and large accelerated filer” in Rule 12b-2 of the Exchange Act. (Check one):
Large accelerated filer ☑           Accelerated filer ☐           Non-accelerated filer ☐
Indicate by check mark which financial statement item the registrant has elected to follow.
Item 17 ☐ Item 18 ☑
     If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).
Yes ☐ No ☑

INTRODUCTION
     All references herein to the “real,” “reais” or “R$” are to the Brazilian real, the official currency of Brazil. All references to “U.S. dollars,” “dollars” or “US$” are to U.S. dollars.
     All references herein (1) to “we,” “us” or “our company” are references to Braskem S.A., its consolidated subsidiaries and jointly controlled entities, and (2) to “Braskem” are references solely to Braskem S.A.
     On May 31, 2007, the exchange rate for reais into U.S. dollars was R$1.929 to US$1.00, based on the selling rate as reported by the Central Bank of Brazil (Banco Central do Brasil), or the Central Bank. The selling rate was R$2.138 to US$1.00 at December 31, 2006 and the commercial selling rate was R$2.341 to US$1.00 at December 31, 2005 and R$2.654 to US$1.00 at December 31, 2004, in each case, as reported by the Central Bank. The real/U.S. dollar exchange rate fluctuates widely, and the selling rate at May 31, 2007 may not be indicative of future exchange rates. See “Item 3. Key Information—Exchange Rates” for information regarding exchange rates for the Brazilian currency since January 1, 2002.
     Solely for the convenience of the reader, we have translated some amounts included in “Item 3. Key Information—Selected Financial Information” and elsewhere in this annual report from reais into U.S. dollars using the selling rate as reported by the Central Bank at December 31, 2006 of R$2.138 to US$1.00. These translations should not be considered representations that any such amounts have been, could have been or could be converted into U.S. dollars at that or at any other exchange rate. Such translations should not be construed as representations that the real amounts represent or have been or could be converted into U.S. dollars as of that or any other date.
Financial Statements
Braskem Financial Statements
     We maintain our books and records in reais.
     Our consolidated financial statements at December 31, 2006 and 2005 and for each of the years ended December 31, 2006, 2005 and 2004 have been audited, as stated in the report appearing herein, and are included in this annual report.
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
     Consistent with Brazilian GAAP, our consolidated financial statements at December 31, 2006 and 2005 and for the years ended December 31, 2006, 2005 and 2004 have been prepared in accordance with Brazilian Securities Commission Instruction No. 247/96, as amended by Brazilian Securities Commission Instruction Nos. 269/97 and 285/98, which we refer to collectively as Instruction 247. Instruction 247 requires our company to proportionally consolidate jointly controlled companies that are not our subsidiaries, but which we jointly control with one or more other shareholders.

     Our consolidated financial statements reflect reclassifications in 2005 and 2004 of the following items to provide a better comparison among 2006, 2005 and 2004:
•	Prior to January 1, 2006, we recorded expenditures for programmed maintenance shutdowns of our plants as “Deferred charges.” Such expenses occur at scheduled intervals from one to six years and are depreciated to production cost until the beginning of the next maintenance shutdown. Beginning January 1, 2006, in accordance with IBRACON Technical Interpretation 01/2006, we recorded all programmed maintenance shutdown expenses in property, plant and equipment as “Machinery, equipment and facilities.” In addition, the retrospective effects of depreciation with the adoption of this interpretation was recognized as shareholders’ equity. Accordingly, for periods ending after January 1, 2006, we have reclassified the amount of R$400.2 million from deferred charges to property, plant and equipment, and recognized the amount of R$164.9 million in shareholders’ equity.

•	Prior to January 1, 2006, we recorded quotas subject to mandatory redemption as a separate line item of our balance sheet and not as part of loans and financing. Pursuant to Brazilian Securities Commission (Comissão de Valores Mobiliários , or CVM) Release 01/2006, we now present liabilities related to quotas subject to mandatory redemption as part of loans and financing. Accordingly, short-term loans and financing (including current portion of long-term debt) at December 31, 2005 and 2004 reflect the reclassification of quotas subject to mandatory redemption in the amount of R$225.4 million and R$22.4 million, respectively, and long-term loans and financing at December 31, 2005 and 2004 reflect the reclassification of quotas subject to mandatory redemption in the amount of R$404.1 million and R$201.8 million, respectively.

•	Prior to 2005, our management was considering strategic alternatives with respect to the share capital that we own in Petroflex Indústria e Comércio S.A., or Petroflex, including the possible sale of this share capital. In 2005, our management decided to maintain its investment in Petroflex. At December 31, 2005, we owned 20.1% of the total and voting share capital of Petroflex. As a result, we have proportionally consolidated Petroflex in our consolidated financial statements at and for the year ended December 31, 2005. In previous years, we recorded our investment in Petroflex as an investment in an associated company. In order to provide a better comparison among 2006, 2005 and 2004, we have proportionally consolidated Petroflex in our consolidated financial statements at and for the year ended December 31, 2004.

•	Beginning on January 1, 2005, pursuant to CVM Instruction 408, we are required to fully consolidate special purpose entities in our consolidated financial statements if specific criteria are met. These special purpose entities include, among others, Chemical Credit Rights Investment Fund ( Chemical Fundo de Investimento em Direitos Creditórios ) and Chemical Credit Rights Investment Fund II ( Chemical II Fundo de Investimento em Direitos Creditórios ). In order to provide a better comparison between 2006, 2005 and 2004, we have fully consolidated our special purpose entities in our consolidated financial statements at and for the year ended December 31, 2004. See notes 2 and 4 to our consolidated financial statements.

•	Prior to 2005, we proportionally consolidated Companhia de Desenvolvimento Rio Verde, or Codeverde, in our consolidated financial statements. At December 31, 2005, we owned 35.5% of the total share capital and voting share capital of Codeverde. In 2005, the CVM granted our request for authorization to record our investment in Codeverde as an investment in an associated company pursuant to Instruction 247. In order to provide a better comparison between 2006, 2005 and 2004, we have recorded our investment in Codeverde as an investment in an associated company in our consolidated financial statements at and for the year ended December 31, 2004. See notes 2 and 4 to our consolidated financial statements.

•	Prior to December 31, 2004, judicial deposits were recorded as long-term receivables. Pursuant to CVM Deliberation No. 489, we now state contingent liabilities net of the corresponding judicial deposits. In our 2004 consolidated balance sheet, we have reclassified R$170.3 million as long-term taxes and contributions.

     The financial statements for the year ended December 31, 2006 consider the full consolidation of Politeno Indústria e Comércio S.A., or Politeno, which became effective on April 1, 2006 (from January to March 2006, Politeno’s financial statements were proportionally consolidated). The financial statements of Politeno are presented in Note 3 (g) of the consolidated financial statements.
Copesul Financial Statements
     We have included separate consolidated financial statements of Copesul—Companhia Petroquímica do Sul, or Copesul, in this annual report because Copesul constitutes a “significant” jointly controlled company, accounting for 96.6% of our income from continuing operations before income taxes in 2006. Copesul maintains its books and records in reais and prepares its financial statements in accordance with Brazilian GAAP. Copesul’s consolidated financial statements at December 31, 2006 and 2005 and for each of the years ended December 31, 2006, 2005 and 2004 included in this annual report have been audited, as stated in the report appearing herein. Copesul’s consolidated financial statements are proportionally consolidated into the Braskem’s consolidated financial statements under Brazilian GAAP, as described above under “—Braskem Financial Statements.”
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
     Our forward-looking statements may be influenced by factors, including the following:
•	general economic, political and business conditions in our company’s markets, both in Brazil and abroad, including demand and prices for petrochemical products;

•	interest rate, commodity price, inflation and exchange rate volatility;

•	the cyclical nature of the Brazilian and global petrochemical industries;

•	our ability to obtain financing on satisfactory terms;

•	competition;

•	actions taken by our major shareholders and other shareholders with convertible securities entitling them to acquire significant numbers of our shares;

•	prices of naphtha and other raw materials;

•	decisions rendered in pending major tax, labor and other legal proceedings;

•	final decisions by Brazilian antitrust authorities regarding recent acquisitions by our company; and

•	other factors identified or discussed under “Item 3. Key Information—Risk Factors.”
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
     The selected financial data at December 31, 2006 and 2005 and for the three years ended December 31, 2006 have been derived from our consolidated financial statements included in this annual report. The selected financial data at December 31, 2004, 2003 and 2002 and for the years ended December 31, 2003 and 2002 has been derived from our audited consolidated and combined financial statements that are not included in this annual report.
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

	At and for the Year Ended December 31,
	2006(1)		2006		2005		2004		2003(2)		2002(2)(3)
	(in millions of
	US$, except
	financial
	ratios)				(in millions of reais, except financial ratios)
Statement of Operations Data

Brazilian GAAP:
Net sales revenue	US$	6,077.0	R$	12,992.7	R$	13,075.1	R$	12,389.5	R$	10,300.2	R$	7,576.6
Cost of sales and services rendered		(5,047.7)		(10,792.1)		(10,361.7)		(9,223.0)		(8,224.6)		(6,175.5)
Gross profit		1,029.3		2,200.6		2,713.4		3,166.5		2,075.6		1,401.1
Selling, general and administrative expenses		(445.0)		(951.5)		(787.1)		(677.0)		(488.4)		(577.7)
Investment in associated companies, net(4)		(13.5)		(28.8)		(109.8)		(107.6)		(170.5)		(251.7)
Depreciation and amortization		(180.1)		(385.0)		(355.6)		(359.7)		(193.5)		(222.4)
Financial expenses		(513.5)		(1,097.9)		(675.8)		(1,307.2)		(720.8)		(3,481.5)
Financial income		74.5		159.5		(33.6)		68.6		9.2		619.6
Zero-rated IPI credit		—		—		—		—		—		1,030.1
Other operating income, net		87.1		186.1		22.8		43.0		55.5		102.6

Operating income (loss)		38.8		83.0		774.3		826.6		567.1		(1,379.9)
Non-operating expenses, net		3.3		7.1		(25.2)		(29.8)		(4.5)		(98.0)

Income (loss) before income tax and social contribution (current and deferred) and minority interest		42.1		90.1		749.1		796.8		562.6		(1,477.9)
Income tax and social contribution (current and deferred)		6.0		12.8		(177.3)		(85.1)		(121.3)		(89.8)

Income (loss) before minority interest		48.1		102.9		571.8		711.7		441.3		(1,567.7)

	At and for the Year Ended December 31,
	2006(1)		2006		2005		2004		2003(2)		2002(2)(3)
	(in millions of
	US$, except
	financial
	ratios)				(in millions of reais, except financial ratios)
Minority interest		(0.7)		(1.6)		54.0		(24.6)		(226.2)		189.0

Net income (loss)	US$	47.4	R$	101.3	R$	625.8	R$	687.1	R$	215.1	R$	(1,378.7)

Number of shares outstanding at year end, excluding treasury shares (in thousands):
Common shares				123,492		120,860		120,860		102,432		98,087
Class A preferred shares				231,744		240,393		240,373		170,379		168,491
Class B preferred shares				803		803		842		916		916
Net income (loss) per share at year end		0.13		0.28		1.73		1.90		0.79		(5.15)
Net income (loss) per ADS at year end		0.27		0.57		3.46		3.80		1.57		(10.31)
Dividends declared per share:
Common shares		—		—		0.90		0.56		—		—
Class A preferred shares		0.07		0.16		0.90		0.56		—		0.13
Class B preferred shares		0.07		0.16		0.56		0.56		—		0.13
Dividends declared per ADS		0.15		0.32		1.80		1.12		—		—

U.S. GAAP:
Net income (loss) for the year	US$	75.6	R$	161.6	R$	741.2	R$	843.1	R$	378.1	R$	(1,144.0)
Basic earnings (loss) per share (weighted average):
Common shares		0.06		0.13		2.05		2.63		1.41		(11.93)
Class A preferred shares		0.28		0.59		2.05		2.69		1.37		—
Class B preferred shares		0.29		0.63		0.63		0.56		0.44		—
Basic earnings (loss) per ADS (weighted average)		0.55		1.18		4.10		5.38		2.74		—
Diluted earnings (loss) per share (weighted average):
Common shares		0.06		0.13		1.95		2.40		1.41		(11.93)
Class A preferred shares		0.28		0.59		1.95		2.40		1.37		—
Class B preferred shares		0.29		0.63		0.63		0.56		0.44		—
Diluted earnings (loss) per ADS (weighted average)		0.55		1.18		3.90		4.80		2.40		—

Balance Sheet Data

Brazilian GAAP:
Cash, cash equivalents and other investments	US$	917.2	R$	1,961.0	R$	2,281.5	R$	1,815.6	R$	1,221.2	R$	821.0
Short-term trade accounts receivable		746.0		1,594.9		1,493.3		1,630.6		1,241.0		959.0
Short-term inventories		826.6		1,767.3		1,567.4		1,562.4		1,092.3		889.1
Property, plant and equipment, net (5)		3,128.5		6,688.7		6,364.4		5,830.4		5,090.9		5,296.7
Total assets		7,626.0		16,304.3		15,590.8		15,050.4		14,005.6		13,898.2
Short-term loans and financing (including current portion of long-term debt) (6)		305.8		653.9		1,120.4		1,808.3		2,764.1		2,746.1
Short-term debentures		541.5		1,157.7		9.3		5.0		353.4		32.1
Short-term related party debt		—		—		3.1		—		5.5		8.2
Long-term loans and financing (6)		1,840.9		3,935.8		3,261.6		3,261.4		3,628.0		3,891.6
Long-term debentures		459.4		982.2		1,599.3		1,167.9		1,143.0		1,190.2
Long-term related party debt		2.2		4.8		3.0		115.8		177.6		189.3
Minority interest		10.2		21.8		121.2		203.1		554.4		433.1

	At and for the Year Ended December 31,
	2006(1)		2006		2005		2004		2003(2)		2002(2)(3)
	(in millions of
	US$, except
	financial
	ratios)				(in millions of reais, except financial ratios)
Share capital		1,640.9		3,508.3		3,403.0		3,403.0		1,887.4		1,845.4
Shareholders’ equity		2,016.8		4,311.9		4,535.8		4,183.7		2,112.6		1,821.8

U.S. GAAP
Total assets	US$	6,964.8	R$	14,890.7	R$	13,634.0	R$	12,671.7	R$	11,058.2	R$	10,531.7
Shareholders’ equity		1,387.7		2,966.8		2,918.4		2,439.6		7.8		(415.2)

Other Financial Information

Brazilian GAAP:
Cash Flow Data:

Net cash provided by (used in):
Operating activities	US$	189.6	R$	405.3	R$	1,719.4	R$	1,916.0	R$	596.9	R$	790.0
Investing activities		(567.4)		(1,213.1)		(1,048.0)		(1,014.4)		(469.4)		(646.7)
Financing activities		102.5		219.2		(329.7)		166.0		379.1		(237.2)

Other Information:
Capital expenditures:
Property, plant and equipment and intangible assets	US$	445.7	R$	953.0	R$	930.2	R$	704.4	R$	223.7	R$	419.9
Investments in other companies		104.2		222.7		34.0		23.6		71.7		13.1

	At and for the Year Ended December 31,
	2006	2005	2004	2003	2002
Operating Data(7):
Ethylene:
Domestic sales volume (in thousands of tons)	1,108.5	1,169.8	1,098.9	1,047.3	994.8
Average domestic price per ton (in R$)	2,282	2,204	2,095	1,655	1,292
Propylene:
Domestic sales volume (in thousands of tons)	413.0	497.5	446.8	403.4	415.2
Average domestic price per ton (in R$)	2,110	2,132	1,833	1,477	1,106
Polyethylene:
Domestic sales volume (in thousands of tons)	672.0	502.3	498.7	446.1	491.7
Average domestic price per ton (in R$)	3,276	3,072	2,987	2,567	2,007
Polypropylene:
Domestic sales volume (in thousands of tons)	453.2	419.9	418.5	374.9	395.1
Average domestic price per ton (in R$)	3,344	3,344	3,155	2,689	1,931
Polyvinylchloride:
Domestic sales volume (in thousands of tons)	400.4	378.9	394.4	342.4	350.1
Average domestic price per ton (in R$)	2,518	2,747	3,042	2,390	2,034
Number of employees (at period end)	3,494	3,262	2,996	2,868	2,817

(1)	Translated for convenience only using the selling rate as reported by the Central Bank at December 31, 2006 for reais into U.S. dollars of R$2.138=US$1.00.

(2)	Does not give effect to reclassification of Codeverde. See “Introduction—Financial Statements.”

(3)	Does not give effect to reclassification of Petroflex. See “Introduction—Financial Statements.”

(4)	Investment in associated companies, net comprises equity in the results, amortization of goodwill, net, foreign exchange variation and tax incentives and other.

(5)	Includes all programmed maintenance shutdown expenses as “Machinery, equipment and facilities”. Prior to January 1, 2006, we recorded expenditures for programmed maintenance shutdowns of our plants as “Deferred charges.” Beginning January 1, 2006, in accordance with IBRACON Technical Interpretation 01/2006, we now record all programmed maintenance shutdown expenses in “Property, plant and equipment.” Accordingly, at

\

December 31, 2005 and 2004 we have reclassified “Deferred charges” in the amount of R$400.2 million and R$372.8 million, respectively, as “Property, plant and equipment.”

(6)	Includes quotas (i.e., shares) subject to mandatory redemption. Prior to January 1, 2006, we recorded quotas subject to mandatory redemption as a separate line item of our balance sheet and not as part of loans and financing. Pursuant to CVM Release 01/2006, we now present liabilities related to quotas subject to mandatory redemption as part of loans and financing. Accordingly, short-term loans and financing (including current portion of long-term debt) at December 31, 2005 and 2004 reflect the reclassification of quotas subject to mandatory redemption in the amount of R$225.4 million and R$22.4 million, respectively, and long-term loans and financing at December 31, 2005 and 2004 reflect the reclassification of quotas subject to mandatory redemption in the amount of R$404.1 million and R$201.8 million, respectively.

(7)	Including intra-company sales within Braskem. Intra-company sales of ethylene totaled approximately 882,500 tons in 2006, 588,700 tons in 2005 and 537,100 tons in 2004. Intracompany sales of propylene totaled approximately 86,500 tons in 2006, 89,300 tons in 2005 and 31,300 tons in 2004.
Exchange Rates
Prior to March 14, 2005, there were two principal foreign exchange markets in Brazil:
•	the commercial rate exchange market; and

•	the floating rate exchange market.
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
     Foreign exchange rates continue to be freely negotiated, but may be influenced from time to time by Central Bank intervention. From March 1995 through January 1999, the Central Bank allowed the gradual devaluation of the real against the U.S. dollar. In January 1999, the Central Bank allowed the real/U.S. dollar exchange rate to float freely. Since then, the real/U.S. dollar exchange rate has been established mainly by the Brazilian interbank market and has fluctuated considerably. From December 31, 2000 through December 31, 2002, the real depreciated by 80.6% against the U.S. dollar. From December 31, 2002 through December 31, 2006, the real appreciated by 39.5% against the U.S. dollar. At May 31, 2007, the selling rate for U.S. dollars was R$1.929 per US$1.00. In the past, the Central Bank has intervened occasionally to control unstable movements in foreign exchange rates. We cannot predict whether the Central Bank or the Brazilian government will continue to allow the real to float freely or will intervene in the exchange rate market through a currency band system or otherwise, or that the exchange market will not be volatile as a result of political or economic instability or other factors. We also cannot predict whether the real will depreciate or appreciate in value in relation to the U.S. dollar in the future.

     The following table shows the commercial selling rate or selling rate, as applicable, for U.S. dollars for the periods and dates indicated. The information in the “Average” column represents the average of the exchange rates on the last day of each month during the periods presented.

	Reais per U.S. Dollar
Year	High	Low	Average	Period End
2002	R$3.995	R$2.271	R$2.998	R$3.533
2003	3.662	2.822	3.071	2.889
2004	3.205	2.654	2.909	2.654
2005	2.762	2.163	2.413	2.341
2006	2.371	2.059	2.176	2.138

	Reais per U.S. Dollar
Month	High	Low
December 2006	R$2.169	R$2.138
January 2007	2.156	2.125
February 2007	2.118	2.077
March 2007	2.139	2.050
April 2007	2.048	2.023
May 2007	2.031	1.929

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
     The President of Brazil has considerable power to determine governmental policies and actions that relate to the Brazilian economy and, consequently, affect the operations and financial performance of businesses, such as our company. Mr. Luiz Inácio Lula da Silva was reelected in October 2006 for a four-year presidential term commencing on January 1, 2007. We cannot predict what policies will be adopted by the Brazilian government and whether these policies will negatively affect the economy or our business or financial performance.
The Brazilian government’s actions to combat inflation may contribute significantly to economic uncertainty in Brazil and reduce demand for our products.
     Historically, Brazil has experienced high rates of inflation. Inflation, as well as government efforts to combat inflation, had significant negative effects on the Brazilian economy, particularly prior to 1995. The inflation rate, as measured by the General Price Index—Internal Availability (Índice Geral de Preços—Disponibilidade Interna), reached 2,708% in 1993. Although inflation rates have been substantially lower since 1994 than in previous periods, inflationary pressures persist. Inflation rates were 26.4% in 2002, 7.7% in 2003, 12.1% in 2004, 1.2% in 2005 and 3.8% in 2006, as measured by the General Price Index—Internal Availability. The Brazilian government’s measures to control inflation have often included maintaining a tight monetary policy with high interest rates, thereby restricting availability of credit and reducing economic growth. Inflation, actions to combat inflation and public speculation about possible additional actions also contributed materially to economic uncertainty in Brazil and to heightened volatility in the Brazilian securities markets.
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
     Our financial expenses are affected by changes in the interest rates that apply to our floating rate debt. At December 31, 2006, we had, among other debt obligations, R$1,472.5 million of loans and financing and debentures that were subject to the TJLP (Taxa de Juros de Longo Prazo), a long-term interest rate, R$1.660.3 million of loans and financing and debentures that were subject to the CDI (Certificado Depositário Interbancário), an interbank rate, and R$347.1 million of loans and financing that were subject to LIBOR. The TJLP includes an inflation factor and is determined quarterly by the Central Bank. In particular, the TJLP and the CDI rate have fluctuated significantly in the past in response to the expansion or contraction of the Brazilian economy, inflation, Brazilian government policies and other factors. For example, in 2006 the CDI rate declined from 17.99% per annum at December 31, 2005 to 13.17% per annum at December 31, 2006. See “Item 11. Quantitative and Qualitative Disclosures About Market Risk.” A significant increase in any of these interest rates could adversely affect our financial expenses and negatively affect our overall financial performance.
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

     The Brazilian currency has devalued often during the last four decades. Throughout this period, the Brazilian government has implemented various economic plans and various exchange rate policies, including sudden devaluations, periodic mini-devaluations (during which the frequency of adjustments has ranged from daily to monthly), exchange controls, dual exchange rate markets and a floating exchange rate system. From time to time, there have been significant fluctuations in the exchange rate between the Brazilian currency and the U.S. dollar and other currencies. For example, the real appreciated in value against the U.S. dollar by 18.2% in 2003, 8.1% in 2004, 11.8% in 2005 and 8.7% in 2006.
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
     We had total foreign currency-denominated debt obligations in an aggregate principal amount of R$3,117.3 million (US$1,458.0 million) at December 31, 2006, representing 46.3% of our indebtedness, excluding related party debt, on a consolidated basis. At December 31, 2006, we had US$493.4 million in U.S. dollar-denominated cash equivalents and other investments. A significant devaluation of the real in relation to the U.S. dollar or other currencies could reduce our ability to meet debt service requirements of our foreign currency-denominated obligations, particularly as our net sales revenue is primarily denominated in reais.
     In addition, any significant devaluation of the real will increase our financial expenses as a result of foreign exchange losses that we must record. For example, the 34.3% devaluation of the real in 2002 substantially increased our financial expenses and was a significant factor in our net loss for that year.
     The prices of naphtha, our most important raw material, and of some of our other raw materials are denominated in or linked to the U.S. dollar. In 2006, 73.0% of our direct and indirect consolidated cost of sales and services rendered represented the cost of naphtha. When the real depreciates against the U.S. dollar, the cost in reais of our U.S. dollar-linked raw materials increases, and our operating income in reais decreases to the extent that we are unable to pass on these cost increases to our customers.
Brazilian government exchange control policies could increase the cost of servicing our foreign currency-denominated debt and impair our liquidity.
     The purchase and sale of foreign currency in Brazil is subject to governmental control. In 1990, the Central Bank centralized certain payments of principal on external obligations. Many factors could cause the Brazilian government to institute more restrictive exchange control policies, including the extent of Brazil’s foreign currency reserves, the availability of sufficient foreign exchange on the date a payment is due, the size of Brazil’s debt service burden relative to the economy as a whole, Brazil’s policy towards the International Monetary Fund and political constraints to which Brazil may be subject. A more restrictive policy could increase the cost of servicing our foreign currency-denominated debt obligations and other liabilities. Our foreign-currency denominated debt represented 46.3% of our indebtedness on a consolidated basis at December 31, 2006. If we fail to make payments under any of these obligations, we will be in default under those obligations, which could reduce our liquidity as well as the market price of our class A preferred shares and the ADSs.
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
Risks Relating to the Ipiranga Transaction
We may experience difficulties integrating Copesul, Ipiranga Química and Ipiranga Petroquímica and may fail to achieve the expected benefits from the acquisition.
     On March 18, 2007, we entered into agreements with Ultrapar Participações S.A., or Ultrapar, and Petróleo Brasileiro S.A.—Petrobras, or Petrobras, under which, among other things, we acquired control of Ipiranga Química S.A., or Ipiranga Química, and Ipiranga Petroquímica S.A., or Ipiranga Petroquímica, and the ownership of Ipiranga Petroquímica of 29.5% of Copesul’s share capital. To enable the effective transfer of these assets, we will enter into a series of transactions that we refer to as the Ipiranga Transaction. In connection with the Ipiranga Transaction, we have filed a request with the CVM through our subsidiary EDSP58 Participações S.A., or EDSP58, to delist the share capital of Copesul from the São Paulo Stock Exchange through a public tender offer for the Copesul shares not currently owned by our company, Ipiranga Petroquímica or Petrobras Química S.A., or Petroquisa, a subsidiary of Petrobras, which we refer to as the Copesul tender offer. For a discussion of these transactions, see “—Ipiranga Transaction.” Following these transactions:
•	(1) we will own shares of Ipiranga Química S.A. representing 60% of its total share capital and voting share capital, and (2) assuming that all of the holders of the shares of Ipiranga Petroquímica accept the Ipiranga tender offer described below, Ipiranga Química will own all of the total share capital and voting share capital of Ipiranga Petroquímica; and

•	(1) we will continue to own shares of Copesul representing 29.5% of the total and voting share capital of Copesul, (2) Ipiranga Petroquímica will continue to own shares of Copesul representing 29.5% of the total and voting share capital of Copesul, and (3) assuming that all of the holders of the shares of Copesul accept the Copesul tender offer, we will own 60% of the share capital of EDSP58 which will own shares of Copesul representing 25.5% of the total and voting share capital of Copesul;

•	we will own shares of Refinaria de Petróleo Ipiranga S.A., or RPI, representing 33.3% of total share capital and voting share capital of RPI.
     Integrating Copesul, Ipiranga Química and Ipiranga Petroquímica with our operations will be a complex, costly and time-consuming process. Risks and challenges that may impair our ability to achieve the benefits of the Ipiranga Transaction include:
•	Although we have experience integrating the operations of acquired companies into our operations, we lack experience integrating operations as substantial as the combined operations of Copesul, Ipiranga Química and Ipiranga Petroquímica. The Ipiranga Transaction is significantly larger than any other acquisition we have completed and integrating these operations into ours may require significant management time and resources and may divert management’s attention from our day-to-day business.

•	Our acquisition of Ipiranga Química and Ipiranga Petroquímica was made on the basis of publicly available information about these companies and our acquisition of additional interests in Copesul was made on the basis of publicly available information about Copesul and information otherwise available to us as a significant shareholder of Copesul. Since our acquisition of Copesul, Ipiranga Química and Ipiranga Petroquímica on April 18, 2007, we have conducted only limited due diligence of non-public information about these companies, given the short period of time between this acquisition and the preparation of this annual report.

•	We may incur unexpected liabilities or contingencies related to environmental regulation, labor, taxes or other matters as a result of our acquisition of Ipiranga Química and Ipiranga Petroquímica, and rights of acceleration or termination under agreements to which Ipiranga Química and Ipiranga Petroquímica are bound and that may be triggered as a result of our acquisition of Ipiranga Química and Ipiranga

Petroquímica that could result in unanticipated expenses or adversely affect the results of operations and financial condition of Ipiranga Química or Ipiranga Petroquímica and, consequently, our company.

•	We may have difficulty retaining and integrating key employees of Copesul, Ipiranga Química and Ipiranga Petroquímica. The operations of Copesul, Ipiranga Química or Ipiranga Petroquímica could be adversely affected if we cannot retain their key employees to assist in the integration of these companies into our company and in their ongoing operations.

•	We may encounter difficulties or delays in implementing common information systems, operating procedures, sales and credit policies and financial controls.
     If we are unable to successfully respond to these risks and challenges, we may experience higher than expected operating costs or fail to achieve the anticipated benefits of the Ipiranga Transaction.
We have incurred and will incur a substantial amount of indebtedness in connection with the Ipiranga Transaction, which could limit our operating flexibility.
     As of December 31, 2006, we had R$6,729.6 million of outstanding indebtedness, excluding related party debt. The total purchase price to our company of the shares that we will acquire from Ultrapar in the Ipiranga Transaction is expected to be R$1,503.9 million. As part of the Ipiranga Transaction, our company has filed a request with the CVM to make a mandatory tender offer for the outstanding voting shares of Ipiranga Petroquímica not owned by Ipiranga Química, as required under Brazilian law, which we refer to as the Ipiranga tender offer, and to cancel the registration of Ipiranga Petroquímica as a public company with the CVM. If all holders of these shares accept the Ipiranga tender offer, the purchase price for these shares will be R$117.9 million. In addition, we will make payments in connection with the Copesul tender offer. If the holders of all of the Copesul shares accept the Copesul tender offer, our portion of the purchase price for these shares will be R$862.2 million. See “—Ipiranga Transaction.”
     As a result of the Ipiranga Transaction, we will consolidate the indebtedness of Ipiranga Química and Copesul into our financial statements. At December 31, 2006, Ipiranga Química had consolidated indebtedness, after giving effect to the proportional consolidation of Copesul, of R$930.0 million, and Copesul had consolidated indebtedness of R$334.6 million. At December 31, 2006, our consolidated indebtedness included R$98.6 million of Copesul’s indebtedness as a result of the application of proportional consolidation.
     On April 11, 2007, we entered into an unsecured credit agreement with three financial institutions in the aggregate amount of US$1.2 billion to finance the Ipiranga Transaction and the Copesul tender offer. We refer to this credit agreement as the acquisition credit agreement. On April 13, 2007, we received the first disbursement under the acquisition credit agreement in the aggregate amount of US$330.0 million to fund the first payment due as part of the Ipiranga Transaction.
     The substantial increase in our outstanding debt could limit our operating flexibility. In particular:
•	A substantial portion of our cash flow from operations must be dedicated to the payment of principal and interest on our indebtedness, reducing the funds available to us for other purposes.

•	Our higher levels of indebtedness may impair our ability to adjust to changing market conditions or withstand competitive pressures.
     In addition, the principal amount of each disbursement under the acquisition credit agreement is payable on the second anniversary of such disbursement. If we are unable to refinance the amounts borrowed under the acquisition credit agreement on equivalent or more favorable terms, or at all, our inability to do so would have a material adverse effect on our results of operations and financial condition.

The Brazilian antitrust authorities could impose costly or restrictive conditions on the approval of the Ipiranga Transaction.
     The Ipiranga Transaction is subject to the final approval of the Brazilian antitrust authorities. However, Brazilian law permits us to consummate these transactions prior to receiving this final approval. Our company, together with Ultrapar and Petrobras, submitted the terms and conditions of the Ipiranga Transaction for review by the Brazilian antitrust authorities on April 9, 2007. These antitrust authorities will determine whether these transactions negatively impact competitive conditions in the markets in which we compete or whether they would negatively affect consumers in these markets.
     On April 17, 2007, CADE issued a writ of prevention relating to the Ipiranga Transaction, which, among other things, prevented our exercise of strategic management control over Ipiranga Química and Ipiranga Petroquímica. In issuing the writ of prevention, CADE stated that the purpose of the writ of prevention was to guarantee that the Ipiranga Transaction could be reversed in the event that CADE so determined following its review of the Ipiranga Transaction.
     On April 25, 2007, CADE revoked this writ of prevention upon the agreement of our company to execute an agreement designed to preserve the reversibility of the Ipiranga Transaction. Under this agreement, our company agreed to preserve all of the assets we acquire in the Ipiranga Transaction until CADE makes a final determination with respect to the Ipiranga Transaction, and our company is permitted to effectively own and manage these assets pending this final determination.
     Any action by the Brazilian antitrust authorities to impose conditions or performance commitments on our company as part of the approval of the Ipiranga Transaction could materially adversely affect our business, negatively affect our overall financial performance and prevent our company from achieving the anticipated benefits of the Ipiranga Transaction.
The businesses of Copesul and Ipiranga Petroquímica are subject to risks relating to the petrochemical business in which we currently operate.
     The acquisitions of Copesul and Ipiranga Petroquímica will subject us to risks connected with their businesses, many of which are similar to risks we already face as part of our operations. In particular, we note that:
•	The operations of Copesul and Ipiranga Petroquímica are conducted in Brazil and Copesul and Ipiranga Petroquímica are exposed to traditional risks associated with operations in Brazil, such as fluctuations in interest rates, inflation and exchange rates, and changes in tax laws. See “—Risks Relating to Brazil.”

•	Similarly to our company, Copesul and Ipiranga Petroquímica face risks relating to the cyclicality of the petrochemical markets, fluctuations in commodity prices, competition from Brazilian and international producers of polyethylene and polypropylene, the application of Brazilian federal, state and local environmental laws and regulations, and hazards associated with the manufacture of petrochemicals and the storage and transportation of feedstocks and petrochemical products. See “—Risks Relating to Our Company and the Petrochemical Industry.”

•	Copesul purchases approximately two-fifths of its supply of naphtha from Petrobras. Similarly to our Basic Petrochemicals Unit, Copesul’s production volume and net sales revenue would likely decrease and our overall financial performance would likely be negatively affected in the event of (1) significant damage to Petrobras’ refineries or logistics facilities, or (2) the termination by Petrobras of its supply contract with Copesul. See “—Risks Relating to Our Company and the Petrochemical Industry—We depend on Petrobras to supply us with the substantial portion of our naphtha requirements.”

•	Copesul is the only supplier of ethylene and propylene to Ipiranga Petroquímica, which exposes Ipiranga Petroquímica to the same risks as our Polyolefins Unit as described under “—Risks Relating to Our Company and the Petrochemical Industry—Our Polyolefins and Vinyls Units depend on our Basic Petrochemicals Unit and Copesul to supply them with their ethylene and propylene requirements.”

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
     We face significant competition in the polyethylene market. Rio Polímeros S.A., or Rio Polímeros, a Brazilian petrochemical company, commenced operations of a major petrochemical plant in Brazil in 2005. The maximum annual capacity of this plant is 520,000 tons of ethylene, 75,000 tons of propylene and 540,000 tons of polyethylene. In addition, Suzano Petroquímica S.A., or Suzano, expanded its annual polypropylene production capacity by 60,000 tons in July 2006, and Solvay Indupa do Brasil S.A., or Solvay, expanded its annual polyvinylchloride, or PVC, production capacity in Brazil by 35,000 tons in December 2005. Actions by our competitors, including any future increases in their capacity, may make it increasingly difficult for us to maintain our domestic market share in our thermoplastic products (i.e., polyethylene, polypropylene and PVC).
Higher naphtha costs would increase our cost of sales and services rendered and may reduce our gross margin and negatively affect our overall financial performance.
     Naphtha, a crude oil derivative, is the principal raw material of our Basic Petrochemicals Unit and, indirectly, of our other business units. In 2006, naphtha accounted, directly and indirectly, for approximately 73.0% of our consolidated cost of sales and services rendered. The price of naphtha supplied by Petróleo Brasileiro S.A.—Petrobras, or Petrobras, is linked to the Amsterdam-Rotterdam-Antwerp market price of naphtha and to the real/U.S. dollar exchange rate. The price of naphtha that we purchase from other international suppliers is also linked to the Amsterdam-Rotterdam-Antwerp market price. The Amsterdam-Rotterdam-Antwerp market price of naphtha fluctuates primarily based on changes in the U.S. dollar-based price of crude oil in the international markets.

     During 2006, the average price of naphtha in U.S. dollars increased by 18.6% to US$564.74 per ton in 2006 from US$476.04 per ton in December 2005. The U.S. dollar price of naphtha was volatile during 2006, ranging from a low of US$514.96 in November 2006 to a high of US$644.24 in July 2006. The U.S. dollar price of naphtha remained volatile in the first three months of 2007. See “Item 4. Information on the Company—Basic Petrochemicals Unit—Raw Materials of our Basic Petrochemicals Unit.” The price of naphtha may continue its upward trend or the real may devalue significantly in the future. Any increase in naphtha costs would reduce our gross margin and negatively affect our overall financial performance to the extent that we are unable to pass on these increased costs to our customers and could result in reduced sales volumes of our products.
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
     Petrobras currently is the only Brazilian supplier of naphtha and supplied 74.9% of the naphtha consumed by our company in 2006. Petrobras produces most of the naphtha it sells to us and imports the balance. Our production volume and net sales revenue would likely decrease and our overall financial performance would likely be negatively affected in the event of:
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
     Standard & Poor’s Ratings Services, a division of The McGraw-Hill Companies, Inc., or Standard and Poor’s, and Fitch, Inc., or Fitch, maintain ratings of our company and our debt securities. Currently, Standard and Poor’s and Fitch maintain ratings of our company on a local and a global basis. Standard and Poor’s maintains a rating of our company on a local basis of “br AA/Stable Outlook” and Fitch maintains a national rating for our company of “AA- (bra)/Stable Outlook.” On a global basis, Standard and Poor’s maintains a local currency rating for our company of “BB” and a foreign currency rating for our company of “BB,” while Fitch maintains a local currency rating for our company of “BB+/Positive Outlook” and a foreign currency rating for our company of “BB+/Positive Outlook.” Any decision by these or other rating agencies to downgrade the ratings of our company or of our debt securities in the future would likely result in increased interest and other financial expenses relating to our borrowings and debt securities and could significantly reduce our ability to obtain such financing on satisfactory terms or in amounts required by us and our liquidity.
Some of our shareholders may have the ability to determine the outcome of corporate actions or decisions, which could affect the holders of our class A preferred shares and the ADS.
     As of May 24, 2007, ODBPAR Investimentos S.A., or ODBPAR Investments, and its wholly owned subsidiary, Nordeste Química S.A.—Norquisa, or Norquisa, own 74.9% of our voting share capital. ODBPAR Investments is a member of a group of companies controlled by the Odebrecht family which we refer to as the Odebrecht Group. Designees of ODBPAR Investments currently constitute a majority of the members of our board of directors. Petroquisa has veto and other rights under a shareholders agreement as described under “Item 7. Major Shareholders and Related Party Transactions—Major Shareholders— Shareholders Agreements.” As a result, ODBPAR Investments and Petroquisa may have the ability to determine the outcome of major corporate actions or decisions requiring the approval of our shareholders or our board of directors, which could affect the holders of our class A preferred shares and the ADSs.
We may face conflicts of interest in transactions with related parties.
     We maintain trade accounts receivable and current and long-term payables with some of our affiliates and other related parties, including Petrobras (which is our sole domestic supplier of naphtha). As of May 24, 2007, Petrobras, through Petroquisa, is the indirect holder of 9.8% of our voting share capital and 8.2% of our total share capital. These accounts receivable and accounts payable balances result mainly from purchases and sales of goods, which are at prices and on terms equivalent to the average terms and prices of transactions that we enter into with third parties. We also engage in financial and other transactions with some of our shareholders. These and other commercial and financial transactions between us and our affiliates could result in conflicting interests.
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
     We currently benefit from tariffs imposed by the Brazilian government on imports that allow us to charge prices for our polyolefins and vinyls products in the domestic market that include a factor based on the tariffs levied on comparable imports of those products. However, the Brazilian government has in the past used import and export tariffs to effect economic policies, with the consequence that tariffs can vary considerably, especially tariffs on petrochemical products. For example, in 2004 the Brazilian government lowered the tariffs applicable to most of the thermoplastic products that we produce by 1.5%. Future adjustments of tariffs could cause us to lower our domestic prices, which would likely result in lower net sales revenue and could negatively affect our overall financial performance.
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
     The lawsuits for which we have not established provisions or have established only partial provisions include the following:
•	Social Contribution on Net Income. We have challenged the constitutionality of the Brazilian federal Social Contribution on Net Income (Contribuição Social Sobre o Lucro Líquido). A Brazilian Federal Supreme Court (Supremo Tribunal Federal) decision in our favor was overruled in a subsequent rescission action filed by the Brazilian tax authorities, and our appeal of that suit is pending. We believe that it is reasonably possible that we will lose our appeal. If we lose our appeal, we believe that we would be required to pay

Social Contribution on Net Income only from the date that a final decision is published. However, as Brazilian law allows rescission actions to relate back to, and to take effect from, the date of the initial decision, we believe that it is reasonably possible that we will be required to pay this tax from the date of the original decision, in which case our total estimated exposure at December 31, 2006, including interest, would be R$743.0 million. This amount does not include approximately R$199.5 million in penalties at December 31, 2006 that we believe we would not be required to pay because we relied upon a judicial decision in not paying the Social Contribution on Net Income. We believe that there is a possibility that we will be required to pay related interest and a remote possibility that we will be required to pay fines as a result of this tax litigation. We have not established a provision for these lawsuits.

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
     In addition, we believe that our chances of success are remote in a series of lawsuits in which we challenged the constitutionality of an increase in the federal Contribution for Social Security Financing (Contribuição para Financiamento da Seguridade Social—COFINS), or COFINS, tax rate. For a description of the legal bases of these suits, see “Item 8. Financial Information—Legal Proceedings—Tax Proceedings.” We had established total provisions of R$134.6 million at December 31, 2006 for all of our lawsuits relating to the Social Integration Program (Programa de Integração Social), or PIS, and COFINS, including separate lawsuits challenging the basis of calculation of PIS and COFINS. Because we have deposited only R$93.7 million of this amount with the courts, we would be required, in the event we receive final, unfavorable decisions, to pay the remaining amounts for which we have not made deposits.
     We are also parties to a number of lawsuits seeking tax credits that we believe the Brazilian tax authorities have disallowed or limited in violation of the Brazilian Constitution and/or applicable law. In some cases in which we have received favorable lower court decisions, we have used these credits to offset other tax obligations and have established provisions in an equivalent amount until a final decision is rendered. These provisions totaled R$1,197.1 million at December 31, 2006, as adjusted based on the Sistema Especial de Liquidação e de Custódia, or SELIC, interest rate. If we ultimately lose any of these lawsuits, we would be required to pay the tax obligations we had previously offset with those credits, which could materially reduce our liquidity. We believe that losses related to some of these lawsuits are reasonably possible.
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
     Sales of a substantial number of our class A preferred shares could negatively affect the market prices of our class A preferred shares and the ADSs. If, in the future, substantial sales of shares are made by ODBPAR Investments, Petroquisa or other existing or future holders of class A preferred shares, the market price of our class A preferred shares and, by extension, the ADSs may decrease significantly. As a result, holders of the ADSs may not be able to sell the ADSs at or above the price they paid for them.
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
     Historically, any capital gain realized on a sale or other disposition of ADSs between non-Brazilian holders outside Brazil was not subject to Brazilian income tax. However, Brazilian law provides that, commencing on February 1, 2004, “the acquiror, individual or legal entity resident or domiciled in Brazil, or the acquiror’s attorney-in-fact, when such acquirer is resident or domiciled abroad, shall be responsible for the retention and payment of the income tax applicable to capital gains earned by the individual or legal entity resident or domiciled abroad who disposes of property located in Brazil.” The Brazilian tax authorities have recently issued a normative instruction confirming that they intend to assess income tax on capital gains earned by non-Brazilian residents whose assets are located in Brazil. In our view, ADSs representing class A preferred shares, which are issued by the depositary outside Brazil, will not be deemed to be “property located in Brazil” for purposes of this law. However, we cannot assure holders of our ADSs whether Brazilian tax authorities will attempt to tax any capital gains arising from the sale or other disposition of ADSs, even when the transaction is consummated outside Brazil between non-Brazilian residents.
The relative volatility and liquidity of the Brazilian securities markets may decrease the liquidity and market price of our class A preferred shares and the ADSs.
     The Brazilian securities markets are substantially smaller, less liquid and more volatile than major securities markets in the United States. The São Paulo Stock Exchange (Bolsa de Valores de São Paulo), which is the principal Brazilian stock exchange, had a market capitalization of US$723 billion (or R$1,545 billion) at December 31, 2006 and an average daily trading volume of US$1,120 million for 2006. In comparison, The New York Stock Exchange had a market capitalization of US$20 trillion at December 31, 2006 and an average daily trading volume of US$68 billion for 2006. There is also significantly greater concentration in the Brazilian securities markets. The ten largest companies in terms of market capitalization represented approximately 51.3% of the aggregate market capitalization of the São Paulo Stock Exchange at December 31, 2006. The ten most widely traded stocks in terms of trading volume accounted for approximately 46.1% of all shares traded on The São Paulo Stock Exchange in 2006. These market characteristics may substantially limit the ability of holders of the ADSs to sell class A preferred shares underlying ADSs at a price and at a time when they wish to do so and, as a result, could negatively impact the market price of the ADSs themselves.
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

ITEM 4. INFORMATION ON THE COMPANY
     We are the leading petrochemical company in Latin America, based on average annual production capacity in 2006. We are also one of the two largest Brazilian-owned private sector industrial companies, based on net sales revenue in 2005 (the most recent year for which comparative information is currently available). We recorded net income of R$101.3 million in 2006 on net sales revenue of R$12,992.7 million, in each case under Brazilian GAAP. We produce a diversified portfolio of petrochemical products and have a strategic focus on polyethylene, polypropylene and PVC. We have integrated first and second generation petrochemical production facilities, with 18 plants in Brazil, including plants that we have acquired in the Ipiranga Transaction.
     Our registered office is at Rua Eteno, 1561, CEP 42810-000, Camaçari, Bahia, Brazil, and our telephone number at this address is 55-71-632-5102. Our principal executive office is at Avenida das Nações Unidas, 4777, São Paulo, SP, CEP 05477-000, Brazil, and our telephone number at this address is 55-11-3443-9000.
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
     Immediately following these transactions, we acquired Nova Camaçari from the Odebrecht Group in order to expand the scope of our operations and become a vertically integrated producer of petrochemical products. Following these transactions, we owned indirectly (1) Conepar— Companhia Nordeste de Participações, which, in turn, held 66.7% of the voting share capital of Polialden Petroquímica S.A., or Polialden, and 35.0% of the voting share capital of Politeno, and (2) Proppet S.A., or Proppet. In connection with these transaction, the Odebrecht Group purchased shares of Norquisa from one of Norquisa’s other shareholders in order to increase its percentage ownership of Norquisa. Following these transactions, the Odebrecht Group owned 39.7% of the voting share capital of Norquisa and, together with the Mariani Group, held a combined 55.8% of the voting share capital of Norquisa. In order to streamline our corporate structure, in September 2001, we merged Proppet into our company.
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
Acquisition of Common Shares of Trikem and Polialden Held by Mitsubishi and Sojitz
     In order to acquire the remaining outstanding common shares of Polialden and substantially all of the remaining outstanding common shares of Trikem, on July 14, 2003, we entered into (1) a share purchase and sale agreement with Odebrecht S.A., or Odebrecht, and Mitsubishi Chemical Corporation, or Mitsubishi, and (2) a memorandum of understanding with Odebrecht and Sojitz Corporation (formerly known as Nissho Iwai Corporation), or Sojitz.
     Under the share purchase and sale agreement, Mitsubishi agreed to sell to us all of the share capital of Trikem and Polialden it owned, consisting of 16.7% of Polialden’s voting share capital and 13.4% of Trikem’s voting share capital for R$44.2 million. We paid a portion of the purchase price in cash, and we were obligated to pay the remaining US$13.5 million to Mitsubishi on July 31, 2007, or earlier if before that date we met certain financial tests. We prepaid the remainder of the purchase price on July 29, 2005. Under this agreement, we are required to make an additional payment to Mitsubishi in an amount that is contingent upon the outcome of pending litigation filed against Polialden by certain of its preferred shareholders. We assumed the defense of this litigation as a result of our merger with Polialden on May 31, 2006. The amount of the additional payment that we are obligated to pay to Mitsubishi is (1) R$21.6 million if we prevail in this litigation or if a definitive settlement is reached, or (2) R$5.4 million if we lose this litigation. In either event, we will convert the amount of this additional payment (as adjusted for inflation at the Índice Geral de Preços—Mercado, or IGP-M, rate from July 31, 2003 until the date that this litigation is finally adjudicated or settled) into U.S. dollars on the final adjudication or settlement date. We are required to make this additional payment, plus interest from the date of this agreement at an annual rate of LIBOR plus 3.0%, within 60 days after the date on which this litigation is finally adjudicated or settled. Odebrecht has guaranteed our obligation to pay Mitsubishi the additional payment in connection with the Polialden shareholders’ rights litigation.
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
Formation of Petroquímica Paulínia S.A.
     Petroquímica Paulínia S.A., or Paulínia, was incorporated on September 16, 2005. On that date, we acquired 60.0% of the total and voting share capital of Paulínia. Paulínia is a joint venture between our company and Petroquisa for the construction and operation of a polypropylene plant to be located in Paulínia, in the State of São Paulo.

Politeno Acquisition
     On April 6, 2006, we purchased all of the common and preferred shares of Politeno that were owned by SPQ Investimentos e Participações Ltda., or SPQ, a subsidiary of Suzano, Sumitomo Chemical Company Limited, or Sumitomo, and Itochu Corporation, or Itochu. We refer to this transaction as the Politeno acquisition. Following the Politeno acquisition, we owned 100% of the voting share capital and 96.2% of the total share capital of Politeno.
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
Merger of Politeno into Braskem
     At an extraordinary shareholders’ meeting on April 2, 2007, our shareholders approved our merger with Politeno and the conversion of 486,530 of our class A preferred shares into 486,530 of our common shares in order to maintain the required minimum ratio of our common shares to preferred shares in accordance with the Brazilian Corporation Law after completion of our merger with Politeno. In connection with this merger, we issued 1,533,670 of our class A preferred shares in exchange for 412,901,157 of Politeno’s class A preferred shares and 2,126,856,433 of Politeno’s class B preferred shares.
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
Ipiranga Transaction
Agreement to Acquire Petrochemical Assets of Ipiranga
     On March 18, 2007, we entered into an investment agreement with Ultrapar and Petrobras, which we refer to as the Investment Agreement. On the same date, Ultrapar and the controlling shareholders of RPI, Companhia Brasileira de Petróleo Ipiranga, or CBPI, and Distribuidora de Produtos de Petróleo Ipiranga S.A., or DPPI, entered into a share purchase and sale agreement, with our company and Petrobras as an intervening parties, which we refer to as the Purchase Agreement. We refer to the Investment Agreement and the Purchase Agreement together as the Ipiranga Transaction Agreement. Under the Ipiranga Transaction Agreement:

•	Ultrapar is obligated to acquire, as a commission agent acting on behalf of Braskem and Petrobras, 100% of the share capital of Ipiranga Química. Ipiranga Química currently owns 86.9% of the voting share capital and 92.4% of the total share capital of Ipiranga Petroquímica, which in turn owns 29.5% of the share capital of Copesul. Under the Investment Agreement, Ultrapar is obligated to transfer 60% of the share capital of Ipiranga Química to our company and 40% of the share capital of Ipiranga Química to Petrobras.

•	We are obligated under applicable law to conduct a public tender offer jointly with Petrobras for the 13.1% of the share capital of Ipiranga Petroquímica not currently owned by Ipiranga Química.

•	Under the Investment Agreement, Ultrapar is obligated to transfer 33.3% of the share capital of RPI to our company and 33.3% of the share capital of RPI to Petrobras. We will jointly and equally control RPI with Petrobras and Ultrapar.
We refer to these transactions collectively as the Ipiranga Transaction.
     The total purchase price to our company of the shares that we will acquire from Ultrapar in the Ipiranga Transaction is expected to be R$1,503.9 million. As a result of the Ipiranga Transaction, we will consolidate the indebtedness of Ipiranga Química and Copesul into our financial statements. At December 31, 2006, Ipiranga Química had consolidated indebtedness, after effect to the proportional consolidation of Copesul, of R$930.0 million, and Copesul had consolidated indebtedness of R$334.6 million. At December 31, 2006, our consolidated indebtedness included R$98.6 million of Copesul’s indebtedness as a result of the application of proportional consolidation. In addition, we will proportionally consolidate RPI’s indebtedness into our financial statements. At December 31, 2006, RPI had no indebtedness on an unconsolidated basis.
Structure of the Transaction
     RPI currently owns:
•	7.7% of the total capital of DPPI, including 15.3% of its voting share capital;

•	11.4% of the total share capital of CBPI, including 24.8% of its voting share capital; and

•	58.5% of the total share capital and voting share capital of Ipiranga Química.
In addition, DPPI currently owns 21.0% of the total share capital of CBPI, including 62.9% of its voting share capital, and CBPI owns 41.5% of the total share capital and voting share capital of Ipiranga Química. Under the Ipiranga Transaction Agreement and applicable law, Ultrapar is obligated to acquire the share capital of RPI, DPPI and CBPI that it does not own through a series of transactions as detailed below.
First Phase of Ipiranga Transaction
     On April 18, 2007, Ultrapar acquired from the controlling shareholders of RPI, DPPI and CBPI for a purchase price of R$2,000.2 million:
•	29.9% of the total share capital of RPI, including 61.6% of its voting share capital;

•	32.1% of the total capital of DPPI, including 69.2% of its voting share capital; and

•	1.5% of the total share capital of CBPI, including 3.6% of its voting share capital.
     As part of the Ipiranga Transaction, we entered into a shareholders agreement with Ultrapar and Petrobras, which we refer to as the interim shareholders agreement, under which we obtained effective management control over Ipiranga Química, Ipiranga Petroquímica and over the interest of Ipiranga Petroquímica in Copesul as of April 18, 2007. Under the interim shareholders agreement, we have the right to nominate a majority of the board of directors of Ipiranga Química and Ipiranga Petroquímica, and have the right to nominate a majority of the nominees of Ipiranga Petroquímica to the board of directors of Copesul. The provisions of our existing shareholders agreement with Ipiranga relating to our shares of Copesul will remain effective until the actual transfer of the shares of Ipiranga Química to our company and Petrobras as described below.
     As part of the Ipiranga Transaction, we entered into a memorandum of understanding with Petrobras regarding the interests of Ipiranga Petroquímica in Copesul and the control of Ipiranga Química and Ipiranga Petroquímica, which we refer to as the Ipiranga memorandum of understanding. The Ipiranga memorandum of understanding grants Petrobras veto rights with respect to certain matters that are subject to the approval of the shareholders and boards of directors of Ipiranga Química, Ipiranga Petroquímica and Copesul. For a description of these veto rights, see “—Our Subsidiaries, Jointly Controlled Companies and Joint Venture—Copesul” and “—Our Subsidiaries, Jointly Controlled Companies and Joint Venture—Ipiranga Química.”
     As a result of our obtaining effective control over Ipiranga Química, Ipiranga Petroquímica and the interests of Ipiranga Petroquímica in Copesul, we will fully consolidate the assets, liabilities and results of operations of Ipiranga Química, Ipiranga Petroquímica and Copesul at and for periods ending after March 31, 2007.
     As part of the Ipiranga Transaction, we entered into a shareholders agreement with Ultrapar and Petrobras, which we refer to as the RPI shareholders agreement, which gives each of Ultrapar, Petrobras and our company the right to nominate one-third of the directors of RPI. We will begin to proportionally consolidate the assets, liabilities and results of operations of RPI at and for periods ending after March 31, 2007.
Second Phase of Ipiranga Transaction
     In the second phase of the Ipiranga Transaction:
•	Ultrapar will make a mandatory tender offer for the remaining outstanding voting shares of RPI, DPPI and CBPI, as required under Brazilian law, which we refer to as the Ultrapar tender offer. If all holders of these shares accept the Ultrapar tender offer, the purchase price for these shares will be R$771.8 million. We expect that this transaction will be consummated on or prior to July 31, 2007.

•	our company has filed a request with the CVM to make the Ipiranga tender offer for the outstanding voting shares of Ipiranga Petroquímica not owned by Ipiranga Química, as required under Brazilian law. If all holders of these shares accept the Ipiranga tender offer, the purchase price for these shares will be R$117.9 million. We expect that the Ipiranga tender offer will be consummated on or prior to July 31, 2007.
Third Phase of Ipiranga Transaction
     In the third phase of the Ipiranga Transaction, Ultrapar will issue preferred shares in exchange for the outstanding shares of RPI, DPPI and CBPI that it does not own through an incorporação de ações. Upon the completion of this phase, Ultrapar will be the sole owner of the share capital of RPI, DPPI and CBPI. As part of the third phase of the Ipiranga Transaction, the share capital of DPPI and CBPI owned by RPI will be transferred to Ultrapar. We expect that this transaction will be consummated in August 2007.
Fourth Phase of Ipiranga Transaction
     In the fourth phase of the Ipiranga Transaction, Ultrapar will deliver (1) shares representing 60% of the total share capital and voting share capital of Ipiranga Química and 33.3% of the total share capital and voting share capital of RPI to our company, and (2) shares representing 40% of the total share capital and voting share capital of Ipiranga Química and 33.3% of the total share capital and voting share capital of RPI to Petrobras. We expect that this transaction will be consummated in November 2007.
Copesul Tender Offer
     In connection with the Ipiranga Transaction, we have filed a request with the CVM through our subsidiary EDSP58 to delist the share capital of Copesul from the São Paulo Stock Exchange through a public tender offer for the Copesul shares not currently owned by our company, Ipiranga Petroquímica or Petroquisa. The Copesul tender offer will be made by EDSP58, a special purpose vehicle in which we own 60% of the share capital and Petrobras owns 40% of the share capital. Under the Copesul tender offer, we will offer to purchase these shares, which represent 25.5% of the total share capital and voting share capital of Copesul, for a purchase price of R$37.60 per share. The Copesul tender offer will be conditioned on its acceptance by the holders of at least two-thirds of the shares that are present or represented at the São Paulo Stock Exchange at the time of the tender offer auction. If the holders of all of these shares accept the Copesul tender offer, the purchase price for these shares will be R$1,437.0 million, and our portion of the purchase price for these shares will be R$862.2 million. We expect that this transaction will be consummated on or prior to September 30, 2007.
Structure of Our Company following the Ipiranga Transaction and the Copesul Tender Offer
     Following the completion of the Ipiranga Transaction and the Copesul tender offer:
•	(1) we will continue to own shares of Copesul representing 29.5% of the total and voting share capital of Copesul, (2) Ipiranga Petroquímica will continue to own shares of Copesul representing 29.5% of the total and voting share capital of Copesul, and (3) we will own 60% of the share capital of EDSP58 which, assuming that all of the holders of the shares of Copesul accept the Copesul tender offer, will own shares of Copesul representing 25.5% of the total and voting share capital of Copesul;

•	(1) we will own shares of Ipiranga Química representing 60% of its total share capital and voting share capital, and (2) assuming that all of the holders of the shares of Ipiranga Petroquímica accept the Ipiranga tender offer, Ipiranga Química will own all of the total share capital and voting share capital of Ipiranga Petroquímica; and

•	we will own shares of RPI representing 33.3% of total share capital and voting share capital of RPI.
     The following chart presents the corporate structure of our principal subsidiaries and equity investments following the completion of the Ipiranga Transaction and the Copesul tender offer, assuming that all of the holders of the shares of Copesul accept the Copesul tender offer and all of the holders of the shares of Ipiranga Petroquímica accept the Ipiranga tender offer. The percentages in bold italics represent the percentage of the voting share capital owned directly and indirectly by the parent company of each entity, and the percentages not in bold italics represent the percentage of the total share capital owned directly and indirectly by the parent company of each entity. All of these companies are organized under Brazilian law.

     For a discussion of the operations of Ipiranga Química, Ipiranga Petroquímica, Copesul and RPI, see “—Our Subsidiaries, Jointly Controlled Companies and Joint Venture.”
Strategic Rationale
     Through this acquisition, we are taking an important step in the reorganization, consolidation and strengthening of the Brazilian petrochemical industry. We believe the acquisition of control of Copesul and Ipiranga Petroquímica will provide the following strategic and financial benefits to our company:
•	Increase the size of our business allowing us to achieve greater economies of scale and operational flexibility. Through the growth in the size and geographic scope of our business, we believe that we will obtain economies of scale, including reduced costs related to maintenance services, energy, raw materials and supplies and logistics. In addition, because we will have greater production capacity for a variety of resins, we will be able to utilize specific plants for longer production runs of specific resins, thus lowering our transition costs.

•	Increase our market share in a polyethylene and polypropylene. Through the expansion of our client base, we believe that we will have greater opportunities to develop innovative products and product applications and provide value-added services to these clients based on our leadership in Brazil in thermoplastic technology.

•	Increase our competitiveness through further integration of the thermoplastic production chain. Through our operation of Copesul, our principal supplier in the Southern Complex, and our operation of additional polyethylene and polypropylene plants in the Southern Complex, we anticipate that we will be able to improve the quality of our products, achieve operational and financial synergies and facilitate new investments in the productive assets of this complex.
Financing of the Purchase Price
     Under the Investment Agreement, Braskem paid Ultrapar R$652.2 million on April 18, 2007 and is required to pay Ultrapar (1) R$274.4 million on the settlement date of the Ultrapar tender offer described above under “—

Structure of the Transaction—Second Phase of Ipiranga Transaction, and (2) R$583.0 million on the date on which shares of Ipiranga Química and RPI are transferred to our company as described above under “—Structure of the Transaction—Fourth Phase of Ipiranga Transaction.” In addition, we will make payments in connection with the Ipiranga tender offer and the Copesul tender offer. If the holders of all of the shares of Ipiranga Petroquímica accept the Ipiranga tender offer, the purchase price for these shares will be R$117.9 million. If the holders of all of the shares of Copesul accept the Copesul tender offer, our portion of the purchase price for these shares will be R$862.2 million.
     On April 11, 2007, we entered into an unsecured credit agreement with three financial institutions in the aggregate amount of US$1.2 billion to finance the Ipiranga Transaction and the Copesul tender offer. The loans under the acquisition credit agreement may be disbursed in multiple disbursements on or prior to April 11, 2008. On April 13, 2007, we received the first disbursement under the acquisition credit agreement in the aggregate amount of US$330.0 million to fund the first payment due under the Investment Agreement. Each disbursement under the acquisition credit agreement bears interest at the rate of LIBOR plus 0.35% per annum until the first anniversary of such disbursement and thereafter at the rate of LIBOR plus 0.55% per annum, payable in arrears. The principal amount of each disbursement under the acquisition credit agreement is payable on the second anniversary of such disbursement. The acquisition credit agreement includes limitations on our ability to incur liens, enter into related party transactions or merge with certain other entities.
     In order to lengthen the average maturity of our outstanding indebtedness and to reduce our refinancing risks, we are exploring refinancing of the acquisition credit agreement in the near term. We are analyzing opportunities to refinance this indebtedness through bank credit agreements, pre-export financing agreements, offerings of securities in the domestic or international markets or a combination of these instruments. The form, manner and timing of the refinancing of amounts borrowed under the acquisition credit agreement will depend on market conditions.
Our Jointly Controlled Companies
     We hold equity investments in Petroflex and Paulínia, which we jointly control with third parties. We proportionally consolidate the results of these jointly controlled companies in our consolidated financial statements, which has a significant impact on these financial statements. We own 29.5% of the voting share capital and total share capital of Copesul. At dates and for periods prior to March 31, 2007, we proportionally consolidated Copesul’s results in our consolidated financial statements. As a result of the consummation of the first phase of the Ipiranga Transactions described above under “—Ipiranga Transaction” on April 18, 2007, we control Copesul. As a result of our obtaining effective control over Copesul, we will fully consolidate the assets, liabilities and results of operations of Copesul on and for periods ending after March 31, 2007. For a description of our jointly controlled companies, see “—Subsidiaries, Jointly Controlled Companies and Joint Venture.”
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
     We, Petroquímica União and Rio Polímeros operate Brazil’s four crackers and sell basic petrochemicals to second generation producers, including, in our case, second generation producers that are part of our company. The basic petrochemicals, which are in gaseous or liquid form, are transported primarily via pipelines to the second generation producers’ plants, generally located near the crackers, for further processing.
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
     There are 36 second generation producers operating in Brazil. Intermediate petrochemicals are produced in solid form as plastic pellets or powders and are transported primarily by truck to third generation producers, which generally are located far from the second generation producers. We and Rio Polímeros are the only integrated first and second generation petrochemical companies in Brazil.
Third Generation Producers
     Third generation producers, known as transformers, purchase the intermediate petrochemicals from second generation producers and transform them into final products including:
•	plastics (produced from polyethylene, polypropylene and PVC);

•	acrylic fibers (produced from acrylonitrile);

•	nylon (produced from caprolactam);

•	elastomers (produced from butadiene); and

•	disposable containers (produced from polystyrene and polypropylene).
     Third generation producers manufacture a variety of consumer and industrial goods, including containers and packaging materials, such as bags, film and bottles, textiles, detergents, paints, automobile parts, toys and consumer electronic goods. There are more than 8,500 third generation producers operating in Brazil.
Petrochemical Complexes
     The production of first and second generation petrochemicals in Brazil centers around four major complexes. These complexes include:
•	the Northeastern Complex located in Camaçari in the State of Bahia, where we operate the cracker;

•	the petrochemical complex located in Triunfo in the State of Rio Grande do Sul, which we refer to as the Southern Complex, where our subsidiary Copesul operates the cracker;

•	the São Paulo Complex located in Capuava in the State of São Paulo, or the São Paulo Complex, where Petroquímica União operates the cracker; and

•	the Rio de Janeiro Complex located in Duque de Caxias in the State of Rio de Janeiro, or the Rio de Janeiro Complex, where Rio Polímeros operates the cracker.
     Each complex has a single first generation producer, also known as the “raw materials center,” and several second generation producers that purchase feedstock from the raw materials center.
     The Northeastern Complex began operations in 1978. The Northeastern Complex consists of 14 second generation producers situated around the raw materials center operated by our company. At December 31, 2006, our raw materials center had an annual ethylene production capacity of 1,280,000 tons, which we estimate accounted for approximately 36.5% of Brazil’s ethylene production capacity.
     The Southern Complex began operations in 1982. Copesul is the raw materials center at the Southern Complex and supplies first generation petrochemicals to seven second generation producers, including our Polyolefins Unit. At December 31, 2006, Copesul had an annual ethylene production capacity of 1,200,000 tons. We own 29.5% of the total share capital of Copesul. As a result of the consummation of the first phase of the Ipiranga Transactions described above under “—Ipiranga Transaction” on April 18, 2007, we control Copesul. Upon the consummation of the last phase of the Ipiranga Transaction which we expect to occur in November 2007, we expect to own, directly and through our subsidiaries, assuming that all of the holders of the shares of Copesul accept the Copesul tender offer, 84.7% of the total share capital of Copesul. See “—Ipiranga Transaction.”
     The São Paulo Complex, which is the oldest petrochemical complex in Brazil, began operations in 1972. Petroquímica União is the raw materials center at the São Paulo Complex and supplies first generation petrochemicals to 20 second generation producers located at the São Paulo Complex and elsewhere, including our company. At December 31, 2006, Petroquímica União had an annual ethylene production capacity of 500,000 tons.
     The Rio de Janeiro Complex commenced operations in 2005. Rio Polímeros, a Brazilian petrochemical company, is the raw materials center at the Rio de Janeiro Complex and supplies first generation petrochemicals to two second generation producers. At December 31, 2006, Rio Polímeros had a maximum annual ethylene production capacity of 520,000 tons.
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
     The following table sets forth the percentage of the indirect ownership interests held in the crackers’ voting shares by Petroquisa, private sector entities and other investors before the privatization of the crackers and at December 31, 2006.

	Before Privatization				At December 31, 2006
			Private			Private
	Date of		Sector	Other		Sector	Other
	Privatization	Petroquisa	Groups	Investors(1)	Petroquisa	Groups	Investors(1)
Copesul	May 15, 1992	67.2%	2.1%	30.7%	15.6%	58.9%	25.4%
Petroquímica União	January 24, 1994	67.8	31.9	0.3	17.4	60.8	21.8
Braskem	August 15, 1995	48.2	50.4	1.4	9.8	81.1	9.1
Rio Polímeros	—	—	—	—	16.7	66.6	16.7

(1)	Pension funds, banks and individual investors.
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
     In 1997, Law No. 9,478/97 implemented the 1995 constitutional amendment by creating the Brazilian Energy Policy Council (Conselho Nacional de Política Energética) and the National Petroleum Agency (Agência Nacional de Petróleo), which were charged with regulating and monitoring of the oil industry and the Brazilian energy sector. Following the creation of the National Petroleum Agency, new rules and regulations have been implemented, aimed at gradually ending Petrobras’ monopoly. Since 1997, our company has imported naphtha from trading companies and oil and gas producers located abroad.
     During 2006, Petrobras produced and sold approximately 69% of the naphtha consumed by our company and Copesul, and the remaining naphtha consumed by our company and Copesul was imported.
Tariffs
     We set prices for ethylene, the principal first generation petrochemical product, that we sell to third-party second generation producers by reference to international market prices. See “Basic Petrochemicals Unit—Sales and Marketing of our Basic Petrochemicals Unit.” Prices paid by second generation producers for imported first generation petrochemical products partly reflect transportation and tariff costs. We establish the prices of ethylene by-products, such as butadiene, by reference to several market factors, including the prices paid by second generation producers for imported products, which also take into account transportation and tariff costs.
     Second generation producers, including our company, generally set prices for their petrochemical products by reference to several market factors, including the prices paid by third generation producers for imported products. Prices paid for such imports also reflect transportation and tariff costs.
     The Brazilian government has frequently used import tariffs to implement economic policies. As a result, import tariffs generally vary significantly, especially those imposed on petrochemical products. Imports and exports within the free trade area composed of Argentina, Brazil, Paraguay and Uruguay in South America, or Mercosul (Mercado Comum do Sul), have not been subject to tariffs since December 2001. The following table shows the fluctuation of the tariffs on certain basic petrochemicals and second generation petrochemicals from 1996 through 2006. The tariff rates shown are those applicable at the end of the respective years, except where indicated.

	2006	2005	2004	2003	2002(1)	2001(2)	2000	1999	1998	1997(3)
	(%)
First generation petrochemicals:
Ethylene	2.0	2.0	2.0	3.5	3.5	4.5	5.0	5.0	5.0	5.0
Propylene	2.0	2.0	2.0	3.5	3.5	4.5	5.0	5.0	5.0	5.0
Caustic soda	8.0	8.0	8.0	9.5	9.5	10.5	11.0	11.0	11.0	11.0
Second generation petrochemicals:
Polyethylene	14.0	14.0	14.0	15.5	15.5	16.5	17.0	17.0	17.0	17.0
Polypropylene	14.0	14.0	14.0	15.5	15.5	16.5	17.0	17.0	17.0	17.0
PVC (4)	14.0	14.0	14.0	15.5	15.5	16.5	17.0	17.0	17.0	17.0
Caprolactam	12.0	12.0	12.0	13.5	13.5	14.5	15.0	15.0	15.0	15.0

(1)	In 2002, the official tariff was 1.5% less than the rate shown. An additional surcharge of 1.5% assessed on imported products is included in the rate shown.

(2)	In 2001, the official tariff was 2.5% less than the rate shown. An additional surcharge of 2.5% assessed on imported products is included in the rate shown.

(3)	An additional tariff of 3% was assessed commencing on November 13, 1997, which is included in the rate shown.

(4)	Imports of suspension PVC from the U.S. and Mexico have been subject to tariffs of 16% and 18%, respectively, since 1992 as a result of the imposition of anti-dumping duties by the Brazilian Foreign Trade Chamber (CAMEX—Câmara de Comércio Exterior) of the Ministry of Development, Industry and Trade. These duties will expire on December 14, 2010, unless extended.
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
     Brazilian GDP increased by 3.7% in 2006. This moderate growth contributed to a 7.4% increase in domestic polyolefins consumption and a 10.5% increase domestic PVC consumption. The strong growth in civil construction sector positively affected domestic PVC consumption and the significant growth in other industrial sectors, such as durable goods, automotive and beverage, positively affected domestic consumption of thermoplastic resins generally. Although imports represent a small percentage of total Brazilian domestic consumption, in 2006, imports of polyolefins increased by 5.7% and imports of PVC increased by 6.0%. In 2006, Brazil’s exports of polyolefins increased by 30.5%, while exports of PVC declined by 22.5%. As a result of increased production capacity of Brazilian producers, including our company, higher rates of capacity utilization, and the continuing appreciation of the real against the U.S. dollar in 2006, Brazilian petrochemical producers significantly improved their sales in 2006.

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

			Total			Estimated
	Total		Production of			Total Brazilian
	Brazilian	Our Total	Other Brazilian	Total	Total	Domestic
	Production	Production	Companies	Imports	Exports	Consumption
	(thousands of tons)
Olefins(1)
2006(2)	5,297.7	1,783.4	3,514.2	3.2	171.3	5,129.5
2005	4,775.2	1,889.9	2,885.2	18.5	120.0	4,672.7
2004	4,779.0	1,809.6	2,969.4	19.9	121.5	4,677.3
Aromatics(3)
2006(2)	1,531.1	720.2	810.9	90.7	410.4	1,211.4
2005	1,518.0	733.7	784.3	47.6	453.8	1,111.8
2004	1,562.4	714.8	847.6	100.4	317.8	1,345.0
Polyolefins(4)
2006(2)	3,569.7	1,629.6	1,940.1	401.5	1,021.8	2,949.4
2005	3,148.3	1,289.2	1,859.1	379.9	782.8	2,745.4
2004	3,042.6	1,175.1	1,867.5	354.4	651.4	2,745.7
PVC
2006(2)	676.3	447.4	228.9	126.6	50.9	752.0
2005	640.3	449.3	191.0	119.5	65.6	694.2
2004	629.7	420.7	209.1	94.5	44.1	680.1
PET (5)
2006(2)	307.4	65.1	242.3	172.5	30.6	449.2
2005	352.6	69.7	282.9	178.4	32.6	498.3
2004	357.6	72.6	285.0	137.1	62.0	432.7
Caprolactam
2006(2)	44.9	44.9	—	6.7	17.8	33.8
2005	49.7	49.7	—	4.1	16.2	37.5
2004	50.5	50.5	—	6.4	7.6	49.3

(1)	Includes ethylene, propylene and butadiene.

(2)	Preliminary data.

(3)	Includes benzene, toluene and xylenes.

(4)	Includes polyethylene, high density polyethylene, low density polyethylene, linear low density polyethylene, ethyl vinyl acetate copolymer and polypropylene.

(5)	On May 16, 2007, we temporarily closed our PET plant.
Sources: Brazilian Association of Chemical Industry and Derivative Products and Braskem.
The above estimates of total domestic consumption assume that all domestic production is immediately sold in the market and that there has been no change in total domestic inventory.

Overview of Our Company’s Operations
     We are the leading petrochemical company in Latin America, based on average annual production capacity in 2006. We are also one of the two largest Brazilian-owned private sector industrial companies, based on net sales revenue in 2005 (the most recent year for which comparative information is currently available). We recorded net income of R$101.3 million in 2006 on net sales revenue of R$12,992.7 million. We produce a diversified portfolio of petrochemical products in our 18 plants in Brazil and have a strategic focus on polyethylene, polypropylene and PVC. We were the first Brazilian company with integrated first and second generation petrochemical production facilities.
     We have grown over the past five years primarily as the result of the integration of the operations of six Brazilian petrochemical companies: our company; OPP Química; Polialden; Politeno; Trikem; Proppet; and Nitrocarbono. Our business operations are organized into four business units, which correspond to our principal production processes and products:
•	Basic Petrochemicals, which accounted for R$6,883.6 million, or 50.3%, of the net sales revenue of all segments, including net sales to our other business units, and had an operating margin of 7.8% in 2006;

•	Polyolefins, which accounted for R$4,775.8 million, or 34.9%, of the net sales revenue of all segments and had an operating margin of 9.6% in 2006;

•	Vinyls, which accounted for R$1,541.7 million, or 11.3%, of the net sales revenue of all segments and had an operating margin of 13.5% in 2006; and

•	Business Development, which accounted for R$483.1 million, or 3.5%, of the net sales revenue of all segments and had a negative operating margin of 18.0% in 2006.
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
     We were the first Brazilian company to integrate first and second generation petrochemical production facilities. Our competitive advantages are derived from our leadership position in the Latin American market and on our favorable cost structure, resulting from our production scale and synergies realized from integration of the companies that formed our company.
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
             Our Polyolefins Unit and our Vinyls Unit maintain technology and innovation centers that seek to:
•	optimize customers’ processing of our products;

•	identify new products and applications to meet our clients’ needs; and

•	increase customers’ productivity.
•	Pursuit of Selected Business Opportunities: We are pursuing new business opportunities by, for example:
•	manufacturing new products such as: UTEC™, our ultra high molecular weight polyethylene, or UHMWP, product that is used in technical applications; Braskem Flexus®, a high-performance polyethylene product used for specialized packaging; and Braskem Symbios®, a high-performance flexible packaging sealant. We are the world’s second largest producer of UHMWP, which we sell mainly in the United States;

•	manufacturing linear low density polyethylene, or LLDPE, and low density polyethylene, or LDPE, using a specialized production process that permits us to produce thermoplastics with distinctive characteristics for the flexible packaging industry, including greater resistance to impact and punctures, improved polish and greater transparency;

•	replacing traditional materials such as glass, wood, steel and paper, with our thermoplastics products; and

•	developing manufacturing process to produce “green” polymers made out of renewable raw materials.
•	Expansion of Our Production Capacity: We plan to expand the production capacity of our business units during the next several years based on anticipated growth in demand for our products. We plan to expand our production capacity in the short-term principally through efficiency enhancements at our plants and by modernizing our production technology, although from time to time we may consider acquisitions of second generation producers that currently compete with us or produce products that are complementary to ours, such as our acquisition of Ipiranga Química, or enter into joint ventures with others to build new petrochemical plants.

We have entered into a joint venture with Petroquisa for the construction of a polypropylene plant in Paulínia, in the State of São Paulo, with an initial annual production capacity of 350,000 tons. In addition, we have entered into Project Development Agreements with Petroquímica de Venezuela, S.A., or Pequiven, the petrochemical company of the Bolivarian Republic of Venezuela, with respect to (1) the development, construction and operation of the Jose Olefins Project, a petrochemical complex that will be located in the Jose Petrochemical Complex in the State of Anzoategui, Venezuela and will include an ethylene cracker that will use ethane extracted from natural gas as its raw material, with an annual production capacity of 1.3 million tons, polyethylene production facilities with a combined annual production capacity of 1.1 million tons, and integrated plants to produce other second-generation petrochemicals, and (2) the construction and operation of a polypropylene plant in the Jose Petrochemical Complex, with an annual production capacity of approximately 450,000 tons. We believe that additional capacity developed by our company, together with joint venture partners, will enable us to maintain and expand our leadership position in Latin America and support our expansion into strategic export markets.

•	Continued Reductions in Operating Costs and increases in Operating Efficiencies: As a result of the integration of our facilities and large production scale, we believe that we are a low-cost producer of second generation petrochemicals. We have completed a program—the Braskem+ Program—to increase operating efficiencies and to reduce operating costs. We also continue to realize synergies from our integration process.

Our cost reduction program is linked to initiatives to purchase feedstocks at competitive prices. We began to import lower-cost naphtha in 2002, and during 2006, we imported approximately 25.1% of our feedstock requirements, primarily from North Africa.

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
Formula Braskem
     In 2005, we commenced a new program named “Formula Braskem” to implement a comprehensive integrated management system. Formula Braskem is intended to incorporate the best practices in the international petrochemical industry in our management systems and the most recent technological developments available in the marketplace. This program, together with the Braskem+ program, was designed to support our expansion and future internationalization, and we expect to realize productivity and efficiency gains through their implementation. In addition, the implementation of Formula Braskem has assisted us with our compliance with the requirements of the U.S. Sarbanes-Oxley Act of 2002 in a manner consistent with our commitment to transparency and corporate governance.
     We have engaged SAP Brasil Ltda., or SAP, and Accenture do Brasil Ltda., or Accenture, to assist us in implementing Formula Braskem under agreements that provide for the payment of bonuses to SAP and Accenture in the event that we achieve identified annual cost savings as a result of the implementation of Formula Braskem in excess of those identified in our calculations of the projected net present value of this project.
     The first phase of Formula Braskem became operational on October 1, 2006. We had a dedicated team of approximately 110 employees working together with SAP and Accenture on the implementation of the first phase of Formula Braskem which we are implementing at a cost expected to be approximately R$130 million. We expect to make capital expenditures of R$10.6 million in 2007 to complete the first phase of Formula Braskem.
     We are implementing the second phase of Formula Braskem which consists of the integration of Politeno into our management system, the implementation of payroll and capital budgeting systems and other process improvements. We have a dedicated team of approximately 85 employees working together with SAP and Accenture on the implementation of the second phase of Formula Braskem which we expect to be operational in August 2007. We anticipate that we will make capital expenditures of R$6.8 million in 2007 related to second phase of Formula Braskem.
Basic Petrochemicals Unit
     At December 31, 2006, our Basic Petrochemicals facilities had one of the largest average annual production capacities of all first generation producers in Latin America. Our Basic Petrochemicals Unit accounted for R$6,883.6 million, or 50.3%, of the net sales revenue of all segments in 2006, including net sales to our other business units. Our Basic Petrochemicals Unit produces:
•	olefins, such as ethylene, polymer and chemical grade propylene, butadiene, isoprene and butene-1;

•	aromatics, such as benzene, toluene, para-xylene and ortho-xylene;

•	fuels, such as automotive gasoline and liquefied petroleum gas, or LPG; and

•	methyl tertiary butyl ether, or MTBE, solvent C9 and pyrolysis C9.
     The products of our Basic Petrochemicals Unit are used primarily in the manufacture of intermediate second generation petrochemical products, including those manufactured by our other business units. We also supply utilities to other plants located in the Northeastern Complex and render services to the operators of those plants. In 2006, 87.1% of our Basic Petrochemicals Unit’s sales (including intra-company sales) were derived from the sale of basic petrochemicals, 7.8% from the sale of utilities and services, and 5.1% from the sale of fuels.
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

Our Basic	Intermediate Products Derived from
Petrochemical Products	Our Basic Petrochemical Products	Common End Uses
Olefins
Ethylene	LDPE /LLDPE (1)	Garbage bags, packaging film, toys, housewares, electrical insulation, paper coatings
	High density polyethylene (1)	Blow-molded plastic bottles (such as milk bottles)
	UHMWP (1)	Technical parts, industrial applications, medical applications, parts for automotive industry products
	Ethyl vinyl acetate copolymer (1)	Shoe soles, hot melt, plastic film for special applications
	Ethylene oxide, used to produce ethylene glycol	Polyester fibers and PET resin
	Ethylene dichloride, used to produce PVC (2)	Pipes, home siding, upholstery, floor coverings

Propylene (polymer and chemical grade)	Ethylbenzene, used to produce styrene monomer and then polystyrene Polypropylene (1)	Disposable cups and containers, high-impact plastics Carpet-backing, luggage, bottles, diapers, raffia bags
	Acrylonitrile	Clothing, plastics
	Propylene oxide	Polyurethane foams for furniture and insulation, cleaning compounds and coatings
Butadiene	Synthetic rubber, elastomers, resins	Tires, shoes, hoses, surgical gloves
Butene–1	LLDPE (1)	Garbage bags, packaging film, toys, housewares, electrical insulation, paper coatings

Aromatics
Benzene	Ethylbenzene (used to make styrene monomer/polystyrene)	Disposable cups, containers, high-impact plastics
	Cumene	Epoxies
	Cyclohexane and cyclohexanone (3)	Nylon
	Linear alkyle benzene	Detergents
	Caprolactam (3)	Nylon
	Ammonium sulfate (3)	Fertilizers
Isoprene	Styrene-isoprene-styrene (SIS)	Adhesive
Toluene	Toluenediisocianate	Urethane foams
Solvents
Para-xylene	Purified terephthalic acid and DMT (4)	Polyester film and fibers, PET resin (4)

Ortho-xylene	Phthalic anhydride and plasticizers	Flexible products from PVC
Others
MTBE	—	Octane booster for gasoline
Solvent C9	—	Solvents and thinners
Pyrolysis C9	—	Octane booster for gasoline
Fuels
Automotive Gasoline	—	Fuel for internal combustion engines
LPG	—	Cooking gas

(1)	Produced by our Polyolefins Unit.

(2)	Produced by our Vinyls Unit.

(3)	Produced by our Business Development Unit.

(4)	Formerly produced by our Business Development Unit. On May 16, 2007, we permanently closed our DMT plant and temporarily closed our PET plant.

     The following table sets forth a breakdown of the sales volume and net sales revenue of our Basic Petrochemicals Unit (including our intra-company sales) by product line and by market for the years indicated.

	Years Ended December 31,
	2006				2005				2004
	Quantities				Quantities				Quantities
	Sold (1)	Net Sales Revenue			Sold (1)	Net Sales Revenue			Sold (1)	Net Sales Revenue
	(thousands	(millions of			(thousands	(millions of			(thousands	(millions of
	of tons)	reais)		(%)	of tons)	reais)		(%)	of tons)	reais)		(%)
Domestic net sales:
Ethylene	1,108.5	R$	2,530.6	42.2%	1,169.8	R$	2,578.2	40.8%	1,098.9	R$	2,302.2	40.1%
Propylene	413.0		871.6	14.5	497.5		1,060.9	16.8	446.8		819.1	14.3
Para-xylene	82.8		201.7	3.4	171.0		385.0	6.1	148.7		319.6	5.6
Benzene	203.0		398.0	6.6	199.9		439.8	7.0	216.7		522.6	9.1
Butadiene	140.9		341.9	5.7	150.2		331.3	5.2	160.0		296.0	5.2
Mixed xylenes	34.1		78.0	1.3	35.4		61.7	1.0	74.5		126.4	2.2
Ortho-xylene	61.7		136.0	2.3	41.3		87.0	1.4	52.7		109.9	1.9
Toluene	34.8		62.5	1.0	29.5		48.0	0.7	33.2		57.4	1.0
Others	178.6		379.9	6.3	203.8		380.1	6.0	255.3		405.0	7.1

Total domestic net sales of basic petrochemicals	2,257.4		5,000.1	83.4	2,498.4		5,372.0	85.0	2,486.8		4,958.2	86.4
Total export net sales of basic petrochemicals	544.4		953.4	16.6	535.0		950.0	15.0	436.6		778.9	13.6

Total net sales of basic petrochemicals	2,801.8		5,953.4	100%	3,033.4		6,322.0	100%	2,923.4		5,737.1	100%

Automotive gasoline and utilities (2)			930.2				904.7				742.9

Total Basic Petrochemicals Unit net sales revenue (3)		R$	6,883.6			R$	7,226.7			R$	6,480.0

% of the total net sales revenue of all segments			50.3%					53.5%				52.1%

(1)	Includes the following intra-company sales:

• approximately 800,600 tons of ethylene in 2006, 588,700 tons in 2005 and 537,100 tons in 2004;

• approximately 86,500 tons of propylene in 2006, 89,300 tons in 2005 and 31,300 tons in 2004;

• approximately 42,300 tons of para-xylene in 2006, 45,600 tons in 2005 and 48,200 tons in 2004; and

• approximately 53,400 tons of benzene in 2006, 60,800 tons in 2005 and 62,300 tons in 2004.

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
     We self-generate approximately 70% of the Northeastern Complex’s energy consumption requirements, and the remainder is furnished by Companhia Hidro Elétrica do São Francisco— CHESF, a Brazilian government-owned electric power generation company located in the State of Bahia, and by Companhia de Eletricidade do Estado da Bahia—COELBA.
Production Facilities of Our Basic Petrochemicals Unit
     We believe that the technological processes we use at our basic petrochemicals plants are among the most advanced in the world. We currently own and operate five major Basic Petrochemicals units (Olefins 1, Olefins 2, Aromatics 1, Aromatics 2 and Energy and Services), each of which is located at the Northeastern Complex. Our Basic Petrochemicals Unit defines the term “unit” to mean several plants that are linked together to produce olefins, aromatics or utilities. As a result, the production capacity of Aromatics units 1 and 2 is the sum of the production capacities of the various plants that form these units. At December 31, 2006, our basic petrochemicals plants had total annual production capacity of 1,280,000 tons of ethylene and 550,000 tons of propylene.
     The table below sets forth the name, primary products, annual production capacity at December 31, 2006 and annual production for the years presented for each of our principal Basic Petrochemicals units and plants.

		Annual	Production
		Production	Year Ended December 31,
Name	Primary Products	Capacity	2006	2005	2004
		(in tons, except
		automotive
		gasoline)	(in tons, except automotive gasoline)
Olefins units 1 and 2	Ethylene	1,280,000	1,103,969	1,165,319	1,105,610
	Propylene	550,000	520,413	562,048	542,359
Plants of aromatics units 1 and 2:
Butadiene plants 1 and 2	Butadiene	175,000	154,227	162,586	161,616
MTBE plants 1 and 2	MTBE	140,000	118,691	129,345	130,079
Butene-1 plant	Butene-1	35,000	24,701	25,515	29,093
Isoprene plant	Isoprene	26,800	12,500	16,140	16,396
	Dicyclopentadiene	24,000	16,517	25,245	21,306
Sulfolane plants 1, 2 and 3	Coperaf – 1 (1)	120,000	86,773	86,066	112,249
BTX fractionation plants 1 and 2	Benzene	427,000	400,793	428,796	393,737
	Toluene (2)	42,000	44,778	38,505	58,502
C8+ fractionation plant	Mixed xylenes (2)	40,000	55,853	50,487	87,208
	Ortho-xylene	62,000	76,450	57,441	53,966
	Solvent C9 (1)	30,000	23,426	20,011	20,405
Parex plant	Para-xylene	203,000	128,672	158,461	124,455
Blending plant	Automotive gasoline (3)	600,000	374,504	457,334	394,591
	LPG	25,000	15,476	15,822	18,767

(1)	Solvents.

(2)	Actual production may exceed production capacity of certain plants when excess capacity of other plants in the Aromatics units is utilized.

(3)	Automotive gasoline in cubic meters per year.

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
     Both of our olefins plants are capable of using naphtha as a feedstock, and our Olefins 1 unit is also capable of using petroleum condensate as a feedstock. Until the early 1980’s, gas oil represented approximately 60% of the feedstock used by first generation producers in Brazil and naphtha represented the remainder, but the increased use of diesel fuel by trucks and buses in Brazil in the 1980’s reduced the supply of gas oil available to petrochemical producers. Currently, we use naphtha as our primary feedstock, and in 2006, naphtha accounted for (1) 86.6% of the total cost of sales of our Basic Petrochemicals Unit and (2) 73.0% of our direct and indirect consolidated cost of sales and services rendered.
     The following table shows the average Amsterdam-Rotterdam-Antwerp market price of naphtha for the periods indicated.

	Amsterdam-Rotterdam-Antwerp
	Market Price of Naphtha
	2007			2006		2005		2004
	(in U.S. dollars per ton)
Average(1)	US$	597.21		US$	564.74	US$	476.04	US$	377.40

Month ended:
January		509.23			561.81		394.86		329.74
February		550.85			529.67		416.23		309.52
March		603.95			528.65		477.43		327.26
April		655.37			588.84		471.62		333.31
May		686.61	(2)		601.91		421.26		373.71
June					613.14		439.32		350.16
July					644.24		468.43		373.95
August					620.04		528.00		420.40
September					524.71		572.77		421.39
October					509.91		545.43		469.14
November					514.96		478.82		433.16
December					545.11		498.35		387.05

(1)	The information in the “Average” row represents (i) during 2006, 2005 and 2004, the mean average of average monthly naphtha prices during the year, and (ii) during 2007, the mean average of average monthly naphtha prices from January through April.

(2)	Through May 24, 2007.
Source: Bloomberg L.P.
     Our Basic Petrochemicals Unit is located:
•	36 kilometers from the Madre de Deus Port Terminal (located in the City of Madre de Deus in the State of Bahia), a port terminal owned and operated by Petrobras;

•	27 kilometers from Refinaria Landulfo Alves (located in the State of Bahia), one of the largest refineries in Brazil, which is owned and operated by Petrobras; and

•	22 kilometers from the port terminal of Aratú (located in the State of Bahia).

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
     At the port terminal of Aratú, we use (1) the Terminal Químico de Aratú (which is owned by Terminal Químico de Aratú S.A.—TEQUIMAR, a subsidiary of Ultrapar, a Brazilian LPG distribution company) to distribute our products in liquid form, (2) the Terminal de Gases (which is owned by Tegal—Terminal de Gases Ltda., one of our subsidiaries) to distribute our products in gaseous form, and (3) the Raw Materials Terminal (which is owned by our company) to import naphtha and condensate.
     Following the end of Petrobras’ monopoly over the supply of naphtha, we invested approximately US$39.2 million in our transportation infrastructure to enable our port facilities at Aratú to receive shipments of imported naphtha.
Supply Contracts and Pricing
     Our Basic Petrochemicals Unit purchased:
•	from Petrobras: approximately 3,123,000 tons of naphtha in 2006, representing 74.9% of our naphtha requirements; approximately 3,084,000 tons of naphtha in 2005, representing 69.2% of our naphtha requirements; and approximately 2,734,000 tons of naphtha in 2004, representing 62.3% of our naphtha requirements; and

•	from suppliers located primarily in North Africa: approximately 1,045,000 tons of naphtha in 2006, representing 25.1% of our naphtha requirements; approximately 1,372,500 tons of naphtha in 2005, representing 30.8% of our naphtha requirements; and approximately 1,654,000 tons of naphtha in 2004, representing 37.7% of our naphtha requirements.
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
     La Société Nationale pour la Recherche, la Production, le Transport, la Transformation et la Commercialisation des Hydrocarbures—SONATRACH (the Algerian national petroleum company), or SONATRACH, is our most important supplier of imported naphtha. We and SONATRACH entered into a Contract for the Sale and Purchase of Naphtha, which became effective on January 1, 2002. This contract had a one-year term and is renewable based on the mutual agreement of the parties for further one-year periods. We have renewed this contract four times, and this contract currently expires on December 31, 2007. Under this contract:
•	SONATRACH has agreed to sell and deliver naphtha to us exclusively for our use as a raw material; and

•	we agreed to purchase, and SONATRACH agreed to sell, a minimum annual volume of naphtha up to a maximum annual volume.
     If our contract with SONATRACH is not renewed or is otherwise terminated, we believe that we could purchase sufficient quantities of naphtha from other suppliers, including Petrobras, to meet our supply needs.
     On December 15, 2005, our company entered into a revolving import note program with certain financial institutions. Under this program, our company and, subject to our guarantee of its obligations and certain other conditions, Copesul are permitted for three years to issue short-term non-interest bearing notes, or import notes, in an aggregate principal amount of up to US$400 million outstanding at any time prior to the expiration of this program to designated trading companies outside Brazil to evidence our and Copesul’s respective obligation to pay for purchases of naphtha and petroleum condensate from these trading companies. These designated trading companies have the right to assign these import notes to the specified financial institutions during the term of the program. These assignments are made at a discount based on a rate of LIBOR plus 0.75% per annum during the first year of this program, and LIBOR plus 0.85% per annum to 1.25% per annum, based on fluctuations in the Emerging Markets Bond Index—Brazil, thereafter. These companies may use the proceeds of these assignments to purchase imported naphtha or petroleum condensate. In the event that the aggregate amount of import notes issued during the first year of the program is less than US$30 million multiplied by the number of months elapsed under the program, we are required to pay a commitment fee on the unused amount. In addition, we are required to pay a commitment fee upon the termination of this program in the event that the aggregate amount of import notes outstanding at any time following the first anniversary of the commencement of this program is less than US$350 million.
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
     Our Basic Petrochemicals Unit also uses technology developed by our company. We do not pay any continuing royalties under any of these arrangements. We paid an initial royalty under these arrangements (excluding our agreement with Mobil). If any of these arrangements were terminated or no longer available to us, we believe that we would be able to replace this technology with comparable or better technology from other sources.
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
     As is common with other first generation petrochemical producers, our Basic Petrochemicals Unit has a high concentration of sales to a limited number of customers. Net sales to our 10 largest customers (excluding intra-company sales) accounted for approximately 31.4% of our Basic Petrochemicals Unit’s total net sales revenue (excluding intra-company sales) during the year ended December 31, 2006.
     As part of our commercial strategy, our Basic Petrochemicals Unit has focused on developing longer-term relationships with our customers. We have entered into long-term supply contracts with several second generation producers located in the Northeastern Complex, including Oxiteno do Nordeste S.A. and Polibrasil Resinas S.A. These supply contracts generally have an initial 10-year term and are automatically renewable for five-year periods unless one party notifies the other of its intention not to renew. These contracts also provide for minimum and maximum quantities to be purchased and monthly deliveries. We also sell automotive gasoline and LPG to Petrobras and fuel distribution companies.
     We determine the prices for our olefins and aromatics products with reference to several market indicators. Prior to 2005, we used a margin sharing system for all of our ethylene customers, including our other business units. In 2005, we determined the prices that we charged our ethylene customers, other than our two largest ethylene customers, by reference to international market prices. In 2006, we negotiated with our remaining ethylene customers that used the margin sharing system to terminate the margin sharing system of ethylene pricing and to institute a market pricing system.
     We calculate the monthly price of propylene by multiplying our monthly ethylene price (including Brazilian taxes) by the ratio of the European contract price for propylene to the European contract price for ethylene. We determine the price of butadiene by reference to the European contract price and we determine the price for para-xylene by reference to the U.S. contract price, and our prices for butadiene and para-xylene, unlike our prices for our other basic petrochemical products, include freight costs. We set the prices of benzene and ortho-xylene monthly by determining the mean average of European contract prices and U.S. contract prices for those products as set forth in specialized trade publications. We set the prices of solvents by reference to international market prices and the prices for fuels by reference to Brazilian market prices. We set the prices of utilities based on our production costs.

     We are focused on maintaining our leading position in the Brazilian market, while continuing to use our exports to hedge our operations and adjust the imbalances between demand and production. In 2006, export net sales of basic petrochemicals (which exclude utilities and automotive gasoline) represented 14.5% of our Basic Petrochemicals Unit’s net sales revenue. We exported basic petrochemicals mainly to customers in the United States and in Europe.
     The following table sets forth our export sales and export volumes of basic petrochemicals for the years indicated:

	Year Ended December 31,
	2006	2005	2004
Export sales (in millions of reais)	995.0	950.0	778.9
As % of total net sales revenue of Basic Petrochemicals Unit	14.5	15.0	13.6
Export volumes (thousands of tons)	575.1	535.2	436.6
As % of total sales volume of Basic Petrochemicals Unit (excluding automotive gasoline)	20.3	17.6	14.9
     Since August 15, 2000, we have been authorized by the National Petroleum Agency to produce and sell automotive gasoline. Our net sales revenue from automotive gasoline was R$395.4 million in 2006, and our net export sales revenue from automotive gasoline was R$41.7 million in 2006. We sold approximately 383,100 cubic meters of type “A” automotive gasoline in 2006.
     We set export prices for:
•	benzene, toluene, para-xylene, dicyclopentadiene and automotive gasoline with reference to market prices prevailing in the U.S. Gulf market; and

•	propylene, MTBE, ortho-xylene, butene-l and isoprene with reference to market prices prevailing in the European market.
     In addition to basic petrochemicals and fuels, we produce electric power, steam, treated water and compressed air for our own use and for sale to other second generation producers in the Northeastern Complex. In 2006, our net sales revenue from sales of utilities (including sales to our other business units) was R$534.7 million. We also provide storage services to companies located in the Northeastern Complex through our subsidiary Tegal—Terminal de Gases Ltda., providing storage for gaseous petrochemical products. Tegal—Terminal de Gases Ltda. operates in the port terminal of Aratú in the State of Bahia.
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
Polyolefins Unit
     At December 31, 2006, our polyolefins production facilities had the largest average annual production capacity of all second generation producers of polyolefins products in Brazil and elsewhere in Latin America. Our Polyolefins Unit accounted for R$4,775.8 million, or 34.9%, of the net sales revenue of all segments in 2006. Our Polyolefins Unit has historically been comprised of the operations conducted by our company and Polialden. On May 31, 2006, Polialden merged with and into our company.

     Prior to the Politeno acquisition on April 6, 2006, we owned 35.0% of Politeno’s voting share capital and 34.0% of its total share capital. As a result, at dates and for periods prior to April 6, 2006, we proportionally consolidated Politeno’s results in our consolidated financial statements and did not include Politeno’s results in our Polyolefins segment. Following the Politeno acquisition on April 6, 2006, we owned 100% of the voting share capital and 96.2% of the total share capital of Politeno, and have fully consolidated Politeno’s results in our consolidated financial statements and included Politeno’s results in our Polyolefins segment at dates and for periods following this acquisition. On April 2, 2007, Politeno merged with and into our company.
     Our Polyolefins Unit produces:
•	polyethylene, including LDPE, LLDPE, high density polyethylene, or HDPE, UHMWP and ethyl vinyl acetate copolymer, or EVA; and

•	polypropylene.
     Approximately three-fifths of our Polyolefins Unit’s sales volume in 2006 was derived from the sale of polyethylene products, and most of the remainder was derived from the sale of polypropylene products.
     We manufacture a broad range of polyolefins products for use in consumer and industrial applications, including:
•	plastic films for food and industrial packaging;

•	bottles, shopping bags and other consumer goods containers;

•	automotive parts; and

•	household appliances.
     In 2006, we had an approximate 37.6% share of the Brazilian polyethylene market and an approximate 41.5% share of the Brazilian polypropylene market, based on sales volumes. We anticipate that domestic growth in demand for these products will continue to increase due to:
•	greater consumption of plastic-based consumer products, as Brazil’s consumption of plastic based products on a per-capita basis is low when compared to the United States and many European countries; and

•	the trend towards substitution of plastics for more traditional packaging materials, such as glass and paper.
Products of Our Polyolefins Unit
     The following table sets forth a breakdown of the sales volume and net sales revenue of our Polyolefins Unit by product line and by market for the years indicated.

	Year Ended December 31,
	2006				2005				2004
	Quantities				Quantities				Quantities
	sold	Net Sales Revenue			sold	Net Sales Revenue			sold	Net Sales Revenue
	(thousands	(millions of			(thousands	(millions of			(thousands	(millions of
	of tons)	reais)		(%)	of tons)	reais)		(%)	of tons)	reais)		(%)
Domestic net sales:
Polypropylene	453.2	R$	1,515.5	31.7%	419.9	R$	1,404.2	35.8%	418.5	R$	1,320.3	37.8%
LDPE	196.9		635.8	13.3	143.1		443.7	11.3	134.7		404.2	11.6
LLDPE	211.0		703.2	14.7	156.2		476.4	12.2	148.6		444.4	12.7
HDPE	186.6		603.2	12.6	201.9		618.1	15.8	214.1		635.5	18.2
UHMWP	1.2		6.4	0.1	1.0		5.1	0.1	1.4		5.7	0.3

	Year Ended December 31,
	2006				2005				2004
	Quantities				Quantities				Quantities
	sold	Net Sales Revenue			sold	Net Sales Revenue			sold	Net Sales Revenue
	(thousands	(millions of			(thousands	(millions of			(thousands	(millions of
	of tons)	reais)		(%)	of tons)	reais)		(%)	of tons)	reais)		(%)
EVA	9.1		34.2	0.7	—		—	—	—		—	—
Other	—		4.8	0.1	—		—	—	—		—	—

Total domestic net sales	1,057.9		3,503.0	73.3	922.1		2,947.5	75.2	917.3		2,810.1	80.6
Total export net sales	467.2		1,272.8	26.7	363.6		971.5	24.8	248.3		679.3	19.4

Total polyolefins net sales	1,525.1	R$	4,775.8	100%	1,285.7	R$	3,919.0	100%	1,165.6	R$	3,489.4	100%

% of the total net sales revenue of all segments				34.9%				29.0%				28.0%
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
     In 2006, we launched the Idealis® resin, a high molecular weight polyethylene used in equipment for the food and automotive industries, targeted mostly to the European market. Additionally, as a result of the Politeno acquisition, we are able to offer a wide range of LLDPE resins manufactured from hexene, butene and octane.
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
     In 2006, we launched polypropylene with nanoparticles, the first resin produced in Brazil based on nanotechnology. We believe that nanotechnology is a promising frontier in materials science in general and polymers in particular.
Production Facilities of Our Polyolefins Unit
     At December 31, 2006, we owned nine polyolefins production facilities. Five of these plants are located in the Southern Complex, and four of these plants are located in the Northeastern Complex. During 2004, we expanded the annual production capacity of our polypropylene plants in the Southern Complex by an aggregate of 100,000 tons. During 2005, we expanded the annual production capacity of one of our polyethylene plants in the Northeastern Complex by 30,000 tons. During 2006, we expanded the annual production capacity of our other polyethylene plants in the Northeastern Complex by 30,000 tons.
     The table below sets forth the location, the primary products, annual production capacity at December 31, 2006, and annual production for the years presented of each of our polyolefins plants.

		Annual	Production
		Production	Year Ended December 31,
Location (Complex)	Primary Products	Capacity	2006	2005	2004
		(in tons)		(in tons)
Triunfo (Southern)	LDPE	215,000	209,209	207,174	209,140
	Polypropylene (1)	100,000	—	—	—
	Polypropylene (2)	560,000	542,781	528,980	463,077
	HDPE/LLDPE (3)	300,000	268,762	237,262	235,028
Camaçari (Northeastern)	HDPE/LLDPE (3)	230,000	216,822	211,625	175,436
	HDPE/LLDPE (3)(4)	210,000	133,088	—	—
	LDPE (4)	150,000	102,684	—	—
	HDPE/UHMWP(3)	160,000	103,034	124,382	128,312

(1)	This plant is currently inactive.

(2)	Reflects the combined production capacity and annual production of two polypropylene plants located in the Southern Complex.

(3)	Plant with swing line capable of producing two types of resins. Capacity varies depending on actual production.

(4)	Reflects the production of Politeno since April 6, 2006, the date of the Politeno acquisition.
Raw Materials of Our Polyolefins Unit
Ethylene and Propylene
     The most significant direct costs associated with our production of polyethylene and polypropylene are the costs of purchasing ethylene and propylene, which together accounted for approximately 88% of our Polyolefins Unit’s total variable cost of production in 2006. In 2006, approximately 40% of these raw materials were supplied by our

Basic Petrochemicals Unit and approximately 60% were supplied by Copesul. Our Polyolefins Unit is highly dependent on ethylene and propylene supplied by our Basic Petrochemicals Unit and by Copesul because the costs of storing and transporting ethylene and propylene are substantial and there is inadequate infrastructure in Brazil to import large quantities of ethylene and propylene.
     At December 31, 2006, Copesul had an annual ethylene production capacity of 1,200,000 tons and an annual propylene production capacity of 630,000 tons. Copesul is the primary supplier of propylene to our Polyolefins Unit.
Supply Contracts and Pricing
     We have entered into a long-term ethylene and propylene supply contract with Copesul that extends through 2007 and is automatically renewable for additional five-year terms. Under this contract, we are required to purchase an annual minimum of 268,200 tons of ethylene and an annual maximum of 451,000 tons, as well as an annual minimum of 262,200 tons of propylene and an annual maximum of 439,500 tons, in each case subject to daily and monthly limits. In 2006, we purchased approximately 472,200 tons of ethylene and substantially all of our requirements of propylene (approximately 470,800 tons) from Copesul for our polyolefins operations in the Southern Complex. In 2006, we exceeded our annual maximum ethylene and propylene purchases as a result of production efficiencies at Copesul. Our Polyolefins Unit purchases ethylene from our Basic Petrochemicals Unit and Copesul at prices determined by reference to international market prices for ethylene.
     We own 29.5% of the total share capital of Copesul. As a result of the consummation of the first phase of the Ipiranga Transactions described above under “—Ipiranga Transaction” on April 18, 2007, we control Copesul. Upon the consummation of the last phase of the Ipiranga Transaction which we expect to occur in November 2007, we expect to own, directly and through our subsidiaries, assuming that all of the holders of the shares of Copesul accept the Copesul tender offer, 84.7% of the total share capital of Copesul. See “—Ipiranga Transaction.”
     On March 20, 2007, we entered into a five-year propylene supply contract with Refinaria Alberto Pasqualini –Refap S. A., or Refap, a subsidiary of Petrobras, located in Canoas, Rio Grande do Sul. Under this contract, we will purchase an initial annual supply of 70,000 tons of propylene, representing 70% of Refap’s current annual propylene production capacity of 100,000 tons. As Refap expands its propylene production capacity, we will be obligated to purchase 70% of Refap’s propylene production until Refap’s annual production capacity reaches 160,000 tons. We will be obligated to purchase 100% of Refap’s production in excess of 160,000 tons. Under this contract:
•	Refap has agreed to sell and deliver propylene to us exclusively for our use as a raw material; and

•	we agreed to purchase, and Refap agreed to sell, at prices determined by reference to U.S. Gulf Coast prices for propylene.
     This contract contemplates an initial supply of 5,800 tons of propylene per month. This volume will be used to supply our existing units in the Southern Complex and will be available to meet additional demand that arises through expansion of these units and acquisition of additional units. Propylene will be delivered to our units through a pipeline.
     The following table sets forth the average prices per ton in reais paid by our company for ethylene and propylene for the years indicated:

	Year Ended December 31,
	2006		2005		2004
			(R$ per ton)
Ethylene supplied by our Basic Petrochemicals Unit	R$	2,323	R$	2,206	R$	2,350
Ethylene supplied by Copesul		2,677		2,527		2,313
Propylene supplied by Copesul		2,570		2,405		2,017
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
     Our Unipol® plant in the Northeastern Complex uses catalysts supplied to us by Univation Technologies. Our HDPE slurry plant in the Northeastern Complex produces its own catalysts, and we purchase the inputs that we need to produce our own catalysts from various suppliers at market prices. We purchase most of the catalysts that we use in our polypropylene plants from Basell Polyolefins Company N.V, or Basell, and we also import some catalysts from suppliers in the United States and Europe.
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
•	We entered into an agreement with Sumitomo in 1974 to use a high pressure autoclave process to produce LDPE and ethyl vinyl acetate copolymer at a plant in the Northeastern Complex. We have fully paid all royalties due under the terms of this license agreement.

•	We obtained technology from Mitsubishi in 1978, under a licensing agreement we continue to use in our HDPE slurry plant in the Northeastern Complex. Although this technology is our oldest, we have regularly upgraded and improved it, and we use this technology to produce UHMWP in this plant. We have fully paid all royalties due under the terms of our license agreement with Mitsubishi and are no longer subject to the confidentiality provisions of this agreement.

•	We entered into an agreement with Du Pont Canada, now Nova Chemicals, in 1987 to use Sclairtech technology to produce LLDPE and HDPE at a plant in the Northeastern Complex. We have fully paid all royalties due under the terms of this license agreement.

•	We entered into an agreement with a predecessor of Univation Technologies in 1988 (effective in 1992) to use Unipol® technology to produce polyethylene. We made a lump sum payment at the time of execution of this license agreement, in lieu of additional royalty payments. We use the Unipol® technology to produce low density polyethylene and high density polyethylene in the Northeastern Complex.

•	We entered into agreements with Basell Technology Company B.V., the largest polypropylene manufacturer in the world and a leader in polypropylene technology, in 1987 (effective in 1991) to use Spheripol® technology for the construction and operation of our first polypropylene plant in the Southern Complex. Under these agreements, we may use this technology for our current and future plants. We built a second plant based on this technology, which commenced operations in 1997. We have fully paid all royalties due under the terms of these license agreements.

•	We entered into agreements with Basell Polyolefine GmbH in 1995 (effective in 1999) to use Spherilene® technology. We pay royalties on a quarterly basis under these license agreements based on the amounts of polyethylene that we produce using this technology at our swing HDPE/ LLDPE plant located at the Southern Complex.

•	We entered into an agreement with Univation Technologies in 2003 to use metallocene process and product technology and related catalysts. We pay quarterly royalties based on amounts of LLDPE and very low density polyethylene that we produce using metallocene technology at our Unipol® polyethylene plant located at the Northeastern Complex.

•	We entered into an agreement with Basell Polyolefine Italia S.p.A. in 2004 to use an updated Spheripol® technology for the construction and operation of the Paulínia polypropylene plant. Under this agreement, we may use this technology for our existing and future plants.
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
     In 2006, we opened a new development center dedicated to UHMWP, a high value-added resin of which we are one of the largest world producers. This center works in coordination with the Braskem Center for Technology and Innovation.
     Our Polyolefins Unit maintains seven pilot plants located in the Southern Complex and the Northeastern Complex that use Spheripol ®, Spherilene® and Unipol® technology. Two of our Polyolefins Unit pilot plants operate at approximately 1/150 of the scale of our full-scale plants, and our other pilot plants operate at approximately 1/400 of the scale of our full-scale plants. Our Polyolefins Unit uses these pilot plants to (1) produce small quantities of new products to test them in our laboratories and with our customers, (2) develop new conditions and formulations for the creation of new products, and (3) increase the efficiency of our production processes. We believe that these pilot plants give us a competitive advantage over our competitors in Latin America, which do not have similar resources.

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
Sales and Marketing of Our Polyolefins Unit
     We sell our polyethylene and polypropylene products to approximately 1,400 customers, and sales by our Polyolefins Unit accounted for 34.9% of our net sales revenue of all segments in 2006. We have a diversified product mix that allows us to serve a broad range of end users in several industries. Our customers generally are third generation petrochemical producers that manufacture a wide variety of plastic-based consumer and industrial goods.
     Net sales revenue to our ten largest customers accounted for 20.0% of our Polyolefins Unit’s total net sales revenue during the year ended December 31, 2006. No customer accounted for more than 3.0% of our total net sales revenue during 2006, 2005 or 2004.
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
     In 2005, our Polyolefins Unit concluded the implementation of its new policy concerning distributors, and our distribution network was reorganized. We now have seven distributors (five of which belong to a group of related companies), and have entered into agreements with terms of five years with five of these distributors.
Export Sales
     Our volume of export sales has generally varied based upon the level of domestic demand for our products. Export sales represented 26.7% of our Polyolefins Unit’s net sales revenue in 2006. In 2006, we opened sales offices in Argentina and The Netherlands. We intend to use our Argentine office to consolidate our marketing efforts in

Argentine. We plan to use our office in The Netherlands to support our European customers, improve our knowledge of the European market, optimize our logistics process in this market and develop regional partners. In addition to our offices in Argentina and The Netherlands, we maintain an office in the United States that is focused on further developing the market for engineering plastics under the UTEC brand.
     We have established a strategic position in the Polyolefins business in South America and Europe through regular direct sales, local distributors and agents who understand their respective markets. Our strategy to increase our presence in these foreign markets is intended, among other things, to reduce our exposure to the cyclicality of the international spot market for polyolefins through the development of long-term relationships with customers in neighboring countries.
     The following table sets forth export sales and export volumes of our Polyolefins Unit for the years indicated.

	Year Ended December 31,
	2006	2005	2004
Net export sales revenue (in millions of reais)	1,272.8	971.5	678.6
As % of total net sales revenue of Polyolefins Unit	26.7	24.8	19.4
Export volumes (thousands of tons)	467.2	363.6	248.5
As % of total production of Polyolefins Unit	30.6	28.3	21.3
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
     Our Polyolefins Unit has (1) a combined annual production capacity of 740,000 tons at three swing line plants capable of producing LLDPE and HDPE, one of which is located in the Southern Complex and two of which are located in the Northeastern Complex, and (2) an additional 160,000 tons of annual production capacity of HDPE and UHMWP at a plant in the Northeastern Complex.
     In addition, our subsidiary Ipiranga Petroquímica has one plant with a swing line with a combined annual production capacity of 150,000 tons of LLDPE and HDPE and three other plants with a combined annual production capacity of 400,000 tons of HDPE.
     In the Brazilian polypropylene market, we compete with Suzano. Suzano has annual production capacity of 685,000 tons, compared to our annual production capacity of 840,000 tons, which includes the annual production capacity of Ipiranga Petroquímica’s polypropylene plants in the Southern Complex.
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
Vinyls Unit
     We are the leading producer of PVC in Brazil, based on sales volumes in 2006. At December 31, 2006, our PVC production facilities had the largest average annual production capacity in Latin America. Our Vinyls Unit accounted for R$1,541.7 million, or 11.3%, of our net sales revenue of all segments in 2006.
     Our Vinyls Unit is the only vertically integrated producer of PVC in Brazil. Our PVC production is integrated through our production of chlorine and other raw materials. Our Vinyls Unit also manufactures caustic soda, which is used by producers of aluminum and paper; ethylene dichloride, or EDC; and chlorine, which we use to manufacture EDC. In 2006, 69.5% of our Vinyls Unit’s net sales revenue was derived from the sale of PVC products, 23.4% was derived from the sale of caustic soda and 3.4% from the sale of EDC and the remainder from the sale of other products.
     In 2006, we had an approximate 54.8% share of the Brazilian PVC market, based on sales volumes.

Products of Our Vinyls Unit
     The following table sets forth a breakdown of the sales volume and net sales revenue of our Vinyls Unit by product line and by market for the years indicated.

	Years Ended December 31,
	2006				2005				2004
	Quantities				Quantities	Net Sales			Quantities
	Sold	Net Sales Revenue			Sold	Revenue			Sold	Net Sales Revenue
	(thousands	(millions			(thousands	(millions			(thousands	(millions
	of tons)	of reais)		(%)	of tons)	of reais)		(%)	of tons)	of reais)		(%)
Domestic sales:
PVC suspension	380.6	R$	926.9	60.1%	360.4	R$	959.9	53.5%	372.4	R$	1,116.8	60.1%
PVC emulsion	19.7		81.1	5.3	18.5		81.0	4.5	22.0		82.8	4.4
Caustic soda	423.9		357.8	23.2	455.6		449.4	25.1	444.0		342.1	18.4
Other (1)	121.0		55.8	3.6	125.3		82.9	4.6	134.0		60.9	3.3

Total domestic sales	945.2		1,421.5	92.2	959.8		1,573.2	87.7	972.4		1,602.6	86.2
Total exports	142.7		120.2	7.8	194.3		220.9	12.3	191.0		256.2	13.8

Total vinyl net sales	1,087.9		1,541.7	100%	1,154.1	R$	1,794.1	100%	1,163.3	R$	1,858.8	100%

% of the total net sales revenue of all segments				11.3%				13.3%				14.9%

(1)	Includes chlorine, hydrogen, caustic soda flake and sodium hypochlorite.
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
     Our Vinyls Unit also produces EDC, the principal feedstock used in the production of PVC. We used approximately 76% of our EDC production in 2006 for further processing into PVC and exported the remainder to Asia.
     In 2004, we launched Plastwood, a product made of PVC and wood for finishing ceilings and special patio decks, in partnership with one of our customers in Brazil. We also developed new PVC applications for the Brazilian construction sector, such as prefabricated house and window frame solutions. In 2005, we launched Vinisol, a paste PVC product for the export market with applications for special paints and varnishes. We have developed new PVC applications for construction systems for houses and industrial facilities that are based on PVC panels, as well as for carpets for automobiles. We launched additional new resins in 2005 and 2006 and sales of these resins represented approximately 33% of the net sales revenue of our Vinyls Unit.
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
     The following table sets forth the name and location, primary products, annual production capacity at December 31, 2006, and annual production for the years presented for each of our vinyls plants.

		Annual	Production
	Primary	Production	Year Ended December 31,
Location (Complex)	Products	Capacity	2006	2005	2004
		(in tons)		(in tons)
Camaçari (Northeastern)	PVC	250,000	193,089	225,563	206,978
Camaçari (Northeastern)	Caustic Soda	79,000	73,316	76,219	76,517
	Chlorine	64,000	59,820	66,587	66,644
Maceió (Alagoas)	Caustic Soda	460,000	395,572	419,673	416,100
	Chlorine	400,000	370,588	387,510	381,464
	EDC	520,000	477,472	499,256	495,827
Marechal Deodoro (Alagoas)	PVC	240,000	229,079	198,125	189,810
Vila Prudente (São Paulo)	PVC	26,000	21,888	23,689	24,830
Raw Materials of Our Vinyls Unit
Ethylene
     The most significant direct cost associated with the production of PVC and EDC is the cost of ethylene, which accounted for 66.7% of our variable cost of PVC sales in 2006 and 80.6% of our EDC sales in 2006. Our Basic Petrochemical Unit supplies all of the ethylene required by our Vinyls Unit. Ethylene is delivered to our Alagoas plant via a 477 kilometer pipeline that we own, and to our PVC plant in the Northeastern Complex via a separate pipeline. Because the cost of storing and transporting ethylene is substantial and there is inadequate infrastructure in Brazil to permit the importation of large quantities of ethylene, our Vinyls Unit is highly dependent on ethylene that is supplied by our Basic Petrochemicals Unit. For a description of the pricing of ethylene purchased by our Vinyls Unit from our Basic Petrochemicals Unit, see “—Basic Petrochemicals Unit—Sales and Marketing of Our Basic Petrochemicals Unit.” Our São Paulo plant receives vinylchloride monomer (a raw material used in manufacturing PVC) by ship from our plant in the Northeastern Complex.
Electric Power
     Electric power is a significant cost component in our production of chlorine and caustic soda. Electric power accounted for 66.8% of our Vinyls Unit’s cost of caustic soda sales in 2006 and 21.8% of our Vinyls Unit’s total cost of sales in 2006. Our Vinyls Unit obtains its electric power requirements from various generators under long-term power purchase agreements. Our caustic soda plants at Camaçari and Alagoas and our PVC plant at Camaçari purchase their electric power requirements from CHESF under a long-term contract that expires in 2010. Companhia Energética de Alagoas S.A., or CEAL, distributes electric power to our PVC plant in Alagoas. Our São Paulo plant obtains its electric power from Eletropaulo Metropolitana-Eletricidade de São Paulo S.A., or Eletropaulo. The power purchase agreements with CEAL and Eletropaulo are renewable contracts with automatic rolling three-year extensions. These agreements provide us with the option to purchase our total electric power requirements based on an annual estimate. The price terms of these contracts are based upon tariffs regulated by the Brazilian National Electrical Energy Agency (Agência Nacional de Energia Elétrica).

Salt
     We used approximately 868,000 tons of salt during 2006 in our production of chlorine and caustic soda. Salt accounted for 5.0% of our variable costs of caustic soda sales in 2006 and 1.6% of our Vinyls Unit’s total cost of sales in 2006. We have exclusive salt exploration rights at a salt mine located near our Alagoas plant. We estimate that the salt reserves of this mine are sufficient to allow us to produce chlorine at expected rates of production for approximately 40 to 50 years. We enjoy significant cost advantages when compared to certain of our competitors due to low extraction costs of rock salt (particularly compared to sea salt), low transportation costs due to the proximity of the salt mine to our production facility and the higher purity of rock salt as compared to sea salt.
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
     Our plant in the Northeastern Complex uses mercury cell technology to produce chlorine and caustic soda, which technology can no longer be used in new petrochemical production facilities under Brazilian legislation due in part to environmental concerns regarding mercury emissions resulting from this manufacturing process. The Brazilian government may require us to shift to newer diaphragm technology, which we use in our Alagoas plant, or membrane technology. We have not shifted to these newer technologies yet, in part because the return from the capital expenditures associated with this shift would not be as high as those from other potential investments that we may undertake.
Pilot Plant and Research Center
     Our Vinyls Unit maintains a pilot plant for PVC research and development in the State of Bahia and a research center in the State of São Paulo. This center currently employs seven engineers and three technicians specialized in plastics. At this center and in our pilot plant, we produce new PVC resins, develop and improve PVC production technology, render support services to our customers, train our customers’ personnel and develop new applications for PVC in Brazil, including vertical blinds, coatings for industrial PVC pipes and resins used in automotive parts and in the manufacture of doors, windows and other building components.
Sales and Marketing of Our Vinyls Unit
     Net sales to our ten largest Vinyls Unit customers accounted for approximately 44.5% of our Vinyls Unit’s total net sales revenue during 2006. One customer accounted for approximately 11.3% of our Vinyls Unit’s total sales revenue during 2006, 10.7% of our Vinyls Unit’s total sales revenue during 2005 and 14.6% of our Vinyls Unit’s total sales revenue during 2004. One customer accounted for 58.1% of our total external EDC sales in 2006, 95.4% in 2005 and 69.2% in 2004, and our largest caustic soda customer accounted for 8.6% of total caustic soda sales in 2006, 14.9% in 2005 and 11.6% in 2004.

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
Domestic Sales
     In 2006, our Vinyls Unit had domestic net sales revenue of R$1,421.5 million, which accounted for 92.2% of our Vinyls Unit net sales revenue. In 2006, 70.9% of domestic net sales revenue was attributable to sales of PVC, 25.2% was attributable to sales of caustic soda and 3.9% was attributable to sales of other products.
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
Export Sales
     In 2006, our Vinyls Unit had export net sales revenue of R$120.2 million, which accounted for 7.8% of our Vinyls Unit’s total net sales revenue. Our export sales of PVC and EDC vary from year to year, influenced principally by domestic market demand and product availability.
     The following table sets forth export sales and export volumes of our Vinyls Unit for the years indicated.

	Year Ended December 31,
	2006	2005	2004
Net export sales revenue (in millions of reais)	120.2	220.9	256.2
As % of total net sales revenue of Vinyls Unit	7.8	12.3	13.8
Export volumes (thousands of tons)	142.7	194.3	191.0
As % of total production of Vinyls Unit	13.1	16.8	16.4
     We use a variety of methods to distribute our exports, depending generally on the total size of the export market, including direct sales, independent distributors, negotiations conducted through trading companies and sales on the spot market.
     We exported 7.5% of our PVC sales volume in 2006. Our export sales of PVC are focused primarily on the South American, Southeast Asian and United States markets and to a lesser extent on Europe.
Prices and Sales Terms
     We determine the domestic prices for our PVC resins with reference principally to the prices paid by third generation producers in Brazil for imports of PVC plus additional service charges. Our export price for PVC is generally equal to the international market price but also takes transportation costs into account. Delivery time, quality and technical service also affect the levels of sales of PVC resins. We establish our domestic price for caustic soda based on international market prices and prices charged by our three domestic competitors, taking into account any import duties and freight costs. Approximately 76% of our caustic soda sales are effected pursuant to agreements that are generally for one- to three-year terms and may include floor and ceiling prices. As with PVC, our export prices for EDC are generally determined according to international market prices but also take import duties and freight costs into account.

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
     We also compete with importers of PVC. Imports accounted for approximately 7.3% of Brazil’s total PVC consumption in 2006. Domestically produced PVC is currently competitively priced with imported PVC after taking into account transportation costs and import duties. Solvay, which has an additional plant in Argentina, is also our principal competitor in the PVC market both in Brazil and elsewhere in South America.
     In addition, we compete with other producers of thermoplastics that manufacture the same of vinyls products or products that are substitutes for our vinyls product line. Thermoplastics principally consist of polyethylene and polypropylene and are used in certain applications as substitutes for PVC. Wood, glass and metals also are used in some cases as substitutes for PVC.
Other Products
     The four largest Brazilian producers of caustic soda account for approximately 61.2% of Brazilian production as of December 31, 2006. Our company and Dow Chemical operate in this market throughout Brazil, while the other domestic producers of caustic soda generally operate on a local or regional basis. Imports accounted for approximately 36.5% of Brazil’s total caustic soda consumption in 2006. We do not believe that imports of caustic soda will increase substantially because of the high cost of transporting caustic soda, which is usually sold in suspension form. In the caustic soda market, we compete mainly on the basis of price and timeliness of delivery.
     Our principal competitors in the caustic soda market elsewhere in South America are Dow Chemical, Solvay and producers located on the U.S. Gulf Coast.
Business Development Unit
     Our Business Development Unit accounted for R$483.1 million, or 3.5%, of the net sales revenue of all segments in 2006. Our Business Development Unit produces caprolactam, cyclohexane, cyclohexanone and ammonium sulfate. Prior to May 16, 2007, our Business Development Unit also produced polyethylene terephthalate, or PET, resin and dimethyl terephthalate, or DMT. In 2006, 38.9% of our Business Development Unit’s net sales revenue was derived from the sale of PET products and 42.5% was derived from the sale of caprolactam.
     On May 16, 2007, we permanently closed our DMT plant as a result of this plant’s high maintenance and operational costs due to the aging technology of this plant. As a result, the operations of our PET plant have also been temporarily closed in order for us to review the technology we use to produce PET. We are reviewing alternatives to resume PET production, including using PTA, which is widely used by international producers of PET, as a raw material. While we conduct this review, we will continue serving our PET customers with PET that we purchase from M&G Finanziaria Industriale S.p.A., the largest PET producer in Brazil.
     In 2006, we estimate that we had an approximate 17.2% share of the Brazilian PET market, based on sales volumes.
Products of Our Business Development Unit
     The following table sets forth a breakdown of the sales volume and net sales revenue of our Business Development Unit by product and by market for the years indicated.

	Year Ended December 31,
	2006				2005				2004
	Quantities				Quantities				Quantities
	sold	Net Sales Revenue			sold	Net Sales Revenue			Sold	Net Sales Revenue
	(thousands	(millions			(thousands	(millions of			(thousands	(millions of
	of tons)	of reais)		(%)	of tons)	reais)		(%)	of tons)	reais)		(%)
Domestic Sales:
PET (1)	50.6	R$	152.7	31.6%	56.6	R$	200.7	35.3%	66.2	R$	238.5	38.4%
Caprolactam	25.7		127.5	26.4	33.0		197.2	34.7	42.9		229.9	37.0
Ammonium sulfate	77.8		25.5	5.3	94.2		33.5	5.9	92.4		41.4	6.7
Others	19.5		56.5	11.7	16.7		49.7	8.7	15.6		54.2	8.7

Total domestic sales	173.6		362.2	75.0	200.5		481.2	84.6	217.1		564.1	90.8
Total exports	34.3		120.9	25.0	19.1		87.8	15.4	14.3		56.8	9.2

Total net sales	207.9		483.1	100%	219.6	R$	569.0	100%	231.4	R$	620.8	100%

% of total net sales revenue of all segments				3.5%				4.2%				5.0%

(1)	On May 16, 2007, we temporarily closed our PET plant.
     PET is one of the most widely used polymers in industry today and is used in manufacturing packaging for soft drinks, medications, cleaning products, mineral water and food products. Caprolactam is a raw material that forms the basis for the production of Nylon-6 textile thread, engineering resins and film, and is a structural material in the motor and electronics industries. We also produce ammonium sulfate for use as a fertilizer, and cyclohexane and cyclohexanone, both for use in paint solvents, pesticides, natural resins, oils and rubber. Prior to May 16, 2007, we also produced DMT for use in PET production.
Production Facilities of Our Business Development Unit
     Our Business Development Unit operates two plants at the Northeastern Complex. At December 31, 2006, our Business Development Unit plants had a total annual production capacity of 78,000 tons of PET and 62,000 tons of caprolactam.
     The table below sets forth the location, primary products, annual production capacity at December 31, 2006, and annual production for the years presented for each of our Business Development Unit plants.

		Annual	Production
		Production	Year Ended December 31,
Location (Complex)	Primary Products	Capacity	2006	2005	2004
		(in tons)		(in tons)
Camaçari (Northeastern)	PET (1)	78,000	57,155	66,233	72,194
	DMT (2)	80,000	76,070	70,954	76,985
Camaçari (Northeastern)	Caprolactam	62,000	41,615	49,981	50,483
	Cyclohexane	72,000	57,764	65,057	66,292
	Cyclohexanone	55,000	40,964	46,590	48,282
	Ammonium sulfate	114,000	78,296	94,855	92,617

(1)	On May 16, 2007, we temporarily closed our PET plant.

(2)	On May 16, 2007, we permanently closed our DMT plant.
Raw Materials of Our Business Development Unit
     The most significant direct cost associated with the production of caprolactam is the cost of benzene, which accounted for approximately 44.0% of our Business Development Unit’s variable caprolactam cost of sales in 2006. All of the benzene that we use in producing caprolactam is supplied by our Basic Petrochemicals Unit.
     The most significant direct cost associated with our production of PET is the cost of para-xylene, which accounted for approximately 65.0% of our Business Development Unit’s variable PET production costs in 2006. All of the para-xylene that we used in producing PET was supplied by our Basic Petrochemicals Unit.
Technology of Our Business Development Unit
     We have entered into several non-exclusive agreements with a number of leading petrochemical companies to use technology for our Business Development Unit. The technology of our Business Development Unit includes hydroxylammonium phosphate oximation, or HPO, technology, licensed by Dutch State Mines, which we use at our caprolactam plant.
     We do not pay any continuing royalties under this license agreement, but we paid an initial fee under this license agreement. If this license agreement were terminated or no longer available to us, we believe that we would be able to replace this technology with comparable or better technology from other sources.
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
     Our Business Development Unit sells its products to a highly concentrated customer base. Four customers accounted for approximately 38.6% of our total PET sales during the year ended December 31, 2006. Our Business Development Unit’s caprolactam customer base is even more concentrated, as one customer accounted for approximately 23.2% of our total caprolactam sales during the year ended December 31, 2006.
     In order to continue serving our PET customers following the temporary closure of our PET plant on May 16, 2007, we entered into a contract with M&G Finanziaria Industriale S.p.A., the largest PET producer in Brazil and one of the two largest producers worldwide, for the supply of 60 thousand tons of the resin per year. Our relationships with our PET customers, including the provision of technical assistance, will continue to be conducted under our commercial policy.

Competition
     Monomeros Colombo Venezolanos S.A., or Monomeros, is the only manufacturer, other than our company, of caprolactam in South America, with an annual production capacity of 30,000 tons. Monomeros supplied approximately 6,100 tons of caprolactam in 2006, or approximately 18.9% of the caprolactam sold in Brazil.
     The textile industry consumed the most caprolactam in Brazil during 2006 (approximately 13,000 tons), and the engineering plastics and plastic films segments of the petrochemical industry consumed an aggregate amount of approximately 19,400 tons of caprolactam in 2006.
     There are three other producers of PET in Brazil: Rhodia-ster S.A., or Rhodia-ster (a subsidiary of Mossi & Ghisolfi Group); Vicunha Têxtil S.A., or Vicunha Têxtil, and M&G Finanziaria Industriale S.p.A. In 2006, Rhodia-ster and Vicunha Têxtil had annual production capacities of 290,000 tons and 24,000 tons, respectively, as compared to our annual production capacity of 78,000 tons. In February 2007, M&G Finanziaria Industriale S.p.A. commenced operation of a PET plant in Ipojuca, Pernambuco with an annual production capacity of 450,000 tons of PET.
     In June 2006, Vicunha Têxtil closed its PET plant temporarily and has not announced when this plant will recommence operations. On May 16, 2007, we temporarily closed our PET plant in order to review the technology we use to produce PET following our closure of our DMT plant. While we conduct this review, we will continue serving our PET customers with PET that we purchase from M&G Finanziaria Industriale S.p.A.
     We also compete with importers of PET. Imports accounted for approximately 52.8% of Brazil’s total PET consumption in 2006. Although international producers of PET have greater economies of scale than our company, we are able to compete with these producers due to the high transportation costs and import duties applicable to PET imports. Our PET production has been aimed principally at the bottled water segment of the PET market, and we believe that the quality products that we sell will continue to remain competitive in the Brazilian PET market.
Subsidiaries, Jointly Controlled Companies and Joint Venture
Copesul
     At December 31, 2006, we owned 29.5% of the voting and total share capital of Copesul, the cracker based in the Southern Complex, Ipiranga Petroquímica owned 29.5% of the voting and total share capital of Copesul, and Petroquisa owned 15.6% of the voting and total share capital of Copesul. Prior to the consummation of the first phase of the Ipiranga Transaction, we accounted for our interest in Copesul in our Brazilian GAAP financial statements using the proportional consolidation method.
     On April 18, 2007, the first phase of the Ipiranga Transaction described above under “—Ipiranga Transaction” was consummated. As part of the Ipiranga Transaction, we expect to acquire 60% of the total and voting share capital of Ipiranga Química, which currently owns 86.9% of the voting share capital and 92.4% of the total share capital of Ipiranga Petroquímica, which in turn owns 29.5% of the share capital of Copesul. Assuming that all of the holders of the shares of Ipiranga Petroquímica accept the Ipiranga tender offer, upon the completion of the Ipiranga tender offer Ipiranga Química will own all of the total share capital and voting share capital of Ipiranga Petroquímica.
     As part of the Ipiranga Transaction, we entered into the interim shareholders agreement, under which we obtained effective management control over the interest of Ipiranga Petroquímica in Copesul as of April 18, 2007. Under the interim shareholders agreement, we have the right to nominate a majority of the nominees of Ipiranga Petroquímica to the board of directors of Copesul. As a result of our obtaining effective control over Copesul, we will fully consolidate the assets, liabilities and results of operations of Copesul at and for periods ending after March 31, 2007.
     In connection with the Ipiranga Transaction, we have filed a request with the CVM through our subsidiary EDSP58 to delist the share capital of Copesul from the São Paulo Stock Exchange through a public tender offer for the Copesul shares not currently owned by our company, Ipiranga Petroquímica or Petroquisa, which currently represent 25.5% of the total share capital and voting share capital of Copesul. The Copesul tender offer will be made by EDSP58, a special purpose vehicle in which we own 60% of the share capital and Petrobras owns 40% of the share capital. The Copesul tender offer will be conditioned on its acceptance by the holders of at least two-thirds of the shares that are present or represented at the São Paulo Stock Exchange at the time of the tender offer auction. We expect that this transaction will be consummated on or prior to September 30, 2007.
     Upon the consummation of the last phase of the Ipiranga Transaction, which we expect to occur in November 2007:
•	we will continue to own shares of Copesul representing 29.5% of the total and voting share capital of Copesul;

•	Ipiranga Petroquímica will continue to own shares of Copesul representing 29.5% of the total and voting share capital of Copesul; and

•	we will own 60% of the share capital of EDSP58 which, assuming that all of the holders of the shares of Copesul accept the Copesul tender offer, will own shares of Copesul representing 25.5% of the total and voting share capital of Copesul.
     Copesul, which is a corporation (sociedade anônima) organized under the laws of Brazil, is the second largest petrochemical cracker in Brazil based on production capacity, with approximately 34.3% of Brazilian production capacity of ethylene at December 31, 2006.
Overview of Copesul
     Copesul was formed in 1976 with Petroquisa as its majority shareholder and commenced operations in 1982. In May 1992, as part of the Brazilian government’s efforts to privatize the Brazilian petrochemical industry, Petroquisa auctioned a portion of its interest in Copesul to private investors.
     Copesul’s net sales revenue on a consolidated basis was R$6,299.2 million in 2006, R$5,552.6 million in 2005 and, R$5,374.1 million in 2004, as adjusted to conform to our accounting policies. Copesul’s net income on a consolidated basis was R$615.2 million in 2006, R$566.0 million in 2005 and R$558.4 million in 2004, as adjusted in 2005 and 2004 for the effects of unrealized tax incentives to conform to our accounting policies.
     Copesul is the second largest petrochemical cracker in Brazil based on production capacity, with approximately 34.3% of Brazilian production capacity of ethylene. It provides petrochemical feedstocks to second generation petrochemical producers located in the Southern Complex, including Ipiranga Petroquímica and our Polyolefins Unit’s plants located there.
Products of Copesul
     Copesul produces:
•	olefins, such as ethylene, polymer grade propylene, butadiene and butene-1;

•	aromatics, such as benzene, toluene, and mixed xylene;

•	fuels, such as automotive gasoline and LPG; and

•	MTBE, solvent C9 and pyrolysis C9.
     As with our Basic Petrochemicals Unit, the products of Copesul are used primarily in the manufacture of intermediate second generation petrochemical products. Copesul also supplies utilities to other plants located in the Southern Complex and renders services to the operators of those plants. In 2006, 89% of Copesul’s sales were derived from the sale of basic petrochemicals, 9% from the sale of fuels, and 2% from the sale of utilities and services.
Production Facilities of Copesul
     Copesul owns and operates four major basic petrochemicals units (two olefin units, one aromatics units and a utilities unit), each of which is located at the Southern Complex. At December 31, 2006, Copesul’s basic petrochemicals plants had nameplate annual production capacities of 1,200,000 tons of ethylene and 630,000 tons of propylene. In 2006, Copesul produced approximately 1,200,000 tons of ethylene and approximately 634,000 tons of propylene. Actual production of Copesul’s plants, like the plants in our Basic Petrochemicals Unit, may exceed their stated annual production capacity.
     In addition, Copesul’s plants have annual benzene production capacity of 265,000 tons, annual butadiene production capacity of 105,000 tons, annual MTBE production capacity of 115,000 tons, and annual xylenes production capacity of 66,000 tons, consisting of a mixture of xylenes.
     Copesul’s utilities facilities include units for thermoelectric power generation, water treatment and steam production. Copesul self-generates all of its energy consumption requirements.
Raw Materials Used by Copesul
     Similarly to our Basic Petrochemicals Unit, the principal raw material that Copesul uses to produce its basic petrochemical products is naphtha, which represents its principal production and operating cost. Copesul is located:
•	30 km from Refinaria Alberto Pasqualini (located in Canoas, Rio Grande do Sul), a refinery that is owned and operated by Petrobras; and

•	150 km from the Almirante Soares Dutra Terminal (located in Osório, Rio Grande do Sul), a port terminal owned and operated by Petrobras Transporte S.A. – Transpetro, or Transpetro, a subsidiary of Petrobras.
     Copesul uses the Almirante Soares Dutra Terminal to unload naphtha and petroleum condensate imported by Petrobras, SONATRACH and Repsol YPF Trading y Transporte S.A., or Ryttsa, or shipped from other Petrobras refineries located outside the State of Rio Grande do Sul. Copesul also uses the Almirante Soares Dutra Terminal to distribute products in liquid and gaseous form. A pipeline owned and operated by Transpetro transports naphtha from the Almirante Soares Dutra Terminal to Refinaria Alberto Pasqualini where it interconnects with the refinery’s naphtha pipeline system. Naphtha and petroleum condensate are transported to Copesul’s basic petrochemicals plants through Refinaria Alberto Pasqualini’s naphtha pipeline system.
     On February 23, 1996, Copesul and Petrobras entered into a Naphtha, LPG and Condensate Purchase and Sale Contract. This contract has a term of 16 years, expiring in 2012 and is automatically renewable for further five-year periods, unless either party notifies the other party in writing at least one year prior to the expiration of the contract that it does not intend to renew the contract. Under this contract:
•	Petrobras has agreed to sell and deliver naphtha and petroleum condensate to Copesul’s basic petrochemicals plants in the Southern Complex exclusively for Copesul’s use as a raw material;

•	Copesul provides Petrobras with a firm commitment order for naphtha each month, together with an estimate of the volume of naphtha that Copesul will purchase over the following six months;

•	if Copesul requests to purchase volumes of naphtha that exceed the minimum volumes it establishes, Petrobras must use its best efforts to attempt to meet Copesul’s higher demand;

•	if Copesul fails to purchase the minimum volumes that it establishes for a given year, Copesul is required to pay damages to Petrobras, and if Petrobras fails to deliver the minimum volumes, Petrobras is required to pay damages to Copesul;

•	Petrobras may suspend deliveries, in whole or in part, or may terminate this contract without penalties if required by the National Petroleum Agency as a result of a national contingency plan that adversely affects the supply of petroleum derivatives in Brazil; and

•	Petrobras may rescind the contract, without prior notice, if: (1) Copesul violates any provision of the contract; (2) Copesul declares bankruptcy, or is declared bankrupt or is liquidated; (3) Copesul transfers all or part of its rights and obligations under the contract to a third party without Petrobras’ consent; or (4) Copesul is involved in a reorganization or merger.
     On March 30, 2005, Copesul and SONATRACH entered into a Condensate Purchase and Sale Contract, which was amended in January 2006 and January 2007. This contract, as amended, has a one-year term, expiring in January 2008. The parties meet and negotiate the conditions of renewal of this contract each year. Under this contract:
•	SONATRACH has agreed to sell and deliver petroleum condensate to Copesul exclusively for Copesul’s use as a raw material;

•	Copesul provides SONATRACH with a firm commitment order for petroleum each month at a market price that is agreed to each month; and

•	Copesul agreed to purchase, and SONATRACH agreed to sell, approximately 1,000,000 tons of petroleum condensate annually.
     On May 1, 2002, Copesul and Ryttsa entered into a Naphtha Purchase and Sale Contract, which was amended in September 2004 and April 2005. This contract, as amended, has a three-year term, expiring in July 2007. Copesul is currently negotiating an extension of this contract. Under this contract:
•	Ryttsa has agreed to sell and deliver naphtha to Copesul exclusively for Copesul’s use as a raw material; and

•	Copesul agreed to purchase, and Ryttsa agreed to sell, an annual minimum of 630,000 tons of naphtha and an annual maximum of 870,000 tons.
     In addition, Copesul purchases naphtha on the spot market from foreign suppliers located in North Africa and South America.
Technology Used by Copesul
     Similarly to our Basic Petrochemicals Unit, Copesul uses technology under non-exclusive arrangements from a variety of sources for specific production processes, including the following:
•	technology licensed from TECHNIP/Kinetics Technology International BV, which Copesul uses in one of its olefins plants;

•	technology licensed from Shaw Stone & Webster, Inc., which Copesul uses in one of its olefins plants;

•	technology licensed from Axens, a subsidiary of Institut Francais du Petrole, which Copesul uses in the production of pyrolysis gasoline;

•	technology licensed from Nippon Zeon, which Copesul uses in its butadiene plant;

•	technology licensed from UOP LLC, which Copesul uses in its BTX fractionation plant;

•	technology licensed from Krupp/UHDE GmbH, which Copesul uses in its benzene extraction plant;

•	technology licensed from Shaw Stone & Webster, Inc., which Copesul uses in its butene-1 plant; and

•	technology licensed for Petroflex, which Copesul uses in its MTBE plant.
     Copesul also uses technology that it has developed. Copesul does not pay any continuing royalties under any of these arrangements. If any of these arrangements were terminated or no longer available to Copesul, we believe that Copesul would be able to replace this technology with comparable or better technology from other sources.
Sales and Marketing by Copesul
     Copesul sells its basic petrochemical products principally in Brazil, as well as to customers in the United States, Europe, South America and Asia. Copesul’s primary customers are the second generation petrochemical producers located in the Southern Complex, including Ipiranga Petroquímica and our Polyolefins Unit. Copesul also produces electric power, steam and treated water for its own use and for sale to seven companies located in the Southern Complex.
     As is the case with our Basic Petrochemicals Unit, Copesul has a high concentration of sales to a limited number of customers. Copesul has entered into long-term supply contracts with several second generation producers located in the Southern Complex, including Ipiranga Petroquímica and our Polyolefins Unit. These supply contracts generally have an initial 10-year term and are automatically renewable for five-year periods unless one party notifies the other of its intention not to renew. These contracts also provide for minimum and maximum quantities to be purchased and monthly deliveries. Copesul determines the prices for our olefins and aromatics products with reference to several market indicators.
Capital Expenditures of Copesul
     We expect that Copesul will invest R$185 million in 2007 on capital expenditure projects, including:
•	the conversion of its MTBE plant to the production of ethyl tertiary butyl ether, which is scheduled to be completed in the fourth quarter of 2007;

•	upgrades to its furnaces and logistics systems;

•	projects to expand the products and services that it offers;

•	competitiveness programs; and

•	safety, health and environmental programs.
Copesul Shareholder Agreement
     We have entered into a shareholders agreement with Ipiranga Petroquímica relating to our shares of Copesul, which we refer to as the Copesul shareholders agreement. The provisions of the Copesul shareholders agreement will remain effective until the actual transfer of the shares of Ipiranga Química to our company and Petrobras as part of the fourth phase of the Ipiranga Transaction as described under “—Ipiranga Transaction.”
     Under the Copesul shareholders agreement, we and Ipiranga Petroquímica jointly control Copesul. We have agreed to consult with Ipiranga Petroquímica prior to any meeting of Copesul’s board of directors or shareholders and to vote our shares together with Ipiranga Petroquímica on specified matters, including (1) policies relating to the allocation of excess amounts of raw materials, (2) policies relating to the distribution of profits, (3) the election of members to Copesul’s board of directors, (4) amendments to Copesul’s by-laws, (5) approval of indebtedness of Copesul in excess of certain limits, (6) sales of assets in excess of specified limits, (7) investments in excess of certain limits, and (8) the merger of Copesul with another company. We have also agreed that neither we nor Ipiranga Petroquímica will vote to approve any of the above matters unless we and Ipiranga Petroquímica vote 75% of the shares collectively held by us in favor of that action at a meeting between Ipiranga Petroquímica and our company or, if no quorum is obtained at such a meeting, of 75% of the shares present at a second meeting called for this purpose.
     The Copesul shareholders agreement provides that we will vote with Ipiranga Petroquímica in a manner designed to ensure that both we and Ipiranga Petroquímica are able to elect the maximum possible number of members of Copesul’s board of directors. The Copesul shareholders agreement is effective until August 2022, although we anticipate that the Copesul shareholders agreement will be terminated upon the actual transfer of the shares of Ipiranga Química to our company and Petrobras as part of the fourth phase of the Ipiranga Transaction.
Interim Shareholders Agreement
     As part of the Ipiranga Transaction, we entered into the interim shareholders agreement with Ultrapar and Petrobras under which we obtained effective management control over the interest of Ipiranga Petroquímica in Copesul as of April 18, 2007.
Ipiranga Memorandum of Understanding
     As part of the Ipiranga Transaction, we entered into the Ipiranga memorandum of understanding with Petrobras regarding, among other things, the interests of Ipiranga Petroquímica in Copesul, which grants Petrobras veto rights with respect to certain matters that are subject to the approval of the shareholders and boards of directors of Copesul. Under the Ipiranga memorandum of understanding, we have the right to nominate a majority of the nominees of Ipiranga Petroquímica to the board of directors of Copesul.
     Under the Ipiranga memorandum of understanding, Petrobras has veto rights over the following matters at any general meeting of shareholders of Copesul: (1) any modification of the rights conferred on the shares of Copesul under its by-laws if that modification would adversely affect the value of the Copesul shares held, directly or indirectly, by Petrobras; (2) any change, increase or reduction of the scope of Copesul’s corporate purpose; (3) any increase in the number of members of the board of directors of Copesul; (4) any decrease in the number of members of the board of director of Copesul to be nominated by Petrobras; (5) any capital increase by Copesul paid in by tendering goods or rights, unless those goods or rights relate to the corporate purpose of Copesul and a valuation of those goods or rights is performed by a first tier investment bank or independent auditing firm; (6) any merger or spin-off of Copesul into another company, or of another company into Copesul, that could result in the dilution of the percentage ownership of Petrobras; (7) the dissolution or liquidation of Copesul; (8) the issuance of debentures convertible into shares of Copesul; (9) the creation of preferred shares, or classes of existing preferred shares, without maintaining the proportion in relation to the existing classes of preferred shares of Copesul; and (10) any change in rights, privileges, conditions of redemption and amortization of one or more classes of preferred shares of Copesul, or the creation of a new class of shares of Copesul with more favorable conditions.
     Under the Ipiranga memorandum of understanding, Petrobras has veto rights over resolutions of Copesul’s board of directors relating to the following matters: (1) acquisitions, sales or the granting of liens over the fixed assets of Copesul with values in excess of 20.0% of Copesul’s net worth; (2) any agreements with respect to transactions involving an amount in excess of 20% of Copesul’s net worth, except for agreements executed in the ordinary course of its business; (3) transactions involving our affiliates or affiliates of Petrobras, other than transactions involving the corporate integration of Ipiranga Química and Ipiranga Petroquímica with respect to Copesul; and (4) investments in other companies, unless they are in the same business as Copesul.
Ipiranga Química and Ipiranga Petroquímica
     On April 18, 2007, the first phase of the Ipiranga Transaction described above under “—Ipiranga Transaction” was consummated. As part of the Ipiranga Transaction, we expect to acquire 60% of the total and voting share capital of Ipiranga Química. As part of the Ipiranga Transaction, we entered into the interim shareholders agreement with Ultrapar and Petrobras, under which we obtained effective management control over Ipiranga Química as of April 18, 2007. As a result of our obtaining effective control over Ipiranga Química, we will fully consolidate the assets, liabilities and results of operations of Ipiranga Química at and for periods ending after March 31, 2007. See “—Ipiranga Transaction.”

     As part of the Ipiranga Transaction, we entered into the Ipiranga memorandum of understanding with Petrobras regarding, among other things, the control of Ipiranga Química and Ipiranga Petroquímica, which grants Petrobras veto rights with respect to certain matters that are subject to the approval of the shareholders and boards of directors of Ipiranga Química and Ipiranga Petroquímica. Under the Ipiranga memorandum of understanding, we have the right to nominate a majority of the boards of directors of Ipiranga Química and Ipiranga Petroquímica.
     Ipiranga Química, which is a corporation (sociedade anônima) organized under the laws of Brazil, owns 86.9% of the voting share capital and 92.4% of the total share capital of Ipiranga Petroquímica. Ipiranga Química was formed in 1990 and its principal asset is the share capital of Ipiranga Petroquímica.
     Ipiranga Petroquímica, which is a corporation (sociedade anônima) organized under the laws of Brazil, is the second largest producer of polyethylene and third largest producer of polypropylene in Brazil, based on production capacity. In addition, Ipiranga Petroquímica owns 29.5% of the share capital of Copesul. Ipiranga Petroquímica was formed in 1976 and commenced operations in 1982.
     On a consolidated basis, giving effect to the proportional consolidation of Copesul, Ipiranga Petroquímica reported net sales revenue of R$3,387.9 million in 2006, R$2,992.6 million in 2005 and R$2,971.9 million in 2004, and net income of R$322.2 million in 2006, R$275.6 million in 2005 and R$417.7 million in 2004.
Products of Ipiranga Petroquímica
     Ipiranga Petroquímica produces polypropylene and polyethylene, including HDPE, medium density polyethylene, or MDPE, and LLDPE, at its plants in the Southern Complex. Our Polyolefins Unit produces each of these products, other than MDPE. MDPE is used in applications that require impact resistance and stiffness, such as diapers and hygienic articles, water storage tanks, technical parts and industrial containers. Approximately three-quarters of Ipiranga Petroquímica’s sales volume in 2006 was derived from the sale of polyethylene products, and most of the remainder was derived from the sale of polypropylene products.
Production Facilities of Ipiranga Petroquímica
     Ipiranga Petroquímica owns five polyolefins production facilities, all of which are located in the Southern Complex. Ipiranga Petroquímica has an annual polyethylene production capacity of 550,000 tons and an annual polypropylene production capacity of 180,000 tons. Ipiranga Petroquímica produces polyethylene at four plants, (1) a swing line plant with a combined annual production capacity of 150,000 tons of LLDPE and HDPE, and (2) three plants with an annual HDPE production capacities of 140,000 tons, 140,000 and 120,000 tons, respectively. Ipiranga Petroquímica produces polypropylene at one plant with an annual production capacity of 180,000 tons. Ipiranga Petroquímica produced approximately 491,700 tons of polyethylene and approximately 146,300 tons of polypropylene in 2006.
Raw Materials Used by Ipiranga Petroquímica
     As with our Polyolefins Unit, the most significant direct costs associated with Ipiranga Petroquímica’s production of polyethylene and polypropylene are the costs of purchasing ethylene and propylene. In 2006, all of these raw materials were supplied by Copesul. Similarly to our Polyolefins Unit, Ipiranga Petroquímica is highly dependent on ethylene and propylene supplied by Copesul. At December 31, 2006, Copesul had an annual ethylene production capacity of 1,200,000 tons and an annual propylene production capacity of 630,000 tons.
     Ipiranga Petroquímica has entered into long-term ethylene and propylene supply contracts with Copesul that extend through 2012 for ethylene and 2014 for propylene, and are automatically renewable for additional five-year terms. Under these contracts, Ipiranga Petroquímica is required to purchase an annual minimum of 284,000 tons of ethylene and an annual maximum of 474,000 tons, and an annual minimum of 78,600 tons of propylene and an annual maximum of 131,000 tons, in each case subject to daily and monthly limits. Ipiranga Petroquímica purchases ethylene from Copesul at prices determined by reference to international market prices for ethylene.

     Ipiranga Petroquímica also uses butene as a raw material in the production of HDPE and LLDPE, and hexene as a raw material in the production of LLDPE. Butene is supplied by Copesul and Ipiranga Petroquímica imports hexene from suppliers located in South Africa.
     Ipiranga Petroquímica also purchases chemical catalysts, solvents and utilities, such as electric power, water, steam and nitrogen. Ipiranga Petroquímica produces its own catalysts for its HDPE plants using Hoechst technology, and it purchases the inputs that it need to produce these catalysts from various suppliers at market prices. Ipiranga Petroquímica the catalysts that it uses in its swing line LLDPE/HDPE plant and its polypropylene plant from Basell.
     Copesul supplies Ipiranga Petroquímica’s facilities with steam and water. Ipiranga Petroquímica purchases electric power from Tractabel Energia S.A. pursuant to a long-term power purchase agreement.
Technology Used by Ipiranga Petroquímica
     Ipiranga Petroquímica’s HDPE plants utilize Hostalen technology licensed from Basell and are the only polyethylene plants in Brazil to use this technology. Ipiranga Petroquímica has fully paid all royalties due under the terms of this license agreement.
     Ipiranga Petroquímica’s swing line LLDPE/HDPE plant utilizes Spherilene® technology licensed from Basell Polyolefine GmbH. Ipiranga Petroquímica has fully paid all royalties due under the terms of this license agreement.
     Ipiranga Petroquímica’s polypropylene plants use Spheripol® technology under agreements with Basell Technology Company B.V. Ipiranga Petroquímica has fully paid all royalties due under the terms of this license agreement.
     Ipiranga Petroquímica operates a Technology and Innovation Center which is similar to the Braskem Center for Technology and Innovation. See “—Polyolefins Unit—Technology of Our Polyolefins Unit—Research and Development.”
Sales and Marketing by Ipiranga Petroquímica
     Ipiranga Petroquímica sells its polyethylene and polypropylene products to approximately 300 customers. Similarly to our Polyolefins Unit, Ipiranga Petroquímica has a diversified product mix that allows it to serve a broad range of end users in several industries. Ipiranga Petroquímica’s customers generally are third generation petrochemical producers that manufacture a wide variety of plastic-based consumer and industrial goods. In addition to direct sales to its customers, our Ipiranga Petroquímica sells its products in Brazil through exclusive independent distributors.
     Ipiranga Petroquímica maintains sales offices in Chile and Argentina. Export sales, including sales made through its subsidiaries, represented 36.0% of Ipiranga Petroquímica’s net sales volume in 2006. Approximately one-half of Ipiranga Petroquímica’s export sales in 2006 were made to Argentina and Chile in 2006, with the remainder made to European countries (17%), Andean Pact countries (13%), African countries (9%), Uruguay and Paraguay (6%) and other countries.
     Ipiranga Petroquímica determines the prices for its polyethylene and polypropylene products with reference to international market prices. Its customers in Brazil may pay in full on delivery or elect credit terms that require payment in full within up to 60 days following delivery.
     Ipiranga Petroquímica generally conducts its export sales to buyers in countries through the international spot market. Pricing is based on international spot market prices. Ipiranga Petroquímica makes export sales in Latin America on the same payment terms as sales made in Brazil. Export sales outside of Latin America are made with letters of credit.

Capital Expenditures of Ipiranga Petroquímica
     We expect that Ipiranga Petroquímica will invest R$28 million in 2007 on capital expenditure projects, including an expansion of its polypropylene plant by 30,000 tons and the acquisition of new extrusion equipment.
Ipiranga Memorandum of Understanding
     As part of the Ipiranga Transaction, we entered into the Ipiranga memorandum of understanding with Petrobras regarding, among other things, the control of Ipiranga Química and Ipiranga Petroquímica, which grants Petrobras veto rights with respect to certain matters that are subject to the approval of the shareholders and boards of directors of Ipiranga Química and Ipiranga Petroquímica. Under the Ipiranga memorandum of understanding, we have the right to nominate a majority of the boards of directors of Ipiranga Química and Ipiranga Petroquímica.
     Under the Ipiranga memorandum of understanding, Petrobras has veto rights over the following matters at any general meeting of shareholders of Ipiranga Química or Ipiranga Petroquímica: (1) any modification of the rights conferred on the shares of Ipiranga Química or Ipiranga Petroquímica by their respective by-laws if that modification would adversely affect the value of the shares of Ipiranga Química or Ipiranga Petroquímica held, directly or indirectly, by Petrobras; (2) any change, increase or reduction of the scope of the corporate purpose of Ipiranga Química or Ipiranga Petroquímica; (3) any increase in the number of members of the board of directors of Ipiranga Química or Ipiranga Petroquímica; (4) any decrease in the number of members of the board of directors of Ipiranga Química or Ipiranga Petroquímica to be nominated by Petrobras; (5) any capital increase by Ipiranga Química or Ipiranga Petroquímica paid in by tendering goods or rights, unless those goods or rights relate to the corporate purpose of Ipiranga Química or Ipiranga Petroquímica and a valuation of those goods or rights is performed by a first tier investment bank or independent auditing firm; (6) any merger or spin-off of Ipiranga Química or Ipiranga Petroquímica into another company, or of another company into Ipiranga Química or Ipiranga Petroquímica, that could result in the dilution of the percentage ownership of Petrobras; (7) the dissolution or liquidation of Ipiranga Química or Ipiranga Petroquímica; (8) the issuance of debentures convertible into shares of Ipiranga Química or Ipiranga Petroquímica; (9) the creation of preferred shares, or classes of existing preferred shares, without maintaining the proportion in relation to the existing classes of preferred shares of Ipiranga Química or Ipiranga Petroquímica; and (10) any change in rights, privileges, conditions of redemption and amortization of one or more classes of preferred shares of Ipiranga Química or Ipiranga Petroquímica, or the creation of a new class of shares of Ipiranga Química or Ipiranga Petroquímica with more favorable conditions.
     Under the Ipiranga memorandum of understanding, Petrobras has veto rights over resolutions of the board of directors of Ipiranga Química and Ipiranga Petroquímica relating to the following matters: (1) acquisitions, sales or the granting of liens over the fixed assets of Ipiranga Química or Ipiranga Petroquímica with values in excess of 20.0% of the net worth of Ipiranga Química or Ipiranga Petroquímica; (2) any agreements with respect to transactions involving an amount in excess of 20% of the net worth of Ipiranga Química or Ipiranga Petroquímica, except for agreements executed in the ordinary course of business of Ipiranga Química or Ipiranga Petroquímica; (3) transactions involving our affiliates or affiliates of Petrobras, other than transactions involving the corporate integration of Ipiranga Química and Ipiranga Petroquímica with respect to Copesul; and (4) investments in other companies, unless they are in the same business as Ipiranga Química or Ipiranga Petroquímica.
Petroflex
     At December 31, 2006, we owned 20.1% of the total and voting share capital of Petroflex. Petroflex, which is a corporation (sociedade anônima) organized under the laws of Brazil, is the leading producer of synthetic rubber in Latin America and produces approximately 360,000 tons of more than 70 types of elastomers per year.
     Petroflex was formed in 1976 with Petroquisa as its majority shareholder. In 1992, as part of the Brazilian government’s efforts to privatize the Brazilian petrochemical industry, Petroquisa auctioned a portion of its equity interest in Petroflex to private investors. At December 31, 2006, we and Suzano Química Ltda., an affiliate of Suzano, each owned 20.1% of the voting and total share capital of Petroflex and Unipar—União de Indústrias Petroquímicas S.A. owned 10.1% of Petroflex’s voting share capital.

     Petroflex’s net sales revenue was R$1,361.5 million in 2006, R$1,373.2 million in 2005 and R$1,306.0 million in 2004, as adjusted to conform to our accounting policies. Petroflex’s net income was R$26.0 million in 2006, R$88.3 million in 2005 and R$98.6 million in 2004, as adjusted for the effects of revaluation of property, plant and equipment to conform to our accounting policies. We account for our interest in Petroflex in our Brazilian GAAP financial statements using the proportional consolidation method.
     Petroflex operates three plants in Brazil located in Duque de Caxias, Rio de Janeiro; Cabo, Pernambuco; and Triunfo, Rio Grande do Sul. Petroflex sells its products to customers in approximately 70 countries. The main customers of Petroflex are manufacturers of tires, shoes, adhesives and sealants.
     The major raw materials used in Petroflex’s production process are butadiene and styrene. Petroflex purchases butadiene from us from which it produces styrene-butadiene, polybutadiene, liquid hidroxylated polybutadiene and other elastomers. Due to high naphtha prices in 2006, the price of butadiene increased by 9% in the Brazilian market and the price of styrene increased by 6%. However, the recovery of synthetic rubber prices in reais, due to increases in international market prices, allowed Petroflex to pass on most of these increased costs to its customers.
     We have entered into a shareholders agreement with Suzano and Unipar—União de Indústrias Petroquímicas, or Unipar, with respect to our shares of Petroflex. Suzano owns 20.1% of Petroflex’s total and voting share capital; and Unipar owns 10.1% of Petroflex’s total and voting share capital. Such proportion is required to be maintained even if any of the controlling shareholders acquires new shares issued by Petroflex. The Petroflex shareholders agreement contains provisions governing voting, transfer and preemptive rights. We have the right to elect two of the nine members of Petroflex’s board of directors.
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
Petroquímica Paulínia
     At December 31, 2006, we owned 60.0% of the total and voting share capital of Paulínia. Paulínia, which is a corporation (sociedade anônima) organized under the laws of Brazil, was incorporated on September 16, 2005 and is a joint venture between our company and Petroquisa for the construction and operation of a polypropylene plant to be located in Paulínia, in the State of São Paulo. We account for our interest in Paulínia in our Brazilian GAAP financial statements using the proportional consolidation method.
     We anticipate that Paulínia’s plant will have an initial annual production capacity of 350,000 tons of polypropylene and expect that this plant will commence operations in the second quarter of 2008. We contributed the process technology that will be used by this plant under an agreement with a 20-year term. Petrobras will supply Paulínia with polymer-grade propylene, the primary feed stock to be used in Paulínia’s production processes, through its refineries in Paulínia and Henrique Lage under an agreement with an initial 20-year term. The agreement with Petrobras is automatically renewable for consecutive two-year terms following the initial term, unless terminated by one of the parties.
     We are a party to a shareholders agreement with Petroquisa with respect to our shares of Paulínia. Petroquisa owns 40.0% of Paulínia’s total and voting share capital. The Paulínia shareholders agreement, which has a 20-year term, provides that:

•	so long as we own at least 60% of Paulínia’s total share capital, we have the right to nominate a majority (three members) of Paulínia’s board of directors (and their respective alternates) and two of its three executive officers;

•	so long as Petroquisa owns at least 40% of Paulínia’s total share capital, Petroquisa has the right to nominate two members of Paulínia’s board of directors (and their respective alternates) and one of its three executive officers;

•	if the interest in the total share capital of Paulínia of our company or Petroquisa falls below 40% (but exceeds 20%), we or Petroquisa will have the right to elect one member of Paulínia’s board of directors; and

•	if the interest in the total share capital of Paulínia of our company or Petroquisa falls below 10% (if we and Petroquisa are Paulínia’s only shareholders at the time, or below 20% if Paulínia has additional shareholders at the time), we or Petroquisa will no longer have the right to elect members of Paulínia’s board of directors.
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
RPI
     On April 18, 2007, the first phase of the Ipiranga Transaction described above under “—Ipiranga Transaction” was consummated. As part of the Ipiranga Transaction, we expect to acquire 33.3% of the total and voting share capital of RPI. As part of the Ipiranga Transaction, we entered into the RPI shareholders agreement, which gives each of Ultrapar, Petrobras and our company the right to nominate one-third of the directors of RPI. As a result, we will proportionally consolidate the assets, liabilities and results of operations of RPI at and for periods ending after March 31, 2007. See “—Ipiranga Transaction.”
     RPI, which is a corporation (sociedade anônima) organized under the laws of Brazil, owns and operates a petroleum refinery located in Rio Grande in the state of Rio Grande do Sul with a daily refining capacity of 17,000 barrels. On an unconsolidated basis, RPI reported net sales revenue of R$432.1 million in 2006, R$291.8 million in

2005 and R$507.9 million in 2004, and net income of R$184.0 million in 2006, R$137.3 million in 2005 and R$217.6 million in 2004.
     RPI owns and operates a petroleum refinery with a daily refining capacity of 17,000 barrels. RPI produces automotive gasoline, diesel fuel, naphtha, fuel oil and other refined petroleum products. RPI reported that in 2006, 44.2% of RPI’s net sales revenue was derived from sales of automotive gasoline, 33.7% was derived from sales of diesel fuel, 8.9% was derived from sales of naphtha, and the remainder was derived from sales of other products.
Capital Expenditures
     Our capital expenditures on property, plant and equipment and intangible assets were R$953.0 million in 2006, R$930.2 million in 2005 and R$704.4 million in 2004. Additionally, our investments in interests in other companies were R$222.7 million in 2006, R$34.0 million in 2005 and R$23.6 million in 2004. Our capital expenditures projects during 2004 through 2006 included the following:
•	an efficiency enhancement project at one of our polypropylene plants in the Southern Complex that increased our annual polypropylene production capacity by 100,000 tons. This project was undertaken in 2003 and 2004 at a total cost of R$21.0 million;

•	an automation project in our PVC plants in Alagoas and the Northeastern Complex that is expected to increase the reliability of the operation of and modernize these plants, improve the operational performance of these plants, and increase the safety of our production processes at these plants. We invested R$37.4 million in this project in 2003, 2004, 2005 and 2006. This project was completed at our Alagoas PVC plant in 2004 and at our PVC plant in the Northeastern Complex in the second half of 2006;

•	the first stage of our modernization and improvement project at our Aromatics 1 and 2 units in the Northeastern Complex that increased our annual para-xylene production capacity by 50,000 tons. This project was undertaken in 2004 at a total cost of R$25.1 million;

•	an efficiency enhancement at our Alagoas PVC plant that increased its annual production capacity by 50,000 tons. This project was undertaken in 2004 and 2005 at a total cost of R$111.8 million;

•	an efficiency enhancement project at one of our polyethylene plants in the Northeastern Complex that increased its annual production capacity by 30,000 tons. This project was undertaken in 2004 and 2005 at a total cost of R$9.2 million;

•	an efficiency enhancement project at our other polyethylene plant in the Northeastern Complex that we believe will increase its annual production capacity by 30,000 tons. We invested R$3.1 million in this project in 2004 and 2005 and completed this project in the third quarter of 2006 at a total cost of approximately R$9.9 million; and

•	an efficiency enhancement project at our Aromatics 2 unit in the Northeastern Complex that increased our annual isoprene production capacity by 8,800 to 26,800 tons. We completed this project in 2006 at a total cost of R$81.9 million.
Braskem+ Program
     In 2004, we began implementation of an operational excellence program named “Braskem+”. This program was designed to build upon the experience that Braskem has accumulated through the process of capturing operational synergies during its integration process. This program identified 210 specific initiatives, each with its own performance goals and implementation schedule. At December 31, 2006, we had made capital expenditures of R$295.8 million related to the implementation of this program. We made additional capital expenditures of approximately R$20.5 million in 2007 to complete this program.

Formula Braskem
     In 2005, we commenced our Formula Braskem program to implement a new integrated management system intended to incorporate the best practices in the international petrochemical industry in our management systems and the most recent technological developments available in the marketplace. At December 31, 2006, we had made capital expenditures of R$91.0 million related to the implementation of Formula Braskem. We expect to make capital expenditures of R$10.6 million in 2007 to complete the first phase of Formula Braskem and expect to make capital expenditures of approximately R$6.8 million in 2007 to implement the second phase of Formula Braskem.
Petroquímica Paulínia
     On September 16, 2005, we and Petroquisa incorporated Paulínia as a joint venture company for the construction and operation of a polypropylene plant to be located in Paulínia, in the State of São Paulo, with an initial annual production capacity of 350,000 tons. We own 60% of the total and voting share capital of Paulínia, and Petroquisa owns the remaining total and voting share capital. The total budgeted cost of this plant is approximately R$734.0 million. We expect that 35% of the cost of this plant will be financed through equity contributions by the shareholders of Paulínia, and the remaining 65% will be expected to be financed under the terms of a long-term financing arrangement. This plant is expected to commence operations in the second quarter of 2008. We can provide no assurances that the actual cost of the construction of this plant will not exceed the budgeted cost.
Politeno Acquisition
     On April 6, 2006, we purchased all of the common and preferred shares of Politeno that were owned by SPQ (a subsidiary of Suzano), Sumitomo and Itochu. We paid a portion of the purchase price for these shares in an aggregate amount of the real-equivalent of US$111.3 million (US$60.6 million to SPQ and a total of US$50.7 to Sumitomo and Itochu) on April 6, 2006. The remainder of the purchase price for these shares will be calculated based on an “earn-out” formula that will take into account Politeno’s operating performance, measured by fluctuations in polyethylene and ethylene margins in the Brazilian petrochemical market during the 18 months following the execution date of the agreement under which we acquired these shares. Following the Politeno acquisition, we owned 100% of the voting share capital and 96.2% of the total share capital of Politeno. Politeno merged with and into Braskem on April 2, 2007.
Polialden Merger
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
Politeno Merger
     At an extraordinary shareholders’ meeting on April 2, 2007, our shareholders approved our merger with Politeno and the conversion of 486,530 of our class A preferred shares into 486,530 of our common shares in order to maintain the required minimum ratio of our common shares to preferred shares in accordance with the Brazilian Corporation Law after completion of our merger with Politeno. In connection with this merger, we issued 1,533,670 of our class A preferred shares in exchange for 412,901,157 of Politeno’s class A preferred shares and 2,126,856,433 of Politeno’s class B preferred shares.
Ipiranga Transaction
     On March 18, 2007, we entered into the Investment Agreement with Ultrapar and Petrobras. On the same date, Ultrapar and the controlling shareholders of RPI, CBPI and DPPI entered into the Purchase Agreement, with our company and Petrobras as an intervening parties. Under the Ipiranga Transaction Agreement:

•	Ultrapar is obligated to acquire, as a commission agent acting on behalf of Braskem and Petrobras, 100% of the share capital of Ipiranga Química. Ipiranga Química currently owns 86.9% of the voting share capital and 92.4% of the total share capital of Ipiranga Petroquímica, which in turn owns 29.5% of the share capital of Copesul. Under the Investment Agreement, Ultrapar is obligated to transfer 60% of the share capital of Ipiranga Química to our company and 40% of the share capital of Ipiranga Química to Petrobras.

•	We are obligated under applicable law to conduct a public tender offer jointly with Petrobras for the 13.1% of the share capital of Ipiranga Petroquímica not currently owned by Ipiranga Química.

•	Under the Investment Agreement, Ultrapar is obligated to transfer 33.3% of the share capital of RPI to our company and 33.3% of the share capital of RPI to Petrobras. We will jointly and equally control RPI with Petrobras and Ultrapar.
     The total purchase price to our company of the shares that we will acquire from Ultrapar in the Ipiranga Transaction is expected to be R$1,503.9 million. In addition, we will make payments in connection with the Ipiranga tender offer and the Copesul tender offer. If the holders of all of the shares of Ipiranga Petroquímica accept the Ipiranga tender offer, the purchase price for these shares will be R$117.9 million. If the holders of all of the shares of Copesul accept the Copesul tender offer, our portion of the purchase price for these shares will be R$862.2 million. See “—Ipiranga Transaction.”
     As a result of the Ipiranga Transaction, we will consolidate the indebtedness of Ipiranga Química and Copesul into our financial statements. At December 31, 2006, Ipiranga Química had consolidated indebtedness, after giving effect to the proportional consolidation of Copesul, of R$930.0 million, and Copesul had consolidated indebtedness of R$334.6 million. At December 31, 2006, our consolidated indebtedness included R$98.6 million of Copesul’s indebtedness as a result of the application of proportional consolidation.
Polypropylene Project
     On April 16, 2007, we entered into a Project Development Agreement with Pequiven, which supplements the Project Development Agreement Framework that we entered into with Pequiven on April 17, 2006. Under this Project Development Agreement, we expect to form a joint venture with Pequiven for the development, construction and operation of a polypropylene plant to be located in the Jose Petrochemical Complex, with an annual production capacity of approximately 450,000 tons. This Project Development Agreement sets forth the understanding of the parties regarding the implementation of this project, including the following:
•	this joint venture would be implemented through a new company which the parties will jointly control;

•	Pequiven would be responsible for obtaining a supply of propylene, the primary feed stock of this plant, for the new company;

•	a significant portion of the cost of the project will be borrowed by the joint venture company under project finance arrangements, collateralized exclusively by the assets of this project, with multilateral credit agencies, export credit agencies, development banks and private banks; and

•	the contributions of the parties to the new company may consist of cash, equity in other companies in the petrochemical sector and/or key technology and know-how.
     We expect that (1) our company and Pequiven will contribute 30% of the cost of the project to the joint venture company as equity, (2) the estimated total cost of this project to the new company would be approximately US$370 million, and (3) construction of this project would commence in 2008 and this project would begin production by the end of 2009.
     We are continuing to negotiate with Pequiven regarding the implementation of this project and expect that the new joint venture company will be formed during 2007. We can provide no assurances that these negotiations will be successful or that if we reach a final agreement with respect to this joint venture with Pequiven, such agreement will be upon the terms currently anticipated by our management.
Jose Olefins Project
     On April 16, 2007, we entered into a Project Development Agreement with Pequiven, which supplements the memorandum of understanding that we entered into with Pequiven on April 17, 2006. Under this Project Development Agreement, we expect to form a joint venture with Pequiven for the development, construction and operation of the Jose Olefins Project, an olefins complex in to be located in the Jose Petrochemical Complex. The proposed complex would include an ethylene cracker that would use ethane extracted from natural gas as its raw material, with an annual production capacity of 1.3 million tons, polyethylene production facilities with a combined annual production capacity of 1.1 million tons, and integrated plants to produce other second-generation petrochemicals. This Project Development Agreement sets forth the understanding of the parties regarding the implementation of this project, including the following:
•	this joint venture would be implemented through a new company which the parties will jointly control; and

•	a significant portion of the cost of the project will be borrowed by the joint venture company under project finance arrangements, collateralized exclusively by the assets of this project, with multilateral credit agencies, export credit agencies, development banks and private banks.
     We expect that (1) our company and Pequiven will contribute 30% of the cost of the project to the joint venture company as equity, (2) the estimated total cost of this project to the new company would be approximately US$2.5 billion, and (3) this project would begin production by the end of 2011.
     We are continuing to negotiate with Pequiven regarding the implementation of this project and expect that the new joint venture company will be formed during 2007. We can provide no assurances that these negotiations will be successful or that if we reach a final agreement with respect to this joint venture with Pequiven, such agreement will be upon the terms currently anticipated by our management.
Research and Development
     Our ability to compete in the Brazilian and foreign markets that we serve depends on our ability to integrate new production processes developed by our company and third parties in order to lower our costs and offer new thermoplastic products. In addition, our relationships with our customers are enhanced by our ability to develop new products and customize existing products to meet their needs. To meet these challenges, we maintain a research and development program that is primarily implemented at the Braskem Center for Innovation and Technology in the Southern Complex. We invested R$44.3 million, R$47.2 million and R$59.2 million in research and development during 2006, 2005 and 2004, respectively.
Other Projects
     We are currently evaluating projects that could entail significant capital expenditures in the future.
2007 Capital Expenditure Budget
     We currently are budgeting total capital expenditures of approximately R$550 million for 2007. Our principal capital expenditures for 2007 consist of, in addition to the projects referred to in the preceding paragraphs, approximately R$77 million for health, environmental and quality improvement projects, approximately R$231 million for the replacement of depreciated equipment, approximately R$120 million for productivity improvements and approximately R$99 million for plant modernization and information systems.

Maintenance
     Most of our maintenance is performed by third-party service providers. For example, we have contracts with Construtora Norberto Odebrecht S.A., or CNO, a company in the Odebrecht Group, Asea Brown Boveri Ltd. and other service providers to perform maintenance for our Basic Petrochemicals Unit and our Business Development Unit. We also perform some of our ordinary course maintenance with our small team of maintenance technicians, which also coordinate the planning and execution of maintenance services performed by third parties.
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
     Regular basic petrochemicals plant maintenance requires complete plant shutdowns from time to time, and these shutdowns usually take approximately 30 days to complete. Since commencing operations in July 1978, our largest basic petrochemicals plant (Olefins 1) has undergone seven scheduled major maintenance services as part of our regular maintenance activities. The last general maintenance shutdown of our Olefins 1 unit was carried out in July and August 2001 and lasted for 25 days. This shutdown permitted inspection and maintenance of this unit, which had been operational for almost six years without a shutdown. This shutdown was intended to improve the plant’s efficiency and production capacity. The cost of servicing the unit was approximately R$39.8 million (not including the value of lost production during this shutdown). We performed a non-programmed maintenance shutdown of our Olefins 1 unit in December 2006 for 13 days. This shutdown permitted inspection and maintenance of this unit, in order to ensure the production of ethylene until July 2008, when the next general shutdown of this unit will occur. The cost of servicing the unit was approximately R$7.0 million (not including the value of lost production during this shutdown). The next general shutdown of our Olefins 1 unit has been scheduled for July 2008 with an estimated duration of approximately 30 days.
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
     The last general maintenance shutdown of our Aromatics 1 unit was carried out in August 2005 and lasted 30 days. This shutdown permitted inspection and maintenance of this unit, which had been operational for three years without a shutdown, and the implementation of new projects to increase productivity. This shutdown was also intended to improve the efficiency and production capacity of the plants in this unit and resulted in the development of new solvents and substantial growth in our production of aromatics. The cost of servicing this unit was approximately R$21 million (not including the value of lost production during this shutdown or investments in productivity enhancements). The next general shutdown of our Aromatics 1 unit has been scheduled for 2007 with an estimated duration of approximately 50 days.
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
     We have a regular maintenance program for each of our vinyls plants. Our Camaçari and Alagoas PVC plants are generally shut down for 15 to 20 days every two years to allow for regular inspection and maintenance. The last general maintenance shutdown of our PVC plant in Camaçari was carried out in May 2006 and lasted for 14 days. The next general maintenance shutdown of this plant is scheduled for April 2008. The last general maintenance shutdown of our PVC plant in Alagoas was carried out in April 2007 and lasted for seven days. The next general maintenance shutdown of this plant is scheduled for October 2008. Our São Paulo PVC plant generally shuts down for five days of maintenance each year. Prior to 2007, our caustic soda and chlorine plant in Alagoas was generally shut down for 15 days of maintenance every two years. Beginning in 2007, our maintenance schedule at this plant has been altered so that we will now shut down this plant once a year for three days of maintenance in different parts of the plant. The last general maintenance shutdown of this plant was carried out in October 2006 and lasted for five days. Our caustic soda and chlorine plant in Camaçari does not require prolonged maintenance shutdowns and is shut down for two or three days each year.
     Regular maintenance of our Business Development Unit plants usually requires plant shutdowns every two years that take approximately 20 days to complete. The last general maintenance shutdown of our caprolactam plant was carried out in April 2007 and lasted 20 days. The next general maintenance shutdown of this plant is scheduled for September 2008. The last general maintenance shutdown of our Business Development Unit’s DMT and PET plants was carried out in April 2005 and lasted for 27 days. On May 16, 2007, we permanently closed our DMT plant as a result of this plant’s high maintenance and operational costs due to the aging technology of this plant. As a result, the operations of our PET plant have also been temporarily closed in order for us to review the technology we use to produce PET.
     Prior to January 1, 2006, we recorded expenditures for programmed maintenance shutdowns of our plants as “Deferred charges.” Such expenses occur at scheduled intervals from one to six years and are depreciated to production cost until the beginning of the next maintenance shutdown. Beginning January 1, 2006, in accordance with IBRACON Technical Interpretation 01/2006, we recorded all programmed maintenance shutdown expenses in property, plant and equipment as “Machinery, equipment and facilities.” In addition, the retrospective effects of depreciation with the adoption of this interpretation was recognized as shareholders’ equity. Accordingly, for periods ending after January 1, 2006, we have reclassified the amount of R$400.2 million from deferred charges to property, plant and equipment, and recognized the amount of R$164.9 million in shareholders’ equity.
Environmental Regulation
     We are subject to Brazilian federal, state and local laws and regulations governing the discharge of effluents and emissions into the environment and the handling and disposal of industrial waste and otherwise relating to the protection of the environment.
     Under federal and state environmental laws and regulations, we are required to obtain operating permits for our manufacturing facilities. State authorities in the State of Bahia issued operating permits for our plants in the Northeastern Complex in 2000, which were renewed in 2005 for a six-year term. Our environmental operating permit obligates us to engage in systematic measures for the treatment of wastewater and hazardous solid waste. State authorities in the State of Rio Grande do Sul, where our Southern Complex plants are located, regulate our operations by prescribing specific environmental standards in our operating permits, which must be renewed every four years. State authorities in the States of Alagoas and São Paulo have issued permits for our plants in those respective complexes, which also must be renewed every four years. If any of our environmental licenses and permits lapse or are not renewed or if we fail to obtain any required environmental licenses and permits, we may be subject to fines ranging from R$500 to R$50.0 million, and the Brazilian government may partially or totally suspend our activities and impose civil and criminal sanctions on our company or both. All our environmental licenses and permits are in full force and effect.
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
     CETREL S.A.—Empresa de Proteção Ambiental, or Cetrel, treats wastewater generated by our company and the other petrochemical producers at the Northeastern Complex at a liquid effluents treatment station located in the Northeastern Complex. This treatment station also includes a system for the collection and disposal of contaminated wastewater. Cetrel also stores and incinerates, treats and disposes of hazardous solid waste. For other kinds of solid waste, Cetrel maintains a landfill. Cetrel has installed two hazardous solid waste incinerators with a total annual incineration capacity of 16,600 tons. One of these incinerators has an annual incineration capacity of 4,400 tons and is used to dispose of chlorinated residue, and the other incinerator has an annual incineration capacity of 12,000 tons and is used to dispose of non-chlorinated residue. Another Brazilian company co-processes hazardous solid waste in a cement kiln located in the city of Pedro Leopoldo, State of Minas Gerais.
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
     We believe our operations are in compliance in all material respects with applicable environmental laws and regulations currently in effect. Some environmental studies that we have commissioned have indicated instances of environmental contamination at certain of our plants. In addition, we and certain of executive officers of our company and of our subsidiaries have received notices from time to time of minor environmental violations and are or have been subject to investigations or legal proceedings with respect to certain alleged environmental violations. These environmental issues, and any future environmental issues that may arise, could subject us to fines or other civil or criminal penalties imposed by Brazilian authorities. We are addressing all environmental issues of which we are aware, and we believe that none of these issues will have a material adverse effect on our business, financial condition or operations.
     Our consolidated annual expenditures on environmental control were R$73.8 million during 2006, R$71.7 million during 2005 and R$58.1 million during 2004. To dispose of our industrial wastewater and solid hazardous waste, we contract our jointly controlled company Cetrel at the Northeastern Complex, our subsidiary Companhia Alagoas Industrial—Cinal at Alagoas, Companhia Riograndense de Saneamento, a state-owned environmental company at the Southern Complex and other third parties. These companies treat our industrial waste immediately after this waste is generated and dispose of our solid waste. Our consolidated environmental expenses relate to our continuous control and monitoring policies, and we do not have any material future environmental liabilities related to our ongoing operations. We have established a provision for environmental contingencies in the amount of R$19.2 million. However, our environmental compliance costs are likely to increase as a result of the projected increase in our production capacity and projected increases in unit costs for treatment and disposal of industrial waste as well as the cost of compliance with future environmental regulations.
     Our environmental compliance in 2006 included the following results:
•	no significant environmental accidents in 2006; and

•	no fines were levied on any of our plants by state environmental authorities during 2006.
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
     We participate in the “Responsible Care” program, which establishes international standards for environmental, occupational health and safety practices for chemical manufacturers. Through our participation in this program, we adopted policies and procedures that require us to follow detailed instructions in matters of health, safety and the environment. We seek to maintain these environmental standards and have qualified each of our plants for NBR-ISO 9001 and 14001 certification, which includes internationally prescribed environmental management practices. We are currently implementing health, safety and environmental standards based on OSHAS 18001 and standards issued by the U.S. Occupational Safety and Health Administration.
     Our safety record ranks above the average of companies in the Brazilian chemical industry. The following table illustrates our progress in terms of our safety record and compares our safety record to the average for the Brazilian chemical industry:

	Year Ended December 31,
	2006	2005	2004	2005 (1)
				Brazilian Chemical
		Braskem		Industry Average
Safety Indicator
Index of Accident Frequency (accidents/200,000 man-hours)	0.3	0.2	0.4	2.4
Index of Severity (lost and deducted days/200,000 man-hours)	3	4	11	30

(1)	Brazilian petrochemical industry average of the members of Brazilian Association of Chemical Industry and Derivative Products for 2005, as reported by the Brazilian Association of Chemical Industry and Derivative Products.
     Our safety record in 2006 included the following results:
•	a 38% increase in our rate of personal accidents of all types, compared to 2005;

•	eight of our 14 units had no accidents causing injuries requiring a worker to be absent from work during 2006; and

•	our total cost resulting from accidents was approximately 4% higher than in 2005.
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
     We have obtained OSHAS 18,001 certification of our Basic Petrochemical Unit. This certification relates to our employee health and safety management system.
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
     The following table sets forth our properties at December 31, 2006 by location of facilities, products produced and size of plant.

Type of Product or Service	Location of Facilities	Size of Plant
		(in hectares (1))
Basic petrochemicals	Camaçari	65.5
Waste disposal	Marechal Deodoro	34.3
Polyethylene	Camaçari	24.5
Caustic soda/EDC/chlorine	Maceió	15.0
PVC/caustic soda/chlorine	Camaçari	12.6
Polyethylene	Triunfo	12.4
Polypropylene	Triunfo	11.4
Caprolactam	Camaçari	8.1
PVC	Marechal Deodoro	7.0
PET (2)	Camaçari	6.2
PVC	Vila Prudente/Capuava	3.2

(1)	One hectare equals 10,000 square meters.

(2)	On May 16, 2007 we temporarily closed our PET plant.

     The descriptions of each of our business units above contain detailed charts showing the location, primary products, annual production capacity and historical annual production for each of our company’s production facilities.
     We believe that all of our production facilities are in good operating condition. At December 31, 2006, the consolidated net book value of our property, plant and equipment was R$6,688.7 million. Without giving effect to the proportional consolidation of our jointly controlled companies, the net book value of our property, plant and equipment was R$6,196.5 million.
     Certain of our properties located in the Northeastern Complex (including our DMT and PET plants and all of the equipment located in these plants) and two of our polyolefins plants in the Southern Complex are mortgaged or pledged to secure certain of our financial transactions.
Insurance
     We carry insurance for our plants against material damage and consequent business interruption through “all risks” policies with a total replacement value of US$6.2 billion. Our insurance coverage is underwritten in the Brazilian insurance market by large Brazilian insurance companies. Approximately 83% of our insurance coverage is reinsured in the international insurance market. Our existing “all risks” policies are in force until November 30, 2007 and are renewed annually.
     The material damage insurance provides insurance coverage for losses due to accidents resulting from fire, explosion and machinery breakdown, among others. This coverage has a maximum indemnification limit of US$1.9 billion per event (combined material damage and business interruption coverage) and has deductibles of up to US$5 million depending on the plant. The business interruption coverage provides insurance for losses resulting from interruptions due to any material damage covered by the policy. This coverage is calculated to insure against losses up to US$830 million due to shutdowns extending beyond 60 days. The losses are covered until the plant and production are fully re-established, with maximum indemnity periods ranging from 12 to 24 months.
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
     We completed the Politeno acquisition on April 6, 2006, subject to the final approval of the Brazilian antitrust authorities as permitted by Brazilian law. We submitted the terms and conditions of the Politeno acquisition to the Brazilian antitrust authorities on April 27, 2006. The Politeno acquisition was fully reviewed by CADE on July 19, 2006 and was approved without any restrictions.
     The Ipiranga Transaction is subject to the final approval of the Brazilian antitrust authorities. However, Brazilian law permits us to consummate these transactions prior to receiving this final approval. Our company, together with Ultrapar and Petrobras, submitted the terms and conditions of the Ipiranga Transaction for review by the Brazilian antitrust authorities on April 9, 2007.
     On April 17, 2007, CADE issued a writ of prevention relating to the Ipiranga Transaction, which, among other things, prevented our exercise of strategic management control over Ipiranga Química and Ipiranga Petroquímica. In issuing the writ of prevention, CADE stated that the purpose of the writ of prevention was to guarantee that the Ipiranga Transaction could be reversed in the event that CADE so determined following its review of the Ipiranga Transaction.
     On April 25, 2007, CADE revoked this writ of prevention upon the agreement of our company to execute an agreement designed to preserve the reversibility of the Ipiranga Transaction. Under this agreement, our company will preserve all of the assets we acquire in the Ipiranga Transaction until CADE makes a final determination with respect to the Ipiranga Transaction, and our company is permitted to effectively own and manage these assets pending this final determination.
     There can be no assurances that the Brazilian antitrust authorities will approve the Ipiranga Transaction as currently structured or that these authorities will not impose additional conditions on these transactions.
ITEM 4A. UNRESOLVED STAFF COMMENTS.
     None.
ITEM 5. OPERATING AND FINANCIAL REVIEW AND PROSPECTS
     The following discussion of our financial condition and results of operations should be read in conjunction with our audited consolidated financial statements at December 31, 2006 and 2005 and for the three years ended December 31, 2006 included in this annual report, as well as with the information presented under “Introduction” and “Item 3. Key Information—Selected Financial Information.”
     The following discussion contains forward-looking statements that involve risks and uncertainties. Our actual results may differ materially from those discussed in the forward-looking statements as a result of various factors, including those set forth in “Cautionary Statement with Respect to Forward-Looking Statements” and “Item 3. Key Information—Risk Factors.”
     The discussion and analysis of our financial condition and results of operations has been organized to present the following:
•	a brief overview of our company and the principal factors that influence our results of operations, financial condition and liquidity;

•	a review of our financial presentation and accounting policies, including our critical accounting policies;

•	a discussion of the principal factors that influence our results of operations;

•	a discussion of our results of operations for the years ended December 31, 2006, 2005 and 2004;

•	a discussion of developments since the end of 2006 that may materially affect our results of operations, financial condition and liquidity;

•	a discussion of our liquidity and capital resources, including our working capital at December 31, 2006, our cash flows for the years ended December 31, 2006, 2005 and 2004, and our material short-term and long-term indebtedness at December 31, 2006;

•	a discussion of our off-balance sheet arrangements;

•	a discussion of our capital expenditures and our contractual commitments; and

•	a qualitative and quantitative discussion of market risks that we face.
Overview
     We are the leading petrochemical company in Latin America, based on average annual production capacity in 2006. We are also one of the two largest Brazilian-owned private sector industrial companies, based on net sales revenue in 2005 (the most recent year for which comparative information is currently available). We recorded net income of R$101.3 million in 2006 on net sales revenue of R$12,992.7 million. We produce a diversified portfolio of petrochemical products in our 18 plants in Brazil and have a strategic focus on polyethylene, polypropylene and PVC. We were the first Brazilian company with integrated first and second generation petrochemical production facilities.
     Our results of operations will be significantly influenced beginning in the second quarter of 2007 by the Ipiranga Transaction and our consolidation of the assets, liabilities and results of operations of Ipiranga Química, Ipiranga Petroquímica and Copesul at and for periods ending after March 31, 2007. See “Item 4: Information on the Company—Ipiranga Transaction.” In addition, our results of operations have been influenced and will continue to be influenced by a variety of factors, including:
•	the growth rate of Brazilian GDP, which affects the demand for our products and, consequently, our domestic sales volume;

•	the international market price of naphtha, our principal raw material, which significantly affects the cost of producing our products;

•	the expansion of global production capacity for the products that we sell and the growth rate of the global economy;

•	the exchange rate of the Brazilian real against the U.S. dollar;

•	the level of our outstanding indebtedness and the interest rates we pay on this indebtedness, which affects our net financial expenses;

•	the results of operations of those companies in which we have or had minority equity interests, such as Copesul, Politeno and Petroflex, a portion of which are consolidated into our results of operations as required by Brazilian GAAP;

•	the tax policies adopted by, and resulting tax obligations to, the Brazilian government and the governments of the Brazilian states in which we operate; and

•	our implementation of our corporate competitiveness programs, Braskem+ and Formula Braskem, which we anticipate will result in meaningful operational improvements and the realization of annual recurring cost reductions over the next few years.
Our financial condition and liquidity is influenced by a variety of factors, including:
•	our ability to generate cash flows from our operations;

•	prevailing Brazilian and international interest rates and movements in exchange rates, which affect our debt service requirements;

•	our ability to continue to be able to borrow funds from Brazilian and international financial institutions and to sell our debt securities in the Brazilian and international securities markets, which is influenced by a number of factors discussed below; and

•	our capital expenditure requirements, which consist primarily of maintenance of our operating facilities, expansion of our production capacity and research and development activities.
Financial Presentation and Accounting Policies
Presentation of Financial Statements
     We have prepared our consolidated financial statements at December 31, 2006 and 2005 and for the three years ended December 31, 2006 in accordance with Brazilian GAAP, which differs in certain respects from U.S. GAAP. See note 31 to our audited consolidated financial statements included elsewhere in this annual report.
     Our consolidated financial statements have been prepared in accordance with Brazilian Securities Commission Instruction No. 247/96, as amended by Brazilian Securities Commission Instruction Nos. 269/97 and 285/98, which we refer to collectively as Instruction 247. Instruction 247 requires our company to proportionally consolidate jointly controlled companies that are not our subsidiaries, principally Petroflex and Paulínia. Prior to April 6, 2006 we also proportionally consolidated Politeno, and prior to March 31, 2007, we also proportionally consolidated Copesul.
Reclassifications
     Our consolidated financial statements included in this annual report reflect reclassifications in 2005 and 2004 of some items to provide for a better comparison among 2006, 2005 and 2004. For more information about these reclassifications, see “Introduction—Financial Statements.”
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

     In 2006, sales by our Basic Petrochemicals Unit, our Polyolefins Unit, our Vinyls Unit and our Business Development Unit represented 50.3%, 34.9%, 11.3% and 3.5%, respectively, of our net sales revenue of all segments before reflecting the proportional consolidation of our jointly controlled companies.
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
Critical Accounting Policies
     The presentation of our financial condition and results of operations in conformity with Brazilian GAAP requires us to make certain judgments and estimates regarding the effects of matters that are inherently uncertain and that impact the carrying value of our assets and liabilities. Actual results could differ from these estimates. In order to provide an understanding about how we form our judgments and estimates about certain future events, including the variables and assumptions underlying the estimates, and the sensitivity of those judgments to different variables and conditions, we have included comments related to the following critical accounting policies under Brazilian GAAP:
•	Provision for doubtful accounts. We record a provision for doubtful accounts in an amount considered sufficient to cover estimated losses on the realization of the receivables, taking into account the Company’s loss experience. For a better calculation of the doubtful accounts, the Company analyzes, on a monthly basis, the amounts and characteristics of trade accounts receivable.

•	Impairment and depreciation and amortization of permanent assets. We perform annual cash flow studies to determine if the accounting value of our assets, primarily our property, plant and equipment, goodwill and other intangible assets, is compatible with the profitability resulting from the respective business units. If the expected cash flows are lower than the accounting value, we record a provision for impairment of the asset’s value. In order to estimate future cash flows, we must make various assumptions about matters that are highly uncertain, including future production and sales, product prices (which we estimate based on current and historical prices, price trends and related factors), future taxes payable and operating costs. We regularly recognize expenses related to the depreciation of our property, plant and equipment and to the amortization of our deferred charges, goodwill and other intangible assets. The rates of depreciation or amortization are based on our or on third-party estimates of the useful lives of the fixed assets or otherwise over the periods during which these assets can be expected to provide benefits to us.

•	Valuation of investments other than temporary impairment on investment. We record long-term investments at cost or under the equity accounting method, depending on our participation in voting capital and the degree of influence that we exercise over the operations of the companies involved. We evaluate the fair value of investments for impairment whenever the performance of the underlying entity indicates that impairment may exist. In such cases, the fair value of the investments is estimated principally based on discounted estimated cash flows using assumptions. Arriving at assumptions and estimates concerning these cash flows is a complex and often subjective process involving estimation of future revenues, costs and taxes.

•	Valuation of derivative instruments. We use swaps, non-deliverable forwards, non-deliverable options and other derivative instruments to manage risks from changes in foreign exchange and interest rates. We record these instruments at their estimated fair market value based on market quotations for similar instruments, and based on standard mark-to-market practices, which take into account reliable market curves for interest rates, foreign exchange rates and volatility.

•	Pension plans. For defined benefit plans that we sponsor, we calculate our funding obligations based on calculations performed by independent actuaries using assumptions that we provide about interest rates, investment returns, levels of inflation, mortality rates and future employment levels. These assumptions directly impact our liability for accrued pension costs and the amounts we record as pension costs. In June

2005, we announced that we intend to withdraw as a sponsor of our defined benefit plans. Unrecognized actuarial gains and losses are amortized either over the estimated future service period of employees or over the estimated period of the plan final settlement, whichever is less.
•	Deferred taxes. We recognize deferred tax assets and liabilities based on the differences between the financial statement carrying amounts and the tax basis of assets and liabilities using prevailing tax rates. We regularly review any deferred tax assets for recoverability and reduce their carrying value, as required, based on our historical taxable income, projected future taxable income and the expected timing of any reversals of existing temporary differences. If one of our subsidiaries operates at a loss or is unable to generate sufficient future taxable income, or if there is a material change in the actual effective tax rates or the time period within which the underlying temporary differences become taxable or deductible, we evaluate the need to reduce partially or completely the carrying value of our deferred tax assets.

•	Contingencies. We are currently involved in numerous judicial and administrative proceedings, as described under “Item 8. Financial Information—Legal Proceedings” and in notes 9, 16, 17 and 21 to our consolidated financial statements. We record accrued liabilities for contingencies that we deem probable of creating an adverse effect on the result of operations or financial condition. We believe that these contingencies are properly recognized in our financial statements. We are also involved in judicial and administrative proceedings that are aimed at obtaining or defending our legal rights with respect to taxes that we believe to be unconstitutional or otherwise not required to be paid by our company. We believe that these proceedings will ultimately result in tax credits or benefits, which we do not recognize in our financial statements until the contingency has been resolved. When, based on favorable but appealable court decisions, we use tax credits or benefits in dispute to offset current tax obligations, we establish a provision equal to the amount used and maintain the provision until a final decision on those credits or benefits. Our provisions include interest on the tax obligations we have offset with disputed credits or benefits at the interest rate defined in the relevant tax law.
Principal Factors Affecting Our Results of Operations
Growth of Brazil’s Gross Domestic Product and Domestic Demand for Our Products
     Sales in Brazil represented 74.4% of our net sales revenue in 2006. As a Brazilian company with substantially all of our operations in Brazil, we are significantly affected by economic conditions in Brazil. Our results of operations and financial condition have been, and will continue to be, affected by the growth rate of GDP in Brazil because our products are used in the manufacture of a wide range of consumer and industrial products.
     Because of our significant market share in many of the Brazilian markets in which our petrochemical products are sold, fluctuations in Brazilian demand for polyethylene, polypropylene and PVC affect our production levels and net sales revenue. GDP in Brazil grew at a compound average annual rate of 2.6% from 1997 through 2006. From 1997 through 2006, the consumption volumes in Brazil of polyethylene, polypropylene and PVC increased at compound average annual rates of 4.2%, 6.8% and 2.3%, respectively.
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
     In 2006, GDP in Brazil increased by 3.7%. In 2006, Brazilian consumption volumes of polyethylene increased by 11.4%, polypropylene increased by 4.6% and PVC increased by 10.5% compared to 2005.

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
     Our management believes that there has been a trend in Brazil during the last several years toward the use of plastics as substitutes for more traditional materials, such as steel, aluminum, glass and paper. Our management anticipates that this trend will continue to stimulate the domestic demand for petrochemical products suitable for use in a variety of applications, including construction, industrial processes, agriculture and packaging. However, trends in the substitution of materials depend on many factors beyond our control, and the current beliefs of our management may prove to be incorrect.
Effects of Fluctuations in Naphtha Prices
     Fluctuations in the international market price of naphtha have significant effects on our costs of goods sold and the prices that we are able to charge our customers for our first and second generation products.
Effects on Cost of Sales
     Naphtha is the principal raw material used by our Basic Petrochemicals Unit and, indirectly, in our other business units. Purchases of naphtha represented 86.6% of the total cost of sales and services rendered of our Basic Petrochemicals Unit in 2006. Naphtha represented 73.0% of our direct and indirect consolidated cost of sales and services rendered in 2006, both directly and indirectly through the cost of basic petrochemicals that we purchased from Copesul.
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
     The international price of naphtha has fluctuated significantly in the past, and we expect that it will continue to do so in the future. Significant increases in the price of naphtha and, consequently, the cost of producing our products, would likely reduce our gross margins and our results of operations to the extent that we are unable to pass all of these increased costs on to our customers and could result in reduced sales volumes of our products. Conversely, significant decreases in the price of naphtha and, consequently, the cost of producing our products, would likely increase our gross margins and our results of operations and could result in increased sales volumes if this lower cost leads us to lower our prices. In periods of high volatility in the U.S. dollar price of naphtha, there is usually a lag between the time that the U.S. dollar price increases or decreases and the time that we are able to pass on increased or reduced costs to our customers in Brazil. These pricing mismatches decrease when the U.S. dollar price of naphtha is less volatile.
     We do not currently hedge our exposure to changes in the prices of naphtha because a portion of our sales are exports payable in foreign currencies and linked to the international market prices of naphtha and also because the prices of our polyethylene, polypropylene and PVC products sold in Brazil generally reflect changes in the international market prices of these products.

Effects on Prices of Our Products
     Prior to 2005, we used a margin sharing system for all of our ethylene customers, including our other business units. In 2005, we determined the prices that we charged our ethylene customers, other than our two largest ethylene customers, by reference to international market prices. In 2006, we negotiated with our remaining ethylene customers that used the margin sharing system to terminate the margin sharing system of ethylene pricing and to institute a market pricing system.
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
     Rio Polímeros, a Brazilian petrochemical company, commenced operations of a major petrochemical plant in Brazil in 2005. The maximum annual capacity of this plant is 520,000 tons of ethylene, 75,000 tons of propylene and 540,000 tons of polyethylene. In addition:
•	in 2006, (1) Copesul expanded its annual ethylene production capacity by 65,000 tons and its annual propylene production capacity by 49,000 tons in January; (2) Ipiranga Petroquímica expanded its annual polypropylene production capacity by 30,000 tons in January; (3) Suzano expanded its polypropylene annual production capacity by 60,000 tons in July; and (4) we increased our annual HDPE production capacity by 30,000 tons in September and our annual isoprene production capacity by 8,800 tons in November;

•	in 2005, (1) Solvay expanded its annual PVC production capacity by 30,000 tons in December; and (2) we increased our annual polyethylene production capacity by 30,000 tons in October and our annual PVC production capacity by 50,000 tons in December; and

•	in 2004, (1) Polibrasil Resinas S.A.’s polypropylene facility in Mauá, São Paulo, which commenced operations in 2003, reached its full annual capacity of 300,000 tons; and (2) we increased our annual para-xylene production capacity by 50,000 tons in May and our annual polypropylene production capacity by 100,000 tons in December.
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
     The table below sets forth capacity utilization rates with respect to the production facilities for some of our principal products for the years ended December 31, 2006, 2005 and 2004.

	Year Ended December 31,
	2006		2005		2004
Ethylene	87%		91%		87%
Polyethylene	89	(1)	94	(2)	91
Polypropylene	97		94		96	(3)
PVC	86		95	(4)	90

(1)	Without giving effect to a 30,000 ton increase of our annual production capacity in September 2006.

(2)	Without giving effect to a 30,000 ton increase of our annual production capacity in November 2005.

(3)	Without giving effect to a 100,000 ton increase of our annual production capacity in July 2004.

(4)	Without giving effect to a 50,000 ton increase of our annual production capacity in December 2005.
     The utilization rate of our ethylene production capacity was adversely affected during 2004 as a result of the shutdown of the Olefins 2 unit of our Basic Petrochemicals Unit for 36 days for scheduled maintenance and inspection. The utilization rate of our ethylene production capacity was adversely affected during 2006 as a result of operating difficulties that led to a non-programmed maintenance shutdown of the Olefins 1 unit of our Basic Petrochemicals Unit for 13 days.
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
     In 2006, 25.6% of our net sales revenue was derived from export sales of our products as compared with 20.9% of our net sales revenue in 2005. Net sales revenues derived from export sales increased by 21.8% in 2006, as a result of the implementation of our strategy to increase our presence in foreign markets which has led to the establishment of sales offices in Argentina and The Netherlands, enabling us to provide our international costumers with better service through our staff and local distribution centers.
     In 2006, exports to other countries in the Americas accounted for 62% of our export sales, with the remainder of our exports sold in Europe, which accounted for 25% of our export sales, and the Far East, which accounted for 13% of our export sales. Aggregate exports of polyethylene, polypropylene and PVC to Argentina increased by 31.3% in 2006, reflecting improvements in the Argentine economy.
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
     Our consolidated U.S. dollar-denominated indebtedness represented 46.3% of our outstanding indebtedness at December 31, 2006, excluding related party debt. As a result, when the real depreciates against the U.S. dollar:
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
Effect of Level of Indebtedness and Interest Rates
     At December 31, 2006, our total outstanding consolidated indebtedness on a consolidated basis, excluding related party debt, was R$6,729.6 million. The level of our indebtedness results in significant financial expenses that are reflected in our statement of operations. Financial expenses consist of interest expense, exchange variations of U.S. dollar- and other foreign currency-denominated debt, foreign exchange losses or gains, and other items as set forth in notes 15 and 23 to our consolidated financial statements. In 2006, we recorded total financial expenses of R$1,097.9 million, of which R$287.8 million consisted of interest expense and R$333.4 million consisted of foreign exchange gains. By contrast, in 2005, we recorded total financial expenses of R$675.8 million, of which R$347.0 million consisted of interest expense and R$556.9 million consisted of foreign exchange gains. The interest rates that we pay depend on a variety of factors, including prevailing Brazilian and international interest rates and risk assessments of our company, our industry and the Brazilian economy made by potential lenders to our company, potential purchasers of our debt securities and the rating agencies that assess our company and its debt securities.
     Standard & Poor’s and Fitch maintain ratings of our company and our debt securities. On a global basis, Standard & Poor’s maintains a local currency rating of our company of “BB” and a foreign currency rating for our company of “BB,” and on a local basis Standard & Poor’s maintains a rating for our company of “br AA/Stable Outlook.” On a global basis, Fitch maintains a local currency rating for our company of “BB+/Positive Outlook” and a foreign currency rating for our company of “BB+/Positive Outlook,” and on a local basis Fitch maintains a national rating of our company of “AA- (bra)/Stable Outlook.” We have not been informed of any proposed actions by either of these rating agencies to further modify their ratings on our company or its indebtedness. Any ratings downgrades in the future would likely result in increased interest and other financial expenses relating to borrowings and debt securities and could adversely affect our ability to obtain such financing on satisfactory terms or in amounts required by us.
Results of Operations of Jointly Controlled Companies
     We own 29.5% of the voting and total share capital of Copesul. The operations of Copesul are similar to the operations of our Basic Petrochemicals Unit. Accordingly, the results of operations of Copesul are influenced by factors similar to the factors that influence our results of operations. However, Copesul has management that is independent from ours and a capital structure, including levels of indebtedness and corresponding levels of financing costs, different from ours. In addition, we own 20.1% of the voting and total share capital of Petroflex. Petroflex has management that is independent from ours and a capital structure, including levels of indebtedness and corresponding levels of financing costs, that is different from ours. For more information about the operations of Copesul and Petroflex, see “Item 4. Information on the Company—Subsidiaries, Jointly Controlled Companies and Joint Venture.”
     As a result of the application of Instruction 247 to our consolidated financial statements, we are required to proportionally consolidate the results of jointly controlled companies that are not our subsidiaries, such as Petroflex and Paulínia. Consequently, our results of operations are subject to fluctuations that depend on the results of these jointly controlled companies. However, in evaluating our results of operations, cash flows and liquidity, our management relies on financial information that does not include the effects of proportional consolidation, principally because we have limited, if any, control over the operations and policies of the companies whose results we are required to proportionally consolidate with our own. In our discussion of our results of operations and our discussion of our liquidity and capital resources, we have provided supplemental information drawn from our accounting records with respect to our results of operations, working capital, cash flows and indebtedness without giving effect to this proportional consolidation to provide holders of our class A preferred shares and the ADSs with information that our management believes more accurately reflects the results of operations and financial position of our company.
     Prior to the Politeno acquisition on April 6, 2006, we owned 35.0% of Politeno’s voting share capital and 34.0% of its total share capital. As a result, at dates and for periods prior to April 6, 2006, we proportionally consolidated Politeno’s results in our consolidated financial statements and did not include Politeno’s results in our Polyolefins segment. Following the Politeno acquisition on April 6, 2006, we owned 100% of the voting share capital and 96.2% of the total share capital of Politeno, and have fully consolidated Politeno’s results in our consolidated financial statements and included Politeno’s results in our Polyolefins segment at dates and for periods following this acquisition. Politeno merged with and into Braskem on April 2, 2007.
     We own 29.5% of the voting share capital and total share capital of Copesul. At dates and for periods prior to March 31, 2007, we proportionally consolidated Copesul’s results in our consolidated financial statements. As a result of the consummation of the first phase of the Ipiranga Transactions described above under “Item 4. Information on the Company—Ipiranga Transaction” on April 18, 2007, we control Copesul. As a result of our obtaining effective control over Copesul, we will fully consolidate the assets, liabilities and results of operations of Copesul at and for periods ending after March 31, 2007.
     As part of the Ipiranga Transaction, we will acquire 33.3% of the share capital of RPI and will jointly and equally control RPI with Petrobras and Ultrapar. Under the RPI shareholders agreement, we have the right to nominate one-third of the directors of RPI. We will begin to proportionally consolidate the assets, liabilities and results of operations of RPI at and for periods ending after March 31, 2007.
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

     We are exempt from corporate income tax on the profits arising from the sale of PVC manufactured at our Alagoas and PET manufactured at our plant in the Northeastern Complex until December 31, 2008. In addition, we are entitled to pay only 25% of the statutory income tax rate on the profits arising from the sale of:
•	PVC manufactured at our plant in the Northeastern Complex until December 31, 2013;

•	polyethylene manufactured at our polyethylene plants in the Northeastern Complex and basic petrochemical products manufactured in the Northeastern Complex, until December 31, 2011; and

•	caustic soda, chlorine and EDC produced at our plants in the Northeastern Complex and Alagoas, and caprolactam manufactured in the Northeastern Complex until December 31, 2012.
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
     Due to operating losses sustained by us in the past, we had R$162.2 million of deferred tax assets arising from R$648.8 million of tax loss carryforwards available at December 31, 2006. Income tax loss carryforwards available for offset in Brazil do not expire. However, the annual offset is limited to 30% of our adjusted net income. This limit also affects the Social Contribution on Net Income.
     Our export sales are currently exempt from PIS (a federal value-added tax), COFINS (a federal value-added tax), IPI (a federal value-added tax on industrial products) and the Tax on the Circulation of Merchandise and Services (Imposto Sobre a Circulação de Mercadorias e Serviços), or ICMS (a state value-added tax on sales and services), under generally available exemptions.
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
Corporate Competitiveness Programs
Braskem+ Program
     In 2004, we commenced implementation of a corporate and operational excellence program called Braskem+. In connection with the development of the Braskem+ program, we engaged a leading consulting firm to analyze our industrial practices and compare them to benchmarking practices in the global petrochemical sector. Through this analysis, we identified 210 initiatives designed to further improve, among other things, our capacity utilization and variable and fixed costs. We implemented 59 of these initiatives at a total cost of R$23.5 million in 2004, 39 of these initiatives at a total cost of R$117.2 million in 2005 and 39 of these initiatives at a total cost of R$155.1 million in 2006, resulting in an aggregate of approximately R$436.5 million in cost savings on a recurring annual basis, as estimated by our management. We cannot assure holders of our class A preferred shares and the ADSs that we will realize the full benefit of the identified annual cost savings in upcoming years. To the extent that we fail to do so, for any reason, in any year, our results of operations for that year may be adversely affected.
Formula Braskem
     In 2005, we commenced a new program named “Formula Braskem” to implement a comprehensive integrated management system. Formula Braskem is intended to incorporate the best practices in the international petrochemical industry in our management systems and the most recent technological developments available in the marketplace. This program, together with the Braskem+ program, was designed to support our expansion and future internationalization, and we expect to realize productivity and efficiency gains through their implementation. In addition, the implementation of Formula Braskem has assisted us with our compliance with the requirements of the U.S. Sarbanes-Oxley Act of 2002 in a manner consistent with our commitment to transparency and corporate governance.
     We have engaged SAP Brasil Ltda., or SAP, and Accenture do Brasil Ltda., or Accenture, to assist us in implementing Formula Braskem under agreements that provide for the payment of bonuses to SAP and Accenture in the event that we achieve identified annual cost savings as a result of the implementation of Formula Braskem in excess of those identified in our calculations of the projected net present value of this project.
     The first phase of Formula Braskem became operational on October 1, 2006. We had a dedicated team of approximately 110 employees working together with SAP and Accenture on the implementation of the first phase of Formula Braskem which we are implementing at a cost expected to be approximately R$130 million. We expect to make capital expenditures of R$10.6 million in 2007 to complete the first phase of Formula Braskem.

     We are implementing the second phase of Formula Braskem which consists of the integration of Politeno into our management system, the implementation of payroll and capital budgeting systems and other process improvements. We have a dedicated team of approximately 85 employees working together with SAP and Accenture on the implementation of the second phase of Formula Braskem which we expect to be operational in August 2007. We anticipate that we will make capital expenditures of R$6.8 million in 2007 related to the second phase of Formula Braskem.
Recent Developments
Politeno Merger
     At an extraordinary shareholders’ meeting on April 2, 2007, our shareholders approved our merger with Politeno and the conversion of 486,530 of our class A preferred shares into 486,530 of our common shares in order to maintain the required minimum ratio of our common shares to preferred shares in accordance with the Brazilian Corporation Law after completion of our merger with Politeno. In connection with this merger, we issued 1,533,670 of our class A preferred shares in exchange for 412,901,157 of Politeno’s class A preferred shares and 2,126,856,433 of Politeno’s class B preferred shares.
Ipiranga Transaction
Agreement to Acquire Petrochemical Assets of Ipiranga
     On March 18, 2007, we entered into the Investment Agreement with Ultrapar and Petrobras. On the same date, Ultrapar and the controlling shareholders of RPI, CBPI and DPPI entered into the Purchase Agreement, with our company and Petrobras as an intervening parties. Under the Ipiranga Transaction Agreement:
•	Ultrapar is obligated to acquire, as a commission agent acting on behalf of Braskem and Petrobras, 100% of the share capital of Ipiranga Química. Ipiranga Química currently owns 86.9% of the voting share capital and 92.4% of the total share capital of Ipiranga Petroquímica, which in turn owns 29.5% of the share capital of Copesul. Under the Investment Agreement, Ultrapar is obligated to transfer 60% of the share capital of Ipiranga Química to our company and 40% of the share capital of Ipiranga Química to Petrobras.

•	We are obligated under applicable law to conduct a public tender offer jointly with Petrobras for the 13.1% of the share capital of Ipiranga Petroquímica not currently owned by Ipiranga Química.

•	Under the Investment Agreement, Ultrapar is obligated to transfer 33.3% of the share capital of RPI to our company and 33.3% of the share capital of RPI to Petrobras. We will jointly and equally control RPI with Petrobras and Ultrapar.
     As a result of the Ipiranga Transaction, we will consolidate the indebtedness of Ipiranga Química and Copesul into our financial statements. At December 31, 2006, Ipiranga Química had consolidated indebtedness, after giving effect to the proportional consolidation of Copesul, of R$930.0 million, and Copesul had consolidated indebtedness of R$334.6 million. At December 31, 2006, our consolidated indebtedness included R$98.6 million of Copesul’s indebtedness as a result of the application of proportional consolidation.
Copesul Tender Offer
     In connection with the Ipiranga Transaction, we have filed a request with the CVM through our subsidiary EDSP58 to delist the share capital of Copesul from the São Paulo Stock Exchange through a public tender offer for the Copesul shares not currently owned by our company, Ipiranga Petroquímica or Petroquisa. The Copesul tender offer will be made by EDSP58, a special purpose vehicle in which we own 60% of the share capital and Petrobras owns 40% of the share capital. Under the Copesul tender offer, we will offer to purchase these shares, which represent 25.5% of the total share capital and voting share capital of Copesul, for a purchase price of R$37.60 per share. The Copesul tender offer will be conditioned on its acceptance by the holders of at least two-thirds of the shares that are present or represented at the São Paulo Stock Exchange at the time of the tender offer auction.

Financing of the Purchase Price
     The total purchase price to our company of the shares that we will acquire from Ultrapar in the Ipiranga Transaction is expected to be R$1,503.9 million. In addition, we will make payments in connection with the Ipiranga tender offer and the Copesul tender offer. If the holders of all of the shares of Ipiranga Petroquímica accept the Ipiranga tender offer, the purchase price for these shares will be R$117.9 million. If the holders of all of the shares of Copesul accept the Copesul tender offer, our portion of the purchase price for these shares will be R$862.2 million.
     On April 11, 2007, we entered into an unsecured credit agreement with three financial institutions in the aggregate amount of US$1.2 billion to finance the Ipiranga Transaction and the Copesul tender offer. The loans under the acquisition credit agreement may be disbursed in multiple disbursements on or prior to April 11, 2008. On April 13, 2007, we received the first disbursement under the acquisition credit agreement in the aggregate amount of US$330.0 million to fund the first payment due under the Investment Agreement. Each disbursement under the acquisition credit agreement bears interest at the rate of LIBOR plus 0.35% per annum until the first anniversary of such disbursement and thereafter at the rate of LIBOR plus 0.55% per annum, payable in arrears. The principal amount of each disbursement under the acquisition credit agreement is payable on the second anniversary of such disbursement. The acquisition credit agreement includes limitations on our ability to incur liens, enter into related party transactions or merge with certain other entities.
     In order to lengthen the average maturity of our outstanding indebtedness and to reduce our refinancing risks, we are exploring refinancing of the acquisition credit agreement in the near term. We are analyzing opportunities to refinance this indebtedness through bank credit agreements, pre-export financing agreements, offerings of securities in the domestic or international markets or a combination of these instruments. The form, manner and timing of the refinancing of amounts borrowed under the acquisition credit agreement will depend on market conditions.
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

	Year Ended December 31, 2006
	Basic						Business		Total				Total prior
	Petrochemicals		Polyolefins		Vinyls		Development		segments		Eliminations		to CVM 247		CVM 247		Consolidated
	(in millions of reais)
Net sales revenue	R$	6,883.6	R$	4,775.8	R$	1,541.7	R$	483.1	R$	13,684.2	R$	(1,965.2)	R$	11,719.0	R$	1,273.7	R$	12,992.7
Cost of sales and services rendered		(5,994.8)		(3,985.4)		(1,245.3)		(545.7)		(11,771.2)		1,889.6		(9,881.6)		(910.5)		(10,792.1)
Gross profit (loss)		888.8		790.4		296.4		(62.6)		1,913.0		(75.6)		1,837.4		363.2		2,200.6
Operating expenses:
Selling, general and administrative		(339.0)		(344.5)		(123.0)		(26.0)		(832.5)		(41.9)		(874.4)		(77.1)		(951.5)
Depreciation and amortization		(0.4)		(10.4)		(0.4)		(0.1)		(11.3)		(368.3)		(379.6)		(5.4)		(385.0)
Other, net		(10.4)		22.5		35.1		1.9		49.1		107.8		156.9		29.2		186.1

Operating income (loss)	R$	539.0	R$	458.0	R$	208.1	R$	(86.8)	R$	1,118.3	R$	(378.0)	R$	740.3	R$	309.9	R$	1,050.2

	Year Ended December 31, 2005
	Basic						Business		Total				Total prior
	Petrochemicals		Polyolefins		Vinyls		Development		segments		Eliminations		to CVM 247		CVM 247		Consolidated
	(in millions of reais)
Net sales revenue	R$	7,226.7	R$	3,919.0	R$	1,794.1	R$	569.0	R$	13,508.8	R$	(1,894.2)	R$	11,614.6	R$	1,460.5	R$	13,075.1
Cost of sales and services rendered		(6,138.5)		(3,182.8)		(1,271.9)		(552.9)		(11,146.1)		1,827.6		(9,318.5)		(1,043.2)		(10,361.7)
Gross profit		1,088.2		736.2		522.2		16.1		2,362.7		(66.6)		2,296.1		417.3		2,713.4
Operating expenses:
Selling, general and administrative		(250.3)		(229.0)		(89.2)		(18.2)		(586.7)		(89.7)		(676.4)		(110.7)		(787.1)
Depreciation and amortization		0.0		(6.9)		(0.8)		(0.3)		(8.0)		(342.2)		(350.2)		(5.4)		(355.6)
Other, net		57.1		53.0		6.6		9.2		125.9		(56.1)		69.8		(47.0)		22.8

Operating income	R$	895.0	R$	553.3	R$	438.8	R$	6.8	R$	1,893.9	R$	(554.6)	R$	1,339.3	R$	254.2	R$	1,593.5

	Year Ended December 31, 2004
	Basic						Business		Total				Total prior
	Petrochemicals		Polyolefins		Vinyls		Development		segments		Eliminations		to CVM 247		CVM 247		Consolidated
	(in millions of reais)
Net sales revenue	R$	6,480.0	R$	3,489.4	R$	1,858.8	R$	620.8	R$	12,449.0	R$	(1,404.8)	R$	11,044.2	R$	1,345.3	R$	12,389.5
Cost of sales and services rendered		(5,330.1)		(2,523.0)		(1,157.1)		(564.9)		(9,575.1)		1,269.4		(8,305.7)		(917.3)		(9,223.0)
Gross profit		1,149.9		966.4		701.7		55.9		2,873.9		(135.4)		2,738.5		428.0		3,166.5
Operating expenses:
Selling, general and administrative		(213.8)		(199.1)		(80.1)		(24.9)		(517.9)		(62.8)		(580.7)		(96.3)		(677.0)
Depreciation and amortization		(2.6)		(5.9)		(0.6)		(0.7)		(9.8)		(344.0)		(353.8)		(5.9)		(359.7)
Other, net		22.2		6.3		14.9		2.6		46.0		(10.8)		35.2		7.8		43.0

Operating income	R$	955.7	R$	767.7	R$	635.9	R$	32.9	R$	2,392.2	R$	(553.0)	R$	1,839.2	R$	333.6	R$	2,172.8

In the following discussion, references to increases or decreases in any year or period are made by comparison with the corresponding prior year or period, except as the context otherwise indicates.

Year Ended December 31, 2006 Compared with Year Ended December 31, 2005
Consolidated Results
     The following table sets forth consolidated financial information for the years ended December 31, 2006 and 2005.

	Year Ended December 31,
	2006		2005
	(In millions of reais)
Net sales revenue	R$	12,992.7	R$	13,075.1
Cost of sales and services rendered		(10,792.1)		(10,361.7)

Gross profit		2,200.6		2,713.4
Selling, general and administrative expenses		(951.5)		(787.1)
Investment in associated companies, net(1)		(28.8)		(109.8)
Depreciation and amortization		(385.0)		(355.6)
Financial expenses, net		(938.4)		(709.4)
Other operating income, net		186.1		22.8

Operating income		83.0		774.3
Non-operating expenses, net		7.1		(25.2)

Income before income tax and social contribution and minority interest		90.1		749.1
Income tax and social contribution		12.8		(177.3)

Income before minority interest		102.9		571.8
Minority interest		(1.6)		54.0

Net income	R$	101.3	R$	625.8

(1)	Investment in associated companies, net comprises the following line items in our consolidated statement of operations: equity in the results, amortization of goodwill (negative goodwill), net, foreign exchange variation and tax incentives and other.
Net Sales Revenue
     Net sales revenue declined by 0.6% in 2006, primarily as a result of a 4.7% decline in net sales of our Basic Petrochemicals segment, a 14.1% decline in net sales of our Vinyls segment, a 12.8% decline in the contribution to our net sales revenue by our jointly controlled companies, and a 15.1% decline in net sales of our Business Development segment. The effects of these declines were partially offset by a 21.9% increase in net sales of our Polyolefins segment. Without giving effect to the proportional consolidation of our jointly controlled companies, our net sales revenue increased by 0.9% in 2006.
Cost of Sales and Services Rendered and Gross Profit
     Cost of sales and services rendered increased by 4.2% in 2006, principally due to a 25.2% increase in the cost of sales of our Polyolefins segment primarily related to the Politeno acquisition. Without giving effect to the proportional consolidation of our jointly controlled companies, our cost of sales and services rendered increased by 6.0% in 2006.
     As a result, gross profit declined by 18.9% in 2006. Without giving effect to the proportional consolidation of our jointly controlled companies, gross profit declined by 20.0% in 2006.
     Gross profit as a percentage of net sales revenue, or gross margin, for 2006 was 16.9% compared to 20.8% in 2005. Without giving effect to the proportional consolidation of our jointly controlled companies, gross margin decreased to 15.7% for 2006 compared to 19.8% in 2005.

Selling, General and Administrative Expenses
     Selling, general and administrative expenses increased by 20.9% in 2006, primarily as a result of (1) a R$30 million increase in distribution logistics and storage expenses, primarily as a result of increased geographic diversity of our customers, (2) a R$25 million increase in export expenses and a R$5 million increase in fixed costs, primarily as a result of our increased export sales and our establishment of sales offices in Argentina and The Netherlands, (3) a R$16 million increase in the provision for doubtful accounts, primarily due to an adjustment to the provision for doubtful accounts at Politeno to align Politeno’s provision with our criteria for this provision, and (4) R$15 million in non-recurring expenses relating to the integration of Politeno and restructuring of the Polyolefins, PET and caprolactam businesses.
     Selling, general and administrative expenses represented 7.3% of net sales revenue in 2006 compared to 6.0% of net sales revenue in 2005. Without giving effect to the proportional consolidation of our jointly controlled companies, selling, general and administrative expenses increased by 29.3% in 2006, and selling, general and administrative expenses represented 7.5% of net sales revenue in 2006 compared to 5.8% of net sales revenue in 2005.
Investment in Associated Companies, Net
     Investment in associated companies, net, declined by 73.8% in 2006, primarily as a result of a decline of 62.1% in amortization of (goodwill) negative goodwill, net, principally as a result the elimination of the amortization of goodwill relating to Polialden as a result of the merger of Polialden with our company on May 31, 2006, as well as the realization of negative goodwill in the amount of R$53.0 million in 2006. The effects of this decline were partially offset by a 47.7% decline in tax incentives, primarily as a result of the expiration of certain tax incentives relating to technology utilized by Copesul. Without giving effect to the proportional consolidation of our jointly controlled companies, investment in associated companies, net, increased by 164.6% in 2006.
Depreciation and Amortization
     Depreciation and amortization increased by 8.3% in 2006, primarily as a result of the increases in property, plant and equipment as a result of (1) the merger of Polialden with our company on May 31, 2006, (2) the reclassification of programmed maintenance shutdown expenses as property, plant and equipment on January 1, 2006, and (3) our capital expenditures in connection with the implementation of Formula Braskem. Without giving effect to the proportional consolidation of our jointly controlled companies, depreciation and amortization increased by 8.4% in 2006.
Financial Expenses, Net
     Financial expenses, net, increased by 32.3% in 2006, primarily as a result of (1) the effects of the real/U.S. dollar exchange rate on our U.S. dollar-denominated and U.S. dollar-indexed assets, (2) a R$117.8 million increase in taxes and charges on financial transactions, primarily as a result of the increase in debt in foreign currency in 2006, and (3) a R$100.4 million increase in losses on operational and finanicial derivatives transactions, primarily as a result of losses incurred under certain commodity hedging contracts and exchange rate hedges that we entered into in 2006. As a result of the 8.7% appreciation of the real against the U.S. dollar in 2006, we recorded:
•	financial income of R$333.4 million related to the exchange rate effect on our U.S. dollar-denominated and U.S. dollar-indexed liabilities; and

•	financial expense of R$204.2 million related to the exchange rate effect on our U.S. dollar-denominated assets.
     As a result of the 11.8% appreciation of the real against the U.S. dollar in 2005, we recorded:
•	financial income of R$556.9 million related to the exchange rate effect on our U.S. dollar-denominated and U.S. dollar-indexed liabilities; and

•	financial expense of R$288.8 million related to the exchange rate effect on our U.S. dollar-denominated assets.
     Without giving effect to the proportional consolidation of our jointly controlled companies, financial expenses, net increased by 39.2% in 2006.
Other Operating Income, Net
     Other operating income, net increased to R$186.1 million in 2006 compared to R$22.8 million in 2005, primarily as a result of (1) a non-recurring revenue recovery of R$112.0 million in connection with the reversal of tax provision for PIS/COFINS as a result of a favorable decision of the Brazilian Federal Supreme Court in some suits that we had brought challenging the constitutionality of Law No. 9,718/98, and (2) a R$41.5 million increase in rental of facilities and assignment of right of use, primarily as a result of our contribution of our polypropylene production process technology to Paulínia. Without giving effect to the proportional consolidation of our jointly controlled companies, other operating income, net increased by 124.8% in 2006.
Operating Income
     Operating income decreased by 89.3% in 2006. Operating income represented 0.6% of net sales revenue in 2006 compared to 5.9% of net sales revenue in 2005. Without giving effect to the proportional consolidation of our jointly controlled companies, operating loss was R$21.7 million in 2006 compared to operating income of R$735.1 million in 2005, and represented (0.2)% of net sales revenue in 2006 compared to 6.3% of net sales revenue in 2005.
Non-Operating Income (Expense), Net
     Non-operating income, net was R$7.1 million in 2006 compared to non-operating expense, net of R$25.2 million in 2005, primarily as a result of non-recurring expenses of R$22.4 million incurred in 2005 principally related to environmental remediation that we performed at our Alagoas plant. Without giving effect to the proportional consolidation of our jointly controlled companies, non-operating income, net was R$8.1 million in 2006 compared to non-operating expense, net of R$24.7 million in 2005.
Income Tax and Social Contribution
     Income tax and social contribution was a benefit of R$12.8 million in 2006 compared to an expense of R$177.3 million in 2005, primarily as a result of our reduced taxable income in 2006 and a R$75.9 million increase in our deferred income tax asset as a result of our merger with Polialden. Furthermore, our aggregate tax loss carryforwards increased by R$51.9 million in 2006 compared to a decrease in our aggregate tax loss carryforwards of R$24.7 million in 2005. Without giving effect to the proportional consolidation of our jointly controlled companies, income tax and social contribution was a benefit of R$97.0 million in 2006 compared to an expense of R$87.7 million in 2005.
Minority Interest
     Minority interest resulted in a loss of R$1.6 million in 2006 compared to a gain of R$54.0 million in 2005, primarily as a result of the elimination of the minority interest in Polialden as a result of our merger with Polialden on May 31, 2006. Without giving effect to the proportional consolidation of our jointly controlled companies, minority interest was a loss of R$1.6 million in 2006 compared to a gain of R$54.0 million in 2005.
Net Income
     We recorded net income of R$101.3 million, or 0.8% of net sales revenue, in 2006 compared to net income of R$625.8 million, or 4.8% of net sales revenue, in 2005.

Business Segment Results
     The following table sets forth consolidated financial information for our business segments for the years ended December 31, 2006 and 2005.

	Year Ended December 31,
	2006		2005
	(in millions of reais, except
	percentages)
Basic Petrochemicals
Net sales revenue	R$	6,883.6	R$	7,226.7
Cost of sales and services rendered		(5,994.8)		(6,138.5)
Gross profit		888.8		1,088.2
Operating income (1)		539.0		895.0
Gross margin (%)		12.9%		15.1%
Operating margin (%)		7.8%		12.4%

Polyolefins
Net sales revenue	R$	4,775.8	R$	3,919.0
Cost of sales		(3,985.4)		(3,182.8)
Gross profit		790.4		736.2
Operating income (1)		458.0		553.3
Gross margin (%)		16.6%		18.8%
Operating margin (%)		9.6%		14.1%

Vinyls
Net sales revenue	R$	1,541.7	R$	1,794.1
Cost of sales		(1,245.3)		(1,271.9)
Gross profit		296.4		522.2
Operating income (1)		208.1		438.8
Gross margin (%)		19.2%		29.1%
Operating margin (%)		13.5%		24.5%

Business Development
Net sales revenue	R$	483.1	R$	569.0
Cost of sales		(545.7)		(552.9)
Gross profit (loss)		(62.6)		16.1
Operating income (loss)(1)		(86.8)		6.8
Gross margin (%)		(13.0)%		2.8%
Operating margin (%)		(18.0)%		1.2%

(1)	Operating income does not include financial income, financial expense and investment in associated companies.
Basic Petrochemicals
     Net Sales Revenue. Net sales revenue of the Basic Petrochemicals segment declined by 4.7% in 2006. Significant factors contributing to this decline were:
•	a R$572.0 million, or 45.0%, decline in net sales revenue generated by domestic sales of ethylene to third parties;

•	a R$126.6 million, or 12.5%, decline in net sales revenue generated by sales of propylene to third parties;

•	a R$100.4 million, or 35.5%, decline in net sales revenue generated by sales of para-xylene to third parties;

•	a R$86.3 million, or 11.3%, decline in net sales revenue generated by sales of benzene to third parties.
     Net sales revenue generated by sales of basic petrochemicals by our Basic Petrochemicals segment to our other segments increased by 28.9% in 2006 to R$2,272.1 million from R$1,763.0 million in 2005, and net sales revenue generated by sales of utilities by our Basic Petrochemicals segment to our other segments increased by 16.0% in 2006 to R$160.3 million from R$138.2 million in 2005. Net sales revenue generated by sales of utilities to third parties increased by 5.9% in 2006 to R$374.5 million from R$353.6 million in 2005. Net sales revenue generated by export sales of the Basic Petrochemicals segment declined by 6.1% in 2006 to R$995.0 million from R$1,059.9 million in 2005.
     Domestic sales volume of ethylene to third parties declined by 47.0% to approximately 307,900 tons in 2006 from approximately 581,100 in 2005 principally due to (1) the reclassification of ethylene sales to Politeno as internal sales for the period after April 6, 2006, the date of the Politeno acquisition, (2) reduced demand by second generation producers in the Northeastern Complex as a result of operational problems experienced by several of our customers, and (3) a non-programmed maintenance shutdown of our Olefins 1 unit during December 2006 for 13 days, as a result of which we were able to postpone the next scheduled maintenance shutdown of this unit by 12 months. Average domestic prices for ethylene increased by 3.8% to R$2,270 per ton in 2006 from R$2,187 per ton in 2005.
     Sales volume of propylene to third parties declined by 9.1% to approximately 436,000 tons in 2006 from approximately 479,500 tons in 2005. Domestic sales volume of propylene to third parties declined 20.0% principally due to (1) reduced demand by second generation producers in the Northeastern Complex as a result of operational problems experienced by several of our customers, and (2) a non-programmed maintenance shutdown of our Olefins 1 unit during December 2006 for 13 days, while export sales volume of propylene increased by 53.6%, principally due to our strategic decision to increase our exports of propylene despite the lower margins available in the international market rather than lower our capacity utilization rate in response to the reduced domestic demand for propylene. Average domestic prices for propylene declined by 0.9% to R$ 2,106 per ton in 2006 from R$2,124 per ton in 2005 and average export prices for propylene declined 11.4% to R$ 1,825 per ton in 2006 from R$ 2,059 per ton in 2005.
     Sales volume of para-xylene to third parties declined by 36.9% to approximately 79,100 tons in 2006 from approximately 125,400 tons in 2005. Domestic sales volume of para-xylene to third parties declined 67.7% principally due to the reduced production of polyester fiber in Brazil as end users substituted less expensive polyester fiber for domestically produced polyester fiber. In response to this decline we exported approximately 38,600 tons of para-xylene, a significant portion of which was sold to Mexican customers. Average domestic prices for para-xylene increased by 6.6% to R$2,406 per ton in 2006 from R$2,256 per ton in 2005 and average export prices for para-xylene were R$2,307 per ton in 2006.
     Sales volume of benzene to third parties declined by 11.1% to approximately 340,100 tons in 2006 from approximately 382,500 tons in 2005, primarily due to (1) a non-programmed maintenance shutdown of our Olefins 1 unit during December 2006 for 13 days, and (2) a change in the mix of products produced in 2006 that effectively reduced our benzene production capacity during 2006. Domestic sales volume of benzene to third parties increased 7.5%, principally due to the increased demand by domestic producers of nylon fiber, while export sales volume of benzene declined by 21.7%, principally due to the reduced availability of benzene available for export as a result of increased domestic demand. Average domestic prices for benzene declined by 10.0% to R$1,971 per ton in 2006 from R$2,190 per ton in 2005 and average export prices for benzene increased 6.5% to R$2,010 per ton in 2006 from R$1,887 per ton in 2005.
     Cost of Sales and Services and Gross Profit. Cost of sales and services rendered of the Basic Petrochemicals segment declined by 2.3% in 2006. This decline was primarily attributable to the lower volume of production of our Basic Petrochemicals segment, the effects of which were partially offset by the increase in the average cost of naphtha during 2006. Naphtha accounted for 86.6% of the Basic Petrochemicals segment’s cost of sales in 2006 and 86.6% in 2005.

     Gross profit of the Basic Petrochemicals segment decreased by 18.3% in 2006 and gross margin decreased to 12.9% in 2006 compared to 15.1% in 2005.
     Operating Income. Operating income of the Basic Petrochemicals segment (which excludes financial income, financial expense and results from investment in associated companies) decreased by 39.8% in 2006, principally as a result of (1) the decline in gross profit of this segment, (2) a 35.4% increase in selling, general and administrative expenses, principally as a result of losses incurred under certain commodity hedging contracts that we entered into in 2006, and (3) our incurrence of other operating expenses, net of R$10.4 million in 2006 compared to other operating income, net of R$57.1 million in 2005, primarily due to non-recurring sales of iron scrap in 2005 and our recovery of an account receivable in 2005 in the amount of R$18.6 million that we had previously written off. Operating margin of the Basic Petrochemicals segment was 7.8% in 2006 compared to 12.4% in 2005.
Polyolefins
     Net Sales Revenue. Net sales revenue of the Polyolefins segment increased by 21.9% in 2006. This increase was primarily attributable to:
•	a 34.6% increase in net sales revenue generated by sales of polyethylene, led by (1) a 50.1% increase in net sales revenue generated by sales of LLDPE, (2) a 41.2% increase in net sales revenue generated by sales of LDPE, and (3) to a lesser extent, net sales revenue of R$61.6 million generated by sales of EVA, which we have sold since the Politeno acquisition on April 6, 2006; and

•	a 4.2% increase in net sales revenue generated by sales of polypropylene, principally as a result of the higher volume sold and higher prices compared to 2005.
     Net sales revenue generated by export sales of the Polyolefins segment increased by 31.0% to R$1,272.8 million in 2006 from R$971.5 million in 2005.
     Sales volume of polypropylene increased by 2.4% to approximately 529,900 tons in 2006 from approximately 517,500 tons in 2005. Domestic sales volume of polypropylene increased by 7.9% in 2006, principally due to the expansion of production by some of our customers, while export sales volume of polypropylene declined by 21.4%, principally due to the reduced availability of polypropylene available for export as a result of increased domestic demand. Average domestic prices for polypropylene in 2006 remained stable at R$3,344 per ton, while average export prices for polypropylene stated in reais increased by 5.1% to R$2,614 per ton in 2006 from R$2,487 per ton in 2005.
     Sales volume of polyethylene increased by 29.6% to approximately 995,200 tons in 2006 from approximately 768,200 tons in 2005. Domestic sales volume of polyethylene increased by 20.4% in 2006 and export sales volume of polyethylene increased by 46.9% in 2006, principally due to the effects of the Politeno acquisition. Average domestic prices for polyethylene increased by 6.7% to R$3,279 per ton in 2006 from R$3,072 per ton in 2005, while average export prices for polyethylene stated in reais increased by 0.6% to R$2,741 per ton in 2006 from R$2,725 per ton in 2005.
     Cost of Sales and Gross Profit. Cost of sales of the Polyolefins segment increased by 25.2% in 2006 compared to 2005, primarily as a result of (1) the increased volume of sales of polyolefins products driven by the Politeno acquisition, and (2) the increased cost of the feedstocks used by this segment. Our average cost for ethylene increased by 5.9% during 2006, and our average cost for propylene increased by 6.9% during 2006.
     Gross profit of the Polyolefins segment increased by 7.4% in 2006, while gross margin declined to 16.6% in 2006 compared to 18.8% in 2005.
     Operating Income. Operating income of the Polyolefins segment (which excludes financial income, financial expense and results from investment in associated companies) decreased by 17.2% in 2006, primarily as a result of (1) a 50.4% increase in selling, general and administrative expenses, principally due to higher expenses as a result of the Politeno acquisition, and (2) a 57.6% decrease in other operating income, net. These effects were partially offset by the increase in this segment’s gross profit. Other operating income, net, in 2005 included a gain of R$58.2 million related to the contribution of our polypropylene production process technology to Paulínia and other operating income, net included our recovery of additional corporate income tax in the amount of R$13 million in 2006. Operating margin of the Polyolefins segment decreased to 9.6% in 2006 compared to 14.1% in 2005.
Vinyls
     Net Sales Revenue. Net sales revenue of the Vinyls segment declined by 14.1% in 2006. This decline was primarily attributable to a 7.4% decline in net sales revenue generated by sales of PVC, a 22.7% decline in net sales revenue generated by sales of caustic soda and a 45.1% decline in net sales revenue generated by export sales of EDC. Net sales revenue generated by export sales of this segment declined by 45.6% to R$120.2 million in 2006 from R$220.9 million in 2005.
     Sales volume of PVC declined by 2.1% to approximately 432,800 tons in 2006 from approximately 441,900 tons in 2005, principally due to the effects of a general maintenance shutdown of our PVC plant in Camaçari that was carried in May 2006 and lasted 14 days. Domestic sales volume of PVC increased by 5.7% in 2006, mainly to the growth of domestic demand, while export sales volume of PVC declined by 48.6%, principally due to the reduced availability of PVC available for export as a result of increased domestic demand. Average domestic prices for PVC decreased by 8.3% to R$2,518 per ton in 2006 from R$2,747 per ton in 2005, while average export prices for PVC increased by 7.0% to R$1,982 per ton in 2006 from R$1,852 per ton in 2005.
     Export sales volume of EDC declined by 14.8% to approximately 104,100 tons in 2006 from approximately 122,200 tons in 2005, primarily as a result of the expiration of a long-term supply agreement with Sojitz during 2006 the effects of which were partially offset by our increase in spot market sales of EDC. Average export prices for EDC declined by 35.5% to R$507 per ton in 2006 from R$786 per ton in 2005.
     Domestic sales volume of caustic soda declined by 7.0% to approximately 423,900 tons in 2006 from approximately 455,600 tons in 2005, principally due to our reduced production volume of caustic soda in 2006 as a result of operational problems experienced by our Alagoas caustic soda plant. Average domestic prices for caustic soda declined by 14.4% to R$844 per ton in 2006 from R$986 per ton in 2005.
     Cost of Sales and Gross Profit. Cost of sales of the Vinyls segment declined by 2.1% in 2006 compared to 2005, primarily as a result of our reduced volume of sales, the effects of which were partially offset by increases in the prices of ethylene and electric power.
     Gross profit of the Vinyls segment declined by 43.2% in 2006, while gross margin decreased to 19.2% in 2006 from 29.1% in 2005.
     Operating Income. Operating income of the Vinyls segment (which excludes financial income, financial expense and results from investment in associated companies) declined by 52.6% in 2005, primarily as a result of the decline in gross profit of this segment and, to a lesser extent, a 37.9% increase in selling, general and administrative expenses, principally as a result of some additional delivery expenses and an increase on our allowance for doubtful accounts. The operating margin of the Vinyls segment declined to 13.5% in 2006 from 24.5% in 2005.
Business Development
     Net Sales Revenue. Net sales revenue of our Business Development segment declined by 15.1% in 2006. This decline was primarily attributable to a 5.5% decline in net sales revenue generated by sales of PET during 2006 and a 21.1% decline in net sales revenue generated by sales of caprolactam during 2006. Net sales revenue generated by export sales of this segment increased to R$120.9 million in 2006 from R$87.8 million in 2005.
     Sales volume of PET increased by 5.9% to approximately 64,000 tons in 2006 from approximately 60,400 tons in 2005, primarily as a result of an increase in export sales to the European market. Domestic sales volume of PET decreased by 10.6% in 2006 primarily as a result of the increase in imports of PET into Brazil from Asia, while export sales volume of PET increased by approximately 250% as a result of our development of customers in foreign markets. Average domestic prices for PET declined by 14.9% to R$3,019 per ton in 2006 from R$3,547 per ton in 2005, while average export prices for PET declined by 2.9% to R$2,644 per ton in 2006 from R$2,723 per ton in 2005.
     Sales volume of caprolactam declined by 9.9% to approximately 43,500 tons in 2006 from approximately 48,300 tons in 2005. Domestic sales volume of caprolactam decreased by 22.0% in 2006 primarily as a result of the permanent closure of a plant by one of our customers, while export sales volume of caprolactam increased by 16.5% due to our strategic decision to increase our exports of caprolactam despite the lower margins available in the international market rather than lower our capacity utilization rate in response to the reduced domestic demand for caprolactam. Average domestic prices for caprolactam declined by 17.1% to R$4,954 per ton in 2006 from R$5,975 per ton in 2005, and average export prices for caprolactam declined by 13.5% to R$4,374 per ton in 2006 from R$5,059 per ton in 2005.
     Cost of Sales and Gross Profit (Loss). Cost of sales of the Business Development segment decreased by 1.3% in 2006.
     Gross loss of the Business Development segment was R$62.6 million in 2006 compared to gross profit of R$16.1 million in 2005, resulting in a gross margin of (13.0)% in 2006 compared to 2.8% in 2005.
     Operating Income (Loss). Operating loss of the Business Development segment (which excludes financial income, financial expense and results from investment in associated companies) was R$86.8 million in 2006 compared to operating income of R$6.8 million in 2005, principally as a result of the incurrence of a gross loss by this segment in 2006. Operating margin of the Business Development segment was (18.0)% in 2006 compared to 1.2% in 2005.
Year Ended December 31, 2005 Compared with Year Ended December 31, 2004
Consolidated Results
     The following table sets forth consolidated financial information for the years ended December 31, 2005 and 2004.

	Year Ended December 31,
	2005		2004
	(In millions of reais)
Net sales revenue	R$	13,075.1	R$	12,389.5
Cost of sales and services rendered		(10,361.7)		(9,223.0)

Gross profit		2,713.4		3,166.5
Selling, general and administrative expenses		(787.1)		(677.0)
Investment in associated companies, net(1)		(109.8)		(107.6)
Depreciation and amortization		(355.6)		(359.7)
Financial expenses, net		(709.4)		(1,238.6)
Other operating income, net		22.8		43.0

Operating income		774.3		826.6
Non-operating expenses, net		(25.2)		(29.8)

Income before income tax and social contribution and minority interest		749.1		796.8
Income tax and social contribution		(177.3)		(85.1)

Income before minority interest		571.8		711.7
Minority interest		54.0		(24.6)

Net income	R$	625.8	R$	687.1

(1)	Investment in associated companies, net comprises the following line items in our consolidated statement of operations: equity in the results, amortization of goodwill (negative goodwill), net, foreign exchange variation and tax incentives and other.

Net Sales Revenue
     Net sales revenue increased by 5.5% in 2005, primarily as a result of 11.5% growth in net sales revenue of our Basic Petrochemicals segment and 12.3% growth in net sales revenue of our Polyolefins segment. Without giving effect to the proportional consolidation of our jointly controlled companies, our net sales revenue increased by 5.2% in 2005.
Cost of Sales and Services Rendered and Gross Profit
     Cost of sales and services rendered increased by 12.3% in 2005, primarily as a result of 15.2% growth in cost of sales and services rendered of our Basic Petrochemicals segment and 26.2% growth in the cost of sales of our Polyolefins segment. The increases in cost of sales and services rendered for each of these segments was primarily related to the higher overall direct and indirect cost of naphtha as a result of higher international market prices of naphtha. Without giving effect to the proportional consolidation of our jointly controlled companies, our cost of sales and services rendered increased by 12.2% in 2005.
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
Financial Expenses, Net
     Financial expenses, net, decreased by 42.7% in 2005, primarily as a result of the effects of the real/U.S. dollar exchange rate on our U.S. dollar-denominated and U.S. dollar-indexed assets. As a result of the 11.8% appreciation of the real against the U.S. dollar in 2005, we recorded:
•	financial income of R$556.9 million related to the exchange rate effect on our U.S. dollar-denominated and U.S. dollar-indexed liabilities; and

•	financial expense of R$288.8 million related to the exchange rate effect on our U.S. dollar-denominated assets.
     As a result of the 8.1% appreciation of the real against the U.S. dollar in 2004, we recorded:
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
Non-Operating Expenses, Net
     Non-operating expenses, net decreased by 15.4% in 2005, primarily as a result of the effect of gains on investments recognized in 2005. Without giving effect to the proportional consolidation of our jointly controlled companies, non-operating expenses increased to R$24.9 million in 2005 compared to R$29.2 million in 2004.
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
Minority Interest
     Minority interest resulted in a gain of R$54.0 million in 2005 compared to an expense of R$24.6 million, primarily as a result of the allocation of Polialden’s accumulated profit reserves to our company through the payment of dividends on Polialden’s common shares in the amount of R$58.1 million in 2005, which generated a loss to the holders of preferred shares of Polialden. Without giving effect to the proportional consolidation of our jointly controlled companies, minority interest was a gain of R$54.0 million in 2005 compared to an expense of R$24.6 million in 2004.

Net Income
     We recorded net income of R$625.8 million, or 4.8% of net sales revenue, in 2005 compared to net income of R$687.1 million, or 5.5% of net sales revenue, in 2004.
Business Segment Results
     The following table sets forth consolidated financial information for our business segments for the years ended December 31, 2005 and 2004.

	Year Ended December 31,
	2005		2004
	(in millions of reais, except
	percentages)
Basic Petrochemicals
Net sales revenue	R$	7,226.7	R$	6,480.0
Cost of sales and services rendered		(6,138.5)		(5,330.1)
Gross profit		1,088.2		1,149.9
Operating income (1)		895.0		955.7
Gross margin (%)		15.1%		17.7%
Operating margin (%)		12.4%		14.7%

Polyolefins
Net sales revenue	R$	3,919.0	R$	3,489.4
Cost of sales		(3,182.8)		(2,523.0)
Gross profit		736.2		966.4
Operating income (1)		553.3		767.7
Gross margin (%)		18.8%		27.7%
Operating margin (%)		14.1%		22.0%

Vinyls
Net sales revenue	R$	1,794.1	R$	1,858.8
Cost of sales		(1,271.9)		(1,157.1)
Gross profit		522.2		701.7
Operating income (1)		438.8		635.9
Gross margin (%)		29.1%		37.8%
Operating margin (%)		24.5%		34.2%

Business Development
Net sales revenue	R$	569.0	R$	620.8
Cost of sales		(552.9)		(564.9)
Gross profit		16.1		55.9
Operating income (1)		6.8		32.9
Gross margin (%)		2.8%		9.0%
Operating margin (%)		1.2%		5.3%

(1)	Operating income does not include financial income, financial expense and investment in associated companies.
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
     During 2006, cash flow generated by operations was used primarily for investing activities, for working capital requirements and to service our outstanding debt obligations. At December 31, 2006, our consolidated cash and cash equivalents and other investments amounted to R$1,961.0 million, including R$181.3 million that has been included in our consolidated financial statements due to the effects of proportional consolidation and to which we do not generally have access because we jointly control our proportionally consolidated companies with third parties. At December 31, 2006, we had working capital of R$444.1 million. Without giving effect to the proportional consolidation of our jointly controlled companies, we had working capital of R$218.4 million at December 31, 2006.
     Our working capital has decreased substantially since December 31, 2005, principally as a result of the reclassification of R$1,130.8 million principal amount of our subordinated convertible debentures, which mature on July 31, 2007, as short-term debt. These debentures are held by ODBPAR Investments.
Projected Sources and Uses of Cash
     We anticipate that we will be required to spend approximately R$3,132.5 million to meet our short-term contractual obligations and commitments and budgeted capital expenditures in 2007, without giving effect to proportional consolidation. We expect that we will meet these cash requirements through a combination of cash generated from operating activities and cash generated by financing activities, including new debt financings and the refinancing of our existing short-term indebtedness as it becomes due.
     We anticipate that we will be required to spend approximately R$5,125.0 million to meet our long-term contractual obligations and commitments and budgeted capital expenditures through 2009, without giving effect to proportional consolidation. We anticipate that we will meet these cash requirements through a combination of: (1) cash generated from operating activities; (2) cash generated by financing activities, including new debt financings and the refinancing of our indebtedness as it becomes due; and (3) dividends received from our subsidiaries and jointly controlled companies.

     We have commitments from several financial institutions to provide us with financing in the future, including:
•	a commitment from an domestic financial institution to lend us an aggregate principal amount of up to R$113.0 million for use in connection with our capital expenditure program; and

•	a commitment from BNDES to lend us an aggregate principal amount of R$68.3 million for use in connection with our capital expenditure program in addition to the remaining amounts to be disbursed under two credit facilities described under “—Liquidity and Capital Resources— Indebtedness and Financing Strategy—Long-Term Indebtedness.”
     These commitments are subject to conditions precedent which we believe that we will be able to satisfy in connection with any amounts drawn under these facilities. We pay commitment fees to these financial institutions in connection with their commitments.
Cash Flows
Cash Flows from Operating Activities
     Net cash provided by operating activities was R$405.3 million in 2006, R$1,719.4 million in 2005 and R$1,916.0 million in 2004. Without giving effect to the proportional consolidation of our jointly controlled companies, net cash provided by operating activities was R$115.7 million in 2006, R$2,109.1 million in 2005 and R$1,662.0 million in 2004.
     The most significant factors in the generation of our consolidated cash flows from operating activities in 2006 were:
•	our net income of R$101.3 million; and

•	longer payment terms for imported raw materials under our raw material financing arrangements, resulting in a R$415.0 million increase in our liabilities to suppliers.
     These positive factors contributing to our cash flows from operations were partially offset by the effects of R$462.5 million increase in our taxes recoverable resulting from: (1) an increase in our ICMS credit balance as a result of our consolidation of Politeno following the Politeno acquisition, and (2) PIS and COFINS ´s extemporaneous credit recognition on our inputs and services used in our productive process.
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
Cash Flows Used in Investing Activities
     Investing activities used net cash of R$1,213.1 million during 2006, R$1,048.0 million during 2005 and R$1,014.4 million during 2004. Without giving effect to the proportional consolidation of our jointly controlled companies, investing activities used net cash of R$992.7 million during 2006, R$973.5 million during 2005 and R$815.9 million during 2004.
     During 2006, investing activities for which we used cash on a consolidated basis primarily consisted of (1) the payment of R$237.5 million, representing the portion of the purchase price that was due upon the closing of the Politeno acquisition, (2) additions to equipment related to the increase of our annual polyethylene production capacity in the Northeastern Complex by 30,000 tons and the increase of our annual isoprene production capacity by 8,800 tons, and (3) additions to equipment related to the implementation of our Braskem+ and Formula Braskem programs. In addition, we used R$150.0 million to perform maintenance on our plants during scheduled shutdowns during 2006 and R$152.0 million in our safety, health and environmental programs.
     During 2005, investing activities for which we used cash on a consolidated basis primarily consisted of additions to equipment related to the increase of our annual PVC production capacity at our Alagoas PVC plant by 50,000 tons, the increase of our annual polyethylene production capacity in the Northeastern Complex by 30,000 tons and capital expenditures that increased our annual polyethylene production capacity in the Northeastern Complex by 30,000 tons when completed in 2006. In addition, we used R$150.0 million to perform maintenance on our plants during scheduled shutdowns during 2005 and R$150.0 million in our safety, health and environmental programs.
     During 2004, investing activities for which we used cash on a consolidated basis primarily consisted of additions to equipment related to the increase of our annual polypropylene production capacity in the Southern Complex by 100,000 tons, the increase of our annual para-xylene production capacity in the Northeastern Complex by 50,000 tons and capital expenditures related to the increase of our annual PVC production capacity at our Alagoas PVC plant by 50,000 tons. In addition, we used R$210.1 million to perform maintenance of our plants during scheduled shutdowns during 2004.
Cash Flows from Financing Activities
     Financing activities provided net cash of R$219.2 million during 2006, used net cash of R$329.7 million during 2005 and provided net cash of R$166.0 million during 2004. Without giving effect to the proportional consolidation of our jointly controlled companies, financing activities provided net cash of R$375.9 million during 2006, used net cash of R$754.4 million during 2005, and provided net cash of R$309.5 million during 2004.

     During 2006, our principal sources of long-term borrowed funds consisted of issuances of our 9.00% Perpetual Bonds in an aggregate principal amount of US$200.0 million, our 8.00% Notes due 2017 in an aggregate principal amount of US$275.0 million, our 14th issue of debentures in an aggregate principal amount of R$500.0 million, and borrowings under a credit export note facility in an aggregate amount of US$78.0 million.
     During 2006, we used cash:
•	to repay R$3,613.8 million of our short-term debt, principally debt denominated in foreign currencies, including US$772.0 million under advances on export contracts (Adiantamentos sobre Contratos de Exportação), US$114.1 million under our export prepayment agreements, US$19.5 million under our raw materials financing arrangements, and US$178.4 million under our working capital facilities;

•	to repurchase R$150.0 million aggregate principal amount of our 12th Issue of debentures; and

•	to repurchase US$184.6 million aggregate principal amount of our 12.50% Senior Notes due 2008.
     During 2005, our principal sources of long-term borrowed funds consisted of:
•	issuances of our 9.75% Perpetual Bonds in an aggregate principal amount of US$150.0 million, our 9.375% Senior Notes due 2015 in an aggregate principal amount of US$150.0 million, our 13th issue of debentures in an aggregate principal amount of R$300.0 million, and quotas (shares) by Chemical Credit Rights Investment Fund II in the aggregate amount of R$400.0 million; and

•	loans of US$111.7 million under two syndicated credit agreements and US$45.0 million under a pre-export finance facility.
     During 2005, we used cash to repay:
•	R$2,338.8 million of our short-term debt, principally debt denominated in foreign currencies, including US$247.3 million under advances on export contracts (Adiantamentos sobre Contratos de Exportação), US$213.8 million under our export prepayment agreements, US$146.7 million under our raw materials financing arrangements, and US$65.0 million of 9.25% notes due 2005 issued under our medium-term note program; and

•	R$617.2 million of our long-term debt, including US$150 million of our 9.375% Senior Notes due 2015 and US$100 million of our 10.625% Notes due 2007.
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
     On April 12, 2005, we paid a distribution of R$204.2 million, including R$170.0 million that was paid in the form of interest attributable to shareholders’ equity and R$34.2 million that was paid in the form of dividends. On April 18, 2006, we paid a distribution of R$325.7 million, including R$270.0 million that was paid in the form of interest attributable to shareholders’ equity and R$55.7 million that was paid in the form of dividends. On April 9, 2007, we paid dividends in the aggregate amount of R$36.9.
     Unless our board of directors deems it inconsistent with our financial position, payment of dividends is mandatory under our by-laws and also is required under agreements with two of our shareholders and, consequently, may give rise to a significant cash requirement in future periods. Without giving effect to the proportional consolidation of our jointly controlled companies, we recorded dividend payments and interest attributable to shareholders’ equity of R$344.1 million in 2006, R$209.3 million in 2005 and R$4.2 million in 2004 in our consolidated financial statements.
     On May 3, 2006, we announced that our board of directors had authorized a share repurchase program under which we were authorized to repurchase up to 13,896,133 class A preferred shares and up to 1,400,495 common shares at market prices over the São Paulo Stock Exchange at any time and from time to time prior to October 31, 2006. We repurchased 13,131,054 of our class A preferred shares under our share repurchase program for a total purchase price of R$182.0 million. Shares that were repurchased are being held in treasury and may be resold or cancelled.
Indebtedness and Financing Strategy
     At December 31, 2006, our total outstanding indebtedness on a consolidated basis, excluding related party debt, was R$6,729.6 million, consisting of R$1,811.6 million of short-term indebtedness, including current portion of long-term indebtedness (or 26.9% of our total indebtedness), and R$4,918.0 million of long-term indebtedness (or 73.1% of our total indebtedness). Without giving effect to the proportional consolidation of our jointly controlled companies, at December 31, 2006, our total outstanding indebtedness was R$6,294.9 million, consisting of R$1,564.6 million of short-term indebtedness, including current portion of long-term indebtedness, and R$4,730.3 million of long-term indebtedness.
     On a consolidated basis, our real-denominated indebtedness at December 31, 2006 was R$3,612.3 million, and our foreign currency-denominated indebtedness was R$3,117.3 million. Without giving effect to the proportional consolidation of our jointly controlled companies, our real-denominated indebtedness at December 31, 2006 was R$3,258.2 million, and our foreign currency-denominated indebtedness was R$3,036.7 million. At December 31, 2006, our total outstanding indebtedness to related parties on a consolidated basis was R$4.8 million.
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

Short-Term Indebtedness
     Our consolidated short-term debt, including debentures and current portion of long-term debt, but excluding related party debt, increased to R$1,811.6 million at December 31, 2006 from R$1,129.7 million at December 31, 2005. Without giving effect to the proportional consolidation of our jointly controlled companies, our short-term debt increased to R$1,564.6 million at December 31, 2006, compared to R$845.6 million at December 31, 2005. Our short-term indebtedness has increased substantially since December 31, 2005, principally as a result of the reclassification of R$1,130.8 million principal amount of our subordinated convertible debentures, which mature on July 31, 2007, as short-term debt. These debentures are held by ODBPAR Investments.
     We maintain short-term finance lines denominated in reais with a number of financial institutions in Brazil. Although we have no committed lines of credit with these financial institutions, we believe that we will continue to be able to obtain sufficient credit to finance our working capital needs based on current market conditions. At December 31, 2006, the consolidated outstanding balance under our working capital lines denominated in reais was R$6.7 million. Without giving effect to the proportional consolidation of our jointly controlled companies, we did not have an outstanding balance under our working capital lines denominated in reais.
     We also obtain advances on certain export contracts from a variety of Brazilian financial institutions. These advances generally have a maturity of less than one year and relatively low interest rates. These advances on export contracts are generally secured by receivables to be generated from future export sales under those contracts. At December 31, 2006, our consolidated outstanding advances on export contracts totaled R$63.0 million (US$29.5 million). See note 15 to our consolidated financial statements included in this annual report. Without giving effect to the proportional consolidation of our jointly controlled companies, at December 31, 2006, we did not have any outstanding advances on export contracts.
     In addition, we have incurred import financing for raw materials from various domestic and international institutions. These advances have a maturity of less than one year and bear interest at LIBOR plus a spread which varied between 1.38% and 2.5% during the year. These financings are generally evidenced by promissory notes. At December 31, 2006, our consolidated outstanding advances under our import financing arrangements totaled R$24.0 million (US$11.2 million). Without giving effect to the proportional consolidation of our jointly controlled companies, our outstanding advances under our import financing arrangements at December 31, 2006 were R$24.0 million (US$11.2 million).
Long-Term Indebtedness
     The following table sets forth selected information with respect to certain of our principal outstanding long-term debt instruments at December 31, 2006.

Outstanding Principal
Amount at
Instrument	December 31, 2006	Final Maturity	Principal Covenants
Debentures:
14th Issue of Debentures	R$500.0 million	September 2011	Financial ratios
13th Issue of Debentures	R$300.0 million	June 2010	Financial ratios
12th Issue of Debentures	R$150.0 million	June 2009	Financial ratios, limitations on liens, dividends, asset sales and investments
Subordinated Convertible Debentures	R$933.1 million	July 2007	Limitation on liens, indebtedness and investments

Medium-Term Notes:
12.50% Notes due 2008	US$90.4 million	November 2008	Limitations on liens, dividends, indebtedness, related party transactions, investments, and mergers
11.75% Notes due 2014	US$250.0 million	January 2014	Limitations on liens, dividends, indebtedness, related party transactions, asset sales, and mergers

Outstanding Principal
Amount at
Instrument	December 31, 2006	Final Maturity	Principal Covenants
Other Fixed-Rate Notes:
9.0% Notes due 2007	US$150.0 million	June 2007	Limitations on liens
9.375% Notes due 2015	US$250.0 million	June 2015	Limitations on liens, related party transactions and mergers
9.75% Perpetual Bonds	US$150.0 million	—	Limitations on liens, related party transactions and mergers
9.00% Perpetual Bonds	US$200.0 million	—	Limitations on liens, related party transactions and mergers
8.00% Notes due 2017	US$275.0 million	January 2017	Limitations on liens, related party transactions and mergers

Bank Credit Facilities:
Bank Loan (construction financing)	US$3.8 million	December 2007	Limitations on liens and mergers
Secured Credit Agreement (construction financing)	R$122.1 million	June 2016	Limitation on liens and asset sales
Syndicated Credit Agreement	US$44.2 million	March 2012	Financial ratios, limitations on liens, related party transactions, mergers and asset sales
Syndicated Credit Agreement	US$55.7 million	June 2012	Financial ratios, limitations on liens, related party transactions, mergers and asset sales

Export Finance Facilities:
Syndicated Secured Export Prepayment Facility	US$125.0 million	June 2009	Financial ratios, limitations on liens, dividends, investments, indebtedness, asset sales, related party transactions and mergers
Pre-Export Finance Facility	US$20.5 million	January 2008
Credit Export Note Facility	US$78.0 million	May 2018	Financial ratios
Quotas subject to mandatory redemption:
Chemical Credit Rights Investment Fund II	R$400.0 million	December 2008
     Many of our debt instruments require that we comply with financial covenants that we must maintain, the most restrictive of which are as follows:
•	net debt to EBITDA less than or equal to 3.75 to 1.0 at the end of and for each fiscal quarter until maturity; and

•	EBITDA to net financial expenses greater than or equal to 1.5 to 1.0 at the end of and for each fiscal quarter until maturity.
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
     For the fiscal year ended December 31, 2006, we reported the following financial ratios to our creditors under the instruments containing our most restrictive debt covenants:

•	net debt to EBITDA of 2.6 to 1.0; and

•	EBITDA to net financial expenses of 12.4 to 1.0.
     Accordingly, we were in compliance with these financial covenants at December 31, 2006, and we believe that we will be able to comply with these financial covenants for the foreseeable future. In addition, we believe that our compliance with these financial covenants will not adversely affect our ability to implement our financing plans.
     Many of these instruments also contain other covenants that restrict, among other things, the ability of our company and most of our subsidiaries to:
•	incur additional indebtedness;

•	incur liens;

•	issue guarantees;

•	issue or sell share capital of subsidiaries;

•	pay dividends or make certain other restricted payments;

•	consummate certain asset sales;

•	enter into certain transactions with affiliates; or

•	merge or consolidate with any other person or sell or otherwise dispose of all or substantially all of our assets.
     In addition, the instruments governing a substantial portion of our indebtedness contain cross-default or cross-acceleration clauses, such that the occurrence of an event of default under one of these instruments could trigger an event of default under other indebtedness or enable the creditors under other indebtedness to accelerate that indebtedness.
     At December 31, 2006, R$542.1 million of our real-denominated debt and R$49.6 million of our foreign currency-denominated debt (in each case, excluding related party debt) was secured. In order to secure this debt, we have pledged (1) a some shares owned by our company in subsidiaries and affiliates, including shares of Copesul, (2) certain of our property and equipment and (3) certain of our accounts receivable. The security arrangements for our secured debt vary depending on the transaction.
     The following discussion briefly describes certain of our significant financing transactions. We have assumed the obligations of predecessor companies, including, among others, OPP Química (and its predecessor OPP Petroquímica) and Trikem, under these financing transactions as a result of the mergers of these companies into our company.
     14th Issue of Debentures. On September 1, 2006, we issued our 14th issue of unsecured non-convertible debentures in a single series of 50,000 debentures, each with a par value of R$10,000. The principal amount of these debentures is payable in full on September 1, 2011, and these debentures bear interest at a rate of 103.5% of the CDI rate per annum payable semi-annually in arrears in March and September of each year.
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

     12th Issue of Debentures. On June 1, 2004, we issued our 12th issue of secured non-convertible debentures in a single series of 3,000 debentures, each with a par value of R$100,000. These debentures are secured by a pledge of one of our long-term customer contracts and a related collection account, which pledge may be replaced or supplemented by a pledge of some of our current and future customer receivables, as well as by certain of our cash and cash equivalents if the value of the original pledge falls below a certain specified minimum level. The principal amount of these debentures is payable in full on June 1, 2009, and these debentures bear interest at the rate of 117% of the CDI rate per annum, payable semi-annually. We have the right to redeem these debentures at any time on or after June 1, 2007. On November 10, 2006, we repurchased 1,500 of these debentures for an aggregate price of R$162.2 million, including accrued and unpaid interest.
     Subordinated Convertible Debentures. On May 31, 2002, OPP Produtos Petroquímicos S.A., or OPP Produtos, issued subordinated convertible debentures. As a result of our merger with OPP Produtos on August 16, 2002, these debentures became our obligations. The original principal amount of these debentures was R$591.9 million. At December 31, 2006, the outstanding amount of these debentures was R$1,130.8 million (including interest). Interest and monetary adjustment on these debentures accrues at the TJLP plus 5.0% per annum and will be accreted until their maturity on July 31, 2007. ODBPAR Investments, as the holder of these debentures, has the option to convert the debentures into shares of our share capital at any time. The initial conversion price of these debentures was R$12.19 per class A preferred share, plus accrued interest. The conversion price increases at a rate equal to the TJLP less 6.0% per annum from the date of the issuance of these debentures. At May 31, 2007, the conversion price of these debentures was R$14.64 per class A preferred share. Upon conversion, we will issue class A preferred shares up to the legal limit for preferred shares of two-thirds of our total share capital. After this two-thirds limit is reached, we will issue any remaining shares to be converted in the following proportions: one-third in common shares; and two-thirds in class A preferred shares. If ODBPAR Investments had exercised its option to convert these debentures in full on May 31, 2007, ODBPAR Investments would have received 27,477,636 of our common shares and 54,955,272 of our class A preferred shares in exchange for these debentures.
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
     Between November 5, 2003 and November 26, 2003, we issued and sold US$275.0 million aggregate principal amount of our 12.50% Notes due 2008. Interest on these notes is payable semi-annually in arrears in May and November of each year and these notes mature on November 5, 2008. On October 2, 2006, we repurchased US$184.6 million aggregate principal amount of these notes that were tendered to us in a tender offer we made for these notes.
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
     On April 28, 2006, we issued and sold US$200.0 million aggregate principal amount of our 9.00% Perpetual Bonds. Interest on these bonds is payable quarterly in arrears in January, April, July and October in each year. We may, at our option, redeem these bonds, in whole or in part, at 100% of their principal amount plus accrued interest and additional amounts, if any, on any interest payment date on or after April 28, 2011, provided that, if we redeem these bonds in part, at least US$100 million aggregate principal amount of these bonds must remain outstanding following any partial redemption.
     On September 26, 2006, we issued and sold US$275.0 million aggregate principal amount of our 8.00% Notes due 2017. Interest on these notes is payable semi-annually in arrears in January and July in each year and these notes mature on January 26, 2017.
     Bank Credit Facilities. In January 1998, several financial institutions granted a loan in the amount of US$30.0 million to Proppet to finance construction of its PET plant in Camaçari, Bahia. This loan has since been amended to, among other provisions, reflect the merger of Proppet with and into our company. ODBPAR Investments, Norquisa and Mitsubishi have guaranteed this loan. ODBPAR Investments and Norquisa have also agreed to reimburse Mitsubishi for any payments that it makes in respect of this guarantee if we default on our payment obligations under the loan. To guarantee their reimbursement obligations, Norquisa and ODBPAR Investments have caused our company to grant Mitsubishi a second mortgage on its DMT and PET plants and to pledge the equipment related to its DMT and PET production. The loan amortizes in equal semi-annual installments until its final maturity in December 2007. The loan bears interest at the rate of LIBOR plus 3.875% per annum, payable semi-annually in arrears in June and December of each year. Ninety-five percent of the principal and interest of this loan is supported by insurance from Nippon Export and Investment Insurance, and we pay annual premiums in yen for this insurance. At December 31, 2006, the outstanding principal amount of this loan was US$3.8 million.
     On June 30, 2004, we entered into a secured credit agreement in the aggregate amount of R$152.7 million to finance capital expenditures in certain of our plants located in the Northeastern Complex and in Alagoas that we made in 2004 and 2005. The loans under this credit agreement are secured by a first mortgage on our PVC plant located in São Paulo and our chloro-soda plant located in the Northeastern Complex, as well as by a purchase-money security interest in machinery and equipment that we have and will purchase with the proceeds of this loan. Under this credit agreement, we are required to invest up to R$65.4 million of our own funds in accordance with an investment schedule as a condition precedent to disbursements of the loans. As of December 31, 2006, we have invested R$41.0 million on capital expenditures included on this investment schedule, including loans to our company in the aggregate principal amount of R$28.7 million disbursed by the lender. The loans under this credit agreement bear interest at the rate of 14.0% per annum, payable quarterly in arrears through June 30, 2008 and thereafter monthly in arrears through June 30, 2016. The lender under this credit agreement may modify the interest rate annually based on fluctuations in the TJLP during the preceding year and upon written notice to our company. The principal amount of these loans is payable in 96 equal monthly installments, commencing on July 30, 2008. At December 31, 2006, the outstanding principal amount under this credit agreement was R$122.1 million.
     On March 24, 2005, we borrowed the Japanese yen equivalent of US$50 million under a syndicated credit agreement dated March 8, 2005. The proceeds of this loan were required to be used for capital expenditures related to our Braskem+ program. This loan bears interest at the rate of six-month Tokyo Inter-Bank Offered Rate plus 0.95% per annum, payable semi-annually in arrears. Principal on this loan is payable in 11 equal installments beginning in March 2007 with a final maturity date in March 2012. In connection with this loan, we entered into a swap contract in the total amount of this debt, which effectively modifies the interest rate to 101.59% of CDI. The maturities, currency, rates and amounts of the swap contract correspond to the terms of the loan. Ninety-five percent of the commercial risk of this loan and 97.5% of the political risk of this loan are supported by insurance from Nippon Export and Investment Insurance, for which we paid a lump-sum premium in yen. At December 31, 2006, the outstanding principal amount under this credit agreement was US$44.2 million.

     On September 20, 2005, we borrowed the Japanese yen equivalent of US$60 million under a syndicated credit agreement dated June 30, 2005. The proceeds of this loan were required to be used for capital expenditures related to the Braskem+ program. This loan bears interest at the rate of six-month Tokyo Inter-Bank Offered Rate plus 0.95% per annum, payable semi-annually in arrears. Principal on this loan is payable in 11 equal installments beginning in June 2007 with a final maturity date in June 2012. In connection with this loan, we entered into a swap contract in the total amount of this debt, which effectively modifies the interest rate to 104.4% of CDI. The maturities, currency, rates and amounts of the swap contract correspond to the terms of the loan. Ninety-five percent of the commercial risk of this loan and 97.5% of the political risk of this loan are supported by insurance from Nippon Export and Investment Insurance, for which we paid a lump-sum premium in yen. At December 31, 2006, the outstanding principal amount under this credit agreement was US$55.7 million.
     Export Prepayment Facilities. On June 7, 2004, Overseas III Export Ltd., a special purpose company created by QSPV Limited, entered into a US$200.0 million syndicated credit agreement. During June 2004, US$70.0 million was disbursed to Overseas III Export Ltd. and lent by Overseas III Export Ltd. to our company on identical terms and conditions as those contained in the syndicated credit agreement. During August 2004, the remaining US$130.0 million was disbursed to Overseas III Export Ltd. and lent by Overseas III Export Ltd. to our company on the identical terms and conditions as those contained in the syndicated credit agreement. The loan to Overseas III Export Ltd. has been guaranteed by our company and is secured by certain of our exports. The first tranche of this loan in the principal amount of US$145.0 million bore interest at the rate of six-month LIBOR plus 3.5% per annum, payable semi-annually in arrears, until June 30, 2005. The second tranche of this loan in the principal amount of US$55.0 million bore interest at the rate of six-month LIBOR plus 4.5% per annum, payable semi-annually in arrears, until June 30, 2005. On June 30, 2005, the syndicated credit agreement was amended to combine the two tranches into one and to reduce the interest rate on the outstanding principal amount of this loan to the rate of six-month LIBOR plus 1.45% per annum. Principal on this loan is payable in eight semi-annual installments beginning in December 2005. At December 31, 2006, the outstanding principal amount of this loan was US$125.0 million.
     On January 19, 2005, we entered into a pre-export finance facility in an aggregate principal amount of US$45.0 million. The loans under this facility are secured by certain of our export receivables and bear interest at a rate of three-month LIBOR plus 1.00% per annum, payable quarterly in arrears commencing on April 30, 2005. The principal amount of this facility is payable in 11 equal quarterly installments beginning on July 31, 2005, with a final maturity date of January 19, 2008. At December 31, 2006, the outstanding principal amount under this facility was US$20.5 million.
     On November 10, 2006, we entered into an export credit facility in the amount of US$78 million with a Brazilian financial institution. We used the proceeds of this facility to repurchase 1,500 debentures of our 12th series of debentures. This facility is secured by certain of our export receivables and bears interest at a rate of 8.1% per annum, payable semiannually in arrears commencing on May 10, 2007. The principal amount of this facility matures on May 10, 2018. At December 31, 2006, the outstanding principal amount under this facility was US$78.0 million.
     BNDES Development Loans. We maintain credit facilities that are granted directly or indirectly by BNDES, the Brazilian federal government development bank, to fund general capital expenditures associated principally with the expansion of our production capacity, environmental projects and the development of operation control centers, laboratories and waste treatment station. At December 31, 2006, the aggregate amount of principal and interest outstanding under these credit facilities was R$390.0. Amounts borrowed from BNDES are secured by a pledge of certain equipment and machinery owned by us. The interest rate on most of the amounts we borrowed from BNDES is based on the TJLP plus a margin of 2% to 5% per annum. Other amounts borrowed from BNDES bear interest at a government reference rate (the Taxa Referencial), plus a margin of 6.5%, or at a rate based on the Monetary Unit of BNDES (Unidade Monetária do BNDES, or UM), a BNDES rate based on a basket of currencies (which rate reflects the daily exchange rate fluctuations in the currencies in which BNDES borrows), plus a margin. The principal and interest on these credit facilities is payable monthly through July 2007.
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
     On December 13, 2006, we entered into a third credit facilities with BNDES under which BNDES will disburse loans in an aggregate principal amount of approximately R$48.4 million. The proceeds of the third credit facility will be used to finance capital expenditures related to (1) the construction of a new salt well in Maceió, Alagoas to supply our Vinyls unit, and (2) the replacement of some equipment at our PVC plant in the Northeastern Complex.
     These credit facilities are secured by a mortgage on one of our plants located in the Southern Complex (including the land on which this plant is located, as well as certain of the equipment, machinery and improvements in this plant). Amounts under the first credit facility will be disbursed in two tranches, and amounts under the second and third credit facility will be disbursed in three tranches. The first tranche of the first and second credit facilities in an aggregate principal amount of R$12.6 million and R$37.8 million, respectively, bears interest at a rate based on the UM plus a margin of 4% per annum. The other tranches of these credit facilities bear interest at the TJLP plus a margin of 4% per annum. Interest is payable on the first credit facility quarterly from July 15, 2005 through July 15, 2007 and monthly thereafter through maturity. The outstanding principal amount of the first credit facility is payable in 48 equal, successive monthly installments beginning on August 15, 2007. Interest is payable on the first and second tranches of the second credit facility quarterly from July 15, 2005 through January 15, 2007 and monthly thereafter through maturity. The outstanding principal amount of the first and second tranches of the second credit facility is payable in 48 equal, successive monthly installments beginning on February 15, 2007. Interest is payable on the third tranche of the second credit facility quarterly from July 15, 2005 through July 15, 2008 and monthly thereafter through maturity. The outstanding principal amount of the third tranche of the second credit facility is payable in 42 equal, successive monthly installments beginning on August 15, 2008.
     At December 31, 2006, the outstanding principal amount under the first of these credit facilities was R$38.9 million, the outstanding principal amount under the second of these credit facilities was R$258.1 million and no amounts had been disbursed under the third of these credit facilities.
     FINEP Credit Facility. On March 8, 2005, we entered into a credit facility with Financiadora de Estudos e Projetos, or FINEP, a technology funding institution of the Ministry of Science and Technology of Brazil, in an aggregate principal amount of R$84.9 million, to be disbursed in eight quarterly installments, beginning on March 15, 2005, with the final disbursement on March 15, 2007. We are required to use the proceeds disbursed under this credit facility for capital expenditures at the Braskem Center for Innovation and Technology operated by our Polyolefins Unit, the research and development pilot plant of our Vinyls Unit, and the research center of our Vinyls Unit. Under this credit facility, we are required to invest at least R$9.4 million of our own funds in these projects. The loans bear interest at a rate of TJLP plus 5% per annum, payable quarterly in arrears commencing on June 15, 2005. However, we may be required to pay interest at only the TJLP, depending on the financial condition and liquidity of the National Scientific and Technological Development Fund (Fundo Nacional de Desenvolvimento Científico e Tecnológico) at any given time. The principal amount under this credit facility will be payable in 61 equal monthly installments beginning on March 15, 2007, with a final maturity date of March 15, 2012. At December 31, 2006, the outstanding principal amount under this credit facility was R$76.4 million. Our obligation to make payments under this credit facility is guaranteed by a surety bond.
     Quotas (Shares) Subject to Mandatory Redemption. We have retained an interest in subordinated quotas (shares) of a receivables securitization fund described below. The receivables securitization fund is consolidated under Brazilian GAAP to the extent that we retain the majority of the possible losses. We have entered into this arrangement in order to increase our liquidity, as it enables us to receive immediate payment for purchases of petrochemical products by clients to whom we provide short-term trade financing in the ordinary course of our business.
     Beginning on January 1, 2005, pursuant to CVM Instruction 408, we are required to consolidate special purpose entities in our financial statements if specific criteria are met. See “Introduction—Financial Statements.” As a result of our sale of the subordinated quotas in the receivables securitization fund on March 28, 2007, we will no longer consolidate this receivables securitization fund into our financial statements at dates and for periods ending after March 31, 2007.
     Chemical Credit Rights Investment Fund II. On November 30, 2005, our company and Polialden entered into a receivables purchase and sale agreement with a special purpose receivables investment fund under which our company and Polialden agreed to sell to the fund from time to time, without recourse, certain trade receivables represented by negotiable invoices (duplicatas). As a result of the merger of Polialden into our company on May 31, 2006, we assumed Polialden’s rights and obligations under this agreement. Under this agreement, this fund may purchase the receivables using (1) the net proceeds that it obtains from the sale of interests, or senior quotas, in the fund to certain qualified investors in Brazil and (2) past due receivables that our company has previously sold to the fund and, although not obligated to do so, agreed to repurchase. The fund also may invest a portion of such net proceeds in cash and certain cash equivalents. The aggregate principal amount of the quotas of all series outstanding at any time may not exceed R$800.0 million. Each series of quotas will have a maturity of not less than 12 months from the date of issuance and will amortize on June 15 and December 15 of each year. The amortization payments will include amounts in respect of interest calculated as a multiple of the CDI rate.
     The fund may cause the early amortization of quotas to the extent necessary to meet specified coverage ratios or to ensure that receivables constitute at least a specified percentage of the fund’s net worth. We may purchase subordinated quotas from the fund to the extent necessary to enable the fund to meet specified coverage ratios, whether measured on periodic calculation dates or measured on a pro forma basis before the issuance of quotas to investors.
     In December 9, 2005, the fund issued R$400.0 million in aggregate amount of quotas. These quotas will mature on December 15, 2008. The first series of quotas consists of 16,000 quotas, each with a unit value of R$25,000. The quotas began amortizing on June 15, 2006, and the amortization payments include a targeted (but not guaranteed) amount of interest at a rate of 103.75% of the CDI rate based on market conditions. At December 31, 2006, we held R$40.7 million of subordinated quotas. On March 28, 2007, we sold these subordinated quotas.
Off-Balance Sheet Arrangements
     We do not currently have any transactions involving off-balance sheet arrangements.

Contractual Commitments
     The following table summarizes significant contractual obligations and commitments at December 31, 2006 that have an impact on our liquidity:

	Payments Due by Period
	Less than One			One to		Three to Five		More than
	Year			Three Years		Years		Five Years		Total
	(In millions of reais)
Loans and financings	R$	653.9	(1)	R$	1,137.1	R$	321.1	R$	2,477.6	R$	4,589.7
Debentures		1,157.7	(1)		150.0		832.2		—		2,139.9
Interest on loans, financings and debentures (2)		767.1			1,117.9		881.9		1,446.1		4,213.0
Purchase obligations (3)		6,580.2			8,785.1		994.0		1,135.9		17,495.2
Pension plan contributions (4)		—			58.6		—		—		58.6
Other long-term liabilities		—			104.8		—		—		104.8

Total contractual obligations		9,158.9			11,353.5		3,029.2		5,059.6		28,601.2
Exclusion of proportional consolidation:
Loans, financings and debentures		247.0	(1)		67.1		93.0		27.6		434.7
Interest on loans, financings and debentures(2)		28.9			14.2		9.3		2.8		55.2
Other long-term liabilities		—			6.9		—		—		6.9

Total contractual obligations, excluding the effects of proportional consolidation	R$	8,883.0		R$	11,265.3	R$	2,926.9	R$	5,029.2	R$	28,104.4

(1)	Includes interest accrued at December 31, 2006.

(2)	Consists of estimated future payments of interest on our loans, financings and debentures, calculated based on interest rates and foreign exchange rates applicable at December 31, 2006 and assuming (i) that all amortization payments and payments at maturity on our loans, financings and debentures will be made on their scheduled payment dates, and (ii) that our perpetual bonds are redeemed on the first permitted redemption date.

(3)	Consists of purchase commitments for raw material and electric power pursuant to binding obligations which include all significant terms, including fixed or minimum quantities to be purchased; fixed, minimum or variable price provisions; and the approximate timing of the transaction. Based upon the applicable purchase prices at December 31, 2006.

(4)	Consists of a final disbursement by our company to two defined benefit pension plans in an amount that we estimate will be assessed by the Secretaria da Previdencia Complementar (Secretariat for Complementary Pensions) based on projections which we have obtained from independent actuaries. In June 2005, we announced that we intend to withdraw as a sponsor of these two defined benefit pension plans.
     We are also subject to contingencies with respect to tax, labor, distributors, and other claims and have made provisions for accrued liability for legal proceedings related to certain tax claims of R$1,208.4 million at December 31, 2006. The tax contingencies relate primarily to COFINS, PIS, IPI, federal income tax and the Social Contribution on Net Income. See “Item 8. Financial Information—Legal Proceedings” and notes 17 and 18 to our consolidated financial statements.
U.S. GAAP Reconciliation
     Our net income in accordance with Brazilian GAAP was R$101.3 million in 2006, R$625.8 million in 2005 and R$687.1 million in 2004. Under U.S. GAAP, we would have reported net income of R$161.6 million in 2006, R$741.2 million in 2005 and R$843.1 million in 2004.
     Our shareholders’ equity in accordance with Brazilian GAAP was R$4,311.9 million at December 31, 2006 and R$4,535.8 million at December 31, 2005. Under U.S. GAAP, we would have reported shareholders’ equity of R$2,966.8 million at December 31, 2006 and R$2,918.4 million at December 31, 2005.

     The principal differences between Brazilian GAAP and U.S. GAAP that affected our net income in 2006, 2005 and 2004, as well as shareholders’ equity at December 31, 2006 and 2005, are described in note 31 to our audited consolidated financial statements included elsewhere in this annual report. The major differences relate to the accounting treatment of the following items:
•	supplementary inflation restatement of permanent assets and shareholders’ equity in 1996 and 1997;

•	capitalized interest;

•	deferred charges and other intangible assets;

•	impairment;

•	business combinations and goodwill;

•	transactions giving rise to distributions to shareholders;

•	guarantees;

•	pension plan;

•	earnings per share;

•	comprehensive income;

•	deferred taxes;

•	tax incentives;

•	dividends;

•	proportional consolidation of jointly controlled entities;

•	classification of statement of operations and balance sheet items;

•	segment reporting; and

•	derivatives.
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
     The following table sets forth certain information with respect to the current members of our board of directors and their alternates:

Name	Member Since	Position Held	Age
Pedro Augusto Ribeiro Novis	Aug. 15, 2001	President of the Board	59
Ruy Lemos Sampaio	July 20, 2006	Alternate	56
Alvaro Fernandes da Cunha Filho	Nov. 6, 1997	Vice President of the Board	58
Marcos Luiz Abreu de Lima	March 31, 2005	Alternate	63
José de Freitas Mascarenhas	Aug. 15, 2001	Board Member	65
Guilherme Simões de Abreu	March 4, 2002	Alternate	55
Luiz Fernando Cirne Lima	Aug. 15, 2001	Board Member	74
Hilberto Mascarenhas Alves da Silva Filho	April 29, 2003	Alternate	51
Newton Sergio de Souza	Aug. 15, 2001	Board Member	53
Cláudio Melo Filho	October 3, 2005	Alternate	39
Alvaro Pereira Novis	Aug 15, 2001	Board Member	63
Marcos Wilson Spyer Rezende	Sept. 29, 2002	Alternate	59
Francisco Teixeira de Sá	May 24, 2001	Board Member	58
Lúcio José Santos Júnior	Aug. 15, 2001	Alternate	41
José Lima de Andrade Neto	July 20, 2006	Board Member	53

Name	Member Since	Position Held	Age
Edmundo José Correia Aires	April 29, 2003	Alternate	48
Patrick Horbach Fairon	November 30, 2004	Board Member	51
Rogério Gonçalves Mattos	Sept. 29, 2002	Alternate	51
Antonio Britto Filho	July 20, 2006	Board Member	55
Rubio Fernal Ferreira e Sousa	April 7, 2006	Alternate	55
Masatoshi Furuhashi (1)	April 7, 2006	Board Member	57
Yukihiro Funamoto	April 7, 2006	Alternate	34

(1)	Mr. Furuhashi resigned as a director of our company on May 14, 2007. Mr. Funamoto, his alternate, will serve in his place until Mr. Furuhashi’s successor is duly elected.
     The following is a summary of the business experience, areas of expertise and principal outside business interests of our current directors and their alternates. Except as otherwise set forth below, the business address of (1) each of our current directors is Avenida das Nações Unidas, 4777, São Paulo, SP—CEP 05477-000, Brazil and (2) each of our alternate directors is the same as the business address of the director for which he or she is an alternate.
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
     Luiz Fernando Cirne Lima. Mr. Lima has been a member of our board of directors as a nominee of Odebrecht since 2001. He was the superintendent executive officer of Copesul until April 2007 and a member of the board of directors of Banco Icatu S.A., a Brazilian bank. Mr. Lima has also served as the Brazilian Minister of Agriculture from 1969 through 1973. Mr. Lima holds a bachelor’s degree in agronomical engineering from the Universidade Federal do Rio Grande do Sul. Mr. Lima’s business address is Rua Dolores Alcaraz Caldas, 90, Porto Alegre, RS—CEP 90110-180, Brazil.
     Newton Sergio de Souza. Mr. Souza has been a member of our board of directors as a nominee of Odebrecht since 2001. He has been the general counsel and an executive officer of Odebrecht since May 1997 and an executive officer of Norquisa since April 2003. He also serves in several executive positions in subsidiaries and affiliates of Odebrecht. Mr. Souza served as the president of the board of directors of Companhia de Concessões Rodoviárias—CCR. He was also a visiting lawyer at the law firm Dechert, Price & Rhoads (Philadelphia), a senior lawyer at the law firm Pinheiro Neto Advogados from 1976 through 1982 and a senior counsel of Latin America and Caribbean Division of the World Bank (Washington D.C.) from 1982 through 1987. Mr. Souza holds a law degree from Pontifícia Universidade Católica do Rio de Janeiro and an LL.M. from the University of Pennsylvania.
     Alvaro Pereira Novis. Mr. Novis has been a member of our board of directors as a nominee of Odebrecht since 2001. He has been the chief financial officer and an executive officer of Odebrecht since July 1998 and a board member of AMCHAM Brasil since 2003. He also serves in various capacities with other companies in the Odebrecht Group. In 1980, he was elected managing director of Banco Iochpe de Investimentos, where he became president in 1995 upon its association with Bankers Trust Company. Mr. Novis holds a bachelor’s degree in economics from the Universidade do Rio de Janeiro and a master’s degree in Public Administration from Fundação Getúlio Vargas. Mr. Novis is a cousin of Pedro Augusto Ribeiro Novis.
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
     José Lima de Andrade Neto. Mr. Andrade Neto has been a member of our board of directors as a nominee of Petroquisa since July 2006. He is also the managing director of Petrobras’s Supply Area for Petrochemicals and Fertilizers and has served as president of Petroquisa since May 2006. He served as executive manager for new business of Petrobras from 2002 to 2006 and executive manager for human resources from 1995 to 2002 and also chief of North/Northeast human resources—Petrobras. He also serves as director of PETROS and coordinator of Convenio Petrobras/University for the implementation of the Post Graduate program in UFOP and in UNICAMP. Mr. Andrade Neto holds a bachelor’s degree in chemical engineering from the Universidade Federal de Sergipe. He also holds a postgraduate and master’s degree in petroleum engineering from the Colorado School of Mines. Mr. Andrade Neto’s business address is Av. Republica do Chile, 65, 9 o andar, Centro, Rio de Janeiro, RJ, CEP 20031-912, Brazil.
     Patrick Horbach Fairon. Mr. Fairon was elected to our board of directors as a nominee of Petroquisa and has been a member of our board of directors since November 30, 2004. Mr. Fairon has been the chief financial officer of Downstream Participações S.A. since October 2000. Mr. Fairon also served as general manager of business development of Petrobras. Mr. Fairon holds a bachelor’s degree in electrical engineering from the Universidade Federal do Rio de Janeiro—UFRJ, a post-graduate degree in administration from INSEAD and an MBA from the COPPEAD—Universidade Federal do Rio de Janeiro. Mr. Fairon’s business address is Av. República do Chile, 65 - 9º andar, Rio de Janeiro, RJ—CEP 20031-912, Brazil.
     Antônio Britto Filho. Mr. Britto Filho has been a member of our board of directors since July 2006. He was the chief executive officer of Calçados Azaléia S.A. from 2003 to 2006. He also served as governor of the State of Rio Grande do Sul from 1995 to 1998, Minister of Social Security from 1992 to 1993 and as a congressman of the State of Rio Grande do Sul from 1987 to 1995. Mr. Britto Filho has a bachelor’s degree in journalism from the Universidade Federal do Rio Grande do Sul. Mr. Britto Filho’s business address is Rua Dr. Legendre, 34, Centro—Parobé, Rio Grande do Sul, RS, CEP 95630-000, Brazil.
     Masatoshi Furuhashi. Mr. Furuhashi has been a member of our board of directors since April 7, 2006. He has been managing director of Sojitz Corporation of America and president of Sojitz do Brasil S.A. since April 2004. From April 2001 to April 2004, he was senior vice president and managing director for the Mercosul region for Nissho Iwai American Corporation. From December 2000 to April 2001, he was general manager of southern South America and President of Nissho Iwai do Brasil S.A. From September 1995 to December 2000, he was general executive officer and president of Nissho Iwai Mexicana S.A. Mr. Furuhashi holds a bachelor’s degree in Spanish from Tokyo University of Foreign Studies. Mr. Furuhashi’s business address is Avenida Paulista 1842 Torre Norte 21o andar, CEP: 01310-200 São Paulo-SP.
Alternate Directors
     Ruy Lemos Sampaio. Mr. Sampaio has been an alternate member of our board of directors since July 20, 2006. He has been the investment officer of Odebrecht since August 2002. Previously, Mr. Sampaio occupied several executive positions within the Odebrecht Group beginning in 1985. Mr. Sampaio holds a bachelor’s degree of business administration from the Universidade Federal da Bahia and an MBA degree from Michigan State University.
     Marcos Luiz Abreu de Lima. Mr. Lima has been an alternate member of our board of directors as a nominee of Odebrecht since March 31, 2005. Mr. Lima has been an executive officer of CNO since 1999, chief executive officer of Odebrecht Administradora e Corretora de Seguros Ltda. since 1980 and is a member of the fiscal council of Fundação Odebrecht. Mr. Lima holds bachelor’s degrees in accounting, management and economics from the Universidade Católica de Belo Horizonte and a post-graduate degree in auditing and organization development, in addition to insurance and surety bonds. Mr. Lima’s business address is Av. Luiz Viana Pinto, 2841, 1º andar—Salvador, Bahia, Brazil.
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
     Cláudio Melo Filho. Mr. Melo has been an alternate member of our board of directors as a nominee of Odebrecht since October 3, 2005. He has been the new business, development and representation director of Odebrecht since 2004. Mr. Melo served as financial manager and contract manager in several projects in Brazil and Angola for CNO from 1990 to 2004. Mr. Melo holds a bachelor degree in business administration from the Universidade de Brasilia and a post-graduate degree in financial administration from Fundação Getúlio Vargas.
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
     Lúcio José Santos Júnior. Mr. Santos has been an alternate member of our board of directors as a nominee of the Mariani Group since August 15, 2001. He has been the chief financial officer of Engepack since 2002. He has been superintendent officer of Pronor since 2001 and a member of the board of directors of Pronor since 2002. Mr. Santos served as chief financial officer of Nitrocarbono from 1996 through 2002. Mr. Santos holds a bachelor’s degree in economics from the Pontifícia Universidade Católica do Rio de Janeiro and a post graduate degree in finance from Ibemec—Instituto Brasileiro de Mercado de Capitais.
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
     Rogério Gonçalves Mattos. Mr. Mattos has been an alternate member of our board of directors as a nominee of Petroquisa since September 29, 2002. Mr. Mattos has occupied several executive positions with Petrobras since 1979. He has been the manager of business development of Petrobras since 1998 and a member of the fiscal council of the pension fund of Petrobras (PETROS—Fundação Petrobras de Seguridade Social Petros), or PETROS, since 2003. He holds a bachelor’s degree in chemical engineering from the Universidade Federal do Rio de Janeiro and a bachelor’s degree in economics from the Universidade Estadual do Rio de Janeiro. Mr. Mattos also attended a senior executive program at the Harvard Business School.
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
     Our by-laws require that the board of executive officers consist of a chief executive officer and between three and nine additional members, each responsible for business areas that our board of directors assigns to them. The members of our board of executive officers, other than our chief executive officer, have no formal titles (other than the title of executive officer or “Diretores”) but have the informal titles set forth in the table below.
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
     The following table lists the current members of our board of executive officers:

	Year of
Name	Appointment	Position Held	Age
José Carlos Grubisich Filho	2002	Chief Executive Officer	50
Carlos José Fadigas de Souza Filho	2007	Vice President Executive Officer, Chief Financial Officer and Director of Investor Relations	36
Bernardo Afonso de Almeida Gradin	2002	Vice President Executive Officer	42
Luiz de Mendonça	2002	Vice President Executive Officer	43
Mauricio Roberto de Carvalho Ferro	2002	Vice President Executive Officer and General Counsel	41
Roberto Prisco Paraíso Ramos	2002	Vice President Executive Officer	60
Luis Fernando Sartini Felli	2006	Vice President Executive Officer	41
     Summarized below is information regarding the business experience, areas of expertise and principal outside business interests of our current executive officers. The business address of each of our current executive officers is Avenida das Nações Unidas, 4777, São Paulo, SP—CEP 05477-000, Brazil.
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
     Carlos José Fadigas de Souza Filho. Mr. Fadigas is currently one of our vice president executive officers, our chief financial officer and director of investor relations. He is also a member of the board of directors of Copesul, Companhia Petroquímica Paulista – CPP, Ipiranga Química and Ipiranga Petroquímica. He was also a member of the board of directors of Politeno prior to its merger into Braskem. Prior to joining our company, Mr. Fadigas was the chief financial officer of CNO since 2002. Mr. Fadigas held a variety of positions at OPP and Trikem from 1993 to 2002, and held a variety of positions at Citibank from 1990 to 1992. Mr. Fadigas holds a bachelor’s degree in business administration from Universidade de Salvador – UNIFACS and an MBA from the Institute for Management Development in Switzerland.
     Bernardo Afonso de Almeida Gradin. Mr. Gradin is currently one of our vice president executive officers and head of our Basic Petrochemicals Unit. He is also a member of the board of directors of Copesul and Cetrel. Mr. Gradin was a member of the board of directors of OPP Química and Trikem and an executive officer of Trikem. Mr. Gradin holds a bachelor’s degree in civil engineering from the Universidade Federal da Bahia, a master’s degree in international politics from the University of Pennsylvania and an MBA degree from The Wharton School of Business.
     Luiz de Mendonça. Mr. Mendonça is currently one of our vice president executive officers and head of our Polyolefins Unit. He is also a member of the board of directors of Copesul, Companhia Petroquímica Paulista – CPP and Paulínia. He was also a member of the board of directors of Politeno prior to its merger into Braskem. Mr. Mendonça was an executive officer (Superintendent) of Polialden, and a member of the board of directors of Polialden until our merger with Polialden on May 31, 2006. Mr. Mendonça also worked for 15 years at Rhodia S.A., where he served as general manager of production, supply, finance and marketing, as an officer in the chemical division (Latin America) and as vice president of Rhodia U.S.A. Mr. Mendonça holds a bachelor’s degree in production engineering from Escola Politécnica da Universidade de São Paulo and an MBA degree from INSEAD—France.
     Mauricio Roberto de Carvalho Ferro. Mr. Ferro is currently our vice president executive officer and general counsel, a member of the board of directors of Ipiranga Petroquímica and an alternate member of the board of directors of Petroflex. He was also the vice president of the board of directors of Politeno prior to our merger with Politeno and a member of the board of directors of Polialden until our merger with Polialden on May 31, 2006. He served as a lawyer at the law firm of Carlos Eduardo Paladini Cardoso in 1989 and as a lawyer at the law firm of Bulhões Pedreira, Bulhões Carvalho e Advogados Associados from 1991 until 1995. Mr. Ferro holds a law degree from the Pontifícia Universidade Católica do Rio de Janeiro and an LL. M. degree from the University of London and from the London School of Economics.
     Roberto Prisco Paraíso Ramos. Mr. Ramos is currently one of our vice president executive officers and head of business competitiveness. He was a member of the board of directors of Politeno prior to our merger with Politeno and is a member of the board of directors of Paulínia and Petroflex. Mr. Ramos was a member of the board of directors of Trikem and served on the board of directors of several companies in the Odebrecht Group. Mr. Ramos holds a bachelor’s degree in mechanical engineering from the Universidade Federal do Rio de Janeiro, a post-graduate degree in the Program for Management Development from Harvard Business School and a master’s degree in finance from the University of Leicester, England.
     Luis Fernando Sartini Felli. Mr. Felli is currently one of our vice president executive officers and head of the Vinyls Unit, a member of the board of directors of Cetrel and an alternate member of the board of directors of Petroflex. He served as commercial director of the Polyolefins Unit from 2002 to 2006. Mr. Felli holds a graduate degree in agronomy engineering from the Universidade de São Paulo – ESALQ and an MBA from Columbia University in New York.

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
     The following table lists the current members of our fiscal council and their alternates:

First Year
of
Name	Appointment
Ismael Campos de Abreu	2003
Jayme Gomes da Fonseca Junior (alternate)	2007
Manoel Mota Fonseca	2002
Maria Cláudia Freitas Sampaio (alternate)	2002
Walter Murilo Melo de Andrade	2002
Sérgio Garrido de Barros (alternate)	2007
Janildo Dantas de Souza	2006
José Easton Matos Neto (alternate)	2006
Marcos Antonio Silva Menezes	2005
Sergio José de Barros (alternate)	2005
     The following is a summary of the business experience, areas of expertise and principal outside business interests of the current members of our fiscal council and their alternates.
Members of Fiscal Council
     Ismael Campos de Abreu. Mr. Abreu has been a member of our fiscal council as a nominee of Norquisa and ODBPAR Investments since 2003 and has served as president of our fiscal council since 2006. Mr. Abreu has been the controller of Odebrecht since 1995, and previously served as manager of the tax consulting division of PricewaterhouseCoopers Auditores Independentes from 1978 to 1985, controller of Corrêa Ribeiro S.A. Comércio e Indústria from 1986 to 1988, manager of the consulting area of Arthur Andersen from 1989 to 1991, and a partner of Performance Auditoria e Consultoria from 1992 to 1995. He is currently a member of the fiscal council of Petroflex and was a member of the fiscal council of Polialden until our merger with Polialden on May 31, 2006. Mr. Abreu holds a bachelor’s degree in accounting from Fundação Visconde de Cairú, and a post-graduate degree in economic engineering from Centro Interamericano de Desenvolvimento. Mr. Abreu’s business address is Av. Luis Viana Filho, 2841, Salvador, BA—CEP 41730-900, Brazil.
     Manoel Mota Fonseca. Mr. Fonseca has been a member of our fiscal council as a nominee of Norquisa and ODBPAR Investments since 2002 and served as president of our fiscal council in 2003 and 2004. Mr. Fonseca has been a partner of the law firm Mota Fonseca e Advogados since 1990 and previously served as legal and tax counsel of Coopers & Lybrand, KPMG and PricewaterhouseCoopers Auditores Independentes. Mr. Fonseca holds a law degree from the Universidade de São Paulo, and a post-graduate degree in tax law from Fundação Getúlio Vargas.

Mr. Fonseca’s business address is Rua Frederico Simões, 85—Edifício Empresarial Simonsen, Sala 304—3° andar, Salvador, BA—CEP 41820-020, Brazil.
     Walter Murilo Melo de Andrade. Mr. Andrade has been a member of our fiscal council as a nominee of Norquisa and ODBPAR Investments since 2002. Mr. Andrade has been a legal counsel of Engepack Embalagens S.A., or Engepack, since 2002. Previously, he served as legal counsel of Nitrocarbono, Pronor and Proppet from 1998 to 2002. Mr. Andrade holds a law degree from the Universidade Católica de Salvador, with a specialization in civil law from Fundação Faculdade de Direito da Bahia and in corporate law from Escola de Magistratura do Estado do Rio de Janeiro. Mr. Andrade’s business address is Quadra 03 do Sesfi, Cia. Sul, Simões Filho, BA—CEP 42780-000, Brazil.
     Janildo Dantas de Souza. Mr. Souza has been a member of our fiscal council as a nominee of Caixa de Previdência dos Funcionários do Banco do Brazil—PREVI, or PREVI, Petroquisa and PETROS since April 7, 2006. Mr. Souza has been a partner with Souza Mafra Consultoria since March 2001, president of the Union of Retail Optical Materials in the State of Rio Grande do Norte since October 2003, president of the Assistance, Consulting and Support to Corporate Management Cooperative in the State of Rio Grande do Norte since April 1999 and financial director of the Cooperativa de Economia e Crédito Mútuo dos Empresários da Região Metropolitana de Natal - CREDCOM/RN since January 2007. He is also director of the Commercial Federation of the State of Rio Grande do Norte and of the Retail Commerce Union of Rio Grande do Norte and has served as a member of the fiscal council of COSERN— Companhia Energetica do Rio Grande do Norte. Mr. Souza holds a bachelor’s degree in accounting from the Universidade Federal do Rio Grande do Norte. Mr. Souza’s business address is Av. Senador Salgado Filho, 2190, Sala 130, Lagoa Nova, Natal, Rio Grande do Norte, CEP 59075-000, Brazil.
     Marcos Antonio Silva Menezes. Mr. Menezes was elected a member of our fiscal council in 2005, as a nominee of Petroquisa. Mr. Menezes has been the director of Petrobras International Finance Company—PIFCo since 2003 and chief accountant officer of Petrobras since 1998. He joined Petrobras in 1976 and served as Deputy Superintendent of the former Financial Services—SEFIN from 1995 through 1998. He served as a member of the fiscal council of Companhia de Gás de Minas Gerais—GASMIG, of Companhia de Gás da Bahia — BAHIAGAS and as chairman of the fiscal council of PETROS, Petrobras’ pension plan. Mr. Menezes has been chairman of the fiscal council of Instituto Brasileiro de Petróleo e Gás since 1998, and a member of the fiscal council of Organização Nacional das Indústras de Petróleo—ONIP since 1999. He is also a director of the American Chamber of Commerce — AMCHAM/RJ since 2004 and a member of Associação Nacional dos Executivos de Finanças, Administração e Contabilidade — ANEFAC and Associação Brasileira das Companhias Abertas— ABRASCA and its Auditing and Accounting Rules Commission—CANC. Mr. Menezes holds bachelor’s degrees in accounting and in business management from Faculdade Moraes Júnior in Rio de Janeiro, a post-graduate degree in financial management from Fundação Getúlio Vargas, and completed an advanced management program — PGA at Fundação Dom Cabral/INSEAD — França. Mr. Menezes’ business address is Av. República do Chile, 65, Rio de Janeiro, RJ, Brazil.
Alternate Members of Fiscal Council
     Jayme Gomes da Fonseca Junior. Mr. Fonseca was elected an alternate member of our fiscal council in 2007, as a nominee of Norquisa and ODBPAR. Mr. Fonseca is currently the executive officer of Ipiranga Química and Ipiranga Petroquímica. He was our controller from 2004 to 2007 and previously served as fiscal manager of OPP Química from 1999 to 2004 , fiscal manager of Odebrecht S.A. from 1996 to 1999, fiscal manager of CNO from 1993 to 1996, supervisor of Performance Auditoria e Consultoria S/C from 1991 to 1993 and an assistant of Arthur Andersen S/C from 1989 to 1991. Mr. Fonseca holds a bachelor’s degree in business administration from UNIFACS – Universidade de Salvador, an IAG Master in finances from PUC – Pontifícia Universidade Católica do Rio de Janeiro, and a MSc in Accounting and Finance from UMIST – Univesity of Manchester Institute of Science. Mr. Fonseca’s business address is Av. das Nações Unidas, 4777, 6° andar, São Paulo, SP, CEP 05477-000, Brazil.
     Maria Cláudia Freitas Sampaio. Mrs. Sampaio has been an alternate member of our fiscal council as a nominee of Norquisa since 2002. Mrs. Sampaio has been a lawyer at the law firm Mota Fonseca e Advogados since 2001. Mrs. Sampaio served as a member of the fiscal council of Norquisa from 2003 to 2005. Previously, she served as an auditor of PricewaterhouseCoopers Auditores Independentes from 1990 to 1993 and she served as fiscal manager in Performance Consultoria Tributária e Empresarial Ltda. from 1994 to 1998. Mrs. Sampaio holds a law degree and a bachelor’s degree in business administration from the Universidade Católica de Salvador. Mrs. Sampaio’s business address is Rua Frederico Simões, 85 -Edifício Empresarial, Simonsen Sala 304—30 andar, Salvador, BA—CEP 41820-020, Brazil.
     Sergio Garrido de Barros. Mr. Barros was elected an alternate member of our fiscal council as a nominee of Norquisa and ODBPAR in 2007. Mr. Barros has been an accounting and fiscal manager of CNO since 2005. Previously, he served as a senior auditor manager of PricewaterhouseCoopers Auditores Independentes from 1993 to 2004. Mr. Barros holds a bachelor’s degree in accounting from Universidade Católica de Salvador. Mr. Barros’s business address is Av. das Nações Unidas, 4777, 6° andar, São Paulo, SP—CEP 05477-000, Brazil.
     José Easton Matos Neto. Mr. Matos Neto has been an alternate member of our fiscal council as a nominee of PETROS, PREVI and Petroquisa since April 2006. Mr. Matos Neto worked for Banco do Brasil S.A. for 28 years, retiring in November 2004 as a bank manager. Mr. Neto holds a bachelor’s degree in accounting from Faculdade de Tecnologia e Ciências de Feira de Santana and an MBA from the Universidade Federal da Bahia—UFBA. Mr. Matos Neto’s business address is Rua Almirante Carlos Paraguaçu de Sá, 1, Sala 5A7, Pituba, Salvador, Bahia, CEP 41810-660, Brazil.
     Sergio José de Barros. Mr. Barros has been an alternate member of our fiscal council as a nominee of Petroquisa since 2005. Mr. Barros has been the accounting manager of international businesses of Petrobras since 2005, and served as the financial businesses manager of Petrobras from 2002 through 2005. Prior to 2002, he served in various capacities in the finance and accounting areas of Petrobras since 1993. He has been a member of the fiscal council of Petrobras Gás S.A. — GASPETRO. He also served as member of the Fiscal Council of Companhia de Gás do Ceará—CEGÁS in 2003 and 2004, Gás de Alagoas—ALGÁS in 2005, and Sergipe Gás—SERGÁS in 2005. He also served as a supervisor at KPMG—Peat Marwick—Auditores Independentes and at Boucinhas, Campos e Claro Auditores Independentes. Mr. Barros holds bachelor’s degrees in accounting and law, a post-graduate degree in business management from the Universidade Federal do Rio de Janeiro (UFRJ), and an MBA from IBMEC. Mr. Barros’s business address is Av. República do Chile, 65, Rio de Janeiro, RJ, Brazil.
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
Compensation and Benefits
     The aggregate compensation paid by us to all members of our board of directors, board of executive officers and our fiscal council for services in all capacities was R$9.2 million in 2006. On March 28, 2007, our shareholders (acting in the annual general meeting) established the following compensation for the year 2007:
•	board of directors: an aggregate limit of R$1.7 million;

•	board of executive officers: an aggregate limit of R$18.9 million; and

•	each regular member of our fiscal council: the greater of (1) 10% of the average monthly compensation of the members of our board of executive officers, plus travel and lodging expenses (the statutory minimum set forth in the Brazilian Corporation Law and in our by-laws) and (2) R$5,502 per month.
     We compensate our alternate directors for each meeting of our board of directors that they attend. We compensate alternate members of our fiscal council for each meeting of our fiscal council that they attend.
     Our executive officers receive the same benefits generally provided to our employees, such as medical (including dental) assistance, private pension plan and meal vouchers. Like our employees, our executive officers also receive a yearly bonus equal to one-month’s salary (known as the “thirteenth” (monthly) salary in Brazil), an additional one-third of one-month’s salary for vacation, and contributions of 8.0% of their salary into a defined contribution pension fund known as the Guarantee Fund for Time of Service (Fundo de Garantia por Tempo de Serviço). Members of our board of directors and fiscal council are not entitled to these benefits. We made contributions into the Guarantee Fund for Time of Service for our executive officers in an aggregate amount of R$0.4 million during the year ended December 31, 2006.
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
     Our board of directors adopted an annual program for the 2006 fiscal year. Under this annual plan, certain executive officers were entitled to purchase up to an aggregate of 135,500 investment units and to receive up to an additional 135,500 investment units. The annual program for the 2007 fiscal year has not yet been determined by our board of directors.
Corporate Governance Practices
     The significant differences between our corporate governance practices and the New York Stock Exchange standards can be found on our website, www.braskem.com.br. The information found at this website is not incorporated by reference into this annual report.
Employees
     The following table sets forth the number of our employees by main category of activity and location.

	At December 31,
Main Category of Activity	2006(1)	2005(2)	2004(3)
Coordinators and operators	1,653	1,589	1,563
Engineers and other professionals	768	695	521
Administrative and support	281	254	272
Technicians	289	283	226
Maintenance	284	243	224
Managers and directors	219	198	190

Total	3,494	3,262	2,996

(1)	At December 31, 2006, 2,171 employees worked in the State of Bahia, 423 employees worked in the State of Alagoas, 430 employees worked in the State of Rio Grande do Sul, 455 employees worked in the State of São Paulo and 15 employees worked in other states in Brazil.

(2)	At December 31, 2005, 1,982 employees worked in the State of Bahia, 427 employees worked in the State of Alagoas, 415 employees worked in the State of Rio Grande do Sul, 413 employees worked in the State of São Paulo and 25 employees worked in other states in Brazil.

(3)	At December 31, 2004, 1,818 employees worked in the State of Bahia, 397 employees worked in the State of Alagoas, 400 employees worked in the State of Rio Grande do Sul, 356 employees worked in the State of São Paulo and 25 employees worked in other states in Brazil.
     We do not employ a material number of temporary employees.
     In Brazil, both employees and employers have the right to organize unions. Employees belonging to a specific “professional category” and employers constituting a specific “economic category” may each be represented by a single union in a particular geographic area. Individual unions generally belong to state-wide union federations, which in turn belong to nationwide union confederations. We are a member of the Petrochemicals and Synthetic Resins Industries Union of the States of Bahia, Alagoas and Rio Grande do Sul, and our employees belong to the Petrochemicals Industries Workers’ Unions in each of these states. Approximately 32% of our non-management employees were union members at December 31, 2006. We believe that we have good ongoing relations with our employees and their unions. We have not experienced a strike since OPP Química was privatized in 1992 and Trikem was privatized in 1995. The current collective bargaining agreements with our unions have one-year terms and are subject to annual renegotiation. We have traditionally applied the terms of bargaining agreements entered into with the unions equally to unionized and non-unionized employees.

     Since coming under the control of the Odebrecht Group, we have adopted and applied the personnel management philosophy of the Odebrecht Group, which emphasizes a performance related pay structure and a decentralized management structure. Employees in each of our business units participate in setting and achieving their business unit’s annual objectives. As a result, employees in those business units that meet or exceed their goals share in our financial performance through performance-based employee compensation plans. During 2006, we recorded an expense of R$88.5 million related to this program with respect to 3,130 employees. We paid an additional R$8.2 million to our executive officers under this program during 2006. The members of our board of directors do not participate in this program.
     We seek to recruit top graduates from Brazilian technical schools and universities to work at each of our plants and offer career development training to employees to develop skills necessary to operate an internationally competitive, vertically integrated petrochemical company. We have invested in a series of training courses for our operating, laboratory and maintenance personnel through agreements with technical training organizations. During 2006, our total investment in education and training amounted to R$13.1 million for 340,690 hours of training, representing an average of 97 hours per employee.
     We tailor career development programs to each employee’s individual needs and abilities. We established this program with our own resources and technology, and it has become a Brazilian benchmark in human resources practices. In 2006, 54% of our employees received salary increases as a result of their participation in our career development programs.
     Our employees and their dependents receive medical and dental assistance through a network of accredited doctors. We pay most of the costs for these services, with a small portion being paid by our employees. A small monthly fee is also charged to our employees to pay for more costly medical services. In 2006, we spent R$18.1 million on this assistance.
     The majority of our employees participate in the Odebrecht Pension Plan (ODEPREV—Odebrecht Previdência). We pay part of the monthly payments made by our employees to the Odebrecht Pension Plan. This pension fund is a defined contribution plan that pays supplementary pension and retirement amounts in amount to those paid by the Brazilian government’s pension system and is intended to provide its members with income on retirement. In 2006, we paid R$7.9 million into this fund.
     Prior to July 2005, we paid part of the monthly payments made by our employees to two additional private pension funds: PETROS and Previnor Pension Plan (PREVINOR—Associação de Previdência Privada). The PETROS plan was a defined benefit plan and Previnor Pension Plan was a defined contribution plan. In June 2005, we announced that we intended to withdraw as a sponsor of the Previnor Pension Plan and the PETROS plan effective June 30, 2005. The present value of our obligations under the PETROS plan exceeded the value of the assets of that fund by R$58 million at December 31, 2006. See note 28 to our consolidated financial statements. The calculation of mathematical reserves of participants in the PETROS plan was completed in November 2006 and submitted in that month to the Secretariat for Complementary Pensions, a Social Security Ministry department in charge of regulating and inspecting private pension plans. The reserve computations with respect to the Previnor Pension Plan have been completed and the entity has a surplus; as a result, no contributions by our company are required. The sponsorship withdrawal was approved by the Secretariat for Complementary Pensions and the commitments to the plan participants will be settled in the first half of 2007.
Share Ownership of Directors and Officers
     The total number of shares owned by members of Braskem’s board of directors and executive officers as of May 24, 2007 represents 0.02% of Braskem’s share capital. Under our by-laws, each of our directors must also be a shareholder of our company. Accordingly, if a person is appointed to our board of directors and is not one of our shareholders at the time, the shareholder that designated such person to be one of our directors (in accordance with the terms of the relevant shareholders agreement) generally transfers one share to the newly appointed director at no cost. All other shares owned by our directors were purchased at market prices through the São Paulo Stock Exchange. As of the date hereof, none of our executive officers owns any of our shares.

ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS
Major Shareholders
     At May 24, 2007, we had 123,978,672 outstanding common shares, 247,154,278 outstanding class A preferred shares and 803,066 outstanding class B preferred shares, including 16,594,413 class A preferred shares held in treasury.
     We have registered one class of ADSs, with the United States Securities and Exchange Commission, or the Commission, pursuant to the Securities Act. Each ADS is evidenced by American Depositary Receipts, or ADRs, representing two of our class A preferred shares. At May 24, 2007, we had approximately 18,504 shareholders, including four U.S. resident holders of our common shares, approximately 89 U.S. resident holders of our class A preferred shares (including The Bank of New York, as depositary) and no U.S. resident holders of our class B preferred shares.
     The following table sets forth information concerning the ownership of our common shares and preferred shares at May 24, 2007, by each person whom we know to be the owner of more than 5.0% of our common shares and our class A preferred shares, and by all of our directors and executive officers as a group. Our principal shareholders have the same voting rights with respect to each class of our shares that they own as other holders of shares of that class.

			Class A Preferred		Class B Preferred
	Common Shares		Shares		Shares(1)		Total
	Number of		Number of		Number of		Number of
	Shares	%	shares	%	Shares	%	shares	%
ODBPAR Investments(2)	93,439,802	75.4	48,993,481	19.8	—	—	142,433,283	38.3
Petroquisa	12,110,937	9.8	18,522,258	7.5	—	—	30,633,195	8.2
BNDESPAR	—	—	13,649,731	5.5	—	—	13,649,731	3.7
Alliance Capital Management L.P. (3)	—	—	12,191,991	5.0	—	—	12,191,991	3.3
Marcos Juliano Lucas Carvalho	80	*	395,792	*	260,368	32.4	656,240	*
Liane Maria Wolf	—	—	15,900	*	54,400	6.8	70,300	*
Beatriz Wolf Wander	—	—	—	—	54,400	6.8	54,400	*
Vera Maria Wolf	—	—	—	—	27,000	3.4	27,000	*
All directors, fiscal council members, their alternates and executive officers as a group (39 persons)	7	*	80,261	*	—	—	80,268	*

*	less than 1%

(1)	Our Class B preferred shares may be converted at any time at the request of the holder into class A preferred shares at the ratio of two class B shares per class A share.
(2)	Represents direct ownership of 63,220,272 common shares owned by ODBPAR Investments (a wholly-owned subsidiary of Odebrecht), 29,639,199 common shares owned by Norquisa (a wholly-owned subsidiary of ODBPAR Investments), 580,331 common shares owned by our subsidiary Braskem Participações S.A., 46,518,070 class A preferred shares owned by ODBPAR Investments, 2,185,246 class A preferred shares owned by Norquisa and 290,165 class A preferred shares owned by Braskem Participações S.A. Under CVM regulations, Braskem Participações S.A. is not permitted to vote at out shareholders meetings, and the common shares and class A preferred shares owned by Braskem Participações S.A. are treated as treasury shares in our financial statements. ODBPAR Investments disclaims ownership of our shares owned by Braskem Participações S.A. other than with respect to its proportionate interest in these shares. ODBPAR Investments also owns convertible debentures issued originally by OPP Produtos. These debentures may be converted into our shares at any time, at the discretion of ODBPAR Investments. If such right had been exercised at May 31, 2007, 27,477,636 new common shares and 54,955,272 new class A preferred shares of our company would have been issued. These shares have not been included in the above table.
(3)	Based on filing of Alliance Capital Management L.P. with the São Paulo Stock Exchange on February 4, 2005 pursuant to CVM Instruction 358.
     We currently have no management or employee option plans or management or employee options outstanding. See “Item 6. Directors, Senior Management, and Employees—Compensation—Long-Term Incentive Plan.”
Changes in Ownership
     At January 1, 2006:
•	Norquisa owned 9.1% of our total share capital, including 25.4% of our voting share capital;

•	the Odebrecht Group owned 64.1% of Norquisa’s total share capital, including 62.5% of its voting share capital;

•	the Odebrecht Group, including Norquisa, owned 40.6% of our total share capital, including 73.6% of our voting share capital; and

•	Petroquisa owned 8.5% of our total share capital, including 10.0% of our voting share capital.
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
     On July 28, 2006, Odebrecht transferred 1,454,424 class A preferred shares to Pronor in exchange for shares of Norquisa representing 13.8% of the total share capital of Norquisa, including 16.1% of its voting share capital.
     On August 31, 2006, Braskem Participações S.A. sold all of its common shares and preferred shares in Norquisa to Odebrecht for R$145.4 million. As a result of this transaction, Norquisa became a wholly owned subsidiary of the Odebrecht Group.
     On December 28, 2006, Odebrecht transferred all of its common shares and class A preferred shares and all of the share capital of Norquisa that it owned to ODBPAR Investments.
     On January 31, 2007, Norquisa transferred 1,235,000 common shares of Braskem to ODBPAR Investments.

     On April 2, 2007, we issued 1,533,670 of our class A preferred shares to the shareholders of Politeno, other than our company, in exchange for their share capital of Politeno. In addition, at an extraordinary general shareholders’ meeting held on April 2, 2007, ODBPAR Investments and Norquisa converted 464,685 and 21,845 of their class A preferred shares, respectively, into the same number of common shares. As a result of this transaction, the class A preferred shares owned by Politeno became treasury shares.
     At May 24, 2007:
•	the ODBPAR Investments owned, directly and indirectly, 38.3% of our total share capital, including 75.4% of our voting share capital; and

•	Petroquisa owned 8.2% of our total share capital, including 9.8% of our voting share capital.
Shareholders Agreements
Petroquisa Memorandum of Understanding
     On July 3, 2001, Odebrecht, Odebrecht Química, Petroquisa and Petroquímica da Bahia S.A., or Petroquímica da Bahia, entered into a Memorandum of Understanding regarding Shareholders Agreement, which was amended with respect to Odebrecht and Petroquisa, with Petroquímica da Bahia and Norquisa as consenting parties, on July 26, 2002. On April 29, 2005, Odebrecht, Petroquisa, ODBPAR and Norquisa entered into a further amendment to the Memorandum of Understanding regarding Shareholders Agreement, with Petrobras and our company as consenting parties, which revoked the initial amendment, and which, together with the Memorandum of Understanding regarding Shareholders Agreement, we refer to as the Petroquisa memorandum of understanding. The Petroquisa memorandum of understanding grants Petroquisa (1) an option to purchase additional shares from our company and from Odebrecht, ODBPAR and Norquisa, (2) the right to designate two members of our board of directors and their alternates, (3) veto rights over certain actions by the shareholders and the board of directors, and (4) tag-along rights. The Petroquisa memorandum of understanding also grants Petroquisa a right to include a right of first refusal in respect of our common or preferred shares in the final shareholders agreement. The Petroquisa memorandum of understanding terminates on July 25, 2021, unless a shareholders agreement including the terms set forth below is entered into prior to that date.
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
     Under the Petroquisa memorandum of understanding, Petroquisa has veto rights over resolutions of our board of directors relating to the following matters:
•	acquisitions, sales or granting of liens against our fixed assets with values in excess of 30.0% of our net worth, if such acquisition, sale or grant of a lien is not related to, or is outside the scope of, our corporate purpose;

•	transactions involving affiliates of the parties to the Petroquisa memorandum of understanding, other than transactions involving the integration of the second generation petrochemical producers controlled by the Odebrecht Group or the Mariani Group;

•	investments in other companies, unless they are in the same business as our company; and

•	any resolution that would cause us to fail to meet any of the following financial ratios, with any projections to determine compliance with this provision to be performed by an internationally recognized entity:
o	projected net debt to EBITDA;

o	EBITDA to interest expense; and

o	EBITDA to debt service (excluding trade finance).
     Although the Petroquisa memorandum of understanding does not provide a definition of EBITDA, we calculate EBITDA for purposes of this agreement on the same basis as set forth in the most restrictive financial covenants in our debt instruments. See “Item 5. Operating and Financial Review and Prospects—Liquidity and Capital Resources— Indebtedness and Financing Strategy.” Petroquisa has the right to sell a pro rata portion of its shares of our company in connection with any direct or indirect sale of our common shares by the Odebrecht Group to a third party that involves a change of our control.
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
     The Mariani Group Shareholders Agreement provided the Mariani Group with (1) rights to nominate at least one member of Norquisa’s board of directors and at least one member of our board of directors, (2) a right of first refusal in respect of sales transfers or encumbrances of common shares of Norquisa owned directly or indirectly by the Odebrecht Group, and (3) a tag-along right to sell shares of our company if the Odebrecht Group sells or transfers direct or indirect control of our company to a third party.
     On September 9, 2003, Odebrecht granted to Pronor, a company in the Mariani Group, an option to exchange all its shares of Norquisa, representing 13.8% of Norquisa’s total share capital, including 16.1% of its voting share capital, for 1,454,424 of our class A preferred shares, representing 0.4% of our total share capital, owned directly or indirectly by Odebrecht. On December 26, 2003, Pronor exercised its option and this transaction was settled on July 28, 2006. As a result, the Mariani Group no longer holds any of the share capital of Norquisa and the Mariani Group Shareholders Agreement no longer is in force and effect.

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
     Under the Pension Funds memorandum of understanding, PETROS and PREVI have the right to sell our shares owned by each of them in connection with any sale of our shares by our controlling shareholders to a third party that involves a change of our control.
BNDESPAR Shareholders Agreement
     We, Odebrecht and BNDES Participações S.A.—BNDESPAR, or BNDESPAR, have entered into a shareholders agreement. This shareholders agreement provides that if BNDESPAR’s ownership of our total share capital exceeds 5.0% on or prior to July 31, 2007, BNDESPAR will have the right to appoint one member of our board of directors. Until the earlier of the date on which BNDESPAR appoints a member of our board of directors and July 31, 2007, a representative of BNDESPAR may attend meetings of our board of directors, but is not allowed to participate or to vote in such meetings. If BNDESPAR’s ownership of our total share capital exceeds 5.0% on or prior to July 31, 2007, this shareholders agreement will expire on the earlier of any date thereafter on which BNDESPAR ceases to own more than 5.0% of our total share capital, and August 24, 2011. This shareholders agreement also provides that BNDESPAR has the right to (1) require our company and Odebrecht to purchase the shares that it owns in our company if we do not comply with the terms of the shareholders agreement and do not cure any such non- compliance within a specified period, and (2) sell its shares in the event that Odebrecht sells its voting control of our company to a third party.
Related Party Transactions
     The following summarizes the material transactions that we have engaged in with our principal shareholders and their affiliates since January 1, 2006.
     We have engaged in extensive transactions with our principal shareholders and their affiliates and expect to do so in the future. We also have commercial relationships with some of our affiliates and, as a result, record trade accounts receivable and current and long-term liabilities mainly from purchases and sales of goods and services at prices and on terms equivalent to the average terms and prices of transactions that we enter into with third parties. In addition, we have entered into financial and other transactions with our principal shareholders and their affiliates, including, among others, as obligor on R$1,130.8 at December 31, 2006, of convertible subordinated debentures held by ODBPAR Investments and as a party to four shareholder’s agreements or memoranda of understandings with shareholders of our company.
     In connection with the Ipiranga Transaction, we have entered into the Purchase Agreement, the Investment Agreement, the interim shareholders agreement, the Ipiranga memorandum of understanding and the RPI shareholders agreement with Petrobras and the other parties thereto. In addition, Petrobras owns 40% of the share capital of EDSP58, a special purpose vehicle in which we own 60% of the share capital, which we expect will conduct the Copesul tender offer. See “Item 4: Information on the Company—Ipiranga Transaction.”
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
The Odebrecht Group
     On May 31, 2002, OPP Produtos issued subordinated convertible debentures to Odebrecht. These debentures became our obligations as a result of the merger of OPP Produtos into our company on August 16, 2002. ODBPAR Investments, the current holder of these debentures, has the option to convert these debentures into shares of our share capital at any time. See “Item 5. Operating and Financial Review and Prospects—Liquidity and Capital Resources—Indebtedness and Financing Strategy.”
     On December 4, 2004, we entered into an Alliance Agreement with CNO under which we have appointed CNO as a non-exclusive preferred provider with respect to maintenance services and efficiency enhancement projects at each of our plants. This agreement was unanimously approved by our board of directors. Under this agreement, we are required to request bids from CNO for these services and projects. If CNO is retained for any specific service or project, we will pay CNO its costs related to the service or project plus 15%. In addition, we are required to pay any applicable taxes with respect to such fees. This agreement expires in December 2008. We purchased services under this agreement from CNO of R$136.2 million in 2006. We had accounts payable to CNO of R$6.7 million at December 31, 2006.
Petrobras
     Petrobras is the controlling shareholder of Petroquisa, which owns 8.2% of our total share capital, including 9.8% of our voting share capital. We purchase naphtha from Petrobras, and we sell automotive gasoline and LPG to Petrobras Distribuidora S.A., a wholly-owned subsidiary of Petrobras.
     On June 22, 1978, we entered into a 10-year renewable contract with Petrobras under which the prices paid by us to Petrobras for naphtha are established based on the Amsterdam-Rotterdam-Antwerp market price and are linked to fluctuations in the real/U.S. dollar exchange rate. This contract was amended and renewed in February 1993 and in February 2003.
     We maintain a rotating naphtha supply line of credit with Petrobras that permits it to finance purchases of naphtha from Petrobras. We are permitted to maintain balances up to an aggregate of R$570.0 million under this line of credit. We pay interest on the outstanding balance under this line of credit at the monthly rate of 1.78%.
     We purchased raw materials and utilities from Petrobras and Petrobras Distribuidora S.A. of R$5,688.6 million in 2006. We had accounts payable to Petrobras and Petrobras Distribuidora S.A. of R$622.3 million at December 31, 2006.
     On February 23, 1996, Copesul and Petrobras entered into a 16-year renewable contract with Petrobras under which the prices paid by Copesul to Petrobras for petroleum condensate are established based on the Amsterdam-Rotterdam-Antwerp market price and are linked to fluctuations in the real/U.S. dollar exchange rate.
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
     On March 20, 2007, we entered into a five-year propylene supply contract with Refap, a subsidiary of Petrobras, under which we will purchase an initial annual supply of 70,000 tons of propylene, representing 70% of Refap’s current annual propylene production capacity of 100,000 tons. See “Item 4: Information on the Company—Polyolefins Unit—Raw Materials of Our Polyolefins Unit.”
Our Subsidiaries, Jointly Controlled Companies and Associated Companies
Copesul
     Our Polyolefins Unit purchases ethylene and propylene from Copesul, in which we have a 29.5% interest. We have a long-term supply contract with Copesul that is described in “Item 4. Information on the Company—Polyolefins Unit—Raw Materials of Our Polyolefins Unit.” Our Polyolefins Unit also buys nitrogen on market terms from Copesul. We recorded purchases from Copesul of R$1,941.9 million in 2006. We had accounts payable to Copesul of R$358.5 million at December 31, 2006.
     As a result of the consummation of the first phase of the Ipiranga Transactions described above under “Item 4: Information on the Company—Ipiranga Transaction” on April 18, 2007, we control Copesul. As a result of our obtaining effective control over the interests of Ipiranga Petroquímica in Copesul, we will fully consolidate the assets, liabilities and results of operations of Copesul at and for periods ending after March 31, 2007.
Cetrel
     We own, directly and indirectly, 53.6% of the voting and total share capital of Cetrel. We purchase treatment services on market terms from Cetrel for the wastewater and organic residues generated by us in the Northeastern Complex. We recorded purchases from Cetrel of R$11.2 million in 2006. We had accounts payable to Cetrel of R$0.6 million at December 31, 2006.
Petroflex
     We own 20.1% of the voting and total share capital of Petroflex. We sell butadiene-l to Petroflex on market terms under a long-term contract that is renewable automatically for ten-year periods. We recorded net sales to Petroflex of R$365.5 million in 2006. We had accounts receivable from Petroflex of R$17.1 million at December 31, 2006.
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

Borealis Brasil S.A.
     We sell polypropylene and polyethylene to Borealis Brasil S.A., or Borealis, in which we have a 20.0% interest. We recorded net sales to Borealis of R$122.1 million in 2006. We had accounts receivable from Borealis of R$2.8 million at December 31, 2006.
Other
Engepack
     We sell PET from time to time to Engepack a packaging manufacturer. Francisco Teixeira de Sá, the chairman of the board of directors of Engepack, is a member of our board of directors. In addition, one of the alternate members of our board of directors, Lucio José Santos Junior, is an executive officer of Engepack, and one of the members of our fiscal council, Walter Murilo Melo de Andrade, is the internal counsel of Engepack. We recorded net sales to Engepack of R$40.7 million in 2006. Engepack purchases PET from a variety of second generation producers, including our company.
Sojitz
     We sell PVC and EDC to, and we purchase raw materials, principally naphtha, from, Sojitz, a chemical trader. Masatoshi Furuhashi, the managing director of Sojitz Corporation of America and president of Sojitz do Brasil S.A., both subsidiaries of Sojitz, is a member of our board of directors. In addition, Yukihiro Funamoto, an executive officer of Sojitz do Brasil S.A., is an alternate member of our board of directors. At December 31, 2006, Sojitz owned 1.2% of our total share capital, including 3.5% of our voting share capital.
     We recorded net sales to Sojitz of R$35.8 million in 2006. In addition, we recorded purchases from Sojitz of R$904.6 million in 2006.
ITEM 8. FINANCIAL INFORMATION
Consolidated Statements and Other Financial Information
     Reference is made to Item 19 for a list of all financial statements filed as part of this annual report.
Legal Proceedings
Tax Proceedings
     We are engaged in several legal proceedings with Brazilian tax authorities for which we have established provisions in an aggregate amount of R$1,322.0 million at December 31, 2006. In addition, there are currently certain legal proceedings pending in which we are involved for which we have not established provisions. If any of these legal proceedings is decided adversely to us, our results of operations or financial condition could be materially and adversely affected.
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
     The Brazilian government appealed the decision of the Brazilian Federal Supreme Court. As the appeal does not challenge the validity of IPI tax credits, but only the method of calculating monetary adjustments on those credits and the time period for appealing the decision of the Brazilian Federal Supreme Court has expired, we believe that (1) the decision acknowledging the validity of the IPI tax credits is no longer subject to appeal, and (2) it is reasonably possible that we could lose the appeal regarding the method of calculating monetary adjustments on those credits. If the Brazilian Government prevails in this appeal, we could lose all or part of the IPI tax credits attributable to monetary adjustments. We recognized IPI tax credits in an aggregate amount of R$1,030.1 million in December 2002. At December 31, 2006, we have used the full amount of the R$1,030.1 million IPI tax credit to offset our IPI and other federal tax obligations.
     On September 28, 2006, Brazilian federal tax authorities issued four tax deficiency notices to us, claiming that we owe approximately R$1,100.0 million in taxes that we offset with OPP Química’s IPI tax credits. We are contesting the government’s claims in administrative tax proceedings. We believe that the government issued two of the deficiency notices, in an aggregate amount of R$308.6 million solely to avoid forfeiting their claims due to the expiration of the statute of limitations. However, we believe that we will prevail in these administrative tax proceedings, as our decision to offset IPI tax credits against our IPI and other federal tax obligations is supported by a final decision of the Brazilian Federal Supreme Court. The other two tax deficiency notices, in an aggregate amount of R$791.4 million, allege that we are not allowed to recognize IPI tax credits from future raw material purchases. Nevertheless, the existing court decisions have given the Company full and ongoing entitlement to offsetting rights. Based on the advice of our legal counsel, we believe that we will prevail in these administrative tax proceedings as well.
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
     Based on (1) these favorable lower court decisions, (2) the favorable decision of the Brazilian Federal Supreme Court relating to the validity of the IPI tax credits in OPP Química’s suit in Rio Grande do Sul described above and (3) our assessment of the arguments made in a similar case involving a third party that is currently pending before the Brazilian Federal Supreme Court, we believe that it is reasonably possible that we will prevail in these suits. Accordingly, we have used R$203.7 million at December 31, 2006 of Trikem’s and OPP Químicas’ IPI tax credits to offset our IPI and other federal tax obligations and have recorded a provision in the amount of R$331.2 million at December 31, 2006. We have not recognized any assets or gains in relation to these claims.
     We also have a similar suit pending in federal court in the State of Bahia that was commenced by Polialden prior to our merger with Polialden. Polialden won this suit in federal trial court, which ruled that Polialden was entitled to IPI tax credits for the ten-year period preceding the filing of this suit. However, the Brazilian government appealed this decision to the Federal Superior Court of Justice, which appeal remains pending. Based on (1) this favorable lower court decision, (2) the favorable decision of the Brazilian Federal Supreme Court relating to the validity of the IPI tax credits in OPP Química’s suit in Rio Grande do Sul described above, and (3) our assessment of the arguments made in a similar case involving a third party that is currently pending before the Brazilian Federal Supreme Court, we believe that it is reasonably possible that we will prevail in this suit. However, we note that the Brazilian Federal Supreme Court issued an unfavorable ruling in another case in February 2007, holding by a six to five vote that IPI tax credits arising from the purchase of raw materials that are taxed at a zero percent rate may not be used to offset IPI and other federal taxes. This decision has been stayed as the justices contemplate whether this decision will have retroactive or prospective effect, as it conflicts with other decisions of the Brazilian Federal Supreme Court. We believe that this decision will be given prospective effect only. Accordingly, Polialden used R$98.0 million at December 31, 2006 in IPI tax credits to offset its IPI and other federal tax obligations and recorded a provision in the amount of R$174.6 million at December 31, 2006, Polialden did not recognize any assets or gains in relation to these claims.
     For further information on our accounting treatment of these IPI credits, see note 17 to our consolidated financial statements.
     IPI Export Credits. Brazilian Decree Law No. 491/69 provides a tax credit to exporters of manufactured products to compensate them for taxes paid in Brazil prior to exporting their products. The regulations governing the IPI tax permit exporters to offset IPI taxes with IPI export credits and/or to transfer their IPI export credits to third parties. However, the Brazilian tax authorities issued a series of administrative rules that reduced, restricted and ultimately suspended the use of these credits based on Decree Law No. 1,724/79, which expressly delegated these powers to the Brazilian Ministry of Finance. We believe that this delegation of powers to the Ministry of Finance violated the distribution of functions among the executive branch, and that secondary administrative rules may not restrict or suspend a benefit created by a constitutionally superior norm. Accordingly, we believe that the administrative rules promulgated under the authority of Decree Law No. 1,724/79 have no legal effect. On these grounds, we filed suits against the Brazilian government challenging Decree Law No. 1,742/79 and these administrative rules and seeking to offset and transfer IPI export credits as provided under Decree Law No. 491/96.
     We believe that we are entitled to more than R$794.6 million in IPI export credits. In one of these suits, the Regional Federal Court ruled against OPP Química, holding that it does not have the right to IPI export credits. OPP Química’s appeals before the Superior Court of Justice and the Brazilian Federal Supreme Court remain pending. Although our other suits also are pending, the Brazilian tax authorities have issued deficiency notices against us (1) attempting to collect amounts offset using these IPI export credits and (2) asserting their right to do so before the expiration of the applicable statute of limitations. We filed administrative appeals in respect of these deficiency notices, but we received unfavorable decisions in each of these appeals. We have appealed each of these unfavorable decisions to the taxpayers’ council (an administrative appeal board). However, based on recent Brazilian Federal Supreme Court and other jurisprudence holding that the sub-delegation by the Ministry of Finance of the authority to regulate IPI export credits under Decree Law No. 1,742/79 was unconstitutional and recognized the right to offset IPI export credits as provided under Decree Law No. 491/96, we believe that it is reasonably possible that we will prevail in all of these judicial and administrative proceedings. Moreover, the Federal Senate issued Resolution No. 71 on December 27, 2005 confirming the unconstitutionality of this sub-delegation and ratifying the validity of IPI export credits. The Superior Court of Justice is still analyzing the potential consequences of this Resolution and the validity of such credits as of 1990. We have used a portion of these credits to offset IPI and other federal taxes in the amount of R$381.8 million at December 31, 2006 and recorded a provision in the amount of R$646.6 million at December 31, 2006 because these suits remain pending. For further information on our accounting treatment of these IPI credits, see note 17 to our consolidated financial statements.
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
     We lost one of these suits in federal trial court and appealed this decision, which appeal remains pending. Although our three other suits also remain pending in federal court, the Brazilian tax authorities have issued deficiency notices against us attempting to collect amounts offset using these credits, asserting their right to do so before the expiration of the applicable statute of limitations. We appealed the issuance of these deficiency notices to the taxpayers’ council. We believe that it is reasonably possible for us to prevail in all of these judicial and administrative proceedings. We have used R$31.9 million at December 31, 2006 of these credits to offset IPI taxes and recorded a provision in the amount of R$44.6 million at December 31, 2006 because these suits remain pending.

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
     On these grounds, we filed suit challenging the constitutionality of the Social Contribution on Net Income. We received a final decision in our favor in 1992. However, in 1993, Brazilian tax authorities filed a rescission action (ação rescisória) against us in relation to all but one of these cases seeking to overrule this decision on the basis of a ruling by the Brazilian Federal Supreme Court in an unrelated case that recognized the constitutionality of the Social Contribution on Net Income. The Brazilian tax authorities prevailed in their rescission action both in the first instance and on appeal. We filed further appeals in respect of this decision with the Superior Court of Justice and the Brazilian Federal Supreme Court, which appeals remain pending. In the remaining case, we believe that it is reasonably possible that the final decision in our favor will remain in effect.
     Brazilian tax authorities issued several deficiency notices against us attempting to collect Social Contribution on Net Income. We obtained suspensions of all deficiency notices that we have received to date based on a Brazilian civil procedure provision that states that a rescission action may take effect only after the court publishes a final decision.
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
     If Social Contribution on Net Income is charged retroactively, then our total estimated exposure at December 31, 2006 would be R$743.0 million, including interest. This amount does not include approximately R$238.4 million in penalties at December 31, 2006, which we believe are not payable because we relied upon a judicial decision in not paying Social Contribution on Net Income. We believe that there is a possibility that we will be required to pay related interest and a remote possibility that we will be required to pay fines as a result of this tax litigation.
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
     We believe that these changes were unconstitutional. The provisions of Law No. 9,718/98 that broadened the concept of “gross billings” in our view violated the original terms of Article 195 of the Brazilian Constitution, as well as Article 110 of the Brazilian tax code, which prohibits tax laws from changing the definition, content and reach of private law doctrines and concepts. In addition, although the Brazilian Congress enacted Constitutional Amendment No. 20 on December 15, 1998 to modify Article 195 of the Brazilian Constitution in order to validate the expanded calculation basis of PIS and COFINS as set forth in Law No. 9,718/98, we believe that this law cannot be validated by constitutional amendment for periods before the effectiveness of the constitutional amendment. On these grounds, we have filed suit against the Brazilian government seeking to pay PIS and COFINS in accordance with the rules prevailing prior to February 1999.
     We lost our suits challenging the change in the definition of “gross billings” and have appealed these decisions to the Brazilian Federal Supreme Court. On November 9, 2005, the full bench of the Brazilian Federal Supreme Court ruled that the increase in PIS and COFINS tax basis under Law No. 9,718/98 was unconstitutional. Following this decision, the previous unfavorable decisions against us and these subsidiaries were vacated, and we and these subsidiaries won most of our suits challenging the change in the definition of “gross billings.”
     We lost suits challenging the increase in the COFINS tax rate and have appealed these decisions to the Brazilian Federal Supreme Court. Based on recent Brazilian Federal Supreme Court and Superior Court of Justice jurisprudence, we believe that our chances of success in these suits are remote. Two of our subsidiaries have voluntarily settled their COFINS liabilities under a special program created by Law No. 10,684/03, for which we have recorded a long-term liability in an aggregate amount of R$36.6 million at December 31, 2006. As of February 2004, we have been paying COFINS in accordance with Law 10,833/03, which introduced new criteria for calculating COFINS.
     We recorded a provision in accordance with Law No. 9,718/98 in respect of the proceedings that were not settled in an aggregate amount of R$134.6 million at December 31, 2006 and have deposited R$93.7 million of this amount in court. For further information on our accounting treatment of these contingencies, see notes 10 and 17(iii) to our consolidated financial statements.
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
Other Tax Proceedings
     We and our affiliates are involved in several other judicial and administrative proceedings regarding withholding taxes, corporate income taxes (Imposto de Renda da Pessoa Jurídica), the ICMS, the tax on financial transactions (Imposto Sobre Operações Financeiras), monetary adjustments, the Social Integration Program (Programa de Integração Social), compulsory loans to Eletrobrás and other issues related to tax matters. Some of these disputes involve substantial amounts.
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
     On October 24, 2005, the workers’ union filed a divergence appeal to the Brazilian Federal Supreme Court, requesting the resolution of conflict between the decisions given by the Brazilian Federal Supreme Court under this proceeding and prior decisions given by the another panel of the Brazilian Federal Supreme Court. The Brazilian

Federal Supreme Court has agreed to consider this appeal, but has not yet issued a decision. However, the Brazilian attorney general has filed a brief in this matter in November 2006 supporting the position of the employers’ union.
Occupational Health and Safety Proceedings
     At December 31, 2006, we were involved in approximately 1,200 occupational health and safety proceedings as to which the total amount claimed was approximately R$260.2 million. We have deposited R$3.0 million of this amount in court and have established a provision for these claims in an aggregate amount of R$21.9 million at December 31, 2006. We do not believe that these proceedings will have a material adverse effect on our business, financial condition or operations.
Other Proceedings
     At December 31, 2006, we were a defendant in three civil suits filed by a former caustic soda distributor, its controlling shareholder and a former transporter for breach of a caustic soda distribution agreement. The damages claimed in these suits totaled R$25.8 million at December 31, 2006 (monetarily adjusted). On January 19, 2006, a lower court issued a final, non-appealable judgment in our favor in one of these suits in which the damages claimed were R$106.5 million. The remaining suits are pending. We believe that we will possibly prevail in these suits.
     We have also filed a claim in the amount of R$2.0 million against this distributor in its pending bankruptcy proceeding. The bankruptcy court has initially accepted our claim. The state appeals court of Ceará confirmed the judgment of the lower court on a non-appealable judgment.
     We are parties to certain proceedings brought by some preferred shareholders of Braskem, Polialden and Politeno which we do not believe will have a material adverse effect on our business, financial condition or results of operations.
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

		Nominal Brazilian Currency per			US$ equivalent per
			Class A	Class B			Class A		Class B
		Common	Preferred	Preferred	Common		Preferred		Preferred
Year	Payment Date	shares	Shares	Shares	shares		Shares		Shares
2001	February 20, 2001	R$0.21	R$0.21	R$—	US$	0.11	US$	0.11	US$—
	May 20, 2001	0.14	0.14	0.14		0.06		0.06	0.06
	August 20, 2001	0.14	0.14	0.14		0.06		0.06	0.06
	November 20, 2001	0.14	0.14	0.14		0.06		0.06	0.06
2002	February 25, 2002	—	0.08	0.08		—		0.04	0.04
	May 20, 2002	—	0.13	0.13		—		0.05	0.05
2005	April 12, 2005(1)	0.56	0.56	0.56		0.22		0.22	0.22
2006	April 18, 2006(2)	0.90	0.90	0.56		0.42		0.42	0.26
2007	April 9, 2007(3)	—	0.16	0.16		—		0.07	0.07

(1)	Represents interest attributable to shareholders’ equity of R$0.28 (US$0.11) per common share, R$0.56 (US$0.22) per class A preferred share and R$0.56 (US$0.22) per class B preferred share, plus dividends of R$0.28 (US$0.11) per common share.

(2)	Represents interest attributable to shareholders’ equity of R$0.75 (US$0.35) per common share, R$0.75 (US$0.35) per class A preferred share and R$0.56 (US$0.26) per class B preferred share, plus dividends of R$0.15 (US$0.07) per common share and R$0.15 (US$0.07) per class A preferred share.

(3)	Represents dividends of R$0.16 (US$0.07) per class A preferred share and R$0.16 (US$0.07) per class B preferred share.
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
Legal Reserve Account
     Under the Brazilian Corporation Law and our by-laws, we must allocate 5% of our net profits for each fiscal year to our legal reserve until the aggregate amount of our legal reserve equals 20% of our paid-in capital. However, we are not required to make any allocations to our legal reserve in a fiscal year in which our legal reserve, when added to our other reserves, exceeds 30% of our shareholders’ equity. At December 31, 2006, we had a balance of R$72.8 million in our legal reserve account.
Capital Reserve Accounts
     Under the Brazilian Corporation Law, we are also permitted to record a capital reserve that may be used only (1) to absorb losses which exceed retained earning and profit reserves as defined in the Brazilian Corporation Law, and (2) to redeem or repurchase share capital and/or participation certificates, (3) to increase our capital, or (4) if specified in our by-laws (which currently do not so specify), to pay preferred share dividends. Amounts allocated to our capital reserves are unavailable for the payment of distributions and are not taken into consideration for purposes of determining the mandatory distributable amount. At December 31, 2006, we had a balance of R$408.7 million in our capital reserve accounts.
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
     Under our 12.50% Notes due 2008 and our 11.75% Notes due 2014, we may not pay dividends in excess of two times the minimum dividends or interest attributable to shareholders’ equity payable under our by-laws or under applicable Brazilian law.
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
     On December 21, 1998, ADSs representing our class A preferred shares began trading on The New York Stock Exchange. On December 31, 2006, there were 6,612,247 ADSs outstanding, representing 13,224,494 class A preferred shares, or 3.6% of our outstanding class A preferred shares.

     On October 8, 2003, we listed our class A preferred shares on the LATIBEX, a stock market for Latin American issuers that is quoted in euros on the Madrid Stock Exchange, under the symbol “XBRK.” Our class A preferred shares are traded on the LATIBEX in lots of one share.
     At May 24, 2007, we had approximately 18,504 shareholders, including four U.S. resident holders of our common shares, approximately 89 U.S. resident holders of our class A preferred shares (including The Bank of New York, as depositary) and no U.S. resident holders of our class B preferred shares. At May 24, 2007, there were 391,200 common shares, 32,306,228 class A preferred shares (including class A preferred shares represented by ADSs), and no class B preferred shares held by U.S. resident holders.
Price History of Our Class A Preferred Shares and the ADSs
     The tables below set forth the high and low closing sales prices for our class A preferred shares on the São Paulo Stock Exchange and the high and low closing sales prices for the ADSs on The New York Stock Exchange for the periods indicated.

	São Paulo Stock Exchange		New York Stock Exchange
	Reais per
	Class A Preferred Share		U.S. dollars per ADS
	High	Low	High		Low
2002	R$6.84	R$2.24	US$	6.38	US$	1.29
2003	15.63	1.85		11.70		1.10
2004	31.68	9.36		25.48		6.18
2005	31.84	16.16		25.82		14.57
2006	18.95	9.97		18.24		9.15

	São Paulo Stock Exchange		New York Stock Exchange
	Reais per
	Class A Preferred Share		U.S. dollars per ADS
	High	Low	High		Low
2005
First Quarter	R$31.84	R$25.04	US$	25.82	US$	19.42
Second Quarter	26.49	18.02		20.87		15.78
Third Quarter	24.45	16.16		22.45		14.57
Fourth Quarter	21.93	17.00		21.00		15.79
2006
First Quarter	18.95	15.84		18.24		14.37
Second Quarter	15.74	12.26		15.05		10.93
Third Quarter	14.94	9.97		13.63		9.15
Fourth Quarter	16.69	13.95		15.42		12.86
2007
Most Recent Six Months
November 2006	16.69	15.50		15.42		14.18
December 2006	15.60	14.53		14.71		13.44
January 2007	16.25	14.24		15.32		13.19
February 2007	16.01	13.70		15.39		12.86
March 2007	16.22	12.88		15.86		12.18
April 2007	17.35	15.06		16.78		14.69
May 2007 (1)	17.85	15.70		18.20		15.97

(1)	Through May 24, 2007.
Source: Economática Ltda.

     On May 24, 2007, the closing sales price of:
•	our class A preferred shares on the São Paulo Stock Exchange was R$15.70 per share;

•	our class A preferred shares on the LATIBEX was €6.00 per share; and

•	the ADSs on The New York Stock Exchange was US$15.97 per ADS.
     The following table sets forth the average daily trading volume for our class A preferred shares on the São Paulo Stock Exchange and for the ADSs on The New York Stock Exchange for the periods indicated.

	Average Daily Trading Volume
	São Paulo Stock Exchange	New York Stock Exchange
	Class A Preferred Shares	ADSs
2005
First Quarter	983,247	224,456
Second Quarter	1,023,416	207,602
Third Quarter	1,353,811	255,289
Fourth Quarter	1,277,477	222,679
2006
First Quarter	1,521,282	302,466
Second Quarter	1,682,577	231,495
Third Quarter	1,712,119	191,306
Fourth Quarter	1,513,327	151,090
2007
First Quarter	1,739,292	228,726
Trading on the São Paulo Stock Exchange
     Settlement of transactions conducted on the São Paulo Stock Exchange is effected three business days after the trade date without any adjustment for inflation. Delivery of and payment for shares is made through the facilities of the Brazilian Clearing System (Companhia Brasileira de Liquidação e Custódia). The seller is ordinarily required to deliver the shares to the exchange on the second business day following the trade date.
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
     At May 24, 2007, we had outstanding share capital of R$3,527,428,999.72, equal to 371,936,016 total outstanding shares consisting of 123,978,672 outstanding common shares, 247,154,278 outstanding class A preferred shares and 803,066 outstanding class B preferred shares, including 16,594,413 class A preferred shares held in treasury. All of our outstanding share capital is fully paid. All of our shares are without par value. Under the Brazilian Corporation Law, the aggregate number of our non-voting and limited voting class A and class B preferred shares may not exceed two-thirds of our total outstanding share capital.
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
Board of Directors
     Under the Brazilian Corporation Law, any matters subject to the approval of our board of directors can be approved by a simple majority of votes of the members present at a duly convened meeting, unless our by-laws otherwise specify. Under our by-laws, our board of directors may only deliberate if a majority of its members are present at a duly convened meeting. Any resolutions of our board of directors may be approved by the affirmative vote of a majority of the members present at the meeting, subject to veto rights of Petroquisa, over resolutions of our board of directors relating to certain matters under the Petroquisa memorandum of understanding. See “Item 7. Major Shareholders and Related Party Transactions—Major Shareholders—Shareholders Agreements—Petroquisa Memorandum of Understanding.”
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
     Our class A preferred shares and class B preferred shares are non-voting, except in limited circumstances, and have priority over our common shares in the case of our liquidation. See "—Voting Rights” for information regarding the voting rights of our preferred shares, "—Liquidation” for information regarding the liquidation preferences of our preferred shares, and “Item 8. Financial Information—Dividends and Dividend Policy—

Calculation of Adjusted Net Profits” and “—Dividend Preference of Preferred Shares” for information regarding the distribution preferences of our preferred shares.
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
     If a holder of ADSs wishes to convert its investment into either a foreign portfolio investment under Resolution No. 2,689/00 or a foreign direct investment under Law No. 4,131/62, it should begin the process of obtaining its own foreign investor registration with the Central Bank or with the Brazilian Securities Commission, as the case may be, in advance of exchanging the ADSs for class A preferred shares. If the holder of ADSs does not timely complete this process, the custodian will neither effect the conversion nor deliver the underlying class A shares, and will instruct the depositary to cancel the exchange and return the ADSs to the holder.
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

     If a foreign direct investor under Law No. 4,131/62 wishes to deposit its shares into the ADR program in exchange for ADSs, such holder will be required to present to the custodian evidence of payment of capital gains taxes. The conversion will be effected by the Central Bank after receipt of an electronic request from the custodian with details of the transaction. See "—Taxation—Brazilian Tax Considerations—Taxation of Gains in Brazil” and “—Registered Capital.”
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
Exchange Controls
     There are no restrictions on ownership or voting of Braskem’s share capital by individuals or legal entities domiciled outside Brazil.
     The right to convert dividend payments and proceeds from the sale of our share capital into foreign currency and to remit such amounts outside Brazil is subject to restrictions under foreign investment legislation which generally requires, among other things, that the relevant investment have been registered with the Central Bank. Restrictions on the remittance of foreign capital abroad could hinder or prevent Banco Itaú S.A., or the Custodian, as custodian for the class A preferred shares represented by ADSs or holders who have exchanged ADSs for class A preferred shares from converting dividends, distributions or the proceeds from any sale of Preferred Shares into U.S. dollars and remitting such U.S. dollars abroad. Holders of the ADSs could be adversely affected by delays in, or refusal to grant any required government approval for conversions of Brazilian currency payments and remittances abroad of the class A preferred shares underlying the ADSs.
     Resolution No. 1,927 of the National Monetary Council, which is the Amended and Restated Annex V to Resolution No. 1,289, or the Annex V Regulations, provides for the issuance of depositary receipts in foreign markets in respect of shares of Brazilian issuers. The Central Bank and the Brazilian Securities Commission have approved the ADSs under the Annex V Regulations. Accordingly, the proceeds from the sale of the ADSs by ADR holders outside Brazil are free of Brazilian foreign investment controls and holders of the ADSs will be entitled to favorable tax treatment. See "—Taxation—Brazilian Tax Considerations.”

     A certificate of capital registration has been issued in the name of The Bank of New York, as depositary, or the Depositary, and is maintained by the Custodian on behalf of the Depositary. Pursuant to the certificate, the Custodian and the Depositary are able to convert dividends and other distributions with respect to the class A preferred shares represented by ADRs into foreign currency and remit the proceeds outside Brazil. In the event that a holder of ADRs exchanges ADRs for class A preferred shares, such holder will be entitled to continue to rely on the Depositary’s certificate of capital registration for only five business days after such exchange, following which such holder must seek to obtain its own certificate of capital registration with the Central Bank. Thereafter, unless the class A preferred shares are held pursuant Resolution nº 2.689/00 (portfolio investment) or Law nº 4.131/62 (direct investments) by a duly qualified investor, such holder may not be able to convert into foreign currency and remit outside Brazil the proceeds from the disposition of, or distributions with respect to, such class A preferred shares, and such holder generally will be subject to less favorable Brazilian tax treatment than a holder of ADRs. See “—Taxation—Brazilian Tax Considerations.”
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
     Dividends paid from profits generated before January 1, 1996 may be subject to Brazilian withholding income tax at variable rates, according to the tax legislation applicable to each corresponding year.
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
     CPMF tax is levied at a rate of 0.38% on all fund transfers in connection with financial transactions in Brazil. Payments of dividends on our class A preferred shares and the ADSs are subject to the CPMF tax. However, only our company is liable for the CPMF tax on its dividends, which are payable without reduction for this tax. The CPMF tax was scheduled to expire in December 2004, but Amendment No. 42 to the Brazilian Constitution extended the CPMF tax through December 31, 2007. We can offer no assurances that the CPMF tax will not be further extended. Currently, funds transferred for the acquisition of shares on the São Paulo Stock Exchange and the remittance abroad of the proceeds earned from the disposition of shares in Brazil by means of a currency exchange transaction are exempted from the CPMF tax. Since July 12, 2002, stock exchange transactions have been exempted from the CPMF tax. On July 13, 2004, the Brazilian government enacted Law No. 10,892, which establishes that, as from October 1, 2004, debits of reais from deposit bank accounts exclusively opened for investments in fixed and variable income financial assets (“conta corrente de depósito para investimento”) will not be subject to the CPMF assessment. Legislation to amend the Brazilian Constitution is being discussed in the Congress which would convert the CPMF into a new permanent tax.
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

     A non-Brazilian holder of class A preferred shares may experience delays in effecting the registration of registered capital, which may delay remittances abroad. Such a delay may adversely affect the amount, in U.S. dollars, received by the non-Brazilian holder. See “—Regulation of Foreign Investment” and “Item 3. Key Information—Risk Factors—Risks Relating to Our Class A Preferred Shares and the ADSs.”
U.S. Federal Income Tax Considerations
     The following is a discussion of the material U.S. federal income tax consequences that may be relevant with respect to the acquisition, ownership and disposition of our class A preferred shares or ADSs, which are evidenced by American Depositary Receipts. This description addresses only the U.S. federal income tax considerations of U.S. holders (as defined below) that are initial purchasers of our class A preferred shares or ADSs and that will hold such shares or ADSs as capital assets. This description does not address tax considerations applicable to holders that may be subject to special tax rules, such as banks, financial institutions, insurance companies, real estate investment trusts, grantor trusts, regulated investment companies, dealers or traders in securities or currencies, tax-exempt entities, pension funds, persons that received our class A preferred shares or ADSs pursuant to an exercise of employee stock options or rights or otherwise as compensation for the performance of services, persons that will hold our class A preferred shares or ADSs as a position in a “straddle” or as a part of a “hedging”, “conversion” or other risk reduction transaction for U.S. federal income tax purposes, persons that have a “functional currency” other than the U.S. dollar, persons that will own our class A preferred shares or ADSs through partnerships or other pass through entities, holders subject to the alternative minimum tax, certain former citizens or long-term residents of the United States or holders that own (or are deemed to own) 10% or more (by voting power ) of our shares.
     This description does not address any state, local or non-U.S. tax consequences of the acquisition, ownership and disposition of our class A preferred shares or ADSs. Moreover, this description does not address the consequences of any U.S. federal tax other than income tax, including but not limited to the U.S. federal estate and gift taxes. This description is based on (i) the Internal Revenue Code of 1986, as amended (the “Code”), existing, proposed and temporary United States Treasury Regulations and judicial and administrative interpretations thereof, in each case as in effect and available on the date of this annual report and (ii), in part, on the representations of the depositary and the assumption that each obligation in the deposit agreement and any related agreement will be performed in accordance with its terms. All of the foregoing are subject to change, which change could apply retroactively and could affect the tax consequences described below.
     As used below, a “U.S. holder” is a beneficial owner of a class A preferred share or ADS that is, for U.S. federal income tax purposes, (i) an individual citizen or resident of the United States, (ii) a corporation organized under the laws of the United States, any state thereof or the District of Columbia, (iii) an estate the income of which is subject to U.S. federal income taxation regardless of its source, or (iv) a trust if (a) a court within the United States is able to exercise primary supervision over its administration and (b) one or more United States persons have the authority to control all of the substantial decisions of such trust. As used below, a “Non-U.S. holder” is a beneficial owner of a class A preferred share or ADS that is neither a U.S. holder nor a partnership (or other entity treated as a partnership for U.S. federal income tax purposes).
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

Taxation of Dividends
     Subject to the discussion under “—Passive Foreign Investment Company Rules,” in general, the gross amount of a distribution made with respect to a class A preferred share or ADS (which for this purpose shall include distributions of interest attributable to shareholders’ equity before any reduction for any Brazilian taxes withheld therefrom) will, to the extent made from the current or accumulated earnings and profits of our company, as determined under U.S. federal income tax principles, constitute a dividend to a U.S. holder for U.S. federal income tax purposes. For taxable years beginning on or before December 31, 2010, non-corporate U.S. holders may be taxed on dividends from a qualified foreign corporation at the lower rates applicable to long-term capital gains (i.e., gains with respect to capital assets held for more than one year). A foreign corporation is treated as a qualified foreign corporation with respect to dividends received from that corporation on shares or ADSs that are readily tradable on an established securities market in the United States. United States Treasury Department guidance indicates that the ADSs (which are listed on the New York Stock Exchange), but not our class A preferred shares, are readily tradable on an established securities market in the United States. Thus, subject to the discussion below under “—Passive Foreign Investment Company Rules,” dividends that we pay on the ADS, but not on our class A preferred shares, currently meet the conditions required for these reduced tax rates. There, however, can be no assurance that the ADSs will be considered readily tradable on an established securities market in later years. Furthermore, a U.S. holder’s eligibility for such preferential rate is subject to certain holding period requirements and the non-existence of certain risk reduction transactions with respect to the ADSs. Such dividends will not be eligible for the dividends received deduction generally allowed to corporate U.S. holders. Subject to the discussion below under “—Passive Foreign Investment Company Rules,” if a distribution exceeds the amount of our company’s current and accumulated earnings and profits, it will be treated as a non-taxable return of capital to the extent of the U.S. holder’s tax basis in our class A preferred share or ADS on which it is paid and thereafter as capital gain. Our company does not maintain calculations of our earnings and profits under U.S. federal income tax principles. Therefore, U.S. holders should expect that distributions by our Company generally will be treated as dividends for U.S. federal income tax purposes.
     A dividend paid in reais will be includible in the income of a U.S. holder at its value in U.S. dollars calculated by reference to the prevailing spot market exchange rate in effect on the day it is received by the U.S. holder in the case of our class A preferred shares or, in the case of a dividend received in respect of ADSs, on the date the dividend is received by the depositary, whether or not the dividend is converted into U.S. dollars. Assuming the payment is not converted at that time, the U.S. holder will have a tax basis in reais equal to that U.S. dollar amount, which will be used to measure gain or loss from subsequent changes in exchange rates. Any gain or loss realized by a U.S. holder that subsequently sells or otherwise disposes of reais, which gain or loss is attributable to currency fluctuations after the date of receipt of the dividend, will be ordinary gain or loss. The amount of any distribution of property other than cash will be the fair market value of such property on the date of distribution.
     The gross amount of any dividend paid (which will include any amounts withheld in respect of Brazilian taxes) with respect to a class A preferred share or ADS will be subject to U.S. federal income taxation as foreign source dividend income, which may be relevant in calculating a U.S. holder’s foreign tax credit limitation. Subject to limitations under U.S. federal income tax law concerning credits or deductions for foreign taxes and certain exceptions for short-term and hedged positions, any Brazilian withholding tax will be treated as a foreign income tax eligible for credit against a U.S. holder’s U.S. federal income tax liability (or at a U.S. holder’s election, may be deducted in computing taxable income if the U.S. holder has elected to deduct all foreign income taxes for the taxable year). The limitation on foreign taxes eligible for the U.S. foreign tax credit is calculated separately with respect to specific “baskets” of income. For this purpose, for taxable years beginning before January 1, 2007, the dividends on the class A preferred shares or ADSs should generally constitute “passive income”, or in the case of certain U.S. holders, “financial services income”, and, for taxable years beginning after December 31, 2006, the dividends should generally constitute “passive category income”, or in the case of certain U.S. holders, “general category income.” The rules with respect to foreign tax credits are complex, and U.S. holders are urged to consult their own tax advisors regarding the availability of the foreign tax credit under their particular circumstances.
     Subject to the discussion under “—Information Reporting and Backup Withholding,” a Non-U.S. holder of class A preferred shares or ADSs generally will not be subject to U.S. federal income or withholding tax on dividends received on such shares or ADSs, unless such income is effectively connected with the conduct by such Non-U.S. holder of a trade or business in the United States.

Sale, Exchange or Other Disposition of Class A Preferred Shares or ADSs
     A deposit or withdrawal of class A preferred shares by a holder in exchange for an ADS that represent such shares will not result in the realization of gain or loss for U.S. federal income tax purposes. A U.S. holder generally will recognize capital gain or loss upon a sale, exchange or other disposition of a class A preferred share or ADS held by the U.S. holder or the depositary, as the case may be, in an amount equal to the difference between the U.S. holder’s adjusted basis in our class A preferred share or ADS (determined in U.S. dollars) and the U.S. dollar amount realized on the sale, exchange or other disposition. If a Brazilian tax is withheld on the sale, exchange or other disposition of a share, the amount realized by a U.S. holder will include the gross amount of the proceeds of that sale, exchange or other disposition before deduction of the Brazilian tax. In the case of a non-corporate U.S. holder, the maximum marginal U.S. federal income tax rate applicable to capital gain will generally be lower than the maximum marginal U.S. federal income tax rate applicable to ordinary income (other than, as discussed above, certain dividends) if such holder’s holding period for such class A preferred share or ADS exceeds one year (i.e., such gain is a long-term capital gain). Capital gain, if any, realized by a U.S. holder on the sale or exchange of a class A preferred share or ADS generally will be treated as U.S. source income for U.S. foreign tax credit purposes. Consequently, in the case of a disposition or deposit of a class A preferred share or ADS that is subject to Brazilian tax, the U.S. holder may not be able to use the foreign tax credit for that Brazilian tax unless it can apply the credit against U.S. tax payable on other income from foreign sources in the appropriate income category, or, alternatively, it may take a deduction for the Brazilian tax if it elects to deduct all of its foreign income taxes. The deductibility of capital losses is subject to limitations under the Code.
     The initial tax basis of class A preferred shares or ADSs to a U.S. holder is the U.S. dollar value of the reais-denominated purchase price determined on the date of purchase. If our class A preferred shares or ADSs are treated as traded on an “established securities market,” a cash basis U.S. holder, or, if it elects, an accrual basis U.S. holder, will determine the dollar value of the cost of such class A preferred shares or ADSs by translating the amount paid at the spot rate of exchange on the settlement date of the purchase. The conversion of U.S. dollars to reais and the immediate use of that currency to purchase class A preferred shares or ADSs generally will not result in taxable gain or loss for a U.S. holder.
     With respect to the sale or exchange of class A preferred shares or ADSs, the amount realized generally will be the U.S. dollar value of the payment received determined on (i) the date of receipt of payment in the case of a cash basis U.S. holder and (ii) the date of disposition in the case of an accrual basis U.S. holder. If our class A preferred shares or ADSs are treated as traded on an “established securities market,” a cash basis taxpayer, or, if it elects, an accrual basis taxpayer, will determine the U.S. dollar value of the amount realized by translating the amount received at the spot rate of exchange on the settlement date of the sale.
     Subject to the discussion below under “—Information Reporting and Backup Withholding,” a Non-U.S. holder of class A preferred shares or ADSs generally will not be subject to U.S. federal income or withholding tax on any gain realized on the sale or exchange of such shares or ADSs unless (i) such gain is effectively connected with the conduct by such Non-U.S. holder of a trade or business in the United States or (ii) in the case of any gain realized by an individual Non-U.S. holder, such holder is present in the United States for 183 days or more in the taxable year of such sale or exchange and certain other conditions are met.
Passive Foreign Investment Company Rules
     A Non-U.S. corporation will be classified as a “passive foreign investment company”, or a PFIC, for U.S. federal income tax purposes in any taxable year in which, after applying certain look-through rules, either (1) at least 75 percent of its gross income is “passive income” or (2) at least 50 percent of the average value of its gross assets is attributable to assets that produce “passive income” or is held for the production of passive income. Passive income for this purpose generally includes dividends, interest, royalties, rents and gains from commodities and securities transactions.
     Based on certain estimates of its gross income and gross assets and the nature of its business, our company believes that it will not be classified as a PFIC for its taxable year ended December 31, 2006. The company’s status in future years will depend on its assets and activities in those years. The company has no reason to believe that its assets or activities will change in a manner that would cause it to be classified as a PFIC for the taxable year ended

December 31, 2007 or any future year, but there can be no assurance that the company will not be considered a PFIC for any taxable year. If we were a PFIC, a U.S. holder of class A preferred shares or ADSs generally would be subject to imputed interest charges and other disadvantageous tax treatment with respect to any gain from the sale or exchange of, and certain distributions with respect to, the shares or ADSs (including the loss of the potential reduced tax rate on certain dividends described above).
     If we were a PFIC, a U.S. holder of class A preferred shares or ADSs could make a variety of elections that may alleviate certain of the tax consequences referred to above, and one of these elections may be made retroactively. However, it is expected that the conditions necessary for making certain of such elections will not apply in the case of the class A preferred shares or ADSs. U.S. holders should consult their own tax advisers regarding the tax consequences that would arise if the company were treated as a PFIC.
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
     Backup withholding is not an additional tax. You generally will be entitled to credit any amounts withheld under the backup withholding rules against your U.S. federal income tax liability or a refund of the amounts withheld provided the required information is furnished to the Internal Revenue Service in a timely manner.
The above description is not intended to constitute a complete analysis of all tax consequences relating to ownership and disposition of class A preferred shares or ADSs. Prospective purchasers should consult their own tax advisors concerning the tax consequences of their particular situations.
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
     In order to mitigate the market risks to which we are exposed, we used and we may use foreign currency, interest rate, commodity derivative instruments, cash and receivables. At December 31, 2006, we had foreign exchange options with an aggregate notional amount of R$654.2 million maturing on February 23, 2007. At December 31, 2006, we had cross-currency interest rate swaps with an aggregate notional amount of R$920.9 million maturing between February 16, 2007 and June 28, 2012. These cross-currency interest rate swaps match certain of our foreign currency-denominated debt obligations.
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
     At December 31, 2006, we had US$493.4 million in U.S. dollar-denominated cash equivalents and other investments, which may partially offset the effects of any depreciation of the real against the U.S. dollar on our ability to service our U.S. dollar-denominated debt to the extent of these U.S. dollar-denominated cash equivalents and other investments.
Interest Rate Risk
     Our variable interest rate exposure is primarily subject to the variations of the TJLP rate and the CDI rate for real-denominated borrowings and short-term cash investments.
     As a result of strong worldwide GDP growth and favorable price levels of commodities, Brazil registered a commercial surplus of US$46.1 billion, the largest in Brazil’s history, despite the substantial appreciation of the real in relation to the U.S. dollar during 2006. This surplus, together with strong primary surpluses in the federal budget, contributed to a substantial improvement in investors’ perception of Brazil country risk. Moreover, Brazil reduced its level of indebtedness, prepaid its obligations with the IMF and increased its international reserves from US$53.8 billion at December 31, 2005 to US$85.8 billion at December 31, 2006.
     The Central Bank succeeded in controlling inflation within its targets and co-coordinating the expectations of economic agents. This strategy resulted in a strong decline in interest rates during 2006. Brazil’s GDP growth in 2006 was slightly ahead of worldwide growth levels, growing at an estimated 3.7% during 2006. With respect to Brazilian interest rates:
•	the short-term domestic CDI rate declined from 18.00% per annum at December 31, 2005 to 13.25% per annum at December 31, 2006;

•	the TJLP declined from 9.75% per annum at December 31, 2005 to 6.85% per annum at December 31, 2006; and

•	the IGP-M was 3.84% in 2006 compared to 1.20% in 2005.
     The table below provides information about our significant interest-rate sensitive instruments:

	Payment Schedule – Breakdown by Type of Interest Rate
	At December 31, 2006
	Expected Maturity Date
								Fair
	2007	2008	2009	2010	2011	Thereafter	Total	Value (1)
	(in millions of reais)
LIABILITIES:
Loans and financings (excluding debentures):
Fixed rate, denominated in U.S. dollars	106.0	202.9	9.6	9.6	2.0	2,358.2	2,688.3	6,721.5
Average interest rate	9.8%	9.8%	9.6%	9.6%	9.6%	9.3%	9.4%
Variable rate, denominated in U.S. dollars	170.0	119.7	53.4	1.0	2.0	1.0	347.1	950.4
Average interest rate (over LIBOR)	1.7%	1.4%	1.6%	1.6%	1.6%	1.6%	1.6%
Fixed rate, denominated in Japanese yen	0.9	0.4	—	—	—	—	1.3	2.8
Average interest rate	6.7%	6.7%					6.7%
Fixed rate, denominated in reais	3.1	7.6	15.3	15.3	15.3	68.7	125.3	123.1
Average interest rate	11.9%	11.9%	11.9%	11.9%	11.9%	11.9%	11.9%
Variable rate, denominated in reais (excluding debentures)	49.9	66.8	82.3	82.3	54.5	6.0	341.8	324.3
Average interest rate (over TJLP)	3.4%	3.5%	3.4%	3.3%	2.9%	1.3%	3.4%
Variable rate, denominated in reais (excluding debentures)	77.3	461.1	50.9	42.4	35.9	16.1	683.7	687.4
Average interest rate (% of CDI)	103.2%	103.5%	102.9%	102.9%	102.9%	102.9%	103.3%

Loans and financings (excluding debentures) before proportional consolidation	407.2	858.5	211.5	150.6	109.7	2,450.0	4,187.5	8,809.5
Loans and financings, of proportionally consolidated companies	246.7	18.3	48.8	42.7	18.1	27.6	402.2	402.2

Total loans and financings (excluding debentures)	653.9	876.8	260.3	193.3	127.8	2,477.6	4,589.7	9,211.7

Debentures:
Variable rate, denominated in reais	26.6	—	150.0	300.0	500.0	—	976.6	969.4
Average interest rate (% of CDI)	106.0%	106.0%	105.0%	103.6%	103.5%		104.9%
Variable rate, denominated in reais	1,130.8	—	—	—	—	—	1,130.8	1,113.3
Average interest rate (over TJLP)	5.00%						5.00%

Debentures before proportional consolidation	1,157.4	—	150.0	300.0	500.0	—	2,107.4	2,082.7
Debentures of proportionally consolidated companies	0.3	—	—	32.2	—	—	32.5	32.5

Total debentures	1,157.7	—	150.0	332.2	500.0	—	2,139.9	2,115.2

ASSETS:
Cash and cash equivalents and other instruments:
Variable rate, denominated in U.S. dollars	1,054.9	—	—	—	—	—	1,054.9	1,054.9
Variable rate, denominated in reais	724.8	—	—	—	—	—	724.8	724.8

	Payment Schedule – Breakdown by Type of Interest Rate
	At December 31, 2006
	Expected Maturity Date
								Fair
	2007	2008	2009	2010	2011	Thereafter	Total	Value (1)
	(in millions of reais)
Cash and cash equivalents and other investments, before proportional consolidation	1,779.7	—	—	—	—	—	1,779.7	1,779.7
Cash and cash equivalents and other investments of proportionally consolidated companies	181.3	—	—	—	—	—	181.3	181.3

Total cash and cash equivalents and other investments	1,961.0	—	—	—	—	—	1,961.0	1,961.0

(1)	Represents the net present value of the future cash flows from the obligations converted into reais at fair market value at December 31, 2006.
     In the event that the average interest rate applicable to our financial assets and debt in 2007 were 1% higher than the average interest rate in 2006, our financial income would increase by approximately R$7.0 million and our financial expenses would increase by approximately R$10.6 million.
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
     The table below provides information about our significant foreign currency exposure:

	Payment Schedule – Breakdown by Currency
	As of December 31, 2006
	Expected Maturity Date
								Fair
	2007	2008	2009	2010	2011	Thereafter	Total	Value (1)
	(in millions of reais)
LIABILITIES:
Loans and financings:
Loans and financings (excluding debentures):
Denominated in U.S. dollars	276.0	322.6	63.0	10.6	4.0	2,359.2	3,035.4	7,671.9
Denominated in Japanese Yen	0.9	0.4	—	—	—	—	1.3	2.8
Denominated in reais	130.3	535.5	148.5	140.0	105.7	90.8	1,150.8	1,134.8

Loans and financings (excluding debentures) before proportional consolidation	407.2	858.5	211.5	150.6	109.7	2,450.0	4,187.5	8,809.5
Loans and financings, of proportionally consolidated companies	246.7	18.3	48.8	42.7	18.1	27.6	402.2	402.2

Total loans and financings (excluding debentures)	653.9	876.8	260.3	193.3	127.8	2,477.6	4,589.7	9,211.7

Debentures:
Denominated in reais	1,157.7	—	150.0	332.2	500.0	—	2,139.9	2,115.2

Total debentures, including current portion	1,157.7	—	150.0	332.2	500.0	—	2,139.9	2,115.2

ASSETS:
Cash and cash equivalents and other investments:
Denominated in U.S. dollars	1,054.9	—	—	—	—	—	1,054.9	1,054.9
Denominated in reais	724.8	—	—	—	—	—	724.8	724.8

Cash and cash equivalents and other investments, before proportional consolidation	1,779.7	—	—	—	—	—	1,779.7	1,779.7

Cash and cash equivalents and other investments of proportionally consolidated companies	181.3	—	—	—	—	—	181.3	181.3

Total cash and cash equivalents and other investments	1,961.0	—	—	—	—	—	1,961.0	1,961.0

(1)	Represents the net present value of the future cash flows from the obligations converted into reais at fair market value at December 31, 2006.
     Our foreign currency exposure gives rise to market risks associated with exchange rate movements of the real against the U.S. dollar. Foreign currency-denominated liabilities at December 31, 2006 consisted primarily of U.S. dollar-denominated debt. Our foreign currency-denominated debt, including short-term debt and current portion of long-term debt, was R$3,117.3 million (US$1,458.0 million) at December 31, 2006 and R$2,790.6 million (US$1,305.2 million) at December 31, 2005. Our foreign currency exposure includes indebtedness of proportionally consolidated companies of R$80.6 million (US$37.7 million) at December 31, 2006 and R$72.7 million (US$34.0 million) at December 31, 2005. Our foreign currency exposure without the indebtedness of proportionally consolidated companies was R$3,036.7 million (US$1,420.3 million) at December 31, 2006 and R$2,717.9 million (US$1,271.2 million) at December 31, 2005. This foreign currency exposure is represented by debt in the form of notes, bonds, pre-export finance facilities and working capital loans. Our cash and funds available in U.S. dollars partially protect us against exposure arising from the U.S. dollar-denominated debt.
     In the event that the real were to devalue by 10% against the U.S. dollar during 2007 as compared to the real/U.S. dollar exchange rate at December 31, 2006, our financial expenses indexed to the dollar in 2007 would increase by approximately R$312 million and our financial income would increase by approximately R$108 million.
Commodity Prices
     Although the majority of our revenues are in reais, we do not currently hedge our exposure to changes in prices of naphtha, our principal raw material, which are linked to the Amsterdam-Rotterdam-Antwerp market price denominated in U.S. dollars. We do not hedge this exposure in part because a portion of our sales in 2006 were exports payable in foreign currencies and linked to the international market prices of these commodities, and in part because the prices of our polyethylene, polypropylene and PVC products sold in domestic markets generally reflect changes in the international market prices of these products. In periods of high volatility in the U.S. dollar price of naphtha or the real/U.S. dollar exchange rate, there is usually a lag between the time that the U.S. dollar price of naphtha increases or the U.S. dollar appreciates and the time that we can effectively pass on the resulting increased cost in reais to our customers in Brazil. Accordingly, if the U.S. dollar price of naphtha increases precipitously or the real devalues precipitously against the U.S. dollar in the future, we may not immediately be able to pass on all of the corresponding increases in our naphtha costs to our customers in Brazil, which could materially adversely affect our results of operations and financial condition. See “Item 3. Key Information—Risk Factors—Risks Relating to Our Company and the Petrochemical Industry.”
ITEM 12. DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES
     Not applicable.

PART II
ITEM 13. DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES
     Not applicable.
ITEM 14. MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS
     Not applicable.
ITEM 15. CONTROLS AND PROCEDURES
Disclosure Controls and Procedures
     Our chief executive officer, or CEO, and our chief financial officer, or CFO, are responsible for establishing and maintaining our disclosure controls and procedures. These controls and procedures were designed to ensure that information that we are required to disclose in the reports that we file under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the applicable rules and forms of the Commission, and that it is accumulated and communicated to our management, including our CEO and CFO, as appropriate to allow timely decisions regarding required disclosure. We performed an evaluation of the effectiveness of the design and operation of our disclosure controls and procedures as of December 31, 2006 under the supervision of our CEO and CFO. Based on our evaluation, our CEO and CFO concluded that our disclosure controls and procedures were effective as of December 31, 2006.
Management’s Annual Report on Internal Control over Financial Reporting and Report of Independent Registered Public Accounting Firm
     We are filing herewith our management’s report on internal control over financial reporting and the opinion thereon issued by our independent registered public accounting firm. Our management’s report on internal control over financial reporting is included in this annual report on page F-1 and the opinion issued by our independent registered public accounting firm is included in the report of PricewaterhouseCoopers Auditores Independentes that is included in this annual report on page F-3.
Changes in Internal Control over Financial Reporting
     There have been no changes in our internal control over financial reporting that occurred during the year ended December 31, 2006 that have materially affected or are reasonably likely to materially affect our internal control over financial reporting.
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

ITEM 16C. PRINCIPAL ACCOUNTANT FEES AND SERVICES
Audit And Non-Audit Fees
     The following table sets forth the fees billed to us by our independent registered public accounting firm, PricewaterhouseCoopers Auditores Independentes, during the fiscal years ended December 31, 2006 and 2005:

	Year ended December 31,
	2006		2005
	(in millions of reais)
Audit fees(1)	R$	15.0	R$	9.7
Audit-related fees(2)		1.3		1.9
Tax fees(3)		0.7		0.6

Total fees	R$	17.0	R$	12.2

(1)	Audit fees consist of the aggregate fees billed by PricewaterhouseCoopers Auditores Independentes in connection with the audit of our annual financial statements, interim audits, interim reviews of our quarterly financial information, issuance of comfort letters, procedures as related to audit of income tax provisions and related reserves in connection with the audit and review of financial statements and review of documents filed with the Brazilian Securities Commission and the Commission.

(2)	Audit-related fees consist of the aggregate fees billed by PricewaterhouseCoopers Auditores Independentes for internal control reviews.

(3)	Tax fees consist of the aggregate fees billed by PricewaterhouseCoopers Auditores Independentes for tax compliance reviews.
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
ITEM 16E. PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

				Total Number of	Maximum Number
				Share Purchased	of Shares that may
	Total Number	Average		as Part of Publicly	yet be Purchased
	of Shares	Price Paid		Announced Plans	Under the Plans or
Period	Purchased (1)	Per Share		or Programs	Programs (2)
January 1 through January 31, 2006	—	R$	—	—	—
February 1 through February 28, 2006	—		—	—	—
March 1 through March 31, 2006	—		—	—	—
April 1 through April 30, 2006	—		—	—	—
May 1 through May 31, 2006	2,868,500		15.56	2,868,500	12,428,128
June 1 through June 30, 2006	1,135,100		13.32	4,003,600	11,293,028
July 1 through July 31, 2006 (3)	1,288,920		12.15	4,528,200	10,768,428
August 1 through August 31, 2006	1,768,900		12.69	6,297,100	8,999,528
September 1 through September 30, 2006	3,633,900		13.78	9,931,000	5,365,628
October 1 through October 31, 2006	3,200,054		14.80	13,131,054	—
November 1 through November 30, 2006	—		—	—	—
December 1 through December 31, 2006	—		—	—	—
Total	13,895,374		14.05	13,131,054

(1)	All shares purchased were class A preferred shares.

(2)	On May 3, 2006, we announced that our board of directors had authorized a share repurchase program under which we were authorized to repurchase up to 13,896,133 class A preferred shares and up to 1,400,495 common shares at market prices over the São Paulo Stock Exchange at any time and from time to time prior to October 31, 2006. Shares that were repurchased are being held in treasury and may be resold or cancelled.

(3)	Includes (1) 524,600 class A preferred shares purchased under our share repurchase program at an average price per share of R$10.38, and (2) 764,320 class A preferred shares acquired from dissenting shareholders at an average price per share of R$13.36 in connection with our merger with Polialden on May 31, 2006.

PART III
ITEM 17. FINANCIAL STATEMENTS
     We have responded to Item 18 in lieu of responding to this item.
ITEM 18. FINANCIAL STATEMENTS
     Reference is made to Item 19 for a list of all financial statements filed as part of this annual report.
ITEM 19. EXHIBITS
     (a) Financial Statements
Braskem Financial Statements
Copesul Financial Statements
     (b) List of Exhibits
1.01	By-laws, as amended through April 2, 2007 (English translation).

2.01	Amended and Restated Deposit Agreement, dated as of September 17, 2003, among Braskem S.A., The Bank of New York and all holders and beneficial owners of ADSs evidenced by ADRs issued thereunder (incorporated by reference to Exhibit 4.01 to Form F-1 of Braskem S.A. filed on April 6, 2004).

2.02	Form of Certificate representing American Depositary Shares (incorporated by reference to Exhibit 4.02 to Form F-1 of Braskem S.A. filed on April 6, 2004).

2.03	The total amount of long-term debt securities of our company and its subsidiaries under any one instrument does not exceed 10% of the total assets of our company and its subsidiaries on a consolidated basis. We agree to furnish copies of any or all such instruments to the Commission upon request. 3.01 Memorandum of Understanding Regarding Shareholders Agreement, dated as of July 3, 2001, among Odebrecht Química S.A., Petroquímica da Bahia S.A. and Petrobras Química S.A. (English translation) (incorporated by reference to Exhibit 3.03 to Form 20-F of Braskem S.A. filed on June 30, 2003).

3.01	Memorandum of Understanding Regarding Shareholders Agreement, dated as of July 3, 2001, among Odebrecht Química S.A., Petroquímica da Bahia S.A. and Petrobras Química S.A. (English translation) (incorporated by reference to Exhibit 3.03 to Form 20-F of Braskem S.A. filed on June 30, 2003).
3.02	First Amendment to Memorandum of Understanding Regarding Shareholders Agreement, dated July 26, 2002, among Odebrecht S.A and Petrobras Química S.A., acknowledged by Petroquímica da Bahia S.A., Nordeste Química S.A. and the Registrant. (English translation) (incorporated by reference to Exhibit 3.04 to Form 20-F of Braskem S.A. filed on June 30, 2003).

3.03	Second Amendment to Memorandum of Understanding Regarding Shareholders Agreement, dated April 29, 2005, among Odebrecht S.A and Petrobras Química S.A., acknowledged by Nordeste Química S.A. and the Registrant. (English translation) (incorporated by reference to Form 6-K of Braskem S.A. filed on May 9, 2005)

3.04	Memorandum of Understanding Regarding Shareholders Agreement, dated July 20, 2001, among Odebrecht Química S.A., Petroquímica da Bahia S.A., PETROS—Fundação Petrobras de Seguridade Social and PREVI—Caixa de Previdéncia dos Funcionários do Banco do Brasil (English translation) (incorporated by reference to Exhibit 3.05 to Form 20-F of Braskem S.A. filed on June 30, 2003).

4.01	Share Purchase Agreement, dated as of April 6, 2006, between Braskem S.A., SPQ Investimentos e Participações Ltda., Sumitomo Chemical Company, Limited, and Itochu Corporation (incorporated by reference to Exhibit 4.01 to Form 20-F of Braskem S.A. filed on June 23, 2006).

4.02	Protocol and Justification of the Merger of Polialden Petroquímica S.A. into Braskem S.A., dated May 5, 2006 (English translation)(incorporated by reference to Exhibit 4.02 to Form 20-F of Braskem S.A. filed on June 23, 2006).

4.03	Protocol and Justification of the Merger of Politeno Indústria e Comércio S.A. into Braskem S.A., dated March 12 2007 (English translation)(incorporated by reference to Form 6-K of Braskem S.A. filed on March 19, 2007).

4.04	Share Purchase Agreement Between the Ipiranga Group Key Shareholders and Ultrapar dated March 18, 2007 (English summary)

4.05	Investment Agreement by and between Ultrapar Participações S.A., Braskem S.A. and Petróleo Brasileiro S.A. — Petrobras dated March 18, 2007 (English summary)

4.06	Amendment dated April 18, 2007 to the Investment Agreement by and between Ultrapar Participações S.A. and Braskem S.A. and Petróleo Brasileiro S.A. — Petrobras dated March 18, 2007 (English summary)

4.07	Private Instrument of Chattel Mortgage in Guarantee between Ultrapar, Braskem and Petrobras dated April 18, 2007 (English summary)

4.08	Shareholders Agreement, dated as of April 18, 2007, among Ultrapar Participações S.A., Petróleo Brasileiro S.A. – Petrobrás, Braskem S.A., Refinaria de Petróleo Ipiranga S.A., Distribuidora de Produtos de Petróleo Ipiranga S.A., Companhia Brasileira de Petróleo Ipiranga, Ipiranga Química S.A. and Ipiranga Petroquímica S.A. (English translation)

4.09	Memorandum of Understanding, dated March 18, 2007, among Petróleo Brasileiro S.A. – Petrobrás, Braskem S.A. and, as intervening party, Petrobrás Química S.A. (English translation)

4.10	Agreement for Maintenance of Reversibility of Operations, dated April 25, 2007, between Conselho Administrativo de Defesa Econômica – CADE and Braskem S.A. (English translation)

4.11	Naphtha and Gas Oil Purchase and Sale Contract, dated as of June 22, 1978, between Petróleo Brasileiro S.A. and the Registrant (English translation) (incorporated by reference to Exhibit 10.06 to Form F-1 of Braskem S.A. filed on April 6, 2004).

4.12	First Amendment to Naphtha and Gas Oil Purchase and Sale Contract, dated as of February 8, 1993, between

Petróleo Brasileiro S.A. and the Registrant (English translation) (incorporated by reference to Exhibit 10.07 to Form F-1 of Braskem S.A. filed on April 6, 2004).
4.13	Second Amendment to Naphtha and Gas Oil Purchase and Sale Contract, dated as of February 24, 2003, between Petróleo Brasileiro S.A. and the Registrant. (English translation) (incorporated by reference to Exhibit 10.08 to Form 20-F of Braskem S.A. filed on June 30, 2003).

4.14	Braskem S.A. Long-Term Incentive Plan (English translation)(incorporated by reference to Exhibit 4.23 to Form 20-F of Braskem S.A. filed on June 23, 2006).

4.15	Amendment and Restatement of Section 7 of Braskem’s Long-Term Incentive Plan, adopted at Extraordinary Shareholder’s Meeting on April 7, 2006 (English translation)(incorporated by reference to Exhibit 4.24 to Form 20-F of Braskem S.A. filed on June 23, 2006).

8.01	List of subsidiaries (incorporated by reference to note 4 to our audited consolidated financial statements included elsewhere in this annual report).

12.01	Certification of Principal Executive Officer dated June 29, 2005 pursuant to Exchange Act Rules 13a-15(e) and 15d-15(e)

12.02	Certification of Principal Financial Officer dated June 29, 2005 pursuant to Rules 13a-15(e) and 15d-15(e)

13.01	Certifications of Principal Executive Officer and Principal Financial Officer dated June 29, 2005 pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

SIGNATURES
     The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report to be signed on its behalf.

BRASKEM S.A.

By:	/s/ José Carlos Grubisich Filho

Name:	José Carlos Grubisich Filho
Title:	Chief Executive Officer
Date:	May 31, 2007

INDEX TO FINANCIAL STATEMENTS
Braskem Financial Statements
Copesul Financial Statements

Management’s Report On Internal Control over Financial Reporting
The management of Braskem S.A. (“Braskem” or the “Company”), including the CEO and CFO, is responsible for establishing and maintaining adequate internal control over financial reporting.
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
As disclosed in the Note 1 ((b)viii) of its consolidated financial statements, during the second quarter of 2006, Braskem completed the acquisition of Politeno Indústria e Comércio S.A. As provided under the Sarbanes-Oxley Act of 2002 and the applicable rules and regulations of the Securities and Exchange Commission, management has elected to exclude Politeno from this evaluation. Politeno is a wholly owned subsidiary whose total assets and total revenues represent 4.7% and 7.7%, respectively, of the related consolidated financial statement amounts as of and for the year ended December 31, 2006.
Braskem’s management has assessed the effectiveness of the Company’s internal control over financial reporting as of December 31, 2006 based on the criteria established in Internal Control – “Integrated Framework” issued by the Committee of Sponsoring Organizations of the Treadway Commission (“COSO”) and, based on such criteria, Braskem’s management has concluded that, as of December 31, 2006, the Company’s internal control over financial reporting is effective.

Braskem S.A
Management’s assessment of the effectiveness of the Company’s internal control over financial reporting as of December 31, 2006 has been audited by PricewaterhouseCoopers Auditores Independentes, an independent registered public accounting firm, as stated in their report which appears herein.

/s/ José Carlos Grubisich Filho

By:	José Carlos Grubisich Filho

Chief Executive Officer

/s/ Carlos José Fadigas de Souza Filho

Carlos José Fadigas de Souza Filho

Chief Financial Officer
Dated: May 31, 2007

Report of Independent Registered Public Accounting Firm
To the Board of Directors and Shareholders
Braskem S.A.
To the board of directors and shareholders of Braskem S.A.
We have completed integrated audits of Braskem S.A.’s 2006 and 2005 consolidated financial statements and of its internal control over financial reporting as of December 31, 2006 and an audit of its 2004 consolidated financial statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Our opinions, based on our audits, are presented below.
Consolidated financial statements
In our opinion, the accompanying consolidated balance sheets and the related consolidated statements of operations, of changes in shareholders’ equity, of changes in financial position and of cash flows present fairly, in all material respects, the financial position of Braskem S.A. and its subsidiaries (“the Company”) at December 31, 2006 and 2005, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2006 in conformity with accounting practices adopted in Brazil. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit of financial statements includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

Braskem S.A.
Accounting practices adopted in Brazil vary in certain significant respects from accounting principles generally accepted in the United States of America (“U.S. GAAP”). Information relating to the nature and effect of such differences is presented in Note 31 to the consolidated financial statements.
As described in Note 12 and 31 (q) to the consolidated financial statements, the Company changed the manner in which accounts for maintenance costs in 2006.
Internal control over financial reporting
Also, in our opinion, management’s assessment, included in the accompanying Management’s Report on Internal Control Over Financial Reporting, that the Company maintained effective internal control over financial reporting as of December 31, 2006 based on criteria established in Internal Control - on Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO), is fairly stated, in all material respects, based on those criteria. Furthermore, in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2006, based on criteria established in Internal Control – Integrated Framework issued by the COSO. The Company’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting. Our responsibility is to express opinions on management’s assessment and on the effectiveness of the Company’s internal control over financial reporting based on our audit. We conducted our audit of internal control over financial reporting in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. An audit of internal control over financial reporting includes obtaining an understanding of internal control over financial reporting, evaluating management’s assessment, testing and evaluating the design and operating effectiveness of internal control, and performing such other procedures as we consider necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinions.

Braskem S.A.
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
As described in Management’s Report on Internal Control Over Financial Reporting, management has excluded Politeno from its assessment of internal control over financial reporting as of December 31, 2006 because it was acquired by the Company in a purchase business combination during 2006. We have also excluded Politeno from our audit of internal control over financial reporting. Politeno is a wholly-owned subsidiary whose total assets and total revenues represent 4.7% and 7.7%, respectively, of the related consolidated financial statement amounts as of and for the year ended December 31, 2006.
/s/ PricewaterhouseCoopers
PricewaterhouseCoopers
Auditores Independentes
Salvador, Brazil
May 31, 2007

Braskem S.A. and its Subsidiaries
Consolidated Balance Sheets at December 31
In millions of reais

		(Reclassified)
	2006	2005
Assets

Current assets

Cash and cash equivalents (Note 4)	1,547.1	2,135.7
Other investments (Note 5)	413.9	145.8
Trade accounts receivable (Note 6)	1,594.9	1,493.3
Inventories (Note 7)	1,767.3	1,567.4
Taxes recoverable (Note 9)	408.1	324.9
Deferred income tax and social contribution (Note 17)	20.6	22.0
Advances to suppliers	64.7	40.0
Prepaid expenses	84.6	48.8
Other receivable	49.8	59.6

	5,951.0	5,837.5

Non-current

Long-term assets
Other investments (Note 5)	1.6	0.3
Trade accounts receivable (Note 6)	52.5	49.7
Inventories (Note 7)	22.9	75.8
Taxes recoverable (Note 9)	953.1	559.4
Deferred income tax and social contribution (Note 17)	377.0	273.0
Judicial deposits and compulsory loan (Note 10)	90.5	36.5
Related parties (Note 8)	40.7	40.6
Other assets	58.8	27.3

	1,597.1	1,062.6

Permanent assets
Investments (Note 11)
Joint-controlled companies	6.5	6.2
Associated companies	26.2	25.8
Other investments	14.1	34.2
Property, plant and equipment (Note 12)	6,688.7	6,364.4
Intangible assets (Note 12)	129.5	28.4
Deferred charges, including goodwill (Note 13)	1,891.2	2,231.7

	8,756.2	8,690.7

Total assets	16,304.3	15,590.8

Braskem S.A. and its Subsidiaries

Consolidated Balance Sheets at December 31
In millions of reais	(continued)

		(Reclassified)
	2006	2005
Liabilities and shareholders’ equity

Current liabilities
Suppliers	3,022.1	2,580.2
Loans and financing (Note 14)	653.9	1,120.4
Debentures (Note 15)	1,157.7	9.3
Salaries and payroll charges	148.9	136.0
Taxes, charges and contributions	122.8	192.2
Income tax and social contribution	14.4	19.0
Interest on own capital and dividends payable (Note 20 (f))	41.4	299.2
Advances from customers	26.7	42.0
Related parties (Note 8)		3.1
Insurance premiums payable	50.0	3.2
Other liabilities (Note 1(b))	269.0	39.6

	5,506.9	4,444.2

Non-Current liabilities

Long-term liabilities
Suppliers	21.4	29.7
Loans and financing (Note 14)	3,935.8	3,261.6
Debentures (Note 15)	982.2	1,599.3
Taxes and contributions (Note 16)	1,322.0	1,324.4
Related parties (Note 8)	4.8	3.0
Long-term incentives (Note 19)	2.3
Deferred income tax and social contribution (Note 17)	17.3	10.4
Private pension plans (Note 28)	64.2	65.1
Other liabilities	83.3	108.2

	6,433.3	6,401.7

Deferred income
Negative goodwill on investments in subsidiary companies	30.4	87.9

Minority interests	21.8	121.2

Shareholders’ equity (Note 20)
Capital	3,508.3	3,403.0
Capital reserves	408.7	396.8
Treasury shares	(255.6)	(15.0)
Revenue reserves	748.8	849.3
Retained earnings (accumulated deficit)	(98.3)	(98.3)

	4,311.9	4,535.8

Total liabilities and shareholders’ equity	16,304.3	15,590.8

The accompanying notes are an integral part of these financial statements.

Braskem S.A. and its Subsidiaries
Consolidated Statements of Operations
Years Ended December 31
In millions of reais, except amounts per shares

	2006	2005	2004
Gross sales
Domestic market	13,028.4	14,099.1	13,579.4
Foreign market	3,516.9	2,944.3	2,620.8
Taxes, freights and returns on sales	(3,552.6)	(3,968.3)	(3,810.7)

Net sales revenues	12,992.7	13,075.1	12,389.5
Cost of sales and services rendered	(10,792.1)	(10,361.7)	(9,223.0)

Gross profit	2,200.6	2,713.4	3,166.5

Operating expenses (income)
Selling	399.0	261.9	291.0
General and administrative	552.5	525.2	386.0
Depreciation and amortization	385.0	355.6	359.7
Other operating income, net (Note 24)	(186.1)	(22.8)	(43.0)

	1,150.4	1,119.9	993.7

Operating income before equity accounting and financial income	1,050.2	1,593.5	2,172.8

Equity accounting
Equity in the results of investees	0.8	1.3	0.7
Amortization of goodwill (negative goodwill), net	(57.8)	(152.5)	(152.7)
Foreign exchange variation	(1.4)	3.6	(9.6)
Tax incentives	20.5	39.2	44.9
Other	9.1	(1.4)	9.1

	(28.8)	(109.8)	(107.6)

Financial income (expenses) (Note 23)
Financial expenses	(1,097.9)	(675.8)	(1,307.2)
Financial income	159.5	(33.6)	68.6

	(938.4)	(709.4)	(1,238.6)

Operating income	83.0	774.3	826.6

Non-operating income (expenses), net (Note 25)	7.1	(25.2)	(29.8)

Income before income tax and social contribution	90.1	749.1	796.8

Income tax and social contribution
Current	(88.1)	(147.7)	(226.5)
Deferred	100.9	(29.6)	141.4

Income before minority interests	102.9	571.8	711.7
Minority interests	(1.6)	54.0	(24.6)

Net income for the year	101.3	625.8	687.1

Shares outstanding at the end of the year (thousands)	356,039	362,056	362,056

Net income per share at year end — R$	0.2845	1.7285	1.8978

The accompanying notes are an integral part of these financial statements.

Braskem S.A. and its Subsidiaries
Statement of Changes in Shareholders’ Equity
In millions of reais

		Capital reserves		Revenue reserves
							Retained earnings
		Tax		Legal	Retained	Treasury	(accumulated
	Capital	incentives	Other	reserve	earnings	shares	deficit)	Total
At December 31, 2003	1,887.4	743.7	0.6			(23.2)	(495.9)	2,112.6

Capital increase	1,515.6							1,515.6
Exchange of shares						8.2		8.2
Absorption of accumulated losses		(463.2)					463.2
Tax incentives		63.7						63.7
Prescribed dividends							0.7	0.7
Interest on own capital							(170.0)	(170.0)
Net income for the year							687.1	687.1
Appropriations:
Legal reserve				34.6			(34.6)
Proposed dividends							(34.2)	(34.2)
Retained earnings					454.7		(454.7)

December 31, 2004	3,403.0	344.2	0.6	34.6	454.7	(15.0)	(38.4)	4,183.7

Tax incentives		52.0						52.0
Interest on own capital (Note 20 (f))							(270.0)	(270.0)
Net income for the year							625.8	625.8
Appropriations:
Legal reserve				34.3			(34.3)
Proposed dividends (Note 20 (e))							(55.7)	(55.7)
Retained earnings					325.7		(325.7)

December 31, 2005	3,403.0	396.2	0.6	68.9	780.4	(15.0)	(98.3)	4,535.8

Capital increase (Note 1 (b) and 20 (a))	105.3							105.3
Tax incentives		11.9						11.9
Repurchase of shares (Note 20 (c))						(240.6)		(240.6)
Effect of change in accounting practice (Note 12)							(164.9)	(164.9)
Transfer from reserve for absorption of prior year adjustments (Note 20(d))					(164.9)		164.9
Net income for the year							101.3	101.3
Appropriations:
Legal reserve				3.9			(3.9)
Proposed dividends (Note 20 (e))							(36.9)	(36.9)
Retained earnings					60.5		(60.5)

December 31, 2006	3,508.3	408.1	0.6	72.8	676.0	(255.6)	(98.3)	4,311.9

The accompanying notes are an integral part of these financial statements.

Braskem S.A. and its Subsidiaries
Consolidated Statements of Changes in Financial Position
Years Ended December 31
In millions of reais

	2006	2005	2004
Financial resources were provided by:
Operations
Net income for the year	101.3	625.8	687.1
Expenses (income) not affecting working capital:
Depreciation, amortization and depletion	962.4	841.5	798.1
Equity accounting
Equity in the results of investees	(0.8)	(1.3)	(0.7)
Amortization of goodwill (negative goodwill), net	57.8	152.5	152.7
Foreign exchange variation	1.4	(3.6)	9.6
Tax incentives	(20.5)	(39.2)	(44.9)
Adjustment to investments realization value	(11.4)	2.2	(16.0)
Impairment and disposal of long-lived assets	4.4	5.1	23.7
Long-term interest and monetary and exchange variations, net	90.4	(54.4)	(94.9)
Deferred tax expense (benefit)	(100.9)	29.6	(141.4)
Minority interest	1.6	(54.0)	24.6
Assignment of rights to use	(19.7)	(3.6)	(20.7)
Tax recovery	(94.5)
Other	(16.1)	(26.2)	67.2

Total resulting from operations	955.4	1,474.4	1,444.4

Shareholders
Capital increase	110.9	2.5	1,211.0
Advance for future capital increase		0.2	0.2
Exchange of treasury stock			8.2

	110.9	2.7	1,219.4

Third parties
Transfer from long-term receivables to current assets	168.3	66.4	516.7
Decrease in long-term assets	28.4	123.3	61.1
Increase in long-term liabilities	2,290.1	2,036.1	3,187.3
Dividends receivable	2.0	2.0
Tax incentives	32.4	91.4	112.5
Net working capital of merged companies	84.1
Other		5.9	0.6

	2,605.3	2,325.1	3,878.2

Total funds provided	3,671.6	3,802.2	6,542.0

Braskem S.A. and its Subsidiaries

Consolidated Statements of Changes in Financial Position
Years Ended December 31
In millions of reais	(Continued)

	2006	2005	2004
Financial resources were used for:
Dividends proposed and interest on own capital	66.2	331.3	209.8
Transfer from long-term liabilities to current liabilities	24.8	316.2	48.4
Transfer from long-term financing to current liabilities	1,767.8	504.2	2,172.3
Settlement of long-term financing	634.0	617.2	1,017.3
Decrease of current liabilities, net	4.3	117.8	55.5
Redemption of shares / debentures	192.7	9.1
Decrease in long-term liabilities	148.7	3.1	126.1
Increase in long-term receivables	202.4	507.7	123.7
Permanent assets
Investments	483.0	22.5	23.6
Property, plant, equipment and intangible assets	1,056.6	965.3	442.3
Deferred charges	40.3	87.6	549.4

Total funds used	4,620.8	3,482.0	4,768.4

Increase (decrease) in working capital	(949.2)	320.2	1,773.6

Changes in working capital

Current assets
At the end of the year	5,951.0	5,837.5	5,668.3
At the beginning of the year	5,837.5	5,668.3	4,167.4

	113.5	169.2	1,500.9

Current liabilities
At the end of the year	5,506.9	4,444.2	4,595.2
At the beginning of the year	4,444.2	4,595.2	4,867.9

	1,062.7	(151.0)	(272.7)

Increase (decrease) in working capital	(949.2)	320.2	1,773.6

The accompanying notes are an integral part of these financial statements.

Braskem S.A. and its Subsidiaries
Consolidated Statements of Cash Flows
Years Ended December 31
In millions of reais

	2006	2005	2004
Net income for the year	101.3	625.8	687.1
Adjustment to reconcile net income to cash provided:
Depreciation, amortization and depletion	962.4	841.5	798.1
Amortization of goodwill (negative goodwill), net	57.8	152.5	152.7
Equity in earnings of associated companies	(0.8)	(1.3)	(0.7)
Tax incentives	(20.5)	(39.2)	(44.9)
Foreign Exchange variation on investments	1.4	(3.6)	9.6
Adjustment to realization value of investments	(11.4)	2.2	(16.0)
Loss on permanent assets disposed of	1.4	2.2	23.7
Interest and monetary and exchange variations, net	(1.3)	(133.1)	(336.2)
Minority interest	1.6	(54.0)	24.6
Tax recovery	(94.5)
Deferred tax expense (benefit)	(100.9)	29.6	(141.4)
Other	5.3	(30.9)	26.0

Decrease (increase) in assets:
Effect of merger on cash of subsidiaries (i)	8.8
Other investments	(347.1)	(82.1)	47.8
Trade accounts receivable	53.9	161.7	(451.7)
Fair market value of derivative financial instruments			(4.1)
Inventories	(148.2)	(51.5)	(389.6)
Taxes recoverable	(462.5)	(130.3)	289.4
Prepaid expenses	(56.7)	16.0	29.6
Other receivables	(34.6)	(30.1)	28.1
Increase (decrease) in liabilities:
Suppliers	415.0	485.1	1,152.1
Taxes and contributions payable	(66.5)	(79.3)	174.3
Tax incentives	32.4	91.2	112.5
Advances from customers	(24.4)	(0.6)	(212.3)
Other liabilities	133.4	(52.4)	(42.7)

Net cash provided by operating activities	405.3	1,719.4	1,916.0

Proceeds from sale of permanent assets	0.9	1.8
Additions to investments	(222.7)	(34.0)	(23.6)
Additions to property, plant, equipment and intangible assets	(953.0)	(930.2)	(704.4)
Additions to deferred charges	(40.3)	(87.6)	(287.2)
Dividends received	2.0	2.0	0.8

Net cash used in investing activities	(1,213.1)	(1,048.0)	(1,014.4)

Braskem S.A. and its Subsidiaries

Consolidated Statements of Cash Flows
Years Ended December 31
In millions of reais	(Continued)

	2006	2005	2004
Short-term debt
Issuances	2,793.5	948.3	2,059.9
Repayment	(3,613.8)	(2,338.8)	(4,595.7)
Long-term debt
Issuances	2,235.8	1,624.7	2,454.2
Repayment	(659.1)	(617.2)	(991.6)
Quotas (shares) subject to mandatory redemption		400.0	88.3
Related parties
Issuances	0.2	0.2	39.9
Repayment	(4.1)	(124.7)	(109.2)
Dividends paid to shareholders and minorities	(343.4)	(208.7)	(4.9)
Share issue	5.4	2.5	1,211.0
Treasury share re-issuances (purchases)	(192.7)		8.2
Other	(2.6)	(16.0)	5.9

Net cash provided by (used in) financing activities	219.2	(329.7)	166.0

Increase (decrease) in cash and cash equivalents	(588.6)	341.7	1,067.6

Represented by
Cash and cash equivalents, beginning of year	2,135.7	1,794.0	726.4
Cash and cash equivalents, end of year	1,547.1	2,135.7	1,794.0

Increase (decrease) in cash and cash equivalents	(588.6)	341.7	1,067.6

Supplemental information

Cash paid during the year for:
Interest	537.0	508.0	1,029.4
Income taxes	1.6	16.8	13.9
Major non-cash transactions:
(i)	Issue of Company shares and use of treasury shares to acquire minority interests in its subsidiaries (Note 1 (b)) affecting minority interests and share capital;
The accompanying notes are an integral part of these financial statements.

Braskem S.A. and its Subsidiaries
Notes to the Consolidated Financial Statements
at December 31, 2006, 2005 and 2004
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

The Company’s operations are structured in four business units: Basic Petrochemicals, Polyolefins, Vynils and Business Development.

(b)	Formation of Braskem

Since its inception on August 16, 2002, the Company has undergone a major corporate restructuring process, disclosed to the market through material event notices. The major developments during 2004, 2005 and 2006 can be summarized as follows:
(i) Copene Monômeros Especiais S.A.
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
(ii) Acquisition of minority interests of Polialden
On December 14, 2004, the Board of Directors approved the use of 505,050,433 Class A preferred shares of the Company, held in treasury, to be exchanged for 47,846,610 preferred shares of the subsidiary Polialden Petroquímica S.A. (“Polialden”), held with third parties. In this transaction, the Company recorded negative goodwill of R$ 28.8.

Braskem S.A. and its Subsidiaries
Notes to the Consolidated Financial Statements
at December 31, 2006, 2005 and 2004
All amounts in millions of reais, unless otherwise indicated
(iii) Acquisition Companhia Alagoas Industrial S.A.’s shares
In February 2005, under a Share Purchase and Sale Agreement entered with Petrobras Química - Petroquisa S.A. (“Petroquisa”), the Company acquired 23,465,165 shares corresponding to 13.74% of the capital of Companhia Alagoas Industrial (“CINAL”), for
R$ 13.4. In this transaction, the Company recorded goodwill of R$ 0.4, fully amortized since it is grounded in other economic reasons
(iv) Odebrecht Química S.A (“Odequi”)
The Extraordinary General Meeting, held on March 31, 2005, approved the legal merger of Odequi into Braskem.
(v) Petroquisa’s option to increase its share in the voting capital of the Company
On April 29, 2005, Odebrecht S.A. (“Odebrecht”), Nordeste Química S.A. (“Norquisa”), ODBPAR Investimentos S.A. (“ODBPAR”) and Petroquisa signed the second amendment of an agreement whereby Petroquisa was granted an option to increase its share in the voting capital of the Company by up to 30%, through the subscription of new shares in the equity interest (i) ownership interest in petrochemical companies located at the Triunfo Petrochemical Complex, in Rio Grande do Sul; and (ii) ownership interests in other petrochemical companies considered of a strategic nature by the Company.
The process was completed on March 31, 2006 when, in the absence of agreement on the terms and conditions, Petroquisa chose not to exercise the option to increase its percentage holding in the Company’s voting capital. Accordingly, Petroquisa’s interests remains at 10.02% and 8.45% of the voting and total capital of the Company, respectively.
(vi) Petroquímica Paulínia S.A.
At a meeting held on June 22, 2005, the boards of directors of the Company and Petroquisa approved capital expenditures of US$ 240.0 million to build a plant for the production of polypropilene in Paulínia, São Paulo. The investment will be made through the joint venture company Petroquímica Paulínia S.A. (“Petroquímica Paulínia”), which was organized on September 16, 2005. On June 5, 2006, the Board of Directors of the Company approved an upward review in the investment amount to US$ 356 million.

Braskem S.A. and its Subsidiaries
Notes to the Consolidated Financial Statements
at December 31, 2006, 2005 and 2004
All amounts in millions of reais, unless otherwise indicated
(vii) Braskem Argentina S.R.L.
At a meeting held on November 8, 2005, the Board of Directors of the Company approved the organization of an entity in Argentina, named Braskem Argentina S.R.L. (“Braskem Argentina”), as a limited partnership, having as partners the Company and Braskem Distribuidora, holding 98% and 2% of the capital, respectively.
(viii) Acquisition Politeno Indústria e Comério S.A.’s shares
On April 4, 2006, Braskem acquired from Suzano Petroquímica, Sumitomo Chemical and Itochu Corporation 100% of the common and preferred shares of Politeno Indústria e Comércio S.A. (“Politeno”) held by those companies, which comprises 62.2% of the Politeno total share capital.
Braskem now holds 100% of the voting capital and 96.16% of the total capital of Politeno, a company located in the Northeast Petrochemical Complex, with an annual production capacity of 360 thousand metric tons of polyethylene. The initial consideration paid by Braskem was R$ 237.5, equal to US$ 111.3. This portion gave rise to a negative goodwill of R$ 73.4, subject to change upon determination of the final purchase price of the acquisition.
The final amount to be paid by the Company for the shares so acquired will be computed in November 2007, based on Politeno’s average performance over the 18 months subsequent to the execution of the purchase and sale agreement, in accordance with the difference between the prices of polyethilene and ethylene in the Brazilian market, audited by an independent firm appointed by the former shareholders. In order to record the commitment to pay for this acquisition, the Company projected the variables that will define the final price of the shares and, at December 31, 2006, recognized a provision to supplement the estimated price, stated in current liabilities, under “Other provisions and accounts payable”. This gave rise to a goodwill of R$ 79,8. The provision is subject to changes on account of the fluctuation of market prices and conditions up to the actual payment date.
(ix) Merger of Polialden
The Extraordinary General Meeting held on May 31, 2006 approved the merger of Polialden into the Company, through an exchange of shares and based on the book value of Polialden’s shareholders’ equity as of March 31, 2006, in the amount of R$ 289.9. The exchange ratio of Polialden shares for Braskem shares was determined based on the market value of shareholders’ equity as of March 31, 2006, according to appraisal reports issued by independent experts. This legal merger, resulted in the issuance of new shares by Braskem for the minorities which exchanged shares (note 20 a.) and cash payment by

Braskem S.A. and its Subsidiaries
Notes to the Consolidated Financial Statements
at December 31, 2006, 2005 and 2004
All amounts in millions of reais, unless otherwise indicated
Braskem to minorities who did not accept the share exchange in July 2006 (note 20 c) resulted in the acquisition of all outstanding minorities of Polialden. Previously Braskem had acquired control of Polialden and other minorities prior to 2004 and on December 14, 2004 (see note b (ii)), respectively, which resulted in goodwill at the date of the legal merger of R$337.3 and negative goodwill of R$28.8, respectively.

Braskem S.A. and its Subsidiaries
Notes to the Consolidated Financial Statements
at December 31, 2006, 2005 and 2004
All amounts in millions of reais, unless otherwise indicated
Shares in Polialden held by third parties were exchanged for Braskem class A preferred at the ratio of 33.62 shares of Braskem for each 1,000 shares in Polialden, which corresponded to an appreciation of 6.76% at the ratio derived from the appraisal reports of the market value of shareholders’ equity, as shown below:

	Braskem	Polialden
Current number of shares issued and outstanding	362,523,521	645,253,380
Market value of shareholders’ equity (in R$)	8,202,482,686.96	459,721,902.03
Value per share based on the market value of shareholders’ equity (in R$)	22.626	0.713
Exchange ratio – Shareholders’ equity at market values	31.49	1.00
Book value of shareholders’ equity (in R$)	4,650,559,014.63	289,940,899.44
Value per share based on the book value (in R$)	12.828	0.449
Ratio of exchange of Polialden preferred stock with Braskem class “A” preferred stock under the merger	33.62	1.00
The equity variations determined during the period from the merger base date and the actual merger were taken to the statement of operations of Braskem, as equity in the earnings.
The balance of goodwill as of the legal merger date amounted to R$ 337.3 and was supported by future profitability. Such amount was reclassified to deferred charges after the legal merger. Negative goodwill after the legal merger was no longer related to any investment and therefore the amount of R$53.0 was written off to the income statement under amortization of goodwill (negative goodwill), net.
Upon the merger of Polialden, the Company’s share capital was increased by R$ 105.3, through the issuance of 7,878,725 class A preferred shares. The Company’s share capital after the merger total R$ 3,508.3, consisting of 123,492,142 common shares, 246,107,138 class A preferred shares and 803,066 class B preferred shares (Note 20 (a)). These shares were fully entitled for distribution of net income in the current year.

Braskem S.A. and its Subsidiaries
Notes to the Consolidated Financial Statements
at December 31, 2006, 2005 and 2004
All amounts in millions of reais, unless otherwise indicated
(x) Cinal spin-off
From May 19, 2006 through June 9, 2006 the Company acquired 13.18 % of minorities interests of Cinal. The purchase price was R$ 10.9 and the goodwill recorded was R$ 0.1.
Following the acquisition, the Extraordinary General meeting held on July 20, 2006 approved the partial spin-off of Cinal and the related legal merger of Cinal’s industrial assets into the Company. This transaction did not generated any impact in the consolidated financial statements of the Company, because it was under common control.
(xi) Constitution of Braskem Europe B.V.
At a meeting held on September 29, 2006, the Board of Directors of the Company approved the constitution of an entity in Netherlands, named Braskem Europe B.V. (“Braskem Europa”), as a limited liability partnership, having the Company as partner holding 100% of the capital.
(c)	Administrative Council for Economic Defense — CADE

On September 14, 2005, CADE approved, by unanimous vote and with no restrictions, the transactions resulting in the formation of the Company in 2002, which had given rise to a notice of potential economic concentration.

On July 19, 2006, CADE approved, by unanimous vote, the acquisition of Politeno by the Company (Note 1(b)). CADE members took this decision based on their understanding that the Brazilian petrochemical industry is part of an international market and therefore the transaction do not threaten competition in Brazil.

(d)	Reverse share split and split of American Depositary Shares (“ADS”)

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
at December 31, 2006, 2005 and 2004
All amounts in millions of reais, unless otherwise indicated
As from May 16, 2005, the shares have been quoted and negotiated in unitary lots on the São Paulo Stock Exchange (“Bovespa”) and the New York Stock Exchange (“NYSE”), giving effect to the reverse share split and the change in the ratio for the ADSs, respectively.
The net income per outstanding share for each of the years presented in the consolidated Statements of Operations was as follows:

	Without giving effect	As presented after
	to the reverse share	giving effect to the
	split (per thousand	reverse share split
	shares)	(per share)
Year ended December 31, 2006		0.2845
Year ended December 31, 2005	6.9138	1.7285
Year ended December 31, 2004	7.5907	1.8977
(e)	Corporate governance

Braskem agreed to comply with Level 1 of the Corporate Governance Standards of the Bovespa, which mainly commits the Company to (i) improve information provided to the market; and (ii) to increase the percentage of capital available for trading in the market, which Braskem satisfied through the Global Offering in 2004, reaching approximately 47% of free float. The Company intends to reach Level 2 of Corporate Governance Standards of the Bovespa in due time.

Braskem S.A. and its Subsidiaries
Notes to the Consolidated Financial Statements
at December 31, 2006, 2005 and 2004
All amounts in millions of reais, unless otherwise indicated
2	Presentation of the financial statements

The financial statements have been prepared in accordance with the accounting practices adopted in Brazil (“Brazilian GAAP”), which are based on:
•	Brazilian Law N° 6404/76, as amended by Brazilian Law N° 9457/97 and Brazilian Law N° 10303/01;

•	the rules and regulations of the Brazilian Securities Commission (the “CVM”); and

•	the accounting standards issued by the Brazilian Institute of Independent Accountants (Instituto dos Auditores Independentes do Brasil – or “IBRACON”).
The consolidated financial statements prepared by the Company for statutory purposes, which include the stand-alone financial statements of Braskem S.A. (holding company), were filed with the CVM on February 8, 2007. The financial statements presented herein do not include the holding company’s stand-alone financial statements and are not intended to be used for statutory purposes.

The following reclassifications and procedures were made in 2005, for a better presentation and comparison among 2006 and 2005 in the financial statements:
•	In accordance with IBRACON Technical Interpretation 01/2006, beginning January 1, 2006 the amount of R$ 400.2 related to programmed maintenance shutdown was reclassified from deferred charges to property, plant and equipment; and

•	Pursuant to CVM Release 01/2006, the Company now presents liabilities related to quotas subject to mandatory redemption under loans and financing. Accordingly, the comparative 2005 balance sheet herein reflects the reclassification of R$ 629.5, for both short and long term liabilities.

Braskem S.A. and its Subsidiaries
Notes to the Consolidated Financial Statements
at December 31, 2006, 2005 and 2004
All amounts in millions of reais, unless otherwise indicated
These reclassifications and procedures for 2005 can be summarized as follows:

	Published		Reclassified
	2005	Reclassification	2005
Assets

Current assets
Deferred income tax and social contribution	2.4	19.6	22.0
Long-term assets
Deferred income tax and social contribution	292.6	(19.6)	273.0
Permanent assets
Property, plant and equipment	5,964.2	400.2	6,364.4
Intangible assets		28.4	28.4
Deferred charges	2,660.3	(428.6)	2,231.7
Current liabilities
Loans and financing – short-term	895.0	225.4	1,120.4
Quotas subject to mandatory redemption – short-term	225.4	(225.4)
Long-term liabilities
Loans and financing – long-term	2,857.5	404.1	3,261.6
Quotas subject to mandatory redemption – long-term	404.1	(404.1)
The financial statements for the year ended December 31, 2006 consider the full consolidation of Politeno as from April 1, 2006. The condensed balance sheets and statements of operations of Politeno are presented in Note 3 (g).

3	Significant accounting practices

These financial statements were approved by the Board of Directors of the Company on May 29, 2007.

(a)	Use of estimates

In the preparation of the financial statements, it is necessary to use estimates to record certain assets, liabilities and transactions. The Company’s financial statements include, therefore, various estimates regarding derivatives and the selection of the useful lives of property, plant and equipment, deferred charges amortization periods, as well as provisions for contingencies, income tax and other similar amounts.

(b)	Revenue recognition and other income statement items

Revenue is recognized for products sales when risk and title are transferred to the Company’s customers.

Braskem S.A. and its Subsidiaries
Notes to the Consolidated Financial Statements
at December 31, 2006, 2005 and 2004
All amounts in millions of reais, unless otherwise indicated
Title generally passes when the product is delivered to our customers or their freight carriers. Freight expenses are reported within net sales and amounted R$ 366.9, R$ 340.2 and R$ 285.4, in 2006, 2005 and 2004, respectively.

The provisions for income tax and value-added tax on sales and services (Imposto sobre Circulação de Mercadorias e Serviços, or “ICMS”) are recorded gross of the tax incentive portions, with the amounts related to tax exemption and reduction recorded within capital reserves.

Monetary and exchange variations of foreign currency assets and liabilities are classified as financial income and financial expenses, respectively.

The Company has recognized in the results of each year the change in market value for derivative instruments related to liabilities indexed to foreign currency or international interest rates. See Notes 22 and 23.

Advertising expenses are recorded when incurred and were not significant for the years presented herein.

Earnings per share are calculated based on the number of outstanding shares on the balance sheet date.

(c)	Current and non-current assets

Cash and cash equivalents consist principally of cash deposits and marketable securities or investments maturing within 90 days or less (Note (4)).

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
at December 31, 2006, 2005 and 2004
All amounts in millions of reais, unless otherwise indicated
The allowance for doubtful accounts is set up at an amount considered sufficient to cover probable losses on the realization of the receivables, taking into account the Company’s loss experience. In order to determine the overall adequacy of the allowance for doubtful accounts, we evaluate the amount and characteristics of our accounts receivable on a monthly basis.

Inventories are stated at average purchase or production cost, which is lower than replacement cost or realization value. Imports in transit are stated at the accumulated cost of each import. Inventories of consumable materials (“Warehouse”) are classified in current assets or long-term assets, considering their history of consumption.

Deferred tax assets are recognized in accordance with CVM Deliberation N° 273 and CVM Instruction N° 371, when recoverability is more likely than not. Valuation allowances are recorded for the amounts that will be recovered after ten years. Tax deductible goodwill generates an income tax benefit to the extent that it has been amortized.

Judicial deposits are stated net of the related contingent liabilities, pursuant to CVM Deliberation 489/05.

Other assets are shown at realizable values, including, where applicable, accrued income and monetary variations, or at cost in the case of prepaid expenses.

(d)	Permanent assets

Permanent assets are stated at cost indexed for inflation through December 31, 1995, and take into consideration the following:
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

Braskem S.A. and its Subsidiaries
Notes to the Consolidated Financial Statements
at December 31, 2006, 2005 and 2004
All amounts in millions of reais, unless otherwise indicated
•	Property, plant and equipment are shown at acquisition or construction cost and, as from 1997, includes capitalized interest incurred during the construction period. Capitalized interest is added to assets and depreciated as from the date they become operational;

•	Depreciation of property, plant and equipment is recorded on the straight-line basis at the rates mentioned in Note 12;

•	Amortization of deferred charges is recorded over a period of up to ten years, as from the time benefits begin to accrue;

•	As from January 2006, in accordance with IBRACON Technical Interpretation 01/2006, the Company records all programmed maintenance shutdown expenses in property, plant and equipment, as “Machinery, equipment and facilities”. Such stoppages occur at scheduled periods at intervals from two to six years and the related expenses are depreciated until the beginning of the next maintenance shutdown (Note 12); and

•	Impairment provisions are recorded when the projected operating income is not sufficient to absorb the depreciation or amortization of permanent assets. During 2004, the Company recorded an impairment provision of R$12.7, related to the fair market values of some machinery and equipment. No impairment provision was recorded in either 2006 and 2005.
(e)	Current and non-current liabilities

These liabilities are stated at known or estimated amounts, including accrued charges and monetary and exchange adjustments, as applicable.

Defined benefit pension plans are accounted for based on the calculations made by independent actuaries, based on assumptions provided by the Company.

Provisions are recorded based on (i) current legislation (even when management believes that this legislation may be considered unconstitutional); (ii) the need to eliminate contingent gains upon credit offsetting as a result of judicial claims; and (iii) estimated payments of indemnities considered probable.

(f)	Deferred income

Deferred income includes negative goodwill of merged companies, supported by the expected future profitability of those companies.

Braskem S.A. and its Subsidiaries
Notes to the Consolidated Financial Statements
at December 31, 2006, 2005 and 2004
All amounts in millions of reais, unless otherwise indicated
(g)	Consolidated financial statements

The consolidated financial statements were prepared in accordance with the consolidation principles set forth in the Brazilian corporate law and supplementary standards of CVM and include the financial statements of Braskem, its subsidiaries, jointly-controlled companies, and Special Purpose Entities (“SPE’s”) in which the Company has direct or indirect share control, as shown below:

			Interest in total
			capital - %
		Head
		office
		(country)	2006	2005	2004
Subsidiaries
Braskem Argentina	(i)	Argentina	100.00	100.00
Braskem America Inc. (“Braskem America”)	(ii)	USA	100.00	63.68	63.68
Braskem Distribuidora de Combustíveis Ltda.	(xiv)	Brazil	100.00	100.00	100.00
Braskem Europa	(iii)	Holland	100.00
Braskem Incorporated Ltd.		Cayman	100.00	100.00	100.00
		Islands
Braskem Participações S.A.		Brazil	100.00	100.00	100.00
Braskem International Ltd. (“Braskem International”)	(iv)	Bahamas		100.00	100.00
CINAL	(v)	Brazil	100.00	86.82	63.03
CPP — Companhia Petroquímica Paulista (“CPP”)		Brazil	79.70	79.70	90.71
Polialden	(vi)	Brazil		63.68	63.68
Politeno	(vii)	Brazil	96.16
Tegal Terminal de Gases Ltda. (“Tegal”)	(viii)	Brazil	95.83	90.79	90.79
Investimentos Petroquímicos Ltda. (“IPL”)	(xv)	Brazil		100.00	100.00
Braskem Importação e Exportação Ltda.		Brazil	100.00	100.00	100.00
Overseas	(xvi)	Cayman	100.00	100.00	100.00
		Islands
Lantana		Bahamas	100.00	100.00	100.00

Jointly-controlled companies	(ix)
CETREL S.A. — Empresa de Proteção Ambiental (“CETREL”)	(x)	Brazil	49.03	48.02	40.56
Companhia Petroquímica do Sul (“COPESUL”)		Brazil	29.46	29.46	29.46
Petroflex Indústria e Comércio S.A.		Brazil	20.12	20.12	20.12
Petroquímica Paulínia	(xi)	Brazil	60.00	60.00
Politeno	(vii)	Brazil		33.96	33.96

Special-purpose entities (“SPE’s”)	(xii)
Chemical Fundo de Investimento em Direitos Creditórios (“Fundo Chemical”)	(xiii)	Brazil	100.00	11.58	10.65
Chemical Fundo de Investimento em Direitos Creditórios (“Fundo Chemical II”)	(xiii)	Brazil	9.19	9.09
Fundo Parin		Guernsey	100.00	100.00
Guardian-Protected Cell Company (“Guardian”)	(xvii)	Guernsey		100.00	100.00
Sol-Fundo de Aplicação em Cotas de Fundos de Investimento (“FIQ Sol”)		Brazil	100.00	100.00	100.00

Braskem S.A. and its Subsidiaries
Notes to the Consolidated Financial Statements
at December 31, 2006, 2005 and 2004
All amounts in millions of reais, unless otherwise indicated

(i)	Including the interest of subsidiary Braskem Distribuidora, Braskem interest amounts to 100%.

(ii)	Became a direct subsidiary of Braskem after Polialden’s merger into the Company on May 31, 2006 (Note 1(c)).

(iii)	Start-up in September 2006 (Note 1(c)).

(iv)	Wound up in March 2006.

(v)	In June 2006, the Company acquired the remaining shares from minority stockholders (Note 1(c)).

(vi)	Merged into the Company on May 31, 2006 (Note 1(c)).

(vii)	Jointly-controlled entity until March 31, 2006. In the second quarter of 2006, the Company acquired the remaining share control of Politeno (Note 1(c)).

(viii)	Interest acquired from subsidiary.

(ix)	Investments proportionally consolidated, pursuant to CVM Instruction 247/96.

(x)	Including the interest of subsidiary CINAL, Braskem interest amounts to 53.61%. Jointly-controlled entity pursuant to the provisions of the stockholders’ agreement.

(xi)	Jointly-controlled entity as a result of shareholders’ agreement provisions.

(xii)	Investments consolidated in accordance with CVM Instruction 408/04.

(xiii)	Interest corresponding to subordinated quotas held by Braskem.

(xiv)	Upon the merger of IPL, the investment in Braskem Importação e Exportação is held by Braskem Distribuidora.

(xv)	Merged into Braskem Distribuidora in September 2006.

(xvi)	Company in process of winding up.

(xvii)	Fund wound up in October 2006.
In the consolidated financial statements, the intercompany investments and equity in the results, as well as the intercompany assets, liabilities, income, expenses and unrealized gains arising from transactions between consolidated companies have been eliminated.
Minority interest in the equity and in the results of subsidiaries has been segregated in the consolidated balance sheets and statements of operations for the consolidated years, respectively. Minority interests correspond to the respective participations in the capital of CPP, Politeno and Tegal.
Goodwill is classified to a specific account in permanent assets, in accordance with CVM Instruction 247/96. Negative goodwill is reclassified to “Deferred income”.
Pursuant to paragraph 1, article 23 of CVM Normative Instruction CVM 247/96 and authorization by CVM Letter SNC 004/2007, the Company has not proportionally consolidated the balance sheet of a pre-operating jointly-controlled company Companhia de Desenvolvimento Rio Verde – CODEVERDE, at December 31, 2006 and 2005. Codeverde has no operations to date and is accounted for under the equity method. Its balance sheet information does not show significant changes and does not affect, in any material aspect, the Company’s consolidated financial statements.

Braskem S.A. and its Subsidiaries
Notes to the Consolidated Financial Statements
at December 31, 2006, 2005 and 2004
All amounts in millions of reais, unless otherwise indicated
CODEVERDE balance sheet (unaudited) is summarized as follows:

	Unaudited
	2006	2005
Assets
Current assets	0.3	0.4
Non-current assets	0.1
Permanent assets	45.0	43.6

Total assets	45.4	44.0

Liabilities and stockholders’ equity
Current liabilities	0.1	0.1
Non-current liabilities	1.4	1.1
Shareholders’ equity	43.9	42.8

Total liabilities and stockholders’ equity	45.4	44.0

Braskem S.A. and its Subsidiaries
Notes to the Consolidated Financial Statements
at December 31, 2006, 2005 and 2004
All amounts in millions of reais, unless otherwise indicated
The balance sheets and statements of operations of jointly-controlled companies and SPE’s can be summarized as follows:

	Copesul			Cetrel (i)			Petroflex(i)
	2006	2005	2004	2006	2005	2004	2006	2005	2004
Assets
Current assets	1,261.8	907.9	754.0	25.5	24.3	27.8	605.0	499.5	591.2
Long-term receivables	154.6	154.9	294.8	12.3	15.0	12.9	31.3	29.1	35.8
Permanent assets	1,050.2	1,125.8	1,158.8	131.2	111.5	108.3	437.0	384.3	330.4

Total assets	2,466.6	2,188.6	2,207.6	169.0	150.8	149.0	1,073.3	912.9	957.4

Liabilities and shareholders’ equity
Current liabilities	840.7	701.6	745.7	20.3	20.9	26.4	390.7	474.9	363.7
Long-term liabilities	325.7	246.5	307.1	39.2	31.9	66.0	375.8	159.1	338.0
Shareholders’ equity	1,300.2	1,240.5	1,154.8	109.5	98.0	56.6	306.8	278.9	255.7

Total liabilities and shareholders’ equity	2,466.6	2,188.6	2,207.6	169.0	150.8	149.0	1,073.3	912.9	957.4

Statement of income
Net sales	6,299.2	5,552.6	5,374.1	106.2	98.2	81.8	1,361.5	1,373.2	1,306.0
Cost of goods sold and services rendered	(5,292.3)	(4,610.4)	(4,417.6)	(74.0)	(79.6)	(64.1)	(1,197.0)	(1,088.9)	(1,043.4)

Gross profit	1,006.9	942.2	956.5	32.2	18.6	17.7	164.5	284.3	262.6

Operating expenses, net	(117.5)	(151.1)	(155.3)	(19.7)	(11.1)	(25.3)	(131.3)	(160.8)	(134.0)
Non operating income (expenses), net	(4.3)	5.4	(0.8)	0.2	0.3	(1.1)	0.9	(1.5)	0.5

Income before income tax and social contribution	885.1	796.5	800.4	12.7	7.8	(8.7)	34.1	122.0	129.1
Income tax and social contribution	(269.9)	(230.5)	(242.0)	(2.5)	(0.7)		(8.1)	(33.7)	(30.5)

Net income for the year	615.2	566.0	558.4	10.2	7.1	(8.7)	26.0	88.3	98.6

(i)	Financial statements excluding non-mandatory asset revaluation effects, to conform to the Company accounting policies.

Braskem S.A. and its Subsidiaries
Notes to the Consolidated Financial Statements
at December 31, 2006, 2005 and 2004
All amounts in millions of reais, unless otherwise indicated

	Politeno (i)	Petroquímica Paulínia(ii)
	2005	2006	2005
Assets
Current assets	294.2	102.5	7.5
Long-term receivables	164.0
Permanent assets	191.3	115.5	58.2

Total assets	649.5	218.0	65.7

Liabilities and shareholders’ equity
Current liabilities	148.9	3.8
Long-term liabilities	11.0	84.0	17.7
Shareholders’ equity	489.6	130.2	48.0

Total liabilities and shareholders’ equity	649.5	218.0	65.7

Statement of income
Net sales	1,169.9
Cost of goods sold and services rendered	(950.2)

Gross profit	219.7

Operating expenses, net	(116.9)
Non operating income (expenses), net	(5.6)

Income before income tax and social contribution	97.2
Income tax and social contribution	(33.8)

Net income for the year	63.4

(i)	Financial statements excluding non-mandatory asset revaluation effects, to conform to the Company accounting policies.

(ii)	A development stage Company.

Braskem S.A. and its Subsidiaries
Notes to the Consolidated Financial Statements
at December 31, 2006, 2005 and 2004
All amounts in millions of reais, unless otherwise indicated

	Fundo Parin		Guardian		FIQ Sol			Fundo Chemical (i)			Fundo Chemical II (i)		Orion
	2006	2005	2005	2004	2006	2005	2004	2006	2005	2004	2006	2005	2004
Assets	538.0	560.6	1,002.8	994.3	395.2	545.6	402.1	6.1	228.3	226.2	442.6	444.6	553.7

Liabilities		0.2	0.5	0.1				0.2	0.3
Shareholders’ equity	538.0	560.4	1,002.3	994.2	395.2	545.6	402.1	5.9	228.0	226.2	442.6	444.6	553.7

Total liabilities and shareholders’ equity	538.0	560.6	1,002.8	994.3	395.2	545.6	402.1	6.1	228.3	226.2	442.6	444.6	553.7

Net income (loss) for the year	(14.8)	9.3	48.5	19.3	37.0	70.6	92.4	(19.0)	39.0	3.8	68.6	4.5	31.4

(i)	Fundo Chemical and Fundo Chemical II are receivables securitization funds. Such funds are considered SPEs and therefore consolidated for purposes of these financial statements. The senior quots of these funds with third-parties are recorded as liabilities in the consolidated financial statements (Note 2).

Braskem S.A. and its Subsidiaries
Notes to the Consolidated Financial Statements
at December 31, 2006, 2005 and 2004
All amounts in millions of reais, unless otherwise indicated
4	Cash and cash equivalents

	2006	2005
Cash and banks	140.2	142.0
Financial investments
Domestic	751.6	740.6
Foreign	655.3	1,253.1

	1,547.1	2,135.7

Domestic investments are mainly represented by quotas (shares) in a fund created exclusively for Braskem, which holds quotas of domestic investment funds, such as fixed income investment funds, investment fund quotas in credit rights, and other fixed-income securities Foreign investments mainly comprise highly liquid government securities. The fund amounts are highly liquid and are recorded at realizable values which are similar to fair value.
The Company maintains cash and cash equivalents sufficient to cover: (i) working capital needs; (ii) investments anticipated in the business plan; and (iii) adverse conditions that may reduce the available funds.
Such funds are allocated in order to: (i) have a return compatible with the maximum volatility determined by the investment and risk policy; (ii) obtain a high spread of the consolidated portfolio; (iii) avoid the credit risk arising from the concentration in a small number of investments; and (iv) follow the market interest rate changes both in Brazil and abroad.

Braskem S.A. and its Subsidiaries
Notes to the Consolidated Financial Statements
at December 31, 2006, 2005 and 2004
All amounts in millions of reais, unless otherwise indicated
5	Other investments

	2006	2005
Current assets
Fair market value of derivative instruments	27.6	19.8
Government securities issued abroad	311.1
Investment fund — time deposits	63.9	122.1
Subordinated quotas of investment fund — credit rights and other	11.3	3.9

	413.9	145.8

Long-term receivables
Other	1.6	0.3

	1.6	0.3

Total	415.5	146.1

The Company’s investment funds comprise a portfolio of foreign investment funds, the risk of which is regularly reassessed by the Company. These funds are recorded at fair value .
Braskem is the only quotaholder of the investment fund which comprises time deposits at Banco Credit Suisse First Boston (“CSFB”), maturing in June 2007.
6	Trade accounts receivable

	2006	2005
Customers
Domestic market	1,514.3	1,300.9
Foreign market	421.9	360.6
Discounted trade receivables	(119.7)
Advances on bills of exchange delivered	(15.8)	(31.2)
Allowance for doubtful accounts	(153.3)	(87.3)

	1,647.4	1,543.0
Non-current asset	(52.5)	(49.7)

Current assets	1,594.9	1,493.3

The Company has a policy of realizing domestic trade accounts, consisting of the transfer of its receivables to securitization funds which are considered SPEs and consolidated within these financial statements (Chemical I and II). See note (3(g)). These funds pay the Company earlier than the normal due date of these customer receivables.

Braskem S.A. and its Subsidiaries
Notes to the Consolidated Financial Statements
at December 31, 2006, 2005 and 2004
All amounts in millions of reais, unless otherwise indicated
In December 2006, the Company carried out a trade bill discount transaction with a financial institution, undertaking to reimburse it in the event of default of the customers.
Changes in the allowance for doubtful accounts are as follows:

	2006	2005	2004
At the beginning of the year	87.3	55.0	105.7
Addition for the full consolidation of Politeno	15.5
Additions classified as selling expenses	99.3	38.9	52.8
Recovery of credits provided	(48.6)	(6.7)	(0.4)
Write-off of bad debts	(0.2)		(102.4)
Exchange variation		0.1	(0.7)

At the end of the year	153.3	87.3	55.0

During 2004, management wrote off uncollectible receivables, which were fully provided for, in the amount of R$ 102.4. This write-off resulted in a decrease of trade accounts receivable and allowance for doubtful accounts in this amount.
7	Inventories

	2006	2005
Finished products and work-in-process	986.9	848.5
Raw materials, production inputs and packaging	393.4	407.9
Maintenance material (*)	344.6	347.2
Advances to suppliers	64.0	47.3
Imports in transit and others	17.6	10.2
Provision for adjustment to realization value	(16.3)	(17.9)

Total	1,790.2	1,643.2
Long-term maintenance material(*)	(22.9)	(75.8)

Current assets	1,767.3	1,567.4

(*)	Based on management’s expectation of utilization, part of the maintenance materials inventory was reclassified to long-term maintenance materials.
Advances to suppliers and expenditures for imports in transit mainly relate to the acquisition of petrochemical naphtha, which is the main raw material used by the Company. Changes provision for adjustment to realization value of inventories can be summarized as follows:

	2006	2005	2004
At beginning of the year	17.9	12.8
Additions and (reduction)charge to statement of operations	(1.6)	5.1	12.8

At the end of the year	16.3	17.9	12.8

Braskem S.A. and its Subsidiaries
Notes to the Consolidated Financial Statements
at December 31, 2006, 2005 and 2004
All amounts in millions of reais, unless otherwise indicated
8	Related parties

	Balances at December 31, 2006
		Long-term
	Current asset	receivables	Current liabilities			Long-term liabilities
	Trade
	accounts	Related			Related			Related
	receivable	parties	Suppliers	Debentures	parties	Suppliers	Debentures	Parties
Jointly-controlled companies
CETREL			0.6					2.0
Copesul	1.7		358.5
Petroflex	17.1

Associated company
Borealis	2.8

Related parties
Refinaria Alberto Pasqualini — REFAP S.A. (related party to Copesul)	1.2		5.8
Ipiranga Petroquímica S.A. (related party to Copesul)	4.6		1.0
CNO	7.7		6.7
Monsanto Nordeste S.A. (related party to CETREL)	0.2							2.8
ODBPAR				1,130.8
Petrobras	49.7	38.8	615.8			17.6
Petrobras Distribuidora S.A.	0.1		6.5
Petroquímica União S.A. (related party to Petroflex)			3.0
Unipar Comércio e Distribuidora S.A. ( related party to Petroflex)
Other		1.9

At December 31, 2006	85.1	40.7	997.9	1,130.8		17.6		4.8

Braskem S.A. and its Subsidiaries
Notes to the Consolidated Financial Statements
at December 31, 2006, 2005 and 2004
All amounts in millions of reais, unless otherwise indicated
Related parties (continued)

	Balances at December 31, 2005
			Long-term
	Current assets		receivables	Current liabilities			Long -term liabilities
	Trade
	accounts	Related	Related			Related		Related
	receivable	parties	parties	Suppliers	Debentures	parties	Suppliers	Parties
Jointly-controlled companies
CETREL				0.9		3.1
Copesul	0.4			353.2
Petroflex	41.4
Politeno	18.5

Associated company
Borealis	8.7

Related parties
Refinaria Alberto Pasqualini — REFAP S.A. (related party to Copesul)	7.9			0.3
Ipiranga Petroquímica S.A. (related party to Copesul)	12.5			0.5
CNO		0.6		12.3
Monsanto Nordeste S.A. (related party to CETREL)								3.0
ODBPAR					999.3
Petrobras	0.1		35.3	59.1			21.5
Petrobras Distribuidora S.A.	0.1			20.9			1.6
Other			5.3

At December 31, 2005	89.6	0.6	40.6	447.2	999.3	3.1	23.1	3.0

Braskem S.A. and its Subsidiaries
Notes to the Consolidated Financial Statements
at December 31, 2006, 2005 and 2004
All amounts in millions of reais, unless otherwise indicated
Related parties (continued)

	Transactions
	2006			2005			2004
		Utilities,			Utilities,			Utilities,
	Products	services and	Interest	Products	services and	Interest	Products	services and	Interest
	sales/	raw material	income and	sales/	raw material	income and	sales/	raw material	income and
	revenues	purchases	(expenses)	revenues	purchases	(expenses)	revenues	purchases	(expenses)
Subsidiary
Politeno
Jointly — controlled companies
Copesul	12.2	1,941.9		4.5	1,814.3	(1.7)	1.6	1,659.7	(42.5)
Cetrel	0.6	11.2		0.7	13.6		0.7	12.5
Petroflex	365.5		1.7	353.2			312.2
Politeno	166.7			696.0			623.1

Associated companies
Borealis	122.1			128.5			141.3

Related parties
Refinaria Alberto Pasqualini — REFAP S.A. (related party of Copesul)	22.8	264.9		35.8	636.5			114.3
Ipiranga Petroquímica S.A. (related party of Copesul)	555.5	5.7		1,207.2	25.6	1.2	504.8	28.2	2.0
Construtora Norberto Odebrecht S.A.		136.2			109.5			32.5
Nitroclor Produtos Químicos (related party of Cetrel)							0.8
Monsanto Nordeste S.A. (related party of Cetrel)	3.7						2.5
ODBPAR						(131.5)
Petrobras (*)	78.8	5,390.5	3.4		5,116.0	3.8		4,190.2
Petrobras Distribuidora S.A.		298.1			195.4		4.0	164.5
Petroquímica União (related party of Petroflex)		22.9
Pronor (related party of Cetrel)							1.6
Other	2.5								1.9

	1,330.4	8,071.4	5.1	2,425.9	7,910.9	(128.2)	1,592.6	6,201.9	(38.6)

(*)	The Company is dependent on Petrobras for supply of raw materials.

Braskem S.A. and its Subsidiaries
Notes to the Consolidated Financial Statements
at December 31, 2006, 2005 and 2004
All amounts in millions of reais, unless otherwise indicated
Trade accounts receivable and suppliers include the balances resulting from transactions with related parties, arising mainly from the following sales and purchases of goods and services:
Sales of Braskem:

Company	Products/inputs
Borealis / Cayman / Lantana / Braskem America	Thermoplastic resins
Braskem Inc.	Basic petrochemicals
Polialden / Politeno	Ethylene and utilities
Petroflex	Butadiene
Petrobras	Gasoline
Purchases of Braskem:

Company	Products/inputs/services
CINAL / Cetrel	Utilities, treatment and incineration of waste
Copesul	Ethylene, propane and utilities
Petrobras	Naphtha
Petrobras Distribuidora	Fuel
Polialden	Thermoplastic resins
CNO	Construction and maintenance services
Tegal	Gas storage services
Transactions with related parties are carried out at prices considering that (i) purchase and sale of ethylene are set in a manner that allocates the total gross margin between the first and second generation companies in proportion to the return on investments of each of the companies, and (ii) purchases of naphtha from Petrobras is negotiated with the Company and the petrochemical companies using a European market price as a benchmark.
During the year ended December 31, 2006, the Company also imported naphtha at a volume equal to 25 % of its consumption (year ended December 31, 2005 — 31%).
The related parties balance includes current account balances and notes payable to group companies, remunerated at 100% of CDI. The current accounts are used by the Company and its direct and indirect subsidiaries to centralize available cash in a central pool for settlement of their obligations. Financial charges on remittances and balances of the pool of funds are agreed upon by the account holders, considering the costs of funds charged to the individual participants by financial institutions, so that such charges are paid/transferred to the Company.

Braskem S.A. and its Subsidiaries
Notes to the Consolidated Financial Statements
at December 31, 2006, 2005 and 2004
All amounts in millions of reais, unless otherwise indicated
9	Taxes recoverable

	2006	2005
Excise tax (IPI) (standard operations)	63.0	69.2
Value-added Tax on Sales and Services (ICMS) (i)	936.3	556.9
Social Integration Program (PIS) and Social Contribution on Revenues (Cofins)	118.5	40.8
Import duty	22.4	18.2
Social Investment Fund (Finsocial)	12.1	14.5
PIS — Decrees-Law 2445 and 2449/88	62.0	60.2
Income tax and social contribution	56.9	62.3
Tax on Net Income — ILL	17.4	27.8
Other	72.6	34.4

Total	1,361.2	884.3
Current assets	(408.1)	(324.9)

Non-current assets	953.1	559.4

Zero-rated Excise Tax (IPI)
In the 1st quarter of 2005, the Company used up its IPI credits from acquisition of raw materials taxed at a zero rate, when related to transactions involving the establishments of merged company OPP Química S.A. (OPP Química) located in the State of Rio Grande do Sul. This excise tax credit derived from a lawsuit filed by OPP Química in July 2000 for full adoption of the non-cumulative tax principle to said establishments.
On December 19, 2002, the Federal Supreme Court (STF), based on past determinations of its Full Bench, judged an extraordinary appeal lodged by the National Treasury and affirmed the decision of the Regional Federal Court (TRF), 4th Circuit, recognizing the entitlement to an IPI tax credit from said acquisitions during a 10-year period prior to the filing date, plus monetary restatement and accrual of interest at the SELIC benchmark rate until actual use of these credits.
The STF determination was challenged by the National Treasury via special appeal known as agravo regimental, which is pending judgment by the 2nd Panel of STF. In this special appeal, the National Treasury is no longer challenging the company’s entitlement to the IPI tax credit from acquisition of raw materials taxed at a zero rate, but rather alleging some inaccuracies in the court determination as to non-taxed inputs and raw materials, the restatement of tax credits, and the respective calculation rate. According to the opinion of the Company’s legal advisors, all these aspects have already been settled in the STF and TRF court decisions favorably to OPP Química, or even in the STF full-bench precedents. For this reason, the special appeal referred to above poses no risk of changes in the Company’s entitlement to the tax credit, even though the STF itself is revisiting this matter in a similar lawsuit involving another taxpayer (this judgment is currently on hold).

Braskem S.A. and its Subsidiaries
Notes to the Consolidated Financial Statements
at December 31, 2006, 2005 and 2004
All amounts in millions of reais, unless otherwise indicated
In December 2002, OPP Química recorded the related tax credit of R$ 1,030.1, which was offset by the Company with IPI itself and other federal tax debts.
On September 28, 2006, the Company received four tax assessment notices based on the offset of those IPI tax credits at the Rio Grande do Sul establishments of merged company OPP and has filed its defense at the administrative level.
Two of these notices were issued solely to avoid forfeiture of the tax authorities’ right to dispute the use of tax credits for ten years before the filing of a lawsuit by the Company (R$ 308,6). However, the Company’s offset of tax credits is protected by the STF final and conclusive determination, which voids the content of said notices.
The other two notices, in the amount of R$ 791.4, allege that there is no favorable court decision supporting the Company’s use of tax credits deriving from future acquisition of raw materials. However, those court rulings did recognize the Company’s ongoing entitlement to offset its tax credits. In the opinion of its external legal advisors, it is not probable that the Company will lose against these cases and no provision has been recorded.
Similar lawsuits have also been filed by the Company’s branches located in the States of São Paulo, Bahia and Alagoas (Note 16 (ii)).
(i)	ICMS
The Company has recorded CMS tax credits, basically due to its high export volumes outgoing products subject to de deferred taxation. The Company ´s management is working on a number of actions aimed at optimal use of such credits, and currently no losses are currently no losses are expect from realization of those credits. Examples of these actions are:
.	Obtaining from the Rio Grande do Sul state authorities an authorization for transfer of these credits to third parties, as prescrided by the Agreement TSC 036 of 2006 (published in the Official Gazette on October 19, 2006).

.	Authorization from the State of Bahia Government to expand the percentage of reduction in the calculation basis of ICMS levied on imported petrochemical naphtha from 40% to 60%, pursuant to paragraphs 9 and 10, article 347 of the State of Bahia ICMS Regulation (Decree 9681/2005).

.	Increasing the ICMS tax base in connection with the sale of funds to refiner (from 40% to 100%), as per article 347 of the Bahia State ICMS Regulations.

Braskem S.A. and its Subsidiaries
Notes to the Consolidated Financial Statements
at December 31, 2006, 2005 and 2004
All amounts in millions of reais, unless otherwise indicated
.	Replacing the exports of co-products by domestic market transactions with identified clients.

.	Starting feedstock imports under specific customs prerogatives, thus ensuring a lower generation of ICMS credits.
Based on the projections of the Company ´s management concerning realization of those credits, which amounted to R$ 936.3 (2005 — R$ 556.9), the amounts of R$ 596.6 (2005 — R$ 349.2) were posted as concurrent assets.

Braskem S.A. and its Subsidiaries
Notes to the Consolidated Financial Statements
at December 31, 2006, 2005 and 2004
All amounts in millions of reais, unless otherwise indicated
10	Judicial deposits and compulsory loan — Long-term assets

	2006	2005
Judicial deposits
Tax contingencies	29.7	12.7
Labor and other claims	41.3	11.6

Compulsory loan
Eletrobrás	19.5	12.2

	90.5	36.5

Braskem S.A. and its Subsidiaries
Notes to the Consolidated Financial Statements
at December 31, 2006, 2005 and 2004
All amounts in millions of reais, unless otherwise indicated
11	Investments

(a)	Information on investments

	Number of shares of quotas held (thousands)
							Interest in		Interest in
	2006				2005	total capital (%)		voting capital (%)
	Common	Pref.
	shares	shares	Quotas	Total	Total	2006	2005	2006	2005
Jointly-controlled companies
Cetrel	730			730	715	49.03	48.02	49.03	48.02
CODEVERDE	9,755			9,755	9,639	35.55	35.52	35.55	35.52
Copesul	44,255			44,255	44,255	29.46	29.46	29.46	29.46
Petroflex	4,759	2,321		7,080	7,080	20.12	20.12	20.14	20.14
Petroquímica Paulínia	67,582			67,582	45,000	60.00	93.75	60.00	93.75
Politeno					22,466,167		33.96		33.96

Associated companies
Borealis	18,949			18,949	18,949	20.00	20.00	20.00	20.00
Rionil			3,061	3,061	3,061	33.33	33.33	33.33	33.33
Sansuy			271	271	271	20.00	20.00	20.00	20.00
Dividends proposed from Borealis amounts to R$ 10.0 for the year ended at December 31, 2005 (2006 — no dividends proposed).
Financial information’s from associated companies, excluding non-mandatory asset revaluation effects, to conform to the Company accounting policies are presented below:

			Adjusted shareholders’
	Adjusted net income (loss)		equity (unsecured
	for the year		liabilities)
	2006	2005	2006	2005
Associated companies
Borealis	13.7	13.4	117.9	114.15
Rionil	0.2		6.1	5.8
Sansuy	(10.2)	(12.7)	(25.4)	5.0

Braskem S.A. and its Subsidiaries
Notes to the Consolidated Financial Statements
at December 31, 2006, 2005 and 2004
All amounts in millions of reais, unless otherwise indicated

	Associated companies
					2006	2005
	Borealis	Rionil	Sansuy	Other	Total	Total
At January 1	22.8	2.0	1.0		25.8	4.9

Transfer of investment						22.1
Equity in the results	2.8		(1.0)		1.8	0.8
Dividends	(2.0)				(2.0)	(2.0)
Other				0.6	0.6

At December 31	23.6	2.0		0.6	26.2	25.8

Quotations of related parties shares listed on the São Paulo Stock Exchange are presented below:

			Quotation (R$)		Trading
	Type	Code	Dec/2006	Dec/2005	unit
Copesul	ON	CPSL3	38.10	27.9	1 share
Petroflex	ON	PEFX3	14.40	16.61	1 share
	PNA	PEFX5	14.85	16.26	1 share
At December 31, 2006, market value of Copesul and Petroflex amounts to R$ 1,686.1 and R$ 103.0, respectively.
(b)	Information on investments in the main jointly-controlled companies, included in proportionally consolidated under CVM Instruction 247

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

Politeno

As stated in Note 1(b)(viii), on April 4, 2006, the Company acquired the control of Politeno. As result, for dates and periods after April 4, 2006, the Company fully consolidates Politeno. Politeno is engaged in the manufacture, processing, direct or indirect sale, consignment, export, import and transportation of polyethylene and by-products, as well as the participation in other companies.

Braskem S.A. and its Subsidiaries
Notes to the Consolidated Financial Statements
at December 31, 2006, 2005 and 2004
All amounts in millions of reais, unless otherwise indicated
The main raw material for all of its products is ethylene, which is supplied by Braskem. Politeno operates an industrial plant in Camaçari — Bahia. Goodwill on this investment is based on future profitability and will be amortized up to August 2011.

Cetrel

The principal activities of Cetrel are to provide services related to environmental protection and controls to petrochemical companies. Goodwill on this investment is based on the fair value of assets and will be amortized up to July 2015.

Petroquímica Paulínia

On September 16, 2005, Braskem and Petroquisa formed Petroquímica Paulínia, which will be responsible for the implementation and operation of a new polypropylene plant to be built at Paulínia – São Paulo. This plant will use polymer-grade propylene supplied by Petrobrás as its main raw material. Operations are scheduled to start by the beginning of 2008, using advanced Braskem technology. The assignment of the right to use this technology gave rise to a gain of R$ 23.3 for the Company.

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

Braskem S.A. and its Subsidiaries
Notes to the Consolidated Financial Statements
at December 31, 2006, 2005 and 2004
All amounts in millions of reais, unless otherwise indicated
12	Property, plant and equipment, and Intangible assets

					Average
	2006			2005	annual
		Accumulated			depreciation
	Cost	depreciation	Net	Net	rates (%)
Property, plant and equipment

Land	61.3		61.3	43.4
Buildings and improvements	1,067.1	(475.0)	592.1	554.6	2.4
Machinery, equipment and facilities	9,086.3	(4,789.4)	4,296.9	4,609.7	7.6
Mines and wells	28.5	(23.7)	4.8	3.9	10.9
Furniture and fixtures	60.0	(43.5)	16.5	6.9	10.0
Information technology equipment	85.7	(63.8)	21.9	12.8	20.0
Maintenance stoppages in progress	77.8		77.8	103.1
Constructions in progress	1,523.8		1,523.8	960.1
Other	173.8	(80.2)	93.6	69.9	11.2

	12,164.3	(5,475.6)	6,688.7	6,364.4

Intangible assets

Brands and patents	0.7	(0.6)	0.1		10.0
Technology	45.8	(32.0)	13.8	18.1	10.0
Licensing rights for internal use of operating systems	131.7	(16.1)	115.6	10.3	10.0

	178.2	(48.7)	129.5	28.4

	12,342.5	(5,524.3)	6,818.1	6,392.8

Constructions in progress relates mainly to projects for expansion of the industrial units capacities, operating improvements to increase the useful lives of machinery and equipment, excellence projects in maintenance and production, as well as programs in the areas of health, technology and security.
At December 31, 2006, property, plant and equipment includes goodwill arising from legally merged companies in the net amount of R$ 819.8 (2005 — R$ 878.9), transferred in conformity with CVM Instruction 319/99.

Braskem S.A. and its Subsidiaries
Notes to the Consolidated Financial Statements
at December 31, 2006, 2005 and 2004
All amounts in millions of reais, unless otherwise indicated
As from January 1, 2006, in accordance with IBRACON Technical Interpretation 01/2006, the Company records all programmed maintenance shutdown expenses in property, plant and equipment, as “Machinery, equipment and facilities”. These expenses, which arise from partial or full production shutdown, occur at scheduled intervals from two to six years and are depreciated to production cost until the beginning of the next maintenance shutdown. Until December 31, 2005, such expenses were recorded as deferred charges and amortized to production cost through the beginning of the next shutdown.
Also, because of the adoption of Technical Interpretation 01/2006, in the first quarter of 2006, the Company recorded an increase in accumulated depreciation of machinery and equipment in the amount of R$ 164.9. As this is a change in accounting criterion and depreciation relating to years prior to 2006, this amount, was recorded under shareholders’ equity, as accumulated losses, as required by Technical Interpretation 01/2006.
13	Deferred Charges

					Average
	2006			2005	annual
		Accumulated			amortization
	Cost	amortization	Net	Net	rates (%)
Organization and system implementation expenses	381.9	(247.9)	134.0	163.4	20.0
Expenditures for structured transactions	382.5	(223.8)	158.7	223.8	20.0
Goodwill on acquisition of investments	2,379.5	(848.5)	1,531.0	1,768.9	14.2
Research and development	102.7	(54.8)	47.9	56.6	11.8
Pre-operating expenses and other items	25.9	(6.3)	19.6	19.0	13.5

	3,272.5	(1,381.3)	1,891.2	2,231.7

Goodwill on acquisition of investments is based on future profitability and is being amortized over up to ten years, according to the appraisal reports issued by independent experts. The recognition of goodwill within deferred charges is in conformity with CVM Instruction Nº 319 and Nº 247.
Goodwill amortization is recorded within depreciation and amortization and amounted to R$ 360.1 in 2006 (2005 – R$ 279.0). Included in these amounts is the goodwill amortization in respect of legally merged companies which totaled R$ 249.3 in 2006 (2005 – R$ 218.2).

Braskem S.A. and its Subsidiaries
Notes to the Consolidated Financial Statements
at December 31, 2006, 2005 and 2004
All amounts in millions of reais, unless otherwise indicated
14	Loans and financing

		Annual financial charges	2006	2005
Foreign currency

U.S. dollar – denominated notes and bonds		Note 14(a)	1,715.8	743.2

Advances on foreign exchange contracts	2006	USD exchange variation + interest of 5.60% or fixed interest of 7.11%	63.0
	2005	USD exchange variation + interest of 5.00% or fixed interest of 11.75%		36.3

Export prepayments		Note 14(b)	324.9	595.9

Medium — Term Notes		Note 14(c)	763.5	1,277.4

Raw material financing	2006	YEN exchange variation + fixed interest of 6.70%	1.3
	2005	YEN exchange variation + fixed interest of 6.90%		2.4
	2006	USD exchange variation + average interest of 5.73%	20.9
	2005	USD exchange variation + average interest of 6.68%		45.3
	2006	EUR exchange variation + average interest of 2.00% above LIBOR	1.8

Permanent asset financing	2006	USD exchange variation + interest of 9.73%	8.8
	2005	USD exchange variation + interest of 8.81%		20.2
	2006/2005	USD exchange variation + fixed interest of 7.14%	0.6	13.1

BNDES	2006	Average fixed interest of 10.00% + post-fixed restatement (UMBNDES)	40.9
	2005	Fixed interest of 10.43%+ post-fixed restatement (UMBNDES)		43.9
	2006/2005	USD exchange variation + average interest of 8.70%	3.1	2.5

Working capital	2006	USD exchange variation + interest of 8.10%	168.7
	2006	USD exchange variation + interest of 6.91%	4.0
	2005	USD exchange variation + average interest of 6.49%		10.4

Braskem S.A. and its Subsidiaries
Notes to the Consolidated Financial Statements
at December 31, 2006, 2005 and 2004
All amounts in millions of reais, unless otherwise indicated
Loans and financing (continued)

		Annual financial charges	2006	2005
Local currency

Working capital	2006/2005	Fixed interest of 13.42% + post-fixed restatement (CDI)	6.7	73.8

Investment fund in credit rights	2006/2005	Note 14(g)	422.3	646.3

Government Agency for Machinery and Equipment Financing (“FINAME”)	2006/2005	Fixed interest of 7.50% + TJLP	12.9	30.2

National Bank for Economic and Social Development (“BNDES”)	2006	Fixed interest of 4.00% +TJLP	346.0
	2005	Fixed interest of 3.94% +TJLP		145.1

Bank of the Northeast of Brazil (“BNB”)	2006	Fixed interest of 11.81%.	135.0
	2005	Fixed interest of 11.90%.		62.9

Government Agency for Studies and Projects (“FINEP”)	2006/2005	USD exchange variation + post-fixed restatement (TJLP)	83.6	31.5

Loan for acquisition of shares	2005	Fixed interest of 4.00% + post-fixed restatement (TJLP)		176.3

Project financing (NEXI)	2006/2005	YEN exchange variation + interest of 0.95% above TIBOR	281.9	283.6

Vendor			184.0	141.7

			4,589.7	4,382.0

Less: Current liabilities			(653.9)	(1,120.4)

Non-current liabilities			3,935.8	3,261.6

CDI	= Interbank Certificate of Deposit Rate.
UMBNDES	= BNDES Monetary Unit.
LIBOR	= London Interbank Offered Rate.
TJLP	= Long-term Interest Rate, published by the Brazilian Central Bank.
TIBOR	= Tokyo Interbank Rate.

Braskem S.A. and its Subsidiaries
Notes to the Consolidated Financial Statements
at December 31, 2006, 2005 and 2004
All amounts in millions of reais, unless otherwise indicated
(a)	U.S. dollar denominated notes and bonds

In April 2006, the Company issued perpetual bonds in an aggregate principal amount of US$ 200.0 million. These bonds bear annual interest of 9.00%, payable on a quarterly in arrears on January 28, April 28, July 28 and October 28 of each year, commencing on July 28, 2006. Funds raised were used for working capital purposes and acquisition of Politeno shares.

In September 2006, the Company issued bonds in an aggregate principal amount of US$ 275.0 million, with a 8% coupon and maturity in ten years. Funds raised were used mainly to repurchase 3rd tranche of the Medium-Term Notes (“MTN”) (Note 14 (c)).

The Company’s U.S. dollar denominated notes and bonds positions are summarized as follow:

	Amounts in		Interest
Date	US$ million	Maturity	% p.a.	2006	2005
Jun/1997	150.0	Jun/2007	9.00	321.1	351.6
Jul/1997	250.0	Jun/2015	9.38	35.5	39.0
Jun/2005	150.0	None	9.75	322.0	352.6
Apr/2006	200.0	None	9.00	435.2
Sep/2006	275.0	Jan/2017	8.00	602.0

				1,715.8	743.2

(b)	Export prepayments

The Company’s export prepayments positions are summarized as follow:

	Amount in
Date	US$ million	Maturity	Interest % p.a.	2006	2005
Dec/2002	97.2	Jun/2006	1.25 + 6-month LIBOR		37.3
Mar/2003	15.0	Mar/2006	2.10 + 6-month LIBOR		9.4
Jun/2004	200.0	Jun/2009	1.45 + 6-month LIBOR	268.2	410.7
Aug/2004	50.0	Oct/2006	3.00 + 3-month LIBOR		47.5
Jan/2005	45.0	Jan/2008	1.55 + 3-month LIBOR	44.3	87.1
Jan/2005	28.0	Jan/2008	1.66 + 6-month LIBOR	12.4	3.9

				324.9	595.9

Braskem S.A. and its Subsidiaries
Notes to the Consolidated Financial Statements
at December 31, 2006, 2005 and 2004
All amounts in millions of reais, unless otherwise indicated
(c)	Medium-Term Notes (“MTN”) program

The outstanding principal amounts of notes under the MTN program at December 31, 2006 and 2005 are as follows:

	Amount in
Issue	US$ million	Date	Maturity	Interest p.a.	2006	2005
3rd tranche	275.0	Nov/2003	Nov/2008	12.50%	197.5	657.7
4th tranche	250.0	Jan/2004	Jan/2014	11.75%	566.0	619.7

					763.5	1,277.4

To restructure its debt, the Company repurchased, in September 2006, part of the notes of the 3rd tranche, in the amount of US$ 184.6 million, corresponding to 67% of the original issue. The company paid to the holders, in addition to the principal, the amount relating to accrued and future interest at fair market value.
(d)	FINAME, BNDES and BNB

These loans relate to various transactions for the increase in production capacity, as well as environmental programs, operating control centers, laboratory and waste treatment stations. Principal interest and other financial charges are payable monthly up to June 2016.

In June 2005, a further BNDES credit line was approved, in the amount of R$ 384.6, of which at December 31, 2006 an amount of R$ 295.3 was used by the Company.

(e)	Loan for acquisition of shares

The Company borrowed funds to finance the acquisition of shares related to the acquisition from BNDESPAR of one billion shares of Braskem Participações S.A. in September 2001 by Nova Camaçari Participações S.A. This loan was fully paid in August 2006.

(f)	Project financing (NEXI)

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

Braskem S.A. and its Subsidiaries
Notes to the Consolidated Financial Statements
at December 31, 2006, 2005 and 2004
All amounts in millions of reais, unless otherwise indicated
As part of its risk management policy (Note 22), the Company entered into a swap contract in the total amount of these loans, which, in effect, change the annual interest rate and exchange variation to 101.59% of CDI for the tranche drawn down in March 2005, and 103.98% of CDI and 104.29% of CDI for two tranches drawn down in September 2005. The swap contract was signed with a leading foreign bank and its maturity, currencies, rates and amounts are perfectly matched to the financing contracts. The effect of this swap contract is recorded in financial results, under monetary variation of financing (Note 22).

(g)	Investment fund in credit rights

This financing arises from the consolidation of investment funds in credit rights (“FIDC”), named Chemical and Chemical II. FIDC raise funds by selling senior quotas with remuneration linked to the variation of CDI. FIDC’s charter also provide for the issuer subordinated quotas in order to maintain the respective asset balance. These quotas are remunerated in accordance with the funds profitability. At December 31, 2006, the subordinated quotas in these Fund were owned by the Company. With the resources available, the funds purchase trade bills issued by Braskem, taking into account the selection criteria prescribed by the FIDC manager (Note (6)).

In December 2006, the Chemical Fund redeemed its senior quotas (December 31, 2005 — R$ 201.6) and their remuneration was 113.5% of CDI.

The Chemical II fund issued the first tranche of senior quotas in December 2005, remunerated at 103.75% of CDI and redemption anticipated for December 2008. At December 31, 2006, the balance of these quotas amounted to R$ 401.4 (2005 – R$ 404.1).

(h)	Repayment schedule and guarantees

Long-term loans mature as follows:

	2006	2005
2007		348.5
2008	876.8	1,284.1
2009	260.3	157.3
2010	193.3	86.3
2011	127.8	49.4
2012 and thereafter	2,477.6	1,336.0

	3,935.8	3,261.6

Braskem S.A. and its Subsidiaries
Notes to the Consolidated Financial Statements
at December 31, 2006, 2005 and 2004
All amounts in millions of reais, unless otherwise indicated
For short and long-term financing, the Company has given guarantees as stated below:

		Total	Loan
	Maturity	guaranteed	Amount	Guarantees
BNB	Jan/2016	125.3	127.3	Machinery and equipment

BNDES	Jan/2012	302.8	302.8	Machinery and equipment

1st and 12nd series debentures	Jun/2009	1,282.5	2,107.4	Shares and credit rights

NEXI	Mar/2012	213.9	281.9	Insurance premium

FINEP	Mar/2012	76.6	76.6	Surety bond

Other institutions	Mar/2007 to Dec/2008	57.6	186.0	Surety/ endorsement and promissory notes

	Total	2,058.7	3,082.0

In December, 2006, the Company and Petroquisa entered into a supporting agreement with BNDES, under which Braskem and Petroquisa undertake to provide Petroquímica Paulinia on a pro-rata basis according to their percentage holdings in the capital of this company the funds required to cover any insufficiencies arising from Petroquímica Paulínia’s defaults. Accordingly, the Company may provide Petroquímica Paulínia with funds of up R$ 339.7 by way of capital contribution or loan. At December 31, 2006, the Company had given direct guarantee under financing of the jointly-controlled entitie Petroflex for R$ 6.4 (2005 – R$ 16.7). Those amounts corresponds to the maximum amount of potential future repayments (not discounted) that the Company may be required to make.
15	Debentures

The debentures activities can be summarized as follows:

	2006	2005
At January 1	1,608.6	1,172.8
Accrued interest and financial charges	248.6	229.4
Issuance	532.5	300.0
Repayments	(249.8)	(93.6)

Balance at the end of the year	2,139.9	1,608.6

Less: Current liabilities	(1,157.7)	(9.3)

Non-current liabilities	982.2	1,599.3

Braskem S.A. and its Subsidiaries
Notes to the Consolidated Financial Statements
at December 31, 2006, 2005 and 2004
All amounts in millions of reais, unless otherwise indicated
(a)	12th public issue

On September 29, 2004, the Company issued and sold the 12th series of its debentures in the aggregate principal amount of R$ 300.0. These debentures are not convertible into shares and have a final maturity date of June 1, 2009. At November 2006, the Company redeemed in advance 1,500 of the 12th series of debentures. Upon redemption, all of these debentures were cancelled.

(b)	13th and 14th public issues

On June 30, 2005, the Company issued and sold the 13th series of its non-convertible debentures, in an aggregate principal amount of R$ 300.0.

On September 1, 2006, the Company issued and sold the 14th series of its non-convertible debentures, in an aggregate principal amount of R$ 500.0.

(c)	Jointly-controlled company Petroflex issuance

In January 2006, the jointly-controlled company Petroflex issued and sold the 4th series of its public and non-convertible debentures, in an aggregate principal amount of R$ 160.0, comprising 16,000 debentures with unit value of R$ 10.0, maturity in December 2010 and remuneration of 104.5% of CDI.

The Company’s debentures positions are summarized as follows:

				Payment of annual
Issue	Unit value	Maturity	Annual financial charges	financial charges	2006	2005
1st (i)	R$10	Jul/2007	TJLP variation + interest of 5% p.a.	Upon maturity	1,130.8	999.3
4th (ii)	R$10	Dec/2010	104.00% of CDI	Triennial as from Jan/2009	32.5

12th	R$100	Jun/2009	117.00% of CDI	Biannually as from Dec/2004	151.7	304.9

13th	R$10	Jun/2009	104.10% of CDI	Biannually as from Dec/2005	303.1	304.4

14th	R$10	Sep/2011	103.50% of CDI	Biannually as from Mar/2007	521.8

					2,139.9	1,608.6

(i)	Private issue of debentures convertible into class A preferred shares and held by ODBPARINV (Note 8).

(ii)	Private issue of debentures not convertible into shares emitted by the jointly-controlled Petroflex.

Braskem S.A. and its Subsidiaries
Notes to the Consolidated Financial Statements
at December 31, 2006, 2005 and 2004
All amounts in millions of reais, unless otherwise indicated
16	Taxes and contributions payable – Long-term liabilities

		2006	2005
IPI credits offset
IPI – export credit	(i)	647.8	550.3
IPI – zero rate	(ii)	505.9	466.3
IPI – consumption materials and property, plant and equipment		54.7	37.7

Other taxes and contributions payable
PIS /COFINS — Law 9718/98	(iii)	146.8	316.1
Education contribution, SAT and INSS		37.1	40.8
PAES-Law 10684	(iv)	36.6	43.2
Other		21.5	9.8

(-) Judicial deposits		(128.4)	(139.8)

		1,322.0	1,324.4

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

(i)	IPI — export credit

The Company and its merged companies OPP Química, Trikem and Nitrocarbono challenges the term of effectiveness of the IPI tax credit (crédito-prêmio) introduced by Decree-law 491 of 1969 as an incentive to manufactured product exports. Most lower court decisions have been favorable, but such favorable decisions may still be appealed.

According to its external legal advisors, of the Company believes that the probability of losses are possible. The Superior Court of Justice (STJ) is currently entertaining an identical lawsuit lodged by another taxpayer (judgment is currently on hold). Most of the STJ justices who have cast their votes to date recognized that such tax benefit continued after 1983.

The liability was recorded to eliminate the contingent gain for the credits offset.

(ii)	IPI — Purchase of zero-rated materials

Merged companies OPP Química, Trikem and Polialden have filed lawsuits in the state of São Paulo, Bahia and Alagoas claiming IPI tax credits from acquisition of raw materials and inputs that are exempt, non-taxed or taxed at a zero rate. Most lower court decisions have been favorable, but such favorable decisions may still be appealed. The Company’s external legal advisors are of opinion that it is possible that we will lose these cases; the STF itself is

Braskem S.A. and its Subsidiaries
Notes to the Consolidated Financial Statements
at December 31, 2006, 2005 and 2004
All amounts in millions of reais, unless otherwise indicated
revisiting this matter as well. A liability has been recorded to eliminate the contingent gain recognized for the amounts offset with other federal taxes.

In entertaining another case over this same issue last February 2007, the STF found against the right to offset IPI tax credits at a zero rate, with a tight majority (6 to 5). This judgment is stayed, as the STF Justices will still deliberate on the effects of such decision. Given this shift in their once-established view, the STF should now define whether such new court determination will have retrospective or only prospective effects.

(iii)	PIS/COFINS — Law 9718 of 1998

The Company and its merged companies OPP Química, Trikem and Polialden have brought a number of lawsuits to challenge the constitutionality of the expansion in the calculation basis for the period from February 1999 to November 2002 for PIS and for the period from February 1999 to January 2004 for COFINS, and also the increase in the taxe rate from 2% to 3% for COFINS, increased through Law 9718 of 1998.

In February 2006, the company received a final and conclusive favorable decision to one of these actions initiated in March 1999. Accordingly, the Company reversed the provision totaling R$ 89.6 (Note 24).

As the STF Full Bench had ruled, in November 2005, that the increase in PIS and COFINS tax basis under law 9718/98 was unconstitutional, the Company based on the opinion of its legal advisors believes that it will probably prevail in these cases. The Company has recorded a provision of R$106.9 at December 31, 2006, for these cases, which fired court decisions.

Some of these lawsuits also challenged the increase of COFINS tax rates from 2% to 3%. Based on the opinion of its legal advisors, the Company stands probable chances of loss in this specific regard. This fact, and the recent unfavorable determination from the STF, led the Company to file for voluntary dismissal of this claim in most suits and settle the debt in cash. This procedure generated a positive result of R$ 13.8 based on reduction of fines and interests that had been recorded (Note 24).

(iv)	Special Installment Program — PAES — Law 10684/03

On May 30, 2003, Law N° 10684 was published, introducing the PAES program, which offers taxpayers with liabilities to the Federal Revenue Office or the National Treasury (that have been confessed or are being challenged in the courts) the option of paying their overdue tax obligations at February 28, 2003, in up to 180 consecutive monthly installments.

The legislation provides, among other benefits, for a 50% reduction in the fines on arreas as well as the utilization of the TJLP to update the installments due (replacing the usual SELIC rate wich is more onerous).

In August 2003, merged company Trikem opted to file a voluntary dismissal of the its lawsuit against the COFINS rate increase from 2% to 3% under Law 9718 of 1998, thus qualifying for the more favorable payment conditions under the PAES program instituted by Federal Law

Braskem S.A. and its Subsidiaries
Notes to the Consolidated Financial Statements
at December 31, 2006, 2005 and 2004
All amounts in millions of reais, unless otherwise indicated
10684 of 2003. The amount due is being paid in 120 monthly installments. The outstanding debt is R$ 43.2 as of December 31, 2006, being R$ 6.6 in current liabilities and R$ 36.6 in noncurrent liabilities (2005 – R$49.7, being R$6.6 in current liabilities and R$43.2 in noncurrent liabilities).
Even though the Company had met all legal requirements and payments were being made as and when due, the National Treasury Attorney’s Office (PFN) disqualified the Company for PAES on two different occasions, and the Company obtained a court relief reinstating it to PAES in these two events. In reliance on the opinion of its legal advisors, Management believes that the Company’s eligibility for these installment payments will be upheld as originally requested.

Braskem S.A. and its Subsidiaries
Notes to the Consolidated Financial Statements
at December 31, 2006, 2005 and 2004
All amounts in millions of reais, unless otherwise indicated
17	Income tax and social contribution on net income

(a)	Income tax reconciliation

	2006	2005	2004
Income before income tax and minority interest	90.1	749.1	796.8
Income tax and social contribution benefit (expense) at statutory rate 34%	(30.6)	(254.7)	(270.9)
Income tax on equity in earnings of associates	6.1	3.0	(15.4)
Non-deductible amortization of goodwill	(30.3)	(38.2)	(26.4)
Exempt exchange losses on foreign currency	(1.9)	(4.5)	(2.5)
Income tax incentives (Note 18(a))	5.6	15.5	17.0
Other permanent differences	(22.7)	25.9	(7.7)
Tax effect of Social Contribution tax exemption (c) below	5.7	70.6	65.1
Net change in valuation allowance	6.2	6.3	166.9
Tax on goodwill of merged subsidiary Polialden (Note 1(b))	75.9
Other	(1.2)	(1.2)	(11.2)

Income tax expense, per consolidated statement of operations	12.8	(177.3)	(85.1)

The Company recorded tax loss for the year ended December 31, 2006, therefore it is not entitled to recognize an income tax exemption for this fiscal year (2005 — R$ 44.2).

Braskem S.A. and its Subsidiaries
Notes to the Consolidated Financial Statements
at December 31, 2006, 2005 and 2004
All amounts in millions of reais, unless otherwise indicated
(b)	Deferred income tax

In accordance with a pronouncement issued by IBRACON on the accounting for income tax and social contribution, supplemented by CVM Instruction Nº 371, the Company has recognized deferred tax assets as follows:

	2006	2005
Deferred tax assets
Net operating loss carryfowards	162.2	110.3
Goodwill and deferred charges	100.4	37.8
Non-deductible accrued expenses and other temporary differences	146.9	165.0

Gross deferred tax assets	409.5	313.1

Valuation allowance	(11.9)	(18.1)

Total income tax	397.6	295.0

Less: current deferred tax assets	(20.6)	(22.0)

Long-term deferred tax assets	377.0	273.0

Deferred tax liabilities
Accelerated depreciation and other	(17.3)	(10.4)

Long-term deferred tax liabilities	(17.3)	(10.4)

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

Braskem S.A. and its Subsidiaries
Notes to the Consolidated Financial Statements
at December 31, 2006, 2005 and 2004
All amounts in millions of reais, unless otherwise indicated
(c)	Social contribution on net income (“CSLL”)

In view of the discussions over the constitutionality of Law 7689 of 1988, the Company and its merged companies OPP Química, Trikem and Polialden filed civil lawsuits against payment of social contribution.

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

The Company believes that it is reasonably possible that it will lose the appeals to maintain the Company’s exemption. If the appeals are not successful, the Company believes that the loss of the exemption would be effective only as from the date of a final unfavorable decision and may not be applied retroactively. For this reason, no liability has been recorded. However, we believe that it is reasonably possible that we will be required to pay these taxes retroactively. If a retroactive claim were made by the government, the exposure to the Company would be, at December 31, 2006, approximately R$ 743.0 (2005 – R$ 651.7), including interest but excluding fines.

18	Tax Incentives

(a)	Corporate income tax

Until calendar year 2011, the Company has the right to reduce by 75% the income tax on the profit arising from the sale of basic petrochemical products and utilities. The two Camaçari polyethylene plants have the same rights until calendar years 2011 and 2012. The polyvinylchloride (“PVC”) plant at Camaçari has the same right until 2013. The PVC plants in Alagoas and the polyethylene teraphthalate (“PET”) plant at Camaçari are exempt from corporate income tax calculated on the results of their industrial operations until 2008.

Braskem S.A. and its Subsidiaries
Notes to the Consolidated Financial Statements
at December 31, 2006, 2005 and 2004
All amounts in millions of reais, unless otherwise indicated
Productions of caustic soda, chloride, ethylene dichloride and caprolactama enjoy the benefit of the 75% decrease in the income tax rate up to 2012.

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

(b)	Value-added tax — ICMS

The Company has ICMS tax incentives granted by the States of Rio Grande do Sul and Alagoas, through the Company Operation Fund — FUNDOPEM and State of Alagoas Integrated Development Program - PRODESIN, respectively. These incentives are designed to foster the installation and expansion of industrial facilities in those States. The incentive determined for the year ended December 31, 2006 amounted to R$ 12.9 (2005 – R$ 7.8). The accounting treatment of such incentives is the same as that applied to the income tax incentive.

19	Long-term incentives

Braskem has developed a Long-Term Incentive Plan under which officers and employees involved in strategic programs are entitled to acquire certificates of investment.

The unit value of each certificate of investment was calculated based on the average closing price of Braskem class A preferred shares at BOVESPA from October 2005 to March 2006, and was equal to R$ 18.14.

As an incentive to purchase the certificate of investment, the participants receive a bonus of 1 certificate of investment for each certificate of investment purchased. This incentive is redeemable as from the fifth year at the ratio of 20% in the first year and 10% in subsequent years. The value of these units was determined based on the projected value of the Company class A preferred share.

The participants will be entitled to receive another certificate of investment with a return equivalent to the amount of dividends and/or interest on own capital attributed to the holders of each Braskem class A preferred share.

Braskem S.A. and its Subsidiaries
Notes to the Consolidated Financial Statements
at December 31, 2006, 2005 and 2004
All amounts in millions of reais, unless otherwise indicated
The cost of Alfa Units and estimated value of related Beta Units at December 31, 2006 are as follows:

	Number	Value
Investment Units
Issued (Alfa Units)	95,710	1.7
Granted as incentive (Beta Units)	95,710	0.6

Total	191,420	2.3

20	Shareholders’ Equity

(a)	Capital

At December 31, 2006, Braskem’s subscribed and paid-up capital was R$ 3,508.3, consisting of 123,492,142 common, 246,107,138 class A preferred and 803,066 class B preferred shares, all of them with no par value. At the same date, the Company’s authorized capital comprises 488,000,000 shares, of which 175,680,000 are common, 307,440,000 are class A preferred and 4,880,000 are class B preferred shares.

The Extraordinary General Meeting held on May 31, 2006 approved the Company’s capital increase by R$ 105.3 as a result of the merger of subsidiary Polialden (Note 1 (b)), through the issuance of 7,878,725 class A preferred shares. On that same date, the conversion of 2,632,043 class A preferred shares into common shares, at the ratio of 1:1 was also approved.

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
at December 31, 2006, 2005 and 2004
All amounts in millions of reais, unless otherwise indicated
All shareholders are entitled to an annual mandatory dividend of 25% of adjusted net income for the year, in accordance with the Brazilian Corporation Law.

As set forth in a shareholders’ agreement and memorandum of understanding, the Company has a target to distribute dividends corresponding to not less than 50% of the net income for the year, as long as the required reserve amounts are sufficient to allow for the efficient operation and development of the Company’s businesses. However the legal obligation of the Company remains to the mandatory dividend of 25%.

Under the terms of certain U.S. dollar-denominated debt (Notes 14(a) and 14(c)), the payment of dividends, interest on capital or any other profit sharing is limited to 50% of net income for the year, or 6% of the nominal value of the Class A and B preferred shares, whichever is higher.

(c)	Treasury shares

Braskem’s Board of Directors, at a meeting held on May 3, 2006 approved a Share Buyback Program, under which common and class A preferred shares in the Company were be acquired to be kept in treasury and subsequently sold and/or cancelled, with no reduction in capital.

Under the program, the Company acquired 13,131,054 class A preferred shares at the average cost of R$ 13.88. The low and high quotations during this period were R$ 9.97 and R$ 15.89 per share, respectively.

In July 2006, the Company also acquired 765,079 class A preferred shares from Polialden dissenting shareholders, which did not accept the exchange of shares made by the Company Note 1(b)(ix).

At December 31, 2006, the Company held in treasury 14,363,480 class A preferred shares (2005 – 467,347 shares) for a total value of R$ 255.6 (2005 – R$ 15.0).

(d)	Retention of revenue reserves

Braskem’s Shareholders, at a meeting held on March 28, 2006 approved the transfer of R$ 164.9 from revenue reserves to Retained Earnings (accumulated deficit) for absorption of prior year adjustments related to IBRACON Technical Interpretation 01/2006 (Note 12).

(e)	Appropriation of net income

In accordance with the Company’s by-laws, net income for each year, adjusted as provided by Law Nº 6404/76, will be appropriated as follows: (i) 5% for constitution of the legal reserve, not

Braskem S.A. and its Subsidiaries
Notes to the Consolidated Financial Statements
at December 31, 2006, 2005 and 2004
All amounts in millions of reais, unless otherwise indicated
exceeding 20% of capital; and (ii) 25% for payment of non-cumulative mandatory dividends, observing the legal and statutory advantages of the preferred shares.

Braskem S.A. and its Subsidiaries
Notes to the Consolidated Financial Statements
at December 31, 2006, 2005 and 2004
All amounts in millions of reais, unless otherwise indicated
When the priority dividend amount paid to the preferred shares is equal to or higher than 25% of the adjusted net income for the year, calculated in accordance with Article 202 of the Brazilian Corporation Law, the full payment of the mandatory dividend is carried out. If there is a remaining mandatory dividend after the payment of priority dividend, it will be used as follows: (i) in the payment to common shares of a dividend up to the limit of the priority dividend of preferred shares; and (ii) if there is a remaining balance in the distribution of an additional dividend to common shares and Class A preferred shares, on the same basis, so that each common share and Class A preferred share receive the same dividend.
The calculation of the dividends for 2006 and 2005 are as follows:

	2006	2005
Net income for the year	101.3	625.8
Excludes effect of consolidation adjustments (*)	(23.5)	60.0
Portion appropriated to legal reserve	(3.9)	(34.3)

Adjusted net income for the calculation of dividends	73.9	651.5

Distribution of profits:

Interest on own capital (Note 20(f))
Common shares — R$0.746		90.2
Class A preferred shares – R$0.746		179.4
Class B preferred shares – R$0.563		0.4

		270.0

Dividends proposed
Common shares — (2005 - R$0.154)		18.6
Class A preferred shares – R$0.159 (2005 – R$0.154)	36.8	37.1
Class B preferred shares – R$0.159	0.1

Total dividends proposed	36.9	55.7

Total interest on own capital and dividends	36.9	325.7

Amount allocated to revenue reserve	36.9	325.7

Minimum mandatory dividends - 25%	18.5	162.9

(*)	Recognizes income on intercompany’s transactions.
Dividends in respect of 2006 proposed by Braskem’s board of directors was approved by Braskem’s shareholders meeting held on March 28, 2007.
Retained earnings are linked to a capital budget included in the Company’s business plan, approved by the Board of Directors at a meeting held on December 14, 2006, and subsequently approved by the 2007 annual shareholders’ meeting held on March 28, 2007.

Braskem S.A. and its Subsidiaries
Notes to the Consolidated Financial Statements
at December 31, 2006, 2005 and 2004
All amounts in millions of reais, unless otherwise indicated
(f)	Interest on own capital

On December 29, 2005, pursuant to authorization from Braskem’s board of directors, Braskem’s executive officers approved the payment of interest on own capital in the amount of R$ 270.0, consisting of: (i) R$ 179.4 to holders of Class A preferred shares and holders of ADSs, corresponding to the gross amount of R$ 0.746145 per share and R$ 1.492290 per ADS; (ii) R$ 0.4 to the holders of Class B preferred shares, corresponding to the gross amount of R$ 0.563940 per share, equal to 6% of the share unit value, as provided in Article 9 of Braskem’s by-laws; and (iii) R$ 90.2 to the holders of common shares, corresponding to the gross amount of R$ 0.746145 per share. Payment started in april 18, 2006.

Interest on own capital was determined based on share ownership positions at December 31, 2005, applying such amount to priority and mandatory dividends for 2005, as prescribed by Law 9249/95 and paragraph 6, Article 44 of Braskem’s by-laws. Withholding income tax on interest credited was R$ 35.5 and the benefit for the Company regarding income tax was R$ 67.5.

For disclosure purposes, the expense for interest on own capital was reversed in the statement of operations and the reversal was recorded in operating expenses (income), and also reflected in the statement of changes in shareholders’ equity, pursuant to CVM Deliberation Nº 207.

21	Contingencies

(a)	Collective labor agreement

The chemical workers union in the Camaçari region (“SINDIQUÍMICA”) and the syndicate of chemical manufacturers in the same region (“SINPEQ”) are disputing in the courts whether the wage and salary indexation clause in their collective labor agreement was overruled by a 1990 economic policy law which restricted wage and salary increases. Braskem and Politeno and merged companies Trikem, Polialden and Nitrocarbono operated plants in the region in 1990 and are members of SINPEQ. The workers’ union is requesting that salaries and wages be adjusted retroactively and cumulatively since 1990. The most recent ruling by the STF, in December 2002, was favorable to SINPEQ and established that the economic policy law overruled the collective labor agreement. SINDIQUIMICA appealed this decision. In May 2005, the appeal was rejected by unanimous opinion. This decision is pending publication. Nevertheless, the decision is subject to reconsideration by the STF. On October 24, 2005, SINDIQUÍMICA filed a motion to review, which is pending judgment.

Braskem S.A. and its Subsidiaries
Notes to the Consolidated Financial Statements
at December 31, 2006, 2005 and 2004
All amounts in millions of reais, unless otherwise indicated
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

(b)	Holders of preferred shares

Some holders of Class “B” preferred shares issued by the Company under a tax incentive program are claiming that they are entitled to participate on equal conditions in the remaining profits with the holders of common and Class “A” preferred shares.

Polialden faced an identical issue with CVM; on August 10, 2000, the CVM Board sided with the Poliladen’s stance that “the dividends payable to preferred shares should range from 6% to 8% of the par value of such shares, or the equivalent to 25% of net profits at yearned, whichever is higher, as the company has done over the last 10 years. Such shares are not entitled to remaining profits, as the bylaws have clearly set the maximum dividens attaching to suche shares.”

Most court decisions already rendered in this regard have been favorable to the Company. Most of judicial deposits made by the Company have already been reversed to the Company and at December 31, 2006 there is only one judicial deposit at the historical value of R$ 0.8, which is related to the 2004 dividends.

The Company’s external legal advisors believe that the chances of loss in these cases are remote, based on opinions of its legal consuel, recent court decision in similar cases and CVM rulings on this specific issue. The Company continues to pay dividends accordiling the limiting payments at 6% of their par value or 25% of minimum mandatory dividends set forth in the Company’s bylaws.

(c)	Offsetting of tax credits

From May through October 2000, merged companies OPP Química and Trikem offset their own federal tax debts with IPI tax credits assigned by an export trading company (“Assignor”). These offsetting procedures were recognized by the São Paulo tax officials (DERAT/SP) through offset supporting certificates (“DCCs”) issued in response to an injunctive relief entered in a motion for writ of mandamus (“MS SP”). Assignor also filed a motion for writ of mandamus against the Rio de Janeiro tax officials (DERAT/RJ) (“MS RJ”) for recovery of IPI tax credits and their use for offsetting with third-party tax debts, among others. The MS SP was dismissed without prejudice, confirming the Rio de Janeiro administrative and jurisdictional authority to rule on Assignor’s tax credits.

Braskem S.A. and its Subsidiaries
Notes to the Consolidated Financial Statements
at December 31, 2006, 2005 and 2004
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

Braskem S.A. and its Subsidiaries
Notes to the Consolidated Financial Statements
at December 31, 2006, 2005 and 2004
All amounts in millions of reais, unless otherwise indicated
Both, Assignor and the Company commenced a number of judicial and administrative proceedings to defend the lawfulness and validity of those offsetting procedures, and the legal advisors to both companies believe the chances of success in those cases are probable, mostly in light of the indisputable validity and liquidity of those credits as confirmed in a specific audit conducted by DERAT/RJ.

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

In January 2006, the Company was ordered to post bond in aid of execution of the tax claim referred to above. This bond was tendered in the form of an insurance policy currently under negotiation between the Company, Assignor and insurance companies.

The Company believes, based on the advice of its external legal advisors that the chances of success in all claims listed above are probable. Nevertheless, if the Company is eventually defeated in all those cases, it will be entitled to full recourse against Assignor concerning all amounts paid to the National Treasury, as per the assignment agreement executed in 2000.

(d)	National Social Security Institute — INSS

The Company is a party to several social security claims totaling R$ 164.8 as of December 31, 2006 (2005 — R$ 169.9). Out of these sums, the Company has made judicial deposits of R$ 15.1, and R$ 18.2 are secured by a portion of the Company’s inventory. Based on the opinion of its outside legal counsel, the Company believes that the chances of loss for the remaining amounts are remote and therefore, no provision has been recorded.

(e)	Other court disputes involving the Company and its controlled companies

The Company is party to a civil lawsuit filed by a former caustic soda customer, claiming amounts, at December 31, 2006, of R$ 25.8 (2005 – R$131.0). Braskem’s management, supported by the opinion of its external legal advisors, believe that chance of losses are remote and, for this reason, no provisions have been recorded.

Braskem S.A. and its Subsidiaries
Notes to the Consolidated Financial Statements
at December 31, 2006, 2005 and 2004
All amounts in millions of reais, unless otherwise indicated
In the second quarter of 2005, the Petrochemical and Chemicals Companies Employees Union of Triunfo (RS) and Camaçari (BA) brought labor actions claiming payments in respect of overtime. On those lawsuits it has been filed the proper defense and the Company does not expect any losses in these action.

The Company is defendant in an arbitration in the City of Rio de Janeiro commenced by a freightage company. Recently, the arbitrators asked for a technical expert opinion on the subject matter and extent of the dispute, which was estimated at R$ 29.0. However, in reliance on the opinion of legal advisors sponsoring the Company interests in this arbitration. The Comapny believes that the Company is likely to prevail, and for this reason no amounts were provisioned for this regard.

As of December 31, 2006, the Company is defendant in approximately 1,200 labor claims, including those mentioned in the paragraph above, totaling approximately R$ 260.2 (2005 – R$ 223.4). Based on the opinion of its external legal advisors, the Company has provided a provision of R$ 21.9 at December 31,2006 (2005 – R$ 12.3) for the probable losses in these claims.

For the civil and labor cases entailing a probable defeat, the Company has provisioned for R$ 21.9 (2005 – R$12.0)

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
at December 31, 2006, 2005 and 2004
All amounts in millions of reais, unless otherwise indicated
on exchange contracts of up to six months and advances on export contracts; and (ii) 75% of the debt not linked to exports (non-trade finance).

Braskem S.A. and its Subsidiaries
Notes to the Consolidated Financial Statements
at December 31, 2006, 2005 and 2004
All amounts in millions of reais, unless otherwise indicated
(b)	Exposure to foreign exchange risks

The Company has long-term loans and financing to finance its operations, including cash flows and project financing. A substantial part of the long-term loans and financing is denominated in U.S. dollars (Note 14).

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

Braskem S.A. and its Subsidiaries
Notes to the Consolidated Financial Statements
at December 31, 2006, 2005 and 2004
All amounts in millions of reais, unless otherwise indicated
(f)	Derivative instrument transactions

As of December 31, 2006, the Company had the following derivative contracts:

				Market value (i)
Description	Maturity	Notional amount		Dec/06
Real / US$- Option (Put US$)	Feb/2007	US$	306.0	(11.6)
Real + CDI / Yen + Tibor (swap)	Mar/2012	R$	136.0	(45.2)
Real + CDI / Yen + Tibor (swap)	Jun/2012	R$	143.0	(22.8)
Real + CDI / US$(swap)	May/2007	US$	100.0	(24.3)
Real + CDI / US$(swap)	Feb/2007	US$	200.0	(19.1)
Tax Sparing I	Jun/2007	US$	134.0
Tax Sparing II	Jun/2015	US$	100.0	0.1
Return Swap	Dec/2007	US$	410.0	10.2
Benzene	Jan/2007	146.7 th.tons		(6.9)

(i)	The market value represents the amount receivable (payable) if transactions have been settled at December 31, 2006.
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
All outstanding derivative contracts are intended only to offset financial gains and losses (hedge) on other Company assets or liabilities. Accordingly, they are linked to purchases, sales, financial investment or debt agreements.

Braskem S.A. and its Subsidiaries
Notes to the Consolidated Financial Statements
at December 31, 2006, 2005 and 2004
All amounts in millions of reais, unless otherwise indicated
23	Financial income (expenses)

	2006	2005	2004
Financial income:
Interest income	140.0	140.1	160.8
Monetary variation of financial investments, related parties and accounts receivable	48.1	17.7	12.8
Monetary variation of taxes recoverable	48.6	7.6	31.8
Gains on derivative transactions	114.1	45.7	125.8
Exchange variation on foreign currency assets	(204.2)	(288.8)	(335.3)
Other	12.9	44.1	72.7

	159.5	(33.6)	68.6

Financial expenses:
Interest on financing and related parties	(287.8)	(347.0)	(595.3)
Monetary variation on financing and related parties	(255.5)	(203.1)	(380.9)
Monetary variation and interest on taxes and suppliers	(178.5)	(169.7)	(137.1)
Losses on derivative transactions	(161.9)	(61.5)	(131.4)
Expenses with discounting transactions	(119.7)	(108.2)	(73.6)
Discounts granted	(138.0)	(88.4)	(80.7)
Exchange variation on foreign currency liabilities	333.4	556.9	425.4
Taxes and charges on financial transactions	(228.4)	(110.6)	(148.4)
Interest on capital		(270.0)	(170.0)
Reversal of interest on capital		270.0	170.0
Other	(61.5)	(144.2)	(185.2)

	(1,097.9)	(675.8)	(1,307.2)

Financial results, net	(938.4)	(709.4)	(1,238.6)

24	Other operating income (expenses)

	2006	2005	2004
Income (expenses)
Rental of facilities and assignment of right of use	45.4	3.9	20.7
Recovery of taxes (Note 16 (iii))	125.9	3.4	16.4
Recovery of costs and expenses/Inventory adjustments	(9.3)	10.5	1.6
Other operating income/(expenses), net	24.1	5.0	4.3

	186.1	22.8	43.0

Recovery of taxes represents reversals of provisions for contingencies for which final unappeable decisions have been received.

Braskem S.A. and its Subsidiaries
Notes to the Consolidated Financial Statements
at December 31, 2006, 2005 and 2004
All amounts in millions of reais, unless otherwise indicated
25 Non-operating income (expenses)

	2006	2005	2004
Income (expenses)
Increase in interest in investments	2.4	5.4	3.5
Sale of permanent assets	(0.5)	0.8	0.5
Reversal of (provision for) loss on investments		(4.3)	(5.5)
Provision for loss/retirement of assets		(22.4)	(18.2)
Other non-operating income (expenses), net	5.2	(4.7)	(10.1)

	7.1	(25.2)	(29.8)

26	Insurance Coverage

The Company has a broadly-based risk management program designed to provide cover and protection for all assets, as well as possible losses caused by production stoppages, through an “all risks” insurance policy. This policy establishes the amount for maximum probable damage, considers sufficient to cover possible losses, taking into account the nature of the Company’s activities and the advice of insurance consultants. At December 31, 2006, insurance coverage for inventories, property, plant and equipment, and loss of profits of the Company is R$12,109.6 per claim, while the total of all insured assets is R$ 17,250.3.

27	Shares Traded Abroad — NYSE and LATIBEX

(a)	American Depositary Receipts (“ADRs”) program

The Company’s ADS’s are traded on NYSE with the following characteristics:
• Type of chares: Class A preferred.
• Each ADS represents 2 shares, traded under the symbol “BAK”.
• Foreign Depositary Bank: The Bank of New York (“BONY”) — New York branch.
• Brazilian Custodian Bank: Banco Itaú S.A.
(b)	LATIBEX

The Company’s Class A preferred shares are traded on LATIBEX, the Madrid Stock Exchange’s market for Latin American companies quoted in euros. The shares are traded under the symbol “XBRK” and the Brazilian custodian bank is Banco Itaú S.A. LATIBEX has adjusted and altered the process for quotation and trading to comply with the new Corporate Governance Standards adopted by Bovespa. Accordingly, as from May 16, 2005, the shares have been traded in unit’s shares.

Braskem S.A. and its Subsidiaries
Notes to the Consolidated Financial Statements
at December 31, 2006, 2005 and 2004
All amounts in millions of reais, unless otherwise indicated
28	Private Pension Plans

The actuarial obligations relating to the pension and retirement plans are accrued in conformity with the procedures established by CVM Deliberation 371/2000.

The formation of Braskem (Note 1 (c)) involved the integration of six sponsoring companies and three different pension plans managed by Fundação PETROBRAS de Seguridade Social — PETROS (“PETROS”), PREVINOR — Associação de Previdência Privada (“PREVINOR”) and ODEPREV — Odebrecht Previdência (“ODEPREV”). In addition to sponsoring different private pension plans, the Company had approximately 800 employees who did not participate in company-sponsored pension plans, as no new benefits were granted to employees since the inception of the Company.

Management ceased to provide benefits to new employees in order to devise a single, legitimate solution for all participants, with a view to protecting the plan participants’ financial assets.

Experts engaged by the Company recommended that ODEPREV be the only supplementary pension plan entity sponsored by the Company. Furthermore, employees who did not participate in the PETROS and PREVINOR plans were offered the opportunity to join the ODEPREV plan, retroactively to August 16, 2002.

In June 2005, the Company communicated to PETROS and PREVINOR its intended withdrawal as a sponsor effective June 30, 2005. With regard to PETROS, the calculation of mathematical reserves of participants was completed in November 2006 and submitted in that month to the Supplementary Pension Plan Secretary, a Social Security Ministry department in charge of regulating and inspecting private pension plans. The Company recorded a provision of R$ 58.6, which is considered sufficient to face the required disbursements by the sponsor. During 2005, the Company’s and employees’ contributions to PETROS totaled R$ 2.8 and R$ 1.8, respectively.

Benefits to retired employees and pensioners will continue to be paid on a regular basis up to completion of the process.

As to PREVINOR, the calculation of mathematical reserves of participants have been completed and the entity has a surplus, so that no contributions by the Company are required. The sponsorship withdrawal was approved by the Supplementary Pension Plan Secretary and the commitments to the plan participants will be settled in the first half of 2007. During 2005, the Company’s and employees’ contributions added up to R$ 0.6 and R$ 0.4, respectively.

Braskem S.A. and its Subsidiaries
Notes to the Consolidated Financial Statements
at December 31, 2006, 2005 and 2004
All amounts in millions of reais, unless otherwise indicated
The subsidiary Politeno was the sponsor of a defined contribution plan managed by PREVINOR. In December 2006, Politeno advised PREVINOR of its intention to withdraw from the plan effective the end of that month. The calculation of mathematical reserves of participants to be refunded to plan are being prepared by independent experts for subsequent analysis and approval by the Supplementary Pension Plan Secretary. Benefits to retired employees and pensioners will continue to be paid on a regular basis up to completion of the process.

In 2006, Politeno’s and its employees’ contributions totaled R$ 1.5 (2005 — R$ 1.6) and R$ 0.9 (2005 – R$ 1.0), respectively.

(a)	ODEPREV

The Company has a defined-contribution plan for its employees. The plan is managed by ODEPREV - Odebrecht Previdência which is sponsored by Odebrecht as a closed private pension entity. ODEPREV offers participating employees of the sponsoring companies the Optional Plan, a defined-contribution plan, under which monthly and periodic participant contributions and annual and monthly sponsor contributions are accumulated and managed in individual retirement savings accounts.

The Board of Trustees of ODEPREV defines each year, in advance, the parameters for contributions to be made by the participants and the sponsoring companies. With regard to the payment of benefits under the Optional Plan, the obligation of ODEPREV is limited to the total value of the quotas held by its participants and, to comply with the regulations for a defined-contribution plan, it will not be able to require any obligation or responsibility on the part of the sponsoring company to assure minimum levels of benefits to the participants who retire.

At December 31, 2006, the active participants in ODEPREV totaled 2,354 (2005 – 2,131), and the Company’s and employees’ contributions amounted to R$ 7.9 (2005 – R$ 4.6) and R$ 13.2 (2005 – R$ 9.3), respectively.

(b)	PETROS

At December 31, 2006, the jointly-controlled companies Copesul and Petroflex take part in the defined benefit plan managed by PETROS. As required in PETROS regulation and relevant law, in the event of a significant gap in technical reserves, both, the sponsors and participants, must make an additional financial contribution, otherwise the plan benefits will be adjusted to the available resources. Up to December 31, 2006, no supplementation was required.

In accordance with CVM Deliberation 371/2000, which approved NPC 26 of IBRACON — “Accounting for Employee Benefits”, the subsidiaries carried out the actuarial valuation of the plans and, accordingly, recorded actuarial liabilities in long-term liabilities.

Braskem S.A. and its Subsidiaries
Notes to the Consolidated Financial Statements
at December 31, 2006, 2005 and 2004
All amounts in millions of reais, unless otherwise indicated
The amounts of the jointly-controlled plans are as follows:

	Copesul		Petroflex
	2006	2005	2006	2005
Fair value of asset plans	388.0	337.7	579.6	489.7
Present value of actuarial liabilities	405.8	357.3	512.5	458.0

Funded status (unfunded status)	(17.8)	(19.6)	67.1	31.7

Net actuarial liabilities	9.0	12.5	15.1	22.2

Unrecognized actuarial gains (actuarial liabilities provided for)	(8.8)	(7.1)	82.2	53.9

Actuarial assumptions at December 31, 2006 and 2005 (expressed as weighted average) are:

	Copesul	Petroflex
Actual discount rate	11% per annum	11% per annum
Expected return rate on plan assets	11% per annum	11% per annum
Actual salary raises	2% per annum up to 47 years and	1% for 2006
	0% per annum after 48 years of age	2% for 2005
Inflation	5% per annum	5% per annum
Contributions to PETROS by Copesul and Petroflex at December 31, 2006, amounted to R$ 5.6 and R$ 2.1, respectively. (2005 – R$ 5.9 and R$ 2.2).

Copesul also sponsors a defined benefit plan, Plano Copesul de Previdência Complementar – COPESULPREV, for employees who do not participate in PETROS. Copesul’s contributions at December 31, 2006, amounted to R$ 1.1 (2005 — R$ 1.1 )

29	Raw Material Purchase Commitments

The Company has contracts for consumption of electric energy by its industrial plants located in the States of Alagoas, Bahia and Rio Grande do Sul. The minimum annual commitment under these contracts amounts to R$ 102.3.

The Company acquires from Copesul ethylene and propylene for its units at the Southern Petrochemical Complex, under a contract that expires in 2014. The minimum annual purchase commitment corresponds to 268,200 metric tons of ethylene and 262,200 metric tons of propylene. Based upon the market prices at December 31, 2006, this commitment was R$ 1,262.4 (unaudited). If the Company does not acquire the minimum volume, it must pay 40% of the current price of the amount not purchased.

Braskem purchases naphtha under contracts establishing a minimum annual purchase volume equal to R$ 5,752.6 (unaudited), based on market prices as of December 31, 2006.

Braskem S.A. and its Subsidiaries
Notes to the Consolidated Financial Statements
at December 31, 2006, 2005 and 2004
All amounts in millions of reais, unless otherwise indicated
30	Subsequent events

(a)	Merger of Politeno

The Extraordinary Shareholders’ Meeting held on April 2, 2007 approved the merger of Politeno, through an exchange ratio of shares and based on the book value of Politeno’s shareholders’ equity as of December 31, 2006, in the amount of R$ 499.0. The exchange ratio of Politeno shares for Braskem shares was determined based on the book value of shareholders’ equity as of December 31, 2006, according to appraisal reports issued by independent experts. To maintain the current capital structure of Braskem, the Shareholders’ Meeting also approved the conversion of 486,530 class A preferred shares into common shares, as well as the issuance of 1,533,670 class A preferred shares. Upon the merger of Politeno, the Company’s share capital was increased by R$ 19.2 to R$ 3,527.4, while the free float remained at approximately 53%.

(b)	Acquisition of Ipiranga Group

On April 17, 2007, Ultrapar Participações S.A. (”Ultrapar”), with Braskem and Petrobras as intervening parties (under commission), acquired for R$ 2.1 billions, equal to 61.6% of the issued common share and 13.8% of the issued preferred shares of Refinaria de Petróleo Ipiranga S.A. (“RPI”), 65.5% of the issued common shares and 12.6% of the issued preferred shares of Distribuidora de Produtos de Petróleo Ipiranga S.A. (“DPPI”), and 3.6% of the issued common shares and 0.4% of the issued preferred shares of Companhia Brasileiro de Petróleo Ipiranga (“CBPI”) which belong to the shareholders of Ipiranga Group.

Under the agreement among Ultrapar, Braskem and Petrobras, Ultrapar will have control over the fuel and lubricant distribution business located in the South and Southeast regions (“South Distribution Assets”), Petrobras will have control over the fuel and lubricant distribution businesses located in the North, Northeast and Center-West regions (“North Distribution Assets”), and Braskem will have control over the petrochemical assets, comprising Ipiranga Química S.A., Ipiranga Petroquímica S.A. (“IPQ”), and IPQ’s interest in Copesul. Oil refining operation assets held by RPI will be shared on equal terms by Ultrapar, Petrobras, and Braskem which will account for their interest therein under the proportional consolidation method.

As agreed upon with Braskem and Petrobras, Ultrapar is responsible for carrying out a corporate reorganization of the acquired companies, in order to segregate the acquired assets ascribed to each individual companies, including the following phases:

i) Tag-along public tender offer for the acquisition of issued common shares of RPI, DPPI, CBPI and IPQ;

ii) Transfer of RPI, DPPI and DBPI shares to Ultrapar; and

Braskem S.A. and its Subsidiaries
Notes to the Consolidated Financial Statements
at December 31, 2006, 2005 and 2004
All amounts in millions of reais, unless otherwise indicated
iii) Segregation of assets as follows: (a) decrease in the capital of RPI and CBPI, in order to transfer Petrochemical Assets directly to Ultrapar, to be subsequently delivered to Braskem and Petrobras, pursuant to the contract, and (b) spin-off of CBPI to transfer North Distribution Assets to a company controlled by Petrobras.

The main effects of this acquisition were as follows:

At March 31, 2007
(Unaudited)
Consolidated
Current assets	R$765.2
Long-term assets	269.8
Property, plant and equipment	562.9
Intangible assets and other investments	594.8
Current liabilities	826.1
Long-term liabilities	657.6
Minority interests	40.6
Book value of net assets (100%)	668.4
Interest acquired (13.8%)	92.4
Purchase price for 13.8%	652.2
The interest acquired of 13.8% represents the total capital acquired for Ipiranga Química (the holding company of the other companies acquired).

(c)	Funding

In April 2007, Braskem completed negotiations to obtain up to US$ 1.2 billion under a bridge loan to finance the acquisition of the petrochemical assets of the Ipiranga Group and future delisting of Copesul. In that month, Braskem withdrew the Company withdrawn US$ 309.0 million, used for the payment of shares acquired on April 18, 2007.

The new two-year term credit line bears annual interest of 0.35% above LIBOR in the first year and 0.55% in the second year.

Braskem expects to refinance the bridge loan in due time, always with a view to reducing its capital cost and maintaining the debt profile adjusted to its cash flow.

(d)	Propylene supply contract

In April 2006, Braskem entered into a purchase agreement with Refinaria Alberto Pasqualini (“Refap”), located at Canoas, state of Rio Grande do Sul, for the initial purchase of 70 thousand tons of propylene per year. The annual volume to be supplied may exceed 100 thousand annually tons due to planned increases in the refinery production.

Braskem S.A. and its Subsidiaries
Notes to the Consolidated Financial Statements
at December 31, 2006, 2005 and 2004
All amounts in millions of reais, unless otherwise indicated
Under the contract, 5.8 thousand tons of propylene will be purchased per month. This volume will supply the existing Company’s units at the Southern Petrochemical Complex and ensure the supply of raw material for future expansions.

Braskem S.A. and its Subsidiaries
Notes to the Consolidated Financial Statements
at December 31, 2006, 2005 and 2004
All amounts in millions of reais, unless otherwise indicated
(e)	Agreement for the formation of joint ventures

On April 16, 2007, Braskem and Pequiven, the leading petrochemical company in Venezuela, entered into an agreement to form two joint ventures in order to develop and implement in that country the most modern and competitive integrated petrochemical project in the Americas, at the Jose Complex. Under the project, an ethane cracker from natural gas will be build, with a capacity of 1.3 million ton/year of ethylene, integrated with the production of 1.1 million ton/year of polyethylene and other petrochemicals.

The investments to implement the ethylene unit and the polyethylene unit are estimated at approximately US$ 2.5 billion (unaudited). Braskem and Pequiven are also considering investments in PVC and soda units.

These projects require approximately 30% of the total investment to be funded equally by Braskem and Pequiven. The remaining 70% will be provided by multilateral agencies for export credit, development banks and private banks, under project financing arrangements.

(f)	Writ of injunction issued by CADE

On April 25, 2007, Braskem and CADE executed the Agreement for the Preservation of the Transaction Reversibility (APRO). The agreement specifically does not impact Braskem’s control over Copesul but does impact its investment in IPQ, Ipiranga Química S.A. Under the agreement, whereby Braskem undertakes to maintain in the polyethylene and polypropylene markets the competitive status prevailing prior to April 18, and to refrain from doing the following with respect to the operations acquired from the Ipiranga group:
•	Any changes in the corporate structure which would imply in a changes the controlling shareholder;

•	Substantive changes in its physical facilities and assignment or waiver of its rights and duties in connection with its assets, including brands, patents, customer base and raw material supplier base;

•	Discontinuing the use of brands and products, subject to the provisions of the Investment Agreement, maintaining the offer of the Ipiranga product line;

•	Substantive changes in the structure, logistics, and distribution and marketing practices;

•	Substantive changes in the companies, which would imply the lay-off of employees, or reassignment of personnel among the production, distribution, marketing and research areas, for the purpose of integrating the companies; and

•	Interruption without cause (in CADE’s judgment) of investment projects pre-approved by the Board of Directors, in all businesses of the acquired company, and of the implementation of its sales plans and targets.

Braskem S.A. and its Subsidiaries
Notes to the Consolidated Financial Statements
at December 31, 2006, 2005 and 2004
All amounts in millions of reais, unless otherwise indicated
CADE expressed no restraints with respect to the transaction involving Copesul, considering that the Braskem and Petrobras will maintain their respective positions of controlling and minority stockholders, as before April 18.

The agreement is subject to review at any time by CADE or at the request of the applicants provided that these companies, at the discretion of CADE’s full bench, prove that the requirements that gave rise to the above mentioned agreement no longer exist.

31	Summary of Principal Differences Between Brazilian GAAP and U.S.GAAP

(a)	Presentation of financial information

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

Under Brazilian GAAP, inflation accounting was discontinued effective January 1, 1996. Prior to that date, Brazilian GAAP statements included indexation adjustments which partially accounted for the effect of inflation on property, plant and equipment, investments, deferred charges (together denominated “permanent assets”) and shareholders’ equity, and reported the net charge or credit in the statement of operations. However, under U.S. GAAP, Brazil ceased to be treated as a highly inflationary economy only as from January 1, 1998. Accordingly, the financial information for purposes of U.S. GAAP should include additional inflation restatement adjustments for 1996 and 1997 made by applying the General Price Index increased by 9.3% in 1996 and 7.5% in 1997.

For purposes of the U.S. GAAP reconciliation, shareholders’ equity under U.S. GAAP was increased by R$ 693.2 and R$ 721.8, at December 31,2006 and 2005, respectively, due to the additional inflation restatement adjustments, net of depreciation. These amounts generated increases in depreciation charges of R$ (28.6), R$ (39.9) and R$ (37.3) in 2006, 2005 and 2004 respectively.

(c)	Property, plant and equipment

(i) Capitalized interest

Since January 2006, under Brazilian GAAP, the Company adopted the same methodology to capitalize interest as U.S. GAAP. Therefore, as from January 2006, there are no more differences between Brazilian GAAP and U.S. GAAP in the reconciliation going forward. The

Braskem S.A. and its Subsidiaries
Notes to the Consolidated Financial Statements
at December 31, 2006, 2005 and 2004
All amounts in millions of reais, unless otherwise indicated
depreciation of interest capitalized under U.S. GAAP before 2006 continues to be depreciated based on the useful life of the underlying asset.

Braskem S.A. and its Subsidiaries
Notes to the Consolidated Financial Statements
at December 31, 2006, 2005 and 2004
All amounts in millions of reais, unless otherwise indicated
(ii) Impairment

Under Brazilian GAAP, companies are required to determine if operating income discounted cash flow is sufficient to absorb the depreciation or amortization of long-lived assets in order to assess potential asset impairment. In the event of such operating income discounted cash flow is insufficient to recover the depreciation, the assets, or groups of assets, are written down to recoverable values. In the event of a planned substitution of assets prior to the end of the original estimated useful life of the asset, depreciation of such asset is accelerated to ensure that the asset is depreciated according to the estimated net realizable values at the estimated date of substitution.

Under U.S. GAAP, Statement of Financial Accounting Standard (“SFAS”) Nº 144, “Accounting for the Impairment of Disposal of Long-Lived Assets”, requires companies to evaluate the carrying value of long-lived assets to be held and used, and for long-lived assets to be disposed off, when events and circumstances require such a review. The carrying value of long-lived assets is considered impaired when the anticipated undiscounted cash flow from identified asset groups, representing the lowest level for which identifiable cash flow are largely independent of the cash flows of other groups of assets, is less than their carrying value. In that event, a loss is recognized based on the amount by which the carrying value exceeds the fair value of the assets or discounted cash flows generated by the assets. There is no impairment recorded for U.S. GAAP purposes at December 31, 2006.

(d)	Deferred charges and other intangible assets

Brazilian GAAP permits deferral of expenses, pre-operating expenses incurred in the construction or expansion of a facility before the facility begins operations, research and development expenditure and other items listed in Note 13.

For purposes of the U.S. GAAP reconciliation, all Brazilian GAAP deferred costs, other than those reclassified to property, plant and equipment, and goodwill generated on common control transactions, which is eliminated, have been charged to income.

For purposes of the U.S. GAAP reconciliation, deferred charges adjustments, net under U.S. GAAP amounted to R$ 34.5, R$ 82.1 and R$ (142.9) in 2006, 2005 and 2004, respectively.

Under U.S. GAAP all research and development costs are expensed as incurred and recorded in the statement of operations within general and administrative expense whereas certain of such costs are capitalized deferred charges under Brazilian GAAP. Expenditure on research and development totaled R$ 44.3, R$ 47.2 and R$ 59.2, for the years ended December 31, 2006, 2005 and 2004, respectively.

Braskem S.A. and its Subsidiaries
Notes to the Consolidated Financial Statements
at December 31, 2006, 2005 and 2004
All amounts in millions of reais, unless otherwise indicated
A reconciliation of the net adjustments to net income for all three years presented is set forth in the following table:

	2006	2005	2004
Expense of deferred charges under U.S. GAAP
Pre-operating expenses	—	(1.0)	(13.6)
Organization and implementation expenses	(35.2)	(33.7)	(116.3)
Expenditures for structured operations	(6.7)	(4.3)	(86.8)
Research and development	—	(0.7)	(13.1)
Other	(25.5)		(6.6)

	(67.4)	(39.7)	(236.4)

Reversal of amortization of deferred charges under Brazilian GAAP
Pre-operating expenses	4.2	6.4	44.7
Organization and implementation expenses	54.1	67.1	11.4
Expenditures for structures operations	35.7	43.4	33.8
Research and development	6.3	4.2	6.0
Other	1.6	0.7	(2.4)

	101.9	121.8	93.5

	34.5	82.1	(142.9)

(e)	Business combinations and goodwill

As mentioned in Note 1(viii), the Company acquired 100% of the common and preferred shares of Politeno owned by Suzano Petroquímica, Sumitomo Chemical and Itochu Corporation, which comprised 62.2% of the total share capital of Politeno. The purchase price paid without any contingent consideration under Brazilian GAAP and U.S. GAAP was
R$ 237.5.

Under Brazilian GAAP, goodwill arises from the difference between the amount paid and the Brazilian GAAP book value (normally also the tax basis) of the net assets acquired. Goodwill is generally justified on the difference between the book value and the market value of assets acquired and/or based on expectation of future profitability and is amortized over the remaining useful lives of the assets or up to ten years, respectively. Negative goodwill arises under Brazilian GAAP when the book value of assets acquired exceeds the purchase consideration. Negative goodwill is amortized in up to over ten years after the related investment other than nontemporary has been legally merged.

Under U.S. GAAP, fair values are assigned to acquired assets and liabilities in business combinations, including intangible assets. The positive difference of consideration paid over the fair value of assets and liabilities is recorded as goodwill. In accordance with SFAS No. 142, “Goodwill and Other Intangible Assets”, goodwill is no longer amortized but is instead assigned to an entity’s reporting units and tested for impairment at least annually.

Braskem S.A. and its Subsidiaries
Notes to the Consolidated Financial Statements
at December 31, 2006, 2005 and 2004
All amounts in millions of reais, unless otherwise indicated
As the fair value originally assigned to the Politeno net assets was higher than the purchase price under U.S. GAAP negative goodwill amounting to R$ 329.1, was initially calculated. However, under U.S. GAAP, when a business combination involves a contingent consideration agreement that, when resolved, might result in the recognition of an additional element of cost with respect to the acquired entity (i.e., a contingency based on earnings), a deferred credit should be recognized for the lesser of (1) the maximum amount of contingent consideration or (2) the initial amount of negative goodwill. As there is no maximum amount contingent consideration estabelished in the contract the amount of negative goodwill has been recorded as contingent consideration.

On this bases, the fair value allocation of this acquisition was as follows:

Current assets	R$311.9
Long-term assets	174.0
Property, plant and equipment	651.0
Intangible assets and other investments	109.1
Current liabilities	184.5
Long-term liabilities	201.3
Fair value of net assets	860.2
Participation acquired (62.2%)	535.0
Purchase price (including contingent consideration of R$329.1)	535.0
We began to fully consolidate Politeno as from April 1, 2006, at which time related minority interests was R$ 21.8.

This additional U.S. GAAP difference generated increases in property, plant, equipment and intangible assets and deferred tax liability at December 31, 2006 of R$ 202.2, R$ 37.4 and R$ 81.4, respectively. These adjustments resulted in an increase in the depreciation and amortization expenses for the year then ended of R$ 8.7 and R$ 26.9, respectively, and a deferred tax credit to income of R$ 12.2.

In addition, the Company acquired the minority interests of Polialden (Note 1(b)(ix)) with book value of R$136.2 were acquired for R$111.3 generating negative goodwill of R$24.9 which was allocated to non-current assets, principally property, plant and equipment.

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

Braskem S.A. and its Subsidiaries
Notes to the Consolidated Financial Statements
at December 31, 2006, 2005 and 2004
All amounts in millions of reais, unless otherwise indicated
These balances can be summarized as follows:

	2006	2005
US GAAP Goodwill balance (*)	450.5	450.5
US GAAP Fair Market Value adjustment (**)	262.9	299.5
Reversal of Brazilian GAAP business combinations effect (***)	(421.8)	(805.2)

	291.6	(55.2)

(*)	In 2005, the US GAAP Goodwill balance was reduced due the impairment charge of R$ 373.8 related to Politeno.

(**)	These include the continuos effects of distributions included in Note 31 (g).

(***)	Includes Brazilian GAAP goodwill, net of negative goodwill among other items.
For Brazilian GAAP purposes, the balance of goodwill at December 31, 2006 was R$ 820.2 (2005 – R$ 873.6), which is being amortized to income over a period of up to 10 years for items reclassified to deferred charges, or the remaining useful lives of the underlying assets, for the items reclassified to property, plant and equipment. Negative goodwill at December 31, 2006 was R$ 30.4 (2005 – R$ 87.9).

Under U.S. GAAP, the net balance of goodwill can be demonstrated as follows:

Goodwill attributable to			Business
each reportable segment	Polyolefins	Vinyls	Development	Other	Total
At December 31, 2005	416.9	3.0	17.4	13.2	450.5
At December 31, 2006	416.9	3.0	17.4	13.2	450.5
For purposes of U.S. GAAP reconciliation, goodwill and negative goodwill amortization under Brazilian GAAP have been reversed and amounted to R$ 57.8 in 2006, R$ 152.5 in 2005 and R$ 152.7 in 2004.

Braskem S.A. and its Subsidiaries
Notes to the Consolidated Financial Statements
at December 31, 2006, 2005 and 2004
All amounts in millions of reais, unless otherwise indicated
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

Under Brazilian GAAP, goodwill is analyzed in relation to its future recovery based on total estimated future profitability and discounted cash flows. No impairment has been recorded for Brazilian GAAP purposes.

The Company performed its annual impairment review for goodwill and recorded a charge for purposes of reconciliation of R$ 373.8 at December 31, 2005 as Operating Income in the condensed consolidated statement of operations. This impairment charge reflects the impact of the decrease in market conditions of its investment in Politeno, included in the column “U.S. GAAP“ in the segment footnote (Note 31(w)).

(f)	Effects of U.S. GAAP adjustments on equity investees

Under BR GAAP the equity investees, Cetrel, Copesul and Petroflex are proportionally consolidated according to CVM 247/96. Under U.S. GAAP such equity investees are accounted under the equity method.

For purposes of the U.S. GAAP reconciliation, the effects in the statement of operations of U.S. GAAP adjustments on equity investees amounted to R$ (56.8), R$ (46.5) and R$ (92.2) in 2006, 2005 and 2004, respectively.

In addition, due to the adoption of SFAS no. 158 “Employers’ Accounting for Defined Benefit Pension and Other Postretirement Plans — an Amendment of FASB Statements No. 87, 88, 106, and 132(R)” (Note 31 (i)), the Company recognized the effects from its investees Petroflex and Copesul through comprehensive income, in the amount of R$ 10.9 and R$ 2.1, respectively.

Braskem S.A. and its Subsidiaries
Notes to the Consolidated Financial Statements
at December 31, 2006, 2005 and 2004
All amounts in millions of reais, unless otherwise indicated
(g)	Transactions giving rise to distributions to and contribution from shareholders under U.S. GAAP

Transactions between parties under common control gave raise to goodwill under Brazilian GAAP which is treated as capital distributions and contributions under U.S. GAAP:

	2006	2005
Acquisition of ESAE and related transactions (i)	(363.2)	(363.2)
OPP PP transactions (ii)	(1,814.6)	(1,814.6)
Contributions from shareholders (iii)	406.5	400.6

Total	(1,771.3)	(1,777.2)

(i) Acquisition of ESAE and Related Transactions

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

Under U.S. GAAP, the total payment of R$ 1,448.9 made in the acquisition of ESAE and related transactions is divided into payments made to third parties and payments made to companies under common control as follows:

	Common control transactions			Third party transactions
					Fair value
	Payment	Book	Capital	Purchase	of net
	made	value	distribution	price	assets	Goodwill
100% of Braskem Participações	381.1	44.1	337.0	1,016.7	255.1	761.6
100% of Proppet	39.1	12.8	26.2	12.0	(2.3)	14.3

	420.2	56.9	363.2	1,028.7	252.8	775.9

Braskem S.A. and its Subsidiaries
Notes to the Consolidated Financial Statements
at December 31, 2006, 2005 and 2004
All amounts in millions of reais, unless otherwise indicated
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

The fair value of the stock issued by the Company for the acquisition of OPP PP was R$ 1,268.4 on August 16, 2002. At that time OPP PP had a negative carryover book basis of R$ 546.2 under U.S. GAAP, resulting in a capital distribution of R$ 1,814.6 under U.S. GAAP. The Company adjusted the Brazilian GAAP shareholders’ equity to reflect the U.S. GAAP capital distribution of R$ 1,814.6 and made corresponding adjustments to deferred charges, property, plant and equipment and goodwill recorded in investments. At December 31, 2006, the residual balances within deferred charges of R$ 395.1 was represented by cost R$ 994.3 and accumulated amortization of R$ 599.2.

(iii) Contributions from shareholders

Under Brazilian GAAP, the acquisition of 46.4% of minority interests of Trikem, was undertaken through exchange of shares, and accounted for on that basis. Under U.S. GAAP, the difference between the book and the fair value of the shares issued was recorded as additional paid in capital. Accordingly, during 2004, this transaction generated a contribution from shareholders amounting to R$ 339.4.

Also, during 2004, the Company acquired minority interests of Polialden utilizing shares held in treasury. Under U.S. GAAP, the difference between the book value and the market value of the shares amounting to R$ 46.5 was recorded as additional paid in capital.

Braskem S.A. and its Subsidiaries
Notes to the Consolidated Financial Statements
at December 31, 2006, 2005 and 2004
All amounts in millions of reais, unless otherwise indicated
As mentioned in Note 1 (ix), the Company acquired minority interests representing 32.6% of the total share capital of Polialden, by the issuance of 7,878,725 class A preferred shares. Under Brazilian GAAP, the Class A preferred shares were issued based upon the book value. Under U.S. GAAP, the difference raised between the book and the fair-value of these shares issued was recorded as an additional paid in capital. This transaction generated a contribution to shareholders amounting to R$ 5.9.

(h)	Guarantees

The fair value of guarantees is initially determined by consideration of data in observable markets, comparable transactions and the utilization of probability-weighted discounted net cash flow models.

The Company has directly guaranteed debt obligations under agreements with third parties related to an equity affiliate. At December 31, 2006, the Company had directly guaranteed under financing of the controlled entities, Petroflex and Petroquímica Paulínia for R$ 6.4 (2005 – R$ 16.7) and R$ 339.7 (2005 – no guarantees granted), respectively. This represents the maximum potential amount of future (undiscounted) payments that the Company could be required to make under the guarantees. In addition the Company has some commitments regarding purchase agreements as stated in the Note 29.

The fair value of the guarantees that have been issued or modified since the Company’s adoption of FASB Interpretation Nº 45 on January 1, 2003, is not material. As of December 31, 2006, the liabilities recorded for these obligations were not material.

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

Although the calculation of the sufficiency funded status has been the same since December 31, 2001, differences arise on (i) actuarial gains and losses as there is initially no actuarial gain or loss at December 31, 2001, (ii) recognition of the initial transition obligation and (iii) the minimum liability under U.S. GAAP.

Braskem S.A. and its Subsidiaries
Notes to the Consolidated Financial Statements
at December 31, 2006, 2005 and 2004
All amounts in millions of reais, unless otherwise indicated
SFAS no. 158 “Employers’ Accounting for Defined Benefit Pension and Other Postretirement Plans — an Amendment of FASB Statements No. 87, 88, 106, and 132(R)”requires an employer to recognize the overfunded or underfunded status of a defined benefit pension and post-retirement plan (other than a multiemployer plan) as an asset or liability in its statement of financial position and to recognize changes in that funded status in the year in which the changes occur through comprehensive income of a business entity or changes in unrestricted net assets of a not-for-profit organization. SFAS 158 also requires an employer to measure the funded status of a plan as of the date of its year-end statement of financial position, with limited exceptions. We are required to initially recognize the funded status of our defined benefit pension and post-retirement plans and to provide the required disclosures as of December 31, 2006. The requirement to measure plan assets and benefit obligations as of the date of the employer’s fiscal year end statement of financial position is effective for us for our fiscal year ending December 31, 2008.

Based on the report of the Company’s independent actuary, the summary of the sufficiency of funds and amounts recorded in the U.S. GAAP condensed balance sheet as at December 31, 2006 and 2005 and the condensed statement of operations for 2006, 2005 and 2004 for our pension liabilities to retired beneficiaries in accordance with SFAS Nº 132, “Employer’s Disclosures About Pensions and Other Post-Retirement Benefits — revised”, is as follows:

Braskem S.A. and its Subsidiaries
Notes to the Consolidated Financial Statements
at December 31, 2006, 2005 and 2004
All amounts in millions of reais, unless otherwise indicated

	2006	2005
Change in benefit obligation

Net projected benefit obligation at beginning of year	(415.5)	(336.2)
Service cost	—	(3.7)
Interest cost	(46.9)	(19.0)
Curtailment	—	11.5
Actuarial loss	3.0	(79.3)
Gross benefits paid	—	11.2

Net projected benefit at end of year	(459.4)	(415.5)

Accumulated benefit obligation at end of year	459.4	415.5

Change in plan assets
Fair value of plan assets at beginning of year	360.1	289.5
Actual return on plan assets	46.4	76.8
Employer contributions	—	3.0
Employee contributions	—	2.0
Gross benefits paid	—	(11.2)

Fair value of plan assets at end of year	406.5	360.1

Prepaid pension cost
Unfunded status at end of year	(52.8)	(55.3)
Unrecognized net actuarial loss	4.3	65.2

Prepaid (accrued) pension cost	(48.5)	9.9

Additional minimum pension liability
Prepaid pension cost	(48.5)	9.9
Additional amount recognized in shareholders equity	(4.3)	(65.2)

Minimum pension liability	(52.8)	(55.3)

	2006	2005
Weighted-average assumptions as of December 31 (%)
Discount rate	11.0	11.0
Expected return on plan assets	11.0	11.0
Rate of compensation increase	0	0
Projected annual inflation rate (added to the above percentages)	5.0	5.0

Braskem S.A. and its Subsidiaries
Notes to the Consolidated Financial Statements
at December 31, 2006, 2005 and 2004
All amounts in millions of reais, unless otherwise indicated
As Braskem had already recognized the unfunded status of the pension plan in as a liability and the unrecognized loss as a debit to a separate account in shareholders’ equity the initial application of FAS 158 had no impact on assets, liabilities nor net shareholders’ equity.
The charge in the statement of operations is comprised as follows:

	2006	2005	2004
Components of net periodic benefit cost (credit)
Service cost	—	3.7	7.5
Interest cost	46.9	36.9	33.3
Expected return on assets	(40.7)	(29.9)	(25.9)
Amortization of unrecognized actuarial losses	52.2	22.4	5.1
Employee contributions	—	(2.0)	(3.6)

Total net periodic benefit cost (credit)	58.4	31.1	16.4

	%
	Range of	Range of
	Allocation for	Allocation for
	2006	2005
Investments targets and composition of plan assets
Equity securities	20.0 to 30.0	23.1
Real estate	2.5 to 4.5	4.2
Fixed income	55.0 to 74.0	68.9
Loans	3.0 to 6.0	3.8
In June 2005, the Company communicated to its employees the permanent suspension of the defined benefit plan effective on June 30, 2005. As a result, the Company recorded a curtailment gain of R$ 11.5 million which was recorded as a reduction of the unrecognized actuarial losses. Settlement requires approval of the Secretariat for Complementary Pension and unrecognized actuarial losses are being amortized since July 2005, over the expected period to final approval which is shorter than the remaining service life of the active employees.

(j)	Earnings per share

Under Brazilian GAAP, net income or loss per share is calculated based on the number of shares outstanding at the balance sheet date retroactively restated for the 250 for one share reverse split in March 2005 (Note 1 (d)) for all periods. Information is disclosed per share.

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
at December 31, 2006, 2005 and 2004
All amounts in millions of reais, unless otherwise indicated
The table below presents the determination of U.S. GAAP net income available to common and preferred shareholders and weighted average common and preferred shares outstanding used to calculate basic and diluted earnings per share for each of the years presented under U.S. GAAP. All references to the number of preferred and common shares and per share amounts have been restated to give retroactive effect to the May 2005 (Note 1 (d)) share reverse split for all periods presented.

	December 31, 2006
		Class A	Class B
	Common	Preferred	Preferred
	Share	Shares	Shares	Total
Basic numerator — undiluted

Minimum 6% dividend	15.5	137.0	0.5	153.0
Induced conversion of Class A preferred shares into Common shares (Note 20 (a))	—	8.6	—	8.6

Total undistributed earnings	15.5	145.6	0.5	161.6

Weighted average numbers of shares
Basic and diluted	122.4	248.3	0.8	371.5

Basic and diluted earnings per thousand outstanding shares – (whole reais) — R$	0.13	0.59	0.63

On May 31, 2006 the shareholders of the Company approved the conversion of 2,632,043 class A preferred shares into common shares (Note 20(a)). In accordance with EITF Topic No. D-42 “The Effect on the Calculation of Earnings per Share for the Redemption or Induced Conversion of Preferred Stock” the amount of R$ 8.6 was subtracted from net earnings available to common shareholders in the calculation of earnings per share for the year ended December 31, 2006.

	December 31, 2005
		Class A	Class B
	Common	Preferred	Preferred
	Share	Shares	Shares	Total
Basic numerator — undiluted

Minimum 6% dividend	68.2	135.6	0.5	204.3
Undistributed earnings allocation	179.6	357.3	—	536.9

Total undistributed earnings	247.8	492.9	0.5	741.2

Weighted average numbers of shares
Basic	120.9	240.4	0.8	362.1
Diluted	142.1	290.0	—	432.1

Basic earnings per thousand outstanding shares – (whole reais) - R$	2.05	2.05	0.63

Effects of conversion	(0.10)	(0.10)

Diluted earnings per thousand shares – (whole reais) — R$	1.95	1.95

Braskem S.A. and its Subsidiaries
Notes to the Consolidated Financial Statements
at December 31, 2006, 2005 and 2004
All amounts in millions of reais, unless otherwise indicated

	December 31, 2004
		Class A	Class B
	Common	Preferred	Preferred
	Share	Shares	Shares	Total
Basic numerator — undiluted

Minimum 6% dividend	68.2	135.5	0.5	204.2
Undistributed earnings allocation	213.8	425.1	—	638.9

Total undistributed earnings	282.0	560.6	0.5	843.1

Weighted average numbers of shares
Basic	107.4	208.7	0.9	317.0
Diluted	126.5	263.4		389.9

Basic earnings per thousand outstanding shares – (whole reais) - R$	2.63	2.69	0.56

Effects of conversion	(0.23)	(0.29)

Diluted earnings per thousand shares – (whole reais) — R$	2.40	2.40

(k)	Comprehensive income

Under Brazilian GAAP, the concept of comprehensive income is not recognized.

Under U.S. GAAP, SFAS Nº 130, “Reporting Comprehensive Income”, requires the disclosure of comprehensive income. Comprehensive income is comprised of net income and other comprehensive income that include charges or credits directly to equity which are not the result of transactions with owners. For Braskem and its jointly controlled companies Copesul and Petroflex, the components of comprehensive income are its net income or loss and the changes in minimum pension liability (Note 31(z)(iii)).

(l)	Capital issuance costs

Under BR GAAP, costs of issuance of equity securities issued through December 31, 2005, were accounted as deferred charges in the balance sheet. As required by CVM Release 01/2006, the costs of issuance of equity securities issued as from 2006, will be accounted as non recurrent expenses in the operational results. No capital issuance costs were incurred in 2005 and 2006.

Under U.S. GAAP, specific incremental costs directly attributable to a share offering may be netted against the gross capital issued. For the year ended December 31, 2004, the Company

Braskem S.A. and its Subsidiaries
Notes to the Consolidated Financial Statements
at December 31, 2006, 2005 and 2004
All amounts in millions of reais, unless otherwise indicated
had incurred in R$ 58.1 million of capital issuance costs, charged against the gross proceeds of the offering.
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

In addition, under Brazilian GAAP no deferred tax asset is recognized relating to temporary timing differences or income tax losses which are expected to be realized after a period of ten years from the balance sheet date. Under U.S. GAAP there is no limit to the period in which deferred tax assets may be realized and the valuation allowance recognition for Brazilian GAAP purposes at December 31, 2006 in the amount of R$ 11.9 (2005 – R$ 18.1) was reversed for U.S. GAAP purposes.

For purposes of the U.S. GAAP reconciliation, the adjustment for deferred taxes relates to the U.S. GAAP adjustments. Additional income tax (charges) in the reconciliation benefits relating to other U.S. GAAP adjustments were recognized in the statement of operations under U.S. GAAP of R$ (123.2), R$ 39.9 and R$ 48.8 in 2006, 2005 and 2004, respectively.

(n)	Tax incentives

Under Brazilian GAAP, the various tax incentives of the Company (in the form of tax reduction or exemption for defined periods) are accounted for directly in a capital reserve account in shareholders’ equity.

For U.S. GAAP reconciliation purposes, the amount of those incentives has been credited to the statement of operations instead of to a capital reserve.

(o)	Revenue recognition

Under Brazilian GAAP, it is acceptable to record sales revenues either at the date of shipment on signing a sales contract or at the date that the product is delivered to and accepted by the customer, although the prevalent practice is to record sales at the date of shipment.

Under U.S. GAAP, and in accordance with SEC Staff Accounting Bulletin Nº 101 and 104, sales are normally recorded when legal title passes to the buyer. In addition, multiple element service contracts are recognized only when certain conditions are met. Accordingly, for U.S. GAAP reconciliation purposes, the Company deferred the gain on multiple element contract with its jointly controlled company Petroquímica Paulínia, amounting to R$ (18.1) at December 31, 2006 (2005 – R$ 3.6).

Braskem S.A. and its Subsidiaries
Notes to the Consolidated Financial Statements
at December 31, 2006, 2005 and 2004
All amounts in millions of reais, unless otherwise indicated

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

(q)	Accounting for maintenance costs

Under Brazilian GAAP, as from January 1st, 2006 the built-in overhaul method, consistent with the application of component approach was applied for maintenance costs as required by IBRACON Technical Interpretation 01/2006. The components of plant requiring maintenance had previously been treated as an integral part of principal plant and subjected to the same depreciation rate. With the treatment of all maintenance costs as separate components of property, plant and equipment instead of deferring maintenance costs as incurred, the change in accounting practice resulted in a reclassification from deferred assets to property, plant and equipment of R$ 400.2 at January 1, 2006 and debt to retained earnings in the amount of R$ 164.9.

Considering that both the deferral and the built-in overhaul method are acceptable methods under U.S. GAAP, the Company believes that the built-in overhaul method is considered the preferential accounting method for maintenance costs.

Due to that change, under U.S. GAAP the new accounting policy has been retrospectively applied to all prior periods presented in accordance with the provisions of paragraph 7 of SFAS 154 “Accounting Changes and Error Corrections.” This will represent a difference at the U.S. GAAP net income and shareholders equity reported for prior periods (Note 31(z)(iii)).

Braskem S.A. and its Subsidiaries
Notes to the Consolidated Financial Statements
at December 31, 2006, 2005 and 2004
All amounts in millions of reais, unless otherwise indicated
The effects of the retrospective application of the accounting principle can be summarized as follows:

	Shareholder’s equity		Statement of income
	As of	As of	As of	As of
	December	December	December	December
	31, 2005	31, 2004	31, 2005	31, 2004
As previously reported	3,063.6	2,588.9	737.1	887.8

Effect of change in accounting principle (*)	(164.9)	(171.1)	6.2	(51.2)
Equity in investees	19.7	21.8	(2.1)	6.5

As adjusted due to retrospective application of accounting principle	2,918.4	2,439.6	741.2	843.1

(*)	Theses adjustments affected the condensed balance sheet under U.S. GAAP as Property, plant and equipment account balances by these respectively amounts.
(r)	Long-term share incentive plan

SFAS Statement 123 (R) “Share Based Payment”, requires the measuring and recording of the cost of employee services in exchange for awards of equity instruments based on the grant-date fair value of those awards (with limited exceptions). Awards granted with other than market condition shall be classified as liability awards. That cost will be recognized over the period during which the employee is required to provide the service in exchange for the award. No compensation cost is recognized for equity instruments for which employees do not render the requisite service. SFAS 123 (R) requires entities to initially measure the cost of employee services received in exchange for an award of liability instruments based on its current fair value. Changes in fair value during the requisite service period will be recognized as compensation cost over that period. The grant date fair value and the fair value of each reporting period of employee share options are estimated using the Black-Scholes option-pricing model. SFAS 123 (R) is effective as of the beginning of the first interim or annual reporting period that begins after June 15, 2005. As described in further details below, the Company has granted a long-term share incentive plan (the “Plan”) to certain employees to purchase investment certificates at prices below market. The market value of the options granted will be recognized for U.S. GAAP purposes as expense over the period in which the services are rendered. The fair value of the options classified as liability award will be reassessed each reporting date.

Braskem S.A. and its Subsidiaries
Notes to the Consolidated Financial Statements
at December 31, 2006, 2005 and 2004
All amounts in millions of reais, unless otherwise indicated
Braskem’s Plan, entitles officers and employees involved in strategic plans of the Company to buy investment certificates, up to pre-defined maximum quantities. The investment certificates bought by the participants are named alpha, beta and gama certificates. The costs to employees of the certificates are equivalent to the average value of one Class A Preferred Share negotiated at Bovespa from the months of October through March. Alpha and beta certificates represent the right to receive the fair value of a Class A Preferred at vesting. Gama certificates represent the dividends and interest on own capital paid to the Company’s shareholders during the period through vesting.

The shareholders approved the maximum amount of 204,845 alpha, beta and gama certificates to be offered to participants. The certificates are generally offered to the participants in April of each year. Following the offer, the participants generally have 30 days to acquire via payment the certificates. Only certificates bought by the participants are considered granted, since the certificates offered and not paid do not generate any benefit to the participant. The amount deposited by the employees was initially recognized as a liability for both Brazilian and U.S. GAAP and totaled R$ 1.7 million. The liability is updated based on the greater of the amount which employees may withdraw and the variation in the share price (each alpha and gama acquired generate a cashflow equal to a preferred share), which generated no variation throughat December 31, 2006.

Under the Plan, 20% of the balance of alpha and beta investment certificates vests after 5 years of continuous service and the remaining balance vests at the rate of 10% per year after the 6th year. After the 10th year, beta certificates not redeemed are transformed to alpha certificates and the employee has no further incentive for that grant. Gama certificates vests and are paid to the employees when dividends and interest on own capital is paid to the Company’s shareholders. One alpha and one gama certificate provide the employee with a cash flow similar to one preferred share and are valued as such for the purposes of the amounts initially deposited. The beta certificate is considered to generate an incentive similar to a share option scheme, employees may be awarded shares if they remain employees for a number of years.

Under U.S. GAAP, the Company accounts for beta certificates in accordance with FASB 123 (R) since 2006. The beta certificate is a considered a liability award, compensation cost has been recognized as the fair value of beta certificate at each reporting date. The fair value for these options was estimated at the date of grant using a Black-Scholes option pricing model with the following weighted-average assumptions:

At December 31, 2006	1st grant
Risk-free interest rates	8.42%
Exercise price	18.14
Dividend yield	6.00%
Volatility factors of the market	54.1%
Stock market price	R$14.85
Expected life of the option	9.3 years

Braskem S.A. and its Subsidiaries
Notes to the Consolidated Financial Statements
at December 31, 2006, 2005 and 2004
All amounts in millions of reais, unless otherwise indicated
A summary of investment certificate activity under the Plan as of December 31, 2006, and changes during the year then ended is presented below:

			Weighted-average
	Investment	Weighted-	remaining contractual
	certificates	average	(compensation) term
	(In units)	purchase price	(years)
Outstanding at January 1, 2006

Granted	97,372	18.14
Exercised	—
Forfeited	(1,653)

Outstanding at December 31, 2006	95,719	18.14	9.3

Redeemable at December 31, 2006	—

Under Brazilian GAAP, as of December 31, 2006, the difference between the total value determined for the investment certificates and the deposit liability was recorded in the statement of operations and amounted to R$ 0.6. Under U.S. GAAP, the expense in relation to the beta certificates will be recorded based on the term that the participant employees are expected to provide service to the Company, limited to the contractual life of the Plan. For the year ended December 31, 2006, the Company recorded an expense of R$ 0.1 under U.S. GAAP.

(s)	Proportional consolidation of jointly-controlled entities

Under Brazilian GAAP, jointly-controlled entities must be consolidated using the proportional consolidation method. Proportional consolidation requires that the share of the assets, liabilities, income and expenses be combined on a line-by-line basis with similar items in the Company’s financial statements. Under U.S. GAAP, jointly-controlled entities are recorded under the equity method, except that joint ventures for which the principal financial and operational decisions are jointly controlled by all of the entities equity holders are permitted to be proportionally consolidated for U.S. GAAP reconciliation purposes. The pro-rated accounts of our jointly-controlled investees have not been proportionally consolidated in the condensed U.S. GAAP balance sheet and statements of operations, except for Politeno in 2005 which became a subsidiary in April, 2006 (Note 1(viii)) and Petroquímica Paulinia, an development stage company which was organized on September, 2005 (Note 1(vi). Both companies meet the U.S. GAAP joint venture requirements.

Braskem S.A. and its Subsidiaries
Notes to the Consolidated Financial Statements
at December 31, 2006, 2005 and 2004
All amounts in millions of reais, unless otherwise indicated
The following table presents summarized assets and liabilities of Politeno and Petroquímica Paulínia that are proportionally consolidated in the balance sheet in accordance with U.S. GAAP:

	Politeno	Petroquímica Paulínia
	2005	2006	2005
Total current assets	110.3	61.5	4.5
Property, plant and equipment	103.7	67.3	34.9
Total assets	272.5	128.8	39.4
Total current liabilities	55.3	2.3
Total long-term liabilities	22.9	50.4	34.9
The following table shows summarized income and expenses and cash flow of Politeno and Petroquímica Paulinia that are proportionally consolidated in the statement of operations in accordance with U.S. GAAP:

	For the year Ended December 31,
			Petroquímica
	Politeno		Paulínia
	2005	2004	2006	2005
Statement of operations

Net sales	397.3	379.2
Operating income (loss)	29.1	43.3	(2.0)
Net income	11.9	33.0	(2.0)

Cash flows
Net cash provided by operating activities	31.3	18.0	1.8
Net cash used in investing activities	(7.3)	(7.7)	(34.3)
Net cash used by financing activities	(23.8)	(13.6)	86.6	4.5
(t)	Classification of statement of operations line items

Under Brazilian GAAP, in addition to the issues noted above, the classification of certain income and expense items are presented differently from U.S. GAAP. We have restated our statement of operations under Brazilian GAAP to present a condensed statement of operations in accordance with U.S. GAAP (Note 31(z)(ii)). The reclassifications are summarized as follows:
(i) Under Brazilian GAAP discounts granted are classified as financial expenses. Under U.S. GAAP are classified as deductions of sales;

Braskem S.A. and its Subsidiaries
Notes to the Consolidated Financial Statements
at December 31, 2006, 2005 and 2004
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
(iv) Under Brazilian GAAP, foreign exchange gains and losses may be recorded as financial income or expenses. Under U.S. GAAP foreign exchange gains and losses are recorded as financial income and expenses, respectively;
(v) Under Brazilian GAAP, shipping costs are deducted from gross revenues and handling costs are recorded as selling expenses, whereas under U.S. GAAP such costs are included in cost of sales; and
(vi) Under Brazilian GAAP recovery of taxes is recorded under other operating income, net whereas under U.S. GAAP, such recoveries are recorded under the same line item as the taxes were initially recorded. As a result R$ 112.4 has been reclassified from other operating income to financial expenses.
(u)	Classification of balance sheet line items

Under Brazilian GAAP, the classification of certain balance sheet items is presented differently from U.S. GAAP. We have restated our consolidated balance sheet under Brazilian GAAP to present a condensed consolidated balance sheet in accordance with U.S. GAAP (Note 31(z)(i)). The reclassifications are summarized as follows:
(i) Under U.S. GAAP, certain deferred charges were reclassified to property, plant and equipment and other, directly to expense, and goodwill on legally merged companies within deferred charges are reclassified to goodwill accordingly to their nature;
(ii) Under Brazilian GAAP advances to suppliers of raw materials and maintenance material are classified as inventories, such advances are classified as advances to suppliers under U.S. GAAP;
(iii) Under Brazilian GAAP, restricted cash equivalents are recorded based on the liquidity of the asset whereas under U.S. GAAP restricted assets are classified based on the classification of the related liability that has caused the restriction;

Braskem S.A. and its Subsidiaries
Notes to the Consolidated Financial Statements
at December 31, 2006, 2005 and 2004
All amounts in millions of reais, unless otherwise indicated
(iv) Under Brazilian GAAP, according to “Normas e Procedimentos de Contabilidade Nº 20”—“Cash flow statement” cash and cash equivalents consist principally of highly liquid cash deposits and marketable securities, but there is no requirement that there is insignificant potential changes in value because of interest rate change nor is there a maximum 90 day original period to maturity. Under U.S. GAAP, the Company’s minority owned independently controlled investment funds are considered to be subject to potential risk of change in value due to changes in interest rates or have underlying securities with original maturities greater than 90 days. Therefore, under U.S. GAAP, such funds were classified under short term investments trading securities in the balance sheet. At December 31, 2006, the balance of such funds was R$ 789.8 (2005 – R$ 1,603.9). Taking into consideration these reclassifications, the net cash provided by operating activities in the statements of cash flows under U.S. GAAP at December 31, 2006, 2005 and 2004 would be R$ 883.4, R$ 1,368.1 and R$ 711.1;
(v) Under Brazilian GAAP, according to “Normas e Procedimentos de Contabilidade Nº 20”—“Cash flow statement” additions to deferred charges are recorded under investing activites. Under U.S. GAAP such costs are recorded under operating activites;
(vi) Under Brazilian GAAP discounted trade receivables are classified as trade accounts receivable, such items are classified as short-term debt under U.S. GAAP;
(vii) Under Brazilian GAAP fair market value of derivative financial instruments are classified as a reduction to the underlying debt. Under U.S. GAAP they are classified as fair market value of derivative of financial instruments; and
(viii) Under Brazilian GAAP, pursuant to CVM Deliberation Nº 489/05, the Company states judicial deposits net of the corresponding contingent liabilities. According to U.S. GAAP, judicial deposits were fully stated in long-term receivables.
(v)	Dividends

Under Brazilian GAAP, the Company’s executive officers proposed a dividend distribution from earnings, which has been recorded. Under U.S. GAAP, the amount of dividends exceeding the minimum mandatory dividend is not deemed declared before the distribution is approved by the shareholders. For purposes of reconciliation, the Company has excluded the amount which exceeded the minimum mandatory dividend amounting to R$ 18.5 at December 31, 2006 (2005 – R$ 55.7).

Under Braskem’s by laws, interest on own capital may be declared and paid upon authorization of the Board of Directors.

(w)	Segment reporting

Under Brazilian GAAP, there is no obligation to present disaggregated information with respect to the business segments of an enterprise.

Under U.S. GAAP, SFAS 131, “Disclosures About Segments of an Enterprise and Related Information”, requires that public enterprises disclose certain information about segments on the basis that top management uses to allocate resources among segments and evaluate their performance.

Braskem S.A. and its Subsidiaries
Notes to the Consolidated Financial Statements
at December 31, 2006, 2005 and 2004
All amounts in millions of reais, unless otherwise indicated
Braskem has the following business segments:
•	Basic Petrochemicals—comprising basic petrochemical production activities and supply of electricity, steam and compressed air to second generation producers. This segment is dependent on Petrobras for supply of raw material.

•	Polyolefins—comprising activities related to the production of polyethylene and polypropylene.

•	Vinyls—comprising activities related to the production of PVC, caustic soda and chlorine. One client represents 11.1%, 10.2% and 14.1% of Vinyl revenues for the years ended December 31, 2006, 2005 and 2004, respectively.

•	Business Development—comprising activities related to the production of other second generation petrochemical products. One client represents 23.3%, 22.6% and 27.6% of Business Development revenues for the years ended December 31, 2006, 2005 and 2004, respectively.
The Company evaluates and manages segment performance based on information generated from its statutory accounting records maintained in accordance with accounting practices adopted in Brazil and reflected in its consolidated financial statements. However, management evaluates jointly controlled companies under the equity method as the Company does not control these companies. Certain equity investments are not allocated to any segment. Due to the acquisition of control in Politeno in 2006 and its classification within the Poliolefinas operation, the total assets of the Poliolefinas segment has retroactively included the equity investment in Politeno for periods prior to the acquisition. Additionally, operating income figures presented in business segment information does not include financial expenses, financial income and investment in associated companies.
Information on total segment assets as at December 31, 2006 and 2005 under Brazilian GAAP, is as follows:

	December 31
	2006	2005
Basic Petrochemicals	5,426.6	5,458.9
Polyolefins	4,200.6	2,867.9
Vinyls	2,294.9	2,116.8
Business Development	573.3	547.8
Other	3,808.9	4,599.4

Total assets	16,304.3	15,590.8

Allocation of investments by business segment was not significant in the periods presented.

Braskem S.A. and its Subsidiaries
Notes to the Consolidated Financial Statements
at December 31, 2006, 2005 and 2004
All amounts in millions of reais, unless otherwise indicated
Information on segment results for 2006, 2005 and 2004 is as follows:

	2006
	Business Segments
							Braskem
						Eliminations	consolidated
			Basic	Business	Total	and	before		Braskem	U.S. GAAP
	Vinyls	Polyolefins	Petrochemicals	Development	Segments	Adjustments	CVM 247(*)	CVM 247	consolidated	Differences	U.S. GAAP
Net sales revenue	1,541.7	4,775.8	6,883.6	483.1	13,684.2	(1,965.2)	11,719.0	1,273.7	12,992.7	(1,029.3)	11,963.4
Cost of sales	(1,245.3)	(3,985.4)	(5,994.8)	(545.7)	(11,771.2)	1,889.6	(9,881.6)	(910.5)	(10,792.1)	468.3	(10,323.8)

Gross profit	296.4	790.4	888.8	(62.6)	1,913.0	(75.6)	1,837.4	363.2	2,200.6	(561.0)	1,639.6

Operating expenses (income)
Selling and general administrative	123.0	344.5	339.0	26.0	832.5	41.9	874.4	77.1	951.5	10.7	962.2
Depreciation and amortization	0.4	10.4	0.4	0.1	11.3	368.3	379.6	5.4	385.0	(366.7)	18.3
Other, net	(35.1)	(22.5)	10.4	(1.9)	(49.1)	(107.8)	(156.9)	(29.2)	(186.1)	139.0	(47.1)

	88.3	332.4	349.8	24.2	794.7	302.4	1,097.1	53.3	1,150.4	(217.0)	933.4

Operating income	208.1	458.0	539.0	(86.8)	1,118.3	(378.0)	740.3	309.9	1,050.2	(344.0)	706.2

(*)	“CVM 247” refers to proportional consolidation under Brazilian GAAP (Note 3 (g)) and “Braskem consolidated before CVM 247” includes depreciation at R$ 576.4 within this cost of sales.

Braskem S.A. and its Subsidiaries
Notes to the Consolidated Financial Statements
at December 31, 2006, 2005 and 2004
All amounts in millions of reais, unless otherwise indicated

	2005
	Business Segments
							Braskem
						Eliminations	consolidated
			Basic	Business	Total	and	before		Braskem	U.S. GAAP
	Vinyls	Polyolefins	Petrochemicals	Development	Segments	Adjustments	CVM 247(*)	CVM 247	consolidated	Differences	U.S. GAAP
Net sales revenue	1,794.1	3,919.0	7,226.7	569.0	13,508.8	(1,894.2)	11,614.6	1,460.5	13,075.1	(1,067.3)	12,007.8
Cost of sales	(1,271.9)	(3,182.8)	(6,138.5)	(552.9)	(11,146.1)	1,827.6	(9,318.5)	(1,043.2)	(10,361.7)	709.1	(9,652.6)

Gross profit	522.2	736.2	1,088.2	16.1	2,362.7	(66.6)	2,296.1	417.3	2,713.4	(358.2)	2,355.2

Operating expenses (income)
Selling and general administrative	89.2	229.0	250.3	18.2	586.7	89.7	676.4	110.7	787.1	(5.5)	781.6
Depreciation and amortization	0.8	6.9	—	0.3	8.0	342.2	350.2	5.4	355.6	(283.7)	71.9
Impairment	—	—	—	—	—	—	—	—	—	373.8	373.8
Other, net	(6.6)	(53.0)	(57.1)	(9.2)	(125.9)	56.1	(69.8)	47.0	(22.8)	13.3	(9.5)

	83.4	182.9	193.2	9.3	468.8	488.0	956.8	163.1	1,119.9	97.9	1,217.8

Operating income	438.8	553.3	895.0	6.8	1,893.9	(554.6)	1,339.3	254.2	1,593.5	(456.1)	1,137.4

(*)	“CVM 247” refers to proportional consolidation under Brazilian GAAP (Note 3 (g)) and “Braskem consolidated before CVM 247” includes depreciation at R$ 409.9 within this cost of sales.

Braskem S.A. and its Subsidiaries
Notes to the Consolidated Financial Statements
at December 31, 2006, 2005 and 2004
All amounts in millions of reais, unless otherwise indicated

	2004
	Business Segments
							Braskem
						Eliminations	consolidated
			Basic	Business	Total	and	before		Braskem	U.S. GAAP
	Vinyls	Polyolefins	Petrochemicals	Development	Segments	Adjustments	CVM 247(*)	CVM 247	consolidated	Differences	U.S. GAAP
Net sales revenue	1,858.8	3,489.4	6,480.0	620.8	12,449.0	(1,404.8)	11,044.2	1,345.3	12,389.5	(745.4)	11,644.1
Cost of sales	(1,157.1)	(2,523.0)	(5,330.1)	(564.9)	(9,575.1)	1,269.4	(8,305.7)	(917,3)	(9,223.0)	231.8	(8,991.2)

Gross profit	701.7	966.4	1,149.9	55.9	2,873.9	(135.4)	2,738.5	428.0	3,166.5	(513.6)	2,652.9

Operating expenses (income)
Selling and general administrative	80.1	199.1	213.8	24.9	517.9	62.8	580.7	96.3	677.0	173.7	850.7
Depreciation and amortization	0.6	5.9	2.6	0.7	9.8	344.0	353.8	5.9	359.7	(296.0)	63.7
Other, net	(14.9)	(6.3)	(22.2)	(2.6)	(46.0)	10.8	(35.2)	(7.8)	(43.0)	15.8	(27.2)

	65.8	198.7	194.2	23.0	481.7	417.6	899.3	94.4	993.7	(106.5)	887.2

Operating income	635.9	767.7	955.7	32.9	2,392.2	(553.0)	1,839.2	333.6	2,172.8	(407.1)	1,765.7

(*)	“CVM 247” refers to proportional consolidation under Brazilian GAAP (Note 3 (g)) and “Braskem consolidated before CVM 247” includes depreciation at R$ 366.7 within this cost of sales.

Braskem S.A. and its Subsidiaries
Notes to the Consolidated Financial Statements
at December 31, 2006, 2005 and 2004
All amounts in millions of reais, unless otherwise indicated

	Years Ended December 31
	2006	2005	2004
Domestic sales	9,671.7	10,348.0	9,949.3
Exports from Brazil	3,321.0	2,727.1	2,440.2

Total net sales	12,992.7	13,075.1	12,389.5

Information on the geographical composition of the Company’s sales is as follows:

	Years Ended December 31
	2006	2005	2004
Destination of exports from Brazil
Americas	2,059.0	1,827.2	1,586.1
Far East	431.7	327.3	292.8
Europe	830.3	572.6	536.8
Other	—	—	24.5

Total exports	3,321.0	2,727.1	2,440.2

Domestic sales	9,671.7	10,348.0	9,949.3

Total net sales	12,992.7	13,075.1	12,389.5

(x)	Recently issued accounting standards

In February 2006, the FASB issued FAS 155, “Accounting for certain hybrid financial instruments”, which amends FASB Statements Nº 133, Accounting for Derivative Instruments and Hedging Activities, and FAS 140 “Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities”. This Statement or solves issues addressed in Statement 133 Implementation Issue Nº D1, “Application of Statement 133 to Beneficial Interests in Securitized Financial Assets”. The Company does not expect FASB 155 to have a significant impact on its financial position, results of operations or cash flows.

In March 2006, the FASB issued FAS 156, “Accounting for Servicing Financial Assets”, which amends FASB Statements Nº 140 “Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities”. This Statement or solves issues addressed in Statement 140 regarding recognition for all servicing financial asset or liability and its measurement methods. The Company does not expect FASB 156 to have a significant impact on its financial position, results of operations or cash flows.

Braskem S.A. and its Subsidiaries
Notes to the Consolidated Financial Statements
at December 31, 2006, 2005 and 2004
All amounts in millions of reais, unless otherwise indicated
In June 2006, the Financial Accounting Standards Board (“FASB”) issued Emerging Issues Task Force (“EITF”) 06-03, “How Taxes Collected from Customers and Remitted to Governmental Authorities Should Be Presented in the Income Statement (That Is, Gross Versus Net Presentation).” EITF 06-03 requires that any tax assessed by a governmental authority that is imposed concurrent with or subsequent to a revenue-producing transaction between a seller and a customer should be presented on a gross (included in revenues and costs) or a net (excluded from revenues) basis. In addition, for any such taxes that are reported on a gross basis, a company should disclose the amounts of those taxes in interim and annual financial statements for each period for which an income statement is presented if those amounts are significant. EITF 06-03 will be effective for interim and annual reporting periods beginning after December 15, 2006. The Company is currently evaluating the impact that the application of this new standard will have on its consolidated financial statements.

In July 2006, the FASB issued FIN 48, “Accounting for uncertainty in income taxes”, which prescribes a comprehensive model for how a Company should recognize, measure, present, and disclose in its financial statements uncertain tax positions that the Company has taken or expects to take on a tax return. Currently, the Company has no uncertain tax positions that will affect its tax return and therefore, the Company has concluded that the adoption of this standard will have no significant impact on its financial statements.

In September 2006, the FASB issued SFAS No. 157, “Fair Value Measurements,” which formally defines fair value, creates a standardized framework for measuring fair value in generally accepted accounting principles (“GAAP”), and expands fair value measurement disclosures. SFAS 157 will be effective for fiscal years beginning after November 15, 2007. The Company is currently evaluating the impact that the application of this new standard will have on its financial statements, as of January 1, 2008.

In September 2006, the SEC issued Staff Accounting Bulletin No. 108, “Considering the Effects of Prior Year Misstatements when Quantifying Misstatements in Current Year Financial Statements” (“SAB 108”). SAB 108 provides interpretive guidance on how the effects of the carryover or reversal of prior year misstatements should be considered in quantifying a current year misstatement. The SEC staff believes that registrants should quantify errors using both a balance sheet and income statement approach and evaluate whether either approach results in quantifying a misstatement that, when all relevant quantitative and qualitative factors considered, is material. SAB 108 is effective for fiscal years ending on or after November 15, 2006. The Company’s adoption of SAB 108 did not have an impact on its financial position or results of operations.

In February, 2007, the FASB issued FAS 159 “The fair value option for financial assets and financial liabilities” including an amendment of FASB Statement 115 “Accounting for certain investments in debt and equity securities”, permits the company to choose to measure many financial instruments and certain other items at fair value. The Company is currently evaluation the impact that the application of this new standard will have on its financial statements, as of 2007.

Braskem S.A. and its Subsidiaries
Notes to the Consolidated Financial Statements
at December 31, 2006, 2005 and 2004
All amounts in millions of reais, unless otherwise indicated
(y)	Reconciliation of principal differences between Brazilian GAAP and U.S. GAAP

Net income

		Years Ended December 31
	Reference	2006	2005	2004
Net income under Brazilian GAAP		101.3	625.8	687.1

Depreciation of additional indexation of permanent assets for 1996 and 1997	31(b)	(28.6)	(39.9)	(37.3)
Capitalized interest	31(c)	—	50.3	34.1
Amortization of capitalized interest	31(c)	(38.7)	(38.3)	(38.1)
Deferred charges, net	31(d)	34.5	82.1	(142.9)
Business combination and goodwill adjustments	31(e)	330.6	35.5	382.5
Pension plan	31(i)	(58.4)	(27.7)	(20.2)
Tax incentives	31(n)	11.9	52.0	63.7
Revenue recognition	31(o)	(18.1)	(3.6)	—
Amortization capital issuance cost	31 (l)	5.8	5.8
Effects of U.S. GAAP adjustments on equity Investees	31(f)	(56.8)	(46.5)	(92.2)
Deferred income tax on adjustments above	31(m)	(123.2)	39.9	48.8
Long-term incentive plan	31 (r)	0.5	—	—
Minority interest on adjustments above		0.8	1.7	2.3

Net income under U.S. GAAP – as previously reported		161.6	737.1	887.8

Change in accounting principle — maintenance cost	31 (q)	—	4.1	(44.7)

Net income under U.S. GAAP – as adjusted		161.6	741.2	843.1

Braskem S.A. and its Subsidiaries
Notes to the Consolidated Financial Statements
at December 31, 2006, 2005 and 2004
All amounts in millions of reais, unless otherwise indicated
Shareholders’ Equity

		December 31
	Reference	2006	2005
Shareholders’ equity under Brazilian GAAP		4,311.9	4,535.8

Additional indexation of permanent assets for 1996 and 1997	31(b)	1,135.8	1,135.8
Depreciation of additional indexation of permanent assets for 1996 and 1997	31(b)	(442.6)	(414.0)
Capitalized interest, net	31(c)	536.3	536.3
Amortization of capitalized interest	31(c)	(369.6)	(330.9)
Deferred charges, net	31(d)	(408.3)	(442.8)
Business combination adjustments	31(e)	291.6	(55.2)
Distributions to shareholders	31(g)	(1,771.3)	(1,777.2)
Capital issuance costs	31(l)	(46.5)	(52.3)
Pension plan	31(i)	(12.1)	(14.6)
Consolidation of variable interest entities	31(p)	0.7	0.7
Equity investees	31(f)	(226.2)	(182.8)
Treasury shares		10.4	10.4
Revenue recognition	31(o)	(2.2)	(3.6)
Reversal of proposed dividends	31(v)	18.5	55.7
Deferred income tax adjustments	31(m)	(185.7)	(62.5)
Long-term incentive plan	31 (r)	0.5	—
Minority interest on adjustments above		125.6	124.8

Shareholders’ equity under U.S. GAAP – as previously reported		2,966.8	3,063.6

Change in accounting principle — maintenance cost	31 (q)	—	(145.2)

Shareholders’ equity under U.S. GAAP – as adjusted		2,966.8	2,918.4

(z)	U.S. GAAP condensed financial information

Based on the reconciling items and discussion above, Braskem’s consolidated balance sheet, statement of operations and statement of changes in shareholders’ equity under U.S. GAAP have been recast in condensed format as follows:

Braskem S.A. and its Subsidiaries
Notes to the Consolidated Financial Statements
at December 31, 2006, 2005 and 2004
All amounts in millions of reais, unless otherwise indicated
(i)	Condensed balance sheet under U.S. GAAP
Condensed balance sheet under U.S. GAAP

	2006	2005
Assets
Current assets
Cash and cash equivalents	667.2	531.8
Short-term investments	1,174.0	1,682.5
Trade accounts receivable, net	1,598.6	1,425.3
Taxes recoverable	383.0	303.8
Inventories	1,504.3	1,336.2
Dividends receivable	4.9	6.2
Prepaid expenses	79.5	44.3
Advances to suppliers	125.0	87.1
Other receivables	46.4	56.4

	5,582.9	5,473.6

Investments	554.1	508.9

Goodwill, net	450.5	450.5

Property, plant and equipment	6,636.8	5,862.4

Other noncurrent assets
Receivables from related parties	40.9	61.0
Prepaid expenses	99.0	112.5
Inventories, net	22.9	75.8
Intangible assets	175.1	40.7
Other taxes recoverable	912.3	527.3
Deferred income tax	143.4	306.1
Restricted deposits for legal proceedings	206.5	161.9
Other receivables	66.3	53.3

	1,666.4	1,338.6

Total assets	14,890.7	13,634.0

Braskem S.A. and its Subsidiaries
Notes to the Consolidated Financial Statements
at December 31, 2006, 2005 and 2004
All amounts in millions of reais, unless otherwise indicated

	2006	2005
Liabilities and shareholders’ equity
Current liabilities
Suppliers	3,080.4	2,659.3
Payroll and related charges	128.6	108.0
Taxes on income payable	0.7	55.2
Other taxes payable	101.2	140.0
Fair market value of derivative financial instruments	98.2	39.4
Short-term debt, including current portion of long-term debit	418.1	699.0
Interest payable on short-term debt and debentures	271.3	117.1
Debentures	958.6	—
Related parties	—	6.5
Advances from customers	12.1	35.5
Dividend payable	22.0	237.7
Other	425.3	35.4

	5,516.5	4,133.1

Long-term liabilities
Long-term debt	3,799.0	3,182.1
Debentures	950.0	1,599.3
Fair market value of derivative financial instruments	31.7	8.1
Related parties	4.4	—
Minimum pension liability	52.8	55.3
Taxes and contributions payable	1,418.0	1,451.2
Other	122.0	135.3

	6,377.9	6,431.3

Minority interest	29.5	151.2

Shareholders’ equity	2,966.8	2,918.4

Total liabilities and shareholder’s equity	14,890.7	13,634.0

Braskem S.A. and its Subsidiaries
Notes to the Consolidated Financial Statements
at December 31, 2006, 2005 and 2004
All amounts in millions of reais, unless otherwise indicated
(ii)	Condensed statement of operations under U.S. GAAP

	2006	2005	2004
Gross sales	15,045.5	15,341.0	14,780.0
Value -added and other taxes, discounts and returns	(3,082.1)	(3,333.2)	(3,135.9)

Net sales revenue	11,963.4	12,007.8	11,644.1
Cost of sales	(10,323.8)	(9,652.6)	(8,991.2)

Gross profit	1,639.6	2,355.2	2,652.9

Operating income (expenses)
Selling, general and administrative	(962.2)	(781.6)	(850.7)
Depreciation and amortization	(18.3)	(71.9)	(63.7)
Impairment of goodwill		(373.8)
Other, net	47.1	9.5	27.2

Operating income	706.2	1,137.4	1,765.7

Non-operating income (expenses)
Financial income	232.6	(46.5)	(62.3)
Financial expenses	(916.0)	(565.8)	(1,110.2)
Other	17.3	(24.4)	(24.3)

Income before income tax, equity in results of associated companies and minority interest	40.1	500.7	568.9

Income tax benefit (expense)
Current	(3.9)	(24.0)	(66.2)
Deferred	(21.9)	17.3	185.1

Income before equity in results of associated companies and minority interest	14.3	494.0	687.8

Equity in earnings of associated companies	147.3	179.5	177.6
Minority interest	—	67.7	(22.3)

Net income for the year	161.6	741.2	843.1

Braskem S.A. and its Subsidiaries
Notes to the Consolidated Financial Statements
at December 31, 2006, 2005 and 2004
All amounts in millions of reais, unless otherwise indicated
(iii)	Condensed changes in shareholders’ equity under U.S. GAAP

	2006			2005
	Accumulated other	Other		Accumulated other	Other
	comprehensive	equity	Total	comprehensive	equity	Total
	income	accounts	equity	income	accounts	equity
At beginning of the year – as previously reported	1,512.6	1,405.8	2,918.4	763.8	1,825.1	2,588.9

Change in accounting principle — maintenance cost	—	—	—	—	(149.3)	(149.3)
Adoption of SFAS 158	73.9	—	73.9

At beginning of the year – as adjusted	1,586.5	1,405.8	2,992.3	763.8	1,675.8	2,439.6

Net income	161.6	—	161.6	741.2	—	741.2
Changes in minimum pension liability	—	—	—	7.6	—	7.6

Total comprehensive income	1,748.1	1,405.8	3,153.9	1,512.6	1,675.8	3,188.4

Capital increase	—	105.3	105.3	—	—	—
Distribution shareholders	—	5.9	5.9	—	—	—
Repurchase of treasury shares	—	(224.3)	(224.3)	—	—	—
Dividends and interest in own capital	—	(74.0)	(74.0)	—	(270.0)	(270.0)

At end of the year	1,748.1	1,218.7	2,966.8	1,512.6	1,405.8	2,918.4

*  *  *  *

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholders Copesul — Companhia Petroquímica do Sul and Subsidiaries

1	We have audited the accompanying consolidated balance sheets of Copesul — Companhia Petroquímica do Sul and subsidiaries (“the Company”) as of December 31, 2006 and 2005 and the related consolidated statements of income, of changes in shareholders’ equity, of changes in financial position and of cash flows for each of the three years in the period ended December 31, 2006. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

2	We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

Copesul — Companhia Petroquímica do Sul and Subsidiaries

3	In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of Copesul — Companhia Petroquímica do Sul and subsidiaries at December 31, 2006 and 2005 and the consolidated results of their operations, the changes in their financial position and their cash flows for each of the three years in the period ended December 31, 2006, in conformity with accounting practices adopted in Brazil.

4	Accounting practices adopted in Brazil vary in certain significant respects from accounting principles generally accepted in the United States of America. Information relating to the nature and effect of such differences is presented in Note 28 to the consolidated financial statements.
    /s/ PricewaterhouseCoopers

PricewaterhouseCoopers	Porto Alegre, Brazil
Auditores Independentes	April 30, 2007

COPESUL — Companhia Petroquímica do Sul
Consolidated Balance Sheets at December 31
All amounts in millions of reais

	2006	2005		2006	2005
Assets			Liabilities and shareholders' equity

Current assets			Current liabilities
Cash and banks (Note 4)	201	113	Suppliers
Trade accounts receivable			Third parties (Note 14)	290	154
Third parties (Note 5)	195	149	Related parties (Note 27)	63	2
Related parties (Note 27)	59	49	Loans and financing (Note 15)	50	288
Export drafts — billed (Note 16)	(1)	(18)	Export drafts - to be invoiced (Note 16)	39	1
Credits ceded to receivables securitization fund (FIDC) (Note 7)		(13)	Taxes and charges payable (Note 17)	45	42
Swap receivables (Note 6)	64	53	Social and labor contributions and charges	45	49
Marketable securities (Note 7)	38	13	Proposed dividends (Note 19 (d) (iii))	185	68
Inventories (Note 8)	571	495	Interest on own capital (Note 19 (d) (iii))	17	21
Taxes and charges recoverable (Note 9)	115	43	Income tax and social contribution (Note 18)	44	9
Prepaid expenses (Note 10)	14	14	Provision for programmed manintenance (Note 19 (e) (i))		16
Other accounts receivable	5	9	Swap and options payable (Note 6)	23	5

			Advances from customers	5	13
	1,261	907	Profit sharing and other	35	27

Non-current assets				841	695

Long-term assets			Non-current liabilities
Marketable securities (Note 7)	1	1	Long-term liabilities
Taxes and charges recoverable (Note 9)	137	133	Loans and financing (Note 15)	107	84
Judicial deposits (Note 11)	9	8	Export drafts - to be invoiced (Note 16)	139	91
Prepaid expenses (Note 10)	4	6	Provision for programmed maintenance (Note 19 (e) (i))		52
Loans to third parties	3	6	Deferred contributions and taxes (Note 18)	37	1
Claims receivable and other	2	1	Provision for contingencies (Note 24)	34	11

			Actuarial liability - PETROS (Note 25)	9	7

	156	155		326	246

Permanent assets			Shareholders’ equity (Note 19)
Investments	10	9	Capital	850	750
Property, plant and equipment (Note 12)	1,030	1,106	Capital reserve	296	341
Deferred charges (Note 13)	10	11	Revaluation reserve	75	109

			Revenue reserve	79	47

	1,050	1,126		1,300	1,247

Total assets	2,467	2,188	Total liabilities and shareholders’ equity	2,467	2,188

The accompanying notes are an integral part of these consolidated financial statements.

COPESUL — Companhia Petroquímica do Sul
Consolidated Statements of Income
Years Ended December 31
In millions of reais, unless otherwise indicated

	2006	2005	2004
Gross sales
Sale of petrochemical products and utilities
Local market	7,186	6,527	6,267
Foreign market	761	765	774
Sale of services and resale of goods	201	56	112

	8,148	7,348	7,153

Taxes and contributions on sales
ICMS	(982)	(1,041)	(1,051)
PIS, COFINS, CIDE and other	(790)	(691)	(661)

	(1,772)	(1,732)	(1,712)

Net sales and services	6,376	5,616	5,441
Cost of products, utilities and services	(5,292)	(4,610)	(4,418)

Gross profit	1,084	1,006	1,023

Operating (expenses) income
Selling	(133)	(125)	(136)
General and administrative	(51)	(43)	(41)
Management fees	(3)	(2)	(2)
Other operating income (expenses), net (Note 21)	20	22	42

	(167)	(148)	(137)

Operating profit before financial result	917	858	886

Financial result (Note 20)
Financial expenses	(463)	(279)	(670)
Financial income	372	137	507

	(91)	(142)	(163)

Operating profit	826	716	723

Non-operating result, net
Non-operating income	(6)	(4)	1
Non-operating expenses	2	10	(2)

	(4)	6	(1)

Income before income tax and social contribution	822	722	722

Income tax and social contribution (Note 18)	(270)	(231)	(242)

Income before profit sharing	552	491	480

Employees profit sharing	(24)	(22)	(20)
Management profit sharing	(3)	(1)	(1)

Income before reversal of interest on own capital	525	468	459
Reversal of interest on own capital (Note 19)	90	99	88

Net income for the year	615	567	547

Earnings per share (in Brazilian Reais) (Note 19)	4.10	3.77	3.64

The accompanying notes are an integral part of these consolidated financial statements.

COPESUL — Companhia Petroquímica do Sul
Statement of Changes in Shareholders’ Equity
In millions of reais

		Capital reserve		Revenue reserve
					Retained earnings
			Revaluation		(Acummulated
	Capital	Fiscal incentives	reserve	Legal	losses)	Total
At December 31, 2003	610	247	179	42		1,078
Capitalization of capital reserve — fiscal incentives
FUNDOPEM	90	(90)
Fiscal incentives
FUNDOPEM		89				89
Program for Technological and Industrial Development (PDTI)		2				2
Realization of revaluation reserve
Revaluation - 1983			(3)		3
Revaluation - 1989			(32)		32
Income tax and social contribution on realized revaluation reserve					(10)	(10)
Net income for the year					547	547
Appropriation of net income
Legal reserve				27	(27)
Proposed dividends — R$0.785 per share					(118)	(118)
Interim dividends — R$2.252 per share					(339)	(339)
Interest on own capital — R$0.587 per share					(88)	(88)

At December 31, 2004	700	248	144	69		1,161

Capitalization of revenue reserve
Legal Reserve	50			(50)
Fiscal incentives
FUNDOPEM		89				89
Program for Technological and Industrial Development (PDTI)		4				4
Realization of revaluation reserve
Revaluation - 1983			(3)		3
Revaluation - 1989			(32)		32
Income tax and social contribution on realized revaluation reserve					(11)	(11)
Net income for the year					567	567
Appropriation of net income
Legal reserve				28	(28)
Proposed dividends — R$0.454 per share					(68)	(68)
Interim dividends — R$2.635 per share					(396)	(396)
Interest on own capital — R$0.660 per share					(99)	(99)

At December 31, 2005	750	341	109	47		1,247

COPESUL — Companhia Petroquímica do Sul
Statement of Changes in Stockholders’ Equity
In millions of reais

		Capital reserve		Revenue reserve
			Revaluation
	Capital	Fiscal incentives	reserve	Legal	Retained earnings	Total
At December 31, 2005	750	341	109	47		1,247
Adjustment from previous years (Note 19 (e))					38	38
Capitalization of capital reserve — FUNDOPEM	100	(100)
Fiscal incentives
FUNDOPEM		50				50
Program for Technological and Industrial Development (PDTI)		5				5
Realization of revaluation reserve
Revaluation - 1983			(4)		4
Revaluation - 1989			(30)		30
Income tax and social contribution on realized revaluation reserve					(8)	(8)
Net income for the year					615	615
Appropriation of net income
Legal reserve				32	(32)
Proposed dividends — R$1,229 per share					(185)	(185)
Interim dividends — R$2.475 per share					(372)	(372)
Interest on own capital — R$0.597 per share					(90)	(90)

At December 31, 2006	850	296	75	79		1,300

The accompanying notes are an integral part of these consolidated financial statements.

COPESUL — Companhia Petroquímica do Sul
Consolidated Statements of Changes in Financial Position
In millions of reais

	2006	2005	2004
Financial resources were provided by:
Operations
Net income for the year	615	567	547
Expenses (income) not affecting working capital
Depreciation and amortization	234	202	206
Provision for realization of investments at market value	(1)
Long-term taxes recoverable	(5)
Write off of non current assets prepaid expenses		1
Provision for long-term programmed maintenance		19	34
Provision for administrative, civil and labor contingencies	24	4	3
Provision for actuarial liability — PETROS	2	2	2
Interest on long-term amounts receivable	(1)	(10)	(47)
Interest on long-term financing		6	3
Interest on income tax and social contribution on long-term liabilities	2
Monetary and exchange variations on long-term items
Long-term liabilities	(5)	(11)	(2)
Long-term receivables	(5)	(3)	(23)
Disposals of property, plant and equipment and investments	2	5
Income tax and social contribution
Long-term receivavles	(25)
Long-term liabilities	10	(2)	(1)
Retained earnings revaluation reserve	(10)	(11)	(10)

	837	769	712

Third parties
Decrease in long-term assets
Marketable securities	1	11	12
Related parties		154	572
Taxes and charges recoverable	50	6	3
Prepaid expenses	3	3	6
Loans to third parties and other	5	5	4
Increase in long-term liabilities
Financial institutions	47	77	121
Export drafts to be invoiced	138		114
Fiscal incentives of FUNDOPEM and Program for Technological and Industrial Development	55	93	91

	299	349	923

Other
Effect on net working capital from the change in the accounting procedure and prior year adjustments	1

Total funds provided	1,137	1,118	1,635

COPESUL — Companhia Petroquímica do Sul

Consolidated Statements of Changes in Financial Position In millions of reais	(continued)

	2006	2005	2004
Financial resources were used for:
Long-term assets
Marketable securities			23
Related parties			325
Taxes and charges recoverable	42	21	19
Prepaid expenses	1	5	4
Loans to third parties and other	2	1	6
Permanent assets
Investments			2
Property, plant and equipment	126	171	131
Deferred charges	2	3	2
Transfer from long-term to current liabilities
Financial institutions	24	64	195
Export drafts to be invoiced	35		371
Provision for programmed maintenance		11	43
Amortization of long-term liabilities
Financial institutions		79	174
Export drafts to be invoiced	49		133
Administrative, civil and labor contingencies	1	2	1
Distribution of net income
Proposed dividends	185	68	118
Prepaid dividends	372	396	339
Interest on own capital	90	99	88

Total funds used	929	920	1,974

Increase (decrease) in working capital	208	198	(339)

Current assets
At the end of the year	1,261	907	754
At the beginning of the year	907	754	1,387

	354	153	(633)

Current liabilities
At the end of the year	841	695	740
At the beginning of the year	695	740	1,034

	146	(45)	(294)

Increase (decrease) in working capital	208	198	(339)

The accompanying notes are an integral part of these consolidated financial statements.

COPESUL — Companhia Petroquímica do Sul
Consolidated Statements of Cash Flows
In millions of reais

	2006	2005	2004
Cash provided by operating activities
Net income for the year	615	567	547
Expenses (income) not affecting cash
Depreciation and amortization	234	202	206
Provision for programmed maintenance		(31)	36
Provision for administrative, civil and labor contingencies	23	4	3
Provision for actuarial liabilities — PETROS	2	2	2
Provision for realization of investments at market value	(1)
Interest and monetary and exchange variations on assets
Interest	5	15	5
Monetary and exchange variations	(4)	6	(18)
Disposals of property, plant and equipment and other investments	2	5
Net changes in swap receivable	(11)	(52)	9
Net changes in swap and options payable	18	(3)	(32)
Loans, financing and export drafts
Interest	(11)	(1)	(3)
Monetary and exchange variations	(7)	(36)	(21)
Deferred income tax and social contribution	4	10	(30)
Interest on provision for income tax and social contribution	2
Decrease (increase) in assets
Trade accounts receivable	(57)	21	277
Trade notes linked to the FIDC	(13)	(10)	23
Inventories	(76)	(68)	(144)
Other accounts receivable	(92)	(36)	102
Related parties	61		(25)
Increase (decrease) in liabilities
Suppliers — third parties	137	8	59
Other accounts payable	13	(28)	21
Fiscal incentives of FUNDOPEM, income tax and Program for Technological and Industrial Development	55	93	91

Net cash provided by operating activities	899	668	1,108

The accompanying notes are an integral part of these consolidated financial statements.

COPESUL — Companhia Petroquímica do Sul

Consolidated Statements of Cash Flows In millions of reais	(continued)

	2006	2005	2004
Marketable securities
Purchases	(210)	(145)	(997)
Redemptions	181	201	910
Loans to related parties
Issuances	5		(325)
Repayments		130	522
Additions to investments			(2)
Additions to property, plant and equipment	(126)	(171)	(131)
Additions to deferred charges	(2)	(3)	(2)

Net cash provided by (used in) investing activities	(152)	12	(25)

Loans, financing and export drafts
Issuances	1,320	1,279	772
Repayments	(1,447)	(1,411)	(1,707)
Interest on own capital payable paid	(94)	(97)	(83)
Dividends paid	(438)	(513)	(346)

Net cash used in financing activities	(659)	(742)	(1,364)

Net change in cash	88	(62)	(281)

Initial cash balance	113	175	456

Final cash balance	201	113	175

Net change in cash	88	(62)	(281)

The accompanying notes are an integral part of these consolidated financial statements.

COPESUL — Companhia Petroquímica do Sul
Notes to the Consolidated Financial Statements
at December 31, 2006 and 2005
All amounts in millions of reais, unless otherwise indicated
1	Operations

The Company, headquartered in Triunfo, Rio Grande do Sul, is a publicly held corporation and main objectives are: a) manufacture, sale, import and export of chemical and petrochemical products and fuel; b) production and distribution of goods, as well as rendering services to companies of the Southern Petrochemical Complex and management of the logistic services pertinent to its waterway and terrestrial terminals; c) participation in other companies as quotaholder or shareholder. Its main shareholders are Braskem S.A., Ipiranga Petroquímica S.A. and Petrobras Química S.A. - PETROQUISA.

The main suppliers of raw materials in the local market are PETROBRAS — Petróleo Brasileiro S.A. and Refinaria Alberto Pasqualini — REFAP S.A. and overseas, the companies Sonatrach SPA and Repsol YPF S.A.

The Company’s main customers are located in the Petrochemical Complex in Triunfo, Rio Grande do Sul. Additionally, the Company’s sales of hydrocarbon solvents and fuels are made to both national and international market, and the latter being mainly to Mercosur (Southern Common Market) and the United States.

2	Presentation of financial statements

The financial statements for statutory and regulatory purposes were approved by the Company’s Board of Directors on January 30, 2007.

The consolidated financial statements have been prepared and are being presented in accordance with accounting practices adopted in Brazil, which are based on Brazilian corporate legislation and standards and procedures of the Brazilian Securities Commission (CVM). The financial statements presented herein do not include the holding company’s stand-alone financial statements, are not intended for statutory purposes, and have been adjusted with respect to the financial statements for statutory purposes to include in Note 28 a reconciliation of net equity and net income between the amounts under accounting practices adopted in Brazil and generally accepted accounting principles in the United States of America as well as certain additional disclosure to facilitate its understanding by readers not familiar with accounting practices adopted in Brazil as described below.

Due to the change of accounting practice, the provision for programmed maintenance, beginning on January 1, 2006, was totally reversed against retained earnings as required by Deliberation of the Brazilian Securities and Exchange Commission — CVM no. 489 of October 3, 2005 and Technical Interpretation — IT IBRACON no. 01/2006 and its effects are

COPESUL — Companhia Petroquímica do Sul
Notes to the Consolidated Financial Statements
at December 31, 2006 and 2005
All amounts in millions of reais, unless otherwise indicated
shown in Note 19 (e) (i).

The preparation of financial statements in conformity with generally accepted accounting practices requires the use of estimates to account for certain assets and liabilities and other transactions. Therefore, the Company’s financial statements include estimates referring to the selection of useful lives of fixed assets, provisions for contingent liabilities and determination of income tax liabilities. Actual results may differ from such estimates.

3	Significant accounting practices

(a)	Consolidated financial statements

These consolidated statements include the wholly-owned subsidiaries Copesul International Trading, Inc., CCI — Comercial Importadora S.A. and the Fundo de Investimento Financeiro Multimercado Copesul, a mutual fund whose quotas are wholly-owned by the Company. In the consolidation process, intercompany balances, income, expenses and unrealized profits arising from intercompany transactions are eliminated, as well as the investment in the subsidiaries.

(b)	Marketable securities and swap receivables and payables

Marketable securities are recorded at cost plus accrued income up to the balance sheet date (accrual basis), adjusted to market value, when lower. Investment in quotas of mutual funds are valued at its market value at period-end with gain and losses regognized in the statement of income. As required by accounting standards specifically applicable to mutual funds, investments held by mutual funds, such as the “Fundo de Investimento Financeiro Multimercado Copesul” are valued at its market value at period-end with gain and losses recognized in the statement of income. Derivatives financial instruments, which include swaps and options (Note 6) are recorded at fair value with realized and unrealized gains and losses recognized in income.

(c)	Allowance for doubtful accounts

The Company has no allowance for doubtful accounts, since losses are not consider to be probable to occur in relation to accounts receivable.

COPESUL — Companhia Petroquímica do Sul
Notes to the Consolidated Financial Statements
at December 31, 2006 and 2005
All amounts in millions of reais, unless otherwise indicated
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

Deferred charges include pre-operating expenses related to expansion, projects for new products and systems and organizational restructuring expenditures, amortized at the rate of 20% per year (p.a.), as shown in Note 13.

(h)	Rights and obligations

Rights are stated at cost or realization value, including, when applicable, interest and monetary restatements and exchange rate variations. Liabilities are recognized at their known or calculable values, including corresponding charges, monetary restatements and exchange rate variations when applicable.

(i)	Provision for programmed maintenance

Up to December 31, 2005, the Provision for Programmed maintenance was set up accruing in advance the estimated costs of scheduled maintenance stoppage, especially the general stoppage that occurs every six years. The most recent stoppage of Plant 1 occurred in the first half of 2001 and the next one should be in 2008. The most recent stoppage of Plant 2 took place in November 2005 and the next one is planned for November 2011. Due to the change of accounting practice, the provision for programmed maintenance, beginning on January 1, 2006, was totally reversed against retained earnings as established by Deliberation of the Brazilian Securities and Exchange Commission — CVM no. 489 of October 3, 2005 and Technical Interpretation — IT IBRACON no. 01/2006 and its effects are shown in Note 19 (e) (i).

COPESUL — Companhia Petroquímica do Sul
Notes to the Consolidated Financial Statements
at December 31, 2006 and 2005
All amounts in millions of reais, unless otherwise indicated
As from January 1, 2006 and in accordance with IT IBRACON 01/2006 no provision is recognized for programmed maintenance. IT IBRACON 01/2006 establishes that “no provision is recognized for costs that need to be incurred to operate in the future. The only liabilities recognized in the balance sheet of an entity are those that exist at the balance sheet date.” As from January 1, 2006 amounts incurred in programmed maintenance are capitalized and amortized over the estimated period to the next programmed maintenance.

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

In accordance with IBRACON (“Instituto dos Auditores Independentes do Brasil”) Accounting Standards and Procedures (NPC) 20, the Company is presenting the consolidated statements of cash flows for the years ended December 31, 2006, 2005 and 2004. For purposes of the statements of cash flows, cash and banks comprises all cash in hand, amounts deposited in banks and securities, quotas in mutual funds and amounts invested in other debt securities which might be sold by the Company at any moment in exchange for cash.

COPESUL — Companhia Petroquímica do Sul
Notes to the Consolidated Financial Statements
at December 31, 2006 and 2005
All amounts in millions of reais, unless otherwise indicated
4	Cash and banks

	2006	2005
Cash and banks — checking account	7	6
Marketable securities
Investments of Fundo de Investimento Financeiro Multimercado Copesul
Bank Deposit Certificates	88	43
Financial Brazilian Government Treasury Bills	13	12
National Treasury Bills	1	1
Mutual Fund quotas	12	13
Receivables investment Fund — FIDC		9
Debentures and other debt securities	43	15
Bank Deposit Certificates		13
Government securities
Overnight and term deposits	37	1

	201	113

5	Trade accounts receivable — Third parties

	2006	2005
Local customers	121	103
Foreign customers	74	46

	195	149

COPESUL — Companhia Petroquímica do Sul
Notes to the Consolidated Financial Statements
at December 31, 2006 and 2005
All amounts in millions of reais, unless otherwise indicated
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

	Amounts receivable
	2006	2005
Swap receivables	27	2
Swap with anticipatory breach clause		1
Options — Box operations	37	50

Total — current assets	64	53

	Amounts payable
	2006	2005
Options payable		1
Options — Box operations		2
Swap payable	23	2

Total — current liabilities	23	5

Box options are combined operations that involve both the purchase and the sale of options in US dollars for the same maturity at a certain price, so that, regardless of the future US dollar rate, the Company knows in advance the net result of such operations providing what the Company views as a fixed return over its investment. The value paid for the options, called premium, correspond to the amount invested by the Company and the sum redeemed will be the premium plus a pre-fixed rate of return.

Swaps correspond to cross-currency interest rate swaps by which the Company pays a fixed interest rate and receives a variable rate based on the Interbank Deposit Certificates — CDI rate.

COPESUL — Companhia Petroquímica do Sul
Notes to the Consolidated Financial Statements
at December 31, 2006 and 2005
All amounts in millions of reais, unless otherwise indicated
7	Marketable securities

	2006	2005
Receivables Securitization Fund (FIDC) (*)		13
Term deposits	39	1

Total	39	14

Current	(38)	(13)

Long-term	1	1

(*)	The ‘Fundo Copesul de Investimentos em Direitos Creditórios’ — FIDC (Copesul Receivables Securitization Fund) was closed with amortization of the last installment on August 21, 2006.
8	Inventories

Inventories are comprised as follows:

	2006	2005
Raw materials	234	267
Raw materials in transit	145	90
Finished products	99	46
Spare parts and other materials	73	75
Chemical products	7	8
Intermediary products	13	9

	571	495

COPESUL — Companhia Petroquímica do Sul
Notes to the Consolidated Financial Statements
at December 31, 2006 and 2005
All amounts in millions of reais, unless otherwise indicated
9	Taxes and charges recoverable

	Current		Long-term
	2006	2005	2006	2005
Deferred taxes
Deferred income tax and social contribution on tax loss — CITI (c)				1
Deferred income tax on temporary additions (c)	1	4	11	21
Deferred social contribution on temporary additions (c)	1	2	4	8

	2	6	15	30

Other taxes and charges recoverable
Withholding income tax on financial investments		4
IRPJ and CSLL recoverable	12	4
Tax on Net Income (ILL) (a)			54	51
Additional State Income Tax (ADIR) (b)			28	32
ICMS on acquisition of property, plant and equipment (d)	8	7	9	15
PIS recoverable			1
PASEP recoverable (h)	15		23
PIS on acquisition of property, plant and equipment (e)	1
COFINS recoverable	3
COFINS on acquisition of property, plant and equipment (e)	2	1	2	1
Prepaid ICMS (f)	72	20
CSLL withheld — Law 10833		1
IPI recoverable (g)			5	4

Other taxes and charges recoverable	113	37	122	103

	115	43	137	133

(a)	This refers to the tax credit of Tax on Net Income — ILL paid from 1989 to 1991 and recognized in December 2002 as this tax was considered unconstitutional according to Resolution of the Federal Senate no. 82 of November 18, 1996 and republished on November 22, 1996. The Company is seeking administratively the right of compensation of this credit with other taxes. Additionally, in the first quarter of 2006 as shown in Note 19 (e) (ii), the Company recorded a liability of R$ 28, recorded against retained earnings, substantially referring to IRPJ and to CSLL levied on the monetary variations of this credit.

(b)	As of December 31, 2006, the Company recorded a receivable of R$ 28 (R$ 32 in 2005) relating to Additional State Income Tax (ADIR), for which the Company was awarded a final favorable judgment, and a security to cover court-ordered debts was issued. This security should be received at its original amount, in cash, plus legal interest, in successive and equal annual installments over a maximum ten-year period, from 2001. Up to December 31, 2006, no installment had been settled up within their time of maturity, but they may be offset in future years against State taxes, as determined by Article 2 of Constitutional Amendment 30 of September 13, 2000. As a means of precaution, the Company filed an appeal in order to avoid the first installment become past due and to use it to offset this credit with ICMS payable generated in its operations.

COPESUL — Companhia Petroquímica do Sul
Notes to the Consolidated Financial Statements
at December 31, 2006 and 2005
All amounts in millions of reais, unless otherwise indicated
(c)	The Company recorded deferred assets on the loss of its subsidiary Copesul International Trading, Inc. — CITI in view of the loss assessed in December 2005. Those losses were offset with profits during 2006. The Company also recorded deferred tax assets on temporary differences in the amount of R$ 17 in current assets and non-current assets in accordance with the expectation of realization of these credits. Deferred taxes are expected to be realized as follows:

	2006	2005
	%	%
2006		17
2007	13	80
2008		3
2009 and after	87

	100.00	100.00

(d)	As from August 2000, the Company started recording the ICMS credits paid on acquisitions of property, plant and equipment, as determined by Complementary Law 102 dated July 11, 2000. The credits to be offset are as follows:

	2006	2005
2006		8
2007	8	7
2008	6	6
2009	2	2
2010	1

	17	23
Current	(8)	(8)

Long-term	9	15

(e)	The Company recognizes PIS and COFINS recoverable credits on the acquisitions of property, plant and equipment, which will be realized in 24 and 48 months depending on the asset acquired as permitted by Law 10865/04 and Decree 5222/04.

COPESUL — Companhia Petroquímica do Sul
Notes to the Consolidated Financial Statements
at December 31, 2006 and 2005
All amounts in millions of reais, unless otherwise indicated
(f)	During 2006, the Company made an advance payment of amounts related to ICMS on future sales in the amount of 72 (2005 — R$ 20). The offset of the prepaid ICMS will be done in 6 equal payments, monthly and consecutives, adjusted by the ‘Unidade Padrão Fiscal do RS’ — UPF (Standard Fiscal Unit of RS) of 2007, beginning in January 2007.
(g)	The Company recognizes an IPI credit in the acquisitions of raw materials used in the production process. In order to use these credits, every quarter they are offset with federal taxes in accordance with Decree 4544/2002 and paragraph 4, article 16 of the Regulatory Instruction no 460/2004 of the Brazilian Revenue and Customs Secretariat. The long-term balance refers to the IPI Credit Bonus that was judicially gained and will be realized by the end of 2008.
(h)	During 2006 the Company recognized a PASEP judicial tax credit in the amount of R$ 45, seeking the right to carry out the payments in accordance with Complementary Law 8/70, using as a calculation basis the revenue of the sixth month previous to the occurrence of the taxable event, in light of Resolution no. 49/95 of the Federal Senate in a final decision. This credit was recognized in the income statement for the year in “Other net operating income” in the amount of R$ 14 and financial income of R$ 30.

The Company expects to settle the remaining balance at December 31, 2006 as follows:

PASEP credit with final favorable judgment and recognized in 2006	45
Credit amount to be offset in 2006 with PIS	(8)

PASEP balance at December 31, 2006	37

2007	15
2008	14
2009	8

37

COPESUL — Companhia Petroquímica do Sul
Notes to the Consolidated Financial Statements
at December 31, 2006 and 2005
All amounts in millions of reais, unless otherwise indicated
10	Prepaid expenses

Prepaid expenses comprise:

	Realization period	2006	2005
Insurance	Up to Nov/2007 (2005 - up to Nov/2006)	10	10
Chemical products (catalysts)	Up to Nov/2018 (2005 - up to Nov/2011)	8	10

Total, net		18	20
Current		(14)	(14)

Long-term		4	6

The long-term portion refers to chemical products (catalysts) which are used as agents that promote a chemical reaction in the production of basic petrochemicals. Their average useful life and amortization period is 6 years.

11	Judicial deposits

	2006	2005
Tax matters:
Income tax	2	2
CIDE on technical assistance service	4	3
Income tax on technical assistance service	1	1

	7	6
Labor, Civil and Administrative matters	2	2

	9	8

The Company has judicial deposits and has recorded a provision for contingencies relating to income tax, in connection with lawsuits.

COPESUL — Companhia Petroquímica do Sul
Notes to the Consolidated Financial Statements
at December 31, 2006 and 2005
All amounts in millions of reais, unless otherwise indicated
12	Property, plant and equipment

				2006	2005
	Annual
	depreciation	Revalued
	rates -	and restated	Accumulated
	% (*)	cost (*)	depreciation	Net	Net
Equipment and installations
Operations	10	2,001	(1,466)	535	624
Utilities	10	910	(831)	79	116
Storage and transfers	10	434	(335)	99	119
Maintenance — CVM Del. No. 489/05 (**)	21	92	(35)	57
Other (***)	10 to 20	89	(69)	20	23
Buildings and construction	4	56	(23)	33	33
Improvements	4	22	(11)	11	11
Land		37		37	37
Construction in progress		141		141	143
Other		18		18

		3,800	(2,770)	1,030	1,106

(*)	weighted average rate that reflects the depreciation expense (Note 2 (f)).

(**)	supported by appraisal reports issued by specialized companies.

(***)	information technology equipment, furniture and fixtures, among others are included in this account.
Certain items of fixed assets were given as guarantee for financing operations (Note 15 (d)).

(a)	Revaluations

Revaluations of property, plant and equipment made in 1983 and 1989, based on appraisal reports issued by specialized companies, produced the following effects on the balance sheet:

	2006			2005
		Accumulated
	Revaluation	realization	Net	Net
Equipment and installations	1,338	(1,310)	28	62
Buildings and construction	17	(6)	11	11
Improvements	7	(2)	5	5
Land	32	(1)	31	31

Total	1,394	(1,319)	75	109

Revaluation reserve			75	109

COPESUL — Companhia Petroquímica do Sul
Notes to the Consolidated Financial Statements
at December 31, 2006 and 2005
All amounts in millions of reais, unless otherwise indicated
Realizations of the revaluation reserve occur through depreciation and disposals of the revalued assets each year. The amounts realized are transferred directly from revaluation reserve to retained earnings, considering the related effects of income tax and social contribution at the current rates.

The Company did not set up a provision for deferred income tax and deferred social Contribution on the balance of the revaluation reserve, since CVM Deliberation 183/95 determines that such provision is only required on revaluations made as from July 1, 1995. The revaluation reserve is taxable when realized through depreciation and disposals of items. Considering current tax legislation, the revaluation reserve is subject to future taxation estimated as follows:

	2006	2005
Income tax

Balance of revaluation reserve	75	108
Revaluation reserve on land	(31)	(31)

Income tax calculation basis	44	77

Income tax (rate - 25%)	(11)	(19)

Social contribution

Income tax calculation basis	44	77
Difference regarding IPC/BTNF on revaluation reserve balance	(22)	(40)

Social contribution calculation basis	22	37

Social contribution (rate - 9%)	(2)	(3)

Income tax and social contribution	(13)	(22)

During this year, the portion of R$ 33 (2005 — R$ 35) was transferred to retained earnings as a result of realization of the revaluation reserve, as shown in the changes in stockholders’ equity. The tax effect on the realization was R$ 10 (2005 — R$ 10).

(b)	Acquisitions of property, plant and equipment

COPESUL invested in 2006 the amount of R$ 126 (R$ 171 in 2005). The main investments are R$ 38 — replacement equipment to be used during scheduled programmed maintenance ; R$ 19 - operational reliability, technological updating, and profitability increase projects to be

COPESUL — Companhia Petroquímica do Sul
Notes to the Consolidated Financial Statements
at December 31, 2006 and 2005
All amounts in millions of reais, unless otherwise indicated
implemented during the PGM that is forecasted to take place in 2008; R$ 18 — industrial automation programs; R$ 10 — replacement of coils and revamping (technological updating) the furnaces; R$ 5 — building of Butadiene Unit, and R$ 7 — conversion of the MTBE unit to ETBE. The remaining balance of R$ 29 refers to various investment projects.

13	Deferred charges

Deferred charges comprises:

		2006			2005
	Annual
	amortization	Restated	Accumulated
	rates - %	cost	amortization	Net	Net
Development programs and other	20	18	(8)	10	11

		18	(8)	10	11

14	Suppliers — Third parties

	2006	2005
Local	30	27
Foreign	260	127

	290	154

COPESUL — Companhia Petroquímica do Sul
Notes to the Consolidated Financial Statements
at December 31, 2006 and 2005
All amounts in millions of reais, unless otherwise indicated
15	Loans and financing

(a)	Liabilities for loans and financing are as follows:

		Annual
	Index	charges (%)*	2006	2005
Foreign currency

Financing (investments) (US$2 million)	Currency basket and US$	8.70	5
Financing and loans (US$3 million; 2004- US$18 million)	Currency Basket	9.76	6	44

			11	44
Local currency
Loans and financing	TJLP	11.67	40	49
Hot money, “Compror”, NCE, and BACEN Resolution no. 2770	CDI	13.42	23	172
Financing (investments)	TJLP	10.00	83	50
Copesul Receivables Securitization Fund	CDI			57

			146	328

			157	372

Current liabilities			(50)	(288)

Long-term liabilities			107	84

*	weighted average rate that reflects charges on loans.
NCE — Export Credit Note CDI — Interbank Deposit Certificate TJLP — Long-Term Interest Rate

In April 2004, Copesul International Trading, Inc. (CITI) established the “Euro Medium-term Note Program” guaranteed by COPESUL — Companhia Petroquímica do Sul for the issuance of US$ 125 million Notes (“Series I Notes”) in the foreign market (United States of America and Canada). In the last quarter of 2004, the CITI issued 100 million Notes, corresponding to US$ 100,000 thousand, which are held in treasury, without cost to the Company. In December 2006, all the contractual commitments were closed.

COPESUL — Companhia Petroquímica do Sul
Notes to the Consolidated Financial Statements
at December 31, 2006 and 2005
All amounts in millions of reais, unless otherwise indicated
(b)	The changes in loans and financing were as follows:

	Current	Long-term	Total
At December 31, 2004	213	143	356
Additions	1,012	77	1,089
Interest	39	6	45
Transfer to short-term	64	(64)
Amortization	(1,037)	(79)	(1,116)
Monetary and exchange variation	(3)	1	(2)

At December 31, 2005	288	84	372
Additions	604	47	651
Interest	28		28
Transfer to short-term	25	(25)
Amortization	(893)		(893)
Monetary and exchange variation	(2)	1	(1)

At December 31, 2006	50	107	157

During 2006, the subsidiary CITI settled some loans for working capital and the additions and amortizations the Company made refer mostly to Export Credit Note operations.

During the third quarter of 2006, the Company entered into a credit line agreement with BNDES - Banco Nacional de Desenvolvimento Social in the amount of R$ 338 for future investment in order to improve its manufacturing facilities. As of December 31, 2006 the Company had used R$ 43 of this credit line.

(c)	Long-term financing falls due as follows:

Year	2006	2005
2007		22
2008	33	23
2009	30	20
2010	22	13
2011	14	6
2012	8

	107	84

(d)	Guarantees

The foreign currency financing are guaranteed in part by the mortgage of plant 2 and by letter of guarantee.

Local currency financing via FINEM and FINAME programs is guaranteed by Plant 2 and by the financed machinery and equipment, respectively.

COPESUL — Companhia Petroquímica do Sul
Notes to the Consolidated Financial Statements
at December 31, 2006 and 2005
All amounts in millions of reais, unless otherwise indicated
The financing contracted with the Banco Nacional de Desenvolvimento Econômico e Social — BNDES, on September 9, 2005, amounting to R$ 50 million, for the installation of a pyrolysis furnace, has as a guarantee a guarantee letter issued by the Banco Regional de Desenvolvimento do Extremo Sul — BRDE. For the rest of the investment financing, the Company placed plant 2 as guarantee.

The NCE operations in the amount of R$ 23 (2005 — R$ 123) are guaranteed by COPESUL itself in the same NCE contracted document.

16	Export drafts

The changes in advances contracted with financial institutions relating to exports to be invoiced are as follows:

	Asset	Liability
	Exports already
	invoiced and
	provided as
	source of
	repayment of
	export drafts	Short-term	Long-term	Total
At December 31, 2004	170	21	103	294
Additions		190		190
Interest		17		17
New export receivables	209	(209)
Amortization	(339)	(19)		(358)
Monetary and exchange variation	(22)	1	(12)	(33)

At December 31, 2005	18	1	91	110
Additions		531	138	669
Interest		13		13
Transfer to short-term		35	(35)
New export receivables	526	(526)
Amortization	(545)	(12)	(49)	(606)
Monetary and exchange variation	2	(3)	(6)	(7)

At December 31, 2006	1	39	139	179

The amortization recorded in long-term liabilities in 2006 refers to the anticipated settlement of a prepayment to Santander Bank in the amount of US$ 22 million.

COPESUL — Companhia Petroquímica do Sul
Notes to the Consolidated Financial Statements
at December 31, 2006 and 2005
All amounts in millions of reais, unless otherwise indicated
Export drafts to be invoiced bear exchange variation plus average interest of 7.11% p.a. (11.75% in 2005), which are recorded in the statement of income as financial expenses.

Long-term export drafts will fall due as shown below.

	2006	2005
2007		91
2009	75
2010	64

	139	91

17	Taxes and charges payable

	2006	2005
ICMS payable	22	26
ICMS — tax replacement	3	5
CIDE on fuels payable	16	6
IRRF on interest on capital payable	3	3
Other retentions payable	1	2

	45	42

COPESUL — Companhia Petroquímica do Sul
Notes to the Consolidated Financial Statements
at December 31, 2006 and 2005
All amounts in millions of reais, unless otherwise indicated
18	Income tax and social contribution

Income tax and social contribution are calculated based on official rates. Their composition as of December 31, 2006 and 2005 is as follows:

(a)	Composition of deferred income tax and social contribution

	2006		2005
	Income	Social	Income	Social
Calculation basis for deferred income tax and social contribution	Tax	Contribution	Tax	Contribution
Provision for administrative, civil and labor contingencies	29	29	7	8
Provision for fiscal contingencies — IR and CIDE on services abroad	5	5	4	4
Provision for contingencies — pension plan	9	9	4	4
Exchange variation — deferred	(26)	(26)
Provision for programmed maintenance			68	68
Other provisions	8	8	19	19
Copesul International Trading tax loss			2	2
Accelerated depreciation Law 11051/05		(15)
Accelerated depreciation incentive	(4)		(7)

Deferred taxes calculation basis	21	10	97	105

Deferred income tax (25%)	5		24
Deferred social contribution (9%)		1		9

Deferred total taxes	5	1	24	9

Assets
Short-term	2	1	4	1
Long-term	11	4	22	8

	13	5	26	9

Liabilities
Short-term			(1)
Long-term	(8)	(4)	(1)

	(8)	(4)	(2)

	5	1	24	9

Changes in deferred taxes
Recognized in income	(2)	(2)	(7)	(3)
Recognized in stockholders’ equity	(17)	(6)

	(19)	(8)	(7)	(3)

Deferred income tax and social contribution assets and liabilities arose from temporary differences and are recognized in accounting terms taking into consideration the probable realization of these taxes based on forecasts of future results prepared with basis on internal assumptions and on future economic scenarios that can, however, may change.

COPESUL — Companhia Petroquímica do Sul
Notes to the Consolidated Financial Statements
at December 31, 2006 and 2005
All amounts in millions of reais, unless otherwise indicated
(b)	Estimated realization period

The values of the assets, net of the deferred tax liabilities, have the following expectations of realization:

	Net credits
	2006	2005
2006		6
2007	1	23
2010	(1)	(1)
2011	(4)
2015 and 2016	10	5

	6	33

Since the taxable basis of the income tax and social contribution on the net income arise from not only the profit that can be generated, but also the existence of non-taxable income, non-deductible expenses, fiscal incentives, and other variables, there is not an immediate correlation between the Company’s net income and the result of income tax and social contribution. Therefore, the expectation of using the tax credits should not be taken as a single indicator of the Company’s future results.

(c)	Reconciliation of income tax and social contribution

	2006	2005	2004
Income before income tax and social contribution	822	722	722

Social contribution on net income (CSLL)
Social contribution (9%)	(74)	(65)	(65)
Permanent additions
Realization of revaluation reserve — difference in IPC/BTNF	(1)	(2)	(2)
Foreign profits	(2)		(7)
Amortization and depreciation — Law 8200/91	(1)	(1)	(1)
Other	(1)		1
Permanent exclusions
Positive equity in results	2		7
PDI fiscal incentive	1
Other	2	5

Social contribution expense (carryforward)	(74)	(63)	(67)

COPESUL — Companhia Petroquímica do Sul
Notes to the Consolidated Financial Statements
at December 31, 2006 and 2005
All amounts in millions of reais, unless otherwise indicated

	2006	2005	2004
Social contribution expense (brought forward)	(74)	(63)	(67)

Income tax (IR)
Income tax (25%)	(205)	(181)	(181)
Permanent additions
Negative result of equity method		(1)
Foreign profits	(4)		(20)
Other	(4)	(3)
Permanent exclusions
Equity in results	4		20
Fiscal Incentives	7
Other	6	17	6

Income tax expense	(196)	(168)	(175)

Total income tax and social contribution in the income statement	(270)	(231)	(242)

The Company elected to pay income tax and social contribution based on annual taxable income, with advance payments made based on quarterly interim trial balances.

(d)	Fiscal incentives

The Company exercised its rights to fiscal incentives of PDTI — Program for Technological and Industrial Development based on Law No. 9532/97 of Decree No. 949/93 and on Ordinance No. 130/02 of the Ministry of Science and Technology (MCT) up to the year 2005. Beginning in 2006, the Company migrated to the incentives of Law 11196/05 of Decree No. 5798/06 and of MCT Ordinance No. 782/06 with incentive of R$ 3 in the present year. Fiscal incentives in audiovisual, child and adolescent fund, and operations of a cultural and artistic nature were also used during 2006 as well as the PAT — Program for the Worker’s Nutrition, reaching a total of R$ 7. These incentives were recorded directly as reductions of the IRPJ and CSLL accounts in the statement of income.

COPESUL — Companhia Petroquímica do Sul
Notes to the Consolidated Financial Statements
at December 31, 2006 and 2005
All amounts in millions of reais, unless otherwise indicated
19	Stockholders’ equity

(a)	Capital

The proposal of the Board of Directors for the 1-to-100 reverse split of the Company’s shares was approved at the Extraordinary General Meeting of stockholders No. 107 held on January 20, 2005. This decreased the number of shares of the Company’s capital from 15,021,716,784 to 150,217,167 common shares, with no par value.
The Company’s stockholder composition at December 31, 2006 and 2005 is shown below.

Stockholders	Number of shares	(%)
Ipiranga Group	44,255,077	29.46
Braskem Group / Odebrecht	44,255,077	29.46
Petrobras Química S.A. — PETROQUISA	23,482,008	15.63
Other	38,225,005	25.45

Total	150,217,167	100.00

On March 6, 2006, as approved at the Ordinary/Extraordinary General Meeting, the Company carried out a capital increase in the amount of R$ 100 by the capitalization of fiscal incentive reserves of FUNDOPEM (2005 — R$ 50 from capitalization of legal reserve), without changing the number of original shares.

The Company is authorized to increase capital up to the limit of R$ 1,100, without changing the by-laws, assuring preference to existing stockholders on subscription.

(b)	Capital reserves

	2006	2005
FUNDOPEM	284	334
Fiscal incentives — Program of Technological and Industrial Development — PDTI	12	7

	296	341

COPESUL — Companhia Petroquímica do Sul
Notes to the Consolidated Financial Statements
at December 31, 2006 and 2005
All amounts in millions of reais, unless otherwise indicated
In September 1998, the Company started to set up a capital reserve based on the financial incentive of the Company Operation Fund (FUNDOPEM) — RS, according to Law No. 6427 of October 18, 1972 and amendments. The incentive was granted to the Company through Decree No. 38502, of May 11, 1998, and the benefit obtained is 50% of ICMS due for a maximum period of 8 years, as from September 1998 to August 2006. The amount accumulated since the beginning of the benefit, recorded as a capital reserve in stockholders’ equity, is R$ 610 (2005 — R$ 561), of which R$ 326 was used to increase capital, as approved at the General Meetings in 2006, 2004, 2003, 2001, and 2000.

Beginning in 2003, the Company obtained the benefit of fiscal incentives of PDTI — Program for Technological and Industrial Development based on Law No. 9532/97 of Decree No. 949/93 and on Ordinance No. 130/02 of the Ministry of Science and Technology. There is a 60-month period in which these benefits must be used, beginning from March 2002 and therefore terminating in February 2007. During 2006, the Company recorded the benefit of this fiscal incentive in the amount of R$ 6 (2005 - R$ 4) directly on the stockholders’ equity, as mentioned in Note 18 (d).

(c)	Revaluation reserve

The realization of the revaluation reserve, based on depreciation, write-offs or disposals of the corresponding revalued assets, is transferred to retained earnings, also considering the tax effects of the provisions constituted.

The tax charges levied on the revaluation reserve are recognized as this reserve is realized since they are previous to the publication of the CVM Deliberation No. 183/95. The tax charges levied on these reserves total R$ 13 (2005 — R$ 22), as shown in Note 12.

(d)	Distribution of net income

According to the by-laws, net income for the year, adjusted under the terms of Law 6404/76, is to be appropriated as follows: (i) 5% to the legal reserve, not to exceed 20% of capital, and (ii) mandatory non-cumulative dividends, equivalent to 6% of capital, up to the limit of 25% of adjusted net income. Dividends will only be distributed when there is available income. The appropriation of the remaining net income will be determined by the General Meeting.

COPESUL — Companhia Petroquímica do Sul
Notes to the Consolidated Financial Statements
at December 31, 2006 and 2005
All amounts in millions of reais, unless otherwise indicated
(i)	The mandatory dividend, calculated according to corporate legislation and the by-laws, is as follows:

	2006	2005
Capital at the end of the year	850	750

Dividend based on 6% of capital	51	45

Net income for the year	615	566

Transfer to legal reserve (5% of net income)	(31)	(28)

Net income basis for calculation of dividend	584	538

Mandatory dividends (25% of adjusted net income)	146	135

(ii)	Dividends proposed by management, subject to approval by the General Meeting, are as follows:

	2006	2005
Retained earnings
Prior year adjustment	38
Realization of revaluation reserve	34	35
Income tax and social contribution on realized revaluation reserve	(8)	(11)
Net income for the year	615	567
Profit retained
Legal reserve	(32)	(28)
Profit distribution
Interest on capital paid and credited	(90)	(99)
Prepaid dividends	(372)	(396)

Proposed dividends	185	68

(iii)	For the year ended December 31, 2006, the Company paid the amount of R$ 90 (2005 — R$ 99) as interest on capital calculated based on the variation of the Long-Term Interest Rate - TJLP and recorded according to Law No. 9249/95, including the amount of the mandatory minimum dividend, of which R$ 70 (2005 — R$ 78) had been paid by the closing of the year.

COPESUL — Companhia Petroquímica do Sul
Notes to the Consolidated Financial Statements
at December 31, 2006 and 2005
All amounts in millions of reais, unless otherwise indicated
The Extraordinary General Meeting No. 115 held on December 1, 2006 approved the complementary crediti of interest on capital for those stockholders of record on December 21, 2006 in the amount of R$ 19 at the ratio of R$ 0.129826274 per share, with retention of 15% withholding income tax of R$ 3. In 2005 these amounts were R$ 25 at the ratio of R$ 0.165087656 approved at the Extraordinary General Meeting No. 111 on November 28, 2005 and R$ 3 of withholding income tax.

The income tax and social contribution benefit arising from the deductibility of this interest, recorded in the results for the year ended December 31, 2006, is R$ 30 (2005 — R$ 34). In compliance with tax legislation, the amount of interest on capital was recorded as financial expense. However, for the purposes of these financial statements, the interest on capital is presented as a distribution of net income in the year as provided for in CVM Deliberation No. 207/96.

(iv)	In addition, during the year ended December 31, 2006, the Company prepaid dividends in the amount of R$ 372 (2005 — R$ 396), approved by the Extraordinary General Meetings held on May 22, 2006, August 23, 2006, and December 1, 2006. Payments were made on June 9, September 15, and December 15, 2006, respectively.

(e)	Prior year adjustments

The adjustment can be summarized as shown below.

2006
Provision for programmed maintenance (i)	66
Taxes (ii)	(28)

Prior year adjustment — Total	38

COPESUL — Companhia Petroquímica do Sul
Notes to the Consolidated Financial Statements
at December 31, 2006 and 2005
All amounts in millions of reais, unless otherwise indicated
(i)	Up to December 31, 2005, the Provision for Programmed maintenance was set up considering the estimated costs of programmed maintenance, especially the general stoppage that occurs every six years. The stoppage of Plant 1 occurred in the first half of 2001 and the next one should be in 2008. The stoppage of Plant 2 took place in November 2005 and the next one is planned for November 2011. In accordance with the provisions contained in CVM Deliberation no. 489, dated October 3, 2005, that approved and made mandatory for listed companies the Accounting Pronouncement and Standard — NPC No. 22 (“Provisions, Liabilities and Contingent Assets and Liabilities”), issued by the Brazilian Institute of Independent Auditors — IBRACON which establishes that “...no provision is recognized for costs that need to be incurred to operate in the future. The only liabilities recognized in the balance sheet of an entity are those that exist at the balance sheet date.” Thus, the effects of the adoption of the procedures described above were recognized as a prior year adjustment due to a change in accounting practice, on January 1, 2006, charged directly to retained earnings. The effects of adopting this new accounting practice, net of the tax effects, are as follows:

2006
Reversal of the provision set up on December 31, 2005, net of the tax effects	45
Capitalization of the expenses incurred with previous stoppages in property, plant and equipment, net of the tax effects	41
Depreciation accumulated up to December 31, 2005 on the expenses incurred with previous stoppages in property, plant and equipment that were capitalized	(20)

66

(ii)	On November 2001, COPESUL filed a Restitution Request of the Tax on Net Income — ILL with the Brazilian Revenue and Customs Secretariat seeking a compensation for the ILL paid from 1990 to 1992 as this tax has been considered unconstitutional according to the Federal Senate Resolution No. 82 of November 22, 1996. See Note 9.(a).

In December 2002, the Company recognized this credit because the legal advisors considered this a legal right. When originally recorded the credit the Company has not recognized the corresponding IRPJ and CSLL payable on the monetary correction of the credit. During 2006 the Company recognized the amount of R$ 28 as a tax payable. The monetary variations recorded in 2002 represents taxable income and during 2006 the Company recorded the corresponding tax payable against retained earnings as a correction of an error..

COPESUL — Companhia Petroquímica do Sul
Notes to the Consolidated Financial Statements
at December 31, 2006 and 2005
All amounts in millions of reais, unless otherwise indicated
20	Financial result

The net financial result is as follows:

	Consolidated
	2006	2005
Financial income
Earnings on financial investments	23	16
Revenue with derivatives of Fundo de Investimento Financeiro Multimercado Copesul	315	113
Monetary variations on assets	4	4
Exchange variations on assets	(11)	(22)
Interest on loans granted and other assets	10	25
PASEP adjustment	30
Other financial income	1	1

	372	137

Financial expenses
Interest and charges on loans and financing	(40)	(62)
Expense with derivatives of Fundo de Investimento Financeiro Multimercado Copesul	(284)	(85)
Monetary variations on liabilities	(1)	(2)
Exchange variations on liabilities	9	33
Interest on capital	(90)	(99)
Other financial expenses	(57)	(64)

	(463)	(279)

Net financial result	(91)	(142)

21	Other operating income (expenses), net

	2006	2005
Operating income
Recovery of PIS, COFINS and ICMS	8	11
Recovery of PASEP (Note 8 (h))	14
Recovery of IPI (a)	16
Adjustment to the accrual for sale contract		16
Other	8	3

	46	30

Operating expenses
Taxes, charges and contributions	(2)	(1)
Provisions for administrative, civil and labor contingencies	(22)	(3)
Actuarial liability — PETROS	(2)	(2)

	(26)	(6)

Other operating income, net	20	24

COPESUL — Companhia Petroquímica do Sul
Notes to the Consolidated Financial Statements
at December 31, 2006 and 2005
All amounts in millions of reais, unless otherwise indicated
(a)	During 2005 the Company recognized as operating income a credit in the amount of R$ 16. The credit derives from the recalculation of presumed IPI credit on petrochemical naphtha acquisitions made from April 2002 to January 2004 according to provisions in Law No. 9.363/96. Such credit was used to offset federal taxes (IRPJ and CSLL) in that year. The corresponding taxes on the recognized credit were paid in order to avoid future challenges by the tax authorities.

22	Financial instruments

The Company evaluated its assets and liabilities in relation to market and/or realizable values through available information and valuation methodologies established by management. However, both the interpretation of market data and the selection of valuation methods require considerable judgment and reasonable estimates to produce the appropriate realizable value. Consequently, the estimates presented do not necessarily indicate the amounts that can be realized in the current market. The use of different market assumptions and/or methodologies for estimates can have a significant effect on estimated realizable values.

Valuation of the financial instruments

The Company’s main asset and liability financial instruments at December 31, 2006, as well as the criteria for their valuation are described below.

(a)	Cash and banks, financial investments, accounts receivable, other current assets and accounts payable

The amounts recorded are similar to their realizable values.

(b)	Investments

The investments are mainly in a privately held subsidiary, recorded on the equity method of accounting, in which the Company has a strategic interest. Considerations of the market value of shares held are not applicable.

(c)	Financing

These are subject to interest at normal market rates, as mentioned in Note 15 (a). The estimated market value was calculated based on the present value of the future disbursement of cash, using interest rates that are available to the Company for the issuance of debts with similar maturities and terms.

COPESUL — Companhia Petroquímica do Sul
Notes to the Consolidated Financial Statements
at December 31, 2006 and 2005
All amounts in millions of reais, unless otherwise indicated
(d)	Interest rate risk

This risk derives from the possibility of the Company incurring losses due to fluctuations in the interest rates that would increase the financial expenses related to loans and financings from the market. The Company made contracts of derivatives to hedge against the risk in some operations and it is also continually monitoring the market interest rate with the objective of evaluating the need of contracting new operations in order to protect itself from the risk of the volatility of these rates.

(e)	Exchange rate risk

This risk derives from the possibility of the Company incurring losses due to fluctuations in the exchange rates that would reduce the nominal values billed or increase the amounts owed to the market.

Since part of the Company’s revenues (around 10% — unaudited) is in US dollars, the main strategy is that this serves as a natural hedge for its liability operations recorded in foreign currency.

At December 31, 2006, the Company had assets and liabilities denominated in US dollars in the amount of US$ 16 thousand and US$ 88 thousand, respectively, and it had no instrument to protect this exposure on that date.

(f)	Derivatives

The net foreign exchange exposure is as follows:

	2006	2005
Financing and export drafts contracted originally in US$	(189)	(136)
Assets contracted originally in US$	34	2
Derivative instruments contracted originally in US$	11

Net exposure	(144)	(134)

COPESUL — Companhia Petroquímica do Sul
Notes to the Consolidated Financial Statements
at December 31, 2006 and 2005
All amounts in millions of reais, unless otherwise indicated
The book value and market value of the main financial instruments are as follows:

	2006		2005
	Book value	Market value	Book value	Market value
Cash and banks	200	200	113	113
Swap receivables	64	64	53	53
Marketable securities	39	39	14	14
Locked exchange contract advance receivable	2	2
Loans to third parties	2	2	6	6
Financial institutions	(156)	(156)	(372)	(366)
Export drafts billed and to be invoiced	(180)	(178)	(92)	(92)
Swaps and options payable	(23)	(23)	(5)	(5)

	(52)	(50)	(283)	(277)

Cross-currency swap operations receiving US dollars and paying a fixed rate in reais were entered into in order to minimize the effect of the variations of the exchange rates on liabilities. The Company also opted to use time deposits indexed to the US dollar.

At December 31, 2006, the Company had forward purchase of foreign exchange, not yet settled, related to operations for purchasing raw material in the amount of US$ 109 thousand (2005 — US$ 41 thousand) equivalent to R$ 232 thousand (2005 — R$ 95 thousand).

As shown above, the book values of the financial instruments are recorded at values that approximate its estimated market value.

23	Insurance

The Company’s policy is to contract insurance at levels adequate for the risks involved with its operations. Considering the characteristics of its risks, management contracts insurance under the concept of maximum possible loss in a single event, and maintains coverage for operational risks, civil responsibilities and loss of profits. Also, the Company contracts transportation, group life, sundry risks and vehicle insurance.

COPESUL — Companhia Petroquímica do Sul
Notes to the Consolidated Financial Statements
at December 31, 2006 and 2005
All amounts in millions of reais, unless otherwise indicated
24	Provision for contingencies

On the dates of the financial statements, the Company presented the following liabilities and the corresponding judicial deposits related to the contingencies:

			Provisions for
	Judicial deposits		contingencies
	2006	2005	2006	2005
Tax contingencies (a)	7	6	5	4
Labor and social security contingencies (b)	1	1	27	4
Civil complaints (c)			2	3

	8	7	34	11

The Company is a party to labor, civil, and tax claims as well as others in progress and is discussing these issues from both an administrative and judicial point of view and these are backed by judicial deposits when applicable. The provisions for the possible losses from these processes are estimated and updated by the administration based on the opinion of its legal external consultants.

(a)	Tax contingencies

With respect to the Income Tax and Economic Domain Intervention Contribution (CIDE) on payment of technical assistance services, the Company has been judicially questioning the legality of charging these taxes since August 2002 and has made judicial deposits. The purpose of the process is to avoid double taxation with respect to the countries with which Brazil has tax treaties and provisions have been made in the same amounts as judicial deposits as shown in Note 10.

(b)	Labor and social security contingencies

The Company has ongoing labor claims, mainly related to salary equivalence claims and overtime. A provision for these contingencies was recorded considering the estimates of the legal advisors for probable loss. Judicial deposits were made when required. The Company is a party to in labor, civil, and tax claims as well as others in progress and is discussing these issues from both an administrative and judicial point of view and these are backed by judicial deposits when applicable.

COPESUL — Companhia Petroquímica do Sul
Notes to the Consolidated Financial Statements
at December 31, 2006 and 2005
All amounts in millions of reais, unless otherwise indicated
Furthermore, the Company has made provision for labor losses related to suits filed by the Petrochemical Industry Labor Union of Triunfo concerning the rights claimed by the Company’s shift workers to receive overtime, claiming delays during transfer and change of shifts. A partial grant was given in trial court in deference to the workers claims to overtime. However in appellate court on December 11, 2006 an ordinary appeal was filed by the Company and the expectation is the total or at least partial reversal of the unfavorable decision in the 4th Regional Labor Court of Appeals.

(c)	Civil contingencies

The main lawsuits are related to complaints made by contracted workers related to losses that supposedly occurred as a result of various economic plans.

Possible losses

The Company has suits of both a tax and civil nature involving risks of loss classified by the management as possible based on the evaluation of its legal advisors and for which no provisions have been set up. They are listed below.

(a)	Tax losses

The Brazilian Revenue and Customs Secretariat (SRF) penalized the Company in 1999, establishing a tax assessment referring to IRPJ and CSLL for 1994, related to the monetary restatement of the balance sheet and equity method adjustment, arising from accounting recognition of dividends distributed by its subsidiary overseas. The adjusted amount is R$ 21. In 2002, the Company filed an Appeal with the Taxpayer Board, which was judged in 2005, with a result totally favorable to the Company. The court decision of the Taxpayers Council was published in the 4th quarter of 2006 and an appeal was made by the Attorney of the Internal Revenue Service to the High Court of Appeals for Fiscal Matters, to which the Company has already offered a brief of respondent. This lawsuit now awaits the decision of this Court.

(b)	Civil losses

A civil lawsuit is still outstanding against the Company brought by the minority stockholder Petroquímica Triunfo S.A., questioning aspects involved in the privatization process related to the conversion of preferred shares into common shares before the privatization auction and the preference for subscription of Company shares in relation to the bidders in the auction. Management and the legal advisors do not expect losses to arise from this lawsuit.

COPESUL — Companhia Petroquímica do Sul
Notes to the Consolidated Financial Statements
at December 31, 2006 and 2005
All amounts in millions of reais, unless otherwise indicated
Remote losses

(a)	Tax losses

(i)	Federal tax lawsuits related to the effects of Law No. 8200/91 on the social contribution on net income and on corporate income tax, for which provisions were not recorded, considering the opinion of management and the legal advisors that there are good chances of a favorable outcome.

(ii)	In September 2003, the Company was assessed by the Federal Tax Auditors for alleged failure to pay PIS and COFINS on certain transactions. The Company appealed the tax assessment because it understood that it arose from an incorrect interpretation of the applicable legal rules by the tax authorities. Based on the opinion of its legal advisors and external tax consultants, the Company decided not to record a provision for this tax assessment, considering the possibility of a favorable outcome to the appeal. In view of the contents of an infraction notice, in a recent decision the Brazilian Federal Supreme Court — STF denied the expansion of the calculation basis of PIS and COFINS, established by Law 9718/98, prevailing the revenue concept provided in Complementary Law No. 70/91. This fact is in agreement with the opinion of the Company and its legal counselors of not establishing an accrual. Considering the judgment of STF, the Company considers as remote the chances of an unfavorable result.

25	Actuarial liability — PETROS

(a)	The Company and its employees contribute to PETROS — Fundação PETROBRAS de Seguridade Social, in connection with retirement and defined benefit pension plans. In 2006, the rate of salary contribution was 12.93% on the total of income of employees linked to the plan. Company contributions during 2006 totaled R$ 6 (2005 — R$ 6).

According to the PETROS by-laws and pertinent legislation, in case of a significant shortfall of technical reserves, the sponsors and participants will contribute additional financial resources, or there should be an adjustment of the benefits of the plan to the available funds. Up to the end of the year, no such contribution was needed.

COPESUL — Companhia Petroquímica do Sul
Notes to the Consolidated Financial Statements
at December 31, 2006 and 2005
All amounts in millions of reais, unless otherwise indicated
(b)	In compliance with CVM Deliberation 371/2000, the Company calculated the actuarial liability at December 31 for post-employment benefits granted to employees, using the projected unit credit method based on the information as of November 30, presenting the following result:

	2006	2005
Fair value of plan assets	388	337
Present value of actuarial obligations	406	357

Actuarial liability	(18)	(20)

Total net actuarial liability to be provided	(18)	(20)
Actuarial liability already provided	9	7

Net actuarial liability — unprovided	(9)	(13)

According to CVM Deliberation 371 of December 13, 2000, item 84, in the year 2002 the Company began to recogne monthly 1/60 of its actuarial liability, amounting to R$ 9, based on the actuarial study prepared by an independent actuary at December 31, 2001. Accordingly, the amount of R$ 2 was recorded in other operating expenses in 2006 (2005 — R$ 2).

The actuarial valuation at November 30, 2006 concluded that the Company needs to increase the future contributions in order to complement the benefits, but since it is within the limits defined by CVM Deliberation 371 and in accordance with accounting practices adopted in Brazil, the Company opted not to adjust the supplementary actuarial liability.

(c)	The gains (losses) identified previously are related to the profitability of the plan assets — differences between the actuarial assumptions and what actually happened, thus being considered actuarial gains (losses). The Company adopted the policy of recognizing these gains (losses) as revenue (expenses) only when their accumulated amounts were larger than the following limits in each year: (i) 10% of the present value of the total actuarial obligations of the benefit defined and (ii) 10% of the fair value of the plan assets. The portion to be recognized is amortized annually, dividing this amount by the average remaining time of estimated work for the employees participating in the plan.

COPESUL — Companhia Petroquímica do Sul
Notes to the Consolidated Financial Statements
at December 31, 2006 and 2005
All amounts in millions of reais, unless otherwise indicated
The main actuarial assumptions at the balance sheet date were as follows:

	2006	2005
Real discount rate	6%	6%
Expected return on the assets of the plan	6%	6%
Real salary growth	2% up to 47 years of age and none after 48 years old	2% up to 47 years of age and none after 48 years old

Biometrics bases

Mortality for pension and charges (not disabled)	AT-2000	AT-2000
Mortality for pension and charges (disabled)	Experience of C.A.P. (*)	Experience of C.A.P. (*)
Disability	Álvaro Vindas (**)	Álvaro Vindas (**)
Other charges	Experience of STEA (***)	Experience of STEA (***)

(*)	C.A.P. — Retiree and Pensioner Fund used as the basis to develop the mortality table in the actuarial calculations.

(**)	Álvaro Vindas — Disability Table used in the actuarial calculations

(***)	STEA — Serviços Técnicos de Estatística e Atuária Ltda.
(d)	In May 2003, the Administrative Council approved the Complementary Pension Plan called COPESULPREV, a closed defined contribution plan. This plan aims to provide benefits to employees not included in the old PETROS plan, which is now closed to new members. Plan management will be carried out through Fundação PETROBRAS de Seguridade Social — PETROS, in an independent manner, not linked to any other pension plan managed by that entity, in compliance with Complementary Law 109/2001. The contributions the Company made during 2006 amounted to R$ 1 (2005 — R$ 1).

26	Related parties

According to CVM Deliberation 26/86, related parties are defined as those entities, whether individuals or companies, with which the Company has the possibility of contracting, in the broad sense of this word, in conditions which might not be following terms of interchangeability and independence which are found in transactions with third parties not related to the Company, not subject to its managerial control or not subject to any other influence.

COPESUL — Companhia Petroquímica do Sul
Notes to the Consolidated Financial Statements
at December 31, 2006 and 2005
All amounts in millions of reais, unless otherwise indicated

	Assets		Liabilities		Financial expenses			Financial income			Sales			Purchases
	2006	2005	2006	2005	2006	2005	2004	2006	2005	2004	2006	2005	2004	2006	2005	2004
Braskem S.A.	39	20	2	1				1	2	8	2,753	2,573	2,349	17	66	100

Ipiranga Petroquímica S.A.	15	18	3	1					2	7	1,886	1,711	1,713	19	36	96

Refinaria Alberto Pasqualini — REFAP S.A.	4	11	20								77	51		900	902	388

Petróleo Brasileiro S.A. — PETROBRAS			37											1,655	1,104	1,781

Petrobras Distribuidora S.A.			1								2	4	14	10	8	19

CPN — Incorporated Limited.												33	36	42

Natal Trading Ltd.										6

Lantana Trading Co. Ltd.									8	52

	58	49	63	2				1	12	73	4,718	4,372	4,112	2,643	2,116	2,384

COPESUL — Companhia Petroquímica do Sul
Notes to the Consolidated Financial Statements
at December 31, 2006 and 2005
All amounts in millions of reais, unless otherwise indicated
27	Commitments

Purchase commitments

The Company purchases naphtha from Petrobras and Repsol-YPF as well as condensate (a raw material) from Sonatrach, based under contracts with a total minimum annual purchase volume of metric tons equivalent to R$ 4,062 (2005 — R$ 3,941) valued at the prices for purchase of such products ruling at the respective year end.

Copesul purchases coal for its utility unit based under a contract that expires in 2008. The minimum annual purchase commitment is 120,000 metric tons, which amounts to R$ 12
(2005 — R$ 13) valued at the prices for purchase of such products ruling at the respective year end.

The Company purchases natural gas under two long-term contracts that expire in 2023. One contract is for consumption of natural gas by its cogeneration turbine. The minimum annual purchase commitment is 65,664 metric tons, which amounts to R$ 25 (2005 — R$ 25) valued at the prices for purchase of such products ruling at the respective year end. The other contract is for consumption in its utility unit. The minimum annual purchase commitment is 5,472 metric tons (2005 — 7,600 metric tons), which amounts to R$ 5 (2005 — R$ 6) valued at the prices for purchase of such products ruling at the respective year end.

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

COPESUL — Companhia Petroquímica do Sul
Notes to the Consolidated Financial Statements
at December 31, 2006 and 2005
All amounts in millions of reais, unless otherwise indicated
(a)	Remeasurement of financial statements for the effects of inflation

Under Brazilian GAAP until 1995, the CVM required publicly traded companies subject to its reporting requirements to prepare and publish: (a) statutory financial information prepared according to the accounting principles prescribed by Brazilian Corporate Law and (b) as supplemental information, financial statements expressed in currency of constant purchasing power (the “constant currency method”). The requirement to present financial statements following the constant currency method was eliminated when indexation of financial statements for Brazilian statutory and tax purposes was discontinued on January 1, 1996. As such, these financials statements prepared following Brazilian GAAP have been remeasured to reflect the effect of inflation through December 31, 1995. The index selected for this remeasurement was the Fiscal Reference Unit (UFIR), the index established by the tax authorities for preparation of financial statements under Corporate Law as well as the index selected by the CVM.

Under US GAAP, Brazil was considered to be a hyperinflationary economy until June 30, 1997, and, accordingly, all balances and transactions prior to that date should be remeasured at June 30, 1997 price-levels. As from January 1, 1996, with the elimination of the requirement to present constant currency financial statements, no index has been established for this purpose under Brazilian GAAP. The index the Company selected for remeasurement as from January 1, 1996 to June 30, 1997, for purposes of the reconciliation to US GAAP, is the General Market Price Index — Internal Availability (IGP — DI).

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

COPESUL — Companhia Petroquímica do Sul
Notes to the Consolidated Financial Statements
at December 31, 2006 and 2005
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

COPESUL — Companhia Petroquímica do Sul
Notes to the Consolidated Financial Statements
at December 31, 2006 and 2005
All amounts in millions of reais, unless otherwise indicated
Under US GAAP, pension benefits should be recorded in accordance with SFAS No. 87,“Employer’s Accounting for Pensions”. The Company is a sponsor of PETROS — Fundação Petrobras de Seguridade Social which administers a defined benefit plan for the employees of the Company. The defined benefit pension plan sponsored by the Company was considered a multi-employer plan prior to August 2002. Effective August 2002, the liabilities and assets of PETROS were legally dissagregated for each sponsor and the Company began to account for the plan under the accounting requirements for single-employer pension plans, based on actuarial assumptions. Actuarial gains and losses are deferred and recognized in income over the estimated remaining service period of the employees to the extent that those actuarial gains and losses exceed 10% of the higher of the plan assets and the projected benefit obligation. Under US GAAP up to December 31, 2006 if the accumulated benefit obligation exceeded the fair value of plan assets, a liability was required to be recorded for at least the difference between those amounts. If the liability already recorded in the balance sheet is less than such amount, an additional minimum liability was required to be recognized against an equal amount recognized as an intangible asset to the limit of the unrecognized prior service cost.
Effective December 31, 2006, the Company implemented SFAS 158 “Employers’ Accounting for Defined Benefit Pension and Other Postretirement Plans — an amendment of FASB Statements No. 87, 88, 106 and 132(R)”. Under SFAS 158 the Company recognized the funded status of the defined postretirement plans as a net asset with an offsetting amount in accumulated other comprehensive income. As required by SFAS 158, provisions of SFAS 158 were applied on a prospective basis as from December 31, 2006; therefore, the reconciliation presented for prior periods have not been restated. Upon implementation of SFAS 158 , the concept of additional minimum liability was eliminated.
Although plan assets and projected benefit obligations are the same under Brazilian GAAP and US GAAP, differences arise in the amounts recorded in the financial statements as result of: (i) the fact that the initial transitional obligation was recognized under Brazilian GAAP over a 60 month period while the prior service cost is recognized for US GAAP over the estimated remaining service period of the employees, (ii) the recognition of a minimum liability under US GAAP before December 31, 2006, which is not required under Brazilian GAAP, and (iii) the recognition as from December 31, 2006 as asset or liability, as appropriate, of the funded status against accumulated other comprehensive income.
The measurement date used to determine pension benefits is December 31 for US GAAP both in 2006 and 2005, while for purposes of Brazilian GAAP the Company has used November 30 for 2006 and 2005.

COPESUL — Companhia Petroquímica do Sul
Notes to the Consolidated Financial Statements
at December 31, 2006 and 2005
All amounts in millions of reais, unless otherwise indicated
The funded status of the defined benefit pension plan as at December 31, 2006 and 2005 and the additional disclosures required by SFAS No. 132, “Employer’s Disclosures About Pensions and Other Post-Retirement Benefits”, as amended, are as follows:
Changes in plan assets, benefit obligation and funded status
Change in benefit obligation

	Years ended December 31
	2006	2005	2004

Benefit obligation at beginning of year	359	305	256
Service cost	8	7	6
Interest cost	37	33	28
Benefit payments	(31)	(19)	(14)
Actuarial losses	36	33	29

Benefit obligation at end of year	409	359	305

Plan assets at fair value

	Years ended December 31
	2006	2005	2004

Plan assets at fair value at beginning of year	347	282	230
Actual return on plan assets	86	74	57
Employer contributions (net of administrative fee)	5	6	5
Employee contributions (net of administrative fee)	4	4	4
Benefit payments	(31)	(19)	(14)

Plan assets at fair value at end of year	411	347	282

Funded status

	At December 31
	2006	2005
Funded status at end of year	2	(12)
Unrecognized prior service cost		20
Unrecognized net actuarial gain		(15)

Accrued benefit cost (pre-paid plan)	2	(7)

Additional minimum liability		(1)

Total asset (liability) recorded in the balance sheet	2	(8)

COPESUL — Companhia Petroquímica do Sul
Notes to the Consolidated Financial Statements
at December 31, 2006 and 2005
All amounts in millions of reais, unless otherwise indicated
Under US GAAP, SFAS 158 (an amendment of FASB Statements 87,88, 106 and 132(R) requires effective December 31, 2006 to recognize the overfunded or underfunded status of a defined benefit posretirement plan as an asset or liability in the statement of financial position and to recognize changes in the funded status in the year in which the changes occur through comprehensive income.
Since the implementation of SFAS 158 , the concept of additional minimum liability, does no longer exist.
The amounts recognized in accumulated comprehensive income upon implementation of SFAS 158 are presented below:

2006
Unrecognized prior service cost	(17)
Unrecognized net actuarial gain	28

11

The accumulated benefit obligation for the referred defined benefit pension plan was R$ 404 (2005 — R$ 355).
Components of net periodic benefit cost

	Years ended December 31
	2006	2005	2004

Service cost	8	7	6
Interest cost	37	33	28
Expected return on plan assets	(36)	(31)	(26)
Amortization of unrecognized prior service cost	3	3	4
Employee contributions (net of administrative fee)	(4)	(4)	(4)

Net periodic benefit cost	8	8	8

COPESUL — Companhia Petroquímica do Sul
Notes to the Consolidated Financial Statements
at December 31, 2006 and 2005
All amounts in millions of reais, unless otherwise indicated
Actuarial assumptions

	2006	2005	2004
Assumed discount rate	Inflation + 6.0% p.a.	Inflation + 6.0% p.a.	Inflation + 6.0% p.a.
Expected rate of future salary increases	Inflation + 1.7% p.a. up to 47 years old and none after 48 years old	Inflation + 2% p.a. up to 47 years old and none after 48 years old	Inflation + 2% p.a. up to 47 years old and none after 48 years old

Expected rate of future pension increases	Inflation + 0.0% p.a.	Inflation + 0.0% p.a.	Inflation + 0.0% p.a.
Expected rate of return on plan assets	Inflation + 6.0% p.a.	Inflation + 6.0% p.a.	Inflation + 6.0% p.a.
Inflation	4.5% p.a.	5% p.a.	5% p.a.
Plan assets
The Company’s weighted-average pension plan asset allocations by asset category at December 31, 2006 and 2005 are as follows:
Asset Category

	2006	2005
Equity securities	39.23%	33.42%
Debt securities	45.88%	50.51%
Real estate	6.38%	6.96%
Other (loans and financing)	8.51%	9.11%

	100.00%	100.00%

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
Other disclosures
The Company expects to contribute R$ 6 to the pension plan in 2007.

COPESUL — Companhia Petroquímica do Sul
Notes to the Consolidated Financial Statements
at December 31, 2006 and 2005
All amounts in millions of reais, unless otherwise indicated
The benefits expected to be paid in each of the next five fiscal years and in the aggregate for the five fiscal years thereafter are as follows:

Year
2007	38
2008	38
2009	37
2010	37
2011	37
2012 to 2016	174

361

(e)	Deferred charges

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

COPESUL — Companhia Petroquímica do Sul
Notes to the Consolidated Financial Statements
at December 31, 2006 and 2005
All amounts in millions of reais, unless otherwise indicated
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

Under US GAAP, no deferred tax is required to be recorded on the revaluation because the revaluation is reverted. The increase in income tax payable resulting from non-deductibility of the revaluation is considered an expense for purposes of the reconciliation presented in Note 29.2.

(h)	Derivative financial instruments

Under Brazilian GAAP, foreign currency derivatives are recorded by comparing contractual exchange rates to exchange rates ruling at month end. Under the swap agreements, the Company pays or receives at maturity the amounts of the difference between the variation corresponding to an interest rate based on the CDI rate and an amount based on the US Dollar exchange rate plus a fixed rate. Gains and losses on swap agreements are recorded based on the contractual rates and year-end exchange rates. Gains on options and forward contracts are recorded when the contracts expire, while losses are recorded based on the position of each invididual instrument at year-end.

Under US GAAP, all derivatives are required to be recorded at fair value on the balance sheet and all variations in fair value are required to be recorded in the statement of income, unless they qualify as a hedge. None of the derivatives entered into by the Company qualified for hedge accounting during the periods presented.

COPESUL — Companhia Petroquímica do Sul
Notes to the Consolidated Financial Statements
at December 31, 2006 and 2005
All amounts in millions of reais, unless otherwise indicated
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

Under US GAAP, since proposed dividends in excess of the mandatory minimum dividend required to be paid by its by-laws may be ratified or modified at the annual Shareholders’ Meeting, such proposed dividends in excess of the mandatory minimum dividends are not considered declared at the balance sheet date and therefore are not accrued. However, interim dividends paid or interest on own capital already credited to the shareholders as capital remuneration under Brazilian legislation is considered declared for US GAAP purposes. Under US GAAP, interest on own capital are accounted for as tax-deductible dividends. Dividends paid during the years ended December 31, 2006 and 2005 as interim dividends exceeded mandatory minimum dividends and for that reason the porivin for dividends and interest on own capital recorded under Brazilian GAAP is being reverted in the reconciliation to US GAAP.

(j)	Provision for programmed maintenance

As indicated in Note 19 up to December 31, 2005 the Company recorded a provision accruing in advance for programmed maintenance on its financial statements in Brazilian GAAP. Effective January 1, 2006 the Company adopted the provisions of NPC No. 22 and modified its accounting policy to no longer provide in advance expected amounts to be incurred in the future during scheduled stoppages but rather to capitalize as part of property, plant and equipment the amounts incurred during each stoppage and amortize those amounts over the expected period until the next stoppage, a method know as “built-in overhaul method”. The effect of changing the accounting policy has been recorded as an adjustment to retained earnings as of January 1, 2006.

Under US GAAP, FASB Staff Position AUG AIR-1 “Accounting for Planned Major Maintenance Activities” was issued on September 2006. AUG AIR-1 prohibits the use of the accrue-in-advance method and allows to use either the built-in overhaul method, the direct expensing method or the deferral method. AUG AIR-1 is mandatory to the first fiscal year beginning after December 15, 2006. Earlier adoption is permitted. The guidance in AUG AIR-1 shall be applied retrospectively for all financial statements presented.

COPESUL — Companhia Petroquímica do Sul
Notes to the Consolidated Financial Statements
at December 31, 2006 and 2005
All amounts in millions of reais, unless otherwise indicated
For US GAAP purposes, the Company has early applied AUG AIR-1 and has also adopted the “built-in overhaul method” for US GAAP, and has restated the reconciliation for years ended December 31, 2005 and 2004 to adjust for the application of the new accounting policy. Upon application of AUG AIR-1 the Company presents:

(i)	in the reconciliation of shareholders equity the reversal of the “accrue-in-advance” provision for programmed maintenance which is recorded in Brazilian GAAP and to capitalize the costs incurred in prior stoppages net of the related depreciation; and

(ii)	in the reconciliation of net income the reversal of the amount charged to expense in Brazilian GAAP to create the provision for programmed maintenance and is recognizing depreciation for the year of the capitalized costs under the new policy.
This change in accounting policy had the following effects on net income and earnings per share under US GAAP for the years ended December 31, 2005 and 2004:

	Years ended December 31,
	2005	2004
Net income under US GAAP, as originally reported	623	611
Effect of change in accounting policy for programmed maintenance	(7)	21

Net income under US GAAP, retrospectively adjusted	616	632

Earnings per share (basic and diluted), as originally reported	4.15	4.06
Effect of change in accounting policy for programmed maintenance	(0.05)	0.15

Earnings per share (basic and diluted), retrospectively adjusted	4.10	4.21

(k)	Income tax payable on monetary correction

As described in Note 19.(ii) the Company recorded as prior year adjustment in retained earnings the recognition of a tax payable amounting to R$ 28 corresponding to income tax and social contribution on the monetary correction of certain tax credits that should have been recognized in prior years.

For US GAAP the Company has concluded that the effect of this prior year adjustment is not material to net income for the year ended December 31, 2006 and has therefore recorded the tax payable against the 2006 net income.

COPESUL — Companhia Petroquímica do Sul
Notes to the Consolidated Financial Statements
at December 31, 2006 and 2005
All amounts in millions of reais, unless otherwise indicated
(l)	Earnings per share

Under Brazilian GAAP, disclosure of earnings per share is normally computed based on the number of shares outstanding at the end of the year, although a weighted-average basis is acceptable.

Under US GAAP, in accordance with SFAS 128, “Earnings per Share”, the presentation of earnings per share is required for public companies. A dual presentation is required: basic and diluted. Computations of basic and diluted earnings per share data should be based on the weighted average number of common shares outstanding during the period and all dilutive potential commom shares outstanding during each period presented, respectively. If a share dividend, share split or reverse share split is approved earnings per share should be retroactively restated as if such change had been in effect as of the beginning of the earliest period presented.

No financial instruments have been issued by the Company which have a dilutive effect, and therefore basic and diluted earnings per share are the same.

(m)	Consolidation of receivables securitization fund (“FIDC”)

On March 1, 2004 the Company obtained financing through the FIDC, a special purpose entity. The FIDC is managed by Votorantim Assets Management DTVM Ltda., an independent asset manager. The FIDC has two classes of quotas: senior quotas and subordinated quotas. The FIDC issued senior quotas in exchange of R$ 125 contributed by third-parties and subordinated quotas in exchange of R$ 25. All the subordinated quotas were issued to and are held by the Company. The senior quotas have the right to a fixed return of 106.5% of CDI. Subordinated quotas have right to any excess of net income of the fund over the return attributed to senior quotas. Senior quotas are mandatorily redeemable by the fund under an amortization schedule that begin on November 2004 and ended on August 2006 when the FIDC was liquidated. The subordinated quotas should represent at least 15% of total equity of the Fund. The FIDC is required to invest in receivables originated by the Company. As of December 31, 2005 and 2004 the Company received R$ 125 from the FIDC as payment for the purchase of receivables, R$ 25 of receivables were transferred to the FIDC in exchange for the subornidated quotas and R$ 2 of receivables were transferred to the FIDC as repayment of the proceeds received (2005 — R$ 13).

COPESUL — Companhia Petroquímica do Sul
Notes to the Consolidated Financial Statements
at December 31, 2006 and 2005
All amounts in millions of reais, unless otherwise indicated
Under Brazilian GAAP, the Company accounts for the subordinated quotas received as marketable securities at the net asset value determined by the administrator of the FIDC and recognizes a debt under loan and financig for the proceeds received, carrying interest at 112% of CDI. When receivables are transferred to the FIDC, they are transferred at a discount to their face amount; at the transfer of the receivables they are derecognized for their carrying amount, a loss is recognized for the discount and the debt with the FIDC is reduced by the discounted amount.

Under US GAAP, in accordance with FASB Interpretation No. 46 “Consolidation of Variable Interest Entities (revised December 2003)”, the FIDC is considered a variable interest entity and is being consolidated by the Company since its inception.

(n)	Classification of statement of income line items

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

COPESUL — Companhia Petroquímica do Sul
Notes to the Consolidated Financial Statements
at December 31, 2006 and 2005
All amounts in millions of reais, unless otherwise indicated
(o)	Classification of balance sheet line items

Under Brazilian GAAP, the classification of certain balance sheet items is presented differently from US GAAP. We have recast our consolidated balance sheet under Brazilian GAAP to present a condensed consolidated balance sheet in accordance with US GAAP Note 28.3.
The reclassifications are summarized as follows:

(i)	Cash equivalents is not specifically defined under Brazilian GAAP. Cash and banks under Brazilian GAAP comprises cash in hand, placed in banks, investments in mutual funds and amounts invested in other debt securities which might be sold by the Company at any moment in exchange for cash. For US GAAP, SFAS 95, “Statements of cash flows”, defines cash equivalents as short-term , highly liquid investments (i) readily convertible to known amounts of cash and (ii) so near their maturity that they present insignificant risk of changes due to changes in interest rates. The Company has considered Cash and cash equivalents for US GAAP to include cash in hand, deposits and debt securities with original maturities of three months or less. Other financial instruments not meeting the definition of Cash and cah equivalents and recorded in Cash and banks under Brazilian GAAP are recorded as certificates of deposit or trading investments, as appropriate;

(ii)	Under Brazilian GAAP, in accordance with Law 6.404/76, loans receivable from related parties, resulting from non-operating transactions are classified as Long Term assets, regardless of their contractual maturity. Under US GAAP they are classified as current or non-current assets based on their contractual maturity;

(iii)	Under Brazilian GAAP, invoices for export sales for which the Company authorized a bank to use, upon their collection, the proceeds to repay export draft debt are recognized as a reduction of current assets, and debt is also reduced for the same amount. For US GAAP purposes, the invoices are presented as receivables and the debt is not reduced until collection of the proceeds and settlement of the debt have actually took place;

(iv)	Under Brazilian GAAP, deferred income taxes are not netted and assets are shown separately from liabilities. For US GAAP purposes, deferred tax assets and liabilities are netted within the same taxpayer and same tax jurisdiction and are classified as current or non-current based on the classification of the underlying temporary difference.

COPESUL — Companhia Petroquímica do Sul
Notes to the Consolidated Financial Statements
at December 31, 2006 and 2005
All amounts in millions of reais, unless otherwise indicated
(p)	Additional disclosures required by US GAAP

(i)	Advertising costs

Advertising costs are expensed as incurred and are included in selling, general and administrative expense. Advertising costs amounted to R$ 21, R$ 14 and R$ 9 for the years ended December 31, 2006, 2005 and 2004, respectively.

(ii)	Freight expenses

Freight expenses are recorded in a specific line as selling expenses in the following amounts: R$ 83, R$ 70 and R$ 69 at December 31, 2006, 2005 and 2004, respectively.

(q)	Recently issued accounting standards

In July 2006, the FASB released FASB Interpretation No. 48, “Accounting for Uncertainty in Income Taxes, an interpretation of FASB Statement No. 109” (FIN 48). FIN 48 prescribes a comprehensive model for the financial statement recognition, measurement, presentation and disclosure of income tax uncertainties with respect to positions taken or expected to be taken in income tax returns. Management is currently evaluating the effect of FIN 48 on the Company’s financial condition and results of operations.

In September 2006, the FASB issued SFAS No. 157, “Fair Value Measurements”. SFAS 157 defines fair value, establishes a framework for measuring fair value under generally accepted accounting principles and enhances disclosures about fair value measurements. SFAS 157 retains the exchange price notion and clarifies that the exchange price is the price that would be received for an asset or paid to transfer a liability (an exit price) in an orderly transaction between market participants on the measurement date. SFAS 157 is effective for the Company’s financial statements for the year beginning on January 1, 2008, with earlier adoption permitted. Management is currently evaluating the effect of SFAS 157 on the Company’s financial condition and results of operations.

COPESUL — Companhia Petroquímica do Sul
Notes to the Consolidated Financial Statements
at December 31, 2006 and 2005
All amounts in millions of reais, unless otherwise indicated
28.2	Reconciliation of differences between Brazilian GAAP and US GAAP

28.2.1	Differences in net income

		Years ended December 31
	Reference
	in 29.1	2006	2005	2004
Net income under Brazilian GAAP		615	567	547

1. Remeasurement of financial statements for the effect of inflation — Depreciation on fixed assets for the year	(a)	(69)	(77)	(76)
2. Reversal of depreciation for the year on revaluation of property, plant and equipment	(b)	34	35	35
3. Depreciation of capitalized interest on construction of property, plant and equipment	(c)	(8)	(9)	(8)
4. Effect in net income of pension benefits	(d)			(1)
5. Reversal of amortization related to deferred charges	(e)	1	2	5
6. Recognition as expense of amounts recorded as deferred charges during the year	(e)	(1)	(3)	(1)
7. Tax incentives	(f)
(i) Company Operation Fund — FUNDOPEM		50	89	89
(ii) Program for Technological and Industrial Development — PDTI		5	4	3
8. Income tax and social contribution on the revaluation of property, plant and equipment	(g)	(8)	(11)	(10)
9. Effects from change in accounting policy for programmed maintenance	(j)		(11)	32
10. Income tax payable on monetary correction	(k)	(28)
11. Derivative financial instruments	(h)			(1)
12. Deferred income tax on all adjustments except for 2, 7, 8 and 10		28	36	16
13. Other adjustments		(4)	(6)	2

Net income under US GAAP		615	616	632

COPESUL — Companhia Petroquímica do Sul
Notes to the Consolidated Financial Statements
at December 31, 2006 and 2005
All amounts in millions of reais, unless otherwise indicated

		Years ended December 31
	Reference
	in 28.1	2006	2005	2004
Weighted average number of shares issued and outstanding after giving retroactive effect at December 31, 2004 to the reverse share split approved on January 20, 2005 - Basic and diluted		150,217,167	150,217,167	150,217,167

Earnings per share (in Brazilian Reais)		4.09	4.10	4.21

28.2.2 Differences in Shareholders’ equity

		December 31
	Reference	2006	2005
Shareholders’ equity under Brazilian GAAP		1,300	1,247

1. Remeasurement of financial statements for the effect of inflation:
(i) Fixed assets net of accumulated depreciation	(a)	16	85
(ii) Inventories	(a)	1	1
2. Reversal of revaluation of property, plant and equipment	(b)	(75)	(109)
3. Capitalization of interest on construction of property, plant and equipment	(c)	186	186
4. Depreciation of capitalized interest on construction of property, plant and equipment	(c)	(148)	(140)
5. Reversal of amortization related to deferred charges	(e)	63	62
6. Recognition as expense of amounts recorded as deferred charged during the year	(e)	(73)	(73)
9. Effects from change in accounting policy for programmed maintenance:	(j)
Reversal of provision recorded under Brazilian GAAP			68
Capitalization of cost in prior stoppage, net of depreciation			33
10. Difference between amount recognized of pension plan asset (liability)	(d)	11	(1)
8. Deferred income tax on all adjustments except for 2		(17)	(76)
9. Proposed dividends in excess of mandatory minimum dividend	(i)	185	68
10. Other adjustments		(3)	2

COPESUL — Companhia Petroquímica do Sul
Notes to the Consolidated Financial Statements
at December 31, 2006 and 2005
All amounts in millions of reais, unless otherwise indicated

		December 31
	Reference	2006	2005
Shareholders’ equity under US GAAP		1,446	1,353

COPESUL — Companhia Petroquímica do Sul
Notes to the Consolidated Financial Statements
at December 31, 2006 and 2005
All amounts in millions of reais, unless otherwise indicated
28.3	US GAAP condensed financial information

Based on the reconciling items and discussion above, Copesul’s condensed consolidated balance sheet, statement of income condensed consolidated and statement of changes in shareholders’ equity under US GAAP are as follows:

(a)	Condensed balance sheet under US GAAP

Assets	2006	2005
Current assets
Cash and cash equivalents	169	64
Trading investments	70	41
Certificates of deposit		3
Loans to related parties
Trade accounts receivable	254	198
Inventories,net	572	495
Taxes and charges recoverable	101	29
Deferred income taxes	2
Swaps receivable	64	53
Prepaid expenses	13	14
Prepaid income taxes	227	230
Other accounts receivable	6	9

	1,478	1,136

Property, plant and equipment, net	1,010	1,162

Other noncurrent assets
Held-to-maturity investments	1	1
Investments at cost,net	10	9
Judicial deposits	9	8
Taxes and charges recoverable	121	103
Prepaid expenses	4	6
Loans to third parties	2	6
Intangible asset — recognition of minimum pension obligation		1
Prepaid pension cost	2
Other accounts receivable	1	1

	150	135

Total assets	2,638	2,433

COPESUL — Companhia Petroquímica do Sul
Notes to the Consolidated Financial Statements
at December 31, 2006 and 2005
All amounts in millions of reais, unless otherwise indicated

Liabilities and shareholders’ equity	2006	2005
Current liabilities
Suppliers	354	156
Social and labor contributions and charges	45	49
Provision for income taxes	259	242
Taxes and charges payable	45	42
Short-term debt, including current portion of long-term debt	50	231
Short-term export drafts, including current portion of long-term export drafts	40	19
Quotas subject to mandatory redemption		51
Interest on own capital	17	21
Payables related to swaps, forwards and options	23	5
Advances from customers	4	13
Retirement benefit obligation		6
Profit sharing and other	35	27

	872	862

Long-term liabilities
Long-term debt, net of current portion	107	84
Long-term export draft, net of current portion	139	91
Quotas subject to mandatory redemption
Taxes and charges payable	26
Deferred income taxes	14	30
Provision for tax, civil and labor proceedings	34	11
Retirement benefit obligation		2

	320	218

Commitments and contingencies

Shareholders’ equity	1,446	1,353

Total liabilities and shareholders’ equity	2,638	2,433

COPESUL — Companhia Petroquímica do Sul
Notes to the Consolidated Financial Statements
at December 31, 2006 and 2005
All amounts in millions of reais, unless otherwise indicated
(b) Condensed statement of income under US GAAP

	2006	2005	2004
Gross sales	8,148	7,348	7,153
Taxes and contributions on sales	(1,722)	(1,642)	(1,623)

Net sales and services	6,426	5,706	5,530
Cost of products, utilities and services	(5,326)	(4,661)	(4,423)

Gross profit	1,100	1,045	1,107

Operating (expenses) income
Selling, general and administrative	(190)	(184)	(189)
Employees profit sharing	(24)	(22)	(20)
Other operating income (expenses), net	18	28	44

Operating profit	904	867	942

Non-operating income (expenses)
Financial income (expenses), net	1	(62)	(81)
Loss on anticipated payment of debt paid in advance settlement			(16)
Foreign exchange gains, net	(2)	12	22
Other	(12)	5

Income before income taxes and social contribution	891	822	867

Income tax benefit (expense)
Current	(297)	(238)	(271)
Deferred	21	32	35

Net income for the year	615	616	632

(c)	Condensed statement of changes in shareholders’ equity under US GAAP

	Years Ended December 31
	2006	2005	2004
At beginning of the year	1,353	1,350	1,154

Net income	615	616	632
Transition effect of application of SFAS 158, net of taxes	8
Dividends	(440)	(514)	(348)
Interest on own capital	(90)	(99)	(88)

At end of the year	1,446	1,353	1,350

COPESUL — Companhia Petroquímica do Sul
Notes to the Consolidated Financial Statements
at December 31, 2006 and 2005
All amounts in millions of reais, unless otherwise indicated
28.4 Statements of cash flows

	2006	2005	2004
Cash provided by operating activities
Net income for the year	615	616	632
Adjustments to reconcile net income to net cash provided by operating activities
Depreciation and amortization	288	250	248
Provision for administrative, civil and labor contingencies	24	4	3
Net effects on working capital related to Programmed maintenance	(1)	(21)	6
Provision for actuarial liabilities — PETROS	2	2	2
Loss on disposals of assets	29	5
Interest, foreign exchange and monetary variation on long-term
Liabilities	(4)	(16)	(11)
Other assets	(6)	5	(7)
Loss (gain) on trading investments		10	14
Interest on investment in certificates of deposit	(1)	(1)	(2)
Interest on quotas subject to mandatory redemption	(44)	(10)	16
Unrealized gain related to forwards, swaps and options, net	17	(3)	(30)
Interest, foreign exchange and monetary variation on loans to related parties and other current liabilities		15	(12)
Interest and monetary variation on short-term debts	5	(22)	(33)
Deferred income tax	(21)	(32)	(35)
Decrease/increase in assets and liabilities
Trade accounts receivable	(56)	21	277
Inventories	(76)	(68)	(144)
Purchases of trading investments	(195)	(186)	(928)
Sales and redemptions of trading investments	165	267	1,077
Other assets	(24)	155	(94)
Suppliers	198	8	34
Other liabilities	26	(203)	214

Net cash provided by operating activities	941	796	1,227

	2006	2005	2004
Cash flows from investing activities
Held-to-maturity investments, net			(1)
Redemptions in certificates of deposit			24
Investment in certificates of deposit	4	(1)
Receivables related to forwards, swaps and options, net	(11)	(52)	9
Loans to related parties
Issuances			(325)
Repayments		130	522
Acquisitions of property, plant and equipment	(198)	(171)	(131)
Acquisitions of investments			(2)

Net cash provided by (used in) investing activities	(205)	(94)	96

Cash flows from financing activities
Short-term debt
Proceeds	1,660	1,198	514
Payments	(1,864)	(1,183)	(706)
Long-term debt
Proceeds	185	81	133
Payments	(71)	(153)	(989)
Quotas subject to mandatory redemption
Proceeds			125
Payments	(8)	(68)	(12)
Dividends paid	(439)	(513)	(346)
Interest on own capital paid	(94)	(97)	(83)

Net cash used in financing activities	(631)	(735)	(1,364)

Net decrease in cash and cash equivalents	105	(33)	(41)

Cash and cash equivalents at beginning of year	64	97	138

Cash and cash equivalents at end of the year	169	64	97

Cash paid during the period for
Interest	33	63	106
Income taxes	240	238	244
* * *