Form 20-F
period 2007-12-31
BRASKEM SA
filed 2008-06-30
CIK 1071438

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 20-F

REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR 12 (g) OF THE SECURITIES EXCHANGE ACT OF 1934 OR
ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 FOR THE FISCAL YEAR ENDED DECEMBER 31, 2007 OR
TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 OR

SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 Comission file number: 001-14862
BRASKEM S.A.
 (Exact Name of Registrant as Specified in its Charter)

N/A
(Translation of Registrant's name into English)

Federative Republic of Brazil
(Jurisdiction of Incorporation or Organization)

Av. das Nações Unidas, 4777
São Paulo, SP—CEP 05477-000 Brazil
(Address of principal executive offices) (Zip code)

Carlos Fadigas
Braskem S.A.
Av. das Nações Unidas, 4777
São Paulo, SP—CEP 05477-000 Brazil
Telephone: + (55 11) 3576-9531
Fax: + (55 11) 3576-9532
(Name, Telephone, E-mail and/or Facsimile Number and Address of Company Contact Person

Securities registered pursuant to Section 12(b) of the Exchange Act:

Title of each class	Name of Each Exchange on which Registered
Preferred Shares, Class A, no par value per share, each	New York Stock Exchange
represented by American Depositary Receipts

Securities registered pursuant to Section 12(g) of the Act: None

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act: None

The total number of issued shares of each class of stock of Braskem S.A. as of December 31, 2007 was: 149,810,870 Common Shares, no par value per share, 298,818,675 Preferred Shares, Class A, no par value per share, and 803,066 Preferred Shares, Class B, no par value per share.

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.

Yes                         No

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.

Yes                         No

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.

Yes                         No

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer. See definition of “accelerated filer and large accelerated filer” in Rule 12b-2 of the Exchange Act. (Check one):

Large Accelerated Filer                          Accelerated Filer                        Non-accelerated Filer

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

U.S. GAAP	International Financial Reporting Standards as issued by the International Accounting Standards Board	Other

Indicate by check mark which financial statement item the registrant has elected to follow.

Item 17               Item 18

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).

Yes                         No

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

     On June 27, 2008, the exchange rate for reais into U.S. dollars was R$1.6077 to US$1.00, based on the selling rate as reported by the Central Bank of Brazil (Banco Central do Brasil), or the Central Bank. The selling rate was R$1.7713 to US$1.00 at December 31, 2007, R$2.138 to US$1.00 at December 31, 2006 and the commercial selling rate was R$2.341 to US$1.00 at December 31, 2005, in each case, as reported by the Central Bank. The real/U.S. dollar exchange rate fluctuates widely, and the selling rate at June 27, 2008 may not be indicative of future exchange rates. See “Item 3. Key Information—Exchange Rates” for information regarding exchange rates for the Brazilian currency since January 1, 2003.

     Solely for the convenience of the reader, we have translated some amounts included in “Item 3. Key Information—Selected Financial Information” and elsewhere in this annual report from reais into U.S. dollars using the selling rate as reported by the Central Bank at December 31, 2007 of R$1.7713 to US$1.00. These translations should not be considered representations that any such amounts have been, could have been or could be converted into U.S. dollars at that or at any other exchange rate. Such translations should not be construed as representations that the real amounts represent or have been or could be converted into U.S. dollars as of that or any other date.

Financial Statements

Braskem Financial Statements

     We maintain our books and records in reais.

     Our consolidated financial statements at December 31, 2007 and 2006 and for the three years ended December 31, 2007 have been audited, as stated in the report appearing herein, and are included in this annual report.

     We prepare our consolidated financial statements in accordance with accounting practices adopted in Brazil, or Brazilian GAAP, which are based on:

  Brazilian Law No. 6,404/76, as amended, which we refer to as the Brazilian Corporation Law;

  the rules and regulations of the Brazilian Securities Commission (Comissão de Valores Mobiliários), or CVM; and

  the accounting standards issued by the Brazilian Institute of Independent Accountants (Instituto dos Auditores Independentes do Brasil—IBRACON), or IBRACON.

     Brazilian GAAP differs in certain respects from accounting principles generally accepted in the United States, or U.S. GAAP. For a discussion of certain differences relating to these financial statements, see note 31 to our consolidated financial statements included elsewhere in this annual report.

     Consistent with Brazilian GAAP, our audited consolidated financial statements at December 31, 2007 and 2006 and for the three years ended December 31, 2007 have been prepared in accordance with CVM Instruction No. 247/96, as amended, or Instruction 247. Instruction 247 requires our company to proportionally consolidate jointly controlled companies that are not our subsidiaries but which we jointly control with one or more other shareholders.

     Our consolidated financial statements reflect reclassifications in 2005 of the following items to provide a better comparison among 2006 and 2005:

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

     Prior to March 31, 2006, we proportionally consolidated the results of Politeno Indústria e Comércio S.A., or Politeno, in our consolidated financial statements. As a result of the Politeno Acquisition described under “Item 4. Information On The Company—History and Development of Our Company—Developments Since January 1, 2005,” we have fully consolidated Politeno’s results in our consolidated financial statements and included Politeno’s results in our Polyolefins segment as from April 1, 2006. Politeno merged with and into Braskem on April 2, 2007.

     Prior to March 31, 2007, we proportionally consolidated the results of Copesul—Companhia Petroquímica do Sul, or Copesul, in our consolidated financial statements. As a result of the Ipiranga Transaction described under “Item 4. Information on the Company—Ipiranga Transaction,” we have fully consolidated Copesul’s results in our consolidated financial statements and included Copesul’s results as a separate segment as from April 1, 2007.

     Copesul and Ipiranga Química S.A., or Ipiranga Química, maintain their books and records in reais and prepare their consolidated financial statements in accordance with Brazilian GAAP.

Copesul Financial Statements

     Prior to April 1, 2007, Copesul’s consolidated financial statements were proportionally consolidated into the Braskem’s consolidated financial statements under Brazilian GAAP, as described above under “—Braskem Financial Statements.” As a result of the Ipiranga Transaction and our obtaining effective management control over the 29.5% of the share capital of Copesul then owned by Ipiranga Petroquímica, we have fully consolidated the results of Copesul and its subsidiaries into our financial statements as from April 1, 2007. As a result of the completion of the first phase of the Petrobras Transaction, the minority interest in Copesul represents only 0.8% of the total share capital of Copesul.

     We have included separate consolidated financial statements of Copesul in this annual report because Copesul constituted a “significant” jointly controlled company, accounting for 85.0% of our income from continuing operations before income taxes in the three months ended March 31, 2007 and 96.6% in 2006. Copesul maintains its books and records in reais and prepares its financial statements in accordance with Brazilian GAAP.

     Copesul’s consolidated financial statements at December 31, 2007 and 2006 and for each of the years ended December 31, 2007, 2006 and 2005 included in this annual report have been audited, as stated in the report appearing herein. Copesul’s consolidated financial statements at March 31, 2008 and for each of the three month periods ended March 31, 2008 and 2007 included in this annual report have not been audited.

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

Market Share and Other Information

     We make statements in this annual report about our market share in the petrochemical industry in Brazil and our production capacity relative to that of other petrochemical producers in Brazil and Latin America. We have made these statements on the basis of information obtained from third-party sources that we believe are reliable. We have calculated our Brazilian market shares with respect to specific products by dividing our domestic net sales volumes of these products by the total Brazilian domestic consumption of these products estimated by the Brazilian Association of Chemical Industry and Derivative Products (Associação Brasileira de Indústrias Químicas e de Produtos Derivados). We derive information regarding the production capacity of other companies in the Brazilian petrochemical industry and the estimated total Brazilian domestic consumption of petrochemical products principally from reports published by the Brazilian Association of Chemical Industry and Derivative Products. Although we have no reason to believe that any of this information is inaccurate in any material respect, neither we nor the initial purchasers have independently verified the production capacity, market share, market size or similar data provided by third parties or derived from industry or general publications. We derive information regarding the size of the chemical distribution industry and our market share in this industry principally from reports published by the Brazilian Chemical and Petrochemical Distributors Association (Associação Brasileira dos Distribuidores de Produtos Químicos e Petroquímicos).

Production Capacity and Sales Volume

As used in this annual report:

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

  the cyclical nature of the Brazilian and global petrochemical industries;

  competition;

  prices of naphtha and other raw materials;

  actions taken by our major shareholders;

  our ability to obtain financing on satisfactory terms;

  our progress in integrating Copesul, Ipiranga Química and Ipiranga Petroquímica S.A., or Ipiranga Petroquímica, as well as other companies or assets acquired in the future, so as to achieve the anticipated benefits of these acquisitions;

  our ability to obtain approvals from Brazilian antitrust authorities for the Ipiranga Transaction and the Petrobras Transaction described under “Item 4. Information on the Company—Ipiranga Transaction” and “Item 4. Information on the Company—Petrobras Transaction,” and other acquisitions;

  changes in laws and regulations, including, among others, those affecting tax and environmental matters;

  decisions rendered in pending major tax, labor and other legal proceedings; and

  other factors identified or discussed under “Item 3. Key Information—Risk Factors.”

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

ITEM 2. OFFER STATISTICS AND EXPECTED TIMETABLE

     Not applicable.

ITEM 3. KEY INFORMATION

Selected Financial Information

     The following selected financial data have been derived from our consolidated financial statements. The selected financial data at December 31, 2007 and 2006 and for the three years ended December 31, 2007 have been derived from our consolidated financial statements included in this annual report. The selected financial data at December 31, 2005, 2004 and 2003 and for the years ended December 31, 2004 and 2003 have been derived from our audited consolidated financial statements that are not included in this annual report.

     Prior to the Ipiranga Transaction, we owned 29.5% of the voting and total share capital of Copesul, and we were required, under Brazilian GAAP, to account for our interests in Copesul in our consolidated financial statements using the proportional consolidation method, including for the first three months of 2007. As a result of the Ipiranga Transaction and our obtaining effective management control over the 29.5% of the share capital of Copesul then owned by Ipiranga Petroquímica, we have fully consolidated the results of Copesul and its subsidiaries into our financial statements as from April 1, 2007. In addition, as a result of the Ipiranga Transaction, we have consolidated the results of Ipiranga Química and Ipiranga Petroquímica in our consolidated financial statements as from April 1, 2007.

     Our consolidated financial statements are prepared in accordance with Brazilian GAAP, which differs in certain respects from U.S. GAAP. For a discussion of certain differences relating to these financial statements, see note 31 to our audited consolidated financial statements included in this annual report.

	At and for the Year Ended December 31,

	2007(1)	2007	2006	2005	2004	2003(2)

	(in millions of	(in millions of reais, except financial ratios)
	US$, except
	financial
	ratios)
Statement of Operations Data

Brazilian GAAP:
Net sales revenue	US$9,981.0	R$17,679.4	R$12,992.7	R$13,075.1	R$12,389.5	R$10,300.2
Cost of sales and services rendered	(8,152.8)	(14,441.0)	(10,792.1)	(10,361.7)	(9,223.0)	(8,224.6)

Gross profit	1,828.2	3,238.4	2,200.6	2,713.4	3,166.5	2,075.6
Selling, general and administrative expenses	(699.2)	(1,238.5)	(951.5)	(787.1)	(677.0)	(488.4)
Depreciation and amortization	(270.5)	(479.1)	(385.0)	(355.6)	(359.7)	(193.5)
Other operating income, net	74.2	131.5	186.1	22.8	43.0	55.5

Operating income before equity accounting and financial income (expense)	932.7	1,652.3	1,050.2	1,593.5	2,172.8	1,449.2
Results from equity accounting(3)	(60.6)	(107.3)	(28.8)	(109.8)	(107.6)	(170.5)
Financial expenses	(101.7)	(180.1)	(1,097.9)	(675.8)	(1,307.2)	(720.8)
Financial income	(64.1)	(113.5)	159.5	(33.6)	68.6	9.2
Operating income	706.3	1,251.4	83.0	774.3	826.6	567.1
Non-operating expenses, net	(37.9)	(67.2)	7.1	(25.2)	(29.8)	(4.5)

Income before income tax and	668.4	1,184.2	90.1	749.1	796.8	562.6

	At and for the Year Ended December 31,

	2007(1)	2007	2006	2005	2004	2003(2)

	(in millions of	(in millions of reais, except financial ratios)
	US$, except
	financial
	ratios)
social contribution (current and deferred) and minority interest
Income tax and social contribution (current and deferred)	(212.8)	(377.0)	12.8	(177.3)	(85.1)	(121.3)

Income before profit sharing and minority interest	455.6	807.2	102.9	571.8	711.7	441.3
Profit sharing	(10.6)	(18.7)	—	—	—	—

Income before minority interest	445.0	788.5	102.9	571.8	711.7	441.3
Minority interest	(136.0)	(240.9)	(1.6)	54.0	(24.6)	(226.2)

Net income	US$309.0	R$547.6	R$101.3	R$625.8	R$687.1	R$215.1

Number of shares outstanding at year end, excluding treasury shares (in thousands):
Common shares		149,810	123,492	120,860	120,860	102,432
Class A preferred shares		282,223	231,744	240,393	240,373	170,379
Class B preferred shares		803	803	803	842	916
Net income (loss) per share at year end	0.71	1.27	0.28	1.73	1.90	0.79
Net income (loss) per ADS at year end	1.42	2.53	0.57	3.46	3.80	1.57
Dividends declared per share:
Common shares	0.36	0.64	—	0.90	0.56	—
Class A preferred shares	0.36	0.64	0.16	0.90	0.56	—
Class B preferred shares	0.36	0.64	0.16	0.56	0.56	—
Dividends declared per ADS	0.73	1.29	0.32	1.80	1.12	—

U.S. GAAP:
Net income (loss) for the year	US$ 82.2	R$ 145.6	R$161.6	R$741.2	R$843.1	R$378.1
Basic earnings (loss) per share (weighted average):
Common shares	1.51	2.68	0.13	2.05	2.63	1.41
Class A preferred shares	1.58	2.79	0.59	2.05	2.69	1.37
Class B preferred shares	1.55	2.75	0.63	0.63	0.56	0.44
Basic earnings (loss) per ADS
(weighted average)	3.15	5.58	1.18	4.10	5.38	2.74
Diluted earnings (loss) per share
(weighted average):
Common shares	1.56	2.76	0.13	1.95	2.40	1.41
Class A preferred shares	1.58	2.79	0.59	1.95	2.40	1.37
Class B preferred shares	1.55	2.75	0.63	0.63	0.56	0.44
Diluted earnings (loss) per ADS (weighted average)	3.03	5.36	1.18	3.90	4.80	2.40

Balance Sheet Data

Brazilian GAAP:
Cash, cash equivalents and other investments	US$1,207.5	R$2,138.8	R$1,961.0	R$2,281.5	R$1,815.6	R$1,221.2
Short-term trade accounts receivable	845.1	1,497.0	1,594.9	1,493.3	1,630.6	1,241.0
Short-term inventories	1,278.3	2,264.3	1,767.3	1,567.4	1,562.4	1,092.3
Property, plant and equipment, net	4,744.6	8,404.1	6,688.7	6,364.4	5,830.4	5,090.9
Total assets	11,794.7	20,892.0	16,304.3	15,590.8	15,050.4	14,005.6

	At and for the Year Ended December 31,

	2007(1)	2007	2006	2005	2004	2003(2)

	(in millions of	(in millions of reais, except financial ratios)
	US$, except
	financial
	ratios)
Short-term loans and financing (including current portion of long-term debt)(4)	603.2	1,068.4	653.9	1,120.4	1,808.3	2,764.1
Short-term debentures	63.0	111.6	1,157.7	9.3	5.0	353.4
Short-term related party debt	—	—	—	3.1	—	5.5
Long-term loans and financing(4)	3,614.2	6,401.9	3,935.8	3,261.6	3,261.4	3,628.0
Long-term debentures	451.6	800.0	982.2	1,599.3	1,167.9	1,143.0
Long-term related party debt	—	—	4.8	3.0	115.8	177.6
Minority interest	337.6	598.0	21.8	121.2	203.1	554.4
Share capital	2,620.1	4,641.0	3,508.3	3,403.0	3,403.0	1,887.4
Shareholders’ equity	3,250.2	5,757.0	4,311.9	4,535.8	4,183.7	2,112.6

U.S. GAAP
Total assets	US$ 13,195.45	R$ 23,373.1	R$14,890.7	R$13,634.0	R$12,671.7	R$11,058.2
Shareholders’ equity	2,840.79	5,031.9	2,966.8	2,918.4	2,439.6	7.8

Other Financial Information

Brazilian GAAP:
Cash Flow Data:

Net cash provided by (used in):
Operating activities	US$1,351.5	R$2,393.8	R$405.3	R$1,719.4	R$1,916.0	R$596.9
Investing activities	(2,019.5)	(3,577.1)	(1,213.1)	(1,048.0)	(1,014.4)	(469.4)
Financing activities	861.7	1,526.3	219.2	(329.7)	166.0	379.1

Other Information:

Capital expenditures:
Property, plant and equipment	US$775.9	R$1,374.4	R$953.0	R$930.2	R$704.4	R$223.7
Investments in other companies	650.2	1,151.7	222.7	34.0	23.6	71.7

	At and for the Year Ended December 31,

	2007	2006	2005	2004	2003

Operating Data(5):

Ethylene:
Domestic sales volume (in thousands of tons)	2,068.4	1,108.5	1,169.8	1,098.9	1,047.3
Average domestic price per ton (in R$)	2,333	2,282	2,204	2,095	1,655
Propylene:
Domestic sales volume (in thousands of tons)	945.1	413.0	497.5	446.8	403.4
Average domestic price per ton (in R$)	2,164	2,110	2,132	1,833	1,477
Polyethylene:
Domestic sales volume (in thousands of tons)	952.5	672.0	502.3	498.7	446.1
Average domestic price per ton (in R$)	3,552	3,276	3,072	2,987	2,567
Polypropylene:
Domestic sales volume (in thousands of tons)	573.3	453.2	419.9	418.5	374.9
Average domestic price per ton (in R$)	3,458	3,344	3,344	3,155	2,689
PVC:
Domestic sales volume (in thousands of tons)	464.9	400.4	378.9	394.4	342.4
Average domestic price per ton (in R$)	2,616	2,518	2,747	3,042	2,390
Number of employees (at period end)	4,783	3,494	3,262	2,996	2,868

(1)	Translated for convenience only using the selling rate as reported by the Central Bank at December 31, 2007 for reais into U.S. dollars of R$1.7713=US$1.00.

(2)
Does not give effect to reclassification of Companhia de Desenvolvimento Rio Verde, which was proportionally consolidated in our consolidated financial statements at and for periods ended prior to December 31, 2004 and has been recorded as an investment in an associated company as from January 1, 2004.

(3)
Results from equity accounting comprises equity in the results of associated companies (which, in the case of the year ended December 31, 2007, consisted of Borealis Brasil S.A., Rionil Compostos Vinílicos Ltda. and Sansuy – Administração, Participação, Representação e Serviços Ltda.), amortization of goodwill, net, foreign exchange variation and tax incentives and other.

(4)
Includes quotas (i.e., shares) subject to mandatory redemption at and prior to December 31, 2006. Prior to January 1, 2006, we recorded quotas subject to mandatory redemption as a separate line item of our balance sheet and not as part of loans and financing. Accordingly, short-term loans and financing (including current portion of long-term debt) at December 31, 2005 and 2004 reflect the reclassification of quotas subject to mandatory redemption in the amount of R$225.4 million and R$22.4 million, respectively, and long-term loans and financing at December 31, 2005 and 2004 reflect the reclassification of quotas subject to mandatory redemption in the amount of R$404.1 million and R$201.8 million, respectively.

(5)
Including intra-company sales within our company. Intra-company sales of ethylene totaled approximately 1,644,000 tons in 2007, 882,500 tons in 2006, 588,700 tons in 2005, 537,100 tons in 2004 and 488,300 tons in 2003. Intra-company sales of propylene totaled approximately 567,800 tons in 2007, 86,500 tons in 2006, 89,300 tons in 2005, 31,300 tons in 2004 and 4,300 tons in 2003.

Exchange Rates

     Prior to March 14, 2005, there were two principal foreign exchange markets in Brazil:

  the commercial rate exchange market; and

  the floating rate exchange market.

     Most trade and financial foreign-exchange transactions were carried out on the commercial rate exchange market. The floating rate exchange market generally applied to transactions to which the commercial market rate did not apply.

     On March 4, 2005, the National Monetary Council (Conselho Monetário Nacional) enacted Resolution No. 3,265, as well as additional regulations, that consolidated the two foreign exchange markets into a single foreign exchange market, effective as of March 14, 2005, in order to make foreign exchange transactions more straightforward and efficient. Consequently, all foreign exchange transactions in Brazil are now carried out in this single foreign exchange market through authorized financial institutions. We cannot predict the impact of the enactment of any new regulations on the foreign exchange market.

     Foreign exchange rates continue to be freely negotiated, but may be influenced from time to time by Central Bank intervention. From March 1995 through January 1999, the Central Bank allowed the gradual depreciation of the real against the U.S. dollar. In January 1999, the Central Bank allowed the real/U.S. dollar exchange rate to float freely. Since then, the real/U.S. dollar exchange rate has been established mainly by the Brazilian interbank market and has fluctuated considerably. From December 31, 2000 through December 31, 2002, the real depreciated by 80.6% against the U.S. dollar. From December 31, 2002 through December 31, 2007, the real appreciated by 49.9% against the U.S. dollar. At June 27, 2008, the selling rate for U.S. dollars was R$1.6077 per US$1.00. In the past, the Central Bank has intervened occasionally to control unstable movements in foreign exchange rates. We cannot predict whether the Central Bank or the Brazilian government will continue to allow the real to float freely or will intervene in the exchange rate market through a currency band system or otherwise, or that the exchange market will not be volatile as a result of political or economic instability or other factors. We also cannot predict whether the real will depreciate or appreciate in value in relation to the U.S. dollar in the future.

     The following table shows the commercial selling rate or selling rate, as applicable, for U.S. dollars for the periods and dates indicated. The information in the “Average” column represents the average of the exchange rates on the last day of each month during the periods presented.

	Reais per U.S. Dollar

Year	High	Low	Average	Period End

2003	R$3.662	R$2.822	R$3.071	R$2.889
2004	3.205	2.654	2.909	2.654
2005	2.762	2.163	2.413	2.341
2006	2.371	2.059	2.176	2.138
2007	2.156	1.733	1.948	1.771

	Reais per U.S. Dollar

Month	High	Low

December 2007	R$1.823	R$1.762
January 2008	1.830	1.741
February 2008	1.768	1.672
March 2008	1.749	1.670
April 2008	1.753	1.657
May 2008	1.629	1.695
June 2008 (through June 27)	1.643	1.595
________________________________________

Source: Central Bank

Risk Factors

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

     We face significant competition in the polyethylene market. Rio Polímeros S.A., or Rio Polímeros, a Brazilian petrochemical company, commenced operations of a major petrochemical plant in Brazil in 2005. The maximum annual capacity of this plant is 520,000 tons of ethylene, 75,000 tons of propylene and 540,000 tons of polyethylene. In addition, Suzano Petroquímica S.A., or Suzano, expanded its annual polypropylene production capacity by 60,000 tons in July 2006, and Solvay Indupa do Brasil S.A., or Solvay, expanded its annual polyvinylchloride, or PVC, production capacity in Brazil by 35,000 tons in December 2005. Actions by our competitors, including any future increases in their capacity, may make it increasingly difficult for us to maintain our domestic market share in the thermoplastic products we produce (polyethylene, polypropylene and PVC).

Higher naphtha costs would increase our cost of sales and services rendered and may reduce our gross margin and negatively affect our overall financial performance.

     Naphtha, a crude oil derivative, is the principal raw material of our Basic Petrochemicals Unit and Copesul and, indirectly, of our other business units. Naphtha accounted, directly and indirectly, for approximately 76.3% of our consolidated cost of sales and services rendered in 2007. The price of naphtha supplied by Petróleo Brasileiro S.A.—Petrobras, or Petrobras, is linked to the Amsterdam-Rotterdam-Antwerp market price of naphtha and to the real/U.S. dollar exchange rate. The price of naphtha that we purchase from other international suppliers is also linked to the Amsterdam-Rotterdam-Antwerp market price. The Amsterdam-Rotterdam-Antwerp market price of naphtha fluctuates primarily based on changes in the U.S. dollar-based price of crude oil in the international markets.

     During 2007, the average price of naphtha in U.S. dollars increased by 19.7% to US$676.05 per ton in 2007 from US$564.74 per ton in 2006. The U.S. dollar price of naphtha was volatile during 2007, ranging from a low of US$509.66 per ton in January 2007 to a high of US$837.53 per ton in December 2007. Since December 31, 2007, the price of naphtha in U.S. dollars has increased to US$1,092.85 per ton at June 27, 2008. The price of naphtha may continue its upward trend or the real may depreciate significantly in the future. Any increase in naphtha costs would reduce our gross margin and negatively affect our overall financial performance to the extent that we are unable to pass on these increased costs to our customers and could result in reduced sales volumes of our products.

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

     Petrobras currently is the only Brazilian supplier of naphtha and supplied 61.1% of the naphtha consumed by our company in 2007. Petrobras produces most of the naphtha it sells to us and imports the balance. Our production volume and net sales revenue would likely decrease and our overall financial performance would likely be negatively affected in the event of:

  significant damage to Petrobras’ refineries or to the port facilities through which Petrobras imports naphtha, or to any of the pipelines connecting our plants to Petrobras’ facilities, whether as a consequence of an accident, natural disaster, fire or otherwise;

  our failure to enter into a new naphtha supply contract with Petrobras on satisfactory terms to replace the existing contract under which Petrobras supplies naphtha to our basic petrochemicals plants located in the petrochemical complex located in Camaçari in the State of Bahia, which we refer to as the Northeastern Complex, and with respect to which Petrobras has delivered to us a notice of termination; or

  any termination by Petrobras of the naphtha supply contracts with our company, which provide that Petrobras may terminate the contracts for a number of reasons, including as a result of a national emergency affecting the supply of petroleum derivatives in Brazil.

     In addition, although regulatory changes have ended Petrobras’ monopoly in the Brazilian naphtha market and have allowed us to import naphtha, any reversal in the continuing deregulation of the oil and gas industry in Brazil could increase our production costs.

Our Polyolefins, Ipiranga Petroquímica and Vinyls Units depend on our Basic Petrochemicals Unit and Copesul to supply them with their ethylene and propylene requirements.

     Our Basic Petrochemicals Unit is the only supplier of ethylene to our Vinyls Unit; our Basic Petrochemicals Unit and Copesul are the only suppliers of ethylene and propylene to our Polyolefins Unit; and Copesul is the only supplier of ethylene and propylene to Ipiranga Petroquímica. Because the cost of storing ethylene and propylene is substantial and there is inadequate infrastructure in Brazil to permit the importation of large quantities of these products, our production volumes of, and net sales revenue from, vinyls and polyolefins products would decrease, and our overall financial performance would be negatively affected, in the event of:

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

     Standard & Poor’s Ratings Services, a division of The McGraw-Hill Companies, Inc., or Standard & Poor’s, Moody’s Investors Service, or Moody’s and Fitch, Inc., or Fitch, maintain ratings of our company and our debt securities. Currently, Standard & Poor’s, Moody’s and Fitch maintain ratings of our company on a local and a global basis. Standard & Poor’s maintains a rating of our company on a local basis of “br AA+/Stable Outlook,” Moody’s maintains a rating of our company on a local basis of “Aa2.br/Stable Outlook” and Fitch maintains a local rating for our company of “AA (bra)/Positive Outlook.” On a global basis, Standard & Poor’s maintains a local currency rating for our company of “BB+ (stable)” and a foreign currency rating for our company of “BB+ (stable),” Moody’s maintains a local currency rating for our company of “Ba1” and a foreign currency rating for our company of “Ba1” and Fitch maintains a local currency rating for our company of “BB+/Positive Outlook” and a foreign currency rating for our company of “BB+/Positive Outlook.” Any decision by these or other rating agencies to downgrade the ratings of our company or of our debt securities in the future would likely result in increased interest and other financial expenses relating to our borrowings and debt securities and could significantly reduce our ability to obtain such financing on satisfactory terms or in amounts required by us and our liquidity.

Some of our shareholders may have the ability to determine the outcome of corporate actions or decisions, which could affect the holders of our class A preferred shares and the ADS.

     Odebrecht S.A., or Odebrecht, a member of a group of companies controlled by the Odebrecht family, which we refer to as the Odebrecht Group, holds, directly and indirectly, 60.3% of our voting share capital and Petrobras holds, directly and indirectly, 30.0% of our voting share capital. Designees of Odebrecht constitute a majority of the members of our board of directors, and Petrobras and Petrobras Química S.A., or Petroquisa, a subsidiary of Petrobras, have veto and other rights under the Petrobras Shareholders’ Agreement as described under “Item 7. Major Shareholders and Related Party Transactions—Major Shareholders—Shareholders Agreements.” As a result, Odebrecht, Petrobras and Petroquisa will have the ability to determine the outcome of major corporate actions or decisions requiring the approval of our shareholders or our board of directors, which could affect the holders of the our class A preferred shares and the ADS.

We may face conflicts of interest in transactions with related parties.

     We maintain trade accounts receivable and current and long-term payables with some of our affiliates and other related parties, including Petrobras (which is our sole domestic supplier of naphtha). Currently, Petrobras, through Petroquisa, is the indirect holder of 30.0% of our voting share capital and 23.1% of our total share capital. These accounts receivable and accounts payable balances result mainly from purchases and sales of goods, which are at prices and on terms equivalent to the average terms and prices of transactions that we enter into with third parties. We also engage in financial and other transactions with some of our shareholders. These and other commercial and financial transactions between us and our affiliates could result in conflicting interests.

We may make significant acquisitions which, if not successfully integrated with our company, may adversely affect our operating results.

     We may make significant acquisitions in the future, in addition to the Ipiranga Transaction, to continue our growth. Acquisitions involve risks, including the following:

  failure of acquired businesses to achieve expected results;

  possible inability to retain or hire key personnel of acquired businesses;

  possible inability to achieve expected synergies and/or economies of scale;

  unanticipated liabilities; and

  antitrust considerations.

     If we are unable to integrate or manage acquired businesses successfully, we may not realize anticipated cost savings, revenue growth and levels of integration, which may result in reduced profitability or operating losses.

     For a discussion of risks specifically pertaining to the Ipiranga Transaction, see “—Risks Relating to the Ipiranga Transaction.”

Future adjustments in tariffs on imports that compete with our products could cause us to lower our prices.

     We currently benefit from tariffs imposed by the Brazilian government on imports that allow us to charge prices for our polyolefins and vinyls products in the domestic market that include a factor based on the tariffs levied on comparable imports of those products. However, the Brazilian government has in the past used import and export tariffs to effect economic policies, with the consequence that tariffs can vary considerably, especially tariffs on petrochemical products. For example, in 2004 the Brazilian government lowered the tariffs applicable to most of the thermoplastic products that we produce by 1.5% . Future adjustments of tariffs could cause us to lower our domestic prices, which would likely result in lower net sales revenue and could negatively affect our overall financial performance.

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

The principal lawsuits for which we have not established provisions include the following:

  IPI Credits on Raw Materials Purchases. We have challenged the constitutionality of the Brazilian federal tax authorities’ interpretation of the regulations governing the assessment of the Imposto sobre Produtos Industrializados, or IPI, tax (a federal value-added tax on industrial products). In December 2002, the Brazilian Federal Supreme Court held that OPP Química S.A., or OPP Química, was entitled to IPI tax credits in an aggregate amount of R$1,030.1 million. We have recognized these tax credits and have used the full amount of these tax credits to offset IPI and other federal tax obligations. In a procedural decision on December 11, 2007 that has not yet been published, the Brazilian Federal Supreme Court held that a new judgment should be rendered and, in view of the importance of the matters raised by our lawsuit, the parties were granted an opportunity to make new oral arguments concerning the matter. Upon publication of this decision, we intend to determine whether to appeal this decision. However, despite the possibility of the Brazilian Federal Supreme Court’s review of the merits of its former decision and its ruling against us, we and our counsel believe that the December 2002 decision should nonetheless be given res judicata (i.e., final and binding) effect. The tax credits used by us following the earlier decision of the Brazilian Federal Supreme Court (as adjusted by applying the Sistema Especial de Liquidação e de Custódia, or SELIC, interest rate through December 2007) amount to R$2,506.9 million at December 31, 2007. The various collection proceedings instituted by the Brazilian federal tax authorities based on their interpretation of the regulations that is in dispute have claimed R$2,263.5 million as of December 31, 2007, plus fines in the aggregate amount of R$731.0 million. We have not established a provision for these tax claims against us.

  Social Contribution on Net Income. We have challenged the constitutionality of the Brazilian federal Social Contribution on Net Income (Contribuição Social Sobre o Lucro Líquido), or CSLL. A Brazilian Federal Supreme Court (Supremo Tribunal Federal) decision in our favor was overruled in a subsequent rescission action filed by the Brazilian tax authorities, and our appeal of that suit is pending. We believe that it is reasonably possible that we will lose our appeal. If we lose our appeal, we believe that we would be required to pay CSLL only from the date that a final decision is published. However, as Brazilian law allows rescission actions to relate back to, and to take effect from, the date of the initial decision, we believe that it is reasonably possible that we will be required to pay this tax from the date of the original decision, in which case our total estimated exposure at December 31, 2007, including interest, would be R$809.3 million. This amount does not include approximately R$242.4 million in penalties at December 31, 2007 that we believe we would not be required to pay because we relied upon a judicial decision in not paying the CSLL. We believe that there is a possibility that we will be required to pay related interest and a remote possibility that we will be required to pay fines as a result of this tax litigation. We have not established a provision for these lawsuits.

  Cost of Living Adjustments on Workers’ Wages. The unions that represent employers and workers at the facilities located in the Northeastern Complex, are involved in a lawsuit over the indices we and other companies have used for cost of living adjustments on workers’ wages since early 1990. As we believe that it is not probable that the employers’ union will lose this lawsuit, we have not recorded a provision in respect of this suit. If the employers’ union loses this lawsuit and we are required to pay damages from April 1990 to September 1990, we estimate that we could be subject to liability of up to R$35.0 million, although additional claims would have to be brought by the workers’ union or individual employees to quantify the amount of damages that we would be required to pay. We have not established a provision for this lawsuit.

     In addition, we believe that our chances of success are remote in a series of lawsuits in which we challenged the constitutionality of an increase in the federal Contribution for Social Security Financing (Contribuição para Financiamento da Seguridade Social—COFINS), or COFINS, tax rate. We had established total provisions of R$50.6 million at December 31, 2007 for all of our lawsuits relating to the Social Integration Program (Programa de Integração Social), or PIS, and COFINS, including separate lawsuits challenging the basis of calculation of PIS and COFINS. Because we have deposited only R$23.8 million of this amount with the courts, we would be required, in the event we receive final, unfavorable decisions, to pay the remaining amounts for which we have not made deposits.

     We are also parties to a number of lawsuits seeking tax credits that we believe the Brazilian tax authorities have disallowed or limited in violation of the Brazilian Constitution or applicable law. In some cases in which we have received favorable lower court decisions, we have used these credits to offset other tax obligations and have established provisions in an equivalent amount until a final decision is rendered. These provisions totaled R$1,145.8 million at December 31, 2007, as adjusted based on the SELIC interest rate. If we ultimately lose any of these lawsuits, we would be required to pay the tax obligations we had previously offset with those credits, which could materially reduce our liquidity. We believe that losses related to some of these lawsuits are reasonably possible.

     For more information about our legal proceedings, see “Item 8. Financial Information—Legal Proceedings.”

Risks Relating to the Ipiranga Transaction

We may experience difficulties in integrating Copesul, Ipiranga Química and Ipiranga Petroquímica and, therefore, may fail to achieve the anticipated benefits from the Ipiranga Transaction.

     On March 18, 2007, we entered into agreements with Ultrapar Participações S.A., or Ultrapar, and Petrobras under which, among other things, we acquired control of Ipiranga Química and Ipiranga Petroquímica, and indirect control of the 29.5% of Copesul’s share capital owned by Ipiranga Petroquímica. To complete the transfer of these shares, we entered into a series of transactions comprising the Ipiranga Transaction. For a discussion of these transactions, see “Item 4. Information on the Company—Ipiranga Transaction.” As a result of the substantial completion of the Ipiranga Transaction:

  we own, directly and indirectly, shares of Copesul representing 62.7% of the total and voting share capital of Copesul; and

  we own shares of Ipiranga Química S.A. representing 60% of its total share capital and voting share capital which in turn owns all of the total share capital and voting share capital of Ipiranga Petroquímica.

Upon the final completion of the fourth phase of the Ipiranga Transaction, we will own shares of Refinaria de Petróleo Ipiranga S.A., or RPI, representing 33.3% of total share capital and voting share capital of RPI.

     Integration of Copesul, Ipiranga Química and Ipiranga Petroquímica with our operations will be a complex, costly and time-consuming process. Risks and challenges that may impair our ability to achieve the anticipated benefits of the Ipiranga Transaction include:

  we lack experience in integrating operations as substantial as the combined operations of Copesul, Ipiranga Química and Ipiranga Petroquímica. The integration of these operations into ours may require significant management time and resources and may divert management’s attention from our day-to-day business;

  we may incur unexpected liabilities or contingencies related to taxes, labor, environmental regulation or other matters as a result of our acquisition of Ipiranga Química and Ipiranga Petroquímica that could adversely affect the results of operations and financial condition of our company; and

  we may encounter difficulties or delays in implementing common information systems, operating procedures, sales and credit policies, and financial controls.

If we are unable to successfully respond to these risks and challenges, we may experience higher than expected operating costs or fail to achieve the anticipated benefits of the Ipiranga Transaction.

We have incurred a substantial amount of indebtedness in connection with the Ipiranga Transaction, which could limit our operating flexibility.

     The total purchase price to our company of the shares of Ipiranga Química that we have acquired and the shares of RPI that we will acquire from Ultrapar in the Ipiranga Transaction was R$1,489.1 million. In addition, as part of the Ipiranga Transaction:

  in June 2007, EDSP67 Participações S.A., or EDSP67, a subsidiary of Ipiranga Química, acquired the 7.6% of the total share capital of Ipiranga Petroquímica not owned by Ipiranga Química for a purchase price of R$117.9 million; and

  in October 2007, our subsidiary EDSP58 Participações S.A., or EDSP58, acquired 22.7% of the total and voting share capital of Copesul through a public tender offer, or the Copesul Tender Offer, for the Copesul shares not then owned by our company, Ipiranga Petroquímica, Petroquisa and its affiliate, Petroquímica Triunfo S.A., or Triunfo. The purchase price for these shares was R$1,294.2 million. See “Item 4.
  Information on the Company—Ipiranga Transaction.”

     To finance the Ipiranga Transaction, we incurred: (1) US$1,200.0 million under an unsecured credit agreement, which we refer to as the Acquisition Credit Agreement, with three financial institutions; (2) US$312.5 million under an export prepayment credit facility; and (3) US$61.0 million under two short-term financing transactions. In addition, as a result of the Ipiranga Transaction, we consolidate the indebtedness of Ipiranga Química and Copesul into our financial statements. As of December 31, 2007, we had R$8,381.9 million of outstanding indebtedness, excluding related party debt.

     The substantial increase in our outstanding debt could limit our operating flexibility, including among others, in the following respects:

  a substantial portion of our cash flow from operations must be dedicated to debt service on our indebtedness, reducing the funds available to us for other purposes; and

  our higher levels of indebtedness may impair our ability to adjust to changing market conditions or withstand competitive pressures.

     In addition, the principal amount of each disbursement under the Acquisition Credit Agreement is payable on or prior to the second anniversary of such disbursement. Any inability to refinance amounts borrowed under this agreement on satisfactory terms, if at all, would have a material adverse effect on our results of operations and financial condition.

The Brazilian antitrust authorities could impose costly or restrictive conditions on the approval of the Ipiranga Transaction.

     The Ipiranga Transaction is subject to the final approval of the Brazilian antitrust authorities. However, Brazilian law permits us to consummate these transactions prior to receiving this final approval, unless the Administrative Council for Economic Defense (Conselho Administrativo de Defesa Econômica), or CADE, issues a writ of prevention blocking a transaction or requires the parties to enter into an agreement permitting the effects of the transaction to be reversed which, by its terms, delays the consummation of the transaction. Our company, together with Ultrapar and Petrobras, submitted the terms and conditions of the Ipiranga Transaction for review by the antitrust authorities in April 2007. The antitrust authorities will determine whether these transactions negatively impact competitive conditions in the markets in which we compete or adversely affect consumers in these markets.

     In April 2007, CADE issued a writ of prevention relating to the Ipiranga Transaction, which, among other things, prevented our exercise of strategic management control over Ipiranga Química and Ipiranga Petroquímica. In issuing the writ of prevention, CADE stated that the purpose of the writ of prevention was to guarantee that the Ipiranga Transaction could be reversed in the event that CADE so determined following its review of the Ipiranga Transaction. In April 2007, CADE revoked this writ of prevention upon the agreement of our company to execute an agreement designed to preserve the reversibility of the Ipiranga Transaction, which we refer to as the Reversibility Agreement. Under the Reversibility Agreement, we agreed to preserve all of the assets acquired in the Ipiranga Transaction until CADE makes a final determination with respect to the Ipiranga Transaction, and we are permitted to effectively own and manage these assets pending this final determination.

     Any action by the Brazilian antitrust authorities to fail to approve the Ipiranga Transaction or to impose conditions or performance commitments on our company as part of the approval process for the Ipiranga Transaction could materially and adversely affect our business, negatively affect our financial performance and prevent our company from achieving the anticipated benefits of the Ipiranga Transaction.

     In November 2007, we entered into the Petrobras Investment Agreement relating to the Petrobras Transaction described in “Item 4. Information on the Company—Petrobras Transaction.” Although we believe that the Petrobras Transaction is not subject to the final approval of the Brazilian antitrust authorities, because the Petrobras Transaction is a follow-on transaction to the Ipiranga Transaction and does not involve any change of control of our company or Petrobras, we and Petrobras submitted the terms and conditions of the Petrobras Transaction to the Brazilian antitrust authorities in December 2007. If the Brazilian antitrust authorities do not agree with our analysis, the failure to approve the Petrobras Transaction or any action taken by these authorities to impose conditions or performance commitments on our company as part of the approval process for the Petrobras Transaction prevent our company from achieving the anticipated benefits of the Petrobras Transaction.

     We cannot predict when CADE will take final action with respect to the Ipiranga Transaction and the Petrobras Transaction.

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

     Our results of operations and financial condition may be adversely affected by factors such as:

  fluctuations in exchange rates;

  exchange control policies;

  interest rates;

  inflation;

  tax policies;

  expansion or contraction of the Brazilian economy, as measured by rates of growth in gross domestic product, or GDP;

  liquidity of domestic capital and lending markets; and

  other political, diplomatic, social and economic developments in or affecting Brazil.

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

     Historically, Brazil has experienced high rates of inflation. Inflation, as well as government efforts to combat inflation, had significant negative effects on the Brazilian economy, particularly prior to 1995. The inflation rate, as measured by the General Price Index—Internal Availability (Índice Geral de Preços—Disponibilidade Interna), reached 2,708% in 1993. Although inflation rates have been substantially lower since 1994 than in previous periods, inflationary pressures persist. Inflation rates were 7.7% in 2003, 12.1% in 2004, 1.2% in 2005, 3.8% in 2006, 7.9% in 2007 and 2.1% in the three months ended March 31, 2008, as measured by the General Price Index—Internal Availability. The Brazilian government’s measures to control inflation have often included maintaining a tight monetary policy with high interest rates, thereby restricting availability of credit and reducing economic growth. Inflation, actions to combat inflation and public speculation about possible additional actions also contributed materially to economic uncertainty in Brazil and to heightened volatility in the Brazilian securities markets.

     Brazil may experience high levels of inflation in future periods. Increasing prices for petroleum, the depreciation of the real and future governmental measures seeking to maintain the value of the real in relation to the U.S. dollar may trigger increases in inflation in Brazil. Periods of higher inflation may slow the rate of growth of the Brazilian economy, which would lead to reduced demand for our products in Brazil and decreased net sales revenue. Inflation is also likely to increase some of our costs and expenses, which we may not be able to pass on to our customers and, as a result, may reduce our profit margins and net income. In addition, high inflation generally leads to higher domestic interest rates, and, as a result, the costs of servicing our real denominated debt may increase, causing our net income to be reduced. Inflation and its effect on domestic interest rates can, in addition, lead to reduced liquidity in the domestic capital and lending markets, which could adversely affect our ability to refinance our indebtedness in those markets. Any decline in our net sales revenue or net income and any deterioration in our financial condition would also likely lead to a decline in the market price of our class A preferred shares and the ADS.

Fluctuations in interest rates could raise the cost of servicing our debt and negatively affect our overall financial performance.

     Our financial expenses are affected by changes in the interest rates that apply to our floating rate debt. At December 31, 2007, we had, among other debt obligations, R$467.8 million of loans and financing and debentures that were subject to the TJLP (Taxa de Juros de Longo Prazo), or TJLP, a long-term interest rate, R$1,271.7 million of loans and financing and debentures that were subject to the Certificado Depositário Interbancário, or CDI, rate, an interbank rate, and R$3,070.7 million of loans and financing that were subject to LIBOR. The TJLP includes an inflation factor and is determined quarterly by the Central Bank. In particular, the TJLP and the CDI rate have fluctuated significantly in the past in response to the expansion or contraction of the Brazilian economy, inflation, Brazilian government policies and other factors. For example, in 2007 the CDI rate declined from 13.17% per annum at December 31, 2006 to 11.18% per annum at December 31, 2007. See “Item 11. Quantitative and Qualitative Disclosures about Market Risk.” A significant increase in any of these interest rates could adversely affect our financial expenses and negatively affect our overall financial performance.

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

     The Brazilian currency has been devalued often during the last four decades. Throughout this period, the Brazilian government has implemented various economic plans and various exchange rate policies, including sudden devaluations, periodic mini-devaluations (during which the frequency of adjustments has ranged from daily to monthly), exchange controls, dual exchange rate markets and a floating exchange rate system. From time to time, there have been significant fluctuations in the exchange rate between the Brazilian currency and the U.S. dollar and other currencies. For example, the real appreciated in value against the U.S. dollar by 18.2% in 2003, 8.1% in 2004, 11.8% in 2005, 8.7% in 2006 and 17.2% in 2007.

     Depreciation of the real relative to the U.S. dollar also could result in additional inflationary pressures in Brazil by generally increasing the price of imported products and services and requiring recessionary government policies to curb demand. In addition, depreciation of the real could weaken investor confidence in Brazil and reduce the market price of our class A preferred shares and the ADSs. On the other hand, further appreciation of the real against the U.S. dollar may lead to a deterioration of the country’s current account and the balance of payments and may dampen export-driven growth.

     We had total foreign currency-denominated debt obligations in an aggregate principal amount of R$5,878.4 million (US$3,318.7 million) at December 31, 2007, representing 70.1% of our indebtedness, excluding related party debt, on a consolidated basis. At December 31, 2007, we had US$551.8 million in U.S. dollar-denominated cash equivalents and other investments. A significant depreciation of the real in relation to the U.S. dollar or other currencies could reduce our ability to meet debt service requirements of our foreign currency-denominated obligations, particularly as our net sales revenue is primarily denominated in reais.

     In addition, any significant depreciation of the real will increase our financial expenses as a result of foreign exchange losses that we must record. For example, the 34.3% depreciation of the real in 2002 substantially increased our financial expenses and was a significant factor in our net loss for that year.

     The prices of naphtha, our most important raw material, and of some of our other raw materials are denominated in or linked to the U.S. dollar. Naphtha accounted, directly and indirectly, for 76.3% of our consolidated cost of sales and services rendered in 2007. When the real depreciates against the U.S. dollar, the cost in reais of our U.S. dollar-linked raw materials increases, and our operating income in reais decreases to the extent that we are unable to pass on these cost increases to our customers.

Brazilian government exchange control policies could increase the cost of servicing our foreign currency-denominated debt and impair our liquidity.

     The purchase and sale of foreign currency in Brazil is subject to governmental control. In 1990, the Central Bank centralized certain payments of principal on external obligations. Many factors could cause the Brazilian government to institute more restrictive exchange control policies, including the extent of Brazil’s foreign currency reserves, the availability of sufficient foreign exchange on the date a payment is due, the size of Brazil’s debt service burden relative to the economy as a whole, Brazil’s policy towards the International Monetary Fund and political constraints to which Brazil may be subject. A more restrictive policy could increase the cost of servicing, and thereby reduce our ability to pay, our foreign currency-denominated debt obligations and other liabilities. Our foreign-currency denominated debt represented 70.1% of our indebtedness on a consolidated basis at December 31, 2007. If we fail to make payments under any of these obligations, we will be in default under those obligations, which could reduce our liquidity as well as the market price of our class A preferred shares and the ADSs.

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

     Sales of a substantial number of our class A preferred shares could negatively affect the market prices of our class A preferred shares and the ADSs. If, in the future, substantial sales of shares are made by ODBPAR Investimentos S.A., or ODBPAR Investments, Petroquisa or other existing or future holders of class A preferred shares, the market price of our class A preferred shares and, by extension, the ADSs may decrease significantly. As a result, holders of the ADSs may not be able to sell the ADSs at or above the price they paid for them.

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

     The Brazilian securities markets are substantially smaller, less liquid and more volatile than major securities markets in the United States. The São Paulo Stock Exchange (Bolsa de Valores de São Paulo), which is the principal Brazilian stock exchange, had a market capitalization of US$1.4 trillion (or R$2.5 trillion) at December 31, 2007 and an average daily trading volume of US$2.5 billion for 2007. In comparison, The New York Stock Exchange had a market capitalization of US$27.1 trillion at December 31, 2007 and an average daily trading volume of US$119.2 billion for 2007. There is also significantly greater concentration in the Brazilian securities markets. The ten largest companies in terms of market capitalization represented approximately 56% of the aggregate market capitalization of the São Paulo Stock Exchange at December 31, 2007. The ten most widely traded stocks in terms of trading volume accounted for approximately 48% of all shares traded on The São Paulo Stock Exchange in 2007. These market characteristics may substantially limit the ability of holders of the ADSs to sell class A preferred shares underlying ADSs at a price and at a time when they wish to do so and, as a result, could negatively impact the market price of the ADSs themselves.

Developments in other emerging markets may decrease the market price of our class A preferred shares and the ADSs.

     The market price of our class A preferred shares and the ADSs may decrease due to declines in the international financial markets and world economic conditions. Although economic conditions are different in each country, investors’ reaction to developments in one country can affect the securities markets and the securities of issuers in other countries, including Brazil. Brazilian securities markets are, to varying degrees, influenced by economic and market conditions in other emerging market countries, especially those in Latin America. Any return to economic turmoil in Argentina or adverse economic developments in other emerging markets may adversely affect investor confidence in securities issued by Brazilian companies, causing their market price and liquidity to suffer. Any such developments could immediately affect our ability to raise capital when needed and the market price of our class A preferred shares and the ADSs.

ITEM 4. INFORMATION ON THE COMPANY

     We are the leading petrochemical company in Latin America, based on average annual production capacity in 2007. We are also the third largest Brazilian-owned private sector industrial company, based on net sales revenue in 2006 (the most recent year for which comparative information is currently available). We recorded net income of R$547.6 million in 2007 on net sales revenue of R$17,679.4 million, in each case under Brazilian GAAP. We produce a diversified portfolio of petrochemical products and have a strategic focus on polyethylene, polypropylene and PVC. We have integrated first and second generation petrochemical production facilities, with 19 plants in Brazil, including plants that we have acquired in the Ipiranga Transaction.

     Our registered office is at Rua Eteno, 1561, CEP 42810-000, Camaçari, Bahia, Brazil, and our telephone number at this address is 55-71-632-5102. Our principal executive office is at Avenida das Nações Unidas, 4777, São Paulo, SP, CEP 05477-000, Brazil, and our telephone number at this address is 55-11-3576-9999.

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

     Prior to August 1995, Petroquisa, the petrochemical subsidiary of Petrobras, owned 36.2% of our total share capital, representing 48.2% of our voting share capital. At that time, Nordeste Química S.A.—Norquisa, or Norquisa, owned 17.3% of our total share capital, representing 47.6% of our voting share capital, and the remainder of our share capital was owned by various Brazilian private sector groups, pension funds, banks and our employees.

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

Consolidation of Petrochemical Assets

     In 2001, the Odebrecht Group and a group of companies controlled by the Mariani family, or the Mariani Group, acquired control of Norquisa through purchases of shares of Norquisa and the contribution to our company of:

  66.7% of the voting share capital of Polialden Petroquímica S.A., or Polialden;

  35.0% of the voting share capital of Politeno; and

  Proppet S.A., or Proppet, which was merged into our company in 2001.

     In 2002, we acquired from the Odebrecht Group and the Mariani Group in exchange for shares representing 47.3% of our voting and total share capital:

  OPP Química, which in turn owned 41.6% of the total share capital of Trikem S.A., or Trikem, representing 64.4% of its voting share capital;

  29.5% of the total share capital and voting share capital of Copesul; and

  92.3% of the total share capital of Nitrocarbono S.A., or Nitrocarbono, representing 95.5% of its voting share capital.

        Upon completing these transactions, we changed our corporate name to Braskem S.A.

        In 2003:

  we conducted a public exchange offer for the remaining voting share capital of Nitrocarbono not owned by our company and, following the completion of this exchange offer, we merged with Nitrocarbono;

  we merged with OPP Química;

  we acquired the remaining outstanding common shares of Polialden; and

  we acquired substantially all of the remaining outstanding common shares of Trikem, conducted a public exchange offer for the remaining voting share capital of Trikem not owned by our company.

        In 2004:

  we merged with Trikem; and

  we acquired additional shares of Polialden, increasing our interest in the total share capital of Polialden from 56.3% to 63.7%.

Developments Since January 1, 2005

Formation of Paulínia

     Petroquímica Paulínia S.A., or Paulínia, was incorporated on September 16, 2005. On that date, we acquired 60.0% of the total and voting share capital of Paulínia. Paulínia is a joint venture between our company and Petroquisa for the construction and operation of a polypropylene plant located in Paulínia, in the State of São Paulo.

Politeno Acquisition

     On April 6, 2006, we purchased all of the common and preferred shares of Politeno that were owned by SPQ Investimentos e Participações Ltda., or SPQ, a subsidiary of Suzano, Sumitomo Chemical Company Limited, or Sumitomo, and Itochu Corporation, or Itochu. We refer to this transaction as the Politeno Acquistion. Following the Politeno Acquisition, we owned 100% of the voting share capital and 96.2% of the total share capital of Politeno.

Merger of Polialden into Braskem

     At an extraordinary shareholders’ meeting in May 2006, our shareholders approved our merger with Polialden and the conversion of 2,632,043 of our class A preferred shares into 2,632,043 of our common shares in order to maintain the required minimum ratio of our common shares to preferred shares in accordance with the Brazilian Corporation Law after the completion of our merger with Polialden. In connection with this merger, we issued 7,878,825 of our class A preferred shares in exchange for 264,886,083 of Polialden’s preferred shares.

Ipiranga Transaction

     On March 18, 2007, we entered into an investment agreement with Ultrapar and Petrobras, which we refer to as the Ipiranga Investment Agreement. On the same date, Ultrapar and the controlling shareholders of RPI, Companhia Brasileira de Petróleo Ipiranga, or CBPI, and Distribuidora de Produtos de Petróleo Ipiranga S.A., or DPPI, entered into a share purchase and sale agreement, which refer to as the Purchase Agreement, with our company and Petrobras as intervening parties. We refer to the Ipiranga Investment Agreement and the Purchase Agreement together as the Ipiranga Transaction Agreement, and we refer to the transactions contemplated by the Ipiranga Transaction Agreement and the related transactions described below as, collectively, the Ipiranga Transaction.

     Under the Ipiranga Investment Agreement, Ultrapar, as a commission agent acting on behalf of Braskem and Petrobras, acquired 100% of the share capital of Ipiranga Química. As of March 18, 2007, Ipiranga Química owned 86.9% of the voting share capital and 92.4% of the total share capital of Ipiranga Petroquímica. Ipiranga Petroquímica, in turn, owned 29.5% of the share capital of Copesul. In February 2008, Ultrapar transferred 60.0% of the share capital of Ipiranga Química to our company and 40.0% of the share capital of Ipiranga Química to Petrobras, as required by the Ipiranga Investment Agreement. In addition, under the Ipiranga Investment Agreement, Ultrapar is obligated to transfer 33.3% of the share capital of RPI to our company and 33.3% of the share capital of RPI to Petrobras. Following this transfer, we will jointly and equally control RPI with Petrobras and Ultrapar. The total purchase price to our company of the shares of Ipiranga Química that we have acquired and the shares of RPI that we will acquire from Ultrapar in the Ipiranga Transaction was R$1,489.1 million.

     Under the Ipiranga Investment Agreement, Braskem paid Ultrapar R$651.9 million in April 2007, R$156.7 million in October 2007, R$47.0 million in November 2007 and R$633.5 million in February 2008 for the shares of Ipiranga Química that we have acquired and the shares of RPI that we will acquire from Ultrapar in the Ipiranga Transaction. For additional information regarding the Ipiranga Transaction, see “—Ipiranga Transaction.”

Merger of Politeno into Braskem

     At an extraordinary shareholders’ meeting in April 2007, our shareholders approved our merger with Politeno and the conversion of 486,530 of our class A preferred shares into 486,530 of our common shares in order to maintain the required minimum ratio of our common shares to preferred shares in accordance with the Brazilian Corporation Law after the completion of our merger with Politeno. In connection with this merger, we issued 1,533,670 of our class A preferred shares in exchange for 412,901,157 of Politeno’s class A preferred shares and 2,126,856,433 of Politeno’s class B preferred shares.

Acquisition of Minority Interests in Ipiranga Petroquímica

     In June 2007, EDSP67 acquired the 7.6% of the total share capital of Ipiranga Petroquímica not owned by Ipiranga Química for a purchase price of R$117.9 million. In July 2007, Ipiranga Petroquímica was delisted from the São Paulo Stock Exchange, and in August 2007, EDSP67 merged with and into Ipiranga Petroquímica. As a result of these transactions, Ipiranga Petroquímica is now a wholly-owned subsidiary of Ipiranga Química.

Acquisition of Minority Interests in Copesul

     In October 2007, our subsidiary EDSP58 acquired 22.7% of the total and voting share capital of Copesul through a public tender offer for the Copesul shares not then owned by our company, Ipiranga Petroquímica, Petroquisa or Triunfo. The purchase price for these shares was R$1,294.2 million. We owned 60% of the total and voting share capital of EDSP58, and Petrobras owned the remaining share capital of EDSP58. As a result of the Copesul Tender Offer, Copesul was delisted from the São Paulo Stock Exchange in October 2007. In October 2007 and November 2007, EDSP58 purchased additional shares of Copesul at the price per share paid in the Copesul Tender Offer. In November 2007, Copesul redeemed all of its outstanding shares, other than shares held by our company, EDSP58, Ipiranga Petroquímica, Petroquisa and Triunfo at the price per share paid in the Copesul Tender Offer. The aggregate purchase price for the shares purchased and redeemed after the completion of the Copesul Tender Offer was R$124.3 million. In December 2007, EDSP58 merged with and into Copesul. Following this merger, Braskem owns 39.2% of the total and voting share capital of Copesul, Ipiranga Petroquímica owns 39.2% of the total and voting share capital of Copesul and Petroquisa and Triunfo own 21.6% of the total and voting share capital of Copesul.

Acquisition of Additional Interest in Petroflex and Sale of Interest in Petroflex

     In October 2007, we acquired shares of Petroflex Indústria e Comércio S.A., or Petroflex, representing 13.4% of its total and voting share capital from Suzano for an aggregate purchase price of R$61.0 million as a result of our exercise of our preemptive rights in August 2007 following the announcement of the acquisition of control of Suzano by Petrobras. As a result of this acquisition, we owned 33.5% of the total share capital of Petroflex including 33.6% of its voting share capital. In April 2008, we sold all of our share capital in Petroflex to Lanxess Participações Ltda., or Lanxess, for an aggregate price of R$252.1 million. As a result of this transaction, Petroflex registered a non-operational gain of R$115.6 million.

Ipiranga Transaction

     On March 18, 2007, we entered into the Ipiranga Investment Agreement with Ultrapar and Petrobras. On the same date, Ultrapar and the controlling shareholders of RPI, CBPI and DPPI entered into the Purchase Agreement, with our company and Petrobras as intervening parties.

     Under the Ipiranga Investment Agreement, Ultrapar, as a commission agent acting on behalf of Braskem and Petrobras, acquired 100% of the share capital of Ipiranga Química. As of March 18, 2007, Ipiranga Química owned 86.9% of the voting share capital and 92.4% of the total share capital of Ipiranga Petroquímica. Ipiranga Petroquímica, in turn, owned 29.5% of the share capital of Copesul. In February 2008, Ultrapar transferred 60% of the share capital of Ipiranga Química to our company and 40% of the share capital of Ipiranga Química to Petrobras, as required by the Ipiranga Investment Agreement. In addition, under the Ipiranga Investment Agreement, Ultrapar is obligated to transfer 33.3% of the share capital of RPI to our company and 33.3% of the share capital of RPI to Petrobras. Following this transfer, we will jointly and equally control RPI with Petrobras and Ultrapar. The total purchase price to our company of the shares of Ipiranga Química that we have acquired and the shares of RPI that we will acquire from Ultrapar in the Ipiranga Transaction was R$1,489.1 million.

     As part of the Ipiranga Transaction:

  in June 2007, EDSP67 acquired the 7.6% of the total share capital of Ipiranga Petroquímica not owned by Ipiranga Química for a purchase price of R$117.9 million. In July 2007, Ipiranga Petroquímica was delisted from the São Paulo Stock Exchange, and in August 2007, EDSP67 merged with and into Ipiranga Petroquímica. As a result of these transactions, Ipiranga Petroquímica is now a wholly-owned subsidiary of Ipiranga Química.

  in October 2007, our subsidiary EDSP58 acquired 22.7% of the total and voting share capital of Copesul through a public tender offer for the Copesul shares not then owned by our company, Ipiranga Petroquímica, Petroquisa or Triunfo. The purchase price for these shares was R$1,294.2 million. At the time of the Copesul Tender Offer, we owned 60% of the total and voting share capital of EDSP58, and Petrobras owned the remaining share capital of EDSP58. As a result of the Copesul Tender Offer, Copesul was delisted from the São Paulo Stock Exchange in October 2007. In October 2007 and November 2007, EDSP58 purchased additional shares of Copesul at the price per share paid in the Copesul Tender Offer. In November 2007, Copesul redeemed all of its outstanding shares, other than shares held by our company, EDSP58, Ipiranga Petroquímica, Petroquisa and Triunfo at the price per share paid in the Copesul Tender Offer. The aggregate purchase price for the shares purchased and redeemed after the completion of the Copesul Tender Offer was R$124.3 million. In December 2007, EDSP58 merged with and into Copesul.
  Following this merger, Braskem owns 39.2% of the total and voting share capital of Copesul, Ipiranga Petroquímica owns 39.2% of the total and voting share capital of Copesul and Petroquisa and Triunfo own 21.6% of the total and voting share capital of Copesul.

Structure of the Transaction

     As of the date of the Ipiranga Transaction Agreement, RPI owned:

  7.7% of the total capital of DPPI, including 15.3% of its voting share capital;

  11.4% of the total share capital of CBPI, including 24.8% of its voting share capital; and

  58.5% of the total share capital and voting share capital of Ipiranga Química.

In addition, as of the date of the Ipiranga Transaction Agreement, DPPI owned 21.0% of the total share capital of CBPI, including 62.9% of its voting share capital, and CBPI owned 41.5% of the total share capital and voting share capital of Ipiranga Química. Under the Ipiranga Transaction Agreement and applicable law, Ultrapar was obligated to acquire the share capital of RPI, DPPI and CBPI that it did not own as of the date of the Ipiranga Transaction Agreement through a series of transactions as detailed below.

     First Phase of Ipiranga Transaction

     In April 2007, Ultrapar acquired from the controlling shareholders of RPI, DPPI and CBPI for a purchase price of R$2,113.1 million:

  30.0% of the total share capital of RPI, including 66.2% of its voting share capital;

  30.2% of the total capital of DPPI, including 69.2% of its voting share capital; and

  1.3% of the total share capital of CBPI, including 3.8% of its voting share capital.

     Second Phase of Ipiranga Transaction

     In the second phase of the Ipiranga Transaction:

  in October and November 2007, Ultrapar acquired 88.4% of the voting share capital of RPI not then owned by Ultrapar through a public tender offer for the RPI voting shares and additional purchases of RPI voting shares. As a result, Ultrapar owned 96.0% of the voting share capital, including 32.4% of the total share capital, of RPI.

  in October and November 2007, Ultrapar acquired 82.1% of the voting share capital of DPPI not then owned by Ultrapar through a public tender offer for the DPPI voting shares and additional purchases of DPPI voting shares. As a result, Ultrapar owned 81.9% of the voting share capital, including 27.4% of the total share capital, of DPPI.

  in November 2007, Ultrapar acquired 53.9% of the voting share capital of CBPI not then owned by Ultrapar through a public tender offer for the CBPI voting shares. As a result of this tender offer, Ultrapar owned 8.3% of the voting share capital, including 2.8% of the total share capital, of CBPI.

     Third Phase of Ipiranga Transaction

     In the third phase of the Ipiranga Transaction, in December 2007 the shareholders of Ultrapar, RPI, DPPI and CBPI approved the issuance of preferred shares of Ultrapar in exchange for the outstanding shares of RPI, DPPI and CBPI that Ultrapar did not own through an exchange of shares (incorporação de ações). This exchange was completed in January 2008 and, as a result of the completion of this exchange, Ultrapar became the sole owner of the share capital of RPI, DPPI and CBPI.

     Fourth Phase of Ipiranga Transaction

     In the fourth phase of the Ipiranga Transaction, in February 2008 Ultrapar delivered:

  shares representing 60% of the total share capital and voting share capital of Ipiranga Química to our company; and

  shares representing 40% of the total share capital and voting share capital of Ipiranga Química to Petrobras.

The fourth phase of the Ipiranga Transaction will be completed when Ultrapar delivers 33.3% of the total share capital and voting share capital of RPI to our company; and 33.3% of the total share capital and voting share capital of RPI to Petrobras. We expect that Ultrapar will deliver these shares in the third quarter of 2008.

Accounting and Financial Impact of Ipiranga Transaction

     As a result of the Ipiranga Transaction, we have fully consolidated the results of Copesul and its subsidiaries and consolidated the results of Ipiranga Química and its subsidiaries, including Ipiranga Petroquímica, into our financial statements as from April 1, 2007. We have accounted for each of Copesul, Ipiranga Química and Ipiranga Petroquímica as separate segments in our financial statements as from April 1, 2007. In addition, we have accounted for our interest in the results of RPI under the equity method in our financial statements as from April 1, 2007.

CADE Review of Ipiranga Transaction

     The Ipiranga Transaction is subject to the final approval of the Brazilian antitrust authorities. However, Brazilian law permits us to consummate these transactions prior to receiving this final approval, unless CADE issues a writ of prevention blocking a transaction or requires the parties to enter into an agreement permitting the effects of the transaction to be reversed which, by its terms, delays the consummation of the transaction. Our company, together with Ultrapar and Petrobras, submitted the terms and conditions of the Ipiranga Transaction for review by the Brazilian antitrust authorities in April 2007.

     In April 2007, CADE issued a writ of prevention relating to the Ipiranga Transaction, which, among other things, prevented our exercise of strategic management control over Ipiranga Química and Ipiranga Petroquímica. In issuing the writ of prevention, CADE stated that the purpose of the writ of prevention was to guarantee that the Ipiranga Transaction could be reversed in the event that CADE so determined following its review of the Ipiranga Transaction. In April 2007, CADE revoked this writ of prevention upon the agreement of our company to execute the Reversibility Agreement designed to preserve the reversibility of the Ipiranga Transaction. Under the Reversibility Agreement, we agreed to preserve all of the assets acquired in the Ipiranga Transaction until CADE makes a final determination with respect to the Ipiranga Transaction, and we are permitted to effectively own and manage these assets pending this final determination.

     Although the terms and conditions of the Ipiranga Transaction were submitted to the Brazilian antitrust authorities in four separate filings reflecting the separate markets affected by the Ipiranga Transaction, on September 19, 2007, CADE decided that the four fillings should be analyzed and submitted for approval together.

     The Economic Monitoring Office of the Ministry of Finance (Secretaria de Acompanhamento Econômico), or SEAE, issued a favorable opinion with respect to the Ipiranga Transaction in February 2008. Approval of this transaction by CADE remains pending. There can be no assurance that the Brazilian antitrust authorities will approve the Ipiranga Transaction as currently structured or that these authorities will not impose additional conditions on the Ipiranga Transaction. We cannot predict when CADE will take final action with respect to the Ipiranga Transaction.

Strategic Rationale

     Through our participation in the Ipiranga Transaction, we are taking an important step in the consolidation and development of the Brazilian petrochemical industry. We believe the acquisition of control of Copesul and Ipiranga Petroquímica will provide the following strategic and financial benefits to our company:

  Expand our business to achieve greater economies of scale and operational flexibility — By expanding the size and geographic scope of our business, we believe that we will attain economies of scale, including reduced costs related to maintenance services, energy, raw materials and supplies and logistics. In addition, because we will have greater production capacity for a range of resins, we will be able to utilize specific plants for longer production runs of specific resins, thus lowering our transition costs.

  Increase our market shares in the polyethylene and polypropylene sectors — Through the expansion of our client base, we believe that we will have greater opportunities to develop innovative products and product applications and provide value-added services to these clients based on our leadership in Brazil in thermoplastic technology.

  Enhance our competitiveness through further integration of the thermoplastic production chain — Through our operation of Copesul, our principal supplier in the petrochemical complex located in Triunfo in the State of Rio Grande do Sul, which we refer to as the Southern Complex, and our operation of additional polyethylene and polypropylene plants in the Southern Complex, we anticipate that we will be able to improve the quality of our products, achieve operational and financial synergies and facilitate new investments in the productive assets of this complex.

Financing of Purchase Price

     Under the Ipiranga Investment Agreement, Braskem paid Ultrapar R$651.9 million in April 2007, R$156.7 million in October 2007, R$47.0 million in November 2007 and R$633.5 million in February 2008 for the shares of Ipiranga Química that we have acquired and the shares of RPI that we will acquire from Ultrapar in the Ipiranga Transaction.

     In April 2007, we entered into the Acquisition Credit Agreement with three financial institutions in the aggregate amount of US$1.2 billion to finance the Ipiranga Transaction. In April 2007, we received the first disbursement under the Acquisition Credit Agreement in the aggregate amount of US$330.0 million to fund the first payment due under the Ipiranga Investment Agreement. In October 2007, we received the second and third disbursements under the Acquisition Credit Agreement in the aggregate amount of US$468.8 million to fund a portion of the purchase price under the Copesul Tender Offer. In October 2007, we received the fourth and fifth disbursements under the Acquisition Credit Agreement in the aggregate amount of US$150.0 million to fund a portion of the purchase price paid by Ultrapar in tender offers for the common shares of RPI, DPPI or CBPI. In February 2008, we received the sixth and final disbursement under the Acquisition Credit Agreement in the aggregate amount of US$251.2 million to fund the final payment due as part of the Ipiranga Transaction. Each disbursement under the Acquisition Credit Agreement bears interest at the rate of LIBOR plus 0.35% per annum until the first anniversary of such disbursement and thereafter at the rate of LIBOR plus 0.55% per annum, payable in arrears. The principal amount of each disbursement under the Acquisition Credit Agreement is payable on or prior to the second anniversary of such disbursement. The Acquisition Credit Agreement includes limitations on our ability to incur liens, enter into related party transactions or merge with certain other entities.

     In June 2007, EDSP67 entered into two short-term financing transactions with Brazilian financial institutions in the aggregate amount of US$61.0 million to finance the acquisition of the 7.6% of the total share capital of Ipiranga Petroquímica not owned by Ipiranga Química.

     In September 2007, EDSP58 entered into an export prepayment credit facility with Petrobras International Finance Company – PIFCo, or PIFCo, under which EDSP58 is permitted to borrow an aggregate principal amount of up to US$323.0 million. In October 2007, EDSP58 borrowed an aggregate of US$312.5 million under this facility to fund a portion of the purchase price of the shares tendered in the Copesul Tender Offer.

     In order to lengthen the average maturity of our outstanding indebtedness and to reduce our refinancing risks, we are exploring refinancing of the Acquisition Credit Agreement in the near term. In May 2008. we used the proceeds of our offering of US$500.0 million 7.250% Notes due 2018 to repay a portion of the indebtedness outstanding under the Acquisition Credit Agreement. We are analyzing opportunities to refinance the remainder of this indebtedness through bank credit agreements, pre-export financing agreements, offerings of securities in the domestic or international markets or a combination of these instruments. The form, manner and timing of the refinancing of amounts borrowed under the Acquisition Credit Agreement will depend on market conditions.

Shareholders Agreements

     We have entered into the shareholders agreements and memorandum of understanding described below that govern our rights with respect to Copesul, Ipiranga Química, Ipiranga Petroquímica and RPI.

Interim Shareholders Agreement

     On April 18, 2007, we entered into a shareholders agreement with Ultrapar and Petrobras, which we refer to as the Interim Shareholders Agreement, under which we obtained effective management control over Ipiranga Química and, consequently, Ipiranga Petroquímica and the interest of Ipiranga Petroquímica in Copesul. Under the Interim Shareholders Agreement, we were granted the right to nominate a majority of the board of directors of Ipiranga Química and Ipiranga Petroquímica, and the right to nominate a majority of the nominees of Ipiranga Petroquímica to the board of directors of Copesul. The Interim Shareholders Agreement terminated in February 2008 upon the transfer of the shares of Ipiranga Química to our company and Petrobras as part of the fourth phase of the Ipiranga Transaction as described above under “—Structure of the Transaction—Fourth Phase of Ipiranga Transaction.”

Ipiranga Memorandum of Understanding

     On March 18, 2007, we entered into a memorandum of understanding with Petrobras regarding the interests of Ipiranga Petroquímica in Copesul and the control of Ipiranga Química and Ipiranga Petroquímica, which we refer to as the Ipiranga Memorandum of Understanding. The Ipiranga Memorandum of Understanding granted Petrobras veto rights with respect to certain matters that are subject to the approval of the shareholders and boards of directors of Ipiranga Química, Ipiranga Petroquímica and Copesul. Upon the completion of the first phase of the Petrobras Transaction, Petrobras, Petroquisa, Odebrecht and Norquisa, with Braskem as intervening party, entered into a shareholders’ agreement with a term of 25 years, which we refer to as the Petrobras Shareholders’ Agreement. The Petrobras Shareholders’ Agreement superseded the Ipiranga Memorandum of Understanding.

RPI Shareholders Agreement

     As part of the Ipiranga Transaction, we entered into a shareholders agreement with Ultrapar and Petrobras, which we refer to as the RPI Shareholders Agreement, which gives each of Ultrapar, Petrobras and our company the right to nominate one-third of the directors of RPI and establishes that all decisions need to be taken by the unanimous vote of the shareholders.

Petrobras Transaction

     On November 30, 2007, Braskem entered into an investment agreement with Odebrecht, Petrobras, Petroquisa and Norquisa. On May 14, 2008, Braskem, Odebrecht, Norquisa, Petrobras and Petroquisa entered into an amendment to this agreement. We refer to this agreement, as amended, as the Petrobras Investment Agreement. We refer to the transactions under the Petrobras Investment Agreement as the Petrobras Transaction. Under the Petrobras Investment Agreement, the Petrobras Transaction will be completed in two phases. In the first phase, Petroquisa through its wholly-owned subsidiary Grust Holdings S.A., or Grust, contributed the following assets to Braskem:

  36.4% of the voting and outstanding share capital of Copesul;

  40.0% of the voting and outstanding share capital of Ipiranga Química; and

  40.0% of the voting and outstanding share capital of Paulínia.

     In exchange for these assets, Braskem issued an aggregate of 46,903,320 common shares and 43,144,662 class A preferred shares to Petroquisa.

     As a result of the completion of the first phase of the Petrobras Transaction, Petrobras owns, directly and indirectly, 23.1% of our total share capital, including 30.0% of our voting share capital, and Braskem owns, directly and indirectly:

  99.2% of the outstanding share capital of Copesul;

  all of the outstanding share capital of Ipiranga Química, which in turn owns all of the outstanding share capital of Ipiranga Petroquímica; and

  all of the outstanding share capital of Paulínia.

     The first phase of the Petrobras Transaction was implemented on May 30, 2008 through an exchange of shares (incorporação de ações) in which shares of Braskem were issued to Petroquisa in exchange for shares of Grust that, directly and indirectly, owns the interests in Copesul, Ipiranga Química, Ipiranga Petroquímica and Paulínia contributed to Braskem.

     Under the Petrobras Investment Agreement, Petrobras has the option in the second phase of the Petrobras Transaction to contribute up to 100% of the share capital of Triunfo to Brasken in exchange for approximately 13,387,197 of our class “A” preferred shares. We refer to this option as the Triunfo Option. Triunfo owns 0.8% of the voting and outstanding share capital of Copesul. If Petrobras exercises this option and contributes 100% of the share capital of Triunfo to Braskem, Copesul will become a wholly-owned subsidiary of Braskem.

     The following chart presents the corporate structure of our principal subsidiaries and equity investments following the completion of the first phase of the Petrobras Transaction. The percentages in bold italics represent the percentage of the voting share capital owned directly and indirectly by the parent company of each entity, and the percentages not in bold italics represent the percentage of the total share capital owned directly and indirectly by the parent company of each entity. All of these companies are organized under Brazilian law.

Strategic Rationale

     Through our participation in the Petrobras Transaction, we are taking an important step in the consolidation and development of the Brazilian petrochemical industry. We believe the consolidation of Copesul, Ipiranga Química, Ipiranga Petroquímica, Paulínia and Triunfo into our company will provide the following strategic and financial benefits to our company:

  Consolidate ownership of petrochemical assets — By acquiring the minority interests in Copesul, Ipiranga Química and Paulínia held by Petrobras and Petroquisa, we believe that we will be able to achieve synergies that will lead to reductions of financial, industrial, commercial and other costs and expenses. In addition, we will substantially reduce the minority interest in our company, which we believe will result in a significant increase in our net income in future periods, and further reduce the effects of proportional consolidation in our results of operations and cash flows.

  Further enhance the strategic alignment of Petrobras and Braskem — By increasing the proportional interest of Petrobras in Braskem, we believe that Petrobras’ commitment to the success of Braskem will correspondingly increase. We expect that this commitment will yield increased synergies generated by our interaction with Petrobras’ refineries given our position as Petrobras’ largest naphtha customer and will lead to increasing access to and collaboration with Petrobras’ research centers.

Accounting and Financial Impact of Petrobras Transaction

     As a result of the completion of the first phase of the Petrobras Transaction, we will no longer record minority interests with respect to Ipiranga Química and the minority interest in Copesul represents only 0.8% of the total share capital of Copesul. In addition, we will fully consolidate the results of Paulínia into our financial statements as from April 1, 2008. In the event that Petrobras and Petroquisa exercise the Triunfo Option in full, we will fully consolidate the results of Triunfo into our financial statements as from the date of the completion of the Petrobras Transaction.

     As a result of our full consolidation of the results of Paulínia into our financial statements, we will fully consolidate the assets and liabilities of Paulínia in our balance sheet, including the indebtedness of Paulínia. At December 31, 2007, Paulínia’s total outstanding debt was R$451.7 million, of which R$271.0 million was reflected in our balance sheet due to the proportional consolidation of the results of Paulínia in our financial statements.

CADE Review of Petrobras Transaction

     Although we believe that the Petrobras Transaction is not subject to the final approval of the Brazilian antitrust authorities, because the Petrobras Transaction is a follow-on transaction to the Ipiranga Transaction and does not involve any change of control of our company or Petrobras, we and Petrobras submitted the terms and conditions of the Petrobras Transaction to the Brazilian antitrust authorities in December 2007. The SEAE and the Economic Law Office of the Ministry of Justice (Secretaria de Direito Econômico), or SDE, issued favorable opinions with respect to the Petrobras Transaction in April 2008. Approval of the filing by CADE remains pending.

     There can be no assurance that the Brazilian antitrust authorities will agree with our analysis or that these authorities will not impose additional conditions on the Petrobras Transaction. We cannot predict when CADE will take final action with respect to the Petrobras Transaction.

Petrochemical Industry Overview

Structure

     The petrochemical industry transforms crude oil by-products, principally naphtha, or natural gas into widely used industrial and consumer goods. The Brazilian petrochemical industry is generally organized into first, second and third generation producers based on the stage of transformation of various petrochemical raw materials, or feedstocks.

First Generation Producers

     Brazil’s first generation producers, which are referred to as “crackers,” break down or “crack” naphtha or natural gas, their principal feedstock, into basic petrochemicals. There are four crackers in Brazil. Three of these crackers purchase naphtha, which is a by-product of the oil refining process, primarily from Petrobras, as well as from other suppliers located outside of Brazil. The fourth, Rio Polímeros, purchases natural gas from Petrobras. The basic petrochemicals produced by the crackers include:

  olefins, primarily ethylene, propylene and butadiene; and

  aromatics, such as benzene, toluene and xylenes.

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

Second Generation Producers

     Second generation producers process the basic petrochemicals obtained from the crackers to produce intermediate petrochemicals. These petrochemicals include:

  polyethylene, polystyrene and PVC (each produced from ethylene);

  polypropylene and acrylonitrile (each produced from propylene);

  caprolactam (produced from benzene); and

  polybutadiene (produced from butadiene).

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

Third Generation Producers

     Third generation producers, known as transformers, purchase the intermediate petrochemicals from second generation producers and transform them into final products including:

  plastics (produced from polyethylene, polypropylene and PVC);

  acrylic fibers (produced from acrylonitrile);

  nylon (produced from caprolactam);

  elastomers (produced from butadiene); and

  disposable containers (produced from polystyrene and polypropylene).

     Third generation producers manufacture a variety of consumer and industrial goods, including containers and packaging materials, such as bags, film and bottles, textiles, detergents, paints, automobile parts, toys and consumer electronic goods. There are more than 11,200 third generation producers operating in Brazil.

Petrochemical Complexes

     The production of first and second generation petrochemicals in Brazil centers around four major complexes. These complexes include:

  the Northeastern Complex located in Camaçari in the State of Bahia, where we operate the cracker;

  the Southern Complex located in Triunfo in the State of Rio Grande do Sul, where our subsidiary Copesul operates the cracker;

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

     The Northeastern Complex began operations in 1978. The Northeastern Complex consists of 13 second generation producers situated around the raw materials center operated by our company. At December 31, 2007, our raw materials center had an annual ethylene production capacity of 1,280,000 tons, which we estimate accounted for approximately 36.6% of Brazil’s ethylene production capacity.

     The Southern Complex began operations in 1982. Copesul is the raw materials center at the Southern Complex and supplies first generation petrochemicals to seven second generation producers, including our Polyolefins Unit and Ipiranga Petroquímica. At December 31, 2007, Copesul had an annual ethylene production capacity of 1,200,000 tons, which we estimate accounted for approximately 34.3% of Brazil’s ethylene production capacity.

     The São Paulo Complex, which is the oldest petrochemical complex in Brazil, began operations in 1972. Petroquímica União is the raw materials center at the São Paulo Complex and supplies first generation petrochemicals to 20 second generation producers located at the São Paulo Complex and elsewhere, including our company. At December 31, 2007, Petroquímica União had an annual ethylene production capacity of 500,000 tons.

     The Rio de Janeiro Complex commenced operations in 2005. Rio Polímeros, a Brazilian petrochemical company, is the raw materials center at the Rio de Janeiro Complex and supplies first generation petrochemicals to two second generation producers. At December 31, 2007, Rio Polímeros had a maximum annual ethylene production capacity of 520,000 tons.

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

     The following table sets forth the percentage of the indirect ownership interests held in the crackers’ voting shares by Petroquisa, private sector entities and other investors before the privatization of the crackers and at December 31, 2007.

	Before Privatization				At December 31, 2007

			Private			Private
	Date of		Sector	Other		Sector	Other
	Privatization	Petroquisa	Groups	Investors(1)	Petroquisa	Groups	Investors(1)

Copesul	May 15, 1992	67.2%	2.1%	30.7%	20.8%	79.2%	—%
Petroquímica União	January 24, 1994	67.8	31.9	0.3	17.4	60.8	21.8
Braskem	August 15, 1995	48.2	50.4	1.4	8.1	84.5	7.4
Rio Polímeros	—	—	—	—	16.7	66.6	16.7
________________________________________

(1) Pension funds, banks and individual investors.

Role of Petrobras

     Prior to 1995, Brazil’s Constitution granted a monopoly to the Brazilian government, exercised through Petrobras, over the research, exploration, production, refining, importing and transporting of crude oil and refined petroleum products (excluding petrochemical products) in Brazil. The Brazilian Constitution also provided that byproducts of the refining process, such as naphtha, could only be supplied in Brazil by or through Petrobras. Naphtha is the principal feedstock used in Brazil for the production of basic petrochemicals such as ethylene and propylene. In 1995, the Brazilian Constitution was amended to allow petroleum and petroleum related activities to be carried out by private companies, by concession or authorization from the Brazilian government. Since 1995, the Brazilian government has taken several measures to liberalize the petrochemical industry in Brazil.

     In 1997, Law No. 9,478/97 implemented the 1995 constitutional amendment by creating the Brazilian Energy Policy Council (Conselho Nacional de Política Energética) and the National Petroleum Agency (Agência Nacional de Petróleo), which were charged with regulating and monitoring of the oil industry and the Brazilian energy sector. Following the creation of the National Petroleum Agency, new rules and regulations have been implemented, aimed at gradually ending Petrobras’ monopoly. Our company has imported naphtha from trading companies and oil and gas producers located abroad since 1997 and Copesul has done so since 2000. During 2007, Petrobras produced and sold approximately 61.1% of the naphtha consumed by our company and Copesul, and the remaining naphtha consumed by our company and Copesul was imported.

Tariffs

     We set prices for ethylene, the principal first generation petrochemical product, that we sell to third-party second generation producers by reference to international market prices. See “Item 4. Information On The Company—Basic Petrochemicals Unit and Copesul—Sales and Marketing of our Basic Petrochemicals Unit.” Prices paid by second generation producers for imported first generation petrochemical products partly reflect transportation and tariff costs. We establish the prices of ethylene by-products, such as butadiene, by reference to several market factors, including the prices paid by second generation producers for imported products, which also take into account transportation and tariff costs.

     Second generation producers, including our company, generally set prices for their petrochemical products by reference to several market factors, including the prices paid by third generation producers for imported products. Prices paid for such imports also reflect transportation and tariff costs.

     The Brazilian government has frequently used import tariffs to implement economic policies. As a result, import tariffs generally vary significantly, especially those imposed on petrochemical products. Imports and exports within the free trade area composed of Argentina, Brazil, Paraguay and Uruguay in South America (Mercado Comum do Sul), or Mercosul, have not been subject to tariffs since December 2001. The following table shows the fluctuation of the tariffs on certain basic petrochemicals and second generation petrochemicals from 1998 through 2007. The tariff rates shown are those applicable at the end of the respective years, except where indicated.

	2007	2006	2005	2004	2003	2002(1)	2001(2)	2000	1999	1998

						(%)
First generation petrochemicals:
Ethylene	2.0	2.0	2.0	2.0	3.5	3.5	4.5	5.0	5.0	5.0
Propylene	2.0	2.0	2.0	2.0	3.5	3.5	4.5	5.0	5.0	5.0
Caustic soda	8.0	8.0	8.0	8.0	9.5	9.5	10.5	11.0	11.0	11.0

Second generation petrochemicals:
Polyethylene	14.0	14.0	14.0	14.0	15.5	15.5	16.5	17.0	17.0	17.0
Polypropylene	14.0	14.0	14.0	14.0	15.5	15.5	16.5	17.0	17.0	17.0
PVC (3)	14.0	14.0	14.0	14.0	15.5	15.5	16.5	17.0	17.0	17.0
Caprolactam	12.0	12.0	12.0	12.0	13.5	13.5	14.5	15.0	15.0	15.0
________________________________________
(1)	In 2002, the official tariff was 1.5% less than the rate shown. An additional surcharge of 1.5% assessed on imported products is included in the rate shown.
(2)	In 2001, the official tariff was 2.5% less than the rate shown. An additional surcharge of 2.5% assessed on imported products is included in the rate shown.
(3)
Imports of suspension PVC from the U.S. and Mexico have been subject to tariffs of 16.0% and 18.0%, respectively, since 1992 as a result of the imposition of anti-dumping duties by the Brazilian Foreign Trade Chamber (CAMEX—Câmara de Comércio Exterior) of the Ministry of Development, Industry and Trade. These duties will expire on December 14, 2010, unless extended.

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

     Brazilian GDP increased by 5.4% in 2007. This moderate growth contributed to a 8.1% increase in domestic polyolefins consumption (excluding consumption of ethyl vinyl acetate copolymer, or EVA) and a 16.0% increase in domestic PVC consumption. The strong growth in civil construction sector positively affected domestic PVC consumption and the significant growth in other industrial sectors, such as durable goods, automotive and beverage, positively affected domestic consumption of thermoplastic resins generally. Although imports represent a small percentage of total Brazilian domestic consumption, in 2007, imports of polyolefins increased by 19.9% and imports of PVC increased by 39.6% . In 2007, Brazil’s exports of polyolefins increased by 1.2%, while exports of PVC increased by 21.3% . As a result of increased production capacity of Brazilian producers, including our company, higher rates of capacity utilization, and the continuing appreciation of the real against the U.S. dollar in 2007, Brazilian petrochemical producers significantly improved their sales in 2007.

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

			Total			Estimated
	Total		Production of			Total Brazilian
	Brazilian	Our Total	Other Brazilian	Total	Total	Domestic
	Production	Production	Companies	Imports	Exports	Consumption

	(thousands of tons)
Olefins(1)
2007(2)	5,417.8	3,799.0	1,618.7	9.1	155.5	5,271.5
2006	5,288.1	1,778.6	3,509.5	3.2	166.1	5,125.2
2005	4,775.2	1,889.9	2,885.2	18.5	120.0	4,672.7
Aromatics(3)
2007(2)	1,486.2	1,172.9	313.3	55.3	621.1	920.4
2006	1,433.3	704.9	728.4	87.5	388.1	1,132.8
2005	1,518.0	733.7	784.3	47.6	453.8	1,111.8
Polyolefins(4)
2007(2)	3,760.3	2,358.2	1,402.0	498.8	1,036.9	3,222.2
2006	3,669.9	1,629.6	1,940.1	415.2	1,031.3	3,025.4
2005	3,204.5	1,289.2	1,859.1	392.0	806.5	2,789.9
PVC
2007(2)	686.5	465.4	221.0	176.7	43.2	820.0
2006	676.3	447.4	228.9	126.6	35.6	767.3
2005	640.3	449.3	191.0	119.5	65.6	694.2
PET(5)
2007(2)	484.5	25.6	458.9	112.0	52.4	544.1
2006	307.4	65.1	242.3	172.5	30.6	449.2
2005	352.6	69.7	282.9	178.4	32.6	498.3
Caprolactam
2007(2)	46.1	46.1	—	9.3	26.6	28.8
2006	44.9	44.9	—	6.7	17.8	33.8
2005	49.7	49.7	—	4.1	16.2	37.5
________________________________________
(1)	Includes ethylene, propylene and butadiene.
(2)	Preliminary data.
(3)	Includes benzene, toluene and xylenes.
(4)	Includes polyethylene, high density polyethylene, low density polyethylene, linear low density polyethylene, ethyl vinyl acetate copolymer and polypropylene.
(5)	On May 16, 2007, we temporarily closed our PET plant.

Sources: Brazilian Association of Chemical Industry and Derivative Products and Braskem.

     The above estimates of total domestic consumption assume that all domestic production is immediately sold in the market and that there has been no change in total domestic inventory.

Overview of Our Company’s Operations

     We are the leading petrochemical company in Latin America, based on average annual production capacity in 2007. We are also the third largest Brazilian-owned private sector industrial company, based on net sales revenue in 2006 (the most recent year for which comparative information is currently available). We recorded net sales revenue of R$17,679.4 million and net income of R$547.6 million in 2007. We produce a diversified portfolio of petrochemical products in our 19 plants in Brazil and have a strategic focus on polyethylene, polypropylene and PVC. We were the first Brazilian company with integrated first and second generation petrochemical production facilities.

     We have grown over the past five years primarily as the result of the integration of the operations of nine Brazilian petrochemical companies: our company, which was formerly named Copene Petroquímica do Nordeste S.A.; OPP Química; Polialden; Politeno; Trikem; Proppet; Nitrocarbono; Copesul and Ipiranga Petroquímica. We have merged with all of these companies other than Copesul and Ipiranga Petroquímica.

     Our business operations are organized into seven business units, which correspond to our principal production processes and products. Three of these business units (Copesul, Ipiranga Petroquímica and Ipiranga Química) were created in April 2007 as a result of the Ipiranga Transaction described above under “—Ipiranga Transaction.” Our business units are as follows:

  Basic Petrochemicals, which accounted for R$7,220.7 million, or 31.9%, of the net sales revenue of all segments, including net sales to our other business units, and had an operating margin of 7.9% in 2007;

  Copesul, which accounted for R$5,516.1 million, or 24.4%, of the net sales revenue of all segments and had an operating margin of 9.2% in 2007 and whose results we have fully consolidated into our financial statements as from April 1, 2007 as a result of the Ipiranga Transaction;

  Polyolefins, which accounted for R$5,669.1 million, or 25.1%, of the net sales revenue of all segments and had an operating margin of 10.2% in 2007;

  Ipiranga Petroquímica, which accounted for R$1,551.4 million, or 6.9%, of the net sales revenue of all segments and had an operating margin of 13.0% in 2007 and whose results we have consolidated into our financial statements as from April 1, 2007 as a result of the Ipiranga Transaction;

  Vinyls, which accounted for R$1,789.4 million, or 7.9%, of the net sales revenue of all segments and had an operating margin of 9.7% in 2007;

  Business Development, which accounted for R$489.7 million, or 2.2%, of the net sales revenue of all segments and had a negative operating margin of 12.2% in 2007; and

  Ipiranga Química, which accounted for R$392.6 million, or 1.7%, of the net sales revenue of all segments and had an operating margin of 2.4% in 2007 and whose results we have consolidated into our financial statements as from April 1, 2007 as a result of the Ipiranga Transaction.

     We believe the integration of the operations of the companies that formed our company has produced, and will continue to produce, significant synergies and cost savings from reductions in taxes, procurement and logistics expenses, production expenses, general and administrative expenses and other operating expenses.

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

     We are committed to providing technological support to our customers through the Braskem Center for Technology and Innovation and Ipiranga Petroquímica’s Technology and Innovation Center, which develop processes, products and applications for the sector.

     The formation of our company marked a milestone in the restructuring of an industrial sector that is vital to Brazil’s economic development. We supply petrochemical products with application in a wide variety of industries, such as food packaging, automotive parts, paints, construction, agriculture, fabrics and personal care products.

     The key elements of our strategy include:

  Focus on Customer Relationships. We seek to establish close, long-term relationships with our customers. We serve as partners with our customers in developing new products and applications and, consequently, business opportunities for them. We recognize the cyclical nature of the markets for our petrochemical products and believe that, by focusing on relationships with our customers, we can foster customer loyalty even during periods of lower demand. Our growth strategy is centered on increasing customers’ consumption of our products, and enabling them to substitute non-plastic materials with thermoplastics.

  Our Polyolefins Unit, Ipiranga Petroquímica and our Vinyls Unit maintain technology and innovation centers that seek to:
  optimize customers’ processing of our products;

  identify new products and applications to meet our clients’ needs; and

  increase customers’ productivity.
  Pursuit of Selected Business Opportunities. We are pursuing business opportunities by developing new and specialized products, for example:
  manufacturing new products such as: UTEC™, ultra high molecular weight polyethylene, or UHMWP, a product that is used in technical applications; Braskem Flexus®, a high-performance polyethylene product used for specialized packaging; and Braskem Symbios®, a high-performance flexible packaging sealant. We are the world’s second largest producer of UHMWP, which we sell mainly in the United States;

  manufacturing linear low density polyethylene, or LLDPE, and low density polyethylene, or LDPE, using a specialized production process that permits us to produce thermoplastics with distinctive characteristics for the flexible packaging industry, including greater resistance to impact and punctures, improved polish and greater transparency; and

  developing manufacturing process to produce “green” polymers made out of renewable raw materials such as our 100% “green” polyethylene that was internationally certified in 2007.
  Expansion of Our Production Capacity. We plan to expand the production capacity of our business units during the next several years based on anticipated growth in demand for our products. We plan to expand our production capacity through efficiency enhancements at our plants, by modernizing our production technology, by acquiring petrochemical producers, such as Ipiranga Petroquímica, that currently compete with us or produce complementary products, and by constructing new facilities alone or in conjunction with third parties.

  We have entered into a joint venture with Petroquisa for the construction and operation of a polypropylene plant in Paulínia, in the State of São Paulo, with an initial annual production capacity of 350,000 tons. In addition, we have entered into a shareholders agreements with Petroquímica de Venezuela, S.A., or Pequiven, with respect to (1) the formation of Polipropileno del Sur, S.A., or Propilsur, a joint venture with Pequiven for the development, construction and operation of a polypropylene plant with an integrated propane dehydrogenation unit to be located in the Jose Petrochemical Complex in the State of Anzoategui, Venezuela, with an annual production capacity of approximately 450,000 tons, and (2) the formation of Polietilenos de America, S.A., or Polimerica, a joint venture with Pequiven for the development, construction and operation of the Jose Olefins Project, an olefins complex in to be located in the Jose Petrochemical Complex that will include an ethylene cracker that will use ethane extracted from natural gas as its raw material, with an annual production capacity of 1.3 million tons, and three polyethylene plants with a combined annual production capacity of 1.1 million tons of high density polyethylene, or HDPE, LDPE and LLDPE.

In addition, we have entered into a memorandum of understanding with Pertóleos de Perú—Petroperú S.A. and Petrobras to evaluate the technical and economic feasibility of the construction of a new petrochemical complex in Peru that would use ethane as feedstock to produce polyethylene. We believe that additional capacity developed by our company, together with joint venture partners, will enable us to maintain and expand our leadership position in Latin America and support our expansion into strategic export markets.

  Continued Reductions in Operating Costs and Increases in Operating Efficiencies. As a result of the integration of our facilities and large production scale, we believe that we are a low-cost producer of second generation petrochemicals. We have completed a program—the Braskem+ Program—to increase operating efficiencies and to reduce operating costs. We also continue to realize synergies from our integration process.

  Our cost reduction program is linked to initiatives to purchase feedstocks at competitive prices. We began to import lower-cost naphtha in 2002, and during 2007, we imported approximately 38.9% of our feedstock requirements, primarily from North Africa.

  Commitment to Our Employees and Communities. We are focused on our human resources, which are vital to our competitiveness and growth. We continue to train our employees to develop skills necessary to operate an internationally competitive, vertically integrated petrochemical company. We have adopted a policy that makes all of our directors, officers, and employees responsible for worker safety and for preserving the environment. We are also committed to sustainable development and to improving the quality of life in the communities in which our facilities are located.

Basic Petrochemicals Unit and Copesul

     At December 31, 2007, our Basic Petrochemicals facilities had one of the largest average annual production capacities of all first generation producers in Latin America. Our Basic Petrochemicals Unit accounted for R$7,220.7 million, or 31.9%, of the net sales revenue of all segments in 2007, including net sales to our other business units, and Copesul accounted for R$5,516.1 million, or 24.4%, of the net sales revenue of all segments in 2007, including net sales to our other business units.

     On April 18, 2007, the first phase of the Ipiranga Transaction was completed. As a result of our obtaining effective management control over Copesul, we have fully consolidated the assets, liabilities and results of operations of Copesul as from April 1, 2007. We account for Copesul as a segment separate from our Basic Petrochemicals segment.

     Our Basic Petrochemicals Unit and Copesul produce:

  olefins, such as ethylene, polymer and chemical grade propylene, butadiene, isoprene and butene-1;

  aromatics, such as benzene, toluene, para-xylene, ortho-xylene and mixed xylene;

  fuels, such as automotive gasoline and liquefied petroleum gas, or LPG; and

  methyl tertiary butyl ether, or MTBE, solvent C9 and pyrolysis C9.

     The products of our Basic Petrochemicals Unit and Copesul are used primarily in the manufacture of intermediate second generation petrochemical products, including those manufactured by our other business units. Our Basic Petrochemicals Unit and Copesul also supply utilities to other plants located in the Northeastern Complex and the Southern Complex and render services to the operators of those plants.

     In 2007, 88.5% of our Basic Petrochemicals Unit’s sales (including intra-company sales) were derived from the sale of basic petrochemicals, 7.3% from the sale of utilities and services, and 4.2% from the sale of fuels, and 93.8% of Copesul’s sales (including intra-company sales) were derived from the sale of basic petrochemicals, 1.7% from the sale of utilities and services, and 4.5% from the sale of fuels.

     In 2007, 40.3% of our Basic Petrochemicals Unit’s net sales revenue from sales of basic petrochemicals were derived from sales made to our other business units and 48.4% of Copesul’s net sales revenue from sales of basic petrochemicals were derived from sales made to our other business units.

     We believe that our Basic Petrochemicals Unit and Copesul are well positioned to take advantage of increasing demand for basic petrochemicals products in Brazil, both by our other business units and by third parties. We anticipate that long-term growth for these products in Brazil will continue due to increasing demand for consumer products.

Products of Our Basic Petrochemicals Unit and Copesul

     The following chart shows some of the primary products produced by our Basic Petrochemicals Unit and Copesul and some of the second generation products that use these products as raw materials.

Products of Our Basic
Petrochemicals Unit and Copesul	Second Generation Products

Olefins:
Ethylene	LDPE /LLDPE (1)
HDPE (1)
UHMWP (1)
EVA (1)
EDC (2)
Propylene (polymer and chemical grade)	Polypropylene (1)
Butadiene	Synthetic rubber, elastomers, resins
Aromatics:
Benzene	Cyclohexane and cyclohexanone (3)
Caprolactam (3)
Ammonium sulfate (3)
Ethylbenzene (used to make styrene monomer/polystyrene)
Cumene
Linear alkyle benzene
Para-xylene	Purified terephthalic acid and DMT
Ortho-xylene	Phthalic anhydride and plasticizers
Mixed xylenes	Paint
Toluene	Toluenediisocianate
________________________________________
(1)	Produced by our Polyolefins Unit and Ipiranga Petroquímica.
(2)	Produced by our Vinyls Unit.
(3)	Produced by our Business Development Unit.

     The following table sets forth a breakdown of the sales volume and net sales revenue of our Basic Petrochemicals Unit and Copesul (including our intra-company sales) by product line and by market for the periods indicated.

	Years Ended December 31,

	2007(1)				2006			2005

	Quantities			Quantities			Quantities
	Sold (2)	Net Sales Revenue		Sold (2)	Net Sales Revenue		Sold (2)	Net Sales Revenue

	(thousands	(millions of		(thousands	(millions of		(thousands	(millions of
	of tons)	reais)	(%)	of tons)	reais)	(%)	of tons)	reais)	(%)
Domestic net sales:
Ethylene	2,068.4	R$4,826.5	41.8%	1,108.5	R$2,530.6	42.2%	1,169.8	R$2,578.2	40.8%
Propylene	945.1	2,045.3	17.7	413.0	871.6	14.5	497.5	1,060.9	16.8
Benzene	341.3	723.0	6.3	203.0	398.0	6.6	199.9	439.8	7.0
Butadiene	195.6	449.3	3.9	140.9	341.9	5.7	150.2	331.3	5.2
Para-xylene	18.4	40.9	0.4	82.8	201.7	3.4	171.0	385.0	6.1
Ortho-xylene	65.8	142.8	1.2	61.7	136.0	2.3	41.3	87.0	1.4
Mixed xylenes	56.2	126.2	1.1	34.1	78.0	1.3	35.4	61.7	1.0
Toluene	63.0	122.2	1.1	34.8	62.5	1.0	29.5	48.0	0.7
Others	521.0	458.2	9.7	178.6	379.9	6.3	203.8	380.1	6.0

Total domestic net sales of basic petrochemicals	4,274.8	8,934.4	83.0	2,257.4	5,000.1	83.4	2,498.4	5,372.0	85.0
Total export net sales of basic petrochemicals	866.2	839.9	17.0	544.4	953.4	16.6	535.0	950.0	15.0

Total net sales of basic petrochemicals	5,141.0	10,774.3	100%	2,801.8	5,953.4	100%	3,033.4	6,322.0	100%

Condensate		788.7		—	—		—	—
Automotive gasoline and utilities (3)		1,173.8			930.2			904.7

Total Basic Petrochemicals Unit net sales revenue (4)		R$12,736.8			R$6,883.6			R$7,226.7

________________________________________
(1)	Includes Copesul as from April 1, 2007.
(2)	Includes the following intra-company sales:
• approximately 1,644,000 tons of ethylene in 2007, 800,600 tons in 2006 and 588,700 tons in 2005;
• approximately 567,800 tons of propylene in 2007, 86,500 tons in 2006 and 89,300 tons in 2005;
• approximately 18,400 tons of para-xylene in 2007, 42,300 tons in 2006 and 45,600 tons in 2005; and
• approximately 62,800 tons of benzene in 2007, 53,400 tons in 2006 and 60,800 tons in 2005.
(3)	Utilities include electric power, steam, treated water and compressed air.
(4)	Includes basic petrochemicals, fuels and utilities.

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

Utilities

     We produce electric power, steam, compressed air and clarified drinking and demineralized water, some of which are by-products of our production of basic petrochemicals. We use these utilities in our own production processes, including those of our Polyolefins Unit, Ipiranga Petroquímica and our Vinyls Unit, and sell these utilities to approximately 40 companies in the Northeastern Complex and eight companies in the Southern Complex. Our utilities facilities include units for thermoelectric power generation, water treatment and the production of steam and compressed air.

     We self-generate approximately 85% of the Northeastern Complex’s energy consumption requirements, and the remainder is furnished by Companhia Hidro Elétrica do São Francisco—CHESF, or CHESF, a Brazilian government-owned electric power generation company located in the State of Bahia, and by Companhia de Eletricidade do Estado da Bahia—COELBA.

     We self-generate approximately 35% of the Southern Complex’s energy consumption requirements, and the remainder is acquired primarily under auction contracts in the free market for energy (Mercado Livre de Energia) from several companies.

Production Facilities of Our Basic Petrochemicals Unit and Copesul

     We believe that the technological processes we use at our basic petrochemicals plants are among the most advanced in the world. We currently own and operate five major basic petrochemicals units (Olefins 1, Olefins 2, Aromatics 1, Aromatics 2 and Energy and Services) in the Northeastern Complex and four major basic petrochemicals units (two olefin units, one aromatics units and a utilities unit) located in the Southern Complex. We define the term “unit” to mean several plants that are linked together to produce olefins, aromatics or utilities. As a result, the production capacity of Aromatics units 1 and 2 is the sum of the production capacities of the various plants that form these units. At December 31, 2007, our basic petrochemicals plants had total annual production capacity of 2,480,000 tons of ethylene and 1,180,000 tons of propylene.

     The table below sets forth the name, primary products, annual production capacity at December 31, 2007 and annual production for the years presented for each of our principal Basic Petrochemicals units and plants.

		Annual	Production
		Production	For the Year Ended December 31,

Name	Primary Products	Capacity	2007	2006	2005

		(in tons, except automotive gasoline)

Olefins units 1 and 2	Ethylene	1,280,000	1,170,000	1,103,969	1,165,319
	Propylene	550,000	561,648	520,413	562,048
Plants of aromatics units 1 and 2:
Butadiene plants 1 and 2	Butadiene	175,000	145,616	154,227	162,586
MTBE plants 1 and 2	MTBE	140,000	114,979	118,691	129,345
Butene-1 plant	Butene-1	35,000	27,750	24,701	25,515
Isoprene plant	Isoprene	26,800	13,024	12,500	16,140
	Dicyclopentadiene	24,000	25,011	16,517	25,245
Sulfolane plants 1, 2 and 3	Coperaf – 1 (1)	120,000	49,933	86,773	86,066
BTX fractionation plants 1 and 2	Benzene	427,000	409,733	400,793	428,796
	Toluene (2)	42,000	47,954	44,778	38,505
C8+ fractionation plant	Mixed xylenes (2)	40,000	56,197	55,853	50,487
	Ortho-xylene	62,000	70,207	76,450	57,441
	Solvent C9 (1)	30,000	36,565	23,426	20,011
Parex plant	Para-xylene	203,000	141,664	128,672	158,461
Blending plant	Automotive gasoline (3)	600,000	322,266	374,504	457,334
	LPG	25,000	8,135	15,476	15,822
________________________________________

(1)	Solvents.
(2)	Actual production may exceed production capacity based on the quantity of toluene and mixed xylenes consumed in the production of para-xylene.
(3)	Automotive gasoline in cubic meters per year.

     The table below sets forth the name, primary products, annual production capacity at December 31, 2007 and annual production for 2007 for each of Copesul’s units and plants.

			Production
			For theYear
		Annual	Ended
		Production	December 31,
Name	Primary Products	Capacity	2007

		(in tons, except automotive
		gasoline)
Olefins units 1 and 2	Ethylene	1,200,000	1,196,063
	Propylene	630,000	621,584
	Propane	16,000	4,007
	Low Sulphur Fuel Oil	169,000	176,444
Aromatics unit:
Butadiene plant	Butadiene	105,000	103,917
MTBE plant	MTBE	132,000	75,010
	ETBE	155,000	47,358
Butene-1 plant	Butene-1	40,000	40,736
	Heavy C4	44,000	36,153
BTX fractionation plant	Benzene	275,000	311,148
	Toluene (1)	91,000	87,326
	Mixed xylenes (1)	77,000	49,484
	Aromatic C7C8	95,000	22,599
	Aromatic C9	12,000	5,031
	C6C8 Rafinate	87,000	9,553
PGH plant	Pyrolysis C9	76,000	14,834
Solvent plant	C6 Solvent	27,000	6,599
Blending plant	Automotive gasoline (2)	500,000	321,668
	LPG	45,000	2,704
________________________________________
(1)	Actual production may exceed production capacity of certain plants when excess capacity of other plants in the Aromatics units is utilized.
(2)	Automotive gasoline in cubic meters per year.

Raw Materials of Our Basic Petrochemicals Unit and Copesul

Naphtha

     Naphtha, a crude oil derivative, is the principal raw material that we use to produce our basic petrochemical products and represents the principal production and operating cost of our Basic Petrochemicals Unit and Copesul. The price of naphtha that we purchase varies primarily based on changes in the U.S. dollar-based international price of crude oil.

     All of our olefins plants are capable of using naphtha as a feedstock. Until the early 1980’s, gas oil represented approximately 60.0% of the feedstock used by first generation producers in Brazil and naphtha represented the remainder, but the increased use of diesel fuel by trucks and buses in Brazil in the 1980’s reduced the supply of gas oil available to petrochemical producers. Currently, we use naphtha as our primary feedstock, and in 2007, naphtha accounted for (1) 83.1% of the total cost of sales of our Basic Petrochemicals Unit, (2) 88.9% of the total cost of sales of Copesul, and (3) 76.3% of our direct and indirect consolidated cost of sales and services rendered.

     The following table shows the average Amsterdam-Rotterdam-Antwerp market price of naphtha for the periods indicated.

	Amsterdam-Rotterdam-Antwerp
	Market Price of Naphtha
	2008	2007	2006	2005

	(in U.S. dollars per ton)

Average(1)	US$841.26	US$675.48	US$564.74	US$476.04

Month ended:
January	827.65	509.23	561.81	394.86
February	832.95	550.85	529.67	416.23
March	863.19	603.95	528.65	477.43
April	902.68	655.37	588.84	471.62
May	989.05	685.22	601.91	421.26
June	1,092.85 (2)	663.05	613.14	439.32
July		683.82	644.24	468.43
August		645.09	620.04	528.00
September		692.60	524.71	572.77
October		745.87	509.91	545.43
November		828.41	514.96	478.82
December		834.14	545.11	498.35
________________________________________
(1)
The information in the “Average” row represents (i) during 2007, 2006 and 2005, the mean average of average monthly naphtha prices during the year, and (ii) during 2008, the mean average of average monthly naphtha prices from January through May.

(2)	Through June 27, 2008.

Source: Bloomberg L.P.

Our Basic Petrochemicals Unit is located:

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

     We use the Madre de Deus Port Terminal to unload naphtha imported by Petrobras or imported from La Société Nationale pour la Recherche, la Production, le Transport, la Transformation et la Commercialisation des Hydrocarbures—SONATRACH (the Algerian national petroleum company), or SONATRACH, or that is shipped from other Petrobras refineries located outside the State of Bahia. A pipeline owned and operated by Petrobras transports naphtha from the Madre de Deus Terminal to Refinaria Landulfo Alves where it interconnects with the refinery’s naphtha pipeline system. Refinaria Landulfo Alves’ naphtha pipeline system interconnects with the pipeline system of the port terminal of Aratú, through which naphtha is transported to our basic petrochemicals plants in the Northeastern Complex.

     At the port terminal of Aratú, we use (1) the Terminal Químico de Aratú (which is owned by Terminal Químico de Aratú S.A.—TEQUIMAR, a subsidiary of Ultrapar, a Brazilian LPG distribution company) to distribute our products in liquid form, (2) the Terminal de Gases (which we own) to distribute our products in gaseous form, and (3) the Raw Materials Terminal (which we own) to import naphtha and condensate.

     Copesul is located:

  24 kilometers from Refinaria Alberto Pasqualini (located in Canoas, Rio Grande do Sul), a refinery that is owned and operated by Petrobras; and

  122 kilometers from the Almirante Soares Dutra Terminal (located in Osório, Rio Grande do Sul), a port terminal owned and operated by Petrobras Transporte S.A.—Transpetro, or Transpetro, a subsidiary of Petrobras.

     Copesul uses the Almirante Soares Dutra Terminal to unload naphtha and petroleum condensate imported by Petrobras or imported from SONATRACH or and Repsol YPF Trading y Transporte S.A., or Ryttsa, or shipped from other Petrobras refineries located outside the State of Rio Grande do Sul. Copesul also uses the Almirante Soares Dutra Terminal to distribute products in liquid and gaseous form. A pipeline owned and operated by Transpetro transports naphtha from the Almirante Soares Dutra Terminal to Refinaria Alberto Pasqualini where it interconnects with the refinery’s naphtha pipeline system. Naphtha and petroleum condensate are transported to Copesul’s basic petrochemicals plants through Refinaria Alberto Pasqualini’s naphtha pipeline system.

Supply Contracts and Pricing of the Basic Petrochemicals Unit

     Our Basic Petrochemicals Unit purchased:

  from Petrobras: approximately 3,152,000 tons of naphtha in 2007, representing 73.4% of its naphtha requirements; approximately 3,123,000 tons of naphtha in 2006, representing 74.9% of its naphtha requirements; and approximately 3,084,000 tons of naphtha in 2005, representing 69.2% of its naphtha requirements; and

  from suppliers located primarily in North Africa: approximately 1,141,000 tons of naphtha in 2007, representing 26.6% of its naphtha requirements; approximately 1,045,000 tons of naphtha in 2006, representing 25.1% of its naphtha requirements; and approximately 1,372,500 tons of naphtha in 2005, representing 30.8% of its naphtha requirements.

     On June 22, 1978, we and Petrobras entered into a Naphtha and Gas Oil Purchase and Sale Contract (which was amended in February 1993, February 2003 and May 2005). This contract has a term of 10 years, expiring in June 2008, and is automatically renewable for further 10-year periods, unless either party notifies the other party in writing at least one year prior to the expiration of the contract that it does not intend to renew the contract. In December 2007, Petrobras notified us that it did not intend to renew this contract under its existing terms. We are negotiating a new contract with Petrobras with different terms and expect to continue to receive naphtha from Petrobras and to conclude these negotiations prior to the expiration of the existing contract.

     Under the current terms of this contract:

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

     SONATRACH is our most important supplier of imported naphtha. We and SONATRACH entered into a Contract for the Sale and Purchase of Naphtha, which became effective on January 1, 2002. This contract had a one-year term and is renewable based on the mutual agreement of the parties for further one-year periods. We have renewed this contract four times and this contract is under negotiation for 2008. Under this contract:

  SONATRACH has agreed to sell and deliver naphtha to us exclusively for our use as a raw material; and

  we agreed to purchase, and SONATRACH agreed to sell, a minimum annual volume of naphtha up to a maximum annual volume.

     If our contract with SONATRACH is not renewed or is otherwise terminated, we believe that we could purchase sufficient quantities of naphtha from other suppliers, including Petrobras, to meet the supply needs of our Basic Petrochemicals Unit.

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

Supply Contracts and Pricing of Copesul

     Copesul purchased:

  from Petrobras: approximately 1,861,000 tons of naphtha in 2007, representing 47.6% of its naphtha requirements;

  from suppliers located primarily in North Africa: approximately 1,048,000 tons of naphtha in 2007, representing 27.8% of its naphtha requirements; and

  from suppliers located in Argentina: approximately 960,000 tons of naphtha in 2007, representing 24.6% of its naphtha requirements.

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

     Petrobras has provided Copesul with a R$350.0 million credit line to purchase naphtha and gas oil that it produces.

     On March 30, 2005, Copesul and SONATRACH entered into a Condensate Purchase and Sale Contract, which was amended in January 2006, January 2007 and January 2008. This contract, as amended, has a one-year term, expiring in January 2009. The parties meet and negotiate the conditions of renewal of this contract every year. Under this contract:

  SONATRACH has agreed to sell and deliver petroleum condensate to Copesul exclusively for Copesul’s use as a raw material;

  Copesul provides SONATRACH with a firm commitment order for petroleum each month at a market price that is agreed to each month; and

  Copesul agreed to purchase, and SONATRACH agreed to sell, approximately 1,000,000 tons of petroleum condensate annually.

     If Copesul’s contract with SONATRACH is not renewed or is otherwise terminated, we believe that we could purchase sufficient quantities of naphtha from other suppliers, including Petrobras, to meet Copesul’s supply needs.

     On May 1, 2002, Copesul and Ryttsa entered into a Naphtha Purchase and Sale Contract, which was amended in September 2004, April 2005, April 2006 and April 2007. This contract expired in April 2008 and was extended for 30 days. Copesul is currently negotiating an extension of this contract through April 2009. Under this contract:

  Ryttsa has agreed to sell and deliver naphtha to Copesul exclusively for Copesul’s use as a raw material; and

  Copesul agreed to purchase, and Ryttsa agreed to sell, an annual minimum of 630,000 tons of naphtha and an annual maximum of 870,000 tons.

     If Copesul’s contract with Ryttsa is not renewed or is otherwise terminated, we believe that we could purchase sufficient quantities of naphtha from other suppliers, including Petrobras, to meet Copesul’s supply needs.

     In addition, Copesul purchases naphtha on the spot market from foreign suppliers located in North Africa and South America.

Technology of Our Basic Petrochemicals Unit and Copesul

     We use engineering process technology under non-exclusive arrangements from a variety of sources for specific production processes. We do not pay any continuing royalties under any of these arrangements. Our Basic Petrochemicals Unit and Copesul also use technology developed by our company. If any of these arrangements were terminated or no longer available to us, we believe that we would be able to replace this technology with comparable or better technology from other sources.

Sales and Marketing of Our Basic Petrochemicals Unit and Copesul

     We sell our basic petrochemical products principally in Brazil, mainly to second generation petrochemical producers located in the Northeastern Complex and the Southern Complex, including our other business units, as well as to customers in the United States, Europe, South America and Asia. Our Basic Petrochemicals Unit and Copesul also produce utilities for their own use and for sale to 48 companies, including companies located outside of the Northeastern Complex and the Southern Complex.

     As is common with other first generation petrochemical producers, our Basic Petrochemicals Unit and Copesul have a high concentration of sales to a limited number of customers. Net sales to our Basic Petrochemicals Unit’s 10 largest customers (excluding intra-company sales) accounted for approximately 62.1% of our Basic Petrochemicals Unit’s total net sales revenue (excluding intra-company sales) during the year ended December 31, 2007. Net sales to Copesul’s 10 largest customers (excluding intra-company sales) accounted for approximately 63.3% of Copesul’s total net sales revenue (excluding intra-company sales) during the year ended December 31, 2007.

     As part of our commercial strategy, our Basic Petrochemicals Unit and Copesul focus on developing longer-term relationships with our customers. We have entered into long-term supply contracts with several second generation producers located in the Northeastern Complex and the Southern Complex, including Oxiteno do Nordeste S.A. and Polibrasil Resinas S.A. These supply contracts generally have an initial 10-year term and are automatically renewable for five-year periods unless one party notifies the other of its intention not to renew. These contracts also provide for minimum and maximum quantities to be purchased and monthly deliveries. We also sell automotive gasoline and LPG to Petrobras and fuel distribution companies.

     We determine the prices for our olefins and aromatics products with reference to several market indicators. We determine the prices that we charge for ethylene by reference to international market prices. We calculate the monthly price of propylene by multiplying our monthly ethylene price by the ratio of the European contract price for propylene to the European contract price for ethylene. We determine the price of butadiene and para-xylene by reference to the U.S. contract price for these products, and our prices for butadiene and para-xylene, unlike our prices for our other basic petrochemical products, include freight costs. We set the prices of benzene and ortho-xylene monthly by determining the mean average of European contract prices and U.S. contract prices for those products as set forth in specialized trade publications. We set the prices of solvents by reference to international market prices and the prices for fuels by reference to Brazilian market prices. We set the prices of utilities based on our production costs.

     We are focused on maintaining our leading position in the Brazilian market, while continuing to use our exports to hedge our operations and adjust the imbalances between demand and production. In 2007, export net sales of basic petrochemicals (which exclude utilities and automotive gasoline) represented 16.0% of our Basic Petrochemicals Unit’s net sales revenue and 14.6% of Copesul’s net sales revenue. We exported basic petrochemicals mainly to customers in the United States and in Europe.

     The following table sets forth our export sales and export volumes of basic petrochemicals for the years indicated:

	For the Year Ended December 31,

	2007	2006	2005

Basic Petrochemicals Unit:
Export sales (in millions of reais)	R$1,157.4	R$995.0	R$950.0
As % of total net sales revenue of Basic Petrochemicals Unit	16.0%	14.5%	15.0%
Export volumes (thousands of tons)	591.9	575.1	535.2
As % of total sales volume of Basic Petrochemicals Unit (excluding automotive gasoline)	18.4%	20.3%	17.6%
Copesul (1):
Export sales (in millions of reais)	R$804.2	R$—	R$—
As % of total net sales revenue of Copesul	14.6%	—%	—%
Export volumes (thousands of tons)	274.3	—	—
As % of total sales volume of Copesul (excluding automotive gasoline)	14.2%	—%	—%
________________________________________

(1) Includes Copesul as from April 1, 2007.

     Our Basic Petrochemicals Unit has been authorized by the National Petroleum Agency to produce and sell automotive gasoline since August 15, 2000, and Copesul has been so authorized since October 11, 2000. We sold approximately 567,800 cubic meters of type “A” automotive gasoline in 2007. Net domestic sales revenue of our Basic Petrochemicals Unit from automotive gasoline was R$269.1 million in 2007, and net export sales revenue of our Basic Petrochemicals Unit from automotive gasoline was R$32.3 million in 2007. Net domestic sales revenue of Copesul from automotive gasoline was R$189.8 million in 2007, and net export sales revenue of Copesul from automotive gasoline was R$61.2 million in 2007.

     We set export prices for:

  benzene, toluene, para-xylene, dicyclopentadiene and automotive gasoline with reference to market prices prevailing in the U.S. Gulf market; and

  propylene, MTBE, ethyl tertiary butyl ether, or ETBE, ortho-xylene, butene-l and isoprene with reference to market prices prevailing in the European market.

     In addition to basic petrochemicals and fuels, we produce electric power, steam, treated water and compressed air for our own use and for sale to other second generation producers in the Northeastern Complex and the Southern Complex. In 2007, our net sales revenue from sales of utilities (including sales to our other business units) was R$621.3 million.

Competition

     Although there are currently four major petrochemical complexes in Brazil, our basic petrochemical customers, which are mostly second generation petrochemical producers with plants located in the Northeastern Complex and the Southern Complex, would have difficulty obtaining their feedstocks from other sources at lower prices due to the high cost of transportation of these products, as well as other logistical difficulties. In addition, because Brazil produces sufficient quantities of olefins to meet domestic demand, imports of these products are generally sporadic and usually related to scheduled plant maintenance shutdowns or to meet unsatisfied domestic demand.

Polyolefins Unit and Ipiranga Petroquímica

     At December 31, 2007, our polyolefins production facilities had the largest average annual production capacity of all second generation producers of polyolefins products in Brazil and elsewhere in Latin America. Our Polyolefins Unit accounted for R$5,669.1 million, or 25.1%, of the net sales revenue of all segments in 2007 and Ipiranga Petroquímica accounted for R$1,551.4 million, or 6.9%, of the net sales revenue of all segments in 2007.

     Our Polyolefins Unit has historically been comprised of the operations conducted by our company and Polialden. On May 31, 2006, Polialden merged with and into our company. Prior to the Politeno Acquisition on April 6, 2006, we owned 35.0% of Politeno’s voting share capital and 34.0% of its total share capital. As a result, at dates and for periods prior to March 31, 2006, we proportionally consolidated Politeno’s results in our consolidated financial statements and did not include Politeno’s results in our Polyolefins segment. Following the Politeno Acquisition on April 6, 2006, we owned 100% of the voting share capital and 96.2% of the total share capital of Politeno, and have fully consolidated Politeno’s results in our consolidated financial statements and included Politeno’s results in our Polyolefins segment as from April 1, 2006. On April 2, 2007, Politeno merged with and into our company.

     On April 18, 2007, the first phase of the Ipiranga Transaction was completed. As a result of our obtaining effective management control over Ipiranga Petroquímica, we have fully consolidated the assets, liabilities and results of operations of Ipiranga Química as from April 1, 2007. We account for Ipiranga Petroquímica as a segment separate from our Polyolefins segment.

     Our Polyolefins Unit and Ipiranga Petroquímica produce:

  polyethylene, including LDPE, LLDPE, HDPE, UHMWP and EVA; and

  polypropylene.

In addition, Ipiranga Petroquímica produces medium density polyethylene, or MDPE.

     Approximately two-thirds of the sales volume of our Polyolefins Unit and three-quarters of the sales volume of Ipiranga Petroquímica in 2007 was derived from the sale of polyethylene products, and most of the remainder was derived from the sale of polypropylene products.

     We manufacture a broad range of polyolefins products for use in consumer and industrial applications, including:

  plastic films for food and industrial packaging;

  bottles, shopping bags and other consumer goods containers;

  automotive parts; and

  household appliances.

     In 2007, we had an approximate 52.0% share of the Brazilian polyethylene market and an approximate 49.1% share of the Brazilian polypropylene market, based on sales volumes of our Polyolefins Unit and Ipiranga Petroquímica. We anticipate that domestic growth in demand for these products will continue to increase due to:

  greater consumption of plastic-based consumer products, as Brazil’s consumption of plastic based products on a per-capita basis is low when compared to the United States and many European countries; and

  the trend towards substitution of plastics for more traditional packaging materials, such as glass and paper.

Products of Our Polyolefins Unit and Ipiranga Petroquímica

     The following table sets forth a breakdown of the sales volume and net sales revenue of our Polyolefins Unit and Ipiranga Petroquímica by product line and by market for the years indicated.

	For the Year Ended December 31,

	2007(1)			2006			2005

	Quantities			Quantities			Quantities
	sold	Net Sales Revenue		sold	Net Sales Revenue		sold	Net Sales Revenue

	(thousands	(millions of		(thousands	(millions of		(thousands	(millions of
	of tons)	reais)	(%)	of tons)	reais)	(%)	of tons)	reais)	(%)

Domestic net sales:
Polypropylene	573.3	R$1,982.5	27.5%	453.2	R$1,515.5	31.7%	419.9	R$1,404.2	35.8%
LDPE	249.3	863.1	12.0	196.9	635.8	13.3	143.1	443.7	11.3
LLDPE	272.3	976.5	13.5	211.0	703.2	14.7	156.2	476.4	12.2
HDPE	413.7	1,475.2	20.4	186.6	603.2	12.6	201.9	618.1	15.8
Other	17.2	121.1	1.6	10.3	45.4	0.9	1.0	5.1	0.1

Total domestic net sales	1,525.8	5,418.4	75.0	1,057.9	3,503.0	73.3	922.1	2,947.5	75.2
Total export net sales	660.6	1,802.1	25.0	467.2	1,272.8	26.7	363.6	971.5	24.8

Total polyolefins net sales	2,186.4	R$7,220.5	100%	1,525.1	R$4,775.8	100%	1,285.7	R$3,919.0	100%

________________________________________

(1) Includes Ipiranga Petroquímica as from April 1, 2007.

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

     Our customers purchase different polyethylene resins depending on the manufacturing process that they employ and the desired physical characteristics of the end products that they manufacture. LDPE is the most flexible of polyethylene products and is used in a variety of plastic or film applications and in food packaging and extrusion coating. LLDPE is used in applications that require greater sealing capacity and better mechanical resistance, including plastic films and flexible food packaging. MDPE is used in applications that require impact resistance and stiffness, such as diapers and hygienic articles, water storage tanks, technical parts and industrial containers. HDPE is used for applications that require higher mechanical resistance, such as high strength films, food packaging, merchandise bags, telecommunications and sewage pipes, pails, lids, trash containers, bottles, flasks, safety helmets, sporting goods, pallets and toys.

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

Production Facilities of Our Polyolefins Unit and Ipiranga Petroquímica

     At December 31, 2007, our Polyolefins Unit and Ipiranga Petroquímica owned 14 polyolefins production facilities. Our Polyolefins Unit operates five plants located in the Southern Complex and four plants located in the Northeastern Complex. Ipiranga Petroquímica operates five plants in the Southern Complex. During 2005, we expanded the annual production capacity of one of our polyethylene plants in the Northeastern Complex by 30,000 tons. During 2006, we expanded the annual production capacity of our other polyethylene plants in the Northeastern Complex by 30,000 tons.

     The table below sets forth the location, the primary products, annual production capacity at December 31, 2007, and annual production for the years presented of each of our polyolefins plants.

			Production
		Annual	For the Year Ended
		Production	December 31,

Location (Complex)	Primary Products	Capacity	2007	2006	2005

		(in tons)		(in tons)
Polyolefins Unit:
Triunfo (Southern)	LDPE	215,000	207,286	209,209	207,174
	Polypropylene(1)	560,000	562,399	542,781	528,980
	HDPE/LLDPE(2)	300,000	274,221	268,762	237,262
Camaçari (Northeastern)	HDPE/LLDPE(2)	230,000	218,671	216,822	211,625
	HDPE/LLDPE(2)(3)	210,000	218,622	133,088	—
	LDPE(4)	150,000	140,971	102,684	—
	HDPE/UHMWP(2)	160,000	106,741	103,034	124,382
Ipiranga Petroquímica:
Triunfo (Southern)	HDPE/LLDPE(2)	150,000	108,419	—	—
	HDPE(4)	400,000	374,616	—	—

	Polypropylene	180,000	146,288	—	—
________________________________________
(1)	Reflects the combined production capacity and annual production of two polypropylene plants.
(2)	Plant with swing line capable of producing three types of resins. Capacity varies depending on actual production.
(3)	Reflects the production of Politeno since April 6, 2006, the date of the Politeno Acquisition.
(4)	Reflects the combined production capacity and annual production of three polyethylene plants.

Raw Materials of Our Polyolefins Unit and Ipiranga Petroquímica

Ethylene and Propylene

     The most significant direct costs associated with our production of polyethylene and polypropylene are the costs of purchasing ethylene and propylene, which together accounted for approximately 91.7% of our Polyolefins Unit’s total variable cost of production in 2007 and approximately 91.6% of Ipiranga Petroquímica’s total variable cost of production in 2007. In 2007, approximately 41.9% of these raw materials were supplied by our Basic Petrochemicals Unit and approximately 58.1% were supplied by Copesul. Our Polyolefins Unit purchases ethylene from our Basic Petrochemicals Unit and ethylene and propylene from Copesul at prices determined by reference to international market prices for ethylene. Ipiranga Petroquímica purchases ethylene and propylene from Copesul at prices determined by reference to international market prices for ethylene. Our Polyolefins Unit and Ipiranga Petroquímica are highly dependent on ethylene and propylene supplied by our Basic Petrochemicals Unit and by Copesul because the costs of storing and transporting ethylene and propylene are substantial and there is inadequate infrastructure in Brazil to import large quantities of ethylene and propylene.

     The following table sets forth the average prices per ton in reais paid by our Polyolefins Unit and Ipiranga Petroquímica to our Basic Petrochemicals Unit and Copesul for ethylene and propylene for the years indicated:

	For the Year Ended December 31,

	2007(1)	2006	2005

	(R$ per ton)

Ethylene supplied by our Basic Petrochemicals Unit	R$2,425	R$2,323	R$2,206
Ethylene supplied by Copesul	2,508	2,677	2,527
Propylene supplied by Copesul	2,480	2,570	2,405
________________________________________

(1) Includes Ipiranga Petroquímica as from April 1, 2007.

     In March 2007, we entered into a five-year propylene supply contract with Refinaria Alberto Pasqualini—Refap S. A., or Refap, a subsidiary of Petrobras, located in Canoas, Rio Grande do Sul. Under this contract, we will purchase an initial annual supply of 70,000 tons of propylene, representing 70% of Refap’s current annual propylene production capacity of 100,000 tons. As Refap expands its propylene production capacity, we will be obligated to purchase 70% of Refap’s propylene production until Refap’s annual production capacity reaches 162,000 tons. We will have the right to purchase 100% of Refap’s production in excess of 162,000 tons. If we exercise this right, our minimum purchase obligation under this contract will be increased correspondingly. Under this contract:

  Refap has agreed to sell and deliver propylene to us exclusively for our use as a raw material; and

  we agreed to purchase, and Refap agreed to sell, at prices determined by reference to U.S. Gulf Coast prices for propylene.

     This volume will be used to supply the existing plants of our Polyolefins Unit in the Southern Complex and will be available to meet additional demand that arises through expansion of these plants and acquisition of additional plants. Propylene will be delivered to our plants through a pipeline.

     In March 2007, Ipiranga Petroquímica entered into a five-year propylene supply contract with Refap. Under this contract, Ipiranga Petroquímica has agreed to purchase, and Refap has agreed to sell, a minimum of 22,500 and a maximum of 30,000 tons of propylene annually. Under this contract:

  Refap has agreed to sell and deliver propylene to Ipiranga Petroquímica exclusively for its use as a raw material; and

  Ipiranga Petroquímica agreed to purchase, and Refap has agreed to sell, at prices determined by reference to U.S. Gulf Coast prices for propylene.

     Under this contract, Ipiranga Petroquímica is obligated to purchase a minimum of 1,875 and a maximum of 2,500 tons of propylene per month.

     Our Polyolefins Unit and Ipiranga Petroquímica also use butene and hexene as raw materials in the production of HDPE and LLDPE. Butene is supplied by Copesul and by our Basic Petrochemicals Unit, and we import hexene from suppliers located in South Africa.

Other Materials

     In addition to overhead costs such as labor and maintenance, our other costs associated with the production of polyethylene and polypropylene include our purchase of chemical catalysts, solvents and utilities, such as electric power, water, steam and nitrogen.

     Our Unipol® plant in the Northeastern Complex uses catalysts supplied to us by Univation Technologies. Our HDPE slurry plant in the Northeastern Complex produces its own catalysts, and we purchase the inputs that we need to produce our own catalysts from various suppliers at market prices. We purchase most of the catalysts that we use in our Polyolefins Unit’s polypropylene plants from Basell Polyolefins Company N.V, or Basell, and we also import some catalysts from suppliers in the United States and Europe.

     We purchase the catalysts that Ipiranga Petroquímica uses in its swing line LLDPE/HDPE plant and its polypropylene plant from Basell. Ipiranga Petroquímica produces its own catalysts for its HDPE plants using Hoechst technology, and we purchase the inputs that we need to produce these catalysts from various suppliers at market prices.

     Our Basic Petrochemicals Unit supplies our Polyolefins Unit’s facilities in the Northeastern Complex with steam and water, and Copesul supplies these utilities to the facilities of our Polyolefins Unit and Ipiranga Petroquímica in the Southern Complex. In addition, we purchase electric power at both complexes from third parties pursuant to long-term power purchase agreements and, in the Northeastern Complex, from our Basic Petrochemicals Unit. Our polyolefins plants in the Northeastern Complex are able to purchase electric power from alternative sources if our Basic Petrochemicals Unit is unable to meet our total demand for electric power. In general, we believe that there are sufficient alternative sources available at reasonable prices for each of these other inputs used in our polyolefins production process such that the loss of any single supplier would not have a material adverse effect on our operations.

Technology of Our Polyolefins Unit and Ipiranga Petroquímica

Rights to Use Technology

     We have entered into several non-exclusive agreements with a number of leading petrochemical companies to use certain technology and catalysts for our Polyolefins Unit and Ipiranga Petroquímica. We have fully paid all royalties due under the terms of most of these license agreements. Under some of our license agreements, we pay royalties on a quarterly basis based on the volume of the products produced using the licensed technology. Some of our license agreements allow us to use the licensed technology in existing and future plants. If any of these licenses were terminated, we believe that we would be able to replace the relevant technology with comparable technology from other sources.

Research and Development

     Our Polyolefins Unit coordinates and maintains a research and development program, which includes (1) the Braskem Center for Technology and Innovation, (2) pilot plants, (3) catalysis, polymerization and polymer sciences laboratories, and (4) process engineering and automation centers.

     The Braskem Center for Technology and Innovation includes a staff of approximately 150 employees, which seek to:

  develop new products and applications in response to our customers’ requirements;

  upgrade or improve the properties and processability of our products;

  identify new product market opportunities;

  implement improvements in our production processes and reduce our operating costs; and

  expand and optimize the capacity and the flexibility of production at our plants.

     In 2006, we opened a new development center dedicated to UHMWP, a high value-added resin of which we are one of the largest world producers. This center works in coordination with the Braskem Center for Technology and Innovation.

     Our Polyolefins Unit maintains seven pilot plants located in the Southern Complex and the Northeastern Complex that use Spheripol®, Spherilene®, Unipol® and Mitsubishi slurry technology. Two of our Polyolefins Unit pilot plants operate at approximately 1/150 of the scale of our full-scale plants, and our other pilot plants operate at approximately 1/400 of the scale of our full-scale plants. Our Polyolefins Unit uses these pilot plants to (1) produce small quantities of new products to test them in our laboratories and with our customers, (2) develop new conditions and formulations for the creation of new products, and (3) increase the efficiency of our production processes. We believe that these pilot plants give us a competitive advantage over our competitors in Latin America, which do not have similar resources.

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

     Ipiranga Petroquímica operates a Technology and Innovation Center located in the Southern Complex which is similar to the Braskem Center for Technology and Innovation. Ipiranga Petroquímica’s center includes laboratories and a slurry Hostalen® pilot plant used to develop new high density polyethylene grades, as well as to evaluate and develop catalysts and to test new raw materials. This pilot plant operates at approximately 1/200 of the scale of the industrial plants and complements the pilot plants of our Polyolefins Unit. Ipiranga Petroquímica also operates a process development department and a product development department with a combined staff of approximately 35 employees to coordinate its research and development activities.

Sales and Marketing of Our Polyolefins Unit and Ipiranga Petroquímica

     Our Polyolefins Unit sells polyethylene and polypropylene products to approximately 1,450 customers and Ipiranga Petroquímica sells its polyethylene and polypropylene products to approximately 300 customers. We have a diversified product mix that allows us to serve a broad range of end users in several industries. The customers of our Polyolefins Unit and Ipiranga Petroquímica generally are third generation petrochemical producers that manufacture a wide variety of plastic-based consumer and industrial goods.

     Net sales revenue to the 10 largest customers of our Polyolefins Unit accounted for 20.4% of our Polyolefins Unit’s total net sales revenue during the year ended December 31, 2007. Net sales revenue to the 10 largest customers of Ipiranga Petroquímica accounted for 14.0% of Ipiranga Petroquímica total net sales revenue during the year ended December 31, 2007. No customer of our Polyolefins Unit or Ipiranga Petroquímica accounted for more than 4.0% of our total net sales revenue in 2007, 2006 or 2005.

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

     In addition to direct sales to our customers, our Polyolefins Unit and Ipiranga Petroquímica sell products in Brazil through exclusive independent distributors. Our Polyolefins Unit has five distributors (three of which belong to a group of related companies) and have entered into agreements with terms expiring in 2010 with three of these distributors. Ipiranga Petroquímica has two distributors. Ipiranga Petroquímica has entered into an agreement with one of these distributors with a term that expires in 2009 and which is automatically renewable for 18-month periods. Ipiranga Petroquímica’s agreement with the other distributor has an indefinite terms, subject to termination on one year’s notice by either party.

     We have selected our distributors based on their ability to provide full service to their customers, including the ability to prepare our products on a customized basis. These distributors sell our polyethylene and polypropylene products to manufacturers with lower production requirements and are able to aggregate multiple orders for production and delivery to customers that would otherwise be uneconomical for us to serve. Furthermore, by serving smaller customers through a network of distributors, our account managers focus their efforts on delivering high quality service to a smaller number of large, direct customers.

Export Sales

     Our volume of export sales has generally varied based upon the level of domestic demand for our products. Export sales represented 24.5% of our Polyolefins Unit’s net sales revenue in 2007. In 2006, our Polyolefins Unit opened sales offices in Argentina and The Netherlands. We are using our Argentine office to consolidate our marketing efforts in Argentina. We are using our office in The Netherlands to support our European customers, improve our knowledge of the European market, optimize our logistics process in this market and develop regional partners. In addition to our offices in Argentina and The Netherlands, our Polyolefins Unit maintains an office in the United States that is focused on further developing the market for engineering plastics under the UTEC™ brand. Ipiranga Petroquímica maintains sales offices in Chile and Argentina.

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

     The following table sets forth export sales and export volumes of our Polyolefins Unit and Ipiranga Petroquímica for the periods indicated.

	For the Year Ended December 31,

	2007	2006	2005

Polyolefins Unit:
Net export sales revenue (in millions of reais)	R$1,391.3	R$1,272.8	R$971.5
As % of total net sales revenue of Polyolefins Unit	24.5%	26.7%	24.8%
Export volumes (thousands of tons)	R$503.9	R$467.2	R$363.6
As % of total production of Polyolefins Unit	29.2%	30.6%	28.3%
Ipiranga Petroquímica (1):
Net export sales revenue (in millions of reais)	R$410.8	R$—	R$—
As % of total net sales revenue of Ipiranga Petroquímica	26.5%	—%	—%
Export volumes (thousands of tons)	R$156.7	R$—	R$—
As % of total production of Ipiranga Petroquímica	33.9%	—%	—%
________________________________________

(1) Includes Ipiranga Petroquímica as from April 1, 2007.

     The main focus of our Polyolefins Unit and Ipiranga Petroquímica is to maintain our leading position in the Brazilian market while continuing to export in order to manage the relationship between our production capacity and domestic demand for our products. Currently, we target an annual average production that is approximately 20% in excess of anticipated Brazilian market demand in order to meet variations in local demand and to respond to production fluctuations, seasonality and export product sales. As a result, we believe that our continued presence in export markets is essential to help manage any overcapacity in the Brazilian market and to maintain our position as leader in the supply of polyolefins in South America.

Prices and Sales Terms

     We determine the domestic prices for the polyethylene and polypropylene products of our Polyolefins Unit and Ipiranga Petroquímica with reference to international market prices and the prevailing balance of supply and demand for these products in Brazil. Our customers in Brazil may pay in full on delivery or elect credit terms that require payment in full within seven to 56 days following delivery. We charge interest based on prevailing market rates to our Brazilian customers that elect to pay on credit.

     Our Polyolefins Unit and Ipiranga Petroquímica generally conduct export sales to buyers in countries outside the Southern Cone through the international spot market. Our customer base in these markets consists primarily of trading houses and distributors, most of which have operations in Europe, the United States or in Asia, principally Hong Kong. Pricing is based on international spot market prices. We make all sales in these markets with letters of credit. Export prices for polyolefins sales in the Southern Cone countries by our Polyolefins Unit are based on regional prices and sales are generally made either with letters of credit or through direct bank collections. Export prices for polyolefins sales in the Southern Cone countries by Ipiranga Petroquímica are made through the international spot market, and pricing is based on international spot market prices. Ipiranga Petroquímica makes export sales in Latin America on the same payment terms as sales made in Brazil.

Competition

     We compete with regional polyolefins producers located in Brazil and Argentina and, to a lesser extent, with other importers of these products. In the Brazilian polyethylene market, we compete with a number of companies that produce one or two of the products in our production line. LDPE is produced in Brazil by Polietilenos União S.A. with an annual production capacity of 270,000 tons and Triunfo with 160,000 tons, compared to our annual production capacity of 365,000 tons.

     In the HDPE and LLDPE markets, we compete with the following producers in Brazil:

  Rio Polímeros, with a maximum annual production capacity of 540,000 tons of LLDPE and HDPE at a swing-line plant capable of producing LLDPE and HDPE; and

  Solvay, with an annual capacity of 82,000 tons of HDPE.

     We have (1) a combined annual production capacity of 890,000 tons at four swing-line plants capable of producing LLDPE and HDPE, two of which are located in the Southern Complex and two of which are located in the Northeastern Complex, and (2) combined annual HDPE and UHMWP production capacity of 560,000 tons at one plant in the Northeastern Complex and three plants in the Southern Complex.

     In the Brazilian polypropylene market, we compete with Suzano. Suzano has annual production capacity of 685,000 tons, compared to our annual production capacity of 840,000 tons at three plants in the Southern Complex.

     We do not have any domestic competitors in the Brazilian UHMWP market. Internationally, our primary competitor in this market is Ticona, which is a member of the Celanese Group, a German chemical company that has approximately 52% of the worldwide production capacity of UHMWP.

     In 2007, imports of polyethylene into Brazil represented 16.3% of Brazil’s total consumption of polyethylene, and imports of polypropylene into Brazil represented 13.5% of Brazil’s total consumption of polypropylene.

Vinyls Unit

     We are the leading producer of PVC in Brazil, based on sales volumes in 2007. At December 31, 2007, our PVC production facilities had the largest average annual production capacity in Latin America. Our Vinyls Unit accounted for R$1,789.4 million, or 7.9%, of our net sales revenue of all segments in 2007.

     Our Vinyls Unit is the only vertically integrated producer of PVC in Brazil. Our PVC production is integrated through our production of chlorine and other raw materials. Our Vinyls Unit also manufactures caustic soda, which is used by producers of aluminum and paper; ethylene dichloride, or EDC; and chlorine, which we use to manufacture EDC. In 2007, 72.3% of our Vinyls Unit’s net sales revenue was derived from the sale of PVC products, 21.1% was derived from the sale of caustic soda and 3.9% from the sale of EDC and the remainder from the sale of other products.

     In 2007, we had an approximate 54.3% share of the Brazilian PVC market, based on sales volumes.

Products of Our Vinyls Unit

     The following table sets forth a breakdown of the sales volume and net sales revenue of our Vinyls Unit by product line and by market for the years indicated.

	For the Year Ended December 31,

	2007			2006			2005

	Quantities			Quantities	Net Sales		Quantities
	Sold	Net Sales Revenue		Sold	Revenue		Sold	Net Sales Revenue

	(thousands	(millions		(thousands	(millions		(thousands	(millions
	of tons)	of reais)	(%)	of tons)	of reais)	(%)	of tons)	of reais)	(%)
Domestic sales:
PVC suspension	445.5	R$1,139.0	63.7%	380.6	R$926.9	60.1%	360.4	R$959.9	53.5%
PVC emulsion	19.4	77.4	4.3	19.7	81.1	5.3	18.5	81.0	4.5
Caustic soda	450.5	373.8	20.9	423.9	357.8	23.2	455.6	449.4	25.1
Others (1)	129.6	47.9	2.7	121.0	55.8	3.6	125.3	82.9	4.6

Total domestic sales	1,045.0	1,638.1	91.5	945.2	1,421.5	92.2	959.8	1,573.2	87.7
Total exports	148.0	151.3	8.5	142.7	120.2	7.8	194.3	220.9	12.3

Total vinyl net sales	1,193.1	R$1,789.4	100%	1,087.9	R$1,541.7	100%	1,154.1	R$1,794.1	100%

________________________________________

(1) Includes chlorine, hydrogen, caustic soda flake and sodium hypochlorite.

PVC and EDC

     PVC is a versatile polymer, and global production volume of PVC is the second highest among all commercial plastics. We produce suspension and paste PVC in various grades, which are sold in various sized bags or in bulk to third generation producers and transported by truck, rail or, in some cases, ship.

     Approximately 95.5% of our PVC production is in the form of suspension PVC. The grades of PVC produced by the suspension production process are the most widely used, including for use in the manufacture of pipes and fittings, laminated products, shoes, sheeting, flooring, cable insulation, electrical conduit, packaging and medical applications. The grades of paste PVC are more specialized products and are used in the manufacture of toys, synthetic leather, flooring materials, bottle caps and seals, automobile corrosion prevention treatments and wallpaper coatings.

     Our Vinyls Unit also produces EDC, the principal feedstock used in the production of PVC. We used approximately 74.6% of our EDC production in 2007 for further processing into PVC and exported the remainder to Asia.

Caustic Soda

     Our Vinyls Unit also produces caustic soda. Caustic soda is a basic commodity chemical that is sold to producers of aluminum, pulp and paper, petrochemicals and other chemicals, soaps and detergents and to waste treatment plants. Caustic soda is also used in the textile industry to make fabrics more absorbent and to improve the strength of dyes, as well as in food processing and electroplating. We sell to third parties almost all of the caustic soda that our Vinyls Unit produces and consume only approximately 2.1% of our caustic soda production.

Production Facilities of Our Vinyls Unit

     We own five vinyls production facilities. Two of our facilities are located in the Northeastern Complex, and two others are located in the State of Alagoas. Our fifth facility is located in the City of São Paulo.

     The following table sets forth the name and location, primary products, annual production capacity at December 31, 2007, and annual production for the years presented for each of our vinyls plants.

			Production
		Annual	For the Year Ended
	Primary	Production	December 31,

Location (Complex)	Products	Capacity	2007	2006	2005

		(in tons)		(in tons)

Camaçari (Northeastern)	PVC	250,000	209,312	193,089	225,563
Camaçari (Northeastern)	Caustic Soda	79,000	67,393	73,316	76,219
	Chlorine	64,000	65,505	59,820	66,587
Maceió (Alagoas)	Caustic Soda	460,000	391,164	395,572	419,673
	Chlorine	400,000	381,133	370,588	387,510
	EDC	520,000	478,941	477,472	499,256
Marechal Deodoro (Alagoas)	PVC	240,000	235,154	229,079	198,125
Vila Prudente (São Paulo)	PVC	26,000	20,955	21,888	23,689

Raw Materials of Our Vinyls Unit

Ethylene

     The most significant direct cost associated with the production of PVC and EDC is the cost of ethylene, which accounted for 51.6% of our variable cost of PVC sales in 2007 and 91.4% of our EDC sales in 2007. Our Basic Petrochemical Unit supplies all of the ethylene required by our Vinyls Unit. Ethylene is delivered to our Alagoas plant via a 477-kilometer pipeline that we own, and to our PVC plant in the Northeastern Complex via a separate pipeline. Because the cost of storing and transporting ethylene is substantial and there is inadequate infrastructure in Brazil to permit the importation of large quantities of ethylene, our Vinyls Unit is highly dependent on ethylene that is supplied by our Basic Petrochemicals Unit. Our São Paulo plant receives vinylchloride monomer (a raw material used in manufacturing PVC) by ship from our plant in the Northeastern Complex.

Electric Power

     Electric power is a significant cost component in our production of chlorine and caustic soda. Electric power accounted for 40.8% of our Vinyls Unit’s cost of caustic soda sales in 2007 and 11.0% of our Vinyls Unit’s total cost of sales in 2007. Our Vinyls Unit obtains its electric power requirements from various generators under long-term power purchase agreements. Our caustic soda plants at Camaçari and Alagoas and our PVC plant at Camaçari purchase their electric power requirements from CHESF under a long-term contract that expires in 2010. Companhia Energética de Alagoas S.A., or CEAL, distributes electric power to our PVC plant in Alagoas. Our São Paulo plant obtains its electric power from Eletropaulo Metropolitana-Eletricidade de São Paulo S.A., or Eletropaulo. The power purchase agreements with CEAL and Eletropaulo are renewable contracts with automatic rolling three-year extensions. These agreements provide us with the option to purchase our total electric power requirements based on an annual estimate. The price terms of these contracts are based upon tariffs regulated by the Brazilian National Electrical Energy Agency (Agência Nacional de Energia Elétrica).

Salt

     We used approximately 856,100 tons of salt during 2007 in our production of chlorine and caustic soda. Salt accounted for 7.5% of our variable costs of caustic soda sales in 2007 and 1.1% of our Vinyls Unit’s total cost of sales in 2007. We have exclusive salt exploration rights at a salt mine located near our Alagoas plant. We estimate that the salt reserves of this mine are sufficient to allow us to produce chlorine at expected rates of production for approximately 40 to 50 years. We enjoy significant cost advantages when compared to certain of our competitors due to low extraction costs of rock salt (particularly compared to sea salt), low transportation costs due to the proximity of the salt mine to our production facility and the higher purity of rock salt as compared to sea salt.

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

Technology of Our Vinyls Unit

     We have entered into several non-exclusive agreements with a number of leading petrochemical companies to use technology for our Vinyls Unit. In addition, we own 25 patents and six trademarks in Brazil related to our PVC business. We do not pay any continuing royalties under any of these license agreements. If any of these arrangements were terminated or no longer available to us, we believe that we would be able to replace the relevant technology with comparable or better technology from other sources.

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

Pilot Plant and Research Center

     Our Vinyls Unit maintains a pilot plant for PVC research and development in the State of Bahia and a research center in the State of São Paulo. This center currently employs five engineers and four technicians specialized in plastics. At this center and in our pilot plant, we produce new PVC resins, develop and improve PVC production technology, render support services to our customers, train our customers’ personnel and develop new applications for PVC in Brazil, including vertical blinds, coatings for industrial PVC pipes and resins used in automotive parts and in the manufacture of doors, windows and other building components.

     In 2005, we launched Vinisol, a paste PVC product for the export market with applications for special paints and varnishes. In 2007, we launched Norvic S80SA, a suspension PVC resin for special applications such as wire and cable, flexible profiles, hoses and films. We have developed new PVC applications for construction systems for houses and industrial facilities that are based on PVC panels, as well as for carpets for automobiles. We launched new resins in 2005, 2006 and 2007, and sales of these resins represented approximately 39% of the net sales revenue of our Vinyls Unit in 2007.

Sales and Marketing of Our Vinyls Unit

     Net sales to our 10 largest Vinyls Unit customers accounted for approximately 47.4% of our Vinyls Unit’s total net sales revenue during 2007. One customer accounted for approximately 11.6% of our Vinyls Unit’s total sales revenue in 2007, 11.3% in 2006 and 10.7% in 2005. One customer accounted for 22.8% of our total external EDC sales in 2007, 58.1% in 2006 and 95.4% in 2005, and our largest caustic soda customer accounted for 7.7% of total caustic soda sales in 2007, 8.6% in 2006 and 14.9% in 2005.

     There is a structural link between the PVC and caustic soda markets that exists because caustic soda is a byproduct of the production of chlorine required to produce PVC. When demand for PVC is high, then greater amounts of caustic soda are produced, leading to an increase in supply and generally lower prices for caustic soda. Conversely, when demand for PVC is low, prices for caustic soda tend to rise.

Domestic Sales

     In 2007, our Vinyls Unit had domestic net sales revenue of R$1,638.1 million, which accounted for 91.5% of our Vinyls Unit net sales revenue. In 2007, 74.3% of domestic net sales revenue was attributable to sales of PVC, 22.8% was attributable to sales of caustic soda and 2.9% was attributable to sales of other products.

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

Export Sales

     In 2007, our Vinyls Unit had export net sales revenue of R$151.3 million, which accounted for 8.5% of our Vinyls Unit’s total net sales revenue. Our export sales of PVC and EDC vary from year to year, influenced principally by domestic market demand and product availability.

     The following table sets forth export sales and export volumes of our Vinyls Unit for the years indicated.

	For the Year Ended December 31,

	2007	2006	2005

Net export sales revenue (in millions of reais)	R$151.3	R$120.2	R$220.9
As % of total net sales revenue of Vinyls Unit	8.5%	7.8%	12.3%
Export volumes (thousands of tons)	R$148.0	R$142.7	R$194.3
As % of total production of Vinyls Unit	12.4%	13.1%	16.8%

     We use a variety of methods to distribute our exports, depending generally on the total size of the export market, including direct sales, independent distributors, negotiations conducted through trading companies and sales on the spot market. Our export sales of PVC are focused primarily on the South American, Southeast Asian and United States markets and to a lesser extent on Europe.

Prices and Sales Terms

     We determine the domestic prices for our PVC resins with reference principally to the prices paid by third generation producers in Brazil for imports of PVC plus additional service charges. Our export price for PVC is generally equal to the international market price but also takes transportation costs into account. Delivery time, quality and technical service also affect the levels of sales of PVC resins. We establish our domestic price for caustic soda based on international market prices and prices charged by our three domestic competitors, taking into account any import duties and freight costs. Approximately 74.5% of our caustic soda sales are effected pursuant to agreements that are generally for one- to three-year terms and may include floor and ceiling prices. As with PVC, our export prices for EDC are generally determined according to international market prices but also take import duties and freight costs into account.

     Prices that we charge for our vinyls products in the Brazilian market are traditionally higher than the prices that we obtain for our exports of these products. The difference in prices between the Brazilian and export markets results generally from:

  transportation costs;

  tariffs, duties and other trade barriers;

  a pricing premium reflecting the tighter demand/supply relationship in Brazil; and

  our reliability of supply, coupled with the technical support that we provide.

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

     We also compete with importers of PVC. Imports accounted for approximately 21.5% of Brazil’s total PVC consumption in 2007. Domestically produced PVC is currently competitively priced with imported PVC after taking into account transportation costs and import duties. Solvay, which has an additional plant in Argentina, is also our principal competitor in the PVC market both in Brazil and elsewhere in South America.

     In addition, we compete with other producers of thermoplastics that manufacture the same of vinyls products or products that are substitutes for our vinyls product line. Thermoplastics principally consist of polyethylene and polypropylene and are used in certain applications as substitutes for PVC. Wood, glass and metals also are used in some cases as substitutes for PVC.

Other Products

     The four largest Brazilian producers of caustic soda accounted for approximately 90.9% of Brazilian production in 2007. Our company and Dow Chemical operate in this market throughout Brazil, while the other domestic producers of caustic soda generally operate on a local or regional basis. Imports accounted for approximately 39.6% of Brazil’s total caustic soda consumption in 2007. We do not believe that imports of caustic soda will increase substantially because of the high cost of transporting caustic soda, which is usually sold in suspension form. In the caustic soda market, we compete mainly on the basis of price and timeliness of delivery.

     Our principal competitors in the caustic soda market elsewhere in South America are Dow Chemical, Solvay and producers located on the U.S. Gulf Coast.

Business Development Unit

     Our Business Development Unit accounted for R$489.7 million, or 2.2%, of the net sales revenue of all segments in 2007. Our Business Development Unit produces caprolactam, cyclohexane, cyclohexanone and ammonium sulfate. Prior to May 2007, our Business Development Unit also produced polyethylene terephthalate, or PET, resin and dimethyl terephthalate, or DMT. In 2007, 36.6% of our Business Development Unit’s net sales revenue was derived from the sale of PET products and 44.1% was derived from the sale of caprolactam.

     In May 2007, we permanently closed the DMT unit in our PET plant as a result of this plant’s high maintenance and operational costs due to its aging technology. DMT is the primary raw material used by our PET plant. As a result, our PET plant was also temporarily closed down in May 2007 in order for us to review the technology used to produce PET. We are reviewing options for resuming PET production, including using purified terephthalic acid, which is widely used by international producers of PET, as a raw material. Pending completion of this review, we are continuing to serve our PET customers with PET purchased from M&G Polimeros Brasil S.A., a subsidiary of M&G Finanziaria Industriale S.p.A., the largest PET producer in Brazil.

     In 2007, we estimate that we had an approximate 12.6% share of the Brazilian PET market, based on sales volumes.

Products of Our Business Development Unit

     The following table sets forth a breakdown of the sales volume and net sales revenue of our Business Development Unit by product and by market for the years indicated.

	For the Year Ended December 31,

	2007			2006			2005

	Quantities			Quantities			Quantities
	sold	Net Sales Revenue		sold	Net Sales Revenue		Sold	Net Sales Revenue

	(thousands	(millions		(thousands	(millions		(thousands	(millions
	of tons)	of reais)	(%)	of tons)	of reais)	(%)	of tons)	of reais)	(%)
Domestic Sales:
PET(1)	60.3	R$175.9	35.9%	50.6	R$152.7	31.6%	56.6	R$200.7	35.3%
Caprolactam	18.2	96.2	19.6	25.7	127.5	26.4	33.0	197.2	34.7
Ammonium sulfate	84.2	39.4	8.0	77.8	25.5	5.3	94.2	33.5	5.9
Others	16.3	49.5	10.1	19.5	56.5	11.7	16.7	49.7	8.7

Total domestic sales	179.0	361.0	73.7	173.6	362.2	75.0	200.5	481.2	84.6
Total exports	30.7	128.7	26.3	34.3	120.9	25.0	19.1	87.8	15.4

Total net sales	209.7	R$489.7	100%	207.9	R$483.1	100%	219.6	R$569.0	100%

________________________________________

(1) In May 2007, we temporarily closed our PET plant.

     PET is one of the most widely used polymers in industry today and is used in manufacturing packaging for soft drinks, medications, cleaning products, mineral water and food products. Caprolactam is a raw material that forms the basis for the production of Nylon-6 textile thread, engineering resins and film, and is a structural material in the motor and electronics industries. We also produce ammonium sulfate for use as a fertilizer, and cyclohexane and cyclohexanone, both for use in paint solvents, pesticides, natural resins, oils and rubber. Prior to May 2007, we also produced DMT for use in PET production.

Production Facilities of Our Business Development Unit

     Our Business Development Unit operates two plants at the Northeastern Complex. At December 31, 2007, our Business Development Unit plants had a total annual production capacity of 78,000 tons of PET and 62,000 tons of caprolactam.

     The table below sets forth the location, primary products, annual production capacity at December 31, 2007, and annual production for the years presented for each of our Business Development Unit plants.

		Annual	Production
	Primary	Production	For the Year Ended December 31,

Location (Complex)	Products	Capacity	2007	2006	2005

		(in tons)		(in tons)

Camaçari (Northeastern)	PET (1)	78,000	25,569	57,155	66,233
	DMT (2)	—	34,653	76,070	70,954
Camaçari (Northeastern)	Caprolactam	62,000	46,087	41,615	49,981
	Cyclohexane	72,000	66,793	57,764	65,057
	Cyclohexanone	55,000	44,574	40,964	46,590
	Ammonium sulfate	114,000	89,740	78,296	94,855

(1)	In May 2007, we temporarily closed our PET plant.
(2)	In May 2007, we permanently closed the DMT unit in our PET plant.

Raw Materials of Our Business Development Unit

     The most significant direct cost associated with the production of caprolactam is the cost of benzene, which accounted for approximately 47.8% of our Business Development Unit’s variable caprolactam cost of sales in 2007. All of the benzene that we use in producing caprolactam is supplied by our Basic Petrochemicals Unit.

Technology of Our Business Development Unit

     We have entered into several non-exclusive agreements with a number of leading petrochemical companies to use technology for our Business Development Unit. We do not pay any continuing royalties under these agreements. If any of these agreements were terminated, we believe that we would be able to replace the technology covered by these agreements with comparable or better technology from other sources.

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

     Our Business Development Unit sells its products to a highly concentrated customer base. Four customers accounted for approximately 56.0% of our total PET sales during the year ended December 31, 2007. As a result of the shutdown of the plant of one of our domestic customers in June 2006, no caprolactam customer has accounted for more than 10% of our caprolactam sales since the date of this plant shutdown.

     In order to continue serving our PET customers following the temporary closure of our PET plant, we entered into a contract with M&G Polimeros Brasil S.A., a subsidiary of M&G Finanziaria Industriale S.p.A., the largest PET producer in Brazil and one of the two largest producers worldwide, for the supply of not less than 60,000 tons of the resin per year. Our relationships with our PET customers, including the provision of technical assistance, will continue to be conducted under our commercial policy.

Competition

     Monomeros Colombo Venezolanos S.A., or Monomeros, is the only manufacturer, other than our company, of caprolactam in South America, with an annual production capacity of 30,000 tons. Monomeros supplied approximately 27,600 tons of caprolactam in 2007, or approximately 26.2% of the caprolactam sold in Brazil.

     The textile industry consumed the most caprolactam in Brazil during 2007 (approximately 9,600 tons), and the engineering plastics and plastic films segments of the petrochemical industry consumed an aggregate amount of approximately 14,200 tons of caprolactam in 2007.

     There are three other producers of PET in Brazil: M&G Finanziaria Industriale S.p.A.; Rhodia-ster S.A., or Rhodia-ster (a subsidiary of Mossi & Ghisolfi Group); and Vicunha Têxtil S.A., or Vicunha Têxtil. At December 31, 2007, M&G Finanziaria Industriale S.p.A. had an annual production capacity of 450,000 tons of PET, Rhodia-ster had an annual production capacity of 250,000 tons of PET, and Vicunha Têxtil had an annual production capacity of 12,000 tons of PET. In June 2006, Vicunha Têxtil closed its PET plant temporarily and has not announced when this plant will recommence operations.

     We also compete with importers of PET. Imports accounted for approximately 29.2% of Brazil’s total PET consumption in 2007. Although international producers of PET have greater economies of scale than our company, we are able to compete with these producers due to the high transportation costs and import duties applicable to PET imports. Our PET sales have been aimed principally at the bottled water segment of the PET market, and we believe that the quality products that we sell will continue to remain competitive in the Brazilian PET market.

Ipiranga Química

     Ipiranga Química accounted for R$392.6 million, or 1.7% of the net sales revenue of all segments in 2007. Ipiranga Química owns 100% of the total and voting share capital of Ipiranga Petroquímica. Ipiranga Química is also the largest Brazilian distributor of chemical and petrochemical products with a market share of approximately 10%. As a result of the Ipiranga Transaction, we have consolidated the results of Ipiranga Química and its subsidiaries into our financial statements as from April 1, 2007.

     Ipiranga Química distributes products manufactured by Ipiranga Petroquímica, as well as products from more than 50 domestic and international companies. Ipiranga Química distributes products in a broad range of market segments, including agrochemicals, rubber and general purpose chemicals; cosmetics and pharmaceuticals; household and other industrial segments; plastic transformation; and paints, resins, adhesives and civil construction.

Products Distributed by Ipiranga Química

     Ipiranga Química distributes a large and diverse portfolio of products consisting of more than 1,000 products. We classify the products distributed by Ipiranga Química as:

  solvents, including aliphatic solvents, aromatic solvents, synthetic solvents and ecological solvents;

  polymers; and

  general purpose chemicals, including process oils, chemical intermediates, blends, specialty chemicals, pharmaceuticals and santoprene.

     The following table sets forth a breakdown of the sales volume and net sales revenue of Ipiranga Química by product for the nine months ended December 31, 2007.

	Nine Months Ended December 31,

	2007

	Quantities
	sold	Net Sales Revenue

	(thousands	(millions
	of tons)	of reais)	(%)
Solvents:
Aliphatic solvents	28.9	R$57.5	14.6%
Aromatic solvents	20.2	42.6	10.8
Synthetic solvents	12.9	36.4	9.3
Ecological solvents	0.2	0.6	0.2
Polymers	25.7	96.6	24.6
General purpose chemicals:
Process oils	27.3	40.9	10.4
Chemical intermediates	10.1	32.4	8.3
Blends	15.5	30.9	7.9
Specialty chemicals	2.7	26.5	6.8
Santoprene	1.2	9.6	2.4
Pharmaceuticals	0.9	13.4	3.4
Services	0.1	5.2	1.3

Total net sales	145.6	R$392.6	100%

Distribution Agreements

     Ipiranga Química has commercial relationships with more than 50 domestic and international companies, under which Ipiranga Química distributes specified products, including:

  Conoco-Phillips for the distribution of hydrocarbon solvents;

  Sazol Solvents for the distribution of synthetic Solvents;

  Lubrizol for the distribution of additives for lubricants.

  Wacker Chemie GmbH for the distribution of silicone-derived products;

  RT Vanderbilt for the distribution of specialty chemicals for the rubber, cosmetics and lubricants industries;

  Sazol Wax for the distribution of waxes;

  DCC for the distribution of pigments;

  Emerald Kalama for the distribution of chemical intermediates and specialty chemicals;

  Sandoz for the distribution of active pharmaceutical ingredients;

  JRS Pharma for the distribution of pharmaceutical excipients; and

  Meggle for the distribution of pharmaceutical excipients.

     Ipiranga Química also has entered into distribution agreements that provide it with exclusive rights to distribute specified products in Brazil, including distribution agreements with:

  Petrobras for the distribution of hydrocarbon solvents;

  Eastman Chemical for the distribution of solvents and chemical intermediates; and

  RT Vanderbilt for the distribution of specialty chemicals for the rubber, cosmetics and lubricants industries, under which Ipiranga Química may not distribute products for Vanderbilt’s competitors.

     Generally, Ipiranga Química initiates distribution activities for a producer with a letter of intent with a term of one-year and, following this period, extends these commercial relationships or distribution agreements for an indefinite period. Generally, Ipiranga Química’s distribution agreements may be terminated by either party on 30 to 180 days notice.

     Ipiranga Química’s distribution agreements are generally local stock agreements, indent sales agreements or agreements that combine the features of both. Under Ipiranga Química’s local stock agreements, Ipiranga Química purchases chemicals for resale to its customers. These agreements do not contain minimum volume or maximum margin requirements. Sales to Ipiranga Química under these agreements are at prices negotiated between Ipiranga Química and the producer. Ipiranga Química’s distribution agreement with Petrobras provides that Ipiranga Química is eligible to receive a discount on purchases based on the volume of products purchased. Under Ipiranga Química’s indent sales agreements, Ipiranga Química acts as a sales agent and receives a commission on the total sales revenue (FOB price) generated for the producer by these sales.

Sales and Marketing by Ipiranga Química

     Ipiranga Química distributes products to chemical retailers, third generation petrochemical producers and other manufacturers. We determine the prices for the products distributed by Ipiranga Química by reference to several market factors, including the prices paid by third generation producers for imports of these products and prevailing market prices in Brazil. Ipiranga Química serves 5,000 active clients in more than 50 market segments, through nine business units supported by seven sales offices throughout Brazil. Ipiranga Química operates four distribution centers that include warehouses and tank farms. Ipiranga Química owns its distribution centers in Guarulhos in the State of São Paulo, Canoas in the State of Rio Grande do Sul and Duque de Caxias in the State of Rio de Janeiro, and leases its distribution center in Camaçari in the State of Bahia.

     Ipiranga Química distributes products in a broad range of market segments. No customer represented more than 10% of the net sales revenue of Ipiranga Química during 2005, 2006 or 2007. The following table sets forth a breakdown of the net sales revenue of Ipiranga Química by market segment served by its customer for the nine months ended December 31, 2007.

	Nine Months Ended
	December 31,

	2007

	Net Sales Revenue

	(millions
	of reais)	(%)

Plastics	R$81.3	20.7%
Paints and Coats	61.6	15.7
Rubber	47.5	12.1
Pharmaceutical	34.2	8.7
Agribusiness	24.3	6.2
Adhesives	18.1	4.6
Chemicals	17.7	4.5
Household products	14.1	3.6
Lubricants	13.0	3.3
Automobile	12.2	3.1
Petrochemical	10.2	2.6
Cosmetics/ Personal Care	9.4	2.4
Chemical and petrochemical resale	8.6	2.2
Other	40.4	10.3

Total net sales	R$392.6	100%

Competition

     The chemical distribution industry in Brazil had revenues of US$3.4 billion in 2007, representing growth of 15% compared to 2006, according to preliminary data published by the Brazilian Chemical and Petrochemical Distributors Association. The chemical distribution industry in Brazil is highly fragmented, with a small number of large distributors, such as M Cassab, Unipar, Coremal, Makeni Química and Brenntag, and a large number of small distributors. The Brazilian Chemical and Petrochemical Distributors Association estimates that 8% of the companies in this industry have annual sales of more than US$150 million while 74% have annual sales of less than US$50 million. The customer base for chemical distributors is primarily composed of customers that consume small volumes of any distributed product.

Jointly Controlled Companies and Subsidiaries

Petroquímica Paulínia

     At December 31, 2007, we owned 60.0% of the total and voting share capital of Paulínia. As a result of the completion of the first phase of the Petrobras Transaction on May, 30, 2008, Paulínia is our wholly owned subsidiary. Paulínia, which is a corporation (sociedade anônima) organized under the laws of Brazil, was incorporated on September 16, 2005 and is a joint venture between our company and Petroquisa for the construction and operation of a polypropylene plant located in Paulínia, in the State of São Paulo. Prior to April 1, 2008, we accounted for our interest in Paulínia in our Brazilian GAAP financial statements using the proportional consolidation method as required under Brazilian GAAP. We will fully consolidate the results of Paulínia into our financial statements as from April 1, 2008 as a result of the completion of the first phase of the Petrobras Transaction.

     The Paulínia plant commenced operations in April 2008 with an initial annual production capacity of 350,000 tons of polypropylene. We contributed the process technology that is being used by this plant under an agreement with a 20-year term. Petrobras is supplying Paulínia with polymer-grade propylene, the primary feed stock used in Paulínia’s production processes, through its refineries in Paulínia and Henrique Lage under an agreement with an initial 20-year term. The agreement with Petrobras is automatically renewable for consecutive two-year terms following the initial term, unless terminated by one of the parties.

Petroflex

     At December 31, 2007, we owned 33.5% of the total share capital of Petroflex, including 33.6% of its voting share capital. In April 2008, we sold all of our share capital in Petroflex to Lanxess Participações Ltda. for an aggregate price of R$252.1 million. As a result of this transaction, Petroflex registered a non-operational gain of R$115.6 million.

     Petroflex, which is a corporation (sociedade anônima) organized under the laws of Brazil, is the largest producer of synthetic rubber in Latin America and has an annual production capacity of 442,000 tons of elastomers. Petroflex was formed in 1976 with Petroquisa as its majority shareholder. In 1992, as part of the Brazilian government’s efforts to privatize the Brazilian petrochemical industry, Petroquisa auctioned a portion of its equity interest in Petroflex to private investors. In October 2007, we acquired shares of Petroflex representing 13.4% of its total and voting share capital from Suzano for an aggregate purchase price of R$61.0 million as a result of our exercise of our preemptive rights in August 2007 following the announcement of the acquisition of control of Suzano by Petrobras.

     Petroflex’s net sales revenue was R$1,417.4 million in 2007, R$1,361.5 million in 2006 and R$1,373.2 million in 2005, as adjusted to conform to our accounting policies. Petroflex’s net income was R$69.6 million in 2007, R$23.0 million in 2006 and R$88.0 million in 2005, as adjusted for the effects of revaluation of property, plant and equipment to conform to our accounting policies. Prior to November 30, 2007, we accounted for our interest in Petroflex in our Brazilian GAAP financial statements using the proportional consolidation method. As a result of our entering into an agreement in December 2007 to sell our interests in Petroflex, we accounted for our interest in Petroflex in our Brazilian GAAP financial statements using the equity method as from December 1, 2007.

     Petroflex operates three plants in Brazil located in Duque de Caxias in the State of Rio de Janeiro; Cabo de Santo Agostinho in the State of Pernambuco; and Triunfo in the State of Rio Grande do Sul. Petroflex sells its products to customers in approximately 70 countries. The main customers of Petroflex are manufacturers of tires, shoes, adhesives and sealants.

     The major raw materials used in Petroflex’s production process are butadiene and styrene. Petroflex purchases butadiene from us from which it produces styrene-butadiene, polybutadiene, liquid hidroxylated polybutadiene and other elastomers. Due to high naphtha prices in 2007, the price of butadiene increased by 3.0% in the Brazilian market and the price of styrene increased by 1.4% . However, the recovery of synthetic rubber prices in reais, due to increases in international market prices, allowed Petroflex to pass on most of these increased costs to its customers.

Capital Expenditures

     Our capital expenditures on property, plant and equipment and intangible assets were R$1,374.4 million in 2007, R$953.0 million in 2006 and R$930.2 million in 2005. Additionally, our investments in interests in other companies were R$1,151.7 million in 2007, R$222.7 million in 2006 and R$34.0 million in 2005. Our capital expenditures projects during 2005 through 2007 included the following:

  an automation project in our PVC plants in Alagoas and in the Northeastern Complex that is expected to increase the reliability of the operation of and modernize this plant, improve the operational performance of this plant, and increase the safety of our production processes at this plant. We invested R$31.1 million in this project in 2005 and 2006. This project was completed in the second half of 2006.

  an efficiency enhancement at our Alagoas PVC plant that increased its annual production capacity by 50,000 tons. This project was undertaken in 2004 and 2005 at a total cost of R$111.8 million.

  an efficiency enhancement project at one of our polyethylene plants in the Northeastern Complex that increased its annual production capacity by 30,000 tons. This project was undertaken in 2004 and 2005 at a total cost of R$9.2 million.

  an efficiency enhancement project at our other polyethylene plant in the Northeastern Complex that increased its annual production capacity by 30,000 tons. This project was undertaken in 2004, 2005 and 2006 at a total cost of R$9.9 million.

  an efficiency enhancement project at our Aromatics 2 unit in the Northeastern Complex that increased its annual isoprene production capacity by 8,800 to 26,800 tons. We completed this project in 2006 at a total cost of R$81.9 million.

  we made capital expenditures of R$39.0 million in 2007 related to the implementation of Formula Braskem.

  in September 2007, we completed the conversion of Copesul’s MTBE plant to an ETBE plant. The total cost of this project was R$23.4 million.

  we invested R$8.3 million in an efficiency enhancement project at Ipiranga Petroquímica’s polypropylene plant that increased its annual production capacity by 30,000 tons. This project was completed in April 2008.

Braskem+ Program

     In 2004, we began implementation of an operational excellence program named “Braskem+.” This program was designed to build upon the experience that Braskem has accumulated through the process of capturing operational synergies during its integration process. This program identified 210 specific initiatives, each with its own performance goals and implementation schedule. We made capital expenditures of R$330.2 million between 2004 and 2007 related to the implementation of this program.

Formula Braskem

     In 2005, we commenced our Formula Braskem program to implement a new integrated management system intended to incorporate the best practices in the international petrochemical industry in our management systems and the most recent technological developments available in the marketplace. We made capital expenditures of R$130.0 million between 2005 and 2007 related to the implementation of the first phase of Formula Braskem. We made capital expenditures of R$39.9 million in 2007 related to the implementation of the second phase of Formula Braskem.

Petroquímica Paulínia

     In September 2005, we and Petroquisa incorporated Paulínia as a joint venture company for the construction and operation of a polypropylene plant to be located in Paulínia, in the State of São Paulo, with an initial annual production capacity of 350,000 tons. This plant commenced operations in April 2008. We own 60% of the total and voting share capital of Paulínia, and Petroquisa owns the remaining total and voting share capital. The total cost of this plant was approximately R$704.0 million. In December 2006, Paulínia entered into a credit agreement with Brazilian National Bank for Economic and Social Development (Banco Nacional de Desenvolvimento Econômico e Social), or BNDES, in the aggregate amount of R$566.2 million to finance the construction of this plant. The remaining cost of this plant was financed through equity contributions by the shareholders of Paulínia. We have invested R$145.1 million in Paulínia, which corresponds to Braskem’s share in the investments made in the construction of Paulínia’ polypropylene plant.

Politeno Acquisition

     In April 2006, we purchased all of the common and preferred shares of Politeno that were owned by SPQ, Sumitomo and Itochu. We paid a portion of the purchase price for these shares in an aggregate amount of the real-equivalent of US$111.3 million in April 2006. The remainder of the purchase price for these shares was calculated based on an “earn-out” formula taking into account Politeno’s operating performance, measured by fluctuations in polyethylene and ethylene margins in the Brazilian petrochemical market during the 18 months following the execution date of the agreement under which we acquired these shares. Following the Politeno Acquisition, we owned 100% of the voting share capital and 96.2% of the total share capital of Politeno. Politeno merged with and into Braskem on April 2, 2007. In January 2008, we paid the remaining portion of the purchase price of R$247.5 million.

Ipiranga Transaction

     On March 18, 2007, we entered into the Ipiranga Investment Agreement with Ultrapar and Petrobras. On the same date, Ultrapar and the controlling shareholders of RPI, CBPI and DPPI entered into the Purchase Agreement, with our company and Petrobras as intervening parties.

     Under the Ipiranga Investment Agreement, Ultrapar, as a commission agent acting on behalf of Braskem and Petrobras, acquired 100% of the share capital of Ipiranga Química. As of March 18, 2007, Ipiranga Química owned 86.9% of the voting share capital and 92.4% of the total share capital of Ipiranga Petroquímica. Ipiranga Petroquímica, in turn, owned 29.5% of the share capital of Copesul. In February 2008, Ultrapar transferred 60% of the share capital of Ipiranga Química to our company and 40% of the share capital of Ipiranga Química to Petrobras, as required by the Ipiranga Investment Agreement. In addition, under the Ipiranga Investment Agreement, Ultrapar is obligated to transfer 33.3% of the share capital of RPI to our company and 33.3% of the share capital of RPI to Petrobras. Following this transfer, we will jointly and equally control RPI with Petrobras and Ultrapar. The total purchase price to our company of the shares of Ipiranga Química that we have acquired and the shares of RPI that we will acquire from Ultrapar in the Ipiranga Transaction was R$1,489.1 million.

     As part of the Ipiranga Transaction:

  in June 2007, EDSP67, a subsidiary of Ipiranga Química, acquired the 7.6% of the total share capital of Ipiranga Petroquímica not owned by Ipiranga Química for a purchase price of R$117.9 million. In July 2007, Ipiranga Petroquímica was delisted from the São Paulo Stock Exchange, and in August 2007, EDSP67 merged with and into Ipiranga Petroquímica. As a result of these transactions, Ipiranga Petroquímica is now a wholly-owned subsidiary of Ipiranga Química; and

  in October 2007, our subsidiary EDSP58 acquired 22.7% of the total and voting share capital of Copesul through a public tender offer for the Copesul shares not then owned by our company, Ipiranga Petroquímica, Petroquisa or Triunfo. The purchase price for these shares was R$1,294.2 million. We owned 60% of the total and voting share capital of EDSP58, and Petrobras owned the remaining share capital of EDSP58. As a result of the Copesul Tender Offer, Copesul was delisted from the São Paulo Stock Exchange in October 2007. In October 2007 and November 2007, EDSP58 purchased additional shares of Copesul at the price per share paid in the Copesul Tender Offer. In November 2007, Copesul redeemed all of its outstanding shares, other than shares held by our company, EDSP58, Ipiranga Petroquímica, Petroquisa and Triunfo at the price per share paid in the Copesul Tender Offer. The aggregate purchase price for the shares purchased and redeemed after the completion of the Copesul Tender Offer was R$124.3 million. In December 2007, EDSP58 merged with and into Copesul.

     Under the Ipiranga Investment Agreement, Braskem paid Ultrapar R$651.9 million in April 2007, R$156.7 million in October 2007, R$47.0 million in November 2007 and R$633.5 million in February 2008 for the shares of Ipiranga Química that we have acquired and the shares of RPI that we will acquire from Ultrapar in the Ipiranga Transaction. For additional information regarding the Ipiranga Transaction, see “Item 4. Information on the Company—Ipiranga Transaction.”

Venezuelan Initiatives

     Polypropylene Project

     In December 2007, we, through our wholly owned Netherlands subsidiary, Braskem Europe B.V., entered into a shareholders agreement, which we refer to as the Propilsur Shareholders Agreement, with Petroquímica de Venezuela, S.A., or Pequiven, the government-owned petrochemical company of the Bolivarian Republic of Venezuela, which supersedes the Project Development Agreement Framework and the Project Development Agreement that we entered into with Pequiven in April 2006 and April 2007, respectively. Under the Propilsur Shareholders Agreement, we plan to form Propilsur, a joint venture with Pequiven for the development, construction and operation of a polypropylene plant with an integrated propane dehydrogenation unit to be located in the Jose Petrochemical Complex in the State of Anzoategui, Venezuela, with an annual production capacity of approximately 450,000 tons. The Propilsur Shareholders Agreement sets forth the understanding of the parties regarding the implementation of this project and the relationship of Braskem and Pequiven as shareholders of Propilsur. Under the Propilsur Shareholders Agreement:

  the joint venture will be implemented through Propilsur, a new privately held company in which the parties will have equal equity interests;

  Pequiven would be responsible for obtaining a supply of propane, the primary feed stock of the integrated propane dehydrogenation unit of this plant;

  a significant portion of the cost of the project will be borrowed by Propilsur under project finance arrangements, collateralized by the assets of this project, with multilateral credit agencies, export credit agencies, development banks and private banks and through securities issuances in the Venezuelan and international capital markets; and

  we and Pequiven will each be entitled to appoint two members to Propilsur’s four-member board of directors; decisions by Propilsur’s general shareholders meetings and board of directors will require unanimous approval; Propilsur’s general and financial managers will be nominated by Pequiven, subject to board approval; and Propilsur’s operations and commercial managers will be nominated by our company, subject to board approval.

     The Propilsur Shareholders Agreement includes provisions for mediation and arbitration in the event of disputes and a deadlock between our company and Pequiven in matters to be determined by Propilsur’s board of directors and grants rights of first offer and first refusal to our company and Pequiven in the event that we or Pequiven determine to sell our equity interests in Propilsur.

     The estimated total cost of this project to Propilsur is approximately US$843 million of which we anticipate that our company and Pequiven will each contribute approximately 15% as equity. We have announced that our board of directors has approved an initial investment of US$11 million for the next phase of this project. We expect that construction of this project will commence in the beginning of 2009 and that this project will begin production by the beginning of 2011.

     We expect to form Propilsur during the third quarter of 2008. The Propilsur Shareholders Agreement provides that implementation of this project is contingent upon a final investment decision of each of the parties on or prior to May 13, 2009. We are continuing to negotiate with Pequiven regarding details of the implementation of this project. We can provide no assurances that these negotiations will be successful or that if we reach a final agreement with respect to the implementation of this project, such agreement will be upon the terms currently anticipated by our management.

Jose Olefins Project

     In December 2007, we, through our wholly owned Netherland subsidiary, Braskem Europe B.V., entered into a shareholders agreement with Pequiven, which we refer to as the Polimerica Shareholders Agreement, which supersedes the memorandum of understanding and the Project Development Agreement that we entered into with Pequiven in April 2006 and April 2007, respectively. Under the Polimerica Shareholders Agreement, we plan to form Polimerica, a joint venture with Pequiven for the development, construction and operation of the Jose Olefins Project, an olefins complex to be located in the Jose Petrochemical Complex. The proposed complex would include an ethylene cracker that would use ethane extracted from natural gas as its raw material, with an annual production capacity of 1.3 million tons, and three polyethylene plants with a combined annual production capacity of 1.1 million tons of HDPE, LDPE and LLDPE. The Polimerica Shareholders Agreement sets forth the understanding of the parties regarding the implementation of this project and the relationship of Braskem and Pequiven as shareholders of Polimerica. Under the Polimerica Shareholders Agreement:

  the joint venture will be implemented through Polimerica, a new privately held company which the parties will have equal equity interests;

  a significant portion of the cost of the project will be borrowed by Polimerica under project finance arrangements, collateralized by the assets of this project, with multilateral credit agencies, export credit agencies, development banks and private banks and through securities issuances in the Venezuelan and international capital markets; and

  we and Pequiven will each be entitled to appoint two members to Polimerica’s four-member board of directors; decisions by Polimerica’s general shareholders meetings and board of directors will require unanimous approval; Polimerica’s general and financial managers will be nominated by Pequiven, subject to board approval; and Polimerica’s operations and commercial managers will be nominated by our company, subject to board approval.

     The Polimerica Shareholders Agreement includes provisions for mediation and arbitration in the event of disputes and a deadlock between our company and Pequiven in matters to be determined by Polimerica’s board of directors and grants rights of first offer and first refusal to our company and Pequiven in the event that we or Pequiven determine to sell our equity interests in Polimerica.

     The estimated total cost of this project to Polimerica would be approximately US$2,662 million of which we anticipate that our company and Pequiven will each contribute approximately 15% as equity. We have announced that our board of directors has approved an initial investment of US$80 million for the next phase of this project. We expect that construction of this project will commence in 2010 and this project will begin production by the beginning of 2013.

     We expect to form Polimerica during the third quarter of 2008. The Polimerica Shareholders Agreement provides that implementation of this project is contingent upon a final investment decision of each of the parties on or prior to the third anniversary of the Polimerica Shareholders Agreement. We are continuing to negotiate with Pequiven regarding details of the implementation of this project. We can provide no assurances that these negotiations will be successful or that if we reach a final agreement with respect to the implementation of this project, such agreement will be upon the terms currently anticipated by our management.

Research and Development

     Our ability to compete in the Brazilian and foreign markets that we serve depends on our ability to integrate new production processes developed by our company and third parties in order to lower our costs and offer new thermoplastic products. In addition, our relationships with our customers are enhanced by our ability to develop new products and customize existing products to meet their needs. To meet these challenges, we maintain a research and development program that is primarily implemented at the Braskem Center for Innovation and Technology in the Southern Complex. We invested R$76.5 million, R$44.3 million and R$47.2 million in research and development in 2007, 2006 and 2005, respectively.

2008 Capital Expenditure Budget

     We currently are budgeting total capital expenditures of approximately R$1.3 billion for 2008. Our principal capital expenditures for 2008 consist of, in addition to the projects referred to in the preceding paragraphs, approximately R$435.2 million for productivity improvements, approximately R$354.7 million for maintenance stoppages and other maintenance of our plants, approximately R$226.8 million for the replacement of depreciated equipment, approximately R$175.4 million for plant modernization and information systems and approximately R$161.9 million for health, environmental and quality improvement projects.

Other Projects

     We are currently evaluating projects that could entail significant capital expenditures in the future, including:

  construction of a new polyethylene plant that will produce resins using sugar cane ethanol received through the Santa Clara Terminal as its primary raw material. We believe that we will be the world’s first producer of polyethylene manufactured completely from renewable resources. We expect that this plant will have an annual production capacity of 200,000 tons and will commence operations in 2010. We anticipate that the total cost of this project will be approximately R$400 to R$500 million. This project is subject to approval by our board of directors.

  an efficiency enhancement project at our PVC plant in the Northeastern Complex that we expect will increase our annual PVC production capacity by 200,000 tons. We expect to complete this project during 2012. The total cost of this project is under evaluation. This project is subject to approval by our board of directors.

  construction of a new polypropylene plant in the Northeastern Complex. We expect that this plant will have an annual production capacity of 300,000 tons and will commence operations in 2012. The total cost of this project is under evaluation. This project is subject to approval by our board of directors.

Maintenance

     Most of our maintenance is performed by third-party service providers. For example, we have contracts with Construtora Norberto Odebrecht S.A., or CNO, a company in the Odebrecht Group, Asea Brown Boveri Ltd., Cegelec Ltda., Rip Serviços Industriais S/A, Cl Engenharia Ltda. and other service providers to perform maintenance for our Basic Petrochemicals Unit, Copesul and our Business Development Unit. We also perform some of our ordinary course maintenance with our small team of maintenance technicians, which also coordinate the planning and execution of maintenance services performed by third parties.

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

Basic Petrochemicals Unit

     Because we have two independent Olefins units and two independent Aromatics units, we may continue production of basic petrochemicals without interruption, even while we perform certain maintenance services. We occasionally undertake other brief shutdowns of the operations of our Basic Petrochemicals Unit that do not materially affect our production output, primarily for maintenance purposes, catalyst regeneration and equipment cleaning. Regular basic petrochemicals plant maintenance requires complete plant shutdowns from time to time, and these shutdowns usually take approximately 30 days to complete.

     The last general maintenance shutdown of our Olefins 1 unit was carried out in 2001 and lasted for 25 days. The cost of servicing the unit was approximately R$39.8 million (not including the value of lost production during this shutdown). In 2002, we shut down our Olefins 1 unit for 92 days in order to increase its production capacity and to modernize and upgrade its technology. The cost of these improvements to this unit was approximately R$142.8 million (not including lost production). We performed a non-programmed maintenance shutdown of our Olefins 1 unit in December 2006 for 13 days. This shutdown permitted inspection and maintenance of this unit, in order to ensure the production of ethylene until May 2008. The cost of servicing the unit was approximately R$7.0 million (not including the value of lost production during this shutdown). A general maintenance shutdown of our Olefins 1 commenced on May 23, 2008 with an estimated duration of approximately 35 days at an expected cost of R$95 million (not including the value of lost production during this shutdown or investments in productivity enhancements).

     The last general maintenance shutdown of our Aromatics 1 unit was carried out in 2005 and lasted 30 days. The cost of servicing this unit was approximately R$21 million (not including the value of lost production during this shutdown or investments in productivity enhancements). We no longer perform general maintenance shutdowns of our Aromatics 1 unit and instead perform general maintenance shutdowns of specific plants or groups of plants in this unit. We performed maintenance of the parex plant of the Aromatics 1 unit during a shutdown of this plant during 2007 that lasted 52 days. The cost of servicing this plant was approximately R$19 million (not including the value of lost production during this shutdown or investments in productivity enhancements). A general maintenance shutdown of the butadiene plant and the commons systems associated with Olefins 1 commenced on May 23, 2008 with an estimated duration of approximately 30 days at an expected cost of R$16 million (not including the value of lost production during this shutdown or investments in productivity enhancements). The next general maintenance shutdown of the Catalyst Reform plant and the plants comprising the C8 loop has been scheduled for September 2009 with an estimated duration of approximately 30 days at an expected cost of R$35 million (not including the value of lost production during this shutdown or investments in productivity enhancements).

     The last general maintenance shutdown of our Aromatics 2 and Olefins 2 units (which form part of the same basic petrochemicals facility) was carried out in 2004 and lasted 36 days. The cost of servicing these units was approximately R$89 million (not including the value of lost production during this shutdown). The next general shutdown of our Aromatics 2 and Olefins 2 units has been scheduled for 2010 with an estimated duration of approximately 25 days.

Copesul

     Because Copesul has two independent Olefins units, we may continue production of basic petrochemicals without interruption, even while we perform certain maintenance services. We occasionally undertake other brief shutdowns of Copesul’s operations that do not materially affect our production output, primarily for maintenance purposes, catalyst regeneration and equipment cleaning. Regular maintenance of Copesul’s plants requires complete plant shutdowns from time to time, and these shutdowns usually take approximately 30 days to complete.

     The last general maintenance shutdown of Copesul’s Olefins 1 unit and Aromatics unit was carried out beginning in April 2008 and lasted for 38 days. The cost of servicing the unit was approximately R$55.0 million (not including the value of lost production during this shutdown). The next general shutdown of Copesul’s Olefins 1 unit and Aromatics unit has been scheduled for 2014.

     The last general maintenance shutdown of Copesul Olefins 2 unit was carried out in 2005 and lasted for 32 days. The cost of servicing the unit was approximately R$44.1 million (not including the value of lost production during this shutdown). The next general shutdown of this unit has been scheduled for April 2011 with an estimated duration of approximately 30 days.

Polyolefins and Ipiranga Petroquímica

     We have a regular maintenance program for each of our polyolefins plants. Production at each of our Polyolefins Unit’s polyolefins plants generally is shut down for seven to 20 days every two years to allow for regular inspection and maintenance. Production at each of Ipiranga Petroquímica’s polyolefins plants generally is shut down for seven to 20 days every three years to allow for regular inspection and maintenance. In addition, we undertake other brief shutdowns for maintenance purposes that do not materially affect our production of polyolefins. We coordinate the maintenance cycles of our polyolefins plants with those of our basic petrochemicals plants. While our basic petrochemicals facilities must be shut down for up to 30 days for maintenance, our polyolefins facilities may be shut down for shorter periods because these facilities are less complex to operate and maintain than our basic petrochemicals facilities.

Vinyls Unit

     We have a regular maintenance program for each of our vinyls plants. Our Camaçari and Alagoas PVC plants are generally shut down for 15 to 20 days every two years to allow for regular inspection and maintenance. The last general maintenance shutdown of our PVC plant in Camaçari was carried out in May 2006 and lasted for 14 days. The next general maintenance shutdown of this plant is scheduled for November 2009. The last general maintenance shutdown of our PVC plant in Alagoas was carried out in April 2007 and lasted for seven days. The next general maintenance shutdown of this plant is scheduled for October 2008. Our São Paulo PVC plant does not require prolonged maintenance shutdowns, resulting in shutdowns of two or three days each year for regular maintenance. Prior to 2007, our caustic soda and chlorine plant in Alagoas was generally shut down for 15 days of maintenance every two years. Beginning in 2007, our maintenance schedule at this plant has been altered so that we will now shut down this plant once a year for three days of maintenance in different parts of the plant. The last general maintenance shutdown of this plant was carried out in October 2006 and lasted for five days. Our caustic soda and chlorine plant in Camaçari does not require prolonged maintenance shutdowns and is shut down for two or three days each year.

Environmental Regulation

     We are subject to Brazilian federal, state and local laws and regulations governing the discharge of effluents and emissions into the environment and the handling and disposal of industrial waste and otherwise relating to the protection of the environment.

     Under federal and state environmental laws and regulations, we are required to obtain operating permits for our manufacturing facilities. State authorities in the State of Bahia issued operating permits for our plants in the Northeastern Complex in 2000, which were renewed in 2005 for a six-year term. Our environmental operating permit obligates us to engage in systematic measures for the treatment of wastewater and hazardous solid waste. State authorities in the State of Rio Grande do Sul, where our Southern Complex plants are located, including Copesul’s plants and some of Ipiranga Petroquímica’s plants, regulate our operations by prescribing specific environmental standards in our operating permits, which must be renewed every four years. Copesul’s operating permit was renewed in 2008 and the operating permits for our polyethelene and polypropylene plants were renewed on various dates in 2006 and 2007. State authorities in the States of Alagoas and São Paulo have issued permits for our plants in those respective complexes, which also must be renewed every four years. If any of our environmental licenses and permits lapse or are not renewed or if we fail to obtain any required environmental licenses and permits, we may be subject to fines ranging from R$500 to R$50.0 million, and the Brazilian government may partially or totally suspend our activities and impose civil and criminal sanctions on our company or both. All our environmental licenses and permits are in full force and effect.

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

     All projects for the installation, modification and operation of industrial facilities in the Southern Complex are subject to approval by the Rio Grande do Sul State Environmental Protection Foundation. The Rio Grande do Sul State Environmental Protection Foundation must approve installed projects prior to their commencement of operations and must renew such approval every four years thereafter.

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

     Companhia Riograndense de Saneamento, or Corsan, a state-owned environmental company, operates an integrated system for liquid effluents treatment, or Sitel, in the Southern Complex. Sitel treats wastewater generated by our company and the other petrochemical producers at the Southern Complex at a liquid effluents treatment station located in the Southern Complex. This treatment station also includes a system for the collection and disposal of contaminated wastewater. Corsan also operates a centralized system for solid waste control, or Sicecors, in the Souther Complex. Sicecors centralizes the collection, treatment and final disposal of solid waste that is generated in the Southern Compex. Sicecors stores, treats and disposes of hazardous solid waste. For other kinds of solid waste, Sicecors maintains a landfill. Sitel and Sicecors received ISO 14001 certifications in 2001.

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

     We believe our operations are in compliance in all material respects with applicable environmental laws and regulations currently in effect. Some environmental studies that we have commissioned have indicated instances of environmental contamination at certain of our plants. In addition, we and certain executive officers of our company and of our subsidiaries have received notices from time to time of minor environmental violations and are or have been subject to investigations or legal proceedings with respect to certain alleged environmental violations. These environmental issues, and any future environmental issues that may arise, could subject us to fines or other civil or criminal penalties imposed by Brazilian authorities. We are addressing all environmental issues of which we are aware, and we believe that none of these issues will have a material adverse effect on our business, financial condition or operations.

     Our consolidated annual expenditures on environmental control were R$92.7 million in 2007, R$73.8 million in 2006 and R$71.7 million in 2005. To dispose of our industrial wastewater and solid hazardous waste, we contract our jointly controlled company Cetrel at the Northeastern Complex, Corsan at the Southern Complex, our subsidiary Companhia Alagoas Industrial—Cinal at Alagoas, and other third parties. These companies treat our industrial waste immediately after this waste is generated and dispose of our solid waste. Our consolidated environmental expenses relate to our continuous control and monitoring policies, and we do not have any material future environmental liabilities related to our ongoing operations.

     We have established a provision for environmental contingencies in the amount of R$18.4 million at December 31, 2007. However, our environmental compliance costs are likely to increase as a result of the projected increase in our production capacity and projected increases in unit costs for treatment and disposal of industrial waste as well as the cost of compliance with future environmental regulations.

     Our environmental compliance in 2007 included the following results:

  no significant environmental accidents in 2007; and

  no fines were levied on any of our plants by state environmental authorities during 2007.

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

  expanding our relationship with the communities in which we operate;

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

     Our safety record ranks above the average of companies in the Brazilian chemical industry. The following table illustrates our progress in terms of our safety record and compares our safety record to the average for the Brazilian chemical industry:

	Year Ended December 31,

	2007	2006	2005	2006 (1)

		Braskem		Brazilian Chemical
				Industry Average
Safety Indicator
Braskem:
Index of Accident Frequency (accidents/200,000 man-hours)	0.2	0.3	0.2	2.8
Index of Severity (lost and deducted days/200,000 man-hours)	5	3	4	32
Copesul:
Index of Accident Frequency (accidents/200,000 man-hours)	2.0	2.46	2.28	2.8
Index of Severity (lost and deducted days/200,000 man-hours)	23	41	27	32
Ipiranga Petroquímica:
Index of Accident Frequency (accidents/200,000 man-hours)	0.6	1.4	—	2.8
Index of Severity (lost and deducted days/200,000 man-hours)	36	67	—	32
________________________________________
(1)
Brazilian petrochemical industry average of the members of Brazilian Association of Chemical Industry and Derivative Products for 2006, as reported by the Brazilian Association of Chemical Industry and Derivative Products.

     Our safety record in 2007 included the following results:

  a 41% decrease in our rate of personal accidents of all types, compared to 2006;

  11 of our 18 units had no accidents causing injuries requiring a worker to be absent from work during 2007; and

  our total cost resulting from accidents was approximately 50% higher than in 2006.

     Each of our industrial plants is equipped with a comprehensive firefighting safety system. At the Northeastern Complex, water is available from a 200,000 cubic meter artificial lake, connected to the industrial plants by a pumping station and a distribution network and built according to international safety standards. We and the other companies in the Northeastern Complex maintain emergency equipment and trained safety crews. The safety plan for the Northeastern Complex provides for firefighting brigades of all companies in the complex to jointly assist in the event of any major accidents. The Northeastern Complex has safety standards for construction density and the design of pipelines and highways.

     Similar systems are employed at our plant in the State of Alagoas and our plant in the State of São Paulo (except with respect to safety standards for construction density and design of pipelines and highways, as we do not have such facilities in São Paulo).

     Each of the nine companies that operate in the Southern Complex relies on its own supply of water from nearby lakes and water tanks for firefighting capabilities. Copesul relies on a 7,400 cubic meter artificial pond, with an additional 12,600 cubic meter pond available in case of emergencies. Both water sources are connected to Copesul’s facilities by a pumping station and a distribution network, which currently employs seven water pumps, built according to international safety standards. Copesul also maintains emergency equipment and trained safety crews. In addition, Copesul’s safety plan provides for firefighting brigades consisting of six technicians and 14 operational and maintenance technicians per shift. Copesul and the other companies located in the Southern Complex are supported by the Southern Complex’s Mutual Plan of Emergency (Plano de Auxílio Mútuo do Pólo). Copesul’s commitment to safety includes the operation of a training center for its safety crews that simulates emergencies typical to the petrochemical industry. Similar systems are employed at the facilities of Ipiranga Petroquímica and our Polyolefins Unit in the Southern Complex.

     We have obtained OSHAS 18001 certification of our Basic Petrochemical Unit and Copesul. This certification relates to our employee health and safety management system.

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

Property, Plant and Equipment

     Our properties consist primarily of petrochemical production facilities in Camaçari in the State of Bahia, in Triunfo in the State of Rio Grande do Sul, in Maceió in the State of Alagoas and in São Paulo in the State of São Paulo. Our principal executive offices are located in São Paulo in the State of São Paulo, and we have an administrative support office in the City of Rio de Janeiro. We also have equity interests in investments located in other parts of the country. We own all our production facilities, but we generally rent our administrative offices.

     The following table sets forth our properties at December 31, 2007 by location of facilities, products produced and size of plant.

Type of Product or Service	Location of Facilities	Size of Plant

		(in hectares (1))

Basic petrochemicals	Camaçari	65.5
Basic petrochemicals	Triunfo	152.8
Waste disposal	Marechal Deodoro	34.3
Polyethylene	Camaçari	24.5
Caustic soda/EDC/chlorine	Maceió	15.0
PVC/caustic soda/chlorine	Camaçari	12.6
Polyethylene	Triunfo	30.5
Polypropylene	Triunfo	10.0
Caprolactam	Camaçari	8.1
PVC	Marechal Deodoro	7.0
PET(2)	Camaçari	6.2
PVC	Vila Prudente/Capuava	3.2
________________________________________
(1)	One hectare equals 10,000 square meters.
(2)	On May 16, 2007, we temporarily closed our PET plant.

     The descriptions of each of our business units above contain detailed charts showing the location, primary products, annual production capacity and historical annual production for each of our company’s production facilities.

     We believe that all of our production facilities are in good operating condition. At December 31, 2007, the consolidated net book value of our property, plant and equipment was R$8,404.1 million. Without giving effect to the proportional consolidation of our jointly controlled companies, the net book value of our property, plant and equipment was R$8,002.8 million.

     Certain of our properties located in the Northeastern Complex (including our DMT plant and all of the equipment located in this plant) and two of our polyolefins plants in the Southern Complex are mortgaged or pledged to secure certain of our financial transactions.

Insurance

     Braskem carries insurance for its plants against material damage and consequent business interruption through “all risks” policies with a total replacement value of US$6.1 billion. Our insurance coverage is underwritten in the Brazilian insurance market by large Brazilian insurance companies. Approximately 83% of our insurance coverage is reinsured in the international insurance market. Our existing “all risks” policies are in force until November 30, 2008 and are renewed annually.

     The material damage insurance provides insurance coverage for losses due to accidents resulting from fire, explosion and machinery breakdown, among others. This coverage has a maximum indemnification limit of US$1.9 billion per event (combined material damage and business interruption coverage) and has deductibles of up to US$5 million depending on the plant. The business interruption coverage provides insurance for losses resulting from interruptions due to any material damage covered by the policy. This coverage is calculated to insure against losses up to US$956.9 million due to shutdowns extending beyond 60 days. The losses are covered until the plant and production are fully re-established, with maximum indemnity periods ranging from 12 to 24 months.

     Copesul carries insurance with the same terms and conditions as Braskem with a total replacement value of US$2.3 billion, a maximum indemnification limit of US$1.6 billion per event (combined material damage and business interruption coverage) and a deductible of up to US$10 million. The business interruption coverage contracted by Copesul insures against losses of up to US$ 490.7 million for an indemnity period of 24 months.

     Ipiranga Petroquímica carries property damage insurance to cover its plants and business interruptions with a total replacement value of US$509.2 million, a maximum indemnification limit of US$500 million per event (combined material damage and business interruption coverage), and a deductible of US$750,000. The business interruption coverage contracted by Ipiranga Petroquímica insures against losses of up to US$204 million for an indemnity period of 18 months.

     We also have a third-party liability policy, which covers losses for damages caused to third parties from our operations, including sudden environmental pollution, up to a limit of US$60 million per loss or occurrence in the case of Braskem, US$35 million in the case of Copesul and R$50 million in the case of Ipiranga Petroquímica.

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

  CADE, an independent agency consisting of a president and six members;

  Economic Law Office of the Ministry of Justice (Secretaria de Direito Econômico), or SDE; and

  SEAE, which reviews transactions from an economic viewpoint.

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

     The Ipiranga Transaction is subject to the final approval of the Brazilian antitrust authorities. However, Brazilian law permits us to consummate these transactions prior to receiving this final approval, unless CADE issues a writ of prevention blocking a transaction or requires the parties to enter into an agreement permitting the effects of the transaction to be reversed which, by its terms, delays the consummation of the transaction. Our company, together with Ultrapar and Petrobras, submitted the terms and conditions of the Ipiranga Transaction for review by the Brazilian antitrust authorities in April 2007.

     In April 2007, CADE issued a writ of prevention relating to the Ipiranga Transaction, which, among other things, prevented our exercise of strategic management control over Ipiranga Química and Ipiranga Petroquímica.  In issuing the writ of prevention, CADE stated that the purpose of the writ of prevention was to guarantee that the Ipiranga Transaction could be reversed in the event that CADE so determined following its review of the Ipiranga Transaction. In April 2007, CADE revoked this writ of prevention upon the agreement of our company to execute the Reversibility Agreement designed to preserve the reversibility of the Ipiranga Transaction. Under the Reversibility Agreement, we agreed to preserve all of the assets acquired in the Ipiranga Transaction until CADE makes a final determination with respect to the Ipiranga Transaction, and we are permitted to effectively own and manage these assets pending this final determination.

     Although the terms and conditions of the Ipiranga Transaction were submitted to the Brazilian antitrust authorities in four separate filings reflecting the separate markets affected by the Ipiranga Transaction, on September 19, 2007, CADE decided that the four fillings should be analyzed and submitted for approval together.

     SEAE issued a favorable opinion with respect to the Ipiranga Transaction in February 2008. Approval of this transaction by CADE remains pending.

     Although we believe that the Petrobras Transaction is not subject to the final approval of the Brazilian antitrust authorities, because the Petrobras Transaction is a follow-on transaction to the Ipiranga Transaction and does not involve any change of control of our company or Petrobras, we and Petrobras submitted the terms and conditions of the Petrobras Transaction to the Brazilian antitrust authorities in December 2007.

     The SEAE and the SDE issued favorable opinions with respect to the Petrobras Transaction in April 2008. Approval of this transaction by CADE remains pending.

     There can be no assurances that the Brazilian antitrust authorities will approve the Ipiranga Transaction as currently structured, agree with our analysis of the Petrobras Transaction, or that these authorities will not impose additional conditions on these transactions.

ITEM 4A. UNRESOLVED STAFF COMMENTS.

     None.

ITEM 5. OPERATING AND FINANCIAL REVIEW AND PROSPECTS

     The following discussion of our financial condition and results of operations should be read in conjunction with our audited consolidated financial statements at December 31, 2007 and 2006 and for the three years ended December 31, 2007 included in this annual report, as well as with the information presented under “Introduction” and “Item 3. Key Information—Selected Financial Information.”

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

  a discussion of the principal factors that influence our results of operations;

  a discussion of our results of operations for the years ended December 31, 2007, 2006 and 2005;

  a discussion of developments since the end of 2007 that may materially affect our results of operations, financial condition and liquidity;

  a discussion of our liquidity and capital resources, including our working capital at December 31, 2007, our cash flows for the years ended December 31, 2007, 2006 and 2005, and our material short-term and long- term indebtedness at December 31, 2007;

  a discussion of our off-balance sheet arrangements;

  a discussion of our capital expenditures and our contractual commitments; and

  a qualitative and quantitative discussion of market risks that we face.

Overview

     We are the leading petrochemical company in Latin America, based on average annual production capacity in 2007. We are also the third largest Brazilian-owned private sector industrial company, based on net sales revenue in 2006 (the most recent year for which comparative information is currently available). We recorded net sales revenue of R$17,679.4 million and net income of R$547.6 million in 2007. We produce a diversified portfolio of petrochemical products in our 19 plants in Brazil and have a strategic focus on polyethylene, polypropylene and PVC. We were the first Brazilian company with integrated first and second generation petrochemical production facilities.

     Our results of operations have been significantly influenced by (1) beginning in the second quarter of 2007, the effects of the Ipiranga Transaction and our consolidation of the assets, liabilities and results of operations of Ipiranga Química, Ipiranga Petroquímica and Copesul as from April 1, 2007, and (2) to a lesser extent, beginning in the second quarter of 2006, the effect of the Politeno Acquisition on April 6, 2006 and our full consolidation of the assets, liabilities and results of operations of Politeno and the inclusion of Politeno’s results in our Polyolefins segment as from April 1, 2006. In addition, our results of operations for the years ended December 31, 2007, 2006 and 2005 have been influenced, and our results of operations will continue to be influenced, by a variety of factors, including:

  the growth of Brazilian GDP, which grew by 5.4% in 2007, 3.7% in 2006 and 2.3% in 2005, which affects the demand for our products and, consequently, our domestic sales volume;

  the expansion of global production capacity for the products that we sell and the growth rate of the global economy;

  the international market price of naphtha, our principal raw material, expressed in dollars, which increased by 60.5% in 2007, 5.1% in 2006 and 35.7% in 2005 and which has increased the cost of producing our products;

  increases in the average domestic prices of our principal thermoplastic products expressed in dollars as a result of our ability to pass through our increased raw material costs;

  our capacity utilization rates, which increased for many of our products during 2007 as a result of higher demand for our products, increased efficiency at many of our production facilities and fewer scheduled maintenance stoppages;

  the appreciation of the Brazilian real against the U.S. dollar by 17.2% in 2007, 8.7% in 2006 and 11.8% in 2005, which has affected the amounts as expressed in reais of our net sales revenues, our cost of sales and services rendered and some of our operating and other expenses that are denominated in or linked to U.S. dollars, and has affected our financial expenses as a result of our significant U.S. dollar-denominated liabilities that require us to make principal and interest payments in U.S. dollars;

  the level of our outstanding indebtedness, the decline of benchmark interest rates in Brazil during 2007, 2006 and 2005, which has reduced our interest expenses on our real-denominated floating rate debt, and the prevailing LIBOR rate, which affects our interest expenses on our dollar-denominated floating rate debt;

  inflation rates in Brazil, which were 7.9% in 2007, 3.8% in 2006 and 1.2% in 2005 as measured by the General Price Index—Internal Availability, and the effects of inflation on our operating expenses denominated in reais and our real-denominated debt that is indexed to take into account the effects of inflation or bears interest at rates that are partially adjusted for inflation;

  the results of operations of those companies in which we have or had minority equity interests, such as Copesul, Politeno and Petroflex, a portion of which are or were consolidated into our results of operations as required by Brazilian GAAP; and

  the tax policies adopted by, and resulting tax obligations to, the Brazilian government and the governments of the Brazilian states in which we operate.

     Our financial condition and liquidity is influenced by a variety of factors, including:

  our ability to generate cash flows from our operations;

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

Financial Presentation and Accounting Policies

Presentation of Financial Statements

     We have prepared our consolidated financial statements at December 31, 2007 and 2006 and for the three years ended December 31, 2007 in accordance with Brazilian GAAP, which differs in certain respects from U.S. GAAP.

     Our consolidated financial statements have been prepared in accordance with Instruction 247. Instruction 247 requires our company to proportionally consolidate jointly controlled companies that are not our subsidiaries.

     Prior to March 31, 2006, we proportionally consolidated the results of Politeno in our consolidated financial statements. As a result of the Politeno Acquisition described under “Item 4. Information On The Company—History and Development of our Company,” we have fully consolidated Politeno’s results in our consolidated financial statements and included Politeno’s results in our Polyolefins segment as from April 1, 2006.

     Prior to March 31, 2007, including for the first three months of 2007, we proportionally consolidated the results of Copesul in our consolidated financial statements. As a result of the Ipiranga Transaction, we have fully consolidated Copesul’s results in our consolidated financial statements and included Copesul’s results as a separate segment as from April 1, 2007.

     Prior to November 30, 2007, we proportionally consolidated the results of Petroflex in our consolidated financial statements. As a result of our entering into an agreement in December 2007 to sell our interests in Petroflex, we accounted for our interest in Petroflex in our Brazilian GAAP financial statements using the equity method as from December 1, 2007.

Reclassifications

     Our consolidated financial statements included in this annual report reflect reclassifications in 2005 of some items to provide for a better comparison among 2006 and 2005. For more information about these reclassifications, see “Introduction—Financial Statements.”

Business Segments and Presentation of Segment Financial Data

     We have implemented an organizational structure that we believe reflects our business activities and corresponds to our principal products and production processes. We now have seven business units and report our results by seven corresponding segments to reflect this organizational structure:

  Basic petrochemicals—This segment includes our production and sale of basic petrochemicals at the Northeastern Complex and our supply of utilities to second generation producers, including some producers owned or controlled by our company.

  Copesul—This segment includes the operations of Copesul, which consist of the production and sale of basic petrochemicals at the Southern Complex, and our supply of utilities to second generation producers, including some producers owned or controlled by our company. This segment began reporting as from April 1, 2007 as a result of the Ipiranga Transaction.

  Polyolefins—This segment includes the production and sale of polyethylene and polypropylene by our company, excluding the operations of Ipiranga Petroquímica.

  Ipiranga Petroquímica—This segment includes the operations of Ipiranga Petroquímica, which consist of the production and sale of polyethylene and polypropylene. This segment began reporting as from April 1, 2007 as a result of the Ipiranga Transaction.

  Vinyls—This segment includes our production and sale of PVC, caustic soda and EDC.

  Business development—This segment includes our production and sale of other second generation petrochemical products, such as PET and caprolactam.

  Ipiranga Química—This segment includes the operations of Ipiranga Petroquímica, which consist of the distribution of products manufactured by Ipiranga Petroquímica and other domestic and international companies. This segment began reporting as from April 1, 2007 as a result of the Ipiranga Transaction.

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

     In June 2008, we began the implementation of a new organizational structure under which we will have four business units and report our results by four corresponding segments to reflect this organizational structure:

  Basic petrochemicals—This segment will include our production and sale of basic petrochemicals at the Northeastern Complex and the Southern Complex, and our supply of utilities to second generation producers, including some producers owned or controlled by our company. This segment will include the operations of our former basic petrochemicals segment and our former Copesul segment.

  Polymers—This segment includes the production and sale of second generation products, including polyethylene, polypropylene and PVC, by our company. This segment will include the operations of our former pololefins segment, our former Ipiranga Petroquímica segment, our former vinyls segment, our former business development segment and our former Ipiranga Química segment.

  International—This segment includes the development of our petrochemicals operations outside of Brazil, and will include our interests in Propilsur, Polimerica and our joint venture with Pertóleos de Perú— Petroperú S.A.

  New businesses—This segment includes the development of new businesses and technologies in Brazil, including our investment in the new polyethylene plant that we plan to construct to produce resins using sugar cane ethanol.

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

  Provision for doubtful accounts. We record a provision for doubtful accounts in an amount considered sufficient to cover estimated losses on the realization of the receivables, taking into account our loss experience. Management established that in the end of each month, the provision should correspond to the average of the last 12 months of the following sum: (i) 50% of the amount of the overdue accounts receivables aged from 90 to 180 days; (ii) 100% of the amount of the overdue accounts receivables aged from 180 days on and (iii) 100% of the amount of the accounts receivables in recovery by the legal department.

  Impairment and depreciation and amortization of permanent assets: Current accounting practice requires use of undiscounted cash flow in order to evaluate any impairment on long-lived assets, for which discounted cash flow should be used whenever circumstances under undiscounted cash flow indicate impairment. We perform annual cash flow studies to determine if the accounting value of our assets, primarily our property, plant and equipment, goodwill and other intangible assets, is compatible with the profitability resulting from the respective business units. If the cash flows are lower than the accounting value, we record a provision for impairment of the asset’s value. In order to estimate future cash flows, we must make various assumptions about matters that are highly uncertain, including future production and sales, product prices (which we estimate based on current and historical prices, price trends and related factors), future taxes payable and operating costs. All cash flo ws have been assembled by using current variables and discounted considering Braskem weighted average cost of capital - WACC, which is calculated by applying capital asset pricing model in order to determine the cost of equity and the cost of raising new long-term debt at marginal rate of corporate one to determine the effective cost of debt. We regularly recognize expenses related to the depreciation of our property, plant and equipment and to the amortization of our deferred charges, goodwill and other intangible assets. The rates of depreciation or amortization are based on our or on third-party estimates of the useful lives of the fixed assets or otherwise over the periods during which these assets can be expected to provide benefits to us.

  Valuation of investments. We record long-term investments at cost or under the equity accounting method, depending on our participation in voting capital and the degree of influence that we exercise over the operations of the companies involved. We evaluate the fair value of investments for impairment whenever the performance of the underlying entity indicates that impairment may exist. In such cases, the fair value of the investments is estimated principally based on discounted estimated cash flows using assumptions. Arriving at assumptions and estimates concerning these cash flows is a complex and often subjective process involving estimation of future revenues, costs and taxes.

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

  Pension plans. For defined benefit plans that we sponsor, we calculate our funding obligations based on calculations performed by independent actuaries using assumptions that we provide about interest rates, investment returns, levels of inflation, mortality rates and future employment levels. These assumptions directly impact our liability for accrued pension costs and the amounts we record as pension costs. In June 2005, Braskem announced that it intends to withdraw as a sponsor of its defined benefit plans. Unrecognized actuarial gains and losses are amortized either over the estimated future service period of employees or over the estimated period of the plan final settlement, whichever is less.

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

  Contingencies. We are currently involved in numerous judicial and administrative proceedings, as described under “Item 8. Financial Information” and in notes 9, 16, 17 and 21 to our consolidated financial statements. We record accrued liabilities for contingencies that we deem probable of creating an adverse effect on the result of operations or financial condition. We believe that these contingencies are properly recognized in our financial statements. We are also involved in judicial and administrative proceedings that are aimed at obtaining or defending our legal rights with respect to taxes that we believe to be unconstitutional or otherwise not required to be paid by our company. We believe that these proceedings will ultimately result in tax credits or benefits, which we do not recognize in our financial statements until the contingency has been resolved. When, based on favorable but appealable court decisions, we use tax credits or benefits in dispute to offset curr ent tax obligations, we establish a provision equal to the amount used and maintain the provision until a final decision on those credits or benefits. Our provisions include interest on the tax obligations we have offset with disputed credits or benefits at the interest rate defined in the relevant tax law.

Principal Factors Affecting Our Results of Operations

Effects of the Ipiranga Transaction

     On March 18, 2007, we entered into the Ipiranga Investment Agreement with Ultrapar and Petrobras. On the same date, Ultrapar and the controlling shareholders of RPI, CBPI and DPPI entered into the Purchase Agreement, with our company and Petrobras as intervening parties. As a result of the Ipiranga Transaction:

  we own, directly and indirectly, shares of Copesul representing 62.7% of the total and voting share capital of Copesul; and

  we own shares of Ipiranga Química representing 60% of its total share capital and voting share capital, which in turn owns all of the total share capital and voting share capital of Ipiranga Petroquímica.

Upon the final completion of the fourth phase of the Ipiranga Transaction, we will own shares of RPI representing 33.3% of total share capital and voting share capital of RPI.

     As a result of the Ipiranga Transaction, we have fully consolidated the results of Copesul and its subsidiaries and consolidated the results of Ipiranga Química and its subsidiaries, including Ipiranga Petroquímica, into our financial statements as from April 1, 2007. We have accounted for each of Copesul, Ipiranga Química and Ipiranga Petroquímica as separate segments in our financial statements as from the same date. In addition, we have accounted for our interest in the results of RPI under the equity method in our financial statements as from April 1, 2007.

     The total purchase price to our company of the shares of Ipiranga Química that we have acquired and the shares of RPI that we will acquire from Ultrapar in the Ipiranga Transaction was R$1,489.1 million. In addition, we paid R$1,418.5 million for the Copesul shares not owned by our company, Ipiranga Petroquímica, Petroquisa or Triunfo and R$117.9 million for the shares of Ipiranga Petroquímica not owned by Ipiranga Química.

     We financed the Ipiranga Transaction through borrowings of US$1,200.0 million under our Acquisition Credit Agreement, US$312.5 million under an export prepayment agreement with PIFCo and US$61.0 million under two short-term financing transactions.

     For additional information regarding the Ipiranga Transaction, see “Item 4. Information on the Company—Ipiranga Transaction.”

Growth of Brazil’s Gross Domestic Product and Domestic Demand for Our Products

     Sales in Brazil represented 76.2% of our net sales revenue in 2007. As a Brazilian company with substantially all of our operations in Brazil, we are significantly affected by economic conditions in Brazil. Our results of operations and financial condition have been, and will continue to be, affected by the growth rate of GDP in Brazil because our products are used in the manufacture of a wide range of consumer and industrial products.

     Because of our significant market share in many of the Brazilian markets in which our petrochemical products are sold, fluctuations in Brazilian demand for polyethylene, polypropylene and PVC affect our production levels and net sales revenue. GDP in Brazil grew at an estimated compound average annual rate of 2.8% from 1998 through 2007. From 1998 through 2007, the consumption volumes in Brazil of polyethylene, polypropylene and PVC increased at compound average annual rates of 4.4%, 7.9% and 3.3%, respectively.

     In 2005, GDP in Brazil increased by 2.3% . In 2005, Brazilian consumption volumes of polyethylene decreased by 1.7%, polypropylene increased by 2.9% and PVC increased by 2.4%, respectively, compared to 2004.

     In 2006, GDP in Brazil increased by 3.7% . In 2006, Brazilian consumption volumes of polyethylene increased by 11.4%, polypropylene increased by 4.6% and PVC increased by 10.5% compared to 2005.

     In 2007, GDP in Brazil increased by 5.4% . In 2007, Brazilian consumption volumes of polyethylene increased by 7.1%, polypropylene increased by 10.3% and PVC increased by 14.5%, respectively, compared to 2006.

     Brazilian GDP growth has fluctuated significantly, and we anticipate that it will likely continue to do so. Our management believes that economic growth in Brazil should positively affect our future net sales revenue and results of operations. However, continued low growth or a recession in Brazil would likely reduce our future net sales revenue and have a negative effect on our results of operations.

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

Cyclicality Affecting the Petrochemical Industry

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

  in April 2008, our jointly controlled company Paulínia, commenced operations of a polypropylene plant that has an initial annual production capacity of 350,000 tons of polypropylene;

  in 2006, (1) Copesul expanded its annual ethylene production capacity by 65,000 tons and its annual propylene production capacity by 49,000 tons in January; (2) Ipiranga Petroquímica expanded its annual polypropylene production capacity by 30,000 tons in January; (3) Suzano expanded its polypropylene annual production capacity by 60,000 tons in July; and (4) we increased our annual HDPE production capacity by 30,000 tons in September and our annual isoprene production capacity by 8,800 tons in November; and

  in 2005, (1) Solvay expanded its annual PVC production capacity by 30,000 tons in December; and (2) we increased our annual polyethylene production capacity by 30,000 tons in October and our annual PVC production capacity by 50,000 tons in December.

     Based on historical growth of Brazilian domestic demand for polyethylene, polypropylene and PVC, we believe that this additional capacity, other than the capacity of the Paulínia plant, had been absorbed by the domestic market by the end of 2007. We cannot assure you, however, that the propylene production capacity of the Paulínia plant will be fully absorbed by the domestic market or that satisfactory export opportunities will be available for products not sold domestically. In the event that this additional production is not absorbed domestically or sold in export markets, there may be resulting pressure on prices for the affected products, which could adversely affect our net sales revenues, gross margins and overall results of operations.

Effects of Fluctuations in Naphtha Prices

     Fluctuations in the international market price of naphtha have significant effects on our costs of goods sold and the prices that we are able to charge our customers for our first and second generation products.

Effects on Cost of Sales

     Naphtha is the principal raw material used by our Basic Petrochemicals Unit and Copesul and, indirectly, in our other business units. Purchases of naphtha represented 83.1% of the total cost of sales and services rendered of our Basic Petrochemicals Unit and 88.9% of the total cost of sales and services rendered of Copesul in 2007. Naphtha represented 76.3% of our direct and indirect consolidated cost of sales and services rendered in 2007, both directly and indirectly through the cost of basic petrochemicals that we purchased from Copesul during the first quarter of 2007.

     The cost of naphtha varies in accordance with international market prices, which fluctuate depending upon the supply and demand for oil and other refined petroleum products. We purchase naphtha under long-term supply contracts with Petrobras, and we import naphtha through our terminal at Aratú in the State of Bahia and Petrobras’ terminal at Osório in the State of Rio Grande do Sul. The prices that we pay for naphtha under all of these arrangements are based on the Amsterdam-Rotterdam-Antwerp market price. As a result, fluctuations in the Amsterdam-Rotterdam-Antwerp market price for naphtha have a direct impact on the cost of our first generation products.

     Because the primary raw materials of our Polyolefins, Ipiranga Petroquímica and Vinyls Units, principally ethylene and propylene, are first generation products produced by our Basic Petrochemicals Unit and Copesul, fluctuations in the Amsterdam-Rotterdam-Antwerp market price for naphtha result in similar fluctuations in the cost of the primary raw materials of these units.

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

Effects on Prices of Our Products

     Prior to 2005, our Basic Petrochemicals Unit used a margin sharing system for all of our ethylene customers, including our other business units. In 2005, we determined the prices that we charged our ethylene customers, other than our two largest ethylene customers, by reference to international market prices. In 2006, we negotiated with our remaining ethylene customers that used the margin sharing system to terminate the margin sharing system of ethylene pricing and to institute a market pricing system.

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

     The table below sets forth capacity utilization rates with respect to the production facilities for some of our principal products for the years ended December 31, 2007, 2006 and 2005.

	Year Ended December 31,

	2007	2006	2005

Ethylene	94%(1)	87%	91%
Polyethylene	91(2)	89(3)	94(4)
Polypropylene	97(2)	97	94
PVC	91	86	95(5)
________________________________________
(1)	Giving effect to our consolidation of the results of Copesul as from April 1, 2007.
(2)	Giving effect to our consolidation of the results of Ipiranga Petroquímica as from April 1, 2007
(3)	Without giving effect to a 30,000 ton increase of our annual production capacity in September 2006.
(4)	Without giving effect to a 30,000 ton increase of our annual production capacity in November 2005.
(5)	Without giving effect to a 50,000 ton increase of our annual production capacity in December 2005.

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

Effect of Export Levels on Our Financial Performance

     We generally obtain higher prices in Brazil for our products than the prevailing international prices. The difference in prices between the Brazilian and export markets results from:

  high costs of transporting products to and within Brazil;

  warehousing, and other logistics costs; and

  tariffs and duties.

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

     In 2007, 23.8% of our net sales revenue was derived from export sales of our products as compared with 25.6% of our net sales revenue in 2006. Net sales revenues derived from export sales increased by 26.6% in 2007 as a result of the implementation of our strategy to increase our presence in foreign markets, which has led to the establishment of sales offices in Argentina and The Netherlands, enabling us to provide our international costumers with better service through our staff and local distribution centers.

     In 2007, exports to other countries in the Americas accounted for 68.4% of our export sales, with the remainder of our exports sold in Europe, which accounted for 26.7% of our export sales, and the Far East, which accounted for 4.9% of our export sales. Aggregate exports of polyethylene, polypropylene and PVC to Argentina increased by 22.8% in 2007, reflecting improvements in the Argentine economy.

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

Effects of Fluctuations in Exchange Rates between the Real and the U.S. Dollar

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

     The price of naphtha, our principal raw material, is linked to the U.S. dollar. Our naphtha purchase contracts with Petrobras provide that the prices that we pay to Petrobras for naphtha in any month are established based on the average Amsterdam-Rotterdam-Antwerp market price for naphtha in U.S. dollars during the previous month, converted into reais at the real/U.S. dollar exchange rate in effect on the last day of the previous month. Fluctuations in the real affect the cost of naphtha and other U.S. dollar-linked or imported raw materials.

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

     Our consolidated U.S. dollar-denominated indebtedness represented 70.1% of our outstanding indebtedness at December 31, 2007, excluding related party debt. As a result, when the real appreciates against the U.S. dollar:

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

A depreciation of the real against the U.S. dollar has the converse effects.

     Any significant appreciation of the real against the U.S. dollar significantly decreases our financial expenses and our short-term and long-term indebtedness, as expressed in reais. Conversely, any significant depreciation of the real against the U.S. dollar significantly increases our financial expenses and our short-term and long-term indebtedness, as expressed in reais.

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

Effect of Level of Indebtedness and Interest Rates

     At December 31, 2007, our total outstanding consolidated indebtedness on a consolidated basis, excluding related party debt, was R$8,381.9 million. The level of our indebtedness results in significant financial expenses that are reflected in our statement of operations. Financial expenses consist of interest expense, exchange variations of U.S. dollar- and other foreign currency-denominated debt, foreign exchange losses or gains, and other items as set forth in note 23 to our consolidated financial statements. In 2007, we recorded total financial expenses of R$180.1 million, of which R$341.9 million consisted of interest expense and R$203.8 million consisted of monetary variation on financing and related parties, that was more than offset by R$1,073.1 million of foreign exchange gains. The interest rates that we pay depend on a variety of factors, including prevailing Brazilian and international interest rates and risk assessments of our company, our industry and the Brazilian economy made by potential lenders to our company, potential purchasers of our debt securities and the rating agencies that assess our company and its debt securities.

     Standard & Poor’s, Moody’s and Fitch maintain ratings of our company and our debt securities. Standard & Poor’s maintains a rating of our company on a local basis of “br AA+/Stable Outlook,” Moody’s maintains a rating of our company on a local basis of “Aa2.br/Stable Outlook” and Fitch maintains a local rating for our company of “AA (bra)/Positive Outlook.” On a global basis, Standard & Poor’s maintains a local currency rating for our company of “BB+ (stable)” and a foreign currency rating for our company of “BB+ (stable),” Moody’s maintains a local currency rating for our company of “Ba1” and a foreign currency rating for our company of “Ba1” and Fitch maintains a local currency rating for our company of “BB+/Positive Outlook” and a foreign currency rating for our company of “BB+/Positive Outlook.” Any ratings downgrades in the future would likely result in increased interest and other financial expenses relating to borrowings and debt securities and could adversely affect our ability to obtain such financing on satisfactory terms or in amounts required by us.

Effects of Brazilian Inflation

     Inflation affects our financial performance by increasing some of our operating expenses denominated in reais (and not linked to the U.S. dollar). A significant portion of our costs of sales and services rendered, however, are linked to the U.S. dollar and are not substantially affected by the Brazilian inflation rate. Some of our real-denominated debt is indexed to take into account the effects of inflation. Under this debt, the principal amount generally is adjusted with reference to the General Price Index—Market, or the IGP-M, an inflation index, so that inflation results in increases in our financial expenses and debt service obligations. In addition, a significant portion of our real-denominated debt bears interest at the TJLP or the CDI rate, which are partially adjusted for inflation.

Results of Operations of Jointly Controlled Companies

     As a result of the application of Instruction 247 to our consolidated financial statements, we are required to proportionally consolidate the results of jointly controlled companies that are not our subsidiaries. Consequently, our results of operations are subject to fluctuations that depend on the results of these jointly controlled companies. However, in evaluating our results of operations, cash flows and liquidity, our management relies on financial information that does not include the effects of proportional consolidation, principally because we have limited, if any, control over the operations and policies of the companies whose results we are required to proportionally consolidate with our own. In our discussion of our results of operations and our discussion of our liquidity and capital resources, we have provided supplemental information drawn from our accounting records with respect to our results of operations, working capital, cash flows and indebtedness without giving effect to this proportional consolidation to provide information that our management believes more accurately reflects the results of operations and financial position of our company.

     We own 60% of the voting and total share capital of Paulínia. Paulínia has management that is independent from ours and a capital structure, including a level of indebtedness and corresponding level of financing costs, that is different from ours. As a result of the completion of the first phase of the Petrobras Transaction, we will fully consolidate the results of Paulínia into our financial statements as from April 1, 2008. See “Item 4. Information on the Company—Petrobras Transaction.”

     Prior to the Politeno Acquisition on April 6, 2006, we owned 35.0% of Politeno’s voting share capital and 34.0% of its total share capital. As a result, at dates and for periods prior to April 6, 2006, we proportionally consolidated Politeno’s results in our consolidated financial statements and did not include Politeno’s results in our Polyolefins segment. Following the Politeno Acquisition on April 6, 2006, we owned 100% of the voting share capital and 96.2% of the total share capital of Politeno, and we have fully consolidated Politeno’s results in our consolidated financial statements and included Politeno’s results in our Polyolefins segment as from April 1, 2006. Politeno merged with and into Braskem on April 2, 2007.

     Prior to March 31, 2007, we owned 29.5% of the voting share capital and total share capital of Copesul, and we proportionally consolidated the results of Copesul in our consolidated financial statements. As a result of the Ipiranga Transaction and our obtaining effective management control over the 29.5% of the share capital of Copesul then owned by Ipiranga Petroquímica, we have fully consolidated the results of Copesul and its subsidiaries into our financial statements and included Copesul’s results as a separate segment in our financial statements as from April 1, 2007.

     At December 31, 2007, we owned 33.5% of the total share capital of Petroflex, including 33.6% of its voting share capital. In April 2008, we sold all of our share capital in Petroflex to Lanxess Participações Ltda. for an aggregate price of R$252.1 million. See “Item 4. Information On The Company—History and Development of Our Company—Developments Since January 1, 2005—Acquisition of Additional Interest in Petroflex and Sale of Interest in Petroflex.” Prior to November 30, 2007, we accounted for our interest in Petroflex in our Brazilian GAAP financial statements using the proportional consolidation method. As a result of our entering into an agreement in December 2007 to sell our interests in Petroflex, we accounted for our interest in Petroflex in our Brazilian GAAP financial statements using the equity method as from December 1, 2007. As a result of this transaction, Petroflex registered a non-operational gain of R$115.6 million.

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

     We are exempt from corporate income tax on the profits arising from the sale of PVC manufactured at our Alagoas plant and PET manufactured at our plant in the Northeastern Complex until December 31, 2008. We expect that these tax exemptions will be renewed in 2009 for an additional 10-year period. In addition, we are entitled to pay only 25% of the statutory income tax rate on the profits arising from the sale of:

  polyethylene manufactured at one of our polyethylene plants in the Northeastern Complex and basic petrochemical products manufactured in the Northeastern Complex, until December 31, 2011;

  polyethylene manufactured at one of our polyethylene plants in the Northeastern Complex, caustic soda, chlorine and EDC produced at our plants in the Northeastern Complex and Alagoas, and caprolactam manufactured in the Northeastern Complex until December 31, 2012;

  PVC manufactured at our plant in the Northeastern Complex until December 31, 2013; and

  polyethylene manufactured at one of our polyethylene plants in the Northeastern Complex until December 31, 2016.

     Each of our exemptions entitles us to pay only 87.5% of the statutory income tax rate on the profits arising from products manufactured at these plants for a period of one or more years after the dates set forth above.

     Law No. 11,638/07 has recently changed the accounting rules applicable to tax exemptions. As from January 1, 2008, if we or any of our affected subsidiaries has taxable profit resulting from the operations at our Alagoas plant and in our plants in the Northeastern Complex, income tax expense is calculated without giving effect to the tax exemption or reduction (i.e., the income tax benefit of the exemption or reduction will be deducted from income tax expense). The net income arising from the recording of such tax credit will be allocated to a tax incentive reserve established under Brazilian law. This reserve may be used only to increase capital or absorb losses which exceed retained earnings and profits reserves as defined in the Brazilian law. As a result, the eventual expiration of the income tax exemptions will adversely affect our net income in periods after the expiration. Prior to January 1, 2008, the net results arising from tax exemptions or reductions were directly recorded as a tax incentive reserve under our shareholders’ equity.

     Due to operating losses sustained by us in the past, we had R$146.4 million of deferred tax assets arising from R$585.8 million of tax loss carryforwards available at December 31, 2007. Income tax loss carryforwards available for offset in Brazil do not expire. However, the annual offset is limited to 30% of our adjusted net income. This limit also affects the CSLL.

     Our export sales are currently exempt from PIS (a federal value-added tax), COFINS (a federal value-added tax), IPI (a federal value-added tax on industrial products) and the Tax on the Circulation of Merchandise and Services (Imposto Sobre a Circulação de Mercadorias e Serviços), or ICMS (a state value-added tax on sales and services), under generally available exemptions.

Tax Disputes

     We are currently involved in numerous tax proceedings. We have established provisions based on our obligations under current legislation, utilization of the contingent IPI tax credits, and our estimated costs of resolving other claims in which we believe we have a probable tax loss. The tax contingencies relate primarily to the CSLL, PIS, COFINS and IPI. If any of these legal proceedings is decided adversely to us, our results of operations or financial condition could be materially adversely affected. For more information on our tax proceedings, the amounts claimed by governmental authorities and the amounts we have reserved against some of these claims, see “Item 8. Financial Information—Legal Proceedings—Tax Proceedings.”

Recent Developments

Credit Export Note Facility

     In January 2008, we entered into a credit export note facility in the amount of US$150 million with a Brazilian financial institution. This facility bears interest at a rate of 7.3% per annum, payable semiannually in arrears commencing in August 2008. The principal amount of this facility matures in February 2020.

Fourth Phase of Ipiranga Transaction

     As part of the Ipiranga Transaction, in February 2008 Ultrapar delivered:

  shares representing 60% of the total share capital and voting share capital of Ipiranga Química to our company; and

  shares representing 40% of the total share capital and voting share capital of Ipiranga Química to Petrobras.

     In February 2008, we paid to Ultrapar the final installment of the purchase price for the Ipiranga Transaction in the amount of R$633.5 million, and we received the sixth and final disbursement under the Acquisition Credit Agreement in the aggregate amount of US$251.2 million to fund this payment.

Sale of Interest in Petroflex

     In April 2008, we sold all of our share capital in Petroflex to Lanxess for an aggregate price of R$252.1 million

Petrobras Transaction

     On May 30, 2008, Braskem completed the first phase of the Petrobras Transaction. In the first phase of the Petrobras Transaction, Petrobras and Petroquisa contributed the following assets to Braskem:

  36.4% of the voting and outstanding share capital of Copesul;

  40.0% of the voting and outstanding share capital of Ipiranga Química; and

  40.0% of the voting and outstanding share capital of Paulínia.

     In exchange for these assets, Braskem issued an aggregate of 46,903,320 common shares and 43,144,662 class A preferred shares to Petroquisa.

     As a result of the completion of the first phase of the Petrobras Transaction, Petrobras owns, directly and indirectly, 23.1% of our total share capital, including 30.0% of our voting share capital, and Braskem owns, directly and indirectly:

  99.2% of the outstanding share capital of Copesul;

  all of the outstanding share capital of Ipiranga Química, which in turn owns all of the outstanding share capital of Ipiranga Petroquímica; and

  all of the outstanding share capital of Paulínia.

     The first phase of the Petrobras Transaction was implemented through an exchange of shares (incorporação de ações) in which shares of Braskem were issued to Petroquisa in exchange for shares of Grust Holdings S.A., a wholly-owned subsidiary of Petroquisa that, directly and indirectly, owns the interests in Copesul, Ipiranga Química, Ipiranga Petroquímica and Paulínia contributed to Braskem.

     As a result of the completion of the first phase of the Petrobras Transaction, we will no longer record minority interests with respect to Copesul and Ipiranga Química. In addition, we will fully consolidate the results of Paulínia into our financial statements as from April 1, 2008.

Fixed Rate Notes

     On June 5, 2008, we issued and sold US$500.0 million aggregate principal amount of our 7.250% Notes due 2018. Interest on these notes is payable semi-annualy in arrears in June and December of each year and these notes mature on June 5, 2018. We used the proceeds of this offering to repay a portion of the indebtedness outstanding under the Acquisition Credit Agreement.

Results of Operations

     The following discussion of our results of operations is based on our consolidated financial statements prepared in accordance with Brazilian GAAP.

     Our results of operations for the year ended December 31, 2007 are not comparable to our results of operations for the year ended December 31, 2006 as a result of the Ipiranga Transaction. As a result of the Ipiranga Transaction, we have fully consolidated the results of Ipiranga Química, Ipiranga Petroquímica and Copesul and included these companies as separate segments as from April 1, 2007. Prior to April 1, 2007, we did not include the results of our Ipiranga Química and Ipiranga Petroquímica segments in our consolidated financial statements, we proportionally consolidated the results of Copesul in our consolidated financial statements to reflect our 29.5% interest in Copesul’s voting and total share capital and we did not reflect any of the results of Copesul in any of our then-existing segments.

     Prior to March 31, 2006, we proportionally consolidated the results of Politeno in our consolidated financial statements. As a result of the Politeno Acquisition described under “Item 4. Information On The Company—History and Development of Our Company,” we have fully consolidated Politeno’s results in our consolidated financial statements and included Politeno’s results in our Polyolefins segment as from April 1, 2006. Politeno merged with and into Braskem on April 2, 2007.

     Prior to March 31, 2007, we proportionally consolidated the results of Copesul in our consolidated financial statements. As a result of the Ipiranga Transaction, three of our segments (Copesul, Ipiranga Petroquímica and Ipiranga Química) were created, and we have fully consolidated the results of Copesul and have consolidated the results of Ipiranga Química and Ipiranga Petroquímica in our consolidated financial statements as from April 1, 2007.

     During 2007, we proportionally consolidated the results of three jointly controlled companies: Paulínia; Petroflex (through November 30, 2007); and Cetrel. During 2006 and 2005, we proportionally consolidated the results of four jointly controlled companies: Copesul, Paulínia, Petroflex, and Cetrel.

     The discussion of the results of our business segments is based upon financial information reported for each of the segments of our business, as presented in the table below. There are certain differences between the concepts used by our company in preparing information about segments and the requirements of Brazilian GAAP as applied in the statutory financial statements. The principal differences are:

  investments in certain jointly controlled companies which are required to be proportionally consolidated under Brazilian GAAP are not considered as part of any segment for segment reporting purposes and are included under the columns titled “CVM 247” in the tables below; and

  operating income for segment reporting purposes does not consider the results of investments in associated companies and financial income and expenses, whereas such results and income and expenses are classified as operating items for statutory reporting purposes.

     The following tables set forth the operating results of each of our segments and the reconciliation of these results of our segments to our consolidated results of operations. This segment information was prepared on the same basis as the information that our senior management uses to allocate resources among segments and evaluate their performance. We evaluate and manage the performance of our segments based on information generated from our statutory accounting records maintained in accordance with Brazilian GAAP and reflected in our consolidated financial statements. However, the operating income presented in the following tables does not include financial expenses, financial income and results from equity accounting.

	Year Ended December 31, 2007

				Selling, general
		Cost of sales		and	Depreciation
	Net sales	and services		administrative	and	Other expense	Operating
	revenue	rendered	Gross profit	expenses	amortization	(income), net	income

	(in millions of reais)

Basic Petrochemicals	R$7,220.7	R$6,341.2	R$879.5	R$324.6	R$1.4	R$(15.9)	R$569.4
Polyolefins	5,669.1	4,636.1	1,033.0	427.1	13.9	(14.4)	577.6
Vinyls	1,789.4	1,438.1	351.3	201.7	2.1	(25.9)	173.4
Business Development	489.7	510.3	(20.6)	16.5	0.0	22.8	(59.9)
Copesul	5,516.1	4,924.7	591.4	74.6	17.6	(10.1)	509.3
Ipiranga Petroquímica	1,551.4	1,232.5	318.9	85.1	5.7	26.0	202.1
Ipiranga Química	392.6	338.9	53.7	39.1	4.3	0.7	9.6

Total segments	22,629.0	19,421.8	3,207.2	1,168.7	45.0	12.0	1,981.5
Eliminations	(5,617.4)	(5,488.4)	(129.0)	32.8	432.0	(142.3)	(451.5)

Total prior to CVM 247	17,011.6	13,933.4	3,078.2	1,201.5	477.0	(130.3)	1,530.0
Effects of CVM 247	667.8	507.6	160.2	37.0	2.1	(1.2)	122.3

Consolidated	R$17,679.4	R$14,441.0	R$3,238.4	R$1,238.5	R$479.1	R$(131.5)	R$1,652.3

	Year Ended December 31, 2006

				Selling, general
		Cost of sales		and	Depreciation
	Net sales	and services		administrative	and	Other expense	Operating
	revenue	rendered	Gross profit	expenses	amortization	(income), net	income

	(in millions of reais)

Basic Petrochemicals	R$6,883.6	R$5,994.8	R$888.8	R$339.0	R$0.4	R$10.4	R$539.0
Polyolefins	4,775.8	3,985.4	790.4	344.5	10.4	(22.5)	458.0
Vinyls	1,541.7	1,245.3	296.4	123.0	0.4	(35.1)	208.1
Business Development	483.1	545.7	(62.6)	26.0	0.1	(1.9)	(86.8)
Copesul	—	—	—	—	—	—	—
Ipiranga Petroquímica	—	—	—	—	—	—	—
Ipiranga Química	—	—	—	—	—	—	—

Total segments	13,684.2	11,771.2	1,913.0	832.5	11.3	(49.1)	1.118.3
Eliminations	(1,965.2)	(1,889.6)	(75.6)	41.9	368.3	(107.8)	(378.0)

Total prior to CVM 247	11,719.0	9,881.6	1,837.4	874.4	379.6	(156.9)	740.3
Effects of CVM 247	1,273.7	910.5	363.2	77.1	5.4	(29.2)	309.9

Consolidated	R$12,992.7	R$10,792.1	R$2,200.6	R$951.5	R$385.0	R$(186.1)	R$1,050.2

	Year Ended December 31, 2005

				Selling, general
		Cost of sales		and	Depreciation
	Net sales	and services		administrative	and	Other expense	Operating
	revenue	rendered	Gross profit	expenses	amortization	(income), net	income

	(in millions of reais)

Basic Petrochemicals	R$7,226.7	R$6,138.5	R$1,088.2	R$250.3	R$0.0	R$(57.1)	R$895.0
Polyolefins	3,919.0	3,182.8	736.2	229.0	6.9	(53.0)	553.3
Vinyls	1,794.1	1,271.9	522.2	89.2	0.8	(6.6)	438.8
Business Development	569.0	552.9	16.1	18.2	0.3	(9.2)	6.8
Copesul	—	—	—	—	—	—	—
Ipiranga Petroquímica	—	—	—	—	—	—	—
Ipiranga Química	—	—	—	—	—	—	—

Total segments	13,508.8	11,146.1	2,362.7	586.7	8.0	(125.9)	1,893.9
Eliminations	(1,894.2)	(1,827.6)	(66.6)	89.7	342.2	56.1	(554.6)

Total prior to CVM 247	11,614.6	9,318.5	2,296.1	676.4	350.2	(69.8)	1,339.3
Effects of CVM 247	1,460.5	1,043.2	417.3	110.7	5.4	47.0	254.2

Consolidated	R$13,075.1	R$10,361.7	R$2,713.4	R$787.1	R$355.6	R$(22.8)	R$1,593.5

     In the following discussion, references to increases or decreases in any period are made by comparison with the corresponding prior period, except as the context otherwise indicates.

Year Ended December 31, 2007 Compared with Year Ended December 31, 2006

Consolidated Results

     The following table sets forth consolidated financial information for the years ended December 31, 2007 and 2006.

	Year Ended December 31,

	2007(1)	2006(2)

	(in millions of reais)

Net sales revenue	R$17,679.4	R$12,992.7
Cost of sales and services rendered	(14,441.0)	(10,792.1)

Gross profit	3,238.4	2,200.6
Selling, general and administrative expenses	(1,238.5)	(951.5)
Depreciation and amortization	(479.1)	(385.0)
Other operating income, net	131.5	186.1
Results from equity accounting(3)	(107.3)	(28.8)
Financial expenses, net	(293.6)	(938.4)

Operating income	1,251.4	83.0
Non-operating expenses, net	(67.2)	7.1

Income before income tax and social contribution and minority interest	1,184.2	90.1
Income tax and social contribution	(377.0)	12.8

Income before profit sharing and minority interest	807.2	102.9
Profit sharing	(18.7)	—
Minority interest	(240.9)	(1.6)

Net income	R$ 547.6	R$ 101.3

(1)	As a result of the Ipiranga Transaction, includes fully consolidated results of Copesul and consolidated results of Ipiranga Química and Ipiranga Petroquímica as from April 1, 2007.

(2)
As a result of the Politeno Acquisition described under “Item 4. Information On The Company—History and Development of Our Company,” includes fully consolidated results of Politeno for periods as from April 1, 2006. Politeno merged with and into Braskem on April 2, 2007.

(3)
Results from equity accounting comprises the following line items in our consolidated statement of operations: equity in the results, amortization of goodwill (negative goodwill), net, foreign exchange variation, and tax incentives and other.

     Net Sales Revenue

     Net sales revenue increased by 36.1% in 2007 primarily as a result of the following factors:

  the effects of the full consolidation of the results of Copesul in our financial statements as from April 1, 2007 compared to the effects of proportional consolidation of our 29.5% equity interest in Copesul in our financial statements for periods ended prior to April 1, 2007;

  the consolidation of the results of Ipiranga Química and its subsidiaries in our financial statements as from April 1, 2007; and

  an 18.7% increase in net sales revenue of our Polyolefins segment.

     Without giving effect to the proportional consolidation of our jointly controlled entities and the effects of intercompany eliminations, the aggregate increase of net sales revenues of our consolidated subsidiaries in 2007 compared to 2006 that was related to the consolidation Ipiranga Química, Ipiranga Petroquímica and Copesul as from April 1, 2007 was R$7,460.1 million.

     Without giving effect to the proportional consolidation of our jointly controlled companies (Paulínia, Petroflex and Cetrel during 2007, and Copesul, Paulínia, Petroflex and Cetrel during 2006), our net sales revenue increased by 45.2% in 2007.

     Cost of Sales and Services Rendered and Gross Profit

     Cost of sales and services rendered increased by 33.8% in 2007, primarily as a result of the following factors:

  the effects of the full consolidation of the results of Copesul in our financial statements as from April 1, 2007 compared to the effects of proportional consolidation of our 29.5% equity interest in Copesul in our financial statements for periods ended prior to April 1, 2007;

  the consolidation of the results of Ipiranga Química and its subsidiaries in our financial statements as from April 1, 2007; and

  a 16.3% increase in cost of sales of our Polyolefins segment.

     Without giving effect to the proportional consolidation of our jointly controlled entities and the effects of intercompany eliminations, the aggregate increase of cost of sales and services rendered of our consolidated subsidiaries in 2007 compared to 2006 that was related to the consolidation Ipiranga Química, Ipiranga Petroquímica and Copesul as from April 1, 2007 was R$6,496.1 million.

     Without giving effect to the proportional consolidation of our jointly controlled companies, our cost of sales and services rendered increased by 41.0% in 2007.

     Gross profit increased by 47.2% in 2007. Without giving effect to the proportional consolidation of our jointly controlled companies, gross profit increased by 67.5% in 2007.

     Gross profit as a percentage of net sales revenue, or gross margin, was 18.3% in 2007 compared to 16.9% in 2006. Without giving effect to the proportional consolidation of our jointly controlled companies, gross margin increased to 18.1% in 2007 compared to 15.7% in 2006.

     Selling, General and Administrative Expenses

     Selling, general and administrative expenses increased by 30.2% in 2007, primarily as a result of the following factors:

  the effects of the full consolidation of the results of Copesul in our financial statements as from April 1, 2007 compared to the effects of proportional consolidation of our 29.5% equity interest in Copesul in our financial statements for periods ended prior to April 1, 2007;

  the consolidation of the results of Ipiranga Química and its subsidiaries in our financial statements as from April 1, 2007;

  our consolidation of the results of Politeno for 12 months in 2007 as compared to nine months in 2006 as a result of the Politeno Acquisition on April 6, 2006; and

  the effects of high export volumes which contributed to significant increases in logistics and selling expenses.

     Selling, general and administrative expenses represented 7.0% of net sales revenue in 2007 compared to 7.3% of net sales revenue in 2006.

     Without giving effect to the proportional consolidation of our jointly controlled entities and the effects of intercompany eliminations, the aggregate increase of selling, general and administrative expense of our consolidated subsidiaries in 2007 compared to 2006 that was related to the consolidation Ipiranga Química, Ipiranga Petroquímica and Copesul as from April 1, 2007 was R$198.8 million.

     Without giving effect to the proportional consolidation of our jointly controlled companies, selling, general and administrative expenses increased by 37.4% in 2007, and selling, general and administrative expenses represented 7.1% of net sales revenue in 2007 compared to 7.5% of net sales revenue in 2006.

     Depreciation and Amortization

     Depreciation and amortization increased by 24.4% in 2007. Depreciation and amortization expenses were higher in 2007, primarily as a result of the following factors:

  the effects of the full consolidation of the results of Copesul in our financial statements as from April 1, 2007 compared to the effects of proportional consolidation of our 29.5% equity interest in Copesul in our financial statements for periods ended prior to April 1, 2007;

  the consolidation of the results of Ipiranga Química and its subsidiaries in our financial statements as from April 1, 2007; and

  the amortization of our investment in Formula Braskem, a program to implement a comprehensive integrated management system, beginning on October 1, 2006.

     Without giving effect to the proportional consolidation of our jointly controlled companies, depreciation and amortization increased by 25.6% in 2007.

     Other Operating Income, Net

     Other operating income, net declined by 29.3% in 2007. Without giving effect to the proportional consolidation of our jointly controlled companies, other operating income, net increased by 16.8% in 2007.

     Results from Equity Accounting

     Results from equity accounting were an expense of R$107.3 million in 2007 compared to an expense of R$28.8 million in 2006, primarily as a result of the following factors:

  a R$48.4 million increase in amortization of goodwill, principally as a result of the consolidation of the results of Ipiranga Química and its subsidiaries in our financial statements as from April 1, 2007; and

  a R$17.1 million decline in tax incentives, primarily as a result of the expiration of certain ICMS tax benefits that were previously available to Copesul.

     Without giving effect to the proportional consolidation of our jointly controlled companies, results from equity accounting were an expense of R$27.9 million in 2007 compared to an expense of R$166.7 million in 2006.

     Financial Expenses, Net

     Financial expenses, net, declined by 68.7% in 2007, primarily as a result of (1) the effects of the real/U.S. dollar exchange rate on our U.S. dollar-denominated and U.S. dollar-indexed assets and liabilities, and (2) to a lesser extent, our recording of a R$2.5 million net gain on derivative transactions in 2007 compared to a R$47.8 million net loss on derivative transactions in 2006.

     As a result of the 17.2% appreciation of the real against the U.S. dollar in 2007, we recorded:

  financial income of R$1,073.1 million related to the exchange rate effect on our U.S. dollar-denominated and U.S. dollar-indexed liabilities; and

  financial expense of R$350.4 million related to the exchange rate effect on our U.S. dollar-denominated assets.

     As a result of the 8.7% appreciation of the real against the U.S. dollar in 2006, we recorded:

  financial income of R$333.4 million related to the exchange rate effect on our U.S. dollar-denominated and U.S. dollar-indexed liabilities; and

  financial expense of R$204.2 million related to the exchange rate effect on our U.S. dollar-denominated assets.

     Without giving effect to the proportional consolidation of our jointly controlled companies, financial expenses, net declined by 68.6% in 2007.

     Operating Income

     Operating income was R$1,251.4 million in 2007 compared to R$83.0 million in 2006, primarily as a result of the 47.2% increase in gross profit and a 68.7% decrease in financial expenses, net as a result of the significant appreciation of the real against the U.S. dollar. Operating income represented 7.1% of net sales revenue in 2007 compared to 0.6% of net sales revenue in 2006.

     Without giving effect to the proportional consolidation of our jointly controlled entities and the effects of intercompany eliminations, the aggregate increase of operating income of our consolidated subsidiaries in 2007 compared to 2006 that was related to the consolidation Ipiranga Química, Ipiranga Petroquímica and Copesul as from April 1, 2007 was R$1,007.7 million.

     Without giving effect to the proportional consolidation of our jointly controlled companies, operating income increased to R$1,210.9 million in 2007 compared to operating loss of R$21.7 million in 2006 and represented 7.1% of net sales revenue in 2007 compared to (0.2)% of net sales revenue in 2006.

     Non-Operating Income (Expense), Net

     Non-operating expense, net was R$67.2 million in 2007 compared to non-operating income, net of R$7.1 million in 2006. This change was primarily as a result of a R$35.5 million investment loss as a result of the merger of EDSP58 with and into Copesul and a R$19.7 million provision for losses recorded in 2007 related to the permanent closure of the DMT unit in our PET plant. Without giving effect to the proportional consolidation of our jointly controlled companies, non-operating expense, net was an expense of R$56.6 million in 2007 compared to non-operating income, net of R$8.1 million in 2006.

     Income Tax and Social Contribution

     Income tax and social contribution was an expense of R$377.0 million in 2007 compared to a benefit of R$12.8 million in 2006, primarily as a result of the full consolidation of the results of Copesul and the consolidation of the results of Ipiranga Química in our financial statements as from April 1, 2007. Without giving effect to the proportional consolidation of our jointly controlled companies, income tax and social contribution was an expense of R$338.3 million in 2007 compared to a benefit of R$97.0 million in 2006.

     Profit Sharing and Minority Interest

     Minority interest increased to R$240.9 million in 2007 compared to R$1.6 million in 2006, primarily as a result of the full consolidation of the results of Copesul and the consolidation of the results of Ipiranga Química in our financial statements as from April 1, 2007 and the significant minority interests in each of these companies. In addition, we recorded Copesul’s profit sharing expense of R$18.7 million in 2007 as a result of the full consolidation of the results of Copesul in our financial statements. Without giving effect to the proportional consolidation of our jointly controlled companies, minority interest and profit sharing was an expense of R$240.9 million in 2007 compared to an expense of R$1.6 million in 2006.

     Net Income

     We recorded net income of R$547.6 million, or 3.1% of net sales revenue, in 2007 compared to net income of R$101.3 million, or 0.8% of net sales revenue, in 2006.

Business Segment Results

     The following table sets forth consolidated financial information for our business segments for the years ended December 31, 2007 and 2006. We have not included a comparative discussion of the results of the Copesul, Ipiranga Química and Ipiranga Petroquímica business segments as the operations of these business segments had not been acquired prior to December 31, 2006.

	Year Ended December 31,

	2007	2006

	(in millions of reais, except
	percentages)

Basic Petrochemicals
Net sales revenue	R$7,220.7	R$6,883.6
Cost of sales and services rendered	(6,341.2)	(5,994.8)
Gross profit	879.5	888.8

	Year Ended December 31,

	2007	2006

	(in millions of reais, except
	percentages)
Operating income (1)	569.4	539.0
Gross margin (%)	12.2%	12.9%
Operating margin (%)	7.9%	7.8%

Polyolefins(2)
Net sales revenue	R$5,669.1	R$4,775.8
Cost of sales	(4,636.1)	(3,985.4)
Gross profit	1,033.0	790.4
Operating income (1)	577.6	458.0
Gross margin (%)	18.2%	16.6%
Operating margin (%)	10.2%	9.6%

Vinyls
Net sales revenue	R$1,789.4	R$1,541.7
Cost of sales	(1,438.1)	(1,245.3)
Gross profit	351.3	296.4
Operating income (1)	173.4	208.1
Gross margin (%)	19.6%	19.2%
Operating margin (%)	9.7%	13.5%

Business Development
Net sales revenue	R$489.7	R$483.1
Cost of sales	(510.3)	(545.7)
Gross loss	(20.6)	(62.6)
Operating loss (1)	(59.9)	(86.8)
Gross margin (%)	(4.2)%	(13.0)%
Operating margin (%)	(12.2)%	(18.0)%

Copesul(3)
Net sales revenue	R$5,516.1	—
Cost of sales and services rendered	(4,924.7)	—
Gross profit	591.4	—
Operating income (1)	509.3	—
Gross margin (%)	10.7%	—
Operating margin (%)	9.2%	—

Ipiranga Petroquímica(3)
Net sales revenue	R$1,551.4	—
Cost of sales	(1,232.5)	—
Gross profit	318.9	—
Operating income (1)	202.1	—
Gross margin (%)	20.6%	—
Operating margin (%)	13.0%	—

Ipiranga Química(3)
Net sales revenue	R$392.6	—
Cost of sales	(338.9)	—
Gross profit	53.7	—
Operating income (1)	9.6	—
Gross margin (%)	13.7%	—
Operating margin (%)	2.4%	—

_______________
(1)	Operating income does not include financial income, financial expense and results from equity accounting.
(2)
As a result of the Politeno Acquisition described under “Item 4. Information On The Company— History and Development of Our Company,” includes fully consolidated results of Politeno for periods as from April 1, 2006. Politeno merged with and into Braskem on April 2, 2007.

(3)	As a result of the Ipiranga Transaction, includes fully consolidated results of Copesul and consolidated results of Ipiranga Química and Ipiranga Petroquímica as from April 1, 2007.

     Basic Petrochemicals

     Net Sales Revenue. Net sales revenue of the Basic Petrochemicals segment increased by 4.9% in 2007. Net sales revenue generated by sales of basic petrochemicals by our Basic Petrochemicals Unit to our other business units increased by 20.0% in 2007 to R$2,727.0 million from R$2,272.1 million in 2006, primarily as a result of our increased production of polyethylene, polypropylene and PVC due to the increased demand for these products. Net sales revenue generated by sales of basic petrochemicals to third parties declined by 0.5% in 2007 to R$3,663.8 million from R$3,681.3 million in 2006.

     Net sales revenue generated by sales of utilities by the Basic Petrochemicals segment to our other segments increased by 10.5% in 2007 to R$177.1 million from R$160.3 million in 2006. Net sales revenue generated by sales of utilities to third parties declined by 6.2% in 2007 to R$351.3 million from R$374.5 million in 2006. Net sales revenue generated by sales of automotive gasoline declined by 23.8% in 2007 to R$301.5 million from R$395.4 million in 2006. Net sales revenue generated by export sales of the Basic Petrochemicals segment increased by 19.6% in 2007 to R$1,189.8 million from R$995.0 million in 2006, primarily as a result of our increased exports of para-xylene due to the availability of this product for export as a result of our temporary closure of our PET plant in May 2007.

     Sales volume of automotive gasoline to third parties declined by 18.9% to approximately 310,800 cubic meters in 2007 from approximately 383,100 cubic meters in 2006, primarily as a result of our reallocation of the intermediate products used to produce automotive gasoline to the production of para-xylene and aromatic solvents which yield higher margins. Domestic sales volume of automotive gasoline to third parties declined by 19.3% in 2007, while export sales volume of automotive gasoline declined by 13.7% . The average domestic price for automotive gasoline declined by 5.7% to R$947 per cubic meter in 2007 from R$1,004 per cubic meter in 2006 and the average export price for automotive gasoline declined by 10.1% to R$1,218 per cubic meter in 2007 from R$1,354 per cubic meter in 2006.

     The most significant factors contributing to the decline of net sales revenue generated by sales of basic petrochemicals to third parties were a R$150.4 million, or 21.6%, decline in net sales revenue generated by sales of ethylene to third parties, and a R$61.2 million, or 43.7%, decline in net sales revenue generated by sales of coperaf-1 to third parties. The effects of these declines were partially offset by a R$62.1 million, or 34.0%, increase in net sales revenue generated by sales of para-xylene to third parties, as well as a R$55.5 million, or 6.3%, increase in net sales revenue generated by sales of propylene to third parties.

     Sales volume of ethylene to third parties declined by 20.6% to approximately 244,300 tons in 2007 from approximately 307,900 tons in 2006, primarily as a result of our consolidation of the results of Politeno for 12 months in 2007 as compared to nine months in 2006 as a result of the Politeno Acquisition on April 6, 2006. Sales of approximately 82,000 tons of ethylene to Politeno in the first quarter of 2006 were accounted for as sales to third parties. Our average price for ethylene declined by 2.5% to R$2,209 per ton in 2007 from R$2,266 per ton in 2006.

     Sales volume of coperaf-1 to third parties declined by 41.0% to approximately 50,000 tons in 2007 from approximately 84,800 tons in 2006, primarily as a result of our increased internal use of coperaf-1 as a raw material in our production of other basic petrochemicals during a portion of 2007 when sales of these basic petrochemicals generated greater margins than sales of coperaf-1. Domestic sales volume of coperaf-1 to third parties declined by 25.2% in 2007, while export sales volume of coperaf-1 declined by 82.2% . The average domestic price for coperaf-1 declined by 7.8% to R$1,605 per ton in 2007 from R$1,740 per ton in 2006 and the average export price for coperaf-1 declined by 13.2% to R$1,229 per ton in 2007 from R$1,416 per ton in 2006.

     Sales volume of para-xylene to third parties increased by 53.5% to approximately 121,400 tons in 2007 from approximately 79,100 tons in 2006, primarily as a result of the increased availability of para-xylene for sale to third parties following the temporary closure of our PET plant in May 2007 and an increase in our production of para-xylene. We made no sales of para-xylene to third parties in the domestic market in 2007, primarily due to the declining demand by PET producers in Brazil for this product as a result of the substitution of lower cost imported polyesther fiber for PET as well as the increased demand for this product by our Mexican customers. Export sales volume of para-xylene to third parties increased by 214.8% in 2007. The average export price for para-xylene declined by 8.6% to were R$2,014 per ton in 2007 from R$2,204 per ton in 2006.

     Sales volume of propylene to third parties increased by 5.3% to approximately 459,100 tons in 2007 from approximately 436,000 tons in 2006, primarily as a result of increased domestic demand for propylene and a competitive opportunity available to our company due to delays in deliveries of propylene from some of Petrobras’ refineries to their customers. Domestic sales volume of propylene to third parties increased by 12.1% in 2007, principally due to increased domestic demand for propylene and our reallocation of some of our production from the export market to the domestic market, in which we receive higher margins, while export sales volume of propylene declined by 15.1% . The average domestic price for propylene declined by 0.6% to R$2,094 per ton in 2007 from R$2,106 per ton in 2006, while the average export price for propylene increased by 3.8% to R$1,895 per ton in 2007 from R$1,825 per ton in 2006.

     Cost of Sales and Services Rendered and Gross Profit. Cost of sales and services rendered of the Basic Petrochemicals segment increased by 5.8% in 2007. This increase was primarily attributable to the increase in sales volume in 2007. The effect of the increase in sales volume was partially offset by the decline in the average cost of naphtha to R$1,303 per ton in 2007 from R$1,252 per ton in 2006, which resulted principally from the appreciation of the real against the dollar. Naphtha accounted for 83.1% of the Basic Petrochemicals segment’s cost of sales in 2007 and 86.6% in 2006.

     Gross profit of the Basic Petrochemicals segment declined by 1.0% in 2007 and gross margin declined to 12.2% in 2007 compared to 12.9% in 2006.

     Operating Income. Operating income of the Basic Petrochemicals segment (which excludes financial income, financial expense and results from equity accounting) increased by 5.6% in 2007, principally as a result of (1) R$15.9 million in other operating income, net, in 2007, primarily as a result of the reclassification of certain revenue, primarily sales of scrap and non-operational products in December 2007, compared to R$10.4 million in other operating expense, net in 2006, and (2) a R$14.4 million decrease in selling general and administrative expenses, primarily as a result of the non-recurrence of losses incurred under certain commodities hedging contracts that we entered into in 2006. These effects were partially offset by a R$9.4 million decline in gross profit. Operating margin of the Basic Petrochemicals segment in 2007 was 7.9% compared to 7.8% in 2006.

     Polyolefins

     Net Sales Revenue. Net sales revenue of the Polyolefins segment increased by 18.7% in 2007. This increase was primarily attributable to a 23.1% increase in net sales revenue generated by sales of polyethylene, as well as an 11.3% increase in net sales revenue generated by sales of polypropylene. Net sales revenue generated by export sales of the Polyolefins segment increased by 9.3% to R$1,391.3 million in 2007 from R$1,272.8 million in 2006.

     Sales volume of polyethylene increased by 9.3% to approximately 426,900 tons in 2007 from approximately 390,500 tons in 2006, primarily as a result of our consolidation of the results of Politeno for 12 months in 2007 as compared to nine months in 2006 as a result of the Politeno Acquisition on April 6, 2006. Domestic sales volume of polyethylene increased by 20.1% in 2007, principally as a result of increased domestic demand, and export sales volume of polyethylene increased by 9.3% . The average domestic price for polyethylene increased by 8.1% to R$3,546 per ton in 2007 from R$3,279 per ton in 2006, while the average export price for polyethylene increased by 1.2% to R$2,774 per ton in 2007 from R$2,741 per ton in 2006.

     Sales volume of polypropylene increased by 7.9% to approximately 571,600 tons in 2007 from approximately 529,900 tons in 2006, principally due to increased capacity utilization rates at our propylene plants. Domestic sales volume of polypropylene increased by 9.1% in 2007, principally due to increased domestic demand, while export sales volume of polypropylene increased by 0.4% . The average domestic price for polypropylene increased by 3.0% to R$3,444 per ton in 2007 from R$3,344 per ton in 2006, while the average export price for polypropylene increased by 2.5% to R$2,681 per ton in 2007 from R$2,614 per ton in 2006.

     Cost of Sales and Gross Profit. Cost of sales of the Polyolefins segment increased by 16.3% in 2007, primarily as a result of a 13.1% increase in the total sales volume of our Polyolefins Unit as a result of our consolidation of the results of Politeno for 12 months in 2007 as compared to nine months in 2006. Our Polyolefins Unit’s average cost for ethylene increased by 9.6% in 2007, and our Polyolefins Unit’s average cost for propylene increased by 1.9% in 2007.

     Gross profit of the Polyolefins segment increased by 30.7% in 2007, and gross margin increased to 18.2% in 2007 compared to 16.6% in 2006.

     Operating income. Operating income of the Polyolefins segment (which excludes financial income, financial expense and results from equity accounting) increased by 26.1% in 2007, principally as a result of a R$242.6 million increase in gross profit, the effects of which were partially offset by (1) a 24.0% increase in selling, general and administrative expenses, primarily due to our consolidation of the results of Politeno for 12 months in 2007 as compared to nine months in 2006 as a result of the Politeno Acquisition on April 6, 2006, and an increase in logistics expenses principally due to the increase in export sales, and (2) R$14.4 million in other operating expense, net, in 2007, principally composed of selling expenses that were reclassified as other operating expenses, primarily in December 2007, compared to R$22.5 million in other operating income, net in 2006, principally composed of non-recurring revenue recovery of R$13.1 million in connection with the reversal of a PIS tax provision in 2006. Operating margin of the Polyolefins segment in 2007 was 10.2% compared to 9.6% in 2006.

     Vinyls

     Net Sales Revenue. Net sales revenue of the Vinyls segment increased by 16.1% in 2007. This increase was primarily attributable to a 20.7% increase in net sales revenue generated by domestic sales of PVC. Net sales revenue generated by export sales of this segment increased by 25.8% to R$151.3 million in 2007 from R$120.2 million in 2006.

     Sales volume of PVC increased by 16.5% to approximately 504,000 tons in 2007 from approximately 432,800 tons in 2006, principally as a result of an increase in opportunities to sell PVC due to a global imbalance in the supply and demand for PVC. Domestic sales volume of PVC increased by 16.1% in 2007, principally due to an increase in domestic demand, while export sales volume of PVC increased by 20.5%, principally due to increased global demand for PVC that outpaced increased production. The average domestic price for PVC increased by 3.9% to R$2,616 per ton in 2007 from R$2,518 per ton in 2006, while the average export price for PVC increased by 0.9% to R$2,000 per ton in 2007 from R$1,982 per ton in 2006.

     Cost of Sales and Gross Profit. Cost of sales of the Vinyls segment increased by 15.5% in 2007, primarily as a result of the increased volume of sales of this segment and a 4.4% increase in the average price of ethylene.

     Gross profit of the Vinyls segment increased by 18.5% in 2007, while gross margin increased to 19.6% in 2007 from 19.2% in 2006.

     Operating Income. Operating income of the Vinyls segment (which excludes financial income, financial expense and results from equity accounting) declined by 16.7% in 2007, primarily as a result of a 64.0% increase in selling, general and administrative expenses as a result of increased accruals for profit sharing and increased storage and distribution expenses, which was partially offset by a R$54.9 million increase in gross profit. The operating margin of the Vinyls segment declined to 9.7% in 2007 from 13.5% in 2006.

     Business Development

     Net Sales Revenue. Net sales revenue of our Business Development segment increased by 1.4% in 2007. This increase was primarily attributable to the 5.2% increase in net sales revenue generated by sales of caprolactam in 2007, the effects of which were partially offset by a 4.6% decline in net sales revenue generated by sales of PET in 2007. Net sales revenue generated by export sales of this segment increased to R$128.7 million in 2007 from R$120.9 million in 2006.

     Sales volume of caprolactam increased by 3.4% to approximately 45,000 tons in 2007 from approximately 43,500 tons in 2006. Domestic sales volume of caprolactam decreased by 29.0% primarily as a result of the shutdown of the plant of one of our domestic customers in June 2006, while export sales volume of caprolactam increased by 50.4% in 2007, primarily as a result of our reallocation of our production to the export market following this plant closure. The average export price for caprolactam increased by 2.4% to R$4,478 per ton in 2007 from R$4,374 per ton in 2006, and the average domestic price for caprolactam increased by 6.3% to R$5,266 per ton in 2007 from R$4,954 per ton in 2006.

     Sales volume of PET declined by 3.7% to approximately 61,600 tons in 2007 from approximately 64,000 tons in 2006. Domestic sales volume of PET increased by 19.3% in 2007 primarily as a result of our successful efforts to persuade our domestic PET customers to substitute our products for imported products that they had been consuming, while exports sales volume of PET declined to approximately 1,300 tons in 2007 from approximately 13,400 tons in 2006, primarily as a result of the reduced volume of PET available to export as a result of the recovery of our domestic sales. The average domestic price for PET declined by 3.4% to R$2,915 per ton in 2007 from R$3,019 per ton in 2006, while the average export price for PET increased by 4.9% to R$2,774 per ton in 2007 from R$2,644 per ton in 2006.

     Cost of Sales and Gross Loss. Cost of sales of the Business Development segment declined by 6.5% in 2007. Gross loss of the Business Development segment decreased to a gross loss of R$20.6 million in 2007 from a gross loss of R$62.6 million in 2006, resulting in a negative gross margin of 4.2% in 2007 compared to a negative gross margin of 13.0% in 2006.

     Operating Loss. Operating loss of the Business Development segment (which excludes financial income, financial expense and results from equity accounting) declined by 31.0%, principally as a result of the R$42.0 million decline in gross loss described above, the effects of which were partially offset by R$22.8 million in other operating expenses, net, in 2007, primarily as a result of the reclassification of some of our selling expenses as other operating expenses, particularly in June 2007, compared to R$1.9 million in other operating income, net in 2006. Operating margin of the Business Development segment was (12.2)% in 2007 compared to an operating margin of (18.0)% in 2006.

     Copesul

     Net Sales Revenue. Net sales revenue of the Copesul segment was R$5,516.1 million in the nine months ended December 31, 2007 (the period in 2007 in which we have fully consolidated the results of Copesul in our financial statements). Net sales revenue generated by sales of basic petrochemicals by the Copesul segment to our other segments was R$2,670.3 million, representing 48.4% of the net sales revenue of this segment. Net sales revenue generated by sales of basic petrochemicals to third parties was R$1,713.2 million, representing 31.1% of the net sales revenue of this segment.

     Net sales revenue generated by sales of condensate was R$788.7 million, representing 14.3% of the net sales revenue of this segment. Net sales revenue generated by sales of utilities to third parties was R$92.9 million, representing 1.7% of the net sales revenue of this segment. Net sales revenue generated by sales of automotive gasoline was R$251.0 million, representing 4.6% of the net sales revenue of this segment. Net sales revenue generated by export sales of the Copesul segment was R$865.4 million, representing 15.7% of the net sales revenue of this segment.

     Sales to third parties of the Copesul segment primarily consisted of:

  net sales of condensate of R$743.8 million, representing 13.5% of the net sales revenue of this segment, a significant portion of which was sold to RPI, which refined condensate into naphtha for resale to our Copesul business unit;
  net sales of benzene of R$487.4 million, representing 8.8% of the net sales revenue of this segment; and
  net sales of ethylene of R$440.7 million, representing 8.0% of the net sales revenue of this segment.

     Sales volume of condensate to third parties was approximately 746,400 tons in the nine months ended December 31, 2007. Our average price for condensate was R$1,057 per ton in the nine months ended December 31, 2007. Sales volume of benzene to third parties was approximately 236,100 tons in the nine months ended December 31, 2007. Our average price for benzene was R$2,064 per ton in the nine months ended December 31, 2007. Sales volume of ethylene to third parties was approximately 191,900 tons in the nine months ended December 31, 2007. Our average price for ethylene was R$2,297 per ton in the nine months ended December 31, 2007.

     Cost of Sales and Services Rendered and Gross Profit. Cost of sales and services rendered of the Copesul segment was R$4,924.7 million in the nine months ended December 31, 2007. The average cost of naphtha, which represented 88.9% of the cost of sales and services rendered of the Copesul segment, was R$1,314 per ton in the nine months ended December 31, 2007.

     Gross profit of the Copesul segment was R$591.4 million in the nine months ended December 31, 2007 and gross margin was 10.7% in the nine months ended December 31, 2007.

     Operating Income. Operating income of the Copesul segment (which excludes financial income, financial expense and results from equity accounting) was R$509.3 million in the nine months ended December 31, 2007. Operating margin of the Copesul segment in the nine months ended December 31, 2007 was 9.2% .

     Ipiranga Petroquímica

     Net Sales Revenue. Net sales revenue of the Ipiranga Petroquímica segment was R$1,551.4 million in the nine months ended December 31, 2007 (the period in 2007 in which we have consolidated the results of Ipiranga Petroquímica in our financial statements). Net sales revenue from sales of polyethylene were R$1,179.2 million, representing 76.0% of the net sales revenue of this segment in the nine months ended December 31, 2007, and net sales revenue from sales of polypropylene were R$372.2 million, representing 24.0% of the net sales revenue of this segment. Net sales revenue generated by export sales of the Ipiranga Petroquímica segment was R$410.8 million in the nine months ended December 31, 2007.

     Sales volume of polyethylene was approximately 350,700 tons in the nine months ended December 31, 2007. Domestic sales volume of polyethylene was approximately 226,300 tons, and export sales volume of polyethylene was approximately 124,400 tons. The average domestic price for polyethylene was R$3,749 per ton in the nine months ended December 31, 2007, while the average export price for polyethylene was R$2,658 per ton in the nine months ended December 31, 2007.

     Sales volume of polypropylene was approximately 111,000 tons in the nine months ended December 31, 2007. Domestic sales volume of polypropylene was approximately 78,700 tons in the nine months ended December 31, 2007, while export sales volume of polypropylene was approximately 32,300 tons. The average domestic price for polypropylene was R$3,713 per ton in the nine months ended December 31, 2007, while the average export price for polypropylene was R$2,479 per ton in the nine months ended December 31, 2007.

     Cost of Sales and Gross Profit. Cost of sales of the Ipiranga Petroquímica segment was R$1,232.5 million in the nine months ended December 31, 2007. The Ipiranga Petroquímica segment’s average cost for ethylene was R$2,303 per ton during the nine months ended December 31, 2007, and the Ipiranga Petroquímica segment’s average cost for propylene was R$2,230 per ton during the nine months ended December 31, 2007.

     Gross profit of the Ipiranga Petroquímica segment was R$318.9 million in the nine months ended December 31, 2007, and gross margin was 20.6% in the nine months ended December 31, 2007.

     Operating Income. Operating income of the Ipiranga Petroquímica segment (which excludes financial income, financial expense and results from equity accounting) was R$202.1 million in the nine months ended December 31, 2007. Operating margin of the Ipiranga Petroquímica segment in the nine months ended December 31, 2007 was 13.0% .

     Ipiranga Química

     Net Sales Revenue. Net sales revenue of the Ipiranga Química segment was R$392.6 million in the nine months ended December 31, 2007 (the period in 2007 in which we have consolidated the results of Ipiranga Química in our financial statements). Net sales revenue from sales of solvents was R$136.4 million, representing 34.7% of the net sales revenue of this segment in the nine months ended December 31, 2007, net sales revenue from sales of polymers was R$106.3 million, representing 27.1% of the net sales revenue of this segment, and net sales revenue from sales of general purpose chemicals was R$41.1 million, representing 38.2% of the net sales revenue of this segment. Sales volume of solvents was approximately 62,000 tons in the nine months ended December 31, 2007, sales volume of polymers was approximately 26,900 tons, and sales volume of general purpose chemicals was approximately 56,800 tons.

     Cost of Sales and Gross Profit. Cost of sales of the Ipiranga Química segment was R$338.9 million in the nine months ended December 31, 2007. Gross profit of the Ipiranga Química segment was R$53.7 million in the nine months ended December 31, 2007, and gross margin was 13.7% in the nine months ended December 31, 2007.

     Operating Income. Operating income of the Ipiranga Química segment (which excludes financial income, financial expense and results from equity accounting) was R$9.6 million in the nine months ended December 31, 2007. Operating margin of the Ipiranga Química segment in the nine months ended December 31, 2007 was 2.4% .

Year Ended December 31, 2006 Compared with Year Ended December 31, 2005

Consolidated Results

     The following table sets forth consolidated financial information for the years ended December 31, 2006 and 2005.

	Year Ended December 31,

	2006(1)	2005

	(in millions of reais)

Net sales revenue	R$ 12,992.7	R$ 13,075.1
Cost of sales and services rendered	(10,792.1)	(10,361.7)

Gross profit	2,200.6	2,713.4
Selling, general and administrative expenses	(951.5)	(787.1)
Depreciation and amortization	(385.0)	(355.6)
Other operating income, net	186.1	22.8
Results from equity accounting(2)	(28.8)	(109.8)
Financial expenses, net	(938.4)	(709.4)

Operating income	83.0	774.3
Non-operating expenses, net	7.1	(25.2)

Income before income tax and social contribution and minority interest	90.1	749.1
Income tax and social contribution	12.8	(177.3)

Income before minority interest	102.9	571.8
Minority interest	(1.6)	54.0

Net income	R$ 101.3	R$ 625.8

______________
(1)
As a result of the Politeno Acquisition described under “Item 4. Information On The Company— History and Development of Our Company,” includes fully consolidated results of Politeno for periods as from April 1, 2006.

(2)
Results from equity accounting comprises the following line items in our consolidated statement of operations: equity in the results, amortization of goodwill (negative goodwill), net, foreign exchange variation and tax incentives and other.

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

     Other Operating Income, Net

     Other operating income, net increased to R$186.1 million in 2006 compared to R$22.8 million in 2005, primarily as a result of (1) a non-recurring revenue recovery of R$112.0 million in connection with the reversal of a tax provision for PIS/COFINS as a result of a favorable decision of the Brazilian Federal Supreme Court in certain suits that we had brought challenging the constitutionality of Law No. 9,718/98, and (2) a R$41.5 million increase in rental of facilities and assignment of right of use, primarily as a result of our contribution of our polypropylene production process technology to Paulínia. Without giving effect to the proportional consolidation of our jointly controlled companies, other operating income, net increased by 124.8% in 2006.

     Results from Equity Accounting

     Results from equity accounting declined by 73.8% in 2006, primarily as a result of a decline of 62.1% in amortization of (goodwill) negative goodwill, net, principally as a result of the elimination of the amortization of goodwill relating to Polialden as a result of the merger of Polialden with our company on May 31, 2006, as well as the realization of negative goodwill in the amount of R$53.0 million in 2006. The effects of this decline were partially offset by a 47.7% decline in tax incentives, primarily as a result of the expiration of certain tax incentives relating to technology utilized by Copesul. Without giving effect to the proportional consolidation of our jointly controlled companies, results from equity accounting increased by 164.6% in 2006.

     Financial Expenses, Net

     Financial expenses, net, increased by 32.3% in 2006, primarily as a result of (1) a R$117.8 million increase in taxes and charges on financial transactions, primarily as a result of the increase in debt in foreign currency in 2006, and (2) a R$100.4 million increase in losses on operational and financial derivatives transactions, primarily as a result of losses incurred under certain commodity hedging contracts and exchange rate hedges that we entered into in 2006. The effects of these increases were partially offset by the effect of the real/U.S. dollar exchange rate on our U.S. dollar-denominated and U.S. dollar-indexed assets and liabilities. As a result of the 8.7% appreciation of the real against the U.S. dollar in 2006, we recorded:

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

Business Segment Results

     The following table sets forth consolidated financial information for our business segments for the years ended December 31, 2006 and 2005.

	Year Ended December 31,

	2006	2005

	(in millions of reais, except
	percentages)
Basic Petrochemicals
Net sales revenue	R$6,883.6	R$7,226.7
Cost of sales and services rendered	(5,994.8)	(6,138.5)
Gross profit	888.8	1,088.2
Operating income (1)	539.0	895.0
Gross margin (%)	12.9%	15.1%
Operating margin (%)	7.8%	12.4%

Polyolefins(2)
Net sales revenue	R$4,775.8	R$3,919.0
Cost of sales	(3,985.4)	(3,182.8)
Gross profit	790.4	736.2
Operating income (1)	458.0	553.3
Gross margin (%)	16.6%	18.8%
Operating margin (%)	9.6%	14.1%

	Year Ended December 31,

	2006	2005

	(in millions of reais, except
	percentages)
Vinyls
Net sales revenue	R$1,541.7	R$1,794.1
Cost of sales	(1,245.3)	(1,271.9)
Gross profit	296.4	522.2
Operating income (1)	208.1	438.8
Gross margin (%)	19.2%	29.1%
Operating margin (%)	13.5%	24.5%

Business Development
Net sales revenue	R$483.1	R$569.0
Cost of sales	(545.7)	(552.9)
Gross profit (loss)	(62.6)	16.1
Operating income (loss)(1)	(86.8)	6.8
Gross margin (%)	(13.0)%	2.8%
Operating margin (%)	(18.0)%	1.2%

_______________
(1)	Operating income does not include financial income, financial expense and results from equity accounting.
(2)
As a result of the Politeno Acquisition described under “Item 4. Information On The Company— History and Development of Our Company,” includes fully consolidated results of Politeno for periods as from April 1, 2006.

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

     Net sales revenue generated by sales of basic petrochemicals by our Basic Petrochemicals segment to our other segments increased by 28.9% in 2006 to R$2,272.1 million from R$1,763.0 million in 2005, principally due to the reclassification of ethylene sales to Politeno as internal sales for the period after April 6, 2006, the date of the Politeno Acquisition, and net sales revenue generated by sales of utilities by our Basic Petrochemicals segment to our other segments increased by 16.0% in 2006 to R$160.3 million from R$138.2 million in 2005. Net sales revenue generated by sales of utilities to third parties increased by 5.9% in 2006 to R$374.5 million from R$353.6 million in 2005. Net sales revenue generated by export sales of the Basic Petrochemicals segment declined by 6.1% in 2006 to R$995.0 million from R$1,059.9 million in 2005.

     Domestic sales volume of ethylene to third parties declined by 47.0% to approximately 307,900 tons in 2006 from approximately 581,100 in 2005 principally due to (1) the reclassification of ethylene sales to Politeno as internal sales for the period after April 6, 2006, the date of the Politeno Acquisition, (2) reduced demand by second generation producers in the Northeastern Complex as a result of operational problems experienced by several of our customers, and (3) a non-programmed maintenance shutdown of our Olefins 1 unit during December 2006 for 13 days, as a result of which we were able to postpone the next scheduled maintenance shutdown of this unit by 12 months. The average domestic price for ethylene increased by 3.8% to R$2,270 per ton in 2006 from R$2,187 per ton in 2005.

     Sales volume of propylene to third parties declined by 9.1% to approximately 436,000 tons in 2006 from approximately 479,500 tons in 2005. Domestic sales volume of propylene to third parties declined 20.0% principally due to (1) reduced demand by second generation producers in the Northeastern Complex as a result of operational problems experienced by several of our customers, and (2) a non-programmed maintenance shutdown of our Olefins 1 unit during December 2006 for 13 days, while export sales volume of propylene increased by 53.6%, principally due to our strategic decision to increase our exports of propylene despite the lower margins available in the international market rather than lower our capacity utilization rate in response to the reduced domestic demand for propylene. The average domestic price for propylene declined by 0.9% to R$2,106 per ton in 2006 from R$2,124 per ton in 2005, and the average export price for propylene declined 11.4% to R$1,825 per ton in 2006 from R$2,059 per ton in 2005.

     Sales volume of para-xylene to third parties declined by 36.9% to approximately 79,100 tons in 2006 from approximately 125,400 tons in 2005. Domestic sales volume of para-xylene to third parties declined 67.7% principally due to the reduced production of polyester fiber in Brazil as end users substituted less expensive polyester fiber for domestically produced polyester fiber. In response to this decline we exported approximately 38,600 tons of para-xylene, a significant portion of which was sold to Mexican customers. The average domestic price for para-xylene increased by 6.6% to R$2,406 per ton in 2006 from R$2,256 per ton in 2005, and the average export price for para-xylene was R$2,307 per ton in 2006.

     Sales volume of benzene to third parties declined by 11.1% to approximately 340,100 tons in 2006 from approximately 382,500 tons in 2005, primarily due to (1) a non-programmed maintenance shutdown of our Olefins 1 unit during December 2006 for 13 days, and (2) a change in the mix of products produced in 2006 that effectively reduced our benzene production capacity during 2006. Domestic sales volume of benzene to third parties increased 7.5%, principally due to the increased demand by domestic producers of nylon fiber, while export sales volume of benzene declined by 21.7%, principally due to the reduced availability of benzene available for export as a result of increased domestic demand. The average domestic price for benzene declined by 10.0% to R$1,971 per ton in 2006 from R$2,190 per ton in 2005 and the average export price for benzene increased 6.5% to R$2,010 per ton in 2006 from R$1,887 per ton in 2005.

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

     Operating Income. Operating income of the Basic Petrochemicals segment (which excludes financial income, financial expense and results from equity accounting) decreased by 39.8% in 2006, principally as a result of (1) the decline in gross profit of this segment, (2) a 35.4% increase in selling, general and administrative expenses, principally as a result of losses incurred under certain commodity hedging contracts that we entered into in 2006, and (3) our incurrence of other operating expenses, net of R$10.4 million in 2006 compared to other operating income, net of R$57.1 million in 2005, primarily due to non-recurring sales of iron scrap in 2005 and our recovery of an account receivable in 2005 in the amount of R$18.6 million that we had previously written off. Operating margin of the Basic Petrochemicals segment was 7.8% in 2006 compared to 12.4% in 2005.

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

     Sales volume of polypropylene increased by 2.4% to approximately 529,900 tons in 2006 from approximately 517,500 tons in 2005. Domestic sales volume of polypropylene increased by 7.9% in 2006, principally due to the expansion of production by some of our customers, while export sales volume of polypropylene declined by 21.4%, principally due to the reduced availability of polypropylene available for export as a result of increased domestic demand. The average domestic price for polypropylene in 2006 remained stable at R$3,344 per ton, while the average export price for polypropylene stated in reais increased by 5.1% to R$2,614 per ton in 2006 from R$2,487 per ton in 2005.

     Sales volume of polyethylene increased by 29.6% to approximately 995,200 tons in 2006 from approximately 768,200 tons in 2005. Domestic sales volume of polyethylene increased by 20.4% in 2006 and export sales volume of polyethylene increased by 46.9% in 2006, principally due to the effects of the Politeno Acquisition. The average domestic price for polyethylene increased by 6.7% to R$3,279 per ton in 2006 from R$3,072 per ton in 2005, while the average export price for polyethylene stated in reais increased by 0.6% to R$2,741 per ton in 2006 from R$2,725 per ton in 2005.

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

     Operating Income. Operating income of the Polyolefins segment (which excludes financial income, financial expense and results from equity accounting) decreased by 17.2% in 2006, primarily as a result of (1) a 50.4% increase in selling, general and administrative expenses, principally due to higher expenses as a result of the Politeno Acquisition, and (2) a 57.6% decrease in other operating income, net. These effects were partially offset by the increase in this segment’s gross profit. Other operating income, net, in 2005 included a gain of R$58.2 million related to the contribution of our polypropylene production process technology to Paulínia and other operating income, net included our recovery of additional corporate income tax in the amount of R$13.1 million in 2006. Operating margin of the Polyolefins segment decreased to 9.6% in 2006 compared to 14.1% in 2005.

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

     Sales volume of PVC declined by 2.1% to approximately 432,800 tons in 2006 from approximately 441,900 tons in 2005, principally due to the effects of a general maintenance shutdown of our PVC plant in Camaçari that was carried in May 2006 and lasted 14 days. Domestic sales volume of PVC increased by 5.7% in 2006, mainly to the growth of domestic demand, while export sales volume of PVC declined by 48.6%, principally due to the reduced availability of PVC available for export as a result of increased domestic demand. The average domestic price for PVC decreased by 8.3% to R$2,518 per ton in 2006 from R$2,747 per ton in 2005, while the average export price for PVC increased by 7.0% to R$1,982 per ton in 2006 from R$1,852 per ton in 2005.

     Export sales volume of EDC declined by 14.8% to approximately 104,100 tons in 2006 from approximately 122,200 tons in 2005, primarily as a result of the expiration of a long-term supply agreement with Sojitz Corporation (formerly known as Nissho Iwai Corporation), or Sojitz, during 2006 the effects of which were partially offset by our increase in spot market sales of EDC. The average export price for EDC declined by 35.5% to R$507 per ton in 2006 from R$786 per ton in 2005.

     Domestic sales volume of caustic soda declined by 7.0% to approximately 423,900 tons in 2006 from approximately 455,600 tons in 2005, principally due to our reduced production volume of caustic soda in 2006 as a result of temporary operational problems experienced by our Alagoas caustic soda plant. The average domestic price for caustic soda declined by 14.4% to R$844 per ton in 2006 from R$986 per ton in 2005.

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

     Operating Income. Operating income of the Vinyls segment (which excludes financial income, financial expense and results from equity accounting) declined by 52.6% in 2005, primarily as a result of the decline in gross profit of this segment and, to a lesser extent, a 37.9% increase in selling, general and administrative expenses, principally as a result of some additional delivery expenses and an increase on our allowance for doubtful accounts. The operating margin of the Vinyls segment declined to 13.5% in 2006 from 24.5% in 2005.

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

     Sales volume of PET increased by 5.9% to approximately 64,000 tons in 2006 from approximately 60,400 tons in 2005, primarily as a result of an increase in export sales to the European market. Domestic sales volume of PET decreased by 10.6% in 2006 primarily as a result of the increase in imports of PET into Brazil from Asia, while export sales volume of PET increased by approximately 250% as a result of our development of customers in foreign markets. The average domestic price for PET declined by 14.9% to R$3,019 per ton in 2006 from R$3,547 per ton in 2005, while the average export price for PET declined by 2.9% to R$2,644 per ton in 2006 from R$2,723 per ton in 2005.

     Sales volume of caprolactam declined by 9.9% to approximately 43,500 tons in 2006 from approximately 48,300 tons in 2005. Domestic sales volume of caprolactam decreased by 22.0% in 2006 primarily as a result of the permanent closure of a plant by one of our customers, while export sales volume of caprolactam increased by 16.5% due to our strategic decision to increase our exports of caprolactam despite the lower margins available in the international market rather than lower our capacity utilization rate in response to the reduced domestic demand for caprolactam. The average domestic price for caprolactam declined by 17.1% to R$4,954 per ton in 2006 from R$5,975 per ton in 2005, and the average export price for caprolactam declined by 13.5% to R$4,374 per ton in 2006 from R$5,059 per ton in 2005.

     Cost of Sales and Gross Loss. Cost of sales of the Business Development segment decreased by 1.3% in 2006.

     Gross loss of the Business Development segment was R$62.6 million in 2006 compared to gross profit of R$16.1 million in 2005, resulting in a gross margin of (13.0)% in 2006 compared to 2.8% in 2005.

     Operating Income (Loss). Operating loss of the Business Development segment (which excludes financial income, financial expense and results from equity accounting) was R$86.8 million in 2006 compared to operating income of R$6.8 million in 2005, principally as a result of the incurrence of a gross loss by this segment in 2006. Operating margin of the Business Development segment was (18.0)% in 2006 compared to 1.2% in 2005.

Liquidity and Capital Resources

     Our principal cash requirements consist of the following:

  working capital requirements;
  the servicing of our indebtedness;
  capital expenditures related to investments in operations, construction of new plant facilities, and maintenance and expansion of plant facilities;
  funds required for potential acquisitions of equity interests in other petrochemical producers; and
  dividends on our shares, including in the form of interest attributable to shareholders’ equity.

     Our principal sources of liquidity have traditionally consisted of the following:

  cash flows from operating activities;
  short-term and long-term borrowings; and
  sales of debt securities in domestic and international capital markets.

     During 2007, cash flow generated by operations was used primarily for investing activities, for working capital requirements and to service our outstanding debt obligations. At December 31, 2007, our consolidated cash and cash equivalents and other investments amounted to R$2,258.6 million, including R$91.9 million that has been included in our consolidated financial statements due to the effects of proportional consolidation and to which we do not generally have access because we jointly control our proportionally consolidated companies with third parties. At December 31, 2007, we had working capital of R$673.4 million. Without giving effect to the proportional consolidation of our jointly controlled companies, we had working capital of R$636.5 million at December 31, 2007.

Projected Sources and Uses of Cash

     We anticipate that we will be required to spend approximately R$9,726.7 million to meet our short-term contractual obligations and commitments and budgeted capital expenditures in 2008, without giving effect to proportional consolidation. We expect that we will meet these cash requirements through a combination of cash generated from operating activities and cash generated by financing activities, including new debt financings and the refinancing of our existing short-term indebtedness as it becomes due.

     We anticipate that we will be required to spend approximately R$16,369.8 million to meet our long-term contractual obligations and commitments and budgeted capital expenditures through 2010, without giving effect to proportional consolidation. We anticipate that we will meet these cash requirements through a combination of: (1) cash generated from operating activities; (2) cash generated by financing activities, including new debt financings and the refinancing of our indebtedness as it becomes due; and (3) dividends received from our subsidiaries and jointly controlled companies.

     We have commitments from several financial institutions to provide us with financing in the future, including:

  a commitment from an domestic financial institution to lend us an aggregate principal amount of up to R$113.0 million for use in connection with our capital expenditure program; and
  a commitment from the Brazilian National Bank for Economic and Social Development (Banco Nacional de Desenvolvimento Econômico e Social), or BNDES, to lend us an aggregate principal amount of R$151.0 million for use in connection with our capital expenditure program.

     These commitments are subject to conditions precedent which we believe that we will be able to satisfy in connection with any amounts drawn under these facilities. We pay commitment fees to these financial institutions in connection with their commitments.

Cash Flows

     Cash Flows from Operating Activities

     Net cash provided by operating activities was R$2,393.8 million in 2007, R$405.3 million in 2006 and R$1,719.4 million in 2005. Without giving effect to the proportional consolidation of our jointly controlled companies, net cash used by operating activities was R$2,343.2 million in 2007, R$115.7 million in 2006 and R$2,109.1 million in 2005.

     The most significant factors in the generation of our consolidated cash flows from operating activities in 2007 consisted of the following:

  our net income of R$547.6 million;
  a R$493.8 million decrease in our trade accounts receivable which resulted primarily from the effects of our sale of the subordinated quotas of Chemical Credit Rights Investment Fund II (Chemical II Fundo de Investimento em Direitos Creditórios) in March 2007 as a result of which we no longer consolidate this fund on our balance sheet and we no longer sell trade receivables to this fund;
  a R$313.5 million increase in taxes recoverable, primarily as a result of the consolidation of the results of Copesul, Ipiranga Química and Ipiranga Petroquímica in our consolidated financial statements as from April 1, 2007 as a result of the Ipiranga Transaction;
  a R$286.2 million increase in suppliers which resulted primarily from our consolidation of amounts due to suppliers from Copesul and Ipiranga Petroquímica as a result of the Ipiranga Transaction and the increase in the price of naphtha; and
  the R$253.9 million decrease in other investments which resulted primarily from the maturity of some of our financial investments, the proceeds of which were not reinvested.

     These positive factors contributing to our cash flows from operations were partially offset by the effect of the R$556.4 million decrease in our liabilities for taxes and contributions payable which resulted primarily from (1) payments that we made to the Brazilian tax authorities under adverse rulings in certain suits brought by our company requesting the acknowledgement of IPI tax credits for certain purchases of raw materials by OPP Química, Trikem and Polialden, and (2) the reversal of a provision for PIS and COFINS taxes as a result of favorable rulings in certain suits brought by our company challenging the change to the methodology of assessing these taxes.

     The most significant factors in the generation of our consolidated cash flows from operating activities in 2006 were:

  our net income of R$101.3 million; and
  longer payment terms for imported raw materials under our raw material financing arrangements, resulting in a R$415.0 million increase in our liabilities to suppliers.

     These positive factors contributing to our cash flows from operations were partially offset by the effects of R$462.5 million increase in our taxes recoverable resulting from: (1) an increase in our ICMS credit balance as a result of our consolidation of Politeno following the Politeno Acquisition, and (2) the recognition of PIS and COFINS’s extemporaneous credit on our inputs and services used in our productive process.

     The most significant factors in the generation of our consolidated cash flows from operating activities in 2005 were:

  our net income of R$625.8 million; and
  longer payment terms for imported raw materials under our raw material financing arrangements, resulting in a R$485.1 million increase in our liabilities to suppliers.

     These positive factors contributing to our cash flows from operations were partially offset by the effects of a R$130.3 million increase in our taxes recoverable resulting primarily from our increased level of exports in 2005.

     Cash Flows Used in Investing Activities

     Investing activities used net cash of R$3,577.1 million in 2007, R$1,213.1 million in 2006 and R$1,048.0 million in 2005. Without giving effect to the proportional consolidation of our jointly controlled companies, investing activities used net cash of R$3,282.6 million in 2007, R$992.7 million in 2006 and R$973.5 million in 2005.

     During 2007, investing activities for which we used cash on a consolidated basis primarily consisted of (1) additions to property, plant and equipment, including our proportional share of the cost of the property, plant and equipment of Paulínia, investments in equipment replacement and additions to equipment related to the implementation of our Formula Braskem program, (2) payments to Ultrapar under the Ipiranga Investment Agreement and payments made for the 7.6% of the total share capital of Ipiranga Petroquímica not owned by Ipiranga Química, and (3) payments in connection with the merger of EDSP58 into Copesul and the merger of EDSP67 into Ipiranga Petroquímica. In addition, we used R$263.0. million to perform maintenance on our plants during scheduled shutdowns during 2007 and R$129.4 million in our safety, health and environmental programs.

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

     Cash Flows from Financing Activities

     Financing activities provided net cash of R$1,526.3 million in 2007 and R$219.2 million in 2006, and used net cash of R$329.7 million in 2005. Without giving effect to the proportional consolidation of our jointly controlled companies, financing activities provided net cash of R$1,283.6 million in 2007 and R$375.9 million in 2006, and used net cash of R$754.4 million in 2005.

     During 2007, our principal sources of long-term borrowed funds consisted of (1) US$953.2 million aggregate principal amount borrowed under the Acquisition Credit Agreement, (2) US$150.0 million aggregate principal amount borrowed under our prepayment credit export facility, and (3) US$125.0 million aggregate principal amount borrowed under two credit export note facilities.

     During 2007, we used cash to prepay (1) US$125.0 million under our syndicated secured export prepayment facility due 2009, and (2) R$155.1 million under our 12th issue of debentures.

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

     During 2005, our principal sources of long-term borrowed funds consisted of:

  issuances of our 9.75% Perpetual Bonds in an aggregate principal amount of US$150.0 million, our 9.375% Senior Notes due 2015 in an aggregate principal amount of US$150.0 million, our 13th issue of debentures in an aggregate principal amount of R$300.0 million, and quotas (i.e., shares) by Chemical Credit Rights Investment Fund II in the aggregate amount of R$400.0 million; and
  loans of US$111.7 million under two syndicated credit agreements and US$45.0 million under a pre-export finance facility.

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

     On April 12, 2005, we paid a distribution of R$204.2 million, including R$170.0 million that was paid in the form of interest attributable to shareholders’ equity and R$34.2 million that was paid in the form of dividends. On April 18, 2006, we paid a distribution of R$325.7 million, including R$270.0 million that was paid in the form of interest attributable to shareholders’ equity and R$55.7 million that was paid in the form of dividends. On April 9, 2007, we paid dividends in the aggregate amount of R$36.9 million. On April 17, 2008, we paid dividends in the aggregate amount of R$278.5 million.

     Unless our board of directors deems it inconsistent with our financial position, payment of dividends is mandatory under our by-laws and also is required under agreements with two of our shareholders and, consequently, may give rise to a significant cash requirements in future periods. Without giving effect to the proportional consolidation of our jointly controlled companies, we recorded dividend payments and interest attributable to shareholders’ equity of R$43.8 million in 2007, R$344.1 million in 2006 and R$209.3 million in 2005 in our consolidated financial statements.

     On May 3, 2006, we announced that our board of directors had authorized a share repurchase program under which we were authorized to repurchase up to 13,896,133 class A preferred shares and up to 1,400,495 common shares at market prices over the São Paulo Stock Exchange at any time and from time to time prior to October 31, 2006. We repurchased 13,131,054 of our class A preferred shares under our share repurchase program for a total purchase price of R$182.0 million. On March 6, 2008, we announced that our shareholders had authorized the cancellation of 16,595,000 of our class A preferred shares that were held in treasury with a book value of R$244.5 million.

     On February 19, 2008, we announced that our board of directors had authorized a share repurchase program under which we are authorized to repurchase up to 19,862,411 class A preferred shares at market prices over the São Paulo Stock Exchange at any time and from time to time between March 7, 2008 and March 6, 2009 for a total purchase price of up to R$252.3 million. As of June 27, 2008, we have repurchased 1,669,000 of our class A preferred shares under our share repurchase program for an aggregate purchase price of R$22.0 million.

Indebtedness and Financing Strategy

     At December 31, 2007, our total outstanding indebtedness on a consolidated basis was R$8,381.9 million, consisting of R$1,180.0 million of short-term indebtedness, including current portion of long-term indebtedness (or 14.1% of our total indebtedness), and R$7,201.9 million of long-term indebtedness (or 85.9% of our total indebtedness). At December 31, 2007, we had no outstanding indebtedness to related parties on a consolidated basis. Without giving effect to the proportional consolidation of our jointly controlled companies, at December 31, 2007, our total outstanding indebtedness was R$8,101.0 million, consisting of R$1,176.0 million of short-term indebtedness, including current portion of long-term indebtedness, and R$6,925.0 million of long-term indebtedness.

     On a consolidated basis, our real-denominated indebtedness at December 31, 2007 was R$2,503.5 million (29.9%), and our foreign currency-denominated indebtedness was R$5,878.4 million (70.1%) . Without giving effect to the proportional consolidation of our jointly controlled companies, our real-denominated indebtedness at December 31, 2007 was R$2,260.3 million, and our foreign currency-denominated indebtedness was R$5,840.5 million.

     Our financing strategy has been to continue to extend the average maturity of our outstanding indebtedness, including by repaying short-term debt through longer-term borrowings and issuing longer-term debt securities, including the notes offered hereby, in order to increase our liquidity levels and improve our strategic, financial and operational flexibility. Our financing strategy over the next several years involves maintaining adequate liquidity and a debt maturity profile that is compatible with our anticipated cash flow generation and anticipated capital expenditures. In addition, we do not expect our capital expenditures to affect adversely the quality of our debt leverage ratios or our disciplined approach to capital allocation.

     Short-Term Indebtedness

     Our consolidated short-term debt, including debentures and current portion of long-term debt, but excluding related party debt, was R$1,180.0 million at December 31, 2007. Without giving effect to the proportional consolidation of our jointly controlled companies, our short-term debt was R$1,176.0 million at December 31, 2007.

     We maintain short-term finance lines denominated in reais with a number of financial institutions in Brazil. Although we have no committed lines of credit with these financial institutions, we believe that we will continue to be able to obtain sufficient credit to finance our working capital needs based on current market conditions. At December 31, 2007, the consolidated outstanding balance under our working capital lines denominated in reais was R$128.8 million. Without giving effect to the proportional consolidation of our jointly controlled companies, the outstanding balance under our working capital lines denominated in reais was R$128.8 million.

     In addition, we have incurred import financing for raw materials from various domestic and international institutions. These advances have a maturity of less than one year and bear interest at 5.65% in 2007. These financings are generally evidenced by promissory notes. At December 31, 2007, our consolidated outstanding advances under our import financing arrangements totaled R$20.4 million (US$11.5 million). Without giving effect to the proportional consolidation of our jointly controlled companies, our outstanding advances under our import financing arrangements at December 31, 2007 totaled R$20.4 million (US$11.5 million).

     Long-Term Indebtedness

     The following table sets forth selected information with respect to our principal outstanding long-term debt instruments at December 31, 2007.

Outstanding Principal
Amount at
Instrument	December 31, 2007	Final Maturity	Principal Covenants

Debentures:
14th Issue of Debentures	R$517.8 million	September 2011	Financial ratios
13th Issue of Debentures	R$302.6 million	June 2010	Financial ratios

Medium-Term Notes:
12.50% Notes due 2008	US$92.4 million	November 2008	Financial ratios, limitations on liens, dividends, indebtedness, related party transactions, investments and mergers

11.75% Notes due 2014	US$264.7 million	January 2014	Financial ratios, limitations on liens, dividends, indebtedness, related party transactions, investments and mergers

Other Fixed-Rate Notes:
8.250% Notes due 2024	US$150.0 million	June 2024	Limitations on liens
9.375% Notes due 2015	US$250.0 million	June 2015	Limitations on liens, related party transactions and mergers
9.75% Perpetual Bonds	US$150.0 million	—	Limitations on liens, related party transactions and mergers
9.00% Perpetual Bonds	US$200.0 million	—	Limitations on liens, related party transactions and mergers
8.00% Notes due 2017	US$275.0 million	January 2017	Limitations on liens, related party transactions and mergers

Bank Credit Facilities:
Acquisition Credit Agreement:			Limitations on liens, related party transactions and mergers
1st tranche	US$333.9 million	April 2009
2nd tranche	US$163.4 million	October 2009
3rd tranche	US$311.2 million	October 2009
4th tranche	US$50.5 million	October 2009
5th tranche	US$101.0 million	October 2009

Secured Credit Agreement (construction financing)	R$152.7 million	June 2016	Limitations on liens and asset sales
Syndicated Credit Agreement	US$54.5 million	March 2012	Financial ratios, limitations on liens, related party transactions, mergers and asset sales
Syndicated Credit Agreement	US$57.2 million	June 2012	Financial ratios, limitations on liens, related party transactions, mergers and asset sales

Export Finance Facilities:
Export Prepayment Credit facility			Limitations on liens, related party transactions and mergers
1st tranche	US$107.5 million	October 2009

Outstanding Principal
Amount at
Instrument	December 31, 2007	Final Maturity	Principal Covenants

2nd tranche	US$205.0 million	October 2009
Export Credit Facility	US$48.3 million	May 2010
Export Prepayment Agreement	US$95.0 million	June 2013	Limitations on liens, related party transactions and mergers
Export Prepayment Agreement	US$150.0 million	November 2013	Limitations on liens
Export Prepayment Agreement	US$150.0 million	April 2014	Limitations on liens
Export Prepayment Agreement	US$75.0 million	July 2014	Limitations on liens
Credit Export Note Facility	US$50.0 million	March 2018	Limitations on liens
Credit Export Note Facility	US$78.0 million	May 2018	Financial ratios
Credit Export Note Facility	US$75.0 million	May 2019	Limitations on liens

     Some of our debt instruments require that we comply with financial covenants, the most restrictive of which are as follows:

  net debt to EBITDA less than or equal to 4.50 to 1.0 at the end of and for each fiscal quarter until maturity; and
  EBITDA to net financial expenses greater than or equal to 1.5 to 1.0 at the end of and for each fiscal quarter until maturity.

     Under our debentures, EBITDA is calculated differently than under our medium-term note program and is defined as operating income less financial expenses, taxes, depreciation and amortization, plus dividends and interest attributable to shareholders’ equity paid to us by our unconsolidated associated companies. In contrast to EBITDA as calculated under the medium-term note program covenant, the calculation of EBITDA under our debentures for purposes of these ratios does not eliminate the effect of proportional consolidation under Instruction 247. For more detailed information, see footnote 6 to the table presented under “Item 3. Key Information–Selected Financial Information.”

     For the fiscal year ended December 31, 2007, we reported the following financial ratios to our creditors:

  net debt to EBITDA of 1.93 to 1.0 under our debentures;
  net debt to EBITDA of 1.93 to 1.0 under our medium-term note program and the other financial instruments requiring that we calculate net debt to EBITDA; and
  EBITDA to net financial expenses of 13.18 to 1.0 under the financial instruments requiring us to calculate this ratio.

     Accordingly, we were in compliance with these financial covenants at December 31, 2007, and we believe that we will be able to comply with these financial covenants for the foreseeable future. In addition, we believe that our compliance with these financial covenants will not adversely affect our ability to implement our financing plans.

     Many of these instruments also contain other covenants that restrict, among other things, the ability of our company and most of our subsidiaries to:

  incur additional indebtedness;
  incur liens;
  issue guarantees;
  issue or sell share capital of subsidiaries;

  pay dividends or make certain other restricted payments;
  consummate certain asset sales;
  enter into certain transactions with affiliates; or
  merge or consolidate with any other person or sell or otherwise dispose of all or substantially all of our assets.

     In addition, the instruments governing a substantial portion of our indebtedness contain cross-default or cross-acceleration clauses, such that the occurrence of an event of default under one of these instruments could trigger an event of default under other indebtedness or enable the creditors under other indebtedness to accelerate that indebtedness.

     At December 31, 2007, R$523.9 million of our real-denominated debt and R$77.9 million of our foreign currency-denominated debt (in each case, excluding related party debt) was secured. In order to secure this debt, we have pledged certain of our property and equipment and certain of our accounts receivable. The security arrangements for our secured debt vary depending on the transaction.

     The following discussion briefly describes certain of our significant financing transactions. We have assumed the obligations of predecessor companies, including, among others, OPP Química (and its predecessor OPP Petroquímica) and Trikem, under these financing transactions as a result of the mergers of these companies with and into our company.

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

     Medium-Term Note Program. On July 16, 2003, we established a medium-term note program permitting us to issue up to US$500.0 million aggregate principal amount of notes with maturities of up to five years from date of issuance. On December 16, 2003, we amended our medium-term note program to increase the maximum aggregate principal amount that we are permitted to issue to US$1.0 billion and to extend the maximum maturity of the notes issued under the program to 10 years from the date of issuance. We have two series of outstanding notes under the program.

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

     Fixed Rate Notes. On June 25, 1997, we issued and sold US$150.0 million aggregate principal amount of our 9.0% Notes due 2007. Interest on these notes is payable semi-annually in arrears in June and December of each year. In June 2007, we entered into a supplemental trust deed amending the trust deed governing our 9% notes due 2007 to permit us to redeem these notes in whole, but not in part, at any time prior to their maturity at a purchase price equal to 100% of their principal amount plus accrued and unpaid interest to the redemption date. In June 2007, we entered into a second supplemental trust deed amending the trust deed governing our 9% notes due 2007 that reduced the interest rate on these notes to 8.250% and extended their maturity date until June 25, 2024.

     On July 24, 1997, Trikem issued and sold US$250.0 million aggregate principal amount of its 10.625% Notes due 2007. We assumed the obligations of Trikem under these notes as a result of the merger of Trikem with and into our company on January 15, 2004. On July 24, 2005, we repurchased these notes and amended and restated their terms. As amended and restated, these notes bear interest at the rate of 9.375% per annum, payable semi-annually in arrears in June and December of each year and mature on June 1, 2015. On August 24, 2005, we exchanged US$150.0 million aggregate principal amount of these notes for US$150.0 million aggregate principal amount of outstanding notes issued by one of subsidiaries on June 1, 2005 and guaranteed by our company.

     On June 17, 2005, we issued and sold US$150.0 million aggregate principal amount of our 9.75% Perpetual Bonds. Interest on these bonds is payable quarterly in arrears in March, June, September and December of each year. We may, at our option, redeem these bonds, in whole but not in part, at 100% of their principal amount plus accrued interest and additional amounts, if any, on any interest payment date on or after June 17, 2010.

     On April 28, 2006, we issued and sold US$200.0 million aggregate principal amount of our 9.00% Perpetual Bonds. Interest on these bonds is payable quarterly in arrears in January, April, July and October of each year. We may, at our option, redeem these bonds, in whole or in part, at 100% of their principal amount plus accrued interest and additional amounts, if any, on any interest payment date on or after April 28, 2011, provided that, if we redeem these bonds in part, at least US$100 million aggregate principal amount of these bonds must remain outstanding following any partial redemption.

     On September 26, 2006, we issued and sold US$275.0 million aggregate principal amount of our 8.00% Notes due 2017. Interest on these notes is payable semi-annually in arrears in January and July of each year and these notes mature on January 26, 2017.

     Bank Credit Facilities. In April 2007, we entered into the Acquisition Credit Agreement with three financial institutions in the aggregate amount of US$1.2 billion to finance the Ipiranga Transaction. In April 2007, we received the first disbursement under the Acquisition Credit Agreement in the aggregate amount of US$330.0 million to fund the first payment due under the Ipiranga Investment Agreement. In October 2007, we received the second and third disbursements under the Acquisition Credit Agreement in the aggregate amount of US$468.8 million to fund a portion of the purchase price under the Copesul Tender Offer. In October 2007, we received the fourth and fifth disbursements under the Acquisition Credit Agreement in the aggregate amount of US$150.0 million to fund a portion of the purchase price paid by Ultrapar in tender offers for the common shares of RPI, DPPI or CBPI. In February 2008, we received the sixth and final disbursement under the Acquisition Credit Agreement in the aggregate amount of US$251.2 million to fund the final payment due as part of the Ipiranga Transaction. Each disbursement under the Acquisition Credit Agreement bears interest at the rate of LIBOR plus 0.35% per annum until the first anniversary of such disbursement and thereafter at the rate of LIBOR plus 0.55% per annum, payable in arrears. The principal amount of each disbursement under the Acquisition Credit Agreement is payable on or prior to the second anniversary of such disbursement. The Acquisition Credit Agreement includes limitations on our ability to incur liens, enter into related party transactions or merge with certain other entities. At December 31, 2007, the outstanding principal amount under this credit agreement was US$960.0 million.

     On June 30, 2004, we entered into a secured credit agreement in the aggregate amount of R$152.7 million to finance capital expenditures in certain of our plants located in the Northeastern Complex and in Alagoas that we made in 2004 and 2005. The loans under this credit agreement are secured by a first mortgage on our PVC plant located in São Paulo and our chloro-soda plant located in the Northeastern Complex, as well as by a purchase-money security interest in machinery and equipment that we have and will purchase with the proceeds of this loan. Under this credit agreement, we were required to invest up to R$65.4 million of our own funds in accordance with an investment schedule as a condition precedent to disbursements of the loans. The loans under this credit agreement bear interest at the rate of 9.78% per annum, payable quarterly in arrears through June 30, 2008 and thereafter monthly in arrears through June 30, 2016. The principal amount of these loans is payable in 96 equal monthly installments, commencing on July 30, 2008. At December 31, 2007, the outstanding principal amount under this credit agreement was R$152.7 million.

     On March 24, 2005, we borrowed the Japanese yen equivalent of US$50.0 million under a syndicated credit agreement dated March 8, 2005. The proceeds of this loan were required to be used for capital expenditures related to our Braskem+ program. This loan bears interest at the rate of six-month Tokyo Inter-Bank Offered Rate plus 0.95% per annum, payable semi-annually in arrears. Principal on this loan is payable in 11 equal installments beginning in March 2007 with a final maturity date in March 2012. In connection with this loan, we entered into a swap contract in the total amount of this debt, which effectively modifies the interest rate to 101.59% of the CDI rate. The maturities, currency, rates and amounts of the swap contract correspond to the terms of the loan. Ninety-five percent of the commercial risk of this loan and 97.5% of the political risk of this loan are supported by insurance from Nippon Export and Investment Insurance, for which we paid a lump-sum premium in yen. At December 31, 2007, the outstanding principal amount under this credit agreement was US$54.5 million.

     On September 20, 2005, we borrowed the Japanese yen equivalent of US$60.0 million under a syndicated credit agreement dated June 30, 2005. The proceeds of this loan were required to be used for capital expenditures related to the Braskem+ program. This loan bears interest at the rate of six-month Tokyo Inter-Bank Offered Rate plus 0.95% per annum, payable semi-annually in arrears. Principal on this loan is payable in 11 equal installments beginning in June 2007 with a final maturity date in June 2012. In connection with this loan, we entered into a swap contract in the total amount of this debt, which effectively modifies the interest rate to 104.4% of the CDI rate. The maturities, currency, rates and amounts of the swap contract correspond to the terms of the loan. Ninety-five percent of the commercial risk of this loan and 97.5% of the political risk of this loan are supported by insurance from Nippon Export and Investment Insurance, for which we paid a lump-sum premium in yen. At December 31, 2007, the outstanding principal amount under this credit agreement was US$57.3 million.

     Export Prepayment Facilities. In September 2007, EDSP58 entered into an export prepayment credit facility with PIFCo under which EDSP58 is permitted to borrow an aggregate principal amount of up to US$323.0 million. As a result of the merger of EDSP58 with and into Copesul in December 2007, the PIFCo export prepayment credit facility became a direct obligation of Copesul. The loans under this facility may be disbursed in up to 10 disbursements. Each disbursement under this facility bears interest, payable in arrears, at the rate of LIBOR plus 0.35% per annum until the first anniversary of such disbursement and thereafter at the rate of LIBOR plus 0.55% per annum. The principal amount of each disbursement under the PIFCo export prepayment facility is payable on or prior to the second anniversary of such disbursement. In October 2007, EDSP58 borrowed an aggregate of US$312.5 million under this facility to fund a portion of the purchase price of the shares tendered in the Copesul Tender Offer that was part of the Ipiranga Transaction. At December 31, 2007, the outstanding principal amount under this export prepayment credit facility was US$312.5 million.

     In May 2005, Ipiranga Petroquímica entered into an export credit facility in the amount of US$60.0 million with a Brazilian financial institution. As a result of the consolidation of the results of Ipiranga Petroquímica in our financial statements as from April 1, 2007, this indebtedness is included in our consolidated indebtedness. This facility bears interest at a rate of LIBOR plus 1.65% per annum, payable in arrears. The principal amount of this facility is payable in monthly payments commencing in June 2007 through maturity in May 2010. At December 31, 2007, the outstanding principal amount under this export credit facility was US$48.3 million.

     In July 2006, Ipiranga Petroquímica entered into an export prepayment agreement in the amount of US$95.0 million with a Brazilian financial institution. As a result of the consolidation of the results of Ipiranga Petroquímica in our financial statements as from April 1, 2007, this indebtedness is included in our consolidated indebtedness. This facility is secured by certain of export receivables of Ipiranga Petroquímica and certain shares of Coepsul, and bears interest at a rate of LIBOR plus 1.00% per annum, payable in arrears. The principal amount of this facility is payable in monthly payments commencing in August 2009 through maturity in June 2013. At December 31, 2007, the outstanding principal amount under this export prepayment agreement was US$95.0 million.

     In November 2007, Ipiranga Petroquímica entered into an export prepayment agreement in the amount of US$150.0 million with a Brazilian financial institution. This facility bears interest at a rate of LIBOR plus 1.40% per annum, payable in arrears. The principal amount of this facility is payable in monthly payments commencing in December 2011 through maturity in November 2013. At December 31, 2007, the outstanding principal amount under this export prepayment agreement was US$150.0 million.

     In April 2007, we entered into an export prepayment agreement in the amount of US$150.0 million with a Brazilian financial institution. The loan under this agreement bears interest at a rate of LIBOR plus 0.77% per annum, payable semiannually in arrears commencing in October 2007. The principal amount of this loan is payable in three semiannual payments commencing in April 2013. At December 31, 2007, the outstanding principal amount under this export prepayment agreement was US$150.0 million.

     In July 2006, Ipiranga Petroquímica entered into an export prepayment agreement in the amount of US$75.0 million with a Brazilian financial institution. As a result of the consolidation of the results of Ipiranga Petroquímica in our financial statements as from April 1, 2007, this indebtedness is included in our consolidated indebtedness. This facility bears interest at a rate of LIBOR plus 0.78% per annum, payable in arrears. The principal amount of this facility is payable in monthly payments commencing in August 2009 through maturity in July 2014. At December 31, 2007, the outstanding principal amount under this export prepayment agreement was US$75.0 million.

     Export Credit Note Facilities. In April 2007, we entered into a credit export note facility in the amount of US$50.0 million with a Brazilian financial institution. This facility bears interest at a rate of 7.87% per annum, payable semiannually in arrears commencing in October 2007. The principal amount of this facility matures in March 2018. At December 31, 2007, the outstanding principal amount under this credit export note facility was US$50.0 million.

     In November 2006, we entered into an export credit note facility in the amount of US$78.0 million with a Brazilian financial institution. This facility is secured by certain of our export receivables and bears interest at a rate of 8.1% per annum, payable semiannually in arrears commencing on May 10, 2007. The principal amount of this facility matures on May 10, 2018. At December 31, 2007, the outstanding principal amount under this facility was US$78.0 million.

     In May 2007, we entered into a credit export note facility in the amount of US$75.0 million with a Brazilian financial institution. This facility bears interest at a rate of 7.85% per annum, payable semiannually in arrears commencing in November 2007. The principal amount of this facility matures in May 2019. At December 31, 2007, the outstanding principal amount under this credit export note facility was US$75.0 million.

     BNDES Development Loans. On June 24, 2005, we entered into two credit facilities with BNDES under which BNDES disbursed loans in an aggregate principal amount of approximately R$336.2 million. The proceeds of the first credit facility were R$84.2 million, which we used to finance capital expenditures related to (1) the 50,000 ton increase in the annual production capacity of our Alagoas PVC plant, and (2) a project to use polypropylene in the disposable plastics market. The proceeds of the second credit facility were R$252.0 million, which we used to finance capital expenditures related to (1) the 100,000 ton increase in the annual production capacity of one of our polypropylene plants located in the Southern Complex, and (2) quality, productivity, environmental, health and safety projects at our plants.

     On December 13, 2006, we entered into a third credit facility with BNDES under which BNDES disbursed loans in an aggregate principal amount of approximately R$48.4 million. The proceeds of the third credit facility were used to finance capital expenditures related to (1) the construction of a new salt well in Maceió, Alagoas to supply our Vinyls unit, and (2) the replacement of some equipment at our PVC plant in the Northeastern Complex.

     These credit facilities are secured by a mortgage on one of our plants located in the Southern Complex (including the land on which this plant is located, as well as certain of the equipment, machinery and improvements in this plant). Amounts under the first credit facility were disbursed in two tranches, and amounts under the second and third credit facility were disbursed in three tranches. The first tranches of the first and second credit facilities in an aggregate principal amount of R$12.6 million and R$37.8 million, respectively, bear interest at the UMBNDES rate, which is set by BNDES for its loans in foreign currency, plus a margin of 4% per annum. The other tranches of these credit facilities bear interest at the TJLP rate plus a margin of 4% per annum. Interest is payable on the first credit facility quarterly from July 15, 2005 through July 15, 2007 and monthly thereafter through maturity. The outstanding principal amount of the first credit facility is payable in 48 equal, successive monthly installments beginning on August 15, 2007. Interest is payable on the first and second tranches of the second credit facility quarterly from July 15, 2005 through January 15, 2007 and monthly thereafter through maturity. The outstanding principal amount of the first and second tranches of the second credit facility is payable in 48 equal, successive monthly installments beginning on February 15, 2007. Interest is payable on the third tranche of the second credit facility quarterly from July 15, 2005 through July 15, 2008 and monthly thereafter through maturity. The outstanding principal amount of the third tranche of the second credit facility is payable in 42 equal, successive monthly installments beginning on August 15, 2008.

     At December 31, 2007, the outstanding principal amount under the first of these credit facilities was R$74.1 million, the outstanding principal amount under the second of these credit facilities was R$210.1 million, and the outstanding principal amount under the third of these credit facilities was R$46.2 million.

     FINEP Credit Facility. On March 8, 2005, we entered into a credit facility with Financiadora de Estudos e Projetos, or FINEP, a technology funding institution of the Ministry of Science and Technology of Brazil, in an aggregate principal amount of R$84.9 million, that was disbursed in installments, beginning on March 15, 2005, with the final disbursement expected in the end of April 2008. We were required to use the proceeds disbursed under this credit facility for capital expenditures at the Braskem Center for Innovation and Technology operated by our Polyolefins Unit, the research and development pilot plant of our Vinyls Unit, and the research center of our Vinyls Unit. Under this credit facility, we are required to invest at least R$9.4 million of our own funds in these projects. The loans bear interest at the TJLP rate plus 5% per annum, payable quarterly in arrears commencing on June 15, 2005. However, we may be required to pay interest at only the TJLP, depending on the financial condition and liquidity of the National Scientific and Technological Development Fund (Fundo Nacional de Desenvolvimento Científico e Tecnológico) at any given time. The principal amount under this credit facility is payable in 61 equal monthly installments beginning on March 15, 2007, with a final maturity date of March 15, 2012. At December 31, 2007, the outstanding principal amount under this credit facility was R$64.1 million. Our obligation to make payments under this credit facility is guaranteed by a surety bond.

Off-Balance Sheet Arrangements

     We do not currently have any transactions involving off-balance sheet arrangements.

Contractual Commitments

Contractual Commitments

     The following table summarizes significant contractual obligations and commitments at December 31, 2007 that have an impact on our liquidity:

	Payments Due by Period

		One to
	Less than	Three	Three to	More than
	One Year	Years	Five Years	Five Years	Total

	(in millions of reais)

Loans and financings	R$1,068.4(1)	R$2,972.4	R$633.7	R$2,795.8	R$7,470.3
Debentures	111.6(1)	300.0	500.0	—	911.6
Interest on loans, financings and debentures (2)	481.6	538.7	273.9	292.5	1,586.7
Purchase obligations (3)	5,910.8	9,526.3	9,122.5	9,122.5	33,682.1
Ipiranga Investment Agreement	633.5	—	—	—	633.5
Pension plan contributions (4)	—	35.7	—	—	35.7
Other long-term liabilities	—	139.1	—	—	139.1

Total contractual obligations	8,205.9	13,512.2	10,530.1	12,210.8	44,459.0
Exclusion of proportional consolidation:
Loans, financings and debentures	3.9(1)	83.3	193.7	—	280.9
Interest on loans, financings and
debentures(2)	2.0	3.7	2.5	1.1	9.3

Total contractual obligations, excluding the effects of proportional consolidation	R$8,200.0	R$13,425.2	R$10,333.9	R$12,209.7	R$44,168.8

________________
(1)	Includes interest accrued at December 31, 2007.
(2)
Consists of estimated future payments of interest on our loans, financings and debentures, calculated based on interest rates and foreign exchange rates applicable at December 31, 2007 and assuming (i) that all amortization payments and payments at maturity on our loans, financings and debentures will be made on their scheduled payment dates, and (ii) that our perpetual bonds are redeemed on the first permitted redemption date.

(3)
Consists of purchase commitments for raw material and electric power pursuant to binding obligations which include all significant terms, including fixed or minimum quantities to be purchased; fixed, minimum or variable price provisions; and the approximate timing of the transaction. Based upon the applicable purchase prices at December 31, 2007.

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

     We are also subject to contingencies with respect to tax, labor, distributors and other claims and have made provisions for accrued liability for legal proceedings related to certain tax claims of R$1,039.7 million at December 31, 2007. The tax contingencies relate primarily to COFINS, PIS, IPI, federal income tax and the CSLL. See “Item 8. Financial Information—Legal Proceedings” and notes 9, 16, 17 and 21 to our consolidated financial statements.

U.S. GAAP Reconciliation

     Our net income in accordance with Brazilian GAAP was R$547.6 million in 2007, R$101.3 million in 2006, and R$625.8 million in 2005. Under U.S. GAAP, we would have reported net income of R$1,089.1 million in 2007, R$161.6 million in 2006 and R$741.2 million in 2005.

     Our shareholders’ equity in accordance with Brazilian GAAP was R$5,757.0 million at December 31, 2007, R$4,311.9 million at December 31, 2006 and R$4,535.8 million at December 31, 2005. Under U.S. GAAP, we would have reported shareholders’ equity of R$5,031.9 million at December 31, 2007, R$2,966.8 million at December 31, 2006 and R$2,918.4 million at December 31, 2005.

     The principal differences between Brazilian GAAP and U.S. GAAP that affected our net income in 2007, 2006 and 2005, as well as shareholders’ equity at December 31, 2007 and 2006, are described in note 31 to our audited consolidated financial statements included elsewhere in this annual report. The major differences relate to the accounting treatment of the following items:

  supplementary inflation restatement of permanent assets and shareholders’ equity in 1996 and 1997;

  capitalized interest;

  deferred charges and other intangible assets;

  impairment;

  business combinations and goodwill;

  transactions giving rise to distributions to shareholders;

  guarantees;

  pension plan;

  earnings per share;

  comprehensive income;

  deferred taxes;

  tax incentives;

  dividends;

  proportional consolidation of jointly controlled entities;

  classification of statement of operations and balance sheet items;

  segment reporting; and

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

Board of Directors of Braskem

     Our by-laws provide for a board of directors of eleven members and eleven alternate members. During periods of absence or temporary unavailability of a regular member of our board of directors, the corresponding alternate member substitutes for the absent or unavailable regular member. Our board of directors is a decision-making body responsible for, among other things, determining policies and guidelines for our business and our wholly-owned subsidiaries and controlled companies. Our board of directors also supervises our board of executive officers and monitors its implementation of the policies and guidelines that are established from time to time by the board of directors. Under the Brazilian Corporation Law, our board of directors is also responsible for hiring independent accountants.

     The members of our board of directors are elected at general meetings of shareholders for two-year terms and are eligible for reelection. The terms of all current members expire at our annual shareholders’ meeting in 2010. Members of our board of directors are subject to removal at any time with or without cause at a general meeting of shareholders. Although our by-laws do not contain any citizenship or residency requirements for members of our board of directors, the members of our board of directors must be shareholders of our company. Our board of directors is presided over by the president of the board of directors, and, in his absence, the vice president of the board of directors. The president and the vice president of our board of directors are elected at a general meeting of shareholders from among the members of our board of directors, serve for one-year terms and are eligible for reelection.

     Our board of directors ordinarily meets four times a year and extraordinarily when a meeting is called by the president, the vice president or any two other members of our board of directors. Decisions of our board of directors require a quorum of a majority of the directors and are taken by majority vote, subject to the veto rights of Petrobras and Petroquisa over resolutions of our board of directors relating to certain matters under the Petrobras Shareholders’ Agreement. See “Item 7. Major Shareholders and Related Party Transactions—Major Shareholders—Shareholders Agreements.”

     The following table sets forth certain information with respect to the current members of our board of directors and their alternates:

Name	Member Since	Position Held	Age

Pedro Augusto Ribeiro Novis	August 15, 2001	President of the Board	61
Ruy Lemos Sampaio	July 20, 2006	Alternate	58
Alvaro Fernandes da Cunha Filho	November 6, 1997	Vice President of the Board	59
Marcos Luiz Abreu de Lima	March 31, 2005	Alternate	68
José de Freitas Mascarenhas	August 15, 2001	Board Member	66
Guilherme Simões de Abreu	March 4, 2002	Alternate	56
Arão Dias Tisser	March 26, 2008	Board Member	32
Paulo Pinheiro de Castelo Branco	May 30, 2008	Alternate	60
Newton Sergio de Souza	August 15, 2001	Board Member	55
Cláudio Melo Filho	October 3, 2005	Alternate	40
Alvaro Pereira Novis	August 15, 2001	Board Member	64
Marcos Wilson Spyer Rezende	September 29, 2002	Alternate	60
Francisco Teixeira de Sá	May 24, 2001	Board Member	59
Lúcio José Santos Júnior	August 15, 2001	Alternate	42
Francisco Pais	May 30, 2008	Board Member	52
Rogério Gonçalves Mattos	September 29, 2002	Alternate	52

Name	Member Since	Position Held	Age

Edmundo José Correia Aires	April 29, 2003	Board Member	50
Márcio Domingues de Andrade	May 30, 2008	Alternate	41
Antonio Britto Filho	July 20, 2006	Board Member	58
Rubio Fernal Ferreira e Sousa	April 7, 2006	Alternate	56
José Mauro Mettrau Carneiro da Cunha	July 31, 2007	Board Member	58
Yukihiro Funamoto	April 7, 2006	Alternate	36

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

     José de Freitas Mascarenhas. Mr. Mascarenhas has been a member of our board of directors as a nominee of Odebrecht since 2001. He has been an executive officer of Odebrecht since September 2001 and serves in various capacities with other companies in the Odebrecht Group. He also has served as vice president of CNI—Confederação Nacional das Indústrias since October 1985, as president of the Brazilian Association of Chemical Industry and Derivative Products since May 1993, and as president of Federação das Indústrias do Estado da Bahia—FIEB from 1992 until 2002. He is also a member of the Board of the MBC—Movimento Brasil Competitivo (Brazilian Competitiveness Council). Mr. Mascarenhas holds a bachelor’s degree in civil engineering from Universidade Federal da Bahia. Mr. Mascarenhas’ business address is Avenida Luiz Viana Filho, 2841, Salvador, BA—CEP 41730-900, Brazil.

     Arão Dias Tisser. Mr. Tisser was elected as alternate member of our board of directors on March 26, 2008 as a nominee of Petroquisa, and became a member of our our board of directors on May 30, 2008 after the resignation of Mr. Luis Fernando Cirne Lima. He has been the management coordinator of holdings in petrochemical centers for Petrobras since 2004, and has worked in commercial management of naphtha and industrial raw materials for Petrobras from February 2001 to October 2004. He is an alternate member of the board of directors of Triunfo. Mr. Tisser holds a bachelors degree in Civil Engineering from Universidade Federal do Rio de Janeiro—UFRJ and has a master degree in engineering from COPPE/UFRJ. Mr. Tisser’s business address is Av. República do Chile, 65, Rio de Janeiro, RJ, CEP 20031-912, Brazil.

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

     Francisco Teixeira de Sá. Mr. Sá has been a member of our board of directors as a nominee of the Mariani Group since 2001. He served as a member of the board of directors of Norquisa from April 2001 through April 2005 and served as president of the board of directors of Norquisa from April 2001 through April 2003. He is also president of Pronor Petroquímica S.A., or Pronor. Mr. Sá served as engineering and production manager of Dow Química S.A. from 1973 through 1984. He holds a bachelor’s degree in chemical engineering from the Universidade Federal da Bahia. Mr. Sá’s business address is Quadra 3 do SESFI, Cia Sul, Simões Filho, BA—CEP 43780-000, Brazil.

     Francisco Pais. Mr. Pais was elected as a member of our board of directors on May 30, 2008 as a nominee of Petroquisa. From 1981 to 1986 he managed a hydroelectric structure recovery project in the Geotechnical area at Light S.A., and since 1987, he has served in a variety of capcities, including as assistant to the executive services officer, at Petrobras. From 1998 to 2002, he served as member of the fiscal council of the Ricardo Franco Foundation at the Military Engineering Institute, or IME. Currenlty. he is a member of the board of directors of Procurement Negócios Eletrônicos, and since 2006, he has served as chairman of the board of directors of Copenor S.A., both of which are affiliates of Petrobras. Mr. Pais holds a bachelor’s degree in civil engineering from the IME and an MBA degree specializing in economic and corporate law from the Fundação Getúlio Vargas.

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

     Antonio Britto Filho. Mr. Britto Filho has been a member of our board of directors since July 2006. He was the chief executive officer of Calçados Azaléia S.A. from 2003 to 2006. He also served as governor of the State of Rio Grande do Sul from 1995 to 1998, Minister of Social Security from 1992 to 1993 and as a congressman of the State of Rio Grande do Sul from 1987 to 1995. Mr. Britto Filho has a bachelor’s degree in journalism from the Universidade Federal do Rio Grande do Sul and a bachelor’s degree in Law from the Universidade Luterana do Brasil. Mr. Britto Filho’s business address is Rua Florida 1970 – Brooklin, São Paulo – SP, CEP 04565-907, Brazil.

     José Mauro Mettrau Carneiro da Cunha. Mr. Cunha has been a member of our board of directors as a nominee of BNDES Participações S.A.—BNDESPAR, or BNDESPAR, since July 31, 2007. Mr. Cunha is currently the president of the board of directors of Tele Norte Leste (Telemar) and member of the boards of directors of Lupatech and Log-In. Mr. Cunha served as vice president executive officer of strategic planning of Braskem from 2003 to 2005. Mr. Cunha has held a variety of positions at BNDES, having served as vice president and responsible for industrial operations, legal department and fiscal subjects from 1998 to 2002. Mr. Cunha holds a bachelor’s degree in mechanical engineering from the Faculdade de Engenharia da Universidade Católica de Petrópolis and a master’s degree in Industrial Projects and Transportation from the COPPE/UFRJ—Universidade Federal do Rio de Janeiro. Mr. Cunha’s business address is General Garzon, 22/508, Jardim Botânico – Rio de Janeiro, RJ – CEP 22470-010, Brazil.

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

     Marcos Luiz Abreu de Lima. Mr. Lima has been an alternate member of our board of directors as a nominee of Odebrecht since March 31, 2005. Mr. Lima has been an executive officer of CNO since 1999, chief executive officer of Odebrecht Administradora e Corretora de Seguros Ltda. since 1980 and is a member of the fiscal council of Fundação Odebrecht. Mr. Lima holds bachelor’s degrees in accounting, management and economics from the Universidade Católica de Belo Horizonte and a post-graduate degree in auditing and organization development, in addition to insurance and surety bonds. Mr. Lima’s business address is Av. Luiz Viana Pinto, 2841, 1st Floor—Salvador, Bahia, Brazil.

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

     Paulo Pinheiro de Castelo Branco. Mr. Castelo Branco was elected as an alternate member of our board of directors on May 30, 2008 as a nominee of Petroquisa. He is a senior equipment engineer from Petrobras’ supply business area and currently serves as assistant to the executive supply officer at Petrobras. Since 1972, he has served in several executive positions at Petrobras. He holds a bachelor’s degree in mechanical engineering and an MBA degree in marketing from the Federal University of Rio de Janeiro (UFJR), and an MBA in controllership from the University of São Paulo (USP).

     Cláudio Melo Filho. Mr. Melo has been an alternate member of our board of directors as a nominee of Odebrecht since October 3, 2005. He has been the new business, development and representation director of Odebrecht since 2004. Mr. Melo served as financial manager and contract manager in several projects in Brazil and Angola for CNO from 1990 to 2004. Mr. Melo holds a bachelor’s degree in business administration from the Universidade de Brasilia and a post-graduate degree in financial administration from Fundação Getúlio Vargas.

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

     Lúcio José Santos Júnior. Mr. Santos has been an alternate member of our board of directors as a nominee of the Mariani Group since August 15, 2001. He has been the chief financial officer of Engepack Embalagens S.A., or Engepack, since 2002. He has been superintendent officer of Pronor since 2001 and a member of the board of directors of Pronor since 2002. Mr. Santos served as chief financial officer of Nitrocarbono from 1996 through 2002. Mr. Santos holds a bachelor’s degree in economics from the Pontifícia Universidade Católica do Rio de Janeiro and a post graduate degree in finance from Ibemec—Instituto Brasileiro de Mercado de Capitais.

     Rogério Gonçalves Mattos. Mr. Mattos has been an alternate member of our board of directors as a nominee of Petroquisa since September 29, 2002. Mr. Mattos has occupied several executive positions with Petrobras since 1979. He has been the manager of business development of Petrobras since 1998 and a member of the fiscal council of the pension fund of Petrobras (Fundação Petrobras de Seguridade Social Petros), or Petros, since 2003. He holds a bachelor’s degree in chemical engineering from the Universidade Federal do Rio de Janeiro and a bachelor’s degree in economics from the Universidade Estadual do Rio de Janeiro. Mr. Mattos also attended a senior executive program at the Harvard Business School.

     Márcio Domingues de Andrade. Mr. Andrade was elected as an alternate member of our board of directors on May 30, 2008 as a nominee of Petroquisa. Since 2006, he has served on Petrobras’ management team and from 2001 to 2006 was manager of the planning area and forest fund of Brascan’s Group. From 2000 to 2001, he was an associate at Santander Private Equity F.I.A, and from 1998 to 1999, he served as assistant to the vice-president of controllership at Banco Bozano. He was an associate at Fundo Bozano, Simonsen-Advent from 1996 through 1998 and served as a production manager at Banco Real from 1990 through 1994. Since 2003, he has served as member of the board of directors of Tafisa Brasil S.A., and from 1996 to 1998, he sat on the board of directors of several companies of Fundo Bozano, Simonsen-Advent’s portfolio. Mr. Andrade holds a bachelor’s degree in economics and an MBA from the Federal University of Rio de Janeiro (UFJR).

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

     Our by-laws require that the board of executive officers consist of a chief executive officer and between three and nine additional members, each responsible for business areas that our board of directors assigns to them. The members of our board of executive officers, other than our chief executive officer, have no formal titles (other than the title of executive officer or “Diretor”) but have the informal titles set forth in the table below.

     The members of our board of executive officers are elected by our board of directors for two-year terms, corresponding to the terms of the members of our board of directors, and are eligible for reelection. The current term of all of our executive officers ends at our annual shareholders’ meeting in 2010. Our board of directors may remove any executive officer from office at any time with or without cause. According to the Brazilian Corporation Law, executive officers must be residents of Brazil but need not be shareholders of our company. Our board of executive officers holds meetings when called by our chief executive officer.

     The following table lists the current members of our board of executive officers:

	Year of
Name	Appointment	Position Held	Age

José Carlos Grubisich Filho	2002	Chief Executive Officer	51
Carlos José Fadigas de Souza Filho	2007	Vice President Executive Officer,	38
		Chief Financial Officer and
		Director of Investor Relations
Luiz de Mendonça	2002	Vice President Executive Officer	45
Mauricio Roberto de Carvalho Ferro	2002	Vice President Executive Officer	42
		and General Counsel
Roberto Prisco Paraíso Ramos	2002	Vice President Executive Officer	61
Luis Fernando Sartini Felli	2006	Vice President Executive Officer	42

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

     Carlos José Fadigas de Souza Filho. Mr. Fadigas is currently one of our vice president executive officers, our chief financial officer and director of investor relations. He is also a member of the board of directors of Copesul, Ipiranga Química and Ipiranga Petroquímica. He was also a member of the board of directors of Politeno prior to its merger into Braskem and a member of the board of directors of Companhia Petroquímica Paulista—CPP prior to its merger into Paulínia. Prior to joining our company, Mr. Fadigas was the chief financial officer of CNO since 2002. Mr. Fadigas held a variety of positions at OPP and Trikem from 1993 to 2002, and held a variety of positions at Citibank from 1990 to 1992. Mr. Fadigas holds a bachelor’s degree in business administration from Universidade de Salvador—UNIFACS and an MBA from the Institute for Management Development in Switzerland.

     Luiz de Mendonça. Mr. Mendonça is currently one of our vice president executive officers and head of our Polyolefins Unit. He is also a member of the board of directors of Copesul, Ipiranga Química and Paulínia. He was also a member of the board of directors of Politeno prior to its merger into Braskem and a member of the board of directors of Companhia Petroquímica Paulista—CPP prior to its merger into Paulínia. Mr. Mendonça was an executive officer (Superintendent) of Polialden, and a member of the board of directors of Polialden until our merger with Polialden on May 31, 2006. Mr. Mendonça also worked for 15 years at Rhodia S.A., where he served as general manager of production, supply, finance and marketing, as an officer in the chemical division (Latin America) and as vice president of Rhodia U.S.A. Mr. Mendonça holds a bachelor’s degree in production engineering from Escola Politécnica da Universidade de São Paulo and an MBA degree from INSEAD—France.

     Mauricio Roberto de Carvalho Ferro. Mr. Ferro is currently our vice president executive officer and general counsel and a member of the board of directors of Ipiranga Petroquímica and Copesul. He was also the vice president of the board of directors of Politeno prior to our merger with Politeno, an alternate member of the board of directors of Petroflex until the sale of our interest in Petroflex in April 2008, and a member of the board of directors of Polialden until our merger with Polialden. He served as a lawyer at the law firm of Carlos Eduardo Paladini Cardoso in 1989 and as a lawyer at the law firm of Bulhões Pedreira, Bulhões Carvalho e Advogados Associados from 1991 until 1995. Mr. Ferro holds a law degree from the Pontifícia Universidade Católica do Rio de Janeiro and an LL. M. degree from the University of London and from the London School of Economics.

     Roberto Prisco Paraíso Ramos. Mr. Ramos is currently one of our vice president executive officers and head of business competitiveness. He is also a member of the board of directors of Paulínia. He was a member of the board of directors of Politeno prior to our merger with Politeno and a member of the board of directors of Petroflex until the sale of our interest in Petroflex in April 2008. Mr. Ramos was a member of the board of directors of Trikem and served on the board of directors of several companies in the Odebrecht Group. Mr. Ramos holds a bachelor’s degree in mechanical engineering from the Universidade Federal do Rio de Janeiro, a post-graduate degree in the Program for Management Development from Harvard Business School and a master’s degree in finance from the University of Leicester, England.

     Luis Fernando Sartini Felli. Mr. Felli is currently one of our vice president executive officers and head of the Vinyls Unit and a member of the board of directors of Cetrel. He was an alternate member of the board of directors of Petroflex until the sale of our interest in Petroflex. In April 2008 he served as commercial director of the Polyolefins Unit from 2002 to 2006. Mr. Felli holds a graduate degree in agronomy engineering from the Universidade de São Paulo – ESALQ and an MBA from Columbia University in New York.

Fiscal Council

     The Brazilian Corporation Law requires us to establish a permanent or non-permanent fiscal council (conselho fiscal). Our by-laws provide for a permanent fiscal council composed of five members and their respective alternate members. The fiscal council is a separate corporate body independent of our management and our independent accountants. The primary responsibility of the fiscal council is to review our management’s activities and our financial statements and to report their findings to our shareholders.

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

     The following table lists the current members of our fiscal council and their alternates:

First Year
of
Name	Appointment

Ismael Campos de Abreu	2003
José Renato Andrade Mendonça (alternate)	2008
Manoel Mota Fonseca	2002
Maria Cláudia Freitas Sampaio (alternate)	2002
Jorge José Nahas Neto	2008
Marcílio José Ribeiro Júnior (alternate)	2008
Jayme Gomes da Fonseca Junior	2007
Sérgio Garrido de Barros (alternate)	2008
Marcos Antonio Silva Menezes	2005
Sergio José de Barros (alternate)	2005

     The following is a summary of the business experience, areas of expertise and principal outside business interests of the current members of our fiscal council and their alternates.

Members of Fiscal Council

     Ismael Campos de Abreu. Mr. Abreu has been a member of our fiscal council as a nominee of Norquisa and ODBPAR Investments since 2003 and has served as president of our fiscal council since 2006. Mr. Abreu has been the controller of Odebrecht since 1995, and previously served as manager of the tax consulting division of PricewaterhouseCoopers Auditores Independentes from 1978 to 1985, controller of Corrêa Ribeiro S.A. Comércio e Indústria from 1986 to 1988, manager of the consulting area of Arthur Andersen from 1989 to 1991, and a partner of Performance Auditoria e Consultoria from 1992 to 1995. He was a member of the fiscal council of Petroflex until the sale of our interest in Petroflex in April 2008 and was a member of the fiscal council of Polialden until our merger with Polialden. Mr. Abreu holds a bachelor’s degree in accounting from Fundação Visconde de Cairú, and a post-graduate degree in economic engineering from Centro Interamericano de Desenvolvimento. Mr. Abreu’s business address is Av. Luis Viana Filho, 2841, Salvador, BA—CEP 41730-900, Brazil.

     Manoel Mota Fonseca. Mr. Fonseca has been a member of our fiscal council as a nominee of Norquisa and ODBPAR Investments since 2002 and served as president of our fiscal council in 2003 and 2004. Mr. Fonseca has been a partner of the law firm Mota Fonseca e Advogados since 1990 and previously served as legal and tax counsel of Coopers & Lybrand, KPMG and PricewaterhouseCoopers Auditores Independentes. Mr. Fonseca holds a law degree from the Universidade de São Paulo, and a post-graduate degree in tax law from Fundação Getúlio Vargas. Mr. Fonseca’s business address is Rua Frederico Simões, 85—Edifício Empresarial Simonsen, Sala 304—3rd Floor, Salvador, BA—CEP 41820-020, Brazil.

     Jorge José Nahas Neto. Mr. Neto was elected as a member of our fiscal council on May 30, 2008 as a nominee of Petroquisa. Mr. Neto currently serves as executive manager of financial planning and risk management at Petrobras, and since 1993, he has served as financial manager at companies in the Petrobras Group. Previously, he served as control planning manager at Montreal Engenharia S.A. from 1987 to 1993, as treasury assistant at Thomas De La Rue from 1985 to 1987, as consultant at Instituto do Açúcar e Álcool (IAA) from 1982 to 1984 and as administrative supervisor at Companhia Industrial Farmacêutica (COTY) from 1981 to 1982. Mr. Neto holds a bachelor’s degree in economic sciences and a graduate degree in economic engineering from Candido Mendes University (UCAM).

     Jayme Gomes da Fonseca Junior. Mr. Fonseca has been a member of our fiscal council since 2008 as a nominee of Norquisa and ODBPAR, and served as an alternate member of our fiscal council in 2007. Mr. Fonseca is currently an executive officer of Ipiranga Química and Ipiranga Petroquímica. He was our controller from 2004 to 2007 and previously served as fiscal manager of OPP Química from 1999 to 2004, fiscal manager of Odebrecht S.A. from 1996 to 1999, fiscal manager of CNO from 1993 to 1996, supervisor of Performance Auditoria e Consultoria S/C from 1991 to 1993 and an assistant of Arthur Andersen S/C from 1989 to 1991. Mr. Fonseca holds a bachelor’s degree in business administration from UNIFACS—Universidade de Salvador, an IAG Master in finances from PUC—Pontifícia Universidade Católica do Rio de Janeiro, and a MSc in Accounting and Finance from UMIST—University of Manchester Institute of Science. Mr. Fonseca’s business address is Av. das Nações Unidas, 4777, 6th Floor, São Paulo, SP, CEP 05477-000, Brazil.

     Marcos Antonio Silva Menezes. Mr. Menezes was elected a member of our fiscal council in 2005, as a nominee of Petroquisa. Mr. Menezes has been the director of Petrobras International Finance Company—PIFCo since 2003 and chief accountant officer of Petrobras since 1998. He joined Petrobras in 1976 and served as Deputy Superintendent of the former Financial Services—SEFIN from 1995 through 1998. He served as a member of the fiscal council of Companhia de Gás de Minas Gerais—GASMIG, of Companhia de Gás da Bahia—BAHIAGAS and as chairman of the fiscal council of Petros. Mr. Menezes has been chairman of the fiscal council of Instituto Brasileiro de Petróleo e Gás since 1998, and a member of the fiscal council of Organização Nacional das Indústras de Petróleo—ONIP since 1999. He is also a director of the American Chamber of Commerce—AMCHAM/RJ since 2004 and a member of Associação Nacional dos Executivos de Finanças, Administração e Contabilidade – ANEFAC and Associação Brasileira das Companhias Abertas— ABRASCA and its Auditing and Accounting Rules Commission—CANC. Mr. Menezes holds bachelor’s degrees in accounting and in business management from Faculdade Moraes Júnior in Rio de Janeiro, a post-graduate degree in financial management from Fundação Getúlio Vargas, and completed an advanced management program—PGA at Fundação Dom Cabral/INSEAD— França. Mr. Menezes’ business address is Av. República do Chile, 65, Rio de Janeiro, RJ, Brazil.

Alternate Members of Fiscal Council

     José Renato Andrade Mendonça. Mr. Mendonça was elected as alternate member of the fiscal council in 2008 as a nominee of Odebrecht. Mr. Mendonça has been the managing partner of Performance Auditoria e Consultoria Empresarial S/S since 1992, and worked for 17 years at Arthur Andersen S/C. Mr. Mendonça is the Director of the American Chamber of Commerce Brazil and Director of the Bahia Section of IBRACON. Mr. Mendonça holds a bachelor’s degree in business management from Universidade Federal da Bahia, in accounting sciences from Fundação Visconde de Cairú and has a specialization degree in Controllership from UNIFACS—Salvador. His business address is Av. Tancredo Neves, 1632, salas 1301 to 1309, Salvador, Bahia, CEP 41520-020, Brazil.

     Maria Cláudia Freitas Sampaio. Mrs. Sampaio has been an alternate member of our fiscal council as a nominee of Norquisa since 2002. Mrs. Sampaio has been a lawyer at the law firm Mota Fonseca e Advogados since 2001. Mrs. Sampaio served as a member of the fiscal council of Norquisa from 2003 to 2005. Previously, she served as an auditor of PricewaterhouseCoopers Auditores Independentes from 1990 to 1993 and she served as fiscal manager in Performance Consultoria Tributária e Empresarial Ltda. from 1994 to 1998. Mrs. Sampaio holds a law degree and a bachelor’s degree in business administration from the Universidade Católica de Salvador. Mrs. Sampaio’s business address is Rua Frederico Simões, 85 -Edifício Empresarial, Simonsen Sala 304—30th Floor, Salvador, BA—CEP 41820-020, Brazil.

     Marcílio José Ribeiro Júnior. Mr. Júnior was elected as an alternate member of our fiscal council on May 30, 2008 as a nominee of Petroquisa. Since 2006, he has worked in Petrobras’ financial management on the executive team of the financial analysis area of FINCORP. Previously, he served as as accountant at Terminal Garagem Menezes Côrtes S.A. from 1998 through 2001, as accounting manager at ALTM S.A. Tecnologia e Serviços de Manutenção from 2001 to 2002, as accountant at Gás e Participações Ltda. (GASPART) from 2002 to 2004, as accounting manager at Starfish Oil and Gas S.A. from 2004 to 2005 and as controller at Queiroz, Galvão, Óleo e Gás S.A. from 2005 to 2006.

     Sergio Garrido de Barros. Mr. Barros was elected an alternate member of our fiscal council as a nominee of Norquisa and ODBPAR in 2007. Mr. Barros has been an accounting and fiscal manager of CNO since 2005. Previously, he served as a senior auditor manager of PricewaterhouseCoopers Auditores Independentes from 1993 to 2004. Mr. Barros holds a bachelor’s degree in accounting from Universidade Católica de Salvador. Mr. Barros’s business address is Av. das Nações Unidas, 4777, 6th Floor, São Paulo, SP—CEP 05477-000, Brazil.

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

Compensation

     According to our by-laws, our shareholders are responsible for establishing the aggregate compensation we pay to the members of our board of directors, our board of executive officers and our fiscal council. Our shareholders determine this aggregate compensation at the general shareholders’ meeting each year. Once the aggregate compensation is established, the members of the board of directors are responsible for distributing such aggregate compensation individually to the members of our board of directors and our board of executive officers in compliance with our bylaws.

Compensation Committee

     The Compensation Committee is composed of three members of our board of directors: Mr. Newton Sergio de Souza, Mr. Guilherme Simões de Abreu, and Mr. Lucio José Santos Junior. The compensation committee assists the board in reviewing and approving the compensation structure, including all forms of compensation, relating to members of our board of directors and our board of executive officers. Our chief executive officer may not be present at any committee meeting during which his compensation is deliberated. The compensation committee is responsible for, among other things:

  once the aggregate compensation of our board of directors and board of executive officers is established by our shareholders, recommending to our board of directors how such aggregate compensation should be distributed individually to the members of our board of directors and our board of executive officers; and

  analyzing and recommending to our board of directors the annual Long-Term Incentive Plan.

Compensation and Benefits

     The aggregate compensation paid by us to all members of our board of directors, board of executive officers and our fiscal council for services in all capacities was R$16.8 million in 2007. On March 26, 2008, our shareholders (acting in the annual general meeting) established the following compensation for the year 2008:

  board of directors: an aggregate limit of approximately R$1.9 million;

  board of executive officers: an aggregate limit of approximately R$26.4 million; and

  each regular member of our fiscal council: 10% of the average monthly compensation of the members of our board of executive officers, plus travel and lodging expenses (the statutory minimum set forth in the Brazilian Corporation Law and in our by-laws).

We compensate our alternate directors for each meeting of our board of directors that they attend. We compensate alternate members of our fiscal council for each meeting of our fiscal council that they attend.

     Our executive officers receive the same benefits generally provided to our employees, such as medical (including dental) assistance, private pension plan and meal vouchers. Like our employees, our executive officers also receive a yearly bonus equal to one-month’s salary (known as the “thirteenth” (monthly) salary in Brazil), an additional one-third of one-month’s salary for vacation, and contributions of 8.0% of their salary into a defined contribution pension fund known as the Guarantee Fund for Time of Service (Fundo de Garantia por Tempo de Serviço). Members of our board of directors and fiscal council are not entitled to these benefits. We made contributions into the Guarantee Fund for Time of Service for our executive officers in an aggregate amount of R$0.4 million during the year ended December 31, 2007.

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

  the maximum number of investment units to be issued in that year;

  the business partners that will be offered investment units in that year;

  the purchase price of the investment units to be paid by the participating business partners;

  the projected allocation of the investment units among the business partners; and

  as an incentive to purchase investment units, the number of additional investment units that each business partner will receive in connection with the purchase of an investment unit.

     Upon the purchase by a business partner of his allocation of investment units, the business partner will receive additional investment units as an incentive for the purchase of the purchased investment units. We refer to the purchased investment units as alpha units and the additional investment units as beta units. Each beta unit will automatically convert into an alpha unit 10 years after the date of issue of the beta unit. Upon the payment by our company of dividends or interest attributable to shareholders’ equity to holders of our class A preferred shares, we will issue additional units, which we refer to as gamma units, with an aggregate value equivalent to the value of the dividends or interest attributable to shareholders’ equity attributed and paid to the holders of a class A preferred share.

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

     Our board of directors adopted an annual program for the 2006 fiscal year. Under this annual plan, certain executive officers were entitled to purchase up to an aggregate of 135,500 investment units and to receive up to an additional 135,500 investment units. Our board of directors adopted an annual program for the 2007 fiscal year. Under this annual plan, certain executive officers were entitled to purchase up to an aggregate of 430,180 investment units and to receive up to an additional 430,180 investment units. Our board of directors also adopted an annual program for the 2008 fiscal year. Under this annual plan, certain executive officers are entitled to purchase up to an aggregate of 360,384 investment units and to receive up to an additional 360,384 investment units.

Corporate Governance Practices

     The significant differences between our corporate governance practices and the New York Stock Exchange standards can be found on our website, www.braskem.com.br. The information found at this website is not incorporated by reference into this annual report.

Employees

     The following table sets forth the number of our employees by main category of activity and location.

	At December 31,

Main Category of Activity	2007(1)	2006(2)	2005(3)

Coordinators and operators	1,970	1,653	1,589
Engineers and other professionals	947	768	695
Administrative and support	488	281	254
Technicians	610	289	283
Maintenance	556	284	243
Managers and directors	212	219	198

Total	4,783	3,494	3,262

_______________
(1)
At December 31, 2007, 2,007 employees worked in the State of Bahia, 1,803 employees worked in the State of Rio Grande do Sul, 484 employees worked in the State of São Paulo, 472 employees worked in the State of Alagoas and 17 employees worked in other states in Brazil.

(2)
At December 31, 2006, 2,171 employees worked in the State of Bahia, 430 employees worked in the State of Rio Grande do Sul, 455 employees worked in the State of São Paulo, 423 employees worked in the State of Alagoas and 15 employees worked in other states in Brazil.

(3)
At December 31, 2005, 1,982 employees worked in the State of Bahia, 415 employees worked in the State of Rio Grande do Sul, 413 employees worked in the State of São Paulo, 427 employees worked in the State of Alagoas, and 25 employees worked in other states in Brazil.

     We do not employ a material number of temporary employees.

     In Brazil, both employees and employers have the right to organize unions. Employees belonging to a specific “professional category” and employers constituting a specific “economic category” may each be represented by a single union in a particular geographic area. Individual unions generally belong to state-wide union federations, which in turn belong to nationwide union confederations. We are a member of the Petrochemicals and Synthetic Resins Industries Union of the States of Bahia, Alagoas and Rio Grande do Sul, and our employees belong to the Petrochemicals Industries Workers’ Unions in each of these states. Approximately 1,492 of our non-management employees were union members at December 31, 2007. We believe that we have good ongoing relations with our employees and their unions. We have not experienced a strike since OPP Química was privatized in 1992 and Trikem was privatized in 1995. Copesul has not experienced a strike since 1991. The current collective bargaining agreements with our unions have one-year to two year terms and are subject to annual renegotiation. We have traditionally applied the terms of bargaining agreements entered into with the unions equally to unionized and non-unionized employees.

     Since coming under the control of the Odebrecht Group, we have adopted and applied the personnel management philosophy of the Odebrecht Group, which emphasizes a performance related pay structure and a decentralized management structure. Employees in each of our business units participate in setting and achieving their business unit’s annual objectives. As a result, employees in those business units that meet or exceed their goals share in our financial performance through performance-based employee compensation plans. During 2007, we recorded an expense of R$116.1 million related to this program with respect to 3,274 employees, including our executive officers. The members of our board of directors do not participate in this program.

     We seek to recruit top graduates from Brazilian technical schools and universities to work at each of our plants and offer career development training to employees to develop skills necessary to operate an internationally competitive, vertically integrated petrochemical company. We have invested in a series of training courses for our operating, laboratory and maintenance personnel through agreements with technical training organizations. During 2007, our total investment in education and training amounted to R$14.6 million for approximately 397,700 hours of training, representing an average of 83.1 hours per employee.

     We tailor career development programs to each employee’s individual needs and abilities. We established this program with our own resources and technology, and it has become a Brazilian benchmark in human resources practices. In 2007, 42.8% of our employees received salary increases as a result of their participation in our career development programs.

     Our employees and their dependents receive medical and dental assistance through a network of accredited doctors. We pay most of the costs for these services, with a small portion being paid by our employees. A small monthly fee is also charged to our employees to pay for more costly medical services. In 2007, we spent R$24.6 million on this assistance.

     The majority of our employees participate in the Odebrecht Pension Plan (ODEPREV—Odebrecht Previdência). We pay part of the monthly payments made by our employees to the Odebrecht Pension Plan. This pension fund is a defined contribution plan that pays supplementary pension and retirement amounts in amount to those paid by the Brazilian government’s pension system and is intended to provide its members with income on retirement. In 2007, we paid R$5.9 million into this fund.

     Copesul makes contributions to Petros under retirement and defined benefit pension plans that was closed to new participants on January 1, 1995. In 2006, the rate of the contribution was 12.93% of the total pay of employees who participate in the plan. In 2007, Copesul made contributions of R$5.7 million to these plans.

     In May 2003, Copesul approved and implemented a supplementary private pension plan named COPESULPREV. COPESULPREV is a closed defined-contribution plan intended to cover those employees not included in the Petros plan. COPESULPREV is independently managed by Petros, with no links to any other pension plan managed by Petros, pursuant to the provisions of Complementary Law 109/2001. In 2007, Copesul made contributions of R$1.4 million to COPESULPREV.

     Ipiranga Petroquímica and Ipiranga Química sponsors Fundação Francisco Martins Bastos (FFMB) Pension Plan, a defined benefit closed supplementary private pension entity, designed to manage and execute pension benefit plans for the benefit of the employees of Ipiranga Petroquímica and Ipiranga Química. In 2007, Ipiranga Petroquímica and Ipiranga Química made contributions of R$2.3 million to this fund.

     Prior to July 2005, we paid part of the monthly payments made by our employees to two additional private pension funds: Petros and Previnor Pension Plan (PREVINOR—Associação de Previdência Privada). The Petros plan was a defined benefit plan and Previnor Pension Plan was a defined contribution plan. In June 2005, we announced that we intended to withdraw as a sponsor of the Previnor Pension Plan and the Petros plan effective June 30, 2005. The present value of our obligations under the Petros plan exceeded the value of the assets of that fund by R$19.6 million at December 31, 2007. See note 28 to our consolidated financial statements. The calculation of mathematical reserves of participants in the Petros plan was completed in November 2006 and submitted in that month to the Secretariat for Complementary Pensions, a Social Security Ministry department in charge of regulating and inspecting private pension plans. The reserve computations with respect to the Previnor Pension Plan have been completed and the entity has a surplus; as a result, no contributions by our company are required. The sponsorship withdrawal was approved by the Secretariat for Complementary Pensions and the commitments to the plan participants was settled in 2007.

     Prior to January 2007, Politeno was the sponsor of a defined contribution plan managed by PREVINOR. In December 2006, Politeno advised PREVINOR of its intention to withdraw from the plan effective at the end of December 2006. The calculation of mathematical reserves of participants to be refunded to plan was completed and submitted to the Supplementary Pension Plan Secretary for approval in February 2008. This plan is fully funded and no additional disbursements by Braskem will be required.

Share Ownership of Directors and Officers

     The total number of shares owned by members of Braskem’s board of directors and executive officers as of June 27, 2008 represents less than 0.1% of Braskem’s share capital. Under our by-laws, each of our directors must also be a shareholder of our company. Accordingly, if a person is appointed to our board of directors and is not one of our shareholders at the time, the shareholder that designated such person to be one of our directors (in accordance with the terms of the relevant shareholders agreement) generally transfers one share to the newly appointed director at no cost. All other shares owned by our directors were purchased at market prices through the São Paulo Stock Exchange. As of the date hereof, none of our executive officers owns any of our shares.

ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

Major Shareholders

     At June 27, 2008, our issued and outstanding capital consisted of 196,714,190 common shares, 325,368,337 class A preferred shares and 803,066 class B preferred shares.

     We have registered one class of ADSs, with the United States Securities and Exchange Commission, or the Commission, pursuant to the Securities Act. Each ADS is evidenced by American Depositary Receipts, or ADRs, representing two of our class A preferred shares. At June 27, 2008, we had approximately 19,213 shareholders, including four U.S. resident holders of our common shares, approximately 108 U.S. resident holders of our class A preferred shares (including The Bank of New York, as depositary) and no U.S. resident holders of our class B preferred shares.

     The following table sets forth information concerning the ownership of our common shares and class A preferred shares at June 27, 2008, by each person whom we know to be the owner of more than 5.0% of our common shares and our class A preferred shares, and by all of our directors and executive officers as a group. Our principal shareholders have the same voting rights with respect to each class of our shares that they own as other holders of shares of that class.

			Class A Preferred
	Common Shares		Shares		Total

	Number of		Number of		Number of
	Shares	%	shares	%	shares	%

Odebrecht (1)	118,691,669	60.3	80,697,919	24.8	199,389,588	38.1
Petroquisa	59,014,256	30.0	61,666,920	19.0	120,681,176	23.1
BNDESPAR	-	-	28,319,525	8.7	28,319,525	5.0
All directors, fiscal council members,
their alternates and executive officers as
a group (38 persons)	7	*	75,058	*	75,065	*
_______________

*	less than 1%

(1)	Represents ownership of 89,052,470 common shares owned by Odebrecht, 29,639,199 common shares owned by Norquisa (a wholly-owned subsidiary of Odebrecht), 20,685,872 class A preferred shares owned by Odebrecht’s subsidiary, Odebrecht Investimentos em Infra-Estrutura Ltda., or OII, 57,826,801 class A preferred shares owned by Odebrecht’s indirect subsidiary Belgravia Empreendimentos Imobiliarios S.A., or Belgravia and, 2,185,246 class A preferred shares owned by Norquisa.

     We currently have no management or employee option plans or management or employee options outstanding. See “Item 6. Directors, Senior Management, and Employees—Compensation—Long-Term Incentive Plan.”

Changes in Ownership

     On January 31, 2007, Norquisa transferred 1,235,000 common shares of Braskem to ODBPAR Investments.

     In April 2007, we issued 1,533,670 of our class A preferred shares to the shareholders of Politeno, other than our company, in exchange for their share capital of Politeno. In addition, at an extraordinary general shareholders’ meeting held in April 2007, Odebrecht and Norquisa converted 464,685 and 21,845 of their class A preferred shares, respectively, into the same number of common shares. As a result of this transaction, the class A preferred shares owned by Politeno became treasury shares.

     In July 2007, Odebrecht transferred our subordinated convertible debentures to its subsidiary, CNO, and CNO assumed all of the obligations of Odebrecht under its non-convertible debentures of the second series.

     In July 2007, CNO, as the holder of our subordinated convertible debentures, converted all of these debentures in the outstanding amount of R$1,113.5 million (including accrued and unpaid interest) into 25,832,198 of our common shares and 51,664,397 of our class A preferred shares, reflecting a conversion price of R$14.37 per share. On the same date, BNDESPAR exercised its option to exchange all of the non-convertible debentures of the second series of CNO held by BNDESPAR for 18,344,872 of our class A preferred shares.

     In October 2007, CNO transferred 25,832,198 common shares and 31,994,603 class A preferred shares to its subsidiary Belgravia.

     In October 2007, Belgravia transferred 25,832,198 common shares to Odebrecht in exchange for 25,832,198 class A preferred shares. On the same date, Odebrecht transferred 20,685,872 class A preferred shares to OII.

     On May 30, 2008, we issued an aggregate of 46,903,320 common shares and 43,144,662 class A preferred shares to Petroquisa in the first phase of the Petrobras Transaction. As a result, the direct and indirect ownership of Odebrecht in our company was reduced to 60.3% of our common shares, 24.7% of our class A preferred shares and 38.1% of our total share capital, and the ownership of Petroquisa in our company increased to 30.0% of our common shares, 18.9% of our class A preferred shares and 23.1% of our total share capital.

     On May 30, 2008, our subsidiary Braskem Participações S.A. authorized the transfer of the shares of Braskem’s share capital that it owns to Braskem. This transfer will become effective not more than 60 days after the transfer was authorized.

Shareholders Agreements

Petrobras Shareholders’ Agreement

     On May 30, 2008, Petrobras, Petroquisa, Odebrecht and Norquisa, with Braskem as intervening party, entered into the Petrobras Shareholders’ Agreement, which has a term of 25 years. The Petrobras Shareholders’ Agreement superseded the Ipiranga Memorandum of Understanding and the Petroquisa Memorandum of Understanding.

     Under the Petrobras Shareholders’ Agreement, Petrobras and Petroquisa:

  together have the right to designate members of our board of directors and their alternates as described below;

  for so long as they own an aggregate of more than 18% of our voting share capital, together have veto rights over certain actions by Braskem’s shareholders and board of directors, and, in some cases, by Braskem’s subsidiaries such as (1) actions affecting our share capitalization or the rights of holders of our shares, (2) mergers, acquisitions or dispositions that result in specified consequences or exceed specified thresholds, (3) certain corporate governance matters, and (4) actions that would result in our violating certain financial ratios;

  for so long as they own an aggregate of more than 5% of our voting share capital, together have veto rights over related party transactions exceeding specified thresholds;

  for so long as they own an aggregate of 5% or more of our voting share capital, together have the right to designate one member of our fiscal council and his or her alternate; and

  have tag-along rights, preemptive rights, and other rights designed to prevent dilution of their equity interests.

     Under the Petrobras Shareholders’ Agreement, Petrobras and Petroquisa together have the right to designate:

  three members of our board of directors and their alternates for so long as they own an aggregate of 18% or more of our voting share capital;

  two members of our board of directors and their alternates for so long as they own an aggregate of 12% or more of our voting share capital; and

  one member of our board of directors and his or her alternate for so long as they own an aggregate of 5% or more of our voting share capital.

     For so long as Petrobras and Petroquisa together have the right to designate two or three members of our board of directors, one of these designees will serve as vice president of our board of directors.

     Under the Petrobras Shareholders’ Agreement, Petrobras has the right to sell:

  a pro rata portion of its common shares of our company in connection with any direct or indirect sale of our common shares by the Odebrecht Group to a third party; and

  all of its common shares in case such sale involves a change of our control.

Pension Funds Memorandum of Understanding

     On July 20, 2001, Odebrecht Química, Petroquímica da Bahia S.A., Petros and Caixa de Previdência dos Funcionários do Banco do Brazil—PREVI, or PREVI, entered into a Memorandum of Understanding Regarding Shareholders Agreement, which we refer to as the Pension Funds Memorandum of Understanding. The Pension Funds Memorandum of Understanding grants certain preemptive and share transfer rights to Petros and the pension fund of Banco do Brasil (Caixa de Previdência dos Funcionários do Banco do Brasil), or Previ. The Pension Funds Memorandum of Understanding has a term of 20 years, unless a shareholders agreement containing the terms set out below is entered into prior to that date. Under the Pension Funds Memorandum of understanding, the parties agreed to adopt the following basic principles for our management:

  our board of executive officers will be composed of competent professionals;

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

BNDESPAR Shareholders Agreement

     We, Odebrecht and BNDESPAR have entered into a shareholders agreement. This shareholders agreement provides that BNDESPAR has the right to appoint one member of our board of directors. This shareholders agreement will expire on the earlier of the first date on which BNDESPAR ceases to own more than 5.0% of our total share capital and August 24, 2011. This shareholders agreement also provides that BNDESPAR has the right to (1) require our company and Odebrecht to purchase the shares that it owns in our company if we do not comply with the terms of this shareholders agreement and do not cure any such non-compliance within a specified period, and (2) sell its shares in the event that Odebrecht sells its voting control of our company to a third party.

Related Party Transactions

     The following summarizes the material transactions that we have engaged in with our principal shareholders and their affiliates since January 1, 2007.

     We have engaged in extensive transactions with our principal shareholders and their affiliates and expect to do so in the future. We also have commercial relationships with some of our affiliates and, as a result, record trade accounts receivable and current and long-term liabilities mainly from purchases and sales of goods and services at prices and on terms equivalent to the average terms and prices of transactions that we enter into with third parties. In addition, we have entered into financial and other transactions with our principal shareholders and their affiliates, including, among others, as a party to three shareholder’s agreements or memoranda of understandings with shareholders of our company. See “—Principal Shareholders—Shareholders Agreements.”

     In connection with the Ipiranga Transaction, we entered into the Purchase Agreement, the Ipiranga Investment Agreement, the Interim Shareholders Agreement, the Ipiranga Memorandum of Understanding and the RPI Shareholders Agreement with Petrobras and the other parties thereto. The Ipiranga Memorandum of Understanding has been superseded by the Petrobras Shareholders’ Agreement. See “Item 4. Information on the Company—Ipiranga Transaction.”

     In connection with the Petrobras Transaction, we have entered into the Petrobras Investment Agreement with Odebrecht, Petrobras, Petroquisa and Norquisa. See “Item 4. Information on the Company—Petrobras Transaction.”

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

The Odebrecht Group

     In May 2002, OPP Produtos Petroquímicos S.A., or OPP Produtos, issued subordinated convertible debentures to Odebrecht S.A. These debentures became our obligations as a result of the merger of OPP Produtos into our company in August 2002. In July 2007, Odebrecht transferred our subordinated convertible debentures to its subsidiary, CNO, and CNO assumed all of the obligations of Odebrecht under its non-convertible debentures of the second series. In July 2007, CNO, as the holder of our subordinated convertible debentures, converted all of these debentures in the outstanding amount of R$1,113.5 million (including accrued and unpaid interest) into 25,832,198 of our common shares and 51,664,397 of our class A preferred shares, reflecting a conversion price of R$14.37 per share.

     In December 2004, we entered into an Alliance Agreement with CNO under which we have appointed CNO as a non-exclusive preferred provider with respect to maintenance services and efficiency enhancement projects at each of our plants. This agreement was unanimously approved by our board of directors. Under this agreement, we are required to request bids from CNO for these services and projects. If CNO is retained for any specific service or project, we will pay CNO its costs related to the service or project plus 15%. We are also required to pay any applicable taxes with respect to such fees. This agreement expires in December 2008. We purchased services under this agreement from CNO of R$120.3 million in 2007. We had accounts payable to CNO of R$17.5 million at December 31, 2007.

Petrobras

Financial Transactions with Petrobras

     In September 2007, EDSP58 entered into an export prepayment credit facility with PIFCo, a wholly-owned subsidiary of Petrobras, under which EDSP58 is permitted to borrow an aggregate principal amount of up to US$323.0 million. In October 2007, EDSP58 borrowed an aggregate of US$312.5 million under this facility to fund a portion of the purchase price of the shares tendered in the Copesul Tender Offer. These loans bear interest at the rate of LIBOR plus 0.35% per annum until the first anniversary of their disbursement and thereafter at the rate of LIBOR plus 0.55% per annum. The principal amount of these loans is payable on or prior to the second anniversary of each disbursement.

     We maintain a rotating naphtha supply line of credit with Petrobras that permits us to finance purchases of naphtha from Petrobras. We are permitted to maintain balances up to an aggregate of R$570.0 million under this line of credit. We pay interest on the outstanding balance under this line of credit at the monthly rate of 1.78% .

Commercial Transactions with Petrobras

     We purchase naphtha from Petrobras, and we sell automotive gasoline and LPG to Petrobras Distribuidora S.A., a wholly-owned subsidiary of Petrobras.

     In June 1978, we entered into a 10-year renewable contract with Petrobras under which the prices paid by us to Petrobras for naphtha are established based on the Amsterdam-Rotterdam-Antwerp market price and are linked to fluctuations in the real/U.S. dollar exchange rate. This contract was amended and renewed in February 1993 and in February 2003.

     In February 1996, Copesul and Petrobras entered into a 16-year renewable contract with Petrobras under which the prices paid by Copesul to Petrobras for petroleum condensate are established based on the Amsterdam-Rotterdam-Antwerp market price and are linked to fluctuations in the real/U.S. dollar exchange rate.

     In April 2007, we entered into a three-year caustic soda supply contract with Petrobras under which we will supply approximately 61,300 tons of caustic soda annually for use by Petrobras’ Brazilian refineries. Petrobras uses caustic soda for the treatment of effluents in its refineries.

     We purchased raw materials and utilities from Petrobras and Petrobras Distribuidora S.A. of R$5,713.1 million in 2007 and sold products to Petrobras of R$286.1 million during this period. We had accounts payable to Petrobras in an aggregate amount of R$579.2 million and accounts receivable from Petrobras in an aggregate amount of R$96.8 million at December 31, 2007.

     In March 2007, we entered into a five-year propylene supply contract with Refap, a subsidiary of Petrobras, under which we will purchase an initial annual supply of 70,000 tons of propylene, representing 70% of Refap’s current annual propylene production capacity of 100,000 tons. In addition, we sell condensate and purchase naphtha from Refap. We purchased raw materials from Refap of R$1,654.2 million and had sales to Refap of R$543.2 million in 2007. We had accounts receivable from Refap in an aggregate amount of R$26.2 million at December 31, 2007.

Our Subsidiaries, Jointly Controlled Companies and Associated Companies

Paulínia

     In December 2006, Paulínia entered into a credit agreement with BNDES in the aggregate amount of R$566.2 million to finance the construction of a polypropylene plant to be located in Paulínia, in the State of São Paulo. In December 2006, we entered into an agreement with Petrobras and BNDES under which we and Petrobras severally guarantee the obligations of Paulínia with respect to our proportionate shares of the obligations that Paulínia incurs under this credit agreement. The first tranche under this credit agreement in the principal amount of R$56.0 million bears interest at a rate of 9.5% per annum. The second tranche under this credit agreement in the aggregate principal amount of R$424.6 million bear interest at the TJLP rate plus 3.4% per annum. The third tranche under this credit agreement in the aggregate principal amount of R$76.9 million bears interest at the TJLP rate plus 2.9% per annum. The fourth tranche under this credit agreement in the aggregate principal amount of R$8.1 million bear interest at the TJLP rate plus 2.4% per annum. The first tranche under this credit agreement matures in January 2015 and the other three tranches mature in December 2014.

Cetrel

     We own, directly and indirectly, 52% of the voting and total share capital of Cetrel. We purchase treatment services on market terms from Cetrel for the wastewater and organic residues generated by us in the Northeastern Complex. We recorded purchases from Cetrel of R$10.0 million in 2007. We had accounts payable to Cetrel of R$0.1 million at December 31, 2007.

Petroflex

     Prior to April 1, 2008, we owned 33.5% of the total share capital of Petroflex, including 33.6% of its voting share capital. We sell butadiene-l to Petroflex on market terms under a long-term contract that is renewable automatically for 10-year periods. We recorded net sales to Petroflex of R$336.3 million in 2007. We had accounts receivable from Petroflex of R$457.1 million at December 31, 2007.

     In June 2004, Petroflex entered into a R$34.3 million secured credit agreement with BNDES to finance capital expenditures. In accordance with the terms of a shareholders agreement among our company and the other controlling shareholders of Petroflex that terminated upon our sale of our interest in Petroflex, we have guaranteed severally, but not jointly, 40% of this loan, or approximately R$13.7 million of its aggregate principal amount. The first tranche of this loan in the principal amount of R$10.3 million bears interest at a rate based on the UMBNDES rate plus a margin of 5.125% per annum. The second and third tranches of this loan in the aggregate principal amount of R$24.0 million bear interest at the TJLP plus 5.125% per annum. As set forth in this shareholders agreement, we charge Petroflex a fee of 1.25% of the outstanding principal amount of this loan that we guarantee. Under the terms of the agreement under which we sold our interest in Petroflex, this guarantee is required to be replaced and we are to be released from this guarantee prior to or on June 29, 2008.

Borealis Brasil S.A.

     We sell polypropylene and polyethylene to Borealis Brasil S.A., or Borealis, in which we have a 20.0% interest. We recorded net sales to Borealis of R$143.0 million in 2007. We had accounts receivable from Borealis of R$10.7 million at December 31, 2007.

Other

Engepack

     We sell PET from time to time to Engepack, a packaging manufacturer. Francisco Teixeira de Sá, the chairman of the board of directors of Engepack, is a member of our board of directors. In addition, one of the alternate members of our board of directors, Lúcio José Santos Júnior, is an executive officer of Engepack, and one of the members of our fiscal council, Walter Murilo Melo de Andrade, is the internal counsel of Engepack. We recorded net sales to Engepack of R$49.3 million in 2007. Engepack purchases PET from a variety of second generation producers, including our company.

Sojitz

     We sell PVC and EDC to, and we purchase raw materials, principally naphtha, from Sojitz, a chemical trader. Yukihiro Funamoto, an executive officer of Sojitz do Brasil S.A., a subsidiary of Sojitz, is an alternate member of our board of directors. At December 31, 2007, Sojitz owned 1.0% of our total share capital, including 2.9% of our voting share capital. We recorded net sales to Sojitz of R$17.0 million in 2007. In addition, we recorded purchases from Sojitz of R$742.1 million in 2007.

ITEM 8. FINANCIAL INFORMATION

Consolidated Statements and Other Financial Information

     Reference is made to Item 19 for a list of all financial statements filed as part of this annual report.

Legal Proceedings

Tax Proceedings

     We are engaged in several legal proceedings with Brazilian tax authorities for which we have established provisions in an aggregate amount of R$1,145.8 million at December 31, 2007. In addition, there are currently certain legal proceedings pending in which we are involved for which we have not established provisions. If any of these legal proceedings is decided adversely to us, our results of operations or financial condition could be materially and adversely affected.

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

     In July 2000, OPP Química (which has merged into our company) filed suit in the State of Rio Grande do Sul requesting the acknowledgement of IPI tax credits for its purchases of raw materials from our company and Copesul. The amount of credits claimed by OPP Química comprised the book value of those raw materials plus monetary adjustments. In December 2002, the Brazilian Federal Supreme Court held that OPP Química was entitled to IPI tax credits in an aggregate amount of R$1,030.1 million, including R$367.9 million attributable to monetary adjustments, for the 10-year period ended in 2002, calculated based on the price of the raw materials purchased during the 10-year period preceding the filing of the suit, plus monetary adjustments based on official indices.

     The Brazilian government appealed the decision of the Brazilian Federal Supreme Court. In this special appeal, the Brazilian federal tax authorities are no longer challenging the validity of IPI tax credits, but are alleging some inaccuracies in the method of calculating monetary adjustments on those credits. According to the opinion of our legal advisors, these issues have already been resolved by decisions of the Brazilian Federal Supreme Court and the Regional Federal Court favorable to OPP Química. However, there may be a risk of changes in the previous decision as a result of the special appeal, because, among other factors, the Brazilian Federal Supreme Court has revisited this matter on the merits in a similar lawsuit lodged by another taxpayer. We recognized IPI tax credits in an aggregate amount of R$1,030.1 million in December 2002. At December 31, 2007, we have used the full amount of the R$1,030.1 million IPI tax credit to offset IPI and other federal tax obligations.

     On September 28, 2006, the Brazilian federal tax authorities issued four tax deficiency notices to us, claiming that we owe approximately R$1,100.0 million in taxes that we offset with OPP Química’s IPI tax credits. We are contesting the government’s claims in administrative tax proceedings. We believe that the government issued two of the deficiency notices, in an aggregate amount of R$308.6 million solely to avoid forfeiting their claims due to the expiration of the statute of limitations. However, we believe that we will prevail in these administrative tax proceedings, as our decision to offset IPI tax credits against our IPI and other federal tax obligations is supported by a final decision of the Brazilian Federal Supreme Court. The other two tax deficiency notices, in an aggregate amount of R$791.4 million, allege that we are not allowed to recognize IPI tax credits from future raw material purchases. Nevertheless, the existing court decisions have given our company full and ongoing entitlement to offsetting rights. We believe that we will prevail in these administrative proceedings.

     During 2007, the Federal Revenue Office rejected approximately 200 applications for offsetting of these credits with federal taxes payable by our company. We disputed these rejections at administrative and judicial levels. We believe that we will prevail in all these administrative and judicial tax proceedings.

     The tax credits used up by us (as adjusted by applying the SELIC rate through December 2007) amount to R$2,506.9 million. The various collection proceedings referred to above have claimed R$2,263.5 million as of December 31, 2007, plus fines in the aggregate amount of R$731.0 million. We believe that such fines are not payable because we relied upon a judicial decision in the recognition of the tax credits.

     In a procedural decision on December 11, 2007 that has not yet been published, the Brazilian Federal Supreme Court held that a new judgment should be rendered and, in view of the importance of the matters raised by our lawsuit, the parties were granted an opportunity to make new oral arguments concerning the procedural matter.

     Upon publication of this decision, we intend to determine whether to appeal this decision. However, despite the possibility of the Brazilian Federal Supreme Court’s review of the merits of its former decision and its ruling against us, we and our counsel believe that the December 2002 decision should nonetheless be given res judicata (i.e., final and binding) effect.

     We have a similar suit pending on behalf of OPP Química (which has merged into our company) in federal court in the State of São Paulo, and two similar suits on behalf of Trikem (which has merged into our company) in federal courts in the States of São Paulo and Alagoas. In these cases, we obtained preliminary injunctions that allowed these companies to use these credits to offset other IPI tax obligations. These suits remain pending. We have used R$120.5 million at December 31, 2007 of Trikem’s and OPP Químicas’ IPI tax credits to offset our IPI and other federal tax obligations and have recorded a provision in the amount of R$227.4 million at December 31, 2007. We have not recognized any assets or gains in relation to these claims.

     We note that the Brazilian Federal Supreme Court issued an unfavorable ruling in another case in February 2007 involving a taxpayer unrelated to our company, holding by a six-to-five vote that IPI tax credits arising from the purchase of raw materials that are taxed at a zero percent rate may not be used to offset IPI and other federal taxes. In June 2007, the full bench of the Brazilian Federal Supreme Court contemplated whether this decision would have retroactive or prospective effect and, by majority opinion, ruled that a decision of the Brazilian Federal Supreme Court that reversed an earlier determination made by the full bench of the Brazilian Federal Supreme Court in favor of a taxpayer would apply retroactively.

     In a third suit on behalf of OPP Química and Trikem in the federal court in the State of Bahia, we obtained a favorable decision in federal trial court that recognized our right to these credits for the 10-year period preceding the filing of this suit. The Brazilian government appealed this ruling to the Superior Court of Justice in the First Circuit. In August 2007, the Superior Court of Justice in the First Circuit overturned the ruling of the federal trial court. As a result, we paid R$127.3 million to the tax authorities in accordance with this judgment. We had established a provision with respect to this action in excess of the amount of this judgment.

     We also have a similar suit pending in federal court in the State of Bahia that was commenced by Polialden prior to our merger with Polialden. Polialden won this suit in federal trial court, which ruled that Polialden was entitled to IPI tax credits for the 10-year period preceding the filing of this suit. The Brazilian government appealed this decision to the Superior Court of Justice in the First Circuit. In September 2007, the Superior Court of Justice in the First Circuit overturned the ruling of the federal trial court. As a result, we paid R$99.6 million to the tax authorities in accordance with this judgment. We had established a provision with respect to this action in excess of the amount of this judgment.

     For further information on our accounting treatment of these IPI credits, see notes 9 and 16(ii) to our consolidated financial statements.

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

     In one of these suits, the Regional Federal Court ruled against OPP Química (which has merged into our company), holding that it does not have the right to IPI export credits. OPP Química’s appeals before the Superior Court of Justice and the Brazilian Federal Supreme Court remain pending. Although our other suits also are pending, the Brazilian tax authorities have issued deficiency notices against us (1) attempting to collect amounts offset using these IPI export credits and (2) asserting their right to do so before the expiration of the applicable statute of limitations. We filed administrative appeals in respect of these deficiency notices, but we received unfavorable decisions in each of these appeals. We have appealed each of these unfavorable decisions to the taxpayers’ council (an administrative appeal board). However, based on recent Brazilian Federal Supreme Court and other jurisprudence holding that the sub-delegation by the Ministry of Finance of the authority to regulate IPI export credits under Decree Law No. 1,742/79 was unconstitutional and that recognized the right to offset IPI export credits as provided under Decree Law No. 491/96, we believe that it is reasonably possible that we will prevail in all of these judicial and administrative proceedings. Despite the issuance of Resolution No. 71 by the Federal Senate on December 27, 2005, which confirmed the unconstitutionality of this sub-delegation and ratified the validity of IPI export credits, the Superior Court of Justice, in an appeal made by another taxpayer seeking recognition of that taxpayers’ entitlement to use such tax benefit, upheld its rejection to such prospective use and affirmed that the tax benefit expired in 1990. When the Superior Court of Justice completes its judgment, the Brazilian Federal Supreme Court will revisit the right to use those tax credits after 1990, based on application of Temporary Constitutional Provisions Act (ADCT) 41. We have used a portion of these credits to offset IPI and other federal taxes in the amount of R$381.8 million at December 31, 2007 and recorded a provision in the amount of R$687.8 million at December 31, 2007 because these suits remain pending. For further information on our accounting treatment of these IPI credits, see note 16(i) to our consolidated financial statements.

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

     We lost one of these suits in federal trial court and appealed this decision, which appeal remains pending. Although our three other suits also remain pending in federal court, the Brazilian tax authorities have issued deficiency notices against us attempting to collect amounts offset using these credits, asserting their right to do so before the expiration of the applicable statute of limitations. We appealed the issuance of these deficiency notices to the taxpayers’ council. We believe that it is reasonably possible for us to prevail in all of these judicial and administrative proceedings. We have used R$31.9 million at December 31, 2007 of these credits to offset IPI taxes and recorded a provision in the amount of R$42.5 million at December 31, 2007 because these suits remain pending. For further information on our accounting treatment of these IPI credits, see note 16 to our consolidated financial statements.

Social Contribution on Net Income

     Law No. 7,689/88 created the CSLL, a tax similar to the corporate income tax. Under Article 146, item III of the Brazilian Constitution, the CSLL should have been enacted as a supplementary law and not as an ordinary law. Under Brazilian law, supplementary laws must be approved by at least a majority of the members of each house of the Brazilian Congress, while an ordinary law may be approved by a simple majority of the members of Congress present at the relevant voting session. In addition, we believe that CSLL violates Article 154, item II of the Brazilian Constitution, which provides that new taxes may not be assessed and calculated on the same basis as existing taxes. We believe the CSLL is assessed and calculated on the same basis as the corporate income tax.

     On these grounds, we filed suit challenging the constitutionality of the CSLL. We received a final decision in our favor in 1992. However, in 1993, Brazilian tax authorities filed a rescission action (ação rescisória) against us in relation to all but one of these cases seeking to overrule this decision on the basis of a ruling by the Brazilian Federal Supreme Court in an unrelated case that recognized the constitutionality of the CSLL. The Brazilian tax authorities prevailed in their rescission action both in the first instance and on appeal. We filed further appeals in respect of this decision with the Superior Court of Justice and the Brazilian Federal Supreme Court, which appeals remain pending. The Brazilian Superior Court of Justice (Superior Tribunal de Justiça) issued a ruling in a case of another unrelated taxpayer dismissing one of the arguments thas has been used by the Brazilian tax authorities in the rescission action. This decision should strenghen the arguments that we have used in our cases. In the remaining case, we believe that it is reasonably possible that the final decision in our favor will remain in effect.

     Brazilian tax authorities issued several deficiency notices against us attempting to collect CSLL. We obtained suspensions of all deficiency notices that we have received to date based on a Brazilian civil procedure provision that states that a rescission action may take effect only after the court publishes a final decision.

     We believe it is reasonably possible that we will lose our appeals. However, if we lose these suits, we believe that we would be required to pay CSLL only from the date that a final decision is published. We note, however, that Brazilian law allows rescission actions to relate back to, and to take effect from, the date of the initial decision. Although this legislation does not involve tax proceedings and the Brazilian Federal Supreme Court has not ruled on this issue, the same line of reasoning has been adopted by the Brazilian tax authorities and may be adopted by the courts in our suit. Accordingly, we believe that it is reasonably possible that we will be required to pay these taxes retroactively.

     If CSLL is charged retroactively, then our total estimated exposure at December 31, 2007 would be R$809.0 million, including interest. This amount does not include approximately R$242.4 million in penalties at December 31, 2007, which we believe are not payable because we relied upon a judicial decision in not paying CSLL. We believe that there is a possibility that we will be required to pay related interest and a remote possibility that we will be required to pay fines as a result of this tax litigation.

     As we believe that CSLL may not be payable for periods before the date the final decision is published in the rescission action, we have not made any provision in our consolidated financial statements for these contingencies. For further information on our accounting treatment of CSLL, see note 17(c) to our consolidated financial statements.

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

     We lost suits challenging the increase in the COFINS tax rate and have appealed these decisions to the Brazilian Federal Supreme Court. Based on recent Brazilian Federal Supreme Court and Superior Court of Justice jurisprudence, we believe that our chances of success in these suits are remote. Two of our subsidiaries have voluntarily settled their COFINS liabilities under a special program created by Law No. 10,684/03, for which we have recorded a long-term liability in an aggregate amount of R$36.6 million at December 31, 2007. As of February 2004, we have been paying COFINS in accordance with Law 10,833/03, which introduced new criteria for calculating COFINS.

     We recorded a provision in accordance with Law No. 9,718/98 in respect of the proceedings that were not settled in an aggregate amount of R$50.6 million at December 31, 2007. For further information on our accounting treatment of these contingencies, see note 16(iii) to our consolidated financial statements.

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

Employment and Occupational Health and Safety Proceedings

     At December 31, 2007, we were involved in approximately 1,400 employment and occupational health and safety proceedings as to which the total amount claimed was approximately R$344.8 million. We have deposited R$4.3 million of this amount in court and have established a provision for these claims in an aggregate amount of R$25.0 million at December 31, 2007. We do not believe that these proceedings will have a material adverse effect on our business, financial condition or operations.

Other Proceedings

     At December 31, 2007, we were a defendant in two civil suits filed by a former caustic soda distributor, its controlling shareholder and a former transporter for breach of a caustic soda distribution agreement. The damages claimed in these suits totaled R$27.5 million at December 31, 2007 (monetarily adjusted). These suits are pending. We believe that we will possibly prevail in these suits.

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

		Nominal Brazilian Currency per			US$ equivalent per

			Class A	Class B		Class A	Class B
		Common	Preferred	Preferred	Common	Preferred	Preferred
Year	Payment Date	shares	Shares	Shares	shares	Shares	Shares

2005	April 12, 2005(1)	R$0.56	R$0.56	R$0.56	US$0.22	US$0.22	US$0.22
2006	April 18, 2006(2)	0.90	0.90	0.56	0.42	0.42	0.26
2007	April 9, 2007(3)	—	0.16	0.16	—	0.07	0.07
2008	April 7, 2008(4)	0.64	0.64	0.64	0.38	0.38	0.38

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

(3)	Represents dividends of R$0.16 (US$0.07) per class A preferred share and R$0.16 (US$0.07) per class B preferred share.
(4)	Represents dividends of R$0.64 (US$0.38) per common share, R$0.64 (US$0.38) per class A preferred share and R$0.64 (US$0.38) per class B preferred share.

     The following discussion summarizes the principal provisions of the Brazilian Corporation Law and our bylaws relating to the distribution of dividends, including interest attributable to shareholders’ equity.

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

  an unrealized income reserve described under “—Mandatory Distributions” below; and

  a tax incentive investment reserve, included in our capital reserve accounts, in the amount of the reduction in our income tax obligations due to government tax incentive programs. See note 19(a) to our audited consolidated financial statements.

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

Legal Reserve Account

     Under the Brazilian Corporation Law and our by-laws, we must allocate 5% of our net profits for each fiscal year to our legal reserve until the aggregate amount of our legal reserve equals 20% of our paid-in capital. However, we are not required to make any allocations to our legal reserve in a fiscal year in which our legal reserve, when added to our other reserves, exceeds 30% of our shareholders’ equity. At December 31, 2007, we had a balance of R$100.0 million in our legal reserve account.

Capital Reserve Accounts

     Under the Brazilian Corporation Law, we are also permitted to record a capital reserve that may be used only (1) to absorb losses which exceed retained earning and profit reserves as defined in the Brazilian Corporation Law, and (2) to redeem or repurchase share capital and/or participation certificates, (3) to increase our capital, or (4) if specified in our by-laws (which currently do not so specify), to pay preferred share dividends. Amounts allocated to our capital reserves are unavailable for the payment of distributions and are not taken into consideration for purposes of determining the mandatory distributable amount. At December 31, 2007, we had a balance of R$458.1 million in our capital reserve accounts.

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

     In addition to the mandatory distributable amount, our board of directors may recommend that holders of our common shares approve the payment of additional distributions. Distributions made to holders of our class A preferred shares and our class B preferred shares are computed in determining whether we have paid the required mandatory distribution. We net any payment of interim distributions against the required mandatory distribution for that fiscal year.

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

     On December 21, 1998, ADSs representing our class A preferred shares began trading on The New York Stock Exchange. On December 31, 2007, there were 8,292,864 ADSs outstanding, representing 16,585,728 class A preferred shares, or 9.08% of our outstanding class A preferred shares.

     On October 8, 2003, we listed our class A preferred shares on the LATIBEX, a stock market for Latin American issuers that is quoted in euros on the Madrid Stock Exchange, under the symbol “XBRK.” Our class A preferred shares are traded on the LATIBEX in lots of one share.

     At June 27, 2008, we had approximately 19,213 shareholders, including four U.S. resident holders of our common shares, approximately 108 U.S. resident holders of our class A preferred shares (including The Bank of New York, as depositary) and no U.S. resident holders of our class B preferred shares. At June 27, 2008, there were 290,961 common shares, 41,682,008 class A preferred shares (including class A preferred shares represented by ADSs), and no class B preferred shares held by U.S. resident holders.

Price History of Our Class A Preferred Shares and the ADSs

     The tables below set forth the high and low closing sales prices for our class A preferred shares on the São Paulo Stock Exchange and the high and low closing sales prices for the ADSs on The New York Stock Exchange for the periods indicated.

	São Paulo Stock Exchange		New York Stock Exchange

	Reais per
	Class A Preferred Share		U.S. dollars per ADS

	High	Low	High	Low

2003	15.63	1.85	11.70	1.10
2004	31.68	9.36	25.48	6.18
2005	31.84	16.16	25.82	14.57
2006	18.95	9.97	18.24	9.15
2007	18.19	12.34	19.27	11.56

	São Paulo Stock Exchange		New York Stock Exchange

	Reais per
	Class A Preferred Share		U.S. dollars per ADS

	High	Low	High	Low

2006
First Quarter	18.95	15.84	18.24	14.37
Second Quarter	15.74	12.26	15.05	10.93
Third Quarter	14.94	9.97	13.63	9.15
Fourth Quarter	16.69	13.95	15.42	12.86
2007
First Quarter	15.55	12.34	15.04	11.56
Second Quarter	17.22	14.44	17.59	14.14
Third Quarter	18.19	15.15	19.27	15.10
Fourth Quarter	17.24	13.42	19.11	14.55
2008
Most Recent Six Months
November 2007	18.19	13.42	19.27	14.55
December 2007	18.19	13.42	19.27	14.55
January 2008	18.19	12.01	19.27	13.77
February 2008	17.24	11.76	19.11	13.47
March 2008	17.24	11.76	19.11	13.47
April 2008	15.48	11.76	17.72	13.47
May 2008	15.48	11.76	18.03	13.47
June 2008 (1)	15.19	11.76	18.03	13.47
________________________________________

(1) Through June 27, 2008.

Source: Economática Ltda./ Bloomberg

     On June 27, 2008, the closing sales price of:

  our class A preferred shares on the São Paulo Stock Exchange was R$13.05 per share;

  our class A preferred shares on the LATIBEX was €5.22 per share; and

  the ADSs on The New York Stock Exchange was US$16.16 per ADS.

     The following table sets forth the average daily trading volume for our class A preferred shares on the São Paulo Stock Exchange and for the ADSs on The New York Stock Exchange for the periods indicated.

	Average Daily Trading Volume

	São Paulo Stock Exchange	New York Stock Exchange

	Class A Preferred Shares	ADSs

2006
First Quarter	1,521,282	302,466
Second Quarter	1,682,577	231,495
Third Quarter	1,712,119	191,306
Fourth Quarter	1,513,327	151,090
2007
First Quarter	1,739,291	228,726
Second Quarter	1,706,671	257,047
Third Quarter	1,465,457	241,476
Fourth Quarter	1,499,592	200,838
2008
First Quarter	1,406,760	235,978

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

  Corporate Governance Level 1;

  Corporate Governance Level 2; and

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

  comply with minimum quarterly disclosure standards;

  follow stricter disclosure policies with respect to transactions involving our securities made by our controlling shareholder and our directors and executive officers;

  disclose any existing shareholders agreements and stock option plans; and

  make a schedule of corporate events available to our shareholders.

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

     At June 27, 2008, we had outstanding share capital of R$5,361,655,888.67, equal to 522,885,593 total outstanding shares consisting of 196,714,190 outstanding common shares, 325,368,337 outstanding class A preferred shares and 803,066 outstanding class B preferred shares, including 1,669,000 class A preferred shares held in treasury. All of our outstanding share capital is fully paid. All of our shares are without par value. Under the Brazilian Corporation Law, the aggregate number of our non-voting and limited voting class A and class B preferred shares may not exceed two-thirds of our total outstanding share capital.

Corporate Purposes

     Article 2 of our by-laws establishes our corporate purposes to include:

  the manufacture, trading, import and export of chemical and petrochemical products;

  the production of utilities for use by component companies of the Northeastern Complex, including the supply of steam, water, compressed air, industrial gases, electric power, as well as the provision of various services to these companies;

  the holdings of equity stakes (quotas or shares) in other companies; and

  the manufacture, distribution, sale, import and export of gasoline, diesel oil, LPG and other oil derivatives.

Board of Directors

     Under the Brazilian Corporation Law, any matters subject to the approval of our board of directors can be approved by a simple majority of votes of the members present at a duly convened meeting, unless our by-laws otherwise specify. Under our by-laws, our board of directors may only deliberate if a majority of its members are present at a duly convened meeting. Any resolutions of our board of directors may be approved by the affirmative vote of a majority of the members present at the meeting, subject to veto rights of Petroquisa, over resolutions of our board of directors relating to certain matters under the Petrobras Shareholders’ Agreement. See “Item 7. Major Shareholders and Related Party Transactions—Major Shareholders—Shareholders Agreements—Petrobras Shareholders’ Agreement.”

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

     Our class A preferred shares and class B preferred shares are non-voting, except in limited circumstances, and have priority over our common shares in the case of our liquidation. See “—Voting Rights” for information regarding the voting rights of our preferred shares, “—Liquidation” for information regarding the liquidation preferences of our preferred shares, and “Item 8. Financial Information—Dividends and Dividend Policy—Calculation of Adjusted Net Profits” and “—Dividend Preference of Preferred Shares” for information regarding the distribution preferences of our preferred shares.

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

  amend our by-laws;

  approve any capital increase in excess of the amount of our authorized capital;

  approve any capital reduction;

  accept or reject the valuation of assets contributed by any of our shareholders in exchange for the issuance of our share capital;

  suspend the rights of any of our shareholders in default of their obligations established by law or by our by- laws;

  authorize the issuance of convertible debentures;

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

  approve the aggregate compensation payable to our directors and executive officers; and

  authorize management to declare us insolvent or bankrupt and to request a concordata (a procedure involving our protection from our creditors similar in many respects to a reorganization under the U.S.
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

  reducing the mandatory distribution of dividends;

  changing our corporate purpose;

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

  the right to participate in the distribution of our profits;

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

     Under the Brazilian Corporation Law, shareholders that are not controlling shareholders, but that together hold either:

  preferred shares representing at least 10% of our total share capital; or

  common shares representing at least 15% of our voting capital,

have the right to appoint one member and an alternate to our board of directors at our shareholders’ meeting. If no group of our common or preferred shareholders meets the thresholds described above, shareholders holding preferred shares or common shares representing at least 10% of our total share capital are entitled to combine their holdings to appoint one member and an alternate to our board of directors. The shareholders seeking to exercise these minority rights must prove that they have held their shares for not less than three months preceding the shareholders’ meeting at which the director will be appointed. Any directors appointed by the non-controlling shareholders have the right to veto for cause the selection of our independent registered public accounting firm.

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

  the number of shares to be converted;

  the ratio of any such conversion; and

  the term during which any conversion must be performed.

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

  to reduce the mandatory distribution of dividends;

  to change our corporate purposes; or

  to spin-off a portion of our company.

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

  complete the appropriate foreign investor registration form;

  be registered as a foreign investor with the Brazilian Securities Commission;

  register the foreign investment with the Central Bank;

  appoint a tax representative in Brazil; and

  obtain a taxpayer identification number from the Brazilian federal tax authorities.

     Securities and other financial assets held by foreign investors pursuant to Resolution No. 2,689/00 must be registered or maintained in deposit accounts or under the custody of an entity duly licensed by the Central Bank or the Brazilian Securities Commission.

     A foreign direct investor under Law No. 4,131/62 must:

  be registered as a foreign direct investor with the Central Bank;

  obtain a taxpayer identification number from the Brazilian tax authorities;

  appoint a tax representative in Brazil; and

  appoint a representative in Brazil for service of process in respect of suits based on the Brazilian Corporation Law.

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

     A certificate of capital registration has been issued in the name of The Bank of New York, as depositary, or the Depositary, and is maintained by the Custodian on behalf of the Depositary. Pursuant to the certificate, the Custodian and the Depositary are able to convert dividends and other distributions with respect to the class A preferred shares represented by ADRs into foreign currency and remit the proceeds outside Brazil. In the event that a holder of ADRs exchanges ADRs for class A preferred shares, such holder will be entitled to continue to rely on the Depositary’s certificate of capital registration for only five business days after such exchange, following which such holder must seek to obtain its own registration of foreign investment with the Central Bank (Electronic Registration Statement – Registro Declaratório Eletrônico – RDE). Thereafter, unless the class A preferred shares are held pursuant Resolution nº 2.689/00 (portfolio investment) or Law nº 4.131/62 (direct investments) by a duly qualified investor, such holder may not be able to convert into foreign currency and remit outside Brazil the proceeds from the disposition of, or distributions with respect to, such class A preferred shares, and such holder generally will be subject to less favorable Brazilian tax treatment than a holder of ADRs. See “—Taxation—Brazilian Tax Considerations.”

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

     Upon receipt of the underlying class A preferred shares, a non-Brazilian holder is also entitled to register with the Central Bank the U.S. dollar value of such shares as a foreign direct investment under Law 4,131/62. See “Regulation of Foreign Investment” and “—Registered Capital.” A 15% capital gains tax is applicable to the sale or other disposition of preferred class A shares in Brazil where such shares are held by a non-Brazilian holder as a foreign direct investment and the transaction is performed outside a Brazilian stock exchange. If the non-Brazilian holder is domiciled in a tax haven jurisdiction, the income tax rate will be 25%.

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

     Under Decree 6,306 of December 14, 2007, the amount in reais resulting from the conversion of the proceeds received by a Brazilian entity from a foreign investment in the Brazilian securities market (including those in connection with the investment in our class A preferred shares or ADSs and those made under the provisions of Resolution No. 2,689/00 of the National Monetary Council) is subject to the IOF transaction tax. The IOF tax rate for most of these transactions is currently 0.38% . Foreign exchange transactions in connection with the investment in our class A preferred shares made under the provisions of Resolution No. 2,689/00 of the National Monetary Council, within a stock, securities or futures exchange environment are currently not subject to the IOF tax. Transactions of same nature performed outside stock, securities or futures exchange environment may be subject to the IOF tax at a 1.5% rate. Remittances of dividends and interest on net equity made by companies whose shares are traded on the BOVESPA to non-Brazilian holders are not subject to the IOF tax. The Minister of Finance has the legal power to increase the rate to a maximum of 25%. Any such increase will be applicable only prospectively.

     IOF is also assessed on transactions executed on a stock exchange. As of the date hereof, Article 33, Paragraph 2, of Decree No. 6,306 imposes an IOF tax on such transactions at a 0% rate. The Minister of Finance is empowered to establish the applicable IOF tax rate. Under Law 8,894 of June 21, 1994, such IOF tax rate may be increased at any time to a maximum of 1.5% per day, but any such increase will only be applicable to transactions occurring after such increase becomes effective.

     Until December 31, 2007, CPMF tax was levied at a rate of 0.38% on all fund transfers in connection with financial transactions in Brazil. Payments of dividends on our class A preferred shares and the ADSs were subject to the CPMF tax. However, at the end of 2007, the Brazilian Congress rejected the extension of the CPMF tax, and, as of January 1, 2008, the CPMF was extinguished. The Federal Government is considering establishing a tax with the same characteristics of CPMF, but no bill has yet been presented to Congress

Residents of Tax Haven Jurisdictions

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

U.S. Federal Income Tax Considerations

     The following is a discussion of the material U.S. federal income tax consequences that may be relevant with respect to the acquisition, ownership and disposition of our class A preferred shares or ADSs, which are evidenced by American Depositary Receipts. This description addresses only the U.S. federal income tax considerations of U.S. holders (as defined below) that will hold class A preferred shares or ADSs as capital assets. This description does not address tax considerations applicable to holders that may be subject to special tax rules, such as banks, financial institutions, insurance companies, real estate investment trusts, grantor trusts, regulated investment companies, dealers or traders in securities or currencies, tax-exempt entities, pension funds, persons that received our class A preferred shares or ADSs pursuant to an exercise of employee stock options or rights or otherwise as compensation for the performance of services, persons that will hold our class A preferred shares or ADSs as a position in a “straddle” or as a part of a “hedging”, “conversion” or other risk reduction transaction for U.S. federal income tax purposes, persons that have a “functional currency” other than the U.S. dollar, persons that will own our class A preferred shares or ADSs through partnerships or other pass through entities, holders subject to the alternative minimum tax, certain former citizens or long-term residents of the United States or holders that own (or are deemed to own) 10% or more (by voting power ) of our shares.

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

     The gross amount of any dividend paid (which will include any amounts withheld in respect of Brazilian taxes) with respect to a class A preferred share or ADS will be subject to U.S. federal income taxation as foreign source dividend income, which may be relevant in calculating a U.S. holder’s foreign tax credit limitation. Subject to limitations under U.S. federal income tax law concerning credits or deductions for foreign taxes and certain exceptions for short-term and hedged positions, any Brazilian withholding tax will be treated as a foreign income tax eligible for credit against a U.S. holder’s U.S. federal income tax liability (or at a U.S. holder’s election, may be deducted in computing taxable income if the U.S. holder has elected to deduct all foreign income taxes for the taxable year). The limitation on foreign taxes eligible for the U.S. foreign tax credit is calculated separately with respect to specific “baskets” of income. For this purpose, the dividends should generally constitute “passive category income”, or in the case of certain U.S. holders, “general category income.” The rules with respect to foreign tax credits are complex, and U.S. holders are urged to consult their own tax advisors regarding the availability of the foreign tax credit under their particular circumstances.

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

     Based on certain estimates of its gross income and gross assets and the nature of its business, our company believes that it will not be classified as a PFIC for its taxable year ended December 31, 2007. The company's status in future years will depend on its assets and activities in those years. The company has no reason to believe that its assets or activities will change in a manner that would cause it to be classified as a PFIC for the taxable year ended December 31, 2008 or any future year, but there can be no assurance that the company will not be considered a PFIC for any taxable year. If we were a PFIC, a U.S. holder of class A preferred shares or ADSs generally would be subject to imputed interest charges and other disadvantageous tax treatment with respect to any gain from the sale or exchange of, and certain distributions with respect to, the shares or ADSs (including the loss of the potential reduced tax rate on certain dividends described above).

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

     In order to mitigate the market risks to which we are exposed, we used and we may use foreign currency, interest rate, commodity derivative instruments, cash and receivables. At December 31, 2007, we had cross-currency interest rate swaps with an aggregate notional amount of R$731.8 million maturing between March 10, 2008 and June 28, 2012. These cross-currency interest rate swaps match certain of our foreign currency-denominated debt obligations.

     It is our policy to assess the potential and consolidated impact of market risks and to mitigate assessed risks in accordance with our risk management policy. Our risk management policy, in effect since April 28, 2004, seeks to mitigate our exposure to exchange rate risks with the objective of maintaining coverage of principal and interest settlements maturing within the following 12 months for, at a minimum:

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

     At December 31, 2007, we had US$551.8 million in U.S. dollar-denominated cash equivalents and other investments, which may partially offset the effects of any depreciation of the real against the U.S. dollar on our ability to service our U.S. dollar-denominated debt to the extent of these U.S. dollar-denominated cash equivalents and other investments.

Interest Rate Risk

     Our variable interest rate exposure is primarily subject to the variations of the TJLP rate and the CDI rate for real-denominated borrowings and short-term cash investments.

     As a result of strong worldwide GDP growth and favorable price levels of commodities, Brazil registered a commercial surplus of US$40.0 billion, the largest in Brazil’s history, despite the substantial appreciation of the real in relation to the U.S. dollar during 2007. This surplus, together with strong primary surpluses in the federal budget, contributed to a substantial improvement in investors’ perception of Brazil country risk. Moreover, Brazil reduced its level of indebtedness, prepaid its obligations with the IMF and increased its international reserves from US$85.8 billion at December 31, 2006 to US$180.3 billion at December 31, 2007.

     The Central Bank succeeded in controlling inflation within its targets and co-coordinating the expectations of economic agents. This strategy resulted in a decline in interest rates during 2007. Brazil’s GDP growth in 2007 was slightly ahead of worldwide growth levels, growing at an estimated 5.2% during 2007. With respect to Brazilian interest rates:

  the short-term domestic CDI rate declined from 13.25% per annum at December 31, 2006 to 11.25% per annum at December 31, 2007;

  the TJLP declined from 6.85% per annum at December 31, 2006 to 6.25% per annum at December 31, 2007; and

  the IGP-M was 7.75% in 2007 compared to 3.84% in 2006.

     The table below provides information about our significant interest-rate sensitive instruments:

	Payment Schedule – Breakdown by Type of Interest Rate

	At December 31, 2007
	Expected Maturity Date

								Fair
	2008	2009	2010	2011	2012	Thereafter	Total	Value (1)

	(in millions of reais, unless otherwise indicated)
LIABILITIES:
Loans and financings (excluding
debentures):
Fixed rate, denominated in U.S.
dollars	295.2	19.6	19.7	12.7	10.4	2,449.3	2,807.0	2,307.2
Average interest rate	9.5%	9.2%	9.2%	9.2%	9.2%	9.3%	9.3%
Variable rate, denominated in
U.S. dollars	123.5	2,335.5	127.3	93.0	206.4	184.9	3,070.5	2,724.1
Average interest rate (over LIBOR)	0.9%	0.9%	1.3%	1.2%	1.2%	1.3%	1.1%

	Payment Schedule – Breakdown by Type of Interest Rate

	At December 31, 2007
	Expected Maturity Date

								Fair
	2008	2009	2010	2011	2012	Thereafter	Total	Value (1)

Fixed rate, denominated in
Japanese yen	0.4	—	—	—	—	—	0.4	0.5
Average interest rate	4.2%						4.2%
Fixed rate, denominated in reais	340.4	19.1	19.1	19.1	19.1	66.8	483.6	479.6
Average interest rate	11.9%	11.9%	11.9%	11.9%	11.9%	11.9%	11.9%
Variable rate, denominated in
reais (excluding debentures)	104.7	124.6	122.9	88.8	26.8	—	467.9	476.6
Average interest rate (over
TJLP)	3.4%	3.3%	3.2%	2.9%	2.4%		3.3%
Variable rate, denominated in
reais (excluding debentures)	196.6	59.2	48.1	39.2	17.0	—	360.0	360.3
Average interest rate (% of
CDI)	102.8%	102.9%	102.8%	102.8%	102.9%		102.8%
Loans and financings (excluding
debentures) before proportional
consolidation	1,060.8	2,558.0	337.1	252.8	279.7	2,701.0	7,189.4	6,348.3
Loans and financings, of
proportionally consolidated
companies	3.9	41.7	41.6	50.8	142.9	—	280.9	280.9
Total loans and financings
(excluding debentures)	1,064.4	2,600.0	379.0	304.0	423.0	2,701.0	7,470.4	6,629.2
Debentures:
Variable rate, denominated in
reais	111.6	—	300.0	500.0	—	—	911.6	917.4
Average interest rate (% of
CDI)	63.3%	103.7%	103.6%	103.5%			90.7%
Debentures before proportional
consolidation	111.6	—	300.0	500.0	—	—	911.6	917.4
Debentures of proportionally
consolidated companies	—	—	—	—	—	—	—	—
Total debentures	111.6	—	300.0	500.0	—	—	911.6	917.4

ASSETS:
Cash and cash equivalents and other
instruments:
Variable rate, denominated in
U.S. dollars	977.4	—	—	—	—	—	977.4	977.4
Variable rate, denominated in
reais	1,281.6	—	—	—	—	—	1,281.6	1,281.6

Cash and cash equivalents and other
investments, before proportional
consolidation	2,259.0	—	—	—	—	—	2,259.0	2,259.0
Cash and cash equivalents and other
investments of proportionally
consolidated companies	91.9	—	—	—	—	—	91.9	91.9

Total cash and cash equivalents and
other investments	2,350.9	—	—	—	—	—	2,350.9	2,350.9
_______________
(1)	Represents the net present value of the future cash flows from the obligations converted into reais at fair market value at December 31, 2007.

     In the event that the average interest rate applicable to our financial assets and debt in 2008 were 1% higher than the average interest rate in 2007, our financial income would increase by approximately R$13.3 million and our financial expenses would increase by approximately R$7.9 million.

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

	As of December 31, 2007
	Expected Maturity Date

								Fair
	2007	2008	2009	2010	2011	Thereafter	Total	Value (1)

	(in millions of reais)
LIABILITIES:
Loans and financings:
Loans and financings (excluding
debentures):
Denominated in U.S. dollars	418.7	2,355.1	147.0	105.7	216.8	2,634.2	5,877.5	5,031.3
Denominated in Japanese Yen	0.4	—	—	—	—	—	0.4	0.5
Denominated in reais	641.7	202.9	190.1	147.1	62.9	66.8	1,311.5	1,316.5
Loans and financings (excluding
debentures) before proportional	1,060.8	2,558.0	337.1	252.8	279.7	2,701.0	7,189.4	6,348.3
consolidation
Loans and financings, of
proportionally consolidated	3.9	41.7	41.6	50.8	142.9	—	280.9	280.9
companies
Total loans and financings (excluding
debentures)	1,064.4	2,600.0	379.0	304.0	423.0	2,701.0	7,470.4	6,629.6
Debentures:
Denominated in reais	111.6	—	300.0	500.0	—	—	911.6	917.4

Total debentures, including current
portion	111.6	—	300.0	500.0	—	—	911.6	917.4

ASSETS:
Cash and cash equivalents and other
investments:
Denominated in U.S. dollars	977.4	—	—	—	—	—	977.4	977.4
Denominated in reais	1,281.6	—	—	—	—	—	1,281.6	1,281.6
Cash and cash equivalents and other
investments, before proportional
consolidation	2,259.0	—	—	—	—	—	2,259.0	2,259.0
Cash and cash equivalents and other
investments of proportionally
consolidated companies	91.9	—	—	—	—	—	91.9	91.9

Total cash and cash equivalents and other

investments	2,350.9	—	—	—	—	—	2,350.9	2,350.9

(1)	Represents the net present value of the future cash flows from the obligations converted into reais at fair market value at December 31, 2007.

     Our foreign currency exposure gives rise to market risks associated with exchange rate movements of the real against the U.S. dollar. Foreign currency-denominated liabilities at December 31, 2007 consisted primarily of U.S. dollar-denominated debt. Our foreign currency-denominated debt, including short-term debt and current portion of long-term debt, was R$5,915.4 million (US$3,339.6 million) at December 31, 2007 and R$3,117.4 million (US$1,458.1 million) at December 31, 2006. Our foreign currency exposure includes indebtedness of proportionally consolidated companies of R$37.9 million (US$21.4 million) at December 31, 2007 and R$80.8 million (US$37.8 million) at December 31, 2006. Our foreign currency exposure without the indebtedness of proportionally consolidated companies was R$5,877.5 million (US$3,318.2 million) at December 31, 2007 and R$3,036.6 million (US$1,420.3 million) at December 31, 2006. This foreign currency exposure is represented by debt in the form of notes, bonds, pre-export finance facilities and working capital loans. Our cash and funds available in U.S. dollars partially protect us against exposure arising from the U.S. dollar-denominated debt.

     In the event that the real were to devalue by 10% against the U.S. dollar during 2008 as compared to the real/U.S. dollar exchange rate at December 31, 2007, our financial expenses indexed to the dollar in 2008 would increase by approximately R$592 million, and our financial income would increase by approximately R$98 million.

Commodity Prices

     Although the majority of our revenues are in reais, we do not currently hedge our exposure to changes in prices of naphtha, our principal raw material, which are linked to the Amsterdam-Rotterdam-Antwerp market price denominated in U.S. dollars. We do not hedge this exposure in part because a portion of our sales in 2007 were exports payable in foreign currencies and linked to the international market prices of these commodities, and in part because the prices of our polyethylene, polypropylene and PVC products sold in domestic markets generally reflect changes in the international market prices of these products. In periods of high volatility in the U.S. dollar price of naphtha or the real/U.S. dollar exchange rate, there is usually a lag between the time that the U.S. dollar price of naphtha increases or the U.S. dollar appreciates and the time that we can effectively pass on the resulting increased cost in reais to our customers in Brazil. Accordingly, if the U.S. dollar price of naphtha increases precipitously or the real devalues precipitously against the U.S. dollar in the future, we may not immediately be able to pass on all of the corresponding increases in our naphtha costs to our customers in Brazil, which could materially adversely affect our results of operations and financial condition. See “Item 3. Key Informaion—Risks Relating to Our Company and the Petrochemical Industry.”

ITEM 12. DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

     Not applicable.

PART II

ITEM 13. DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

     Not applicable.

ITEM 14. MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

     Not applicable.

ITEM 15. CONTROLS AND PROCEDURES

Disclosure Controls and Procedures

     Our chief executive officer, or CEO, and our chief financial officer, or CFO, are responsible for establishing and maintaining our disclosure controls and procedures. These controls and procedures were designed to ensure that information that we are required to disclose in the reports that we file under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the applicable rules and forms of the Commission, and that it is accumulated and communicated to our management, including our CEO and CFO, as appropriate to allow timely decisions regarding required disclosure. We performed an evaluation of the effectiveness of the design and operation of our disclosure controls and procedures as of December 31, 2007 under the supervision of our CEO and CFO. Based on our evaluation, our CEO and CFO concluded that our disclosure controls and procedures were effective as of December 31, 2007.

Management’s Annual Report on Internal Control over Financial Reporting and Report of Independent Registered Public Accounting Firm

     We are filing herewith our management’s report on internal control over financial reporting and the report of independent registered accounting firm issued by our independent registered public accounting firm. Our management’s report on internal control over financial reporting is included in this annual report on page F-1 and the opinion issued by our independent registered public accounting firm is included in the report of PricewaterhouseCoopers Auditores Independentes that is included in this annual report on page F-3.

Changes in Internal Control over Financial Reporting

     There have been no changes in our internal control over financial reporting that occurred during the year ended December 31, 2007 that have materially affected or are reasonably likely to materially affect our internal control over financial reporting.

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

ITEM 16C. PRINCIPAL ACCOUNTANT FEES AND SERVICES

Audit And Non-Audit Fees

     The following table sets forth the fees billed to us by our independent registered public accounting firm, PricewaterhouseCoopers Auditores Independentes, during the fiscal years ended December 31, 2006 and 2005:

	Year ended December 31,
	2007	2006

	(in millions of reais)

Audit fees(1)	R$7.0	R$ 15.0
Audit-related fees(2)	0.1	1.3
Tax fees(3)	0.5	0.7

Total fees	R$7.6	R$ 17.0

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

     Not Applicable.

PART III

ITEM 17. FINANCIAL STATEMENTS

     We have responded to Item 18 in lieu of responding to this item.

ITEM 18. FINANCIAL STATEMENTS

     Reference is made to Item 19 for a list of all financial statements filed as part of this annual report.

ITEM 19. EXHIBITS

     (a) Financial Statements

Braskem Financial Statements

     (b) List of Exhibits

1.01	By-laws, as amended through May 30, 2008 (English translation).

2.01
Amended and Restated Deposit Agreement, dated as of March 3, 2008, among Braskem S.A., The Bank of New York and all and all Owners and holders from time to time of American Depositary Shares issued thereunder (incorporated by reference to Exhibit 1 to Form F-6 of Braskem S.A. filed on February 22, 2008).

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

3.01
Shareholders Agreement of Braskem S.A., dated as of May 30, 2008, among Odebrecht S.A., Nordeste Química S.A. – Norquisa, Petrobras Quimica S.A. – Petroquisa and Petróleo Brasileiro S.A. – Petrobras, and, as an intervening party, Braskem S.A. (English translation) (incorporated by reference to Form 6-K of Braskem S.A. filed on June 3, 2008).

3.02
Memorandum of Understanding Regarding Shareholders Agreement, dated July 20, 2001, among Odebrecht Química S.A., Petroquímica da Bahia S.A., PETROS—Fundação Petrobras de Seguridade Social and PREVI—Caixa de Previdéncia dos Funcionários do Banco do Brasil (English translation) (incorporated by reference to Exhibit 3.05 to Form 20-F of Braskem S.A. filed on June 30, 2003).

3.03	Shareholders’ Agreement Entered into between the Controlling Shareholders of Trikem S.A. and BNDES Participações S.A. – BNDESPAR, with Trikem S.A acting as Intervening Party (English translation).

3.04	Fourth Addendum to the Shareholders’ Agreement Entered into between the Controlling Shareholders of Trikem S.A. and BNDES Participações S.A. – BNDESPAR (English translation).

4.01
Share Purchase Agreement, dated as of April 4, 2006, between Braskem S.A., SPQ Investimentos e Participações Ltda., Sumitomo Chemical Company, Limited, and Itochu Corporation (incorporated by reference to Exhibit 4.1 to Form 20-F of Braskem S.A. filed on June 23, 2006).

4.02
Protocol and Justification of the Merger of Polialden Petroquímica S.A. into Braskem S.A., dated May 5, 2006 (English translation) (incorporated by reference to Exhibit 4.2 to Form 20-F of Braskem S.A. filed on June 23, 2006).

4.03
Protocol and Justification of the Merger of Politeno Indústria e Comércio S.A. into Braskem S.A., dated March 12 2007 (English translation) (incorporated by reference to Form 6-K of Braskem S.A. filed on March 19, 2007).

4.04
Share Purchase Agreement Between the Ipiranga Group Key Shareholders and Ultrapar dated March 18, 2007 (English summary) (incorporated by reference to Exhibit 4.04 to Form 20-F of Braskem S.A. filed on June 7, 2007).

4.05
Investment Agreement by and between Ultrapar Participações S.A., Braskem S.A. and Petróleo Brasileiro S.A. – Petrobras dated March 18, 2007 (English summary) (incorporated by reference to Exhibit 4.05 to Form 20-F of Braskem S.A. filed on June 7, 2007).

4.06
Amendment dated April 18, 2007 to the Investment Agreement by and between Ultrapar Participações S.A. and Braskem S.A. and Petróleo Brasileiro S.A. – Petrobras dated March 18, 2007 (English summary) (incorporated by reference to Exhibit 4.06 to Form 20-F of Braskem S.A. filed on June 7, 2007).

4.07
Private Instrument of Chattel Mortgage in Guarantee between Ultrapar, Braskem and Petrobras dated April 18, 2007 (English summary) (incorporated by reference to Exhibit 4.07 to Form 20-F of Braskem S.A. filed on June 7, 2007).

4.08
Agreement for Maintenance of Reversibility of Operations, dated April 25, 2007, between Conselho Administrativo de Defesa Econômica – CADE and Braskem S.A. (English translation) (incorporated by reference to Exhibit 4.10 to Form 20-F of Braskem S.A. filed on June 7, 2007).

4.09
Investment Agreement by and among Braskem S.A., Odebrecht S.A., Nordeste Química S.A.– Norquisa, Petróleo Brasileiro S.A. – Petrobras and Petrobras Petroquimica S.A. – Petroquisa, dated November 30, 2007 (English summary).

4.10
First Amendment dated May 14, 2008 to the Investment Agreement by and among Braskem S.A., Odebrecht S.A., Nordeste Química S.A. – Norquisa, Petróleo Brasileiro S.A. – Petrobras and Petrobras Petroquimica S.A. – Petroquisa (English summary).

4.11	Protocol and Justification of Merger of Shares issued by Grust Holdings S.A. into Braskem S.A. dated May 14, 2008 (English translation).

4.12
Naphtha and Gas Oil Purchase and Sale Contract, dated as of June 22, 1978, between Petróleo Brasileiro S.A. and the Registrant (English translation) (incorporated by reference to Exhibit 10.06 to Form F-1 of Braskem S.A. filed on April 6, 2004).

4.13
First Amendment to Naphtha and Gas Oil Purchase and Sale Contract, dated as of February 8, 1993, between Petróleo Brasileiro S.A. and the Registrant (English translation) (incorporated by reference to Exhibit 10.07 to Form F-1 of Braskem S.A. filed on April 6, 2004).

4.14
Second Amendment to Naphtha and Gas Oil Purchase and Sale Contract, dated as of February 24, 2003, between Petróleo Brasileiro S.A. and the Registrant. (English translation) (incorporated by reference to Exhibit 4.03 to Form 20-F of Braskem S.A. filed on June 30, 2003).

4.15	Purchase and Sale Agreement of Raw Materials dated February 23, 1996 made by and between Petróleo Brasileiro S.A. – Petrobras And Copesul – Companhia Petroquímica Do Sul (English translation).

4.16	Braskem S.A.’s Long-Term Incentive Plan (English translation) (incorporated by reference to Exhibit 4.23 to Form 20-F of Braskem S.A. filed on June 23, 2006).

4.17
Amendment and Restatement of Section 7 of Braskem S.A.’s Long-Term Incentive Plan, adopted at Extraordinary Shareholder’s Meeting on April 7, 2006 (English translation) (incorporated by reference to Exhibit 4.24 to Form 20-F of Braskem S.A. filed on June 23, 2006).

8.01	List of subsidiaries (incorporated by reference to note 4 to our audited consolidated financial statements included elsewhere in this annual report).

12.01	Certification of Principal Executive Officer dated June 29, 2005 pursuant to Exchange Act Rules 13a-15(e)and 15d-15(e).

12.02	Certification of Principal Financial Officer dated June 29, 2005 pursuant to Rules 13a-15(e) and 15d-15(e).

13.01
Certifications of Principal Executive Officer and Principal Financial Officer dated June 29, 2005 pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

SIGNATURES

     The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

BRASKEM S.A.

By:	/s/ José Carlos Grubisich Filho

Name:	José Carlos Grubisich Filho
Title:	Chief Executive Officer
Date:	June 30, 2008

Management’s Report on Internal Controls over Financial Reporting

The management of Braskem S.A.(“Braskem” or the “Company”), including the CEO and CFO, is responsible for establishing and maintaining adequate internal controls over financial reporting.

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

As disclosed in the Note 1 (xi) of its consolidated financial statements, during 2007, Braskem acquired control of Companhia Petroquímica do Sul (“Copesul”), Ipiranga Química S.A (“Ipiranga Química”) and Ipiranga Petroquimica S.A (“IPQ”). As provided under the Sarbanes –Oxley Act of 2002 and the applicable rules and regulations of the Securities and Exchange Commission, management has elected to exclude Copesul, Ipiranga Química and IPQ from this evaluation. Copesul, Ipiranga Química and IPQ are subsidiaries whose total assets and total revenues represent 16.7% and 27.5%, of the related consolidated financial statement amounts as of and for the year ended December 31, 2007.

Braskem’s management has assessed the effectiveness of the Company’s internal controls over financial reporting as of December 31, 2007 based on the criteria established in Internal Control – “Integrated Framework” issued by the Committee of Sponsoring Organizations of the Treadway Commission (“COSO”) and, based on such criteria, Braskem’s management has concluded that, as of December 31, 2007, the Company’s internal control over financial reporting is effective.

The effectiveness of the Company’s internal control over financial reporting as of December 31, 2007 has been audited by PricewaterhouseCoopers Auditores Independentes, an independent registered public accounting firm, as stated in their report which appears herein.

/s/ José Carlos Grubisich Filho

By:	José Carlos Grubisich Filho
Chief Executive Officer

/s/ Carlos José Fadigas de Souza Filho

Carlos José Fadigas de Souza Filho
Chief Financial Officer

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholders of Braskem S.A.

In our opinion, the accompanying consolidated balance sheets and the related consolidated statements of operations, of changes in shareholders’ equity, of changes in financial position and of cash flows present fairly, in all material respects, the financial position of Braskem S.A. and its subsidiaries at December 31, 2007 and 2006, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2007 in conformity with accounting practices adopted in Brazil. Also in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2007, based on criteria established in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). The Company’s management is responsible for these financial statements, for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying “Management’s Report on Internal Control Over Financial Reporting”. Our responsibility is to express opinions on these financial statements and on the Company’s internal control over financial reporting based on our audits (which were integrated audits in 2007 and 2006). We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement and whether effective internal control over financial reporting was maintained in all material respects. Our audit of the financial statements includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audits also included performing such other procedures as we considered necessary in the circumstances. We believe that our audits provide a reasonable basis for our opinions.

Accounting practices adopted in Brazil vary in certain significant respects from accounting principles generally accepted in the United States of America (“U.S. GAAP”). Information relating to the nature and effect of such differences is presented in Note 31 to the consolidated financial statements.

As described in Note 3(d) and 12 to the consolidated financial statements, the Company changed the manner in which accounts for maintenance costs in 2006.

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

As described in Management’s Report on Internal Controls over Financial Reporting, management has excluded Companhia Petroquímica do Sul – COPESUL (“Copesul”), Ipiranga Petroquímica S.A. (“Ipiranga Petroquímica”) and Ipiranga Química S.A. (“Ipiranga Química”) from its assessment of internal control over financial reporting as of December 31, 2007 because it was acquired by the Company in a purchase business combination during 2007. We have also excluded Copesul, Ipiranga Petroquímica and Ipiranga Química from our audit of internal control over financial reporting. Copesul, Ipiranga Petroquímica and Ipiranga Química are subsidiaries whose total assets and total revenues represent 16.7% and 27.5%, respectively, of the related consolidated financial statement amounts as of and for the year ended December 31, 2007.

Salvador, June 30, 2008

PricewaterhouseCoopers
Auditores Independentes

Braskem S.A. and Its Subsidiaries

Consolidated Balance Sheets at December 31
In millions of reais

Assets	2007	2006

Current assets
Cash and cash equivalents (Note 4)	1,890.1	1,547.1
Other investments (Note 5)	248.7	413.9
Trade accounts receivable (Note 6)	1,497.0	1,594.9
Inventories (Note 7)	2,264.3	1,767.3
Investment held for sale (Note 1(c)(xiv))	136.7	-
Taxes recoverable (Note 9)	310.3	408.1
Deferred income tax and social contribution (Note 17(b))	63.0	20.6
Dividends and interest on capital receivable	3.9	-
Prepaid expenses	72.5	84.6
Other receivables	109.8	114.5

	6,596.3	5,951.0

Non-current assets
Long-term assets	-	-
Other investments (Note 5)	119.8	1.6
Trade accounts receivable (Note 6)	41.9	52.5
Inventories (Note 7)	22.8	22.9
Taxes recoverable (Note 9)	1,175.0	953.1
Deferred income tax and social contribution (Note 17(b))	395.5	377.0
Judicial deposits and compulsory loan (Note 10)	107.7	90.5
Related parties (Note 8)	48.5	40.7
Other assets	47.9	58.8

	1,959.1	1,597.1

Permanent assets
Investments
Jointly-controlled companies	6.9	6.5
Advances for acquisition of investments (Note 11(c))	1,028.0	-
Associated companies (Note 11)	24.5	26.2
Other investments	13.8	14.1
Property, plant and equipment (Note 12)	8,404.1	6,688.7
Intangible assets (Note 12)	172.4	129.5
Deferred charges, including goodwill (Note 13)	2,686.9	1,891.2

	12,336.6	8,756.2

Total assets	20,892.0	16,304.3

Braskem S.A. and Its Subsidiaries

Consolidated Balance Sheets at December 31
In millions of reais	(continued)

Liabilities and shareholders' equity	2007	2006

Current liabilities
Suppliers	2,967.9	3,022.1
Loans and financing (Note 14)	1,068.4	653.9
Debentures (Note 15)	111.6	1,157.7
Salaries and payroll charges	260.8	148.9
Taxes, charges and contributions	161.8	122.8
Income tax and social contribution	15.4	14.4
Interest on own capital and dividends payable (Note 20(e))	307.9	41.4
Advances from customers	23.5	26.7
Creditors for investment acquisition (Notes 1(c)(vi) and 11(c))	881.0	-
Insurance premiums payable	9.4	50.0
Other liabilities	115.2	269.0

	5,922.9	5,506.9

Non-current liabilities
Long-term liabilities	-	-
Suppliers	29.7	21.4
Loans and financing (Note 14)	6,401.9	3,935.8
Debentures (Note 15)	800.0	982.2
Taxes and contributions (Note 16)	1,145.8	1,322.0
Related parties (Note 8)	-	4.8
Long-term incentives (Note 19)	4.9	2.3
Deferred income tax and social contribution (Note 17)	64.5	17.3
Private pension plans (Note 28)	35.7	64.2
Other liabilities	106.4	83.3

	8,588.9	6,433.3

Deferred income
Negative goodwill on investments in
subsidiary companies	25.2	30.4

Minority interests	598.0	21.8

Shareholders' equity (Note 20)
Capital	4,641.0	3,508.3
Capital reserves	458.1	408.7
Treasury shares	(257.6)	(255.6)
Revenue reserves	1,013.8	748.8
Retained earnings (accumulated deficit)	(98.3)	(98.3)

	5,757.0	4,311.9

Total liabilities and shareholders' equity	20,892.0	16,304.3

The accompanying notes are an integral part of these financial statements.

Braskem S.A. and Its Subsidiaries

Consolidated Statements of Operations
Years Ended December 31
In millions of reais, except amounts per shares	(continued)

	2007	2006	2005

Gross sales
Domestic market	17,939.0	13,028.4	14,099.1
Foreign market	4,524.8	3,516.9	2,944.3
Taxes, freight and returns on sales	(4,784.4)	(3,552.6)	(3,968.3)

Net sales revenue	17,679.4	12,992.7	13,075.1
Cost of sales and services rendered	(14,441.0)	(10,792.1)	(10,361.7)

Gross profit	3,238.4	2,200.6	2,713.4

Operating expenses (income)
Selling	554.2	399.0	261.9
General and administrative	684.3	552.5	525.2
Depreciation and amortization	479.1	385.0	355.6
Other operating income, net (Note 24)	(131.5)	(186.1)	(22.8)

	1,586.1	1,150.4	1,119.9

Operating income before equity accounting
and financial income	1,652.3	1,050.2	1,593.5

Equity accounting
Equity in the results of investees	(0.1)	0.8	1.3
Amortization of (goodwill)/negative goodwill, net	(106.2)	(57.8)	(152.5)
Foreign exchange variation	(11.6)	(1.4)	3.6
Tax incentives	3.4	20.5	39.2
Reversal (provision) for loss	(0.9)	-	-
Other	8.1	9.1	(1.4)

	(107.3)	(28.8)	(109.8)

Financial income (expenses) (Note 23)
Financial expenses	(180.1)	(1,097.9)	(675.8)
Financial income	(113.5)	159.5	(33.6)

	(293.6)	(938.4)	(709.4)

Operating income	1,251.4	83.0	774.3

Non-operating income (expenses), net (Note 25)	(67.2)	7.1	(25.2)

Income before income tax and social contribution	1,184.2	90.1	749.1

Income tax and social contribution	-	-	-
Current	(273.7)	(88.1)	(147.7)
Deferred	(103.3)	100.9	(29.6)

Income before minority interests	807.2	102.9	571.8
Statutory employees' profit sharing	(18.7)	-	-
Minority interests	(240.9)	(1.6)	54.0

Net income for the year	547.6	101.3	625.8

Shares outstanding at the end of the year (thousands)	432,838	356,039	362,056

Net income per share at year end - R$	1.2651	0.2845	1.7285

The accompanying notes are an integral part of these financial statements.

Braskem S.A. and Its Subsidiaries

Statement of Changes in Shareholders' Equity
In millions of reais

							Retained
		Capital reserves		Revenue reserves			earnings

		Tax		Legal	Retained	Treasury	(Accumulated
	Capital	incentives	Other	reserve	earnings	shares	deficit )	Total

At December 31, 2004	3,403.0	344.2	0.6	34.6	454.7	(15.0)	(38.4)	4,183.7
Tax incentives	-	52.0	-	-	-	-	-	52.0
Interest on own capital (Note 20(f))	-	-	-	-	-	-	(270.0)	(270.0)
Net income for the year	-	-	-	-	-	-	625.8	625.8
Appropriations
Legal reserve	-	-	-	34.3	-	-	(34.3)	-
Proposed dividends (Note 20(e))	-	-	-	-	-	-	(55.7)	(55.7)
Retained earnings	-	-	-	-	325.7	-	(325.7)	-

At December 31, 2005	3,403.0	396.2	0.6	68.9	780.4	(15.0)	(98.3)	4,535.8
Capital increase (Notes 1(c) and 20(a))	105.3	-	-	-	-	-	-	105.3
Tax incentives	-	11.9	-	-	-	-	-	11.9
Repurchase of shares (Note 20(c))	-	-	-	-	-	(240.6)	-	(240.6)
Effect of change in accounting practice (Note 12)	-	-	-	-	-	-	(164.9)	(164.9)
Transfer from reserve for absorption of prior year
adjustments (Note 20(d))	-	-	-	-	(164.9)	-	164.9	-
Net income for the year	-	-	-	-	-	-	101.3	101.3
Appropriations
Legal reserve	-	-	-	3.9	-	-	(3.9)	-
Proposed dividends (Note 20(e))	-	-	-	-	-	-	(36.9)	(36.9)
Retained earnings	-	-	-	-	60.5	-	(60.5)	-

At December 31, 2006	3,508.3	408.1	0.6	72.8	676.0	(255.6)	(98.3)	4,311.9
Capital increase (Note 1(b) and 20(a))	1,132.7	-	-	-	-	(2.0)	-	1,130.7
Dividends not redeemed and expired	-	-	-	-	-	-	0.3	0.3
Tax incentives	-	49.4	-	-	-	-	-	49.4
Effect of exclusion of profits in subsidiaries inventories	-	-	-	-	-	-	(4.4)	(4.4)
Transfer to reserve	-	-	-	-	0.2	-	(0.2)	-
Net income for the year	-	-	-	-	-	-	547.6	547.6
Appropriations
Legal reserve	-	-	-	27.2	-	-	(27.2)	-
Proposed dividends (Note 20(e))	-	-	-	-	-	-	(278.5)	(278.5)
Retained earnings	-	-	-	-	237.6	-	(237.6)	-

At December 31, 2007	4,641.0	457.5	0.6	100.0	913.8	(257.6)	(98.3)	5,757.0

The accompanying notes are an integral part of these financial statements.

Braskem S.A. and Its Subsidiaries

Consolidated Statements of Changes
in Financial Position
Years Ended December 31
In millions of reais

	2007	2006	2005

Financial resources were provided by
Operations	-	-	-
Net income for the year	547.6	101.3	625.8
Expenses (income) not affecting working capital	-	-	-
Depreciation, amortization and depletion	1,203.6	962.4	841.5
Equity accounting	-	-	-
Equity in the results of investees	0.1	(0.8)	(1.3)
Amortization of goodwill (negative goodwill), net	106.2	57.8	152.5
Provision for loss on investments	0.9	-	-
Foreign exchange variation	11.6	1.4	(3.6)
Tax incentives	(3.4)	(20.5)	(39.2)
Adjustment to investments' realization value	1.5	(11.4)	2.2
Impairment and disposal of long-lived assets	26.4	4.4	5.1
Long-term interest and monetary and exchange
variations, net	(719.4)	90.4	(54.4)
Deferred tax expense (benefit)	103.7	(100.9)	29.6
Minority interest	240.9	1.6	(54.0)
Assignment of rights to use	-	(19.7)	(3.6)
Tax recovery	(110.1)	(94.5)	-
Other	(42.3)	(16.1)	(26.2)

Total resulting from operations	1,367.3	955.4	1,474.4

Shareholders	-	-	-
Capital increase	1,132.7	110.9	2.5
Advance for future capital increase	-	-	0.2
Effect of working capital on change in interests	33.9	-	-

	1,166.6	110.9	2.7

Third parties	-	-	-
Transfer from long-term receivables to current assets	194.6	168.3	66.4
Decrease in long-term assets	295.9	28.4	123.3
Increase in long-term liabilities	3,612.9	2,290.1	2,036.1
Dividends receivable	2.0	2.0	2.0
Tax incentives	53.1	32.4	91.4
Working capital of merged companies, net	285.8	84.1	-
Other	14.6	-	5.9

	4,458.9	2,605.3	2,325.1

Total funds provided	6,992.8	3,671.6	3,802.2

Braskem S.A. and Its Subsidiaries

Consolidated Statements of Changes
in Financial Position
Years Ended December 31
In millions of reais	(continued)

	2007	2006	2005

Financial resources were used for
Dividends proposed and interest on own capital	302.9	66.2	331.3
Transfer from long-term liabilities to current liabilities	330.1	24.8	316.2
Transfer from long-term financing to current liabilities	482.6	1,767.8	504.2
Settlement of long-term financing	399.6	634.0	617.2
Decrease of current liabilities, net	3.9	4.3	117.8
Redemption of shares/debentures	110.1	192.7	9.1
Decrease in long-term liabilities	423.1	148.7	3.1
Increase in long-term receivables	204.2	202.4	507.7
Permanent assets	-	-	-
Investments	1,980.5	483.0	22.5
Property, plant, equipment and intangible assets	1,377.3	1,056.6	965.3
Deferred charges	1,149.2	40.3	87.6

Total funds used	6,763.5	4,620.8	3,482.0

Increase (decrease) in working capital	229.3	(949.2)	320.2

Changes in working capital

Current assets	-	-	-
At the end of the year	6,596.3	5,951.0	5,837.5
At the beginning of the year	5,951.0	5,837.5	5,668.3

	645.3	113.5	169.2

Current liabilities	-	-	-
At the end of the year	5,922.9	5,506.9	4,444.2
At the beginning of the year	5,506.9	4,444.2	4,595.2

	416.0	1,062.7	(151.0)

Increase (decrease) in working capital	229.3	(949.2)	320.2

The accompanying notes are an integral part of these financial statements.

Braskem S.A. and Its Subsidiaries

Consolidated Statements of Cash Flows
Years Ended December 31
In millions of reais

	2007	2006	2005

Net income for the year	547.6	101.3	625.8
Adjustment to reconcile net income to cash provided
Depreciation, amortization and depletion	1,203.6	962.4	841.5
Amortization of goodwill, net	106.2	57.8	152.5
Equity in earnings of associated companies	0.1	(0.8)	(1.3)
Provision for loss on investments	0.9	-	-
Tax incentives	(3.4)	(20.5)	(39.2)
Foreign exchange variation on investments	11.6	1.4	(3.6)
Adjustment to realization value of investments
and others	(8.1)	(11.4)	2.2
Loss on permanent assets disposed off	29.1	1.4	2.2
Interest and monetary and exchange variations, net	(627.5)	(1.3)	(133.1)
Minority interest	240.9	1.6	(54.0)
Tax recovery	(110.1)	(94.5)	-
Deferred tax expense (benefit)	103.3	(100.9)	29.6
Other	(42.5)	5.3	(30.9)

Decrease (increase) in assets
Other investments	253.9	(347.1)	(82.1)
Trade accounts receivable	493.8	53.9	161.7
Inventories	28.3	(148.2)	(51.5)
Taxes recoverable	313.5	(462.5)	(130.3)
Prepaid expenses	48.4	(56.7)	16.0
Other receivables	40.9	(25.8)	(30.1)
Increase (decrease) in liabilities
Suppliers	286.2	415.0	485.1
Taxes and contributions payable	(556.4)	(66.5)	(79.3)
Tax incentives	53.1	32.4	91.2
Advances from customers	(12.2)	(24.4)	(0.6)
Other liabilities	(7.4)	133.4	(52.4)

Net cash provided by operating activities	2,393.8	405.3	1,719.4

Proceeds from sale of permanent assets	28.8	0.9	1.8
Effect of cash received from acquired subsidiaries	193.8	-	-
Additions to investments	(1,345.5)	(222.7)	(34.0)
Additions to property, plant, equipment and
intangible assets	(1,374.4)	(953.0)	(930.2)
Additions to deferred charges	(1,081.8)	(40.3)	(87.6)
Dividends received	2.0	2.0	2.0

Net cash used in investing activities	(3,577.1)	(1,213.1)	(1,048.0)

Braskem S.A. and Its Subsidiaries

Consolidated Statements of Cash Flows
Years Ended December 31
In millions of reais	(continued)

	2007	2006	2005

Short-term debt	-	-	-
Issuances	4,339.5	2,793.5	948.3
Repayment	(5,887.6)	(3,613.8)	(2,338.8)
Long-term debt	-	-	-
Issuances	3,579.8	2,235.8	1,624.7
Repayment	(399.6)	(659.1)	(617.2)
Quotas (shares) subject to mandatory redemption	-	-	400.0
Related parties	-	-	-
Issuances	2.0	0.2	0.2
Repayment	(5.9)	(4.1)	(124.7)
Dividends paid to shareholders and minorities	(43.8)	(343.4)	(208.7)
Share issuance	1.5	5.4	2.5
Treasury share re-issuances (purchases)	-	(192.7)	-
Repurchase of shares	(60.2)	-	-
Other	0.6	(2.6)	(16.0)

Net cash provided by (used in) financing activities	1,526.3	219.2	(329.7)

Increase (decrease) in cash and cash equivalents	343.0	(588.6)	341.7

Represented by
Cash and cash equivalents, at the beginning of the year	1,547.1	2,135.7	1,794.0
Cash and cash equivalents, at the end of the year	1,890.1	1,547.1	2,135.7

Increase (decrease) in cash and cash equivalents	343.0	(588.6)	341.7

Supplemental information

Cash paid during the year for
Interest	478.9	537.0	508.0
Income taxes	296.5	1.6	16.8

The accompanying notes are an integral part of these financial statements.

Braskem S.A. and Its Subsidiaries

Consolidated Statements of Cash Flows
Years Ended December 31
In millions of reais	(continued)

Major non-cash transactions

2007/2006/2005

(i) Issue of Company shares and use of treasury shares to acquire minority interests in its subsidiaries (Notes 1(c)(ii)(vii) and (x)) affecting minority interests and share capital in the amount of R$ 19.2 and R$ 105.0 to Politeno and Polialden respectively.

2007

(ii) Conversion of debentures into shares in the amount of R$ 1,113.5 under Brazilian GAAP (Note 15).

(iii) Advance to Ultrapar as a result of the acquisition of preferred shares held by minority shareholders of companies acquired in the amount of R$ 633.5 under Brazilian GAAP. (Note 11(c)).

2007/2006

(iv) Acquisition of Politeno shares settled in November 2007 in the amount of R$ 247.5 under Brazilian GAAP. (Note 1(c)(vi)).

2005

(v) Capitalization of investment with assignment of right to use in the amount of R$ 58.2 under Brazilian GAAP. (Note 11(b)).

The accompanying notes are an integral part of these financial statements.

Braskem S.A. and Its Subsidiaries

Notes to the Consolidated Financial Statements
at December 31, 2007, 2006 and 2005
All amounts in millions of reais, unless otherwise indicated

1 Operations

(a) Braskem S.A. ("Braskem") and its subsidiaries, including its jointly-controlled companies (together, "we", "us", "our" or "the Company"), is the largest integrated petrochemical cracker and thermoplastics producer in Brazil, and produces a diversified portfolio of petrochemical products. Braskem's principal corporate objective is manufacturing, selling, importing and exporting chemical and petrochemical products and fuels, as well as producing and supplying utilities to companies in the Camaçari Petrochemical Complex, in Bahia, and the Triunfo Petrochemical Complex, in Rio Grande do Sul, Brazil and rendering of services to those companies.

The companies acquired (Note 1(c)(xi)) are considered separate segments, resulting in a total of seven business units: Basic Petrochemicals; Polyolefins; Vinyls; Business Development; Copesul; Ipiranga Petroquímica; and Ipiranga Química.

(b) On May 16, 2007, the Company announced the temporary discontinuance of its PET resin production unit, located at Camaçari, Bahia. Braskem will continue to supply PET resin to all its customers through purchase agreements entered into with M&G Polímeros Brasil S.A. while the implementation of lower cost technology is being evaluated for the production unit.

(c) Formation of Braskem

Since its inception on August 16, 2002, the Company has undergone a major corporate restructuring process, disclosed to the market through material event notices. The major developments during 2005, 2006 and 2007 can be summarized as follows:

(i) Acquisition of Companhia Alagoas
Industrial S.A.'s shares

In February 2005, pursuant to a Share Purchase and Sale Agreement entered into with Petrobras Química - Petroquisa S.A. ("Petroquisa"), the Company acquired 23,465,165 shares corresponding to 13.74% of the share capital of Companhia Alagoas Industrial ("CINAL"), for R$ 13.4. In this transaction, the Company recorded goodwill of R$ 0.4, which has been fully amortized.

(ii) Merger of Odebrecht Química S.A.
("Odequi") into Braskem

At the Extraordinary General Meeting, held on March 31, 2005, shareholders approved the merger of Odequi into Braskem.

Braskem S.A. and Its Subsidiaries

Notes to the Consolidated Financial Statements
at December 31, 2007, 2006 and 2005
All amounts in millions of reais, unless otherwise indicated

(iii) Petroquisa option to increase its interest in
the voting share capital of the Company

On April 29, 2005, Odebrecht S.A. ("Odebrecht"), Nordeste Química S.A. ("Norquisa"), ODBPAR Investimentos S.A. ("ODBPAR") and Petroquisa signed the second amendment of an agreement whereby Petroquisa was granted an option to increase its interest in the voting share capital of the Company by up to 30%, through the subscription of new shares of (i) petrochemical companies located at the Triunfo Petrochemical Complex, in Rio Grande do Sul; and (ii) other petrochemical companies considered strategic by the Company.

However, on March 31, 2006, due to absence of a final agreement on the terms and conditions, Petroquisa chose not to exercise the option to increase its percentage holding in the Company's voting share capital.

(iv) Joint venture with Petroquímica Paulínia S.A.
("Petroquímica Paulínia")

At a meeting held on June 22, 2005, the boards of directors of the Company and Petroquisa approved capital expenditures of US$ 240.0 million to build a plant for the production of polypropylene in Paulínia, São Paulo. The investment was made through the joint venture company Petroquímica Paulínia, which was incorporated on September 16, 2005. On June 5, 2006, the board of directors of the Company approved an increase in the investment amount to US$ 356.0 million.

(v) Formation of Braskem Argentina S.R.L.

At a meeting held on November 8, 2005, the board of directors of the Company approved the formation of an entity in Argentina, named Braskem Argentina S.R.L., as a limited partnership, having as partners the Company and Braskem Distribuidora, holding 98% and 2% of the capital, respectively.

(vi) Acquisition of Politeno Indústria e
Comércio S.A. ("Politeno") shares

On April 4, 2006, Braskem acquired from Suzano Petroquímica, Sumitomo Chemical and Itochu Corporation 100% of the common and preferred shares of Politeno held by those companies, which comprised 62.2% of Politeno's total share capital.

Following such acquisition, Braskem held 100% of the voting share capital and 96.16% of the total share capital of Politeno, a company located in the Northeast Petrochemical Complex, with an annual production capacity of 360 thousand metric tons of polyethylene. The initial consideration paid by Braskem was R$ 237.5 (equivalent to US$ 111.3), which was subject to adjustment based on the performance of the entity acquired.

Braskem S.A. and Its Subsidiaries

Notes to the Consolidated Financial Statements
at December 31, 2007, 2006 and 2005
All amounts in millions of reais, unless otherwise indicated

The final amount paid for the shares was computed in November 2007, based on Politeno's average performance over the 18 months subsequent to the execution of the purchase and sale agreement, in accordance with the difference between the prices of polyethylene and those of ethylene in the Brazilian market, audited by an independent appraisal firm appointed by Braskem and the former shareholders of Politeno. The balance due by Braskem, amounting to R$ 247.5, was paid in January 2008 and as of December 31, 2007, was recorded in current liabilities, under "Creditors for acquisition of investments". This provision gave rise to goodwill of R$ 174.1.

(vii) Merger of Polialden Petroquímica S.A.
("Polialden")

The Extraordinary General Meeting held on May 31, 2006 approved the merger of Polialden into the Company, through an exchange of shares and based on the book value of Polialden's shareholders' equity as of March 31, 2006, in the amount of R$ 289.9. The exchange ratio of Polialden shares for Braskem shares was determined based on the market value of shareholders' equity as of March 31, 2006, according to appraisal reports issued by an independent appraisal firm. This merger provision, resulted in the issuance of new shares by Braskem for the minority interests which exchanged shares (Note 20(a)), and in a cash payment by Braskem to minority interests that did not accept the share exchange.

Preferred shares of Polialden held by third parties were exchanged for Braskem class A preferred shares at the ratio of 33.62 class A preferred shares of Braskem for each 1,000 preferred shares of Polialden, which corresponded to an increase of 6.76% if compared to the ratio derived from the appraisal reports of the market value of shareholders' equity, as shown below:

	Braskem	Polialden

Current number of shares issued and outstanding	362,523,521	645,253,380
Market value of shareholders' equity (in R$)	8,202,482,686.96	459,721,902.03
Value per share based on the market value of
shareholders' equity (in R$)	22.626	0.713
Exchange ratio - Shareholders' equity at market values	31.49	1.00

Braskem S.A. and Its Subsidiaries

Notes to the Consolidated Financial Statements
at December 31, 2007, 2006 and 2005
All amounts in millions of reais, unless otherwise indicated

	Braskem	Polialden

Book value of shareholders' equity (in R$)	4,650,559,014.63	289,940,899.44
Value per share based on the book value (in R$)	12.828	0.449
Ratio of exchange of Polialden preferred shares for
Braskem class "A" preferred shares in the merger	33.62	1.00

The equity variations determined during the period from the merger base date to the completion of the merger were recorded in the statement of operations of Braskem as equity in earnings.

The balance of goodwill as of the merger date amounted to R$ 337.3 and was based on expectations of future profitability. Such amount was reclassified to deferred charges after the merger. Negative goodwill after the merger was no longer related to any investment and, therefore, the amount of R$ 53.0 was written off on the statement of operations under amortization of goodwill (negative goodwill), net in 2006.

Upon the merger of Polialden, the Company's share capital was increased by R$ 105.3, through the issuance of 7,878,725 class A preferred shares. The Company's share capital after the merger totaled R$ 3,508.3. These shares were fully entitled for distributions in respect of net income in 2006.

(viii) Cinal spin-off

From May 19, 2006 through June 9, 2006 the Company acquired 13.18% of the minority interests in Cinal. The purchase price was R$ 10.9, and the goodwill recorded was R$ 0.1. Following the acquisition, the Extraordinary General meeting held on July 20, 2006 approved the partial spin-off of Cinal and the related merger of Cinal's industrial assets into the Company. The spin-off did not have any impact in the consolidated financial statements of the Company, because Cinal was under common control.

(ix) Formation of Braskem Europe B.V.

At a meeting held on September 29, 2006, the board of directors of the Company approved the formation of an entity in The Netherlands, named Braskem Europe B.V. ("Braskem Europa"), as a limited liability partnership, with the Company as partner holding 100% of the capital.

Braskem S.A. and Its Subsidiaries

Notes to the Consolidated Financial Statements
at December 31, 2007, 2006 and 2005
All amounts in millions of reais, unless otherwise indicated

(x) Merger of Politeno

At the Extraordinary General Meeting held on April 2, 2007, shareholders approved the merger of Politeno, based on its shareholders' equity as of December 31, 2006, amounting to R$ 499.0. The exchange ratio of Politeno shares for Braskem shares was determined based on the companies' shareholders' equity at book value, based on appraisal reports issued by an independent appraisal firm.

The Company's share capital was increased by R$ 19.2 to R$ 3,527.4 through the issuance of 1,533,670 class A preferred shares.

In order to maintain the current capital structure of Braskem, comprising 1/3 common shares and 2/3 preferred shares, the conversion of 486,530 class A preferred shares into common shares was approved.

(xi) Acquisition of Ipiranga Group

On April 18, 2007, Ultrapar Participações S.A. ("Ultrapar") for itself and acting as agent for the Company and Petróleo Brasileiro - S.A. - Petrobras ("Petrobras"), acquired for R$ 2,113.1 the equivalent to 66.2% of common shares and 13.9% of preferred shares issued by Refinaria de Petróleo Ipiranga S.A. ("RPI"), 69.2% of common shares and 13.5% of preferred shares issued by Distribuidora de Produtos de Petróleo Ipiranga S.A. ("DPPI"), and 3.8% of common shares and 0.4% of preferred shares issued by Companhia Brasileira de Petróleo Ipiranga ("CBPI"), held by the controlling shareholders of the Ipiranga Group. The Company and Petrobras paid part of the purchase price (R$ 1,394.7) pursuant to an agency agreement among the parties.

Pursuant to the agreement among Ultrapar, Braskem and Petrobras, the Company now controls certain petrochemical assets, represented by Ipiranga Química S.A. ("Ipiranga Química"), Ipiranga Petroquímica S.A. ("IPQ") and IPQ's interest in Companhia Petroquímica do Sul ("Copesul"). Assets associated with oil refining operations held by RPI are shared on equal terms by Petrobras, Ultrapar and Braskem.

Under the agency agreement, Ultrapar was responsible for carrying out a corporate reorganization of the acquired companies, with the purpose of segregating the assets assigned to each acquiring company. The stages of this process include the following:

(a) Tag-along public tender offer for the acquisition of the common shares of RPI, DPPI and CBPI.

(b) Merger of outstanding shares of RPI, DPPI and CBPI into Ultrapar.

Braskem S.A. and Its Subsidiaries

Notes to the Consolidated Financial Statements
at December 31, 2007, 2006 and 2005
All amounts in millions of reais, unless otherwise indicated

(c) Segregation of assets, as follows: (i) transfer of the petrochemical assets then held by Ultrapar, to be subsequently delivered to Braskem and Petrobras, in accordance with the agency agreement; and (ii) spin-off of CBPI in order to transfer the northern distribution assets to a subsidiary of Petrobras.

As referred to in item (a) above, on October 22, 2007 a public tender offer auction was carried out for the acquisition of outstanding common shares of DPPI and RPI, at a price per share of R$ 112.88 and R$ 107.05, respectively. The acquisition included: (i) 82% of outstanding common shares of RPI, thus increasing Ultrapar's interest in voting share capital from 61.6% to 93.1%, and (ii) 77% of outstanding common shares of DPPI, thus increasing Ultrapar's interest in voting share capital from 84.2% to 96.1% . Total amount disbursed was R$ 473.0, of which Braskem disbursed R$ 156.7.

The CBPI auction was conducted on November 8, 2007. The offer price was R$ 64.91 per share.

Through a public tender offer on October 5, 2007, the Company's subsidiary EDSP58 Participações Ltda. ("EDSP58") acquired 34,040,927 common shares of Copesul for R$ 38.02 per share, representing 98.63% of the total shares eligible to participate in the offer. The financial settlement occurred on October 10, 2007 and the amount paid was approximately R$ 1,294.2, of which Braskem paid R$ 776.5. On October 18, 2007, the Brazilian Securities Commission (Comissão de Valores Mobiliários - "CVM") approved the delisting of Copesul's common shares from the BOVESPA.

As less than 5% of Copesul's share capital remained outstanding, Copesul's board of directors negotiated directly with these shareholders and purchased their common shares, offering the same price per share that was offered in the public tender offer.

On December 6, 2007, the merger of EDSP58 into Copesul was approved. As a consequence, 35,710,357 common shares in Copesul held by EDSP58 were cancelled and Copesul's share capital was decreased by R$ 378.4, resulting in share capital at December 31, 2007 of R$ 531.6.

On June 28, 2007, Braskem's indirect subsidiary EDSP67 Participações S.A. acquired 100% of the outstanding shares of IPQ, representing 7.61% of its total share capital. Braskem paid R$ 117.9 for this acquisition. As a result of this acquisition, the CVM approved the delisting request of IPQ on July 18, 2007.

Braskem S.A. and Its Subsidiaries

Notes to the Consolidated Financial Statements
at December 31, 2007, 2006 and 2005
All amounts in millions of reais, unless otherwise indicated

(xii) Acquisition of Shares and Merger of Tegal

On April 30, 2007, Braskem acquired 3.11% and 1.06% of quotas in TEGAL - Terminal de Gases Ltda. ("Tegal"), owned by Oxiteno Nordeste S.A. Indústria e Comércio ("Oxiteno") and Dow Brasil Nordeste Industrial Ltda., respectively. Following the acquisition, Braskem held 100% of the capital of Tegal, a company located in the Aratu Port, at Camaçari, Bahia, that provides services for the storage and movement of liquefied gases. The amount paid by Braskem was R$ 1.1, giving rise to goodwill of R$ 0.5, fully amortized to income, in accordance with CVM Instruction 247/96.

At the Extraordinary General Meeting held on July 31, 2007, shareholders approved the merger of Tegal, based on its shareholders' equity as of May 31, 2007, amounting to R$ 12.9. Changes in shareholders' equity between May 31, 2007 and the date of merger were recognized in the statement of operations of Braskem.

(xiii) Conversion of ODBPAR INV S.A. Debentures

On June 18, 2007, Odebrecht S.A. ("Odebrecht"), through ODBPAR INV S.A. ("ODBPAR INV"), exercised its right to convert into shares of Braskem 100% of its 59,185 convertible subordinated debentures, in accordance with the indenture, upon maturity of the debentures. The debentures were converted into shares of Braskem on July 31, 2007 (Note 20(a)).

(xiv) Acquisition of Petroflex Shares

On August 15, 2007, the Company exercised its right of first refusal to acquire shares issued by Petroflex Indústria e Comércio S.A. ("Petroflex") owned by SPQ Investimentos e Participações Ltda., a subsidiary of Suzano, due to the sale of control of such subsidiary to Petrobras.

Upon transfer of the shares, on October 31, 2007, Braskem's interest in the total share capital of Petroflex increased from 20.12% to 33.53%, and its interest in the voting share capital increased from 20.14% to 33.57% . The right of first refusal was exercised at the book value of Petroflex, and in September 2007, the Company paid R$ 61.0 for this acquisition.

In December 2007, Braskem entered into a Share Purchase Agreement under which the Company has agreed to sell all its shares in Petroflex which has been classified as an Investment held for sale at the book value of the net investment of R$136.7, to Lanxess Deutschland GmbH for an aggregate price of R$ 252.1. On April 1, 2008, this transaction was completed, as described in Note 30(d).

Braskem S.A. and Its Subsidiaries

Notes to the Consolidated Financial Statements
at December 31, 2007, 2006 and 2005
All amounts in millions of reais, unless otherwise indicated

(xv) Petrobras Transaction

On November 30, 2007, Braskem entered into an investment agreement with our controlling shareholder Odebrecht, Petrobras, Petroquisa and Odebrecht's subsidiary Nordeste Química S.A.- Norquisa, or "Norquisa", which we refer to as the "Petrobras Investment Agreement". We refer to the transactions under the Petrobras Investment Agreement collectively as the "Petrobras Transaction". Under the Petrobras Investment Agreement, the Petrobras Transaction will be completed in two phases. In the first phase Petroquisa will contribute the following assets to Braskem:

  36.4% of the voting and total share capital of Copesul;

  40.0% of the voting and total share capital of Ipiranga Química, which in turns owns all of the outstanding share capital of Ipiranga Petroquímica;

  40.0% of the voting and total share capital of Paulínia.

In the second phase Petroquisa will contribute the following assets to Braskem:

  up to 100% of the total and voting share capital of Triunfo, at the option of Petrobras and Petroquisa.

In exchange for these assets, assuming that the Triunfo Option is exercised in full, Braskem will issue an aggregate of 46,903,320 common shares and 56,531,819 class A preferred shares to Petroquisa. In the event that Petroquisa contributes less than 100% of the share capital of Triunfo to Braskem, Petrobras and Petroquisa may, in their discretion, contribute an amount in cash equivalent to the economic value of the share capital of Triunfo not contributed to Braskem or elect to have the number of shares issued to them reduced to reflect the economic value of the share capital of Triunfo not contributed to Braskem.

As a result of the completion of the Petrobras Transaction, assuming that the Triunfo Option is exercised in full, Petrobras and Petroquisa will own, directly and indirectly, 25.0% of our total share capital, including 30.0% of our voting share capital, and Braskem will own, directly and indirectly:

  all of the outstanding share capital of Copesul;

  all of the outstanding share capital of Ipiranga Química, which, in turn, owns all of the outstanding share capital of Ipiranga Petroquímica all of the outstanding share capital of Paulínia;

  all of the outstanding share capital of Triunfo.

Braskem S.A. and Its Subsidiaries

Notes to the Consolidated Financial Statements
at December 31, 2007, 2006 and 2005
All amounts in millions of reais, unless otherwise indicated

The Petrobras Transaction will be implemented through an exchange of shares (incorporação de ações) to be approved by the shareholders of Braskem, Copesul, Ipiranga Química, Ipiranga Petroquímica, Paulínia and Triunfo, on or prior to May 30, 2008, see Note 30 (f).

(xvi) Capital increase of Petroquímica Paulínia S.A. ("Petroquímica Paulínia")

On November 16, 2007, the Company and Petrobras paid up for Petroquímica Paulínia shares with shares of CPP - Companhia Petroquímica Paulista ("CPP") at market value. On November 20, 2007, the merger of CPP into Petroquímica Paulínia was approved.

(d) Administrative Council for Economic Defense - CADE

On April 25, 2007, the Company and CADE entered into an agreement to preserve the reversibility of Ipiranga transaction, under which Braskem has undertaken to maintain the normal conditions of free competition in the polyethylene and polypropylene markets prevalent before April 18, 2007 and to refrain from taking the following actions with respect to the petrochemical assets of the Ipiranga Group, until a final decision on the transaction is issued:

  any changes in the corporate structure that would imply a change in control;

  substantial changes in physical facilities, or assignment or waiver or rights and duties with respect to assets, including trademarks, patents and the portfolio of customers and raw material suppliers;

  discontinue the use of trademarks and products, except for the provisions of the investment agreement, thus maintaining the offer of Ipiranga product lines;

  substantial changes in the distribution and marketing structures, logistics and practices;

  substantial changes in the companies that would imply lay-offs and reassignment of personnel among different production, distribution, marketing and research units, whenever  that such actions could be characterized as a combination of the companies; and

  interrupting, with cause and in the sole discretion of CADE, investment projects which have been previously approved by the board of directors, in all activity sectors of the acquired company, as well as the implementation of its sales plans and targets.

Braskem S.A. and Its Subsidiaries

Notes to the Consolidated Financial Statements
at December 31, 2007, 2006 and 2005
All amounts in millions of reais, unless otherwise indicated

With regard to Copesul, CADE expressed no objections to the transaction, since the Company and Petrobras will continue to be controlling and minority shareholders, respectively, as prior to April 18, 2007 under the shareholders' agreement then in effect.

CADE may decide to review the agreement at any time or may do so at the request of the companies if, in the discretion of CADE's full board, the parties are able to prove that the reasons that gave rise to the agreement are no longer relevant.

(e) Corporate governance

Braskem agreed to comply with Level 1 of the Corporate Governance Standards of the Bovespa, which mainly commits the Company to (i) provide additional information to the market; and (ii) increase the percentage of capital available for trading in the market, which Braskem satisfied through the Global Offering in 2004, reaching a free float of approximately 47%. The Company intends to reach Level 2 of Corporate Governance Standards of the Bovespa in due time.

2 Presentation of the Financial Statements

The financial statements have been prepared in accordance with the accounting practices adopted in Brazil ("Brazilian GAAP"), which are based on:

  Brazilian Law no. 6404/76, as amended by Brazilian Law no. 9457/97 and Brazilian Law no. 10303/01 ("Brazilian Corporate Law");

  the rules and regulations of the Brazilian Securities Commission (the "CVM"); and

  the accounting standards issued by the Brazilian Institute of Independent Accountants (Instituto dos Auditores Independentes do Brasil - or "IBRACON").

The consolidated financial statements prepared by the Company for statutory purposes, which include the stand-alone financial statements of Braskem S.A. (holding company), were filed with the CVM on February 20, 2008. The financial statements presented herein do not include the holding company's stand-alone financial statements and are not intended to be used for statutory purposes.

Braskem S.A. and Its Subsidiaries

Notes to the Consolidated Financial Statements
at December 31, 2007, 2006 and 2005
All amounts in millions of reais, unless otherwise indicated

3 Significant Accounting Practices

(a) Use of estimates

In the preparation of the financial statements, it is necessary to use estimates to record certain assets, liabilities and transactions. The Company's financial statements include, therefore, various estimates regarding the selection of the useful lives of property, plant and equipment, deferred charges, amortization periods, as well as provisions for contingencies, income tax and other similar amounts.

(b) Revenue recognition and other statement of operations items

Revenue is recognized for products sales when risk and title are transferred to the Company's customers.

Title generally passes to customer when the product is delivered to customers or their freight carriers. Freight expenses are reported within net sales and amounted R$ 609.1, R$ 366.9 and R$ 340.2 in 2007, 2006 and 2005, respectively.

The provisions for income tax and value-added tax on sales and services (Imposto sobre Circulação de Mercadorias e Serviços, or "ICMS") are recorded gross of the tax incentive portions, with the amounts related to tax exemptions and tax reductions recorded under capital reserves.

Monetary and exchange variations of foreign currency assets and liabilities are classified as financial income and financial expenses, respectively.

The Company has recognized in the results of each year the change in market value of derivative instruments related to liabilities indexed to foreign currency or international interest rates. See Notes 22 and 23.

Advertising expenses are recorded when incurred and were not significant for the years presented herein.

Earnings per share are calculated based on the number of outstanding shares on the balance sheet date.

Braskem S.A. and Its Subsidiaries

Notes to the Consolidated Financial Statements
at December 31, 2007, 2006 and 2005
All amounts in millions of reais, unless otherwise indicated

(c) Current and non-current assets

Cash and cash equivalents consist principally of cash deposits and marketable securities or investments maturing within 90 days or less or which can be liquidated immediately in a secondary market (Note 4).

Other investments refers basically to marketable securities that are recorded at the lower of cost and market value, including accrued income earned up to the balance sheet date which is not significantly different from market value.

Derivative instruments are recorded at their estimated fair value, based on market quotations for similar instruments as to future foreign exchange and future interest rates.

The allowance for doubtful accounts is set up at an amount considered sufficient to cover probable losses on the realization of the receivables, taking into account the Company's loss experience. In order to determine the overall adequacy of the allowance for doubtful accounts, we evaluate the amount and characteristics of our accounts receivable on a monthly basis.

Inventories are stated at average purchase or production cost, which is lower than replacement cost or realization value. Imports in transit are stated at the accumulated cost of each import. Inventories of consumable materials ("Warehouse") are classified in current assets or long-term assets, considering their history of consumption.

Deferred tax assets are recognized in accordance with CVM Deliberation no. 273 and CVM Instruction No. 371, when recoverability is probable. Valuation allowances are recorded for the amounts that will be recovered after ten years. Tax deductible goodwill generates an income tax benefit to the extent that it has been amortized.

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

(d) Permanent assets

Permanent assets are stated at cost indexed for inflation through December 31, 1995, and take into consideration the following:

  Investments in associated companies are accounted for using the equity method, plus unamortized goodwill/negative goodwill. Goodwill is calculated as the difference between

Braskem S.A. and Its Subsidiaries

Notes to the Consolidated Financial Statements
at December 31, 2007, 2006 and 2005
All amounts in millions of reais, unless otherwise indicated

the amount paid and the book value of net assets acquired. Total goodwill is divided  between the fair values of assets and expected future profitability of the investees and is  amortized over the useful life of the related assets or up to ten years in the case of future  profitability. Goodwill in merged companies is transferred to property, plant and equipment  and deferred charges, when based on asset appreciation and future profitability of the  investees, respectively. Other investments are carried at the cost of acquisition adjusted for  any permanent loss, if applicable;

  Property, plant and equipment are shown at acquisition or construction cost and, as  from 1997, include capitalized financing charges incurred during the construction period.  Capitalized financing charges are added to assets and depreciated as from the date they  become operational;

  Depreciation of property, plant and equipment is recorded on the straight-line basis at the  rates mentioned in Note 12;

  Amortization of deferred charges is recorded over a period of up to ten years, as from the  time benefits begin to accrue;

  As from January 2006, in accordance with IBRACON Technical Interpretation 01/2006, the  Company records all programmed maintenance shutdown expenses in property, plant and  equipment, as "Machinery, equipment and facilities". Such stoppages occur at scheduled  periods at intervals from two to six years and the related expenses are depreciated until the  beginning of the next maintenance shutdown (Note 12); and

  Impairment provisions are recorded when the projected operating income is not sufficient to  absorb the depreciation or amortization of permanent assets. During 2007, the Company  recorded an impairment provision of R$ 13.8, related to the fair market value of assets to be  disposed of. No impairment provision was recorded in either 2006 and 2005.

(e) Current and non-current liabilities

These liabilities are stated at known or estimated amounts, including accrued charges and monetary and exchange adjustments, as applicable.

Defined benefit pension plans are accounted for based on the calculations made by independent actuaries, based on assumptions provided by the Company.

Provisions are recorded based on (i) current legislation (even when management believes that this legislation may be considered unconstitutional); (ii) the need to eliminate contingent gains that may be obtained by offsetting credits received as a result of judicial claims; and (iii) estimated payments of indemnities considered probable.

Braskem S.A. and Its Subsidiaries

Notes to the Consolidated Financial Statements
at December 31, 2007, 2006 and 2005
All amounts in millions of reais, unless otherwise indicated

(f) Deferred income

Deferred income includes negative goodwill of merged companies, supported by the expected results of those companies.

(g) Consolidated financial statements

The consolidated financial statements were prepared in accordance with the consolidation principles set forth in the Brazilian Corporate Law and rules of the CVM and include the financial statements of Braskem, its subsidiaries, jointly-controlled companies, and Special Purpose Entities ("SPEs") in which the Company has direct or indirect share control, as shown below:

		Interest in total share capital - %

	Head office
	(country)	2007	2006	2005

Subsidiaries
Braskem Argentina S.R.L.	Argentina	100.00	100.00	100.00
Braskem America Inc. ("Braskem America") (i)	USA	100.00	100.00	63.68
Braskem Distribuidora de Combustíveis Ltda. (xii)	Brazil	100.00	100.00	100.00
Braskem Europa (ii)	Holland	100.00	100.00	-
Braskem Incorporated Ltd.	Cayman Islands	100.00	100.00	100.00
Braskem Participações S.A.	Brazil	100.00	100.00	100.00
Braskem International Ltd. ("Braskem International") (iii)	Bahamas	-	-	100.00
CINAL (iv)	Brazil	100.00	100.00	86.82
Companhia Petroquímica do Sul ("COPESUL")	Brazil	62.70	-	-
CPP - Companhia Petroquímica Paulista ("CPP") (xix)	Brazil	-	79.70	79.70
Ipiranga Química (xvii)	Brazil	60.00	-	-
Polialden (v)	Brazil	-	-	63.68
Politeno (vi)	Brazil	-	96.16	-
Tegal Terminal de Gases Ltda. ("Tegal") (vii)	Brazil	-	95.83	90.79
Investimentos Petroquímicos Ltda. ("IPL") (xiii)	Brazil	-	-	100.00
Braskem Importação e Exportação Ltda.	Brazil	100.00	100.00	100.00
Overseas (xiv)	Cayman Islands	-	100.00	100.00
Lantana	Bahamas	100.00	100.00	100.00
		-	-	-
Jointly-controlled companies (viii)		-	-	-
CETREL S.A. - Empresa de Proteção Ambiental ("CETREL")	Brazil	53.61	49.03	48.02

Braskem S.A. and Its Subsidiaries

Notes to the Consolidated Financial Statements
at December 31, 2007, 2006 and 2005
All amounts in millions of reais, unless otherwise indicated

		Interest in total share capital - %

	Head office
	(country)	2007	2006	2005

Companhia Petroquímica do Sul ("COPESUL") (xvi)	Brazil		29.46	29.46
Petroflex Indústria e Comércio S.A. (xviii)	Brazil	33.53	20.12	20.12
Petroquímica Paulínia (ix)	Brazil	60.00	60.00	60.00
Politeno (vii)	Brazil	-	-	33.96

Special-purpose entities ("SPEs")
Chemical Fundo de Investimento em Direitos Creditórios ("Chemical Fund") (xi)	Brazil	-	100.00	11.58
Chemical Fundo de Investimento em Direitos Creditórios ("Chemical Fund II") (xi)	Brazil	-	9.19	9.09
Fundo Parin		100.00
("Fundo Chemical II") (xv)	Brazil			9.09
Fundo Parin	Brazil	100.00	100.00	100.00

(i) Became a direct subsidiary of Braskem after Polialden's merger into the Company on May 31, 2006 (Note 1(c)(vii)).

(ii) Start-up in September 2006 (Note 1(c)(ix)).

(iii) Liquidated in March 2006.

(iv) In June 2006, the Company acquired the remaining shares from minority stockholders (Note 1(c)(viii)).

(v) Merged into the Company on May 31, 2006 (Note 1(c)(vii)).

(vi) Jointly-controlled entity until March 31, 2006. In the second quarter of 2006, the Company acquired the remaining share control of Politeno (Note 1(c)(vi)).

(vii) Interest acquired from subsidiary.

(viii) Investments proportionally consolidated, pursuant to CVM Instruction 247/96.

(ix) Jointly-controlled entity as a result of shareholders' agreement provisions.

(x) Investments consolidated in accordance with CVM Instruction 408/04.

(xi) Interest corresponding to subordinated quotas held by Braskem.

(xii) Upon the merger of IPL, the investment in Braskem Importação e Exportação is held by Braskem Distribuidora.

(xiii) Merged into Braskem Distribuidora in September 2006.

Braskem S.A. and Its Subsidiaries

Notes to the Consolidated Financial Statements
at December 31, 2007, 2006 and 2005
All amounts in millions of reais, unless otherwise indicated

(xiv) Company in process of liquidation.

(xv) Liquidated in October 2006.

(xvi) Investment proportionally consolidated through March 2007 in accordance with CVM Instruction 247/96.

(xvii) Investment consolidated as from April 2007, in accordance with the terms of the Grupo Ipiranga acquisition agreement (Note 1(c)).

(xviii) Consolidation of the results through November 30, 2007.

(xix) Company merged into Petroquímica Paulínia in November 2007 (Note 1(c)(xvi)).

In the consolidated financial statements, the intercompany investments and equity in results, as well as intercompany assets, liabilities, income, expenses and unrealized gains arising from transactions between consolidated companies have been eliminated.

The minority interest in the equity and results of subsidiaries has been segregated in the consolidated balance sheets and statements of operations. Minority interests in the consolidated net income for 2007 include thirty-party interests in EDSP58, Politeno and Tegal calculated up to the applicable merger dates.

Goodwill is classified to a specific account in permanent assets in accordance with CVM Instruction 247/96. Negative goodwill is presented under "Deferred income".

For a better presentation of the consolidated financial statements, the Company's shares held by its subsidiaries, Braskem Participações and Politeno, which arose from the corporate restructuring, have been reclassified to "Treasury shares". Braskem's total shares and the percentage of interest in total share capital held by these subsidiaries are presented as follows:

	Braskem
	Participações (i)	Politeno(ii)

Common shares	580,331	-
Class A preferred shares	290,165	2,186,133
Interest in total share capital - %	0.24	0.60

(i) As of December 31, 2007 and 2006.
(ii) As of December 31, 2006.

Braskem S.A. and Its Subsidiaries

Notes to the Consolidated Financial Statements
at December 31, 2007, 2006 and 2005
All amounts in millions of reais, unless otherwise indicated

Pursuant to paragraph 1, article 23 of CVM Instruction 247/96 and authorization by CVM Letter SNC 004/2008 and 005/2008, the Company has not proportionally consolidated the financial statements of the companies Companhia de Desenvolvimento Rio Verde - CODEVERDE and RPI. These subsidiaries' financial statements do not show significant amounts and do not affect, in any material aspect, the Company's consolidated financial statements. These subsidiaries' summary balance sheets and statements of operations, adjusted to the Company's accounting practices, are as follows:

Balance Sheet

		Codeverde (*)	RPI

	2007	2006	2007

Assets
Current assets	0.4	0.3	85.3
Non-current assets	0.1	0.1	3.4
Permanent assets	46.6	45.0	34.8

Total assets	47.1	45.4	123.5

Liabilities and stockholders' equity
Current liabilities	0.1	0.1	93.2
Non-current liabilities	1.7	1.4	61.5
Shareholders' equity	45.3	43.9	(31.2)

Total liabilities and stockholders' equity	47.1	45.4	123.5

(*) In pre-operating stage.

Braskem S.A. and Its Subsidiaries

Notes to the Consolidated Financial Statements
at December 31, 2007, 2006 and 2005
All amounts in millions of reais, unless otherwise indicated

Statement of operations

RPI

2007

Net sales	621.0
Cost of sales	(596.2)

Gross profit	24.8

Operating expenses, net	(23.2)

Operating income before financial results	1.6

Financial results	(5.0)
Non-operating results	0.4

Loss before taxes	(3.0)

Deferred income tax and social contribution, net	1.9

Loss for the year	(1.1)

Braskem S.A. and Its Subsidiaries

Notes to the Consolidated Financial Statements
at December 31, 2007, 2006 and 2005
All amounts in millions of reais, unless otherwise indicated

The balance sheets and statements of operations of jointly-controlled companies and SPEs can be summarized as follows:

	Copesul (iii)			Cetrel (i)			Petroflex (ii)

	Three-month						Eleven-month
	period ended						period ended
	March 31, 2007	2006	2005	2007	2006	2005	November 30, 2007	2006	2005

Assets
Current assets	-	1,261.8	-	31.8	25.5	-	-	605.0	-
Long-term receivables	-	154.6	-	11.9	12.3	-	-	31.3	-
Permanent assets	-	1,050.2	-	139.2	131.2	-	-	437.0	-

Total assets	-	2,466.6	-	182.9	169.0	-	-	1,073.3	-

Liabilities and shareholders' equity
Current liabilities	-	840.7	-	24.2	20.3	-	-	390.7	-
Long-term liabilities	-	325.7	-	31.0	39.2	-	-	375.8	-
Shareholders' equity	-	1,300.2	-	127.7	109.5	-	-	306.8	-

Total liabilities and shareholders'
equity	-	2,466.6	-	182.9	169.0	-	-	1,073.3	-

Statement of operations
Net sales	1,727.3	6,299.2	5,552.6	106.2	106.2	98.2	1,300.7	1,361.5	1,373.2
Cost of goods sold and services
rendered	(1,397.2)	(5,292.3)	(4,610.4)	(70.4)	(74.0)	(79.6)	(1,105.3)	(1,197.0)	(1,088.9)

Gross profit	330.1	1,006.9	942.2	35.8	32.2	18.6	195.4	164.5	284.3

Operating expenses, net	(37.2)	(117.5)	(151.1)	(16.5)	(19.7)	(11.1)	(93.1)	(131.3)	(160.8)
Non operating income
(expenses), net	(2.8)	(4.3)	5.4	(1.8)	0.2	0.3	(0.2)	0.9	(1.5)

Income before income tax and
social contribution	290.1	885.1	796.5	17.5	12.7	7.8	102.1	34.1	122.0
Income tax and social
contribution	(97.1)	(269.9)	(230.5)	(4.7)	(2.5)	(0.7)	(33.2)	(8.1)	(33.7)

Net income for the year	193.0	615.2	566.0	12.8	10.2	7.1	68.9	26.0	88.3

(i) Financial statements excluding non-mandatory asset revaluation effects to conform to the Company's accounting policies.
(ii) Investment consolidated through November 2007 when the investment was classified as "held for sale".
(iii) Investment consolidated as from April 1, 2007.

Braskem S.A. and Its Subsidiaries

Notes to the Consolidated Financial Statements
at December 31, 2007, 2006 and 2005
All amounts in millions of reais, unless otherwise indicated

	Politeno	Petroquímica Paulínia (i)

	2005	2007	2006

Assets
Current assets	-	155.8	102.5
Long-term receivables	-	-	-
Permanent assets	-	647.6	115.5

Total assets	-	803.4	218.0

Liabilities and shareholders' equity
Current liabilities	-	101.3	3.8
Long-term liabilities	-	460.3	84.0
Shareholders' equity	-	241.8	130.2

Total liabilities and shareholders' equity	-	803.4	218.0

Statement of operations
Net sales	1,169.9	-	-
Cost of goods sold and services rendered	(950.2)	-	-

Gross profit	219.7	-	-

Operating expenses, net	(116.9)	-	-
Non operating income (expenses), net	(5.6)	-	-

Income before income tax and
social contribution	97.2	-	-
Income tax and social contribution	(33.8)	-	-

Net income for the year	63.4	-	-

(i) A development stage company.

Braskem S.A. and Its Subsidiaries

Notes to the Consolidated Financial Statements
at December 31, 2007, 2006 and 2005
All amounts in millions of reais, unless otherwise indicated

	Fundo Parin			Guardian	FIQ Sol			Chemical Fund (i)		Chemical Fund II (i)

	2007	2006	2005	2005	2007	2006	2005	2006	2005	2006	2005

Assets	458.4	538.0	-	-	258.8	395.2	-	6.1	-	442.6	-
Liabilities	-	-	-	-	-	-	-	0.2	-	-	-
Shareholders' equity	458.4	538.0	-	-	258.8	395.2	-	5.9	-	442.6	-

Total liabilities and
shareholders' equity	458.4	538.0	-	-	258.8	395.2	-	6.1	-	442.6	-

Net income (loss)
for the year	(94.4)	(14.8)	9.3	48.5	30.3	37.0	70.6	(19.0)	39.0	68.6	4.5

(i) Chemical Fund and Chemical Fund II are receivables securitization funds. Such funds are considered controlled SPEs and therefore consolidated for purposes of these financial statements. The senior quotas of these funds held by third-parties are recorded as liabilities in the consolidated financial statements.

Braskem S.A. and Its Subsidiaries

Notes to the Consolidated Financial Statements
at December 31, 2007, 2006 and 2005
All amounts in millions of reais, unless otherwise indicated

4 Cash and Cash Equivalents

	2007	2006

Cash and banks	578.8	140.2
Financial investments
Domestic	612.9	751.6
Foreign	698.4	655.3

	1,890.1	1,547.1

Domestic investments are primarily quotas (shares) in a fund created exclusively for Braskem, which holds quotas of fixed income investment funds, investment fund quotas in credit rights, and other fixed-income securities. Foreign investments mainly comprise highly liquid government securities. The funds are highly liquid in secondary markets and are recorded at realizable values, which are similar to fair value.

Cash and cash equivalents are allocated in order to: (i) seek a return compatible with the maximum volatility determined by the investment and risk policy; (ii) obtain a spread on the consolidated portfolio; (iii) seek to avoid credit risk arising from the concentration in a small number of investments; and (iv) follow market interest rate changes both in Brazil and abroad.

5 Other Investments

	2007	2006

Current assets
Fair market value of derivative instruments	114.6	27.6
Government securities issued abroad	-	311.1
Investment funds	134.1	63.9
Subordinated quotas of investment fund - credit rights
and other	-	11.3

	248.7	413.9

Long-term receivables
Investment funds	118.1	-
Other	1.7	1.6

	119.8	1.6

Total	368.5	415.5

Braskem S.A. and Its Subsidiaries

Notes to the Consolidated Financial Statements
at December 31, 2007, 2006 and 2005
All amounts in millions of reais, unless otherwise indicated

The Company's investments comprise a portfolio of domestic and foreign investment funds, the risk of which is regularly reassessed by the Company, all of which are recorded at fair value and are considered trading investments.

6 Trade Accounts Receivable

	2007	2006

Customers
Domestic market	1,697.2	1,514.3
Foreign market	725.2	421.9
Discounted trade receivables	(311.8)	(119.7)
Advances on bills of exchange delivered	(385.2)	(15.8)
Allowance for doubtful accounts	(186.5)	(153.3)

	1,538.9	1,647.4
Non-current asset	(41.9)	(52.5)

Current assets	1,497.0	1,594.9

The Company has a policy of realizing domestic trade accounts by transferring its receivables to securitization funds that were considered SPEs and consolidated in these financial statements (Chemical II). See Note 3(g). These funds pay the Company the value of these customer receivables minus discount before the due date.

In December 2007 and 2006, the Company carried out a trade bill discount transaction in which it sold invoices to a financial institution at a discount, undertaking to reimburse it in the event of a default of the underlying customers.

Changes in the allowance for doubtful accounts are as follows:

	2007	2006	2005

At the beginning of the year	153.3	87.3	55.0
Addition for the full consolidation of merged
companies	45.3	15.5	-
Additions classified as selling expenses	44.1	99.3	38.9
Recovery of credits written-off	(31.3)	(48.6)	(6.7)
Write-off of bad debts	(24.9)	(0.2)	-
Exchange variation	-	-	0.1

At the end of the year	186.5	153.3	87.3

Braskem S.A. and Its Subsidiaries

Notes to the Consolidated Financial Statements
at December 31, 2007, 2006 and 2005
All amounts in millions of reais, unless otherwise indicated

7 Inventories

	2007	2006

Finished products and work-in-process	1,152.2	986.9
Raw materials, production inputs and packaging	651.4	393.4
Maintenance materials (*)	401.7	344.6
Advances to suppliers	53.2	64.0
Imports in transit and others	47.9	17.6
Provision for adjustment to realization value	(19.3)	(16.3)

Total	2,287.1	1,790.2
Long-term maintenance materials (*)	(22.8)	(22.9)

Current assets	2,264.3	1,767.3

(*) Based on management's expectation of utilization, part of the maintenance materials inventory was reclassified to long-term maintenance materials.

Advances to suppliers and expenditures for imports in transit mainly relate to the acquisition of petrochemical naphtha, which is the main raw material used by the Company. Changes in the provision for adjustment to realization value of inventories can be summarized as follows:

	2007	2006

At the beginning of the year	16.3	17.9
Additions and (reduction) charge to statement of operations	3.0	(1.6)

At the end of the year	19.3	16.3

Braskem S.A. and Its Subsidiaries

Notes to the Consolidated Financial Statements
at December 31, 2007, 2006 and 2005
All amounts in millions of reais, unless otherwise indicated

8 Related Parties

			Balances at December 31, 2007

			Long-term	Current
		Current assets	receivables	liabilities

	Trade	Other
	accounts	accounts	Related
	receivable	receivable	parties	Suppliers

Jointly-controlled companies
CETREL	-	1.4	-	0.1
Petroflex	457.1	-	-	-
Petroquímica Paulina	-	-	4.1	-

Associated company
Borealis	10.7	-	-	-

Related parties
Refinaria Alberto Pasqualini - REFAP S.A.
(related party to Copesul)	26.2	-	-	-
CNO	6.3	-	-	17.5
Petrobras	54.9	-	41.9	579.2
Other	0.8	-	2.5	2.7

At December 31, 2007	556.0	1.4	48.5	599.5

Braskem S.A. and Its Subsidiaries

Notes to the Consolidated Financial Statements
at December 31, 2007, 2006 and 2005
All amounts in millions of reais, unless otherwise indicated

Related parties (continued)

				Balances at December 31, 2006

	Current	Long-term
	assets	receivables	Current liabilities		Long-term liabilities

	Trade
	accounts	Related				Related
	receivable	parties	Suppliers	Debentures	Suppliers	parties

Jointly-controlled companies
CETREL	-	-	0.6	-	-	2.0
Copesul	1.7	-	358.5	-	-	-
Petroflex	17.1	-	-	-	-	-

Associated company
Borealis	2.8	-	-	-	-	-

Related parties
Refinaria Alberto Pasqualini - REFAP S.A.
(related party to Copesul)	1.2	-	5.8	-	-	-
Ipiranga Petroquímica S.A. (related party
to Copesul)	4.6	-	1.0	-	-	-
CNO	7.7	-	6.7	-	-	-
Monsanto Nordeste S.A. (related party to
CETREL)	-	-	-	-	-	2.8
ODBPAR	-	-	-	1,130.8	-	-
Petrobras	49.7	38.8	615.8	-	17.6	-
Other	0.3	1.9	9.5	-	-	-

At December 31, 2006	85.1	40.7	997.9	1,130.8	17.6	4.8

Braskem S.A. and Its Subsidiaries

Notes to the Consolidated Financial Statements
at December 31, 2007, 2006 and 2005
All amounts in millions of reais, unless otherwise indicated

Related parties (continued)

									Transactions

			2007			2006			2005

		Utilities,			Utilities,			Utilities,
	Products	services and	Interest	Products	services and	Interest	Products	services and	Interest
	sales/	raw material	income	sales/	raw material	income	sales/	raw material	income
	revenues	purchases	(expenses)	revenues	purchases	(expenses)	revenues	purchases	(expenses)

Subsidiary
Copesul	-	472.9	-	-	-	-	-	-	-

Jointly - controlled companies
Copesul	-	-	-	12.2	1,941.9	(0.8)	4.5	1,814.3	(1.7)
Cetrel	0.1	10.0	-	0.6	11.2	-	0.7	13.6	-
Petroflex	336.3	-	-	365.5	-	1.6	353.2	-	-
Politeno	-	-	-	166.7	-	-	696.0	-	-

Associated companies
Borealis	143.0	-	-	122.1	-	-	128.5	-	-

Related parties
Refinaria Alberto Pasqualini
- REFAP S.A. (related
party of Copesul)	543.2	1,654.2	-	22.8	264.9	-	35.7	636.5	-
Ipiranga Petroquímica S.A.
(related party of Copesul)	-	-	-	555.5	5.7	0.1	1,207.2	25.6	1.2
Construtora Norberto
Odebrecht S.A.	-	120.3	-	-	136.2	-	-	109.5	-
Monsanto Nordeste S.A.
(related party of Cetrel)	13.7	-	-	3.7	-	-	-	-	-
ODBPAR	-	-	-	-	-	-	-	-	(131.5)
Petrobras (*)	286.1	5,713.1	(46.6)	78.9	5,390.5	(2.8)	-	5,116.0	3.8
Petrobras Distribuidora S.A.	-	-	-	-	298.1	-	-	195.4	-
Petroquímica União (related
party of Petroflex)	-	-	-	-	22.9	-	-	-	-
Odebrecht	-	-	(74.8)	-	-	(131.4)	-	-	-
Other	1.7	-	-	2.4	-	-	-	-	-

	1,324.1	7,970.5	(121.4)	1,330.4	8,071.4	(133.3)	2,425.8	7,910.9	(128.2)

(*) The Company is dependent on Petrobras for supply of raw materials.

Braskem S.A. and Its Subsidiaries

Notes to the Consolidated Financial Statements
at December 31, 2007, 2006 and 2005
All amounts in millions of reais, unless otherwise indicated

Trade accounts receivable and suppliers include the balances resulting from transactions with related parties, arising mainly from the following sales and purchases of goods and services:

Sales of Braskem

Company	Products/inputs

Borealis	Thermoplastic resins
Petroflex	Butadiene
Petrobras	Gasoline

Purchases of Braskem

Company	Products/inputs/services

Cetrel	Utilities, treatment and incineration of waste
Petrobras	Naphtha
Petrobras Distribuidora	Fuel
CNO	Construction and maintenance services

Transactions with related parties are carried out at prices that take into account that purchases of naphtha from Petrobras are negotiated with the Company and the petrochemical companies using a European market price as a benchmark.

The related parties balance includes current account balances and notes payable to affiliates of the Company, bearing interest at 100% of CDI. The current accounts are used by the Company and its direct and indirect subsidiaries to centralize available cash in a central pool for settlement of their obligations. Financial charges on remittances and balances of the pool of funds are agreed upon by the account holders, taking into account the cost of funds charged to the individual participants by financial institutions, so that such charges are paid/transferred to the Company.

9 Taxes Recoverable

	2007	2006

Excise tax (IPI) (standard operations)	23.7	63.0
Value-added Tax on Sales and Services (ICMS)	1,090.4	936.3
Social Integration Program (PIS) and Social Contribution
on Revenues (COFINS)	61.2	118.5
Social Investment Fund (Finsocial)	-	12.1

Braskem S.A. and Its Subsidiaries

Notes to the Consolidated Financial Statements
at December 31, 2007, 2006 and 2005
All amounts in millions of reais, unless otherwise indicated

	2007	2006

PIS - Decrees-Law 2445 and 2449/88	87.5	62.0
Income tax and social contribution	66.7	56.9
Tax on Net Income - ILL	55.8	17.4
Other	100.0	95.0

Total	1,485.3	1,361.2
Current assets	(310.3)	(408.1)

Non-current assets	1,175.0	953.1

IPI

On December 19, 2002, the Federal Supreme Court (STF) - based on other precedents - entertained an extraordinary appeal lodged by the National Treasury and affirmed an earlier decision by the Regional Federal Court (TRF), 4th Circuit, recognizing entitlement to IPI tax credits relating to acquisition of raw materials taxed at a zero-percent rate, when related to transactions involving the facilities of OPP Química S.A. (“OPP Química”, which has merged into the Company) located in the State of Rio Grande do Sul. This STF determination confirmed the entitlement to IPI credits on these acquisitions of raw materials, covering the ten-year period prior to the filing date and accruing at the SELIC benchmark rate to the date of actual use of the credits. This lawsuit was filed by OPP Química in July 2000 seeking for full adoption of the non-cumulative tax principle to said facilities.

The STF decision was challenged by the National Treasury via special appeal known as agravo regimental. In this special appeal, the National Treasury is no longer challenging the company's entitlement to the IPI tax credit from acquisition of raw materials taxed at a zero rate, but rather alleging inaccuracies in the court's determination as to non-taxed inputs and raw materials, the restatement of tax credits, and the calculation rate. According to the opinion of the Company's legal advisors, all these aspects have already been settled in the STF and TRF court decisions favorable to OPP Química, or, in some cases, in STF full-bench precedents. For this reason, the Company's view is that the special appeal referred to above poses only a remote risk of changes in the OPP Química decision, although the STF itself has revisited this matter on the merits in a similar lawsuit by another taxpayer.

In light of those aspects referring to the extent of the agravo regimental, OPP Química recorded tax credits of R$ 1,030.1 in December 2002, and the Company used those credits to offset IPI itself and other federal tax debts. Such credits were used up in the first quarter of 2005.

Braskem S.A. and Its Subsidiaries

Notes to the Consolidated Financial Statements
at December 31, 2007, 2006 and 2005
All amounts in millions of reais, unless otherwise indicated

During 2006 and 2007, the Federal Revenue Office issued several infraction notices (autos de infração) against the Company to avoid forfeiture of the tax authorities' right to dispute the use of tax credits and demanding the tax payments paid by the Company by offsetting the tax credits recorded as from December 2002. Further, the Federal Revenue Office rejected approximately 200 applications for using these credits to offset other federal taxes payable by the Company. The Company disputed these rejections through administrative and judicial proceedings, and the likelihood of a favorable outcome for these disputes is viewed as probable by the Company's outside legal advisors.

The tax credits used by the Company (updated at the SELIC benchmark rate until December 2007) amount to R$ 2,506.9. The tax collection proceedings referred to above have reached R$ 2,263.5 to date, plus fines in the overall amount of R$ 731.0. The Company's outside legal advisors believe that such fines should not be payable by the Company.

In a session held on December 11, 2007, the STF First Panel granted the National Treasury's agravo regimental, agreeing to hear the extraordinary appeal and voiding the previous STF ruling. Such STF decision, containing the opinions and arguments of STF justices who took part in the judgment, has not been published to date. Braskem is ready to appeal after publication occurs.

All things considered, and in view that the new STF decision should be limited to procedural matters only, Braskem (in reliance on the opinion of its legal advisors) still defends the final and conclusive nature of the earlier STFdecision allowing it to use IPI tax credits deriving from the acquisition of raw materials that are either tax-exempt or taxed at a zero-percent rate. In addition, Braskem believes that the new STF judgment on the extraordinary appeal should focus only on the subject matter of the agravo regimental (which means that the STF should not longer deliberate on entitlement to IPI tax credits themselves, as discussions over these specific matters should be precluded in this case).

Similar lawsuits have also been filed by the Company's branches located in the States of São Paulo, Bahia and Alagoas (Note 16(ii)).

ICMS

The Company has recorded ICMS tax credits due to its high volume of exported products subject to deferred taxation.

The Company's management is working on a number of actions aimed at the optimal use of such credits, and currently no losses are expected from the realization of those credits. Examples of these actions are:

Braskem S.A. and Its Subsidiaries

Notes to the Consolidated Financial Statements
at December 31, 2007, 2006 and 2005
All amounts in millions of reais, unless otherwise indicated

•	Obtaining from the Rio Grande do Sul State authorities an authorization for transfer of these credits to third parties, as prescribed by the Agreement TSC 036 of 2006 (published in the Official Gazette on October 19, 2006).

•	Authorization from the State of Bahia Government to increase the percentage of reduction in the calculation basis of ICMS levied on imported petrochemical naphtha from 40% to 60%, pursuant to paragraphs 9 and 10, Article 347 of the State of Bahia ICMS Regulation (Decree 9681/2005).

•	Increasing the ICMS tax base in connection with the sale of fuel to refineries (from 40% to 100%), as per Article 347 of the Bahia State ICMS Regulations.

•	Replacing the exports of co-products by domestic market transactions with identified clients.

•	Starting feedstock imports under specific customs prerogatives, thus ensuring a lower generation of ICMS credits.

The Company's ICMS credit balance at December 31, 2007 includes R$ 248.1, arising from the merged companies Politeno and Tegal. On a consolidated basis, the increase in the credit balance is mainly attributable to the addition of Ipiranga Group assets, with credit balances of R$ 135.1.

Based on the projections of the Company's management concerning realization of those credits, the amount of R$ 865.1 (R$ 596.6 on 2006) was recorded as noncurrent assets.

ILL

This refers to a credit for Tax on Net Income (ILL) paid by subsidiary Copesul between 1989 and 1991, as this tax was considered unconstitutional under the Federal Senate Resolution 82 of November 18, 1996. Copesul has taken measures at the administrative level to offset this credit against other taxes.

Braskem S.A. and Its Subsidiaries

Notes to the Consolidated Financial Statements
at December 31, 2007, 2006 and 2005
All amounts in millions of reais, unless otherwise indicated

10 Judicial Deposits and Compulsory Loan - Long-term Assets

	2007	2006

Judicial deposits
Tax contingencies	63.6	29.7
Labor and other claims	23.6	41.3
Compulsory loan
Eletrobrás	20.5	19.5

	107.7	90.5

11 Investments

(a) Information on investments

	Number of shares or quotas held (thousands)							Interest in

						Interest in total		voting share
				2007	2006	share capital - %		capital - %

	Common	Pref.
	shares	shares	Quotas	Total	Total	2007	2006	2007	2006

Jointly-controlled
companies
Cetrel	745	-	-	745	730	49.89	49.03	49.89	49.03
CODEVERDE	9,894	-	-	9,894	9,755	35.53	35.55	35.53	35.55
Copesul	-	-	-	-	44,255	-	29.46	-	29.46
Petroflex	7,932	3,868	-	11,800	7,080	33.53	20.12	33.57	20.14
Petroquímica
Paulínia	105,000	-	-	105,000	67,582	60.00	60.00	60.00	60.00
		-	-	-	-	-	-	-	-
Associated companies	-	-	-	-	-	-	-	-	-
Borealis	18,949	-	-	18,949	18,949	20.00	20.00	20.00	20.00
Rionil	-	-	-	-	3,061	-	33.33	-	33.33
Sansuy	-	-	271	271	271	20.00	20.00	20.00	20.00

Financial information from associated companies, excluding non-mandatory asset revaluation effects, conforming to the Company's accounting policies are presented below:

Braskem S.A. and Its Subsidiaries

Notes to the Consolidated Financial Statements
at December 31, 2007, 2006 and 2005
All amounts in millions of reais, unless otherwise indicated

	Adjustment net income			Adjusted shareholders' equity
		(loss) for the year			(unsecured liabilities)

	2007	2006	2005	2007	2006	2005

Associated companies
Borealis	11.4	13.7	13.4	119.3	117.9	114.15
Rionil	0.3	0.2	-	5.8	6.1	5.8
Sansuy	(5.5)	(10.2)	(12.7)	(30.9)	(25.4)	5.0

				2007	2006

	Borealis	Rionil	Outros	Total	Total

At January 1	23.6	2.0	0.6	26.2	25.8
Equity in the results	2.3	(0.1)	-	2.2	1.8
Write-off through sale	-	(1.9)	-	(1.9)	-
Dividends	(2.0)	-	-	(2.0)	(2.0)
Other	-	-	-	-	0.6

At December 31	23.9	-	0.6	24.5	26.2

Share prices of related parties' shares listed on the São Paulo Stock Exchange are presented below:

				Share Price - R$

						Trading
	Type	Code	2007	2006	2005	unit

Copesul(*)	ON	CPSL3	-	38.10	27.9	1 share
Petroflex	ON	PEFX3	17.10	14.40	16.61	1 share
	PNA	PEFX5	16.50	14.85	16.26	1 share

(*) Delisted as from October 2007.

At December 31, 2007, the market value of Petroflex, based on the price of shares listed on the São Paulo Stock Exchange, was R$ 199.5.

Braskem S.A. and Its Subsidiaries

Notes to the Consolidated Financial Statements
at December 31, 2007, 2006 and 2005
All amounts in millions of reais, unless otherwise indicated

(b) Information on investments in the main jointly-
controlled companies proportionally
consolidated under CVM Instruction 247

Cetrel

The principal activity of Cetrel is to provide services related to environmental protection and controls to petrochemical companies. Goodwill on this investment is based on the fair value of assets and will be amortized through July 2015.

Petroquímica Paulínia

On September 16, 2005, Braskem and Petroquisa formed Petroquímica Paulínia, which will be responsible for the development and operation of a new polypropylene plant to be built in Paulínia - São Paulo. This plant will use polymer-grade propylene supplied by Petrobrás as its main raw material. Operations are scheduled to start by the beginning of 2008, using advanced Braskem technology. The assignment of the right to use this technology gave rise to a gain of R$ 23.3 in 2005 for the Company.

Petroflex

Petroflex is a leading producer of synthetic rubber in Latin America and produces styrene-butadiene, polybutadiene, liquid hidroxylated polybutadiene and other elastomers. The main raw material for all of its products is butadiene, which is supplied by Braskem. Petroflex operates three plants in Brazil located in Rio de Janeiro, Pernambuco and Rio Grande do Sul.

(c) Advance for the acquisition of investments

This balance comprises expenses from the acquisition of the Ipiranga Group petrochemical assets, as mentioned in Note 1(c). The acquisition of RPI, DPPI and CBPI shares was carried out in three steps, as follows:

•
In April 2007, the Company purchased common and preferred shares held by the controlling shareholders of the Ipiranga Group. In this connection, Braskem made an advance of R$ 651.9 to Ultrapar. In accordance with the shareholders' agreement entered into with Ultrapar and Petrobras, as from the date of this purchase, Braskem took over management of the Ipiranga Group petrochemical assets. In its quality of new controller of these assets, in April 2007 the Company began to fully consolidate Ipiranga Química, IPQ and Copesul. The Company holds a 13.40% interest in the total share capital of Ipiranga Química.

Braskem S.A. and Its Subsidiaries

Notes to the Consolidated Financial Statements
at December 31, 2007, 2006 and 2005
All amounts in millions of reais, unless otherwise indicated

•
In October and November 2007, the Company purchased common and preferred shares  held by minority shareholders of RPI, DPPI and CBPI, as required by the Brazilian  Corporate Law. For this acquisition, Braskem made to Ultrapar an advance of R$ 203.7,  and recorded a 17.87% interest in the total share capital of Ipiranga Química for purposes  of consolidating these assets.

•
In December 2007, Ultrapar merged the preferred shares owned by minority shareholders  in the acquired companies, and afterwards held 100% of the shares in RPI, DPPI and CBPI.  Upon completion of this stage, the Company recorded the last purchase price installment to   be assigned to Ultrapar in the amount of R$ 633.5 to be disbursed when the Company  receives the Ipiranga Química shares from Ultrapar, which occurred in February 2008. This  installment has been added to the "Advance for acquisition of investment" line against  "Creditors on acquisition of investments". Following the accounting recognition of this stage  of the acquisition process, the Company began to record a 60% interest in the total share  capital of Ipiranga Química for purposes of consolidation of these assets.

In addition to the amounts allocated to the purchase of shares, the Company considered as part of the investment cost those expenses directly associated with the process, which amounted to R$ 22.0 through December 2007. Taking into consideration all disbursements already made, in December 2007 the Company recorded goodwill of R$ 1,050.9, attributed to appreciation of property, plant and equipment.

Between April and December 2007, the Company recorded R$ 30.7 as equity in the earnings of Ipiranga Química. During the same period, the amount of R$ 22.9 was taken into income as realization of goodwill underlying this acquisition.

The unaudited pro forma condensed statement of operations for the years ended December 31, 2007 and 2006, consider that the acquisition of the Ipiranga Group (Note 1 (c)(xi)) and the Petrobras Transaction (Note 1 (c)(xv)) had occurred on January 1 , 2006, as below::

Braskem S.A. and Its Subsidiaries

Notes to the Consolidated Financial Statements
at December 31, 2007, 2006 and 2005
All amounts in millions of reais, unless otherwise indicated

	2007	2006

	Unaudited	Unaudited

Net sales revenue	18,787.2	16,898.7
Cost of sales and services rendered	(15,214.3)	(13,684.3)

Gross profit	3,572.9	3,214.4

Operating expenses (income)	(1,661.2)	(1,368.8)
Equity accounting	(185.7)	(237.0)
Financial expenses, net	(438.7)	(1,205.9)
Non-operating expenses, net	(69.1)	(28.8)
Income taxes	(422.5)	(131.3)
Profit sharings	(24.5)	(26.5)

Net income for the year	771.2	216.1

Braskem S.A. and Its Subsidiaries

Notes to the Consolidated Financial Statements
at December 31, 2007, 2006 and 2005
All amounts in millions of reais, unless otherwise indicated

12 Property, Plant and Equipment, and Intangible Assets

			2007	2006	Average

					annual
		Accumulated			depreciation
	Cost	depreciation	Net	Net	rates - %

Property, plant and equipment
Land	75.0	-	75.0	61.3	-
Buildings and improvements	1,317.5	(586.8)	730.7	592.1	2.7
Machinery, equipment and facilities	12,991.7	(7,377.5)	5,614.2	4,296.9	5.9
Mines and wells	9.6	(5.4)	4.2	4.8	10.6
Furniture and fixtures	79.7	(50.7)	29.0	16.5	10.0
Information technology equipment	142.6	(103.3)	39.3	21.9	20.0
Maintenance stoppages in progress	95.5	-	95.5	77.8	-
Constructions in progress	1,657.3	-	1,657.3	1,523.8	-
Other	250.0	(91.1)	158.9	93.6	16.0

	16,618.9	(8,214.8)	8,404.1	6,688.7	-

Intangible assets
Brands and patents	0.6	(0.6)	-	0.1	10.0
Technology	35.1	(25.6)	9.5	13.8	12.3
Licensing rights for internal use of operating systems	215.6	(52.7)	162.9	115.6	19.8

	251.3	(78.9)	172.4	129.5	-

	16,870.2	(8,293.7)	8,576.5	6,818.2	-

Constructions in progress relates mainly to projects for expansion of industrial capacity, operating improvements to increase the useful lives of machinery and equipment, projects in maintenance and production, and programs in the areas of health, technology and security.

Braskem S.A. and Its Subsidiaries

Notes to the Consolidated Financial Statements
at December 31, 2007, 2006 and 2005
All amounts in millions of reais, unless otherwise indicated

At December 31, 2007, property, plant and equipment included goodwill arising from legally merged companies in the net amount of R$ 765.7 (2006 - R$ 819.8), transferred in conformity with CVM Instruction 319/99.

As from January 1, 2006, in accordance with IBRACON Technical Interpretation 01/2006, the Company records all programmed maintenance shutdown expenses in property, plant and equipment as "Machinery equipment and facilities". These expenses, which arise from partial or full production shutdowns, occur at scheduled intervals from two to six years and are depreciated to production cost during the period until the beginning of the next maintenance shutdown. Until December 31, 2005, such expenses were recorded as deferred charges and amortized to production cost through the beginning of the next shutdown.

Also, because of the adoption of Technical Interpretation 01/2006, in the first quarter of 2006, the Company recorded an increase in accumulated depreciation of machinery and equipment in the amount of R$ 164.9. As this constituted a change in accounting principle and depreciation relating to years prior to 2006, this amount, was recorded under shareholders' equity, as accumulated losses, as required by Technical Interpretation 01/2006.

13 Deferred Charges

			2007	2006	Average

					annual
		Accumulated			amortization
	Cost	amortization	Net	Net	rates - %

Organization and system implementation expenses	300.9	(192.2)	108.7	134.0	17.9
Expenditures for structured transactions	320.7	(219.6)	101.2	158.7	14.7
Goodwill on acquisition of investments	3,554.8	(1,150.0)	2,404.8	1,531.0	11.3
Pre-operating expenses and other items	215.8	(143.5)	72.2	67.5	9.8

	4,392.2	(1,705.3)	2,686.9	1,891.2

Goodwill on acquisition of investments is based on future profitability and is being amortized over up to ten years, according to the appraisal reports issued by independent appraisal firms. The recognition of goodwill within deferred charges is in conformity with CVM Instructions no. 319 and no. 247.

Goodwill amortization is recorded under depreciation and amortization and amounted to R$ 409.7 in 2007 (2006 - R$ 360.1) .

Braskem S.A. and Its Subsidiaries

Notes to the Consolidated Financial Statements
at December 31, 2007, 2006 and 2005
All amounts in millions of reais, unless otherwise indicated

14 Loans and Financing

		Annual financial charges	2007	2006

Foreign currency

Eurobonds		Note 14(b)	1,401.2	1,715.8

Advance on exchange contracts	2007	US$ exchange variation + average interest of 5.65%	28.3	-
	2006	US$ exchange variation + interest of 5.60% or fixed interest of 7.11%	-	63.0

Export prepayments		Note 14(c)	1,623.3	324.9

Medium - term notes		Note 14(d)	632.5	763.5

Raw material financing	2007/2006	YEN exchange variation + fixed interest of 6.70%	0.4	1.3
	2007	US$ exchange variation + average interest of 6.76%	18.3	-
	2006	US$ exchange variation + average interest of 5.73%	-	20.9
	2007	EUR exchange variation + average interest of 4.68%	1.7	-
	2006	EUR exchange variation + average interest of 2.0% above 6-month LIBOR	-	1.8

Permanent assets financing	2007	US$ exchange variation + 1.60%aa annual LIBOR	37.9	-
	2007	US$ exchange variation + 0.35%aa 4-month LIBOR (Note 14(a))	1,701.8	-
	2006	US$ exchange variation + fixed interest of 7.14%	-	0.6
	2006	US$ exchange variation + interest of 9.73%	-	8.8

BNDES	2007	Average fixed interest of 9.70%aa + post-fixed restatement (UMBNDES)	44.8	-
	2006	Fixed interest of 10.00%+ post-fixed restatement (UMBNDES)	-	40.9
	2006	US$ exchange variation + average interest of 8.70%	-	3.1

Working capital	2007	US$ exchange variation + average interest of 7.83%	388.2	-
	2006	US$ exchange variation + interest of 8.10%	-	168.7
	2006	US$ exchange variation + average interest of 6.91%	-	4.0

Braskem S.A. and Its Subsidiaries

Notes to the Consolidated Financial Statements
at December 31, 2007, 2006 and 2005
All amounts in millions of reais, unless otherwise indicated

		Annual financial charges	2007	2006

Local currency
Working capital	2007	102% of CDI	128.8	-
	2006	Fixed interest of 13.42% + post-fixed restatement (CDI)	-	6.7
Investment funds in credit rights	2006	Note 14(f)	-	422.3
FINAME	2007	Average interest of 4.44% + TJLP	7.0	-
	2006	Average interest of 7.50% + TJLP	-	13.0
BNDES	2007	Average fixed interest of 3.45% +TJLP	667.5	-
	2006	Average fixed interest of 3.94% to 4.00% +TJLP	-	346.0
BNB	2007	Fixed interest of 9.88%	165.9	-
	2006	Fixed interest of 11.81%	-	135.0
FINEP	2007	Post-fixed restatement (TJLP)	64.3	-
	2006	US$ exchange variation + post-fixed restatement (TJLP)	-	83.6
Project financing (NEXI)	2007/2006	Note 14(e)	231.2	281.9
Vendor	2007/2006	Average interest of 11.55%	327.2	183.9

Total			7,470.3	4,589.7

Current liabilities			(1,068.4)	(653.9)

Long-term liabilities			6,401.9	3,935.8

(i) UMBNDES = BNDES monetary unit.

Braskem S.A. and Its Subsidiaries

Notes to the Consolidated Financial Statements
at December 31, 2007, 2006 and 2005
All amounts in millions of reais, unless otherwise indicated

(a) Investment financing

In April 2007, the Company completed negotiations to obtain a bridge loan of up to US$ 1.2 billion to finance the acquisition of the Ipiranga Group petrochemical assets and delist Copesul. Amounts drawn down by the Company until December 31, 2007, plus charges and the portion released to subsidiary EDSP58, totaled R$ 1,701.8, and are stated as "Permanent assets financing".

(b) U.S. dollar - denominated notes and bonds

In April 2006, the Company issued perpetual bonds in an aggregate principal amount of US$ 200.0 million. These bonds bear annual interest of 9.00%, payable on a quarterly basis in arrears on January 28, April 28, July 28 and October 28 of each year, commencing on July 28, 2006. The proceeds were used for working capital purposes and acquisition of Politeno shares.

In September 2006, the Company issued bonds in an aggregate principal amount of US$ 275.0 million, with an 8% coupon and a maturity in ten years. Funds raised were used mainly to repurchase the third tranche of the medium-term notes ("MTNs") (Note 14(d)).

In June 2007, the Company renegotiated the interest rate on certain bonds issued in June 1997, which decreased from 9.00% per annum to 8.25% per annum, while maturity was extended from 2007 to 2024.

The Company's U.S. dollar-denominated notes and bond positions are summarized as follows:

	Amounts in
Date	US$ million	Maturity	Interest p.a.	2007	2006

June 1997	150.0	June 2007	8.25	-	321.1
July 1997	250.0	June 2015	9.38	267.7	35.5
June 2005	150.0	None	9.75	266.8	322.0
April 2006	200.0	None	9.00	360.5	435.2
September 2006	275.0	January 2017	8.00	506.2	602.0

				1,401.2	1,715.8

Braskem S.A. and Its Subsidiaries

Notes to the Consolidated Financial Statements
at December 31, 2007, 2006 and 2005
All amounts in millions of reais, unless otherwise indicated

(c) Export prepayments

The Company's export prepayments positions are summarized as follow:

	Amounts in
Date	US$ million	Maturity	Interest p.a.	2007	2006

June 2004	200.0	June 2009	1.45 + 6-month LIBOR	-	268.2
January 2005	45.0	January 2008	1.55 + 3-month LIBOR	7.3	44.3
January 2005	28.0	January 2008	1.66 + 6-month LIBOR	-	12.4
May 2006	0.4	June 2008	US$ exchange variation+
			average interest of 5.41	1.0	-
May 2006	10.0	May 2009	US$ exchange variation +
			average interest of 5.33	17.9	-
May 2006	20.0	January 2010	US$ exchange variation +
			average interest of 5.19	37.5	-
July 2006	435.0	August 2011	US$ exchange variation +
			interest of 6.56	727.7	-
April 2007	150.0	April 2014	0.77 + 6-month LIBOR	269.6	-
October 2007	312.5	October 2009	1.50 + 4-month LIBOR	562.3	-

				1,623.3	324.9

(d) Medium-Term Notes ("MTN") program

The outstanding principal amounts of notes under the MTN program at December 31, 2007 and 2006 are as follows:

	Amount in
Issue	US$ million	Date	Maturity	Interest p.a.	2007	2006

3rd tranche	275.0	November 2003	November 2008	12.50%	163.6	197.5
4th tranche	250.0	January 2004	January 2014	11.75%	468.9	566.0

					632.5	763.5

To restructure its debt, the Company repurchased, in September 2006, part of the notes of the third tranche, in the amount of US$ 184.6 million, corresponding to 67% of the original issue. The Company paid to the noteholders, in addition to the principal, the amount relating to accrued and future interest at fair market value.

(e) Project financing (NEXI)

In March and September 2005, the Company obtained Japanese yen-denominated loans from Nippon Export and Investment Insurance, in the amount of ¥ 5,256.5 million (R$ 136.5) and ¥ 6,628.2 million (R$ 141.5), respectively, to finance several investment projects, including the "Braskem +" program. These loans bear annual interest of 0.95% above the Tokyo Interbank Rate (TIBOR) plus exchange variation, payable semi-annually.

Braskem S.A. and Its Subsidiaries

Notes to the Consolidated Financial Statements
at December 31, 2007, 2006 and 2005
All amounts in millions of reais, unless otherwise indicated

Principal is payable in 11 installments, commencing in March 2007, with a final maturity date in March 2012. The financing contracts include insurance that guarantees 95% of commercial risk amounts and 97.5% of political risk amounts.

As part of its risk management policy (Note 22), the Company entered into a swap contract in the total amount of these loans, which, in effect, changes the annual interest rate and exchange variation to 101.59% of CDI for the tranche drawn down in March 2005, and 103.98% of CDI and 104.29% of CDI for two tranches drawn down in September 2005. The swap contract was entered into with a leading foreign bank and its maturity, currencies, rates and amounts are matched to the financing contracts. The effect of this swap contract is recorded in financial results under monetary variation of financing (Note 22).

(f) Investment fund in credit rights

This financing arises from the consolidation of investment funds in credit rights ("FIDC"), named Chemical and Chemical II Funds. FIDCs raise funds by selling senior quotas with interest linked to the variation of the CDI rate. The charters of these funds also provide for the issuance of subordinated quotas in order to maintain the appropriate asset balance. These quotas are remunerated in accordance with the funds profitability. At December 31, 2006, the subordinated quotas in these funds were owned by the Company. With the resources available, the funds purchase trade bills issued by Braskem, taking into account the selection criteria prescribed by the FIDC manager (Note 6).

In December 2006, the Chemical Fund redeemed its senior quotas (December 31, 2005 - R$ 201.6), whose remuneration was 113.5% of CDI. The fund no longer existed in 2007.

The Chemical II Fund issued the first tranche of senior quotas in December 2005, remunerated at 103.75% of CDI and redemption anticipated for December 2008. The subordinated quotas held by the Company were sold in the quarter ended March 2007. At December 31, 2007, the balance of these quotas amounted to zero (2006 - R$ 401.4) .

Braskem S.A. and Its Subsidiaries

Notes to the Consolidated Financial Statements
at December 31, 2007, 2006 and 2005
All amounts in millions of reais, unless otherwise indicated

(g) Repayment schedule

Long-term loans mature as follows:

	2007	2006

2008	-	876.8
2009	2,593.7	260.3
2010	378.7	193.3
2011	304.6	127.8
2012	329.1	38.4
2013 and thereafter	2,795.9	2,439.2

	6,402.0	3,935.8

The company believes that it will meet its debt obligations in 2009 with its cash generated from operations, its existing cash and other liquid investment and use of existing credit facilities and receivables transactions, if needed.

(h) Guarantees

The Company and its subsidiaries Copesul and IPQ have provided securities for short- and long-term financing, as stated below:

Braskem

		Total	Loan
	Maturity	guaranteed	amount	Guarantees

BNB	January 2016	156.4	156.4	Mortgage, machinery & equipment
BNDES	November 2012	331.4	331.4	Mortgage, machinery & equipment
NEXI	March 2012	154.5	231.2	Insurance premium
FINEP	March 2012	64.3	64.3	Mortgage and surety bond
Prepayments	April 2014	276.9	1,138.0	Mortgage and surety bond
Other institutions	November 2007 to			Surety/endorsement and promissory
	December 2012	20.3	388.5	notes

Total		1,003.8	2,309.8

At December 31, 2007, the Company is the direct financing guarantor of the jointly-controlled entity Petroflex for R$ 8.6 (2006 - R$ 6.4), corresponding to 40% of Petroflex's debt to BNDES.

In December 2006, the Company, together with Petrobras Química S.A. - Petroquisa, entered into a support agreement with BNDES, under which Braskem and Petroquisa undertook to provide, in proportion to their respective interests in the capital of Petroquímica Paulínia, the required funds to meet any insufficiencies arising from delinquency on the part of that company. Accordingly, the Company may be required to make disbursements to Petroquímica Paulínia of up to R$ 339.7, as capital contribution or loan.

Braskem S.A. and Its Subsidiaries

Notes to the Consolidated Financial Statements
at December 31, 2007, 2006 and 2005
All amounts in millions of reais, unless otherwise indicated

These amounts correspond to the maximum amount of potential future repayments (not discounted) that the Company may be required to make.

Copesul

		Total	Loan
	Maturity	guaranteed	amount	Guarantees

Prepayments	January 2010	56.4	56.4	Promissory note
BNDES	January 2014	407.9	144.7	Mortgage, machinery & equipment
BRDE	July 2009	5.9	5.9	Financed equipment
Working capital financing - abroad		21.3	21.3	Promissory note
Working capital financing - Brazil	April 2008	128.6	128.6	Export Credit Note

Total		620.1	356.9

Copesul has secondary obligations with financial institutions, where it is guarantor of vendor transactions carried out by Petroflex, in the amount of R$ 18.4. No losses are anticipated from these obligations.

IPQ

		Total	Loan
	Maturity	guaranteed	amount	Guarantees

Banco Santander do Brasil S.A.	June /2013	173.1	173.1	Copesul shares
Banco Bradesco S.A.	July 2014	136.4	136.4	Copesul shares
Banco Bradesco S.A.	June 2008	11.2	11.2	Shareholders' endorsements

Total		320.7	320.7

(i) Capitalized interest

As described in Note 3(d), the Company adopts the accounting practice of capitalizing interest on financing during the period of asset construction. The Company's policy is to apply the weighted average financial charge rate on the debt to the balance of projects in progress. This amount is limited to the amount of charges incurred in the period.

The average rate used during the period was 6.9% per annum, and the amounts capitalized are stated below:

Braskem S.A. and Its Subsidiaries

Notes to the Consolidated Financial Statements
at December 31, 2007, 2006 and 2005
All amounts in millions of reais, unless otherwise indicated

	2007	2006

Gross financial charges	669.3	609.1
Less: Capítalized interest	(35.2)	(63.7)

Net financial charges	634.1	545.4

(j) Loan covenants

Certain loan agreements entered into by the Company establish limits for a number or ratios relating to the ability to incur debts and pay interest. The ratios are as follows:

  Debentures of 13th and 14th Issues: Net Debt/EBITDA (*).
  NEXI financing: Net Debt/EBITDA (**) and EBITDA (**)/net interest on debt.
  MTN: Net Debt/EBITDA (**).

(*) EBITDA - Earnings before interest, tax, depreciation and amortization.
(**) EBITDA - Earnings before interest, tax, depreciation and amortization (excludes also dividends and interest on shareholders' equity received).

The above covenants are calculated on a consolidated basis for the past 12 months on a quarterly basis. Penalty for noncompliance is the potential acceleration of the debt. All commitments have been accomplished by the Company.

15 Debentures

At a meeting held on August 2, 2006, the board of directors approved the 14th issue of 50,000 simple, unsecured debentures, not convertible into shares, in a single series, for a total of R$ 500.0. The debentures were subscribed and paid up on September 1, 2006.

On June 4, 2007, the Company carried out the early, total redemption of the outstanding debentures of its 12th public issue, for the par value of the debentures, plus remuneration pursuant to clause 5.19 of the indenture.

Details on the Company's debenture transactions:

Braskem S.A. and Its Subsidiaries

Notes to the Consolidated Financial Statements
at December 31, 2007, 2006 and 2005
All amounts in millions of reais, unless otherwise indicated

	Unit			Remuneration
Issue	value - R$	Maturity	Remuneration	payment	2007	2006

1st (i)	10	Jul/2007	Long-term interest
			rate (TJLP)
			variation + interest
			of 5% p.a.	Upon maturity	-	1,130.8

12th (ii)	100	Jun/2009	117.0% of CDI	Biannually as from
				Dec/2004	-	151.7

13th (ii)	10	Jun/2010	104.1% of CDI	Biannually as from
				Dec/2005	302.6	303.1

14th (ii)	10	Sep/2011	103.5% of CDI	Biannually as from
				Mar/2007	517.8	521.8

(iii)	1	Jun/2008	100.0% of CDI	Upon maturity	91.2	-

4th (iv)	10.000	Dec/2010	104.5% of	Every 4 months
			accumulated	starting the 3rd
			average daily rates	year as from the
			of DIs	issue date	-	32.5

					911.6	2,139.9

(i) Private issue of convertible debentures which were converted into Class A preferred shares on July 31, 2007 (Note 20(a)).

(ii) Public issue of non-convertible debentures.

(iii) Issued by subsidiary Ipiranga Química.

(iv) Issued by jointly-controlled company Petroflex.

The debenture changes in 2007 and 2006 were as follows:

	2007	2006

Balance at the beginning of the year	2,139.9	1,608.6
Accrued interest and financial charges	192.3	248.6
Issuance	-	532.5
Addition through acquisition of subsidiary	83.3	-
Write-off through deconsolidation of subsidiary	(32.5)	-
Repayments and conversions	(1,471.4)	(249.8)

Balance at the end of the year	911.6	2,139.9

Less: Current liabilities	(111.6)	(1,157.7)

Non-current liabilities	800.0	982.2

Braskem S.A. and Its Subsidiaries

Notes to the Consolidated Financial Statements
at December 31, 2007, 2006 and 2005
All amounts in millions of reais, unless otherwise indicated

16 Taxes and Contributions Payable -Long-term Liabilities

	2007	2006

IPI credits offset
IPI - export credit (i)	687.8	647.8
IPI - zero-percent rate (ii)	309.3	505.9
IPI - consumption materials and property, plant
and equipment	42.5	54.7

Other taxes and contributions payable
PIS/COFINS - Law 9,718/98 (iii)	50.6	146.8
Education contribution, SAT and INSS	38.6	37.1
PAES - Law 10684 (iv)	36.4	36.6
Other	59.2	21.5

Less: Judicial deposits	(78.6)	(128.4)

	1,145.8	1,322.0

The Company has brought legal actions challenging certain changes in tax laws and defending, among other things, the right to IPI credits on the purchase of raw materials and the export of products. With regard to the contingent IPI credits, which have been used to offset several federal taxes payable, the Company recorded liabilities to eliminate the contingent gain and accrued interest on these liabilities based on the SELIC rate. The Company has not recorded tax assets for uncompensated credits that have not been used to offset other tax obligations as they are considered contingent assets pending realization.

(i) IPI - Export credits

The Company and its merged companies OPP Química, Trikem and Nitrocarbono challenged the expiration of the period of effectiveness of the IPI tax credit (crédito-prêmio) introduced by Decree-Law 491 of 1969 as an incentive to manufactured products exports. Most lower court decisions have been favorable, but such favorable decisions may still be appealed.

In hearing the appeal lodged by another taxpayer seeking court recognition of its current entitlement to use such tax benefit the Superior Court of Justice (STJ) upheld its rejection to such prospective use and affirmed that the above-mentioned tax benefit expired in 1990. When the STJ completes its judgment, the STF will revisit the right to use those tax credits after 1990, based on the application of Temporary Constitutional Provisions Act (ADCT) 41.

Braskem S.A. and Its Subsidiaries

Notes to the Consolidated Financial Statements
at December 31, 2007, 2006 and 2005
All amounts in millions of reais, unless otherwise indicated

In the opinion of the Company's external legal advisors, it is not probable that the Company will lose these cases.

(ii) IPI - Purchase of zero-rated materials

Merged companies OPP Química, Trikem and Polialden have filed lawsuits claiming IPI tax credits from the acquisition of raw materials and inputs that are exempt, non-taxed or taxed at a zero-percent rate. Lower courts have granted most lawsuits to that end.

In a decision rendered in February 2007 in a case unrelated to the Company, the STF decided against the right to use zero-percent rate IPI credits to offset other taxes by a close majority (6 to 5). In June 2007, the STF full bench ruled, by majority opinion, that prospective-only effects could not be given to an STF decision that later reversed an earlier taxpayer-friendly determination made by the STF full bench itself (i.e., such reversals apply to the earlier case and not only to future cases). This ruling had a negative bearing on judgment of the cases involving merged companies OPP Química and Trikem in Bahia, leading to payments in the amount of R$ 127.3 (August 2007). In addition, a portion of the amount underlying the lawsuit involving merged company Polialden (R$ 99.6) was settled in October 2007. The outstanding amount relating to such case will be challenged in court.

The Company still benefits from a favorable court decision in the lawsuit lodged by its merged company Trikem in Alagoas, allowing the Company to use these tax credits. The Company will have to pay out the offset sums when the court decision on this case is reversed. It should be noted that all of these amounts have been provisioned for, which will mitigate the adverse impact on the Company's results of operations.

(iii) PIS/COFINS - Law 9718 of 1998

The Company and merged companies OPP Química, Trikem and Polialden have brought a number of lawsuits to challenge the constitutionality of the expansion in the calculation basis for the period from February 1999 to November 2002 for PIS and for the period from February 1999 to January 2004 for COFINS, and also the increase in the tax rate from 2% to 3% for COFINS, increased by Law 9,718/98.

In February 2006, the Company received a final and conclusive favorable decision to one of these actions initiated in March 1999. Accordingly, the Company reversed a provision totaling R$ 89.6 (included in Note 24).

Braskem S.A. and Its Subsidiaries

Notes to the Consolidated Financial Statements
at December 31, 2007, 2006 and 2005
All amounts in millions of reais, unless otherwise indicated

As the STF full bench had ruled, in November 2005, that the expansion of the PIS and COFINS tax basis under Law 9,718/98 was unconstitutional, the Company, based on the opinion of its legal advisors, believes that it will probably prevail in these cases. The Company recorded a gain of R$ 110.7 in 2007 for these cases, when court decisions were finalized in relation to Braskem's claim.

Some of these lawsuits also challenged the increase in COFINS tax rates from 2% to 3%. In the opinion of its legal advisors, the Company stands a remote chance in this specific regard. This fact, coupled with a recent unfavorable determination from the STF, led the Company to file for voluntary dismissal of this claim in most suits and settle the debt in cash on December 15, 2006.

(iv) Special Installment Program - PAES - Law 10,684/03

On May 30, 2003, Law no. 10,684 introduced the PAES program, which offers taxpayers with liabilities to the Federal Revenue Office or the National Treasury (that have been confessed or are being challenged in the courts) the option of paying their overdue tax obligations at February 28, 2003, in up to 180 consecutive monthly installments.

The legislation provides, among other benefits, for a 50% reduction in the fines on arreas as well as the utilization of the TJLP to update the installments due (replacing the usual SELIC rate which is more onerous).

In August 2003, merged company Trikem opted to file a voluntary dismissal of the lawsuit against the COFINS rate increase from 2% to 3% under Law 9,718/98, thus qualifying for the more favorable payment conditions under the PAES program instituted by Federal Law 10,684/03. The amount due is being paid in 120 monthly installments. The total outstanding amount payable is R$ 36.6 as of December 31, 2007, representing R$ 6.6 in current liabilities and R$ 30.0 in non-current liabilities (2006 - R$ 43.2, representing R$ 6.6 in current liabilities and R$ 36.6 in non current liabilities).

Even though the Company had met all legal requirements and payments were being made as and when due, the National Treasury Attorney's Office (PFN) disqualified the Company for PAES on two different occasions, and the Company obtained a court relief reinstating it to PAES in these two events. In reliance on the opinion of the Company's advisors, management believes that the Company's eligibility for these installment payments will be upheld as originally requested.

Braskem S.A. and Its Subsidiaries

Notes to the Consolidated Financial Statements
at December 31, 2007, 2006 and 2005
All amounts in millions of reais, unless otherwise indicated

17 Income Tax and Social Contribution on Net Income

(a) Income tax reconciliation

	2007	2006	2005

Income before income tax and minority interest	1,184.2	90.1	749.1
Income tax and social contribution benefit (expense) at
statutory rate 34%	(402.6)	(30.6)	(254.7)
Income tax on equity in earnings of associated companies	(0.1)	6.1	3.0
Non-deductible amortization of goodwill	(29.8)	(30.3)	(38.2)
Exempt exchange losses on foreign currency	(2.9)	(1.9)	(4.5)
Income tax incentives (Note 18(a))	0.9	5.6	15.5
Other permanent differences	(71.8)	(22.7)	25.9
Tax effect of Social Contribution tax exemption (c) below	52.3	5.7	70.6

Net change in valuation allowance	(9.1)	6.2	6.3
Tax on goodwill of merged subsidiary Polialden
(Note 1(c)(vii))	85.8	75.9	-
Other	0.3	(1.2)	(1.2)

Income tax expense, per consolidated statement
of operations	(377.0)	12.8	(177.3)

In 2007, R$ 49.4 of the income tax expense was entitled to income tax exemption/ abatement. In 2006, due to tax losses, there were no such benefits (2005 - R$ 44.2) .

(b) Deferred income tax

In accordance with a pronouncement issued by IBRACON on the accounting for income tax and social contribution, supplemented by CVM Instruction no. 371, the Company has recognized deferred tax assets as follows:

Braskem S.A. and Its Subsidiaries

Notes to the Consolidated Financial Statements
at December 31, 2007, 2006 and 2005
All amounts in millions of reais, unless otherwise indicated

	2007	2006	2005

Deferred tax assets
Net operating loss carryfowards	146.4	162.2	110.3
Goodwill and deferred charges	153.7	100.4	37.8
Non-deductible accrued expenses and other temporary
differences	161.2	146.9	165.0

Gross deferred tax assets	461.3	409.5	313.1
Valuation allowance	(2.8)	(11.9)	(18.1)

Total income tax	458.5	397.6	295.0
Less: current deferred tax assets	(63.0)	(20.6)	(22.0)

Long-term deferred tax assets	395.5	377.0	273.0

Deferred tax liabilities
Accelerated depreciation and other	(64.5)	(17.3)	(10.4)

Long-term deferred tax liabilities	(64.5)	(17.3)	(10.4)

The Company believes that it is probable that the deferred tax asset, net of the valuation allowance, will be recovered within ten years. Deferred tax assets have not been provided for temporary differences and loss carryforwards whose realization is not considered probable.

In addition to the positive results arising from the corporate restructuring process described in Note 1(c), expected future taxable income is based on projections and feasibility studies based on price, exchange rate, interest rate, market growth assumptions and other variables relevant to the Company.

Braskem S.A. and Its Subsidiaries

Notes to the Consolidated Financial Statements
at December 31, 2007, 2006 and 2005
All amounts in millions of reais, unless otherwise indicated

(c) Social Contribution on Income ("CSL")

In view of discussions over the constitutionality of Law 7,689/98, the Company and its merged companies OPP Química, Trikem and Polialden filed civil lawsuits against the payment of CSL. A final court decision favorable to these companies was rendered.

However, the Federal Government filed a suit on the judgment (ação rescisória) challenging the decisions on the lawsuits filed by the Company, Trikem and Polialden, based on the argument that - after the final decision favorable to those companies - the full bench of the STF declared the constitutionality of this tax except for 1988. As the Federal Government did not file a suit on the judgment in the case of OPP Química, the first final and conclusive decision remained in force.

The suit on the judgment is pending review by the STJ and STF of a number of appeals concerning this specific matter. Even though the suit on the judgment and tax payments are still on hold, the Federal Revenue Office has issued tax infraction notices against the Company and its merged companies, and administrative defenses have been filed against such notices.

Based on the opinion of its legal advisors (which stated the likelihood of a favorable outcome as reasonably possible), management believes that the following is likely to occur: (i) the courts will eventually release the Company from paying this tax; and (ii) even if the suit on the judgment is held invalid, the effects of the judgment should not apply retroactively to the year of enactment of the law. For these reasons the Company has created no provisions for this tax.

If retrospective collection is required by court order (contrary to the opinion of its legal advisors), the Company believes that the possibility of being imposed a fine is remote. Accordingly, the amount payable, adjusted for inflation and accruing interest at Brazil's SELIC benchmark rate, would be approximately R$ 809.0 (2006 - R$ 743.0), not including fines.

18 Tax Incentives

(a) Corporate income tax

Until calendar year 2011, the Company has the right to reduce by 75% the income tax on the profit arising from the sale of basic petrochemical products and utilities. The two Camaçari polyethylene plants have the same rights until calendar years 2011 and 2012. The polyvinylchloride ("PVC") plant at Camaçari has the same right until 2013. The PVC plants in Alagoas and the polyethylene teraphthalate ("PET") plant at Camaçari are exempt from corporate income tax calculated on the results of their industrial operations until 2008.

Braskem S.A. and Its Subsidiaries

Notes to the Consolidated Financial Statements
at December 31, 2007, 2006 and 2005
All amounts in millions of reais, unless otherwise indicated

Production of caustic soda, chloride, ethylene dichloride and caprolactam enjoys the benefit of the 75% decrease in the income tax rate up to 2012.

At the end of each fiscal year, in the case of taxable profit resulting from the benefited operations, income tax calculated without giving effect to these exemptions and reduced rates is recorded as an expense for the year and the income tax benefit of these exemptions and reduced rates is deducted from income tax payable and credited to a capital reserve account, which may only be used to increase capital or absorb losses.

Incentives determined for the year ended December 31, 2007 were R$ 49.4.

As from 2006, the subsidiary Copesul is entitled to the tax incentives provided for in Law 11,196/05, Decree 5,798/06 and MCT Ordinance 782/06.

(b) Value-added tax - ICMS

The Company has ICMS tax incentives granted by the States of Rio Grande do Sul and Alagoas, through the Company Operation Fund - FUNDOPEM and State of Alagoas Integrated Development Program - PRODESIN, respectively. These incentives are designed to foster the installation and expansion of industrial facilities in those States. The incentive determined for the year ended December 31, 2007 amounted to R$ 15.9 (2006 - R$ 12.9) . The accounting treatment of such incentives is the same as that applied to the income tax incentive.

19 Long-term Incentive Plan

In September 2005, an incentive plan called the "Long-Term Incentive Plan" was approved by a Shareholders' Meeting. Under the plan, which is not based on the Company's shares, certain employees nominated by management on an annual basis are entitled to purchase certificates of investments called "investment units". The plan goals include, among others, to foster the alignment of interests of Braskem's employees and shareholders to create long-term value, promote a sense of ownership, and foster the employees' commitment to long-term results.

Braskem S.A. and Its Subsidiaries

Notes to the Consolidated Financial Statements
at December 31, 2007, 2006 and 2005
All amounts in millions of reais, unless otherwise indicated

Each year, the board of directors approves eligible participants, the number of investment units to be issued, the percentage of the Company's contribution in consideration of the acquisition by employees, as well as the number of units offered per participant. A participant's acceptance implies payment in cash of the amount assigned to him or her and the execution of a unit purchase agreement. Braskem then issues the related investment unit certificate.

As an incentive to purchase the certificate of investment, the participants receive a bonus of one investment unit certificate for each investment unit certificated purchased. This incentive is redeemable as from the fifth year at the ratio of 20% in the first year and 10% in subsequent years. The value of these units was determined based on the projected value of the Company's class A preferred shares.

The investment unit value is updated on an annual basis to reflect the average quotation of the Company's class A preferred shares at the closing sessions on the São Paulo Stock Exchange (Bovespa) from October to March. Participants do not become Company shareholders as a result of holding investment units, which do not carry any rights or privileges, including, in particular, voting and other political rights. Investment units are issued in the first half of each year and, in addition to the variation in its face value, their yield is equal to dividends and/or interest on capital distributed by Braskem.

There are three types of investment units:

  Units acquired by participants, called "Alfa".
  Units received by participants as a bonus, called "Beta".
  Units received by participants as yield, called "Gama".

Investment units (and related certificates) are issued on a strictly personal basis and can only be disposed of upon redemption by Braskem, under the following circumstances:

  As of the 5th year from the first acquisition date, participants may redeem at up to 20% of their accumulated balance of investment units.
  As of the 6th year, redemption is limited to 10% of the accumulated balance.

Braskem S.A. and Its Subsidiaries

Notes to the Consolidated Financial Statements
at December 31, 2007, 2006 and 2005
All amounts in millions of reais, unless otherwise indicated

The composition and fair value of units on December 31, 2007 are as follows:

	Number	Value

Investment Units
Issued (Alfa Units)	285,180	4.3
Granted as incentive (Beta Units)	285,180	0.6

Total	570,360	4.9

20 Shareholders' Equity

(a) Capital

At December 31, 2007, the Company's subscribed and paid-up capital was R$ 4,641.0, divided into 449,432,611 shares, comprising 149,810,870 common shares, 298,818,675 class A preferred shares, and 803,066 class B preferred shares, with no par value. At the same date, the Company's authorized capital comprised 488,000,000 shares, of which 175,680,000 were common shares, 307,440,000 were class A preferred shares, and 4,880,000 were class B preferred shares.

At the Extraordinary General Meeting held on May 31, 2006, shareholders approved a capital increase of the Company by R$ 105.3 as a result of the merger of subsidiary Polialden (Note 1(c)(vii)), through the issuance of 7,878,725 class A preferred shares. On the same date, a conversion of 2,632,043 class A preferred shares into common shares at the ratio of 1:1 was also approved.

At the Extraordinary General Meeting held on April 2, 2007, shareholders approved the merger of Politeno into the Company (Note 1(c)(x)). As a result, the Company's capital was increased by R$ 19.1 to reach R$ 3,527.4 through the issue of 1,533,670 class A preferred shares. The conversion of 486,530 class A preferred shares into common shares was also approved.

As a result of the exercise of the right to convert the 1st Issue debentures (Note 1(c)(xiii)), the Company's capital was increased by R$ 1,113.6 on July 31, 2007 to total capital of R$ 4,641.0, through the issuance of 77,496,595 shares, comprising 25,832,198 common shares and 51,664,397 class A preferred shares.

Braskem S.A. and Its Subsidiaries

Notes to the Consolidated Financial Statements
at December 31, 2007, 2006 and 2005
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

Class A and Class B preferred shares have priority in the return of capital in the event of liquidation of Braskem.

All shareholders are entitled to an annual mandatory dividend of 25% of adjusted net income for the year, in accordance with the Brazilian Corporate Law.

As set forth in a shareholders' agreement and memorandum of understanding, the Company has a target to distribute dividends corresponding to not less than 50% of the net income for the year, as long as the required reserve amounts are sufficient to allow for the efficient operation and development of the Company's businesses. However the legal obligation of the Company remains to the mandatory dividend of 25%.

Under the terms of U.S. dollar-denominated medium-term notes (Note 14(d)), the payment of dividends or interest on own capital is capped at two-times the minimum dividends accorded to preferred shares under the Company's bylaws.

(c) Treasury shares

On May 3, 2006, Braskem's board of directors approved a Share Buyback Program under which common and class A preferred shares in the Company were to be acquired to be kept in treasury and subsequently sold and/or cancelled, with no reduction in capital.

Braskem S.A. and Its Subsidiaries

Notes to the Consolidated Financial Statements
at December 31, 2007, 2006 and 2005
All amounts in millions of reais, unless otherwise indicated

Under the program, the Company acquired 13,131,054 class A preferred shares at the average cost of R$ 13.88. The low and high quotations during this period were R$ 9.97 and R$ 15.89 per share, respectively.

Upon the merger of Politeno (Note 1(c)(x)), the cross shareholding between the companies ceased. The Company's class A preferred shares held by Politeno, amounting to 2,186,133 shares, were added to treasury shares.

At December 31, 2007, the Company held in treasury 16,595,000 class A preferred shares (2006 - 14,363,480 shares) for a total value of R$ 257.6 (2006 - R$ 255.6) .

(d) Retention of revenue reserves

On March 28, 2006, Braskem's shareholders approved the transfer of R$ 164.9 from revenue reserves to retained earnings (accumulated deficit) for absorption of prior year adjustments related to IBRACON Technical Interpretation 01/2006 (Note 12).

This refers to retention of the balance of retained earnings, to fund expansion projects included in the business plan, as provided in the capital budget proposed by management and submitted to the approval of the shareholders, in accordance with Article 196 of the Brazilian Corporate Law. Retained earnings appropriated to this reserve in 2006 and 2007 are stated in Note 20(e).

(e) Appropriation of net income

In accordance with the Company's by-laws, net income for each year, adjusted as provided by Brazilian Corporate Law, will be appropriated as follows: (i) 5% for constitution of the legal reserve, not exceeding 20% of capital; and (ii) 25% for payment of non-cumulative mandatory dividends, observing the legal and statutory advantages of the preferred shares.

When the priority dividend amount paid to the preferred shares is equal to or higher than 25% of the adjusted net income for the year, calculated in accordance with Article 202 of the Brazilian Corporate Law, the full mandatory dividend is paid. If there is a remaining mandatory dividend after the payment of priority dividend, it will be used as follows: (i) for the payment to common shares of a dividend up to the limit of the priority dividend of preferred shares; and (ii) if there is a remaining balance in the distribution of an additional dividend, to common shares and Class A preferred shares, on the same basis, so that each common share and Class A preferred share receives the same dividend.

Braskem S.A. and Its Subsidiaries

Notes to the Consolidated Financial Statements
at December 31, 2007, 2006 and 2005
All amounts in millions of reais, unless otherwise indicated

The calculation of the dividends for 2007 and 2006 is as follows:

	2007	2006

Net income for the year	547.6	101.3
Excludes effect of consolidation adjustments (*)	(4.4)	(23.5)
Portion appropriated to legal reserve	(27.1)	(3.9)

Adjusted net income for the calculation of dividends	516.1	73.9

Distribution of profits
Dividends proposed
Common shares - (2007 - R$ 0.644)	96.2
Class A preferred shares - R$ 0.644 (2006 - R$ 0.159)	181.8	36.8
Class B preferred shares - R$ 0.644 (2006 - R$ 0.159)	0.5	0.1

Total dividends proposed	278.5	36.9

Amount allocated to revenue reserve	237.6	37.0

Minimum mandatory dividends - 25%	129.0	18.5

(*) Recognizes income on intercompany transactions.

The amount appropriated to the retention of profits reserve in 2007 is linked to a capital budget included in the business plan and approved by the board of directors at a meeting held on December 19, 2007, subject to shareholders' approval at the Annual Shareholders' Meeting to be held in 2008.

(f) Interest on own capital

On December 29, 2005, pursuant to an authorization from Braskem's board of directors, Braskem's executive officers approved the payment of interest on own capital in the amount of R$ 270.0, consisting of: (i) R$ 179.4 to holders of Class A preferred shares and holders of ADSs, corresponding to the gross amount of R$ 0.746145 per share and R$ 1.492290 per ADS; (ii) R$ 0.4 to the holders of Class B preferred shares, corresponding to the gross amount of R$ 0.563940 per share, equal to 6% of the share value, as provided in Article 9 of Braskem's by-laws; and (iii) R$ 90.2 to the holders of common shares, corresponding to the gross amount of R$ 0.746145 per share. Payment began on April 18, 2006.

Braskem S.A. and Its Subsidiaries

Notes to the Consolidated Financial Statements
at December 31, 2007, 2006 and 2005
All amounts in millions of reais, unless otherwise indicated

Interest on own capital was determined based on share ownership as of December 31, 2005, applying such amount to priority and mandatory dividends for 2005, as prescribed by Law 9249/95 and paragraph 6, Article 44 of Braskem's by-laws. Withholding income tax on interest credited was R$ 35.5 and the benefit for the Company regarding income tax was R$ 67.5.

For disclosure purposes, the expense for interest on own capital was reversed in the statement of operations and the reversal was recorded in operating expenses (income), and also reflected in the statement of changes in shareholders' equity, pursuant to CVM Deliberation No. 207.

21 Contingencies

(a) Collective labor agreement

The chemical workers union in the Camaçari region ("SINDIQUÍMICA") and the syndicate of chemical manufacturers in the same region ("SINPEQ") are disputing in the courts whether the wage and salary indexation clause in their collective labor agreement was overruled by a 1990 economic policy law which restricted wage and salary increases. Braskem and Politeno and merged companies Trikem, Polialden and Nitrocarbono operated plants in the region in 1990 and are members of SINPEQ. The workers' union is requesting that salaries and wages be adjusted retroactively and cumulatively since 1990. The most recent ruling by the STF, in December 2002, was favorable to SINPEQ and established that the economic policy law overruled the collective labor agreement. SINDIQUIMICA appealed this decision. In May 2005, the appeal was rejected by unanimous decision. This decision is pending publication. Nevertheless, the decision is subject to reconsideration by the STF. On October 24, 2005, SINDIQUÍMICA filed a motion to review. The appeal was submitted to the Office of the Attorney General of the Federative Republic of Brazil for consideration, which issued a legal opinion essentially in favor to the employers' union in November 2006. The judgment started in June 2007 but was suspended by one of the court's judges.

Management believes that it is reasonably possible that the employers' union will lose this lawsuit. If the employers' union loses this law suit and assuming that (a) the Company is required to pay damages from April 1990 to September 1990 (the date of the next collective bargaining agreement) and (b) the employees' union or individual employees file additional claims necessary to quantify the amount of damages, the Company estimates that it could be subject to liability of up to R$ 35.0.

Braskem S.A. and Its Subsidiaries

Notes to the Consolidated Financial Statements
at December 31, 2007, 2006 and 2005
All amounts in millions of reais, unless otherwise indicated

(b) Holders of preferred shares

Some holders of class B preferred shares issued by the Company under a tax incentive program are claiming that they are entitled to participate on an equal basis in the remaining profits with the holders of common and class A preferred shares.

Polialden faced an identical issue in a proceeding before the CVM; on August 10, 2000, the CVM Commission sided with the Poliladen's position that "the dividends payable to preferred shares should range from 6% to 8% of the par value of such shares, or the equivalent to 25% of net profits at year end, whichever is higher, as the company has done over the last 10 years. Such shares are not entitled to remaining profits, as the bylaws have clearly set the maximum dividedns attaching to such shares."

Most court decisions already rendered in this regard have been favorable to the Company. Most of judicial deposits made by the Company have already been released to the Company, and at December 31, 2006 there was only one judicial deposit at the historical value of R$ 0.8, related to the 2004 dividends.

The Company believes that the chances of loss in these cases are remote, based on opinions of outside legal counsel, recent court decisions in similar cases and CVM rulings on this specific issue. The Company continues to pay dividends accordingly up to a limit of 6% of the par value or 25% of the minimum mandatory dividends, as set forth in the Company's bylaws.

(c) Offsetting of tax credits

From May through October 2000, the merged companies OPP Química and Trikem offset their own federal tax debts with IPI tax credits assigned by an export trading company ("Assignor"). These offsetting procedures were recognized by the São Paulo tax officials (DERAT/SP) through offset supporting certificates ("DCCs") issued in response to an injunctive order entered in response to a motion for writ of mandamus ("MS SP"). Assignor also filed a motion for writ of mandamus against the Rio de Janeiro tax officials (DERAT/RJ) ("MS RJ") for recovery of IPI tax credits and their use for offsetting against third-party tax debts, among others. The MS SP was dismissed without prejudice, confirming the administrative and jurisdictional authority of the Rio de Janeiro tax officials to rule on the Assignor's tax credits.

In June 2005, DERAT/SP issued ordinances, canceling the DCCs. Based on these ordinances, the Federal Revenue Office unit in Camaçari, Bahia sent collection letters to the Company. Notices of dispute were presented by the Company, but the administrative authorities declined to process them. As a result, past-due federal tax liabilities of R$ 276.6 were assessed in December 2005 for the Company's tax debts that had been offset with these credits.

Braskem S.A. and Its Subsidiaries

Notes to the Consolidated Financial Statements
at December 31, 2007, 2006 and 2005
All amounts in millions of reais, unless otherwise indicated

Both Assignor and the Company commenced judicial and administrative proceedings to defend the lawfulness and validity of those offsetting procedures, and the legal advisors to both companies believe the chances of success in those cases are probable, mostly in light of the indisputable validity of those credits as confirmed in a specific audit conducted by DERAT/RJ.

On October 3, 2005, the Federal Supreme Court ruled on the MS RJ favorably to Assignor in a final and conclusive manner, confirming Assignor's definite right to use the IPI tax credits from all its exports and their availability for offsetting against third-party debts. As a result, the legal advisors to Assignor and to the Company believe that the offsetting procedures carried out by the merged companies and duly recognized by DERAT/SP have been confirmed, and for this reason they also hold that the tax liabilities being imputed to the Company are not due. Irrespective of the final and conclusive decision in MS RJ, the legal advisors to Assignor and to the Company, in addition to a jurist when inquired of his opinion on this specific issue, believe that the tax liabilities that had been offset with these credits by the merged companies have become time-barred and, as such, can no longer be claimed by the tax authorities.

In January 2006, the Company was ordered to post bond in aid of execution of the tax claim referred to above. This bond was tendered in the form of an insurance policy currently under negotiation among the Company, the Assignor and insurance companies.

The Company believes, based on the advice of its external legal advisors, that the chances of success in all of the above claims are probable. Nevertheless, if the Company is eventually unsuccessful in all those cases, it will be entitled to full recourse against the Assignor concerning all amounts paid to the National Treasury, as per an assignment agreement executed in 2000.

(d) National Social Security Institute - INSS

The Company is a party to several social security claims totaling R$ 285.9 as of December 31, 2007 (2006 - R$ 164.8) . Out of these sums, R$ 18.2 are secured by a portion of the Company's inventory. Based on the opinion of its outside legal counsel, the Company believes that the chances of loss for the remaining amounts are remote, and, therefore, no provision has been recorded.

Braskem S.A. and Its Subsidiaries

Notes to the Consolidated Financial Statements
at December 31, 2007, 2006 and 2005
All amounts in millions of reais, unless otherwise indicated

(e) Other court disputes involving the Company and its controlled companies

The Company is party to a civil lawsuit filed by a former caustic soda customer, claiming amounts, at December 31, 2007, of R$ 27.5 (2006 - R$ 25.8) . Braskem's management, supported by the opinion of its external legal advisors, believe that chances of losses are remote and, for this reason, no provisions have been recorded.

The Company acts as respondent in an arbitration commenced by a shipping company and pending in the City of Rio de Janeiro. Braskem was eventually sentenced to pay R$ 10.4 for breach of the original contractual conditions.

In the second quarter of 2005, the Petrochemical and Chemicals Companies Employees Union of Triunfo, Rio Grande do Sul and Camaçari, Bahia brought labor actions claiming payments in respect of overtime. The Company has filed defenses in those lawsuits and does not expect any losses in these actions.

The Company is a defendant in an arbitration in the City of Rio de Janeiro commenced by a freight company. Recently, the arbitrators asked for a technical expert opinion on the subject matter and extent of the dispute, which was estimated at R$ 29.0. However, in reliance on the opinion of legal advisors to the Company interests, the Company believes that it is likely to prevail, and for this reason no amounts were provisioned for this matter.

As of December 31, 2007, the Company is a defendant in approximately 1,218 labor claims, including those mentioned in the paragraph above, totaling approximately R$ 292.3 (2006 - R$ 260.2) . Based on the opinion of its external legal advisors, the Company has provided a provision of R$ 25.0 at December 31, 2007 (2006 - R$ 21.9) for the probable losses in these claims.

The subsidiary Copesul was assessed by the Federal Revenue Office in 1999 for IRPJ and CSL credits recorded for the base period of 1994, with respect to the monetary restatement of the balance sheet and equity in the earnings of subsidiaries, as a result of the recognition of dividends distributed by a foreign subsidiary. The restated amount of this claim, which is pending judgment of an appeal leged by the National Treasury with the Higher Chamber for Tax Appeals, is R$ 21.3. The legal advisors to Copesul believe that a favorable outcome in this claim is possible.

Braskem S.A. and Its Subsidiaries

Notes to the Consolidated Financial Statements
at December 31, 2007, 2006 and 2005
All amounts in millions of reais, unless otherwise indicated

22 Financial Instruments

(a) Risk management

Because the Company raises funds for its operations and makes investments in the international markets, it is exposed to market risks mainly arising from changes in the foreign exchange and interest rates. The Company's bank accounts, financial investments and other accounts receivable are subject to credit risk. The Company has developed policies and procedures for risk evaluation, report preparation and mathematical models for the monitoring of these risks and possible use of derivatives to decrease these risks.

To cover its exposure to market risks, the Company utilizes various types of currency hedges, some involving the use of cash and others not. The most common cash-based currency hedges used by the Company are financial instruments denominated in foreign currencies (certificates of deposit, U.S. dollar-denominated securities, foreign mutual funds, time deposits and overnight deposits) and put and call options. The non-cash types of currency hedges used by the Company are swaps of foreign currency and forwards.

To hedge its exposure to exchange and interest rate risks arising from loan and financing agreements, the Company adopted, in May 2004, the following methodology: hedging of the principal and interest (on a consolidated basis), falling due in the next 12 months of, at least, (i) 60% of the debt linked to exports (trade finance), except for advances on exchange contracts of up to six months and advances on export contracts; and (ii) 75% of the debt not linked to exports (non-trade finance).

(b) Exposure to foreign exchange risks

The Company has long-term loans and financing to finance its operations, including cash flows and project financing. A substantial part of the long-term loans and financing is denominated in U.S. dollars (Note 14).

(c) Exposure to interest rate risks

The Company is exposed to interest rate risks on its short-term and long-term debt. The debt in foreign currency, bearing floating interest rates, is mainly subject to LIBOR variation, while the domestic debt, bearing floating interest rates, is mainly subject to fluctuations in the TJLP and CDI rates and the IGP-M inflation index.

Braskem S.A. and Its Subsidiaries

Notes to the Consolidated Financial Statements
at December 31, 2007, 2006 and 2005
All amounts in millions of reais, unless otherwise indicated

(d) Exposure to commodity risks

The Company is exposed to fluctuations in the price of several petrochemical commodities, especially its main raw material, naphtha. Because the Company seeks to transfer to its selling prices the effect of price changes in its raw materials, arising from changes in international quotations for naphtha, part of its sales may be carried out under fixed-price contracts or contracts stating maximum and/or minimum fluctuation ranges. Such contracts are commercial agreements or derivative contracts relating to future sales.

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

(f) Derivative instrument transactions

As of December 31, 2007, the Company had the following derivative contracts:

	Market value (i)

		Notional	December	December
Description	Maturity	amount	2007	2006

Real/US$ - Option (Put US$)	February 2007	US$ 306.0	-	(11.6)
Real + CDI/Yen + Tibor (swap)	March 2012	R$ 136.0	(45.5)	(45.2)
Real + CDI/Yen + Tibor (swap)	June 2012	R$ 143.0	(31.3)	(22.8)
Real + CDI/US$ (swap)	May 2007	US$ 100.0	-	(24.3)
Real + CDI/US$ (swap)	February 2007	US$ 200.0	-	(19.1)
Tax Sparing II (credit default swap)	June 2015	US$ 100.0	0.1	0.1
Return Swap over investment funds	December 2007	US$ 410.0	34.7	10.2
Benzene (non deliverable forward)	January 2007	146.7 th.tons	-	(6.9)
Swap Austrian Notes	January 2010	R$ 259.6	(19.2)	-
Swap Austrian Notes	January 2011	R$ 243.5	(20.7)	-
Swap Cupom vs Libor	July 2008	US$ 150.0	0.2	-

(i) The market value represents the amount receivable (payable) if transactions have been settled at December 31, 2006 or 2007, as applicable.

Braskem S.A. and Its Subsidiaries

Notes to the Consolidated Financial Statements
at December 31, 2007, 2006 and 2005
All amounts in millions of reais, unless otherwise indicated

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

All outstanding derivative contracts are intended only to offset financial gains and losses (hedge) on the fair value of other Company's assets or liabilities. Accordingly, they are linked to purchases, sales, financial investments or debt agreements.

(g) Fair market value of financial instruments

The estimated fair market value of financial instruments as of December 31, 2007 is similar to their book value, as a result of the maturities or the frequent adjustments to the prices of these instruments, as follows:

	Book value	Fair value (MTM)

Assets
Cash and cash equivalents and other investments	2,350.9	2,350.9

	2,350.9	2,350.9

Liabilities
Short and long-term debt	7,470.4	6,629.6
Debentures	911.6	917.4

	8,382.0	7,547.0

The fair market value of financial assets and short and long-term debt, when applicable, was determined by applying the current interest rate available for operations with similar conditions and remaining maturities.

23 Financial Income (Expenses)

	2007	2006	2005

Financial income
Interest income	134.7	140.0	140.1
Monetary variation of financial investments, related parties and
accounts receivable	24.7	48.1	17.7
Monetary variation of taxes recoverable	12.2	48.6	7.6
Gains on derivative transactions	47.3	114.1	45.7
Exchange variation on foreign currency assets	(350.4)	(204.2)	(288.8)
Other	18.0	12.9	44.1

	(113.5)	159.5	(33.6)

Financial expenses
Interest on financing and related parties	(341.9)	(287.8)	(347.0)
Monetary variation on financing and related parties	(203.8)	(255.5)	(203.1)
Monetary variation and interest on taxes and suppliers	(123.8)	(178.5)	(169.7)
Losses on derivative transactions	(44.8)	(161.9)	(61.5)
Expenses for sale of invoices at a discount	(128.3)	(119.7)	(108.2)
Discounts granted	(137.6)	(138.0)	(88.4)
Exchange variation on foreign currency liabilities	1,073.1	333.4	556.9
Taxes and charges on financial transactions	(274.7)	(228.4)	(110.6)
Interest on own capital	-	-	(270.0)
Reversal of interest on own capital	-	-	270.0
Other	1.7	(61.5)	(144.2)

	(180.1)	(1,097.9)	(675.8)

Financial results, net	(293.6)	(938.4)	(709.4)

Braskem S.A. and Its Subsidiaries

Notes to the Consolidated Financial Statements
at December 31, 2007, 2006 and 2005
All amounts in millions of reais, unless otherwise indicated

24 Other Operating Income (Expenses)

	2007	2006	2005

Income (expenses)
Rental of facilities and assignment of right of use	24.3	45.4	3.9
Recovery of taxes (Note 16(iii))	120.0	125.9	3.4
Recovery of costs/inventory adjustments	(21.2)	(9.3)	10.5
Other operating income/(expenses), net	8.4	24.1	5.0

	131.5	186.1	22.8

Recovery of taxes represents reversals of provisions for contingencies for which final unappeable decisions have been received.

25 Non-operating Income (Expenses)

	2007	2006	2005

Income (expenses)
Change in interest in investments	(35.5)	2.4	5.4
Sale of permanent assets	(2.0)	(0.5)	0.8
Provision for loss on investments	-	-	(4.3)
Provision for loss/retirement of assets	(13.8)	-	(22.4)
Other non-operating income (expenses), net	(15.9)	5.2	(4.7)

	(67.2)	7.1	(25.2)

26 Insurance Coverage

The Company has a broadly based risk management program designed to provide cover and protection for all assets, as well as possible losses caused by production stoppages, through an "all risks" insurance policy. This policy establishes the amount of maximum probable damage, considered sufficient to cover possible losses, taking into account the nature of the Company's activities and the advice of insurance consultants. At December 31, 2007, insurance coverage for inventories, property, plant and equipment, and loss of profits of the Company was US$ 4.3 billion per claim, while the total of all insured assets was R$ 16,270.2.

Braskem S.A. and Its Subsidiaries

Notes to the Consolidated Financial Statements
at December 31, 2007, 2006 and 2005
All amounts in millions of reais, unless otherwise indicated

27 Shares Traded Abroad - NYSE and LATIBEX

(a) American Depositary Receipts ("ADRs") program

The Company's ADSs are traded on the NYSE with the following characteristics:

. Type of shares: Class A preferred shares.
.. Each ADS represents two shares, traded under the symbol "BAK".
.. Foreign Depositary Bank: The Bank of New York ("BONY") - New York branch.
.. Brazilian Custodian Bank: Banco Itaú S.A.

(b) LATIBEX

The Company's Class A preferred shares are traded on LATIBEX, the Madrid Stock Exchange's market for Latin American companies quoted in euros. The shares are traded under the symbol "XBRK" and the Brazilian custodian bank is Banco Itaú S.A. LATIBEX has adjusted and altered the process for quotation and trading to comply with the new Corporate Governance Standards adopted by Bovespa. Accordingly, as from May 16, 2005, the shares have been traded in units.

28 Private Pension Plans

The actuarial obligations relating to the pension and retirement plans are accrued in conformity with the procedures established by CVM Deliberation 371/2000.

(a) PETROS/PREVINOR

In June 2005, the Company communicated to PETROS and PREVINOR its intention to withdraw as a sponsor effective June 30, 2005. With regard to PETROS, the calculation of mathematical reserves of participants was completed in November 2006 and submitted in that month to the Supplementary Pension Plan Secretary, a Social Security Ministry department in charge of regulating and inspecting private pension plans. The Company has a provision of R$ 19.6 (2006 - R$ 58.6), which is considered sufficient to face any disbursements at the time the commitments of this plan are settled.

Braskem S.A. and Its Subsidiaries

Notes to the Consolidated Financial Statements
at December 31, 2007, 2006 and 2005
All amounts in millions of reais, unless otherwise indicated

Benefits to retired employees and pensioners will continue to be paid on a regular basis up to completion of the process.

The merged company Politeno was a sponsor of PREVINOR until January 2007. The computation of the mathematical reserves was completed, as well as the Sponsorship Withdrawal Memorandum to be sent to SPC. Plans maintained by Politeno have a funded status and no disbursements by Braskem are required.

It is expected that the Sponsorship Withdrawal Memorandum will be lodged with the authorities in the first quarter of 2008.

Polialden's commitments to participants under the PRENINOR plan were settled in the first half of 2007 with no requirement of contributions by the Company.

(b) ODEPREV

The Company has a defined contribution plan for its employees. The plan is managed by ODEPREV - Odebrecht Previdência which was set up by Odebrecht S.A. as a closed private pension entity. ODEPREV offers its participants, employees of the sponsoring companies, the Optional Plan, a defined contribution plan, under which monthly and sporadic participant contributions and annual and monthly sponsor contributions are accumulated and managed in individual retirement savings accounts.

The Board of Trustees of ODEPREV defines each year in advance the parameters for contributions to be made by the participants and the sponsoring companies. With regard to the payment of benefits under the Optional Plan, the obligation of ODEPREV is limited to the total value of the quotas held by its participants and, to comply with the regulations for a defined-contribution plan, it will not be able to require any obligation or responsibility on the part of the sponsoring company to assure minimum levels of benefits to the participants who retire.

At December 31, 2007, the number of active participants in ODEPREV amounted to 2,512 (2006 - 2,354), and the Company's and employees' contributions in 2007 amounted to R$ 5.9 (2006 - R$ 7.9) and R$ 16.3 (2006 - R$ 13.2), respectively.

(c) Copesul

Copesul and its employees make contributions to PETROS - Fundação Petrobras de Seguridade Social, under retirement and defined benefit pension plans. In 2006, the rate of the contribution salary was 12.93% over the total compensation of employees who  participate in the plan. In 2007, contributions made by Copesul added up to R$ 5.7 (2006 - R$ 5.6) .

Braskem S.A. and Its Subsidiaries

Notes to the Consolidated Financial Statements
at December 31, 2007, 2006 and 2005
All amounts in millions of reais, unless otherwise indicated

Pursuant to PETROS's charter and applicable law, in the event of a material insufficiency of technical reserves, both the sponsors and participants will be required to make a financial contribution, otherwise the plan benefits will be downsized in accordance with the available funds. As of the balance sheet date, this subsidiary was not required to make any supplementary contribution.

In accordance with CVM Deliberation 371, of December 13, 2000, Copesul determined the actuarial liabilities as of December 2007 of post-retirement benefits granted to its employees, by using the valuation method - credit units projected based on actual information up to November 30 of each year. The valuation results are as follows:

	2007	2006

Fair value of asset plans	437.4	388.0
Present value of actuarial liabilities	496.8	405.9

Actuarial liabilities	(59.4)	(17.9)

Net actuarial liabilities to be provided for	(59.4)	(17.9)
Actuarial liabilities provided for	8.9	8.9

Net actuarial liabilities - not provided for	(50.5)	(9.0)

In compliance with CVM Deliberation 371, of December 31, 2000, as from year 2000, Copesul records R$ 8.9 on a monthly basis, relating to benefits to which employees will be entitled after the required grace period, in accordance with an actuarial study performed by an independent expert for the base date of December 31, 2001.

The actuarial assessment as of November 30, 2007 found that Copesul will be required to increase its future contributions to be able to raise the benefits. However, as the Company is within the limits set forth in CVM Deliberation 371 and in compliance with accounting practices adopted in Brazil, it chose not to make the adjustment of the supplementary actuarial liability.

Gains (losses) previously recorded are associated with the profitability of the plan assets - differences between the actuarial assumptions and real facts. Such differences are considered actuarial gains (losses). Copesul's policy is to recognize such gains (losses) as income (expenses) only at such time as their accumulated amounts exceed, in each year, the higher of the following limits: (i) 10% of the present value of the total actuarial obligation of the defined benefit, and (ii) 10% of the plan assets fair value. The portion to be recognized is amortized on a yearly basis, with the amortization amount determined by dividing its amount by the average remaining service time estimated for the plan participants.

Braskem S.A. and Its Subsidiaries

Notes to the Consolidated Financial Statements
at December 31, 2007, 2006 and 2005
All amounts in millions of reais, unless otherwise indicated

The main actuarial assumptions at the balance sheet date are shown as follows:

	2007	2006

Actual discount rate	6%	6%
Expected yield rate of plan assets	6%	6%
Salary real growth	2% up to 47 years and zero	2% up to 487 years and zero
	after 48 years of age	after 48 years of age
Biometric bases

Mortality for pension and savings (able individuals)	AT-2000	AT-2000
Mortality for pension and savings (disabled individuals)	C.A.P. experience (*)	C.A.P. experience (*)
Disability	Álvaro Vindas (**)	Álvaro Vindas (**)
Other charges	STEA experience (***)	STEA experience(***)

(*) C.A.P. - Caixa de Aposentados e Pensionistas used as a basis to develop the mortality table for actuarial computations.
(**) Álvaro Vindas - Disability Table used in actuarial computations.
(***) STEA - Serviços Técnicos de Estatística e Atuária Ltda.

In May 2003, the board of directors of Copesul approved the implementation of the Copesul Supplementary Private Pension Plan, called COPESULPREV. This is a closed, defined contribution plan intended to cover those employees not included in the former PETROS plan, which currently does not accept new participants. The plan is independently managed by PETROS - Fundação Petrobras de Seguridade Social, with no links to any other pension plan managed at present by that entity, pursuant to the provisions of Complementary Law 109/2001. In 2007, Copesul's contributions added up to R$ 1.4 (2006 - R$ 1.1).

(d) Ipiranga Química and IPQ

Subsidiaries Ipiranga Química and IPQ sponsor Fundação Francisco Martins Bastos - FFMB, a closed supplementary private pension entity designed to manage pension benefit plans for the employees of Empresas Petróleo Ipiranga.

During the year ended December 31, 2007, the subsidiaries' contributions amounted to R$ 1.7 and R$ 0.5 relating to basic and supplementary benefits, respectively. The supplementary benefits and pension plan amounts were determined at the annual actuarial valuation carried out by independent actuaries, Towers Perrin Forster & Crosby Ltda., and are recorded in the financial statements in accordance with NPC 26.

Braskem S.A. and Its Subsidiaries

Notes to the Consolidated Financial Statements
at December 31, 2007, 2006 and 2005
All amounts in millions of reais, unless otherwise indicated

The reconciliation of liabilities for post-retirement benefits at December 31 is as follows:

2007

Present value of funded obligations	(136.5)
Present value of unfunded obligations	(11.0)
Fair value of assets	153.2
Unrecognized actuarial losses	(12.7)

Net liabilities for post-retirement benefits	(7.0)

Current liabilities	(1.7)
Non-current liabilities	(5.3)

The portion of actuarial gains or losses to be recorded as income or expenses corresponds to the amount of unrecognized gains and losses in each year in excess of the higher of the following limits:

(i) 10% of the present value of the total actuarial obligation of defined benefits; and
(ii) 10% of the fair value of the plan's assets.

The portion in excess of the limits is amortized on an annual basis, with the amortization amount determined by dividing its amount by the average remaining service time estimated for the plan participants.

Amounts recognized in the statements of operations are as follows:

2007

Cost of current service	3.1
Cost of interest	13.2
Expected asset yield	(15.5)
Amortization of actuarial losses	0.2
Employees' contributions	(1.0)

Total expenses (income) for the year

Braskem S.A. and Its Subsidiaries

Notes to the Consolidated Financial Statements
at December 31, 2007, 2006 and 2005
All amounts in millions of reais, unless otherwise indicated

Changes in net liabilities for post-retirement benefits are as follows:

2007

Net liabilities at the beginning of the year	(6.8)
Expenses (income) for the year	0.1
Actual Company contributions during the year	1.6
Actual benefits paid during the year	0.8
Adjustment to present value of obligations and other adjustments	(2.7)

Net liabilities at the end of the year	(7.0)

The main actuarial assumptions used were (percentage per year):

2007

Discount rate to present value of actuarial obligation	10.2
Expected long-term yield rate of assets	10.2
Projected average salary growth rate	6.1
Inflation rate (long term)	4.0
Medical service growth rate	7.1

Biometric assumptions used:

  Mortality table - AT 1983 Basic reduced by 10% (*)
  Turnover table - Towers Perrin, adjusted
  Disabled individuals mortality table - RRB 1983
  Inception of disability table - RRB 1944, modified

(*) For Life Insurance benefit, the mortality table used was CSO-80.

Studies performed by the actuarial consultants to FFMB, Towers Perrin, identified positive actuarial impacts on the Plan as from 2005, with the ensuing reduction in post-retirement liabilities relating to retirement benefits. The negative impact of R$ 0.2, in 2007 was recorded as income under "Other operating income".

29 Raw Material Purchase Commitments

The Company has contracts for the purchase of electric energy by its industrial plants located in the States of Alagoas, Bahia and Rio Grande do Sul. The minimum annual commitment under these contracts amounts to R$ 248.5.

Braskem S.A. and Its Subsidiaries

Notes to the Consolidated Financial Statements
at December 31, 2007, 2006 and 2005
All amounts in millions of reais, unless otherwise indicated

Braskem purchases naphtha under contracts establishing a minimum annual purchase volume equivalent to R$ 5,771.3 (unaudited), based on market prices as of December 31, 2007.

30 Subsequent Events

(a) Law 11,638

Law 11,638, published in the Official Daily Government Newspaper (DOU) of December 28, 2007, modified several provisions of the Brazilian Corporate Law, effective January 1, 2008.

The major amendments include the following matters which, in the opinion of management, may change the presentation of the financial statements and the criteria for determining the financial position and the results of Braskem and its subsidiaries as from the year ending December 31, 2008:

. The Statement of Changes in Financial Position (DOAR) will be discontinued and replaced with the Statement of Cash Flows (DFC). For publicly-held companies, the Statement of Added Value (DVA) will be mandatory. Braskem already discloses DFC in its quarterly and annual reports, as well as DVA in its annual reports, both as supplementary information.

. Intangible assets and rights will be segregated from tangible assets. Permanent assets will be composed of investments; plant, property and equipment; intangible assets, and deferred charges. Intangible assets will include acquired goodwill.

. A new line item has been created under shareholders' equity: 'market value adjustments". Market value adjustments to shareholders' equity, although not included in net income for the year under the accrual basis of accounting, will comprise counter entries to increases or decreases in the value ascribed to assets and liabilities, as a result of their valuation at market levels and the exchange variation of corporate investments abroad (this new rule will be analyzed by CVM in 2008).

Deferred charges will be comprised only of pre-operating expenses and restructuring expenditures that effectively contribute to increasing the profitability of the corporation in more than one fiscal year and are not merely reductions in costs or increases in operating efficiency.

. Tax incentives will no longer be classified as capital reserves, but as part of net income for the year. Based on a resolution of management, the Annual Shareholders' Meeting may appropriate a portion of profits corresponding to these incentives to a Tax Incentive Reserve, recorded as part of revenue reserves, and which may be excluded from the calculation basis of mandatory dividends. Since the end of 2006, Braskem has adopted this classification for these incentives not required to be accounted for in capital reserves.

Braskem S.A. and Its Subsidiaries

Notes to the Consolidated Financial Statements
at December 31, 2007, 2006 and 2005
All amounts in millions of reais, unless otherwise indicated

. The law also changed the valuation criteria of assets and liabilities, in particular:

• Assets and liabilities arising from long-term transactions, as well as from material short-term transactions, will be required to be adjusted to present value, in accordance with International Financial Reporting Standards. The enforcement of this provision is subject to rules to be issued by CVM in 2008;

• "Available for sale" securities or "trading" securities will be required to be recorded at market value; and

• All other financial instruments will be required to be recorded at restated or adjusted cost, in accordance with their likely realization value, if lower.

. In the event of a merger, amalgamation or demerger transaction between unrelated parties or involving an effective transfer of control, the assets and liabilities of the merged or split-off entity will be recorded at their market value.

. Interests of debentures and participations of employees and management, even in the form of financial instruments, and of assistance or pension plan institutions or funds for employees, which are not expenses, will be included in the statement of operations for the year.

. Corporations will not be allowed to record revaluation reserves. The new law allows corporations to either maintain existing balances and realize such balances in accordance with the current standards or reverse the balances until the end of 2008.

Management is reviewing the effects of the above mentioned changes on its shareholders' equity and results for the year of 2008. It will also take into consideration the guidance and definitions to be issued by the regulators. At this time, management believes that it is not possible to ascertain the effects of such amendments on the results and shareholders' equity for the year ended December 31, 2007.

(b) 2nd Share Repurchase Program

On February 19, 2008 the board of directors of the Company approved the acquisition of up to 19,862,411 class A preferred shares issued by the Company, to be held in treasury and subsequently sold or canceled, without decreasing the Company's share capital.

Braskem S.A. and Its Subsidiaries

Notes to the Consolidated Financial Statements
at December 31, 2007, 2006 and 2005
All amounts in millions of reais, unless otherwise indicated

The Share Repurchase Program was approved the Extraordinary General Meeting held on March 6, 2008 with the proposal to cancel all the shares held in treasury the program will last for twelve months.

On March 6, 2008, the Company announced the cancellation of 16,595,000 Class A Preferred shares that were held in treasury with a book value of R$ 244.5 million.

As from that date, Braskem no longer holds shares in treasury. However, 580,331 common shares and 290,165 class A preferred shares are still held by Braskem Participações S.A., one of the Company's subsidiaries.

(c) Transfer of Petrochemical Assets from Ultra

On February 27, 2008, Ultrapar, in accordance with the agreement entered into among Braskem, Petrobras and Ultrapar in April 2007 (Note 1(c)(xi)), completed the transfer of the petrochemical assets of the Ipiranga Group to Braskem and Petrobras. These assets represent an interest in Ipiranga Química. Ipiranga Química owns 100% of the total voting share capital of IPQ, which owns 39.2% of the total voting capital of Copesul.

As a result of this transfer of assets, Braskem became owner of 60% of Ipiranga Química, directly, 60% of IPQ, indirectly, and 62.7% of Copesul, directly and indirectly. The remaining 40% of Ipiranga Química was transferred to Petrobras.

The completion of this transaction allows the implementation of the Investment Agreement entered into with Petrobras in November 2007 (Note 1(c)(xv)). Under this agreement, Petrobras and Petroquisa will transfer to Braskem:

. 40.0%of the voting and total capital of Ipiranga Química;

.. 40.0%of the voting and total capital of Paulínia; and

.. up to 100% of the total and voting share capital of Triunfo, at the option of Petrobras and Petroquisa.

(d) Sale of Petroflex's

In March 2008, as all precedent conditions set forth in the sale agreement had been complied with, the sale of Petroflex was recognized at the final amount of R$ 252.1. The financial settlement of the transaction and transfer of shares took place on April 1, 2008 (Note 1(c)(xiv).

Braskem S.A. and Its Subsidiaries

Notes to the Consolidated Financial Statements
at December 31, 2007, 2006 and 2005
All amounts in millions of reais, unless otherwise indicated

Pursuant to the agreement, changes in Petroflex working capital and net debt may give rise to an adjustment in the acquisition price.

The Company and its subsidiaries, as participants in the corporate restructuring process, may be affected by economic and/or corporate aspects as a result of the outcome of this process.

At March 31, 2008, the market value of Petroflex, based on the price of shares listed on the São Paulo Stock Exchange, was R$ 192.8. Petroflex was delisted in May 2, 2008.

(e) Petroquímica Paulínia

On April 25, 2008, the industrial plant of the jointly-controlled subsidiary Petroquímica Paulínia started operations. The unit, located at the city of Paulínia, State of São Paulo, has a production capacity of 350 thousand/ton per year of polypropylene.

(f) Petrobras Transaction

On May 30, 2008 the first phase of the Petrobras Transaction (note 1(c)(xv)), was approved by the shareholders of Braskem and Grust Holdings S.A., a wholly-owned subsidiary of Petroquisa that, directly and indirectly, owns the interests in Copesul, Ipiranga Química, Ipiranga Petroquímica, and Paulínia. Petrobras and Petroquisa own, directly and indirectly, 23.1% of the Company’s total share capital, including 30.0% of the Company’s voting share capital, and Braskem owns, directly and indirectly 99.2% of the outstanding share capital of Copesul, all of the outstanding share capital of Ipiranga Química and Ipiranga Petroquímica and all of the outstanding share capital of Paulínia.

Braskem S.A. and Its Subsidiaries

Notes to the Consolidated Financial Statements
at December 31, 2007, 2006 and 2005
All amounts in millions of reais, unless otherwise indicated

31 Summary of Main Differences Between Brazilian GAAP and U.S.GAAP

(a) Presentation of financial statements, consolidation basis and functional currency

As described in Note 2, the Company has elected to use the consolidated financial statements prepared in accordance with Brazilian generally accepted accounting principles (Brazilian GAAP) as its primary financial statements, for the purposes of filling and listing at Securities and Exchange Commission - SEC and New York Securities Exchange - NYSE, under the rules applicable at the U.S. Securities Act of 1934.

A summary of main differences between Brazilian GAAP and those generally accepted in United States (U.S. GAAP), applicable to the Company, has been disclosed in this Note to the aforementioned financial statements.

Braskem S.A. and Its Subsidiaries

Notes to the Consolidated Financial Statements
at December 31, 2007, 2006 and 2005
All amounts in millions of reais, unless otherwise indicated

(i) Consolidation basis

Consolidation basis vary from Brazilian GAAP to U.S. GAAP, following provisions set forth in SFAS 94, APB 18 and FIN 46(R). The consolidated condensed balance sheet and statement of operations comprise assets, liabilities, operations and subsidiaries of the following entities:

	Controlling interest - %

	2007	2006	2005

Operating and Trading Companies
Braskem América	100.00	100.00	63.68
Braskem Argentina	100.00	100.00	100.00
Braskem Distribuidora de Combustíveis	100.00	100.00	100.00
Braskem Europa	100.00	100.00	-
Braskem Importação e Exportação	100.00	100.00	100.00
Braskem Inc.	100.00	100.00	100.00
Braskem International Ltd.	-	-	100.00
Braskem Overseas Inc.	-	100.00	100.00
Braskem Participações	100.00	100.00	100.00
Cayman	100.00	100.00	100.00
CINAL	100.00	100.00	86.82
Copesul	62.70	-	-
CPP	-	79.70	79.70
Ipiranga Química	60.00	-	-
Ipiranga Petroquímica	60.00	-	-
IPL - Investimentos Petroquímico Ltda.			100.00
Lantana Trading Company Inc.	100.00	100.00	100.00
Polialden	-	-	63.68
Politeno	-	96.16	-
Politeno Empreendimentos	99.99	-	-
Tegal	-	95.83	90.79

Variable Interest Entities
Parin Fund	100.00	100.00	100.00
Sol Fund	100.00	100.00	100.00
"Chemical I" Fund	-	100.00	11.58
"Chemical II" Fund	-	9.19	9.09

Places of our businesses have been disclosed in Note 3(g). Assets, liabilities and operations of IPL and Polialden were incorporated into Braskem in 2006 and CPP, Politeno and Tegal during 2007, instead of operations carried out by Braskem International Ltd. ceased in 2006.

Braskem S.A. and Its Subsidiaries

Notes to the Consolidated Financial Statements
at December 31, 2007, 2006 and 2005
All amounts in millions of reais, unless otherwise indicated

(ii) Functional currency under U.S. GAAP

The Braskem Group headquarter has elected Brazilian Reais as both functional and reporting currencies for all companies presented herein.

(b) Supplementary inflation restatement in 1996 and 1997 for U.S. GAAP

Under Brazilian GAAP, inflation accounting was discontinued effective January 1, 1996. Prior to that date, Brazilian GAAP statements included indexation adjustments which partially accounted for the effect of inflation on property, plant and equipment, investments, deferred charges (together denominated "permanent assets") and shareholders' equity, and reported the net charge or credit in the statement of operations.

However, under U.S. GAAP, according to SFAS 52, Brazil ceased to be treated as a highly inflationary economy only as from January 1, 1998 requiring additional indexation to the Brazilian Reais. Accordingly, the financial information for purposes of U.S. GAAP should include additional inflation restatement adjustments for 1996 and 1997 made by applying the General Price Index increased by 9.3% and 7.5%, respectively, once Brazilian Reais was not considered to be functional currency at that time under SFAS 52.

For purposes of the U.S. GAAP reconciliation, shareholders' equity under U.S. GAAP was increased by R$ 656.2 and R$ 693.2, at December 31, 2007 and 2006, respectively, due to the additional inflation remeasurement accounting, net of depreciation. These amounts generated increases in depreciation charges of R$ (37.4), R$ (28.6) and R$ (39.9) in 2007, 2006 and 2005 respectively.

(c) Property, plant and equipment

(i) Capitalized interest

Since January 2006 under Brazilian GAAP, the Company adopted the same methodology to capitalize interest as those adopted under U.S. GAAP, except for positive exchange variations capitalized under Brazilian GAAP and taken to the income statement under U.S. GAAP. Therefore, as from January 2006, except for positive exchange variations, there are no more differences between Brazilian GAAP and U.S. GAAP in the reconciliation going forward, except for the amortization of the predecessor difference. The depreciation of interest capitalized under U.S.GAAP before 2006 continues to be depreciated based on the economic useful life of the underlying asset.

Braskem S.A. and Its Subsidiaries

Notes to the Consolidated Financial Statements
at December 31, 2007, 2006 and 2005
All amounts in millions of reais, unless otherwise indicated

(ii) Impairment of Long-Live Assets

Under Brazilian GAAP, companies are required to determine if operating income discounted cash flow is sufficient to absorb the depreciation or amortization of long-lived assets in order to assess potential asset impairment. In the event of such operating income discounted cash flow is insufficient to recover the depreciation, the assets, or groups of assets, are written down to recoverable values. In the event of a planned substitution of assets prior to the end of the original estimated useful life of the asset, depreciation of such asset is accelerated to ensure that the asset is depreciated according to the estimated net realizable values at a future date of substitution.

Under U.S. GAAP, Statement of Financial Accounting Standard ("SFAS") No. 144, "Accounting for the Impairment of Disposal of Long-Lived Assets", requires evaluation of the carrying value of long-lived assets to be held and used, and for long-lived assets to be disposed of, one of the changes in circumstances stated in paragraph 8 of SFAS 144 occurs. The carrying value of long-lived assets is considered impaired when the anticipated undiscounted cash flow from identified asset groups, representing the lowest level for which identifiable cash flow are largely independent of the cash flows of other groups of assets, is less than their carrying value. In that event, a loss is recognized based on the amount by which the carrying value exceeds the fair value of the assets or discounted cash flows generated by the assets.

There is no impairment recorded for U.S. GAAP purposes as of December 31, 2007 and 2006.

Braskem S.A. and Its Subsidiaries

Notes to the Consolidated Financial Statements
at December 31, 2007, 2006 and 2005
All amounts in millions of reais, unless otherwise indicated

(d) Deferred charges

Brazilian GAAP permits deferral of expenses, pre-operating expenses incurred in the construction or expansion of a facility before the facility begins operations, research and development expenditure and other items listed in Note 13.

For purposes of the U.S. GAAP reconciliation, all Brazilian GAAP deferred costs, other than those reclassified to property, plant and equipment, and goodwill generated on common control transactions, which is eliminated, have been charged off to income, including related annual amortization charges that have been reverted under U.S. GAAP in the net amount of R$ 122.6, R$ 34.5 and R$ 82.1 in 2007, 2006 and 2005, respectively.

The reconciliation of the net adjustments to net income for all three years presented is set forth in the following table:

	2007	2006	2005

Charges written-down for those expenses
deferred under Brazilian GAAP, including
equity investees
Pre-operating expenses			(1.0)
Organizational expenses	(6.1)	(35.2)	(33.7)
Expenditures on restructuring	(1.7)	(6.7)	(4.3)
Research and development	(0.8)	-	(0.7)
Other	(5.4)	(25.5)

	(14.0)	(67.4)	(39.7)

Reversal of amortization of amounts assigned
to deferred charges under Brazilian GAAP,
including equity investees
Pre-operating expenses	32.0	4.2	6.4
Organizational expenses	25.2	54.1	67.1
Expenditures on restructuring	54.6	35.7	43.4
Research and development	19.5	6.3	4.2
Other	5.3	1.6	0.7

	136.6	101.9	121.8

	122.6	34.5	82.1

Braskem S.A. and Its Subsidiaries

Notes to the Consolidated Financial Statements
at December 31, 2007, 2006 and 2005
All amounts in millions of reais, unless otherwise indicated

Under U.S. GAAP all research and development costs are expensed as incurred and recorded in the statement of operations within general and administrative expense whereas certain of such costs are capitalized deferred charges under Brazilian GAAP. Expenditure on research and development totaled R$ 76.5, R$ 44.3 and R$ 47.2 for the years ended December 31, 2007, 2006 and 2005, respectively.

(e) Business combinations, purchase price allocation and goodwill

As mentioned in Note 1(c), the Company acquired, through its agent "Ultrapar", 60.0% of the common and total shares of Ipiranga Química and Ipiranga Petroquímica and related investment in Copesul - known as "Petrochemical Assets" under the "Share Purchase Agreement" signed among Braskem, Petrobras and Ultrapar on March 18, 2007 for which the effective date of acquisition is April 18, 2007, for which a Form F-4 has been filed by Ultrapar in the U.S. Securities and Exchange Commission - SEC following rules applicable to such relevant business combination.

Additionally, minority interests were subsequently purchased during the year, for which the purchase accounting method was applied. The total purchase price for the acquisition of Ipiranga (Química e Petroquímica) and Copesul, without any contingent consideration on its computation, amounted to approximately R$ 2.4 billion, as demonstrated herein.

On May 14, 2008, Braskem publicly announced an amendment made to the "Share Purchase Agreement" by assembling clauses increasing the participation of Braskem in net assets of Ipiranga, Copesul as well as Petroquímica Paulínia to 100%, by issuing additional shares to Petrobras, as a result of the incorporation of the remaining minorities interest held by Petrobras in such investees as of December 31, 2007, known as "Petrobras Petrochemical Asstes", within Brazilian Petrochemical industry restructuring.

The acquisition of such additional shares occurred as of May 30, 2008 and the incorporation of such companies into Braskem operations are expected to be concluded during the second semester of 2008.

Braskem S.A. and Its Subsidiaries

Notes to the Consolidated Financial Statements
at December 31, 2007, 2006 and 2005
All amounts in millions of reais, unless otherwise indicated

(i) Purchase Price Allocation

Under Brazilian GAAP, the Ipiranga transaction, resulting in the acquisition of an effective 60% participation in IQ and IPQ held via Ultrapar, was accounted for under historical cost, with the difference between the consideration paid and historical book value being recorded as goodwill. This resulted in the consolidation of IQ, IPQ and Copesul as from April 2007.

Under USGAAP, although we did not obtain legal ownership of the IQ and IPQ shares, however, we concluded that IQ, IPQ and Copesul are VIEs in accordance with FIN 46R, and through the Ultrapar agency agreement we concluded that we had the majority of the risks and benefits of those entities. Therefore, under U.S. GAAP we also, consolidated IQ, IPQ and Copesul uner FIN46R, as from the date of the agreement, April 18, 2007, using the fair value of the assets and liabilities acquired.

The allocation of purchase price under U.S. GAAP was:

Company	% acquired	In R$ millions

Ipiranga Química S.A.	60.0	121.0
Ipiranga Petroquímica S.A.	60.0	562.8
Copesul	17.68	866.7

Total		1,550.5

Braskem S.A. and Its Subsidiaries

Notes to the Consolidated Financial Statements
at December 31, 2007, 2006 and 2005
All amounts in millions of reais, unless otherwise indicated

The fair values of the total assets less liabilities of the companies acquired were as follows:

	IQ	IPQ	Copesul

Cash and cash equivalents	7.5	24.1	239.6
Other current assets	104.9	754.7	1,267.1
Long-term assets	83.6	673.5	3,520.9
Current liabilities	(18.6)	(910.9)	(828.4)
Long-term liabilities	(90.1)	(569.6)	(303.9)
Fair value of net assets	87.3	(28.2)	3,895.3
Pre-existing book value (1)			436.7
Fair value of the consideration paid	121.0	562.8	866.7
Fair value of non-controlling interest	80.6	375.2	2,591.9
Goodwill	114.3	966.2

(1) We previously held a 29,19% interest in Copesul, which was accounted under the equity method under Brazilian and U.S. GAAP.

As part of the acquisition, the Company also acquired long term customers contracts, which are intangible assets of definite useful life. The acquisition cost at April 18, 2007 amounted to R$172.0 and the expected residual value at the end of those contracts is zero. The weighted average useful life of those contracts are twelve years.

In the related acquisition of 60% in IQ and IPQ, indirectly Braskem has acquired also an additional participation of 17.68% from Copesul according the previous participation from IPQ in Copesul of 29.46% .

In the last quarter of 2007, Copesul repurchased all minority interests other than those relating to Petrobras for R$1,417.7 million and issued debt in the same amount. This resulted in an increase of 15.56% in our Copesul participation which was accounted for as a step acquisition under U.S. GAAP. After this transaction our participation in Copesul was 62.7% and remaining minorities, representing a 37.3% participation held by Petrobras, was outstanding. This transaction resulted in the elimination of 46.97% of the total minorities of Copesul previously outstanding, in the amount of R$ 1,269.0 and generated goodwill of R$ 148.7.

Braskem S.A. and Its Subsidiaries

Notes to the Consolidated Financial Statements
at December 31, 2007, 2006 and 2005
All amounts in millions of reais, unless otherwise indicated

(ii) Goodwill

Differences in relation to Brazilian GAAP have mainly arisen from (i) non-recognition of goodwill arising from transactions between parties under common control under U.S. GAAP (Note 31(g)); (ii) valuation of assets and liabilities acquired at their fair value at the date of acquisition, aforementioned, generating a reduction in the statement of operations under U.S. GAAP by the amortization derived from the fair value accounting method; and (iii) reversal of Brazilian GAAP amortization expense related to the goodwill, for which under U.S. GAAP a impairment test is required annually instead of amortization.

	2007	2006

US GAAP business combination accounting (*)	229.3	262.9
Reversal of Brazilian GAAP goodwill amortization(**)	401.7	28.7

Net adjustment to the shareholders’ equity	631.0	291.6

(*) It includes recurring adjustments for the differences described above - Note 31(g) as well as fair value adjustments for net assets acquired up to December 31, 2007 net of accumulated depreciation and amortization.

(**) It includes differences in Brazilian GAAP goodwill balances, net of accumulated amortization of goodwill and net of negative goodwill.

For Brazilian GAAP purposes, the balance of goodwill at December 31, 2007 amounts to R$ 2,404.8 (2006 - R$ 820.2), which is being amortized to income over a period of up to 10 years for items reclassified to deferred charges, or the remaining useful lives of the underlying assets, for the items reclassified to property, plant and equipment. Negative goodwill at December 31, 2007 amounts to R$ 25.2 (2006 - R$ 30.4) .

Under U.S. GAAP, changes on goodwill balances totaling R$ 1,688.6 as of December 31, 2007 are as follows:

Braskem S.A. and Its Subsidiaries

Notes to the Consolidated Financial Statements
at December 31, 2007, 2006 and 2005
All amounts in millions of reais, unless otherwise indicated

	Petrochemicals		Business			Ipiranga

	Polyolefins	Vinyls	Development	Others	Química	Petroquímica	Copesul

December 31, 2006	416.9	3.0	17.4	13.2
Business combination	-	-	-	9.0	114.3	966.2	148.7
Impairment	-	-	-

December 31, 2007	416.9	3.0	17.4	22.2	114.3	966.2	148.7

For purposes of U.S. GAAP reconciliation, goodwill and negative goodwill amortization under Brazilian GAAP have been reversed and amounted to R$ 106.2 in 2007, R$ 57.8 in 2006 and R$ 152.5 in 2005.

(iii) Impairment of goodwill and intangibles for business combinations

For purposes of U.S. GAAP, goodwill impairment is determined using a two-step process. The first step of the goodwill impairment test is to identify a potential impairment by comparing the fair value of a reporting unit with its carrying amount, including goodwill. The estimates of fair value of a reporting unit, are determined using a discounted cash flow analysis. A discounted cash flow analysis requires one to make various judgmental assumptions including assumptions about future cash flows, growth rates and discount rates. The assumptions about future cash flows and growth rates are based on the Company's budget and business plans. Discount rate assumptions are based on an assessment of the risk inherent in the respective reporting units. If the carrying amount of a reporting unit exceeds its fair value, the second step of the goodwill impairment test is performed to measure the amount of impairment loss, if any.

Braskem S.A. and Its Subsidiaries

Notes to the Consolidated Financial Statements
at December 31, 2007, 2006 and 2005
All amounts in millions of reais, unless otherwise indicated

The second step of the goodwill impairment test compares the implied fair value of the reporting unit's goodwill with the carrying amount of that goodwill. If the carrying amount of the reporting unit's goodwill exceeds the implied fair value of that goodwill, an impairment loss is recognized in an amount equal to that excess. The implied fair value of goodwill is determined in the same manner as the amount of goodwill recognized in a business combination.

Under Brazilian GAAP, goodwill is analyzed in relation to its future recovery based on total estimated future profitability and discounted cash flows. No impairment has been recorded for Brazilian GAAP purposes.

The Company has been testing for impairment on goodwill balances for which no balances should have been impaired for the year-ended as of December 31, 2007 and 2006.

The Company performed its annual impairment review for goodwill and recorded a charge for purposes of reconciliation of R$ 373.8 at December 31, 2005 within Operating Income in the condensed consolidated statement of operations. This impairment charge reflects the impact of the decrease in market conditions of its investment in Politeno.

(f) Equity earnings for interests in investees and respectively U.S. GAAP adjustments

Under BR GAAP the equity investees Cetrel, Petroflex and Petroquímica Paulínia are proportionally consolidated according to Instruction CVM 247/96. Under U.S. GAAP such equity investees are accounted for under the equity method.

For purposes of the U.S. GAAP reconciliation, the effects in the statement of operations of U.S. GAAP adjustments on equity investees amounted to R$ (5.8), R$ (56.8) and R$ (46.5) in 2007, 2006 and 2005, respectively.

In addition, due to the adoption of SFAS no. 158 "Employers' Accounting for Defined Benefit Pension and Other Postretirement Plans - an Amendment of FASB Statements No. 87, 88, 106, and 132(R)" (Note 31(i)), the Company recognized the effects from its investees Petroflex and Copesul through comprehensive income, in the amount of R$ 10.9 and R$ 2.1, respectively, as of December 31, 2006.

Braskem S.A. and Its Subsidiaries

Notes to the Consolidated Financial Statements
at December 31, 2007, 2006 and 2005
All amounts in millions of reais, unless otherwise indicated

(g) Transactions giving rise to distributions
to and contribution from shareholders
according to U.S. GAAP

Transactions between parties under common control gave raise to goodwill under Brazilian GAAP which is treated as capital distributions and contributions under U.S. GAAP:

	2007	2006

Acquisition of ESAE and related transactions (i)	(363.2)	(363.2)
OPP PP transaction (ii)	(1,814.6)	(1,814.6)
Contributions from shareholders (iii)	406.5	406.5

	(1,771.3)	(1,771.3)

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

	Purchase	Value of		Capital
Investment acquired	price	investments	Goodwill	distribution

30.99% of Politeno	739.4	141.9	373.8	223.7
42.64% of Polialden	658.4	157.3	387.8	113.3

Subtotal (100% - Braskem Participações)	1,397.8	299.2	761.6	337.0
100% of Proppet	51.1	10.6	14.3	26.2

	1,448.9	309.8	775.9	363.2

Braskem S.A. and Its Subsidiaries

Notes to the Consolidated Financial Statements
at December 31, 2007, 2006 and 2005
All amounts in millions of reais, unless otherwise indicated

Under U.S. GAAP, the total payment of R$ 1,448.9 made in the acquisition of ESAE and related transactions is divided into payments made to third parties and payments made to companies under common control are as follows:

	Common control transactions				Third party transactions

	Payment		Capital	Purchase	Net assets
	made	Book value	distribution	price	at fair value	Goodwill

100% Braskem Part.	381.1	44.1	337.0	1,016.7	255.1	761.6
100% Proppet	39.1	12.8	26.2	12.0	(2.3)	14.3

Total	420.2	56.9	363.2	1,028.7	252.8	775.9

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

(ii) OPP Preferred Shares Transaction

Under Brazilian GAAP, since the terms of the exchange of Braskem and OPP preferred shares were based on the appraised economic value of each company, the transaction was accounted for on that basis.

Under U.S. GAAP, the common control transaction would be recorded at the book value of OPP PP's consolidated net assets as of July 25, 2001. On that date the difference between consideration paid and the net liabilities of OPP PP under U.S. GAAP was R$ 1,814.6 and the issuance of Braskem shares to the Odebrecht Group would, therefore, be considered a distribution in that amount.

The fair value of the stock issued by the Company for the acquisition of OPP PP was R$ 1,268.4 on August 16, 2002. At that time OPP PP had a negative carryover book basis of R$ 546.2 under U.S. GAAP, resulting in a capital distribution of R$ 1,814.6 under U.S. GAAP. The Company adjusted the Brazilian GAAP shareholders' equity to reflect the U.S. GAAP capital distribution of R$ 1,814.6 and made corresponding adjustments to deferred charges, property, plant and equipment and goodwill recorded in investments.

Braskem S.A. and Its Subsidiaries

Notes to the Consolidated Financial Statements
at December 31, 2007, 2006 and 2005
All amounts in millions of reais, unless otherwise indicated

At December 31, 2007, the residual balances within deferred charges of R$ 268.9 (2006 - R$ 395.1) was represented by cost of R$ 994.3 and accumulated amortization of R$ 725.4.

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

As mentioned in Note 1 (vii), the Company acquired minority interests representing 32.6% of the total share capital of Polialden, by the issuance of 7,878,725 class A preferred shares. Under Brazilian GAAP, the Class A preferred shares were issued based upon the book value. Under U.S. GAAP, the difference raised between the book and the fair-value of these shares issued was recorded as an additional paid in capital. This transaction generated a contribution to shareholders amounting to R$ 5.9 at that time.

(h) Guarantees

The fair value of guarantees is initially determined by consideration of data in observable markets and comparable transactions by using probability-weighted discounted cash flow models.

The Company has directly endorsed debt obligations under financing agreements of third parties related to equity affiliates. At December 31, 2007, the Company had directly endorsed guarantees on financing agreements of the affiliate entities, Petroflex and Petroquímica Paulínia for R$ 8.6 (2006 - R$ 6.4) and R$ 339.7 (2006 - R$ 339.7), respectively. This represents the maximum potential amount of future (undiscounted) payments that the Company could be required to make under the guarantees. In addition the Company has some commitments regarding purchase agreements as stated in the Note 29.

Changes that occurred in fair value of such collaterals since implementation of FASB Interpretation No. 45, as of January 1, 2003, are considered to be immaterial.

Braskem S.A. and Its Subsidiaries

Notes to the Consolidated Financial Statements
at December 31, 2007, 2006 and 2005
All amounts in millions of reais, unless otherwise indicated

As of December 31, 2007, recognition of liabilities for these obligations are neither required nor contingent.

(i) Pension plan

In determining the pension and other post-retirement benefit obligations for Brazilian GAAP purposes, Brazilian Accounting Standard NPC 26 is effective for financial statements beginning with the year ended December 31, 2001. As permitted by NPC 26, the transitional obligation, which is the difference between a plan's net assets and the projected benefit obligation at that date, was fully recognized as a direct charge to retained earnings. After January, 2002 under U.S. GAAP, SFAS No. 87, "Employer's Accounting for Pensions", is effective for fiscal years beginning after 1988. As from such date, when an initial transition obligation determined based on an actuarial valuation is recognized, actuarial gains and losses, as well as unexpected variations in plan assets and the projected benefit obligation and the effects of amendments, settlements and other events, would be recorded in accordance with these standards and therefore result in deferral differences. Through 1997, these amounts were treated as non-monetary and were indexed for inflation. U.S. GAAP also requires recognition of an additional minimum liability. Unrecognized actuarial gains and losses are amortized either over the estimated future service period of employees or over the estimated remaining period until the plan final settlement, whichever the less.

Although the calculation of the sufficiency funded status has been the same since December 31, 2001, differences arise on (i) actuarial gains and losses as there is initially no actuarial gain or loss as of December 31, 2001, (ii) recognition of initial transition obligation and (iii) the minimum liability under U.S. GAAP.

SFAS No. 158 "Employers' Accounting for Defined Benefit Pension and Other Postretirement Plans - an Amendment of FASB Statements No. 87, 88, 106, and 132(R)"requires an employer to recognize the overfunded or underfunded status of a defined benefit pension and post-retirement plan (other than a multiemployer plan) as an asset or liability in its statement of financial position and to recognize changes in that funded status in the year in which the changes occur through comprehensive income of a business entity or changes in unrestricted net assets of a not-for-profit organization. SFAS 158 also requires an employer to measure the funded status of a plan as of the date of its year-end statement of financial position, with limited exceptions. We are required to initially recognize the funded status of our defined benefit pension and post-retirement plans and to provide the required disclosures as of December 31, 2006. The requirement to measure plan assets and benefit obligations as of the date of the employer's fiscal year end statement of financial position is effective for us for our fiscal year ending December 31, 2008.

Braskem S.A. and Its Subsidiaries

Notes to the Consolidated Financial Statements
at December 31, 2007, 2006 and 2005
All amounts in millions of reais, unless otherwise indicated

The summary of the sufficiency of funds and amounts recorded in the U.S. GAAP condensed balance sheet as at December 31, 2007 and 2006 as well as at the condensed statement of operations for 2007, 2006 and 2005 regarding pension liabilities in accordance with SFAS No. 132, "Employer's Disclosures About Pensions and Other Post-Retirement Benefits - revised", for Braskem, IQ, IPQ and Copesul are as follows:

Pension Accounting

	2007	2006

(i) Change in Projected Benefit Obligations - PBO
Benefit obligation at the beginning of year	(459.4)	(415.5)
Service Cost	(8.1)
Interest Cost	(81.9)	(46.9)
Actuarial (gain) loss	(124.7)
Effects from business combination relating to consolidation
of IQ, IPQ and Copesul	(551.8)
Benefits paid	65.1	3.0

Projected Benefit Obligation at the end of year	(1,160.8)	(459.4)

(ii) Change in plan assets
Fair value of plan assets at the beginning of year	406.5	360.1
Gain on plan assets	241.4	46.4
Employer contribution	9.9	-
Employee contribution	-	-
Effects from business combination relating to
consolidation of IQ, IPQ and Copesul	554.9	-
Benefits paid from plan assets	(64.2)	-

Fair value of plan assets at the end of year	1,148.5	406.5

(iii) Funded status = (ii) - (i)	(12.4)	(52.8)
Prior service cost	14.2	-
Unrecognized actuarial loss (gain)	(12.7)	4.3

Accrued pension cost	(10.9)	(48.5)

Accrued pension cost	(10.9)	(48.5)
Accumulated other comprehensive income (loss)	(1.5)	(4.3)

Minimum pension liability	(12.4)	(52.8)

As Braskem, as well as IQ, IPQ and Copesul, had already recognized the liability for the unfunded status, unrecognized loss has been accounted for as a debit to a separate account within shareholders' equity by the initial application of SFAS 158 which had neither impacted assets/liabilities nor shareholders' equity.

Braskem S.A. and Its Subsidiaries

Notes to the Consolidated Financial Statements
at December 31, 2007, 2006 and 2005
All amounts in millions of reais, unless otherwise indicated

In addition, the pension plan for which each company are entitled to participate is not considered to be a multi-employer plan.

Pension charges to income statement, known as net periodic pension cost, may be expressed as follows:

		2007	2006	2005

(iv)	Pension costs (gain)
	Service cost	8.1	-	3.7
	Interest cost	95.2	46.9	36.9
	Expected return on plan assets	(80.3)	(40.7)	(29.9)
	Amortization of prior service cost	2.0	52.2	22.4
	Employee contributions	(4.6)	-	(2.0)

	Net periodic pension cost	20.4	58.4	31.1

(v)	Actuarial assumptions
	Discount rate for determining projected benefit obligations	11.3	11.3	11.3
	Expected long-term rate of return on plan assets	11.3	11.3	11.3
	Rate of compensation increase	0.0	0.0	0.0
	Projected annual inflation rate (included in the above
	percentages)	5.0	5.0	5.0

In June 2005, the Company communicated to its employees the permanent suspension of the Braskem defined benefit plan effective on June 30, 2005. As a result, the Company recorded a curtailment gain of R$ 11.5 which was recorded as a reduction of the unrecognized actuarial losses. Settlement requires approval of the Secretariat for Complementary Pension and unrecognized actuarial losses are being amortized since July 2005, over the expected period to final approval which is shorter than the remaining service life of the active employees.

Braskem S.A. and Its Subsidiaries

Notes to the Consolidated Financial Statements
at December 31, 2007, 2006 and 2005
All amounts in millions of reais, unless otherwise indicated

Plan assets

The weighted-average assets, as percentages of total assets, for these plans as of December 31, 2007 are as follows:

Range of allocation in - %

	2007	2006

Fixed income securities	55.0 to 74.0	55.0 to 74.0
Equity securities	20.0 to 30.0	20.0 to 30.0
Loans	3.0 to 6.0	3.0 to 6.0
Real estate	2.5 to 4.5	2.5 to 4.5

Defined contribution plan

For the year-ended as of December 31, 2007 contributions by the Company to this defined contribution plan have amounted to R$ 5.9 (2006 - R$ 7.8; 2005 - R$ 4.6) . The Company expects to contribute R$ 6.1 for the year to be ended December 31, 2008.

(j) Earnings per share

Under Brazilian GAAP, net income or loss per share is calculated based on the number of shares outstanding at the balance sheet date retroactively restated for the 250 for one share reverse split in March 2005 for all periods. Information is disclosed per share.

Under U.S. GAAP, because the preferred and common shares have different voting and liquidation rights, basic and diluted earnings per share have been calculated using the "two-class" method, pursuant to SFAS No. 128 - Appendix C - paragraph 155, "Earnings per Share", which provides computation, presentation and disclosure requirements for earnings per share.

The two-class method is an earnings allocation formula that determines earnings per share for preferred and common shares according to the dividends to be paid as required by the Company's by-laws and participation rights in undistributed earnings.

Braskem S.A. and Its Subsidiaries

Notes to the Consolidated Financial Statements
at December 31, 2007, 2006 and 2005
All amounts in millions of reais, unless otherwise indicated

Basic earnings per common share are computed by dividing net income by the weighted-average number of common and preferred shares outstanding during the year.

References earnings per share amounts have been restated to give retroactive effect, for all periods presented, to the May 2005 share reverse split transaction.

All type and classes of shares are equally entitled to receive a minimum dividend amount equal to 6% of its book value prevailing at the latest year-end financial statements.

On May 31, 2006 the shareholders of the Company approved the conversion of 2,632,043 class A preferred shares into common shares (Note 20(a)).

On May 31, 2006 the shareholders of the Company approved the conversion of 2,632,043 class A preferred shares into common shares and on April 2, 2007 the Company approved the conversion of 486,530 class A preferred shares into common shares (Note 20(a)). In accordance with EITF Topic No. D-42 “The Effect on the Calculation of Earnings per Share for the Redemption or Induced Conversion of Preferred Stock” the amount of R$ 3.3 and R$ 8.6 was subtracted from net earnings available to common shareholders in the calculation of earnings per share for the year ended December 31, 2007 and 2006, respectively.

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

Braskem S.A. and Its Subsidiaries

Notes to the Consolidated Financial Statements
at December 31, 2007, 2006 and 2005
All amounts in millions of reais, unless otherwise indicated

			December 31, 2007

		Class A	Class B
	Common	Preferred	Preferred
	Share	Shares	Shares	Total

Basic numerator – undiluted

Minimum 6% dividend	86.8	191.1	0.6	278.5
Induced conversion of Class A preferred shares into		3.3		3.3
Common shares (Note 20 (a))
Undistributed earnings allocation	251.8	553.9	1.6	807.3

Total undistributed earnings	338.6	748.3	2.2	1,089.1

Weighted average numbers of shares
Basic	122.4	269.3	0.8	392.5
Diluted	132.3	294.5		426.8

Basic earnings per thousand outstanding shares –
(whole reais) - R$	2.76	2.79	2.75

Effects of conversion	(0.08)	(0.11)

Diluted earnings per thousand shares –
(whole reais) - R$	2.68	2.68

			December 31, 2006

		Class A	Class B
	Common	Preferred	Preferred
	Share	Shares	Shares	Total

Basic numerator – undiluted

Minimum 6% dividend	15.5	137.0	0.5	153.0
Induced conversion of Class A preferred shares into
Common shares (Note 20 (a))	-	8.6	-	8.6

Total undistributed earnings	15.5	145.6	0.5	161.6

Weighted average numbers of shares
Basic and diluted	122.4	248.3	0.8	371.5

Basic and diluted earnings per thousand outstanding
shares – (whole reais) – R$	0.13	0.59	0.63

Braskem S.A. and Its Subsidiaries

Notes to the Consolidated Financial Statements
at December 31, 2007, 2006 and 2005
All amounts in millions of reais, unless otherwise indicated

	December 31, 2005

		Class A	Class B
	Common	Preferred	Preferred
	Share	Shares	Shares	Total

Basic numerator – undiluted

Minimum 6% dividend	68.2	135.6	0.5	204.3
Undistributed earnings allocation	179.6	357.3	-	536.9

Total undistributed earnings	247.8	492.9	0.5	741.2

Weighted average numbers of shares
Basic	120.9	240.4	0.8	362.1
Diluted	142.1	290.0	-	432.1

Basic earnings per thousand outstanding shares –
(whole reais) - R$	2.05	2.05	0.63

Effects of conversion	(0.10)	(0.10)

Diluted earnings per thousand shares –
(whole reais) - R$	1.95	1.95

(k) Comprehensive income

Under Brazilian GAAP, the concept of comprehensive income is not adopted.

Under U.S. GAAP, SFAS No. 130, "Reporting Comprehensive Income", requires disclosure of comprehensive income. Comprehensive income is comprised by net income and other comprehensive income that includes charges or credits directly to equity which are not the result of transactions with owners. For Braskem and its investees, the components of comprehensive income are related to the net income added/subtracted by changes in minimum pension liability (Note 31(x)(c)(iii)).

(l) Capital raising costs

Under BR GAAP, costs incurred on issuance of equity securities issued through December 31, 2005, were accounted as deferred charges in the balance sheet. As required by CVM “Ofício-Circular” 01/2006, the costs of issuance of equity securities issued as from 2006, will be accounted as non recurrent expenses in the operational results. No capital issuance costs were incurred in 2005, 2006 and 2007.

Under U.S. GAAP, specific incremental costs directly attributable to a public stock offering may be netted off against the gross capital issued. For the year ended December 31, 2004, the Company had incurred in R$ 58.1 million of capital issuance costs, charged against the gross proceeds of the offering by decreasing shareholders' equity at that time in the same amount. As of December 31, 2007 the remaining balance, net of amortization, to be adjusted for U.S. GAAP purposes, in shareholders' equity, amounts to R$ 40.7 (2006 - R$46.5).

Braskem S.A. and Its Subsidiaries

Notes to the Consolidated Financial Statements
at December 31, 2007, 2006 and 2005
All amounts in millions of reais, unless otherwise indicated

(m) Income taxes

Under Brazilian GAAP, according to CVM Deliberation 273/98 and CVM Instruction 371/02, the deferred income tax asset represents the estimated amount to be recovered.

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

According to SFAS 109, Brazilian nominal rate is applied for U.S. GAAP reporting purposes, however there is no limit to the period in which irrevocable tax credits may be realized and the valuation allowance recognition for Brazilian GAAP purposes at December 31, 2007 in the amount of R$ 2.8 (2006 - R$ 11.9) has been reversed for U.S. GAAP purposes.

The adjustment for deferred taxes are disclosed in the U.S. GAAP reconciliation for the statement of operations under U.S. GAAP in the amount of R$ 94.6, R$ (123.2) and R$ 39.9 in 2007, 2006 and 2005, respectively.

There are neither accrued interests nor penalties during 2007 in the condensed statement of operations since it is more likely than not that Braskem and subsidiaries will not have any adjustment to its tax returns filed to various tax authorities.

Each year the company files income tax returns in the various national taxing jurisdictions in which it operates. These tax returns are subject to examination and possible challenge by the taxing authorities. Positions challenged by the taxing authorities may be settled or appealed by the company. With few exceptions, the Company and subsidiaries are no longer subject to Brazilian federal, state and local, nor non-Brazilian income tax examinations by various tax authorities for years before December 31, 2002.

Uncertainties in income taxes are recognized in the company's financial statements in accordance with SFAS No. 109, "Accounting for Income Taxes" (SFAS 109). In 2006, the FASB issued FASB Interpretation No. 48 - FIN 48, which clarifies the application of SFAS 109 by defining criteria that an individual income tax position must meet for any part of the benefit of that position to be recognized in an enterprise's financial statements and provides guidance on measurement, derecognition, classification, accounting for interest and penalties, accounting in interim periods, disclosure, and transition.

Braskem S.A. and Its Subsidiaries

Notes to the Consolidated Financial Statements
at December 31, 2007, 2006 and 2005
All amounts in millions of reais, unless otherwise indicated

In accordance with the transition provisions, the company adopted FIN 48 effective January 1, 2007, for which there are neither unrecognized tax benefits to be disclosed under this rule nor interests and penalties accounted for by the Company.

Interest and penalties raised on tax uncertain position are recognized within income statement whenever tax benefits are considered to be “more likely than not” realizable for settling/netting them under tax and accounting rules.

(n) Income tax incentives

Under Brazilian GAAP, the various tax incentives of the Company (in the form of tax reduction or exemption for defined periods) may be accounted for directly as capital reserve within shareholders' equity.

For U.S. GAAP reconciliation purposes, the amount of those incentives has been credited to the statement of operations instead of to a capital reserve, in the amount of R$ 49.5, R$11.9 and R$52.0, in 2007, 2006 and 2005 respectively.

(o) Revenue recognition

The Company has been recognizing sales revenues whenever the product is delivered to and accepted by the customer, although the prevalent practice under Brazilian GAAP is to record sales at the date of shipment.

Under U.S. GAAP, and in accordance with SEC Staff Accounting Bulletin No. 101 and 104, sales are normally recorded when legal title passes to the buyer. In addition, multiple element service contracts are recognized only when certain conditions are met. Accordingly, for U.S. GAAP reconciliation purposes, the Company has deferred the gain on multiple element contract with its investee Petroquímica Paulínia, amounting to R$ (18.1) at December 31, 2006 (2005 - R$ 3.6), with no effect in 2007.

Braskem S.A. and Its Subsidiaries

Notes to the Consolidated Financial Statements
at December 31, 2007, 2006 and 2005
All amounts in millions of reais, unless otherwise indicated

(p) Consolidation of variable interest entities

Under Brazilian GAAP, until the year ended 2003, in respect of the accounting treatment for the Braskem trade receivable securitization program, the transfer of receivables to the fund was treated as a sale of receivables and the discount on the sale was immediately recorded in the statement of operations. In August 2004, CVM issued CVM Instruction 408 providing for the inclusion of Special Purpose Entities in the consolidated financial statement of publicly - held companies and therefore those entities have been consolidated in 2004 and 2005.

Under U.S. GAAP, SFAS 140 "Accounting for Transfers and Servicing of Financial Assets and Extinguishment of Liabilities" requires fair value accounting method on such assets transferred to special purposes entities, as well as consolidation of securitized financial assets in accordance with FASB Interpretation No. 46 "Consolidation of Variable Interest Entities (revised December 2003)", as follows:

		Parin Fund		SOL Fund

	2007	2006	2007	2006

Net assets	458.4	537.9	258.8	395.2

Net income	(94.4)	25.5	30.4	14.0

In March 2006, the FASB issued SFAS 156, "Accounting for Servicing Financial Assets", which amends FASB Statements No. 140 "Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities". This Statement resolves issues addressed in Statement 140 regarding recognition for all servicing financial asset or liability and its measurement methods. The Company did not have a significant impact on its financial position, results of operations or cash flows by the implementation of SFAS 156.

Braskem S.A. and Its Subsidiaries

Notes to the Consolidated Financial Statements
at December 31, 2007, 2006 and 2005
All amounts in millions of reais, unless otherwise indicated

(q) Long-term share incentive plan

SFAS Statement 123 (R) "Share Based Payment", requires the measuring and recording of the cost of employee services in exchange for awards of equity instruments based on the fair value of those awards (with limited exceptions). Awards granted shall be classified as liability awards. That cost will be recognized over the period during which the employee is required to provide the service in exchange for the award. No compensation cost should be recognized for equity instruments for which employees do not render the requisite service. SFAS 123 (R) requires entities to initially measure the cost of employee services received in exchange for an award of liability instruments based on its current fair value. Changes in fair value during the requisite service period will be recognized as compensation cost over that period. The grant date fair value and the fair value of each reporting period of employee share options are estimated using the Black-Scholes option-pricing model. SFAS 123 (R) is effective as of the beginning of the first interim or annual reporting period that begins after June 15, 2005. As described in further details below, the Company has granted a long-term share incentive plan (the "Plan") to certain employees, which have acquired investment certificates at prices below market at the time of the issuance. The market value of the options granted will be recognized for U.S. GAAP purposes as expense over the period in which the services are rendered. The fair value of the options classified as liability award will be reassessed each reporting date. The award is classified as liabilities because the employees have the right to receive cash.

Braskem's Plan entitles officers and employees involved in strategic plans of the Company to buy investment certificates, up to pre-defined maximum quantities. The investment certificates bought by the participants are named alpha. The costs to employees of the certificates are equivalent to the average value of one Class A Preferred Share negotiated at Bovespa from the months of October through March of previous year to the purchase.

For each "alpha" acquired by participant, the Company grants one "beta" certificate, which is legally equal to that "alpha" purchased. In addition, each beneficiary of the plan is entitled to receive "gama" certificates in each year, corresponding to the dividends and interest in own capital paid by the Company to preferred shares. "Gama" certificates which were not collected by participant during each year are transformed into "alpha" certificates at the following year.

Alpha and gama certificates represent the right to receive the fair value of a Class A Preferred at vesting.

Braskem S.A. and Its Subsidiaries

Notes to the Consolidated Financial Statements
at December 31, 2007, 2006 and 2005
All amounts in millions of reais, unless otherwise indicated

Braskem Board of Directors approved the maximum amount of 285,180 alpha certificates to be offered to participants. The certificates are generally offered to the participants in April of each year. Following the offer, the participants generally have 30 days to acquire via payment the certificates. Only certificates bought by the participants are considered granted once certificates offered and not paid do not generate any benefit to the participant. The amount deposited by the employees was initially recognized as a liability for both Brazilian and U.S. GAAP and totaled R$ 4.6 as of December 31, 2007 (2006 - R$ 1.7) .

Under Brazilian GAAP, liability is updated based on the average value of one Class A Preferred Share negotiated at Bovespa from the months of October through March, annually, and outstanding quantities of certificates.

According to the Plan, 20% of the balance of alpha and beta certificates vests after 5 years of continuous service and the remaining balance vests at the rate of 10% per year after the 6th year. After the 10th year, beta certificates not redeemed are transformed to alpha certificates and the employee has no further incentive for that grant. Gama certificates vests and are paid to the employees when dividends and interest on own capital is paid to the Company's shareholders. Gama certificate provide the employee with a cash flow similar to one preferred share and are valued as such for the purposes of the amounts initially deposited. The beta certificate is considered to generate an incentive similar to a share option scheme, employees may be awarded shares if they remain employees for a number of years.

Under U.S. GAAP, the Company accounts for alpha and beta certificates in accordance with FASB 123 (R) since 2006. The beta certificate is a considered a liability award, compensation cost has been recognized as the fair value of beta certificate at each reporting date. The fair value for these options was estimated at the date of grant using a Black-Scholes-Merton option pricing model with the following weighted-average assumptions:

	2007	2006

Statistical and financial-economic variables	2nd grant	1st grant

Risk-free interest rate, net of inflation effect - %	6.79	8.42
Dividend yield - %	6.00	6.00
Volatility at Brazilian capital markets - %	57.09	54.10
Exercise price - in R$	15.03	18.14
Stock market price at year end - in R$	13.80	14.85
Expected life of the option - in years	9.1	9.3

Braskem S.A. and Its Subsidiaries

Notes to the Consolidated Financial Statements
at December 31, 2007, 2006 and 2005
All amounts in millions of reais, unless otherwise indicated

A summary of certificate (alpha plus beta) activity under the Plan as of December 31, and changes during the year then ended is presented below:

	Weighted average
	unit exercise price		Alpha and Beta certificates
				(units)

	2007	2006	2007	2006

Outstanding as of January 1	18.14	-	95,719	-
Granted	15.03	18.14	189,461	97,372
Exercised	-	-	-	-
Expired/cancelled	-	-	-	(1,653)

Outstanding as of December 31	16.22	18.14	285,180	95,719

Redeemable as of December 31	-	-	-	-

Compensation cost - millions of R$			0.6	0.5

The weighted average grant fair values of the beta certificates was R$15.03 and R$18.14 per beta certificate at the time of grant in 2007 and 2006, respectively. Beta certificates have an intrinsic value equal to the value of a preferred share which is approximately the exercise price disclosed above. Under Brazilian GAAP, as of December 31, 2007, the liability recorded in the statement of operations related to the compensation cost of outstanding certificates amounted to R$ 0.6 (2006 - R$ 0.5) .

Under U.S. GAAP, expense related to beta certificates will be recorded based on the term that the participant are expected to provide service to the Company, limited to the contractual life of the Plan, considering computation by using Black-Scholes-Merton pricing model, as well.

For the year ended December 31, 2007, under U.S. GAAP, the Company recorded a reversal of compensation cost, as computed under Brazilian GAAP, in the amount of R$ 0.6 (2006- addition to compensation cost of R$ 0.5) .

Braskem S.A. and Its Subsidiaries

Notes to the Consolidated Financial Statements
at December 31, 2007, 2006 and 2005
All amounts in millions of reais, unless otherwise indicated

(r) Proportional consolidation of
jointly-controlled entities

Under Brazilian GAAP, jointly-controlled entities must be consolidated using the proportional consolidation method. Proportional consolidation requires that the share of the assets, liabilities, income and expenses be combined on a line-by-line basis with similar items in the Company's financial statements.

Under U.S. GAAP, jointly-controlled entities are recorded under the equity method, where investment of such holders are registered as equity investment and pro-rated net income are considered as equity earnings in affiliates, within statement of operations, all of them prepared in accordance with U.S. GAAP. For the purposes of this footnote all joint-ventures are proportionally consolidated.

For purposes of presentation of condensed balance sheet and statement of operations, the Company has reverted total assets of jointly-controlled entities in the amount of R$ 1,252.8 at December 31, 2007 (2006 - R$ 867.4) .

Earnings in equity affiliate under U.S. GAAP, recorded in the statement of operations, of such proportionally consolidated companies under Brazilian GAAP, amounts to R$ 12.1, R$ 12.9 and R$ 176.3, in 2007, 2006 and 2005, respectively.

The following table presents summarized assets and liabilities of Petroquímica Paulínia that are proportionally consolidated in the balance sheet in accordance with U.S. GAAP:

	Petroquímica Paulínia

	2006	2005

Total current assets	61.5	4.5
Property, plant and equipment	67.3	34.9
Total assets	128.8	39.4
Total current liabilities	2.3
Total long-term liabilities	50.4	34.9

The following table shows summarized income and expenses and cash flow of Politeno and Petroquímica Paulinia that are proportionally consolidated in the statement of operations in accordance with U.S. GAAP:

Braskem S.A. and Its Subsidiaries

Notes to the Consolidated Financial Statements
at December 31, 2007, 2006 and 2005
All amounts in millions of reais, unless otherwise indicated

	Politeno	Petroquímica
		Paulínia

	2005	2006	2005

Net sales	397.3
Operating income (loss)	29.1	(2.0)
Net income	11.9	(2.0)

Net cash provided by operating activities	31.3	1.8
Net cash used in investing activities	(7.3)	(34.3)
Net cash used by financing activities	(23.8)	86.6	4.5

(s) Dividends

Under Brazilian GAAP, the Company's executive officers proposed a dividend distribution from earnings, which has been recorded. Under U.S. GAAP, the amount of dividends exceeding the minimum mandatory dividend is not deemed declared before the distribution is approved by the shareholders. For purposes of reconciliation, the Company has excluded the amount which exceeded the minimum mandatory dividend amounting to R$ 149.4 at December 31, 2007 (2006 - R$ 18.5) .

Under Braskem's by laws, interest earned in own capital may be paid up upon authorization of the Board of Directors but is only considered declared when approved by the shareholders.

Embedded derivatives

Brazilian GAAP does not prescribe the accounting for embedded derivatives.

Under U.S. GAAP, SFAS nº 133, as amended and interpreted, "Accounting for Derivative Instruments and Hedging Activities", requires that embedded derivative instruments shall be separated from the host contract and accounted for as a derivative instrument if and only if all of the following criteria are met: (a) The economic characteristics and risks of the embedded derivative instrument are not clearly and closely related to the economic characteristics and risks of the host contract; (b) the contract that embodies both the embedded derivative instrument and the host contract is not remeasured at fair value under otherwise applicable generally accepted accounting principles with changes in fair value reported in earnings as they occur; and (c) a separate instrument with the same terms as the embedded derivative instrument would be a derivative instrument subject to the requirements of SFAS no. 133 .

Braskem S.A. and Its Subsidiaries

Notes to the Consolidated Financial Statements
at December 31, 2007, 2006 and 2005
All amounts in millions of reais, unless otherwise indicated

For U.S.GAAP purposes the Company has bifurcated the embedded derivatives of sales contracts. For purposes of reconciliation, the fair value of embedded derivatives amounted to R$3.5 in the year ended December 31, 2007. During the previous years, the amounts were considered immaterial.

(t) Classification of statement of
operations line items

Under Brazilian GAAP, in addition to the issues noted above, the classifications of certain income and expense items are presented differently from U.S. GAAP. We have restated our statement of operations under Brazilian GAAP to present a condensed statement of operations in accordance with U.S. GAAP (Note 31(x)(c)(ii)). The reclassifications are summarized as follows:

(i) Under Brazilian GAAP discounts granted are classified as financial expenses. Under U.S. GAAP are classified as deductions of sales;

(ii) Under Brazilian GAAP, gains and losses on the disposal or impairment of permanent assets are classified as nonoperating income (expense). Under U.S. GAAP, gains and losses on the disposal or impairment of property, plant and equipment are classified as an adjustment to operating income;

(iii) Under Brazilian GAAP, foreign exchange gains and losses arisen from assets and liabilities may be netted off within interest income or expense. Under U.S. GAAP such foreign exchange gains and losses are recorded as interest income and expense, separately;

(iv) Under Brazilian GAAP, shipping costs are deducted from gross revenues and handling costs are recorded as selling expenses, whereas under U.S. GAAP such costs are included in cost of sales;

(v) Under Brazilian GAAP recovery of indirect taxes on net interest income was recorded under other operating income, whereas under U.S. GAAP, such recoveries are recorded under the same line item as the taxes were initially recorded (interest income, net). As a result R$ 110.7 and R$ 112.4 have been reclassified from other operating income to interest expenses during 2007 and 2006, respectively;

(vi) Under Brazilian GAAP production of dimetiltereftalato - (DMT - basic petrochemicals) has been discontinued as from May 16, 2007, for which a valuation allowance in the amount of R$ 22.6 was provisioned as "non-operating expense" based on the difference between the fair market value and respective book value of such assets, consistent with SFAS 144, for which under U.S. GAAP it was classified as an operating expense.

Braskem S.A. and Its Subsidiaries

Notes to the Consolidated Financial Statements
at December 31, 2007, 2006 and 2005
All amounts in millions of reais, unless otherwise indicated

(u) Classification of balance sheet line items

Under Brazilian GAAP, the classification of certain balance sheet items is presented differently from U.S. GAAP. We have restated our consolidated balance sheet under Brazilian GAAP to present a condensed consolidated balance sheet in accordance with U.S. GAAP (Note 31(x)(c)(i)). The reclassifications are summarized as follows:

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

(iv) Under Brazilian GAAP, according to "Normas e Procedimentos de Contabilidade Nº 20"-"Cash flow statement" cash and cash equivalents consist principally of highly liquid cash deposits and marketable securities, but there is no requirement that there is insignificant potential changes in value because of interest rate change nor is there a maximum 90 day original period to maturity. Under U.S. GAAP, the Company's minority owned independently controlled investment funds are considered to be subject to potential risk of change in value due to changes in interest rates or have underlying securities with original maturities greater than 90 days. Therefore, under U.S. GAAP, such funds were classified under short term investments trading securities in the balance sheet. At December 31, 2007, the balance of such funds was R$ 1,375.8 (2006 - R$ 789.8). Taking into account these reclassifications, the net cash provided by operating activities in the statements of cash flows under U.S. GAAP at December 31, 2007, 2006 and 2005 would be R$ 1,614.6, R$ 883.4 and R$ 1,368.1, respectively

(v) Under Brazilian GAAP, according to "Normas e Procedimentos de Contabilidade No. 20"-"Cash flow statement" additions to deferred charges are recorded under investing activites. Under U.S. GAAP such costs are recorded under operating activites;

(vi) Under Brazilian GAAP discounted trade receivables are classified as trade accounts receivable, such items are classified as short-term debt under U.S. GAAP;

Braskem S.A. and Its Subsidiaries

Notes to the Consolidated Financial Statements
at December 31, 2007, 2006 and 2005
All amounts in millions of reais, unless otherwise indicated

(vii) Under Brazilian GAAP fair market value of derivative financial instruments are classified as a reduction to the underlying debt. Under U.S. GAAP they are classified as fair market value of derivative of financial instruments; and

(viii) Under Brazilian GAAP, pursuant to CVM Deliberation 489/05, the Company states judicial deposits net of the corresponding contingent liabilities. According to U.S. GAAP, these deposits were fully stated as long-term receivables.

(ix) Braskem entered into a Share Purchase Agreement under which the Company has agreed to sell all its shares in Petroflex which has been classified as an Investment held for sale at the book value of the net investment of R$136.7, to Lanxess Deutschland GmbH for an aggregate price of R$ 252.1. On April 1, 2008, this transaction was completed, as described in Note 30(d). Under U.S. GAAP investment held at Petroflex as of December 31, 2007 was not classified as held for sale and the related balance has been demonstrated within “Equity investment in affiliates”.

(v) Segment reporting

Under Brazilian GAAP, there is no obligation to present disaggregated information with respect to the business segments of an enterprise.

Under U.S. GAAP, SFAS 131, "Disclosures About Segments of an Enterprise and Related Information", requires that public enterprises disclose certain information about segments on the basis that top management uses to allocate resources among segments and evaluate their performance.

Braskem S.A. and Its Subsidiaries

Notes to the Consolidated Financial Statements
at December 31, 2007, 2006 and 2005
All amounts in millions of reais, unless otherwise indicated

Braskem has the following business segments:

•	Basic Petrochemicals-comprising basic petrochemical production activities and supply of electricity, steam and compressed air to second generation producers. This segment is dependent on Petrobras for supply of raw material.

•	Polyolefins-comprising activities related to the production of polyethylene and polypropylene.

•	Vinyls-comprising activities related to the production of PVC, caustic soda and chlorine. One client represents 11.8%, 11.1% and 10.2% of Vinyl's revenues for the years ended December 31, 2007, 2006 and 2005, respectively.

•	Business Development-comprising activities related to the production of other second generation petrochemical products. One client represents 12.1%, 23.3% and 22.6% of Business Development revenues for the years ended December 31, 2007, 2006 and 2005, respectively.

•	Copesul- comprising basic petrochemical production activities and supply of electricity, steam and compressed air to second generation producers. This segment depends on Petrobrás for supply of raw material. Business acquired and consolidated only as from April 18, 2007.

•	Ipiranga- comprising activities related to the production of polyethylene and polypropylene of IQ and IPQ. Business acquired and consolidated only as from April 18, 2007.

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

Braskem S.A. and Its Subsidiaries

Notes to the Consolidated Financial Statements
at December 31, 2007, 2006 and 2005
All amounts in millions of reais, unless otherwise indicated

Information on total assets for each segment as at December 31, 2007 and 2006 under Brazilian GAAP, is as follows:

	2007	2006

Basic Petrochemicals	5,016.3	5,426.6
Polyolefins	3,420.3	4,200.6
Vinyls	2,113.8	2,294.9
Business Development	513.5	573.3
Copesul	4,055.3	-
Ipiranga Petroquímica	1,573.1	-
Ipiranga Química	188.7	-
Other	4,011.0	3,808.9

Total assets	20,892.0	16,304.3

Investments in affiliates in each business segment were immaterial in the periods presented herein.

Company's sales may be demonstrated as follows:

	2007	2006	2005

Domestic sales	13,472.0	9,671.7	10,348.0
Exports from Brazil	4,207.4	3,321.0	2,727.1

Total net sales	17,679.4	12,992.7	13,075.1

Information on the geographical composition of the Company's sales, under Brazilian GAAP, is as follows:

	2007	2006	2005

Destination of exports from Brazil
Americas	2,878.2	2,059.0	1,827.2
Asia and Pacific	206.9	431.7	327.3
Europe	1,122.3	830.3	572.6
Other	-	-	-

Total exports	4,207.4	3,321.0	2,727.1

Domestic sales	13,472.0	9,671.7	10,348.0

Total net sales	17,679.4	12,992.7	13,075.1

Braskem S.A. and Its Subsidiaries

Notes to the Consolidated Financial Statements
at December 31, 2007, 2006 and 2005
All amounts in millions of reais, unless otherwise indicated

Information on segment results for 2007, 2006 and 2005 is as follows:

														2007

	Business segments								Eliminations and adjustments (*)	Braskem consolidated before CVM 247 (*)	CVM 247	Braskem consolidated	U.S.GAAP differences	U.S.GAAP

		Petrochemicals			Ipiranga	Copesul	Other	Total segments

	Vinyls	Polyolefins	Basic	Química	Petroquímica

Net sales revenue	1,789.4	5,669.1	7,220.7	392.6	1,551.4	5,516.1	489.7	22,629.0	5,617.4	17,011.6	667.8	17,679.4	(392.0)	17,287.4
Cost of sales	(1,438.1)	(4,636.1)	(6,341.2)	(338.9)	(1,232.5)	(4,924.7)	(510.3)	(19,421.8)	(5,488.4)	(13,933.4)	(507.6)	(14,441.0)	26.0	(14,415.0)

														-
Gross profit	351.3	1,033.0	879.5	53.7	318.9	591.4	(20.6)	3,207.2	129.0	3,078.2	160.2	3,238.4	(366.0)	2,872.4

Operating expenses
(income)
Selling, general
and administrative	201.7	427.1	324.6	39.1	85.1	74.6	16.5	1,168.7	32.8	1,201.5	37.0	1,238.5	76.5	1,315.0
Depreciation and
amortization	2.1	13.9	1.4	4.3	5.7	17.6	-	45.0	432.0	477.0	2.1	479.1	(421.7)	57.4
Other, net	(25.9)	14.4	(15.9)	0.7	25.9	(10.1)	22.8	12.0	(142.3)	(130.3)	(1.2)	(131.5)	50.0	(81.5)

	177.9	455.4	310.1	44.1	116.7	82.1	39.3	1,225.7	322.5	1,548.2	37.9	1,586.1	(295.2)	1,290.9

Operating income	173.4	577.6	569.4	9.6	202.2	509.3	(59.9)	1,981.5	451.5	1,530.0	122.3	1,652.3	(70.8)	1,581.5

(*) "CVM 247" refers to proportional consolidation under Brazilian GAAP (Note 4) and "Braskem consolidated before CVM 247" includes depreciation at R$ 728.7 within this cost of sales.

Braskem S.A. and Its Subsidiaries

Notes to the Consolidated Financial Statements
at December 31, 2007, 2006 and 2005
All amounts in millions of reais, unless otherwise indicated

											2006

			Business segments		Total segments	Eliminations and adjustments (*)	Braskem consolidated before CVM 247 (*)	CVM 247	Braskem consolidated	U.S. GAAP differences	U.S. GAAP

			Basic Petrochemicals	Business development

	Vinyls	Polyolefins

Net sales revenue	1,541.7	4,775.8	6,883.6	483.1	13,684.2	(1,965.2)	11,719.0	1,273.7	12,992.7	(1,029.3)	11,963.4
Cost of sales	(1,245.3)	(3,985.4)	(5,994.8)	(545.7)	(11,771.2)	1,889.6	(9,881.6)	(910.5)	(10,792.1)	468.3	(10,323.8)

Gross profit	296.4	790.4	888.8	(62.6)	1,913.0	(75.6)	1,837.4	363.2	2,200.6	(561.0)	1,639.6

Operating expenses
(income)
Selling, general and
administrative	123.0	344.5	339.0	26.0	832.5	41.9	874.4	77.1	951.5	10.7	962.2
Depreciation and
amortization	0.4	10.4	0.4	0.1	11.3	368.3	379.6	5.4	385.0	(366.7)	18.3
Other, net	(35.1)	(22.5)	10.4	(1.9)	(49.1)	(107.8)	(156.9)	(29.2)	(186.1)	(139.0)	(47.1)

	88.3	332.4	349.8	24.2	794.7	302.4	1,097.1	53.3	1,150.4	(217.0)	933.4

Operating income	208.1	458.0	539.0	(86.8)	1,118.3	(378.0)	740.3	309.9	1,050.2	(344.0)	706.2

(*) "CVM 247" refers to proportional consolidation under Brazilian GAAP (Note 4) and "Braskem consolidated before CVM 247" includes depreciation at R$ 576.4 within this cost of sales.

Braskem S.A. and Its Subsidiaries

Notes to the Consolidated Financial Statements
at December 31, 2007, 2006 and 2005
All amounts in millions of reais, unless otherwise indicated

											2005

			Business segments		Total segments	Eliminations and adjustments (*)	Braskem consolidated before CVM 247 (*)	CVM 247	Braskem consolidated	U.S. GAAP differences	U.S. GAAP

			Basic Petrochemicals	Business development

	Vinyls	Polyolefins

Net sales revenue	1,794.1	3,919.0	7,226.7	569.0	13,508.8	(1,894.2)	11,614.6	1,460.5	13,075.1	(1,067.3)	12,007.8
Cost of sales	(1,271.9)	(3,182.8)	(6,138.5)	(552.9)	(11,146.1)	1,827.6	(9,318.5)	(1,043.2)	(10,361.7)	709.1	(9,652.6)

Gross profit	522.2	736.2	1,088.2	16.1	2,362.7	(66.6)	2,296.1	417.3	2,713.4	(358.2)	2,355.2

Operating expenses
(income)
Selling, general and
administrative	89.2	229.0	250.3	18.2	586.7	89.7	676.4	110.7	787.1	(5.5)	781.6
Depreciation and
amortization	0.8	6.9	-	0.3	8.0	342.2	350.2	5.4	355.6	(283.7)	71.9
Impairment	-	-	-	-	-	-	-	-	-	373.8	373.8
Other, net	(6.6)	(53.0)	(57.1)	(9.2)	(125.9)	56.1	(69.8)	47.0	(22.8)	13.3	(9.5)

	83.4	182.9	193.2	9.3	468.8	488.0	956.8	163.1	1,119.9	97.9	1,217.8

Operating income	438.8	553.3	895.0	6.8	1,893.9	(554.6)	1,339.3	254.2	1,593.5	(456.1)	1,137.4

(*) "CVM 247" refers to proportional consolidation under Brazilian GAAP (Note 4) and "Braskem consolidated before CVM 247" includes depreciation at R$ 409.9 within this cost of sales.

Braskem S.A. and Its Subsidiaries

Notes to the Consolidated Financial Statements
at December 31, 2007, 2006 and 2005
All amounts in millions of reais, unless otherwise indicated

(w) Recently issued accounting standards

In September 2006, the FASB issued SFAS No. 157, "Fair Value Measurements," which formally defines fair value, creates a standardized framework for measuring fair value in generally accepted accounting principles ("GAAP"), and expands fair value measurement disclosures. SFAS 157 will be effective for fiscal years beginning after November 15, 2007. The Company has been currently evaluating the impact that the application of this new standard will have on its financial statements, as from January 1, 2008.

In addition to the implementation of SFAS 157, paragraph 67 of Concepts Statement No.5 - "Recognition and Measurement in Financial Statements", issued by FASB, describes five measurement attributes used in financial statements under current financial accounting principles, for which some of them are detailed approached in Concepts Statement No. 7 (CON 7) "Using Cash Flow Information and Present Value in Accounting Measurements". In addition, SFAS 157 defines fair value as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants on the measurement date. SFAS 157 also establishes a fair value hierarchy which requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value.

The standard aforementioned describes three levels of inputs that may be used to measure fair value:

Level 1 - Quoted prices in active markets for identical assets or liabilities method;

Level 2 - Observable markets are fair valued by using either present value or expected present value methods - deterministic model;

Level 3 - Mostly known as hybrid methodology since applies both deterministic and probabilistic models. Observable and unobservable variables are determined and computed by using either estimated cash flow or expected cash flow methods. Unobservable variables that are supported by little or no market activity and that are significant to the fair value of the assets or liabilities are determined on probabilistically path basis.

In addition, in February 2008, the FASB issued the FASB staff position (FSP) 157-2, which defers the effective date of SFAS 157 for nonfinancial assets and nonfinancial liabilities except for items that are recognized on disclosed at fair value in the financial statements on a recurring basis to fiscal years begining after November 15, 2008.

Regarding SFAS 157, the Company applies "CON 7" for observable markets on fair valuing its financial assets and liabilities. Level 2 approaching model considers prices and other relevant information generated by market transactions involving identical or comparable assets or liabilities on assumptions made with present value techniques. The Company has been evaluating the impact of such standard will have on its financial statements as from January 1, 2008.

Braskem S.A. and Its Subsidiaries

Notes to the Consolidated Financial Statements
at December 31, 2007, 2006 and 2005
All amounts in millions of reais, unless otherwise indicated

In February, 2007, the FASB issued FAS 159 "The fair value option for financial assets and financial liabilities" including an amendment of FASB Statement 115 "Accounting for certain investments in debt and equity securities", permits the company to choose to measure many financial instruments and certain other items at fair value. The Company is currently evaluating the impact that the application of this new standard will have on its financial statements.

In December 2007, the FASB issued SFAS No. 141 (revised 2007), "Business Combinations". The SFAS 141 - Revised 2007 to converge USGAAP to IFRS, therefore several changes were made regarding accounting treatment for business combinations. The major changes provided by this Statement are related to accounting for business combinations costs, which can no longer be considered as part of the total consideration paid; accounting for all assets acquired, liabilities assumed and non-controlling interests of the acquired entity at fair value, at full amounts of their fair values, and not on the percentage of the shares acquired; measurement and recognition of contractual contingencies as of the acquisition date, and provides also guidance on the subsequent accounting treatment for these situations; recognition of contingent consideration as part of the goodwill computation on the date of acquisition, and not after the contingent is resolved, and defines also the concept of bargain purchase, in which the fair value of the acquired assets, assumed liabilities and noncontrolling interest of the acquired company are higher than the total consideration paid, and defines this bargain purchases shall be recognized as a gain on income from operations when they arise, and not to be allocated to the eligible assets. This Statement is effective as of the beginning of an entity's fiscal year that begins after December 15, 2008, for which earlier adoption is forbidden. The Company has been evaluating future possible impact on eventual future business combination under SFAS 141 - Revised 2007.

Braskem S.A. and Its Subsidiaries

Notes to the Consolidated Financial Statements
at December 31, 2007, 2006 and 2005
All amounts in millions of reais, unless otherwise indicated

In December 2007, the FASB issued SFAS No. 160, "Noncontrolling interests in Consolidated Financial Statements - an amendment of ARB No. 51", which was also issued to converge USGAAP to IFRS. The major changes provided by this Statement are related to the classification of noncontrolling interest as part of the equity, an not as a liability or a mezzanine section between liabilities and equity, as well as the classification of the noncontrolling interest on income of operations, which now should be shown as income attributable to noncontrolling interest, and should not anymore be recognized as an expense or gain to arrive at net income from operations; this Statement also provides guidance on the deconsolidation of subsidiary, in order to measure the gain or loss on this deconsolidation using the fair value of any noncontrolling equity investment rather than the carrying amount of the retained investment. This Statement is effective as of the beginning of an entity's fiscal year that begins after December 15, 2008, and the entity cannot apply it before that date. The Company has been evaluating future possible impact on eventual future business combination under SFAS 160.

In March 2008, the FASB issued SFAS No. 161, "Disclosure about Derivative Instruments and Hedging Activities - an amendment of SFAS 133". This Statement changes the disclosure requirements for derivative instruments and hedging activities. Entities are required to provide enhanced disclosures about (a) how and why an entity uses derivative instruments, (b) how derivative instruments and related hedged items are accounted for under Statement 133 and its related interpretations, and (c) how derivative instruments and related hedged items affect an entity's financial position, financial performance, and cash flows. This Statement is effective as of the beginning of an entity's fiscal year that begins after December 15, 2008, with early adoption encouraged. The Company has been evaluating future possible impact on reporting under SFAS 161.

In May 2008, the FASB issued SFAS No. 162, "The Hierarchy of Generally Accepted Accounting Principles". SFAS 162 provides entities to be responsible for selecting its accounting principles for the preparation of financial statements that are presented in conformity with GAAP. This Statement will be effective 60 days following the approval by the Public Company Accounting Oversight Board - PCAOB. The Company does not expect a significant impact from the application of this standard.

Braskem S.A. and Its Subsidiaries

Notes to the Consolidated Financial Statements
at December 31, 2007, 2006 and 2005
All amounts in millions of reais, unless otherwise indicated

(x) Reconciliation from Brazilian GAAP to U.S. GAAP

(a) Statement of Operations - net income balances

	Ref.
	Note 31	2007	2006	2005

Net income under Brazilian GAAP		556.3	101.3	625.8

Depreciation of additional indexation of
permanent assets for 1996 and 1997	(b)	(37.4)	(28.6)	(39.9)
Capitalized interest	(c)	35.3	-	50.3
Amortization of capitalized interest	(c)	(34.8)	(38.7)	(38.3)
Deferred charges, net	(d)	42.2	34.5	82.1
Business Combination adjustments	(e)	406.2	330.6	35.5
Pension plan	(i)	3.2	(58.4)	(27.7)
Tax incentives	(n)	49.5	11.9	52.0
Revenue recognition	(o)	-	(18.1)	(3.6)
Amortization of capital raising costs	(l)	5.8	5.8	5.8
Effects of U.S. GAAP adjustments on investees	(f)	(5.8)	(56.8)	(46.5)
Long-term share incentive plan	(q)	0.6	0.5	-
Embedded Derivatives		(3.5)	-	-
Other		4.2	-	-
Deferred income tax on adjustments above	(m)	94.6	(123.2)	39.9
Minorities interest on adjustments above		(27.3)	0.8	1.7

Net income under U.S. GAAP - as reported		1,089.1	161.6	737.1

Change in accounting principle -
maintenance costs		-	-	4.1

Net income under U.S. GAAP - as adjusted		1,089.1	161.6	741.2

Braskem S.A. and Its Subsidiaries

Notes to the Consolidated Financial Statements
at December 31, 2007, 2006 and 2005
All amounts in millions of reais, unless otherwise indicated

(b) Balance Sheet - shareholders' equity balances

	Ref.
	Note 31	2007	2006

Shareholders' equity under Brazilian GAAP		5,757.0	4,311.9

Additional indexation of permanent assets for
1996 and 1997	(b)	1,135.8	1,135.8
Depreciation of additional indexation of permanent
assets for 1996 and 1997	(b)	(479.6)	(442.6)
Capitalized interest, net	(c)	571.6	536.3
Amortization of capitalized interest	(c)	(404.5)	(369.6)
Deferred charges, net	(d)	(455.6)	(408.3)
Business combination adjustments	(e)	631.0	291.6
Distributions to shareholders	(g)	(1,771.3)	(1,771.3)
Capital raising costs	(l)	(40.7)	(46.5)
Pension plan	(i)	3.3	(12.1)
U.S. GAAP adjustments on investees	(f)	(11.0)	(225.5)
Treasury Shares		12.4	10.4
Reversal of proposed dividend	(s)	149.4	18.5
Revenue recognition	(o)	-	(2.2)
Long-term share incentive plan	(q)	1.1	0.5
Embedded Derivatives		(3.5)
Other		2.9
Deferred income tax adjustments	(m)	(166.3)	(185.7)
Minorities interest on adjustments above		99.9	125.6

Shareholders' equity under U.S. GAAP		5,031.9	2,966.8

Braskem S.A. and Its Subsidiaries

Notes to the Consolidated Financial Statements
at December 31, 2007, 2006 and 2005
All amounts in millions of reais, unless otherwise indicated

(c) U.S. GAAP condensed financial information

Based on the reconciling items and discussion above, the Company consolidated balance sheet, statement of operations and statement of changes in shareholders' equity under U.S. GAAP have been prepared as a condensed format as follows:

(i) Condensed balance sheet under U.S. GAAP

Assets	2007	2006

Current assets
Cash and cash equivalents	1,024.6	667.2
Marketable securities	923.5	1,174.0
Trade accounts receivable, net	2,348.7	1,598.6
Taxes recoverable	619.0	383.0
Inventories	2,220.4	1,504.3
Dividends receivable	12.6	4.9
Prepaid expenses	70.5	79.5
Advances to suppliers	83.0	125.0
Fair Market Value of derivatives investments	114.6	-
Other receivables	75.9	46.4

	7,492.8	5,582.9

Equity investment in affiliates	371.1	554.1

Goodwill	1,688.6	450.5

Property, plant and equipment	11,880.0	6,636.8

Non-current assets
Receivables from related parties	49.7	40.9
Prepaid expenses	61.3	99.0
Inventories, net	22.8	22.9
Intangible assets	171.7	175.1
Indirect taxes recoverable	1,175.0	912.3
Deferred income tax	161.0	143.4
Restricted deposits for legal proceedings	103.0	206.5
Other receivables	196.1	66.3

	1,940.6	1,666.4

Total assets	23,373.1	14,890.7

Braskem S.A. and Its Subsidiaries

Notes to the Consolidated Financial Statements
at December 31, 2007, 2006 and 2005
All amounts in millions of reais, unless otherwise indicated

Liabilities and shareholders' equity	2007	2006

Current liabilities
Suppliers	2,589.2	3,080.4
Payroll and related charges	257.2	128.6
Taxes on income payable	274.1	0.7
Other taxes payable	121.2	101.2
Derivatives payable	87.3	98.2
Short-term debt, including current portion of long-term debt	2,080.6	418.1
Interest payable	52.5	271.3
Debentures	111.6	958.6
Advances from customers	21.7	12.1
Dividends payable	49.4	22.0
Business combination to be settled off	881.0	-
Other	121.4	425.3

	6,647.2	5,516.5

Non-current liabilities
Long-term debt	6,084.6	3,799.0
Debentures	800.0	950.0
Derivatives payable	43.7	31.7
Taxes and contributions payable	1,148.9	1,418.0
Deferred income tax	1,312.6	-
Other	243.9	179.2

	9,633.7	6,377.9

Minorities interest	2,060.3	29.5

Shareholders' equity	5,031.9	2,966.8

Total liabilities and shareholder's equity	23,373.1	14,890.7

Braskem S.A. and Its Subsidiaries

Notes to the Consolidated Financial Statements
at December 31, 2007, 2006 and 2005
All amounts in millions of reais, unless otherwise indicated

(ii) Condensed statement of operations under U.S. GAAP

	2007	2006	2005

Gross sales	21,640.6	15,045.5	15,341.0
Value-added taxes, discounts and returns	(4,353.2)	(3,082.1)	(3,333.2)

Net sales	17,287.4	11,963.4	12,007.8
Cost of sales	(14,415.0)	(10,323.8)	(9,652.6)

Gross profit	2,872.4	1,639.6	2,355.2

Operating income (expenses)
Selling, general and administrative	(1,315.0)	(962.2)	(781.6)
Depreciation and amortization	(57.4)	(18.3)	(71.9)
Other, net	81.5	47.1	(364.3)

Operating income	1,581.5	706.2	1,137.4

Interest income/(expense)
Interest income	652.3	232.6	(46.5)
Interest expenses	(788.8)	(916.0)	(565.8)
Other	-	17.3	(24.4)

Income before income tax, earnings in equity
affiliates and minorities interest	1,445.0	40.1	500.7

Income tax benefit (expense)
Current	(183.0)	(3.9)	(24.0)
Deferred	(19.4)	(21.9)	17.3

Income before earnings in equity
affiliates and minority interest	1,242.6	14.3	494.0

Earnings in equity affiliates	81.4	147.3	179.5
Minorities interest	(234.9)	-	67.7

	(153.5)	147.3	247.2

Net income for the year	1,089.1	161.6	741.2

Braskem S.A. and Its Subsidiaries

Notes to the Consolidated Financial Statements
at December 31, 2007, 2006 and 2005
All amounts in millions of reais, unless otherwise indicated

(iii) Condensed changes in shareholders' equity under U.S. GAAP

	2007			2006			2005

		Other			Other			Other
		equity	Total		equity	Total		equity	Total
	OCI	accounts	Equity	OCI	accounts	Equity	OCI	accounts	Equity

At beginning of the year - as original presented	1,748.1	1,218.7	2,966.8	1,512.6	1,405.8	2,918.4	763.8	1,825.1	2,588.9
Change in accounting principle – maintenance
cost adoption of SFAS 158	-	-	-	73.9	-	73.9	-	(149.3)	(149.3)
At beginning of the year - as adjusted	1,748.1	1,218.7	2,966.8	1,586.5	1,405.8	2,992.3	763.8	1,675.8	2,439.6

Comprehensive income of the year	1,089.1	-	1,089.1	161.6	-	161.6	741.2	-	741.2
Change in minimum pension liability	-	-	-	-	-	-	7.6	-	7.6

Total comprehensive income	2,837.2	1,218.7	4,055.9	1,748.1	1,405.8	3,153.9	1,512.6	1,675.8	3,188.4

Capital increase	-	1,130.7	1,130.7	-	105.3	105.3	-	-	-
Distribution shareholders	-	-	-	-	5.9	5.9	-	-	-
Repurchase of treasury shares	-	-	-	-	(224.3)	(224.3)	-	-	-
Dividends and interest in own capital	-	(154.7)	(154.7)	-	(74.0)	(74.0)	-	(270.0)	(270.0)

At end of the year	2,837.2	2,194.7	5,031.9	1,748.1	1,218.7	2,966.8	1,512.6	1,405.8	2,918.4

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholders Copesul — Companhia Petroquímica do Sul and Subsidiaries

1	We have audited the accompanying consolidated balance sheets of Copesul — Companhia Petroquímica do Sul and subsidiaries (“the Company”) as of December 31, 2006 and 2005 and the related consolidated statements of income, of changes in shareholders’ equity, of changes in financial position and of cash flows for each of the three years in the period ended December 31, 2006. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

2	We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

Copesul — Companhia Petroquímica do Sul and Subsidiaries

3	In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of Copesul — Companhia Petroquímica do Sul and subsidiaries at December 31, 2006 and 2005 and the consolidated results of their operations, the changes in their financial position and their cash flows for each of the three years in the period ended December 31, 2006, in conformity with accounting practices adopted in Brazil.

4	Accounting practices adopted in Brazil vary in certain significant respects from accounting principles generally accepted in the United States of America. Information relating to the nature and effect of such differences is presented in Note 28 to the consolidated financial statements.
    /s/ PricewaterhouseCoopers

PricewaterhouseCoopers	Porto Alegre, Brazil
Auditores Independentes	April 30, 2007

COPESUL — Companhia Petroquímica do Sul

Consolidated Balance Sheets at December 31
All amounts in millions of reais

	2006	2005		2006	2005
Assets			Liabilities and shareholders' equity

Current assets			Current liabilities
Cash and banks (Note 4)	201	113	Suppliers
Trade accounts receivable			Third parties (Note 14)	290	154
Third parties (Note 5)	195	149	Related parties (Note 27)	63	2
Related parties (Note 27)	59	49	Loans and financing (Note 15)	50	288
Export drafts — billed (Note 16)	(1)	(18)	Export drafts - to be invoiced (Note 16)	39	1
Credits ceded to receivables securitization fund (FIDC) (Note 7)		(13)	Taxes and charges payable (Note 17)	45	42
Swap receivables (Note 6)	64	53	Social and labor contributions and charges	45	49
Marketable securities (Note 7)	38	13	Proposed dividends (Note 19 (d) (iii))	185	68
Inventories (Note 8)	571	495	Interest on own capital (Note 19 (d) (iii))	17	21
Taxes and charges recoverable (Note 9)	115	43	Income tax and social contribution (Note 18)	44	9
Prepaid expenses (Note 10)	14	14	Provision for programmed manintenance (Note 19 (e) (i))		16
Other accounts receivable	5	9	Swap and options payable (Note 6)	23	5

			Advances from customers	5	13
	1,261	907	Profit sharing and other	35	27

Non-current assets				841	695

Long-term assets			Non-current liabilities
Marketable securities (Note 7)	1	1	Long-term liabilities
Taxes and charges recoverable (Note 9)	137	133	Loans and financing (Note 15)	107	84
Judicial deposits (Note 11)	9	8	Export drafts - to be invoiced (Note 16)	139	91
Prepaid expenses (Note 10)	4	6	Provision for programmed maintenance (Note 19 (e) (i))		52
Loans to third parties	3	6	Deferred contributions and taxes (Note 18)	37	1
Claims receivable and other	2	1	Provision for contingencies (Note 24)	34	11

			Actuarial liability - PETROS (Note 25)	9	7

	156	155		326	246

Permanent assets			Shareholders’ equity (Note 19)
Investments	10	9	Capital	850	750
Property, plant and equipment (Note 12)	1,030	1,106	Capital reserve	296	341
Deferred charges (Note 13)	10	11	Revaluation reserve	75	109

			Revenue reserve	79	47

	1,050	1,126		1,300	1,247

Total assets	2,467	2,188	Total liabilities and shareholders’ equity	2,467	2,188

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

COPESUL — Companhia Petroquímica do Sul
Notes to the Consolidated Financial Statements
at December 31, 2006 and 2005
All amounts in millions of reais, unless otherwise indicated
28.4 Statements of cash flows

	2006	2005	2004
Cash flows from investing activities
Held-to-maturity investments, net			(1)
Redemptions in certificates of deposit			24
Investment in certificates of deposit	4	(1)
Receivables related to forwards, swaps and options, net	(11)	(52)	9
Loans to related parties
Issuances			(325)
Repayments		130	522
Acquisitions of property, plant and equipment	(198)	(171)	(131)
Acquisitions of investments			(2)

Net cash provided by (used in) investing activities	(205)	(94)	96

Cash flows from financing activities
Short-term debt
Proceeds	1,660	1,198	514
Payments	(1,864)	(1,183)	(706)
Long-term debt
Proceeds	185	81	133
Payments	(71)	(153)	(989)
Quotas subject to mandatory redemption
Proceeds			125
Payments	(8)	(68)	(12)
Dividends paid	(439)	(513)	(346)
Interest on own capital paid	(94)	(97)	(83)

Net cash used in financing activities	(631)	(735)	(1,364)

Net decrease in cash and cash equivalents	105	(33)	(41)

Cash and cash equivalents at beginning of year	64	97	138

Cash and cash equivalents at end of the year	169	64	97

Cash paid during the period for
Interest	33	63	106
Income taxes	240	238	244

COPESUL - Companhia Petroquímica do Sul and subsidiaries

Consolidated Balance Sheets

In millions of reais

	3/31/2007	12/31/2006
	Unaudited
Assets
Current assets
Cash and cash equivalents (Note 4)	272	201
Marketable securities (Note 5)	41	38
Customers
Local customers	129	180
Foreign customers	198	75
Export drafts - billed (Note 16)	(75)	(1)
Swap receivables (Note 6)	87	64
Inventories (Note 7)	541	571
Taxes and charges recoverable (Note 8)	113	115
Prepaid expenses (Note 9)	11	14
Other accounts receivable	9	5

	1,326	1,262

Noncurrent assets
Long-term receivables
Marketable securities (Note 5)	1	1
Taxes and charges recoverable (Note 8)	147	137
Judicial deposits (Note 10)	9	9
Prepaid expenses (Note 9)	4	4
Loans to third parties	1	2
Claims receivable and other	2	2

	164	155

Permanent assets
Investments (Note 11)	7	10
Property, plant and equipment (Note 12)	994	1,030
Deferred charges (Note 13)	10	10

	1,011	1,050

	1,175	1,205

Total assets	2,501	2,467

Liabilities and stockholders’ equity
Current liabilities
Suppliers (Note 14)	275	354
Loans and financing (Note 15)	87	50
Export drafts - to be invoiced (Note 16)	85	39
Taxes and charges payable (Note 17)	33	45
Social and labor contributions and charges	42	45
Proposed dividends		185
Interest on own capital	1	17
Income tax and social contribution (Note 18)	105	44
Swaps and options payable (Note 6)	43	23
Advances from customers	7	5
Profit sharing and other	17	34

	695	841

Noncurrent liabilities
Long-term liabilities
Loans and financing (Note 15)	99	107
Export drafts - to be invoiced (Note 16)	133	139
Income tax and social contribution (Note 18)	37	37
Provision for contingencies (Note 24)	36	34
Actuarial liability - PETROS (Note 25)	8	9

	313	326

Stockholders’ equity (Note 19)
Capital	910	850
Capital reserve	238	296
Revaluation reserve	68	75
Revenue reserve	79	79
Retained earnings	198

	1,493	1,300

Total liabilities and stockholders’ equity	2,501	2,467

The accompanying notes are an integral part of these financial statements.

COPESUL - Companhia Petroquímica do Sul and subsidiaries

Unaudited Interim Consolidated Statements of Operations

In millions of reais, except when otherwise indicated

	Quarter ended 3/31/2007	Quarter ended 3/31/2006
Gross sales
Sale of petrochemical products and utilities
Local market	1,939	1,703
Foreign market	229	157

	2,168	1,860
Taxes, contributions and freight on sales
ICMS	(228)	(233)
PIS, COFINS, CIDE and ISS	(194)	(186)
Freight	(19)	(14)

	(441)	(433)

Net sales and services	1,727	1,427
Cost of products, utilities and services	(1,397)	(1,176)

Gross profit	330	251

Operating (expenses) income
Selling	(18)	(8)
General and administrative	(13)	(11)
Management fees	(1)	(1)
Depreciation and amortization	(3)	(3)
Other operating income (expenses), net (Note 21)	(1)	10

	(36)	(13)

Operating profit before financial result	294	238

Financial result (Note 20)
Financial expenses	(154)	(51)
Financial income	159	49

	5	(2)

Operating profit	299	236

Non-operating result
Non operating income		1
Non-operating expenses	(3)	(6)

	(3)	(5)

Income before income tax and social contribution	296	231

Provision for income tax and social contribution (Note 18)	(102)	(78)
Deferred income tax and social contribution (Note 18)	5	1

Net income of the period before profit sharing	199	154

Profit sharing	(6)	(5)

Net income of the period	193	149

Outstanding shares at the end of the period (in thousands)	150,217	150,217

Net income per share (in R$)	1.28	0.99

The accompanying notes are an integral part of these financial statements.

COPESUL - Companhia Petroquímica do Sul and subsidiaries

Unaudited Interim Statement of Changes in Stockholders’ Equity

In millions of reais, except per share amounts

	Capital	Capital reserve Fiscal incentives	Revaluation reserve	Revenue reserve Legal	Retained earnings	Total
At December 31, 2005	750	341	108	48		1,247
Prior year adjustment					38	38
Capitalization of capital reserve - FUNDOPEM	100	(100)
Fiscal incentives
FUNDOPEM		18				18
Program for Technological and Industrial Development - PDTI		8				8
Realization of revaluation reserve
Revaluation - 1983			(1)		1
Revaluation - 1989			(7)		7
Income tax and social contribution on realized revaluation reserve					(2)	(2)
Net income for the period					149	149

At March 31, 2006	850	267	100	48	193	1,458

At December 31, 2006	850	296	75	79		1,300
Capitalization of capital reserve - FUNDOPEM	60	(60)
Fiscal incentives - PDI - Technological Research and Industrial Development		2				2
Realization of revaluation reserve
Revaluation - 1989			(7)		7
Income tax and social contribution on realized revaluation reserve					(2)	(2)
Net income for the period					193	193

At March 31, 2007	910	238	68	79	198	1,493

The accompanying notes are an integral part of these financial statements.

COPESUL - Companhia Petroquímica do Sul and subsidiaries

Consolidated Statements of Changes in Financial Position

In millions of reais

	Quarter ended 3/31/2007	Quarter ended 3/31/2006
	Unaudited	Unaudited
Financial resources were provided by
Operations
Net income for the period	193	149
Expenses (income) not affecting working capital
Depreciation	57	57
Amortization	1
Provision for administrative, civil and labor contingencies	1	(1)
Monetary and exchange variations of long -term liabilities
Long-term liabilities	(6)	(6)
Long-term receivables		(2)
Disposals of property, plant and equipment	3	2
Income tax and social contribution
Long-term receivables	(2)	(18)
Realization of revaluation reserve	(2)	(2)

	245	179

Third parties
Decrease in long-term receivables
Marketable securities		18
Related parties	(6)	1
Prepaid expenses	1	2
Increase in long-term liabilities
Financial institutions		2
Fiscal incentives of FUNDOPEM and Program for Technological and
Industrial Development - PDTI	2	25

	(3)	48

Other
Effect on working capital from the change in the accounting procedure adjustments		(22)

		(22)

Total funds provided	242	205

Financial resources were used for
Long-term receivables
Taxes and charges recoverable	2	3
Loans to third parties and other		1
Permanent assets
Property, plant and equipment	22	15
Transfer from long-term to current liabilities
Financial institutions	8	5

Total funds used	32	24

Increase in working capital	210	181

Current assets
At the end of the period	1,326	971
At the beginning of the period	1,262	908

	64	63

Current liabilities
At the end of the period	695	577
At the beginning of the period	841	695

	(146)	(118)

Increase in working capital	210	181

COPESUL - Companhia Petroquímica do Sul and subsidiaries

Unaudited Interim Consolidated Statements of Cash Flows

In millions of reais

	Quarter ended 3/31/2007	Quarter ended 3/31/2006
Net income of the period	193	149
Expenses (income) not affecting cash
Depreciation	57	57
Amortization	1
Provision for administrative, civil and labor contingencies	1	(1)
Monetary and exchange variations		(2)
Interest and monetary variations on current assets
Interest	1	(6)
Monetary and exchange variations	(10)	(13)
Disposals of property, plant and equipment and other	3
Swap difference receivable, net	(23)	(8)
Swap and options difference payable, net	21	(3)
Deferred income tax and social contribution	(5)	(1)
Trade accounts receivable	(72)	18
Trade notes linked to the FIDC		3
Inventories	29	38
Other accounts receivable - current and long-term	(3)	(86)
Suppliers	(79)	4
Other accounts payable - current and long-term	28	33
Fiscal incentives - FUNDOPEM and PDTI	2	25

Net cash provided by operating activities	144	207

Marketable securities in current and long-term investments
Investments	(36)	(26)
Redemptions	32	8
Loans to third-parties -Receipts	1	2
Additions to property, plant and equipment	(21)	(15)

Net cash used in investing activities	(24)	(31)

Loans, financing and export drafts
Issuances	321	241
Repayments	(169)	(278)
Interest on own capital	(17)	(21)
Dividends paid	(184)	(68)

Net cash used in financing activities	(49)	(126)

Net change in cash and cash equivalents	71	50

Initial cash and cash equivalents balance	201	113
Final cash and cash equivalents balance	272	163

Net change in cash and cash equivalents	71	50

The accompanying notes are an integral part of these financial statements.

COPESUL - Companhia Petroquímica do Sul and subsidiaries

Notes to the consolidated financial statements

at March 31, 2007 and 2006 (Unaudited) and December 31, 2006

In millions of reais, except when otherwise indicated

1	Operations

The Company, headquartered in Triunfo, Rio Grande do Sul, is a closely-held corporation and its main objectives are (a) manufacture, sale, import and export of chemical and petrochemical products and fuel; b) production and distribution of goods, as well as rendering services to companies of the Southern Petrochemical Complex and management of the logistic services pertinent to its waterway and terrestrial terminals; c) participation in other companies as quotaholder or stockholder.

The main suppliers of raw materials in the local market are PETROBRAS - Petróleo Brasileiro S.A. and Refinaria Alberto Pasqualini - REFAP S.A. and overseas, the companies Sonatrach SPA and Repsol YPF S.A.

The Company’s main customers are located in the Petrochemical Complex in Triunfo, Rio Grande do Sul. Additionally, the Company’s sales of hydrocarbon solvents and fuels are made both in the domestic and international markets, and the latter being mainly to Mercosur (Southern Common Market) and the United States.

2	Presentation of the financial statements

The financial statements for the three-months ended March 31, 2007 for legal and regulatory purposes were approved by the Company’s Board of Directors on April 24, 2007 (the financial statements for the year ended December 31, 2006 were approved on January 30, 2007).

The consolidated financial statements were prepared and are being presented in accordance with accounting practices adopted in Brazil, based on the provisions included in Brazilian Corporate Law as well as the Brazilian Securities Commission (CVM) standards and procedures. The financial statements presented here do not include the parent company’s stand-alone financial statements and are not intended for statutory purposes.

The preparation of financial statements requires the use of estimates to account for certain assets and liabilities and other transactions. Therefore, the Company’s financial statements include estimates referring to the selection of useful lives of fixed assets, provisions for contingent liabilities and determination of income tax liabilities. Actual results may differ from such estimates.

COPESUL - Companhia Petroquímica do Sul and subsidiaries

Notes to the consolidated financial statements

at March 31, 2007 and 2006 (Unaudited) and December 31, 2006

In millions of reais, except when otherwise indicated

3	Significant accounting practices

The accounting practices adopted in the presenting consolidated financial statements as of March 31, 2007 are consistent with those disclosed in the audited financial statements as of December 31, 2006.

(a)	Consolidated financial statements

These consolidated financial statements include the wholly-owned subsidiaries Copesul International Trading, Inc., CCI - Comercial Importadora S.A., and Fundo de Investimento Financeiro Multimercado Copesul, a mutual fund whose quotas are wholly-owned by the Company. In the consolidation process, intercompany balances, income, expenses, and unrealized profits arising from intercompany transactions were eliminated, as well as investments in subsidiaries.

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

COPESUL - Companhia Petroquímica do Sul and subsidiaries

Notes to the consolidated financial statements

at March 31, 2007 and 2006 (Unaudited) and December 31, 2006

In millions of reais, except when otherwise indicated

(f)	Property, plant and equipment

Property, plant and equipment are stated at cost, plus revaluation, less accumulated depreciation combined with the following aspects:

•	Capitalization of the financial charges incurred during the construction period of property, plant, and equipment.

•

Depreciation of property, plant and equipment, calculated on the straight-line basis in accordance with the estimated useful lives of assets, supported by an independent appraisal report, using the rates mentioned in Note 12.

•	Revaluations of property, plant and equipment made in 1983 and 1989 based on appraisals carried out by independent appraisers.

(g)	Deferred charges

Deferred charges include pre-operating expenses related to expansion, projects for new products, development of systems, and organizational restructuring expenditures, amortized at the rate of 20% per annum (p.a.), Note 13.

(h)	Rights and obligations

Rights are stated at cost or realization value, including, when applicable, earnings and monetary restatements and exchange rate variations. Liabilities are recognized at their known or estimated values, including corresponding charges, monetary restatements and exchange rate variations when applicable.

(i)	Income tax and social contribution

Provision for income tax is recorded with the inclusion of the portion of fiscal incentives. Deferred taxes were recognized considering current rates for income tax and social contribution on tax losses and temporary differences, to the extent that realization is considered probable, as shown in Note 18.

(j)	Determination of results of operations

Income and expenses are determined on the accrual basis.

COPESUL - Companhia Petroquímica do Sul and subsidiaries

Notes to the consolidated financial statements

at March 31, 2007 and 2006 (Unaudited) and December 31, 2006

In millions of reais, except when otherwise indicated

(k)	Reclassifications in the statement of operations

In order to be consistent with the presentation criteria followed by the Braskem group, in the preparation of this financial statements, the Company made certain changes in the classification criteria used in prior periods, which for comparative purposes were also made to the financial information for the year ended December 31, 2006 and for the three-months ended March 31, 2006 presented herewith. The reclassifications were as follows:

i.	Sale of services and resale of goods were distributed between domestic and foreign market;

ii.	Freight expenses are currently presented as deductions from gross revenues while previously were considered selling expenses;

iii.	Depreciation and amortization are separately disclosed which before were included as selling expenses and general and administrative expenses, as appropriate; and

iv.	Deferred income tax and social contribution are separately presented. In prior periods were presented together with current income tax expense under provisions for income tax and social contribution.

Below is a summary of the effects:

	3/31/2007 (Unaudited)
	Previous criterion	Reclassifications	Current criterion
Domestic market	1,735	204	1,939
Sale of services and resale of goods	204	(204)

	1,939		1,939

Taxes, contributions, and freight on sales	(421)	(19)	(440)
Selling	(40)	21	(19)
General and administrative	(14)	1	(13)
Depreciation and amortization		(3)	(3)
Management and employees profit sharing	(6)	6
Provision for income tax and social contribution	(97)	(5)	(102)
Deferred income tax and social contribution		5	5

	(572)		(572)

COPESUL - Companhia Petroquímica do Sul and subsidiaries

Notes to the consolidated financial statements

at March 31, 2007 and 2006 (Unaudited) and December 31, 2006

In millions of reais, except when otherwise indicated

	3/31/2006 (Unaudited)
	Previous criterion	Reclassifications	Current criterion
Domestic market	1,691	12	1,703
Sale of services and resale of goods	12	(12)

	1,703		1,703

Taxes, contributions, and freight on sales	(419)	(14)	(433)
Selling	(25)	17	(8)
General and administrative	(12)	1	(11)
Depreciation and amortization		(3)	(3)
Management and employees profit sharing	(5)	5
Provision for income tax and social contribution	(76)	(2)	(78)
Deferred income tax and social contribution		1	1

	(532)		(532)

(l)	Statement of cash flows

The consolidated statement of cash flows is prepared in accordance with the Accounting Standards and Procedures - NPC no. 20 of IBRACON (Institute of Independent Auditors of Brazil).

4	Cash and cash equivalents

The investments included in this account have a term of no longer than 90 days.

	3/31/2007	12/31/2006
	Unaudited
Cash and banks	1	7
Investments in Fundo Investimento Financeiro Multimercado Copesul:
Bank Deposit Certificates - CDB	43	88
Financial Treasury Bills - LFT	14	13
National Treasury Bills	1	1
Investment Funds	13	12
Simple debentures and other	110	43
Interest bearing account	8
Overnight and term deposits	82	37

	272	201

COPESUL - Companhia Petroquímica do Sul and subsidiaries

Notes to the consolidated financial statements

at March 31, 2007 and 2006 (Unaudited) and December 31, 2006

In millions of reais, except when otherwise indicated

5	Marketable Securities

	3/31/2007	12/31/2006
	Unaudited
Term deposit	42	39

Total	42	39
Current assets	41	38

Long-term receivables	1	1

COPESUL - Companhia Petroquímica do Sul and subsidiaries

Notes to the consolidated financial statements

at March 31, 2007 and 2006 (Unaudited) and December 31, 2006

In millions of reais, except when otherwise indicated

6	Swap receivables and payables

The Company entered into transactions involving US dollar options, called ‘Box Options’ as shown and commented below with the sole purpose of investing cash at a more attractive rate. Besides that, it also contracted Swap operations aiming to obtain maximization of the profitability earned by ‘Fundo de Investimento Financeiro Multimercado Copesul’, which is managed by COPESUL and whose custodian and manager is Banco Santander Brasil S.A.

On March 31, 2007 and December 31, 2006, the assets and liabilities of ‘Fundo de Investimento Financeiro Multimercado Copesul’ were distributed among the various accounts of the balance sheet in accordance with the nature of the respective accounts in compliance with Instruction CVM 408/2004.

(a)	Amounts receivable

	3/31/2007	12/31/2006
	Unaudited
Swap receivables	7	27
Options - Fixed income Box Operations	80	37

	87	64

(b)	Amounts payable

	3/31/2007	12/31/2006
	Unaudited
Swap payable	4	23
Options payable	39

	43	23

Box options are combined operations that involve purchase and sale of options in US dollars for the same maturity at a certain price, so that, regardless of the future US dollar rate, the Company previously knows the net result of those operations. It is similar, therefore, to fixed income operations. The value paid for the options, called a premium, refers to the amount invested by the Company and the sum redeemed will be the premium plus the earned pre-fixed return. In parallel to the contracting of purchase and sale operations of options, the Company uses Swaps with the purpose of exchanging the fixed income yield for the variance of Interbank Deposit Certificates - CDI.

COPESUL - Companhia Petroquímica do Sul and subsidiaries

Notes to the consolidated financial statements

at March 31, 2007 and 2006 (Unaudited) and December 31, 2006

In millions of reais, except when otherwise indicated

7	Inventories

Inventories are represented as follows:

	3/31/2007	12/31/2006
	Unaudited
Raw materials	367	379
Finished products	89	99
Resupply and other materials	73	73
Chemical and intermediate products	12	20

	541	571

8	Taxes and charges recoverable

This account is represented as follows:

	Current		Long-term
	3/31/2007	12/31/2006	3/31/2007	12/31/2006
	Unaudited		Unaudited
Deferred taxes
Deferred income tax on temporary additions (a)	4	2	12	11
Deferred social contribution on temporary additions (a)	2		4	4

	6	2	16	15
Other taxes and charges recoverable
Prepaid IRPJ	32
Prepaid CSLL	17
Withholding tax	1
CSLL recoverable		12
Tax on Net Income (ILL) (b)			54	54
ADIR - Additional State Income Tax (c)			27	28
ICMS on acquisition of property, plant and equipment (d)	9	8	10	10
PASEP recoverable (e)		15	33	23
COFINS recoverable		3
COFINS on acquisition of property, plant and equipment (f)	2	2	2	2
Prepaid ICMS (g)	43	72
ICMS recoverable	3	1
IPI recoverable (h)			5	5

	107	113	131	122

	113	115	147	137

COPESUL - Companhia Petroquímica do Sul and subsidiaries

Notes to the consolidated financial statements

at March 31, 2007 and 2006 (Unaudited) and December 31, 2006

In millions of reais, except when otherwise indicated

(a)	The Company recorded deferred assets on the loss of its subsidiary Copesul International Trading, Inc. - CITI in view of the loss in March 2007, which were offset with profits during this year. The Company also recorded deferred tax assets on temporary differences in current assets and long-term receivables in accordance with the expectation of their realization. The credits totaled R$22 (R$17 on December 31, 2006) and are expected to be realized as follows:

	%
Year	3/31/2007	12/31/2006
	Unaudited
2007	27.76	12.90
2008	*	*
2009 and after	72.24	87.10

	100.00	100.00

(b)	This refers to the tax credit of Tax on Net Income - ILL paid from 1989 to 1991 and was recognized in accounting terms in the assets of December 2002 as this tax was considered unconstitutional according to Resolution of the Federal Senate No. 82 of November 18, 1996 and republished on November 22, 1996. The Company is seeking administratively the right of compensation of this credit with other taxes.

(c)	On March 31, 2007, the Company had recorded a receivable of R$27 (R$28 on December 31, 2006) relating to Additional State Income Tax (ADIR), for which the Company was awarded a final favorable judgment, and a security to cover court-ordered debts was issued. This security should be received at its original amount, in cash, plus legal interest, in successive and equal annual installments over a maximum ten-year period, from 2001. Up to March 31, 2007, no installment had been settled on its maturity, but they may be offset in future years against State taxes, as determined by Article 2 of Constitutional Amendment 30 of September 13, 2000. As a means of precaution, the Company filed an appeal in order to avoid the first installment becoming time-barred as well as to offset the ICMS tax credit with ICMS payable generated in its operations.

COPESUL - Companhia Petroquímica do Sul and subsidiaries

Notes to the consolidated financial statements

at March 31, 2007 and 2006 (Unaudited) and December 31, 2006

In millions of reais, except when otherwise indicated

(d)	As from August 2000, the Company started recording the ICMS credits paid on acquisitions of property, plant and equipment, as determined by Complementary Law 102 dated July 11, 2000. The credits to be offset are as follows:

Year	3/31/2007	12/31/2006
	Unaudited
2007	7	8
2008	7	7
2009	3	3
2010	2	*

	19	18
Current assets	9	8

Long-term receivables	10	10

(e)	During 2006 the Company recognized a PASEP judicial tax credit in the amount of R$45, seeking the right to carry out the payments in accordance with Complementary Law 8/70, using as a calculation basis the revenue of the sixth month prior to the occurrence of the taxable event, in light of Resolution No. 49/95 of the Federal Senate in a final decision. This credit was recognized in the income statement for the year 2006 in the accounts of other net operating income in the amount of R$14 and financial income of R$30.

The changes in this credit are shown below:

	3/31/2007	12/31/2006
	Unaudited
Beginning balance	38
PASEP credit with final favorable judgment		45
Amount of credit compensated with PIS	(5)	(7)

PASEP balance	33	38

Currently the Company has the right to make the offset of the PASEP credit with PIS and under orientation of its legal advisors filed a judicial claim for the right to offset it with other federal taxes.

(f)	The Company recognizes PIS and COFINS recoverable credits on the acquisitions of property, plant and equipment, which will be realized in 24 and 48 months depending on the asset acquired as permitted by Law 10865/04 and Decree 5222/04.

COPESUL - Companhia Petroquímica do Sul and subsidiaries

Notes to the consolidated financial statements

at March 31, 2007 and 2006 (Unaudited) and December 31, 2006

In millions of reais, except when otherwise indicated

(g)	During the year 2006, the Company advanced the amounts related to ICMS on future sales in the amount of R$72. The offset of the prepaid ICMS is being done in 10 monthly and consecutive payments, with charges adjusted by the ‘Unidade Padrão Fiscal do RS’-UPF (Standard Fiscal Unit of RS), having begun in January 2007. The prepayment amount not yet offset on March 31, 2007 totals R$43.

(h)	The Company recognizes an IPI credit on the acquisitions of raw materials used in the production process, despite these products being defined as “zero rate”. In order to use these credits, every quarter they are offset with federal taxes in accordance with Decree 4544/2002 and paragraph 4, article 16 of the Regulatory Instruction No. 460/2004 of the Brazilian Revenue Secretariat. The long-term balance refers to the IPI Credit Premium that was judicially recognized and will be realized by the end of 2008.

9	Prepaid Expenses

Prepaid expenses comprise payments made in advance, relating to benefits or services to be received by the Company in future years.

Realization will not be in cash, but by appropriation to the results of operations, as follows:

	Realization terms	3/31/2007	12/31/2006
		Unaudited
Insurance	Up to Nov/2007 (Dec/06 to Nov/2007)	7	10
Chemical products (catalysts)	Up to Sep/2018 (Dec/06 to Sep/2018)	8	8

Total		15	18
Current assets		11	14

Long-term receivables		4	4

The long-term portion refers to chemical products (catalysts) which are used as agents that promote a chemical reaction in the production of basic petrochemicals. Their average useful life and amortization period is 6 years.

COPESUL - Companhia Petroquímica do Sul and subsidiaries

Notes to the consolidated financial statements

at March 31, 2007 and 2006 (Unaudited) and December 31, 2006

In millions of reais, except when otherwise indicated

10	Judicial deposits

	3/31/2007	12/31/2006
	Unaudited
Tax claims:
Income tax	2	2
CIDE on technical assistance services	4	4
IRRF on technical assistance services	1	1

	7	7
Labor claims	2	2

	9	9

The Company has made judicial deposits and has recorded a provision for contingencies relating to income taxes and CIDE in connection with lawsuits, as described in Note 24 (a).

11	Investments

(a)	Information on investments:

	3/31/2007	12/31/2006
	Unaudited
Other Investments	7	10

	7	10

COPESUL - Companhia Petroquímica do Sul and subsidiaries

Notes to the consolidated financial statements

at March 31, 2007 and 2006 (Unaudited) and December 31, 2006

In millions of reais, except when otherwise indicated

(b)	Information on subsidiaries

Copesul International Trading, Inc. - CITI has the function of performing “Trading Company” operations and prepares its financial statements in Brazilian Real.

	Parent company
Copesul International Trading, Inc. - CITI	3/31/2007	12/31/2006
	Unaudited
Capital	99	99
Stockholders’ equity	97	116
Holding percentage - total and voting capital	100%	100%
Number of shares	98,529,157	98,529,157

	3/31/2007	3/31/2006
	Unaudited	Unaudited
Income (loss) in the period/year	(5)	17

12	Property, plant and equipment

		3/31/2007 Unaudited			12/31/2006
	Annual depreciation rates % (*)	Revalued and restated cost	Accumulated depreciation	Net	Net
Equipment and installations
Operations	10	2,010	(1,503)	507	535
Utilities	10	911	(840)	71	79
Storage and transfers	10	434	(341)	93	98
Maintenance Stoppage - CVM Del. No. 489/05 (**)	21	92	(39)	53	57
Other (***)	15	89	(70)	19	20
Buildings and construction	4	56	(23)	33	33
Improvements	4	22	(11)	11	10
Land		38		38	38
Construction in progress		150		150	141
Maintenance Stoppage in Progress - CVM Del. No. 489/05		19		19	19

		3,821	(2,827)	994	1,030

(*)	weighted-average rate that reflects the depreciation expense (Note 3 (f)).

(**)	supported by appraisal reports issued by specialized companies.

(***)	information technology equipment, furniture and fixtures, among others are included in this account.

COPESUL - Companhia Petroquímica do Sul and subsidiaries

Notes to the consolidated financial statements

at March 31, 2007 and 2006 (Unaudited) and December 31, 2006

In millions of reais, except when otherwise indicated

Certain items of fixed assets were given as guarantee for financing operations, as shown in Note 15 (d).

(a)	Revaluations

Revaluations of property, plant and equipment made in 1983 and 1989, based on appraisal reports issued by specialized companies, produced the following effects on the balance sheet:

	3/31/2007 (Unaudited)		12/31/2006
	Revaluation	Accumulated realization	Net	Net
Equipment and installations	1,339	(1,317)	22	28
Buildings and construction	17	(7)	10	11
Improvements	7	(3)	4	4
Land	32		32	32

Total	1,395	(1,327)	68	75

Revaluation reserve			68	75

Realizations of the revaluation reserve occur through depreciation and disposals of the revalued assets each year. The amounts realized are transferred directly to retained earnings, on which the effects of income tax and social contribution are also considered at the current rates.

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

COPESUL - Companhia Petroquímica do Sul and subsidiaries

Notes to the consolidated financial statements

at March 31, 2007 and 2006 (Unaudited) and December 31, 2006

In millions of reais, except when otherwise indicated

Statement of the calculation used to estimate future income tax and social contribution on the revaluation reserve:

	3/31/2007	12/31/2006
	Unaudited
Income tax:
Balance of revaluation reserve	68	75
Revaluation reserve on land	(31)	(31)

Income tax calculation basis	37	44
Income tax (rate - 25%)	(9)	(11)
Social contribution:
Income tax calculation basis	37	44
Difference regarding IPC/BTNF on revaluation reserve balance	(18)	(22)

Social contribution calculation basis	19	22
Social contribution (rate - 9%)	(2)	(2)

Income tax and social contribution	(11)	(13)

During this quarter, the portion of R$7 (R$33 during year 2006) was transferred to retained earnings upon realization of the revaluation reserve, as shown in the changes in shareholders’ equity. The tax effect on the realization was R$2 (R$10 during year 2006).

(b)	Acquisitions of property, plant and equipment

COPESUL invested the amount of R$21 in the first quarter 2007. The main investments are R$4 - operational reliability, technological updating, and profitability increase projects to be implemented during the PGM that is forecasted to take place in 2008; R$5 - industrial automation programs; R$6 - replacement of coils and technological updating of the furnaces and R$4 - conversion of the MTBE unit to ETBE. The remaining balance of R$2 refers to various investment projects. In the year 2006 COPESUL invested the amount of R$126. The main investments are R$38 - direct investments to make feasible the General Maintenance Stoppage (PGM); R$19 - operational reliability, technological updating, and profitability increase projects to be implemented during the PGM that is forecasted to take place in 2008; R$19 - industrial automation programs; R$10 - replacement of coils and technological updating of the furnaces; R$5 - building of Butadiene Unit, and R$7 - conversion of the MTBE unit to ETBE. The remaining balance of R$28 refers to various investment projects.

COPESUL - Companhia Petroquímica do Sul and subsidiaries

Notes to the consolidated financial statements

at March 31, 2007 and 2006 (Unaudited) and December 31, 2006

In millions of reais, except when otherwise indicated

13	Deferred charges

Deferred charges comprise:

	Annual amortization	3/31/2007 Unaudited			12/31/2006
	rates % (p.a.)	Restated cost	Accumulated amortization	Net	Net
Development programs	20	63	(53)	10	10

		63	(53)	10	10

14	Suppliers

	3/31/2007	12/31/2006
	Unaudited
Local	51	94
Foreign	224	260

	275	354

COPESUL - Companhia Petroquímica do Sul and subsidiaries

Notes to the consolidated financial statements

at March 31, 2007 and 2006 (Unaudited) and December 31, 2006

In millions of reais, except when otherwise indicated

15	Loans and financing

(a)	Liabilities for loans and financing are as follows:

	Index	Annual charges (%)*	3/31/2007	12/31/2006
			Unaudited
Foreign currency
Financing (investments) - US$2 million	Currency basket and US$	9.04	4	4
Financing and loans (US$25 million)	Currency Basket	10.11	51	7

			55	11

Local currency
Loans and financing	TJLP	11.53	37	40
Hot money, NCE and BACEN Resolution 2770	CDI	12.95	13	23
Financing (Investments)	TJLP	9.64	81	83

			131	146

			186	157
Current liabilities			87	50

Long-term liabilities			99	107

*	weighted-average rate that reflects the charges on loans.

NCE - Export Credit Note

CDI - Interbank Deposit Certificate

TJLP - Long-Term Interest Rate

BACEN - Brazilian Central Bank

(b)	The changes in loans and financing were as follows:

	Short-term	Long-term	Total
At December 31, 2005	288	84	372
Additions	604	47	651
Interest	28		28
Transfer to short-term	24	(24)
Linked	(893)		(893)
Monetary and exchange variations	(1)		(1)

At December 31, 2006	50	107	157
Additions	116		116
Interest	4		4
Transfer to short-term	8	(8)
Linked	(90)		(90)
Monetary and exchange variations	(1)		(1)

At March 31, 2007 (Unaudited)	87	99	186

COPESUL - Companhia Petroquímica do Sul and subsidiaries

Notes to the consolidated financial statements

at March 31, 2007 and 2006 (Unaudited) and December 31, 2006

In millions of reais, except when otherwise indicated

During the third quarter of 2006, the Company entered into a credit line agreement with BNDES - Banco Nacional de Desenvolvimento Econômico e Social in the amount of R$338 for future investment in order to improve its manufacturing facilities. By March 31, 2007 the Company had used R$43 of this credit line.

(c)	Long-term financing falls due as follows:

Year	3/31/2007	12/31/2006
	Unaudited
2008	25	33
2009	30	30
2010	23	22
2011	13	14
2012	8	8

	99	107

(d)	Guarantees

The foreign currency financing are guaranteed in part by the mortgage of plant 2 and by letter of guarantee.

Local currency financing via FINEM and FINAME programs is guaranteed by Plant 2 and by the financed machinery and equipment, respectively.

The financing contracted with the Banco Nacional de Desenvolvimento Econômico e Social - BNDES, on September 9, 2005, amounting to R$50, for the installation of a pyrolysis furnace, has as a fiduciary guarantee a letter of guarantee issued by the Banco Regional de Desenvolvimento do Extremo Sul - BRDE. For the rest of the investment financing, the Company placed plant 2 as guarantee.

The Company is the guarantor of working capital loans of its subsidiary amounting to R$45 through the issuing of promissory notes.

The NCE operations in the amount of R$3 (R$23 at December 31, 2006) are guaranteed by COPESUL itself in the same NCE contracted document.

COPESUL - Companhia Petroquímica do Sul and subsidiaries

Notes to the consolidated financial statements

at March 31, 2007 and 2006 (Unaudited) and December 31, 2006

In millions of reais, except when otherwise indicated

The Company has given secondary guarantees to financial institutions in relation to “vendor” transactions for Braskem S.A. and the amount of the principal is R$585 (R$613 at December 31, 2006). Losses are not expected for the Company as a result of these obligations.

Additionally, in March 2007, the Company placed R$1 (R$1 at December 31, 2006) as a guarantee of energy purchase operations (National Operator of the Electric System - ONS), recorded in long-term marketable securities.

16	Export drafts

The changes in advances contracted with financial institutions relating to exports to be invoiced are as follows:

	Billed	To be invoiced
	Current assets	Current liabilities	Long-term liabilities	Total
At December 31, 2005	18	1	91	110
Additions		531	138	669
Interest		13		13
Transfer to short-term		35	(35)
New export receivables	527	(527)
Amortization	(545)	(12)	(49)	(606)
Monetary and exchange variations	1	(2)	(6)	(7)

At December 31, 2006	1	39	139	179
Additions		205		205
Interest		3		3
New export receivables	159	(159)
Amortization	(84)	(2)		(86)
Monetary and exchange variations	(1)	(1)	(6)	(8)

At March 31, 2007 (Unaudited)	75	85	133	293

Export drafts to be invoiced bear exchange variation plus average interest of 7.55% p.a. (7.11% p.a. in 2006), which are recorded in the statement of income as financial expenses.

COPESUL - Companhia Petroquímica do Sul and subsidiaries

Notes to the consolidated financial statements

at March 31, 2007 and 2006 (Unaudited) and December 31, 2006

In millions of reais, except when otherwise indicated

Long-term export drafts falls due as follows:

Year	3/31/2007	12/31/2006
	Unaudited
2009	72	75
2010	61	64

	133	139

17	Taxes and charges payable

	3/31/2007	12/31/2006
	Unaudited
ICMS payable	18	22
ICMS - tax replacement	3	3
CIDE on fuels payable	11	16
IRRF on interest on own capital payable		3
Other retentions payable	1	1

	33	45

COPESUL - Companhia Petroquímica do Sul and subsidiaries

Notes to the consolidated financial statements

at March 31, 2007 and 2006 (Unaudited) and December 31, 2006

In millions of reais, except when otherwise indicated

18	Income tax and social contribution

(a)	Composition of deferred income tax and social contribution

	3/31/2007 Unaudited		12/31/2006
	Income tax	Social contribution	Income tax	Social contribution
Calculation basis for deferred income tax and social contribution
Provision for administrative, civil and labor contingencies	30	30	29	29
Provision for fiscal contingencies - IR and CIDE on services abroad	5	5	5	5
Provision for contingencies - pension plan	9	9	9	9
Exchange variation - deferred	(25)	(25)	(26)	(26)
Provision for employee profit-sharing	5	5
Other provisions	10	9	8	8
Copesul International Trading tax loss	5	5
Accelerated depreciation Law 11.051/05		(18)		(15)
Accelerated depreciation incentive	(4)	*	(4)

Deferred taxes calculation basis	35	20	21	10
Deferred income tax (25%)	9		5
Deferred social contribution (9%)		2		1

Deferred total taxes	9	2	5	1
Assets
Short-term	4	2	2
Long-term	12	4	11	4

	16	6	13	4
Liabilities
Long-term	(7)	(4)	(8)	(3)

	(7)	(4)	(8)	(3)

	9	2	5	1

	3/31/2007 Unaudited		12/31/2006
	Income tax	Social contribution	Income tax	Social contribution
Changes in the deferred taxes in the result	4	1	(2)	(2)

COPESUL - Companhia Petroquímica do Sul and subsidiaries

Notes to the consolidated financial statements

at March 31, 2007 and 2006 (Unaudited) and December 31, 2006

In millions of reais, except when otherwise indicated

The deferred income tax and social contribution assets and liabilities arose from temporary differences and are recognized in accounting terms taking into consideration the probable realization of these taxes based on forecasts of future results prepared and founded on internal assumptions and on future economic scenarios that can, however, undergo changes.

(b)	Estimated realization period

The values of the assets, net of the deferred tax liabilities, have the following expectations of realization:

Year	3/31/2007	12/31/2006
	Unaudited
2007	6	1
2010	(1)	(1)
2011	(4)	(4)
2015 and 2016	10	10

	11	6

Since the taxable basis of the income tax and social contribution arises from not only the profit that can be generated, but also the existence of non-taxable income, non-deductible expenses, fiscal incentives, and other variables, there is not an immediate correlation between the Company’s net income and the result of income tax and social contribution. Therefore, the expectation of using the tax credits should not be taken as the only indicator of the Company’s future results.

COPESUL - Companhia Petroquímica do Sul and subsidiaries

Notes to the consolidated financial statements

at March 31, 2007 and 2006 (Unaudited) and December 31, 2006

In millions of reais, except when otherwise indicated

(c)	Reconciliation of income tax and social contribution

	3/31/2007	03/31/2006
	Unaudited	Unaudited
Income before income tax and social contribution	296	231
Social contribution on net income (CSLL)
Social contribution (9%)	(27)	(21)
Permanent additions
Realization of revaluation reserve - difference in IPC/BTNF	(1)
Equity in losses of subsidiares		(1)
Other	(1)	(1)
Permanent exclusions
Equity in earnings of subsidiaries		1
CITI tax credit/loss	1
Other	1

Social contribution expense	(27)	(22)
Income tax (IR)
Income tax (25%)	(74)	(58)
Permanent additions
Equity in losses of subsidiaries	(1)	(2)
Other	(2)
Permanent exclusions
Equity in earnings of subsidiaries		2
CITI tax credit/loss	1
Fiscal incentives	1	1
Other		1

Income tax expense	(75)	(56)

Total income tax and social contribution in the income statement	(102)	(78)

During 2007 and 2006, the taxation basis was annual taxable income, with an election for payment by monthly estimate.

COPESUL - Companhia Petroquímica do Sul and subsidiaries

Notes to the consolidated financial statements

at March 31, 2007 and 2006 (Unaudited) and December 31, 2006

In millions of reais, except when otherwise indicated

(d)	Fiscal incentives

The Company exercised its rights to fiscal incentives of PDTI - Program for Technological and Industrial Development based on Law No. 9532/97, Decree No. 949/93 and on Ordinance No. 130/02 of the Ministry of Science and Technology (MCT) up to the year 2005. Beginning in 2006, the Company migrated to the incentives of PDI - Technological Research and Technological Innovation Development resulting from Law 11,196/05, Decree No. 5.798/06 and of MCT Ordinance No. 782/06 with income tax and social contribution incentive of R$1 in the present quarter. Fiscal incentives in child and adolescent fund, and operations of a cultural and artistic nature were also used during 2007 as well as the PAT - Program for the Worker’s Nutrition, reaching a total of R$2 (R$1 in the same period of 2006). These incentives were recorded directly as reductions of the IRPJ accounts in the statement of income.

19	Stockholders’ equity

(a)	Capital

The Company’s stockholder composition at March 31, 2007 and 2006 is shown below.

STOCKHOLDERS	Number of shares	(%)
Ipiranga Group (i)	44,255,077	29.46
Braskem Group / Odebrecht	44,255,077	29.46
Petrobras Química S.A. - PETROQUISA	23,482,008	15.63
Other	38,225,005	25.45

Total	150,217,167	100.00

On March 5, 2007, as approved at the Ordinary/Extraordinary General Meeting, the Company carried out a capital increase in the amount of R$ 60 by the capitalization of fiscal incentive reserves of FUNDOPEM, without changing the number of original shares.

COPESUL - Companhia Petroquímica do Sul and subsidiaries

Notes to the consolidated financial statements

at March 31, 2007 and 2006 (Unaudited) and December 31, 2006

In millions of reais, except when otherwise indicated

(i)	Relevant fact

Acquisition of the Ipiranga Group

A Relevant Fact was published in the press on March 19, 2007 that deals with the acquisition of the Ipiranga Group by Ultrapar Participações S.A. (Ultrapar) in the capacity of agent for the account and order of Braskem and Petrobras. Braskem and Petrobras will own the petrochemical assets represented by Ipiranga Química S.A., Ipiranga Petroquímica S.A. (IPQ) and by the latter’s interest in Copesul, in the proportion of 60% for Braskem and 40% for Petrobras.

On April 18, 2007, Braskem and Copesul announced by a Relevant Fact that Braskem, through its subsidiary EDSP58 Participações S.A. (“Offeror”), together with Unibanco - União de Bancos Brasileiros S.A., as intermediary institution (“Intermediary”), submitted a request for registering a public tender offer for the acquisition of Copesul shares (“Offer”) to delist it from the São Paulo Stock Exchange - BOVESPA (“BOVESPA”) as provided for in article 4, paragraph 4 of Law no. 6,404/76 and the CVM Instruction no. 361/02 and in compliance with the information already disclosed by the Relevant Fact published on March 19, 2007. The Offeror is a corporation with capital held by Braskem and by Petróleo Brasileiro S.A. - Petrobras, in the proportion of 60% and 40%, respectively.

The appraisal report on the above-mentioned Offer, issued by Calyon Corporate Finance Brasil - Consultoria Financeira Ltda., dated April 16, 2007, was sent on April 18 to the Brazilian Securities Commission - CVM (“CVM”) and is available for anyone interested at the São Paulo Stock Exchange - Bovespa, at Braskem’s headquarters, and at the Offeror, the Intermediary, at Copesul, as well as at CVM, and was also available beginning on that date, at the following electronic addresses: www.braskem.com.br, www.copesul.com.br, www.bovespa.com.br, and www.cvm.gov.br, as established by article 8, paragraph 5, of CVM Instruction no. 361/02.

COPESUL - Companhia Petroquímica do Sul and subsidiaries

Notes to the consolidated financial statements

at March 31, 2007 and 2006 (Unaudited) and December 31, 2006

In millions of reais, except when otherwise indicated

Tender Offer for shares of Copesul (“Offer”):

On October 5, 2007, Braskem and Copesul by means of a Relevant Fact, which has been copied below, informed the result of the Tender Offer for Copesul shares (“Offer”):

“Braskem S.A. (“Braskem”), for the account and through its controlled company EDSP58 Participações S.A. (“Offeror”) and Copesul - Companhia Petroquímica do Sul (“Copesul”), in compliance to the terms of CVM Instruction no. 358/02, inform that in the Tender Offer for the Acquisition of Common Shares Issued by Copesul (“Offer”) held on this date in the electronic trading system of the São Paulo Stock Exchange - Bovespa, the Offeror purchased 34,040,927 (thirty-four million, forty thousand, nine hundred and twenty seven) common shares of Copesul, which represent more than 2/3 (two-thirds) of the outstanding shares.

Since more than 2/3 (two-thirds) of the shares in circulation were purchased, after verifying compliance with the norms that apply to the Offer, the Brazilian Securities Commission (“CVM”) delisted Copesul on October 17, 2007.

During 3 (three months) from the offer date, the holders of Copesul shares may sell their shares to the Offeror for the same price as during the Offer, updated through the date of the actual payment, according to the notification of the Offer published on August 14, 2007.

Furthermore, considering that the remaining shares in circulation are less than 5% (five percent) of the total shares, Copesul’s Board of Directors will call a Stockholders’ General Meeting to discuss the purchase of these shares for the price of the Offer, according to paragraph 5 of article 4 of Law no. 6,404/76.

According to the terms of Ruling 361/02, Bovespa has 4 business days to send to CVM the final reports regarding the auction.”

(b)	Capital reserves

Capital reserves are made up as follows:

	3/31/2007	12/31/2006
	Unaudited
FUNDOPEM	223	284
Fiscal incentives - PDI - Technological Research and Technological Innovation Development	15	12

	238	296

COPESUL - Companhia Petroquímica do Sul and subsidiaries

Notes to the consolidated financial statements

at March 31, 2007 and 2006 (Unaudited) and December 31, 2006

In millions of reais, except when otherwise indicated

In September 1998, the Company started to set up a capital reserve based on the financial incentive of the Company Operation Fund (FUNDOPEM) - RS, according to Law 6427 of October 18, 1972 and amendments. The incentive was granted to the Company through Decree 38502, of May 11, 1998, and the benefit obtained is 50% of ICMS due for a maximum period of 8 years, beginning in September 1998 until August 2006. The amount accumulated since the beginning of the benefit, recorded as a capital reserve in stockholders’ equity was R$610, of which R$386 (R$326 at December 31, 2006) was used to increase capital, as approved at the General Meetings in 2007, 2006, 2004, 2003, 2001, and 2000.

Beginning in 2003, the Company obtained the benefit of fiscal incentives of PDTI - Fiscal incentives - PDI - Technological Research and Technological Innovation Development based on Law No. 9532/97 and No. 11196/05, Decrees No. 949/93 and 5798/06 and on Ordinance No. 130/02 and No. 783/06 of the Ministry of Science and Technology. There is a 60-month period in which these benefits must be used, beginning from March 2002 and terminating in February 2007. During this quarter, the Company recorded the benefit of this fiscal incentive in the amount of R$2 directly in the stockholders’ equity.

(c)	Revaluation reserve

The realization of the revaluation reserve, based on depreciation, write-offs or disposals of the corresponding revalued assets, is transferred to retained earnings, also considering the tax effects of the provisions constituted.

The tax charges levied on the revaluation reserve are recognized as this reserve is realized since they are previous to the publication of the CVM Deliberation No. 183/95. The tax charges levied on these reserves total R$11 (R$13 on December 31, 2006) as shown in Note 12(a).

(e)	Prior year adjustments

The adjustment can be summarized as shown below.

2006
Provision for programmed maintenance (i)	66
Taxes (ii)	(28)

Prior year adjustment - Total	38

COPESUL - Companhia Petroquímica do Sul and subsidiaries

Notes to the consolidated financial statements

at March 31, 2007 and 2006 (Unaudited) and December 31, 2006

In millions of reais, except when otherwise indicated

(i)	Up to December 31, 2005, the Provision for Programmed maintenance was set up considering the estimated costs of programmed maintenance, especially the general stoppage that occurs every six years. The stoppage of Plant 1 occurred in the first half of 2001 and the next one should be in 2008. The stoppage of Plant 2 took place in November 2005 and the next one is planned for November 2011. In accordance with the provisions contained in CVM Deliberation no. 489, dated October 3, 2005, that approved and made mandatory for listed companies the Accounting Pronouncement and Standard - NPC No. 22 (“Provisions, Liabilities and Contingent Assets and Liabilities”), issued by the Brazilian Institute of Independent Auditors - IBRACON which establishes that “…no provision is recognized for costs that need to be incurred to operate in the future. The only liabilities recognized in the balance sheet of an entity are those that exist at the balance sheet date.” Thus, the effects of the adoption of the procedures described above were recognized as a prior year adjustment due to a change in accounting practice, on January 1, 2006, charged directly to retained earnings. The effects of adopting this new accounting practice, net of the tax effects, are as follows:

2006
Reversal of the provision set up on December 31, 2005, net of the tax effects	45
Capitalization of the expenses incurred with previous stoppages in property, plant and equipment, net of the tax effects	41
Depreciation accumulated up to December 31, 2005 on the expenses incurred with previous stoppages in property, plant and equipment that were capitalized.	(20)

66

(ii)	On November 2001, COPESUL filed a Restitution Request of the Tax on Net Income - ILL with the Brazilian Revenue and Customs Secretariat seeking a compensation for the ILL paid from 1990 to 1992 as this tax has been considered unconstitutional according to the Federal Senate Resolution No. 82 of November 22, 1996. See Note 9.(a).

In December 2002, the Company recognized this credit because the legal advisors considered this a legal right. When originally recorded the credit the Company has not recognized the corresponding IRPJ and CSLL payable on the monetary correction of the credit. During 2006 the Company recognized the amount of R$28 as a tax payable. The monetary variations recorded in 2002 represents taxable income and during 2006 the Company recorded the corresponding tax payable against retained earnings as a correction of an error.

COPESUL - Companhia Petroquímica do Sul and subsidiaries

Notes to the consolidated financial statements

at March 31, 2007 and 2006 (Unaudited) and December 31, 2006

In millions of reais, except when otherwise indicated

20	Financial result

The Company’s financial result in the first quarter 2007, compared with 2006, is as follows:

	3/31/2007	3/31/2006
	Unaudited	Unaudited
Financial income
Earnings on financial investments	2	4
Revenue with derivatives of Fundo de Investimento Financeiro Multimercado Copesul	158	42
Monetary variations on assets	3	4
Exchange variations on assets	(6)	(4)
Interest on loans receivable	1	3
Other financial income	1

	159	49
Financial expenses
Interest and charges on loans and financing	(7)	(11)
Expense with derivatives of Fundo de Investimento Financeiro Multimercado Copesul	(151)	(34)
Monetary variations on liabilities		(1)
Exchange variations on liabilities	14	7
Other financial expenses	(10)	(12)

	(154)	(51)

Net financial result	5	(2)

21	Other operating income (expenses), net

	3/31/2007	03/31/2006
	Unaudited	Unaudited
Operating income
Recovery of PIS, COFINS and ICMS	1	2
Other		7

	1	9
Operating expenses
Taxes, charges and contributions
Provisions for administrative, civil, and labor contingencies	(1)
Profit sharing	(1)	1

	(2)	1

Other operating income (expenses) - net	(1)	10

COPESUL - Companhia Petroquímica do Sul and subsidiaries

Notes to the consolidated financial statements

at March 31, 2007 and 2006 (Unaudited) and December 31, 2006

In millions of reais, except when otherwise indicated

(i)	In 2005, according to provisions in Law No. 9363/96, the Company recalculated the presumed IPI credit on petrochemical naphtha acquisitions made from April 2002 to January 2004, establishing an additional credit of R$16, which was completely compensated with federal taxes that same year and the taxes levied on the recognized credit were paid in order to avoid future challenges by the tax authorities. This payment was recognized in accounting terms in the group of recoverable taxes.

22	Financial Instruments

The Company evaluated its assets and liabilities in relation to market and/or realizable values through available information and evaluation methodologies established by management. However, both the interpretation of market data and the selection of valuation methods require considerable judgment and reasonable estimates to produce the appropriate realizable value. Consequently, the estimates presented do not necessarily indicate the amounts that can be realized in the current market. The use of different market hypotheses and/or methodologies for estimates can have a significant effect on estimated realizable values.

Valuation of the financial instruments

The Company’s main asset and liability financial instruments at March 31, 2007, as well as the criteria for their valuation/evaluation are described below.

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

COPESUL - Companhia Petroquímica do Sul and subsidiaries

Notes to the consolidated financial statements

at March 31, 2007 and 2006 (Unaudited) and December 31, 2006

In millions of reais, except when otherwise indicated

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

Since part of the Company’s revenues (around 10%) is in US dollars, the main strategy is that this serves as a natural hedge for its liability operations recorded in foreign currency.

At March 31, 2007, the Company had assets and liabilities denominated in US dollars in the amount of US$60 million and US$133 million, respectively, and it had no instrument to protect this exposure on that date.

(f)	Derivatives

The net exchange exposure is as follows:

	3/31/2007	12/31/2006
	Unaudited
Financing and export drafts in US$	(273)	(189)
Assets in US$	124	34
Derivative instruments in US$	45	11

Net exposure	(104)	(144)

COPESUL - Companhia Petroquímica do Sul and subsidiaries

Notes to the consolidated financial statements

at March 31, 2007 and 2006 (Unaudited) and December 31, 2006

In millions of reais, except when otherwise indicated

The book value and market value of the main financial instruments are as follows:

	3/31/2007 Unaudited		12/31/2006
	Book value	Market value	Book value	Market value
Cash and banks	272	272	200	200
Swaps and options receivable	87	87	64	64
Marketable securities	42	42	39	39
Locked exchange contract advance receivable			2	2
Loans to third parties	1	1	2	2
Financial institutions	(185)	(185)	(156)	(156)
Export drafts billed and to be invoiced	(293)	(294)	(180)	(178)
Swaps and options payable	(44)	(44)	(23)	(23)

	(120)	(121)	(52)	(50)

Asset swap operations in US dollars and liability at a fixed rate were contracted in order to minimize the effect of the variations of the exchange rates on liabilities. As for the cash operations, the Company opted to use time deposits indexed to the US dollar.

At March 31, 2007, the Company had lock-in operations on exchange not yet settled on operations for purchasing raw material in the amount of US$24 million (US$109 million at December 31, 2006) equivalent to R$48 (R$232 at December 31, 2006).

As shown above, the accounting values of the financial instruments are recorded at levels that are close to the market.

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

COPESUL - Companhia Petroquímica do Sul and subsidiaries

Notes to the consolidated financial statements

at March 31, 2007 and 2006 (Unaudited) and December 31, 2006

In millions of reais, except when otherwise indicated

24	Contingencies

On the dates of the financial statements, the Company presented the following liabilities and the corresponding judicial deposits related to the contingencies, as determines CVM Instruction no. 489 of October 3, 2005 that approved the IBRACON Pronouncement no. 22 as to forecasts, liabilities, liability contingencies, and asset contingencies:

	Judicial deposits		Provisions for contingencies
	3/31/2007	12/31/2006	3/31/2007	12/31/2006
	Unaudited		Unaudited
Tax contingencies (a)	7	7	5	5
Labor and social security contingencies (b)	2	2	28	27
Civil complaints (c)			3	2

	9	9	36	34

The Company is a party to labor, civil, and tax claims as well as others in progress and is discussing these issues at both the administrative and judicial levels and these are backed by judicial deposits when applicable. The provisions for the losses from these processes are estimated and updated by management based on the opinion of its external legal advisors.

(a)	Tax contingences

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

The Company has ongoing labor claims, mainly related to salary equalization and overtime. A provision for these contingencies was recorded considering the estimates of the legal advisors for probable loss. Judicial deposits were made when required. The Company is a party to labor, civil, and tax claims as well as others in progress and is discussing these at both the administrative and judicial levels, backed by judicial deposits when applicable.

COPESUL - Companhia Petroquímica do Sul and subsidiaries

Notes to the consolidated financial statements

at March 31, 2007 and 2006 (Unaudited) and December 31, 2006

In millions of reais, except when otherwise indicated

Furthermore, the Company has made provision for labor losses related to suits filed by the Petrochemical Industry Labor Union of Triunfo concerning the rights claimed by the Company’s shift workers to receive overtime, due to alleged delays during transfer and change of shifts. A partial grant was given in trial court in favor of the workers’ claims to overtime. However, in appellate court on December 11, 2006 an ordinary appeal was filed by Copesul and the expectation is the total or at least partial reversal of the unfavorable decision in the 4th Regional Labor Court of Appeals.

(c)	Civil contingencies

The main lawsuits are related to complaints made by contracted workers related to losses that supposedly occurred as a result of various economic plans.

Possible losses

The Company has suits of both tax and civil nature involving risks of loss classified by the management as possible, but not probable, based on the evaluation of its legal advisors and for which no provisions have been set up.

(a)	Tax claims

The Brazilian Revenue Secretariat (SRF) raised an assessment against Copesul in 1999, referring to IRPJ and CSLL for 1994, in connection with the monetary restatement of the balance sheet and equity method adjustment, arising from accounting recognition of dividends distributed by its subsidiary overseas. The adjusted amount on September 30, 2006 was R$21. In 2002, the investee filed an appeal with the Taxpayer Board, which was judged in 2005 with a result totally favorable to Copesul. The court decision of the Taxpayer Board was published in the 4th quarter of 2006 and an appeal was made by the Attorney of the Internal Revenue Service to the High Court of Appeals for Fiscal Matters, to which the Company has already offered a brief of respondent. This lawsuit now awaits the decision of this Court.

(b)	Civil claims

A civil lawsuit is still outstanding against Copesul brought by the minority stockholder Petroquímica Triunfo S.A., questioning aspects involved in the privatization process related to the conversion of preferred shares into common shares before the privatization auction and the preference for subscription of shares in relation to the bidders in the auction. Management and the legal advisors do not expect losses to arise from this lawsuit.

COPESUL - Companhia Petroquímica do Sul and subsidiaries

Notes to the consolidated financial statements

at March 31, 2007 and 2006 (Unaudited) and December 31, 2006

In millions of reais, except when otherwise indicated

25	Pension plan

The Company and its employees contribute to PETROS - Fundação Petrobras de Seguridade Social, in connection with retirement and defined benefit pension plans. In 2006, the global contribution rate was 12.93% on the total of income of employees linked to the plan. The Company contributed during the first quarter of 2007 with R$1 (R$6 in the year 2006).

According to the regulations of the PETROS - Fundação Petrobras de Seguridade Social Benefits Plan and pertinent legislation, in case of a significant shortfall of technical reserves, the sponsors and participants will contribute additional financial resources, or there should be an adjustment of the benefits of the plan to the available funds. Up to the present date no such contribution was needed.

In May 2003, the Board of Directors approved the Complementary Pension Plan called COPESULPREV, a closed defined contribution plan. This plan aims to provide benefits to employees not included in the old PETROS plan, which is now closed to new members. Plan management will be carried out through Fundação PETROBRAS de Seguridade Social - PETROS, in an independent manner, not linked to any other pension plan managed by that entity, in compliance with Complementary Law 109/2001.

26	Related parties

According to CVM Deliberation 26/86, related parties are defined as those entities, whether individuals or companies, with which the Company has the possibility of contracting, in the broad sense of this word, other than those which might apply to transactions with independent third parties, not subject the Company’s managerial control or any other influence.

COPESUL - Companhia Petroquímica do Sul and subsidiaries

Notes to the consolidated financial statements

at March 31, 2007 and 2006 (Unaudited) and December 31, 2006

In millions of reais, except when otherwise indicated

(a)	Assets and Liabilities

	3/31/2007	12/31/2006
	Unaudited
Assets
Current - Credits - Customers
Local customers
Braskem S.A.	29	39
Ipiranga Petroquímica S.A.	8	15
Refinaria Alberto Pasqualini - REFAP S.A.	5	5
Petróleo Brasileiro S.A. - PETROBRAS	4	*

	46	59
Foreign Customers
Ipiranga Trading	121	*

	121	*
	167	59

	3/31/2007	12/31/2006
	Unaudited
Liabilities
Current liabilities
Suppliers
Braskem S.A.	3	3
Ipiranga Petroquímica S.A.	3	3
Refinaria Alberto Pasqualini - REFAP S.A.	16	20
Petróleo Brasileiro S.A. - PETROBRAS	4	37

	26	63

(b)	Statement of Operations Accounts

	3/31/2007	3/31/2006
	Unaudited	Unaudited
Operations
Gross sales and/or Services
Braskem S.A.	650	650
Ipiranga Petroquímica S.A.	476	461
Refinaria Alberto Pasqualini - REFAP S.A.	42	5
Ipiranga Trading	129

	1,297	1,116

Purchases
Braskem S.A.	7	3
Ipiranga Petroquímica S.A.	7	3
Refinaria Alberto Pasqualini - REFAP S.A.	325	160
Petrobras Brasileiro S.A. - PETROBRAS	221	300
Braskem Incorporated Limited		42

	560	508

COPESUL - Companhia Petroquímica do Sul and subsidiaries

Notes to the consolidated financial statements

at March 31, 2007 and 2006 (Unaudited) and December 31, 2006

In millions of reais, except when otherwise indicated

27	Subsequent events

During December 2007, the EDSP58 Participações S.A. was incorporated by Copesul. As a result of this transaction, COPESUL - Companhia Petroquímica do Sul is now a direct subsidiary of Braskem S.A.

*             *             *