Form 20-F
period 2008-12-31
BRASKEM SA
filed 2009-07-14
CIK 1071438

As filed with the Securities and Exchange Commission on July 14, 2009

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549
FORM 20-F

o REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

xANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 FOR THE FISCAL YEAR ENDED DECEMBER 31, 2008

OR

o TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 OR

o SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Commission file number: 001-14862 BRASKEM S.A. (Exact Name of Registrant as Specified in its Charter)

N/A	The Federative Republic of Brazil
(Translation of Registrant’s Name into English)	(Jurisdiction of Incorporation or Organization)

Av. das Nações Unidas, 8,501
São Paulo, SP—CEP 05425-070 Brazil
(Address of Principal Executive Offices)

Carlos Fadigas
Braskem S.A.
     Av. das Nações Unidas, 8,501
São Paulo, SP—CEP 05425-070 Brazil
Telephone: + (55 11) 3576-9000
Fax: + (55 11) 3576-9532
(Name, Telephone, E-mail and/or Facsimile number and Address of Company Contact Person)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of Each Class	Name of Each Exchange on which Registered
Preferred Shares, Class A, without par value per share, each represented by American Depositary Receipts	New York Stock Exchange

     Securities registered or to be registered pursuant to Section 12(g) of the Act: None
Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act: None
The total number of issued shares of each class of stock of Braskem S.A. as of December 31, 2008 was:

190,462,446 Common Shares, without par value 316,484,733 Preferred Shares, Class A, without par value 593,818 Preferred Shares, Class B, without par value

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.
Yes ☐	No ☒

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.
Yes☐	No ☒

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and(2) has been subject to such filing requirements for the past 90 days.
Yes ☒	No ☐

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files).
Yes ☐	No ☐

             Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer. See definition of “accelerated filer and large accelerated filer” in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer ☒	Accelerated filer ☐	Non-accelerated filer ☐
Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

U.S. GAAP o	International Financial Reporting	Other x
Standards as issued by the International
Accounting Standards Board o

If “Other” has been checked in response to the previous question, indicate by check mark which financial statement item the registrant has elected to follow.
Item 17 ☐	Item 18 ☒

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).
Yeso	No x

i

PRESENTATION OF FINANCIAL AND OTHER INFORMATION

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

     On July 7, 2009, the exchange rate for reais into U.S. dollars was R$1.964 to US$1.00, based on the selling rate as reported by the Central Bank of Brazil (Banco Central do Brasil), or the Central Bank. The selling rate was R$2.337 to US$1.00 at December 31, 2008, R$1.771 to US$1.00 at December 31, 2007 and the commercial selling rate was R$2.138 to US$1.00 at December 31, 2006, in each case, as reported by the Central Bank. The real/U.S. dollar exchange rate fluctuates widely, and the selling rate at July 7, 2009 may not be indicative of future exchange rates. See “Item 3. Key Information—Exchange Rates” for information regarding exchange rates for the Brazilian currency since January 1, 2004.

     Solely for the convenience of the reader, we have translated some amounts included in “Item 3. Key Information—Selected Financial Information” and elsewhere in this annual report from reais into U.S. dollars using the selling rate as reported by the Central Bank at December 31, 2008 of R$2.337 to US$1.00. These translations should not be considered representations that any such amounts have been, could have been or could be converted into U.S. dollars at that or at any other exchange rate. Such translations should not be construed as representations that the real amounts represent or have been or could be converted into U.S. dollars as of that or any other date.

Financial Statements Braskem Financial Statements

      We maintain our books and records in reais.

     Our consolidated financial statements at December 31, 2008 and 2007 and for the three years ended December 31, 2008 have been audited, as stated in the report appearing herein, and are included in this annual report.

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

     Brazilian GAAP differs in certain respects from accounting principles generally accepted in the United States, or U.S. GAAP. For a discussion of certain differences relating to these financial statements, see note 32 to our consolidated financial statements included elsewhere in this annual report.

     On December 28, 2007, the Brazilian government enacted Law No. 11,638/07, which became effective on January 1, 2008, amended Law No. 6,404/76, as amended, and changed certain accounting policies under Brazilian GAAP. In December 2008, the CVM issued Deliberação No. 565/08, or Deliberation No. 565, implementing these changes in accounting policies. For a discussion of the principal changes introduced by Law No. 11,638/07 and Deliberation 565 as they relate to our financial statements, see “Item 5. Operating and Financial Review and Prospects—Financial Presentation and Accounting Policies—Presentation of Financial Statements” and notes 2 and 3 to our audited consolidated financial statements included elsewhere in this annual report.

ii

     In order to make our financial statements at December 31, 2007 and for each of the two years ended December 31, 2007 comparable to our financial statements at December 31, 2008 and for the year ended December 31, 2008, we have retrospectively revised our previously issued financial statements at December 31, 2007 and for each of the two years ended December 31, 2007 to conform to the changes in accounting policy introduced by Law No. 11,638/07 and Deliberation No. 565.

     Consistent with Brazilian GAAP, our audited consolidated financial statements at December 31, 2008 and 2007 and for the three years ended December 31, 2008 have been prepared in accordance with CVM Instruction No. 247/96, as amended, or Instruction 247. Instruction 247 requires our company to proportionally consolidate jointly controlled companies that are not our subsidiaries but which we jointly control with one or more other shareholders.

     Prior to April 1, 2006, we proportionally consolidated the results of Politeno Indústria e Comércio S.A., or Politeno, in our consolidated financial statements. As a result of the Politeno Acquisition described under “Item 4. Information on the Company—History and Development of Our Company—Consolidation of Minority Interests,” we have fully consolidated Politeno’s results in our consolidated financial statements and included Politeno’s results in our Polyolefins segment as from April 1, 2006. Politeno merged with and into Braskem on April 2, 2007.

     Prior to April 1, 2007, we proportionally consolidated the results of Copesul—Companhia Petroquímica do Sul, or Copesul, in our consolidated financial statements. As a result of the Ipiranga Transaction described under “Item 4. Information on the Company—History and Development of Our Company—Ipiranga Transaction,” we have fully consolidated Copesul’s results in our consolidated financial statements as from April 1, 2007. Copesul merged with and into Ipiranga Petroquímica S.A., or Ipiranga Petroquímica, on September 11, 2008 and Ipiranga Petroquímica merged with and into Braskem on September 30, 2008.

     Prior to December 1, 2007, we proportionally consolidated the results of Petroflex Indústria e Comércio S.A., or Petroflex, in our consolidated financial statements. As a result of our entering into an agreement in December 2007 to sell our interests in Petroflex, we accounted for our interest in Petroflex in our Brazilian GAAP financial statements using the equity method as from December 1, 2007. In April 2008, we sold all of our share capital in Petroflex.

     Prior to April 1, 2008, we proportionally consolidated the results of Petroquímica Paulínia S.A., or Paulínia, in our consolidated financial statements. As a result of the completion of the first phase of the Petrobras Transaction described under “Item 4. Information on the Company—History and Development of Our Company—Petrobras Transaction,” we have fully consolidated the results of Paulínia and its subsidiaries in our consolidated financial statements as from April 1, 2008. On September 30, 2008, Ipiranga Petroquímica and Paulínia merged with and into Braskem.

Copesul Financial Statements

     Prior to April 1, 2007, Copesul’s consolidated financial statements were proportionally consolidated into the Braskem’s consolidated financial statements under Brazilian GAAP, as described above under “—Braskem Financial Statements.” As a result of the Ipiranga Transaction and our obtaining effective management control over Copesul, we have fully consolidated the results of Copesul and its subsidiaries into our financial statements as from April 1, 2007.

     We have included separate consolidated financial statements of Copesul in this annual report because Copesul constituted a significant jointly controlled company, accounting for 85.0% of our income from continuing operations before income taxes in the three months ended March 31, 2007 and 96.6% in 2006. Copesul maintained its books and records in reais and prepared its financial statements in accordance with Brazilian GAAP.

     Copesul’s consolidated financial statements at December 31, 2007 and 2006 and for each of the years ended December 31, 2007 and 2006 included in this annual report have been audited, as stated in the report appearing herein. Copesul’s consolidated financial statements at March 31, 2008 and for each of the three month periods ended March 31, 2008 and 2007 included in this annual report have not been audited.

iii

     Copesul’s consolidated financial statements at December 31, 2007 and 2006 and for each of the years ended December 31, 2007 and 2006 were prepared in accordance with Brazilian GAAP in force at the time these financial statements were issued and do not reflect the changes in accounting policy introduced by Law No. 11,638/07 and Deliberation No. 565. As a result, the information in these financial statements may not be comparable to the information with respect to our company at the dates and for the periods presented in these financial statements.

Share Split

     On March 31, 2005, we authorized the reverse split of all of our issued common shares, class A preferred shares and class B preferred shares into one share for each 250 issued shares. This reverse share split became effective on May 16, 2005. In connection with this reverse share split, we authorized a change in the ratio of our American Depositary Shares, or ADSs. Upon the effectiveness of our reverse share split and the ratio change, the ratio of our class A preferred shares to ADSs changed from 1,000 class A preferred shares per ADS to two class A preferred shares per ADS. All references to numbers of shares and dividend amounts in this annual report have been adjusted to give effect to the 20-for-one share split and the one-for-250 reverse share split.

Market Share and Other Information

     We make statements in this annual report about our market share in the petrochemical industry in Brazil and our production capacity relative to that of other petrochemical producers in Brazil and Latin America. We have made these statements on the basis of information obtained from third-party sources that we believe are reliable. We have calculated our Brazilian market shares with respect to specific products by dividing our domestic net sales volumes of these products by the total Brazilian domestic consumption of these products estimated by the Brazilian Chemical Industry Association (Associação Brasileira da Indústria Química), or ABIQUIM. We derive information regarding the production capacity of other companies in the Brazilian petrochemical industry and the estimated total Brazilian domestic consumption of petrochemical products principally from reports published by ABIQUIM. Although we have no reason to believe that any of this information is inaccurate in any material respect, we have not independently verified the production capacity, market share, market size or similar data provided by third parties or derived from industry or general publications. We derive information regarding the size of the chemical distribution industry and our market share in this industry principally from reports published by the Brazilian Chemical and Petrochemical Distributors Association (Associação Brasileira dos Distribuidores de Produtos Químicos e Petroquímicos).

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

iv

CAUTIONARY STATEMENT WITH RESPECT TO FORWARD-LOOKING STATEMENTS

     This annual report contains forward-looking statements. Some of the matters discussed concerning our business operations and financial performance include forward-looking statements within the meaning of the U.S. Securities Act of 1933, as amended, which we refer to as the Secuities Act, or the U.S. Securities Exchange Act of 1934, as amended, which we refer to as the Exchange Act.

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
  our progress in integrating Copesul, Ipiranga Química S.A., or Ipiranga Química, and Ipiranga Petroquímica as well as other companies or assets acquired in the future, so as to achieve the anticipated benefits of these acquisitions;
  changes in laws and regulations, including, among others, those affecting tax and environmental matters;
  a continuation of the current worldwide economic downturn or further deterioration in the Brazilian and world economies;
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

v

PART I

ITEM 1. IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

Not applicable.

ITEM 2. OFFER STATISTICS AND EXPECTED TIMETABLE

Not applicable.

ITEM 3. KEY INFORMATION Selected Financial Information

     The following selected financial data have been derived from our consolidated financial statements. The selected financial data at December 31, 2008 and 2007 and for the three years ended December 31, 2008 have been derived from our consolidated financial statements included in this annual report. The selected financial data at December 31, 2006, 2005 and 2004 and for the years ended December 31, 2005 and 2004 have been derived from our audited consolidated financial statements that are not included in this annual report.

     On December 28, 2007, the Brazilian government enacted Law No. 11,638/07, which became effective on January 1, 2008, amended Law No. 6,404/76, as amended, and changed certain accounting policies under Brazilian GAAP. In December 2008, the CVM issued Deliberation No. 565 implementing these changes in accounting policies. For additional information with respect to these changes and their effects on our financial statements, see “Presentation of Financial and Other Information” and notes 2 and 3 to our audited consolidated financial statements included elsewhere in this annual report.

     In order to make our financial statements at December 31, 2007 and for the two years ended December 31, 2007 comparable to our financial statements at December 31, 2008 and for the year ended December 31, 2008, we have retrospectively revised our previously issued financial statements at December 31, 2007 and for the two years ended December 31, 2007 to conform to the changes in accounting policy introduced by Law No. 11,638/07 and Deliberation No. 565. We have not retrospectively revised our financial statements at December 31, 2005 or 2004 and for the two years ended December 31, 2005 to conform these changes in accounting policy because we cannot provide this information without unreasonable effort and expense and, therefore, the selected financial data at and for these periods may not be comparable.

      We have included information with respect to the dividends and/or interest attributable to shareholders’ equity paid to holders of our common shares and preferred shares since January 1, 2004 in reais and in U.S. dollars translated from reais at the commercial market selling rate in effect as of the payment date under the caption “Item 8. Financial Information—Dividends and Dividend Policy—Payment of Dividends.”

     Our consolidated financial statements are prepared in accordance with Brazilian GAAP, which differs in certain respects from U.S. GAAP. For a discussion of certain differences relating to these financial statements, see note 32 to our audited consolidated financial statements included in this annual report.

		At and for the Year Ended December 31,
	2008 (1)	2008	2007	2006	2005	2004
			Retrospect-	Retrospect-
			ively Revised	ively Revised
	(in millions of	(in millions of reais, except per share amounts and as otherwise indicated)
	US$, except per
	share amounts)
Statement of Operations Data
Brazilian GAAP:
Net sales revenue	US$7,684.9	R$17,959.5	R$17,642.5	R$12,992.7	R$13,075.1	R$12,389.5
Cost of sales and services rendered	(6,478.7)	(15,140.8)	(14,331.4)	(10,759.2)	(10,361.7)	(9,223.0)
Gross profit	1,206.2	2,818.7	3,311.1	2,233.5	2,713.4	3,166.5
Selling, general and administrative	(499.4)	(1,167.1)	(1,238.7)	(951.4)	(787.1)	(677.0)

				At and for the Year Ended December 31,
		2008 (1)		2008	2007	2006	2005	2004
					Retrospect-	Retrospect-
					ively Revised	ively Revised
		(in millions of		(in millions of reais, except per share amounts and as otherwise indicated)
		US$, except per
		share amounts)
expenses
Depreciation and amortization		(232.6)		(543.6)	(486.6)	(363.3)	(355.6)	(359.7)
Other operating income, net		36.8		86.0	131.5	186.1	22.8	43.0
Operating income before equity
accounting and financial income
(expense)		511.0		1,194.0	1,717.3	1,104.9	1,593.5	2,172.8
Results from equity accounting(2)		(27.3)		(63.7)	(64.6)	3.4	(109.8)	(107.6)
Financial expenses		(1,884.1)		(4,403.1)	212.1	(1,097.9)	(675.8)	(1,307.2)
Financial income		307.5		718.6	(588.8)	159.5	(33.6)	68.6
Operating income (loss)		(1,092.9)		(2,554.2)	1,276.0	169.9	774.3	826.6
Non-operating expenses, net		(67.9)		(158.7)	(67.2)	7.1	(25.2)	(29.8)
Income (loss) before income tax and
social contribution (current and
deferred) and minority interest		(1,160.8)		(2,712.9)	1,208.8	177.0	749.1	796.8
Income tax and social contribution
(current and deferred)		119.0		278.2	(327.4)	47.5	(177.3)	(85.1)
Income (loss) before profit sharing and
minority interest		(1,041.8)		(2,434.7)	881.4	224.5	571.8	711.7
Profit sharing		(8.1)		(18.9)	(18.7)	—	—	—
Income (loss) before minority interest		(1,049.9)		(2,453.6)	862.7	224.5	571.8	711.7
Minority interest		(16.5)		(38.5)	(240.9)	(1.6)	54.0	(24.6)
Net income (loss)	US$	(1,066.4)	R$	(2,492.1)	R$621.8	R$222.8	R$625.8	R$687.1
Number of shares outstanding at year
end, excluding treasury shares (in
thousands):
Common shares				190,462	149,810	123,492	120,860	120,860
Class A preferred shares				316,485	282,223	231,744	240,393	240,373
Class B preferred shares				594	803	803	803	842
Net income (loss) per share at year end		(2.10)		(4.91)	1.44	0.63	1.73	1.90
Net income (loss) per ADS at year end		(4.20)		(9.82)	2.87	1.25	3.46	3.80
Dividends declared per share:
Common shares		—		—	0.64	—	0.90	0.56
Class A preferred shares		—		—	0.64	0.16	0.90	0.56
Class B preferred shares		—		—	0.64	0.16	0.56	0.56
Dividends declared per ADS		—		—	1.28	0.32	1.80	1.12

(1)	Translated for convenience only using the selling rate as reported by the Central Bank at December 31, 2008 for reais into U.S. dollars of R$2.337=US$1.00.

(2)	Results from equity accounting comprises equity in the results of associated companies (which, in the case of the year ended December 31, 2008, consisted of Borealis Brasil S.A., or Borealis and Sansuy – Administração, Participação, Representação e Serviços Ltda.), amortization of goodwill, net, foreign exchange variation and tax incentives and other.

		At and for the Year Ended December 31,
	2008 (1)	2008	2007	2006	2005	2004
	(in millions of	(in millions of reais, except per share amounts and as otherwise indicated)
	US$, except per
	share amounts)
Statement of Operations Data
U.S. GAAP:
Net income (loss) for the year	US$(781.6)	R$(1,826.7)	R$1,089.1	R$161.6	R$741.2	R$843.1
Basic earnings (loss) per share
(weighted average):
Common shares	(4.41)	(10.31)	2.77	0.13	2.05	2.63
Class A preferred shares	—	—	2.78	0.59	2.05	2.69
Class B preferred shares	—	—	2.75	0.63	0.63	0.56
Basic earnings (loss) per ADS
(weighted average)	—	—	5.56	1.18	4.10	5.38
Diluted earnings (loss) per share
(weighted average):

		At and for the Year Ended December 31,
	2008 (1)	2008	2007	2006	2005	2004
	(in millions of	(in millions of reais, except per share amounts and as otherwise indicated)
	US$, except per
	share amounts)
Common shares	(4.48)	(10.48)	2.56	0.13	1.95	2.40
Class A preferred shares	—	—	2.54	0.59	1.95	2.40
Class B preferred shares	—	—	2.75	0.63	0.63	0.56
Diluted earnings (loss) per ADS
(weighted average)	—	—	5.08	1.18	3.90	4.80

(1)	Translated for convenience only using the selling rate as reported by the Central Bank at December 31, 2008 for reais into U.S. dollars of R$2.337=US$1.00.

		At and for the Year Ended December 31,
	2008 (1)	2008	2007	2006	2005	2004
			Retrospect-	Retrospect-
			ively Revised	ively Revised
	(in millions of	(in millions of reais, except per share amounts and as otherwise indicated)
	US$, except per
	share amounts)
Balance Sheet Data
Brazilian GAAP:
Cash, cash equivalents and other
investments	US$1,261.7	R$2,948.6	R$2,138.9	R$1,961.0	R$2,281.5	R$1,815.6
Short-term trade accounts receivable	426.3	996.2	1,497.0	1,594.9	1,493.3	1,630.6
Short-term inventories	1,261.5	2,948.1	2,264.3	1,767.3	1,567.4	1,562.4
Property, plant and equipment, net	4,398.1	10,278.4	8,404.1	6,688.7	6,364.4	5,830.4
Total assets	9,714.1	22,701.9	20,780.7	16,168.3	15,590.8	15,050.4
Short-term loans and financing
(including current portion of long-
term debt)(3)	907.1	2,120.0	1,068.4	653.9	1,120.4	1,808.3
Short-term debentures	11.3	26.3	111.6	1,157.7	9.3	5.0
Short-term related party debt	—	—	—	—	3.1	—
Long-term loans and financing(2)	3,868.1	9,039.8	6,401.9	3,935.8	3,261.6	3,261.4
Long-term debentures	342.3	800.0	800.0	982.2	1,599.3	1,167.9
Long-term related party debt	—	—	—	4.8	3.0	115.8
Minority interest	—	—	598.0	21.8	121.2	203.1
Share capital	2,300.3	5,375.8	4,641.0	3,508.3	3,403.0	3,403.0
Shareholders’ equity	1,574.6	3,679.8	5,678.5	4,208.7	4,535.8	4,183.7
Other Financial Information
Brazilian GAAP:
Cash Flow Data:
Net cash provided by (used in):
Operating activities	US$1,232.0	R$2,879.3	R$2,474.5	R$(317.6)	R$1,719.4	R$1,916.0
Investing activities	(922.0)	(2,154.7)	(3,649.5)	(1,206.3)	(1,048.0)	(1,014.4)
Financing activities	(1.3)	(3.1)	1,518.0	935.3	(329.7)	166.0
Other Information:
Capital expenditures:
Property, plant and equipment	US$600.9	R$1,404.2	R$1,277.2	R$889.7	R$930.2	R$704.4
Investments in other companies	279.8	653.8	1,345.5	222.7	34.0	23.6

(1)	Translated for convenience only using the selling rate as reported by the Central Bank at December 31, 2008 for reais into U.S. dollars of R$2.337=US$1.00.

(2)	Includes quotas (i.e., shares) subject to mandatory redemption at and prior to December 31, 2006. Prior to January 1, 2006, we recorded quotas subject to mandatory redemption as a separate line item of our balance sheet and not as part of loans and financing. Accordingly, short-term loans and financing (including current portion of long-term debt) at December 31, 2005 and 2004 reflect the reclassification of quotas subject to mandatory redemption in the amount of R$225.4 million and R$22.4 million, respectively, and long-term loans and financing at December 31, 2005 and 2004 reflect the reclassification of quotas subject to mandatory redemption in the amount of R$404.1 million and R$201.8 million, respectively.

			At and for the Year Ended December 31,
	2008	(1)	2008	2007	2006	2005	2004
	(in millions of		(in millions of reais, except per share amounts and as otherwise indicated)
	US$, except per
	share amounts)
Balance Sheet Data
U.S. GAAP
Total assets	US$10,741.2		R$25,102.3	R$23,373.1	R$14,890.7	R$13,634.0	R$12,671.7
Shareholders’ equity	1,722.6		4,025.7	5,031.9	2,966.8	2,918.4	2,439.6

(1)	Translated for convenience only using the selling rate as reported by the Central Bank at December 31, 2008 for reais into U.S. dollars of R$2.337=US$1.00.

		At and for the Year Ended December 31,
	2008	2007	2006	2005	2004
Operating Data(1):
Ethylene:
Domestic sales volume (in thousands of tons)	2,095.1	2,068.4	1,108.5	1,169.8	1,098.9
Average domestic price per ton (in R$)	2,692	2,333	2,282	2,204	2,095
Propylene:
Domestic sales volume (in thousands of tons)	994.5	945.1	413.0	497.5	446.8
Average domestic price per ton (in R$)	2,316	2,164	2,110	2,132	1,833
Polyethylene:
Domestic sales volume (in thousands of tons)	977.3	943.9	604.7	502.3	498.7
Average domestic price per ton (in R$)	3,871	3,572	3,253	3,072	2,987
Polypropylene:
Domestic sales volume (in thousands of tons)	606.2	573.1	453.2	419.9	418.5
Average domestic price per ton (in R$)	3,569	3,458	3,344	3,344	3,155
PVC:
Domestic sales volume (in thousands of tons)	496.3	464.9	400.4	378.9	394.4
Average domestic price per ton (in R$)	2,678	2,616	2,511	2,747	3,042
Number of employees (at period end)	4,802	4,783	3,494	3,262	2,996

(1)	Including intra-company sales within our company. Intra-company sales of ethylene totaled approximately 1,708,300 tons in 2008, 1,644,000 tons in 2007, 882,500 tons in 2006, 588,700 tons in 2005 and 537,100 tons in 2004. Intra-company sales of propylene totaled approximately 634,400 tons in 2008, 567,800 tons in 2007, 86,500 tons in 2006, 89,300 tons in 2005 and 31,300 tons in 2004.

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

     Foreign exchange rates continue to be freely negotiated, but may be influenced from time to time by Central Bank intervention. From March 1995 through January 1999, the Central Bank allowed the gradual depreciation of the real against the U.S. dollar. In January 1999, the Central Bank allowed the real/U.S. dollar exchange rate to float freely. Since then, the real/U.S. dollar exchange rate has been established mainly by the Brazilian interbank market and has fluctuated considerably. From December 31, 2000 through December 31, 2002, the real depreciated by

80.6% against the U.S. dollar. From December 31, 2002 through December 31, 2007, the real appreciated by 49.9% against the U.S. dollar, and in 2008, the real depreciated by 31.9% against the U.S. dollar. At July 7, 2009, the selling rate for U.S. dollars was R$1.964 per US$1.00. In the past, the Central Bank has intervened occasionally to control unstable movements in foreign exchange rates. We cannot predict whether the Central Bank or the Brazilian government will continue to allow the real to float freely or will intervene in the exchange rate market through a currency band system or otherwise, or that the exchange market will not be volatile as a result of political or economic instability or other factors. We also cannot predict whether the real will depreciate or appreciate in value in relation to the U.S. dollar in the future.

     The following table shows the commercial selling rate or selling rate, as applicable, for U.S. dollars for the periods and dates indicated. The information in the “Average” column represents the average of the exchange rates on the last day of each month during the periods presented.

		Reais per U.S. Dollar
Year	High	Low	Average	Period End
2004	R$3.205	R$2.654	R$2.917	R$2.654
2005	2.762	2.163	2.413	2.341
2006	2.371	2.059	2.168	2.138
2007	2.156	1.733	1.930	1.771
2008	2.500	1.559	1.834	2.337

	Reais per U.S. Dollar
Month	High	Low
December 2008	R$2.500	R$2.337
January 2009	2.380	2.189
February 2009	2.392	2.245
March 2009	2.422	2.238
April 2009	2.290	2.170
May 2009	2.148	1.973
June 2009	2.007	1.930
July 2009 (through July 7)	1.971	1.934
Source: Central Bank

Risk Factors Risks Relating to Our Company and the Petrochemical Industry

The global financial and credit crisis has adversely affected economic growth in Brazil and elsewhere, and may limit our access to the financial markets.

     The global financial and credit crisis and related instability in the international financial system have had, and may continue to have, a negative effect on economic growth in Brazil and in the countries to which we export our products. The ongoing crisis has reduced the availability of liquidity and credit to fund the continuation and expansion of industrial business operations worldwide. The shortage of liquidity and credit combined with recent substantial losses in worldwide equity markets, including in Brazil, could lead to an extended worldwide economic recession or depression. A prolonged slowdown in economic activity in Brazil and elsewhere has and could continue to reduce demand for some of our products, which would adversely affect our results of operations.

     We may also face significant liquidity challenges if conditions in the financial markets do not improve. Our ability to access the capital markets or the commercial bank lending markets may be severely restricted at a time when we would like, or need, to access such markets, which could have an impact on our flexibility to react to changing economic and business conditions. The financial and credit crisis could have an impact on the lenders under our existing credit facilities, on our customers, or on the ability of our suppliers to meet scheduled deliveries, causing them to fail to meet their obligations to us. If the global financial and credit crisis deepens further, it could have an adverse affect the demand for our products and our ability to fund our planned growth.

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

     Naphtha, a crude oil derivative, is the principal raw material of our Basic Petrochemicals Unit and, indirectly, of our other business units. Naphtha accounted, directly and indirectly, for approximately 80.2% of our consolidated cost of sales and services rendered in 2008. The price of naphtha supplied by Petróleo Brasileiro S.A.—Petrobras, or Petrobras, has historically been linked to the Amsterdam-Rotterdam-Antwerp market price of naphtha and to the real/U.S. dollar exchange rate. The price of naphtha that we purchase from other international suppliers is also linked to the Amsterdam-Rotterdam-Antwerp market price. The Amsterdam-Rotterdam-Antwerp market price of naphtha fluctuates primarily based on changes in the U.S. dollar-based price of crude oil in the international markets.

     Since March 2009, the price that we have paid for naphtha that we purchase from Petrobras has been based on a variety of factors, including the market prices of a naphtha and a variety of other petroleum derivatives, the volatility of the prices of these products in the international markets, the real/U.S. dollar exchange rate, and the level of paraffinicity of the naphtha that is delivered. We expect these pricing terms to be reflected in the new naphtha supply contract between our company and Petrobras that will replace (1) the existing naphtha supply contract between our company and Petrobras for the supply of naphtha to our basic petrochemicals plants located in the petrochemical complex located in Triunfo in the State of Rio Grande do Sul, which we refer to as the Southern Complex, and (2) the naphtha supply contract between our company and Petrobras for the supply naphtha of naphtha to our basic petrochemicals plants located in the petrochemical complex located in Camaçari in the State of Bahia, which we refer to as the Northeastern Complex, which was terminated in June 2008. The negotiations of the new naphtha supply contract have been substantially completed and we expect that the new naphtha supply contract will be executed during the third quarter of 2009.

     During 2008, the average Amsterdam-Rotterdam-Antwerp market price of naphtha in U.S. dollars increased by 17.2% to US$791.34 per ton in 2008 from US$675.48 per ton in 2007. The U.S. dollar price of naphtha was volatile during 2008, increasing from an average of US$834.14 per ton in December 2007 to an average of US$1,091.85 per ton in June 2008 followed by a dramatic decline to US$258.16 per ton in December 2008. Since December 31, 2008, the price of naphtha in U.S. dollars has increased to US$567.50 per ton at July 7, 2009. The price of naphtha in U.S. dollars may continue to be volatile. In addition, the real may depreciate against the U.S. dollar in the future, effectively increasing our naphtha costs in reais. Any increase in naphtha costs would reduce our gross margin and negatively affect our overall financial performance to the extent that we are unable to pass on these increased costs to our customers and could result in reduced sales volumes of our products.

We do not hedge against changes in naphtha prices, so that we are exposed to fluctuations in the price of our primary raw material.

     We currently do not hedge our exposure to fluctuations in naphtha prices, which are linked to the real/U.S. dollar exchange rate. Although we attempt to pass on increases in naphtha prices through higher prices for our products, in periods of high volatility in the U.S. dollar price of naphtha or the real/U.S. dollar exchange rate, there is usually a lag between the time that the U.S. dollar price of naphtha increases or the real depreciates against the U.S. dollar and the time that we may effectively pass on those increased costs in reais to our customers in Brazil. As a result, if the U.S. dollar price of naphtha increases precipitously or the real depreciates precipitously against the U.S. dollar in the future, we may not immediately be able to pass on all of the corresponding increases in our naphtha costs to our customers in Brazil, which would likely reduce our gross margin and net income.

We depend on Petrobras to supply us with the substantial portion of our naphtha requirements.

     Petrobras currently is the only Brazilian supplier of naphtha and supplied 63.6% of the naphtha consumed by our company in 2008. Petrobras produces most of the naphtha it sells to us and imports the balance. Our production volume and net sales revenue would likely decrease and our overall financial performance would likely be negatively affected in the event of:

  significant damage to Petrobras’ refineries or to the port facilities through which Petrobras imports naphtha, or to any of the pipelines connecting our plants to Petrobras’ facilities, whether as a consequence of an accident, natural disaster, fire or otherwise;
  our failure to enter into a new naphtha supply contract with Petrobras on satisfactory terms to replace the existing supply contract under which Petrobras supplies naphtha to our basic petrochemicals plants located in the Southern Complex and the agreement that terminated in June 2008 under which Petrobras supplied naphtha to our basic petrochemicals plants located in the Northeastern Complex; or
  any termination by Petrobras of the naphtha supply contract with our company under which Petrobras supplies naphtha to our basic petrochemicals plants located in the Southern Complex, which provides that Petrobras may terminate the contract for a number of reasons, including as a result of a national emergency affecting the supply of petroleum derivatives in Brazil.

     In addition, although regulatory changes have ended Petrobras’ monopoly in the Brazilian naphtha market and have allowed us to import naphtha, any reversal in the continuing deregulation of the oil and gas industry in Brazil could increase our production costs.

Our Polyolefins and Vinyls Units depend on our Basic Petrochemicals Unit to supply them with their ethylene and propylene requirements.

     Our Basic Petrochemicals Unit is the only supplier of ethylene to our Vinyls Unit and the only supplier of ethylene and propylene to our Polyolefins Unit. Because the cost of storing ethylene and propylene is substantial and there is inadequate infrastructure in Brazil to permit the importation of large quantities of these products, our production volumes of, and net sales revenue from, vinyls and polyolefins products would decrease, and our overall financial performance would be negatively affected, in the event of:

  significant damage to our Basic Petrochemicals Unit’s facilities through which ethylene or propylene is produced, or to the pipeline or other facilities that connect our Vinyls and Polyolefins Units to our Basic Petrochemicals Unit, whether as a consequence of an accident, natural disaster, fire or otherwise; or
  any significant reduction in the supply of naphtha to our Basic Petrochemicals Unit, as naphtha is the principal raw material used in the production of ethylene and propylene.

Any downgrade in the ratings of our company or our debt securities would likely result in increased interest and other financial expenses related to our borrowings and debt securities and could reduce our liquidity.

     Standard & Poor’s Ratings Services, a division of The McGraw-Hill Companies, Inc., or Standard & Poor’s, Moody’s Investors Service, or Moody’s, and Fitch, Inc., or Fitch, maintain ratings of our company and our debt securities. Currently, Standard & Poor’s, Moody’s and Fitch maintain ratings of our company on a local and a global basis. Standard & Poor’s maintains a rating of our company on a local basis of “br AA+/Stable Outlook,” Moody’s maintains a rating of our company on a local basis of “Aa2.br/Stable Outlook” and Fitch maintains a local rating for our company of “AA (bra)/Stable Outlook.” On a global basis, Standard & Poor’s maintains a local currency rating for our company of “BB+ (stable)” and a foreign currency rating for our company of “BB+ (stable),” Moody’s maintains a local currency rating for our company of “Ba1” and a foreign currency rating for our company of “Ba1” and Fitch maintains a local currency rating for our company of “BB+/Stable Outlook” and a foreign currency rating for our company of “BB+/Stable Outlook.” Any decision by these or other rating agencies to downgrade the ratings of our company or of our debt securities in the future would likely result in increased interest and other financial expenses relating to our borrowings and debt securities and could significantly reduce our ability to obtain such financing on satisfactory terms or in amounts required by us and our liquidity.

Some of our shareholders may have the ability to determine the outcome of corporate actions or decisions, which could affect the holders of our class A preferred shares and the ADS.

     Odebrecht S.A., or Odebrecht, a member of a group of companies controlled by the Odebrecht family, which we refer to as the Odebrecht Group, holds, directly and indirectly, 62.3% of our voting share capital and Petrobras holds, directly and indirectly, 31.0% of our voting share capital. Designees of Odebrecht constitute a majority of the members of our board of directors, and Petrobras and Petrobras Química S.A., or Petroquisa, a subsidiary of Petrobras, have veto and other rights under the Petrobras Shareholders’ Agreement as described under “Item 7. Major Shareholders and Related Party Transactions—Major Shareholders—Shareholders Agreements.” As a result, Odebrecht, Petrobras and Petroquisa will have the ability to determine the outcome of major corporate actions or decisions requiring the approval of our shareholders or our board of directors, which could affect the holders of our class A preferred shares and the ADS.

We may face conflicts of interest in transactions with related parties.

     We maintain trade accounts receivable and current and long-term payables with some of our affiliates and other related parties, including Petrobras (which is our sole domestic supplier of naphtha). Currently, Petrobras, through Petroquisa, is the indirect holder of 31.0% of our voting share capital and 25.3% of our total share capital. These accounts receivable and accounts payable balances result mainly from purchases and sales of goods, which are at prices and on terms equivalent to the average terms and prices of transactions that we enter into with third parties, other than the prices that we have paid for naphtha purchased from Petrobras since March 2009 for our basic petrochemical plant in the Northeastern Complex, which we believe are more suitable to the products that we receive from Petrobras compared to products and prices available in transactions that we enter into with other third parties. We also engage in financial and other transactions with some of our shareholders. These and other commercial and financial transactions between us and our affiliates could result in conflicting interests.

We may make significant acquisitions which, if not successfully integrated with our company, may adversely affect our operating results.

 We may make significant acquisitions in the future, to continue our growth. Acquisitions involve risks, including the following:

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

Our business is subject to stringent environmental regulations, and the imposition of new regulations could require significant capital expenditures and increase our operating costs.

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

     We are involved in numerous tax, civil and labor disputes involving significant monetary claims. If unfavorable decisions are rendered in one or more of these lawsuits, we could be required to pay substantial amounts, which could materially adversely affect our financial condition and results of operations. For some of these lawsuits, we have not established any provision on our balance sheet or have established provisions only for part of the amounts in question, based on our judgments as to the likelihood of winning these lawsuits.

The principal lawsuits for which we have not established provisions include the following:

  IPI Credits on Raw Materials Purchases. We have challenged the constitutionality of the Brazilian federal tax authorities’ interpretation of the regulations governing the assessment of the Imposto sobre Produtos Industrializados, or IPI, tax (a federal value-added tax on industrial products). In December 2002, the Brazilian Federal Supreme Court (Supremo Tribunal Federal) held that OPP Química S.A., or OPP Química, was entitled to IPI tax credits in an aggregate amount of R$1,030.1 million. We have recognized these tax credits and have used the full amount of these tax credits to offset IPI and other federal tax obligations. In a procedural decision on December 11, 2007, the Brazilian Federal Supreme Court held that a new judgment should be rendered and, in view of the importance of the matters raised by our lawsuit, the parties were granted an opportunity to make new oral arguments concerning the matter. In December 2007, the First Panel of the Brazilian Federal Supreme Court agreed to hear the special appeal. This decision was published in March 2009 and does not clearly identify the subject matter to be reviewed in the special appeal. Based on the opinions rendered by a majority of the justices sitting on the First Panel, we believe that the only matters to be heard in the special appeal will be those raised by the Brazilian government inthe special appeal, and that the court will not revisit the validity of IPI tax credits. Despite the possibility of the Brazilian Federal Supreme Court’s review of the merits of its former decision and its ruling against us, we believe that the December 2002 decision should nonetheless be given res judicata (i.e., final and binding) effect. The tax credits used by us relating to both the 10-year period preceding the filing of our suit and the subsequent period during which we have relied on the favorable ruling of the Brazilian Federal Supreme Court in December 2002, as adjusted by applying the Sistema Especial de Liquidação e de Custódia, or SELIC, interest rate through December 31, 2008, amount to R$2,682.2 million at December 31, 2008. The various collection proceedings instituted by the Brazilian federal tax authorities based on their interpretation of the regulations that is in dispute have claimed R$2,423.2 million (which includes interest) as of December 31, 2008, plus fines in the aggregate amount of R$783.4 million. We have not established a provision for these tax claims against us.
  Social Contribution on Net Income. We have challenged the constitutionality of the Brazilian federal Social Contribution on Net Income (Contribuição Social Sobre o Lucro Líquido), or CSLL. A Brazilian Federal Supreme Court decision in our favor was overruled in a subsequent rescission action filed by the Brazilian tax authorities, and our appeal of that suit is pending. We believe that it is reasonably possible that we will lose our appeal. If we lose our appeal, we believe that we would be required to pay CSLL only from the date that a final decision is published. However, as Brazilian law allows rescission actions to relate back to, and to take effect from, the date of the initial decision, we believe that it is reasonably possible that we will be required to pay this tax from the date of the original decision, in which case our total estimated exposure at December 31, 2008, including interest, would be R$835.4 million. This amount does not include approximately R$242.0 million in penalties at December 31, 2008 that we believe we would not be required to pay because we relied upon a judicial decision in not paying the CSLL. We believe that there is a possibility that we will be required to pay related interest and a remote possibility that we will be required to pay fines as a result of this tax litigation. We have not established a provision for these lawsuits.
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

     In addition, we believe that our chances of success are remote in a series of lawsuits in which we challenged the constitutionality of an increase in the federal Contribution for Social Security Financing (Contribuição para Financiamento da Seguridade Social—COFINS), or COFINS, tax rate. We had established total provisions of R$60.8 million at December 31, 2008 for all of our lawsuits relating to the Social Integration Program (Programa de Integração Social), or PIS, and COFINS, including separate lawsuits challenging the basis of calculation of PIS and COFINS. Because we have deposited only R$28.9 million of this amount with the courts, we would be required, in the event we receive final, unfavorable decisions, to pay the remaining amounts for which we have not made deposits.

     We are also parties to a number of lawsuits seeking tax credits that we believe the Brazilian tax authorities have disallowed or limited in violation of the Brazilian Constitution or applicable law. In some cases in which we have received favorable lower court decisions, we have used these credits to offset other tax obligations and have established provisions in an equivalent amount until a final decision is rendered. These provisions totaled R$1,231.2 million at December 31, 2008, as adjusted based on the SELIC interest rate. If we ultimately lose any of these lawsuits, we would be required to pay the tax obligations we had previously offset with those credits, which could materially reduce our liquidity. We believe that losses related to some of these lawsuits are reasonably possible.

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

     Uncertainty over whether possible changes in policies or rules affecting these or other factors may contribute to economic uncertainties in Brazil and to heightened volatility in the Brazilian securities markets and securities issued abroad by Brazilian issuers. The President of Brazil has considerable power to determine governmental policies and actions that relate to the Brazilian economy and, consequently, affect the operations and financial performance of businesses, such as our company. The term of Brazil’s current President, Luiz Inácio Lula da Silva, expires in January 2011, and under Brazilian law he is not permitted to run for another four-year term in the October 2010 elections. Uncertainty regarding the election of President Lula’s successor and speculation about the policies that may be implemented by the Brazilian federal or state governments could adversely affect our business, results of operations and financial condition.

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

     The Brazilian currency has been devalued often during the last four decades. Throughout this period, the Brazilian government has implemented various economic plans and various exchange rate policies, including sudden devaluations, periodic mini-devaluations (during which the frequency of adjustments has ranged from daily to monthly), exchange controls, dual exchange rate markets and a floating exchange rate system. From time to time, there have been significant fluctuations in the exchange rate between the Brazilian currency and the U.S. dollar and other currencies. For example, the real appreciated in value against the U.S. dollar by 8.1% in 2004, 11.8% in 2005, 8.7% in 2006 and 17.2% in 2007. In 2008, primarily as a result of the international financial crisis, the real depreciated by 31.9% against the U.S. dollar and prompted foreign investors to remove billions of reais from the BM&FBOVESPA S.A. - Bolsa de Valores Mercadorias e Futuros (Securities, Commodities and Futures Exchange), which we refer to as the BM&FBOVESPA.

     Depreciation of the real relative to the U.S. dollar also could result in inflationary pressures in Brazil by generally increasing the price of imported products and services and requiring recessionary government policies to curb demand. In addition, depreciation of the real could weaken investor confidence in Brazil and reduce the market price of our class A preferred shares and the ADSs. On the other hand, the appreciation of the real against the U.S. dollar may lead to a deterioration of the country’s current account and the balance of payments and may dampen export-driven growth.

     We had total foreign currency-denominated debt obligations in an aggregate principal amount of R$9,104.9 million (US$3,896.0 million) at December 31, 2008, representing 76.0% of our consolidated indebtedness, excluding related party debt. Our indebtedness denominated in dollars represented 74.3% of our consolidated indebtedness and our indebtedness denominated in Japenese Yen represented 1.6% of our consolidated indebtedness. At December 31, 2008, we had US$453.2 million in U.S. dollar-denominated cash equivalents and other investments. The 31.9% depreciation of the real against the U.S. dollar in 2008 was the primary factor in the 878% increase in our net financial expenses in 2008 which, in turn, was a significant factor in our net loss for 2008. A significant depreciation of the real in relation to the U.S. dollar or other currencies could increase our financial expenses as a result of foreign exchange losses that we must record and could reduce our ability to meet debt service requirements of our foreign currency-denominated obligations, particularly as our net sales revenue is primarily denominated in reais.

     The prices of naphtha, our most important raw material, and of some of our other raw materials are denominated in or linked to the U.S. dollar. In 2008, naphtha and condensate accounted for 64.8% of our direct and indirect consolidated cost of sales and services rendered. When the real depreciates against the U.S. dollar, the cost in reais of our U.S. dollar-linked raw materials increases, and our operating income in reais decreases to the extent that we are unable to pass on these cost increases to our customers.

The Brazilian government’s actions to combat inflation may contribute significantly to economic uncertainty in Brazil and reduce demand for our products.

     Historically, Brazil has experienced high rates of inflation. Inflation, as well as government efforts to combat inflation, had significant negative effects on the Brazilian economy, particularly prior to 1995. The inflation rate, as measured by the General Price Index—Internal Availability (Índice Geral de Preços—Disponibilidade Interna), reached 2,708% in 1993. Although inflation rates have been substantially lower since 1994 than in previous periods, inflationary pressures persist. Inflation rates were 12.1% in 2004, 1.2% in 2005, 3.8% in 2006, 7.9% in 2007 and 9.1% in 2008, as measured by the General Price Index—Internal Availability. The Brazilian government’s measures to control inflation have often included maintaining a tight monetary policy with high interest rates, thereby restricting availability of credit and reducing economic growth. Inflation, actions to combat inflation and public speculation about possible additional actions also contributed materially to economic uncertainty in Brazil and to heightened volatility in the Brazilian securities markets.

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

     Our financial expenses are affected by changes in the interest rates that apply to our floating rate debt. At December 31, 2008, we had, among other debt obligations, R$1,435.9 million of loans and financing and debentures that were subject to the TJLP (Taxa de Juros de Longo Prazo), or TJLP, a long-term interest rate, R$1,189.9 million of loans and financing and debentures that were subject to the Certificado Depositário Interbancário, or CDI, rate, an interbank rate, and R$3,965.8 million of loans and financing that were subject to the London Interbank Offered Rate, or LIBOR. The TJLP includes an inflation factor and is determined quarterly by the Central Bank. In particular, the TJLP and the CDI rate have fluctuated significantly in the past in response to the expansion or contraction of the Brazilian economy, inflation, Brazilian government policies and other factors. For example, in 2008 the CDI rate declined from 11.1% per annum at December 31, 2007 to 13.6% per annum at December 31, 2008. See “Item 11. Quantitative and Qualitative Disclosures about Market Risk.” A significant increase in any of these interest rates could adversely affect our financial expenses and negatively affect our overall financial performance.

Brazilian government exchange control policies could increase the cost of servicing our foreign currency-denominated debt and impair our liquidity.

     The purchase and sale of foreign currency in Brazil is subject to governmental control. In 1990, the Central Bank centralized certain payments of principal on external obligations. Many factors could cause the Brazilian government to institute more restrictive exchange control policies, including the extent of Brazil’s foreign currency reserves, the availability of sufficient foreign exchange on the date a payment is due, the size of Brazil’s debt service burden relative to the economy as a whole, Brazil’s policy towards the International Monetary Fund and political constraints to which Brazil may be subject. A more restrictive policy could increase the cost of servicing, and thereby reduce our ability to pay, our foreign currency-denominated debt obligations and other liabilities. Our foreign-currency debt denominated In dollars and Japanese Yen represented an aggregate of 76.0% of our indebtedness on a consolidated basis at December 31, 2008. If we fail to make payments under any of these obligations, we will be in default under those obligations, which could reduce our liquidity as well as the market price of our class A preferred shares and the ADSs.

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

     Holders may exercise their limited voting rights with respect to our class A preferred shares represented by the ADSs only in accordance with the deposit agreement relating to the ADSs. There are practical limitations upon the ability of ADS holders to exercise their voting rights due to the additional steps involved in communicating with ADS holders. For example, we are required to publish a notice of our shareholders’ meetings in certain newspapers in Brazil. To the extent that holders of our class A preferred shares are entitled to vote at a shareholders’ meeting, they will be able to exercise their voting rights by attending the meeting in person or voting by proxy. By contrast, holders of the ADSs will receive notice of a shareholders’ meeting by mail from the depositary following our notice to the American Depositary Receipt, or ADR, depository requesting the ADR depository to do so. To exercise their voting rights, ADS holders must instruct the depositary on a timely basis. This noticed voting process will take longer for ADS holders than for holders of class A preferred shares. If it fails to receive timely voting instructions for all or part of the ADSs, the depositary will assume that the holders of those ADSs are instructing it to give a discretionary proxy to a person designated by us to vote their ADSs, except in limited circumstances.

     In the limited circumstances in which holders of the ADSs have voting rights, they may not receive the voting materials in time to instruct the depositary to vote the class A preferred shares underlying their ADSs. In addition, the depositary and its agents are not responsible for failing to carry out the voting instructions of the holders of the ADSs or for the manner of carrying out those voting instructions. Accordingly, holders of the ADSs may not be able to exercise their voting rights, and they will have no recourse if the class A preferred shares underlying their ADSs are not voted as requested.

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

     Our corporate affairs are governed by our by-laws and the Brazilian Corporation Law, which differ from the legal principles that would apply if we were incorporated in a jurisdiction in the United States, such as the State of Delaware or New York, or elsewhere outside Brazil. Even if a holder of ADSs surrenders its ADSs and becomes a direct shareholder, its rights as a holder of the class A preferred shares underlying the ADSs under the Brazilian Corporation Law to protect its interests relative to actions by our board of directors may be fewer and less well-defined than under the laws of those other jurisdictions.

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

     Sales of a substantial number of our class A preferred shares could negatively affect the market prices of our class A preferred shares and the ADSs. If, in the future, substantial sales of shares are made by Odebrecht or its affiliates, Petroquisa or other existing or future holders of class A preferred shares, the market price of our class A preferred shares and, by extension, the ADSs may decrease significantly. As a result, holders of the ADSs may not be able to sell the ADSs at or above the price they paid for them.

Holders of the ADSs may be unable to exercise preemptive rights with respect to the class A preferred shares underlying the ADSs.

     Holders of the ADSs will be unable to exercise the preemptive rights relating to the class A preferred shares underlying the ADSs unless a registration statement under the Securities Act is effective with respect to those rights or an exemption from the registration requirements of the Securities Act is available. We are not obligated to file a registration statement with respect to the shares relating to these preemptive rights or to take any other action to make preemptive rights available to holders of the ADSs, and we may not file any such registration statement. If we do not file a registration statement or if we and the depositary decide not to make preemptive rights available to holders of the ADSs, those holders may receive only the net proceeds from the sale of their preemptive rights by the depositary, or if they are not sold, their preemptive rights will be allowed to lapse.

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

     The Brazilian securities markets are substantially smaller, less liquid and more volatile than major securities markets in the United States. The BM&FBOVESPA, which is the principal Brazilian stock exchange, had a market capitalization of R$1,375.3 billion (US$588.5 billion) at December 31, 2008 and an average daily trading volume of US$3.1 billion for 2008. In comparison, The New York Stock Exchange, or the NYSE, had a market capitalization of US$14.3 trillion at December 31, 2008 and an average daily trading volume of US$152.6 billion for 2008. There is also significantly greater concentration in the Brazilian securities markets. The ten largest companies in terms of market capitalization represented approximately 52% of the aggregate market capitalization of the BM&FBOVESPA at December 31, 2008. The ten most widely traded stocks in terms of trading volume accounted for approximately 53% of all shares traded on the BM&FBOVESPA in 2008. These market characteristics may substantially limit the ability of holders of the ADSs to sell class A preferred shares underlying ADSs at a price and at a time when they wish to do so and, as a result, could negatively impact the market price of the ADSs themselves.

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

ITEM 4. INFORMATION ON THE COMPANY

     We are the leading petrochemical company in Latin America, based on average annual production capacity in 2008. We are also the third largest Brazilian-owned private sector industrial company, based on net sales revenue in 2008. We recorded net sales revenue of R$17,959.5 million and a net loss of R$2,492.1 million in 2008, in each case under Brazilian GAAP. We produce a diversified portfolio of petrochemical products and have a strategic focus on polyethylene, polypropylene and polyvinyl chloride, or PVC. We have integrated first and second generation petrochemical production facilities, with 18 plants in Brazil.

     Our registered office is at Rua Eteno, 1561, CEP 42810-000, Camaçari, Bahia, Brazil, and our telephone number at this address is 55-71-3413-2102. Our principal executive office is at Avenida das Nações Unidas, 8,501, São Paulo, SP, CEP 05425-070, Brazil, and our telephone number at this address is 55-11-3576-9000.

History and Development of Our Company

     We were founded in 1972 as Petroquímica do Nordeste Copene Ltda. to plan, execute and coordinate the activities of the Northeastern Complex. The construction of the Northeastern Complex formed part of a development policy of the Brazilian government implemented in the early 1970’s to diversify the geographical distribution of industrial assets and to promote economic growth across different regions of Brazil. On June 18, 1974, we were incorporated as a corporation under the laws of Brazil (with Brazilian company registry No. 29300006939) and were renamed Copene Petroquímica do Nordeste S.A.

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

Consolidation of Minority Interests

     Between 2003 and 2007, we have purchased the minority interests of Nitrocarbano, OPP Química, Polialden, Trikem and Politeno, and merged these companies into Braskem through the following transactions:

  In 2003, (1) we conducted a public exchange offer for the remaining voting share capital of Nitrocarbono not owned by our company and, following the completion of this exchange offer, we merged with Nitrocarbono, (2) we merged with OPP Química, (3) we acquired the remaining outstanding common shares of Polialden, and (4) we acquired substantially all of the remaining outstanding common shares of Trikem and conducted a public exchange offer for the remaining voting share capital of Trikem not owned by our company.
  In 2004, (1) we merged with Trikem, and (2) we acquired additional shares of Polialden, increasing our interest in the total share capital of Polialden from 56.3% to 63.7%.
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
  In May 2006, Polialden merged with and into Braskem. In connection with this merger, (1) we converted 2,632,043 of our class A preferred shares into 2,632,043 common shares in order to maintain the required minimum ratio of our common shares to preferred shares in accordance with the Brazilian Corporation Law after the completion of our merger with Polialden, and (2) we issued 7,878,825 of our class A preferred shares in exchange for 264,886,083 of Polialden’s preferred shares.
  In April 2007, Politeno merged with and into Braskem. In connection with this merger, (1) we converted 486,530 of our class A preferred shares into 486,530 common shares in order to maintain the required minimum ratio of our common shares to preferred shares in accordance with the Brazilian Corporation Law after the completion of our merger with Politeno, and (2) we issued 1,533,670 of our class A preferred shares in exchange for 412,901,157 of Politeno’s class A preferred shares and 2,126,856,433 of Politeno’s class B preferred shares.

Ipiranga Transaction

     In March 2007, we entered into an investment agreement with Ultrapar Participações S.A., or Ultrapar, and Petrobras, which we refer to as the Ipiranga Investment Agreement. On the same date, Ultrapar and the controlling shareholders of Refinaria de Petróleo Ipiranga S.A., or RPI, Companhia Brasileira de Petróleo Ipiranga, or CBPI, and Distribuidora de Produtos de Petróleo Ipiranga S.A., or DPPI, entered into a share purchase and sale agreement, which refer to as the Purchase Agreement, with our company and Petrobras as intervening parties. We refer to the Ipiranga Investment Agreement and the Purchase Agreement together as the Ipiranga Transaction Agreement, and we refer to the transactions contemplated by the Ipiranga Transaction Agreement and the related transactions described below as, collectively, the Ipiranga Transaction.

     Under the Ipiranga Investment Agreement, Ultrapar, as a commission agent acting on behalf of Braskem and Petrobras, acquired 100% of the share capital of Ipiranga Química. As of March 18, 2007, Ipiranga Química owned 86.9% of the voting share capital and 92.4% of the total share capital of Ipiranga Petroquímica. Ipiranga Petroquímica, in turn, owned 29.5% of the share capital of Copesul. In February 2008, Ultrapar transferred 60.0% of the share capital of Ipiranga Química to our company and 40.0% of the share capital of Ipiranga Química to

Petrobras, as required by the Ipiranga Investment Agreement. In addition, under the Ipiranga Investment Agreement, Ultrapar was obligated to transfer 33.3% of the share capital of RPI to our company and 33.3% of the share capital of RPI to Petrobras. As a result of this transfer, which occurred on March 18, 2009, we jointly and equally control RPI with Petrobras and Ultrapar. Under the Ipiranga Investment Agreement, we paid Ultrapar R$651.9 million in April 2007, R$156.7 million in October 2007, R$47.0 million in November 2007 and R$633.5 million in February 2008 for the shares of Ipiranga Química and RPI that we have acquired from Ultrapar in the Ipiranga Transaction.

     Our company, together with Ultrapar and Petrobras, submitted the terms and conditions of the Ipiranga Transaction for review by the Brazilian antitrust authorities in April 2007. On July 9, 2008, the Administrative Council for Economic Defense (Conselho Administrativo de Defesa Econômica) or CADE, approved the Ipiranga Transaction.

     At the time that we entered into the Ipiranga Transaction Agreement, we entered into a memorandum of understanding with Petrobras regarding the interests of Ipiranga Petroquímica in Copesul and the control of Ipiranga Química and Ipiranga Petroquímica, which we refer to as the Ipiranga Memorandum of Understanding. The Ipiranga Memorandum of Understanding granted Petrobras veto rights with respect to certain matters that are subject to the approval of the shareholders and boards of directors of Ipiranga Química, Ipiranga Petroquímica and Copesul.

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

First Phase of the Ipiranga Transaction

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

     At the time of this acquisition, we entered into a shareholders agreement with Ultrapar and Petrobras, which we refer to as the Interim Shareholders Agreement, under which we obtained effective management control over Ipiranga Química and, consequently, Ipiranga Petroquímica and the interest of Ipiranga Petroquímica in Copesul. Under the Interim Shareholders Agreement, we were granted the right to nominate a majority of the board of directors of Ipiranga Química and Ipiranga Petroquímica, and the right to nominate a majority of the nominees of Ipiranga Petroquímica to the board of directors of Copesul. As a result of our acquiring effective management control of Copesul, Ipiranga Química and Ipiranga Petroquímica at that time, we have fully consolidated the results of Copesul and its subsidiaries and consolidated the results of Ipiranga Química and its subsidiaries, including Ipiranga Petroquímica, into our financial statements as from April 1, 2007. The Interim Shareholders Agreement terminated in February 2008 upon the transfer of the shares of Ipiranga Química to our company and Petrobras.

Purchases of Minority Interests in Ipiranga Petroquímica and Copesul

As part of the Ipiranga Transaction:

  in June 2007, EDSP67 Participações S.A., or EDSP67, acquired the 7.6% of the total share capital of Ipiranga Petroquímica not owned by Ipiranga Química for a purchase price of R$117.9 million. In July 2007, Ipiranga Petroquímica was delisted from the São Paulo Stock Exchange, and in August 2007, EDSP67 merged with and into Ipiranga Petroquímica. As a result of these transactions, Ipiranga Petroquímica became a wholly-owned subsidiary of Ipiranga Química; and
  in October 2007, our subsidiary EDSP58 Participações S.A., or EDSP58, acquired 22.7% of the total and voting share capital of Copesul through a public tender offer, or the Copesul Tender Offer, for the Copesul shares not then owned by our company, Ipiranga Petroquímica, Petroquisa or its affiliate, Petroquímica Triunfo S.A., or Triunfo. The purchase price for these shares was R$1,294.2 million. At the time of the Copesul Tender Offer, we owned 60% of the total and voting share capital of EDSP58, and Petrobras owned the remaining share capital of EDSP58. As a result of the Copesul Tender Offer, Copesul was delisted from the São Paulo Stock Exchange in October 2007. In October 2007 and November 2007, EDSP58 purchased additional shares of Copesul at the price per share paid in the Copesul Tender Offer. In November 2007, Copesul redeemed all of its outstanding shares, other than shares held by our company, EDSP58, Ipiranga Petroquímica, Petroquisa and Triunfo at the price per share paid in the Copesul Tender Offer. The aggregate purchase price for the shares purchased and redeemed after the completion of the Copesul Tender Offer was R$124.3 million. In December 2007, EDSP58 merged with and into Copesul. Following this merger, Braskem owned 39.2% of the total and voting share capital of Copesul, Ipiranga Petroquímica owned 39.2% of the total and voting share capital of Copesul and Petroquisa and Triunfo owned 21.6% of the total and voting share capital of Copesul.

Second Phase of Ipiranga Transaction In the second phase of the Ipiranga Transaction:

  in October and November 2007, Ultrapar acquired 88.4% of the voting share capital of RPI not then owned by Ultrapar through a public tender offer for the RPI voting shares and additional purchases of RPI voting shares. As a result, Ultrapar owned 96.0% of the voting share capital, including 32.4% of the total share capital, of RPI;
  in October and November 2007, Ultrapar acquired 82.1% of the voting share capital of DPPI not then owned by Ultrapar through a public tender offer for the DPPI voting shares and additional purchases of DPPI voting shares. As a result, Ultrapar owned 81.9% of the voting share capital, including 27.4% of the total share capital, of DPPI; and
  in November 2007, Ultrapar acquired 53.9% of the voting share capital of CBPI not then owned by Ultrapar through a public tender offer for the CBPI voting shares. As a result of this tender offer, Ultrapar owned 8.3% of the voting share capital, including 2.8% of the total share capital, of CBPI.

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

The fourth phase of the Ipiranga Transaction was completed on March 18, 2009 when Ultrapar delivered 33.2% of the total share capital and voting share capital of RPI to our company and 33.2% of the total share capital and voting share capital of RPI to Petrobras.

Acquisition of Additional Interest in Petroflex

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

Petrobras Transaction

     On November 30, 2007, Braskem entered into an investment agreement with Odebrecht, Petrobras, Petroquisa and Norquisa. On May 14, 2008, Braskem, Odebrecht, Norquisa, Petrobras and Petroquisa entered into an amendment to this agreement. We refer to this agreement, as amended, as the Petrobras Investment Agreement. We refer to the transactions under the Petrobras Investment Agreement as the Petrobras Transaction. Under the Petrobras Investment Agreement, the Petrobras Transaction was completed in two phases.

In the first phase of the Petrobras Transaction, on May 30, 2008:

Petroquisa contributed the following assets to its wholly-owned subsidiary Grust Holdings S.A., or Grust:

36.4% of the voting and outstanding share capital of Copesul;

40.0% of the voting and outstanding share capital of Ipiranga Química; and

40.0% of the voting and outstanding share capital of Paulínia; and

Braskem, Petroquisa and Grust engaged in an exchange of shares transaction (incorporação de ações) in which an aggregate of 46,903,320 of our common shares and 43,144,662 of our class A preferred shares were issued to Petroquisa in exchange for all of the outstanding share capital of Grust.

     As a result of the completion of the first phase of the Petrobras Transaction, Petrobras owns, directly and indirectly, 23.1% of our total share capital, including 30.0% of our voting share capital, and Braskem owned, directly and indirectly:

  99.2% of the outstanding share capital of Copesul;
  all of the outstanding share capital of Ipiranga Química, which in turn owns all of the outstanding share capital of Ipiranga Petroquímica; and
  all of the outstanding share capital of Paulínia.

     Paulínia was incorporated on September 16, 2005 to construct and operate a polypropylene plant that has been constructed in Paulínia, in the State of São Paulo. On that date, we acquired 60.0% of the total and voting share capital of Paulínia. Prior to the completion of the first phase of the Petrobras Transaction, Paulínia was a joint venture between our company and Petroquisa and its results were proportionally consolidated in our financial statements. As a result of the completion of the first phase of the Petrobras Transaction, we have fully consolidated the results of Paulínia into our financial statements as from April 1, 2008.

     Upon the completion of the first phase of the Petrobras Transaction, Petrobras, Petroquisa, Odebrecht and Norquisa, with Braskem as intervening party, entered into a shareholders’ agreement with a term of 25 years, which we refer to as the Petrobras Shareholders’ Agreement. The Petrobras Shareholders’ Agreement superseded the Ipiranga Memorandum of Understanding.

     We and Petrobras submitted the terms and conditions of the Petrobras Transaction to the Brazilian antitrust authorities in December 2007. On July 9, 2008, CADE approved the Ipiranga Transaction.

     Under the Petrobras Investment Agreement, Petrobras had the option in the second phase of the Petrobras Transaction to contribute up to 100% of the share capital of Triunfo to Braskem in exchange for approximately 13.4 million of our class “A” preferred shares. We refer to this option as the Triunfo Option. The Triunfo Option was exercised on May 5, 2009. See “—Other Developments Since January 1, 2008—Acquisition of Triunfo.”

Other Developments Since January 1, 2008 Sale of Interest in Petroflex

     In April 2008, we sold all of our share capital in Petroflex to Lanxess Participações Ltda., or Lanxess, for an aggregate price of R$252.1 million. As a result of this transaction, Petroflex registered a non-operational gain of R$115.6 million.

Mergers of Copesul, Ipiranga Petroquímica and Paulínia into Braskem

     On July 16, 2008, Grust contributed all of the share capital of Copesul that it owned to Ipiranga Petroquímica in exchange for common shares of Ipiranga Petroquímica. On July 28, 2008, Grust distributed these shares of Ipiranga Petroquímica, together with all of the share capital that it owned in Ipiranga Química and Paulínia, to Braskem. On September 11, 2008, Copesul merged with and into Ipiranga Petroquímica. In connection with this merger, Ipiranga Petroquímica issued 494,052,653 of its preferred shares, representing 0.71% of its total share capital, to Triunfo as consideration for the share capital of Copesul that Triunfo owned.

     On September 30, 2008, (1) the share capital of Ipiranga Petroquímica owned by Ipiranga Química was transferred to Braskem, and (2) Ipiranga Petroquímica merged with and into Braskem. In connection with this merger, we issued 1,506,060 of our preferred shares, representing 0.5% of our total share capital, to Triunfo as consideration for the share capital of Ipiranga Petroquímica that it acquired in the merger of Copesul into Ipiranga Petroquímica.

On September 30, 2009, Paulínia merged with and into Braskem.

Change of Corporate Name of Ipiranga Química

On October 2, 2008, Ipiranga Química changed its corporate name to IQ Soluções & Química.

Acquisition of Minority Interest in RPI

     On March 18, 2009, the fourth phase of the Ipiranga Transaction was completed when Ultrapar delivered 33.2% of the total share capital and voting share capital of RPI to our company; and 33.2% of the total share capital and voting share capital of RPI to Petrobras. In October 2008, RPI changed its corporate name to Refinaria de Petroleo Riograndense S.A.

Acquisition of Triunfo

     On May 5, 2009, the second phase of the Petrobras Transaction was completed with the merger of Triunfo with and into Braskem. Braskem issued an aggregate of 13,387,157 of our class A preferred shares to the shareholders of Triunfo as consideration for their equity interests in Triunfo. Prior to this merger, Triunfo owned and operated a polyethylene plant located in the Southern Complex with an annual production capacity of 160,000 tons. As a result of the merger, we will consolidate the results of Triunfo into our financial statements as from May 1, 2009.

     The following chart presents the corporate structure of our principal subsidiary and equity investment as of July 7, 2009. The percentages in bold italics represent the percentage of the voting share capital owned directly and indirectly by the parent company of each entity, and the percentages not in bold italics represent the percentage of the total share capital owned directly and indirectly by the parent company of each entity. All of these companies are organized under Brazilian law.

Petrochemical Industry Overview Structure

     The petrochemical industry transforms crude oil by-products, principally naphtha, or natural gas into widely used industrial and consumer goods. The Brazilian petrochemical industry is generally organized into first, second and third generation producers based on the stage of transformation of various petrochemical raw materials, or feedstocks.

First Generation Producers

     Brazil’s first generation producers, which are referred to as “crackers,” break down or “crack” naphtha or natural gas, their principal feedstock, into basic petrochemicals. There are four crackers in Brazil. Three of these crackers purchase naphtha, which is a by-product of the oil refining process, primarily from Petrobras, as well as from other suppliers located outside of Brazil. The fourth, Rio Polímeros S.A., or Rio Polímeros, purchases natural gas from Petrobras. The basic petrochemicals produced by the crackers include:

  olefins, primarily ethylene, propylene and butadiene; and
  aromatics, such as benzene, toluene and xylenes.

     We and Quattor Participações S.A., or Quattor, operate Brazil’s four crackers and sell basic petrochemicals to second generation producers, including second generation producers that are part of our respective companies. The basic petrochemicals, which are in gaseous or liquid form, are transported primarily through pipelines to the second generation producers’ plants, generally located near the crackers, for further processing.

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

     There are 11 second generation producers operating in Brazil. Intermediate petrochemicals are produced in solid form as plastic pellets or powders and are transported primarily by truck to third generation producers, which generally are located far from the second generation producers.

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
  the Southern Complex located in Triunfo in the State of Rio Grande do Sul, where we operate the cracker;
  the São Paulo Complex located in Capuava in the State of São Paulo, or the São Paulo Complex, where Petroquímica União, or PQU, a subsidiary of Quattor, operates the cracker; and
  the Rio de Janeiro Complex located in Duque de Caxias in the State of Rio de Janeiro, or the Rio de Janeiro Complex, where Rio Polímeros, a subsidiary of Quattor, operates the cracker.

     Each complex has a single first generation producer, also known as the “raw materials center,” and several second generation producers that purchase feedstock from the raw materials center.

     The Northeastern Complex commenced operations in 1978. We operate the raw materials center at the Northeastern Complex and it supplies first generation petrochemicals to eight second generation producers located at the Northeastern Complex and elsewhere, including our Polyolefins Unit. At December 31, 2008, our raw materials center in the Northeastern Complex had an annual ethylene production capacity of 1,280,000 tons, which accounted for 36.3% of Brazil’s ethylene production capacity, according to data published by ABIQUIM.

     The Southern Complex commenced operations in 1982. We operate the raw materials center at the Southern Complex and it supplies first generation petrochemicals to seven second generation producers located at the Southern Complex, including our Polyolefins Unit. At December 31, 2008, our raw materials center in the Southern Complex had an annual ethylene production capacity of 1,252,000 tons, which accounted for 35.5% of Brazil’s ethylene production capacity, according to data published by ABIQUIM.

     The São Paulo Complex, which is the oldest petrochemical complex in Brazil, commenced operations in 1972. PQU operates the raw materials center and integrated first and second generation facilities located at the São Paulo Complex. At December 31, 2008, PQU had an annual ethylene production capacity of 700,000 tons, according to our internal estimates.

     The Rio de Janeiro Complex commenced operations in 2005. Rio Polímeros operates the raw materials center at the Rio de Janeiro Complex and supplies first generation petrochemicals to one second generation producer located at the Rio de Janeiro Complex. At December 31, 2008, Rio Polímeros had a maximum annual ethylene production capacity of 520,000 tons, according to our internal estimates.

Role of the Brazilian Government

     The current structure of the Brazilian petrochemical industry reflects the Brazilian government’s plan, developed during the 1970’s, to establish a domestic petrochemical industry to serve Brazilian markets. First and second generation producers are located within close proximity of each other to allow the common use of facilities, such as utilities, and to facilitate the delivery of feedstocks. Prior to their privatization by the Brazilian government, the expansion of production capacity at the crackers and the second generation producers was coordinated to ensure that the supply of petrochemicals met expected demand. The infrastructure that was developed around the complexes fostered the interdependence of first and second generation producers, as limited facilities were constructed for purposes of transportation and storage of feedstocks for import or export.

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

     In 1992, the Brazilian government began a privatization program to reduce significantly its ownership of the petrochemical industry. This program was designed to increase private investment in the petrochemical industry and to improve its efficiency. As a result of the privatization program, the Brazilian government’s ownership of our common shares, and of the common shares of Copesul and PQU, was significantly reduced, replaced by private sector entities. As a result of a similar privatization process, private ownership of the second generation producers increased.

     Beginning in 2001, our company began the process of consolidating first and second generation petrochemical assets as described in “—History and Development of Our Company.” Between 2001 and 2006, we acquired control over OPP Química, Polialden, Politeno, Trikem, Proppet and Nitrocarbono, each of which produced second generation petrochemicals, as well as a minority interest in Copesul.

     In 2007, the consolidation of the Brazilian petrochemical industry continued. In March 2007, we entered into agreements under which we acquired control of the petrochemical assets of the Ipiranga Group, including a controlling interest in Ipiranga Petroquímica and a minority interest in Copesul, which resulted in our achieving control over Copesul, as described in “—History and Development of Our Company—Ipiranga Transaction.” In November 2007, Petrobras entered into the agreements with us described in “—History and Development of Our Company—Petrobras Transaction,” and entered into agreements with Unipar—União de Indústrias Petroquímicas S.A., or Unipar, under which Quattor was formed.

     Quattor was formed by Petrobras and Unipar in June 2008 with Unipar owning 60% of its share capital and Petrobras owning, directly and indirectly, 40% of its share capital. As a result of contributions made to Quattor by

Unipar and Petrobras, Quattor controls Rio Polímeros, PQU, Suzano (which Petrobras acquired in November 2008), Polietilenos União S.A. and Unipar’s chemical division.

     As a result of these transactions, all of the ethylene production capacity in Brazil is owned by our company and Quattor and substantially all of the polyethylene and polypropylene production capacity in Brazil is owned by our company and Quattor.

Role of Petrobras

     Prior to 1995, Brazil’s Constitution granted a monopoly to the Brazilian government, exercised through Petrobras, over the research, exploration, production, refining, importing and transporting of crude oil and refined petroleum products (excluding petrochemical products) in Brazil. The Brazilian Constitution also provided that byproducts of the refining process, such as naphtha, could only be supplied in Brazil by or through Petrobras. Naphtha is the principal feedstock used in Brazil for the production of basic petrochemicals such as ethylene and propylene. In 1995, the Brazilian Constitution was amended to allow petroleum and petroleum related activities to be carried out by private companies through concessions or authorizations granted by the Brazilian government. Since 1995, the Brazilian government has taken several measures to liberalize the petrochemical industry in Brazil.

     In 1997, Law No. 9,478/97 implemented the 1995 constitutional amendment by creating the Brazilian Energy Policy Council (Conselho Nacional de Política Energética) and the National Petroleum Agency (Agência Nacional de Petróleo), which were charged with regulating and monitoring the oil industry and the Brazilian energy sector. Following the creation of the National Petroleum Agency, new rules and regulations have been implemented, aimed at gradually ending Petrobras’ monopoly. Our company has imported naphtha from trading companies and oil and gas producers located abroad since 1997 and Copesul began doing so in 2000. During 2008, Petrobras produced and sold 60.3% of the naphtha consumed by our company, and the remaining naphtha consumed by our company was imported.

     As a result of the Petrobras Transaction and the formation of Quattor, Petrobras owns substantial minority interests in both our company and Quattor.

Tariffs

     We set prices for ethylene, the principal first generation petrochemical product that we sell to third-party second generation producers, by reference to international market prices. See “Item 4. Information on the Company—Basic Petrochemicals Unit—Sales and Marketing of our Basic Petrochemicals Unit.” Prices paid by second generation producers for imported first generation petrochemical products partly reflect transportation and tariff costs. We establish the prices of ethylene by-products, such as butadiene, by reference to several market factors, including the prices paid by second generation producers for imported products. Prices paid for such imports also reflect transportation and tariff costs.

     Second generation producers, including our company, generally set prices for their petrochemical products by reference to several market factors, including the prices paid by third generation producers for imported products. Prices paid for such imports also reflect transportation and tariff costs.

     The Brazilian government has frequently used import tariffs to implement economic policies. As a result, import tariffs generally vary significantly, especially those imposed on petrochemical products. Imports and exports within the free trade area composed of Argentina, Brazil, Paraguay and Uruguay in South America (Mercado Comum do Sul), or Mercosul, have not been subject to tariffs since December 2001. The following table shows the fluctuation of the tariffs on certain basic petrochemicals and second generation petrochemicals from 1999 through 2008. The tariff rates shown are those applicable at the end of the respective years, except where indicated.

26

	2008	2007	2006	2005	2004	2003	2002 (1)	2001 (2)	2000	1999
						(%)
First generation
Petrochemicals:
Ethylene	2.0	2.0	2.0	2.0	2.0	3.5	3.5	4.5	5.0	5.0
Propylene	2.0	2.0	2.0	2.0	2.0	3.5	3.5	4.5	5.0	5.0
Caustic soda	8.0	8.0	8.0	8.0	8.0	9.5	9.5	10.5	11.0	11.0
Second generation
Petrochemicals:
Polyethylene	14.0	14.0	14.0	14.0	14.0	15.5	15.5	16.5	17.0	17.0
Polypropylene	14.0	14.0	14.0	14.0	14.0	15.5	15.5	16.5	17.0	17.0
PVC (3)	14.0	14.0	14.0	14.0	14.0	15.5	15.5	16.5	17.0	17.0
Caprolactam	12.0	12.0	12.0	12.0	12.0	13.5	13.5	14.5	15.0	15.0

(1)	In 2002, the official tariff was 1.5% less than the rate shown. An additional surcharge of 1.5% assessed on imported products is included in the rate shown.

(2)	In 2001, the official tariff was 2.5% less than the rate shown. An additional surcharge of 2.5% assessed on imported products is included in the rate shown.

(3)	Imports of suspension PVC from the U.S. and Mexico have been subject to tariffs of 16.0% and 18.0%, respectively, since 1992 as a result of the imposition of anti-dumping duties by the Brazilian Foreign Trade Chamber (CAMEX—Câmara de Comércio Exterior) of the Ministry of Development, Industry and Trade.
These duties will expire on December 14, 2009, unless extended.

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

     Brazilian GDP increased by an estimated 5.1% in 2008, but declined by an estimated 3.6% in the fourth quarter of 2008. The moderate growth of Brazilian GDP during the first three quarters of 2008 contributed to a 27.0% annual increase in domestic PVC consumption and a 4.9% increase in annual domestic polyolefins consumption (excluding consumption of ethyl vinyl acetate copolymer, or EVA). The strong growth in civil construction sector positively affected domestic PVC consumption and the significant growth in other industrial sectors, such as non-durable goods, automotive and food, positively affected domestic consumption of thermoplastic resins generally. However, in the fourth quarter of 2008, as a result of the steep decline in naphtha prices domestic consumers of PVC and polyolefins resins reduced their purchases of thermoplastic resins, utilizing inventories for their own production, in anticipation of reductions in the prices of thermoplastic resins. In addition, the depreciation of the real against the U.S. dollar and the reduced availability of liquidity and credit as a result of the global financial and credit crisis contributed to a decline in Brazilian GDP in the fourth quarter of 2008. Although we believe that domestic demand for thermoplastic resins from the consumer goods sector may offset the decline in demand for thermoplastic resins from economic sectors that are dependent on exports and credit (such as the agribusiness, automotive and home appliance sectors), we can offer no assurances that domestic demand for thermoplastic will not continue to be affected by global macroeconomic factors.

     Price competition in the international markets in 2008 as a result of reduced global demand for polyolefins resulted in a 24.2% increase in Brazilian polyolefins imports, which represented 18.3% of Brazilian consumption in 2008, and a 33.4% decline in Brazilian polyolefins exports. This increased competition, together with the shutdown of Solvay’s Brazilian PVC production for almost three months in the third quarter of 2008, resulted in a 106.9% increase in Brazilian PVC imports, which represented 35.1% of Brazilian consumption in 2008, and a 49.8% decline in Brazilian PVC exports.

     The following table sets forth information relating to our production, the estimated production of other Brazilian companies and exports and imports of the products included therein for the years indicated.

				Total			Estimated
		Total		Production of			Total Brazilian
		Brazilian	Our Total	Other Brazilian	Total	Total	Domestic
		Production	Production (1)	Companies	Imports	Exports	Consumption
				(thousands of tons)
Olefins(2)
2008	(3)	4,882.1	3,380.1	1,501.9	36.9	58.1	4,860.9
2007		5,414.4	3,321.2	2,093.2	9.2	163.8	5,259.8
2006		5,288.1	1,778.6	3,509.5	3.2	166.1	5,125.2
Aromatics(4)
2008	(3)	1,340.9	1,006.2	334.7	8.9	543.8	806.0
2007		1,564.8	1,059.6	502.2	55.3	558.4	1,061.7
2006		1,433.3	704.9	728.4	87.5	388.1	1,132.8
Polyolefins(5)
2008	(3)	3,451.0	2,234.1	1,273.7	619.4	690.6	3,379.8
2007		3,760.3	2,257.1	1,402.0	498.8	1,036.9	3,222.2
2006		3,669.9	1,709.5	1,960.4	415.2	1,031.3	3,053.8
PVC
2008	(3)	698.7	508.5	190.2	365.6	21.7	1,042.6
2007		686.5	465.4	221.0	176.7	43.2	820.0
2006		676.3	447.4	228.9	126.6	35.6	767.3

(1)	Includes Paulínia as from April 1, 2008, Copesul and Ipiranga Petroquímica as from April 1, 2007, and Politeno as from April 1, 2006.

(2)	Includes ethylene, propylene and butadiene.

(3)	Preliminary data.

(4)	Includes benzene, toluene and xylenes.

(5)	Includes polyethylene, ethyl vinyl acetate copolymer and polypropylene.

Sources: Brazilian Association of Chemical Industry and Derivative Products and Braskem.

     The above estimates of total domestic consumption assume that all domestic production is immediately sold in the market and that there has been no change in total domestic inventory.

Overview of Our Company’s Operations

     We are the leading petrochemical company in Latin America, based on average annual production capacity in 2008. We are also the third largest Brazilian-owned private sector industrial company, based on net sales revenue in 2008. We recorded net sales revenue of R$17,959.5 million and a net loss of R$2,492.1 million in 2008. We produce a diversified portfolio of petrochemical products in our 18 plants in Brazil and have a strategic focus on polyethylene, polypropylene and PVC. We were the first Brazilian company with integrated first and second generation petrochemical production facilities.

     We have grown over the past five years primarily as the result of the integration of the operations of nine Brazilian petrochemical companies: our company, which was formerly named Copene Petroquímica do Nordeste

S.A.; OPP Química; Polialden; Politeno; Trikem; Proppet; Nitrocarbono; Copesul and Ipiranga Petroquímica. All of these companies have been merged with and into Braskem.

Our business operations are organized into four business units, which correspond to our principal production processes and products. Our business units are as follows:

  Basic Petrochemicals, which accounted for R$14,257.5 million, or 58.3%, of the net sales revenue of all segments, including net sales to our other business units, and had an operating margin of 6.1% in 2008;
  Polyolefins, which accounted for R$7,534.0 million, or 30.8%, of the net sales revenue of all segments and had an operating margin of 10.1% in 2008;
  Vinyls, which accounted for R$2,052.8 million, or 8.4%, of the net sales revenue of all segments and had an operating margin of 15.1% in 2008; and
  IQ Soluções & Química, which accounted for R$601.8 million, or 2.5%, of the net sales revenue of all segments and had an operating margin of 5.9% in 2008.

     Our IQ Soluções & Química business unit was created in April 2007 following our acquisition of control of Ipiranga Química. The operations of Copesul that we acquired in the Ipiranga Transaction are now part of our Basic Petrochemicals business unit and the operations of Ipiranga Petroquímica that we acquired in the Ipiranga Transaction are now part of our Polyolefins business unit. In 2008, we implemented an organizational structure under which the operations of our former Business Development business unit were split; our caprolactam production operations are now included in our Basic Petrochemicals business unit and the remaining operations of our former Business Development unit are now included in our Polyolefins business unit.

     We believe the integration of the operations of the companies that formed our company has produced, and will continue to produce, significant synergies and cost savings from reductions in taxes, procurement and logistics expenses, production expenses, general and administrative expenses and other operating expenses.

Basic Petrochemicals Unit

     At December 31, 2008, our Basic Petrochemicals facilities had one of the largest average annual production capacities of all first generation producers in Latin America. Our Basic Petrochemicals Unit accounted for R$14,257.5 million, or 58.3%, of the net sales revenue of all segments in 2008, including net sales to our other business units. Net sales to our other business units were R$6,552.7 million in 2008, representing 46.0% of the net sales revenue of our Basic Petrochemicals Unit.

     Prior to April 2007, our Basic Petrochemicals Unit was comprised of the operations conducted by our company in the Northeastern Complex. As a result of our obtaining effective management control over Copesul in April 2007, we have fully consolidated Copesul’s results in our consolidated financial statements and included Copesul’s results in our Basic Petrochemicals segment as from as from April 1, 2007. On September 11, 2008, Copesul merged with and into Ipiranga Petroquímica, and on September 30, 2008, Ipiranga Petroquímica merged with and into Braskem.

Our Basic Petrochemicals Unit produces:

  olefins, such as ethylene, polymer and chemical grade propylene, butadiene, isoprene and butene-1;
  aromatics, such as benzene, toluene, para-xylene, ortho-xylene and mixed xylene;
  caprolactam. cyclohexane, cyclohexanone and ammonium sulfate;
  fuels, such as automotive gasoline and liquefied petroleum gas, or LPG; and
  methyl tertiary butyl ether, or MTBE, solvent C9 and pyrolysis C9.

     The products of our Basic Petrochemicals Unit are used primarily in the manufacture of intermediate second generation petrochemical products, including those manufactured by our other business units. Our Basic Petrochemicals Unit also supply utilities to other plants located in the Northeastern Complex and the Southern Complex and render services to the operators of those plants.

     In 2008, 83.1% of our Basic Petrochemicals Unit’s sales (including intra-company sales) were derived from the sale of basic petrochemicals, 6.1% from the sale of condensate, 4.9% from the sale of fuels, 4.2% from the sale of utilities and services and 1.7% from the sale of caprolactam and related products. In 2008, 46.0% of our Basic Petrochemicals Unit’s net sales revenue from sales of basic petrochemicals was derived from sales made to our other business units.

     Although we anticipate that long-term growth for thermoplastic products in Brazil will continue due to increasing demand for consumer products, domestic demand for thermoplastic products and, consequently, many of the products of our Basic Petrochemicals Unit, was adversely effected in the second half of 2008, particularly in the fourth quarter, reflecting a general decline in economic growth in Brazil related to the global financial and credit crisis. We believe that our Basic Petrochemicals Unit is well positioned to take advantage of increased demand for basic petrochemicals products in Brazil, both by our other business units and by third parties, as domestic demand recovers. As a result of the weakness in domestic demand for thermoplastics, as well as price instability as domestic prices of our products were realigned following the decline in global petroleum prices and the significant depreciation of the real against the U.S. dollar in the second half of 2008, we temporarily shut down one of our ethylene crackers in the Northeastern Complex and one of our ethylene crackers in the Southern Complex in December 2008. We resumed production at these facilities in February 2009 and beginning in March 2009 production reached historical capacity utilization rates. Also in reaction to the weakness in demand for our basic petrochemical products from second-generation producers in Brazil, we diverted sales of these products to the export market in the second half of 2008 and continue to export a greater percentage of these products than we have historically exported. As the margins that we are able to generate on our exported basic petrochemical products are similar to those we have historically generated, we do not believe that the temporary diversion of our basic petrochemical products to the export markets will have a material adverse effect on our operations or operating income. However, a prolonged slowdown in economic activity in Brazil and elsewhere could continue to reduce demand for some of our basic petrochemical products, which would adversely affect our results of operations.

Products of Our Basic Petrochemicals Unit

     Our other business units and third-party petrochemical producers use ethylene and propylene produced by our Basic Petrochemicals Unit to produce second generation products such as polyethylene, polypropylene and PVC. We also sell butadiene and a variety of aromatics, such as benzene, para-xylene, ortho-xylene and mixed xylenes, to third-party petrochemical producers for use as raw materials in the production of a variety of second generation products, including synthetic rubber, elastomers, resins, ethyl benzene (which is used to make styrene monomer/polystyrene), cumene, linear alkyl benzene, purified terephthalic acid, dimethyl terephthalate, or DMT, phthalic anhydride, plasticizers and paint.

     The following table sets forth a breakdown of the sales volume and net sales revenue of our Basic Petrochemicals Unit (including our intra-company sales) by product line and by market for the periods indicated.

				Years Ended December 31,
		2008			2007 (1)			2006
	Quantities			Quantities			Quantities
	Sold (2)	Net Sales Revenue		Sold (2)	Net Sales Revenue		Sold (2)	Net Sales Revenue
	(thousands	(millions of		(thousands	(millions of		(thousands	(millions of
	of tons)	reais)	(%)	of tons)	reais)	(%)	of tons)	reais)	(%)
Domestic net sales:
Ethylene	2,095.1	R$5,639.2	39.6%	2,068.4	R$4,826.4	37.0%	1,108.5	R$2,529.4	35.3%
Propylene	994.5	2,303.3	16.2	945.1	2,045.3	15.7	413.0	871.6	12.2
Butadiene	212.2	655.4	4.6	195.6	447.9	3.4	140.9	341.9	4.8
Benzene	295.2	590.0	4.1	341.3	722.8	5.5	203.0	398.0	5.6
Others	478.1	956.9	6.7	497.6	892.2	6.8	377.0	837.8	11.7
Total domestic net sales of
basic petrochemicals	4,075.0	10,144.7	71.2	4,047.9	8,934.7	68.2	2,242.4	4,978.6	69.9

				Years Ended December 31,
		2008			2007 (1)			2006
	Quantities			Quantities			Quantities
	Sold (2)	Net Sales Revenue		Sold (2)	Net Sales Revenue		Sold (2)	Net Sales Revenue
	(thousands	(millions of		(thousands	(millions of		(thousands	(millions of
	of tons)	reais)	(%)	of tons)	reais)	(%)	of tons)	reais)	(%)
Total export net sales of basic
petrochemicals	946.2	1,708.2	12.0	956.7	2,186.6	16.7	541.6	953.4	13.3
Total net sales of basic
petrochemicals	5,021.2	11,852.9	83.1	5,004.6	11,121.3	84.9	2,784.1	5,932.0	82.9
Condensate		863.6	6.1		375.9	2.8		—	—
Caprolactam and related
products(3)	111.1	241.9	1.7	142.9	299.3	2.3	134.8	273.5	3.8
Fuels		701.9	4.9		627.9	4.8		417.3	5.8
Utilities (4)		597.2	4.2		611.7	4.8		534.7	7.5
Total Basic Petrochemicals
Unit net sales revenue (5)		R$14,257.5	100%		R$13,036.1	100%		R$7,157.6	100%

(1)	Includes Copesul as from April 1, 2007.

(2)	Includes the following intra-company sales:

approximately 1,708,300 tons of ethylene in 2008, 1,644,000 tons in 2007 and 800,600 tons in 2006;

approximately 634,400 tons of propylene in 2008, 567,800 tons in 2007 and 86,500 tons in 2006;

approximately 18,400 tons of para-xylene in 2007 and 42,300 tons in 2006; and

approximately 55,800 tons of benzene in 2008, 62,800 tons in 2007 and 53,400 tons in 2006.

(3)	In May 2009, we temporarily closed our caprolactam plant.

(4)	Utilities include electric power, steam, treated water and compressed air.

(5)	Includes basic petrochemicals, condensate, caprolactam and related products, fuels and utilities.

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

Condensate

     Condensate is a low-density mixture of hydrocarbon liquids that are present in gaseous from in the raw natural gas produced from many natural fields and recovered through a condensation process. We resell condensate that we purchase from our raw material suppliers to RPI for further refining into naphtha which we then purchase from RPI.

Caprolactam and Related Products

     Caprolactam is a raw material that forms the basis for the production of Nylon-6 textile thread, engineering resins and film, and is a structural material in the motor and electronics industries. We also produce ammonium sulfate for use as a fertilizer, and cyclohexane and cyclohexanone, both for use in paint solvents, pesticides, natural resins, oils and rubber.

     In May 2009, we temporarily closed our caprolactam plant. We are continuing to analyze our options regarding the resumption of caprolactam production based on our estimate of Brazilian demand for this product and our cost of production. Pending completion of this review, we are continuing to serve our caprolactam customers with our inventory of caprolactam and related products.

Fuels

     Our company has been authorized by the National Petroleum Agency to produce and sell automotive gasoline since August 15, 2000 and LPG since October 2, 2001, both domestically and for export. We have been producing and selling both automotive gasoline and LPG since these dates.

Utilities

     We produce electric power, steam, compressed air and purified drinking and demineralized water, some of which are by-products of our production of basic petrochemicals. We use these utilities in our own production processes, including those of our Polyolefins Unit and our Vinyls Unit, and sell these utilities to approximately 40 companies in the Northeastern Complex and six companies in the Southern Complex. Our utilities facilities include units for thermoelectric power generation, water treatment and the production of steam and compressed air.

     We self-generate approximately 45% of the Northeastern Complex’s energy consumption requirements, and the remainder is furnished by Companhia Hidro Elétrica do São Francisco—CHESF, or CHESF, a Brazilian government-owned electric power generation company located in the State of Bahia, and by Companhia de Eletricidade do Estado da Bahia—COELBA.

     We self-generate approximately 35% of the Southern Complex’s energy consumption requirements, and the remainder is acquired primarily under auction contracts in the free market for energy (Mercado Livre de Energia) from several companies.

Production Facilities of Our Basic Petrochemicals Unit

     We believe that the technological processes we use at our basic petrochemicals plants are among the most advanced in the world. We currently own and operate five major basic petrochemicals units (Olefins 1, Olefins 2, Aromatics 1, Aromatics 2 and Energy and Services) in the Northeastern Complex and four major basic petrochemicals units (two olefins units, one aromatics units and a utilities unit) located in the Southern Complex. We define the term “unit” to mean several plants that are linked together to produce olefins, aromatics or utilities. As a result, the production capacity of Aromatics units 1 and 2 is the sum of the production capacities of the various plants that form these units. During 2008, we expanded the annual production capacity of our Olefins 1 Unit in the Southern Complex by 52,000 tons of ethylene and 30,000 tons of propylene. At December 31, 2008, our basic petrochemicals plants had total annual production capacity of 2,532,000 tons of ethylene and 1,210,000 tons of propylene.

     The table below sets forth the name, primary products, annual production capacity at December 31, 2008 and annual production for the years presented for each of our principal Basic Petrochemicals units and plants.

		Annual		Production
		Production	For the Year Ended December 31,
Name	Primary Products	Capacity	2008	2007	2006
		(in tons, except automotive gasoline)
Northeastern Complex:
Olefins units 1 and 2	Ethylene	1,280,000	1,047,349	1,170,000	1,103,969
	Propylene	550,000	472,285	561,648	520,413
Plants of aromatics units 1 and 2:
Butadiene plants 1 and 2	Butadiene	175,000	144,917	145,616	154,227
MTBE plants 1 and 2	MTBE	140,000	112,807	114,979	118,691
Butene-1 plant	Butene-1	35,000	25,515	27,750	24,701
Isoprene plant	Isoprene	26,800	18,904	13,024	12,500

		Annual		Production
		Production	For the Year Ended December 31,
Name	Primary Products	Capacity	2008	2007	2006
		(in tons, except automotive gasoline)
	Dicyclopentadiene	24,000	22,388	25,011	16,517
Sulfolane plants 1, 2 and 3	Coperaf – 1 (1)	120,000	26,813	49,933	86,773
BTX fractionation plants 1 and 2	Benzene	427,000	360,127	409,733	400,793
	Toluene (2)	42,000	40,876	47,954	44,778
C8+ fractionation plant	Mixed xylenes (2)	40,000	30,773	56,197	55,853
	Ortho-xylene	62,000	57,407	70,207	76,450
	Solvent C9 (1)	30,000	21,661	36,565	23,426
Parex plant	Para-xylene	203,000	129,231	141,664	128,672
Blending plant	Automotive gasoline (3)	600,000	410,308	322,266	374,504
	LPG	25,000	5,154	8,135	15,476
Caprolactam plant(4)	Caprolactam	56,000	37,095	46,087	41,615
	Cyclohexane	78,000	16,641	66,793	57,764
	Cyclohexanone	49,000	2,580	44,574	40,964
	Ammonium sulfate	103,000	63,311	89,740	78,296
Southern Complex(5):
Olefins units 1 and 2	Ethylene	1,252,000	1,069,576	899,753
	Propylene	660,000	560,093	466,106
	Propane	16,000	1,946	2,797
	Low Sulphur Fuel Oil	169,000	57,722	135,910
Aromatics unit:
Butadiene plant	Butadiene	105,000	85,883	77,302
MTBE plant	MTBE	132,000	—	43,628
	ETBE	155,000	145,619	47,358
Butene-1 plant	Butene-1	60,000	54,299	30,052
	Heavy C4 (6)	52,000	53,728	27,948
BTX fractionation plant	Benzene	275,000	268,543	228,184
	Toluene (2)	91,000	69,942	64,405
	Mixed xylenes (2)	77,000	49,273	41,217
	Aromatic C7C8	95,000	43,729	19,394
	Aromatic C9	12,000	4,910	3,369
	C6C8 Rafinate	87,000	10,642	5,714
PGH plant	Pyrolysis C9	76,000	39,217	11,168
Solvent plant	C6 Solvent	27,000	3,521	4,338
Blending plant	Automotive gasoline (3)	500,000	282,213	247,626
	LPG	45,000	1,331	2,704

(1)	Solvents.

(2)	Actual production may exceed production capacity based on the quantity of toluene and mixed xylenes consumed in the production of para-xylene.

(3)	Automotive gasoline in cubic meters per year.

(4)	In May 2009, we temporarily closed our caprolactam plant.

(5)	Represents Copesul as from April 1, 2007.

(6)	Actual production may exceed production capacity based on the quantity of heavy C4 consumed in the production of butadiene and butane-1.

Raw Materials of Our Basic Petrochemicals Unit

Naphtha

     Naphtha, a petroleum derivative, is the principal raw material that we use to produce our basic petrochemical products and represents the principal production and operating cost of our Basic Petrochemicals Unit. We also use condensate as a raw material in our basic petrochemical units in the Southern Complex. The price of naphtha and condensate that we purchase varies primarily based on changes in the U.S. dollar-based international price of crude oil. In 2008, naphtha and condensate accounted for 80.4% of the total cost of sales of our Basic Petrochemicals Unit and 64.8% of our direct and indirect consolidated cost of sales and services rendered.

     The following table shows the average Amsterdam-Rotterdam-Antwerp market price of naphtha for the periods indicated.

			Amsterdam-Rotterdam-Antwerp
			Market Price of Naphtha
	2009		2008	2007	2006
			(in U.S. dollars per ton)
Average(1)	US$455.34		US$791.34	US$675.48	US$564.74
Month ended:
January	352.37		827.43	509.23	561.81
February	397.74		832.87	550.85	529.67
March	398.36		864.49	603.95	528.65
April	425.55		909.74	655.37	588.84
May	477.22		986.96	685.22	601.91
June	568.67		1,091.85	663.05	613.14
July	567.50	(2)	1,082.31	683.82	644.24
August			955.41	645.09	620.04
September			846.83	692.60	524.71
October			528.75	745.87	509.91
November			306.27	828.41	514.96
December			258.16	834.14	545.11

(1)	The information in the “Average” row represents (i) during 2008, 2007 and 2006, the mean average of average monthly naphtha prices during the year, and (ii) during 2009, the mean average of average monthly naphtha prices from January through June.

(2)	Through July 7, 2009.

Source: Platts. The Northeastern Complex is located:

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

     We use the Madre de Deus Port Terminal to unload naphtha that is imported or that is shipped from Petrobras refineries located outside the State of Bahia. At the port terminal of Aratú, we use (1) the Raw Materials Terminal (which we own) to import naphtha and condensate, (2) the Terminal Químico de Aratú (which is owned by Terminal Químico de Aratú S.A.—TEQUIMAR, a Brazilian fuel distribution company which is a subsidiary of Ultrapar) to distribute our liquid products, and (3) the Terminal de Gases (which we own) to distribute our gas products.

     A pipeline that is owned and operated by Petrobras transports naphtha from the Madre de Deus Terminal to Refinaria Landulfo Alves where it interconnects with the refinery’s naphtha pipeline system. Refinaria Landulfo

Alves’ naphtha pipeline system interconnects with the pipeline system of the port terminal of Aratú, through which naphtha is transported to our basic petrochemicals plants in the Northeastern Complex.

The Southern Complex is located:

  24 kilometers from Refinaria Alberto Pasqualini—Refap, or REFAP (located in Canoas in the State of Rio Grande do Sul), a refinery that is owned and operated by Petrobras; and
  122 kilometers from the Almirante Soares Dutra Terminal (located in Osório in the State of Rio Grande do Sul), a port terminal owned and operated by Petrobras Transporte S.A.—Transpetro, or Transpetro, a subsidiary of Petrobras.

     We use the Almirante Soares Dutra Terminal to unload naphtha and condensate that is imported or that is shipped from Petrobras refineries located outside the State of Rio Grande do Sul. We own a pipeline that is operated by Transpetro which transports naphtha from the Almirante Soares Dutra Terminal to REFAP. This pipeline interconnects with REFAP’s naphtha pipeline system. Naphtha and condensate are transported to the Southern Complex’s basic petrochemicals plants through REFAP’s naphtha pipeline system.

Supply Contracts and Pricing of the Basic Petrochemicals Unit

     The following table shows the distribution of the naphtha purchases by our Basic Petrochemicals Unit for the periods indicated.

			Years Ended December 31,
	2008		2007 (1)		2006
	(thousands		(thousands		(thousands
	of tons)	(%)	of tons)	(%)	of tons)	(%)
Petrobras	4,726	61.8%	5,012	56.6%	3,123	74.9%
SONATRACH	1,196	15.6	2,195	24.8	1,045	25.1
Ryttsa	861	11.2	951	10.7	—	—
Others	870	11.4	701	7.9	—	—
Total	7,654	100%	8,859	100%	4,168	100%

(1)	Includes Copesul as from April 1, 2007.

Supply Contracts with Petrobras

     On June 22, 1978, we and Petrobras entered into a Naphtha and Gas Oil Purchase and Sale Contract (which was amended in February 1993, February 2003 and May 2005). This contract was terminated in June 2008. We have substantially completed the negotiation of a new naphtha supply contract with Petrobras that will replace the contract that was terminated in June 2008 as well as the existing naphtha supply contract between our company and Petrobras for the supply of naphtha to our basic petrochemicals plants located in the Southern Complex. We have received, and expect to continue to receive, naphtha from Petrobras under substantially the same terms as the contract that terminated in June 2008, other than terms relating to pricing and volume commitments which will be revised in the new naphtha supply contract. Since March 2009, the price that we have paid for naphtha that we purchase from Petrobras has been based on a variety of factors, including the market prices of naphtha and a variety of other petroleum derivatives, the volatility of the prices of these products in the international markets, the real/U.S. dollar exchange rate, and the level of paraffinicity of the naphtha that is delivered. These pricing terms have applied to naphtha delivered to our basic petrochemicals plants located in both the Northeastern Complex and the Southern Complex.

     On February 23, 1996, Copesul and Petrobras entered into a Naphtha, LPG and Condensate Purchase and Sale Contract. As a result of the merger of Copesul with and into Ipiranga Petroquímica on September 11, 2008 and the merger of Ipiranga Petroquímica with and into Braskem on September 30, 2008, we have succeeded to Copesul’s rights and obligations under this contract. This contract has a term of 16 years, expiring in 2012 and is automatically renewable for further five-year periods, unless either party notifies the other party in writing at least one year prior to the expiration of the contract that it does not intend to renew the contract. We expect this contract to be superseded by the new naphtha contract that we are negotiating with Petrobras as described above.

Under the current contract for the supply of naphtha to the Southern Complex:

  Petrobras has agreed to sell and deliver naphtha and condensate to our basic petrochemicals plants in the Southern Complex exclusively for our use as a raw material;
  we provide Petrobras with a firm commitment order for naphtha each month, together with an estimate of the volume of naphtha that we will purchase for the Southern Complex over the following six months;
  if we request to purchase volumes of naphtha that exceed the minimum volumes we establish, Petrobras must use its best efforts to attempt to meet our higher demand;
  if we fail to purchase the minimum volumes that we establish for a given year, we are required to pay damages to Petrobras, and if Petrobras fails to deliver the minimum volumes, Petrobras is required to pay damages to us;
  Petrobras may suspend deliveries, in whole or in part, or may terminate this contract without penalties if required by the National Petroleum Agency as a result of a national contingency plan that adversely affects the supply of petroleum derivatives in Brazil; and
  Petrobras may rescind the contract, without prior notice, if: (1) we violate any provision of the contract; (2) we declare bankruptcy, or are declared bankrupt or are liquidated; (3) we transfer all or part of our rights and obligations under the contract to a third party without Petrobras’ consent; or (4) we are involved in a reorganization or merger.

Supply Arrangements with SONATRACH

     La Société Nationale pour la Recherche, la Production, le Transport, la Transformation et la Commercialisation des Hydrocarbures—SONATRACH (the Algerian national petroleum company), or SONATRACH, is our most important supplier of imported naphtha and condensate. We have imported naphtha supplied by SONATRACH since 2002. On an annual basis, we negotiate the minimum and maximum volumes of naphtha and condensate that we will purchase from SONATRACH and the pricing formula for the naphtha and condensate supplied by SONATRACH. In the event that we were unable to renew our supply arrangements with SONATRACH, we believe that we could purchase sufficient quantities of naphtha from other suppliers, including Petrobras, to meet the supply needs of our basic petrochemicals plants.

Supply Contract with Ryttsa

     Copesul began importing naphtha from Repsol YPF Trading y Transporte S.A., or Ryttsa, in 2002. On an annual basis, we negotiate the minimum and maximum volumes of naphtha that we will purchase from Ryttsa and the pricing formula for the naphtha and condensate supplied by Ryttsa. In the event that we were unable to renew our supply arrangements with Ryttsa, we believe that we could purchase sufficient quantities of naphtha from other suppliers, including Petrobras, to meet the supply needs of our basic petrochemicals plants.

Spot Market Purchases of Naphtha

     In addition to our supplies of naphtha under the agreements described above, we purchase naphtha on the spot market from time to time from foreign suppliers located in North Africa and South America.

Financing of Naphtha Purchases

     On December 15, 2005, our company entered into a revolving import note program with certain financial institutions. Under this program, our company was permitted for three years to issue short-term non-interest bearing notes, or import notes, in an aggregate principal amount of up to US$400 million outstanding at any time to designated trading companies outside Brazil to evidence our obligation to pay for purchases of naphtha and condensate from these trading companies. This program was extended until March 2009 and has expired in accordance with its terms. These designated trading companies had the right to assign these import notes to the specified financial institutions during the term of the program. These assignments were made at a discount based on a rate of LIBOR plus 0.75% per annum during the first year of this program, and LIBOR plus 0.85% per annum to 1.25% per annum, based on fluctuations in the Emerging Markets Bond Index—Brazil, during the second and third years of the program, and LIBOR plus 5.00% thereafter. These companies were permitted to use the proceeds of these assignments to purchase imported naphtha or condensate.

Technology of Our Basic Petrochemicals Unit

     We use engineering process technology under non-exclusive arrangements from a variety of sources for specific production processes. We do not pay any continuing royalties under any of these arrangements. If any of these arrangements were terminated or no longer available to us, we believe that we would be able to replace this technology with comparable or better technology from other sources. Our Basic Petrochemicals Unit also uses technology developed by our company.

Sales and Marketing of Our Basic Petrochemicals Unit

     We sell our basic petrochemical products principally in Brazil, mainly to second generation petrochemical producers located in the Northeastern Complex and the Southern Complex, including our other business units, as well as to customers in the United States, Europe, South America and Asia. We sell caprolactam and related products in northeastern Brazil, primarily to third generation petrochemical producers located in the Northeastern Complex, as well as to customers in South America and Asia. Our Basic Petrochemicals Unit also produces utilities for its own use and for sale to 46 companies, including companies located outside of the Northeastern Complex and the Southern Complex.

     As is common with other first generation petrochemical producers, our Basic Petrochemicals Unit has a high concentration of sales to a limited number of customers. Net sales to our Basic Petrochemicals Unit’s 10 largest customers (excluding intra-company sales) accounted for 28.6% of our Basic Petrochemicals Unit’s total net sales revenue (excluding intra-company sales) during the year ended December 31, 2008.

     As part of our commercial strategy, our Basic Petrochemicals Unit focuses on developing longer-term relationships with our customers. We have entered into long-term supply contracts with several second generation producers located in the Northeastern Complex and the Southern Complex, including Oxiteno do Nordeste S.A. and Polibrasil Resinas S.A. These supply contracts generally have an initial 10-year term and are automatically renewable for five-year periods unless one party notifies the other of its intention not to renew. These contracts also provide for minimum and maximum quantities to be purchased and monthly deliveries. We also sell automotive gasoline and LPG to Petrobras and fuel distribution companies.

     We determine the prices that we charge for ethylene by reference to international market prices. We calculate the monthly price of propylene by multiplying our monthly ethylene price by the ratio of the European contract price for propylene to the European contract price for ethylene. We determine the prices for our other olefins and aromatics products with reference to several market indicators. We determine the price of butadiene and para-xylene by reference to the U.S. contract price for these products, and our prices for butadiene and para-xylene, unlike our prices for our other basic petrochemical products, include freight costs. We set the prices of benzene and ortho-xylene monthly by determining the mean average of European contract prices and U.S. contract prices for those products as set forth in specialized trade publications. We set the prices of solvents by reference to international market prices and the prices for fuels by reference to Brazilian market prices. We set the prices of utilities based on our production costs.

     We are focused on maintaining our leading position in the Brazilian market, while continuing to use our exports to hedge our operations and adjust the imbalances between demand and production. In 2008, export net sales of basic petrochemicals (which exclude caprolactam and related products, utilities and automotive gasoline) represented 12.4% of our Basic Petrochemicals Unit’s net sales revenue. We exported basic petrochemicals mainly to customers in the United States and in Europe.

     The following table sets forth our export sales and export volumes of basic petrochemicals for the years indicated:

	For the Year Ended December 31,
	2008	2007 (1)	2006
Export sales (in millions of reais)	R$1,708.2	R$2,186.6	R$953.4
As % of total net sales revenue of Basic Petrochemicals Unit	12.4%	16.7%	13.3%
Export volumes (thousands of tons)	946.2	956.7	541.6
As % of total basic petrochemical sales volume of Basic
Petrochemicals Unit	18.8%	19.1%	19.5%
(1) Includes Copesul as from April 1, 2007.

     Our Basic Petrochemicals Unit has been authorized by the National Petroleum Agency to produce and sell automotive gasoline since August 15, 2000. We sold approximately 610,700 cubic meters of type “A” automotive gasoline in 2008. Net domestic sales revenue of our Basic Petrochemicals Unit from automotive gasoline was R$571.4 million in 2008, and net export sales revenue of our Basic Petrochemicals Unit from automotive gasoline was R$130.5 million in 2008.

We set export prices for:

  benzene, toluene, para-xylene, dicyclopentadiene and automotive gasoline with reference to market prices prevailing in the U.S. Gulf market; and
  propylene, MTBE, ethyl tertiary butyl ether, or ETBE, ortho-xylene, butene-l and isoprene with reference to market prices prevailing in the European market.

     In addition to basic petrochemicals and fuels, we produce electric power, steam, treated water and compressed air for our own use and for sale to other second generation producers in the Northeastern Complex and the Southern Complex. In 2008, our net sales revenue from sales of utilities (including sales to our other business units) was R$597.2 million.

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

     As a result of the weakness in demand for our basic petrochemical products from second-generation producers in Brazil in the second half of 2008, we diverted sales of these products to the export market and continue to export a greater percentage of these products than we have historically exported. Competition in the international markets for these products is primarily based on the price of delivered products and competition has increased since mid-2008 as the balance between supply and demand has been disrupted due to the impact of the global financial and credit crisis on consumers of these products. In the international markets for our basic petrochemical products, we compete with a large number of producers, some of which are substantially larger and have substantially greater financial, manufacturing, technological and marketing resources than our company.

Polyolefins Unit

     At December 31, 2008, our polyolefins production facilities had the largest average annual production capacity of all second generation producers of polyolefins products in Brazil and elsewhere in Latin America. Our Polyolefins Unit accounted for R$7,534.0 million, or 30.8%, of the net sales revenue of all segments in 2008.

     Prior to April 2006, our Polyolefins Unit was comprised of the operations conducted by our company and Polialden. On May 31, 2006, Polialden merged with and into Braskem.

     Prior to the Politeno Acquisition in April 2006, we owned 35.0% of Politeno’s voting share capital and 34.0% of its total share capital. As a result, at dates and for periods prior to March 31, 2006, we proportionally consolidated Politeno’s results in our consolidated financial statements and did not include Politeno’s results in our Polyolefins segment. Following the Politeno Acquisition in April 2006, we owned 100% of the voting share capital and 96.2% of the total share capital of Politeno, and have fully consolidated Politeno’s results in our consolidated financial statements and included Politeno’s results in our Polyolefins segment as from April 1, 2006. In April 2007, Politeno merged with and into Braskem.

     As a result of our obtaining effective management control over Ipiranga Petroquímica in April 2007, we have fully consolidated Ipiranga Petroquímica’s results in our consolidated financial statements and included Ipiranga Petroquímica’s results in our Polyolefins segment as from April 1, 2007. On September 30, 2008, Ipiranga Petroquímica merged with and into Braskem.

     Prior to the completion of the first phase of the Petrobras Transaction on May 30, 2008, we owned 60.0% of the total and voting share capital of Paulínia. As a result, at dates and for periods prior to April 1, 2008, we proportionally consolidated Paulínia’s results in our consolidated financial statements and did not include Paulínia’s results in our Polyolefins segment. Following the completion of the first phase of the Petrobras Transaction on May 30, 2008, we owned 100% of the total and voting share capital of Paulínia, and have fully consolidated Paulínia’s results in our consolidated financial statements and included Paulínia’s results in our Polyolefins segment as from April 1, 2008. The Paulínia plant commenced operations in April 2008 with an initial annual production capacity of 300,000 tons of polypropylene. On September 30, 2008, Paulínia merged with and into Braskem.

     On May 5, 2009, the second phase of the Petrobras Transaction was completed with the merger of Triunfo with and into Braskem. Prior to this merger, Triunfo owned and operated a polyethylene plant located in the Southern Complex with an annual production capacity of 160,000 tons. As a result of the merger, we will consolidate the results of Triunfo into our financial statements as from May 1, 2009.

Our Polyolefins Unit produces:

  polyethylene, including low density polyethylene, or LDPE, linear low density polyethylene, or LLDPE, high density polyethylene, or HDPE, ultra high molecular weight polyethylene, or UHMWP, and EVA;
  polypropylene; and
  medium density polyethylene, or MDPE.

     Approximately two-thirds of the sales volume of our Polyolefins Unit in 2008 was derived from the sale of polyethylene products, and most of the remainder was derived from the sale of polypropylene products.

     We manufacture a broad range of polyolefins products for use in consumer and industrial applications, including:

  plastic films for food and industrial packaging;

  bottles, shopping bags and other consumer goods containers;
  automotive parts; and
  household appliances.

     In 2008, we had an approximate 50% share of the Brazilian polyethylene market and an approximate 53% share of the Brazilian polypropylene market, based on sales volumes of our Polyolefins Unit. We anticipate that long-term growth in domestic demand for these products will continue to increase due to:

  greater consumption of plastic-based consumer products, as Brazil’s consumption of plastic based products on a per-capita basis is low when compared to the United States and many European countries; and
  the trend towards substitution of plastics for more traditional packaging materials, such as glass and paper.

     Prior to May 2007, our Polyolefins Unit also produced polyethylene terephthalate, or PET, resin and DMT. In May 2007, we permanently closed the DMT unit in our PET plant as a result of this plant’s high maintenance and operational costs due to its aging technology. DMT is the primary raw material used by our PET plant. As a result, our PET plant was also temporarily closed in May 2007 in order for us to review the technology used to produce PET. Pending completion of a review of our options to resume PET production, we continued to serve our PET customers with PET purchased from M&G Polimeros Brasil S.A., which we refer to as M&G, the largest PET producer in Brazil and a subsidiary of M&G Finanziaria Industriale S.p.A. In December 2008, we permanently closed our PET plant. We continued to purchase PET from M&G until the expiration of our purchase agreement with M&G in April 2009 and we continued to serve our PET customers with PET purchased under this agreement until June 2009.

Products of Our Polyolefins Unit

     The following table sets forth a breakdown of the sales volume and net sales revenue of our Polyolefins Unit by product line and by market for the years indicated.

					For the Year Ended December 31,
		2008	(1)			2007	(2)			2006	(3)
	Quantities				Quantities				Quantities
	Sold	Net Sales Revenue			sold	Net Sales Revenue			sold	Net Sales Revenue
	(thousands	(millions of			(thousands	(millions of			(thousands of	(millions of
	of tons)	reais)		(%)	of tons)	reais)		(%)	tons)	reais)		(%)
Domestic net sales:
Polypropylene	606.2	R$2,163.6		28.7%	573.1	R$1,982.1		26.7%	453.2	R$1,515.5		30.4%
LDPE	228.6	875.2		11.6	240.7	849.1		11.5	194.0	623.2		12.5
LLDPE	286.5	1,094.6		14.5	272.3	976.5		13.2	186.3	607.3		12.2
HDPE	447.1	1,732.0		23.0	413.6	1,478.0		19.9	186.6	600.4		12.0
PET(4)	42.9	134.6		1.8	60.3	175.9		2.4	50.6	152.7		3.1
Other	23.1	81.2		1.1	17.2	93.1		1.3	37.8	182.2		3.7
Total domestic net sales	1,634.5	6,081.1		80.7	1,577.3	5,554.7		75.0	1,108.5	3,681.3		73.8
Total export net sales	538.9	1,452.8		19.3	662.3	1,856.3		25.0	480.6	1,303.6		26.2
Total polyolefins net sales	2,173.3	R$7,534.0		100%	2,239.6	R$7,411.0		100%	1,589.1	R$4,984.9		100%

(1)	Includes Paulínia as from April 1, 2008.

(2)	Includes Ipiranga Petroquímica as from April 1, 2007.

(3)	Includes Politeno as from April 1, 2006.

(4)	In May 2007, we temporarily closed our PET plant. In December 2008, we permanently closed our PET plant.

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

PET

     PET is one of the most widely used polymers in industry today and is used in manufacturing packaging for soft drinks, medications, cleaning products, mineral water and food products.

Production Facilities of Our Polyolefins Unit

     At December 31, 2008, our Polyolefins Unit owned 17 polyolefins production facilities. Our Polyolefins Unit operates five plants located in the Southern Complex and three plants located in the Northeastern Complex. During 2006, we expanded the annual production capacity of our polyethylene plants in the Northeastern Complex by 30,000 tons. During 2008, we expanded the annual production capacity of our polyethylene plants in the Northeastern Complex by 20,000 tons and expanded the annual production capacity of our polypropylene plant in the Southern Complex by 30,000 tons.

     The table below sets forth the location, the primary products, annual production capacity at December 31, 2008, and annual production for the years presented of each of the plants of our Polyolefins Unit.

					Production For the Year Ended
		Annual
		Production			December 31,
Location (Complex)	Primary Products	Capacity	2008	(1)	2007	(2)	2006	(3)
		(in tons)			(in tons)
Triunfo (Southern)	LDPE	215,000	197,310		207,286		209,209
	Polypropylene	740,000	692,920		671,350		542,781
	HDPE/LLDPE(4)	450,000	298,691		354,730		268,762
	HDPE	400,000	357,257		278,480		—
Camaçari (Northeastern)	HDPE/LLDPE(4)	230,000	204,078		218,671		216,822
	HDPE/LLDPE(4)	220,000	181,526		218,622		133,088
	LDPE	160,000	121,902		140,971		102,684
	HDPE/UHMWP(4)	160,000	87,322		106,741		103,034
	PET (5)	—	—		25,569		57,155
	DMT (6)	—	—		34,653		76,070
Paulínia	Polypropylene	300,000	93,096		—		—

(1)	Includes Paulínia as from April 1, 2008.

(2)	Includes Ipiranga Petroquímica as from April 1, 2007.

(3)	Includes Politeno as from April 1, 2006.

(4)	Plant with swing line capable of producing three types of resins. Capacity varies depending on actual production.

(5)	In May 2007, we temporarily closed our PET plant. In December 2008, we permanently closed our PET plant.

(6)	In May 2007, we permanently closed the DMT unit in our PET plant.

Raw Materials of Our Polyolefins Unit Ethylene and Propylene

     The most significant direct costs associated with our production of polyethylene and polypropylene are the costs of purchasing ethylene and propylene, which together accounted for 89.3% of our Polyolefins Unit’s total variable cost of production in 2008. In 2008, raw materials representing 85.7% of this cost were supplied by our Basic Petrochemicals Unit. Our Polyolefins Unit purchases ethylene and propylene from our Basic Petrochemicals Unit at prices determined by reference to international market prices for ethylene. Our Polyolefins Unit is highly dependent on ethylene and propylene supplied by our Basic Petrochemicals Unit because the costs of storing and transporting ethylene and propylene are substantial and there is inadequate infrastructure in Brazil to import large quantities of ethylene and propylene.

     The following table sets forth the average prices per ton in reais paid by our Polyolefins Unit to our Basic Petrochemicals Unit for ethylene and propylene for the years indicated:

	For the Year Ended December 31,
	2008	2007	2006
		(R$ per ton)
Ethylene	R$2,750	R$4,933	R$5,000
Propylene	2,400	2,480	2,570

     In March 2007, we entered into two five-year propylene supply contracts with REFAP. Under these contracts, we will purchase an initial annual supply of between 92,500 and 100,000 tons of propylene, representing between 92.5% to 100% of REFAP’s current annual propylene production capacity of 100,000 tons. As REFAP expands its propylene production capacity, we will be obligated to purchase at least 70% of REFAP’s propylene production until REFAP’s annual production capacity reaches 162,000 tons. We will have the right to purchase 100% of

REFAP’s production in excess of 162,000 tons. If we exercise this right, our minimum purchase obligation under these contracts will be increased correspondingly. Under these contracts:

  REFAP has agreed to sell and deliver propylene to us exclusively for our use as a raw material; and
  we agreed to purchase, and REFAP agreed to sell, at prices determined by reference to U.S. Gulf Coast prices for propylene.

     This volume will be used to supply the existing plants of our Polyolefins Unit in the Southern Complex and will be available to meet additional demand that arises through the expansion of these plants and the acquisition of additional plants. Propylene will be delivered to our plants through a pipeline.

     In May 2008, Paulínia entered into a 20-year propylene supply contract with Petrobras. This contract is automatically renewable for consecutive two-year terms following the initial term, unless terminated by one of the parties. Under this contract, Paulínia will purchase an initial monthly supply of 25,000 tons of propylene per month beginning in the second quarter of 2009 and 300,000 tons of propylene per year beginning in 2010. Under this contract:

  Petrobras has agreed to sell and deliver propylene to us exclusively for our use as a raw material; and
  we agreed to purchase, and Petrobras agreed to sell, at prices determined by reference to U.S. Gulf Coast prices for propylene.

Prior to the second quarter of 2009, Paulínia operated using propylene that it purchased from Refinaria do Planalto—REPLAN, or REPLAN, a refinery that is owned and operated by Petrobras, and our company.

Other Materials

     Our Polyolefins Unit also uses butene and hexene as raw materials in the production of HDPE and LLDPE. Butene is supplied by our Basic Petrochemicals Unit, and we import hexene from suppliers located in South Africa.

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

     We purchase the catalysts that our Polyolefins Unit uses in its swing line LLDPE/HDPE plant from Basell. We produce our own catalysts for our HDPE plants in the Southern Complex using Hoechst technology, and we purchase the inputs that we need to produce these catalysts from various suppliers at market prices.

     Our Basic Petrochemicals Unit supplies our Polyolefins Unit’s facilities in the Northeastern Complex and Southern Complex with steam and water. In addition, we purchase electric power at both complexes from third parties pursuant to long-term power purchase agreements and, in the Northeastern Complex, from our Basic Petrochemicals Unit. Our polyolefins plants in the Northeastern Complex are able to purchase electric power from alternative sources if our Basic Petrochemicals Unit is unable to meet our total demand for electric power. In general, we believe that there are sufficient alternative sources available at reasonable prices for each of these other inputs used in our polyolefins production process such that the loss of any single supplier would not have a material adverse effect on our operations.

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

     The Braskem Center for Technology and Innovation includes a staff of approximately 200 employees, which seek to:

  develop new products and applications in response to our customers’ requirements;
  upgrade or improve the properties and processability of our products;
  identify new product market opportunities;
  implement improvements in our production processes and reduce our operating costs; and
  expand and optimize the capacity and the flexibility of production at our plants.

     In 2006, we opened a new development center dedicated to UHMWP, a high value-added resin of which we are one of the largest producers in the world. This center works in coordination with the Braskem Center for Technology and Innovation.

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

     We also operate a smaller Technology and Innovation Center located in the Southern Complex which is similar to the Braskem Center for Technology and Innovation. This center includes laboratories and a slurry Hostalen® pilot plant used to develop new high density polyethylene grades, as well as to evaluate and develop catalysts and to test new raw materials. This pilot plant operates at approximately 1/200 of the scale of the industrial plants and complements the pilot plants of our Polyolefins Unit. We also operate a process development department and a product development department with a combined staff of approximately 35 employees to coordinate our research and development activities at the smaller center.

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

Sales and Marketing of Our Polyolefins Unit

     Our Polyolefins Unit sells polyethylene and polypropylene products to approximately 1,400 customers. We have a diversified product mix that allows us to serve a broad range of end users in several industries. The customers of our Polyolefins Unit generally are third generation petrochemical producers that manufacture a wide variety of plastic-based consumer and industrial goods.

     Net sales revenue to the 10 largest customers of our Polyolefins Unit accounted for 24.0% of our Polyolefins Unit’s total net sales revenue during the year ended December 31, 2008. No customer of our Polyolefins Unit accounted for more than 4.5% of our total net sales revenue in 2008, 2007 or 2006.

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

     In addition to direct sales to our customers, our Polyolefins Unit sells products in Brazil through exclusive independent distributors. Our Polyolefins Unit has seven distributors and has entered into agreements with five of these distributors. Three of these agreements have terms expiring in 2010, one expires in 2009, and is automatically renewable for 18-month periods, and one has an indefinite term, subject to termination on one year’s notice by either party.

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

Export Sales

     Our volume of export sales has generally varied based upon the level of domestic demand for our products. Export sales represented 19.3% of our Polyolefins Unit’s net sales revenue in 2008. In 2006, our Polyolefins Unit opened sales offices in Argentina and The Netherlands. We use our Argentine office to consolidate our marketing efforts in Argentina. We use our office in The Netherlands to support our European customers, improve our knowledge of the European market, optimize our logistics process in this market and develop regional partners. In addition to our offices in Argentina and The Netherlands, our Polyolefins Unit maintains an office in the United States that is focused on further developing the market for engineering plastics under the UTEC™ brand. We also maintain a sales offices in Chile.

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

The following table sets forth export sales and export volumes of our Polyolefins Unit for the periods indicated.

	For the Year Ended December 31,
	2008 (1)	2007 (2)	2006 (3)
Net export sales revenue (in millions of reais)	R$1,452.8	R$1,856.3	R$1,303.6
As % of total net sales revenue of Polyolefins Unit	19.3%	25.0%	26.2%
Export volumes (thousands of tons)	538.9	662.3	480.6
As % of total production of Polyolefins Unit	24.1%	27.4%	28.1%

(1)	Includes Paulínia as from April 1, 2008.

(2)	Includes Ipiranga Petroquímica as from April 1, 2007.

(3)	Includes Politeno as from April 1, 2006.

     The main focus of our Polyolefins Unit is to maintain our leading position in the Brazilian market while continuing to export in order to manage the relationship between our production capacity and domestic demand for our products. Generally, we target an annual average production that is approximately 20% in excess of anticipated Brazilian market demand in order to meet variations in local demand and to respond to production fluctuations, seasonality and export product sales. However, in 2008 our export volumes declined significantly in the first half of the year as domestic supplies contracted due to the planned maintenance shutdowns of two of our basic petrochemicals units and the basic petrochemicals unit of PQU during a period in which domestic demand for polyolefins resins was strong. During the second half of 2008, Chinese demand for polyolefins products declined following the conclusion of the Olympic Games and demand for polyolefins products in the United States declined as the effects of the global financial and credit crisis became more pronounced. As a result of this contraction of demand, polyolefins producers in the United States increased the volume of exports of their polyolefins products, leading to greater price competition in the export markets that we serve. Demand for polyolefins products did not fall as severely in Latin America as in other regions in the second half of 2008 and, despite strong competition from polyolefins producers in the United States, our sales volumes in this region increased by 24.0% in the second half of 2008 compared to the corresponding period in 2007. We believe that our continued presence in export markets is essential to help manage any overcapacity in the Brazilian market and to maintain our position as leader in the supply of polyolefins in South America.

Prices and Sales Terms

     We determine the domestic prices for the polyethylene and polypropylene products of our Polyolefins Unit with reference to international market prices and the prevailing balance of supply and demand for these products in Brazil. Our customers in Brazil may pay in full on delivery or elect credit terms that require payment in full within seven to 56 days following delivery. We charge interest based on prevailing market rates to our Brazilian customers that elect to pay on credit.

     Our Polyolefins Unit generally conducts export sales to buyers in countries outside the Southern Cone through the international spot market. Our customer base in these markets consists primarily of trading houses and distributors, most of which have operations in Europe, the United States or in Asia, principally Hong Kong. Pricing is based on international spot market prices. We make all sales in these markets with letters of credit. Export prices for polyolefins sales in the Southern Cone countries by our Polyolefins Unit are primarily based on regional prices and sales are generally made either with letters of credit or through direct bank collections.

Competition

     We compete with regional polyolefins producers located in Brazil and Argentina and, to a lesser extent, with other importers of these products. In the Brazilian polyethylene market, we compete with a number of companies that produce one or two of the products in our product line. LDPE is produced in Brazil by Quattor with an annual production capacity of 270,000 tons compared to our annual production capacity of 525,000 tons, which includes the annual production capacity of Triunfo.

In the HDPE and LLDPE markets, we compete with the following producers in Brazil:

  Quattor, with a maximum annual production capacity of 750,000 tons of LLDPE and HDPE at swing-line plants capable of producing LLDPE and HDPE; and
  Solvay, with an annual capacity of 82,000 tons of HDPE.

     We have (1) a combined annual production capacity of 900,000 tons at swing-line plants capable of producing LLDPE and HDPE, and (2) combined annual HDPE and UHMWP production capacity of 560,000 tons.

     In the Brazilian polypropylene market, we compete with Quattor. Quattor has annual production capacity of 875,000 tons, compared to our annual production capacity of 1,040,000 tons.

     We do not have any domestic competitors in the Brazilian UHMWP market. Internationally, our primary competitor in this market is Ticona, which is a member of the Celanese Group, a German chemical company that has approximately 33.0% of the worldwide production capacity of UHMWP.

     Price competition in the international markets in 2008 as a result of reduced global demand for polyolefins resulted in a 37.4% increase in Brazilian polyethylene imports, which represented 22.7% of Brazilian polyethylene consumption in 2008, and a 12.0% increase in Brazilian polypropylene imports, which represented 15.3% of Brazilian polypropylene consumption in 2008.

Vinyls Unit

     We are the leading producer of PVC in Brazil, based on sales volumes in 2008. At December 31, 2008, our PVC production facilities had the largest average annual production capacity in Latin America. Our Vinyls Unit accounted for R$2,052.8 million, or 8.4%, of our net sales revenue of all segments in 2008.

     Our Vinyls Unit is the only vertically integrated producer of PVC in Brazil. Our PVC production is integrated through our production of chlorine and other raw materials. Our Vinyls Unit also manufactures caustic soda, which is used by producers of aluminum and paper; ethylene dichloride, or EDC; and chlorine, which we use to manufacture EDC. In 2008, 66.6% of our Vinyls Unit’s net sales revenue was derived from the sale of PVC products, 28.4% was derived from the sale of caustic soda and 2.5% from the sale of EDC and the remainder from the sale of other products.

In 2008, we had an approximate 53.2% share of the Brazilian PVC market, based on sales volumes.

Products of Our Vinyls Unit

     The following table sets forth a breakdown of the sales volume and net sales revenue of our Vinyls Unit by product line and by market for the years indicated.

				For the Year Ended December 31,
		2008			2007			2006
	Quantities			Quantities			Quantities
	Sold	Net Sales Revenue		Sold	Net Sales Revenue		Sold	Net Sales Revenue
	(thousands	(millions		(thousands	(millions		(thousands	(millions
	of tons)	of reais)	(%)	of tons)	of reais)	(%)	of tons)	of reais)	(%)
Domestic sales:
PVC suspension	477.0	R$1,253.2	61.0%	445.5	R$1,139.0	63.7%	380.6	R$924.2	59.9%
PVC emulsion	19.2	75.7	3.7	19.4	77.4	4.3	19.7	81.1	5.3
Caustic soda	463.3	559.5	27.3	450.5	373.8	20.9	423.9	357.8	23.2
Others (1)	142.6	73.3	3.6	105.2	47.9	2.7	110.2	58.5	3.8
Total domestic sales	1,102.2	1,961.7	95.6	1,020.6	1,638.1	91.5	934.4	1,421.5	92.2
Total exports	98.2	91.2	4.4	148.0	151.3	8.5	142.7	120.2	7.8
Total vinyl net sales	1,200.4	R$2,052.8	100%	1,168.7	R$1,789.4	100%	1,077.1	R$1,541.7	100%

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

     Suspension PVC represented 98.5% of our PVC production in 2008. The grades of PVC produced by the suspension production process are the most widely used, including for use in the manufacture of pipes and fittings, laminated products, shoes, sheeting, flooring, cable insulation, electrical conduit, packaging and medical applications. The grades of paste PVC are more specialized products and are used in the manufacture of toys, synthetic leather, flooring materials, bottle caps and seals, automobile corrosion prevention treatments and wallpaper coatings.

     Our Vinyls Unit also produces EDC, the principal feedstock used in the production of PVC. We used 78.2% of our EDC production in 2008 for further processing into PVC and sold the remainder in the Brazilian and Asian markets.

Caustic Soda

     Our Vinyls Unit also produces caustic soda. Caustic soda is a basic commodity chemical that is sold to producers of aluminum, pulp and paper, petrochemicals and other chemicals, soaps and detergents and to waste treatment plants. Caustic soda is also used in the textile industry to make fabrics more absorbent and to improve the strength of dyes, as well as in food processing and electroplating. We used 2.2% of our caustic soda production in 2008 and sold the remainder to third parties.

Production Facilities of Our Vinyls Unit

     We own five vinyls production facilities. Two of our facilities are located in the Northeastern Complex, and two others are located in the State of Alagoas. Our fifth facility is located in the City of São Paulo.

     The following table sets forth the name and location, primary products, annual production capacity at December 31, 2008, and annual production for the years presented for each of our vinyls plants.

				Production
		Annual	For the Year Ended
	Primary	Production		December 31,
Location (Complex)	Products	Capacity	2008	2007	2006
		(in tons)		(in tons)
Camaçari (Northeastern)	PVC	250,000	229,710	209,312	193,089
Camaçari (Northeastern)	Caustic Soda	79,000	72,074	67,393	73,316
	Chlorine	64,000	64,211	65,505	59,820
Maceió (Alagoas)	Caustic Soda	460,000	424,833	391,164	395,572
	Chlorine	400,000	395,413	381,133	370,588
	EDC	520,000	521,677	478,941	477,472
Marechal Deodoro (Alagoas)	PVC	240,000	262,636	235,154	229,079
Vila Prudente (São Paulo)	PVC	26,000	21,451	20,955	21,888

Raw Materials of Our Vinyls Unit

Ethylene

     The most significant direct cost associated with the production of PVC and EDC is the cost of ethylene, which accounted for 48.0% of our variable cost of PVC sales in 2008 and 27.0% of our EDC sales in 2008. Our Basic Petrochemical Unit supplies all of the ethylene required by our Vinyls Unit. Ethylene is delivered to our Alagoas plant via a 477-kilometer pipeline that we own, and to our PVC plant in the Northeastern Complex via a separate pipeline. Because the cost of storing and transporting ethylene is substantial and there is inadequate infrastructure in Brazil to permit the importation of large quantities of ethylene, our Vinyls Unit is highly dependent on ethylene that is supplied by our Basic Petrochemicals Unit. Our São Paulo plant receives vinylchloride monomer (a raw material used in manufacturing PVC) by ship from our plant in the Northeastern Complex.

Electric Power

     Electric power is a significant cost component in our production of chlorine and caustic soda. Electric power accounted for 63.2% of our Vinyls Unit’s cost of caustic soda sales in 2008 and 14.8% of our Vinyls Unit’s total cost of sales in 2008. Our Vinyls Unit obtains its electric power requirements from various generators under long-term power purchase agreements. Our caustic soda plants at Camaçari and Alagoas and our PVC plant at Camaçari purchase their electric power requirements from CHESF under a long-term contract that expires in 2010. Companhia Energética de Alagoas S.A., or CEAL, distributes electric power to our PVC plant in Alagoas. Our São Paulo plant obtains its electric power from Eletropaulo Metropolitana-Eletricidade de São Paulo S.A., or Eletropaulo. The power purchase agreements with CEAL and Eletropaulo are renewable contracts with automatic rolling three-year extensions. These agreements provide us with the option to purchase our total electric power requirements based on an annual estimate. The price terms of these contracts are based upon tariffs regulated by the Brazilian National Electrical Energy Agency (Agência Nacional de Energia Elétrica).

Salt

     We used approximately 827,000 tons of salt during 2008 in our production of chlorine and caustic soda. Salt accounted for 1.3% of our variable costs of caustic soda sales in 2008 and 0.9% of our Vinyls Unit’s total cost of sales in 2008. We have exclusive salt exploration rights at a salt mine located near our Alagoas plant. We estimate that the salt reserves of this mine are sufficient to allow us to produce chlorine at expected rates of production for approximately 35 to 45 years. We enjoy significant cost advantages when compared to certain of our competitors due to the low extraction costs of rock salt (particularly compared to sea salt), and low transportation costs due to the proximity of the salt mine to our production facility.

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

Technology of Our Vinyls Unit

     We have entered into several non-exclusive agreements with a number of leading petrochemical companies to use technology for our Vinyls Unit. In addition, we own 44 patents and six trademarks in Brazil related to our PVC business. We do not pay any continuing royalties under any of these license agreements. If any of these arrangements were terminated or no longer available to us, we believe that we would be able to replace the relevant technology with comparable or better technology from other sources.

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

     In 2008, we launched Norvic S80SA, a suspension PVC resin used in the production of footwear which is a more cost-effective, wear-resistant alternative to rubber. We have developed new PVC applications for construction systems for houses and industrial facilities that are based on PVC panels, as well as for highway structures. We launched new resins in 2006, 2007 and 2008, and sales of these resins represented 27.0% of the net sales revenue of our Vinyls Unit in 2008.

Sales and Marketing of Our Vinyls Unit

     Net sales to our 10 largest Vinyls Unit customers accounted for 44.8% of our Vinyls Unit’s total net sales revenue during 2008. One customer accounted for 15.0% of our Vinyls Unit’s total sales revenue in 2008, 11.6% in 2007 and 11.3% in 2006. One customer accounted for 40.5% of our total external EDC sales in 2008, 22.8% in 2007 and 58.1% in 2006, and our largest caustic soda customer accounted for 7.0% of total caustic soda sales in 2008, 7.7% in 2007 and 8.6% in 2006.

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

Domestic Sales

     In 2008, our Vinyls Unit had domestic net sales revenue of R$1,961.7 million, which accounted for 95.6% of our Vinyls Unit net sales revenue. In 2008, 67.8% of the Vinyls Unit’s domestic net sales revenue was attributable to sales of PVC, 28.6% was attributable to sales of caustic soda and 3.6% was attributable to sales of other products.

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

Export Sales

     In 2008, our Vinyls Unit had export net sales revenue of R$91.2 million, which accounted for 4.4% of our Vinyls Unit’s total net sales revenue. Our export sales of PVC and EDC vary from year to year, influenced principally by domestic market demand and product availability.

The following table sets forth export sales and export volumes of our Vinyls Unit for the years indicated.

	For the Year Ended December 31,
	2008	2007	2006
Net export sales revenue (in millions of reais)	R$91.2	R$151.3	R$120.2
As % of total net sales revenue of Vinyls Unit	4.4%	8.5%	7.8%
Export volumes (thousands of tons)	97.7	148.0	142.7
As % of total production of Vinyls Unit	4.9%	8.0%	7.8%

     We use a variety of methods to distribute our exports, depending generally on the total size of the export market, including direct sales, independent distributors, negotiations conducted through trading companies and sales on the spot market. Our export sales of PVC are focused primarily on the South American, Southeast Asian and United States markets and to a lesser extent on Europe. During the second half of 2008, Chinese demand for PVC declined following the conclusion of the Olympic Games and demand for PVC in the United States declined as the effects of the global financial and credit crisis became more pronounced. As a result of this contraction of demand, PVC in the United States increased the volume of exports of their PVC products, leading to greater price competition in the export markets that we serve.

Prices and Sales Terms

     We determine the domestic prices for our PVC resins with reference principally to the prices paid by third generation producers in Brazil for imports of PVC plus additional service charges. Our export price for PVC is generally equal to the international market price but also takes transportation costs into account. Delivery time, quality and technical service also affect the levels of sales of PVC resins. We establish our domestic price for caustic soda based on international market prices and prices charged by our three domestic competitors, taking into account any import duties and freight costs. Approximately 54.1% of our caustic soda sales in 2008 were effected pursuant to agreements that are generally for one- to three-year terms and may include minimum and maximum prices. As with PVC, our export prices for EDC are generally determined according to international market prices but also take import duties and freight costs into account.

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

Competition

PVC

     We and Solvay are the only two producers of PVC in Brazil. Solvay’s total Brazilian installed annual production capacity is 295,000 tons, compared to our annual production capacity of 516,000 tons. Solvay’s production facilities are located in São Paulo and, therefore, are closer than our facilities to the primary PVC market in Brazil. However, we believe that our vertically integrated production capabilities, our modern PVC suspension plants, our strong relationship with our customers and our technical assistance programs enable us to compete effectively with Solvay.

     We also compete with importers of PVC. Solvay, which has a plant in Argentina in addition to its plants in Brazil, is also our principal competitor in the PVC market both in Brazil and elsewhere in South America. Brazilian consumption of PVC, which increased by 27.1% in 2008, together with the shutdown of Solvay’s Brazilian PVC production for almost three months in the third quarter of 2008 and price competition in the international markets in 2008 as a result of reduced global demand for PVC, resulted in a 106.9% increase in Brazilian PVC imports, which represented 35.1% of Brazilian PVC consumption in 2008. Domestically produced PVC is generally competitively priced with imported PVC after taking into account transportation costs and import duties.

     In addition, we compete with other producers of thermoplastics that manufacture the same vinyls products or substitutes for products in our vinyls product line. Thermoplastics principally consist of polyethylene and polypropylene and are used in certain applications as substitutes for PVC. Wood, glass and metals also are used in some cases as substitutes for PVC.

Other Products

     The four largest Brazilian producers of caustic soda accounted for 91.2% of Brazilian production in 2008. Our company and Dow Chemical operate in this market throughout Brazil, while the other domestic producers of caustic soda generally operate on a local or regional basis. Imports accounted for 41.6% of Brazil’s total caustic soda consumption in 2008. We do not believe that imports of caustic soda will increase substantially because of the high cost of transporting caustic soda, which is usually sold in suspension form. In the caustic soda market, we compete mainly on the basis of price and timeliness of delivery.

     Our principal competitors in the caustic soda market elsewhere in South America are Dow Chemical, Solvay and producers located on the U.S. Gulf Coast.

IQ Soluções & Química

     IQ Soluções & Química accounted for R$601.8 million, or 2.5% of the net sales revenue of all segments in 2008. IQ Soluções & Química is the largest Brazilian distributor of chemical and petrochemical products with a market share of approximately 10%. As a result of our obtaining effective management control over IQ Soluções &

Química in April 2007, we have fully consolidated IQ Soluções & Química’s results in our consolidated financial statements and reported the results of IQ Soluções & Química’s as a separate segment as from April 1, 2007.

     IQ Soluções & Química distributes products manufactured by our Polyolefins Unit, as well as products from more than 70 domestic and international companies. IQ Soluções & Química distributes products in a broad range of market segments, including agrochemicals, rubber and general purpose chemicals; cosmetics and pharmaceuticals; household and other industrial segments; plastic transformation; and paints, resins, adhesives and civil construction.

Products Distributed by IQ Soluções & Química

     IQ Soluções & Química distributes a large and diverse portfolio of products consisting of more than 1,000 products. We classify the products distributed by IQ Soluções & Química as:

  solvents, including aliphatic solvents, aromatic solvents, synthetic solvents and ecological solvents;
  polymers; and
  general purpose chemicals, including process oils, chemical intermediates, blends, specialty chemicals, pharmaceuticals and santoprene.

     The following table sets forth a breakdown of the sales volume and net sales revenue of IQ Soluções & Química by product for the year ended December 31, 2008 and for the nine months ended December 31, 2007.

	Year Ended December 31,			Nine Months Ended December 31,
		2008			2007	(1)
	Quantities			Quantities
	Sold	Net Sales Revenue		Sold	Net Sales Revenue
	(thousands	(millions of		(thousands	(millions of
	of tons)	reais)	(%)	of tons)	reais)		(%)
Solvents:
Aliphatic solvents	28.5	R$63.2	10.5%	28.9	R$57.5		14.6%
Aromatic solvents	27.0	64.7	10.7	20.2	42.6		10.8
Synthetic solvents	19.6	52.6	8.7	12.9	36.4		9.3
Ecological solvents	0.3	1.1	0.2	0.2	0.6		0.2
Polymers	38.4	156.5	26.0	25.7	96.6		24.6
General purpose chemicals:
Process oils	30.6	54.3	9.0	27.3	40.9		10.4
Chemical intermediates	11.2	43.1	7.2	10.1	32.4		8.3
Blends	30.2	79.9	13.3	15.5	30.9		7.9
Specialty chemicals	4.4	51.2	8.5	2.7	26.5		6.8
Santoprene	1.7	12.9	2.1	1.2	9.6		2.4
Pharmaceuticals	1.2	20.0	3.3	0.9	13.4		3.4
Services	0.1	2.4	0.4	0.1	5.2		1.3
Total net sales	193.1	R$601.8	100%	145.6	R$392.6		100%

Distribution Agreements

    IQ Soluções & Química has commercial relationships with more than 50 domestic and international companies, under which IQ Soluções & Química distributes specified products, including:

  Conoco-Phillips for the distribution of hydrocarbon solvents;
  Sasol Solvents for the distribution of synthetic Solvents;

  Lubrizol for the distribution of additives for lubricants.
  Wacker Chemie GmbH for the distribution of silicone-derived products;
  RT Vanderbilt for the distribution of specialty chemicals for the rubber, cosmetics and lubricants industries;
  Sasol Wax for the distribution of waxes;
  DCC for the distribution of pigments;
  Emerald Kalama for the distribution of chemical intermediates and specialty chemicals;
  Sandoz for the distribution of active pharmaceutical ingredients;
  JRS Pharma for the distribution of pharmaceutical excipients; and
  Meggle for the distribution of pharmaceutical excipients.

     IQ Soluções & Química also has entered into distribution agreements that provide it with exclusive rights to distribute specified products in Brazil, including distribution agreements with:

  Petrobras for the distribution of hydrocarbon solvents;
  Eastman Chemical for the distribution of solvents and chemical intermediates; and
  RT Vanderbilt for the distribution of specialty chemicals for the rubber, cosmetics and lubricants industries, under which IQ Soluções & Química may not distribute products for Vanderbilt’s competitors.

     Generally, IQ Soluções & Química initiates distribution activities for a producer with a letter of intent with a term of one-year and, following this period, extends these commercial relationships or distribution agreements for an indefinite period. Generally, IQ Soluções & Química’s distribution agreements may be terminated by either party on 30 to 180 days notice.

     IQ Soluções & Química’s distribution agreements are generally local stock agreements, indent sales agreements or agreements that combine the features of both. Under IQ Soluções & Química’s local stock agreements, IQ Soluções & Química purchases chemicals for resale to its customers. These agreements do not contain minimum volume or maximum margin requirements. Sales to IQ Soluções & Química under these agreements are at prices negotiated between IQ Soluções & Química and the producer. IQ Soluções & Química’s distribution agreement with Petrobras provides that IQ Soluções & Química is eligible to receive a discount on purchases based on the volume of products purchased. Under IQ Soluções & Química’s indent sales agreements, IQ Soluções & Química acts as a sales agent and receives a commission on the total sales revenue (FOB price) generated for the producer by these sales.

Sales and Marketing by IQ Soluções & Química

     IQ Soluções & Química distributes products to chemical retailers, third generation petrochemical producers and other manufacturers. We determine the prices for the products distributed by IQ Soluções & Química by reference to several market factors, including the prices paid by third generation producers for imports of these products and prevailing market prices in Brazil. IQ Soluções & Química serves approximately 5,000 active clients in more than 50 market segments, through 11 business units supported by seven sales offices throughout Brazil. IQ Soluções & Química operates four distribution centers that include warehouses and tank farms. IQ Soluções & Química owns its distribution centers in Guarulhos in the State of São Paulo, Canoas in the State of Rio Grande do Sul and Duque de Caxias in the State of Rio de Janeiro, and leases a distribution facility in Simões Filho in the State of Bahia.

     IQ Soluções & Química distributes products in a broad range of market segments. No customer represented more than 10% of the net sales revenue of IQ Soluções & Química during 2006, 2007 or 2008. The following table sets forth a breakdown of the net sales revenue of IQ Soluções & Química by market segment served by its customer for the year ended December 31, 2008 and for the nine months ended December 31, 2007.

	Year Ended		Nine Months Ended
	December 31,		December 31,
	2008		2007
	(millions		(millions
	of reais)	(%)	of reais)	(%)
Plastics	R$141.3	23.5%	R$81.3	20.7%
Paints and Coats	89.7	14.9	61.6	15.7
Rubber	86.8	14.4	47.5	12.1
Pharmaceutical	40.0	6.7	34.2	8.7
Agribusiness	52.5	8.7	24.3	6.2
Adhesives	25.7	4.3	18.1	4.6
Chemicals	29.0	4.8	17.7	4.5
Household products	11.2	1.9	14.1	3.6
Lubricants	18.4	3.0	13.0	3.3
Automobile	15.3	2.6	12.2	3.1
Petrochemical	11.9	2.0	10.2	2.6
Cosmetics/ Personal Care	17.5	2.9	9.4	2.4
Chemical and petrochemical resale	12.6	2.0	8.6	2.2
Other	49.9	8.2	40.4	10.3
Total net sales	R$601.8	100%	R$392.6	100%

Competition

     The chemical distribution industry in Brazil had revenues of US$5.2 billion in 2008, according to preliminary data published by the Brazilian Chemical and Petrochemical Distributors Association. The chemical distribution industry in Brazil is highly fragmented, with a small number of large distributors, such as Bandeirantes Brazmo, M Cassab, Quattor, Coremal, Arinos, Makeni Química and Brenntag, and a large number of small distributors. The Brazilian Chemical and Petrochemical Distributors Association estimates that 6% of the companies in this industry have annual sales of more than US$150 million while 72% have annual sales of less than US$50 million. The customer base for chemical distributors is primarily composed of customers that consume small volumes of any distributed product.

Capital Expenditures

     Our capital expenditures on property, plant and equipment and intangible assets were R$1,682.3 million in 2008, R$2,432.6 million in 2007 and R$889.7 million in 2006. Additionally, our investments in interests in other companies were R$653.8 million in 2008, R$1,345.5 million in 2007 and R$222.7 million in 2006. Our capital expenditures projects from 2006 through 2008 included the following:

  an automation project in our PVC plants in Alagoas and in the Northeastern Complex that modernized and improved the operational performance of this plant, and increased the safety of our production processes at this plant. We completed this project in the second half of 2006 at a total cost of R$31.1 million.
  an efficiency enhancement project at one of our polyethylene plants in the Northeastern Complex that increased its annual production capacity by 30,000 tons. We completed this project in 2006 at a total cost of R$9.9 million.

  an efficiency enhancement project at our Aromatics 2 unit in the Northeastern Complex that increased its annual isoprene production capacity by 8,800 to 26,800 tons. We completed this project in 2006 at a total cost of R$81.9 million.
  the conversion of our MTBE plant in the Southern Complex to an ETBE plant. This project was completed in September 2007 at a total cost of R$23.4 million.
  the conversion of our MTBE plant in the Northeastern Complex to an ETBE plant. This project commenced in 2007 and is expected to be completed in July 2009 at an estimated total cost of R$95.5 million.
  an efficiency enhancement project at one of our polypropylene plants in the Southern Complex that increased its annual production capacity by 30,000 tons. We completed this project in April 2008 at a total cost of R$8.3 million.
  an efficiency enhancement project at the Southern Complex’s Olefins 1 unit that increased its annual ethylene production capacity by 52,000 tons and its annual propylene production capacity by 30,000 tons.
  This project was undertaken during the general maintenance shutdown of this unit in April 2008 at a totalcost of R$158.0 million.
  efficiency enhancement projects at two of our polyethylene plants in the Northeastern Complex that increased our annual polyethylene production capacity by 20,000 tons. We completed these projects in June 2008 at a total cost of R$13.2 million.

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

Formula Sul

     In 2008, we implemented our Formula Sul project to integrate the management systems of Copesul, Ipiranga Petroquímica and Ipiranga Química into our management system. The total cost of this project was R$29.6 million.

Petroquímica Paulínia

     In September 2005, we and Petroquisa incorporated Paulínia as a joint venture company for the construction and operation of a polypropylene plant to be located in Paulínia, in the State of São Paulo, with an initial annual production capacity of 350,000 tons. We initially owned 60% of the total and voting share capital of Paulínia, and Petroquisa owned the remaining total and voting share capital. In December 2006, Paulínia entered into a credit agreement with Brazilian National Bank for Economic and Social Development (Banco Nacional de Desenvolvimento Econômico e Social), or BNDES, in the aggregate amount of R$566.2 million to finance the construction of this plant. The remaining cost of this plant was financed through equity contributions by the shareholders of Paulínia. During the course of the construction of Paulínia’s polypropylene plant, we invested R$145.1 million in Paulínia. The total cost of Paulínia’s polypropylene plant was R$742.3 million. This plant commenced operations in April 2008. As a result of the completion of the first phase of the Petrobras Transaction in May 2008, we owned all of the share capital of Paulínia. On September 30, 2008, Paulínia merged with and into Braskem.

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

Ipiranga Transaction

     Under the Ipiranga Investment Agreement, we acquired 60% of the share capital of Ipiranga Química. In addition, under the Ipiranga Investment Agreement, Ultrapar was obligated to transfer 33.3% of the share capital of RPI to our company and 33.3% of the share capital of RPI to Petrobras. As a result of this transfer, which occurred on March 18, 2009, we jointly and equally control RPI with Petrobras and Ultrapar. The total purchase price to our company of the shares of Ipiranga Química and RPI that we have acquired was R$1,489.1 million, which we paid in installments of R$651.9 million in April 2007, R$156.7 million in October 2007, R$47.0 million in November 2007 and R$633.5 million in February 2008. For additional information regarding the Ipiranga Transaction, see “Item 4. Information on the Company— History and Development of Our Company—Ipiranga Transaction.”

As part of the Ipiranga Transaction:

  in June 2007, a subsidiary of Ipiranga Química, acquired the 7.6% of the total share capital of Ipiranga Petroquímica not owned by Ipiranga Química for a purchase price of R$117.9 million. In August 2007, EDSP67 merged with and into Ipiranga Petroquímica. As a result of these transactions, Ipiranga Petroquímica is now a wholly-owned subsidiary of Ipiranga Química; and
  in October 2007, our subsidiary EDSP58 acquired 22.7% of the total and voting share capital of Copesul through a public tender offer for the Copesul shares not then owned by our company, Ipiranga Petroquímica, Petroquisa or Triunfo. The purchase price for these shares was R$1,294.2 million. We owned 60% of the total and voting share capital of EDSP58, and Petrobras owned the remaining share capital of EDSP58. In October 2007 and November 2007, EDSP58 purchased additional shares of Copesul at the price per share paid in the Copesul Tender Offer. In November 2007, Copesul redeemed all of its outstanding shares, other than shares held by our company, EDSP58, Ipiranga Petroquímica, Petroquisa and Triunfo at the price per share paid in the Copesul Tender Offer. The aggregate purchase price for the shares purchased and redeemed after the completion of the Copesul Tender Offer was R$124.3 million. In December 2007, EDSP58 merged with and into Copesul.

Venezuelan Initiatives Polypropylene Project

     In December 2007, we, through our wholly owned Netherlands subsidiary, Braskem Europe B.V., entered into a shareholders agreement, which we refer to as the Propilsur Shareholders Agreement, with Petroquímica de Venezuela, S.A., or Pequiven, the government-owned petrochemical company of the Bolivarian Republic of Venezuela.

     In November 2008, we formed Polipropileno del Sur, S.A., or Propilsur, a joint venture with Pequiven in which we and Pequiven each own 49% of the share capital, which will develop, construct and operate of a polypropylene plant with an integrated propane dehydrogenation unit to be located in the Jose Petrochemical Complex in the State of Anzoategui, Venezuela. This plant is expected to have an annual production capacity of approximately 450,000 tons.

     The Propilsur Shareholders Agreement sets forth the understanding of the parties regarding the implementation of this project and the relationship of Braskem and Pequiven as shareholders of Propilsur. Under the Propilsur Shareholders Agreement:

  Pequiven will be responsible for obtaining a supply of propane, the primary feed stock of the integrated propane dehydrogenation unit of this plant;
  a significant portion of the cost of the project will be borrowed by Propilsur under project finance arrangements, collateralized by the assets of this project, with multilateral credit agencies, export credit agencies, development banks and private banks and through securities issuances in the Venezuelan and international capital markets; and
  we and Pequiven each appointed two members to Propilsur’s four-member board of directors; decisions by Propilsur’s general shareholders meetings and board of directors require unanimous approval; Propilsur’s general and financial managers were nominated by Pequiven, subject to board approval; and Propilsur’s operations and commercial managers were nominated by our company, subject to board approval.

     The Propilsur Shareholders Agreement includes provisions for mediation and arbitration in the event of disputes and a deadlock between our company and Pequiven in matters to be determined by Propilsur’s board of directors and grants rights of first offer and first refusal to our company and Pequiven in the event that we or Pequiven determine to sell our equity interests in Propilsur.

     The estimated total cost of this project to Propilsur (excluding financing costs) is approximately US$880 million of which we anticipate that we and Pequiven will each contribute approximately 15% as equity. We expect that if the implementation of this project is approved, construction of this project will commence in the beginning of 2010 and that this project will begin production in 2012.

     The Propilsur Shareholders Agreement provides that implementation of this project is contingent upon a final investment decision of each of the parties by January 2010. We are continuing to negotiate with Pequiven regarding details of the implementation of this project. We can provide no assurances that these negotiations will be successful or that if we reach a final agreement with respect to the implementation of this project, such agreement will be upon the terms currently anticipated by our management.

Jose Olefins Project

     In December 2007, we, through our wholly owned Netherland subsidiary, Braskem Europe B.V., entered into a shareholders agreement with Pequiven, which we refer to as the Polimerica Shareholders Agreement.

     In November 2008, we formed Polietilenos de America, S.A., or Polimerica, a joint venture with Pequiven in which we and Pequiven each own 49% of the share capital, which will develop, construct and operate the Jose Olefins Project, an olefins complex to be located in the Jose Petrochemical Complex. The proposed complex would include an ethylene cracker that would use ethane extracted from natural gas as its raw material, with an annual production capacity of 1.3 million tons, and three polyethylene plants with a combined annual production capacity of 1.1 million tons of HDPE, LDPE and LLDPE.

     The Polimerica Shareholders Agreement sets forth the understanding of the parties regarding the implementation of this project and the relationship of Braskem and Pequiven as shareholders of Polimerica. Under the Polimerica Shareholders Agreement:

  a significant portion of the cost of the project will be borrowed by Polimerica under project finance arrangements, collateralized by the assets of this project, with multilateral credit agencies, export credit agencies, development banks and private banks and through securities issuances in the Venezuelan and international capital markets; and

  we and Pequiven each appointed two members to Polimerica’s four-member board of directors; decisions by Polimerica’s general shareholders meetings and board of directors require unanimous approval; Polimerica’s general and financial managers were nominated by Pequiven, subject to board approval; and Polimerica’s operations and commercial managers were nominated by our company, subject to board approval.

     The Polimerica Shareholders Agreement includes provisions for mediation and arbitration in the event of disputes and a deadlock between our company and Pequiven in matters to be determined by Polimerica’s board of directors and grants rights of first offer and first refusal to our company and Pequiven in the event that we or Pequiven determine to sell our equity interests in Polimerica.

     The estimated total cost of this project to Polimerica (excluding financing costs) is approximately US$3.3 billion of which we anticipate that we and Pequiven will each contribute approximately 15% as equity. We expect that if the implementation of this project is approved, construction of this project will commence in 2011 and this project will begin production in 2014.

     The Polimerica Shareholders Agreement provides that implementation of this project is contingent upon a final investment decision of each of the parties by April 2011. We are continuing to negotiate with Pequiven regarding details of the implementation of this project. We can provide no assurances that these negotiations will be successful or that if we reach a final agreement with respect to the implementation of this project, such agreement will be upon the terms currently anticipated by our management.

Peru Initiative

     In May 2008, Braskem, Petrobras and Petróleos Del Perú – Petroperú S.A. entered into an agreement to study the technical and economic feasibility of developing, constructing and operating a polyethylene plant with annual production capacity of 700,000 to 1,200,000 tons using natural gas from Peru as its raw material. This project would be located a new integrated petrochemical complex on the Pacific coast of Perú. The initial technical and economic feasibility studies are expected to be concluded in 2009.

Green Polyethylene Project

     In December 2008, we commenced construction of a new ethylene plant in the Southern Complex that will produce ethylene using sugar cane ethanol received through the Santa Clara Terminal as its primary raw material for our use in the production of polyethylene. We believe that when this plant is completed we will be the world’s first producer of polyethylene manufactured completely from renewable resources. We expect that this plant will have an annual production capacity of 200,000 tons of ethylene and will commence operations in 2011. We anticipate that the total cost of this project will be approximately R$500 million.

Research and Development

     Our ability to compete in the Brazilian and foreign markets that we serve depends on our ability to integrate new production processes developed by our company and third parties in order to lower our costs and offer new thermoplastic products. In addition, our relationships with our customers are enhanced by our ability to develop new products and customize existing products to meet their needs. To meet these challenges, we maintain a research and development program that is primarily implemented at the Braskem Center for Innovation and Technology in the Southern Complex. We invested R$69.8 million, R$76.5 million and R$44.3 million in research and development in 2008, 2007 and 2006, respectively.

2009 Capital Expenditure Budget

     We currently are budgeting total capital expenditures of approximately R$1.1 billion for 2009. Our principal capital expenditures for 2009 consist of, in addition to the projects referred to in the preceding paragraphs, approximately R$118 million for productivity improvements, approximately R$182 million for maintenance stoppages and other maintenance of our plants, approximately R$124 million for the replacement of depreciated equipment, approximately R$34 million for plant modernization and information systems and approximately R$88 million for health, environmental and quality improvement projects.

Other Projects

We are currently evaluating projects that could entail significant capital expenditures in the future, including:

  an efficiency enhancement project at our PVC plant in the Northeastern Complex that we expect will increase our annual PVC production capacity by 200,000 tons. This project is subject to approval by our board of directors. If approved, we expect to complete this project during 2011. The total cost of this project is under evaluation.
  construction of a new polypropylene plant in the Northeastern Complex. This project is subject to approval by our board of directors. If approved, we expect that this plant will have an annual production capacity of 300,000 tons and will commence operations in 2012. The total cost of this project is under evaluation.

Maintenance

     Most of our maintenance is performed by third-party service providers. For example, we have contracts with Construtora Norberto Odebrecht S.A., or CNO, a company in the Odebrecht Group, Asea Brown Boveri Ltd., Cegelec Ltda., Rip Serviços Industriais S.A., Cl Engenharia Ltda. and other service providers to perform maintenance for our Basic Petrochemicals Unit. We also perform some of our ordinary course maintenance with our small team of maintenance technicians, which also coordinate the planning and execution of maintenance services performed by third parties.

Basic Petrochemicals Unit Northeastern Complex

     Because we have two independent Olefins units and two independent Aromatics units at the Northeastern Comples, we may continue production of basic petrochemicals without interruption, even while we perform certain maintenance services. We occasionally undertake other brief shutdowns of the basic petrochemical operations at the Northeastern Complex that do not materially affect our production output, primarily for maintenance purposes, catalyst regeneration and equipment cleaning. Regular basic petrochemicals plant maintenance requires complete plant shutdowns from time to time, and these shutdowns usually take approximately 30 days to complete.

     The last general maintenance shutdown of the Northeastern Complex’s Olefins 1 unit was carried out in May and June 2008 and lasted for 37 days. The cost of servicing the unit was approximately R$144 million (not including the value of lost production during this shutdown). In addition, we implemented various improvements to ensure the reliability, competitiveness and safety of this unit at a cost of approximately R$155 million. The next general maintenance shutdown of the Northeastern Complex’s Olefins 1 is scheduled to occur in 2014 or 2015.

     The last general maintenance shutdown of the Northeastern Complex’s Aromatics 1 unit was carried out in 2005 and lasted 30 days. The cost of servicing this unit was approximately R$21 million (not including the value of lost production during this shutdown or investments in productivity enhancements). We no longer perform general maintenance shutdowns of the Northeastern Complex’s Aromatics 1 unit and instead perform general maintenance shutdowns of specific plants or groups of plants in this unit. We performed maintenance of the parex plant of the Northeastern Complex’s Aromatics 1 unit that lasted 52 days during a shutdown of this plant during 2007. The cost of servicing this plant was approximately R$19 million (not including the value of lost production during this shutdown or investments in productivity enhancements). We performed maintenance of the butadiene plant that lasted 30 days during the shutdown of the Northeastern Complex’s Olefins 1 unit in May and June of 2008. The cost of servicing this plant was approximately R$7.6 million (not including the value of lost production during this shutdown). The next general maintenance shutdown of the Catalyst Reform plant and the plants comprising the C8 loop at the Northeastern Complex has been scheduled for September 2009 with an estimated duration of
60

approximately 30 days at an expected cost of R$35 million (not including the value of lost production during this shutdown or investments in productivity enhancements).

     The last general maintenance shutdown of the Northeastern Complex’s Aromatics 2 and Olefins 2 units (which form part of the same basic petrochemicals facility) was carried out in 2004 and lasted 36 days. The cost of servicing these units was approximately R$89 million (not including the value of lost production during this shutdown). The next general shutdown of the Northeastern Complex’s Aromatics 2 and Olefins 2 units has been scheduled for 2010 with an estimated duration of approximately 25 days.

Southern Complex

     Because we have two independent Olefins units at the Southern Complex, we may continue production of basic petrochemicals without interruption, even while we perform certain maintenance services. We occasionally undertake other brief shutdowns of the Southern Complex’s basic petrochemical operations that do not materially affect our production output, primarily for maintenance purposes, catalyst regeneration and equipment cleaning. Regular maintenance of Southern Complex’s basic petrochemical plants requires complete plant shutdowns from time to time, and these shutdowns usually take approximately 30 days to complete.

     The last general maintenance shutdown of the Southern Complex’s Olefins 1 unit and Aromatics unit was carried out beginning in April 2008 and lasted for 38 days. The cost of servicing the unit was approximately R$94.0 million (not including the value of lost production during this shutdown). In addition, during this shutdown, we implemented an efficiency enhancement project that increased the annual ethylene production capacity of this unit by 52,000 tons and the annual propylene production capacity of this unit by 30,000 tons at a cost of approximately R$158.0 million, and various improvements to ensure the reliability, competitiveness and safety of this unit at a cost of approximately R$252.0 million. The next general shutdown of the Southern Complex’s Olefins 1 unit and Aromatics unit has been scheduled for 2014 or 2015.

     The last general maintenance shutdown of the Southern Complex’s Olefins 2 unit was carried out in 2005 and lasted for 32 days. The cost of servicing the unit was approximately R$44.1 million (not including the value of lost production during this shutdown). The next general shutdown of this unit has been scheduled for April 2011 with an estimated duration of approximately 30 days.

Polyolefins

     We have a regular maintenance program for each of our polyolefins plants. Production at each of our Polyolefins Unit’s polyolefins plants generally is shut down for seven to 20 days every two to three years to allow for regular inspection and maintenance. In addition, we undertake other brief shutdowns for maintenance purposes that do not materially affect our production of polyolefins. We coordinate the maintenance cycles of our polyolefins plants with those of our basic petrochemicals plants. While our basic petrochemicals facilities must be shut down for up to 30 days for maintenance, our polyolefins facilities may be shut down for shorter periods because these facilities are less complex to operate and maintain than our basic petrochemicals facilities.

Vinyls Unit

     We have a regular maintenance program for each of our vinyls plants. Our Camaçari and Alagoas PVC plants are generally shut down for 15 to 20 days every two years to allow for regular inspection and maintenance. The last general maintenance shutdown of our PVC plant in Camaçari was carried out in October 2008 and lasted for 12 days. The next general maintenance shutdown of this plant is scheduled for May 2010. The last general maintenance shutdown of our PVC plant in Alagoas was carried out in April 2009 and lasted for 21 days. The next general maintenance shutdown of this plant is scheduled for April 2010. Our São Paulo PVC plant does not require prolonged maintenance shutdowns, resulting in shutdowns of two or three days each year for regular maintenance. Prior to 2007, our caustic soda and chlorine plant in Alagoas was generally shut down for 15 days of maintenance every two years. Beginning in 2007, our maintenance schedule at this plant has been altered so that we will now shut down this plant once a year for three days of maintenance in different parts of the plant. The last general maintenance shutdown of this plant was carried out in October 2006 and lasted for five days. Our caustic soda and chlorine plant in Camaçari does not require prolonged maintenance shutdowns and is shut down for two or three days each year.

Environmental Regulation

     We are subject to Brazilian federal, state and local laws and regulations governing the discharge of effluents and emissions into the environment and the handling and disposal of industrial waste and otherwise relating to the protection of the environment.

     Under federal and state environmental laws and regulations, we are required to obtain operating permits for our manufacturing facilities. State authorities in the State of Bahia issued operating permits for our plants in the Northeastern Complex in 2000, which were renewed in 2005 for a six-year term. Our environmental operating permit obligates us to engage in systematic measures for the treatment of wastewater and hazardous solid waste. State authorities in the State of Rio Grande do Sul, where our Southern Complex plants are located regulate our operations by prescribing specific environmental standards in our operating permits, which must be renewed every four years. Our operating permit for the basic petrochemical plants in the Southern Complex was renewed in 2008 and the operating permits for our polyethelene and polypropylene plants were renewed on various dates in 2006 and 2007. State authorities in the States of Alagoas and São Paulo have issued permits for our plants in those respective complexes, which also must be renewed every four years. If any of our environmental licenses and permits lapse or are not renewed or if we fail to obtain any required environmental licenses and permits, we may be subject to fines ranging from R$500 to R$50.0 million, and the Brazilian government may partially or totally suspend our activities and impose civil and criminal sanctions on our company or both. All our environmental licenses and permits are in full force and effect.

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

     Companhia Riograndense de Saneamento, or Corsan, a state-owned sanitation company, operates an integrated system for liquid effluents treatment, or Sitel, in the Southern Complex. Sitel treats wastewater generated by our company and the other petrochemical producers at the Southern Complex at a liquid effluents treatment station located in the Southern Complex. This treatment station also includes a system for the collection of contaminated wastewater and disposal after treatment. Corsan also operates a centralized system for solid waste control, or

Sicecors, in the Souther Complex. Sicecors centralizes the collection, treatment and final disposal of solid waste that is generated in the Southern Compex. Sicecors stores, treats and disposes of all solid waste generated at the Southern Complex that is not reused or recycled. Sitel and Sicecors received ISO 14001 certifications in 2001.

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

     Our consolidated annual expenditures on environmental control were R$98.9 million in 2008, R$92.7 million in 2007 and R$73.8 million in 2006. To dispose of our industrial wastewater and solid hazardous waste, we contract our jointly controlled company Cetrel at the Northeastern Complex, Corsan at the Southern Complex, our subsidiary Companhia Alagoas Industrial—Cinal at Alagoas, and other third parties. These companies treat our industrial waste immediately after this waste is generated and dispose of our solid waste. Our consolidated environmental expenses relate to our continuous control and monitoring policies, and we do not have any material future environmental liabilities related to our ongoing operations.

     We have established a provision for environmental contingencies in the amount of R$51.2 million at December 31, 2008. However, our environmental compliance costs are likely to increase as a result of the projected increase in our production capacity and projected increases in unit costs for treatment and disposal of industrial waste, as well as the cost of compliance with future environmental regulations.

Our environmental compliance in 2008 included the following results:

  no significant environmental accidents in 2008; and
  no fines were levied on any of our plants by state environmental authorities during 2008.

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

Safety and Quality Control

Safety

     We have adopted a policy that makes all of our officers, directors and employees responsible for the safety and health of our workers and for preserving the environment.

     We participate in the “Responsible Care” program, a global chemical industry initiative, which establishes international standards for environmental, occupational health and safety practices for chemical manufacturers. Through our participation in this program, we adopted policies and procedures that require us to follow detailed instructions in matters of health, safety and the environment. We seek to maintain these environmental standards and have qualified each of our plants for NBR-ISO 9001 and 14001 certification, which includes internationally prescribed environmental management practices. We are currently implementing health, safety and environmental standards based on OSHAS 18001 and standards issued by the U.S. Occupational Safety and Health Administration. Our basic petrochemicals units in the Northeastern Complex and the Southern Complex and one of our polyethylene plants in the Northeastern Complex have received OSHAS 18000 certifications related to our health and safety management system. In 2008, we commenced process safety management audits at 10 of our plants under OSHA standards and we intend to conduct process safety management audits of all of out plants by the end of 2010.

     Our safety record ranks above the average of companies in the Brazilian chemical industry. The following table illustrates our progress in terms of our safety record and compares our safety record to the average for the Brazilian chemical industry:

	Year Ended December 31,
	2008	(1)	2007	2006	2007 (2)
					Brazilian Chemical Industry Average

Safety Indicator
Braskem:
Index of Accident Frequency
(accidents/200,000 man-hours)	0.29		0.2	0.3	2.49
Index of Severity (lost and deducted
days/200,000 man-hours)	4.56		5	3	26.19
Copesul:
Index of Accident Frequency
(accidents/200,000 man-hours)	—		2.0	2.46	2.49
Index of Severity (lost and deducted
days/200,000 man-hours)	—		23	41	26.19
Ipiranga Petroquímica:
Index of Accident Frequency
(accidents/200,000 man-hours)	—		0.6	1.4	2.49
Index of Severity (lost and deducted
days/200,000 man-hours)	—		36	67	26.19

(1)	Includes Copesul and Ipiranga Petroquímica. In September 2008, Copesul merged with and into Ipiranga Petroquímica and Ipiranga Petroquímica merged with and into Braskem.

(2)	Brazilian petrochemical industry average of the members of Brazilian Association of Chemical Industry and Derivative Products for 2007, as reported by the Brazilian Association of Chemical Industry and Derivative Products.

Our safety record in 2008 included the following results:

  a 50% reduction in our rate of personal accidents of all types, compared to 2007;

  seven of our 18 plants had no accidents causing injuries requiring a worker to be absent from work during 2008; and
  a 12% increase in our expenditures on our safety programs, including costs related to accidents.

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

     Each of our plants that operate in the Southern Complex relies on its own supply of water from nearby lakes and water tanks for firefighting capabilities. Our basic petrochemical facilities at the Southern Complex rely on a 7,400 cubic meter artificial pond, with an additional 12,600 cubic meter pond available in case of emergencies. Both water sources are connected to our basic petrochemical facilities by a pumping station and a distribution network, which currently employs seven water pumps, built according to international safety standards. We also maintains emergency equipment and trained safety crews. In addition, our safety plan provides for firefighting brigades consisting of six technicians and 14 operational and maintenance technicians per shift. We and the other companies located in the Southern Complex are supported by the Southern Complex’s Mutual Plan of Emergency (Plano de Auxílio Mútuo do Pólo). Our commitment to safety includes the operation of a training center for our safety crews that simulates emergencies typical to the petrochemical industry. Similar systems are employed at the facilities of our Polyolefins Unit in the Southern Complex.

Quality Control

     Our quality control management uses ISO 9001:2008, an internationally recognized quality control standard, and ISO 14001:2004, an internationally recognized environmental control standard, as its base. We have instituted systematic improvement processes in our operational areas, focusing on integrating production, maintenance, inventory management, customer satisfaction and profitability.

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

     The following table sets forth our properties at December 31, 2008 by location of facilities, products produced and size of plant.

Type of Product or Service	Location of Facilities	Size of Plant
		(in hectares (1))
Basic petrochemicals	Camaçari	65.5
Basic petrochemicals	Triunfo	152.8
Waste disposal	Marechal Deodoro	34.3
Polyethylene	Camaçari	24.5
Caustic soda/EDC/chlorine	Maceió	15.0
PVC/caustic soda/chlorine	Camaçari	12.6
Polyethylene	Triunfo	30.5
Polypropylene	Triunfo	10.0
Caprolactam(2)	Camaçari	8.1
PVC	Marechal Deodoro	7.0
PVC	Vila Prudente/Capuava	3.2

(1)	One hectare equals 10,000 square meters.

(2)	In May 2009, we temporarily closed our caprolactam plant.

     The descriptions of each of our business units above contain detailed charts showing the location, primary products, annual production capacity and historical annual production for each of our company’s production facilities.

     We believe that all of our production facilities are in good operating condition. At December 31, 2008, the consolidated net book value of our property, plant and equipment was R$10,278.4 million.

     Certain of our properties located in the Northeastern Complex (including our DMT plant and all of the equipment located in this plant) and two of our polyolefins plants in the Southern Complex are mortgaged or pledged to secure certain of our financial transactions.

Insurance

     Braskem carries insurance for its plants against material damage and consequent business interruption through “all risks” policies with a total replacement value of US$16.7 billion. Our insurance coverage is underwritten in the Brazilian insurance market by large Brazilian insurance companies. Approximately 90% of our insurance coverage is reinsured in the international insurance market. Our existing “all risks” policies are in force until April 8, 2010.

     The material damage insurance provides insurance coverage for losses due to accidents resulting from fire, explosion and machinery breakdown, among others. This coverage has a maximum indemnification limit of US$2 billion per event (combined material damage and business interruption coverage) and has deductibles of up to US$10 million depending on the plant. The business interruption coverage provides insurance for losses resulting from interruptions due to any material damage covered by the policy. This coverage is calculated to insure against losses up to US$1.24 billion due to shutdowns extending beyond 60 days. The losses are covered until the plant and production are fully re-established, with maximum indemnity periods ranging from 12 to 24 months.

     We also have a third-party liability policy, which covers losses for damages caused to third parties from our operations, including sudden environmental pollution, up to a limit of US$60 million per loss or occurrence in the case of Braskem.

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

ITEM 4A. UNRESOLVED STAFF COMMENTS.

Not applicable.

ITEM 5. OPERATING AND FINANCIAL REVIEW AND PROSPECTS

     The following discussion of our financial condition and results of operations should be read in conjunction with our audited consolidated financial statements at December 31, 2008 and 2007 and for the three years ended December 31, 2008 included in this annual report, as well as with the information presented under “Presentation of Financial and Other Information” and “Item 3. Key Information—Selected Financial Information.”

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
  a discussion of the principal factors that influence our financial condition and results of operations;
  a discussion of developments since the end of 2008 that may materially affect our financial condition and results of operations;
  a discussion of our results of operations for the years ended December 31, 2008, 2007 and 2006;
  a discussion of our liquidity and capital resources, including our working capital at December 31, 2008, our cash flows for the years ended December 31, 2008, 2007 and 2006, and our material short-term and long- term indebtedness at December 31, 2008;
  a discussion of our contractual commitments; and
  a brief overview of the differences between Brazilian GAAP and U.S. GAAP as they relate to our financial statements.

Overview

     We are the leading petrochemical company in Latin America, based on average annual production capacity in 2008. We are also the third largest Brazilian-owned private sector industrial company, based on net sales revenue in 2008. We recorded net sales revenue of R$17,959.5 million and net loss of R$2,492.1 million in 2008. We produce a diversified portfolio of petrochemical products in our 18 plants in Brazil and have a strategic focus on polyethylene, polypropylene and PVC. We were the first Brazilian company with integrated first and second generation petrochemical production facilities.

     Our results of operations have been significantly influenced by (1) beginning in the second quarter of 2007, the effects of the Ipiranga Transaction and our consolidation of the assets, liabilities and results of operations of Ipiranga Química, Ipiranga Petroquímica and Copesul as from April 1, 2007, and (2) to a lesser extent, beginning in the second quarter of 2006, the effect of the Politeno Acquisition on April 6, 2006 and our full consolidation of the assets, liabilities and results of operations of Politeno and the inclusion of Politeno’s results in our Polyolefins segment as from April 1, 2006. In addition, our results of operations for the years ended December 31, 2008, 2007 and 2006 have been influenced, and our results of operations will continue to be influenced, by a variety of factors, including:

  the growth of Brazilian GDP, which grew by an estimated 5.1% in 2008, and by 5.4% in 2007 and 3.8% in 2006, which affects the demand for our products and, consequently, our domestic sales volume;
  the rate of expansion of global production capacity for the products that we sell and the growth rate of the global economy;
  the international market price of naphtha, our principal raw material, expressed in dollars, which has been volatile during the last three years, increasing from US$545.11 per ton in December 2006 to a peak of US$1,091.85 per ton in June 2008 before declining to US$258.16 in December 2008, and which has a significant effect on the cost of producing our products;
  the average domestic prices of our principal thermoplastic products expressed in dollars, which fluctuates to a significant extent based on fluctuations of international prices for these products which, in turn, have a high correlation to our raw material costs;
  our capacity utilization rates, which declined for many of our products during 2008 as a result of planned maintenance stoppages of ethylene and propylene units of our Basic Petrochemicals segment during the second quarter of 2008 and lower demand for our thermoplastic products during the second half of 2008, particularly during the fourth quarter of 2008;
  the depreciation of the Brazilian real against the U.S. dollar by 31.9% in 2008 and the appreciation of the Brazilian real against the U.S. dollar by 17.2% in 2007 and 8.7% in 2006, which has affected the amounts as expressed in reais of our net sales revenues, our cost of sales and services rendered and some of our operating and other expenses that are denominated in or linked to U.S. dollars, and has affected our financial expenses as a result of our significant U.S. dollar-denominated liabilities that require us to make principal and interest payments in U.S. dollars;
  the level of our outstanding indebtedness, fluctuations in benchmark interest rates in Brazil, which affect our interest expenses on our real-denominated floating rate debt, and fluctuations in the LIBOR rate, which affects our interest expenses on our dollar-denominated floating rate debt;
  inflation rates in Brazil, which were 2.1% in 2008, 7.9% in 2007 and 3.8% in 2006 as measured by the General Price Index—Internal Availability, and the effects of inflation on our operating expenses denominated in reais and our real-denominated debt that is indexed to take into account the effects of inflation or bears interest at rates that are partially adjusted for inflation;
  the results of operations of those companies in which we had minority equity interests, such as Copesul, Politeno and Petroflex, a portion of which were consolidated into our results of operations as required by Brazilian GAAP; and
  the tax policies adopted by, and resulting tax obligations to, the Brazilian government and the governments of the Brazilian states in which we operate.

Our financial condition and liquidity is influenced by a variety of factors, including:

  our ability to generate cash flows from our operations and our liquidity;
  prevailing Brazilian and international interest rates and movements in exchange rates, which affect our debt service requirements;

  our ability to continue to be able to borrow funds from Brazilian and international financial institutions and to sell our debt securities in the Brazilian and international securities markets, which is influenced by a number of factors discussed below;
  our capital expenditure requirements, which consist primarily of maintenance of our operating facilities, expansion of our production capacity and research and development activities; and
  the requirement under Brazilian law and our bylaws that we pay dividends on an annual basis in an amount equal to at least 25% of our adjusted net income, unless our board of directors deems it inconsistent with our financial position.

Financial Presentation and Accounting Policies Presentation of Financial Statements

     We have prepared our consolidated financial statements at December 31, 2008 and 2007 and for the three years ended December 31, 2008 in accordance with Brazilian GAAP, which differs in certain respects from U.S. GAAP.

     On December 28, 2007, the Brazilian government enacted Law No. 11,638/07, which became effective on January 1, 2008, amended the Brazilian Corporation Law and changed certain accounting policies under Brazilian GAAP. In December 2008, the CVM issued Deliberation 565/08, implementing these changes in accounting policies. In December 2008, the Brazilian government issued Provisional Measure No. 449, which instituted the transitory tax-payer regime (Regime Tributário de Transição—RTT) for the determination of taxable net income of companies subject to the real profit tax regime as a result of the implementation of these changes in accounting policies and the Brazilian Corporation Law. In May 2009, Provisional Measure No. 449 was codified in Law No. 11,941/09.

     The principal changes introduced by Law No. 11,638/07, Deliberation 565/08, Provisional Measure No. 449 and Law No. 11,941/09 as they relate to our financial statements are, among others:

  We are no longer required to include a statement of changes in financial position in our financial statements, but are instead required to include a statement of cash flows in our financial statements.
  We are required to record investments in financial instruments, including derivatives, at (1) fair value or the equivalent value for securities held for trading or securities available-for-sale, or (2) the lower of historical cost, adjusted for contractual interest and other contractual provisions, and realizable value for other investments.
  We are no longer permitted to record tax incentives directly as capital reserves in shareholders’ equity. Such items are now required to be recorded as part of earnings in our statement of operations. Tax incentives are required to be allocated, after being recorded in earnings, to the tax incentive reserve in equity.
  We are not permitted to record under the caption “deferred charges” in our balance sheet pre-operational expenses and certain restructuring costs that represent future cost reductions or increases in future operational efficiencies.
  We are required to record certain long-term assets and liabilities at present value and certain short-term assets and liabilities.

     In order to make our financial statements as of December 31, 2007 and for the two years ended December 31, 2007 comparable to our financial statements as of December 31, 2008 and for the year ended December 31, 2008, we have retrospectively revised our previously issued financial statements as of December 31, 2007 and for the two years ended December 31, 2007 to conform to the changes in accounting policy introduced by Law No. 11,638/07, Deliberation 565/08, Provisional Measure No. 449 and Law No. 11,941/09. For additional information with respect to these changes and their effects on our financial statements, see notes 2 and 3 to our audited consolidated financial statements included elsewhere in this annual report.

     Our consolidated financial statements have been prepared in accordance with Instruction 247. Instruction 247 requires our company to proportionally consolidate jointly controlled companies that are not our subsidiaries but which we jointly control with one or more other shareholders.

     Prior to April 1, 2006, we proportionally consolidated the results of Politeno in our consolidated financial statements. As a result of the Politeno Acquisition described under “Item 4. Information on the Company—History and Development of Our Company—Consolidation of Minority Interests,” we have fully consolidated Politeno’s results in our consolidated financial statements and included Politeno’s results in our Polyolefins segment as from April 1, 2006.

     Prior to April 1, 2007, we proportionally consolidated the results of Copesul in our consolidated financial statements. As a result of the Ipiranga Transaction described under “Item 4. Information on the Company—History and Development of Our Company—Ipiranga Transaction,” we have fully consolidated Copesul’s results in our consolidated financial statements as from April 1, 2007.

     Prior to December 1, 2007, we proportionally consolidated the results of Petroflex in our consolidated financial statements. As a result of our entering into an agreement in December 2007 to sell our interest in Petroflex, we accounted for our interest in Petroflex in our Brazilian GAAP financial statements using the equity method as from December 1, 2007. In April 2008, we sold all of our share capital in Petroflex.

     Prior to April 1, 2008, we proportionally consolidated the results of Paulínia in our consolidated financial statements. As a result of the completion of the first phase of the Petrobras Transaction described under “Item 4. Information on the Company—History and Development of Our Company—Petrobras Transaction,” we have fully consolidated the results of Paulínia and its subsidiaries in our consolidated financial statements as from April 1, 2008. On September 30, 2008, Ipiranga Petroquímica and Paulínia merged with and into Braskem.

Business Segments and Presentation of Segment Financial Data

     We have implemented an organizational structure that we believe reflects our business activities and corresponds to our principal products and production processes. We now have four business units and report our results by four corresponding segments to reflect this organizational structure:

  Basic Petrochemicals—This segment includes our production and sale of basic petrochemicals at the Northeastern Complex and the Southern Complex, our supply of utilities to second generation producers, including some producers owned or controlled by our company, and our production and sale of certain second generation petrochemical products, such as caprolactam.
  Polyolefins—This segment includes the production and sale of polyethylene and polypropylene by our company and our PET operations which were permanently closed in 2008.
  Vinyls—This segment includes our production and sale of PVC, caustic soda and EDC.
  IQ Soluções & Química —This segment includes the operations of Ipiranga Química, which consist of the distribution of petrochemical products manufactured by our company and other domestic and international companies. This segment began reporting as from April 1, 2007 as a result of the Ipiranga Transaction.

     Our IQ Soluções & Química business unit was created in April 2007 following our acquisition of control of Ipiranga Química. The operations of Copesul that we acquired in the Ipiranga Transaction and were reported as a separate segment in prior periods are now part of our Basic Petrochemicals business unit, and the operations of Ipiranga Petroquímica that we acquired in the Ipiranga Transaction were reported as a separate segment in prior periods are now part of our Polyolefins business unit. In addition, the operations of our former Business Development business unit were split; our caprolactam production operations are now included in our Basic

Petrochemicals business unit and the remaining operations of our former Business Development unit are now included in our Polyolefins business unit. We have represented our segment data in this annual report and in our consolidated financial statements included elsewhere in this annual report for the years ended December 31, 2007 and 2006 to reflect our current segments.

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

     In March 2009, we began the implementation of a new organizational structure under which we will have two business units and report our results by two corresponding segments to reflect this organizational structure:

  Basic petrochemicals —This segment will include our production and sale of basic petrochemicals at the Northeastern Complex and the Southern Complex, and our supply of utilities to second generation producers, including some producers owned or controlled by our company.
  Polymers —This segment includes the production and sale of second generation products, including polyethylene, polypropylene and PVC, by our company. This segment will include the operations of our former polyolefins segment, our former vinyls segment, our former vinyls segment and our former IQ
  Soluções & Química segment.

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

  Provision for doubtful accounts. We record a provision for doubtful accounts in an amount considered sufficient to cover estimated losses on the realization of our receivables, taking into account our loss experience and the aging of our accounts receivable. Additionally, we analyze, on a monthly basis, the amounts and characteristics of trade accounts receivable compared to our pre-defined credit limits for our customers in order to determine if additional provisions are required. At December 31, 2008 our total trade accounts receivable was R$2,381.7 million and the provision for doubtful account was R$198.7. At June 30, 2009 the past due receivables which remained outstanding relating to December 31, 2008 amounted to R$190.3 million. The outstanding amount excludes renegotiated loans during the six-month period ended June 30, 2009. Significant changes in our historical loss experience on accounts receivable which are not apparent through our aging analysis could require significant changes to our provisions for doubtful accounts.
  Impairment and depreciation and amortization of permanent assets. Our goodwill and property, plant and equipment at December 31, 2008 was R$2,013.3 million and R$10,278.4 million, respectively. The recoverable value of property, plant and equipment and other noncurrent assets including goodwill and intangible assets are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. An impairment loss is recognized for the amount by which the asset’s carrying amount exceeds its recoverable amount. The recoverable amount is the higher of an asset’s fair value less costs to sell and value in use. For the purposes of assessing impairment, assets are grouped at the lowest level for which there are separately identifiable cash flows (cash-generating units). Non-financial assets other than goodwill that suffered an impairment are reviewed for possible reversal of the impairment at each reporting date.

Our impairment tests consider the lowest level of cash generating units based on our operating and segment structure at year end. We generate cash flow projections for each cash generating unit over the useful life of the related assets. Definition of different segments or changes in our operations could impact the definition of our cash generating units.

The discount rate applied is based on the weighted average cost of capital for the respective operations at the relevant dates. Our projections include assumptions regarding volumes that consider actual production, and assumptions regarding prices based on a sales prices cycle of approximately six years for our products. The current sales price cycle reached its low point in 2008. Market indicators for sales prices in 2009 are more optimistic that those used in our projections. Our projections assume that costs will remain relatively stable based on volume, and that exchange rates will remain stable. Our experience with costs in 2009 have been generally consistent with our projections but variations in the exchange rate for reais into U.S. dollars during 2009 have generated a much more optimistic scenario than was considered at December 31, 2008. Changes to our projected prices resulting from changes in the petrochemical cycle or strategic decisions to suspend or terminate production of certain plants could significantly impact our impairment charges. The impairment test performed in December 31, 2008 support a 10% negative fluctuation in contribution margin without changing the impairment result. During the year ended December 31, 2008 we recorded impairment charges of R$102.8 million and R$29.6 million related to our PET plant and our caprolactam plant; no impairment had been recorded in the prior year.

•	Valuation of investments. We record long-term investments at cost or under the equity accounting method, depending on our participation in voting capital and the degree of influence that we exercise over the operations of the companies involved. We evaluate the fair value of investments for impairment whenever the performance of the underlying entity indicates that impairment may exist. In such cases, the fair value of the investments is estimated principally based on discounted estimated cash flows using assumptions. Arriving at assumptions and estimates concerning these cash flows is a complex and often subjective process involving estimation of future revenues, costs and taxes.

•	Valuation of derivative instruments. We use swaps, non-deliverable forwards, non-deliverable options and other derivative instruments to manage risks from changes in foreign exchange and interest rates. We record these instruments at their estimated fair market value based on market quotations for similar instruments, and based on standard mark-to-market practices, which take into account reliable market curves for interest rates, foreign exchange rates and volatility.

At December 31, 2008, we had entered into derivative transactions to mitigate our exposure to exchange rate fluctuations related to a long-term loan denominated in Japanese Yen and fluctuations in LIBOR related to an export pre-payment facility that bears interest at a rate based on LIBOR. Both types of derivative transactions matched with the contractual cash-flows of the hedged indebtedness. Assuming a 50% variance in the exchange rate for reais into Japanese Yen and in the LIBOR rate at December 31, 2008, the present value of the currency derivative would be R$94 million and of the LIBOR swap would be R$36 million.

•	Pension plans. For defined benefit plans that we sponsor, we calculate our funding obligations based on calculations performed by independent actuaries using assumptions that we provide about interest rates, investment returns, levels of inflation, mortality rates and future employment levels. Collectively, these assumptions directly impact our liability for accrued pension costs and the amounts we record as pension costs, although individual assumptions are not expected to be material. In June 2005, Braskem announced that it intends to withdraw as a sponsor of one of its defined benefit plans. Unrecognized actuarial gains and losses are amortized either over the estimated future service period of employees or over the estimated period of the plan final settlement, whichever is less.

•	Current taxes. We do not record CSLL taxes, nor any related deferred taxes, based on a favorable decision issued by the Brazilian Federal Supreme Court exempting our company from paying CSLL taxes in a lawsuit that we brought challenging the constitutionality of the CSLL. This decision was overruled in a subsequent rescission action filed by the Brazilian tax authorities, and our appeal of that decision is pending. We believe that it is reasonably possible that we will lose our appeal. If we lose our appeal, we may be required to pay the amount of R$835.4 million plus penalties of approximately R$242.0 million. We believe we would be required to pay CSLL only from the date that a final decision is published, and would not be required to pay these taxes retroactively because we relied upon a judicial decision in not paying the CSLL. For more information regarding this litigation, see “Item 8. Financial Information—Legal Proceedings—Tax Proceedings.”

  Contingencies. We are currently involved in numerous judicial and administrative proceedings, as described under “Item 8. Financial Information—Legal Proceedings” and in notes 9, 16, 17 and 22 to our consolidated financial statements. We record accrued liabilities for contingencies that we deem probable of creating an adverse effect on our results of operations or financial condition. We believe that these contingencies are properly recognized in our financial statements. We are also involved in judicial and administrative proceedings that are aimed at obtaining or defending our legal rights with respect to taxes that we believe to be unconstitutional or otherwise not required to be paid by our company. We believe that these proceedings will ultimately result in tax credits or benefits, which we do not recognize in our financial statements until the contingency has been resolved. When, based on favorable but appealable court decisions, we use tax credits or benefits in dispute to offset current tax obligations, we establish a provision equal to the amount used and maintain the provision until a final decision on those credits or benefits is rendered. Our provisions include interest on the tax obligations we have offset with disputed credits or benefits at the interest rate defined in the relevant tax law.
  Deferred Tax. Deferred tax assets in the amounts of R$714.1 million (net of valuation allowances of R$502.0 million) and R$1,205.8 million were recorded at December 31, 2008 under Brazilian GAAP and U.S. GAAP, respectively. Under U.S. GAAP, a number of factors entering into the assessment of the valuation allowance required by Statement of Financial Account Standards Board No. 109, “Accounting for Income Taxes,” or FAS 109, are highly subjective: for example, assessing whether the weight of available evidence supports the recognition of some or all of an enterprise’s deferred tax assets, or DTAs; determining how objectively verifiable an individual piece of evidence is, and thus how much weight should be given to the evidence; and establishing the reversal patterns for existing temporary differences. The valuation allowance recorded is based on management’s judgment of what is “more likely than not” considering all available information, both quantitative and qualitative.
  The estimates used in the FAS 109 valuation allowance assessment are based on management’s best estimates of future results, which are similarly based on the weight of objective evidence and are consistent with other estimates involving assumptions about the future used in the preparation of the financial statements. FAS 109, paragraph 20, states that all available evidence should be considered in determining whether a valuation allowance is needed. This includes historical information through the date of issuance of the financial statements supplemented by all currently available information about future years. Events occurring subsequent to a company’s year-end but before the financial statements are released that provide additional evidence (negative or positive) regarding the likelihood of realization of existing DTAs should be considered when determining whether a valuation allowance is needed.
  We reduce deferred tax assets by a valuation allowance if, based on the weight of available evidence, it is more likely than not (a likelihood of more than 50 percent) that some portion or all of the deferred tax assets will not be realized. The valuation allowance is considered sufficient to reduce the deferred tax asset to the amount that is more likely than not to be realized. Based on historical financial information through the date of release of these financial statements, it was considered that the sufficient positive evidence existed to consider that the Braskem’s deferred tax assets at December 31, 2008 were “more likely than not” to be realized. Such positive evidence included i) cumulative historical profits in the three year period through to the issuance of the financial statements, ii) no time prescription limit to the use of income tax losses under the related legislation, iii) the income tax losses at December 31, 2008 relate principally to an exchange loss on the company’s net exposure to foreign currency liabilities during 2008, which is considered a nonrecurring item, iv) the scheduling of future taxable income at December 31, 2008 and v) subsequent realization operating and other taxable profits through the date of issuance of the financial statements. Similar estimates are made under Brazilian GAAP, where the recognition of deferred tax assets requires historical evidence of taxable profit, limits recognition of DTAs to future projections of taxable profits over a 10 year period and future limits recognition of DTAs based on a calculation of discounted future profits. Within these limitations, Braskem, based on its profitability study, recognized the maximum potential DTA under Brazilian GAAP.

Based on historical financial information through the date of release of our consolidated financial statements included elsewhere in this annual report we considered that sufficient positive evidence existed to determine that our deferred tax assets at December 31, 2008 were “more likely than not” to be realized. Such positive evidence included (1) cumulative historical profits in the three year period ended December 31, 2008 through the date of issuance of the financial statements; (2) the absence of a time prescription limit on the use of income tax losses under the related legislation; (3) the income tax losses at December 31, 2008 relate principally to an exchange loss on our net exposure to foreign currency liabilities during 2008, which we consider a nonrecurring item; (4) the scheduling of future taxable income at December 31, 2008; and (5) subsequent realization of operating and other taxable profits through the date of issuance of these financial statements.

Similar estimates are made under Brazilian GAAP, under which the recognition of DTAs requires historical evidence of taxable profit, recognition of DTAs is limited to future projections of taxable profits over a 10 year period, and recognition of DTAs is further limited based on a calculation of discounted future profits. Within these limitations, we, based on our profitability study, recognized the maximum potential DTA under Brazilian GAAP.

Principal Factors Affecting Our Financial Condition and Results of Operations

Effects of the Ipiranga Transaction and the Petrobras Transaction

     On March 18, 2007, we entered into the Ipiranga Investment Agreement with Ultrapar and Petrobras. On the same date, Ultrapar and the controlling shareholders of RPI, CBPI and DPPI entered into the Purchase Agreement, with our company and Petrobras as intervening parties. As a result of the Ipiranga Transaction:

  we acquired, directly and indirectly, shares of Copesul representing 62.7% of the total and voting share capital of Copesul;
  we acquired shares of Ipiranga Química representing 60% of its total share capital and voting share capital, which in turn owns all of the total share capital and voting share capital of Ipiranga Petroquímica; and
  we acquired shares of RPI representing 33.3% of total share capital and voting share capital of RPI.

     As a result of the Ipiranga Transaction, we fully consolidated the results of Copesul and its subsidiaries and consolidated the results of Ipiranga Química and its subsidiaries, including Ipiranga Petroquímica, into our financial statements as from April 1, 2007. In addition, we have accounted for our interest in the results of RPI under the equity method in our financial statements as from April 1, 2007.

     The total purchase price to our company of the shares of Ipiranga Química and RPI that we acquired from Ultrapar in the Ipiranga Transaction was R$1,489.1 million. In addition, we paid R$1,418.5 million for the Copesul shares not owned by our company, Ipiranga Petroquímica, Petroquisa or Triunfo and R$117.9 million for the shares of Ipiranga Petroquímica not owned by Ipiranga Química.

     In May 2008, we completed the first phase of the Petrobras Transaction. As a result, we acquired, directly and indirectly:

  36.4% of the voting and outstanding share capital of Copesul;
  40.0% of the voting and outstanding share capital of Ipiranga Química; and
  40.0% of the voting and outstanding share capital of Paulínia.

As consideration for these assets, we issued 46,903,320 of our common shares and 43,144,662 of our class A preferred shares to Petroquisa, as a result of which Petroquisa owned 23.1% of our total share capital, including 30.0% of our voting share capital.

     In September 2008, Copesul merged with and into Ipiranga Petroquímica, and Ipiranga Petroquímica and Paulínia merged with and into Braskem.

     On May 5, 2009, the second phase of the Petrobras Transaction was completed with the merger of Triunfo with and into Braskem. We issued an aggregate of 13,387,157 of our class A preferred shares to the shareholders of Triunfo as consideration for their equity interests in Triunfo. Prior to this merger, Triunfo owned and operated a polyethylene plant located in the Southern Complex with an annual production capacity of 160,000 tons. As a result of the merger, we will consolidate the results of Triunfo into our financial statements as from May 1, 2009.

     As a result of these transactions, the production capacity of our Basic Petrochemicals Unit, which includes the facilities formerly owned by Copesul, and the production capacity of our Polyolefins Unit, which includes the facilities formerly owned by Ipiranga Petroquímica and Paulínia, have significantly increased. In addition, we acquired a new operating Unit, IQ Soluções & Química (formerly known as Ipiranga Química).

     The acquisition of these operating facilities has substantially increased our net sales volumes, net sales revenues, gross profit and operating income. Debt service requirements relating to the indebtedness that we incurred to finance the purchase price of the assets acquired in the Ipiranga Transaction have also increased our net financial expenses and our total indebtedness.

Growth of Brazil’s Gross Domestic Product and Domestic Demand for Our Products

     Our sales in Brazil represented 77.8% of our net sales revenue in 2008. As a Brazilian company with substantially all of our operations in Brazil, we are significantly affected by economic conditions in Brazil. Our results of operations and financial condition have been, and will continue to be, affected by the growth rate of GDP in Brazil because our products are used in the manufacture of a wide range of consumer and industrial products.

     Because of our significant market share in many of the Brazilian markets in which our petrochemical products are sold, fluctuations in Brazilian demand for polyethylene, polypropylene and PVC affect our production levels and net sales revenue. GDP in Brazil grew at an estimated compound average annual rate of 3.7% from 1999 through 2008. From 1999 through 2008, the consumption volumes in Brazil of polyethylene (including EVA), polypropylene and PVC increased at compound average annual rates of 3.2%, 6.9% and 4.2%, respectively.

     The following table sets forth the growth rates of Brazilian GDP and domestic demand for polyethylene, polypropylene and PVC for the years ended December 31, 2008, 2007 and 2006.

	Year Ended December 31,
	2008		2007	2006
Brazilian GDP	5.1	(1)%	5.4%	3.7%
Brazilian consumption of Polyethylene	0.4		7.1	11.4
Brazilian consumption of Polypropylene	0.2		10.3	4.6
Brazilian consumption of PVC	14.4		14.5	10.5
(1) Estimated.

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

Effects of the Global Economic Downturn

     The acceleration of the global financial and credit crisis since September 2008 precipitated a dramatic change in the pace of economic activity around the world and has had, and may continue to have, a negative effect on economic growth in Brazil and in the countries to which we export our products. Domestic demand for our thermoplastic resins was adversely effected in the second half of 2008, particularly in the fourth quarter, reflecting a general decline in economic growth in Brazil related to the global financial and credit crisis, which led to the depreciation of the real against the U.S. dollar and the reduced availability of liquidity and credit. In addition, Chinese demand for thermoplastic resins declined following the conclusion of the Olympic Games, and demand for thermoplastic resins in the United States and Europe declined as the effects of the global financial and credit crisis became more pronounced during the second half of 2008.

     In addition to these factors which led to a contraction in global and domestic demand for our thermoplastic products, the decline in global petroleum prices and the significant depreciation of the real against the U.S. dollar in the second half of 2008 resulted in price instability and a significant reduction in purchases of our products as our customers delayed purchases and consumed their inventories in anticipation of reductions in the prices of thermoplastic resins.

     The contraction of demand in the United States led thermoplastic resin producers in the United States to increase the volume of exports of their thermoplastic products, leading to greater price competition in the export markets that we serve. Because this increased supply of thermoplastic resins in the global market has coincided with a contraction of global demand for these resins, there has been a decline in margins available to us in our export sales of these resins.

     As a result of the weakness in domestic demand for thermoplastic resins and the reduced demand for and margins on our exports of these products, we reduced the capacity utilization rates of our polyolefins plants in the fourth quarter of 2008 and temporarily shut down one of our ethylene crackers in the Northeastern Complex and one of our ethylene crackers in the Southern Complex in December 2008. We resumed production at these crackers in February 2009 and beginning in March 2009 our capacity utilization rates reached historical levels. Purchases by our domestic customers have recovered significantly from the depressed levels of the fourth quarter of 2008, although our domestic sales volumes have not returned to the levels of the first half of 2008. Despite the recent weakness of domestic demand for our products, we have been able to return to historical sales volume levels through an increase in export sales of our products, principally to commodity traders operating in the global markets for petrochemicals.

     Although we believe that in the short-term domestic demand for thermoplastic resins from the consumer goods sector may offset the decline in demand for thermoplastic resins from economic sectors that are dependent on exports and credit (such as the agribusiness, automotive and home appliance sectors), we can offer no assurances that domestic demand for thermoplastic will not continue to be affected by global macroeconomic factors. In addition, although the volume of our basic petrochemical and thermoplastic resin sales has recovered significantly from the levels experienced in the fourth quarter of 2008, exports, with respect to which we generate lower margins than on our domestic sales, have constituted a larger percentage of our sales than has historically been the case. In addition, our margins on domestic sales have been under pressure as the global imbalance of supply and demand has led to increased levels of imports into the Brazilian market.

     The decline in the margins that we realize on sales of our products has negatively impacted our generation of cash flows from operations. We have not experienced, and do not expect to experience, a material increase in delinquent accounts or issues with collections from our customers. We believe that our exposure to credit risks related to our customers is limited due to our credit policies, our diverse customer base and the lack of concentration of sales within our customer base.

     We believe that our exposure to liquidity risks as a result of the global financial and credit crisis and the resulting impact on domestic and international demand for petrochemical products is limited in the short- and medium- term as a result of our cash position. As of December 31, 2008, we had consolidated cash and cash equivalents and other investments of R$2,960.2 million, which amount is sufficient to service our interest and principal payments on our outstanding debt through the third quarter of 2010.

     However, we may face significant liquidity challenges if conditions in the financial markets do not improve in the medium- to long-term. Our ability to access the capital markets or the commercial bank lending markets may be severely restricted at a time when we would like, or need, to access such markets, which could have an impact on our flexibility to react to changing economic and business conditions. The financial and credit crisis could have an impact on the lenders under our existing credit facilities, on our customers, or on the ability of our suppliers to meet scheduled deliveries, causing them to fail to meet their obligations to us. If the global financial and credit crisis deepens further, it could have an adverse affect on the demand for our products and our ability to fund our planned growth.

Cyclicality Affecting the Petrochemical Industry

     Global consumption of petrochemical products has increased significantly over the past 30 years. Due to this growth in consumption, producers have experienced periods of insufficient capacity for these products. Periods of insufficient capacity, including some due to raw material shortages, have usually resulted in increased capacity utilization rates and international market prices for our products, leading to increased domestic prices and operating margins. These periods have often been followed by periods of capacity additions, which have resulted in declining capacity utilization rates and international selling prices, leading to declining domestic prices and operating margins.

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

Since January 1, 2006, the following petrochemical capacity has been added to the Brazilian market:

in 2009:

Quattor expanded its annual polyethylene production capacity by 230,000 tons in March;

Quattor expanded its annual polypropylene production capacity by 90,000 tons in March;

in 2008:

Quattor expanded the annual ethylene production capacity of the São Paulo Complex by 200,000 tons;

Quattor expanded its annual polypropylene production capacity by 100,000 tons in July;

Solvay Indupa Brazil expanded its annual PVC production capacity in Brazil by 55,000 tons in October and its annual caustic soda production capacity by 50,000 tons;

Paulínia commenced operations in April of a polypropylene plant that has an initial annual production capacity of 350,000 tons of polypropylene; and

We (1) expanded the annual ethylene production capacity of our cracker in the Southern Complex by 52,000 tons and its annual propylene production capacity by 30,000 tons in April, (2) expanded the annual polypropylene production capacity of our plants in the Southern Complex by 30,000 tons in

April, and (3) expanded the annual polyethelene production capacity of our plants in the Northeastern Complex by 20,000 tons in June.

in 2006:

Copesul expanded its annual ethylene production capacity by 65,000 tons and its annual propylene production capacity by 49,000 tons in January;

Ipiranga Petroquímica expanded its annual polypropylene production capacity by 30,000 tons in January;

Suzano expanded its polypropylene annual production capacity by 60,000 tons in July; and

we increased our annual HDPE production capacity by 30,000 tons in September and our annual isoprene production capacity by 8,800 tons in November.

     Based on historical growth of Brazilian domestic demand for polyethylene, polypropylene and PVC, we believe that the additional capacity introduced in the Brazilian market in 2008 will be absorbed by the domestic market over the next several years. We cannot assure you, however, that the additional capacity will be absorbed by the domestic market or that satisfactory export opportunities will be available for products not sold domestically. In the event that this additional production is not absorbed domestically or sold in export markets, there may be resulting pressure on prices for the affected products, which could adversely affect our net sales revenues, gross margins and overall results of operations.

Effects of Fluctuations in Naphtha Prices

     Fluctuations in the international market price of naphtha have significant effects on our costs of goods sold and the prices that we are able to charge our customers for our first and second generation products.

Effects on Cost of Sales

     Naphtha is the principal raw material used by our Basic Petrochemicals Unit and, indirectly, in our other business units. In 2008, naphtha and condensate accounted for 80.4% of the total cost of sales of our Basic Petrochemicals Unit and 64.8% of our direct and indirect consolidated cost of sales and services rendered.

     The cost of naphtha varies in accordance with international market prices, which fluctuate depending upon the supply and demand for oil and other refined petroleum products. We purchase naphtha from Petrobras for our basic petrochemicals plants located in the Northeastern Complex under the terms that have been negotiated in a new naphtha supply contract with Petrobras to replace the naphtha supply contract that terminated in June 2008. We expect to execute this new naphtha supply agreement in the third quarter of 2009. We purchase naphtha from Petrobras for our basic petrochemicals plants located in the Southern Complex under a long-term supply contract with Petrobras, which we expect will be superseded by the new naphtha supply contract with Petrobras. We import naphtha from other suppliers through our terminal at Aratú in the State of Bahia and Petrobras’ terminal at Osório in the State of Rio Grande do Sul. The prices that we pay for naphtha under these arrangements, other than our supply arrangements with Petrobras, are based on the Amsterdam-Rotterdam-Antwerp market price for naphtha. As a result, fluctuations in the Amsterdam-Rotterdam-Antwerp market price for naphtha have had a direct impact on the cost of our first generation products.

     Since March 2009, the price that we have paid for naphtha that we purchase from Petrobras has been based on a variety of factors, including the market prices of a naphtha and a variety of other petroleum derivatives, the volatility of the prices of these products in the international markets, the real/U.S. dollar exchange rate, and the level of paraffinicity of the naphtha that is delivered. As a result, we believe that the cost of our first generation products will be less exposed to fluctuations in the Amsterdam-Rotterdam-Antwerp market price for naphtha in the future.

     Because the primary raw materials of our Polyolefins and Vinyls Units, principally ethylene and propylene, are first generation products produced by our Basic Petrochemicals Unit, fluctuations in the Amsterdam-Rotterdam-Antwerp market price for naphtha result in similar fluctuations in the cost of the primary raw materials of these units.

     The international price of naphtha has fluctuated significantly in the past, and we expect that it will continue to do so in the future. Significant increases in the price of naphtha and, consequently, the cost of producing our products, would likely reduce our gross margins and our results of operations to the extent that we are unable to pass all of these increased costs on to our customers, and could result in reduced sales volumes of our products. Conversely, significant decreases in the price of naphtha and, consequently, the cost of producing our products, would likely increase our gross margins and our results of operations and could result in increased sales volumes if this lower cost leads us to lower our prices. In periods of high volatility in the U.S. dollar price of naphtha, there is usually a lag between the time that the U.S. dollar price increases or decreases and the time that we are able to pass on increased, or required to pass on reduced, costs to our customers in Brazil. These pricing discrepancies decrease when the U.S. dollar price of naphtha is less volatile.

     We do not currently hedge our exposure to changes in the prices of naphtha because a portion of our sales are exports payable in foreign currencies and linked to the international market prices of naphtha and also because the prices of our polyethylene, polypropylene and PVC products sold in Brazil generally reflect changes in the international market prices of these products.

Effects on Prices of Our Products

     The prices that we charge for ethylene and propylene are determined by reference to the European contract prices for ethylene and propylene. The prices that we charge for butadiene, benzene and para-xylene are based on the United States contract price for these products. The prices that we charge for ortho-xylene are based on the contract prices for these products in the United States and Europe.

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

     We negotiate the real prices for certain of our products, principally polyethylene, polypropylene and PVC, on a monthly basis with our domestic customers. We attempt to revise our prices to reflect changes in the international market prices of these products and the appreciation or depreciation of the real against the U.S. dollar. However, during periods of high volatility in international market prices or exchange rates, we are sometimes unable to fully reflect these changes in our prices quickly.

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

     The table below sets forth capacity utilization rates with respect to the production facilities for some of our principal products for the years ended December 31, 2008, 2007 and 2006.

	Year Ended December 31,
	2008	2007		2006
Ethylene	84%	94	%(1)	87%
Polyethylene	80	91	(2)	89	(3)
Polypropylene	87	97	(2)	97
PVC	99	91		86

(1)	Giving effect to our consolidation of the results of Copesul as from April 1, 2007.

(2)	Giving effect to our consolidation of the results of Ipiranga Petroquímica as from April 1, 2007

(3)	Without giving effect to a 30,000 ton increase of our annual production capacity in September 2006.

     On December 10, 2008, we temporarily shut down one of our ethylene crackers in the Northeastern Complex and one of our ethylene crackers in the Southern Complex a result of the weakness in domestic demand for thermoplastic resins and the reduced demand for and margins on our exports of these products in the fourth quarter of 2008. In February 2009, we resumed production at these facilities. As a result, our effective annual ethylene production capacity was reduced to 2.3 million tons of ethylene during the period in which these crackers were shut down.

     The utilization rate of our ethylene production capacity was also adversely affected during 2008 as a result of programmed maintenance shutdowns of the Northeastern Complex’s Olefins 1 unit for 37 days in May and June 2008 and the Southern Complex’s Olefins 1 unit and Aromatics unit for 38 days in April and May 2008.

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

     In 2008, 22.2% of our net sales revenue was derived from export sales of our products as compared with 23.8% of our net sales revenue in 2007. Net sales revenues derived from export sales declined by 5.2% in 2008 as a result of the decline international demand and prices for our products.

     In 2008, exports to other countries in the Americas accounted for 66.7% of our export sales, with the remainder of our exports sold in Europe, which accounted for 29.3% of our export sales, and the Far East, which accounted for 3.9% of our export sales.

     Our ability to export to other South American countries is a function of the level of economic growth in these countries and other economic conditions, including prevailing inflation rates. We believe that continued slow or negative growth in the global economy will likely lead to reduced global demand and international market prices for our products, and consequently reduced domestic prices for our products. In addition, reduced global demand for our products impairs our ability to export our products in response to a decline in domestic demand for these products.

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

     Virtually all of our sales are of petrochemical products for which there are international market prices expressed in U.S. dollars. We generally attempt to set prices that take into account the international market prices for our petrochemical products and variations in the real/U.S. dollar exchange rate. As a result, although a significant portion of our net sales revenue is denominated in reais, substantially all of our products are sold at prices that are based on international market prices that are quoted in U.S. dollars.

     Fluctuations in the real affect the cost of naphtha and other U.S. dollar-linked or imported raw materials. The price of naphtha, our principal raw material, is linked to the U.S. dollar. The pricing formula under which we have purchased naphtha from Petrobras since March 2009 and which we expect to be included in our new naphtha supply contract with Petrobras includes a factor that adjusts the price to reflect the real/U.S. dollar exchange rate.

     When the real depreciates against the U.S. dollar, assuming naphtha costs and international market prices of our products remain constant in U.S. dollars, the production cost for our products increases and we generally attempt to increase the prices for our products in reais (to the extent possible in light of then-prevailing market conditions in Brazil), which may result in reduced sales volumes of our products. To the extent that our price increases are not sufficient to cover the increased costs for raw materials, our operating margin decreases. Conversely, when the real appreciates against the U.S. dollar, assuming naphtha costs and international market prices of our products remain constant in U.S. dollars, the production cost for our products decreases and we generally decrease the prices for our products in reais, which may result in increased sales volumes of our products. In periods of high volatility in the real/U.S. dollar exchange rate, there is usually a lag between the time that the U.S. dollar appreciates or depreciates and the time that we are able to pass on increased, ore required to pass on reduced, costs in reais to our customers in Brazil. These pricing discrepancies decrease when the real/U.S. dollar exchange rate is less volatile.

     Our consolidated U.S. dollar-denominated indebtedness represented 74.3% of our outstanding indebtedness at December 31, 2008, excluding related party debt. As a result, when the real depreciates against the U.S. dollar:

  the interest costs on our U.S. dollar-denominated indebtedness increase in reais, which adversely affects our results of operations in reais;
  the amount of our U.S. dollar-denominated indebtedness increases in reais, and our total liabilities and debt service obligations in reais increase; and
  our financial expenses tend to increase as a result of foreign exchange losses that we must record.

An appreciation of the real against the U.S. dollar has the converse effects.

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

Effect of Level of Indebtedness and Interest Rates

     At December 31, 2008, our total outstanding consolidated indebtedness on a consolidated basis was R$11,986.1 million. The level of our indebtedness results in significant financial expenses that are reflected in our statement of operations. Financial expenses consist of interest expense, exchange variations of U.S. dollar- and other foreign currency-denominated debt, foreign exchange losses or gains, and other items as set forth in note 24 to our consolidated financial statements. In 2008, we recorded total financial expenses of R$4,403.1 million, of which R$560.1 million consisted of interest expense, R$214.9 million consisted of monetary variation on financing and R$3,212.6 million consisted of foreign exchange losses. The interest rates that we pay depend on a variety of factors, including prevailing Brazilian and international interest rates and risk assessments of our company, our industry and the Brazilian economy made by potential lenders to our company, potential purchasers of our debt securities and the rating agencies that assess our company and its debt securities.

     Standard & Poor’s, Moody’s and Fitch maintain ratings of our company and our debt securities. Standard & Poor’s maintains a rating of our company on a local basis of “br AA+/Stable Outlook,” Moody’s maintains a rating of our company on a local basis of “Aa2.br/Stable Outlook” and Fitch maintains a local rating for our company of “AA (bra)/Stable Outlook.” On a global basis, Standard & Poor’s maintains a local currency rating for our company of “BB+ (stable)” and a foreign currency rating for our company of “BB+ (stable),” Moody’s maintains a local currency rating for our company of “Ba1” and a foreign currency rating for our company of “Ba1” and Fitch maintains a local currency rating for our company of “BB+/Stable Outlook” and a foreign currency rating for our company of “BB+/Stable Outlook.” Any ratings downgrades in the future would likely result in increased interest and other financial expenses relating to borrowings and debt securities and could adversely affect our ability to obtain such financing on satisfactory terms or in amounts required by us.

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

Results of Operations of Jointly Controlled Companies

     As a result of the application of Instruction 247 to our consolidated financial statements, we have been required to proportionally consolidate the results of jointly controlled companies that are not our subsidiaries. Consequently, our results of operations have been subject to fluctuations that depend on the results of these jointly controlled companies.

     Prior to the Politeno Acquisition on April 6, 2006, we owned 35.0% of Politeno’s voting share capital and 34.0% of its total share capital. As a result, at dates and for periods prior to April 1, 2006, we proportionally consolidated Politeno’s results in our consolidated financial statements and did not include Politeno’s results in our Polyolefins segment. Following the Politeno Acquisition on April 6, 2006, we owned 100% of the voting share capital and 96.2% of the total share capital of Politeno, and we have fully consolidated Politeno’s results in our consolidated financial statements and included Politeno’s results in our Polyolefins segment as from April 1, 2006. Politeno merged with and into Braskem on April 2, 2007.

     Prior to April 1, 2007, we directly owned 29.5% of the voting share capital and total share capital of Copesul, and we proportionally consolidated the results of Copesul in our consolidated financial statements. As a result of the Ipiranga Transaction and our obtaining effective management control over Copesul, we have fully consolidated the results of Copesul and its subsidiaries in our consolidated financial statements as from April 1, 2007. In September 2008, Copesul merged with and into Ipiranga Petroquímica and Ipiranga Petroquímica merged with and into Braskem.

     At December 31, 2007, we owned 33.5% of the total share capital of Petroflex, including 33.6% of its voting share capital. In April 2008, we sold all of our share capital in Petroflex to Lanxess Participações Ltda. for an aggregate price of R$252.1 million. See “Item 4. Information on the Company—History and Development of Our Company—Other Developments Since January 1, 2008—Sale of Interest in Petroflex.” Prior to December 1, 2007, we proportionally consolidated the results of Petroflex in our consolidated financial statements. As a result of our entering into an agreement in December 2007 to sell our interests in Petroflex, we accounted for our interest in Petroflex in our Brazilian GAAP financial statements using the equity method as from December 1, 2007.

     Prior to April 1, 2008, we directly owned 60% of the voting share capital and total share capital of Paulínia, and we proportionally consolidated the results of Paulínia in our consolidated financial statements. As a result of the completion of the first phase of the Petrobras Transaction on May 30, 2008, 2008, we have fully consolidated the results of Paulínia and its subsidiaries in our consolidated financial statements as from April 1, 2008. In September 2008, Paulínia merged with and into Braskem.

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

     We were exempt from corporate income tax on the profits arising from the sale of PVC manufactured at our Alagoas plant and PET manufactured at our plant in the Northeastern Complex until December 31, 2008. We expect that the exemption relating to PVC manufactured at our Alagoas plant will be renewed in 2009 for an additional 10-year period. In addition, we are entitled to pay only 25% of the statutory income tax rate on the profits arising from the sale of:

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

     Law No. 11,638/07 changed the accounting rules applicable to tax exemptions. As from January 1, 2008, if we or any of our affected subsidiaries has taxable profit resulting from the operations at our Alagoas plant or at our plants in the Northeastern Complex, income tax expense is calculated without giving effect to the tax exemption or reduction (i.e., the income tax benefit of the exemption or reduction will be deducted from income tax expense). The net income arising from the recording of such tax credit will be allocated to a tax incentive reserve established under Brazilian law. This reserve may be used only to increase capital or absorb losses which exceed retained earnings and profits reserves as defined in the Brazilian law. As a result, the eventual expiration of the income tax exemptions will adversely affect our net income in periods after the expiration. Our results of operations for the years ended December 31, 2007 and 2006 have been retrospectively revised to the change in accounting rules applicable to tax exemptions adopted in Law No. 11,638/07.

     Due to operating losses sustained by us in the past, we had R$404.9 million of deferred tax assets arising from R$1,619.6 million of tax loss carryforwards available at December 31, 2008. Income tax loss carryforwards available for offset in Brazil do not expire. However, the annual offset is limited to 30% of our adjusted net income. This limit also affects the CSLL.

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

Recent Developments

     On March 6, 2009, we entered into a working capital loan with Caixa Econômica Federal, under which we received a loan in the aggregate principal amount of R$600 million, the proceeds of which are to be used for working capital. This loan is secured by pledges of certain accounts receivable. This loan bears interest at 117.5% of the average daily CDI rate and matures in March 2013. Interest is payable quarterly in arrears from June 2009 through March 2010 and monthly in arrears thereafter through maturity. The outstanding principal amount is payable in 36 monthly installments commencing in April 2010.

     On May 5, 2009, the second phase of the Petrobras Transaction was completed with the merger of Triunfo with and into Braskem. Braskem issued an aggregate of 13,387,157 of our class A preferred shares to the shareholders of Triunfo as consideration for their equity interests in Triunfo. Prior to this merger, Triunfo owned and operated a polyethylene plant located in the Southern Complex with an annual production capacity of 160,000 tons. As a result of the merger, we will consolidate the results of Triunfo into our financial statements as from May 1, 2009.

Results of Operations

     The following discussion of our results of operations is based on our consolidated financial statements prepared in accordance with Brazilian GAAP.

     Our results of operations for the year ended December 31, 2007 are not comparable to our results of operations for the year ended December 31, 2006 as a result of the Ipiranga Transaction. As a result of the Ipiranga Transaction, we have fully consolidated the results of Ipiranga Química, Ipiranga Petroquímica and Copesul as from April 1, 2007 and included the results of Ipiranga Química in our IQ Soluções & Química segment, the results of

Ipiranga Petroquímica in our Polyolefins segment and the results of Copesul in our Basic Petrochemicals segment as from April 1, 2007. Prior to April 1, 2007, we did not include the results of our IQ Soluções & Química segment in our consolidated financial statements, we proportionally consolidated the results of Copesul in our consolidated financial statements to reflect our 29.5% interest in Copesul’s voting and total share capital and we did not reflect any of the results of Copesul in any of our then-existing segments.

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

	Year Ended December 31, 2008
				Selling, general
		Cost of sales		and	Depreciation
	Net sales	and services		administrative	and	Other income	Operating
	revenue	rendered	Gross profit	expenses	amortization	(expense), net	income
				(in millions of reais)
Basic Petrochemicals	R$14,257.5	R$13,026.9	R$1,230.6	R$415.0	R$16.2	R$63.7	R$863.1
Polyolefins	7,534.0	6,256.3	1,277.7	525.8	27.5	38.5	762.9
Vinyls	2,052.8	1,573.6	479.2	174.1	3.2	8.5	310.4
IQ Soluções &
Química	601.8	510.4	91.4	52.7	5.8	2.5	35.4
Total segments	24,446.1	21,367.2	3,078.9	1,167.6	52.7	113.2	1,971.8
Eliminations	(6,532.9)	(6,252.5)	(280.4)	(7.7)	490.3	(26.1)	(789.1)
CVM 247	46.3	26.1	20.2	7.2	0.6	(1.1)	11.3
Consolidated	R$17,959.5	R$15,140.8	R$2,818.7	R$1,167.1	R$543.6	R$86.0	R$1,194.0

	Year Ended December 31, 2007
				Selling, general
		Cost of sales		and	Depreciation
	Net sales	and services		administrative	and	Other income	Operating
	revenue	rendered	Gross profit	expenses	amortization	(expense), net	income
				(in millions of reais)
Basic Petrochemicals	R$13,036.1	R$11,574.5	R$1,461.6	R$410.6	R$19.0	R$22.1	R$1,054.1
Polyolefins	7,411.0	6,070.3	1,340.7	517.2	19.6	(59.5)	744.4
Vinyls	1,789.4	1,438.1	351.3	201.7	2.1	25.9	173.4
IQ Soluções &
Química	392.6	338.9	53.7	39.1	4.3	(0.7)	9.6
Total segments	22,629.1	19,421.8	3,207.3	1,168.6	45.0	(12.2)	1,981.5

			Year Ended December 31, 2007
				Selling, general
		Cost of sales		and	Depreciation
	Net sales	and services		administrative	and	Other income	Operating
	revenue	rendered	Gross profit	expenses	amortization	(expense), net	income
				(in millions of reais)
Eliminations	(5,654.4)	(5,598.0)	(56.4)	61.5	439.5	142.8	(414.6)
CVM 247	667.8	507.6	160.2	8.6	2.1	0.9	150.4
Consolidated	R$17,642.5	R$14,331.4	R$3,311.1	R$1,238.7	R$486.6	R$131.5	R$1,717.3

			Year Ended December 31, 2006
				Selling, general
		Cost of sales		and	Depreciation
	Net sales	and services		administrative	and	Other income	Operating
	revenue	rendered	Gross profit	expenses	amortization	(expense), net	income
				(in millions of reais)
Basic Petrochemicals	R$7,157.6	R$6,291.4	R$866.2	R$348.6	R$0.5	R$(4.4)	R$512.7
Polyolefins	4,984.9	4,234.5	750.4	360.9	10.4	18.3	397.4
Vinyls	1,541.7	1,245.3	296.4	123.0	0.4	35.1	208.1
Total segments	13,684.2	11,771.2	1,913.0	832.5	11.3	49.0	1,118.2
Eliminations	(1,965.2)	(1,922.5)	(42.7)	41.8	346.6	107.9	(323.2)
CVM 247	1,273.7	910.5	363.2	77.1	5.4	29.2	309.9
Consolidated	R$12,992.7	R$10,759.2	R$2,233.5	R$951.4	R$363.3	R$186.1	R$1,104.9

     In the following discussion, references to increases or decreases in any period are made by comparison with the corresponding prior period, except as the context otherwise indicates.

Year Ended December 31, 2008 Compared with Year Ended December 31, 2007

     The following table sets forth consolidated financial information for the years ended December 31, 2008 and 2007.

	Year Ended December 31,
	2008	2007 (1)
	(in millions of reais)
Net sales revenue	R$17,959.5	R$17,642.5
Cost of sales and services rendered	(15,140.8)	(14,331.4)
Gross profit	2,818.7	3,311.1
Selling, general and administrative expenses	(1,167.1)	(1,238.7)
Depreciation and amortization	(543.6)	(486.6)
Other operating income, net	86.0	131.5
Results from equity accounting(2)	(63.7)	(64.6)
Financial expenses, net	(3,684.5)	(376.7)
Operating income (loss)	(2,554.2)	1,276.0
Other income and expenses, net	(158.7)	(67.2)
Income (loss) before income tax and social contribution and minority interest	(2,712.9)	1,208.8
Income tax and social contribution	278.2	(327.4)
Income (loss) before profit sharing and minority interest	(2,434.7)	881.4
Profit sharing	(18.9)	(18.7)
Minority interest	(38.5)	(240.9)
Net income (loss)	R$(2,492.1)	R$621.8
__________

(1)	As a result of the Ipiranga Transaction, includes fully consolidated results of Copesul and consolidated results of Ipiranga Química and Ipiranga Petroquímica as from April 1, 2007.

(2)	Results from equity accounting comprises the following line items in our consolidated statement of operations: equity in the results, amortization of goodwill (negative goodwill), net, foreign exchange variation, and tax incentives and other.

(1)	As a result of the Ipiranga Transaction, includes fully consolidated results of Copesul and consolidated results of Ipiranga Química and Ipiranga Petroquímica as from April 1, 2007.

(2)	Results from equity accounting comprises the following line items in our consolidated statement of operations: equity in the results, amortization of goodwill (negative goodwill), net, foreign exchange variation, and tax incentives and other.

Net Sales Revenue

Net sales revenue increased by 1.8% in 2008 primarily as a result of:

  a 9.4% increase in net sales revenue of our Basic Petrochemicals segment;
  a 14.7% increase in net sales revenue of our Vinyls segment;
  a 53.3% increase in net sales revenue of our IQ Soluções & Química segment; and
  a 1.7% increase in net sales revenue of our Polyolefins segment.

The effects of these increases was partially offset by a 93.1% decline in net sales revenue attributable to our jointly consolidated companies, principally as a result of our the full consolidation of the results of Copesul in our financial statements for 12 months in 2008 as compared to nine months in 2007. Prior to April 1, 2007, our proportionate interest in the results of Copesul was recorded in our financial statements under Instruction 247.

     Eliminations of net sales revenues of our segments in consolidation, primarily reflecting intercompany sales of basic petrochemicals by our Basic Petrochemicals segment to our other segments, increased by 23.7% in 2008.

Net Sales Revenue of Our Basic Petrochemicals Segment

     Net sales revenue of the Basic Petrochemicals segment increased by 9.4% in 2008, primarily as a result of the effects of the full consolidation of the results of Copesul in our financial statements for 12 months in 2008 as compared to nine months in 2007. Net sales revenue generated by sales of basic petrochemicals by our Basic Petrochemicals Unit to our other business units increased by 45.9% to R$6,545.6 million in 2008 from R$4,486.8 million in 2007, primarily as a result of (1) the full consolidation of the net sales revenues generated by sales of basic petrochemicals by Copesul to our other business units in our financial statements for 12 months in 2008 as compared to nine months in 2007, and (2) increased prices paid by our other business units for ethylene and propylene. Net sales revenue generated by sales of basic petrochemicals to third parties increased by 29.1% to R$7,711.9 million in 2008 from R$5,969.8 million in 2007.

Net sales revenue generated by sales of:

  utilities to our other segments increased by 106.5% to R$215.0 million in 2008 from R$104.1 million in 2007;
  utilities to third parties declined by 16.4% to R$382.3 million in 2008 from R$457.4 million in 2007;
  fuels increased by 2.2% to R$571.4 million in 2008 from R$558.7 million in 2007;
  naphtha and condensate, a significant portion of which was sold to RPI, which refined condensate into naphtha for resale to our Basic Petrochemicals segment, declined by 33.0% to R$332.0 million in 2008 from R$495.2 million in 2007; and
  caprolactam and related products declined by 19.2% to R$241.9 million in 2008 from R$299.3 million in 2007.

     Net sales revenue generated by export sales of the Basic Petrochemicals segment declined by 21.9% to R$1,708.2 million in 2008 from R$2,186.6 million in 2007.

     The most significant factors contributing to the increase of net sales revenue generated by sales of basic petrochemicals to third parties were a R$210.8 million, or 41.0%, increase in net sales revenue generated by sales of butadiene to third parties. The effect of this increase were partially offset by a R$731.6 million, or 40.7%, decline in net sales revenue generated by sales of ethylene to third parties, a R$330.1 million, or 24.6%, decline in net sales revenue generated by sales of benzene to third parties, and a R$102.2 million, or 10.5%, decline in net sales revenue generated by sales of propylene to third parties.

     Sales volume of butadiene to third parties increased by 1.7% to approximately 230,700 tons in 2008 from approximately 226,800 tons in 2007. Domestic sales volume of butadiene to third parties increased by 8.5% in 2008, principally due to our increased production of butadiene in 2008, while export sales volume of butadiene declined by 40.7%, principally due to the lower availability of butadiene for export as a result of an increase in domestic demand. The average domestic price for butadiene increased by 34.9% to R$3,089 per ton in 2008 from R$2,290 per ton in 2007, while the average export price for butadiene increased by 77.1% to R$3,754 per ton in 2008 from R$2,120 per ton in 2007.

     Sales volume of ethylene to third parties declined by 43.4% to approximately 386,800 tons in 2008 from approximately 671,100 tons in 2007. Domestic sales volume of ethylene to third parties declined by 42.4% in 2008, principally due to reduced production during (1) the programmed maintenance shutdowns of the Northeastern Complex’s Olefins 1 unit for 37 days in May and June 2008 and the Southern Complex’s Olefins 1 unit and Aromatics unit for 38 days in April and May 2008, and (2) temporary shutdowns of one of our ethylene crackers in the Northeastern Complex and one of our ethylene crackers in the Southern Complex in the fourth quarter of 2008. We did not export ethylene in 2008 while we exported approximately 11,900 tons in 2007. The average domestic price for ethylene increased by 2.9% to R$2,754 per ton in 2008 from R$2,677 per ton in 2007.

     Sales volume of benzene to third parties increased by 14.7% to approximately 664,000 tons in 2008 from approximately 649,700 tons in 2007. Domestic sales volume of benzene to third parties declined by 29.8% in 2008, principally due to reduced production during the programmed maintenance shutdowns of the Northeastern Complex’s Olefins 1 unit for 37 days in May and June 2008 and the Southern Complex’s Olefins 1 unit and Aromatics unit for 38 days in April and May 2008. Export sales volume of benzene increased by 2.0% in 2008. The average domestic price for benzene declined by 4.8% to R$2,017 per ton in 2008 from R$2,118 per ton in 2007, while the average export price for benzene declined by 16.3% to R$1,676 per ton in 2008 from R$2,001 per ton in 2007.

     Sales volume of propylene to third parties declined by 19.5% to approximately 379,700 tons in 2008 from approximately 471,400 tons in 2007. Domestic sales volume of propylene to third parties declined by 5.4% in 2008, principally due to reduced production during the programmed maintenance shutdowns of the Northeastern Complex’s Olefins 1 unit for 37 days in May and June 2008 and the Southern Complex’s Olefins 1 unit and Aromatics unit for 38 days in April and May 2008. Export sales volume of propylene declined by 76.7% in 2008, as a result of our increased use of propylene in our production of polyolefins as a result of delays in the commencement of deliveries from REPLAN to our Paulinia plant and problems experienced in the supply of propylene by REFAP to our polypropylene plants in the Southern Complex. The average domestic price for propylene increased by 12.8% to R$2,367 per ton in 2008 from R$2,098 per ton in 2007, while the average export price for propylene declined by 49.9% to R$949 per ton in 2008 from R$1,895 per ton in 2007.

     Sales volume of caprolactam declined by 18.5% to approximately 36,700 tons in 2008 from approximately 45,000 tons in 2007. Domestic sales volume of caprolactam declined by 10.2% in 2008 and export sales volume of caprolactam declined by 24.1%, principally due to our reduction of caprolactam production due to our decision to divert our production of benzene, a principal raw material in the production of caprolactam, to the export market. The average domestic price for caprolactam declined by 15.1% to R$4,471 per ton in 2008 from R$5,266 per ton in 2007, while the average export price for caprolactam declined by 9.1% to R$4,071 per ton in 2008 from R$4,478 per ton in 2007.

     Net Sales Revenue of Our Polyolefins Segment

Net sales revenue of the Polyolefins segment increased by 1.7% in 2008. This increase was primarily attributable to a 7.3% increase in net sales revenue generated by sales of polypropylene and a 0.9% increase in net sales revenue generated by sales of polyethylene, the effects of which were partially offset by a 19.1% decline in net sales revenue generated by sales of PET. Net sales revenue generated by export sales of the Polyolefins segment declined by 21.7% to R$1,452.8 million in 2008 from R$1,856.3 million in 2007.

     Sales volume of polypropylene increased by 3.0% to approximately 702,500 tons in 2008 from approximately 682,300 tons in 2007. Domestic sales volume of polypropylene increased by 5.8% in 2008, primarily due to (1) our consolidation of the results of Ipiranga Petroquímica for 12 months in 2008 as compared to nine months in 2007, and (2) our consolidation of the results of Paulínia for nine months in 2008, the effects of which were partially offset by the reduction in purchases of polypropylene in the fourth quarter of 2008 as our customers delayed purchases and consumed their inventories in anticipation of reductions in the price of polypropylene. Export sales volume of polypropylene declined by 11.8%, principally due to the decline in global demand for polypropylene, particularly in the fourth quarter of 2008. The average domestic price for polypropylene increased by 3.2% to R$3,569 per ton in 2008 from R$3,458 per ton in 2007, while the average export price for polypropylene increased by 7.7% to R$2,854 per ton in 2008 from R$2,651 per ton in 2007.

     Sales volume of polyethylene declined by 4.6% to approximately 1,426,200 tons in 2008 from approximately 1,495,700 tons in 2007. Domestic sales volume of polyethylene increased by 4.4% in 2008, principally as a result of our consolidation of the results of Ipiranga Petroquímica for 12 months in 2008 as compared to nine months in 2007, the effects of which were partially offset by the reduction in purchases of polyethylene in the fourth quarter of 2008 as our customers delayed purchases and consumed their inventories in anticipation of reductions in the price of polyethylene. Export sales volume of polyethylene declined by 20.1% in 2008, principally due to the decline in global demand for polyethylene, particularly in the fourth quarter of 2008. The average domestic price for polyethylene increased by 7.5% to R$3,839 per ton in 2008 from R$3,572 per ton in 2007, while the average export price for polyethylene declined by 4.8% to R$2,635 per ton in 2008 from R$2,767 per ton in 2007.

     Sales volume of PET declined by 27.5% to approximately 44,700 tons in 2008 from approximately 61,600 tons in 2007, primarily as a result of the migration of our PET customers to other producers following the temporary closure of our PET plant in May 2007. Domestic sales volume of PET declined by 28.9% in 2008, the effects of which were partially offset by a 7.6% increase in the average domestic price for PET to R$3,135 per ton in 2008 from R$2,915 per ton in 2007.

Net Sales Revenue of Our Vinyls Segment

     Net sales revenue of the Vinyls segment increased by 14.7% in 2008. This increase was primarily attributable to a 54.9% increase in net sales revenue generated by sales of caustic soda, and a 5.6% increase in net sales revenue generated by sales of PVC, the effects of which were partially offset by a 26.3% decline in net sales revenue generated by sales of EDC. Net sales revenue generated by export sales of this segment declined by 39.7% to R$91.2 million in 2008 from R$151.3 million in 2007.

     Sales volume of caustic soda increased by 6.2% to approximately 482,700 tons in 2008 from approximately 454,600 tons in 2007. Domestic sales volume of caustic soda increased by 2.8% in 2008, principally due to an increase in demand by aluminum and cellulose producers, while export sales volume of caustic soda increased to approximately 19,400 tons in 2008 from approximately 4,100 tons in 2007. The average domestic price for caustic soda increased by 45.5% to R$1,208 per ton in 2008 from R$830 per ton in 2007, while the average export price for caustic soda increased by 75.4% to R$1,229 per ton in 2008 from R$700 per ton in 2007.

     Sales volume of PVC increased by 2.1% to approximately 514,700 tons in 2008 from approximately 504,000 tons in 2007. Domestic sales volume of PVC increased by 6.7% in 2008, principally due to increased demand in the civil construction sector, while export sales volume of PVC declined by 52.7%, principally due to the decline in Chinese demand following the conclusion of the Olympic Games and the decline in demand for PVC in the United States in the second half of 2008 as the effects of the global financial and credit crisis became more pronounced. The average domestic price for PVC increased by 2.3% to R$2,678 per ton in 2008 from R$2,616 per ton in 2007, while the average export price for PVC increased by 3.9% to R$2,079 per ton in 2008 from R$2,000 per ton in 2007.

     During the second half of 2008, Chinese demand for PVC declined following the conclusion of the Olympic Games. As a result of this contraction of demand, PVC in the United States increased the volume of exports of their PVC products, leading to greater price competition in the export markets that we serve.

     Sales volume of EDC declined by 10.4% to approximately 94,000 tons in 2008 from approximately 104,900 tons in 2007. Export sales volume of EDC declined by 43.0%, principally due to the global decline in demand for PVC, the production of which involves the use of EDC as a principal raw material. The average export price for EDC declined by 27.9% to R$483 per ton in 2008 from R$670 per ton in 2007. As a result of the decline in demand for EDC exports, we sold approximately 34,200 tons of EDC in the domestic market in 2008 at an average price of R$671 per ton.

Net Sales Revenue of Our IQ Soluções & Química Segment

     Net sales revenue of the IQ Soluções & Química segment increased by 53.3% in 2008, primarily as a result of (1) our consolidation of the results of this segment for 12 months in 2008 as compared to nine months in 2007, and (2) increased demand for our products which allowed us to increase our prices for most of our products. Net sales revenue from sales of general purpose chemicals increased by 66.0% in 2008, primarily as a result of a 37.4% increase in the sales volume of general purpose chemicals to approximately 79,400 tons in 2008 from approximately 57,800 tons in 2007, and increased demand for our products which allowed us to increase our prices for most of our products. Net sales revenue from sales of solvents increased by 32.5% in 2008, primarily as a result of a 21.2% increase in the sales volume of solvents to approximately 75,400 tons in 2008 from approximately 62,200 tons in 2007, and increased demand for aromatic and synthetic solvents. Net sales revenue from sales of polymers increased by 62.0% in 2008, primarily as a result of a 49.4% increase in the sales volume of polymers to approximately 38,400 tons in 2008 from approximately 25,700 tons in 2007.

Cost of Sales and Services Rendered and Gross Profit

Cost of sales and services rendered increased by 5.6% in 2008, primarily as a result of:

  a 12.5% increase in the cost of sales and services rendered of the Basic Petrochemicals segment;
  a 3.1% increase in the cost of sales of the Polyolefins segment;
  a 50.6% increase in the cost of sales of the IQ Soluções & Química segment; and
  a 9.4% increase in the cost of sales of the Vinyls segment.

The effects of these increases was partially offset by a 94.9% decline in cost of sales and services rendered attributable to our jointly consolidated companies, principally as a result of our the full consolidation of the results of Copesul in our financial statements for 12 months in 2008 as compared to nine months in 2007.

     Eliminations of cost of sales and services rendered of our segments in consolidation, primarily reflecting the costs of basic petrochemicals purchases by our Polyolefins and Vinyls segments from our Basic Petrochemicals segment, increased by 17.5% in 2008.

     Consolidated gross profit declined by 14.9% in 2008. Gross profit as a percentage of net sales revenue, or gross margin, was 15.7% in 2008 as compared to 18.8% in 2007.

Cost of Sales and Services Rendered of Our Basic Petrochemicals Segment

     Cost of sales and services rendered of the Basic Petrochemicals segment increased by 12.5% in 2008, primarily as a result of our consolidation of the results of Copesul for 12 months in 2008 as compared to nine months in 2007 and an increase in the average cost of naphtha to R$1,435 per ton in 2008 from R$1,291 per ton in 2007, the effects of which were partially offset by a decline in sales volume in 2008. Naphtha and condensate accounted for 77.6% of the Basic Petrochemicals segment’s cost of sales and services rendered in 2008 and 78.1% in 2007.

     Gross profit of the Basic Petrochemicals segment declined by 15.8% in 2008 and gross margin declined to 8.6% in 2008 compared to 11.2% in 2007.

Cost of Sales of Our Polyolefins Segment

     Cost of sales of the Polyolefins segment increased by 3.1% in 2008, primarily as a result of our consolidation of the results of Ipiranga Petroquímica for 12 months in 2008 as compared to nine months in 2007, the effects of which were partially offset by a 3.0% decline in the total sales volume of our Polyolefins segment. Our Polyolefins Unit’s average cost for ethylene increased by 23.5% in 2008, and our Polyolefins Unit’s average cost for propylene increased by 3.6% in 2008.

     Gross profit of the Polyolefins segment declined by 4.7% in 2008, and gross margin declined to 17.0% in 2008 compared to 18.1% in 2007.

Cost of Sales of Our Vinyls Segment

     Cost of sales of the Vinyls segment increased by 9.4% in 2008, primarily as a result of a 23.5% increase in the average price of ethylene and the 2.7% increase in sales volume of this segment.

     Gross profit of the Vinyls segment increased by 36.4% in 2008, while gross margin increased to 23.3% in 2008 from 19.6% in 2007.

Cost of Sales of Our IQ Soluções & Química Segment

     Cost of sales of the IQ Soluções & Química segment increased by 50.6% in 2008, primarily as a result of (1) our consolidation of the results of Ipiranga Química for 12 months in 2008 as compared to nine months in 2007, and (2) the increase in the volume of sales and the increase in the cost of the products that we distribute. Gross profit of the IQ Soluções & Química segment increased by 70.2% in 2008, while gross margin increased to 15.2% in 2008 from 13.7% in 2007.

Selling, General and Administrative Expenses

Selling, general and administrative expenses declined by 5.8% in 2008, primarily as a result of:

  a 13.7% decline in selling, general and administrative expenses of the Vinyls segment, principally due to a reclassification of the expense related to the loss of certain goods we produced during their transport process that were recorded as selling, general and administrative expenses in 2007 as costs of goods sold in 2008; and
  a 16.3% decline in selling, general and administrative expenses of our jointly controlled companies, primarily as a result of our consolidation of the results of Copesul for 12 months in 2008 as compared to nine months in 2007.

The effects of these declines were partially offset by:

  a 34.8% increase in selling, general and administrative expenses of the IQ Soluções & Química segment, primarily as a result of our consolidation of the results of IQ Soluções & Química for 12 months in 2008 as compared to nine months in 2007, and a 1.7% increase in selling, general and administrative expenses of the Polyolefins segment, primarily as a result of our consolidation of the results of Ipiranga Petroquímica for 12 months in 2008 as compared to nine months in 2007, the effects of which were partially offset by the results of our implementation of cost control measures, including reductions in the number of personnel, designed to enable us to achieve synergies relating to the acquisition of Ipiranga Petroquímica.

     Selling, general and administrative expenses represented 6.5% of net sales revenue in 2008 compared to 7.0% of net sales revenue in 2007.

Depreciation and Amortization

     Depreciation and amortization increased by 11.7% in 2008, primarily as a result of our the full consolidation of the results of Copesul and Ipiranga Petroquímica in our financial statements for 12 months in 2008 as compared to nine months in 2007.

Other Operating Income, Net

     Other operating income, net declined by 34.6% in 2008, primarily as a result of a 67.2% decline in other operating income of the Vinyls segment, primarily as a result of a decrease in tax incentives recorded in 2008 relating to our operations in the the Brazilian states of Bahia and Alagoas. The effects of this decline were partially offset by:

  the R$38.5 million of other operating income recorded by our Polyolefins segment in 2008, primarily as a result of sales incentive received by our company relating to the quantity of our purchases of PET, as compared to the R$59.5 million of other operating expense recorded by our Polyolefins segment in 2007, primarily as a result of the reclassification of some of our selling expenses; and
  a 188.2% increase in other operating income recorded by our Basic Petrochemicals segment in 2008, primarily as a result of an increase in recoverable taxes recorded in 2008 as a result of a change in Copesul’s accounting policies to align these policies with those of Braskem.

Operating Income of Segments As a result of the foregoing:

  operating income of the Basic Petrochemical segment (which excludes financial income, financial expense and results from equity accounting) declined by 18.1% in 2008, and the operating margin of the Basic Petrochemical segment declined to 6.1% in 2008 from 8.1% in 2007;
  operating income of the Polyolefins segment (which excludes financial income, financial expense and results from equity accounting) increased by 2.5% in 2008, and the operating margin of the Polyolefins segment increased to 10.1% in 2008 from 10.0% in 2007;
  operating income of the Vinyls segment (which excludes financial income, financial expense and results from equity accounting) increased by 79.0% in 2008, and the operating margin of the Vinyls segment increased to 15.1% in 2008 from 9.7% in 2007; and
  operating income of the IQ Soluções & Química segment (which excludes financial income, financial expense and results from equity accounting) increased by 268.8% in 2008, and the operating margin of the IQ Soluções & Química segment increased to 5.9% in 2008 from 2.4% in 2007.

Results from Equity Accounting

     Results from equity accounting declined by 1.4% in 2008, primarily due to losses incurred by Petroflex prior to our sale of Petroflex in April 2008, offset by the reduced amortization of goodwill related to the assets we acquired in the Ipiranga Transaction.

Financial Expenses, Net

     Financial expenses, net, increased to R$3,684.5 million in 2008 from R$376.7 million in 2007, primarily as a result of the effects of the real/U.S. dollar exchange rate on our U.S. dollar-denominated and U.S. dollar-indexed liabilities, which were partially offset by the effects of the real/U.S. dollar exchange rate on our U.S. dollar-denominated and U.S. dollar-indexed assets.

As a result of the 31.9% depreciation of the real against the U.S. dollar in 2008, we recorded:

  financial expense of R$3,212.6 million related to the exchange rate effect on our U.S. dollar-denominated liabilities; and
  financial income of R$466.3 million related to the exchange rate effect on our U.S. dollar-denominated and U.S. dollar-indexed assets.

As a result of the 17.2% appreciation of the real against the U.S. dollar in 2007, we recorded:

  financial income of R$1,546.7 million related to the exchange rate effect on our U.S. dollar-denominated and U.S. dollar-indexed liabilities; and
  financial expense of R$825.6 million related to the exchange rate effect on our U.S. dollar-denominated assets.

Operating Income (Loss)

     Operating loss was R$2,554.2 million in 2008 compared to operating income of R$1,276.0 million in 2007, primarily as a result of the 878.1% increase in financial expenses, net as a result of the significant depreciation of the real against the U.S. dollar, and the 14.9% decline in gross profit. Operating loss represented 14.2% of net sales revenue in 2008 while operating income represented 7.2% of net sales revenue in 2007.

Other Income and Expense, Net

     Other income and expenses, net was an expense of R$158.7 million in 2008 compared to an expense of R$67.2 million in 2007. The most significant items of other income and expense in 2008 were:

  a R$144.1 million reduction to the recoverable amount of fixed assets, primarily relating to the permanent closure of our PET plant and the impairment of our caprolactam plant;
  R$54.5 million of depreciation of paralyzed plants and other, primarily relating to the permanent closure of our PET plant;
  a R$42.8 million reversion gains from merger, primarily related to the reversal of gains that we recorded on sales of technology and land to Paulinia during 2005 through 2007 as a result of our merger with Paulínia in September 2008; and
  R$130.5 million gain from the disposal of our equity interest in Petroflex.

The most significant items of other income and expense in 2007 were:

  a R$35.5 million loss on interest in investment as a result of the merger of EDSP58 with and into Copesul;
  R$15.9 million of depreciation of paralyzed plants and other, primarily relating to the permanent closure of the DMT unit in our PET plant; and
  a R$13.8 million reduction to the recoverable amount of fixed assets, primarily relating to the permanent closure of the DMT unit in our PET plant.

Income Tax and Social Contribution

     The composite corporate statutory income tax and social contribution rate was 34% in each of 2008 and 2007. Income tax and social contribution was a benefit of R$278.2 million in 2008 compared to an expense of R$327.4 million in 2007. The effective tax rate applicable to our loss before income tax and social contribution was 10.3% in 2008, resulting in a benefit of R$278.2 million, while our effective tax rate was 27.1% in 2007. The lower effective tax rate in 2008 was principally the result of (1) the effects of a net change in valuation allowance of R$(502.0) million in 2008 under which we record the excess of our net loss for the year over the amount of the related tax assets that we expect to realize during the following ten years, as required under the rules of the CVM, compared to the effects of a net change in valuation allowance of R$11.9 million in 2007, and (2) tax effects of social contribution tax exemption, leading to a reduction in the benefit of R$(246.4) million in 2008 compared to tax effects of social contribution tax exemption of R$52.3 million recorded in 2007. These effects were partially offset by the decline in the effects of law. No. 11,638 and the transitory tax-payer regime to R$14.1 million in 2008 from R$55.6 million in 2007, primarily as a result of present value adjustments.

Profit Sharing and Minority Interest

     Minority interest declined by 84.0% in 2008, primarily as a result of the full consolidation of the results of Copesul and the consolidation of the results of Ipiranga Química and Paulinia in our financial statements as from April 1, 2007 and the significant minority interests in each of these companies. Profit sharing expense, primarily related to Copesul’s profit sharing expense, increased by 1.1% in 2008.

Net Income (Loss)

     We recorded net loss of R$2,492.1 million in 2008, or 13.9% of net sales revenue, in 2008 compared to net income of R$621.8 million, or 3.5% of net sales revenue, in 2007.

Year Ended December 31, 2007 Compared with Year Ended December 31, 2006

     The following table sets forth consolidated financial information for the years ended December 31, 2007 and 2006.

	Year Ended December 31,
	2007 (1)	2006 (2)
	(in millions of reais)
Net sales revenue	R$17,642.5	R$12,992.7
Cost of sales and services rendered	(14,331.4)	(10,759.2)
Gross profit	3,311.1	2,233.5
Selling, general and administrative expenses	(1,238.7)	(951.4)
Depreciation and amortization	(486.6)	(363.3)
Other operating income, net	131.5	186.1
Results from equity accounting(3)	(64.6)	3.4
Financial expenses, net	(376.7)	(938.4)
Operating income	1,276.0	169.9
Other income and expenses, net	(67.2)	7.1
Income before income tax and social contribution and minority interest	1,208.8	177.0
Income tax and social contribution	(327.4)	47.5
Income before profit sharing and minority interest	881.4	224.5
Profit sharing	(18.7)	-
Minority interest	(240.9)	(1.6)
Net income	R$621.8	R$222.8

(1)	As a result of the Ipiranga Transaction, includes fully consolidated results of Copesul and consolidated results of Ipiranga Química and Ipiranga Petroquímica as from April 1, 2007.

(2)	As a result of the Politeno Acquisition described under “Item 4. Information on the Company—History and Development of Our Company—Consolidation of Minority Interests,” includes fully consolidated results of Politeno for periods as from April 1, 2006. Politeno merged with and into Braskem on April 2, 2007.

(3)	Results from equity accounting comprises the following line items in our consolidated statement of operations: equity in the results, amortization of goodwill (negative goodwill), net, foreign exchange variation, and tax incentives and other.

Net Sales Revenue

Net sales revenue increased by 35.8% in 2007 primarily as a result of:

  a 82.1% increase in net sales revenue of our Basic Petrochemicals segment, primarily reflecting the effects of the full consolidation of the results of Copesul in our financial statements as from April 1, 2007 compared to the effects of proportional consolidation of our 29.5% equity interest in Copesul in our financial statements for periods ended prior to April 1, 2007;
  a 48.7% increase in net sales revenue of our Polyolefins segment, primarily reflecting the consolidation of the results of Ipiranga Petroquímica in our financial statements as from April 1, 2007;
  the R$392.6 million contribution of our IQ Soluções & Química segment, which has been included as a business segment since April 1, 2007 as a result of our acquisition of Ipiranga Química as part of the Ipiranga Transaction; and
  a 16.1% increase in net sales revenue of our Vinyls segment.

The effects of these increases was partially offset by a 47.6% decline in net sales revenue attributable to our jointly consolidated companies, principally as a result of the full consolidation of the results of Copesul in our financial statements as from April 1, 2007 compared to the effects of proportional consolidation of our 29.5% equity interest in Copesul in our financial statements for periods ended prior to April 1, 2007.

     Eliminations of net sales revenues of our segments in consolidation, primarily reflecting intercompany sales of basic petrochemicals by our Basic Petrochemicals segment to our other segments, increased by 181.6% in 2008, principally as a result of the full consolidation of the results of Copesul, the principal supplier of raw materials to our second generation plants in the Southern Complex, in our financial statements as from April 1, 2007.

     Without giving effect to the proportional consolidation of our jointly controlled entities and the effects of intercompany eliminations, the aggregate increase of net sales revenues of our consolidated subsidiaries in 2007 compared to 2006 that was related to the consolidation Ipiranga Química, Ipiranga Petroquímica and Copesul as from April 1, 2007 was R$7,460.1 million.

Net Sales Revenue of Our Basic Petrochemicals Segment

     Net sales revenue of the Basic Petrochemicals segment increased by 82.1% in 2007, primarily as a result of the effects of the consolidation of the results of Copesul in our financial statements for the for the nine months ended December 31, 2007 (the period in 2007 in which we have consolidated the results of Copesul in our financial statements). Net sales revenue generated by sales of basic petrochemicals by our Basic Petrochemicals Unit to our other business units increased by 100.5% to R$4,486.8 million in 2007 from R$2,237.9 million in 2006, primarily as a result of the consolidation of the results of Copesul and Ipiranga Petroquímica in our financial statements for the for the nine months ended December 31, 2007 and, to a lesser extent, our increased production of polyethylene, polypropylene and PVC due to the increased demand for these products. Net sales revenue generated by sales of basic petrochemicals to third parties increased by 59.9% to R$6,145.1 million in 2007 from R$3,842.5 million in 2006.

Net sales revenue generated by sales of:

  utilities to our other segments declined by 32.6% to R$104.1 million in 2007 from R$154.5 million in 2006;
  utilities to third parties increased by 20.3% to R$457.4 million in 2007 from R$380.3 million in 2006;
  fuels increased by 33.9% to R$558.7 million in 2007 from R$417.3 million in 2006;
  naphtha and condensate accounted for R$495.2 million in 2007, a significant portion of which was sold to RPI, which refined condensate into naphtha for resale to our Basic Petrochemicals segment; and
  caprolactam and related products increased by 9.4% to R$299.3 million in 2007 from R$273.6 million in 2006.

     Net sales revenue generated by export sales of the Basic Petrochemicals segment increased by 129.3% to R$2,186.6 million in 2007 from R$953.4 million in 2006, primarily as a result of the consolidation of the results of Copesul in our financial statements for the for the nine months ended December 31, 2007 (the period in 2007 in which we have consolidated the results of Copesul in our financial statements) and, to a lesser extent, our increased exports of para-xylene due to the availability of this product for export as a result of our closure of our PET plant in May 2007.

     The most significant factors contributing to the increase of net sales revenue generated by sales of basic petrochemicals to third parties were:

  a R$665.2 million, or 98.6%, increase in net sales revenue generated by sales of benzene to third parties;
  a R$921.0 million, or 105.2%, increase in net sales revenue generated by sales of ethylene to third parties; and
  a R$358.4 million, or 43.4%, increase in net sales revenue generated by sales of butadiene to third parties.

     Sales volume of benzene to third parties increased by 91.6% to approximately 649,700 tons in 2007 from approximately 339,100 tons in 2006. Domestic sales volume of benzene to third parties increased by 129.7% in 2007, while export sales volume of benzene increased by 61.9%, principally due to our consolidation of the results of Copesul for the nine months ended December 31, 2007. The average domestic price for benzene increased by 7.8% to R$2,118 per ton in 2007 from R$1,964 per ton in 2006, while the average export price for benzene remained stable at R$2,001 per ton in 2007 compared to R$2,010 per ton in 2006.

     Sales volume of ethylene to third parties increased by 77.3% to approximately 683,000 tons in 2007 from approximately 385,100 tons in 2006. Domestic sales volume of ethylene to third parties increased by 74.3% in 2007, principally due to our consolidation of the results of Copesul for the nine months ended December 31, 2007, the effects of which were partially offset by our consolidation of the results of Politeno for 12 months in 2007 as compared to nine months in 2006 as a result of the Politeno Acquisition on April 6, 2006. Sales of approximately 82,000 tons of ethylene to Politeno in the first quarter of 2006 were accounted for as sales to third parties. The average domestic price for ethylene increased by 17.7% to R$2,677 per ton in 2007 compared to R$2,274 per ton in 2006.

     Sales volume of butadiene to third parties increased by 50.7% to approximately 226,800 tons in 2007 from approximately 150,500 tons in 2006. Domestic sales volume of butadiene to third parties increased by 38.8% in 2007, while export sales volume of butadiene increased by 226.1%, principally due to our consolidation of the results of Copesul for the nine months ended December 31, 2007. The average domestic price for butadiene declined by 5.6% to R$2,290 per ton in 2007 from R$2,426 per ton in 2006, while the average export price for butadiene increased by 22.5% to R$2,120 per ton in 2007 from R$1,731 per ton in 2006.

     Net Sales Revenue of Our Polyolefins Segment

Net sales revenue of the Polyolefins segment increased by 48.7% in 2007. This increase was primarily attributable to a 61.4% increase in net sales revenue generated by sales of polyethylene and a 32.4% increase in net sales revenue generated by sales of polypropylene, both of which were principally due to our consolidation of the results of Ipiranga Petroquímica for the nine months ended December 31, 2007 (the period in 2007 in which we have consolidated the results of Ipiranga Petroquímica in our financial statements). Net sales revenue generated by export sales of the Polyolefins segment increased by 42.4% to R$1,856.3 million in 2007 from R$1,303.6 million in 2006.

     Sales volume of polyethylene increased by 50.3% to approximately 1,495,700 tons in 2007 from approximately 995,200 tons in 2006, primarily due to our consolidation of the results of Ipiranga Petroquímica for the nine months ended December 31, 2007 and, to a lesser extent, our consolidation of the results of Politeno for 12 months in 2007 as compared to nine months in 2006 as a result of the Politeno Acquisition on April 6, 2006. Domestic sales volume of polyethylene increased by 56.1% in 2007, and export sales volume of polyethylene increased by 41.3% . The average domestic price for polyethylene increased by 9.8% to R$3,572 per ton in 2007 from R$3,253 per ton in 2006, while the average export price for polyethylene increased by 1.2% to R$2,767 per ton in 2007 from R$2,734 per ton in 2006.

     Sales volume of polypropylene increased by 28.7% to approximately 682,300 tons in 2007 from approximately 529,900 tons in 2006, primarily due to our consolidation of the results of Ipiranga Petroquímica for the nine months ended December 31, 2007 and the increased capacity utilization rates at our propylene plants. Domestic sales volume of polypropylene increased by 26.5% in 2007, while export sales volume of polypropylene increased by 42.3% . The average domestic price for polypropylene increased by 3.4% to R$3,458 per ton in 2007 from R$3,344 per ton in 2006, while the average export price for polypropylene increased by 1.4% to R$2,651 per ton in 2007 from R$2,614 per ton in 2006.

Net Sales Revenue of Our Vinyls Segment

     Net sales revenue of the Vinyls segment increased by 16.1% in 2007. This increase was primarily attributable to a 21.0% increase in net sales revenue generated by domestic sales of PVC. Net sales revenue generated by export sales of this segment increased by 25.9% to R$151.3 million in 2007 from R$120.2 million in 2006.

     Sales volume of PVC increased by 16.5% to approximately 504,000 tons in 2007 from approximately 432,800 tons in 2006. Domestic sales volume of PVC increased by 16.1% in 2007, principally due to an increase in domestic demand, while export sales volume of PVC increased by 20.5%, principally due to increased global demand for PVC that outpaced increased production. The average domestic price for PVC increased by 4.2% to R$2,616 per ton in 2007 from R$2,511 per ton in 2006, while the average export price for PVC increased by 0.9% to R$2,000 per ton in 2007 from R$1,982 per ton in 2006.

Net Sales Revenue of Our IQ Soluções & Química Segment

     Net sales revenue of the IQ Soluções & Química segment was R$392.6 million in the nine months ended December 31, 2007 (the period in 2007 in which we have consolidated the results of IQ Soluções & Química in our financial statements). Net sales revenue from sales of general purpose chemicals was R$158.9 million, representing 40.5% of the net sales revenue of this segment, net sales revenue from sales of solvents was R$137.1 million, representing 34.9% of the net sales revenue of this segment in the nine months ended December 31, 2007, and net sales revenue from sales of polymers was R$96.6 million, representing 24.6% of the net sales revenue of this segment. Sales volume of general purpose chemicals was approximately 57,800 tons, sales volume of solvents was approximately 622000 tons in the nine months ended December 31, 2007, and sales volume of polymers was approximately 25,700 tons.

Cost of Sales and Services Rendered and Gross Profit

Cost of sales and services rendered increased by 33.2% in 2007, primarily as a result of:

  an 84.0% increase in the cost of sales and services rendered of the Basic Petrochemicals segment;

  a 43.4% increase in the cost of sales of the Polyolefins segment;
  the R$338.9 million cost of sales of the IQ Soluções & Química segment, which has been included as a business segment since April 1, 2007 as a result of our acquisition of Ipiranga Química as part of the Ipiranga Transaction; and
  a 15.5% increase in the cost of sales of the Vinyls segment.

The effects of these increases was partially offset by a 44.3% decline in cost of sales and services rendered attributable to our jointly consolidated companies, principally as a result of the full consolidation of the results of Copesul in our financial statements as from April 1, 2007 compared to the effects of proportional consolidation of our 29.5% equity interest in Copesul in our financial statements for periods ended prior to April 1, 2007.

     Eliminations of cost of sales and services rendered of our segments in consolidation, primarily reflecting the costs of basic petrochemicals purchases by our Polyolefins and Vinyls segments from our Basic Petrochemicals segment, increased by 191.2% in 2007, principally as a result of the full consolidation of the results of Copesul, the principal supplier of raw materials to our second generation plants in the Southern Complex, in our financial statements as from April 1, 2007.

     Without giving effect to the proportional consolidation of our jointly controlled entities and the effects of intercompany eliminations, the aggregate increase of cost of sales and services rendered of our consolidated subsidiaries in 2007 compared to 2006 that was related to the consolidation Ipiranga Química, Ipiranga Petroquímica and Copesul as from April 1, 2007 was R$6,496.1 million.

     Consolidated gross profit increased by 48.3% in 2007. Gross profit as a percentage of net sales revenue, or gross margin, was 18.8% in 2007 as compared to 17.2% in 2006.

Cost of Sales and Services Rendered of Our Basic Petrochemicals Segment

     Cost of sales and services rendered of the Basic Petrochemicals segment increased by 84.0% in 2007, primarily as a result of (1) the full consolidation of the results of Copesul in our financial statements as from April 1, 2007 compared to the effects of proportional consolidation of our 29.5% equity interest in Copesul in our financial statements for periods ended prior to April 1, 2007, and, (2) to a lesser extent, an increase in sales volume in 2007. The effects of these factors were partially offset by a decline in the average cost of naphtha to R$1,291 per ton in 2007 from R$1,252 per ton in 2006, which resulted principally from the appreciation of the real against the dollar. Naphtha and condensate accounted for 78.1% of the Basic Petrochemicals segment’s cost of sales and services rendered in 2007 and 86.0% in 2006.

     Gross profit of the Basic Petrochemicals segment increased by 68.7% in 2007, while gross margin declined to 11.2% in 2007 compared to 12.1% in 2006.

Cost of Sales of Our Polyolefins Segment

     Cost of sales of the Polyolefins segment increased by 43.4% in 2007, primarily due to the consolidation of the results of Ipiranga Petroquímica in our financial statements as from April 1, 2007 and, to a lesser extent, our consolidation of the results of Politeno for 12 months in 2007 as compared to nine months in 2006. Our Polyolefins Unit’s average cost for ethylene decreased by 5.2% in 2007, and our Polyolefins Unit’s average cost for propylene increased by 3.8% in 2007.

     Gross profit of the Polyolefins segment increased by 78.7% in 2007, and gross margin increased to 18.1% in 2007 compared to 15.1% in 2006.

Cost of Sales of Our Vinyls Segment

     Cost of sales of the Vinyls segment increased by 15.5% in 2007, primarily as a result of an 9.2% increase in sales volume of this segment and a 4.4% increase in the average price of ethylene.

     Gross profit of the Vinyls segment increased by 18.5% in 2007, while gross margin increased to 19.6% in 2007 from 19.2% in 2006.

Cost of Sales of Our IQ Soluções & Química Segment

     Cost of sales of the IQ Soluções & Química segment was R$338.9 million in the nine months ended December 31, 2007. Gross profit of the IQ Soluções & Química segment was R$53.7 million in the nine months ended December 31, 2007, and gross margin was 13.7% in the nine months ended December 31, 2007.

Selling, General and Administrative Expenses

Selling, general and administrative expenses increased by 30.2% in 2007, primarily as a result of:

  a 43.3% increase in selling, general and administrative expenses of the Polyolefins segment, primarily as a result of (1) the consolidation of the results of Ipiranga Petroquímica in our financial statements as from April 1, 2007, (2) our consolidation of the results of Politeno for 12 months in 2007 as compared to nine months in 2006 as a result of the Politeno Acquisition on April 6, 2006, and (3) an increase in logistics expenses principally due to the increase in export sales of this segment;
  a 64.0% increase in selling, general and administrative expenses of the Vinyls segment, principally as a result of increased accruals for profit sharing and increased storage and distribution expenses as a result of the high export volumes of this segment;
  a 17.8% increase in selling, general and administrative expenses of our Basic Petrochemicals segment, primarily as a result of the full consolidation of the results of Copesul in our financial statements as from April 1, 2007, and the non-recurrence of losses incurred under certain commodities hedging contracts that we entered into in 2006; and
  the R$39.1 million in selling, general and administrative expenses of the IQ Soluções & Química segment that we recorded as a result of the inclusion of this business segment since April 1, 2007 due to our acquisition of Ipiranga Química as part of the Ipiranga Transaction.

The effects of these increases was partially offset by an 88.9% decline in selling, general and administrative expenses of our jointly controlled companies, primarily as a result of the full consolidation of the results of Copesul in our financial statements as from April 1, 2007 compared to the effects of proportional consolidation of our 29.5% equity interest in Copesul in our financial statements for periods ended prior to April 1, 2007.

     Selling, general and administrative expenses represented 7.0% of net sales revenue in 2007 compared to 7.3% of net sales revenue in 2006.

     Without giving effect to the proportional consolidation of our jointly controlled entities and the effects of intercompany eliminations, the aggregate increase of selling, general and administrative expense of our consolidated subsidiaries in 2007 compared to 2006 that was related to the consolidation of Ipiranga Química, Ipiranga Petroquímica and Copesul as from April 1, 2007 was R$198.8 million.

Depreciation and Amortization

     Depreciation and amortization increased by 33.9% in 2007, primarily as a result of primarily as a result of the full consolidation of the results of Copesul and Ipiranga Petroquímica in our financial statements as from April 1, 2007.

Other Operating Income, Net

Other operating income, net declined by 29.3% in 2007, primarily as a result of the R$59.5 million of other operating expenses recorded by the Polyolefins segment in 2007, principally composed of selling expenses that were reclassified as other operating expenses, primarily in December 2007, compared to the R$18.3 million in other operating income recorded in 2006, principally composed of non-recurring revenue recovery of R$13.1 million in connection with the reversal of a PIS tax provision in 2006; and
  a 96.9% decline in other operating income of our jointly controlled companies, primarily as a result of the full consolidation of the results of Copesul in our financial statements as from April 1, 2007 compared to the effects of proportional consolidation of our 29.5% equity interest in Copesul in our financial statements for periods ended prior to April 1, 2007.

These effects were partially offset by the R$22.1 million in other operating income recorded by the Basic Petrochemicals segment in 2007, principally as a result of the reclassification of certain revenue, primarily sales of scrap and non-operational products in December 2007, in addition to revenue related to maintenance services offered to clients, compared to R$4.4 million in other operating expense, net in 2006.

Operating Income of Segments As a result of the foregoing:

  operating income of the Basic Petrochemical segment (which excludes financial income, financial expense and results from equity accounting) increased by 105.6% in 2007, and the operating margin of the Basic Petrochemical segment increased to 8.1% in 2007 from 7.2% in 2006;
  operating income of the Polyolefins segment (which excludes financial income, financial expense and results from equity accounting) increased by 87.3% in 2007, and the operating margin of the Polyolefins segment increased to 10.0% in 2007 from 8.0% in 2006;
  operating income of the Vinyls segment (which excludes financial income, financial expense and results from equity accounting) declined by 16.7% in 2007, and the operating margin of the Vinyls segment declined to 9.7% in 2007 from 13.5% in 2006; and
  operating margin of the IQ Soluções & Química segment was 2.5% in 2007.

Results from Equity Accounting

     Results from equity accounting were an expense of R$64.6 million in 2007 compared to revenue of R$3.4 million in 2006, primarily as a result of the following factors:

  a R$48.5 million increase in amortization of goodwill, principally as a result of the consolidation of the results of Ipiranga Química and its subsidiaries in our financial statements as from April 1, 2007; and
  a R$20.7 million decline in tax incentives, primarily as a result of the expiration of certain ICMS tax benefits that were previously available to Copesul.

Financial Expenses, Net

     Financial expenses, net, declined by 59.9% in 2007, primarily as a result of (1) the effects of the real/U.S. dollar exchange rate on our U.S. dollar-denominated and U.S. dollar-indexed assets and liabilities, and (2) to a lesser extent, our recording of a R$2.5 million net gain on derivative transactions in 2007 compared to a R$47.8 million net loss on derivative transactions in 2006.

As a result of the 17.2% appreciation of the real against the U.S. dollar in 2007, we recorded:

  financial income of R$1,546.7 million related to the exchange rate effect on our U.S. dollar-denominated and U.S. dollar-indexed liabilities; and
  financial expense of R$825.6 million related to the exchange rate effect on our U.S. dollar-denominated assets.

As a result of the 8.7% appreciation of the real against the U.S. dollar in 2006, we recorded:

  financial income of R$333.4 million related to the exchange rate effect on our U.S. dollar-denominated and U.S. dollar-indexed liabilities; and
  financial expense of R$204.2 million related to the exchange rate effect on our U.S. dollar-denominated assets.

Operating Income

     Operating income was R$1,276.0 million in 2007 compared to R$169.9 million in 2006, primarily as a result of the 48.3% increase in gross profit and a 59.9% decrease in financial expenses, net as a result of the significant appreciation of the real against the U.S. dollar. Operating income represented 7.2% of net sales revenue in 2007 compared to 1.3% of net sales revenue in 2006.

     Without giving effect to the proportional consolidation of our jointly controlled entities and the effects of intercompany eliminations, the aggregate increase of operating income of our consolidated subsidiaries in 2007 compared to 2006 that was related to the consolidation of Ipiranga Química, Ipiranga Petroquímica and Copesul as from April 1, 2007 was R$1,007.7 million.

Other Income and Expense, Net

     Other income and expenses, net was an expense of R$67.2 million in 2007 compared to income of R$7.1 million in 2006. The most significant items of other income and expense in 2007 were:

  a R$35.5 million loss on interest in investment as a result of the merger of EDSP58 with and into Copesul;
  R$18.0 million of depreciation of paralyzed plants and other, primarily relating to the permanent closure of the DMT unit in our PET plant.
  a R$13.8 million reduction to the recoverable amount of fixed assets.

Income Tax and Social Contribution

     The composite corporate statutory income tax and social contribution rate was 34% in each of 2007 and 2006. Income tax and social contribution was an expense of R$327.4 million in 2007 compared to a benefit of R$47.5 million in 2006. Our effective tax rate was 27.1% in 2007 as compared to (26.8)% in 2006. The higher effective tax rate in 2008 was principally the result of the relative decline in the magnitude of the positive effects of (1) tax on goodwill of Polialden, which increased to R$85.8 million in 2007 from R$75.9 million in 2006, and (2) Law No. 11,638 and the transitory tax-payer regime, which increased to R$55.6 million in 2007 from R$34.7 million in 2006, as a result of our substantially increased income before income tax and minority interest in 2007. The effects of these factors was partially offset by the relative decline in the magnitude of the negative effects of non-deductible amortization of goodwill, which declined to R$29.8 million in 2007 from R$30.3 million in 2006, as a result of our substantially increased income before income tax and minority interest in 2007.

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

Net Income

     We recorded net income of R$621.8 million, or 3.5% of net sales revenue, in 2007 compared to net income of R$222.8 million, or 1.7% of net sales revenue, in 2006.

Liquidity and Capital Resources

Our principal cash requirements consist of the following:

  working capital requirements;
  servicing our indebtedness;
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

     During 2008, cash flow generated by operations was used primarily for investing activities, for working capital requirements and to service our outstanding debt obligations. At December 31, 2008, our consolidated cash and cash equivalents and other investments amounted to R$2,960.2 million. At December 31, 2008, we had working capital of R$146.9 million.

Projected Sources and Uses of Cash

     We anticipate that we will be required to spend approximately R$2,181.7 million to meet our short-term contractual obligations and commitments and budgeted capital expenditures in 2009. We expect that we will meet these cash requirements through a combination of cash generated from operating activities and cash generated by financing activities, including new debt financings and the refinancing of our existing short-term indebtedness as it becomes due.

     We anticipate that we will be required to spend approximately R$3,128.0 million to meet our long-term contractual obligations and commitments and budgeted capital expenditures through 2011. We anticipate that we will meet these cash requirements through a combination of: (1) cash generated from operating activities; and (2) cash generated by financing activities, including new debt financings and the refinancing of our indebtedness as it becomes due.

     We have commitments from several financial institutions to provide us with financing in the future, including a commitment from BNDES to lend us an aggregate principal amount of R$63.4 million for use in connection with our capital expenditure program.

     These commitments are subject to conditions precedent which we believe that we will be able to satisfy in connection with any amounts drawn under these facilities. We pay commitment fees to these financial institutions in connection with their commitments.

Cash Flows

Cash Flows from Operating Activities

     Net cash provided by operating activities was R$2,879.3 million in 2008 and R$2,474.5 million in 2007, and net cash used by operating activities was R$317.6 million in 2006.

Cash Flows Used in Investing Activities

     Investing activities used net cash of R$2,154.7 million in 2008, R$3,649.5 million in 2007 and R$1,206.3 million in 2006.

     During 2008, investing activities for which we used cash on a consolidated basis primarily consisted of (1) a final payment to Ultrapar under the Ipiranga Investment Agreement in the amount of R$633.5 million, and (2) the payment of the remaining portion of the purchase price of R$247.5 million due in connection with the Politeno Acquisition. In addition, we used R$239.5 million to perform maintenance on our plants during scheduled shutdowns during 2008 and R$161.3 million in our safety, health and environmental programs.

     During 2007, investing activities for which we used cash on a consolidated basis primarily consisted of (1) additions to property, plant and equipment, including our proportional share of the cost of the property, plant and equipment of Paulínia, investments in equipment replacement and additions to equipment related to the implementation of our Formula Braskem program, (2) payments to Ultrapar under the Ipiranga Investment Agreement and payments made for the 7.6% of the total share capital of Ipiranga Petroquímica not owned by Ipiranga Química, and (3) payments in connection with the merger of EDSP58 into Copesul and the merger of EDSP67 into Ipiranga Petroquímica. In addition, we used R$263.0 million to perform maintenance on our plants during scheduled shutdowns during 2007 and R$129.4 million in our safety, health and environmental programs.

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

Cash Flows from Financing Activities

     Financing activities used net cash of R$3.1 million in 2008 and provided net cash of R$1,518.0 million in 2007 and R$935.3 million in 2006.

     During 2008, our principal sources of long-term borrowed funds consisted of (1) the proceeds of the issuance of US$500 million aggregate principal amount of our 7.25% Notes due 2018; and (2) US$725 million aggregate principal amount borrowed under an export prepayment agreement.

     During 2008, we used cash to repay US$1,200.0 million aggregate principal amount under an unsecured credit agreement, which we refer to as the Acquisition Credit Agreement, which we entered into to finance the Ipiranga Transaction.

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

     On April 18, 2006, we paid a distribution of R$325.7 million, including R$270.0 million that was paid in the form of interest attributable to shareholders’ equity and R$55.7 million that was paid in the form of dividends. On April 9, 2007, we paid dividends in the aggregate amount of R$36.9 million. On April 7, 2008, we paid dividends in the aggregate amount of R$278.5 million.

     Unless our board of directors deems it inconsistent with our financial position, payment of dividends is mandatory under our by-laws and also is required under agreements with two of our shareholders and, consequently, may give rise to a significant cash requirements in future periods.

     On May 3, 2006, we announced that our board of directors had authorized a share repurchase program under which we were authorized to repurchase up to 13,896,133 class A preferred shares and up to 1,400,495 common shares at market prices over the BOVESPA at any time and from time to time prior to October 31, 2006. We repurchased 13,131,054 of our class A preferred shares under this share repurchase program for a total purchase price of R$182.0 million. On March 6, 2008, we announced that our shareholders had authorized the cancellation of 16,595,000 of our class A preferred shares that were held in treasury with a book value of R$244.5 million.

     On February 19, 2008, we announced that our board of directors had authorized a share repurchase program under which we are authorized to repurchase up to 19,862,411 class A preferred shares at market prices over the BOVESPA at any time and from time to time between March 7, 2008 and March 6, 2009 for a total purchase price of up to R$252.3 million. We repurchased 10,099,500 of our class A preferred shares under this share repurchase program for a total purchase price of R$107.4 million.

Indebtedness and Financing Strategy

     At December 31, 2008, our total outstanding indebtedness on a consolidated basis was R$11,986.1 million, consisting of R$2,146.3 million of short-term indebtedness, including current portion of long-term indebtedness (or 17.9% of our total indebtedness), and R$9,839.8 million of long-term indebtedness (or 82.1% of our total indebtedness). At December 31, 2008, we had no outstanding indebtedness to related parties on a consolidated basis.

     On a consolidated basis, our real-denominated indebtedness at December 31, 2008 was R$2,881.2 million (24.0%), and our foreign currency-denominated indebtedness was R$9,104.9 million (76.0%) .

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

Short-Term Indebtedness

     Our consolidated short-term debt, including debentures and current portion of long-term debt, was R$2,146.3 million at December 31, 2008.

     We maintain short-term finance lines denominated in reais with a number of financial institutions in Brazil. Although we have no committed lines of credit with these financial institutions, we believe that we will continue to be able to obtain sufficient credit to finance our working capital needs based on our relationships with these financial institutions and current market conditions. At December 31, 2008, the consolidated outstanding balance under our working capital lines denominated in reais was R$363.6 million.

     In addition, we have incurred import financing for raw materials from various domestic and international institutions. These advances have a maturity of less than one year and bore interest in 2008 at an average rate of 4.08% . These financings are generally evidenced by promissory notes. At December 31, 2008, our consolidated outstanding advances under our import financing arrangements totaled R$21.5 million.

     In September 2007, EDSP58 entered into an export prepayment credit facility with Petrobras International Finance Company, or PIFCo, under which EDSP58 is permitted to borrow an aggregate principal amount of up to US$323.0 million. As a result of the merger of EDSP58 with and into Copesul in December 2007, the PIFCo export prepayment credit facility became a direct obligation of Copesul. As a result of the merger of Copesul with and into Ipiranga Petroquímica on September 11, 2008 and Ipiranga Petroquímica’s merger with and into Braskem on September 30, 2008, the PIFCo export prepayment credit facility became a direct obligation of Braskem. The loans under this facility may be disbursed in up to 10 disbursements. Each disbursement under this facility bears interest, payable in arrears, at the rate of LIBOR plus 0.35% per annum until the first anniversary of such disbursement and thereafter at the rate of LIBOR plus 0.55% per annum. The principal amount of each disbursement under the PIFCo export prepayment facility is payable on or prior to the second anniversary of such disbursement. In October 2007, EDSP58 borrowed an aggregate of US$312.5 million under this facility to fund a portion of the purchase price of the shares tendered in the Copesul Tender Offer that was part of the Ipiranga Transaction.

Long-Term Indebtedness

     The following table sets forth selected information with respect to our principal outstanding long-term debt instruments at December 31, 2008.

Outstanding Principal
Amount at
Instrument	December 31, 2008	Final Maturity	Principal Covenants
Debentures:
14th Issue of Debentures	R$522.0 million	September 2011	Financial ratios
13th Issue of Debentures	R$303.2 million	June 2010	Financial ratios
Fixed-Rate Notes:
9.375% Notes due 2015	US$150.0 million	June 2015	Limitations on liens, related party transactions and mergers

11.75% Notes due 2014	US$250.0 million	January 2014	Financial ratios, limitations on liens, dividends, indebtedness, related party transactions, investments and mergers

9.75% Perpetual Bonds	US$150.0 million	—	Limitations on liens, related party transactions and mergers

Outstanding Principal
Amount at
Instrument	December 31, 2008	Final Maturity	Principal Covenants
9.00% Perpetual Bonds	US$200.0 million	—	Limitations on liens, related party transactions and
mergers
8.00% Notes due 2017	US$275.0 million	January 2017	Limitations on liens, related party transactions and
mergers
7.250% Notes due 2018	US$500.0 million	June 2018	Limitations on liens, related party transactions and
mergers
Bank Credit Facilities:
Secured Credit Agreement
(construction financing)	R$143.1 million	June 2016	Limitations on liens and asset sales
Secured Credit Agreement
(construction financing)	R$105.1 million	May 2016	Limitations on liens and asset sales
Syndicated Credit Agreement	US$37.0 million	March 2012	Financial ratios, limitations on liens, related party
transactions, mergers and asset sales
Syndicated Credit Agreement	US$46.6 million	June 2012	Financial ratios, limitations on liens, related party
transactions, mergers and asset sales
Export Finance Facilities:
Export Prepayment Agreement	US$47.5 million	June 2013	Limitations on liens, related party transactions and
mergers
Syndicated Export Prepayment	US$733.2 million	October 2013
Agreement
Export Prepayment Agreement	US$150.0 million	November 2013	Limitations on liens
Export Prepayment Agreement	US$150.0 million	April 2014	Limitations on liens
Export Prepayment Agreement	US$75.0 million	July 2014	Limitations on liens
Credit Export Note Facility	US$50.0 million	March 2018	Limitations on liens
Credit Export Note Facility	US$78.0 million	May 2018	Financial ratios
Credit Export Note Facility	US$75.0 million	May 2019	Limitations on liens
Credit Export Note Facility	US$150.0 million	February 2020

     Some of our debt instruments require that we comply with financial covenants, the most restrictive of which are as follows:

  net debt to EBITDA less than or equal to 4.50 to 1.0 at the end of and for each fiscal quarter until maturity; and
  EBITDA to net financial expenses greater than or equal to 2.0 to 1.0 at the end of and for each fiscal quarter until maturity.

     EBITDA is calculated differently under the various debt instruments that require us to comply with financial ratios. EBITDA is defined in these debt instruments as operating income less financial expenses, taxes, depreciation and amortization, plus dividends and interest attributable to shareholders’ equity paid to us by our unconsolidated associated companies. Under some of these debt instruments, the calculation of EBITDA eliminates the effect of proportional consolidation under Instruction 247. Under some of these debt instruments, the financial ratios are calculated in reais, while under other debt instruments the financial ratios are calculated in dollars using (1) the average real/dollar exchange rate during each quarter to calculate EBITDA and financial expenses, and (2) the real/dollar exchange rate at the end of the period to calculate net debt.

For the fiscal year ended December 31, 2008:

  the highest ratio of net debt to EBITDA that we reported under these covenants was 3.76 to 1.0; and
  the lowest ratio of EBITDA to net financial expenses that we reported under these covenants was 4.64 to 1.0.

     Accordingly, we were in compliance with these financial covenants at December 31, 2008, and we believe that we will be able to comply with these financial covenants for the foreseeable future. In addition, we believe that our compliance with these financial covenants will not adversely affect our ability to implement our financing plans.

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

     At December 31, 2008, R$1,512.1 million of our real-denominated debt and R$318.5 million of our foreign currency-denominated debt was secured. In order to secure this debt, we have pledged certain of our property and equipment and certain of our accounts receivable. The security arrangements for our secured debt vary depending on the transaction.

     The following discussion briefly describes certain of our significant financing transactions. We have assumed the obligations of predecessor companies, including, among others, OPP Química (and its predecessor OPP Petroquímica), Trikem, Copesul, Ipiranga Química, Ipiranga Petroquímica and Petroquímica Paulinia, under these financing transactions as a result of the mergers of these companies with and into our company.

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

     Fixed Rate Notes. On July 24, 1997, Trikem issued and sold US$250.0 million aggregate principal amount of its 10.625% Notes due 2007. We assumed the obligations of Trikem under these notes as a result of the merger of Trikem with and into our company on January 15, 2004. On July 24, 2005, we repurchased these notes and amended and restated their terms. As amended and restated, these notes bear interest at the rate of 9.375% per annum, payable semi-annually in arrears in June and December of each year and mature on June 1, 2015. On August 24, 2005, we exchanged US$150.0 million aggregate principal amount of these notes for US$150.0 million aggregate principal amount of outstanding notes issued by one of subsidiaries on June 1, 2005 and guaranteed by our company.

     On January 22, 2004, we issued and sold US$250.0 million in aggregate principal amount of our 11.75% Notes due 2014 under our medium-term note program. Interest on these notes is payable semi-annually in arrears in January and July of each year and these notes mature on January 22, 2014.

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

     On June 5, 2008, we issued and sold US$500.0 million aggregate principal amount of our 7.250% Notes due 2018. Interest on these notes is payable semi-annually in arrears in June and December of each year and these notes mature on June 5, 2018. We used the proceeds of this offering to repay a portion of the indebtedness outstanding under the Acquisition Credit Agreement.

     Bank Credit Facilities. On June 30, 2004, we entered into a secured credit agreement in the aggregate amount of R$152.7 million to finance capital expenditures in certain of our plants located in the Northeastern Complex and in Alagoas that we made in 2004 and 2005. The loans under this credit agreement are secured by a first mortgage on our PVC plant located in São Paulo and our chloro-soda plant located in the Northeastern Complex, as well as by a purchase-money security interest in machinery and equipment that we have and will purchase with the proceeds of this loan. Under this credit agreement, we were required to invest up to R$65.4 million of our own funds in accordance with an investment schedule as a condition precedent to disbursements of the loans. The loans under this credit agreement bear interest at the rate of 8.50% per annum, payable quarterly in arrears through June 30, 2008 and thereafter monthly in arrears through June 30, 2016. The principal amount of these loans is payable in 96 equal monthly installments, commencing on July 30, 2008. At December 31, 2008, the outstanding principal amount under this credit agreement was R$143.1 million.

     On May 28, 2007, we entered into a secured credit agreement in the aggregate principal amount of R$113.3 million to finance capital expenditures of 53 different projects in certain of our plants located in the Northeastern Complex and in Alagoas that we made in 2006 and 2007. The loans under this credit agreement are secured by a letter of guarantee. The loans under this credit agreement bear interest at the rate of 8.50% per annum, payable quarterly in arrears through June 2008 and thereafter monthly in arrears through May 2016. The principal amount of these loans is payable in 96 equal monthly installments, commencing in July 2008. At December 31, 2008, the outstanding principal amount under this credit agreement was R$105.1 million.

     On March 24, 2005, we borrowed the Japanese yen equivalent of US$50.0 million under a syndicated credit agreement dated March 8, 2005. The proceeds of this loan were required to be used for capital expenditures related to our Braskem+ program. This loan bears interest at the rate of six-month Tokyo Inter-Bank Offered Rate plus 0.95% per annum, payable semi-annually in arrears. Principal on this loan is payable in 11 equal installments beginning in March 2007 with a final maturity date in March 2012. Ninety-five percent of the commercial risk of this loan and 97.5% of the political risk of this loan are supported by insurance from Nippon Export and Investment Insurance, for which we paid a lump-sum premium in yen. At December 31, 2008, the outstanding principal amount under this credit agreement was US$37.0 million.

     On September 20, 2005, we borrowed the Japanese yen equivalent of US$60.0 million under a syndicated credit agreement dated June 30, 2005. The proceeds of this loan were required to be used for capital expenditures related to the Braskem+ program. This loan bears interest at the rate of six-month Tokyo Inter-Bank Offered Rate plus 0.95% per annum, payable semi-annually in arrears. Principal on this loan is payable in 11 equal installments beginning in June 2007 with a final maturity date in June 2012. Ninety-five percent of the commercial risk of this loan and 97.5% of the political risk of this loan are supported by insurance from Nippon Export and Investment Insurance, for which we paid a lump-sum premium in yen. At December 31, 2008, the outstanding principal amount under this credit agreement was US$46.6 million.

     Export Prepayment Facilities. In July 2006, Ipiranga Petroquímica entered into an export prepayment agreement in the amount of US$95.0 million with a financial institution. As a result of the consolidation of the results of Ipiranga Petroquímica in our financial statements as from April 1, 2007, this indebtedness is included in our consolidated indebtedness. This facility is secured by certain of our export receivables and bears interest at a rate of LIBOR plus 1.50% per annum, payable in arrears. The principal amount of this facility is payable in monthly payments commencing in August 2009 through maturity in June 2013. At December 31, 2008, the outstanding principal amount under this export prepayment agreement was US$47.5 million.

     In October 2008, we entered into a syndicated export prepayment agreement in the amount of US$725.0 million. This facility bears interest at a rate of LIBOR plus 1.75% per annum, payable in arrears. The principal amount of this facility is payable in semi-annually payments commencing in October 2011 through maturity in October 2013. At December 31, 2008, the outstanding principal amount under this export prepayment agreement was US$733.2 million.

     In November 2007, Ipiranga Petroquímica entered into an export prepayment agreement in the amount of US$150.0 million with a Brazilian financial institution. This facility bears interest at a rate of LIBOR plus 1.40% per annum, payable in arrears. The principal amount of this facility is payable in monthly payments commencing in December 2011 through maturity in November 2013. At December 31, 2008, the outstanding principal amount under this export prepayment agreement was US$150.0 million.

     In April 2007, we entered into an export prepayment agreement in the amount of US$150.0 million with a Brazilian financial institution. The loan under this agreement bears interest at a rate of LIBOR plus 0.77% per annum, payable semiannually in arrears commencing in October 2007. The principal amount of this loan is payable in three semiannual payments commencing in April 2014. At December 31, 2008, the outstanding principal amount under this export prepayment agreement was US$150.0 million.

     In July 2006, Ipiranga Petroquímica entered into an export prepayment agreement in the amount of US$75.0 million with a Brazilian financial institution. As a result of the consolidation of the results of Ipiranga Petroquímica in our financial statements as from April 1, 2007, this indebtedness is included in our consolidated indebtedness. This facility bears interest at a rate of LIBOR plus 0.78% per annum, payable in arrears. The principal amount of this facility is payable in monthly payments commencing in August 2009 through maturity in July 2014. At December 31, 2008, the outstanding principal amount under this export prepayment agreement was US$75.0 million.

     Export Credit Note Facilities. In April 2007, we entered into a credit export note facility in the amount of US$50.0 million with a Brazilian financial institution. This facility bears interest at a rate of 7.87% per annum, payable semiannually in arrears commencing in October 2007. The principal amount of this facility matures in March 2018. At December 31, 2008, the outstanding principal amount under this credit export note facility was US$50.0 million.

     In November 2006, we entered into an export credit note facility in the amount of US$78.0 million with a Brazilian financial institution. This facility is secured by certain of our export receivables and bears interest at a rate of 8.1% per annum, payable semiannually in arrears commencing on May 10, 2007. The principal amount of this facility matures on May 10, 2018. At December 31, 2008, the outstanding principal amount under this facility was US$78.0 million.

     In May 2007, we entered into a credit export note facility in the amount of US$75.0 million with a Brazilian financial institution. This facility bears interest at a rate of 7.85% per annum, payable semiannually in arrears commencing in November 2007. The principal amount of this facility matures in May 2019. At December 31, 2008, the outstanding principal amount under this credit export note facility was US$75.0 million.

     In January 2008, we entered into a credit export note facility in the amount of US$150 million with a Brazilian financial institution. This facility bears interest at a rate of 7.3% per annum, payable semiannually in arrears commencing in August 2008. The principal amount of this facility matures in February 2020. At December 31, 2008, the outstanding principal amount under this credit export note facility was US$150.0 million.

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

     On December 13, 2006, we entered into a third credit facility with BNDES under which BNDES disbursed loans in an aggregate principal amount of R$48.4 million. The proceeds of the third credit facility were used to finance capital expenditures related to (1) the construction of a new salt well in Maceió, Alagoas to supply our Vinyls unit, and (2) the replacement of some equipment at our PVC plant in the Northeastern Complex.

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

     At December 31, 2008, the outstanding principal amount under the first of these credit facilities was R$46.2 million, the outstanding principal amount under the second of these credit facilities was R$191.1 million, and the outstanding principal amount under the third of these credit facilities was R$44.5 million.

     FINEP Credit Facility. On March 8, 2005, we entered into a credit facility with Financiadora de Estudos e Projetos, or FINEP, a technology funding institution of the Ministry of Science and Technology of Brazil, in an aggregate principal amount of R$84.9 million, that was disbursed in installments, beginning on March 15, 2005, with the final disbursement expected in the end of April 2008. We were required to use the proceeds disbursed under this credit facility for capital expenditures at the Braskem Center for Innovation and Technology operated by our Polyolefins Unit, the research and development pilot plant of our Vinyls Unit, and the research center of our Vinyls Unit. Under this credit facility, we are required to invest at least R$9.4 million of our own funds in these projects. The loans bear interest at the TJLP rate plus 5% per annum, payable quarterly in arrears commencing on June 15, 2005. However, we may be required to pay interest at only the TJLP, depending on the financial condition and liquidity of the National Scientific and Technological Development Fund (Fundo Nacional de Desenvolvimento Científico e Tecnológico) at any given time. The principal amount under this credit facility is payable in 61 equal monthly installments beginning on March 15, 2007, with a final maturity date of March 15, 2012. At December 31,

2008, the outstanding principal amount under this credit facility was R$57.2 million. Our obligation to make payments under this credit facility is guaranteed by a surety bond.

Off-Balance Sheet Arrangements

We do not currently have any transactions involving off-balance sheet arrangements.

Contractual Commitments

     The following table summarizes significant contractual obligations and commitments at December 31, 2008 that have an impact on our liquidity:

			Payments Due by Period
			One to
	Less than		Three	Three to	More than
	One Year		Years	Five Years	Five Years	Total
			(in millions of reais)
Loans and financings	R$1,978.2	(1)	R$2,793.7	R$2,754.8	R$3,528.0	R$11,054.7
Debentures	26.3	(1)	800.0	—	—	826.3
Interest on loans, financings and
debentures (2)	152.0		—	—	—	152.0
Purchase obligations (3)	2,405.9		11,552.7	15,010.8	15,010.8	43,980.3
Pension plan contributions (4)	—		—	20.4	—	20.4
Other long-term liabilities	—		—	304.9	—	304.9
Total contractual obligations	R$4,561.3		R$15,471.4	R$17,765.5	R$18,538.8	R$56,337.2

(1)	Includes interest accrued at December 31, 2008.

(2)	Consists of estimated future payments of interest on our loans, financings and debentures, calculated based on interest rates and foreign exchange rates applicable at December 31, 2008 and assuming (i) that all amortization payments and payments at maturity on our loans, financings and debentures will be made on their scheduled payment dates, and (ii) that our perpetual bonds are redeemed on the first permitted redemption date.

(3)	Consists of purchase commitments for raw material and electric power pursuant to binding obligations which include all significant terms, including fixed or minimum quantities to be purchased; fixed, minimum or variable price provisions; and the approximate timing of the transaction. Based upon the applicable purchase prices at December 31, 2008.

(4)	Consists of a final disbursement by our company to two defined benefit pension plans in an amount that we estimate will be assessed by the Secretariat for Complementary Pensions (Secretaria da Previdencia Complementar) based on projections which we have obtained from independent actuaries. In June 2005, we announced that we intend to withdraw as a sponsor of these two defined benefit pension plans.

     We are also subject to contingencies with respect to tax, labor, distributors and other claims and have made provisions for accrued liability for legal proceedings related to certain tax claims of R$1,202.6 million at December 31, 2008. The tax contingencies relate primarily to COFINS, PIS, IPI, federal income tax and the CSLL. See “Item 8. Financial Information—Legal Proceedings” and notes 9, 17, 18 and 22 to our consolidated financial statements.

U.S. GAAP Reconciliation

     In accordance with Brazilian GAAP, our net loss was R$2,492.1 million in 2008, and our net income was R$621.8 million in 2007 and R$222.8 million in 2006. Under U.S. GAAP, we would have reported a net loss of R$1,826.7 million in 2008 and net income of R$1,089.1 million in 2007 and R$161.6 million in 2006.

     Our shareholders’ equity in accordance with Brazilian GAAP was R$3,679.8 million at December 31, 2008 and R$5,678.5 million at December 31, 2007. Under U.S. GAAP, we would have reported shareholders’ equity of R$4,025.7 million at December 31, 2008 and R$5,031.9 million at December 31, 2007.

     The principal differences between Brazilian GAAP and U.S. GAAP that affected our net income in 2008, 2007 and 2006, as well as shareholders’ equity at December 31, 2008 and 2007, are described in note 32 to our audited consolidated financial statements included elsewhere in this annual report. The major differences relate to the accounting treatment of the following items:

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
  classification of statement of operations and balance sheet items; and
  segment reporting.

     For a discussion of the principal differences between Brazilian GAAP and U.S. GAAP as they relate to our financial statements and a reconciliation of net income and shareholders’ equity, see note 32 to our audited consolidated financial statements included elsewhere in this annual report.

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

     The following table sets forth certain information with respect to the current members of our board of directors and their alternates:

Name	Member Since	Position Held	Age
Marcelo Bahia Odebrecht	July 25, 2008	President of the Board	40
Marcos Wilson Spyer Rezende	July 25, 2008	Alternate	61
Djalma Rodrigues de Souza	July 25, 2008	Vice President of the Board	58
Arão Dias Tisser	July 25, 2008	Alternate	33
Alvaro Fernandes da Cunha Filho	November 6, 1997	Board Member	60
Marcos Luiz Abreu de Lima	March 31, 2005	Alternate	66
Alfredo Lisboa Ribeiro Tellechea	April 15, 2009	Board Member	52
Francisco Teixeira de Sá	April 15, 2009	Alternate	60
Paulo Henyan Yue Cesena	April 15, 2009	Board Member	36
Alvaro Pereira Novis	April 15, 2009	Alternate	65
José de Freitas Mascarenhas	August 15, 2001	Board Member	67
André Amaro da Silveira	April 15, 2009	Alternate	45
Francisco Pais	May 30, 2008	Board Member	53
Alexandre Countinho Barboza	July 25, 2008	Alternate	44
Newton Sergio de Souza	August 15, 2001	Board Member	56
Cláudio Melo Filho	October 3, 2005	Alternate	41
Antonio Britto Filho	July 20, 2006	Board Member	56
Carla Gouveia Barreto	April 15, 2009	Alternate	41
José Mauro Mettrau Carneiro da Cunha	July 31, 2007	Board Member	59
Tomoyoshi Egami	April 15, 2009	Alternate	58
Edmundo José Correia Aires	April 29, 2003	Board Member	51
Márcio Domingues de Andrade	May 30, 2008	Alternate	42

     The following is a summary of the business experience, areas of expertise and principal outside business interests of our current directors and their alternates. Except as otherwise set forth below, the business address of (1) each of our current directors is Avenida das Nações Unidas, 8501, São Paulo, SP—CEP 05425-070, Brazil and (2) each of our alternate directors is the same as the business address of the director for which he or she is an alternate.

Directors

     Marcelo Bahia Odebrecht. Mr. Odebrecht was elected to our board of directors as a nominee of Odebrecht. He has been the President of CNO since 2002. Mr. Odebrecht has also served as the vice president of the Brazilian Association of Infra-Structure and Primary Industry—ABDIB since 2005, a member of the board of directors of the Exterior Commerce Chamber—CONEX since 2005, the vice president of COINFRA—FIESP since 2004, a member of the Strategic Superior Board—FIESP since 2008 and a member of the board of directors of the Industry Development Study Institute—IEDI since 2003. He also represents CNO on the Brazil-China Manager Council. Mr. Odebrecht holds a bachelor’s degree in civil engineering from Universidade Federal da Bahia—UFBA and an MBA from IMD Business School, in Lausanne, Switzerland.

     Djalma Rodrigues de Souza. Mr. Souza was elected to our board of directors as a nominee of Petroquisa. He has been the Director of New Business at Petroquisa since 2005. He has also served as the general manager of the supply area at Petrobras since 2008 and a member of the board of directors and executive committee of DETEN Química S.A since 2005. Mr. Souza’s prior experience includes serving as president of Gaspetro from 1999 to 2000 and from 2003 to 2004, executive manager of natural gas for Petrobras from 2003 to 2004. He has also served as the president of the board of directors of Petroquímica Suape, a member of the board of directors of Bahia Gás from 2002 to 2004 and president of the board of directors of TBG—Gasoduto Brasil Bolívia from 1999 to 2000. He holds a bachelor’s degree in mining engineering from Universidade Federal de Pernambuco.

     Alvaro Fernandes da Cunha Filho. Mr. Cunha Filho was elected to our board of directors as a nominee of Odebrecht. He is currently the vice president of our board of directors and the president of Valora Participações Ltda. Mr. Cunha Filho served as vice president of the board of directors of Norquisa from 1997 through 1999, and from 2001 through 2003 as a member of the board of directors of Norquisa. He has also occupied several executive positions in subsidiaries and affiliates of Odebrecht. Mr. Cunha Filho holds a bachelor’s degree in civil engineering and a master’s degree in economics from the Universidade Federal da Bahia.

     Alfredo Lisboa Ribeiro Tellechea. Mr. Tellechea was elected to our board of directors as a nominee of Odebrecht. He served as one of the vice president executive officers of Braskem from 2007 to 2009 and headed Braskem’s Polyolefins Units from 2008 to 2009. Mr. Tellechea has previously held a variety of positions in the Ipiranga Group including serving as the chief superintendent of Distribuidora de Produtos de Petróleo Ipiranga from 2002 to 2006, chief superintendent of Ipiranga Petroquímica from 2006 to 2007, and chief executive officer of Copesul from 2007 until 2008. Mr. Tellechea holds a bachelor’s degree in Civil Engineering from Pontifícia Universidade Católica do Rio Grande do Sul—PUC/RS, and a post-graduate degree in Marketing from the Escola Superior de Propaganda e Marketing—ESPM.

     Paulo Henyan Yue Cesena. Mr. Cesena was elected to our board of directors as a nominee of Odebrecht. He served as an alternate member of the board of directors in 2008. He has held various positions for the Odebrecht Group since 1998, including Chief Financial Officer of Odebrecht in 2009 and Chief Financial Officer of CNO from 2007 to 2008. Mr. Cesena holds a bachelor’s degree in Chemical Engineering from São Paulo University (USP), and an MBA from INSEAD (France and Singapore).

     José de Freitas Mascarenhas. Mr. Mascarenhas was elected to our board of directors as a nominee of Odebrecht. He has been an executive officer of Odebrecht since September 2001 and serves in various capacities with other companies in the Odebrecht Group. He also has served as vice president of CNI—Confederação Nacional das Indústrias since October 1985, as vice president of the Brazilian Association of Chemical Industry and Derivative Products since May 1993, and as president of Federação das Indústrias do Estado da Bahia—FIEB from 1992 until 2002. He is also a member of the Board of the Brazilian Competitiveness Council (MBC—Movimento Brasil Competitivo). Mr. Mascarenhas holds a bachelor’s degree in civil engineering from Universidade Federal da Bahia.

     Francisco Pais. Mr. Pais was elected to our board of directors as a nominee of Petroquisa. From 1981 to 1986 he managed a hydroelectric structure recovery project in the Geotechnical area at Light S.A., and since 1987, he has served in a variety of capacities, including as assistant to the executive services officer, at Petrobras. From 1998 to 2002, he served as a member of the fiscal council of the Ricardo Franco Foundation at the Military Engineering Institute, or IME. Currently, he is a member of the board of directors of Procurement Negócios Eletrônicos, and since 2006, he has served as chairman of the board of directors of Copenor S.A., both of which are affiliates of Petrobras. Mr. Pais holds a bachelor’s degree in civil engineering from the IME and an MBA from the Fundação Getúlio Vargas.

     Newton Sergio de Souza. Mr. Souza was elected to our board of directors as a nominee of Odebrecht. He has been the general counsel and an executive officer of Odebrecht since May 1997 and an executive officer of Norquisa since April 2003. He also serves in several executive and board positions in subsidiaries and affiliates of Odebrecht. Mr. Souza served as the president of the board of directors of Companhia de Concessões Rodoviárias—CCR. He was also a visiting lawyer at the law firm Dechert, Price & Rhoads (Philadelphia), a senior lawyer at the law firm Pinheiro Neto Advogados from 1976 through 1982 and a senior counsel of the Latin America and Caribbean Division of the World Bank (Washington D.C.) from 1982 through 1987. Mr. Souza holds a law degree from Pontifícia Universidade Católica do Rio de Janeiro and an LL.M. from the University of Pennsylvania.

     Antonio Britto Filho. Mr. Britto Filho was elected to our board of directors as a nominee of Odebrecht. He has served as the executive president of Interfarma Associação da Indústria Farmacêutica de Pesquisa since March 2009. His prior experience includes serving as the chief executive officer of Calçados Azaléia S.A. from 2003 to 2006, the governor of the State of Rio Grande do Sul from 1995 to 1998, the Minister of Social Security from 1992 to 1993 and congressman of the State of Rio Grande do Sul from 1987 to 1995. Mr. Britto Filho holds a bachelor’s degree in journalism from the Universidade Federal do Rio Grande do Sul and a bachelor’s degree in Law from the Universidade Luterana do Brasil.

     José Mauro Mettrau Carneiro da Cunha. Mr. Cunha was elected to our board of directors as a nominee of BNDES Participações S.A.—BNDESPAR, or BNDESPAR. Mr. Cunha is currently the president of the board of directors of Tele Norte Leste (Telemar) and a member of the boards of directors of Lupatech and Log-In. Mr. Cunha served as vice president executive officer of strategic planning of Braskem from 2003 to 2005. Mr. Cunha has held a variety of positions at BNDES, having served as a vice president, responsible for industrial operations, and legal and fiscal matters, from 1998 to 2002. Mr. Cunha holds a bachelor’s degree in mechanical engineering from the Faculdade de Engenharia da Universidade Católica de Petrópolis and a master’s degree in Industrial Projects and Transportation from the Universidade Federal do Rio de Janeiro—COPPE/UFRJ.

     Edmundo Jose Correia Aires. Mr. Aires was elected to our board of directors as a nominee of Petroquisa and served as an alternate member of our board of directors from 2001 to 2008. He has also served as president of the board of directors of Triunfo from 2005 to 2008, a member of the board of directors of the FCC—Fábrica Carioca de Catisadores S.A. from 2005 to 2008, and a member of the board of directors of Ipiranga Petroquimica from 2007 to 2008. Mr. Aires has held various executive positions with Petroquisa and Petrobras since 1980 and has served as the partnership manager of Petroquisa since 2001. Mr. Aires holds a bachelor’s degree in chemical engineering from the Universidade Federal do Rio de Janeiro.

Alternate Directors

     Marcos Wilson Spyer Rezende. Mr. Rezende was elected as an alternate member of our board of directors as a nominee of Odebrecht. He has been the vice president of institutional relations of the Odebrecht Group since 2002. Mr. Rezende served as a journalist in various capacities for newspapers and television stations from 1972 through 2002. Mr. Rezende holds a bachelor’s degree in sociology and politics from the Universidade Federal de Minas Gerais and in social communication from the Faculdade Casper Líbero/PUC São Paulo.

     Arão Dias Tisser. Mr. Tisser was elected as an alternate member of our board of directors as a nominee of Petroquisa. He previously served as a member of our board of directors from May 30, 2008 to July 25, 2008, and as was first elected as an alternate member of our board of directors on March 26, 2008. He has been the management coordinator of holdings in petrochemical centers for Petrobras since 2004, and has worked in commercial management of naphtha and industrial raw materials for Petrobras from February 2001 to October 2004. He is an alternate member of the board of directors of Triunfo. Mr. Tisser holds a bachelors degree in Civil Engineering from Universidade Federal do Rio de Janeiro—UFRJ and has a master degree in engineering from the Universidade Federal do Rio de Janeiro—COPPE/UFRJ.

     Marcos Luiz Abreu de Lima. Mr. Lima was elected as an alternate member of our board of directors as a nominee of Odebrecht. Mr. Lima has been an executive officer of CNO since 1999, chief executive officer of Odebrecht Administradora e Corretora de Seguros Ltda. since 1980 and is a member of the fiscal council of Fundação Odebrecht. Mr. Lima holds bachelor’s degrees in accounting, management and economics from the Universidade Católica de Belo Horizonte and a post-graduate degree in auditing and organization development, in addition to insurance and surety bonds.

     Francisco Teixeira de Sá. Mr. de Sá was elected as an alternate member of our board of directors as a nominee of Odebrecht. He previously served as a member of our board of directors since 2001. He served as a member of the board of directors of Norquisa from April 2001 through April 2005 and served as president of the board of directors of Norquisa from April 2001 through April 2003. He is also president of Pronor Petroquímica S.A., or Pronor. Mr. de Sá served as engineering and production manager of Dow Química S.A. from 1973 through 1984. He holds a bachelor’s degree in chemical engineering from the Universidade Federal da Bahia.

     Alvaro Pereira Novis. Mr. Novis was elected as alternate member of our board of directors as a nominee of Odebrecht. He previously served as a member of our board of directors since 2001. He has been the chief financial officer and an executive officer of Odebrecht since July 1998 and a board member of AMCHAM Brasil since 2003. He also serves in various capacities with other companies in the Odebrecht Group. In 1980, he was elected managing director of Banco Iochpe de Investimentos, where he became president in 1995 upon its association with Bankers Trust Company. Mr. Novis holds a bachelor’s degree in economics from the Universidade do Rio de Janeiro and a master’s degree in Public Administration from Fundação Getúlio Vargas. Mr. Novis is a cousin of Pedro Augusto Ribeiro Novis.

     André Amaro da Silveira. Mr. Amaro was elected as an alternate member of our board of directors as a nominee of Odebrecht. He is also the president of the board of directors of Bento Pedroso Construções S.A., in Portugal. Mr. Amaro served as one of the vice president executive officers of Braskem from 2008 to 2009 and as Braskem’s head of Planning, Supply and Business Development from 2008 to 2009. He has held a variety of positions in the Odebrecht Group since 1988, including business planning officer of Construtora Norberto Odebrecht SA from 2003 to 2006 and vice president of strategic planning of Odebrecht Bau Ag, in Germany from 1994 to 1997. Mr. Amaro holds a bachelor’s degree in civil engineering from the Universidade Federal de Minas Gerais—UFMG and an MBA from the IMD-International, in Switzerland.

     Alexandre Countinho Barboza. Mr. Barboza was elected as an alternate member of our board of directors as a nominee of Petroquisa. He has served as manager of financial-economic valuation of Petroquisa since 2008. Mr. Barboza has also served as director of Planning and Business Development of Nova Petroquímica from 2007 to 2008, and coordinator of Special Projects of Petroquisa from 2006 to 2007. In addition, he served as manager of Stakes in Petrochemical Plants of Petrobras from 2002 to 2006. Mr. Alexandre holds a bachelor’s degree in economics from the Universidade Federal do Rio de Janeiro—UFRJ, and holds an MBA from COPPEAD/UFRJ.

     Cláudio Melo Filho. Mr. Melo was elected as an alternate member of our board of directors as a nominee of Odebrecht. He has been the new business, development and representation director of Odebrecht since 2004. Mr. Melo served as financial manager and contract manager in several projects in Brazil and Angola for CNO from 1990 to 2004. Mr. Melo holds a bachelor’s degree in business administration from the Universidade de Brasilia and a post-graduate degree in financial administration from Fundação Getúlio Vargas.

     Carla Gouveia Barreto. Ms. Barreto was elected as an alternate member of our board of directors as a nominee of Odebrecht. Ms. Barreto has served as the head of strategic planning of Odebrecht since 2008. She has held a variety of positions in the Odebrecht Group in the past, including serving as controller of CNO from 2005 to 2007 and controller of Braskem from 2002 to 2005. Ms. Barreto holds a bachelor’s degree in business and administration from Universidade Salvador (UNIFACS), and an MBA from Fundação Don Cabral.

     Tomoyoshi Egami. Mr. Egami was elected as an alternate member of our board of directors as a nominee of Odebrecht. Prior to becoming the president of Sojitz of Brasil S.A., or Sojitz, Mr. Egami served as vice president of Sojitz from 2008 to January 2009. His past experience includes serving as manager of the Plastics Division of Sojitz Planet Corporation in Tokyo and Kyushu, Japan, from 2003 to 2008. Mr. Tomoyoshi holds a bachelor’s degree in Law from the Doshisha University in Kyoto.

     Márcio Domingues de Andrade. Mr. Andrade was elected as an alternate member of our board of directors on May 30, 2008 as a nominee of Petroquisa. Since 2006, he has served on Petrobras’ management team and from 2001 to 2006 was manager of the planning area and forest fund of Brascan’s Group. From 2000 to 2001, he was an associate at Santander Private Equity F.I.A, and from 1998 to 1999, he served as assistant to the vice-president of controllership at Banco Bozano. He was an associate at Fundo Bozano, Simonsen-Advent from 1996 through 1998 and served as a production manager at Banco Real from 1990 through 1994. Since 2003, he has served as member of the board of directors of Tafisa Brasil S.A., and from 1996 to 1998, he sat on the board of directors of several companies of Fundo Bozano, Simonsen-Advent’s portfolio. Mr. Andrade holds a bachelor’s degree in economics and an MBA from the Universidade Federal do Rio de Janeiro—UFRJ.

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

The following table lists the current members of our board of executive officers:

	Year of
Name	Appointment	Position Held	Age
Bernardo Gradin	2008	Chief Executive Officer	44
Carlos José Fadigas de Souza Filho	2007	Vice President Executive Officer,	39
		Chief Financial Officer and
		Director of Investor Relations
Luiz de Mendonça	2002	Vice President Executive Officer	46
Mauricio Roberto de Carvalho Ferro	2002	Vice President Executive Officer	43
		and General Counsel
Roberto Prisco Paraíso Ramos	2002	Vice President Executive Officer	62
Manuel Carnaúba	2008	Vice President Executive Officer	49
Victor Manoel Pais	2008	Vice President Executive Officer	60

     Summarized below is information regarding the business experience, areas of expertise and principal outside business interests of our current executive officers.

     Bernardo Gradin. Mr. Gradin was elected as chief executive officer of Braskem in August 2008. He has served in a variety of executive positions at Braskem, such as vice president of our Vinyls Unit from 2002 to 2004 and vice president of our Basic Petrochemicals Unit from 2004 to 2007. Mr. Gradin joined the Odebrecht Group in 1987. Recently, he served as investments leader of Odebrecht Infrastructure and Investments (OII) from 2006 to 2008. Mr. Gradin has also served as a member of the board of directors of Copesul from 2001 to 2003 and 2006 to 2007, Cetrel from 2003 to 2007, OPP Química from 2001 to 2002 and Trikem in 2002. Mr. Gradin holds a bachelor’s degree in civil engineering from the Universidade Federal da Bahia, a master’s degree in international politics from the University of Pennsylvania and an MBA from The Wharton School of Business.

     Carlos José Fadigas de Souza Filho. Mr. Fadigas is currently one of our vice president executive officers, our chief financial officer and director of investor relations. He is also an alternate member of the board of directors of Cetrel and an executive officer of Braskem Participações S.A. He was a member of the board of directors of (i) Copesul, prior to its merger into Ipiranga Petroquímica; (ii) Ipiranga Petroquímica, prior to its merger into Braskem; (iii) Ipiranga Química; (iv) Politeno, prior to its merger into Braskem and (v) Companhia Petroquímica Paulista—CPP, prior to its merger into Paulínia. Prior to joining our company, Mr. Fadigas was the chief financial officer of CNO from 2002 to 2006. Mr. Fadigas held a variety of positions at OPP Química and Trikem from 1993 to 2002, and held a variety of positions at Citibank from 1990 to 1992. Mr. Fadigas holds a bachelor’s degree in business administration from Universidade de Salvador—UNIFACS and an MBA from the Institute for Management Development in Switzerland.

     Luiz de Mendonça. Mr. Mendonça is currently one of our vice president executive officers and head of our Polyolefins Unit. He is also a member of the Board of Directors of Cetrel and the chief executive officer of Braskem Participações S.A. He was a member of the board of directors of (i) Copesul, prior to its merger into Ipiranga Petroquímica; (ii) Paulínia, prior to its merger into Braskem; (iii) Ipiranga Química; (iv) Politeno, prior to its merger into Braskem and (v) Companhia Petroquímica Paulista—CPP, prior to its merger into Paulínia. Mr. Mendonça was an executive officer (Superintendent) of Polialden, and a member of the board of directors of Polialden until our merger with Polialden on May 31, 2006. Mr. Mendonça also worked for 15 years at Rhodia S.A., where he served as general manager of production, supply, finance and marketing, as an officer in the chemical division (Latin America) and as vice president of Rhodia U.S.A. Mr. Mendonça holds a bachelor’s degree in production engineering from Escola Politécnica da Universidade de São Paulo and an MBA degree from INSEAD—France.

     Mauricio Roberto de Carvalho Ferro. Mr. Ferro is currently one of our vice president executive officers and our general counsel. He is also an alternate member of the board of directors of Cetrel and an executive officer of Braskem Participações S.A. He served as a member of the board of directors of (i) Ipiranga Petroquímica, prior to its merger into Braskem and (ii) Copesul, prior to its merger into Ipiranga Petroquímica. He was also the vice president of the board of directors of Politeno prior to our merger with Politeno, an alternate member of the board of directors of Petroflex until the sale of our interest in Petroflex in April 2008, and a member of the board of directors of Polialden until our merger with Polialden. He served as a lawyer at the law firm of Carlos Eduardo Paladini Cardoso in 1989 and as a lawyer at the law firm of Bulhões Pedreira, Bulhões Carvalho e Advogados Associados from 1991 until 1995. Mr. Ferro holds a law degree from the Pontifícia Universidade Católica do Rio de Janeiro and an LL.M. from the University of London and from the London School of Economics.

     Roberto Prisco Paraíso Ramos. Mr. Ramos is currently one of our vice president executive officers and head of business competitiveness. He was also (i) a member of the board of directors of Paulínia and Politeno, until their respective mergers into Braskem and (ii) a member of the board of directors of Petroflex until the sale of our interest in Petroflex in April 2008. Mr. Ramos was a member of the board of directors of Trikem from 2002 to 2005 and served on the board of directors of several companies in the Odebrecht Group. Mr. Ramos holds a bachelor’s degree in mechanical engineering from the Universidade Federal do Rio de Janeiro, a post-graduate degree from the Program for Management Development from Harvard Business School and a master’s degree in finance from the University of Leicester, England.

     Manoel Carnaúba Cortez. Mr. Cortez is currently one of the vice president executive officers of Braskem and is the head of our Basic Petrochemicals Unit. He is also the president of the board of directors of Cetrel. Mr. Cortez served as executive vice president of our Vinyls Unit during 2008, vice president of our Basic Petrochemicals Unit from 2007 to 2008, industrial director of our Basic Petrochemicals Unit from 2004 to 2007 and industrial director of the Vinyls Unit from 2003 to 2004. He is also president of SINPEQ—Syndicate of the Chemical and Petrochemical Products Companies and vice president of COFIC—Committee of Industrial Development. Mr. Cortez holds a bachelor's degree in chemical engineering from Universidade Federal da Bahia, and an MBA from Faculdade Getúlio Vargas—FGV.

     Victor Manuel Martins Pais. Mr. Pais is currently one of the vice president executive officers of Braskem and head of Technology, Innovation, Supply and Quality for our company. He is also a member of the board of directors of Cetrel. Prior to joining our company, Mr. Pais held a variety of positions at Petrobras, including serving as general manager of Supply Chain of the Supply Department from 1999 to 2002, manager of Petrochemical Projects from 2002 to 2004 and general manager of COMPERJ Deployment from 2006 to 2008. Mr. Pais holds a bachelor’s degree in chemical engineering from the Escola Nacional de Química—ENQ from Universidade Federal do Rio de Janeiro—UFRJ.

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

The following table lists the current members of our fiscal council and their alternates:

First Year
of
Name	Appointment
Ismael Campos de Abreu	2003
José Renato Andrade Mendonça (alternate)	2008
Manoel Mota Fonseca	2002
Maria Cláudia Freitas Sampaio (alternate)	2002
Antônio Luiz Vianna de Souza	2009
Marcílio José Ribeiro Júnior (alternate)	2008
Jayme Gomes da Fonseca Junior	2008
Sérgio Garrido de Barros (alternate)	2007
Marcos Antonio Silva Menezes	2005
Sergio José de Barros (alternate)	2005

     The following is a summary of the business experience, areas of expertise and principal outside business interests of the current members of our fiscal council and their alternates.

Members of Fiscal Council

     Ismael Campos de Abreu. Mr. Abreu was elected as a member of our fiscal council as a nominee of Norquisa and Odebrecht. He has served as president of our fiscal council since 2006. Mr. Abreu has been the controller of Odebrecht since 1995, and previously served as manager of the tax consulting division of PricewaterhouseCoopers Auditores Independentes from 1978 to 1985, controller of Corrêa Ribeiro S.A. Comércio e Indústria from 1986 to 1988, manager of the consulting area of Arthur Andersen from 1989 to 1991, and a partner of Performance Auditoria e Consultoria from 1992 to 1995. He was a member of the fiscal council of Petroflex until the sale of our interest in Petroflex in April 2008 and was a member of the fiscal council of Polialden until our merger with Polialden. Mr. Abreu holds a bachelor’s degree in accounting from Fundação Visconde de Cairú, and a post-graduate degree in economic engineering from Centro Interamericano de Desenvolvimento.

     Manoel Mota Fonseca. Mr. Fonseca was elected as a member of our fiscal council as a nominee of Norquisa and Odebrecht. He served as president of our fiscal council in 2003 and 2004. Mr. Fonseca has been a partner of the law firm Mota Fonseca e Advogados since 1990 and previously served as legal and tax counsel of Coopers & Lybrand, KPMG and PricewaterhouseCoopers Auditores Independentes. Mr. Fonseca holds a law degree from the Universidade de São Paulo, and a post-graduate degree in tax law from Fundação Getúlio Vargas.

     Antônio Luiz Vianna de Souza. Mr. Vianna de Souza was elected as a member of our fiscal council as a nominee of Petroquisa. He has served as manager of Financial Planning of Petrobras S.A. since 2004, and held various other positions at Petrobras since 1980. Mr. Vianna holds a bachelor’s degree in Engineering from the Universidade Federal do Rio de Janeiro, a law degree from the Universidade Federal Fluminense, and a degree in economics from the EPGE—Fundação Getúlio Vargas.

     Jayme Gomes da Fonseca Junior. Mr. Fonseca was elected as a member of our fiscal council as a nominee of Norquisa and Odebrecht. He served as an alternate member of our fiscal council in 2007. Currently, he serves as the controller of CNO. He was our controller from 2004 to 2007 and previously served as a financial officer of Odebrecht Empreendimentos Imobiliários S.A. from January 2008 to April 2009, an executive officer of Ipiranga Química from 2007 to 2008, an executive officer of Ipiranga Petroquímica, prior to its merger into Braskem, fiscal manager of OPP Química from 1999 to 2004, fiscal manager of Odebrecht from 1996 to 1999, fiscal manager of CNO from 1993 to 1996, supervisor of Performance Auditoria e Consultoria S.C. from 1991 to 1993 and an assistant of Arthur Andersen S.C. from 1989 to 1991. Mr. Fonseca holds a bachelor’s degree in business administration from UNIFACS—Universidade de Salvador, an IAG Master in finances from PUC—Pontifícia Universidade Católica do Rio de Janeiro, and a MSc in Accounting and Finance from UMIST—University of Manchester Institute of Science.

     Marcos Antonio Silva Menezes. Mr. Menezes was elected as a member of our fiscal council as a nominee of Petroquisa. Mr. Menezes has been the director of PIFCo since 2003 and chief accountant officer of Petrobras since 1998. He joined Petrobras in 1976 and served as Deputy Superintendent of the former Financial Services—SEFIN from 1995 through 1998. He served as a member of the fiscal council of Companhia de Gás de Minas Gerais—GASMIG, of Companhia de Gás da Bahia—BAHIAGAS and as chairman of the fiscal council of the pension fund of Petrobras (Fundação Petrobras de Seguridade Social Petros), or PETROS. Mr. Menezes has been chairman of the fiscal council of Instituto Brasileiro de Petróleo e Gás since 1998, and a member of the fiscal council of Organização Nacional das Indústras de Petróleo—ONIP since 1999. He is also a member of the Associação Nacional dos Executivos de Finanças, Administração e Contabilidade—ANEFAC and the Auditing and Accounting Rules Commission—CANC of Associação Brasileira das Companhias Abertas—ABRASCA and its Auditing and Accounting Rules Commission—CANC. Mr. Menezes holds bachelor’s degrees in accounting and in business management from Faculdade Moraes Júnior in Rio de Janeiro, a post-graduate degree in financial management from Fundação Getúlio Vargas, and completed an advanced management program—PGA at Fundação Dom Cabral/INSEAD— França.

Alternate Members of Fiscal Council

     José Renato Andrade Mendonça. Mr. Mendonça was elected as an alternate member of our fiscal council as a nominee of Odebrecht. Mr. Mendonça has been the managing partner of Performance Auditoria e Consultoria Empresarial S/S since 1992, and worked for 17 years at Arthur Andersen S.C. Mr. Mendonça is the Director of the American Chamber of Commerce Brazil and Director of the Bahia Section of IBRACON. Mr. Mendonça holds a bachelor’s degree in business management from Universidade Federal da Bahia, in accounting sciences from Fundação Visconde de Cairú and has a specialization degree in Controllership from UNIFACS—Salvador.

     Maria Cláudia Freitas Sampaio. Mrs. Sampaio was elected as an alternate member of our fiscal council as a nominee of Norquisa. Mrs. Sampaio has been a lawyer at the law firm Mota Fonseca e Advogados since 2001. Mrs. Sampaio served as a member of the fiscal council of Norquisa from 2003 to 2005. Previously, she served as an auditor of PricewaterhouseCoopers Auditores Independentes from 1990 to 1993 and she served as fiscal manager in Performance Consultoria Tributária e Empresarial Ltda. from 1994 to 1998. Mrs. Sampaio holds a law degree and a bachelor’s degree in business administration from the Universidade Católica de Salvador.

     Marcílio José Ribeiro Júnior. Mr. Júnior was elected as an alternate member of our fiscal council as a nominee of Petroquisa. He joined Petrobras in 2006 as an accountant in the financial governance area. Previously, he served as an accountant at Terminal Garagem Menezes Côrtes S.A. from 1998 through 2001, as accounting manager at ALTM S.A. Tecnologia e Serviços de Manutenção from 2001 to 2002, as accountant at Gás e Participações Ltda. (GASPART) from 2002 to 2004, as accounting manager at Starfish Oil and Gas S.A. from 2004 to 2005 and as controller at Queiroz, Galvão, Óleo e Gás S.A. from 2005 to 2006. Mr. Júnior holds a bachelor’s degree in accounting from the Universidade Federal do Rio de Janeiro and has a post-graduate degree in economics and financial engineering from the Universidade Federal Fluminense.

     Sergio Garrido de Barros. Mr. Barros was elected an alternate member of our fiscal council as a nominee of Norquisa and Odebrecht. Mr. Barros has been an accounting and fiscal manager of CNO since 2005. Previously, he served as a senior auditor manager of PricewaterhouseCoopers Auditores Independentes from 1993 to 2004. Mr. Barros holds a bachelor’s degree in accounting from Universidade Católica de Salvador.

     Sergio José de Barros. Mr. Barros was elected as a member of our fiscal council as a nominee of Petroquisa. Mr. Barros has been the accounting manager of international businesses of Petrobras since 2005, and served as the financial businesses manager of Petrobras from 2002 through 2005. Prior to 2002, he served in various capacities in the finance and accounting areas of Petrobras since 1993. He has been a member of the fiscal council of Petrobras Gás S.A.—GASPETRO. He also served as member of the Fiscal Council of Companhia de Gás do Ceará—CEGÁS in 2003 and 2004, Gás de Alagoas—ALGÁS in 2005, and Sergipe Gás—SERGÁS in 2005. He also served as a supervisor at KPMG—Peat Marwick—Auditores Independentes and at Boucinhas, Campos e Claro Auditores Independentes. Mr. Barros holds bachelor’s degrees in accounting and law, a post-graduate degree in business management from the Universidade Federal do Rio de Janeiro—UFRJ, and an MBA from IBMEC.

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

Compensation and Benefits

     The aggregate compensation paid by us to all members of our board of directors, board of executive officers and our fiscal council for services in all capacities was approximately R$26.5 million in 2008. On April 15, 2009, our shareholders (acting in the annual general meeting) established the following compensation for the year 2009:

  board of executive officers: an aggregate limit of R$25.5 million; and
  fiscal council: an aggregate limit of R$476,640.

We compensate our alternate directors for each meeting of our board of directors that they attend. We compensate alternate members of our fiscal council for each meeting of our fiscal council that they attend.

     Our executive officers receive the same benefits generally provided to our employees, such as medical (including dental) assistance, private pension plan and meal vouchers. Like our employees, our executive officers also receive a yearly bonus equal to one-month’s salary (known as the “thirteenth” (monthly) salary in Brazil), an additional one-third of one-month’s salary for vacation, and contributions of 8.0% of their salary into a defined contribution pension fund known as the Guarantee Fund for Time of Service (Fundo de Garantia por Tempo de Serviço). Members of our board of directors and fiscal council are not entitled to these benefits. We made contributions into the Guarantee Fund for Time of Service for our executive officers in an aggregate amount of R$0.8 million during the year ended December 31, 2008.

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

     Each year we will determine the unit value of the investment units applicable from April 1 of that year until March 31 of the following year calculated as the average closing price in reais of our class A preferred shares on the BM&FBOVESPA from October 1 of the preceding year through March 31 of the year in which the unit price is established. Following the fifth anniversary of the date on which any business partner first acquires investment units, we will redeem up to 20% of the investment units held by that business partner at the then-established unit price upon the request of that business partner made within 120 days following the delivery of an annual statement from us with respect to the investment units held by that business partner. After the first redemption, we will redeem up to 10% per year of the investment units held by that business partner at the then-established unit price upon the request of that business partner made in subsequent years. We will redeem any gamma unit at the then-established unit price upon the request of the holder made within 60 days following the issuance of that gamma unit. Any gamma unit not so redeemed will automatically convert into an alpha unit.

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

     Our board of directors adopted an annual program for the 2007 fiscal year. Under this annual plan, certain executive officers were entitled to purchase up to an aggregate of 430,180 investment units and to receive up to an additional 430,180 investment units. Our board of directors also adopted an annual program for the 2008 fiscal year. Under this annual plan, certain executive officers were entitled to purchase up to an aggregate of 360,384 investment units and to receive up to an additional 360,384 investment units. The annual program for the 2009 fiscal year has not been determined by our board of directors.

Corporate Governance Practices

     The significant differences between our corporate governance practices and the standards of the NYSE are described in “Item 16G. Corporate Governance.”

Employees

The following table sets forth the number of our employees by main category of activity and location.

		At December 31,
Main Category of Activity	2008(1)	2007(2)	2006(3)
Coordinators and operators	1,954	1,970	1,653
Engineers and other professionals	1,002	947	768
Administrative and support	458	488	281
Technicians	626	610	289
Maintenance	549	556	284
Managers and directors	213	212	219
Total	4,802	4,783	3,494

(1)	At December 31, 2008, 1,926 employees worked in the State of Bahia, 1,761 employees worked in the State of Rio Grande do Sul, 596 employees worked in the State of São Paulo, 462 employees worked in the State of Alagoas and 57 employees worked in other states in Brazil or abroad.

(2)	At December 31, 2007, 2,007 employees worked in the State of Bahia, 1,803 employees worked in the State of Rio Grande do Sul, 484 employees worked in the State of São Paulo, 472 employees worked in the State of Alagoas and 17 employees worked in other states in Brazil or abroad.

(3)	At December 31, 2006, 2,171 employees worked in the State of Bahia, 430 employees worked in the State of Rio Grande do Sul, 455 employees worked in the State of São Paulo, 423 employees worked in the State of Alagoas and 15 employees worked in other states in Brazil or abroad.

We do not employ a material number of temporary employees.

     In Brazil, both employees and employers have the right to organize unions. Employees belonging to a specific “professional category” and employers constituting a specific “economic category” may each be represented by a single union in a particular geographic area. Individual unions generally belong to state-wide union federations, which in turn belong to nationwide union confederations. We are a member of the Petrochemicals and Synthetic Resins Industries Union of the States of Bahia, Alagoas and Rio Grande do Sul, and our employees belong to the Petrochemicals Industries Workers’ Unions in each of these states. Approximately 1,600 of our non-management employees were union members at December 31, 2008. We believe that we have good ongoing relations with our employees and their unions. We have not experienced a strike since OPP Química was privatized in 1992 and Trikem was privatized in 1995. The current collective bargaining agreements with our unions have one-year to two year terms and are subject to annual renegotiation. We have traditionally applied the terms of bargaining agreements entered into with the unions equally to unionized and non-unionized employees.

     We have adopted and applied a personnel management philosophy which emphasizes a performance related pay structure and a decentralized management structure. Employees in each of our business units participate in setting and achieving their business unit’s annual objectives. As a result, employees in those business units that meet or exceed their goals share in our financial performance through performance-based employee compensation plans. During 2008, we recorded an expense of R$100.6 million related to this program with respect to approximately 5,000 employees, including our executive officers. The members of our board of directors do not participate in this program.

     We seek to recruit top graduates from Brazilian technical schools and universities to work at each of our plants and offer career development training to employees to develop skills necessary to operate an internationally competitive, vertically integrated petrochemical company. We have invested in a series of training courses for our operating, laboratory and maintenance personnel through agreements with technical training organizations. During 2008, our total investment in education and training amounted to R$9.0 million for approximately 322,500 hours of training, representing an average of 67.2 hours per employee.

     We tailor career development programs to each employee’s individual needs and abilities. We established this program with our own resources and technology, and it has become a Brazilian benchmark in human resources practices. In 2008, 37.1% of our employees received salary increases as a result of their participation in our career development programs.

     Our employees and their dependents receive medical and dental assistance through a network of accredited doctors. We pay most of the costs for these services, with a small portion being paid by our employees. A small monthly fee is also charged to our employees to pay for more costly medical services. In 2008, we spent R$24.5 million on this assistance.

     The majority of our employees participate in the Odebrecht Pension Plan (ODEPREV—Odebrecht Previdência). We pay part of the monthly payments made by our employees to the Odebrecht Pension Plan. This pension fund is a defined contribution plan that pays supplementary pension and retirement amounts in amount to those paid by the Brazilian government’s pension system and is intended to provide its members with income on retirement. In 2008, we paid R$9.8 million into this fund.

     We also make contributions to PETROS under retirement and defined benefit pension plans that we assumed as a result of the acquisition of control of Copesul. Copesul closed these plans to new participants on January 1, 1995. In 2008, the rate of the contribution of employees participating in this plan was 12.93% of their total pay. In 2008, we made contributions of R$6.2 million to these plans.

     On May 2003, Copesul approved and implemented a supplementary private pension plan named COPESULPREV. COPESULPREV is a closed defined-contribution plan intended to cover those employees not included in the PETROS plan. The obligations of Copesul under the COPESULPREV plan were assumed by Braskem as a result of the merger of Copesul into Ipiranga Petroquímica and the subsequent merger of Ipiranga Petroquímica into Braskem. COPESULPREV is independently managed by PETROS, with no links to any other pension plan managed by PETROS, pursuant to the provisions of Complementary Law 109/2001. In 2008, we made contributions of R$1.6 million to COPESULPREV.

     Ipiranga Petroquímica and Ipiranga Química sponsor Fundação Francisco Martins Bastos Pension Plan, or FMBB, a defined benefit closed supplementary private pension entity, designed to manage and execute pension benefit plans for the benefit of the employees of Ipiranga Petroquímica and Ipiranga Química. The obligations of Ipiranga Petroquímica under the FFMB plan were assumed by Braskem as a result of the merger of Ipiranga Petroquímica into Braskem. In 2008, Ipiranga Petroquímica and Ipiranga Química made contributions of R$1.6 million to this fund.

     Prior to July 2005, we paid part of the monthly payments made by our employees to two additional private pension funds: PETROS and PREVINOR (PREVINOR—Associação de Previdência Privada), or PREVINOR. The PETROS plan was a defined benefit plan and the PREVINOR pension plan was a defined contribution plan. In June 2005, we announced that we intended to withdraw as a sponsor of the PREVINOR pension plan and the PETROS plan effective June 30, 2005. The calculation of mathematical reserves of participants in the PETROS plan was completed in November 2006 and submitted in that month to the Secretariat for Complementary Pensions, a Social Security Ministry department in charge of regulating and inspecting private pension plans. Our withdrawal was approved by the Secretariat for Complimentary Pension on April 29, 2009 as a sponsor of this plan without any additional payment by our company. The reserve computations with respect to the PREVINOR pension plan have been completed and the entity has a surplus; as a result, no contributions by our company are required. The sponsorship withdrawal was approved by the Secretariat for Complementary Pensions and the commitments to the plan participants were settled in 2007. See note 29(a) to our consolidated financial statements.

     Prior to January 2007, Politeno was the sponsor of a defined contribution plan managed by PREVINOR. In December 2006, Politeno advised PREVINOR of its intention to withdraw from the plan effective at the end of December 2006. The calculation of mathematical reserves of participants to be refunded to plan was completed and submitted to the Secretariat for Complementary Pensions for approval in February 2008. This plan is fully funded and no additional disbursements by Braskem will be required.

Share Ownership of Directors and Officers

     The total number of shares owned by members of Braskem’s board of directors and executive officers as of July 7, 2009 represents less than 0.1% of Braskem’s share capital. Under our by-laws, each of our directors must also be a shareholder of our company. Accordingly, if a person is appointed to our board of directors and is not one of our shareholders at the time, the shareholder that designated such person to be one of our directors (in accordance with the terms of the relevant shareholders agreement) generally transfers one share to the newly appointed director at no cost. All other shares owned by our directors were purchased at market prices through the BM&FBOVESPA. As of the date hereof, none of our executive officers owns any of our shares.

ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

Major Shareholders

     At July 7, 2009, our issued and outstanding capital consisted of 190,462,446 common shares, 329,871,890 class A preferred shares and 593,818 class B preferred shares.

     At July 7, 2009, we had approximately 20,100 shareholders, including one U.S. resident holder of our common shares, approximately 152 U.S. resident holders of our class A preferred shares (including The Bank of New York Mellon, as depositary) and no U.S. resident holders of our class B preferred shares. At July 7, 2009, there were 478,100 common shares, 21,897,554 class A preferred shares (including class A preferred shares represented by ADSs), and no class B preferred shares held by U.S. resident holders.

     The following table sets forth information concerning the ownership of our common shares and class A preferred shares at July 7, 2009, by each person whom we know to be the owner of more than 5.0% of our common shares and our class A preferred shares, and by all of our directors and executive officers as a group. Our principal shareholders have the same voting rights with respect to each class of our shares that they own as other holders of shares of that class.

			Class A Preferred
	Common Shares		Shares		Total
	Number of		Number of		Number of
	Shares	%	shares	%	shares	%
Odebrecht (1)	118,691,670	62.3	80,697,920	24.5	199,389,590	38.3
Petroquisa	59,014,254	31.0	72,966,174	22.1	131,980,428	25.3
BNDESPAR	—	—	26,495,825	8.0	26,495,825	5.1
All directors, fiscal council
members, their alternates and
executive officers as a group
(38 persons)	9	*	89,257	*	89,266	*
* less than 1%

(1)	Represents ownership of 89,052,471 common shares owned by Odebrecht, 29,639,199 common shares owned by Norquisa (a wholly-owned subsidiary of Odebrecht), one class A preferred share owned by Odebrecht, 78,512,673 class A preferred shares owned by Odebrecht’s indirect subsidiary Belgravia Empreendimentos Imobiliarios S.A., or Belgravia, and 2,185,246 class A preferred shares owned by Norquisa.

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

     On May 30, 2008, our subsidiary Braskem Participações S.A. transferred the shares of Braskem’s share capital that it owned to Braskem.

     On January 3, 2009, Odebrecht’s subsidiary, Odebrecht Investimentos em Infra-Estrutura Ltda., transferred 20,685,872 class A preferred shares to Odebrecht’s indirect subsidiary Belgravia.

     On May 5, 2009, we issued an aggregate of 13,387,157 class A preferred shares in connection with the merger of Triunfo with and into our company, including 11,299,254 class A preferred shares that were issued to Petroquisa. As a result, the direct and indirect ownership of Odebrecht in our company was reduced to 24.5% of our class A preferred shares and 38.3% of our total share capital, and the ownership of Petroquisa in our company increased to 22.1% of our class A preferred shares and 25.3% of our total share capital.

Shareholders Agreements Petrobras Shareholders’ Agreement

     On May 30, 2008, Petrobras, Petroquisa, Odebrecht and Norquisa, with Braskem as intervening party, entered into the Petrobras Shareholders’ Agreement, which has a term of 25 years. The Petrobras Shareholders’ Agreement superseded the Ipiranga Memorandum of Understanding and the Memorandum of Understanding regarding Shareholders Agreement that formerly governed the relationship between Odebrecht and Petroquisa regarding our shares,

Under the Petrobras Shareholders’ Agreement, Petrobras and Petroquisa:

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

Related Party Transactions

     The following summarizes the material transactions that we have engaged in with our principal shareholders and their affiliates since January 1, 2008.

     We have engaged in extensive transactions with our principal shareholders and their affiliates and expect to do so in the future. We also have commercial relationships with some of our affiliates and, as a result, record trade accounts receivable and current and long-term liabilities mainly from purchases and sales of goods and services at prices and on terms equivalent to the average terms and prices of transactions that we enter into with third parties. In addition, we have entered into financial and other transactions with our principal shareholders and their affiliates, including, among others, as a party to three shareholder’s agreements or memoranda of understandings with shareholders of our company. See “—Major Shareholders—Shareholders Agreements.”

     In connection with the Ipiranga Transaction, we entered into the Purchase Agreement, the Ipiranga Investment Agreement, the Interim Shareholders Agreement and the Ipiranga Memorandum of Understanding with Petrobras and the other parties thereto, and a shareholders agreement with Ultrapar and Petrobras, which we refer to as the RPI shareholders agreement, which gives each of Ultrapar, Petrobras and our company the right to nominate one-third of the directors of RPI. The Ipiranga Memorandum of Understanding has been superseded by the Petrobras Shareholders’ Agreement. See “Item 4. Information on the Company—History and Development of Our Company—Petrobras Transaction.”

     In connection with the Petrobras Transaction, we entered into the Petrobras Investment Agreement and the Petrobras Shareholders’ Agreement with Odebrecht, Petroquisa and the other parties thereto. See “Item 4. Information on the Company—History and Development of Our Company—Petrobras Transaction.”

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

The Odebrecht Group

     In December 2004, we entered into an Alliance Agreement with CNO, the 2004 Alliance Agreement, under which we have appointed CNO as a non-exclusive preferred provider with respect to maintenance services and efficiency enhancement projects at each of our plants. This agreement was unanimously approved by our board of directors. Under this agreement, we are required to request bids from CNO for these services and projects. If CNO is retained for any specific service or project, we will pay CNO its costs related to the service or project plus 15%. We are also required to pay any applicable taxes with respect to such fees. This agreement was formally terminated in December 2008. In December 2008, we entered into a new Alliance Agreement with CNO on substantially similar terms as the 2004 Alliance Agreement. The new Alliance Agreement expires in February 2011. The aggregate amount of services we purchased from CNO under these Alliance Agreements in 2008 was R$205.2 million. We had accounts payable to CNO of R$0.1 million at December 31, 2008.

     On December 2008, we entered into another Alliance Agreement with CNO and Gempro Engenharia S.A. for the construction of a new ethylene plant in the Southern Complex that will produce ethylene using sugar cane ethanol for our use in the production of polyethylene. For more information regarding this project, see “Item 4. Information on the Company—Capital Expenditures—Green Polyethylene Project.”

Petrobras

Merger and Acquisition Transactions with Petrobras

In the first phase of the Petrobras Transaction, on May 30, 2008:

  Petroquisa contributed the following assets to its wholly-owned subsidiary Grust:
  Ø 36.4% of the voting and outstanding share capital of Copesul;

Ø	40.0% of the voting and outstanding share capital of Ipiranga Química; and

Ø	40.0% of the voting and outstanding share capital of Paulínia; and

Braskem, Petroquisa and Grust engaged in an exchange of shares transaction in which an aggregate of 46,903,320 of our common shares and 43,144,662 of our class A preferred shares were issued to Petroquisa in exchange for all of the outstanding share capital of Grust.

For more information about the first phase of the Petrobras Transaction, see “Item 4. Information on the Company—History and Development of Our Company—Petrobras Transaction.”

     On May 5, 2009, the second phase of the Petrobras Transaction was completed with the merger of Triunfo with and into Braskem. Braskem issued an aggregate of 13,387,157 of our class A preferred shares to the shareholders of Triunfo as consideration for their equity interests in Triunfo, including 11,299,254 class A preferred shares that were issued to Petroquisa. For more information about the second phase of the Petrobras Transaction, see “Item 4. Information on the Company—History and Development of Our Company—Other Developments since January 1, 2008—Acquisition of Triunfo.”

Financial Transactions with Petrobras

     In September 2007, EDSP58 entered into an export prepayment credit facility with PIFCo, a wholly-owned subsidiary of Petrobras, under which EDSP58 is permitted to borrow an aggregate principal amount of up to US$323.0 million. In October 2007, EDSP58 borrowed an aggregate of US$312.5 million under this facility to fund a portion of the purchase price of the shares tendered in the Copesul Tender Offer. These loans bear interest at the rate of LIBOR plus 0.35% per annum until the first anniversary of their disbursement and thereafter at the rate of LIBOR plus 0.55% per annum. The principal amount of these loans is payable on or prior to the second anniversary of each disbursement. At December 31, 2008, the outstanding principal amount under this export prepayment credit facility was R$730.4 million.

Commercial Transactions with Petrobras

     In June 1978, we entered into a 10-year renewable contract with Petrobras under which the prices paid by us to Petrobras for naphtha are established based on the Amsterdam-Rotterdam-Antwerp market price and are linked to fluctuations in the real/U.S. dollar exchange rate. This contract was amended and renewed in February 1993 and in February 2003, and was terminated in June 2008. We have substantially completed the negotiation of a new naphtha supply contract with Petrobras that will replace the contract that was terminated in June 2008 as well as the existing naphtha supply contract between our company and Petrobras for the supply of naphtha to our basic petrochemicals plants located in the Southern Complex. We have received, and expect to continue to receive, naphtha from Petrobras under substantially the same terms as the contract that terminated in June 2008, other than terms relating to pricing and volume commitments which will be revised in the new naphtha supply contract. Since March 2009, the price that we have paid for naphtha that we purchase from Petrobras has been based on a variety of factors, including the market prices of a naphtha and a variety of other petroleum derivatives, the volatility of the prices of these products in the international markets, the real/U.S. dollar exchange rate, and the level of paraffinicity of the naphtha that is delivered. These pricing terms have applied to naphtha delivered to our basic petrochemicals plants located in both the Northeastern Complex and the Southern Complex.

     In February 1996, Copesul and Petrobras entered into a 16-year renewable contract with Petrobras under which the prices paid by Copesul to Petrobras for petroleum condensate are established based on the Amsterdam-Rotterdam-Antwerp market price and are linked to fluctuations in the real/U.S. dollar exchange rate. We expect this contract to be superseded by the new naphtha contract that we are negotiating with Petrobras as described above.

     In March 2007, we entered into two five-year propylene supply contract with REFAP, a subsidiary of Petrobras, for the supply of propylene to our plants in the Southern Complex. In addition, we sell condensate and purchase naphtha from REFAP.

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

     We purchased raw materials from Petrobras and its subsidiaries of R$6,350.3 million in 2008 and sold products to Petrobras and its subsidiaries of R$505.1 million during this period. At December 31, 2008, we had accounts payable to Petrobras and its subsidiaries in an aggregate amount of R$1,046.2 million and accounts receivable from Petrobras and its subsidiaries in an aggregate amount of R$84.7 million.

Our Jointly Controlled Companies and Associated Companies

Cetrel

     We own directly 54.2% of the voting and total share capital of Cetrel. We purchase treatment services on market terms from Cetrel for the wastewater and organic residues generated by us in the Northeastern Complex. We recorded purchases from Cetrel of R$22.9 million in 2008. We had accounts payable to Cetrel of R$2.1 million at December 31, 2008.

Borealis Brasil S.A.

     We sell polypropylene and polyethylene to Borealis in which we have a 20.0% interest. We recorded net sales to Borealis of R$157.2 million in 2008. We had accounts receivable from Borealis of R$0.2 million at December 31, 2008.

Other Engepack

     We sell PET from time to time to Engepack Embalagens S.A., or Engepack, a packaging manufacturer. Francisco Teixeira de Sá, the chairman of the board of directors of Engepack, is an alternate member of our board of directors. We recorded net sales to Engepack of R$43.3 million in 2008. Engepack purchases PET from a variety of second generation producers, including our company.

ITEM 8. FINANCIAL INFORMATION

Consolidated Statements and Other Financial Information

Reference is made to Item 19 for a list of all financial statements filed as part of this annual report.

Legal Proceedings Tax Proceedings

     We are engaged in several legal proceedings with Brazilian tax authorities for which we have established provisions in an aggregate amount of R$1,202.5 million at December 31, 2008. In addition, there are currently certain legal proceedings pending in which we are involved for which we have not established provisions. If any of these legal proceedings is decided adversely to us, our results of operations or financial condition could be materially and adversely affected.

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

     In July 2000, OPP Química (which has merged into our company) filed suit in the State of Rio Grande do Sul requesting the acknowledgement of IPI tax credits for its purchases of raw materials from our company and Copesul. The amount of credits claimed by OPP Química comprised the book value of those raw materials plus monetary adjustments. In December 2002, the Brazilian Federal Supreme Court held that OPP Química was entitled to IPI tax credits in an aggregate amount of R$1,030.1 million, including R$367.9 million attributable to monetary adjustments, for the 10-year period preceding the filing of the suit, calculated based on the price of the raw materials purchased during this period, plus monetary adjustments based on official indices.

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

     In December 2007, the First Panel of the Brazilian Federal Supreme Court agreed to hear the special appeal. This decision was published in March 2009 and does not clearly identify the subject matter to be reviewed in the special appeal. Based on the opinions rendered by a majority of the justices sitting on the First Panel, we believe that the only matters to be heard in the special appeal will be those raised by the Brazilian government in the special appeal, as described in the preceding paragraph, and that the court will not revisit the validity of IPI tax credits.

     In April 2009, we filed a motion for clarification regarding the subject matter to be reviewed in the special appeal. We believe that the First Panel will grant this motion and clarify that a judgment on the special appeal will only address the matters raised by the Brazilian government in the special appeal. Despite the possibility of the Brazilian Federal Supreme Court’s review of the merits of its former decision and its ruling against us, we believe that the December 2002 decision should nonetheless be given res judicata (i.e., final and binding) effect.

     However, there may be a risk of changes in the previous decision of the Brazilian Federal Supreme Court as a result of the special appeal, because, among other factors, the Brazilian Federal Supreme Court has revisited this matter on the merits in a similar lawsuit lodged by another taxpayer. We recognized IPI tax credits in an aggregate amount of R$1,030.1 million in December 2002. At December 31, 2008, we have used the full amount of the R$1,030.1 million IPI tax credit to offset IPI and other federal tax obligations.

     In September 2006, the Brazilian federal tax authorities issued four tax deficiency notices to us, claiming that we owe approximately R$1,100.0 million representing IPI taxes that we offset with OPP Química’s IPI tax credits, including penalties and interest. The Brazilian government issued two of the deficiency notices, in an aggregate amount of R$308.6 million solely to avoid forfeiting their claims due to the expiration of the statute of limitations; as a result, no penalties may be claimed on these amounts. The other two tax deficiency notices, in an aggregate amount of R$791.4 million, allege that we are not allowed to recognize these IPI tax credits. In addition, during 2007 the Federal Revenue Office rejected approximately 200 applications made by our company to offset the IPI tax credits that we did not offset against IPI taxes against other federal taxes payable by our company.

     The tax credits used by us (relating to both the 10-year period preceding the filing of our suit and the subsequent period during which we have relied on the favorable ruling of the Brazilian Federal Supreme Court in December 2002, and as adjusted by applying the SELIC rate through December 31, 2008) amount to R$2,682.2 million at December 31, 2008. The various collection proceedings referred to above have claimed R$2,423.2 million (which includes interest) as of December 31, 2008, plus fines in the aggregate amount of R$783.4 million.

     We are contesting the tax deficiency notices and the rejection of these applications in administrative tax proceedings. In October 2008, the administrative appellate tribunal, or the Taxpayers Council, ruled against our company in our disputes of some of these tax deficiency notices and rejections. Many of these decisions have not yet been published, and we do not believe that the few decisions that have been published clearly state the basis for the rejection of our challenges. Consequently, we have filed motions for clarification with respect to the published decisions. Upon publication of the remaining decisions of the Taxpayers Council, we intend to appeal these decisions. If we fail to prevail in our administrative appeal, we intend to challenge the decisions in these administrative proceedings at the judicial level.

     The outcome of these disputes as they relate to the validity of IPI tax credits depends on the final decision of the Brazilian Federal Supreme Court in the special appeal described above. The remainder of these disputes relate to the validity of fines imposed on our company for using the IPI credits. We believe that such fines are not payable because we relied upon a judicial decision in the recognition of the tax credits. We believe that it is probable that we will prevail in our disputes regarding the imposition of fines by the Brazilian federal tax authorities, as our decision to offset IPI tax credits against our IPI and other federal tax obligations was supported by a final decision of the Brazilian Federal Supreme Court.

     We have a similar suit pending on behalf of OPP Química (which has merged into our company) in federal court in the State of São Paulo, and two similar suits on behalf of Trikem (which has merged into our company) in federal courts in the States of São Paulo and Alagoas. In these cases, we obtained preliminary injunctions that allowed these companies to use these credits to offset other IPI tax obligations. These suits remain pending. We have used R$120.5 million through December 31, 2008 of Trikem’s and OPP Químicas’ IPI tax credits to offset our IPI and other federal tax obligations and have recorded a provision in the amount of R$245.8 million at December 31, 2008. We have not recognized any assets or gains in relation to these claims.

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

     For further information on our accounting treatment of these IPI credits, see notes 9 and 17(ii) to our consolidated financial statements.

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

     In one of these suits, the Regional Federal Court ruled against OPP Química (which has merged into our company), holding that it does not have the right to IPI export credits. OPP Química’s appeals before the Superior Court of Justice and the Brazilian Federal Supreme Court remain pending. Although our other suits also are pending, the Brazilian tax authorities have issued deficiency notices against us (1) attempting to collect amounts offset using these IPI export credits and (2) asserting their right to do so before the expiration of the applicable statute of limitations. We filed administrative appeals in respect of these deficiency notices, but we received unfavorable decisions in each of these appeals. We have appealed each of these unfavorable decisions to the taxpayers’ council (an administrative appeal board). However, based on recent Brazilian Federal Supreme Court and other jurisprudence holding that the sub-delegation by the Ministry of Finance of the authority to regulate IPI export credits under Decree Law No. 1,742/79 was unconstitutional and that recognized the right to offset IPI export credits as provided under Decree Law No. 491/96, we believe that it is reasonably possible that we will prevail in all of these judicial and administrative proceedings. Despite the issuance of Resolution No. 71 by the Federal Senate on December 27, 2005, which confirmed the unconstitutionality of this sub-delegation and ratified the validity of IPI export credits, the Superior Court of Justice, in an appeal made by another taxpayer seeking recognition of that taxpayers’ entitlement to use such tax benefit, upheld its rejection to such prospective use and affirmed that the tax benefit expired in 1990. When the Superior Court of Justice completes its judgment, the Brazilian Federal Supreme Court will revisit the right to use those tax credits after 1990, based on application of Temporary Constitutional Provisions Act (ADCT) 41. We have used a portion of these credits to offset IPI and other federal taxes in the amount of R$381.8 million through December 31, 2008 and recorded a provision in the amount of R$731.1 million at December 31, 2008 because these suits remain pending. For further information on our accounting treatment of these IPI credits, see note 17(i) to our consolidated financial statements.

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

     We lost one of these suits in federal trial court and appealed this decision, which appeal remains pending. Although our three other suits also remain pending in federal court, the Brazilian tax authorities have issued deficiency notices against us attempting to collect amounts offset using these credits, asserting their right to do so before the expiration of the applicable statute of limitations. We appealed the issuance of these deficiency notices to the taxpayers’ council. We believe that it is reasonably possible for us to prevail in all of these judicial and administrative proceedings. We have used R$31.9 million through December 31, 2008 of these credits to offset IPI taxes and recorded a provision in the amount of R$44.9 million at December 31, 2008 because these suits remain pending.

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

     On these grounds, we filed suit challenging the constitutionality of the CSLL. We received a final decision in our favor in 1992. However, in 1993, Brazilian tax authorities filed a rescission action (ação rescisória) against us in relation to all but one of these cases seeking to overrule this decision on the basis of a ruling by the Brazilian Federal Supreme Court in an unrelated case that recognized the constitutionality of the CSLL. The Brazilian tax authorities prevailed in their rescission action both in the first instance and on appeal. We filed further appeals in respect of this decision with the Superior Court of Justice and the Brazilian Federal Supreme Court, which appeals remain pending. The Brazilian Superior Court of Justice (Superior Tribunal de Justiça) issued a ruling in a case of another unrelated taxpayer dismissing one of the arguments that has been used by the Brazilian tax authorities in the rescission action. This decision should strengthen the arguments that we have used in our cases. In the remaining case, we believe that it is reasonably possible that the final decision in our favor will remain in effect.

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

     If CSLL is charged retroactively, then our total estimated exposure at December 31, 2008 would be R$835.4 million, including interest. This amount does not include approximately R$242.0 million in penalties at December 31, 2008, which we believe are not payable because we relied upon a judicial decision in not paying CSLL. We believe that there is a possibility that we will be required to pay related interest and a remote possibility that we will be required to pay fines as a result of this tax litigation.

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

Other Tax Proceedings

     We and our affiliates are involved in several other judicial and administrative proceedings regarding withholding taxes, corporate income taxes (Imposto de Renda da Pessoa Jurídica), the ICMS, the tax on financial transactions (Imposto Sobre Operações Financeiras), monetary adjustments, the PIS, compulsory loans to Eletrobrás and other issues related to tax matters. Some of these disputes involve substantial amounts.

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

Employment and Occupational Health and Safety Proceedings

     At December 31, 2008, we were involved in approximately 1,300 employment and occupational health and safety proceedings as to which the total amount claimed was approximately R$223.3 million. We have deposited R$6.2 million of this amount in court and have established a provision for these claims in an aggregate amount of R$17.5 million at December 31, 2008. We do not believe that these proceedings will have a material adverse effect on our business, financial condition or operations.

Other Proceedings

     At December 31, 2008, we were a defendant in two civil suits filed by a former caustic soda distributor, its controlling shareholder and a former transporter for breach of a caustic soda distribution agreement. The damages claimed in these suits totaled R$28.6 million at December 31, 2008 (monetarily adjusted). These suits are pending. We believe that we will possibly prevail in these suits.

     We are parties to certain proceedings brought by some preferred shareholders of Braskem, Polialden and Politeno which we do not believe will have a material adverse effect on our business, financial condition or results of operations.

Dividends and Dividend Policy Payment of Dividends

     Our dividend distribution policy has historically included the distribution of periodic dividends, based on annual balance sheets approved by our board of directors. When we pay dividends on an annual basis, they are declared at our annual shareholders’ meeting, which we are required by the Brazilian Corporation Law and our by-laws to hold by April 30 of each year. When we declare dividends, we are generally required to pay them within 60 days of declaring them unless the shareholders’ resolution establishes another payment date. In any event, if we declare dividends, we must pay them by the end of the fiscal year for which they are declared. Under Article 9 of Law 9,249/95 and our by-laws, we also may pay interest attributable to shareholders’ equity as an alternative form of dividends upon approval of our board of directors. For a more detailed description of interest attributable to shareholders’ equity, see “—Payment of Dividends and Interest Attributable to Shareholders’ Equity—Interest Attributable to Shareholders’ Equity.”

     The following table sets forth the dividends and/or interest attributable to shareholders’ equity paid to holders of our common shares, class A preferred shares and class B preferred shares since January 1, 2004 in reais and in U.S. dollars translated from reais at the commercial market selling rate in effect as of the payment date.

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
  an unrealized income reserve described under “—Mandatory Distributions” below; and
  a tax incentive investment reserve, included in our capital reserve accounts, in the amount of the reduction in our income tax obligations due to government tax incentive programs. See note 21(c) to our audited consolidated financial statements.

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

Legal Reserve Account

     Under the Brazilian Corporation Law and our by-laws, we must allocate 5% of our net profits for each fiscal year to our legal reserve until the aggregate amount of our legal reserve equals 20% of our paid-in capital. However, we are not required to make any allocations to our legal reserve in a fiscal year in which our legal reserve, when added to our other reserves, exceeds 30% of our shareholders’ equity. At December 31, 2008, we had a balance of zero in our legal reserve account.

Capital Reserve Accounts

     Under the Brazilian Corporation Law, we are also permitted to record a capital reserve that may be used only (1) to absorb losses which exceed retained earning and profit reserves as defined in the Brazilian Corporation Law, and (2) to redeem or repurchase share capital and/or participation certificates, (3) to increase our capital, or (4) if specified in our by-laws (which currently do not so specify), to pay preferred share dividends. Amounts allocated to our capital reserves are unavailable for the payment of distributions and are not taken into consideration for purposes of determining the mandatory distributable amount. At December 31, 2008, we had a balance of R$396.1 million in our capital reserve accounts.

Dividend Preference of Preferred Shares

     Under our by-laws, our preferred shareholders are entitled to a minimum annual non-cumulative preferential dividend, or the Minimum Preferred Dividend, equal to 6% of their pro rata share of our capital before dividends may be paid to our common shareholders. Distributions of dividends in any year are made:

  first, to the holders of preferred shares, up to the amount of the Minimum Preferred Dividend for such year;
  then, to the holders of common shares, until the amount distributed in respect of each common share is equal to the amount distributed in respect of each preferred share; and
  thereafter, to the holders of our common shares and our class A preferred shares on a pro rata basis.

     Our class B preferred shareholders are not entitled to receive any additional dividend amounts after they have received the preferential dividend. If the Minimum Preferred Dividend is not paid for a period of three years, holders of preferred shares will be entitled to full voting rights.

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

     Under our 11.75% Notes due 2014, we may not pay dividends in excess of two times the minimum dividends or interest attributable to shareholders’ equity payable under our by-laws or under applicable Brazilian law.

     The Brazilian Corporation Law permits us to suspend the mandatory distribution if our board of directors reports to our annual shareholders’ meeting that the distribution would be incompatible with our financial condition at that time. Our fiscal council must approve any suspension of the mandatory distribution. In addition, our management must report the reasons of any suspension of the mandatory distribution to the CVM. We must allocate net profits not distributed by our company as a result of a suspension to a special reserve and, if not absorbed by subsequent losses, we must distribute these amounts as soon as our financial condition permits. In case our profits reserves, as defined in the Brazilian Corporation Law, exceed our share capital, the excess must be credited to shareholders’ equity or used for the payment of distributions.

Payment of Dividends and Interest Attributable to Shareholders’ Equity

     We may pay the mandatory distributable amount as dividends or as interest attributable to shareholders’ equity, which is similar to a dividend but is deductible in calculating our income tax obligations.

     Because our shares are issued in book-entry form, dividends with respect to any share are automatically credited to the account holding such share. Shareholders who are not residents of Brazil must register with the Brazilian Central Bank in order for dividends, sales proceeds or other amounts with respect to their shares to be eligible to be remitted outside of Brazil.

     The preferred shares underlying the ADSs are held in Brazil by Banco Itaú S.A., as agent for the depositary, which has registered with the Brazilian Central Bank as the registered owner of our shares. Payments of cash dividends and distributions, if any, will be made in Brazilian currency to Banco Itaú S.A., or the Custodian, as custodian for our preferred shares represented by the ADSs, on behalf of the depositary. The Custodian will then convert such proceeds into dollars and will cause such dollars to be delivered to the depositary for distribution to holders of ADSs. As with other types of remittances from Brazil, the Brazilian government may impose temporary restrictions on remittances to foreign investors of the proceeds of their investments in Brazil, as it did for approximately six months in 1989 and early 1999, and on the conversion of Brazilian currency into foreign currencies, which could hinder or prevent the depositary from converting dividends into U.S. dollars and remitting these U.S. dollars abroad. See “Item 3. Key Information—Risk Factors—Risks Relating to Our Class A Preferred Shares and the ADSs.”

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

Interest Attributable to Shareholders’ Equity

     Brazilian companies, including our company, are permitted to pay interest attributable to shareholders’ equity as an alternative form of payment of dividends to our shareholders. These payments may be deducted when calculating Brazilian income tax and social contribution tax. The interest rate applied to these distributions generally cannot exceed the TJLP for the applicable period. The amount of interest paid that we can deduct for tax purposes cannot exceed the greater of:

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

Significant Changes

     Other than as disclosed in this annual report, no significant change has occurred since the date of the audited consolidated financial statements included in this annual report.

ITEM 9. THE OFFER AND LISTING Markets for Our Equity Securities

     The principal trading market for our common shares, class A preferred shares and class B preferred shares is the BM&FBOVESPA, where they are traded under the symbols “BRKM3”, “BRKM5”, and “BRKM6”, respectively. Our common shares and class A preferred shares began trading on the BM&FBOVESPA on November 11, 1980, and our class B preferred shares began trading on the BM&FBOVESPA on August 19, 1983.

     On December 21, 1998, ADSs representing our class A preferred shares began trading on the NYSE under the symbol “BAK”. On December 31, 2008, there were 8,888,727 ADSs outstanding, representing 17,777,454 class A preferred shares, or 5.6% of our outstanding class A preferred shares. Each ADS represents two class A preferred shares.

     On October 8, 2003, we listed our class A preferred shares on the LATIBEX, a stock market for Latin American issuers that is quoted in euros on the Madrid Stock Exchange, under the symbol “XBRK.” Our class A preferred shares are traded on the LATIBEX in lots of one share.

Price History of Our Class A Preferred Shares and the ADSs

     The tables below set forth the high and low closing sales prices and the approximate average daily trading volume for our class A preferred shares on the BM&FBOVESPA and the high and low closing sales prices and the approximate average daily trading volume for the ADSs on the NYSE for the periods indicated.

	BM&FBOVESPA		New York Stock Exchange
	Closing Price per
	Class A Preferred Share		Closing Price per ADS
	High	Low	High	Low
	(in reais)		(in U.S. dollars)
2004	31.68	9.36	25.48	6.18
2005	31.84	16.16	25.82	14.57
2006	18.95	9.97	18.24	9.15
2007	18.19	12.34	19.27	11.56
2008	15.19	5.41	18.5	4.60

	BM&FBOVESPA		New York Stock Exchange
	Closing Price per
	Class A Preferred Share		Closing Price per ADS
	High	Low	High	Low
	(in reais)		(in U.S. dollars)
2007
First Quarter	15.55	12.34	15.04	11.56
Second Quarter	17.22	14.44	17.59	14.14
Third Quarter	18.19	15.15	19.27	15.10
Fourth Quarter	17.24	13.42	19.11	14.55
2008
First Quarter	15.19	11.76	18.05	13.76
Second Quarter	15.14	12.71	18.03	15.49
Third Quarter	13.92	9.21	17.76	9.69
Fourth Quarter	10.21	5.41	10.59	4.60
2009
First Quarter	6.30	4.41	5.70	3.74
Second Quarter	8.30	4.93	8.11	4.35
Most Recent Six Months
January 2009	6.30	5.62	5.70	4.87
February 2009	6.10	5.38	5.46	4.30
March 2009	5.17	4.41	4.60	3.74
April 2009	6.17	4.93	5.67	4.35
May 2009	8.30	6.66	8.11	5.83
June 2009	7.51	6.72	7.75	6.67
July 2009 (1)	7.18	7.07	7.44	7.18

(1) Through July 7, 2009. Source: Economática Ltda./ Bloomberg On July 7, 2009, the closing sales price of:

  our class A preferred shares on the BM&FBOVESPA was R$7.12 per share;
  our class A preferred shares on the LATIBEX was €2.61 per share; and
  the ADSs on the NYSE was US$7.18 per ADS.

Regulation of Brazilian Securities Markets

     The Brazilian securities markets are regulated by the CVM, which has regulatory authority over the stock exchanges and the securities markets generally, the National Monetary Council and the Central Bank, which has, among other powers, licensing authority over brokerage firms and which regulates foreign investment and foreign exchange transactions. The Brazilian securities markets are governed by (1) Law No. 6,385, as amended and supplemented, which is the principal law governing the Brazilian securities markets and which we refer to as the Brazilian Securities Law; (2) the Brazilian Corporation Law; and (3) the regulations issued by the CVM, the National Monetary Council and the Central Bank.

     These laws and regulations provide for, among other things, disclosure requirements applicable to issuers of publicly traded securities, restrictions on insider trading and price manipulation (violations of which could lead to criminal sanctions under the Brazilian Penal Code), protection of minority shareholders and disclosure of transactions in a company’s securities by it insiders, including directors, officers and major shareholders. They also provide for the licensing and oversight of brokerage firms and the governance of Brazilian stock exchanges.

     However, the Brazilian securities markets are not as highly regulated or supervised as U.S. securities markets or securities markets in some other jurisdictions. In addition, rules and policies against self-dealing or for preserving shareholder interests may be less well-defined and enforced in Brazil than in the United States, which may put holders of our class A preferred shares and the ADSs at a disadvantage. Finally, corporate disclosures also may be less complete than for public companies in the United States and certain other jurisdictions.

     Under the Brazilian Corporation Law, a company is either publicly held (companhia aberta), as we are, or privately held (companhia fechada). All publicly held companies are registered with the CVM and are subject to reporting and regulatory requirements. A company registered with CVM may have its securities traded either on the BM&FBOVESPA or in the Brazilian over-the-counter market. Shares of companies, such as our company, that are listed on the BM&FBOVESPA may not simultaneously trade on the Brazilian over-the-counter market. The shares of a publicly held company may also be traded privately, subject to certain limitations.

     The Brazilian over-the-counter market consists of direct trades between individuals in which a financial institution registered with the CVM serves as intermediary. No special application, other than registration with the CVM, is necessary for securities of a public company to be traded in this market. The CVM requires that it be given notice of all trades carried out in the Brazilian over-the counter market by the respective intermediaries.

Disclosure Requirements

     Law No. 6,385 and CVM Instruction No. 202 require that a publicly traded company, such as our company, submit to the CVM and the BOVESPA certain periodic information, including annual and quarterly reports prepared by management and independent auditors. Law No. 6,385 and CVM Instruction No. 202 also require us to file with the CVM our shareholders’ agreements, notices of shareholders’ meetings and copies of the minutes of these meetings.

     CVM Instruction No. 358, which became effective in April 2002, revised and consolidated the requirements regarding the disclosure and use of information related to material facts and acts of publicly traded companies, including the disclosure of information in the trading and acquisition of securities issued by publicly traded companies.

CVM Instruction No. 358 includes provisions that:

  establish the concept of a material fact that gives rise to reporting requirements. Material facts include decisions made by the controlling shareholders, resolutions of the general meeting of shareholders and of management of the company, or any other facts related to the company’s business (whether occurring within the company or otherwise related thereto) that may influence the price of its publicly traded securities, or the decision of investors to trade such securities or to exercise any of such securities’ underlying rights;
  specify examples of facts that are considered to be material, which include, among others, the execution of agreements providing for the transfer of control, the entry or withdrawal of shareholders that maintain any managing, financial, technological or administrative function with or contribution to the company, and any corporate restructuring undertaken among related companies;
  require the investor relations officer, controlling shareholders, other officers or directors, members of the fiscal council and other advisory boards to disclose material facts;

  require simultaneous disclosure of material facts to all markets in which the company’s securities are admitted for trading;
  require the acquirer of a controlling stake in a company to publish material facts, including its intentions as to whether or not to de-list the company’s shares, within one year;
  establish rules regarding disclosure requirements in the acquisition and disposal of a material shareholding stake; and
  prohibit trading on the basis of material non-public information.

     Brazilian regulations also require that any person or group of persons representing the same interest that has directly or indirectly acquired an interest corresponding to 5% of a type or class of shares of a publicly traded company must provide such publicly traded company with information on such acquisition and its purpose, and such company must transmit this information to the CVM. If this acquisition causes a change in the control of the company or in the administrative structure of the company, or if this acquisition triggers the obligation to make a public offering in accordance with CVM Instruction No. 361, as amended, then the acquirer must disclose this information to the applicable stock exchanges and the appropriate Brazilian newspapers.

Recent Regulatory Developments

     On July 13, 2007, the CVM issued CVM Rule No. 457 to require listed companies to publish consolidated financial statements prepared in accordance with IFRS beginning with the fiscal year ending December 31, 2010.

     On December 28, 2007, Law No. 11,638 was enacted and amended numerous provisions of the Brazilian Securities Law and the Brazilian Corporation Law relating to accounting principles and authority to issue accounting standards. Law No. 11,638 sought to enable greater convergence between Brazilian GAAP and IFRS. To promote convergence, Law No. 11,638 modified certain accounting principles of the Brazilian Corporation Law and mandated the CVM to issue accounting rules conforming to the accounting standards adopted in international markets. In December 2008, the CVM issued Deliberation No. 565 implementing these changes in accounting policies. Additionally, Law No. 11,638 acknowledged a role in the setting of accounting standards for the Committee for Accounting Pronouncements (Comitê de Pronunciamentos Contábeis), or CPC, which is a committee of officials from the BM&FBOVESPA, industry representatives and academic bodies that has issued accounting guidance and pursued the improvement of accounting standards in Brazil. Law No. 11,638 permits the CVM and the Brazilian Central Bank to rely on the accounting standards issued by the CPC in establishing accounting principles for regulated entities.

     On December 11, 2008, the CVM issued CVM Resolution No. 560 which requires a company listed on the BM&FBOVESPA to disclose all the benefits granted to its employees and managers, including any benefits paid to such employees and managers due to their ownership of shares or other securities of the listed company.

Trading on the BM&FBOVESPA Overview of the BM&FBOVESPA

     In 2000, the Bolsa de Valores de São Paulo S.A. – BVSP (the São Paulo Stock Exchange), or the BOVESPA, was reorganized through the execution of memoranda of understanding by the Brazilian stock exchanges. Following this reorganization, the BOVESPA was a non-profit entity owned by its member brokerage firms and trading on the BOVESPA was limited to these member brokerage firms and a limited number of authorized nonmembers. Under the memoranda, all securities are now traded only on the BOVESPA, with the exception of electronically traded public debt securities and privatization auctions, which are traded on the Rio de Janeiro Stock Exchange.

     In August 2007, BOVESPA underwent a corporate restructuring that resulted in the creation of BOVESPA Holding S.A., a public corporation, whose wholly-owned subsidiaries were (1) the BOVESPA, which was responsible for the operations by the stock exchange and the organized over-the-counter markets, and (2) the

Companhia Brasileira de Liquidação e Custódia (the Brazilian Settlement and Custodial Company, or CBLC), which was responsible for settlement, clearing and depositary services. In the corporate restructuring, all holders of membership certificates of the BOVESPA and of shares of CBLC became shareholders of BOVESPA Holding S.A. As a result of the corporate restructuring, access to the trading and other services rendered by the BOVESPA is not conditioned on stock ownership in BOVESPA Holding S.A.

     In May 2008, the BOVESPA merged with the Bolsa de Mercadorias & Futuros (Commodities and Futures Exchange) to form the BM&FBOVESPA. In November 2008, the CBLC merged with the BM&FBOVESPA. As a result, the BOVESPA now performs its own settlement, clearing and depositary services.

Trading and Settlement

     Trading of equity securities on the BM&FBOVESPA is conducted through an electronic trading system called Megabolsa every business day from 10:00 a.m. to 5:00 p.m., São Paulo time (or during daylight savings time in the U.S. from 11:00 a.m. to 6:00 p.m., São Paulo time). Trading of equity securities on the BM&FBOVESPA is also conducted between 5:45 p.m. and 7:00 p.m., São Paulo time (or during daylight savings time in the U.S. from 6:45 p.m. to 8:00 p.m., São Paulo time), in an after-market system connected to both traditional brokerage firms and brokerage firms operating on the internet. This after-market trading is subject to regulatory limits on price volatility of securities and on the volume of shares traded by investors operating on the internet.

     Since March 2003, market making activities have been allowed on the BM&FBOVESPA, although there are no specialists or market makers for our shares on the BM&FBOVESPA. Trading in securities listed on the BM&FBOVESPA may be effected off the exchange in the unorganized over-the-counter market under certain circumstances, although such trading is very limited.

     The trading of securities of a company on the BM&FBOVESPA may be suspended at the request of a company in anticipation of the announcement of a material event. A requesting company must also suspend trading of its securities on international stock exchanges on which its securities are traded. The CVM and the BM&FBOVESPA have discretionary authority to suspend trading in shares of a particular issuer, based on or due to a belief that, among other reasons, a company has provided inadequate information regarding a material event or has provided inadequate responses to inquiries by the CVM or the BM&FBOVESPA.

     In order to reduce volatility, the BM&FBOVESPA has adopted a “circuit breaker” mechanism under which trading sessions may be suspended for a period of 30 minutes or one hour whenever the Ibovespa index falls 10% or 15%, respectively, compared to the closing of the previous trading session.

     Settlement of transactions on the BM&FBOVESPA is effected three business days after the trade date, without adjustment of the purchase price for inflation. Delivery of and payment for shares is made through the facilities of the clearing and settlement chamber of the BM&FBOVESPA. The seller is ordinarily required to deliver shares to the clearing and settlement chamber of the BM&FBOVESPA on the second business day following the trade date.

Market Size

     Although the Brazilian equity market is Latin America’s largest in terms of market capitalization, it is smaller, more volatile and less liquid than the major U.S. and European securities markets. Moreover, the BM&FBOVESPA is significantly less liquid than the NYSE or other major exchanges in the world.

     As of December 31, 2008, the aggregate market capitalization of all companies listed on the BM&FBOVESPA was equivalent to approximately R$1,375.3 billion (US$588.5 billion), the 10 largest companies listed on the BM&FBOVESPA represented approximately 52% of the total market capitalization of all listed companies and we accounted for approximately 0.2% of the market capitalization of all listed companies on the BM&FBOVESPA. By comparison, as of December 31, 2008, the aggregate market capitalization of the companies (including U.S. and non-U.S. companies) listed on the NYSE was approximately US$14.3 trillion and the 10 largest companies listed on the NYSE represented approximately 14.6% of the total market capitalization of all listed companies. The average daily trading volume of the BM&FBOVESPA and NYSE for 2008 was approximately R$7.1 billion (US$3.1 billion) and US$152.6 billion, respectively.

     Although any of the outstanding shares of a listed company may trade on the BM&FBOVESPA, in most cases fewer than half of the listed shares are actually available for trading by the public, the remainder being held by small groups of controlling persons, governmental entities or one principal shareholder that rarely trade their shares. For this reason, data showing the total market capitalization of the BM&FBOVESPA tends to overstate the liquidity of the Brazilian equity market. The relative volatility and illiquidity of the Brazilian equity markets may substantially limit your ability to sell our class A preferred shares at the time and price you desire and, as a result, could negatively impact the market price of these securities.

Regulation of Foreign Investments

     Trading on the BM&FBOVESPA by a holder not deemed to be domiciled in Brazil for Brazilian tax and regulatory purposes, or a non-Brazilian holder, is subject to certain limitations under Brazilian foreign investment regulations. With limited exceptions, non-Brazilian holders may trade on the BM&FBOVESPA only in accordance with the requirements of Resolution No. 2,689 of the National Monetary Council. Resolution No. 2,689 requires that securities held by non-Brazilian holders be maintained in the custody of, or in deposit accounts with, financial institutions that are authorized by the Central Bank and the CVM. In addition, Resolution No. 2,689 requires non-Brazilian holders to restrict their securities trading to transactions on the BM&FBOVESPA or qualified over-the-counter markets. With limited exceptions, non-Brazilian holders may not transfer the ownership of investments made under Resolution No. 2,689 to other non-Brazilian holders through private transactions. See “Item 10. Additional Information—Exchange Controls—Resolution 2,689” for further information about Resolution 2,689, and “Item 10. Additional Information—Taxation—Brazilian Tax Considerations—Taxation of Gains in Brazil” for a description of certain tax benefits extended to non-Brazilian holders who qualify under Resolution No. 2,689.

BM&FBOVESPA Corporate Governance Standards

In December 2000, the BM&FBOVESPA introduced three special listing segments:

  Level 1 of Differentiated Corporate Governance Practices;
  Level 2 of Differentiated Corporate Governance Practices; and
  The Novo Mercado (New Market).

     These special listing segments were designed for the trading of shares issued by companies that voluntarily undertake to abide by corporate governance practices and disclosure requirements in addition to those already required by Brazilian law. The inclusion of a company in any of the special listing segments requires adherence to a series of corporate governance rules. These rules were designed to increase shareholders’ rights and enhance the quality of information provided to shareholders.

     The entry of a company into any one of the special listing segments of the BM&FBOVESPA occurs through the signing of an agreement that obliges the company to abide by the rules of corporate governance established in the regulations for the relevant level.

     Our shares joined Level 1 of Differentiated Corporate Governance Practices on February 13, 2003. As a Level 1 company, we must, among other things:

  ensure that shares representing 25% of our total share capital are effectively available for trading;
  adopt offering procedures that favor widespread ownership of shares whenever we make a public offering;
  comply with minimum quarterly disclosure standards, including issuing consolidated financial information, a cash flow statement, and special audit revisions on a quarterly basis;

  follow stricter disclosure policies with respect to contracts with related parties, material contracts and transactions involving our securities made by our controlling shareholders, directors or executive officers;
  make a schedule of corporate events available to our shareholders; and
  hold public meetings with analysts and investors at least annually.

ITEM 10. ADDITIONAL INFORMATION Description of Our Company’s By-laws

     The following is a summary of the material provisions of our by-laws and of the Brazilian Corporation Law. In Brazil, a company’s by-laws (estatuto social) is the principal governing document of a corporation (sociedade anônima).

General

     Our registered name is Braskem S.A., and our registered office is located in the Municipality of Camaçari, State of Bahia, Brazil. Our registration number with the Brazilian Commercial Registry is No. 29300006939. We have been duly registered with the CVM under No. 4820 since December 18, 1978. Our principal place of business is in the Municipality of Camaçari, State of Bahia, Brazil. Our company has a perpetual existence.

     At July 7, 2009, we had outstanding share capital of R$5,473,180,912.45, equal to 520,928,154 total shares consisting of 190,462,446 common shares, 329,871,890 class A preferred shares and 593,818 class B preferred shares, including 1,506,060 class A preferred shares held in treasury. All of our share capital is fully paid. All of our shares are without par value. Under the Brazilian Corporation Law, the aggregate number of our non-voting and limited voting class A and class B preferred shares may not exceed two-thirds of our total outstanding share capital.

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

Board of Directors

     Under the Brazilian Corporation Law, any matters subject to the approval of our board of directors can be approved by a simple majority of votes of the members present at a duly convened meeting, unless our by-laws otherwise specify. Under our by-laws, our board of directors may only deliberate if a majority of its members are present at a duly convened meeting. Any resolutions of our board of directors may be approved by the affirmative vote of a majority of the members present at the meeting, subject to veto rights of Petrobras and Petroquisa, over resolutions of our board of directors relating to certain matters under the Petrobras Shareholders’ Agreement. See “Item 7. Major Shareholders and Related Party Transactions—Major Shareholders—Shareholders Agreements—Petrobras Shareholders’ Agreement.”

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
  Bankruptcy Code).

     We convene our shareholders’ meetings, including our annual shareholders’ meeting, by publishing a notice in the Diário Oficial do Estado da Bahia, in at least one additional newspaper designated by our shareholders with general circulation in Bahia, where we maintain our registered office, and in at least one newspaper with general circulation in the City of São Paulo, where the BM&FBOVESPA, the principal securities market for our shares, is located. On the first call of any meeting, the notice must be published no fewer than three times, beginning at least 15 calendar days prior to the scheduled meeting date. The notice must contain the meeting’s place, date, time, agenda and, in the case of a proposed amendment to our by-laws, a description of the subject matter of the proposed amendment.

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

In addition, our fiscal council may convene a shareholders’ meeting if our board of directors does not convene an annual shareholders’ meeting within 30 days or at any other time to consider any urgent and serious matters.

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

     In order for a valid action to be taken at a shareholders’ meeting, shareholders representing at least 25% of our issued and outstanding voting share capital must be present on first call. However, shareholders representing at least two-thirds of our issued and outstanding voting share capital must be present at a shareholders’ meeting called to amend our by-laws. If a quorum is not present, our board of directors may issue a second call by publishing a notice as described above at least eight calendar days prior to the scheduled meeting. The quorum requirements do not apply to a meeting held on the second call, and the shareholders’ meetings may be convened with the presence of shareholders representing any number of shares (subject to the voting requirements for certain matters described below). A shareholder without a right to vote may attend a shareholders’ meeting and take part in the discussion of matters submitted for consideration.

Voting Rights

     Under the Brazilian Corporation Law and our by-laws, each of our common shares entitles its holder to one vote at our shareholders’ meetings. Our preferred shares generally do not confer voting rights, except in the limited circumstances described below. We may not restrain or deny any voting rights without the consent of the majority of the shares affected. Whenever the shares of any class of share capital are entitled to vote, each share is entitled to one vote.

Voting Rights of Common Shares

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
  reducing the mandatory dividend set forth in our bylaws;
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

Voting Rights of Minority Shareholders

     Shareholders holding shares representing not less than 10% of our shares entitled to vote at our shareholders’ meeting have the right to request that we adopt a cumulative voting procedure. If the cumulative voting procedure is adopted, our controlling shareholders always retain the right to elect at least one member more than the number of members elected by the other shareholders, regardless of the total number of members of our board of directors. This procedure must be requested by the required number of shareholders at least 48 hours prior to a shareholders’ meeting.

     Under the Brazilian Corporation Law, shareholders that are not controlling shareholders, but that together hold either:

  non-voting preferred shares representing at least 10% of our total share capital; or
  common shares representing at least 15% of our voting capital,

have the right to appoint one member and an alternate to our board of directors at our annual shareholders’ meeting. If no group of our common or preferred shareholders meets the thresholds described above, shareholders holding preferred shares or common shares representing at least 10% of our total share capital are entitled to combine their holdings to appoint one member and an alternate to our board of directors. In the event that minority holders of common shares and/or holders of non-voting preferred shares elect a director and the cumulative voting procedures described above are also used, our controlling shareholders always retain the right to elect at least one member more than the number of members elected by the other shareholders, regardless of the total number of members of our board of directors. The shareholders seeking to exercise these minority rights must prove that they have held their shares for not less than three months preceding the shareholders’ meeting at which the director will be appointed. Any directors appointed by the non-controlling shareholders have the right to veto for cause the selection of our independent registered public accounting firm.

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

     The Brazilian Corporation Law and our by-laws provide that our preferred shares will acquire unrestricted voting rights after the third consecutive fiscal year that we fail to pay the minimum dividends to which our preferred shares are entitled. This voting right will continue until the past due minimum dividend for any year in that three consecutive-year period is paid in full. Our preferred shareholders will also obtain unrestricted voting rights if we enter into a liquidation process.

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

Mandatory Tender Offers

     The Brazilian Corporation Law requires as a condition for the cancelation of our registration as a publicly-held company that we or our controlling shareholders effect a tender offer for the acquisition of all our outstanding shares at a purchase price equal to the fair value of our shares. The Brazilian Corporation Law also requires that, if there is a substantial reduction in liquidity of a determined type or class of our shares, as defined by the CVM, as a result of purchases by our controlling shareholders, our controlling shareholders effect a tender offer for the acquisition of our remaining outstanding shares of that determined type or class at a purchase price equal to the fair value of our shares.

     Our by-laws provide that all of our shares, including our class A preferred shares, would be entitled to such tag-along rights in the event that the control of our company is transferred, with all shares receiving the same price per share paid to the controlling shareholders. If our controlling shareholders enter into a transaction which results in a change of control of our company, the controlling shareholders must include in the documentation of the transaction an obligation to effect a public offer for the purchase of all our common shares and preferred shares for the same price per share paid to the controlling shareholders. The tender offer must be submitted to the CVM within 30 days from the date of execution of the documents that provide for the change of control.

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

Disclosures of Share Ownership

     Brazilian regulations require that (1) each of our controlling shareholders, directly or indirectly, (2) shareholders who have elected members of our board of directors, and (3) any person or group of persons representing a person that has directly or indirectly acquired or sold an interest corresponding to at least 5% of the total number of our shares of any type or class to disclose its or their share ownership or divestment to the CVM and to the BM&FBOVESPA. In addition, a statement (fato relevante) containing certain required information must be published in the Diário Oficial do Estado da Bahia, at least one additional newspaper designated by our shareholders with wide circulation in Bahia, and in at least one newspaper with general circulation in the City of São Paulo, where the BM&FBOVESPA, the principal securities market for our shares, is located.

     Our controlling shareholders, shareholders that appoint members of our board of directors or fiscal council and members of our board of directors, board of executive officers or fiscal council must file a statement of any change in their holdings of our shares with the CVM and the Brazilian stock exchanges on which our securities are traded.

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

     The BM&FBOVESPA operates a central clearing system. A holder of our shares may choose, at its discretion, to participate in this system, and all shares that such shareholder elects to be put into the clearing system are deposited in custody with the clearing and settlement chamber of the BM&FBOVESPA (through a Brazilian institution that is duly authorized to operate by the Central Bank and maintains a clearing account with the clearing and settlement chamber of the BM&FBOVESPA). Shares subject to the custody of the clearing and settlement chamber of the BM&FBOVESPA are noted as such in our registry of shareholders. Each participating shareholder will, in turn, be registered in the register of the clearing and settlement chamber of the BM&FBOVESPA and will be treated in the same manner as shareholders registered in our books.

Material Contracts

     We have not entered into any material contracts, other than those described elsewhere in this annual report or entered into in the ordinary course of business.

Exchange Controls

     There are no restrictions on ownership or voting of our capital stock by individuals or legal entities domiciled outside Brazil. However, the right to convert dividend payments, interest on shareholders’ equity payments and proceeds from the sale of our share capital into foreign currency and to remit such amounts outside Brazil is subject to restrictions under foreign investment legislation and foreign exchange regulations, which generally require, among other things, the registration of the relevant investment with the Central Bank and the CVM.

     Investments in our class A preferred shares by (1) a holder not deemed to be domiciled in Brazil for Brazilian tax purposes, (2) a non-Brazilian holder who is registered with the CVM under Resolution No. 2,689, or (3) the depositary, are eligible for registration with the Central Bank. This registration (the amount so registered is referred to as registered capital) allows the remittance outside Brazil of foreign currency, converted at the commercial market rate, acquired with the proceeds of distributions on, and amounts realized through, dispositions of our class A preferred shares. The registered capital per class A preferred share purchased in the form of an ADS, or purchased in Brazil and deposited with the depositary in exchange for an ADS, will be equal to its purchase price (stated in U.S. dollars). The registered capital per class A preferred share withdrawn upon cancellation of an ADS will be the U.S. dollar equivalent of (1) the average price of a class A preferred share on the BM&FBOVESPA on the day of withdrawal, or (2) if no class A preferred shares were traded on that day, the average price on the BM&FBOVESPA in the 15 trading sessions immediately preceding such withdrawal. The U.S. dollar equivalent will be determined on the basis of the average commercial market rates quoted by the Central Bank on these dates.

Annex V Regulations

     Resolution No. 1,927 of the National Monetary Council, as amended, provides for the issuance of depositary receipts in foreign markets in respect of shares of Brazilian issuers. It restates and amends Annex V to Resolution No. 1,289 of the National Monetary Council, known as the Annex V Regulations. The ADS program was approved under the Annex V Regulations by the Central Bank and the CVM prior to the issuance of the ADSs. Accordingly, the proceeds from the sale of ADSs by ADS holders outside Brazil are not subject to Brazilian foreign investment controls, and holders of the ADSs who are not resident in a “tax haven” jurisdiction are entitled to favorable tax treatment. See “—Taxation—Brazilian Tax Considerations.”

     We pay dividends and other cash distributions with respect to our class A preferred shares in reais. We have obtained an electronic certificate of foreign capital registration from the Central Bank in the name of the depositary with respect to our ADSs to be maintained by the custodian on behalf of the depositary. Pursuant to this registration, the custodian is able to convert dividends and other distributions with respect to our class A preferred shares represented by ADSs into foreign currency and remit the proceeds outside Brazil to the depositary so that the depositary may distribute these proceeds to the holders of record of the ADSs.

     Investors residing outside Brazil may register their investments in our shares as foreign portfolio investments under Resolution No. 2,689 (described below) or as foreign direct investments under Law No. 4,131 (described below). Registration under Resolution No. 2,689 or Law No. 4,131 generally enables non-Brazilian investors to convert dividends, other distributions and sales proceeds received in connection with registered investments into foreign currency and to remit such amounts outside Brazil. Registration under Resolution No. 2,689 affords favorable tax treatment to non-Brazilian portfolio investors who are not resident in a tax haven jurisdiction, which is defined under Brazilian tax laws as a country that does not impose taxes or where the maximum income tax rate is lower than 20% or that restricts the disclosure of shareholder composition or ownership of investments. See “— Taxation—Brazilian Tax Considerations.”

     In the event that a holder of ADSs exchanges those ADSs for the underlying class A preferred shares, the holder must:

  sell the class A preferred shares on the BM&FBOVESPA and rely on the depositary’s electronic registration for five business days from the date of exchange to obtain and remit U.S. dollars outside Brazil upon the holder’s sale of our class A preferred shares;
  convert its investment in class A preferred shares into a foreign portfolio investment under Resolution No. 2,689; or
  convert its investment in class A preferred shares into a direct foreign investment under Law No. 4,131 and obtain a certificate of foreign capital registration from the Central Bank.

     The custodian is authorized to update the depositary’s electronic registration to reflect conversions of ADSs into foreign portfolio investments under Resolution No. 2,689.

     If a holder of ADSs elects to convert its ADSs into a foreign direct investment under Law 4,131, the conversion will be effected by the Central Bank after receipt of an electronic request from the custodian with details of the transaction. If a foreign direct investor under Law No. 4,131 elects to deposit its class A preferred shares into the ADR program in exchange for ADSs, such holder will be required to present to the custodian evidence of payment of capital gains taxes. The conversion will be effected by the Central Bank after receipt of an electronic request from the custodian with details of the transaction. See “—Taxation—Brazilian Tax Considerations” for details of the tax consequences to an investor residing outside Brazil of investing in our class A preferred shares in Brazil.

     If a holder of ADSs wishes to convert its investment in class A preferred shares into either a foreign portfolio investment under Resolution No. 2,689 or a foreign direct investment under Law No. 4,131, it should begin the process of obtaining its own foreign investor registration with the Central Bank or with the CVM, as the case may be, in advance of exchanging the ADSs for class A preferred shares. A non-Brazilian holder of class A preferred shares may experience delays in obtaining a foreign investor registration, which may delay remittances outside Brazil, which may in turn adversely affect the amount, in U.S. dollars, received by the non-Brazilian holder.

     Unless the holder has registered its investment with the Central Bank, the holder may not be able to convert the proceeds from the disposition of, or distributions with respect to, such class A preferred shares into foreign currency or remit those proceeds outside Brazil. In addition, if the non-Brazilian investor resides in a “tax haven” jurisdiction or is not an investor registered under Resolution No. 2,689, the investor will be subject to less favorable tax treatment than a holder of ADSs. See “—Taxation—Brazilian Tax Considerations.”

Resolution 2,689

     All investments made by a non-Brazilian investor under Resolution No. 2,689 are subject to an electronic registration with the Central Bank. This registration permits non-Brazilian investors to convert dividend payments, interest on shareholders’ equity payments and proceeds from the sale of our share capital into foreign currency and to remit such amounts outside Brazil.

     Under Resolution No. 2,689, non-Brazilian investors registered with the CVM may invest in almost all financial assets and engage in almost all transactions available to Brazilian investors in the Brazilian financial and capital markets without obtaining a separate Central Bank registration for each transaction, provided that certain requirements are fulfilled. Under Resolution No. 2,689, the definition of a non-Brazilian investor includes individuals, legal entities, mutual funds and other collective investment entities, domiciled or headquartered outside Brazil.

Pursuant to Resolution No. 2,689, non-Brazilian investors must:

  appoint at least one representative in Brazil with powers to take action relating to its investments;
  appoint an authorized custodian in Brazil for its investments, which must be a financial institution duly authorized by the Central Bank and CVM;
  complete the appropriate foreign investor registration forms;
  register as a non-Brazilian investor with the CVM;
  register its investments with the Central Bank; and
  obtain a taxpayer identification number from the Brazilian federal tax authorities.

     The securities and other financial assets held by a non-Brazilian investor pursuant to Resolution No. 2,689 must be registered or maintained in deposit accounts or under the custody of an entity duly licensed by the Central Bank or the CVM or be registered in registration, clearing and custody systems authorized by the Central Bank or by the CVM. In addition, the trading of securities held under Resolution No. 2,689 is restricted to transactions carried out on stock exchanges or through organized over-the-counter markets licensed by the CVM.

     The offshore transfer or assignment of the securities or other financial assets held by non-Brazilian investors pursuant to Resolution No. 2,689 are prohibited, except for transfers resulting from a corporate reorganization effected abroad by a non-Brazilian investor, or occurring upon the death of an investor by operation of law or will.

Law 4,131

     To obtain a certificate of foreign capital registration from the Central Bank under Law No. 4,131, a foreign direct investor must:

  register as a foreign direct investor with the Central Bank;
  obtain a taxpayer identification number from the Brazilian tax authorities;
  appoint a tax representative in Brazil; and
  appoint a representative in Brazil for service of process in respect of suits based on the Brazilian Corporation Law.

     Foreign direct investors under Law No. 4,131 may sell their shares in both private or open market transactions, but these investors will generally be subject to less favorable tax treatment on gains with respect to our class A preferred shares. See “—Taxation—Brazilian Tax Considerations.”

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

     Upon receipt of the underlying class A preferred shares in exchange of ADSs, a non-Brazilian investor will be entitled to register with the Central Bank the U.S. dollar value of such shares as a foreign portfolio investment under Resolution No. 2,689/00. See “—Exchange Controls” and “—Registered Capital.” The sale or disposition of class A preferred shares on a Brazilian stock exchange is exempt from capital gains tax, provided that such shares are held by a non-Brazilian holder as a foreign portfolio investment under Resolution No. 2,689/00. The preferential treatment afforded under Resolution 2,689 is not available to investors resident or domiciled in tax haven jurisdictions.

     Upon receipt of the underlying class A preferred shares, a non-Brazilian holder is also entitled to register with the Central Bank the U.S. dollar value of such shares as a foreign direct investment under Law 4,131/62. See “Exchange Controls” and “—Registered Capital.” A 15% capital gains tax is applicable to the sale or other disposition of preferred class A shares in Brazil where such shares are held by a non-Brazilian holder as a foreign direct investment and the transaction is performed outside a Brazilian stock exchange. If the non-Brazilian holder is domiciled in a tax haven jurisdiction, the income tax rate will be 25%.

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

     Under Decree 6,306 of December 14, 2007, the amount in reais resulting from the conversion of the proceeds received by a Brazilian entity from a foreign investment in the Brazilian securities market (including those in connection with the investment in our class A preferred shares or ADSs and those made under the provisions of Resolution No. 2,689/00 of the National Monetary Council) is subject to the IOF transaction tax. The IOF tax rate for most of these transactions is currently 0.38% . Foreign exchange transactions in connection with the investment in our class A preferred shares made under the provisions of Resolution No. 2,689/00 of the National Monetary Council, within a stock, securities or futures exchange environment are currently not subject to the IOF tax. Transactions of same nature performed outside stock, securities or futures exchange environment may be subject to the IOF tax at a 1.5% rate. Remittances of dividends and interest on net equity made by companies whose shares are traded on the BM&FBOVESPA to non-Brazilian holders are not subject to the IOF tax. The Minister of Finance has the legal power to increase the rate to a maximum of 25%. Any such increase will be applicable only prospectively.

     IOF is also assessed on transactions executed on a stock exchange. As of the date hereof, Article 32, Paragraph 2, of Decree No. 6,306 imposes an IOF tax on such transactions at a 0% rate. The Minister of Finance is empowered to establish the applicable IOF tax rate. Under Law 8,894 of June 21, 1994, such IOF tax rate may be increased at any time to a maximum of 1.5% per day, but any such increase will only be applicable to transactions occurring after such increase becomes effective.

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

     A non-Brazilian holder of class A preferred shares may experience delays in effecting the registration of registered capital, which may delay remittances abroad. Such a delay may adversely affect the amount, in U.S. dollars, received by the non-Brazilian holder. See “—Exchange Controls” and “Item 3. Key Information—Risk Factors—Risks Relating to Our Class A Preferred Shares and the ADSs.”

U.S. Federal Income Tax Considerations

     The following is a discussion of the material U.S. federal income tax consequences that may be relevant with respect to the acquisition, ownership and disposition of our class A preferred shares or ADSs, which are evidenced by ADRs. This description addresses only the U.S. federal income tax considerations of U.S. holders (as defined below) that will hold class A preferred shares or ADSs as capital assets. This description does not address tax considerations applicable to holders that may be subject to special tax rules, such as banks, financial institutions, insurance companies, real estate investment trusts, grantor trusts, regulated investment companies, dealers or traders in securities or currencies, tax-exempt entities, pension funds, persons that received our class A preferred shares or ADSs pursuant to an exercise of employee stock options or rights or otherwise as compensation for the performance of services, persons that will hold our class A preferred shares or ADSs as a position in a “straddle” or as a part of a “hedging”, “conversion” or other risk reduction transaction for U.S. federal income tax purposes, persons that have a “functional currency” other than the U.S. dollar, persons that will own our class A preferred shares or ADSs through partnerships or other pass through entities, holders subject to the alternative minimum tax, certain former citizens or long-term residents of the United States or holders that own (or are deemed to own) 10% or more (by voting power ) of our shares.

     This description does not address any state, local or non-U.S. tax consequences of the acquisition, ownership and disposition of our class A preferred shares or ADSs. Moreover, this description does not address the consequences of any U.S. federal tax other than income tax, including but not limited to the U.S. federal estate and gift taxes. This description is based on (i) the Internal Revenue Code of 1986, as amended (the “Code”), existing, proposed and temporary U.S. Treasury Regulations and judicial and administrative interpretations thereof, in each case as in effect and available on the date of this annual report and (ii), in part, on the representations of the depositary and the assumption that each obligation in the deposit agreement and any related agreement will be performed in accordance with its terms. All of the foregoing are subject to change, which change could apply retroactively and could affect the tax consequences described below.

     As used below, a “U.S. holder” is a beneficial owner of a class A preferred share or ADS that is, for U.S. federal income tax purposes, (i) an individual citizen or resident of the United States, (ii) a corporation organized under the laws of the United States, any state thereof or the District of Columbia, (iii) an estate the income of which is subject to U.S. federal income taxation regardless of its source, or (iv) a trust if (a) a court within the United States is able to exercise primary supervision over its administration and (b) one or more U.S. persons have the authority to control all of the substantial decisions of such trust. As used below, a “Non-U.S. holder” is a beneficial owner of a class A preferred share or ADS that is neither a U.S. holder nor a partnership (or other entity treated as a partnership for U.S. federal income tax purposes).

     If a partnership (or any other entity treated as a partnership for U.S. federal income tax purposes) holds class A preferred shares or ADSs, the tax treatment of a partner in such partnership will generally depend on the status of the partner and the activities of the partnership. A partnership or its partners should consult their tax advisor as to its tax consequences.

     The class A preferred shares will be treated as equity for U.S. federal income tax purposes. In general, for U.S. federal income tax purposes, a holder of an ADR evidencing an ADS will be treated as the beneficial owner of our class A preferred shares represented by the applicable ADS. The U.S. Treasury Department has expressed concern that depositaries for ADSs, or other intermediaries between the holders of shares of an issuer and the issuer, may be taking actions that are inconsistent with the claiming of U.S. foreign tax credits by U.S. holders of such receipts or shares. Accordingly, the analysis regarding the availability of a U.S. foreign tax credit for Brazilian taxes and sourcing rules described below could be affected by future actions that may be taken by the U.S. Treasury Department.

Taxation of Dividends

     Subject to the discussion under “—Passive Foreign Investment Company Rules,” in general, the gross amount of a distribution made with respect to a class A preferred share or ADS (which for this purpose shall include distributions of interest attributable to shareholders’ equity before any reduction for any Brazilian taxes withheld therefrom) will, to the extent made from the current or accumulated earnings and profits of our company, as determined under U.S. federal income tax principles, constitute a dividend to a U.S. holder for U.S. federal income tax purposes. For taxable years beginning on or before December 31, 2010, non-corporate U.S. holders may be taxed on dividends from a qualified foreign corporation at the lower rates applicable to long-term capital gains (i.e., gains with respect to capital assets held for more than one year). A foreign corporation is treated as a qualified foreign corporation with respect to dividends received from that corporation on shares or ADSs that are readily tradable on an established securities market in the United States. U.S. Treasury Department guidance indicates that the ADSs (which are listed on the NYSE), but not our class A preferred shares, are readily tradable on an established securities market in the United States. Thus, subject to the discussion below under “—Passive Foreign Investment Company Rules,” dividends that we pay on the ADS, but not on our class A preferred shares, currently meet the conditions required for these reduced tax rates. There, however, can be no assurance that the ADSs will be considered readily tradable on an established securities market in later years. Furthermore, a U.S. holder’s eligibility for such preferential rate is subject to certain holding period requirements and the non-existence of certain risk reduction transactions with respect to the ADSs. Such dividends will not be eligible for the dividends received deduction generally allowed to corporate U.S. holders. Subject to the discussion below under “—Passive Foreign Investment Company Rules,” if a distribution exceeds the amount of our company’s current and accumulated earnings and profits, it will be treated as a non-taxable return of capital to the extent of the U.S. holder’s tax basis in our class A preferred share or ADS on which it is paid and thereafter as capital gain. Our company does not maintain calculations of our earnings and profits under U.S. federal income tax principles. Therefore, U.S. holders should expect that distributions by our Company generally will be treated as dividends for U.S. federal income tax purposes.

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

     Based on certain estimates of its gross income and gross assets and the nature of its business, our company believes that it will not be classified as a PFIC for its taxable year ended December 31, 2008. The company's status in future years will depend on its assets and activities in those years. The company has no reason to believe that its assets or activities will change in a manner that would cause it to be classified as a PFIC for the taxable year ended December 31, 2009 or any future year, but there can be no assurance that the company will not be considered a PFIC for any taxable year. If we were a PFIC, a U.S. holder of class A preferred shares or ADSs generally would be subject to imputed interest charges and other disadvantageous tax treatment with respect to any gain from the sale or exchange of, and certain distributions with respect to, the shares or ADSs (including the loss of the potential reduced tax rate on certain dividends described above).

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

Information Reporting and Backup Withholding

     U.S. backup withholding tax and information reporting requirements generally apply to certain payments to certain non-corporate holders of shares. Information reporting generally will apply to payments of dividends on, and to proceeds from the sale or redemption of, our class A preferred shares or the ADSs made within the United States or by a U.S. payor or U.S. middleman to a holder of our class A preferred shares or the ADSs, other than an exempt recipient, including a corporation, a payee that is not a U.S. person that provides an appropriate certification and certain other persons. Backup withholding tax will apply to any payments of dividends on, or the proceeds from the sale or redemption of, class A preferred shares or the ADSs within the United States or by a U.S. payor or U.S. middleman to a holder, other than an exempt recipient, if such holder fails to furnish its correct taxpayer identification number or otherwise fails to comply with, or establish an exemption from, such backup withholding tax requirements. The backup withholding tax rate is 28% for taxable years through 2010.

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

Documents on Display

     Statements contained in this annual report regarding the contents of any contract or other document filed as an exhibit to this annual report summarize their material terms, but are not necessarily complete, and each of these statements is qualified in all respects by reference to the full text of such contract or other document.

     We are subject to the periodic reporting and other informational requirements of the the Exchange Act applicable to a foreign private issuer. Accordingly, we are required to file with or furnish to the U.S. Securities and

Exchange Commission, or the SEC, reports and other information, including annual reports on Form 20-F and reports on Form 6-K.

     As a foreign private issuer, we are exempt under the Exchange Act from, among other things, the rules prescribing the furnishing and content of proxy statements, and members of our board of directors and board of executive officers and our principal shareholders are exempt from reporting and short-swing profit recovery provisions contained in Section 16 of the Exchange Act. In addition, as a foreign private issuer, we will not be required under the Exchange Act to file periodic reports and financial statements with the SEC as frequently or as promptly as U.S. companies whose securities are registered under the Exchange Act.

     You may inspect and copy reports and other information that we file with or furnish to the SEC at the SEC’s Public Reference Room located at 100 F Street, N.E., Washington D.C. 20549. Copies of these materials may be obtained by mail from the SEC’s Public Reference Room at prescribed rates. The public may obtain information on the operation of the SEC’s Public Reference Room by calling the SEC in the United States at 1-800-SEC-0330. In addition, the SEC maintains an internet website at www.sec.gov from which you can electronically access these materials.

     We also file financial statements and other periodic reports with the CVM, which are available for investor inspection at the CVM’s offices located at Rua Sete de Setembro, 111, 2nd floor, Rio de Janeiro, RJ, and Rua Formosa, 367, 20th floor, São Paulo, SP. The telephone numbers of the CVM in Rio de Janeiro and São Paulo are +55-21-3233-8390 and +55-11-2146-2000, respectively.

     Copies of our annual report on Form 20-F and documents referred to in this annual report and our bylaws are available for inspection upon request at our headquarters at Av. das Nações Unidas, 8,501, São Paulo, SP—CEP 05425-070 Brazil. Our filings are also available to the public through the internet at our website at www.braskem.com.br. The information included on our website or that might be accessed through our website is not included in this annual report and is not incorporated into this annual report by reference.

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

     In order to mitigate the market risks to which we are exposed, we used and we may use foreign currency, interest rate, commodity derivative instruments, cash and receivables. At December 31, 2008, we had cross-currency and interest rate swaps with an aggregate notional amount of R$1,974.0 million maturing between March 2009 and October 2013. These cross-currency and interest rate swaps match certain of our foreign currency-denominated debt obligations.

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

     At December 31, 2008, we had US$453.2 million in U.S. dollar-denominated cash equivalents and other investments, which may partially offset the effects of any depreciation of the real against the U.S. dollar on our ability to service our U.S. dollar-denominated debt to the extent of these U.S. dollar-denominated cash equivalents and other investments.

Interest Rate Risk

     Our variable interest rate exposure is primarily subject to the variations of the TJLP rate and the CDI rate for real-denominated borrowings and short-term cash investments.

With respect to Brazilian interest rates:

  the short-term domestic CDI rate increased from 11.25% per annum at December 31, 2007 to 13.75% per annum at December 31, 2008;
  the TJLP remained at 6.25% per annum from December 31, 2007 to December 31, 2008; and
  the IGP-M was 9.81% in 2008 compared to 7.75% in 2007.

The table below provides information about our significant interest-rate sensitive instruments:

	Payment Schedule – Breakdown by Type of Interest Rate
	At December 31, 2008
	Expected Maturity Date
								Fair
	2009	2010	2011	2012	2013	Thereafter	Total	Value (1)
	(in millions of reais, unless otherwise indicated)
LIABILITIES:
Loans and financings (excluding debentures):
Fixed rate, denominated in U.S. dollars	305.5	—	—	—	—	4,447.3	4,752.8	8,577.6
Average interest rate	8.8%	8.8%	8.8%	8.8%	8.8%	8.9%	9.1%
Variable rate, denominated in U.S. dollars	1,184.3	170.1	497.7	985.3	1,181.4	183.3	4,202.1	4,866.2
Average interest rate (over LIBOR)	1.4%	1.6%	1.6%	1.6%	1.6%	1.5%	1.6%
Fixed rate, denominated in
Japanese yen	56.3	55.8	55.8	27.8	—	—	195.7	932.9
Average interest rate	1.0%	1.0%	1.0%	1.0%	—	—	1.0%
Fixed rate, denominated in reais	33.4	33.2	33.2	33.2	33.2	82.2	248.4	246.2
Average interest rate	12.2%	12.2%	12.2%	12.2%	12.2%	12.2%	12.2%
Variable rate, denominated in reais (excluding debentures)	258.1	312.4	286.5	219.3	191.2	161.0	1,428.5	366.4
Average interest rate (over TJLP)	2.6%	2.5%	2.5%	2.5%	2.5%	4.6%	2.5%
Variable rate, denominated in reais (excluding debentures)	286.9	76.7	—	—	—	—	363.6	364.6
Average interest rate (% of CDI)	110.4%	92.0%	—	—	—	—	104.8%
Loans and financings (excluding debentures) before proportional consolidation	2,124.5	648.2	873.2	1,265.6	1,405.8	4,873.8	11,191.1	15,353.9
Loans and financings, of proportionally consolidated companies	4.6	3.3	3.3	—	—	3.3	14.5	14.5
Total loans and financings	2,129.1	651.5	876.5	1,265.6	1,405.8	4,877.1	11,205.6	15,368.4
(excluding debentures)
Debentures:
Variable rate, denominated in reais	26.3	300.0	500.0	—	—	—	826.3	838.9
Average interest rate (% of CDI)	103.8%	103.6%	103.5%	—	—	—	103.6%

	Payment Schedule – Breakdown by Type of Interest Rate
	At December 31, 2008
	Expected Maturity Date
	2009	2010	2011	2012	2013	Thereafter	Total	Fair Value (1)
Debentures before proportional
consolidation	26.3	300.0	500.0	—	—	—	826.3	838.9
Debentures of proportionally
consolidated companies	—	—	—	—	—	—	—
Total debentures	26.3	300.0	500.0	—	—	—	826.3	838.9
ASSETS:
Cash and cash equivalents and other
instruments:
Variable rate, denominated in
U.S. dollars	629.5	—	—	—	—	—	629.5	629.5
Variable rate, denominated in
reais	1,832.6	—	—	—	—	—	1,832.6	1,832.6
Cash and cash equivalents and other
investments, before proportional
consolidation	2,940.6	—	—	—	—	—	2,940.6	2,940.6
Cash and cash equivalents and other
investments of proportionally
consolidated companies	19.6	—	—	—	—	—	19.6	19.6
Total cash and cash equivalents and
other investments	2,960.2	—	—	—	—	—	2,960.2	2,960.2

(1)	Represents the net present value of the future cash flows from the obligations converted into reais at fair market value at December 31, 2008.

     In the event that the average interest rate applicable to our financial assets and debt in 2009 were 1% higher than the average interest rate in 2008, our financial income would increase by approximately R$29.5 million and our financial expenses would increase by approximately R$11.5 million.

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

The table below provides information about our significant foreign currency exposure:

	Payment Schedule – Breakdown by Currency
	As of December 31, 2008
	Expected Maturity Date

	2009	2010	2011	2012	2013	Thereafter	Total	Value Fair (1)
	(in millions of reais)
LIABILITIES:
Loans and financings:
Loans and financings (excluding debentures):
Denominated in U.S. dollars	1,489.8	170.1	497.7	985.3	1,181.4	4,630.6	8,954.9	13,443.8
Denominated in Japanese Yen	56.3	55.8	55.8	27.8	—	—	195.7	932.9
Denominated in reais	578.4	422.3	319.7	252.5	224.4	243.2	2,040.5	977.2
Loans and financings (excluding
debentures) before proportional consolidation	2,124.5	648.2	873.2	1,265.6	1,405.8	4,873.8	11,191.1	15,353.9
Loans and financings, of
proportionally consolidated companies	4.6	3.3	3.3	—	—	3.3	14.5	14.5

Total loans and financings (excluding debentures)	2,129.1	651.5	876.5	1,265.6	1,405.8	4,877.1	11,205.6	15,368.4
Debentures:
Denominated in reais	26.3	300.0	500.0	—	—	—	826.3	838.9
Total debentures, including current portion	26.3	300.0	500.0	—	—	—	826.3	838.9
ASSETS:
Cash and cash equivalents and other investments:
Denominated in U.S. dollars	1,059.2	—	—	—	—	—	1,059.2	1,059.2
Denominated in reais	1,881.4	—	—	—	—	—	1,881.4	1,881.4
Cash and cash equivalents and other
investments, before proportional consolidation	2,940.6	—	—	—	—	—	2,940.6	2,940.6
Cash and cash equivalents and other
investments of proportionally consolidated companies	19.6	—	—	—	—	—	19.6	19.6
Total cash and cash equivalents and other investments	2,960.2	—	—	—	—	—	2,960.2	2,960.2

(1)	Represents the net present value of the future cash flows from the obligations converted into reais at fair market value at December 31, 2008.

     Our foreign currency exposure gives rise to market risks associated with exchange rate movements of the real against the U.S. dollar. Foreign currency-denominated liabilities at December 31, 2008 consisted primarily of U.S. dollar-denominated debt. Our U.S. dollar-denominated debt, including short-term debt and current portion of long-term debt, was R$ 8,954.9 million (US$ 3,831.8 million) at December 31, 2008 and R$ 5,878.4 million (US$ 3,318.7 million) at December 31, 2007. This foreign currency exposure is represented by debt in the form of notes, bonds, pre-export finance facilities and working capital loans. Our cash and funds available in U.S. dollars partially protect us against exposure arising from the U.S. dollar-denominated debt.

     In the event that the real were to devalue by 10% against the U.S. dollar during 2009 as compared to the real/U.S. dollar exchange rate at December 31, 2008, our financial expenses indexed to the dollar in 2009 would increase by approximately R$1,292.8 million, and our financial income would increase by approximately R$105.6 million.

Commodity Prices

     Although the majority of our revenues are in reais, we do not currently hedge our exposure to changes in prices of naphtha, our principal raw material, which are linked to international market prices denominated in U.S. dollars of naphtha and other petroleum derivatives. We do not hedge this exposure in part because a portion of our sales in 2008 were exports payable in foreign currencies and linked to the international market prices of these commodities, and in part because the prices of our polyethylene, polypropylene and PVC products sold in domestic markets generally reflect changes in the international market prices of these products. In periods of high volatility in the U.S. dollar price of naphtha or the real/U.S. dollar exchange rate, there is usually a lag between the time that the U.S. dollar price of naphtha increases or the U.S. dollar appreciates and the time that we can effectively pass on the resulting increased cost in reais to our customers in Brazil. Accordingly, if the U.S. dollar price of naphtha increases precipitously or the real devalues precipitously against the U.S. dollar in the future, we may not immediately be able to pass on all of the corresponding increases in our naphtha costs to our customers in Brazil, which could materially adversely affect our results of operations and financial condition. See “Item 3. Key Information—Risks Relating to Our Company and the Petrochemical Industry.”

ITEM 12. DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

Not applicable.

PART II

ITEM 13. DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

Not applicable.

ITEM 14. MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

Not applicable.

ITEM 15. CONTROLS AND PROCEDURES Disclosure Controls and Procedures

     Our chief executive officer and our chief financial officer are responsible for establishing and maintaining our disclosure controls and procedures. These controls and procedures were designed to ensure that information that we are required to disclose in the reports that we file under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the applicable rules and forms of the SEC, and that it is accumulated and communicated to our management, including our chief executive officer and our chief financial officer , as appropriate to allow timely decisions regarding required disclosure. We performed an evaluation of the effectiveness of the design and operation of our disclosure controls and procedures as of December 31, 2008 under the supervision of our chief executive officer and our chief financial officer . Based on our evaluation, our chief executive officer and our chief financial officer concluded that our disclosure controls and procedures were effective as of December 31, 2008.

Management’s Annual Report on Internal Control over Financial Reporting and Report of Independent Registered Public Accounting Firm

     We are filing herewith our management’s report on internal control over financial reporting and the opinion thereon issued by our independent registered public accounting firm. Our management’s report on internal control over financial reporting is included in this annual report on page F-2 and the opinion issued by our independent registered public accounting firm is included in the report of PricewaterhouseCoopers Auditores Independentes that is included in this annual report on page F-4.

Changes in Internal Control over Financial Reporting

     There have been no changes in our internal control over financial reporting that occurred during the year ended December 31, 2008 that have materially affected or are reasonably likely to materially affect our internal control over financial reporting.

ITEM 16A. AUDIT COMMITTEE FINANCIAL EXPERT

     Our fiscal council currently includes an “audit committee financial expert” within the meaning of this Item 16A. Our fiscal council has determined that Ismael Campos de Abreu is our fiscal council financial expert. Mr. Abreu’s biographical information is included in “Item 6. Directors, Senior Management and Employees—Directors and Senior Management—Fiscal Council.” Mr. Abreu is independent, as that term is defined in Rule 303A.02 of the New York Stock Exchange’s Listed Company Manual.

ITEM 16B. CODE OF ETHICS

     We have adopted a code of ethics that applies to members of our board of directors, fiscal council and board of executive officers, as well as to our other employees. A copy of our code of ethics may be found on our website at www.braskem.com.br. The information included on our website or that might be accessed through our website is not included in this annual report and is not incorporated into this annual report by reference.

ITEM 16C. PRINCIPAL ACCOUNTANT FEES AND SERVICES

Audit and Non-Audit Fees

     The following table sets forth the fees billed to us by our independent registered public accounting firm, PricewaterhouseCoopers Auditores Independentes, during the fiscal years ended December 31, 2008 and 2007.

	Year ended December 31,
	2008	2007
	(in millions of reais)
Audit fees(1)	R$ 11.9	R$ 7.0
Audit-related fees(2)	1.6	0.1
Tax fees(3)	1.0	0.5
All other fees	—	—
Total fees	R$ 14.5	R$ 7.6

(1)	Audit fees consist of the aggregate fees billed by PricewaterhouseCoopers Auditores Independentes in connection with the audit of our annual financial statements, interim audits, interim reviews of our quarterly financial information, issuance of comfort letters, procedures as related to audit of income tax provisions and related reserves in connection with the audit and review of financial statements and review of documents filed with the CVM and the SEC.

(2)	Audit-related fees consist of the aggregate fees billed by PricewaterhouseCoopers Auditores Independentes for internal control reviews.

(3)	Tax fees consist of the aggregate fees billed by PricewaterhouseCoopers Auditores Independentes for tax compliance reviews.

Pre-Approval Policies And Procedures

     Our fiscal council and board of directors have approved an Audit and Non-Audit Services Pre-Approval Policy that sets forth the procedures and the conditions pursuant to which services proposed to be performed by our independent auditors may be pre-approved. This policy is designed to (1) provide both general pre-approval of certain types of services through the use of an annually established schedule setting forth the types of services that have already been pre-approved for a certain year and, with respect to services not included in an annual schedule, special pre-approval of services on a case by case basis by our fiscal council and our independent auditors, and (2) assess compliance with the pre-approval policies and procedures. Our management periodically reports to our fiscal council the nature and scope of audit and non-audit services rendered by our independent auditors and is also required to report to our fiscal council any breach of this policy of which our management is aware.

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

     We do not believe that our reliance on this general exemption will materially adversely affect the ability of our fiscal council to act independently and to satisfy the other requirements of the listing standards relating to audit committees contained in Rule 10A-3 under the Exchange Act.

ITEM 16E. PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

			Total Number of
			Share Purchased	Maximum Number
	Total		as Part of	of Shares that may
	Number of	Average	Publicly	yet be Purchased
	Shares	Price Paid	Announced Plans	Under the Plans or
Period	Purchased	Per Share	or Programs	Programs (1)
January 1 through January 31, 2008	—	—	—	—
February 1 through February 28, 2008	—	—	—	—
March 1 through March 31, 2008	—	—	—	19,862,411
April 1 through April 30, 2008	—	—	—	19,862,411
May 1 through May 31, 2008 (2)	3,624,411	R$ 13.39	1,306,500	18,555,911
June 1 through June 30, 2008	362,500	R$ 13.09	1,669,000	18,193,411
July 1 through July 31, 2008 (3)	4,029,090	R$ 13.32	2,135,300	17,727,111
August 1 through August 31, 2008	2,944,500	R$ 12.37	5,079,800	14,782,611
September 1 through September 30, 2008	2,191,200	R$ 10.06	7,271,000	12,591,411
October 1 through October 31, 2008	1,343,500	R$ 8.67	8,614,500	11,247,911
November 1 through November 30, 2008	1,072,100	R$ 6.72	9,686,600	10,175,811
December 1 through December 31, 2008	412,900	R$ 6.16	10,099,500	9,762,911
Total	15,980,201	R$ 11.69	10,099,500	9,762,911

(1)	On February 19, 2008, we announced that our board of directors had authorized a share repurchase program under which we were authorized to repurchase up to 19,862,411 class A preferred shares at market prices over the BM&FBOVESPA at any time and from time to time following the commencement of this share repurchase program and prior to the first anniversary of the commencement of this share repurchase program. The commencement of this share repurchase program was made contingent on the approval of the cancellation of 16,595,000 class A preferred shares held in the company’s at an extraordinary shareholders’ meeting held on March 6, 2008. Shares that were repurchased are being held in treasury and may be resold or cancelled.

(2)	Includes (1) 1,306,500 class A preferred shares purchased under our share repurchase program at an average price per share of R$13.19, and (2) 2,108,823 common shares and 209,088 class B preferred shares acquired from shareholders dissenting from the shareholders vote on March 26, 2008 ratifying the Ipiranga Transaction at an average price per share of R$13.50

(3)	Includes (1) 466,300 class A preferred shares purchased under our share repurchase program at an average price per share of R$11.92, and (2) 3,562,590 common shares and 200 class B preferred shares acquired from shareholders dissenting from the shareholders vote on May 30, 2008 approving the exchange of shares transaction among Braskem, Petroquisa and Grust at an average price per share of R$13.50.

ITEM 16F. CHANGE IN REGISTRANT’S CERTIFYING ACCOUNTANT Not Applicable. ITEM 16G. CORPORATE GOVERNANCE

     On November 4, 2003, the SEC approved the final corporate governance rules established by the NYSE. According to these rules, foreign private issuers that are listed on the NYSE, such as Braskem, are subject to a more limited set of corporate governance requirements than those imposed on U.S. domestic issuers. As a foreign private issuer, Braskem must comply with the following four requirements imposed by the NYSE:

  Braskem must satisfy the audit committee requirements of Rule 10A-3 under the Exchange Act;
  Braskem’s Chief Executive Officer must promptly notify the NYSE in writing if any executive officer of Braskem becomes aware of any material non-compliance with any of the applicable NYSE corporate governance rules;
  Braskem must provide a brief description of any significant ways in which Braskem’s corporate governance practices differ from those required to be followed by U.S. domestic issuers under the NYSE corporate governance rules; and
  Braskem must submit an executed written affirmation annually to the NYSE and an interim written affirmation to the NYSE each time a change occurs to Braskem’s board of directors or any committees of Braskem’s board of directors that are subject to Section 303A, in each case in the form specified by the NYSE.

Significant Differences

     The significant differences between Braskem’s corporate governance practices and the NYSE’s corporate governance standards are mainly due to the differences between the U.S. and Brazilian legal systems. Braskem must comply with the corporate governance standards set forth under the Brazilian Corporation Law, the rules of the CVM and the applicable rules of the BM&FBOVESPA, as well as those set forth in Braskem’s bylaws.

     The significant differences between Braskem’s corporate governance practices and the NYSE’s corporate governance standards are set forth below.

Independence of Directors and Independence Tests

     In general, the NYSE corporate governance standards require listed companies to have a majority of independent directors and set forth the principles by which a listed company can determine whether a director is independent. However, under the NYSE corporate governance standards, a listed company (whether U.S or foreign) of which more than 50% of the voting power is held by another company (a “controlled company”), need not comply with the following NYSE corporate governance standards:

  A controlled company need not have a majority of independent directors;
  A controlled company need not have a nominating/corporate governance committee composed of independent directors with a charter that complies with the NYSE corporate governance rules; and

  A controlled company need not have a compensation committee composed of independent directors with a charter that complies with the NYSE corporate governance rules.

     Because a majority of the voting power of Braskem’s capital stock is directly controlled by Odebrecht, Braskem is a controlled company, and would therefore not be required to have a majority of independent directors if it were a U.S. domestic issuer.

     Although Brazilian Corporation Law and Braskem’s by-laws establish rules in relation to certain qualification requirements of its directors, neither Brazilian Corporation Law nor Braskem’s by-laws require that Braskem have a majority of independent directors nor require Braskem’s board of directors or management to test the independence of Braskem’s directors before such directors are appointed.

Executive Sessions

     The NYSE corporate governance standards require non-management directors of a listed company to meet at regularly scheduled executive sessions without management.

     According to the Brazilian Corporation Law, up to 1/3 of the members of Braskem’s board of directors can be elected to management positions. The remaining non-management directors are not expressly empowered to serve as a check on Braskem’s management, and there is no requirement that those directors meet regularly without management. Notwithstanding the foregoing, Braskem’s board of directors consists entirely of non-management directors, and therefore Braskem believes it would be in compliance with this NYSE corporate governance standard.

Nominating/Corporate Governance and Compensation Committees

     The NYSE corporate governance standards require that a listed company have a nomination/corporate governance committee and a compensation committee, each composed entirely of independent directors and each with a written charter that addresses certain duties. However, as a controlled company, Braskem would not be required to comply with these requirements if it were a U.S. domestic company.

     Braskem is not required under Brazilian law to have, and accordingly does not have, a nominating/corporate governance committee. Currently, all of Braskem’s directors are nominated by certain of its shareholders, including Odebrecht, pursuant to shareholders agreements and Braskem’s Bylaws.

     Braskem is not required under Brazilian law to have a compensation committee. However, Braskem has a personnel and organization committee, which is a subcommittee of its board of directors which is responsible for, among other things, analyzing proposals and making recommendations to Braskem’s board of directors with respect to the total compensation paid to Braskem’s management, including Braskem’s chief executive officer. This committee, however, does not evaluate the performance of the chief executive officer in light of corporate goals and objectives. Under Brazilian Corporation Law, Braskem’s shareholders establish the aggregate compensation of its directors and executive officers, including benefits and allowances, at a general shareholder’s meeting based on the recommendation of Braskem’s board of directors.

Audit Committee and Audit Committee Additional Requirements

     The NYSE corporate governance standards require that a listed company have an audit committee with a written charter that addresses certain specified duties and that is composed of at least three members, all of whom satisfy the independence requirements of Rule 10A-3 under the Exchange Act and Section 303A.02 of the NYSE’s Listed Company Manual.

     As a foreign private issuer that qualifies for the general exemption from the listing standards relating to audit committees set forth in Section 10A-3(c)(3) under the Exchange Act, Braskem is not subject to the independence requirements of the NYSE corporate governance standards. See “Item 16D. Exemptions From The Listing Standards For Audit Committees.”

Shareholder Approval of Equity Compensation Plans

     The NYSE corporate governance standards require that shareholders of a listed company must be given the opportunity to vote on all equity compensation plans and material revisions thereto, subject to certain exceptions.

     Under Brazilian Corporation Law, shareholder pre-approval is required for the adoption and revision of any equity compensation plans. Braskem does not currently have and does not currently expect to implement any equity compensation plans.

Corporate Governance Guidelines

     The NYSE corporate governance standards require that a listed company must adopt and disclose corporate governance guidelines that address certain minimum specified standards which include: (1) director qualification standards; (2) director responsibilities; (3) director access to management and independent advisors; (4) director compensation; (5) director orientation and continuing education; (6) management succession; and (7) annual performance evaluation of the board of directors.

     Braskem has adopted the BM&FBOVESPA’s corporate governance rules for Level 1 companies and must also comply with certain corporate governance standards set forth under Brazilian Corporation Law. See “Item 9. The Offer and the Listing—Regulation of Brazilian Securities Markets—BM&FBOVESPA Corporate Governance Standards.” The Level 1 rules do not require Braskem to adopt and disclose corporate governance guidelines covering the matters set forth in the NYSE’s corporate governance standards. However, certain provisions of Brazilian Corporation Law that are applicable to Braskem address certain aspects of director qualifications standards and director responsibilities.

Code of Business Conduct and Ethics

     The NYSE corporate governance standards require that a listed company must adopt and disclose a code of business conduct and ethics for directors, officers and employees and promptly disclose any waivers of the code for directors or officers. Each code of business conduct and ethics should address the following matters: (1) conflicts of interest; (2) corporate opportunities; (3) confidentiality; (4) fair dealing; (5) protection and proper use of company assets; (6) compliance with laws, rules and regulations (including insider trading laws); and (7) encouraging the reporting of any illegal or unethical behavior.

     Although the adoption of a code of ethics is not required by Brazilian law, Braskem has adopted a code of ethics applicable to its directors, officers and employees, which addresses each of the items listed above. Braskem’s code of ethics is available on Braskem’s website at www.braskem.com.br. The information included on our website or that might be accessed through our website is not included in this annual report and is not incorporated into this annual report by reference. No waivers of the provisions of the code of ethics are permitted, except that the restrictions on outside activities do not apply to Braskem’s directors and members of its fiscal council.

(b) List of Exhibits
Exhibit Number	Exhibit

1.01	By-laws, as amended through May 30, 2008 (English translation).

2.01	Amended and Restated Deposit Agreement, dated as of March 3, 2008, among Braskem S.A., The Bank of New York and all and all Owners and holders from time to time of American Depositary Shares issued thereunder (incorporated by reference to Exhibit 1 to Form F-6 of Braskem S.A. filed on February 22, 2008).

2.02	The total amount of long-term debt securities of our company and its subsidiaries under any one instrument does not exceed 10% of the total assets of our company and its subsidiaries on a consolidated basis. We agree to furnish copies of any or all such instruments to the SEC upon request.

3.01	Shareholders Agreement of Braskem S.A., dated as of May 30, 2008, among Odebrecht S.A., Nordeste Química S.A. – Norquisa, Petrobras Quimica S.A. – Petroquisa and Petróleo Brasileiro S.A. – Petrobras, and, as an intervening party, Braskem S.A. (English translation)(incorporated by reference to Form 6-K of Braskem S.A. filed on June 3, 2008).

3.02	Memorandum of Understanding Regarding Shareholders Agreement, dated July 20, 2001, among Odebrecht Química S.A., Petroquímica da Bahia S.A., PETROS—Fundação Petrobras de Seguridade Social and PREVI—Caixa de Previdéncia dos Funcionários do Banco do Brasil (English translation) (incorporated by reference to Exhibit 3.05 to Form 20-F of Braskem S.A. filed on June 30, 2003).

3.03	Shareholders’ Agreement Entered into between the Controlling Shareholders of Trikem S.A. and BNDES Participações S.A. – BNDESPAR, with Trikem S.A acting as Intervening Party (English translation) (incorporated by reference to Exhibit 3.3 to Form 20-F of Braskem S.A. filed on June 30, 2008).

3.04	Fourth Addendum to the Shareholders’ Agreement Entered into between the Controlling Shareholders of Trikem S.A. and BNDES Participações S.A. – BNDESPAR (English translation)(incorporated by reference to Exhibit 3.4 to Form 20-F of Braskem S.A. filed on June 30, 2008).

4.01	Investment Agreement by and among Braskem S.A., Odebrecht S.A., Nordeste Química S.A.– Norquisa, Petróleo Brasileiro S.A. – Petrobras and Petrobras Petroquimica S.A. – Petroquisa, dated November 30, 2007 (English summary)(incorporated by reference to Exhibit 4.09 to Form 20-F of Braskem S.A. filed on June 30, 2008).

4.02	First Amendment dated May 14, 2008 to the Investment Agreement by and among Braskem S.A., Odebrecht S.A., Nordeste Química S.A. – Norquisa, Petróleo Brasileiro S.A. – Petrobras and Petrobras Petroquimica S.A. – Petroquisa (English summary)(incorporated by reference to Exhibit 4.10 to Form 20-F of Braskem S.A. filed on June 30, 2008).

4.03	Protocol and Justification of Merger of Shares issued by Grust Holdings S.A. into Braskem S.A. dated May 14, 2008 (English translation)(incorporated by reference to Exhibit 4.11 to Form 20-F of Braskem S.A. filed on June 30, 2008).

4.04	Protocol and Justification of Merger of Petroquímica Triunfo S.A. into Braskem S.A. dated April 7, 2009 (English translation)(incorporated by reference to Form 6-K of Braskem S.A. filed on April 15, 2009).

4.05	Braskem S.A. Long-Term Incentive Plan (English translation)(incorporated by reference to Exhibit 4.23 to Form 20-F of Braskem S.A. filed on June 23, 2006).

4.06	Amendment and Restatement of Section 7 of Braskem’s Long-Term Incentive Plan, adopted at Extraordinary Shareholder’s Meeting on April 7, 2006 (English translation)(incorporated by reference to Exhibit 4.24 to Form 20-F of Braskem S.A. filed on June 23, 2006).

8.01	List of subsidiaries (incorporated by reference to note 4 to our audited consolidated financial statements included elsewhere in this annual report).

12.01	Certification of Principal Executive Officer dated June 29, 2005 pursuant to Exchange Act Rules 13a-15(e) and 15d-15(e).

12.02	Certification of Principal Financial Officer dated June 29, 2005 pursuant to Rules 13a-15(e) and 15d-15(e).

13.01	Certifications of Principal Executive Officer and Principal Financial Officer dated June 29, 2005 pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

SIGNATURES

     The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

July 14, 2009

BRASKEM S.A.
By:
Name:	Bernardo Gradin
Title:	Chief Executive Officer

MANAGEMENT’S REPORT ON INTERNAL CONTROLS OVER FINANCIAL REPORTING

The management of Braskem S.A. ("Braskem" or the "Company"), including the CEO and CFO, is responsible for establishing and maintaining adequate internal controls over financial reporting.

The Company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. The Company's internal control over financial reporting includes those policies and procedures that (a) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the Company; (b) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the Company are being made only in accordance with authorizations of management and directors of the Company; and (c) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of the Company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of the effectiveness of internal control to future periods are subject to the risk that controls may become inadequate because of changes in conditions, and that the degree of compliance with the policies or procedures may deteriorate.

Braskem's management has assessed the effectiveness of the Company's internal controls over financial reporting as of December 31, 2008 based on the criteria established in Internal Control - "Integrated Framework" issued by the Committee of Sponsoring Organizations of the Treadway Commission ("COSO") and, based on such criteria, Braskem's management has concluded that, as of December 31, 2008, the Company's internal control over financial reporting is effective.

The effectiveness of the Company's internal control over financial reporting as of December 31, 2008 has been audited by PricewaterhouseCoopers Auditores Independentes, an independent registered public accounting firm, as stated in their report which appears herein.

By:	Bernardo Afonso de Almeida Gradin	Chief Executive Officer
	Carlos José Fadigas de Souza Filho	Chief Financial Officer

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholders of Braskem S.A.

In our opinion, the accompanying consolidated balance sheets and the related consolidated statements of operations, of changes in shareholders' equity, of cash flows and of value added present fairly, in all material respects, the financial position of Braskem S.A. and its subsidiaries at December 31, 2008 and 2007, and the results of their operations, their cash flows and their value added for each of the three years in the period ended December 31, 2008, 2007 and 2006, in conformity with accounting practices adopted in Brazil. Also in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2008, based on criteria established in Internal Control - Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). The Company's management is responsible for these financial statements, for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying "Management's Report on Internal Control Over Financial Reporting". Our responsibility is to express opinions on these financial statements and on the Company's internal control over financial reporting based on our integrated audits. We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement and whether effective internal control over financial reporting was maintained in all material respects. Our audits of the financial statements included examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. Our audits of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audits also included performing such other procedures as we considered necessary in the circumstances. We believe that our audits provide a reasonable basis for our opinions.

Accounting practices adopted in Brazil vary in certain significant respects from accounting principles generally accepted in the United States of America ("US GAAP"). Information relating to the nature and effect of such differences is presented in Note 32 to the consolidated financial statements.

A Company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A Company's internal control over financial reporting includes those policies and procedures that (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the Company; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the Company are being made only in accordance with authorizations of management and directors of the Company; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the Company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

As indicated in Note 3.1, due to modifications in accounting practices adopted in Brazil during 2008, the financial information relating to the previous years, presented for comparison purposes, was retrospectively revised in accordance with NPC 12 – Accounting Practices, Changes in the Accounting Estimates and Error Correction.

Salvador, Brazil, July 14, 2009.

PricewaterhouseCoopers Auditores Independentes
CRC 2SP000160/O-5

Braskem S.A. and Its Subsidiaries
Consolidated Balance Sheets at December 31
In millions of reais
Assets	2008	2007
		Retrospectively
		revised
Current assets
Cash and cash equivalents (Note 4)	2,611.6	1,890.1
Other investments (Note 5)	337.0	248.7
Trade accounts receivable (Note 6)	996.2	1,497.0
Inventories (Note 7)	2,948.1	2,264.3
Investment held for sale (Note 1(c)(ix))		136.7
Taxes recoverable (Note 9)	610.7	310.3
Deferred income tax and social contribution (Note 18(b))	59.6	85.8
Prepaid expenses	65.8	72.5
Other receivables	123.1	113.7
	7,752.1	6,619.1
Non-current assets
Long-term receivables		-
Other investments (Note 5)	11.6	119.8
Trade accounts receivable (Note 6)	47.1	41.9
Inventories (Note 7)	20.6	22.8
Taxes recoverable (Note 9)	1,201.8	1,175.0
Deferred income tax and social contribution (Note 18(b))	654.5	395.5
Judicial deposits and compulsory loan (Note 10)	120.1	107.7
Related parties (Note 8)	45.9	48.5
Other assets	46.1	47.9
	2,147.7	1,959.1
Permanent assets
Investments
Jointly-controlled companies		6.9
Advances for acquisition of investments (Note 11(c))		1,028.0
Associated companies (Note 11)	23.0	24.5
Other investments	13.8	13.8
Property, plant and equipment (Note 12)	10,278.4	8,404.1
Intangible assets, including goodwill (Note 13)	2,378.7	2,614.6
Deferred charges (Note 14)	108.2	110.6
	12,802.1	12,202.5
Total assets	22,701.9	20,780.7
The accompanying notes are an integral part of these financial statements

Braskem S.A. and Its Subsidiaries
Consolidated Balance Sheets at December 31
In millions of reais
Liabilities and shareholders' equity	2008	2007
		Retrospectively
		revised
Current liabilities
Suppliers	4,906.7	2,935.1
Loans and financing (Note 15)	2,120.0	1,068.4
Debentures (Note 16)	26.3	111.6
Salaries and payroll charges	218.1	260.8
Taxes, charges and contributions	105.6	161.8
Hedge operations (Note 23)	31.5
Income tax and social contribution	0.3	15.4
Interest on own capital and dividends payable (Note 21(f))	6.6	307.9
Advances from customers	49.0	23.5
Creditors for investment acquisition (Notes 1(c)(vi) and 11(c))		881.0
Other liabilities	141.1	124.6
	7,605.2	5,890.1
Non-current liabilities
Suppliers	18.7	29.7
Loans and financing (Note 15)	9,039.8	6,401.9
Debentures (Note 16)	800.0	800.0
Hedge operations (Note 23)	77.9
Taxes and contributions (Note 17)	1,231.2	1,145.8
Long-term incentives (Note 20)	10.4	4.9
Deferred income tax and social contribution (Note 18 (b))	23.3	64.4
Private pension plans (Note 29)	20.0	35.7
Other liabilities	195.6	131.7
	11,416.9	8,614.1
Minority interests		598.0
Shareholders' equity (Note 21)
Capital	5,375.8	4,641.0
Capital reserves	396.1	396.8
Fair-value adjustments	(102.1)
Treasury shares		(257.6)
Revenue reserves		1,075.2
Accumulated deficit	(1,990.0)	(176.9)
	3,679.8	5,678.5
Total liabilities and shareholders' equity	22,701.9	20,780.7

The accompanying notes are an integral part of these financial statements

Braskem S.A. and Its Subsidiaries
Consolidated Statements of Operations at December 31
In millions of reais
	2008	2007	2006
		Retrospectively revised	Retrospectively revised
Gross sales
Domestic market	18,736.3	17,912.6	13,028.4
Foreign market	4,284.1	4,524.8	3,516.9
Taxes, freight and returns on sales	(5,060.9)	(4,794.9)	(3,552.6)
Net sales revenue	17,959.5	17,642.5	12,992.7
Cost of sales and services rendered	(15,140.8)	(14,331.4)	(10,759.2)
Gross profit	2,818.7	3,311.1	2,233.5
Operating expenses (income)
Selling	492.7	554.2	399.0
General and administrative	674.4	684.5	552.4
Depreciation and amortization	543.6	486.6	363.3
Other operating income, net (Note 25)	(86.0)	(131.5)	(186.1)
	1,624.7	1,593.8	1,128.6
Operating profit before equity accounting and financial income	1,194.0	1,717.3	1,104.9
Equity accounting
Equity in the results of investees	(10.9)	(0.1)	0.8
Amortization of (goodwill)/negative goodwill, net	(40.4)	(74.0)	(25.5)
Reversal of (provision) for loss	(9.7)	(0.9)	20.5
Other	(2.7)	10.4	7.5
	(63.7)	(64.6)	3.3
Financial income (expenses) (Note 24)
Financial expenses	(4,403.1)	212.1	(1,097.9)
Financial income	718.6	(588.8)	159.5
	(3,684.5)	(376.7)	(938.4)
Operating profit (loss)	(2,554.2)	1,276.0	169.8
Other income and expenses, net (Note 26)	(158.7)	(67.2)	7.1

Braskem S.A. and Its Subsidiaries
Consolidated Statements of Operations at December 31
In millions of reais
	2008	2007	2006
Profit before income tax and social contribution	(2,712.9)	1,208.8	176.9
Income tax and social contribution
Current	(23.6)	(224.1)	(76.2)
Deferred	301.8	(103.3)	123.7
Income (loss) before minority interests	(2,434.7)	881.4	224.4
Statutory employees' profit sharing	(18.9)	(18.7)	-
Minority interests	(38.5)	(240.9)	(1.6)
Net income (loss) for the year	(2,492.1)	621.8	222.8
Shares outstanding at the end of the year (thousands)	507,541	432,838	356,039
Net income (loss) per share at year end - R$	(4.9101)	1.4366	0.6260

Braskem S.A. and Its Subsidiaries
Statements of Changes in Shareholders' Equity
In millions of reais
		Capital reserves			Revenue reserves
	Capital	Tax incentives	Other	Legal reserve	Tax incentives	Profit retention	Fair value adjustments	Treasury shares	(Accumulated deficit )	Total
At December 31, 2005 as originally presented	3,403.0	396.2	0.6	68.9	-	780.4	-	(15.0)	(98.3)	4,535.8
Adjustments in opening balances as result of
application of changes in accounting practices
introduced by Law 11,638 (Note 3.1)	-	-	-	-	-	-	-	-	(212.9)	(212.9)
Adjusted balances at January 1, 2006	3,403.0	396.2	0.6	68.9	-	780.4	-	(15.0)	(311.2)	4,322.9
Capital increase (Note 21 (a))	105.3	-	-	-	-	-	-	-	-	105.3
Repurchase of shares (Note 21 (d))	-	-	-	-	-	-	-	(240.6)	-	(240.6)
Effect of change in accounting practice	-	-	-	-	-	-	-	-	(164.9)	(164.9)
Transfer from reserve to offset prior year
adjustments	-	-	-	-	-	(164.9)	-	-	164.9	-
Net income for the year	-	-	-	-	-	-	-	-	222.8	222.8
Appropriations									-
Legal reserve	-	-	-	3.9	-	-	-	-	(3.9)	-
Tax incentives reserve (Note 21 (c))	-	-	-	-	11.9	-	-	-	(11.9)	-
Proposed dividends (Note 21 (f))	-	-	-	-	-	-	-	-	(36.9)	(36.9)
Transfer to profit retention reserve	-	-	-	-	-	60.5	-	-	(60.5)
Adjusted balances at January[1], 2007	3,508.3	396.2	0.6	72.8	11.9	676.0	-	(255.6)	(201.6)	4,208.6
Capital increase (Note 21 (a) (d))	1,132.7	-	-	-	-	-	-	(2.0)	-	1,130.7
Dividends not redeemed and expired	-	-	-	-	-	-	-	-	0.3	0.3
Transfer to reserve	-	-	-	-	-	0.2	-	-	(0.2)	-
Fair value adjustments (Note 21 (g))	-	-	-	-	-	-	-	-	(4.4)	(4.4)
Net income for the year	-	-	-	-	-	-	-	-	621.8	621.8
Appropriations
Legal reserve	-	-	-	27.2	-	-	-	-	(27.2)	-
Tax incentives reserve (Note 21 (c))	-	-	-	-	49.5	-	-	-	(49.5)	-
Proposed dividends (Note 21 (f))	-	-	-	-	-	-	-	-	(278.5)	(278.5)
Transfer to profit retention reserve (Note 21 (f))	-	-	-	-	-	237.6	-	-	(237.6)	-
At December 31, 2007	4,641.0	396.2	0.6	100.0	61.4	913.8	-	(257.6)	(176.9)	5,678.5
Capital increase (Note 21 (a))	734.8	-	-	-	-	-	-	-		734.8
Dividends not redeemed and expired	-	-	-	-	-	-	-	-	0.3	0.3
Repurchase of shares (Note 21 ( d))	-	-	-	-	-	-	-	(186.8)	-	(186.8)
Cancellation of shares (Note 21 (d))	-	-	-	-	-	(444.4)	-	444.4	-	-
Reversal of tax incentives (Note 21 (c))	-	(0.7)	-	-	-	-	-	-	-	(0.7)
Fair value adjustments (Note 21 (g))	-	-	-	-	-	-	(102.1)	-	-	(102.1)
Loss for the year	-	-	-	-	-	-	-	-	(2,492.1)	(2,492.1)
Appropriations
Profit retention reserve (Note 21 (e))	-	-	-	-	-	(469.4)	-	-	469.4	-
Tax incentive reserve (Note 21 (c))	-	-	-	-	(61.4)	-	-	-	61.4	-
Legal reserve (Note 21 (f))	-	-	-	(100.0)	-	-	-	-	100.0	-
Others	-	-	-	-	-	-	-	-	47.9	47.9
At December 31, 2008	5,375.8	395.5	0.6	-	-	-	(102.1)	-	(1,990.0)	3,679.8
The accompanying notes are an integral part of these financial statements.

Braskem S.A. and Its Subsidiaries
Consolidated Statements of Cash Flow
Years Ended December 31
In millions of reais
	2008	2007	2006
Net income (loss) for the year	(2,492.1)	621.8	222.9
Adjustment to reconcile net income to cash provided
Depreciation, amortization and depletion	1,224.3	1,178.9	908.3
Amortization of goodwill, net	40.4	74.0	25.5
Equity in results of associated companies	10.9	0.1	(0.8)
Adjustments to realization value of investments	2.7	(11.6)	(11.7)
Loss on disposal and impairment of permanent assets	48.0	30.0	1.4
Exclusion of the gain on assignment of right of use among associated companies	35.8	-	-
Interest and monetary and exchange variations, net	3,275.1	(78.2)	(1.3)
Minority interest	38.5	240.9	1.6
Tax recovery		(110.1)	(94.5)
Deferred tax expense (benefit)	(301.8)	103.3	(123.7)
Other	1.8	1.5	7.0
	1,883.6	2,050.6	934.7
Cash generation before changes in operating working capital	1,883.6	2,050.6	934.7
Decrease (increase) in assets
Other investments	79.3	253.9	(347.1)
Trade accounts receivable	492.8	220.3	53.9
Inventories	(681.7)	28.3	(148.2)
Taxes recoverable	(205.3)	313.5	(151.6)
Prepaid expenses	7.3	48.4	(56.7)
Dividends received	8.8	2.0	2.0
Judicial deposits	(12.5)	(17.1)	(54.0)
Other receivables	(7.0)	58.0	19.4
Increase (decrease) in liabilities
Suppliers	1,962.4	286.2	382.2
Taxes and contributions payable	40.8	45.1	(66.5)
Tax incentives	5.6	53.1	32.4
Advances from customers	25.6	(12.2)	(24.4)
Other liabilities	(27.3)	(7.6)	133.3
Cash arising from transactions	3,572.4	3,322.5	709.4
Interest paid	(572.1)	(470.6)	(716.0)
Income taxes and contributions payable	(121.0)	(377.4)	(311.0)
Net cash provided by operating activities	2,879.3	2, 474.5	(317.6)
Proceeds from sale of permanent assets	250.2	28.8	0.9
Acquisitions of subsidiaries	(594.9)	(1,151.7)	(213.9)
Acquisitions of property, plant and equipment	(1,404.2)	(1,277.2)	(889.7)
Acquisitions of intangible asset	(278.1)	(1,155.4)
Deferred charges	(56.6)	(23.6)	(40.3)
Capitalized interest	(71.1)	(70.4)	(63.3)
Net cash used in investing activities	(2,154.7)	(3,649.5)	(1,206.3)
Short-term debt
Issuances	2,659.3	4,339.5	2,793.5
Repayment	(5,164.7)	(5,895.8)	(2,897.8)
Long-term debt
Issuances	4,330.4	3,579.8	2,235.8
Repayment	(1,353.0)	(399.6)	(659.1)
Related parties
Issuances		2.0	0.2
Repayment		(5.9)	(4.1)
Dividends paid to shareholders and minorities	(301.0)	(43.8)	(343.4)
Share issuance	1.7	1.5	5.4
Repurchase of shares	(186.8)	(60.2)	(192.7)
Other	11.0	0.5	(2.5)
Net cash provided by (used in) financing activities	(3.1)	1,518.0	935.3
Increase (decrease) in cash and cash equivalents	721.5	343.0	(588.6)
Represented by
Cash and cash equivalents, at the beginning of the year	1,890.1	1,547.1	2,135.7
Cash and cash equivalents, at the end of the year	2,611.6	1,890.1	1,547.1
Increase (decrease) in cash and cash equivalents	721.5	343.0	(588.6)
Supplemental information
Cash and cash equivalents (according to IAS 7)
Cash and cash equivalents, at the beginning of the period	1,024.6	667.2	531.8
Cash and cash equivalents, at the end of the period	751.9	1,024.6	667.2

Braskem S.A. and Its Subsidiaries

Notes to the Consolidated Financial Statements
at December 31, 2008, 2007 and 2006
All amounts in millions of reais, unless otherwise indicated

Major non-cash transactions 2008, 2007 and 2006

(i) Issue of Company shares and use of treasury shares to acquire minority interests in its subsidiaries made in three separate steps (See Notes 1(c) (ii) and (v) for the dates of the acquisitions) affecting minority interests and share capital in the amount of R$ 19.2 and R$ 105.3 for Politeno and Polialden respectively.

2007

(ii)	Conversion of debentures into shares in the amount of R$ 1,113.6 under Brazilian GAAP (Note 21 (a)).

(iii)	Advance to Ultrapar as a result of the acquisition of preferred shares held by minority shareholders of companies acquired in the amount of R$ 633.5 under Brazilian GAAP. (Note 11(c)).

2007 and 2006

(iv)       Acquisition of Politeno shares settled in November 2007 in the amount of R$ 247.5.

Braskem S.A. and Its Subsidiaries
Consolidated Statements of Value Added
Years Ended December 31
In millions of reais
			Consolidated
	2008	2007	2006
		Retrospectively revised	Retrospectively revised
1. Revenues	22,685.6	22,203.0	16,653.9
Sales of goods, products and services	22,730.9	22,151.6	16,510.7
Other revenues (expenses) net	(33.1)	64.2	193.9
Allowance for doubtful accounts – expense	(12.2)	(12.9)	(50.7)
2. Inputs acquired from third parties (including ICMS, IPI, PIS and COFINS)	(20,474.6)	(18,098.1)	(13,876.0)
Costs of goods, products and services sold	(18,998.5)	(16,598.5)	(12,612.7)
Materials, electric power, services from third parties and others	(1,411.8)	(1,499.7)	(1,263.3)
Loss on assets	(64.3)
3. Gross value added (1-2)	2,211.0	4,104.9	2,777.9
4. Depreciation, amortization and depletion	(1,224.3)	(1,178.9)	(908.4)
5. Net value added produced by the Company (3-4)	986.7	2,926.0	1,869.5
6. Value added received in transfer	654.9	(653.4)	53.7
Equity in results of investees	(10.9)	(0.1)	(28.9)
Financial income	718.6	(588.8)	82.6
Others	(52.8)	(64.4)
7. Total value added to be distributed (5+6)	1,641.6	2,272.6	1,923.2
8. Distribution of value added	1,641.6	2,272.6	1,923.2
Personnel	561.8	588.8	517.9
Direct remuneration	439.2	491.7	406.9
Benefits	84.5	67.7	12.9
Employment Compensation Guarantee Fund (F.G.T.S)	38.1	29.5	98.0
Taxes and contributions	(911.8)	1,040.8	164.5
- Federal	94.7	1,478.5	524.2
- State	(1,017.5)	(444.0)	(368.7)
- Municipal	10.9	6.2	9.0
Remuneration of third parties’ capital	4,445.2	(219.6)	1,011.1
Interest	4,351.0	(336.5)	897.2
Rental	94.2	116.8	113.9
Remuneration of Shareholders’ Equity	(2,453.6)	862.7	229.6
- Interest on Shareholders’ Equity /Dividends		278.5	36.9
- Loss for the year and accumulated balances	(2,492.1)	(78.5)
Minority interest in retained profits	38.5	240.9	1.6
Legal reserve		27.3	3.9
Profit retention		241.8	60.5
Tax incentives		49.5	28.0
Adjustments from Law 11.638		103.2	98.7

Braskem S.A. and Its Subsidiaries

Notes to the Consolidated Financial Statements at December 31, 2008, 2007 and 2006
All amounts in millions of reais, unless otherwise indicated

1	Operations

	(a)	Braskem S.A. ("Braskem") and its subsidiaries, including its jointly-controlled companies (together, "we", "us", "our" or "the Company"), is the largest integrated petrochemical cracker and thermoplastics producer in Brazil, and produces a diversified portfolio of petrochemical products. Braskem's principal corporate objective is manufacturing, selling, importing and exporting chemical and petrochemical products and fuels, as well as producing and supplying utilities to companies in the Camaçari Petrochemical Complex, in Bahia, and the Triunfo Petrochemical Complex, in Rio Grande do Sul, Brazil and rendering of services to those companies.

The companies acquired (Note 1(c)(vi)) are considered separate segments, resulting in a total of four business units: Basic Petrochemicals; Polyolefins; Vinyls; and IQ Soluções & Química S.A..

	(b)	In May 2007, Braskem announced the deactivation of the DMT production unit and the temporary suspension of production of PET, both established at the Petrochemical Complex of Camaçari. On the occasion, a study was initiated for the possible retaking of production of PET from a new technological route that would guarantee competitive costs for the polyester chain in Brazil. Part of the equipment of the DMT unit has been used by other plants of the Company and part of it has been intended for disposal as scrap. The net book value of the goods for disposal has decreased against the result of the year ended 2007 (Note 12).

In December 2008, the Company announced the business withdrawal of PET in view of the fact that the studies initiated in 2007 indicated the unfeasibility of retaking the production of that resin on competitive bases. Part of the equipment of the PET unit has guaranteed use in other ventures of the Company. The net book value of the remaining assets has been taken to the result of the year ended 2008 (Note 12)

	(c)	Formation of Braskem

Since its inception on August 16, 2002, the Company has undergone a major corporate restructuring process, disclosed to the market through material event notices. The major developments during 2006, 2007 and 2008 can be summarized as follows:

	(i)	Acquisition of Politeno Indústria e Comércio S.A. ("Politeno") shares

On April 4, 2006, Braskem acquired from Suzano Petroquímica, Sumitomo Chemical and Itochu Corporation 100% of the common and preferred shares of Politeno held by those companies, which comprised 62.2% of Politeno's total share capital.

Following such acquisition, Braskem held 100% of the voting share capital and 96.16% of the total share capital of Politeno, a company located in the Northeast Petrochemical Complex, with an annual production capacity of 360 thousand metric tons of polyethylene. The initial consideration paid by Braskem was R$ 237.5 (equivalent to US$ 111.3 million), which was subject to adjustment based on the performance of the entity acquired.

Braskem S.A. and Its Subsidiaries

Notes to the Consolidated Financial Statements at December 31, 2008, 2007 and 2006
All amounts in millions of reais, unless otherwise indicated

The final amount paid for the shares was computed in November 2007, based on Politeno's average performance over the 18 months subsequent to the execution of the purchase and sale agreement, in accordance with the difference between the prices of polyethylene and those of ethylene in the Brazilian market, audited by an independent appraisal firm appointed by Braskem and the former shareholders of Politeno. The balance due by Braskem, amounting to R$ 247.5, was paid in January 2008 and as of December 31, 2007, was recorded in current liabilities, under "Creditors for investments acquisition". This provision gave rise to goodwill of R$ 174.1.

(ii) Merger of Polialden Petroquímica S.A. ("Polialden")

The Extraordinary General Meeting held on May 31, 2006 approved the merger of Polialden into the Company, through an exchange of shares and based on the book value of Polialden's shareholders' equity as of March 31, 2006, in the amount of R$ 289.9. The exchange ratio of Polialden shares for Braskem shares was determined based on the market value of shareholders' equity as of March 31, 2006, based on appraisal reports issued by an independent appraisal firm. This merger, resulted in the issuance of new shares by Braskem for the minority interests which exchanged their shares (Note 21(a)), and in a cash payment by Braskem to minority interests that did not accept the share exchange.

Preferred shares of Polialden held by third parties were exchanged for Braskem Class A preferred shares at the ratio of 33.62 Class A preferred shares of Braskem for each 1,000 preferred shares of Polialden, which corresponded to an increase of 6.76% if compared to the ratio derived from the appraisal reports of the market value of shareholders' equity.

The equity variations determined during the period from the merger base date to the completion of the merger were recorded in the statement of operations of Braskem as equity in earnings.

The balance of goodwill as of the merger date amounted to R$ 337.3 and was based on expectations of future profitability. Such amount was reclassified to intangible assets (Note 3.1 (a)(i)) after the merger. Negative goodwill after the merger was no longer related to any investment and, therefore, the amount of R$ 53.0 was written off in the statement of operations under amortization of goodwill (negative goodwill), net in 2006.

Upon the merger of Polialden, the Company's share capital was increased by R$ 105.3, through the issuance of 7,878,725 Class A preferred shares. The Company's share capital after the merger totaled R$ 3,508.3.

Braskem S.A. and Its Subsidiaries

Notes to the Consolidated Financial Statements at December 31, 2008, 2007 and 2006
All amounts in millions of reais, unless otherwise indicated

(iii)	Cinal spin-off

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

(iv)	Formation of Braskem Europe B.V.

At a meeting held on September 29, 2006 the board of directors of the Company approved the formation of an entity in The Netherlands, named Braskem Europe B.V. ("Braskem Europa"), as a limited liability partnership, with the Company as partner holding 100% of the capital.

(v)	Merger of Politeno

At the Extraordinary General Meeting held on April 2, 2007 shareholders approved the merger of Politeno, based on its shareholders' equity as of December 31, 2006, amounting to R$ 499.0. The exchange ratio of Politeno shares for Braskem shares was determined based on the companies' shareholders' equity at book value, based on appraisal reports issued by an independent appraisal firm.

The Company's share capital was increased by R$ 19.2 to R$ 3,527.4 through the issuance of 1,533,670 Class A preferred shares and now comprises 123,978,672 common, 247,154,278 Class A preferred and 803,066 Class B preferred shares.

In order to maintain the current capital structure of Braskem, comprising 1/3 common shares and 2/3 preferred shares, the conversion of 486,530 Class A preferred shares into common shares was approved.

Braskem S. A. and Its Subsidiaries

Notes to the Consolidated Financial Statements
at December 31, 2008, 2007 and 2006
All amounts in millions of reais, unless otherwise indicated

(vi) Acquisition of Ipiranga Group

On April 18, 2007 Ultrapar Participações S. A. ("Ultrapar") for itself and acting as agent for the Company and Petróleo Brasileiro - S. A. - Petrobras ("Petrobras"), acquired for R$ 2,113.1 the equivalent to 66.2% of common shares and 13.9% of preferred shares issued by Refinaria de Petróleo Rio-Grandense S. A. ("RPR), 69.2% of common shares and 13.5% of preferred shares issued by Distribuidora de Produtos de Petróleo Ipiranga S. A. ("DPPI"), and 3.8% of common shares and 0.4% of preferred shares issued by Companhia Brasileira de Petróleo Ipiranga ("CBPI"), held by the controlling shareholders of the Ipiranga Group. The Company and Petrobras paid part of the purchase price (R$ 651.9) pursuant to an agency agreement among the parties.

Pursuant to the agreement among Ultrapar, Braskem and Petrobras, the Company now controls certain petrochemical assets, represented by IQ Soluções & Química S. A. ("IQ"), Ipiranga Petroquímica S. A. ("IPQ") and IPQ's interest in Companhia Petroquímica do Sul ("Copesul"). Assets associated with oil refining operations held by RPR are shared equally by Petrobras, Ultrapar and Braskem.

Under the agency agreement, Ultrapar was responsible for carrying out a corporate reorganization of the acquired companies, with the purpose of segregating the assets assigned to each acquiring company. The stages of this process included the following:

(a) Tag-along public tender offer for the acquisition of the common shares of RPR, DPPI and CBPI.

(b) Merger of outstanding shares of RPR, DPPI and CBPI into Ultrapar.

Braskem S.A. and Its Subsidiaries

Notes to the Consolidated Financial Statements at December 31, 2008, 2007 and 2006
All amounts in millions of reais, unless otherwise indicated

(c)	Segregation of assets, as follows: (i) transfer of the petrochemical assets then held by Ultrapar, to be subsequently delivered to Braskem and Petrobras, in accordance with the agency agreement; and (ii) spin-off of CBPI in order to transfer the northern distribution assets to a subsidiary of Petrobras.

As referred to in item (a) above, on October 22, 2007 a public tender offer auction was carried out for the acquisition of outstanding common shares of DPPI and RPR, at a price per share of R$ 112.88 and R$ 107.05, respectively. The acquisition included: (i) 82% of outstanding common shares of RPR, thus increasing Ultrapar's interest in voting share capital from 61.6% to 93.1%, and (ii) 77% of outstanding common shares of DPPI, thus increasing Ultrapar's interest in voting share capital from 84.2% to 96.1%.The total amount disbursed was R$ 473.0, of which Braskem paid R$ 203.7.

Braskem S.A. and Its Subsidiaries

Notes to the Consolidated Financial Statements at December 31, 2008, 2007 and 2006
All amounts in millions of reais, unless otherwise indicated

The CBPI auction was conducted on November 8, 2007. The offer price was R$ 64.91 per share. Through a public tender offer on October 5, 2007 the Company's subsidiary EDSP58 Participações Ltda. ("EDSP58") acquired 34,040,927 common shares of Copesul for R$ 38.02 per share, representing 98.63% of the total shares eligible to participate in the offer. The financial settlement occurred on October 10, 2007 and the amount paid was approximately R$ 1,294.2, of which Braskem paid R$ 776.5. On October 18, 2007 the Brazilian Securities Commission (Comissão de Valores Mobiliários - "CVM") approved the delisting of Copesul's common shares from the São Paulo Stock Exchange - BOVESPA.

As less than 5% of Copesul's share capital remained outstanding, Copesul's board of directors negotiated directly with these shareholders and purchased their common shares, offering the same price per share that was offered in the public tender offer.

On December 6, 2007 the merger of EDSP58 into Copesul was approved. As a consequence, 35,710,357 common shares in Copesul held by EDSP58 were cancelled and Copesul's share capital was decreased by R$ 378.4, resulting in share capital at December 31, 2007 of R$ 531.6.

On June 28, 2007 Braskem's indirect subsidiary EDSP67 Participações S.A. acquired 100% of the outstanding shares of IPQ, representing 7.61% of its total share capital. Braskem paid R$ 117.9 for this acquisition. As a result of this acquisition, the CVM approved the delisting request of IPQ on July 18, 2007.

(vii)	Acquisition of shares and merger of Tegal

On April 30, 2007 Braskem acquired 3.11% and 1.06% of quotas in TEGAL - Terminal de Gases Ltda. ("Tegal"), owned by Oxiteno Nordeste S.A. Indústria e Comércio ("Oxiteno") and Dow Brasil Nordeste Industrial Ltda., respectively. Following the acquisition, Braskem held 100% of the capital of Tegal, a company located in the Aratu Port, at Camaçari, Bahia, that provides services for the storage and movement of liquefied gases. The amount paid by Braskem was R$ 1.1, giving rise to goodwill of R$ 0.5, fully amortized to the statement of operations, in accordance with CVM Instruction 247/96.

At the Extraordinary General Meeting held on July 31, 2007 shareholders approved the merger of Tegal, based on its shareholders' equity as of May 31, 2007, amounting to R$ 12.9. Changes in shareholders' equity between May 31, 2007 and the date of merger were recognized in the statement of operations of Braskem.

Braskem S.A. and Its Subsidiaries

Notes to the Consolidated Financial Statements at December 31, 2008, 2007 and 2006
All amounts in millions of reais, unless otherwise indicated

(viii)	Conversion of ODBPAR INV S.A. Debentures

On June 18, 2007 Odebrecht S.A. ("Odebrecht"), through ODBPAR INV S.A. ("ODBPAR INV"), exercised its right to convert into shares of Braskem 100% of its 59,185 convertible subordinated debentures, in accordance with the indenture, upon maturity of the debentures. The debentures were converted into shares of Braskem on July 31, 2007 (Note 21(a)).

(ix)	Acquisition and sale of Petroflex shares

On August 15, 2007 the Company exercised its right of first refusal to acquire shares issued by Petroflex Indústria e Comércio S.A. ("Petroflex") owned by SPQ Investimentos e Participações Ltda., a subsidiary of Suzano, due to the sale of control of such subsidiary to Petrobras.

Upon transfer of the shares, on October 31, 2007, Braskem's interest in the total share capital of Petroflex increased from 20.12% to 33.53%, and its interest in the voting share capital increased from 20.14% to 33.57%. The right of first refusal was exercised at the book value of Petroflex, and in September 2007, the Company paid R$ 61.0 for this acquisition.

In December 2007, Braskem, in conjunction with UNIPAR – União de Indústrias Petroquímicas S.A. (“UNIPAR”) and other minority shareholders in Petroflex, entered into a Share Purchase Agreement under which the Company agreed to sell all its shares in Petroflex which had been classified as an Investment held for sale at the book value of the net investment of R$136.7, to Lanxess Deutschland GmbH for an aggregate price of R$ 252.1. On April 1, 2008, this transaction was completed.

Braskem S.A. and Its Subsidiaries

Notes to the Consolidated Financial Statements at December 31, 2008, 2007 and 2006
All amounts in millions of reais, unless otherwise indicated

(x)	Petrobras transaction

On November 30, 2007 Braskem entered into an investment agreement with our controlling shareholder Odebrecht, Petrobras, Petroquisa and Odebrecht's subsidiary Nordeste Química S.A.- Norquisa, or "Norquisa", which we refer to as the "Petrobras Investment Agreement". We refer to the transactions under the Petrobras Investment Agreement collectively as the "Petrobras Transaction". Under the Petrobras Investment Agreement, the Petrobras Transaction will be completed in two phases. In the first phase Petroquisa will contribute the following assets to Braskem:

. 36.4% of the voting and total share capital of Copesul;

. 40.0% of the voting and total share capital of IQ, which in turns owns all of the outstanding share capital of IPQ;

. 40.0% of the voting and total share capital of Paulínia.

In the second phase Petroquisa will contribute the following assets to Braskem:

. up to 100% of the total and voting share capital of Triunfo, at the option of Petrobras and Petroquisa.

In exchange for these assets, Braskem has issued an aggregate of 13,387,157 shares Class A Petroquisa.

As a result of the completion of the Petrobras Transaction, Petrobras and Petroquisa owned, directly and indirectly, 25.3% of our total share capital, including 31.0% of our voting share capital, and Braskem owned, directly and indirectly:

. all of the outstanding share capital of Copesul;

. all of the outstanding share capital of IQ, which, in turn, owns all of the outstanding share capital of IPQ

. all of the outstanding share capital of Paulínia;

. all of the outstanding share capital of Triunfo.

The Petrobras Transaction has been implemented through an exchange of shares (substituição de ações) approved in the Extraordinary General Meeting held on April 30, 2009, by the shareholders of Braskem, Copesul, IQ, IPQ, Paulínia and Triunfo (Note 31).

Braskem S.A. and Its Subsidiaries

Notes to the Consolidated Financial Statements at December 31, 2008, 2007 and 2006
All amounts in millions of reais, unless otherwise indicated

(xi)	Capital increase of Petroquímica Paulínia S.A. ("Petroquímica Paulínia")

On November 16, 2007, the Company and Petrobras paid up Petroquímica Paulínia shares with shares of CPP - Companhia Petroquímica Paulista ("CPP") at market value. On November 20, 2007 the merger of CPP into Petroquímica Paulínia was approved.

(xii)	On May 30, 2008, the acquisition by Braskem at book value of Grust Holdings S.A. (“Grust”), then a wholly-owned subsidiary of Petroquisa, was approved. At that date, Grust directly or indirectly held the following petrochemical assets: (i) 36.4% of the voting capital of Copesul, (ii) 40.0% of the voting capital of IPQ, (iii) 40.0% of the voting capital of IQ, and (iv) 40.0% of the voting capital of Petroquímica Paulínia. After the merger, Braskem holds 99.1% of the voting capital of Copesul and 100% of the voting capital of IPQ, IQ and Petroquímica Paulínia. The latter was a jointly-controlled entity with Petroquisa.

Under the acquisition, Petroquisa received 46,903,320 new common and 43,144,662 new Class A preferred shares issued by Braskem, in accordance with the following exchange ratio determined based on the economic values of Grust and Braskem, as stated in reports of specialized firms: 0.067419126039 common and 0.062016407480 Class A preferred shares issued by Braskem for each one (1) common share issued by Grust. Braskem, in turn, received 695,697,538 common shares in Grust held by Petroquisa. As a result of the merger of shares Braskem’s capital was increased by R$ 720.7, equal to the book value of Grust’s shareholders’ equity as of March 31, 2008.

The Extraordinary Shareholders’ Meeting of subsidiary Grust held on July 10, 2008 approved a capital increase from R$ 695.7 to R$ 797.8, without the issue of new shares, through the capitalization of current earnings determined as of June 30, 2008, in the amount of R$ 102.1.

Braskem S.A. and Its Subsidiaries

Notes to the Consolidated Financial Statements at December 31, 2008, 2007 and 2006
All amounts in millions of reais, unless otherwise indicated

The Extraordinary Shareholders’ Meeting of subsidiary IPQ held on July 16, 2008 approved a capital increase through the contribution by Grust of its interest in Copesul, in the amount of R$ 302.6. Accordingly, IPQ’s capital increased from R$ 349.5 to R$ 652.1, through the issue of 11,938,022,669 common shares.

The Extraordinary Shareholders’ Meeting of subsidiary Grust, held on July 28 2008, approved a capital reduction by R$797.8, to ten Reais (R$ 10,00), with the ensuing cancellation of 695,697,528 common shares. As a result, the following assets, at book value as of June 30, 2008, were returned to Braskem:

     (i) 174,429,784,996 common shares in IQ, in the amount of R$ 398.5;
     (ii) 11,938,022,669 common shares in IPQ, in the amount of R$ 302.6, and
     (iii) 112,000 common shares in Petroquímica Paulínia, in the amount of R$ 96.7.

Following the transfer, Braskem directly held 100.0% of the voting capital of IQ and Petroquímica Paulínia, 26.0% of the voting capital of IPQ, and 59.9% of the voting capital of Copesul.

(xiii)	Merger of Copesul and IQ

The Extraordinary Shareholders’ Meetings held on September 11, 2008 approved the merger of Copesul into IPQ. As a result of such merger, the capital of IPQ increased by R$ 585.3, from R$ 652.1 to R$ 1,237.4, through the issue of 23,695,195,295 preferred shares. The increase was based on Copesul’s shareholder’s equity at net book value as of July 31, 2008 (the transaction base date), under the terms and conditions set out in the “Protocol and Justification” dated August 22, 2008, which established the exchange ratio in accordance with the economic values of IPQ and Copesul, whereby each one (1) Copesul share was exchanged for 524 IPQ preferred shares. Equity variations in Copesul between the base date and the merger date were fully reflected in IPQ, under the equity in the results of subsidiary and associated companies’ line.

The Extraordinary Shareholders’ Meetings of Braskem and IQ held on September 30, 2008 approved the partial spin-off of IQ, where the spun-off assets, relating to interests in IPQ and ISATEC - Pesquisa, Desenvolvimento e Análises Químicas Ltda. (“ISATEC”) were transferred to the Company.

Braskem S.A. and Its Subsidiaries

Notes to the Consolidated Financial Statements at December 31, 2008, 2007 and 2006
All amounts in millions of reais, unless otherwise indicated

On the same date, Extraordinary Shareholders’ Meetings approved the mergers, into Braskem, of IPQ and Petroquímica Paulínia were approved, under the terms and conditions set out in the merger protocol and justification, dated September 12, 2008. Additionally, the Company capital was increased by R$ 14.1, from R$ 5,361.7 to R$ 5,375.8, through the issue of 1,506,061 Class A preferred shares, which were appropriated to remaining shareholders of IPQ, who are now Braskem shareholders.

(d)	Administrative Council for Economic Defense - CADE

In July, 2008, the CADE approved the acquisition of the petrochemical assets of the Ipiranga Group by Braskem and Petrobras. The only one recommendation done by CADE was to adjust the clause related non competition between the sellers, which it is limited for the active market where they operated.

At the same decision, the CADE also approved the investment agreement in which Petrobras incorporated shares in Braskem through its minority participation in Copesul, IPQ, IQ and Petroquímica Paulínia.

With this decision from CADE, there are no more restrictions to manage and incorporation of the assets involved on this acquisition.

(e)	Corporate governance

Braskem agreed to comply with Level 1 of the Corporate Governance Standards of the Bovespa, which mainly commits the Company to (i) provide additional information to the market; and (ii) increase the percentage of capital available for trading in the market.

Braskem S.A. and Its Subsidiaries

Notes to the Consolidated Financial Statements at December 31, 2008, 2007 and 2006
All amounts in millions of reais, unless otherwise indicated

2	Presentation of the Financial Statements

In compliance with CVM Deliberation 505/06, the authorization to issue these financial statements was granted at the Executive Board Meeting held on February 19, 2009.

The consolidated financial statements of the Company for 2008, 2007 and 2006 have been prepared in accordance with the accounting practices adopted in Brazil ("Brazilian GAAP"), which are based on:

. Brazilian Law no. 6404/76, as amended by Brazilian Law no. 9457/97 and Brazilian Law no. 10303/01 ("Brazilian Corporate Law");

. the rules and regulations of the Brazilian Securities Commission (the "CVM"); and

. the accounting standards issued by the Brazilian Institute of Independent Accountants (Instituto dos Auditores Independentes do Brasil - or "IBRACON").

Changes in Brazilian Corporate Law

On December 28, 2007 and December 4, 2008, respectively, Law nº. 11,638/07 and Provisional Measure (“MP”) nº. 449 were enacted amending and introducing new provisions to Law nº. 6,404 (Brazilian Corporate Law). The main objective of the Law and MP was to update Brazilian corporate legislation to allow for the accounting practices adopted in Brazil to converge with those of the International Financial Reporting Standards (IFRS), issued by the International Accounting Standard Board (IASB). The application of the Law and MP is mandatory for annual financial statements for years beginning on or after January 1, 2008.

According to the Law, the Accounting Pronouncement Committee (Comitê de Pronunciamentos Contábeis (CPC), an independent, not for profit organization represented by listed companies, investors, analysts, the accounting profession, auditors and the academy, and observed by the financial markets regulators (CVM, Brazilian Central Bank, etc) will be responsible to develop the Accounting Pronouncements (CPCs) that would in the future bring convergence with IFRS.

Braskem S. A. and Its Subsidiaries

Notes to the Consolidated Financial Statements
at December 31, 2008, 2007 and 2006
All amounts in millions of reais, unless otherwise indicated

The purpose of the Accounting Pronouncements Committee – CPC is the study and issuance of accounting and audit principles, rules and standards. The adoption of the pronouncements and technical guidelines issued by the CPC depends upon approval by the CVM, the Brazilian Central Bank or other regulatory agencies. For the Company, the pronouncements and guidelines of the CPC that have been approved by the CVM are valid for the 2008 financial statements.

CPC Pronouncement	Subject
CPC 01	Impairment of assets
CPC 02	Effects of exchange rate changes and conversion of financial statements
CPC 03	Statements of cash flows – DFC
CPC 04	Intangible assets
CPC 05	Disclosures about related parties
CPC 07	Government grants and subsidies
CPC 08	Transaction costs and premiums at the issue of marketable securities
CPC 09	Statement of value added– DVA
CPC 12	Adjustment to present value
CPC 13	First - time adoption of Law 11638/07 and of Provisional Measure 449/08
CPC 14	Financial instruments: recognition, measurement and evidence

According to item 51 of CPC 13, the Company is no longer required to present the Statement of Changes in Financial Position.

Adjustments related to the first-time adoption of Law 11638/07 and MP 449/08 are described in Note 3, and have been applied retroactively for all periods presented.

Braskem S. A. and Its Subsidiaries
Notes to the Consolidated Financial Statements
at December 31, 2008, 2007 and 2006
All amounts in millions of reais, unless otherwise indicated

Transition Tax Regime (RTT)

The amounts presented in the financial statements as of December 31, 2008 considered the adoption of the Transition Tax Regime (“RTT”), by the Company and its subsidiaries with head offices in Brazil, as established by Provisional Measure 449/08, the purpose of which is to maintain the tax neutrality of the amendments to the Brazilian corporate legislation, introduced by Law 11638/07 and MP 449/08. The permanent option for the RTT will be stated only on the occasion of the delivery of the Statement of Corporate Economical and Tax Information - DIPJ. The transition tax effects, whenever applicable, generated as a result of the adoption of the RTT, are described in the note on deferred income tax and social contribution.

The consolidated financial statements prepared by the Company for statutory purposes, which include the stand-alone financial statements of Braskem S. A. (parent company), were filed with the CVM on March 5, 2009. The financial statements presented herein do not include the parent company's stand-alone financial statements and are not intended to be used for statutory purposes.

Braskem S.A. and Its Subsidiaries

Notes to the Consolidated Financial Statements
at December 31, 2008, 2007 and 2006
All amounts in millions of reais, unless otherwise indicated

3       Significant Accounting Practices

3.1    Adoption of Law 11638/07 in 2008

A number of changes were made to accounting practices adopted in Brazil in 2008 as a result of adoption of Law 11.638/07. The Company opted to retroactively apply the new accounting practices using an opening balance sheet of January 1, 2006, as the starting point according to the corporate legislation amended by Law 11638/07 and MP 449/08. The changes in accounting practices impacted the results, balance sheet and cash flow statements and the financial information of the years ended on December 31, 2007 and 2006 has therefore been retrospectively revised.

The following notes detail the equity and income statement adjustments resulting from the first-time adoption of Law 11638/07 and MP 449/08 to include; (a) a summary of the changes in accounting practices that affected the opening balances on January 1, 2006, and; (b) a summary of the effects on the statement of operations and shareholders’ equity for the years ended December 31, 2007 and 2006 resulting from the adoption of the said legislation.

(a)     Summary of the changes in accounting practices which affected the opening balances at January 1, 2006.

(i)      Deferred charges

Balances of the deferred charges existing on December 31, 2006, mainly related to goodwill based on the expectation of future profitability in the amount of R$ 1,531.0 (January 1, 2006 – R$ 1,689.4) were reclassified to intangible assets. Other balances in the amount of R$ 212.9 were written-off against the accumulated deficit on January 1, 2006, and only the pre-operating expenses that will be maintained up to their total realization by means of amortization or write-off will remain in deferred charges.

(ii)      Adjustments to present value

Certain short-term accounts payable have been adjusted to present value based on specific interest rates that reflect cash settlement of these liabilities as regards term, risk, currency, pre-established or post-established payment condition, based on the opening balance of the date of transition as provided by CPC 13.

The effect of the adjustment to present value resulting from the first-time adoption of Law 11638/07 and MP 449/08 has been recorded in accumulated deficit.

(iii)      Tax incentive

The portions of tax incentives received for investments are now recorded in the account "Income tax and social contribution - current" in the statement of operation. Upon the appropriation of net income, these incentives were transferred to the account "Tax incentives reserve", in stockholders' equity.

Braskem S.A. and Its Subsidiaries

Notes to the Consolidated Financial Statements at December 31, 2008, 2007 and 2006
All amounts in millions of reais, unless otherwise indicated

(b)	Summary of the effects of adoption of Law 11638/07 and MP 449/08

The reconciliations of net income and shareholders’ equity as at December 31, 2007 and 2006 with and without considering the effect of adopting Law 11638/07 and MP 449/08,are described below and referenced to the item descriptions above.

		2007	2006
Net income without the effects of Law 11638/07 and MP 449/08 (as
previously reported)		547.6	101.3
i) Reversal of amortization deferred charges		59.5	54.0
ii) Adjustments to present value		-	32.8
iii) Write-off of deferred charges		(34.8)	-
iv) Tax incentives		49.5	11.8
Deferred tax		-	22.9
Total Net adjustments arising from adoption of the Law and MP		74.2	121.5
Net income for the year ended on December 31		621.8	222.8

	December 31	December 31	January 1,
	2007	2006	2006
Shareholders’ equity at December 31, without the
effects of Law 11638/07 and MP 449/08 (as previously
reported)	5,757.0	4,311.8	4,535.8
Adjustments on the date of transition :
Accumulated effects from prior years	(103.2)	(212.9)	-
Impacts on both results and shareholders’ equity :
i) Reversal of deferred charges	59.5	54.0	-
ii) Adjustments to present value	-	32.8	-
iii) Write-off of deferred charges	(34.8)	-	(212.9)
Deferred tax	-	22.9
Shareholders’ equity at December 31	5,678.5	4,208.6	4,322.9

Braskem S.A. and Its Subsidiaries

Notes to the Consolidated Financial Statements at December 31, 2008, 2007 and 2006
All amounts in millions of reais, unless otherwise indicated
3.2	Summary of significant accounting practices

(a)	Use of estimates

In the preparation of the consolidated financial statements, it is necessary to utilize estimates to record certain assets, liabilities and other transactions. Therefore, these financial statements include various estimates relating to the selection of the useful lives of property and equipment, measurement of services earned under long-term contracts, provisions for contingent liabilities, determination of provisions for income tax and other matters. Although these estimates have been made with the highest accuracy possible, they may not materialize.

(b)	Foreign currency and functional currency

The Company’s management has established that its functional currency is the Real according to the rules described in CPC 02.

Transactions in foreign currency, i.e., all those transactions that are not carried out in functional currency, are converted at the exchange rate of the date of each transaction. Monetary assets and liabilities in foreign currency are converted into functional currency at the exchange rate of the date of the financial statements. Gains and losses due to exchange rate movements on monetary assets and liabilities are recognized in the statement of operations. Non-monetary assets and liabilities in foreign currency are converted based on the exchange rates of the transaction dates or on the date of the fair value evaluation whenever fair value is used.

(c)	Revenue recognition and other operational items

Income and expenses are recognized on the accruals basis.

Revenue from the sale of goods is recognized in the statement of operations when the significant risks and rewards of ownership have been transferred to the buyer. Transfer of ownership occurs when the goods are delivered to the client or to their freight carriers, depending upon the sales terms. Freight expenses are reported within net sales and amounted to R$ 612.0, R$ 579.5 and R$ 352.8 in 2008, 2007 and 2006, respectively.

The provision for income tax and value-added tax on sales and services ("ICMS") are recorded gross of the tax incentive portions, and the amounts related to tax exemptions and tax reductions are recorded in the statement of operations for the year.

Considering the provisions of CVM Deliberation 273/98, of August 20, 1998, and CVM Instruction 371/02, of June 27, 2002, the deferred income tax is stated at its probable realizable value, expected to occur as described in Note 18(b).

Braskem S.A. and Its Subsidiaries

Notes to the Consolidated Financial Statements
at December 31, 2008, 2007 and 2006
All amounts in millions of reais, unless otherwise indicated

Monetary and exchange variations of foreign currency assets and liabilities are classified as financial income and financial expenses, respectively.

The Company has recognized in the results of each year the change in market value of derivative instruments related to liabilities indexed to foreign currency or international interest rates, except for those accounted for as hedging instruments.

The net profit per share is calculated based upon the number of shares existing on the year-closing date. Earnings per share are calculated based on the number of outstanding shares on the balance sheet date.

d)	Current and noncurrent assets

(d.1)	Cash and cash equivalents

Cash and cash equivalents comprise cash in hand, demand account balances with banks and similar institutions and highly liquid investments. They are readily convertible into known amounts of cash and have an insignificant risk of changes in value.

Braskem S.A. and Its Subsidiaries

Notes to the Consolidated Financial Statements
at December 31, 2008, 2007 and 2006
All amounts in millions of reais, unless otherwise indicated

(d. 2)	Financial instruments

Classification and measurement

The Company classifies its financial instruments in the following categories: (i) for trading (ii) loans and receivables, (iii) held to maturity and (iv) available-for-sale. The classification depends upon the purpose for which the financial instruments have been acquired. Management determines the classification of its financial instruments upon initial recognition.

(i)	Financial assets held for trading

Financial assets held for trading with the intention of being traded actively and frequently, including derivatives,are measured at fair value unless they have been designated as hedges . Financial assets held for trading are classified as current assets. Gains or losses resulting from changes in the fair value of financial assets held for trading are recognized in the income statement of operations for the year.

(ii)	Loans and receivables

Loans and receivables that are non-derivative financial assets with fixed or determinable payments, not quoted in an active market, are included in this category as current assets, except those with a maturity date that exceeds 12 months subsequent to the balance sheet date (these are classified as noncurrent assets). The Company’s loans and receivables consist of loan agreement balances, current accounts with related companies, accounts receivables from clients, other accounts receivables, and cash and cash equivalents, except short-term investments. Loans and receivables are accounted for at amortized cost, using the effective interest rate method.

(iii)	Financial assets held to maturity

Assets held to maturity are those financial assets that are not classified as loans and receivables due to being quoted in an active market. These financial assets are acquired with the intention and ability to hold the portfolio of assets to maturity. Assets held to maturity are recorded at historic cost plus earnings, recognized in the statement of operations for the year.

(iv)	Financial assets available for sale

Financial assets available for sale are non-derivatives that are designated in that category or that have not been classified in any other category. They are included in noncurrent assets, unless management intends to dispose of the investment before 12 months subsequent to the balance sheet date. Financial assets available for sale are accounted for at fair value. Interest earned on assets available for sale, calculated using the effective interest rate method, is recognized in the statement of operations. The change in fair value is recorded in equity, net of taxes, in the Fair value adjustments account, and is taken to the statement of operations in the event of the asset’s derecognition or when there is objective evidence of a decline in fair value of the asset (impairment).

Braskem S.A. and Its Subsidiaries

Notes to the Consolidated Financial Statements
at December 31, 2008, 2007 and 2006
All amounts in millions of reais, unless otherwise indicated

Fair value

The fair values of publicly-quoted investments are based on the current share purchase price. For those financial assets with no active market or public quotation, the Company establishes the fair value by means of valuation techniques. These techniques include the use of recent transactions carried out with third parties, reference to other instruments that are substantially similar, the analysis of discounted cash flows and the standard models of option pricing that use information generated by the market, rather than by the Company’s management, to the extent possible.

The Company evaluates, on the date of the balance sheet, whether there is objective evidence that a financial asset or a group of financial assets is recorded at a value that exceeds its recoverable value (impairment). In the event of such evidence for the financial assets available for sale, the cumulative loss – measured as the difference between the cost of acquisition and the current fair value, minus any loss by impairment of this financial asset previously recognized in the results – is removed from equity and recognized in the statement of operations.

Derivative financial instruments and hedge activities

The Company uses derivative financial instruments to protect itself from foreign exchange and interest rate risk.

Derivatives are initially recognized at their fair value and the attributable transaction costs are recognized in the statement of operations as incurred. Subsequent to initial recognition, the derivatives are measured at fair value and changes are accounted for in the statement of operations, except as described below for the hedge accounting :

Cash flow hedges

Changes in the fair value of derivative instruments that are designated for the purposes of cash flow hedging are recognized directly in equity, for the portion of the gain or loss that is determined to be an effective hedge. Any remaining gain or loss (that is not related to an effective hedge) is recognized in the statement of operations.

In the event that the hedge instrument does not comply with the criteria for hedge accounting, expires or is sold, terminated or exercised, hedge accounting is discontinued prospectively. Accrued gains or losses previously recognized in equity are immediately transferred to the statement of operations for the year.

Braskem S.A. and Its Subsidiaries

Notes to the Consolidated Financial Statements
at December 31, 2008, 2007 and 2006
All amounts in millions of reais, unless otherwise indicated

The Company recognized liabilities related to hedge accounting, the characteristics of which satisfy the requirements of CPC 14. The documentation that is required in order to apply hedge accounting, as provided in CPC 13, was complete as of December 31, 2008.

(d.3)	Trade accounts receivable

Accounts receivables from clients are recorded at invoiced value, adjusted to present value, and where applicable are shown net of any deduction of the allowance for doubtful accounts. The allowance for doubtful accounts consists of amounts considered sufficient to cover probable losses on realization of the receivables, taking into account the Company’s loss history.

(d.4)	Inventories

Inventories are stated at average purchase or production cost, which is lower than replacement cost or realization value. Imports in transit are stated at the accumulated cost of each import. Inventories of consumable materials ("Warehouse") are classified in current assets or long-term assets, considering their history of consumption.

(d.5)	Deferred taxes

Deferred tax assets are calculated on tax losses and expenses temporarily non-deductible for the calculation of current income tax. Recognition occurs to the extent it is probable that future taxable profit will be available to offset the temporary differences, based upon internal income projections using future economic scenarios that may be subject to change. Periodically, the deferred tax amounts recognized are reassessed in accordance with CVM Deliberation 273/98, of August 20, 1998, and CVM Instruction 371/02, of June 27, 2002.

(d.6)	Other assets

Other assets are stated at realizable values including, where applicable, accrued income and monetary variations, or at cost in the case of prepaid expenses.

(e)	Non-current assets

(e.1)	Shareholdings in subsidiaries, jointly-controlled entities and associated companies:

Investments in jointly-controlled entities and associated companies are recorded on the equity method, including goodwill (negative goodwill) subject to amortization. Goodwill is calculated as the difference between the amount paid and the book value of net assets acquired. Total goodwill is divided between the fair values of assets and expected future profitability of the investees and is amortized over the useful life of the related assets or up to ten years in the case of future profitability. Goodwill in merged companies is transferred to property, plant and equipment and intangible assets, when based on asset appreciation and future profitability of the investees, respectively.

Other investments are recognized at acquisition cost, less any provision for loss in value where applicable.

Braskem S.A. and Its Subsidiaries

Notes to the Consolidated Financial Statements
at December 31, 2008, 2007 and 2006
All amounts in millions of reais, unless otherwise indicated

(e.2)	Property, plant and equipment

Property, plant and equipment are shown at acquisition or construction cost and include capitalized financing charges incurred during the construction period. Capitalized financing charges are added to assets and depreciated as from the date they become operational.

As from January 2006, in accordance with IBRACON Technical Interpretation 01/2006, the Company records all programmed maintenance shutdown expenses in property, plant and equipment, under “Machinery, equipment and facilities”. Such stoppages occur at scheduled intervals from two to six years and the related expenses are amortized through the beginning of the next maintenance shutdown.
Depreciation of property, plant and equipment is recorded on a straight-line basis at the rates stated in Note 12, which consider the estimated useful lives of the assets.

(e.3)	Intangible assets

Intangible assets comprise assets acquired from third parties (including those acquired through a business combination) and those internally generated by the Company. The following criteria are applied:

Acquired from third parties through a business combination - Goodwill based on the expectation of future profitability, arising from acquisitions involving business combinations, have been amortized through December 31, 2008, with a useful life of 10 years. Goodwill will not be amortized as from January 1, 2009 but instead will have its recoverable value periodically tested for any indication of loss in value.

Intangible assets acquired from third parties - Intangible assets with defined useful lives are measured at acquisition cost less amortization. Amortization is calculated on a straight-line basis, at the rates stated in Note 14, which considers the estimated useful lives of the assets. Intangible assets with indefinite lives will not be amortized as from January 1, 2009 but instead will have their recoverable values periodically tested for any indication of loss in value.

The Company records research expenses in the statement of operations.

Braskem S.A. and Its Subsidiaries

Notes to the Consolidated Financial Statements
at December 31, 2008, 2007 and 2006
All amounts in millions of reais, unless otherwise indicated

(e.4)	Deferred Charges

At December 31, 2008 the Company opted to maintain in deferred charges, only the expenses incurred during the period of construction of industrial plants (pre-operating expenses). These expenses are amortized over 10 years from the beginning of operations of the respective industrial plant.

(e.5)	Judicial deposits

Judicial deposits are deducted from the related contingent liabilities or classified as assets if there is no corresponding contingency, pursuant to CVM Deliberation 489/05.

Braskem S.A. and Its Subsidiaries

Notes to the Consolidated Financial Statements
at December 31, 2008, 2007 and 2006
All amounts in millions of reais, unless otherwise indicated

(e.6)	Impairment

The recoverable value of property and equipment and other noncurrent assets including goodwill and intangible assets are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. An impairment loss is recognized for the amount by which the asset’s carrying amount exceeds its recoverable amount. The recoverable amount is the higher of an asset’s fair value less costs to sell and value in use. For the purposes of assessing impairment, assets are grouped at the lowest level for which there are separately identifiable cash flows (cash-generating units). Non-financial assets other than goodwill that suffered an impairment are reviewed for possible reversal of the impairment at each reporting date.

(f)	Current and non-current liabilities

Current and non-current liabilities are stated at known or estimated amounts, including accrued charges and monetary and exchange adjustments. Where applicable, current and non-current liabilities are recognized at present value, on a transaction by transaction basis, based upon interest rates that reflect the term, currency and risk of each transaction. The change in present value is reflected in the statement of operations over the term of effectiveness of the agreement based on the amortized cost and the effective interest rate method.

(f.1)	Adjustment to present value

In accordance with CPC 12, the Company discounts purchases with credit terms in up to one year, such as napthta, to present value , based on the estimated spot price for the related products and services.

During 2008, 2007 and 2006, the Company discounted to estimated spot price purchase transactions amounting to R$ 2,750.6, R$ 1,553.2 and R$ 1,397.9.

Although all purchases are under normal industry conditions within one year, under CPC 12 “Adjustment to Present Value” these purchases are initially recorded based on an estimated cash payment basis, discounting the invoice amount payable to the date of the purchase agreement base. Present value discounts related to these purchases are recorded at the time the purchase contract are signed and are reversed through the income statement over the duration of the credit term.

The present value discounts charged in the years ended December 31, 2008, 2007 and 2006 and their impacts on the financial statements are demonstrated below:

	2008	2007	2006
Financial charges relating to discounts in the year	126.7	81.5	32.8

The balance of the financial charges to be appropriated is classified as a reduction of the suppliers’ account.

Braskem S.A. and Its Subsidiaries

Notes to the Consolidated Financial Statements
at December 31, 2008, 2007 and 2006
All amounts in millions of reais, unless otherwise indicated

(f.2)	Loans

Loans are recognized, initially, at fair value, net of expenses incurred in the transaction structuring (transaction costs). Subsequently, the loans are recognized at amortized cost, including charges and interest incurred during the period.

Non-convertible debentures are recognized using the same method as for loans.

(f.3)	Contingencies

Contingencies are presented net of the associated judicial deposits, in accordance with CVM Deliberation 489/05.

(f.4)	Pension plan

Liabilities related to defined benefit pension plans are measured at the present value of the benefit obligation on the balance sheet date less the market value of the pension plan assets, adjusted by actuarial gains or losses and costs of past services. The defined benefit obligation is calculated annually by independent actuaries using the projected unit credit method. The present value of the defined benefit obligation is determined by an estimate of future cash outflows, using the public securities interest rates, the maturity dates of which are close to the maturity dates of the related liabilities.

Actuarial gains and losses arising from changes in actuarial assumptions and amendments to pension plans are charged or credited to the statement of operations over the average time of remaining service of the related employees.

For defined contribution plans the Company pays contributions to privately-administered pension plans on compulsory, contractual or voluntary bases. As soon as contributions have been made, the Company has no further obligations in relation to additional payments. Periodic contributions are included in the personnel costs.

(f.5)	Other provisions

A provision is recognized in the balance sheet when the Company has a legal or constructive obligation as a result of a past event, and it is probable that an outflow of economic benefits will be required to settle the obligation and when a reliable estimate of the amount can be made.

Braskem S.A. and Its Subsidiaries

Notes to the Consolidated Financial Statements
at December 31, 2008, 2007 and 2006
All amounts in millions of reais, unless otherwise indicated

(g)        Consolidated financial statements

The consolidated financial statements were prepared in accordance with the consolidation principles set forth in the Brazilian Corporate Law and rules of the CVM and include thefinancial statements of Braskem, its subsidiaries, jointly-controlled companies, and Special Purpose Entities ("SPEs") in which the Company has direct or indirect share control, as shown below:

			Direct and indirect interest in
				total capital - %
		Head office (Country)	2008	2007
Foreign subsidiaries
Braskem America Inc. (“Braskem America”)		USA	100.00	100.00
Braskem Argentina S.R.L (“Braskem Argentina”)		Argentina	100.00	100.00
Braskem Europe B.V. (“Braskem Europa”)		Holland	100.00	100.00
Braskem Finance Limited (“Braskem Finance”)	(i)	Cayman Islands	100.00
Braskem Incorporated (“Braskem Inc”)		Cayman Islands	100.00	100.00
Braskem Petroquímica S.A. (“IPQ Argentina”)	(ii)	Argentina	100.00
Braskem Petroquímica Chile Limitada (“Braskem Chile”)	(ii)	Chile	100.00
IPQ Petroquímica Chile Limitada (“IPQ Chile”)	(ii)	Chile	100.00
Natal Trading	(ii)	British Virgin Islands	100.00
Copesul International Trading INC. (“CITI”)	(ii)	British Virgin Islands	100.00
Local subsidiaries
Braskem Distribuidora Ltda. and subsidiaries		Brazil	100.00	100.00
Braskem Participações S.A. (“Braskem Participações”)		Brazil	100.00	100.00
Companhia Alagoas Industrial – CINAL (“CINAL”)		Brazil	100.00	100.00
Copesul and subsidiaries	(iii)	Brazil		62.70
Grust Holdings S.A. (“Grust”)	(iv)	Brazil	100.00
IQ and its subsidiaries		Brazil	100.00	60.00
ISATEC–Pesquisa, Desenv. e Análises Quím.Ltda. (“ISATEC”)	(ii)	Brazil	100.00
CCI- Comercial Importadora S.A (“CCI”)	(ii)	Brazil	100.00
Petroquímica Paulínia S.A. (“PPSA”)	(v)	Brazil		60.00
Politeno Empreendimentos Ltda. (“Politeno Empreendimentos”)		Brazil	100.00	100.00
Jointly-controlled entity	(vi)
CETREL S.A. - Empresa de Proteção Ambiental ("CETREL")	(vii)	Brazil	54.24	49.89
Special Purpose Entities (“SPEs”)	(viii)
Sol-Fundo de Aplicação em Cotas de Fundos de Investimento
(“FIQ Sol”)		Brazil	100.00	100.00
Fundo Parin		Guernsey		100.00

(i)	Entity incorporated in April 2008.
(ii)	Subsidiaries directly controlled by Braskem as from the merger of IPQ and spin-off of IQ (Note 1 (c.vi)).
(iii)	Entity merged by IPQ in September 2008 (Note 1(c.vi)).
(iv)	Investment acquired in May 2008 (Note 1(c.xii)).
(v)	Entity merged by the Company in September 2008. (Note 1 (c.xi))
(vi)	Investment proportionately consolidated, as per CVM Instruction 247/96.
(vii)	Jointly-controlled entity as a result of shareholders’ agreement.
(viii)	Funds consolidated in compliance with CVM Instruction 408/04.

In the consolidated financial statements, the intercompany investments and equity in results, as well as intercompany assets, liabilities, income, expenses and unrealized gains arising from transactions between consolidated companies have been eliminated.

Minority equity and in the income of the subsidiaries have been presented separately in the balance sheets and in the results of the consolidated years, respectively. At December 31, 2008, Braskem had no more minority interest.

Braskem S.A. and Its Subsidiaries

Notes to the Consolidated Financial Statements
at December 31, 2008, 2007 and 2006
All amounts in millions of reais, unless otherwise indicated

Goodwill is classified in a specific account in permanent assets in accordance with CVM Instruction 247/96. Negative goodwill is presented under "Deferred income".

Pursuant to paragraph 1, article 23 of CVM Instruction 247/96 and authorization by CVM Letter SNC 004/2008 and 005/2008, the Company has not proportionally consolidated the financial statements of the companies Companhia de Desenvolvimento Rio Verde - CODEVERDE and RPR. These subsidiaries' financial statements are not significant and do not affect, in any material aspect, the Company's consolidated financial statements.

These subsidiaries' summary balance sheets and statements of operations, adjusted to the Company's accounting practices, are as follows:

Balance Sheet
	Codeverde (*)		RPR
	2008	2007	2008	2007
Assets
Current assets	0.4	0.4	42.5	85.3
Non-current assets	0.1	0.1	0.1	3.4
Permanent assets	101.4	46.6	35.3	34.8
Total assets	101.9	47.1	77.9	123.5
Liabilities and shareholders' equity
Current liabilities	0.1	0.1	94.5	93.2
Non-current liabilities	1.7	1.7	36.0	61.5
Shareholders' equity	100.1	45.3	(52.6)	(31.2)
Total liabilities and shareholders' equity	101.9	47.1	77.9	123.5
(*) In the pre-operating stage, with no income or expenses.

Braskem S.A. and Its Subsidiaries

Notes to the Consolidated Financial Statements
at December 31, 2008, 2007 and 2006
All amounts in millions of reais, unless otherwise indicated

Statement of operations
	RPR
	2008	2007
Net sales	512.8	621.0
Cost of sales	(528.2)	(596.2)
Gross profit (loss)	(15.4)	24.8
Operating expenses, net	(44.7)	(23.2)
Operating profit (loss) before financial results	(60.2)	1.6
Financial results	(3.0)	(5.0)
Non-operating results	25.3	0.4
Loss before taxes	(37.8)	(3.0)
Deferred income tax and social contribution, net		(1.9)
Loss for the year	(37.8)	(1.1)

Braskem S.A. and Its Subsidiaries

Notes to the Consolidated Financial Statements
at December 31, 2008, 2007 and 2006
All amounts in millions of reais, unless otherwise indicated

The balance sheets and statements of operations of jointly-controlled companies and SPEs can be summarized as follows:

		Copesul (i)			Cetrel (ii)		Petroflex (iii)
	Three-month					Eleven-month
	period ended					period ended
	March 31, 2007	2006	2008	2007	2006	November 30, 2007	2006
Assets
Current assets	-	1,261.8	61.9	31.8
Long-term receivables	-	154.6	30.6	11.9
Permanent assets	-	1,050.2	179.1	179.0
Total assets	-	2,466.6	271.6	222.7
Liabilities and shareholders' equity
Current liabilities	-	840.7	27.4	24.2
Long-term liabilities	-	325.7	29.4	25.6
Shareholders' equity	-	1,300.2	214.8	172.9
Total liabilities and shareholders'
equity	-	2,466.6	271.6	222.7
Statement of operations
Net sales	1,727.3	6,299.2	98.8	106.2	106.2	1,300.7	1,361.5
Cost of goods sold and services
rendered	(1,397.2)	(5,292.3)	(63.7)	(70.4)	(74.0)	(1,105.3)	(1,197.0)
Gross profit	330.1	1,006.9	35.1	35.8	32.2	195.4	164.5
Operating expenses, net	(37.2)	(117.5)	(15.0)	(16.4)	(19.7)	(93.1)	(131.3)
Non operating income
(expenses), net	(2.8)	(4.3)	(1.3)	(1.9)	0.2	(0.2)	0.9
Income before income tax and
social contribution	290.1	885.1	18.8	17.5	12.7	102.1	34.1
Income tax and social
contribution	(97.1)	(269.9)	14.7	(4.7)	(2.5)	(33.2)	(8.1)
Net income for the year	193.0	615.2	33.5	12.8	10.2	68.9	26.0

(i) Investment consolidated as from April 1, 2007.
(ii) Financial statements excluding non-mandatory asset revaluation effects to conform to the Company's accounting policies.
(iii) Investment consolidated through November 2007 when the investment was classified as "held for sale".

Braskem S.A. and Its Subsidiaries

Notes to the Consolidated Financial Statements
at December 31, 2008, 2007 and 2006
All amounts in millions of reais, unless otherwise indicated

Petroquímica
Paulínia (*)
2007
Assets
Current assets	155.8
Long-term receivables	-
Permanent assets	647.6
Total assets	803.4
Liabilities and shareholders' equity
Current liabilities	101.3
Long-term liabilities	460.3
Shareholders' equity	241.8
Total liabilities and shareholders' equity	803.4

(*) A development stage company.

Braskem S.A. and Its Subsidiaries

Notes to the Consolidated Financial Statements
at December 31, 2008, 2007 and 2006
All amounts in millions of reais, unless otherwise indicated

	Fundo Parin				FIQ Sol
	2007	2006	2008	2007	2006
Assets	458.4	538.0	1,714.4	258.8	395.2
Liabilities	-	-	-	-	-
Shareholders' equity	458.4	538.0	1,714.4	258.8	395.2
Total liabilities and shareholders' equity	458.4	538.0	1,714.4	258.8	395.2
Net income (loss) for
the year	(94.4)	(14.8)	63.1	30.3	37.0

Braskem S.A. and Its Subsidiaries

Notes to the Consolidated Financial Statements
at December 31, 2008, 2007 and 2006
All amounts in millions of reais, unless otherwise indicated

4	Cash and Cash Equivalents
		2008	2007
			Retrospectively
			revised
	Cash and banks	145.9	578.8
	Financial investments
	Domestic	1,836.0	612.9
	Foreign	629.7	698.4
		2,611.6	1,890.1

Domestic financial investments in Brazil are mainly represented by quotas in Braskem exclusive funds (FIQ Sol) which, in turn, hold quotas in local investment funds, such as fixed-income, multimarket, credit rights funds, as well as other fixed-income instruments and time deposits. The financial investments abroad mainly consist of sovereign fixed income instruments or instruments issued by first-tier financial institutions with high marketability. The financial investments have been classified as maintained for negotiation and are measured at fair value by the income.

Such resources are allocated so as to : (i) seek a return that is compatible with the maximum volatility determined by the investment and risk policy; (ii) obtain a reasonable spread on the consolidated portfolio; (iii) reduce credit risk arising from a concentration in a small number of investments; and (iv) follow market interest rate variations both in Brazil and abroad.

5	Other Investments
		2008	2007
			Retrospectively
			revised
	Current assets
	Government securities issued abroad	331.4	-
	Investment funds	-	248.7
	Subordinated quotas of credit rights investment fund
	and others	5.6	-
		337.0	248.7
	Long-term receivables
	Investment funds	11.6	118.1
	Other	-	1.7
		11.6	119.8
	Total	348.6	368.5
	Public securities issued abroad are represented by treasuries bonds issued by the U.S.
	Federal Government and were classified by the Company as “available for sale”. The part corresponding to the variation of the fair value was recorded in the “Adjustments of equity valuation” account in the shareholders’ equity, in the amount of R$ 8.0 (Note 21(g)), net from taxes.

Braskem S.A. and Its Subsidiaries

Notes to the Consolidated Financial Statements
at December 31, 2008, 2007 and 2006
All amounts in millions of reais, unless otherwise indicated

On December 31, 2007, the investment funds included investment fund where Braskem is the exclusive quotaholder of the investment fund. The portfolio comprises time deposits at Credit Suisse First Boston Bank (“CSFB”). In February 2008, the deposits certificates were redeemed by the Company.

6	Trade Accounts Receivable
		2008	2007
			Retrospectively
			revised
	Customers
	Domestic market	1,484.5	1,697.2
	Foreign market	897.2	725.2
	Discounted trade receivables	(551.3)	(311.8)
	Advances on export prepayment bills	(588.4)	(385.2)
	Allowance for doubtful accounts	(198.7)	(186.5)
		1,043.3	1,538.9
	Non-current assets	(47.1)	(41.9)
	Current assets	996.2	1,497.0

The Company adopts an additional policy for realizing domestic trade accounts, by selling its receivables to investment funds with credit rights.

The Company carried out a trade bill discount transaction with a financial institution, undertaking to reimburse it in the event of default of the customers.

Changes in the allowance for doubtful accounts are as follows:

	2008	2007	2006
		Retrospectively revised	Retrospectively revised
At the beginning of the year	186.5	153.3	87.3
Addition for the full consolidation of merged
companies		45.3	15.5
Additions classified as selling expenses	20.6	44.1	99.3
Recovery of credits from bad debt	(8.4)	(31.3)	(48.6)
Write-off of bad debts		(24.9)	(0.2)
At the end of the year	198.7	186.5	153.3

Braskem S.A. and Its Subsidiaries

Notes to the Consolidated Financial Statements
at December 31, 2008, 2007 and 2006
All amounts in millions of reais, unless otherwise indicated

7 Inventories
	2008	2007
		Retrospectively
		revised
Finished products and work-in-process	1,655.2	1,152.2
Raw materials, production inputs and packaging	631.1	651.4
Maintenance materials (*)	374.4	382.4
Advances to suppliers	167.9	53.2
Imports in transit and others	140.1	47.9
Total	2,968.7	2,287.1
Non-current maintenance materials (*)	(20.6)	(22.8)
Current assets	2,948.1	2,264.3
(*) Based on management's expectation of utilization, part of the maintenance materials inventory was reclassified to non-current maintenance materials.

Advances to suppliers and expenditures for imports in transit mainly relate to the acquisition of petrochemical naphtha, which is the main raw material used by the Company. Changes in the provision due to adjustments made to the realizable values of the inventories can be summarized as follows:

	2008	2007
		Retrospectively
		revised
At the beginning of the year	19.3	16.3
Additions and (reductions) taken to the statement of
operations	(5.2)	3.0
At the end of the year	14.1	19.3

Braskem S.A. and Its Subsidiaries

Notes to the Consolidated Financial Statements
at December 31, 2008, 2007 and 2006
All amounts in millions of reais, unless otherwise indicated

8 Related Parties
			Balances at December 31, 2008
	Current	Long-term	Current
	assets	receivables	liabilities	Long-term liabilities

	Trade
	accounts	Related			Related
	receivable	parties	Suppliers	Suppliers	parties
Jointly-controlled company
CETREL	-	-	0.1	-	2.0
Associated company
Borealis	0.2	-	-	-	-
Related parties
Refinaria Alberto Pasqualini - REFAP S.A.	10.4	-	53.5	-	-
Construtora Norberto Odebrecht S.A. (“CNO”)	8.7	-	0.1	-	-
Petrobras	28.4	45.9	238.8	15.9	-
Petrobras International Finance Company (PIFCo)			738.0
At December 31, 2008	47.7	45.9	1,030.5	15.9	2.0

Braskem S.A. and Its Subsidiaries

Notes to the Consolidated Financial Statements
at December 31, 2008, 2007 and 2006
All amounts in millions of reais, unless otherwise indicated

Related parties (continued)
			Balances at December 31, 2007
			Long-term	Current
		Current assets	receivables	liabilities
	Trade	Other
	accounts	accounts	Related
	receivable	receivable	parties	Suppliers
Jointly-controlled companies
CETREL	-	1.4	-	0.1
Petroflex	457.1	-	-	-
Petroquímica Paulina	-	-	4.1	-
Associated company
Borealis	10.7	-	-	-
Related parties
Refinaria Alberto Pasqualini - REFAP S.A.
(related party of Copesul)	26.2	-	-	-
Construtora Norberto Odebrecht S.A. (“CNO”)	6.3	-	-	17.5
Petrobras	54.9	-	41.9	579.2
Other	0.8	-	2.5	2.7
At December 31, 2007	556.0	1.4	48.5	599.5

Braskem S.A. and Its Subsidiaries

Notes to the Consolidated Financial Statements
at December 31, 2008, 2007 and 2006
All amounts in millions of reais, unless otherwise indicated

Related parties (continued)
									Transactions
			2008			2007			2006
		Utilities,			Utilities,			Utilities,
	Products	services and	Interest	Products	services and	Interest	Products	services and	Interest
	sales/	raw material	income	sales/	raw material	income	sales/	raw material	income
	revenues	purchases	(expenses)	revenues	purchases	(expenses)	revenues	purchases	(expenses)
Subsidiary
Copesul	-	-	-	-	472.9	-	-	-	-
Jointly - controlled companies
Copesul	-	-	-	-	-	-	12.2	1,941.9	(0.8)
Cetrel	0.1	22.9		0.1	10.0	-	0.6	11.2	-
Petroflex	-	-	-	336.3	-	-	365.5	-	1.6
Politeno	-	-	-	-	-	-	166.7	-	-
Associated companies
Borealis	157.2	-	-	143.0	-	-	122.1	-	-
Related parties
Refinaria Alberto Pasqualini
- REFAP S.A. (related
party of Copesul)	12.6	377.7	-	543.2	1,654.2	-	22.8	264.9	-
Ipiranga Petroquímica S.A.
(related party of Copesul)	-	-	-	-	-	-	555.5	5.7	0.1
CNO	-	205.2	-	-	120.3	-	-	136.2	-
Monsanto Nordeste S.A.
(related party of Cetrel)	-	-		13.7	-	-	3.7	-	-
Petrobras (*)	492.5	5,972.6	(45.6)	286.1	5,713.1	(46.6)	78.9	5,390.5	(2.8)
Petrobras Distribuidora S.A.	-	-	-	-	-	-	-	298.1	-
Petroquímica União (related
party of Petroflex)	-	-	-	-	-	-	-	22.9	-
Odebrecht	-	-	-	-	-	(74.8)	-	-	(131.4)
Other	-	-	-	1.7	-	-	2.4	-	-
	662.4	6,578.4	(45.6)	1,324.1	7,970.5	(121.4)	1,330.4	8,071.4	(133.3)
(*) The Company is dependent on Petrobras for supply of raw materials.

Braskem S.A. and Its Subsidiaries

Notes to the Consolidated Financial Statements
at December 31, 2008, 2007 and 2006
All amounts in millions of reais, unless otherwise indicated

Relationship with related parties
Main activity and relationship with Company
Jointly-controlled entities
CETREL	Services of treatment of residual waters and organic waste for the Company and other companies of the Petrochemical Complex of Camaçari.

RPR	Naphtha supply to the Company
Associated company
Borealis	Sale of plastic raw-material to the advanced packaging market, infrastructure and automotive and production of agricultural fertilizers, melamine, phenol, acetone and olefins. It acquires from the Company its main raw-material.

Post-employment benefit plans
CopesulPrev	Private defined contribution plan for the employees of the merged company Copesul not included in the Petros plan.
Fundação Francisco Martins Bastos (FFMB)	Private suplementary pension entity with defined benefits, with the purpose of managing and executing pension benefit plans of the employees of the Ipiranga group.
Odeprev - Odebrecht Previdência	Defined contribution pension plan.
Petros	Refined benefit plan for part of the employees of the merged company Copesul.

Related companies
CNO	Provides services of maintenance and projects to improve plant efficiency.
Petrobras	Naphtha supply.
REFAP S.A.	Naphtha and propene supply.

Transactions between the Company and its related companies are carried out at prices and terms and conditions equivalent to those with third parties, using; (i) for the purchase of propene, the price available in the international market; and (ii) for the purchase of naphtha from Petrobras and REFAP, the price available in the European market.

Braskem S.A. and Its Subsidiaries

Notes to the Consolidated Financial Statements
at December 31, 2008, 2007 and 2006
All amounts in millions of reais, unless otherwise indicated

	Key management personnel
		December	December	December
	Expenses for the year	31, 2008	31, 2007	31, 2006
	Remuneration
	Short-term benefits to employees and managers	47.1	45.5	41.0
	Post-employment benefits	0.3	0.4	0.3
	Other long-term benefits	3.6	2.2	2.0
	Employment contract termination benefits	0.3	0.4	0.3
	Total	51.3	48.5	43.6
	Long-term incentives
	Investment units	0.7	0.1	0.1
	Total	0.7	0.1	0.1

			December	December
	Balances		31, 2008	31, 2007
	Long-term incentives		10.5	4.9
	Total		10.5	4.9

9	Taxes Recoverable
			2008	2007
	Excise tax (IPI) (standard operations)		28.3	23.7
	Value-added Tax on Sales and Services (ICMS)		1,201.0	1,106.5
	Social Integration Program (PIS) and Social Contribution
	on Revenues (COFINS)		164.2	93.5
	PIS - Decrees-Law 2445 and 2449/88		55.2	55.2
	Income tax and social contribution		217.6	66.7
	Tax on Net Income - ILL		57.3	55.8
	Other		88.9	83.9
	Total		1,812.5	1,485.3
	Current assets		(610.7)	(310.3)
	Non-current assets		1,201.8	1,175.0

Braskem S.A. and Its Subsidiaries

Notes to the Consolidated Financial Statements
at December 31, 2008, 2007 and 2006
All amounts in millions of reais, unless otherwise indicated

IPI tax credits

Zero rate IPI

On December 19, 2002 the Federal Supreme Court (STF) - based on other precedents - judged an extraordinary appeal lodged by the National Treasury and affirmed an earlier decision by the Regional Federal Court (TRF), 4th Circuit, recognizing entitlement to IPI tax credits relating to acquisition of raw materials taxed at a zero rate, when related to transactions involving the facilities of OPP Química S.A. ("OPP Química", which has merged into the Company) located in the State of Rio Grande do Sul. This STF determination confirmed the entitlement to IPI credits on these acquisitions of raw materials, covering the ten-year period prior to the filing date and accruing interest at the SELIC benchmark rate to the date of actual use of the credits. This lawsuit was filed by OPP Química in July 2000 seeking for the adoption of the non-cumulative tax principle to said facilities.

The STF decision was challenged by the National Treasury via a special appeal known as agravo regimental. In this special appeal, the National Treasury is no longer challenging the company's entitlement to the IPI tax credit from acquisition of raw materials taxed at a zero rate, but rather alleging inaccuracies in the court's determination as to non-taxed inputs and raw materials, the restatement of tax credits, and the calculation rate. According to the opinion of the legal advisors, all these aspects have already been settled in the STF and TRF court decisions favorable to OPP Química, or, in some cases, in STF full-bench precedents. For this reason, the Company's view is that the special appeal referred to above poses only a remote risk of changes in the OPP Química decision, although the STF itself has revisited this matter on the merits in a similar lawsuit by another taxpayer.

In light of the above aspects referring to the extent of the “agravo regimental”, OPP Química recorded tax credits of R$ 1,030.1 in December 2002, and the Company used those credits to offset IPI itself and other federal tax debts. Such credits were used up in the first quarter of 2005.

The tax credits used up by the Company (updated at the SELIC benchmark rate until December 2008) come to R$ 2,682.2. Out of these credits, the sundry collection proceedings referred to have reached R$ 2,423.2 to date, plus fines in the overall amount of R$ 783.4. The Company’s outside legal advisors believe that such fines are undue by any means.

In a judgment session held on December 11, 2007, the STF First Panel granted the agravo regimental on the argument that the extraordinary appeal should be entertained by said Panel again, thus voiding the erstwhile STF ruling. Such STF determination, containing the opinions and arguments of STF justices who took part in the judgment, has not been published to date. Braskem is poised to appeal after such publication occurs.

All things considered, and in view of its belief that the new STF determination should be limited to procedural aspects only, Braskem (in reliance on the opinion of its legal advisors) still

Braskem S.A. and Its Subsidiaries

Notes to the Consolidated Financial Statements
at December 31, 2008, 2007 and 2006
All amounts in millions of reais, unless otherwise indicated

defends the final and conclusive nature of said decision allowing it to use IPI tax credits deriving from acquisition of raw materials that are either tax-exempt or else taxed at a zero rate. In addition, Braskem believes that the new STF judgment on the extraordinary appeal should focus only on the subject matter of the agravo regimental (which means that the STF should not longer deliberate on entitlement to IPI tax credits themselves, as discussions over such specific matter are precluded in this case).

During 2006 and 2007, the Federal Revenue Office issued several tax assessment notices (autos de infração) against the Company solely to avoid forfeiture of the tax authorities’ right to dispute the use of tax credits until ten years before the filing of a lawsuit by the Company, also demanding the payment of taxes offset against the tax credits posted as from July 2000. Further, the Federal Revenue Office rejected approximately 200 applications for offsetting of these credits with federal taxes payable by the Company.

In October 2008, the administrative appellate tribunal (Taxpayers Council) rejected the appeals lodged by the Company with regard to some of the aforementioned administrative proceedings. The outcome of such dispute revolving around these credits used up by the Company is essentially conditioned to the STF finding on the court litigation described abroad, and the matter under discussion at administrative level refers to validity of the fines imposed on the Company for having used up IPI credits ascertained after July 2000.

Filing of administrative appeals by the Company is pending publication of the respective decisions rendered by the Taxpayers Council. If the administrative fines are upheld, Braskem will take this issue to court, and the likelihood of a favorable outcome for these disputes over the imposition of fines by the tax authorities is viewed as probable by the Company’s outside legal advisors.

Similar lawsuits have also been filed by the Company's branches located in the States of São Paulo, Bahia and Alagoas (Note 17(ii)).

ICMS

The Company has accrued ICMS tax credits during the latest fiscal years on account of taxation rate differences between incoming and outgoing inputs and products; domestic outgoing products under incentive (subject to deferred taxation); and export sales.

The Management of the Company has given priority to a number of actions aimed at optimal use of such credits and, currently, no losses are expected from realization of those credits. These actions taken by the Management comprise, among others:

Executing a settlement agreement with the Rio Grande do Sul state authorities, capping the use of ICMS tax credits at R$ 8.3 monthly to offset with monthly ICMS tax debts owed by units located in said state, and upholding full deferral of ICMS tax on naphtha imports. Additional negotiations with the Rio Grande do Sul state are underway for further use of ICMS tax credits at circa R$ 40.0 in future investments.

Braskem S.A. and Its Subsidiaries

Notes to the Consolidated Financial Statements
at December 31, 2008, 2007 and 2006
All amounts in millions of reais, unless otherwise indicated

Obtaining from the Bahia state authorities a greater reduction (from 40.0% to 65.9%) in the tax base of ICMS on imported petrochemical naphtha, as per article 347, paragraphs 9 and 10 of the Bahia State ICMS Regulations (Decree 11059 of May 19, 2008), and a reduction in the rate of ICMS tax on domestic naphtha (from 17.0% to 11.8%).

Starting feedstock imports under specific customs prerogatives, thus ensuring a lower generation of ICMS credits.

Expanding the ICMS tax base on fuel sales to industrial refiner (from 40.0% to 100%), as provided for in article 347 of the Bahia State ICMS Regulations.

Replacing co-product exports with domestic transactions.

Using the privileges set out in customs laws when importing feedstock, thus generating less ICMS tax credits.

The Company’s ICMS credit balance as of December 31, 2008 comprises R$ 135.1, originating from merged company Ipiranga Petroquímica.

Considering the Company’s Management projections over the term for realization of those credits, at December 31, 2008, the amount of R$ 904.3, was recorded as noncurrent assets (2007 – R$ 865.1) .

ILL

This refers to a credit for Tax on Net Income (ILL) paid by subsidiary Copesul between 1989 and 1991, as this tax was considered unconstitutional by Federal Senate Resolution 82 of November 18, 1996. Copesul has taken measures at the administrative level to offset this credit against other taxes.

In December 2002, the subsidiary Copesul recorded this credit once the likelihood of a favorable outcome for this dispute is viewed as probable by the Company’s outside legal advisors, in face to the resolution mentioned above. The right of restitution from ILL was already admitted by Camara Superior de Recursos Fiscais. This decision is pending to be published.

Braskem S.A. and Its Subsidiaries

Notes to the Consolidated Financial Statements
at December 31, 2008, 2007 and 2006
All amounts in millions of reais, unless otherwise indicated

10	Judicial Deposits and Compulsory Loan -
	Long-term Receivables
		2008	2007
	Judicial deposits
	Tax contingencies	68.4	63.6
	Labor and other claims	31.6	23.6
	Compulsory loan
	Eletrobrás	20.2	20.5
		120.2	107.7

11 Investments

(a)	Information on investments
		Number of shares or quotas held (thousands )								Interest in
							Interest in total		voting share
					2008	2007	share capital - %			capital - %
		Common	Pref.
		shares	shares	Quotas	Total	Total	2008	2007	2008	2007
	Jointly-controlled
	companies
	Cetrel	820	-	-	820	745	54.24	49.89	54.24	49.89
	CODEVERDE	10,099	-	-	10,099	9,894	35.65	35.53	35.65	35.53
	Petroflex	-	-	-	-	11,800	-	33.53	-	33.57
	Petroquímica
	Paulínia	-	-	-	-	105,000	-	60.00		60.00
	Associated companies					-		-	-	-
	Borealis	18,949	-	-	18,949	18,949	20.00	20.00	20.00	20.00
	Sansuy			271	271	271	20.00	20.00	20.00	20.00

Braskem S.A. and Its Subsidiaries

Notes to the Consolidated Financial Statements
at December 31, 2008, 2007 and 2006
All amounts in millions of reais, unless otherwise indicated

Financial information about associated companies, excluding non-mandatory asset revaluation effects, on a basis consistent with the Company's accounting policies is presented below:

		Adjusted net income		Adjusted shareholders' equity
		(loss) for the year			(unsecured liabilities)
	2008	2007	2006	2008	2007	2006
Associated companies
Borealis	12.7	11.4	13.7	115.2	119.3	117.9
Rionil	-	-	0.2	-	-	6.1
Sansuy	-	(5.5)	(10.2)	2.0	(30.9)	(25.4)

					2008	2007
			Borealis		Total	Total
At January 1				23.8	23.8	26.2
Equity in the results				2.2	2.2	2.2
Sale of investment						(1.9)
Dividends				(3.0)	(3.0)	(2.0)
Other						-
At December 31				23.0	23.0	24.5

Share prices of related parties' shares listed on the São Paulo Stock Exchange are presented below:

				Share Price - R$		Trading
	Type	Code		2007	2006	unit
Copesul(*)	ON	CPSL3		-	38.10	1 share
Petroflex (**)	ON	PEFX3	17.10		14.40	1 share
	PNA	PEFX5	16.50		14.85	1 share
(*) Delisted as from October 2007.
(**) Sold in 2008

Braskem S.A. and Its Subsidiaries

Notes to the Consolidated Financial Statements
at December 31, 2008, 2007 and 2006
All amounts in millions of reais, unless otherwise indicated

(b)	Information on investments in the main jointly- controlled companies proportionally consolidated under CVM Instruction 247

Cetrel

The principal activity of Cetrel is to provide services of environmental protection and controls to petrochemical companies. Goodwill on this investment is based on the fair value of assets and will be amortized through July 2015.

Petroquímica Paulínia

On September 16, 2005 Braskem and Petroquisa formed Petroquímica Paulínia, which will be responsible for the development and operation of a new polypropylene plant to be built in Paulínia - São Paulo. This plant will use polymer-grade propylene supplied by Petrobrás as its main raw material. Operations started in September, 2008, using advanced Braskem technology.

Until March of 2008, this company was jointly controlled with Petroquisa. With the merger of the shares issued by Grust in July of 2008 (Note 1(c)(xii))), Braskem became holder of 100% of the voting capital of that subsidiary. On September 30, 2008 Petroquímica Paulínia was taken over by Braskem (Note 1(c)(xiii)).

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

(c)	Advance for the acquisition of investments

This balance comprises expenditures for the acquisition of the Ipiranga Group petrochemical assets, as mentioned in Note 1(c). The acquisition of RPR, DPPI and CBPI shares was carried out in three steps, as follows:

In April 2007, the Company purchased common and preferred shares held by the controlling shareholders of the Ipiranga Group. In this connection, Braskem made an advance of R$ 651.9 to Ultrapar. In accordance with the shareholders' agreement entered into with Ultrapar and Petrobras, as from the date of this purchase, Braskem took over management of the Ipiranga Group petrochemical assets. As the new controller of these assets in April 2007 the Company began to fully consolidate IQ, IPQ and Copesul. The Company holds a 13.40% interest in the total share capital of IQ.

Braskem S.A. and Its Subsidiaries

Notes to the Consolidated Financial Statements
at December 31, 2008, 2007 and 2006
All amounts in millions of reais, unless otherwise indicated

In October and November 2007 the Company purchased common and preferred shares held by minority shareholders of RPR, DPPI and CBPI, as provided for in the Brazilian Corporate Law. For this acquisition, Braskem made an advance of R$ 203.7,ultrapar and recorded a 17.87% interest in the total share capital of Ipiranga Química for purposes of consolidating these assets.

In December 2007 Ultrapar merged the preferred shares owned by minority shareholders in the acquired companies, and afterwards held 100% of the shares in RPR, DPPI and CBPI. Upon completion of this stage, the Company recorded the last purchase price installment to be assigned to Ultrapar in the amount of R$ 633.5 to be disbursed when the Company receives the IQ shares from Ultrapar, which occurred in February 2008. This installment has been recorded in "Advance for acquisition of investment" against "Creditors on acquisition of investments". Following the accounting recognition of this stage of the acquisition process, the Company began to record a 60% interest in the total share capital of IQ for purposes of consolidation of these assets.

In addition to the amounts allocated to the purchase of shares, the Company considered as part of the investment cost those expenses directly associated with the process, which amounted to R$ 41.5 up to December 31, 2008 (December 31, 2007 - R$ 22.0) . Taking into consideration all disbursements already made, in June 2008 the Company recorded goodwill of R$ 73.6 attributed to future profitability, and of R$ 996.8 (December 31, 2007 - R$ 1,050.9), attributed to appreciation of property, plant and equipment.

Between April and December 2007 the Company recorded R$ 30.7 as equity in the earnings of IQ. During the same period, the amount of R$ 22.9 was charged to results as realization of goodwill underlying this acquisition.

(d)	Petroquímica Paulínia

On April 25, 2008, the industrial plant of Petroquímica Paulínia was inaugurated. The unit has a production capacity of 350,000 tons a year of polypropylene, and is located in the municipality of Paulínia, in the State of São Paulo.

Until March of 2008, this company was jointly controlled with Petroquisa. With the merger of the shares issued by Grust in July of 2008 (Note 1(c)(xii)), Braskem became holder of 100% of the voting capital of that subsidiary. On September 30, 2008, Petroquímica Paulínia was taken over by Braskem (Note 1(c)(xii).

Braskem S.A. and Its Subsidiaries

Notes to the Consolidated Financial Statements
at December 31, 2008, 2007 and 2006
All amounts in millions of reais, unless otherwise indicated

12	Property, Plant and Equipment, and Intangible Assets
				2008	2007	Average
						annual
			Accumulated			depreciation
		Cost	depreciation	Net	Net	rates - %
	Land	83.1		83.1	75.0	-
	Buildings and improvements	1,415.8	(520.5)	895.3	730.7	2.7
	Machinery, equipment and facilities	11,551.6	(4,405.5)	7,146.1	5,614.2	5.9
	Mines and wells	23.3	(6.8)	16.5	4.2	10.6
	Furniture and fixtures	90.5	(48.9)	41.6	29.0	10.0
	Information technology equipment	108.8	(79.0)	29.8	39.3	20.0
	Maintenance stoppages in progress	239.5		239.5	95.5	-
	Construction in progress	1,609.7		1,609.7	1,657.3	-
	Other	316.5	(98.7)	217.8	158.9	16.0
		15,437.9	(5,159.5)	10,278.4	8,404.1	-

Braskem S.A. and Its Subsidiaries

Notes to the Consolidated Financial Statements
at December 31, 2008, 2007 and 2006
All amounts in millions of reais, unless otherwise indicated

At December 31, 2008 property, plant and equipment included goodwill arising from merged companies for the net amount of R$ 1,626.4 (2007 - R$ 765.7), transferred in accordance with CVM Instruction no. 319/99.

Braskem recorded reductions in the recoverable amount of its DMT plant when production was stopped in 2007 amounting to R$ 13.8 based on its estimated sales value. In 2008 further reductions in the recoverable amounts were recorded, totaling R$144.1, relating to the DMT, PET and Caprolactam plants amounts amounting to R$ 11.7, R$102.8 and R$ 29.6, respectively. The additional provision for DMT related to an adjustment on the expected sales price of the plant due to worsening market conditions in 2008. In December 2008, Braskem advised the market about the definitive stoppage of the PET transferring to other plants equipment that could be still used while the remaining machines, equipment and installations were expected to be disassembled and sold for an insignificant amount. Due to market conditions during 2008 in relation to Caprolactam, that plant was no longer considered to be able to recover its net book value based on expected future cash flows from operations and a reduction in the recoverable amount of the Caprolactam plant was recorded. This expense, of R$ 29.6, represented the difference between the present value of the cash flow obtained from producing and selling that product and the net book value of the respective industrial unit. Principal assumptions for preparing the cash flow included using (i) the discount rate for similar business, and (ii) sales prices based on observable industry cycles.

Changes to property, plant and equipment
	2008	2007
Balance at beginning of the year	8,404.1	6,689.0
(+) Acquisitions	1,712.2	1,396.0
(-) Write-offs	(22.0)	(2.7)
(-) Transfers	(163.7)	(87.7)
(+) Corporate activities (i)	1,228.1	1,171.8
(-) Depreciation / amortization	(736.1)	(748.5)
(-) Reduction to the recoverable amount	(144.1)	(13.8)
Balance at the end of the year	10,278.4	8,404.1
(i) Includes mergers of companies, opening balances of consolidated companies beginning from the acquisition and write-off from deconsolidation of companies in the process of disposal (Note 1 (c)).

Braskem S.A. and Its Subsidiaries

Notes to the Consolidated Financial Statements
at December 31, 2008, 2007 and 2006
All amounts in millions of reais, unless otherwise indicated

The corporate changes shown in the box above that occurred during the 2008 financial year are shown as follows:
2008
Goodwill based on the appreciation of property, plant and equipment for Copesul	937.7
Addition through merger of Petroquímica Paulínia	290.4
Total corporate changes	1,228.1

Braskem S.A. and Its Subsidiaries

Notes to the Consolidated Financial Statements
at December 31, 2008, 2007 and 2006
All amounts in millions of reais, unless otherwise indicated

13	Intangible assets
				2008	2007	Average
						annual
			Accumulated			depreciation
		Cost	depreciation	Net	Net	rates - %
Goodwill		3,188.8	(1,175.5)	2,013.3	2,442.2	(i)
Brands and patents		199.8	(50.3)	149.5	36.9	10,0
Licensing rights for internal use of operating systems		309.3	(93.4)	215.9	135.5	13,7
		3,697.9	(1,319.2)	2,378.7	2,614.6	-

(i) The goodwill founded on future profitability was amortized up to December 31, 2008, taking into account the maximum period of 10 years. As from 2009, this type of goodwill will no longer be systematically amortized, being subject to the annual impairment test, pursuant to the provisions of CPC 13.

Braskem S.A. and Its Subsidiaries

Notes to the Consolidated Financial Statements
at December 31, 2008, 2007 and 2006
All amounts in millions of reais, unless otherwise indicated

Changes in intangible assets
	2008	2007
Balance at beginning of the year	2,614.6	129.1
Reclassification to comply with Law 11638/07 and MP 449/08 (i)		1,588.5
(-) Write-offs	(35.7)	(4.3)
(+) Transfers	207.0	59.0
(+) Acquisitions/merger (ii)	31.0	1,373.6
(-) Amortization	(438.2)	(531.3)
Balance at the end of the year	2,378.7	2,614.6
(i) Basically represents the goodwill from the expectation of future profitability transferred from deferred assets R$ R$ 1,531.0.
(ii) Comprises goodwill merged from Copesul and IPQ amounting R$ 1,060.1.

14	Deferred Charges
				2008	2007	Annual
			Accumulated			amortization
		Cost	amortization	Net	Net	rate - %
	Pre-operating expenses	337.2	(228.9)	108.2	110.6	10
		337.2	(228.9)	108.2	110.6

Braskem S.A. and Its Subsidiaries

Notes to the Consolidated Financial Statements
at December 31, 2008, 2007 and 2006
All amounts in millions of reais, unless otherwise indicated

15	Loans and Financing
					Consolidated
			Annual financial charges	2008	2007
	Foreign currency
	Eurobonds		Note 15(a)	3.023.1	1,401.2
	Advances on exchange contracts	2008	US$ exchange variation + average interest of 6.61%	149.9
		2007	US$ exchange variation + average interest of 5.65%		28.3
	Export prepayment		Note 15(b)	4,000.3	1,623.3
	Medium - Term Notes		US$ exchange variation + interest of 11.75%	618.7	632.6
	Raw material financing	2008	US$ exchange variation + interest of 4.08%	21.5
		2007/2006	YEN exchange variation + fixed interest of 6.70%		0.4
		2007	US$ exchange variation + average interest of 6.76%		18.3
		2007	EUR exchange var. + average interest of 4.68%		1.7
	Fixed assets financing	2007	US$ exchange var. + annual 1.60% annual LIBOR		37.9
		2007	US$ exchange var. + annual 0.35% 4-month LIBOR		1,701.8
	BNDES	2008	Average interest of 7.90% + Floating rate(UMBNDES)
				33.6
		2007	Average interest of 9.70% Floating rate (UMBNDES)		44.8
		2008	US$ exchange variation + average interest of 6.55%	202.7
	Working capital	2008	US$ exchange variation + average interest of 7.66%	905.2
		2007	US$ exchange variation + average interest of 7.83%		388.2
	Project financing (NEXI)		YEN exchange variation + interest of 0.95% above TIBOR	195.7	231.2
	Financial funding costs			(47.9)
	Amortization of financial funding costs			2.1
	Local currency
	Working capital	2008	Floating rate (92 to 119.09% of CDI)	363.6
		2007	102 % of CDI		128.9
	FINAME	2008	Average interest of 4.57% + TJLP	2.0
		2007	Average interest of 4.44% + TJLP		7.0
	BNDES	2008	Average fixed interest of 2.90% +TJLP	1,376.7
		2007	Average fixed interest of 3.45% +TJLP		667.5
	BNB	2008	Fixed interest of 8.54%	255.4
		2007	Fixed interest of 9.88%		165.9
	FINEP	2008/2007	TJLP	57.2	64.3
	Vendor	2007	Average interest of 11.55%		327.2
	Total			11,159.8	7,470.3
	Current liabilities			(2,120.0)	(1,068.4)
	Noncurrent liabilities			9,039.8	6,401.9
	(i) UMBNDES = BNDES monetary unit.

Braskem S.A. and Its Subsidiaries

Notes to the Consolidated Financial Statements
at December 31, 2008, 2007 and 2006
All amounts in millions of reais, unless otherwise indicated

(a)	U.S. dollar - denominated notes and bonds

In April 2006 the Company issued perpetual bonds in an aggregate principal amount of US$ 200 million. These bonds bear annual interest of 9.00%, payable on a quarterly basis in arrears on January 28, April 28, July 28 and October 28 of each year, commencing on July 28, 2006. The proceeds were used for working capital purposes and the acquisition of Politeno shares.

In September 2006 the Company issued bonds in an aggregate principal amount of US$ 275 million, with an 8% coupon and maturity in ten years. Funds raised were used mainly to repurchase the third tranche of the medium-term notes ("MTNs") (Note 15(d)).

In June 2008 subsidiary Braskem Finance obtained borrowings of US$ 500 million in Eurobonds, with a 7.25% p.a. coupon, maturing in 2018, priced at 99.127% of face value, with a return to the investor of 7.375% p.a. This amount was used to amortize part of the bridge loan taken out for the acquisition of the petrochemical assets of the Ipiranga Group (Note 15(d)).

The Company's U.S. dollar-denominated notes and bond positions are summarized as follows:

	Amounts in		Percentage
Date	US$ million	Maturity	interest p.a.	2008	2007
July 1997	150	June 2015	9.38	353.2	267.7
June 2005	150	None	9.75	352.0	266.8
April 2006	200	None	9.00	475.7	360.5
September 2006	275	January 2017	8.00	667.8	506.2
June 2008	500	June 2018	7.25	1,174.4
				3,023.1	1,401.2

(b)	Export prepayments

On October 9, 2008 the subsidiary Braskem Inc. concluded a 5-year export pre-payment transaction, in the amount of US$ 725 million, with interest of Libor + 1.75% p.a., and a 3 year grace period. This transaction was an extension of the bridge-loan taken out for the acquisition of the petrochemical assets of the Ipiranga Group and delisting the merged company Copesul (Note 15(d)). Subsequently, a swap transaction was carried out that locked the Libor quotation for the period of the transaction at 3.85% p.a. Consequently, the cost of the export pre-payment transaction will change from Libor + 1.75% p.a. to 5.6% p.a.

Braskem S.A. and Its Subsidiaries

Notes to the Consolidated Financial Statements
at December 31, 2008, 2007 and 2006
All amounts in millions of reais, unless otherwise indicated

	Amounts in
Date	US$ million	Maturity	Interest (% p.a.)	2008	2007
January 2004	6,3 June 2008		US$ exchange variation + interest 4.25		11.2
January 2005	0.5 January 2008		US$ exchange variation + Libor + 1.55		7.3
June 2005	0.1 May 2008		US$ exchange variation + interest 1.75		17.8
June 2005	0.1 June 2009		US$ exchange variation + 3-month Libor + 1.88	11.7	17. 8
July 2005	0.1 June 2010		US$ exchange variation + 6-month Libor + 2.05	14.0	18.4
May 2006	0.4 June 2008		US$ exchange variation + average interest 5.41		1.0
May 2006	0.1 May 2009		US$ exchange variation + 6-month Libor + 0.70	23.5	17.8
May 2006	0.2 Jan 2010		US$ exchange variation + 12-month Libor + 0.30	48.9	37.5
July 2006	1.0 July 2013		US$ exchange variation + 6-month Libor + 1.00	114.2	173.1
July 2006	0.8 July 2014		US$ exchange variation + 6-month Libor + 0.78	178.3	136.4
March 2007	0.4 March 2014		US$ exchange variation + 6-month Libor + 1.60	82.7
April 2007	0.2 April 2014		US$ exchange variation + 6-month Libor + 0.77	354.6	269.6
October 2007	315.5 Oct 2009		US$ exchange variation + 3-month Libor + 0.35	738.0	562.3
November 2007	0.2 Nov 2011		US$ exchange variation + 6-month Libor + 1.40	351.8	353.1
February 2008	0.2 Feb 2009		US$ exchange variation + average interest 3.94	362.4
October 2008	0.7 Oct 2013		US$ exchange variation + 6-month Libor + 1.75	1,720.1

				4,000.3	1,623.3

(c)	Project financing (NEXI)

In March and September 2005 the Company obtained Japanese yen-denominated loans from Nippon Export and Investment Insurance, in the amount of ¥ 5,256.5 million (R$ 136.5) and ¥ 6,628.2 million (R$ 141.5), respectively, to finance several investment projects, including "Braskem +" program. These loans bear annual interest of 0.95% above the Tokyo Interbank Rate (TIBOR) plus exchange variation, payable semi-annually.

The principal is payable in 11 installments, commencing in March 2007, with final maturity in March 2012. The financing contracts include insurance that guarantees 95% of commercial risk amounts and 97.5% of political risk amounts.

As part of its risk management policy (Note 23 (a)), the Company entered into a swap contract for the total amount of these loans which, in effect, changes the annual interest rate and exchange variation to 101.59% of CDI for the tranche drawn down in March 2005, and 103.98% of CDI and 104.29% of CDI for two tranches drawn down in September 2005. The swap contract was entered into with a leading foreign bank and its maturity, currencies, rates and amounts are matched to the financing contracts. The effect of this swap contract is recorded in financial results under monetary variation of financing (Note 23).

Braskem S.A. and Its Subsidiaries

Notes to the Consolidated Financial Statements
at December 31, 2008, 2007 and 2006
All amounts in millions of reais, unless otherwise indicated

(d)	Investment financing

In April 2007 the Company completed negotiations to obtain a bridge loan of up to US$ 1.2 billion to finance the acquisition of the Ipiranga Group petrochemical assets and delist Copesul. Amounts drawn down by the Company until December 31, 2007, plus charges and the portion released to subsidiary EDSP58, totaled R$ 1,701.8, and are described as "Fixed assets financing".

In 2008, this bridge loan was liquidated using funds raised from the issuance of Eurobonds and the export prepayment transaction.

(e)	Repayment schedule
	Long-term loans will mature as follows:
		2008	2007
	2009		2.593.7
	2010	639.2	378.7
	2011	868.2	304.6
	2012	1,258.6	329.1
	2013 and thereafter	6,273.8	2,795.9
		9,039.8	6,401.9

	The Company believes that it will meet its debt obligations in 2010 with its cash generated from operations, its existing cash and other liquid investments and the use of existing credit facilities and receivables transactions, if needed.

(f)	Guarantees
	The Company and its subsidiaries have provided securities for short- and long-term financing, as stated below:

			Total	Loan
		Maturity	guaranteed	amount	Guarantees
	BNB	June 2016	248.3	248.3	Mortgage, machinery & equipment
	BNDES	April 2015	1,602.7	1,602.7	Mortgage, machinery & equipment
	NEXI	June 2012	195.7	195.7	Insurance premium
	Working Capital	February 2010	1,268.8	1,268.8	Exporting Credit Note
	FINEP	March 2012	57.2	57.2	Mortgage and surety bond
	Prepayments	October 2014	1,361.2	4,516.7	Mortgage and surety bond
	Other institutions	February 2020	23.3	173.1	Surety/endorsement and promissory notes
	Total		4,757.2	8,062.5

Braskem S.A. and Its Subsidiaries

Notes to the Consolidated Financial Statements
at December 31, 2008, 2007 and 2006
All amounts in millions of reais, unless otherwise indicated

(g)	Capitalized interest

As described in Note 3(d), the Company adopts the accounting practice of capitalizing interest on financing during the period of asset construction. The Company's policy is to apply the weighted average financial charge rate on the debt to the balance of projects in progress. This amount is limited to the amount of charges incurred in the period.

The average rate used during the period was 35.7% per annum, and the amounts capitalized are follows:

	2008	2007
Gross financial charges	3,013.0	669.3
Less: capitalized interest	(308.0)	(35.2)
Net financial charges	2,705.0	634.1

(h)	Loan covenants

Certain loan agreements entered into by the Company establish limits for certain ratios involving the ability to incur debts and pay interest.

The first ratio imposes limits on the Company’s indebtedness on account of our ability to generate EBITDA. This is calculated by dividing the Company’s net debt by its EBITDA for the last twelve months. This ratio is calculated in Reais or dollars, depending on contract terms. If calculated in dollars, the closing PTAX is used for assessing the net debt and the average dollar for the last four quarters for calculating the EBITDA.

The second ratio to be found in the Company’s contracts is the division of the EBITDA by net interest, which represents the difference between interest paid and received. This ratio is verified on a quarterly basis and is only calculated in dollars.

Below is a summary of the outstanding transactions and their limiting factors:

Transaction	Indicator	Currency
Debentures 13th and 14th	Net Debt / EBITDA(*) < 4.5	R$
Nexi financing	Net Debt / EBITDA(**) < 4.5 EBITDA(**) / net interest > 1.5	US$
Medium-Term Notes	Net Debt / EBITDA (*) < 4.5	R$
Export prepayments	Net Debt / EBITDA (**) < 4.5 EBITDA(**) / net interest > 2.0	US$

(*) EBITDA -operating result before financial results and equity interests, plus depreciation and amortization.
(**) EBITDA -operating result before financial results and equity interests, plus depreciation and amortization, dividends and equity interest received from non-consolidated companies.

The penalty for non-compliance with these is the possibility of accelerated debt maturity, except for the Debenture and Medium-term Notes transactions.

The Company is in compliance with its covenants.

Braskem S.A. and Its Subsidiaries

Notes to the Consolidated Financial Statements
at December 31, 2008, 2007 and 2006
All amounts in millions of reais, unless otherwise indicated

(i)	Transaction costs (funding for transactions)

In 2008, the Company incurred costs in structuring Eurobond transactions (Note 15(a)) and export prepayment transactions (Note 15(b)). The amounts, classified as a reduction of the debt, and the respective changes in 2008 are as follows:

	Export prepayments	Eurobonds	Total
Cost incurred costs	31.3	16.6	47.9
(-) Amortization in 2008	(1.3)	(0.8)	(2.1)
Balance	30.0	15.8	45.8

The amounts to be recognized in the statement of operations are as follows:

	Export prepayments	Eurobonds	Total
2009	7.5	1.7	9.2
2010	7.4	1.7	9.1
2011	7.2	1.7	8.9
2012	5.5	1.7	7.2
2013	2.4	1.7	4.1
2014 and thereafter		7.3	7.3
	30.0	15.8	45.8

Braskem S.A. and Its Subsidiaries

Notes to the Consolidated Financial Statements
at December 31, 2008, 2007 and 2006
All amounts in millions of reais, unless otherwise indicated

16	Debentures

At a meeting held on August 2, 2006 the board of directors approved the 14th issue of 50,000 simple, unsecured debentures, not convertible into shares, in a single series, for a total of R$ 500.0. The debentures were subscribed and paid up on September 1, 2006.

On June 4, 2007, the Company redeemed early all the outstanding debentures of its 12th public issue, for the par value of the debentures, plus remuneration pursuant to clause 5.19 of the indenture, in the total amount of R$ 1,113.5.

Details on the Company's debenture transactions:
Issue	Unit value - R$	Maturity	Remuneration	Remuneration payment	2008	2007
13th (i)	10	Jun/2010	104.1% of CDI	Biannually as from Dec/2005	303.5	302.6
14th (i)	10	Sep/2011	103.5% of CDI	Biannually as from Mar/2007	522.8	517.8
(ii)	1	Jun/2008	100.0% of CDI	Upon maturity		91.2
					826.3	911.6
(i)	Public issue of non-convertible debentures.
(ii)	Issued by subsidiary IQ.

The changes in debentures during 2008 and 2007 were as follows:
	2008	2007
Balance at the beginning of the year	911.6	2,139.9
Accrued interest and financial charges	99.5	192.3
Addition through acquisition of subsidiary		83.3
Reduction through deconsolidation of subsidiary	(91.2)	(32.5)
Repayments and conversions	(93.6)	(1,471.4)
Balance at the end of the year	826.3	911.6
Less: Current liabilities	(26.3)	(111.6)
Non-current liabilities	800.0	800.0

Braskem S.A. and Its Subsidiaries

Notes to the Consolidated Financial Statements
at December 31, 2008, 2007 and 2006
All amounts in millions of reais, unless otherwise indicated

17	Taxes and Contributions Payable - Long-term Liabilities
		2008	2007
	IPI credits offset
	IPI - export credit (i)	731.1	687.8
	IPI - zero-percent rate (ii)	330.3	309.3
	IPI - consumption materials and property, plant
	and equipment	44.9	42.5
	Other taxes and contributions payable
	PIS/COFINS - Law 9,718/98 (iii)	60.8	50.6
	Education contribution, SAT and INSS	41.2	38.6
	PAES - Law 10684 (iv)	28.7	36.4
	Other	58.3	59.2
	Less: Judicial deposits	(64.1)	(78.6)
		1,231.2	1,145.8

	The Company is disputing in court some changes in tax laws, and the updated sums have been provisioned for. No contingent assets are posted in this regard.

(i)	IPI Tax Credit on Exports (Crédito-prêmio)

The Company – by itself and through absorbed companies – challenges the term of effectiveness of the IPI tax credit (crédito-prêmio) introduced by Decree-law 491 of 1969 as an incentive to exports of manufactured product. Lower courts have granted most lawsuits to that end, but such favorable decisions may still be appealed.

In hearing the appeal lodged by another taxpayer seeking court recognition of its entitlement to use such tax benefit until present, the Superior Court of Justice (STJ) upheld its rejection to such prospective use and affirmed that the aforementioned tax benefit expired in 1990. As constitutional issues are at dispute, the STJ is to make a final determination over this matter and its general implications. Also, the STJ will eventually revisit the right to use those tax credits after 1990, based on application of the Temporary Constitutional Provisions Act (ADCT) 41.

According to its legal advisors, the Company stands reasonably possible chances of loss in these suits.

Braskem S.A. and Its Subsidiaries

Notes to the Consolidated Financial Statements
at December 31, 2008, 2007 and 2006
All amounts in millions of reais, unless otherwise indicated

(ii)	IPI – Zero rate

Merged companies OPP Química, Trikem and Polialden have filed lawsuits claiming IPI tax credits from the acquisition of raw materials and inputs that are exempt, non-taxed or taxed at a zero rate most. Lower courts have rules in favor of the tax payer in the lawsuits.

In February 2007 on a case unrelated to the Company, the STJ found against the right to offset zero-rate IPI credits by a tight majority (6 to 5). In June 2007 the STJ Full Bench ruled, by majority opinion, that prospective-only effects could not be given to an STJ decision that later reversed an erstwhile determination in favor of the taxpayer made by the STJ Full Bench itself. This ruling had a negative bearing on judgment of the cases involving merged companies OPP Química and Trikem in Bahia, leading to payments in the amount of R$ 127.3 (August 2007). By the same token, a portion of the amount underlying the lawsuit involving merged company Polialden (R$ 99.6) was settled in October 2007. The remaining value relating to Polialden will be challenged in court.

The Company still enjoys a favorable court decision on the lawsuit lodged by its merged company Trikem in Alagoas, allowing the Company to use these tax credits. The Company will have to pay out the offset sums when the court decision on this case is reversed. It should be stressed that all of these amounts have been provisioned for, which will avoid an adverse impact on the Company’s results.

(iii)	PIS/COFINS - Law 9718 of 1998

The sums posted by the Company as long-term liabilities primarily refer to the lawsuits filed by the Company and by the absorbed companies to challenge the constitutionality of the changes in the PIS and COFINS tax bases introduced by Law 9718 of 1998.

Despite the STJ Full Bench finding in November 2005 about the lawfulness of the resulting increase in those tax bases, the Company is still challenging the COFINS rate escalation from 2% to 3%, in a small number of cases. As for expansion of the tax base, the STF held on that same date that 9718 of 1998 was unconstitutional.

The amounts posted as long-term liabilities primarily refer to the lawsuits filed by the Company and by the absorbed companies to challenge the constitutionality of the COFINS tax rate escalation from 2% to 3% as per Law 9718 of 1998. Despite the STF Full Bench finding in November 2005 favorably to the lawfulness of said escalation, the STF itself is revisiting this matter in terms of the general implications from such unconstitutionality. The Company filed another lawsuit in late 2008, with a new approach in light of new arguments deriving from the current state of affairs.

Braskem S.A. and Its Subsidiaries

Notes to the Consolidated Financial Statements
at December 31, 2008, 2007 and 2006
All amounts in millions of reais, unless otherwise indicated

(iv)	Special Installment Program - PAES - Law 10684 of 2003

In July and August 2003 absorbed companies IPQ and Trikem qualified for more favorable payment conditions by adhering to the PAES program instituted by Federal Law 10684 of 2003.

IPQ adhered to this installment payment scheme, after cancellation of supporting certificates (DCC’s) originated from acquisition and offsetting of third-party credits. For its part, Trikem opted for such scheme after filing for voluntary termination of the lawsuit challenging the COFINS tax rate escalation from 2% to 3% (instituted by Law 9718 of 1998).

Even though the Company had met all legal requirements and payments were being made as and when due, the National Treasury Attorney’s Office (PFN) disqualified Trikem for PAES on two different occasions, and the Company obtained a court relief reinstating it to PAES in these two events. In reliance on the opinion of its legal advisors, Management believes that the Company’s eligibility for these installment payments will be upheld as originally requested.

The outstanding debt is R$ 36.7 as of December 31, 2008, of which R$ 8.0 is classified in current liabilities and R$ 28.7 in noncurrent liabilities (2007 – R$ 36.6, being R$ 6.7 in current liabilities and R$ 30.0 in non-current liabilities).

Braskem S.A. and Its Subsidiaries

Notes to the Consolidated Financial Statements
at December 31, 2008, 2007 and 2006
All amounts in millions of reais, unless otherwise indicated

18	Income Tax and Social Contribution on Net Income

(a) Income tax reconciliation

	2008	2007	2006
		Retrospectively	Retrospectively
		revised	revised
Income (loss) before income tax and minority interest	(2.712.9)	1,208.7	177.0
Income tax and social contribution benefit (expense) at
statutory rate of 34%	922.4	(411.0)	(60.2)
Income tax on equity in results of associated companies	0.1	(3.9)	9.8
Non-deductible amortization of goodwill	24.9	(29.8)	(30.3)
Effects of Law 11638/07 – Transition Tax Regime – RTT	14.1	55.6	34.7
Other permanent differences	10.0	(88.6)	(1.0)
Tax effect of social contribution tax exemption (c) below	(246.4)	52.3	13.5
Net change in valuation allowance	(502.0)	11.9	6.2
Tax on goodwill of merged subsidiary Polialden
(Note 1(c)(ii))	54.8	85.8	75.9
Other	0.3	0.3	(1.1)
Income tax benefit (expense), per consolidated statement
of operations	278.2	(327.4)	47.5
Current	(23.6)	(224.1)	(76.2)
Deferred	301.8	(103.3)	123.7

As tax losses were incurred in 2008, the Company is entitled to no tax exemption/abatement benefits. In 2007, this benefit was R$ 49.5.

Braskem S.A. and Its Subsidiaries

Notes to the Consolidated Financial Statements
at December 31, 2008, 2007 and 2006
All amounts in millions of reais, unless otherwise indicated

(b)	Deferred income tax

In accordance with a pronouncement issued by IBRACON on the accounting for income tax and social contribution, supplemented by CVM Instruction no. 371, the Company has recognized deferred tax assets as follows:

	2008	2007	2006
Deferred tax assets
Net operating loss carryfowards	911.2	146.4	162.2
Goodwill and deferred charges	167.2	150.9	100.4
Non-deductible accrued expenses and other temporary
differences	114.9	161.2	146.9
Effects of Law 11638/07	22.8	22.8	22.8
Gross deferred tax assets	1,206.1	481.3	432.3
Valuation allowance	(502.0)	-	(11.9)
Total deferred income tax	714.1	481.3	420.4
Less: current deferred tax assets	(59.6)	(85.8)	(20.6)
Non-Current deferred tax assets	654.5	395.5	399.8
Deferred tax liabilities
Accelerated depreciation and other	(23.3)	(64.4)	(17.3)
Non-Current deferred tax liabilities	(23.3)	(64.4)	(17.3)

The Company believes that it is probable that the deferred tax asset, net of the valuation allowance, will be recovered within ten years. Deferred tax assets have not been constituted on temporary differences and loss carryforwards whose realization is not considered probable.

As required by CVM, the Company provided a valuation allowance for the amounts to be recovered after 10 years, in the amount of R$ 502.0, at December 31, 2008.

In addition to the positive results arising from the corporate restructuring process described in Note 1(c), expected future taxable income is based on projections and feasibility studies using price, exchange rate, interest rate, market growth assumptions and other variables relevant to the Company.

Braskem S.A. and Its Subsidiaries

Notes to the Consolidated Financial Statements
at December 31, 2008, 2007 and 2006
All amounts in millions of reais, unless otherwise indicated

(c)	Social Contribution on Net Income ("CSL")

In view of the discussions over the constitutionality of Law 7689 of 1988, the Company and its merged companies OPP Química, Trikem and Polialden filed civil lawsuits against payment of CSL. The resulting court decision favorable to these companies became final and conclusive. However, the Federal Government filed an appeal on the judgment (“ação rescisória”) challenging the decisions on the lawsuits filed by the Company, Trikem and Polialden, on the argument that – after the final decision favorable to those companies – the Full Bench of STJ declared the constitutionality of this tax except for 1988. As the Federal Government did not file an appeal on the judgment in the case of OPP Química, the first final and conclusive decision remained in force.

The suit on the judgment is pending the STJ and STF review of a number of appeals concerning this specific matter. Even though the suit on the judgment and tax payments are still on hold, the Federal Revenue Office has issued tax assessment notices against the Company and its merged companies, and administrative defenses have been filed against such notices.

Based on the opinion of its legal advisors (which stated the likelihood of a favorable outcome as reasonably possible), Management believes that the following is likely to occur: (i) the courts will eventually release the Company from paying this tax; and (ii) even if the appeal on the judgment is held invalid, the effects of said judgment cannot retroact to the year of enactment of the law, the reason why the Company has made no provisions for this tax. If retrospective payment is required by court order (contrary to the opinion of its legal advisors), the Company believes that the possibility of a fine being imposed is remote. Accordingly, the amount payable, retrospectively revised for inflation and accruing Brazil’s SELIC benchmark rate, would be approximately R$ 835.4, net of fine.

19	Tax Incentives

(a)	Corporate income tax

Until calendar year 2011 the Company has the right to reduce by 75% the income tax on the profit arising from the sale of basic petrochemical products and utilities., and the three polyethylene plants at Camaçari have the same right until base years 2011, 2012 and 2016, and PVC plant at Camaçari also has until 2013. The PVC plants in Alagoas and the PET plant at Camaçari are exempt from corporate income tax on the results of their industrial operations until 2008.

Braskem S.A. and Its Subsidiaries

Notes to the Consolidated Financial Statements
at December 31, 2008, 2007 and 2006
All amounts in millions of reais, unless otherwise indicated

Production of caustic soda, chloride, ethylene dichloride and caprolactam has the benefit of the 75% decrease in the income tax rate up to 2012.

(b)	Value-added tax - ICMS

The Company has ICMS tax incentives granted by the State of Alagoas through State of Alagoas Integrated Development Program - PRODESIN. This incentive is designed to foster the installation and expansion of industrial facilities in the State, and was credited to “Other operating income”.

20	Long-term Incentive Plan

In September 2005 the Shareholders’ Meeting approved a benefits plan called “Long-term Incentives”, not based on Company’s shares, by means of which employees designated annually by Management may acquire securities issued by the Company and entitled “Investment unit”, “Alpha” unit. The purpose among others is to strengthen the convergence of interests in creating long-term value among Braskem’s employees and shareholders, foster the sense of ownership and encourage view and the commitment of the employees to long-term results.

The investment unit does not confer on the holder the condition of shareholder of Braskem, or any right or privilege inherent to that condition, especially the right to vote and other political rights.

Each year the board of directors approves eligible participants, the number of investment units to be issued, the percentage of the Company's contribution in the case of acquisition by employees, as well as the number of units offered per participant. A participant's acceptance implies payment in cash of the amount assigned to him or her and the execution of a unit purchase agreement. Braskem then issues the related investment unit certificate.

The investment unit is issued in the 1st semester of each year, at its value is updated annually according to the average quotation of the Company’s Class A preferred shares at the end of the dealing period on the BOVESPA in the months of October and March. In addition to the variation in its nominal value, the Investment unit earns the equivalent of the dividend and/or equity interest distributed by Braskem.

There are three types of Investment units:

• the unit acquired by the participant, known as “Alpha”;
• the unit received by the participant by way of the Braskem counterparty, known as “Beta”; and
• the unit received by the participant by way of income, known as “Gama”.

Braskem S.A. and Its Subsidiaries

Notes to the Consolidated Financial Statements
at December 31, 2008, 2007 and 2006
All amounts in millions of reais, unless otherwise indicated

The Investment unit (and its corresponding certificate) are issued on a very personal basis and may only be sold to Braskem by means of redemption on the following conditions:

• from year 5 following the 1st acquisition, the acquiring party may redeem up to 20% of the accrued balance of their investment units; and

• from year 6,redemption is limited to 10 % of the accrued balance.

The composition and fair value of units on December 31, 2008 and 2007 are as follows:

		2008
	Number	Value
Investment Units
Issued (Alfa Units)	707.661	9.5
Granted as incentive (Beta Units)	705.361	0.9
Total	1.413.022	10.4

		2007
	Number	Value
Investment Units
Issued (Alfa Units)	285.180	4.3
Granted as incentive (Beta Units)	285.180	0.6
Total	570.360	4.9

21	Shareholders' Equity

(a)	Capital

At the Extraordinary General Meeting held on May 31, 2006, shareholders approved a capital increase of the Company by R$ 105.3 as a result of the merger of subsidiary Polialden (Note 1(c)(ii)), through the issuance of 7,878,725 Class A preferred shares. On the same date, a conversion of 2,632,043 Class A preferred shares into common shares at the ratio of 1:1 was also approved.

At December 31, 2007 the Company's subscribed and paid-up capital was R$ 4,641.0, divided into 449,432,611 shares, comprising 149,810,870 common shares, 298,818,675 Class A preferred shares, and 803,066 Class B preferred shares, with no par value. At the same date, the Company's authorized capital comprised 488,000,000 shares, of which 175,680,000 were common shares, 307,440,000 were Class A preferred shares, and 4,880,000 were Class B preferred shares.

Braskem S.A. and Its Subsidiaries

Notes to the Consolidated Financial Statements
at December 31, 2008, 2007 and 2006
All amounts in millions of reais, unless otherwise indicated

At the Extraordinary General Meeting held on April 2, 2007, shareholders approved the merger of Politeno into the Company (Note 1(c)(v)). As a result, the Company's capital was increased by R$ 19.1 to R$ 3,527.4 through the issue of 1,533,670 Class A preferred shares. The conversion of 486,530 Class A preferred shares into common shares was also approved.

As a result of the exercise of the right to convert the 1st Issue debentures (Note 1(c)(viii)), the Company's capital was increased by R$ 1,113.6 on July 31, 2007 to total capital of R$4,641.0, through the issuance of 77,496,595 shares, comprising 25,832,198 common shares and 51,664,397 Class A preferred shares.

At December 31, 2008 the Company's subscribed and paid-up capital was R$ 5,375.8, divided into 507,540,997 shares, comprising 190,462,446 common shares, 316,484,733 Class A preferred shares, and 593,818 Class B preferred shares, with no par value. At the same date, the Company's authorized capital comprised 488,000,000 shares, of which 175,680,000 were common shares, 307,440,000 were Class A preferred shares, and 4,880,000 were Class B preferred shares.

At the Extraordinary General Meeting held on May 30, 2008 shareholders approved a capital increase of the Company from R$ 4,641.0 to R$ 5,361.7 as a result of the merger of subsidiary Grust, through the issuance of 46,903,320 common shares and 43,144,662 Class A preferred shares.

At September 30, 2008, as a result of merger or the subsidiary IPQ the Company’s capital was increased by R$ 14.1, to R$ 5.375.8, through the issuance of 1,506,061 Class A preferred shares.

(b)	Share rights

Preferred shares do not carry voting rights, but they have a priority right to a minimum non-cumulative annual dividend of 6% per annum of their nominal value, depending on the availability of net income for distribution. Only Class A preferred shareholders share the remaining net income equally with the common shares and common shares are entitled to dividends only after priority dividends have been paid to the holders of preferred shares. The Class A preferred shareholders also share equally with common shares in the distribution of shares resulting from the incorporation of other reserves to capital. Class B preferred shares are not convertible into common shares. However, at the end of the non-transfer period provided under applicable law, Class B preferred shares can be converted into Class A preferred shares at any time, at the ratio of two Class B preferred shares for each Class A preferred share.

Class A and Class B preferred shares have priority in the return of capital in the event of liquidation of Braskem. All shareholders are entitled to an annual mandatory dividend of 25% of adjusted net income for the year, in accordance with the Brazilian Corporate Law.

Braskem S.A. and Its Subsidiaries

Notes to the Consolidated Financial Statements
at December 31, 2008, 2007 and 2006
All amounts in millions of reais, unless otherwise indicated

As set forth in shareholders' agreement and memorandum of understanding, the Company has a target to distribute dividends corresponding to not less than 50% of the net income for the year, as long as the required reserve amounts are sufficient to allow for the efficient operation and development of the Company's businesses. However the legal obligation of the Company is the mandatory dividend of 25%.

Under the terms of U.S. dollar-denominated medium-term notes, the payment of dividends or interest on own capital is capped at two-times the minimum dividends accorded to preferred shares under the Company's bylaws.

(c)	Tax incentives reserve

Prior to the adoption of Law 11638/07 and MP 449/08, income tax incentives (Note 19 (a)) were classified in a capital reserve account without transiting through the statement of operations. Beginning January 1, 2006, this tax incentives, are taken to the statement of operations and may be subsequently appropriated to a revenue reserve following a management proposal ratified by the shareholders’ meeting.

Regardless of the change determined by Law 11638/07 and MP 449/08, this incentive may only be used for increasing the capital or absorbing losses.

(d)	Treasury shares

On May 3, 2006, Braskem's board of directors approved a Share Buyback Program to acquire to the Company´s common and Class A preferred shares to held in treasury and subsequently sold and/or cancelled, with no reduction in capital.

Under the program, the Company acquired 13,131,054 Class A preferred shares at the average unit cost of R$ 13.88. The low and high quotations during this period were R$ 9.97 and R$ 15.89 per share, respectively.

Upon the merger of Politeno (Note 1(c)(v)), the cross shareholding between the companies was eliminated. The Company's Class A preferred shares held by Politeno, amounting to 2,186,133 shares, were added to treasury shares.

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

Braskem S.A. and Its Subsidiaries

Notes to the Consolidated Financial Statements
at December 31, 2008, 2007 and 2006
All amounts in millions of reais, unless otherwise indicated

	•	On March 6, 2008 the cancellation of 16,595,000 Class A preferred shares of the Company was approved. These shares were maintained in treasury, on December 31, 2007, for the amount of R$ 244.5.

	•	On February 19, 2008 a new share repurchase program was approved with a 12-month term and investment of approximately R$ 252.0 for the repurchase of up to 19,862,411 Class A preferred shares. Under such program, up to December 22, 2008, 10,099,500 Class A preferred shares were acquired at an average cost of R$ 10.63 per share, total cost of R$ 107.4. The minimum and maximum amounts of these acquisitions were R$ 6.03 and R$ 13.85 per share.

	•	On April 28, 2008 the dissent of shareholders owning 2,108,823 common and 209,048 Class B preferred shares to the Company was communicated to the market, concerning the ratification of the transaction to acquire the control of the petrochemical assets of the Ipiranga Group. These shares were redeemed on March 11, 2008, for their book value as of December 31, 2007, of R$ 13.50 per share, for a total of R$ 31.3.

	•	On May 30, 2008, the shareholders of Braskem Participações approved a capital reduction and transfer to the Company of 580,331 common and 290,165 Class A preferred shares issued by the Company, in the amount of R$ 13.1.

	•	On July 2, 2008, the dissent of shareholders owning 3,562,590 common and 200 Class B preferred shares in the Company was communicated to the market, concerning the merger of the shares of Grust Holdings S/A. These shares were redeemed at their book value in to the balance sheet as of December 31, 2007, corresponding to R$ 13.50 per share, for a total of R$ 48.1.

	•	On December 22, 2008 cancellation was approved of 16,850,657 shares, of which 6,251,744 were common shares, 10,389,665 Class A preferred shares and 209,248 Class B preferred shares of the Company, with a book value of R$ 199.9. Such cancellation, in addition to the cancellation approved on March 6, totals R$ 444.4, and was taken to the profit retention reserve.

(e)		Revenue reserves

On March 28, 2006 Braskem's shareholders approved the transfer of R$ 164.9 from revenue reserves to retained earnings (accumulated deficit) for absorption of prior year adjustments related to IBRACON Technical Interpretation 01/2006.

Braskem S.A. and Its Subsidiaries

Notes to the Consolidated Financial Statements
at December 31, 2008, 2007 and 2006
All amounts in millions of reais, unless otherwise indicated

The profit retention reserve is constituted by transfer of the balance of retained earnings, to fund expansion projects included in the business plan, as provided in the capital budget proposed by management and submitted to the approval of the shareholders, in accordance with Article 196 of the Brazilian Corporate Law. The balance of this reserve on December 31, 2007 was R$ 913.8. In 2008, the Company used this balance to absorb the cancelation of the treasury shares and losses in the amount of R$ 444.4 and R$ 469.4, respectively.

(f)	Appropriation of net income

In accordance with the Company's by-laws, net income for each year, adjusted in accordance with Brazilian Corporate Law, will be appropriated as follows: (i) 5% for constitution of the legal reserve, up to 20% of capital; and (ii) 25% for payment of non-cumulative mandatory dividends, observing the legal and statutory advantages of the preferred shares. In the case of loss the accumulated income reserve is appropriated to eliminate such losses. Additionally, if the loss is greater than accumulated income reserve the Company can reduce capital to eliminate such losses.

When the priority dividend amount paid to the preferred shares is equal to or higher than 25% of the adjusted net income for the year, calculated in accordance with Article 202 of the Brazilian Corporate Law, the full mandatory dividend is paid. If there is a remaining mandatory dividend after the payment of priority dividends, it will be used as follows: (i) for the payment to common shares of a dividend up to the limit of the priority dividend of preferred shares; and (ii) if there is a remaining balance, in the distribution of an additional dividend, to common shares and Class A preferred shares on the same basis, so that each common share and Class A preferred share receives the same dividend.

Braskem S.A. and Its Subsidiaries

Notes to the Consolidated Financial Statements
at December 31, 2008, 2007 and 2006
All amounts in millions of reais, unless otherwise indicated

The calculation of the dividends for 2007 is as follows:

2007
Retrospectively
revised
Net income for the year	621.8
Exclusion of adjustments on first time adoption of Law 11638/07 and MP 449/08
(Note 3.1(b))	(74.2)
Net income for the year without the adjustments of Law 11638/07 and MP 449/08	547.6
Excludes effect of consolidation adjustments	(4.3)
Portion appropriated to legal reserve	(27.2)
Adjusted net income for the calculation of dividends	516.1
Distribution of profits
Dividends proposed
Common shares - (2007 - R$ 0.644)	96.2
Class A preferred shares - R$ 0.644 (2006 - R$ 0.159)	181.8
Class B preferred shares - R$ 0.644 (2006 - R$ 0.159)	0.5
Total dividends proposed	278.5
Amount allocated to revenue reserve	237.6
Minimum mandatory dividends - 25%	129.0

The amount appropriated to the profit retention reserve in 2007 is justified by a capital budget included in the business plan and approved by the board of directors at a meeting held on December 19, 2007, and ratified by the Shareholders' Meeting held on March 26, 2008.

The book loss for 2008 was partially absorbed by making full use of the revenue reserves and no minimum mandatory dividends were calculated or distributed.

(g)	Fair-value adjustments

This account comprises the fair-value adjustments which have impacted the shareholders’ equity without affecting the Company’s statement of operations for the current period, but will in the future.

At December 31, 2008 the Company had the following balances:

		2008
	Financial instruments at fair-value, classified as available-for-sale, net
	of income tax (Note 5)	8.0
	Parent Company’s hedge operation (Note 23(f.3)(iv))	(110.1)
Total		(102.1)

Braskem S.A. and Its Subsidiaries

Notes to the Consolidated Financial Statements
at December 31, 2008, 2007 and 2006
All amounts in millions of reais, unless otherwise indicated

22	Contingencies

(a)	Collective labor agreement

The Petrochemical, Plastics, Chemicals and Related Industry Workers Union in the State of Bahia (SINDIQUÍMICA) and the Employers’ Association of the Petrochemical and Synthetic Resins Industries in the State of Bahia (SINPEQ) are disputing in court the validity of a wage and salary indexation clause contained in the collective bargaining agreement (convenção coletiva de trabalho), given the matter of public policy involved, namely, the adoption of an economic stabilization plan in 1990 that put a limit on wage adjustments. The Company ran plants in the region in 1990, and is a member of SINPEQ.

The employees’ labor union seeks retrospective adjustment of wages and salaries. In December 2002, the STJ affirmed an erstwhile decision from the Superior Labor Court (TST), determining that economic policy legislation should prevail over collective bargaining agreements and, as such, no adjustment was due. In 2003, SINDIQUÍMICA appealed this decision by means of a motion for clarification, which was rejected by unanimous opinion on May 31, 2005.

On October 24, 2005, SINDIQUÍMICA filed a plea known as embargos de divergência, which was recognized by the higher courts. This plea was forwarded to the General Prosecutor Office of the Republic, which rendered an opinion fully favorable to SINPEQ in November 2006. Judgment on this appeal started on June 28, 2007, but was adjourned as one of the judges asked for further access to the case docket.

In reliance on the opinion of its legal advisors, Management believes that SINPEQ is likely to prevail in this suit and, as such, no amount was provisioned for.

(b)	Offsetting of tax credits

From May through October 2000 merged companies OPP Química and Trikem offset their own federal tax debts with IPI tax credits (créditos-prêmio) assigned by an export trading company (“Assignor”). These offsetting procedures were recognized by the São Paulo tax officials (DERAT/SP) through offset supporting certificates (DCC’s) issued in response to an injunctive relief entered in a motion for writ of mandamus (MS SP). Assignor also filed a motion for writ of mandamus against the Rio de Janeiro tax officials (DERAT/RJ) (MS RJ) for recovery of IPI tax credits and their use for offsetting with third-party tax debts, among others. The MS SP was dismissed without prejudice, confirming the Rio de Janeiro administrative and jurisdictional authority to rule on Assignor’s tax credits.

Braskem S.A. and Its Subsidiaries

Notes to the Consolidated Financial Statements
at December 31, 2008, 2007 and 2006
All amounts in millions of reais, unless otherwise indicated

In June 2005 DERAT/SP issued ordinances (“portarias”) canceling the DCC’s. Based on said ordinances, the Federal Revenue Office unit in Camaçari/BA sent collection letters to the Company. Notices of dispute were presented by the Company, but the administrative authorities declined to process them. As a result, past-due federal tax liabilities (dívida ativa) at R$ 276.6 were posted in December 2005 concerning the Company’s tax debts originating from purportedly undue offsetting procedures.

Both Assignor and the Company commenced a number of judicial and administrative proceedings to defend the lawfulness and validity of those offsetting procedures, and the legal counsels to both companies labeled the likelihood of success in those cases as probable, mostly in light of the indisputable certainty and validity of the credits as confirmed in a specific audit conducted by DERAT/RJ.

On October 3, 2005 the Federal Supreme Court (STF) held the MS RJ favorably to Assignor in a final and conclusive manner, confirming Assignor’s definite right to use the IPI tax credits from all its exports and their availability for offsetting with third-party debts. As a result, the legal advisors to Assignor and to the Company believe that the offsetting procedures carried out by the merged companies and duly recognized by DERAT/SP are confirmed, and for this reason they also hold that the tax liabilities being imputed to the Company are not due. Despite the final and conclusive decision in MS RJ, the legal advisors to Assignor and to the Company, in addition to a jurist when inquired of his opinion on this specific issue, feel that the tax liabilities purportedly related to offsetting procedures carried out by the merged companies have become time-barred and, as such, can no longer be claimed by the tax authorities.

In January 2006 the Company was ordered to post bond in aid of execution of the tax claim referred to above; this bond was tendered in the form of an insurance policy.

The Company’s legal advisors have labeled the likelihood of success in all claims listed above as probable; nevertheless, if the Company is eventually defeated in all those cases, it will be entitled to full recourse against Assignor concerning all amounts paid to the National Treasury, as per the assignment agreement executed in 2000.

(c)	National Social Security Institute - INSS

The Company is party to several social security claims totaling R$ 347.2 as of December 31, 2008 (2007 - R$ 285.9). Out of these, R$ 18.2 is secured by a portion of the Company's inventory. Based on the opinion of its outside legal counsel, the Company believes that the chances of loss for the remaining amounts are remote, and, therefore, no provision has been recorded.

Braskem S.A. and Its Subsidiaries

Notes to the Consolidated Financial Statements
at December 31, 2008, 2007 and 2006
All amounts in millions of reais, unless otherwise indicated

(d)    Other court disputes involving the Company and its subsidiaries

The Company figures as defendant in civil lawsuits filed by the controlling person of a former caustic soda distributor and by a carrier that rendered services to the latter, totaling R$ 28.6 as of December 31, 2008 (2007 – R$ 27.5) . Said plaintiffs seek redress of damages caused by the Company’s alleged non-fulfillment of the distributor agreement. In reliance on the opinion of legal advisors sponsoring the Company in these lawsuits, Management believes that the cases are likely to be rejected, and for this reason the respective sums have not been provisioned for.

In the second quarter of 2005, the Chemical and Petrochemical Industry Workers Unions in Triunfo-RS and Camaçari-BA filed several lawsuits for recovery of unpaid overtime. The Company has presented its answers accordingly, and – in reliance on the legal advisors’ opinion – the Company’s Management does not expect to be defeated.

As of December 31, 2008 the Company figured as defendant in 1,282 suits for damages and labor claims (already including those mentioned above), totaling approximately R$ 223.3. According to the opinion of legal advisors, most of these suits are likely to be found for the Company. For the cases entailing a probable defeat, the Company has provisioned for R$ 17.5 (2007 – R$ 25.0) .

Further, in 1999, the Federal Revenue Office (SRF) served notice on merged company Copesul charging a supposedly delinquent IRPJ and CSL tax for the 1994 base period, relating to monetary adjustment of balance sheet items and equity accounting results due to the accounting of dividends distributed by a controlled entity abroad. The updated dispute comes to R$ 21.3. An appeal lodged by the National Treasury to Higher Tax Appeals Chamber (CSRF) is pending judgment. According to the legal advisors of Copesul, the likelihood of a favorable outcome for this case is reasonably possible.

23    Financial Instruments

The currencies shown in the derivatives section are designated by the codes according to the ISO 4217 standard and are shown below:

Code	Currency	Country
BRL	Real	Brazil
EUR	Euro	Euro zone
JPY	Yen	Japan
USD	U.S. dollar	United States of America

Non-derivative financial instruments

On December 31, 2008 and 2007, the Company held non-derivative financial instruments, according to the definition given by CPC 14. These financial instruments comprised part of the Company’s short-term investments and certain items of its debt.

Braskem S.A. and Its Subsidiaries

Notes to the Consolidated Financial Statements
at December 31, 2008, 2007 and 2006
All amounts in millions of reais, unless otherwise indicated

	Book Value
	(assets and (liabilities)
			Fair value
Identification	2008	2007	2008	2007

1. Investment funds in foreign currency	107.3		107.3
2. Time Deposits	522.2	191.0	522.2	191.0
3. Treasuries	331.5		331.5
4. Exclusive investment fund	1,714.4	258.8	1,714.4	258.8
5. Fixed-Income investments	102.9	296.3	102.9	296.3
6. Advances on exchange contracts	(149.8)	(28.3)	(149.9)	(28.3)
7. Working capital\ Structured
Transactions	(905.2)	(388.2)	(905.2)	(388.2)
8. BNDES	(236.3)	(44.8)	(236.3)	(44.8)
9. Eurobonds	(3,023.1)	(1,401.2)	(2,440.4)	(1,496.3)
10. Raw material financing	(21.5)	(20.3)	(21.5)	(20.3)
11. Medium-Term Notes	(618.7)	(632.6)	(643.0)	(745.1)
12. Export prepayments	(4,000.3)	(1,623.3)	(4,000.3)	(1,623.3)
13. Project financing (NEXI)	(195.7)	(231.2)	(195.7)	(231.2)
14. Debentures	(826.3)	(911.6)	(803.4)	(910.0)

Detailed information about these financial instruments can be found in the explanatory notes to Cash and Cash Equivalents (Note 4), Securities (Note 5), Financings (Note 15) and Debentures (Note 16).

(a)	Risk management

The Company is exposed to market risk arising from variations in commodity prices, foreign exchange rates and interest rates, and to credit risk arising from the possibility of default by its counterparties in financial investments, accounts receivable and derivatives.

The Company adopts procedures for managing market and credit risks, in line with a Financial Management Policy and a Risk Management Policy. The aim of risk management is to protect the Company’s cash flow and reduce the threats to financing its operating working capital and investment programs.

(b)	Exposure to foreign exchange risks

The Company has commercial transactions denominated in or indexed to foreign currencies. The prices of the Company’s inputs and products are denominated in or strongly influenced by international commodity quotations, which are usually denominated in U.S. dollars. Furthermore, the Company has used long-term financing in foreign currencies, which leads to exposure to changes in the foreign exchange rates between the Real and the foreign currencies. The Company manages its foreign currencies exposure using a combination of foreign currency debt, foreign currency investments and derivatives. The Company’s foreign exchange risk management policy contemplates maximum and minimum cover limits which must be obeyed, and which are continually monitored.

Braskem S.A. and Its Subsidiaries

Notes to the Consolidated Financial Statements
at December 31, 2008, 2007 and 2006
All amounts in millions of reais, unless otherwise indicated

(c)	Exposure to interest rate risks

The Company is exposed to the risk that variations in floating interest rates lead to an increase in financial expenses with future interest payments. The floating-rate foreign currency debt is subject mainly to fluctuations in LIBOR. Domestic currency debt is subject mainly to the variation of the Long-Term Interest Rate (TJLP), pre-fixed rates in Reais and daily variation of the CDI rate.

(d)	Exposure to commodity risks

The Company is exposed to fluctuations in the price of several petrochemical commodities, especially its main raw material, naphtha. Because the Company seeks to transfer to its selling prices the effect of price changes in its raw materials, arising from changes in international quotations for naphtha, part of its sales may be carried out under fixed-price contracts or contracts stating maximum and/or minimum fluctuation ranges. Such contracts are commercial agreements or derivative contracts relating to future sales. On December 31, 2008, the Company had no outstanding contracts of this nature.

(e)	Exposure to credit risk

The Company is subject to concentration of credit risk in connection with bank accounts, financial investments and other accounts receivable, which expose the Company to risks relating to the financial institutions involved. In order to manage the credit risk, the Company keeps its bank accounts and financial investments with large financial institutions, weighting the concentrations in line with the institutions’ ratings and the prices observed in the Credit Default Swaps (CDS) market, as well as entering into netting agreements that minimize the overall credit risk arising from the various financial transactions carried out among the parties.

In regard to customer credit risk, the Company protects itself by making detailed analyses before granting credit and by obtaining real and pro forma guarantees, when deemed necessary. Counterparty limits and credit quality are reviewed on a daily basis, taking into account their ratings and the prices reigning on the Credit Default Swap (“CDS”) market.

Braskem S.A. and Its Subsidiaries

Notes to the Consolidated Financial Statements
at December 31, 2008, 2007 and 2006
All amounts in millions of reais, unless otherwise indicated

(f)	Derivative instrument transactions

The Company uses derivative financial instruments for the following purposes:

(f.1)	Hedging

Hedging activities are executed in line with the Company’s policies. The financial management policy includes a continuous short-term hedge program for foreign exchange risk arising from its transactions and financial items. Other market risks are covered on a case-by-case basis. In general, the Company assesses the need for hedging when analyzing prospective transactions and seeks to undertake made-to-measure hedging for the transactions under consideration, in addition to preserving the hedge for the entire period of the transaction being covered.

The Company may elect to designate derivatives for hedging by applying Hedge Accounting pursuant to CPC 14. Designation of the hedge is not mandatory. The Company will usually elect to designate derivatives as a hedge when it is expected that the application of hedge accounting will afford a significant improvement in demonstrating the off-setting effect of the derivatives on the variations of the items being hedged. On December 31, 2008, the Company held financial derivatives contracts with a total nominal value of R$ 1,974.0 (2007: R$ 1,978.5), of which R$ 1,694.3 related to designated hedge transactions and R$ 279.7 to other hedge transactions (see (f).i.a and (f).i.b below). There were no derivatives used for other purposes.

(f.2)	Modifying the return on other instruments

The Company may use and has used derivatives to modify the return on investments, the interest rate or the indexation of financial liabilities, based on judgements made regarding the most appropriate conditions for the Company. When the modified return risk is substantially lower for the Company by using derivatives, the transaction is considered hedged. When the Company uses derivatives to modify investment returns, it seeks to match the obligations it will have by virtue of the derivative with the rights represented by the investments. When it uses derivatives to modify the interest rate or indexation on liabilities, it seeks to match the rights it will have by virtue of the derivative with the obligations represented by the liabilities. These transactions involving modification of investment returns, interest rates or indexation on financial commitments are undertaken for an amount not exceeding that of the underlying investment or commitment. The Company does not leverage its positions using derivatives. As of December 31, 2008 the Company had no transactions with this purpose.

Braskem S.A. and Its Subsidiaries

Notes to the Consolidated Financial Statements
at December 31, 2008, 2007 and 2006
All amounts in millions of reais, unless otherwise indicated

(f.3)	Monetization of certain risks

The Company may use derivatives to monetize certain risks it considers acceptable on account of its exporting profile. By monetizing a risk, Braskem receives financial income in exchange for compensating the counterparty should a specific event occur. As of December 31, 2008 the Company had no transactions with this purpose. All derivative financial instruments held on December 31, 2008 were entered into on the OTC market with large financial counterparties and supported by global derivatives agreements in Brazil or abroad.

The derivative financial instruments are shown on the balance sheet at their fair value, as assets or liabilities. The derivative financial instruments are classified as trading instruments, as is mandatory. The periodic variances in the fair value of the derivatives are recognized in the statement of operations as financial revenue or expense in the same period in which they occur, except when the derivative is designated and qualifies for cash flow hedge accounting for the period in question.

The fair values of the derivatives are obtained as follows:
	a)	From public sources in the case of exchange-traded derivatives;
	b)	Using discounted cash flow models when the derivative is a forward purchase or sale or a swap contract.
	c)	Using option contract evaluation models, such as the Black-Scholes model, when the derivative contains option features.

The valuation assumptions (model input) are obtained from sources that reflect current observable market prices, particularly interest rate curves and forward currency prices disclosed on the Commodities and Futures Exchange, spot foreign exchange rates disclosed by the Brazilian Central Bank, and international interest rate curves disclosed by recognized quotation services such as Bloomberg or Reuters.

As of December 31 of 2008, the Company had no derivatives that required non-observable assumptions for calculating their fair value.

Braskem S.A. and Its Subsidiaries

Notes to the Consolidated Financial Statements
at December 31, 2008, 2007 and 2006
All amounts in millions of reais, unless otherwise indicated

The table below shows all transactions using derivative financial instruments in existence on December 31, 2008, or those that produced financial results during the 2008 fiscal year. The “receipts (payments)” column shows the amounts received or paid for the settlements undertaken during 2008, while the “income (expense)” column shows the effect recognized as financial income or expense due to settlements and movements in the fair value of the derivatives during 2008:

Fair value
	Nominal			Receipts	Income
Identification	value	Maturity	Purpose	(payments)	(expense)	2008	2007
Yen-CDI swap (see i.a)	BRL 279.7	Jun/2012	Exchange hedge of
			NEXI financing	BRL (32.5)	BRL 49.7	BRL 5.6	BRL (76.7)
Interest rate swap (Libor-fixed)	USD 725.0	Oct/2013	Interest rate hedge
(see i.b)			(designated for hedge
			accounting)		BRL 0.7	BRL (109.4)
USD-BRL exchange swap	BRL 255.8	Nov/08	Exchange hedge
(see ii.a)				BRL 62.7	BRL 62.9
EUR-USD currencies	BRL 503.1	Nov/08	Exchange and
swap (see ii.b)			interest rate hedge	BRL (21.3)	BRL 18.6		BRL (39.9)
Credit default swap (see ii.c)	USD 100.0	Dec/08	Change of return
				USD 0.4	USD 0.3		USD 0.6
Total Return Swap (see ii.d)	USD 450.0	Aug/08	Change of return
				USD 6.4	USD (13.2)		USD 19.6
Convertibility swap (see ii.e)	USD 150.0	Jul/08	Monetization
				USD 0.5	USD 0.4		USD 0.1

(i)    Transactions outstanding on December 31, 2008

As of December 31, 2008 the Company had the following derivative financial instruments:

(i. a) Project financing (NEXI) - linked swaps

On December 31, 2008 the Company had four currency swap contracts with a total nominal value of R$ 279.7, contracted for hedging yen-denominated financings with floating interest rates, maturing in March and June 2012. The purpose of these swaps is to offset the risk of fluctuations in the Yen-Real foreign exchange rate arising from the financings, and to offset the risk of variation in future expenses with interest payments. The terms, amount, settlement dates and yen interest rates of the swaps are matched to the terms of the financing. The Company intends to hold these swaps until the financing is settled.

Braskem S.A. and Its Subsidiaries Notes to the Consolidated Financial Statements at December 31, 2008, 2007 and 2006 All amounts in millions of reais, unless otherwise indicated

The characteristics of each swap transaction are listed below:

					Fair value
	Valor Notional
Identification	(in million of R$)	Interest rate	Maturity	2008	2007
Swap NEXI I	29.0	104.29% of CDI	Jun-12	2.2	(6.6)
Swap NEXI II	136.5	101.85% of CDI	Mar-12	(6.6)	(45.5)
Swap NEXI III	91.9	103.98% of CDI	Jun-12	7.6	(20.1)
Swap NEXI IV	22.3	103.98% of CDI	Jun-12	2.3	(4.5)

These contracts may require Braskem to make guarantee deposits under certain conditions. On December 31, 2008, Braskem had no guarantee deposits outstanding in connection with these derivatives. The counterparties in the transactions are prime banks with ‘A’ credit ratings or better from rating agencies Moody’s, Standard & Poor’s or Fitch, which in accordance with the discount rates used to reflect the counterparty credit risk.

The Company elected not to designate these swaps for hedge accounting, since the main risk protected, the risk of foreign exchange rate fluctuation, is represented by the simultaneous movements in foreign exchange rates for the financing. As a result, the resulting change in the fair value of the swaps is recorded as financial income or expense in the period in which they occur. In 2008, the Company recognized income of R$ 49.7 for the changes in fair value of these swaps between December 31, 2007 and December 31, 2008.

(i.b) Export prepayment-linked interest rate swaps

The subsidiary Braskem Inc. had, on December 31, 2008 nine interest rate swap contracts with a total nominal value of USD 725.0, which it had entered into for export prepayment debt contracted in US dollars and at (Libor-based) floating interest rates in October 2008, maturing in October 2013. With these swaps, the subsidiary Braskem Inc. receives floating rates (Libor) and pays fixed rates in a manner that matches the prepayment debt cash flow. The objective of these swaps is to offset the variation in future financial debt expenses caused by Libor rate fluctuation. The terms, amount, settlement dates and floating interest rates match those of the debt. The Company intends to hold these swaps until the financing is settled.

These swaps were designated as cash flow hedges for the fluctuating Libor risk on specified debt, for the purposes of hedge accounting. The changes in the fair value of the derivatives designated as cash flow hedges that are highly effective in offsetting cash flow variations in the hedged item are recognized in the shareholders' equity under Fair-value adjustments up to the date on which the respective variation of the hedged item impacts the result. The impact of Libor on the hedged item is expected to impact the results in each debt interest period, beginning on the disbursement date and continuing to its maturity date.

Braskem S.A. and Its Subsidiaries

Notes to the Consolidated Financial Statements
at December 31, 2008, 2007 and 2006
All amounts in millions of reais, unless otherwise indicated

The Company tests the effectiveness of these hedges on the closing date of each reporting period using the accrued monetary offset method. Under this method, the hedge is considered effective if the cash flow variation of the derivatives is between 80% and 125% of the variation of the hedged item caused by the risk being covered. The effectiveness test on December 31, 2008 showed that the derivatives were highly effective in offsetting the variations in the hedged item caused by Libor fluctuations during the period from when the derivatives were contracted until the end of the reporting period, and that all other conditions that qualify these instruments for hedge accounting were met. As a result, the effective portion of the variation in the fair value of the derivatives, in the amount of (R$ 109.4), was recorded as the Fair-value adjustments account. The subsidiary also reclassified from that account to financial income R$ 0.7 referring to the portion of the offset effect of the derivatives on the hedged item, for in 2008.

The characteristics of the swap transactions are listed below:

	Notional value			Fair value
Identification	(in million of USD)	Interest rate %	Maturuty	2008
Swap EPP I	100.0	3.9100	Oct/13	(15.7)
Swap EPP II	100.0	3.9100	Oct/13	(15.7)
Swap EPP III	100.0	3.9525	Oct/13	(16.0)
Swap EPP IV	25.0	3.8800	Oct/13	(3.8)
Swap EPP V	50.0	3.5675	Oct/13	(6.3)
Swap EPP VI	100.0	3.8800	Oct/13	(15.4)
Swap EPP VII	50.0	3.5800	Oct/13	(6.3)
Swap EPP VIII	100.0	3.8225	Oct/13	(14.9)
Swap EPP IX	100.0	3.8850	Oct/13	(15.4)
				109.4

The “Interest Rate” column includes the fixed contract fee which the Company pays in exchange for receiving Libor.

These contracts may require the subsidiary Braskem Inc. to make guarantee deposits under certain conditions. On December 31, 2008, Braskem Inc. had no guarantee deposits outstanding in connection with these derivatives. The counterparties in these transactions are prime banks with “A” credit ratings or better from rating agencies Moody’s, Standard & Poor’s or Fitch, which is in accordance with the discount rates used to reflect the counterparty credit risk.

The risk value of the derivatives held by the Company on December 31, 2008, defined as the greatest loss that may result in one month, in 95% of the cases, in normal market conditions, was estimated by the Company at R$ 46.6 for the swaps EPP and R$ 20.8 for the swaps NEXI.

Braskem S.A. and Its Subsidiaries

Notes to the Consolidated Financial Statements
at December 31, 2008, 2007 and 2006
All amounts in millions of reais, unless otherwise indicated

(ii)      Transactions terminated in 2008

(ii. a)  Export prepayment-linked exchange rate swaps

Up to November of 2008, the Company had currency swaps with a nominal total value of R$ 255.8 for the purpose of offsetting the effects of foreign exchange variation on the export prepayment debt in the amount of USD 150.0. In these swaps the Company received exchange variation at US dollar plus 3.94% per annum and paid 98.29% of the CDI. The terms of the foreign exchange swaps matched those of the debt covered. These swaps were settled in November 2008 for an amount of R$ 62.9 received by Braskem.

(ii. b)  Austrian Republic Notes earnings swap

The Company had in 2008 currency swaps with a total nominal amount of R$ 503.1, with the aim of modifying the indexer of the Austrian Republic Notes from fixed-rate Euros to floating rate US dollars (Libor plus spread).

The nominal value, rates and maturity dates of the swap obligations were identical to those of the Austrian Republic Notes in portfolio. The swaps were contracted on the over-the-counter market, with guarantees required by one of the counterparties in the event the fair amount exceeded USD 6.0 against Braskem on the verification date, by way of a Bank Certificate of Deposit (“CDB”) of the same counterparty. In April 2008, the Company settled part of the swap, paying R$ 30.2, and in November 2008 liquidated the remainder, receiving R$ 8.9.

(ii. c)  Credit Default Swaps linked to Braskem’s credit as part of the financial guarantees

The Company had Credit Default Swap transactions with ABN AMRO NV involving USD 100.0 and linked to the Braskem credit maturing in 2015, in which the subsidiary Braskem Inc. participated as seller of protection or guarantor of the Braskem credit by means of a deposit with NIB Capital Bank. This derivative was contracted as part of a transaction in which the subsidiary Braskem Inc. sold to ABN AMRO NV a corresponding amount of bonds issued by Braskem which it held in portfolio. These transactions were settled in December 2008 for an amount of USD 0.4 received by the subsidiary Braskem Inc.

Braskem S.A. and Its Subsidiaries

Notes to the Consolidated Financial Statements
at December 31, 2008, 2007 and 2006
All amounts in millions of reais, unless otherwise indicated

(ii. d)  Funds portfolio Total Return Swap

The subsidiary Braskem Inc. held Total Return Swaps linked to a funds portfolio, in the amount of USD 450.0, with the aim of modifying the return on its foreign currency investments while optimizing its financial income. In these contracts, Braskem Inc. paid a fixed interest rate and received the total return equal to the interest and dividend payments plus the variation in the value of the funds portfolio. The derivative enabled the subsidiary to select and change the composition of the funds, having as its advisor the Royal Bank of Canada AAM. This transaction was liquidated in August 2008 for an amount of USD 6.4 million corresponding to R$ 12.8 received by the subsidiary Braskem Inc.

(ii. e)  Currency convertibility swap

The subsidiary Braskem Inc. had swap transactions with a currency convertibility clause, with the nominal amount of USD 150.0 and a term of 1 year, with the aim of monetizing the interest rate differential between the Brazilian currency and Libor rates. In the case of a currency convertibility event, the swap would permit substituting settlement for the net amount, with gross settlement of both debit and credit balances, whereby the outstanding balance of Braskem Inc. is payable abroad and the creditor balance receivable in Brazil. This transaction was undertaken taking into account the exporting nature of the subsidiary Braskem Inc.

This transaction was liquidated in July 2008 for an amount of USD 0.5 corresponding to R$ 0.8 received by the subsidiary Braskem Inc.

(iii)    Exposure by counterparty

Outstanding exposure of the Company to the risk of counterparty default in derivative financial instruments is listed in the table below, taking into account the market values of the derivatives plus the guarantees:

Counterparty	Principal	Exposure
		2008
Banco Real	18.4	2.2
Citibank	306.3	(5.4)
JPMorgan	86.9	(6.6)
Calyon	409.0	(26.2)
BBVA	467.4	(31.3)
Santander	584.3	(36.6)

Braskem S.A. and Its Subsidiaries

Notes to the Consolidated Financial Statements
at December 31, 2008, 2007 and 2006
All amounts in millions of reais, unless otherwise indicated

(iv)	Components of the fair value adjustments account due to hedge transactions

The components of the highly effective offset and the ineffective portion of the fair value variation of the derivatives, as well as the reclassification of the amounts referring to the effective hedges in the period were recognized as follows:

Reclassifications to
		expense (revenues) in		Activities arising	AAP
	AAP balance	2008 by achievement	Activities of hedges’	from effectiveness’	balance in
Item	in Dec/07	of competence	actual installment	recovery	Dec/08
Swaps EPP		(0.7)	(109.4)		(110.1)

(a)   Sensitivity analysis

Financial instruments, including derivatives, are subject to variations in their fair value arising from fluctuations in commodity prices, foreign exchange rates, interest rates, shares and shares indices, price indices and other variables. The sensitivity analysis of derivative and non-derivative financial instruments to these variables is shown below.

i)      Risk selection

The Company selected the three market risks that may most affect the value of the financial instruments it holds, being: a) the US dollar-Real foreign exchange rate; b) the Yen-Real foreign exchange rate; and c) the Libor floating interest rate.

For the purposes of the sensitivity analysis of risk, the Company shows currency exposures as if they were independent, that is, without reflecting the exposure to one foreign exchange rate to the risk of variation in other foreign exchange risks that might be indirectly influenced by it.

ii)    Scenario selection

Pursuant to CVM instruction 475/08 the Company includes three scenarios in the sensitivity analysis, one of which is probable and with the other two representing scenarios with potential adverse effects for the Company. In preparing the adverse scenarios, the Company considered only the impact of the variables on the financial instruments, including derivatives, and on the items covered by hedge transactions. It did not take into account the global impact on the Company’s operations, such as that involving a revaluation inventories and future income and expenses. Since the Company manages its exchange exposure on a net basis, adverse effects verified when the US dollar rises against the Real can be offset by the opposite effects on the operating results of the Company.

Braskem S.A. and Its Subsidiaries

Notes to the Consolidated Financial Statements
at December 31, 2008, 2007 and 2006
All amounts in millions of reais, unless otherwise indicated

The probable scenario considered was the one published by the FOCUS study disclosed by the Central Bank of Brazil on December 26, 2008. In the case of the interest rate variables not included in the FOCUS study, the probable scenario taken into account was the percentage variation of the CDI. In the case of the foreign exchange rate variables not included in the FOCUS study, the probable scenario taken into account was the percentage variation of the US dollar against the Brazilian Real.

The possible adverse and extreme scenarios for the US dollar-Real foreign exchange rate considered, respectively, a rise of 25% and 50% in the quotation of the Real in relation to the dollar at the close of 2008.

The possible adverse and extreme scenarios for the Yen-Real foreign exchange rate considered, respectively, a rise of 25% and 50% in the quotation of the yen in Reais in relation to the yen at the close of 2008.

The possible adverse and extreme scenarios for the Libor interest rate considered, respectively, a drop of 25% and 50% in the Libor quotation in relation to its at the end of level 2008.

The sensitivity results in the tables below show the variations in the value of the financial instruments in each scenario, with the exception of table (v), which shows the variations in future cash flows.

iii)	Sensitivity to the US Dollar-Real foreign exchange rate

The sensitivity of each financial instrument, including derivatives and the items they cover, to variations in the US Dollar–Real foreign exchange rate is shown in the table below.

		Possible adverse	Extreme adverse
Instrument	Probable	(25%)	(50%)
Advance of exchange contracts	5.3	(35.3)	(70.6)
Advances on bills of exchange delivered	0.3	(2.2)	(4.3)
BNDES	7.5	(50.7)	(101.3)
Eurobonds	30.8	(206.9)	(1,503.7)
Raw material financing	0.8	(5.4)	(10.8)
Investment Funds in foreign currency	(4.0)	26.8	53.6
Medium-Term Notes	23.0	(154.7)	(309.3)
Export prepayments	84.9	(570.0)	(1,140.1)
Time Deposits	(19.4)	130.6	261.1
Treasuries	(12.3)	82.7	165.7
Export pre-payment debt of exports, and hedge, as follows:	68.1	(457.4)	(914.8)
Pre-payment debt	64.0	(430.0)	(860.1)
Swap EPP (see (f3).i.b)	4.1	(27.4)	(54.7)
Total	253.1	(1,699.9)	(1,845.5)

Braskem S.A. and Its Subsidiaries

Notes to the Consolidated Financial Statements
at December 31, 2008, 2007 and 2006
All amounts in millions of reais, unless otherwise indicated

iv)	Sensitivity to the Yen-Real foreign exchange rate

	The sensitivity of each financial instrument, including derivatives and the items they cover, to variations in the Yen-Real foreign exchange rate is shown in the table below.

			Possible adverse	Extreme adverse
	Instrument	Probable	(25%)	(50%)
	Financing for projects (NEXI), and hedge, as follows:	0.3	(2.0	(4.0)
	Debt (NEXI)	7.3	(48.9	(97.9)
	Swaps (NEXI) (see (f3).i.a)	(7.0)	46.9	93.9

v)	Sensitivity of future cash flows to floating Libor interest rates

	The sensitivity of future interest income and expenses of each financial instrument, including the effect of derivatives and the items they cover, is shown in the table below. The figures represent the impact on financial income (expense) taking into account the average term of the respective instrument.

			Possible adverse	Extreme adverse
	Instrument	Probable	(25%)	(50%)
	Advance on exchange contracts	0.4	(1.9)	(3.7)
	Working capital\ Structured Transactions	4.7	(23.4)	(45.6)
	Raw material financing	0.1	(0.2)	(0.3)
	Export prepayments	2.8	(14.2)	(28.2)
	Export pre-payment debt of exports, and hedge, as follows:
	Pre-payment debt	3.6	(18.2)	(36.0)
	Swap EPP (see (f3).i.b)	(3.6)	18.2	36.0

Braskem S.A. and Its Subsidiaries

Notes to the Consolidated Financial Statements
at December 31, 2008, 2007 and 2006
All amounts in millions of reais, unless otherwise indicated

24	Financial Income (Expenses)
		2008	2007	2006
	Financial income
	Interest income	139.7	134.7	140.0
	Monetary variation	30.8	36.9	96.7
	Gains on derivative transactions	65.8	47.3	114.1
	Exchange variation on foreign currency assets	466.3	(825.6)	(204.2)
	Other	16.0	18.0	12.9
		718.6	(588.8)	159.5
	Financial expenses
	Interest on financing and related parties	(560.1)	(470.3)	(287.8)
	Monetary variation	(214.9)	(213.2)	(434.0)
	Losses on derivative transactions	31.0	(44.8)	(161.9)
	Discounts granted	(121.9)	(137.6)	(138.0)
	Exchange variation on foreign currency liabilities	(3,212.6)	1,546.7	333.4
	Taxes and charges on financial transactions	(65.3)	(274.7)	(228.4)
	Other	(259.3)	(194.0)	(181.2)
		(4,403.1)	212.1	(1,097.9)
	Financial income (expenses), net	(3,684.5)	(376.7)	(938.4)

25	Other Operating Income (Expenses)
		2008	2007	2006
	Income (expenses)
	Rental of facilities and assignment of right of use	12.2	24.3	45.4
	Recovery of taxes (Note 17(iii))	53.1	120.0	125.9
	ICMS tax incentive - PRODESIN	24.5	15.9	13.1
	Other operating income/(expenses), net	3.8	(28.7)	1.7
		86.0	131.5	186.1

Braskem S.A. and Its Subsidiaries

Notes to the Consolidated Financial Statements
at December 31, 2008, 2007 and 2006
All amounts in millions of reais, unless otherwise indicated

26	Other income and expenses, net
		2008	2007	2006
	Income (expenses)
	Sale of interest in Petroflex	130.5
	Change of interest in investments		(35.5)	2.4
	Sale of permanent assets		(2.0)	(0.5)
	Provision for loss on investments	(10.2)	-	-
	Provision for loss/retirement of assets	(170.9)	(13.8)	-
	Reversal of gains from merger	(42.8)
	Write-down of discontinued projects	(10.8)
	Other non-operating income (expenses), net	(54.5)	(15.9)	5.2
		(158.7)	(67.2)	7.1

27	Insurance Coverage

The Company has a broadly based risk management program designed to provide cover and protection for all assets, as well as for possible losses caused by production stoppages, through an all risks insurance policy. This policy establishes the amount of maximum probable damage, considered sufficient to cover possible losses, taking into account the nature of the Company's activities and the advice of insurance consultants. At December 31, 2008, insurance coverage for inventories, property, plant and equipment, and loss of profits of the Company was US$ 2 billion per claim, while the total of all insured assets was R$ 16.7 billion.

Braskem S.A. and Its Subsidiaries

Notes to the Consolidated Financial Statements
at December 31, 2008, 2007 and 2006
All amounts in millions of reais, unless otherwise indicated

28	Shares Traded Abroad - NYSE and LATIBEX

(a)	American Depositary Receipts ("ADRs") program

The Company's ADRs are traded on the NYSE with the following characteristics:

Type of shares: Class A preferred shares.

Each ADR represents two shares, traded under the symbol "BAK".

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

29	Private Pension Plans

The actuarial obligations relating to the pension and retirement plans are accrued in conformity with the procedures established by CVM Deliberation 371/2000.

(a)	PETROS/PREVINOR

In June 2005, the Company informed PETROS - Fundação Petrobras de Seguridade Social of its intention to withdraw sponsorship as from the 30th day of that month. The calculation of the mathematical reserves of the participants was concluded in November of 2006 and sent that same month for approval of the Supplementary Pensions Department (“SPC””, an entity of the Ministry of Social Security, whose role is to regulate and supervise private pension plans. On December 31, 2008, the plan’s net assets are greater than the amount of the participants’ mathematical reserves.

The benefits to those receiving assistance and PETROS retirees will continue to be paid on a regular basis until the conclusion of the process.

In January 2007, the merged company Politeno, sponsor of PREVINOR, notified its withdrawal of sponsorship as from that month. The plan maintained by Politeno is in surplus, and there is no need for disbursement by Braskem.

Braskem S.A. and Its Subsidiaries

Notes to the Consolidated Financial Statements
at December 31, 2008, 2007 and 2006
All amounts in millions of reais, unless otherwise indicated

(b)	ODEPREV

The Company has a defined contribution plan for its employees. The plan is managed by ODEPREV - Odebrecht Previdência which was set up by Odebrecht S.A. as a private pension entity. ODEPREV offers its participants, employees of the sponsoring companies, the Optional Plan, a defined contribution plan, under which monthly and sporadic participant contributions and annual and monthly sponsor contributions are accumulated and managed in individual retirement savings accounts.

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

On December 31, 2008, the number of active participants in ODEPREV comprised 2,633 (2007 – 2,512) and the Company’s and employees, contributions in 2008 amounted to R$ 9,751 (2007 – R$ 5,918) and R$ 18,752 (2007 – R$ 16,453), respectively.

(c)	Copesul

Copesul and its employees contribute as maintainers of PETROS in defined benefit pension and retirement plans. In 2008, the rate on the contribution salary was 12.93% on all income of employees covered by the plan. The contributions made by Copesul during 2008 totaled R$ 6.2 (2007 - R$ 5.7).

As contemplated in the regulations of PETROS and applicable legislation, in the event the technical reserves are relatively insufficient, maintainers and participants will contribute additional financial funds, or benefits under the plan will be adapted to the resources available. Since the end of the fiscal year, there has been need for any supplementary contribution by Copesul.

Braskem S.A. and Its Subsidiaries

Notes to the Consolidated Financial Statements
at December 31, 2008, 2007 and 2006
All amounts in millions of reais, unless otherwise indicated

In compliance with CVM Deliberation 371, dated September 13, 2000, the Company undertook an assessment of the actuarial liabilities on December 31, 2008 of the post-employment benefits granted to its employees, using the projected credit unit evaluation method based on actual information incurred up until November 30 of each year, with the following result:

	2008	2007
Fair value of asset plans	459.2	437.4
Present value of actuarial liabilities	540.0	496.8
Actuarial liabilities	(80.8)	(59.4)
Net actuarial liabilities to be provided for	(80.8)	(59.4)
Actuarial liabilities provided for	6.4	1.6
Net actuarial liabilities - not provided for	(74.4)	(57.8)

Gains (losses) previously recorded are associated with the profitability of the plan assets - differences between the actuarial assumptions and the actual. Such differences are considered actuarial gains (losses). Copesul's policy is to recognize such gains (losses) as income (expenses) only when their accumulated amounts exceed, in each year, the higher of the following limits: (i) 10% of the present value of the total actuarial obligation defined benefit, and (ii) 10% of the fair value of plan assets. The portion to be recognized is amortized each year, with the amortization amount determined by dividing its amount by the average remaining service time estimated for the plan participants.

The main actuarial assumptions at the balance sheet date are shown as follows:

	2008	2007
Actual discount rate	6%	6%
Expected yield rate of plan assets	6%	6%
Salary real growth	1.7% until retirement	1.7% up to 48 years and
		zero after 49 years of age
Biometric bases
Mortality for pension and savings (able individuals)	AT-2000	AT-2000
Mortality for pension and savings (disabled individuals)	C.A.P. experience (*)	C.A.P. experience (*)
Disability	Álvaro Vindas (**)	Álvaro Vindas (**)
Other charges	STEA experience (***)	STEA experience (***)

(*)	C.A.P. - Caixa de Aposentados e Pensionistas used as a basis to develop the mortality table for actuarial computations.

(**)	Álvaro Vindas - Disability Table used in actuarial computations.

(***)	STEA - Serviços Técnicos de Estatística e Atuária Ltda.

Braskem S.A. and Its Subsidiaries

Notes to the Consolidated Financial Statements
at December 31, 2008, 2007 and 2006
All amounts in millions of reais, unless otherwise indicated

In May 2003 the board of directors of Copesul approved the implementation of the Copesul Supplementary Private Pension Plan, called COPESULPREV. This is a private, defined contribution plan for those employees not included in the former PETROS plan, which currently does not accept new participants. The plan is independently managed by PETROS - Fundação Petrobras de Seguridade Social, with no links to any other pension plan managed at present by that entity, pursuant to the provisions of Complementary Law 109/2001. In 2008, Copesul's contributions amounted to R$ 1.6 (2007 - R$ 1.4).

30	Raw Material Purchase Commitments

The Company has contracts for the purchase of electric energy by its industrial plants located in the States of Alagoas, Bahia and Rio Grande do Sul. The minimum annual commitment under these contracts amounts to R$ 248.5.

Braskem purchases naphtha under contracts establishing a minimum annual purchase volume equivalent to R$ 6,991.5 (unaudited) (2007 - R$ 5,771.3 (unaudited)), based on market prices as of December 31, 2008.

31	Subsequent Events

On March 4, 2009 the board of directors of the Company approved the application for a loan in the amount of R$ 600.0 from the Federal Savings and Loans Bank – CEF.

On April 30, 2009 in an Extraordinary Stockholders' General Meeting approved the merger of Petroquímica Triunfo (“Triunfo”) into Braskem. This merger represents the last step of the in November 30, 2007 agreement, between Petrobras, Petroquisa, Odebrecht and Norquisa (Note 1 (c)(x)).

On April 30, 2009, the settlement of the Petros pension plan was approved by the Secretary of Complementary Pensions.

On May 13, 2009, Braskem announced to the market the suspension of production at its Camaçari plant, which produces caprolactama (raw material for nylon production). The book value of this plant at December 31, 2008 was R$ 66.6.

In June 2009 it was disclosed to the market the coming distribution of R$245 million in quotas of Chemical Credit Rights Investment Fund IV (Chemical IV - Fundo de Investimento em Direitos Creditórios). Such distribution comprised R$227 million in Senior quotas and R$18 million in Subordinated ’Mezanine’ quotas, both fully sold in the Brazilian capital market. Distribution was announced, concluded and cash was settled in July, 2009. Proceeds were applied to the working capital needs of the Company.

Braskem S.A. and Its Subsidiaries

Notes to the Consolidated Financial Statements
at December 31, 2008, 2007 and 2006
All amounts in millions of reais, unless otherwise indicated

32	Summary of Main Differences Between Brazilian GAAP and U.S.GAAP

(a)	Presentation of financial statements, consolidation basis and functional currency

As described in Note 2, the Company has elected to use the consolidated financial statements prepared in accordance with accounting practices adopted in Brazil (Brazilian GAAP) as its primary financial statements, for the purposes of filing with and listing at the Securities and Exchange Commission - SEC and New York Securities Exchange - NYSE, under the applicable rules to the U.S. Exchange Act of 1934.

A summary of the main differences between Brazilian GAAP and accountant principles generally accepted in the United States (U.S. GAAP), applicable to the Company, are disclosed in this Note.

(i)	Financial statements under Brazilian GAAP

Pursuant to Law 11638/07 Brazilian GAAP were amended in order to converge to International Financial Reporting Standards – IFRS as described in Note 3.1, for which financial statements were retrospectively revised under Brazilian GAAP for the years ended December 31, 2007 and 2006.

Accordingly, the reconciliation to U.S. GAAP (Note 32 (y)) considers previously reported Brazilian GAAP balances and those adjustments made due to Law 11638/07, including those on retrospectively basis, as well as those that affected previously reported U.S. GAAP adjustments at reconciliation.

(ii)	Consolidation basis

Consolidation basis vary from Brazilian GAAP to U.S. GAAP, following provisions set forth in SFAS 94, APB 18 and FIN 46(R). The consolidated condensed balance sheet and statement of operations comprise assets, liabilities, operations and subsidiaries of the following entities:

Braskem S.A. and Its Subsidiaries

Notes to the Consolidated Financial Statements
at December 31, 2008, 2007 and 2006
All amounts in millions of reais, unless otherwise indicated

		Controlling interest - %
	2008	2007	2006
Operating and Trading Companies
Braskem América	100.00	100.00	100.00
Braskem Argentina	100.00	100.00	100.00
Braskem Distribuidora Ltda.	100.00	100.00	100.00
Braskem Europa	100.00	100.00	100.00
Braskem Finance	100.00	-	-
Braskem Importação e Exportação	100.00	100.00	100.00
Braskem Inc.	100.00	100.00	100.00
Braskem International Ltd.	-	-	-
Braskem Overseas Inc.	-	-	100.00
Braskem Participações	100.00	100.00	100.00
IPQ Argentina	100.00	60.00	-
Braskem Petroquímica Chile	100.00	60.00	-
CCI	100.00	62.70	-
CINAL	100.00	100.00	100.00
Copesul	-	62.70	-
CITI	100.00	62.70	-
CPP	-	-	79.70
IQ	100.00	60.00	-
IQAG	100.00	60.00	-
IPQ	-	60.00	-
ISATEC	100.00	60.00	-
Lantana	100.00	100.00	100.00
Natal Trading	100.00	60.00	-
PPSA*	-	60.00	60.00
Polialden	-	-	-
Politeno	-	-	96.16
Politeno Empreendimentos	100.00	99.99	-
Tegal	-	-	95.83
Variable Interest Entities
Fundo Parin	-	100.00	100.00
FIQ Sol	100.00	100.00	100.00
"Chemical I" Fund	-	-	100.00
"Chemical II" Fund	-	-	9.19

* Jointly-controlled entity in 2007 and 2006 as a result of shareholders' agreement provisions.

Braskem S.A. and Its Subsidiaries

Notes to the Consolidated Financial Statements
at December 31, 2008, 2007 and 2006
All amounts in millions of reais, unless otherwise indicated

The locations of of our businesses are disclosed in Note 3.2(g). Assets, liabilities and operations of IPL and Polialden were merged into Braskem in 2006 and CPP, Politeno and Tegal during 2007, the of operations of Braskem International Ltd. ceased in 2006. Braskem Overseas Inc. was ceased in July 2007. Chemical I Fund was liquidated in January 2007 while Chemical II in March 2007. Parin Fund was liquidated in February 2008. Copesul and IPQ were merged into Braskem in September 2008. On May 30, Braskem acquired control over PPSA through the purchase of the remaining 40% interest in that entity from Petroquisa (Note 1(c)(xii)). In September 2008 PPSA was merged into Braskem.

(iii)	Reporting and functional currency under U.S. GAAP

The Braskem Group management has concluded that the Brazilian Real is both its functional and reporting currencies for all companies presented herein.

(b)	Supplementary inflation restatement in 1996 and 1997 for U.S. GAAP

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

For purposes of the U.S. GAAP reconciliation, shareholders' equity under U.S. GAAP was increased by R$ 618.5 and R$ 656.2, at December 31,2008 and 2007, respectively, due to the additional inflation remeasurement accounting, net of depreciation. These amounts generated increases in depreciation charges of R$ (37.2), R$ (37.4) and R$ (28.6) in 2008, 2007 and 2006 respectively.

Braskem S.A. and Its Subsidiaries

Notes to the Consolidated Financial Statements
at December 31, 2008, 2007 and 2006
All amounts in millions of reais, unless otherwise indicated

(c)	Property, plant and equipment

(i)	Capitalized interest

Under Brazilian GAAP, since January 2006, the Company adopted the same methodology to capitalize interest as those adopted under U.S. GAAP, except for positive exchange variations capitalized under Brazilian GAAP and taken to the income statement under U.S. GAAP. Therefore, as from January 2006, except for positive exchange variations, there are no more differences between Brazilian GAAP and U.S. GAAP in the reconciliation going forward, except for the amortization of the predecessor difference. The depreciation of interest capitalized under U.S.GAAP before 2006 continues to be depreciated based on the economic useful life of the underlying asset.

(ii)	Impairment of Long-Lived Assets

Under Brazilian GAAP, companies are required to determine if operating income discounted cash flow is sufficient to absorb the depreciation or amortization of long-lived assets in order to assess potential asset impairment. In the event that such operating income discounted cash flow is insufficient to recover the depreciation, the assets, or groups of assets, are written down to recoverable values. In the event of a planned substitution of assets prior to the end of the original estimated useful life of the asset, depreciation of such an asset is accelerated to ensure that the asset is depreciated according to the estimated net realizable values at a future date of substitution.

U.S. GAAP, Statement of Financial Accounting Standard ("SFAS") No. 144, "Accounting for the Impairment of Disposal of Long-Lived Assets", requires evaluation of the carrying value of long-lived assets to be held and used, and for long-lived assets to be disposed of, whenever the changes in circumstances stated in paragraph 8 of SFAS 144 occur.

The carrying value of long-lived assets is considered impaired if at the first step procedure the anticipated undiscounted cash flow from identified asset groups, representing the lowest level for which identifiable cash flow are largely independent of the cash flows of other groups of assets, is less than their carrying value. In that event, a loss is recognized at the second step procedure based on the amount by which the carrying value exceeds the fair value of the assets by using the discounted cash flows generated by these assets.

There had been no impairment recorded for U.S. GAAP purposes as of December 31, 2007.

Braskem S.A. and Its Subsidiaries

Notes to the Consolidated Financial Statements
at December 31, 2008, 2007 and 2006
All amounts in millions of reais, unless otherwise indicated

The Company has impaired assets related to the PET production plant under Brazilian GAAP since it had been discontinued during December 2008, for which the impairment charge amounted to R$ 102.8.

In addition, the Company has impaired assets related to its Caprolactama production plant under Brazilian GAAP, for which the impairment charge amounted to R$ 42.7 as of December 31, 2008.

Under U.S. GAAP as the carrying amount of the assets are different for purposes of reconciliation, a reversal of the impairment charge has been recorded, amounting to R$ 31.7 as of December 31, 2008.

(d)	Deferred charges

Brazilian GAAP maintain deferred expenses, as pre-operating costs incurred in the construction or expansion of a facility before it begins operations, which is subject to impairment test for recoverability as described in Note 14.

For purposes of the U.S. GAAP reconciliation, all Brazilian GAAP deferred costs, other than those reclassified to property, plant and equipment, and goodwill generated on common control transactions, which is eliminated, have been charged to the income statement, including related annual amortization charges that have been reverted under U.S. GAAP in the net amount of R$ (136,7) , R$ 42.2 and R$ 34.5 in 2008, 2007 and 2006, respectively.

Braskem S.A. and Its Subsidiaries

Notes to the Consolidated Financial Statements
at December 31, 2008, 2007 and 2006
All amounts in millions of reais, unless otherwise indicated

The reconciliation of the net adjustments to net income for all three years presented is set forth in the following table:

	2008	2007	2006
Charges written-down for those expenses
deferred under Brazilian GAAP consolidated
Pre-operating expenses	(36.9)	-	-
Organizational expenses	(27.3)	(22.1)	(35.2)
Expenditures on restructuring	(92.5)	(1.7)	(6.7)
Research and development	-	(0.8)	-
Other	-	(5.4)	(25.5)
	(156.7)	(30.0)	(67.4)
Reversal of amortization of amounts assigned
to deferred charges under Brazilian GAAP
Pre-operating expenses	-	6.8	4.2
Organizational expenses	20.0	18.2	54.1
Expenditures on restructuring	-	27.4	35.7
Research and development	-	14.2	6.3
Other	-	5.6	1.6
	20.0	72.2	101.9
Total U.S. GAAP adjustment	(136.7)	42.2	34.5

Braskem S.A. and Its Subsidiaries

Notes to the Consolidated Financial Statements
at December 31, 2008, 2007 and 2006
All amounts in millions of reais, unless otherwise indicated

As a result of adjustments provided from Federal Law 11638/07 as disclosed in Note 3.1 and Note 32 (a)(i) deferred charges used to be capitalized under Brazilian GAAP have been written-off against income statement and shareholders´ equity and respective amortization charges used to be allocated in income statement were reverted for U.S. GAAP purposes for which adjustments are described in the table below:

	2008	2007	2006
		Retrospectively	Retrospectively
		revised	revised
Capitalized charges previously written-down for
U.S. GAAP purposes and reverted as a result
of Federal Law 11638/07
Pre-operating expenses	-	-	-
Organizational expenses	-	34.8	-
Expenditures on restructuring	-	-	-
Research and development	-	-	-
Other	-	-	-
Charges written-off effect	-	34.8	-
Amortization charges previously derecognized
for U.S. GAAP purposes and reverted as a
result of Federal Law 11638/07
Pre-operating expenses	-	-	-
Organizational expenses	-	(11.2)	-
Expenditures on restructuring	-	(48.3)	(54.0)
Research and development	-	-	-
Other	-	-	-
Amortization charges reversal effect	-	(59.5)	(54.0)

Under U.S. GAAP all research and development costs are expensed as incurred and recorded in the statement of operations within general and administrative expense whereas certain of such costs before Law 11.638 were capitalized as deferred charges under Brazilian GAAP. Expenditure on research and development totaled R$ 76.5 and R$ 44.3 for the years ended December 31, 2007 and 2006, respectively.

Braskem S.A. and Its Subsidiaries

Notes to the Consolidated Financial Statements
at December 31, 2008, 2007 and 2006
All amounts in millions of reais, unless otherwise indicated

(e)	Business combinations, purchase price allocation and goodwill

As mentioned in Note 1(c)(vi), on May 14, 2008, Braskem publicly announced an amendment made to the "Share Purchase Agreement" by assembling clauses increasing the participation of Braskem in net assets of IQ, IPQ, and Petroquímica Paulínia to 100% as well as Copesul to 99.17%.

As a consequence of the additional purchase held in May 2008 Braskem has issued an additional total amount of 90,047,982 shares represented by 46,903,320 common and 43,144,662 preferred shares to Petrobras, as a result of the incorporation of the remaining minorities interest held by Petrobras in such investees, known as "Petrobras Petrochemical Assets", within Brazilian Petrochemical industry restructuring.

The acquisition of such additional shares was concluded as of May 30, 2008 under which Copesul and IPQ were merged into Braskem during September, 2008.

(i)	Purchase Price Allocation

Under Brazilian GAAP, business combination resulting in the acquisition of remaining interests held by Petrobras in IQ, IPQ, Copesul and Petroquímica Paulínia was accounted for under historical cost, where neither goodwill nor additional paid-in-capital had been computed. The Consolidation of IQ, IPQ, Copesul have been made since April 1, 2007. Petroquímica Paulínia has been fully consolidated as from April 2008.

Under USGAAP, acquisition of remaining interests held by Petrobras in Copesul, IQ, IPQ and Peroquímica Paulínia has been accounted for under the purchase accounting method. The fair value of the consideration given, in the form of shares issued by Braskem, to Petrobras was determined in accordance with EITF 99-12 “Determination of the Measurement Date for Market Price of Acquirer Securities Issued in a Business Combination” at the time the transaction was announced and term of exchange were defined, May 14, 2008.

Net assets acquired by Braskem in IQ, IPQ, Copesul and Petroquímica Paulínia have been fair valued as of the closing date of the transaction, May 30, 2008.

Braskem S.A. and Its Subsidiaries

Notes to the Consolidated Financial Statements
at December 31, 2008, 2007 and 2006
All amounts in millions of reais, unless otherwise indicated

The fair value of the shares issued by Braskem, was allocated as follows:

Company	% acquired	R$ millions
Ipiranga Química S.A.	40.0	47.3
Ipiranga Petroquímica S.A.	40.0	227.5
Copesul Cia. Petroquímica do Sul	36.5	779.3
Petroquímica Paulínia S.A.	40.0	171.2
Total Purchase Price		1,225.3

Fair values of total assets less liabilities of these acquired companies, after the allocation of negative goodwill to reduce goodwill and property, plant and equipment at the consolidated level in the amount of R$ 4.9 and R$ 1,069.1 in the case of IPQ and Copesul, respectively, are as follows:

	Ipiranga			Petroquímica
	Quimica	Petroquimica	Copesul	Paulínia
Cash and cash equivalents	16.9	29.8	1.4	0.3
Current assets	247.9	769.7	1,854.2	139.0
Non-current assets	21.2	111.6	377.9	22.8
Property, Plant & Equipment	61.6	568.6	1,803.7	751.4
Current liabilities	(219.3)	(408.5)	(1,094.7)	(107.3)
Non-current liabilities	(13.5)	(888.4)	(1,966.3)	(595.0)
Fair Value of Net Assets	114.8	182.8	976.2	211.2
Interest acquired - %	40.0	40.0	36.47	40.0
Fair Value of Assets Acquired	45.9	73.1	356.0	84.5
Fair value of consideration paid	(47.3)	(227.5)	(779.3)	(171.2)
Book value in May 30, 2008	(46.3)	(44.1)	(1,034.9)	-
Reversal of entries previously recorded
under FIN 46
Goodwill related to minority interest -
FIN46(R) in 2007	(45.7)	(391.4)	-	-
Minority interest acquired	82.8	589.9	1,458.2	-
Goodwill	10.6	-	-	86.7

Braskem S.A. and Its Subsidiaries

Notes to the Consolidated Financial Statements
at December 31, 2008, 2007 and 2006
All amounts in millions of reais, unless otherwise indicated

On September 30, 2008 Braskem purchased 0.71% of interest in IPQ. With such purchase Braskem held 100.0% of total shares of IPQ. Braskem issued shares amounting to R$ 14.1, under Brazilian GAAP. The fair value of the shares at September 30, 2008 was R$ 16.1, which generated an additional paid in capital of R$ 2.0 under US GAAP. The reversal of minority interest previously recorded under FIN 46(R) was R$ 33.2, which generated a negative goodwill of R$17.0 recorded against the goodwill previously recognized under FIN 46(R).

(ii)	Goodwill

Differences in relation to Brazilian GAAP mainly arise from (i) non-recognition of goodwill arising from transactions between parties under common control under U.S. GAAP (Note 32 (g)); (ii) valuation of assets and liabilities acquired at their fair value at the date of acquisition, aforementioned, generating only a reduction in the statement of operations under U.S. GAAP by the amortization derived from the fair value accounting method; and (iii) reversal of Brazilian GAAP amortization expense related to the goodwill, for which under U.S. GAAP a impairment test is required annually instead of amortization.

Reconciliation from Brazilian GAAP to U.S. GAAP may be expressed by the following differences in accounting treatment for business combination as follows:

	2008	2007	2006
Depreciation of fair value assets under U.S. GAAP
Inventories	(31.1)	(8.7)	-
Intangible assets	(18.9)	(14.5)	-
Property, Plant & Equipment	84.8	19.7	(29.5)
Subtotal	34.8	(3.5)	(29.5)
Goodwill impaired	(17.4)	-	-
Reversal of goodwill amortization expenses under Brazilian GAAP
– Note 13	433.3	409.7	360.1
Net adjustment to income statement	450.7	406.2	330.6

For Brazilian GAAP purposes, the balance of goodwill at December 31, 2008 amounts to R$ 2,013.3 (2007 - R$ 2,442.2), which is being amortized to income over a period of up to 10 years for items had been used to be classified to deferred charges until Federal Law 11638/07 as disclosed in Note 3.1 and Note 32 (a)(i).

Under Brazilian GAAP goodwill shall be allocated to property, plant and equipment by the fair market value of fixed assets and intangible productive assets. As a result of changes described above, goodwill based on profitability shall be allocated as intangible assets.

Braskem S.A. and Its Subsidiaries

Notes to the Consolidated Financial Statements
at December 31, 2008, 2007 and 2006
All amounts in millions of reais, unless otherwise indicated

In addition, under Brazilian GAAP, for those companies previously acquired and already fully merged into Braskem the goodwill balance at the date of each legal merger have been reclassified to property, plant and equipment for which the balances amount to R$ 937.7 as of September 30, 2008 (2007 – nihil), which is related to the acquisition of Copesul.

Under Brazilian GAAP negative goodwill is accounted for as deferred revenue within non-current liabilities and related income has been recognized under income statement according to the remaining useful life of economic benefit and as of December 31, 2008 the balance amounts to R$ 22.1 (2007 - R$ 25.2) .

Under U.S. GAAP, changes on goodwill balances totaling R$ 1,156.9 as of December 31, 2008 (2007 – R$ 1,688.6) may be demonstrated as follows:

			Petrochemicals	Ipiranga
	Basic	Vinlys	Polyolefins	Química	Others	Total

December 31, 2006	3.1	3.0	431.2	-	13.2	450.5
Business combination	148.7	-	966.1	114.3	9.0	1,238.1
Impairment	-	-	-	-		-
December 31, 2007	151.8	3.0	1,397.3	114.3	22.2	1,688.6
Business combination	(148.7)	-	(321.5)	(35.1)	(9.0)	(514.3)
Impairment	(3.1)	-	(14.3)	-	-	(17.4)
December 31, 2008	-	3.0	1,061.5	79.2	13.2	1,156.9

For purposes of U.S. GAAP reconciliation, goodwill and negative goodwill amortization under Brazilian GAAP have been reversed and amounted to R$ 433.3 in 2008, R$ 409.7 in 2007 and R$ 360.1 in 2006.

Braskem S.A. and Its Subsidiaries

Notes to the Consolidated Financial Statements
at December 31, 2008, 2007 and 2006
All amounts in millions of reais, unless otherwise indicated

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

The Company has been testing for impairment on goodwill balances for which R$ 17.4 have been impaired for the year-ended as of December 31, 2008.

Braskem S.A. and Its Subsidiaries

Notes to the Consolidated Financial Statements
at December 31, 2008, 2007 and 2006
All amounts in millions of reais, unless otherwise indicated

(f)	Equity earnings for interests in investees and respective U.S. GAAP adjustments

Under BR GAAP the equity investees Cetrel is proportionally consolidated according to Instruction CVM 247/96. Under U.S. GAAP such equity investee is accounted for under the equity method.

Prior to December 1, 2007, we proportionally consolidated the results of Petroflex Indústria e Comércio S.A. (“Petroflex”), in our consolidated financial statements. As a result of our entering into an agreement in December 2007 to sell our interests in Petroflex, we accounted for our interest in Petroflex in our Brazilian GAAP financial statements using the equity method as from December 1, 2007. In April 2008, we sold all of our share capital in Petroflex.

We have fully consolidated the results of Paulínia and its subsidiaries in our consolidated financial statements under USGAAP as from June, 2008. On September 30, 2008, IPQ and Paulínia merged with and into Braskem.

For purposes of the U.S. GAAP reconciliation, the effects in the statement of operations of U.S. GAAP adjustments on equity investees amounted to R$ (9.2), related to Cetrel, Codeverde and Borealis in 2008, R$ (5.8), and R$ (56.8) in 2007, and 2006, respectively, considering Cetrel, Petroflex and Paulínia before the merger.

U.S. GAAP adjustments are primarily related to fixed assets indexation, deferred capitalized charges, capitalized interests and related deferred income tax.

Braskem S.A. and Its Subsidiaries

Notes to the Consolidated Financial Statements
at December 31, 2008, 2007 and 2006
All amounts in millions of reais, unless otherwise indicated

(g)	Transactions giving rise to distributions to and contributions from shareholders according to U.S. GAAP

Transactions between parties under common control and transactions including exchange of shares with shareholders gave raise to goodwill under Brazilian GAAP which is treated as capital distributions and contributions under U.S. GAAP:

		2008	2007
	Acquisition of ESAE and related transactions (i)	(363.2)	(363.2)
	OPP PP transaction (ii)	(1,814.6)	(1,814.6)
	Contributions from shareholders (iii)	406.5	406.5
	Subtotal	(1,771.3)	(1,771.3)
	Additional Paid-In-Capital – APIC (iv)	506.6	-
	Total	(1,264.7)	(1,771.3)

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

Braskem S.A. and Its Subsidiaries

Notes to the Consolidated Financial Statements
at December 31, 2008, 2007 and 2006
All amounts in millions of reais, unless otherwise indicated

Under U. S. GAAP, the total payment of R$ 1,448.9 made in the acquisition of ESAE and related transactions is divided into payments made to third parties and payments made to companies under common control are as follows:

		Common control transactions			Third party transactions
	Payment		Capital	Purchase	Net assets
	made	Book value	distribution	price	at fair value	Goodwill
100% Braskem Part.	381.1	44.1	337.0	1,016.7	255.1	761.6
100% Proppet	39.1	12.8	26.2	12.0	(2.3)	14.3
Total	420.2	56.9	363.2	1,028.7	252.8	775.9

Nova Camaçari acquired Braskem Participações through the acquisition of the entire share capital of ESAE and Intercapital and the acquisition of an 11.76% direct interest in Conepar. Nova Camaçari acquired Intercapital for total consideration of R$ 445.0, of which R$ 381.0 was paid to members of the Odebrecht Group and the remaining R$ 64.0 was paid to members of the Mariani Group (Pronor Petroquímica S.A. and Companhia Brasileira de Poliolefinas). The net assets acquired from the Odebrecht Group were valued at a carryover basis of R$ 44.1, while the net assets acquired from the Mariani Group were valued at fair value of R$ 16.1.

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

Braskem S.A. and Its Subsidiaries

Notes to the Consolidated Financial Statements
at December 31, 2008, 2007 and 2006
All amounts in millions of reais, unless otherwise indicated

At December 31, 2008, the residual balances within intangible of R$ 393.5 (2007 - R$ 268.9) was represented by cost of R$ 903.4 and accumulated amortization of R$ 509.9.

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

As mentioned in Note 1 (ix), the Company acquired during May 2006 minority interests representing 32.6% of the total share capital of Polialden, by the issuance of 7,878,725 Class A preferred shares. Under Brazilian GAAP, the Class A preferred shares were issued based upon the book value. Under U.S. GAAP, the difference raised between the book and the fair-value of these shares issued was recorded as an additional paid in capital. This transaction generated a contribution to shareholders amounting to R$ 5.9 at that time.

(iv)	Additional Paid-In-Capital – APIC – Grust acquisition

Under Brazilian GAAP, the acquisition of remaining interests held by Petrobras in IQ, IPQ, Copesul and Petroquímica Paulínia, during 2008 was concluded based on the book value of assets exchanged between Braskem and Petrobras as described in Note 32 (e)(i).

Under U.S. GAAP, such acquisition was made considering fair market value of Braskem shares issued to Petrobras and the capital increase recorded for Brazilian GAAP purposes. As a result, the value of shares issued under U.S.GAAP was greater from that acquired under Brazilian GAAP for which an additional paid-in-capital – APIC in the amount of R$ 506.6 has been recorded based on this difference. The capital increase recorded under Brazilian GAAP as described in Note 21 (a), amounted to R$ 734.8 (with no related APIC recorded).

Braskem S.A. and Its Subsidiaries

Notes to the Consolidated Financial Statements
at December 31, 2008, 2007 and 2006
All amounts in millions of reais, unless otherwise indicated

(h)	Guarantees

The fair value of guarantees is initially determined by consideration of data in observable markets and comparable transactions by using probability-weighted discounted cash flow models.

At December 31, 2008, the Company has not directly endorsed guarantees on financing agreements of the affiliate entities, because of the sale of Petroflex and merger of Petroquímica Paulínia, according to Note 32 (f).

In 2007 the amounts guaranteed were R$ 339.7. This represents the maximum potential amount of future (undiscounted) payments that the Company could be required to make under the guarantees. In addition, the Company has some commitments regarding purchase agreements as stated in the Note 30.

Either as of December 31, 2008 or 2007, recognition of liabilities for these obligations are neither required nor contingent.

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
at December 31, 2008, 2007 and 2006
All amounts in millions of reais, unless otherwise indicated

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

We are required to initially recognize the funded status of our defined benefit pension and post-retirement plans and to provide the required disclosures as of December 31, 2006. Reconciliation from Brazilian GAAP to U.S. GAAP may be expressed by the following items as follows:

	2008	2007	2006
Brazilian GAAP net periodic pension cost	(0.6)	(23.6)	-
Reconciling difference on recognition of unrealized
actuarial gain (loss) to U.S. GAAP, including business
combination	(12.1)	3.2	(58.4)
U.S. GAAP net periodic pension cost	(12.7)	(20.4)	(58.4)

Braskem S.A. and Its Subsidiaries

Notes to the Consolidated Financial Statements
at December 31, 2008, 2007 and 2006
All amounts in millions of reais, unless otherwise indicated

The summary of the sufficiency of funds and amounts recorded in the U.S. GAAP condensed balance sheet as at December 31, 2008 and 2007 as well as at the condensed statement of operations for 2008, 2007 and 2006 regarding pension liabilities in accordance with SFAS No. 132, "Employer's Disclosures About Pensions and Other Post-Retirement Benefits - revised", for Braskem, IQ, IPQ and Copesul are as follows:

Pension Accounting
	2008	2007	2006
(i) Change in Projected Benefit Obligations - PBO
Benefit obligation at the beginning of year	(1,160.8)	(459.4)	(415.5)
Service Cost	(13.0)	(8.1)
Interest Cost	(61.0)	(81.9)	(46.9)
Actuarial (gain) loss	82.0	(124.7)
Effects from business combination relating to
consolidation of IQ, IPQ and Copesul	-	(551.8)	-
Curtailment	(29.8)	-
Benefits paid	27.5	65.1	3.0
Projected Benefit Obligation at the end of year	(1,155.1)	(1,160.8)	(459.4)
(ii) Change in plan assets
Fair value of plan assets at the beginning of year	1,148.5	406.5	360.1
Gain (loss) on plan assets	(88.6)	241.4	46.4
Employer contribution	14.1	9.9	-
Employee contribution	-	-	-
Effects from business combination relating
consolidation of IQ, IPQ and Copesul	-	554.9	-
Benefits paid from plan assets	(27.5)	(64.2)	-
Fair value of plan assets at the end of year	1,046.5	1,148.5	406.5
(iii) Funded status = (ii) - (i)	(108.6)	(12.4)	(52.8)
Prior service cost	11.5	14.2	-
Unrecognized actuarial loss (gain)	72.3	(12.7)	4.3
Accrued pension cost	(24.8)	(10.9)	(48.5)
Accrued pension cost	(24.8)	(10.9)	(48.5)
Accumulated other comprehensive income (loss)	(83.8)	(1.5)	(4.3)
Minimum pension liability	(108.6)	(12.4)	(52.8)

Supplemental benefits are primarily related to medical care assistance, dental assistance, life insurance coverage and fringe benefits.

Braskem S.A. and Its Subsidiaries

Notes to the Consolidated Financial Statements
at December 31, 2008, 2007 and 2006
All amounts in millions of reais, unless otherwise indicated

As Braskem, as well as IQ, IPQ and Copesul, had already recognized the liability for the unfunded status, unrecognized loss has been accounted for as a debit to a separate account within shareholders' equity by the initial application of SFAS 158 which had neither impacted assets/liabilities nor shareholders' equity.

In addition, the pension plan for which each company are entitled to participate is not considered to be a multi-employer plan.

Pension charges to the income statement, known as net periodic pension cost, may be expressed as follows:

		2008	2007	2006
(iv) Pension costs (gain)
	Service cost	13.0	8.1	-
	Interest cost	60.8	95.2	46.9
	Expected return on plan assets	(57.5)	(80.3)	(40.7)
	Amortization of prior service cost	2.8	2.0	52.2
	Employee contributions	(6.4)	(4.6)	-
	Net periodic pension cost	12.7	20.4	58.4
(v)	Actuarial assumptions
	Discount rate for determining projected benefit obligations	10.5	11.3	11.3
	Expected long-term rate of return on plan assets	10.5	11.3	11.3
	Rate of compensation increase	6.1	0.0	0.0
	Projected annual inflation rate (included in the above
	percentages)	4.2	5.0	5.0

In June 2005, the Company communicated to its employees the permanent suspension of the Braskem defined benefit plan effective on June 30, 2005. As a result, the Company recorded a curtailment gain of R$ 11.5 which was recorded as a reduction of the unrecognized actuarial losses.

Settlement of Braskem plan at Petros has been finally properly approved by the Brazilian Secretariat for Complementary Pension during April 2009.

Braskem S.A. and Its Subsidiaries

Notes to the Consolidated Financial Statements
at December 31, 2008, 2007 and 2006
All amounts in millions of reais, unless otherwise indicated

Plan assets

The weighted-average assets, as percentages of total assets, for these plans as of December 31, 2008 are as follows:

Range of allocation in - %
	2008	2007
Fixed income securities	55.0 to 74.0	55.0 to 74.0
Equity securities	20.0 to 30.0	20.0 to 30.0
Loans	3.0 to 6.0	3.0 to 6.0
Real estate	2.5 to 4.5	2.5 to 4.5

Defined contribution plan

For the year-ended as of December 31, 2008 contributions by the Company to this defined contribution plan have amounted to R$ 11.4 (2007 - R$ 5.9; 2006 - R$ 7.8) . The Company expects to contribute R$12.3 for the year to be ended December 31, 2009.

	2008	2007	2006
Odeprev	9.8	5.9	7.8
CopesulPrev	1.6	-	-
Total	11.4	5.9	7.8

(j)	Earnings per share

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
at December 31, 2008, 2007 and 2006
All amounts in millions of reais, unless otherwise indicated

Basic earnings per common share are computed by dividing net income by all common shares outstanding during the year. In accordance with EITF 03-6 "Participating Securities and the Two - Class Method under FASB Statement No. 128'' limits loss allocation only to participating securities which have (1) the right to profit sharing in the Company, and (2) an objective and determinable contractual obligation for participation in the Company's losses. As preferred shares do not have a determinable contractual obligation for participation in the Company's losses, no losses are allocated to them.

All type and classes of shares are equally entitled to receive a minimum dividend amount equal to 6% of its book value prevailing at the latest year-end financial statements.

On May 31, 2006 the shareholders of the Company approved the conversion of 2,632,043 Class A preferred shares into common shares and on April 2, 2007 the Company approved the conversion of 486,530 Class A preferred shares into common shares (Note 21(a)). In accordance with EITF Topic No. D-42 "The Effect on the Calculation of Earnings per Share for the Redemption or Induced Conversion of Preferred Stock" the amount of R$ 3.3 and R$ 8.6 was subtracted from net earnings available to common shareholders in the calculation of earnings per share for the year ended December 31, 2007 and 2006, respectively.

The table below presents the determination of U.S. GAAP net income available to common and preferred shareholders and weighted average common and preferred shares outstanding used to calculate basic and diluted earnings per share for each of the years presented under U.S. GAAP.

			December 31, 2008
		Class A	Class B
	Common	Preferred	Preferred
	Share	Shares	Shares	Total
Minimum 6% dividend
Induced conversion of Class A preferred
shares into Common shares (Note 20(a))
Undistributed earnings allocation	(1,826.7)	-	-	(1,826.7)
Total undistributed earnings	(1,826.7)	-	-	(1,826.7)
Weighted average numbers of shares
Basic	177.2	310.7	0.8	488.7
Diluted	174.4	302.8	0.7	477.9
Basic earnings per thousand outstanding
shares - (whole reais) - R$
Basic	(10.31)
Diluted	(10.48)

Braskem S.A. and Its Subsidiaries

Notes to the Consolidated Financial Statements
at December 31, 2008, 2007 and 2006
All amounts in millions of reais, unless otherwise indicated

			December 31, 2007
		Class A	Class B
	Common	Preferred	Preferred
	Share	Shares	Shares	Total
Minimum 6% dividend	86.8	191.1	0.6	278.5
Induced conversion of Class A preferred
shares into Common shares (Note 21(a))		3.3		3.3
Undistributed earnings allocation	251.8	553.9	1.6	807.3
Total undistributed earnings	338.6	748.3	2.2	1,089.1
Weighted average numbers of shares
Basic	122.4	269.3	0.8	392.5
Diluted	132.3	294.5	0.8	427.6
Basic earnings per thousand outstanding
shares - (whole reais) - R$
Basic	2.77	2.78	2.75
Diluted	2.56	2.54	2.75

			December 31, 2006
		Class A	Class B
	Common	Preferred	Preferred
	Share	Shares	Shares	Total
Minimum 6% dividend	15.5	137.0	0.5	153.0
Induced conversion of Class A preferred
shares into Common shares (Note 21 (a))	-	8.6	-	8.6
Total undistributed earnings
	15.5	145.6	0.5	161.6
Weighted average numbers of shares
Basic and diluted	122.4	248.3	0.8	371.5
Basic and diluted earnings per thousand
outstanding shares - (whole reais) - R$	0.13	0.59	0.63	-

Braskem S.A. and Its Subsidiaries

Notes to the Consolidated Financial Statements
at December 31, 2008, 2007 and 2006
All amounts in millions of reais, unless otherwise indicated

(k)	Comprehensive income

Under Brazilian GAAP, the concept of comprehensive income is not adopted.

Under U.S. GAAP, SFAS No. 130, "Reporting Comprehensive Income", requires disclosure of comprehensive income. Comprehensive income is comprised by net income and other comprehensive income that includes charges or credits directly to equity which are not the result of transactions with owners. For Braskem and its investees, the components of comprehensive income are related to the net income added/subtracted by changes in minimum pension liability (Note 32(y)(c)(iii)).

(l)	Capital raising costs

Under BR GAAP, costs incurred on issuance of equity securities issued through December 31, 2005, were accounted as deferred charges in the balance sheet. As required by CVM "Ofício-Circular" 01/2006, the costs of issuance of equity securities issued as from 2006, will be accounted as non recurrent expenses in the operational results. No capital issuance costs were incurred in 2006, 2007 and 2008.

As a result of Federal Law 11638/07 disclosed in Note 3.1 and Note 3.2 (a)(i) costs incurred on issuance of equity securities previously capitalized under Brazilian GAAP have been written-off against income statement.

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

Additionally, under Brazilian GAAP, recognition of deferred tax assets requires historical evidence of taxable profits, limits recognition of DTAs to future projections of taxable profits based on a study over a 10 year period and future limits recognition of DTAs based on a calculation of discounted future profits. Within these limitations, Braskem recognized the maximum potential DTA under Brazilian GAAP.

Under U.S. GAAP, deferred taxes are accrued on all temporary tax differences. Deferred tax assets and liabilities are classified as current or long-term based on the classification of the asset or liability underlying the temporary difference.

Braskem S.A. and Its Subsidiaries

Notes to the Consolidated Financial Statements
at December 31, 2008, 2007 and 2006
All amounts in millions of reais, unless otherwise indicated

According to SFAS 109, Brazilian nominal rate is applied for U.S. GAAP reporting purposes, however there is no limit to the period in which irrevocable tax credits may be realized and the valuation allowance recognition for Brazilian GAAP purposes at December 31, 2008 in the amount of R$ 502.0 (2007 - R$ 2.8) has been reversed for U.S. GAAP purposes. The adjustment for deferred taxes are disclosed in the U.S. GAAP reconciliation for the statement of operations under U.S. GAAP in the amount of R$ 346.6, R$ 94.6, and R$ (123.2) in 2008, 2007 and 2006, respectively.

There are neither accrued interests nor penalties during 2008 and 2007 in the condensed statement of operations since it is more likely than not that Braskem and subsidiaries will not have any adjustment to its tax returns filed to various tax authorities.

Each year the company files income tax returns in the various national taxing jurisdictions in which it operates. These tax returns are subject to examination and possible challenge by the taxing authorities. Positions challenged by the taxing authorities may be settled or appealed by the company. With few exceptions, the Company and subsidiaries are no longer subject to Brazilian federal, state and local, nor non-Brazilian income tax examinations by various tax authorities for years before December 31, 2003.

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

In accordance with the transition provisions, the company adopted FIN 48 effective January 1, 2007, for which there are neither unrecognized tax benefits to be disclosed under this rule nor interests and penalties accounted for by the Company. Interest and penalties raised on tax uncertain position are recognized as interest expense within income statement until tax benefits are considered to be "more likely than not" realizable for settling/netting them under tax and accounting rules.

Under USGAAP a number of factors entering into the assessment of the FAS 109 valuation allowance assessment are highly subjective: assessing whether the weight of available evidence supports the recognition of some or all of an enterprise’s deferred tax assets (DTAs); determining how objectively verifiable an individual piece of evidence is, and thus how much weight should be given to the evidence; and establishing the reversal patterns for existing temporary differences. The valuation allowance recorded is based on management’s judgment of what is “more likely than not” considering all available information, both quantitative and qualitative.

Braskem S.A. and Its Subsidiaries

Notes to the Consolidated Financial Statements
at December 31, 2008, 2007 and 2006
All amounts in millions of reais, unless otherwise indicated

The estimates used in the FAS 109 valuation allowance assessment are based on management’s best estimates of future results, which are similarly based on the weight of objective evidence and are consistent with other estimates involving assumptions about the future used in the preparation of the financial statements. FAS 109 paragraph 20, states that all available evidence should be considered in determining whether a valuation allowance is needed. This includes historical information through the date of issuance of the financial statements supplemented by all currently available information about future years. Events occurring subsequent to an company’s year-end but before the financial statements are released that provide additional evidence (negative or positive) regarding the likelihood of realization of existing DTAs should be considered when determining whether a valuation allowance is needed.

We reduce deferred tax assets by a valuation allowance if, based on the weight of available evidence, it is more likely than not (a likelihood of more than 50 percent) that some portion or all of the deferred tax assets will not be realized. The valuation allowance is considered sufficient to reduce the deferred tax asset to the amount that is more likely than not to be realized.

Based on historical financial information through the date of release of these financial statements, it was considered that the sufficient positive evidence existed to consider that the Braskem’s deferred tax assets at December 31, 2008 were “more likely than not” to be realized. Such positive evidence included i) cumulative historical profits in the three year period through to the issuance of the financial statements, ii) no time prescription limit to the use of income tax losses under the related legislation, iii) the income tax losses at December 31, 2008 relate principally to an exchange loss on the company’s net exposure to foreign currency liabilities during 2008, which is considered a nonrecurring item, iv) the scheduling of future taxable income at December 31, 2008 and v) subsequent realization operating and other taxable profits through the date of issuance of the financial statements.

(n)	Income tax incentives

Under Brazilian GAAP, the various tax incentives of the Company (in the form of tax reduction or exemption for defined periods) may be accounted for directly as capital reserve within shareholders' equity.

As a result of Federal Law 11638/07 disclosed in Note 3.1 and Note 3.2 (a) income tax incentive under Brazilian GAAP have been recorded directly as income within statement of operations.

Braskem S.A. and Its Subsidiaries

Notes to the Consolidated Financial Statements
at December 31, 2008, 2007 and 2006
All amounts in millions of reais, unless otherwise indicated

U.S. GAAP adjustment previously reported reflected by Federal Law 11638/07 has been properly reverted in the reconciliation table presented in Note 32 (y), in the amount of R$ 49.5 as of December 31, 2007.

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

Accordingly, for U.S. GAAP reconciliation purposes, the Company has deferred the gain on multiple element contract with its investee Petroquímica Paulínia, amounting to R$ (18.1) at December 31, 2006, with no effect in 2007 and 2008.

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

	Parin Fund			SOL Fund	Consolidated
Description	2008	2007	2008	2007	2008	2007
Net Assets	-	458.4	1,714.4	258.8	1,714.4	717.2
Net Income	(2.8)	(94.4)	60.3	30.4	63.1	(64.0)

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

Braskem S.A. and Its Subsidiaries

Notes to the Consolidated Financial Statements
at December 31, 2008, 2007 and 2006
All amounts in millions of reais, unless otherwise indicated

(q)	Dividends

Under Brazilian GAAP, the Company's executive officers proposed a dividend distribution from earnings, which has been recorded. Under U.S. GAAP, the amount of dividends exceeding the minimum mandatory dividend is not deemed declared before the distribution is approved by the shareholders. For purposes of reconciliation, for 2008 no minimum mandatory dividends were calculated or distributed and for 2007 the Company has excluded the amount which exceeded the minimum mandatory dividend amounting to R$ 149.4.

Under Braskem's by laws, interest earned in own capital may be paid up upon authorization of the Board of Directors but is only considered declared when approved by the shareholders.

(r)	Long-term share incentive plan

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

As described in further details below, the Company has granted a long-term share incentive plan (the "Plan") to certain employees, which have acquired investment certificates at prices below market at the time of the issuance. The market value of the options granted will be recognized for U.S. GAAP purposes as expense over the period in which the services are rendered. The fair value of the certificates classified as liability award will be reassessed each reporting date. The award is classified as liabilities because the employees have the right to receive cash. As a result there will be no issuance of additional shares by the Company despite investment certificates that were issued been valued in accordance with the Company stock prices traded in the Brazilian capital markets. Thus, also, there is no dilutive effect for earnings per share purposes.

Braskem S.A. and Its Subsidiaries

Notes to the Consolidated Financial Statements
at December 31, 2008, 2007 and 2006
All amounts in millions of reais, unless otherwise indicated

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

For each "alpha" acquired by participant, the Company may grant up to one "beta" certificate, which is legally equal to that "alpha" purchased. In addition, each beneficiary of the plan is entitled to receive "gama" certificates in each year, corresponding to the dividends and interest in own capital paid by the Company to preferred shares. "Gama" certificates which were not collected by participant during each year are transformed into "alpha" certificates at the following year. Alpha and gama certificates represent the right to receive the fair value of a Class A Preferred at vesting.

Braskem Board of Directors approved the maximum amount of 707,661 alpha certificates to be offered to participants. The certificates are generally offered to the participants in April of each year. Following the offer, the participants generally have 30 days to acquire by payment the certificates. Only certificates bought by the participants are considered granted once certificates offered and not paid do not generate any benefit to the participant. The amount deposited by the employees was initially recognized as a liability for both Brazilian and U.S. GAAP and totaled R$ 10.5 as of December 31, 2008 (2007 - R$ 4.6) .

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
at December 31, 2008, 2007 and 2006
All amounts in millions of reais, unless otherwise indicated

Under U.S. GAAP, the Company accounts for alpha and beta certificates in accordance with FASB 123 (R). The beta certificate is a considered a liability award, compensation cost has been recognized as the fair value of beta certificate at each reporting date. The fair value for these options was estimated at the date of grant using a Black-Scholes-Merton option pricing model with the following weighted-average assumptions:

	2008	2007	2006
Statistical and financial-economic variables	3rd grant	2nd grant	1st grant
Risk-free interest rate, net of inflation effect - %	7.75	6.79	8.42
Dividend yield - %	6.00	6.00	6.00
Volatility at Brazilian capital markets - %	86.10	57.09	54.10
Exercise price - in R$	14.21	15.03	18.14
Stock market price at year end - in R$	5.55	13.80	14.85
Expected life of the option - in years	9.1	9.1	9.3

A summary of certificate (alpha plus beta) activity under the Plan as of December 31, and changes during the year then ended is presented below:

	Weighted average			Alpha and Beta
	unit exercise price		certificates (units)
	2008	2007	2008	2007
Outstanding as of January 1	16.22	18.14	285,180	95,719
Granted	14.21	15.03	422,481	189,461
Exercised	-	-	-	-
Expired/cancelled	-	-	-	-
Outstanding as of December 31	15.08	16.22	707,661	285,180
Redeemable as of December 31	-	-	-	-
Compensation cost - millions of R$	-	-	-	0.6

The weighted average grant fair values of the beta certificates was R$ 14.21 and R$15.03 per beta certificate at the time of grant in 2008 and 2007, respectively. Beta certificates have an intrinsic value equal to the value of a preferred share which is approximately the exercise price disclosed above. Under U.S. GAAP, due to the application of Black-Scholes-Merton statistical model the total liability recorded under Brazilian GAAP in the statement of operations has been reverted by R$ 0.6 as of December 31, 2007.

Braskem S.A. and Its Subsidiaries

Notes to the Consolidated Financial Statements
at December 31, 2008, 2007 and 2006
All amounts in millions of reais, unless otherwise indicated

Under U.S. GAAP, expenses related to beta certificates will be recorded based on the term that the participants are expected to provide services to the Company, limited to the contractual life of the Plan, considering computation by using Black-Scholes-Merton pricing model, as well.

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

For purposes of presentation of condensed balance sheet and statement of operations, the Company has reversed total assets of jointly-controlled entities in the amount of R$ 92.7 at December 31, 2008 (2007 - R$ 1,252.8).

Earnings in equity affiliate under U.S. GAAP, recorded in the statement of operations, of such proportionally consolidated companies under Brazilian GAAP, amounts to R$ 19.0, R$ 12.1 and R$ 12.9, in 2008, 2007 and 2006, respectively.

Braskem S.A. and Its Subsidiaries

Notes to the Consolidated Financial Statements
at December 31, 2008, 2007 and 2006
All amounts in millions of reais, unless otherwise indicated

The following table shows summarized income and expenses and cash flow of Petroquímica Paulinia that were proportionally consolidated in the statement of operations in accordance with U.S. GAAP:

Petroquímica
Paulínia
2006
Net sales
Operating income (loss)	(2.0)
Net income	(2.0)

Net cash provided by operating activities	1.8
Net cash used in investing activities	(34.3)
Net cash used by financing activities	86.6

Braskem S.A. and Its Subsidiaries

Notes to the Consolidated Financial Statements
at December 31, 2008, 2007 and 2006
All amounts in millions of reais, unless otherwise indicated

(t)  Fair Value Measurements

In September 2006, the FASB issued SFAS No. 157, "Fair Value Measurements," which formally defines fair value, creates a standardized framework for measuring fair value in generally accepted accounting principles ("GAAP"), and expands fair value measurement disclosures.

SFAS 157 defines fair value as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants on the measurement date. The Company policy for fair valuing these financial instruments uses best and most relevant observable inputs.

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

In addition, in February 2008, the FASB issued the FASB staff position (FSP) 157-2, which defers the effective date of SFAS 157 for nonfinancial assets and nonfinancial liabilities except for items that are recognized or disclosed at fair value in the financial statements on a recurring basis to fiscal years beginning after November 15, 2008.

In February, 2007, the FASB issued FAS 159 "The fair value option for financial assets and financial liabilities" including an amendment of FASB Statement 115 "Accounting for certain investments in debt and equity securities", which permits the company to choose to measure many financial instruments and certain other items at fair value.

Braskem S.A. and Its Subsidiaries

Notes to the Consolidated Financial Statements
at December 31, 2008, 2007 and 2006
All amounts in millions of reais, unless otherwise indicated

The Company did not adopt the application of SFAS 159 on its financial statements.

(i)	Cash and cash equivalents

Cash and cash equivalents denominated in Brazilian Reais and US dollars were fair valued by using quoted market prices to determine its fair value, all them included in Level 1 hierarchy of SFAS 157.

(ii)	Marketable securities

Marketable securities primarily include publicly-traded government bonds and securities, private banking securities and investments funds for which active quoted market prices are used to classify such securities under Level 1 hierarchy of SFAS 157.

When quoted market prices are neither relevant nor traded, the Company uses quotes from independent pricing service providers based on recent trading activity and other relevant information including market interest rate curves, all them classified as Level 2 under SFAS 157 hierarchy.

(iii)	Loans (short and long-term debt)

The Company uses observable market inputs, including pricing on recent closed market transactions, to value loans which are included in Level 2, for which the Company used quotes from independent experts and other relevant information including market interest rate curves, all them classified as Level 2 under SFAS 157 hierarchy.

(iv)	Loans (debentures, eurobonds and medium term notes)

Liquidity and trading deals for debentures, eurobonds and medium term notes for the Company principal market has just few transactions.

The Company uses quotes from observable market inputs provided by valuation experts based on recent trading activity and other relevant information including market interest rate curves, all them classified as Level 2 under SFAS 157 hierarchy.

Braskem S.A. and Its Subsidiaries

Notes to the Consolidated Financial Statements
at December 31, 2008, 2007 and 2006
All amounts in millions of reais, unless otherwise indicated

(v)	Disclosure of fair value for financial instruments

Fair value of assets and liabilities and related hierarchy level under SFAS 157 as of December 31, 2008 may be expressed as follows:

				SFAS 157 hierarchy
		December
	Note	31, 2008	Level 1	Level 2	Level 3
Assets
Cash and cash equivalents	4	145.9	145.9	-	-
Marketable securities – trading	6	2,142.1	632.4	1,509.7	-
Marketable securities – available	7	624.0	-	624.0	-
Derivatives	23(f.3.)	5.6	-	5.6	-
Marketable securities – Long term		11.5	-	11.5	-
Liabilities
Derivatives	21(g)	110.1	-	110.1	-
Short term debt	16	2,146.3	-	2,146.3	-
Long-term debt	16	9,839.8	-	7,027.3	-

Unrealized gain on available for sale securities amounted to R$ 8.0 as of December 2008, which was recognized directly in equity as “other comprehensive income”.

(vi)	Derivatives

In December 2008 Brazilian accounting authorities has issued a mandatory standard relating to financial instruments and derivatives – Comitê de Pronunciamentos Contábil nº 14 – Instrumentos Financeiros: Reconhecimento, Mensuração e Evidenciação. Under Brazilian GAAP derivatives should be measured and recognized as disclosed in Note 22.

Under U.S. GAAP, SFAS nº 133, as amended and interpreted, "Accounting for Derivative Instruments and Hedging Activities", establishes accounting treatment for both derivatives and embedded derivative. Embedded derivative instruments shall be separated from the host contract and accounted for as a derivative instrument if and only if all of the following criteria are met: (a) The economic characteristics and risks of the embedded derivative instrument are not clearly and closely related to the economic characteristics and risks of the host contract; (b) the contract that embodies both the embedded derivative instrument and the host contract is not remeasured at fair value under otherwise applicable generally accepted accounting principles with changes in fair value reported in earnings as they occur; and (c) a separate instrument with the same terms as the embedded derivative instrument would be a derivative instrument subject to the requirements of SFAS no. 133.

Braskem S.A. and Its Subsidiaries

Notes to the Consolidated Financial Statements
at December 31, 2008, 2007 and 2006
All amounts in millions of reais, unless otherwise indicated

For U.S.GAAP purposes the Company has bifurcated the embedded derivatives of sales contracts. For purposes of reconciliation, the fair value of embedded derivatives amounted to R$3.5 in the year ended December 31, 2007. There has been no embedded derivative as of December 31, 2008.

In addition, under Brazilian GAAP the Company has accounted for some of its hedging activities as cash flow hedge accounting by debiting charges raised from transactions with derivatives directly within shareholders´ equity, for which under U.S. GAAP it was not qualified as hedge accounting and a related reversal to income statement in the amount of R$ 110.1 as of December 31, 2008 for U.S. GAAP reconciliation purposes.

Derivatives instruments which were outstanding as of December 31, 2008 and 2007 may be demonstrated as follows:

		December 31, 2008
Derivative	Notional	Maturity	Fair value
	(in thousand)
Assets (purchasing):
i. Interest rate Swaps *	US$ 725,000	October 2013	1,723.2
ii. Currency Swaps **	R$ 279,657	June 2012	295.8
Total unrealized gain and total asset			2,019.0
Liabilities (selling):
iii. Interest rate Swaps *	US$ 725,000	October 2013	(1,832.6)
iv. Currency Swaps **	R$ 279,657	June 2012	(290.2)
Total unrealized loss and total liability			(2,122.8)
Net unrealized result and financial position			(103.8)

*	Interest rate swaps are related to purchasing agreements of LIBOR rate for six-months and selling agreements to Brazilian domestic variable interest rate (CDI plus average spreads of 3.9%) and vice-versa all them contracted with Bilbao Viscaya Bank, Calyon, Santander and Citibank.

**	Currency swaps are related to purchase of yen contract currencies and sale of Brazilian domestic variable interest rate (CDI plus average spreads of 3.9%) and vice-versa all them contracted with JP Morgan, ABN Amro Bank and Citibank.

Braskem S.A. and Its Subsidiaries

Notes to the Consolidated Financial Statements
at December 31, 2008, 2007 and 2006
All amounts in millions of reais, unless otherwise indicated

		December 31, 2007
Derivative	Notional (units)	Maturity	Fair value
Assets (purchasing):
i. Interest rate Swaps *	450,000	August 2008	831.8
ii. Currency Swaps **	503,102	Nov 2008	503.1
iii. Currency Swaps	150,000	July 2008	265.8
iv. Currency Swaps ***	279,657	June 2012	280.7
v. Currency Swaps	100,000	June 2015	177.3
Total unrealized gain and total asset			2,058.7
Liabilities (selling):
vi. Interest rate Swaps *	450,000	August 2008	797.1
vii. Currency Swaps **	503,102	Nov 2008	543.0
viii. Currency Swaps	150,000	July 2008	265.7
ix. Currency Swaps ***	279,657	June 2012	357.4
x. Currency Swaps	100,000	June 2015	177.2
Total unrealized loss and total liability			2,140.4

Net unrealized result and financial position	(81.7)

* Interest rate swaps are related to purchasing agreements of variable interest rate in USA and selling agreements to Brazilian domestic variable interest rate (CDI) and vice-versa all them contracted with Royal Bank of Canada.

** Currency swaps are related to purchasing agreements of Euros and selling agreements to US dollar and vice-versa, for which the settlement occurred in November 2008.

*** This currency swaps are related to purchase of yen contract currencies and sale of Brazilian domestic variable interest rate (CDI plus average spreads of 3.9%) and vice-versa all them contracted with JPMorgan, ABN Amro Bank and Citibank.

Braskem S.A. and Its Subsidiaries

Notes to the Consolidated Financial Statements
at December 31, 2008, 2007 and 2006
All amounts in millions of reais, unless otherwise indicated

(u)	Classification of statement of operations line items

Under Brazilian GAAP, in addition to the issues noted above, the classifications of certain income and expense items are presented differently from U.S. GAAP. We have retrospectively revised our statement of operations under Brazilian GAAP to present a condensed statement of operations in accordance with U.S. GAAP (Note 32(y)(c)(ii)). The reclassifications are summarized as follows:

(i)	Under Brazilian GAAP discounts granted are classified as financial expenses. Under U.S. GAAP are classified as deductions of sales;

(ii)	Under Brazilian GAAP, gains and losses on the disposal or impairment of permanent assets are classified as “other income and expenses, net”. Under U.S. GAAP, gains and losses on the disposal or impairment of property, plant and equipment are classified as an adjustment to operating income;

(iii)	Under Brazilian GAAP, foreign exchange gains and losses arisen from assets and liabilities may be netted off within interest income or expense. Under U.S. GAAP such foreign exchange gains and losses are recorded as interest income and expense, separately;

(iv)	Under Brazilian GAAP, shipping costs are deducted from gross revenues and handling costs are recorded as selling expenses, whereas under U.S. GAAP such costs are included in cost of sales;

(v)	Under Brazilian GAAP recovery of indirect taxes on net interest income was recorded under other operating income, whereas under U.S. GAAP, such recoveries are recorded under the same line item as the taxes were initially recorded (interest income, net). As a result R$ 3.3 and R$ 110.7 have been reclassified from other operating income to interest expenses during 2008 and 2007, respectively;

(vi)	Under Brazilian GAAP DMT, PET and Caprolactam units has been discontinued as of 2007 and 2008, for which a valuation allowance was provisioned as “other income and expenses, net” based on the difference between the fair market value and respective book value of such assets, consistent with SFAS 144, for which under U.S. GAAP it was classified as an operating expense.

Braskem S.A. and Its Subsidiaries

Notes to the Consolidated Financial Statements
at December 31, 2008, 2007 and 2006
All amounts in millions of reais, unless otherwise indicated

(v)	Classification of balance sheet line items

Under Brazilian GAAP, the classification of certain balance sheet items is presented differently from U.S. GAAP. We have retrospectively revised our consolidated balance sheet under Brazilian GAAP to present a condensed consolidated balance sheet in accordance with U.S. GAAP (Note 32(y)(c)(i)). The reclassifications are summarized as follows:

(i)	Under U.S. GAAP, certain deferred charges were reclassified to property, plant and equipment and other, directly to expense, and goodwill on legally merged companies within deferred charges are reclassified to goodwill accordingly to their nature;

(ii)	Under Brazilian GAAP advances to suppliers of raw materials and maintenance material are classified as inventories, such advances are classified as other receivables under U.S. GAAP;

(iii)	Under Brazilian GAAP, restricted cash equivalents are recorded based on the liquidity of the asset whereas under U.S. GAAP restricted assets are classified based on the classification of the related liability that has caused the restriction;

(iv)	Under Brazilian GAAP, the statement of cash flows is prepared in accordance with CPC – 03 – Statements of Cash Flows, which is similar to SFAS 95 – “Statement of Cash Flows”, except for the definition of cash equivalents, whereas, under CPC 03, any highly liquid cash deposit and marketable securities are classified as cash and cash equivalents. At December 31, 2008, 2007 and 2006, taking into consideration the requirements of IAS 7, cash and cash equivalents would amount to R$ 751.9, R$ 1,024.6 and R$ 667.2, respectively.

(v)	Under Brazilian GAAP discounted trade receivables are classified as trade accounts receivable, such items are classified as short-term debt under U.S. GAAP; and

(vi)	Under Brazilian GAAP, pursuant to CVM Deliberation 489/05, the Company states judicial deposits net of the corresponding contingent liabilities. According to U.S. GAAP, these deposits were fully stated as long-term receivables.

Braskem S.A. and Its Subsidiaries

Notes to the Consolidated Financial Statements
at December 31, 2008, 2007 and 2006
All amounts in millions of reais, unless otherwise indicated

(viii)	Braskem entered into a Share Purchase Agreement under which the Company has agreed to sell all its shares in Petroflex which has been classified as an Investment held for sale at the book value of the net investment of R$136.7, to Lanxess Deutschland GmbH for an aggregate price of R$ 252.1. On April 1, 2008, this transaction was completed, as described in Note 1 (c.ix). Under U.S. GAAP investment held at Petroflex as of December 31, 2007 was not classified as held for sale and the related balance has been demonstrated within "Equity investment in affiliates".

(w)	Segment reporting

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

Braskem has the following business segments:

. Basic Petrochemicals-comprising basic petrochemical production activities and supply of electricity, steam and compressed air to second generation producers.
This segment is dependent on Petrobras for supply of raw material.

. Polyolefins-comprising activities related to the production of polyethylene and polypropylene.

. Vinyls-comprising activities related to the production of PVC, caustic soda and chlorine. One client represents 15.0%, 11.8% and 11.1%
of Vinyl's revenues for the years ended December 31, 2008, 2007 and 2006, respectively.

. Ipiranga- comprising activities related to the production of polyethylene and polypropylene of IQ and IPQ.
Business acquired and consolidated only as from April 18, 2007.

Braskem S.A. and Its Subsidiaries

Notes to the Consolidated Financial Statements
at December 31, 2008, 2007 and 2006
All amounts in millions of reais, unless otherwise indicated

In 2008, we implemented an organizational structure under which the operations of our former Business Development business unit were split; our caprolactam production operations are now included in our Basic Petrochemicals business unit and the remaining operations of our former Business Development unit are now included in our Polyolefins business unit. As required by SFAS 131 the Company retrospectively revised segment information for all periods presented.

The Company evaluates and manages segment performance based on information generated from its statutory accounting records maintained in accordance with accounting practices adopted in Brazil and reflected in its consolidated financial statements.

In addition, management evaluates jointly controlled companies under the equity method as the Company does not control these companies. Additionally, operating income figures presented in business segment information does not include financial expenses, financial income and investment in associated companies.

Information on total assets for each segment as at December 31, 2008 and 2007 under Brazilian GAAP, is as follows:

	2008	2007
		Retrospectively
		revised
Polyolefins	7,432.6	6,534.4
Vinyls	2,811.8	2,602.1
Basic Petrochemicals	12,194.0	11,411.9
IQ	263.5	232.3
Total assets	22,701.9	20,780.7

Investments in affiliates in each business segment were immaterial in the periods presented herein.

Company's sales may be demonstrated as follows:
	2008	2007	2006
Domestic sales	13,973.8	13,435.1	9,671.7
Exports from Brazil	3,985.7	4,207.4	3,321.0
Total net sales	17,959.5	17,642.5	12,992.7

Braskem S.A. and Its Subsidiaries

Notes to the Consolidated Financial Statements
at December 31, 2008, 2007 and 2006
All amounts in millions of reais, unless otherwise indicated

Information on the geographical composition of the Company's sales, under Brazilian GAAP, is as follows:

	2008	2007	2006
Destination of exports from Brazil
U,S.A	1,119.6	1,151.5	921.7
Argentina	891.3	916.7	623.5
Switzerland	321.1	353.9	258.4
Germany	228.2	251.6	243.9
Mexico	175.5	180.5	38.1
Netherlands	170.7	188.1	34.1
Chile	156.8	161.2	167.4
Uruguay	105.7	108.7	62.6
Italy	65.1	71.8	47.0
Spain	64.7	71.3	53.3
China	54.7	66.9	139.9
Belgium	51.6	56.9	59.6
Bolivia	50.1	51.5	45.7
Portugal	49.6	54.8	55.5
Paraguay	47.1	48.4	42.8
Barbados	42.0	43.3	-
Other	391.9	430.3	527.5
Total exports	3,985.7	4,207.4	3,321.0
Domestic sales	13,973.8	13,435.1	9,671.7
Total net sales	17,959.5	17,642.5	12,992.7

Braskem S.A. and Its Subsidiaries

Notes to the Consolidated Financial Statements
at December 31, 2008, 2007 and 2006
All amounts in millions of reais, unless otherwise indicated

Information on segment results for 2008, 2007 and 2006 is as follows :

												2008
					Business segments
								Braskem
			Petrochemicals		Ipiranga			consolidated
						Total	Eliminations and	before CVM		Braskem	U.S. GAAP
		Vinyls	Polyolefins	Basic	Química	segments	adjustments (*)	247 (*)	CVM 247	consolidated	differences	U.S. GAAP
Net sales revenue		2,052.8	7,534.0	14,257.5	601.8	24,446.1	(6,532.9)	17,913.2	46.3	17,959.5	(38.4)	17,921.1
Cost of sales		(1,573.6)	(6,256.3)	(13,026.9)	(510.4)	(21,367.2)	6,252.5	(15,114.7)	(26.1)	(15,140.8)	(384.6)	(15,525.4)
Gross profit		479.2	1,277.7	1,230.6	91.4	3,078.9	(280.4)	2,798.5	20.2	2,818.7	(423.0)	2,395.7
Operating expenses	(income)
Selling, general
and administrative		(174.1)	(525.8)	(415.0)	(52.7)	(1,167.6)	7.7	(1,159.9)	(7.2)	(1,167.1)	(64.5)	(1,231.6)
Depreciation and
amortization		(3.2)	(27.5)	(16.2)	(5.8)	(52.7)	(490.3)	(543.0)	(0.6)	(543.6)	201.3	(342.3)
Other, net		8.5	38.5	63.7	2.5	113.2	(26.1)	87.1	(1.1)	86.0	(143.1)	(57.1)
		(168.8)	(514.8)	(367.5)	(56.0)	(1,107.1)	(508.7)	(1,615.8)	(8.9)	(1,624.7)	(6.3)	(1,631.0)
Operating income		310.4	762.9	863.1	35.4	1,971.8	(789.1)	1,182.7	11.3	1,194.0	(429.3)	764.7

(*) "CVM 247" refers to proportional consolidation under Brazilian GAAP (Note 4) and "Braskem consolidated before CVM 247" includes depreciation at R$ 677.5 within this cost of sales.

Braskem S.A. and Its Subsidiaries

Notes to the Consolidated Financial Statements
at December 31, 2008, 2007 and 2006
All amounts in millions of reais, unless otherwise indicated

												2007
					Business segments
								Braskem
			Petrochemicals		Ipiranga		Eliminations	consolidated
						Total	and	before CVM		Braskem	U.S. GAAP
		Vinyls	Polyolefins	Basic	Química	segments	adjustments (*)	247 (*)	CVM 247	consolidated	differences	U.S. GAAP
Net sales revenue		1,789.4	7,411.0	13,036.1	392.6	22,629.1	(5,654.4)	16,974.7	667.8	17,642.5	(355.1)	17,287.4
Cost of sales		(1,438.1)	(6,070.3)	(11,574.5)	(338.9)	(19,421.8)	5,598.0	(13,823.8)	(507.6)	(14,331.4)	(83.6)	(14,415.0)
												-
Gross profit		351.3	1,340.7	1,461.6	53.7	3,207.3	(56.4)	3,150.9	160.2	3,311.1	(438.7)	2,872.4
Operating expenses	(income)
Selling, general
and administrative		(201.7)	(517.2)	(410.6)	(39.1)	(1,168.6)	(61.5)	(1,230.1)	(8.6)	(1,238.7)	(76.3)	(1,315.0)
Depreciation and
amortization		(2.1)	(19.6)	(19.0)	(4.3)	(45.0)	(439.5)	(484.5)	(2.1)	(486.6)	429.2	(57.4)
Other, net		25.9	(59.5)	22.1	(0.7)	(12.2)	142.8	130.6	0.9	131.5	(50.0)	81.5
		(177.9)	(596.3)	(407.5)	(44.1)	(1,225.8)	(358.2)	(1,584.0)	(9.8)	(1,593.8)	302.9	(1,290.9)
Operating income		173.4	744.4	1,054.1	9.6	1,981.5	(414.6)	1,566.9	150.4	1,717.3	(135.8)	1,581.5

(*) "CVM 247" refers to proportional consolidation under Brazilian GAAP (Note 4) and "Braskem consolidated before CVM 247" includes depreciation at R$ 728.7 within this cost of sales.

Braskem S.A. and Its Subsidiaries

Notes to the Consolidated Financial Statements
at December 31, 2008, 2007 and 2006
All amounts in millions of reais, unless otherwise indicated

											2006
			Business segments				Braskem
						Eliminations	consolidated
			Basic	Ipiranga	Total	and	before CVM		Braskem	U.S. GAAP
	Vinyls	Polyolefins	Petrochemicals	Química	segments	adjustments (*)	247 (*)	CVM 247	consolidated	differences	U.S. GAAP
Net sales revenue	1,541.7	4,984.9	7,157.6	-	13,684.2	(1,965.2)	11,719.0	1,273.7	12,992.7	(1,029.3)	11,963.4
Cost of sales	(1,245.3)	(4,234.5)	(6,291.4)	-	(11,771.2)	1,922.5	(9,848.7)	(910.5)	(10,759.2)	435.4	(10,323.8)
Gross profit	296.4	750.4	866.2	-	1,913.0	(42.7)	1,870.3	363.2	2,233.5	(593.9)	1,639.6
Operating expenses
(income)
Selling, general and
administrative	(123.0)	(360.9)	(348.6)	-	(832.5)	(41.8)	(874.3)	(77.1)	(951.4)	(10.8)	(962.2)
Depreciation and
amortization	(0.4)	(10.4)	(0.5)		(11.3)	(346.6)	(357.9)	(5.4)	(363.3)	345.0	(18.3)
Other, net	35.1	18.3	(4.4)		49.0	107.9	156.9	29.2	186.1	(139.0)	47.1
	(88.3)	(353.0)	(353.5)		(794.8)	(280.5)	(1,075.3)	(53.3)	(1,128.6)	195.2	(933.4)
Operating income	208.1	397.4	512.7		1,118.2	(323.2)	795.0	309.9	1,104.9	(398.7)	706.2

(*) "CVM 247" refers to proportional consolidation under Brazilian GAAP (Note 4) and "Braskem consolidated before CVM 247" includes depreciation at R$ 576.4 within this cost of sales.

Braskem S.A. and Its Subsidiaries

Notes to the Consolidated Financial Statements
at December 31, 2008, 2007 and 2006
All amounts in millions of reais, unless otherwise indicated

(x)	Present Value Adjustment

Under Brazilian GAAP, as required by CPC 13, certain short-term accounts payable have been adjusted to present value as described in Note 3.1 (a)(ii).

Under USGAAP, in accordance with the Accounting Principles Board Opinion no. 21 "Interest on Receivables and Payables" such payables shall not be discounted if the transactions are with suppliers in the normal course of business and due within one year or less. For purposes of reconciliation, the Company has reversed at December 31, 2008 the amounts of R$ (76.0) in shareholders’ equity and R$ (43.2) within statement of operations.

Braskem S.A. and Its Subsidiaries Notes to the Consolidated Financial Statements at December 31, 2008, 2007 and 2006 All amounts in millions of reais, unless otherwise indicated

(y)	Reconciliation from Brazilian GAAP to U.S. GAAP

(a)	Statement of Operations - net income balances

		Note 32	2008	2007	2006
Net (loss) income under Brazilian GAAP - as adjusted by
Federal Law 11638/07			(2,492.1)	621.8	222.8
Adjustment of Federal Law 11638/07 (Notes 3.1 and 32(a))
Reversal of amortization charges for previously
capitalized expenses		(d)	-	(59.5)	(54.0)
Deferred capitalized charges written-off		(d)	-	34.8	-
Present value discount on accounts payable		Note 3.1 (b)	-	-	(32.8)
Tax incentive recorded as income		(n)	-	(49.5)	(11.8)
Deferred tax on above adjustments		-	-	-	(22.9)
Net income under Brazilian GAAP - as previously reported			(2,492.1)	547.6	101.3
Depreciation of additional indexation of
permanent assets for 1996 and 1997		(b)	(37.2)	(37.4)	(28.6)
Capitalized interest		(c)	(217.5)	35.3	-
Amortization of capitalized interest		(c)	(31.7)	(34.8)	(38.7)
Impairment charges adjustment		(c)	31.7	-	-
Deferred charges, net		(d)	(136.7)	42.2	34.5
Business Combination adjustments / Effects of U.S.
GAAP adjustments		(e)	450.7	406.2	330.6
Pension plan		(i)	(12.1)	3.2	(58.4)
Tax incentives		(n)	-	49.5	11.9
Revenue recognition		(o)	-	-	(18.1)
Amortization of capital raising costs		(l)	-	5.8	5.8
Effects of U.S. GAAP adjustments on
Investees		(f)	(9.2)	(5.8)	(56.8)
Adjustment to present value (Law 11638)		(x)	(43.2)
Long-term share incentive plan		(r)	-	0.6	0.5
Embedded Derivatives		(t)(vi)	3.5	(3.5)	-
Cash Flow Hedge reversal		(t)(vi)	(110.1)	-	-
Other		-	(8.6)	10.1	-
Valuation allowance reversal on deferred tax		(m)	502.0	2.8	-
Deferred income tax on adjustments above		(m)	346.6	94.6	(123.2)
Minorities interest on adjustments above		-	(62.8)	(27.3)	0.8
Net income under U.S. GAAP -	as
computed			(1,826.7)	1,089.1	161.6

Braskem S.A. and Its Subsidiaries

Notes to the Consolidated Financial Statements
at December 31, 2008, 2007 and 2006
All amounts in millions of reais, unless otherwise indicated

(b) Balance Sheet - shareholders' equity balances

	Note 32	2008	2007
Shareholders' equity under Brazilian GAAP – as adjusted
by Federal Law 11638/07		3,679.8	5,678.5
Adjustments to Federal Law 11638/07 (Notes 3.1 and 32
(a))
Reversal of amortization charges for previously
capitalized expenses	(d)	-	(59.5)
Deferred capitalized charges written-off	(d)	-	34.8
Deferred capitalized charges written-off against retained
earnings before December 2007	Note 3.1 (b)	-	103.2
Deferred tax on above adjustment	-	-	-
Shareholders' equity under Brazilian GAAP – as previously
reported		3,679.8	5,757.0
Additional indexation of permanent assets for
1996 and 1997	(b)	1,135.8	1,135.8
Depreciation of additional indexation of permanent
assets for 1996 and 1997	(b)	(517.3)	(479.6)
Capitalized interest, net	(c)	354.1	571.6
Amortization of capitalized interest	(c)	(436.1)	(404.5)
Impairment charges adjustment	(c)	34.2	-
Deferred charges, net	(d)	(189.3)	(455.6)
Business Combination adjustments / Effects of U.S.
GAAP adjustments	(e)	1,034.5	631.0
Distributions to shareholders	(g)	(1,771.3)	(1,771.3)
Capital raising costs	(l)	-	(40.7)
Pension plan	(i)	(57.6)	3.3
U.S. GAAP adjustments on investees	(f)	(6.0)	(11.0)
Adjustment to present value (Law 11638)	(x)	(76.0)
Treasury Shares	-	-	12.4
Reversal of proposed dividend	(s)	-	149.4
Revenue recognition	(o)	-	-
Long-term share incentive plan	(r)	1.1	1.1
Embedded Derivatives	(t)(vii)	-	(3.5)
Additional Paid-In-Capital - APIC	(g)(iv)	506.6	-
Other	-	(5.4)	2.9
Valuation allowance reversal on deferred tax	(m)	502.0	-
Deferred income tax adjustments	(m)	(163.4)	(166.3)
Minorities interest on adjustments above	-	-	99.9
Shareholders' equity under U.S. GAAP - as computed		4,025.7	5,031.9

Braskem S.A. and Its Subsidiaries

Notes to the Consolidated Financial Statements
at December 31, 2008, 2007 and 2006
All amounts in millions of reais, unless otherwise indicated

(c)	U.S. GAAP condensed financial information

Based on the reconciling items and discussion above, the Company consolidated balance sheet, statement of operations and statement of changes in shareholders' equity under U.S. GAAP have been prepared as a condensed format as follows:

(i)	Condensed balance sheet under U.S. GAAP

Assets	2008	2007
Current assets
Cash and cash equivalents	751.9	1,024.6
Marketable securities	2,173.3	923.5
Trade accounts receivable, net	2,236.7	2,348.7
Taxes recoverable	609.0	619.0
Deferred income tax	59.3
Inventories	2,923.9	2,220.4
Dividends receivable	-	12.6
Prepaid expenses	65.7	70.5
Advances to suppliers	-	83.0
Fair Market Value of derivatives investments	-	114.6
Other receivables	145.4	75.9
	8,965.2	7,492.8
Equity investment in affiliates	113.7	371.1
Goodwill	1,156.9	1,688.6
Property, plant and equipment	11,683.4	11,880.0
Non-current assets
Trade accounts receivable	47.1
Receivables from related parties	46.0	49.7
Prepaid expenses	65.6	61.3
Inventories, net	20.6	22.8
Intangible assets	404.3	171.7
Indirect taxes recoverable	1,201.8	1,175.0
Deferred income tax	1,146.5	161.0
Restricted deposits for legal proceedings	187.8	103.0
Other receivables	63.4	196.1
	3,183.1	1,940.6
Total assets	25,102.3	23,373.1

Braskem S.A. and Its Subsidiaries

Notes to the Consolidated Financial Statements
at December 31, 2008, 2007 and 2006
All amounts in millions of reais, unless otherwise indicated

Liabilities and shareholders' equity	2008	2007
Current liabilities
Suppliers	4,512.9	2,589.2
Payroll and related charges	213.5	257.2
Taxes on income payable	3.5	274.1
Other taxes payable	102.1	121.2
Fair market value of derivatives payable	8.9	87.3
Short-term debt, including current portion of long-term debt	3,644.3	2,080.6
Interest payable	-	52.5
Debentures	24.2	111.6
Advances from customers	247.0	21.7
Dividends payable	0.3	49.4
Business combination to be settled off	-	881.0
Other	168.9	121.4
	8,925.6	6,647.2
Non-current liabilities
Long-term debt	9,066.6	6,084.6
Debentures	800.0	800.0
Derivatives payable	-	43.7
Taxes and contributions payable	1,290.0	1,148.9
Deferred income tax	596.9	1,312.6
Other	397.5	243.9
	12,151.0	9,633.7
Minorities interest	-	2,060.3
Shareholders' equity	4,025.7	5,031.9
Total liabilities and shareholder's equity	25,102.3	23,373.1

Braskem S.A. and Its Subsidiaries

Notes to the Consolidated Financial Statements
at December 31, 2008, 2007 and 2006
All amounts in millions of reais, unless otherwise indicated

(ii) Condensed statement of operations under U.S. GAAP

	2008	2007	2006
Gross sales	23,163.0	21,640.6	15,045.5
Value-added taxes, discounts and returns	(5,241.9)	(4,353.2)	(3,082.1)
Net sales	17,921.1	17,287.4	11,963.4
Cost of sales	(15,525.4)	(14,415.0)	(10,323.8)
Gross profit	2,395.7	2,872.4	1,639.6
Operating income (expenses)
Selling, general and administrative	(1,231.6)	(1,315.0)	(962.2)
Depreciation and amortization	(342.3)	(57.4)	(18.3)
Impairment on assets	(118.4)	(1.5)
Other, net	61.3	83.0	47.1
Operating income	764.7	1,581.5	706.2
Interest income/(expense)
Interest income	2,162.1	652.3	232.6
Interest expenses	(5,739.5)	(788.8)	(916.0)
Other	-	-	17.3
Income before income tax, earnings in equity
affiliates and minorities interest	(2,812.7)	1,445.0	40.1
Income tax benefit (expense)
Current	(21.6)	(183.0)	(3.9)
Deferred	1,077.3	(19.4)	(21.9)
Income before earnings in equity
affiliates and minority interest	(1,757.0)	1,242.6	14.3
Earnings in equity affiliates	31.6	81.4	147.3
Minorities interest	(101.3)	(234.9)	-
	(69.7)	(153.5)	147.3
Net income for the year	(1,826.7)	1,089.1	161.6

Braskem S.A. and Its Subsidiaries

Notes to the Consolidated Financial Statements
at December 31, 2008, 2007 and 2006
All amounts in millions of reais, unless otherwise indicated

(iii) Condensed changes in shareholders' equity under U.S. GAAP

		2008			2007			2006
		Other			Other			Other
		equity	Total		equity	Total		equity	Total
	OCI	accounts	Equity	OCI	accounts	Equity	OCI	accounts	Equity
At beginning of the year - as original presented	2,837.2	2,194.7	5,031.9	1,748.1	1,218.7	2,966.8	1,512.6	1,405.8	2,918.4
Change in accounting principle - maintenance
cost adoption	-	-	-	-	-	-	73.9	-	73.9
At beginning of the year - as adjusted	2,837.2	2,194.7	5,031.9	1,748.1	1,218.7	2,966.8	1,586.5	1,405.8	2,992.3
Comprehensive income of the year	(1,826.7)	-	(1,826.7)	1,089.1	-	1,089.1	161.6	-	161.6
Change in minimum pension liability	(55.3)	-	(55.3)	-	-	-	-	-	-
Total comprehensive income	955.2	2,194.7	3,149.9	2,837.2	1,218.7	4,055.9	1,748.1	1,405.8	3,153.9
Capital increase	-	734.8	734.8	-	1,130.7	1,130.7	-	105.3	105.3
Contribution from shareholders - APIC	-	506.6	506.6	-	-	-	-	5.9	5.9
Repurchase of treasury shares		(186.8)	(186.8)	-	-	-	-	(224.3)	(224.3)
Assets for sale		8.0	8.0
Adjustment to present value (Law 11638)		(32.8)	(32.8)
Dividends		(154.0)	(154.0)	-	(154.7)	(154.7)	-	(74.0)	(74.0)
At end of the year	955.2	3,070.5	4,025.7	2,837.2	2,194.7	5,031.9	1,748.1	1,218.7	2,966.8

Braskem S.A. and Its Subsidiaries

Notes to the Consolidated Financial Statements
at December 31, 2008, 2007 and 2006
All amounts in millions of reais, unless otherwise indicated

(z)	Recently issued accounting standards

Under Brazilian GAAP, carrying forward changes described in Note 2 and 3, Brazilian Securities Exchange Commission – CVM during June 2009 has issued Deliberation 575 approving CPC 16 Estoques accounting standard relating to inventories by means of which it should be measured and recognized within financial statements which is equivalent to International Accounting Standard 2 – IAS 2 Inventories. This Statement is effective as of the year-end that begins after December 31, 2010, for which earlier adoption is encouraged. The Company has been evaluating any impact such standard will have on its financial statements.

In June 2009 CVM has issued Deliberation 576 approving CPC 17 Contratos de Construção accounting standard relating to construction contracts by means of which it should be measured and recognized within financial statements mainly related to revenue recognition which is equivalent to International Accounting Standard 11 – IAS 11 Construction Contracts. This Statement is effective as of the year-end that begins after December 31, 2010, for which earlier adoption is encouraged. The Company does not expect any impact on its financial statements as per the adoption of such standard.

Under Brazilian GAAP, in June 2009 CVM has issued Deliberation 577 approving CPC 20 Custos de Empréstimos accounting standard relating to financial charges treatment, measurement and recognition on pre-operating phases which is equivalent to International Accounting Standard 23 – IAS 23 Borrowing Costs. This Statement is effective as of the year-end that begins after December 31, 2010, for which earlier adoption is encouraged. The Company has been evaluating any impact such standard will have on its financial statements.

Under US GAAP, in December 2007, the FASB issued SFAS No. 141R (revised 2007), "Business Combinations". The SFAS 141 - Revised 2007 to converge USGAAP to IFRS, therefore several changes were made regarding accounting treatment for business combinations. The major changes provided by this Statement are related to accounting for business combinations costs, which can no longer be considered as part of the total consideration paid; accounting for all assets acquired, liabilities assumed and non-controlling interests of the acquired entity at fair value, at full amounts of their fair values, and not on the percentage of the shares acquired; measurement and recognition of contractual contingencies as of the acquisition date, and provides also guidance on the subsequent accounting treatment for these situations; recognition of contingent consideration as part of the goodwill computation on the date of acquisition, and not after the contingent is resolved, and defines also the concept of bargain purchase, in which the fair value of the acquired assets, assumed liabilities and noncontrolling interest of the acquired company are higher than the total consideration paid, and defines this bargain purchases shall be recognized as a gain on income from operations when they arise, and not to be allocated to the eligible assets. This Statement is effective as of the beginning of an entity's fiscal year that begins after December 15, 2008, for which earlier adoption is forbidden. The Company has been evaluating future possible impact on eventual future business combination under SFAS 141 - Revised 2007.

Braskem S.A. and Its Subsidiaries

Notes to the Consolidated Financial Statements
at December 31, 2008, 2007 and 2006
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

In May 2009, the FASB issued SFAS No. 165, "Subsequent Events ". SFAS 165 provides a comprehensive meaning of subsequent events by dividing into two types: (i) recognized and (ii) non-recognized. For the first type financial statements are assessed to include adjustments provided from any subsequent event that should have been reported at the year or period-end. The second type requires only disclosure of events that will impact financial statements on a prospectively basis. The Company does not expect a significant impact from the application of this standard.

In June 2009 the FASB issued SFAS No. 166, "Accounting for Transfers of Financial Assets – an amendment of SFAS No. 140”, which eliminates (1) the exceptions for qualifying special-purpose entities from the consolidation guidance and (2) the exception that permitted sale accounting for certain mortgage securitizations when a transferor has not surrendered control over the transferred financial assets.

Braskem S.A. and Its Subsidiaries

Notes to the Consolidated Financial Statements
at December 31, 2008, 2007 and 2006
All amounts in millions of reais, unless otherwise indicated

SFAS 166 enhances the information provided to financial statement users to provide greater transparency about transfers of financial assets and a transferor’s continuing involvement, if any, with transferred financial assets. Under this Statement, many types of transferred financial assets that would have been derecognized previously are no longer eligible for derecognition.

SFAS 166 requires enhanced disclosures about the risks that a transferor continues to be exposed to because of its continuing involvement in transferred financial assets.

The Company is currently evaluating any impact such standard will have in its financial statements for periods after December 31, 2008.

In June 2009 the FASB issued SFAS No. 167, "Consolidation of Variable Interest Entities – an amendment of FIN No. 46(R) ", which replace the quantitative-based risks and rewards calculation for determining which enterprise, if any, has a controlling financial interest in a variable interest entity with an approach focused on identifying which enterprise has the power to direct the activities of a variable interest entity that most significantly impact the entity’s economic performance and (1) the obligation to absorb losses of the entity and/or (2) the right to receive benefits from the entity. An approach that is expected to be primarily qualitative will be more effective for identifying which enterprise has a controlling financial interest in a variable interest entity.

SFAS 167 requires an additional reconsideration event when determining whether an entity is a variable interest entity when any changes in facts and circumstances occur such that the holders of the equity investment at risk, as a group, lose the power from voting rights or similar rights of those investments to direct the activities of the entity that most significantly impact the entity’s economic performance. It also requires ongoing assessments of whether an enterprise is the primary beneficiary of a variable interest entity. These requirements will provide more relevant and timely information to users of financial statements.

SFAS 167 amends FASB Interpretation 46(R) to require additional disclosures about an enterprise’s involvement in variable interest entities, which will enhance the information provided to users of financial statements. This accounting standard shall be effective for periods beginning after November 15, 2009. The Company is currently evaluating any impact such standard will might have in its financial statements after December 31, 2008.

Report of Independent Registered Public Accounting Firm
To the Board of Directors and Shareholders Copesul — Companhia Petroquímica do Sul and Subsidiaries
1	We have audited the accompanying consolidated balance sheets of Copesul — Companhia Petroquímica do Sul and subsidiaries (“the Company”) as of December 31, 2006 and 2005 and the related consolidated statements of income, of changes in shareholders’ equity, of changes in financial position and of cash flows for each of the three years in the period ended December 31, 2006. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

2	We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

Copesul — Companhia Petroquímica do Sul and Subsidiaries

3	In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of Copesul — Companhia Petroquímica do Sul and subsidiaries at December 31, 2006 and 2005 and the consolidated results of their operations, the changes in their financial position and their cash flows for each of the three years in the period ended December 31, 2006, in conformity with accounting practices adopted in Brazil.

4	Accounting practices adopted in Brazil vary in certain significant respects from accounting principles generally accepted in the United States of America. Information relating to the nature and effect of such differences is presented in Note 28 to the consolidated financial statements.
    /s/ PricewaterhouseCoopers

PricewaterhouseCoopers Auditores Independentes	Porto Alegre, Brazil. April 30, 2007, except for Note 29—Subsequent Event, for which the date is July 10, 2009

COPESUL — Companhia Petroquímica do Sul

Consolidated Balance Sheets at December 31
All amounts in millions of reais

	2006	2005		2006	2005
Assets			Liabilities and shareholders' equity

Current assets			Current liabilities
Cash and banks (Note 4)	201	113	Suppliers
Trade accounts receivable			Third parties (Note 14)	290	154
Third parties (Note 5)	195	149	Related parties (Note 27)	63	2
Related parties (Note 27)	59	49	Loans and financing (Note 15)	50	288
Export drafts — billed (Note 16)	(1)	(18)	Export drafts - to be invoiced (Note 16)	39	1
Credits ceded to receivables securitization fund (FIDC) (Note 7)		(13)	Taxes and charges payable (Note 17)	45	42
Swap receivables (Note 6)	64	53	Social and labor contributions and charges	45	49
Marketable securities (Note 7)	38	13	Proposed dividends (Note 19 (d) (iii))	185	68
Inventories (Note 8)	571	495	Interest on own capital (Note 19 (d) (iii))	17	21
Taxes and charges recoverable (Note 9)	115	43	Income tax and social contribution (Note 18)	44	9
Prepaid expenses (Note 10)	14	14	Provision for programmed manintenance (Note 19 (e) (i))		16
Other accounts receivable	5	9	Swap and options payable (Note 6)	23	5

			Advances from customers	5	13
	1,261	907	Profit sharing and other	35	27

Non-current assets				841	695

Long-term assets			Non-current liabilities
Marketable securities (Note 7)	1	1	Long-term liabilities
Taxes and charges recoverable (Note 9)	137	133	Loans and financing (Note 15)	107	84
Judicial deposits (Note 11)	9	8	Export drafts - to be invoiced (Note 16)	139	91
Prepaid expenses (Note 10)	4	6	Provision for programmed maintenance (Note 19 (e) (i))		52
Loans to third parties	3	6	Deferred contributions and taxes (Note 18)	37	1
Claims receivable and other	2	1	Provision for contingencies (Note 24)	34	11

			Actuarial liability - PETROS (Note 25)	9	7

	156	155		326	246

Permanent assets			Shareholders’ equity (Note 19)
Investments	10	9	Capital	850	750
Property, plant and equipment (Note 12)	1,030	1,106	Capital reserve	296	341
Deferred charges (Note 13)	10	11	Revaluation reserve	75	109

			Revenue reserve	79	47

	1,050	1,126		1,300	1,247

Total assets	2,467	2,188	Total liabilities and shareholders’ equity	2,467	2,188

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
All amounts in millions of reais, unless otherwise indicated

(b)	Acquisitions of property, plant and equipment

COPESUL invested in 2006 the amount of R$ 126 (R$ 171 in 2005). The main investments are R$ 38 — replacement equipment to be used during scheduled programmed maintenance; R$ 19 - operational reliability, technological updating, and profitability increase projects to be implemented during the PGM that is forecasted to take place in 2008; R$ 18 — industrial automation programs; R$ 10 — replacement of coils and revamping (technological updating) the furnaces; R$ 5 — building of Butadiene Unit, and R$ 7 — conversion of the MTBE unit to ETBE. The remaining balance of R$ 29 refers to various investment projects.

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

COPESUL — Companhia Petroquímica do Sul
Notes to the Consolidated Financial Statements
at December 31, 2006 and 2005
All amounts in millions of reais, unless otherwise indicated
28.4 Statements of cash flows

	2006	2005	2004
Cash flows from investing activities
Held-to-maturity investments, net			(1)
Redemptions in certificates of deposit			24
Investment in certificates of deposit	4	(1)
Receivables related to forwards, swaps and options, net	(11)	(52)	9
Loans to related parties
Issuances			(325)
Repayments		130	522
Acquisitions of property, plant and equipment	(198)	(171)	(131)
Acquisitions of investments			(2)

Net cash provided by (used in) investing activities	(205)	(94)	96

Cash flows from financing activities
Short-term debt
Proceeds	1,660	1,198	514
Payments	(1,864)	(1,183)	(706)
Long-term debt
Proceeds	185	81	133
Payments	(71)	(153)	(989)
Quotas subject to mandatory redemption
Proceeds			125
Payments	(8)	(68)	(12)
Dividends paid	(439)	(513)	(346)
Interest on own capital paid	(94)	(97)	(83)

Net cash used in financing activities	(631)	(735)	(1,364)

Net decrease in cash and cash equivalents	105	(33)	(41)

Cash and cash equivalents at beginning of year	64	97	138

Cash and cash equivalents at end of the year	169	64	97

Cash paid during the period for
Interest	33	63	106
Income taxes	240	238	244

29	Subsequent events

(a)	Law 11,638

Law 11,638, published in the Official Daily Government Newspaper (DOU) of December 28, 2007, modified several provisions of the Brazilian Corporate Law, effective January 1, 2008.

The major amendments include the following matters which, in the opinion of management, may change the presentation of the financial statements and the criteria for determining the financial position and the results of Copesul and its subsidiaries as from January 1, 2008:

  The Statement of Changes in Financial Position (DOAR) will be discontinued and replaced with the Statement of Cash Flows (DFC). For publicly-held companies, the Statement of Added Value (DVA) will be mandatory. Copesul already discloses DFC in its annual reports, as supplementary information.

  Property, plant and equipment will be segregated in intangible assets and tangible assets. The non current assets group will be composed of long-term assets, investments, tangible assets, intangible assets and deferred charges. Intangible assets will include acquired goodwill.

  A new line item has been created under shareholders' equity: 'market value adjustments". Market value adjustments to shareholders' equity, although not included in net income for the year under the accrual basis of accounting, will comprise counter entries to increases or decreases in the value ascribed to assets and liabilities, as a result of their valuation at market levels and the exchange variation of corporate investments abroad.

  Deferred charges will be comprised only the expenditures incurred through December 31, 2007. As from January 1, 2008, all expenses previously recorded under deferred charges will be recognized in the income statement.

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

(b)	Merger of the Company into Ipiranga Petroquímica

The Extraordinary Shareholders' Meeting held on September 11, 2008 approved the merger of the Company into Ipiranga Petroquímica, a subsidiary of Braskem S.A.

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

The major amendments include the following matters which, in the opinion of management, may change the presentation of the financial statements and the criteria for determining the financial position and the results of Copesul and its subsidiaries as from January 1, 2008:

  The Statement of Changes in Financial Position (DOAR) will be discontinued and replaced with the Statement of Cash Flows (DFC). For publicly-held companies, the Statement of Added Value (DVA) will be mandatory. Copesul already discloses DFC in its annual reports, as supplementary information.

  Property, plant and equipment will be segregated in intangible assets and tangible assets. The non current assets group will be composed of long-term assets, investments, tangible assets, intangible assets and deferred charges. Intangible assets will include acquired goodwill.

  A new line item has been created under shareholders' equity: 'market value adjustments". Market value adjustments to shareholders' equity, although not included in net income for the year under the accrual basis of accounting, will comprise counter entries to increases or decreases in the value ascribed to assets and liabilities, as a result of their valuation at market levels and the exchange variation of corporate investments abroad.

  Deferred charges will be comprised only the expenditures incurred through December 31, 2007. As from January 1, 2008, all expenses previously recorded under deferred charges will be recognized in the income statement.

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

(b)	Merger of the Company into Ipiranga Petroquímica

The Extraordinary Shareholders' Meeting held on September 11, 2008 approved the merger of the Company into Ipiranga Petroquímica, a subsidiary of Braskem S.A.

*             *             *