Form 20-F/A
period 2008-12-31
BRASKEM SA
filed 2009-09-30
CIK 1071438

As filed with the Securities and Exchange Commission on September 30 , 2009

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

EXPLANATORY NOTE

This Amendment No. 1 on Form 20-F/A, or Amendment No. 1, is being filed solely to amend the Annual Report on Form 20-F for the year ended December 31, 2008, as filed by Braskem S.A. with the U.S. Securities and Exchange Commission on July 14, 2009, or the Original Form 20-F, to provide the electronic signature that was inadvertently omitted from page 178 of the Original Form 20-F.

No other changes are being made to the Original Form 20-F, although Exhibits 12.01, 12.02 and 13.01 have been re-filed in their current form. The Annual Report on Form 20-F, as amended by this Amendment No. 1, continues to speak as of the date of its original filing, and Braskem S.A. has not updated the disclosure as of a later date.

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

(b) List of Exhibits
Exhibit Number	Exhibit

1.01	By-laws, as amended through May 30, 2008 (English translation) (incorporated by reference to Exhibit 1.01 to Form 20-F of Braskem S.A. filed on July 14, 2009) .

2.01	Amended and Restated Deposit Agreement, dated as of March 3, 2008, among Braskem S.A., The Bank of New York and all and all Owners and holders from time to time of American Depositary Shares issued thereunder (incorporated by reference to Exhibit 1 to Form F-6 of Braskem S.A. filed on February 22, 2008).

2.02	The total amount of long-term debt securities of our company and its subsidiaries under any one instrument does not exceed 10% of the total assets of our company and its subsidiaries on a consolidated basis. We agree to furnish copies of any or all such instruments to the SEC upon request.

3.01	Shareholders Agreement of Braskem S.A., dated as of May 30, 2008, among Odebrecht S.A., Nordeste Química S.A. – Norquisa, Petrobras Quimica S.A. – Petroquisa and Petróleo Brasileiro S.A. – Petrobras, and, as an intervening party, Braskem S.A. (English translation)(incorporated by reference to Form 6-K of Braskem S.A. filed on June 3, 2008).

3.02	Memorandum of Understanding Regarding Shareholders Agreement, dated July 20, 2001, among Odebrecht Química S.A., Petroquímica da Bahia S.A., PETROS—Fundação Petrobras de Seguridade Social and PREVI—Caixa de Previdéncia dos Funcionários do Banco do Brasil (English translation) (incorporated by reference to Exhibit 3.05 to Form 20-F of Braskem S.A. filed on June 30, 2003).

3.03	Shareholders’ Agreement Entered into between the Controlling Shareholders of Trikem S.A. and BNDES Participações S.A. – BNDESPAR, with Trikem S.A acting as Intervening Party (English translation) (incorporated by reference to Exhibit 3.3 to Form 20-F of Braskem S.A. filed on June 30, 2008).

3.04	Fourth Addendum to the Shareholders’ Agreement Entered into between the Controlling Shareholders of Trikem S.A. and BNDES Participações S.A. – BNDESPAR (English translation)(incorporated by reference to Exhibit 3.4 to Form 20-F of Braskem S.A. filed on June 30, 2008).

4.01	Investment Agreement by and among Braskem S.A., Odebrecht S.A., Nordeste Química S.A.– Norquisa, Petróleo Brasileiro S.A. – Petrobras and Petrobras Petroquimica S.A. – Petroquisa, dated November 30, 2007 (English summary)(incorporated by reference to Exhibit 4.09 to Form 20-F of Braskem S.A. filed on June 30, 2008).

4.02	First Amendment dated May 14, 2008 to the Investment Agreement by and among Braskem S.A., Odebrecht S.A., Nordeste Química S.A. – Norquisa, Petróleo Brasileiro S.A. – Petrobras and Petrobras Petroquimica S.A. – Petroquisa (English summary)(incorporated by reference to Exhibit 4.10 to Form 20-F of Braskem S.A. filed on June 30, 2008).

4.03	Protocol and Justification of Merger of Shares issued by Grust Holdings S.A. into Braskem S.A. dated May 14, 2008 (English translation)(incorporated by reference to Exhibit 4.11 to Form 20-F of Braskem S.A. filed on June 30, 2008).

4.04	Protocol and Justification of Merger of Petroquímica Triunfo S.A. into Braskem S.A. dated April 7, 2009 (English translation)(incorporated by reference to Form 6-K of Braskem S.A. filed on April 15, 2009).

4.05	Braskem S.A. Long-Term Incentive Plan (English translation)(incorporated by reference to Exhibit 4.23 to Form 20-F of Braskem S.A. filed on June 23, 2006).

4.06	Amendment and Restatement of Section 7 of Braskem’s Long-Term Incentive Plan, adopted at Extraordinary Shareholder’s Meeting on April 7, 2006 (English translation)(incorporated by reference to Exhibit 4.24 to Form 20-F of Braskem S.A. filed on June 23, 2006).

8.01	List of subsidiaries (incorporated by reference to note 4 to our audited consolidated financial statements included elsewhere in this annual report).

12.01	Certification of the Chief Executive Officer of Braskem S.A. pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.

12.02	Certification of the Chief Financial Officer of Braskem S.A. pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.

13.01	Certifications of the Chief Executive Officer and the Chief Financial Officer of Braskem S.A. pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

SIGNATURES

     The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F/A and that it has duly caused and authorized the undersigned to sign this Amendment No. 1 on its behalf.

September 30 , 2009

BRASKEM S.A.
By:	/s/ Bernardo Gradin
Name:	Bernardo Gradin
Title:	Chief Executive Officer

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