Form 20-F
period 2009-12-31
BRASKEM SA
filed 2010-06-01
CIK 1071438

As filed with the Securities and Exchange Commission on June 01, 2010

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F

☐         REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR

12(g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒        ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d)

OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2009

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

Marcela Aparecida Drehmer Andrade

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

The total number of issued shares of each class of stock of Braskem S.A. as of December 31, 2009 was:

190,462,446 Common Shares, without par value

329,871,890 Preferred Shares, Class A, without par value

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

Large accelerated filer  ☒    Accelerated filer  ☐    Non-accelerated filer  ☐

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

U.S. GAAP ☐	International Financial Reporting Standards as issued by the International Accounting Standards Board ☐	Other ☒

If “Other” has been checked in response to the previous question, indicate by check mark which financial statement item the registrant has elected to follow.    ☐  Item 17    ☒  Item 18

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).    Yes  ☐    No  ☒

i

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

On May 26, 2010, the exchange rate for reais into U.S. dollars was R$1.846 to US$1.00, based on the selling rate as reported by the Central Bank of Brazil (Banco Central do Brasil), or the Central Bank. The selling rate was R$1.741 to US$1.00 at December 31, 2009, R$2.337 to US$1.00 at December 31, 2008, and R$1.771 to US$1.00 at December 31, 2007, in each case, as reported by the Central Bank. The real/U.S. dollar exchange rate fluctuates widely, and the selling rate at May 26, 2010 may not be indicative of future exchange rates. See “Item 3. Key Information—Exchange Rates” for information regarding exchange rates for the Brazilian currency since January 1, 2005.

Solely for the convenience of the reader, we have translated some amounts included in “Item 3. Key Information—Selected Financial Information” and elsewhere in this annual report from reais into U.S. dollars using the selling rate as reported by the Central Bank at December 31, 2009 of R$1.741 to US$1.00. These translations should not be considered representations that any such amounts have been, could have been or could be converted into U.S. dollars at that or at any other exchange rate. Such translations should not be construed as representations that the real amounts represent or have been or could be converted into U.S. dollars as of that or any other date.

Financial Statements

Braskem Financial Statements

We maintain our books and records in reais. The financial information of Braskem contained in this annual report has been derived from the records and financial statements of Braskem, and includes our audited consolidated financial statements at December 31, 2009 and 2008 and for each of the years ended December 31, 2009, 2008 and 2007.

We prepare our consolidated financial statements in accordance with accounting practices adopted in Brazil, or Brazilian GAAP, which are based on:

•         Brazilian Law No. 6,404, dated December 15, 1976, as amended, which we refer to hereinafter as the Brazilian Corporation Law;

•         the rules and regulations of the Brazilian Securities Commission (Comissão de Valores Mobiliários), or the CVM; and

•         the accounting standards issued by the Brazilian Accounting Standards Committee (Comitê de Pronunciamentos Contábeis), or the CPC.

Brazilian GAAP differs in certain respects from accounting principles generally accepted in the United States, or U.S. GAAP.

On December 28, 2007, the Brazilian government enacted Law No. 11,638, or Law No. 11,638/07, which became effective on January 1, 2008, and which amended the Brazilian Corporation Law and changed certain accounting policies under Brazilian GAAP. On December 17, 2008, the CVM issued Deliberação No. 565, or Deliberation No. 565, implementing these changes in accounting policies. On May 27, 2009, the Brazilian government enacted Law No. 11,941, or Law No. 11,941/09, which codified certain amendments to Brazilian GAAP adopted in Provisional Measure No. 449, dated December 3, 2008, or Provisional Measure No. 449/08. The main purpose of these changes to Brazilian GAAP was to harmonize Brazilian GAAP with the International Financial Reporting Standards as issued by the International Accounting Standards Board, or IFRS. For a discussion of the principal changes introduced by Law No. 11,638/07, Deliberation 565 and Law No. 11,941/09 as they relate to our financial statements, see note 2 to our audited consolidated financial statements.

Consistent with Brazilian GAAP, our audited consolidated financial statements at December 31, 2009 and 2008 and for the three years ended December 31, 2009 have been prepared in accordance with CVM Instruction No. 247, dated March 27, 1996, as amended, or Instruction 247. Instruction 247 requires our company to proportionally consolidate jointly controlled companies that are not our subsidiaries but which we jointly control with one or more other shareholders.

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

Copesul Financial Statements

Prior to April 1, 2007, Copesul’s consolidated financial statements were proportionally consolidated into the Braskem’s consolidated financial statements under Brazilian GAAP, as described above under “—Braskem Financial Statements.” As a result of the Ipiranga Transaction described under “Item 4. Information on the Company—History and Development of Our Company—Ipiranga Transaction” and our obtaining effective management control over Copesul, we have fully consolidated the results of Copesul and its subsidiaries into our financial statements as from April 1, 2007.

We have included separate unaudited consolidated financial statements of Copesul at March 31, 2007 and for the three month period ended March 31, 2007 in this annual report because Copesul constituted a significant jointly controlled company, accounting for 85.0% of our income from continuing operations before income taxes in the three months ended March 31, 2007. Copesul maintained its books and records in reais and prepared its financial statements in accordance with Brazilian GAAP.

Copesul’s consolidated financial statements at March 31, 2007 and for the three month period ended March 31, 2007 were prepared in accordance with Brazilian GAAP in force at the time these financial statements were issued and do not reflect the changes in accounting policy introduced by Law No. 11,638/07 and Deliberation No. 565. As a result, the information in these financial statements may not be comparable to the information with respect to our company at the dates and for the periods presented in these financial statements.

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

Market Share and Other Information

We make statements in this annual report about our market share in the petrochemical industry in Brazil and our production capacity relative to that of other petrochemical producers in Brazil, Latin America, the United States and the world. We have made these statements on the basis of information obtained from third-party sources that we believe are reliable. We have calculated our Brazilian market shares with respect to specific products by dividing our domestic net sales volumes of these products by the total Brazilian domestic consumption of these products as estimated by the Brazilian Chemical Industry Association (Associação Brasileira da Indústria Química), or ABIQUIM. We derive information regarding the production capacity of other companies in the Brazilian petrochemical industry and the estimated total Brazilian domestic consumption of petrochemical products principally from reports published by ABIQUIM. We derive information regarding the production capacity of other companies in the global petrochemical industry, the United States petrochemical industry and the Latin American petrochemical industry, international market prices for petrochemicals products and per capita consumption in certain geographic regions, principally from reports published by Chemical Markets Associates, Inc., or CMAI. We derive information regarding the size of the chemical distribution industry and our market share in this industry principally from reports published by the Brazilian Chemical and Petrochemical Distributors Association (Associação Brasileira dos Distribuidores de Produtos Químicos e Petroquímicos).

We have no reason to believe that any of this information is inaccurate in any material respect. However, we have not independently verified the production capacity, market share, market size or similar data provided by third parties or derived from industry or general publications.

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

CAUTIONARY STATEMENT WITH RESPECT TO FORWARD-LOOKING STATEMENTS

This annual report contains forward-looking statements. Some of the matters discussed concerning our business operations and financial performance include forward-looking statements within the meaning of the U.S. Securities Act of 1933, as amended, or the Securities Act, or the U.S. Securities Exchange Act of 1934, as amended, or the Exchange Act.

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

•         competition in the Brazilian and global petrochemical industries;

•         prices of naphtha and other raw materials;

•         actions taken by our major shareholders;

•         our ability to implement our financing strategy and to obtain financing on satisfactory terms;

•         our ability to complete our pending acquisition of the remaining outstanding share capital of Quattor Participações S.A., or Quattor;

•         our progress in integrating the operations of  Quattor and Braskem PP Americas, Inc. (formerly known as Sunoco Chemicals, Inc.), or Braskem Americas, as well as other companies or assets acquired in the future, so as to achieve the anticipated benefits of these acquisitions;

•         changes in laws and regulations, including, among others, Brazilian laws and regulations affecting tax and environmental matters and import tariffs in other markets in which we operate or to which we export our products;

•         a continuation of the current worldwide economic downturn or deterioration in the Brazilian and world economies;

•         decisions rendered in major pending or future tax, labor and other legal proceedings; and

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

v

Forward-looking statements speak only as of the date they are made, and we do not undertake any obligation to update them in light of new information or future developments or to release publicly any revisions to these statements in order to reflect later events or circumstances or to reflect the occurrence of unanticipated events.

PART I

ITEM 1. IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

Not applicable.

ITEM 2. OFFER STATISTICS AND EXPECTED TIMETABLE

Not applicable.

ITEM 3. KEY INFORMATION

Selected Financial Information

The following selected financial data have been derived from our consolidated financial statements. The selected financial data at December 31, 2009 and 2008 and for the three years ended December 31, 2009 have been derived from our consolidated financial statements included in this annual report. The selected financial data at December 31, 2007, 2006 and 2005 and for the years ended December 31, 2006 and 2005 have been derived from our audited consolidated financial statements that are not included in this annual report.

We have included information with respect to the dividends and/or interest attributable to shareholders’ equity paid to holders of our common shares and preferred shares since January 1, 2005 in reais and in U.S. dollars translated from reais at the commercial market selling rate in effect as of the payment date under the caption “Item 8. Financial Information—Dividends and Dividend Policy—Payment of Dividends.”

Our consolidated financial statements are prepared in accordance with Brazilian GAAP, which differs in certain respects from U.S. GAAP. For a discussion of certain differences relating to these financial statements, see note 35 to our audited consolidated financial statements included in this annual report.

	For the Year Ended December 31,
	2009(1)	2009	2008	2007	2006	2005(2)
	(in millions of US$, except per share amounts)	(in millions of reais, except per share amounts and as otherwise indicated)
Statement of Operations Data
Brazilian GAAP:
Net sales revenue	US$8,757.4	R$15,248.3	R$17,959.5	R$17,642.5	R$12,992.7	R$13,075.1
Cost of sales and services rendered.	(7,273.6)	(12,664.8)	(15,140.8)	(14,331.4)	(10,759.2)	(10,361.7)
Gross profit.	1,483.8	2,583.5	2,818.7	3,311.1	2,233.5	2,713.4
Selling, general and administrative expenses	(674.2)	(1,173.9)	(1,167.1)	(1,238.7)	(951.4)	(787.1)
Depreciation and amortization.	(71.0)	(123.7)	(543.6)	(486.6)	(363.3)	(355.6)
Other operating income, net.	77.1	134.2	86.0	131.5	186.1	22.8
Operating income before equity accounting and financial income (expense).	815.7	1,420.1	1,194.0	1,717.3	1,104.9	1,593.5
Results from equity accounting(3).	(6.9)	(12.1)	(63.7)	(64.6)	3.4	(109.8)
Financial expenses	398.6	694.0	(4,403.1)	212.1	(1,097.9)	(675.8)
Financial income.	(188.4)	(328.0)	718.6	(588.8)	159.5	(33.6)
Operating income (loss)	1,019.0	1,774.0	(2,554.2)	1,276.0	169.9	774.3
Non-operating expenses, net.	(76.1)	(132.5)	(158.7)	(67.2)	7.1	(25.2)
Income (loss) before income tax and social contribution (current and deferred) and minority interest.	942.9	1,641.5	(2,712.9)	1,208.8	177.0	749.1
Income tax and social contribution (current and deferred)	(501.8)	(873.7)	278.2	(327.4)	47.5	(177.3)
Income (loss) before profit sharing and minority interest	441.0	767.8	(2,434.7)	881.4	224.5	571.8
Profit sharing.	—	—	(18.9)	(18.7)	—	—
Income (loss) before minority interest.	441.0	767.8	(2,453.6)	862.7	224.5	571.8
Minority interest	—	—	(38.5)	(240.9)	(1.6)	54.0
Net income (loss)	US$441.0	R$767.8	R$(2,492.1)	R$621.8	R$222.8	R$625.8

Number of shares outstanding at year end, excluding treasury shares (in thousands):
Common shares	190,462	190,462	190,462	149,810	123,492	120,860
Class A preferred shares.	329,872	329,872	316,485	282,223	231,744	240,393
Class B preferred shares	594	594	594	803	803	803
Net income (loss) per share at year end.	0.85	1.48	(4.91)	1.44	0.63	1.73
Net income (loss) per ADS at year end.	1.70	2.96	(9.82)	2.87	1.25	3.46
Dividends declared per share:
Common shares	—	—	—	0.64	—	0.90
Class A preferred shares.	—	—	—	0.64	0.16	0.90
Class B preferred shares	—	—	—	0.64	0.16	0.56
Dividends declared per ADS.	—	—	—	1.28	0.32	1.80

______________

(1)   Translated for convenience only using the selling rate as reported by the Central Bank at December 31, 2009 for reais into U.S. dollars of R$1.741=US$1.00.

(2)   On December 28, 2007, the Brazilian government enacted Law No. 11,638/07, which became effective on January 1, 2008, amended the Brazilian Corporation Law, and changed certain accounting policies under Brazilian GAAP. On December 17, 2008, the CVM issued Deliberation No. 565, implementing these changes in accounting policies. On May 27, 2009, the Brazilian government enacted Law No. 11,941/09, which codified certain amendments to Brazilian GAAP adopted in Provisional Measure No. 449/08. The main purpose of these changes to Brazilian GAAP was to harmonize Brazil GAAP with IFRS. For a discussion of the principal changes introduced by Law No. 11,638/07, Deliberation 565 and Law No. 11,941/09 as they relate to our financial statements, see note 2 to our audited consolidated financial statements. In order to make our financial statements for the two years ended December 31, 2007 comparable to our financial statements for the two years ended December 31, 2009, we have retrospectively revised our previously issued financial statements for the two years ended December 31, 2007 to conform to the changes in accounting policy introduced by Law No. 11,638/07, Deliberation No. 565 and Law 11,941/09. We have not retrospectively revised our financial statements for the year ended December 31, 2005 to conform these changes in accounting policy because we cannot provide this information without unreasonable effort and expense and, therefore, the selected financial data at and for this period may not be comparable.

(3)   Results from equity accounting comprises equity in the results of associated companies (which, in the case of the year ended December 31, 2009, consisted of Borealis Brasil S.A., or Borealis, and Sansuy – Administração, Participação, Representação e Serviços Ltda., or Sansuy), amortization of goodwill, net, foreign exchange variation and tax incentives and other.

	For the Year Ended December 31,
	2009(1)	2009	2008	2007	2006(2)	2005(2)
	(in millions of US$, except per share amounts)	(in millions of reais, except per share amounts and as otherwise indicated)
Statement of Operations Data
U.S. GAAP:
Net income (loss) for the year	US$133.6	R$232.7	R$(1,826.7)	R$1,089.1	R$161.6	R$741.2
Basic earnings (loss) per share (weighted average):
Common shares	0.09	0.16	(10.31)	2.77	0.13	2.05
Class A preferred shares	0.36	0.62	—	2.78	0.59	2.05
Class B preferred shares	0.37	0.64	—	2.75	0.63	0.63
Basic earnings (loss) per ADS (weighted average)	0.74	1.28	—	5.56	1.18	4.10
Diluted earnings (loss) per share (weighted average):
Common shares	0.09	0.16	(10.48)	2.56	0.13	1.95
Class A preferred shares	0.36	0.62	—	2.54	0.59	1.95
Class B preferred shares	0.37	0.64	—	2.75	0.63	0.63
Diluted earnings (loss) per ADS (weighted average)	0.74	1.28	—	5.08	1.18	3.90

______________

(1)   Translated for convenience only using the selling rate as reported by the Central Bank at December 31, 2009 for reais into U.S. dollars of R$1.741=US$1.00.

	At and for the Year Ended December 31,
	2009(1)	2009	2008	2007	2006	2005(2)
	(in millions of US$, except per share amounts)	(in millions of reais, except per share amounts and as otherwise indicated)
Balance Sheet Data
Brazilian GAAP:
Cash, cash equivalents and other investments.	US$1,797.8	R$3,130.4	R$2,948.6	R$2,138.9	R$1,961.0	R$2,281.5
Short-term trade accounts receivable	744.9	1,297.1	996.2	1,497.0	1,594.9	1,493.3
Short-term inventories.	1,102.2	1,919.1	2,948.1	2,264.3	1,767.3	1,567.4
Property, plant and equipment, net.	5,768.6	10,044.2	10,278.4	8,404.1	6,688.7	6,364.4
Total assets	12,748.3	22,197.3	22,701.9	20,780.7	16,168.3	15,590.8
Short-term loans and financing (including current portion of long-term debt).	863.8	1,504.1	2,120.0	1,068.4	653.9	1,120.4
Short-term debentures	181.9	316.7	26.3	111.6	1,157.7	9.3
Short-term related party debt	—	—	—	—	—	3.1
Long-term loans and financing(3)	4,272.5	7,439.3	9,039.8	6,401.9	3,935.8	3,261.6
Long-term debentures	287.2	500.0	800.0	800.0	982.2	1,599.3
Long-term related party debt	—	—	—	—	4.8	3.0
Minority interest	—	—	—	598.0	21.8	121.2
Share capital.	3,143.3	5,473.2	5,375.8	4,641.0	3,508.3	3,403.0
Shareholders’ equity	2,637.5	4,592.5	3,679.8	5,678.5	4,208.7	4,535.8

Other Financial Information
Brazilian GAAP:
Cash Flow Data:
Net cash provided by (used in):
Operating activities.	US$784.0	R$1,365.1	R$2,626.2	R$2,404.0	R$(317.6)	R$1,719.4
Investing activities.	(484.1)	(842.9)	(2,083.6)	(3,579.1)	(1,206.3)	(1,048.0)
Financing activities.	(165.6)	(288.3)	(3.1)	1,518.2	935.5	(329.7)

Other Information:
Capital expenditures:
Property, plant and equipment	US$476.6	R$829.8	R$1,404.2	R$1,277.2	R$889.7	R$930.2
Investments in other companies.	3.1	5.5	653.8	1,345.5	222.7	34.0

______________

(1)   Translated for convenience only using the selling rate as reported by the Central Bank at December 31, 2009 for reais into U.S. dollars of R$1.741=US$1.00.

(2)   On December 28, 2007, the Brazilian government enacted Law No. 11,638/07, which became effective on January 1, 2008, amended the Brazilian Corporation Law, and changed certain accounting policies under Brazilian GAAP. On December 17, 2008, the CVM issued Deliberation No. 565, implementing these changes in accounting policies. On May 27, 2009, the Brazilian government enacted Law No. 11,941/09, which codified certain amendments to Brazilian GAAP adopted in Provisional Measure No. 449/08. The main purpose of these changes to Brazilian GAAP was to harmonize Brazil GAAP with IFRS. For a discussion of the principal changes introduced by Law No. 11,638/07, Deliberation 565 and Law No. 11,941/09 as they relate to our financial statements, see note 2 to our audited consolidated financial statements. In order to make our financial statements at December 31, 2007 and 2006 and for the two years ended December 31, 2007 comparable to our financial statements at December 31, 2007 and 2006 and for the two years ended December 31, 2009, we have retrospectively revised our previously issued financial statements at December 31, 2007 and 2006 and for the two years ended December 31, 2007 to conform to the changes in accounting policy introduced by Law No. 11,638/07, Deliberation No. 565 and Law 11,941/09. We have not retrospectively revised our financial statements at December 31, 2005 and for the year ended December 31, 2005 to conform these changes in accounting policy because we cannot provide this information without unreasonable effort and expense and, therefore, the selected financial data at and for this period may not be comparable.

(3)   Includes quotas (i.e., shares) subject to mandatory redemption at and prior to December 31, 2006. Prior to January 1, 2006, we recorded quotas subject to mandatory redemption as a separate line item of our balance sheet and not as part of loans and financing. Accordingly, short-term loans and financing (including current portion of long-term debt) at December 31, 2005 reflect the reclassification of quotas subject to mandatory redemption in the amount of R$225.4 million, and long-term loans and financing at December 31, 2005 reflect the reclassification of quotas subject to mandatory redemption in the amount of R$404.1 million.

	At and for the Year Ended December 31,
	2009(1)	2009	2008	2007	2006	2005
	(in millions of US$, except per share amounts)	(in millions of reais, except per share amounts and as otherwise indicated)
Balance Sheet Data
U.S. GAAP
Total assets.	US$13,465.2	R$23,445.6	R$25,102.3	R$23,373.1	R$14,890.7	R$13,634.0
Shareholders’ equity.	2,515.2	4,379.4	4,025.7	5,031.9	2,966.8	2,918.4

______________

(1)   Translated for convenience only using the selling rate as reported by the Central Bank at December 31, 2009 for reais into U.S. dollars of R$1.741=US$1.00.

	For the Year Ended December 31,
	2009	2008	2007	2006	2005
	(in thousands of tons)
Domestic sales volume (1):

Ethylene	2,253.2	2,095.1	2,095.1	1,108.5	1,169.8
Propylene	994.6	994.5	945.1	413.0	497.5
Polyethylene	1,009.7	977.3	943.9	604.7	502.3
Polypropylene	698.5	606.2	573.1	453.2	419.9
PVC	457.4	496.3	464.9	400.4	378.9

______________

(1)   Including intra-company sales within our company. Intra-company sales of ethylene totaled approximately 1,966,300 tons in 2009, 1,708,300 tons in 2008, 1,644,000 tons in 2007, 882,500 tons in 2006 and 588,700 tons in 2005. Intra-company sales of propylene totaled approximately 630,900 tons in 2009, 638,400 tons in 2008, 567,800 tons in 2007, 86,500 tons in 2006 and 89,300 tons in 2005.

Exchange Rates

The Brazilian foreign exchange system allows the purchase and sale of foreign currency and the international transfer of reais by any person or legal entity, regardless of the amount, subject to certain regulatory procedures.

Since 1999, the Central Bank has allowed the U.S. dollar-real exchange rate to float freely, and, since then, the U.S. dollar-real exchange rate has fluctuated considerably.

In the past, the Central Bank has intervened occasionally to control unstable movements in foreign exchange rates.  We cannot predict whether the Central Bank or the Brazilian government will continue to permit the real to float freely or will intervene in the exchange rate market through the return of a currency band system or otherwise. The real may depreciate or appreciate against the U.S. dollar substantially. Furthermore, Brazilian law provides that, whenever there is a serious imbalance in Brazil’s balance of payments or there are serious reasons to foresee a serious imbalance, temporary restrictions may be imposed on remittances of foreign capital abroad. We cannot assure you that such measures will not be taken by the Brazilian government in the future. See “—Risk Factors—Risks Relating to Brazil—Brazilian government exchange control policies could increase the cost of servicing our foreign currency-denominated debt, adversely affect our ability to make payment under our foreign currency-denominated debt obligations and impair our liquidity” and “—Risk Factors—Risks Relating to Our Class A Preferred Shares and the ADSs—Exchange controls and restrictions on remittances abroad may adversely affect holders of the ADSs and the underlying class A preferred shares.”

The following table shows the selling rate for U.S. dollars for the periods and dates indicated. The information in the “Average” column represents the average of the exchange rates on the last day of each month during the periods presented.

	Reais per U.S. Dollar
Year	High	Low	Average	Period End
2005	R$2.762	R$2.163	R$2.413	R$2.341
2006	2.371	2.059	2.168	2.138
2007	2.156	1.733	1.930	1.771
2008	2.500	1.559	1.834	2.337
2009	2.422	1.702	1.990	1.741

	Reais per U.S. Dollar
Month	High	Low
November 2009	R$1.759	R$1.702
December 2009	1.788	1.710
January 2010	1.875	1.723
February 2010	1.877	1.805
March 2010	1.823	1.764
April 2010	1.781	1.730
May 2010 (through May 26)	1.881	1.732

______________

Source: Central Bank

Risk Factors

Risks Relating to Our Company and the Petrochemical Industry

The global economic downturn has adversely affected economic growth in Brazil and our export markets.

The global economic slowdown since September 2008 has had, and may continue to have, a negative effect on economic growth in Brazil and in the countries to which we export our products. Brazilian gross domestic product, or GDP, was stagnant in 2009, and domestic resin sales volume declined by 0.4%. We believe that domestic demand for thermoplastic resins may continue to be affected by global macroeconomic factors. In addition, although the volume of our basic petrochemical and thermoplastic resin sales has recovered significantly beginning in the third quarter of 2009 from the levels experienced in the fourth quarter of 2008, exports, for which we generate lower margins than on our domestic sales, have constituted a larger percentage of our sales than has historically been the case.

Global demand for thermoplastic resins has been adversely affected beginning in the second half of 2008, reflecting the global economic slowdown. In addition, Chinese demand for thermoplastic resins declined following the conclusion of the Olympic Games in August 2008, and demand for thermoplastic resins in the United States and Europe declined as the effects of the global economic slowdown became more pronounced beginning in the second half of 2008. The contraction of demand in the United States led U.S. thermoplastic resin producers to increase the volume of exports of their thermoplastic products, leading to an increase in imports of these products in Brazil that placed pressure on our margins on domestic sales. In addition, we believe that pressure on the Brazilian market from imports may resume in 2010 due to the commissioning of new capacity in Asia and the Middle East, particularly if this new capacity is not absorbed in Asian and European markets.

Although emerging markets such as China, India and Brazil began to record growth in consumption of petrochemical products in the first half of 2009, recovery from the global economic slowdown has been slow in industrialized economies, particularly in the United States, the European Community and Japan. Uncertainty persists regarding the pace of recovery in the global economy. Although the United States has shown signs of improvement, recent developments in the sovereign debt markets relating to countries in the European Union, especially Greece, have led to increased uncertainty regarding the economic recovery in Europe.

A prolonged slowdown in economic activity in Brazil and our key export markets could continue to reduce demand for some of our products, which would adversely affect our results of operations.

The cyclical nature of the petrochemical industry may reduce our net sales revenue and gross margin.

The petrochemical industry, including the markets in which we compete, is cyclical and sensitive to changes in supply and demand in Brazil and elsewhere. This cyclicality may reduce our net sales revenue and gross margin. In particular:

•         downturns in general business and economic activity may cause demand for our products to decline;

•         when demand falls, we may face competitive pressures to lower our prices; and

•         if we decide to expand our plants or construct new plants, we may do so based on an estimate of future demand that never materializes or materializes at levels lower than we predicted.

Historically, the international petrochemical markets have experienced alternating periods of limited supply, which have caused prices and profit margins to increase, followed by expansion of production capacity, which has resulted in oversupply and reduced prices and profit margins. The Brazilian petrochemical industry has become increasingly integrated with the global petrochemical industry, mainly as a result of increased demand for, and consumption of, petrochemical products in Brazil and the ongoing integration of regional and world markets for commodities. We establish the prices for the products we sell in Brazil with reference to international market prices. Our net sales revenue and gross margin are increasingly linked to global industry conditions that we cannot control.

We face competition from producers of polyethylene, polypropylene, PVC and other petrochemical products.

We face competition in Brazil from foreign producers of polyethylene, polypropylene, polyvinyl chloride, or PVC, and other petrochemical products. We generally set the prices for our second generation products sold in Brazil with reference to the prices charged for these products by foreign producers in international markets. As a result of the announced commissioning of new ethylene capacity, particularly in the Middle East and in China, we anticipate that we may experience increasingly intense competition from other producers of second generation products, both in Brazil and in foreign markets in which we sell these products. Some of our foreign competitors are substantially larger and have substantially greater financial, manufacturing, technological and marketing resources than our company.

Higher raw materials costs would increase our cost of sales and services rendered and may reduce our gross margin and negatively affect our overall financial performance.

Naphtha, a crude oil derivative, is the principal raw material for our Basic Petrochemicals Unit and, indirectly, of our other business units. Naphtha and condensate accounted, directly and indirectly, for approximately 66.6% of our consolidated cost of sales and services rendered in 2009.

The price of naphtha supplied by Petróleo Brasileiro S.A.—Petrobras, or Petrobras, has historically been linked to the Amsterdam-Rotterdam-Antwerp market price of naphtha and to the real/U.S. dollar exchange rate. Under a naphtha purchase agreement with Petrobras that we have operated under since March 2009, we have purchased naphtha from Petrobras at prices based on a variety of factors, including the market prices of naphtha and other petrochemical derivatives, the volatility of the prices of these products in the international markets, the real/U.S. dollar exchange rate, and the level of paraffinicity of the naphtha that is delivered. This contract replaced the naphtha supply contract between our company and Petrobras for the supply of naphtha to our basic petrochemicals plants in the petrochemical complex located in Camaçari in the State of Bahia, or the Northeastern Complex, which was terminated in June 2008, and superseded the naphtha supply contract between our company and Petrobras for the supply of naphtha to our basic petrochemicals plants in the petrochemical complex located in Camaçari in the State of Bahia, or the Southern Complex.

The price of naphtha that we purchase from other international suppliers is also linked to the Amsterdam-Rotterdam-Antwerp market price. The Amsterdam-Rotterdam-Antwerp market price of naphtha fluctuates primarily based on changes in the U.S. dollar-based price of crude oil in the international markets.

During 2009, the average Amsterdam-Rotterdam-Antwerp market price of naphtha in U.S. dollars declined by 32.6% to US$533.46 per ton in 2009 from US$791.34 per ton in 2008. The U.S. dollar price of naphtha was volatile during 2009, increasing from an average of US$258.16 per ton in December 2008 to an average of US$684.13 per ton in December 2009. Since December 31, 2009, the price of naphtha in U.S. dollars has increased to US$757.00 per ton at April 30, 2010. The price of naphtha in U.S. dollars may continue to be volatile. In addition, the real may depreciate against the U.S. dollar in the future, effectively increasing our naphtha costs in reais. Any increase in naphtha costs would reduce our gross margin and negatively affect our overall financial performance to the extent that we are unable to pass on these increased costs to our customers and could result in reduced sales volumes of our products.

We do not hedge against changes in naphtha so that we are exposed to fluctuations in the price of our primary raw material.

We currently do not hedge our exposure to fluctuations in U.S. dollar or real prices of naphtha. Although we attempt to pass on increases in naphtha prices through higher prices for our products, in periods of high volatility in the U.S. dollar price of naphtha or in the real/U.S. dollar exchange rate, there is usually a lag between the time that the U.S. dollar price of naphtha increases or the real depreciates against the U.S. dollar and the time that we may effectively pass on those increased costs in reais to our customers in Brazil. As a result, if the U.S. dollar price of naphtha increases precipitously, or if the real depreciates precipitously against the U.S. dollar, as occurred in the fourth quarter of 2009, we may not immediately be able to pass on all of the corresponding increases in our naphtha costs to our customers in Brazil, which would likely reduce our gross margin and net income.

We depend on Petrobras to supply us with a substantial portion of our naphtha requirements.

Petrobras currently is the only Brazilian supplier of naphtha and has historically supplied 60% to 70% of the naphtha consumed by our company. Petrobras produces most of the naphtha it sells to us and imports the balance. Our production volume and net sales revenue would likely decrease and our overall financial performance would likely be negatively affected in the event of the following:

•         significant damage to Petrobras’ refineries or to the port facilities through which Petrobras imports naphtha, or to any of the pipelines connecting our plants to Petrobras’ facilities, whether as a consequence of an accident, natural disaster, fire or otherwise; or

•         any termination by Petrobras of the naphtha supply contract with our company, which provides that Petrobras may terminate the contracts for a number of reasons described in “Item 4. Information on the Company—Basic Petrochemicals Unit—Raw Materials of Our Basic Petrochemicals Unit.”

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

Our Basic Petrochemicals Unit is the only supplier of ethylene to our Vinyls Unit, the only supplier of ethylene to our polyethylene plants, and the principal supplier of propylene to our polypropylene plants located in Brazil. Because the cost of storing and transporting ethylene and propylene is substantial and there is inadequate infrastructure in Brazil to permit the importation of large quantities of these products, our Polyolefins Unit and Vinyls Unit are highly dependent on ethylene and propylene supplied by our Basic Petrochemicals Unit and production volumes of, and net sales revenue from, vinyls and polyolefins products would decrease, and our overall financial performance would be negatively affected, in the event of:

•         significant damage to our Basic Petrochemicals Unit’s facilities through which ethylene or propylene is produced, or to the pipeline or other facilities that connect our Vinyls and Polyolefins Units to our Basic Petrochemicals Unit, whether as a consequence of an accident, natural disaster, fire or otherwise; or

•         any significant reduction in the supply of naphtha to our Basic Petrochemicals Unit, as naphtha is the principal raw material used in the production of ethylene and propylene.

Any downgrade in the ratings of our company or our debt securities would likely result in increased interest and other financial expenses related to our borrowings and debt securities and could reduce our liquidity.

Standard & Poor’s Ratings Services, a division of The McGraw-Hill Companies, Inc., or Standard & Poor’s, Moody’s Investors Service, or Moody’s, and Fitch, Inc., or Fitch, maintain ratings of our company and our debt securities. Currently, Standard & Poor’s, Moody’s and Fitch maintain ratings of our company on a local and a global basis. On a global basis, Standard & Poor’s maintains a local currency rating for our company of “BB+ (stable)” and a foreign currency rating for our company of “BB+ (stable),” Moody’s maintains a local currency rating for our company of “Ba1” and a foreign currency rating for our company of “Ba1,” and Fitch maintains a local currency rating for our company of “BB+/Stable Outlook” and a foreign currency rating for our company of “BB+/Stable Outlook.” Any decision by these or other rating agencies to downgrade the ratings of our company or of our debt securities in the future would likely result in increased interest and other financial expenses relating to our borrowings and debt securities and could significantly reduce our ability to obtain such financing on satisfactory terms or in amounts required by us and our liquidity.

Some of our shareholders may have the ability to determine the outcome of corporate actions or decisions, which could affect the holders of our class A preferred shares and the ADS.

BRK Investimentos Petroquímicos S.A., or BRK, owns 53.9% of our total share capital, including 97.0% of our voting share capital. A group of companies controlled by the Odebrecht family, which we refer to as the Odebrecht Group, holds 53.8% of the voting share capital of BRK, and Petrobras holds, directly and indirectly, 46.2% of the voting share capital of BRK. Designees of Odebrecht S.A., or Odebrecht, constitute a majority of the members of our board of directors. Under a shareholders’ agreement that Odebrecht, Odebrecht Serviços e Participações S.A., or OSP, Petrobras and Petrobras Química S.A. – Petroquisa, the petrochemical subsidiary of Petrobras, or Petroquisa, entered into with us, which we refer to as the Petrobras Shareholders’ Agreement, we have agreed to undertake certain actions only after Odebrecht, Petrobras and Petroquisa have reached a consensus with respect to those actions and Odebrecht will have the sole power to approve the business plan of our company, as described under “Major Shareholders and Related Party Transactions—Major Shareholders—Shareholders’ Agreements.” As a result, Odebrecht will have the ability to determine the outcome of most corporate actions or decisions requiring the approval of our shareholders or our board of directors — in certain instances, with the consent of Petrobras and Petroquisa — which could affect the holders of our class A preferred shares and the ADS.

We may face conflicts of interest in transactions with related parties.

We maintain trade accounts receivable and current and long-term payables with some of our affiliates and other related parties, including Petrobras, which is our sole domestic supplier of naphtha. Petrobras and Petroquisa collectively hold 46.2% of the voting capital stock of BRK which holds 53.9% of our voting share capital and 97.0% of our total share capital. These accounts receivable and accounts payable balances result mainly from purchases and sales of goods, which are at prices and on terms equivalent to the average terms and prices of transactions that we enter into with third parties, other than the prices that we pay under our July 2009 naphtha purchase agreement with Petrobras that we have operated under since March 2009, which we believe are more suitable to the products that we receive from Petrobras compared to products and prices available in transactions that we enter into with other third parties. We also engage in financial and other transactions with some of our direct and indirect shareholders. These and other commercial and financial transactions between us and our affiliates could result in conflicting interests between our company and these shareholders.

We may make significant acquisitions which, if not successfully integrated with our company, may adversely affect our operating results.

We may make significant acquisitions in the future, in addition to the recent Sunoco Chemicals Acquisition and Quattor Acquisition described below.

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

For a discussion of risks specifically pertaining to the Quattor Acquisition and the Sunoco Chemical Acquisition, see “—Risks Relating to the Quattor Acquisition and the Sunoco Chemicals Acquisition.”

We may face unforeseen challenges in the implementation of our joint venture expansion projects which could result in these projects failing to provide expected benefits to our company.

We are developing several expansion projects in Venezuela, Mexico and Peru in connection with local joint venture partners. If we proceed with any of these projects, our joint venture companies will undertake significant capital expenditure programs to implement these projects. Our ability to achieve our strategic objectives relating to these projects will depend on, in large part, the successful, timely and cost-effective implementation of these projects. Factors that could affect this implementation include the following:

•         the outcome of negotiations with our local joint venture partners, governments, suppliers, customers or others (including, for example, our ability to negotiate favorable long-term contracts with suppliers and customers, or the development of reliable spot markets, that may be necessary to support the financing and development of particular projects);

•         market conditions that may adversely affect the ability of our joint venture companies to obtain the financing necessary for the implementation of these projects;

•         difficulties in obtaining necessary licenses and regulations;

•         the occurrence of unforeseen technical difficulties (including technical problems that may delay start-up of, or interrupt production from, a project or lead to unexpected downtime of the plants of these joint venture companies);

•         delays in the delivery of third-party equipment or services by our joint venture companies vendors;

•         the failure of the equipment supplied by these vendors to comply with the expected capabilities; and

•         delays resulting from the failure of third-party suppliers or contractors to meet their obligations in a timely and cost-effective manner.

Although we believe that the cost estimates and implementation schedules of our joint venture projects are reasonable, we cannot assure you that the actual costs or time required to complete the implementation of these projects will not substantially exceed our current estimates. Any significant cost overrun or delay could hinder or prevent the implementation of our business plan, as originally conceived, and result in revenues and net income being less than expected.

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

We, like other Brazilian petrochemical producers, are subject to stringent Brazilian federal, state and local environmental laws and regulations concerning human health, the handling and disposal of solid and hazardous wastes and discharges of pollutants into the air and water. Petrochemical producers are sometimes subject to unfavorable market perceptions as a result of the environmental impact of their business, which can have an adverse effect on their results of operations.

The operations in the United States that we have acquired as part of the Sunoco Chemicals Acquisition are subject to extensive U.S. federal, state and local and foreign laws, regulations, rules and ordinances relating to pollution, protection of the environment and the generation, storage, handling, transportation, treatment, disposal and remediation of hazardous substances and waste materials. U.S. environmental laws and regulations may impose liability on us for the conduct of third parties, or for actions that complied with applicable requirements when taken, regardless of negligence or fault. Of particular significance to us are (1) regulatory programs to be established to implement air quality standards under the National Ambient Air Quality Standards for ozone and fine particles promulgated by the U.S. Environmental Protection Agency, or the EPA, and (2) various legislative and regulatory measures in the United States which are under review, discussion or implementation to address greenhouse gas emissions.

Costs and capital expenditures relating to environmental, health or safety matters are subject to evolving regulatory requirements and will depend on the timing of the promulgation and enforcement of specific standards which impose the requirements. Moreover, changes in environmental regulations could inhibit or interrupt our operations, or require modifications to our facilities. Accordingly, environmental, health or safety regulatory matters may result in significant unanticipated costs or liabilities.

We manufacture products that are subject to the risk of fire, explosions and other hazards.

Our operations are subject to hazards, such as fires, explosions and other accidents, associated with the manufacture of petrochemicals and the storage and transportation of feedstocks and petrochemical products. These hazards can cause personal injury and loss of life, severe damage to or destruction of property and equipment and environmental damage. A sufficiently large accident at one of our plants or storage facilities could force us to suspend our operations temporarily and result in significant remediation costs and lost net sales revenue. Although we maintain insurance coverage for losses due to fire damage and for losses of income resulting from shutdowns due to fire, explosion or electrical damage, those insurance proceeds may not be available on a timely basis and may be insufficient to cover all losses, which could have a material adverse effect on our financial performance.

Unfavorable outcomes in pending or future litigation may reduce our liquidity and negatively affect our financial performance and financial condition.

We are, and may be in the future, involved in numerous tax, civil and labor disputes, among others, involving monetary claims. If unfavorable decisions are rendered in one or more of these lawsuits, we could be required to pay substantial amounts, which could adversely affect our financial condition and results of operations.

For some of these lawsuits, we have not established any provision on our balance sheet or have established provisions only for part of the amounts in question, based on our judgments as to the likelihood of winning these lawsuits. For example, the unions that represent employers and workers at the facilities located in the Northeastern Complex, are involved in a lawsuit over the indices we and other companies have used for cost of living adjustments on workers’ wages since early 1990. As we believe that it is not probable that the employers’ union will lose this lawsuit, we have not recorded a provision in respect of this suit. If the employers’ union loses this lawsuit and we are required to pay damages from April 1990 to September 1990, we estimate that we could be subject to liability of up to R$35.0 million, although additional claims would have to be brought by the workers’ union or individual employees to quantify the amount of damages that we would be required to pay.

For more information about our legal proceedings, see “Item 8. Financial Information—Legal Proceedings.”

Risks Relating to the Quattor Acquisition and the Sunoco Chemicals Acquisition

We may experience difficulties in integrating the Quattor Companies and Braskem Americas and, therefore, may fail to achieve the anticipated benefits from the Quattor Acquisition and the Sunoco Chemical Acquisition.

On April 1, 2010, we acquired for US$356.0 million all of the outstanding capital stock of Sunoco Chemicals, Inc., or Sunoco Chemicals, which we have renamed Braskem Americas. The assets of Braskem Americas  consist of three polypropylene plants located in La Porte, Texas, Marcus Hook, Pennsylvania and Neal, West Virginia, with an aggregate annual production capacity of 950,000 tons, as well as a petrochemicals research facility in Pittsburgh, Pennsylvania. We refer to this acquisition as the Sunoco Chemicals Acquisition. For a discussion of the Sunoco Chemicals Acquisition, see “Item. 4. Information on the Company—History and Development of Our Company—the Sunoco Chemicals Acquisition.”

On January 22, 2010, we entered into an investment agreement, which we refer to as the Quattor Investment Agreement, with Odebrecht, OSP, Petrobras, Petroquisa and Unipar – União de Indústrias Petroquímicas S.A., or Unipar. The Quattor Investment Agreement provides for, among others, the following transactions:

•         In April 2010, we conducted a capital increase through a private subscription by our shareholders as a result of which we received net cash proceeds of R$3,742.6 million in exchange for the issuance of 243,206,530 of our common shares and 16,697,781 of our class A preferred shares.

•         In April 2010, we purchased 60% of the outstanding share capital of Quattor from Unipar for an aggregate amount of R$659.4 million and the assumption of a put option granted by Unipar to BNDES Participações S.A.—BNDESPAR, or BNDESPAR, with respect to the shares of Rio Polímeros S.A., or RioPol, held by BNDESPAR. Quattor is a holding company that owns, directly and indirectly, 75.0% of the outstanding share capital of RioPol, 99.3% of the outstanding share capital of Quattor Petroquímica S.A., or Quattor Petroquímica, 100% of the outstanding share capital of Quattor Química S.A., or Quattor Química, and 33.3% of the outstanding share capital of Polibutenos S.A. Indústrias Químicas, or Polibutenos.

•         In May 2010, we purchased from Unipar all of the outstanding share capital of Unipar Comercial e Distribuidora S.A., or Unipar Comercial, for an aggregate amount of R$27.1 million, and 33.3% of the outstanding share capital of Polibutenos for an aggregate amount of R$22.4 million.

•         We agreed with Petroquisa to engage in a merger of shares (incorporações de ações) transaction in which we will issue an aggregate of approximately 18 million of our common shares to Petroquisa, and Quattor will become our wholly-owned subsidiary. We expect to complete this transaction in the second quarter of 2010.

We refer to the acquisition of control of Quattor and Polibutenos and the acquisition of Unipar Comercial as the Quattor Acquisition and to RioPol, Quattor Petroquímica, Quattor Química, Polibutenos and Unipar Comercial as the Quattor Companies. For a discussion of the Quattor Acquisition, see “Item. 4. Information on the Company—History and Development of Our Company—the Quattor Acquisition.”

Integration of the Quattor Companies and Braskem Americas with our operations will be a complex and time-consuming process. Risks and challenges that may impair our ability to achieve the benefits of the Quattor Acquisition and the Sunoco Chemicals Acquisition include:

  We expect that integrating the operations of the Quattor Companies and Braskem Americas into ours may require significant management time and resources and may divert management’s attention from our day-to-day business.
  The Quattor Acquisition was made on the basis of publicly available information about Quattor and its subsidiaries. We were allowed to conduct only limited due diligence of non-public information about these companies and may discover additional liabilities on an ongoing basis.
  Although we conducted a comprehensive due diligence review with respect to our acquisition of Braskem Americas, we can offer no assurances that all material matters were disclosed to us during this due diligence process. Since our acquisition of Braskem Americas on April 1, 2010, we have conducted only limited due diligence of Braskem Americas, given the short period of time between this acquisition and the date of this annual report.
  We may incur unexpected liabilities or contingencies related to taxes, labor, environmental regulation or other matters as a result of our acquisition of the Quattor Companies and Braskem Americas, and rights of acceleration or termination under agreements to which the Quattor Companies or Braskem Americas are bound and that may be triggered as a result of our acquisition of the Quattor Companies and Braskem Americas could result in unanticipated expenses or adversely affect the results of operations and financial condition of the Quattor Companies or Braskem Americas and, consequently, our company.
  We may have difficulty retaining and integrating key employees of the Quattor Companies or Braskem Americas. The operations of the Quattor Companies or Braskem Americas could be adversely affected if we cannot retain their key employees to assist in the integration of these companies into our company and in their ongoing operations.
  We may encounter difficulties or delays in implementing common information systems, operating procedures, sales and credit policies and financial controls.

If we are unable to successfully respond to these risks and challenges, we may experience higher than expected operating costs or fail to achieve the anticipated benefits of the Quattor Acquisition and the Sunoco Chemicals Acquisition.

We will assume a substantial amount of indebtedness in connection with the Quattor Acquisition, which could limit our operating flexibility.

At December 31, 2009, we had R$9,760.1 million of outstanding indebtedness, excluding related party debt, and cash and cash equivalents and other short-term investments of R$3,130.4 million. In connection with the Quattor Acquisition, we conducted a capital increase through a private subscription by our shareholders as a result of which we received net cash proceeds of R$3,742.6 million in exchange for the issuance of 243,206,530 of our common shares and 16,697,781 of our class A preferred shares.

The total purchase price to our company of the Quattor shares, Polibutenos shares and Unipar Comercial shares that we acquired from Unipar was R$708.9 million. As a result of our acquisition of control of the Quattor Companies, we have consolidated the indebtedness of the Quattor Companies into our financial statements as from April 1, 2010. At December 31, 2009, (1) the total outstanding debt of Quattor was R$7,370.9 million, (2) the total outstanding debt of Polibutenos was R$41.3 million, of which R$13.6 million was reflected in the balance sheet of Quattor due to the proportional consolidation of the results of Polibutenos in the financial statements of Quattor, and (3) the total outstanding debt of Unipar Comercial was R$29.8 million. Following the Quattor Acquisition and through May 26, 2010, we have prepaid R$2,208.9 million aggregate principal amount of Quattor’s outstanding real-denominated indebtedness and US$271.7 million of Quattor’s outstanding U.S. dollar-denominated indebtedness.

The substantial increase in our outstanding debt could limit our operating flexibility, including in the following respects:

  A substantial portion of our cash flow from operations must be dedicated to the payment of principal and interest on our indebtedness, reducing the funds available to us for other purposes.
  Our higher levels of indebtedness may impair our ability to adjust to changing market conditions or withstand competitive pressures.

Brazilian antitrust authorities could impose costly or restrictive conditions on the approval of the Quattor Acquisition or the Sunoco Chemicals Acquisition.

The Quattor Acquisition and the Sunoco Chemicals Acquisition are subject to the final approval of the Brazilian antitrust authorities. However, Brazilian law permits us to consummate these transactions prior to receiving this final approval, unless the Administrative Council for Economic Defense (Conselho Administrativo de Defesa Econômica), or CADE, issues a writ of prevention blocking the transaction or requires the parties to enter into an agreement permitting the effects of the transaction to be reversed which, by its terms, delays the consummation of the transaction. We, together with Petrobras, submitted the terms and conditions of the Quattor Acquisition for review by the Brazilian antitrust authorities on February 5, 2010. We submitted the terms and conditions of the Sunoco Chemicals Acquisition for review by the Brazilian antitrust authorities on February 24, 2010. The antitrust authorities will determine whether these transactions negatively impact competitive conditions in the markets in which we compete or adversely affect consumers in these markets.

Any action by the Brazilian antitrust authorities to fail to approve the Quattor Acquisition or the Sunoco Chemicals Acquisition or to impose conditions or performance commitments on our company as part of the approval process for the Quattor Acquisition or the Sunoco Chemicals Acquisition could materially and adversely affect our business, negatively affect our financial performance and prevent us from achieving the anticipated benefits of the Quattor Acquisition and the Sunoco Chemicals Acquisition. We cannot predict when CADE will take final action with respect to the Quattor Acquisition or the Sunoco Chemicals Acquisition.

The businesses of the Quattor Companies and Braskem Americas are subject to risks relating to the petrochemical business in which we currently operate.

The acquisitions of the Quattor Companies and Braskem Americas will subject us to risks and challenges relating to their businesses, many of which are similar to risks and challenges we already face as part of our operations, including the following:

  The operations of the Quattor Companies are conducted in Brazil and the Quattor Companies are exposed to traditional risks associated with operations in Brazil, such as fluctuations in interest rates, inflation and exchange rates, and changes in tax laws.
  The Quattor Companies and Braskem Americas face risks relating to the cyclicality of the petrochemical markets, fluctuations in commodity prices, competition from other producers of the petrochemical products produced by these companies, the application of federal, state and local environmental laws and regulations, and hazards associated with the manufacture of petrochemicals and the storage and transportation of feedstocks and petrochemical products.
  The Quattor Companies purchase all of their supplies of naphtha, ethane and propane, and a substantial portion of their supplies of propylene, from Petrobras. The Quattor Companies’ production volume and net sales revenue would likely decrease and our overall financial performance would likely be negatively affected in the event of (1) significant damage to Petrobras’ refineries or logistics facilities, or (2) the termination by Petrobras of its supply contracts with the Quattor Companies.

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

Our results of operations and financial condition may be adversely affected by factors such as:

•         fluctuations in exchange rates;

•         exchange control policies;

•         interest rates;

•         inflation;

•         tax policies;

•         expansion or contraction of the Brazilian economy, as measured by rates of growth in GDP;

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

The Brazilian currency has been devalued often during the last four decades. Throughout this period, the Brazilian government has implemented various economic plans and various exchange rate policies, including sudden devaluations, periodic mini-devaluations (during which the frequency of adjustments has ranged from daily to monthly), exchange controls, dual exchange rate markets and a floating exchange rate system. From time to time, there have been significant fluctuations in the exchange rate between the Brazilian currency and the U.S. dollar and other currencies. For example, the real appreciated in value against the U.S. dollar by 11.8% in 2005, 8.7% in 2006 and 17.2% in 2007. In 2008, primarily as a result of the international financial crisis, the real depreciated by 31.9% against the U.S. dollar and prompted foreign investors to remove billions of reais from the Securities, Commodities and Futures Exchange (BM&FBOVESPA S.A. - Bolsa de Valores, Mercadorias e Futuros), or the BM&FBOVESPA. In 2009, the real partially reversed these losses and appreciated by 25.5% against the U.S. dollar. The real depreciated against the U.S. dollar by 2.3% during the three months ended March 31, 2010.

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

We had total foreign currency-denominated debt obligations in an aggregate principal amount of R$6,338.6 million (US$3,640.4 million) at December 31, 2009, representing 64.7% of our consolidated indebtedness, excluding related party debt. Our indebtedness denominated in dollars represented 63.9% of our consolidated indebtedness and our indebtedness denominated in Japanese yen represented 1.0% of our consolidated indebtedness. At December 31, 2009, we had US$753.1 million in U.S. dollar-denominated cash equivalents and other investments.

As a result of the Quattor Acquisition, we have consolidated the indebtedness of the Quattor Companies into our financial statements as from April 1, 2010. At December 31, 2009, Quattor had total foreign currency-denominated debt obligations in an aggregate principal amount of R$1,949.6 million (US$1,119.7 million). As of the closing date of the Quattor Acquisition, after giving pro forma effect to the prepayment of indebtedness of Quattor as described under “Unaudited Pro Forma Combined Financial Information,” Quattor had total foreign currency-denominated debt obligations in an aggregate principal amount of R$1,150.9 million (US$661.0 million).

A significant depreciation of the real in relation to the U.S. dollar or other currencies could increase our financial expenses as a result of foreign exchange losses that we must record and could reduce our ability to meet debt service requirements of our foreign currency-denominated obligations, particularly as our net sales revenue is primarily denominated in reais. For example, the 31.9% depreciation of the real against the U.S. dollar in 2008 was the primary factor in the substantial increase in our net financial expenses in 2008, which was, in turn, a significant factor in our net loss for 2008.

The prices of naphtha, our most important raw material, and of some of our other raw materials, are denominated in or linked to the U.S. dollar. In 2009, naphtha and condensate accounted for 66.6% of our direct and indirect consolidated cost of sales and services rendered. When the real depreciates against the U.S. dollar, the cost in reais of our U.S. dollar-linked raw materials increases, and our operating income in reais decreases to the extent that we are unable to pass on these cost increases to our customers.

The Brazilian government’s actions to combat inflation may contribute significantly to economic uncertainty in Brazil and reduce demand for our products.

Historically, Brazil has experienced high rates of inflation. Inflation, as well as government efforts to combat inflation, had significant negative effects on the Brazilian economy, particularly prior to 1995. The inflation rate, as measured by the General Price Index—Internal Availability (Índice Geral de Preços—Disponibilidade Interna), or the IGP-DI, reached 2,708% in 1993. Although inflation rates have been substantially lower since 1994 than in previous periods, inflationary pressures persist. Inflation rates, as measured by the IGP-DI, were 1.2% in 2005, 3.8% in 2006, 7.9% in 2007 and 9.1% in 2008, although Brazil experienced a deflation rate of 1.4% in 2009. The Brazilian government’s measures to control inflation have often included maintaining a tight monetary policy with high interest rates, thereby restricting availability of credit and reducing economic growth. Inflation, actions to combat inflation and public speculation about possible additional actions also contributed materially to economic uncertainty in Brazil and to heightened volatility in the Brazilian securities markets.

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

Our financial expenses are affected by changes in the interest rates that apply to our floating rate debt. At December 31, 2009, we had, among other debt obligations, R$1,458.7 million of loans and financing and debentures that were subject to the Long-Term Interest Rate (Taxa de Juros de Longo Prazo), or TJLP, R$1,504.3 million of loans and financing and debentures that were subject to the Interbank Deposit Certificate (Certificado de Depósito Interbancário), or CDI, rate, and R$1,600.4 million of loans and financing that were subject to the London Interbank Offered Rate, or LIBOR.

As a result of the Quattor Acquisition, we will consolidate the indebtedness of Quattor into our financial statements as from April 1, 2010. At December 31, 2009, Quattor had, among other debt obligations, R$4,098.5 million of loans and financing and debentures that were subject to the CDI rate, R$1,550.5 million of loans and financing and debentures that were subject to the TJLP rate, and R$554.3 million of loans and financing that were subject to LIBOR.

The TJLP includes an inflation factor and is determined quarterly by the Central Bank. In particular, the TJLP and the CDI rate have fluctuated significantly in the past in response to the expansion or contraction of the Brazilian economy, inflation, Brazilian government policies and other factors. For example, in 2008 the CDI rate increased from 11.1% per annum at December 31, 2007 to 13.6% per annum at December 31, 2008. See “Item 11. Quantitative and Qualitative Disclosures about Market Risk.” A significant increase in any of these interest rates could adversely affect our financial expenses and negatively affect our overall financial performance.

Changes in Brazilian GAAP in effect as from January 1, 2010 relating to the process of convergence to International Financial Reporting Standards may adversely impact our results of operations.

We prepare our financial statements in accordance with Brazilian GAAP, which differs in certain significant respects from U.S. GAAP and IFRS. We have reconciled the audited financial statements included in this annual report to U.S. GAAP in accordance with the requirements of Item 18 of Form 20-F as adopted by the SEC. See note 35 to our audited financial statements included in this annual report. However, the financial information presented in this annual report may differ significantly from financial statements prepared in accordance with U.S. GAAP, IFRS or the accounting standards of other countries. Other than as part of the reconciliation contained in note 35 to our audited financial statements, we have made no attempt to identify or quantify the impact of those differences.

The enactment of Law No. 11,638/07 and Law No. 11,941/09, which amended the Brazilian Corporation Law and changed certain accounting policies under Brazilian GAAP, created conditions for the alignment of Brazilian GAAP and IFRS. For more information about the principal changes introduced by Law No. 11,638/07 and Law No. 11,941/09 as they relate to our financial statements, see note 33 to our audited consolidated financial statements, included elsewhere in this annual report.

Under regulations adopted by the CVM, we will be required to present consolidated financial statements prepared in accordance with IFRS as of and for the year ending December 31, 2010 with comparative figures for 2009. Changes introduced to Brazilian GAAP as from January 1, 2010 are expected to be significant.

The changes in Brazilian GAAP could have a significant effect on our reported results of operations, including effects on our net income and the measures that our creditors use to monitor our performance under our debt instruments. Any reduction in our net income, as measured under the revisions introduced to Brazilian GAAP under these laws and regulations would have an adverse effect on our net income, and potentially, our ability to distribute dividends on our preferred and common shares. In addition, an adverse effect under the ratios contained in the covenants in our debt instruments, as a result of the change in the way that our operating results are measured under the revisions introduced to Brazilian GAAP, could adversely affect our ability to comply with these covenants, to obtain financing to fund our growth plans or to refinance our indebtedness on terms satisfactory to us.

Brazilian government exchange control policies could increase the cost of servicing our foreign currency-denominated debt, adversely affect our ability to make payments under our foreign currency-denominated debt obligations and impair our liquidity.

The purchase and sale of foreign currency in Brazil is subject to governmental control. In 1990, the Central Bank centralized certain payments of principal on external obligations. Many factors could cause the Brazilian government to institute more restrictive exchange control policies, including the extent of Brazil’s foreign currency reserves, the availability of sufficient foreign exchange on the date a payment is due, the size of Brazil’s debt service burden relative to the economy as a whole, Brazil’s policy towards the International Monetary Fund and political constraints to which Brazil may be subject. A more restrictive policy could increase the cost of servicing, and thereby reduce our ability to pay, our foreign currency-denominated debt obligations and other liabilities. Our foreign-currency debt denominated in dollars and Japanese yen represented an aggregate of 64.9% of our indebtedness on a consolidated basis at December 31, 2009. As a result of the Quattor Acquisition, we will consolidate the indebtedness of the Quattor Companies into our financial statements as from April 1, 2010. At December 31, 2009, Quattor had total foreign currency-denominated debt obligations in an aggregate principal amount of R$1,949.6 million. If we fail to make payments under any of these obligations, we will be in default under those obligations, which could reduce our liquidity as well as the market price of our class A preferred shares and the ADSs.

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

Sales of a substantial number of our class A preferred shares could negatively affect the market prices of our class A preferred shares and the ADSs. If, in the future, substantial sales of shares are made by OSP, Petroquisa or other existing or future holders of class A preferred shares, the market price of our class A preferred shares and, by extension, the ADSs may decrease significantly. As a result, holders of the ADSs may not be able to sell the ADSs at or above the price they paid for them.

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

Historically, any capital gain realized on a sale or other disposition of ADSs between non-Brazilian holders outside Brazil was not subject to Brazilian income tax. However, Brazilian law provides that, commencing on February 1, 2004, “the acquiror, individual or legal entity resident or domiciled in Brazil, or the acquiror’s attorney-in-fact, when such acquirer is resident or domiciled abroad, shall be responsible for the retention and payment of the income tax applicable to capital gains earned by the individual or legal entity resident or domiciled abroad who disposes of property located in Brazil.” The Brazilian tax authorities have recently issued a normative instruction confirming that they intend to assess income tax on capital gains earned by non-Brazilian residents whose assets are located in Brazil. In our view, ADSs representing class A preferred shares, which are issued by the depositary outside Brazil, will not be deemed to be “property located in Brazil” for purposes of this law. However, we cannot assure holders of our ADSs as to whether Brazilian tax authorities will attempt to tax any capital gains arising from the sale or other disposition of ADSs, even when the transaction is consummated outside Brazil between non-Brazilian residents.

The relative volatility and liquidity of the Brazilian securities markets may decrease the liquidity and market price of our class A preferred shares and the ADSs.

The Brazilian securities markets are substantially smaller, less liquid and more volatile than major securities markets in the United States. The BM&FBOVESPA, which is the principal Brazilian stock exchange, had a market capitalization of R$2,335 billion (US$1,341 billion) at December 31, 2009 and an average daily trading volume of R$5.7 billion (US$3.2 billion) for 2009. In comparison, aggregate market capitalization of the companies (including U.S. and non-U.S. companies) listed on The New York Stock Exchange, or the NYSE, was US$18.9 trillion at December 31, 2009 and the NYSE recorded an average daily trading volume of US$46 billion for 2009. There is also significantly greater concentration in the Brazilian securities markets. The ten largest companies in terms of market capitalization represented approximately 52.0% of the aggregate market capitalization of the BM&FBOVESPA at December 31, 2009. The ten most widely traded stocks in terms of trading volume accounted for approximately 50.4% of all shares traded on the BM&FBOVESPA in 2009. These market characteristics may substantially limit the ability of holders of the ADSs to sell class A preferred shares underlying ADSs at a price and at a time when they wish to do so and, as a result, could negatively impact the market price of the ADSs themselves.

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

ITEM 4. INFORMATION ON THE COMPANY

We are the largest producer of petrochemical resins in the Americas and the eighth largest producer of petrochemical resins in the world, based on annual production capacity at December 31, 2009, and we are the only producer of ethylene, polyethylene and polypropylene in Brazil. We produce a diversified portfolio of petrochemical products in our 29 plants in Brazil and the United States, and have a strategic focus on polyethylene, polypropylene and PVC. We are also the third largest Brazilian-owned private sector industrial company, based on net sales revenue in 2008. We recorded net sales revenue of R$15,248.3 million and net income of R$767.8 million during the year ended December 31, 2009.

Our business operations are organized into three production business units and one distribution business unit, which correspond to our principal production processes, products and services. Our business units are as follows:

•         Basic Petrochemicals, which accounted for R$11,144.2 million, or 54.5%, of the net sales revenue of all segments, including net sales to our other business units, and had an operating margin of 9.6% in 2009;

•         Polyolefins, which accounted for R$7,216.9 million, or 35.3%, of the net sales revenue of all segments and had an operating margin of 2.3% in 2009;

•         Vinyls, which accounted for R$1,536.4 million, or 7.5%, of the net sales revenue of all segments and had a negative operating margin of 7.0% in 2009; and

•         Chemical Distribution, which accounted for R$548.9 million, or 2.7%, of the net sales revenue of all segments and had an operating margin of 3.6% in 2009.

We believe the integration of the operations of the companies that formed our company has produced, and will continue to produce, significant synergies and cost savings from reductions in taxes, procurement and logistics expenses, production expenses, general and administrative expenses and other operating expenses.

Our registered office is at Rua Eteno, 1561, Camaçari, Bahia, CEP 42810-000, Brazil, and our telephone number at this address is 55-71-3413-2102. Our principal executive office is at Avenida das Nações Unidas, 8501, São Paulo, SP, CEP 05425-070, Brazil, and our telephone number at this address is 55-11-3576-9000.

Strategy of Our Company

Our vision is to strengthen our position as a world-class petrochemical company with the goal of becoming one of the five largest petrochemical companies in the world in terms of enterprise value.

The key elements of our strategy include:

•         Expansion in Selected International Markets. As part of the continuous evaluation of our business and plans, we regularly consider a range of strategic options and transactions. From time to time, we consider a variety of potential strategic transactions to expand our presence in the global petrochemicals market. We plan to expand the production capacity of our business units during the next several years through the acquisition of petrochemical producers outside Brazil that currently compete with us or produce complementary products, and by constructing new facilities outside Brazil with access to competitive raw material sources independently or in conjunction with third parties. In addition to our acquisition of Braskem Americas:

➢       In April 2010, we formed BraskemIdesa S.A.P.I, or BI, a joint venture with Grupo Idesa, S.A. de C.V., one of Mexico’s leading petrochemical groups, or Idesa, for the development, construction and operation of an olefins complex to be located in the Coatzacoalcos Petrochemical Complex in the Mexican state of Veracruz. This company will use ethane extracted from natural gas as its raw material, with an annual ethylene production capacity of 1.0 million tons, and three polyethylene plants with a combined annual production capacity of 1.0 million tons of HDPE, low density polyethylene, or LDPE, and linear low density polyethylene, or LLDPE;

➢       In November 2008 we formed Polipropileno del Sur, S.A., or Propilsur, a joint venture with Petroquímica de Venezuela, S.A., or Pequiven, for the development, construction and operation of a polypropylene plant;

➢       In November 2008 we formed Polietilenos de America, S.A., or Polimerica, a joint venture with Pequiven, for the development, construction and operation of the Jose Olefins Project, an olefins complex that, if completed as currently contemplated, will include an ethylene cracker that will use ethane extracted from natural gas as its raw material, with an annual production capacity of 1.3 million tons, and three polyethylene plants with a combined annual production capacity of 1.1 million tons of HDPE, LDPE and LLDPE; and

➢       We have entered into a memorandum of understanding with Petróleos Del Perú – Petroperú S.A., or Petroperú, and Petrobras to evaluate the technical and economic feasibility of the construction of a new petrochemical complex in Peru that would use ethane as its feedstock to produce polyethylene.

We believe that additional capacity purchased by our company or developed by our company together with joint venture partners will enable us to maintain and expand our leadership position in Latin America and support our expansion into strategic export markets.

•         Reinforcement of Our Leading Position in Latin America. We are the leading petrochemical company in Latin America, based on annual production capacity at December 31, 2009. Following the completion of the Quattor Acquisition, we are the only producer of ethylene, polyethylene and polypropylene in Brazil. We are seeking to reinforce our leading position in the Latin American petrochemical market, with a focus on polyethylene, polypropylene and PVC. In addition, we continuously seek to improve our production processes in order to achieve lower production costs and greater operational efficiency. We recognize the cyclical nature of the markets for our petrochemical products and believe that, by focusing on relationships with our customers, we can foster customer loyalty even during periods of lower demand. Our growth strategy is centered on increasing customers’ consumption of our products, and enabling them to substitute non-plastic materials with thermoplastics. We also continue to seek to expand our exports to other countries in Latin America and to protect our market share in Brazil.

•         Acquisition of Feedstocks at Competitive Prices. As a result of the integration of our facilities and large production scale, we believe that we are a low-cost producer of second generation petrochemicals. We are seeking to continue to diversify our feedstock purchases to obtain more competitive prices and as part of this effort, began to import lower-cost naphtha in 2002, and during the past several years have imported between 30% and 40% of our feedstock requirements, primarily from North Africa. We are seeking to continue to reduce our operating costs through negotiations of feedstock purchases at competitive prices. For example, in 2009 we renegotiated our naphtha supply agreements with Petrobras, we are acquiring naphtha under a short-term supply arrangement with Petróleos de Venezuela, S.A., or PDVSA, and we are negotiating a long-term naphtha supply agreement with Pemex.

In addition, we are seeking to diversify the raw materials that we use for our production processes. As a result of the Quattor Acquisition, we will acquire RioPol, which uses ethane and propane as its principal feedstocks, and Quattor Química, which has begun using ethane and propane as feedstocks for a portion of its production. BI, our joint venture in Mexico, has entered into a long-term supply contract to purchase ethane from Pemex Gas y Petroquímica Básica, or Pemex Gas, a state-owned Mexican company, under competitive commercial conditions. We expect that Propilsur, Polimerica and our project in Peru will use low cost ethane in their production processes.

•         Diversification of Our Products and Business. We are pursuing business opportunities by developing new and specialized products and technologies, including the following:

➢       We are developing manufacturing process to produce “green” polymers made out of renewable raw materials in an effort to become a leader in the production of environmentally sustainable resins, such as (1) the processes that will be used in our 100% “green” polyethylene plant that is expected to commence operation in the second half of 2010, and (2) a process to produce “green” polypropylene, which we have been able to produce on a small scale in our research facilities and expect to develop on a commercial scale in partnership with Novozymes, a world leader in the production of industrial enzymes;

➢       We are continuing to develop a specialized production process for LLDPE and LDPE that permits us to produce thermoplastics with distinctive characteristics for the flexible packaging industry, including greater resistance to impact and punctures, improved polish and greater transparency; and

➢       We are investing in the manufacturing of performance products that have higher added value that allow us to enter new markets, such as new applications for ultra high molecular weight polyethylene, or UHMWP, and other products, including Utech fibers that we expect to market for applications in the manufacture of armor and the anchoring of offshore oil platforms.

•         Differentiation of Our Business. We recognize the cyclical nature of the markets for our petrochemical products and believe that, by focusing on relationships with our customers, we can foster customer loyalty even during periods of lower demand. Our growth strategy is centered on increasing customers’ consumption of our products, and enabling them to substitute non-plastic materials with thermoplastics. We are seeking to establish close, long-term relationships with our customers and are committed to providing technological support and solutions to our customers through our two research centers, including a research center in Pittsburgh, Pennsylvania which we acquired as part of the Sunoco Chemicals Acquisition, which develop processes, products and applications for the petrochemical sector and which, at December 31, 2009, had approximately 280 employees. We are seeking to continue to serve as partners with our customers in developing new products and applications and, consequently, new business opportunities for them. We offer our customers more flexible delivery options and credit terms unlike importers, which typically offer deliveries only through port facilities financed through letters of credit.

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

Prior to August 1995, Petroquisa owned 36.2% of our total share capital, representing 48.2% of our voting share capital. At that time, Nordeste Química S.A., or Norquisa, owned 17.3% of our total share capital, representing 47.6% of our voting share capital, and the remainder of our share capital was owned by various Brazilian private sector groups, pension funds, banks and our employees.

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

Consolidation of Petrochemical Assets

In 2001, the Odebrecht Group and a group of companies controlled by the Mariani family, or the Mariani Group, acquired control of Norquisa through purchases of shares of Norquisa and the contribution to our company of:

•         66.7% of the voting share capital of Polialden Petroquímica S.A., or Polialden;

•         35.0% of the voting share capital of Politeno Indústria e Comércio S.A., or Politeno; and

•         Proppet S.A., or Proppet, which was merged into our company in 2001.

In 2002, we acquired from the Odebrecht Group and the Mariani Group in exchange for shares representing 47.3% of our voting and total share capital:

•         OPP Química S.A., or OPP Química, which in turn owned 41.6% of the total share capital of Trikem S.A., or Trikem, representing 64.4% of its voting share capital;

•         29.5% of the total share capital and voting share capital of Copesul; and

•         92.3% of the total share capital of Nitrocarbono S.A., or Nitrocarbono, representing 95.5% of its voting share capital.

Upon completing these transactions, we changed our corporate name to Braskem S.A.

Consolidation of Minority Interests

Between 2003 and 2007, we purchased the minority interests of Nitrocarbono, OPP Química, Polialden, Trikem and Politeno, and merged these companies into Braskem through the following transactions:

•         In 2003, (1) we conducted a public exchange offer for the outstanding common shares of Nitrocarbono not owned by our company and, following the completion of this exchange offer, we merged with Nitrocarbono, (2) we merged with OPP Química, (3) we acquired the outstanding common shares of Polialden not owned by our company, and (4) we acquired substantially all of the outstanding common shares of Trikem not owned by our company, and conducted a public exchange offer for the remaining common shares of Trikem not owned by our company.

•         In 2004, (1) we merged with Trikem, and (2) we acquired additional non-voting shares of Polialden, increasing our interest in the total share capital of Polialden from 56.3% to 63.7%.

•         In April 2006, we purchased all of the common and preferred shares of Politeno that were owned by SPQ Investimentos e Participações Ltda., or SPQ, a subsidiary of Suzano Petroquímica S.A., or Suzano, Sumitomo Chemical Company Limited, or Sumitomo, and Itochu Corporation, or Itochu. We refer to this transaction as the Politeno Acquisition. Following the Politeno Acquisition, we owned 100% of the voting share capital and 96.2% of the total share capital of Politeno.

•         In May 2006, Polialden merged with and into Braskem. In connection with this merger, (1) we converted 2,632,043 of our class A preferred shares into 2,632,043 common shares in order to maintain the required minimum ratio of our common shares to preferred shares in accordance with the Brazilian Corporation Law after the completion of our merger with Polialden, and (2) we issued 7,878,825 of our class A preferred shares in exchange for 264,886,083 of Polialden’s preferred shares.

•         In April 2007, Politeno merged with and into Braskem. In connection with this merger, (1) we converted 486,530 of our class A preferred shares into 486,530 common shares in order to maintain the required minimum ratio of our common shares to preferred shares in accordance with the Brazilian Corporation Law after the completion of our merger with Politeno, and (2) we issued 1,533,670 of our class A preferred shares in exchange for 412,901,157 of Politeno’s class A preferred shares and 2,126,856,433 of Politeno’s class B preferred shares.

Ipiranga Transaction

In March 2007, we entered an investment agreement with Ultrapar Participações S.A., or Ultrapar, and Petrobras, which we refer to as the Ipiranga Investment Agreement. We refer to the transactions contemplated by the Ipiranga Investment Agreement and the related transactions described below as, collectively, the Ipiranga Transaction. Under the Ipiranga Investment Agreement, Ultrapar, as a commission agent acting on behalf of Braskem and Petrobras, acquired 100% of the share capital of Ipiranga Química S.A., or Ipiranga Química. As of March 18, 2007, Ipiranga Química owned 86.9% of the voting share capital and 92.4% of the total share capital of Ipiranga Petroquímica. Ipiranga Petroquímica, in turn, owned 29.5% of the share capital of Copesul.

Under the Ipiranga Investment Agreement, we entered into the following transactions, which we refer to as the Ipiranga Transaction:

•         we acquired, directly and indirectly, shares of Copesul representing 62.7% of the total and voting share capital of Copesul;

•         we acquired shares of Ipiranga Química representing 60% of its total share capital and voting share capital, which in turn owns all of the total share capital and voting share capital of Ipiranga Petroquímica; and

•         we acquired shares of Refinaria de Petróleo Ipiranga S.A. (which changed its corporate name to Refinaria de Petroleo Riograndense S.A., or RPR, in October 2008), representing 33.3% of its total share capital and voting share capital.

As a result of the Ipiranga Transaction, we fully consolidated the results of Copesul and its subsidiaries and consolidated the results of Ipiranga Química and its subsidiaries, including Ipiranga Petroquímica, into our financial statements as from April 1, 2007. In addition, we have accounted for our interest in the results of RPR under the equity method in our financial statements as from April 1, 2007.

In February 2008, Ultrapar transferred 60.0% of the share capital of Ipiranga Química to our company and 40.0% of the share capital of Ipiranga Química to Petrobras, as required by the Ipiranga Investment Agreement. In March 2009, Ultrapar transferred 33.3% of the share capital of RPR to our company. As a result of this transfer, we jointly and equally control RPR with Petrobras and Ultrapar.

Under the Ipiranga Investment Agreement, we paid Ultrapar R$651.9 million in April 2007, R$156.7 million in October 2007, R$47.0 million in November 2007 and R$633.5 million in February 2008 for the shares of Ipiranga Química and RPR that we have acquired from Ultrapar in the Ipiranga Transaction.

As part of the Ipiranga Transaction:

•         in June 2007, EDSP67 Participações S.A., or EDSP67, acquired the 7.6% of the total share capital of Ipiranga Petroquímica not owned by Ipiranga Química for a purchase price of R$117.9 million. In August 2007, EDSP67 merged with and into Ipiranga Petroquímica. As a result of these transactions, Ipiranga Petroquímica became a wholly-owned subsidiary of Ipiranga Química; and

•         in October 2007, our subsidiary EDSP58 Participações S.A., or EDSP58, acquired 22.7% of the total and voting share capital of Copesul through a public tender offer, or the Copesul Tender Offer, for the Copesul shares not then owned by our company, Ipiranga Petroquímica, Petroquisa or its affiliate, Petroquímica Triunfo S.A., or Triunfo.  The purchase price for these shares was R$1,294.2 million. At the time of the Copesul Tender Offer, we owned 60% of the total and voting share capital of EDSP58, and Petrobras owned the remaining share capital of EDSP58. In October 2007 and November 2007, EDSP58 purchased additional shares of Copesul at the price per share paid in the Copesul Tender Offer. In November 2007, Copesul redeemed all of its outstanding shares, other than shares held by our company, EDSP58, Ipiranga Petroquímica, Petroquisa and Triunfo at the price per share paid in the Copesul Tender Offer. The aggregate purchase price for the shares purchased and redeemed after the completion of the Copesul Tender Offer was R$124.3 million. In December 2007, EDSP58 merged with and into Copesul. Following this merger, Braskem owned 39.2% of the total and voting share capital of Copesul, Ipiranga Petroquímica owned 39.2% of the total and voting share capital of Copesul and Petroquisa and Triunfo owned 21.6% of the total and voting share capital of Copesul.

Petrobras Transaction

On November 30, 2007, Braskem entered into an investment agreement with Odebrecht, Petrobras, Petroquisa and Norquisa. On May 14, 2008, Braskem, Odebrecht, Norquisa, Petrobras and Petroquisa entered into an amendment to this agreement. We refer to this agreement, as amended, as the Petrobras Investment Agreement and to the transactions under the Petrobras Investment Agreement as the Petrobras Transaction. Under the Petrobras Investment Agreement, the Petrobras Transaction was completed in two phases.

In the first phase of the Petrobras Transaction, on May 30, 2008, Petroquisa contributed the following assets to its wholly-owned subsidiary Grust Holdings S.A., or Grust:

•         36.4% of the voting and outstanding share capital of Copesul;

•         40.0% of the voting and outstanding share capital of Ipiranga Química; and

•         40.0% of the voting and outstanding share capital of Paulínia.

In addition, on May 30, 2008, Braskem, Petroquisa and Grust engaged in an exchange of shares transaction (incorporação de ações) in which an aggregate of 46,903,320 of our common shares and 43,144,662 of our class A preferred shares were issued to Petroquisa in exchange for all of the outstanding share capital of Grust.

As a result of the completion of the first phase of the Petrobras Transaction, Petrobras owned, directly and indirectly, 23.1% of our total share capital, including 30.0% of our voting share capital, and Braskem owned, directly and indirectly:

•         99.2% of the outstanding share capital of Copesul;

•         all of the outstanding share capital of Ipiranga Química, which in turn owns all of the outstanding share capital of Ipiranga Petroquímica; and

•         all of the outstanding share capital of Paulínia.

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

Under the Petrobras Investment Agreement, Petrobras had the option in the second phase of the Petrobras Transaction to contribute up to 100% of the share capital of Triunfo to Braskem in exchange for approximately 13.4 million of our class A preferred shares.

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

Petroflex Transactions

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

In April 2008, we sold all of our share capital in Petroflex to Lanxess Participações Ltda., or Lanxess, for an aggregate price of R$252.1 million. As a result of this transaction, we registered a non-operational gain of R$115.6 million.

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

On September 30, 2008, the share capital of Ipiranga Petroquímica owned by Ipiranga Química was transferred to Braskem, and Ipiranga Petroquímica merged with and into Braskem. In connection with this merger, we issued 1,506,060 of our preferred shares, representing 0.5% of our total share capital, to Triunfo as consideration for the share capital of Ipiranga Petroquímica that it acquired in the merger of Copesul into Ipiranga Petroquímica.

On September 30, 2008, Paulínia merged with and into Braskem.

Change of Corporate Name of Ipiranga Química

On October 2, 2008, Ipiranga Química changed its corporate name to IQ Soluções & Química.

The Sunoco Chemicals Acquisition

On April 1, 2010, we acquired all of the outstanding capital stock of Sunoco Chemicals, which we have renamed Braskem Americas, for US$356.0 million. The assets of Braskem Americas consist of three polypropylene plants located in La Porte, Texas, Marcus Hook, Pennsylvania and Neal, West Virginia, with an aggregate annual production capacity of 950,000 tons, as well as a petrochemicals research facility in Pittsburgh, Pennsylvania. As a result of our acquisition of Braskem Americas, we will consolidate the results of the Braskem Americas into our financial statements as from April 1, 2010.

Strategic Rationale for the Sunoco Chemicals Acquisition

Through the Sunoco Chemicals Acquisition, we are taking an important step in the internationalization of our company and the establishment of our company as a participant in the U.S. petrochemical industry. We believe our acquisition of Braskem Americas will provide access to raw materials at competitive prices, diversification of our sources of raw materials and access to leading consumer markets. In addition, we believe that this acquisition may provide commercial and logistics synergies with our other investments in Mexico and Venezuela when our additional planned capacity in these countries becomes operational. In addition, we anticipate that this acquisition will assist in positioning our company to participate in growth opportunities in the North American market that may arise from further consolidation of the petrochemical industry in North America.

Financing of Purchase Price

On March 29, 2010, we entered into a syndicated unsecured credit agreement in an aggregate principal amount of US$210.0 million to finance the Sunoco Chemicals Acquisition. The loans under this credit agreement bear interest at the rate of LIBOR plus 2.625% per annum, payable quarterly in arrears through April 2015. The principal amount of these loans is payable in five equal semi-annual installments, commencing in April 2013.

CADE Review of the Sunoco Chemicals Acquisition

The Sunoco Chemicals Acquisition is subject to the final approval of the Brazilian antitrust authorities. However, Brazilian law permits us to consummate this transaction prior to receiving this final approval, unless CADE issues a writ of prevention blocking the transaction or requires the parties to enter into an agreement permitting the effects of the transaction to be reversed which, by its terms, delays the consummation of the transaction. We submitted the terms and conditions of the Sunoco Chemicals Acquisition for review by the Brazilian antitrust authorities on February 24, 2010. The antitrust authorities will determine whether this transaction negatively impacts competitive conditions in the markets in which we compete or adversely affect consumers in these markets. There can be no assurances that the Brazilian antitrust authorities will approve the Sunoco Chemicals Acquisition as currently structured or that these authorities will not impose additional conditions on the Sunoco Chemicals Acquisition.

The Quattor Acquisition

On January 22, 2010, we entered into the Quattor Investment Agreement with Odebrecht, OSP, Petrobras, Petroquisa and Unipar under which, among other things:

•         In February 2010, a subsidiary of Petrobras, which owned all of our common shares that were owned by Petrobras and its subsidiaries, was merged into BRK, a subsidiary of Odebrecht to which Odebrecht had contributed all of our common shares that were owned by Odebrecht and its subsidiaries;

•         Odebrecht, OSP, Petrobras, Petroquisa and our company entered into the Petrobras Shareholders’ Agreement, relating to, among other matters, the voting and transfer of our shares;

•         In April 2010, Odebrecht and Petrobras contributed an aggregate of R$3.5 billion to the share capital of BRK, and we conducted a capital increase through a private subscription by our shareholders as a result of which we received net cash proceeds of R$3,742.6 million in exchange for the issuance of 243,206,530 of our common shares and 16,697,781 of our class A preferred shares;

•         In April 2010, we purchased 60% of the outstanding share capital of Quattor from Unipar for an aggregate amount of R$659.4 million and the assumption of a put option granted by Unipar to BNDESPAR with respect to the shares of RioPol held by BNDESPAR. Quattor is a holding company that owns, directly and indirectly, 75.0% of the outstanding share capital of RioPol, 99.3% of the outstanding share capital of Quattor Petroquímica, 100% of the outstanding share capital of Quattor Química, and 33.3% of the outstanding share capital of Polibutenos;

•         In May 2010, we purchased from Unipar all of the outstanding share capital of Unipar Comercial e Distribuidora S.A., or Unipar Comercial, for an aggregate amount of R$27.1 million, and 33.3% of the outstanding share capital of Polibutenos for an aggregate amount of R$22.4 million;

•         We and Petroquisa agreed to engage in a merger of shares transaction in which we will issue an aggregate of approximately 18 million of our common shares to Petroquisa, and Quattor will become our wholly-owned subsidiary. We expect to complete this transaction in the second quarter of 2010; and

•         We will conduct a tender offer to acquire the remaining 0.7% of the share capital of Quattor Petroquímica. We expect to complete this transaction in the third quarter of 2010.

In connection with BNDESPAR’s acquisition of its equity interest in RioPol, Unipar granted to BNDESPAR an option to sell to Unipar 190,784,674 common shares of RioPol and 30 preferred shares of RioPol, representing 15.0% of the total share capital of RioPol.

Agreements Relating to COMPERJ and Suape Complex

In connection with the Quattor Acquisition, on January 22, 2010, we entered into an Association Agreement with Odebrecht, OSP, Petroquisa and Petrobras regarding the continued development of two petrochemical complexes in the States of Rio de Janeiro and Pernambuco, Brazil. The Rio de Janeiro Petrochemical Complex (Complexo Petroquímica do Rio de Janeiro), which we refer to as COMPERJ, an integrated petrochemical complex to be located in Itaboraí in the State of Rio de Janeiro, is currently under development by Petrobras and Petroquisa. Petrobras has announced that COMPERJ is expected to have annual production capacity of:

•         1,300,000 tons of ethylene;

•         800,000 tons of propylene;

•         850,000 tons of polypropylene; and

•         850,000 tons of polyethylene.

As part of our evaluation of a potential investment in COMPERJ, we are reviewing the scale and scope of this project.

Under the Association Agreement, within 60 days after Petrobras and Petroquisa deliver their development plan for COMPERJ to Braskem, Braskem has the option of entering into negotiations with the other parties to the Association Agreement to continue the development of, and assume control of, COMPERJ. If Braskem elects to exercise this option, the parties to the Association Agreement will use their best efforts to enter into such agreements as may be necessary to allow Braskem to assume control of COMPERJ within 120 days after delivery of the development plan. In the event that Braskem does not exercise its option, Braskem will have the right, for so long as Petrobras and Petroquisa collectively own a controlling interest in COMPERJ, to distribute COMPERJ’s products to third parties on terms mutually acceptable to Petrobras, Petroquisa and Braskem.

Petrobras and Petroquisa are also developing an integrated petrochemical complex to be located in Ipojuca in the State of Pernambuco, which we refer to as the Suape Complex. The Suape Complex will be composed of three integrated plants:

•         a purified tereftalic acid, or PTA, plant with an annual production capacity of 700,000 tons;

•         a polyethylene therephthalate, or PET, plant with an annual production capacity of 450,000 tons; and

•         a textile polymers and polyester filaments plant with an annual production capacity if 240,000 tons.

Under the Association Agreement, the parties have agreed that they will use their best efforts to execute all necessary corporate and contractual documentation to allow Braskem to acquire a controlling interest in the companies developing the Suape Complex during the second quarter of 2010. The acquisition price to be paid by Braskem in connection with this acquisition will be determined by investment advisers to Braskem, Petrobras and Petroquisa.

Strategic Rationale for the Quattor Acquisition

Through our participation in the Quattor Acquisition, we are taking a further major step in the consolidation and development of the Brazilian petrochemical industry and therefore our position in the global petrochemical industry. We believe the Quattor Acquisition will provide the following strategic and financial benefits to our company:

  Diversify our principal feedstocks—By acquiring RioPol, which operates using ethane and propane as feedstocks, and Quattor Química, which uses naphtha, ethane and propane supplied by Petrobras, we have diversified the types of feedstocks that we use in our basic petrochemical business. In addition, the Quattor Acquisition will allow Braskem to optimize the naphtha supply logistics from Petrobras and from foreign suppliers, which we believe will permit us to reduce costs significantly in this area;
  Expand our business to achieve greater economies of scale and operational flexibility—By expanding the size and geographic scope of our business, we believe that we will attain economies of scale, including reduced costs related to maintenance services, energy, raw materials and supplies and logistics. In addition, because we will have greater production capacity for a range of resins, we will be able to optimize our production mix and utilize specific plants for longer production runs of specific resins, thus lowering our transition costs; and
  Increased leadership role in Latin America – The Quattor Acquisition will allow us to join technological efforts and innovative actions in order to develop new products and applications, providing value-added services and solutions to our client base. In addition, Braskem will take a leading role in the petrochemical segment, reinforcing actions to protect and strengthen the entire value chain.

Accounting and Financial Impact of the Quattor Acquisition

As a result of our acquisition of control of the Quattor Companies, we have consolidated the results of the Quattor Companies into our financial statements as from April 1, 2010, including the indebtedness of the Quattor Companies. At December 31, 2009, (1) the total outstanding debt of Quattor was R$7,370.9 million, (2) the total outstanding debt of Polibutenos was R$41.3 million, of which R$13.6 million was reflected in the balance sheet of Quattor due to the proportional consolidation of the results of Polibutenos in the financial statements of Quattor, and (3) the total outstanding debt of Unipar Comercial was R$29.8 million.

CADE Review of the Quattor Acquisition

The Quattor Acquisition is subject to the final approval of the Brazilian antitrust authorities. However, Brazilian law permits us to consummate these transactions prior to receiving this final approval, unless CADE issues a writ of prevention blocking a transaction or requires the parties to enter into an agreement permitting the effects of the transaction to be reversed which, by its terms, delays the consummation of the transaction. We, together with Petrobras, submitted the terms and conditions of the Quattor Acquisition for review by the Brazilian antitrust authorities on February 5, 2010. The antitrust authorities will determine whether these transactions negatively impact competitive conditions in the markets in which we compete or adversely affect consumers in these markets. We cannot assure you that the Brazilian antitrust authorities will approve the Quattor Acquisition as currently structured or that these authorities will not impose additional conditions on the Quattor Acquisition.

Refinancing of Quattor Indebtedness

On March 31, 2010, Quattor prepaid its outstanding indebtedness to the International Finance Corporation, or the IFC, in the aggregate principal amount of US$145.0 million.

On April 8, 2010, Quattor entered into a credit agreement with an international financial institution under which Quattor borrowed an aggregate principal amount of R$563.0 million. This loan bears interest, payable in arrears at the CDI rate plus 1.20% per annum. The principal amount of this loan matures within 120 days after disbursement. This loan can be prepaid at any time without penalty.

On April 15, 2010, Quattor prepaid its outstanding indebtedness to the Export-Import Bank of the United States, or the Exim Bank, and under its loan agreements guaranteed by Servizi Assicurativi del Commercio Estero, or SACE. The aggregate principal amount outstanding under these loans was US$281.2 million.

Following the Quattor Acquisition and through May 26, 2010, we prepaid R$2,208.9 million aggregate principal amount of Quattor’s outstanding real-denominated indebtedness and US$271.7 million of Quattor’s outstanding U.S. dollar-denominated indebtedness with the proceeds of our capital increase.

Our Corporate Structure

The following chart presents our ownership structure and the corporate structure of our principal subsidiaries and equity investments as of May 26, 2010. The percentages in bold italics represent the percentage of the voting share capital owned by each entity and the percentages not in bold italics represent the percentage of the total share capital owned by each entity.

_______________________________
(1)   Includes shares held by OSP.

(2)   Includes shares held by Petroquisa.

Petrochemical Industry Overview

Global Petrochemical Industry

The petrochemical industry transforms a variety of feedstocks, primarily naphtha (a by-product of the oil refining process), ethane, propane, butane and condensate (a by-product of the natural gas condensation process), into widely used industrial and consumer goods. The petrochemical industry is generally organized into first, second and third generation producers based on the stage of transformation of various petrochemical raw materials, or feedstocks.

First Generation Producers

First generation producers, which are referred to as “crackers,” break down or “crack” naphtha, ethane, propane, butane or condensate, their principal feedstocks, into basic petrochemicals. Crackers account for approximately 98% of global production of ethylene. The basic petrochemicals produced by these crackers include:

•        olefins, primarily ethylene, propylene and butadiene;

•        aromatics, such as benzene, toluene and xylenes (including para-xylene, ortho-xylene and mixed xylenes), which we refer to as BTX products; and

•         fuels, solvents and other products.

The use of different types of feedstock results in different products in the cracking process. Crackers using naphtha as their feedstock produce a larger quantity of by-products and co-products, such as propylene and BTX products, than crackers using ethane, propane or butane as their feedstocks.

Naphtha is the primary feedstock, accounting for almost 60% of the world’s ethylene production. The petrochemical industries in Asia and Europe predominantly use naphtha as feedstock, while those in the Middle East and North America primarily use ethane, propane or butane. First generation producers in South America predominantly use naphtha as their feedstock.

CMAI reports that annual global ethylene production capacity in 2009 was 133 million tons. The table below sets forth annual global ethylene production capacity by region for 2009.

Region	Ethylene Production Capacity
(thousands of tons per year)

North America	33,474
Northeast Asia	30,147
Western Europe	24,268
Middle East	20,810
Southeast Asia	7,300
South America	5,399
CIS and Baltic States	3,806
Indian Subcontinent	3,170
Central Europe	2,754
Africa	1,810
Total	132,938

Source: CMAI

A number of petrochemical companies have announced plans to build significant additional ethylene production capacity, primarily in the Middle East and Asia. According to CMAI, 25.3 million tons of annual ethylene capacity are scheduled to be commissioned between 2010 and 2014. However, expansions of ethylene capacity are frequently subject to delays and we cannot predict when the planned additional capacity will be commissioned, if at all. For example, of the 11.0 million tons of annual ethylene capacity that was scheduled to be commissioned in 2009, only 5.0 million tons has actually commenced production.

Countering this trend towards increased supply have been the significant capacity closures announced during the fourth quarter of 2008 and during 2009 as a result of the global economic slowdown. As demand for products containing ethylene derivatives has declined, economically marginal ethylene capacity has been closed, primarily in the United States (approximately 1.7 million tons in 2009) and Western Europe (approximately 0.4 million tons in 2009).

Because ethylene must be stored and transported at cryogenic temperatures, the cost of storing and transporting ethylene is substantial and most ethylene is used to produce second-generation petrochemical products at plants located in or nearby the petrochemical complexes in which the ethylene is produced. Other products of the crackers are sold in global commodities markets.

Second Generation Producers

Second generation producers process the basic petrochemicals obtained from the crackers to produce intermediate petrochemicals, including thermoplastic resins. These petrochemicals include:

•         polyethylene, PVC and polystyrene (each produced from ethylene);

•         polypropylene and acrylonitrile (each produced from propylene);

•         caprolactam (produced from benzene); and

•         polyisobutylene (produced from butadiene).

Approximately 60% of all global ethylene production is used to produce polyethylene. Annual global production of polyethylene, polypropylene and PVC resins in 2009 was approximately 182 million tons, concentrated in Asia, followed by Europe and North America. CMAI estimates that by 2014 annual production capacity of these resins will increase by approximately 44 million tons, driven primarily by the growth in polyethylene production, concentrated in the Middle East and Asia, particularly in China.

Polyethylene, polypropylene and PVC resins are commodity products that are sold in global commodities markets. Prices of these resins are influenced by global macroeconomic factors, the cost of raw materials, demand trends in the industries that consume these resins and transportations costs. Industry profitability is measured based on the spread between the cost of feedstock and the price of the resins produced. As Asia is the largest regional producer and consumer of resins as well as the principal trader in the international market, demand in the region directly affects the spot prices in all regions. We use the Asia Resin Price – Naphtha Cost spread as a benchmark to analyze the profitability of the global petrochemical industry.

Set forth below is a graph showing the Asia Resin Price – Naphtha Cost spread of high density polyethylene, or HDPE, from 2002 through 2009.

Source: CMAI

Third Generation Producers

Third generation producers purchase the intermediate petrochemicals from second generation producers and transform them into final products including:

•         plastics (produced from polyethylene, polypropylene and PVC);

•         acrylic fibers (produced from acrylonitrile);

•         nylon (produced from caprolactam);

•         elastomers (produced from butadiene, styrene and acrylonitrile); and

•         disposable containers (produced from polystyrene and polypropylene).

Third generation producers manufacture a variety of consumer and industrial goods, including containers and packaging materials, such as bags, film and bottles, textiles, detergents, paints, automobile parts, toys and consumer electronic goods.

Latin American Petrochemical Industry

CMAI reports that annual ethylene production capacity by producers in Latin America in 2009 was 6.8 million tons. Following the Quattor Acquisition, which we completed in late April 2010, we own and operate all of the ethylene capacity in Brazil. The table below sets forth annual global ethylene production capacity by country for 2009.

Country	Ethylene Production Capacity
(thousands of tons per year)

Brazil	3,752
Mexico	1,382
Argentina	880
Venezuela	600
Colombia	100
Chile	49
Total	6,763

Source: CMAI Braskem

Most of the polyethylene, polypropylene and PVC resins produced using the basic petrochemicals of the crackers located in Latin America is used in the country in which it is produced. The second generation producers in Brazil have historically exported a portion of their production to other countries in Latin America and elsewhere, second generation producers in Argentina have exported a significant portion of their production to Brazil and other countries in the region and second generation producers in Colombia have exported a portion of their production, primarily PVC, to other countries in the region.

Brazilian Petrochemical Industry

The production of first and second generation petrochemicals in Brazil centers around four major complexes. These complexes include:

•         the Northeastern Complex located in Camaçari in the State of Bahia, which commenced operations in 1978 and, at December 31, 2009, uses naphtha as its principal raw material and had an annual ethylene production capacity of 1,280,000 tons;

•         the Southern Complex located in Triunfo in the State of Rio Grande do Sul, which commenced operations in 1982 and, at December 31, 2009, uses naphtha as its principal raw material and had an annual ethylene production capacity of 1,252,000 tons;

•         the petrochemical complex located in Capuava in the city of Santo André, State of São Paulo, or the São Paulo Complex, which commenced operations in 1972 and, at December 31, 2009, uses naphtha as its principal raw material and had an annual ethylene production capacity of 700,000 tons; and

•         the petrochemical complex located in Duque de Caxias in the State of Rio de Janeiro, or the Rio de Janeiro Complex, which commenced operations in 2005 and, at December 31, 2009, uses ethane and propane as its principal raw materials and had an annual ethylene production capacity of 540,000 tons.

Each complex has a single first generation producer, also known as the raw materials center, and these raw materials centers supply basic petrochemicals to second generation production plants of our company and other second generation producers located in these complexes and elsewhere. The basic petrochemicals, which are in gaseous or liquid form, are transported primarily through pipelines to the second generation producers’ plants, which are generally located near the crackers, for further processing.

We have owned and operated the cracker in the Northeastern Complex since it commenced operations. We have owned an interest in the cracker in the Southern Complex since 2002 and acquired the remaining interests in this cracker in 2007. Following the Quattor Acquisition, we will own and operate the crackers in the São Paulo Complex and the Rio de Janeiro Complex.

There are 33 second generation producers operating in Brazil. Following the Quattor Acquisition, we are the only producer of polyethylene and polypropylene located in Brazil, and one of two producers of PVC located in Brazil. Intermediate petrochemicals are produced in solid form as plastic pellets or powders and are transported primarily by truck to third generation producers, which generally are not located near the second generation producers.

Third generation producers manufacture a variety of consumer and industrial goods, including containers and packaging materials, such as bags, film and bottles, textiles, detergents, paints, automobile parts, toys and consumer electronic goods. There are approximately 11,300 third generation producers operating in Brazil.

Petrobras’ Role in the Supply of Feedstocks to the Brazilian Petrochemical Industry

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

In 1997, Law No. 9,478/97 implemented the 1995 constitutional amendment by creating the Brazilian Energy Policy Council (Conselho Nacional de Política Energética) and the National Petroleum Agency (Agência Nacional do Petróleo), or the ANP, which were charged with regulating and monitoring the oil industry and the Brazilian energy sector. Following the creation of the ANP, new rules and regulations were implemented, aimed at gradually ending Petrobras’ monopoly. Our company has imported naphtha from trading companies and oil and gas producers located abroad since 1997. In addition, during 2009, Petrobras supplied 64.7% of the naphtha consumed by our company, and the remaining naphtha consumed by our company was imported. In addition, during 2009, Petrobras supplied all of the naphtha ethane and propane consumed by Quattor.

Pricing and Tariffs

We set prices for ethylene, the principal first generation petrochemical product that we sell to third-party second generation producers, by reference to international market prices. See “—Basic Petrochemicals Unit—Sales and Marketing of Our Basic Petrochemicals Unit.” Prices paid by second generation producers for imported first generation petrochemical products partly reflect transportation and tariff costs. We establish the prices of ethylene by-products, such as butadiene, by reference to several market factors, including the prices paid by second generation producers for imported products. Prices paid for such imports also reflect transportation and tariff costs.

Second generation producers, including our company, generally set prices for their petrochemical products by reference to several market factors, including the prices paid by third generation producers for imported products. Prices paid for such imports also reflect transportation and tariff costs.

The Brazilian government has frequently used import tariffs to implement economic policies. As a result, import tariffs imposed on petrochemical products have varied in the past and may vary significantly in the future. Tariffs on imports of first generation petrochemical products, primarily propylene, have been set at 2.0% since 2004, while tariffs on polyethylene, polypropylene and PVC resins have been set at 14.0% since 2004.

Imports and exports within the free trade area in South America (Mercado Comum do Sul), or Mercosul, which is composed of Argentina, Brazil, Paraguay and Uruguay, have not been subject to tariffs since December 2001. Imports of suspension PVC from the U.S. and Mexico have been subject to tariffs of 16.0% and 18.0%, respectively, since 1992 as a result of the imposition of anti-dumping duties by the Brazilian Foreign Trade Chamber (CAMEX—Câmara de Comércio Exterior), or the CAMEX, of the Ministry of Development, Industry and Trade. These duties will expire on December 14, 2010, unless extended. Since 2008, imports of suspension PVC from the China have been subject to tariffs ranging between 10.5% and 21.6%, and imports of suspension PVC from South Korea have been subject to tariffs ranging between 2.7% and 18.9%, as a result of the imposition of anti-dumping duties by the CAMEX of the Ministry of Development, Industry and Trade. These duties will expire in August 2013, unless extended.

Supply and Demand

Per capita consumption of polyethylene, polypropylene and PVC resins in Brazil has grown by a compound annual growth rate of 3.5% between 1995 and 2009, reaching 20.3 kilograms per person in 2009 according to reports of CMAI. However, Brazilian consumption of these resins is significantly lower than the consumption in the United States (76 kilograms per person), Europe (68 kilograms per person), and Japan (57 kilograms per person) reported by CMAI.

The Brazilian markets in which we compete are cyclical and are sensitive to changes in supply and demand. Demand for our petrochemical products in Brazil is significantly affected by general economic conditions in Brazil and other countries in Mercosul, particularly Argentina. The Brazilian markets are also impacted by the cyclical nature of international markets as prices for petrochemical products in Brazil are determined in part by reference to international market prices for these products and by the prices, including tariff and transportation costs, paid by importers of petrochemical products into Brazil.

Traditionally, the second and third calendar quarters have been the periods of the year with the highest sales for the petrochemical industry in the Brazilian market. The increase during this six-month period is tied in part to the production of consumer goods for sale during the year-end holiday season.

The following table sets forth information relating to the estimated production of Brazilian companies and to exports and imports of the products included therein for the years indicated. The estimates of total domestic consumption assume that all domestic production is immediately sold in the market and that there has been no change in total domestic inventory.

	Estimated Total Brazilian Production	Total Imports	Total Exports	Estimated Total Brazilian Domestic Consumption
	(thousands of tons)

Olefins(1)
2009	4,677.5	0.1	229.7	4,448.0
2008	4,882.1	36.9	58.1	4,860.9
2007	5,414.4	9.2	163.8	5,259.8
Aromatics(3)
2009	1,418.6	1.3	229.1	1,190.8
2008	1,340.9	8.9	543.8	806.0
2007	1,564.8	55.3	558.4	1,061.7
Polyolefins(4)
2009(5)	3,851.2	696.8	1,356.6	3,191.4
2008	3,451.0	619.4	690.6	3,379.8
2007	3,760.3	498.8	1,036.9	3,222.2
PVC
2009(2)	687.1	285.8	52.5	920.3
2008	698.7	365.6	21.7	1,042.6
2007	686.5	176.7	43.2	820.0

___________________________

(1)   Includes ethylene, propylene and butadiene.

(2)   Preliminary data.

(3)   Includes benzene, toluene and xylenes.

(4)   Includes polyethylene, polypropylene, and ethyl vinyl acetate copolymer, or EVA.

(5)   Preliminary data.

Source: ABIQUIM and Braskem estimates.

U.S. Polypropylene Industry

The polypropylene industry in the United States consists of 11 companies with an aggregate annual production capacity of 8.4 million tons of polypropylene. Competition is based on price, product quality, product delivery, reliability of supply, product performance and customer service. In general, demand is a function of economic growth in the United States and elsewhere in the world. Based on published rated industry capacities, Braskem Americas, which we acquired in April 2010, is the fourth largest producer of polypropylene in North America. The rated capacity of Braskem Americas’ polypropylene plants as of December 31, 2009 was approximately 950,000 tons per year, or approximately 11.1% of total industry capacity in the United States.

Basic Petrochemicals Unit

At December 31, 2009, our Basic Petrochemicals Unit’s facilities had one of the largest annual production capacities of all first generation producers in Latin America. Including net sales to our other business units, our Basic Petrochemicals Unit generated net sales revenue of R$11,144.2 million in 2009, or 54.5% of the net sales revenue of all segments in 2009. Net sales revenue generated by sales to our other business units was R$5,065.1 million during 2009, representing 45.5% of the net sales revenue of our Basic Petrochemicals Unit.

Prior to April 2007, our Basic Petrochemicals Unit was comprised of the operations conducted by our company in the Northeastern Complex. As a result of our obtaining effective management control over Copesul in April 2007, we have fully consolidated Copesul’s results in our consolidated financial statements and included Copesul’s results in our Basic Petrochemicals segment as from April 1, 2007. On September 11, 2008, Copesul merged with and into Ipiranga Petroquímica, and on September 30, 2008, Ipiranga Petroquímica merged with and into Braskem.

Our Basic Petrochemicals Unit produces:

•         olefins, such as ethylene, polymer and chemical grade propylene, butadiene, isoprene and butene-1;

•         aromatics, such as benzene, toluene, para-xylene, ortho-xylene and mixed xylene;

•         fuels, such as automotive gasoline and liquefied petroleum gas, or LPG; and

•         other basic petrochemicals, such as ethyl tertiary butyl ether, or ETBE, solvent C9 and pyrolysis C9.

The products of our Basic Petrochemicals Unit are used primarily in the manufacture of intermediate second generation petrochemical products, including those manufactured by our Polyolefins Unit and our Vinyls Unit. Our Basic Petrochemicals Unit also supplies utilities to other plants located in the Northeastern Complex and the Southern Complex and renders services to the operators of those plants.

In 2009, 83.9% of our Basic Petrochemicals Unit’s sales (including intra-company sales) were derived from the sale of basic petrochemicals, 5.4% from the sale of condensate, 5.2% from the sale of fuels, 4.7% from the sale of utilities and services and 0.8% from the sale of caprolactam and related products. In 2009, 52.2% of our Basic Petrochemicals Unit’s net sales revenue from sales of basic petrochemicals was derived from sales made to our Polyolefins and Vinyls Units.

We believe that our Basic Petrochemicals Unit is well positioned to take advantage of increased demand for basic petrochemicals products in Brazil, both by our other business units and by third parties, and to compete in the international market. As a result of the weakness in domestic demand for thermoplastics, as well as price instability as domestic prices of our products were realigned following the decline in global petroleum prices and the significant depreciation of the real against the U.S. dollar in the second half of 2008, we temporarily shut down one of our ethylene crackers in the Northeastern Complex and one of our ethylene crackers in the Southern Complex in December 2008. We resumed production at these facilities in February 2009 and beginning in March 2009 production reached historical capacity utilization rates.  As the margins that we expect to be able to generate on our exported basic petrochemical products are similar to those we have historically generated on our domestic sales of these products, we do not believe that the diversion of our basic petrochemical products to the export markets will have a material adverse effect on our operations or operating income. However, a prolonged slowdown in economic activity in Brazil and elsewhere could continue to reduce demand for some of our basic petrochemical products, which would adversely affect our results of operations.

Products of Our Basic Petrochemicals Unit

Our other business units and third-party petrochemical producers use ethylene and propylene produced by our Basic Petrochemicals Unit to produce second generation products such as polyethylene, polypropylene and PVC. We also sell butadiene and a variety of aromatics, such as benzene, para-xylene, ortho-xylene and mixed xylenes, to third-party petrochemical producers for use as raw materials in the production of a variety of second generation products, including synthetic rubber, elastomers, resins, ethyl benzene (which is used to make styrene monomer/polystyrene), linear alkyl benzene, purified terephthalic acid, dimethyl terephthalate, or DMT, phthalic anhydride, plasticizers and paint.

The following table sets forth the sales volume of basic petrochemicals by our Basic Petrochemicals Unit (including our intra-company sales) for the periods indicated.

	Years Ended December 31,
	2009	2008	2007(1)
	(thousands of tons)

Domestic sales: (2)
Ethylene	2,253.2	2,095.1	2,068.4
Propylene	996.6	996.5	945.1
Butadiene	148.0	212.2	195.6
BTX products(3)	564.0	472.1	488.5
Others	369.8	299.3	350.4
Total domestic sales of basic petrochemicals	4,331.5	4,075.0	4,047.9
Total export sales of basic petrochemicals	1,135.8	946.2	956.1
Total sales of basic petrochemicals	5,467.3	5,021.2	5,004.0

___________________________

(1)   Includes Copesul as from April 1, 2007.

(2)   Includes the following intra-company sales:

•         approximately 1,966,300 tons of ethylene in 2009, 1,708,300 tons in 2008 and 1,644,000 tons in 2007;

•         approximately 630,900 tons of propylene in 2009, 638,400 tons in 2008 and 567,800 tons in 2007;

•         approximately 18,400 tons of para-xylene in 2007; and

•         approximately 25,300 tons of benzene in 2009, 55,800 tons in 2008 and 62,800 tons in 2007.

(3)   Includes benzene, toluene, ortho-xylene, para-xylene and mixed xylenes.

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

Condensate

Condensate is a low-density mixture of hydrocarbon liquids that are present in gaseous from in the raw natural gas produced from many natural fields and recovered through a condensation process. We resell condensate that we purchase from our raw material suppliers to RPR for further refining into naphtha which we then purchase from RPR.

Fuels

Our company has been authorized by the ANP to produce and sell automotive gasoline since August 15, 2000 and LPG since October 2, 2001, both domestically and for export. We have been producing and selling both automotive gasoline and LPG since these dates.

Utilities

We produce electric power, steam, compressed air and purified drinking and demineralized water, some of which are by-products of our production of basic petrochemicals. We use these utilities in our own production processes, including those of our Polyolefins Unit and our Vinyls Unit, and sell these utilities to other companies in the Northeastern Complex and the Southern Complex. Our utilities facilities include units for thermoelectric power generation, water treatment and the production of steam and compressed air.

Production Facilities of Our Basic Petrochemicals Unit

We believe that the technological processes we use at our basic petrochemicals plants are among the most advanced in the world. Our Basic Petrochemicals Unit currently owns and operates:

•         five major basic petrochemicals units in the Northeastern Complex (two olefins units, two aromatics units and a utilities unit); and

•         four major basic petrochemicals units in the Southern Complex (two olefins units, one aromatics unit and a utilities unit).

We define the term “unit” to mean several production lines that are linked together to produce olefins, aromatics or utilities. During 2008, we expanded the annual production capacity of one of our olefins units in the Southern Complex by 52,000 tons of ethylene and 30,000 tons of propylene. At December 31, 2009, our basic petrochemicals plants had total annual production capacity of 2,532,000 tons of ethylene and 1,210,000 tons of propylene.

The table below sets forth the primary products of our Basic Petrochemicals Unit, annual production capacity at December 31, 2009 and annual production for the years presented.

	Annual Production Capacity	Production
		For the Year Ended December 31,
Primary Products		2009	2008	2007(1)
	(in tons, except automotive gasoline)

Olefins:
Ethylene	2,532,000	2,255,963	2,116,926	2,069,753
Propylene	1,210,000	1,133,478	1,032,378	1,027,754
Butadiene	286,000	236,540	230,800	222,918
Isoprene	26,000	18,164	18,904	13,024
Butene-1	96,000	72,199	79,814	57,802

Aromatics:
Benzene	714,000	659,281	628,670	637,917
Toluene (2)	135,000	30,371	110,818	112,359
Para-xylene	203,000	148,383	129,231	141,664
Ortho-xylene	76,000	53,273	57,407	70,207
Mixed xylenes (2)	119,000	67,811	80,046	97,414

Caprolactam and Related Products:(3)
Caprolactam	56,000	13,156	37,095	46,087
Cyclohexane	78,000	12,042	16,641	66,793
Cyclohexanone	49,000	2,664	2,580	44,574
Ammonium sulfate	103,000	25,008	63,311	89,740

Fuels and Fuel Additives:
Automotive gasoline (4)	960,000	405,230	692,521	569,892
Low Sulfur Fuel Oil	191,000	64,078	57,722	135,910
LPG	18,000	4,982	6,485	10,839
Propane	16,000	1,962	1,946	2,797
MTBE (5)	—	47,656	112,807	158,607
ETBE (5)	372,000	236,388	145,619	47,358

___________________________

(1)   Includes Copesul as from April 1, 2007.

(2)   Actual production may exceed production capacity based on the quantity of toluene and mixed xylenes consumed in the production of para-xylene.

(3)   In May 2009, we temporarily closed our caprolactam plant.

(4)   Automotive gasoline in cubic meters.

(5)   In September 2007, we completed the conversion of our methyl tertiary butyl ether, or MTBE, plant in the Southern Complex to the production of ETBE, and in July 2009 we completed the conversion of our MTBE plant in the Northeastern Complex to the production of ETBE.

Raw Materials of Our Basic Petrochemicals Unit

Naphtha

Naphtha is the principal raw material that we use to produce our basic petrochemical products and represents the principal production and operating cost of our Basic Petrochemicals Unit. We also use condensate as a raw material in our basic petrochemical units in the Southern Complex.

The price of naphtha and condensate that we purchase varies primarily based on changes in the U.S. dollar-based international price of crude oil. Naphtha and condensate accounted for 89.5% of the total cost of sales of our Basic Petrochemicals Unit during 2009, and accounted for 66.6% of our direct and indirect consolidated cost of sales and services rendered during 2009.

The following table shows the average Amsterdam-Rotterdam-Antwerp market price of naphtha for the periods indicated.

	Amsterdam-Rotterdam-Antwerp Market Price of Naphtha
	2010	2009	2008	2007
	(in U.S. dollars per ton)
Average(1)	US$715.82	US$533.21	US$791.34	US$675.48

Month ended:
January	715.41	352.37	827.43	509.23
February	679.61	397.74	832.87	550.85
March	731.41	398.36	864.49	603.95
April.	736.83	425.55	909.74	655.37
May	683.29(2)	477.22	986.96	685.22
June		568.67	1,091.85	663.05
July		556.28	1,082.31	683.82
August.		641.28	955.41	645.09
September		596.38	846.83	692.60
October		626.52	528.75	745.87
November		675.38	306.27	828.41
December		682.17	258.16	834.14

___________________________

(1)   The information in the “Average” row represents (i) during 2009, 2008 and 2007, the mean average of average monthly naphtha prices during the year, and (ii) during 2010, the mean average of average monthly naphtha prices from January through April.

(2)   Through May 26, 2010.

Source: Bloomberg L.P.

Supply Contracts and Pricing of the Basic Petrochemicals Unit

The following table shows the distribution of the naphtha purchases by our Basic Petrochemicals Unit for the periods indicated.

	Year Ended December 31,
	2009	2008	2007(1)

Petrobras	64.7%	61.8%	56.6%
SONATRACH	16.6	15.6	24.8
Repsol	9.3	11.2	10.7
Others	9.4	11.4	7.9
Total	100%	100%	100%

___________________________

(1)   Includes Copesul as from April 1, 2007.

Supply Contracts with Petrobras

In July 2009, we and Petrobras entered into a Petrochemical Naphtha Purchase and Sale Contract, which we have operated under since March 2009. This contract replaced the naphtha supply contract between our company and Petrobras for the supply of naphtha to our basic petrochemicals plants located in the Northeastern Complex, which was terminated in June 2008, and superseded the naphtha supply contract between our company and Petrobras for the supply of naphtha to our basic petrochemicals plants located in the Southern Complex. This contract has a term of five years, expiring in March 2014, and is automatically renewable for one five-year period, unless either party notifies the other party in writing at least one year prior to the expiration of the contract that it does not intend to renew the contract.

Under the terms of this contract:

•         Petrobras has agreed to sell and deliver naphtha to our basic petrochemicals plants in the Northeastern Complex and the Southern Complex exclusively for our use as a raw material;

•         we are required to purchase a minimum monthly volume of naphtha;

•         we provide Petrobras with a firm commitment order for naphtha each month, together with an estimate of the volume of naphtha that we will purchase over the following six months;

•         we may request volumes of naphtha that exceed a monthly firm commitment order, which Petrobras may supply at its discretion;

•         since March 2009, the price that we pay for naphtha is based on a variety of factors, including the market prices of naphtha and a variety of petrochemical derivatives, the volatility of the prices of these products in the international markets, the real/U.S. dollar exchange rate, and the level of paraffinicity of the naphtha that is delivered;

•         the contract will be amended in the event that unforeseen extraordinary events occur that cause a disruption in the economic-financial equilibrium of the contract; and

•         Petrobras may terminate the contract, without prior notice, in the event of: (1) our failure to cure any breach of the contract following a 30 day grace period; (2) a force majeure event that continues for more than 90 days; (3) we transfer or offer as a guaranty all or part of our rights and obligations under the contract to a third party without Petrobras’ consent; (4) an alteration of our ownership or corporate purposes that conflicts with the object of the contract; or (5) our dissolution, bankruptcy or liquidation.

Supply Arrangements with SONATRACH

La Société Nationale pour la Recherché, la Production, le Transport, la Transformation et la Commercialisation des Hydrocarbures—SONATRACH (the Algerian national petroleum company), or SONATRACH, is our most important supplier of imported naphtha and condensate. We have imported naphtha supplied by SONATRACH since 2002. On an annual basis, we negotiate the minimum and maximum volumes of naphtha and condensate that we will purchase from SONATRACH and the pricing formula for the naphtha and condensate supplied by SONATRACH. In the event that we were unable to renew our supply arrangements with SONATRACH, we believe that we could purchase sufficient quantities of naphtha from other suppliers, including Petrobras, to meet the supply needs of our basic petrochemicals plants in the Northeastern Complex and the Southern Complex.

Supply Contracts with Repsol

Copesul began importing naphtha from Repsol YPF Trading y Transporte S.A., or Repsol, in 2002. On an annual basis, we negotiate the minimum and maximum volumes of naphtha that we will purchase from Repsol and the pricing formula for the naphtha and condensate supplied by Repsol. In the event that we were unable to renew our supply arrangements with Repsol, we believe that we could purchase sufficient quantities of naphtha from other suppliers, including Petrobras, to meet the supply needs of our basic petrochemicals plant in the Southern Complex.

Other Supply Contracts

As part of our strategy to diversify our sources of supply of naphtha, we have entered into a short-term naphtha supply agreement with PDVSA and are negotiating a naphtha supply agreement with Pemex.

Spot Market Purchases of Naphtha

In addition to our supplies of naphtha under the agreements described above, we purchase naphtha on the spot market from time to time from foreign suppliers located in North Africa and South America.

Utilities

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

Sales and Marketing of Our Basic Petrochemicals Unit

Basic Petrochemicals

We sell our basic petrochemical products principally in Brazil, mainly to second generation petrochemical producers, including our other business units, as well as to customers in the United States, Europe, South America and Asia.

As is common with other first generation petrochemical producers, our Basic Petrochemicals Unit has a high concentration of sales to a limited number of customers. Net sales to our Basic Petrochemicals Unit’s 10 largest customers (excluding intra-company sales) accounted for 53.7% of our Basic Petrochemicals Unit’s total net sales revenue (excluding intra-company sales) during the year ended December 31, 2009.

As part of our commercial strategy, our Basic Petrochemicals Unit focuses on developing longer-term relationships with our customers. We have entered into long-term supply contracts with Oxiteno do Nordeste S.A., or Oxiteno, and Innova S.A., or Innova. These supply contracts have an initial 15-year term and are automatically renewable for additional terms of five years (Innova) or 10 years (Oxiteno), unless one party notifies the other of its intention not to renew. These contracts also provide for minimum and maximum quantities to be purchased and monthly deliveries.

We determine the domestic prices that we charge for ethylene by reference to Western European contract prices. We determine the domestic prices that we charge for propylene based on a formula under which 70% of the price is determined by reference to Northwest Europe prices and the remaining 30% is determined by reference to U.S. Gulf prices. We determine the domestic price of butadiene by reference to the North American contract price for these products, and our price for butadiene, unlike our prices for our other basic petrochemical products, include freight costs. We set the domestic prices of benzene and ortho-xylene by reference to North American spot market prices. We set the domestic prices of solvents by reference to international market prices and we determine the domestic prices for our other olefins and aromatics products with reference to several market indicators.

We export basic petrochemicals mainly to customers in the United States and in Europe. We set export prices for:

•         benzene, toluene and para-xylene with reference to market prices prevailing in the U.S. Gulf market; and

•         propylene, ETBE, ortho-xylene, butene-l and isoprene with reference to market prices prevailing in the European market.

We are focused on maintaining our leading position in the Brazilian market, while continuing to use our exports to hedge our operations and adjust the imbalances between demand and production. Export net sales of our Basic Petrochemicals Unit represented 18.2% of our Basic Petrochemicals Unit’s net sales revenue during 2009.

The following table sets forth export volumes of our Basic Petrochemicals Unit for the years indicated:

	For the Year Ended December 31,
	2009	2008	2007(1)

Basic petrochemical export sales volumes (thousands of tons)	1,135.8	946.2	956.7
As % of total basic petrochemical sales volume of Basic Petrochemicals Unit.	20.8%	18.8%	19.1%

______________

(1)   Includes Copesul as from April 1, 2007.

Caprolactam and Related Products

We sell caprolactam and related products in northeastern Brazil, primarily to third generation petrochemical producers located in the Northeastern Complex, as well as to customers in South America and Asia.

Fuels

We sell automotive gasoline and LPG to Petrobras and fuel distribution companies. Our Basic Petrochemicals Unit has been authorized by the ANP to produce and sell automotive gasoline since August 15, 2000. We sold approximately 551,900 cubic meters of type “A” automotive gasoline in 2009.

We set the domestic prices for fuels by reference to Brazilian market prices and we set export prices for automotive gasoline with reference to market prices prevailing in the U.S. Gulf market. Domestic net sales revenue of our Basic Petrochemicals Unit from automotive gasoline was R$444.9 million in 2009, and export net sales revenue of our Basic Petrochemicals Unit from automotive gasoline was R$61.6 million in 2009.

Utilities

We produce electric power, steam, treated water and compressed air for our own use and for sale to other second generation producers in the Northeastern Complex and the Southern Complex and other companies located outside of these complexes. We the prices of utilities based on our production costs. In 2009, our net sales revenue from sales of utilities (including sales to our other business units) was R$515.4 million.

Competition

Our basic petrochemical customers, which are mostly second generation petrochemical producers with plants located in the Brazilian petrochemical complexes, would have difficulty obtaining their feedstocks from other sources at lower prices due to the high cost of transportation of these products, as well as other logistical difficulties. In addition, because Brazil produces sufficient quantities of olefins to meet domestic demand, imports of these products are generally sporadic and usually related to scheduled plant maintenance shutdowns or to meet unsatisfied domestic demand.

As a result of the weakness in demand for our basic petrochemical products from second-generation producers in Brazil during the second half of 2008, we diverted sales of these products to the export market and continue to export a greater percentage of these products than we have historically exported. Competition in the international markets for these products is primarily based on the price of delivered products and competition has increased since mid-2008 as the balance between supply and demand has been disrupted due to the impact of the global economic downturn on consumers of these products. We expect the disruption of the balance between supply and demand for our olefins products to continue to be disrupted in 2010 as additional ethylene capacity is commissioned. In the international markets for our basic petrochemical products, we compete with a large number of producers, some of which are substantially larger and have substantially greater financial, manufacturing, technological and marketing resources than our company.

Polyolefins Unit

At December 31, 2009, our polyolefins production facilities had the largest annual production capacity of all second generation producers of polyolefins products in Latin America. Our Polyolefins Unit generated net sales revenue of R$7,216.9 million during 2009, or 35.3% of the net sales revenue of all segments in 2009.

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

Products of Our Polyolefins Unit

Our Polyolefins Unit produces:

•         polyethylene, including LDPE, LLDPE, medium density polyethylene, or MDPE, HDPE, UHMWP, and EVA; and

•         polypropylene;

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

Prior to May 2007, our Polyolefins Unit also produced PET resin and DMT. In May 2007, we permanently closed the DMT unit in our PET plant as a result of this plant’s high maintenance and operational costs due to its aging technology. DMT is the primary raw material used by our PET plant. As a result, our PET plant was also temporarily closed in May 2007 in order for us to review the technology used to produce PET. Pending completion of a review of our options to resume PET production, we continued to serve our PET customers with PET purchased from M&G Polimeros Brasil S.A., or M&G, the largest PET producer in Brazil and a subsidiary of M&G Finanziaria Industriale S.p.A. In December 2008, we permanently closed our PET plant. We continued to purchase PET from M&G until the expiration of our purchase agreement with M&G in April 2009 and we continued to serve our PET customers with PET purchased under this agreement until June 2009.

The following table sets forth a breakdown of the sales volume of our Polyolefins Unit by product line and by market for the years indicated.

	Years Ended December 31,
	2009	2008(1)	2007(2)
	(thousands of tons)

Domestic sales:
Polyethylene	1,010.9	963.9	928.1
Polypropylene	698.5	606.2	573.1
PET(3)	18.0	42.9	60.3
Other	46.1	21.4	15.8
Total domestic sales	1,773.5	1,634.5	1,577.3
Total export sales	963.6	538.9	662.3
Total Polyolefins Unit sales	2,737.1	2,173.3	2,239.6

___________________________

(1)   Includes Paulínia as from April 1, 2008.

(2)   Includes Ipiranga Petroquímica as from April 1, 2007.

(3)   In May 2007, we temporarily closed our PET plant. In December 2008, we permanently closed our PET plant.

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

Polypropylene Products

Polypropylene is a versatile polymer with a high strength-to-weight ratio. This thermoplastic resin may be manufactured with a variety of properties that permit its use in different processes, such as injection, extrusion, blow molding and thermoforming. Through these processes, polypropylene may be used as a primary raw material for many applications, including the manufacture of carpet fibers, non-woven fabrics for diapers, injection molded parts for durable packaging and automobiles, medical instruments, flexible packaging for candy, pasta and cookies, and bottles for beverages. The balance between the mechanical properties and the high thermal resistance of polypropylene is a primary reason why this thermoplastic resin has begun to replace engineering materials such as acrylonitrile-butadiene-styrene (known as ABS), polycarbonate and nylon in domestic appliances and machinery. The lack of toxicity and high chemical resistance of polypropylene permits it to be used in applications with strict sanitary specifications, including in the food and pharmaceutical industries.

Production Facilities of Our Polyolefins Unit

At December 31, 2009, our Polyolefins Unit owned 11 production facilities. Our Polyolefins Unit operates five plants located in the Southern Complex and three plants located in the Northeastern Complex. During 2008, we expanded the annual production capacity of our polyethylene plants in the Northeastern Complex by 20,000 tons and expanded the annual production capacity of our polypropylene plant in the Southern Complex by 30,000 tons.

The table below sets forth for each of our primary polyolefins products, our annual production capacity at December 31, 2009 and annual production for the years presented.

Primary Products	Annual Production Capacity	Production For the Year Ended December 31,
		2009	2008(1)	2007(2)
	(in tons)	(in tons)

Polyethylene (3):
LDPE (4)	535,000	466,487	319,212	348,257
HDPE/LLDPE(5)	900,000	784,208	684,295	792,023
HDPE (6)	400,000	363,461	357,257	278,480
HDPE/UHMWP (7)	160,000	120,807	87,322	106,741
Polypropylene (8)	1,040,000	899,968	786,016	671,350

______________

(1)   Includes Paulínia as from April 1, 2008.

(2)   Includes Ipiranga Petroquímica as from April 1, 2007.

(3)   Excludes EVA.

(4)   Represents capacity and production at three plants.

(5)   Represents capacity and production at four plants with swing line capable of producing three types of resins. Capacity varies depending on actual production.

(6)   Represents capacity and production at one plant.

(7)   Represents capacity and production at one plant with swing line capable of producing three types of resins. Capacity varies depending on actual production.

(8)   Represents capacity and production at three plants.

Raw Materials of Our Polyolefins Unit

Ethylene and Propylene

The most significant direct costs associated with our production of polyethylene and polypropylene are the costs of purchasing ethylene and propylene, which together accounted for 86.2% of our Polyolefins Unit’s total variable cost of production during 2009. Raw materials representing 90.2% of this cost were supplied by our Basic Petrochemicals Unit during 2009. Our Polyolefins Unit purchases ethylene and propylene from our Basic Petrochemicals Unit at prices determined by reference to international market prices for ethylene.

In March 2007, we entered into two five-year propylene supply contracts with Refinaria Alberto Pasqualini—REFAP S.A., or REFAP. Under these contracts, we will purchase an initial annual supply of between 92,500 and 100,000 tons of propylene, representing between 92.5% to 100% of REFAP’s current annual propylene production capacity of 100,000 tons. As REFAP expands its propylene production capacity, we will be obligated to purchase at least 70% of REFAP’s propylene production until REFAP’s annual production capacity reaches 162,000 tons. We will have the right to purchase 100% of REFAP’s production in excess of 162,000 tons. If we exercise this right, our minimum purchase obligation under these contracts will be increased correspondingly. Under these contracts:

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

In September 2005, we entered into a 20-year propylene supply contract, effective since May 2008, with Petrobras for our Paulínia plant. This contract is automatically renewable for consecutive two-year terms following the initial term, unless terminated by one of the parties. Under this contract, we purchased an initial monthly supply of 25,000 tons of propylene per month beginning in the second quarter of 2009 and currently purchase 300,000 tons of propylene per year. Under this contract:

•         Petrobras has agreed to sell and deliver propylene to us exclusively for our use as a raw material; and

•         we agreed to purchase, and Petrobras agreed to sell, at prices determined by reference to U.S. Gulf Coast prices for propylene.

Prior to the second quarter of 2009, Paulínia operated using propylene that it purchased from our company and from Refinaria Henrique Lage, or REVAP, a subsidiary of Petrobras. Since June 2009, we have received propylene under this contract from Refinaria do Planalto Paulista—REPLAN, or REPLAN, a subsidiary of Petrobras, and REVAP.

Other Materials

In addition to overhead costs such as labor and maintenance, our other costs associated with the production of polyethylene and polypropylene include our purchase of chemical catalysts, solvents and utilities, such as electric power, water, steam, compressed air and nitrogen.

Our Polyolefins Unit uses butene and hexene as raw materials in the production of HDPE and LLDPE. Butene is supplied by our Basic Petrochemicals Unit, and we import hexene from suppliers located in South Africa.

Our Unipol® plant in the Northeastern Complex uses catalysts supplied to us by Univation Technologies. Our HDPE slurry plant in the Northeastern Complex produces its own catalysts, and we purchase the inputs that we need to produce our own catalysts from various suppliers at market prices. We purchase most of the catalysts that we use in our Polyolefins Unit’s polypropylene plants from Basell Polyolefins Company N.V., or Basell, and we also import some catalysts from suppliers in the United States and Europe. We purchase the catalysts that our Polyolefins Unit uses in its swing line LLDPE/HDPE plants from Basell. We produce our own catalysts for our HDPE plants in the Southern Complex using Hoechst technology, and we purchase the inputs that we need to produce these catalysts from various suppliers at market prices.

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

Sales and Marketing of Our Polyolefins Unit

Our Polyolefins Unit sells polyethylene and polypropylene products to approximately 1,300 customers. We have a diversified product mix that allows us to serve a broad range of end users in several industries. The customers of our Polyolefins Unit generally are third generation petrochemical producers that manufacture a wide variety of plastic-based consumer and industrial goods.

Net sales revenue to the 10 largest customers of our Polyolefins Unit accounted for 21.2% of our Polyolefins Unit’s total net sales revenue during 2009. No customer of our Polyolefins Unit accounted for more than 5.3% of our total net sales revenue in 2009, 2008 or 2007.

Domestic Sales

We are focused on developing longer-term relationships with our customers. Given the cyclical nature of the markets for our polyolefins products, we believe that we can strengthen customer loyalty during periods of reduced demand for polyethylene or polypropylene by providing a reliable source of supply to these customers during periods of high demand. We work closely with our customers to determine their needs, to provide technical assistance and to coordinate the production and delivery of our products. Customers submit annual proposals giving their estimated monthly requirements for the upcoming year for each of our polyolefins products, including technical specifications, delivery terms and proposed payment conditions. We evaluate these proposals on a monthly basis to make any required adjustments and to monitor and attempt to ensure adequate supply for each customer.

In addition to direct sales of polyolefins to our customers, our Polyolefins Unit sells products in Brazil through exclusive independent distributors. Our Polyolefins Unit is served by eight distributors and has entered into agreements with six of these distributors. One of these agreements has an indefinite term. Four of these agreements have terms expiring on various dates in 2010 and two of these agreements have terms expiring in 2015; each of these agreements may be automatically extended for terms of an additional five years, subject to termination on 180 days’ notice by either party. We expect that each of the distribution agreements set to expire in 2010 will be automatically renewed pursuant to its terms.

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

Export Sales

Our volume of polyolefins export sales has generally varied based upon the level of domestic demand for our products. Our Polyolefins Unit has a sales offices in Argentina which we use to consolidate our marketing efforts in Argentina. Our Polyolefins Unit has a sales offices in The Netherlands which we use to support our European customers, improve our knowledge of the European market, optimize our logistics process in this market and develop regional partners. In addition to our offices in Argentina and The Netherlands, our Polyolefins Unit maintains an office in the United States that is focused on further developing the market for engineering plastics under the UTEC™ brand. We also maintain a sales offices in Chile.

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

The following table sets forth export volumes of our Polyolefins Unit for the periods indicated.

	For the Year Ended December 31,
	2009	2008(1)	2007(2)

Export sales volumes (thousands of tons)	963.6	538.9	662.3
As % of total sales volume of Polyolefins Unit	35.2%	24.0%	29.6%

______________

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

Prices and Sales Terms

We determine the domestic prices for polyethylene by reference to North American contract prices and our domestic prices for polypropylene by reference to Southeast Asian spot market prices. Our customers in Brazil may pay in full on delivery or elect credit terms that require payment in full within seven to 56 days following delivery. We charge interest based on prevailing market rates to our Brazilian customers that elect to pay on credit.

Our Polyolefins Unit generally conducts export sales to buyers in countries outside the Southern Cone through the international spot market. Our customer base in these markets consists primarily of trading houses and distributors, most of which have operations in Europe, the United States or in Asia, principally Hong Kong. Pricing is based on international spot market prices. We make all sales in these markets with letters of credit. Export prices for polyethylene and polypropylene sales in the Southern Cone countries by our Polyolefins Unit are primarily based on regional prices and sales are generally made either with letters of credit or through direct bank collections.

Competition

Following the Quattor Acquisition, we are the only producer of polyethylene and polypropylene in Brazil. We compete with polyolefins producers located mainly in Argentina and, to a lesser extent, with other importers of these products. Price competition in the international markets in 2009 as a result of reduced global demand for polyolefins resulted in a 15.4% increase in Brazilian polyethylene imports, which represented 24.9% of Brazilian polyethylene consumption in 2009.

As a result of the Sunoco Chemicals Acquisition, we also compete directly in the United States polypropylene market. Braskem Americas’ business is largely a commodities business and competes with local, regional, national and international companies, some of which have greater financial, research and development, production and other resources than our company. Although competitive factors may vary among product lines, Braskem Americas’ competitive position is primarily based on raw material costs, selling prices, product quality, manufacturing technology, access to new markets, proximity to the market and customer service and support.

We compete for export sales of our polyolefins products in other countries in Latin America and in markets in the United States, Asia and Europe. Our export business is a commodities business and we compete with a variety of resin producers, some of which have greater financial, research and development, production and other resources than our company. Our competitive position in the export markets that we serve is primarily based on raw material costs, selling prices, product quality and customer service and support.

Vinyls Unit

We are the leading producer of PVC in Brazil, based on sales volumes in 2009. At December 31, 2009, our PVC production facilities had the largest annual production capacity in Latin America. Our Vinyls Unit accounted for R$1,536.4 million, or 7.5%, of our net sales revenue of all segments in 2009.

Our Vinyls Unit is the only vertically integrated producer of PVC in Brazil. Our PVC production is integrated through our production of chlorine and other raw materials. Our Vinyls Unit also manufactures caustic soda, which is used by producers of aluminum and paper, ethylene dichloride, or EDC, and chlorine, and which we use to manufacture EDC. In 2009, 68.7% of our Vinyls Unit’s net sales revenue was derived from the sale of PVC products, 25.6% was derived from the sale of caustic soda and 2.6% from the sale of EDC and the remainder from the sale of other products.

In 2009, we had an approximate 49.5% share of the Brazilian PVC market, based on sales volumes of our Vinyls Unit.

Products of Our Vinyls Unit

The following table sets forth a breakdown of the sales volume of our Vinyls Unit by product line and by market for the years indicated.

	Years Ended December 31,
	2009	2008	2007
	(thousands of tons)

Domestic sales:
PVC (1)	457.4	496.3	464.9
Caustic soda	402.2	463.3	450.5
Other (2)	100.3	142.6	105.2
Total domestic sales	959.9	1,102.2	1,020.6
Total export sales	139.0	97.7	148.0
Total Vinyls Unit sales	1,099.0	1,199.9	1,168.7

___________________________

(1)   Includes sales of products of our PVC plant in the State of São Paulo, which was permanently closed in January 2010.

(2)   Includes chlorine, hydrogen, caustic soda flake and sodium hypochlorite.

PVC and EDC

PVC is a versatile polymer, and global production volume of PVC is the second highest among all commercial plastics. We produce suspension and paste PVC in various grades.

Suspension PVC represented 96.3% of our PVC production in 2009. The grades of PVC produced by the suspension production process are the most widely used, including for use in the manufacture of pipes and fittings, laminated products, shoes, sheeting, flooring, cable insulation, electrical conduit, packaging and medical applications. The grades of paste PVC are more specialized products and are used in the manufacture of toys, synthetic leather, flooring materials, bottle caps and seals, automobile corrosion prevention treatments and wallpaper coatings.

In October 2009, we decided to close our emulsion PVC plant in the State of São Paulo as from January 31, 2010. This plant produced specialty resins using vinyl monochloride that was shipped from our vinyls plant in Camaçari. Difficulties in transporting and delivering this raw material to our São Paulo PVC plant made the continued operation of this plant economically unfeasible. This plant will be used as a product distribution center with capacity to store and distribute other PVC specialty resins and other resins. In order to serve our customers with the resins that had been produced by this plant, we entered into an agreement to purchase these resins from Mexichem Colombia S.A.

Our Vinyls Unit also produces EDC, the principal feedstock used in the production of PVC. We used 84.6% of our EDC production in 2009 for further processing into PVC and sold the remainder in the Brazilian and Asian markets.

Caustic Soda

Our Vinyls Unit also produces caustic soda. Caustic soda is a basic commodity chemical that is sold to producers of aluminum, pulp and paper, petrochemicals and other chemicals, soaps and detergents and to waste treatment plants. Caustic soda is also used in the textile industry to make fabrics more absorbent and to improve the strength of dyes, as well as in food processing and electroplating. We used 4.6% of our caustic soda production in 2009 and sold the remainder to third parties.

Production Facilities of Our Vinyls Unit

We own five vinyls production facilities. Two of our facilities are located in the Northeastern Complex, and two others are located in the State of Alagoas. Our fifth facility is located in the City of São Paulo.

The table below sets forth for each of our primary vinyls products, our annual production capacity at December 31, 2009 and annual production for the years presented.

Primary Products	Annual Production Capacity	Production For the Year Ended December 31,
		2009	2008	2007
	(in tons)	(in tons)

PVC (1).	536,000	477,534	513,797	465,461
Caustic Soda (2)	539,000	435,908	496,907	458,557
EDC (3).	520,000	468,123	521,677	478,941

______________

(1)   Represents capacity and production at three plants, including 26,000 tons of annual production capacity at our PVC plant in the State of São Paulo, which was permanently closed in January 2010.

(2)   Represents capacity and production at two plants.

(3)   Represents capacity and production at one plant.

Raw Materials of Our Vinyls Unit

Ethylene

The most significant direct cost associated with the production of PVC and EDC is the cost of ethylene, which accounted for 62.5% of our variable cost of PVC sales in 2009 and 76.7% of our EDC sales in 2009. Our Basic Petrochemical Unit supplies all of the ethylene required by our Vinyls Unit.

Electric Power

Electric power is a significant cost component in our production of chlorine and caustic soda. Electric power accounted for 62.3% of our Vinyls Unit’s cost of caustic soda sales in 2009 and 17.6% of our Vinyls Unit’s total cost of sales in 2009. Our Vinyls Unit obtains its electric power requirements from various generators under long-term power purchase agreements. Our caustic soda plants at Camaçari and Alagoas and our PVC plant at Camaçari purchase their electric power requirements from CHESF under a long-term contract that expires in 2015. Companhia Energética de Alagoas S.A., or CEAL, distributes electric power to our PVC plant in Alagoas. Our São Paulo plant obtains its electric power from Eletropaulo Metropolitana-Eletricidade de São Paulo S.A., or Eletropaulo. The power purchase agreements with CEAL and Eletropaulo are renewable contracts with automatic rolling one-year extensions. These agreements provide us with the option to purchase our total electric power requirements based on an annual estimate. The price terms of these contracts are based upon tariffs regulated by the Brazilian National Electrical Energy Agency (Agência Nacional de Energia Elétrica).

Salt

We used approximately 721,000 tons of salt during 2009 in our production of chlorine and caustic soda. Salt accounted for 4.6% of our Vinyls Unit’s variable costs of caustic soda sales in 2009 and 1.1% of our Vinyls Unit’s total cost of sales in 2009. We have exclusive salt exploration rights at a salt mine located near our Alagoas plant. We estimate that the salt reserves of this mine are sufficient to allow us to produce chlorine at expected rates of production for approximately 35 to 45 years. We enjoy significant cost advantages when compared to certain of our competitors due to the low extraction costs of rock salt (particularly compared to sea salt), and low transportation costs due to the proximity of the salt mine to our production facility.

Other Utilities

All of our Vinyls Unit’s facilities in the Northeastern Complex are supplied with other required basic utilities, including steam, purified and demineralized water, compressed air and nitrogen, by our Basic Petrochemicals Unit. Most basic utilities are supplied to our Alagoas PVC plant by our subsidiary, Companhia Alagoas Industrial—Cinal. Our chlorine and caustic soda plants in Alagoas and our PVC plant in São Paulo supply their own utilities requirements.

Sales and Marketing of Our Vinyls Unit

Net sales to our 10 largest Vinyls Unit customers accounted for 41.5% of our Vinyls Unit’s total net sales revenue during 2009. One customer accounted for 13.0% of our Vinyls Unit’s total sales revenue in 2009, 15.0% in 2008 and 11.8% in 2007. One customer accounted for 62.5% of our total external EDC sales in 2009, 40.5% in 2008 and 22.8% in 2007, and our largest caustic soda customer accounted for 9.8% of total caustic soda sales in 2009, 7.0% in 2008 and 7.7% in 2007.

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

Domestic Sales

In 2009, 69.5% of the Vinyls Unit’s domestic net sales revenue was attributable to sales of PVC, 27.1% was attributable to sales of caustic soda and 3.4% was attributable to sales of other products.

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

Export Sales

Our export sales of PVC and EDC vary from year to year, influenced principally by domestic market demand and product availability.

The following table sets forth export volumes of our Vinyls Unit for the years indicated.

	For the Year Ended December 31,
	2009	2008(1)	2007(2)

Export sales volumes (thousands of tons)	139.0	97.7	148.0
As % of total sales volume of Vinyls Unit	12.7%	8.1%	12.7%

We use a variety of methods to distribute our exports, depending generally on the total size of the export market, including direct sales, independent distributors, negotiations conducted through trading companies and sales on the spot market. Our export sales of PVC are focused primarily on the South American markets.

Prices and Sales Terms

We determine the domestic prices for our PVC resins with reference principally to the prices paid by third generation producers in Brazil for imports of PVC, which generally reflect the Northeast Asian spot market price, plus additional service charges. Our export price for PVC is generally at a premium to the Northeast Asian spot market price and includes transportation costs. Delivery time, quality and technical service also affect the levels of sales of PVC resins. We establish our domestic price for caustic soda based on North American spot market prices and prices charged by our three domestic competitors, taking into account any import duties and freight costs. Approximately 65.8% of our caustic soda sales in 2009 were effected pursuant to agreements that are generally for one- to three-year terms and may include minimum and maximum prices. As with PVC, our export prices for EDC are generally determined according to international market prices but also take import duties and freight costs into account.

Prices that we charge for our PVC, EDC and caustic soda products in the Brazilian market are traditionally higher than the prices that we obtain for our exports of these products. The difference in prices between the Brazilian and export markets results generally from:

•         transportation costs;

•         tariffs, duties and other trade barriers;

•         a pricing premium reflecting the tighter demand/supply relationship in Brazil; and

•         our reliability of supply, coupled with the technical support that we provide.

Our customers in Brazil may pay in full on delivery or elect credit terms that require payment in full within seven to 90 days following delivery. We charge interest based on prevailing market rates to our customers in Brazil that elect longer payment options. Sales terms for exports generally require payment between 90 and 120 days following delivery. We require irrevocable letters of credit for export sales made on the spot market.

Competition

PVC

We and Solvay are the only two producers of PVC in Brazil. Solvay’s total Brazilian installed annual production capacity is 300,000 tons, compared to our annual production capacity of 510,000 tons. Solvay’s production facilities are located in São Paulo and, therefore, are closer than our facilities to the primary PVC market in Brazil. However, we believe that our vertically integrated production capabilities, our modern PVC suspension plants, our strong relationship with our customers and our technical assistance programs enable us to compete effectively with Solvay.

We also compete with importers of PVC. Solvay, which has a plant in Argentina in addition to its plants in Brazil, is also our principal competitor in the PVC market both in Brazil and elsewhere in South America. Imports accounted for approximately 31.1% of Brazilian PVC consumption in 2009. Domestically produced PVC is currently competitively priced with imported PVC after taking into account transportation costs and import duties.

In addition, we compete with other producers of thermoplastics that manufacture the same PVC products or substitutes for products in our PVC product line. Thermoplastics principally consist of polyethylene and polypropylene and are used in certain applications as substitutes for PVC. Wood, glass and metals also are used in some cases as substitutes for PVC.

Caustic Soda

The four largest Brazilian producers of caustic soda accounted for 91.5% of Brazilian production in 2009. Our company and Dow Chemical operate in this market throughout Brazil, while the other domestic producers of caustic soda generally operate on a local or regional basis. Imports accounted for 9.9% of Brazil’s total caustic soda consumption in 2009. We do not believe that imports of caustic soda will increase substantially because of the adequacy of domestic supply. In the caustic soda market, we compete mainly on the basis of price and timeliness of delivery.

Our principal competitors in the caustic soda market elsewhere in South America are Dow Chemical, Solvay, Carbocloro and producers located on the U.S. Gulf Coast.

Chemical Distribution Unit

Our Chemical Distribution Unit is the largest Brazilian distributor of chemical and petrochemical products with a market share of approximately 10%. Our Chemical Distribution Unit generated net sales revenue of R$548.9 million during 2009, or 2.7% of the net sales revenue of all segments in 2009. As a result of our obtaining effective management control over IQ Soluções & Química, or QuantiQ, in April 2007, we have fully consolidated QuantiQ’s results in our consolidated financial statements and reported the results of our Chemical Distribution Unit as a separate segment as from April 1, 2007. In September 2009, we formed Varient Distribuidora de Resinas Ltda., or Varient, to contribute the thermoplastic resin distribution business of QuantiQ to Varient.

Our Chemical Distribution Unit distributes products manufactured by our Polyolefins Unit, as well as products from more than 70 domestic and international companies. Our Chemical Distribution Unit distributes products in a broad range of market segments, including agrochemicals, rubber and general purpose chemicals; cosmetics and pharmaceuticals; household and other industrial segments; plastic transformation; and paints, resins, adhesives and civil construction.

Products Distributed by Our Chemical Distribution Unit

Our Chemical Distribution Unit distributes a large and diverse portfolio of products consisting of more than 1,000 products. We classify the products distributed by our Chemical Distribution Unit as:

•         solvents, including aliphatic solvents, aromatic solvents, synthetic solvents and ecological solvents;

•         polymers; and

•         general purpose chemicals, including process oils, chemical intermediates, blends, specialty chemicals, pharmaceuticals and santoprene.

The following table sets forth a breakdown of the sales volume of our Chemical Distribution Unit by product for the years ended December 31, 2009 and 2008 and for the nine months ended December 31, 2007 (the period of 2007 during which we consolidated the results of QuantiQ).

	Year Ended December 31,		Nine Months Ended December 31,
	2009	2008	2007
	(thousands of tons)

Solvents:
Aliphatic solvents	32.4	28.5	28.9
Aromatic solvents	23.3	27.0	20.2
Synthetic solvents	54.2	19.6	12.9
Ecological solvents	0.4	0.3	0.2
Polymers	47.6	38.4	25.7
General purpose chemicals:
Process oils	25.2	30.6	27.3
Chemical intermediates	8.3	11.2	10.1
Blends	25.9	30.2	15.5
Specialty chemicals	4.8	4.4	2.7
Santoprene	1.9	1.7	1.2
Pharmaceuticals	1.3	1.2	0.9
Services	0.1	0.1	0.1
Total net sales	225.5	193.1	145.6

Distribution Agreements

Our Chemical Distribution Unit has commercial relationships with more than 50 domestic and international companies, under which our Chemical Distribution Unit distributes specified products, including:

•         Conoco-Phillips for the distribution of hydrocarbon solvents;

•         Sasol Solvents for the distribution of synthetic Solvents;

•         Lubrizol for the distribution of additives for lubricants.

•         Wacker Chemie GmbH for the distribution of silicone-derived products;

•         RT Vanderbilt for the distribution of specialty chemicals for the rubber, cosmetics and lubricants industries;

•         Sasol Wax for the distribution of waxes;

•         DCC for the distribution of pigments;

•         Emerald Kalama for the distribution of chemical intermediates and specialty chemicals;

•         Sandoz for the distribution of active pharmaceutical ingredients;

•         JRS Pharma for the distribution of pharmaceutical excipients; and

•         Meggle for the distribution of pharmaceutical excipients.

Our Chemical Distribution Unit also has entered into distribution agreements that provide it with exclusive rights to distribute specified products in Brazil, including distribution agreements with:

•         Petrobras for the distribution of hydrocarbon solvents;

•         Eastman Chemical for the distribution of solvents and chemical intermediates; and

•         RT Vanderbilt for the distribution of specialty chemicals for the rubber, cosmetics and lubricants industries, under which QuantiQ may not distribute products for Vanderbilt’s competitors.

Generally, our Chemical Distribution Unit initiates distribution activities for a producer with a letter of intent with a term of one-year and, following this period, extends these commercial relationships or distribution agreements for an indefinite period. Distribution agreements of our Chemical Distribution Unit generally may be terminated by either party on 30 to 180 days notice.

Our distribution agreements are generally local stock agreements, indent sales agreements or agreements that combine the features of both. Under our local stock agreements, we purchase chemicals for resale to its customers. These agreements do not contain minimum volume or maximum margin requirements. Sales to us under these agreements are at prices negotiated between us and the producer. Our distribution agreement with Petrobras provides that we are eligible to receive a discount on purchases based on the volume of products purchased. Under our indent sales agreements, we act as a sales agent and receive a commission on the total sales revenue (FOB price) generated for the producer by these sales.

Sales and Marketing by Our Chemical Distribution Unit

Our Chemical Distribution Unit distributes products to chemical retailers, third generation petrochemical producers and other manufacturers. We determine the prices for the products distributed by reference to several market factors, including the prices paid by third generation producers for imports of these products and prevailing market prices in Brazil. We serve approximately 5,000 active clients in more than 50 market segments, through 11 business units supported by seven sales offices throughout Brazil. We operate four distribution centers that include warehouses and tank farms. We own our distribution centers in Guarulhos in the State of São Paulo, Canoas in the State of Rio Grande do Sul and Duque de Caxias in the State of Rio de Janeiro, and lease a distribution facility in Simões Filho in the State of Bahia.

Our Chemical Distribution Unit distributes products in a broad range of market segments. No customer represented more than 10% of the net sales revenue of our Chemical Distribution Unit during 2009, 2008 or 2007. The following table sets forth a breakdown of the net sales revenue of our Chemical Distribution Unit by market segment served by its customer for the years ended December 31, 2009 and 2008 and for the nine months ended December 31, 2007 (the period of 2007 during which we consolidated the results of QuantiQ).

	Year Ended December 31,				Nine Months Ended December 31,
	2009		2008		2007
	(millions of reais)	(%)	(millions of reais)	(%)	(millions of reais)	(%)

Plastics	R$149.8	27.3%	R$141.3	23.5%	R$81.3	20.7%
Paints and Coats	77.3	14.1	89.7	14.9	61.6	15.7
Rubber	57.4	10.5	86.8	14.4	47.5	12.1
Pharmaceutical	24.1	4.4	40.0	6.7	34.2	8.7
Agribusiness	51.5	9.4	52.5	8.7	24.3	6.2
Adhesives	22.7	4.1	25.7	4.3	18.1	4.6
Chemicals	27.9	5.1	29.0	4.8	17.7	4.5
Household products	8.1	1.5	11.2	1.9	14.1	3.6
Lubricants	13.5	2.5	18.4	3.0	13.0	3.3
Automobile	12.4	2.3	15.3	2.6	12.2	3.1
Petrochemical	11.2	2.0	11.9	2.0	10.2	2.6
Cosmetics/ Personal Care	17.4	3.2	17.5	2.9	9.4	2.4
Chemical and petrochemical resale	14.6	2.7	12.6	2.0	8.6	2.2
Other	61.0	11.1	49.9	8.2	40.4	10.3
Total net sales	R$548.9	100%	R$601.8	100%	R$392.6	100%

Competition

The chemical distribution industry in Brazil had revenues of US$4.7 billion in 2009, according to preliminary data published by the Brazilian Chemical and Petrochemical Distributors Association. The chemical distribution industry in Brazil is highly fragmented, with a small number of large distributors, such as Bandeirantes Brazmo, M Cassab, Coremal, Arinos, Makeni Química and Brenntag, and a large number of small distributors. The Brazilian Chemical and Petrochemical Distributors Association estimates that 14% of the companies in this industry have annual sales of more than US$150 million while 73% have annual sales of less than US$50 million. The customer base for chemical distributors is primarily composed of customers that consume small volumes of any distributed product.

The Quattor Companies

Quattor

Quattor is a holding company that owns, directly and indirectly:

  100% of the outstanding share capital of Quattor Química, which owns and operates:

➢       the basic petrochemicals unit in the São Paulo Complex, the oldest petrochemical complex in Brazil, which began operations in 1972;

➢       an LDPE plant in the petrochemicals complex located in Santo André in the State of São Paulo, which we refer to as the ABC Complex, with a maximum annual production capacity of 130,000 tons of LDPE;

➢       a swing-line plant in the ABC Complex capable of producing LLDPE and HDPE with a maximum annual production capacity of 230,000 tons of LLDPE and HDPE; and

➢       an LDPE plant in located in Cubatão in the State of São Paulo, with a maximum annual production capacity of 140,000 tons.

  75.0% of the outstanding share capital of RioPol, which owns and operates (1) the basic petrochemicals unit in the Rio de Janeiro Complex, the newest petrochemical complex in Brazil, which began operations in 2006, and (2) a swing-line plant in the Rio de Janeiro Complex capable of producing LLDPE and HDPE with a maximum annual production capacity of 540,000 tons of LLDPE and HDPE;
  99.3% of the outstanding share capital of Quattor Petroquímica, which owns and operates three polypropylene plants located in Camaçari in the State of Bahia, Duque de Caxias in the State of Rio de Janeiro and Mauá in the State of São Paulo with a combined annual production capacity of 875,000 tons; and
  33.3% of the outstanding share capital of Polibutenos, which owns and operates a polyisobutylene plant located in Mauá in the State of São Paulo with an annual production capacity of 35,000 tons.

Quattor generated net sales revenues of R$4,722.3 million during 2009 and had a net loss of R$229.2 million.

Unipar Comercial

Unipar Comercial is a chemical and petrochemical distribution company. At December 31, 2009, Unipar Comercial had a market share of approximately 10% of the Brazilian solvents market and 8% of the Brazilian thermoplastic resins market. Unipar Comercial distributes products in a broad range of market segments, including plastic transformation, paints, resins, adhesives, household and industrial. The products distributed by Unipar Comercial are primarily produced by Quattor. Unipar Comercial generated net sales revenues of R$263 million during 2009 and had net income of R$8.4 million.

Polibutenos

Polibutenos is the sole producer of polyisobutylene in Brazil, which is the main raw material for lubricant additives. Polibutenos’s plant is located in the City of Mauá in the State of São Paulo. Polibutenos’ plant has a maximum annual production capacity of 35,000 tons of varying grades of polyisobutylene. Polibutenos obtains its raw materials and utilities from Quattor. In 2009, Polibutenos generated net revenues of R$53.9 million and had net income of R$12.0 million.

Background and History of Quattor

In August 2007, Petrobras acquired control of Suzano, formed Quattor and contributed its interest in Suzano to Quattor. In November 2007, Petrobras and Unipar agreed to combine certain of their petrochemical assets and to contribute these assets to Quattor.

In June 2008, Petrobras and Unipar contributed their interests in RioPol, PQU – Petroquímica União S.A., or PQU, Polietilenos União S.A. and Unipar’s chemical division to Quattor. Following these transactions, Unipar owned 60% of Quattor’s share capital and Petrobras owned, directly and indirectly, 40% of Quattor’s share capital, and Suzano was renamed Quattor Petroquímica S.A.

In June 2009, PQU and Polietilenos União S.A. merged to form Quattor Química as a subsidiary.

Products of Quattor

Quattor produces a similar variety of basic petrochemicals as those produced by our Basic Petrochemicals Unit. In addition, Quattor is the only Brazilian producer of cumene, which it supplies to Rhodia Polyamide for use in the production of nylon fibers and bisphenol A, a feedstock for the production of polycarbonate resins. Quattor supplies ethylene and propylene to its polyolefins plants and to third-party petrochemical producers. Quattor also sells butadiene, cumene, and a variety of aromatics, including BTX products, to third-party petrochemical producers for use as raw materials in the production of a variety of second generation products.

The following table sets forth a breakdown of the sales volume of Quattor’s basic petrochemical operations (including intra-company sales) for the periods indicated.

	Years Ended December 31,
	2009	2008
	(thousands of tons)

Domestic sales:
Ethylene	319.7	354.5
Propylene	227.2	257.5
Cumene.	239.8	191.3
Butadiene	57.8	50.0
BTX products(2)	299.4	224.6
Others.	67.9	119.6
Total domestic sales of basic petrochemicals.	1,211.8	1,197.5
Total export sales of basic petrochemicals	133.7	122.4
Total sales of basic petrochemicals.	1,345.5	1,319.9

___________________________

(1)   Includes the following intra-company sales:

•         approximately 104,000 tons of ethylene in 2009 and 191,100 tons in 2008;

•         approximately 170,300 tons of propylene in 2009 and 200,300 tons in 2008; and

•         approximately 161,600 tons of benzene in 2009 and 123,600 tons in 2008.

(2)   Includes benzene, toluene, ortho-xylene, para-xylene and mixed xylenes.

The following table sets forth a breakdown of the sales volume of Quattor’s polyolefins operations for the periods indicated.

	Years Ended December 31,
	2009	2008
	(thousands of tons)

Domestic sales:
Polyethylene.	436.6	394.1
Polypropylene	499.3	403.6
Other	21.1	8.9
Total domestic sales of Quattor’s polyolefins operations.	957.4	806.6
Total export sales of Quattor’s polyolefins operations.	335.7	230.0
Total sales of Quattor’s polyolefins operations	1,293.1	1,036.6

Production Facilities of Quattor

Quattor owns and operates:

•         three major basic petrochemicals units in the São Paulo Complex (one olefins unit, one aromatics unit and a utilities unit); and

•         two major basic petrochemicals units in the Rio de Janeiro Complex (one olefins unit and a utilities unit).

We define the term “unit” to mean several production lines that are linked together to produce olefins, aromatics or utilities.

At December 31, 2009, Quattor’s basic petrochemicals plants had total annual production capacity of 1,220,000 tons of ethylene and 380,000 tons of propylene. The table below sets forth the primary basic petrochemical products of Quattor, annual production capacity at December 31, 2009 and annual production for the years presented.

	Annual Production Capacity	Production
		For the Year Ended December 31,
Primary Products		2009	2008	2007
	(in tons, except automotive gasoline)

Olefins:
Ethylene	1,020,000	830,140	786,429	866,358
Propylene	330,000	296,333	259,600	307,264
Butadiene	60,000	58,063	49,974	64,800

Aromatics:
Benzene	240,000	228,404	165,978	200,210
Cumene	320,000	243,940	185,142	218,745
Toluene	20,000	19,034	12,481	22,197
Ortho-xylene	50,000	28,816	17,775	29,496
Mixed xylenes	30,000	27,991	25,668	31,291

Fuels and Fuel Additives:
Automotive gasoline (1)	321,000	310,848	252,286	224,407
LPG	70,000	59,725	47,968	57,921

________________________

(1)   Automotive gasoline in cubic meters per year.

Since commencing operations in 2006, RioPol’s production of basic petrochemicals has been adversely affected by the irregular supply of raw materials. In order to improve the reliability of the supply of raw materials to RioPol, Petrobras has undertaken improvements of its facilities at its processing plant at Cabiúnas in the State of Rio de Janeiro and of its pipelines that transport gas produced in the Campos Basin. These improvements are scheduled to be completed during the second half of 2010. We believe that these improvements will substantially eliminate the irregular supply of raw materials to the RioPol plant and that as a result, this plant will be able to operate at its annual production capacity of 520,000 tons of ethylene.

In 2008, Quattor expanded its basic petrochemicals plant in the São Paulo Complex to increase its annual production capacity of ethylene by 200,000 tons and its annual production capacity of propylene by 30,000 tons. This additional capacity is designed to use ethane and propane as its raw materials. In connection with this expansion, Quattor agreed to fund the construction of (1) a new facility at REVAP, a refinery that is owned and operated by Petrobras, to produce ethane and propane from light refinery hydrocarbons, and (2) pipelines to deliver ethane and propane to the São Paulo Complex. Deliveries of ethane and propane from this new facility commenced in May 2010.

The table below sets forth the polyolefins products of Quattor, annual production capacity at December 31, 2009 and annual production for the years presented.

Primary Products	Annual Production Capacity	Production For the Year Ended December 31,
		2009	2008	2007
	(in tons)	(in tons)

Polyethylene:
LDPE (1)	270,000	242,945	197,401	179,943
HDPE/LLDPE(2)	770,000	386,168	412,672	404,003
Polypropylene (3)	875,000	585,563	478,866	582,168

______________

(1)   Represents capacity and production at two plants.

(2)   Represents capacity and production at two plants with swing line capable of producing two types of resins, including a plant that commenced production in May 2009. Capacity varies depending on actual production.

(3)   Represents capacity and production at three plants.

Raw Materials of Quattor

Naphtha

Naphtha is the principal raw material that Quattor uses to produce its basic petrochemical products in the São Paulo Complex and represents the principal production and operating cost of the basic petrochemical unit in the São Paulo Complex. The price of naphtha and condensate that Quattor purchases varies primarily based on changes in the U.S. dollar-based international price of crude oil.

In May 2006, Quattor and Petrobras entered into a Petrochemical Naphtha Purchase and Sale Contract for the supply of naphtha to Quattor’s basic petrochemicals plants located in São Paulo Complex, which superseded a previous naphtha supply agreement between the parties. The initial term of this contract expires in December 2010 and is automatically renewable for one five-year period, unless either party notifies the other party in writing, at least six months prior to the expiration of the contract, that it does not intend to renew the contract. Under the terms of this contract:

•         Petrobras agrees to sell and deliver naphtha to Quattor’s basic petrochemicals plants in the São Paulo Complex exclusively for use as a raw material;

•         Quattor is required to purchase a minimum annual volume of naphtha;

•         Quattor agrees to provide Petrobras with a firm commitment order for naphtha each month, together with an estimate of the volume of naphtha that it will purchase over the immediately succeeding six months;

•         since March 2009, the price that Quattor pays for naphtha under this contract is based on a variety of factors, including the market prices of naphtha and a variety of petrochemical derivatives, the volatility of the prices of these products in the international markets, the real/U.S. dollar exchange rate, and the level of paraffinicity of the naphtha that is delivered;

•         the contract will be amended in the event that unforeseen extraordinary events occur that cause a disruption in the economic-financial equilibrium of the contract; and

•         Petrobras may terminate the contract, without prior notice, in the event of: (1) Quattor’s failure to cure any breach of the contract following a 30-day grace period; (2) a force majeure event that continues for more than 180 days; (3) Quattor transfers or offers as a guaranty all or part of its rights and obligations under the contract to a third party without Petrobras’ consent; (4) an alteration of Quattor’s ownership or corporate purposes that conflicts with the object of the contract; (5) a change of entity type, merger, sale, spin-off or any other corporate reconstruction of Quattor that may conflict with the execution of contract’s object; or (6) the dissolution, bankruptcy or liquidation of Quattor.

Ethane and Propane

Ethane and propane are the principal raw materials that Quattor uses to produce its basic petrochemical products in the Rio de Janeiro Complex and represents the principal production and operating cost of the basic petrochemical unit in the Rio de Janeiro Complex. The price of ethane and propane that Quattor purchases varies primarily based on changes in the U.S. dollar-based international price of these feedstocks.

In December 2000, Quattor and Petrobras entered into an ethane and propane supply agreement. The initial term of this contract expires in 2021 and this agreement is automatically renewable for one two-year period, unless either party notifies the other party in writing, at least one year prior to the expiration of the contract, that it does not intend to renew this agreement. Under the terms of this agreement:

•         Petrobras agrees to sell and deliver ethane and propane to Quattor’s basic petrochemical plant in the Rio de Janeiro Complex exclusively for use as a raw material;

•         Quattor is required to purchase a minimum annual volume of ethane and/or propane;

•         Quattor agrees to provide Petrobras with a firm commitment order for ethane and propane each month, together with an estimate of the volume of ethane and propane that Quattor will purchase over the immediately succeeding four months;

•         the price for ethane and propane is based on the US Marketscan Mont Belvieu price;

•         the contract will be amended in the event that unforeseen extraordinary events occur that cause a disruption in the economic-financial equilibrium of the contract; and

•         Petrobras may terminate the contract, without prior notice, in the event of: (1) Quattor’s failure to cure any breach of the contract following a 60-day grace period; (2) a force majeure event that continues for more than 365 days; (3) Quattor transfers or offer as a guaranty all or part of its rights and obligations under the contract to a third party without Petrobras’ consent; (4) the dissolution, bankruptcy or liquidation of Quattor; or (5) a change of entity type, merger, sale, spin-off or any other corporate reconstruction of Quattor that conflicts with or impedes the execution of contract’s object.

In January 2005, Quattor and Petrobras entered into an agreement for the purchase and sale of a chain of light refinery hydrocarbons, which are processed by Petrobras and delivered to Quattor in the form of ethane and propane. This agreement provides that Quattor and Petrobras will negotiate the renewal of this agreement prior to its expiration in 2020 and that, in the event that Petrobras does not intend to renew this agreement, it must notify Quattor at least two years prior to the expiration of this agreement and must perform under the terms and conditions of this agreement until 2028. Under the terms of this agreement:

•         Petrobras agrees to sell and deliver light refinery hydrocarbons to Quattor’s basic petrochemical plant in the São Paulo Complex exclusively for use as raw materials;

•         Quattor is required to purchase a minimum daily volume of light refinery hydrocarbons;

•         the price for light refinery hydrocarbons is based on a variety of market indices;

•         the contract will be amended in the event that unforeseen extraordinary events occur that cause a disruption in the economic-financial equilibrium of the contract; and

•         Petrobras may terminate the contract, without prior notice, in the event of: (1) Quattor’s failure to cure any breach of the contract following a 30-day grace period; (2) a force majeure event that prevents the execution of the contract; (3) Quattor transfers or offers as a guarantee all or part of its rights, obligations and credits under the contract to a third party without Petrobras’ consent, unless the third party is a member of Quattor’s economic group; (4) the dissolution or bankruptcy of Quattor; and (5) a change of entity type, merger, sale, spin-off or any other corporate reconstruction of Quattor that conflicts with or impedes the execution of contract’s object.

Ethylene and Propylene

Quattor’s basic petrochemicals plants provide all of the ethylene and approximately two-fifths of the propylene used by Quattor’s polyolefins plants.

Between May 2001 and February 2006, Quattor and Petrobras entered into five propylene supply agreements. Each contract has an initial term of 20 years and the terms of each of these agreements is automatically renewable for a five-year period, unless either party notifies the other party in writing, at least six months prior to the expiration of the contract, that it does not intend to renew the agreement. Under the terms of these agreements:

•         Petrobras has agreed to sell and deliver propylene to Quattor’s polymers plants in the States of São Paulo and Rio de Janeiro exclusively for use as a raw material;

•         Petrobras has agreed to supply an aggregate of 440,000 tons of propylene to Quattor annually;

•         Quattor agrees to provide Petrobras with a firm commitment order for propylene each month, together with an estimate of the volume of propylene that Quattor will purchase over the immediately succeeding three or four months;

•         the price that Quattor pays for propylene under these contracts is based primarily on the ICIS-LOR price for propylene in the U.S. Gulf Coast;

•         the contract will be amended in the event that unforeseen extraordinary events occur that cause a disruption in the economic-financial equilibrium of the contract; and

•         Petrobras may terminate the contract, without prior notice, in the event of: (1) Quattor’s failure to cure any breach of the contract following a 30-day grace period; (2) a force majeure event that continues for more than 180 days; (3) Quattor transfers or offer as a guaranty all or part of its rights and obligations under the contract to a third party without Petrobras’ consent; (4) an alteration of Quattor’s management or corporate purposes that conflicts with the object of the contract; (5) the dissolution, bankruptcy or liquidation of Quattor; (6) a change of entity type, merger, sale, spin-off or any other corporate reconstruction of Quattor that conflicts with or impedes the execution of contract’s object; or (7) any fact that affects the security or environment caused by action, omission or fault of Quattor and its employees.

Utilities

Quattor self-generates approximately 45% of the São Paulo Complex’s energy consumption requirements, and the remainder is acquired primarily under auction contracts in the free market for energy (Mercado Livre de Energia) from Tractebel Energia S.A.

Quattor purchases substantially all of the energy consumption requirements of the Rio de Janeiro Complex’s from Petrobras Energia and Ampla under long-term contracts, which expire in 2015 and 2021, respectively.

Quattor’s basic petrochemicals plants supply its polyolefins plants with steam and water, other than its plant in the Northeastern Plant which we supply with steam and water.

Other Materials

Quattor uses butene and hexene as raw materials in the production of HDPE and LLDPE. Braskem supplies Quattor’s butene requirements and Quattor imports most of its hexene requirements from suppliers located in South Africa. Quattor imports all of the catalysts that it uses.

In general, we believe that there are sufficient alternative sources available at reasonable prices for each of these other inputs used in Quattor’s polyolefins production process such that the loss of any single supplier would not have a material adverse effect on our operations.

Sales and Marketing of Quattor’s Products

Basic Petrochemicals

Quattor sells the basic petrochemical products that it does not consume to produce second generation products principally in Brazil, mainly to second generation petrochemical producers. Quattor also produces utilities for its own use and for sale to other companies, including companies located outside of the São Paulo Complex and the Rio de Janeiro Complex.

As is common with other first generation petrochemical producers, Quattor has a high concentration of sales of its basic petrochemicals to a limited number of customers. Quattor has entered into long-term supply contracts under which it sells ethylene to three second generation producers located in the São Paulo Complex. These supply contracts generally have an initial 15-year term and may be renewed pursuant to prior negotiation between the parties 12 months before the expiration of the contract. These contracts also provide for minimum and maximum quantities to be purchased and monthly deliveries. Quattor also sells automotive gasoline and LPG to Petrobras and fuel distribution companies.

Polyolefins

Quattor sells polyethylene and polypropylene products to approximately 500 customers. Quattor’s polyolefins customers are third generation petrochemical producers that manufacture a wide variety of plastic-based consumer and industrial goods. During the year ended December 31, 2009, approximately 70% of Quattor’s sales of polyolefins products were to customers located in Brazil. Quattor focuses on developing longer-term relationships with its customers, working closely with its customers to determine their needs, to provide technical assistance and to coordinate the production and delivery of our products. Customers submit annual proposals giving their estimated monthly requirements for the upcoming year for each of Quattor’s polyolefins products, including technical specifications, delivery terms and proposed payment conditions.

Export sales represented approximately 30% of Quattor’s net sales revenue derived from sales of polyolefins products during 2009. In 2001, RioPol entered into a long-term export contract with an offshore trader under which RioPol agreed to sell approximately 1.2 million tons of polyethylene during a period commencing in 2006 and ending in 2015. Under this contract, RioPol sold approximately 150,000 tons of polyethylene in each of the first four years of this period, and expects to sell 100,000 tons in each of the remaining years of this period. As part of its export sales efforts, Quattor maintains a sales office in Buenos Aires, Argentina.

Braskem Americas

On April 1, 2010, we acquired all of the outstanding capital stock of Sunoco Chemicals, which we have renamed Braskem Americas. The assets of Braskem Americas are polypropylene plants located in La Porte, Texas, Marcus Hook, Pennsylvania and Neal, West Virginia, as well as a petrochemicals research facility in Pittsburgh, Pennsylvania.

As a result of the Sunoco Chemicals Acquisition, we have fully consolidated the results of Braskem Americas in our consolidated financial statements as from April 1, 2009.

Production Facilities of Braskem Americas

The table below sets forth the annual production capacity at December 31, 2009 of each of Braskem Americas plants and the annual production for the years presented.

Polypropylene Plant	Annual Production Capacity	Production For the Year Ended December 31,
		2009	2008	2007
	(in tons)	(in tons)

La Porte, Texas	390,000	324,000	324,000	313,000
Marcus Hook, Pennsylvania	350,000	276,000	313,000	313,000
Neal, West Virginia	210,000	187,000	206,000	177,000

Raw Materials of Braskem Americas

Propylene

The most significant direct cost associated with Braskem Americas’ production of polypropylene is the costs of purchasing propylene.

Braskem Americas acquires propylene for its La Porte, Texas plant from a limited partnership that it formed with Equistar Chemicals, L.P., or Equistar, a wholly-owned subsidiary of LyondellBasell Industries, involving Equistar’s ethylene facility in La Porte, Texas. Under the terms of the partnership agreement, the partnership has agreed to provide Sunoco with up to approximately 235,000 tons per year of propylene through 2053 priced on a cost-based formula that includes a fixed discount that declines until 2018. In January 2009, LyondellBasell Industries announced that its U.S. operations (including Equistar) filed to reorganize under Chapter 11 of the U.S. Bankruptcy Code. Neither the partnership nor the Equistar entities that are partners of the partnership has filed for bankruptcy. Equistar has met all of its obligations under the contracts during 2009 and has not given any indication that it will not perform under its contracts in the future. We do not believe that the bankruptcy will have a significant adverse impact on the business of Braskem Americas.

Under a separate agreement, Enterprise has agreed to provide Braskem Americas with up to approximately 90,000 tons per year of propylene at market prices. This contract expires in February 2011, and is automatically renewable for successive one-year terms, unless cancelled by one of the parties.

Braskem Americas acquires propylene for its Marcus Hook, Pennsylvania plant under a supply agreement and a tolling agreement entered into with Sunoco in connection with the Sunoco Chemicals Acquisition. Under this supply agreement, Sunoco has agreed to provide Braskem Americas with a minimum of 45,000 tons and a maximum of 50,000 tons of polymer grade propylene per quarter. This contract has a term of ten years, expiring in 2020, and is automatically renewable for consecutive one-year terms, unless cancelled by one of the parties. In addition, Braskem Americas acquires propylene for this plant from Valero’s Paulsboro, New Jersey refinery under a supply agreement that provides for the purchase of up to 65,000 tons of propylene per year. This contract expires in December 2011, and is automatically renewable for consecutive one-year terms, unless cancelled by one of the parties. The pricing formula for propylene under these supply agreements are based on market prices.

Under the tolling agreement, Sunoco has agreed, subject to certain capacity limitations, to convert refinery grade propylene into polymer grade propylene for Braskem Americas. Sunoco charges Braskem Americas fees for handling and conversion of propylene, which are cost-based and may be adjusted in the event of increases in the price of natural gas. This contract has a term of ten years, expiring in 2020, and is automatically renewable for consecutive one-year terms, unless cancelled by one of the parties.

Braskem Americas acquires propylene for its Neal, West Virginia plant from Marathon’s Catlettsburg, Kentucky refinery under a supply agreement that that provides for the purchase of up to 90,000 tons of propylene per year. This contract expires in January 2012, and is automatically renewable for consecutive two-year terms, unless cancelled by one of the parties. The pricing formula for propylene under this supply agreement is based on market prices.

Catalysts and Other Materials

Braskem Americas purchases its catalysts from reliable suppliers with technological expertise related to its specific manufacturing technologies. In general, we believe that there are sufficient alternative sources available at reasonable prices for the catalysts used in Braskem Americas’s polypropylene production process such that the loss of any single supplier would not have a material adverse effect on our operations.

Utilities

Utilities for Braskem Americas’ La Porte, Texas plant are either self-generated or provided by utility companies that serve the geographical area in which this plant is located.

Utilities for Braskem Americas’ Marcus Hook, Pennsylvania plant are provided by Sunoco under a utilities supply agreement entered into with Sunoco in connection with the Sunoco Chemicals Acquisition. Under this utilities supply agreement, Sunoco provides steam, fire water, access to public sewage and access to the Transco National Gas pipeline. This agreement has a term of ten years, expiring in 2020, and is automatically renewable for consecutive two-year terms, unless cancelled by one of the parties.

Utilities for Braskem Americas’ Neal, West Virginia plant are either self-generated or provided by utility companies that serve the geographical area in which this plant is located.

Sales and Marketing of Braskem Americas’ Products

Braskem Americas sells the polypropylene that it produces to primarily to customers in the United States, as well as to customers in Europe and Asia, particularly Japan.

Braskem Americas sells approximately one-half of its annual propylene sales volume under several long-term supply contracts with its customers. These supply contracts generally have an initial two-year term and are automatically renewable for one-year periods unless one party notifies the other of its intention not to renew. These contracts also provide for minimum and maximum quantities to be purchased and monthly deliveries. Sunoco markets the remainder of its polypropylene production through (1) its direct sales force that seeks to establish supply relationships with domestic and foreign customers, (2) resellers that trade these products under private labels in the U.S market, (3) a small number of distributors, and (4) traders that resell these products in the export markets.

Logistics

Basic Petrochemicals

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

,

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

The Southeastern Complex is located:

•         24 kilometers from REFAP (located in Canoas in the State of Rio Grande do Sul), a refinery that is owned and operated by Petrobras; and

•         122 kilometers from the Almirante Soares Dutra Terminal (located in Osório in the State of Rio Grande do Sul), a port terminal owned and operated by Petrobras Transporte S.A.—Transpetro, or Transpetro, a subsidiary of Petrobras.

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

The São Paulo Complex is located:

•         100 kilometers from REFAP;

•         215 kilometers from REPLAN;

•         40 kilometers from Petrobras’ Presidente Bernardes refinery, which is located in Cubatão in the State of São Paulo;

•         5 kilometers from Refinaria de Capuava, or RECAP, which is located in Capuava in the city of Santo André, State of São Paulo; and

•         135 kilometers from Terminal Maritimo Almirante Barroso, or Tebar, a storage and logistics terminal owned by Petrobras that is located in São Sebastião in the State of São Paulo, through which Petrobras receives naphtha from its refineries located outside the State of São Paulo.

Naphtha is delivered from each of these refineries and Tebar to the São Paulo Complex through pipelines owned and operated by Petrobras.

The Rio de Janeiro Complex is located five kilometers from Petrobras’ Duque de Caxias refinery. Ethane and propane are delivered to the Rio de Janeiro Complex through pipelines owned and operated by Petrobras.

A significant portion of the basic petrochemicals and other products produced by our basic petrochemicals operations are delivered to by pipeline to second generation producers, including plants of our company, located in the petrochemical complexes in which these products are produced. Products which are sold to third parties for delivery elsewhere are shipped by pipeline, rail, truck and coastal or ocean-going vessels.

Polyolefins and Vinyls

All of our polyolefins plants in Brazil, other than Paulínia, and some of our vinyls plants in Brazil are located in our petrochemical complexes and receive delivery of ethylene and propylene, their basic raw materials, through pipelines connected to our crackers. Propylene supplied to our polypropylene plant in the Southern Complex by REPLAN is delivered to our plants through a pipeline operated by Petrobras. Propylene supplied to our polypropylene plants in the States of São Paulo and Rio de Janeiro is delivered to our plants through pipelines operated by Petrobras. Propylene supplied to our Paulínia polypropylene plant by REFAP is delivered by truck. Ethylene is delivered to our Alagoas vinyls plant via a 477-kilometer pipeline that we own.

Propylene is delivered to our polypropylene plant in La Porte, Texas by pipeline from adjacent basic petrochemicals plants. Propylene is delivered to our polypropylene plant in Marcus Hook, Pennsylvania primarily by pipeline from adjacent refineries with the remainder being delivered by rail or truck. Propylene is delivered to our polypropylene plant in Neal, West Virginia primarily by rail, with the remainder being delivered by pipeline from a nearby refinery.

Our polyolefins and vinyls products are shipped to our customers from our Brazilian facilities by truck, rail, and coastal or ocean-going vessels. We do not own, lease or charter delivery vehicles for our Brazilian operations, other than a small vessel used by our operations in the Southern Complex. We ship polypropylene produced by the Braskem Americas facilities to our customers by truck, rail, and coastal or ocean-going vessels. Braskem Americas leases approximately 2,600 railcars that it uses to deliver products that it sells.

Technology, Research and Development

Technology Licenses

Our Basic Petrochemicals Unit and the basic petrochemicals plants of Quattor use engineering process technology under non-exclusive arrangements from a variety of sources for specific production processes. We have entered into several non-exclusive agreements with a number of leading petrochemical companies to use certain technology and catalysts for our Polyolefins Unit and the polymers plants of Quattor. Some of the license agreements used by our Polyolefins Unit allow us to use the licensed technology in both existing and future plants. We have entered into several non-exclusive agreements with a number of leading petrochemical companies to use technology for our Vinyls Unit. Braskem Americas has entered into several non-exclusive agreements with a number of leading petrochemical companies to use certain technology and catalysts for its polypropylene production. If any of the arrangements or licenses under which we use third-party technology were terminated or no longer available to us, we believe that we would be able to replace this technology with comparable or better technology from other sources.

We do not pay any continuing royalties under any of the arrangements or licenses used by our Basic Petrochemicals Unit, the basic petrochemicals plants of Quattor, our Vinyls Unit or Braskem Americas. Most of the license agreements used by our Polyolefins Unit and the polymers plants of Quattor do not require us to pay any continuing royalties. Under the license agreements that require continuing royalty payments, we pay royalties on a quarterly basis based on the volume of the products produced using the licensed technology.

We also use technology developed by our company in the production processes of our Basic Petrochemicals Unit. We have developed the production process that we will use to produce “green” polyethylene made out of renewable raw materials at a plant that is expected to commence operation in the second half of 2010. We have entered into a technological cooperation agreement with Novozymes, a world leader in the production of industrial enzymes, for the development of a production process to produce “green” polypropylene, which we have been able to produce on a small scale in our research facilities. This process has been certified as 100% renewable and we expect to be able to produce this product on a commercial scale within a period of five years.

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

To meet these challenges, we maintain a research and development program that is primarily implemented at two research centers that we operate: the Braskem Center for Technology and Innovation located in the Southern Complex, and the Sunoco Chemicals Technology Center located in Pittsburgh, Pennsylvania. Through these research centers, we coordinate and maintain our research and development program, which includes the operation of (1) pilot plants, (2) catalysis, polymerization and polymer sciences laboratories, and (3) process engineering and automation centers. Our investments in research and development totaled R$57.3 million during 2009, R$69.8 million in 2008 and R$76.5 million in 2007.

Our research centers employ a staff of approximately 280 employees, who seek to:

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

We maintain eight pilot plants that use a variety of technologies and operate on a variety of scales from approximately 1/150 of the scale of our full-scale plants to approximately 1/400 of the scale of our full-scale plants. We use these pilot plants to (1) produce small quantities of new products to test them in our laboratories and with our customers, (2) develop new conditions and formulations for the creation of new products, and (3) increase the efficiency of our production processes.

We maintain catalysis, polymerization and polymer sciences laboratories. These laboratories enable us to identify new and to improve existing licensed catalysts. We have developed or improved upon a majority of the polyethylene and polypropylene grades that we sell based on technology that we have created or improved. We also maintain process engineering and automation centers which assist us in developing advanced process control technology, reducing our variable costs, achieving operational stability and increasing our production of polyolefins.

We are in regular contact with international process technology licensors to acquire new technologies and improvements. We test new processes on a regular basis, and we follow advances and trends in the petrochemical industry through our relationships with Brazilian and international research universities and consortia. In addition, we maintain ongoing contracts with licensors that permit us to upgrade our technology in order to receive and install improvements developed for our existing processes.

Capital Expenditures

Our capital expenditures on property, plant and equipment and intangible assets were R$847.3 million during 2009, R$1,682.3 million in 2008 and R$2,432.6 million in 2007. Additionally, our investments in interests in other companies were R$5.5 million during 2009, R$653.8 million in 2008 and R$1,345.5 million in 2007. Our capital expenditures projects from 2007 through 2009 included the following:

•         the conversion of our MTBE plant in the Southern Complex to the production of ETBE. This project was completed in September 2007 at a total cost of R$23.4 million;

•         an efficiency enhancement project at one of our polypropylene plants in the Southern Complex that increased its annual production capacity by 30,000 tons. We completed this project in April 2008 at a total cost of R$8.3 million;

•         an efficiency enhancement project at the Southern Complex’s Olefins 1 unit that increased its annual ethylene production capacity by 52,000 tons and its annual propylene production capacity by 30,000 tons. This project was undertaken during the general maintenance shutdown of this unit in April 2008 at a total cost of R$158.0 million;

•         efficiency enhancement projects at two of our polyethylene plants in the Northeastern Complex that increased our annual polyethylene production capacity by 20,000 tons. We completed these projects in June 2008 at a total cost of R$13.2 million; and

•         the conversion of our MTBE plant in the Northeastern Complex to the production of ETBE. This project was completed July 2009 at total cost of R$95.5 million.

Petroquímica Paulínia

In September 2005, we and Petroquisa incorporated Paulínia as a joint venture company for the construction and operation of a polypropylene plant to be located in Paulínia, in the State of São Paulo, with an initial annual production capacity of 350,000 tons. We initially owned 60% of the total and voting share capital of Paulínia, and Petroquisa owned the remaining total and voting share capital. In December 2006, Paulínia entered into a credit agreement with the Brazilian National Bank for Economic and Social Development (Banco Nacional de Desenvolvimento Econômico e Social), or BNDES, in the aggregate amount of R$566.2 million to finance the construction of this plant. The remaining cost of this plant was financed through equity contributions by the shareholders of Paulínia. During the course of the construction of Paulínia’s polypropylene plant, we invested R$145.1 million in Paulínia. The total cost of Paulínia’s polypropylene plant was R$742.3 million. This plant commenced operations in April 2008. As a result of the completion of the first phase of the Petrobras Transaction in May 2008, we owned all of the share capital of Paulínia. On September 30, 2008, Paulínia merged with and into Braskem.

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

Ipiranga Transaction

Under the Ipiranga Investment Agreement, we acquired 60% of the share capital of Ipiranga Química. In addition, under the Ipiranga Investment Agreement, Ultrapar was obligated to transfer 33.3% of the share capital of RPR to our company and 33.3% of the share capital of RPR to Petrobras. As a result of this transfer, which occurred on March 18, 2009, we jointly and equally control RPR with Petrobras and Ultrapar. The total purchase price to our company of the shares of Ipiranga Química and RPR that we have acquired was R$1,489.1 million, which we paid in installments of R$651.9 million in April 2007, R$156.7 million in October 2007, R$47.0 million in November 2007 and R$633.5 million in February 2008.

As part of the Ipiranga Transaction:

•        In June 2007, a subsidiary of Ipiranga Química, acquired the 7.6% of the total share capital of Ipiranga Petroquímica not owned by Ipiranga Química for a purchase price of R$117.9 million; and

•        In October 2007, our subsidiary EDSP58 acquired 22.7% of the total and voting share capital of Copesul through the Copesul Tender Offer. The purchase price for these shares was R$1,294.2 million. We owned 60% of the total and voting share capital of EDSP58, and Petrobras owned the remaining share capital of EDSP58. In October 2007 and November 2007, EDSP58 purchased additional shares of Copesul at the price per share paid in the Copesul Tender Offer. In November 2007, Copesul redeemed all of its outstanding shares, other than shares held by our company, EDSP58, Ipiranga Petroquímica, Petroquisa and Triunfo at the price per share paid in the Copesul Tender Offer. The aggregate purchase price for the shares purchased and redeemed after the completion of the Copesul Tender Offer was R$124.3 million.

Quattor Acquisition

On January 22, 2010, we entered into the Quattor Investment Agreement with Odebrecht, OSP, Petrobras, Petroquisa and Unipar. For information concerning the Quattor Acquisition and related transactions, see “—History and Development of Our Company—The Quattor Acquisition.”

Sunoco Chemicals Acquisition

On April 1, 2010, we acquired all of the outstanding capital stock of Sunoco Chemicals, which we have renamed Braskem Americas, for US$356.0 million. For information concerning Braskem Americas, see “—Braskem Americas.”

Green Polyethylene Project

In January 2009, we commenced construction of a new ethylene plant in the Southern Complex that will produce ethylene using sugar cane ethanol received through the Santa Clara Terminal as its primary raw material for our use in the production of polyethylene. We believe that, when this plant is completed, we will be the world’s first producer of polyethylene manufactured completely from renewable resources. We expect that this plant will have an annual production capacity of 200,000 tons of ethylene and will commence operations in the second half of 2010. We anticipate that the total cost of this project will be approximately R$500 million.

Project Ethylene XXI

In February 2010, we and Idesa entered into a shareholders’ agreement, which we refer to as the BI Shareholders’ Agreement, to govern our relationship with respect to BI, a joint venture company which we formed in April 2010. We own 65% of the equity interests in BI and Idesa owns the remaining 35% of the equity interests.

BI was formed to develop, construct and operate an olefins complex to be located in the Coatzacoalcos Petrochemical Complex in the Mexican state of Veracruz. The proposed complex would include an ethylene cracker that would use ethane as its raw material, with an annual ethylene production capacity of 1.0 million tons, and three polyethylene plants with a combined annual production capacity of 1.0 million tons of HDPE, LDPE and LLDPE. Following its formation, BI assumed the obligations of our company and Idesa under an ethane supply agreement that we and Idesa had entered into with Pemex Gas in February 2010, following an auction in November 2009. Under this supply agreement, Pemex Gas will provide 66,000 barrels per day of ethane to this project for a period of 20 years at prices based on the Mont Belvieu purity ethane price. The parties have the right to terminate this contract, in the event that certain development milestones in connection with project are not achieved.

The BI Shareholders’ Agreement sets forth the understanding of the parties regarding the implementation of this project and the relationship of Braskem and Idesa as shareholders of BI. Under the BI Shareholders’ Agreement:

•         the parties agree that the polyethylene production of BI shall be used primarily to supply the Mexican market;

•         BI is prohibited from competing in Mexico with Idesa or with Braskem in Brazil, and Braskem and Idesa have agreed to use their best efforts to use BI as their commercialization vehicle for polyethylene in Mexico;

•         upon a request by Pemex Gas to become a shareholder of BI, we and Idesa will sell to Pemex Gas an aggregate of between 5% and 9.9% of the total outstanding shares of BI;

•         we have the right to appoint four members and Idesa has the right to appoint two members of BI’s board of directors; decisions considered at BI’s ordinary shareholders meetings or by BI’s board of directors require the approval by a simple majority; prior to the start-up of the project, so long as Idesa holds at least 20% of the voting capital of BI, BI’s financial manager will be nominated by Idesa, subject to board approval; and BI’s chief executive officer, construction, corporate, industrial and commercial managers will be nominated by Braskem, subject to board approval;

•         upon the failure of Braskem and Idesa to agree to vote in favor of certain matters requiring a supermajority vote in an extraordinary shareholders meeting, (1) we will have the right to seek approval of such matters by a simple majority vote of BI’s shareholders, (2) in the event that such matters are approved by a simple majority vote of BI’s shareholders, we will have the option to purchase all of the shares then held by Idesa, and (3) in the event that we do not exercise this right, Idesa will have the option to sell all of its shares of BI to us; and

•         any disputes between Braskem and Idesa arising out of or in connection with the BI Shareholders’ Agreement will be resolved through arbitration.

The BI Shareholders’ Agreement also contains rights of first refusal, tag along rights and drag along rights in connection with the disposition of BI shares.

The transactions contemplated by the BI Shareholders’ Agreement may be subject to approval by the Mexican antitrust authorities. We can provide no assurances that we will obtain such approvals or as to whether any approval will be contingent upon our acceptance of restrictions on the manner we, Idesa or BI may operate, the amendment of any provisions of the BI Shareholders’ Agreement or our acceptance of any other restriction or condition.

The estimated total cost of this project to BI (excluding financing costs) is approximately US$2.5 billion, of which we anticipate that (1) we and Idesa will each contribute an aggregate of approximately 30% as equity in proportion to our ownership interests in BI, and (2) the remainder will be borrowed by BI under project finance arrangements, collateralized by the assets of this project, with multilateral credit agencies, export credit agencies, development banks and private banks. We expect that if the implementation of this project is approved, construction of this project will commence in 2012 and this project will begin production in 2015.

Propilsur Polypropylene Project

In December 2007, we, through our wholly-owned Netherlands subsidiary, Braskem Europe B.V., entered into a shareholders’ agreement, which we refer to as the Propilsur Shareholders’ Agreement, with Pequiven, the government-owned petrochemical company of Venezuela. In November 2008, we formed Propilsur, a joint venture with Pequiven in which we and Pequiven each own 49% of the share capital. As a result of changes to Venezuelan petrochemical law, we expect that the ownership structure of Propilsur will be amended so that we and Pequiven will each own 50% of Propilsur’s share capital.

Propilsur was formed to develop, construct and operate a polypropylene plant with an integrated propane dehydrogenation unit. This plant, if developed according to the original development plan, will have an annual production capacity of approximately 450,000 tons. As a result of recent developments in the credit markets and in view of new potential sources of feedstock, we and Pequiven have decided to reevaluate the original development plan. Propilsur, together with PDVSA and the Venezuelan Ministry of Energy and Petroleum, is developing a feasibility study to assess (1) a possible change in the location of the project from the previously proposed location in the Jose Petrochemical Complex in the State of Anzoategui, Venezuela to the Paraguaná Complex in the State of  Falcon where feedstock could be supplied by the refineries located in Paraguaná, and (2) a change in the scale of this project. In the event that the location of this project is changed to the Paraguaná Complex, the development plan will no longer include the development, construction and operation of an integrated propane dehydrogenation unit, as propylene from nearby refineries will be used as feedstock instead of propane. This feasibility study will also address proposals to fund the construction of this project. We anticipate that we and Pequiven will submit the results of this study to our respective boards of directors by August 2010. If the location or scope of the project is modified, we expect that the provisions in the Propilsur Shareholders’ Agreement related to feedstock will also be modified.

The Propilsur Shareholders’ Agreement sets forth the understanding of the parties regarding the implementation of this project and the relationship of Braskem and Pequiven as shareholders of Propilsur. Under the Propilsur Shareholders’ Agreement:

•         Pequiven will be responsible for obtaining the supply of propane, the primary feed stock of the integrated propane dehydrogenation unit of this plant, from PDVSA; and

•         we and Pequiven each appointed two members to Propilsur’s four-member board of directors; decisions by Propilsur’s general shareholders meetings and board of directors require unanimous approval; Propilsur’s general and financial managers were nominated by Pequiven, subject to board approval; and Propilsur’s operations and commercial managers were nominated by our company, subject to board approval.

The Propilsur Shareholders’ Agreement includes provisions for mediation and arbitration in the event of disputes and a deadlock between our company and Pequiven in matters to be determined by Propilsur’s board of directors and grants rights of first offer and first refusal to our company and Pequiven in the event that we or Pequiven determine to sell our equity interests in Propilsur.

The Propilsur Shareholders’ Agreement provides that implementation of this project is contingent upon a final investment decision of each of the parties following their agreement on, among other things, the terms and conditions of the engineering, procurement and construction agreement, the feedstock agreement and commercialization agreements.

We are continuing to negotiate with Pequiven regarding details of the implementation of this project. We can provide no assurances that these negotiations will be successful or that if we reach a final agreement with respect to the implementation of this project, such agreement will be upon the terms currently anticipated by our management.

If the implementation of this project is approved, we expect that the construction of this project will commence in mid-2011 and that this project will begin production in 2013.

Jose Olefins Project

In December 2007, we, through our wholly-owned Netherland subsidiary, Braskem Europe B.V., entered into a shareholders’ agreement with Pequiven, which we refer to as the Polimerica Shareholders’ Agreement. In November 2008, we formed Polimerica, a joint venture with Pequiven in which we and Pequiven each own 49% of the share capital. As a result of changes to Venezuelan petrochemical law, we expect that the ownership structure of Polimerica will be amended so that we and Pequiven will each own 50% of Polimerica’s share capital.

Polimerica was formed to develop, construct and operate the Jose Olefins Project, an olefins complex to be located in the Jose Petrochemical Complex. The proposed complex would include an ethylene cracker that would use ethane extracted from natural gas as its raw material, with an annual ethylene production capacity of 1.3 million tons, and three polyethylene plants with a combined annual production capacity of 1.1 million tons of HDPE, LDPE and LLDPE.

The Polimerica Shareholders’ Agreement sets forth the understanding of the parties regarding the implementation of this project and the relationship of Braskem and Pequiven as shareholders of Polimerica. Under the Polimerica Shareholders’ Agreement:

•         a significant portion of the cost of the project will be borrowed by Polimerica under project finance arrangements, collateralized by the assets of this project, with multilateral credit agencies, export credit agencies, development banks and private banks and through securities issuances in the Venezuelan and international capital markets; and

•         we and Pequiven each appointed two members to Polimerica’s four-member board of directors; decisions by Polimerica’s general shareholders meetings and board of directors require unanimous approval; Polimerica’s general and financial managers were nominated by Pequiven, subject to board approval; and Polimerica’s operations and commercial managers were nominated by our company, subject to board approval.

The Polimerica Shareholders’ Agreement includes provisions for mediation and arbitration in the event of disputes and a deadlock between our company and Pequiven in matters to be determined by Polimerica’s board of directors and grants rights of first offer and first refusal to our company and Pequiven in the event that we or Pequiven determine to sell our equity interests in Polimerica. The Polimerica Shareholders’ Agreement provides that implementation of this project is contingent upon a final investment decision of each of the parties following their agreement on, among other things, the terms and conditions of the engineering, procurement and construction agreement, the feedstock agreement and commercialization agreements.

As PDVSA has signaled that there is a possibility that ethane gas and other feedstock sources near the Paraguaná Complex may be available in the future, and given the possible change in location of the Propilsur project to Paraguaná, Pequiven and Braskem have agreed to postpone for one year all developments related to the Polimerica project with the objective of evaluating more competitive alternatives for the project. After the expiration of this one-year period, we will continue to negotiate with Pequiven regarding details of the implementation of this project. We can provide no assurances that these negotiations will be successful or that if we reach a final agreement with respect to the implementation of this project, such agreement will be upon the terms currently anticipated by our management.

Peru Initiative

In May 2008, Braskem, Petrobras and Petroperú entered into a memorandum of understanding to study the technical and economic feasibility of developing, constructing and operating an ethylene and polyethylene plant with annual production capacity of 600,000 to 1,000,000 tons using ethane from Peru as its raw material. In December 2009, the parties executed a new memorandum of understanding with a term of two years with respect to the further study of this project. If the implementation of this project is approved, this project would be located in a new integrated petrochemical complex on the Pacific coast of Perú.

Alagoas PVC Plant

In May 2010, our board of directors approved the construction of a new PVC plant in Alagoas that we expect will increase our annual PVC production capacity by 200,000 tons. This project will consist of an MVC plant and a PVC plant and will use EDC produced by our company, reducing our exports of EDC. We expect that these plants will commence operations in the first half of 2012. We anticipate that the total cost of this project will be approximately US$470 million.

2010 Capital Expenditure Budget

We currently are budgeting total capital expenditures of approximately R$1.6 billion for 2010, excluding the purchase prices for the Sunoco Chemicals Acquisition and the acquisition of the Quattor Companies. Our principal capital expenditures for 2010 will consist of, in addition to the projects referred to in the preceding paragraphs:

•      approximately R$360 million for capital expenditure projects of Quattor and approximately R$56 million for capital expenditure projects of Braskem Americas;

•         approximately R$332 million for projects to increase our capacity, including capital expenditures on our “green” polyethylene project;

•         approximately R$316 million for maintenance stoppages and other maintenance of our plants;

•         approximately R$192 million for the replacement of depreciated equipment;

•         approximately R$61 million for productivity improvements;

•         approximately R$31 million for health, environmental and quality improvement project; and

•         approximately R$19 million for information systems.

Maintenance

Most of our maintenance is performed by third-party service providers. For example, we have contracts with Construtora Norberto Odebrecht S.A., or CNO, a company in the Odebrecht Group, Asea Brown Boveri Ltd., Cegelec Ltda., Rip Serviços Industriais S.A., Cl Engenharia Ltda. and other service providers to perform maintenance for our basic petrochemical plants in the Northeastern and southern Complexes. We also perform some of our ordinary course maintenance with our small team of maintenance technicians, which also coordinate the planning and execution of maintenance services performed by third parties.

Basic Petrochemicals Plants

Regular basic petrochemicals plant maintenance requires complete plant shutdowns from time to time, and these shutdowns usually take approximately 30 days to complete. We occasionally undertake brief shutdowns of the basic petrochemical operations at our basic petrochemical plants that do not materially affect our production output, primarily for maintenance purposes, catalyst regeneration and equipment cleaning. In addition, because we have two independent Olefins units and two independent Aromatics units at the Northeastern Complex and two independent Olefins units at the Southern Complex, we may continue production of basic petrochemicals at these complexes without interruption, even while we perform certain maintenance services.

We performed general maintenance shutdowns to service:

•         the Northeastern Complex’s Aromatics 2 and Olefins 2 units in 2004 at a cost of approximately R$89 million (not including the value of lost production);

•         the Southern Complex’s Olefins 2 unit in 2005 at a cost of approximately R$44 million (not including the value of lost production);

•         the Northeastern Complex’s Aromatics 1 unit in 2005 at a cost of approximately R$21 million (not including the value of lost production);

•         the Southern Complex’s Olefins 1 unit and Aromatics unit in April 2008 at a cost of approximately R$94 million (not including the value of lost production); and

•         the Northeastern Complex’s Olefins 1 unit in May and June 2008 at a cost of approximately R$144 million (not including the value of lost production).

During the general maintenance shutdown of the Southern Complex’s Olefins 1 unit, we implemented an efficiency enhancement project that increased the annual ethylene production capacity of this unit by 52,000 tons and the annual propylene production capacity of this unit by 30,000 tons at a cost of approximately R$158 million, and various improvements to ensure the reliability, competitiveness and safety of this unit at a cost of approximately R$252 million. During the general maintenance shutdown of the Northeastern Complex’s Olefins 1 unit, we also implemented various improvements to ensure the reliability, competitiveness and safety of this unit at a cost of approximately R$155 million.

The next scheduled general maintenance shutdown of:

•         the Northeastern Complex’s Aromatics 2 and Olefins 2 units is scheduled to occur in November and December 2010 with an estimated duration of approximately 25 days;

•         the Northeastern Complex’s Olefins 2 unit is scheduled to occur in April 2011 with an estimated duration of approximately 30 days;

•         the São Paulo Complex’s Olefins and Aromatics units are scheduled to occur in 2014;

•         the Rio de Janeiro Complex’s Olefins and Aromatics units are scheduled to occur in 2014;

•         the Northeastern Complex’s Olefins 1 unit is scheduled to occur in 2014 or 2015; and

•         the Southern Complex’s Olefins 1 unit and Aromatics unit is scheduled to occur in 2014 or 2015.

We no longer perform general maintenance shutdowns of the Northeastern Complex’s Aromatics 1 unit and instead perform general maintenance shutdowns of specific plants or groups of plants in this unit. We performed maintenance of this unit’s:

•         parex plant, in which we produce para-xylene, during 2007 at a cost of approximately R$19 million (not including the value of lost production during this shutdown);

•         butadiene plant in May and June of 2008 at a cost of approximately R$8 million (not including the value of lost production); and

•         catalyst reform plant and plants comprising the C8 loop, in which we produce ortho-xylene and mixed xylenes, in November 2009 at a cost of approximately R$35 million (not including the value of lost production during this shutdown).

Polyolefins and Vinyls Plants

We have a regular maintenance program for each of our polyolefins plants. Production at each of our polyolefins plants generally is shut down for seven to 20 days every two to three years to allow for regular inspection and maintenance. In addition, we undertake other brief shutdowns for maintenance purposes that do not materially affect our production of polyolefins. We coordinate the maintenance cycles of our polyolefins plants with those of our basic petrochemicals plants. While our basic petrochemicals facilities must be shut down for up to 30 days for maintenance, our polyolefins facilities may be shut down for shorter periods because these facilities are less complex to operate and maintain than our basic petrochemicals plants. Similarly, Braskem Americas attempts to coordinate its maintenance cycles with the routines of their largest suppliers for each plant.

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

Environmental Regulation

Our Brazilian operations are subject to Brazilian federal, state and local laws and regulations governing the discharge of effluents and emissions into the environment and the handling and disposal of industrial waste and otherwise relating to the protection of the environment.

Operating Permits

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

State authorities in the State of Rio Grande do Sul, where our Southern Complex plants are located regulate our operations by prescribing specific environmental standards in our operating permits, which must be renewed every four years. Our operating permit for the basic petrochemical plants in the Southern Complex was renewed in 2008 and the operating permits for our polyethylene and polypropylene plants were renewed on various dates in 2006 and 2007. State authorities in the States of Alagoas and São Paulo have issued permits for our plants in those respective complexes, which also must be renewed every four years.

State authorities in the State of São Paulo, where our São Paulo Complex plants and our Cubatão, Santo André and Mauá plants are located regulate our operations by prescribing specific environmental standards in our operating permits, which must be renewed every two years. Our operating permit for the basic petrochemical plants in the São Paulo Complex was renewed in 2008 and the operating permits for our polyethylene and polypropylene plants in the State of São Paulo were renewed on various dates in 2007 and 2008.

State authorities in the State of Rio de Janeiro, where our Rio de Janeiro Complex plants are located regulate our operations by prescribing specific environmental standards in our operating permits, which must be renewed every five years. Our operating permit for the basic petrochemical plants in the Rio de Janeiro Complex was renewed in 2008 and the operating permits for our polypropylene plants in the Rio de Janeiro Complex were renewed on various dates in 2007.

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

All projects for the installation, modification and operation of industrial facilities in the São Paulo Complex are subject to approval by the Environmental Secretary (Secretaria de Meio Ambiente) and Environmental Company of the State of São Paulo (Companhia Ambiental do Estado de São Paulo), or CETESB. CETESB must approve installed projects prior to their commencement of operations and must renew such approval every two years thereafter.

All projects for the installation, modification and operation of industrial facilities in the Rio de Janeiro Complex are subject to approval by the State Institute of the Environment (Instituto Estadual de Meio Ambiente), or INEA. INEA The must approve installed projects prior to their commencement of operations and must renew such approval every five years thereafter.

Industrial Waste

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

Companhia Riograndense de Saneamento, or Corsan, a state-owned sanitation company, operates an integrated system for liquid effluents treatment, or Sitel, in the Southern Complex. Sitel treats wastewater generated by our company and the other petrochemical producers at the Southern Complex at a liquid effluents treatment station located in the Southern Complex. This treatment station also includes a system for the collection of contaminated wastewater and disposal after treatment. Corsan also operates a centralized system for solid waste control, or Sicecors, in the Southern Complex. Sicecors centralizes the collection, treatment and final disposal of solid waste that is generated in the Southern Complex. Sicecors stores, treats and disposes of all solid waste generated at the Southern Complex that is not reused or recycled. Sitel and Sicecors received ISO 14001 certifications in 2001.

We treat wastewater generated by our company at the Rio de Janeiro Complex at a liquid effluents treatment station located in the Rio de Janeiro Complex. This treatment station also includes a system for the collection and disposal of contaminated wastewater. We have engaged Companhia Auxiliar de Viação e Obras the manage the treatment and disposal of solid waste. Hazardous solid waste is co-processed in cement kilns or incinerated and other kinds of solid waste are disposed of in landfills at facilities approved by our company.

We treat wastewater generated by our company at the São Paulo Complex at a liquid effluents treatment station located in the São Paulo Complex. This treatment station also includes a system for the collection and disposal of contaminated wastewater. We have engaged Sarpi Environmental Systems Com Ltda. to co-process hazardous waster generated at the São Paulo Complex in cement kilns. Sarpi Environmental Systems Com Ltda.  has received ISO 14001 and OSHAS 18001 certifications. We have engaged Environmental Management TECH LIX Ltd. to handle other kinds of solid waste which it disposes of in landfills.

Compliance with Environmental Laws in Brazil

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

Our operations are in compliance in all material respects with applicable Brazilian environmental laws and regulations currently in effect. Some environmental studies that we have commissioned have indicated instances of environmental contamination at certain of our plants. In addition, we and certain executive officers of our company and of our subsidiaries have received notices from time to time of minor environmental violations and are or have been subject to investigations or legal proceedings with respect to certain alleged environmental violations. These environmental issues, and any future environmental issues that may arise, could subject us to fines or other civil or criminal penalties imposed by Brazilian authorities. We are addressing all environmental issues of which we are aware, and we believe that none of these issues will have a material adverse effect on our business, financial condition or results of operations.

Our consolidated annual expenditures on environmental control were R$127.1 million in 2009, R$98.9 million in 2008 and R$92.7 million in 2007. Our consolidated environmental expenses relate to our continuous control and monitoring policies, and we do not have any material future environmental liabilities related to our ongoing operations.

We have established a provision for environmental contingencies in the amount of R$57.8 million at December 31, 2009. However, our environmental compliance costs are likely to increase as a result of the projected increase in our production capacity and projected increases in unit costs for treatment and disposal of industrial waste, as well as the cost of compliance with future environmental regulations.

Environmental Laws in the United States

As a result of the Sunoco Chemicals Acquisition, our company is subject to United States federal, state and local laws and regulations governing the discharge of effluents and emissions into the environment and the handling and disposal of industrial waste and otherwise relating to the protection of the environment.

At our LaPorte, Texas facility, we are required to maintain an operating permit and a permit relating to pre-treatment of industrial wastewater from the Texas Commission on Environmental Quality. Our operating permit expired in February 2009 and we are in the process of renewing this permit. Our wastewater permit expires in 2013.

At our Marcus Hook, Pennsylvania facility, we are required to maintain an operating permit from the Pennsylvania Department of Environmental Protection and a permit relating to pre-treatment of industrial wastewater from the Delaware County Regional Water Quality Control Authority. Our operating permit expires in 2014 and our wastewater permit expires in 2012.

At our Neal, West Virginia facility, we are required to maintain an operating permit and a permit relating to pre-treatment of industrial wastewater from the West Virginia Department of Environmental Protection. Our operating permit expires in 2011 and our wastewater permit expires in May 2010 and we are in the process of renewing this permit.

Braskem Americas is subject to extensive and frequently changing federal, state and local laws and regulations, including, but not limited to, those relating to the discharge of materials into the environment or that otherwise relate to the protection of the environment and waste management. As with the U.S. petrochemical industry generally, compliance with existing and anticipated laws and regulations increases the overall cost of operating Braskem Americas’ business, including operating costs and capital costs to construct, maintain and upgrade equipment and facilities. These laws and regulations have required, and are expected to continue to require, Braskem Americas to make expenditures of both a capital and an expense nature.

Through the operation of its plants, Braskem Americas’ operations emit greenhouse gases, including carbon dioxide. There are various legislative and regulatory measures to address greenhouse gas emissions which are in various stages of review, discussion or implementation. Current proposals being considered by U.S. Congress include a cap and trade system that would begin in 2012 which would require us to provide carbon emission allowances for emissions at Braskem Americas’ plants. The cap and trade program would require us to buy emission credits from the U.S. government, other businesses or through an auction process. While the exact amount of such costs would not be established until the future, we believe that these costs could be material, and there is no assurance that we would be able to recover them in the sale of Braskem Americas’ products. Other federal and state actions to develop programs for the reduction of greenhouse gas emissions are also being considered. In addition, during 2009, the EPA indicated that it intends to regulate carbon dioxide emissions. While it is currently not possible to predict the impact, if any, that these issues will have on Braskem Americas or the U.S. petrochemical industry in general, they could result in increases in costs to operate and maintain our facilities in the United States, as well as capital outlays for new emission control equipment at these facilities. In addition, regulations limiting greenhouse gas emissions or carbon content of products, which target specific industries such as petrochemical manufacturing could adversely affect our ability to conduct Braskem Americas’ business and also may reduce demand for its products.

National Ambient Air Quality Standards for ozone and fine particles promulgated by the EPA have resulted in identification of non-attainment areas throughout the country, including Texas, Pennsylvania and West Virginia, where Braskem Americas operates facilities. Areas designated by the EPA as “moderate” non-attainment for ozone, including Philadelphia and Houston, would be required to meet the ozone requirements by 2010, before currently mandated federal control programs take effect. In January 2009, the EPA issued a finding that the Philadelphia and Houston State Implementation Plans, or SIPs, failed to demonstrate attainment by the 2010 deadline. This finding is expected to result in more stringent offset requirements and could result in other negative consequences. Texas petitioned EPA to redesignate the Houston area as “severe” non-attainment for ozone and in 2009 the EPA granted the petition. Under this designation, Houston’s SIP is due in 2010 and attainment must be achieved by 2019.

In September 2006, the EPA issued a final rule tightening the standard for fine particles. This standard is currently being challenged in federal court by various states and environmental groups. In March 2007, the EPA issued final rules to implement the 1997 fine particle matter (PM 2.5) standards. States had until April 2008 to submit plans to the EPA demonstrating attainment by 2010 or, at the latest, 2015. However, the March 2007 rule does not address attainment of the September 2006 standard. In March 2008, the EPA promulgated a new, more stringent ozone standard, which was challenged in a lawsuit in May 2008 by environmental organizations. Regulatory programs, when established to implement the EPA’s air quality standards, could have an impact on Braskem Americas and its operations. However, the potential financial impact cannot be reasonably estimated until the lawsuit is resolved, the EPA promulgates regulatory programs to attain the standards, and the states, as necessary, develop and implement revised SIPs to respond to the new regulations.

Safety and Quality Control

Safety

We have a policy that makes all of our officers, directors and employees responsible for the safety and health of our workers and for preserving the environment.

We participate in the “Responsible Care” program, a global chemical industry initiative, which establishes international standards for environmental, occupational health and safety practices for chemical manufacturers. Through our participation in this program, we adopted policies and procedures that require us to follow detailed instructions in matters of health, safety and the environment. We seek to maintain these environmental standards and have qualified each of our plants in Brazil for NBR-ISO 9001 and 14001 certification, which includes internationally prescribed environmental management practices, other than our basic petrochemical and polyethylene plants in the Rio De Janeiro Complex, our polyethylene plant in Cubatão in the State of São Paulo, and our Paulínia plant, which only have ISO 9001 certifications.  We expect to receive ISO 14001 certifications for the plants in the Rio de Janeiro Complex and the plant in Cubatão during the first half of 2010. We are currently implementing health, safety and environmental standards based on OSHAS 18001 and standards issued by the U.S. Occupational Safety and Health Administration in each of our plants in Brazil. All of our basic petrochemicals units, other than our basic petrochemicals unit in the Rio de Janeiro Complex, and one of our polyethylene plants in the Northeastern Complex, our polyethylene plant at Santo André, our polypropylene plant in Mauá and our polypropylene plants in the Northeastern Complex and the Rio de Janeiro Complex have received OSHAS 18000 certifications related to our health and safety management system. In 2008, we commenced process safety management audits at 10 of our plants under OSHA standards and we intend to conduct process safety management audits of all of out plants by the end of 2010.

Our plants in the United States are certified under the Responsible Care Management System by the American Chemistry Council. We comply with OSHA regulation at our plants in the United States and two of our plants in the United States have been designated as Star sites under OSHA's voluntary protection program. All of our plants in the United States comply with OSHA’s process safety management regulations and have been audited to these standards.

Our safety record ranks above the average of companies in the Brazilian chemical industry. The following table illustrates our progress in terms of our safety record and compares our safety record to the average for the Brazilian chemical industry:

	Year Ended December 31,
	2009	2008(1)	2007(1)	2008 (2)
				Brazilian Chemical Industry Average
Safety Indicator
Braskem:
Index of Lost Day Accident Frequency (accidents/200,000 man-hours)	0.03	0.07	0.11	0.43
Index of Severity (lost and deducted days/200,000 man-hours)	1.92	4.43	10.33	22.36

______________

(1)   Includes Copesul and Ipiranga Petroquímica. In September 2008, Copesul merged with and into Ipiranga Petroquímica and Ipiranga Petroquímica merged with and into Braskem.

(2)   Brazilian petrochemical industry average of the members of ABIQUIM for 2008, the most recent year for which such data is available, as reported by ABIQUIM.

Our safety record in 2009 included the following results:

•         a 49.7% reduction in our rate of personal accidents of all types, compared to 2008;

•         13 of our 17 plants (excluding the Braskem Americas plants) had no accidents causing injuries requiring a worker to be absent from work during 2009; and

•         a 15.5% increase in our expenditures on our health, safety and environmental programs.

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

Each of our plants that operate in the Southern Complex relies on its own supply of water from a reservoir and water tanks for firefighting capabilities. Our basic petrochemical facilities at the Southern Complex rely on a 7,400 cubic meter artificial pond, with an additional 12,600 cubic meter pond available in case of emergencies. Both water sources are connected to our basic petrochemical facilities by a pumping station and a distribution network, which currently employs seven water pumps, built according to international safety standards. We also maintain emergency equipment and trained safety crews. In addition, our safety plan provides for firefighting brigades consisting of six technicians and 14 operational and maintenance technicians per shift. We and the other companies located in the Southern Complex are supported by the Southern Complex’s Mutual Plan of Emergency (Plano de Auxílio Mútuo do Pólo). Our commitment to safety includes the operation of a training center for our safety crews that simulates emergencies typical to the petrochemical industry. Similar systems are employed at the facilities of our Polyolefins Unit in the Southern Complex.

Our plants in the São Paulo Complex rely on its own supply of water from nearby lakes and water tanks for firefighting capabilities. We also maintain emergency equipment and trained safety crews. In addition, our safety plan provides for firefighting brigades consisting of trained employees. We and the other companies located in the São Paulo Complex are supported by the São Paulo Complex’s Mutual Aid Plan which is designed to promote integrated action for mutual aid in case of fire. This program also includes training and unification of firefighting procedures.

Our plants in the Rio de Janeiro Complex rely on its own supply of water from nearby lakes and water tanks for firefighting capabilities. We also maintain emergency equipment and trained safety crews. We and other companies in the region are supported by the São Paulo Complex’s Mutual Aid Plan which is designed to develop training, unified procedures and mutual help in case of fire. We also participate in a program called “APELL-CE,” which is designed to give support for local community in the event of fire. Under this program, presentations are conducted in the local community to establish procedures for evacuation and support in event of fire.

Similar systems are employed at our PVC plant in the State of Alagoas and our polymers plants in the State of São Paulo.

Each of Braskem Americas’ plants has an on-site fire brigade, first aid response, spill response and confined space rescue teams. These teams go through extensive training and drills, both internally and with the communities in which the plants are located.

Quality Control

Our quality control management uses ISO 9001:2008, an internationally recognized quality control standard, and ISO 14001:2004, an internationally recognized environmental control standard, as its base. Some of our plants also use OHSAS 18001:2007, an internationally recognized occupational health and safety management systems.

We have obtained ISO 9001 certifications for all of our products. We have also obtained ISO 14001 certifications for all of our industrial plants in Brazil, other than our basic petrochemical and polyethylene plants in the Rio de Janeiro Complex and our polyethylene plant in Cubatão in the State of São Paulo and our Paulínia plant. We expect to receive ISO 14001 certifications for the plants in the Rio de Janeiro Complex and the plant in Cubatão during the first half of 2010. These certifications take into account both the quality of our products and the quality of our operating procedures.

We have instituted systematic improvement processes in our operational areas, focusing on integrating production, maintenance, inventory management, customer satisfaction and profitability.

Property, Plant and Equipment

Our properties consist primarily of petrochemical production facilities in:

•         Camaçari in the State of Bahia;

•         Triunfo in the State of Rio Grande do Sul;

•         Duque de Caxias in the State of Rio de Janeiro;

•         Maceió in the State of Alagoas;

•         Paulínia in the State of São Paulo;

•         Cubatão in the State of São Paulo;

•         Santo André in the State of São Paulo;

•         Mauá in the State of São Paulo; and

•        polypropylene plants in the United States in La Porte, Texas, Marcus Hook, Pennsylvania and Neal, West Virginia.

Our principal executive offices are located in São Paulo in the State of São Paulo, and we have an administrative support office in the City of Rio de Janeiro. We also have equity interests in investments located in other parts of the country. We own all our production facilities, but we generally rent our administrative offices.

The following table sets forth our properties at December 31, 2009 by location of facilities, products produced and size of plant.

Type of Product or Service	Location of Facilities	Size of Plant
		(in hectares)(1))

Basic petrochemicals	Triunfo	152.8
Basic petrochemicals	Camaçari	65.5
Polypropylene	Paulínia	39.7
Waste disposal.	Marechal Deodoro	34.3
Polyethylene.	Triunfo	30.5
Polyethylene.	Camaçari	24.5
Caustic soda/EDC/chlorine.	Maceió	15.0
PVC/caustic soda/chlorine.	Camaçari	12.6
Polypropylene	Triunfo	10.0
Caprolactam(2).	Camaçari	8.1
PVC	Marechal Deodoro	7.0
Distribution Center	Vila Prudente/Capuava	3.2

______________

(1)   One hectare equals 10,000 square meters.

(2)   In May 2009, we temporarily closed our caprolactam plant.

The following table sets forth Quattor’s properties at December 31, 2009 by location of facilities, products produced and size of plant.

Type of Product or Service	Location of Facilities	Size of Plant
		(in hectares)(1))

Basic petrochemicals.	Santo André	74.1
Basic petrochemicals.	Duque de Caxias	53.0
Polyethylene	Cubatão	17.6
Polyethylene	Santo André	15.8
Polypropylene.	Mauá	15.8
Polyethylene	Duque de Caxias	15.0
Polypropylene.	Duque de Caxias	15.0
Polypropylene.	Camaçari	13.2
Cumene	Santo André	10.2

______________

(1)   One hectare equals 10,000 square meters.

The following table sets forth the properties at December 31, 2009 of Braskem Americas, which we acquired in April 2010, by location of facilities, products produced and size of plant.

Type of Product or Service	Location of Facilities	Size of Plant
		(in hectares)(1))

Polypropylene.	La Porte	87.0
Polypropylene.	Neal	27.1
Polypropylene.	Marcus Hook	6.9

______________

(1)   One hectare equals 10,000 square meters.

We believe that all of our production facilities are in good operating condition. At December 31, 2009, the consolidated net book value of our property, plant and equipment was R$10,044.2 million and at December 31, 2009, the consolidated net book value of Quattor’s property, plant and equipment was R$6,053.7 million.

Certain of our properties located in the Northeastern Complex, four plants located in the Southern Complex, our plants located in the Rio de Janeiro Complex, our basic petrochemicals plant in the São Paulo Complex, two of our polyolefins plants in the State of São Paulo, and our PVC distribution center in the State of São Paulo are mortgaged or pledged to secure certain of our financial transactions.

Insurance

We carry insurance for our plants in Brazil against material damage and consequent business interruption through separate “all risks” policies for Braskem, Quattor and RioPol with total replacement values of US$17.1 billion, US$3.2 billion and US$1.7 billion, respectively. This insurance coverage is underwritten in the Brazilian insurance market by large Brazilian insurance companies. Approximately 90% of this insurance coverage is reinsured in the international reinsurance market. These “all risks” policies are in force until October 2011 for Braskem, until June 2010 for Quattor and until March 2011 for RioPol.

The material damage insurance for our operations in Brazil provides insurance coverage for losses due to accidents resulting from fire, explosion and machinery breakdown, among others. This coverage has a maximum indemnification limit of US$2 billion per event (combined material damage and business interruption coverage) for Braskem, US$1.6 billion for Quattor and US$1.7 billion for RioPol, respectively. The Braskem policies have deductibles of up to US$10 million and the Quattor and RioPol policies have deductibles of up to US$5 million, depending on the plant.

The business interruption coverage under each of these policies provides insurance for losses resulting from interruptions due to any material damage covered by the policy. The losses are covered until the plant production is fully re-established, with maximum indemnity periods ranging from 12 to 24 months.

We also have a third-party liability policy for our operations in Brazil, which covers losses for damages caused to third parties from our operations, including sudden environmental pollution, up to a limit of US$85 million per loss or occurrence for Braskem and up to a limit of US$30 million per loss or occurrence for each of Quattor and RioPol.

We carry separate insurance for our plants in the United States against material damage and consequent business interruption through “all risks” policies with a total replacement value of US$1.43 billion. Our insurance coverage for the Braskem Americas plants is underwritten in the U.S. insurance market by large insurance companies. Approximately 27% of this insurance coverage is reinsured in the international reinsurance market. These “all risks” policies are in force until April 2011.

The material damage insurance for our plants in the United States provides insurance coverage for losses due to accidents resulting from fire, explosion, boiler and machinery breakdown, among others. This coverage has a maximum indemnification limit of US$500 million per event (combined material damage and business interruption coverage) and has deductibles of US$1 million for each plant, and a specific windstorm deductible of US$7.5 million for our La Porte plant. The business interruption coverage provides insurance for losses resulting from interruptions due to any material damage covered by the policy. The losses are covered until the plant production is fully re-established, with maximum indemnity periods of 24 months.

We also have a third-party liability policy for our operations in the United States, which covers losses for damages caused to third parties from our operations, including sudden environmental pollution, up to a limit of US$100 million per loss or occurrence.

In addition to these policies, we maintain other insurance policies for specific risks, including directors and officers liability coverage, workers´ compensation, employers practice liability, automotive insurance and other kinds of coverage that are not covered by our “all risks” policies.

We do not anticipate having any difficulties in renewing any of our insurance policies and believe that our insurance coverage is reasonable in amount and consistent with industry standards applicable to chemical companies operating globally.

Antitrust Matters

Under Brazilian Law No. 8,884/94, any transaction that results in a concentration of market share equal to or greater than 20.0% of any relevant market or that involves any company or group of companies with annual gross sales of R$400.0 million or more must be submitted to and approved by the Brazilian antitrust authorities, which consist of three entities:

•         CADE, an independent agency consisting of a president and six members;

•         the Economic Law Office of the Ministry of Justice (Secretaria de Direito Econômico), or SDE; and

•         the Economic Monitoring Office of the Ministry of Finance (Secretaria de Acompanhamento Econômico), or SEAE, which reviews transactions from an economic viewpoint.

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

The Quattor Acquisition and the Sunoco Chemicals Acquisition are subject to the final approval of the Brazilian antitrust authorities. However, Brazilian law permits us to consummate these transactions prior to receiving this final approval, unless CADE issues a writ of prevention blocking a transaction or requires the parties to enter into an agreement permitting the effects of the transaction to be reversed which, by its terms, delays the consummation of the transaction. We, together with Petrobras, submitted the terms and conditions of the Quattor Acquisition for review by the Brazilian antitrust authorities on February 5, 2010. We submitted the terms and conditions of the Sunoco Chemicals Acquisition for review by the Brazilian antitrust authorities on February 24, 2010. The antitrust authorities will determine whether these transactions negatively impact competitive conditions in the markets in which we compete or adversely affect consumers in these markets. There can be no assurances that the Brazilian antitrust authorities will approve the Quattor Acquisition or the Sunoco Chemicals Acquisition as currently structured or that these authorities will not impose additional conditions on the Quattor Acquisition or the Sunoco Chemicals Acquisition.

ITEM 4A. UNRESOLVED STAFF COMMENTS.

Not applicable.

ITEM 5. OPERATING AND FINANCIAL REVIEW AND PROSPECTS

The following discussion of our financial condition and results of operations should be read in conjunction with our audited consolidated financial statements at December 31, 2009 and 2008 and for the three years ended December 31, 2009, as well as with the information presented under “Presentation of Financial and Other Information” and “Item 3. Key Information—Selected Financial Information.”

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

•         a discussion of the principal factors that influence our financial condition and results of operations;

•         a discussion of developments since December 31, 2009 that may materially affect our financial condition and results of operations;

•         a discussion of our results of operations for the years ended December 31, 2009, 2008 and 2007;

•         a discussion of our liquidity and capital resources, including our working capital at December 31, 2009, our cash flows for the years ended December 31, 2009, 2008 and 2007, and our material short-term and long-term indebtedness at December 31, 2009;

•         a discussion of our contractual commitments; and

•         a discussion of market risks that may have a material effect on our results of operations, financial condition and liquidity.

Overview

We are the largest producer of petrochemical resins in the Americas and the eighth largest producer of petrochemical resins in the world, based on annual production capacity at December 31, 2009, and we are the only producer of ethylene, polyethylene and polypropylene in Brazil. We produce a diversified portfolio of petrochemical products in our 29 plants in Brazil and the United States, and have a strategic focus on polyethylene, polypropylene and PVC. We are also the third largest Brazilian-owned private sector industrial company, based on net sales revenue in 2008. We recorded net sales revenue of R$15,248.3 million and net income of R$767.8 million during the year ended December 31, 2009.

Our results of operations will be significantly influenced in future periods as a result of our acquisition of the Quattor Companies and our acquisition of Braskem Americas in the Sunoco Chemicals Acquisition. For information regarding these acquisitions, see “Item 4. Information on the Company—History and Development of Our Company—The Sunoco Chemicals Acquisition” and “—History and Development of Our Company—The Quattor Acquisition.” In addition, our results of operations for the years ended December 31, 2009, 2008 and 2007 have been influenced, and our results of operations will continue to be influenced, by a variety of factors, including:

•         the growth rate of Brazilian GDP, which was stagnant during the year ended December 31, 2009, and grew by 5.1% in 2008 and 5.4% in 2007, and which affects the demand for our products and, consequently, our domestic sales volume;

•         the expansion of global production capacity for the products that we sell and the growth rate of the global economy;

•         the international market price of naphtha, our principal raw material, expressed in dollars, which has been volatile during the three years ended December 31, 2009, increasing from US$545.78 per ton on January 1, 2007 to a peak of US$1,091.85 per ton in June 2008, declining to US$258.16 in December 2008 and increasing to US$684.13 per ton on December 31, 2009, and which has a significant effect on the cost of producing our products;

•         the average domestic prices of our principal products expressed in dollars, which fluctuate to a significant extent based on fluctuations of international prices for these products and which also have a high correlation to our raw material costs;

•         our capacity utilization rates, which increased for many of our products during 2009 as a result of higher demand for our products, increased efficiency at many of our production facilities and fewer scheduled maintenance stoppages;

•         changes in the real/U.S. dollar exchange rate, including the appreciation of the Brazilian real against the U.S. dollar by 25.5% in the year ended December 31, 2009, the depreciation of the Brazilian real against the U.S. dollar by 24.2% in 2008 and the appreciation of the Brazilian real against the U.S. dollar by 20.7% in 2007 which have affected our financial expenses as a result of our significant U.S. dollar-denominated liabilities that require us to make principal and interest payments in U.S. dollars;

•         the level of our outstanding indebtedness, fluctuations in benchmark interest rates in Brazil, which affect our interest expenses on our real-denominated floating rate debt, and fluctuations in the LIBOR rate, which affects our interest expenses on our dollar-denominated floating rate debt;

•         inflation rates in Brazil, which experienced deflation of 1.4% in 2009 and inflation of 9.1% in 2008 and 7.9% in 2007, in each case, as measured by the IGP-DI, and the effects of inflation on our operating expenses denominated in reais and our real-denominated debt that is indexed to take into account the effects of inflation or bears interest at rates that are partially adjusted for inflation;

•         the results of operations of those companies in which we had minority equity interests, such as Copesul, Politeno and Petroflex, a portion of which were consolidated into our results of operations as required by Brazilian GAAP; and

•         the tax policies adopted by, and resulting tax obligations to, the Brazilian government and the governments of the Brazilian states in which we operate.

Our financial condition and liquidity is influenced by various factors, including:

•         our ability to generate cash flows from our operations and our liquidity;

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

•         our capital expenditure requirements, which consist primarily of maintenance of our operating facilities, expansion of our production capacity and research and development activities; and

•         the requirement under Brazilian law and our by-laws that we pay dividends on an annual basis in an amount equal to at least 25% of our adjusted net income, unless our board of directors deems it inconsistent with our financial position and the decision of our board of directors is ratified by our shareholders.

Financial Presentation and Accounting Policies

Presentation of Financial Statements

We have prepared our consolidated financial statements at December 31, 2009 and 2008 and for the three years ended December 31, 2009 in accordance with Brazilian GAAP, which differs in certain respects from U.S. GAAP.

Our consolidated financial statements have been prepared in accordance with Instruction 247. Instruction 247 requires our company to proportionally consolidate jointly controlled companies that are not our subsidiaries but which we jointly control with one or more other shareholders.

Prior to April 1, 2007, we proportionally consolidated the results of Copesul in our consolidated financial statements. As a result of the Ipiranga Transaction, we have fully consolidated Copesul’s results in our consolidated financial statements as from April 1, 2007.

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

Prior to April 1, 2008, we proportionally consolidated the results of Paulínia in our consolidated financial statements. As a result of the completion of the first phase of the Petrobras Transaction, we have fully consolidated the results of Paulínia and its subsidiaries in our consolidated financial statements as from April 1, 2008. On September 30, 2008, Ipiranga Petroquímica and Paulínia merged with and into Braskem.

Operating Segments and Presentation of Segment Financial Data

We have implemented an organizational structure that we believe reflects our business activities and corresponds to our principal products and production processes. We now have three production business units and one distribution business unit, and report our results by four corresponding segments to reflect this organizational structure:

•       Basic Petrochemicals—This segment includes our production and sale of basic petrochemicals at the Northeastern Complex and the Southern Complex, our supply of utilities to second generation producers, including some producers owned or controlled by our company, and our production and sale of Caprolactam and related products.

•        Polyolefins—This segment includes the production and sale of polyethylene and polypropylene by our company and our PET operations which were permanently closed in 2008.

•         Vinyls—This segment includes our production and sale of PVC, caustic soda and EDC.

•        Chemical Distribution —This segment includes the operations of QuantiQ and Varient, and consists of the distribution of petrochemical products manufactured by our company and other domestic and international companies. This segment began reporting as from April 1, 2007 as a result of our acquisition of control of QuantiQ in the Ipiranga Transaction.

We evaluate and manage business segment performance based on information generated from our statutory accounting records, which are maintained in accordance with Brazilian GAAP, and, accordingly, the segment data included in this annual report is presented under Brazilian GAAP. We have included a reconciliation of the results of operations of our segments to our consolidated results of operations under “—Results of Operations” below.

Critical Accounting Policies

The presentation of our financial condition and results of operations in conformity with Brazilian GAAP requires us to make certain judgments and estimates regarding the effects of matters that are inherently uncertain and that impact the carrying value of our assets and liabilities. Actual results could differ from these estimates. In order to provide an understanding about how we form our judgments and estimates about certain future events, including the variables and assumptions underlying the estimates, and the sensitivity of those judgments to different variables and conditions, we have included comments related to the following critical accounting policies under Brazilian GAAP:

•         Impairment and depreciation and amortization of permanent assets. Our goodwill and property, plant and equipment at December 31, 2009 were R$2,080.7 million and R$10,044.2 million, respectively. The recoverable value of property, plant and equipment and other noncurrent assets including intangible assets (other than goodwill) are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. The recoverable value of goodwill is reviewed for impairment on an annual basis. An impairment loss is recognized for the amount by which the asset’s carrying amount exceeds its recoverable amount. The recoverable amount is the higher of an asset’s fair value less costs to sell and value in use. For the purposes of assessing impairment, assets are grouped at the lowest level for which there are separately identifiable cash flows (cash-generating units). Non-financial assets other than goodwill that suffered an impairment are reviewed for possible reversal of the impairment at each reporting date. During the year ended December 31, 2009, we recorded impairment charges of R$25.0 million related to our São Paulo PVC plant. During the year ended December 31, 2008, we recorded impairment charges of R$102.8 million related to our PET plant and R$29.6 million related to our caprolactam plant. We did not record any impairment in the year ended December 31, 2007. As of December 31, 2009, we do not believe that any of our other cash generating units was at risk of impairment.

Our impairment tests consider the lowest level of cash generating units based on our operating and segment structure at year end. We generate cash flow projections for each cash generating unit over the useful life of the related assets. Definition of different segments or changes in our operations could impact the definition of our cash generating units.

The discount rate applied is based on the weighted average cost of capital for the respective operations at the relevant dates. Our projections include assumptions regarding volumes that consider actual production, and assumptions regarding prices based on a sales prices cycle of approximately seven years for our products. The margins realized during the current price cycle reached its low point in 2009. Market indicators for margins for our products in 2010 are more optimistic than those used in our projections. Changes to our projected margins resulting from changes in the petrochemical cycle or strategic decisions to suspend or terminate production of certain plants could significantly impact our impairment charges. The impairment test performed at December 31, 2009 supports a 10% negative fluctuation in contribution margin without changing the impairment result.

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

At December 31, 2009, we had entered into derivative transactions to mitigate our exposure to exchange rate fluctuations related to a long-term loan denominated in Japanese yen and fluctuations in LIBOR related to an export pre-payment facility that bears interest at a rate based on LIBOR. Both types of derivative transactions matched with the contractual cash-flows of the hedged indebtedness. Assuming a 50% variance in the exchange rate for reais into Japanese yen and in the LIBOR rate at December 31, 2009, the present value of the currency derivative would be R$101.9 million and of the LIBOR swap would be R$27.1 million.

•         Current taxes. Prior to November 2009, we did not record Social Contribution on Net Income (Contribuição Social Sobre o Lucro Líquido), or CSLL, taxes, nor any related deferred taxes, based on a favorable decision issued by the Brazilian Federal Supreme Court exempting our company from paying CSLL taxes in a lawsuit that we brought challenging the constitutionality of the CSLL. This decision was overturned in a subsequent rescission action filed by the Brazilian tax authorities, and we appealed this decision. We filed for voluntary termination of these suits and agreed to pay R$1,220.2 million in 180 equal monthly installments in full settlement of the claims of the tax authorities with respect to these matters. See “Item 8. Financial Information—Legal Proceedings—Tax Proceedings.”

•         Deferred Tax. We recognize deferred tax assets and liabilities based on the differences between the financial statement carrying amounts and the tax basis of assets and liabilities using prevailing tax rates. We regularly review any deferred tax assets for recoverability and reduce their carrying value based on our historical taxable income, projected future taxable income and the expected timing of any reversals of existing temporary differences. If one of our subsidiaries operates at a loss or is unable to generate sufficient future taxable income, or if there is a material change in the actual effective tax rates or the time period within which the underlying temporary differences become taxable or deductible, we evaluate the need to reduce partially or completely the carrying value of our deferred tax assets. The recognition of deferred tax assets requires historical evidence of taxable profit, recognition of deferred tax assets is limited to future projections of taxable profits over a 10-year period, and recognition of deferred tax assets is further limited based on a calculation of discounted future profits. As a result of our recording valuation allowances based on the withdrawal of administrative lawsuits, we recognized an additional defered tax asset of R$264.2 million as of December 31, 2009. Additionally, we used defered tax assets not recorded in 2008 amounting to R$502.0 million to write-off tax liabilities in 2009.

•         Contingencies. We are currently involved in numerous judicial and administrative proceedings, as described under “Item 8. Financial Information—Legal Proceedings” and in notes 9, 19, 20 and 24 to our audited consolidated financial statements. We record accrued liabilities for contingencies that we deem probable of creating an adverse effect on our results of operations or financial condition. We believe that these contingencies are properly recognized in our financial statements.

•         Provision for doubtful accounts. We record a provision for doubtful accounts in an amount considered sufficient to cover estimated losses on the realization of our receivables, taking into account our loss experience and the aging of our accounts receivable. Additionally, we analyze, on a monthly basis, the amounts and characteristics of trade accounts receivable compared to our pre-defined credit limits for our customers in order to determine if additional provisions are required. At December 31, 2009, our total trade accounts receivable was R$1,938.6 million and the provision for doubtful account was R$220.8 million. The outstanding amount excludes accounts receivable that were renegotiated during the year ended December 31, 2009. Significant changes in our historical loss experience on accounts receivable which are not apparent through our aging analysis could require significant changes to our provisions for doubtful accounts.

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

•         Pension plans. For defined benefit plans that we sponsor, we calculate our funding obligations based on calculations performed by independent actuaries using assumptions that we provide about interest rates, investment returns, levels of inflation, mortality rates and future employment levels. Collectively, these assumptions directly impact our liability for accrued pension costs and the amounts we record as pension costs, although individual assumptions are not expected to be material. In June 2005, Braskem announced that it intends to withdraw as a sponsor of one of its defined benefit plans. Such withdrawal was ratified by the Supplementary Pensions Department on April 29, 2009. The financial settlement of this plan took place during 2009, with 100% of the individual withdrawal reserves being made available to participants. The sponsorship withdrawal process will be completed in 2010 with the payment of the surplus of the plan, after deduction of administrative expenses and payment to the remaining participants. In addition, in June 2009, the Company communicated to Fundação Francisco Martins Bastos its withdrawal as a sponsor, in conformity with the Fundação by-laws. The calculation of mathematical reserves of participants was completed in November 2009. In that month, the process was formally submitted to the approval of the Supplementary Social Security Secretary. Unrecognized actuarial gains and losses are amortized either over the estimated future service period of employees or over the estimated period of the plan final settlement, whichever is less.

Principal Factors Affecting Our Results of Operations

Expected Effects of the Quattor Acquisition

On January 22, 2010, we entered into the Quattor Investment Agreement with Odebrecht, OSP, Petrobras, Petroquisa and Unipar under which, among other things:

•         In April 2010, we conducted a capital increase through a private subscription by our shareholders as a result of which we received net cash proceeds of R$3,742.6 million in exchange for the issuance of 243,206,530 of our common shares and 16,697,781 of our class A preferred shares.

•         In April 2010, we purchased 60% of the outstanding share capital of Quattor from Unipar for an aggregate amount of R$659.4 million and the assumption of a put option granted by Unipar to BNDESPAR with respect to the shares of RioPol held by BNDESPAR. Quattor is a holding company that owns, directly and indirectly, 75.0% of the outstanding share capital of RioPol, 99.3% of the outstanding share capital of Quattor Petroquímica, 100% of the outstanding share capital of Quattor Química, and 33.3% of the outstanding share capital of Polibutenos.

•         In May 2010, we purchased from Unipar all of the outstanding share capital of Unipar Comercial e Distribuidora S.A., or Unipar Comercial, for an aggregate amount of R$27.1 million, and 33.3% of the outstanding share capital of Polibutenos for an aggregate amount of R$22.4 million.

•         We and Petroquisa agreed to engage in a merger of shares transaction in which we will issue an aggregate of approximately 18 million of our common shares to Petroquisa, and Quattor will become our wholly-owned subsidiary. We expect to complete this transaction in the second quarter of 2010.

As a result of our acquisition of control of the Quattor Companies, we have consolidated the results of the Quattor Companies into our financial statements as from April 1, 2010, including the indebtedness of the Quattor Companies. At December 31, 2009, (1) the total outstanding debt of Quattor was R$7,370.9 million, (2) the total outstanding debt of Polibutenos was R$41.3 million, of which R$13.6 million was reflected in the balance sheet of Quattor due to the proportional consolidation of the results of Polibutenos in the financial statements of Quattor, and (3) the total outstanding debt of Unipar Comercial was R$29.8 million.

On March 31, 2010, Quattor prepaid its outstanding indebtedness to the IFC in the aggregate principal amount of US$145 million.

On April 8, 2010, Quattor entered into a credit agreement with an international financial institution under which Quattor borrowed an aggregate principal amount of R$563 million. This loan bears interest, payable in arrears at the CDI rate plus 1.20% per annum. The principal amount of this loan matures within 120 days after disbursement. This loan can be prepaid at any time without penalty.

On April 15, 2010, Quattor prepaid its outstanding indebtedness to the Exim Bank and under its loan agreements guaranteed by SACE. The aggregate principal amount outstanding under these loans was US$281 million.

Following the Quattor Acquisition and through May 26, 2010, we prepaid R$2,208.9 million aggregate principal amount of Quattor’s outstanding real-denominated indebtedness and US$271.7 million of Quattor’s outstanding U.S. dollar-denominated indebtedness.

We expect to incur costs and capital expenditures in connection with the integration of the operations of Quattor and our company, which we intend to complete as soon as possible.

Our net sales volumes, net sales revenue, gross profit and operating income and net income will be significantly affected as from April 1, 2010 by the consolidation in our financial statements of the consolidated results of operations of the Quattor Companies. In 2009, Quattor recorded net revenues of R$4,722.3 million, operating profit before net financial results and equity adjustment of R$160.9 million and net loss of R$229.2 million. Our operating income and net income could also be affected by any future impairment of the goodwill that we record as a result of the acquisition of the Quattor Companies. In our tax accounts, this goodwill will be amortized over a period of ten years, reducing our taxable net income during this period and, consequently, reducing our payments of income taxes and social contribution to the extent that we otherwise generate taxable income during this period. Our contractual commitments will substantially increase as a result of our assumption of Quattor’s obligations to purchase raw materials in an aggregate amount of R$10,831.1 million through 2026.

Expected Effects of the Sunoco Chemicals Acquisition

On April 1, 2010, we acquired all of the outstanding capital stock of Sunoco Chemicals, which we have renamed Braskem Americas, for US$356.0 million. The assets of Braskem Americas consist of three polypropylene plants located in La Porte, Texas, Marcus Hook, Pennsylvania and Neal, West Virginia, with an aggregate annual production capacity of 950,000 tons, as well as a petrochemicals research facility in Pittsburgh, Pennsylvania. As a result of our acquisition of Braskem Americas, we will consolidate the results of the Braskem Americas into our financial statements as from April 1, 2010.

We expect to incur costs and capital expenditures in connection with the integration of the operations of Braskem Americas and our company, which we intend to complete as soon as possible.

Our acquisition of Braskem Americas will increase the volume of our sales from polypropylene and the related net sales revenue as from April 1, 2010 as a result of the consolidation in our financial statements of the consolidated results of operations of Braskem Americas.

On March 29, 2010, we entered into a syndicated unsecured credit agreement in an aggregate principal amount of US$210 million to finance the Sunoco Chemicals Acquisition. The loans under this credit agreement bear interest at the rate of LIBOR plus 2.625% per annum, payable quarterly in arrears through April 2015. The principal amount of these loans is payable in five equal semi-annual installments, commencing in April 2013.

Growth of Brazil’s Gross Domestic Product and Domestic Demand for Our Products

Our sales in Brazil represented 72.9% of our net sales revenue in the year ended December 31, 2009. As a Brazilian company with a substantial majority of our operations in Brazil, we are significantly affected by economic conditions in Brazil. Our results of operations and financial condition have been, and will continue to be, affected by the growth rate of Brazilian GDP because our products are used in the manufacture of a wide range of consumer and industrial products.

Because of our significant market share in many of the Brazilian markets in which our petrochemical products are sold, fluctuations in Brazilian demand for polyethylene, polypropylene and PVC affect our production levels and net sales revenue. Brazilian GDP grew at an estimated compound average annual rate of 3.2% from 2000 through 2009. From 2000 through 2009, the consumption volumes in Brazil of polyethylene (including EVA), polypropylene and PVC increased at compound average annual rates of 4.3%, 5.7% and 5.3%, respectively.

The following table sets forth the growth rates of Brazilian GDP and domestic demand for polyethylene, polypropylene and PVC for the years ended December 31, 2009, 2008, 2007, 2006 and 2005.

	Year Ended December 31,
	2009	2008	2007	2006	2005

Brazilian GDP	(0.2)%	5.1%	6.1%	3.7%	2.3%
Brazilian consumption of polyethylene	4.4(1)	0.4	7.1	11.4	(1.7)
Brazilian consumption of polypropylene	7.0(1)	0.2	10.3	4.6	2.9
Brazilian consumption of PVC	10.7	14.4	14.5	10.5	2.4

______________

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

The global economic slowdown since September 2008 has had, and may continue to have, a negative effect on economic growth in Brazil. Domestic demand for our thermoplastic resins was adversely affected in the second half of 2008, particularly in the fourth quarter, reflecting a general decline in economic growth in Brazil related to the global economic slowdown, which led to the depreciation of the real against the U.S. dollar and the reduced availability of liquidity and credit.

We believe that domestic demand for thermoplastic resins may continue to be affected by global macroeconomic factors. In addition, although the volume of our basic petrochemical and thermoplastic resin sales has recovered significantly from the levels experienced in the fourth quarter of 2008, exports, for which we generate lower margins than on our domestic sales, have constituted a larger percentage of our sales than has historically been the case. In addition, our margins on domestic sales have been under pressure as the global imbalance of supply and demand has led to increased levels of imports into the Brazilian market.

Brazilian GDP was stagnant in 2009 and domestic resin sales volume declined by 0.4%. Some of the Brazilian economic sectors that represent the principal markets for resins began to recover during the year. Certain sectors related to personal consumption, such as packaging for food products, were not significantly impacted by the slowdown in growth at the end of 2008. Government incentives to promote production in the automotive, durable goods and construction sectors, including a program to support the construction of up to one million homes for low-income families, stimulated demand for resins. We expect continued expansion in the construction sector in 2010 in connection with the construction of facilities and infrastructure to accommodate the World Cup games in 2014 and the Olympic Games in 2016.

In addition to the effects of the global economic slowdown, the decline in global petroleum prices and the significant depreciation of the real against the U.S. dollar in the second half of 2008 resulted in price instability and a significant reduction in purchases of our products as our customers delayed purchases and consumed their inventories in anticipation of reductions in the prices of thermoplastic resins. This destocking trend led to distortions in annual growth rates for the industry. Although purchases of our products by our customers recovered during 2009, inventories in the production chain remained below prior levels through throughout 2009.

The contraction of demand in the United States led U.S. thermoplastic resin producers to increase the volume of exports of their thermoplastic products, leading to an increase in imports of these products in Brazil that placed pressure on our margins on domestic sales.

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

A variety of petrochemical companies have announced plans to build significant additional ethylene production capacity, primarily in the Middle East and Asia. According to CMAI, 25.3 million tons of annual ethylene capacity are scheduled to be commissioned between 2010 and 2014. However, expansions of ethylene capacity are frequently subject to delays, and we cannot predict when the planned additional capacity will be commissioned, if at all. For example, of the 11.0 million tons of annual ethylene capacity that was scheduled to be commissioned in 2009, only 5.0 million tons has actually commenced production.

Countering this trend towards increased supply have been significant capacity closures announced during the fourth quarter of 2008 and during 2009 as a result of the global economic slowdown. As demand for products containing ethylene derivatives has declined, economically marginal ethylene capacity has been closed, primarily in the United States (approximately 1.7 million tons in 2009) and Western Europe (approximately 0.4 million tons in 2009).

The contraction of demand in the United States led thermoplastic resin producers in the United States to increase the volume of exports of their thermoplastic products in the second half of 2008, leading to greater price competition in the export markets that we serve, which led to a decline in margins available to us in our export sales of these resins. This price competition from United States producers has abated somewhat following the decision of resin producers in the United States to shut down, temporarily or permanently, a portion of their production capacity. However, international pricing pressures increased in the second half of 2009, and we believe that this pressure will continue in 2010 due to the entry of new supply in the Middle East and Asia, which are expected to more than offset the effects of the production stoppages and plant closures in the United States and Europe. We anticipate that the increased price pressure caused by this new supply combined with the global economic contraction, will result in opportunities for industry consolidation and create downward pressure on resin prices.

Based on historical growth of demand for polyethylene, polypropylene and PVC, we believe that the additional capacity introduced in the market in 2009 and expected in 2010 will be absorbed by the market in the medium-term. However, we expect that the production generated by this increase in capacity may lead to continued pressure on prices in the international markets and an increase in competition from imports in the Brazilian markets, which could adversely affect our net sales revenues, gross margins and overall results of operations.

Effects of Fluctuations in Naphtha Prices

Fluctuations in the international market price of naphtha have significant effects on our costs of goods sold and the prices that we are able to charge our customers for our first and second generation products.

Effects on Cost of Sales

Naphtha is the principal raw material used by our Basic Petrochemicals Unit and, indirectly, in our other business units. In 2009, naphtha and condensate accounted for 89.5% of the total cost of sales of our Basic Petrochemicals Unit and 66.6% of our direct and indirect consolidated cost of sales and services rendered.

The cost of naphtha varies in accordance with international market prices, which fluctuate depending upon the supply and demand for oil and other refined petroleum products. We purchase naphtha under a long-term supply contract with Petrobras, and we import naphtha from other suppliers through our terminal at Aratú in the State of Bahia and Petrobras’ terminal at Osório in the State of Rio Grande do Sul. The prices that we pay for naphtha under these arrangements, other than our supply contract with Petrobras, are based on the Amsterdam-Rotterdam-Antwerp market price for naphtha. As a result, fluctuations in the Amsterdam-Rotterdam-Antwerp market price for naphtha have had a direct impact on the cost of our first generation products.

Our contract with Petrobras provides for naphtha prices based on a variety of factors, including the market prices of naphtha and other basic petrochemical derivatives, the volatility of the prices of these products in the international markets, the real/U.S. dollar exchange rate, and the level of paraffinicity of the naphtha that is delivered. As a result, we believe that the cost of our first generation products will be less exposed to fluctuations in the Amsterdam-Rotterdam-Antwerp market price for naphtha in the future.

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

Effects on Prices of Our Products

The prices that we charge for many of our basic petrochemical products are determined by reference to the European contract prices for these products. Because European producers of basic petrochemical products primarily use naphtha as a raw material, changes in the European contract prices are strongly influenced by fluctuations in international market prices for naphtha. To the extent that our prices are based on the European contract prices for our products, the prices that we charge for these products are significantly influenced by international market prices for naphtha.

We negotiate the real prices for certain of our products, principally polyethylene, polypropylene and PVC, on a monthly basis with our domestic customers. We attempt to revise our prices to reflect changes in the international market prices of these products, which tend to fluctuate in tandem with naphtha prices, and the appreciation or depreciation of the real against the U.S. dollar. However, during periods of high volatility in international market prices or exchange rates, we are sometimes unable to fully reflect these changes in our prices in a prompt manner.

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

The table below sets forth capacity utilization rates with respect to the production facilities for some of our principal products for the years ended December 31, 2009, 2008 and 2007.

	Year Ended December 31,
	2009	2008	2007

Ethylene	89%	84%	94%(1)
Polyethylene	89(2)	80	91(3)
Polypropylene	86	87	97(3)
PVC	91	99	91

______________

(1)   Giving effect to our consolidation of the results of Copesul as from April 1, 2007.

(2)   Giving effect to our consolidation of the results of Triunfo as from January 1, 2009.

(3)   Giving effect to our consolidation of the results of Ipiranga Petroquímica as from April 1, 2007.

As a result of weak domestic demand for thermoplastic resins and the reduced demand for, and margins on, our exports of these products, we reduced the capacity utilization rates of our polyolefins plants in the fourth quarter of 2008, and in December 2008 we temporarily shut down one of our ethylene crackers in the Northeastern Complex and one of our ethylene crackers in the Southern Complex. In February 2009, we resumed production at these facilities with production returning to full capacity and historical levels in March 2009. Our effective annual ethylene production capacity was reduced to 2.3 million tons of ethylene during the period in which these crackers were shut down.

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

During the year ended December 31, 2009, 27.1% of our net sales revenue was derived from export sales of our products as compared with 22.2% of our net sales revenue during 2008. Net sales revenues derived from export sales increased by 3.6% in the year ended December 31, 2009.

During the years ended December 31, 2009, exports to other countries in the Americas accounted for 62.8% of our export sales. During the same period, exports to Europe accounted for 27.0% of our export sales, and exports to East Asia accounted for 9.3% of our export sales.

Our ability to export to other countries is a function of the level of economic growth in these countries and other economic conditions, including prevailing inflation rates. We believe that continued slow or negative growth in the global economy will likely lead to reduced global demand and international market prices for our products, and consequently reduced domestic prices for our products. In addition, reduced global demand for our products impairs our ability to export our products in response to a decline in domestic demand for these products.

The global economic slowdown since September 2008 has had, and may continue to have, a negative effect on economic growth in the countries to which we export our products. Global demand for our thermoplastic resins has been adversely affected beginning in the second half of 2008, reflecting the global economic slowdown. In addition, Chinese demand for thermoplastic resins declined following the conclusion of the Olympic Games in August 2008, and demand for thermoplastic resins in the United States and Europe declined as the effects of the global economic slowdown became more pronounced beginning in the second half of 2008.

Although recovery from the global economic slowdown has been slow in industrialized economies, particularly in the United States, the European Community and Japan, emerging markets such as China, India and Brazil began to record consumption growth in the first half of 2009 and were able to sustain this growth throughout the remainder of 2009 and we believe that this growth may continue through 2010.

Uncertainty persists regarding the pace of recovery in the global economy. The United States has shown signs of improvement; however, recent developments in the sovereign debt markets relating to countries in the European Union, particularly Greece, have led to increased uncertainty regarding the economic recovery in Europe.

Effects of Fluctuations in Exchange Rates between the Real and the U.S. Dollar

Our results of operations and financial condition have been, and will continue to be, affected by the rate of depreciation or appreciation of the real against the U.S. dollar because:

•         a substantial portion of our net sales revenue is denominated in or linked to U.S. dollars;

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

Virtually all of our sales are of petrochemical products for which there are international market prices expressed in U.S. dollars. We generally attempt to set prices that take into account (1) the international market prices for our petrochemical products, and (2) in Brazil, variations in the real/U.S. dollar exchange rate. As a result, although a significant portion of our net sales revenue is denominated in reais, substantially all of our products are sold at prices that are based on international market prices that are quoted in U.S. dollars.

Fluctuations in the real affect the cost of naphtha and other U.S. dollar-linked or imported raw materials. The price of naphtha, our principal raw material, is linked to the U.S. dollar. The pricing formula included in the contract with Petrobras under which we purchase naphtha for our basic petrochemical plants in the Northeastern and Southern Complexes includes a factor that adjusts the price to reflect the real/U.S. dollar exchange rate.

When the real depreciates against the U.S. dollar, assuming naphtha costs and international market prices of our products remain constant in U.S. dollars, the production cost for our products increases and we generally attempt to increase the Brazilian prices for our products in reais (to the extent possible in light of then-prevailing market conditions in Brazil), which may result in reduced sales volumes of our products. To the extent that our price increases are not sufficient to cover the increased costs for raw materials, our operating margin decreases. Conversely, when the real appreciates against the U.S. dollar, assuming naphtha costs and international market prices of our products remain constant in U.S. dollars, the production cost for our products decreases and we generally decrease the Brazilian prices for our products in reais, which may result in increased sales volumes of our products. In periods of high volatility in the real/U.S. dollar exchange rate, there is usually a lag between the time that the U.S. dollar appreciates or depreciates and the time that we are able to pass on increased, or are required to pass on reduced, costs in reais to our customers in Brazil. These pricing discrepancies decrease when the real/U.S. dollar exchange rate is less volatile.

Our consolidated U.S. dollar-denominated indebtedness represented 63.9% our outstanding indebtedness at December 31, 2009, excluding related party debt. As a result, when the real depreciates against the U.S. dollar:

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

Export sales and sales by Braskem Americas, which enable us to generate receivables payable in foreign currencies, tend to provide a hedge against a portion of our U.S. dollar-denominated debt service obligations, but they do not fully match them. Accordingly, we often enter into hedges to mitigate exchange rate fluctuations in our U.S. dollar-denominated indebtedness. To further mitigate our exposure to exchange rate risk, we try, where possible, to enter into trade finance loans for our working capital needs, which funding is generally available at a lower cost because it is linked to U.S. dollar exports. However, future U.S. dollars that we generate from export sales and sales by Braskem Americas may not be in an amount sufficient to cover all of our U.S. dollar trade finance liabilities.

Effect of Level of Indebtedness and Interest Rates

At December 31, 2009, our total outstanding consolidated indebtedness on a consolidated basis was R$9,760.1 million. The level of our indebtedness results in significant financial expenses that are reflected in our statement of operations. Financial expenses consist of interest expense, exchange variations of U.S. dollar- and other foreign currency-denominated debt, foreign exchange losses or gains, and other items as set forth in note 26 to our audited consolidated financial statements. In the year ended December 31, 2009, we recorded total financial expenses of R$694.0 million, of which R$637.4 million consisted of interest expense, R$205.5 million consisted of monetary variation on financing and R$2,929.3 million consisted of foreign exchange gains. The interest rates that we pay depend on a variety of factors, including prevailing Brazilian and international interest rates and risk assessments of our company, our industry and the Brazilian economy made by potential lenders to our company, potential purchasers of our debt securities and the rating agencies that assess our company and its debt securities.

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

Effects of Brazilian Inflation

Brazilian inflation affects our financial performance by increasing some of our operating expenses denominated in reais (and not linked to the U.S. dollar). A significant portion of our costs of sales and services rendered, however, are denominated in or linked to the U.S. dollar and are not substantially affected by the Brazilian inflation rate. Some of our real-denominated debt is indexed to take into account the effects of inflation. Under this debt, the principal amount generally is adjusted with reference to the General Price Index—Market (Índice Geral de Preços—Mercado), or the IGP-M, an inflation index, so that inflation results in increases in our financial expenses and debt service obligations. In addition, a significant portion of our real-denominated debt bears interest at the TJLP or the CDI rate, which are partially adjusted for inflation.

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

At December 31, 2007, we owned 33.5% of the total share capital of Petroflex, including 33.6% of its voting share capital. In April 2008, we sold all of our share capital in Petroflex to Lanxess for an aggregate price of R$252.1 million. See “Item 4. Information on the Company—History and Development of Our Company—Petroflex Transactions.” Prior to December 1, 2007, we proportionally consolidated the results of Petroflex in our consolidated financial statements. As a result of our entering into an agreement in December 2007 to sell our interests in Petroflex, we accounted for our interest in Petroflex in our Brazilian GAAP financial statements using the equity method as from December 1, 2007.

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

We were exempt from corporate income tax on the profits arising from the sale of PVC manufactured at our Alagoas plant and PET manufactured at our plant in the Northeastern Complex until December 31, 2008. Our application for an extension of the exemption relating to PVC manufactured at our Alagoas plant is being reviewed by the tax authorities. In addition, we are entitled to pay only 25% of the statutory income tax rate on the profits arising from the sale of:

•        polyethylene manufactured at one of our polyethylene plants in the Northeastern Complex and basic petrochemical products manufactured in the Northeastern Complex, until December 31, 2011;

•        polyethylene manufactured at one of our polyethylene plants in the Northeastern Complex, caustic soda, chlorine and EDC, produced at our plants in the Northeastern Complex and Alagoas, and caprolactam manufactured in the Northeastern Complex until December 31, 2012;

•         PVC manufactured at our plant in the Northeastern Complex until December 31, 2013; and

•         polyethylene manufactured at one of our polyethylene plants in the Northeastern Complex until December 31, 2016.

Each of our exemptions entitles us to pay only 87.5% of the statutory income tax rate on the profits arising from products manufactured at these plants for a period of one or more years after the dates set forth above.

Due to operating losses sustained by us in the past, we had R$689.5 million of deferred tax assets arising from R$2,020.9 million of tax loss carryforwards available at December 31, 2009. Income tax loss carryforwards available for offset in Brazil do not expire. However, the annual offset is limited to 30% of our adjusted net profits. This limit also affects the CSLL.

Our export sales are currently exempt from (1) the Social Integration Program (Programa de Integração Social), or PIS, a federal value-added tax, (2) the Contribution for Social Security Financing (Contribuição para Financiamento da Seguridade Social), or COFINS, a federal value-added tax, (3) the Tax on Industrial Products (Imposto sobre Produtos Industrializados), or IPI, a federal value-added tax on industrial products, and (4) the Tax on the Circulation of Merchandise and Services (Imposto sobre Operações Relativas à Circulação de Mercadorias e sobre Prestações de Serviços de Transporte Interestadual, Intermunicipal e de Comunicação), or ICMS, a state value-added tax on sales and services, under generally available exemptions.

Settlement of Tax Disputes

In November 2009, we settled numerous tax proceedings in which our company had challenged assessments against us of IPI and CSLL taxes and include these amounts in the Tax Debit Repayment Program offered by the Office of the General Counsel to the National Treasury and the Federal Brazilian Revenue Service (Receita Federal do Brasil). The total amount of the debits included in the repayment program was R$3,583.6 million. Under this program, we agreed to pay R$1,138.3 million in 12 monthly installments with respect to the amounts of IPI which we had contested, and agreed to pay R$1,220.2 million in 180 monthly installments with respect to the amounts of CSLL which we had contested. For more information on these tax suits, see “Item 8. Financial Information—Legal Proceedings—Tax Proceedings.”

Of the R$2,363.4 million included in the installment program with respect to the amounts of IPI which we had contested, we settled R$285.6 million through the use of our negative tax base and R$939.5 million through the use of tax losses. As a result of this settlement, we recorded other operating loss in 2009 and additional liabilities in the amount of R$1,152.2 million. As a result of the settlement with respect to the amounts of CSLL which we had contested, we recorded financial expenses of R$752.9 million and additional R$340.8 million as Social contribution – Installment Payment Law No. 11,941/09 in our income statements in 2009, and recorded additional liabilities in the amount of R$1,094.2 million.

In March 2010, we filed for voluntary termination of lawsuits relating to claims against us by the Brazilian federal tax authorities for payment of contested federal taxes, including CSLL, PIS/COFINS and IPI, and elected to participate in the federal tax installment program established by Law No. 11,941/09, which substantially reduced the default charges and fines that could have been levied against us if we were unsuccessful in these lawsuits. In connection with these voluntary terminations, we agreed to pay expenses of R$368.2 million, which was considered a subsequent event of a type that was required to be recorded in our balance sheet at December 31, 2009. We recorded expenses of R$241.7 million in 2009, and reclassified R$126.5 from tax payable to installment program.

Recent Developments

The following is a summary of major transactions entered into, and other developments affecting, our company since December 31, 2009.

Pre-Export Finance Agreements

In March 2010, we entered into three pre-export finance agreements in the aggregate principal amount of US$320.0 million. Each of these facilities bears interest at a rate of LIBOR plus 2.50% per annum, payable in arrears. The principal amount of each of these facilities is payable in five semi-annual payments commencing in March 2013.

The Sunoco Chemicals Acquisition

On April 1, 2010, we acquired all of the outstanding capital stock of Sunoco Chemicals for US$356.0 million, which we have renamed Braskem Americas. The assets of Braskem Americas consist of three polypropylene plants located in La Porte, Texas, Marcus Hook, Pennsylvania and Neal, West Virginia, with an aggregate annual production capacity of 950,000 tons, as well as a petrochemicals research facility in Pittsburgh, Pennsylvania. As a result of our acquisition of Braskem Americas, we will consolidate the results of the Braskem Americas into our financial statements as from April 1, 2010.

On March 29, 2010, we entered into a syndicated unsecured credit agreement in an aggregate principal amount of US$210 million to finance the Sunoco Chemicals Acquisition. The loans under this credit agreement bear interest at the rate of LIBOR plus 2.625% per annum, payable quarterly in arrears through April 2015. The principal amount of these loans is payable in five equal semi-annual installments, commencing in April 2013.

Capital Increase

In April 2010, we conducted a capital increase through a private subscription by our shareholders as a result of which we received net cash proceeds of R$3,742.6 million in exchange for the issuance of 243,206,530 of our common shares and 16,697,781 of our class A preferred shares.

The Quattor Acquisition

On January 22, 2010, we entered into the Quattor Investment Agreement with Odebrecht, OSP, Petrobras, Petroquisa and Unipar under which, among other things:

•         In April 2010, we purchased 60% of the outstanding share capital of Quattor from Unipar for an aggregate amount of R$659.4 million and the assumption of a put option granted by Unipar to BNDESPAR with respect to the shares of RioPol held by BNDESPAR. Quattor is a holding company that owns, directly and indirectly, 75.0% of the outstanding share capital of RioPol, 99.3% of the outstanding share capital of Quattor Petroquímica, 100% of the outstanding share capital of Quattor Química, and 33.3% of the outstanding share capital of Polibutenos.

•         In May 2010, we purchased from Unipar all of the outstanding share capital of Unipar Comercial e Distribuidora S.A., or Unipar Comercial, for an aggregate amount of R$27.1 million, and 33.3% of the outstanding share capital of Polibutenos for an aggregate amount of R$22.4 million.

•         We and Petroquisa agreed to engage in a merger of shares transaction in which (1) we will issue an aggregate of approximately 18 million of our common shares to Petroquisa, and (2) Quattor will become our wholly-owned subsidiary. We expect to complete this transaction in the second quarter of 2010.

Issuance of 7.00% Notes due 2020

 On May 7, 2010, we issued and sold US$400.0 million aggregate principal amount of our 7.00% Notes due 2020. Interest on these notes is payable semi-annually in arrears in May and November of each year and these notes mature on May 7, 2010. We used the proceeds of this offering to prepay a portion of the outstanding indebtedness of Quattor and our company.

Results of Operations

The following discussion of our results of operations is based on our consolidated financial statements prepared in accordance with Brazilian GAAP.

As a result of the Ipiranga Transaction, we have fully consolidated the results of  Ipiranga Química, Ipiranga Petroquímica and Copesul as from April 1, 2007 and included the results of Ipiranga Química in our Chemical Distribution segment, the results of Ipiranga Petroquímica in our Polyolefins segment and the results of Copesul in our Basic Petrochemicals segment as from such date. Prior to April 1, 2007, we did not include the results of our Chemical Distribution segment in our consolidated financial statements, we proportionally consolidated the results of Copesul in our consolidated financial statements to reflect our 29.5% interest in Copesul’s voting and total share capital, and we did not reflect any of the results of Copesul in any of our then-existing segments.

The discussion of the results of our business segments is based upon financial information reported for each of the segments of our business, as presented in the following tables. There are certain differences between the concepts used by our company in preparing information about segments and the requirements of Brazilian GAAP as applied in the statutory financial statements. The principal differences are:

•         investments in certain jointly controlled companies which are required to be proportionally consolidated under Brazilian GAAP are not considered as part of any segment for segment reporting purposes and are included under the columns titled “CVM 247” in the following tables; and

•         operating income for segment reporting purposes does not consider the results of investments in associated companies and financial income and expenses, whereas such results and income and expenses are classified as operating items for statutory reporting purposes.

The following tables set forth the results of each of our segments and the reconciliation of these results of our segments to our consolidated results of operations. This segment information was prepared on the same basis as the information that our senior management uses to allocate resources among segments and evaluate their performance. We evaluate and manage the performance of our segments based on information generated from our statutory accounting records maintained in accordance with Brazilian GAAP and reflected in our consolidated financial statements. However, the operating income presented in the following tables does not include financial expenses, financial income and results from equity accounting.

	Year Ended December 31, 2009
	Net sales revenue	Cost of sales and services rendered	Gross profit	Selling, general and administrative expenses	Depreciation and amortization	Other income (expense), net	Operating income (loss)
	(in millions of reais)

Basic Petrochemicals	R$11,144.2	R$9,720.9	R$1,423.3	R$367.0	R$16.7	R$35.0	R$1,074.6
Polyolefins	7,216.9	6,503.5	713.4	531.9	20.5	1.8	162.8
Vinyls	1,536.4	1,506.9	29.5	149.4	2.7	15.2	(107.4)
Chemical Distribution	548.9	470.2	78.7	55.6	4.9	1.3	19.5
Total segments	20,446.4	18,201.5	2,244.9	1,103.9	44.8	53.3	1,149.5
Eliminations and other (1)	(5,243.6)	(5,563.5)	319.9	62.4	78.3	80.7	259.9
CVM 247	45.5	26.8	18.7	7.6	0.6	0.2	10.7
Consolidated	R$15,248.3	R$12,664.8	R$2,583.5	R$1,173.9	R$123.7	R$134.2	R$1,420.1

	Year Ended December 31, 2008
	Net sales revenue	Cost of sales and services rendered	Gross profit	Selling, general and administrative expenses	Depreciation and amortization	Other income (expense), net	Operating income
	(in millions of reais)

Basic Petrochemicals	R$14,257.5	R$13,026.9	R$1,230.6	R$415.0	R$16.2	R$63.7	R$863.1
Polyolefins	7,534.0	6,256.3	1,277.7	525.8	27.5	38.5	762.9
Vinyls	2,052.8	1,573.6	479.2	174.1	3.2	8.5	310.4
Chemical Distribution	601.8	510.4	91.4	52.7	5.8	2.5	35.4
Total segments	24,446.1	21,367.2	3,078.9	1,167.6	52.7	113.2	1,971.8
Eliminations and other (1)	(6,532.9)	(6,252.5)	(280.4)	(7.7)	490.3	(26.1)	(789.1)
CVM 247	46.3	26.1	20.2	7.2	0.6	(1.1)	11.3
Consolidated	R$17,959.5	R$15,140.8	R$2,818.7	R$1,167.1	R$543.6	R$86.0	R$1,194.0

	Year Ended December 31, 2007
	Net sales revenue	Cost of sales and services rendered	Gross profit	Selling, general and administrative expenses	Depreciation and amortization	Other income (expense), net	Operating income
	(in millions of reais)

Basic Petrochemicals	R$13,036.1	R$11,574.5	R$1,461.6	R$410.6	R$19.0	R$22.1	R$1,054.1
Polyolefins	7,411.0	6,070.3	1,340.7	517.2	19.6	(59.5)	744.4
Vinyls	1,789.4	1,438.1	351.3	201.7	2.1	25.9	173.4
Chemical Distribution	392.6	338.9	53.7	39.1	4.3	(0.7)	9.6
Total segments	22,629.1	19,421.8	3,207.3	1,168.6	45.0	(12.2)	1,981.5
Eliminations and other (1)	(5,654.4)	(5,598.0)	(56.4)	61.5	439.5	142.8	(414.6)
CVM 247	667.8	507.6	160.2	8.6	2.1	0.9	150.4
Consolidated	R$17,642.5	R$14,331.4	R$3,311.1	R$1,238.7	R$486.6	R$131.5	R$1,717.3

______________

(1)   Represents inter-segment transactions and unallocated expenses.

In the following discussion, references to increases or decreases in any period are made by comparison with the corresponding prior period, except as the context otherwise indicates.

Year Ended December 31, 2009 Compared with Year Ended December 31, 2008

The following table sets forth consolidated financial information for the year ended December 31, 2009 and 2008.

	Year Ended December 31,
	2009	2008
	(in millions of reais)

Net sales revenue	R$15,248.3	R$17,959.5
Cost of sales and services rendered	(12,664.8)	(15,140.8)
Gross profit	2,583.5	2,818.7
Selling, general and administrative expenses	(1,173.9)	(1,167.1)
Depreciation and amortization	(123.7)	(543.6)
Other operating income, net	134.2	86.0
Results from equity accounting(1)	(12.1)	(63.7)
Financial expenses, net	366.0	(3,684.5)
Operating income (loss)	1,774.0	(2,554.2)
Other income and expenses, net	(132.5)	(158.7)
Income (loss) before income tax and social contribution and minority interest	1,641.5	(2,712.9)
Income tax and social contribution	(873.7)	278.2
Income (loss) before profit sharing and minority interest	767.8	(2,434.7)
Profit sharing	—	(18.9)
Minority interest	—	(38.5)
Net income (loss)	R$767.8	R$(2,492.1)

______________

(1)   Results from equity accounting comprises the following line items in our consolidated statement of operations: equity in the results, amortization of goodwill (negative goodwill), net, foreign exchange variation, and tax incentives and other.

Net Sales Revenue

Net sales revenue declined by 15.1% in 2009, primarily as a result of:

•         a 21.8% decline in net sales revenue of our Basic Petrochemicals segment;

•         a 25.2% decline in net sales revenue of our Vinyls segment;

•         a 4.2% decline in net sales revenue of our Polyolefins segment; and

•         an 8.8% decline in net sales revenue of our Chemical Distribution segment.

Eliminations of net sales revenues of our segments in consolidation, primarily reflecting intercompany sales of basic petrochemicals by our Basic Petrochemicals segment to our other segments, declined by 19.7% in 2009.

Net Sales Revenue of Our Basic Petrochemicals Segment

Net sales revenue of the Basic Petrochemicals segment declined by 21.8% in 2009, primarily as a result of (1) a 23.3% decline in net sales revenue generated by sales of basic petrochemicals (which exclude condensate, caprolactam and related, fuels and utilities) to our other business units to R$4,854.9 million in 2009 from R$6,330.6 million in 2008, principally as a result of the reduction in prices paid by our other business units for ethylene and propylene, the effects of which were partially offset by the classification of purchases of ethylene by the Triunfo polyethylene plant as internal sales following our acquisition of this plant in 2009, and (2) a 23.5% decline in net sales revenue generated by sales of basic petrochemicals to third parties to R$4,262.7 million in 2009 from R$5,574.2 million in 2008.

Net sales revenue generated by sales of:

•         caprolactam and related products declined by 61.6% to R$93.0 million in 2009 from R$241.9 million in 2008, primarily as a result of the temporary closure of our caprolactam plant in May 2009;

•         fuels declined by 17.6% to R$578.3 million in 2009 from R$701.9 million in 2008, primarily as a result of an 11.1% decline in the average domestic sales price of automotive gasoline, a 34.8% decline in the average export sales price of automotive gasoline, and a 9.5% decline in the sales volume of automotive gasoline;

•         utilities, including sales of utilities to our other segments, declined by 13.7% to R$515.4 million in 2009 from R$597.2 million in 2008; and

•         naphtha and condensate, a significant portion of which was sold to RPR, which refined condensate into naphtha for resale to our Basic Petrochemicals segment, increased by 3.5% to R$839.9 million in 2009 from R$811.7 million in 2008.

The most significant factors contributing to the decline of net sales revenue generated by sales of basic petrochemicals to third parties were:

•         a R$489.0 million, or 45.9%, decline in net sales revenue generated by sales of ethylene to third parties;

•         a R$329.8 million, or 45.5%, decline in net sales revenue generated by sales of butadiene to third parties;

•         a R$317.1 million, or 18.0%, decline in net sales revenue generated by sales of BTX products to third parties; and

•         a R$83.1 million, or 9.6%, decline in net sales revenue generated by sales of propylene.

Sales volume of ethylene to third parties declined by 25.8% to approximately 287,000 tons in 2009 from approximately 386,800 tons in 2008, principally due to the reclassification of our sales of ethylene to the Triunfo polyethylene plant as internal sales as a result of our acquisition of this plant during 2009. We did not export ethylene in 2008 or 2009. The average domestic price that we realized for sales of ethylene declined primarily as a result of the 33.2% decline in the average Western European contract market price in euros, as reported by CMAI, the effects of which were partially offset by the 3.4% average depreciation of the real against the euro.

Sales volume of butadiene to third parties increased by 2.2% to approximately 235,800 tons in 2009 from approximately 230,700 tons in 2008. Domestic sales volume of butadiene to third parties declined by 30.2% in 2009, principally due to the reduced demand in Brazil for the products of our butadiene customer, while export sales volume of butadiene increased by 374.1%, principally due to our diversion of butadiene to the export market as a result of the decline in domestic sales of this product. The average prices that we realized for sales of butadiene declined primarily as a result of the 46.6% decline in the average North American contract market price in U.S. dollars, as reported by CMAI, the effects of which were partially offset by the 8.5% average depreciation of the real against the U.S. dollar.

Sales volume of BTX products to third parties increased by 11.5% to approximately 1,022,600 tons in 2009 from approximately 916,700 tons in 2008. The principal factor leading to the decline in net sales revenue generated by sales of BTX products to third parties was the 20.7% decline in net sales revenue generated by sales of benzene to third parties. Domestic sales volume of benzene to third parties increased by 51.9% in 2009, principally due to re-opening of a plant of one of our customers in January 2009 which had been closed since February 2008. Export sales volume of benzene declined by 13.3% in 2009. The average prices that we realized for sales of benzene declined primarily as a result of the 30.5% decline in the average North American spot market price in U.S. dollars, as reported by CMAI, the effects of which were partially offset by the average depreciation of the real against the U.S. dollar.

Sales volume of propylene to third parties increased by 36.2% to approximately 517,200 tons in 2009 from approximately 379,700 tons in 2008. Domestic sales volume of propylene to third parties increased by 2.1% in 2009. Export sales volume of propylene increased by 600.3% in 2009, principally due to the increased availability of this product for export due to (1) the ramping up of deliveries of propylene from REPLAN to our Paulínia plant, (2) the rectification of problems experienced in the supply of propylene by REFAP to our polypropylene plants in the Southern Complex, and (3) unscheduled maintenance stoppages at some of our polypropylene plants during 2009. The average prices that we realized for sales of propylene declined primarily as a result of the 36.5% decline in the average Western Europe contract price in euros, as reported by CMAI, the effects of which were partially offset by the depreciation of the real against the euro.

Net Sales Revenue of Our Polyolefins Segment

Net sales revenue of the Polyolefins segment declined by 4.2% in 2009. This decline was primarily attributable to (1) a 6.4% decline in net sales revenue generated by sales of polyethylene, (2) a 3.2% decline in net sales revenue generated by sales of polypropylene, and (3) a 43.3% decline in net sales revenue generated by sales of PET. The effects of these declines were partially offset by a 98.4% increase in net sales revenue generated by sales of EVA.

Sales volume of polyethylene increased by 27.0% to approximately 1,701,400 tons in 2009 from approximately 1,339,900 tons in 2008, principally as a result of our increased polyethylene production capacity as a result of our acquisition of the Triunfo polyethylene plant in 2009. Domestic sales volume of polyethylene increased by 4.9% in 2009, principally as a result of (1) our consolidation of the results of Triunfo as from January 1, 2009, and (2) the recovery of certain sectors of the Brazilian economy that are significant consumers of resins, including the consumer goods and agricultural sectors. Export sales volume of polyethylene increased by 83.7% in 2009, principally due to the increase in our production capacity and opportunities in the international market to export our products that permitted us to increase our utilization rate during the year. The average prices that we realized for sales of polyethylene declined primarily as a result of the 23.0%. 23.7% and 21.6% declines in the average North American contract prices in U.S. dollars, as reported by CMAI, of HDPE, LLDPE and LDPE, respectively, the effects of which were partially offset by the average depreciation of the real against the U.S. dollar.

Sales volume of polypropylene increased by 31.9% to approximately 926,900 tons in 2009 from approximately 702,500 tons in 2008, primarily due to the increased production volumes available from our Paulínia plant. Domestic sales volume of polypropylene increased by 15.2% in 2009, principally as a result of incentives from the Brazilian government to promote production in the automotive and durable goods sectors. Export sales volume of polypropylene increased by 137.3%, principally due to the increase in production of our Paulínia plant. The average prices that we realized for sales of polypropylene declined primarily as a result of the 26.7% decline in the average Southeast Asian spot market prices of polypropylene in U.S. dollars, as reported by CMAI, the effects of which were partially offset by the average depreciation of the real against the U.S. dollar.

Sales volume of PET declined by 26.4% to approximately 32,900 tons in 2009 from approximately 44,700 tons in 2008, primarily as a result of the migration of our PET customers to other producers following the permanent closure of our PET plant in December 2008. Domestic sales volume of PET declined by 58.0%.

Sales volume of EVA increased by 158.7% to approximately 56,000 tons in 2009 from approximately 21,600 tons in 2008. Domestic sales volume of EVA increased by 103.8% in 2009, primarily due to a significant increase in the consumption of this product by the footwear industry. Export sales volume of EVA increased by 246.7%. The prices that we realized for EVA, which we price by reference to the North American contract price of LDPE, declined, primarily as a result of the 21.6% decline in the average North American contract price of LDPE in U.S. dollars, as reported by CMAI, the effects of which were partially offset by the average depreciation of the real against the U.S. dollar.

Net Sales Revenue of Our Vinyls Segment

Net sales revenue of the Vinyls segment declined by 25.2% in 2009. This decline was primarily attributable to a 22.8% decline in net sales revenue generated by sales of PVC, and a 32.6% decline in net sales revenue generated by sales of caustic soda.

Sales volume of PVC declined by 3.3% to approximately 497,700 tons in 2009 from approximately 514,700 tons in 2008. Domestic sales volume of PVC declined by 7.8% in 2009, principally due to the decline in consumption of this product by the construction sector, while export sales volume of PVC increased by 117.9%. The average prices that we realized for sales of PVC declined primarily as a result of the 23.9% decline in the average Northeast Asian spot market prices of PVC in U.S. dollars, as reported by CMAI, the effects of which were partially offset by the average depreciation of the real against the U.S. dollar.

During the second half of 2008, Chinese demand for PVC declined as a result of lower construction activity following the conclusion of the Olympic Games. As a result of this contraction of demand, PVC producers in the United States increased the volume of exports of their PVC products, leading to greater price competition in the export markets that we serve.

Sales volume of caustic soda declined by 15.1% to approximately 409,700 tons in 2009 from approximately 482,700 tons in 2008. Domestic sales volume of caustic soda declined by 13.2% in 2009 to approximately 402,200 tons in 2009 from approximately 463,300 tons in 2008, principally due to a significant reduction in demand for this product from the Brazilian paper industry, while export sales volume of caustic soda declined by 61.5% to approximately 7,500 tons in 2009 from approximately 19,400 tons in 2008. The average prices that we realized for sales of caustic soda declined primarily as a result of the 56.3% decline in the average North American spot market prices of caustic soda in U.S. dollars, as reported by CMAI, the effects of which were partially offset by the average depreciation of the real against the U.S. dollar.

Net Sales Revenue of Our Chemical Distribution Segment

Net sales revenue of the Chemical Distribution segment declined by 8.8% in 2009. Net sales revenue from sales of general purpose chemicals declined by 14.1% in 2009, primarily as a result of a 15.0% decline in the sales volume of general purpose chemicals to approximately 67,500 tons in 2009 from approximately 79,400 tons in 2008, and significant declines in our average prices for process oils and blends. Net sales revenue from sales of solvents declined by 6.9% in 2009, primarily as a result of a significant declines in the average prices of our solvents, the effects of which were partially offset by a 46.3% increase in the sales volume of solvents to approximately 110,300 tons in 2009 from approximately 75,400 tons in 2008, due principally to increased sales of synthetic solvents. Net sales revenue from sales of polymers declined by 2.6% in 2009, primarily as a result of a 21.4% decline in our average prices for polymers, the effects of which were partially offset by a 24.0% increase in the sales volume of polymers to approximately 47,600 tons in 2009 from approximately 38,400 tons in 2008.

Cost of Sales and Services Rendered and Gross Profit

Cost of sales and services rendered declined by 16.4% in 2009, primarily as a result of a 25.4% decline in the cost of sales and services rendered of the Basic Petrochemicals segment. The effects of this decline were partially offset by a 4.0% increase in the cost of sales of the Polyolefins segment. Eliminations of cost of sales and services rendered of our segments in consolidation, primarily reflecting the costs of basic petrochemicals purchases by our Polyolefins and Vinyls segments from our Basic Petrochemicals segment, declined by 11.0% in 2009.

Consolidated gross profit declined by 8.3% in 2009. Gross margin (gross profit as a percentage of net sales revenue) increased to 16.9% in 2009 from 15.7% in 2008.

Cost of Sales and Services Rendered of Our Basic Petrochemicals Segment

Cost of sales and services rendered of the Basic Petrochemicals segment declined by 25.4% in 2009, primarily as a result of a 36.3% decline in the average cost of naphtha in 2009, the effects of which were partially offset by an increase in sales volume in 2009. Naphtha and condensate accounted for 89.5% of the Basic Petrochemicals segment’s cost of sales and services rendered in 2009 and 77.6% in 2008.

Gross profit of the Basic Petrochemicals segment increased by 15.7% in 2009 and gross margin increased to 12.8% in 2009 from 8.6% in 2008.

Cost of Sales of Our Polyolefins Segment

Cost of sales of the Polyolefins segment increased by 4.0% in 2009, primarily as a result of a 25.9% increase in the total sales volume of our Polyolefins segment. The effects of this increased sales volume were partially offset by a 24.6% decline in our Polyolefins Unit’s average cost of ethylene and a 31.7% decline in the average cost of propylene.

Gross profit of the Polyolefins segment declined by 44.2% in 2009, and gross margin declined to 9.9% in 2009 from 17.0% in 2008.

Cost of Sales of Our Vinyls Segment

Cost of sales of the Vinyls segment declined by 4.2% in 2009, primarily as a result of the 8.4% decline in sales volume of this segment and a 23.2% decline in the average cost of ethylene, the effects of which were partially offset by an 11.9% increase in the average cost of energy.

Gross profit of the Vinyls segment declined by 93.8% in 2009, while gross margin declined to 1.9% in 2009 from 23.3% in 2008.

Cost of Sales of Our Chemical Distribution Segment

Cost of sales of the Chemical Distribution segment declined by 7.9% in 2009, primarily as a result of the decline in average prices that we paid for the chemical products that we distribute, the effects of which were partially offset by the increased sales volume of this segment. Gross profit of the Chemical Distribution segment declined by 13.9% in 2009, while gross margin declined to 14.3% in 2009 from 15.2% in 2008.

Selling, General and Administrative Expenses

Selling, general and administrative expenses increased by 0.6% in 2009. Selling, general and administrative expenses as a percentage of net sales revenue increased to 7.7% in 2009 from 6.5% in 2008.

Selling, general and administrative expenses of the Basic Petrochemicals segment declined by 11.6%, primarily as a result of our program to reduce overhead costs.

Selling, general and administrative expenses of the Polyolefins segment increased by 1.2%.

Selling, general and administrative expenses of the Vinyls segment declined by 14.2%, primarily as a result of our renegotiation of logistics contracts with marine terminals, warehouses and distribution centers.

Selling, general and administrative expenses of the Chemical Distribution segment increased by 5.5%, primarily as a result of expenses incurred in connection with the restructuring of our chemical distribution business, the creation of Varient and activities undertaken to position our chemical distribution brands.

Depreciation and Amortization

Depreciation and amortization declined by 77.2% in 2009, primarily because we are no longer permitted to amortize goodwill as a result of an accounting standard adopted by the CPC that was effective as from January 1, 2009.

Other Operating Income, Net

Other operating income, net increased by 56.0% in 2009, primarily as a result of:

•         a 38.7% increase in tax incentives and recovery of taxes to R$107.8 million in 2009 from R$77.7 million in 2008, principally as a result of a gain recognized as the result of the favorable outcome in a lawsuit in which we challenged the basis of the calculation of PIS/COFINS taxes; and

•         R$12.9 million recorded as social security indemnifications in 2009, principally as a result of an insurance recovery that we received relating to a casualty event at our chloro-soda plant in Alagoas.

The effects of these items was partially offset by a 87.7% decline in rental of facilities and assignment of rights of use to R$1.5 million in 2009 from R$12.2 million in 2008, principally as a result of the termination of one of our contracts to rent facilities.

Operating Income of Segments

As a result of the foregoing:

•         operating income of the Basic Petrochemical segment increased by 24.5% in 2009, and the operating margin of the Basic Petrochemical segment increased to 9.6% in 2009 from 6.1% in 2008;

•         operating income of the Polyolefins segment declined by 78.7% in 2009, and the operating margin of the Polyolefins segment declined to 2.3% in 2009 from 10.1% in 2008;

•         operating loss of the Vinyls segment was R$107.4 million in 2009 compared to operating income of R$310.4 million in 2008, and our Vinyls segment experienced a negative operating margin of 7.0% in 2009 compared to a positive operating margin of 15.1% in 2008; and

•         operating income of the Chemical Distribution segment declined by 44.9% in 2009, and the operating margin of the Chemical Distribution segment declined to 3.6% in 2009 from 5.9% in 2008.

Operating income or loss of our four segments excludes financial income, financial expense and results from equity accounting.

Results from Equity Accounting

Results from equity accounting declined by 81.0% in 2009, primarily due to (1) an 83.2% decline in amortization of negative goodwill to R$6.8 million in 2009 from R$40.4 million in 2008, principally as a result of the merger of Ipiranga Petroquímica into our company in September 2008, and (2) the effects of a provision for loss in the amount of R$9.7 million that we recorded in 2008.

Financial Income (Expenses), Net

Financial income, net, was R$366.0 million in 2009 compared to financial expenses, net of R$3,684.5 million in 2008, primarily as a result of the effects of the real/U.S. dollar exchange rate on our U.S. dollar-denominated and U.S. dollar-indexed liabilities, which were partially offset by the effects of the real/U.S. dollar exchange rate on our U.S. dollar-denominated and U.S. dollar-indexed assets.

As a result of the 25.5% appreciation of the real against the U.S. dollar in 2009, we recorded:

•         a gain of R$2,929.3 million related to the exchange rate effect on our U.S. dollar-denominated liabilities; and

•         a loss of R$687.1 million related to the exchange rate effect on our U.S. dollar-denominated and U.S. dollar-indexed assets.

As a result of the 31.9% depreciation of the real against the U.S. dollar in 2008, we recorded:

•         a loss of R$3,212.6 million related to the exchange rate effect on our U.S. dollar-denominated liabilities; and

•         a gain of R$466.3 million related to the exchange rate effect on our U.S. dollar-denominated and U.S. dollar-indexed assets.

Operating Income (Loss)

Operating income was R$1,774.0 million in 2009 compared to operating loss of R$2,554.2 million in 2008, primarily as a result of the change in our net financial results to a gain of R$366.0 million in 2009 from an expense of R$3,684.5 million in 2008 as a result of the significant appreciation of the real against the U.S. dollar. Operating income represented 11.6% of net sales revenue in 2009 while operating loss represented 14.2% of net sales revenue in 2008.

Other Income and Expense, Net

Other income and expenses, net declined by 16.5% to an expense of R$132.5 million in 2009 from R$158.7 million in 2008. The most significant items of other income and expense in 2009 were:

•         a R$60.3 million write-down of discontinued projects, primarily relating to our decision to discontinue certain projects that we had undertaken which we no longer believed would be economically feasible;

•         R$28.9 million of depreciation of inactive plants and other, primarily relating to (1) expenses incurred in connection with our negotiations of the Quattor Acquisition and the Sunoco Chemicals Acquisition, and (2) our write-off of certain advances to suppliers of fixed assets;

•         R$24.2 million recorded as impairment of property, plant and equipment, primarily relating to our decision to close our São Paulo PVC plant; and

•         an R$18.2 million provision for the retirement of assets, primarily relating to our decision to close our São Paulo PVC plant and to discontinue the use of certain fixed assets that produced products that we no longer market.

The most significant items of other income and expense in 2008 were:

•         a R$144.1 million reduction to the recoverable amount of fixed assets, primarily relating to the permanent closure of our PET plant and the impairment of our caprolactam plant;

•         R$54.5 million of depreciation of paralyzed plants and other, primarily relating to the permanent closure of our PET plant;

•         a R$42.8 million reversion gains from merger, primarily related to technology and land sold to Paulínia while the company was jointly controlled; and

•         R$130.5 million gain from the disposal of our equity interest in Petroflex.

Income Tax and Social Contribution

The composite corporate statutory income tax and social contribution rate was 34% in each of 2009 and 2008. Income tax and social contribution was an expense of R$873.7 million in 2009, including R$339.3 million recorded as social contribution – Installment Payment Law No. 11,941/09 relating to the settlement of certain tax claims against our company, compared to a benefit of R$278.2 million in 2008. The effective tax rate applicable to our loss before income tax and social contribution was 32.6% in 2009 (before giving effect to the payments relating to the settlement of tax claims), while our effective tax rate was 10.3% in 2008. The higher effective tax rate in 2009 was principally the result of the utilization of all deferred tax credits related derived from our tax loss carryforwards to reduce the amount that we were required to pay in the settlements of our tax proceedings.

Profit Sharing and Minority Interest

We recorded minority interest of R$38.5 million in 2008. We did not record minority interest in 2009 as a result of our completion of the first phase of the Petrobras Transaction in May 2008, as a result of which there are no longer minority interests in our subsidiaries.

Net Income (Loss)

We recorded net income of R$767.8 million in 2009, or 5.0% of net sales revenue, compared to a net loss of R$2,492.1 million, or 13.9% of net sales revenue, in 2008.

Year Ended December 31, 2008 Compared with Year Ended December 31, 2007

The following table sets forth consolidated financial information for the years ended December 31, 2008 and 2007.

	Year Ended December 31,
	2008	2007(1)
	(in millions of reais)

Net sales revenue	R$17,959.5	R$17,642.5
Cost of sales and services rendered	(15,140.8)	(14,331.4)
Gross profit.	2,818.7	3,311.1
Selling, general and administrative expenses	(1,167.1)	(1,238.7)
Depreciation and amortization	(543.6)	(486.6)
Other operating income, net	86.0	131.5
Results from equity accounting(2)	(63.7)	(64.6)
Financial expenses, net	(3,684.5)	(376.7)
Operating income (loss)	(2,554.2)	1,276.0
Other income and expenses, net	(158.7)	(67.2)
Income (loss) before income tax and social contribution and minority interest	(2,712.9)	1,208.8
Income tax and social contribution	278.2	(327.4)
Income (loss) before profit sharing and minority interest.	(2,434.7)	881.4
Profit sharing	(18.9)	(18.7)
Minority interest	(38.5)	(240.9)
Net income (loss)	R$(2,492.1)	R$621.8

______________

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

Net Sales Revenue

Net sales revenue increased by 1.8% in 2008 primarily as a result of:

•         a 9.4% increase in net sales revenue of our Basic Petrochemicals segment;

•         a 14.7% increase in net sales revenue of our Vinyls segment;

•         a 53.3% increase in net sales revenue of our Chemical Distribution segment; and

•         a 1.7% increase in net sales revenue of our Polyolefins segment.

The effects of these increases were partially offset by a 93.1% decline in net sales revenue attributable to our jointly consolidated companies, principally as a result of the full consolidation of the results of Copesul in our financial statements for 12 months in 2008 as compared to nine months in 2007. Prior to April 1, 2007, our proportionate interest in the results of Copesul was recorded in our financial statements under Instruction 247.

Eliminations of net sales revenues of our segments in consolidation, primarily reflecting intercompany sales of basic petrochemicals by our Basic Petrochemicals segment to our other segments, increased by 15.5% in 2008.

Net Sales Revenue of Our Basic Petrochemicals Segment

Net sales revenue of the Basic Petrochemicals segment increased by 9.4% in 2008, primarily as a result of the effects of the full consolidation of the results of Copesul in our financial statements for 12 months in 2008 as compared to nine months in 2007. Net sales revenue generated by sales of basic petrochemicals by our Basic Petrochemicals Unit to our other business units increased by 44.4% to R$6,330.6 million in 2008 from R$4,382.7 million in 2007, primarily as a result of (1) the full consolidation of the net sales revenues generated by sales of basic petrochemicals by Copesul to our other business units in our financial statements for 12 months in 2008 as compared to nine months in 2007, and (2) increased prices paid by our other business units for ethylene and propylene. Net sales revenue generated by sales of basic petrochemicals to third parties declined by 17.3% to R$5,574.2 million in 2008 from R$6,738.6 million in 2007.

Net sales revenue generated by sales of:

•         naphtha and condensate, a significant portion of which was sold to RPR, which refines condensate into naphtha for resale to our Basic Petrochemicals segment, increased by 63.9% to R$811.7 million in 2008 from R$495.2 million in 2007;

•         fuels increased by 25.6% to R$701.9 million in 2008 from R$558.7 million in 2007, primarily as a result of a 35.1% increase in the average domestic sales price of automotive gasoline, a 20.6% increase in the average export sales price of automotive gasoline, the effects of which were partially offset by a 10.1% decline in the sales volume of automotive gasoline;

•         utilities, including sales of utilities to our other segments, increased by 6.4% to R$597.2 million in 2008 from R$561.6 million in 2007; and

•         caprolactam and related products declined by 19.2% to R$241.9 million in 2008 from R$299.3 million in 2007.

The most significant factors contributing to the decline of net sales revenue generated by sales of basic petrochemicals to third parties were:

•         a R$755.1 million, or 41.5%, decline in net sales revenue generated by sales of ethylene to third parties;

•         a R$330.1 million, or 24.6%, decline in net sales revenue generated by sales of benzene to third parties; and

•         a R$102.2 million, or 10.5%, decline in net sales revenue generated by sales of propylene to third parties.

The effects of these declines were partially offset by a R$210.8 million, or 41.0%, increase in net sales revenue generated by sales of butadiene to third parties.

Sales volume of ethylene to third parties declined by 43.3% to approximately 386,800 tons in 2008 from approximately 682,300 tons in 2007. Domestic sales volume of ethylene to third parties declined by 42.4% in 2008, principally due to reduced production during (1) the scheduled maintenance shutdowns of the Northeastern Complex’s Olefins 1 unit for 37 days in May and June 2008 and the Southern Complex’s Olefins 1 unit and Aromatics unit for 38 days in April and May 2008, and (2) temporary shutdowns of one of our ethylene crackers in the Northeastern Complex and one of our ethylene crackers in the Southern Complex in the fourth quarter of 2008. We did not export ethylene in 2008 while we exported approximately 11,200 tons in 2007. The average domestic price that we realized for sales of ethylene increased primarily as a result of the 22.0% increase in the average Western European contract market price in euros, as reported by CMAI, and, to a lesser extent, the 0.4% average depreciation of the real against the euro.

Sales volume of benzene to third parties declined by 14.7% to approximately 554,000 tons in 2008 from approximately 649,700 tons in 2007. Domestic sales volume of benzene to third parties declined by 29.8% in 2008, principally due to reduced production during the scheduled maintenance shutdowns of two of our olefins units and one of our aromatics units. Export sales volume of benzene increased by 2.0% in 2008. The average prices that we realized for sales of benzene declined primarily as a result of the 12.6% decline in the average North American spot market price in U.S. dollars, as reported by CMAI, and the 5.7% average appreciation of the real against the U.S. dollar.

Sales volume of propylene to third parties declined by 19.5% to approximately 379,700 tons in 2008 from approximately 471,400 tons in 2007. Domestic sales volume of propylene to third parties declined by 5.4% in 2008, principally due to reduced production during the scheduled maintenance shutdowns of two of our olefins units and one of our aromatics units. Export sales volume of propylene declined by 76.7% in 2008, as a result of our increased use of propylene in our production of polyolefins as a result of delays in the commencement of deliveries from REPLAN to our Paulínia plant and problems experienced in the supply of propylene by REFAP to our polypropylene plants in the Southern Complex. The average prices that we realized for sales of propylene increased primarily as a result of the 11.8% increase in the average Western Europe contract price in euros, as reported by CMAI, and, to a lesser extent, the depreciation of the real against the euro.Sales volume of butadiene to third parties increased by 1.7% to approximately 230,700 tons in 2008 from approximately 226,800 tons in 2007. Domestic sales volume of butadiene to third parties increased by 8.5% in 2008, principally due to our increased production of butadiene in 2008, while export sales volume of butadiene declined by 40.7%, principally due to the lower availability of butadiene for export as a result of an increase in domestic demand. The average prices that we realized for sales of butadiene increased primarily as a result of the 51.1% increase in average North American contract market price in U.S. dollars, as reported by CMAI, the effects of which were partially offset by the appreciation of the real against the U.S. dollar.

Net Sales Revenue of Our Polyolefins Segment

Net sales revenue of the Polyolefins segment increased by 1.7% in 2008. This increase was primarily attributable to a 7.3% increase in net sales revenue generated by sales of polypropylene and a 0.8% increase in net sales revenue generated by sales of polyethylene, the effects of which were partially offset by a 19.1% decline in net sales revenue generated by sales of PET.

Sales volume of polypropylene increased by 3.0% to approximately 702,500 tons in 2008 from approximately 682,300 tons in 2007. Domestic sales volume of polypropylene increased by 5.8% in 2008, primarily due to (1) our consolidation of the results of Ipiranga Petroquímica for 12 months in 2008 as compared to nine months in 2007, and (2) our consolidation of the results of Paulínia for nine months in 2008, the effects of which were partially offset by the reduction in purchases of polypropylene in the fourth quarter of 2008 as our customers delayed purchases and consumed their inventories in anticipation of reductions in the price of polypropylene. Export sales volume of polypropylene declined by 11.8%, principally due to the decline in global demand for polypropylene, particularly in the fourth quarter of 2008. The average prices that we realized for sales of polypropylene increased primarily as a result of the 8.0% increase in the average Southeast Asian spot market prices of polypropylene in U.S. dollars, as reported by CMAI, the effects of which were partially offset by the average appreciation of the real against the U.S. dollar.

Sales volume of polyethylene declined by 8.7% to approximately 1,339,900 tons in 2008 from approximately 1,467,600 tons in 2007. Domestic sales volume of polyethylene increased by 3.9% in 2008, principally as a result of our consolidation of the results of Ipiranga Petroquímica for 12 months in 2008 as compared to nine months in 2007, the effects of which were partially offset by the reduction in purchases of polyethylene in the fourth quarter of 2008 as our customers delayed purchases and consumed their inventories in anticipation of reductions in the price of polyethylene. Export sales volume of polyethylene declined by 30.3% in 2008, principally due to the decline in global demand for polyethylene, particularly in the fourth quarter of 2008. The average prices that we realized for sales of polyethylene increased primarily as a result of the 18.0%, 19.3% and 17.3% Increases in the average North American contract prices in U.S. dollars, as reported by CMAI, of HDPE, LLDPE and LDPE, respectively, the effects of which were partially offset by the average appreciation of the real against the U.S. dollar.

Sales volume of PET declined by 27.5% to approximately 44,700 tons in 2008 from approximately 61,600 tons in 2007, primarily as a result of the migration of our PET customers to other producers following the temporary closure of our PET plant in May 2007, which plant was permanently closed in December 2008. Domestic sales volume of PET declined by 28.9%.

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

Sales volume of caustic soda increased by 6.2% to approximately 482,700 tons in 2008 from approximately 454,600 tons in 2007. Domestic sales volume of caustic soda increased by 2.8% in 2008, principally due to an increase in demand by aluminum and cellulose producers, while export sales volume of caustic soda increased to approximately 19,400 tons in 2008 from approximately 4,100 tons in 2007. The average prices that we realized for sales of caustic soda increased primarily as a result of the 107.8% increase in the average North American spot market prices of caustic soda in U.S. dollars, as reported by CMAI, the effects of which were partially offset by the average appreciation of the real against the U.S. dollar.

Sales volume of PVC increased by 2.1% to approximately 514,700 tons in 2008 from approximately 504,000 tons in 2007. Domestic sales volume of PVC increased by 6.7% in 2008, principally due to increased demand in the civil construction sector, while export sales volume of PVC declined by 52.7%, principally due to the decline in Chinese demand following the conclusion of the Olympic Games and the decline in demand for PVC in the United States in the second half of 2008 as the effects of the global economic slowdown became more pronounced. The average prices that we realized for sales of PVC increased primarily as a result of the 10.7% increase in the average Northeast Asian spot market prices of PVC in U.S. dollars, as reported by CMAI, the effects of which were partially offset by the average appreciation of the real against the U.S. dollar.

Sales volume of EDC declined by 10.4% to approximately 94,000 tons in 2008 from approximately 104,900 tons in 2007. Export sales volume of EDC declined by 43.0%, principally due to the global decline in demand for PVC, the production of which involves the use of EDC as a principal raw material. As a result of the decline in demand for EDC exports, we sold approximately 34,200 tons of EDC in the domestic market in 2008.

Net Sales Revenue of Our Chemical Distribution Segment

Net sales revenue of the Chemical Distribution segment increased by 53.3% in 2008, primarily as a result of (1) our consolidation of the results of this segment for 12 months in 2008 as compared to nine months in 2007, and (2) increased demand for our products which allowed us to increase our prices for most of our products. Net sales revenue from sales of general purpose chemicals increased by 66.0% in 2008, primarily as a result of a 37.4% increase in the sales volume of general purpose chemicals to approximately 79,400 tons in 2008 from approximately 57,800 tons in 2007, and increased demand for our products which allowed us to increase our prices for most of our products. Net sales revenue from sales of solvents increased by 32.5% in 2008, primarily as a result of a 21.2% increase in the sales volume of solvents to approximately 75,400 tons in 2008 from approximately 62,200 tons in 2007, and increased demand for aromatic and synthetic solvents. Net sales revenue from sales of polymers increased by 62.0% in 2008, primarily as a result of a 49.4% increase in the sales volume of polymers to approximately 38,400 tons in 2008 from approximately 25,700 tons in 2007.

Cost of Sales and Services Rendered and Gross Profit

Cost of sales and services rendered increased by 5.6% in 2008, primarily as a result of:

•         a 12.5% increase in the cost of sales and services rendered of the Basic Petrochemicals segment;

•         a 3.1% increase in the cost of sales of the Polyolefins segment;

•         a 50.6% increase in the cost of sales of the Chemical Distribution segment; and

•         a 9.4% increase in the cost of sales of the Vinyls segment.

The effects of these increases were partially offset by a 94.9% decline in cost of sales and services rendered attributable to our jointly consolidated companies, principally as a result of the full consolidation of the results of Copesul in our financial statements for 12 months in 2008 as compared to nine months in 2007.

Eliminations of cost of sales and services rendered of our segments in consolidation, primarily reflecting the costs of basic petrochemicals purchases by our Polyolefins and Vinyls segments from our Basic Petrochemicals segment, increased by 11.7% in 2008.

Consolidated gross profit declined by 14.9% in 2008. Gross margin was 15.7% in 2008 as compared to 18.8% in 2007.

Cost of Sales and Services Rendered of Our Basic Petrochemicals Segment

Cost of sales and services rendered of the Basic Petrochemicals segment increased by 12.5% in 2008, primarily as a result of our consolidation of the results of Copesul for 12 months in 2008 as compared to nine months in 2007 and an 11.2% increase in the average cost of naphtha, the effects of which were partially offset by a decline in sales volume in 2008. Naphtha and condensate accounted for 77.6% of the Basic Petrochemicals segment’s cost of sales and services rendered in 2008 and 78.1% in 2007.

Gross profit of the Basic Petrochemicals segment declined by 15.8% in 2008, and gross margin declined to 8.6% in 2008 compared to 11.2% in 2007.

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

Cost of Sales of Our Chemical Distribution Segment

Cost of sales of the Chemical Distribution segment increased by 50.6% in 2008, primarily as a result of (1) our consolidation of the results of Ipiranga Química for 12 months in 2008 as compared to nine months in 2007, and (2) the increase in the volume of sales and the increase in the cost of the products that we distribute. Gross profit of the Chemical Distribution segment increased by 70.2% in 2008, while gross margin increased to 15.2% in 2008 from 13.7% in 2007.

Selling, General and Administrative Expenses

Selling, general and administrative expenses declined by 5.8% in 2008, primarily as a result of:

•         a 13.7% decline in selling, general and administrative expenses of the Vinyls segment, principally due to a reclassification of certain storage expenses that were recorded as selling, general and administrative expenses in 2007 as costs of goods sold in 2008; and

•         a 16.3% decline in selling, general and administrative expenses of our jointly controlled companies, primarily as a result of our consolidation of the results of Copesul for 12 months in 2008 as compared to nine months in 2007.

The effects of these declines were partially offset by:

•         a 34.8% increase in selling, general and administrative expenses of the Chemical Distribution segment, primarily as a result of our consolidation of the results of QuantiQ for 12 months in 2008 as compared to nine months in 2007; and

•         a 1.7% increase in selling, general and administrative expenses of the Polyolefins segment, primarily as a result of our consolidation of the results of Ipiranga Petroquímica for 12 months in 2008 as compared to nine months in 2007, the effects of which were partially offset by the results of our implementation of cost control measures, including reductions in the number of personnel, designed to enable us to achieve synergies relating to the acquisition of Ipiranga Petroquímica.

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

Other Operating Income, Net

Other operating income, net declined by 34.6% in 2008, primarily as a result of a 67.2% decline in other operating income of the Vinyls segment, primarily as a result of an increase in tax incentives recorded in 2008 relating to our operations in the Brazilian states of Bahia and Alagoas. The effects of this decline were partially offset by:

•         the R$38.5 million of other operating income recorded by our Polyolefins segment in 2008, primarily as a result of sales incentive received by our company relating to the quantity of our purchases of PET, as compared to the R$59.5 million of other operating expense recorded by our Polyolefins segment in 2007, primarily as a result of the reclassification of some of our selling expenses; and

•         a 188.2% increase in other operating income recorded by our Basic Petrochemicals segment in 2008, primarily as a result of an increase in recoverable taxes recorded in 2008 as a result of a change in Copesul’s accounting policies to align these policies with those of Braskem.

Operating Income of Segments

As a result of the foregoing:

•         operating income of the Basic Petrochemical segment declined by 18.1% in 2008, and the operating margin of the Basic Petrochemical segment declined to 6.1% in 2008 from 8.1% in 2007;

•         operating income of the Polyolefins segment increased by 2.5% in 2008, and the operating margin of the Polyolefins segment increased to 10.1% in 2008 from 10.0% in 2007;

•         operating income of the Vinyls segment increased by 79.0% in 2008, and the operating margin of the Vinyls segment increased to 15.1% in 2008 from 9.7% in 2007; and

•         operating income of the Chemical Distribution segment increased by 268.8% in 2008, and the operating margin of the Chemical Distribution segment increased to 5.9% in 2008 from 2.4% in 2007.

Operating income or loss of our four segments excludes financial income, financial expense and results from equity accounting.

Results from Equity Accounting

Results from equity accounting declined by 1.4% in 2008, primarily due to Petroflex result offset by the reduced goodwill amortization over Ipiranga assets.

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

As a result of the 31.9% depreciation of the real against the U.S. dollar in 2008, we recorded:

•         financial expense of R$3,212.6 million related to the exchange rate effect on our U.S. dollar-denominated liabilities; and

•         financial income of R$466.3 million related to the exchange rate effect on our U.S. dollar-denominated and U.S. dollar-indexed assets.

As a result of the 17.2% appreciation of the real against the U.S. dollar in 2007, we recorded:

•         financial income of R$1,546.7 million related to the exchange rate effect on our U.S. dollar-denominated and U.S. dollar-indexed liabilities; and

•         financial expense of R$825.6 million related to the exchange rate effect on our U.S. dollar-denominated assets.

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

Other Income and Expense, Net

Other income and expenses, net was an expense of R$158.7 million in 2008 compared to an expense of R$67.2 million in 2007. The most significant items of other income and expense in 2008 were:

•         a R$144.1 million reduction to the recoverable amount of fixed assets, primarily relating to the permanent closure of our PET plant and the impairment of our caprolactam plant;

•         R$54.5 million of depreciation of paralyzed plants and other, primarily relating to the permanent closure of our PET plant;

•         a R$42.8 million reversion gains from merger, primarily related to technology and land sold to Paulínia while the company was jointly controlled; and

•         R$130.5 million gain from the disposal of our equity interest in Petroflex.

The most significant items of other income and expense in 2007 were:

•         a R$35.5 million loss on interest in investment as a result of the merger of EDSP58 with and into Copesul;

•         R$15.9 million of depreciation of paralyzed plants and other, primarily relating to the permanent closure of the DMT unit in our PET plant; and

•         a R$13.8 million reduction to the recoverable amount of fixed assets, primarily relating to the permanent closure of the DMT unit in our PET plant.

Income Tax and Social Contribution

The composite corporate statutory income tax and social contribution rate was 34% in each of 2008 and 2007. Income tax and social contribution was a benefit of R$278.2 million in 2008 compared to an expense of R$327.4 million in 2007. The effective tax rate applicable to our loss before income tax and social contribution was 10.3% in 2008, while our effective tax rate was 27.1% in 2007. The lower effective tax rate in 2008 was principally the result of the effects of (1) not recognizing deferred tax assets generated as a result of our tax losses because at that time we did not expect to realize the benefits of these deferred tax assets during the following ten years, as required under the rules of the CVM, which lowered our effective tax rate by 17.9% in 2008, and (2) our decision not to recognize social contribution taxes based on our view that such taxes were not due, which we pursued in litigation that has since been settled, which lowered our effective tax rate by 9.1% in 2008 compared to 4.3% in 2007. The effects of these factors were partially offset by the negative effect of adjustments in merged companies, which increased our effective tax rate by 1.8% in 2008, compared to a reduction of our effective tax rate of 4.6% in 2007.

Profit Sharing and Minority Interest

Minority interest declined by 84.0% in 2008, primarily as a result of the full consolidation of the results of Copesul and the consolidation of the results of Ipiranga Química and Paulínia in our financial statements as from April 1, 2007 and the significant minority interests in each of these companies. Profit sharing expense, primarily related to Copesul’s profit sharing expense, increased by 1.1% in 2008.

Net Income (Loss)

We recorded net loss of R$2,492.1 million in 2008, or 13.9% of net sales revenue, in 2008 compared to net income of R$621.8 million, or 3.5% of net sales revenue, in 2007.

Liquidity and Capital Resources

Our principal cash requirements for 2010 consist of the following:

•         servicing our indebtedness, including the indebtedness that we assume as part of the Quattor Acquisition;

•         working capital requirements;

•         funds required for the acquisition of the Quattor Companies, the Sunoco Chemicals Acquisition and other potential acquisitions of equity interests in other petrochemical producers;

•         capital expenditures related to investments in operations, construction of new plant facilities, and maintenance and expansion of plant facilities; and

•         dividends on our shares, including in the form of interest attributable to shareholders’ equity.

Our principal sources of liquidity have traditionally consisted of the following:

•         cash flows from operating activities;

•         short-term and long-term borrowings; and

•         sales of debt securities in domestic and international capital markets.

During 2009, cash flow generated by operations was used primarily for investing activities, for working capital requirements and to service our outstanding debt obligations. At December 31, 2009, our consolidated cash and cash equivalents and other short-term investments amounted to R$3,130.4 million. At December 31, 2009, we had a working capital deficit of R$243.1 million. As a result of our repayment in January 2010 of the balance of US$312.5 million of short-term debt under an export prepayment credit facility with Petrobras International Finance Company, or PIFCo, and our incurrence in March 2010 of US$320 million under long-term export–pre-payment facilities, we believe that our working capital is currently adequate for our operations.

Projected Sources and Uses of Cash

We anticipate that we will be required to spend approximately R$9,477.7 million to meet our short-term contractual obligations and commitments and budgeted capital expenditures during 2010, and an additional R$15,078.3 million to meet our long-term contractual obligations and commitments and budgeted capital expenditures in 2011 and 2012 (excluding equity contributions to our joint ventures in Mexico and Venezuela. We expect that we will meet these cash requirements through a combination of cash generated from operating activities and cash generated by financing activities, including new debt financings and the refinancing of our existing short-term indebtedness as it becomes due.

We have commitments from several financial institutions to provide us with financing in the future, including a commitment from BNDES to lend us an aggregate principal amount of R$977.0 million for use in connection with our capital expenditure program.

In December 2009, we entered into a revolving stand-by credit facility with BNDES under which BNDES agreed to disburse loans in an aggregate principal amount of up to R$500 million at any one time outstanding. We may draw funds under this facility through December 2014 to fund capital expenditure projects. The maturity of the loans made under this facility will be negotiated at the time such disbursements are made. Disbursements under this facility are contingent on our pledge of fixed assets with a value at least equal to the aggregate outstanding principal amount under this facility. We have pledged one of our crackers in the Southern Complex to secure loans under this facility. As of December 31, 2009, BNDES had not disbursed any loans under this facility. The interest rates for each loan will be based on the TJLP rate or the Cesta de Moeda rate, an average annual currency basket rate published by BNDES, and will vary based on the project to be financed. The outstanding principal amount of each of these loans will be payable in monthly installments following the expiration of the grace period for these loans.

These commitments are subject to conditions precedent which we believe that we will be able to satisfy in connection with any amounts drawn under these facilities. We pay commitment fees to these financial institutions in connection with their commitments.

Cash Flows

Cash Flows from Operating Activities

Net cash provided by operating activities was R$1,365.1 million in the year ended December 31, 2009, R$2,626.2 million in 2008 and R$2,404.0 million in 2007.

Net cash provided by operating activities declined by R$1,261.1 million in 2009, primarily as a result of a R$1,092.3 million decrease in accounts payable to suppliers in 2009 compared to a R$1,962.4 million increase in 2008, and, to a lesser extent, a R$252.2 million increase in trade accounts receivable in 2009 compared to a R$492.8 million decrease in 2008. The effects of these factors were partially offset by a R$1,062.4 million decrease in inventories in 2009 compared to a R$681.7 million increase in 2008.

Net cash provided by operating activities increased by R$222.2 million in 2008, primarily as a result of a R$1,962.4 million increase in accounts payable to suppliers in 2008 compared to a R$286.2 million increase in 2007. The effects of this change were partially offset by (1) a R$681.7 million increase in inventories in 2008 compared to a R$28.3 million decrease in 2007, (2) a decline in our cash generation before changes in operating working capital to R$1,907.2 million in 2008 from R$2,384.6 million in 2007, (3) a R$205.3 million increase in taxes recoverable in 2008 compared to a R$203.4 million decrease in 2007, and (4) a R$102.6 million increase in other investments in 2008 compared to a R$253.9 million decrease in 2007.

Cash Flows Used in Investing Activities

Investing activities used net cash of R$842.9 million in the year ended December 31, 2009, R$2,083.6 million in 2008 and R$3,579.1 million in 2007.

During 2009, investing activities for which we used cash on a consolidated basis primarily consisted of (1) investments of R$183.0 million in the construction of our “green” polyethylene plant, (2) investments of R$188.0 million in equipment replacement, (3) investments of R$187.4 million to perform maintenance on our plants during scheduled shutdowns during 2009, (4) investments of R$101.5 million in our safety health and environmental programs, and (5) investments of R$68.0 million in productivity improvements.

During 2008, investing activities for which we used cash on a consolidated basis primarily consisted of:

•         investments of (1) R$407.3 million to perform maintenance on our plants during scheduled shutdowns during 2008, (2) R$238.5 million for equipment replacement, (3) R$201.4 million in programs to increase our productivity, (4) R$136.0 million for the construction of our Paulínia plant, and (5) R$161.2 million in our safety, health and environmental programs;

•         a final payment to Ultrapar under the Ipiranga Investment Agreement in the amount of R$633.5 million; and

•         the payment of the remaining portion of the purchase price of R$247.5 million due in connection with our purchase of certain minority interests in Politeno in April 2006.

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

Cash Flows from Financing Activities

Financing activities used net cash of R$288.3 million in the year ended December 31, 2009, R$3.1 million in 2008 and provided net cash of R$1,518.2 million in 2007.

During 2009, our principal sources of long-term borrowed funds consisted of (1) R$603.9 million aggregate principal amount borrowed under a working capital loan that we entered into in March 2009, and (2) R$170.0 million aggregate principal amount borrowed under a credit facility with Banco do Nordeste do Brasil S.A. that we entered into in July 2009.

During 2008, our principal sources of long-term borrowed funds consisted of (1) US$725.0 million aggregate principal amount borrowed under an export prepayment agreement, (2) the net proceeds of the issuance of US$500.0 million aggregate principal amount of our 7.25% Notes due 2018, (3) R$803.9 million aggregate principal amount borrowed under a variety of credit facilities with BNDES, and (4) US$150.0 million borrowed under a credit export note facility.

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

On April 9, 2007, we paid dividends in the aggregate amount of R$36.9 million. On April 7, 2008, we paid dividends in the aggregate amount of R$278.5 million. We did not pay any dividends in 2009.

Unless our board of directors deems it inconsistent with our financial position and the decision of our board of directors is ratified by our shareholders, payment of dividends is mandatory under our by-laws and also is required under agreements with two of our shareholders and, consequently, may give rise to a significant cash requirements in future periods.

On February 19, 2008, we announced that our board of directors had authorized a share repurchase program under which we are authorized to repurchase up to 19,862,411 class A preferred shares at market prices over the BM&FBOVESPA at any time and from time to time between March 7, 2008 and March 6, 2009 for a total purchase price of up to R$252.3 million. We repurchased 10,099,500 of our class A preferred shares under this share repurchase program for a total purchase price of R$107.4 million.

Indebtedness and Financing Strategy

At December 31, 2009, our total outstanding indebtedness on a consolidated basis was R$9,760.1 million, consisting of R$1,820.8 million of short-term indebtedness, including current portion of long-term indebtedness (18.7% of our total indebtedness), and R$7,939.3 million of long-term indebtedness (81.3% of our total indebtedness). At December 31, 2009, we had no outstanding indebtedness to related parties on a consolidated basis. On a consolidated basis, our real-denominated indebtedness at December 31, 2009 was R$3,421.4 million (35.1% of our total indebtedness), and our foreign currency-denominated indebtedness was R$6,338.7 million (64.9% of our total indebtedness).

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

Short-Term Indebtedness

Our consolidated short-term debt, including debentures and current portion of long-term debt, was R$1,820.8 million at December 31, 2009.

We maintain short-term finance lines denominated in reais with a number of financial institutions in Brazil. Although we have no committed lines of credit with these financial institutions, we believe that we will continue to be able to obtain sufficient credit to finance our working capital needs based on our relationships with these financial institutions and current market conditions. At December 31, 2009, the consolidated outstanding balance under our working capital lines denominated in reais was R$767.1 million.

In September 2007, we entered into an export prepayment credit facility with PIFCo under which we borrowed an aggregate principal amount of US$312.5 million. Loans under this facility bore interest, payable in arrears, at the rate of LIBOR plus 0.35% per annum until the first anniversary of the disbursement of each loan thereafter at the rate of LIBOR plus 0.55% per annum. At December 31, 2009, the aggregate principal amount outstanding under this credit facility was US$312.5 million. In January 2010, we repaid all amounts outstanding under this credit facility.

Long-Term Indebtedness

Our principal sources of long-term debt are:

•         credit facilities with BNDES and Financiadora de Estudos e Projetos, or FINEP;

•         fixed-rate notes issued in the international market;

•         export finance facilities;

•         debentures issued in the Brazilian market; and

•         bank credit facilities.

Some of our debt instruments require that we comply with financial covenants, the most restrictive of which are as follows:

•         net debt to EBITDA less than or equal to 4.50 to 1.0 at the end of and for each fiscal quarter until maturity; and

•         EBITDA to net financial expenses greater than or equal to 2.0 to 1.0 at the end of and for each fiscal quarter until maturity.

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

For the twelve months ended December 31, 2009:

•         the highest ratio of net debt to EBITDA that we reported under these covenants was 3.01 to 1.0; and

•         the lowest ratio of EBITDA to net financial expenses that we reported under these covenants was 6.26 to 1.0.

Accordingly, we were in compliance with these financial covenants at December 31, 2009, and we believe that we will be able to comply with these financial covenants for the foreseeable future. In addition, we believe that our compliance with these financial covenants will not adversely affect our ability to implement our financing plans.

Some of these instruments also contain other covenants that could restrict, among other things, the ability of our company and most of our subsidiaries to (1) incur additional indebtedness, (2) incur liens, (3) issue guarantees, (4) issue or sell share capital of subsidiaries, (5) pay dividends or make certain other restricted payments, (6) consummate certain asset sales, (7) enter into certain transactions with affiliates, or merge or consolidate with any other person or sell or otherwise dispose of all or substantially all of our assets.

In addition, the instruments governing a substantial portion of our indebtedness contain cross-default or cross-acceleration clauses, such that the occurrence of an event of default under one of these instruments could trigger an event of default under other indebtedness or enable the creditors under other indebtedness to accelerate that indebtedness.

At December 31, 2009, R$1,682.1 million of our real-denominated debt and R$257.1 million of our foreign currency-denominated debt was secured. In order to secure this debt, we have pledged certain of our property and equipment and certain of our accounts receivable. The security arrangements for our secured debt vary depending on the transaction.

Credit Facilities with BNDES and FINEP.

BNDES Development Loans. In June 2005, we entered into two credit facilities with BNDES under which BNDES disbursed loans in an aggregate principal amount of R$336.2 million. The proceeds of the first credit facility were R$84.2 million, which we used to finance capital expenditures related to (1) a 50,000 ton increase in the annual production capacity of our Alagoas PVC plant, and (2) a project to use polypropylene in the disposable plastics market. The proceeds of the second credit facility were R$252.0 million, which we used to finance capital expenditures related to (1) a 100,000 ton increase in the annual production capacity of one of our polypropylene plants located in the Southern Complex, and (2) quality, productivity, environmental, health and safety projects at our plants.

In December 2006, we entered into a third credit facility with BNDES under which BNDES disbursed loans in an aggregate principal amount of R$48.4 million. The proceeds of the third credit facility were used to finance capital expenditures related to (1) the construction of a new salt well in Maceió, Alagoas to supply our Vinyls Unit, and (2) the replacement of some equipment at our PVC plant in the Northeastern Complex.

These credit facilities are secured by a mortgage on one of our plants located in the Southern Complex (including the land on which this plant is located, as well as certain of the equipment, machinery and improvements in this plant). Amounts under the first credit facility were disbursed in two tranches, and amounts under the second and third credit facility were disbursed in three tranches. The first tranches of the first and second credit facilities in an aggregate principal amount of R$12.6 million and R$37.8 million, respectively, bear interest at the BNDES Monetary Unit (Unidades Monetárias BNDES), or the UMBNDES, rate, which is set by BNDES for its loans in foreign currency, plus a margin of 4% per annum. The other tranches of these credit facilities bear interest at the TJLP rate plus a margin of 4% per annum. Interest is payable on the first credit facility quarterly from July 2005 through July 2007 and monthly thereafter through maturity. The outstanding principal amount of the first credit facility is payable in 48 equal, successive monthly installments beginning on August 2007. Interest is payable on the first and second tranches of the second credit facility quarterly from July 2005 through January 2007 and monthly thereafter through maturity. The outstanding principal amount of the first and second tranches of the second credit facility is payable in 48 equal, successive monthly installments beginning in February 2007. Interest is payable on the third tranche of the second credit facility monthly through maturity. The outstanding principal amount of the third tranche of the second credit facility is payable in 42 equal, successive monthly installments beginning in August 2008.

At December 31, 2009, the outstanding principal amount under the first of these credit facilities was R$112.6 million, the outstanding principal amount under the second of these credit facilities was R$24.1 million, and the outstanding principal amount under the third of these credit facilities was R$32.2 million.

In June 2007, we entered into a revolving stand-by credit facility with BNDES under which BNDES agreed to disburse loans in an aggregate principal amount of up to R$600 million at any one time outstanding. We may draw funds under this facility through June 2012 to fund capital expenditure projects. The loans made under this facility have an average maturity of six years. Disbursements under this facility are contingent on our pledge of fixed assets with a value at least equal to the aggregate outstanding principal amount under this facility. We have pledged one of our crackers in the Southern Complex, one of our polyethylene plants in the Southern Complex and our chloro-soda plant in Alagoas to secure loans under this facility. As of December 31, 2009, BNDES had disbursed loans in the aggregate principal amount of R$535 million under this facility. The interest rates for each loan are based on the TJLP rate or the Cesta de Moedas rate and vary based on the project to be financed. At December 31, 2009, approximately 80% of the outstanding principal under this facility bore interest at rates based on the TJLP and the average rate of interest on these loans was the TJLP rate plus 3.0% per annum, and approximately 20% of the outstanding principal under this facility bore interest at rates based on the Cesta de Moedas rate and the average rate of interest on these loans was the Cesta de Moedas rate plus 7.95% per annum. The outstanding principal amount of each of these loans is payable in monthly installments following the expiration of the grace period for these loans, which is generally one year. At December 31, 2009, the outstanding principal amount under this facility was R$501.8 million.

In June 2009, we entered into a credit facility with BNDES under which BNDES disbursed loans in an aggregate principal amount of R$555.6 million in nine tranches. The proceeds of this credit facility were used to finance the construction of our “green” polyethylene plant and related capital expenditure projects. This credit facility is secured by a mortgage on one of our plants located in the Southern Complex (including the land on which this plant is located, as well as certain of the equipment, machinery and improvements in this plant). The first tranche under this credit facility in an aggregate principal amount of R$52.2 million bears interest at the Cesta de Moedas rate plus a margin of 2.58% per annum. The other tranches under this credit facility bear interest at the TJLP rate plus margins ranging from 0% to 3.78% per annum. Interest is payable on the first tranche under this credit facility quarterly from July 2009 through January 2012 and monthly thereafter through maturity. Interest is payable on the other tranches under this credit facility quarterly from June 2009 through December 2011 and monthly thereafter through maturity. The outstanding principal amount of the first tranche under this credit facility is payable in 66 successive monthly installments beginning in February 2012. The outstanding principal amount of each of the other tranches under this credit facility, other than one tranche of R$2.0 million, is payable in 66 successive monthly installments beginning in January 2012. At December 31, 2009, the outstanding principal amount under the credit facility was R$183.8 million.

FINEP Credit Facility. On March 8, 2005, we entered into a credit facility with FINEP, a technology funding institution of the Ministry of Science and Technology of Brazil, in an aggregate principal amount of R$84.9 million, that was disbursed in quarterly installments, commencing on March 15, 2005 and ending on March 15, 2007. We were required to use the proceeds disbursed under this credit facility for capital expenditures at the Braskem Center for Innovation and Technology, our Polyolefins Unit’s research and development pilot plant and our Vinyls Unit’s research center. Under this credit facility, we are required to invest at least R$9.4 million of our own funds in these projects. The loans bear interest at the TJLP rate plus 5% per annum, payable quarterly in arrears commencing on June 15, 2005. However, we may be required to pay interest at only the TJLP, depending on the financial condition and liquidity of the National Scientific and Technological Development Fund (Fundo Nacional de Desenvolvimento Científico e Tecnológico) at any given time. The principal amount under this credit facility is payable in 61 equal monthly installments beginning on March 15, 2007, with a final maturity date of March 15, 2012. At December 31, 2009, the outstanding principal amount under this credit facility was R$39.6 million. Our obligation to make payments under this credit facility is guaranteed by a surety bond.

Fixed-Rate Notes

We have issued several series of fixed-rate debt securities in the international market. All of these securities pay interest semi-annually in arrears, except for our perpetual bonds on which interest is payable quarterly in arrears. The table below sets forth our outstanding fixed-rate debt securities, the outstanding principal amount of these securities and their maturity dates.

Security	Outstanding Principal Amount at December 31, 2009	Final Maturity
	(in millions of U.S. dollars)

11.75% Notes due 2014 (1)	US$250.0	January 2014
9.375% Notes due 2015	150.0	June 2015
8.00% Notes due 2017 (1)	275.0	January 2017
7.250% Notes due 2018 (2)	500.0	June 2018
9.75% Perpetual Bonds	150.0	—
9.00% Perpetual Bonds	200.0	—

______________

(1)   Represents notes issued by Braskem Finance and guaranteed by Braskem.

(2)   Represents notes with respect to which Braskem and Braskem Finance are co-issuers.

Export Finance Facilities

We have entered into a series of export prepayment agreements and credit export note facilities. One of our export prepayment agreements is secured by certain of our export receivables. The table below sets forth our significant outstanding export prepayment agreements and credit export note facilities, the outstanding principal amount of these facilities, the interest rate applicable to these facilities, the amortization schedule of these facilities and their maturity dates.

Facility	Outstanding Principal Amount at December 31, 2009	Interest Rate	Amortization Schedule	Final Maturity
	(in millions of U.S. dollars)

Export Prepayment Agreement	US$42.6	LIBOR + 1.00%	Monthly	June 2013
Syndicated Export Prepayment Agreement	725.0	LIBOR + 1.75%	Semi-annual (1)	October 2013
Export Prepayment Agreement	150.0	LIBOR + 1.40%	Semi-annual (2)	November 2013
Export Prepayment Agreement	150.0	LIBOR + 0.77%	Semi-annual (3)	April 2014
Export Prepayment Agreement	68.8	LIBOR + 0.78%	Monthly	July 2014
Credit Export Note Facility	50.0	7.87%	Bullet maturity	March 2018
Credit Export Note Facility	78.0	8.1%	Bullet maturity	May 2018
Credit Export Note Facility	75.0	7.85%	Bullet maturity	May 2019
Credit Export Note Facility	150.0	7.3%	Bullet maturity	February 2020

______________

(1)   Amortization on this facility commences in October 2011.

(2)   Amortization on this facility commences in November 2011.

(3)   Amortization on this facility commences in April 2013.

Debentures

In September 2006, we issued our 14th issue of unsecured non-convertible debentures in a single series of 50,000 debentures, each with a par value of R$10,000. The principal amount of these debentures is payable in full on September 1, 2011, and these debentures bear interest at a rate of 103.5% of the CDI rate per annum payable semi-annually in arrears in March and September of each year.

In June 2005, we issued our 13th issue of unsecured non-convertible debentures in a single series of 30,000 debentures, each with a par value of R$10,000. The principal amount of these debentures is payable in full on June 1, 2010, and these debentures bear interest at a rate of 104.1% of the CDI rate per annum payable semi-annually in arrears in June and December of each year.

Bank Credit Facilities

In June 2004, we entered into a secured credit agreement in the aggregate amount of R$152.7 million to finance capital expenditures in certain of our plants located in the Northeastern Complex and in Alagoas that we made in 2004 and 2005. The loans under this credit agreement are secured by a first mortgage on our PVC distribution center located in São Paulo and our chloro-soda plant located in the Northeastern Complex, as well as by a purchase-money security interest in machinery and equipment that we have and will purchase with the proceeds of this loan. Under this credit agreement, we were required to invest up to R$65.4 million of our own funds in accordance with an investment schedule as a condition precedent to disbursements of the loans. The loans under this credit agreement bear interest at the rate of 8.50% per annum, payable quarterly in arrears through June 2008 and thereafter monthly in arrears through June 30, 2016. The principal amount of these loans is payable in 96 equal monthly installments, commencing in July 2008. At December 31, 2009, the outstanding principal amount under this credit agreement was R$124.0 million.

In March 2005, we borrowed the Japanese yen equivalent of US$50.0 million under a syndicated credit agreement. The proceeds of this loan were required to be used for capital expenditures related to our Braskem+ program. This loan bears interest at the rate of six-month Tokyo Inter-Bank Offered Rate plus 0.95% per annum, payable semi-annually in arrears. Principal on this loan is payable in 11 equal installments beginning in March 2007 with a final maturity date in March 2012. Ninety-five percent of the commercial risk of this loan and 97.5% of the political risk of this loan are supported by insurance from Nippon Export and Investment Insurance, for which we paid a lump-sum premium in yen. At December 31, 2009, the outstanding principal amount under this credit agreement was US$26.0 million.

In September 2005, we borrowed the Japanese yen equivalent of US$60.0 million under a syndicated credit agreement. The proceeds of this loan were required to be used for capital expenditures related to the Braskem+ program. This loan bears interest at the rate of six-month Tokyo Inter-Bank Offered Rate plus 0.95% per annum, payable semi-annually in arrears. Principal on this loan is payable in 11 equal installments beginning in June 2007 with a final maturity date in June 2012. Ninety-five percent of the commercial risk of this loan and 97.5% of the political risk of this loan are supported by insurance from Nippon Export and Investment Insurance, for which we paid a lump-sum premium in yen. At December 31, 2009, the outstanding principal amount under this credit agreement was US$32.5 million.

In May 2007, we entered into a secured credit agreement in the aggregate principal amount of R$113.3 million to finance capital expenditures for 53 different projects in certain of our plants located in the Northeastern Complex and in Alagoas that we made in 2006 and 2007. The loans under this credit agreement are secured by a letter of guarantee. The loans under this credit agreement bear interest at the rate of 8.50% per annum, payable monthly in arrears through May 2016. The principal amount of these loans is payable in 96 equal monthly installments, commencing in July 2008. At December 31, 2009, the outstanding principal amount under this credit agreement was R$90.9 million.

In March 2009, we entered into a working capital loan with Caixa Econômica Federal, under which we received a loan in the aggregate principal amount of R$603.9 million, the proceeds of which are to be used for working capital. This loan is secured by pledges of certain accounts receivable. This loan bears interest at 117.5% of the average daily CDI rate and matures in March 2013. Interest is payable quarterly in arrears from June 2009 through March 2010 and monthly in arrears thereafter through maturity. The outstanding principal amount is payable in 36 monthly installments commencing in April 2010. At December 31, 2009, the outstanding principal amount under this credit agreement was R$603.9 million.

In July 2009, we entered into a credit facility with Banco do Nordeste do Brasil S.A., under which we may borrow up to R$200 million. We received a loan in the aggregate principal amount of R$170.0 million under this credit facility, the proceeds of which are to be used for general corporate purposes. This loan bears interest at 120.0% of the average daily CDI rate and matures in January 2011. Interest is payable monthly in arrears. The outstanding principal amount is payable in seven monthly installments commencing in July 2010. At December 31, 2009, the outstanding principal amount under this credit agreement was R$170.0 million.

Off-Balance Sheet Arrangements

We do not currently have any transactions involving off-balance sheet arrangements.

Contractual Commitments

The following table summarizes significant contractual obligations and commitments at December 31, 2009 that have an impact on our liquidity:

	Payments Due by Period
	Less than One Year	One to Three Years	Three to Five Years	More than Five Years	Total
	(in millions of reais)

Loans and financings	R$1,517.6(1)	R$3,622.2	R$1,253.0	R$2,589.3	R$8,982.1
Debentures	316.7(1)	500.0	—	—	816.7
Interest on loans, financings and debentures (2)	51.1	297.4	91.7	189.5	629.7
Purchase obligations (3)	6,492.3	8,791.7	1,088.0	2,905.9	19,277.9
Pension plan contributions (4)	—	—	15.0	—	15.0
Other long-term liabilities	—	—	—	—	—
Total contractual obligations	R$8,377.7	R$13,211.3	R$2,447.7	R$5,684.7	R$29,721.4

______________

(1)   Includes interest accrued at December 31, 2009.

(2)   Consists of estimated future payments of interest on our loans, financings and debentures, calculated based on interest rates and foreign exchange rates applicable at December 31, 2009 and assuming (i) that all amortization payments and payments at maturity on our loans, financings and debentures will be made on their scheduled payment dates, and (ii) that our perpetual bonds are redeemed on the first permitted redemption date.

(3)   Consists of purchase commitments for raw material and electric power pursuant to binding obligations which include all significant terms, including fixed or minimum quantities to be purchased; fixed, minimum or variable price provisions; and the approximate timing of the transaction. Based upon the applicable purchase prices at December 31, 2009.

(4)   Consists of a final disbursement by our company to two defined benefit pension plans in an amount that we estimate will be assessed by the Secretariat for Complementary Pensions (Secretaria de Previdência Complementar) based on projections which we have obtained from independent actuaries. In June 2005, we announced that we intend to withdraw as a sponsor of these two defined benefit pension plans.

We are also subject to contingencies with respect to tax, labor, distributors and other claims and have made provisions for accrued liability for legal proceedings related to certain tax claims of R$420.6 million at December 31, 2009. The tax contingencies relate primarily to COFINS, PIS and federal income tax. See “Item 8. Financial Information—Legal Proceedings” and note 24 to our audited consolidated financial statements.

U.S. GAAP Reconciliation

In accordance with Brazilian GAAP, our net income was R$767.8 million in 2009, our net loss was R$2,492.1 million in 2008, and our net income was R$621.8 million in 2007. Under U.S. GAAP, we would have reported net income of R$232.7 million in 2009, net loss of R$1,826.7 million in 2008 and net income of R$1,089.1 million in 2007.

Our shareholders’ equity in accordance with Brazilian GAAP was R$4,592.5 million at December 31, 2009 and R$3,679.8 million at December 31, 2008. Under U.S. GAAP, we would have reported shareholders’ equity of R$4,379.4 million at December 31, 2009 and R$4,025.7 million at December 31, 2008.

The principal differences between Brazilian GAAP and U.S. GAAP that affected our net income in 2009, 2008 and 2007, as well as shareholders’ equity at December 31, 2009 and 2008, are described in note 35 to our audited consolidated financial statements included elsewhere in this annual report. The major differences relate to the accounting treatment of the following items:

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

•     classification of statement of operations and balance sheet items; and

•     segment reporting.

For a discussion of the principal differences between Brazilian GAAP and U.S. GAAP as they relate to our financial statements and a reconciliation of net income and shareholders’ equity, see note 35 to our audited consolidated financial statements included elsewhere in this annual report.

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

The members of our board of directors are elected at general meetings of shareholders for two-year terms and are eligible for reelection. The terms of all current members expire at our annual shareholders’ meeting in 2011. Members of our board of directors are subject to removal at any time with or without cause at a general meeting of shareholders. Although our by-laws do not contain any citizenship or residency requirements for members of our board of directors, the members of our board of directors must be shareholders of our company. Our board of directors is presided over by the president of the board of directors, and, in his absence, the vice president of the board of directors. The president and the vice president of our board of directors are elected at a general meeting of shareholders from among the members of our board of directors, serve for one-year terms and are eligible for reelection.

Our board of directors ordinarily meets four times a year and extraordinarily when a meeting is called by the president, the vice president or any two other members of our board of directors. Decisions of our board of directors require a quorum of a majority of the directors and are taken by majority vote, other than certain actions which require the consensus of the nominees of Odebrecht, Petrobras and Petroquisa under the Petrobras Shareholders’ Agreement. See “Major Shareholders and Related Party Transactions—Major Shareholders—Shareholders’ Agreements—Petrobras Shareholders’ Agreement.”

The following table sets forth certain information with respect to the current members of our board of directors and their alternates:

Name	Member Since	Position Held	Age
Marcelo Bahia Odebrecht	July 25, 2008	President of the Board	41
Cláudio Melo Filho	October 3, 2005	Alternate	42
Paulo Roberto Costa	April 30, 2010	Vice President of the Board	56
Antonio Aparecida de Oliveira	April 30, 2010	Alternate	49
Alvaro Fernandes da Cunha Filho.	November 6, 1997	Board Member	61
Felipe Montoro Jens.	April 30, 2010	Alternate	39
Alfredo Lisboa Ribeiro Tellechea	April 15, 2009	Board Member	53
André Amaro da Silveira.	April 15, 2009	Alternate	46
Paulo Henyan Yue Cesena.	April 15, 2009	Board Member	37
Carla Gouveia Barreto	April 15, 2009	Alternate	42
José de Freitas Mascarenhas .	August 15, 2001	Board Member	68
José Carlos Grubisich Filho.	April 30, 2010	Alternate	53
Francisco Pais	May 30, 2008	Board Member	54
Andrea Damiani Maia	April 30, 2010	Alternate	38
Newton Sergio de Souza	August 15, 2001	Board Member	56
Adriano Chaves Jucá Rolim.	April 30, 2010	Alternate	40
Almir Guilherme Barbassa	April 30, 2010	Board Member	62
Pedro Augusto Bonésio.	April 30, 2010	Alternate	55
Maria das Graças Silva Foster	April 30, 2010	Board Member	56
Arão Dias Tisser	July 25, 2008	Alternate	34
Eduardo Rath Fingerl	April 30, 2010	Board Member	57
Marcos Luiz Abreu de Lima.	March 31, 2005	Alternate	66

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

Paulo Roberto Costa. Mr. Costa was elected to our board of directors as a nominee of Petroquisa. He has been Petrobras’ chief downstream officer since May 2004. Mr. Costa joined Petrobras in 1977 and worked for a long period in Petrobras’ exploration and production activities. Mr. Costa holds a degree in mechanical engineering from the Universidade Federal do Paraná.

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

Francisco Pais. Mr. Pais was elected to our board of directors as a nominee of Petroquisa. From 1981 to 1986 he managed a hydroelectric structure recovery project in the Geotechnical area at Light S.A., and since 1987, he has served in a variety of capacities, including as assistant to the executive services officer, at Petrobras. From 1998 to 2002, he served as a member of the fiscal council of the Ricardo Franco Foundation at the Military Engineering Institute, or “IME.” Currently, he is a member of the board of directors of Procurement Negócios Eletrônicos, and since 2006, he has served as chairman of the board of directors of Copenor S.A., both of which are affiliates of Petrobras. Mr. Pais holds a bachelor’s degree in civil engineering from the IME and an MBA from the Fundação Getúlio Vargas, or “FGV.”

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

Almir Guilherme Barbassa. Mr. Barbassa was elected to our board of directors as a nominee of Petroquisa. He has been Petrobras’ chief financial officer and chief investor relations officer since July 2005. Mr. Barbassa joined Petrobras in 1974 and has worked in several financial and planning capacities, both in Brazil and abroad. Mr. Barbassa has served as Petrobras’ corporate finance and treasury manager, and he has also served at various times as financial manager and chairman of Petrobras subsidiaries that carry out international financial activities. In addition, he was an economics professor at Petrópolis Catholic University and Faculdades Integradas Bennett from 1973 to 1979. Mr. Barbassa holds a master’s degree in economics from the FGV.

Maria das Graças Silva Foster. Mrs. Foster was elected to our board of directors as a nominee of Petroquisa. She has been Petrobras’ chief gas and energy officer since September 2007. She served as president of Petrobras Distribuidora S.A. from May 2006 to September 2007 and as president of Petroquisa from September 2005 to May 2006. Prior to assuming these duties, Mrs. Foster served as Secretary of Oil, Natural Gas and Renewable Fuels under the Ministry of Energy from 2003 through 2005. Mrs. Foster also served as natural gas and energy technology manager of Petrobras and coordinator of RedeGasEnergia—Excellence Natural Gas and Energy Distribution Network from 2000 to 2002. Mrs. Foster holds a bachelor’s degree in chemical engineering from Universidade Federal Fluminense, a master´s degree in mechanical and nuclear engineering from Universidade Federal do Rio de Janeiro, and an MBA in economics from Fundação Getúlio Vargas.

Eduardo Rath Fingerl. Mr. Fingerl was elected to our board of directors as a nominee of Odebrecht. He has served as an executive officer of BNDES since April 2006, and is currently responsible for capital market and environmental matters. From July 1996 to February 2000, Mr. Fingerl served as an executive officer of BNDES, responsible for industrial operations, services and commerce matters. Mr. Fingerl served as technical officer of the Brazilian Foundation for Sustainable Development (Fundação Brasileira para o Desenvolvimento Sustentável) from June 1992 to June 1993. From August 1989 to June 1992, Mr. Fingerl served as executive officer of Petroquímica da Bahia S.A. From May 1976 to August 1989, Mr. Fingel worked at BNDES in various functions. Mr. Fingerl is a member of the board of directors of Fibria Celulose S.A. and was member of the Board of the New Club of Paris. He was also manager of Foreign Commerce Chamber (Câmara de Comércio Exterior) and member of the Board of Entrepreneurs of Softex. Mr. Fingerl holds a bachelor’s degree in industrial engineering from Universidade Federal do Rio de Janeiro – UFRJ and a master’s degree in industrial engineering from Instituto de Pós-Graduação e Pesquisa em Administração of Universidade Federal do Rio de Janeiro (COPPEAD).

Alternate Directors

Cláudio Melo Filho. Mr. Melo was elected as an alternate member of our board of directors as a nominee of Odebrecht. He has been the new business, development and representation director of Odebrecht since 2004. Mr. Melo served as financial manager and contract manager in several projects in Brazil and Angola for CNO from 1990 to 2004. Mr. Melo holds a bachelor’s degree in business administration from the Universidade de Brasilia and a post-graduate degree in financial administration from FGV.

Antonio Aparecida de Oliveira. Mr. Aparecida de Oliveira was elected as an alternate member of our board of directors as a nominee of Norquisa. He is currently the manager of petrochemicals at Petrobras.  He has worked at Petrobras since 1987 in several technical, executive and management positions.  He has also served as a member of the board of directors of Ipiranga Petroquímica from 2007 to June 2008, a member of the board of directors of Companhia Integrada Têxtil de Pernambuco – CITEPE in 2006 and corporate and planning superintendent of FINEP.  Mr. de Oliveira holds a degree in engineering from the Federal University of Minas Gerais and a Master in Business Administration from the Federal University of Rio de Janeiro.  He also attended various programs specializing in business administration and the petroleum industry, including executive education programs at the Wharton School of the University of Pennsylvania and Harvard Business School.

Felipe Montoro Jens. Mr. Jens was elected as an alternate member of our board of directors as a nominee of Odebrecht. He has served as the Chief Executive Officer of Odebrecht Investimentos em Infraestrutura Ltda. since January 2007. He is also the Chairman of the board of directors of Madeira Energia S.A. Mr. Jens’ previous experience includes serving as corporate finance manager of CNO from April 2005 to December 2006, working on project development and structured finance at Terra S.p.A. from March 2002 to March 2005, and holding various positions at Enron Corporation, Odebrecht and PricewaterhouseCoopers. He holds a degree in business administration from FGV and a Master of International Management from The American Graduate School of International Management.

André Amaro da Silveira. Mr. Amaro was elected as an alternate member of our board of directors as a nominee of Odebrecht. He is also the president of the board of directors of Bento Pedroso Construções S.A. in Portugal. Mr. Amaro served as an executive officer of Braskem from 2008 to 2009 and as Braskem’s head of Planning, Supply and Business Development from 2008 to 2009. He has held a variety of positions in the Odebrecht Group since 1988, including business planning officer of CNO from 2003 to 2006 and vice president of strategic planning of Odebrecht Bau Ag in Germany from 1994 to 1997. Mr. Amaro holds a bachelor’s degree in civil engineering from the Universidade Federal de Minas Gerais—UFMG and an MBA from the IMD-International in Switzerland.

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

José Carlos Grubisich Filho. Mr. Grubisich Filho was elected as an alternate member of our board of directors as a nominee of Odebrecht. He is currently the Chief Executive Officer of ETH Bioenergia S.A., a member of the Odebrecht Group. He served as Braskem’s chief executive officer from 2001 to 2008. He previously served as the chief executive officer and chairman of the board of directors of OPP Química S.A., and served from 2000 to 2001 as vice president of Rhodia Fine Organics worldwide and was a member of the executive committee of the Rhône Poulenc Group. Prior to 2000, he served as vice president for Brazil and Latin America of Rhodia S.A. (currently known as Rhodia Brasil Ltda., a member of the Rhône Poulenc Group). Mr. Grubisich Filho holds a bachelor’s degree in chemical engineering from the Oswaldo Cruz Superior School of Chemistry (Escola Superior de Química Oswaldo Cruz) and has completed Advanced Management Programs at Fundação Dom Cabral and INSEAD in France.

Andrea Damiani Maia. Ms. Maia was elected as an alternate member of our board of directors as a nominee of Petroquisa. She is a manager in the legal department of Petroquisa and has been a lawyer at Petrobras since 2004. She has served as sectional manager of new business in Petrobras’ legal department. Ms. Maia holds a degree in law from the University of São Paulo (Universidade de São Paulo) and a postgraduate degree in competition law from FGV in Rio de Janeiro. She has also taken extension courses in natural gas contract negotiations at the University of Dundee in Scotland.

Adriano Chaves Jucá Rolim. Mr. Jucá Rolim was elected as an alternate member of our board of directors as a nominee of Odebrecht. He has served as general counsel of CNO since April 2002.  He previously served as general counsel of OPP Química from May 2001 to April 2002 and as a member of the board of directors of Trikem from April 1999 until May 2001. He also served as general counsel of Stelar Telecom Ltda., a member of the Odebrecht Group, from September 1995 to August 1997, general counsel of CMW Equipamentos S.A., a member of the Odebrecht Group, from January 1993 to June 1994 and assistant to the general counsel of Odebrecht from July 1991 to January 1993. He holds a bachelor’s degree in law from the Pontifícia Universidade Católica de Salvador and a master’s degree in comparative jurisprudence from New York University School of Law.

Pedro Augusto Bonésio. Mr. Bonésio was elected as an alternate member of our board of directors as a nominee of Petroquisa. He has worked at Petrobras for since 1979, having held several managerial positions.  He has been executive manager of finance of Petrobras since 2006, served as chief of staff for the chief financial and investor relations officer of Petrobras beginning in 1999 and has served as executive manager for project finance. Mr. Bonésio holds a degree in mechanical engineering from the Industrial Engineering College of São Bernardo do Campo—São Paulo (Faculdade de Engenharia Industrial de São Bernardo do Campo—São Paulo).

Arão Dias Tisser. Mr. Tisser was elected as an alternate member of our board of directors as a nominee of Petroquisa. He previously served as a member of our board of directors from May 2008 to July 2008, and was first elected as an alternate member of our board of directors in March 2008. He has been the management coordinator of holdings in petrochemical centers for Petrobras since 2004, and worked in commercial management of naphtha and industrial raw materials for Petrobras from February 2001 to October 2004. Mr. Tisser holds a bachelors degree in Civil Engineering from Universidade Federal do Rio de Janeiro—UFRJ and a master’s degree in engineering from the Universidade Federal do Rio de Janeiro—COPPE/UFRJ.

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

The members of our board of executive officers are elected by our board of directors for two-year terms, corresponding to the terms of the members of our board of directors, and are eligible for reelection. The current term of all of our executive officers ends at our annual shareholders’ meeting in 2012. Our board of directors may remove any executive officer from office at any time with or without cause. According to the Brazilian Corporation Law, executive officers must be residents of Brazil but need not be shareholders of our company. Our board of executive officers holds meetings when called by our chief executive officer.

The following table lists the current members of our board of executive officers:

Name	Year of Appointment	Position Held	Age
Bernardo Afonso de Almeida Gradin	2008	Chief Executive Officer	45
Marcela Aparecida Drehmer Andrade	2010	Vice President Executive Officer, Chief Financial Officer and Director of Investor Relations	41
Mauricio Roberto de Carvalho Ferro	2002	Vice President Executive Officer and General Counsel	44
Manoel Carnaúba Cortez	2008	Vice President Executive Officer	50
Décio Fabricio Oddone da Costa	2010	Vice President Executive Officer	49
Edmundo José Correia Aires	2010	Vice President Executive Officer	51
Patrick Horbach Fairon	2010	Vice President Executive Officer	54

Summarized below is information regarding the business experience, areas of expertise and principal outside business interests of our current executive officers.

Bernardo Afonso de Almeida Gradin. Mr. Gradin was elected as chief executive officer of Braskem in August 2008. He has served in a variety of executive positions at Braskem, such as vice president of our Vinyls Unit from 2002 to 2004 and vice president of our Basic Petrochemicals Unit from 2004 to 2007. Mr. Gradin joined the Odebrecht Group in 1987. Recently, he served as investments leader of Odebrecht Infrastructure and Investments (OII) from 2006 to 2008. Mr. Gradin has also served as a member of the board of directors of Copesul from 2001 to 2003 and 2006 to 2007, Cetrel from 2003 to 2007, OPP Química from 2001 to 2002 and Trikem in 2002. Mr. Gradin holds a bachelor’s degree in civil engineering from the Universidade Federal da Bahia, a master’s degree in international politics from the University of Pennsylvania and an MBA from The Wharton School of Business.

Marcela Aparecida Drehmer Andrade. Ms. Drehmer is currently one of our vice president executive officers, our chief financial officer and our investor relations’ officer. She served as our financial officer from 2005 to 2010. She worked for our company in structured operations and financial operations from 2002 to 2005, and worked for OPP Petroquímica S.A. in the financial department where she was responsible for the structured operations and planning departments from 1994 to 1999, served directly under the vice president of investments of Odebrecht from 1999 to 2000.  Beginning in 2000, Marcela participated in Credit Suisse First Boston’s Corporate Finance Internship Program, in New York. Ms. Drehmer holds a bachelor’s degree in business administration from the Universidade de Salvador and an MBA in finance from IBMEC–São Paulo.

Mauricio Roberto de Carvalho Ferro. Mr. Ferro is currently one of our vice president executive officers and our general counsel. He is also an alternate member of the board of directors of Cetrel and an executive officer of Braskem Participações S.A. He served as a member of the board of directors of Ipiranga Petroquímica, prior to its merger into Braskem, and Copesul, prior to its merger into Ipiranga Petroquímica. He was also the vice president of the board of directors of Politeno prior to our merger with Politeno, an alternate member of the board of directors of Petroflex until the sale of our interest in Petroflex in April 2008, and a member of the board of directors of Polialden until our merger with Polialden. He served as a lawyer at the law firm of Carlos Eduardo Paladini Cardoso in 1989 and as a lawyer at the law firm of Bulhões Pedreira, Bulhões Carvalho e Advogados Associados from 1991 until 1995. Mr. Ferro holds a law degree from the Pontifícia Universidade Católica do Rio de Janeiro and an LL.M. from the University of London and from the London School of Economics.

Manoel Carnaúba Cortez. Mr. Cortez is currently one of the vice president executive officers of Braskem and is the head of our Basic Petrochemicals Unit. He is also the president of the board of directors of Cetrel. Mr. Cortez served as executive vice president of our Vinyls Unit during 2008, vice president of our Basic Petrochemicals Unit from 2007 to 2008, industrial director of our Basic Petrochemicals Unit from 2004 to 2007 and industrial director of the Vinyls Unit from 2003 to 2004. He is also president of SINPEQ—Syndicate of the Chemical and Petrochemical Products Companies and vice president of COFIC—Committee of Industrial Development. Mr. Cortez holds a bachelor's degree in chemical engineering from Universidade Federal da Bahia, and an MBA from FGV.

Décio Fabricio Oddone da Costa. Mr. Oddone is currently one of the vice president executive officers of Braskem. He has served as the chief executive officer of Petrobras Energía S.A. since 2008 and as a member of its board of directors since 2005. He has also served as a member of the board of directors of Innova S.A. since 2008. Mr. Oddone previously held several managerial positions with Petrobras and other companies in the Petrobras group in Brazil, Argentina, Angola, Libya, and Bolivia, including Chairman of Petrobras Bolivia S.A. He was responsible for Petrobras’ operations in the Southern Cone. He holds a bachelor’s degree in electrical engineering from Universidade Federal do Rio Grande do Sul, Brazil. He completed post-graduate courses in oil engineering promoted by Petrobras and attended the Advanced Management Program at Harvard University Business School and the Advanced Management Program at INSEAD in France. He holds an Honoris Causa Master Degree in Management and Administration from Alta Escuela de Dirección y Administración de Empresas in Madrid, Spain, and an Honoris Causa Doctoral Degree in Education from Aquino University, Bolivia.

Edmundo José Correia Aires. Mr. Aires is currently one of the vice president executive officers of Braskem. He served as a member of our board of directors from 2008 to 2010 and as an alternate member of our board of directors from 2001 to 2008. He served as president of the board of directors of Triunfo from 2005 to 2008 and as a member of the board of directors of FCC—Fábrica Carioca de Catalisadores S.A. from 2004 to 2008, and of Ipiranga Petroquímica from 2007 to 2008. He has served as the partnership manager of Petroquisa since 2001. Previously, Mr. Aires occupied several executive positions with Petroquisa and Petrobras beginning in 1980. Mr. Aires holds a bachelor’s degree in chemical engineering from the Universidade Federal do Rio de Janeiro and an MBA in finance from COPPEAD. He has also completed a post-graduate course in petrochemical process at CENPEQ/PETROBRAS

Patrick Horbach Fairon. Mr. Fairon is currently one of our vice president executive officers. He currently serves as a member of the board of directors of Refap. He served as a member of our board of directors from 2004 to 2007. From 2000 to 2005, Mr. Fairon served as the chief financial officer of Downstream Participações S.A. He has also served as general manager of business development for Petrobras. Mr. Fairon holds a bachelor’s degree in electrical engineering from the Universidade Federal do Rio de Janeiro, a masters degree in business administration from Pontifícia Universidade Católica do Rio de Janeiro and an MBA in finance from COPPEAD. He also attended the Advanced Management Program at INSEAD in France.

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

The following table lists the current members of our fiscal council and their alternates:

Name	First Year of Appointment
Ismael Campos de Abreu	2003
Alfonso Celso Florentino (alternate)	2010
Manoel Mota Fonseca.	2002
Ana Patricia Soares Nogueira (alternate).	2010
Antônio Luiz Vianna de Souza.	2009
Marcílio José Ribeiro Júnior (alternate).	2008
Aluizio da Rocha Coelho Neto	2010
Jayme Gomes da Fonseca Júnior (alternate).	2010
Marcos Antonio Silva Menezes	2005
Sergio José de Barros (alternate).	2005

The following is a summary of the business experience, areas of expertise and principal outside business interests of the current members of our fiscal council and their alternates.

Members of Fiscal Council

Ismael Campos de Abreu. Mr. Abreu was elected as a member of our fiscal council as a nominee of Odebrecht. He served as president of our fiscal council from 2006 to 2010. Mr. Abreu has been the controller of Odebrecht since 1995, and previously served as manager of the tax consulting division of PricewaterhouseCoopers Auditores Independentes from 1978 to 1985, controller of Corrêa Ribeiro S.A. Comércio e Indústria from 1986 to 1988, manager of the consulting area of Arthur Andersen from 1989 to 1991, and a partner of Performance Auditoria e Consultoria from 1992 to 1995. He was a member of the fiscal council of Petroflex until the sale of our interest in Petroflex in April 2008 and was a member of the fiscal council of Polialden until our merger with Polialden. Mr. Abreu holds a bachelor’s degree in accounting from Fundação Visconde de Cairú, and a post-graduate degree in economic engineering from Centro Interamericano de Desenvolvimento.

Manoel Mota Fonseca. Mr. Fonseca was elected as a member of our fiscal council as a nominee of Odebrecht. He served as president of our fiscal council in 2003 and 2004. Mr. Fonseca has been a partner of the law firm Mota Fonseca e Advogados since 1990 and previously served as legal and tax counsel of Coopers & Lybrand, KPMG and PricewaterhouseCoopers Auditores Independentes. Mr. Fonseca holds a law degree from the Universidade de São Paulo, and a post-graduate degree in tax law from FGV.

Antônio Luiz Vianna de Souza. Mr. Vianna de Souza was elected as a member of our fiscal council as a nominee of Petroquisa. He has served as manager of Financial Planning of Petrobras S.A. since 2004, and held various other positions at Petrobras since 1980. Mr. Vianna holds a bachelor’s degree in Engineering from the Universidade Federal do Rio de Janeiro, a law degree from the Universidade Federal Fluminense, and a degree in economics from the EPGE—FGV.

Aluizio da Rocha Coelho Neto. Mr. Rocha was elected as a member of our fiscal council as a nominee of Odebrecht. He has been the controller of CNO since April 2010 and previously served as the leader of the international tax planning department of CNO since 2008. He has previously served as the senior manager of tax planning of our company, as part of the tax planning team at Arcelor – Cia. Siderúrgica de Tubarão, and as a senior auditor with PricewaterhouseCoopers. Mr. Rocha holds a bachelor’s degree in accounting from the Federal University of Espírito Santo (UFES) and a master’s degree in accounting from the University of São Paulo (USP / FIPECAFI).

Marcos Antonio Silva Menezes. Mr. Menezes was elected as a member of our fiscal council as a nominee of Petroquisa. He currently serves as president of our fiscal council. Mr. Menezes has been the director of PIFCo since 2003 and chief accountant officer of Petrobras since 1998. He joined Petrobras in 1976 and served as Deputy Superintendent of the former Financial Services—SEFIN from 1995 through 1998. He served as a member of the fiscal council of Companhia de Gás de Minas Gerais—GASMIG, of Companhia de Gás da Bahia—BAHIAGAS and as chairman of the fiscal council of Petros. Mr. Menezes has been chairman of the fiscal council of Instituto Brasileiro de Petróleo e Gás since 1998, and a member of the fiscal council of Organização Nacional das Indústras de Petróleo—ONIP since 1999. He is also a member of the Associação Nacional dos Executivos de Finanças, Administração e Contabilidade—ANEFAC and the Auditing and Accounting Rules Commission—CANC of Associação Brasileira das Companhias Abertas—ABRASCA and its Auditing and Accounting Rules Commission—CANC. Mr. Menezes holds bachelor’s degrees in accounting and in business management from Faculdade Moraes Júnior in Rio de Janeiro, a post-graduate degree in financial management from FGV, and completed an advanced management program—PGA at Fundação Dom Cabral/INSEAD— França.

Alternate Members of Fiscal Council

Afonso Celso Florentino. Mr. Florentino was elected as an alternate member of our fiscal council as a nominee of Odebrecht. He has served as accounting manager for CNO since March 2008 and served as a senior manager with PricewaterhouseCoopers from July 1994 through February 2008. Mr. Florentino holds a bachelor’s degree in accounting sciences from the Federal University of Minas Gerais and an MBA from IMBEC in Minas Gerais.

Ana Patricia Soares Nogueira. Ms. Nogueira was elected as an alternate of our fiscal council as a nominee of Odebrecht. She has been a member of the fiscal council of Cetrel since March 2009. Ms. Nogueira served as an attorney for our company from August 2001 until December 2008. She was a private practitioner from October 1997 to August 2001. Prior to October 1997, Ms. Nogueira held a variety of legal positions at Trikem and Odebrecht. She holds a bachelor’s degree in law from Universidade Católica de Salvador and is pursuing an MBA from FGV.

Marcílio José Ribeiro Júnior. Mr. Júnior was elected as an alternate member of our fiscal council as a nominee of Petroquisa. He joined Petrobras in 2006 as an accountant in the financial governance area. Previously, he served as an accountant at Terminal Garagem Menezes Côrtes S.A. from 1998 through 2001, as accounting manager at ALTM S.A. Tecnologia e Serviços de Manutenção from 2001 to 2002, as accountant at Gás e Participações Ltda.—GASPART from 2002 to 2004, as accounting manager at Starfish Oil and Gas S.A. from 2004 to 2005 and as controller at Queiroz, Galvão, Óleo e Gás S.A. from 2005 to 2006. Mr. Júnior holds a bachelor’s degree in accounting from the Universidade Federal do Rio de Janeiro and has a post-graduate degree in economics and financial engineering from the Universidade Federal Fluminense.

Jayme Gomes da Fonseca Junior. Mr. Fonseca was elected as an alternate of our fiscal council as a nominee of Odebrecht. He served as an a member of our fiscal council in 2008 and 2009 and an alternate member of our fiscal council in 2007. Currently, he serves as the controller of CNO. He was our controller from 2004 to 2007 and previously served as a financial officer of Odebrecht Empreendimentos Imobiliários S.A. from January 2008 to April 2009, an executive officer of Ipiranga Química from 2007 to 2008, an executive officer of Ipiranga Petroquímica, prior to its merger into Braskem, fiscal manager of OPP Química from 1999 to 2004, fiscal manager of Odebrecht from 1996 to 1999, fiscal manager of CNO from 1993 to 1996, supervisor of Performance Auditoria e Consultoria S.C. from 1991 to 1993 and an assistant of Arthur Andersen S.C. from 1989 to 1991. Mr. Fonseca holds a bachelor’s degree in business administration from Universidade de Salvador—UNIFACS, an IAG Master in finances from Pontifícia Universidade Católica do Rio de Janeiro—PUC, and a MSc in Accounting and Finance from University of Manchester Institute of Science—UMIST.

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

Compensation and Benefits

The aggregate compensation paid by us to all members of our board of directors, board of executive officers and our fiscal council for services in all capacities was approximately R$22.2 million in 2009. On April 30, 2010, our shareholders (acting in the annual general meeting) established the following compensation for the year 2010:

•         board of directors and board of executive officers: an aggregate limit of R$31.4 million; and

•         each regular member of our fiscal council: the greater of R$6,951 per month and the statutory minimum set forth in the Brazilian Corporation Law.

The members of the board of directors receive a fixed monthly compensation, which is not affected by the numbers of meetings that take place each month. The members of the fiscal council receive a fixed monthly compensation, which is not affected by the numbers of meetings that take place each month. The alternate members of the board of directors and of the fiscal council do not receive any compensation.

Our executive officers receive the same benefits generally provided to our employees, such as medical (including dental) assistance, private pension plan and meal vouchers. Like our employees, our executive officers also receive a yearly bonus equal to one-month’s salary (known as the “thirteenth” (monthly) salary in Brazil), an additional one-third of one-month’s salary for vacation, and contributions of 8.0% of their salary into a defined contribution pension fund known as the Guarantee Fund for Time of Service (Fundo de Garantia por Tempo de Serviço). Members of our board of directors and fiscal council are not entitled to these benefits. We made contributions into the Guarantee Fund for Time of Service for our executive officers in an aggregate amount of R$0.4 million during the year ended December 31, 2009.

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

Upon the purchase by a business partner of his allocation of investment units, the business partner will receive additional investment units as an incentive for the purchase of the purchased investment units. We refer to the purchased investment units as alpha units and the additional investment units as beta units. Each beta unit will automatically convert into an alpha unit 10 years after the date of issue of the beta unit. Upon the payment by our company of dividends or interest attributable to shareholders’ equity to holders of our class A preferred shares, we will issue additional units, or “gamma units,” with an aggregate value equivalent to the value of the dividends or interest attributable to shareholders’ equity attributed and paid to the holders of a class A preferred share.

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

Our board of directors adopted an annual program for the 2007 and 2008 fiscal years. No annual program will be adopted for the 2009 fiscal year. Under these annual plans, the number of alpha and beta units our executive officers were entitled to purchase is set forth in the table below:

Fiscal Year	Alpha Units	Beta Units
2007	430,180	430,180
2008	360,384	360,384

The annual program for the 2010 fiscal year has not yet been adopted by our board of directors.

Corporate Governance Practices

The significant differences between our corporate governance practices and the standards of the NYSE are described in “Item 16G. Corporate Governance.”

Share Ownership of Directors and Officers

The total number of shares owned by members of Braskem’s board of directors and executive officers as of May 26, 2010 represents less than 0.1% of Braskem’s share capital. Under our by-laws, each of our directors must also be a shareholder of our company. Accordingly, if a person is appointed to our board of directors and is not one of our shareholders at the time, the shareholder that designated such person to be one of our directors (in accordance with the terms of the relevant shareholders agreement) generally transfers one share to the newly appointed director at no cost. All other shares owned by our directors were purchased at market prices through the BM&FBOVESPA. As of the date hereof, none of our executive officers owns any of our shares.

Employees

The following table sets forth the number of our employees by main category of activity and location.

	At December 31,
Main Category of Activity	2009(1)	2008(2)	2007(3)

Coordinators and operators	1,886	1,954	1,970
Engineers and other professionals	988	1,002	947
Administrative and support	376	458	488
Technicians	598	626	610
Maintenance	506	549	556
Managers and directors	218	213	212
Total	4,572	4,802	4,783

______________

(1)   At December 31, 2009, 1,716 employees worked in the State of Bahia, 1,736 employees worked in the State of Rio Grande do Sul, 606 employees worked in the State of São Paulo, 448 employees worked in the State of Alagoas and 66 employees worked in other states in Brazil or abroad.

(2)   At December 31, 2008, 1,926 employees worked in the State of Bahia, 1,761 employees worked in the State of Rio Grande do Sul, 596 employees worked in the State of São Paulo, 462 employees worked in the State of Alagoas and 57 employees worked in other states in Brazil or abroad.

(3)   At December 31, 2007, 2,007 employees worked in the State of Bahia, 1,803 employees worked in the State of Rio Grande do Sul, 484 employees worked in the State of São Paulo, 472 employees worked in the State of Alagoas and 17 employees worked in other states in Brazil or abroad.

We do not employ a material number of temporary employees.

As a result of the Quattor Acquisition, the employees of Quattor are now our employees. At December 31, 2009, the Quattor Companies had 1,809 employees. As a result of the Sunoco Chemicals Acquisition, the employees of Braskem Americas are now our employees. At April 1, 2010, Braskem Americas had approximately 430 employees.

In Brazil, both employees and employers have the right to organize unions. Employees belonging to a specific “professional category” and employers constituting a specific “economic category” may each be represented by a single union in a particular geographic area. Individual unions generally belong to state-wide union federations, which in turn belong to nationwide union confederations. We are a member of the Petrochemicals and Synthetic Resins Industries Union of the States of Bahia, Alagoas, Rio Grande do Sul and São Paulo, and our employees belong to the Petrochemicals Industries Workers’ Unions in each of these states. At December 31, 2009, approximately 1,577 of our non-management employees. We believe that we have good ongoing relations with our employees and their unions. We have not experienced a strike since Trikem was privatized in 1995. The current collective bargaining agreements with our unions have one-year to two year terms and are subject to annual renegotiation. We have traditionally applied the terms of bargaining agreements entered into with the unions equally to unionized and non-unionized employees.

At December 31, 2009, approximately 528 of the non-management employees of the Quattor Companies were union members. We believe that the Quattor Companies have good ongoing relations with their employees and their unions. The current collective bargaining agreements with the Quattor Companies’ unions have one-year to two year terms and are subject to annual renegotiation. Quattor has traditionally applied the terms of bargaining agreements entered into with the unions equally to unionized and non-unionized employees.

The employees of Braskem Americas are not represented by any union, other than employees of Braskem Americas’ Neal, West Virginia plant. Approximately 68% of the employees of this plant are represented by the United Steel, Paper & Forestry, Rubber, Manufacturing, Energy Allied-Industrial & Service Workers International Union. The collective bargaining agreement currently in force with this union has a three-year term that expires in June 2010. Braskem Americas has traditionally applied the terms of its collective bargaining agreements to non-unionized employees. We believe that Braskem Americas has good ongoing relations with its employees and their unions.

We have adopted and applied a personnel management philosophy which emphasizes a performance related pay structure and a decentralized management structure. Employees in each of our business units participate in setting and achieving their business unit’s annual objectives. As a result, employees in those business units that meet or exceed their goals share in our financial performance through performance-based employee compensation plans. During 2009, we recorded an expense of R$86.0 million related to this program with respect to approximately 5,000 employees, including our executive officers. The members of our board of directors do not participate in this program.

We seek to recruit top graduates from Brazilian technical schools and universities to work at each of our plants and offer career development training to employees to develop skills necessary to operate an internationally competitive, vertically integrated petrochemical company. We have invested in a series of training courses for our operating, laboratory and maintenance personnel through agreements with technical training organizations. During 2009, our total investment in education and training amounted to R$6.9 million for approximately 307,000 hours of training, representing an average of 67 hours per employee.

We tailor career development programs to each employee’s individual needs and abilities. We established this program with our own resources and technology, and it has become a Brazilian benchmark in human resources practices. In 2009, 11.3% of our employees received salary increases as a result of their participation in our career development programs.

Our employees and their dependents receive medical and dental assistance through a network of accredited doctors. We pay most of the costs for these services, with a small portion being paid by our employees. A small monthly fee is also charged to our employees to pay for more costly medical services. In 2009, we spent R$35.2 million on this assistance.

Historically, Braskem Americas has offered its employees the ability to participate in a variety of health and welfare benefit plans. As part of the process of integrating the operations of Braskem Americas into our, we are reviewing these plans and expect to continue many of these plans or adopt similar plans for the employees of Braskem Americas during 2010.

The majority of our employees participate in the Odebrecht Pension Plan (ODEPREV—Odebrecht Previdência). We pay part of the monthly payments made by our employees to the Odebrecht Pension Plan. This pension fund is a defined contribution plan that pays supplementary pension and retirement amounts in amount to those paid by the Brazilian government’s pension system and is intended to provide its members with income on retirement. In 2009, we paid R$6.8 million into this fund.

We also make contributions to Petros under retirement and defined benefit pension plans that we assumed as a result of the acquisition of control of Copesul. Copesul closed these plans to new participants on January 1, 1995. In 2009, we made contributions of R$4.9 million to these plans.

In August 2004, Copesul approved and implemented a supplementary private pension plan named COPESULPREV. COPESULPREV is a closed defined-contribution plan intended to cover those employees not included in the Petros plan. The obligations of Copesul under the COPESULPREV plan were assumed by Braskem as a result of the merger of Copesul into Ipiranga Petroquímica and the subsequent merger of Ipiranga Petroquímica into Braskem. COPESULPREV is independently managed by Petros, with no links to any other pension plan managed by Petros, pursuant to the provisions of Complementary Law No. 109/2001. In September 2009, we ceased making contributions to this plan. In 2009, we made contributions of R$1.0 million to COPESULPREV.

Ipiranga Petroquímica and Ipiranga Química sponsored Fundação Francisco Martins Bastos Pension Plan, a defined benefit closed supplementary private pension entity, designed to manage and execute pension benefit plans for the benefit of the employees of Ipiranga Petroquímica and Ipiranga Química. The obligations of Ipiranga Petroquímica under the FFMB plan were assumed by Braskem as a result of the merger of Ipiranga Petroquímica into Braskem. In July 2009, we ceased making contributions to this plan. In 2009, we made contributions of R$1.6 million to this fund.

In 2002, Triunfo approved and implemented a supplementary private pension plan named Triunfo Vida. Triunfo Vida is a closed defined-contribution plan. The obligations of Triunfo under the Triunfo Vida plan were assumed by Braskem as a result of the merger of Triunfo into Braskem. Triunfo Vida is independently managed by Petros, with no links to any other pension plan managed by Petros, pursuant to the provisions of Complementary Law No. 109/2001. In 2009, we made contributions of R$0.4 million to this plan.

Braskem Americas has historically offered two qualified defined benefit pension plans to its employees: (1) the Final Pay and Career Pay Formulas, for which employees who were employed before January 1, 1987 are eligible to participate, and (2) the Career Pay Formula, for which employees who were employed after January 1, 1987 are eligible. Each of these plans offers employees monthly income for life either at retirement or, in the event that an employee’s departure occurs after such employee’s benefits under the plan have vested, at the time of departure. As part of the process of integrating the operations of Braskem Americas into our operations, we have decided to terminate Braskem Americas’ defined benefit plans with respect to its employees, other than the participants in the Novamont pension plan that is available to unionized employees at the Neal, West Virginia plant, and are reviewing options with respect to post-retirement benefits that we will make available to Braskem Americas’ other employees.

ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

Major Shareholders

At May 26, 2010, our issued and outstanding capital consisted of 433,668,976 common shares, 346,569,671 class A preferred shares, including 1,506,060 class A preferred shares held in treasury, and 593,818 class B preferred shares. Generally, only our common shares have voting rights. Our preferred shares have voting rights only in exceptional circumstances.

The following table sets forth information concerning the ownership of our common shares and class A preferred shares at May 26, 2010 by each person whom we know to be the owner of more than 5.0% of our common shares and our class A preferred shares, and by all of our directors and executive officers as a group. Our principal shareholders have the same voting rights with respect to each class of our shares that they own as other holders of shares of that class.

	Common Shares		Class A Preferred Shares		Total
	Number of Shares		Number of shares	%	Number of shares	%
BRK	420,651,494	87.0	—	—	420,651,494	53.9
Odebrecht(1)	—	—	80,697,919	23.3	80,697,919	10.3
Petroquisa(2)	109,987	*	72,966,172	21.1	73,076,159	9.4
BNDESPAR.	—	—	44,317,452	12.8	44,317,452	5.7
All directors, fiscal council members, their alternates and executive officers as a group (38 persons).	169	*	373,007	*	373,176	*

______________
*         less than 1%

(1)      Includes 1,406,173 class A preferred shares held by Odebrecht and 79,291,746 class A preferred shares held by OSP. Excludes the proportional interest of Odebrecht in the common shares held by BRK.

(2)      Includes 109,987 common shares with respect to which Petroquisa’s right to transfer has been blocked and which will be transferred to BRK when this restriction is lifted. Excludes the proportional interest of Petrobras and Petroquisa in the common shares held by BRK.

We currently have no management or employee option plans or management or employee options outstanding. See “Item 6. Directors, Senior Management and Employees—Compensation—Long-Term Incentive Plan.”

BRK

BRK’s common shares are the only outstanding classes of its share capital. BRK’s shareholders are parties to a shareholders’ agreement that addresses, among other matters, (1) voting rights at BRK’s shareholders’ meetings, and (2) rights of first refusal and preemptive rights for disposal and purchase. See “—Petrobras Shareholders’ Agreement.”

The following table sets forth information concerning the ownership of the common shares of BRK as of May 26, 2010.

Name	Number of Shares	%

OSP	144,862,517	53.8
Petrobras	65,425,867	24.3
Petroquisa	59,014,503	21.9

Changes in Ownership

On January 3, 2009, Odebrecht’s subsidiary, Odebrecht Investimentos em Infra-Estrutura Ltda., transferred 20,685,872 class A preferred shares to Odebrecht’s indirect subsidiary Belgrávia.

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

On December 31, 2009:

•         Odebrecht transferred 1,406,173 of our common shares to Belgrávia in exchange for 1,406,173 of our class A preferred shares owned by Belgrávia;

•         Odebrecht transferred 87,646,298 of our common shares to OSP;

•         Norquisa transferred 29,639,199 of our common shares and 2,185,246 of our class A preferred shares to OSP;

•         Belgrávia transferred 1,406,173 of our common shares and 77,106,500 of our class A preferred shares to OSP; and

•         OSP transferred 118,691,670 of our common shares to BRK in exchange for 118,691,670 shares of BRK.

On December 31, 2009, Petroquisa transferred 58,904,267 of our common shares, and the rights to 109,987 of our common shares whose transfer is currently blocked, to W.B.W.S.P.E. Empreendimentos e Participações S.A., or “WBW.”

On February 8, 2010, WBW merged with and into BRK and BRK issued 59,014,503 shares of its common stock to Petroquisa as consideration for the shares of WBW.

On March 30, 2010, OSP contributed R$1,000 million to BRK in exchange for the issuance of 26,170,847 common shares of BRK. On April 5, 2010, Petrobras contributed R$2,500 million to BRK in exchange for the issuance of 65,425,867 common shares of BRK.

In April 2010, we conducted a capital increase through a private subscription by our shareholders as a result of which we received net cash proceeds of R$3,742.6 million in exchange for the issuance of 243,206,530 of our common shares and 16,697,781 of our class A preferred shares. In this capital increase, BRK subscribed 243,055,556 of our common shares and none of our class A preferred shares.

Shareholders’ Agreements

Petrobras Shareholders’ Agreement

Odebrecht, OSP, Petrobras and Petroquisa, with Braskem and BRK as intervening parties, entered into the Petrobras Shareholders’ Agreement, effective February 8, 2010, which has a term of 35 years. The Petrobras Shareholders’ Agreement superseded the Shareholders’ Agreement that formerly governed the relationship between Petrobras, Petroquisa, Odebrecht and Norquisa regarding our shares.

Under the Petrobras Shareholders’ Agreement, Petrobras and Petroquisa together have the right to designate:

  four members of our board of directors and their alternates for so long as they own, directly or indirectly, an aggregate of 30% or more of our voting share capital;
  three members of our board of directors and their alternates for so long as they own, directly or indirectly, an aggregate of 18%, but less than 30%, of our voting share capital;
  a majority of the members of our fiscal council and their alternates for so long as they own, directly or indirectly, an aggregate of 30% or more of our voting share capital; and
  two members of our fiscal council and their alternates for so long as they own, directly or indirectly, an aggregate of 18%, but less than 30%, of our voting share capital.

For so long as Petrobras and Petroquisa together have the right to designate three or four members of our board of directors, one of these designees will serve as vice president of our board of directors.

Under the Petrobras Shareholders’ Agreement, Odebrecht is entitled to nominate our chief executive officer. Our chief executive officer must choose our chief financial officer from among three nominees submitted by Odebrecht and the executive officer responsible for our investment and portfolio area from among three nominees submitted by Petrobras. Our chief executive officer has the power to nominate the other members of our board of executive officers.

Under the Petrobras Shareholders’ Agreement, Odebrecht has the sole power to approve the business plan of our company.  However, for so long as Petrobras and Petroquisa own, directly or indirectly, an aggregate of less than 30% and more than 18% of our voting share capital, we are prohibited from taking certain strategic actions unless a consensus regarding those actions is reached between Odebrecht and Petrobras, including, among others:

  actions affecting our share capitalization or the rights of holders of our shares;
  mergers, spin-offs or similar transactions;
  Investments and purchases of non-current assets with a value in excess of the lesser of R$200 million or 30% of our non-current assets;
  dispositions of non-current assets with a value in excess of 10% of our non-current assets;
  creation of liens on our non-current assets with a value in excess of the lesser of R$350 million and 20% of our non-current assets; and
  actions that would result in our violating specified net debt to EBITDA and EBITDA to total interest ratios.

Under the Petrobras Shareholders’ Agreement, we have agreed that investments that we make to increase our capacity must be supported by an evaluation demonstrating profitability under standards such as net present value or internal rate of return. Petrobras has granted a right of first refusal to our company with respect to development of any petrochemical project that Petrobras proposes to pursue. In the event that we decide not to participate in any such proposed project, Petrobras has agreed that we will have the right to market the products produced by the proposed project on conditions satisfactory to us and Petrobras.

Under the Petrobras Shareholders’ Agreement, Petrobras and Petroquisa have the right to sell a pro rata portion of their common shares of our company in connection with any direct or indirect sale of our common shares by the Odebrecht Group to a third party.

Under the Petrobras Shareholders’ Agreement, each of the parties has agreed:

  subject to certain exceptions, not to grant any liens on any of its Braskem shares;
  to grant a right of first refusal and tag along rights to the other parties to the Petrobras Shareholders’ Agreement with respect to any sale of its Braskem shares;
  in the event that a party’s interest in our voting share capital is diluted in a transaction involving one or more of the other parties to the Petrobras Shareholders’ Agreement, the diluted party will have the right to purchase shares of Braskem from the diluting parties in an amount that would, after giving effect to such purchase, result in the diluted party holding the same percentage interest in our voting share capital that it held immediately prior to the dilution event; and
  in the event that any party acquires or receives a right to acquire common shares of Braskem from a third party, to offer to sell to the other parties to the Petrobras Shareholders’ Agreement an amount of common shares of Braskem that would, after giving effect to such sale, result in each of the parties to the Petrobras Shareholders’ Agreement holding the same direct and/or indirect proportion of the common shares of Braskem that the parties held prior to the acquisition of common shares of Braskem from the third party.

Pension Funds Memorandum of Understanding

On July 20, 2001, Odebrecht Química, Petroquímica da Bahia S.A., Petros and Previ entered into a Memorandum of Understanding Regarding Shareholders Agreement, which we refer to as the “Pension Funds Memorandum of Understanding.” The Pension Funds Memorandum of Understanding grants certain preemptive and share transfer rights to Petros and Previ. The Pension Funds Memorandum of Understanding has a term of 20 years, unless a shareholders’ agreement containing the terms set out below is entered into prior to that date. Under the Pension Funds Memorandum of understanding, the parties agreed to adopt the following basic principles for our management:

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

BNDESPAR Shareholders’ Agreement

We, Odebrecht and BNDESPAR have entered into a shareholders’ agreement. This shareholders’ agreement will expire on the earlier of the first date on which BNDESPAR ceases to own more than 5.0% of our total share capital and August 24, 2011. This shareholders’ agreement provides that BNDESPAR has the right to appoint one member of our board of directors for so long as Odebrecht and its subsidiaries have the right to elect more than a majority of our directors. This shareholders’ agreement also provides that BNDESPAR has the right to (1) require our company and Odebrecht to purchase the shares that it owns in our company if we do not comply with the terms of this shareholders’ agreement and do not cure any such non-compliance within a specified period, and (2) sell its shares in the event that Odebrecht sells its voting control of our company to a third party.

Related Party Transactions

The following summarizes the material transactions that we have engaged in with our principal shareholders and their affiliates since January 1, 2009.

We have engaged in extensive transactions with our principal shareholders and their affiliates and expect to do so in the future. We also have commercial relationships with some of our affiliates and, as a result, record trade accounts receivable and current and long-term liabilities mainly from purchases and sales of goods and services at prices and on terms equivalent to the average terms and prices of transactions that we enter into with third parties. In addition, we have entered into financial and other transactions with our principal shareholders and their affiliates, including, among others, as a party to three shareholder’s agreements or memoranda of understandings with shareholders of our company. See “—Major Shareholders—Shareholders’ Agreements.”

In connection with the Quattor Acquisition, we entered into the Quattor Investment Agreement, the Petrobras Shareholders’ Agreement and an Association Agreement regarding the continued development of two petrochemical complexes in the States of Rio de Janeiro and Pernambuco, Brazil with Odebrecht, OSP, Petrobras and Petroquisa. In addition, in April 2010 we conducted a capital increase through a private subscription by our shareholders as a result of which we received net cash proceeds of R$3,742.6 million in exchange for the issuance of 243,206,530 of our common shares and 16,697,781 of our class A preferred shares. In this capital increase, BRK, a company controlled by Odebrecht and Petrobras, subscribed to 243,055,556 of our common shares and none of our class A preferred shares. See “Item 4. Information on the Company—History and Development of Our Company—The Quattor Acquisition.”

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

The Odebrecht Group

In December 2004, we entered into an Alliance Agreement with CNO, the 2004 Alliance Agreement, under which we have appointed CNO as a non-exclusive preferred provider with respect to maintenance services and efficiency enhancement projects at each of our plants. This agreement was unanimously approved by our board of directors. Under this agreement, we are required to request bids from CNO for these services and projects. If CNO is retained for any specific service or project, we will pay CNO its costs related to the service or project plus 15%. We are also required to pay any applicable taxes with respect to such fees. This agreement was formally terminated in December 2008. In February 2007, we entered into a new Alliance Agreement with CNO on substantially similar terms as the 2004 Alliance Agreement. The new Alliance Agreement expires in February 2011.

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

The aggregate amount of services we purchased under these Alliance Agreements in 2009 was R$94.2 million. We had accounts payable to CNO of R$9.7 million at December 31, 2009.

Petrobras

Merger and Acquisition Transactions with Petrobras

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

Financial Transactions with Petrobras

In September 2007, EDSP58 entered into an export prepayment credit facility with PIFCo, a wholly-owned subsidiary of Petrobras, under which EDSP58 is permitted to borrow an aggregate principal amount of up to US$323.0 million. In October 2007, EDSP58 borrowed an aggregate of US$312.5 million under this facility to fund a portion of the purchase price of the shares tendered in the Copesul Tender Offer. These loans bear interest at the rate of LIBOR plus 0.35% per annum until the first anniversary of their disbursement and thereafter at the rate of LIBOR plus 0.55% per annum. The principal amount of these loans is payable on or prior to the second anniversary of each disbursement. The outstanding principal amount under this export prepayment credit facility was repaid in 2009.

Commercial Transactions with Petrobras

In July, 2009, we and Petrobras entered into a Petrochemical Naphtha Purchase and Sale Contract. This contract replaced the naphtha supply contract between our company and Petrobras for the supply of naphtha to our basic petrochemicals plants located in the Northeastern Complex, which was terminated in June 2008, and superseded the naphtha supply contract between our company and Petrobras for the supply of naphtha to our basic petrochemicals plants located in the Southern Complex. This contract has a term of five years, expiring in March 2014, and is automatically renewable for one five-year period, unless either party notifies the other party in writing at least one year prior to the expiration of the contract that it does not intend to renew the contract. Under this supply contract, the price that we pay for naphtha is based on a variety of factors, including the market prices of naphtha and a variety of petrochemical derivatives, the volatility of the prices of these products in the international markets, the real/U.S. dollar exchange rate, and the level of paraffinicity of the naphtha that is delivered.

In March 2007, we entered into two five-year propylene supply contract with REFAP, a subsidiary of Petrobras, for the supply of propylene to our plants in the Southern Complex. In addition, we sell condensate and purchase naphtha from REFAP.

In May 2008, we entered into a 20-year propylene supply contract with Petrobras for our Paulínia plant. Under this contract, we purchased an initial monthly supply of 25,000 tons of propylene per month beginning in the second quarter of 2009 and will purchase 300,000 tons of propylene per year beginning in 2010.

In April 2007, we entered into a three-year caustic soda supply contract with Petrobras under which we will supply approximately 61,300 tons of caustic soda annually for use by Petrobras’ Brazilian refineries. Petrobras uses caustic soda for the treatment of effluents in its refineries.

In July 2008, we entered into a three-year caustic soda supply contract with Petrobras under which we will supply approximately 7,410 tons of caustic soda annually for use by Petrobras’ Brazilian biodiesel units.

We sell automotive gasoline and LPG to subsidiaries of Petrobras.

We purchased raw materials from Petrobras and its subsidiaries of R$4,766.7 million in 2009 and sold products to Petrobras and its subsidiaries of R$521.5 million during this period. At December 31, 2009, we had accounts payable to Petrobras and its subsidiaries in an aggregate amount of R$502.1 million and accounts receivable from Petrobras and its subsidiaries in an aggregate amount of R$80.6 million.

Our Jointly Controlled Companies and Associated Companies

Cetrel

We own directly 53.7% of the voting and total share capital of Cetrel. We purchase treatment services on market terms from Cetrel for the wastewater and organic residues generated by us in the Northeastern Complex. We recorded purchases from Cetrel of R$23.8 million in 2009. We had accounts payable to Cetrel of R$1.5 million at December 31, 2009.

Borealis Brasil S.A.

We sell polypropylene and polyethylene to Borealis in which we have a 20.0% interest. We recorded net sales to Borealis of R$155.4 million in 2009. We had accounts receivable from Borealis of R$12.3 million at December 31, 2009.

Other

Engepack

We sell PET from time to time to Engepack Embalagens S.A., or “Engepack,” a packaging manufacturer. Francisco Teixeira de Sá, the chairman of the board of directors of Engepack, was an alternate member of our board of directors until April 2010. We recorded net sales to Engepack of R$15.5 million in 2009. Engepack purchases PET from a variety of second generation producers, including our company.

ITEM 8. FINANCIAL INFORMATION

Consolidated Statements and Other Financial Information

Reference is made to Item 19 for a list of all financial statements filed as part of this annual report.

Legal Proceedings

We are, and may be in the future, involved in numerous tax, civil and labor disputes, among others, involving monetary claims. If unfavorable decisions are rendered in one or more of these lawsuits, we could be required to pay substantial amounts, which could adversely affect our financial condition and results of operations.

For some of these lawsuits, we have not established any provision on our balance sheet or have established provisions only for part of the amounts claimed, based on our judgments as to the outcomes of these lawsuits.

Tax Proceedings

We are engaged in several legal proceedings with Brazilian tax authorities for which we have established provisions in an aggregate amount of R$50.2 million at December 31, 2009. In addition, there are currently certain legal proceedings pending in which we are involved for which we have not established provisions. If any of these legal proceedings is decided adversely to us, our results of operations or financial condition could be materially and adversely affected.

IPI

IPI Credits on Raw Materials Purchases. We pay IPI tax on industrial products that we manufacture. The Brazilian federal tax authorities asserted that the purchase of raw materials that are tax-exempt, non-taxable or taxed at a zero percent rate does not generate IPI tax credits, on the basis that there is no law or regulation that expressly authorizes these credits. We believed that this interpretation is contrary to Article 153, paragraph 3 of the Brazilian Constitution, which sets forth the principle of non-cumulative taxation and does not exclude purchases of raw materials that are tax-exempt, non-taxable or taxed at a zero percent rate.

We filed a lawsuit in the State of Rio Grande do Sul challenging the position of the Brazilian federal tax authorities. Although the Brazilian Federal Supreme Court ruled in our favor, the Brazilian government appealed the decision of the Brazilian Federal Supreme Court. During the pendency of this appeal, the Brazilian Superior Court of Justice (Superior Tribunal de Justiça) issued an unfavorable ruling on related procedural matters.

As a result, we concluded that it would be in our best interest to file for voluntary termination of the lawsuit and participate in the federal tax installment program established by Provisional Measure No. 470/09, which would substantially reduce the default charges and fines that could be levied against us. In November 2009, we filed for voluntary termination of this suit and the suits described in the following paragraph, and agreed to pay R$1,883.3 million in full settlement of the claims of the tax authorities with respect to these matters.

We had a number of similar suits pending in federal courts in the States of São Paulo and Alagoas. We have also filed for voluntary termination of these suits.

For further information on our accounting treatment of this settlement, see note 19(v) to our consolidated financial statements.

IPI Export Credits. Brazilian Decree Law No. 491/69 provides a tax credit to exporters of manufactured products to compensate them for taxes paid in Brazil prior to exporting their products. The regulations governing the IPI tax permit exporters to offset IPI taxes with IPI export credits and/or to transfer their IPI export credits to third parties. However, the Brazilian tax authorities issued a series of administrative rules that reduced, restricted and ultimately suspended the use of these credits based on Decree Law No. 1,724/79, which expressly delegated these powers to the Brazilian Ministry of Finance. We believed that this delegation of powers to the Ministry of Finance violated the distribution of functions among the executive branch, and that secondary administrative rules could not restrict or suspend a benefit created by a constitutionally superior norm. Accordingly, we believed that the administrative rules promulgated under the authority of Decree Law No. 1,724/79 had no legal effect. On these grounds, we filed suits against the Brazilian government challenging Decree Law No. 1,742/79 and these administrative rules and seeking to offset and transfer IPI export credits as provided under Decree Law No. 491/96.

In September 2009, the Brazilian Federal Supreme Court upheld a ruling of the Superior Court of Justice in an appeal made by another taxpayer seeking recognition of that taxpayers’ entitlement to use IPI tax credits on exports, and found that entitlement to such tax benefits ceased in October 1990.

In view of this determination of the Brazilian Federal Supreme Court, in November 2009 we concluded that it would be in our best interest to file for voluntary termination of our lawsuit and participate in the federal tax installment program established by Provisional Measure No. 470/09, which would substantially reduce the default charges and fines that could be levied against us. In November 2009, we filed for the voluntary termination of these lawsuits and the lawsuits described under “—Offset of Tax Credits,” and agreed to pay R$480.1 million in full settlement of the claims of the tax authorities with respect to these matters.

For further information on our accounting treatment of this settlement, see note 19(v) to our consolidated financial statements.

IPI Credits Arising from the Acquisition of Fixed Assets and Materials Not Used in Production. The regulations governing the IPI tax permit companies to offset against their IPI tax liability IPI credits arising from the acquisition of raw materials and other unfinished products only to the extent that they are used in production. We believed that this limitation imposed by the IPI regulations is unconstitutional. Article 153, paragraph 3 of the Brazilian Constitution sets forth a broad principle of non-cumulative taxation and does not limit the grant or use of IPI credits arising from the acquisition of fixed assets or in respect of materials not used in production. We brought four separate suits against the Brazilian government seeking the acknowledgment of IPI credits arising from the acquisition of fixed assets and materials not used by us in the production of our products.

In light of the benefits offered under Law No. 11,941/09, we concluded that it would be in our best interest to file for voluntary termination of these lawsuit and participate in the federal tax installment program established by Law No. 11,941/09, which would substantially reduce the default charges and fines that could be levied against us. We filed for voluntary termination of these suits and the suits described under “—Social Contribution on Net Income,” and agreed to pay R$1,220.2 million in full settlement of the claims of the tax authorities with respect to these matters.

For further information on our accounting treatment of this settlement, see note 19(v) to our consolidated financial statements.

Social Contribution on Net Income

Law No. 7,689/88 created the CSLL, a tax similar to the corporate income tax. Under Article 146, item III of the Brazilian Constitution, the CSLL should have been enacted as a supplementary law and not as an ordinary law. Under Brazilian law, supplementary laws must be approved by at least a majority of the members of each house of the Brazilian Congress, while an ordinary law may be approved by a simple majority of the members of Congress present at the relevant voting session. In addition, we believed that CSLL violates Article 154, item II of the Brazilian Constitution, which provides that new taxes may not be assessed and calculated on the same basis as existing taxes. We believed the CSLL is assessed and calculated on the same basis as the corporate income tax. We filed several suits challenging the constitutionality of the CSLL.

In reliance on an analysis of the chances of success in these suits and the reductions in interest and fines made available by Law 11,941/09, we concluded that it would be in our best interest to withdraw our claims regarding the legality of the collections and to include the amounts in question in the federal tax installment program established by Law No. 11,941/09. In November 2009, we filed for voluntary termination of these suits. However, we decided to exclude from the installment program those amounts that are claimed as isolated fines and challenged the imposition of these fines through administrative proceedings. The amount of the fines at issue was R$113.9 million at December 31, 2009. In January 2010, the Taxpayers Council ruled in our favor with respect to this challenge.

Because the federal government did not challenge the judgment in the case of OPP Química, we believe that a final decision favorable to our company issued in 1992 is still effective. Accordingly, assessment notices drawn by the Federal Revenue against OPP Química were excluded from the installment program. The amount claimed by these assessment notices, retrospectively revised by inflation and the benchmark rate, was R$217.8 million at December 31, 2009. In January 2010, the Taxpayers Council ruled in favor of the federal government with respect to this matter. We have challenged this decision in the administrative courts. Our appeal remains pending. We believe that it is probable that we will prevail in this dispute.

For further information on our accounting treatment of this settlement and the claims that have not been settled, see notes 19(vi) and 20(e) to our consolidated financial statements.

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

Although the Brazilian Federal Supreme Court granted a non-appealable writ of mandamus to the export trading company, confirming the export trading company’s right to use its IPI tax credits from all its exports and the availability of these IPI tax credits for offsetting third-party obligations, the Brazilian tax authorities filed a rescission action against this decision, and we believe that the export trading company is likely to be defeated in light of the Brazilian Federal Supreme Court determination discussed above under “—IPI Export Credits” that the IPI tax credits expired in 1990.

In light of the mounting legal uncertainties over these issues and the benefits offered under Provisional Measure No. 470/09, we concluded that it would be in our best interest to file for voluntary termination of this lawsuit and participate in the federal tax installment program established by Provisional Measure No. 470/09, which would substantially reduce the default charges and fines that could be levied against us. In November 2009, we filed for voluntary termination of this suit.

Pursuant to the agreement under which the export trading company assigned the IPI tax credits to OPP Química and Trikem, we are entitled to full recourse against the export trading company concerning all amounts we are required to pay to the National Treasury. We are considering the legal measures available to claim recourse against the export trading company for the sums paid to the National Treasury.

Other Tax Proceedings

We and our affiliates are involved in several other judicial and administrative proceedings regarding withholding taxes, corporate income taxes (Imposto de Renda da Pessoa Jurídica), the ICMS, the tax on financial transactions (Imposto Sobre Operações Financeiras), monetary adjustments, the PIS, the Social Contribution for Intervention in the Economic Domain (Contribuição Social sob Intervenção no Domínio Econômico) levied on the acquisition of naphtha and other issues related to tax matters. If any of these legal proceedings were decided adversely to us, we do not believe that our results of operations or financial condition would be materially and adversely affected.

Labor Proceedings

Clause Four—“Cláusula Quarta”

Our company and other companies in the Northeastern Complex enter into annual collective bargaining agreements with the petrochemical workers’ union. The collective bargaining agreement that was valid between September 1989 and August 1990 required employers to pay workers monthly cost of living adjustments equal to 84.3% of the consumer price index (Índice de Preços ao Consumidor), or “IPC,” and prohibited the substitution of the IPC by another index with lower values.

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

On October 24, 2005, the workers’ union filed a divergence appeal to the Brazilian Federal Supreme Court, requesting the resolution of conflict between the decisions given by the Brazilian Federal Supreme Court under this proceeding and prior decisions given by the another panel of the Brazilian Federal Supreme Court. The Brazilian Federal Supreme Court has agreed to consider this appeal and hearings on this appeal commenced in June 2007, but a judgment remains pending as one of the judges asked for further access to case records.

Employment and Occupational Health and Safety Proceedings

At December 31, 2009, we were involved in approximately 1,500 employment and occupational health and safety proceedings as to which the total amount claimed was approximately R$420.6 million. We have deposited R$8.8 million of this amount in court and have established a provision for these claims in an aggregate amount of R$21.5 million at December 31, 2009. We do not believe that these proceedings will have a material adverse effect on our business, financial condition or operations.

Other Proceedings

At December 31, 2009, we were a defendant in two civil suits filed by a former caustic soda distributor, its controlling shareholder and a former transporter for breach of a caustic soda distribution agreement. The damages claimed in these suits totaled R$28.4 million at December 31, 2009 (monetarily adjusted). These suits are pending. We believe that we will possibly prevail in these suits.

We are parties to certain proceedings brought against our company by former holders of preferred shares of Nitrocarbono, OPP Química, Salgema, Trikem, Polialden and Politeno which we do not believe will have a material adverse effect on our business, financial condition or results of operations.

Dividends and Dividend Policy

Payment of Dividends

Our dividend distribution policy has historically included the distribution of periodic dividends, based on annual balance sheets approved by our board of directors. When we pay dividends on an annual basis, they are declared at our annual shareholders’ meeting, which we are required by the Brazilian Corporation Law and our by-laws to hold by April 30 of each year. When we declare dividends, we are generally required to pay them within 60 days of declaring them unless the shareholders’ resolution establishes another payment date. In any event, if we declare dividends, we must pay them by the end of the fiscal year for which they are declared. Under Article 9 of Law No. 9,249/95 and our by-laws, we also may pay interest attributable to shareholders’ equity as an alternative form of dividends upon approval of our board of directors. For a more detailed description of interest attributable to shareholders’ equity, see “—Payment of Dividends and Interest Attributable to Shareholders’ Equity—Interest Attributable to Shareholders’ Equity.”

The following table sets forth the dividends and/or interest attributable to shareholders’ equity paid to holders of our common shares, class A preferred shares and class B preferred shares since January 1, 2005 in reais and in U.S. dollars translated from reais at the commercial market selling rate in effect as of the payment date.

		Nominal Brazilian Currency per			US$ equivalent per
Year	Payment Date	Common shares	Class A Preferred Shares	Class B Preferred Shares	Common shares	Class A Preferred Shares	Class B Preferred Shares
2006	April 18, 2006(1)	R$0.90	R$0.90	R$0.56	US$0.42	US$0.42	US$0.26
2007	April 9, 2007(2)	—	0.16	0.16	—	0.07	0.07
2008	April 7, 2008(3)	0.64	0.64	0.64	0.38	0.38	0.38

______________

(1)   Represents interest attributable to shareholders’ equity of R$0.75 (US$0.35) per common share, R$0.75 (US$0.35) per class A preferred share and R$0.56 (US$0.26) per class B preferred share, plus dividends of R$0.15 (US$0.07) per common share and R$0.15 (US$0.07) per class A preferred share.

(2)   Represents dividends of R$0.16 (US$0.07) per class A preferred share and R$0.16 (US$0.07) per class B preferred share.

(3)   Represents dividends of R$0.64 (US$0.38) per common share, R$0.64 (US$0.38) per class A preferred share and R$0.64 (US$0.38) per class B preferred share.

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

Legal Reserve Account

Under the Brazilian Corporation Law and our by-laws, we must allocate 5% of our net profits for each fiscal year to our legal reserve until the aggregate amount of our legal reserve equals 20% of our paid-in capital. However, we are not required to make any allocations to our legal reserve in a fiscal year in which our legal reserve, when added to our other reserves, exceeds 30% of our shareholders’ equity. At December 31, 2009, we had a balance of zero in our legal reserve account.

Capital Reserve Accounts

Under the Brazilian Corporation Law, we are also permitted to record a capital reserve that may be used only (1) to absorb losses which exceed retained earning and profit reserves as defined in the Brazilian Corporation Law, and (2) to redeem or repurchase share capital and/or participation certificates, (3) to increase our capital, or (4) if specified in our by-laws (which currently do not so specify), to pay preferred share dividends. Amounts allocated to our capital reserves are unavailable for the payment of distributions and are not taken into consideration for purposes of determining the mandatory distributable amount. At December 31, 2009, we had a balance of R$416.7 million in our capital reserve accounts.

Dividend Preference of Preferred Shares

Under our by-laws, our preferred shareholders are entitled to a minimum annual non-cumulative preferential dividend, or the Minimum Preferred Dividend, equal to 6% of their pro rata share of our capital before dividends may be paid to our common shareholders. Distributions of dividends in any year are made:

•         first, to the holders of preferred shares, up to the amount of the Minimum Preferred Dividend for such year;

•         then, to the holders of common shares, until the amount distributed in respect of each common share is equal to the amount distributed in respect of each preferred share; and

•         thereafter, to the holders of our common shares and our class A preferred shares on a pro rata basis.

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

On December 21, 1998, ADSs representing our class A preferred shares began trading on the NYSE under the symbol “BAK”. On December 31, 2009, there were 11,797,762 ADSs outstanding, representing 25,593,524 class A preferred shares, or 7.2% of our outstanding class A preferred shares. Each ADS represents two class A preferred shares.

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

	BM&FBOVESPA		New York Stock Exchange
	Closing Price per
	Class A Preferred Share		Closing Price per ADS
	High	Low	High	Low
	(in reais)		(in U.S. dollars)

2005	31.84	16.16	25.82	14.57
2006	18.95	9.97	18.24	9.15
2007	18.19	12.34	19.27	11.56
2008	15.19	5.41	18.50	4.60
2009	14.72	4.41	16.73	3.73

	BM&FBOVESPA		New York Stock Exchange
	Closing Price per
	Class A Preferred Share		Closing Price per ADS
	High	Low	High	Low
	(in reais)		(in U.S. dollars)

2008
First Quarter	15.19	11.76	18.05	13.76
Second Quarter	15.14	12.71	18.03	15.49
Third Quarter	13.92	9.21	17.76	9.69
Fourth Quarter	10.21	5.41	10.59	4.60
2009
First Quarter	6.30	4.41	5.70	3.74
Second Quarter	8.30	4.93	8.11	4.35
Third Quarter	11.35	7.05	12.66	7.04
Fourth Quarter	14.72	5.41	16.73	12.16

Most Recent Six Months
November 2009	12.35	11.35	14.15	13.17
December 2009	14.72	11.84	16.73	14.11
January 2010	15.25	13.26	17.68	13.87
February 2010	13.48	12.78	14.92	13.83
March 2010	13.40	12.65	15.34	14.33
April 2010	12.65	12.31	14.43	13.71
May 2010 (1)	12.96	10.11	14.79	10.98

______________

(1)   Through May 26, 2010.

Source: Economática Ltda./ Bloomberg

On May 26, 2010 the closing sales price of:

•         our class A preferred shares on the BM&FBOVESPA was R$10.11 per share;

•         our class A preferred shares on the LATIBEX was €4.66 per share; and

•         the ADSs on the NYSE was US$11.12 per ADS.

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

On December 11, 2008, the CVM issued CVM Deliberation No. 560 which requires a company listed on the BM&FBOVESPA to disclose all the benefits granted to its employees and managers, including any benefits paid to such employees and managers due to their ownership of shares or other securities of the listed company.

On May 27, 2009, Law No. 11,941 was enacted, codifying CVM Deliberation No. 560 and amending numerous provisions of the Brazilian Corporation Law and Brazilian tax regulations to enable greater convergence between Brazilian GAAP and IFRS. Law No. 11,941 is currently subject to several accounting complementary regulations that affect, among others, the accounting of goodwill, deferred expenses, stock, provisions and real estate investments. Law No. 11,941 also broaden the criteria to be observed upon the elaboration of the notes to the financial statements. Financial statements as of December 31, 2010 of companies listed on the BM&FBOVESPA must be prepared in accordance with the new regulations. The adoption of the new accounting criteria in tax computations is optional.

On December 7, 2009, the CVM issued CVM Instruction No. 480, a new regulation which superseded CVM Instruction  No. 202, in order to, among other things:

•         consolidate the rules regarding registration of securities to be issued so that the procedures of registration, suspension and cancellation are identical for all issuers.

•         create two different categories of securities issuers in accordance with the securities that those issuers are authorized to issue in the Brazilian regulated markets and establish different disclosure requirements for each category. A category A issuer, such as our company, is authorized to issue any and all securities and is subject to more stringent disclosure requirements. A category B issuer is authorized to issue any and all securities, other than shares, share certificates and other securities issued by the issuer of such shares or shares certificates or by a company of its group that grants to its holders the right to acquire such shares or shares certificates.

•         create a new CVM form for annual reports (Formulário de Referência) to replace the previous form for annual reports (Formulário de Informações Anuais) that requires a significantly higher level of disclosure in several areas, including, among others, management discussion and analysis of the financial statements, management compensation, risk controls and derivative policies, and which must be signed by the company’s chief executive officer and investor relations officer.

•         replace the former requirements with respect to the content of a prospectus used in a public securities offering with a requirement to publish an offering note with information on the public securities offering to supplement the Formulário de Referência.

•         classify as Well-Known Seasoned Issuers (Emissor de Grande Exposição ao Mercado) companies: (1) that have had securities traded in the BM&FBOVESPA for at least three years; (2) that are in compliance with the CVM rules on current and periodic reporting obligations on the previous 12 months, and (3) which have shares traded in the market with a market value equal or greater than R$5 billion. The CVM is expected to issue regulations regarding which public securities offerings by Well-Known Seasoned Issuers that will permit these issuers to register public securities offerings through an expedited procedure.

On December 17, 2009, the CVM issued Instruction No. 481, which sets forth (1) the procedures relating to the public solicitation of proxies for the exercise of voting rights at shareholders’ meetings of publicly held companies; and (2) disclosure requirements to be followed by public held companies before such shareholders meetings.

CVM Instruction No. 481 provides that:

•         shareholders that own 0.5% or more of a company’s share capital may nominate members of the board of directors and the fiscal council in a public solicitation of proxies conducted by the company’s management, and that shareholders will be entitled to vote with respect to these nominations;

•         companies that accept digital proxies sent through the internet must allow shareholders who hold 0.5% or more of the company’s share capital to make a public solicitation of proxies through the company’s digital proxy system; and

•         publicly held companies that do not accept digital proxies sent through the internet must pay part of the costs of the public solicitation of proxies made by shareholders that own 0.5% or more of the company’s share capital.

CVM Instruction No. 481 also specifies the information and documents that must be made available to shareholders following the date of the publication of the first call notice for the shareholders’ meeting. The information and documents that must be provided varies according to the agenda of the shareholders’ meeting. This information must be available through the CVM’s website before the shareholders’ meeting, must be prepared in accordance with the requirements of Instruction No. 481, and, if the information and documents relate to the annual shareholders’ meeting, must include management’s discussion and analysis of the financial statements, personal data and history of the nominees for election to the company’s board of directors and/or fiscal council, and a proposal for the compensation of the company’s management.

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

Market Size

Although the Brazilian equity market is Latin America’s largest in terms of market capitalization, it is smaller, more volatile and less liquid than the major U.S. and European securities markets. Moreover, the BM&FBOVESPA is less liquid than the NYSE or other major exchanges in the world.

As of December 31, 2009, the aggregate market capitalization of all companies listed on the BM&FBOVESPA was equivalent to approximately R$2,335 billion (US$1,341 billion), the 10 largest companies listed on the BM&FBOVESPA represented approximately 52.0% of the total market capitalization of all listed companies and we accounted for approximately 0.3% of the market capitalization of all listed companies on the BM&FBOVESPA. By comparison, as of December 31, 2009, the aggregate market capitalization of the companies (including U.S. and non-U.S. companies) listed on the NYSE was approximately US$18.9  trillion and the 10 largest companies listed on the NYSE represented approximately 12.4% of the total market capitalization of all listed companies. The average daily trading volume of the BM&FBOVESPA and NYSE for 2009 was approximately R$5.7 billion (US$3.2 billion) and US$46 billion, respectively.

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

BM&FBOVESPA Corporate Governance Standards

In December 2000, the BM&FBOVESPA introduced three special listing segments:

•         Level 1 of Differentiated Corporate Governance Practices;

•         Level 2 of Differentiated Corporate Governance Practices; and

•         The Novo Mercado (New Market).

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

Our shares joined Level 1 of Differentiated Corporate Governance Practices on February 13, 2003. As a Level 1 company, we must, among other things:

•         ensure that shares representing 25% of our total share capital are effectively available for trading;

•         adopt offering procedures that favor widespread ownership of shares whenever we make a public offering;

•         comply with minimum quarterly disclosure standards, including issuing consolidated financial information, a cash flow statement, and special audit revisions on a quarterly basis;

•         follow stricter disclosure policies with respect to contracts with related parties, material contracts and transactions involving our securities made by our controlling shareholders, directors or executive officers;

•         make a schedule of corporate events available to our shareholders; and

•         hold public meetings with analysts and investors at least annually.

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

At May 26, 2010, we had outstanding share capital of R$7,851,923,208.23, equal to 780,832,465 total shares consisting of 433,668,976 common shares, 346,569,671 class A preferred shares and 593,818 class B preferred shares, including 1,506,060 class A preferred shares held in treasury. All of our share capital is fully paid. All of our shares are without par value. Under the Brazilian Corporation Law, the aggregate number of our non-voting and limited voting class A and class B preferred shares may not exceed two-thirds of our total outstanding share capital.

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

•         reducing the mandatory dividend set forth in our bylaws;

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

•         non-voting preferred shares representing at least 10% of our total share capital; or

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

Investors residing outside Brazil may register their investments in our shares as foreign portfolio investments under Resolution No. 2,689 (described below) or as foreign direct investments under Law No. 4,131 (described below). Registration under Resolution No. 2,689 or Law No. 4,131 generally enables non-Brazilian investors to convert dividends, other distributions and sales proceeds received in connection with registered investments into foreign currency and to remit such amounts outside Brazil. Registration under Resolution No. 2,689 affords favorable tax treatment to non-Brazilian portfolio investors who are not resident in a tax haven jurisdiction, which is defined under Brazilian tax laws as a country that does not impose taxes or where the maximum income tax rate is lower than 20% or that restricts the disclosure of shareholder composition or ownership of investments. See “—Taxation—Brazilian Tax Considerations.”

In the event that a holder of ADSs exchanges those ADSs for the underlying class A preferred shares, the holder must:

•         sell the class A preferred shares on the BM&FBOVESPA and rely on the depositary’s electronic registration for five business days from the date of exchange to obtain and remit U.S. dollars outside Brazil upon the holder’s sale of our class A preferred shares;

•         convert its investment in class A preferred shares into a foreign portfolio investment under Resolution No. 2,689; or

•         convert its investment in class A preferred shares into a direct foreign investment under Law No. 4,131 and obtain a certificate of foreign capital registration from the Central Bank.

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

Pursuant to Resolution No. 2,689, non-Brazilian investors must:

•         appoint at least one representative in Brazil with powers to take action relating to its investments;

•         appoint an authorized custodian in Brazil for its investments, which must be a financial institution duly authorized by the Central Bank and CVM;

•         complete the appropriate foreign investor registration forms;

•         register as a non-Brazilian investor with the CVM;

•         register its investments with the Central Bank; and

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

Upon receipt of the underlying class A preferred shares, a non-Brazilian holder is also entitled to register with the Central Bank the U.S. dollar value of such shares as a foreign direct investment under Law 4,131/62. See “—Exchange Controls” and “—Registered Capital.” A 15% capital gains tax is applicable to the sale or other disposition of preferred class A shares in Brazil where such shares are held by a non-Brazilian holder as a foreign direct investment and the transaction is performed outside a Brazilian stock exchange. If the non-Brazilian holder is domiciled in a tax haven jurisdiction, the income tax rate will be 25%.

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

Under Decree 6,306 of December 14, 2007, the amount in reais resulting from the conversion of the proceeds received by a Brazilian entity from a foreign investment in the Brazilian securities market (including those in connection with the investment in our class A preferred shares or ADSs and those made under the provisions of Resolution No. 2,689/00 of the National Monetary Council) is subject to the IOF transaction tax. The IOF tax rate for most of these transactions is currently 0.38%. Foreign exchange transactions in connection with the investment in our class A preferred shares made under the provisions of Resolution No. 2,689/00 of the National Monetary Council, within a stock, securities or futures exchange environment are currently not subject to the IOF tax. Transactions of same nature performed outside stock, securities or futures exchange environment may be subject to the IOF tax at a 1.5% rate. Remittances of dividends and interest on net equity made by companies whose shares are traded on the BM&FBOVESPA to non-Brazilian holders are not subject to the IOF tax.  The Minister of Finance has the legal power to increase the rate to a maximum of 25%. Any such increase will be applicable only prospectively.

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

Until December 31, 2007, CPMF tax was levied at a rate of 0.38% on all fund transfers in connection with financial transactions in Brazil. Payments of dividends on our class A preferred shares and the ADSs were subject to the CPMF tax. However, at the end of 2007, the Brazilian Congress rejected the extension of the CPMF  tax, and, as of January 1, 2008, the CPMF was extinguished. The Federal Government is considering establishing a tax with the same characteristics of CPMF, but no bill has yet been presented to Congress.

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

Taxation of Dividends

Subject to the discussion under “—Passive Foreign Investment Company Rules,” in general, the gross amount of a distribution made with respect to a class A preferred share or ADS (which for this purpose shall include distributions of interest attributable to shareholders’ equity before any reduction for any Brazilian taxes withheld therefrom) will, to the extent made from the current or accumulated earnings and profits of our company, as determined under U.S. federal income tax principles, constitute a dividend to a U.S. holder for U.S. federal income tax purposes. For taxable years beginning on or before December 31, 2010, non-corporate U.S. holders may be taxed on dividends from a qualified foreign corporation at the lower rates applicable to long-term capital gains (i.e., gains with respect to capital assets held for more than one year). A foreign corporation is treated as a qualified foreign corporation with respect to dividends received from that corporation on shares or ADSs that are readily tradable on an “established securities market” in the United States. U.S. Treasury Department guidance indicates that the ADSs (which are listed on the NYSE), but not our class A preferred shares, are readily tradable on an established securities market in the United States. Thus, subject to the discussion below under “—Passive Foreign Investment Company Rules,” dividends that we pay on the ADSs, but not on our class A preferred shares, currently meet the conditions required for these reduced tax rates. There, however, can be no assurance that the ADSs will be considered readily tradable on an established securities market in later years. Furthermore, a U.S. holder’s eligibility for such preferential rate is subject to certain holding period requirements and the non-existence of certain risk reduction transactions with respect to the ADSs. Such dividends will not be eligible for the dividends received deduction generally allowed to corporate U.S. holders. Subject to the discussion below under “—Passive Foreign Investment Company Rules,” if a distribution exceeds the amount of our company’s current and accumulated earnings and profits, it will be treated as a non-taxable return of capital to the extent of the U.S. holder’s tax basis in our class A preferred share or ADS on which it is paid and thereafter as capital gain. Our company does not maintain calculations of our earnings and profits under U.S. federal income tax principles. Therefore, U.S. holders should expect that distributions by our Company generally will be treated as dividends for U.S. federal income tax purposes.

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

Based on certain estimates of its gross income and gross assets and the nature of its business, our company believes that it will not be classified as a PFIC for its taxable year ended December 31, 2009. The company's status in future years will depend on its assets and activities in those years. The company has no reason to believe that its assets or activities will change in a manner that would cause it to be classified as a PFIC for the taxable year ended December 31, 2010 or any future year, but there can be no assurance that the company will not be considered a PFIC for any taxable year. If we were a PFIC, a U.S. holder of class A preferred shares or ADSs generally would be subject to imputed interest charges and other disadvantageous tax treatment with respect to any gain from the sale or exchange of, and certain distributions with respect to, the shares or ADSs (including the loss of the potential reduced tax rate on certain dividends described above).

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

Information Reporting and Backup Withholding

U.S. backup withholding tax and information reporting requirements generally apply to certain payments to certain non-corporate holders of shares. Information reporting generally will apply to payments of dividends on, and to proceeds from the sale or redemption of, our class A preferred shares or the ADSs made within the United States or by a U.S. payor or U.S. middleman to a holder of our class A preferred shares or the ADSs, other than an exempt recipient, including a corporation, a payee that is not a U.S. person that provides an appropriate certification and certain other persons. Backup withholding tax will apply to any payments of dividends on, or the proceeds from the sale or redemption of, class A preferred shares or the ADSs within the United States or by a U.S. payor or U.S. middleman to a holder, other than an exempt recipient, if such holder fails to furnish its correct taxpayer identification number or otherwise fails to comply with, or establish an exemption from, such backup withholding tax requirements. Under recently passed legislation, U.S. backup withholding tax and information reporting requirements are extended to all holders, including corporations other than tax-exempt corporations, for payments made after December 31, 2011. The backup withholding tax rate is 28% for taxable years through 2010.

Backup withholding is not an additional tax. You generally will be entitled to credit any amounts withheld under the backup withholding rules against your U.S. federal income tax liability or a refund of the amounts withheld provided the required information is furnished to the Internal Revenue Service in a timely manner.

New Legislation

Newly enacted legislation requires certain U.S. holders who are individuals, estates or trusts to pay a 3.8% tax on, among other things, dividends and capital gains from the sale or other disposition of shares of common stock for taxable years beginning after December 31, 2012.  In addition, for taxable years beginning after March 18, 2010, new legislation requires certain U.S. holders who are individuals to report information relating to an interest in our class A preferred shares or the ADSs, subject to certain exceptions (including an exception for our class A preferred shares or the ADSs held in accounts maintained by certain financial institutions).  U.S. holders are urged to consult their tax advisers regarding the effect, if any, of new U.S. federal income tax legislation on their ownership and disposition of our ordinary shares.

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

We are subject to the periodic reporting and other informational requirements of the Exchange Act applicable to a foreign private issuer. Accordingly, we are required to file with or furnish to the U.S. Securities and Exchange Commission, or the SEC, reports and other information, including annual reports on Form 20-F and reports on Form 6-K.

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

In order to mitigate the market risks to which we are exposed, we have used, and we may use, foreign currency, interest rate, commodity derivative instruments, cash and receivables. At December 31, 2009, we had cross-currency and interest rate swaps with an aggregate notional amount of R$2,338.7 million maturing between January 2010 and July 2014. These cross-currency and interest rate swaps match certain of our foreign currency-denominated debt obligations.

It is our policy to assess the potential and consolidated impact of market risks and to mitigate assessed risks in accordance with our risk management policy. Our risk management policy, which has been in effect since April 2004, seeks to mitigate our exposure to exchange rate risks with the objective of maintaining coverage of principal and interest settlements maturing within the following 12 months for, at a minimum:

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

We do not enter into derivative transactions for speculative purposes and do not have any target forward operations or operations involving other similar derivatives.

At December 31, 2009, we had US$753.1 million in U.S. dollar-denominated cash equivalents and other investments, which may partially offset the effects of any depreciation of the real against the U.S. dollar on our ability to service our U.S. dollar-denominated debt to the extent of these U.S. dollar-denominated cash equivalents and other investments.

Interest Rate Risk

Our variable interest rate exposure is primarily subject to the variations of the TJLP rate and the CDI rate for real-denominated borrowings and short-term cash investments.

With respect to Brazilian interest rates:

•         the short-term domestic CDI rate decreased to 8.55% per annum at December 31, 2009 from 13.64% per annum at December 31, 2008; and

•         the TJLP was decreased to 6.00% at December 31, 2009 from 6.25% at December 31, 2008.

The table below provides information about our significant interest-rate sensitive instruments:

	Payment Schedule – Breakdown by Type of Interest Rate
	At December 31, 2009 Expected Maturity Date
	2010	2011	2012	2013	2014	Thereafter	Total	Fair Value (1)
	(in millions of reais, unless otherwise indicated)
LIABILITIES:
Loans and financings (excluding debentures):
Fixed rate, denominated in U.S. dollars	R$74.0	R$255.8	R$506.0	R$505.0	R$435.3	R$2,873.8	R$4,649.9	R$7,305.9
Average interest rate.	8.3%	8.2%	8.2%	8.2%	8.6%	8.9%	9.0%
Variable rate, denominated in U.S. dollars	646.0	188.6	236.1	383.4	141.9	14.6	1,614.9	1,621.2
Average interest rate (over LIBOR).	1.9%	1.9%	1.5%	1.4%	1.8%	2.6%	1.8%
Fixed rate, denominated in Japanese yen	40.9	40.6	20.4	—	—	—	101.9	502.1
Average interest rate.	1.0%	1.0%	1.0%	—	—	—	1.0%
Fixed rate, denominated in reais.	175.4	61.6	33.2	33.2	33.2	128.3	464.9	363.6
Average interest rate.	8.5%	8.5%	8.5%	8.5%	8.5%	8.5%	8.5%
Variable rate, denominated in reais (excluding debentures).	338.7	391.4	271.3	241.2	200.2	4.9	1,447.7	1,437.0
Average interest rate (over TJLP) .	2.8%	2.9%	2.8%	2.8%	3.0%	10.2%	2.8%
Variable rate, denominated in reais (excluding debentures).	237.6	200.0	200.0	50.0	—	—	687.6	807.1
Average interest rate (% of CDI)	117.2%	117.5%	117.5%	117.5%	—	—	117.4%
Loans and financings (excluding debentures) before proportional consolidation	1,512.6	1,138.0	1,266.9	1,212.8	810.6	3,026.0	8,966.9	12,036.9
Loans and financings, of proportionally consolidated companies	5.0	4.3	—	—	—	5.9	15.2	15.2
Total loans and financings (excluding debentures).	1,517.6	1,142.3	1,266.9	1,212.9	810.6	3,031.8	8,982.1	12,052.1
Debentures:
Variable rate, denominated in reais.	316.7	500.0	—	—	—	—	816.7	822.4
Average interest rate (% of CDI) .	103.7%	103.5%	—	—	—	—	103.6%
Debentures before proportional consolidation	316.7	500.0	—	—	—	—	816.7	822.4
Debentures of proportionally consolidated companies	—	—	—	—	—	—	—
Total debentures.	316.7	500.0	—	—	—	—	816.7	822.4

ASSETS:
Cash and cash equivalents and other instruments:
Variable rate, denominated in U.S. dollars	1,311.3	—	—	—	—	—	1,311.3	1,311.3
Variable rate, denominated in reais.	1,762.9	—	—	—	—	—	1,762.9	1,762.9
Cash and cash equivalents and other investments, before proportional consolidation	3,074.2	—	—	—	—	—	3,074.2	3,074.2
Cash and cash equivalents and other investments of proportionally consolidated companies	74.0	—	—	—	—	—	74.0	74.0
Total cash and cash equivalents and other investments.	3,148.2	—	—	—	—	—	3,148.2	3,148.2

______________

(1)   Represents the net present value of the future cash flows from the obligations converted into reais at fair market value at December 31, 2009.

In the event that the average interest rate applicable to our financial assets and debt in 2010 were 1% higher than the average interest rate in 2009, our financial income would increase by approximately R$30.5 million and our financial expenses would increase by approximately R$18.8 million.

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

The table below provides information about our significant foreign currency exposures:

	Payment Schedule – Breakdown by Currency
	At December 31, 2009 Expected Maturity Date
	2010	2011	2012	2013	2014	Thereafter	Total	Fair Value (1)
	(in millions of reais)
LIABILITIES:
Loans and financings:
Loans and financings (excluding debentures):
Denominated in U.S. dollars	R$720.0	R$444.4	R$742.0	R$888.5	R$577.2	R$2,892.7	R$6,264.8	R$8,927.2
Denominated in Japanese yen	40.9	40.6	20.4	—	—	—	101.9	502.1
Denominated in reais.	751.7	653.0	504.6	324.5	233.4	133.0	2,600.2	2,607.6
Loans and financings (excluding debentures) before proportional consolidation.	1,512.6	1,138.0	1,266.9	1,213.0	810.6	3,025.8	8,966.9	12,036.9
Loans and financings, of proportionally consolidated companies.	5.0	4.3	—	—	—	5.9	15.2	15.2
Total loans and financings (excluding debentures)	1,517.6	1,142.3	1,266.9	1,212.9	810.6	3,031.8	8,982.1	12,052.1
Debentures:
Denominated in reais.	316.7	500.0	—	—	—	—	816.7	822.4
Total debentures, including current portion	316.7	500.0	—	—	—	—	816.7	822.4

ASSETS:
Cash and cash equivalents and other investments:
Denominated in U.S. dollars	1,311.3	—	—	—	—	—	1,311.3	1,311.3
Denominated in reais.	1,762.9	—	—	—	—	—	1,762.9	1,762.9
Cash and cash equivalents and other investments, before proportional consolidation.	3,074.2	—	—	—	—	—	3,074.2	3,074.2
Cash and cash equivalents and other investments of proportionally consolidated companies.	74.0	—	—	—	—	—	74.0	74.0
Total cash and cash equivalents and other investments	3,148.2	—	—	—	—	—	3,148.2	3,148.2

______________

(1)   Represents the net present value of the future cash flows from the obligations converted into reais at fair market value at December 31, 2009.

Our foreign currency exposures give rise to market risks associated with exchange rate movements of the real against the U.S. dollar. Foreign currency-denominated liabilities at December 31, 2009 consisted primarily of U.S. dollar-denominated debt. Our U.S. dollar-denominated debt, including short-term debt and current portion of long-term debt, was R$6,264.8 million (US$3,598.0 million) at December 31, 2009 and R$8,954.9 million (US$3,831.8 million) at December 31, 2008. This foreign currency exposure is represented by debt in the form of notes, bonds, pre-export finance facilities and working capital loans. Our cash and funds available in U.S. dollars partially protect us against exposure arising from the U.S. dollar-denominated debt.

In the event that the real were to devalue by 10% against the U.S. dollar during 2010 as compared to the real/U.S. dollar exchange rate at December 31, 2009, our financial expenses indexed to the dollar in 2010 would increase by approximately R$892.7 million, and our financial income would increase by approximately R$130.4 million.

Commodity Prices

We do not currently hedge our exposure to changes in prices of naphtha, our principal raw material, which are linked to international market prices denominated in U.S. dollars of naphtha and other petroleum derivatives. We do not hedge this exposure, in part, because a portion of our sales are exports payable in foreign currencies and linked to the international market prices of these commodities denominated in U.S. dollars and, in part, because the prices of our polyethylene, polypropylene and PVC products sold in domestic markets generally reflect changes in the international market prices of these products denominated in U.S. dollars, converted into reais. In periods of high volatility in the U.S. dollar price of naphtha or the real/U.S. dollar exchange rate, there is usually a lag between the time that the U.S. dollar price of naphtha increases or the U.S. dollar appreciates and the time that we can effectively pass on the resulting increased cost in reais to our customers in Brazil. Accordingly, if the U.S. dollar price of naphtha increases precipitously or the real devalues precipitously against the U.S. dollar in the future, we may not immediately be able to pass on all of the corresponding increases in our naphtha costs to our customers in Brazil, which could materially adversely affect our results of operations and financial condition. See “Risk Factors—Risks Relating to Our Company and the Petrochemical Industry.”

ITEM 12. DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

The depositary, The Bank of New York Mellon, collects its fees for the delivery and surrender of ADSs directly from investors depositing shares or surrendering ADSs or from intermediaries acting for them. The depositary also collects fees for making distributions to investors by deducting those fees from the amounts distributed or by selling a portion of distributable property to pay the fees. The depositary may collect its annual fee for depositary services by deductions from cash distributions or by directly billing investors or by charging the book-entry system accounts of participants acting for them. The depositary may generally refuse to provide fee-attracting services until its fees for those services are paid.

Persons depositing or withdrawing shares must pay:

•         US$5.00 (or less) per 100 ADSs (or portion of 100 ADSs) for the issuance of ADSs, including issuances resulting from a distribution of shares or rights or other property;

•         US$5.00 (or less) per 100 ADSs (or portion of 100 ADSs) for the cancellation of ADSs for the purpose of withdrawal, including in the event of the termination of the deposit agreement;

•         US$0.02 (or less) per ADS (or portion thereof) for any cash distribution;

•         in the event of distributions of securities (other than our Class A preferred shares), a fee equivalent to the fee for the execution and delivery of ADRs referred to above which would have been charged,  as a result of the deposit of such securities (treating such securities as Class A Preferred Shares for the purposes of this fee);

•         registration or transfer fees for the transfer and registration of shares on our share register to or from the name of the depositary or its agent when you deposit or withdraw shares;

•         expenses of the depositary for (1) cable, telex and facsimile transmissions (when expressly provided in the deposit agreement) and (2) converting foreign currency to U.S. dollars;

•         taxes and other governmental charges the depositary or the custodian have to pay on any ADS or share underlying an ADS, for example, stock transfer taxes, stamp duty or withholding taxes, as necessary; and

•         any charges incurred by the depositary or its agents for servicing the deposited securities, as necessary.

Subject to certain terms and conditions, the Bank of New York Mellon has agreed to reimburse us for certain expenses it incurs that are related to establishment and maintenance expenses of the ADS program, including the standard out-of-pocket maintenance costs for the ADRs, which consist of the expenses of postage and envelopes for mailing annual and interim financial reports, printing and distributing dividend checks, electronic filing of U.S. Federal tax information, mailing required tax forms, stationery, postage, facsimile, and telephone calls. There are limits on the amount of expenses for which the depositary will reimburse us, but the amount of reimbursement available to us is not necessarily tied to the amount of fees the depositary collects from investors.

During the year ended December 31, 2009, we received from the depositary of our ADSs approximately US$683 thousand which was used for general corporate purposes such as the payment of costs and expenses associated with (1) the preparation and distribution of proxy materials, (2) the preparation and distribution of marketing materials and (3) consulting and other services related to investor relations.

PART II

ITEM 13. DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

Not applicable.

ITEM 14. MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

Not applicable.

ITEM 15. CONTROLS AND PROCEDURES

Disclosure Controls and Procedures

Our chief executive officer and our chief financial officer are responsible for establishing and maintaining our disclosure controls and procedures. These controls and procedures were designed to ensure that information that we are required to disclose in the reports that we file under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the applicable rules and forms of the SEC, and that it is accumulated and communicated to our management, including our chief executive officer and our chief financial officer , as appropriate to allow timely decisions regarding required disclosure. We performed an evaluation of the effectiveness of the design and operation of our disclosure controls and procedures as of December 31, 2009 under the supervision of our chief executive officer and our chief financial officer . Based on our evaluation, our chief executive officer and our chief financial officer concluded that our disclosure controls and procedures were effective as of December 31, 2009.

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

Changes in Internal Control over Financial Reporting

There have been no changes in our internal control over financial reporting that occurred during the year ended December 31, 2009 that have materially affected or are reasonably likely to materially affect our internal control over financial reporting.

ITEM 16A. AUDIT COMMITTEE FINANCIAL EXPERT

Our fiscal council currently includes an “audit committee financial expert” within the meaning of this Item 16A. Our fiscal council has determined that Marcos Antonio Silva Menezes is our fiscal council financial expert. Mr. Menezes’ biographical information is included in “Item 6. Directors, Senior Management and Employees—Directors and Senior Management—Fiscal Council.” Mr. Menezes is independent, as that term is defined in Rule 303A.02 of the New York Stock Exchange’s Listed Company Manual.

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

ITEM 16C. PRINCIPAL ACCOUNTANT FEES AND SERVICES

Audit and Non-Audit Fees

The following table sets forth the fees billed to us by our independent registered public accounting firm, PricewaterhouseCoopers Auditores Independentes, during the fiscal years ended December 31, 2009 and 2008.

	Year ended December 31,
	2009	2008
	(in millions of reais)

Audit fees(1)	R$6.7	R$11.9
Audit-related fees(2)	0.1	1.6
Tax fees(3)	0.1	1.0
All other fees.	—	—
Total fees.	R$6.9	R$14.5

______________

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

ITEM 16E. PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

On February 19, 2008, we announced that our board of directors had authorized a share repurchase program under which we were authorized to repurchase up to 19,862,411 class A preferred shares at market prices over the BM&FBOVESPA at any time and from time to time from March 6, 2008 through March 6, 2009. As of December 31, 2008, we had repurchased 10,099,500 of our class A preferred shares under this program and we were authorized to repurchase an additional 9,762,911 of our class A preferred shares under this program on or prior to March 6, 2009. We did not make any repurchases under this program in the year ended December 31, 2009 and this program has expired.

ITEM 16F.           CHANGE IN REGISTRANT’S CERTIFYING ACCOUNTANT

Not Applicable.

ITEM 16G.          CORPORATE GOVERNANCE

On November 4, 2003, the SEC approved the final corporate governance rules established by the NYSE. According to these rules, foreign private issuers that are listed on the NYSE, such as Braskem, are subject to a more limited set of corporate governance requirements than those imposed on U.S. domestic issuers. As a foreign private issuer, Braskem must comply with the following four requirements imposed by the NYSE:

•         Braskem must satisfy the audit committee requirements of Rule 10A-3 under the Exchange Act;

•         Braskem’s Chief Executive Officer must promptly notify the NYSE in writing if any executive officer of Braskem becomes aware of any material non-compliance with any of the applicable NYSE corporate governance rules;

•         Braskem must provide a brief description of any significant ways in which Braskem’s corporate governance practices differ from those required to be followed by U.S. domestic issuers under the NYSE corporate governance rules; and

•         Braskem must submit an executed written affirmation annually to the NYSE and an interim written affirmation to the NYSE each time a change occurs to Braskem’s board of directors or any committees of  Braskem’s board of directors that are subject to Section 303A, in each case in the form specified by the NYSE.

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

Independence of Directors and Independence Tests

In general, the NYSE corporate governance standards require listed companies to have a majority of independent directors and set forth the principles by which a listed company can determine whether a director is independent. However, under the NYSE corporate governance standards, a listed company (whether U.S or foreign) of which more than 50% of the voting power is held by another company (a “controlled company”), need not comply with the following NYSE corporate governance standards:

•         A controlled company need not have a majority of independent directors;

•         A controlled company need not have a nominating/corporate governance committee composed of independent directors with a charter that complies with the NYSE corporate governance rules; and

•         A controlled company need not have a compensation committee composed of independent directors with a charter that complies with the NYSE corporate governance rules.

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

ITEM 19. EXHIBITS

(a)   Financial Statements

Braskem Financial Statements

Copesul Financial Statements

Unaudited Consolidated Balance Sheet at March 31, 2007 and December 31, 2006.	F-143
Unaudited Interim Consolidated Statement of Income for the three month periods ended March 31, 2007 and 2006.	F-144
Unaudited Interim Statement of Changes in Shareholders’ Equity for the three month periods ended March 31, 2007 and 2006	F-145
Unaudited Interim Consolidated Statement of Changes in Financial Position for the three month periods ended March 31, 2007 and 2006.	F-146
Unaudited Interim Consolidated Statement of Cash Flows for the three months ended March 31, 2007 and 2006.	F-147
Notes to the Consolidated Financial Statements.	F-148

(b)   List of Exhibits

Exhibit Number	Exhibit

1.01	By-laws, as amended (English translation).

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

3.01

Shareholders’ Agreement of BRK Investimentos Petroquímicos S.A. and Braskem S.A., dated as of February 8, 2010, among Odebrecht S.A., Odebrecht Serviços e Participações S.A., Petróleo Brasileiro S.A. – Petrobras, and Petrobras Química S.A. – Petroquisa, and BRK Investimentos Petroquímicos S.A. and Braskem S.A., as intervening parties (English translation).

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

4.02

Investment Agreement, dated as of January 22, 2010, among Odebrecht S.A., Odebrecht Serviços e Participações S.A., Petróleo Brasileiro S.A. – Petrobras, Petrobras Química S.A. – Petroquisa, Braskem S.A. and UNIPAR – União de Indústrias Petroquímicas S.A. (English translation).

4.03	Braskem S.A. Long-Term Incentive Plan (English translation)(incorporated by reference to Exhibit 4.23 to Form 20-F of Braskem S.A. filed on June 23, 2006).

4.04

Amendment and Restatement of Section 7 of Braskem’s Long-Term Incentive Plan, adopted at Extraordinary Shareholder’s Meeting on April 7, 2006 (English translation)(incorporated by reference to Exhibit 4.24 to Form 20-F of Braskem S.A. filed on June 23, 2006).

8.01	List of subsidiaries (incorporated by reference to note 4 to our audited consolidated financial statements included elsewhere in this annual report).

12.01	Certification of Principal Executive Officer dated May 28, 2010 pursuant to Exchange Act Rules 13a-15(e) and 15d-15(e).

12.02	Certification of Principal Financial Officer dated May 28, 2010 pursuant to Rules 13a-15(e) and 15d-15(e).

13.01

Certifications of Principal Executive Officer and Principal Financial Officer dated May 28, 2010 pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

June 1, 2010

BRASKEM S.A.

By	/s/ Bernardo Gradin
Name: Bernardo Gradin
Title: Chief Executive Officer

INDEX TO FINANCIAL STATEMENTS

Braskem Financial Statements

Copesul Financial Statements

Unaudited Consolidated Balance Sheet at March 31, 2007 and December 31, 2006.	F-143
Unaudited Interim Consolidated Statement of Income for the three month periods ended March 31, 2007 and 2006.	F-144
Unaudited Interim Statement of Changes in Shareholders’ Equity for the three month periods ended March 31, 2007 and 2006.	F-145
Unaudited Interim Consolidated Statement of Changes in Financial Position for the three month periods ended March 31, 2007 and 2006.	F-146
Unaudited Interim Consolidated Statement of Cash Flows for the three months ended March 31, 2007 and 2006	F-147
Notes to the Consolidated Financial Statements.	F-148

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

Braskem's management has assessed the effectiveness of the Company's internal controls over financial reporting as of December 31, 2009 based on the criteria established in Internal Control - "Integrated Framework" issued by the Committee of Sponsoring Organizations of the Treadway Commission ("COSO") and, based on such criteria, Braskem's management has concluded that, as of December 31, 2009, the Company's internal control over financial reporting is effective.

The effectiveness of the Company's internal control over financial reporting as of December 31, 2009 has been audited by PricewaterhouseCoopers Auditores Independentes, an independent registered public accounting firm, as stated in their report which appears herein.

May 28, 2010

By:	/s/ Bernardo Afonso de Almeida Gradin	/s/ Marcela Aparecida Drehmer Andrade
	Bernardo Afonso de Almeida Gradin	Marcela Aparecida Drehmer Andrade
	Chief Executive Officer	Chief Financial Officer

Report of Independent Registered
Public Accounting Firm

To the Board of Directors and Shareholders of Braskem S.A.

In our opinion, the accompanying consolidated balance sheets and the related consolidated statements of operations, of changes in shareholders' equity, of cash flows and of value added present fairly, in all material respects, the financial position of Braskem S.A. and its subsidiaries at December 31, 2009 and 2008, and the results of their operations, their cash flows and their value added for each of the three years in the period ended December 31, 2009, in conformity with accounting practices adopted in Brazil. Also in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2009, based on criteria established in Internal Control - Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). The Company's management is responsible for these financial statements, for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying "Management's Report on Internal Control Over Financial Reporting". Our responsibility is to express opinions on these financial statements and on the Company's internal control over financial reporting based on our integrated audits. We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement and whether effective internal control over financial reporting was maintained in all material respects. Our audits of the financial statements included examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audits also included performing such other procedures as we considered necessary in the circumstances. We believe that our audits provide a reasonable basis for our opinions.

Accounting practices adopted in Brazil vary in certain significant respects from accounting principles generally accepted in the United States of America ("U.S. GAAP"). Information relating to the nature and effect of such differences is presented in Note 35 to the consolidated financial statements.

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

Salvador, Brazil, May 31, 2010.

PricewaterhouseCoopers
Auditores Independentes
CRC 2SP000160/O-5

Braskem S.A. and Its Subsidiaries

Consolidated Balance Sheets at December 31
In millions of reais

Assets	Note	2009	2008
			Retrospectively
			revised

Current assets
Cash and cash equivalents	4	2,663.6	2,429.7
Other investments	5	466.8	518.9
Trade accounts receivable	6	1,297.1	996.2
Inventories	7	1,919.1	2,948.1
Taxes recoverable	9	505.9	610.7
Deferred income tax and social contribution	20(b)	59.2	59.6
Prepaid expenses	10	22.3	65.8
Other receivables		113.3	123.1
		7,047.3	7,752.1

Non-current assets
Long-term receivables
Other investments	5	17.8	11.6
Trade accounts receivable	6	58.8	47.1
Hedge accounting operations		5.3	-
Inventories	7	29.3	20.6
Taxes recoverable	9	1,259.8	1,201.8
Deferred income tax and social contribution	20(b)	973.4	654.5
Judicial deposits and compulsory loan	11	154.6	120.1
Related parties	8	100.7	45.9
Other assets		69.2	46.1
		2,668.9	2,147.7

Permanent assets
Investments
Associated companies	12	20.7	23.0
Other investments		8.6	13.8
Property, plant and equipment	13	10,044.2	10,278.4
Intangible assets, including goodwill	14	2,336.0	2,378.7
Deferred charges	15	71.6	108.2
		12,481.1	12,802.1

Total assets		22,197.3	22,701.9

Braskem S.A. and Its Subsidiaries

Consolidated Balance Sheets at December 31
In millions of reais	(continued)

Liabilities and shareholders' equity	Note	2009	2008
			Retrospectively
			revised

Current liabilities
Suppliers		3,823.5	4,906.7
Loans and financing	17	1,504.1	2,120.0
Debentures	18	316.7	26.3
Salaries and payroll charges		270.0	218.1
Taxes, charges and contributions		1,171.5	105.6
Hedge operations	25	52.6	31.5
Income tax and social contribution		-	0.3
Interest on own capital and dividends payable	21	2.9	6.6
Advances from customers		29.8	49.0
Other liabilities	22	135.4	141.1
		7,306.5	7,605.2

Non-current liabilities
Suppliers		23.2	18.7
Loans and financing	17	7,439.3	9,039.8
Debentures	18	500.0	800.0
Hedge operations	25	31.6	77.9
Taxes and contributions	19	1,218.5	1,231.2
Long-term incentives	21	7.7	10.4
Deferred income tax and social contribution	20(b)	848.8	23.3
Private pension plans	31	23.2	20.0
Other liabilities	22	206.0	195.6
		10,298.3	11,416.9

Shareholders' equity	23
Capital		5,473.2	5,375.8
Capital reserves		416.7	396.1
Fair-value adjustments		(66.3)	(102.1)
Treasury shares		(11.9)	-
Accumulated deficit		(1,219.2)	(1,990.0)
		4,592.5	3,679.8

Total liabilities and shareholders' equity		22,197.3	22,701.9

The accompanying notes are an integral part of these financial statements

Braskem S.A. and Its Subsidiaries

Consolidated Statements of Operations at December 31
In millions of reais

	Note	2009	2008	2007
				Retrospectively
				revised

Gross sales
Domestic market		15,038.2	18,736.3	17,912.6
Foreign market		4,427.7	4,284.1	4,524.8
Taxes, freight and returns on sales		(4,217.6)	(5,060.9)	(4,794.9)

Net sales revenue		15,248.3	17,959.5	17,642.5
Cost of sales and services rendered		(12,664.8)	(15,140.8)	(14,331.4)

Gross profit		2,583.5	2,818.7	3,311.1

Operating expenses (income)
Selling		535.6	492.7	554.2
General and administrative		638.3	674.4	684.5
Depreciation and amortization		123.7	543.6	486.6
Other operating income, net	27	(134.2)	(86.0)	(131.5)
		1,163.4	1,624.7	1,593.8

Operating profit before equity accounting
and financial income		1,420.1	1,194.0	1,717.3

Equity accounting
Equity in the results of investees		(5.4)	(10.9)	(0.1)
Amortization of (goodwill)/negative goodwill, net		-	(40.4)	(74.0)
Provision for loss		(6.7)	(9.7)	(0.9)
Other		-	(2.7)	10.4
		(12.1)	(63.7)	(64.6)
Financial income (expenses)	26
Financial expenses		694.0	(4,403.1)	212.1
Financial income		(328.0)	718.6	(588.8)
		366.0	(3,684.5)	(376.7)

Operating profit (loss)		1,774.0	(2,554.2)	1,276.0
Other income and expenses, net	28	(132.5)	(158.7)	(67.2)

Profit before income tax and social contribution		1,641.5	(2,712.9)	1,208.8
Income tax and social contribution
Current		(11.4)	(23.6)	(224.1)
Social contribution - Financing Law No. 11,941/09		(339.3)	-	-
Deferred		(523.0)	301.8	(103.3)

Income (loss) before minority interests		767.8	(2,434.7)	881.4
Statutory employees' profit sharing		-	(18.9)	(18.7)
Minority interests		-	(38.5)	(240.9)

Net income (loss) for the year		767.8	(2,492.1)	621.8

Shares outstanding at the end of the year (thousands)		519,422	507,541	432,838

Net income (loss) per share at year end - R$		1.4782	(4.9101)	1.4366

The accompanying notes are an integral part of these financial statements

Braskem S.A. and Its Subsidiaries

Statements of Changes in Shareholders' Equity
In millions of reais

			Capital reserve			Revenue reserve
			Tax		Legal	Tax	Profit	Fair value	Treasury	(Accumulated
	Note	Capital	incentives	Other	reserve	incentives	retention	adjustments	shares	deficit)	Total

Adjusted balances at January 1, 2007		3,508.3	396.2	0.6	72.8	11.9	676.0	-	(255.6)	(201.6)	4,208.6
Capital increase	23(a)	1,132.7	-	-	-	-	-	-	(2.0)	-	1,130.7
Dividends not redeemed and expired		-	-	-	-	-	-	-	-	0.3	0.3
Transfer to reserve		-	-	-	-	-	0.2	-	-	(0.2)	-
Fair value adjustments	23(g)	-	-	-	-	-	-	-	-	(4.4)	(4.4)
Net income for the year		-	-	-	-	-	-	-	-	621.8	621.8
Appropriations		-	-	-	-	-	-	-	-	-	-
Legal reserve		-	-	-	27.2	-	-	-	-	(27.2)	-
Tax incentives reserve	23(c)	-	-	-	-	49.5	-	-	-	(49.5)	-
Proposed dividends	23(f)	-	-	-	-	-	-	-	-	(278.5)	(278.5)
Transfer to profit retention reserve	23(f)	-	-	-	-	-	237.6	-	-	(237.6)	-

At December 31, 2007		4,641.0	396.2	0.6	100.0	61.4	913.8	-	(257.6)	(176.9)	5,678.5
Capital increase	23(a)	734.8	-	-	-	-	-	-	-	-	734.8
Dividends not redeemed and expired		-	-	-	-	-	-	-	-	0.3	0.3
Repurchase of shares	23(d)	-	-	-	-	-	-	-	(186.8)	-	(186.8)
Cancellation of shares	23(d)	-	-	-	-	-	(444.4)	-	444.4	-	-
Reversal of tax incentives	23(c)	-	(0.7)	-	-	-	-	-	-	-	(0.7)
Fair value adjustments	23(g)	-	-	-	-	-	-	(102.1)	-	-	(102.1)
Loss for the year		-	-	-	-	-	-	-	-	(2,492.1)	(2,492.1)
Appropriations		-	-	-	-	-	-	-	-	-	-
Profit retention reserve	23(f)	-	-	-	-		(469.4)	-	-	469.4	-
Tax incentive reserve	23(c)	-	-	-	-	(61.4)	-	-	-	61.4	-
Legal reserve	23(f)	-	-	-	(100.0)	-	-	-	-	100.0	-
Others		-	-	-	-	-	-	-	-	47.9	47.9

At December 31, 2008		5,375.8	395.5	0.6	-	-	-	(102.1)	-	(1,990.0)	3,679.8
Capital increase	23(a)	97.4	-	-	-	-	-	-	-	-	97.4
Dividends not redeemed and expired		-	-	-	-	-	-	-	-	3.0	3.0
Treasury stock	23(d)	-	-	-	-	-	-	-	(11.9)	-	(11.9)
Goodwill reserve	1(b.6)	-	-	20.6	-	-	-	-	-	-	20.6
Fair value adjustment	23(g)	-	-	-	-	-	-	35.8	-	-	35.8
Net income for the year		-	-	-	-	-	-	-	-	767.8	767.8

At December 31, 2009		5,473.2	395.5	21.2	-	-	-	(66.3)	(11.9)	(1,219.2)	4,592.5

The accompanying notes are an integral part of these financial statements.

Braskem S.A. and Its Subsidiaries

Consolidated Statements of Cash Flow
Years Ended December 31
In millions of reais

	2009	2008	2007
		Retrospectively	Retrospectively
		revised	revised

Net income (loss) before income tax and social contribution	1,641.5	(2,712.9)	1,208.8

Adjustment to reconcile net income to cash provided
Depreciation, amortization and depletion	1,054.6	1,224.3	1,178.9
Amortization of goodwill, net	6.8	40.4	106.2
Equity in results of associated companies	5.4	10.9	0.1
Adjustments to realization value of investments	(2.7)	2.7	(11.6)
Loss on disposal and impairment of permanent assets	79.5	48.0	30.0
Exclusion of the gain on assignment of right of use among associated companies	4.8	35.8	-
Interest and monetary and exchange variations, net	(1,003.8)	3,275.1	(78.2)
Other	-	(17.1)	(49.6)
	1,786.1	1,907.2	2,384.6

Cash generation before changes in operating working capital	1,786.1	1,907.2	2,384.6

Decrease (increase) in assets
Other investments	(40.3)	(102.6)	253.9
Trade accounts receivable	(252.2)	492.8	220.3
Inventories	1,062.4	(681.7)	28.3
Taxes recoverable	93.2	(205.3)	203.4
Prepaid expenses	44.4	7.3	48.4
Dividends received	2.3	8.8	2.0
Judicial deposits	-	-	(17.1)
Other receivables	(44.7)	(19.5)	58.0
Increase (decrease) in liabilities
Suppliers	(1,092.3)	1,962.4	286.2
Taxes and contributions payable	388.8	17.2	(178.9)
Tax incentives	(2.7)	5.6	53.1
Advances from customers	(19.2)	25.6	(12.2)
Other liabilities	58.0	(27.3)	(7.5)
Cash arising from transactions	1,983.8	3,390.5	3,322.5

Interest paid	(594.7)	(643.3)	(541.1)
Income taxes and contributions payable	(24.0)	(121.0)	(377.4)
Net cash provided by operating activities	1,365.1	2,626.2	2,404.0

Proceeds from sale of permanent assets	2.9	250.2	28.8
Acquisitions of property, plant and equipment	(829.8)	(1,404.2)	(1,277.2)
Acquisitions of subsidiaries	(5.5)	(653.8)	(1,345.5)
Acquisitions of intangible asset	(17.5)	(278.1)	(1,155.4)
Deferred charges	-	(56.6)	(23.6)
Effect of cash from subsidiaries acquired	7.0	58.9	193.8
Net cash used in investing activities	(842.9)	(2,083.6)	(3,579.1)

Braskem S.A. and Its Subsidiaries

Consolidated Statements of Cash Flow
Years Ended December 31
In millions of reais	(continued)

	2009	2008	2007
		Retrospectively	Retrospectively
		revised	revised

Short-term debt
Issuances	1,401.7	2,659.3	4,339.5
Repayment	(1,577.1)	(5,164.7)	(5,895.8)
Long-term debt
Issuances	1,212.1	4,330.4	3,579.8
Repayment	(1,324.1)	(1,353.0)	(399.6)
Related parties
Issuances	-	-	2.0
Repayment	-	-	(5.8)
Dividends paid to shareholders and minorities	(0.9)	(301.0)	(43.8)
Share issuance	-	1.7	1.5
Repurchase of shares	-	(186.8)	(60.2)
Other	-	11.0	0.6
Net cash provided by (used in) financing activities	(288.3)	(3.1)	1,518.2

Increase (decrease) in cash and cash equivalents	233.9	539.5	343.1

Represented by
Cash and cash equivalents, at the beginning of the year	2,429.7	1,890.2	1,547.1
Cash and cash equivalents, at the end of the year	2,663.6	2,429.7	1,890.2
Increase (decrease) in cash and cash equivalents	233.9	539.5	343.1

Major non-cash transactions

The main transactions not affecting cash have been excluded from the statement cash flows and are described below:

2009
Acquisition of Triunfo (Note 1 (b) (x))
Capitalization of advance for future capital increase of Isatec by Braskem.

2008
. Capital increase through merger of shares issued by Grust;
.. Effects from the mergers of Copesul and IPQ (Note 1 (b.3));
.. Capital reduction of Braskem Participações; and
.. Capitalization of advance for future capital increase of IPQ by Ipiranga Química.

2008 and 2007
Issue of Company shares and use of treasury shares to acquire minority interests in its subsidiaries made in three separate steps (See Notes 1(c) (ii) and (v) for the dates of the acquisitions) affecting minority interests and share capital in the amount of R$ 19.2 and R$ 105.3 for Politeno and Polialden respectively.

2007
Conversion of debentures into shares in the amount of R$ 1,113.6 under Brazilian GAAP (Note 21(a)).

Advance to Ultrapar as a result of the acquisition of preferred shares held by minority shareholders of companies acquired in the amount of R$ 633.5 under Brazilian GAAP. (Note 11(c)).

The accompanying notes are an integral part of these financial statements.

Braskem S.A. and Its Subsidiaries

Consolidated Statements of Value Added
Years Ended December 31
In millions of reais

	2009	2008	2007
		Retrospectively	Retrospectively
		revised	revised

1. Revenues	19,261.8	22,685.6	22,203.0
Sales of goods, products and services	19,303.9	22,730.9	22,151.7
Other revenues (expenses) net	19.3	(33.1)	64.2
Allowance for doubtful accounts - expense	(61.4)	(12.2)	(12.9)

2. Inputs acquired from third parties	(15,213.4)	(19,024.1)	(18,098.1)
Costs of goods, products and services sold	(13,896.0)	(17,548.0)	(16,598.5)
Materials, electric power, services from third parties and others	(1,288.8)	(1,411.8)	(1,499.6)
Loss on assets	(28.6)	(64.3)	-

3. Gross value added (1-2)	4,048.4	3,661.5	4,104.9

4. Depreciation, amortization and depletion	(1,054.6)	(1,224.3)	(1,178.9)

5. Net value added produced by the Company (3-4)	2,993.8	2,437.2	2,926.0

6. Value added received in transfer	(339.8)	654.9	(653.4)
Equity in results of investees	(5.3)	(10.9)	(0.1)
Financial income	(328.0)	718.6	(588.8)
Others	(6.5)	(52.8)	(64.5)

7. Total value added to be distributed (5+6)	2,654.0	3,092.1	2,272.6

8. Distribution of value added
Personnel	482.2	561.8	588.9
-Direct remuneration	360.0	439.2	491.7
-Benefits	83.4	84.5	67.7
-Employment Compensation Guarantee Fund (F.G.T.S)	38.8	38.1	29.5

Taxes and contributions	1,905.5	538.7	1,040.7
- Federal	1,585.1	221.3	1,478.5
- State	316.8	316.4	(444.0)
- Municipal	3.6	11.0	6.2

Remuneration of third parties' capital	(501.5)	4,445.2	(219.7)
Interest	(727.3)	4,351.0	(336.5)
Rental	225.8	94.2	116.8

Remuneration of shareholders' equity	767.8	(2,453.6)	862.7
- Interest on shareholders' equity/dividends			278.5
- Income (Loss) for the year and accumulated balances	767.8	(2,492.1)	(78.5)

Minority interest in retained profits	-	38.5	240.9
Legal reserve	-	-	27.3
Profit retention	-	-	241.8
Tax incentives	-	-	49.5
Adjustments from Law No. 11.638	-	-	103.2
Total value added to be distributed	2,654.0	3,092.1	2,272.6

The accompanying notes are an integral part of these financial statements.

Braskem S.A. and Its Subsidiaries

Notes to the Consolidated Financial Statements
at December 31, 2009, 2008 and 2007
All amounts in millions of reais, unless otherwise indicated

1	Operations

(a)

Braskem S.A. ("Braskem" or the "Company") is a publicly-held corporation headquartered in Camaçari, State of Bahia, with 17 production units located in the States of Alagoas, Bahia, São Paulo and Rio Grande do Sul, that manufactures basic petrochemicals such as ethane, propene and benzene, in addition to gasoline and GPF (cooking gas). In the thermoplastic resins segment, the units produce polyethylene, polypropylene and PVC. Additionally, Braskem imports and exports products chemicals, petrochemicals, fuels and manufactures and supplies inputs used by companies located at the Northeast and Southern Petrochemical Complexes, such as steam, water, compressed air, electric energy. The Company also provides a number of services to and holds interests in other companies, as partner or shareholder. Braskem's parent company is Odebrecht S.A. which at December 31, 2009 held, directly and indirectly, 62.3% of the voting capital.

In May 2007, Braskem announced the deactivation of the DMT production unit and the temporary suspension of production of PET, both established at the Petrochemical Complex of Camaçari. At that time, a study was initiated for the possible retaking of production of PET from a new technological route that would guarantee competitive costs for the polyester chain in Brazil. Part of the equipment of the DMT unit has been used by other plants of the Company and part of it has been intended for disposal as scrap.

In December 2008, the Company announced withdrawal from its business relating to PET (polyethylene therephtholste) as studies initiated in 2007 indicated the unfeasibility of producing that resin on a competitive basis. The net book value of the remaining assets has been written off the statement of operations of the year ended 2008 (Notes 13(b) and 28).

In May 2009, the Company announced the suspension of the production of caprolactam, a raw material used in the manufacture of nylon 6 and the temporary closure of its plant located in the Northeast Petrochemical Complex. The decision was based on a through assessment of the business, taking into account difficulties experienced in the Brazilian caprolactam market in recent years, as well as the impacts of the global economic crisis. The Company is monitoring the development in the caprolactam market to ascertain a potential resumption of operations of this plant (Notes 13(b) and 28).

In September 2009, Varient Distribuidora de Resinas Ltda ("Varient") was formed to carry out the distribution of Braskem resins. This company was organized from the verification of assets of IQ Soluções & Química S.A. ("Quantiq"), the new corporate name of Ipiranga Química S.A.

In October 2009, the Company decided to cease operations, as from January 31, 2010, of its plant located in São Paulo, where PVC specialty resins were manufactured. The main raw material of this unit is MVC (vynyl monochloride) that is transferred from the Braskem plant located in Camaçari, State of Bahia. The logistics required to make this basic input available in São Paulo was considered as unfeasible. To maintain the sales of PVC resins, the Company began to import this product. The São Paulo unit will be maintained as a product distribution center with capacity to store and distribute other Braskem resins in addition to PVC specialties.

Braskem S.A. and Its Subsidiaries

Notes to the Consolidated Financial Statements
at December 31, 2009, 2008 and 2007
All amounts in millions of reais, unless otherwise indicated

(b)	Corporate Restructuring

Since its inception on August 16, 2002, the Company has undergone a major corporate restructuring process, disclosed to the market through material event notices. The major developments during 2007, 2008 and 2009 can be summarized as follows:

(i)	Merger of Politeno Indústria e Comércio S.A. ("Politeno")

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

The final amount paid for the shares was computed in November 2007, based on Politeno's average performance over the 18 months subsequent to the execution of the purchase and sale agreement, in accordance with the difference between the prices of polyethylene and those of ethylene in the Brazilian market, audited by an independent appraisal firm appointed by Braskem and the former shareholders of Politeno. The balance due from Braskem, amounting to R$ 247.5, was paid in January 2008 and as of December 31, 2007, was recorded in current liabilities under "Creditors for investments acquisition". This provision gave rise to goodwill of R$ 174.1.

(ii)	Acquisition of Ipiranga Group

 On April 18, 2007, Ultrapar Participações S.A. ("Ultrapar") for itself and acting as agent for the Company and Petróleo Brasileiro - S.A. - Petrobras ("Petrobras"), acquired for R$ 2,113.1 the equivalent to 66.2% of common shares and 13.9% of preferred shares issued by Refinaria de Petróleo Riograndense S.A. ("RPR"), 69.2% of common shares and 13.5% of preferred shares issued by Distribuidora de Produtos de Petróleo Ipiranga S.A. ("DPPI"), and 3.8% of common shares and 0.4% of preferred shares issued by Companhia Brasileira de Petróleo Ipiranga ("CBPI"), held by the controlling shareholders of the Ipiranga Group. The Company and Petrobras paid part of the purchase price (R$ 651.9) pursuant to an agency agreement among the parties.

Pursuant to the agreement among Ultrapar, Braskem and Petrobras, the Company now controls certain petrochemical assets, represented by IQ Soluções & Química S.A. ("IQ"), Ipiranga Petroquímica S.A. ("IPQ") and IPQ's interest in Companhia Petroquímica do Sul ("Copesul"). Assets associated with oil refining operations held by RPR are shared equally by Petrobras, Ultrapar and Braskem.

Braskem S.A. and Its Subsidiaries

Notes to the Consolidated Financial Statements
at December 31, 2009, 2008 and 2007
All amounts in millions of reais, unless otherwise indicated

Under the agreement, Ultrapar was responsible for carrying out a corporate reorganization of the acquired companies, with the purpose of segregating the assets assigned to each acquiring company. The stages of this process included the following:

(a)	Tag-along public tender offer for the acquisition of the common shares of RPR, DPPI and CBPI;
(b)	Merger of outstanding shares of RPR, DPPI and CBPI into Ultrapar; and
(c)

Segregation of assets, as follows: (i) transfer of the petrochemical assets then held by Ultrapar, to be subsequently delivered to Braskem and Petrobras, in accordance with the agency agreement; and (ii) spin-off of CBPI in order to transfer the northern distribution assets to a subsidiary of Petrobras

As referred to in item (a) above, on October 22, 2007 a public tender offer auction was carried out for the acquisition of outstanding common shares of DPPI and RPR, at a price per share of R$ 112.9 and R$ 107.1, respectively. The acquisition included (i) 82% of outstanding common shares of RPR, thus increasing Ultrapar's interest in voting share capital from 61.6% to 93.1%, and (ii) 77% of outstanding common shares of DPPI, thus increasing Ultrapar's interest in voting share capital from 84.2% to 96.1%.The total amount disbursed was R$ 473.0, of which Braskem paid R$ 203.7.

The CBPI auction was conducted on November 8, 2007. The offer price was R$ 64.9 per share. Through a public tender offer on October 5, 2007 the Company's subsidiary EDSP58 Participações Ltda. ("EDSP58") acquired 34,040,927 common shares of Copesul for R$ 38.0 per share, representing 98.63% of the total shares eligible to participate in the offer. The financial settlement occurred on October 10, 2007 and the amount paid was approximately R$ 1,294.2, of which Braskem paid R$ 776.5. On October 18, 2007 the Brazilian Securities Commission (Comissão de Valores Mobiliários, or "CVM") approved the delisting of Copesul's common shares from the São Paulo Stock Exchange – BOVESPA.

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

Braskem S.A. and Its Subsidiaries

Notes to the Consolidated Financial Statements
at December 31, 2009, 2008 and 2007
All amounts in millions of reais, unless otherwise indicated

(iii)	Acquisition of shares and merger of Tegal

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

(iv)	Conversion of ODBPAR INV S.A. Debentures

On June 18, 2007, Odebrecht S.A. ("Odebrecht"), through ODBPAR INV S.A. ("ODBPAR INV"), exercised its right to convert into shares of Braskem 100% of its 59,185 convertible subordinated debentures, in accordance with the indenture, upon maturity of the debentures. The debentures were converted into shares of Braskem on July 31, 2007 (Note 23(a)).

(v)	Acquisition and sale of Petroflex shares

On August 15, 2007, the Company exercised its right of first refusal to acquire shares issued by Petroflex Indústria e Comércio S.A. ("Petroflex") owned by SPQ Investimentos e Participações Ltda., a subsidiary of Suzano, due to the sale of control of such subsidiary to Petrobras.

Upon transfer of the shares, on October 31, 2007, Braskem's interest in the total share capital of Petroflex increased from 20.1% to 33.5%, and its interest in the voting share capital increased from 20.1% to 33.6%. The right of first refusal was exercised at the book value of Petroflex, and in September 2007, the Company paid R$ 61.0 for this acquisition.

In December 2007, Braskem, in conjunction with UNIPAR - União de Indústrias Petroquímicas S.A. ("UNIPAR") and other minority shareholders in Petroflex, entered into a Share Purchase Agreement under which the Company agreed to sell all its shares in Petroflex which had been classified as an Investment held for sale at the book value of the net investment of R$136.7, to Lanxess Deutschland GmbH for an aggregate price of R$ 252.1. On April 1, 2008, this transaction was completed.

(vi)	Petrobras transaction

On November 30, 2007, Braskem entered into an investment agreement with our controlling shareholder Odebrecht, Petrobras, Petroquisa and Odebrecht's subsidiary Nordeste Química S.A. – Norquisa ("Norquisa"), which we refer to as the "Petrobras Investment Agreement". We refer to the transactions under the Petrobras Investment Agreement collectively as the "Petrobras Transaction". Under the Petrobras Investment Agreement, the Petrobras Transaction was completed in two phases. In the first phase Petroquisa contributed the following assets to Braskem:

Braskem S.A. and Its Subsidiaries

Notes to the Consolidated Financial Statements
at December 31, 2009, 2008 and 2007
All amounts in millions of reais, unless otherwise indicated

• 36.4% of the voting and total share capital of Copesul;

• 40.0% of the voting and total share capital of IQ, which in turns owns all of the outstanding share capital of IPQ;

• 40.0% of the voting and total share capital of Paulínia.

In the second phase Petroquisa contributed the following assets to Braskem:
• Up to 100% of the total and voting share capital of Triunfo, at the option of Petrobras and Petroquisa, Note 1(b.x).

In exchange for these assets, Braskem issued an aggregate of 13,387,157 shares Class A Petroquisa.

As a result of the completion of the Petrobras Transaction, Petrobras and Petroquisa owned, directly and indirectly, 25.3% of our total share capital, including 31.0% of our voting share capital, and Braskem owned, directly and indirectly:

. all of the outstanding share capital of Copesul;
. all of the outstanding share capital of IQ, which, in turn, owns all of the outstanding share capital of IPQ;
. all of the outstanding share capital of Paulínia;
. all of the outstanding share capital of Triunfo.

The Petrobras Transaction has been implemented through an exchange of shares (substituição de ações) approved in the Extraordinary General Meeting held on April 30, 2009, by the shareholders of Braskem, Copesul, IQ, IPQ, Paulínia and Triunfo.

(vii)	Capital increase of Petroquímica Paulínia S.A. ("Petroquímica Paulínia")

On November 16, 2007, the Company and Petrobras increased the share capital of Petroquímica Paulínia with shares of CPP - Companhia Petroquímica Paulista ("CPP") at market value. On November 20, 2007 the merger of CPP into Petroquímica Paulínia was approved.

Braskem S.A. and Its Subsidiaries

Notes to the Consolidated Financial Statements
at December 31, 2009, 2008 and 2007
All amounts in millions of reais, unless otherwise indicated

(viii)	Acquisition of Grust Holdings

On May 30, 2008, the acquisition by Braskem at book value of Grust Holdings S.A. ("Grust"), then a wholly-owned subsidiary of Petroquisa, was approved. At that date, Grust directly or indirectly held the following petrochemical assets: (i) 36.4% of the voting capital of Copesul, (ii) 40.0% of the voting capital of IPQ, (iii) 40.0% of the voting capital of IQ, and (iv) 40.0% of the voting capital of Petroquímica Paulínia. After the merger, Braskem holds 99.1% of the voting capital of Copesul and 100% of the voting capital of IPQ, IQ and Petroquímica Paulínia. The latter was a jointly-controlled entity with Petroquisa.

Under the acquisition, Petroquisa received 46,903,320 new common and 43,144,662 new Class A preferred shares issued by Braskem, in accordance with the following exchange ratio determined based on the economic values of Grust and Braskem, as stated in reports of specialized firms: 0.067419126039 common and 0.062016407480 Class A preferred shares issued by Braskem for each one (1) common share issued by Grust. Braskem, in turn, received 695,697,538 common shares in Grust held by Petroquisa. As a result of the merger of shares, Braskem's capital was increased by R$ 720.7, equal to the book value of Grust's shareholders' equity as of March 31, 2008.

The Extraordinary Shareholders' Meeting of subsidiary Grust held on July 10, 2008 approved a capital increase from R$ 695.7 to R$ 797.8, without the issue of new shares, through the capitalization of current earnings determined as of June 30, 2008, in the amount of R$ 102.1.

The Extraordinary Shareholders' Meeting of subsidiary IPQ held on July 16, 2008 approved a capital increase through the contribution by Grust of its interest in Copesul, in the amount of R$ 302.6. Accordingly, IPQ's capital increased from R$ 349.5 to R$ 652.1, through the issue of 11,938,022,669 common shares.

The Extraordinary Shareholders' Meeting of subsidiary Grust, held on July 28 2008, approved a capital reduction by R$ 797.8, to ten reais (R$ 10.0), with the ensuing cancellation of 695,697,528 common shares. As a result, the following assets, at book value as of June 30, 2008, were returned to Braskem:

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

(ix)	Merger of Copesul and IQ

The Extraordinary Shareholders' Meetings held on September 11, 2008 approved the merger of Copesul into IPQ. As a result of such merger, the capital of IPQ increased by R$ 585.3, from R$ 652.1 to R$ 1,237.4, through the issue of 23,695,195,295 preferred shares. The increase was based on Copesul's shareholder's equity at net book value as of July 31, 2008 (the transaction base date), under the terms and conditions set out in the "Protocol and Justification" dated August 22, 2008, which established the exchange ratio in accordance with the economic values of IPQ and Copesul, under which each one (1) Copesul share was exchanged for 524 IPQ preferred shares. Equity variations in Copesul between the base date and the merger date were fully reflected in IPQ, under equity in the results of subsidiary and associated companies.

Braskem S.A. and Its Subsidiaries

Notes to the Consolidated Financial Statements
at December 31, 2009, 2008 and 2007
All amounts in millions of reais, unless otherwise indicated

The Extraordinary Shareholders' Meetings of Braskem and IQ held on September 30, 2008 approved the partial spin-off of IQ, where the spun-off assets, relating to interests in IPQ and ISATEC - Pesquisa, Desenvolvimento e Análises Químicas Ltda. ("ISATEC") were transferred to the Company.

On the same date, Extraordinary Shareholders' Meetings approved the mergers, into Braskem, of IPQ and Petroquímica Paulínia under the terms and conditions set out in the merger protocol and justification, dated September 12, 2008. Additionally, the Company's capital was increased by R$ 14.1, from R$ 5,361.7 to R$ 5,375.8, through the issue of 1,506,061 Class A preferred shares, which were appropriated to remaining shareholders of IPQ, who are now Braskem shareholders.

(x)	Merger of Triunfo

The Extraordinary Shareholders' Meetings of Braskem and Petroquímica Triunfo S.A. ("Triunfo") held in April and May 2009, respectively, approved the acquisition of Triunfo by the Company. This represented the last stage of the agreement entered into on November 30, 2007, between Petróleo Brasileiro S.A. - Petrobras ("Petrobras"), Petroquisa, Odebrecht S.A. ("Odebrecht") and Nordeste Química S.A. - Norquisa ("Norquisa"). The merged net assets of Triunfo, at book value as of December 31, 2008 (the transaction base date), under the terms and conditions set out in the "Protocolo de Justificação", amounted to R$ 118.0. Of this total, R$ 97.4 was allocated to a capital increase of the Company (Note 23(a)), and R$ 20.6 was allocated to the capital reserve account. A total of 13,387,157 Braskem class "A" preferred shares were issued and delivered to Triunfo shareholders, at the rate of 0.210428051882238 Braskem class "A" preferred share to one (1) Triunfo either common or class "A" preferred share.

Upon completion of this last stage, Petrobras, through its subsidiary Petroquisa, holds 59,014,254 common and 72,966,174 class "A" preferred shares in Braskem, corresponding to 25.3% and 31.0% of the Company's total and voting capital, respectively.

(c)	Administrative Council for Economic Defense - CADE

 In July, 2008, CADE approved the acquisition of the petrochemical assets of the Ipiranga Group by Braskem and Petrobras. The only one recommendation done by CADE was to adjust the clause related non competition between the sellers, which it is limited for the active market where they operated.

At the same decision, CADE also approved the investment agreement in which Petrobras incorporated shares in Braskem through its minority participation in Copesul, IPQ, IQ and Petroquímica Paulínia.

Braskem S.A. and Its Subsidiaries

Notes to the Consolidated Financial Statements
at December 31, 2009, 2008 and 2007
All amounts in millions of reais, unless otherwise indicated

With this decision from CADE, there are no more restrictions to manage and incorporation of the assets involved on this acquisition.

(d)	Corporate governance

Braskem agreed to comply with Level 1 of the Corporate Governance Standards of the Bovespa, which mainly commits the Company to (i) provide additional information to the market; and (ii) increase the percentage of capital available for trading in the market.

2	Presentation of the Financial Statements

In compliance with CVM Deliberation 505/06, on February 12, 2010, the Company's Executive Board authorized the issuance of the original financial statements in accordance with accounting practices adopted in Brazil. Subsequently, the Company's Executive Board determined the inclusion of subsequent events described in Notes 34(c), (d) and (e). For purposes of filing with the SEC, the authorization to issue these financial statements was granted on May 28, 2010 and all adjusting and non-adjusting subsequent events have been considered by management and reflected in these financial statements, as appropriate, through this date. These adjustments resulted in a decrease of net income from R$ 917.2 to the amount of R$ 767.8 and the shareholders' equity from R$ 4,741.9 to the amount of R$ 4,592.5, which are presented in Note 19(vi).

The Company financial statements for 2009, 2008 and 2007 were prepared according to the accounting practices adopted in Brazil, which comprise Law No. 6,404/76, as amended (the “Brazilian Corporation Law”), pronouncements, guidelines and interpretations of the Accounting Pronouncements Committee ("CPC"), and the rules of the Brazilian Securities Commission ("CVM") as well as other rules issued. The purpose of CPC is to study and disclose accounting and auditing principles, standards and rules. The adoption of CPC's pronouncements, technical guidance and interpretation is subject to the approval of CVM, the Brazilian Central Bank and other regulatory bodies.

Changes in Brazilian Corporate Law

On December 28, 2007 and December 4, 2008, respectively, Law No. 11,638/07 and Provisional Measure ("Provisional Measure") No. 449 were enacted amending and introducing new provisions to Law No. 6,404 (Brazilian Corporate Law). The main objective of the Law and the Provisional Measure was to update Brazilian corporate legislation to allow for the accounting practices adopted in Brazil to converge with those of the International Financial Reporting Standards (IFRS), as issued by the International Accounting Standard Board (IASB). The application of the Law and Provisional Measure is mandatory for annual financial statements for years beginning on or after January 1, 2008.

According to the Law, the Accounting Pronouncement Committee (Comitê de Pronunciamentos Contábeis -CPC), an independent, not-for-profit organization represented by listed companies, investors, analysts, the accounting profession, auditors and the academy, and supervised by the financial markets regulators (CVM and Brazilian Central Bank) will be responsible to develop the Accounting Pronouncements (CPCs) that would in the future bring convergence with IFRS.

Braskem S.A. and Its Subsidiaries

Notes to the Consolidated Financial Statements
at December 31, 2009, 2008 and 2007
All amounts in millions of reais, unless otherwise indicated

The purpose of the Accounting Pronouncements Committee - CPC is the study and issuance of accounting and audit principles, rules and standards. The adoption of the pronouncements and technical guidelines issued by the CPC depends upon approval by the CVM, the Brazilian Central Bank or other regulatory agencies.

For the Company, the pronouncements and guidelines of the CPC that have been approved by the CVM and are also valid for the 2009 financial statements are described below:

		Approval act by CVM

CPC			Approval
Pronouncement	Subject matter	Deliberation	date

CPC 01	Impairment of assets	527/07	11.01.07
CPC 02R	Effects in exchange rates, changes and conversion of financial statements	534/08	01.29.08
CPC 03R	Statement of cash flows - DFC	547/08	08.13.08
CPC 04	Intangible assets	553/08	11.12.08
CPC 05	Disclosures on related parties	560/08	12.11.08
CPC 06	Leasing	554/08	12.11.08
CPC 07	Government grants and subsidies	555/08	11.12.08
CPC 08	Transaction costs and premium on issue of securities at the issue of marketable securities	556/08	11.12.08
CPC 09	Statements of value added - DVA	557/08	11.12.08
CPC 12	Adjustment to present value	564/08	12.17.08
CPC 13	First-time adoption of Law No. 11,638/07 and Law No. 11,941/09	565/08	12.17.08
CPC 14	Financial instruments: recognition, measurement and evidence	(*)	12.17.08

(*) CPC guidance "OCPC" 03 approved by Circular Letter/CVM/SNC/SEP/ 03/2009 on 11.19.09 superseded CPC 14.

(a)	Presentation of financial statements for 2008

On January 28, 2010, CVM issued Deliberation 624 that approved the review document 1 covering certain CPC pronouncements, including CPC 03. Pursuant to this Deliberation, the Company made the following changes:

CPC 03: The revision of CPC03 gave rise to changes in the criterion to determine cash equivalents and, for this reason, the amount of R$ 181,883 was transferred from "Cash and cash equivalents" to "Marketable securities" in the balance sheet for the year ended December 31, 2008 (Notes 4 and 5). The amended CPC is referred to as “CPC 03R”. Also, CPC 03R has recommended that all interest paid be classified under operating activities. Braskem decided to follow the CPC 03 recommendation of classifying all interest paid under operating activities and has thus reclassified the interest capitalized under investing activities amounting to R$71.1and R$70.4 for the years ended December 31, 2008 and 2007 respectively.

Braskem S.A. and Its Subsidiaries

Notes to the Consolidated Financial Statements
at December 31, 2009, 2008 and 2007
All amounts in millions of reais, unless otherwise indicated

(b)	Transition Tax Regime (RTT)

The amounts presented in the financial statements as of December 31, 2009 and 2008 considered the adoption of the Transition Tax Regime ("RTT"), by the Company and its subsidiaries with head offices in Brazil, as established by Law No. 11,941/09, the purpose of which is to maintain the tax neutrality of the amendments to the Brazilian corporate legislation, introduced by Law No. 11,638/07 and Law No. 11,941/09. The permanent option for the RTT was made upon submission of the Statement of Corporate Economical and Tax Information -DIPJ for calendar year of 2008. The transition tax effects, whenever applicable, generated as a result of the adoption of the RTT, are described in the note on deferred income tax (“IR”)and social contribution (“CSL”). (Note 20(b1)).

The consolidated financial statements prepared by the Company for statutory purposes, which include the stand-alone financial statements of Braskem S.A. (parent company), were filed with the CVM on March 3, 2010. The financial statements presented herein do not include the parent company's stand-alone financial statements and are not intended to be used for statutory purposes.

(c)	Triunfo

For comparison purposes between the financial statements for the years ended December 31, 2009 and 2008, the acquisition of Triunfo, which took place on May 5, 2009, must be considered (Note 1(b)(x)). Triunfo was consolidated as from January 1, 2009. The balance sheet and statement of operations of Triunfo for the year ended December 31, 2008 can be summarized as follows:

Balance Sheet at December 31, 2008

2008
Assets

Current assets
Cash and cash equivalents	1.7
Marketable securities	7.1
Trade accounts receivable	62.8
Inventories	66.1
Tax credits	19.5
Other accounts receivable	4.7
Prepaid expenses	0.1
162.0
Non current assets
Deferred IR and CS	6.5
Judicial deposits	3.4
Other	0.1
Investments	12.0
Property, plant & equipment	27.0
49.0

Total of Assets	211.0

Braskem S.A. and Its Subsidiaries

Notes to the Consolidated Financial Statements
at December 31, 2009, 2008 and 2007
All amounts in millions of reais, unless otherwise indicated

Liabilities	2008

Current liabilities
Accounts payable to suppliers	2.5
Loans and financing	32.2
Taxes and contributions payable	2.9
Dividends payable	8.7
Other accounts payable	9.4
55.7

Long-term liabilities
Loans and financing	30.3
Taxes and contributions	7.0
37.3
Shareholders' equity
Capital	63.3
Capital reserves	7.1
Profit reserves	40.5
Treasury shares	(1.2)
Equity valuation adjustment	8.3
118.0

Total	211.0

Year ended
December
31, 2008
Statement of operations

Net revenues	581.8
Cost of products sold	(476.1)
Gross profit	105.7
Operating expenses, net	(51.3)
Operating profit	54.4
Other expenses, net	(3.0)
Profit before income tax and social contribution	51.4
Provision for income tax and social contribution	(14.1)
Net income before minority	37.3
Employees and management profit sharing	(2.2)

Net income for the year	35.1

3	Significant Accounting Practices

3.1	Adoption of Law No. 11,638/07 in 2008

A number of changes were made to accounting practices adopted in Brazil in 2008 as a result of adoption of Law No. 11,638/07. The Company opted to retroactively apply the new accounting practices using an opening balance sheet of January 1, 2006, as the starting point according to the corporate legislation amended by Law

Braskem S.A. and Its Subsidiaries

Notes to the Consolidated Financial Statements
at December 31, 2009, 2008 and 2007
All amounts in millions of reais, unless otherwise indicated

No. 11,638/07 and Provisional Measure 449/08. The changes in accounting practices impacted the statement of operations, balance sheet and cash flow statements and the financial information of the years ended on December 31, 2007 has, therefore, been retrospectively revised.

The following notes detail the equity and income statement adjustments resulting from the first-time adoption of Law No. 11,638/07 and Provisional Measure 449/08 to include (a) a summary of the changes in accounting practices that affected the opening balances on January 1, 2006; and (b) a summary of the effects on the statement of operations and shareholders' equity for the years ended December 31, 2007 resulting from the adoption of the said legislation.

(a)	Summary of the changes in accounting practices which affected the opening balances at January 1, 2007.

(i)	Deferred charges

Balances of the deferred charges existing on December 31, 2006, mainly related to goodwill based on the expectation of future profitability in the amount of R$ 1,531.0 (January 1, 2006 - R$ 1,689.4) were reclassified to intangible assets. Other balances in the amount of R$ 212.9 were written-off against the accumulated deficit on January 1, 2006, and only the pre-operating expenses that will be maintained up to their total realization by means of amortization or write-off will remain in deferred charges.

(ii)	Adjustments to present value

Certain short-term accounts payable have been adjusted to present value based on specific interest rates that reflect cash settlement of these liabilities as regards term, risk, currency, pre-established or post-established payment condition, based on the opening balance of the date of transition as provided by CPC 13.

The effect of the adjustment to present value resulting from the first-time adoption of Law No. 11,638/07 and Provisional Measure 449/08 has been recorded in accumulated deficit.

(iii)	Tax incentive

The portions of tax incentives received for investments are now recorded in the account "Income tax and social contribution - current" in the statement of operation. Upon the appropriation of net income, these incentives were transferred to the account "Tax incentives reserve", in stockholders' equity.

(b)	Summary of the effects of adoption of Law No. 11,638/07 and Provisional Measure 449/08

The reconciliations of net income and shareholders' equity as at December 31, 2007 after and before considering the effect of adopting Law No. 11,638/07 and Provisional Measure 449/08,are described below and referenced to the item descriptions above.

Braskem S.A. and Its Subsidiaries

Notes to the Consolidated Financial Statements
at December 31, 2009, 2008 and 2007
All amounts in millions of reais, unless otherwise indicated

2007
Net income before the effects of Law No. 11,638/07 and Provisional Measure 449/08 (as previously reported)	547.6
(i) Reversal of amortization deferred charges	59.5
(ii) Write-off of deferred charges	(34.8)
(iii) Tax incentives	49.5
Total adjustments arising from adoption of the Law and Provisional Measure	74.2
Net income for the year ended on December 31 as presented	621.8

2007
Shareholders' equity at December 31, before the effects of
Law No. 11,638/07 and Provisional Measure 449/08 (as previously reported)	5,757.0
Adjustments on the date of transition:
Accumulated effects from prior years	(103.2)
Impacts on both results and shareholders' equity:
(i) Reversal of deferred charges	59.5
(ii) Write-off of deferred charges	(34.8)
Shareholders' equity at December 31 as presented	5,678.5

3.2	Summary of significant accounting practices

(a)	Use of estimates

In the preparation of the consolidated financial statements, it is necessary to utilize estimates to record certain assets, liabilities and other transactions. Therefore, these financial statements include various estimates relating to the selection of the useful lives of property and equipment, intangible assets and market value financial instruments, measurement of services earned under long-term contracts, provisions for contingent liabilities, determination of provisions for income tax and social contribution, and other matters. Although these estimates have been made with the highest accuracy possible, they may not materialize.

(b)	Foreign currency and functional currency

The Company's management has established that its functional currency is the Real, according to the rules described in CPC 02.

Transactions in foreign currency (i.e., all those transactions that are not carried out in functional currency) are converted at the exchange rate of the date of each transaction. Monetary assets and liabilities in foreign currency are converted into functional currency at the exchange rate of the date of the financial statements. Gains and losses due to exchange rate movements on monetary assets and liabilities are recognized in the statement of operations. Non-monetary assets and liabilities in foreign currency are converted based on the exchange rates of the transaction dates or on the date of the fair value evaluation whenever fair value is used.

Braskem S.A. and Its Subsidiaries

Notes to the Consolidated Financial Statements
at December 31, 2009, 2008 and 2007
All amounts in millions of reais, unless otherwise indicated

(c)	Revenue recognition and other operational items

Income and expenses are recognized on the accruals basis.

Revenue from the sale of goods is recognized in the statement of operations when the significant risks and rewards of ownership have been transferred to the buyer. Transfer of ownership occurs when the goods are delivered to the client or to their freight carriers, depending upon the sales terms. Freight expenses are reported within net sales and amounted to R$ 681.5, R$ 612.0 and R$ 579.5 in 2009, 2008 and 2007, respectively.

The provision for income tax and value-added tax on sales and services ("ICMS") expenses are recorded gross of the tax incentive portions, and the amounts related to tax exemptions and tax reductions are recorded in the statement of operations for the year.

Considering the provisions of CVM Deliberation 273/98, of August 20, 1998, and CVM Instruction No. 371/02, of June 27, 2002, the deferred income tax and social contribution are stated at their probable realizable value, expected to occur as described in Note 20(b).

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

Braskem S.A. and Its Subsidiaries

Notes to the Consolidated Financial Statements
at December 31, 2009, 2008 and 2007
All amounts in millions of reais, unless otherwise indicated

(d)	Current assets

(d.1)	Cash and cash equivalents

Cash and cash equivalents comprise cash in hand, demand account balances with banks and similar institutions and highly liquid investments. They are readily convertible into known amounts of cash and have an insignificant risk of changes in value.

(d.2)	Financial instruments

.	Classification and measurement

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

Financial assets held for trading with the intention of being traded actively and frequently, including derivatives, are measured at fair value, unless they have been designated as hedges. Financial assets held for trading are classified as current assets. Gains or losses resulting from changes in the fair value of financial assets held for trading are recognized in the statement of operations for the year.

(ii)	Loans and receivables

Loans and receivables that are non-derivative financial assets with fixed or determinable payments, not quoted in an active market, are included in this category as current assets, except those with a maturity date that exceeds 12 months subsequent to the balance sheet date (these are classified as noncurrent assets). The Company's loans and receivables consist of loan agreement balances, current accounts with related companies, accounts receivables from clients, other accounts receivables, and cash and cash equivalents, except short-term investments. Loans and receivables are accounted for at amortized cost, using the effective interest rate method.

(iii)	Financial assets held to maturity

Assets held to maturity are those financial assets that are not classified as loans and receivables due to being quoted in an active market. These financial assets are acquired with the intention and ability to hold the portfolio of assets to maturity. Assets held to maturity are recorded at historic cost plus earnings, recognized in the statement of operations for the year. The Company held-to-maturity assets primarily comprise investment fun subordinated quotas, classified as long term receivables.

Braskem S.A. and Its Subsidiaries

Notes to the Consolidated Financial Statements
at December 31, 2009, 2008 and 2007
All amounts in millions of reais, unless otherwise indicated

(iv)	Financial assets available for sale

Financial assets available for sale are non-derivatives that are designated in that category or that have not been classified in any other category. They are included in non-current assets, unless management intends to dispose of the investment before 12 months subsequent to the balance sheet date. Financial assets available for sale are accounted for at fair value. Interest earned on assets available for sale, calculated using the effective interest rate method, is recognized in the statement of operations. The change in fair value is recorded in equity, net of taxes, in the Fair value adjustments account, and is taken to the statement of operations in the event of the asset's derecognition or when there is objective evidence of a decline in fair value of the asset (impairment).

.	Fair value

The fair values of publicly-quoted investments are based on the current share purchase price. For those financial assets with no active market or public quotation, the Company establishes the fair value by means of valuation techniques. These techniques include the use of recent transactions carried out with third parties, reference to other instruments that are substantially similar, the analysis of discounted cash flows and the standard models of option pricing that use information generated by the market, rather than by the Company's management, to the extent possible.

The Company evaluates, on the date of the balance sheet, whether there is objective evidence that a financial asset or a group of financial assets is recorded at a value that exceeds its recoverable value (impairment). In the event of such evidence for the financial assets available for sale, the cumulative loss - measured as the difference between the cost of acquisition and the current fair value, minus any loss by impairment of this financial asset previously recognized in the results - is removed from equity and recognized in the statement of operations.

.	Derivative financial instruments and hedge activities

The Company uses derivative financial instruments to protect itself from foreign exchange and interest rate risk.

Derivatives are initially recognized at their fair value and the attributable transaction costs are recognized in the statement of operations as incurred. Subsequent to initial recognition, the derivatives are measured at fair value and changes are accounted for in the statement of operations, except as described below for the hedge accounting:

Braskem S.A. and Its Subsidiaries

Notes to the Consolidated Financial Statements
at December 31, 2009, 2008 and 2007
All amounts in millions of reais, unless otherwise indicated

.	Cash flow hedges

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

The Company recognized liabilities related to hedge accounting, the characteristics of which satisfy the requirements of CPC 14. The documentation that is required in order to apply hedge accounting, as provided in CPC 13, was complete as of December 31, 2009.

(d.3)	Trade accounts receivable

Accounts receivables from clients are recorded at invoiced value, adjusted to present value, and where applicable are shown net of any deduction of the allowance for doubtful accounts. The allowance for doubtful accounts consists of amounts considered sufficient to cover probable losses on realization of the receivables, taking into account the Company's loss history.

The methodology used by the Company to record the allowance for doubtful accounts encompasses 100% of the amounts more than 180 days overdue, 50% of the amounts more than 90 days overdue, and 100% of the amounts under judicial collection process. The allowance also includes those amounts arising from a second renegotiation with customers, as well as all amounts arising from the first renegotiation and receivable within more than 24 months. Accounts receivable from related companies are not taken into consideration in the calculation of this allowance.

(d.4)	Inventories

Inventories are stated at average purchase or production cost, which is lower than replacement cost or realization value. Finished products include freight up to the point of sale. Imports in transit are stated at the accumulated cost of each import. Inventories of consumable materials ("Warehouse") are classified in current assets or non-current assets, considering their history of consumption. The Company records a provision equal to 90% of the maintenance materials put up for sale, according to the assessment of the technical departments of the plants.

(d.5)	Deferred taxes

Deferred income tax and social contribution are calculated on tax losses and expenses temporarily non-deductible for the calculation of current income tax and social contribution. Recognition occurs to the extent that it is probable that future taxable profit will be available to offset the temporary differences, based upon internal income projections using future economic scenarios that may be subject to change. Periodically, the deferred tax amounts recognized are reassessed in accordance with CVM Deliberation 273/98, of August 20, 1998, and CVM Instruction 371/02, of June 27, 2002.

Braskem S.A. and Its Subsidiaries

Notes to the Consolidated Financial Statements
at December 31, 2009, 2008 and 2007
All amounts in millions of reais, unless otherwise indicated

(d.6)	Other assets

Other assets are stated at realizable values including, where applicable, accrued income and monetary variations, or at cost in the case of prepaid expenses.

(e)	Non-current assets

(e.1)	Shareholdings in subsidiaries, jointly-controlled entities and associated companies

Investments in jointly-controlled entities and associated companies are recorded on the equity method, when the Company either holds over 20% of its common shares or has significant influence over its administration.

Investments recognized at equity method may contain amounts of goodwill / (negative goodwill) subject to amortization. In the consolidated financial, due to its nature, this goodwill is reclassified to fixed assets and amortized over the same period of the useful life as the related fixed assets.

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

As from January 2006, in accordance with IBRACON Technical Interpretation 01/2006, the Company records all programmed maintenance shutdown expenses in property, plant and equipment, under "Machinery, equipment and facilities". Such stoppages occur at scheduled intervals from two to six years and the related expenses are depreciated through the beginning of the next maintenance shutdown.

Depreciation of property, plant and equipment is recorded on a straight-line basis at the rates stated in Note 13, which consider the estimated useful lives of the assets.

Braskem S.A. and Its Subsidiaries

Notes to the Consolidated Financial Statements
at December 31, 2009, 2008 and 2007
All amounts in millions of reais, unless otherwise indicated

(e.3)	Intangible assets

Intangible assets comprise assets acquired from third parties (including those acquired through a business combination) and those internally generated by the Company. The following criteria are applied:

.

Acquired from third parties through a business combination - Goodwill based on the expectation of future profitability, arising from acquisitions involving business combinations, is not amortized as from January 1, 2009, but instead has its recoverable value periodically tested for any indication of loss in value on an annual basis.

.

Intangible assets acquired from third parties - Intangible assets with defined useful lives are measured at acquisition cost less amortization. Amortization is calculated on a straight-line basis, at the rates stated in Note 14, which considers the estimated useful lives of the assets. Intangible assets with indefinite lives are not amortized as from January 1, 2009, but instead have their recoverable values periodically tested for any indication of loss in value on an annual basis.

The Company records research expenses in the statement of operations.

(e.4)	Deferred Charges

At December 31, 2009 the Company opted to maintain in deferred charges, only the expenses incurred during the period of construction of industrial plants (pre-operating expenses). These expenses are amortized over 5 years from the beginning of operations of the respective industrial plant.

(e.5)	Judicial deposits

Judicial deposits are deducted from the related contingent liabilities or classified as assets if there is no corresponding contingency, pursuant to CVM Deliberation 489/05.

(e.6)	Impairment

The recoverable value of property and equipment and other noncurrent assets including goodwill and intangible assets are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. An impairment loss is recognized for the amount by which the asset's carrying amount exceeds its recoverable amount.

The recoverable amount is the higher of an asset's fair value less costs to sell and value in use. For the purposes of assessing impairment, assets are grouped at the lowest levels for which there are separately identifiable cash flows (cash-generating units). Non-financial assets other than goodwill that suffered impairment are reviewed for possible reversal of the impairment at each reporting date.

Braskem S.A. and Its Subsidiaries

Notes to the Consolidated Financial Statements
at December 31, 2009, 2008 and 2007
All amounts in millions of reais, unless otherwise indicated

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

In accordance with CPC 12, the Company discounts purchases with credit terms in up to one year, such as napthta, to present value, based on the estimated spot price for the related products and services.

Although all purchases are under normal industry conditions within one year, under CPC 12 "Adjustment to Present Value" these purchases are initially recorded based on an estimated cash payment basis, discounting the invoice amount payable to the date of the purchase agreement base. Present value discounts related to these purchases are recorded at the time the purchase contracts are signed and are reversed through the income statement over the duration of the credit term.

(f.2)	Loans

Loans are recognized, initially, at fair value, net of expenses incurred in the transaction structuring (transaction costs). Subsequently, the loans are recognized at amortized cost, including charges and interest incurred during the period.

Non-convertible debentures are recognized using the same method as for loans.

(f.3)	Contingencies

Contingencies are presented net of the associated judicial deposits, in accordance with CVM Deliberation 489/05.

(f.4)	Provision for loss in investments

Provision for loss in investments is recognized over an investee's unsecured liability and accounted as a non-current liability against equity in earnings.

Braskem S.A. and Its Subsidiaries

Notes to the Consolidated Financial Statements
at December 31, 2009, 2008 and 2007
All amounts in millions of reais, unless otherwise indicated

(f.5)	Pension plan

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

(f.6)	Other provisions

A provision is recognized in the balance sheet when the Company has a legal or constructive obligation as a result of a past event, and it is probable that an outflow of economic benefits will be required to settle the obligation and when a reliable estimate of the amount can be made.

Braskem S.A. and Its Subsidiaries

Notes to the Consolidated Financial Statements
at December 31, 2009, 2008 and 2007
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

		Direct and indirect
		interest in total capital
		- %

	Head office (Country)	2009	2008

Foreign subsidiaries
Braskem America Inc. ("Braskem America")	USA	100.00	100.00
Braskem Argentina S.R.L ("Braskem Argentina") (i)	Argentina	-	100.00
Braskem Europe B.V. ("Braskem Europa")	Holland	100.00	100.00
Braskem Finance Limited ("Braskem Finance")	Cayman Islands	100.00	100.00
Braskem Incorporated ("Braskem Inc.")	Cayman Islands	100.00	100.00
Braskem Petroquímica S.A. ("IPQ Argentina")	Argentina	100.00	100.00
Braskem Petroquímica Chile Limitada ("Braskem Chile")	Chile	100.00	100.00
IPQ Petroquímica Chile Limitada ("IPQ Chile")	Chile	100.00	100.00
Natal Trading (ii)	British Virgin Islands	-	100.00
Copesul International Trading INC. ("CITI") (ii)	British Virgin Islands	-	100.00

Local subsidiaries
Braskem Distribuidora Ltda. and subsidiaries	Brazil	100.00	100.00
Braskem Participações S.A. ("Braskem Participações")	Brazil	100.00	100.00
Companhia Alagoas Industrial - CINAL ("CINAL")	Brazil	100.00	100.00
Copesul and subsidiaries	Brazil	-	-
Grust Holdings S.A. ("Grust") (iii)	Brazil	-	100.00
Ideom Tecnologia Ltda. ("Ideom") (v)	Brazil	100.00	-
IQ Soluções Químicas S.A. ("Quantiq") and its subsidiaries	Brazil	100.00	100.00
ISATEC-Pesquisa, Desenv. e Análises Quím. Ltda. ("ISATEC")	Brazil	100.00	100.00
CCI- Comercial Importadora S.A. ("CCI") (iv)	Brazil	-	100.00
Petroquímica Paulínia S.A. ("PPSA")	Brazil	-	-
Politeno Empreendimentos Ltda. ("Politeno Empreendimentos")	Brazil	100.00	100.00
Varient Distribuidor de Resinas Ltda. ("Varient") (viii)		100.00	-

Jointly-controlled entity
CETREL S.A. - Empresa de Proteção Ambiental ("CETREL")	Brazil	53.66	54.24
Polietilenos de America S.A. ("POLIAMERICA")	Venezuela	49.00	49.00
Polipropileno Del Sur S.A. ("PROPILSUR")	Venezuela	49.00	49.00

Special Purpose Entities ("SPEs")
Sol-Fundo de Aplicação em Cotas de Fundos de Investimento ("FIQ Sol") (vii)	Brazil	100.00	100.00

(i)	Company merged into Braskem Petroquímica S.A. (IPQ Argentina) in March 2009
(ii)	Subsidiaries merged into Braskem Inc. in December 2009
(iii)	Company wound up in June 2009
(iv)	Company merged into Braskem Importação e Exportação Ltda. In September 2009
(v)	Subsidiary company as from January 2009
(vi)	Proportionately consolidated investments pursuant to CVM Instruction 247/96
(vii)	Fund consolidated in compliance with CVM Instruction 408/04
(viii)	Company formed in September 2009 from Quantiq (Note 1(a))

Braskem S.A. and Its Subsidiaries

Notes to the Consolidated Financial Statements
at December 31, 2009, 2008 and 2007
All amounts in millions of reais, unless otherwise indicated

In the consolidated financial statements, the intercompany investments and equity in results, as well as intercompany assets, liabilities, income, expenses and unrealized gains arising from transactions between consolidated companies have been eliminated.

Minority equity and in the income of the subsidiaries have been presented separately in the balance sheets and in the results of the consolidated years, respectively. At December 31, 2009, Braskem had no more minority interest. Goodwill grounded on appreciation of property, plant and equipment has been reclassified to the specific account that grounded it in accordance with CVM Instruction 247/96. Negative goodwill has been reclassified to "Other accounts payable" in non-current liabilities.

The balance sheets and statements of operations of jointly-controlled companies and SPE, adjusted to the Company accounting practices, can be summarized as follows:

(g.1)	Jointly-controlled entities

	CETREL (i)
Balance sheets	2009	2008

Assets
Current assets	85.9	60.2
Non-current assets	-	-
Long-term receivables	30.7	31.5
Other investments	-	0.4
Property and equipment	146.7	138.0
Intangible assets	2.5	2.2
Deferred charges	0.8	0.9
Total assets	266.6	233.2

Liabilities and shareholders' equity
Current liabilities	31.3	26.0
Non-current liabilities	35.9	34.8
Shareholders' equity	199.4	172.4
Total liabilities and shareholders' equity	266.6	233.2

Statements of income
Net sales	102.1	98.8
Cost of services rendered	(67.6)	(63.7)
Gross profit	34.5	35.1

Operating expenses, net	(15.5)	(15.0)
Other expenses and income, net	0.3	(1.3)
Financial result	4.2	-

Profit before income tax and social contribution	23.5	18.8

Income tax and social contribution
Current and deferred income tax and social contribution	(4.9)	14.7
Net income for the year	18.6	33.5

(i) Balance sheet and Statement of operations excluding revaluation reserve.

Braskem S.A. and Its Subsidiaries

Notes to the Consolidated Financial Statements
at December 31, 2009, 2008 and 2007
All amounts in millions of reais, unless otherwise indicated

	PROPILSUR	POLIMERICA
Balance sheets	2009	2009

Assets
Current assets	44.1	44.4
Non-current assets	24.1	45.9
Total assets	68.2	90.3

Liabilities and shareholders' equity
Current liabilities	14.7	25.7
Non-current liabilities	58.7	70.4
Shareholders' equity (negative equity)	(5.2)	(5.8)
Total liabilities and shareholders' equity	68.2	90.3

Statements of operations
Operating expenses, net	(8.1)	(7.4)
Financial results	2.6	1.4
Loss for the year	(5.5)	(6.0)

(g.2)	Special Purpose Entity

	FIQ Sol
	2009	2008

Assets	1,418.5	1,714.4

Shareholders' equity	1,418.5	1,714.4
Total liabilities and shareholders' equity	1,418.5	1,714.4

Net income for the year	181.6	63.1

Braskem S.A. and Its Subsidiaries

Notes to the Consolidated Financial Statements
at December 31, 2009, 2008 and 2007
All amounts in millions of reais, unless otherwise indicated

(g.3)	Non-consolidated jointly-controlled entity

Pursuant to paragraph 1, article 23 of CVM Instruction 247/96 and authorization by CVM Letter SNC 005/2010, the Company has not proportionally consolidated the financial statements of jointly-controlled subsidiary Refinaria de Petróleo Riograndense S.A. ("RPR").

This subsidiary’s financial statement is not significant and does not effect, in any material aspect, the Company’s consolidated financial statements.

These subsidiaries’ summary balance sheets and statements of operations, adjusted to the Company’s accounting practices, are as follows:

		RPR
Balance sheets	2009	2008

Assets
Current assets	198.6	42.5
Non-current assets
Long-term receivables	0.1	0.1
Other investments	-	0.4
Property, plant and equipment	40.6	34.9
Total assets	239.3	77.9

Liabilities and shareholders’ equity
Current liabilities	197.0	94.5
Non-current liabilities	56.5	36.0
Negative equity	(14.2)	(52.6)
Total liabilities and shareholders’ equity	239.3	77.9

Statement of operations

Net sales	752.9	512.8
Cost of sales	(659.1)	(528.2)
Gross profit	93.8	(15.4)
Operating expenses, net	(21.7)	(44.8)

Operating profit before financial result	72.1	(60.2)

Financial results	(29.1)	(3.0)
Results from discontinued operations	0.5	25.4

Profit before income tax and social contribution	43.5	(37.8)
Current income tax and social contribution	(12.7)	-
Net income (loss) for the year	30.8	(37.8)

Braskem S.A. and Its Subsidiaries

Notes to the Consolidated Financial Statements
at December 31, 2009, 2008 and 2007
All amounts in millions of reais, unless otherwise indicated

4	Cash and Cash Equivalents

	2009	2008
		Retrospectively
		revised

Cash and banks	314.5	145.9
Financial investments
Domestic (i)	1,558.1	1,654.1
Foreign	791.0	629.7
	2,663.6	2,429.7

(i)	In 2008, with the change introduced by CPC03, management reclassified the amount of R$ 181.9 to "Marketable securities" (Note 2.a(i)).

Domestic financial investments in Brazil are mainly represented by quotas in Braskem exclusive funds (FIQ Sol) which, in turn, hold quotas in local investment funds, such as fixed-income, multimarket, credit rights funds, as well as other fixed-income instruments and time deposits. The financial investments abroad mainly consist of sovereign fixed income instruments or instruments issued by major financial institutions with high marketability. The financial investments have been classified as maintained for negotiation and are measured at fair value by the income. Such resources are allocated so as to:

(i)	seek a return that is compatible with the maximum volatility determined by the investment and risk policy;
(ii)	obtain a reasonable spread on the consolidated portfolio;
(iii)	reduce credit risk arising from a concentration in a small number of investments; and
(iv)	follow market interest rate variations both in Brazil and abroad.

5	Marketable Securities

	2009	2008
		Retrospectively
		revised

Government securities issued abroad	261.9	331.4
Shares held for trading (i)	25.7	-
Investment funds (ii)	179.2	181.9
Subordinated quotas of credits right investment fund and others		5.6
	466.8	518.9

Long-term receivables
Investment funds	15.8	11.6
Other	2.0	-
	17.8	11.6

Total	484.6	530.5

(i)	Eletrobrás preferred shares arising from the conversion of compulsory deposits (Note 11).
(ii)	Amounts as of December 31, 2008 were reclassified from "Cash and cash equivalents" (Notes 2.a(i) and 4).

Braskem S.A. and Its Subsidiaries

Notes to the Consolidated Financial Statements
at December 31, 2009, 2008 and 2007
All amounts in millions of reais, unless otherwise indicated

Public securities issued abroad are represented by treasuries bonds issued by the U.S. Federal Government and were classified by the Company as "available for sale", at average interest rate of 0.8% per year, (2008 - 0.9% per year). The part corresponding to the variation of the fair value was recorded in the "Adjustments of equity valuation" account in the shareholders' equity (Note 23(g)).

6	Trade Accounts Receivable

	2009	2008

Customers
Domestic market	1,082.9	1,484.5
Foreign market	855.7	897.2
Discounted trade receivables	-	(551.3)
Advances on export prepayment bills	(361.9)	(588.4)
Allowance for doubtful accounts	(220.8)	(198.7)
	1,355.9	1,043.3
Non-current assets	(58.8)	(47.1)
Current assets	1,297.1	996.2

The Company adopts an additional policy for realizing domestic trade accounts, by selling its receivables to investment funds with credit rights.

The Company carried out a trade bill discount receivables transaction with a financial institution, undertaking to reimburse it in the event of default of the customers.

Changes in the allowance for doubtful accounts are as follows:

	2009	2008	2007
		Retrospectively	Retrospectively
		revised	revised
At the beginning of the year	198.7	164.4	153.3
Addition for the full consolidation of merged companies	22.2	22.1	45.3
Additions classified as selling expenses	61.4	20.6	44.1
Recovery of credits from bad debt	(61.5)	(8.4)	(31.3)
Write-off of bad debts	-	-	(24.9)
At the end of the year	220.8	198.7	186.5

Braskem S.A. and Its Subsidiaries

Notes to the Consolidated Financial Statements
at December 31, 2009, 2008 and 2007
All amounts in millions of reais, unless otherwise indicated

7	Inventories

	2009	2008

Finished products and work-in-process	1,079.7	1,383.1
Raw materials, production inputs and packaging	377.2	631.1
Maintenance materials (i)	366.5	388.6
Advances to suppliers	8.9	167.9
Imports in transit and others	116.1	398.0
	1,948.4	2,968.7
Non-current maintenance materials (i)	(29.3)	(20.6)
Current assets	1,919.1	2,948.1

(i)	Based on management's expectation of utilization, part of the maintenance materials inventory was reclassified to non-current maintenance materials.

 Advances to suppliers and expenditures for imports in transit mainly relate to the acquisition of petrochemical naphtha, which is the main raw material used by the Company.

Changes in the provision due to adjustments made to the realizable values of the maintenance materials inventories can be summarized as follows:

	2009	2008	2007
		Retrospectively	Retrospectively
		revised	revised

At the beginning of the year	14.1	19.3	16.3
Additions and (reductions) taken to the statement of operations	3.3	(5.2)	3.0
At the end of the year	17.4	14.1	19.3

Braskem S.A. and Its Subsidiaries

Notes to the Consolidated Financial Statements
at December 31, 2009, 2008 and 2007
All amounts in millions of reais, unless otherwise indicated

8	Related Parties

	Balances as of December 31, 2009					Balances as of December 31, 2008
	Current assets	Long-term receivables	Current liabilities		Long-term liabilities	Current assets	Long-term receivables	Current liabilities		Long-term liabilities
	Trade accounts receivable	Related parties	Suppliers and Loans		Suppliers	Trade accounts receivable	Related parties	Suppliers and loans		Suppliers	Related parties

Jointly-controlled company
CETREL	-	-	1.5		-	-	-	0.1		-	2.0
RPR	1.1	-	10.3		-	-	-	-		-	-

Associated company
Borealis	12.3	-	-		-	0.2	-	-		-	-

Related parties
Refinaria Alberto Pasquallini – REFAPS S.A.	-	-	154.5		-	10.4	-	53.5		-	-
Construtora Norberto Odebrecht S.A. ("CNO")	-	-	9.7		-	8.7	-	0.1		-	-
Petrobras	31.0	49.6	480.7		21.4	28.4	45.9	238.8		15.9	-
Petrobras International Finance Company (PIFCo)	-	-	545.2	(i)	-	-	-	738.0	(i)	-	-
Outros	7.3	-	-		-	-	-	-		-	-

Joint-ventures
Propilsur	-	51.1	-		-	-	-	-		-	-

Balance at the end of the year	51.7	100.7	1,201.9		21.4	47.7	45.9	1,030.5		15.9	2.0

(i) Financing remunerated at exchange variation +4-month Libor + interest of 1% p.a.

Braskem S.A. and Its Subsidiaries

Notes to the Consolidated Financial Statements
at December 31, 2009, 2008 and 2007
All amounts in millions of reais, unless otherwise indicated

	Transactions
	2009			2008			2007
	Products sales/ revenues	Utilities, services and raw material purchases	Interest income (expenses)	Products sales/ revenues	Utilities, services and raw material purchases	Interest income (expenses)	Products sales/ revenues	Utilities, services and raw material purchases	Interest income (expenses)

Subsidiary
Copesul	-	-	-	-	-	-	-	472.9	-

Jointly-controlled companies
CETREL	0.4	23.8	-	0.1	22.9	-	0.1	10.0	-
RPR	140.4	83.0	-	-	-	-	-	-	-
Petroflex	-	-	-	-	-	-	336.3	-	-

Associated companies
Borealis	155.4	-	2.0	157.2	-	-	143.0	-	-

Related parties
Refinaria Alberto Pasqualini - REFAP S.A. (related party of Copesul)	-	1,243.5	-	12.6	377.7	-	543.2	1,654.2	-
CNO	-	94.2	-	-	205.2	-	-	120.3	-
Monsanto Nordeste S.A. (related party of CETREL)	-	-	-	-	-	-	13.7	-	-
Petrobras (*)	521.5	4,766.7	(4.6)	492.5	5,972.6	(45.6)	286.1	5,713.1	(46.6)
Petrobras International Finance ("PIFCo")	-	-	(12.1)	-	-	-	-	-	-
Odebrecht	-	-	-	-	-	-	-	-	(74.8)
Other	-	-	-	-	-	-	1.7	-	-

	817.7	6,211.2	(14.7)	662.4	6,578.4	(45.6)	1,324.1	7,970.5	(121.4)

(*) The Company is dependent on Petrobras for the supply of raw materials.

Braskem S.A. and Its Subsidiaries

Notes to the Consolidated Financial Statements
at December 31, 2009, 2008 and 2007
All amounts in millions of reais, unless otherwise indicated

Relationship with related parties

Main activity and relationship with Company

Jointly-controlled entities
CETREL	Services of treatment of residual waters and organic waste for the Company and other companies of the Petrochemical Complex of Camaçari.

RPR	Naphtha supply to the Company

Associated company
Borealis	Sale of plastic raw-material to the advanced packaging market, infrastructure and automotive and production of agricultural fertilizers, melamine, phenol, acetone and olefins. The Company is its main supplier of raw-materials.

Post-employment benefit plans
CopesulPrev	Private defined contribution plan for the employees of the merged company Copesul not included in the Petros plan.

Fundação Francisco Martins Bastos (FFMB)	Private suplementary pension entity with defined benefits, with the purpose of managing and executing pension benefit plans of the employees of the Ipiranga group.

Odeprev - Odebrecht Previdência	Defined contribution pension plan.

Petros	Refined benefit plan for part of the employees of the merged company Copesul.

Related companies
REFAP	Naphtha and propene supply.

CNO	Provides services of maintenance and projects to improve plant efficiency.

Petrobras	Naphtha supply.

Transactions between the Company and related parties are carried out at prices and terms and conditions equivalent to those with third parties, using: (i) for the purchase of propene, the price available in the international market; and (ii) for the purchase of naphtha from Petrobras and REFAP, the price available in the European market.

Braskem S.A. and Its Subsidiaries

Notes to the Consolidated Financial Statements
at December 31, 2009, 2008 and 2007
All amounts in millions of reais, unless otherwise indicated

Key management personnel

Expenses for the year	2009	2008	2007

Remuneration
Short-term benefits to employees and managers	26.2	47.1	45.5
Post-employment benefits	0.2	0.3	0.4
Other long-term benefits	-	3.6	2.2
Employment contract termination benefits	-	0.3	0.4
Total	26.4	51.3	48.5

Long-term incentives
Investment units	2.9	0.7	0.1
Total	2.9	0.7	0.1

Balances
Long-term incentives	-	7.7	10.5
Total	-	7.7	10.5

9	Taxes Recoverable

	2009	2008

Excise tax (IPI) (standard operations)	25.6	28.3
Value-added Tax on Sales and Services (ICMS) (a)	1,069.1	1,201.0
Social Integration Program (PIS) and Social Contribution on Revenues (COFINS)	203.8	164.2
PIS - Decrees-Law Nos. 2,445 and 2,449/88	55.2	55.2
Income tax and social contribution	266.2	217.6
Tax on Net Income (ILL) (b)	59.5	57.3
Other	86.3	88.9
Total	1,765.7	1,812.5
Current assets	(505.9)	(610.7)
Non-current assets	1,259.8	1,201.8

Braskem S.A. and Its Subsidiaries

Notes to the Consolidated Financial Statements
at December 31, 2009, 2008 and 2007
All amounts in millions of reais, unless otherwise indicated

(a)	Value-added tax on sales and services - ICMS

The Company has accrued ICMS tax credits during the latest fiscal years on account of taxation rate differences between incoming and outgoing inputs and products; domestic outgoing products under incentive (subject to deferred taxation); and export sales. The Brazilian states of Bahia and Rio Grande do Sul account for the greater bulk of these tax credits, as most business unites are located there.

The management of the Company has given priority to a number of actions aimed at the optimal use of such credits and, currently, no losses are expected from realization of those credits. The actions taken by the management comprise, among others:

.

Executing a settlement agreement with the Rio Grande do Sul state authorities, capping the use of ICMS tax credits at R$ 8.3 monthly to offset with monthly ICMS tax debts owed by units located in said state, and upholding full deferral of ICMS tax on naphtha imports.

.

Obtaining from Bahia state authorities a greater reduction in the tax base of ICMS levied on imported petrochemical naphtha (down to an actual rate of 5.8%), as per article 347, paragraphs 9 and 10 of the Bahia State ICMS Regulations (Decree No. 11,059 of May 19, 2008).

.

Executing, in November 2009 and without prejudice to the above item, a settlement agreement with the Bahia state, ensuring the applicability of State Decree No. 11,807 (dated October 27, 2009) by which the ICMS tax rate levied on domestic naphtha acquired in Bahia will be phased down from the current 11.8% to 0% until March 2011.

.	Executing a settlement with the Rio Grande do Sul state for further use of ICMS tax credits at R$ 9,600/year in future capital expenditures in that state.

.	Starting feedstock imports under specific customs prerogatives, thus ensuring a lower generation of ICMS credits.

.	Expanding the ICMS tax base on fuel sales to industrial refiner (from 40.0% to 100%), as provided for in article 347 of the Bahia State ICMS Regulations.

.	Replacing co-product exports with domestic transactions.

.	Using the privileges set out in customs laws when importing feedstock, thus generating less ICMS tax credits.

Considering the tax rule that puts a cap on short-term use of ICMS credits in capital expenditures and the Company's management projections over the term for realization of the other credits, at December 31, 2009, the amount of R$ 703.3, for parent and consolidated (2008 - R$ 904.3, for parent and consolidated), was recorded as non-current assets.

Braskem S.A. and Its Subsidiaries

Notes to the Consolidated Financial Statements
at December 31, 2009, 2008 and 2007
All amounts in millions of reais, unless otherwise indicated

(b)	Tax on net income - ILL

Tax on Net Income (ILL) refers to a credit paid by our subsidiary Copesul between 1989 and 1991, as this tax was considered unconstitutional by Federal Senate Resolution 82 of November 18, 1996. Copesul has taken measures at the administrative level to offset this credit against other taxes.

In December 2002, Copesul posted such tax credits on its accounting statements, as outside counsel determined that the favorable outcome was probable, given the existence of the aforesaid Federal Senate Resolution. The Higher Tax Appeals Chamber has already acknowledged Copesul's entitlement to restitution of unduly paid ILL. The National Treasury lodged an extraordinary appeal for reversal of the above decision so that the term for restitution claims does not start running as from publication of such Senate Resolution, but rather as from the triggering event. According to the opinion of the Company's legal advisors, the Braskem management believes that the Full Board of the Taxpayers Council will uphold such decision.

(c)	IPI tax credits

Zero rate IPI

On December 19, 2002 the Federal Supreme Court (STF), based on other precedents, reviewed an extraordinary appeal lodged by the National Treasury and affirmed an earlier decision by the Regional Federal Court (TRF), 4th Circuit, recognizing the right to IPI tax credits relating to acquisition of raw materials taxed at a zero rate, when related to transactions involving the facilities of OPP Química S.A. ("OPP Química", which has merged into the Company) located in the State of Rio Grande do Sul. This STF determination confirmed the entitlement to IPI credits on these acquisitions of raw materials, covering the ten-year period prior to the filing date and accruing interest at the SELIC benchmark rate to the date of actual use of the credits. This lawsuit was filed by OPP Química in July 2000 seeking for the adoption of the non-cumulative tax principle to said facilities.

The STF decision was challenged by the National Treasury via a special appeal known as "agravo regimental".

In this special appeal, the National Treasury is no longer challenging the Company's right to the IPI tax credit from acquisition of raw materials taxed at a zero rate, but rather alleging inaccuracies in the court's determination as to non-taxed inputs and raw materials, the restatement of tax credits, and the calculation rate. According to the opinion of the legal advisors, all these aspects have already been settled in the STF and TRF court decisions favorable to OPP Química, or, in some cases, in STF full-bench precedents. For this reason, the Company's view is that the special appeal referred to above poses only a remote risk of changes in the OPP Química decision, although the STF itself has revisited this matter on the merits in a similar lawsuit by another taxpayer.

In light of the above aspects referring to the extent of the "agravo regimental", OPP Química recorded tax credits of R$ 1,030.1 in December 2002, and the Company used those credits to offset IPI itself and other federal tax debts. Such credits were used up in the first quarter of 2005.

Braskem S.A. and Its Subsidiaries

Notes to the Consolidated Financial Statements
at December 31, 2009, 2008 and 2007
All amounts in millions of reais, unless otherwise indicated

In a judgment session held on December 11, 2007, the STF First Panel granted the "agravo regimental" on the argument that the extraordinary appeal should be reviewed by said Panel again. Such STF determination, published on March 27, 2009, did not clearly state the subject matters to be revisited, but the opinions rendered by most justices who make up the STF First Panel could suggest that the only matters to be entertained by STF would be those raised in the "agravo regimental"; in this case, Braskem's right to use IPI tax credits would not be revisited by the STF.

Braskem filed a motion for clarification (embargos de declaração) of such obscurity and omission in the STF finding, and believed (in reliance on the opinion of its legal advisors) that the STF First Panel would grant this appeal and make it clear that the new judgment on the extraordinary appeal could only revolve around the subject matters raised in the "agravo regimental".

Even though management believed (in reliance on the opinion of its outside legal advisors) that the res judicata would be eventually confirmed by STF in hearing the Company's motion for clarification, the Superior Court of Justice (STJ) issued Precedent 401 in October 2009, where it ruled that the limitation period for a suit on the judgment would only start running when no further appeal is available against the ultimate court finding (i.e., only after res judicata).

In view of this STJ finding, even if STF eventually confirmed (in hearing the motion for clarification) Braskem's entitlement to the IPI tax credits from acquisition of raw materials taxed at a zero rate, the decision could be reversed on account of a suit on the judgment filed by the Federal Government. The likelihood of a favorable outcome for Braskem in a potential suit on the judgment had thus become remote.

In light of the foregoing, the Company’s management concluded (based on the opinion of its legal advisors) that it would be in the Company's best interests to file for voluntary termination of the lawsuit and then adhere to the federal tax installment program established by Provisional Measure 470 of October 13, 2009, thus substantially reducing the default charges and fines imputable to the Company. In late November 2009, the Company adhered to the installment payment program and filed for voluntary termination of the lawsuit. Further details are available in Note 19(v).

10	Prepaid Expenses

Prepaid expenses refer to expenditures whose benefits or the provision of services to the Company will take place over subsequent fiscal years. They are represented substantially by insurance premiums (Note 29), as shown in the next table. They will not be realized in cash, but rather by appropriation to future results

	2009	2008

Insurance premiums	19.9	62.2
Other	2.4	3.6
	22.3	65.8

Braskem S.A. and Its Subsidiaries

Notes to the Consolidated Financial Statements
at December 31, 2009, 2008 and 2007
All amounts in millions of reais, unless otherwise indicated

11	Judicial Deposits and Compulsory Loan - Long-term Receivables

	2009	2008
Judicial deposits
Tax contingencies	87.0	68.4
Labor and other claims	63.6	31.5
Compulsory loan
Eletrobrás	4.0	20.2
	154.6	120.1

12	Investments

(a)	Information on investments

				Interest in total		Interest in voting
	Common	2009	2008	share capital - %		share capital - %
	shares	Total	Total	2009	2008	2009	2008

Jointly-controlled companies
CETREL	820	820	820	53.66	54.24	53.66	54.24

Associated companies
Borealis	18,989	18,989	18,949	20.00	20.00	20.00	20.00
Sansuy Administração, Participação, Representação e Participação, Representação e Serviços Ltda	-	-	271	20.00	20.00	20.00	20.00
CODEVERDE	10,239	10,239	10,099	35.75	35.65	35.75	35.65

Financial information about associated companies, excluding non-mandatory asset revaluation effects, on a basis consistent with the Company's accounting policies is presented below:

	Adjusted net income			Adjusted shareholders' equity
	(loss) for the year			(unsecured liabilities)
	2009	2008	2007	2009	2008	2007

Associated companies
Borealis	9.7	12.7	11.4	103.4	115.2	119.3
Sansuy			(5.5)	2.0	2.0	(30.9)

	2009		2008
	Borealis	Total	Total

At January 1	23.0	23.0	23.8
Equity in the results	(0.1)	(0.1)	2.2
Sale of investment	-	-	-
Dividends	(2.2)	(2.2)	(3.0)
Other	-	-
At December 31	20.7	20.7	23.0

Braskem S.A. and Its Subsidiaries

Notes to the Consolidated Financial Statements
at December 31, 2009, 2008 and 2007
All amounts in millions of reais, unless otherwise indicated

Share prices of related parties' shares listed on the São Paulo Stock Exchange are presented below:

				Share price

	Type	Code	2007	Trading unit

Petroflex (*)	ON	PEFX3	17.10	1 share
	PNA	PEFX5	16.50	1 share

(*) Sold in 2008.

(b)	Information on investments in the main jointly-controlled companies proportionally consolidated under CVM Instruction No. 247

CETREL

The principal activity of CETREL is to provide services of environmental protection and controls to petrochemical companies. Goodwill relating to this investment is based on the fair value of assets and will be amortized through July 2015.

Advance for the acquisition of investments

This balance comprises expenditures for the acquisition of the Ipiranga Group petrochemical assets, as mentioned in Note 1(c). The acquisition of RPR, DPPI and CBPI shares was carried out in three steps, as follows:

.

In April 2007, the Company purchased common and preferred shares held by the controlling shareholders of the Ipiranga Group. In this connection, Braskem made an advance of R$ 651.9 to Ultrapar. In accordance with the shareholders' agreement entered into with Ultrapar and Petrobras, as from the date of this purchase, Braskem took over management of the Ipiranga Group’s petrochemical assets. As the new controller of these assets in April 2007 the Company began to fully consolidate IQ, IPQ and Copesul. The Company holds a 13.4% interest in the total share capital of IQ.

.

In October and November 2007, the Company purchased common and preferred shares held by minority shareholders of RPR, DPPI and CBPI, as provided for in the Brazilian Corporate Law. In connection with this acquisition, Braskem made an advance of R$ 203.7 to,Ultrapar and recorded a 17.9% interest in the total share capital of Ipiranga Química for purposes of consolidating these assets.

.

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

Braskem S.A. and Its Subsidiaries

Notes to the Consolidated Financial Statements
at December 31, 2009, 2008 and 2007
All amounts in millions of reais, unless otherwise indicated

In addition to the amounts allocated to the purchase of shares, the Company considered as part of the investment cost those expenses directly associated with the process, which amounted to R$ 41.5 up to December 31, 2008 (December 31, 2007 - R$ 22.0). Taking into consideration all disbursements already made, in June 2008 the Company recorded goodwill of R$ 73.6 attributed to future profitability, and of R$ 996.8 (December 31, 2007 -R$ 1,050.9), attributed to appreciation of property, plant and equipment.

Between April and December 2007, the Company recorded R$ 30.7 as equity in the earnings of IQ. During the same period, the amount of R$ 22.9 was charged to results as realization of goodwill underlying this acquisition.

(c)	Petroquímica Paulínia

On April 25, 2008, the industrial plant of Petroquímica Paulínia was inaugurated. The unit has a production capacity of 350,000 tons a year of polypropylene, and is located in the municipality of Paulínia, in the State of São Paulo.

Until March 2008, this company was jointly controlled with Petroquisa. With the merger of the shares issued by Grust in July of 2008 (Note 1(b)(viii)), Braskem became holder of 100% of the voting capital of that subsidiary. On September 30, 2008, Petroquímica Paulínia was taken over by Braskem (Note 1(b)(ix).

Braskem S.A. and Its Subsidiaries

Notes to the Consolidated Financial Statements
at December 31, 2009, 2008 and 2007
All amounts in millions of reais, unless otherwise indicated

13	Property, Plant and Equipment

	2009			2008	Average annual depreciation rates - %
	Cost	Accumulated depreciation	Net	Net

Land	82.0		82.0	83.1	-
Buildings and improvements	1,429.6	(565.0)	864.6	895.3	3.0
Machinery, equipment and facilities	12,781.0	(4,994.5)	7,786.5	7,385.6	6.9
Mines and wells	24.3	(8.6)	15.7	16.5	9.0
Furniture and fixtures	118.0	(55.4)	62.6	41.6	10.0
Information technology equipment	113.7	(89.7)	24.0	29.8	20.0
Projects in progress	1,010.8	-	1,010.8	1,608.7	-
Laboratory/security equipment	99.8	(23.1)	76.7	75.1	10.0
Other	193.6	(72.3)	121.3	142.7	16.0
	15,852.8	(5,808.6)	10,044.2	10,278.4

Braskem recorded reductions in the recoverable amount of its DMT plant when production was stopped in 2007 amounting to R$ 13.8 based on its estimated sales value. In 2008 further reductions in the recoverable amounts were recorded, totaling R$ 144.1, relating to the DMT, PET and Caprolactam plants amounts amounting to R$ 11.7, R$ 102.8 and R$ 29.6, respectively. The additional provision for DMT related to an adjustment on the expected sales price of the plant due to worsening market conditions in 2008. In December 2008, Braskem advised the market about its withdrawal from the business of producing PET and the transfer to other plants of certain equipment that could be used while the remaining machines, equipment and installations were expected to be disassembled and sold for an insignificant amount. Due to market conditions during 2008 in relation to caprolactam, that plant was no longer considered to be able to recover its net book value based on expected future cash flows from operations and a reduction in the recoverable amount of the caprolactam plant was recorded. This expense, of R$ 29.6, represented the difference between the present value of the cash flow obtained from producing and selling that product and the net book value of the respective industrial unit. Principal assumptions for preparing the cash flow included using (i) the discount rate for similar business, and (ii) sales prices based on observable industry cycles.

On-going projects mainly represent projects for expanding the capacity of the industrial units and operational improvements to increase the working life of machines and equipment and projects in the areas of health, safety and environment.

During 2009, management reviewed the definition of the useful lives of its plants and, for this purpose, engaged a specialized firm that prepared a valuation report, the main characteristic of which is the view of goods grouped by families of components, similarly to the views of maintenance and engineering areas. In this context, the report identifies the remaining useful lives for assets in use and total useful lives for new assets. The new estimates were implemented as from January 1, 2009. The monthly increase in depreciation was approximately R$ 15,000. The review is in line with ruling standards.

Braskem S.A. and Its Subsidiaries

Notes to the Consolidated Financial Statements
at December 31, 2009, 2008 and 2007
All amounts in millions of reais, unless otherwise indicated

(a)	Changes to property, plant and equipment

	2009	2008

Balance at beginning of the year	10,278.4	8,404.1
(+) Acquisitions	829.8	1,712.2
(-) Write-offs	(49.2)	(22.0)
(-) Transfers	(61.5)	(163.8)
(+) Corporate Activities (i)	27.1	1,228.1
(-) Depreciation/depletion	(956.2)	(736.1)
(-) Reduction to recoverable amount	(24.2)	(144.1)
Balance at the end of the year	10,044.2	10,278.4

(i)	Includes mergers of companies, opening balances of consolidated companies beginning from the acquisition and write-off from deconsolidation of companies in the process of disposal (Note 1(c)).

The corporate changes shown in the box above that occurred during the 2009 financial year are shown as follows:

2009

Addition through merger of Petroquímica Triunfo	27.1

(b)	Provision for impairment

As required by CPC 01, at December 31, 2009, the Company assessed the recoverable value of its cash generating units by using the current value of cash flows from the production and marketing of products or the assets selling value. Discount rates of 11.14% per year and perpetual cash flows were used to determine the cash flows.

Cash flows from all cash generating units were higher than the total value of the related assets.For those plants, the activities were permanently discontinued (Note 1 (a)) and the land, building and machines equipment that will be used by the Company were segregated. A provision was recorded for the net value of all other assets, considering that such assets may be sold for a negligible amount.

As to the PVC specialties plant, whose activities were suspended as announced in October 2009 (Note 1(a)), the values of land and buildings that will be used to distribute finished products continue to be recorded. On the other hand, management decided to record a full provision for the net value of machinery and equipment amounting to R$25.0, given the impossibility of forecasting the cash flows from a potential resumption of production or sale of these assets.

Braskem S.A. and Its Subsidiaries

Notes to the Consolidated Financial Statements
at December 31, 2009, 2008 and 2007
All amounts in millions of reais, unless otherwise indicated

14	Intangible assets

	2009			2008	Average annual depreciation rates - %
	Cost	Accumulated depreciation	Net	Net

Goodwill grounded on future profitability	3,211.5	(1,130.8)	2,080.7	2,074.5	(i)
Brands and patents	83.5	(26.9)	56.6	88.4	5.2
Licensing rights for internal use of operating systems	286.5	(87.8)	198.7	215.8	12.7
	3,581.5	(1,245.5)	2,336.0	2,378.7

(i)

The goodwill grounded on future profitability was amortized up to December 31, 2008, taking into account the maximum period of 10 years. As from 2009, this type of goodwill will no longer be systematically amortized, being subject to the annual impairment test, pursuant to the provisions of CPC 01.

Changes in intangible assets

	2009	2008

Balance at beginning of the year	2,378.7	2,614.6
Write-offs	(4.7)	(35.7)
Transfers from PP&E	13.7	207.0
Acquisitions/merger (i)	17.5	31.0
Amortization	(69.2)	(438.2)
Balance at the end of the year	2,336.0	2,378.7

(i)	Comprises goodwill based on future earnings from Triunfo's business combination amounting to R$ 17.0 and goodwill merged from Copesul and IPQ amounting R$ 1,060.1.

Braskem S.A. and Its Subsidiaries

Notes to the Consolidated Financial Statements
at December 31, 2009, 2008 and 2007
All amounts in millions of reais, unless otherwise indicated

15	Deferred Charges

	2009			2008
					Annual
		Accumulated			amortization
	Cost	amortization	Net	Net	rate - %

Pre-operating expenses	139.8	(68.2)	71.6	108.2	20
	139.8	(68.2)	71.6	108.2

The balance at December 31, 2009 relates to expenses incurred during the construction period of industrial plants (pre-operating expenses), that are amortized over five years. The Company elected to maintain the balance at December 31, 2008 up to its full amortization, subject to review for impairment, as provided in article 299-A of Law No. 11,941/09.

16	Adjustments to Present Value

In accordance with CPC 12, the Company segregates financial charges on the sale and purchase of goods with extended credit terms but within one year. In 2009 and 2008, this procedure covered a portion of naphtha purchases, in particular those carried out abroad, considering the difference in invoice and related Antwerp, Rotterdan and Amsterdam ("ARA") spot price as financial charges.

Financial charges on these purchases are recorded upon registration of invoices and reversed through the statement of operations over the duration of the credit term. Changes in the consolidated financial charges in 2009 and 2008 are as follows:

	2009	2008

At the beginning of the year	76.1	32.8
Charges included in purchases	168.3	126.7
Charges taken to income	(141.9)	(83.5)
Charges yet to be appropriated	102.5	76.0

The balance of financial charges yet to be appropriated in next years is classified as a reducer of the suppliers account.

All other purchase and sale transactions carried out by the Company are within the terms of its operating flow. For such transactions, the Company understands that accounts receivable and payable are measured at their respective present values.

Braskem S.A. and Its Subsidiaries

Notes to the Consolidated Financial Statements
at December 31, 2009, 2008 and 2007
All amounts in millions of reais, unless otherwise indicated

17	Loans and Financing

			Consolidated

		Annual financial charges	2009	2008

Foreign currency
Eurobonds		Note 17(a)	2,250.0	3,023.1
Advances on exchange contracts		US$ exchange variation + average interest of 6.61%	1.1	149.9
Export prepayment		Note 17(b)	2,669.6	4,000.3
Medium - Term Notes		US$ exchange variation + average interest of 11.75%	457.7	618.7
Raw material financing	2008	US$ exchange variation + average interest of 4.08%	16.1	21.5
BNDES	2009	Average interest of 7.52% + floating rate (UMBNDES) (i)	14.6	-
	2008	Average interest of 7.90% + floating rate (UMBNDES) (i)		33.6
	2009	US$ exchange variation + average interest of 6.26%	181.3	-
	2008	US$ exchange variation + average interest of 6.55%	-	202.7
Working capital	2009	US$ exchange variation + average interest of 7.64%	674.4	-
	2008	US$ exchange variation + average interest of 7.66%	-	905.2
Project financing (NEXI)		Yen exchange variation + interest of 0.95% above TIBOR (note 17(c))	101.9	195.7
Financial funding costs, net		Note 17(i)	(28.0)	(45.8)

Local currency
Working capital	2009	Floating rate (92 to 119.09% of CDI)	687.6	-
	2009	Fixed interest of 9.93% + TR	79.5	-
	2008	Floating rate (92 to 117.50% of CDI)	-	363.6
FINAME	2009	Average interest of 4.68% + TJLP	0.2	-
	2008	Average interest of 4.57% + TJLP	-	2.0
BNDES	2009	Average fixed interest of 2.83% +TJLP	1,374.3	-
	2008	Average fixed interest of 2.90% +TJLP	-	1,376.7
BNB	2009	Fixed interest of 9.47%	389.6	-
	2008	Fixed interest of 8.54%	-	255.4
FINEP		Floating rate (TJLP)	84.2	57.2
Transaction cost			(10.7)	-
Total			8,943.4	11,159.8
Current liabilities			(1,504.1)	(2,120.0)
Noncurrent liabilities			7,439.3	9,039.8

(i) UMBNDES = BNDES monetary unit.

(a)	U.S. dollar - denominated notes and bonds

In June 2008, subsidiary Braskem Finance obtained borrowings of US$ 500 million in Eurobonds, with a 7.25% per year coupon (effective rate of 7.39% per year), maturing in 2018, priced at 99.127% of face value, with a return to the investor of 7.375% per year. This amount was used to amortize part of the bridge loan taken out for the acquisition of the petrochemical assets of the Ipiranga Group in 2007.

Braskem S.A. and Its Subsidiaries

Notes to the Consolidated Financial Statements
at December 31, 2009, 2008 and 2007
All amounts in millions of reais, unless otherwise indicated

The Company's U.S. dollar - denominated notes and bonds positions are summarized as follows:

			Percentage
	Amounts in		interest per
Date	US$ million	Maturity	year	2009	2008

July 1997	150	June 2015	9.38	263.2	353.2
June 2005	150	None	9.75	262.2	352.0
April 2006	200	None	9.00	354.4	475.7
September 2006	275	January 2017	8.00	495.2	667.8
June 2008	500	June 2018	7.25	875.0	1,174.4
				2,250.0	3,023.1

(b)	Export prepayments

On October 9, 2008, Braskem Inc., a subsidiary of the Company, concluded a five-year export pre-payment transaction, in the amount of US$ 725 million, with interest of Libor + 1.75% per year (effective rate of 2.12% per year), and a three-year grace period. This transaction was an extension of the bridge-loan taken out for the acquisition of the petrochemical assets of the Ipiranga Group and delisting the merged company Copesul. Subsequently, an interest swap transaction was carried out that locked the Libor quotation for the period of the transaction at 3.85% per year. Consequently, the cost of the export pre-payment transaction will change from Libor + 1.75% per year to 5.6% per year. (Note 25 f.3(i.b)).

Compositions of transactions:

	Amounts in
Date	US$ million	Maturity	Interest (% per year)	2009	2008

Jun 2005	10.0	Jun 2009	US$ exchange variation + 3-month Libor + 1.88	-	11.7
Jul 2005	10.0	Jun 2010	US$ exchange variation + 6-month Libor + 2.05	3.5	14.0
May 2006	10.0	May 2009	US$ exchange variation + 6-month Libor + 0.70	-	23.5
May 2006	20.0	Jan 2010	US$ exchange variation + 12-month Libor + 0.30 (i)	-	48.9
Jul 2006	95.0	Jul 2013	US$ exchange variation + 6-month Libor + 1.00	74.2	114.2
Jul 2006	75.0	Jul 2014	US$ exchange variation + 6-month Libor + 0.78	119.7	178.3
Mar 2007	35.0	Mar 2014	US$ exchange variation + 6-month Libor + 1.60	61.3	82.7
Apr 2007	150.0	Apr 2014	US$ exchange variation + 6-month Libor + 0.77	262.8	354.6
Oct 2007	315.5	Jan 2010	US$ exchange variation + 3-month Libor + 0.35	545.2	738.0
Nov 2007	150.0	Nov 2011	US$ exchange variation + 6-month Libor + 1.40	261.8	351.8
Feb 2008	150.0	Feb 2009	US$ exchange variation + average interest 1.59	-	362.4
Oct 2008	725.0	Oct 2013	US$ exchange variation + 6 month Libor + 1.75	1,269.2	1,720.2
May 2009	20.0	Jan 2011	US$ exchange variation + 6-month Libor + 4.06	36.3	-
Aug 2009	20.0	Jul 2011	US$ exchange variation + 6-month Libor + 5.00	35.6	-
				2,669.6	4,000.3

(i) Transaction settled in September 2009.

Braskem S.A. and Its Subsidiaries

Notes to the Consolidated Financial Statements
at December 31, 2009, 2008 and 2007
All amounts in millions of reais, unless otherwise indicated

(c)	Project financing (NEXI)

In March and September 2005, the Company obtained Japanese yen-denominated loans from Nippon Export and Investment Insurance, in the amounts of ¥ 5,256.5 million (R$ 136.5) and ¥ 6,628.2 million (R$ 141.5), respectively, to finance several investment projects, including the "Braskem +" program. These loans bear annual interest of 0.95% above the Tokyo Interbank Rate (TIBOR) plus exchange variation, payable semi-annually.

The principal is payable in 11 installments, commencing in March 2007, with final maturity in March 2012. The financing contracts include insurance that guarantees 95% of commercial risk amounts and 97.5% of political risk amounts.

As part of its risk management policy (Note 25 f.3(i.a)), the Company entered into a swap contract for the total amount of these loans which, in effect, changes the annual interest rate and exchange variation to 101.85% of CDI for the tranche drawn down in March 2005, and 103.98% of CDI and 104.29% of CDI for two tranches drawn down in September 2005. The swap contract was entered into with a leading foreign bank and its maturity, currencies, rates and amounts are matched to the financing contracts. The effect of this swap contract is recorded in financial results under monetary variation of financing (Note 26).

(d)	Working capital financing - local currency

In March 2009, the Company completed a transaction to raise R$ 603.9 from Caixa Econômica Federal. The financing term is 4 years, with a one-year grace period for repayment of principal. The total cost of the debt is 117.5% of CDI (effective rate of 123.67% of CDI), with interest paid on a quarterly basis up to the end of the grace period, and on a monthly basis thereafter. The financing may be prepaid at any time, with no additional cost for Braskem.

(e)	Repayment schedule

Long-term loans will mature as follows:

	2009	2008

2010	-	639.2
2011	1,132.5	868.2
2012	1,260.3	1,258.6
2013	1,209.7	1,401.7
2014 and thereafter	3,836.8	4,872.1
	7,439.3	9,039.8

Braskem S.A. and Its Subsidiaries

Notes to the Consolidated Financial Statements
at December 31, 2009, 2008 and 2007
All amounts in millions of reais, unless otherwise indicated

(f)	Guarantees

The Company and its subsidiaries have provided securities for short and long-term financing, as stated below:

		Total	Loan
	Maturity	guaranteed	amount	Guarantees

BNB	June 2016	215.0	215.0	Mortgage, machinery & equipment
BNDES	July 2017	1,557.3	1,557.3	Mortgage, machinery & equipment
NEXI	June 2012	101.9	101.9	Insurance premium
Working Capital	March 2013	181.2	603.9	Exporting Credit Note
FINEP	October 2015	84.2	84.2	Mortgage and surety bond
Prepayments	June 2018	61.3	61.3	Mortgage and surety bond
Other institutions	June 2012	16.1	16.1	Surety/endorsement and promissory notes
Total		2,217.0	2,639.7

(g)	Capitalized interest

As described in Note 3.2(e.2), the Company adopts the accounting practice of capitalizing interest on financing during the period of asset construction. The Company's policy is to apply the weighted average financial charge rate on the debt to the balance of projects in progress, including exchange and monetary variation. This amount is limited to the amount of charges incurred in the period.

The average rate used during the period was -11.86% per year (2008 - 35.72% per year), and the amounts capitalized are as follows:

	2009	2008

Gross financial charges	(1.562.5)	3,013.0
Less: capitalized interest	94.5	(308.0)
Net financial charges	(1,468.0)	2,705.0

(h)	Loan covenants

Certain loan agreements entered into by the Company establish limits for certain ratios involving the ability to incur debts and pay interest.

The first ratio imposes limits on the Company's indebtedness on account of our ability to generate EBITDA. This is calculated by dividing the Company's net debt by its EBITDA for the last twelve months. This ratio is calculated in Reais or dollars, depending on contract terms. If calculated in dollars, the closing PTAX is used for assessing the net debt and the average dollar for the last four quarters for calculating the EBITDA.

The second ratio to be found in the Company's contracts is the division of the EBITDA by net interest, which represents the difference between interest paid and received. This ratio is verified on a quarterly basis and is only calculated in dollars.

Braskem S.A. and Its Subsidiaries

Notes to the Consolidated Financial Statements
at December 31, 2009, 2008 and 2007
All amounts in millions of reais, unless otherwise indicated

Below is a summary of the outstanding transactions and their limiting factors:

Transaction	Indicator	Currency

Debentures 13th and 14th	Net Debt / EBITDA < 4.5	R$
Nexi financing	Net Debt / EBITDA < 4.5 EBITDA / net interest > 1.5	US$
Medium-Term Notes	Net Debt / EBITDA < 4.5	R$
Export prepayments	Net Debt / EBITDA < 4.5 EBITDA / net interest > 2.0	US$

EBITDA for these transactions is calculated as follows:

Consolidated

Debentures 13th and 14th	EBITDA=GP (-) GAS (+) DAC (+/-) OIE
Nexi and Export prepayments and Medium-Term Notes	EBITDA=GP (-) GAS (+) DAC (+/-) OIE (+) DIOC

GP=Gross profit	OIE=Other operating income and expenses
GAS=General, administrative and selling expenses	DIOC=Dividends and interest on own capital received from non consolidated companies
DAC=Depreciation allocated to cost of sales

The penalty for non-compliance with these covenants is the possibility of accelerated debt maturity, except for Debenture and Medium-term Notes transactions. In this case, the debt maturity can only be accelerated should a new debt be issued and the cap indicator, after the issue, is above 4.5.

All commitments assumed are fulfilled as of December 31, 2009.

Braskem S.A. and Its Subsidiaries

Notes to the Consolidated Financial Statements
at December 31, 2009, 2008 and 2007
All amounts in millions of reais, unless otherwise indicated

(i)	Transaction costs (funding for transactions)

Costs incurred to structure certain financing transactions were considered as part of the transaction costs, pursuant to CPC 08. Changes in such costs are as follows:

	2009				2008

	Export		Working		Export
	prepayments	Eurobonds	capital	Total	prepayments	Eurobonds	Total

At the beginning of the year	30.0	15.8	-	45.8	-	-	-
Incurred costs	-	-	16.0	16.0	31.3	16.6	47.9
Amortization	(6.5)	(1.4)	(5.3)	(13.1)	(1.3)	(0.8)	(2.1)
Exchange variation	(6.0)	(3.9)	-	(9.9)	-	-	-
Balance to appropriate	17.5	10.5	10.7	38.8	30.0	15.8	45.8

The amounts to be recognized in the statement of operations are as follows:

	2009				2008

	Export		Working		Export
	prepayments	Eurobonds	capital	Total	prepayments	Eurobonds	Total

2009					7.5	1.7	9.1
2010	5.8	1.2	6.6	13.6	7.4	1.7	9.1
2011	5.6	1.2	2.9	9.7	7.2	1.7	8.9
2012	4.2	1.2	1.2	6.7	5.5	1.7	7.1
2013	1.9	1.3	-	3.2	2.4	1.7	4.1
2014 and thereafter	-	5.6	-	5.6	-	7.3	7.5
	17.5	10.5	10.7	38.8	30.0	15.8	45.8

18	Debentures

Issue	Unit value - R$	Maturity	Remuneration	Remuneration payment	2009	2008
13th (i)	10	June 2010	104.1% of CDI	Biannually as from December 2005	302.3	303.5
14th (i)	10	September 2011	103.5% of CDI	Biannually as from March 2007	514.4	522.8

(i) Public issue of non-convertible debentures.

The changes in debentures during 2009 and 2008 were as follows:

	2009	2008

Balance at the beginning of the year	826.3	820.5
Accrued interest and financial charges	80.5	99.4
Repayments and conversions	(90.1)	(93.6)
Balance at the end of the year	816.7	826.3
Less: Current liabilities	(316.7)	(26.3)
Non-current liabilities	500.0	800.0

Braskem S.A. and Its Subsidiaries

Notes to the Consolidated Financial Statements
at December 31, 2009, 2008 and 2007
All amounts in millions of reais, unless otherwise indicated

19	Taxes and Contributions Payable - Long-term Liabilities

	2009	2008

Current liabilities
IPI (regular transactions)	31.2	22.1
PIS and COFINS (regular transactions)	14.9	13.8
Income tax and social contribution	16.9	12.0
V.A.T (ICMS)	42.7	24.2
Installment - Law No. 11,941/09 (vi)	73.4	-
Installment Program - Provisional Measure 470/09 (v)	958.1	-
Installment Program (PAES) - Law No. 10,864/03 (iv)	7.3	8.1
Other	27.0	25.4
	1,171.5	105.6

Non-current liabilities
IPI - credit on exports (i)	-	731.1
IPI - zero percent rate (ii)	-	330.3
IPI - consumption materials; property, plant and equipment	-	44.9
PIS and COFINS - Law No. 9,718/98 (iii)	8.0	60.8
Education contribution, SAT and INSS	41.3	41.2
Installment Program - Law No. 11,941/09 (vi)	1,147.3	-
PAES - Law No. 10,684/03 (iv)	34.4	28.7
Other	51.7	58.3
Judicial deposits	(64.2)	(64.1)
	1,218.5	1,231.2

(i)	IPI tax credit on exports (Crédito-prêmio)

The Company, by itself and through absorbed companies, challenged the term of effectiveness of the IPI tax credit (crédito-prêmio) introduced by Decree-law No. 491/69 as an incentive to manufactured product exports. Lower courts had granted most lawsuits to that end.

In hearing the appeal lodged by another taxpayer seeking court recognition of its entitlement to use such tax benefit until present, the Superior Court of Justice (STJ) upheld its rejection to such prospective use and affirmed that the aforementioned tax benefit expired in 1990. As constitutional issues were at dispute, the STF was summoned, in early September 2009, to make a final determination over this matter. Despite the arguments raised by taxpayers, STF sided with the STJ ruling and found that entitlement to the IPI tax credit on exports ceased in October 1990.

Braskem S.A. and Its Subsidiaries

Notes to the Consolidated Financial Statements
at December 31, 2009, 2008 and 2007
All amounts in millions of reais, unless otherwise indicated

In view of this STF determination, in late November 2009 the Company filed for voluntary termination of this lawsuit and adhered to the federal tax installment program under Provisional Measure 470 of 2009 (Note 19(v)).

(ii)	IPI - Zero rate

Absorbed companies OPP Química, Trikem and Polialden had filed lawsuits claiming IPI tax credits from the acquisition of raw materials and inputs that were exempt, non-taxed or taxed at a zero rate. Lower courts had granted most lawsuits to that end.

In a decision rendered in February 2007 on a case unrelated to the Company, the STF found against the right to offset zero-rate IPI credits by a tight majority (6 to 5). In June 2007, the full bench of the STF ruled, by majority opinion, that prospective-only effects could not be given to an STF decision that later reversed an erstwhile taxpayer-friendly determination made by the STF Full Bench itself. This ruling had a negative bearing on judgment of the cases involving absorbed companies OPP Química and Trikem in Bahia, leading to payments in the amount of R$ 127.3 (August 2007). By the same token, a portion of the amount underlying the lawsuit involving absorbed company Polialden (R$ 99.6) was settled in October 2007.

The Company still enjoyed a favorable court decision on the lawsuit lodged by its absorbed company Trikem in Alagoas, but the management, which was aware of the unfavorable outcome in the similar dispute as described above, filed for voluntary termination of the lawsuit and adhered to the federal tax installment program under Provisional Measure 470 of 2009 (Note 19(v)).

(iii)	PIS and COFINS - Law No. 9,718 of 1998

The sums posted by the Company as noncurrent liabilities primarily refer to the lawsuits filed by the Company and by the absorbed companies to challenge the constitutionality of the COFINS tax rate increase from 2% to 3% as per Law No. 9,718/98. Despite the STF decision in November 2005 upholding said escalation, the STF itself revisited this matter in terms of the general implications from such unconstitutionality and reiterated its stand favorably to lawfulness of the tax rate escalation. In view of this, the Company is likely to qualify these sums for the federal tax installment program under Law No. 11,941 of 2009.

Braskem S.A. and Its Subsidiaries

Notes to the Consolidated Financial Statements
at December 31, 2009, 2008 and 2007
All amounts in millions of reais, unless otherwise indicated

(iv)	Special Installment Program - PAES - Law No. 10,684 of 2003

Merged companies IPQ and Trikem, as well as subsidiary CINAL, adhered to the PAES program instituted by Federal Law No. 10,684 of 2003.

IPQ adhered to this installment payment scheme, after cancellation of supporting certificates (DCCs) originated from acquisition and offsetting of third-party credits. For its part, Trikem opted for such scheme after filing for voluntary termination of the lawsuit challenging the COFINS tax rate escalation from 2% to 3% (instituted by Law 9,718 of 1998).

Even though the Company had met all legal requirements and payments were being made as and when due, the National Treasury Attorney's Office (PFN) disqualified Trikem for PAES on two different occasions, and the Company obtained a court relief reinstating it to PAES in these two events.

The Company opted to exercise the right granted under Law No. 11,941 of 2009 for installment payment of the outstanding debt under PAES, thus terminating all litigations related to its disqualification from the former tax relief scheme.

(v)	Installment Payment Program under Provisional Measure 470 of 2009

Based on the opinion of its outside legal advisors and in view of the benefits offered under Provisional Measure 470 of October 13, 2009, notably: (i) the substantial reduction in fines, interest and statutory charges; and (ii) the possibility of using the outstanding balance of tax losses and CSL negative tax base for settlement of debts, management filed for voluntary termination of the lawsuits and administrative appeals by which the Company sought acknowledgment of the tax credits deriving from acquisition of inputs taxed at a zero rate as well as the IPI tax credits, and also confirmed its adherence to the tax relief scheme introduced by the Provisional Measure.

The consolidated debt enjoyed a reduction in default and official fines (100%), one-off fines (90%), default interest (90%), and statutory charges (100%), and will be settled in twelve monthly installments.

The amounts covered by this installment payment program are described below:

Zero rate IPI tax credit	1,883.3
IPI tax credit (credito-prêmio)	480.1
2,363.4
Use of negative tax base	(285.6)
Use of tax losses	(939.5)
Installment payment amount	1,138.3
Installments paid	(189.7)
Updating at the SELIC benchmark rate	9.5
Balance in December 2009 - Current liabilities	958.1

Braskem S.A. and Its Subsidiaries

Notes to the Consolidated Financial Statements
at December 31, 2009, 2008 and 2007
All amounts in millions of reais, unless otherwise indicated

As shown in Note 19(i) and (ii), the Company's non-current Liabilities comprised some amounts payable on account of use of tax credits deriving from open litigation concerning the IPI tax at zero rate and IPI tax credits. Upon adhering to the installment payment program under Provisional Measure 470 0f 2009, the Company posted additional liabilities at R$ 1,152.2, followed by a counter entry in Other operating results. This same result item reflected a credit deriving from tax losses and CSL negative base at R$ 1,225.1, which was used in partial settlement of the outstanding debt.

As established by the Provisional Measure, the Company will no longer be entitled to any arrears interest relief in the following events: (i) if it fails to pay three installments, whether consecutive or not, or (ii) if it fails to pay up to two installments, even when all other ones have been paid. In the second case, to avoid the loss, the Company must settle them before paying the last installment.

(vi)	Installment Payment Program under Law No. 11,941 of 2009

Law No. 11,941 of 2009 laid down the conditions for adherence to the federal tax installment program. These conditions comprise, among others: (i) a payment term of up to 180 months; (ii) variable discounts in fines, interest and charges, depending on the payment term; (iii) the possibility of using the balance of tax losses and CSL negative base to settle fines and interest. Braskem adhered to this installment payment program in the manner prescribed by said law, and has been paying the respective installments (at the minimum values) since November 30, 2009.

Based upon an analysis of the chances of success in the lawsuits and administrative cases to which it is a party, Braskem has already defined to qualify some of them for this installment program, covering the following issues: (i) Social Contribution on Income; (ii) IPI on acquisition of fixed assets and inventory; and (iii) COFINS deriving from the judicial dispute over the rate escalation from 2% to 3% under Law No. 9,718 of 1998 (Note 19(iii)). The Company's management has opted for payment in 180 monthly installments.

As of December 31, 2009, the amount under this item refers to the CSL tax during the base periods from 1989 through 2007, as follows:

CSL	1,137.9
Inclusion of new CSL cases and arrears interest	368.2
REFIS discount	(285.9)
Installment amount	1,220.2
Updating at the Selic benchmark rate	0.5
Balance as of December 2009	1,220.7
Current liabilities	(73.4)
Non-current liabilities	1,147.3

The total CSL debt of R$ 1,137.9 was posted in the statement of operations as follows: (i) R$ 304.9, corresponding to the tax amount, under "Social contribution - installment payment Law No. 11,941/09; (ii) R$ 833.0, corresponding to arrears interest, in Tax debts under financial expenses (Note 26). Discount of R$ 285.9 was posted as Tax debts.

Braskem S.A. and Its Subsidiaries

Notes to the Consolidated Financial Statements
at December 31, 2009, 2008 and 2007
All amounts in millions of reais, unless otherwise indicated

On March 1, 2010 Braskem included certain additional social contribution cases in the REFIS tax amnesty program and assumed an additional obligation under the REFIS program in the amount of R$ 368.2, which was considered a subsequent adjusting event and reflected in the December 31, 2009 financial statements, including R$ 241.7 in the statement of operations and R$ 126.5 reclassified from taxes payable to installment program.

Pursuant to the Law, the Company will no longer be entitled to arrears interest relief in the event of defaulting the payment of three installments, whether consecutive or not.

20	Income Tax and Social Contribution on Net Income

(a)	Income tax and social contribution reconciliation

	2009	2008	2007
		Retrospectively	Retrospectively
		revised	revised

Net income (loss) before income tax, social contribution and minority interest	1,641.5	(2,712.9)	1,208.7
Income tax and social contribution (expense) benefit at statutory rate of 34%	(558.1)	922.4	(411.0)
Income tax on equity results	(18.2)	0.1	(3.9)
Tax effects of non submission to social contribution on net income (CSL)	-	(246.4)	52.3
Other permanent differences	43.4	37.3	(20.7)
Effects of non recognition of deferred tax on tax losses	-	(484.7)	-
Social contribution recorded on temporary adjustments of prior years	87.3	-	-
Effects of installment program (Note 19 (v) and (vi))	(53.1)	-	-
Realization (recording) of deferred income tax	(22.1)	49.5	55.9
Adjustments in merged companies	(7.7)	-	-
Prior year adjustments	(5.9)	-	-
Income and social contribution (expense) benefit	(534.4)	278.2	(327.4)
Social contribution - installment program Law No. 11,941/09	(339.3)	-	-
Effect of income tax and social contribution on income	(873.7)	278.2	(327.4)

Current	(11.4)	(23.6)	(224.1)
Social contribution - installment program Law No. 11,941/09	(339.3)	-	-
Deferred	(523.0)	301.8	(103.3)
Total income tax and social contribution in income	(873.7)	278.2	(327.4)

As the Company recorded tax losses in 2009, no income tax exemption/abatement benefit occurred during the year. The tax losses were essentially driven by the adoption of the cash basis for the taxation of exchange variation gains and amortization of goodwill grounded on future profitability.

Braskem S.A. and Its Subsidiaries

Notes to the Consolidated Financial Statements
at December 31, 2009, 2008 and 2007
All amounts in millions of reais, unless otherwise indicated

(b)	Deferred income tax and social contribution taxes

(b.1)	Composition of deferred income tax and social contribution

In accordance with a pronouncement issued by IBRACON on the accounting for income tax and social contribution, supplemented by CVM Instruction No. 371, the Company has recognized deferred tax assets as follows:

Composition of deferred income tax

	2009	2008
Assets
Tax losses	507.3	409.1
Amortized goodwill	122.2	167.2
Temporary provisions	73.5	82.9
Effects of Laws Nos.11,638/07 and 11,941/09	45.6	22.8
Other temporary differences	19.8	21.9
	768.4	703.9
Current assets	59.2	59.5
Non-current assets	709.2	644.4
Total Assets	768.4	703.9

Liabilities
Effects of Laws Nos. 11,638/07 and 11,941/09	132.0	2.6
Exchange variations	487.2	-
Other temporary differences	6.7	18.5
	625.9	21.1
Non-current liabilities	625.9	21.1
Total Liabilities	625.9	21.1

Composition of deferred social contribution

	2009	2008
Assets
Tax losses	182.2	-
Amortized goodwill	44.8	-
Temporary provisions	23.4	-
Effects of Laws Nos. 11,638/07 and 11,941/09	12.1	-
Other temporary differences	1.7	10.1
	264.2	10.1
Non-current assets	264.2	10.1
Total Assets	264.2	10.1
Liabilities
Effects of Laws Nos. 11,638/07 and 11,941/09	47.5	-
Exchange variations	175.4	-
Other temporary differences	-	2.5
	222.9	2.5

Current liabilities	-	0.3
Non-current liabilities	222.9	2.2
Total Liabilities	222.9	2.5

Braskem S.A. and Its Subsidiaries

Notes to the Consolidated Financial Statements
at December 31, 2009, 2008 and 2007
All amounts in millions of reais, unless otherwise indicated

(b.2)	Changes in deferred income and social contribution taxes

	2009	2008	2007

Deferred Income tax assets
Opening balance	703.9	476.6	393.2
Merged balance of subsidiaries	(1.2)	(15.4)	111.0
Amortization reorganization expenses and structured transactions	(10.7)	-	22.8
Deferred IR on tax losses	85.9	256.2	(118.1)
Deferred IR on amortized goodwill of merged companies	5.8	54.8	85.8
Deferred IR realized on amortized goodwill of merged companies	-	(38.5)	(31.9)
Deferred IR on temporary provisions	(16.2)	(29.8)	13.8
Derivatives	0.9	-	-
Closing balance	768.4	703.9	476.6

Deferred CSL assets
Opening balance	10.1	-	-
Merged balance of subsidiaries	-	10.1	-
Deferred CSL on tax losses	253.8	-	-
Derivatives	0.3	-	-
Closing balance	264.2	10.1	-

Deferred Income tax liabilities
Opening balance	21.1	62.8	14.8
Effects of Laws Nos. 11,638/07 and 11,941/09	132.0	2.5	-
Merged balance of subsidiary	-	5.6	-
Exchange variation - cash basis	487.2	-	-
Realization (recording) of deferred IR	(14.4)	(49.8)	48.0
Closing balance	625.9	21.1	62.8

Deferred CSL liabilities
Opening balance	2.4	-	-
Adjustment - Laws Nos. 11,638/07 and 11,941/09	47.5	-	-
Exchange variation - cash basis	175.4	-	-
Realization (recording) of deferred CSL	(2.4)	2.4	-
Closing balance	222.9	2.4	-

Braskem S.A. and Its Subsidiaries

Notes to the Consolidated Financial Statements
at December 31, 2009, 2008 and 2007
All amounts in millions of reais, unless otherwise indicated

(c)	Changes in tax losses

	IR	CSL

Balance of IR and CSL tax losses at 01.01.09	3,529.8	2,942.5
Income tax and social contribution losses at 05.05.09 (i)	228.3	230.5
Amortization under Provisional Measure 470/09 (Note 19(v))	(3,758.1)	(3,173.0)
Income tax and social contribution losses recorded from 05.06.09 and 12.31.2009	2,020.9	2,022.9
Balance of tax losses (IR and CSL) at 12.31.2009	2,020.9	2,022.9

(i) Tax period ended upon the merger of Triunfo

(d)	Estimated realization period of deferred income tax and social contribution assets

Deferred income tax and social contribution assets are limited to those amounts whose offsetting is supported by projections of taxable income for up to ten years, discounted to present value, performed by the Company. Additionally, the compensation of income tax and social contribution losses are limited up to 30% of taxable income in addition to the benefits of tax exemption and reduction.

Considering assumptions for prices, exchange rates, interest rates, market growth and other relevant variables behind its business plan, management prepared the plan as of December 31, 2009, based on the expectation of future taxable income. The studies conducted show that income tax and social contribution credits on tax losses that are expected to be realized between 2010 and 2014.

Deferred income tax and social contribution credits on tax losses are expected to be realized as follows:

2010	25.7
2011	-
2012	96.5
2013	257.2
2014	308.0
687.4

Braskem S.A. and Its Subsidiaries

Notes to the Consolidated Financial Statements
at December 31, 2009, 2008 and 2007
All amounts in millions of reais, unless otherwise indicated

Deferred IR and CSL credits on goodwill are expected to be realized as follows:

2010	61.9
2011	50.6
2012	31.0
2013	17.9
2014	1.4
2015 to 2017	3.5
2018 to 2019	0.7
167.0

The accounting records of deferred income tax and social contribution assets do not consider the portion of amortized goodwill on investments in merged companies, that are expected to be realized in a period in excess of ten years, in the amount of R$ 3.2 (2008 - R$ 3.6).

With respect to temporarily non-deductible expenses, deferred income tax and social contribution were recorded on those tax expenses that are currently being challenged at court and other operating expenses, such as the provision for doubtful accounts.

Given that the income tax and social contribution taxable basis arises not only from earnings that may actually generated, but also from the existence of non-taxable revenues, non-deductible expenses, tax incentives and other variables, there is no immediate correlation between the Company net income and income tax and social contribution results. Accordingly, the expected utilization of tax credits should not be taken as an indication of the Company future results.

(e)	Social Contribution on Net Income ("CSL")

In view of the discussions over the constitutionality of Law No. 7,689 of 1988, the Company and its merged companies OPP Química, Trikem and Polialden filed civil lawsuits against payment of CSL. The resulting court decision favorable to these companies became final and conclusive. However, the Federal Government filed an appeal on the judgment (ação rescisória) challenging the decisions on the lawsuits filed by the Company, Trikem and Polialden, on the argument that - after the final decision favorable to those companies - the full bench of the STF declared the constitutionality of this tax except for 1988. The suit on the judgment is pending STJ and STF review of a number of appeals concerning the specific matter.

Although management, based on the opinion of its legal advisors, believes that a potential unfavorable outcome could only be effective as from the fiscal year when it is rendered and, accordingly, assessments levied by the National Treasury against Braskem should be considered void, recent decisions by higher courts and the Administrative Board of Tax appeals have emphasized the merit over formal aspects. In this regard, certain acts that were originally flawed ended up by being sustained, for the sake of the economics of the judicial process.

Braskem S.A. and Its Subsidiaries

Notes to the Consolidated Financial Statements
at December 31, 2009, 2008 and 2007
All amounts in millions of reais, unless otherwise indicated

In the light of such uncertainties and the reductions in interest and fines made available by Law No. 11,941/09, the Company management, in reliance on the analysis of its legal advisors, elected to withdraw its charges regarding the legality of the collections and to include the amounts in question in the federal tax installment program established by the above mentioned law.

It should be noted that the Company, always based on the opinion of its legal counsel, decided to exclude from the installment program those amounts that are required as isolated fines. In effect, in recent times, the Taxpayers Council has consistently rendered decisions (including on lawsuits where the Company is a party) stating that simultaneously imposing an isolated and a regular fine on the same taxable event is illegal. Fines being discussed amount to R$ 113.9 at December 31, 2009.

Furthermore, considering that the federal government did not file a suit on the judgment in the case of OPP Química, management understands that, from a legal perspective, the first final decision favorable to the company still holds. Accordingly, assessment levied by the Federal Revenue against OPP Química will also not be included in the installment program. The amount involved, retrospectively revised by inflation and the benchmark rate is R$ 217.8.

Finally, the Company is still considering challenging in court the penalties imposed by tax authorities. Management, based on the opinion of its legal advisors, understands that until such time as its request to withdraw charges at the administrative and judicial levels is formally acknowledged, there are no overdue payments to be made to the federal government. These amounts equal R$ 175.3.

(f)	Tax Incentives

(f.1)	Corporate income tax

Until calendar year 2011, the Company has the right to reduce by 75% the income tax on the profit arising from the sale of basic petrochemical products and utilities, and the three polyethylene plants at Camaçari have the same right until base years 2011, 2012 and 2016, and PVC plant at Camaçari also has until 2013. The PVC plants in Alagoas and the PET plant at Camaçari are exempt from corporate income tax on the results of their industrial operations until 2008.

Production of caustic soda, chloride, ethylene dichloride and caprolactam has the benefit of the 75% decrease in the income tax rate up to 2012.

Braskem S.A. and Its Subsidiaries

Notes to the Consolidated Financial Statements
at December 31, 2009, 2008 and 2007
All amounts in millions of reais, unless otherwise indicated

(f.2)	Value-added tax - ICMS

The Company has ICMS tax incentives granted by the State of Alagoas through State of Alagoas Integrated Development Program - PRODESIN. This incentive is designed to foster the installation and expansion of industrial facilities in the State, and was credited to "Other operating income".

21 Long-term Incentive Plan

In September 2005, the Company’s Shareholders' Meeting approved a benefits plan called "Long-term Incentives", not based on Company's shares, by means of which employees designated annually by management may acquire securities issued by the Company and entitled "Investment unit", "Alpha" unit. The purpose among others is to strengthen the convergence of interests in creating long-term value among Braskem's employees and shareholders, foster the sense of ownership and encourage view and the commitment of the employees to long-term results.

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

The investment unit is issued in the 1st semester of each year, at its value is updated annually according to the average quotation of the Company's Class A preferred shares at the end of the dealing period on the BOVESPA in the months of October and March. In addition to the variation in its nominal value, the Investment unit earns the equivalent of the dividend and/or equity interest distributed by Braskem.

There are three types of Investment units:

.	the unit acquired by the participant (known as "Alpha");

.	the unit received by the participant by way of the Braskem counterparty (known as "Beta"); and

.	the unit received by the participant by way of income (known as "Gama").

Braskem S.A. and Its Subsidiaries

Notes to the Consolidated Financial Statements
at December 31, 2009, 2008 and 2007
All amounts in millions of reais, unless otherwise indicated

The Investment unit (and its corresponding certificate) are issued on a very personal basis and may only be sold to Braskem by means of redemption on the following conditions:

.	from year five following the first acquisition, the acquiring party may redeem up to 20% of the accrued balance of their investment units; and

.	from year six, redemption is limited to 10 % of the accrued balance.

The composition and fair value of units on December 31, 2009 and 2008 are as follows:

	2009		2008

	Number	Value	Number	Value

Investment Units
Issued (Alfa Units)	672,753	4.3	707,661	9.5
Granted as incentive (Beta Units)	665,268	3.4	705,361	0.9
Total	1,338,021	7.7	1,413,022	10.4

22	Other Accounts Payable

	2009	2008

Credit notes	1.2	37.1
Commissions/allowances from customers	17.6	42.4
Insurance premiums	15.6	12.7
Provision for restoration of environmental damages (i)	57.8	51.2
Market value of derivative instruments	27.1	-
Sundry judicial provisions (ii)	85.2	68.0
Advances from customers	38.0	37.5
Leasing agreements	18.7	-
Other accounts payable	80.2	87.8
Total	341.4	336.7
Non-current liabilities	(206.0)	(195.6)
Current liabilities	135.4	141.1

(i) The Company has a provision for future expenditures for the recovery of environmental damages at some of its plants.

(ii)Based on the opinion of its outside legal advisors, the Company provides the litigation amounts that are considered as a probable loss. The provision amount for civil and labor suits is computed including the amount claimed by the authors and the historic percentage of the Company to settle such suits (Note 24).

Braskem S.A. and Its Subsidiaries

Notes to the Consolidated Financial Statements
at December 31, 2009, 2008 and 2007
All amounts in millions of reais, unless otherwise indicated

The composition of the provisions is shown below:

	2009	2008

Labor claims	25.2	17.5
Tax claims	50.2	47.1
Civil claims	1.7	1.3
Other contingencies	8.1	2.1
	85.2	68.0

23	Shareholders' Equity

(a)	Capital

At December 31, 2009, subscribed and paid-in capital is R$ 5,473.2, comprising 520,928,154 shares with no par value of which 190,462,446 are common shares, 329,871,890 are class "A" preferred shares, and 593,818 are class "B" preferred shares.

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

At the Extraordinary General Meeting held on April 2, 2007, shareholders approved the merger of Politeno into the Company (Note 1(b)(i)). As a result, the Company's capital was increased by R$ 19.1 to R$ 3,527.4 through the issue of 1,533,670 Class A preferred shares. The conversion of 486,530 Class A preferred shares into common shares was also approved.

As a result of the exercise of the right to convert the 1st Issue debentures (Note 1(b)(iv)), the Company's capital was increased by R$ 1,113.6 on July 31, 2007 to total capital of R$ 4,641.0, through the issuance of 77,496,595 shares, comprising 25,832,198 common shares and 51,664,397 Class A preferred shares.

At December 31, 2008, the Company's subscribed and paid-up capital was R$ 5,375.8, divided into 507,540,997 shares, comprising 190,462,446 common shares, 316,484,733 Class A preferred shares, and 593,818 Class B preferred shares, with no par value. At the same date, the Company's authorized capital comprised 488,000,000 shares, of which 175,680,000 were common shares, 307,440,000 were Class A preferred shares, and 4,880,000 were Class B preferred shares.

Braskem S.A. and Its Subsidiaries

Notes to the Consolidated Financial Statements
at December 31, 2009, 2008 and 2007
All amounts in millions of reais, unless otherwise indicated

At the Extraordinary Shareholders' Meeting held on May 30, 2008, a capital increase was approved on account of the merger of Grust shares (Note 1(b)(viii)), by issuing 46,903,320 common and 43,144,662 class "A" preferred shares, with the capital going from R$ 4,641.0 to R$ 5,361.7.

On September 30, 2008, as a result of the merger of IPQ (Note 1(b)(ix)), the Company's capital was increased by R$ 14.1, from R$ 5,361.7 to R$ 5,375.8, through the issue of 1,506,061 class "A" preferred shares.

In May 2009, by virtue of the merger of Triunfo (Note 1(b)(x)), the Company's capital was increased by R$ 97.4, from R$ 5,375.8 to R$ 5,473.2, through the issue of 13,387,157 class "A" preferred shares.

The Company is authorized to increase its capital, irrespective of a change in its by-laws, up to the limit of 684,972,510 shares, being 228,324,170 common, 456,054,522 class "A" preferred, and 593,818 class "B" preferred shares. In any event, the number of preferred shares with no voting rights or with limited voting rights shall not exceed the limit of 2/3 of the Company's total capital.

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

Under the terms of U.S. dollar-denominated medium-term notes, the payment of dividends or interest on own capital is capped at two times the minimum dividends accorded to preferred shares under the Company's bylaws.

Braskem S.A. and Its Subsidiaries

Notes to the Consolidated Financial Statements
at December 31, 2009, 2008 and 2007
All amounts in millions of reais, unless otherwise indicated

(c)	Tax incentives reserve

Prior to the adoption of Law No. 11,638/07 and Provisional Measure 449/08, income tax incentives (Note 20(f)) were classified in a capital reserve account without transiting through the statement of operations. Beginning January 1, 2006, this tax incentives, are taken to the statement of operations and may be subsequently appropriated to a revenue reserve following a management proposal ratified by the shareholders' meeting.

Regardless of the change determined by Law No. 11,638/07 and Provisional Measure 449/08, this incentive may only be used for increasing the capital or absorbing losses.

(d)	Treasury shares

.

On February 19, 2008, a 12-month share repurchase program was approved with an approximate investment of R$ 252.0 for the repurchase of up to 19,862,411 class "A" preferred shares. Under this program, 10,099,500 class "A" preferred shares were repurchased up to December 22, 2008, at the average cost of R$ 10.63 per share. The low and high amounts of such acquisitions were R$ 6.03 and R$ 13.85 per share.

.	On March 6, 2008, the cancellation of 16,595,000 class Braskem class "A" preferred shares held in treasury was approved, amounting to R$ 244.5 at December 31, 2007.

.

On April 28, 2008, the Company announced to the market the dissent of shareholders owning 2,108,823 common and 209,048 class "B" preferred shares over the ratification of the transaction intended to acquire the control of the Ipiranga Group petrochemical assets. The dissenting shareholders exercised their appraisal rights and the shares were reimbursed on March 1, 2008, at the book value of R$ 13.50 per share as of December 31, 2007, for a total of R$ 31.3.

.

On May 30, 2008, the shareholders of Braskem Participações approved a capital reduction and the transfer to the Company of 580,331 common and 290,165 class "A" preferred shares of that company, in the amount of R$ 13.1.

.

On July 2, 2008, the company announced the dissent of shareholders owning 3,562,590 common and 200 class "B" preferred shares over the merger of shares in Grust Holdings S.A. The reimbursement was made at the share book value, determined as of December 31, 2007, corresponding to R$ 13.50 per share, for a total of R$ 48.1.

.

On December 22, 2008, the cancellation of 16,850,657 shares, comprising 6,251,744 common, 10,389,665 class "A" preferred, and 209,248 class "B" preferred shares was approved, that were accounted for the total value of R$ 199,904. This cancellation, together with the one approved on March 6, totaling R$ 444.4, was written off from the retention of profits for expansion account.

Braskem S.A. and Its Subsidiaries

Notes to the Consolidated Financial Statements
at December 31, 2009, 2008 and 2007
All amounts in millions of reais, unless otherwise indicated

.

At December 31, 2009, treasury shares comprised 1,506,060 class "A" preferred shares in the amount of R$ 11.9, arising from the interest held in Braskem by merged company Triunfo. The total value of these shares, computed based on the average quotation at the exchange session of December 31, 2009, is R$ 20.5.

(e)	Revenue reserves

At December 31, 2007, this balance relates to the retention of earnings to meet the requirements of expansion projects included in the Company business plan, according to the capital budget proposed by management and submitted to the approval of the Shareholders' Meeting, as provided in article 196 of the Brazilian Corporation Law. In 2008, the Company used this reserve to absorb the cancellation of treasury shares and part of the loss for 2008, in the amounts of R$ 444.4 and R$ 445.8, respectively.

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

Net income for 2009 was used to absorb part of the accumulated deficit and, for this reason, management did not distribute any amount by way of dividends or equity interest for that year.

Braskem S.A. and Its Subsidiaries

Notes to the Consolidated Financial Statements
at December 31, 2009, 2008 and 2007
All amounts in millions of reais, unless otherwise indicated

(g)	Fair-value adjustments

This account comprises the fair-value adjustments which have impacted the shareholders' equity without affecting the Company's statement of operations for the current period, but will in the future.

At December 31, 2009 and 2008 the Company had the following balances:

	2009	2008

Financial instruments at fair-value, classified as available-for-sale, net of income tax (Note 5)	1.1	8.0
Parent Company's hedge operation (Note 25(f.3)(iii))	(67.4)	(110.1)
	(66.3)	(102.1)

24	Contingencies

(a)	Labor and Social Security

Collective Bargaining Agreement - Section 4

The Petrochemical, Plastics, Chemicals and Related Industry Workers Union in the State of Bahia (SINDIQUÍMICA) and the Employers' Association of the Petrochemical and Synthetic Resins Industries in the State of Bahia (SINPEQ) are disputing in court the validity of a wage and salary indexation clause contained in the collective bargaining agreement (convenção coletiva de trabalho), given the matter of public policy involved, namely, the adoption of an economic stabilization plan in 1990 that put a limit on wage adjustments. The Company ran plants in the region in 1990, and is a member of SINPEQ.

The employees' labor union seeks retrospective adjustment of wages and salaries. In December 2002, the STF affirmed an erstwhile decision from the Superior Labor Court (TST), determining that economic policy legislation should prevail over collective bargaining agreements and, as such, no adjustment was due. In 2003, SINDIQUÍMICA appealed this decision by means of a motion for clarification, which was rejected by unanimous opinion on May 31, 2005.

On October 24, 2005, SINDIQUÍMICA filed a plea known as embargos de divergência. This plea was forwarded to the General Prosecutor Office of the Republic, which rendered an opinion fully favorable to SINPEQ in November 2006. Judgment on this appeal started on June 28, 2007, but was adjourned as one of the judges asked for further access to the case records.

In reliance on the opinion of its legal advisors, management believes that SINPEQ is likely to prevail in this suit and, as such, no amount was provisioned for.

Braskem S.A. and Its Subsidiaries

Notes to the Consolidated Financial Statements
at December 31, 2009, 2008 and 2007
All amounts in millions of reais, unless otherwise indicated

National Social Security Institute - INSS

The Company is party to several social security disputes in the administrative and judicial spheres, totaling approximately R$ 273.3 (updated by the SELIC rate) as of December 31, 2009.

In reliance on the legal advisors' opinion that the Company stands good chances of success in these cases, management believes that no sum is payable in connection with these notices and, as such, no amount was provided.

Other labor and social security contingencies

.

In the second quarter of 2005, the Chemical and Petrochemical Industry Workers Unions in Triunfo (RS) and Camaçari (BA) filed several lawsuits for recovery of unpaid overtime. The Company has presented its answers accordingly, and - in reliance on the legal advisors' opinion - the Company's management does not expect to be defeated.

.

As of December 31, 2009, the Company and its subsidiaries figured as defendant in 1,475 suits for damages and labor claims (already including those mentioned above), totaling approximately R$ 420.6 (2008 -R$ 223.3). According to the opinion of legal advisors, most of these suits are likely to be found for the Company. For the cases entailing a probable defeat, the Company and its subsidiaries have provisioned for R$ 26.8.

(b)	Tax

Offsetting of tax credits

From May through October 2000, absorbed companies OPP Química and Trikem offset their own federal tax debts with IPI tax credits (créditos-prêmio) assigned by an export trading company (Assignor). These offsetting procedures were recognized by the São Paulo tax officials (DERAT/SP) through offset supporting certificates (DCCs) issued in response to an injunctive relief entered in a motion for writ of mandamus (MS SP). Assignor also filed a motion for writ of mandamus against the Rio de Janeiro tax officials (DERAT/RJ) (MS RJ) for recovery of IPI tax credits and their use for offsetting with third-party tax debts, among others. The MS SP was dismissed without prejudice, confirming the Rio de Janeiro administrative and jurisdictional authority to rule on Assignor's tax credits.

In June 2005, DERAT/SP issued ordinances (portarias) canceling the DCCs. Based on said ordinances, the Federal Revenue Office unit in Camaçari/BA sent collection letters to the Company. Notices of dispute were presented by the Company, but the administrative authorities declined to process them. As a result, past-due federal tax liabilities (dívida ativa) at R$ 276.6 were posted in December 2005 concerning the Company's tax debts originating from purportedly undue offsetting procedures.

Braskem S.A. and Its Subsidiaries

Notes to the Consolidated Financial Statements
at December 31, 2009, 2008 and 2007
All amounts in millions of reais, unless otherwise indicated

Both Assignor and the Company commenced a number of judicial and administrative proceedings to defend the lawfulness and validity of those offsetting procedures, and the legal counsels to both companies labeled the likelihood of success in those cases as probable.

On October 3, 2005, the Federal Supreme Court (STF) held the MS RJ favorably to Assignor in a final and conclusive manner, confirming Assignor's definite right to use the IPI tax credits from all its exports and their availability for offsetting with third-party debts. As a result, the legal advisors to Assignor and to the Company believe that the offsetting procedures carried out by the absorbed companies and duly recognized by DERAT/SP are confirmed, and for this reason they also hold that the tax liabilities being imputed to the Company are not due. The Federal Government filed a suit on the judgment (ação rescisória) against this decision, and Assignor is likely to be defeated in light of the STF determination that the IPI tax credits expired on October, 5, 1990.

Further, the legal advisors to Assignor and to the Company, in addition to a jurist when inquired of his opinion on this specific issue, advocated that the tax liabilities purportedly related to offsetting procedures carried out by the absorbed companies should have become time-barred and, as such, could no longer be claimed by the tax authorities. Nevertheless, recent decisions rendered by the STJ and by the Administrative Tax Appeals Board confirmed that the DCTF validly formalizes a tax liability, irrespective of its being related to offsetting procedures.

Faced with mounting legal uncertainties over this issue and to take advantage of the reduction in interest and fine payments under Provisional Measure 470 of 2009, the Company's management (in reliance on the opinion of its outside legal advisors) opted to move for voluntary termination of this dispute and then qualify the corresponding sums for the federal tax installment program (Note 19(v)).

The Company will consider the legal measures available to claim recourse against the Assignor for the sums paid to the National Treasury, as per the assignment contract executed in 2000.

Corporate Income Tax (IRPJ) and Social Contribution on Net Income (CSLL)

In 1999, the Federal Revenue Office (SRF) served notice on merged company Copesul charging a supposedly delinquent IRPJ and CSL tax for the 1994 base period, relating to monetary adjustment of balance sheet items and equity accounting results due to the accounting of dividends distributed by a subsidiary abroad. The updated dispute comes to R$ 21,724. An appeal lodged by the National Treasury at the Higher Tax Appeals Chamber (CSRF) is pending judgment. According to the legal advisors, the likelihood of a favorable outcome for this case is reasonably possible.

Braskem S.A. and Its Subsidiaries

Notes to the Consolidated Financial Statements
at December 31, 2009, 2008 and 2007
All amounts in millions of reais, unless otherwise indicated

	Book value		Fair value
	2009	2008	2009	2008
Cash and cash equivalents (Note 4)
Financial Investments in Brazil
Investments in FIQ Sol	1,239.2	1,551.2	1,239.2	1,551.2
Fixed-income investments	318.9	102.9	318.9	102.9
	1,558.1	1,654.1	1,558.1	1,654.1
Financial investments abroad
Investments funds in foreign currency	58.5	107.5	58.5	107.4
Time Deposits	732.5	522.2	732.5	522.2
	791.0	629.7	791.0	629.6
Marketable securities (Note 5)
U.S. Treasury bonds	261.8	331.5	261.8	331.5
Shares held for trading	25.8	-	25.8	-
Investments in FIQ Sol	179.2	181.8	179.2	181.8
	466.8	513.3	466.8	513.3

Financing (Note 17)
Foreign currency
Advances on Exchange contracts	1.1	149.9	1.0	149.9
Working capital	674.4	905.2	674.4	905.2
BNDES	195.9	236.3	195.9	236.3
Eurobonds	2,250.0	3,023.1	2,426.8	2,440.4
Raw material financing	16.1	21.5	16.1	21.5
Medium-Term Notes	457.7	618.7	559.8	643.0
Export prepayements	2,669.6	4,000.3	2,669.6	4,000.3
Project financing (NEXI)	101.9	195.7	101.9	195.7
	6,366.7	9,150.7	6,645.5	8,592.3
Local currency
Working capital	767.1	363.6	767.1	363.6
FINAME	0.2	2.0	0.2	2.0
BNDES	1,374.3	1,376.7	1,374.3	1,376.7
BNB	389.6	255.4	389.6	255.4
FINEP	84.2	57.2	84.2	57.2
	2,615.4	2,054.9	2,615.4	2,054.9
Debentures (Note 18)
Debentures	816.7	826.3	810.0	803.4
	816.7	826.3	810.0	803.4

Braskem S.A. and Its Subsidiaries

Notes to the Consolidated Financial Statements
at December 31, 2009, 2008 and 2007
All amounts in millions of reais, unless otherwise indicated

Detailed information about these financial instruments can be found in the explanatory notes to Cash and cash equivalents (Note 4), Securities (Note 5), Financings (Note 17) and Debentures (Note 18).

(a)	Risk management

The Company is exposed to market risk arising from variations in commodity prices, foreign exchange rates and interest rates, and to credit risk arising from the possibility of default by its counterparties in financial investments, accounts receivable and derivatives.

The Company adopts procedures for managing market and credit risks, in line with a Financial Management Policy and a Risk Management Policy. The aim of risk management is to protect the Company's cash flow and reduce the threats to financing its operating working capital and investment programs.

(b)	Exposure to foreign exchange risks

The Company has commercial transactions denominated in or indexed to foreign currencies. The prices of the Company's inputs and products are denominated in or strongly influenced by international commodity quotations, which are usually denominated in U.S. dollars. Furthermore, the Company has used long-term financing in foreign currencies, which leads to exposure to changes in the foreign exchange rates between the real and the foreign currencies. The Company manages its foreign currencies exposure using a combination of foreign currency debt, foreign currency investments and derivatives. The Company's foreign exchange risk management policy contemplates maximum and minimum cover limits which must be obeyed, and which are continually monitored.

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

The Company is exposed to fluctuations in the price of several petrochemical commodities, especially its main raw material, naphtha. Because the Company seeks to transfer to its selling prices the effect of price changes in its raw materials, arising from changes in international quotations for naphtha, part of its sales may be carried out under fixed-price contracts or contracts stating maximum and/or minimum fluctuation ranges. Such contracts are commercial agreements or derivative contracts relating to future sales. On December 31, 2009, the Company had no outstanding contracts of this nature.

Braskem S.A. and Its Subsidiaries

Notes to the Consolidated Financial Statements
at December 31, 2009, 2008 and 2007
All amounts in millions of reais, unless otherwise indicated

(e)	Exposure to credit risk

The Company is subject to concentration of credit risk in connection with bank accounts, financial investments and other accounts receivable, which expose the Company to risks relating to the financial institutions involved. In order to manage the credit risk, the Company keeps its bank accounts and financial investments with large financial institutions, weighting the concentrations in line with the institutions' ratings and the prices observed in the Credit Default Swaps (CDS) market, as well as entering into netting agreements that minimize the overall credit risk arising from the various financial transactions carried out among the parties.

In regard to customer credit risk, the Company protects itself by making detailed analyses before granting credit and by obtaining real and pro forma guarantees, when deemed necessary. Counterparty limits and credit quality are reviewed on a daily basis, taking into account their ratings and the prices prevailing in the Credit Default Swap ("CDS") market.

(f)	Derivative instrument transactions

The Company uses derivative financial instruments for the following purposes:

(f.1)	Hedging

Hedging activities are executed in line with the Company's policies. The financial management policy includes a continuous short-term hedge program for foreign exchange risk arising from its transactions and financial items. Other market risks are covered on a case-by-case basis. In general, the Company assesses the need for hedging when analyzing prospective transactions and seeks to undertake made-to-measure hedging for the transactions under consideration, in addition to preserving the hedge for the entire period of the transaction being covered.

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

At December 31, 2009, the Company held financial derivative contracts with a total nominal amount of R$ 2,382.3 (2008 - R$ 1,974.0), of which R$ 269.7 relates to hedge transactions for the financing of projects and R$ 2,102.6 relate to export prepayment transactions (see f.3(i.b) below). There are not derivatives that were used for other purposes. In July 2009, the Company carried out a U.S. dollar future sale for a notional value of US$ 285,000 thousand that was settled in August 2009 to hedge cash flows from the U.S. dollar exchange variation, thus generating a gain of R$ 47.7 (Note 25 f.3)).

Braskem S.A. and Its Subsidiaries

Notes to the Consolidated Financial Statements
at December 31, 2009, 2008 and 2007
All amounts in millions of reais, unless otherwise indicated

(f.2)	Modifying the return on other instruments

The Company may use and has used derivatives to modify the return on investments, the interest rate or the indexation of financial liabilities, based on judgements made regarding the most appropriate conditions for the Company. When the modified return risk is substantially lower for the Company by using derivatives, the transaction is considered hedged. When the Company uses derivatives to modify investment returns, it seeks to match the obligations it will have by virtue of the derivative with the rights represented by the investments. When it uses derivatives to modify the interest rate or indexation on liabilities, it seeks to match the rights it will have by virtue of the derivative with the obligations represented by the liabilities. These transactions involving modification of investment returns, interest rates or indexation on financial commitments are undertaken for an amount not exceeding that of the underlying investment or commitment. The Company does not leverage its positions using derivatives. As of December 31, 2009 the Company had no transactions with this purpose.

(f.3)	Monetization of certain risks

The Company may use derivatives to monetize certain risks it considers acceptable on account of its exporting profile. By monetizing a risk, Braskem receives financial income in exchange for compensating the counterparty should a specific event occur. As of December 31, 2009 the Company had no transactions with this purpose.

All derivative financial instruments held on December 31, 2009 were entered into on the OTC market with large financial counterparties and supported by global derivatives agreements in Brazil or abroad.

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

The fair values of the derivatives are obtained as follows:

(a)	From public sources in the case of exchange-traded derivatives;
(b)	Using discounted cash flow models when the derivative is a forward purchase or sale or a swap contract; and
(c)	Using option contract evaluation models, such as the Black-Scholes model, when the derivative contains option features.

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

Braskem S.A. and Its Subsidiaries

Notes to the Consolidated Financial Statements
at December 31, 2009, 2008 and 2007
All amounts in millions of reais, unless otherwise indicated

As of December 31 of 2009, the Company had no derivatives that required non-observable assumptions for calculating their fair value.

The table below shows all transactions using derivative financial instruments in existence on December 31, 2008, or those that produced financial results during the 2008 fiscal year. The "receipts (payments)" column shows the amounts received or paid for the settlements undertaken during 2008, while the "income (expense)" column shows the effect recognized as financial income or expense due to settlements and movements in the fair value of the derivatives during 2008:

					Income	Fair value
	Notional			Receipts	(expense)
Identification	value	Maturity	Purpose	(payments)	(R$)	2009	2008

YEN-CDI swap (Note 25, f.3i(i.a))	BRL 279.7	June, 2012	Exchange hedge of NEXI financing	BRL (20.9)	BRL (53.5)	BRL (27.1)	BRL 5.6

Interest rate swap (Libor-fixed)	USD 725.0	October, 2013	Interest rate hedge (designated for hedge accounting)	BRL (12.4)	BRL (9.5)	BRL (73.3)	BRL (109.4)

Interest rate swap (Libor-fixed)	USD 457.5	July, 2014	Interest rate hedge (designated for hedge accounting)	BRL (3.9)	BRL (2.0)	BRL (5.5)

U.S. dollar future sale	USD 285.0	August, 2009	Exchange hedge of cash flows	BRL 47.7	BRL 47.7

(i)	Transactions outstanding on December 31, 2009

As of December 31, 2009, the Company had the following derivative financial instruments:

(i.a)	Project financing (NEXI) - linked swaps

On December 31, 2009, the Company had four currency swap contracts with a total nominal value of R$ 279.7, contracted for hedging yen-denominated financings with floating interest rates, maturing in March and June 2012. The purpose of these swaps is to offset the risk of fluctuations in the yen-real foreign exchange rate arising from the financings, and to offset the risk of variation in future expenses with interest payments. The terms, amount, settlement dates and yen interest rates of the swaps are matched to the terms of the financing. The Company intends to hold these swaps until the financing is settled.

Braskem S.A. and Its Subsidiaries

Notes to the Consolidated Financial Statements
at December 31, 2009, 2008 and 2007
All amounts in millions of reais, unless otherwise indicated

The characteristics of each swap transaction are listed below:

	National value			Fair value
Identification	(in million of R$ )	Interest rate	Maturity	2009	2008

Swap NEXI I	29.0	104.29% of CDI	Jun- 12	(1.9)	2.2
Swap NEXI II	136.5	101.85% of CDI	Mar-12	(18.5)	(6.6)
Swap NEXI III	91.9	103.98% of CDI	Jun-12	(5.6)	7.6
Swap NEXI IV	22.3	103.98% of CDI	Jun-12	(1.1)	2.3
	279.7			(27.1)	5.5

These contracts may require Braskem to make guarantee deposits under certain conditions. On December 31, 2009, Braskem had no guarantee deposits outstanding in connection with these derivatives. The counterparties in the transactions are prime banks with 'A' credit ratings or better from rating agencies Moody's, Standard & Poor's or Fitch, which in accordance with the discount rates used to reflect the counterparty credit risk.

The Company elected not to designate these swaps for hedge accounting, since the main risk protected, the risk of foreign exchange rate fluctuation, is represented by the simultaneous movements in foreign exchange rates for the financing. As a result, the resulting change in the fair value of the swaps is recorded as financial income or expense in the period in which they occur. In 2009, the Company recognized income of R$ 53.5 for the changes in fair value of these swaps between December 31, 2008 and December 31, 2009.

(i.b)	Export prepayment-linked interest rate swaps

The Company and Braskem Inc., its subsidiary, had, on December 31, 2009, 16 interest rate swap contracts with a total nominal value of USD 1,182.5 million, which it had entered into for export prepayment debt contracted in US dollars and at LIBOR-based floating interest rates in October 2008 and April 2009, maturing in October 2013 and July 2014 (Note 17(b)). Under these swaps, Braskem Inc. receives floating rates (LIBOR) and pays fixed rates in a manner that matches the prepayment debt cash flow. The objective of these swaps is to offset the variation in future financial debt expenses caused by LIBOR rate fluctuation. The terms, amount, settlement dates and floating interest rates match those of the debt. The Company intends to hold these swaps until the financing is settled.

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
at December 31, 2009, 2008 and 2007
All amounts in millions of reais, unless otherwise indicated

The Company tests the effectiveness of these hedges on the closing date of each reporting period using the accrued monetary offset method. Under this method, the hedge is considered effective if the cash flow variation of the derivatives is between 80% and 125% of the variation of the hedged item caused by the risk being covered. The effectiveness test on December 31, 2009 showed that the derivatives were highly effective in offsetting the variations in the hedged item caused by LIBOR fluctuations during the period from when the derivatives were contracted until the end of the reporting period, and that all other conditions that qualify these instruments for hedge accounting were met. As a result, the effective portion of the variation in the fair value of the derivatives, in the amount of R$ 12.1 (Note 25, f.3(iii)), was recorded as the Fair-value adjustments account. The Company also reclassified from that account to financial income the amount of R$ 11.5 referring to the portion of the offset effect of the derivatives on the hedged item, for in 2009.

The characteristics of the swap transactions are listed below:

Braskem Inc.:

	Notional value			Fair value
Identification	US$ million	Interest rate	Maturity	2009	2008

Swap EPP I	100.0	3.9100	Oct/13	(10.4)	(15.7)
Swap EPP II	100.0	3.9100	Oct/13	(10.4)	(15.7)
Swap EPP III	100.0	3.9525	Oct/13	(10.7)	(16.0)
Swap EPP IV	25.0	3.8800	Oct/13	(2.6)	(3.8)
Swap EPP V	50.0	3.5675	Oct/13	(4.3)	(6.2)
Swap EPP VI	100.0	3.8800	Oct/13	(10.3)	(15.4)
Swap EPP VII	50.0	3.5800	Oct/13	(4.4)	(6.3)
Swap EPP VIII	100.0	3.8225	Oct/13	(10.0)	(14.9)
Swap EPP IX	100.0	3.8850	Oct/13	(10.3)	(15.4)
	725.0			(73.4)	(109.4)

		Current liabilities		(41.8)	(31.5)
		Non-current liabilities		(31.6)	(77.9)

Braskem S.A. and Its Subsidiaries

Notes to the Consolidated Financial Statements
at December 31, 2009, 2008 and 2007
All amounts in millions of reais, unless otherwise indicated

Braskem S.A.:
	Notional value			Fair value
Identification	US$ million	Interest rate	Maturity	2009

Swap EPP X	35.0	2.5000	Mar/14	(1.1)
Swap EPP XI	75.0	1.9500	Jul/14	(2.1)
Swap EPP XII	100.0	2.1200	Nov/13	(0.1)
Swap EPP XIII	50.0	2.1500	Nov/13	0.1
Swap EPP XIV	50.0	2.6400	Apr/14	(0.8)
Swap EPP XV	100.0	2.6200	Apr/14	(0.5)
Swap EPP XVI	47.5	1.6700	Jun/13	(1.0)
	457.5			(5.5)

		Current liabilities		(10.8)
		Non-current assets		5.3

The Interest rate column in the above table includes the fixed contract fee which the Company pays in exchange for receiving LIBOR.

These contracts may require the subsidiary Braskem Inc. to make guarantee deposits under certain conditions. On December 31, 2009, Braskem Inc. had no guarantee deposits outstanding in connection with these derivatives. The counterparties in these transactions are prime banks with "A" credit ratings or better from rating agencies Moody's, Standard & Poor's or Fitch, which is in accordance with the discount rates used to reflect the counterparty credit risk.

The risk value of the derivatives held by the Company on December 31, 2009, defined as the greatest loss that may result in one month, in 95% of the cases, in normal market conditions, was estimated by the Company at R$ 131.6 for the swaps EPP and R$ 23.9 for the swaps NEXI.

Braskem S.A. and Its Subsidiaries

Notes to the Consolidated Financial Statements
at December 31, 2009, 2008 and 2007
All amounts in millions of reais, unless otherwise indicated

(ii)	Exposure by counterparty

Outstanding exposure of the Company to the risk of counterparty default in derivative financial instruments is listed in the table below, taking into account the market values of the derivatives plus the guarantees:

Counterparty	Principal	Exposure 2009

Barclays	84.5	(0.1)
BBVA	355.6	(20.9)
BES	444.5	(3.3)
Calyon	311.2	(17.6)
Citibank	292.0	(17.0)
Deutsche Bank	151.1	(2.1)
HSBC	133.4	0.1
JP Morgan	136.5	(18.4)
Santander	473.5	(26.6)
	2,382.3	(105.9)

(iii)	Components of the fair value adjustments account due to hedge transactions

The Company has designated certain derivatives as "cash flow hedge", which created final balances of fair value adjustment. The summary of changes to equity evaluation adjustments is given below:

		Reclassifications to	Activities of
	Fair value	expense in 2009 by	hedges'	AA balance in
	balance in	achievement of	effective	December,
Item	Dec/08	competence	portions	2009

Swaps EPP Braskem Inc.	(110.1)	10.1	36.1	(63.9)
Swaps EPP Braskem S.A.	-	2.0	(5.5)	(3.5)
	(110.1)	12.1	30.6	(67.4)

The components of the highly effective offset and the ineffective portion of the variation in the fair value of the derivatives, as well as the reclassification of the amounts referring to the hedges having achieved their competence in the period were recognized as follows:

	Fair value			3.a Recognized	3.b
			3. Gain (loss) in	in revenues	Recognized
Item	2009	2008	the period, of:	(expenses)	in AAP

Swaps EPP Braskem Inc.	(73.3)	(110.1)	36.1	(9.5)	45.6
Swaps EPP Braskem S.A.	(5.5)	-	(5.5)	(2.0)	(3.5)
Total	(78.8)	(110.1)	30.6	(11.5)	42.1

Braskem S.A. and Its Subsidiaries

Notes to the Consolidated Financial Statements
at December 31, 2009, 2008 and 2007
All amounts in millions of reais, unless otherwise indicated

(a)	Sensitivity analysis

Financial instruments, including derivatives, are subject to variations in their fair value arising from fluctuations in commodity prices, foreign exchange rates, interest rates, shares and shares indices, price indices and other variables. The sensitivity analysis of derivative and non-derivative financial instruments to these variables is shown below.

(i)	Risk selection

The Company selected the three market risks that may most affect the value of the financial instruments it holds, being: (a) the US dollar-Real foreign exchange rate; (b) the Yen-real foreign exchange rate; and (c) the LIBOR floating interest rate.

For the purposes of the sensitivity analysis of risk, the Company shows currency exposures as if they were independent, that is, without reflecting the exposure to one foreign exchange rate to the risk of variation in other foreign exchange risks that might be indirectly influenced by it.

(ii)	Scenario selection

Pursuant to CVM Instruction No. 475/08, the Company includes three scenarios in the sensitivity analysis, one of which is probable and with the other two representing scenarios with potential adverse effects for the Company. In preparing the adverse scenarios, the Company considered only the impact of the variables on the financial instruments, including derivatives, and on the items covered by hedge transactions. It did not take into account the global impact on the Company's operations, such as that involving a revaluation inventories and future income and expenses. Since the Company manages its exchange exposure on a net basis, adverse effects verified when the US dollar rises against the real can be offset by the opposite effects on the operating results of the Company.

The probable scenario considered was the one published by the FOCUS study disclosed by the Central Bank of Brazil on December 26, 2009. In the case of the interest rate variables not included in the FOCUS study, the probable scenario taken into account was the percentage variation of the CDI. In the case of the foreign exchange rate variables not included in the FOCUS study, the probable scenario taken into account was the percentage variation of the US dollar against the Brazilian real.

The possible adverse and extreme scenarios for the US dollar-real foreign exchange rate considered, respectively, a rise of 25% and 50% in the quotation of the real in relation to the dollar at the close of 2009.

The possible adverse and extreme scenarios for the Yen-Real foreign exchange rate considered, respectively, a rise of 25% and 50% in the quotation of the yen in reais in relation to the yen at the close of 2009.

Braskem S.A. and Its Subsidiaries

Notes to the Consolidated Financial Statements
at December 31, 2009, 2008 and 2007
All amounts in millions of reais, unless otherwise indicated

The possible adverse and extreme scenarios for the LIBOR interest rate considered, respectively, a drop of 25% and 50% in the LIBOR quotation in relation to its at the end of level 2009.

The sensitivity results in the tables below show the variations in the value of the financial instruments in each scenario, with the exception of table (v), which shows the variations in future cash flows.

(iii)	Sensitivity to the US Dollar-Real foreign exchange rate

The sensitivity of each financial instrument, including derivatives and the items they cover, to variations in the US dollar-real foreign exchange rate is shown in the table below.

		Possible adverse	Extreme adverse
Instrument	Probable	(25%)	(50%)

Advances of exchange contracts		(0.2)	(0.5)
BNDES	(0.9)	(45.3)	(90.7)
Eurobonds	(11.4)	(562.5)	(1,125.0)
Raw material financing	(0.1)	(4.0)	(8.0)
Investment Funds in foreign currency	0.2	14.4	28.9
Medium Term Notes	(2.3)	(114.4)	(228.9)
Export pre-payments	(3.1)	(154.3)	(308,583)
Time Deposits	3.7	183.1	366.2
U.S. Treasury bonds	1.3	65.5	131.0
Export pre-payment, debt on exports, and hedge, as follows
Pre-payment debt	(10.4)	(513.1)	(1,026.2)
Swap EPP (see f, f.3, i.b)	10.3	510.9	1,021.8

(iv)	Sensitivity to the Yen-Real foreign exchange rate

The sensitivity of each financial instrument, including derivatives and the items they cover, to variations in the yen-real foreign exchange rate is shown in the table below.

		Possible adverse	Extreme adverse
Instrument	Probable	(25%)	(50%)

Financing for projects (NEXI), and hedge, as follows
Debt (NEXI)	(0.5)	(25.5)	(51.0)
Swaps (NEXI) (see (f3).i.a)	0.5	25.5	51.0

Braskem S.A. and Its Subsidiaries

Notes to the Consolidated Financial Statements
at December 31, 2009, 2008 and 2007
All amounts in millions of reais, unless otherwise indicated

(v)	Sensitivity of future cash flows to floating Libor interest rates

The sensitivity of future interest income and expenses of each financial instrument, including the effect of derivatives and the items they cover, is shown in the table below. The figures represent the impact on financial income (expense) taking into account the average term of the respective instrument.

		Possible adverse	Extreme adverse
Instrument	Probable	(25%)	(50%)

BNDES		(0.7)	(1.4)
Working capital/Structured transactions	(0.4)	(9.1)	(18.0)
Raw material financing
Export pre-payments	-	(0.2)	(0.4)
Export pre-payment debt, and hedge, as follows
Pre-payment debt	(0.5)	(9.9)	(19.6)
Swap EPP (see f.3, i.b)	0.5	9.9	19.6

26	Financial Income (Expenses)

	2009	2008	2007

Financial income
Interest income	182.3	139.7	134.7
Monetary variation	62.7	30.8	36.9
Gains on derivative transactions	83.9	65.8	47.3
Exchange variation on foreign currency assets	(687.1)	466.3	(825.6)
Other	30.2	16.0	17.9
	(328.0)	718.6	(588.8)

Financial expenses
Interest on financing and related parties	(637.4)	(560.1)	(470.3)
Monetary variation	(205.5)	(214.9)	(213.2)
Losses on derivative transactions	(48.8)	31.0	(44.8)
Tax liabilities	(964.6)	(90.6)	-
Tax expenses	(33.4)	(65.3)	(274.7)
Discounts granted	(143.0)	(121.9)	(137.6)
Exchange variation on foreign currency liabilities	2,929.3	(3,212.6)	1,546.7
Amortization of transactions costs	(13.1)	(2.1)	-
Adjustment to presente value	(141.8)	(83.5)	-
Other	(47.7)	(83.1)	(194.7)
	694.0	(4,403.1)	212.1

Financial income (expenses), net	366.0	(3,684.5)	(376.7)

Braskem S.A. and Its Subsidiaries

Notes to the Consolidated Financial Statements
at December 31, 2009, 2008 and 2007
All amounts in millions of reais, unless otherwise indicated

27	Other Operating Income (Expenses)

	2009	2008	2007

Income (expenses)
Rental of facilities and assignment of right of use	1.5	12.2	24.3
Tax incentives and recovery of taxes	107.8	77.7	135.9
Social security indemnifications	12.9	-	-
Other operating income/(expenses), net	12.0	(3.9)	(28.7)
	134.2	86.0	131.5

28	Other income and expenses, net

	2009	2008	2007

Income (expenses)
Sale of interest in Petroflex (Note 1(v))	0.2	130.5	-
Change of interest in investments	-	-	(35.5)
Sale of permanent assets	-	-	(2.0)
Provision for loss on investments	(1.1)	(10.2)	-
Impairment and provision for retirement of assets	(42.4)	(170.9)	(13.8)
Reversal of gains from merger	-	(42.8)	-
Write-down of discontinued projects	(60.3)	(10.8)	-
Other operating income (expenses), net	(28.9)	(54.5)	(15.9)
	(132.5)	(158.7)	(67.2)

29	Insurance Coverage

Braskem and its subsidiaries, pursuant to policy approved by the Board of directors, have an extensive risk management program that during 2009 enabled, for instance, the improved risk classification of the industrial units, which for the most part achieved the "Above standard" rating.

The insurance program provides coverage for all insurable corporate assets, as well as for potential losses involving interruption of production, by means of an "all risks"-type policy. This policy stipulates the amount for maximum probable damage, considered sufficient to cover any accidents, bearing in mind the nature of the Company's activity and the advice of its insurance consultants. The current policy was renewed for 18 months through early April 2010 and includes the following coverage:

Braskem S.A. and Its Subsidiaries

Notes to the Consolidated Financial Statements
at December 31, 2009, 2008 and 2007
All amounts in millions of reais, unless otherwise indicated

	Braskem	Quantiq
Coverage	US$ million	R$

Maximum limit of indemnification for inventories, property, plant and equipment, and loss of profits, per event	2,000.0	71,751

Insured assets and loss of profits	17,079.7	71,751

Additionally, the Company takes out transportation, group life, sundry risks and vehicle insurance. The risk premises adopted are not part of the scope of the audit, and consequently have not been examined by our independent auditors.

30	Shares Traded Abroad - NYSE and LATIBEX

(a)	American Depositary Shares ("ADS") program

The Company's ADSs are traded on the NYSE with the following characteristics:

.	Type of shares: Class A preferred shares.

.	Each ADS represents two shares, traded under the symbol "BAK".

.	Foreign Depositary Bank: The Bank of New York ("BONY") - New York branch.

.	Brazilian Custodian Bank: Banco Itaú S.A.

(b)	LATIBEX

The Company class "A" preferred shares are traded on LATIBEX, the Madrid Stock Exchange's market for Latin American companies quoted in euros the shares are traded under the symbol "XBRK" and the Brazilian custodian bank is Banco Itaú S.A. The shares are traded in units.

Braskem S.A. and Its Subsidiaries

Notes to the Consolidated Financial Statements
at December 31, 2009, 2008 and 2007
All amounts in millions of reais, unless otherwise indicated

31	Private Pension Plans

The actuarial obligations relating to the pension and retirement plans are accrued in conformity with the procedures established by CVM Deliberation 371/2000.

(a)	ODEPREV

The Company has a defined contribution plan for its employees. The plan is managed by ODEPREV -Odebrecht Previdência which was set up by Odebrecht S.A. as a private pension entity. ODEPREV offers its participants, employees of the sponsoring companies, the Optional Plan, a defined contribution plan, under which monthly and sporadic participant contributions and annual and monthly sponsor contributions are accumulated and managed in individual retirement savings accounts.

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

On December 31, 2009, the number of active participants in ODEPREV comprised 3,053 (2008 – 2,633) and the Company's and employees, contributions in 2009 amounted to R$ 6.9 (2008 – R$ 9.8) and R$ 19.8 (2008 -R$ 18.8), respectively.

(b)	PETROS - Fundação PETROBRAS de Seguridade Social ("PETROS")

.	PETROS Braskem Plan

On June 30, 2005, the Company informed PETROS - Fundação Petrobras de Seguridade Social of its intention to withdraw sponsorship of the defined benefit plan (Plano Petros Braskem). Such withdrawal was ratified by the Supplementary Pensions Department ("SPC", an entity of the Ministry of Social Security, whose role is to regulate and supervise private pension plans), on April 29, 2009. The financial settlement of the Plan took place during 2009, with 100% of the individual withdrawal reserves being made available to participants. More than 99% of the participants exercised their option for appropriation of funds, in accordance with the alternatives available. The sponsorship withdrawal process will be completed in 2010 with the payment of the surplus of the plan, after deduction of administrative expenses and payment to the remaining participants.

Braskem S.A. and Its Subsidiaries

Notes to the Consolidated Financial Statements
at December 31, 2009, 2008 and 2007
All amounts in millions of reais, unless otherwise indicated

.	PETROS Copesul Plan

Braskem and a portion of its employees originally hired by merged company Copesul are sponsors of PETROS (Plano Petros Copesul), in defined benefit retirement plans.

At December 31, 2009, participants comprise 293 active employees (2008 - 393) and the Company's and employees' contributions were R$ 4.9 (2008 - R$ 6.2) and R$ 3.6 (2008 – R$ 4.3), respectively.

As contemplated in the regulations of PETROS and applicable legislation, in the event the technical reserves are relatively insufficient, maintainers and participants will contribute additional financial funds, or benefits under the plan will be adapted to the resources available. Since the balance sheet date, no supplementary contribution was required.

In compliance with CVM Deliberation 371, dated September 13, 2000, the Company undertook an assessment of the actuarial liabilities on December 31, 2009, using the projected credit unit evaluation method based on actual information incurred up until November 30 of each year, with the following result:

	2009	2008

Fair value of plan assets	496.4	459.3
Present value of actuarial obligations	560.4	540.0
Present value of obligations in excess of assets	(64.0)	(80.7)
Actuarial liabilities, net	18.6	6.4
Unrecognized actuarial losses	(45.4)	(74.3)

Unrecognized actuarial losses relate to the profitability of the plan assets - differences between the actuarial assumptions and the actual, such differences are considered actuarial gains (losses). Braskem's policy is to recognize such gains (losses) as income (expense) only when their cumulative amounts exceed, at each year, the higher of the following limits: (i) 10% of the present value of the total actuarial obligation defined benefit and (ii) 10% of the fair value of plan assets. The portion to be recognized is amortized each year, with the amortization amount determined by dividing its amount by the average remaining service time estimated for the plan participants.

Braskem S.A. and Its Subsidiaries

Notes to the Consolidated Financial Statements
at December 31, 2009, 2008 and 2007
All amounts in millions of reais, unless otherwise indicated

The main actuarial assumptions at the balance sheet date are as follows:

	2009	2008
Actual discount rate	6% p.a	6% p.a
Expected yield of plan assets	6% p.a	6% p.a
Salary real growth	1.7% up to retirement age	1.7% up to retirement age
Biometric bases
Mortality for pension and savings (able individuals)	AT-2000	AT-2000
Mortality for pension and savings (disabled individuals)	C.A.P. (*) experience	C.A.P. (*) experience
Disability	Álvaro Vindas (**)	Álvaro Vindas (**)
Other charges	STEA (***) experience	STEA (***) experience

(*)	C.A.P. - Retirees and Pensioners Fund (Caixa de Aponsentadoria e Pensionistas) used as a basis to develop the mortality table for actuarial computations.
(**)	Álvaro Vindas - Disability Table used in actuarial computations.
(***)	STEA - Serviços Técnicos de Estatística e Atuária Ltda.

(c)	COPESULPREV - Plano Copesul de Previdência Complementar

The Board of Directors of Copesul, in May 2003, approved the institution of the Copesul Supplementary Pension Plan known as COPESULPREV, a closed plan under the defined contribution modality. This plan seeks to serve employees not covered by the former PETROS plan, today closed to new entrants. The plan is administered through PETROS - in an independent manner, with no links to any other pension plan managed by that entity today, in compliance with the provisions of Supplementary Law No. 109/2001.

On August 31, 2009, the Company communicated to COPESULPREV its withdrawal as a sponsor.

Until August 2009, the Company's and employees' contributions amounted to R$ 1.0 (2008 - R$ 1.6) and R$ 0.8 (2008 - R$ 1.3), respectively.

(d)	Fundação Francisco Martins Bastos - FFMB

Since the merger of IPQ, the Company is a sponsor of Fundação Francisco Martins Bastos - FFMB, a private supplementary pension plan that was set up to manage and execute the defined benefit pension plan for the former Ipiranga Group employees.

In June 2009, the Company communicated to Fundação Francisco Martins Bastos its withdrawal as a sponsor, in conformity with the Fundação by-laws. The calculation of mathematical reserves of participants was completed in November 2009. In that month, the process was formally submitted to the approval of the Supplementary Social Security Secretary.

Until June 2009, the Company's and participants' contributions were equal to R$ 1.6 (2008 - R$ 1.9) and R$ 0.5 (2008 - R$ 1.0), respectively.

Braskem S.A. and Its Subsidiaries

Notes to the Consolidated Financial Statements
at December 31, 2009, 2008 and 2007
All amounts in millions of reais, unless otherwise indicated

(e)	Triunfo Vida

Since the merger of Petroquímica Triunfo, the Company is a sponsor of Triunfo Vida, a private supplementary pension entity, designed to manage and execute the defined contribution pension plan for Petroquímica Triunfo employees.

At December 31, 2009, participants in this plan comprise 143 active employees. The Company's and participants' contributions were R$ 0.4 (2008 - none) and R$ 0.6 (2008 - R$ 0.7), respectively.

32	Raw Material Purchase Commitments

(i)	Electric energy

The Company has purchase contracts of electric energy for consumption at its plants located in the States of Alagoas, Bahia and Rio Grande do Sul. The minimum annual commitment under such contracts, whose term is four years, is R$ 332.1.

(ii)	Naphtha

In July 2009, a new contract for the supply of naphtha was entered into with Petrobras. The contract provides the supply of naphtha to the basic petrochemicals units located at the Southern Petrochemical Complex and the Northeast Petrochemical Complex. The agreed-upon naphtha price is based on a number of factors, such as the prices in the naphtha market and several other oil derivatives, the volatility of such prices in international markets, the U.S. dollar/real exchange rate, and the level of paraficinity of naphtha delivered. Also, the contract stipulates a minimum annual consumption of 2,100,000 tons and a maximum annual consumption of 5,979,600 tons which, at naphtha prices as of December 31, 2009, are equal to R$ 2,181.8 and R$ 6,212.6, respectively.

33	New Accounting Standards and Practices

During 2009, CPC issued, and CVM approved, new technical pronouncements and interpretations regarding the convergence with international accounting standards. The adoption of such materials is mandatory in 2010, with retroactive effect to 2009 for comparison purposes. Early adoption is optional, by adjusting 2008 comparative schedules.

In its Deliberation 603 of November 10, 2009, CVM addressed the presentation of Quarterly Financial Information ("ITRs") for 2010. Publicly-held companies may present their ITRs during 2010 in accordance with the accounting standards applicable until December 31, 2009, for a new presentation of previously filed forms upon the first-time adoption of the new standards.

Braskem S.A. and Its Subsidiaries

Notes to the Consolidated Financial Statements
at December 31, 2009, 2008 and 2007
All amounts in millions of reais, unless otherwise indicated

The Company is currently assessing the new documents and determining their accounting effects in order to comply with them in the course of 2010.

A list of technical pronouncements and interpretations that will impact the Company financial statements as from January 1, 2010 is provided below:

Pronouncements:
		CVM approval act

CPC			Approval
Pronouncement	Subject matter	Deliberation	date

CPC 15	Business combinations	580/09	07.31.09
CPC 16	Inventories	575/09	06.05.09
CPC 18	Investment in associated companies	605/09	11.26.09
CPC 19	Investment in joint ventures	606/09	11.26.09
CPC 20	Funding costs	577/09	06.05.09
CPC 21	Interim statements	581/09	07.31.09
CPC 22	Segment reporting	582/09	07.31.09
CPC 23	Accounting policies, changes in estimates and errors	592/09	09.15.09
CPC 24	Subsequent event	593/09	09.15.09
CPC 25	Provision and contingent liabilities and assets	594/09	09.15.09
CPC 26	Presentation of the financial statements	595/09	09.15.09
CPC 27	Property, plant and equipment	583/09	07.31.09
CPC 28	Investment property	584/09	07.31.09
CPC 30	Revenues	597/09	09.15.09
CPC 31	Non-current assets held for sale and discontinued operations	598/09	09.15.09
CPC 32	Taxes on net income	599/09	09.15.09
CPC 33	Post-employment benefits (benefits to employees)	600/09	10.07.09
CPC 35	Separate statements	607/09	11.26.09
CPC 36	Consolidated statements	608/09	11.26.09
CPC 37	First-time adoption of IFRS	609/09	12.22.09
CPC 38 (i)	Financial instruments - recognition and measurement	604/09	11.19.09
CPC 39 (i)	Financial instruments - presentation	604/09	11.19.09
CPC 40 (i)	Financial instruments - evidence	604/09	11.19.09
CPC 43	First-time adoption of technical pronouncements
	15 to 40	610/09	12.22.09

(i) CVM Deliberation 604 of 11/19/09 revoked CPC 14.

Braskem S.A. and Its Subsidiaries

Notes to the Consolidated Financial Statements
at December 31, 2009, 2008 and 2007
All amounts in millions of reais, unless otherwise indicated

Technical interpretations:

		CVM approval act
Technical
Interpretation			Approval
ICPC	Subject matter	Deliberation	date

ICPC-03	Leasing	613/09	12.22.09
ICPC-04	Stock-based payment	614/09	12.22.09
ICPC-05	Transactions with group shares and treasury shares	615/09	12.22.09
ICPC-06	Hedge of net investment in foreign operations	616/09	12.22.09
ICPC-08	Accounting for proposal of payment of dividends	601/09	10.07.09
ICPC-09	Individual, separate, consolidated financial statements and application of the equity method	618/09	12.22.09
ICPC-10	Property, plant and equipment and investment property	619/09	12.22.09
ICPC-11	Receipt of customer assets in transfer	620/09	12.22.09
ICPC-12	Changes in liabilities through inactivation	621/09	12.22.09

34	Subsequent Events

(a)	Acquisition of Quattor Participações S.A.

On January 22, 2010, Braskem announced the completion of negotiations for the acquisition of Quattor Participações S.A. ("Quattor"), under an Investment Agreement executed on that date among Odebrecht, Petrobras, Braskem and Unipar. Under the Investment Agreement, Petrobras will be able to consolidate its major petrochemical assets in Braskem, which will continue to be a publicly-held company of the private sector with enhanced ability to compete in the international scene.

The Investment Agreement establishes that the Transaction will be carried out through the following stages:

(i)	Formation of a holding, BRK Investimentos Petroquímicos S.A. ("BRK"), that will hold 100% of Braskem common shares currently held by Odebrecht and Petrobras;

(ii)	Contribution of resources to BRK, which has occurred in April, made in cash, for a total of R$ 3.5 billion, by Odebrecht and Petrobras;

(iii)
Capital increase in Braskem, by means of a private subscription by its shareholders, through the issue of common shares and class A preferred shares, having the same rights as the shares currently in issue, for the issue price of R$ 14.40 for each common or preferred share. The issue price was determined based on the average closing quotations of Braskem class A preferred shares on BM&FBovespa;

(iv)	Acquisition by Braskem of Quattor shares held by Unipar;

Braskem S.A. and Its Subsidiaries

Notes to the Consolidated Financial Statements
at December 31, 2009, 2008 and 2007
All amounts in millions of reais, unless otherwise indicated

(v)	Acquisition by Braskem of 100% of the shares in Unipar Comercial e Distribuidora S.A. ("Unipar Comercial") and 33.3% of the shares in Polibutenos S.A. Indústrias Químicas ("Polibutenos");

(vi)	Merger into Braskem of Quattor shares held by Petrobras; and

(vii)	Public offer through indirect disposal of the control of Quattor Petroquímica S.A. ("Quattor Petroquímica"), a subsidiary of Quattor.

Additionally, an Association Agreement entered into by and among Petrobras, Odebrecht and Braskem grants Braskem the right of first refusal to act as partner in projects at the Petrochemical Complex of the State of Rio de Janeiro - Comperj - and the Suape Petrochemical Complex, in the State of Pernambuco. Such projects are under way and are expected to increase the offer of basic petrochemicals, as well as resins, in the Brazilian market.

The Investment Agreement will be submitted to the appreciation of CADE - Administrative Council for Economic Defense, with the voluntary offer of an Agreement for the Reversibility of the Transaction - APRO.

(b)	Acquisition of Sunoco Chemicals Inc.

On April 1, 2010, we acquired for US$356.0 million all of the outstanding capital stock of Sunoco Chemicals, which we have renamed Braskem PP Americas, Inc. The assets of Sunoco Chemicals consist of three polypropylene plants located in La Porte, Texas, Marcus Hook, Pennsylvania and Neal, West Virginia, with an aggregate annual production capacity of 950,000 tons, as well as a petrochemicals research facility in Pittsburgh, Pennsylvania, that account for approximately 13% of the installed production capacity PP in the United States.

(c)	Ethane XXI Project

In November 2009, Braskem and IDESA - a listed petrochemical company in Mexico - were the winners in a bidding process carried out in Mexico for the implementation of a petrochemical project based on ethane in the Veracruz region, under a ten-year contract for the supply of 66,000 barrels/day of this input by PEMEX-Gas. As a result of the bidding process, Braskem and IDESA entered into a Memorandum of Understanding and, on February 23, 2010, executed a final agreement comprising: (i) an investment commitment, by Braskem-IDESA, for the construction of an ethane cracker to produce one million tons/year of ethane; and (ii) the construction of two polyethylene plants for the production of approximately 1 million tons/year of HDPE-LLDPE-LDPE resins. The fixed investment forecast is around US$ 2.5 billion. The completion of the civil works and start-up of the units are scheduled for January 2015

Braskem S.A. and Its Subsidiaries

Notes to the Consolidated Financial Statements
at December 31, 2009, 2008 and 2007
All amounts in millions of reais, unless otherwise indicated

(d)	Installment Payment Program - Law No. 11,941/09

As discussed in Note 19(vi), on March 1, 2010 (i.e. within the legal term), the Company withdrew the administrative and judicial appeals relating to taxes that will be settled in accordance with the installment schedule established by Law No. 11,941/09. The Federal Revenue Office is yet to make available the software intended to consolidate such debts. For this reason, the Company will continue to make nominal payments until such time as taxpayers have access to this consolidation feature.

(e)	Increase in authorized share capital

The Extraordinary Shareholders' Meeting held on February 25, 2010 approved the increase in the Company’s authorized share capital to 1,152,937,970 shares, comprising 535,661,731 common, 616,682,421 class "A" preferred, and 593,818 class "B" preferred shares. This increase is aimed at ensuring the timely implementation of the stages of the acquisition of Quattor refered to in Note 34(a) - in particular, with respect to the increase in the Company share capital.

(f)	Issuance of 7.00% Notes due 2020

On May 7, 2010, we issued and sold US$400.0 million aggregate principal amount of our 7.00% Notes due 2020. Interest on these notes is payable semi-annually in arrears in May and November of each year and these notes mature on May 7, 2010. We used the proceeds of this offering to prepay a portion of the outstanding indebtedness of Quattor and our company.

Braskem S.A. and Its Subsidiaries

Notes to the Consolidated Financial Statements
at December 31, 2009, 2008 and 2007
All amounts in millions of reais, unless otherwise indicated

35	Summary of Main Differences Between Brazilian GAAP and U.S.GAAP

(a)	Presentation of financial statements, consolidation basis and functional currency

As described in Note 2, the Company has elected to use the consolidated financial statements prepared in accordance with accounting practices adopted in Brazil (Brazilian GAAP) as its primary financial statements, for the purposes of filing with and listing at the Securities and Exchange Commission - SEC and New York Securities Exchange - NYSE, under the applicable rules to the U.S. Exchange Act of 1934. A summary of the main differences between Brazilian GAAP and accounting principles generally accepted in the United States (U.S. GAAP), applicable to the Company, are disclosed in this Note.

(i)	Financial statements under Brazilian GAAP

Pursuant to Law 11638/07, Brazilian GAAP was amended in order to converge to International Financial Reporting Standards - IFRS as described in Note 2, for which financial statements were retrospectively revised under Brazilian GAAP for the year ended December 31, 2007.

Accordingly, the reconciliation to U.S. GAAP (Note 35 (x)) considers previously reported Brazilian GAAP balances and those adjustments made due to Law 11638/07, including those made retrospectively, as well as those that affected previously reported U.S. GAAP adjustments at reconciliation.

(ii)	Consolidation basis

The consolidation basis varies from Brazilian GAAP to U.S. GAAP, whereby additional entities may be required to be consolidated under U.S. GAAP, and certain jointly-controlled entities are proportionally consolidated under Brazilian GAAP and recorded on the equity method under US GAAP. The consolidated condensed balance sheet and statement of operations comprise assets, liabilities, operations and subsidiaries of the following entities:

Braskem S.A. and Its Subsidiaries

Notes to the Consolidated Financial Statements
at December 31, 2009, 2008 and 2007
All amounts in millions of reais, unless otherwise indicated

		Controlling interest - %
		2009	2008	2007

Operating and Trading Companies
Braskem América Inc. (“Braskem America”)		100.00	100.00	100.00
Braskem Argentina S.R.L (“Braskem Argentina”)	(i)	-	100.00	100.00
Braskem Chile Ltda. (“IPQ Chile”)		100.00	100.00	-
Braskem Distribuidora Ltda e sua controlada		100.00	100.00	100.00
Braskem Europe B.V.		100.00	100.00	100.00
Braskem Finance Limited		100.00	100.00	-
Braskem Importação e Exportação		100.00	100.00	100.00
Braskem Inc.		100.00	100.00	100.00
Braskem Participações S.A.		100.00	100.00	100.00
Braskem Petroquímica S.A. (“IPQ Argentina”)		100.00	100.00	60.00
Braskem Petroquímica Chile Ltda. (“Braskem Chile”)		100.00	100.00	60.00
Companhia Importadora S.A. - CCI	(ii)	-	100.00	62.70
Companhia Alagoas Industrial - CINAL		100.00	100.00	100.00
Copesul	(iii)	-	-	62.70
Copesul International Trading – CITI	(iv)	-	100.00	62.70
Grust Holding S.A.	(v)	-	100.00	-
Ideom Tecnologia Ltda. (“Ideom”)		100.00	-	-
IQ Soluções & Químicas S.A. (“Quantiq”)		100.00	100.00	60.00
IQAG		100.00	100.00	60.00
IPQ	(iii)	-	-	60.00
ISATEC		100.00	100.00	60.00
Lantana		100.00	100.00	100.00
Natal Trading	(iv)	-	100.00	60.00
Petroquimica Paulínia S.A. (“PPSA”)	(iii)	-	-	60.00
Politeno Empreendimentos		100.00	100.00	99.99
Varient Distribuidora de Resinas Ltda		100.00	-	-

Variable Interest Entities
Parin Fund	(vi)	-	-	100.00
Sol Fund		100.00	100.00	100.00

The locations of our businesses are disclosed in Note 3.2(g).

(i)	Company legally merged into Braskem Petroquímica S.A (IPQ Argentina) in March 2009;
(ii)	Company legally merged into Braskem Importação e Exportação Ltda. in September 2009;
(iii)	Company legally merged into Braskem in September 2008;
(iv)	Subsidiaries legally merged into Braskem Inc in December 2009.
(v)	Company wound up in June 2009;
(vi)	Fund liquidated in February 2008.

Braskem S.A. and Its Subsidiaries

Notes to the Consolidated Financial Statements
at December 31, 2009, 2008 and 2007
All amounts in millions of reais, unless otherwise indicated

(iii)	Reporting and functional currency under U.S. GAAP

The Braskem Group management has concluded that the Brazilian Real is the functional and reporting currency for all companies presented herein.

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

However, under U.S. GAAP, Brazil ceased to be treated as a highly inflationary economy only as from January 1, 1998, requiring additional indexation to the Brazilian Reais. Accordingly, the financial information for purposes of U.S. GAAP should include additional inflation restatement adjustments for 1996 and 1997 made by applying the General Price Index increases of 9.3% and 7.5%, respectively to reflect currency of constant purchasing power.

For purposes of the U.S. GAAP reconciliation, shareholders' equity under U.S. GAAP was increased by R$ 575.0 and R$ 618.5, at December 31, 2009 and 2008, respectively, due to the additional inflation remeasurement accounting, net of depreciation. These amounts generated increases in depreciation charges of R$ (43.5), R$ (37.2) and R$ (37.4) in 2009, 2008 and 2007 respectively.

(c)	Property, plant and equipment

(i)	Capitalized interest

Under Brazilian GAAP, since January 2006, the Company adopted the same methodology to capitalize interest as that adopted under U.S. GAAP, except for exchange variations capitalized under Brazilian GAAP and taken to the income statement under U.S. GAAP. Therefore, as from January 2006, except for exchange variations, there are no more differences between finance costs capitalized under Brazilian GAAP and U.S. GAAP. The depreciation of interest capitalized under U.S.GAAP before 2006 continues to be recorded based on the economic useful life of the underlying asset.

(ii)	Impairment of Long-Lived Assets

Under Brazilian GAAP, companies are required to determine if discounted cash flow is sufficient to absorb the depreciation or amortization of long-lived assets in order to assess potential asset impairment. In the event that such discounted cash flow is insufficient to recover the carrying value, the assets, or groups of assets, are written down to recoverable values. In the event of a planned substitution of assets prior to the end of the original estimated useful life of the asset, depreciation of such an asset is accelerated to ensure that the asset is depreciated according to the estimated net realizable values at a future date of substitution.

U.S. GAAP requires evaluation of the carrying value of long-lived assets to be held and used, and for long-lived assets to be disposed of, whenever the changes in circumstances occur.

Braskem S.A. and Its Subsidiaries

Notes to the Consolidated Financial Statements
at December 31, 2009, 2008 and 2007
All amounts in millions of reais, unless otherwise indicated

The carrying value of long-lived assets is considered impaired if at the first step, the anticipated undiscounted cash flow from identified asset groups, representing the lowest level for which identifiable cash flow are largely independent of the cash flows of other groups of assets, is less than their carrying value. In that event, a loss is recognized at the second step based on the amount by which the carrying value exceeds the fair value of the assets by using the discounted cash flows generated by these assets or their net realizable value.

The Company has impaired assets related to the PET production plant under Brazilian GAAP since it had been discontinued during December 2008, for which the impairment charge amounted to R$ 102.8. Additionally, the Company also recorded an impairment of R$ 42.7 related to our caprolactam assets in 2008.

Also under Brazilian GAAP, in October 2009 the Company has impaired assets related to PVC Specialties, whose activities were temporary suspended and an impairment charge has been recorded, amounting to R$ 25.0.

Under U.S. GAAP as the carrying amounts of the assets are different because of the application of purchase accounting under U.S. GAAP and for purposes of reconciliation, a reversal of the impairment charge has been recorded amounting to R$ 31.7 as of December 31, 2008, of which R$ 4.6 was recognized in 2009.

(d)	Deferred charges

Under Brazilian GAAP, since 2009, the Company does not defer pre-operating expenses and maintains deferred expenses composed by pre-operating costs incurred in the construction or expansion of a facility before it begins operations, which are subject to impairment test for recoverability, as described in Note 15.

For purposes of U.S. GAAP, all Brazilian GAAP deferred costs, other than those reclassified to property, plant and equipment, and goodwill generated on common control transactions, which is eliminated, have been charged to the income statement as incurred in the net amount of R$ 64.3, R$ (136.7) and R$ 42.2 in 2009, 2008 and 2007, respectively, including related annual amortization charges, that have been reversed under U.S. GAAP

Braskem S.A. and Its Subsidiaries

Notes to the Consolidated Financial Statements
at December 31, 2009, 2008 and 2007
All amounts in millions of reais, unless otherwise indicated

The reconciliation of the net adjustments to net income for all three years presented is set forth in the following table:

	2009	2008	2007
Charges written-down for those expenses deferred under Brazilian GAAP consolidated
Pre-operating expenses	-	(129.4)	(2.5)
Organizational expenses	-	(27.3)	(22.1)
Other	-	-	(5.4)
	-	(156.7)	(30.0)

Reversal of amortization of amounts assigned to deferred charges under Brazilian GAAP
Pre-operating expenses	37.0	20.0	48.4
Organizational expenses	27.3	-	18.2
Other	-	-	5.6
	64.3	20.0	72.2

Total U.S. GAAP adjustment	64.3	(136.7)	42.2

As a result of adjustments provided by Federal Law 11638/07, as disclosed in Note 2 and Note 35 (a)(i), deferred charges that used to be capitalized under Brazilian GAAP have been written-off against the income statement and shareholders´ equity and respective amortization charges that used to be allocated in the income statement were reverted for U.S. GAAP purposes in 2007, for which adjustments are described in the table below:

2007
Capitalized charges previously written-down for U.S. GAAP purposes and reverted as a result of Federal Law 11638/07
Organizational expenses	34.8
Charges written-off effect	34.8

Amortization charges previously derecognized for U.S. GAAP purposes and reverted as a result of Federal Law 11638/07
Organizational expenses	(11.2)
Expenditures on restructuring	(48.3)
Amortization charges reversal effect	(59.5)

Braskem S.A. and Its Subsidiaries

Notes to the Consolidated Financial Statements
at December 31, 2009, 2008 and 2007
All amounts in millions of reais, unless otherwise indicated

Under U.S. GAAP all research and development costs are expensed as incurred and recorded in the statement of operations within general and administrative expense, whereas certain of such costs before Law 11.638/07 were capitalized as deferred charges under Brazilian GAAP. Expenditure on research and development totaled R$ 76.5 for the year ended December 31, 2007.

(e)	Business combinations, purchase price allocation and goodwill

As mentioned in Note 1(b(viii)), on May 14, 2008, Braskem publicly announced an amendment made to the "Share Purchase Agreement" by assembling clauses increasing the participation of Braskem in the net assets of Quantiq, IPQ, and Petroquímica Paulínia to 100%, as well as Copesul to 99.17%.

As a consequence of the additional purchase in May 2008, Braskem has issued an additional total amount of 90,047,982 shares, comprising 46,903,320 common and 43,144,662 preferred shares to Petrobras, as a result of the incorporation of the remaining minority interests held by Petrobras in such investees, known as "Petrobras Petrochemical Assets", within the Brazilian petrochemical industry reorganization process.

The acquisition of such additional shares was concluded as of May 30, 2008, under which Copesul and IPQ were merged into Braskem during September, 2008.

As mentioned in Note 1 (b(x)), on April 30 and May 5, 2009, the Extraordinary Shareholders’ Meetings of Braskem and Triunfo approved, respectively, the merger of Triunfo into Braskem.

(i)	Purchase Price Allocation

Quantiq, IPQ, Copesul and Petroquímica Paulínia

Under Brazilian GAAP, the business combination resulting in the acquisition of remaining interests held by Petrobras in Quantiq, IPQ, Copesul and Petroquímica Paulínia was accounted for under historical cost, where neither goodwill nor additional paid-in-capital were computed. The consolidation of Quantiq, IPQ, Copesul has been made since April 1, 2007. Petroquímica Paulínia has been fully consolidated as from April 2008.

Under U.S. GAAP, the acquisition of the remaining interests held by Petrobras in Copesul, Quantiq, IPQ and Petroquímica Paulínia has been accounted for under the purchase accounting method. The fair value of the consideration given, in the form of shares issued by Braskem to Petrobras, was determined by the market price of shares issued at the time the transaction was announced and term of exchange was defined, on May 14, 2008.

Net assets acquired by Braskem in Quantiq, IPQ, Copesul and Petroquímica Paulínia have been fair valued as of the closing date of the transaction, May 30, 2008.

Braskem S.A. and Its Subsidiaries

Notes to the Consolidated Financial Statements
at December 31, 2009, 2008 and 2007
All amounts in millions of reais, unless otherwise indicated

The fair value of the shares issued by Braskem was allocated as follows:

Company	% acquired	R$ millions

Ipiranga Química S.A. (Quantiq)	40.0	47.3
Ipiranga Petroquímica S.A.	40.0	227.5
Copesul Cia. Petroquímica do Sul	36.5	779.3
Petroquímica Paulínia S.A.	40.0	171.2
Total Purchase Price		1,225.3

Fair values of total assets less liabilities of these acquired companies, after the allocation of negative goodwill to reduce goodwill and property, plant and equipment at the consolidated level in the amount of R$ 4.9 and R$ 1,069.1 in the case of IPQ and Copesul, respectively, are as follows:

	Ipiranga			Petroquímica
	Quimica	Petroquimica	Copesul	Paulínia

Cash and cash equivalents	16.9	29.8	1.4	0.3
Current assets	247.9	769.7	1,854.2	139.0
Non-current assets	21.2	111.6	377.9	22.8
Property, plant & equipment	61.6	568.6	1,803.7	751.4
Current liabilities	(219.3)	(408.5)	(1,094.7)	(107.3)
Non-current liabilities	(13.5)	(888.4)	(1,966.3)	(595.0)
Fair value of net assets	114.8	182.8	976.2	211.2
Interest acquired (%)	40.0	40.0	36.47	40.0
Fair value of assets acquired	45.9	73.1	356.0	84.5
Fair value of consideration paid	(47.3)	(227.5)	(779.3)	(171.2)
Book value in May 30, 2008	(46.3)	(44.1)	(1,034.9)	-
Goodwill related to minority interest – ASC 810 in 2007	(45.7)	(391.4)	-	-
Minority interest acquired	82.8	589.9	1,458.2	-
Goodwill	10.6	-	-	86.7

On September 30, 2008 Braskem, purchased 0.71% of interest in IPQ. With such purchase, Braskem held 100.0% of total shares of IPQ. Braskem issued shares amounting to R$ 14.1, under Brazilian GAAP. The fair value of the shares at September 30, 2008 was R$ 16.1, which generated an additional paid in capital of R$ 2.0 under U.S. GAAP. The reversal of minority interest previously recorded under ASC 810 - Consolidation was R$ 33.2, which generated a negative goodwill of R$17.1 recorded against the goodwill previously recognized under U.S. GAAP.

Braskem S.A. and Its Subsidiaries

Notes to the Consolidated Financial Statements
at December 31, 2009, 2008 and 2007
All amounts in millions of reais, unless otherwise indicated

Triunfo – Purchase Price

Under Brazilian GAAP, the business combination resulting in the acquisition of the interest in Triunfo was accounted for under historical cost, where goodwill in the amount of R$ 17.0 has been computed as a result of acquisition expenses allowed to be capitalized under Brazilian GAAP, whereas for U.S. GAAP reporting purposes these expenses must be recognized in the statement of operations.

Under U.S. GAAP, the acquisition of Triunfo has been recognized as a gain on a “bargain purchase” in accordance with ASC 805. The net assets acquired by Braskem in Triunfo have been fair valued as of the closing date of the transaction, May 05, 2009.

The fair value of the consideration paid composed by 13,387,157 Braskem class “A” preferred shares issued by Braskem for the Triunfo acquisition was R$ 92.5 at the acquisition date.

Additionally, the business combination settles a preexisting relationship between the companies, an intangible asset related to the supply contracts of raw materials by Braskem to Triunfo previously recognized when Braskem acquired Copesul. The fair value of the settlement was R$ 27.5.

Fair value of total assets less liabilities of Triunfo, under U.S. GAAP, is as follows:

May 05, 2009

Cash and cash equivalents	6.9
Current assets	130.8
Non-current assets	24.7
Property, plant & equipment	168.2
Current liabilities	(23.3)
Non-current liabilities	(79.0)
Fair value of net assets	228.3
Interest acquired (%)	100.0
Fair value of assets acquired	228.3
Fair value of consideration paid	(92.5)
Loss on settlement of preexisting relationship	(27.5)
Gain attributable	108.3

Under U.S. GAAP, as a result of the transaction aforementioned, a gain was recognized in the statement of operations in the amount of R$ 108.3.

Triunfo assets were merged into Braskem, permitting an economic gain for the shareholders due to business combination synergies.

Braskem S.A. and Its Subsidiaries

Notes to the Consolidated Financial Statements
at December 31, 2009, 2008 and 2007
All amounts in millions of reais, unless otherwise indicated

(ii)	Goodwill

Differences in relation to Brazilian GAAP mainly arise from (i) non-recognition of goodwill arising from transactions between parties under common control under U.S. GAAP (Note 35 (g)); (ii) valuation of assets and liabilities acquired at their fair value at the date of acquisition, aforementioned, generating only a reduction in the statement of operations under U.S. GAAP by the amortization derived from the fair value accounting method; and (iii) reversal of Brazilian GAAP amortization expense related to the goodwill up to December 31, 2008, for which under U.S. GAAP a impairment test is required annually instead of amortization. Following this criteria, as from 2009 under Brazilian GAAP, goodwill based on the expectation of future profitability is no longer amortized and is also tested for impairment on an annual basis, as disclosed at Note 14.

Reconciliation from Brazilian GAAP to U.S. GAAP may be expressed by the following differences in accounting treatment for business combination as follows:

	2009	2008	2007
Realization/Depreciation of fair value assets under U.S. GAAP
Inventories	-	(31.1)	(8.7)
Intangible assets	(13.0)	(18.9)	(14.5)
Property, plant & equipment (a)	(92.0)	84.8	19.7
Subtotal	(105.0)	34.8	(3.5)
Goodwill impaired	-	(17.4)	-
Reversal of goodwill amortization expenses under Brazilian GAAP - Note 14	-	433.3	409.7
Gain attributable from Triunfo acquisition	105.7	-	-
Other (b)	(15.2)	-	(33.3)
Net adjustment to income statement	(14.5)	450.7	372.9

(a)	Changes in 2009 are related to revision in the useful lives of plants, as described in Note 13.
(b)	In 2009, mainly represented by the reversal of capitalized expenses in the amount of R$ 17.0.

Under Brazilian GAAP, goodwill shall be allocated to property, plant and equipment based on the fair value of fixed assets and intangible productive assets. As a result of the changes described above, goodwill based on profitability shall be allocated as intangible assets.

In addition, under Brazilian GAAP, for those companies previously acquired and already fully merged into Braskem, the goodwill balance at the date of each legal merger has been reclassified to property, plant and equipment, for which the balances amount to R$ 937.7 as of September 30, 2008, related to the acquisition of Copesul.

Under Brazilian GAAP, negative goodwill is accounted for as other accounts payable within non-current liabilities and the related income has been recognized in the income statement according to the remaining useful life of economic benefit. As of December 31, 2009 the balance of negative goodwill amounts to R$ 16.0 (2008 -R$ 22.1).

Under U.S. GAAP, changes in net goodwill balances totaling R$ 1,156.9 as of December 31, 2009 and 2008 may be demonstrated as follows:

Braskem S.A. and Its Subsidiaries

Notes to the Consolidated Financial Statements
at December 31, 2009, 2008 and 2007
All amounts in millions of reais, unless otherwise indicated

	Petrochemicals			Chemical
	Basic	Vinyls	Polyolefins	distribution	Total

Goodwill balances – gross	151.8	3.0	1,776.3	136.5	2,067.6
Accumulated impairment losses			(379.0)		(379.0)
December 31, 2007 (net)	151.8	3.0	1,397.3	136.5	1,688.6

Business combination	(148.7)	-	(321.5)	(44.1)	(514.3)
Impairment	(3.1)	-	(14.3)	-	(17.4)
December 31, 2008 (net)	-	3.0	1,061.5	92.4	1,156.9

Goodwill arisen from RPR capital increase (a)	-	-	-	4.9	4.9
Impairment (a)	-	-	-	(4.9)	(4.9)

Goodwill balances – gross	3.1	3.0	1,454.8	97.3	1.558,2
Accumulated impairment losses	(3.1)	-	(393.3)	(4.9)	(401.3)
December 31, 2009 (net)	-	3.0	1,061.5	92.4	1,156.9

(a) On March 18, 2009, the Company paid up shares in this jointly-controlled entity, at that time, recorded negative equity. For this reason, for both U.S. GAAP and Brazilian GAAP, the contribution amount was treated as goodwill without justification which was accordingly derecognized. As of December 31, 2009, RPR’s negative equity is not relevant.

For purposes of U.S. GAAP reconciliation, no goodwill and negative goodwill amortization under Brazilian GAAP have been reversed in 2009 (2008 - R$ 433.3 and 2007 - R$ 409.7 ).

(iii)	Impairment of goodwill and intangibles for business combinations

For purposes of U.S. GAAP, goodwill impairment is determined using a two-step process. The first step of the goodwill impairment test is to identify a potential impairment by comparing the fair value of a reporting unit with its carrying amount, including goodwill. The estimates of fair value of a reporting unit are determined using a discounted cash flow analysis. A discounted cash flow analysis requires one to make various judgmental assumptions including assumptions about future cash flows, growth rates and discount rates. The assumptions about future cash flows and growth rates are based on the Company's budget and business plans. Discount rate assumptions are based on an assessment of the risk inherent in the respective reporting units. If the carrying amount of a reporting unit exceeds its fair value, the second step of the goodwill impairment test is performed to measure the amount of impairment loss, if any.

The second step of the goodwill impairment test compares the implied fair value of the reporting unit's goodwill with the carrying amount of that goodwill. If the carrying amount of the reporting unit's goodwill exceeds the implied fair value of that goodwill, an impairment loss is recognized in an amount equals to that excess. The implied fair value of goodwill is determined in the same manner as the amount of goodwill recognized in a business combination.

Braskem S.A. and Its Subsidiaries

Notes to the Consolidated Financial Statements
at December 31, 2009, 2008 and 2007
All amounts in millions of reais, unless otherwise indicated

Under Brazilian GAAP, goodwill is analyzed in relation to its future recovery based on total estimated future profitability and discounted cash flows.

The company has been testing for impairment on goodwill balances. Under Brazilian GAAP and U.S. GAAP an impairment of R$ 4.9 of goodwill arisen from a capital increase in the subsidiary RPR has been recorded for the year-ended December 31, 2009 (2008 - R$ 17.4 under U.S. GAAP).

(f)	Equity earnings for interests in investees and respective U.S. GAAP adjustments

Under BR GAAP, the equity investee Cetrel is proportionally consolidated according to Instruction CVM 247/96. Under U.S. GAAP such equity investee is accounted for under the equity method.

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

We have fully consolidated the results of Paulínia and its subsidiaries in our consolidated financial statements under USGAAP as from June 2008. On September 30, 2008, IPQ and Paulínia were legally merged into Braskem.

For purposes of the U.S. GAAP reconciliation, the effects in the statement of operations of U.S. GAAP adjustments on equity investees amounted to R$ (3.5), referring to Cetrel and Borealis in 2009, R$ (9.2) related to Cetrel, Codeverde and Borealis in 2008, R$ (5.8) considering Cetrel, Petroflex and Paulínia in 2007 before the merger.

U.S. GAAP adjustments are primarily related to fixed assets indexation, deferred capitalized charges, capitalized interest and related deferred income tax of these affiliates.

(g)	Transactions giving rise to distributions to and contributions from shareholders according to U.S. GAAP

Transactions between parties under common control and transactions including exchange of shares with shareholders gave rise to goodwill and negative goodwill under Brazilian GAAP which are treated as capital distributions and contributions, respectively, under U.S. GAAP:

Braskem S.A. and Its Subsidiaries

Notes to the Consolidated Financial Statements
at December 31, 2009, 2008 and 2007
All amounts in millions of reais, unless otherwise indicated

	2009	2008

Acquisition of ESAE and related transactions (i)	(363.2)	(363.2)
OPP preferred shares transaction (ii)	(1,814.6)	(1,814.6)
Contributions from shareholders (iii)	406.5	406.5
Subtotal	(1,771.3)	(1,771.3)

Additional Paid-In-Capital – APIC Grust Acquisition (iv)	506.6	506.6
Capital distribution - Triunfo Acquisition (v)	(25.5)	-
Subtotal	481.1	506.6

Total	(1,290.2)	(1,264.7)

(i)	Acquisition of ESAE and Related Transactions

Under Brazilian GAAP, the acquisition of ESAE was accounted for at book value in 2001. Under U.S. GAAP, the acquisition would be accounted for using the purchase method with the assets acquired and the liabilities assumed from third parties recorded at fair value. The portions of net assets that were already held by the Odebrecht Group would be maintained at their existing book values, and the excess of the proportional amount of the purchase price over these book values would be considered a distribution to the Odebrecht Group in the amount of R$ 363.2.

		Value of		Capital
Investment acquired	Purchase price	investments	Goodwill	distribution

30.99% of Politeno	739.4	141.9	373.8	223.7
42.64% of Polialden	658.4	157.3	387.8	113.3
Subtotal (100% - Braskem Participações)	1,397.8	299.2	761.6	337.0
100% of Proppet	51.1	10.6	14.3	26.2
	1,448.9	309.8	775.9	363.2

Under U.S. GAAP, the total payment of R$ 1,448.9 made in the acquisition of ESAE and related transactions is divided into payments made to third parties and payments made to companies under common control, as follows:

	Common control transactions			Third party transactions
	Payment		Capital	Purchase	Net assets
	made	Book value	distribution	price	at fair value	Goodwill

100% Braskem Participações	381.1	44.1	337.0	1,016.7	255.1	761.6
100% Proppet	39.1	12.8	26.2	12.0	(2.3)	14.3
Total	420.2	56.9	363.2	1,028.7	252.8	775.9

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
at December 31, 2009, 2008 and 2007
All amounts in millions of reais, unless otherwise indicated

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

Under Brazilian GAAP, the acquisition of 46.4% of minority interests of Trikem was undertaken through exchange of shares and accounted for on that basis. Under U.S. GAAP, the difference between the book and the fair value of the shares issued was recorded as additional paid in capital. Accordingly, during 2004, this transaction generated a contribution from shareholders amounting to R$ 339.4.

Also, during 2004, the Company acquired minority interests of Polialden utilizing shares held in treasury. Under U.S. GAAP, the difference between the book value and the market value of the shares amounting to R$ 46.5 was recorded as additional paid in capital.

The Company acquired, during May 2006, minority interests representing 32.6% of the total share capital of Polialden, by the issuance of 7,878,725 Class A preferred shares. Under Brazilian GAAP, the Class A preferred shares were issued based upon the book value. Under U.S. GAAP, the difference raised between the book and the fair-value of these shares issued was recorded as an additional paid in capital. This transaction generated a contribution to shareholders amounting to R$ 5.9 at that time.

(iv)	Additional Paid-In-Capital - APIC - Grust acquisition

Under Brazilian GAAP, the acquisition of remaining interests held by Petrobras in Quantiq, IPQ, Copesul and Petroquímica Paulínia, during 2008 was concluded based on the book value of assets exchanged between Braskem and Petrobras as described in Note 35 (e)(i).

Under U.S. GAAP, such acquisition was made considering the fair market value of Braskem shares issued to Petrobras and the capital increase recorded for Brazilian GAAP purposes. As a result, the value of shares issued under U.S.GAAP was greater than that acquired under Brazilian GAAP for which an additional paid-in-capital -APIC in the amount of R$ 506.6 has been recorded based on this difference. The capital increase recorded under Brazilian GAAP, as described in Note 23 (a), amounted to R$ 734.8 (with no related APIC recorded).

Braskem S.A. and Its Subsidiaries

Notes to the Consolidated Financial Statements
at December 31, 2009, 2008 and 2007
All amounts in millions of reais, unless otherwise indicated

(v)	Capital Distribution - Triunfo acquisition

Under Brazilian GAAP, the purchase price of Triunfo share capital was accounted for under Brazilian GAAP historical cost of the net assets acquired, in the amount of R$ 118.0, as described in Note 1 (b(x)).

Under U.S. GAAP, the purchase price was the fair value of Braskem shares issued to Triunfo shareholders, amounting to R$ 92.5. As a consequence a capital distribution in the amount of R$ (25.5) has been recorded in the additional paid-in-capital account.

(h)	Guarantees

The fair value of guarantees is initially determined by consideration of data in observable markets and comparable transactions by using probability-weighted discounted cash flow models.

At December 31, 2008, the Company has not directly endorsed guarantees on financing agreements of the affiliate entities, because of the sale of Petroflex and merger of Petroquímica Paulínia, according to Note 35 (f).

In 2007 the amounts guaranteed were R$ 339.7. This represents the maximum potential amount of future (undiscounted) payments that the Company could be required to make under the guarantees. In addition, the Company has some commitments regarding purchase agreements as stated in the Note 32.

As of December 31, 2009 or 2008, recognition of liabilities for these obligations is neither required nor contingent.

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

After January, 2002 under U.S. GAAP, ASC 715 - Compensation - Retirement Benefits is effective for fiscal years beginning after 1988. As from such date, when an initial transition obligation determined based on an actuarial valuation is recognized, actuarial gains and losses, as well as unexpected variations in plan assets and the projected benefit obligation and the effects of amendments, settlements and other events, would be recorded in accordance with these standards and therefore result in deferral differences. Through 1997, these amounts were treated as non-monetary and were indexed for inflation. U.S. GAAP also requires recognition of an additional minimum liability.

Braskem S.A. and Its Subsidiaries

Notes to the Consolidated Financial Statements
at December 31, 2009, 2008 and 2007
All amounts in millions of reais, unless otherwise indicated

Unrecognized actuarial gains and losses are amortized either over the estimated future service period of employees or over the estimated remaining period until the plan final settlement, whichever the less.

Although the calculation of the sufficiency funded status has been the same since December 31, 2001, differences arise on (i) actuarial gains and losses as there is initially no actuarial gain or loss as of December 31, 2001, (ii) the recognition of the initial transition obligation and (iii) the minimum liability under U.S. GAAP.

ASC 715 – Compensation - Retirement Benefits requires an employer to recognize the overfunded or underfunded status of a defined benefit pension and post-retirement plan (other than a multiemployer plan) as an asset or liability in its statement of financial position and to recognize changes in that funded status in the year in which the changes occur through comprehensive income of a business entity or changes in unrestricted net assets of a not-for-profit organization. ASC 715 also requires an employer to measure the funded status of a plan as of the date of its year-end statement of financial position, with limited exceptions.

We are required to initially recognize the funded status of our defined benefit pension and post-retirement plans and to provide the required disclosures since December 31, 2006. Reconciliation from Brazilian GAAP to U.S. GAAP may be expressed by the following items as follows:

	2009	2008	2007

Brazilian GAAP net periodic pension cost	(21.7)	(0.6)	(23.6)
Reconciling difference on recognition of unrealized actuarial gain (loss) to U.S. GAAP, including business combination	4.6	(12.1)	3.2
U.S. GAAP net periodic pension cost	(17.1)	(12.7)	(20.4)

The summary of the sufficiency of funds and amounts recorded in the U.S. GAAP condensed balance sheet as at December 31, 2009 and 2008 as well as at the condensed statement of operations for 2009, 2008 and 2007 regarding pension liabilities in accordance with ASC 715 – Compensation Retirement Benefits, for Braskem and its investees are as follows:

Pension Accounting

		2009	2008	2007

(i)	Change in Projected Benefit Obligations - PBO
	Benefit obligation at the beginning of year	(1,155.1)	(1,160.8)	(459.4)
	Service Cost	(10.1)	(13.0)	(8.1)
	Interest Cost	(58.0)	(61.0)	(81.9)
	Actuarial gain / loss	27.3	82.0	(124.7)
	Effects from business combination relating to consolidation of Quantiq, IPQ and Copesul	-	-	(551.8)
	Settlement	499.4	(29.8)	-
	Benefits paid	30.4	27.5	65.1
	Projected Benefit Obligation at the end of year	(666.1)	(1,155.1)	(1,160.8)

Braskem S.A. and Its Subsidiaries

Notes to the Consolidated Financial Statements
at December 31, 2009, 2008 and 2007
All amounts in millions of reais, unless otherwise indicated

		2009	2008	2007

(ii)	Change in plan assets
	Fair value of plan assets at the beginning of year	1,046.5	1,148.5	406.5
	Gain (loss) on plan assets	99.5	(88.6)	241.4
	Employer contribution	6.5	7.5	9.9
	Employee contribution	6.8	6.6	-
	Effects from business combination relating consolidation of Quantiq, IPQ and Copesul	-	-	554.9
	Benefits paid from plan assets	(30.4)	(27.5)	(64.2)
	Settlement	(497.7)	-	-
	Fair value of plan assets at the end of year	631.2	1,046.5	1,148.5

(iii)	Funded status = (ii) - (i)	(34.9)	(108.6)	(12.4)
	Prior service cost	10.9	11.5	14.2
	Unrecognized actuarial loss (gain)	0.5	72.3	(12.7)
	Accrued pension cost	(23.5)	(24.8)	(10.9)

	Accrued pension cost	(23.5)	(24.8)	(10.9)
	Accumulated other comprehensive income (loss)	(11.4)	(83.8)	(1.5)
	Minimum pension liability	(34.9)	(108.6)	(12.4)

Supplemental benefits are primarily related to medical care assistance, dental assistance, life insurance coverage and fringe benefits.

As Braskem and its investees have already recognized the liability for the unfunded status, unrecognized loss has been accounted for as a debit to a separate account within shareholders' equity by the initial application of ASC 715-20-65 which had neither impacted assets/liabilities nor shareholders' equity.

In addition, the pension plan for which each company is entitled to participate is not considered to be a multi-employer plan.

Pension charges to the income statement, known as net periodic pension cost, may be expressed as follows:

		2009	2008	2007
(iv)	Pension costs (gain)
	Service cost	10.1	13.0	8.1
	Interest cost	58.0	60.8	95.2
	Expected return on plan assets	(48.7)	(57.5)	(80.3)
	Amortization of prior service cost	1.7	2.8	2.0
	Net effect of business combinations	2.8	-	-
	Employee contributions	(6.8)	(6.4)	(4.6)
	Net periodic pension cost	17.1	12.7	20.4

(v)	Actuarial assumptions
	Discount rate for determining projected benefit obligations	10.6	10.5	11.3
	Expected long-term rate of return on plan assets	10.6	10.5	11.3
	Rate of compensation increase	6.3	6.1	0.0
	Projected annual inflation rate (included in the above percentages)	4.3	4.2	5.0

Braskem S.A. and Its Subsidiaries

Notes to the Consolidated Financial Statements
at December 31, 2009, 2008 and 2007
All amounts in millions of reais, unless otherwise indicated

Plan Suspension

In June 2005, the Company communicated to its employees the permanent suspension of Petros Braskem defined benefit plan on June 30, 2005. As a result, the Company recorded a curtailment gain of R$ 11.5 which was recorded as a reduction of the unrecognized actuarial losses. The settlement of Braskem plan at Petros Braskem has been finally properly approved by the Brazilian Secretary for Complementary Pension during April 2009, as mentioned in Note 31.

In June 2009, the Company communicated the permanent suspension of FFMB – Fundação Francisco Martins Bastos, which is under analysis by the Brazilian Secretary for Complementary Pension. The net assets of the plan corresponding to the Company, and that may be in the future used to settle the Retirement Fund, amount to R$ 118.6 as of December 31, 2009. As a result, the Company disclosed it was expected that the plan would be settled within 12 months and the unrecognized actuarial losses, recorded within the Other Comprehensive Income account within shareholders’ equity, in June 2009 were amortized over this 12 month period.

Plan assets

The fair value measurement by category of assets for the Copesul and FFMB plans is as follows as of December 31, 2009:

	2009
	Total	Level 1	Level 2	Level 3

Cash and cash equivalents	0.6	0.6	-	-
Accounts receivable	1.5	1.5	-	-
Certificate of bank deposits	30.6	30.6	-	-
Debt securities - corporate	5.5	-	5.1	0.4
Debt securities – government (i)	112.7	112.7	-	-
Investment fund - fixed income (ii)	190.4	190.4	-	-
Investment fund – equity (iii)	134.5	134.5	-	-
Equity securities (iv)	117.4	117.4	-	-
Real state	29.9	-	-	29.9
Loans to participants	8.1	-	-	8.1
	631.2	587.7	5.1	38.4

The defined benefit plans Petros Copesul and FFMB have the majority of its assets allocated as follows:

(i) Brazilian government debt securities mainly represented by National Treasury Notes - “NTN” (62%) and Treasury Financial Bills – “LFT” (37%);
(ii) investment in fixed income funds mainly represented by investment fund in quotas of other funds (42%) and exclusive fund of prime financial institution (24%);
(iii) equity investment fund substantially represented by equity fund with quotas of large national companies; and
(iv) equity securities substantially represented by shares of large national companies.

Braskem S.A. and Its Subsidiaries

Notes to the Consolidated Financial Statements
at December 31, 2009, 2008 and 2007
All amounts in millions of reais, unless otherwise indicated

Defined contribution plan

For the year-ended December 31, 2009 contributions by the Company to these defined contribution plans amounted to R$ 8.2 (2008 - R$ 11.4; 2007 - R$ 5.9). The Company expects to contribute R$ 11.5 for the year ending December 31, 2010.

	2009	2008	2007

Odeprev	6.8	9.8	5.9
Copesulprev	1.0	1.6	-
Triunfo Vida	0.4	-	-
Total	8.2	11.4	5.9

(j)	Earnings per share

Under U.S. GAAP, because the preferred and common shares have different voting and liquidation rights, basic and diluted earnings per share have been calculated using the "two-class" method, pursuant to ASC 260 –Earnings per share, which provides computation, presentation and disclosure requirements for earnings per share.

The two-class method is an earnings allocation formula that determines earnings per share for preferred and common shares according to the dividends to be paid as required by the Company's by-laws and participation rights in undistributed earnings.

Basic earnings per common share are computed by dividing net income by all common shares outstanding during the year. ASC 260-10-45-60 limits loss allocation only to participating securities which have (1) the right to profit sharing in the Company, and (2) an objective and determinable contractual obligation for participation in the Company's losses. As preferred shares do not have a determinable contractual obligation for participation in the Company's losses, no losses are allocated to them.

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

Braskem S.A. and Its Subsidiaries

Notes to the Consolidated Financial Statements
at December 31, 2009, 2008 and 2007
All amounts in millions of reais, unless otherwise indicated

	December 31, 2009
		Class A	Class B
	Common	Preferred	Preferred
	Share	Shares	Shares	Total

Minimum 6% dividend	31.2	201.1	0.4	232.7
Undistributed earnings allocation	-	-	-	-
Total undistributed earnings	31.2	201.1	0.4	232.7

Weighted average numbers of shares
Basic	190.5	324.4	0.6	515.4
Diluted	190.5	323.5	0.6	514.5

Basic and diluted earnings per thousand outstanding
shares - (whole reais) - R$
Basic	0.16	0.62	0.64
Diluted	0.16	0.62	0.64

	December 31, 2008
		Class A	Class B
	Common	Preferred	Preferred
	Share	Shares	Shares	Total

Undistributed earnings allocation	(1,826.7)	-	-	(1,826.7)
Total undistributed earnings	(1,826.7)	-	-	(1,826.7)

Weighted average numbers of shares
Basic	177.2	310.7	0.8	488.7
Diluted	177.2	302.8	0.7	477.9

Basic and diluted earnings per thousand outstanding
shares - (whole reais) - R$
Basic	(10.31)
Diluted	(10.48)

Braskem S.A. and Its Subsidiaries

Notes to the Consolidated Financial Statements
at December 31, 2009, 2008 and 2007
All amounts in millions of reais, unless otherwise indicated

	December 31, 2007
		Class A	Class B
	Common	Preferred	Preferred
	Share	Shares	Shares	Total

Minimum 6% dividend	86.8	191.1	0.6	278.5
Induced conversion of Class A preferred shares into Common shares		3.3		3.3
Undistributed earnings allocation	251.8	553.9	1.6	807.3
Total undistributed earnings	338.6	748.3	2.2	1,089.1

Weighted average numbers of shares
Basic	122.4	269.3	0.8	392.5
Diluted	132.3	294.5	0.8	427.6

Basic and diluted earnings per thousand outstanding
shares - (whole reais) - R$
Basic	2.77	2.78	2.75
Diluted	2.56	2.54	2.75

(k)	Comprehensive income

Under Brazilian GAAP, the concept of comprehensive income is not adopted as of December 31, 2009. Under U.S. GAAP, ASC 220 – Comprehensive Income, it is required to disclosure comprehensive income. Comprehensive income is comprised by net income and other comprehensive income that includes charges or credits directly to equity which are not the result of transactions with owners. For Braskem and its investees, the components of comprehensive income are related to the net income added/subtracted by changes in minimum pension liability and the effective portion of the gain or loss on a derivative instrument designated as cash flow hedge (Note 35(x)(c)(iii)).

(l)	Capital raising costs

Under Brazilian GAAP, costs incurred on issuance of equity securities issued through December 31, 2005 were accounted as deferred charges in the balance sheet. As required by CVM "Ofício-Circular" 01/2006, the costs of issuance of equity securities issued as from 2006 will be accounted as non recurrent expenses in the operational results. No capital issuance costs were incurred in 2009, 2008 and 2007.

As a result of Federal Law 11638/07 disclosed in Note 2, costs incurred on issuance of equity securities previously capitalized under Brazilian GAAP have been written-off against income statement.

(m)	Income taxes

Under Brazilian GAAP, according to CVM Deliberation 273/98 and CVM Instruction 371/02, the deferred income tax asset represents the estimated amount to be recovered.

Braskem S.A. and Its Subsidiaries

Notes to the Consolidated Financial Statements
at December 31, 2009, 2008 and 2007
All amounts in millions of reais, unless otherwise indicated

Additionally, under Brazilian GAAP, recognition of deferred tax assets (DTA) requires historical evidence of taxable profits, limits recognition of DTA to future projections of taxable profits based on a study over a 10 year period and future limits recognition of DTA based on a calculation of discounted future profits. Within these limitations, Braskem recognized the maximum potential DTA under Brazilian GAAP.

Under U.S. GAAP, deferred taxes are accrued on all temporary tax differences. Deferred tax assets and liabilities are classified as current or long-term based on the classification of the asset or liability underlying the temporary difference.

According to ASC 740 - Income Taxes, Brazilian nominal rate is applied for U.S. GAAP reporting purposes and there is no limit to the period in which irrevocable tax credits may be realized, whereas under Brazilian GAAP that period is limited to ten years. At December 31, 2008 a valuation allowance in the amount of R$ 502.0 was reversed under U.S. GAAP and because of the realization period limit, this amount was not recorded for Brazilian GAAP purposes. However, as a result of the change in the Brazilian nominal rate applicable to Braskem (as disclosed in Note 20(e)) for the fiscal year ended December 31, 2009 Braskem has utilized these credits and therefore the previous valuation allowance has been reversed under Brazilian GAAP at December 31, 2009, and therefore for purposes of reconciliation this amount has been reversed under U.S. GAAP.

The adjustment for deferred taxes is disclosed in the U.S. GAAP reconciliation for the statement of operations under U.S. GAAP in the amount of R$ (211.1), R$ 346.6 and R$ 94.6 in 2009, 2008 and 2007, respectively.

Each year the company files income tax returns in the various national taxing jurisdictions in which it operates. These tax returns are subject to examination and possible challenge by the taxing authorities. Positions challenged by the taxing authorities may be settled or appealed by the company. With few exceptions, the Company and subsidiaries are no longer subject to Brazilian federal, state and local, nor non-Brazilian income tax examinations by various tax authorities for years before December 31, 2004.

Uncertainties in income taxes are recognized in the company's financial statements in accordance with ASC 740 – Income Taxes, which defines criteria that an individual income tax position must meet for any part of the benefit of that position to be recognized in an enterprise's financial statements and provides guidance on measurement, derecognition, classification, accounting for interest and penalties, accounting in interim periods, disclosure, and transition.

In accordance with the transition provisions, the Company adopted ASC 740, for uncertain tax provisions effective January 1, 2007, for which there are neither unrecognized tax benefits to be disclosed under this rule nor interests and penalties accounted for by the Company. Interest and penalties raised on tax uncertain position are recognized as interest expense within income statement until tax benefits are considered to be "more likely than not" realizable for settling/netting them under tax and accounting rules.

There are neither accrued interests nor penalties during 2009, 2008 and 2007 in the condensed statement of operations since it is more likely than not that Braskem and subsidiaries will not have any adjustment to its tax returns filed to various tax authorities.

Braskem S.A. and Its Subsidiaries

Notes to the Consolidated Financial Statements
at December 31, 2009, 2008 and 2007
All amounts in millions of reais, unless otherwise indicated

(n)	Income tax incentives

Under Brazilian GAAP, through December 31, 2007, the various tax incentives of the Company (in the form of tax reduction or exemption for defined periods) may be accounted for directly as capital reserve within shareholders' equity.

As a result of Federal Law 11638/07 disclosed in Note 23 (c), the income tax incentive under Brazilian GAAP has been recorded directly as income within the statement of operations for all years presented.

The U.S. GAAP adjustment previously reported reflected by Federal Law 11638/07 has been properly reverted in the reconciliation table presented in Note 35 (x)(a), in the amount of R$ 49.5 as of December 31, 2007

(o)	Consolidation of variable interest entities

Under Brazilian GAAP, until the year ended 2003, in respect of the accounting treatment for the Braskem trade receivable securitization program, the transfer of receivables to the fund was treated as a sale of receivables and the discount on the sale was immediately recorded in the statement of operations. In August 2004, CVM issued CVM Instruction 408 providing for the inclusion of Special Purpose Entities in the consolidated financial statement of publicly - held companies and therefore those entities have been consolidated since 2004.

	SOL Fund		Parin Fund		Consolidated
Description	2009	2008	2009	2008	2009	2008
Net Assets	1,418.5	1,714.4	-	-	1,418.5	1,714.4
Net Income	118.5	60.3	-	2.8	118.5	63.1

The Company adopted in 2008 ASC 860-50-35, which resolves issues regarding recognition for all servicing financial asset or liability and its measurement methods. The standard did not have a significant impact on its financial position, results of operations or cash flows upon implementation.

(p)	Dividends

Under Brazilian GAAP, the Company's executive officers propose a dividend distribution from earnings, which is recorded. Under U.S. GAAP, the amount of dividends exceeding the minimum mandatory dividend is not deemed declared before the distribution is approved by the shareholders. For purposes of reconciliation, for 2009 and 2008 no minimum mandatory dividends were calculated or distributed.

Under Braskem's by laws, interest on own capital may be paid up upon authorization of the Board of Directors but is only considered declared when approved by the shareholders.

Braskem S.A. and Its Subsidiaries

Notes to the Consolidated Financial Statements
at December 31, 2009, 2008 and 2007
All amounts in millions of reais, unless otherwise indicated

(q)	Long-term share incentive plan

ASC 718 – Compensation – Stock Options, requires the measuring and recording of the cost of employee services in exchange for awards of equity instruments based on the fair value of those awards (with limited exceptions). Awards granted shall be classified as liability awards. That cost will be recognized over the period during which the employee is required to provide the service in exchange for the award. No compensation cost should be recognized for equity instruments for which employees do not render the requisite service. ASC 718 requires entities to initially measure the cost of employee services received in exchange for an award of liability instruments based on its current fair value. Changes in fair value during the requisite service period will be recognized as compensation cost over that period. The grant date fair value and the fair value of each reporting period of employee share options are estimated using the Black-Scholes option-pricing model.

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

Braskem Board of Directors approved the maximum amount of 672,753 alpha certificates to be offered to participants. The certificates are generally offered to the participants in April of each year. Following the offer, the participants generally have 30 days to acquire by payment the certificates. Only certificates bought by the participants are considered granted since certificates offered and not paid do not generate any benefit to the participant. The amount deposited by the employees was initially recognized as a liability for both Brazilian and U.S. GAAP and totaled R$ 7.7 as of December 31, 2009 (2008 - R$ 10.5).

Under Brazilian GAAP, the liability is updated based on the average value of one Class A Preferred Share negotiated at Bovespa from the months of October through March, annually, and outstanding quantities of certificates.

Braskem S.A. and Its Subsidiaries

Notes to the Consolidated Financial Statements
at December 31, 2009, 2008 and 2007
All amounts in millions of reais, unless otherwise indicated

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

Under U.S. GAAP, the Company accounts for alpha and beta certificates in accordance with ASC 718. The beta certificate is a considered a liability award, compensation cost has been recognized as the fair value of beta certificate at each reporting date.

The fair value of beta certificates for these options was estimated at the date of grant using a Black-Scholes-Merton option pricing model with the following weighted-average assumptions:

	2009
	3rd grant	2nd grant	1st grant
Statistical and financial-economic variables	01/04/2008	01/04/2007	01/04/2006

Risk-free interest rate, net of inflation effect - %	8.75	8.75	8.75
Dividend yield - %	6.00	6.00	6.00
Volatility at Brazilian capital markets - %	74.46	74.46	74.46
Exercise price - in R$	8.76	9.42	10.19
Stock market price at year end - in R$	14.08	14.08	14.08
Expected life of the option - in years	7.90	6.70	5.40

The weighted average grant fair values of the beta certificates was R$ 14.21, R$ 15.03 and R$ 18.14 per beta certificate at the time of grant in 2008, 2007 and 2006, respectively. Beta certificates have an intrinsic value equal to the value of a preferred share which is approximately the exercise price disclosed above.

A summary of certificate (alpha) activity under the Plan as of December 31, and changes during the year then ended is presented below:

	Weighted average			Alpha
	unit exercise price (R$)		certificates (units)
	2009	2008	2009	2008

Outstanding as of January 1	15.08	16.22	707,661	285,180
Granted		14.21		422,481
Exercised	11.08	-	(34,908)	-
Expired/cancelled		-		-
Outstanding as of December 31	15.29	15.08	672,753	707,661

Braskem S.A. and Its Subsidiaries

Notes to the Consolidated Financial Statements
at December 31, 2009, 2008 and 2007
All amounts in millions of reais, unless otherwise indicated

Under U.S. GAAP, expenses related to beta certificates are recorded based on the term that the participants are expected to provide services to the Company, limited to the contractual life of the Plan, considering computation by using the Black-Scholes-Merton pricing model, as well.

For purposes of the U.S. GAAP reconciliation, shareholders’ equity under U.S. GAAP registered R$ 1.1 at December 31, 2008 representing reconciliation adjustments of prior years. For the year ended December 31, 2009, there are no longer GAAP differences in the accounting of Braskem’s Plan and, therefore, the adjustment has been reversed by decreasing R$ 1.1 in the income statement and no impact is recognized in the shareholders’ equity under U.S. GAAP at December 31, 2009.

(r)	Proportional consolidation of jointly-controlled entities

Under Brazilian GAAP, jointly-controlled entities must be consolidated using the proportional consolidation method. Proportional consolidation requires the share of the assets, liabilities, income and expenses to be combined on a line-by-line basis with similar items in the Company's financial statements.

Under U.S. GAAP, jointly-controlled entities are recorded under the equity method, where investment of such holders are registered as equity investment and pro-rated net income are considered as equity earnings in affiliates, within statement of operations, all of them prepared in accordance with U.S. GAAP.

For purposes of presentation of condensed balance sheet and statement of operations, the Company has reversed total net assets of jointly-controlled entities in the amount of R$ 116.3 at December 31, 2009 (2008 - R$ 92.7).

Earnings in equity affiliate under U.S. GAAP, recorded in the statement of operations, of such proportionally consolidated companies under Brazilian GAAP, amounts to R$ (1.5), R$ 19.0 and R$ 12.1, in 2009, 2008 and 2007, respectively.

(s)	Fair Value Measurements

ASC 820 – Fair Value Measurements and Disclosures formally defines fair value, creates a standardized framework for measuring fair value in generally accepted accounting principles ("GAAP"), and expands fair value measurement disclosures.

ASC 820 defines fair value as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants on the measurement date. The Company policy for fair valuing these financial instruments uses best and most relevant observable inputs.

ASC 820 also establishes a fair value hierarchy which requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value.

Braskem S.A. and Its Subsidiaries

Notes to the Consolidated Financial Statements
at December 31, 2009, 2008 and 2007
All amounts in millions of reais, unless otherwise indicated

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

In addition, in February 2008, the ASC 820-10-15-1A defers the effective date for nonfinancial assets and nonfinancial liabilities except for items that are recognized or disclosed at fair value in the financial statements on a recurring basis to fiscal years beginning after November 15, 2008.

ASC 825-10-05-5 permits the company to choose to measure many financial instruments and certain other items at fair value. The Company did not adopt ASC 825-10-05-5 in its financial statements.

(i)	Cash and cash equivalents

Cash and cash equivalents denominated in Brazilian Reais and US dollars were fair valued by using quoted market prices to determine their fair value, all them included in Level 1 hierarchy of ASC 820.

(ii)	Marketable securities

Marketable securities primarily include publicly-traded government bonds and securities, private banking securities and investment funds for which active quoted market prices are used to classify such securities under Level 1 hierarchy of ASC 820.

When quoted market prices are neither relevant nor traded, the Company uses quotes from independent pricing service providers based on recent trading activity and other relevant information including market interest rate curves, all classified as Level 2 under ASC 820 hierarchy.

(iii)	Loans (short and long-term debt)

The Company uses observable market inputs, including pricing on recent closed market transactions, to value loans which are included in Level 2, for which the Company used quotes from independent experts and other relevant information including market interest rate curves, all them classified as Level 2 under ASC 820 hierarchy.

Braskem S.A. and Its Subsidiaries

Notes to the Consolidated Financial Statements
at December 31, 2009, 2008 and 2007
All amounts in millions of reais, unless otherwise indicated

(iv)	Loans (debentures, eurobonds and medium term notes)

Liquidity and trading deals for debentures, eurobonds and medium term notes for the Company principal market has just few transactions.

The Company uses quotes from observable market inputs provided by valuation experts based on recent trading activity and other relevant information including market interest rate curves, all them classified as Level 2 under ASC 820 hierarchy for purposes of fair value disclosure.

Under Brazilian GAAP loans are recorded at amortized cost, less transaction costs.

(v)	Disclosure of fair value for financial instruments

Fair value of assets and liabilities under Brazilian GAAP and related hierarchy level under ASC 820 as of December 31, 2009 may be expressed as follows:

			ASC 820 hierarchy
		December
	Note	31, 2009	Level 1	Level 2	Level 3
Assets
Cash and cash equivalents	4 and 5	314.5	314.5
Marketable securities - trading	4 and 5	1,762.3	1,285.4	476.9
Marketable securities - available	4 and 5	1,020.4		1,020.4
Marketable securities - Long term	5	17.8		17.8

Liabilities
Derivatives	25 (f)	67.3		67.3
Short term debt	17 and 18	1,820.8		1,820.8
Long-term debt	17 and 18	7,939.3		7,939.3

The unrealized gain on available for sale securities amounted to R$ 1.1 as of December 2009 (2008 – R$ 8.0), which was recognized directly in equity as “other comprehensive income”.

(vi)	Derivatives

In December 2008 Brazilian accounting authorities issued a mandatory standard relating to financial instruments and derivatives, known as CPC 14. Under Brazilian GAAP derivatives should be measured and recognized as disclosed in Note 25.

Under U.S. GAAP, ASC 815 – Derivatives and Hedging establishes the accounting treatment for both derivatives and embedded derivative. Embedded derivative instruments shall be separated from the host contract and accounted for as a derivative instrument if and only if all of the following criteria are met: (a) the economic characteristics and risks of the embedded derivative instrument are not clearly and closely related to the economic characteristics and risks of the host contract; (b) the contract that embodies both the embedded derivative instrument and the host contract is not remeasured at fair value under otherwise applicable generally accepted accounting principles with changes in fair value reported in earnings as they occur; and (c) a separate instrument with the same terms as the embedded derivative instrument would be a derivative instrument subject to the requirements of ASC 815.

Braskem S.A. and Its Subsidiaries

Notes to the Consolidated Financial Statements
at December 31, 2009, 2008 and 2007
All amounts in millions of reais, unless otherwise indicated

In addition, under Brazilian GAAP the Company has accounted for certain 2008 hedging activities as cash flow hedges by debiting charges raised from transactions with derivatives directly within shareholders´ equity. Under U.S. GAAP, these 2008 transactions did not qualify as hedge accounting and a related reversal to income statement in the amount of R$ 46.2 as of December 31, 2009 (2008 - R$ 110.1) for U.S. GAAP reconciliation purposes.

At December 31, 2009 under Brazilian GAAP and U.S. GAAP, the Company accounted for certain 2009 transactions as cash flow hedges, deferring a loss of R$ 3.4 within shareholders’ equity, Note 35 (x)(c)(iii).

For U.S. GAAP purposes, the Company has bifurcated the embedded derivatives of sales contracts. For purposes of reconciliation, the fair value of embedded derivatives amounted to R$ 3.5 in the year ended December 31, 2007. There has been no embedded derivatives as of December 31, 2009 and 2008.

Derivative instruments which were outstanding as of December 31, 2009 and 2008 may be shown as follows:

	December 31, 2009
		Notional
Derivative	Index	(in thousands)	Maturity	Fair value

Assets (purchasing):
i. Interest rate Swaps *	Libor	725,000	October 2013	1,252.9
ii. Currency Swaps **	Yen	279,657	June 2012	253.5
iii Interest rate Swaps *	Libor	457,500	July 2014	794.6
Total unrealized gain and total asset				2,301,0

Liabilities (selling):
iv. Interest rate Swaps *	CDI	725,000	October 2013	(1,326.2)
v. Currency Swaps **	R$	279,657	June 2012	(280.6)
vi Interest rate Swaps *	CDI	457,500	July 2014	(800.1)
Total unrealized loss and total liability				(2,406.9)

Net unrealized result and financial position				(105.9)

*

Interest rate swaps are related to purchasing agreements of LIBOR rate for six-months and selling agreements to Brazilian domestic variable interest rate (CDI plus average spreads of 3.9%) and vice-versa all them contracted with Bilbao Viscaya Bank, Calyon, Santander, Citibank, Barclay, Deutsche Bank, HSBC and Banco Espírito Santo.

**

Currency swaps are related to purchase of yen contract currencies and sale of Brazilian domestic variable interest rate (CDI plus average spreads of 3.9%) and vice-versa all them contracted with JP Morgan, ABN Amro Bank and Citibank.

Braskem S.A. and Its Subsidiaries

Notes to the Consolidated Financial Statements
at December 31, 2009, 2008 and 2007
All amounts in millions of reais, unless otherwise indicated

	December 31, 2008
		Notional
Derivative	Index	(in thousand)	Maturity	Fair value

Assets (purchasing):
i. Interest rate Swaps *	Libor	725,000	October 2013	1,723.2
ii. Currency Swaps **	Yen	279,657	June 2012	295.8
Total unrealized gain and total asset				2,019,0

Liabilities (selling):
iii. Interest rate Swaps *	CDI	725,000	October 2013	(1,832.6)
iv. Currency Swaps **	R$	279,657	June 2012	(290.2)
Total unrealized loss and total liability				(2,122.8)

Net unrealized result and financial position				(103.8)

*	Interest rate swaps are related to purchasing agreements of LIBOR rate for six-months and selling agreements to Brazilian domestic variable interest rate (CDI plus average spreads of 3.9%) and vice-versa all them contracted with Bilbao Viscaya Bank, Calyon, Santander and Citibank.

**	Currency swaps are related to purchase of yen contract currencies and sale of Brazilian domestic variable interest rate (CDI plus average spreads of 3.9%) and vice-versa all them contracted with JP Morgan, ABN Amro Bank and Citibank.

(t)	Classification of statement of operations line items

Under Brazilian GAAP, in addition to the issues noted above, the classifications of certain income and expense items are presented differently from U.S. GAAP. We have retrospectively revised our statement of operations under Brazilian GAAP to present a condensed statement of operations in accordance with U.S. GAAP (Note 35(x)(c)(ii)).

The reclassifications are summarized as follows:

(i)	Under Brazilian GAAP, discounts granted are classified as financial expenses. Under U.S. GAAP they are classified as deductions of sales;

(ii)
Under Brazilian GAAP, gains and losses on the disposal or impairment of permanent assets are classified as “other income and expenses, net”. Under U.S. GAAP, gains and losses on the disposal or impairment of property, plant and equipment are classified as adjustments to operating income;

(iii)	Under Brazilian GAAP, shipping costs are deducted from gross revenues and handling costs are recorded as selling expenses, whereas under U.S. GAAP such costs are included in cost of sales;

(iv)
Under Brazilian GAAP, recovery of indirect taxes on net interest income was recorded under other operating income, whereas under U.S. GAAP, such recoveries are recorded under the same line item as the taxes were initially recorded (interest income, net). As a result, R$ 3.3 has been reclassified from other operating income to interest expenses during 2008 and R$ 110.7 during 2007. No reclassification has been recorded for the year-ended December 31, 2009;

Braskem S.A. and Its Subsidiaries

Notes to the Consolidated Financial Statements
at December 31, 2009, 2008 and 2007
All amounts in millions of reais, unless otherwise indicated

(v)
Under Brazilian GAAP DMT, PET and Caprolactam units were discontinued as of 2008 and 2007, for which an impairment on assets was provisioned as “other income and expenses, net” based on the difference between the fair market value and respective book value of such assets, consistent with ASC 360, for which under U.S. GAAP it was classified as an operating expense.

(vi)
Under Brazilian GAAP, the impacts of the 2009 REFIS tax amnesty (Note 19 (v)) were recorded in the income statement line item "other operating income/expense". Under U.S. GAAP, the impacts of REFIS should be recorded in the respective line items generating the following reclassifications: (i) a debit of R$ 122.1 from “other operating expense” to “financial expenses”; and (ii) a credit of R$ 1,225.1 from “other operating income” to “deferred income tax”.

(u)	Classification of balance sheet line items

Under Brazilian GAAP, the classification of certain balance sheet items is presented differently from U.S. GAAP. We have retrospectively revised our consolidated balance sheet under Brazilian GAAP to present a condensed consolidated balance sheet in accordance with U.S. GAAP (Note 35(x)(c)(i)).

The reclassifications are summarized as follows:

(i)
Under U.S. GAAP, certain deferred charges were reclassified to property, plant and equipment and others, directly to expense, and goodwill on legally merged companies within deferred charges was reclassified to goodwill accordingly to its nature;

(ii)	Under Brazilian GAAP advances to suppliers of raw materials and maintenance material are classified as inventories; such advances are classified as other receivables under U.S. GAAP;

(iii)	Under Brazilian GAAP discounted trade receivables are classified as trade accounts receivable; such items are classified as short-term debt under U.S. GAAP;

(iv)
Under Brazilian GAAP, pursuant to CVM Deliberation 489/05, the Company states judicial deposits net of the corresponding contingent liabilities; according to U.S. GAAP, these deposits were fully stated as long-term receivables;

(v)
Under Brazilian GAAP, certain marketable securities and certificates of deposit were classified as cash and cash equivalents as of December 31, 2008, whereas under U.S. GAAP some of those investments were not considered cash and cash equivalent. As result, a reclassification to marketable securities was recognized in the amount of R$ 1,677.8.

Braskem S.A. and Its Subsidiaries

Notes to the Consolidated Financial Statements
at December 31, 2009, 2008 and 2007
All amounts in millions of reais, unless otherwise indicated

(v)	Segment reporting

Under Brazilian GAAP, there is no obligation to present disaggregated information with respect to the operating segments of an enterprise. Under U.S. GAAP, ASC 280 – Segment Reporting, requires that public enterprises disclose certain information about segments on the basis that top management uses to allocate resources among segments and evaluate their performance.

Braskem has the following operating segments:

.
Basic Petrochemicals - comprising basic petrochemical production activities and supply of electricity, steam and compressed air to second generation producers. This segment is dependent on Petrobras for supply of raw material.

. Polyolefins - comprising activities related to the production of polyethylene and polypropylene.

.
Vinyls - comprising activities related to the production of PVC, caustic soda and chlorine. One client represents 13.0%, 15.0% and 11.8% of Vinyl's revenues for the years ended December 31, 2009, 2008 and 2007, respectively.

. Chemical Distribution - comprising activities related to the distribution of polyethylene, polypropylene and basic petrochemicals of Quantiq and Varient.

In 2008, we implemented an organizational structure under which the operations of our former Business Development business unit were split; our caprolactam production operations are now included in our Basic Petrochemicals business unit and the remaining operations of our former Business Development unit are now included in our Polyolefins business unit. As required by ASC 280, the Company retrospectively revised segment information for all periods presented.

The Company evaluates and manages segment performance based on information generated from its statutory accounting records maintained in accordance with accounting practices adopted in Brazil and reflected in its consolidated financial statements.

In addition, management evaluates jointly controlled companies under the equity method as the Company does not control these companies. Additionally, operating income figures presented in operating segments information does not include financial expenses, financial income and investment in associated companies.

Information on total assets for each segment as at December 31, 2009 and 2008 under Brazilian GAAP is as follows:

	2009	2008
Polyolefins	7,018.5	7,432.6
Vinyls	2,786.9	2,811.8
Basic Petrochemicals	12,174.2	12,194.0
Chemical Distribution	217.7	263.5
Total assets	22,197.3	22,701.9

Braskem S.A. and Its Subsidiaries

Notes to the Consolidated Financial Statements
at December 31, 2009, 2008 and 2007
All amounts in millions of reais, unless otherwise indicated

Investments in affiliates in each business segment were immaterial in the periods presented herein.

The Company's sales under Brazilian GAAP may be shown as follows:

	2009	2008	2007

Domestic sales	11,121.1	13,973.8	13,435.1
Exports from Brazil	4,127.2	3,985.7	4,207.4
Total net sales	15,248.3	17,959.5	17,642.5

Information on the geographical composition of the Company's sales, under Brazilian GAAP, is as follows:

	2009	2008	2007
Destination of exports from Brazil
U.S.A	940.8	1,119.6	1,151.5
Argentina	703.2	891.3	916.7
Switzerland	455.3	321.1	353.9
Netherlands	232.2	170.7	188.1
Singapore	223.4	42.6	52.1
United Kingdom	220.2	16.9	18.7
Mexico	213.8	175.5	180.5
Colombia	148.6	14.2	14.6
Barbados	102.7	42.0	43.3
Uruguay	95.5	105.7	108.7
Chile	87.3	156.8	161.2
Spain	67.4	64.7	71.3
China	62.2	54.7	66.9
Paraguay	57.7	47.1	48.4
Portugal	53.4	49.6	54.8
Italy	44.4	65.1	71.8
Bolivia	43.9	50.1	51.5
Belgium	21.7	51.6	56.9
Germany	9.2	228.2	251.6
Other	344.3	318.2	344.9
Total exports	4,127.2	3,985.7	4,207.4
Domestic sales	11,121.1	13,973.8	13,435.1
Total net sales	15,248.3	17,959.5	17,642.5

Braskem S.A. and Its Subsidiaries

Notes to the Consolidated Financial Statements
at December 31, 2009, 2008 and 2007
All amounts in millions of reais, unless otherwise indicated

Information on segment results for 2009, 2008 and 2007 is as follows:

	2009

	Operating segments						Braskem consolidated before CVM 247 (*)
	Vinyls	Polyolefins	Basic Petrochemicals	Chemical Distribution	Total segments	Eliminations and adjustments (*)		CVM 247	Braskem consolidated	U.S. GAAP differences	U.S. GAAP

Net sales revenue	1,536.4	7,216.9	11,144.2	548.9	20,446.4	(5,243.6)	15,202.8	45.5	15,248.3	332.9	15,581.2
Cost of sales	(1,506.9)	(6,503.5)	(9,720.9)	(470.2)	(18,201.5)	5,563.5	(12,638.0)	(26.8)	(12,664.8)	(829.0)	(13,493.8)
Gross profit	29.5	713.4	1,423.3	78.7	2,244.9	319.9	2,564.8	18.7	2,583.5	(496.1)	2,087.4

Operating expenses (income)
Selling, general and administrative	(149.4)	(531.9)	(367.0)	(55.6)	(1,103.9)	(62.4)	(1,166.3)	(7.6)	(1,173.9)	4.6	(1,169.3)
Depreciation and amortization	(2.7)	(20.5)	(16.7)	(4.9)	(44.8)	(78.3)	(123.1)	(0.6)	(123.7)	65.3	(58.4)
Other, net	15.2	1.8	35.0	1.3	53.3	80.7	134.0	0.2	134.2	(1,123.3)	(989.1)
	(136.9)	(550.6)	(348.7)	(59.2)	(1,095.4)	(60.0)	(1,155.4)	(8.0)	(1,163.4)	(1,053.4)	(2,216.8)

Operating income	(107.4)	162.8	1,074.6	19.5	1,149.5	259.9	1,409.4	10.7	1,420.1	(1,549.5)	(129.4)

(*) "CVM 247" refers to proportional consolidation under Brazilian GAAP (Note 3.g) and "Braskem consolidated before CVM 247" includes depreciation at R$ 925.4 within this cost of sales.

Braskem S.A. and Its Subsidiaries

Notes to the Consolidated Financial Statements
at December 31, 2009, 2008 and 2007
All amounts in millions of reais, unless otherwise indicated

	2008

	Operating Segments						Braskem consolidated before CVM 247 (*)
	Vinyls	Polyolefins	Basic Petrochemicals	Chemical Distribution	Total segments	Eliminations and adjustments (*)		CVM 247	Braskem consolidated	U.S. GAAP differences	U.S. GAAP

Net sales revenue	2,052.8	7,534.0	14,257.5	601.8	24,446.1	(6,532.9)	17,913.2	46.3	17,959.5	(38.4)	17,921.1
Cost of sales	(1,573.6)	(6,256.3)	(13,026.9)	(510.4)	(21,367.2)	6,252.5	(15,114.7)	(26.1)	(15,140.8)	(384.6)	(15,525.4)
Gross profit	479.2	1,277.7	1,230.6	91.4	3,078.9	(280.4)	2,798.5	20.2	2,818.7	(423.0)	2,395.7

Operating expenses (income)
Selling, general and administrative	(174.1)	(525.8)	(415.0)	(52.7)	(1,167.6)	7.7	(1,159.9)	(7.2)	(1,167.1)	(64.5)	(1,231.6)
Depreciation and amortization	(3.2)	(27.5)	(16.2)	(5.8)	(52.7)	(490.3)	(543.0)	(0.6)	(543.6)	201.3	(342.3)
Other, net	8.5	38.5	63.7	2.5	113.2	(26.1)	87.1	(1.1)	86.0	(143.1)	(57.1)
	(168.8)	(514.8)	(367.5)	(56.0)	(1,107.1)	(508.7)	(1,615.8)	(8.9)	(1,624.7)	(6.3)	(1,631.0)

Operating income	310.4	762.9	863.1	35.4	1,971.8	(789.1)	1,182.7	11.3	1,194.0	(429.3)	764.7

(*) "CVM 247" refers to proportional consolidation under Brazilian GAAP (Note 3.g) and "Braskem consolidated before CVM 247" includes depreciation at R$ 677.5 within this cost of sales.

Braskem S.A. and Its Subsidiaries

Notes to the Consolidated Financial Statements
at December 31, 2009, 2008 and 2007
All amounts in millions of reais, unless otherwise indicated

	2007

	Operating Segments						Braskem consolidated before CVM 247 (* )
	Vinyls	Polyolefins	Basic Petrochemicals	Chemical Distribution	Total segments	Eliminations and adjustments (*)		CVM 247	Braskem consolidated	U.S. GAAP differences	U.S. GAAP

Net sales revenue	1,789.4	7,411.0	13,036.1	392.6	22,629.1	(5,654.4)	16,974.7	667.8	17,642.5	(355.1)	17,287.4
Cost of sales	(1,438.1)	(6,070.3)	(11,574.5)	(338.9)	(19,421.8)	5,598.0	(13,823.8)	(507.6)	(14,331.4)	(83.6)	(14,415.0)
Gross profit	351.3	1,340.7	1,461.6	53.7	3,207.3	(56.4)	3,150.9	160.2	3,311.1	(438.7)	2,872.4

Operating expenses (income)
Selling, general and administrative	(201.7)	(517.2)	(410.6)	(39.1)	(1,168.6)	(61.5)	(1,230.1)	(8.6)	(1,238.7)	(76.3)	(1,315.0)
Depreciation and amortization	(2.1)	(19.6)	(19.0)	(4.3)	(45.0)	(439.5)	(484.5)	(2.1)	(486.6)	429.2	(57.4)
Other, net	25.9	(59.5)	22.1	(0.7)	(12.2)	142.8	130.6	0.9	131.5	(50.0)	81.5
	(177.9)	(596.3)	(407.5)	(44.1)	(1,225.8)	(358.2)	(1,584.0)	(9.8)	(1,593.8)	302.9	(1,290.9)

Operating income	173.4	744.4	1,054.1	9.6	1,981.5	(414,6)	1,566.9	150.4	1,717.3	(135.8)	1,581.5

(*) "CVM 247" refers to proportional consolidation under Brazilian GAAP (Note 3.g) and "Braskem consolidated before CVM 247" includes depreciation at R$ 728.7 within this cost of sales.

Braskem S.A. and Its Subsidiaries

Notes to the Consolidated Financial Statements
at December 31, 2009, 2008 and 2007
All amounts in millions of reais, unless otherwise indicated

(w)	Present Value Adjustment

Under Brazilian GAAP, as required by CPC 13, certain short-term accounts payable have been adjusted to present value as described in Note 3.1 (a)(ii).

Under USGAAP, in accordance with ASC 835-30 – Interest – Imputation of Interest such payables shall not be discounted if the transactions are with suppliers in the normal course of business and due within one year or less. For purposes of reconciliation, the Company has reversed at December 31, 2009 the amounts of R$ (102.5) in shareholders’ equity (2008 – R$ (76.0)) and R$ (26.5) within statement of operations (2008 – R$ (43.2)).

(x)	Reconciliation from Brazilian GAAP to U.S. GAAP

(a)	Statement of Operations - net income balances

	Note 35	2009	2008	2007

Net (loss) income under Brazilian GAAP – as adjusted by Federal Law 11638/07		767.8	(2,492.1)	621.8

Adjustment of Federal Law 11638/07 (Note 2)
Reversal of amortization charges for previously capitalized expenses	(d)	-	-	(59.5)
Deferred capitalized charges written-off	(d)	-	-	34.8
Tax incentive recorded as income	(n)	-	-	(49.5)
Net (loss) income under Brazilian GAAP attributable to Braskem S.A. shareholders		767.8	(2,492.1)	547.6

Net (loss) income under Brazilian GAAP attributable to noncontrolling interest		-	38.5	240.9

Net income under Brazilian GAAP		767.8	(2,453.6)	788.5
Depreciation of additional indexation of permanent assets for 1996 and 1997	(b)	(43.5)	(37.2)	(37.4)
Capitalized interest/reversal of foreign exchange gain/(loss) capitalized, net	(c)	152.5	(217.5)	35.3
Amortization of capitalized interest	(c)	4.1	(31.7)	(34.8)
Impairment charges adjustment	(c)	(4.6)	31.7	-
Deferred charges, net	(d)	64.3	(136.7)	42.2
Business Combination adjustments / Effects of U.S. GAAP adjustments	(e)	(14.5)	450.7	372.9
Pension plan	(i)	4.6	(12.1)	3.2
Tax incentives	(n)	-	-	49.5
Amortization of capital raising costs	-	-	-	5.8
Effects of U.S. GAAP adjustments on Investees	(f)	(3.5)	(9.2)	(5.8)
Adjustment to present value (Law 11638)	(w)	(26.5)	(43.2)
Long-term share incentive plan	(q)	(1.1)	-	0.6
Embedded Derivatives	(s) (vi)	-	3.5	(3.5)
Cash Flow Hedge reversal	(s) (vi)	46.2	(110.1)	-
Other	-	-	(8.6)	12.9
Valuation allowance reversal on deferred tax	(m)	(502.0)	502.0	-
Deferred income tax on adjustments above	(m)	(211.1)	346.6	94.6
Net income under U.S. GAAP		232.7	(1,725.4)	1,324.0

Reconciliation of net(loss) income attributable to noncontrolling interest
Noncontrolling interest under Brazilian GAAP		-	38.5	240.9
Noncontrolling interest under U.S.GAAP adjustments above		-	62.8	(6.0)
Less: Noncontrolling interests under U.S.GAAP		-	101.3	234.9

Net (loss) income under U.S. GAAP attributable to Braskem S.A shareholders		232.7	(1,826.7)	1,089.1

Braskem S.A. and Its Subsidiaries

Notes to the Consolidated Financial Statements
at December 31, 2009, 2008 and 2007
All amounts in millions of reais, unless otherwise indicated

(b)	Balance Sheet - shareholders' equity balances

	Note 35	2009	2008

Shareholders' equity under Brazilian GAAP		4,592.5	3,679.8

Additional indexation of permanent assets for 1996 and 1997	(b)	1,135.8	1,135.8
Depreciation of additional indexation of permanent assets for 1996 and 1997	(b)	(560.8)	(517.3)
Capitalized interest, net	(c)	506.6	354.1
Amortization of capitalized interest	(c)	(432.0)	(436.1)
Impairment charges adjustment	(c)	29.6	34.2
Deferred charges, net	(d)	(125.0)	(189.3)
Business Combination adjustments / Effects of U.S. GAAP adjustments	(e)	1,020.0	1,034.5
Distributions to shareholders	(g)	(1,771.3)	(1,771.3)
Pension plan (i)	(i)	(5.2)	(57.6)
U.S. GAAP adjustments on investees	(f)	(9.5)	(6.0)
Adjustment to present value (Law 11638)	(w)	(102.5)	(76.0)
Long-term share incentive plan	(q)	-	1.1
Additional Paid-In-Capital - APIC	(g)(iv) and (v)	481.1	506.6
Other	-	(5.4)	(5.4)
Valuation allowance reversal on deferred tax	(m)	-	502.0
Deferred income tax adjustments	(m)	(374.5)	(163.4)

Shareholders' equity under U.S. GAAP - as computed		4,379.4	4,025.7

(i) Pension plan adjustments to U.S. GAAP shareholders' equity are shown net of deferred income tax impacts on other comprehensive income of R$ 3.9 in 2009, R$ 26.3 in 2008 and R$ 0.5 in 2007.

Braskem S.A. and Its Subsidiaries

Notes to the Consolidated Financial Statements
at December 31, 2009, 2008 and 2007
All amounts in millions of reais, unless otherwise indicated

(c)	U.S. GAAP condensed financial information

Based on the reconciling items and discussion above, the Company consolidated balance sheet, statement of operations and statement of changes in shareholders' equity under U.S. GAAP have been prepared as a condensed format as follows:

(i)	Condensed balance sheet under U.S. GAAP

Assets	2009	2008

Current assets
Cash and cash equivalents	2,591.6	751.9
Marketable securities	466.8	2,173.3
Trade accounts receivable, net	1,651.0	2,236.7
Taxes recoverable	499.3	609.0
Deferred income tax	58.8	59.3
Inventories	1,908.4	2,923.9
Prepaid expenses	67.4	65.7
Other receivables	135.4	145.4
	7,378.7	8,965.2

Equity investment in affiliates	134.0	113.7

Goodwill	1,156.9	1,156.9

Property, plant and equipment	11,572.2	11,683.4

Non-current assets
Trade accounts receivable	56.8	47.1
Receivables from related parties	17.8	46.0
Prepaid expenses	-	65.6
Inventories, net	29.3	20.6
Intangible assets	337.2	404.3
Indirect taxes recoverable	1,259.8	1,201.8
Deferred income tax	1,033.0	1,146.5
Restricted deposits for legal proceedings	221.7	187.8
Other receivables	248.2	63.4
	3,203.8	3,183.1

Total assets	23,445.6	25,102.3

Braskem S.A. and Its Subsidiaries

Notes to the Consolidated Financial Statements
at December 31, 2009, 2008 and 2007
All amounts in millions of reais, unless otherwise indicated

Liabilities and shareholders' equity	2009	2008

Current liabilities
Suppliers	3,913.1	4,512.9
Payroll and related charges	265.8	213.5
Taxes on income payable	-	3.5
Other taxes payable	1,168.9	102.1
Fair market value of derivatives payable	-	8.9
Short-term debt, including current portion of long-term debt	1,874.1	3,644.3
Hedge accounting	10.8	-
Debentures	316.7	24.2
Advances from customers	29.4	247.0
Dividends payable	2.9	0.3
Other	176.2	168.9
	7,757.9	8,925.6

Non-current liabilities
Suppliers	23.2	-
Long-term debt	7,454.3	9,066.6
Debentures	500.0	800.0
Taxes and contributions payable	1,277.1	1,290.0
Deferred income tax	1,761.4	596.9
Other	292.3	397.5
	11,308.3	12,151.0

Braskem S.A. shareholders' equity	4,379.4	4,025.7

Total liabilities and shareholder's equity	23,445.6	25,102.3

Braskem S.A. and Its Subsidiaries

Notes to the Consolidated Financial Statements
at December 31, 2009, 2008 and 2007
All amounts in millions of reais, unless otherwise indicated

(ii)	Condensed statement of operations under U.S. GAAP

	2009	2008	2007

Gross sales	19,217.0	23,163.0	21,640.6
Value-added taxes, discounts and returns	(3,635.8)	(5,241.9)	(4,353.2)

Net sales	15,581.2	17,921.1	17,287.4
Cost of sales	(13,493.8)	(15,525.4)	(14,415.0)
Gross profit	2,087.4	2,395.7	2,872.4

Operating income (expenses)
Selling, general and administrative	(1,169.3)	(1,231.6)	(1,315.0)
Depreciation and amortization	(58.4)	(342.3)	(57.4)
Impairment on assets	(34.1)	(118.4)	(1.5)
Installment program - IPI	(1,030.1)
Other, net	75.1	61.3	83.0

Operating income	(129.4)	764.7	1,581.5

Interest income/(expense)
Interest income	(326.5)	2,162.1	652.3
Interest expenses	1,051.6	(5,739.5)	(788.8)

Income before income tax, earnings in equity affiliates and minorities interest	595.7	(2,812.7)	1,445.0

Income tax benefit (expense)
Current	(9.7)	(21.6)	(183.0)
Social contribution of prior years	(339.3)	-	-
Deferred	(9.8)	1,077.3	(19.4)

Income before earnings in equity affiliates	236.9	(1,757.0)	1,242.6

Earnings in equity affiliates	(4.2)	31.6	81.4

Net income (loss) for the year	232.7	(1,725.4)	1,324.0

Less: Net income attributable to noncontrolling interest	-	101.3	234.9

Net income (loss) for the year attributable to Braskem S.A. shareholders	232.7	(1,826.7)	1,089.1

Braskem S.A. and Its Subsidiaries

Notes to the Consolidated Financial Statements
at December 31, 2009, 2008 and 2007
All amounts in millions of reais, unless otherwise indicated

(iii)	Condensed changes in shareholders' equity under U.S. GAAP

	2009			2008				2007

	OCI	Other equity accounts	Total Equity	OCI	Other equity accounts	Noncontrolling interest	Total Equity	OCI	Other equity accounts	Noncontrolling interest	Total Equity

At beginning of the year	955.2	3,070.5	4,025.7	2,837.2	2,194.7	2,060.3	7,092.2	1,748.1	1,218.7	29.5	2,996.3
Comprehensive income of the year	232.7	-	232.7	(1,826.7)	-	101.3	(1,725.4)	1,089.1	-	234.9	1,324.0
Change in minimum pension liability	47.8	-	47.8	(55.3)	-	-	(55.3)	-	-	-	-
Total comprehensive income	1,235.7	3,070.5	4,306.2	955.2	2,194.7	2,161.6	5,311.5	2,837.2	1,218.7	264.4	4,320.3
Capital increase	-	118.0	118.0	-	734.8	-	734.8	-	1,130.7	-	1,130.7
Contribution from shareholders – APIC	-	(25.5)	(25.5)	-	506.6	-	506.6	-	-	-	-
Repurchase of treasury shares	-	(11.9)	(11.9)	-	(186.8)	-	(186.8)	-	-	-	-
Purchase of noncontrolling shares	-	-	-	-	-	(2,161.6)	(2,161.6)	-	-	1,795.9	1,795.9
Assets for sale	-	(6.9)	(6.9)	-	8.0	-	8.0	-	-	-	-
Adjustments to present value (Law 11638)	-	-	-	-	(32.8)	-	(32.8)	-	-	-	-
Dividends	-	2.9	2.9	-	(154.0)	-	(154.0)	-	(154.7)	-	(154.7)
Effective cash flow hedge	-	(3.4)	(3.4)	-	-	-	-	-	-	-	-
At end of the year	1,235.7	3,143.7	4,379.4	955.2	3,070.5	-	4,025.7	2,837.2	2,194.7	2,060.3	7,092.2

* * *

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

COPESUL - Companhia Petroquímica do Sul and subsidiaries

Unaudited Interim Consolidated Statements of Operations
In millions of reais, except when otherwise indicated

	Quarter	Quarter
	ended	ended
	3/31/2007	3/31/2006
Gross sales
Sale of petrochemical products and utilities
Local market	1,939	1,703
Foreign market	229	157
	2,168	1,860
Taxes, contributions and freight on sales
ICMS	(228)	(233)
PIS, COFINS, CIDE and ISS	(194)	(186)
Freight	(19)	(14)
	(441)	(433)
Net sales and services	1,727	1,427
Cost of products, utilities and services	(1,397)	(1,176)
Gross profit	330	251
Operating (expenses) income
Selling	(18)	(8)
General and administrative	(13)	(11)
Management fees	(1)	(1)
Depreciation and amortization	(3)	(3)
Other operating income (expenses), net (Note 21)	(1)	10
	(36)	(13)

Operating profit before financial result	294	238
Financial result (Note 20)
Financial expenses	(154)	(51)
Financial income	159	49
	5	(2)

Operating profit	299	236

Non-operating result
Non operating income		1
Non-operating expenses	(3)	(6)
	(3)	(5)

Income before income tax and social contribution	296	231
Provision for income tax and social contribution (Note 18)	(102)	(78)
Deferred income tax and social contribution (Note 18)	5	1

Net income of the period before profit sharing	199	154
Profit sharing	(6)	(5)

Net income of the period	193	149
Outstanding shares at the end of the period (in thousands)	150,217	150,217
Net income per share (in R$)	1.28	0.99

The accompanying notes are an integral part of these financial statements.

COPESUL - Companhia Petroquímica do Sul and subsidiaries

Unaudited Interim Statement of Changes in Stockholders’ Equity
In millions of reais, except per share amounts

		Capital
		reserve		Revenue
		Fiscal	Revaluation	reserve	Retained
	Capital	incentives	reserve	Legal	earnings	Total
At December 31, 2005	750	341	108	48		1,247
Prior year adjustment					38	38
Capitalization of capital reserve -
FUNDOPEM	100	(100)
Fiscal incentives
FUNDOPEM		18				18
Program for Technological and
Industrial Development -
PDTI		8				8
Realization of revaluation reserve
Revaluation - 1983			(1)		1
Revaluation - 1989			(7)		7
Income tax and social contribution on
realized revaluation reserve					(2)	(2)
Net income for the period					149	149
At March 31, 2006	850	267	100	48	193	1,458
At December 31, 2006	850	296	75	79		1,300
Capitalization of capital reserve -
FUNDOPEM	60	(60)
Fiscal incentives - PDI - Technological
Research and Industrial
Development		2				2
Realization of revaluation reserve
Revaluation - 1989			(7)		7
Income tax and social contribution on
realized revaluation reserve					(2)	(2)
Net income for the period					193	193
At March 31, 2007	910	238	68	79	198	1,493

The accompanying notes are an integral part of these financial statements.

COPESUL - Companhia Petroquímica do Sul and subsidiaries

Consolidated Statements of Changes in Financial Position
In millions of reais

	Quarter	Quarter
	ended	ended
	3/31/2007	3/31/2006
	Unaudited	Unaudited
Financial resources were provided by
Operations
Net income for the period	193	149
Expenses (income) not affecting working capital
Depreciation	57	57
Amortization	1
Provision for administrative, civil and labor
contingencies	1	(1)
Monetary and exchange variations of long -term
liabilities
Long-term liabilities	(6)	(6)
Long-term receivables		(2)
Disposals of property, plant and equipment	3	2
Income tax and social contribution
Long-term receivables	(2)	(18)
Realization of revaluation reserve	(2)	(2)
	245	179
Third parties
Decrease in long-term receivables
Marketable securities		18
Related parties	(6)	1
Prepaid expenses	1	2
Increase in long-term liabilities
Financial institutions		2
Fiscal incentives of FUNDOPEM and Program for Technological
and
Industrial Development - PDTI	2	25
	(3)	48
Other
Effect on working capital from the change in the accounting
procedure adjustments		(22)
		(22)
Total funds provided	242	205
Financial resources were used for
Long-term receivables
Taxes and charges recoverable	2	3
Loans to third parties and other		1
Permanent assets
Property, plant and equipment	22	15
Transfer from long-term to current liabilities
Financial institutions	8	5
Total funds used	32	24
Increase in working capital	210	181
Current assets
At the end of the period	1,326	971
At the beginning of the period	1,262	908
	64	63
Current liabilities
At the end of the period	695	577
At the beginning of the period	841	695
	(146)	(118)
Increase in working capital	210	181

COPESUL - Companhia Petroquímica do Sul and subsidiaries

Unaudited Interim Consolidated Statements of Cash Flows
In millions of reais

	Quarter	Quarter
	ended	ended
	3/31/2007	3/31/2006
Net income of the period	193	149
Expenses (income) not affecting cash
Depreciation	57	57
Amortization	1
Provision for administrative, civil and labor contingencies	1	(1)
Monetary and exchange variations		(2)
Interest and monetary variations on current assets
Interest	1	(6)
Monetary and exchange variations	(10)	(13)
Disposals of property, plant and equipment and other	3
Swap difference receivable, net	(23)	(8)
Swap and options difference payable, net	21	(3)
Deferred income tax and social contribution	(5)	(1)
Trade accounts receivable	(72)	18
Trade notes linked to the FIDC		3
Inventories	29	38
Other accounts receivable - current and long-term	(3)	(86)
Suppliers	(79)	4
Other accounts payable - current and long-term	28	33
Fiscal incentives - FUNDOPEM and PDTI	2	25
Net cash provided by operating activities	144	207
Marketable securities in current and long-term investments
Investments	(36)	(26)
Redemptions	32	8
Loans to third-parties -Receipts	1	2
Additions to property, plant and equipment	(21)	(15)
Net cash used in investing activities	(24)	(31)
Loans, financing and export drafts
Issuances	321	241
Repayments	(169)	(278)
Interest on own capital	(17)	(21)
Dividends paid	(184)	(68)
Net cash used in financing activities	(49)	(126)
Net change in cash and cash equivalents	71	50
Initial cash and cash equivalents balance	201	113
Final cash and cash equivalents balance	272	163
Net change in cash and cash equivalents	71	50

The accompanying notes are an integral part of these financial statements.

COPESUL - Companhia Petroquímica do Sul and subsidiaries

Notes to the consolidated financial statements
at March 31, 2007 and 2006 (Unaudited) and December 31, 2006
In millions of reais, except when otherwise indicated

1       Operations

The Company, headquartered in Triunfo, Rio Grande do Sul, is a closely-held corporation and its main objectives are (a) manufacture, sale, import and export of chemical and petrochemical products and fuel; (b) production and distribution of goods, as well as rendering services to companies of the Southern Petrochemical Complex and management of the logistic services pertinent to its waterway and terrestrial terminals; and (c) participation in other companies as quotaholder or stockholder.

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

Below is a summary of the effects:

		3/31/2007
	(Unaudited)
	Previous		Current
	criterion	Reclassifications	criterion
Domestic market	1,735	204	1,939
Sale of services and resale of goods	204	(204)
	1,939		1,939
Taxes, contributions, and freight on sales	(421)	(19)	(440)
Selling	(40)	21	(19)
General and administrative	(14)	1	(13)
Depreciation and amortization		(3)	(3)
Management and employees profit sharing	(6)	6
Provision for income tax and social contribution	(97)	(5)	(102)
Deferred income tax and social contribution		5	5
	(578)	6	(572)

COPESUL - Companhia Petroquímica do Sul and subsidiaries

Notes to the consolidated financial statements
at March 31, 2007 and 2006 (Unaudited) and December 31, 2006
In millions of reais, except when otherwise indicated

		3/31/2006
	(Unaudited)
	Previous	Reclassifications	Current
	criterion		criterion
Domestic market	1,691	12	1,703
Sale of services and resale of goods	12	(12)
	1,703	-	1,703
Taxes, contributions, and freight on sales	(419)	(14)	(433)
Selling	(25)	17	(8)
General and administrative	(12)	1	(11)
Depreciation and amortization		(3)	(3)
Management and employees profit sharing	(5)	5
Provision for income tax and social contribution	(76)	(2)	(78)
Deferred income tax and social contribution		1	1
	(537)	5	(532)

(l)    Statement of cash flows

The consolidated statement of cash flows is prepared in accordance with the Accounting Standards and Procedures - NPC no. 20 of IBRACON (Institute of Independent Auditors of Brazil).

4       Cash and cash equivalents

The investments included in this account have a term of no longer than 90 days.

	3/31/2007	12/31/2006
	Unaudited
Cash and banks	1	7
Investments in Fundo Investimento Financeiro Multimercado
Copesul:
Bank Deposit Certificates - CDB	43	88
Financial Treasury Bills - LFT	14	13
National Treasury Bills	1	1
Investment Funds	13	12
Simple debentures and other	110	43
Interest bearing account	8	-
Overnight and term deposits	82	37
	272	201

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

Box options are combined operations that involve purchase and sale of options in US dollars for the same maturity at a certain price, so that, regardless of the future US dollar rate, the Company previously knows the net result of those operations. It is similar, therefore, to fixed income operations. The value paid for the options, called a premium, refers to the amount invested by the Company and the sum redeemed will be the premium plus the earned pre-fixed return. In parallel to the contracting of purchase and sale operations of options, the Company uses Swaps with the purpose of exchanging the fixed income yield for the variance of Interbank Deposit Certificates -CDI.

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

	Parent company
Copesul International Trading, Inc. - CITI	3/31/2007	12/31/2006
	Unaudited
Capital	99	99
Stockholders’ equity	97	116
Holding percentage - total and voting capital	100%	100%
Number of shares	98,529,157	98,529,157

	3/31/2007	3/31/2006
	Unaudited	Unaudited
Income (loss) in the period/year	(5)	17

12     Property, plant and equipment

		3/31/2007
		Unaudited			12/31/2006
	Annual	Revalued
	depreciation	and
	rates	restated	Accumulated
	% (*)	cost	depreciation	Net	Net
Equipment and installations
Operations	10	2,010	(1,503)	507	535
Utilities	10	911	(840)	71	79
Storage and transfers	10	434	(341)	93	98
Maintenance Stoppage - CVM Del.
No. 489/05 (**)	21	92	(39)	53	57
Other (***)	15	89	(70)	19	20
Buildings and construction	4	56	(23)	33	33
Improvements	4	22	(11)	11	10
Land		38		38	38
Construction in progress		150		150	141
Maintenance Stoppage in Progress - CVM
Del. No. 489/05		19		19	19
		3,821	(2,827)	994	1,030

(*) weighted-average rate that reflects the depreciation expense (Note 3 (f)).

(**) supported by appraisal reports issued by specialized companies.

(***)information technology equipment, furniture and fixtures, among others are included in this account.

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

(a)     Revaluations

Revaluations of property, plant and equipment made in 1983 and 1989, based on appraisal reports issued by specialized companies, produced the following effects on the balance sheet:

	3/31/2007
	(Unaudited)		12/31/2006
		Accumulated
	Revaluation	realization	Net	Net
Equipment and installations	1,339	(1,317)	22	28
Buildings and construction	17	(7)	10	11
Improvements	7	(3)	4	4
Land	32		32	32
Total	1,395	(1,327)	68	75
Revaluation reserve			68	75

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

(b)     Acquisitions of property, plant and equipment

COPESUL invested the amount of R$21 in the first quarter 2007. The main investments are R$4 -operational reliability, technological updating, and profitability increase projects to be implemented during the PGM that is forecasted to take place in 2008; R$5 - industrial automation programs; R$6 - replacement of coils and technological updating of the furnaces and R$4 - conversion of the MTBE unit to ETBE. The remaining balance of R$2 refers to various investment projects. In the year 2006 COPESUL invested the amount of R$126. The main investments are R$38 - direct investments to make feasible the General Maintenance Stoppage (PGM); R$19 - operational reliability, technological updating, and profitability increase projects to be implemented during the PGM that is forecasted to take place in 2008; R$19 - industrial automation programs; R$10 -replacement of coils and technological updating of the furnaces; R$5 - building of Butadiene Unit, and R$7 - conversion of the MTBE unit to ETBE. The remaining balance of R$28 refers to various investment projects.

COPESUL - Companhia Petroquímica do Sul and subsidiaries

Notes to the consolidated financial statements
at March 31, 2007 and 2006 (Unaudited) and December 31, 2006
In millions of reais, except when otherwise indicated

13     Deferred charges

Deferred charges comprise:

	Annual		3/31/2007
	amortization	Unaudited			12/31/2006
	rates	Restated	Accumulated
	% (p.a.)	cost	amortization	Net	Net
Development programs	20	63	(53)	10	10
		63	(53)	10	10

14 Suppliers

	3/31/2007	12/31/2006
	Unaudited
Local	51	94
Foreign	224	260
	275	354

COPESUL - Companhia Petroquímica do Sul and subsidiaries

Notes to the consolidated financial statements
at March 31, 2007 and 2006 (Unaudited) and December 31, 2006
In millions of reais, except when otherwise indicated

15 Loans and financing

(a) Liabilities for loans and financing are as follows:

		Annual
	Index	charges (%)*	3/31/2007	12/31/2006
			Unaudited
Foreign currency
Financing (investments) -
US$2 million	Currency basket and US$	9.04	4	4
Financing and loans (US$25
million)	Currency Basket	10.11	51	7
			55	11
Local currency
Loans and financing	TJLP	11.53	37	40
Hot money, NCE and BACEN
Resolution 2770	CDI	12.95	13	23
Financing (Investments)	TJLP	9.64	81	83
			131	146
			186	157
Current liabilities			87	50
Long-term liabilities			99	107

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
In millions of reais, except when otherwise indicated

During the third quarter of 2006, the Company entered into a credit line agreement with BNDES -Banco Nacional de Desenvolvimento Econômico e Social in the amount of R$338 for future investment in order to improve its manufacturing facilities. By March 31, 2007 the Company had used R$43 of this credit line.

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

The financing contracted with the Banco Nacional de Desenvolvimento Econômico e Social -BNDES, on September 9, 2005, amounting to R$50, for the installation of a pyrolysis furnace, has as a fiduciary guarantee a letter of guarantee issued by the Banco Regional de Desenvolvimento do Extremo Sul - BRDE. For the rest of the investment financing, the Company placed plant 2 as guarantee.

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

16      Export drafts

The changes in advances contracted with financial institutions relating to exports to be invoiced are as follows:

	Billed	To be invoiced
	Current	Current	Long-term
	assets	liabilities	liabilities	Total
At December 31, 2005	18	1	91	110
Additions		531	138	669
Interest		13		13
Transfer to short-term		35	(35)
New export receivables	527	(527)
Amortization	(545)	(12)	(49)	(606)
Monetary and exchange variations	1	(2)	(6)	(7)
At December 31, 2006	1	39	139	179
Additions		205		205
Interest		3		3
New export receivables	159	(159)
Amortization	(84)	(2)		(86)
Monetary and exchange variations	(1)	(1)	(6)	(8)
At March 31, 2007 (Unaudited)	75	85	133	293

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
In millions of reais, except when otherwise indicated

18    Income tax and social contribution

(a)    Composition of deferred income tax and social contribution

	3/31/2007
	Unaudited		12/31/2006
		Social		Social
	Income tax	contribution	Income tax	contribution
Calculation basis for deferred income
tax and social contribution
Provision for administrative, civil
and labor contingencies	30	30	29	29
Provision for fiscal contingencies -
IR and CIDE on services abroad	5	5	5	5
Provision for contingencies -
pension plan	9	9	9	9
Exchange variation - deferred	(25)	(25)	(26)	(26)
Provision for employee profit-
sharing	5	5
Other provisions	10	9	8	8
Copesul International Trading tax
loss	5	5
Accelerated depreciation Law
11.051/05		(18)		(15)
Accelerated depreciation incentive	(4)	*	(4)
Deferred taxes calculation basis	35	20	21	10
Deferred income tax (25%)	9		5
Deferred social contribution (9%)		2		1
Deferred total taxes	9	2	5	1
Assets
Short-term	4	2	2
Long-term	12	4	11	4
	16	6	13	4
Liabilities
Long-term	(7)	(4)	(8)	(3)
	(7)	(4)	(8)	(3)
	9	2	5	1

3/31/2007
	Unaudited		12/31/2006
		Social		Social
	Income tax	contribution	Income tax	contribution
Changes in the deferred taxes in the
result	4	1	(2)	(2)

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

19     Stockholders’ equity

(a)    Capital

The Company’s stockholder composition at March 31, 2007 and 2006 is shown below.

	Number of
STOCKHOLDERS	shares	(%)
Ipiranga Group (i)	44,255,077	29.46
Braskem Group / Odebrecht	44,255,077	29.46
Petrobras Química S.A. - PETROQUISA	23,482,008	15.63
Other	38,225,005	25.45
Total	150,217,167	100.00

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

(b)     Relevant fact

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

The appraisal report on the above-mentioned Offer, issued by Calyon Corporate Finance Brasil -Consultoria Financeira Ltda., dated April 16, 2007, was sent on April 18 to the Brazilian Securities Commission - CVM (“CVM”) and is available for anyone interested at the São Paulo Stock Exchange - Bovespa, at Braskem’s headquarters, and at the Offeror, the Intermediary, at Copesul, as well as at CVM, and was also available beginning on that date, at the following electronic addresses: www.braskem.com.br, www.copesul.com.br, www.bovespa.com.br, and www.cvm.gov.br, as established by article 8, paragraph 5, of CVM Instruction no. 361/02.

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

(c)     Capital reserves

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

(d)     Revaluation reserve

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
In millions of reais, except when otherwise indicated

The book value and market value of the main financial instruments are as follows:

	3/31/2007
	Unaudited		12/31/2006
	Book	Market	Book	Market
	value	value	value	value
Cash and banks	272	272	200	200
Swaps and options receivable	87	87	64	64
Marketable securities	42	42	39	39
Locked exchange contract advance receivable			2	2
Loans to third parties	1	1	2	2
Financial institutions	(185)	(185)	(156)	(156)
Export drafts billed and to be invoiced	(293)	(294)	(180)	(178)
Swaps and options payable	(44)	(44)	(23)	(23)
	(120)	(121)	(52)	(50)

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
In millions of reais, except when otherwise indicated

24     Contingencies

On the dates of the financial statements, the Company presented the following liabilities and the corresponding judicial deposits related to the contingencies, as determines CVM Instruction no. 489 of October 3, 2005 that approved the IBRACON Pronouncement no. 22 as to forecasts, liabilities, liability contingencies, and asset contingencies:

			Provisions for
	Judicial deposits		contingencies
	3/31/2007	12/31/2006	3/31/2007	12/31/2006
	Unaudited		Unaudited
Tax contingencies (a)	7	7	5	5
Labor and social security contingencies (b)	2	2	28	27
Civil complaints (c)			3	2
	9	9	36	34

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

(d) Tax claims

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

(e) Civil claims

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

The major amendments include the following matters which, in the opinion of management, may change the presentation of the financial statements and the criteria for determining the financial position and the results of Copesul and its subsidiaries as from January 1, 2008:

• The Statement of Changes in Financial Position (DOAR) will be discontinued and replaced with the Statement of Cash Flows (DFC). For publicly-held companies, the Statement of Added Value (DVA) will be mandatory. Copesul already discloses DFC in its annual reports, as supplementary information.

• Property, plant and equipment will be segregated in intangible assets and tangible assets. The non current assets group will be composed of long-term assets, investments, tangible assets, intangible assets and deferred charges. Intangible assets will include acquired goodwill.

• A new line item has been created under shareholders' equity: 'market value adjustments". Market value adjustments to shareholders' equity, although not included in net income for the year under the accrual basis of accounting, will comprise counter entries to increases or decreases in the value ascribed to assets and liabilities, as a result of their valuation at market levels and the exchange variation of corporate investments abroad.

Deferred charges will be comprised only the expenditures incurred through December 31, 2007. As from January 1, 2008, all expenses previously recorded under deferred charges will be recognized in the income statement.

• Tax incentives will no longer be classified as capital reserves, but as part of net income for the year. Based on a resolution of management, the Annual Shareholders' Meeting may appropriate a portion of profits corresponding to these incentives to a Tax Incentive Reserve, recorded as part of revenue reserves, and which may be excluded from the calculation basis of mandatory dividends.

• The law also changed the valuation criteria of assets and liabilities, in particular:

o Assets and liabilities arising from long-term transactions, as well as from material short-term transactions, will be required to be adjusted to present value, in accordance with International Financial Reporting Standards;
o "Available for sale" securities or "trading" securities will be required to be recorded at market value; and
o All other financial instruments will be required to be recorded at restated or adjusted cost, in accordance with their likely realization value, if lower.

• In the event of a merger, amalgamation or demerger transaction between unrelated parties or involving an effective transfer of control, the assets and liabilities of the merged or split- off entity will be recorded at their market value.

• Interests of debentures and participations of employees and management, even in the form of financial instruments, and of assistance or pension plan institutions or funds for which are not expenses, will be included in the statement of operations for the year.

• Corporations will not be allowed to record revaluation reserves. The new law allows to either maintain existing balances and realize such balances in accordance the current standards or reverse the balances until the end of 2008.

(b) Merger of the Company into Ipiranga Petroquímica

The Extraordinary Shareholders' Meeting held on September 11, 2008 approved the merger of the Company into Ipiranga Petroquímica, a subsidiary of Braskem S.A.

*                  *                  *

INDEX TO EXHIBITS

Exhibit Number	Exhibit

1.01	By-laws, as amended (English translation).

3.01

Shareholders’ Agreement of BRK Investimentos Petroquímicos S.A. and Braskem S.A., dated as of February 8, 2010, among Odebrecht S.A., Odebrecht Serviços e Participações S.A., Petróleo Brasileiro S.A. – Petrobras, and Petrobras Química S.A. – Petroquisa, and BRK Investimentos Petroquímicos S.A. and Braskem S.A., as intervening parties (English translation).

4.02

Investment Agreement, dated as of January 22, 2010, among Odebrecht S.A., Odebrecht Serviços e Participações S.A., Petróleo Brasileiro S.A. – Petrobras, Petrobras Química S.A. – Petroquisa, Braskem S.A. and UNIPAR – União de Indústrias Petroquímicas S.A. (English translation).

12.01	Certification of Principal Executive Officer dated May 28, 2010 pursuant to Exchange Act Rules 13a-15(e) and 15d-15(e).

12.02	Certification of Principal Financial Officer dated May 28, 2010 pursuant to Rules 13a-15(e) and 15d-15(e).

13.01

Certifications of Principal Executive Officer and Principal Financial Officer dated May 28, 2010 pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.