Form 20-F
period 2010-12-31
BRASKEM SA
filed 2011-06-10
CIK 1071438

As filed with the Securities and Exchange Commission on June 10, 2011

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F

☐         REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR

12(g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒        ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d)

OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2010

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

The total number of issued shares of each class of stock of Braskem S.A. as of December 31, 2010 was:

451,669,063 Common Shares, without par value

349,004,561 Preferred Shares, Class A, without par value

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

Large accelerated filer  ☒    Accelerated filer  ☐    Non-accelerated filer  ☐

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

U.S. GAAP ☐	International Financial Reporting Standards as issued by the International Accounting Standards Board ☒	Other ☐

If “Other” has been checked in response to the previous question, indicate by check mark which financial statement item the registrant has elected to follow.    ☐  Item 17    ☐  Item 18

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).    Yes  ☐    No  ☒

i

PRESENTATION OF FINANCIAL AND OTHER INFORMATION

All references herein to the “real,” “reais” or “R$” are to the Brazilian real, the official currency of Brazil. All references to “U.S. dollars,” “dollars” or “US$” are to U.S. dollars, the official currency of the United States.

All references herein (1) to “we,” “us” or “our company” are references to Braskem S.A., its consolidated subsidiaries and jointly controlled entities, and (2) to “Braskem” are references solely to Braskem S.A.

On June 8, 2011, the exchange rate for reais into U.S. dollars was R$1.582 to US$1.00, based on the selling rate as reported by the Central Bank of Brazil (Banco Central do Brasil), or the Central Bank. The selling rate was R$1.666 to US$1.00 at December 31, 2010, R$1.741 to US$1.00 at December 31, 2009 and R$2.337 to US$1.00 at December 31, 2008, in each case, as reported by the Central Bank. The real/U.S. dollar exchange rate fluctuates widely, and the selling rate at June 6, 2011 may not be indicative of future exchange rates. See “Item 3. Key Information—Exchange Rates” for information regarding exchange rates for the Brazilian currency since January 1, 2006.

Solely for the convenience of the reader, we have translated some amounts included in “Item 3. Key Information—Selected Financial Information” and elsewhere in this annual report from reais into U.S. dollars using the selling rate as reported by the Central Bank at December 31, 2010 of R$1.6662 to US$1.00. These translations should not be considered representations that any such amounts have been, could have been or could be converted into U.S. dollars at that or at any other exchange rate. Such translations should not be construed as representations that the real amounts represent or have been or could be converted into U.S. dollars as of that or any other date.

Financial Statements

Braskem Financial Statements

We maintain our books and records in reais. Our consolidated financial statements at December 31, 2010 and 2009 and for the two years ended December 31, 2010 have been audited, as stated in the report appearing herein, and are included in this annual report.

We have prepared our consolidated financial statements included in this annual report in accordance with International Financial Reporting Standards, as issued by the International Accounting Standards Board, or IFRS. These consolidated annual financial statements are our first annual consolidated financial statements to be prepared in accordance with IFRS. IFRS 1, “First-time Adoption of International Reporting Standards,” has been applied in preparing these consolidated financial statements, considering that our previous primary GAAP was the accounting practices adopted in Brazil, or Brazilian GAAP, and that we have considered January 1, 2009 as the date of transition to IFRS. Reconciliations and descriptions of the effects of the transition from Brazilian GAAP to IFRS are included in note 4 to our consolidated financial statements.

Until December 31, 2009, we prepared our consolidated financial statements in accordance with accounting practices adopted in Brazil in effect on and prior to December 31, 2009, or Prior Brazilian GAAP, which are based on:

•      Brazilian Law No. 6,404, as amended, or the Brazilian Corporation Law;

•      the rules and regulations of the Brazilian Securities Commission (Comissão de Valores Mobiliários), or the CVM, the accounting standards issued by the Brazilian Institute of Independent Accountants (Instituto dos Auditores Independentes do Brasil), or Ibracon, and the Brazilian Federal Accounting Council (Conselho Federal de Contabilidade), or CFC; and

•      the accounting standards issued by the Brazilian Accounting Standards Committee (Comitê de Pronunciamentos Contábeis), or the CPC.

ii

In preparing our consolidated financial statements as of and for the two years ended December 31, 2010, the comparative figures in respect of 2009 have been restated to reflect the effects of the transition from Prior Brazilian GAAP to IFRS.

Market Share and Other Information

We make statements in this annual report about our market share in the petrochemical industry in Brazil and our production capacity relative to that of other petrochemical producers in Brazil, Latin America, the United States and the world. We have made these statements on the basis of information obtained from third-party sources that we believe are reliable. We have calculated our Brazilian market shares with respect to specific products by dividing our domestic net sales volumes of these products by the total Brazilian domestic consumption of these products as estimated by the Brazilian Chemical Industry Association (Associação Brasileira da Indústria Química), or ABIQUIM. We derive information regarding the production capacity of other companies in the Brazilian petrochemical industry and the estimated total Brazilian domestic consumption of petrochemical products principally from reports published by ABIQUIM. We derive information regarding the production capacity of other companies in the global petrochemical industry, the United States petrochemical industry and the Latin American petrochemical industry, international market prices for petrochemicals products and per capita consumption in certain geographic regions, principally from reports published by Chemical Markets Associates, Inc., or CMAI. We derive information regarding the size of the chemical distribution industry and our market share in this industry principally from reports published by the Brazilian Chemical and Petrochemical Distributors Association (Associação Brasileira dos Distribuidores de Produtos Químicos e Petroquímicos). We derive information relating to Brazilian imports and exports from the System for Analyzing International Trade (Sistema de Análise das Informações de Comércio Exterior), or ALICE-Web, produced by the Brazilian Secretary of International Trade (Secretaria de Comércio Exterior) and the Brazilian Secretary of Development, Industry and Trade (Ministério do Desenvolvimento, Indústria e Comércio Exterior).

We have no reason to believe that any of this information is inaccurate in any material respect. However, we have not independently verified the production capacity, market share, market size or similar data provided by third parties or derived from industry or general publications.

We provide information regarding domestic apparent consumption of some of our products, based on information available from ABIQUIM and our internal estimates. Domestic apparent consumption is equal to domestic production plus imports minus exports. Domestic apparent consumption for any period may differ from actual consumption because this measure does not give effect to variations of inventory levels in the petrochemical supply chain.

Production Capacity and Sales Volume

As used in this annual report:

•      “production capacity” means the annual projected capacity for a particular facility, calculated based upon operations for 24 hours each day of a year and deducting scheduled downtime for regular maintenance; and

•      “ton” means a metric ton, which is equal to 1,000 kilograms or 2,204.62 pounds.

Rounding

We have made rounding adjustments to some of the amounts included in this annual report. As a result, numerical figures shown as totals in some tables may not be arithmetic aggregations of the amounts that precede them.

iii

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

Our forward-looking statements may be influenced by numerous factors, including the following:

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

•         our progress in integrating the operations of companies or assets that we may acquire in the future, so as to achieve the anticipated benefits of these acquisitions;

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

•         other factors identified  or discussed under “Item 3. Key Informationn—Risk Factors.”

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

iv

PART I

ITEM 1. IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

Not applicable.

ITEM 2. OFFER STATISTICS AND EXPECTED TIMETABLE

Not applicable.

ITEM 3. KEY INFORMATION

Selected Financial Information

The selected financial data at December 31, 2010 and 2009 and for the two years ended December 31, 2010 have been derived from our audited consolidated financial statements, prepared in accordance with IFRS, and included in this annual report. These consolidated annual financial statements are our first annual consolidated financial statements to be prepared in accordance with IFRS. IFRS 1, “First-time Adoption of International Reporting Standards,” has been applied in preparing these consolidated financial statements, considering that our previous primary GAAP was Brazilian GAAP and that we have considered January 1, 2009 as the date of transition to IFRS. Therefore, we are presenting information related to the years ended December 31, 2010 and 2009.

This financial information should be read in conjunction with “Presentation of Financial and Other Information,”  “Item 5. Operating and Financial Review and Prospects” and our audited consolidated financial statements and the related notes thereto, which are included in this annual report.

We have included information with respect to the dividends and/or interest attributable to shareholders’ equity paid to holders of our common shares and preferred shares since January 1, 2006 in reais and in U.S. dollars translated from reais at the commercial market selling rate in effect as of the payment date under the caption “Item 8. Financial Information—Dividends and Dividend Policy—Payment of Dividends.” We prepare individual financial statements in accordance with Brazilian GAAP for certain purposes, including for the calculation of dividends.

	For the Year Ended December 31,
	2010(1)(2)	2010(2)	2009
	(in millions of US$, except per share data and as indicated)	(in millions of reais, except per share data and as indicated)

Statement of Operations Data:

Net sales revenue	US$15,301.2	R$25,494.8	R$16,136.1
Cost of sales and services rendered	(12,850.7)	(21,411.8)	(13,529.7)
Gross profit	2,450.5	4,083.0	2,606.4
Selling expenses	(230.2)	(383.5)	(298.8)
Distribution expenses	(201.4)	(335.5)	(300.7)
General and administrative expenses	(582.1)	(969.9)	(648.3)
Research and development expenses	(47.3)	(78.8)	(63.1)
Equity in results of investees	12.2	20.3	3.2
Gain from business combinations	583.3	975.3	102.1
Other operating (expenses) income, net	(57.6)	(96.0)	3.7
Operating profit before financial result	1,927.4	3,215.0	1,404.3
Financial expenses	(1,018.4)	(1,696.9)	685.4

	For the Year Ended December 31,
	2010(1)(2)	2010(2)	2009
	(in millions of US$, except per share data and as indicated)	(in millions of reais, except per share data and as indicated)

Financial income	221.7	369.4	(331.3)
Profit before income tax and social contribution	1,130.7	1,887.4	1,758.4
Income tax and social contribution	1.2	2.0	(1,359.9)
Net income	US$1,131.9	R$1,889.5	R$398.5

Net income attributable to controlling shareholders	US$1,137.5	R$1,895.3	R$398.5
Net income attributable to non-controlling shareholders	(3.5)	(5.8)	—

Net income per share:
Common and preferred shares – basic	1.5903	2.6497	0.7734
American Depositary Shares (ADS) – basic	3.1805	5.2994	1.5468
Common and preferred shares – diluted	1.5899	2.6491	0.7737
American Depositary Shares (ADS) – diluted	3.1798	5.2982	1.5474

____________________________

(1)  Translated for convenience only using the selling rate as reported by the Central Bank at December 31, 2010 for reais  into U.S. dollars of R$1.6662=US$1.00.

(2)   Includes Braskem America as from April 1, 2010 and Quattor Participações S.A., or Quattor, and its consolidated subsidiaries, Unipar Comercial e Distribuidora S.A., or Unipar Comercial, and Polibutenos S.A. Indústrias Químicas, or Polibutenos, as from May 1, 2010.

	At and For the Year Ended December 31,
	2010(1)(2)	2010(2)	2009
	(in millions of US$, except as indicated)	(in millions of reais, except as indicated)

Balance Sheet Data:

Cash, cash equivalents and available-for-sale investments	US$1,575.0	R$2,624.3	R$2,945.0
Short-term trade accounts receivable	1,137.1	1,894.6	1,666.5
Inventories	1,809.9	3,015.7	1,721.8
Property, plant and equipment, net	11,623.0	19,366.3	10,947.7
Total assets	20,692.3	34,477.5	23,371.8
Short-term loans and financing (including current portion of long-term loans and financing)	724.0	1,206.4	1,890.5
Short-term debentures (including current portion of debentures)	310.7	517.7	316.7
Long-term loans and financing	6,604.4	11,004.3	7,434.9
Long-term debentures	—	—	500.0
Share capital	4,827.3	8,043.2	5,473.2
Shareholders’ equity (including non-controlling interest)	6,246.7	10,408.3	4,978.6

Other Financial and Operating Information:

Cash Flow Information:
Net cash provided by (used in):
Operating activities	US$1,632.7	R$2,720.4	R$598.7
Investing activities	(1,433.0)	(2,387.6)	(824.7)
Financing activities	(233.0)	(388.3)	495.3

	At and For the Year Ended December 31,
	2010(1)(2)	2010(2)	2009
	(in millions of US$, except as indicated)	(in millions of reais, except as indicated)

Other Information:
Capital expenditures:
Property, plant and equipment	US$1,013.7	R$1,689.0	R$811.7
Investments in other companies	563.8	939.4	(1.5)

Domestic Sales Volume Data (in thousands of tons):(3)
Ethylene		2,949.9	2,253.2
Propylene		1,212.1	994.6
Polyethylene		1,546.8	1,048.4
Polypropylene		1,086.9	698.5
Polyvinyl chloride (PVC)		504.9	457.4

____________________________

(1)   Translated for convenience only using the selling rate as reported by the Central Bank at December 31, 2010 for reais  into U.S. dollars of R$1.6662=US$1.00.

(2)   Includes Braskem America as from April 1, 2010 and Quattor and its consolidated subsidiaries, Unipar Comercial and Polibutenos as from May 1, 2010.

(3)   Including intra-company sales within our company. Intra-company sales of ethylene totaled approximately 2,511,500 tons in 2010 and approximately 1,928,300 tons in 2009. Intra-company sales of propylene totaled approximately 926,300 tons in 2010 and approximately 628,800 tons in 2009.

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

In the past, the Central Bank has intervened occasionally to control unstable movements in foreign exchange rates.  We cannot predict whether the Central Bank or the Brazilian government will continue to permit the real  to float freely or will intervene in the exchange rate market through the return of a currency band system or otherwise. The real  may depreciate or appreciate against the U.S. dollar substantially. Furthermore, Brazilian law provides that, whenever there is a serious imbalance in Brazil’s balance of payments or there are serious reasons to foresee a serious imbalance, temporary restrictions may be imposed on remittances of foreign capital abroad. We cannot assure you that such measures will not be taken by the Brazilian government in the future. See “—Risk Factors—Risks Relating to Brazil—Brazilian government exchange control policies could increase the cost of servicing our foreign currency-denominated debt, adversely affect our ability to make payments under our foreign currency-denominated debt obligations and impair our liquidity” and “—Risk Factors—Risks Relating to Our Class A Preferred Shares and the ADSs—Exchange controls and restrictions on remittances abroad may adversely affect holders of the ADSs and the underlying class A preferred shares.”

The following table shows the selling rate for U.S. dollars for the periods and dates indicated. The information in the “Average” column represents the average of the exchange rates on the last day of each month during the periods presented.

	Reais per U.S. Dollars
Year	High	Low	Average	Period End
2005	R$2.762	R$2.163	R$2.413	R$2.341
2006	2.371	2.059	2.168	2.138
2007	2.156	1.733	1.930	1.771
2008	2.500	1.559	1.834	2.337
2009	2.422	1.702	1.990	1.741
2010	1.881	1.655	1.759	1.666

	Reais per U.S. Dollars
Month	High	Low
November 2010	R$1.734	R$1.680
December 2010	1.712	1.666
January 2011	1.691	1.651
February 2011	1.677	1.660
March 2011	1.676	1.629
April 2011	1.619	1.565
May 2011	1.634	1.575

______________

Source: Central Bank

Risk Factors

Risks Relating to Our Company and the Petrochemical Industry

The cyclical nature of the petrochemical industry may reduce our net sales revenue and gross margin.

The petrochemical industry, including the markets in which we compete, is cyclical and sensitive to changes in supply and demand in Brazil and elsewhere. This cyclicality may reduce our net sales revenue and gross margin, including as follows:

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

A variety of petrochemical companies have announced plans to build significant additional ethylene production capacity, primarily in the Middle East and Asia. According to CMAI, 15.3 million tons of ethylene capacity was commissioned and 21.6 million tons of annual ethylene capacity are scheduled to be commissioned between 2011 and 2015.

We expect that the increase of capacity in the global petrochemical market will lead to pricing pressure in the short-term.  Based on historical growth of demand for polyethylene, polypropylene and polyvinyl chloride, or PVC, we believe that the additional capacity introduced in the market in 2009 and 2010 and expected to be introduced in the market during the next several years will be absorbed by the market in the medium-term. However, we expect that the production generated by this increase in capacity may lead to continued pressure on prices in the international markets and an increase in competition from imports in the Brazilian markets, which could adversely affect our net sales revenues, gross margins and overall results of operations.

Global macroeconomic factors have had, and may continue to have, adverse effects on the margins that we realize on our products.

The global economic slowdown since September 2008 had a negative effect on economic growth in Brazil during 2009 and has had, and may continue to have, a negative effect on economic growth in the countries to which we export our products. In 2009, Brazilian gross domestic product, or GDP, contracted by 0.2% and domestic resin sales volume declined by 0.4%.

Although emerging markets such as China, India and Brazil began to record growth in consumption of petrochemical products in the first half of 2009, recovery from the global economic slowdown has been slow in industrialized economies, particularly in the United States, the European Union and Japan. Uncertainty persists regarding the pace of recovery in the global economy. The United States has shown signs of improvement; however, recent developments in the sovereign debt markets relating to countries in the European Union, particularly Greece, Ireland and Portugal, have led to increased uncertainty regarding the economic recovery in Europe. In addition, social unrest, changes in governing regimes and military actions in the Middle East, the effects of the recent earthquake and tsunami in Japan, or similar events that may occur in the future may lead to unpredictable effects on the global economy or the economies of the affected regions.

Our ability to export to other countries is a function of the level of economic growth in these countries and other economic conditions, including prevailing inflation rates. We believe that continued slow growth in the global economy, coupled with the increase in global capacity in the petrochemical industry, may lead to reduced international market prices for our products, and consequently reduced domestic prices for our products. In addition, disruptions in the global balance between supply and demand may impair our ability to export our products in response to a decline in domestic demand for these products. A prolonged slowdown in economic activity in our key export markets could continue to reduce demand for some of our products and lead to increased margin pressure by importers into Brazil, which would adversely affect our results of operations.

We face competition from producers of polyethylene, polypropylene, PVC and other petrochemical products.

We face competition in Brazil from foreign producers of polyethylene, polypropylene, PVC and other petrochemical products. Our subsidiary, Braskem America, faces competition in the United States and in the export markets that it serves from U.S.-based and foreign producers of polypropylene. We generally set the prices for our second generation products sold in Brazil with reference to the prices charged for these products by foreign producers in international markets. Braskem America generally sets the prices for polypropylene sold in the United States with reference to industry indices or based on negotiations with its customers. We generally set the prices for our second generation products exported from Brazil based on international spot market prices. As a result of the announced commissioning of new ethylene capacity, particularly in the Middle East and in China, we anticipate that we may experience increasingly intense competition from other producers of second generation products, both in Brazil and in foreign markets in which we sell these products. Some of our foreign competitors are substantially larger and have substantially greater financial, manufacturing, technological and marketing resources than our company.

Higher raw materials costs would increase our cost of sales and services rendered and may reduce our gross margin and negatively affect our overall financial performance.

Naphtha, a crude oil derivative, is the principal raw material used by our Basic Petrochemicals Unit and our Quattor Unit and, indirectly, in our other business units. Naphtha and condensate accounted, directly and indirectly, for approximately 55.8% of our consolidated cost of sales and services rendered in 2010.

We purchase naphtha for use by our Basic Petrochemical Unit and our Quattor Unit from Petróleo Brasileiro S.A.—Petrobras, or Petrobras, at prices based on a variety of factors, including the Amsterdam-Rotterdam-Antwerp market prices of naphtha and a variety of other petrochemical derivatives, the volatility of the prices of these products in the international markets, the real/U.S. dollar exchange rate, and the level of paraffinicity of the naphtha that is delivered.

The price of naphtha that we purchase from other international suppliers is also linked to the Amsterdam-Rotterdam-Antwerp market price. The Amsterdam-Rotterdam-Antwerp market price of naphtha fluctuates primarily based on changes in the U.S. dollar-based price of crude oil in the international markets.

During 2010, the average Amsterdam-Rotterdam-Antwerp market price of naphtha in U.S. dollars increased by 33.6% to US$712.85 per ton in 2010 from US$533.46 per ton in 2009. The U.S. dollar price of naphtha was volatile during 2010, increasing from an average of US$682.17 per ton in December 2009 to an average of US$736.82 per ton in April 2010, then declining to US$627.95 per ton in July 2010, before increasing to US$842.32 per ton in December 2010. Since December 31, 2010, the price of naphtha in U.S. dollars increased, reaching a peak of US$1,099.75 per ton on April 28, 2011, before declining during May 2011. The price of naphtha in U.S. dollars may continue to be volatile. In addition, the real  may depreciate against the U.S. dollar in the future, effectively increasing our naphtha costs in reais. Any increase in naphtha costs would reduce our gross margin and negatively affect our overall financial performance to the extent that we are unable to pass on these increased costs to our customers and could result in reduced sales volumes of our products.

Social unrest and changes in governing regimes in the Middle East, as well as military actions in Libya, have had and may continue to have negative effects on oil production and price volatility, consequently driving naphtha and petrochemical prices higher worldwide. Volatility of the price of naphtha and the upward trend in the price of petroleum and naphtha have effects on the price competitiveness of our naphtha-based crackers and our resins. Because pricing trends for naphtha, ethane and propane have diverged in recent years to a greater extent than has been the case historically, producers of ethylene and resin products derived from ethane and propane generally have experienced lower unit raw material costs than naphtha-based producers of these products. As a consequence, significant increases in the pricing differential between naptha and gas increases the competitiveness of products derived from ethane and propane and may result in pricing pressure in the international markets and the vulnerability of our company to increasing competition in Brazil from imported products.

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

We depend on Petrobras to supply us with a substantial portion of our naphtha, ethane and propane requirements.

Petrobras currently is the only Brazilian supplier of naphtha and has historically supplied 60% to 70% of the naphtha consumed by our Basic Petrochemicals Unit and all of the naphtha consumed by our Quattor Unit. Petrobras produces most of the naphtha it sells to us and imports the balance. Petrobras currently is also the only Brazilian supplier of ethane and propane and has historically supplied all of the ethane and propane consumed by Rio Polímeros S.A., or RioPol, which operates the petrochemical complex located in Duque de Caxias in the State of Rio de Janeiro, or the Rio de Janeiro Complex.

Our production volume and net sales revenue would likely decrease and our overall financial performance would likely be negatively affected in the event of the following:

•      significant damage to Petrobras’ refineries or to the port facilities through which Petrobras imports naphtha, or to any of the pipelines connecting our plants to Petrobras’ facilities, whether as a consequence of an accident, natural disaster, fire or otherwise; or

•      any termination by Petrobras of the naphtha, ethane or propane supply contracts with our company, which provide that Petrobras may terminate the contracts for a number of reasons described in “Item 4. Information on the Company—Basic Petrochemicals Unit—Raw Materials of Our Basic Petrochemicals Unit” and “Item 4. Information on the Company—Quattor Unit—Raw Materials of Quattor, RioPol and Quattor Petroquímica.”

In addition, although regulatory changes have ended Petrobras’ monopoly in the Brazilian naphtha market and have allowed us to import naphtha, any reversal in the continuing deregulation of the oil and gas industry in Brazil could increase our production costs.

Our Polyolefins Unit, Quattor Unit and Vinyls Unit depend on our basic petrochemicals plants to supply them with their ethylene and propylene requirements.

Our Basic Petrochemicals Unit is the only supplier of ethylene to our Vinyls Unit, the only supplier of ethylene to the polyethylene plants of our Polyolefins Unit, and the principal supplier of propylene to the polypropylene plants of our Polyolefins Unit. Our Quattor Unit is the only supplier of ethylene to our polyethylene plants in the State of São Paulo, RioPol is the only supplier of ethylene to our polyethylene plants in the State of Rio de Janeiro and Quattor is a principal supplier of propylene to the polypropylene plant of Braskem Petroquímica S.A., or Braskem Petroquímica, in the State of São Paulo.

Because the cost of storing and transporting ethylene and propylene is substantial and there is inadequate infrastructure in Brazil to permit the importation of large quantities of these products, our polyolefins plants in Brazil and our Vinyls Unit are highly dependent on ethylene and propylene supplied by our basic petrochemicals plants and production volumes of, and net sales revenue from, polyolefins and vinyls products would decrease, and our overall financial performance would be negatively affected, in the event of the following:

•      any significant damage to the facilities of our Basic Petrochemicals Unit or Quattor Unit through which ethylene or propylene is produced, or to the pipeline or other facilities that connect our polyolefins plants or vinyls plants to our basic petrochemicals plants, whether as a consequence of an accident, natural disaster, fire or otherwise;

•      any significant reduction in the supply of naphtha to our Basic Petrochemicals Unit or Quattor Unit, as naphtha is the principal raw material used by our Basic Petrochemicals Unit and a principal raw material for our Quattor Unit in the production of ethylene and propylene; or

•      any significant reduction in the supply of ethane or propane to RioPol, as ethane and propane are the principal raw materials used by RioPol in the production of ethylene and propylene.

We depend on Petrobras for a significant portion of the propylene that we use in Brazil to produce polypropylene.

During 2010, 40.6% of the propylene used by our Polyolefins Unit and our Quattor Unit was supplied by Petrobras. Because the cost of storing and transporting propylene is substantial and there is inadequate infrastructure in Brazil to permit the importation of large quantities of these products, we are highly dependent on propylene supplied by Petrobras and production volumes of, and net sales revenue from, polypropylene products would decrease, and our overall financial performance would be negatively affected, in the event of the following:

•      significant damage to Petrobras’ refineries or to any of the pipelines connecting our polypropylene plants to Petrobras’ facilities, whether as a consequence of an accident, natural disaster, fire or otherwise; or

•      any termination by Petrobras of the supply contracts with our company, which provide that Petrobras may terminate the contracts for a number of reasons described in “Item 4. Information on the Company—Quattor Unit—Raw Materials of Quattor, RioPol and Quattor Petroquímica” and “Item 4. Information on the Company—Polyolefins Unit—Raw Materials of Our Polyolefins Unit.”

Any downgrade in the ratings of our company or our debt securities would likely result in increased interest and other financial expenses related to our borrowings and debt securities and could reduce our liquidity.

Standard & Poor’s Ratings Services, a division of The McGraw-Hill Companies, Inc., or Standard & Poor’s, Moody’s Investors Service, or Moody’s, and Fitch, Inc., or Fitch, maintain ratings of our company and our debt securities. Currently, Standard & Poor’s, Moody’s and Fitch maintain ratings of our company on a local and a global basis. On a global basis, Standard & Poor’s maintains a local currency rating for our company of “BBB— (stable)” and a foreign currency rating for our company of “BBB— (stable),” Moody’s maintains a local currency rating for our company of “Baa3 (stable)” and a foreign currency rating for our company of “Baa3 (stable),” and Fitch maintains a local currency rating for our company of “BB+/Positive Outlook” and a foreign currency rating for our company of “BB+/Positive Outlook.” Any decision by these or other rating agencies to downgrade the ratings of our company or of our debt securities in the future would likely result in increased interest and other financial expenses relating to our borrowings and debt securities and could significantly reduce our ability to obtain such financing on satisfactory terms or in amounts required by us and our liquidity.

Some of our shareholders may have the ability to determine the outcome of corporate actions or decisions, which could affect the holders of our class A preferred shares and the ADSs.

BRK Investimentos Petroquímicos S.A., or BRK, owns 52.5% of our total share capital, including 93.2% of our voting share capital. A group of companies controlled by the Odebrecht family, which we refer to as the Odebrecht Group holds 53.8% of the voting share capital of BRK, and Petrobras holds, directly and indirectly, 46.2% of the voting share capital of BRK. Designees of Odebrecht S.A., or Odebrecht, constitute a majority of the members of our board of directors. Under a shareholders’ agreement that we have entered into with Odebrecht, Odebrecht Serviços e Participações S.A., Odebrecht’s wholly-owned subsidiary, or OSP, Petrobras and Petrobras Química S.A. – Petroquisa, the petrochemical subsidiary of Petrobras, or Petroquisa, which we refer to as the Petrobras Shareholders’ Agreement, we have agreed to undertake certain actions only after Odebrecht, Petrobras and Petroquisa have reached a consensus with respect to those actions and Odebrecht will have the sole power to approve the business plan of our company, as described under “Item 7. Major Shareholders and Related Party Transactions—Major Shareholders—Shareholders’ Agreements.” As a result, Odebrecht will have the ability to determine the outcome of most corporate actions or decisions requiring the approval of our shareholders or our board of directors — in certain instances, with the consent of Petrobras and Petroquisa — which could affect the holders of our class A preferred shares and the American Depositary Shares, or ADSs.

We may face conflicts of interest in transactions with related parties.

We maintain trade accounts receivable and current and long-term payables with some of our affiliates and other related parties, including Petrobras, which is our sole domestic supplier of naphtha. Petrobras and Petroquisa collectively hold 46.2% of the voting capital stock of BRK which holds 93.2% of our voting share capital and 52.5% of our total share capital. These accounts receivable and accounts payable balances result mainly from purchases and sales of goods, which are at prices and on terms equivalent to the average terms and prices of transactions that we enter into with third parties, other than the prices that we pay under our naphtha purchase agreements with Petrobras, which we believe are more suitable to the products that we receive from Petrobras compared to products and prices available in transactions that we enter into with other third parties. We also engage in financial and other transactions with some of our direct and indirect shareholders. These and other commercial and financial transactions between us and our affiliates could result in conflicting interests between our company and these shareholders.

We may make significant acquisitions which, if not successfully integrated with our company, may adversely affect our operating results.

We may make significant acquisitions in the future. Acquisitions involve risks, including the following:

•      failure of the acquired businesses to achieve expected results;

•      possible inability to retain or hire key personnel of the acquired businesses;

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

We are developing several expansion projects in Mexico, Venezuela and Peru in connection with local joint venture partners. If we proceed with any of these projects, our joint venture companies will undertake significant capital expenditure programs to implement these projects. Our ability to achieve our strategic objectives relating to these projects will depend on, in large part, the successful, timely and cost-effective implementation of these projects. Factors that could affect this implementation include the following:

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

•      difficulties in obtaining necessary licenses and or complying with applicable regulations;

•      the occurrence of unforeseen technical difficulties (including technical problems that may delay start-up of, or interrupt production from, a project or lead to unexpected downtime of the plants of these joint venture companies);

•      delays in the delivery of third-party equipment or services by our joint venture companies’ vendors;

•      the failure of the equipment supplied by these vendors to comply with the expected capabilities of this equipment; and

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

The operations in the United States that we have acquired as part of the acquisition of Sunoco Chemicals Inc., or Sunoco Chemicals, which transaction we refer as the Sunoco Chemicals Acquisition and which is described under “Item 4. Information on the Company—History and Development of Our Company—Sunoco Chemicals Acquisition,” are subject to extensive U.S. federal, state and local and foreign laws, regulations, rules and ordinances relating to pollution, protection of the environment and the generation, storage, handling, transportation, treatment, disposal and remediation of hazardous substances and waste materials. U.S. environmental laws and regulations may impose liability on us for the conduct of third parties, or for actions that complied with applicable requirements when taken, regardless of negligence or fault. Of particular significance to us are (1) regulatory programs to be established to implement air quality standards under the National Ambient Air Quality Standards for ozone and fine particles promulgated by the U.S. Environmental Protection Agency, or the EPA, and (2) various legislative and regulatory measures in the United States which are under review, discussion or implementation to address greenhouse gas emissions.

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

We are, and may be in the future, involved in numerous tax, civil and labor disputes, among others, involving monetary claims. If unfavorable decisions are rendered in one or more of these lawsuits, we could be required to pay substantial amounts. For some of these lawsuits, we have not established any provision on our balance sheet or have established provisions only for part of the amounts in question, based on our judgments as to the likelihood of winning these lawsuits. For more information about our legal proceedings, see “Item 8. Financial Information—Legal Proceedings.”

Labor unrest may materially and adversely affect our operations.

Labor unrest in our plants and facilities may have a material adverse effect on our financial condition or results of operations. In June 2010, Braskem America’s collective bargaining agreement with the United Steel, Paper & Forestry, Rubber, Manufacturing, Energy Allied-Industrial & Service Workers International Union with respect to its employees of its Neal, West Virginia plant expired. In August 2010, the unionized employees at this plant went on strike. During the strike, the plant operated under the supervision of management. In May 2011, Braskem America entered into a new collective bargaining agreement management with this union covering the unionized employees of this plant with a term that expires in May 2015.

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

Uncertainty over whether possible changes in policies or rules affecting these or other factors may contribute to economic uncertainties in Brazil and to heightened volatility in the Brazilian securities markets and securities issued abroad by Brazilian issuers. The President of Brazil has considerable power to determine governmental policies and actions that relate to the Brazilian economy and, consequently, affect the operations and financial performance of businesses, such as our company. In November 2010, Dilma Rouseff was elected President of Brazil to succeed Luiz Inácio Lula da Silva. Ms. Rouseff’s term began in January 2011. Although we do not believe that Ms. Rouseff will significantly alter the policies followed by her predecessor, we cannot assure you that the policies that may be implemented by the Brazilian federal or state governments will not adversely affect our business, results of operations and financial condition.

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

The Brazilian currency has been devalued often during the last four decades. Throughout this period, the Brazilian government has implemented various economic plans and various exchange rate policies, including sudden devaluations, periodic mini-devaluations (during which the frequency of adjustments has ranged from daily to monthly), exchange controls, dual exchange rate markets and a floating exchange rate system. From time to time, there have been significant fluctuations in the exchange rate between the Brazilian currency and the U.S. dollar and other currencies. For example, the real  appreciated in value against the U.S. dollar by 8.7% in 2006 and 17.2% in 2007. In 2008, primarily as a result of the international financial crisis, the real  depreciated by 31.9% against the U.S. dollar and prompted foreign investors to remove billions of reais  from the Brazilian Securities, Commodities and Futures Exchange (BM&FBOVESPA S.A. – Bolsa de Valores, Mercadorias e Futuros), or the BM&FBOVESPA. During 2009 and 2010, the real appreciated by 25.5% and 4.3% against the U.S. dollar, respectively.

Depreciation of the real  relative to the U.S. dollar also could result in inflationary pressures in Brazil by generally increasing the price of imported products and services and requiring recessionary government policies to curb demand. In addition, depreciation of the real  could weaken investor confidence in Brazil and reduce the market price of our class A preferred shares and the ADS. On the other hand, the appreciation of the real  against the U.S. dollar may lead to a deterioration of the country’s current account and the balance of payments and may dampen export-driven growth.

We had total foreign currency-denominated debt obligations in an aggregate amount of R$8,026.5 million (US$4,817.2 million) at December 31, 2010, representing 63.1% of our consolidated indebtedness, excluding transaction costs. Our indebtedness denominated in dollars represented 62.6% of our consolidated indebtedness, net of transaction costs, and our indebtedness denominated in Japanese yen represented 0.5% of our consolidated indebtedness, net of transaction costs. At December 31, 2010, we had US$202.9 million in U.S. dollar-denominated cash and cash equivalents.

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

The prices of naphtha, our most important raw material, and of some of our other raw materials, are denominated in or linked to the U.S. dollar. Naphtha and condensate accounted, directly and indirectly, for 55.8% of our consolidated cost of sales and services rendered in 2010. When the real  depreciates against the U.S. dollar, the cost in reais  of our U.S. dollar-denominated and U.S. dollar-linked raw materials increases, and our operating income in reais  decreases to the extent that we are unable to pass on these cost increases to our customers.

The Brazilian government’s actions to combat inflation may contribute significantly to economic uncertainty in Brazil and reduce demand for our products.

Historically, Brazil has experienced high rates of inflation. Inflation, as well as government efforts to combat inflation, had significant negative effects on the Brazilian economy, particularly prior to 1995. The inflation rate, as measured by the General Price Index—Internal Availability (Índice Geral de Preços—Disponibilidade Interna), or the IGP-DI, reached 2,708% in 1993. Although inflation rates have been substantially lower since 1994 than in previous periods, inflationary pressures persist. Inflation rates, as measured by the IGP-DI, were 3.8% in 2006, 7.9% in 2007, 9.1% in 2008, (1.4)% in 2009 and 11.3% in 2010. The Brazilian government’s measures to control inflation have often included maintaining a tight monetary policy with high interest rates, thereby restricting availability of credit and reducing economic growth. Inflation, actions to combat inflation and public speculation about possible additional actions also may contribute to economic uncertainty in Brazil and to heightened volatility in the Brazilian securities markets.

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

Our financial expenses are affected by changes in the interest rates that apply to our floating rate debt. At December 31, 2010, we had, among other debt obligations, R$2,491.6 million of loans and financing and debentures that were subject to the Long-Term Interest Rate (Taxa de Juros de Longo Prazo), or TJLP, R$1,383.2 million of loans and financing and debentures that were subject to the Interbank Deposit Certificate (Certificado de Depósito Interbancário), or CDI rate, and R$779.4 million of loans and financing that were subject to the London Interbank Offered Rate, or LIBOR.

The TJLP includes an inflation factor and is determined quarterly by the Central Bank. In particular, the TJLP and the CDI rate have fluctuated significantly in the past in response to the expansion or contraction of the Brazilian economy, inflation, Brazilian government policies and other factors. For example, the CDI increased from 8.55% per annum as of December 31, 2009 to 10.64% per annum as of December 2010. See “Item 11. Quantitative and Qualitative Disclosures about Market Risk.” A significant increase in any of these interest rates could adversely affect our financial expenses and negatively affect our overall financial performance.

Brazilian government exchange control policies could increase the cost of servicing our foreign currency-denominated debt, adversely affect our ability to make payments under our foreign currency-denominated debt obligations and impair our liquidity.

The purchase and sale of foreign currency in Brazil is subject to governmental control. Many factors could cause the Brazilian government to institute more restrictive exchange control policies, including the extent of Brazil’s foreign currency reserves, the availability of sufficient foreign exchange on the date a payment is due, the size of Brazil’s debt service burden relative to the economy as a whole, Brazil’s policy towards the International Monetary Fund and political constraints to which Brazil may be subject. A more restrictive policy could increase the cost of servicing, and thereby reduce our ability to pay, our foreign currency-denominated debt obligations and other liabilities. Our foreign-currency debt denominated in dollars and Japanese yen represented an aggregate of 63.1% of our indebtedness on a consolidated basis at December 31, 2010. If we fail to make payments under any of these obligations, we will be in default under those obligations, which could reduce our liquidity as well as the market price of our class A preferred shares and the ADS.

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

Risks Relating to Our Class A Preferred Shares and the ADSs

Holders of our class A preferred shares or the ADSs may not receive any dividends or interest on shareholders’ equity.

According to our by-laws, we must generally pay our shareholders at least 25% of our annual net income as dividends or interest on shareholders’ equity, as calculated and adjusted under Brazilian GAAP (which, for this purpose, is identical to IFRS). This adjusted net income may be capitalized, used to absorb losses or otherwise retained as allowed under Brazilian GAAP and may not be available to be paid as dividends or interest on shareholders’ equity. The Brazilian Corporation Law allows a publicly traded company like ours to suspend the mandatory distribution of dividends in any particular year if our board of directors informs our shareholders that such distributions would be inadvisable in view of our financial condition or cash availability. Holders of our class A preferred shares or the ADSs may not receive any dividends or interest on shareholders’ equity in any given year if our board of directors makes such a determination or if our operations fail to generate net income.

Our class A preferred shares and the ADSs have limited voting rights and are not entitled to vote to approve corporate transactions, including mergers or consolidations of our company with other companies, or the declaration of dividends.

Under the Brazilian Corporation Law and our by-laws, holders of our class A preferred shares and, consequently, the ADSs are not entitled to vote at meetings of our shareholders, except in very limited circumstances. These limited circumstances directly relate to key rights of the holders of class A preferred shares, such as modifying basic terms of our class A preferred shares or creating a new class of preferred shares with superior rights. Holders of preferred shares without voting rights are entitled to elect one member and his or her respective alternate to our board of directors and our fiscal council. Holders of our class A preferred shares and the ADSs are not entitled to vote to approve corporate transactions, including mergers or consolidations of our company with other companies, or the declaration of dividends. See “Item 10. Additional Information—Description of Our Company’s By-laws—Voting Rights.”

Holders of the ADSs may find it difficult to exercise even their limited voting rights at our shareholders’ meetings.

Under Brazilian law, only shareholders registered as such in our corporate books may attend our shareholders’ meetings. All class A preferred shares underlying the ADSs are registered in the name of the depositary. ADS holders may exercise the limited voting rights with respect to our class A preferred shares represented by the ADSs only in accordance with the deposit agreement relating to the ADSs. There are practical limitations upon the ability of ADS holders to exercise their voting rights due to the additional steps involved in communicating with ADS holders. For example, we are required to publish a notice of our shareholders’ meetings in certain newspapers in Brazil. To the extent that holders of our class A preferred shares are entitled to vote at a shareholders’ meeting, they will be able to exercise their voting rights by attending the meeting in person or voting by proxy. By contrast, holders of the ADSs will receive notice of a shareholders’ meeting by mail from the depositary following our notice to the American Depositary Receipt, or ADR, depository requesting the ADR depository to do so. To exercise their voting rights, ADS holders must instruct the depositary on a timely basis. This noticed voting process will take longer for ADS holders than for holders of class A preferred shares. If it fails to receive timely voting instructions for all or part of the ADSs, the depositary will assume that the holders of those ADSs are instructing it to give a discretionary proxy to a person designated by us to vote their ADSs, except in limited circumstances.

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

If holders of the ADSs exchange them for class A preferred shares, they may risk temporarily losing, or being limited in, the ability to remit foreign currency abroad and certain Brazilian tax advantages.

The Brazilian custodian for the preferred shares underlying the ADSs must obtain an electronic registration number with the Central Bank to allow the depositary to remit U.S. dollars abroad. ADS holders benefit from the electronic certificate of foreign capital registration from the Central Bank obtained by the custodian for the depositary, which permits it to convert dividends and other distributions with respect to the class A preferred shares into U.S. dollars and remit the proceeds of such conversion abroad. If holders of the ADSs decide to exchange them for the underlying preferred shares, they will only be entitled to rely on the custodian’s certificate of registration with the Central Bank for five business days after the date of the exchange. Thereafter, they will be unable to remit U.S. dollars abroad unless they obtain a new electronic certificate of foreign capital registration in connection with the preferred shares, which may result in expenses and may cause delays in receiving distributions. See “Item 10. Additional Information—Exchange Controls.”

Also, if holders of the ADSs that exchange the ADSs for our Class A preferred shares do not qualify under the foreign investment regulations, they will generally be subject to less favorable tax treatment of dividends and distribution on, and the proceeds from any sale of, our preferred shares. See “Item 10. Additional information—Exchange Controls” and “Item 10. Additional Information—Taxation—Brazilian Tax Considerations.”

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

We are a corporation (sociedade por ações) organized under the laws of Brazil, and all of our directors and executive officers and our independent public accountants reside or are based in Brazil. Most of our assets and those of these other persons are located in Brazil. As a result, it may not be possible for holders of the ADSs to effect service of process upon us or these other persons within the United States or other jurisdictions outside Brazil or to enforce against us or these other persons judgments obtained in the United States or other jurisdictions outside Brazil. In addition, because a substantial portion of our assets and all of our directors and officers reside outside the United States, any judgment obtained in the United States against us or any of our directors or officers may not be collectible within the United States. Because judgments of U.S. courts for civil liabilities based upon the U.S. federal securities laws may only be enforced in Brazil if certain conditions are met, holders may face greater difficulties in protecting their interests in the case of actions by us or our directors or executive officers than would shareholders of a U.S. corporation.

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

Holders of the ADSs or class A preferred shares in the United States may not be entitled to the same preemptive rights as Brazilian shareholders have, pursuant to Brazilian legislation, in the subscription of shares resulting from capital increases made by us.

Under Brazilian law, if we issue new shares in exchange for cash or assets as part of a capital increase, subject to certain exceptions, we must grant our shareholders preemptive rights at the time of the subscription of shares, corresponding to their respective interest in our share capital, allowing them to maintain their existing shareholding percentage. We may not legally be permitted to allow holders of ADSs or class A preferred shares in the United States to exercise any preemptive rights in any future capital increase unless (1) we file a registration statement for an offering of shares resulting from the capital increase with the U.S. Securities and Exchange Commission, or the SEC, or (2) the offering of shares resulting from the capital increase qualifies for an exemption from the registration requirements of the Securities Act. At the time of any future capital increase, we will evaluate the costs and potential liabilities associated with filing a registration statement for an offering of shares with the SEC and any other factors that we consider important in determining whether to file such a registration statement. We cannot assure the holders of the ADSs or class A preferred shares in the United States that we will file a registration statement with the SEC to allow them to participate in any of our capital increases. As a result, the equity interest of such holders in our company may be diluted.

Brazilian tax laws may have an adverse impact on the taxes applicable to the disposition of our ADSs and preferred shares.

According to Law No. 10,833, enacted on December 29, 2003, if a nonresident of Brazil disposes of assets located in Brazil, the transaction will be subject to taxation in Brazil, even if such disposition occurs outside Brazil or if such disposition is made to another nonresident. Dispositions of our ADSs between nonresidents, however, are currently not subject to taxation in Brazil. Nevertheless, in the event that the concept of “disposition of assets” is interpreted to include the disposition between nonresidents of assets located outside Brazil, this tax law could result in the imposition of withholding taxes in the event of a disposition of our ADSs made between nonresidents of Brazil. Due to the fact that as of the date of this annual report Law No. 10,833/2003 has no judicial guidance as to its application, we are unable to predict whether an interpretation applying such tax laws to dispositions of our ADSs between nonresidents could ultimately prevail in Brazilian courts. See “Item 10. Additional Information—Taxation—Brazilian Tax Considerations.”

The relative volatility and liquidity of the Brazilian securities markets may adversely affect holders of our class A preferred shares and the ADSs.

The Brazilian securities markets are substantially smaller, less liquid and more volatile than major securities markets in the United States. The BM&FBOVESPA, which is the principal Brazilian stock exchange, had a market capitalization of R$2,546 billion (US$1,528 billion) at December 31, 2010 and an average daily trading volume of R$5.0 billion (US$3.0 billion) for 2010. In comparison, aggregate market capitalization of the companies (including U.S. and non-U.S. companies) listed on The New York Stock Exchange, or the NYSE, was US$14.7 trillion at December 31, 2010 and the NYSE recorded an average daily trading volume of US$70.9 billion for 2010. There is also significantly greater concentration in the Brazilian securities markets. The ten largest companies in terms of market capitalization represented approximately 56% of the aggregate market capitalization of the BM&FBOVESPA at December 31, 2010. The ten most widely traded stocks in terms of trading volume accounted for approximately 53% of all shares traded on the BM&FBOVESPA in 2010. These market characteristics may substantially limit the ability of holders of the ADSs to sell class A preferred shares underlying ADSs at a price and at a time when they wish to do so and, as a result, could negatively impact the market price of the ADSs themselves.

Developments in other emerging markets may decrease the market price of our class A preferred shares and the ADSs.

The market price of our class A preferred shares and the ADSs may decrease due to declines in the international financial markets and world economic conditions. Although economic conditions are different in each country, investors’ reaction to developments in one country can affect the securities markets and the securities of issuers in other countries, including Brazil. Brazilian securities markets are, to varying degrees, influenced by economic and market conditions in other emerging market countries, especially those in Latin America. Any adverse economic developments in other emerging markets may adversely affect investor confidence in securities issued by Brazilian companies, causing their market price and liquidity to suffer. Any such developments could immediately affect our ability to raise capital when needed and the market price of our class A preferred shares and the ADSs.

The imposition of IOF taxes may indirectly influence the price and volatility of our ADSs and preferred shares.

Brazilian law imposes the Tax on Foreign Exchange Transactions (Imposto sobre Operações de Crédito, Câmbio e Seguro, ou relativas a Títulos e Valores Mobiliários), or the IOF/Exchange Tax, on the conversion of reais  into foreign currency and on the conversion of foreign currency into reais. Brazilian law also imposes the Tax on Transactions Involving Bonds and Securities, or the IOF/Bonds Tax, on transactions involving securities, including those carried out on a Brazilian stock exchange. The objective of these taxes is to slow the pace of speculative inflows of foreign capital into the Brazilian market and the appreciation of the real against the U.S. dollar.

In December 2010, the Brazilian government increased the IOF/Exchange Tax to a rate of 6.0% on capital inflows from non-residents who invest in the Brazilian stock exchange, futures and commodities exchanges, including inflows that serve as margin guarantees in these transactions. However, the 6.0% rate does not apply to the following capital inflows from non-residents, which are subject to a 2.0% rate: (i) investments in securities bearing a variable rate of return that are purchased on the Brazilian stock exchange, futures and commodities exchanges; (ii) acquisition of stocks in public offerings on the Brazilian stock exchange; (iii) investments in Brazilian stocks using funds derived from the cancelation of “depositary receipts”; and (iv) certain other investments using funds derived from the sale of investments in “productive capital” (as defined under Brazilian law).

Additionally, the transfers of shares traded on the stock exchange with the purpose of enabling the issuance of ADSs are subject to the IOF/Bonds Tax at a rate of 1.5%, which is designed to correct an asymmetry created by the IOF/Exchange Tax.

The Brazilian government may increase the rate of the IOF/Exchange Tax to a maximum of 25% of the amount of the foreign exchange transaction at any time, but such an increase would only apply to future foreign exchange transactions. The imposition of these taxes may discourage foreign investment in shares of Brazilian companies, including our company, due to higher transaction costs, and may negatively impact the price and volatility of our ADSs and preferred shares on the NYSE and the BM&FBOVESPA. See “Item 10. Additional information—Taxation—Brazilian Tax Considerations.”

ITEM 4. INFORMATION ON THE COMPANY

We are the largest producer of thermoplastic resins in the Americas and the eighth largest producer of thermoplastic resins in the world, based on annual production capacity of our 31 plants in Brazil and the United States at December 31, 2010. We are the only producer of ethylene, polyethylene and polypropylene in Brazil. We produce a diversified portfolio of petrochemical and thermoplastic products and have a strategic focus on PVC. We are also the third largest Brazilian-owned private sector industrial company, based on net sales revenue in 2010. We recorded net sales revenue of R$25,494.8 million and net income of R$1,889.5 million during the year ended December 31, 2010.

As of December 31, 2010, our business operations were organized into five production business units and one distribution business unit, which corresponded to our principal production processes, products and services. Our business units were as follows:

•      Basic Petrochemicals, which accounted for net sales revenue of R$14,437.0 million, or 45.8% of the net sales revenue of all segments, including net sales to our other business units, and had an operating margin of 9.5% in 2010;

•      Polyolefins, which accounted for net sales revenue of R$8,378.7 million, or 26.6% of the net sales revenue of all segments, including net sales to our other business units, and had an operating margin of 7.4% in 2010;

•      Quattor, which we have consolidated into our financial statements as from May 1, 2010 and which accounted for net sales revenue of R$4,431.7 million, or 14.1% of the net sales revenue of all segments, including net sales to our other business units, and had an operating margin of 11.2% in 2010;

•      Vinyls, which accounted for net sales revenue of R$1,799.3 million, or 5.7% of the net sales revenue of all segments, including net sales to our other business units, and had a negative operating margin of 2.9% in 2010;

•      Braskem America, which we have consolidated into our financial statements as from April 1, 2010 and which accounted for net sales revenue of R$1,697.8 million, or 5.4% of the net sales revenue of all segments, including net sales to our other business units, and had an operating margin of 3.1% in 2010; and

•      Chemical Distribution, which accounted for net sales revenue of R$777.9 million, or 2.5% of the net sales revenue of all segments, including net sales to our other business units, and had an operating margin of 4.5% in 2010.

Following the approval of our acquisition of Quattor and its subsidiaries by CADE in February 2011, we implemented a new organizational structure that we believe reflects our business activities and corresponds to our principal products and production processes. We now have four production business units and one distribution business unit, and report our results by five corresponding segments to reflect this organizational structure. See “Item 5. Operating and Financial Review and Prospects.”

We believe the integration of the operations of the companies that formed our company has produced, and will continue to produce, significant synergies and cost savings from reductions in taxes, procurement and logistics expenses, production expenses, general and administrative expenses and other operating expenses.

Strategy of Our Company

Our strategic goal is to be the world leader in the production of chemicals from renewable resources and/or using production processes that generate fewer emissions, which we refer to as “sustainable chemistry,” by 2020, through innovations that improve peoples’ lives.

The key elements of our strategy include:

•      Differentiation of Our Business. We recognize the cyclical nature of the markets for our petrochemical products and believe that, by focusing on relationships with our customers, we can foster customer loyalty even during periods of lower demand. Our growth strategy is centered on increasing customers’ consumption of our products, and enabling them to substitute non-plastic materials with thermoplastics. We are seeking to establish close, long-term relationships with our customers and are committed to providing technological support and solutions to our customers through our two research centers (including a research center in Pittsburgh, Pennsylvania which we acquired as part of the Sunoco Chemicals Acquisition), which develop processes, products and applications for the petrochemical sector and which, at December 31, 2010, collectively had approximately 240 employees. We are seeking to continue to serve as partners with our customers in developing new products and applications and, consequently, new business opportunities for them. We offer our customers more flexible delivery options and credit terms unlike importers, which typically offer deliveries only through port facilities financed through letters of credit.

•      Acquisition of Traditional and Renewable Feedstocks at Competitive Prices. As a result of the integration of our facilities and large production scale, we believe that we are a low-cost producer of second generation petrochemicals. We are seeking to continue to diversify our feedstock purchases to obtain more competitive prices and as part of this effort, began to import lower-cost naphtha in 2002, and during the past several years have imported between 35% and 39% of our feedstock requirements, primarily from North Africa. We are seeking to continue to reduce our operating costs through negotiations of feedstock purchases at competitive prices. For example, we are acquiring naphtha under supply arrangements with Petróleos de Venezuela, S.A., or PDVSA, and with other suppliers in Latin America and North Africa.

In addition, we are seeking to diversify the raw materials that we use for our production processes. As part of the Quattor Acquisition described under “—History and Development of Our Company—Quattor Acquisition,” we acquired RioPol, which uses ethane and propane as its principal feedstocks, and Quattor Química S.A., or Quattor Química, which has begun using light refinery hydrocarbons as feedstocks for a portion of its production. Braskem ldesa S.A.P.I., or BI, a joint venture with Grupo Idesa, S.A. de C.V., one of Mexico’s leading petrochemical groups, or Idesa, has entered into a long-term supply contract to purchase ethane from Pemex Gas y Petroquímica Básica, or Pemex Gas, a state-owned Mexican company, under competitive commercial conditions. We expect that the new petrochemical complex in Peru that we are evaluating with Petróleos del Peru—PetroPeru S.A., or PetroPeru, will, if implemented, use low cost ethane in their production processes.

We are also investing in projects in Brazil to increase our use of ethanol, a renewable feedstock that is abundant in the Brazilian market. In September 2010, we opened our new plant that produces ethylene using sugarcane based ethanol, a 100% renewable resource. We use this ethylene as a raw material to make “green” polyethylene.

•      Expansion in Selected International Markets.  As part of the continuous evaluation of our business and plans, we regularly consider a range of strategic options and transactions. From time to time, we consider a variety of potential strategic transactions to expand our presence in the global petrochemicals market. We plan to expand the production capacity of our business units during the next several years through the acquisition of petrochemical producers outside Brazil that currently compete with us or produce complementary products, and by constructing new facilities outside Brazil with access to competitive raw material sources independently or in conjunction with third parties. In addition to our acquisition of Braskem America:

➢  In April 2010, we formed BI, our joint venture in Mexico, for the development, construction and operation of an olefins complex to be located in the Coatzacoalcos Petrochemical Complex in the Mexican state of Veracruz. This company will use ethane extracted from natural gas as its raw material, with an annual ethylene production capacity of 1.0 million tons, and three polyethylene plants with a combined annual production capacity of 1.0 million tons of high density polyethylene, or HDPE, low density polyethylene, or LDPE, and linear low density polyethylene, or LLDPE; and

➢  We have entered into a memorandum of understanding with PetroPeru and Petrobras to evaluate the technical and economic feasibility of the construction of a new petrochemical complex in Peru that would use ethane as its feedstock to produce polyethylene.

We believe that additional capacity purchased or developed by us together with joint venture partners will enable us to maintain and expand our leadership position in Latin America and support our expansion into strategic export markets.

•      New Business Opportunities. We are pursuing business opportunities by developing new and specialized products and technologies, including the following:

➢  We are continuing to develop manufacturing processes to produce “green” polymers made out of renewable raw materials in an effort to become a leader in the production of environmentally sustainable resins, such as (1) the processes that we began using in September 2010 in our new plant that produces ethylene using sugarcane based ethanol, a 100% renewable resource, and (2) a process to produce “green” polypropylene in partnership with Novozymes, a world leader in the production of industrial enzymes;

➢  We are continuing to develop a specialized production process for LLDPE and LDPE that permits us to produce thermoplastics with distinctive characteristics for the flexible packaging industry, including greater resistance to impact and punctures, improved polish and greater transparency; and

➢  We are investing in the manufacturing of performance products that have higher added value that allow us to enter new markets, such as new applications for ultra high molecular weight polyethylene, or UHMWP, and other products, including Utec fibers that we expect to market for applications in the manufacture of armor and the anchoring of offshore oil platforms.

•      Technological Independence.  We are seeking a strong position in the technological development of sustainable chemistry by investing in research, development and innovation focused on the following:

➢  Transformative technologies that will break with the current technological model and that have not yet been developed or are under development;

➢  Emerging technologies that have been proven from a technical standpoint but are still unavailable for purchase in the market; and

➢  Conventional technologies that have been developed and are available for purchase in the market, which we use to maintain and improve the competitiveness of our existing business.

We are building the internal infrastructure to focus on transformational and emerging technologies, including the reorganization of our research and development departments and the hiring of research and other personnel to develop these technologies. Our research and development expenditures increased in  2010 and are expected to increase in 2011 to support the growth of our research and development activities.

We are pursuing opportunities to partner with leading companies in the industry to develop new technologies and to advance the development of conventional technologies. We have taken an important step in developing this strategy by entering into joint development and supply agreements with Ineos Europe Limited, or Ineos, a leading developer of technologies for the global petrochemical industry, through which we will license polyethylene technologies to produce HDPE and LLDPE in future projects. Under this agreement, we and Ineos will also conduct joint research and development for these new polyethylene platforms. Some of the technology we are licensing in connection with this strategic partnership will be applied in our Project Ethylene XXI in Mexico. For more information about Project Ethylene XXI, see “Item 4. Information on the Company—Capital Expenditures—Project Ethylene XXI.”

In addition, we are intensifying our program to develop and produce certain catalysts for our plants that are otherwise available only form a single source or a small number of suppliers, and we continue to seek to improve our production processes in order to achieve lower production costs and greater operational efficiency.

History and Development of Our Company

We were founded in 1972 as Petroquímica do Nordeste Copene Ltda. to plan, execute and coordinate the activities of the petrochemical complex located in Camaçari in the State of Bahia, or the Northeastern Complex. The construction of the Northeastern Complex formed part of a development policy of the Brazilian government implemented in the early 1970’s to diversify the geographical distribution of industrial assets and to promote economic growth across different regions of Brazil. On June 18, 1974, we were incorporated as a corporation under the laws of Brazil (registered with the Board of Trade of the State of Bahia under company registry No. 29300006939) and were renamed Copene Petroquímica do Nordeste S.A.

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

Consolidation of Petrochemical Assets

In a series of transactions between 2001 and 2007, we acquired OPP Química S.A., or OPP Química, Trikem S.A., or Trikem, Polialden Petroquímica S.A., or Polialden, Politeno Indústria e Comércio S.A., or Politeno, Nitrocarbono S.A., or Nitrocarbono, Proppet S.A. and 29.5% of the total share capital and voting share capital of Copesul—Companhia Petroquímica do Sul, or Copesul. The consideration for most of the shares acquired in these acquisitions was in the form of our share capital. A substantial amount of the capital stock of these companies was owned by the Odebrecht Group and as a result of these acquisitions, the Odebrecht Group became our controlling shareholder. As part of this series of transactions, each of these companies, other than Copesul, merged with and into our company. In 2002, we changed our corporate name to Braskem S.A.

Formation of Paulínia

Petroquímica Paulínia S.A., or Paulínia, was incorporated on September 16, 2005 to construct and operate a polypropylene plant in Paulínia, in the State of São Paulo. On that date, we acquired 60.0% of the total and voting share capital of Paulínia and Petrobras acquired the remaining 40.0% of the total and voting share capital of Paulínia.

Ipiranga Transaction

Between March 2007 and February 2008, we entered into a series of transactions that we refer to collectively as the Ipiranga Transaction. As a result of the Ipiranga Transaction, we acquired shares of Ipiranga Química S.A., or Ipiranga Química, representing 60% of its total share capital and voting share capital. Upon the completion of the Ipiranga transaction:

•      we owned shares of Ipiranga Química representing 60% of its total share capital and voting share capital;

•      Ipiranga Química owned all of the outstanding share capital of Ipiranga Petroquímica S.A., or Ipiranga Petroquímica; and

•      Braskem owned 39.2% of the total and voting share capital of Copesul, Ipiranga Petroquímica owned 39.2% of the total and voting share capital of Copesul and Petroquisa and Petroquímica Triunfo S.A., or Triunfo, owned 21.6% of the total and voting share capital of Copesul.

In connection with the Ipiranga Transaction, in March 2009, we acquired 33.3% of the share capital of Refinaria de Petróleo Ipiranga S.A. (which changed its corporate name to Refinaria de Petróleo Rio-grandense S.A., or RPR, in October 2008). As a result of this acquisition, we jointly and equally control RPR with Petrobras and Ultrapar Participações S.A., or Ultrapar. We have accounted for our interest in the results of RPR under the equity method in our financial statements as from April 1, 2007.

Petrobras Transaction

In May 2008, we entered into a series of transactions that we refer to collectively as the Petrobras Transaction. As a result of the Petrobras Transaction, we acquired from Petroquisa:

•      36.4% of the voting and outstanding share capital of Copesul;

•      40.0% of the voting and outstanding share capital of Ipiranga Química; and

•      40.0% of the voting and outstanding share capital of Paulínia.

In connection with the Petrobras Transaction, we issued an aggregate of 46,903,320 of our common shares and 43,144,662 of our class A preferred shares to Petroquisa. As a result of the completion of the Petrobras Transaction, Petrobras owned, directly and indirectly, 23.1% of our total share capital, including 30.0% of our voting share capital, and Braskem owned, directly and indirectly:

•      99.2% of the outstanding share capital of Copesul;

•      all of the outstanding share capital of Ipiranga Química, which in turn owned all of the outstanding share capital of Ipiranga Petroquímica; and

•      all of the outstanding share capital of Paulínia.

Subsequent to the Petrobras Transaction, Copesul merged with and into Ipiranga Petroquímica, Ipiranga Petroquímica merged with and into Braskem, Paulínia merged with and into Braskem, and Ipiranga Química changed its corporate name to IQ Soluções & Química, or QuantiQ.

Triunfo Acquisition

In May 2009, we acquired Triunfo, which merged with and into Braskem. Braskem issued an aggregate of 13,387,157 of our class A preferred shares to the shareholders of Triunfo as consideration for their equity interests in Triunfo. Triunfo owned and operated a polyethylene plant located in the petrochemical complex located in Triunfo in the State of Rio Grande do Sul, or the Southern Complex, with an annual production capacity of 160,000 tons.

Sunoco Chemicals Acquisition

On April 1, 2010, we acquired all of the outstanding capital stock of Sunoco Chemicals, which we have renamed Braskem America, for US$350.7 million, excluding acquisition costs. The assets of Braskem America consist of three polypropylene plants located in La Porte, Texas, Marcus Hook, Pennsylvania and Neal, West Virginia, with an aggregate annual production capacity of 980,000 tons, as well as a petrochemicals research facility in Pittsburgh, Pennsylvania. As a result of our acquisition of Braskem America, we have consolidated the results of the Braskem America into our financial statements as from April 1, 2010.

Strategic Rationale for the Sunoco Chemicals Acquisition

Through the Sunoco Chemicals Acquisition, we have taken an important step in the internationalization of our company and the establishment of our company as a participant in the U.S. petrochemical industry. We believe our acquisition of Braskem America will provide access to raw materials at competitive prices, diversification of our sources of raw materials and access to leading consumer markets. In addition, we believe that this acquisition may provide commercial and logistics synergies with our other investments in Mexico and Venezuela when our additional planned capacity in these countries becomes operational. In addition, we anticipate that this acquisition will assist in positioning our company to participate in growth opportunities in the North American market that may arise from further consolidation of the petrochemical industry in North America.

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

CADE Review of the Sunoco Chemicals Acquisition

The Sunoco Chemicals Acquisition was approved by Administrative Council for Economic Defense (Conselho Administrativo de Defesa Econômica), or CADE, on November 3, 2010.

Quattor Acquisition

On January 22, 2010, we entered into an investment agreement with Odebrecht, OSP, Petrobras, Petroquisa and União de Indústrias Petroquímicas S.A., or Unipar, which we refer to as the Quattor Investment Agreement, under which, among other things:

•      In February 2010, a subsidiary of Petrobras, which owned all of our common shares that were owned by Petrobras and its subsidiaries, was merged into BRK, a subsidiary of Odebrecht to which Odebrecht had contributed all of our common shares that were owned by Odebrecht and its subsidiaries.

•      Odebrecht, OSP, Petrobras, Petroquisa and our company entered into the Petrobras Shareholders’ Agreement, relating to, among other matters, the voting and transfer of our shares.

•      In April 2010, Odebrecht and Petrobras contributed an aggregate of R$3.5 billion to the share capital of BRK, and we conducted a capital increase through a private subscription by our shareholders as a result of which we received net cash proceeds of R$3,742.6 million in exchange for the issuance of 243,206,530 of our common shares and 16,697,781 of our class A preferred shares.

•      In April 2010, we purchased 60% of the outstanding share capital of Quattor from Unipar for an aggregate amount of R$659.5 million and the assumption of a put option granted by Unipar to BNDES Participações S.A.—BNDESPAR, or BNDESPAR, with respect to the shares of RioPol held by BNDESPAR. Quattor was a holding company that, at the time of this acquisition, owned, directly and indirectly, 75.0% of the outstanding share capital of RioPol, 99.3% of the outstanding share capital of Quattor Petroquímica, 100% of the outstanding share capital of Quattor Química, and 33.3% of the outstanding share capital of Polibutenos.

•      In May 2010, we purchased from Unipar all of the outstanding share capital of Unipar Comercial, for an aggregate amount of R$27.1 million, and 33.3% of the outstanding share capital of Polibutenos from Unipar for an aggregate amount of R$22.4 million.

•      In June 2010, we completed a share exchange transaction in which we issued an aggregate of 18,000,087 of our common shares in exchange for the remaining shares of Quattor that we did not own.

•      In December 2010, we completed a tender offer in which we acquired an additional 0.1% of the share capital of Quattor Petroquímica for R$1.8 million.

In addition to these transactions, in May 2010, we purchased 33.3% of the outstanding share capital of Polibutenos from, Chevron Oronite do Brasil Ltda, or Chevron Brasil, for an aggregate amount of R$22.5 million. As a result of these acquisitions, Polibutenos became our wholly-owned subsidiary.

In connection with BNDESPAR’s acquisition of its equity interest in RioPol, Unipar granted to BNDESPAR an option to sell to Unipar 190,784,674 common shares of RioPol and 30 preferred shares of RioPol, representing 15.0% of the total share capital of RioPol, and Petrobras granted to BNDESPAR an option to sell to Petrobras 127,189,783 common shares of RioPol and 20 preferred shares of RioPol, representing 10.0% of the total share capital of RioPol. As part of the Quattor Acquisition, we assumed Unipar’s obligation under this option.

In August 2010, BNDESPAR exercised its option to sell 60% of the RioPol shares that it held to Braskem for R$210.0 million and 40% of the RioPol shares that it held to Petrobras for R$116.4 million. Payment for the shares acquired by Braskem will be made in three annual installments beginning in June 2015 and the amounts of each installment will be adjusted by the TJLP plus 2.5% per annum from June 2008 until the respective payment dates.

Background and History of Quattor

In August 2007, Petrobras acquired control of Suzano Petroquímica S.A., or Suzano, formed Quattor and contributed its interest in Suzano to Quattor. In November 2007, Petrobras and Unipar agreed to combine certain of their petrochemical assets and to contribute these assets to Quattor.

In June  2008, Petrobras and Unipar contributed their interests in RioPol, PQU—Petroquímica União S.A., or PQU, Polietilenos União S.A., or Polietilenos União, and Unipar’s chemical division to Quattor. Following these transactions, Unipar owned 60% of Quattor’s share capital and Petrobras owned, directly and indirectly, 40% of Quattor’s share capital, and Suzano was renamed Quattor Petroquímica S.A.

In June 2009, PQU and Polietilenos União merged to form Quattor Química.

Agreements Relating to COMPERJ and Suape Complex

In connection with the Quattor Acquisition, on January 22, 2010, we entered into an Association Agreement with Odebrecht, OSP, Petroquisa and Petrobras regarding the continued development of two petrochemical complexes in the States of Rio de Janeiro and Pernambuco, Brazil.

The Rio de Janeiro Petrochemical Complex (Complexo Petroquímica do Rio de Janeiro), which we refer to as COMPERJ, an integrated petrochemical complex to be located in Itaboraí in the State of Rio de Janeiro, is currently under development by Petrobras and Petroquisa. Under the Association Agreement, within 60 days after Petrobras and Petroquisa deliver their development plan for COMPERJ to Braskem, Braskem has the option of entering into negotiations with the other parties to the Association Agreement to continue the development of, and assume control of, COMPERJ. If Braskem elects to exercise this option, the parties to the Association Agreement will enter into such agreements as may be necessary to allow Braskem to assume control of COMPERJ. In the event that Braskem does not exercise its option, Braskem will have the right, for so long as Petrobras and Petroquisa collectively own a controlling interest in COMPERJ, to distribute COMPERJ’s products to third parties on terms mutually acceptable to Petrobras, Petroquisa and Braskem. We expect to reach decisions regarding our participation in the COMPERJ project in 2011.

Petrobras and Petroquisa are also developing and constructing an integrated petrochemical complex to be located in Ipojuca in the State of Pernambuco, which we refer to as the Suape Complex, which they have announced is expected to commence operations by the end of 2011. The Suape Complex will be composed of three integrated plants:

•      a purified tereftalic acid plant with an annual production capacity of 700,000 tons;

•      a PET plant with an annual production capacity of 450,000 tons; and

•      a textile polymers and polyester filaments plant with an annual production capacity of 240,000 tons.

We expect to reach decisions regarding our participation in the Suape project in 2011. If we agree to participate in the Suape project and acquire a controlling interest in the companies developing the Suape Complex, the acquisition price to be paid by Braskem in connection with this acquisition will be determined by investment advisers to Braskem, Petrobras and Petroquisa.

Strategic Rationale for the Quattor Acquisition

Through the Quattor Acquisition, we have taken a further major step in the consolidation and development of the Brazilian petrochemical industry and therefore our position in the global petrochemical industry. We believe the Quattor Acquisition will provide the following strategic and financial benefits to our company:

•      Diversify our principal feedstocks—By acquiring RioPol, which operates using ethane and propane as feedstocks, and Quattor Química, which uses naphtha and light refinery hydrocarbons supplied by Petrobras, we have diversified the types of feedstocks that we use in our basic petrochemical business. In addition, the Quattor Acquisition will allow Braskem to optimize the naphtha supply logistics from Petrobras and from foreign suppliers, which we believe will permit us to reduce costs significantly in this area;

•      Expand our business to achieve greater economies of scale and operational flexibility—By expanding the size and geographic scope of our business, we believe that we will attain economies of scale, including reduced costs related to maintenance services, energy, raw materials and supplies and logistics. In addition, because we will have greater production capacity for a range of resins, we will be able to optimize our production mix and utilize specific plants for longer production runs of specific resins, thus lowering our transition costs; and

•      Increased leadership role in Latin America—The Quattor Acquisition will allow us to join technological efforts and innovative actions in order to develop new products and applications, providing value-added services and solutions to our client base. In addition, Braskem will take a leading role in the petrochemical segment, reinforcing actions to protect and strengthen the entire value chain.

Accounting and Financial Impact of the Quattor Acquisition

As a result of our acquisition of control of Quattor, we have consolidated the results of Quattor and its subsidiaries into our financial statements as from May 1, 2010. As a result of our acquisition of control of Unipar Comercial, we consolidated the results of Unipar Comercial into our financial statements as from May 1, 2010 until its merger with QuantiQ, on January 3, 2011. As a result of our acquisition of control of Quattor, we consolidated the results of Polibutenos into our financial statements as from May 1, 2010. On September 1, 2010, Polibutenos and Quattor Química merged with and into Quattor.

CADE Review of the Quattor Acquisition

The Quattor Acquisition was approved by CADE on February 23, 2011. As a condition to approval, we have agreed to (i) notify CADE prior to entering into any future resin import contracts containing exclusivity clauses or extending any existing contracts containing exclusivity clauses and (ii) periodically provide, on a confidential basis, information related to our agreements and activities relating to the import and sale of resins.

Reorganization of the Quattor Companies

In June 2010, Braskem acquired from Quattor all of the shares of RioPol and Quattor Petroquímica owned by Quattor and Braskem’s capital in Quattor was reduced by R$2,578.4 million. As a result of this transaction, RioPol and Quattor Petroquímica became direct subsidiaries of Braskem.

In August 2010, BNDESPAR exercised its option to sell 60% of the RioPol shares that it held to Braskem for R$210.0 million and 40% of the RioPol shares that it held to Petrobras for R$116.4 million. Payment for the shares acquired by Braskem will be made in three annual installments beginning in June 2015 and the amounts of each installment will be adjusted by the TJLP plus 2.5% per annum from June 2008 until the respective payment dates.

In August 2010, we completed a share exchange (incorporação de ações) transaction in which we issued an aggregate of 2,434,890 of our class A preferred shares to the holders of the RioPol shares that we did not own in exchange for their shares of RioPol. As a result of this transaction, RioPol became a wholly-owned subsidiary of Braskem.

In September 2010, Polibutenos and Quattor Química merged with and into Quattor.

Quattor Petroquímica Share Exchange

On December 27, 2010, we completed a share exchange (incorporação de ações) transaction in which we issued an aggregate of 398,175 of our class A preferred shares to the holders of the Quattor Petroquímica shares that we did not own in exchange for their shares of Quattor Petroquímica. As a result of this transaction, Quattor Petroquímica became a wholly-owned subsidiary of Braskem. In April 2011, Quattor Petroquímica S.A. was renamed Braskem Petroquímica S.A.

Our Corporate Structure

The following chart presents our ownership structure and the corporate structure of our principal subsidiaries as of the date of this annual report. The percentages in bold italics represent the direct or indirect percentage of the voting share capital owned by each entity, and the percentages not in bold italics represent the direct or indirect percentage of the total share capital owned by each entity.

(1)   Includes shares held by Petroquisa.

(2)   Braskem owns 96.6% of the shares of Quattor directly and Braskem Petroquímica owns the remaining 3.4% of the shares of Quattor.

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

•      aromatics, such as benzene, toluene, and xylenes (including para-xylene, ortho-xylene and mixed xylene), which we refer to as “BTX products”; and

•      fuels, solvents and other products.

The use of different types of feedstock results in different products in the cracking process. Crackers using naphtha as their feedstock produce a larger quantity of by-products and co-products, such as propylene and BTX products, than crackers using ethane, propane or butane as their feedstocks.

Naphtha is the primary feedstock, accounting for approximately 60% of the world’s ethylene production. The petrochemical industries in Asia and Europe predominantly use naphtha as feedstock, while those in the Middle East and North America primarily use ethane, propane or butane. First generation producers in South America predominantly use naphtha as their feedstock.

CMAI reports that annual global ethylene production capacity in 2010 was 143.6 million tons. The table below sets forth annual global ethylene production capacity by region for 2010.

Region	Ethylene Production Capacity
(thousands of tons per year)
North America	32,706
Northeast Asia	34,245
Western Europe	24,228
Middle East	25,290
Southeast Asia	9,559
South America	5,449
CIS and Baltic States	3,696
Indian Subcontinent	3,826
Central Europe	2,754
Africa	1,850
Total	143,603

______________

Source: CMAI

A number of petrochemical companies have announced plans to build significant additional ethylene production capacity, primarily in the Middle East and Asia. According to CMAI, 21.6 million tons of annual ethylene capacity are scheduled to be commissioned between 2011 and 2015. However, expansions of ethylene capacity are frequently subject to delays and we cannot predict when the planned additional capacity will be commissioned, if at all.

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

Approximately 60% of all global ethylene production is used to produce polyethylene. Annual global production of polyethylene, polypropylene and PVC resins in 2010 was approximately 156.7 million tons, concentrated in Asia, followed by Europe and North America. CMAI estimates that by 2015 annual production capacity of these resins will increase by approximately 9.9 million tons, driven primarily by the growth in polyethylene production, concentrated in the Middle East and Asia, particularly in China.

Polyethylene, polypropylene and PVC resins are commodity products that are sold in global commodities markets. Prices of these resins are influenced by global macroeconomic factors, the cost of raw materials, demand trends in the industries that consume these resins and transportations costs. Industry profitability is measured based on the spread between the cost of feedstock and the price of the resins produced. As Asia is the largest regional producer and consumer of resins as well as the principal trader in the international market, demand in the region directly affects the spot prices in all regions. We use the Asia Resin Price—Naphtha Cost spread as a benchmark to analyze the profitability of the global petrochemical industry.

Set forth below is a graph showing the Asia Resin Price – Naphtha Cost spread of HDPE from 2002 through 2010.

___________________________

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

Latin American Petrochemical Industry

CMAI reports that annual ethylene production capacity by producers in Latin America in 2010 was 6.8 million tons. We own and operate all of the ethylene capacity in Brazil. The table below sets forth annual global ethylene production capacity by country for 2010.

Country	Ethylene Production Capacity
(thousands of tons per year)
Brazil	3,820
Mexico	1,382
Argentina	880
Venezuela	600
Colombia	100
Chile	49
Total	6,831

______________

Source:  CMAI; Braskem

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

Brazilian Petrochemical Industry

The production of first and second generation petrochemicals in Brazil centers around four major complexes. These complexes include:

•      the Northeastern Complex, which commenced operations in 1978, uses naphtha as its principal raw material and had an annual ethylene production capacity of 1,280,000 tons at December 31, 2010;

•      the Southern Complex, which commenced operations in 1982, uses naphtha as its principal raw material and had an annual ethylene production capacity of 1,452,000 tons at December 31, 2010;

•      the petrochemical complex located in Capuava in the State of São Paulo, or the São Paulo Complex, which commenced operations in 1972, uses naphtha as its principal raw material and had an annual ethylene production capacity of 700,000 tons at December 31, 2010; and

•      the Rio de Janeiro Complex, which commenced operations in 2005, uses ethane and propane as its principal raw materials and had an annual ethylene production capacity of 520,000 tons at December 31, 2010.

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

We have owned and operated the cracker in the Northeastern Complex since it commenced operations. We have owned an interest in the cracker in the Southern Complex since 2002 and acquired the remaining interests in this cracker in 2007. We acquired the crackers in the São Paulo Complex and the Rio de Janeiro Complex in April 2010.

At December 31, 2010, there were approximately 50 second generation producers operating in Brazil. We are the only producer of polyethylene and polypropylene located in Brazil, and one of two producers of PVC located in Brazil. Intermediate petrochemicals are produced in solid form as plastic pellets or powders and are transported primarily by truck to third generation producers, which generally are not located near the second generation producers.

Third generation producers manufacture a variety of consumer and industrial goods, including containers and packaging materials, such as bags, film and bottles, textiles, detergents, paints, automobile parts, toys and consumer electronic goods. There are approximately 11,500 third generation producers operating in Brazil.

Petrobras’ Role in Supply of Feedstocks to Brazilian Petrochemical Industry

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

In 1997, Law No. 9,478/97 implemented the 1995 constitutional amendment by creating the Brazilian Energy Policy Council (Conselho Nacional de Política Energética) and the National Petroleum Agency (Agência Nacional do Petróleo), or the ANP, which were charged with regulating and monitoring the oil industry and the Brazilian energy sector. Following the creation of the ANP, new rules and regulations were implemented, aimed at gradually ending Petrobras’ monopoly. Our company has imported naphtha from trading companies and oil and gas producers located abroad since 1997. During 2010, Petrobras supplied 66.5% of the naphtha consumed by our company, and the remaining naphtha consumed by our company was imported.

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

Imports and exports within the free trade area in South America (Mercado Comum do Sul), or Mercosul, which is composed of Argentina, Brazil, Paraguay and Uruguay, have not been subject to tariffs since December 2001. Imports of suspension PVC from Colombia are not subject to tariffs and imports of suspension PVC from Venezuela are subject to reduced tariffs of 5.6% under the Programa de Liberalização Comercial, under which imports from these countries are lower than generally applicable tariffs.

Imports of suspension PVC from the U.S. and Mexico have been subject to tariffs of 16.0% and 18.0%, respectively, since 1992 as a result of the imposition of anti-dumping duties by the Brazilian Foreign Trade Chamber (Câmara de Comércio Exterior), or CAMEX, of the Ministry of Development, Industry and Trade. In 2005, the anti-dumping tariff regime was changed so that tariffs are assessed on a sliding scale (from 0% to 16.0% and 0% to 18.0% for the U.S. and Mexico, respectively), in which the rate of tariffs is determined based on a variety of factors, including the price of the products and the likelihood that imports of these products will injure local industry. Additionally, on December 20, 2010, CAMEX imposed on an additional anti-dumping tariff of 10.6% on polypropylene imports for a period of five years. The Brazilian anti-dumping tariff regime is schedule to expire in December 2015.

Since 2008, imports of suspension PVC from China have been subject to tariffs ranging between 10.5% and 21.6%, and imports of suspension PVC from South Korea have been subject to tariffs ranging between 0% and 18.9%, depending on the producer, as a result of the imposition of anti-dumping duties by CAMEX. These duties will expire in August 2013, unless extended.

Supply and Demand

Per capita consumption of polyethylene, polypropylene and PVC resins in Brazil has grown by a compound annual growth rate of 5.9% between 1996 and 2010, reaching 24.2  kilograms per person in 2010 according to reports of CMAI. However, Brazilian consumption of these resins is significantly lower than the consumption in the United States (64.7 kilograms per person), Western Europe (58.4 kilograms per person), and Japan (46.2 kilograms per person) reported by CMAI.

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

	Estimated Total Brazilian Production	Total Imports	Total Exports	Estimated Total Brazilian Domestic Apparent Consumption
	(thousands of tons)
Olefins(1)
2010	5,119.0	0.2	252.7	4,866.5
2009	5,462.6	0.1	229.7	5,233.0
2008	4,882.0	36.9	58.0	4,860.8
Aromatics(2)
2010	1,399.2	0.3	509.9	889.5
2009	1,448.3	1.5	507.4	942.4
2008	1,340.9	8.7	543.9	805.8
Polyolefins(3)
2010	4,134.4	881.8	1,105.1	3,911.1
2009	3,851.2	696.8	1,356.6	3,191.4
2008	3,451.0	619.4	690.6	3,379.8
PVC
2010	724.9	387.0	2.2	1,109.7
2009	689.5	285.8	42.0	933.3
2008	698.7	365.6	21.7	1,042.6

___________________________

(1)   Includes ethylene, propylene and butadiene.

(2)   Includes benzene, toluene and xylene.

(3)   Includes polyethylene, polypropylene and ethyl vinyl acetate copolymer, or EVA.

Source: ABIQUIM, ALICE-Web and Braskem estimates.

North American Polypropylene Industry

The polypropylene industry in North America consists of 12 companies with an aggregate annual production capacity of 9 million tons of polypropylene. Competition is based on price, product quality, product delivery, reliability of supply, product performance and customer service. In general, demand is a function of economic growth in North America and elsewhere in the world. Based on published rated industry capacities, Braskem America, which we acquired in April 2010, is the fourth largest producer of polypropylene in North America. The rated capacity of Braskem America’s polypropylene plants at December 31, 2010 was approximately 920,000 tons per year, or approximately 10.3% of total industry capacity in North America.

Basic Petrochemicals Unit

At December 31, 2010, our Basic Petrochemicals Unit’s facilities had one of the largest annual production capacities of all first generation producers in Latin America. Including net sales to our other business units, our Basic Petrochemicals Unit generated net sales revenue of R$14,437.0 million in 2010, or 45.8% of the net sales revenue of all segments. Net sales revenue generated by sales to our other business units was R$5,730.0 million during 2010, representing 39.0% of the net sales revenue of our Basic Petrochemicals Unit.

Our Basic Petrochemicals Unit produces:

•      olefins, such as ethylene, polymer and chemical grade propylene, butadiene, isoprene and butene-1;

•      BTX products;

•      fuels, such as automotive gasoline and liquefied petroleum gas, or LPG; and

•      other basic petrochemicals, such as ethyl tertiary butyl ether, or ETBE, solvent C9 and pyrolysis C9.

The products of our Basic Petrochemicals Unit are used primarily in the manufacture of intermediate second generation petrochemical products, including those manufactured by our Polyolefins Unit and our Vinyls Unit. Our Basic Petrochemicals Unit also supplies utilities to other plants located in the Northeastern Complex and the Southern Complex, including plants of our Quattor Unit which we acquired in late April 2010, and renders services to the operators of those plants.

In 2010, 77.8% of our Basic Petrochemicals Unit’s net sales revenue (including intra-company sales) was derived from the sale of basic petrochemicals and 49.6% of our Basic Petrochemicals Unit’s net sales revenue from sales of basic petrochemicals was derived from sales made to our Polyolefins and Vinyls Units.

We believe that our Basic Petrochemicals Unit is well positioned to take advantage of increased demand for basic petrochemicals products in Brazil, both by our other business units and by third parties, and to compete in the international market. As a result of the weakness in domestic demand for thermoplastics, as well as price instability as domestic prices of our products were realigned following the decline in global petroleum prices and the significant depreciation of the real  against the U.S. dollar in the second half of 2008, we temporarily shut down one of our ethylene crackers in the Northeastern Complex and one of our ethylene crackers in the Southern Complex in December 2008. We resumed production at these facilities in February 2009 and beginning in March 2009 production reached historical capacity utilization rates. As a result of the weakness in demand for our basic petrochemical products from second-generation producers in Brazil during the second half of 2008, we diverted sales of these products to the export market and continue to export a greater percentage of these products than we have historically exported, a trend that we believe is likely to continue in the future. As the margins that we expect to be able to generate on our exported basic petrochemical products are similar to those we have historically generated on our domestic sales of these products, we do not believe that the diversion of our basic petrochemical products to the export markets will have a material adverse effect on our operations or operating income.

Products of Our Basic Petrochemicals Unit

Our other business units and third-party petrochemical producers use ethylene and propylene produced by our Basic Petrochemicals Unit to produce second generation products such as polyethylene, polypropylene and PVC. We also sell butadiene and BTX products to third-party petrochemical producers for use as raw materials in the production of a variety of second generation products, including synthetic rubber, elastomers, resins, ethyl benzene (which is used to make styrene monomer/polystyrene), linear alkyl benzene, purified terephthalic acid, dimethyl terephthalate, phthalic anhydride, plasticizers and paint.

The following table sets forth the sales volume of basic petrochemicals by our Basic Petrochemicals Unit (including our intra-company sales) for the periods indicated.

	Year Ended December 31,
	2010	2009	2008
	(thousands of tons)
Domestic sales(1):
Ethylene	2,227.5	2,253.2	2,095.1
Propylene	993.6	992.1	996.5
Butadiene	172.5	148.0	212.2
BTX products(2)	536.2	564.0	472.1
Others	419.3	371.7	299.3
Total domestic sales of basic petrochemicals	4,349.1	4,329.0	4,075.0
Total export sales of basic petrochemicals	1,175.9	1,379.6	946.2
Total sales of basic petrochemicals	5,525.0	5,708.5	5,021.2

___________________________

(1)   Includes the following intra-company sales:

•      approximately 1,937,700 tons of ethylene in 2010, 1,928,300 tons in 2009 and 1,708,300 tons in 2008;

•      approximately 671,300 tons of propylene in 2010, 628,800 tons in 2009 and 638,400 tons in 2008; and

•      approximately 25,300 tons of benzene in 2009 and 55,800 tons in 2008.

(2)  Includes benzene, toluene, ortho xylene, para xylene and mixed xylenes.

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

Condensate

Condensate is a low-density mixture of hydrocarbon liquids that are present in gaseous form in the raw natural gas produced from many natural fields and recovered through a condensation process. We resell condensate that we purchase from our raw material suppliers to RPR for further refining into naphtha which we then purchase from RPR.

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

In September 2010, we commenced production of ethylene at a new facility located in the Southern Complex that produces “green” ethylene using sugar cane ethanol received through the Santa Clara Terminal as its primary raw material. This plant has an annual production capacity of 200,000 tons of ethylene. We use all of the ethylene produced by this plant in the production of “green” polyethylene. We believe that as a result of the commencement of production of polyethylene with the ethylene produced by this facility, we are the world’s first producer of polyethylene manufactured completely from renewable resources.

The table below sets forth the primary products of our Basic Petrochemicals Unit, annual production capacity at December 31, 2010 and annual production for the years presented.

	Annual Production	Production For the Year Ended December 31,
Primary Products	Capacity	2010	2009	2008
	(in tons, except automotive gasoline)
Olefins:
Ethylene	2,732,000	2,237,530	2,255,963	2,116,926
Propylene	1,210,000	1,151,220	1,133,478	1,032,378
Butadiene	286,000	243,126	236,540	230,800
Isoprene	26,000	17,523	18,164	18,904
Butene-1	96,000	81,343	72,199	79,814
Aromatics:
Benzene	714,000	656,017	659,281	628,670
Toluene(1)	135,000	108,068	30,371	110,818
Para-xylene	203,000	161,163	148,383	129,231
Ortho-xylene	76,000	59,210	53,273	57,407
Mixed xylenes(1)	119,000	60,698	67,811	80,046
Fuels and Fuel Additives:
Automotive gasoline(2)	960,000	460,278	405,230	692,521
Low Sulfur Fuel Oil	191,000	77,978	64,078	57,722
LPG	18,000	1,490	4,982	6,485
Propane	16,000	2,419	1,962	1,946
MTBE(3)	—	—	47,656	112,807
ETBE(3)	372,000	310,939	236,388	145,619

___________________________

(1)   Actual production may exceed production capacity based on the quantity of toluene and mixed xylenes consumed in the production of para-xylene.

(2)   Automotive gasoline in cubic meters.

(3)   In July 2009 we completed the conversion of our methyl tertiary butyl ether, or MTBE, plant in the Northeastern Complex to the production of ETBE.

Raw Materials of Our Basic Petrochemicals Unit

Naphtha

Naphtha is the principal raw material that we use to produce our basic petrochemical products and represents the principal production and operating cost of our Basic Petrochemicals Unit. We also use condensate as a raw material in our basic petrochemical units in the Southern Complex.

The price of naphtha and condensate that we purchase varies primarily based on changes in the U.S. dollar-based international price of crude oil. Naphtha and condensate accounted for 70.0% of the total cost of sales of our Basic Petrochemicals Unit during 2010, and accounted for 64.0% of our direct and indirect consolidated cost of sales and services rendered during 2010.

The following table shows the average Amsterdam-Rotterdam-Antwerp market price of naphtha for the periods indicated.

	Amsterdam-Rotterdam-Antwerp Market Price of Naphtha
	2011	2010	2009	2008
	(in U.S. dollars per ton)

Average(1)	US$951.37	US$712.85	US$533.21	US$791.34
Month ended:
January	854.71	715.41	352.37	827.43
February	881.64	679.61	397.74	832.87
March	981.43	731.41	398.36	864.49
April	1,052.68	736.82	425.55	909.74
May	986.41	681.24	477.22	986.96
June		659.26	568.67	1,091.85
July		627.95	556.28	1,082.31
August		663.58	641.28	955.41
September		680.08	596.38	846.83
October		755.20	626.52	528.75
November		781.35	675.38	306.27
December		842.32	682.17	258.16

____________________________

(1)   The information in the “Average” row represents the mean average monthly naphtha prices during each respective year.

Source:  Bloomberg L.P.

Supply Contracts and Pricing of the Basic Petrochemicals Unit

The following table shows the distribution of the naphtha purchases by our Basic Petrochemicals Unit for the periods indicated.

	Year Ended December 31,
	2010	2009	2008
Petrobras	65.5%	64.7%	61.8%
SONATRACH(1)	15.5%	16.6	15.6
Repsol(2)	5.2%	9.3	11.2
Others	13.7%	9.4	11.4
Total	100%	100%	100%

____________________________

(1)   La Société Nationale pour la Recherche, la Production, le Transport, la Transformation et la Commercialisation des Hydrocarbures, or SONATRACH.

(2)   Repsol YPF Trading y Transporte S.A., or Repsol.

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

•      we are required to purchase and Petrobras is required to deliver a minimum monthly volume of naphtha;

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

Supply Arrangements with SONATRACH

La Société Nationale pour la Recherche, la Production, le Transport, la Transformation et la Commercialisation des Hydrocarbures, or SONATRACH (an Algerian national petroleum company), is our most important supplier of imported naphtha and condensate. We have imported naphtha supplied by SONATRACH since 2002. On an annual basis, we negotiate the minimum and maximum volumes of naphtha and condensate that we will purchase from SONATRACH and the pricing formula for the naphtha and condensate supplied by SONATRACH. In the event that we were unable to renew our supply arrangements with SONATRACH, we believe that we could purchase sufficient quantities of naphtha from other suppliers, including Petrobras, to meet the supply needs of our basic petrochemicals plants in the Northeastern Complex and the Southern Complex.

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

Other Supply Contracts

As part of our strategy to diversify our sources of supply of naphtha, we are acquiring naphtha under supply arrangements with PDVSA and with others suppliers in Latin America and North Africa.

Spot Market Purchases of Naphtha

In addition to our supplies of naphtha under the agreements described above, we purchase naphtha on the spot market from time to time from foreign suppliers located in North Africa and South America.

Ethanol Supply Contracts

In March 2010, we entered into an ethanol supply contract with a major producer of ethanol to supply our new facility that produces ethylene using sugar cane ethanol. The agreement takes effect on August 2010. Under this contract, we are required to purchase an annual supply of ethanol sufficient to meet approximately 26% of the capacity of this ethylene plant. The price that we pay under this contract is determined by reference to the monthly price of combustible hydrated alcohol as published by the Center for Advanced Studies in Applied Economics of the Superior School of Agriculture (Centro de Estudos Avançados em Economia Aplicada da Escola Superior de Agricultura – CEPEA/ESALQ). The initial term of this agreement expires in July 2015 and this agreement is renewable for a term to be agreed upon by both parties.

We also purchase ethanol under a variety of additional ethanol supply contracts of varying duration with other ethanol producers. The price that we pay for ethanol under most of these contracts is determined by reference to market indexes. In addition, we purchase ethanol on the spot market from time to time to supplement the supplies that we obtain under these contracts.

Utilities

We self-generate approximately 37% of the Northeastern Complex’s energy consumption requirements, and the remainder is furnished by Companhia Hidro Elétrica do São Francisco, or CHESF, a Brazilian government-owned electric power generation company located in the State of Bahia, and by Companhia de Eletricidade do Estado da Bahia—COELBA.

We self-generate approximately 27% of the Southern Complex’s energy consumption requirements, and the remainder is acquired primarily under auction contracts in the free market for energy (Mercado Livre de Energia) from several companies.

Sales and Marketing of Our Basic Petrochemicals Unit

Basic Petrochemicals

We sell our basic petrochemical products principally in Brazil, mainly to second generation petrochemical producers, including our other business units, as well as to customers in the United States, Europe, South America and Asia.

As is common with other first generation petrochemical producers, our Basic Petrochemicals Unit has a high concentration of sales to a limited number of customers. Net sales to our Basic Petrochemicals Unit’s 10 largest customers (excluding intra-company sales) accounted for 57.3% of our Basic Petrochemicals Unit’s total net sales revenue (excluding intra-company sales) during the year ended December 31, 2010.

As part of our commercial strategy, our Basic Petrochemicals Unit focuses on developing longer-term relationships with our customers. We have entered into long-term supply contracts with Oxiteno do Nordeste S.A. that expires in December 2021 and Innova S.A., or Innova, that expires in August 2015. These supply contracts are automatically renewable for additional terms of five years (Innova) or 10 years (Oxiteno), unless one party notifies the other of its intention not to renew. These contracts also provide for minimum and maximum quantities to be purchased and monthly deliveries.

We determine the domestic prices that we charge for ethylene by reference to Western European contract prices. We determine the domestic prices that we charge for propylene based on a formula under which 62% of the price is determined by reference to U.S. Gulf prices and the remaining 38% of the price is determined by reference to Northwest Europe prices. We determine the domestic price of butadiene by reference to the North American contract price for these products, and our price for butadiene, unlike our prices for our other basic petrochemical products, include freight costs. We set the domestic prices of benzene and ortho-xylene by reference to North American spot market prices. We set the domestic prices of solvents by reference to international market prices and we determine the domestic prices for our other olefins and aromatics products with reference to several market indicators.

We export basic petrochemicals mainly to customers in the United States and in Europe. We set export prices for:

•      benzene, toluene and para xylene with reference to market prices prevailing in the U.S. Gulf market; and

•      propylene, ETBE, ortho-xylene, butene-l and isoprene with reference to market prices prevailing in the European market.

We are focused on maintaining our leading position in the Brazilian market, while continuing to use our exports to hedge our operations and adjust the imbalances between demand and production. Export net sales of our Basic Petrochemicals Unit represented 27.3% of our Basic Petrochemicals Unit’s net sales revenue during 2010.

The following table sets forth export volumes of our Basic Petrochemicals Unit for the years indicated:

	For the Year Ended December 31,
	2010	2009	2008
Basic petrochemical export sales volumes (thousands of tons)	1,175.8	1,132.8	946.2
As % of total basic petrochemical sales volume of Basic Petrochemicals Unit	21.3%	20.7%	18.8%

Fuels

We sell automotive gasoline and LPG to Petrobras and fuel distribution companies. Our Basic Petrochemicals Unit has been authorized by the ANP to produce and sell automotive gasoline since August 15, 2000. We sold approximately 462,800 cubic meters of type “A” automotive gasoline in 2010.

We set the domestic prices for fuels by reference to Brazilian market prices and we set export prices for automotive gasoline with reference to market prices prevailing in the U.S. Gulf market. Domestic net sales revenue of our Basic Petrochemicals Unit from automotive gasoline was R$543.2 million in 2010, and export net sales revenue of our Basic Petrochemicals Unit from automotive gasoline was R$52.2 million in 2010.

Utilities

We produce electric power, steam, treated water and compressed air for our own use and for sale to other second generation producers in the Northeastern Complex and the Southern Complex and other companies located outside of these complexes. We the prices of utilities based on our production costs. In 2010, our net sales revenue from sales of utilities (including sales to our other business units) was R$545.4 million.

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

As a result of the weakness in demand for our basic petrochemical products from second-generation producers in Brazil during the second half of 2008, we diverted sales of these products to the export market and continue to export a greater percentage of these products than we have historically exported, a trend that we believe is likely to continue in the future. Competition in the international markets for these products is primarily based on the price of delivered products and competition has increased since mid-2008 as the balance between supply and demand was disrupted due to the impact of the global economic downturn on consumers of these products. This disruption of the balance between supply and demand for our olefins products continued in 2010 as additional ethylene capacity was commissioned. In the international markets for our basic petrochemical products, we compete with a large number of producers, some of which are substantially larger and have substantially greater financial, manufacturing, technological and marketing resources than our company.

Polyolefins Unit

At December 31, 2010, our polyolefins production facilities had the largest annual production capacity of all second generation producers of polyolefins products in Latin America. Our Polyolefins Unit generated net sales revenue of R$8,378.7 million during 2010, or 26.6% of the net sales revenue of all segments.

In May 2009, Triunfo merged with and into Braskem. Prior to this merger, Triunfo owned and operated a polyethylene plant located in the Southern Complex with an annual production capacity of 160,000 tons.

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

In May 2007, we temporarily closed our PET plant and in December 2008, we permanently closed our PET plant. Between May 2007 and June 2009, we continued to serve our PET customers with PET purchased from M&G Polimeros Brasil S.A., or M&G, the largest PET producer in Brazil and a subsidiary of M&G Finanziaria Industriale S.p.A.

The following table sets forth a breakdown of the sales volume of our Polyolefins Unit by product line and by market for the years indicated.

	Year Ended December 31,
	2010	2009	2008(1)
	(thousands of tons)
Domestic sales:
Polyethylene(2)	1,089.9	990.7	963.9
Polypropylene	766.4	698.5	643.0
EVA	33.7	22.9	13.3
PET(3)	—	18.0	42.9
Other	16.4	34.8	8.1
Total domestic sales	1,906.4	1,765.0	1,671.2
Total export sales	822.3	950.0	542.7
Total Polyolefins Unit sales	2,728.8	2,715.0	2,213.9

____________________________

(1)   Includes Paulínia as from April 1, 2008.

(2)   Excludes EVA.

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

Polypropylene Products

Polypropylene is a versatile polymer with a high strength-to-weight ratio. This thermoplastic resin may be manufactured with a variety of properties that permit its use in different processes, such as injection, extrusion, blow molding and thermoforming. Through these processes, polypropylene may be used as a primary raw material for many applications, including the manufacture of carpet fibers, non-woven fabrics for diapers, injection molded parts for durable packaging and automobiles, medical instruments, flexible packaging for candy, pasta and cookies, and bottles for beverages. The balance between the mechanical properties and the high thermal resistance of polypropylene is a primary reason why this thermoplastic resin has begun to replace engineering materials such as acrylonitrile-butadiene-styrene, or ABS, polycarbonate and nylon in domestic appliances and machinery. The lack of toxicity and high chemical resistance of polypropylene permits it to be used in applications with strict sanitary specifications, including in the food and pharmaceutical industries.

Production Facilities of Our Polyolefins Unit

At December 31, 2010, our Polyolefins Unit owned 11 production facilities. Our Polyolefins Unit operates five plants located in the Southern Complex and three plants located in the Northeastern Complex. During 2008, we expanded the annual production capacity of our polyethylene plants in the Northeastern Complex by 20,000 tons and expanded the annual production capacity of our polypropylene plant in the Southern Complex by 30,000 tons.

In connection with the construction of our new ethylene plant in the Southern Complex, we undertook a series of efficiency enhancement projects at our polyethylene plants in the Southern Complex as a result of which we increased the annual production capacity of our HDPE/LLDPE plants by 25,000 tons as of the commencement of production of our new ethylene plant in September 2010. We use the ethylene produced by our new ethylene plant from sugar cane ethanol for use in the production of “green” polyethylene for which we are able to charge a premium. As a result of our commencement of production of “green” polyethylene, we believe that we are the world’s first producer of polyethylene manufactured completely from renewable resources.

The table below sets forth for each of our primary polyolefins products, our annual production capacity at December 31, 2010 and annual production for the years presented.

	Annual Production	Production For the Year Ended December 31,
Primary Products	Capacity	2010	2009	2008(1)
	(in tons)	(in tons)
Polyethylene(2):
LDPE(3)	535,000	419,340	414,404	319,212
HDPE/LLDPE(4)	925,000	793,786	784,208	684,295
HDPE(5)	400,000	333,056	363,461	357,257
HDPE/UHMWP(6)	160,000	97,027	120,807	87,322
Polypropylene(7)	1,090,000	953,014	899,968	786,016

____________________________

(1)   Includes Paulínia as from April 1, 2008.

(2)   Excludes EVA.

(3)   Represents capacity and production at three plants.

(4)   Represents capacity and production at four plants with swing line capable of producing three types of resins. Capacity varies depending on actual production.

(5)   Represents capacity and production at one plant.

(6)   Represents capacity and production at one plant with swing line capable of producing three types of resins. Capacity varies depending on actual production.

(7)   Represents capacity and production at three plants.

Raw Materials of Our Polyolefins Unit

Ethylene and Propylene

The most significant direct costs associated with our production of polyethylene and polypropylene are the costs of purchasing ethylene and propylene, which together accounted for 88.8% of our Polyolefins Unit’s total variable cost of production during 2010. During 2010, ethylene and propylene supplied by our Basic Petrochemicals Unit represented 88.9% of the Polyolefin Unit’s total cost for ethylene and propylene. Our Polyolefins Unit purchases ethylene and propylene from our Basic Petrochemicals Unit at prices determined by reference to international market prices for these products.

In March 2007, we entered into two five-year propylene supply contracts with Refinaria Alberto Pasqualini S.A., or REFAP, a refinery that is owned and operated by Petrobras. Under these contracts, we will purchase an initial annual supply of between 92,500 and 100,000 tons of propylene, representing between 92.5% to 100% of REFAP’s current annual propylene production capacity of 100,000 tons. As REFAP expands its propylene production capacity, we will be obligated to purchase at least 70% of REFAP’s propylene production until REFAP’s annual production capacity reaches 162,000 tons. We will have the right to purchase 100% of REFAP’s production in excess of 162,000 tons. If we exercise this right, our minimum purchase obligation under these contracts will be increased correspondingly.

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

Prior to the second quarter of 2009, Paulínia operated using propylene that it purchased from our company and from Refinaria Henrique Lage, or REVAP, a refinery that is owned and operated by Petrobras. Since June 2009, we have received propylene under this contract from Refinaria do Planalto Paulista, or REPLAN, and REVAP.

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

Net sales revenue to the 10 largest customers of our Polyolefins Unit accounted for 27.4% of our Polyolefins Unit’s total net sales revenue during 2010. No customer of our Polyolefins Unit accounted for more than 5.3% of our total net sales revenue in 2010, 2009 or 2008.

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

In addition to direct sales of polyolefins to our customers, our Polyolefins Unit sells products in Brazil through exclusive independent distributors. Our Polyolefins Unit is served by six distributors and has entered into formal agreements with three of these distributors, all of which by their terms expire in 2015.

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

Export Sales

Our volume of polyolefins export sales has generally varied based upon the level of domestic demand for our products. Our Polyolefins Unit has a sales office in Argentina which we use to consolidate our marketing efforts in Argentina. Our Polyolefins Unit has a sales office in The Netherlands which we use to support our European customers, improve our knowledge of the European market, optimize our logistics process in this market and develop regional partners. In addition to our offices in Argentina and The Netherlands, our Polyolefins Unit maintains an office in the United States that is focused on further developing the market for engineering plastics under the UTEC™ brand. We also maintain a sales office in Chile and opened sales offices in Colombia in October 2010 to serve the Andean and Central American region and in Singapore in May 2011 to serve the Southeast Asian market.

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

The following table sets forth export volumes of our Polyolefins Unit for the periods indicated.

	For the Year Ended December 31,
	2010	2009	2008(1)
Export sales volumes (thousands of tons)	822.3	950.0	538.9
As % of total sales volume of Polyolefins Unit	30.1%	35.0%	24.0%

____________________________

(1)   Includes Paulínia as from April 1, 2008.

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

Competition

Following the Quattor Acquisition, we are the only producer of polyethylene and polypropylene in Brazil. We compete with importers of polyolefins producers, primarily producers located in other countries in the Americas. Brazilian polyelefins imports increased by 11.2% in 2010 compared to 2009, representing 24.3% of aggregate Brazilian polyethylene and polypropylene consumption in 2010. These increases in imports resulted primarily from (1) the increase in the value of the real relative to other currencies, principally the U.S. dollar, (2) the increased competitive advantage of U.S. based polyethylene producers, which rely on ethylene produced using ethane as a raw material, as a result of the lower relative cost of ethane in the U.S. compared to international naphtha prices, and (3) a trend by Brazilian polyolefins consumers towards the purchase of lower value-added polyolefins products.

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

Quattor Unit

As a result of the transactions described under “—History and Development of Our Company—Quattor Acquisition” and “—History and Development of Our Company—Reorganization of the Quattor Companies,” we own Quattor, RioPol and Braskem Petroquímica.

As a result of our acquisition of control of Quattor, we have consolidated the results of Quattor, Quattor Química (which has merged with and into Quattor), RioPol, Braskem Petroquímica and their subsidiaries into our financial statements as from May 1, 2010.

As a result of our acquisition of control of Quattor, we consolidated the results of Polibutenos (which merged with and into Quattor Química) into our financial statements as from May 1, 2010.

Our Quattor Unit, which we have consolidated into our financial statements as from May 1, 2010, generated net sales revenue of R$4,431.7 million during the eight-month period ended December 31, 2010, or 14.1% of the net sales revenue of all segments during 2010.

Following the approval of our acquisition of Quattor and its subsidiaries by CADE in February 2011, we implemented a new organizational structure that we believe reflects our business activities and corresponds to our principal products and production processes. As a result, the basic petrochemicals operations have been combined with the operations of our Basic Petrochemicals Unit and the polyolefins operations of our Polyolefins Unit have been combined with our Polyolefins Unit. We will report the results of our segments giving effect to this new organizational structure for periods after December 31, 2010.

Quattor

Quattor (as the successor to Quattor Química and Polibutenos) owns and operates (1) the basic petrochemicals unit in the São Paulo Complex, the oldest petrochemical complex in Brazil, which began operations in 1972; (2) an LDPE plant in the petrochemicals complex located in Santo André in the State of São Paulo, which we refer to as the ABC Complex, with a maximum annual production capacity of 130,000 tons of LDPE; (3) a swing-line plant in the ABC Complex capable of producing LLDPE and HDPE with a maximum annual production capacity of 230,000 tons of LLDPE and HDPE; (4) an LDPE plant in located in Cubatão in the State of São Paulo, with a maximum annual production capacity of 140,000 tons, and (5) a polyisobutylene plant in the City of Mauá in the State of São Paulo with maximum annual production capacity of 35,000 tons of varying grades of polyisobutylene.

RioPol

RioPol owns and operates (1) the basic petrochemicals unit in the Rio de Janeiro Complex, the newest petrochemical complex in Brazil, which began operations in 2006; and (2) a swing-line plant in the Rio de Janeiro Complex capable of producing LLDPE and HDPE with a maximum annual production capacity of 540,000 tons of LLDPE and HDPE.

Braskem Petroquímica

Braskem Petroquímica owns and operates three polypropylene plants located in Camaçari in the State of Bahia, Duque de Caxias in the State of Rio de Janeiro and Mauá in the State of São Paulo with a combined annual production capacity of 875,000 tons.

Basic Petrochemical Products and Production Facilities of Quattor and RioPol

Quattor and RioPol produce a similar variety of basic petrochemicals as those produced by our Basic Petrochemicals Unit. In addition, Quattor is the only Brazilian producer of cumene, which it supplies to Rhodia Polyamide for use in the production of nylon fibers and bisphenol A, a feedstock for the production of polycarbonate resins. Quattor and RioPol supplies ethylene and propylene to their polyethylene plants, the polypropylene plants of Braskem Petroquímica and to third-party petrochemical producers. Quattor also sells butadiene, cumene, and a variety of aromatics, including BTX products, to third-party petrochemical producers for use as raw materials in the production of a variety of second generation products.

The following table sets forth a breakdown of the sales volume of the combined basic petrochemical operations of Quattor and RioPol (including intra-company sales) for the periods indicated.

	Year Ended December 31,
	2010	2009	2008
	(thousands of tons)
Domestic sales(1):
Ethylene	1,030.1	805.4	775.8
Propylene	364.3	237.1	257.6
Cumene	288.9	239.8	191.3
Butadiene	77.7	57.8	50.0
BTX products(2)	343.3	299.4	224.6
Others	38.7	67.9	119.6
Total domestic sales of basic petrochemicals	2,143.0	1,707.4	1,197.5
Total export sales of basic petrochemicals	22.4	25.4	122.4
Total sales of basic petrochemicals	2,165.4	1,732.8	1,319.9

(1)   Includes the following intra-company sales:

•      approximately 812,600 tons of ethylene in 2010, 593,600 tons in 2009 and 191,100 tons in 2008;

•      approximately 364,300 tons of propylene in 2010, 237,100 tons in 2009 and 200,300 tons in 2008; and

•      approximately 191,400 tons of benzene in 2010, 161,600 tons in 2009 and 123,600 tons in 2008.

 (2)  Includes benzene, ortho xylene, para xylene and mixed xylene.

Quattor owns and operates three major basic petrochemicals units in the São Paulo Complex (one olefins unit, one aromatics unit and a utilities unit). RioPol owns and operates two major basic petrochemicals units in the Rio de Janeiro Complex (one olefins unit and a utilities unit).

In 2008, Quattor expanded its basic petrochemicals plant to increase its annual production capacity of ethylene by 200,000 tons and its annual production capacity of propylene by 30,000 tons. A portion of this additional capacity is designed to produce ethylene and propylene by separating these petrochemicals from other components contained in light refinery hydrocarbons. In connection with this expansion, Quattor agreed to fund the construction of (1) a new facility at REVAP to compress and purify light refinery hydrocarbons, and (2) pipelines to deliver light refinery hydrocarbons to the São Paulo Complex. This facility commenced production in May 2010.

Since commencing operations in 2006, RioPol’s production of basic petrochemicals has been adversely affected by the irregular supply of raw materials. In order to improve the reliability of the supply of raw materials to RioPol, Petrobras has undertaken improvements of its facilities at its processing plant at Cabiúnas in the State of Rio de Janeiro and of its pipelines that transport gas produced in the Campos Basin. These improvements were completed during the second quarter of 2011 and we believe that these improvements will substantially eliminate the irregular supply of raw materials to the RioPol plant and that as a result, this plant will be able to regularly operate at its annual production capacity of 520,000 tons of ethylene.

The table below sets forth the primary basic petrochemical products of Quattor and RioPol, combined annual production capacity at December 31, 2010 and combined annual production for the years presented.

	Annual Production Capacity	Production For the Year Ended December 31,
Primary Products		2010	2009	2008
	(in tons, except automotive gasoline)
Olefins:
Ethylene	1,220,000	1,039,974	830,140	786,429
Propylene	375,000	368,607	296,333	259,600
Butadiene	80,000	78,583	58,063	49,974
Aromatics:
Benzene	265,000	252,761	228,404	165,978
Cumene	320,000	287,639	243,940	185,142
Toluene	60,000	41,041	19,034	12,481
Ortho-xylene	50,000	32,192	28,816	17,775
Mixed xylenes	47,000	28,014	27,991	25,668
Fuels and Fuel Additives:
Automotive gasoline(1)	296,000	267,105	257,895	225,250
LPG	70,000	34,294	59,725	47,968

___________________________

(1)   Automotive gasoline in cubic meters per year.

Polyolefins Products and Production Facilities of Quattor, RioPol and Braskem Petroquímica

Quattor and RioPol each produce polyethylene and Braskem Petroquímica produces polypropylene. The following table sets forth a breakdown of the sales volume of the combined polyolefins operations of Quattor, RioPol and Braskem Petroquímica for the periods indicated.

	Year Ended December 31,
	2010	2009	2008
	(thousands of tons)
Domestic sales:
Polyethylene	556.5	434.4	394.1
Polypropylene	471.4	425.1	403.6
Other	—	—	8.9
Total domestic sales of Quattor’s polyolefins operations	1,027.9	859.3	806.6
Total export sales of Quattor’s polyolefins operations	331.7	412.5	230.0
Total sales of Quattor’s polyolefins operations	1,359.7	1,271.8	1,036.6

The table below sets forth the polyolefins products of Quattor, RioPol and Braskem Petroquímica, their combined annual production capacity at December 31, 2010 and their combined annual production for the years presented.

	Annual Production	Production For the Year Ended December 31,
Primary Products	Capacity	2010	2009	2008
	(in tons)	(in tons)
Polyethylene:
LDPE(1)	270,000	246,010	242,945	197,401
HDPE/LLDPE(2)	770,000	581,116	386,168	412,672
Polypropylene(3)	875,000	634,892	585,563	478,866

____________________________

(1)   Represents capacity and production at two plants.

(2)   Represents capacity and production at two plants with swing line capable of producing two types of resins, including a plant that commenced production in May 2009. Capacity varies depending on actual production.

(3)   Represents capacity and production at three plants.

Raw Materials of Quattor, RioPol and Braskem Petroquímica

Naphtha

Naphtha is the principal raw material that Quattor uses to produce basic petrochemical products in the São Paulo Complex and represents the principal production and operating cost of the basic petrochemical unit in the São Paulo Complex. The price of naphtha and condensate that Quattor purchases varies primarily based on changes in the U.S. dollar-based international price of crude oil.

In May 2006, Quattor Química and Petrobras entered into a Petrochemical Naphtha Purchase and Sale Contract for the supply of naphtha to Quattor’s basic petrochemicals plants located in São Paulo Complex, which superseded a previous naphtha supply agreement between the parties. The initial term of this contract expires in December 2010 and is automatically renewable for one five-year period, unless either party notifies the other party in writing, at least one year prior to the expiration of the contract, that it does not intend to renew the contract. We have neither given nor received any notice of the non-renewal of this contract.

In October 2010, this contract was amended to extend the term of this contract until February 2014 and to provide that the contract is renewable for one five-year period, unless either party notifies the other party in writing at least one year prior to the expiration of the contract that it does not intend to renew the contract. Under the terms of our amended naphtha supply contract:

•      Petrobras agrees to sell and deliver naphtha to Quattor’s basic petrochemicals plants in the São Paulo Complex exclusively for use as a raw material;

•      Quattor is required to purchase and Petrobras is required to deliver a minimum annual volume of naphtha;

•      Quattor agrees to provide Petrobras with a firm commitment order for naphtha each year;

•      the price that Quattor pays for naphtha under this contract is based on a variety of factors, including the market prices of naphtha and a variety of petrochemical derivatives, the volatility of the prices of these products in the international markets, the real/U.S. dollar exchange rate, and the level of paraffinicity of the naphtha that is delivered;

•      the contract will be amended in the event that unforeseen extraordinary events occur that cause a disruption in the economic-financial equilibrium of the contract; and

•      Petrobras may terminate the contract, without prior notice, in the event of: (1) Quattor’s failure to cure any breach of the contract following a 30-day grace period; (2) a force majeure event that continues for more than 180 days; (3) Quattor transfers or offers as a guaranty all or part of its rights and obligations under the contract to a third party without Petrobras’ consent; (4) an alteration of Quattor’s ownership or corporate purposes that conflicts with the object of the contract; (5) a change of entity type, merger, sale, spin-off or any other corporate reconstruction of Quattor that may conflict with the execution of contract’s object; or (6) the dissolution, bankruptcy or liquidation of Quattor

Ethane and Propane

Ethane and propane are the principal raw materials that RioPol uses to produce its basic petrochemical products in the Rio de Janeiro Complex and represents the principal production and operating cost of the basic petrochemical unit in the Rio de Janeiro Complex. The price of ethane and propane that RioPol purchases varies primarily based on changes in the U.S. dollar-based international price of these feedstocks.

In December 2000, RioPol and Petrobras entered into an ethane and propane supply agreement. The initial term of this contract expires in 2020 and this agreement is automatically renewable for one two-year period, unless either party notifies the other party in writing, at least one year prior to the expiration of the contract, that it does not intend to renew this agreement. Under the terms of this agreement:

•      Petrobras agrees to sell and deliver ethane and propane to RioPol’s basic petrochemical plant in the Rio de Janeiro Complex exclusively for use as a raw material;

•      RioPol is required to purchase and Petrobrás is required to deliver a minimum annual volume of ethane and/or propane;

•      RioPol agrees to provide Petrobras with a firm commitment order for ethane and propane each month, together with an estimate of the volume of ethane and propane that RioPol will purchase over the immediately succeeding four months;

•      the price for ethane and propane is based on the US Marketscan Mont Belvieu price;

•      the contract will be amended in the event that unforeseen extraordinary events occur that cause a disruption in the economic-financial equilibrium of the contract; and

•      Petrobras may terminate the contract, without prior notice, in the event of: (1) RioPol’s failure to cure any breach of the contract following a 60-day grace period; (2) a force majeure event that continues for more than 365 days; (3) RioPol transfers or offer as a guaranty all or part of its rights and obligations under the contract to a third party without Petrobras’ consent; and (4) the dissolution, bankruptcy or liquidation of RioPol.

We have entered into negotiations with Petrobras to amend the methodology used to calculate the obligations of our company to purchase and of Petrobrás to deliver ethane and propane under this contract.

In January 2005, Quattor Química and Petrobras entered into an agreement for the purchase and sale of a chain of light refinery hydrocarbons, from which we separate ethylene and propylene. This agreement provides that Quattor and Petrobras will negotiate the renewal of this agreement prior to its expiration in 2020 and that, in the event that Petrobras does not intend to renew this agreement, it must notify Quattor at least two years prior to the expiration of this agreement and must perform under the terms and conditions of this agreement until 2028. Under the terms of this agreement:

•      Petrobras agrees to sell and deliver light refinery hydrocarbons to Quattor’s basic petrochemical plant in the São Paulo Complex exclusively for use as raw materials;

•      Quattor is required to purchase and Petrobras is required to deliver a minimum daily volume of light refinery hydrocarbons;

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

Ethylene and Propylene

The basic petrochemicals plants of Quattor provide all of the ethylene used by Quattor’s polyethylene plants. The basic petrochemicals plants of RioPol provide all of the ethylene used by RioPol’s polyethylene plant. The basic petrochemicals plants of Quattor and our Basic Petrochemicals Unit provide approximately two-fifths of the propylene used by Braskem Petroquímica’s polypropylene plants.

Between May 2001 and February 2006, Braskem Petroquímica (formerly known as Quattor Petroquímica) and Petrobras entered into five propylene supply contracts. These contracts have initial terms expiring at various dates between May 2016 through February 2026 and two of these contracts are automatically renewable for additional five-year terms, unless either party notifies the other party in writing, at least six months prior to the expiration of the contract, that it does not intend to renew the contract. Under the terms of these contracts:

•      Petrobras has agreed to sell and deliver propylene to Braskem Petroquímica’s polypropylene plants in the States of São Paulo and Rio de Janeiro exclusively for use as a raw material;

•      Petrobras has agreed to supply an aggregate of 440,000 tons of propylene to Braskem Petroquímica annually;

•      Braskem Petroquímica agrees to provide Petrobras with a firm commitment order for propylene each month, together with an estimate of the volume of propylene that Braskem Petroquímica will purchase over the immediately succeeding three or four months;

•      the price that Braskem Petroquímica pays for propylene under these contracts is based primarily on the Independent Commodity Information Services London Oil Reports (Singapore), or ICIS-LOR, price for propylene in the U.S. Gulf Coast;

•      the contract will be amended in the event that unforeseen extraordinary events occur that cause a disruption in the economic-financial equilibrium of the contract; and

•      Petrobras may terminate the contract, without prior notice, in the event of: (1) Braskem Petroquímica’s failure to cure any breach of the contract following a 30-day grace period; (2) a force majeure event occurs, although some of these contracts require that the force majeure event continues for more than 180 days; (3) Braskem Petroquímica transfers or offer as a guaranty all or part of its rights and obligations under the contract to a third party without Petrobras’ consent; (4) an alteration of Braskem Petroquímica’s management or corporate purposes that conflicts with the object of the contract; (5) the dissolution, bankruptcy or liquidation of Braskem Petroquímica; and (6) a change of entity type, merger, sale, spin-off or any other corporate reconstruction of Braskem Petroquímica that conflicts with or impedes the execution of contract’s object.

Utilities

Quattor self-generates approximately 43% of the São Paulo Complex’s energy consumption requirements, and the remainder is acquired primarily under auction contracts in the free market for energy (Mercado Livre de Energia) from Tractebel Energia S.A.

RioPol purchases substantially all of the energy consumption requirements of the Rio de Janeiro Complex’s from Petrobras Energia and Ampla under long-term contracts, which expire in 2015 and 2021, respectively.

Quattor’s basic petrochemicals plants supply its polyethylene plants with steam and water. RioPol purchases steam and water for its polyethylene plant from Lanxess Participações Ltda. We supply steam and water to Braskem Petroquímica’s plant in the Northeastern Complex from our basic petrochemicals plant in the Northeastern Complex. Braskem Petroquímica’s other plants receive their water supplies from Petrobras’ Refinaria de Capuava, or RECAP, and are self-sufficient producers of steam.

Other Materials

RioPol use butene and hexene as raw materials in the production of HDPE and LLDPE and Braskem supplies the butene requirements of RioPol. Quattor and RioPol import most of their hexene requirements from suppliers located in South Africa. Quattor, RioPol and Braskem Petroquímica import all of the catalysts that they use.

Sales and Marketing of the Products of Quattor, RioPol and Braskem Petroquímica

Basic Petrochemicals

Quattor and RioPol sell the basic petrochemical products that they do not consume to produce second generation products principally in Brazil, mainly to second generation petrochemical producers. Quattor and RioPol also produce utilities for their own use and for sale to other companies, including companies located outside of the São Paulo Complex and the Rio de Janeiro Complex.

As is common with other first generation petrochemical producers, Quattor and RioPol have a high concentration of sales of their basic petrochemicals to a limited number of customers. Quattor has entered into long-term supply contracts under which it sells ethylene to three second generation producers located in the São Paulo Complex. These supply contracts generally have an initial 15-year term and may be renewed pursuant to prior negotiation between the parties 12 months before the expiration of the contract. These contracts also provide for minimum and maximum quantities to be purchased and monthly deliveries. Quattor also sells automotive gasoline and LPG to Petrobras and fuel distribution companies.

Polyolefins

Quattor, RioPol and Braskem Petroquímica sell polyethylene and polypropylene products to approximately 500 customers. Their polyolefins customers are third generation petrochemical producers that manufacture a wide variety of plastic-based consumer and industrial goods. During  2010, approximately 84% of the combined sales of polyolefins products of Quattor, RioPol and Braskem Petroquímica were to customers located in Brazil. Quattor, RioPol and Braskem Petroquímica focus on developing longer-term relationships with their customers, working closely with their customers to determine their customers’ needs, to provide technical assistance and to coordinate the production and delivery of their products. Customers submit annual proposals giving their estimated monthly requirements for the upcoming year for each of the polyolefins products of Quattor, RioPol and Braskem Petroquímica, including technical specifications, delivery terms and proposed payment conditions.

Export sales represented approximately 16% of the combined net sales revenue derived by Quattor, RioPol and Braskem Petroquímica from sales of polyolefins products during 2010.

Competition

The basic petrochemical customers of Quattor and RioPol, which are mostly second generation petrochemical producers with plants located in the Brazilian petrochemical complexes, would have difficulty obtaining their feedstocks from other sources at lower prices due to the high cost of transportation of these products, as well as other logistical difficulties. In addition, because Brazil produces sufficient quantities of olefins to meet domestic demand, imports of these products are generally sporadic and usually related to scheduled plant maintenance shutdowns or to meet unsatisfied domestic demand.

Quattor, RioPol and Braskem Petroquímica compete with polyolefins producers located mainly in Argentina and, to a lesser extent, with other importers of these products. Quattor, RioPol and Braskem Petroquímica compete for export sales of their polyolefins products in other countries in Latin America and in markets in the United States, Asia and Europe. The export businesses of Quattor, RioPol and Braskem Petroquímica are commodities businesses and Quattor, RioPol and Braskem Petroquímica compete with a variety of resin producers, some of which have greater financial, research and development, production and other resources than our company. The competitive position in the export markets that are served by Quattor, RioPol and Braskem Petroquímica is primarily based on raw material costs, selling prices, product quality and customer service and support.

Vinyls Unit

We are the leading producer of PVC in Brazil, based on sales volumes in 2010. At December 31, 2010, our PVC production facilities had the largest annual production capacity in Latin America. Our Vinyls Unit generated net sales revenue of R$1,799.3 million in 2010, or 5.7% of our net sales revenue of all segments.

Our Vinyls Unit is the only vertically integrated producer of PVC in Brazil. Our PVC production is integrated through our production of chlorine and other raw materials. Our Vinyls Unit also manufactures caustic soda, which is used by producers of aluminum and paper, ethylene dichloride, or EDC, and chlorine, and which we use to manufacture EDC. In 2010, 71.6% of our Vinyls Unit’s net sales revenue was derived from the sale of PVC products, 21.4% was derived from the sale of caustic soda and 3.9% from the sale of EDC and the remainder from the sale of other products.

In 2010, we had an approximate 47% share of the Brazilian PVC market, based on sales volumes of our Vinyls Unit.

Products of Our Vinyls Unit

The following table sets forth a breakdown of the sales volume of our Vinyls Unit by product line and by market for the years indicated.

	Year Ended December 31,
	2010	2009	2008
	(thousands of tons)
Domestic sales:
PVC(1)	504.8	457.4	496.3
Caustic soda	470.3	402.2	463.3
Other(2)	112.0	100.3	142.6
Total domestic sales	1,087.0	959.9	1,102.2
Total export sales	95.3	139.0	97.7
Total Vinyls Unit sales	1,182.4	1,099.0	1,199.9

____________________________

(1)   Includes sales of products of our PVC plant in the State of São Paulo, which was permanently closed in January 2010.

(2)   Includes chlorine, hydrogen, caustic soda flake and sodium hypochlorite.

PVC and EDC

PVC is a versatile polymer, and global production volume of PVC is the second highest among all commercial plastics. We produce suspension and paste PVC in various grades.

Suspension PVC represented all of our PVC production in 2010. The grades of PVC produced by the suspension production process are the most widely used, including for use in the manufacture of pipes and fittings, laminated products, shoes, sheeting, flooring, cable insulation, electrical conduit, packaging and medical applications. The grades of paste PVC are more specialized products and are used in the manufacture of toys, synthetic leather, flooring materials, bottle caps and seals, automobile corrosion prevention treatments and wallpaper coatings.

In October 2009, we decided to close our emulsion PVC plant in the State of São Paulo as from January 31, 2010. This plant produced specialty resins using vinyl monochloride, or MVC, that was shipped from our vinyls plant in Camaçari. Difficulties in transporting and delivering this raw material to our São Paulo PVC plant made the continued operation of this plant economically unfeasible. This plant will be used as a product distribution center with capacity to store and distribute other PVC specialty resins and other resins. In order to serve our customers with the resins that had been produced by this plant, we entered into an agreement to purchase these resins from Mexichem Colombia S.A.

Our Vinyls Unit also produces EDC, the principal feedstock used in the production of PVC. We used 81.9% of our EDC production in 2010 for further processing into PVC and sold the remainder in the Brazilian and Asian markets.

Caustic Soda

Our Vinyls Unit also produces caustic soda. Caustic soda is a basic commodity chemical that is sold to producers of aluminum, pulp and paper, petrochemicals and other chemicals, soaps and detergents and to waste treatment plants. Caustic soda is also used in the textile industry to make fabrics more absorbent and to improve the strength of dyes, as well as in food processing and electroplating. We used 2.5% of our caustic soda production in 2010 and sold the remainder to third parties.

Production Facilities of Our Vinyls Unit

We own five vinyls production facilities. Two of our facilities are located in the Northeastern Complex, and two others are located in the State of Alagoas. Our fifth facility is located in the City of São Paulo.

The table below sets forth for each of our primary vinyls products, our annual production capacity at December 31, 2010 and annual production for the years presented.

	Annual Production	Production For the Year Ended December 31,
Primary Products	Capacity	2010	2009	2008
	(in tons)
PVC(1)	510,000	475,559	477,534	513,797
Caustic Soda(2)	539,000	460,773	435,908	496,907
EDC(3)	520,000	493,177	468,123	521,677

____________________________

(1)   Represents capacity at two plants and production at three plants, including our PVC plant in the State of São Paulo, which was permanently closed in January 2010.

(2)   Represents capacity and production at two plants.

(3)   Represents capacity and production at one plant.

Raw Materials of Our Vinyls Unit

Ethylene

The most significant direct cost associated with the production of PVC and EDC is the cost of ethylene, which accounted for 60.1% of our variable cost of PVC sales in 2010 and 77.1% of our EDC sales in 2010. Our Basic Petrochemical Unit supplies all of the ethylene required by our Vinyls Unit.

Electric Power

Electric power is a significant cost component in our production of chlorine and caustic soda. Electric power accounted for 64.0% of our Vinyls Unit’s cost of caustic soda sales in 2010 and 18.5% of our Vinyls Unit’s total cost of sales in 2010. Our Vinyls Unit obtains its electric power requirements from various generators under long-term power purchase agreements. Our caustic soda plants at Camaçari and Alagoas and our PVC plant at Camaçari purchase their electric power requirements from CHESF under a long-term contract that expires in 2015. Companhia Energética de Alagoas S.A., or CEAL, distributes electric power to our PVC plant in Alagoas. The power purchase agreement with CEAL is renewable contracts with automatic rolling one-year extensions. This agreements provides us with the option to purchase our total electric power requirements based on an annual estimate. The price terms of this contract are based upon tariffs regulated by the Brazilian National Electrical Energy Agency (Agência Nacional de Energia Elétrica).

Salt

We used approximately 755,500 tons of salt during 2010 in our production of chlorine and caustic soda. Salt accounted for 3.9% of our Vinyls Unit’s variable costs of caustic soda sales in 2010 and 0.9% of our Vinyls Unit’s total cost of sales in 2010. We have exclusive salt exploration rights at a salt mine located near our Alagoas plant. We estimate that the salt reserves of this mine are sufficient to allow us to produce chlorine at expected rates of production for approximately 35 to 45 years. We enjoy significant cost advantages when compared to certain of our competitors due to the low extraction costs of rock salt (particularly compared to sea salt), and low transportation costs due to the proximity of the salt mine to our production facility.

Other Utilities

All of our Vinyls Unit’s facilities in the Northeastern Complex are supplied with other required basic utilities, including steam, purified and demineralized water, compressed air and nitrogen, by our Basic Petrochemicals Unit. Our plants in Alagoas supply their own utilities requirements.

Sales and Marketing of Our Vinyls Unit

Net sales to our 10 largest Vinyls Unit customers accounted for 45.4% of our Vinyls Unit’s total net sales revenue during 2010. One customer accounted for 16.0% of our Vinyl Unit’s total sales revenue in 2010, 13.0% in 2009 and 15.0% in 2008. One customer accounted for 58.9% of our total external EDC sales in 2010, 62.5% in 2009 and 40.5% in 2008, and our largest caustic soda customer accounted for 11.5% of total caustic soda sales in 2010, 9.8% in 2009 and 7.0% in 2008.

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

Domestic Sales

In 2010, 74.6% of the Vinyls Unit’s domestic net sales revenue was attributable to sales of PVC, 22.1% was attributable to sales of caustic soda and 3.3% was attributable to sales of other products.

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

Export Sales

Our export sales of PVC and EDC vary from year to year, influenced principally by domestic market demand and product availability.

The following table sets forth export volumes of our Vinyls Unit for the years indicated.

	For the Year Ended December 31,
	2010	2009	2008
Export sales volumes (thousands of tons)	95.3	139.0	97.7
As % of total sales volume of Vinyls Unit	8.1%	12.7%	8.1%

We use a variety of methods to distribute our exports, depending generally on the total size of the export market, including direct sales, independent distributors, negotiations conducted through trading companies and sales on the spot market. Our export sales of PVC are focused primarily on the South American markets.

Prices and Sales Terms

We determine the domestic prices for our PVC resins with reference principally to the prices paid by third generation producers in Brazil for imports of PVC, which generally reflect the Northeast Asian spot market price, plus additional service charges. Our export price for PVC is generally at a premium to the Northeast Asian spot market price and includes transportation costs. Delivery time, quality and technical service also affect the levels of sales of PVC resins. We establish our domestic price for caustic soda based on North American spot market prices and prices charged by our three domestic competitors, taking into account any import duties and freight costs. Approximately 56.2% of our caustic soda sales in 2010 were effected pursuant to agreements that are generally for one- to three-year terms and may include minimum and maximum prices. As with PVC, our export prices for EDC are generally determined according to international market prices but also take import duties and freight costs into account.

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

We also compete with importers of PVC. Solvay, which has a plant in Argentina in addition to its plants in Brazil, is also our principal competitor in the PVC market both in Brazil and elsewhere in South America. Imports accounted for approximately 25.2% of Brazilian PVC consumption in 2010. Domestically produced PVC is currently competitively priced with imported PVC after taking into account transportation costs and import duties.

In addition, we compete with other producers of thermoplastics that manufacture the same PVC products or substitutes for products in our PVC product line. Thermoplastics principally consist of polyethylene and polypropylene and are used in certain applications as substitutes for PVC. Wood, glass and metals also are used in some cases as substitutes for PVC.

Caustic Soda

The four largest Brazilian producers of caustic soda accounted for 55.2% of Brazilian production in 2010. Our company and Dow Chemical operate in this market throughout Brazil, while the other domestic producers of caustic soda generally operate on a local or regional basis. Imports accounted for 44.8% of Brazil’s total caustic soda consumption in 2010. We do not believe that imports of caustic soda will increase substantially because of the adequacy of domestic supply. In the caustic soda market, we compete mainly on the basis of price and timeliness of delivery.

Our principal competitors in the caustic soda market elsewhere in South America are Dow Chemical, Solvay, Carbocloro and producers located on the U.S. Gulf Coast.

Braskem America

On April 1, 2010, we acquired all of the outstanding capital stock of Sunoco Chemicals, which we have renamed Braskem PP Americas, Inc. The assets of Braskem America are polypropylene plants located in La Porte, Texas, Marcus Hook, Pennsylvania and Neal, West Virginia, as well as a petrochemicals research facility in Pittsburgh, Pennsylvania.

As a result of the Sunoco Chemicals Acquisition, we have fully consolidated the results of Braskem America in our consolidated financial statements as from April 1, 2009. Braskem America generated net sales revenue of R$1,697.8 million during the nine-month period ended December 31, 2010, or 5.4% of the net sales revenue of all segments in 2010.

Since October 2010, we have temporarily closed one of the production lines of our La Porte, Texas plant with an annual production capacity of 100,000 tons. We are evaluating whether to reconfigure this plant for another use or to decommission it permanently. Braskem has undertaken an efficiency enhancement project for the other production line of this plant which has increased its annual production capacity by 40,000 tons.

Production Facilities of Braskem America

The table below sets forth the annual production capacity at December 31, 2010 of each of Braskem America plants and the annual production for the years presented.

	Annual Production	Production For the Year Ended December 31,
Polypropylene Plant	Capacity	2010	2009	2008
	(in tons)

La Porte, Texas	330,000	371,000	346,000	324,000
Marcus Hook, Pennsylvania	350,000	283,000	284,000	313,000
Neal, West Virginia	240,000	186,000	190,000	206,000

Raw Materials of Braskem America

Propylene

The most significant direct cost associated with Braskem America’s production of polypropylene is the cost of purchasing propylene. Braskem America acquires propylene:

•         from a limited partnership that it formed with a leading basic petrochemicals producer, involving an ethylene facility of that producer. Under the terms of the partnership agreement, the partnership has agreed to provide Braskem America with sufficient propylene to produce up to 25% of its current annual capacity through 2018, priced on a cost-based formula that includes a fixed discount that declines until 2018.

•         under a supply agreement with a propylene producer that that provides for the purchase of sufficient propylene to produce between 19% and 23% of its current annual capacity. This contract has a term of ten years, expiring in 2020, and is automatically renewable for consecutive one-year terms, unless cancelled by one of the parties. The pricing formula for propylene under this supply agreement is based on market prices.

•         under a supply agreement with a propylene producer that provides for the purchase of sufficient propylene to produce at least 10% of its current annual capacity. This contract expires in February 2012, and is automatically renewable for consecutive two-year terms, unless cancelled by one of the parties. The pricing formula for propylene under this supply agreement is based on market prices.

•         under a supply agreement with a leading propylene producer that provides for the purchase of sufficient propylene to produce up to 10% of its current annual capacity at market prices. This contract expires in October 2011.

•         under a supply agreement with a propylene producer that provides for the purchase of sufficient propylene to produce up to 7% of its current annual capacity. This contract expires in December 2011, and is automatically renewable for consecutive one-year terms, unless cancelled by one of the parties. The pricing formula for propylene under this supply agreement is based on market prices.

In addition, under a tolling agreement entered into with Sunoco Inc. (R&M), or Sunoco, in connection with the Sunoco Chemicals Acquisition, Sunoco has agreed, subject to certain capacity limitations, to convert refinery grade propylene into polymer grade propylene for Braskem America. Sunoco charges Braskem America fees for handling and conversion of propylene, which are cost-based and may be adjusted in the event of increases in the price of natural gas. This contract has a term of ten years, expiring in 2020, and is automatically renewable for consecutive one-year terms, unless cancelled by one of the parties.

Catalysts and Other Materials

Braskem America purchases its catalysts from reliable suppliers with technological expertise related to its specific manufacturing technologies. In general, we believe that there are sufficient alternative sources available at reasonable prices for the catalysts used in Braskem America’s polypropylene production process such that the loss of any single supplier would not have a material adverse effect on our operations.

Utilities

Utilities for Braskem America’s La Porte, Texas plant are either self-generated or provided by utility companies that serve the geographical area in which this plant is located.

Utilities for Braskem America’s Marcus Hook, Pennsylvania plant are provided by Sunoco under a utilities supply agreement entered into with Sunoco in connection with the Sunoco Chemicals Acquisition. Under this utilities supply agreement, Sunoco provides steam, fire water, access to public sewage and access to the Transco National Gas pipeline. This agreement has a term of ten years, expiring in 2020, and is automatically renewable for consecutive two-year terms, unless cancelled by one of the parties.

Utilities for Braskem America’s Neal, West Virginia plant are either self-generated or provided by utility companies that serve the geographical area in which this plant is located.

Sales and Marketing of Braskem America’s Products

Braskem America sells the polypropylene that it produces primarily to customers in North America, as well as to customers in Europe and Asia, particularly Japan.

Braskem America sells approximately one-half of its annual propylene sales volume under several long-term supply contracts with its customers. These supply contracts generally have an initial two-year term and are automatically renewable for one-year periods unless one party notifies the other of its intention not to renew. These contracts also provide for minimum and maximum quantities to be purchased and monthly deliveries. Braskem America markets the remainder of its polypropylene production through (1) its direct sales force that seeks to establish supply relationships with domestic and foreign customers, (2) a select number of distributors authorized to represent the Braskem brand, and (3) a small number of resellers that trade these products under private labels in the North American market.

Competition

Braskem America’s business is largely a commodities business and competes with local, regional, national and international companies, some of which have greater financial, research and development, production and other resources than our company. Although competitive factors may vary among product lines, Braskem America’s competitive position is primarily based on raw material costs, selling prices, product quality, manufacturing technology, access to new markets, proximity to the market and customer service and support.

Chemical Distribution Unit

Our Chemical Distribution Unit is the largest Brazilian distributor of chemical and petrochemical products with a market share of approximately 28%. Our Chemical Distribution Unit generated net sales revenue of R$777.9 million during 2010, or 2.5% of the net sales revenue of all segments. In September 2009, we formed Varient Distribuidora de Resinas Ltda., or Varient, and contributed the thermoplastic resin distribution business of QuantiQ to Varient. In June 2010, we sold all of our interests in Varient.

As part of the Quattor Acquisition, we purchased from Unipar all of the outstanding share capital of Unipar Comercial for an aggregate amount of R$27.1 million in May 2010. We consolidated the results of Unipar Comercial into our financial statements from May 1, 2010 until its merger with QuantiQ on January 3, 2011. Unipar Comercial was a chemical and petrochemical distribution company.

Our Chemical Distribution Unit distributes products manufactured by our Basic Petrochemicals Unit and Quattor Unit, as well as products from more than 90 domestic and international companies. Our Chemical Distribution Unit distributes products in a broad range of market segments, including agrochemicals, rubber and general purpose chemicals; food and feed; flavor and fragrance; cosmetics and pharmaceuticals; household and other industrial segments; engineering plastics; and paints, resins, adhesives and civil construction.

Products Distributed by Our Chemical Distribution Unit

Our Chemical Distribution Unit distributes a large and diverse portfolio of products consisting of more than 1,000 products. We classify the products distributed by our Chemical Distribution Unit as:

•      solvents, including aliphatic solvents, aromatic solvents, synthetic solvents and ecological solvents;

•      engineering plastics, which we began distributing in the first half of 2010;

•      hydrocarbonics solvents and isoparafins, which we began distributing as a result of the acquisition of Unipar Comercial; and

•      general purpose chemicals, including process oils, chemical intermediates, blends, specialty chemicals, pharmaceuticals and santoprene.

The following table sets forth a breakdown of the sales volume of our Chemical Distribution Unit by product for the periods presented.

	Year Ended December 31,
	2010	2009	2008
	(thousands of tons)
Solvents:
Aliphatic solvents	37.0	32.4	28.5
Aromatic solvents	26.7	23.3	27.0
Synthetic solvents	19.2	54.2	19.6
Methanol	61.5	—	—
Ecological solvents	0.6	0.4	0.3
Hydrocarbonic solvents(1)	40.6	—	—
Polymers(2)	40.4	47.6	38.4
General purpose chemicals:
Process oils	20.1	25.2	30.6
Chemical intermediates	10.4	8.3	11.2
Blends	46.7	25.9	30.2
Specialty chemicals	7.8	4.8	4.4
Santoprene	2.2	1.9	1.7
Pharmaceuticals	1.7	1.3	1.2
Isoparafins(1)	8.8	—	—
Services	0.1	0.1	0.1
Total net sales	323.8	225.5	193.1

(1)   As a result of the acquisition of Unipar Comercial, the Chemicals Distribution Unit now distributes hydrocarbonics solvents and isoparafins.

(2)   As a result of our disposition of Varient in June 2010, the Chemicals Distribution Unit no longer distributes polymers.

Distribution Agreements

Our Chemical Distribution Unit has commercial relationships with more than 90 domestic and international companies, under which our Chemical Distribution Unit distributes specified products, including:

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

Sales and Marketing by Our Chemical Distribution Unit

Our Chemical Distribution Unit distributes products to chemical retailers, third generation petrochemical producers and other manufacturers. We determine the prices for the products distributed by reference to several market factors, including the prices paid by third generation producers for imports of these products and prevailing market prices in Brazil. We serve approximately 5,000 active clients in more than 50 market segments, through 11 business units supported by eight sales offices throughout Brazil. We operate five distribution centers that include warehouses and tank farms. We own our distribution centers in Guarulhos in the State of São Paulo, Canoas in the State of Rio Grande do Sul, Duque de Caxias in the State of Rio de Janeiro and Mauá in the State of São Paulo, and lease a distribution facility in Simões Filho in the State of Bahia.

Our Chemical Distribution Unit distributes products in a broad range of market segments. No customer represented more than 10% of the net sales revenue of our Chemical Distribution Unit during 2010, 2009 or 2008. The following table sets forth a breakdown of the net sales revenue of our Chemical Distribution Unit by market segment served by its customer for the periods presented.

	Year Ended December 31,
	2010		2009		2008
	(millions of reais)	(%)	(millions of reais)	(%)	(millions of reais)	(%)

Plastics	R$68.1	8.8%	R$154.8	27.3%	R$141.3	23.5%
Paints and Coats	147.9	19.0	79.9	14.1	89.7	14.9
Rubber	90.7	11.7	59.3	10.5	86.8	14.4
Pharmaceutical	30.2	3.8	24.9	4.4	40.0	6.7
Agribusiness	82.2	10.6	53.2	9.4	52.5	8.7
Adhesives	39.7	5.1	23.5	4.1	25.7	4.3
Chemicals	86.2	11.1	28.8	5.1	29.0	4.8
Household products	17.9	2.3	8.4	1.5	11.2	1.9
Lubricants	19.2	2.5	14.0	2.5	18.4	3.0
Automobile	20.2	2.6	12.8	2.3	15.3	2.6
Petrochemical	30.9	4.0	11.6	2.0	11.9	2.0
Cosmetics/ Personal Care	28.2	3.6	18.0	3.2	17.5	2.9
Chemical and petrochemical resale	26.7	3.4	15.0	2.7	12.6	2.0
Other	89.8	11.5	63.0	11.1	49.9	8.2
Total net sales	R$777.9	100%	R$ 567.2	100%	R$601.8	100%

Competition

The chemical distribution industry in Brazil had revenues of US$5.6 billion in 2010, according to data published by the Brazilian Chemical and Petrochemical Distributors Association. The chemical distribution industry in Brazil is highly fragmented, with a small number of large distributors, such as Bandeirantes Brazmo, M Cassab, Coremal, Arinos, Makeni Química and Brenntag, and a large number of small distributors. The Brazilian Chemical and Petrochemical Distributors Association estimates that 13% of the companies in this industry have annual sales of more than US$150 million while 73% have annual sales of less than US$50 million. The customer base for chemical distributors is primarily composed of customers that consume small volumes of any distributed product.

Logistics

Basic Petrochemicals

Northeastern Complex

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

We use the Madre de Deus Port Terminal to unload naphtha that is imported or that is shipped from Petrobras refineries located outside the State of Bahia. At the port terminal of Aratú, we use (1) the Raw Materials Terminal (which we own) to import naphtha and condensate, (2) the Terminal Químico de Aratú (which is owned by Terminal Químico de Aratú S.A., or TEQUIMAR, a Brazilian fuel distribution company which is a subsidiary of Ultrapar) to distribute our liquid products, and (3) the Terminal de Gases (which we own) to distribute our gas products.

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

Southern Complex

The Southern Complex is located:

•      24 kilometers from REFAP (located in Canoas in the State of Rio Grande do Sul); and

•      122 kilometers from the Almirante Soares Dutra Terminal (located in Osório in the State of Rio Grande do Sul), a port terminal owned and operated by Petrobras Transporte S.A., or Transpetro, a subsidiary of Petrobras.

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

São Paulo Complex

The São Paulo Complex is located:

•      100 kilometers from REFAP;

•      215 kilometers from REPLAN;

•      40 kilometers from Petrobras’ Presidente Bernardes refinery, which is located in Cubatão in the State of São Paulo;

•      5 kilometers from RECAP, which is located in Capuava in the city of Mauá, State of São Paulo; and

•      135 kilometers from Terminal Marítimo Almirante Barroso, or Tebar, a storage and logistics terminal owned by Petrobras that is located in São Sebastião in the State of São Paulo, through which Petrobras receives naphtha from its refineries located outside the State of São Paulo.

Naphtha is delivered from each of these refineries and Tebar to the São Paulo Complex through pipelines owned and operated by Petrobras.

Rio de Janeiro Complex

The Rio de Janeiro Complex is located five kilometers from Petrobras’ Duque de Caxias refinery. Ethane and propane are delivered to the Rio de Janeiro Complex through pipelines owned and operated by Petrobras.

Delivery of Basic Petrochemical Products

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

Our polyolefins and vinyls products are shipped to our customers from our Brazilian facilities by truck, rail, and coastal or ocean-going vessels. We do not own, lease or charter delivery vehicles for our Brazilian operations, other than a small vessel used by our operations in the Southern Complex. We ship polypropylene produced by the Braskem America facilities to our customers by truck, rail, and coastal or ocean-going vessels. Braskem America leases approximately 2,500 railcars that it uses to deliver products that it sells.

Technology, Research and Development

Technology Licenses

Our Basic Petrochemicals Unit and the basic petrochemicals plants of Quattor use engineering process technology under non-exclusive arrangements from a variety of sources for specific production processes. We have entered into several non-exclusive agreements with a number of leading petrochemical companies to use certain technology and catalysts for our Polyolefins Unit and the polymers plants of Quattor. Some of the license agreements used by our Polyolefins Unit allow us to use the licensed technology in both existing and future plants. We have entered into several non-exclusive agreements with a number of leading petrochemical companies to use technology for our Vinyls Unit. Braskem America has entered into several non-exclusive agreements with a number of leading petrochemical companies to use certain technology and catalysts for its polypropylene production. If any of the arrangements or licenses under which we use third-party technology were terminated or no longer available to us, we believe that we would be able to replace this technology with comparable or better technology from other sources.

We do not pay any continuing royalties under any of the arrangements or licenses used by our Basic Petrochemicals Unit, the basic petrochemicals plants of Quattor, our Vinyls Unit or Braskem America. Most of the license agreements used by our Polyolefins Unit and the polymers plants of Quattor do not require us to pay any continuing royalties. Under the license agreements that require continuing royalty payments, we pay royalties on a quarterly basis based on the volume of the products produced using the licensed technology.

We also use technology developed by our company in the production processes of our Basic Petrochemicals Unit. We developed a production process using renewable raw materials that we began to use in September 2010 to produce “green” ethylene, which we use as a raw material to make “green” polyethylene. We have been able to produce on a small scale in our research facilities “green” polypropylene. The product has been certified as 100% renewable and we expect to be able to produce this product on a commercial scale within a period of five years.  We have also entered into a technological cooperation agreement with Novozymes, a world leader in the production of industrial enzymes, for the development of another technology for the production process to produce “green” polypropylene.

Our chlor-alkali plant in the Northeastern Complex uses mercury cell technology to produce chlorine and caustic soda, which technology can no longer be used in new petrochemical production facilities under Brazilian legislation due in part to environmental concerns regarding mercury emissions resulting from this manufacturing process. The Brazilian government may require us to shift to newer diaphragm technology, which we use in our Alagoas chlor-alkali plant, or membrane technology. We have not shifted to these newer technologies yet, in part because the return from the capital expenditures associated with this shift would not be as high as those from other potential investments that we may undertake.

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

To meet these challenges, we maintain a research and development program that is primarily implemented at two research centers that we operate: the Braskem Center for Technology and Innovation located in the Southern Complex and the Braskem America Technology Center located in Pittsburgh, Pennsylvania. Through these research centers, we coordinate and maintain our research and development program, which includes the operation of (1) pilot plants, (2) catalysis, polymerization and polymer sciences laboratories, and (3) process engineering and automation centers. Our investments in research and development, which are classified as expenses, totaled R$78.8 million in 2010, R$63.1 million in 2009 and R$69.8 million in 2008.

Our research centers employ a staff of approximately 240 employees, who seek to:

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

Capital Expenditures

Our capital expenditures on property, plant and equipment and intangible assets were R$1,706.0 million during 2010 and R$811.7 million during 2009. Additionally, our investments in interests in other companies were R$939.4 million during 2010. Our capital expenditures projects since January 1, 2009 included the conversion of our MTBE plant in the Northeastern Complex to the production of ETBE. We completed this project in July 2009 at total cost of R$95.5 million.

Quattor Acquisition

On January 22, 2010, we entered into the Quattor Investment Agreement with Odebrecht, OSP, Petrobras, Petroquisa and Unipar. For information concerning the Quattor Acquisition and related transactions, see “—History and Development of Our Company—Quattor Acquisition.”

Sunoco Chemicals Acquisition

On April 1, 2010, we acquired all of the outstanding capital stock of Sunoco Chemicals, which we have renamed Braskem America, for US$350.7 million, excluding acquisition costs. For information concerning the Sunoco Chemicals Acquisition, see “—History and Development of Our Company—Sunoco Chemicals Acquisition.”

Green Polyethylene Project

In January 2009, we commenced construction of a new ethylene plant in the Southern Complex that produces ethylene using sugar cane ethanol received through the Santa Clara Terminal as its primary raw material for our use in the production of polyethylene. We believe that this plant, which commenced production in September 2010, is the world’s first producer of polyethylene manufactured completely from renewable resources. This plant has an annual production capacity of 200,000 tons of ethylene. The total cost of this project was R$488 million.

Project Ethylene XXI

In February 2010, we and Idesa entered into a shareholders’ agreement, which we refer to as the BI Shareholders’ Agreement, to govern our relationship with respect to BI, a joint venture company which we formed in April 2010. We own 65% of the equity interests in BI and Idesa owns the remaining 35% of the equity interests.

BI was formed to develop, construct and operate an olefins complex to be located in the Coatzacoalcos Petrochemical Complex in the Mexican state of Veracruz. The proposed complex is expected to include an ethylene cracker that would use ethane as its raw material, with an annual ethylene production capacity of 1.0 million tons, and three polyethylene plants with a combined annual production capacity of 1.0 million tons of HDPE and LDPE. Following its formation, BI assumed the obligations of our company and Idesa under an ethane supply agreement that we and Idesa had entered into with Pemex Gas in February 2010, following an auction in November 2009. Under this supply agreement, Pemex Gas will provide 66,000 barrels per day of ethane to this project for a period of 20 years at prices based on the Mont Belvieu purity ethane price. The parties have the right to terminate this contract, in the event that certain development milestones in connection with project are not achieved.

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

Propilsur Polypropylene Project

Polipropileno del Sur, S.A., or Propilsur, a joint venture in which we and Petroquímica de Venezuela, S.A., or Pequiven, the government-owned petrochemical company of Venezuela, each own 49% of the share capital, was formed in November 2008 to develop, construct and operate a polypropylene plant with an integrated propane dehydrogenation unit. This plant, if developed according to the original development plan, would have an annual production capacity of approximately 450,000 tons.

As a result of recent developments in the credit markets and in view of new potential sources of feedstock, we and Pequiven have decided to reevaluate the original development plan. Propilsur, together with PDVSA and the Venezuelan Ministry of Energy and Petroleum, is developing a feasibility study to assess (1) a change in the location of the project from the previously proposed location in the José Petrochemical Complex in the State of Anzoategui, Venezuela to the Paraguaná Complex in the State of Falcon, Venezuela where feedstock could be supplied by the refineries located in Paraguaná, and (2) a change in the scale of this project. In the event that the location is changed to the Paraguaná Complex, the development plan will no longer include the development, construction and operation of an integrated propane dehydrogenation unit, as propylene from nearby refineries would be used as feedstock instead of propane. The feasibility study will also address proposals to fund the construction of this project. Following completion of this study, we expect that we and Pequiven will submit the results to our respective boards of directors which will decide whether to pursue the original development plan or consider alternative development plans.

We and Pequiven have entered into a shareholders’ agreement to govern matters relating to the implementation of this project, the relationship of Braskem and Pequiven as shareholders of Propilsur, and the resolution of disputes between us regarding Propilsur.

We are continuing to negotiate with Pequiven regarding details of the implementation of this project. We can provide no assurances that these negotiations will be successful or that if we reach a final agreement with respect to the implementation of this project, such agreement will be upon the terms currently anticipated by our management.

José Olefins Project

Polietilenos de America, S.A., or Polimerica, a joint venture with Pequiven in which we and Pequiven each own 49% of the share capital, was formed in November 2008 to develop, construct and operate the José Olefins Project, an olefins complex to be located in the José Petrochemical Complex. The proposed complex would include an ethylene cracker that would use ethane extracted from natural gas as its raw material, with an annual ethylene production capacity of 1.3 million tons, and three polyethylene plants with a combined annual production capacity of 1.1 million tons of HDPE, LDPE and LLDPE.

We and Pequiven have entered into a shareholders’ agreement to govern matters relating to the implementation of this project, the relationship of Braskem and Pequiven as shareholders of Propilsur, and the resolution of disputes between us regarding Polimerica.

As PDVSA has signaled that there is a possibility that ethane gas and other feedstock sources near the Paraguaná Complex may be available in the future, and given the possible change in location of the Propilsur project to Paraguaná, Pequiven and Braskem have agreed to postpone until April 2011 all developments related to the Polimerica project with the objective of evaluating more competitive alternatives for the project. After this postponement, we will continue to negotiate with Pequiven regarding details of the implementation of this project. We can provide no assurances that these negotiations will be successful or that if we reach a final agreement with respect to the implementation of this project, such agreement will be upon the terms currently anticipated by our management.

Peru Initiative

In May 2008, Braskem, Petrobras and PetroPeru entered into a memorandum of understanding to study the technical and economic feasibility of developing, constructing and operating an ethylene and polyethylene plant with annual production capacity of 600,000 to 1,000,000 tons using ethane from Peru as its raw material. In December 2009, the parties executed a new memorandum of understanding with a term of two years with respect to the further study of this project. If the implementation of this project is approved, this project would be located in a new integrated petrochemical complex on the Pacific coast of Peru.

Alagoas PVC Plant

In May 2010, our board of directors approved the construction of a new PVC plant in Alagoas that we expect will increase our annual PVC production capacity by 200,000 tons. This project will consist of an MVC plant and a PVC plant and will use EDC produced by our company, reducing our exports of EDC. We expect that these plants will commence operations in the first half of 2012. We anticipate that the total cost of this project will be approximately R$840 million.

Butadiene Plant

In March 2011, our board of directors approved the construction of a new butadiene plant in the Southern Complex. We expect that this plant will have an annual production capacity of 100,000 tons and will commence operations in 2013.  We anticipate that the total cost of this project will be approximately R$300 million.

“Green” Polypropylene Plant

We have been able to produce polypropylene using sugar cane ethanol as a primary raw material on a small scale in our research facilities and we believe that we are the world’s first producer of polypropylene manufactured completely from renewable resources. We are currently evaluating the construction of a new propylene plant that will use sugarcane ethanol as its primary raw material. We will use the propylene produced by this plant in the production of “green” polypropylene. We expect that this plant will have a minimum annual production capacity of 30,000 tons and, if approved by our board of directors, is expected to commence operations in the second half of 2013.

2011 Capital Expenditure Budget

We currently are budgeting total capital expenditures of approximately R$1,784 million for 2011. Our principal capital expenditures for 2011 will consist of, in addition to the projects referred to in the preceding paragraphs:

•      approximately R$554 million for projects to increase our capacity;

•      approximately R$546 million for maintenance stoppages and other maintenance of our plants;

•      approximately R$259 million for the replacement of depreciated equipment;

•      approximately R$211 million for productivity improvements;

•      approximately R$179 million for health, environmental and quality improvement project; and

•      approximately R$35 million for information systems.

Maintenance

Most of our maintenance is performed by third-party service providers. For example, we have contracts with Construtora Norberto Odebrecht S.A., or CNO, a company in the Odebrecht Group, Asea Brown Boveri Ltd., Cegelec Ltda., Rip Serviços Industriais S.A., Cl Engenharia Ltda. and other service providers to perform maintenance for our basic petrochemical plants in the Northeastern Complex and in the Southern Complex. We also perform some of our ordinary course maintenance with our small team of maintenance technicians, which also coordinate the planning and execution of maintenance services performed by third parties.

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

•      the Northeastern Complex’s Olefins 1 unit in May and June 2008 at a cost of approximately R$144 million (not including the value of lost production); and

•      the Northeastern Complex’s Olefins 2 and Aromatics 2 units in November and December 2010 at a cost of approximately R$198 million (not including the value of lost production).

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

The next scheduled general maintenance shutdown of:

•      the Southern Complex’s Olefins 2 unit is scheduled to begin in October 2011;

•      the Rio de Janeiro Complex’s Olefins unit is scheduled to begin in July 2011;

•      the São Paulo Complex’s Olefins and Aromatics units are scheduled to occur in 2014;

•      the Northeastern Complex’s Olefins 1 unit is scheduled to occur in 2014;

•      the Southern Complex’s Olefins 1 and Aromatics units are scheduled to occur in 2014 or 2015; and

•      the Northeastern Complex’s Olefins 2 and Aromatics 2 units are scheduled to occur in 2016.

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

Polyolefins and Vinyls Plants

We have a regular maintenance program for each of our polyolefins plants. Production at each of our polyolefins plants generally is shut down for seven to 20 days every two to three years to allow for regular inspection and maintenance. In addition, we undertake other brief shutdowns for maintenance purposes that do not materially affect our production of polyolefins. We coordinate the maintenance cycles of our polyolefins plants with those of our basic petrochemicals plants. While our basic petrochemicals facilities must be shut down for up to 30 days for maintenance, our polyolefins facilities may be shut down for shorter periods because these facilities are less complex to operate and maintain than our basic petrochemicals plants. Similarly, Braskem America attempts to coordinate its maintenance cycles with the routines of their largest suppliers for each plant.

We have a regular maintenance program for each of our vinyls plants. Our Camaçari and Alagoas PVC plants are generally shut down for 15 to 20 days every two years to allow for regular inspection and maintenance. Our São Paulo PVC plant does not require prolonged maintenance shutdowns, resulting in shutdowns of two or three days each year for regular maintenance. Our caustic soda and chlorine plant in Alagoas shuts down once a year for three days of maintenance in different parts of the plant. Our caustic soda and chlorine plant in Camaçari does not require prolonged maintenance shutdowns and is shut down for two or three days each year.

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

State authorities in the State of Bahia issued operating permits for our plants in the Northeastern Complex in 2000, which were renewed in 2005 for six-year terms and will be automatically renewed in 2011 for terms of four to six years. Our environmental operating permit obligates us to engage in systematic measures for the treatment of wastewater and hazardous solid waste.

State authorities in the State of Rio Grande do Sul, where our Southern Complex plants are located regulate our operations by prescribing specific environmental standards in our operating permits, which must be renewed every four years for the plants and every three years for the harbor terminal. Our operating permit for the basic petrochemical plants in the Southern Complex and for the harbor terminal was renewed in April 2010 and the operating permits for our polyethylene and polypropylene plants were renewed on various dates in 2008 and 2009.

State authorities in the State of São Paulo, where our São Paulo Complex plants and our Cubatão, Santo André, Mauá and Paulinia plants are located regulate our operations by prescribing specific environmental standards in our operating permits, which must be renewed every two years. Our operating permit for the basic petrochemical plants in the São Paulo Complex was renewed in 2011 and the operating permits for our polyethylene and polypropylene plants in the State of São Paulo were renewed on various dates in 2010 and 2011.

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

State authorities in the State of Alagoas have issued permits for our plants in that state, which also must be renewed on a periodic basis. The operating permit for our PVC plant was renewed in 2008 and will be automatically renewed this year. The operating permit for our chloro-soda plant was renewed in 2010 and expires in 2016.

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

All projects for the installation, modification and operation of industrial facilities in the Rio de Janeiro Complex are subject to approval by the State Institute of the Environment (Instituto Estadual de Meio Ambiente), or INEA. INEA must approve installed projects prior to their commencement of operations and must renew such approval every five years thereafter.

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

We treat wastewater generated by our company at the Rio de Janeiro Complex at a liquid effluents treatment station located in the Rio de Janeiro Complex. This treatment station also includes a system for the collection and disposal of contaminated wastewater. We have engaged Companhia Auxiliar de Viação e Obras to manage the treatment and disposal of solid waste. Hazardous solid waste is co-processed in cement kilns or incinerated and other kinds of solid waste are disposed of in landfills at facilities approved by our company.

We treat wastewater generated by our company at the São Paulo Complex at a liquid effluents treatment station located in the São Paulo Complex. This treatment station also includes a system for the collection and disposal of contaminated wastewater. We have engaged Sarpi Environmental Systems Com Ltda. to co-process hazardous waste generated at the São Paulo Complex in cement kilns. Sarpi Environmental Systems Com Ltda. has received ISO 14001 and OSHAS 18001 certifications. We have engaged Environmental Management TECH LIX Ltd. to handle other kinds of solid waste which it disposes of in landfills.

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

Our consolidated annual expenditures on environmental control were R$134.9 million in 2010 and R$127.1 million in 2009. Our consolidated environmental expenses relate to our continuous control and monitoring policies, and we do not have any material future environmental liabilities related to our ongoing operations.

We have established a provision for environmental contingencies in the amount of R$36.3 million at December 31, 2010. However, our environmental compliance costs are likely to increase as a result of the projected increase in our production capacity and projected increases in unit costs for treatment and disposal of industrial waste, as well as the cost of compliance with future environmental regulations.

Environmental Laws in the United States

The operations of Braskem America are subject to United States federal, state and local laws and regulations governing the discharge of effluents and emissions into the environment and the handling and disposal of industrial waste and otherwise relating to the protection of the environment.

At our LaPorte, Texas facility, we are required to maintain an air operating permit and a permit relating to treatment of industrial wastewater from the Texas Commission on Environmental Quality. Our air operating permit expires in 2014. Our wastewater permit expires in 2013.

At our Marcus Hook, Pennsylvania facility, we are required to maintain an operating permit from the Pennsylvania Department of Environmental Protection and a permit relating to pre-treatment of industrial wastewater from the Delaware County Regional Water Quality Control Authority. Our operating permit expires in 2014 and our wastewater permit expires in 2012.

At our Neal, West Virginia facility, we are required to maintain an air operating permit and a permit relating to treatment of industrial wastewater from the West Virginia Department of Environmental Protection. Our air operating permit expired in January 2011 and we have submitted the renewal application. In the meantime, we continue to operate under the old permit, which will be in force until the issuance of a new permit.  Our wastewater permit was renewed in July 2010 for a period of five years.

Braskem America is subject to extensive and frequently changing federal, state and local laws and regulations, including, but not limited to, those relating to the discharge of materials into the environment or that otherwise relate to the protection of the environment and waste management. In many instances, specific permits must be obtained for particular types of operations, emissions or discharges. As with the U.S. petrochemical industry generally, compliance with existing and anticipated laws and regulations increases the overall cost of operating Braskem America’s business, including operating costs and capital costs to construct, maintain and upgrade equipment and facilities. These laws and regulations have required, and are expected to continue to require, Braskem America to make expenditures of both a capital and an expense nature.

Through the operation of its plants, Braskem America’s operations emit greenhouse gases, including carbon dioxide. There are various legislative and regulatory measures to address greenhouse gas emissions which are in various stages of review, discussion or implementation by Congress and the EPA. For example, the EPA’s greenhouse Gas Reporting Rule is currently in effect for categories of industrial sources, including petrochemical facilities. Additionally, the EPA’s Greenhouse Gas Tailoring Rule will extend prevention of significant deterioration air permitting requirements to major emitters of greenhouse gases, including the imposition of best available control technology. While it is currently not possible to predict the impact, if any, that these issues will have on Braskem America or the U.S. petrochemical industry in general, they could result in increases in costs to operate and maintain our facilities in the United States, as well as capital outlays for new emission control equipment at these facilities. In addition, regulations limiting greenhouse gas emissions or carbon content of products, which target specific industries such as petrochemical manufacturing could adversely affect our ability to conduct Braskem America’s business and also may reduce demand for its products.

National Ambient Air Quality Standards for ozone and fine particles promulgated by the EPA have resulted in identification of non-attainment areas throughout the country, including Texas, Pennsylvania and West Virginia, where Braskem America operates facilities. As a result of these non-attainment designations, state or local air pollution control agencies will apply permitting and/or control requirements intended to reduce emissions of ozone precursors (nitrogen oxides and volatile organic compounds) and fine particles. In January 2009, the EPA issued findings that the Pennsylvania and Texas State Implementation Plans, or SIPs, failed to demonstrate that attainment of the ozone standards would be achieved by the 2010 deadline. In May 2010, the EPA issued findings that 29 states, including Pennsylvania and West Virginia, failed to submit SIPs to meet the standards in a timely manner. Each state therefore became subject to potential federal sanctions, unless the state promptly remedies these deficiencies to the EPA’s satisfaction. These federal sanctions would include imposition of more stringent offset ratios and could result in enhanced emission control requirements. Numerous states have challenged the EPA’s particulate standards. In part because of these legal challenges, the EPA determined to review the current National Ambient Air Quality Standards for ozone and fine particulates, and is expected to initiate rulemakings by the summer of 2011 to promulgate more stringent ambient standards for each pollutant. These new standards may trigger an additional round of SIP development and further reductions in emissions contributing to ambient concentrations of these pollutants. Although it is expected that mobile sources will be subjected to more stringent emission limits, certain stationary sources are also likely to be affected.

In addition to permitting and/or control requirements that may result from the implementation of National Air Quality Standards, the EPA may promulgate new or revised federal New Source Performance Standards or National Emission Standards of Hazardous Air Pollutants that would apply directly to certain facility operations and may require the installation or upgrade of control equipment.

Regulatory programs, when established to implement the EPA’s air quality standards and other Clean Air Act provisions, could have an impact on Braskem America and its operations. However, the potential financial impact cannot be reasonably estimated until the lawsuits are resolved, the EPA promulgates regulatory programs, and the states, as necessary, develop and implement revised SIPs to respond to the new regulations.

Safety and Quality Control

Safety

We have a policy that makes all of our officers, directors and employees responsible for the safety and health of our workers and for preserving the environment.

We participate in the Responsible Care program, a global chemical industry initiative, which establishes international standards for environmental, occupational health and safety practices for chemical manufacturers. Through our participation in this program, we adopted policies and procedures that require us to follow detailed instructions in matters of health, safety and the environment. We seek to maintain these environmental standards and have qualified each of our plants in Brazil for NBR-ISO 9001 and 14001 certification, which includes internationally prescribed environmental management practices, other than our basic petrochemical plant in the Rio de Janeiro Complex our polyethylene plant in Cubatão in the State of São Paulo and our Paulínia plant, which only have ISO 9001 certifications. We expect to receive ISO 14001 certifications for our plants that are not certified by the end of 2012. We are currently implementing health, safety and environmental standards based on OSHAS 18001 and standards issued by the U.S. Occupational Safety and Health Administration in each of our plants in Brazil. All of our basic petrochemicals units, other than our basic petrochemicals unit in the Rio de Janeiro Complex, and one of our polyethylene plants in the Northeastern Complex, our polyethylene plant at Santo André, our polypropylene plant in Mauá and our polypropylene plants in the Northeastern Complex and the Rio de Janeiro Complex have received OSHAS 18000 certifications related to our health and safety management system. We concluded process safety management audits at 14 of our plants under OSHA standards in 2010 and we expect to complete process safety management audits at the remaining six plants by the end of 2011.

Our plants in the United States are certified under the Responsible Care Management System by the American Chemistry Council. We comply with OSHA regulation at our plants in the United States and two of our plants in the United States have been designated as Star sites under OSHA’s voluntary protection program. All of our plants in the United States comply with OSHA’s process safety management regulations and have been audited to these standards.

The following table illustrates our progress in terms of our safety record and compares our safety record to the average for the Brazilian chemical industry:

	Year Ended December 31,
	2010	2009	2008(1)	2009(2)
Safety Indicator				Brazilian Chemical Industry Average
Index of Lost Day Accident Frequency (accidents/200,000 man-hours)	0.124	0.03	0.07	0.43
Index of Severity (lost and deducted days/200,000 man-hours)	49.8	1.92	4.43	40.83

(1)   Includes Copesul and Ipiranga Petroquímica. In September 2008, Copesul merged with and into Ipiranga Petroquímica and Ipiranga Petroquímica merged with and into Braskem.

(2)   Brazilian petrochemical industry average of the members of ABIQUIM for 2009, as reported by ABIQUIM.

Our safety record in 2010 included the following results:

•      a 57% reduction in our rate of personal accidents of all types, compared to 2009;

•      18 of our 31 plants had no accidents causing injuries requiring a worker to be absent from work during 2009; and

•      a 1% increase in our expenditures on our health, safety and environmental programs.

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

Our plants in the Rio de Janeiro Complex rely on its own supply of water from nearby lakes and water tanks for firefighting capabilities. We also maintain emergency equipment and trained safety crews. We and other companies in the region are supported by the São Paulo Complex’s Mutual Aid Plan which is designed to develop training, unified procedures and mutual help in case of fire. We also participate in a program called APELL-CE, which is designed to give support for local community in the event of fire. Under this program, presentations are conducted in the local community to establish procedures for evacuation and support in event of fire.

Similar systems are employed at our PVC plant in the State of Alagoas and our polymers plants in the State of São Paulo.

Each of Braskem America’s plants has an on-site fire brigade, first aid response, spill response and confined space rescue teams. These teams go through extensive training and drills, both internally and with the communities in which the plants are located.

Quality Control

Our quality control management uses ISO 9001:2008, an internationally recognized quality control standard, and ISO 14001:2004, an internationally recognized environmental control standard, as its base. Some of our plants also use OHSAS 18001:2007, an internationally recognized occupational health and safety management systems.

We have obtained ISO 9001 certifications for all of our products. We have also obtained ISO 14001 certifications for all of our industrial plants in Brazil, other than our basic petrochemical plant in the Rio de Janeiro Complex, our polyethylene plant in Cubatão in the State of São Paulo and our Paulínia plant. We expect to receive ISO 14001 certifications for our plants that are not certified by the end of 2012. These certifications take into account both the quality of our products and the quality of our operating procedures.

Property, Plant and Equipment

Our properties consist primarily of petrochemical production facilities in:

•      Camaçari in the State of Bahia;

•      Triunfo in the State of Rio Grande do Sul;

•      Duque de Caxias in the State of Rio de Janeiro;

•      Maceió in the State of Alagoas;

•      Marechal Deodoro in the State of Alagoas;

•      Paulínia in the State of São Paulo;

•      Cubatão in the State of São Paulo;

•      Santo André in the State of São Paulo;

•      Mauá in the State of São Paulo;

•      São Paulo in the State of São Paulo; and

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

The following table sets forth our properties at December 31, 2010 by location of facilities, products produced and size of plant.

Type of Product or Service	Location of Facilities	Size of Plant
		(in hectares)(1)

Basic petrochemicals	Triunfo	152.8
Basic petrochemicals	Santo André	74.1
Basic petrochemicals	Camaçari	65.5
Basic petrochemicals	Duque de Caxias	53.0
Polypropylene	Paulínia	39.7
Waste disposal	Marechal Deodoro	34.3
Polyethylene	Triunfo	30.5
Polyethylene	Camaçari	24.5
Polyethylene	Cubatão	17.6
Polyethylene	Santo André	15.8
Polyethylene	Duque de Caxias	15.0
Polypropylene	LaPorte, Texas	87.0
Polypropylene	Neal, West Virginia	27.1
Polypropylene	Mauá	15.8
Polypropylene	Duque de Caxias	15.0
Polypropylene	Camaçari	13.2
Polypropylene	Triunfo	10.0
Polypropylene	Marcus Hook, Pennsylvania	6.9
Caustic soda/EDC/chlorine	Maceió	15.0
PVC/caustic soda/chlorine	Camaçari	12.6
PVC	Marechal Deodoro	7.0
Distribution Center	Vila Prudente/Capuava	3.2
Cumene	Santo André	10.2

(1)   One hectare equals 10,000 square meters.

We believe that all of our production facilities are in good operating condition. At December 31, 2010, the consolidated net book value of our property, plant and equipment was R$19,366.3 million.

Certain of our properties located in the Northeastern Complex, two plants located in the Southern Complex, our plants located in the Rio de Janeiro Complex, our basic petrochemicals plant in the São Paulo Complex, one of our polyolefins plants in the State of São Paulo, our chloro-soda plant in the State of Alagoas and our PVC distribution center in the State of São Paulo are mortgaged or pledged to secure certain of our financial transactions.

Insurance

We carry insurance for our plants in Brazil against material damage and consequent business interruption through a comprehensive “all risks” insurance policy.

The all risks insurance policies for our plants in Brazil provide for total replacement values of US$21.1 billion for property damage. This insurance coverage is underwritten in the Brazilian insurance market by large Brazilian insurance companies. Approximately 80% of this insurance coverage is reinsured in the international reinsurance market. These all risks policies are in force until October 2011.

The material damage insurance for our operations in Brazil provides insurance coverage for losses due to accidents resulting from fire, explosion and machinery breakdown, among others. This coverage has a maximum indemnification limit of US$2 billion per event (combined material damage and business interruption coverage). Our policies have deductibles of up to US$10 million, depending on the plant.

The business interruption coverage under each of these policies provides insurance for losses resulting from interruptions due to any material damage covered by the policy. The losses are covered until the plant production is fully re-established, with maximum indemnity periods ranging from 12 to 24 months.

As a part of our insurance policies, we also have a third-party liability policy for our operations in Brazil, which covers losses for damages caused to third parties from our operations, including sudden environmental pollution.

We carry separate insurance for our plants in the United States against material damage and consequent business interruption through an all risks policy with a combined limit of $500 million, based on a total replacement value of US$1.43 billion. Our insurance coverage for the Braskem America plants is underwritten in the international insurance market by large insurance and reinsurance companies. The casualty risks coverage under Braskem America’s  all risks policy is in force until April 2012 and the property risks coverage under this policy is in force until October 2011.

The material damage insurance policy for our plants in the United States provides insurance coverage for losses due to accidents resulting from fire, explosion, boiler and machinery breakdown, among others. This coverage has a maximum indemnification limit of US$500 million per event (combined material damage and business interruption coverage) and has deductibles of US$1 million for each plant, and a specific windstorm deductible of US$7.5 million for our La Porte plant. The business interruption coverage provides insurance for losses resulting from interruptions due to any material damage covered by the policy. The losses are covered until the plant production is fully re-established, with maximum indemnity periods of 24 months and a deductible of 45 days, minimum of $1 million.

We also have a third-party liability policy for our operations in the United States, which covers losses for damages caused to third parties from our operations, including sudden environmental pollution.

In addition to these policies, we maintain other insurance policies for specific risks, including directors and officers liability coverage, workers’ compensation, employers practice liability, automotive insurance and other kinds of coverage that are not covered by our all risks policies.

We do not anticipate having any difficulties in renewing any of our insurance policies and believe that our insurance coverage is reasonable in amount and consistent with industry standards applicable to chemical companies operating globally.

ITEM 4A. UNRESOLVED STAFF COMMENTS.

Not applicable.

ITEM 5. OPERATING AND FINANCIAL REVIEW AND PROSPECTS

The following discussion of our financial condition and results of operations should be read in conjunction with our audited consolidated financial statements at December 31, 2010 and 2009 and for the two years ended December 31, 2010, included in this annual report, as well as with the information presented under “Presentation of Financial and Other Information” and “Item 3. Key Information—Selected Financial Information.”

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

•      a discussion of developments since December 31, 2010 that may materially affect our financial condition and results of operations;

•      a discussion of our results of operations for the years ended December 31, 2010 and 2009;

•      a discussion of our liquidity and capital resources, including our working capital at December 31, 2010, our cash flows for the years ended December 31, 2010 and 2009, and our material short-term and long-term indebtedness at December 31, 2010;

•      a discussion of our contractual commitments; and

•      a discussion of market risks that may have a material effect on our results of operations, financial condition and liquidity.

Overview

We are the largest producer of thermoplastic resins in the Americas and the eighth largest producer of thermoplastic resins in the world, based on annual production capacity of our 31 plants in Brazil and the United States at December 31, 2010.  We are the only producer of ethylene, polyethylene and polypropylene in Brazil. We produce a diversified portfolio of petrochemical and thermoplastic products and have a strategic focus on polyethylene, polypropylene and PVC. We are also the third largest Brazilian-owned private sector industrial company, based on net sales revenue in 2010. We recorded net sales revenue of R$25,494.8 million and net income of R$1,889.5 million during the year ended December 31, 2010.

Our results of operations will be significantly influenced in future periods as a result of our acquisition of the Quattor Companies in the Quattor Acquisition and our acquisition of Braskem America in the Sunoco Chemicals Acquisition. For information regarding these acquisitions and the acquired companies, see “Item 4. Information on the Company—History and Development of Our Company—Sunoco Chemicals Acquisition” and “Item 4. Information on the Company —History and Development of Our Company—Quattor Acquisition,” “Item 4. Information on the Company—Quattor Unit,” and “Item 4. Information on the Company—Braskem America.” In addition, our results of operations for the years ended December 31, 2010 and 2009 have been influenced, and our results of operations will continue to be influenced, by a variety of factors, including:

•      the growth rate of Brazilian GDP, which grew by an estimated 7.5% annual rate in 2010 and contracted by 0.2% in 2009, and which affects the demand for our products and, consequently, our domestic sales volume;

•      the expansion of global production capacity for the products that we sell and the growth rate of the global economy;

•      the international market price of naphtha, our principal raw material, expressed in dollars, which has a significant effect on the cost of producing our products and which has been volatile during the two years ended December 31, 2010, increasing from US$258 per ton on December 31, 2008 to US$682 per ton on December 31, 2009 and fluctuating in a range between US$628 and US$755 per ton during 2010 before increasing in the last two months of 2010 to US$842 per ton on December 31, 2010,

•      the average domestic prices of our principal products expressed in dollars, which fluctuate to a significant extent based on fluctuations of international prices for these products and which also have a high correlation to our raw material costs;

•      our capacity utilization rates, which remained stable for ethylene in 2010 compared to 2009, declined for polyethylene and polypropylene, primarily as a result of our acquisition of Quattor, whose plants have historically operated at utilization rates that are less than ours, and increased for PVC as a result of the recovery of the construction sector in Brazil;

•      changes in the real/U.S. dollar exchange rate, including the appreciation of the real  against the U.S. dollar by 4.3% in 2010 and 25.5% in 2009, which have affected our financial expenses as a result of our significant U.S. dollar-denominated liabilities that require us to make principal and interest payments in U.S. dollars;

•      the level of our outstanding indebtedness, fluctuations in benchmark interest rates in Brazil, which affect our interest expenses on our real-denominated floating rate debt, and fluctuations in the LIBOR rate, which affect our interest expenses on our dollar-denominated floating rate debt;

•      the inflation rate in Brazil, which was 11.3% in 2010, and reflected deflation of 1.4% in 2009, in each case, as measured by the IGP-DI, and the effects of inflation on our operating expenses denominated in reais  and our real-denominated debt that is indexed to take into account the effects of inflation or bears interest at rates that are partially adjusted for inflation; and

•      the tax policies adopted by, and resulting tax obligations to, the Brazilian government and the governments of the Brazilian states in which we operate.

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

Financial Presentation and Accounting Policies

Presentation of Financial Statements

We have prepared our audited consolidated financial statements at December 31, 2010 and 2009 and for each of the years ended December 31, 2010 and 2009 in accordance with IFRS.

Our consolidated financial statements have been prepared in accordance with Instruction 247. Instruction 247 requires our company to proportionally consolidate jointly controlled companies that are not our subsidiaries but which we jointly control with one or more other shareholders.

As a result of our acquisition of control of Quattor, we consolidated Polibutenos in our financial statements as from May 1, 2010. In May 2010, we purchased (1) 33.3% of the outstanding share capital of Polibutenos from Unipar and (2) 33.3% of the outstanding share capital of Polibutenos from Chevron Brasil. On September 1, 2010, Polibutenos and Quattor Química merged with and into Quattor.

Operating Segments and Presentation of Segment Financial Data

We believe that our organizational structure at December 31, 2010 reflected our business activities and corresponded to our principal products and production processes. At December 31, 2010, we had five production business units and one distribution business unit, and reported our results by six corresponding segments to reflect this organizational structure:

•      Basic Petrochemicals—This segment includes our production and sale of basic petrochemicals at the Northeastern Complex and the Southern Complex, and our supply of utilities produced at these complexes to second generation producers, including some producers owned or controlled by our company.

•      Polyolefins—This segment includes our production and sale of polyethylene and polypropylene, excluding the operations of the Quattor Companies and Braskem America.

•      Quattor—This segment includes the operations of Quattor, RioPol and Braskem Petroquímica, which consist of the production and sale of basic petrochemicals at the São Paulo Complex and the Rio de Janeiro Complex, our supply of utilities produced at the complexes to second generation producers, and the production and sale of polyethylene and polypropylene by the Quattor Companies. This segment began reporting as from May 1, 2010 as a result of our acquisition of control of Quattor.

•      Vinyls—This segment includes our production and sale of PVC, caustic soda and EDC.

•      Braskem America—This segment includes the operations of Braskem America, which consist of the production and sale of polypropylene. This segment began reporting as from April 1, 2010 as a result of the Sunoco Chemicals Acquisition.

•      Chemical Distribution—This segment includes the operations of QuantiQ, included the operations of Unipar Comercial from May 1, 2010 until its merger with QuantiQ on January 3, 2011, and included the operations of Varient prior to our disposal of Varient in June 2010. This segment distributes petrochemical products manufactured by our company and other domestic and international companies.

We have included a reconciliation of the results of operations of our segments, as they existed at December 31, 2010, to our consolidated results of operations under “—Results of Operations” below.

Following the approval of our acquisition of Quattor and its subsidiaries by CADE in February 2011, we implemented a new organizational structure that we believe reflects our business activities and corresponds to our principal products and production processes. We now have four production business units and one distribution business unit, and report our results by five corresponding segments to reflect this organizational structure:

•      Basic Petrochemicals—This segment includes our production and sale of basic petrochemicals at the Northeastern Complex, the Southern Complex, the São Paulo Complex and the Rio de Janeiro Complex and our supply of utilities produced at these complexes to second generation producers, including some producers owned or controlled by our company.

•      Polyolefins—This segment includes the production and sale of polyethylene and polypropylene by our company, excluding the operations Braskem America.

•      Vinyls—This segment includes our production and sale of PVC, caustic soda and EDC.

•      Foreign Business —This segment includes the operations of Braskem America, which consist of the production and sale of polypropylene in the United States.

•      Chemical Distribution—This segment includes the operations of QuantiQ. This segment distributes petrochemical products manufactured by our company and other domestic and international companies.

We will report the results of our segments giving effect to this new organizational structure for periods after December 31, 2010.

Critical Accounting Policies

The presentation of our financial condition and results of operations in conformity with IFRS requires us to make certain judgments and estimates regarding the effects of matters that are inherently uncertain and that impact the carrying value of our assets and liabilities. Actual results could differ from these estimates. In order to provide an understanding about how we form our judgments and estimates about certain future events, including the variables and assumptions underlying the estimates, and the sensitivity of those judgments to different variables and conditions, we have included comments related to the following critical accounting policies under IFRS:

•      Impairment and depreciation and amortization of permanent assets. Our goodwill and property, plant and equipment at December 31, 2010 were R$2,063.7 million and R$19,366.3 million, respectively. The recoverable value of property, plant and equipment and other noncurrent assets including intangible assets (other than goodwill) are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. The recoverable value of goodwill is reviewed for impairment on an annual basis. An impairment loss is recognized for the amount by which the asset’s carrying amount exceeds its recoverable amount. The recoverable amount is the higher of an asset’s fair value less costs to sell and value in use. For the purposes of assessing impairment, assets are grouped at the lowest level for which there are separately identifiable cash flows (cash-generating units). Non-financial assets other than goodwill that suffered an impairment are reviewed for possible reversal of the impairment at each reporting date. During the year ended December 31, 2009, we recorded impairment charges of R$25.0 million related to our São Paulo PVC plant. As of December 31, 2010, we do not believe that any of our other cash generating units was at risk of impairment.

Our impairment tests consider the lowest level of cash generating units based on our operating and segment structure at year end. We generate cash flow projections for each cash generating unit over the useful life of the related assets. Definition of different segments or changes in our operations could impact the definition of our cash generating units.

The discount rate applied is based on the weighted average cost of capital for our company at the relevant dates of valuation. Our projections include assumptions regarding (1) volumes that consider our current and projected production; (2) prices based on a sales prices cycle of approximately five years for our products; (3) costs of goods sold based on international reference prices; and (4) capital expenditures projected for future years. The margins realized during the current price cycle reached its low point in 2009. Margins for our products in 2010 were higher than those used in our projections. Changes to our projected margins resulting from changes in the petrochemical cycle, global economic conditions or strategic decisions to suspend or terminate production of certain products and to close the related plants could significantly impact our impairment charges. The impairment test performed at December 31, 2010 supports a 10% negative fluctuation in contribution margin without changing the impairment result.

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

•      Deferred Tax. We recognize deferred tax assets and liabilities based on the differences between the financial statement carrying amounts and the tax basis of assets and liabilities using prevailing tax rates. We regularly review any deferred tax assets for recoverability and reduce their carrying value based on our historical taxable income, projected future taxable income and the expected timing of any reversals of existing temporary differences. If one of our subsidiaries operates at a loss or is unable to generate sufficient future taxable income, or if there is a material change in the actual effective tax rates or the time period within which the underlying temporary differences become taxable or deductible, we evaluate the need to reduce partially or completely the carrying value of our deferred tax assets. At December 31, 2010, we had recorded R$1,136.7 million of deferred tax assets primarily related to our acquisition of Quattor.

•      Contingencies. We are currently involved in numerous judicial and administrative proceedings, as described under “Item 8. Financial Information—Legal Proceedings,” and in note 25 to our audited consolidated financial statements. We record accrued liabilities for contingencies that we deem probable of creating an adverse effect on our results of operations or financial condition and for certain tax contingencies that we deem possible of creating an adverse effect on our results of operations or financial condition. We believe that these contingencies are properly recognized in our financial statements.

•      Provision for doubtful accounts. We record a provision for doubtful accounts in an amount considered sufficient to cover estimated losses on the realization of our receivables, taking into account our loss experience and the aging of our accounts receivable. Additionally, we analyze, on a monthly basis, the amounts and characteristics of trade accounts receivable compared to our pre-defined credit limits for our customers in order to determine if additional provisions are required. At December 31, 2010, our total trade accounts receivable was R$2,226.1 million and the provision for doubtful accounts was R$269.2 million. Significant changes in our historical loss experience on accounts receivable which are not apparent through our aging analysis could require significant changes to our provisions for doubtful accounts.

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

•      Useful life of long-lived assets. We recognize the depreciation of long-lived assets based on their estimated useful life, which in turn is based on industry practices and previous experience. However, the actual useful life can vary based on the current state of technologies at each unit. The useful life of the long-lived asset also affects the impairment testing. We do not believe that there are any indications of material change in the estimates and assumptions used in the calculation or the impairment losses of long-lived assets. However, if the actual results are not consistent with the estimates and assumptions used in the future cash flows estimating the fair value of the assets, we could be exposed to potentially significant losses.

•      Valuation of assets and liabilities in business combinations.  We have entered into certain business combinations in accordance with IFRS, as described in note 5 to our audited consolidated financial statements. We have allocated the cost of the entity acquired to the assets acquired and liabilities assumed, on a fair value basis, estimated at the date of acquisition. Any difference between the cost of the acquisition and the fair value of the assets acquired and liabilities assumed is recorded as goodwill. We exercise significant judgment in the process of identifying the tangible and intangible assets and liabilities, valuing such assets and liabilities in determining the remaining useful life. Assumptions used to value those assets and liabilities include estimates of discounted cash flows or discount rates and may result in a difference between the estimated and actual values. If the actual results are not consistent with the estimates and assumptions used, we could be exposed to potentially significant losses.

Principal Factors Affecting Our Results of Operations

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

•      In April 2010, we purchased 60% of the outstanding share capital of Quattor from Unipar for an aggregate amount of R$659.5 million and the assumption of a put option granted by Unipar to BNDESPAR with respect to the shares of RioPol held by BNDESPAR. Quattor was a holding company that, at the time of the acquisition, owned, directly and indirectly, 75.0% of the outstanding share capital of RioPol, 99.3% of the outstanding share capital of Quattor Petroquímica, 100% of the outstanding share capital of Quattor Química, and 33.3% of the outstanding share capital of Polibutenos.

•      In May 2010, we purchased from Unipar all of the outstanding share capital of Unipar Comercial an aggregate amount of R$27.1 million, and 33.3% of the outstanding share capital of Polibutenos for an aggregate amount of R$22.4 million.

•      In June 2010, we completed a share exchange (incorporação de ações) transaction in which we issued an aggregate of 18,000,087 of our common shares to the holders of the Quattor shares that we did not own in exchange for their shares of Quattor.

•      In December 2010, we completed a tender offer in which we acquired an additional 0.1% of the share capital of Quattor Petroquímica for R$1.8 million.

As a result of our acquisition of control of Quattor, we have consolidated the results of Quattor and its subsidiaries into our financial statements as from May 1, 2010. As a result of our acquisition of control of Unipar Comercial, we consolidated the results of Unipar Comercial into our financial statements as from May 1, 2010 until its merger with QuantiQ on January 3, 2011. As a result of our acquisition of control of Quattor, we consolidated the results of Polibutenos into our financial statements as from May 1, 2010. On September 1, 2010, Polibutenos and Quattor Química merged with and into Quattor.

We accounted for the acquisitions of Quattor and Unipar Comercial under the purchase method. Because the acquisition cost for Quattor of R$1,173.1 million was lower than the fair value on the acquisition date of the net assets acquired of R$2,014.5 million, the difference of R$841.5 million was recognized in our statement of operations as a gain from business combination. Because the acquisition cost for Unipar Comercial of R$27.1 million was lower than the fair value on the acquisition date of the net assets acquired of R$35.1 million, the difference of R$7.7 million was recognized in our statement of operations as a gain from business combination.

We expect to incur costs and capital expenditures in connection with the integration of the operations of Quattor and our company, which we intend to complete as soon as possible.

Our net sales volumes, net sales revenue, gross profit and operating income and net income have been significantly affected as from May 1, 2010 by the consolidation in our financial statements of the consolidated results of operations of the Quattor and its consolidated subsidiaries. Our operating income and net income could also be affected by any future impairment of the goodwill that we record as a result of the acquisition of the Quattor Companies. In our tax accounts, this goodwill will be amortized over a period of ten years, reducing our taxable net income during this period and, consequently, reducing our payments of income taxes and social contribution to the extent that we otherwise generate taxable income during this period.

Effects of the Sunoco Chemicals Acquisition

On April 1, 2010, we acquired all of the outstanding capital stock of Sunoco Chemicals, which we have renamed Braskem America, for US$350.7 million, excluding acquisition costs. The assets of Braskem America consist of three polypropylene plants located in La Porte, Texas, Marcus Hook, Pennsylvania and Neal, West Virginia, with an aggregate annual production capacity of 980,000 tons, as well as a petrochemicals research facility in Pittsburgh, Pennsylvania. As a result of our acquisition of Braskem America, we have consolidated the results of the Braskem America into our financial statements as from April 1, 2010.

We accounted for this acquisition under the purchase method. Because the acquisition cost of R$620.8 million was lower than the fair value on the acquisition date of the net assets acquired of R$746.9 million, the difference of R$126.1 million was recognized in our statement of operations as a gain from business combination.

We expect to incur costs and capital expenditures in connection with the integration of the operations of Braskem America and our company, which we intend to complete as soon as possible.

Our acquisition of Braskem America has increased the volume of our sales from polypropylene and the related net sales revenue as from April 1, 2010 as a result of the consolidation in our financial statements of the consolidated results of operations of Braskem America.

Growth of Brazil’s Gross Domestic Product and Domestic Demand for Our Products

Our sales in Brazil represented 65.3% of our net sales revenue in the year ended December 31, 2010. As a Brazilian company with a substantial majority of our operations in Brazil, we are significantly affected by economic conditions in Brazil. Our results of operations and financial condition have been, and will continue to be, affected by the growth rate of Brazilian GDP because our products are used in the manufacture of a wide range of consumer and industrial products.

Because of our significant market share in many of the Brazilian markets in which our petrochemical products are sold, fluctuations in Brazilian demand for polyethylene, polypropylene and PVC affect our production levels and net sales revenue. Brazilian GDP grew at an estimated compound average annual rate of 3.3% from 2001 through 2010. From 2001 through 2010, the consumption volumes in Brazil of polyethylene (including EVA), polypropylene and PVC increased at compound average annual rates of 4.8%, 6.6% and 6.2%, respectively.

The following table sets forth the growth rates of Brazilian GDP and domestic apparent consumption for polyethylene, polypropylene and PVC for the periods presented.

	Year Ended December 31,
	2010	2009	2008	2007	2006

Brazilian GDP	7.5%	(0.2)%	5.1%	6.1%	3.7%
Brazilian consumption of polyethylene(1)	15.1	4.2	0.4	7.1	11.4
Brazilian consumption of polypropylene(1)	11.3	9.4	0.2	10.3	4.6
Brazilian consumption of PVC(1)	15.5	(6.0)	14.4	14.5	10.5

___________________________

 (1) Braskem estimates.

 Source: ABIQUIM.

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

The global economic slowdown that began in September 2008 adversely affected economic growth in Brazil in 2009, leading to the depreciation of the real  against the U.S. dollar and the reduced availability of liquidity and credit. In 2009, Brazilian GDP contracted by 0.2% and domestic resin sales volume declined by 0.4%. Certain sectors related to personal consumption, such as packaging for food products, were not significantly impacted by the slowdown in growth. Over the course of 2009, many of the Brazilian economic sectors that represent the principal markets for resins began to recover. In addition, government incentives to promote production in the automotive, durable goods and construction sectors, including a program to support the construction of up to one million homes for low-income families, stimulated demand for resins.

During 2010, Brazilian GDP grew by 7.5% and domestic resin sales volume grew by 15.3% Brazilian consumption volumes of polyethylene increased by 15.1%, polypropylene increased by 11.3% and PVC increased by 15.5%. The decline in global petroleum prices and the significant depreciation of the real  against the U.S. dollar in the second half of 2008 resulted in price instability and a significant reduction in purchases of our products as our customers delayed purchases and consumed their inventories in anticipation of reductions in the prices of thermoplastic resins. Although purchases of our products by our customers recovered during 2009 and inventories in the production chain remained below prior levels throughout that year, inventories in the production chain began to recover in 2010. However, the industry may be experiencing a trend in which it maintains tighter control of its inventory, resulting in lower levels inventory industry-wide in the future.

We believe that domestic demand for thermoplastic resins may continue to be affected by global macroeconomic factors. In addition, although the volume of our basic petrochemical and thermoplastic resin sales has recovered significantly from the levels experienced in the fourth quarter of 2008, exports of basic petrochemicals now constitute a larger percentage of our sales than has historically been the case, a trend that we believe is likely to continue in the future.

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

A variety of petrochemical companies have announced plans to build significant additional ethylene production capacity, primarily in the Middle East and Asia. According to CMAI, 21.6 million tons of annual ethylene capacity are scheduled to be commissioned between 2011 and 2015. However, expansions of ethylene capacity are frequently subject to delays, and we cannot predict when the planned additional capacity will be commissioned, if at all.

The contraction of demand in the United States led thermoplastic resin producers in the United States to increase the volume of exports of their thermoplastic products in the second half of 2008, leading to greater price competition in the export markets that we serve, which led to a decline in margins available to us in our export sales of these resins. In 2009, this price competition from United States producers abated somewhat following the decision of resin producers in the United States to shut down, temporarily or permanently, a portion of their production capacity. However, international pricing pressures increased in the second half of 2009 and continued during the first half of 2010 as the price differential between naphtha and gas increased and producers using ethane and propane as raw materials were able to maintain competitive margins at sales prices lower than those required by some naphtha based producers. Although this pricing pressure eased during the beginning of the third quarter of 2010, we believe that this pricing pressure will continue through the first half of 2011 due to the entry of new supply in the Middle East and Asia, which is expected to more than offset the effects of the production stoppages and plant closures in the United States and Europe. We anticipate that the increased price pressure caused by this new supply will result in opportunities for industry consolidation and create downward pressure on resin prices.

However, the anticipated effects of the increases in global capacity have been partially mitigated in 2010 by (1) unscheduled and scheduled maintenance shutdowns in Asia and Europe; (2) low capacity utilization rates at some new plants in the Middle East as these plants resolve operational problems and undergo unscheduled shutdowns; (3) the absence of qualified and trained labor available to effectively operate some of the newly commissioned plants; (4) the effects of trade sanctions imposed on Iran on the ability of plants located in Iran to export into the international markets; and (5) the effects of raw material shortages or irregular supplies of natural gas encountered by some plants located in the Middle East. We expect that many of these factors will continue through 2011, dampening the negative effects on our margins of the commissioning of new capacity.

Based on historical growth of demand for polyethylene, polypropylene and PVC, we believe that the additional capacity introduced in the market in 2009 and 2010 will be absorbed by the market in the medium-term. However, we expect that the production generated by this increase in capacity may lead to continued pressure on prices in the international markets and an increase in competition from imports in the Brazilian markets, which could adversely affect our net sales revenues, gross margins and overall results of operations.

Effects of Fluctuations in Naphtha Prices

Fluctuations in the international market price of naphtha have significant effects on our costs of goods sold and the prices that we are able to charge our customers for our first and second generation products. Social unrest and changes in governing regimes in the Middle East, as well as military actions in Libya, have had and may continue to have negative effects on oil production and price volatility, consequently driving naphtha and petrochemical prices higher worldwide.

Effects on Cost of Sales

Naphtha is the principal raw material used by our Basic Petrochemicals Unit and our Quattor Unit and, indirectly, in several of our other business units. Naphtha and condensate accounted for 90.3% of the total cost of sales of our Basic Petrochemicals Unit during 2010. Naphtha and condensate accounted for 55.8% of our direct and indirect consolidated cost of sales and services rendered during 2010.

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

Our contracts with Petrobras provides for naphtha prices based on a variety of factors, including the market prices of naphtha and other basic petrochemical derivatives, the volatility of the prices of these products in the international markets, the real/U.S. dollar exchange rate, and the level of paraffinicity of the naphtha that is delivered. As a result, we believe that the cost of our first generation products will be less exposed to fluctuations in the Amsterdam-Rotterdam-Antwerp market price for naphtha in the future.

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

The international market prices of our petrochemical products have fluctuated significantly, and we believe that they will continue to do so. Volatility of the price of naphtha and the upward trend in the price of petroleum and naphtha have effects on the price competitiveness of our naphtha-based crackers and our resins. Because pricing trends for naphtha, ethane and propane have diverged in recent years to a greater extent than has been the case historically, producers of ethylene and resin products derived from ethane and propane generally have experienced lower unit raw material costs than naphtha-based producers of these products. As a consequence, significant increases in the pricing differential between naphtha and gas increases the competitiveness of products derived from ethane and propane and may result in pricing pressure in the international markets.

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

The table below sets forth capacity utilization rates with respect to the production facilities for some of our principal products for the periods presented.

	Year Ended December 31,
	2010	2009	2008

Ethylene	89%(1)	89%	84%
Polyethylene	85(1)	88(2)	80
Polypropylene	83(1)(3)	86	87
PVC	93	91	99

(1)   Giving effect to our consolidation of the results of Quattor as from May 1, 2010.

(2)   Giving effect to our consolidation of the results of Triunfo as from May 1, 2009.

(3)   Giving effect to our consolidation of the results of Braskem America as from April 1, 2010.

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

The utilization rate of our ethylene production capacity was adversely affected during 2010 as a result of programmed maintenance shutdowns of the Northeastern Complex’s Olefins 2 and Aromatics 2 units for 52 days in November and December 2010.

The utilization rate of our basic petrochemicals, polyolefins and vinyls plants in the Northeastern Complex and Alagoas was adversely affected during the first quarter of 2011 as a result of an interruption of the supply of energy in the north and northeast regions of Brazil. As a result of the interruption of the energy supply to these plants, we lost nine days of production from these plants prior to the restoration of full capacity of these plants.

Effect of Sales Outside Brazil on Our Financial Performance

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

During the year ended December 31, 2010, 34.7% of our net sales revenue was derived from sales of our products outside Brazil as compared with 21.2% of our net sales revenue during 2009. Net sales revenues derived from sales outside Brazil increased by 158.3% in the year ended December 31, 2010.

During the year ended December 31, 2010, sales to customers in countries in the Americas (other than Brazil) accounted for 67.2% of our sales outside Brazil. During the year ended December 31, 2010, sales to customers in Europe accounted for 21.8% of our sales outside Brazil, and sales to customers in East Asia accounted for 2.1% of our sales outside Brazil. The increase in the proportion of sales to other countries in the Americas is primarily a result of our acquisition of Quattor and Sunoco, which sell a greater percentage of their products in these countries than we have historically sold.

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

The global economic slowdown since September 2008 has had, and may continue to have, a negative effect on economic growth in the countries to which we export our products. Although recovery from the global economic slowdown has been slow in industrialized economies, particularly in the United States, the European Community and Japan, emerging markets such as China, India and Brazil began to record consumption growth in the first half of 2009 and were able to sustain this growth throughout the remainder of 2009 and through 2010.

Uncertainty persists regarding the pace of recovery in the global economy. The United States has shown signs of improvement; however, recent developments in the sovereign debt markets relating to countries in the European Union, particularly Greece, Ireland and Portugal, have led to increased uncertainty regarding the economic recovery in Europe. In addition, social unrest and changes in governing regimes in the Middle East, military actions in Libya, and the effects of the recent earthquake and tsunami in Japan may lead to unpredictable effects on the global economy or the economies of the affected regions.

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

Fluctuations in the real  affect the cost of naphtha and other U.S. dollar-linked or imported raw materials. The price of naphtha, our principal raw material, is linked to the U.S. dollar. The pricing formula included in the contract with Petrobras under which we purchase naphtha for our basic petrochemical plants in the Northeastern Complex and in the Southern Complex includes a factor that adjusts the price to reflect the real/U.S. dollar exchange rate.

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

Our consolidated U.S. dollar-denominated indebtedness represented 63.1% of our outstanding indebtedness at December 31, 2010. As a result, when the real  depreciates against the U.S. dollar:

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

Export sales and sales by Braskem America, which enable us to generate receivables payable in foreign currencies, tend to provide a hedge against a portion of our U.S. dollar-denominated debt service obligations, but they do not fully match them. Accordingly, we often enter into hedges to mitigate exchange rate fluctuations in our U.S. dollar-denominated indebtedness. To further mitigate our exposure to exchange rate risk, we try, where possible, to enter into trade finance loans for our working capital needs, which funding is generally available at a lower cost because it is linked to U.S. dollar exports. However, future U.S. dollars that we generate from export sales and sales by Braskem America may not be in an amount sufficient to cover all of our U.S. dollar trade finance liabilities.

Effect of Level of Indebtedness and Interest Rates

At December 31, 2010, our total outstanding consolidated indebtedness, net of transaction costs, was R$12,728.5 million. The level of our indebtedness results in significant financial expenses that are reflected in our statement of operations. Financial expenses consist of interest expense, exchange variations of U.S. dollar- and other foreign currency-denominated debt, foreign exchange losses or gains, and other items as set forth in note 31 to our audited consolidated financial statements. In the year ended December 31, 2010, we recorded total financial expenses in the financial expenses line item of R$1,696.9 million, of which R$894.3 million consisted of interest expense, R$327.3 million consisted of expenses related to monetary variation on financing and R$464.6 million consisted of foreign exchange gains. The interest rates that we pay depend on a variety of factors, including prevailing Brazilian and international interest rates and risk assessments of our company, our industry and the Brazilian economy made by potential lenders to our company, potential purchasers of our debt securities and the rating agencies that assess our company and its debt securities.

Standard & Poor’s, Moody’s and Fitch maintain ratings of our company and our debt securities. On a global basis, Standard & Poor’s maintains a local currency rating for our company of “BBB— (stable)” and a foreign currency rating for our company of “BBB— (stable),” Moody’s maintains a local currency rating for our company of “Baa3 (stable)” and a foreign currency rating for our company of “Baa3 (stable)” and Fitch maintains a local currency rating for our company of “BB+/Positive Outlook” and a foreign currency rating for our company of “BB+/Positive Outlook.” Any ratings downgrades in the future would likely result in increased interest and other financial expenses relating to borrowings and debt securities and could adversely affect our ability to obtain such financing on satisfactory terms or in amounts required by us.

Effects of Brazilian Inflation

Brazilian inflation affects our financial performance by increasing some of our operating expenses denominated in reais  (and not linked to the U.S. dollar). A significant portion of our costs of sales and services rendered, however, are denominated in or linked to the U.S. dollar and are not substantially affected by the Brazilian inflation rate. Some of our real-denominated debt is indexed to take into account the effects of inflation. Under this debt, the principal amount generally is adjusted with reference to the General Price Index—Market (Índice Geral de Preços—Mercado), an inflation index, so that inflation results in increases in our financial expenses and debt service obligations. In addition, a significant portion of our real-denominated debt bears interest at the TJLP or the CDI rate, which are partially adjusted for inflation.

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

We are exempt from corporate income tax on the profits arising from the sale of PVC manufactured at our Alagoas plant until June 2019. In addition, we are entitled to pay only 25% of the statutory income tax rate on the profits arising from the sale of:

•      polyethylene manufactured at one of our polyethylene plants in the Northeastern Complex and basic petrochemical products manufactured in the Northeastern Complex, until December 31, 2011;

•      polyethylene manufactured at one of our polyethylene plants in the Northeastern Complex and caustic soda, chlorine and EDC, produced at our plants in the Northeastern Complex and Alagoas, until December 31, 2012;

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

Due to operating losses sustained by us in the past, we had R$372.1 million of deferred tax assets arising from R$133.5 million of tax loss carryforwards available at December 31, 2010. Income tax loss carryforwards available for offset in Brazil do not expire. However, the annual offset is limited to 30% of our adjusted net profits. This limit also affects the Social Contribution on Net Income (Contribuição Social Sobre o Lucro Líquido), or CSLL.

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

Settlement of Tax Disputes

In November 2009, we settled numerous tax proceedings in which our company had challenged assessments against us of IPI and CSLL taxes and include these amounts in the Tax Debit Repayment Program offered by the Office of the General Counsel to the National Treasury and the Federal Brazilian Revenue Service (Receita Federal do Brasil). The total amount of the debits included in the repayment program was R$3,215.3 million. Under this program, we agreed to pay R$1,138.3 million in 12 monthly installments with respect to the amounts of IPI which we had contested, and agreed to pay R$852.5 million in 180 monthly installments with respect to the amounts of CSLL which we had contested.

Of the R$2,363.4 million included in the repayment program with respect to the amounts of IPI which we had contested, we settled R$285.6 million through the use of our negative tax base and R$939.5 million through the use of tax losses. As a result of this settlement, we recorded other operating loss in 2009 and additional liabilities in the amount of R$1,152.2 million. As a result of the settlement with respect to the amounts of CSLL which we had contested, we recorded financial expenses of R$547.6 million and an additional R$304.9 million as Social contribution—Installment Payment Law No. 11,941/09 in our income statements in 2009, and recorded additional liabilities in the amount of R$852.5 million.

In February 2010, we filed for voluntary termination of lawsuits relating to claims filed against us by the Brazilian federal tax authorities for payment of contested federal taxes, including CSLL, PIS/COFINS and IPI, and elected to participate in the federal tax installment program established by Law No. 11,941/09, which substantially reduced the default charges and fines that could have been levied against us if we were unsuccessful in the defense of these lawsuits. In connection with these voluntary terminations, we agreed to pay R$368.2 million. We recorded expenses of R$241.7 million during the year ended December 31, 2009, and reclassified R$126.5 million from tax payable to installment program.

Recent Developments

The following is a summary of major transactions entered into, and other developments affecting, our company since December 31, 2010.

Power Blackout in Northeast Brazil

On February 4, 2011, a failure in the power grid serving all of the states in Brazil's Northeast caused a power blackout that led to an unscheduled stoppage of our basic petrochemicals, polyolefins and vinyls plants in the States of Bahia and Alagoas, including our plants at the Northeastern Complex and the plants of our Vinyls Unit.

This power failure caused damage to our basic petrochemicals plants in the Northeastern Complex, which required us to undertake certain repairs to our plants and reduced the capacity utilization of these plants and the related plants of our Polyolefins Unit and our Vinyls Unit as we ramped up production to normal utilization levels following this power failure. We estimate that as a result of this power failure, production of ethylene was reduced by approximately 90,000 tons during the three-month period ended March 31, 2011, with consequent declines in production of polyethylene, polypropylene and vinyls products.

We understand that the power failure did not occur as a result of a structural problem in the power grid, but rather from a unique set of circumstances that we do not expect to recur. We estimates that the physical losses and impacts from the power blackout reduced our net income for the three-month period ended March 31, 2011 by approximately R$230 million, and are considering available claims under our insurance policies to recover the loss of profit deriving from this power failure.

Agricultural Credit Note Facility (Nota de Crédito Agrícola)

In February 2011, Braskem entered into an agricultural credit note facility with Banco do Brasil in an aggregate principal amount of R$250.0 million. The loan proceeds will be used for the acquisition of agricultural products (ethanol) directly from producers and their cooperatives. Principal on this loan is due in two payments of R$50.0 million in February 2013 and R$200.0 million in February 2014. This loan bears interest at a floating rate of approximately 99% of CDI and interest is payable on the principal payment dates.

Export Prepayment Agreement from Sumitomo and Credit Agricole

In February 2011, Braskem entered into a loan agreement with Sumitomo Chemical Company Limited, or Sumitomo, and Crédit Agricole in the aggregate amount of US$200.0 million. The loan proceeds will be used (i) to build a new facility at the existing industrial unit in the Southern Complex, which will have an annual production capacity of 200,000 tons of HDPE and LDPE from bioethanol derived from sugarcane and non-grain feedstock and (ii) to upgrade facilities at the Southern Complex, Northeastern Complex and Alagoas and Southeastern Complex. Interest is payable semi-annually in February and August. This loan bears interest at a floating rate based on LIBOR plus 1.20% per annum and matures in February 2021.

Issuance of 5.75% Notes due 2021

In April 2011, we issued and sold US$750.0 million aggregate principal amount of our 5.75% Notes due 2021. Interest on these notes is payable semi-annually in arrears in April and October of each year and these notes mature on April 15, 2021. We used the proceeds of this offering to prepay a portion of our outstanding indebtedness.

Tender Offer for 2014 Notes, 2015 Notes and 2017 Notes

In April 2011, Braskem Finance Limited, or Braskem Finance, completed tender offers that it had made for any and all of our outstanding  11.75% Notes due 2014, or the 2014 Notes, 8.00% Notes due 2017, or the 2017 Notes, and 9.375% Notes due 2015, or the 2015 Notes. In these tender offers, we repurchased US$165.7 million aggregate principal amount of the 2014 Notes, US$84.7 million aggregate principal amount of the 2015 Notes, and US$144.3 million aggregate principal amount of the 2017 Notes.

Redemption of 9.00% Perpetual Bonds

In April 2011 we redeemed all of our outstanding 9.00% Perpetual Bonds in the aggregate principal amount of US$200.0 million.

Banco do Brasil Foreign Exchange Contracts

In April 2011, Braskem entered into three foreign exchange contracts (ACC — Adiantamento sobre Contrato de Câmbio) in an aggregate principal amount of US$250.0 million in connection with export of certain goods. Under these foreign exchange contracts, Braskem is obligated to export goods in the amount of US150.0 million by June 27, 2011, US$100.0 million by June 28, 2011 and US$50.0 million by June 30, 2011.

Caixa Econômica Federal Credit Export Note Facility

In April 2011, Braskem entered into an export note facility with Caixa Econômica Federal, or CEF, in an aggregate principal amount of R$450.0 million. The loan proceeds will be used to produce petrochemical products to be exported between April 2011 and March 2019. Interest is payable quarterly in January, April, July and October of each year. The loan bears interest at a floating rate of approximately 112.5% of CDI and matures in April 2019.

Banco Itaú BBA Import Finance Agreement

In May 2011, Braskem entered into an import financing agreement in the amount of US$60.2 million in connection with the import of certain goods. The loan bears interest at an annual rate of 1.14% and matures in June 2011.

Casualty Incident at Alagoas Chlor-Alkali Plant

On May 21, 2011, our Alagoas chlor-alkali plant experienced a chlorine leak, which was caused by the failure of certain equipment. On May 23, 2011, a different piece of equipment in the same plant ruptured. This equipment rupture did not involve any leakage of chlorine. The cause of both events was an abnormal and unpredictable increase in the concentration of trichloramine which is generated in this plant’s production process.

As a result of the chlorine leak, approximately 150 local residents were examined for respiratory contamination by the emergency room of a local hospital. All were released within 24 hours. The equipment rupture resulted in the hospitalization of five employees of Mills Estruturas e Serviços de Engenharia S.A. working at this plant, three of whom were released from the hospital the following day. As of the date of this annual report, two of these workers remain hospitalized.

As a result of these incidents, our chlor-alkali plant was temporarily shut down on May 21, 2011 and resumed operations on June 9, 2011. We are currently evaluating the impact of these events on our operations, and do not expect these events to have any material adverse impact on our results.

Results of Operations

The following discussion of our results of operations is based on our consolidated financial statements prepared in accordance with IFRS.

As a result of our acquisition of control of Quattor, we have consolidated the results of Quattor and its subsidiaries into our financial statements as from May 1, 2010. As a result of our acquisition of control of Unipar Comercial, we consolidated the results of Unipar Comercial into our financial statements as from May 1, 2010 until its merger with QuantiQ on January 3, 2011. As a result of our acquisition of control of Polibutenos, we consolidated the results of Polibutenos into our financial statements as from May 1, 2010. On September 1, 2010, Polibutenos and Quattor Química merged with and into Quattor. We have included the results of Quattor, Quattor Química (which has merged with and into Quattor), RioPol, Braskem Petroquímica (formely known as Quattor Petroquímica), Polibutenos (which has merged with and into Quattor) and their subsidiaries in our Quattor segment as from the date on which the respective financial statements of these companies have been consolidated into our financial statements.

As a result of our acquisition of Braskem America, we have fully consolidated the results of Braskem America and its subsidiaries into our financial statements as from April 1, 2010 included the results of Braskem America in our Braskem America segment as from such date.

The discussion of the results of our business segments is based upon financial information reported for each of the segments of our business, as presented in the following tables. Prior to May 2009, we produced caprolactam and related products. In May 2009, we temporarily closed our caprolactam plant. We are continuing to analyze our options regarding the resumption of caprolactam production based on our estimate of Brazilian demand for this product and our cost of production. Our revenue and expenses related to sales of caprolactam and related products are not included the financial information reported for our business segments and are included in reclassifications and eliminations in the tables below.

The following tables set forth the results of each of our segments and the reconciliation of these results of our segments to our consolidated results of operations. This segment information was prepared on the same basis as the information that our senior management uses to allocate resources among segments and evaluate their performance. We evaluate and manage the performance of our segments based on information generated from our statutory accounting records maintained in accordance with IFRS, and reflected in our consolidated financial statements.

	Year Ended December 31, 2010
	Net sales revenue	Cost of sales and services rendered	Gross profit	Selling, general, administrative and distribution expenses	Equity in results of investees	Gain from business combinations	Other operating income (expense), net(1)	Operating profit
	(in millions of reais)

Basic Petrochemicals	R$14,437.0	R$(12,623.4)	R$1,813.6	R$(417.3)	R$—	R$—	R$(24.9)	R$1,371.4
Polyolefins	8,378.7	(7,249.2)	1,129.5	(509.4)	—	—	1.1	621.2
Quattor	4,431.7	(3,591.5)	840.2	(298.5)	—	—	(45.9)	495.8
Vinyls	1,799.3	(1,605.9)	193.4	(141.0)	—	—	0.0	52.5
Braskem America	1,697.8	(1,558.0)	139.8	(67.0)	—	—	(20.4)	52.4
Chemical Distribution	777.9	(658.5)	119.5	(87.1)	—	—	2.7	35.1
Total segments	31,522.4	(27,286.4)	4,236.0	(1,520.3)	—	—	(87.3)	2,628.4
Other segment(2)	548.2	(450.3)	97.9	(77.0)	—	—	(0.3)	20.6
Corporate unit(3)	—	—	—	(91.5)	20.3	975.3	(87.2)	816.8
Reclassifications and eliminations(4)	(6,575.9)	6,325.0	(250.9)	—	—	—	—	(250.9)
Consolidated	R$25,494.8	R$(21,411.8)	R$4,083.0	R$(1,688.9)	R$20.3	R$975.3	R$(174.8)	R$3,215.0

	Year Ended December 31, 2009
	Net sales revenue	Cost of sales and services rendered	Gross profit	Selling, general, administrative and distribution expenses	Equity in results of investees	Gain from business combinations	Other operating income (expense), net(1)	Operating profit
	(in millions of reais)

Basic Petrochemicals	R$11,325.4	R$(9,861.1)	R$1,464.3	R$(379.2)	R$—	R$—	R$61.3	R$1,146.3
Polyolefins	7,412.4	(6,674.8)	737.6	(583.7)	—	—	6.3	160.2
Vinyls	1,613.4	(1,580.6)	32.8	(153.8)	—	—	13.6	(107.4)
Chemical Distribution	567.2	(488.5)	78.7	(60.5)	—	—	1.3	19.5
Total segments	20,918.3	(18,604.9)	2,313.4	(1,177.3)	—	—	82.5	1,218.6
Other segment(2)	551.8	(491.2)	60.6	(60.5)	—	—	2.2	2.4
Corporate unit(3)	—	—	—	(10.2)	3.2	102.1	(144.1)	(49.0)
Reclassifications and eliminations(4)	(5,334.1)	5,566.4	232.3	—	—	—	—	232.3
Consolidated	R$16,136.1	R$(13,529.7)	R$2,606.4	R$(1,247.9)	R$3.2	R$102.1	R$(59.4)	R$1,404.3

_______________________________________

(1)   Includes research and development.

(2)   Represents jointly-controlled companies accounted for under the proportional consolidation method (i.e., RPR, Propilsur and Polimerica).

(3)   Represents expenses of Braskem that are not allocated to any particular segment.

(4)   Includes net sales revenue of R$59.7 million in 2010 and R$97.0 million in 2009 from sales of caprolactam and related products.

____________________

In the following discussion, references to increases or decreases in any period are made by comparison with the corresponding prior period, except as the context otherwise indicates.

Year Ended December 31, 2010 Compared with Year Ended December 31, 2009

The following table sets forth consolidated financial information for the years ended December 31, 2010 and 2009.

	Year Ended December 31,
	2010	2009	% Change
	(in millions of reais)

Net sales revenue	R$25,494.8	R$16,136.1	58.0
Cost of sales and services rendered	(21,411.8)	(13,529.7)	58.3
Gross profit	4,083.0	2,606.4	56.7
Selling expenses	(383.5)	(298.8)	28.3
Distribution expenses	(335.5)	(300.7)	11.6
General and administrative expenses	(969.9)	(648.3)	49.6
Research and development expenses	(78.8)	(63.1)	24.9
Equity in results of investees	20.3	3.2	534.4
Business combination	975.3	102.1	855.2
Other operating (expenses) income, net	(96.0)	3.7	(2,694.6)
Operating profit before financial result	3,215.0	1,404.3	128.9
Financial expenses	(1,696.9)	685.4	(347.6)
Financial income	369.4	(331.3)	n.m.
Profit before income tax and social contribution	1,887.4	1,758.4	7.3
Income tax and social contribution	2.0	(1,359.9)	n.m.
Net income	R$1,889.5	R$398.5	374.2

____________________________

n.m.:  Not meaningful.

Net Sales Revenue

Net sales revenue increased by 58.0% during 2010, primarily as a result of (1) our consolidation of the results of our Quattor segment as from May 1, 2010, which increased our net sales revenue by R$4,431.7 million, (2) a 27.5% increase in net sales revenue of our Basic Petrochemicals segment, (3) our consolidation of the results of our Braskem America segment as from April 1, 2010, which increased our net sales revenue by R$1,697.8 million, and (4) a 13.0% increase in net sales revenue of our Polyolefins segment. Reclassifications and eliminations of net sales revenues of our segments in consolidation, primarily reflecting intercompany sales of basic petrochemicals by our Basic Petrochemicals segment to our other segments, increased by 23.3% during 2010.

Net Sales Revenue of Basic Petrochemicals Segment

Net sales revenue of the Basic Petrochemicals segment increased by 27.5% during 2010, primarily as a result of (1) a 22.4% increase in net sales revenue generated by sales of basic petrochemicals (which exclude condensate, fuels and utilities) to third parties to R$5,549.7 million during 2010 from R$4,532.6 million during 2009, and (2) a 17.6% increase in net sales revenue generated by sales of basic petrochemicals to our other business units to R$5,681.2 million during 2010 from R$4,830.6 million during 2009, principally as a result of the reclassification of sales by our Basic Petrochemicals segment to Quattor as intercompany sales as from May 1, 2010 as a result of our acquisition of Quattor.

Net sales revenue generated by sales of:

•      naphtha and condensate increased by 134.1% to R$1,966.2 million during 2010 from R$839.9 million in the corresponding period of 2009;

•      fuels increased by 15.1% to R$688.5 million during 2010 from R$598.1 million during 2009, primarily as a result of a 13.9% increase in net sales revenue generated by sales of automotive gasoline during 2010, and, to a lesser extent, a 47.2% increase in net sales revenue generated by domestic sales of fuel products other than automotive gasoline during 2010; and

•      utilities, including sales of utilities to our other segments, increased by 5.5% to R$551.3 million during 2010 from R$522.4 million during 2009.

The most significant factors contributing to the increase of net sales revenue generated by sales of basic petrochemicals to third parties were:

•      a R$394.9 million, or 90.3%, increase in net sales revenue generated by sales of butadiene to third parties;

•      a R$328.6 million, or 22.0%, increase in net sales revenue generated by sales of BTX products to third parties; and

•      a R$150.4 million, or 17.9%, increase in net sales revenue generated by sales of propylene.

Sales volume of butadiene to third parties increased by 6.2% to approximately 250,400 tons during 2010 from approximately 235,800 tons during 2009. Domestic sales volume of butadiene to third parties increased by 16.6% during 2010, principally due to the recovery of demand of one of our butadiene customers that had a low operating rate during 2009 as a result of the slowdown in the automotive sector, while export sales volume of butadiene declined by 11.3% as we redirected our sales to the domestic market in which we realize greater margins. The average prices that we realized for sales of butadiene increased primarily as a result of the 87.2% increase in the average North American contract market price of butadiene in U.S. dollars, as reported by CMAI, the effects of which were partially offset by the 13.5% average appreciation of the real  against the U.S. dollar.

Sales volume of BTX products to third parties increased by 2.6% to approximately 1,046,300 tons during 2010 from approximately 1,019,600 tons during 2009. The principal factor leading to the increase in net sales revenue generated by sales of BTX products to third parties was the 32.8% increase in net sales revenue generated by sales of benzene to third parties. Domestic sales volume of benzene to third parties declined by 3.7% during 2010 and export sales volume of benzene increased by 8.9% during 2010. The average prices that we realized for sales of benzene increased primarily as a result of the 42.5% increase in the average North American spot market price of benzene in U.S. dollars, as reported by CMAI, the effects of which were partially offset by the average appreciation of the real  against the U.S. dollar.

Sales volume of propylene to third parties declined by 13.7% to approximately 446,200 tons during 2010 from approximately 517,300 tons during 2009. Domestic sales volume of propylene to third parties declined by 21.9% to approximately 285,800 tons during 2010 from approximately 365,900 tons during 2009, principally due to the reclassification of sales of propylene by our Basic Petrochemicals segment to Quattor as intercompany sales as from May 1, 2010 as a result of our acquisition of Quattor. Export sales volume of propylene increased by 5.9% during 2010, principally due to (1) the increase in our surplus of polypropylene over our internal need for polypropylene to support our second-generation production as a result of (A) the ramping up of deliveries of propylene from REPLAN, to our Paulínia plant, and (B) the rectification of problems experienced in the supply of propylene by REFAP, to our polypropylene plants in the Southern Complex, and (2) the opportunities presented in the export markets as a result of increased margins available in the U.S. market, particularly during the first quarter of 2010. The average prices that we realized for sales of propylene increased primarily as a result of the 53.3% increase in the average Western Europe contract price of propylene in euros, as reported by CMAI, the effects of which were partially offset by the 18.6% average appreciation of the real  against the euro.

Net Sales Revenue of Polyolefins Segment

Net sales revenue of the Polyolefins segment increased by 13.0% during 2010, primarily as a result of a 20.5% increase in net sales revenue generated by sales of polypropylene, a 9.8% increase in net sales revenue generated by sales of polyethylene, and a 68.3% increase in net sales revenue generated by sales of EVA, the effects of which were partially offset by a R$83.7 million decline in net sales revenue generated by sales of PET, which we no longer produce or sell.

Sales volume of polypropylene increased by 3.5% to approximately 959,100 tons during 2010 from approximately 926,900 tons during 2009. Domestic sales volume of polypropylene increased by 9.7% during 2010, principally as a result of the growth of the durable goods sector and the increased use of polypropylene for applications in the disposable goods sector as a replacement for polystyrene. Export sales volume of polypropylene declined by 15.6% as we redirected our sales to the domestic market in which we realize greater margins. The average prices that we realized for sales of polypropylene increased primarily as a result of the 24.1% increase in the average Southeast Asian spot market prices of polypropylene in U.S. dollars, as reported by CMAI, the effects of which were partially offset by the average appreciation of the real against the U.S. dollar.

Sales volume of polyethylene increased by 0.7% to approximately 1,684,500 tons during 2010 from approximately 1,672,200 tons during 2009. Domestic sales volume of polyethylene increased by 10.0% during 2010, principally as a result of the recovery of certain sectors of the Brazilian economy that are significant consumers of resins, including the consumer goods and agricultural sectors. Export sales volume of polyethylene declined by 12.7% during 2010 as we redirected our sales to the domestic market in which we realize greater margins. The average prices that we realized for sales of polyethylene increased primarily as a result of the 23.2%, 4.4% and 12.0% increases in the average North American contract prices in U.S. dollars, as reported by CMAI, of HDPE, LLDPE and LDPE, respectively, the effects of which were partially offset by the average appreciation of the real against the U.S. dollar.

Sales volume of EVA increased by 44.2% to approximately 68,800 tons during 2010 from approximately 47,700 tons during 2009, primarily as a result of our decision to change our product mix to increase the production of EVA during 2010 in order to benefit from the increased margins available with respect to this product. Domestic sales volume of EVA increased by 47.6% during 2010, principally as a result of the growth of the footwear sector, which uses EVA as a raw material. Export sales volume of EVA increased by 41.0%, principally as a result of the increased availability of this product for export. The average prices that we realized for sales of EVA increased primarily as a result of the 36.0% increase in the average Southeast Asian spot market prices of EVA in U.S. dollars, as reported by the International Chemical Information Services, or ICIS, the effects of which were partially offset by the average appreciation of the real against the U.S. dollar.

Net Sales Revenue of Quattor Segment

Net sales revenue of the Quattor segment, which has been consolidated into our results of operations as from May 1, 2010, was R$4,431.7 million during the eight-month period ended December 31, 2010. Net sales revenue generated by sales of:

•      basic petrochemicals to third parties was R$1,495.8 million, representing 33.4% of the net sales revenue of this segment; and

•      polyolefins was R$2,941.4 million, representing 65.7% of the net sales revenue of this segment.

Net Sales Revenue of Vinyls Segment

Net sales revenue of the Vinyls segment increased by 11.5% during 2010, primarily as a result of a 16.4% increase in net sales revenue generated by sales of PVC and a 76.6% increase in net sales revenue generated by sales of EDC, the effects of which were partially offset by a 7.2% decline in net sales revenue generated by sales of caustic soda.

Sales volume of PVC increased by 1.5% to approximately 505,000 tons during 2010 from approximately 497,700 tons during 2009. Domestic sales volume of PVC increased by 10.4% during 2010, principally due to the recovery of the construction sector, which doubled its consumption of PVC in 2010 as compared to 2009. Export sales volume of PVC declined by 99.5% during 2010 as we redirected our sales to the domestic market in which we realize greater margins. The average prices that we realized for sales of PVC increased primarily as a result of the 23.4% increase in the average Northeast Asian spot market prices of PVC in U.S. dollars, as reported by CMAI, the effects of which were partially offset by the average appreciation of the real against the U.S. dollar.

Sales volume of EDC, which we do not sell in the domestic market, declined by 2.3% to approximately 89,200 tons during 2010 from approximately 91,300 tons during 2009. The average prices that we realized for sales of EDC increased primarily as a result of the 40.3% increase in the average Northeast Asian spot market prices of EDC in U.S. dollars, as reported by CMAI, the effects of which were partially offset by the average appreciation of the real against the U.S. dollar.

Net Sales Revenue of Braskem America Segment

Net sales revenue of the Braskem America segment, which has been consolidated into our results of operations as from April 1, 2010, was R$1,697.8 million during the nine-month period ended December 31, 2010. Sales volume of polypropylene was approximately 840,100 tons during the nine-month period ended December 31, 2010.

Net Sales Revenue of Chemical Distribution Segment

Net sales revenue of the Chemical Distribution segment increased by 37.2% during 2010, principally as a result of our consolidation of the results of Unipar Comercial in this segment as from May 1, 2010, which increased the net sales revenue of this segment by R$205.4 million. Net sales revenue from sales of solvents increased by 78.9% during 2010, primarily as a result of (1) our consolidation of the results of Unipar Comercial in this segment as from May 1, 2010, which represented 40,600 tons of our solvents sales volume in 2010, and (2) the commencement of our distribution of methanol in January 2010, which represented 61,500 tons of our solvents sales volume in 2010, the effects of which were partially offset by a 64.6% decline in sales volume of synthetic solvents. Net sales revenue from sales of general purpose chemicals increased by 43.3% during 2010, primarily as a result of a 44.8% increase in the sales volume of general purpose chemicals to approximately 97,800 tons during 2010 from approximately 67,600 tons during 2009, driven primarily by a 80.1% increase in sales volume of blends. Net sales revenue from sales of polymers declined by 6.1% during 2010, primarily as a result of a 15.1% decline in the sales volume of polymers to approximately 40,400 tons during 2010 from approximately 47,300 tons during 2009.

Cost of Sales and Services Rendered and Gross Profit

Cost of sales and services rendered increased by 58.3% during 2010, primarily as a result of (1) our consolidation of the results of our Quattor segment as from May 1, 2010, which increased our cost of sales and services rendered by R$3,591.5 million, (2) a 28.0% increase in the cost of sales and services rendered of the Basic Petrochemicals segment, and (3) our consolidation of the results of our Braskem America segment as from April 1, 2010, which increased our cost of sales and services rendered by R$1,558.0 million. Reclassifications and eliminations of cost of sales and services rendered of our segments in consolidation, primarily reflecting the costs of basic petrochemicals purchases by our Polyolefins, Vinyls and Quattor segments from our Basic Petrochemicals segment, increased by 13.6% during 2010.

Consolidated gross profit increased by 56.7% during 2010. Gross margin (gross profit as a percentage of net sales revenue) declined to 16.0% during 2010 from 16.2% during 2009.

Cost of Sales and Services Rendered of Basic Petrochemicals Segment

Cost of sales and services rendered of the Basic Petrochemicals segment increased by 28.0% during 2010, primarily as a result of (1) the effects of the 33.7% increase in the average Amsterdam-Rotterdam-Antwerp market price of naphtha in U.S. dollars during 2010, the effects of which were partially offset by the effects of the average appreciation of the real  against the U.S. dollar, and (2) an increase in sales volume during 2010. Naphtha and condensate accounted for 70.0% of the Basic Petrochemicals segment’s cost of sales and services rendered during 2010 and 71.5% during 2009.

Gross profit of the Basic Petrochemicals segment increased by 23.9% during 2010 and gross margin declined to 12.6% during 2010 from 12.9% during 2009.

Cost of Sales of Polyolefins Segment

Cost of sales of the Polyolefins segment increased by 8.6% during 2010, primarily as a result of (1) the effects on our Polyolefins Unit’s average cost of ethylene of the 29.2% increase in the average Western Europe contract price of ethylene in euros, as reported by CMAI, which were partially offset by the appreciation of the real against the euro, and (2) the effects on our Polyolefins Unit’s average cost of propylene of the 46.4% increase in the average Western Europe contract price of propylene in euros, as reported by CMAI, which were partially offset by the appreciation of the real against the euro, and (3) the effects of a 0.5% increase in the total sales volume of our Polyolefins segment. Gross profit of the Polyolefins segment increased by 53.1% during 2010, and gross margin increased to 13.5% during 2010 from 10.0% during 2009.

Cost of Sales and Services Rendered of Quattor Segment

Cost of sales and services rendered of the Quattor segment, which has been consolidated into our results of operations as from May 1, 2010, was R$3,591.5 million during the eight-month period ended December 31, 2010. The principal components of the cost of sales and services rendered of the Quattor segment during 2010 were (1) the cost of naphtha, which represented 41.0% of the cost of sales and services rendered of the Quattor segment, and (2) the cost of ethane, propane, light refinery hydrocarbons and propylene, which represented 29.9% of the cost of sales and services rendered of the Quattor segment. Gross profit of the Quattor segment was R$840.2 million and gross margin was 19.0% during 2010.

Cost of Sales of Vinyls Segment

Cost of sales of the Vinyls segment increased by 1.6% during 2010, primarily due to a 7.6% increase in the total sales volume of our Vinyls Unit, the effects of which were partially offset by a decline in the average cost of ethylene during the period in which we manufactured the products sold in 2010 compared to the period in which we manufactured the products sold in 2009. Gross profit of the Vinyls segment increased to R$193.4 million during 2010 from R$32.8 million during 2009, while gross margin increased to 10.8% during 2010 from 2.0% during 2009.

Cost of Sales of Braskem America Segment

Cost of sales of the Braskem America segment, which has been consolidated into our results of operations as from April 1, 2010, was R$1,558.0 million during the nine-month period ended December 31, 2010. Gross profit of the Braskem America segment was R$139.8 million, and gross margin was 8.2% during 2010.

Cost of Sales of Chemical Distribution Segment

Cost of sales of the Chemical Distribution segment increased by 34.8% during 2010, primarily as a result of the 40.4% increase in sales volume of this segment. Gross profit of the Chemical Distribution segment increased by 51.8% during 2010, while gross margin increased to 15.4% during 2010 from 13.9% during 2009.

Selling Expenses

Selling expenses increased by 28.3% during 2010, primarily as a result of (1) our consolidation of the results of our Quattor segment as from May 1, 2010, which increased our selling expenses by R$123.1 million, and (2) our consolidation of the results of our Braskem America segment as from April 1, 2010, which increased our selling expenses by R$5.1 million. The effects of these increases was partially offset by a decline in selling expenses of our other segments as a result of our implementation of a program to increase the efficiency of our sales function including a reduction of our sales force. Selling expenses as a percentage of net sales revenue declined to 1.5% during 2010 from 1.9% during 2009.

Distribution Expenses

Distribution expenses increased by 11.6% during 2010, primarily as a result of (1) our consolidation of the results of our Quattor segment as from May 1, 2010, which increased our distribution expenses by R$32.2 million, and (2) our consolidation of the results of our Braskem America segment as from April 1, 2010, which increased our distribution expenses by R$3.4 million. Distribution expenses as a percentage of net sales revenue declined to 1.3% during 2010 from 1.9% during 2009.

General and Administrative Expenses

General and administrative expenses increased by 49.6% during 2010, primarily as a result of (1) our consolidation of the results of our Quattor segment as from May 1, 2010, which increased our general and administrative expenses by R$149.1 million, (2) our consolidation of the results of our Braskem America segment as from April 1, 2010, which increased our general and administrative expenses by R$54.2 million, (3) our legal, accounting, consulting and other expenses related to our acquisition of the Quattor Companies and Braskem America, and (4) expenses related to our development of our Ethylene XXI project. General and administrative expenses as a percentage of net sales revenue declined to 3.8% during 2010 from 4.0% during 2009.

Research and Development Expenses

Research and development expenses increased by 24.9% during 2010, primarily as a result of our consolidation of the results of our Braskem America segment as from April 1, 2010, which operates the Braskem America Technology Center located in Pittsburgh, Pennsylvania. Research and development expenses as a percentage of net sales revenue declined to 0.3% during 2010 from 0.4% during 2009.

Equity in Results of Investees

Equity in results of investees increased to R$20.3 million in 2010 from R$3.2 million in 2009, primarily as a result of (1) a 107.8% increase in equity in the results of associated companies to R$21.2 million during 2010 from R$10.2 million during 2009, principally due to increased net income recorded by Cetrel and Borealis Brasil S.A., or Borealis, (2) equity in the results of subsidiaries and jointly controlled companies of R$3.4 million during 2010 compared to a loss of R$0.3 million during 2009, and (3) a 38.2% decline in goodwill amortization relating to the incremental fair value of the fixed assets of Braskem Petroquímica and Cetrel to R$4.2 million during 2010 from R$6.8 million during 2009.

Gain from Business Combinations

Gains from business combinations increased to R$975.3 million in 2010 from R$102.1 million in 2009. Gains from business combinations in 2010 consisted of a R$841.5 million bargain purchase gain related to our acquisition of Quattor, a R$126.1 million bargain purchase gain related to our acquisition of Braskem America and a R$7.7 million bargain purchase gain related to our acquisition of Unipar Comercial. Gains from business combinations in 2009 consisted of a bargain purchase gain related to our acquisition of Triunfo.

Other Operating Income (Expenses), Net

Other operating expenses, net was R$96.0 million during 2010, primarily consisting of:

•      a R$22.4 million write-off of obsolete raw materials;

•      a R$19.7 million write-off of discontinued projects;

•      a R$11.0 million provision for decommissioning of certain assets of Quattor;

•      R$14.0 million of mutual fees; and

•      a R$12.0 million write-off of advances to suppliers.

Other operating income, net was R$3.7 million during 2009.

Operating Income

As a result of the foregoing:

•      operating income of the Basic Petrochemical segment increased by 19.6% to R$1,371.4 million during 2010 from R$1,146.3 million during 2009, and the operating margin of the Basic Petrochemical segment declined to 9.5% during 2010 from 10.1% during 2009;

•      operating income of the Polyolefins segment increased to R$621.2 million during 2010 from R$160.2 million during 2009, and the operating margin of the Polyolefins segment increased to 7.4% during 2010 from 2.2% during 2009;

•      operating income of the Quattor segment, which has been consolidated into our results of operations as from May 1, 2010, was R$495.8 million and the operating margin of the Quattor segment was 11.2% during the eight-month period ended December 31, 2010;

•      operating income of the Vinyls segment was R$52.5 million during 2010 compared to operating loss of R$107.4 million during 2009, and the operating margin of the Vinyls segment was 2.9% during 2010 compared to a negative operating margin of 6.7% during 2009;

•      operating income of the Braskem America segment, which has been consolidated into our results of operations as from April 1, 2010, was R$52.4 million and the operating margin of the Braskem America segment was 3.1% during the nine-month period ended December 31, 2010; and

•      operating income of the Chemical Distribution segment increased by 80.0% to R$35.1 million during 2010 from R$19.5 million during 2009, and the operating margin of the Chemical Distribution segment increased to 4.5% during 2010 from 3.4% during 2009.

Operating income on a consolidated basis increased by 128.9% during 2010. As a percentage of net sales revenue, operating income increased to 12.6% during 2010 from 8.7% during 2009.

Financial Income (Expenses), Net

Financial expenses, net, was R$1,327.5 million during 2010 compared to financial income, net of R$354.1 million during 2009, primarily as a result of the effects of the real/U.S. dollar exchange rate on our U.S. dollar-denominated and U.S. dollar-indexed liabilities, and, to a lesser extent, a 39.7% increase in interest expenses, principally due to a R$2,586.3 million increase in the average amount of our consolidated indebtedness during 2010 compared to 2009, which resulted in an increase of R$254.0 million in interest expenses.

As a result of the 4.3% appreciation of the real against the U.S. dollar during 2010, we recorded:

•      a gain of R$464.6 million related to the exchange rate effect on our U.S. dollar-denominated liabilities; and

•      a loss of R$12.1 million related to the exchange rate effect on our U.S. dollar-denominated and U.S. dollar-indexed assets.

As a result of the 25.5% appreciation of the real against the U.S. dollar during 2009, we recorded:

•      a gain of R$2,922.9 million related to the exchange rate effect on our U.S. dollar-denominated liabilities; and

•      a loss of R$687.1 million related to the exchange rate effect on our U.S. dollar-denominated and U.S. dollar-indexed assets.

Income Tax and Social Contribution

The composite corporate statutory income tax and social contribution rate was 34% during 2010 and 2009. Income tax and social contribution was a benefit of R$2.0 million during 2010 compared to an expense of R$1,359.9 million during 2009.

The effective tax rate applicable to our operating income was negative 0.1% during 2010, primarily as a result of (1) the IFRS effects on the business combination adjustments, which reduced our effective tax rate by 17.6% because the bargain purchase gain is not taxed, and (2) the tax effects of the acquisition of Quattor, which had significant tax loss carryforwards, which reduced our effective tax rate by 15.0%, due to the valuation allowance reversal.

The effective tax rate applicable to our operating income was 77.3% during 2009, primarily as a result of (1) the effect of income tax and social contribution credits on loss carryforwards used to pay other taxes, which increased our effective tax rate by 28.6%, and (2) the effects of social contribution due in previous years that were included in the tax debt installment program, which increased our effective tax rate by 19.5%.

Net Income

We recorded net income of R$1,889.5 million during 2010, or 7.4% of net sales revenue, compared to net income of R$398.5 million, or 2.5% of net sales revenue, during 2009.

Liquidity and Capital Resources

Our principal cash requirements for 2011 consist of the following:

•      servicing our indebtedness, including the indebtedness that we have assumed as part of the Quattor Acquisition;

•      working capital requirements;

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

During 2010, cash flow generated by operations was used primarily for investing activities, for working capital requirements and to service our outstanding debt obligations. At December 31, 2010, our consolidated cash and cash equivalents and other short-term investments amounted to R$2,860.6 million. At December 31, 2010, we had working capital of R$318.1 million. We believe that our working capital is currently adequate for our operations.

Projected Sources and Uses of Cash

We anticipate that we will be required to spend R$6,025.5 million to meet our short-term contractual obligations and commitments and budgeted capital expenditures during 2011, and an additional R$13,364.9 million to meet our long-term contractual obligations and commitments and some of our budgeted capital expenditures in 2012 and 2013 (excluding equity contributions to our joint ventures in Mexico and Venezuela). We expect that we will meet these cash requirements through a combination of cash generated from operating activities and cash generated by financing activities, including new debt financings and the refinancing of our existing short-term indebtedness as it becomes due.

We have commitments from several financial institutions to provide us with financing in the future, including a commitment from the Brazilian National Bank for Economic and Social Development (Banco Nacional do Desenvolvimento), or BNDES, to lend us an aggregate principal amount of R$867.0 million for use in connection with our capital expenditure program.

In December 2009, we entered into a revolving stand-by credit facility (Contrato de Abertura de Limite de Crédito), or CALC, with BNDES under which BNDES agreed to disburse loans in an aggregate principal amount of up to R$500 million at any one time outstanding. We may draw funds under this facility through December 2014 to fund capital expenditure projects. The maturities of the loans made under this facility are negotiated at the time such disbursements are made. Disbursements under this facility are contingent on our pledge of fixed assets with a value at least equal to the aggregate outstanding principal amount under this facility. We have pledged one of our crackers in the Southern Complex to secure loans under this facility. On October 21, 2010, we received a disbursement from BNDES under this facility in the amount of R$120.2 million. The interest rates for each loan are based on the TJLP rate or the Cesta de Moedas rate, and vary depending on the project to be financed. The outstanding principal amount of each of these loans is payable in monthly installments following the expiration of the grace period for these loans, which is 18 months.

These commitments are subject to conditions precedent which we believe that we will be able to satisfy in connection with any amounts drawn under these facilities. We pay commitment fees to these financial institutions in connection with their commitments.

Cash Flows

Cash Flows Provided by Operating Activities

Net cash provided by operating activities was R$2,720.4 million during 2010 compared to R$598.7 million during 2009.

Net cash provided by operating activities increased by R$2,121.7 million during 2010 compared to 2009, primarily as a result of:

•         a R$683.6 million increase in accounts payable to suppliers during 2010 compared to a R$1,073.8 million decline during 2009, as a result of an increase in the price of naphtha;

•         a R$184.4 million decline in trade accounts receivable during 2010 compared to a R$1,044.3 million increase during 2009, as a result of a securitization by Quattor in December 2010, which reduced the accounts receivable and increased cash; and

•         a R$622.2 million decline in taxes recoverable during 2010 compared to a R$94.4 million decline during 2009, as a result of a reduction in certain tax credits resulting from a deferral made to take full advantage of tax losses and the negative basis of social taxes on profits (contribuição social sobre o lucro).

The effects of these factors were partially offset by (1) a R$382.3 million increase in inventories during 2010 compared to a R$1,035.1 million decline during 2009; and (2) a R$601.9 million decline in taxes and contributions payable during 2010 compared to a R$501.7 million increase during 2009.

Cash Flows Used in Investing Activities

Investing activities used net cash of R$2,387.6 million during 2010 and R$824.7 million in 2009.

During 2010, investing activities for which we used cash on a consolidated basis primarily consisted of (1) investments of R$620.8 million (net of cash acquired) to purchase Sunoco Chemicals, (2) investments of R$245.6 million (net of cash acquired) to purchase control of Quattor, (3) investments of R$364.9 million to perform maintenance on our plants during scheduled shutdowns, (4) investments of R$343.1 million in the construction of our “green” polyethylene facilities, (5) investments of R$230.5 million in equipment replacement, and (6) investments of R$65.5 million in productivity improvements. These cash expenditures were partially offset by our receipt of R$256.1 million proceeds from the sale of held to maturity and available for sale financial assets.

During 2009, investing activities for which we used cash on a consolidated basis primarily consisted of (1) investments of R$183.0 million in the construction of our “green” polyethylene facilities, (2) investments of R$188.0 million in equipment replacement, (3) investments of R$187.4 million to perform maintenance on our plants during scheduled shutdowns during 2009, (4) investments of R$101.5 million in our safety health and environmental programs, and (5) investments of R$68.0 million in productivity improvements.

Cash Flows Used in Financing Activities

Financing activities used net cash of R$388.3 million during 2010 and provided net cash of R$495.3 million in 2009.

During 2010:

•      we conducted a capital increase through a private subscription by our shareholders as a result of which we received net cash proceeds of R$3,742.6 million in exchange for the issuance of 243,206,530 of our common shares and 16,697,781 of our class A preferred shares;

•      we issued US$750 million aggregate principal amount of 7.00% Notes due 2020;

•      we issued US$450 million aggregate principal amount of 7.375% Perpetual Bonds;

•      we borrowed US$320 million aggregate principal amount under three pre-export financing agreements;

•      we borrowed US$400 million aggregate principal amount under three export prepayment facilities;

•      we borrowed US$210 million aggregate principal amount under a credit agreement to finance a portion of the purchase price for Sunoco Chemicals; and

•      we borrowed US$320.3 million under a CALC credit agreement with BNDES, which we entered into in December 2009, and R$325.7 million under the credit facility with BNDES for our “green” polyethylene facilities and related capital expenditure projects, which we entered into in June 2009.

During 2010, we used cash (1) to prepay R$3,913.8 million aggregate amount of the indebtedness of the Quattor Companies that we assumed as a result of the Quattor Acquisition, (2) to prepay R$559.3 million of project finance loans from BNDES, (3) to repay the balance of US$312.5 million of short-term debt under an export prepayment credit facility with Petrobras International Finance Company, or PIFCo, (4) to prepay R$543.7 million under credit export note facilities, (5) to prepay US$225 million under our US$725 million export prepayment facility, (6) to prepay US$200.7 million under export prepayment agreements, (7) to prepay US$150 million of our outstanding 9.75% Perpetual Bonds, and (8) to prepay R$234.1 million of a working capital loan with CEF.

During 2009, our principal sources of long-term borrowed funds consisted of (1) R$603.9 million aggregate principal amount borrowed under a working capital loan that we entered into in March 2009, and (2) R$170.0 million aggregate principal amount borrowed under a credit facility with Banco do Nordeste do Brasil S.A. that we entered into in July 2009.

We did not pay any dividends in 2010 or 2009.

Unless our board of directors deems it inconsistent with our financial position and the decision of our board of directors is ratified by our shareholders, payment of dividends is mandatory under Brazilian Corporation Law and our by-laws and also is required under agreements with two of our shareholders and, consequently, may give rise to significant cash requirements in future periods.

Indebtedness and Financing Strategy

At December 31, 2010, our total outstanding consolidated indebtedness, net of transaction costs, was R$12,728.5 million, consisting of R$1,724.2 million of short-term indebtedness, including current portion of long‑term indebtedness (13.5% of our total indebtedness), and R$11,004.3 million of long-term indebtedness (86.5% of our total indebtedness). At December 31, 2010, we had no outstanding indebtedness to related parties on a consolidated basis. On a consolidated basis, our real-denominated indebtedness at December 31, 2010 was R$4,702.0 million (36.9% of our total indebtedness), and our foreign currency-denominated indebtedness was R$8,026.5 million (63.1% of our total indebtedness).

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

Short-Term Indebtedness

Our consolidated short-term debt, including current portion of long-term debt, was R$1,724.2 million at December 31, 2010.

We maintain short-term finance lines denominated in reais  with a number of financial institutions in Brazil. Although we have no committed lines of credit with these financial institutions, we believe that we will continue to be able to obtain sufficient credit to finance our working capital needs based on our relationships with these financial institutions and current market conditions. At December 31, 2010, the consolidated outstanding balance under our short-term finance lines denominated in reais  was R$1,380.9 million.

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

Some of our debt instruments require that we comply with financial covenants, the most restrictive of which are as follows:

•      net debt to earnings before interest, tax, depreciation and amortization, or EBITDA, less than or equal to 4.50 to 1.0 at the end of and for each fiscal quarter until maturity; and

•      EBITDA to net financial expenses greater than or equal to 2.0 to 1.0 at the end of and for each fiscal quarter until maturity.

EBITDA is calculated differently under the various debt instruments that require us to comply with financial ratios. EBITDA is defined in these debt instruments as operating income less financial expenses, taxes, depreciation and amortization, plus dividends and interest attributable to shareholders’ equity paid to us by our unconsolidated associated companies. Under some of these debt instruments, the calculation of EBITDA eliminates the effect of proportional consolidation of jointly controlled companies. Under some of these debt instruments, the financial ratios are calculated in reais, while under other debt instruments the financial ratios are calculated in dollars using (1) the average real/dollar exchange rate during each quarter to calculate EBITDA and financial expenses, and (2) the real/dollar exchange rate at the end of the period to calculate net debt.

For the 12 months ended December 31, 2010:

•      the highest ratio of net debt to EBITDA that we reported under these covenants was 2.59 to 1.0; and

•      the lowest ratio of EBITDA to net financial expenses that we reported under these covenants was 5.84 to 1.0.

Accordingly, we were in compliance with these financial covenants at December 31, 2010, and we believe that we will be able to comply with these financial covenants for the foreseeable future. In addition, we believe that our compliance with these financial covenants will not adversely affect our ability to implement our financing plans.

Some of these instruments also contain other covenants that could restrict, among other things, the ability of our company and most of our subsidiaries to (1) incur additional indebtedness, (2) incur liens, (3) issue guarantees, (4) issue or sell share capital of subsidiaries, (5) pay dividends or make certain other restricted payments, (6) consummate certain asset sales, and (7) enter into certain transactions with affiliates, or merge or consolidate with any other person or sell or otherwise dispose of all or substantially all of our assets.

In addition, the instruments governing a substantial portion of our indebtedness contain cross-default or cross-acceleration clauses, such that the occurrence of an event of default under one of these instruments could trigger an event of default under other indebtedness or enable the creditors under other indebtedness to accelerate that indebtedness.

At December 31, 2010, R$2,564.3 million of our real-denominated debt and R$366.2 million of our foreign currency-denominated debt was secured. In order to secure this debt, we have pledged certain of our property and equipment and certain of our accounts receivable. The security arrangements for our secured debt vary depending on the transaction.

Credit Facilities with BNDES

BNDES Development Loans

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

In November 2006, we entered into a third credit facility with BNDES under which BNDES disbursed loans in an aggregate principal amount of R$48.4 million. The proceeds of the third credit facility were used to finance capital expenditures related to (1) the construction of a new salt well in Maceió, Alagoas to supply the Vinyls Unit, and (2) the replacement of some equipment at our PVC plant in the Northeastern Complex.

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

At December 31, 2010, the outstanding principal and interest under the first of these credit facilities was R$1.9 million, the outstanding principal and interest under the second of these credit facilities was R$50.6 million, and the outstanding principal and interest under the third of these credit facilities was R$21.1 million.

In June 2007, we entered into a revolving stand-by credit facility with BNDES under which BNDES agreed to disburse loans in an aggregate principal amount of up to R$600 million at any one time outstanding. We may draw funds under this facility through June 2012 to fund capital expenditure projects. The loans made under this facility have an average maturity of six years. Disbursements under this facility are contingent on our pledge of fixed assets with a value at least equal to the aggregate outstanding principal amount under this facility. We have pledged one of our crackers in the Southern Complex, one of our polyethylene plants in the Southern Complex and our chloro-soda plant in Alagoas to secure loans under this facility. As of December 31, 2010, BNDES had disbursed loans in the aggregate principal amount of R$535.1 million under this facility. The interest rates for each loan are based on the TJLP rate or the Cesta de Moedas rate and vary based on the project to be financed. At December 31, 2010, approximately 84% of the outstanding principal under this facility bore interest at rates based on the TJLP and the average rate of interest on these loans was the TJLP rate plus 2.12% per annum, and approximately 16% of the outstanding principal under this facility bore interest at rates based on the Cesta de Moedas rate and the average rate of interest on these loans was the Cesta de Moedas rate plus 5.83% per annum. The outstanding principal and interest of each of these loans is payable in monthly installments following the expiration of the grace period for these loans, which is generally one year. At December 31, 2010, the outstanding principal and interest under this facility was R$416.1 million.

In June 2009, we entered into a credit facility with BNDES under which BNDES disbursed loans in an aggregate principal amount of R$555.6 million in nine tranches. The proceeds of this credit facility were used to finance the construction of our “green” polyethylene facilities and related capital expenditure projects. This credit facility is secured by a mortgage on one of our plants located in the Southern Complex (including the land on which this plant is located, as well as certain of the equipment, machinery and improvements in this plant). The first tranche under this credit facility in an aggregate principal amount of R$52.2 million bears interest at the Cesta de Moedas rate plus a margin of 2.58% per annum. The other tranches under this credit facility bear interest at the TJLP rate plus margins ranging from 0% to 4.58% per annum. Interest is payable on the first tranche under this credit facility quarterly from July 2009 through January 2012 and monthly thereafter through maturity. Interest is payable on the other tranches under this credit facility quarterly from June 2009 through December 2011 and monthly thereafter through maturity. The outstanding principal amount of the first tranche under this credit facility is payable in 66 successive monthly installments beginning in February 2012. The outstanding principal and interest of each of the other tranches under this credit facility, other than one tranche of R$2.0 million, is payable in 66 successive monthly installments beginning in January 2012. At December 31, 2010, the outstanding principal and interest under the credit facility was R$496.5 million.

BNDES Development Loans–Quattor

In June 2006, Quattor Química entered into a credit facility with BNDES under which BNDES disbursed loans in an aggregate principal amount of R$240.3 million in four tranches. The proceeds of this credit facility were used primarily to expand the annual production capacity of LDPE and HDPE at the Capuava plant from 120 kilotons per year to 320 kilotons per year and to finance related capital expenditure projects. This credit facility is secured by a mortgage on one of the Quattor plants located between the cities of Santo André and Mauá. The first tranche under this credit facility of an aggregate principal amount of R$23.9 million bears an interest at the Cesta de Moedas rate plus a margin of 2.5% per annum. The other tranches under this credit facility bear interest at the TJLP rate plus margins ranging from 1.0% to 3.0% per annum. Interest on the first tranche is payable quarterly from June 2006 through July 2009 and monthly thereafter through maturity. Interest on each of the other tranches is payable quarterly from June 2006 through June 2009 and monthly thereafter through maturity. The outstanding principal amount of the first tranche under this credit facility is payable in 60 successive monthly installments beginning in August 2009. The outstanding principal amount of each of the other tranches under this credit facility is payable in 60 successive monthly installments beginning in July 2009. At December 31, 2010, the outstanding principal and interest under the credit facility was R$161.2 million. As result of the Quattor Acquisition, the obligations of Quattor Química have been consolidated in our financial statements.

In October 2006, Quattor Química entered into a credit facility with BNDES under which BNDES disbursed loans in an aggregate principal amount of R$295.0 million in four tranches. The proceeds of this credit facility were used primarily to expand the ethylene capacity production of Santo André plant from 467 kilotons per year to 700 kilotons per year and to finance related capital expenditure projects. This credit facility is secured by a mortgage on one of the Quattor plants located between the cities of Santo André and Mauá. The first tranche under this credit facility of an aggregate principal amount of R$29.0 million bears interest at the Cesta de Moedas rate, plus a margin of 3.0% per annum. The other tranches under this credit facility bear interest at the TJLP rate plus margins ranging from 1.0% to 3.5% per annum. Interest is payable quarterly from October 2006 through November 2009 and monthly thereafter through maturity. The outstanding principal amount under this credit facility is payable in 72 successive monthly installments beginning in November 2009. At December 31, 2010, the outstanding principal and interest under the credit facility was R$232.6 million. As result of the Quattor Acquisition, the obligations of Quattor Química have been consolidated in our financial statements.

In August 2007, Quattor Química entered into a credit facility with BNDES under which BNDES disbursed loans in an aggregate principal amount of R$205.2 million in three tranches. The proceeds of this credit facility were used to expand the ethylene capacity production of the Santo André plant from 467 kilotons per year to 700 kilotons per year and to finance related capital expenditure projects. This credit facility is secured by a mortgage on one of the Quattor plants located between the cities of Santo André and Mauá. The first tranche under this credit facility of an aggregate principal amount of R$20.5 million bears an interest at the Cesta de Moedas rate plus a margin of 2.8% per annum. The other tranches under this credit facility bear interest at the TJLP rate plus margins ranging from 2.8% to 3.3% per annum. Interest on the first tranche is payable quarterly from August 2007 through October 2009 and monthly thereafter through maturity. Interest on each of the other tranches is payable quarterly from August 2007 through August 2009 and monthly thereafter through maturity. The outstanding principal amount of the first tranche under this credit facility is payable in 78 successive monthly installments beginning in November 2009. The outstanding principal amount of each of the other tranches under this credit facility is payable in 78 successive monthly installments beginning in September 2009. At December 31, 2010, the outstanding principal and interest under the credit facility was R$150.4 million. As result of the Quattor Acquisition, the obligations of Quattor Química have been consolidated in our financial statements.

In September 2007, Quattor Química entered into a credit facility with BNDES under which BNDES disbursed loans in an aggregate principal amount of R$118.6 million in three tranches. The proceeds of this credit facility were used to extend a gas pipeline from REVAP, located in São José dos Campos, to RECAP, located in Mauá and to finance related capital expenditure projects. This credit facility is secured by a mortgage on one of the Quattor plants located between the cities of Santo André and Mauá. The first tranche under this credit facility of an aggregate principal amount of R$11.6 million bears an interest at the Cesta de Moedas rate plus a margin of 2.8% per annum. The other tranches under this credit facility bear interest at the TJLP rate plus 2.8% per annum. Interest on the first tranche is payable quarterly from September 2007 through October 2010 and monthly thereafter through maturity. Interest on each of the other tranches is payable quarterly from September 2007 through September 2010 and monthly thereafter through maturity. The outstanding principal amount of the first tranche under this credit facility is payable in 72 successive monthly installments beginning in November 2010. The outstanding principal amount of each of the other tranches under this credit facility is payable in 72 successive monthly installments beginning in October 2010. At December 31, 2010, the outstanding principal and interest under the credit facility was R$112.7 million. As result of the Quattor Acquisition, the obligations of Quattor Química have been consolidated in our financial statements.

BNDES Credit Facility–CALC

In July 2010, BNDES disbursed loans in the aggregate principal amount of R$99.9 million under a CALC facility representing the first distribution of loans under a contract we entered into in December 2009. The interest rates for each loan are based on the TJLP rate or the rate based on the average annual currency basket rate published by BNDES, or the Cesta de Moedas rate, and vary based on the project to be financed. The first tranche of R$19.8 million bears interest at the UMBNDES rate plus a margin of 2.58% per annum, the second tranche R$50 million bears interest at the TJLP rate plus a margin of 2.58% per annum and the third tranche of R$30 million bears interest at the TJLP rate plus a margin of 3.58% per annum. Interest and the outstanding principal related to this disbursement are payable in successive monthly installments, to be paid from January 2012 to January 2017. At December 31, 2010, the outstanding principal and interest under the credit facility was R$322.9 million.

BNDES Credit Facility–PVC Plant

In December 2010, we entered into a credit facility with BNDES under which BNDES will disburse loans in an aggregate principal amount of R$524.7 million in seven tranches. The proceeds of this credit facility will be used to finance the construction of our new PVC facilities and related capital expenditures projects. This credit facility is secured by a mortgage on one of our plants located in the Southern Complex (including the land on which this plant is located, as well as certain of the equipment, machinery and improvements in this plant). The first tranche under this credit facility in an aggregate principal amount of R$64.0 million bears interest at the Cesta de Moedas rate plus a margin of 2.58% per annum. The fourth tranche under this credit facility in an aggregate principal amount of R$194.8 million bears interest at 5.5% per annum. The other tranches under this credit facility bear interest at the TJLP rate plus a margin varying from 0% to 3.58% per annum. Interest is payable under this credit facility quarterly from December 2010 to July 2013 and monthly thereafter through maturity in January 2020. The outstanding principal amount is payable in 78 successive monthly installments beginning in January 2013, in the amount of R$4.7 million, and July 2013, in the amount of R$520.0 million. At December 31, 2010, the outstanding principal and interest under the credit facility was R$59.8 million.

Cédula de Crédito  Bancário (CCB)

In April 2008, Quattor Química entered into a working capital credit facility with CEF, under which CEF disbursed a loan in the principal amount of R$150.0 million. This loan is secured by an aggregate amount of at least 20% of the outstanding principal of the loan. This loan bears interest at 105.0% of the average daily CDI rate and matures in April 2017. Interest is payable semi-annually through April 2011 and monthly thereafter through maturity. The outstanding principal amount of this loan is payable in 72 successive monthly installments beginning in April 2011. At December 31, 2010, the outstanding principal and interest under this credit agreement was R$152.9 million. As result of Quattor Acquisition, the obligations of Quattor Química have been consolidated in our financial statements.

Fixed-Rate Notes

We have issued fixed-rate debt securities in the international market. All of these securities pay interest semi-annually in arrears, except for our perpetual bonds on which interest is payable quarterly in arrears. The table below sets forth our outstanding fixed-rate debt securities, the outstanding principal amount of these securities and their maturity dates.

Security	Outstanding Principal Amount at December 31, 2010	Final Maturity
	(in millions of U.S. dollars)

11.75% Notes due 2014(1)	250.0	January 2014
9.375% Notes due 2015(2)	150.0	June 2015
8.00% Notes due 2017(3)	275.0	January 2017
7.250% Notes due 2018(4)	500.0	June 2018
7.00% Notes due 2020(4)	750.0	May 2020
7.375% Perpetual Bonds(4)	450.0	—
9.00% Perpetual Bonds(5)	200.0	—

____________________________

(1)   Represents notes with respect to which Braskem and Braskem Finance are co-issuers. In April 2011, we repurchased US$165.7 million aggregate principal amount of these notes.

(2)   In April 2011, we repurchased US$84.7 million aggregate principal amount of these notes.

(3)   Represents notes with respect to which Braskem and Braskem Finance are co-issuers. In April 2011, we repurchased US$144.3 million aggregate principal amount of these notes.

(4)   Represents notes issued by Braskem Finance and guaranteed by Braskem.

(5)   These notes were prepaid in full in April 2011.

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

Facility	Outstanding Principal Amount at December 31, 2010	Interest Rate	Amortization Schedule	Final Maturity
	(in millions of U.S. dollars)

Syndicated Export Prepayment Agreement	400.4	LIBOR + 1.75%	Semi-annual (1)	October 2013
Export Prepayment Agreement	150.0	LIBOR + 1.40%	Semi-annual (2)	November 2013
Credit Export Note Facility (5)	62.8	106% of CDI	Semi-annual	March 2014
Export Prepayment Agreement	150.0	LIBOR + 0.77%	Semi-annual (3)	April 2014
Agricultural Credit Note Facility(4)(5)	120.0	12.13%	Bullet maturity	June 2014
Export Prepayment Agreement	53.7	LIBOR + 0.78%	Monthly	July 2014
Export Prepayment Agreement	100.0	LIBOR + 2.50%	Semi-annual (6)	March 2015
Export Prepayment Agreement	150.0	LIBOR + 2.40%	Bullet maturity	May 2015
Export Prepayment Agreement	150.0	LIBOR + 2.60%	Bullet maturity	June 2016
Credit Export Note Facility(4)(5)	290.3	110% of CDI	Annual (7)	March 2017
Export Prepayment Agreement	100.0	LIBOR + 2.47%	Semi-annual (8)	December 2017
Credit Export Note Facility	50.0	7.87%	Bullet maturity	March 2018
Credit Export Note Facility	78.0	8.1%	Bullet maturity	May 2018
Credit Export Note Facility	75.0	7.85%	Bullet maturity	May 2019
Credit Export Note Facility	150.0	7.3%	Bullet maturity	February 2020

_________________________________

(1)   Amortization on this facility commences in October 2011.

(2)   Amortization on this facility commences in December 2011.

(3)   Amortization on this facility commences in April 2013.

(4)   Represents indebtedness assumed in the Quattor Acquisition.

(5)   Loan denominated in reais.

(6)   Amortization on this facility commences in March 2013.

(7)   Prepaid in full on March 31, 2011.

(8)   Amortization on this facility commences in December 2015.

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

Bank Credit Facilities

In June 2004, we entered into a secured credit agreement in the aggregate amount of R$152.7 million to finance capital expenditures in certain of our plants located in the Northeastern Complex and in Alagoas that we made in 2004 and 2005. The loans under this credit agreement are secured by a first mortgage on our PVC distribution center located in São Paulo and our chloro-soda plant located in the Northeastern Complex, as well as by a purchase-money security interest in machinery and equipment that we have and will purchase with the proceeds of this loan. Under this credit agreement, we were required to invest up to R$65.4 million of our own funds in accordance with an investment schedule as a condition precedent to disbursements of the loans. The loans under this credit agreement bear interest at the rate of 8.50% per annum, payable quarterly in arrears through June 2008 and thereafter monthly in arrears through June 30, 2016. The principal amount of these loans is payable in 96 equal monthly installments, commencing in July 2008. At December 31, 2010, the outstanding principal and interest under this credit agreement was R$105.0 million.

In March 2005, we borrowed the Japanese yen equivalent of US$50.0 million under a syndicated credit agreement. The proceeds of this loan were required to be used for capital expenditures related to our Braskem+ program. This loan bears interest at the rate of six-month Tokyo Inter-Bank Offered Rate plus 0.95% per annum, payable semi-annually in arrears. Principal on this loan is payable in 11 equal installments beginning in March 2007 with a final maturity date in March 2012. Ninety-five percent of the commercial risk of this loan and 97.5% of the political risk of this loan are supported by insurance from Nippon Export and Investment Insurance, for which we paid a lump-sum premium in yen. At December 31, 2010, the outstanding principal and interest under this credit agreement was US$17.7 million.

In September 2005, we borrowed the Japanese yen equivalent of US$60.0 million under a syndicated credit agreement. The proceeds of this loan were required to be used for capital expenditures related to the Braskem+ program. This loan bears interest at the rate of six-month Tokyo Inter-Bank Offered Rate plus 0.95% per annum, payable semi-annually in arrears. Principal on this loan is payable in 11 equal installments beginning in June 2007 with a final maturity date in June 2012. Ninety-five percent of the commercial risk of this loan and 97.5% of the political risk of this loan are supported by insurance from Nippon Export and Investment Insurance, for which we paid a lump-sum premium in yen. At December 31, the outstanding principal and interest under this credit agreement was US$22.2 million.

In May 2007, we entered into a secured credit agreement in the aggregate principal amount of R$113.3 million to finance capital expenditures for 53 different projects in certain of our plants located in the Northeastern Complex and in Alagoas that we made in 2006 and 2007. The loans under this credit agreement are secured by a letter of guarantee. The loans under this credit agreement bear interest at the rate of 8.50% per annum, payable monthly in arrears through May 2016. The principal amount of these loans is payable in 96 equal monthly installments, commencing in July 2008. At December 31, 2010, the outstanding principal and interest under this credit agreement was R$76.8 million.

In March 2010, we entered into a syndicated unsecured credit agreement under which we borrowed US$210 million to finance the Sunoco Chemicals Acquisition. The loans under this credit agreement bear interest at the rate of LIBOR plus 2.625% per annum, payable quarterly, in arrears through April 2015. The principal amount of these loans is payable in five equal semi-annual installments, commencing in April 2013. At December 31, 2010, the outstanding principal and interest under this credit agreement was US$211.6 million.

Off-Balance Sheet Arrangements

We do not currently have any transactions involving off-balance sheet arrangements.

Contractual Commitments

The following table summarizes significant contractual obligations and commitments at December 31, 2010 that have an impact on our liquidity:

	Payments Due by Period
	Less than One Year	One to Three Years	Three to Five Years	More than Five Years	Total
	(in millions of reais)

Loans and financings	R$1,214.8(1)	R$4,758.7	R$2,432.1	R$3,837.9	R$12,243.5
Debentures	517.7	—	—	—	517.7
Interest on loans, financings and debentures(2)	147.1	403.9	206.4	325.7	1,083.1
Purchase obligations(3)	14,635.2	21,998.2	21,415.4	548.9	58,597.7
Pension plan contributions(4)	—	—	8.3	—	8.3
Other long-term liabilities(5)	104.1	228.9	228.9	973.6	1,535.5
Total contractual obligations	R$16,618.9	R$27,389.7	R$24,291.1	R$5,686.1	R$73,985.8

_________________________________

(1)   Includes interest accrued at December 31, 2010.

(2)   Consists of estimated future payments of interest on our loans, financings and debentures, calculated based on interest rates and foreign exchange rates applicable at December 31, 2010 and assuming (i) that all amortization payments and payments at maturity on our loans, financings and debentures will be made on their scheduled payment dates, and (ii) that our perpetual bonds are redeemed on the first permitted redemption date.

(3)   Consists of purchase commitments for raw material and electric power pursuant to binding obligations which include all significant terms, including fixed or minimum quantities to be purchased; fixed, minimum or variable price provisions; and the approximate timing of the transaction. Based upon the applicable purchase prices at December 31, 2010.

(4)   Consists of disbursements by our company to a defined benefit pension plan (Petros Copesul) in an amount that we estimate will be assessed by the Secretariat for Complementary Pensions (Secretaria de Previdência Complementar) based on projections that we have obtained from independent actuaries.

(5)   Consists of payments pursuant to the agreement that Braskem entered into in November 2009 with the Brazilian tax authorities. According to Law No. 11,941/09, these payments will be paid in 180 monthly installments, with the last installment becoming due in October 2024. For further information, see the note 20(v) of our consolidated financial statements elsewhere in this annual report.

We are also subject to contingencies with respect to tax, labor, distributors and other claims and have made provisions for accrued liability for legal proceedings related to these claims of R$330.8 million at December 31, 2010. The tax contingencies relate primarily to federal income tax. See “Item 8. Financial Information—Legal Proceedings” and note 22 to our audited consolidated financial statements.

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

The members of our board of directors are elected at general meetings of shareholders for two-year terms and are eligible for reelection. The terms of all current members expire at our annual shareholders’ meeting in 2012. Members of our board of directors are subject to removal at any time with or without cause at a general meeting of shareholders. Although our by-laws do not contain any citizenship or residency requirements for members of our board of directors, the members of our board of directors must be shareholders of our company. Our board of directors is presided over by the president of the board of directors, and, in his absence, the vice president of the board of directors. The president and the vice president of our board of directors are elected at a general meeting of shareholders from among the members of our board of directors, serve for one-year terms and are eligible for reelection.

Our board of directors ordinarily meets four times a year and extraordinarily when a meeting is called by the president, the vice president or any two other members of our board of directors. Decisions of our board of directors require a quorum of a majority of the directors and are taken by majority vote, other than certain actions which require the consensus of the nominees of Odebrecht, Petrobras and Petroquisa under the Petrobras Shareholders’ Agreement. See “Item 7. Major Shareholders and Related Party Transactions—Major Shareholders—Shareholders’ Agreements—Petrobras Shareholders’ Agreement.”

The following table sets forth certain information with respect to the current members of our board of directors and their alternates:

Name	Member Since	Position Held	Age
Marcelo Bahia Odebrecht	July 25, 2008	President of the Board	42
Cláudio Melo Filho	October 3, 2005	Alternate	43
Paulo Roberto Costa	April 30, 2010	Vice President of the Board	57
Antonio Aparecida de Oliveira	April 30, 2010	Alternate	50
Alvaro Fernandes da Cunha Filho	November 6, 1997	Board Member	62
Felipe Montoro Jens	April 30, 2010	Alternate	40
Alfredo Lisboa Ribeiro Tellechea	April 15, 2009	Board Member	54
André Amaro da Silveira	April 15, 2009	Alternate	47
Luciano Nitrini Guidolin	January 31, 2011	Board Member	38
Carla Gouveia Barreto	April 15, 2009	Alternate	43
José Carlos Grubisich Filho	April 30, 2010	Board Member	54
José de Freitas Mascarenhas	August 15, 2001	Alternate	69
Francisco Pais	May 30, 2008	Board Member	55
Andrea Damiani Maia	April 30, 2010	Alternate	39
Newton Sergio de Souza	August 15, 2001	Board Member	58
Mônica Bahia Odebrecht	January 31, 2011	Alternate	41
Almir Guilherme Barbassa	April 30, 2010	Board Member	64
Pedro Augusto Bonesio	April 30, 2010	Alternate	56
Maria das Graças Silva Foster	April 30, 2010	Board Member	57
Arão Dias Tisser	July 25, 2008	Alternate	35
Eduardo Rath Fingerl	April 30, 2010	Board Member	57
Marcos Luiz Abreu de Lima	March 31, 2005	Alternate	68

The following is a summary of the business experience, areas of expertise and principal outside business interests of our current directors and their alternates.

Directors

Marcelo Bahia Odebrecht. Mr. Odebrecht was elected to our board of directors as a nominee of Odebrecht. He has been the President of CNO since 2002. Mr. Odebrecht has also served as the vice president of the Brazilian Association of Infra-Structure and Primary Industry (Associação Brasileira da Infraestrutura e Indústrias de Base), or ABDIB since 2005, a member of the board of directors of the Exterior Commerce Chamber (Câmara de Comércio Exterior), or CAMEX, since 2005, the vice president of the Superior Council of the Infraestructure (Conselho Superior da Infraestrutura), or COINFRA, coordinated by the Federation of Industries of the State of São Paulo (Ferederação das Indústrias do Estado de São Paulo), or FIESP since 2004, a member of the Strategic Superior Board of FIESP since 2008 and a member of the board of directors of the Industrial Enterprise Development Institute (Instituto de Estudos para o Desenvolvimento Industrial), or IEDI since 2003. He also represents CNO on the Brazil-China Manager Council. Mr. Odebrecht holds a bachelor’s degree in civil engineering from Universidade Federal da Bahia, or UFBA, and an MBA from International Institute for Management Development, or IMD, Business School, in Lausanne, Switzerland.

Paulo Roberto Costa. Mr. Costa was elected to our board of directors as a nominee of Petrobras. He has been Petrobras’ chief downstream officer since May 2004. Mr. Costa joined Petrobras in 1977 and worked for an extensive period in Petrobras’ exploration and production activities. Currently, he is a member of the board of directors of Transpetro, Petrobras Biocombustíveis, or PBIO, REFAP, Petroquisa, Refinaria Abreu e Lima, or RNEST, and Complexo Petroquímico do Rio de Janeiro, or COMPERJ. Mr. Costa holds a degree in mechanical engineering from the Universidade Federal do Paraná, or UFPR.

Alvaro Fernandes da Cunha Filho. Mr. Cunha Filho was elected to our board of directors as a nominee of Odebrecht. He is currently the vice president of our board of directors and the president of Valora Participações Ltda. Mr. Cunha Filho served as vice president of the board of directors of Norquisa from 1997 through 1999, and from 2001 through 2003 as a member of the board of directors of Norquisa. He has also occupied several executive positions in subsidiaries and affiliates of Odebrecht. Mr. Cunha Filho holds a bachelor’s degree in civil engineering and a master’s degree in economics from the UFBA.

Alfredo Lisboa Ribeiro Tellechea. Mr. Tellechea was elected to our board of directors as a nominee of Odebrecht. He served as one of the vice president executive officers of Braskem from 2007 to 2009 and headed Braskem’s Polyolefins Units from 2008 to 2009. Mr. Tellechea has previously held a variety of positions in the Ipiranga Group including serving as the chief superintendent of Distribuidora de Produtos de Petróleo Ipiranga from 2002 to 2006, chief superintendent of Ipiranga Petroquímica from 2006 to 2007, and chief executive officer of Copesul from 2007 until 2008. Mr. Tellechea holds a bachelor’s degree in civil engineering from Pontifícia Universidade Católica do Rio Grande do Sul, or PUC/RS, and a post-graduate degree in Marketing from the Escola Superior de Propaganda e Marketing, or ESPM.

Luciano Nitrini Guidolin.  Mr. Guidolin was elected to our board of directors as a nominee of Odebrecht. He is currently is the Chief Financial Officer of Odebrecht.  Prior to that, he was the Chief Financial Officer of ETH Bionergia S.A., a company of the Odebrecht Group, from 2007 to 2010, and served as commercial director of Braskem’s Vinílicus unit from 2006 to 2007 and as director of the international markets office of Braskem’s Polyolefins Unit from 2004 until 2006. Mr. Guidolin has a bachelor’s degree in production engineering from the Universidade de São Paulo, or USP, and an MBA from Harvard Business School.

José Carlos Grubisich Filho. Mr. Grubisich Filho was elected to of our board of directors as a nominee of Odebrecht. He is currently the Chief Executive Officer of ETH Bioenergia S.A., a member of the Odebrecht Group. He served as Braskem’s chief executive officer from 2001 to 2008. He previously served as the chief executive officer and chairman of the board of directors of OPP Química, and served from 2000 to 2001 as vice president of Rhodia Fine Organics worldwide and was a member of the executive committee of the Rhône Poulenc Group. Prior to 2000, he served as vice president for Brazil and Latin America of Rhodia S.A. (currently known as Rhodia Brasil Ltda., a member of the Rhône Poulenc Group). Mr. Grubisich Filho holds a bachelor’s degree in chemical engineering from the Escola Superior de Química Oswaldo Cruz and has completed Advanced Management Programs at Fundação Dom Cabral and INSEAD in France.

Francisco Pais. Mr. Pais was elected to our board of directors as a nominee of Petroquisa. Mr. Pais joined Petrobras in 1987, where he has served in a variety of capacities, including as assistant to the executive services officer and the downstream officer. Since 2009, he has been the Executive Manager of Petrobras Corporate Downstream. Currently, he is a member of the board of directors of Riograndense Refinery (formerly Ipiranga) and Logum Logistics, both affiliates of Petrobras. Mr. Pais holds a bachelor’s degree in civil engineering from the Instituto Militar de Engenharia, or IME, and an MBA from the Fundação Getúlio Vargas, or FGV.

Newton Sergio de Souza. Mr. Souza was elected to our board of directors as a nominee of Odebrecht. He has been the general counsel and an executive officer of Odebrecht since May 1997 and an executive officer of Norquisa since April 2003. He also serves in several executive and board positions in subsidiaries and affiliates of Odebrecht. Mr. Souza served as the president of the board of directors of Companhia de Concessões Rodoviárias, or CCR. He was also a visiting lawyer at the law firm Dechert, Price & Rhoads (Philadelphia), a senior lawyer at the law firm Pinheiro Neto Advogados from 1976 through 1982 and a senior counsel of the Latin America and Caribbean Division of the World Bank (Washington, D.C.) from 1982 through 1987. Mr. Souza holds a law degree from Pontifícia Universidade Católica do Rio de Janeiro, or PUC/RJ, and an LL.M. from the University of Pennsylvania.

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

Maria das Graças Silva Foster. Mrs. Foster was elected to our board of directors as a nominee of Petrobras. She has been Petrobras’ chief gas and energy officer since September 2007. She served as president of Petrobras Distribuidora S.A. from May 2006 to September 2007 and as president of Petroquisa from September 2005 to May 2006. Prior to assuming these duties, Mrs. Foster served as Secretary of Oil, Natural Gas and Renewable Fuels under the Ministry of Energy from 2003 through 2005. Mrs. Foster also served as natural gas and energy technology manager of Petrobras and coordinator of RedeGasEnergia—Excellence Natural Gas and Energy Distribution Network from 2000 to 2002. Mrs. Foster holds a bachelor’s degree in chemical engineering from Universidade Federal Fluminense, a master’s degree in mechanical and nuclear engineering from Universidade Federal do Rio de Janeiro, or UFRJ, and an MBA in economics from FGV.

Eduardo Rath Fingerl. Mr. Fingerl was elected to our board of directors as a nominee of Odebrecht. He has served as an executive officer of BNDES since April 2006, and is currently responsible for capital market and environmental matters. From July 1996 to February 2000, Mr. Fingerl served as an executive officer of BNDES, responsible for industrial operations, services and commerce matters. Mr. Fingerl served as technical officer of the Brazilian Foundation for Sustainable Development (Fundação Brasileira para o Desenvolvimento Sustentável) from June 1992 to June 1993. From August 1989 to June 1992, Mr. Fingerl served as executive officer of Petroquímica da Bahia S.A. From May 1976 to August 1989, Mr. Fingel worked at BNDES in various functions. Mr. Fingerl is a member of the board of directors of Fibria Celulose S.A. and was member of the Board of the New Club of Paris. He was also manager of the CAMEX and member of the Board of Entrepreneurs of Softex. Mr. Fingerl holds a bachelor’s degree in industrial engineering from UFRJ and a master’s degree in industrial engineering from Instituto de Pós-Graduação e Pesquisa em Administração of Universidade Federal do Rio de Janeiro, or COPPEAD.

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

Antonio Aparecida de Oliveira. Mr. Oliveira was elected as an alternate member of our board of directors as a nominee of Petrobras. He is currently the manager of petrochemicals at Petrobras. He has worked at Petrobras since 1987 in several technical, executive and management positions. He has also served as a member of the board of directors of Ipiranga Petroquímica from 2007 to June 2008, a member of the board of directors of Quattor from June 2008 to June 2010 and corporate and planning superintendent of FINEP. Mr. Oliveira holds a degree in engineering from the Universidade Federal de Minas Gerais, or UFMG, and a Master in business administration from UFRJ. He also attended various programs specializing in business administration and the petroleum industry, including executive education programs at the Wharton School of the University of Pennsylvania and Harvard Business School.

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

André Amaro da Silveira. Mr. Amaro was elected as an alternate member of our board of directors as a nominee of Odebrecht. He was also president of Bento Pedroso Construções S.A., a wholly-owned subsidiary of the Odebrecht Group, from August 2006 to July 2008. Mr. Amaro served as an executive officer of Braskem from 2008 to 2009 and as Braskem’s head of Planning, Supply and Business Development from 2008 to 2009. He has held a variety of positions in the Odebrecht Group since 1988, including business planning officer of CNO from 2003 to 2006 and vice president of strategic planning of Odebrecht Bau Ag in Germany from 1994 to 1997. Mr. Amaro holds a bachelor’s degree in civil engineering from the UFMG and an MBA from the IMD-International in Switzerland.

Carla Gouveia Barreto. Ms. Barreto was elected as an alternate member of our board of directors as a nominee of Odebrecht. Ms. Barreto has served as the head of strategic planning of Odebrecht since 2008. She has held a variety of positions in the Odebrecht Group in the past, including serving as controller of CNO from 2005 to 2007 and controller of Braskem from 2002 to 2005. Ms. Barreto holds a bachelor’s degree in business and administration from Universidade de Salvador, or UNIFACS, and an MBA from Fundação Don Cabral.

José de Freitas Mascarenhas. Mr. Mascarenhas was elected as an alternate member of our board of directors as a nominee of Odebrecht. He has been an executive officer of Odebrecht since September 2001 and serves in various capacities with other companies in the Odebrecht Group. He has served as vice president of Confederação Nacional das Indústrias, or CNI, since October 1985 and as president of Federação das Indústrias do Estado da Bahia, or FIEB, since April 2010 and previously from 1992 until 2002. He also has served as vice president of the Brazilian Association of Chemical Industry and Derivative Products from May 1993 to April 2008. He is also a member of the Board of the Brazilian Competitiveness Council (Movimento Brasil Competitivo). Mr. Mascarenhas holds a bachelor’s degree in civil engineering from UFBA.

Andrea Damiani Maia de Andrade. Ms. Andrade was elected as an alternate member of our board of directors as a nominee of Petroquisa. She is a manager in the legal department of Petroquisa and has been a lawyer at Petrobras since 2004. She has served as sectional manager of new business in Petrobras’ legal department. Ms. Andrade holds a degree in law from USP and a postgraduate degree in competition law from FGV in Rio de Janeiro. She has also taken extension courses in natural gas contract negotiations at the University of Dundee in Scotland.

Mônica Bahia Odebrecht.  Ms. Odebrecht was elected as an alternate member of our board of directors as a nominee of Odebrecht. Since 2009, she has served as officer of ODBINV S.A., Odebrecht’s parent company, and is currently officer of several companies of the Odebrecht Group, including as legal manager of Odebrecht. She previously worked in the engineering and construction businesses of the Odebrecht Group and was in charge of the corporate and finance areas until 2008. From 2000 to 2002, she worked in the corporate and finance areas of various chemicals and petrochemicals businesses of the Odebrecht Group. From 1999 to 2000, she was seconded to Clifford Chance U.S. LLP in the United States. Ms. Odebrecht has worked in the Odebrecht Group since 1994. Ms. Odebrecht has a bachelor’s degree in law from the Universidade Católica de Salvador.

Pedro Augusto Bonesio. Mr. Bonesio was elected as an alternate member of our board of directors as a nominee of Petroquisa. He has worked at Petrobras for since 1979, having held several managerial positions. He has been executive manager of Petrobras since 2006, served as chief of staff for the chief financial and investor relations officer of Petrobras beginning in 1999 and has served as executive manager for project finance. Mr. Bonesio holds a degree in mechanical engineering from the Faculdade de Engenharia Industrial de São Bernardo do Campo.

Arão Dias Tisser. Mr. Tisser was elected as an alternate member of our board of directors as a nominee of Petroquisa. He previously served as a member of our board of directors from May 2008 to July 2008, and was first elected as an alternate member of our board of directors in March 2008. He has been the management coordinator of holdings in petrochemical centers for Petrobras since 2004, and worked in commercial management of naphtha and industrial raw materials for Petrobras from February 2001 to October 2004. Mr. Tisser holds a bachelor’s degree in Civil Engineering from UFRJ and a master’s degree in engineering from the Instituto Alberto Luiz Coimbra de Pos-Graduação e Pesquisa de Engenharia, or COPPE, of UFRJ.

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

The following table lists the current members of our board of executive officers:

Name	Year of Appointment	Position Held	Age
Carlos José Fadigas de Souza Filho	2010	Chief Executive Officer	41
Marcela Aparecida Drehmer Andrade	2010	Vice President Executive Officer, Chief Financial Officer and Director of Investor Relations	42
Mauricio Roberto de Carvalho Ferro	2002	Vice President Executive Officer and General Counsel	45
Manoel Carnaúba Cortez	2008	Vice President Executive Officer	51
Décio Fabricio Oddone da Costa	2010	Vice President Executive Officer of Investments	50
Edmundo José Correia Aires	2010	Vice President Executive Officer of Technology and Innovation	53
Patrick Horbach Fairon	2010	Vice President Executive Officer	55

Summarized below is information regarding the business experience, areas of expertise and principal outside business interests of our current executive officers.

Carlos José Fadigas de Souza Filho. Mr. Fadigas is currently our chief executive officer, a position which he has held since December 2010. Mr. Fadigas joined Braskem in 2007 and previously held the positions of chief financial officer and investor relations officer of Braskem and chief executive officer of Braskem America. He joined the Odebrecht Group as investment analyst at Odebrecht Química in 1993 and subsequently worked as strategic planning director at OPP Petroquímica and Trikem. Later, Mr. Fadigas held several different positions throughout the Odebrecht Group, as controller-director at OPP Petroquímica and Trikem in 2000, finance manager at CNO in 2002, and finance director at CNO in 2004. From 1991 to 1992 Mr. Fadigas worked as relationship manager at Citibank. Mr. Fadigas holds a degree in business administration from Universidade Salvador, or UNIFACS, and a MBA from the IMD in Switzerland. He is also currently a member of the Board of Directors of Braskem Finance, Braskem Incorporated Limited, as well as a member of the Board of Directors and an Officer of Lantana Trading Company Inc.

Marcela Aparecida Drehmer Andrade. Ms. Drehmer is currently one of our vice president executive officers, our chief financial officer and our director of investor relations. She served as our financial officer from 2004 to 2010. She worked for our company in structured operations and financial operations from 2002 to 2004, and worked for OPP Petroquímica S.A. in the financial department where she was responsible for the structured operations and planning departments from 1994 to 1999, served directly under the vice president of investments of Odebrecht from 2001 to 2002. In 2000, Marcela participated in Credit Suisse First Boston’s Corporate Finance Internship Program, in New York. Ms. Drehmer holds a bachelor’s degree in business administration from UNIFACS and graduate degree in finance at Instituito Brasileiro de Mercado de Capitais, or IBMEC.

Mauricio Roberto de Carvalho Ferro. Mr. Ferro is currently one of our vice president executive officers and our general counsel. He is also an alternate member of the board of directors of Cetrel and an executive officer of Braskem Participações S.A. He served as a member of the board of directors of Ipiranga Petroquímica, prior to its merger into Braskem, and Copesul, prior to its merger into Ipiranga Petroquímica. He was also the vice president of the board of directors of Politeno prior to our merger with Politeno, an alternate member of the board of directors of Petroflex Indústria e Comércio S.A., or Petroflex, until the sale of our interest in Petroflex in April 2008, and a member of the board of directors of Polialden until our merger with Polialden. He served as a lawyer at the law firm of Carlos Eduardo Paladini Cardoso in 1989 and as a lawyer at the law firm of Bulhões Pedreira, Bulhões Carvalho e Advogados Associados from 1991 until 1995. Mr. Ferro holds a law degree from the Pontifícia Universidade Católica do Rio de Janeiro and an LL.M. from the University of London and from the London School of Economics.

Manoel Carnaúba Cortez. Mr. Cortez is currently one of our vice president executive officers. He is the head of our Basic Petrochemicals Unit in Brazil and responsible for four cracker plants in four states. He is also the president of the board of directors of Cetrel, president of Syndicate of the Chemical and Petrochemical Products Companies (Sindicato das Indústrias de Produtos Químicos), or SINPEQ, president of Committee of Industrial Development (Comitê Fomento Industrial de Camaçari), or COFIC, and a member of FIEB. Mr. Cortez served as vice president of our Basic Petrochemicals Unit from 2007 to 2008, as executive vice president of our Vinyls Unit during 2008, industrial director of our Basic Petrochemicals Unit from 2004 to 2007 and Industrial Director of the Vinyls Unit from 2003 to 2004. Mr. Cortez holds a bachelor’s degree in chemical engineering from UFBA and an MBA from FGV.

Décio Fabricio Oddone da Costa. Mr. Oddone is currently our vice president executive officer of investments. He has served as the chief executive officer of Petrobras Energía S.A. since 2008 and as a member of its board of directors since 2005. He has also served as a member of the board of directors of Innova since 2008. Mr. Oddone previously held several managerial positions with Petrobras and other companies in the Petrobras group in Brazil, Argentina, Angola, Libya, and Bolivia, including Chairman of Petrobras Bolivia S.A. He was responsible for Petrobras’ operations in the Southern Cone. He holds a bachelor’s degree in electrical engineering from Universidade Federal do Rio Grande do Sul, Brazil. He completed post-graduate courses in oil engineering promoted by Petrobras and attended the Advanced Management Program at Harvard University Business School and the Advanced Management Program at INSEAD in France. He holds an Honoris Causa Master Degree in Management and Administration from Alta Escuela de Dirección y Administración de Empresas in Madrid, Spain, and an Honoris Causa Doctoral Degree in Education from Aquino University, Bolivia.

Edmundo José Correia Aires. Mr. Aires is currently our vice president executive officer of technology and innovation. He served as a member of our board of directors from 2008 to 2010 and as an alternate member of our board of directors from 2001 to 2008. He served as president of the board of directors of Triunfo from 2005 to 2008 and as a member of the board of directors of FCC—Fábrica Carioca de Catalisadores S.A. from 2004 to 2008, and of Ipiranga Petroquímica from 2007 to 2008. He has served as the partnership manager of Petroquisa since 2001. Previously, Mr. Aires occupied several executive positions with Petroquisa and Petrobras beginning in 1980. Mr. Aires holds a bachelor’s degree in chemical engineering from UFRJ and an MBA in finance from COPPEAD. He has also completed a post-graduate course in petrochemical process at Petrobras (CENPEQ).

Patrick Horbach Fairon. Mr. Fairon is currently one of our vice president executive officers. He served as a member of our board of directors from 2004 to 2007. He served as president of the board of directors of Nova Petroquímica S.A. from 2007 to 2008, as vice president of the board of directors of Quattor and its subsidiaries, and as a member of the board of directors of Petroquímica Suape from 2006 to 2010 and of REFAP from 2003 to 2010. From 2000 to 2005, Mr. Fairon served as the chief financial officer of Downstream Participações S.A. and from 2004 to 2010 as executive director of Petroquisa S.A. He has also served as general manager of business development for Petrobras. Mr. Fairon holds a bachelor’s degree in electrical engineering from the Universidade Federal do Rio de Janeiro, a master’s degree in business administration from Pontifícia Universidade Católica do Rio de Janeiro and an MBA in finance from COPPEAD. He also attended the Advanced Management Program at INSEAD in France and the Management Executive Program at Kellogg. He has also completed a post-graduate course in automation at Petrobras (CENEL).

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

The following table lists the current members of our fiscal council and their alternates:

Name	First Year of Appointment
Ismael Campos de Abreu	2003
Afonso Celso Florentino (alternate)	2010
Manoel Mota Fonseca	2002
Ana Patricia Soares Nogueira (alternate)	2010
Antônio Luiz Vianna de Souza	2009
Marcílio José Ribeiro Júnior (alternate)	2008
Aluizio da Rocha Coelho Neto	2010
Jayme Gomes da Fonseca Júnior (alternate)	2010
Maria Alice Ferreira Deschamps Cavalcanti	2011
Carlos Alberto Siqueira Gomes (alternate)	2011

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

Manoel Mota Fonseca. Mr. Fonseca was elected as a member of our fiscal council as a nominee of Odebrecht. He served as president of our fiscal council in 2003 and 2004. Mr. Fonseca has been a partner of the law firm Mota Fonseca e Advogados since 1990 and previously served as legal and tax counsel of Coopers & Lybrand, KPMG and PricewaterhouseCoopers Auditores Independentes. Mr. Fonseca holds a law degree from the USP, and a post-graduate degree in tax law from FGV.

Antônio Luiz Vianna de Souza. Mr. Vianna de Souza was elected as a member of our fiscal council as a nominee of Petroquisa. He has served as manager of Financial Planning of Petrobras S.A. since 2004, and held various other positions at Petrobras since 1980. Mr. Vianna holds a bachelor’s degree in Engineering from the Universidade Federal do Rio de Janeiro, a law degree from the Universidade Federal Fluminense, and a degree in economics from the Escola de Pós Graduação em Economia at FGV.

Aluizio da Rocha Coelho Neto. Mr. Rocha was elected as a member of our fiscal council as a nominee of Odebrecht. He has been the controller of CNO since April 2010 and previously served as the leader of the international tax planning department of CNO since 2008. He has previously served as the senior manager of tax planning of our company, as part of the tax planning team at Arcelor—Cia. Siderúrgica de Tubarão, and as a senior auditor with PricewaterhouseCoopers. Mr. Rocha holds a bachelor’s degree in accounting from the Federal Universidade do Espírito Santo, or UFES, and a master’s degree in accounting from USP (FIPECAFI).

Maria Alice Ferreira Deschamps Cavalcanti. Mrs. Cavalcanti was elected as a member of our fiscal council as a nominee of Petrobras. She has acted as tax executive manager in the finance department at Petrobras since 2003. She started her career at Petrobras in 1983 as a processing engineer and since she has worked in several departments of company, mainly in the supply, new businesses, finance and tax departments. Mrs. Cavalcanti majored in chemical engineering at Universidade Federal do Rio de Janeiro and has a graduate degree in oil processing engineering from Universidade Petrobras. In addition, she has a master’s degree in marketing and strategy from Pontifícia Universidade Católica do Rio de Janeiro and an MBA in finance from IBMEC.

Alternate Members of Fiscal Council

Afonso Celso Florentino. Mr. Florentino was elected as an alternate member of our fiscal council as a nominee of Odebrecht. He has served as accounting manager for CNO since March 2008 and served as a senior manager with PricewaterhouseCoopers from July 1994 through February 2008. Mr. Florentino holds a bachelor’s degree in accounting sciences from UFMG and an MBA from IMBEC in Minas Gerais.

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

Marcílio José Ribeiro Júnior. Mr. Ribeiro was elected as an alternate member of our fiscal council as a nominee of Petroquisa. He joined Petrobras in 2006 as an accountant in the financial governance area. Previously, he served as an accountant at Terminal Garagem Menezes Côrtes S.A. from 1998 through 2001, as accounting manager at ALTM S.A. Tecnologia e Serviços de Manutenção from 2001 to 2002, as accountant at Gás e Participações Ltda., or GASPART, from 2002 to 2004, as accounting manager at Starfish Oil and Gas S.A. from 2004 to 2005 and as controller at Queiroz, Galvão, Óleo e Gás S.A. from 2005 to 2006. Mr. Ribeiro holds a bachelor’s degree in accounting from UFRJ and has a post-graduate degree in economics and financial engineering from the Universidade Federal Fluminense, or UFF.

Jayme Gomes da Fonseca Júnior. Mr. Fonseca was elected as an alternate of our fiscal council as a nominee of Odebrecht. He served as a member of our fiscal council in 2008 and 2009 and an alternate member of our fiscal council in 2007. Currently, he serves as the chief financial officer of CNO. He was our controller from 2004 to 2007 and previously served as a financial officer of Odebrecht Empreendimentos Imobiliários S.A. from January 2008 to April 2009, an executive officer of Ipiranga Química from 2007 to 2008, an executive officer of Ipiranga Petroquímica, prior to its merger into Braskem, fiscal manager of OPP Química from 1999 to 2004, fiscal manager of Odebrecht from 1996 to 1999, fiscal manager of CNO from 1993 to 1996, supervisor of Performance Auditoria e Consultoria S.C. from 1991 to 1993 and an assistant of Arthur Andersen S.C. from 1989 to 1991. Mr. Fonseca holds a bachelor’s degree in business administration from UNIFACS, an IAG Master in finances from PUC/RJ, and a MSc in accounting and finance from University of Manchester Institute of Science, or UMIST.

Carlos Alberto Siqueira Gomes. Mr. Alberto was elected as an alternate of our fiscal council as a nominee of Petrobras. He has worked in the finance department of Petrobras since 2002, during which time he held the position of general accounting manager and, since September 2004, the position of gas and energy business accounting manager. Mr. Alberto majored in accounting sciences at Universidade Cândido Mendes, has a graduate degree in accounting sciences from FGV and has a master’s degree in business economics and finance from FGV.

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

Compensation and Benefits

The aggregate compensation paid by us to all members of our board of directors, board of executive officers and our fiscal council for services in all capacities was approximately R$23.1 million in 2010. On April 29, 2011, our shareholders (acting in the annual general meeting) established the following compensation for the year 2011:

•         board of directors and board of executive officers: an aggregate limit of R$32.5 million; and

•         each member of our fiscal council: R$7,480 per month.

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

Our executive officers receive the same benefits generally provided to our employees, such as medical (including dental) assistance, private pension plan and meal vouchers. Like our employees, our executive officers also receive a yearly bonus equal to one-month’s salary (known as the “thirteenth” (monthly) salary in Brazil), an additional one-third of one-month’s salary for vacation, and contributions of 8.0% of their salary into a defined contribution pension fund known as the Guarantee Fund for Time of Service (Fundo de Garantia por Tempo de Serviço). Members of our board of directors and fiscal council are not entitled to these benefits. We made contributions into the Guarantee Fund for Time of Service for our executive officers in an aggregate amount of R$0.5 million during 2009 and R$0.5 million during 2010.

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

Our board of directors adopted an annual program for the 2007 and 2008 fiscal years. No annual program was adopted for the 2009 or 2010 fiscal years. Under these annual plans, the number of alpha and beta units our executive officers were entitled to purchase is set forth in the table below:

Fiscal Year	Alpha Units	Beta Units
2007	430,180	430,180
2008	360,384	360,384

Corporate Governance Practices

The significant differences between our corporate governance practices and the standards of the NYSE are described in “Item 16G. Corporate Governance.”

Share Ownership of Directors and Officers

The total number of shares owned by members of Braskem’s board of directors and executive officers as of May 31, 2011 represents less than 0.1% of Braskem’s share capital. Under our by-laws, each of our directors must also be a shareholder of our company. Accordingly, if a person is appointed to our board of directors and is not one of our shareholders at the time, the shareholder that designated such person to be one of our directors (in accordance with the terms of the relevant shareholders’ agreement) generally transfers one share to the newly appointed director at no cost. All other shares owned by our directors were purchased at market prices through the BM&FBOVESPA.

Employees

The following table sets forth the number of our employees by main category of activity and geographic location at the dates indicated.

	At December 31,
Number of Employees by Category of Activity	2010	2009	2008
Coordinators and operators	1,841	1,886	1,954
Engineers and other professionals	1,115	988	1,002
Administrative and support	366	376	458
Technicians	547	598	626
Maintenance	516	506	549
Managers and directors	253	218	213
Total	4,638	4,572	4,802

	At December 31,
Number of Employees by Geographic Location	2010	2009	2008
State of Bahia	1,754	1,716	1,926
State of Rio Grande do Sul	1,725	1,736	1,761
State of São Paulo	633	606	596
State of Alagoas	473	448	462
Other Brazilian states	53	66	57
United States	436	—	—
Total	4,638	4,572	4,802

We do not employ a material number of temporary employees.

In Brazil, both employees and employers have the right to organize unions. Employees belonging to a specific “professional category” and employers constituting a specific “economic category” may each be represented by a single union in a particular geographic area. Individual unions generally belong to state-wide union federations, which in turn belong to nationwide union confederations. We are a member of the Petrochemicals and Synthetic Resins Industries Union of the States of Bahia, Alagoas, Rio Grande do Sul and São Paulo, and our employees belong to the Petrochemicals Industries Workers’ Unions in each of these states. At December 31, 2010, approximately 32.8% of our employees in Brazil were union members. We believe that we have good ongoing relations with our employees and their unions. We have not experienced a strike in Brazil since Trikem was privatized in 1995. The current collective bargaining agreements with our unions have one-year to two year terms and are subject to annual renegotiation. We have traditionally applied the terms of bargaining agreements entered into with the unions equally to unionized and non-unionized employees.

The employees of Braskem America are not represented by any union, other than employees of Braskem America’s Neal, West Virginia plant. At December 31, 2010, approximately 65% of the employees of this plant were represented by the United Steel, Paper & Forestry, Rubber, Manufacturing, Energy Allied-Industrial & Service Workers International Union. The collective bargaining agreement with this union expired in June 2010 after a three-year term. Although we believe that Braskem America has generally maintained a cooperative relationship with its employees and their union, the unionized employees at our Neal, West Virginia plant went on strike in August 2010. During the strike, the plant operated under the supervision of management. In May 2011, Braskem America entered into a new collective bargaining agreement management with this union covering the unionized employees of this plant with a term that expires in May 2015.

We have adopted and applied a personnel management philosophy which emphasizes a performance related pay structure and a decentralized management structure. Employees in each of our business units participate in setting and achieving their business unit’s annual objectives. As a result, employees in those business units that meet or exceed their goals share in our financial performance through performance-based employee compensation plans. During 2010, we recorded an expense of R$142.0 million related to this program with respect to approximately 5,100 employees, including our executive officers. The members of our board of directors do not participate in this program.

We seek to recruit top graduates from Brazilian technical schools and universities to work at each of our plants and offer career development training to employees to develop skills necessary to operate an internationally competitive, vertically integrated petrochemical company. We have invested in a series of training courses for our operating, laboratory and maintenance personnel through agreements with technical training organizations. During 2010, our total investment in education and training amounted to R$9.7 million for approximately 270,000 hours of training, representing an average of 59 hours per employee.

We tailor career development programs to each employee’s individual needs and abilities. We established this program with our own resources and technology, and it has become a Brazilian benchmark in human resources practices. In 2010, 37.7% of our employees received salary increases as a result of their participation in our career development programs.

Our employees and their dependents receive medical and dental assistance through a network of accredited doctors. We pay most of the costs for these services, with a small portion being paid by our employees. A small monthly fee is also charged to our employees to pay for more costly medical services. In 2010, we spent R$34.7 million on this assistance.

Braskem America offers its employees the ability to participate in a variety of health and welfare benefit plans, including medical, dental vision, life and disability coverage.

The majority of our employees participate in the Odebrecht Pension Plan (Odebrecht Previdência), or ODEPREV. We pay part of the monthly payments made by our employees to the Odebrecht Pension Plan. This pension fund is a defined contribution plan that pays supplementary pension and retirement amounts in amount to those paid by the Brazilian government’s pension system and is intended to provide its members with income on retirement. In 2010, we paid R$11.3 million into this fund.

We also make contributions to the Petrobras Social Security Foundation (Fundação Petrobras de Seguridade Social), or Petros, under retirement and defined benefit pension plans that we assumed as a result of the acquisition of control of Copesul. Copesul closed these plans to new participants on January 1, 1995. In 2010, we made contributions of R$1.2 million to these plans.

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

In 2002, Triunfo approved and implemented a supplementary private pension plan named Triunfo Vida. Triunfo Vida is a closed defined-contribution plan. The obligations of Triunfo under the Triunfo Vida plan were assumed by Braskem as a result of the merger of Triunfo into Braskem. Triunfo Vida is independently managed by Petros, with no links to any other pension plan managed by Petros, pursuant to the provisions of Complementary Law No. 109/2001. In 2010, we made contributions of R$0.1 million to this plan.

Braskem America has historically offered two qualified defined benefit pension plans to its employees: (1) the Final Pay and Career Pay Formulas, for which employees who were employed before January 1, 1987 are eligible to participate, and (2) the Career Pay Formula, for which employees who were employed after January 1, 1987 are eligible. Each of these plans offers employees monthly income for life either at retirement or, in the event that an employee’s departure occurs after such employee’s benefits under the plan have vested, at the time of departure. These defined benefit plans were terminated with respect to its employees, other than the participants in the Novamont pension plan that is available to unionized employees at the Neal, West Virginia plant, prior to our acquisition of Sunoco Chemicals. Following our acquisition of Sunoco Chemicals, Braskem America has offered its employees the ability to participate in a 401(k) retirement plan.

ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

Major Shareholders

At May 31, 2011, we had outstanding share capital of R$8,043,222,080.50 equal to 801,665,617 total shares consisting of 451,669,063 common shares, 349,402,736 class A preferred shares and 593,818 class B preferred shares. As of April 30, 2011, all of our authorized shares were issued and outstanding, other than 411 common shares and 1,542,258 class A preferred shares held in treasury. All of our share capital is fully paid. All of our shares are without par value.

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

Our class B preferred shareholders are not entitled to receive any additional dividend amounts after they have received the Minimum Preferred Dividend. If the Minimum Preferred Dividend is not paid for a period of three years, holders of preferred shares will be entitled to full voting rights.

The following table sets forth information concerning the ownership of our common shares and class A preferred shares at May 31, 2011 by each person whom we know to be the owner of more than 5.0% of our common shares and our class A preferred shares, and by all of our directors and executive officers as a group. Our principal shareholders have the same voting rights with respect to each class of our shares that they own as other holders of shares of that class.

	Common Shares		Class A Preferred Shares		Total
	Number of Shares	%	Number of Shares	%	Number of Shares	%
BRK	420,761,481	93.2	—	—	420,761,481	52.5
OSP(1)	—	—	79,182,486	22.7	79,182,486	9.9
Petrobras(2)	18,000,087	4.0	75,792,587	21.7	93,792,674	11.7
BNDESPAR	—	—	44,317,452	12.7	44,317,452	5.5
All directors, fiscal council members, their alternates and executive officers as a group (39 persons)	269	*	80,607	*	80,607	*

____________________________

*      less than 1%

(1)   OSP is a wholly-owned subsidiary of Odebrecht.

(2)   Includes 14,358,067 common shares held by Petrobras, 3,642,020 common shares held by Petroquisa, and 72,966,172 class A preferred shares held by Petroquisa and 2,826,415 class A preferred shares held by Petrobras. Excludes the proportional interest of Petrobras and Petroquisa in the common shares held by BRK.

We currently have no management or employee option plans or management or employee options outstanding. See “Item 6. Directors, Senior Management and Employees—Compensation—Long-Term Incentive Plan.”

BRK

BRK’s common shares are the only outstanding classes of its share capital. BRK’s shareholders are parties to a shareholders’ agreement that addresses, among other matters, (1) voting rights at BRK’s shareholders’ meetings, and (2) rights of first refusal and preemptive rights for disposal and purchase. See “—Shareholders’ Agreements––Petrobras Shareholders’ Agreement.”

The following table sets forth information concerning the ownership of the common shares of BRK as of May 31, 2011.

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

On December 31, 2009, Petroquisa transferred 58,904,267 of our common shares, and the rights to 109,987 of our common shares whose transfer is, currently blocked, to W.B.W.S.P.E. Empreendimentos e Participações S.A., or WBW.

On February 8, 2010, WBW merged with and into BRK and BRK issued 59,014,503 shares of its common stock to Petroquisa as consideration for the shares of WBW.

On March 30, 2010, OSP contributed R$1,000.0 million to BRK in exchange for the issuance of 26,170,847 common shares of BRK. On April 5, 2010, Petrobras contributed R$2,500.0 million to BRK in exchange for the issuance of 65,425,867 common shares of BRK.

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

In June 2010, in connection with a share exchange (incorporação de ações) transaction in which we acquired all of the outstanding shares of Quattor that we did not own in exchange for newly issued shares of our company, we issued 14,358,067 common shares to Petrobras and 3,642,020 common shares to Petroquisa.

In August 2010, in connection with a share exchange (incorporação de ações) transaction in which we acquired all of the outstanding shares of RioPol that we did not own in exchange for newly issued shares of our company, we issued 1,280,132 of our class A preferred shares to Petrobras.

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

Under the Petrobras Shareholders’ Agreement, Petrobras and Petroquisa together have the right to designate:

•      four members of our board of directors and their alternates for so long as they own, directly or indirectly, an aggregate of 30% or more of our voting share capital;

•      three members of our board of directors and their alternates for so long as they own, directly or indirectly, an aggregate of 18%, but less than 30%, of our voting share capital;

•      a majority of the members of our fiscal council and their alternates for so long as they own, directly or indirectly, an aggregate of 30% or more of our voting share capital; and

•      two members of our fiscal council and their alternates for so long as they own, directly or indirectly, an aggregate of 18%, but less than 30%, of our voting share capital.

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

Under the Petrobras Shareholders’ Agreement, Odebrecht has the sole power to approve the business plan of our company. However, for so long as Petrobras and Petroquisa own, directly or indirectly, an aggregate of less than 30% and more than 18% of our voting share capital, we are prohibited from taking certain strategic actions unless a consensus regarding those actions is reached between Odebrecht and Petrobras, including, among others:

•      actions affecting our share capitalization or the rights of holders of our shares;

•      mergers, spin-offs or similar transactions;

•      investments and purchases of non-current assets with a value in excess of the lesser of R$200 million or 30% of our non-current assets;

•      dispositions of non-current assets with a value in excess of 10% of our non-current assets;

•      creation of liens on our non-current assets with a value in excess of the lesser of R$350 million and 20% of our non-current assets; and

•      actions that would result in our violating specified net debt to EBITDA and EBITDA to total interest ratios.

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

Under the Petrobras Shareholders’ Agreement, each of the parties has agreed:

•      subject to certain exceptions, not to grant any liens on any of its Braskem shares;

•      to grant a right of first refusal and tag along rights to the other parties to the Petrobras Shareholders’ Agreement with respect to any sale of its Braskem shares;

•      in the event that a party’s interest in our voting share capital is diluted in a transaction involving one or more of the other parties to the Petrobras Shareholders’ Agreement, the diluted party will have the right to purchase shares of Braskem from the diluting parties in an amount that would, after giving effect to such purchase, result in the diluted party holding the same percentage interest in our voting share capital that it held immediately prior to the dilution event; and

•      in the event that any party acquires or receives a right to acquire common shares of Braskem from a third party, to offer to sell to the other parties to the Petrobras Shareholders’ Agreement an amount of common shares of Braskem that would, after giving effect to such sale, result in each of the parties to the Petrobras Shareholders’ Agreement holding the same direct and/or indirect proportion of the common shares of Braskem that the parties held prior to the acquisition of common shares of Braskem from the third party.

Pension Funds Memorandum of Understanding

On July 20, 2001, Odebrecht Química, Petroquímica da Bahia S.A., Petros and the pension fund of Banco do Brasil S.A. (Caixa de Previdência dos Funcionários do Banco do Brasil), or Previ, entered into a Memorandum of Understanding Regarding Shareholders Agreement, which we refer to as the Pension Funds Memorandum of Understanding. The Pension Funds Memorandum of Understanding grants certain preemptive and share transfer rights to Petros and Previ. The Pension Funds Memorandum of Understanding has a term of 20 years, unless a shareholders’ agreement containing the terms set out below is entered into prior to that date. Under the Pension Funds Memorandum of understanding, the parties agreed to adopt the following basic principles for our management:

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

BNDESPAR Shareholders’ Agreement

We, Odebrecht and BNDESPAR have entered into a shareholders’ agreement. This shareholders’ agreement will expire on the earlier of the first date on which BNDESPAR ceases to own more than 5.0% of our total share capital and August 24, 2016. This shareholders’ agreement provides that BNDESPAR has the right to appoint one member of our board of directors for so long as Odebrecht and its subsidiaries have the right to elect more than a majority of our directors. This shareholders’ agreement also provides that BNDESPAR has the right to (1) require our company and Odebrecht to purchase the shares that it owns in our company if we do not comply with the terms of this shareholders’ agreement and do not cure any such non-compliance within a specified period, and (2) sell its shares in the event that Odebrecht sells its voting control of our company to a third party.

Related Party Transactions

The following summarizes the material transactions that we have engaged in with our principal shareholders and their affiliates since January 1, 2010.

We have engaged in extensive transactions with our principal shareholders and their affiliates and expect to do so in the future. We also have commercial relationships with some of our affiliates and, as a result, record trade accounts receivable and current and long-term liabilities mainly from purchases and sales of goods and services at prices and on terms equivalent to the average terms and prices of transactions that we enter into with third parties. In addition, we have entered into financial and other transactions with our principal shareholders and their affiliates, including, among others, as a party to three shareholders’ agreements or memoranda of understandings with shareholders of our company. See “—Major Shareholders—Shareholders’ Agreements.”

In connection with the Quattor Acquisition, we entered into the Quattor Investment Agreement, the Petrobras Shareholders’ Agreement and an Association Agreement regarding the continued development of two petrochemical complexes in the States of Rio de Janeiro and Pernambuco, Brazil with Odebrecht, OSP, Petrobras and Petroquisa. In addition, in April 2010 we conducted a capital increase through a private subscription by our shareholders as a result of which we received net cash proceeds of R$3,742.6 million in exchange for the issuance of 243,206,530 of our common shares and 16,697,781 of our class A preferred shares. In this capital increase, BRK, a company controlled by Odebrecht and Petrobras, subscribed to 243,055,556 of our common shares and none of our class A preferred shares. See “Item 4. Information on the Company—History and Development of Our Company—Quattor Acquisition.”

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

The Odebrecht Group

In February 2007, we entered into an Alliance Agreement with CNO under which we have appointed CNO as a non-exclusive preferred provider with respect to maintenance services and efficiency enhancement projects at each of our plants. This agreement was unanimously approved by our board of directors. Under this agreement, we are required to request bids from CNO for these services and projects. If CNO is retained for any specific service or project, we will pay CNO its costs related to the service or project plus 15%. We are also required to pay any applicable taxes with respect to such fees. This agreement expires in February 2014.

In December 2008, we entered into another Alliance Agreement with companies in the Odebrecht Group and Genpro Engenharia S.A. for the construction of a new ethylene plant in the Southern Complex that will produce ethylene using sugar cane ethanol for our use in the production of polyethylene. For more information regarding this project, see “Item 4. Information on the Company—Capital Expenditures—Green Polyethylene Project.”

In December 2010, we entered into another Alliance Agreement with companies in the Odebrecht Group and Genpro Engenharia S.A. for the construction of a new PVC plant in Alagoas. For more information regarding this project, see “Item 4. Information on the Company—Capital Expenditures—Alagoas PVC Plant.”

The aggregate amount of services we purchased under these Alliance Agreements in 2010 was R$218.3  million. We had no accounts payable to companies in the Odebrecht Group at December 31, 2010.

Petrobras

Merger and Acquisition Transactions with Petrobras

In June 2010, in connection with a share exchange (incorporação de ações) transaction in which we acquired all of the outstanding shares of Quattor that we did not own in exchange for newly issued shares of our company, we issued 14,358,067 common shares to Petrobras and 3,642,020 common shares to Petroquisa.

In August 2010, in connection with a share exchange (incorporação de ações) transaction in which we acquired all of the outstanding shares of RioPol that we did not own in exchange for newly issued shares of our company, we issued 1,280,132 of our class A preferred shares to Petrobras.

Commercial Transactions with Petrobras

In July 2009, we and Petrobras entered into a Petrochemical Naphtha Purchase and Sale Contract under which Petrobras supplies naptha to our basic petrochemical plants located in the Northeastern Complex and the Southern Complex. This contract has a term of five years, expiring in March 2014, and is automatically renewable for one five-year period, unless either party notifies the other party in writing at least one year prior to the expiration of the contract that it does not intend to renew the contract. Under this supply contract, the price that we pay for naphtha is based on a variety of factors, including the market prices of naphtha and a variety of petrochemical derivatives, the volatility of the prices of these products in the international markets, the real/U.S. dollar exchange rate, and the level of paraffinicity of the naphtha that is delivered.

In May 2006, Quattor Química and Petrobras entered into a Petrochemical Naphtha Purchase and Sale Contract for the supply of naphtha to Quattor’s basic petrochemicals plants located in São Paulo Complex. The initial term of this contract expires in December 2010 and is automatically renewable for one five-year period, unless either party notifies the other party in writing, at least one year prior to the expiration of the contract, that it does not intend to renew the contract. In October 2010, this contract was amended to extend the term of this contract until February 2014 and provide that the contract is renewable for one five-year period, unless either party notifies the other party in writing at least one year prior to the expiration of the contract that it does not intend to renew the contract. Under the terms of this contract, the price that Quattor pays for naphtha under this contract is based on a variety of factors, including the market prices of naphtha and a variety of petrochemical derivatives, the volatility of the prices of these products in the international markets, the real/U.S. dollar exchange rate, and the level of paraffinicity of the naphtha that is delivered.

In December 2000, RioPol and Petrobras entered into an ethane and propane supply agreement. The initial term of this contract expires in 2021 and this agreement is automatically renewable for one two-year period, unless either party notifies the other party in writing, at least one year prior to the expiration of the contract, that it does not intend to renew this agreement. Under the terms of this agreement, the price for ethane and propane is based on the U.S. Marketscan Mont Belvieu price.

In January 2005, Quattor Química and Petrobras entered into an agreement for the purchase and sale of a chain of light refinery hydrocarbons, from which we separate ethylene and propylene. This agreement provides that Quattor and Petrobras will negotiate the renewal of this agreement prior to its expiration in 2020 and that, in the event that Petrobras does not intend to renew this agreement, it must notify Quattor at least two years prior to the expiration of this agreement and must perform under the terms and conditions of this agreement until 2028. Under the terms of this agreement, the price for light refinery hydrocarbons is based on a variety of market indices.

In March 2007, we entered into two five-year propylene supply contract with REFAP, a subsidiary of Petrobras, for the supply of propylene to our plants in the Southern Complex. In addition, we sell condensate and purchase naphtha from REFAP.

In May 2008, we entered into a 20-year propylene supply contract with Petrobras for our Paulínia plant. Under this contract, we are obligated to purchase 300,000 tons of propylene per year.

Between May 2001 and February 2006, Braskem Petroquímica (formerly known as Quattor Petroquímica) and Petrobras entered into five propylene supply agreements. Each contract has an initial term of 20 years and the terms of each of these agreements is automatically renewable for a five-year period, unless either party notifies the other party in writing, at least six months prior to the expiration of the contract, that it does not intend to renew the agreement. Under the terms of these agreements, the price that Braskem Petroquímica pays for propylene under these contracts is based primarily on the ICIS-LOR price for propylene in the U.S. Gulf Coast.

In April 2007, we entered into a three-year caustic soda supply contract with Petrobras under which we will supply approximately 61,300 tons of caustic soda annually for use by Petrobras’ Brazilian refineries. This contract was renewed and expired in March 2011. Petrobras uses caustic soda for the treatment of effluents in its refineries.

In July 2008, we entered into a three-year caustic soda supply contract with Petrobras under which we will supply approximately 7,410 tons of caustic soda annually for use by Petrobras’ Brazilian biodiesel units.

We sell automotive gasoline and LPG to subsidiaries of Petrobras.

We purchased raw materials from Petrobras and its subsidiaries of R$6,150.7 million in 2010 and sold products to Petrobras and its subsidiaries of R$472.8 million in 2010. We had accounts payable to Petrobras and its subsidiaries in an aggregate amount of R$420.4 million at 2010, and we had accounts receivable from Petrobras and its subsidiaries in an aggregate amount of R$94.6 million at December 31, 2010.

BNDESPAR

In August 2010, BNDESPAR exercised its option to sell 60% of the RioPol shares that it held to Braskem for R$210.0 million. Payment for the shares acquired by Braskem will be made in three annual installments beginning in June 2015 and the amounts of each installment will be adjusted by the TJLP plus 2.5% per annum from June 2008 until the respective payment dates.

Our Jointly Controlled Companies and Associated Companies

Cetrel S.A.

We own directly 53.4% of the voting and total share capital of Cetrel. However, because we do not control Cetrel, we account for Cetrel under the equity method of accounting, and it is no longer proportionally consolidated. We purchase treatment services on market terms from Cetrel for the wastewater and organic residues generated by us in the Northeastern Complex. We recorded purchases from Cetrel of R$21.3 million in 2010. We had accounts payable to Cetrel of R$1.9 million at December 31, 2010.

Borealis Brasil S.A.

We sell polypropylene and polyethylene to Borealis in which we have a 20.0% interest. We recorded net sales to Borealis of R$158.4 million in 2010. We account for Borealis under the equity method of accounting, and it is not proportionally controlled.  We had accounts receivable from Borealis of R$7.3 million at December 31, 2010.

Refinaria de Petróleo Rio-grandense S.A.

We own directly 33.2% of the voting and total share capital of RPR, which we jointly control and proportionally consolidate. We sell condensate to RPR and purchase naphtha from RPR. In 2010, we recorded sales to RPR of R$142.1 million and purchases from RPR of R$37.7 million.

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

For some of these lawsuits, we have not established any provision on our balance sheet nor have we established provisions only for part of the amounts claimed, based on our judgments as to the outcomes of these lawsuits.

Tax Proceedings

We are engaged in several legal proceedings with Brazilian tax authorities for which we have established provisions in an aggregate amount of R$282.7 million at December 31, 2010. In addition, there are currently certain legal proceedings pending in which we are involved for which we have not established provisions. If any of these legal proceedings were decided adversely to us, we do not believe that our results of operations, cash flows or financial condition would be materially and adversely affected.

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

In reliance on an analysis of the chances of success in these suits and the reductions in interest and fines made available by Law No. 11,941/09, we concluded that it would be in our best interest to withdraw our claims regarding the legality of the collections and to include the amounts in question in the federal tax installment program established by Law No. 11,941/09. In November 2009, we filed for voluntary termination of these suits. However, we decided to exclude from the installment program those amounts that are claimed as isolated fines and challenged the imposition of these fines through administrative proceedings. In January 2010, the Taxpayers Council ruled in our favor with respect to this challenge and this ruling has become final and binding.

Because the federal government did not challenge the judgment in the case of OPP Química, we believe that a final decision favorable to our company issued in 1992 is still effective. Accordingly, assessment notices drawn by the Federal Revenue against OPP Química were excluded from the installment program. The amount claimed by these assessment notices, retrospectively revised by inflation and the benchmark rate, was R$229.7 million at December 31, 2010. In January 2010, the Taxpayers Council ruled in favor of the federal government with respect to this matter. We challenged this decision in the administrative courts, which upheld the decision of the Taxpayers Council. We challenged the decision of the administrative court in the judicial court of first instance, which recently granted us a preliminary favorable ruling that suspends the ability of the tax authorities to execute these assessment notices pending a final ruling of this court. Although the ruling is subject to appeal, we believe that it is probable that we will prevail in this dispute.

For further information on our accounting treatment of this settlement and the claims that have not been settled, see notes 20(v) and 21(e) to our audited consolidated financial statements.

ICMS Tax Assessment Notice

On December 30, 2010, a tax assessment notice was issued by the internal revenue department of the State of Bahia against Braskem claiming unpaid ICMS taxes in the amount of R$212.4 million, in connection with several alleged violations of certain provisions of the ICMS tax legislation, including, among others: (1) the failure to account for certain tax credits granted in connection with the purchase of goods that we subsequently sold on a reduced tax basis; (2) the failure to adhere to certain ancillary obligations under the ICMS tax legislation; and (3) the sale of goods below the cost of production. We intend to contest these allegations vigorously in both administrative and judicial proceedings. Although we have not yet filed our initial defense, we believe that there are reasonable grounds on which we can successfully defend against these assessments. We believe that a loss in this claim is possible, although we have not recognized any provision with respect thereto.

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

In September 2010, we settled this lawsuit through an agreement with the petrochemical employers’ union under which we agreed to pay an aggregate amount of R$129.4 million plus interest and legal fees in the amount of R$34.3 million.

Overtime Claims

In late September 2010, we received notice that a lawsuit had been commenced against our company by the Petrochemical Industry Workers’ Union of Triunfo (Sindicato dos Trabalhadores das Indústrias Petroquímicas de Triunfo) alleging that we had violated an agreement regarding payment of overtime at our Triunfo basic petrochemicals plant. The suit claims damages of R$130.0 million. We have presented our initial defense to the court and are currently awaiting its response. The case is still in its initial phase and we currently believe that the likelihood of loss in this suit is possible. We continue to evaluate this claim and plan to contest the lawsuit vigorously.

Employment and Occupational Health and Safety Proceedings

At December 31, 2010, we were involved in approximately 2,090 employment and occupational health and safety proceedings as to which the total amount claimed was approximately R$878.7 million. At that date, we had deposited R$10.0 million of this amount in court and have established a provision for these claims in an aggregate amount of R$33.3 million at December 31, 2010. We do not believe that these proceedings will have a material adverse effect on our business, financial condition or operations.

Other Proceedings

At December 31, 2010, we were a defendant in two civil suits filed by a former caustic soda distributor, its controlling shareholder and a former transporter for breach of a caustic soda distribution agreement. The damages claimed in these suits totaled R$30.3 million at December 31, 2010 (monetarily adjusted). These suits are pending. We believe that we will possibly prevail in these suits.

We are parties to certain proceedings brought against our company by former holders of preferred shares of Nitrocarbono, OPP Química, Salgema, Trikem, Polialden and Politeno which we do not believe will have a material adverse effect on our business, financial condition or results of operations. In one of these suits, the Superior Court of Justice issued a ruling in our favor in August 2010, which ruling is being appealed by the plaintiffs.

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

The following table sets forth the dividends and/or interest attributable to shareholders’ equity paid to holders of our common shares, class A preferred shares and class B preferred shares since January 1, 2006 in reais and in U.S. dollars translated from reais at the commercial market selling rate in effect as of the payment date.

		Nominal Brazilian Currency per			US$ equivalent per
Year	Payment Date	Common shares	Class A Preferred Shares	Class B Preferred Shares	Common shares	Class A Preferred Shares	Class B Preferred Shares
2006	April 18, 2006(1)	R$0.90	R$0.90	R$0.56	US$0.42	US$0.42	US$0.26
2007	April 9, 2007	—	0.16	0.16	—	0.07	0.07
2008	April 7, 2008	0.64	0.64	0.64	0.38	0.38	0.38
2011	May 10, 2011	0.83	0.83	0.60	0.52	0.52	0.37

_________________________________

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

Legal Reserve Account

Under the Brazilian Corporation Law and our by-laws, we must allocate 5% of our net profits for each fiscal year to our legal reserve until the aggregate amount of our legal reserve equals 20% of our paid-in capital. However, we are not required to make any allocations to our legal reserve in a fiscal year in which our legal reserve, when added to our other reserves, exceeds 30% of our shareholders’ equity. At December 31, 2010, we had a balance of R$87.7 million in our legal reserve account.

Capital Reserve Accounts

Under the Brazilian Corporation Law, we are also permitted to record a capital reserve that may be used only (1) to absorb losses which exceed retained earning and profit reserves as defined in the Brazilian Corporation Law, and (2) to redeem or repurchase share capital and/or participation certificates, (3) to increase our capital, or (4) if specified in our by-laws (which currently do not so specify), to pay preferred share dividends. Amounts allocated to our capital reserves are unavailable for the payment of distributions and are not taken into consideration for purposes of determining the mandatory distributable amount. At December 31, 2010, we had a balance of R$846.0 million in our capital reserve accounts.

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

As described under “Item 7. Major Shareholders and Related Party Transactions—Major Shareholders—Shareholders’ Agreements,” we have entered into an agreement with two of our shareholders that establishes as our dividend policy the distribution of at least 50% of our adjusted net profits during any relevant period, provided that we have established and maintained all necessary reserves for the efficient operation and development of our business.

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

Because our shares are issued in book-entry form, dividends with respect to any share are automatically credited to the account holding such share. Shareholders who are not residents of Brazil must register with the Central Bank in order for dividends, sales proceeds or other amounts with respect to their shares to be eligible to be remitted outside of Brazil.

The preferred shares underlying the ADSs are held in Brazil by Banco Itaú S.A., as agent for the depositary, which has registered with the Central Bank as the registered owner of our shares. Payments of cash dividends and distributions, if any, will be made in Brazilian currency to Banco Itaú S.A., or the Custodian, as custodian for our preferred shares represented by the ADSs, on behalf of the depositary.  The Custodian will then convert such proceeds into dollars and will cause such dollars to be delivered to the depositary for distribution to holders of ADSs. As with other types of remittances from Brazil, the Brazilian government may impose temporary restrictions on remittances to foreign investors of the proceeds of their investments in Brazil, as it did for approximately six months in 1989 and early 1999, and on the conversion of Brazilian currency into foreign currencies, which could hinder or prevent the depositary from converting dividends into U.S. dollars and remitting these U.S. dollars abroad. See “Item 3. Key Information—Risk Factors—Risks Relating to Our Class A Preferred Shares and the ADSs.”

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

On December 21, 1998, ADSs representing our class A preferred shares began trading on the NYSE under the symbol “BAK”. On December 31, 2010, there were 12,568,218 ADSs outstanding, representing 25,136,436 class A preferred shares, or 7.2% of our outstanding class A preferred shares. Each ADS represents two class A preferred shares.

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

	BM&FBOVESPA		New York Stock Exchange
	Closing Price per
	Class A Preferred Share		Closing Price per ADS
	High	Low	High	Low
	(in reais)		(in dollars)

2006	18.95	9.97	18.24	9.15
2007	18.19	12.34	19.27	11.56
2008	15.19	5.41	18.50	4.60
2009	14.72	4.41	16.73	3.73
2010	19.85	9.74	24.62	10.77

	BM&FBOVESPA		New York Stock Exchange
	Closing Price per
	Class A Preferred Share		Closing Price per ADS
	High	Low	High	Low
	(in reais)		(in dollars)

2009
First Quarter	6.30	4.41	5.70	3.74
Second Quarter	8.30	4.93	8.11	4.35
Third Quarter	11.35	7.05	12.66	7.04
Fourth Quarter	14.72	5.41	16.73	12.16
2010
First Quarter	14.70	12.79	17.37	13.59
Second Quarter	12.69	9.74	14.77	10.77
Third Quarter	16.55	12.39	20.13	14.28
Fourth Quarter	17.60	16.13	24.62	19.93
2011
First Quarter	20.85	18.60	26.41	22.74

Most Recent Six Months
November 2010	17.92	16.86	21.59	20.25
December 2010	19.85	17.44	24.62	21.17
January 2011	20.43	18.60	24.96	22.86
February 2011	20.19	18.60	24.84	22.74
March 2011	20.85	19.37	26.41	23.66
April 2011	22.35	21.01	29.81	27.27
May 2011	24.70	20.40	32.08	25.63

_________________________________

Source: Economática Ltda./ Bloomberg

On June 8, 2011 the closing sales price of:

•         our class A preferred shares on the BM&FBOVESPA was R$24.70 per share;

•         our class A preferred shares on the LATIBEX was €10.55 per share; and

•         the ADSs on the NYSE was US$31.73 per ADS.

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

Disclosure Requirements

Law No. 6,385 requires that a publicly traded company, such as our company, submit to the CVM and the BOVESPA certain periodic information, including annual and quarterly reports prepared by management and independent auditors. Law No. 6,385 also requires us to file with the CVM our shareholders’ agreements, notices of shareholders’ meetings and copies of the minutes of these meetings.

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

IFRS Convergence

On July 13, 2007, the CVM issued CVM Rule No. 457 to require listed companies to publish consolidated financial statements prepared in accordance with IFRS beginning with the fiscal year ending December 31, 2010.

On December 28, 2007, Law No. 11,638 was enacted and amended numerous provisions of the Brazilian Securities Law and the Brazilian Corporation Law relating to accounting principles and authority to issue accounting standards. Law No. 11,638 sought to enable greater convergence between Brazilian GAAP and IFRS. To promote convergence, Law No. 11,638 modified certain accounting principles of the Brazilian Corporation Law and mandated the CVM to issue accounting rules conforming to the accounting standards adopted in international markets. In December 2008, the CVM issued Deliberation No. 565 implementing these changes in accounting policies. Additionally, Law No. 11,638  acknowledged a role in the setting of accounting standards for the CPC which is a committee of officials from the BM&FBOVESPA, industry representatives and academic bodies that has issued accounting guidance and pursued the improvement of accounting standards in Brazil. Law No. 11,638 permits the CVM and the Brazilian Central Bank to rely on the accounting standards issued by the CPC in establishing accounting principles for regulated entities.

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

Integrated Disclosure

On December 7, 2009, the CVM issued CVM Instruction No. 480 in order to, among other things:

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

Proxy Solicitation Rules

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

In August 2007, BOVESPA underwent a corporate restructuring that resulted in the creation of BOVESPA Holding S.A., a public corporation, whose wholly-owned subsidiaries were (1) the BOVESPA, which was responsible for the operations by the stock exchange and the organized over-the-counter markets, and (2) the Brazilian Settlement and Custodial Company (Companhia Brasileira de Liquidação e Custódia), or CBLC, which was responsible for settlement, clearing and depositary services. In the corporate restructuring, all holders of membership certificates of the BOVESPA and of shares of CBLC became shareholders of BOVESPA Holding S.A. As a result of the corporate restructuring, access to the trading and other services rendered by the BOVESPA is not conditioned on stock ownership in BOVESPA Holding S.A.

In May 2008, the BOVESPA merged with the Bolsa de Mercadorias & Futuros (Commodities and Futures Exchange) to form the BM&FBOVESPA. In November 2008, the CBLC merged with the BM&FBOVESPA. As a result, the BM&FBOVESPA now performs its own settlement, clearing and depositary services.

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

As of December 31, 2010, the aggregate market capitalization of all companies listed on the BM&FBOVESPA was equivalent to approximately R$2,546 billion (US$1,528 billion) and the 10 largest companies listed on the BM&FBOVESPA represented approximately 56% of the total market capitalization of all listed companies. By comparison, as of December 31, 2010, the aggregate market capitalization of the companies (including U.S. and non-U.S. companies) listed on the NYSE was approximately US$14.7 trillion. The average daily trading volume of the BM&FBOVESPA and the NYSE for 2010 was approximately R$5.0 billion (US$3.0 billion) and US$70.9 billion, respectively.

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

ITEM 10. ADDITIONAL INFORMATION

Description of Our Company’s By-laws

The following is a summary of the material provisions of our by-laws and of the Brazilian Corporation Law. In Brazil, a company’s by-laws (estatuto social) is the principal governing document of a corporation (sociedade por ações).

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

At May 31, 2011, we had outstanding share capital of R$8,043,222,080.50, equal to 801,665,617 total shares consisting of 451,669,063 common shares, 349,402,736 class A preferred shares and 593,818 class B preferred shares, including 1,542,258 class A preferred shares and 411 common shares held in treasury. All of our share capital is fully paid. All of our shares are without par value. Under the Brazilian Corporation Law, the aggregate number of our non-voting and limited voting class A and class B preferred shares may not exceed two-thirds of our total outstanding share capital.

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

Our class A preferred shares and class B preferred shares are non-voting, except in limited circumstances, and have priority over our common shares in the case of our liquidation. See “—Voting Rights” for information regarding the voting rights of our preferred shares, “—Liquidation” for information regarding the liquidation preferences of our preferred shares, and “Item 8. Financial Information—Dividends and Dividend Policy—Calculation of Adjusted Net Profits” and “Item 8. Financial Information—Dividends and Dividend Policy—Dividend Preference of Preferred Shares” for information regarding the distribution preferences of our preferred shares.

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

Brazilian Tax Considerations

The following discussion summarizes the material Brazilian tax consequences of the acquisition, ownership and disposition of class A preferred shares or ADSs by an individual, entity, trust or organization that is not domiciled or resident in Brazil for purposes of Brazilian taxation and, in the case of a holder of class A preferred shares, which has registered its investment with the Central Bank, or a non-resident holder. The following discussion is based upon the tax laws of Brazil as in effect on the date of this annual report, which are subject to change, with possible retroactive effect, and to differing interpretation. Furthermore, the following discussion does not specifically address all of the Brazilian tax considerations applicable to any particular non-resident holder, and each non- resident holder should consult his or her own tax advisor concerning the Brazilian tax consequences of an investment in any of such securities.

Acquisition of ADSs or Class A Preferred Shares

The acquisition of ADSs or class A preferred shares by non- resident holders is not a taxable event in Brazil. See “—Taxation of Gains Outside Brazil” for further information on the tax implications arising from the exchange of existing class A preferred shares for ADSs, as well as those arising from the exchange of ADSs for class A preferred shares.

Taxation of Dividends

Dividends paid by a Brazilian corporation with respect to profits generated as of January 1, 1996, including dividends paid in kind to the depositary in respect of our class A preferred shares underlying the ADSs or to a non- resident holder in respect of class A preferred shares, are not subject to withholding income tax in Brazil.

Dividends paid from profits generated before January 1, 1996 may be subject to Brazilian withholding income tax at variable rates, according to the tax legislation applicable to each corresponding year.

Interest on Shareholders’ Equity

Distributions of interest on our shareholders’ equity in respect of our class A preferred shares or the ADSs are subject to Brazilian withholding tax at the rate of 15% or 25% in the case of a non-resident holder domiciled in a country or location or other jurisdiction (1) that does not impose income tax, (2) where the maximum income tax rate is lower than 20%, or (3) the laws of which do not allow access to information related to the composition of shareholders, ownership of investments or identification of beneficial owners of earnings attributed to non-residents, or a tax favorable jurisdiction.

Since 1997 and in accordance with Laws Nos. 9,249/95 and 9,430/96, we have been permitted to deduct these distributions for purposes of calculating the CSLL and the corporate income taxes that we owe, provided that each such distribution is approved by our shareholders in a general meeting and complies with the limits established by Brazilian tax legislation.

Payments of interest on shareholders’ equity may be included, at their net value, as part of any mandatory dividend.  To the extent payment of interest on shareholders’ equity is so included, the corporation is required to distribute to shareholders an additional amount to ensure that the net amount received by them, after payment of the applicable withholding income tax plus the amount of declared dividends, is at least equal to the mandatory dividend.

Taxation of Gains Outside Brazil

According to Brazilian Law No. 10,833/03, gains realized on the disposition or sale of assets located in Brazil are subject to income tax in Brazil, regardless of whether the sale or the disposition is made by the non-resident holder to a Brazilian resident or to another non-resident of Brazil, as follows:  “the acquiror, individual or legal entity resident or domiciled in Brazil, or the acquiror’s attorney-in-fact, when such acquiror is resident or domiciled abroad, shall be responsible for the retention and payment of the income tax applicable to capital gains under Article 18 of Law 9,249 of December 26, 1995 earned by the individual or legal entity resident or domiciled abroad who disposes of property located in Brazil.”

Holders of the ADSs outside of Brazil may have grounds to assert that Brazilian Law No. 10,833/03 does not apply to sales or other dispositions of ADSs as ADSs are not assets located in Brazil. However, the sale or other disposition of class A preferred shares abroad may be subject to the provisions of Brazilian Law No. 10,833/03. Any capital gains arising from sales or other dispositions outside Brazil would be subject to Brazilian income tax at the rate of 15% or 25% if the investor is located in a Tax Favorable Jurisdiction. Brazilian Law No. 10,833/03 requires the purchaser of our class A preferred shares outside Brazil or its attorney-in-fact in Brazil to withhold the income tax. A disposition of class A preferred shares can only occur abroad if any investor decides to cancel its investment in ADSs and register the underlying class A preferred shares as a direct foreign investment under Law No. 4,131/62.

Taxation of Gains in Brazil

The exchange of ADSs for class A preferred shares is not subject to Brazilian tax. Upon receipt of the underlying class A preferred shares in exchange of ADSs, a non-resident investor will be entitled to register with the Central Bank the U.S. dollar value of such shares as a foreign portfolio investment under Resolution No. 2,689/00. See “—Exchange Controls” and “—Tax on Foreign Exchange and on Bonds and Securities Transactions—Registered Capital.” The sale or disposition of class A preferred shares on a Brazilian stock exchange is exempt from capital gains tax, provided that such shares are held by a non-resident holder that (1) has registered its investment in Brazil with the Central Bank under the rules of under Resolution No. 2,689/00, or a 2,689 Holder, and (2) is not resident or domiciled in a tax favorable jurisdiction. Upon receipt of the underlying class A preferred shares, a non-resident holder is also entitled to register with the Central Bank the U.S. dollar value of such shares as a foreign direct investment under Law 4,131/62. See “—Exchange Controls” and “—Tax on Foreign Exchange and on Bonds and Securities Transactions—Registered Capital.” A 15% capital gains tax is applicable to the sale or other disposition of preferred class A shares in Brazil where such shares are held by a non-resident holder as a foreign direct investment and the transaction is executed outside a Brazilian stock exchange. If the non-resident holder is domiciled in a tax favorable jurisdiction and the disposition of the preferred class A shares is executed outside a Brazilian stock exchange, the income tax rate will be 25%.

If the sale or other disposition of such shares is carried out on a Brazilian stock exchange, the capital gains on the sale or disposition will be taxed at a rate of 15%. This 15% rate applies to all transactions carried out on a Brazilian stock exchange by non-resident holders regardless of whether or not they are domiciled in tax favorable jurisdiction (except to gains realized by a 2,689 Holder that is not resident or domiciled in a tax favorable jurisdiction as described above). In these transactions, the gain realized is calculated based on the amount registered with the Central Bank. As of January 1, 2005, a withholding tax of 0.005% will also be assessed on the sales price or other disposition value of shares sold or disposed of in transactions carried out on a Brazilian stock exchange. The withholding tax, to be offset against tax due on eventual capital gain, must be withheld by one of the following entities: (1) the agent receiving the sale or disposition order from the client; (2) the stock exchange responsible for registering the transactions; or (3) the entity responsible for the settlement and payment of the transactions.  Such withholding does not apply to a 2,689 Holder that is not a resident of or domiciled in a favorable tax jurisdiction.

The deposit of class A preferred shares in exchange for ADSs is not subject to Brazilian tax, provided that these shares are held by the non-resident holder as a foreign portfolio investment under Resolution No. 2,689/00. In the event our class A preferred shares are held by the non-resident holder as a foreign direct investment under Law No. 4,131/62, the deposit of these shares in exchange for ADSs is subject to payment of Brazilian capital gains tax at the rate of 15% (25% in the case of a non-resident holder located in a tax favorable jurisdiction).

The current preferential treatment for non-resident holders of ADSs and non-resident holders of class A preferred shares under Resolution No. 2,689/00 may not continue in the future.

Any exercise of preemptive rights relating to our class A preferred shares will not be subject to Brazilian taxation. Gains on the sale or assignment of preemptive rights relating to our class A preferred shares by the depositary may be subject to Brazilian taxation. Tax authorities may attempt to tax such gains even when the sale or assignment of such rights takes place outside Brazil, based on the provisions of Law No. 10,833/03. These authorities may allege that the preemptive rights relate to assets located in Brazil (the class A preferred shares) and require payment of capital gains tax at the rate of 15% (or 25% if the beneficiary of the payments is resident of a tax favorable jurisdiction). If the preemptive rights are assigned or sold in Brazil, capital gains tax will apply at a rate of 15% (or 25% in the case of a non-resident holder located in a tax favorable jurisdiction). Sales or assignments of preemptive rights effected on Brazilian stock exchanges are exempt from income tax, provided that such preemptive rights relate to shares registered as a foreign portfolio investment under Resolution No. 2,689/00 and the 2,689 Holder is not a resident of or domiciled in a tax favorable jurisdiction.

Other Brazilian Taxes

There are no Brazilian inheritance, gift or succession taxes applicable to the ownership, transfer or disposition of class A preferred shares or ADSs by a non-resident holder except for gift and inheritance imposed by some states of Brazil on gifts made or inheritances bestowed by individuals or entities not resident or domiciled in Brazil or domiciled within the state to individuals or entities resident or domiciled within such state in Brazil. There are no Brazilian stamp, issue, registration or similar taxes or duties payable by holders of class A preferred shares or ADSs.

Tax on Foreign Exchange and on Bonds and Securities Transactions

Foreign Exchange Transactions

Pursuant to Decree 6,306 of December 14, 2007, as amended, or Decree 6,306/07, the conversion of Brazilian currency into foreign currency (e.g., for purposes of paying dividends and interest) and on the conversion of foreign currency into Brazilian currency may be subject to the IOF/Exchange Tax. Currently, for most exchange transactions, the rate of IOF/Exchange is 0.38%.

However, in December 2010, the Brazilian government increased the IOF/Exchange Tax to a rate of 6.0% on capital inflows from non-residents who invest in the Brazilian stock exchange, futures and commodities exchanges, including inflows that serve as margin guarantees in these transactions. However, the 6.0% rate does not apply to the following capital inflows from non-residents, which are subject to a 2.0% rate: (i) investments in securities bearing a variable rate of return that are purchased on the Brazilian stock exchange, futures and commodities exchanges; (ii) acquisition of stocks issued by publicly held companies in public offerings on the Brazilian stock exchange or subscription of capital increase; (iii) investments in Brazilian stocks using funds derived from the cancelation of “depositary receipts”; and (iv) certain other investments, such as investments in quotas issued by private equity investment funds, as set forth by Decree 6,306/07.

Additionally, the transfers of shares traded on the stock exchange with the purpose of enabling the issuance of ADSs are subject to the IOF/Bonds Tax at a rate of 1.5%, which is aimed at correcting an asymmetry created by the IOF/Exchange Tax.

The Brazilian government may increase the rate of the IOF/Exchange Tax to a maximum of 25% of the amount of the foreign exchange transaction at any time, but such an increase would only apply to future foreign exchange transactions. The imposition of these taxes may discourage foreign investment in shares of Brazilian companies, including our company, due to higher transaction costs, and may negatively impact the price and volatility of our ADSs and preferred shares on the NYSE and the BM&FBOVESPA.

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

Taxation of Dividends

Subject to the discussion under “—Passive Foreign Investment Company Rules,” in general, the gross amount of a distribution made with respect to a class A preferred share or ADS (which for this purpose shall include distributions of interest attributable to shareholders’ equity before any reduction for any Brazilian taxes withheld therefrom) will, to the extent made from the current or accumulated earnings and profits of our company, as determined under U.S. federal income tax principles, constitute a dividend to a U.S. holder for U.S. federal income tax purposes. For taxable years beginning on or before December 31, 2012, non-corporate U.S. holders may be taxed on dividends from a qualified foreign corporation at the lower rates applicable to long-term capital gains (i.e., gains with respect to capital assets held for more than one year). A foreign corporation is treated as a qualified foreign corporation with respect to dividends received from that corporation on shares or ADSs that are readily tradable on an “established securities market” in the United States. U.S. Treasury Department guidance indicates that the ADSs (which are listed on the NYSE), but not our class A preferred shares, are readily tradable on an established securities market in the United States. Thus, subject to the discussion below under “—Passive Foreign Investment Company Rules,” dividends that we pay on the ADSs, but not on our class A preferred shares, currently meet the conditions required for these reduced tax rates. There, however, can be no assurance that the ADSs will be considered readily tradable on an established securities market in later years. Furthermore, a U.S. holder’s eligibility for such preferential rate is subject to certain holding period requirements and the non-existence of certain risk reduction transactions with respect to the ADSs. Such dividends will not be eligible for the dividends received deduction generally allowed to corporate U.S. holders. Subject to the discussion below under “—Passive Foreign Investment Company Rules,” if a distribution exceeds the amount of our company’s current and accumulated earnings and profits, it will be treated as a non-taxable return of capital to the extent of the U.S. holder’s tax basis in our class A preferred share or ADS on which it is paid and thereafter as capital gain. Our company does not maintain calculations of our earnings and profits under U.S. federal income tax principles. Therefore, U.S. holders should expect that distributions by our Company generally will be treated as dividends for U.S. federal income tax purposes.

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

Sale, Exchange or Other Disposition of Class A Preferred Shares or ADSs

A deposit or withdrawal of class A preferred shares by a holder in exchange for an ADS that represents such shares will not result in the realization of gain or loss for U.S. federal income tax purposes. A U.S. holder generally will recognize capital gain or loss upon a sale, exchange or other disposition of a class A preferred share or ADS held by the U.S. holder or the depositary, as the case may be, in an amount equal to the difference between the U.S. holder’s adjusted basis in our class A preferred share or ADS (determined in U.S. dollars) and the U.S. dollar amount realized on the sale, exchange or other disposition. If a Brazilian tax is withheld on the sale, exchange or other disposition of a share, the amount realized by a U.S. holder will include the gross amount of the proceeds of that sale, exchange or other disposition before deduction of the Brazilian tax. In the case of a non-corporate U.S. holder, the maximum marginal U.S. federal income tax rate applicable to capital gain will generally be lower than the maximum marginal U.S. federal income tax rate applicable to ordinary income (other than, as discussed above, certain dividends) if such holder’s holding period for such class A preferred share or ADS exceeds one year (i.e., such gain is a long-term capital gain). Capital gain, if any, realized by a U.S. holder on the sale or exchange of a class A preferred share or ADS generally will be treated as U.S. source income for U.S. foreign tax credit purposes. Consequently, in the case of a disposition or deposit of a class A preferred share or ADS that is subject to Brazilian tax, the U.S. holder may not be able to use the foreign tax credit for that Brazilian tax unless it can apply the credit against U.S. tax payable on other income from foreign sources in the appropriate income category, or, alternatively, it may take a deduction for the Brazilian tax if it elects to deduct all of its foreign income taxes. The deductibility of capital losses is subject to limitations under the Code.

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

Based on certain estimates of its gross income and gross assets and the nature of its business, our company believes that it will not be classified as a PFIC for its taxable year ended December 31, 2010. The company's status in future years will depend on its assets and activities in those years. The company has no reason to believe that its assets or activities will change in a manner that would cause it to be classified as a PFIC for the taxable year ended December 31, 2011 or any future year, but there can be no assurance that the company will not be considered a PFIC for any taxable year. If we were a PFIC, a U.S. holder of class A preferred shares or ADSs generally would be subject to imputed interest charges and other disadvantageous tax treatment with respect to any gain from the sale or exchange of, and certain distributions with respect to, the shares or ADSs (including the loss of the potential reduced tax rate on certain dividends described above).

If we were a PFIC, a U.S. holder of class A preferred shares or ADSs could make a variety of elections that may alleviate certain of the tax consequences referred to above, and one of these elections may be made retroactively. However, it is expected that the conditions necessary for making certain of such elections will not apply in the case of the class A preferred shares or ADSs. U.S. holders should consult their own tax advisors regarding the tax consequences that would arise if the company were treated as a PFIC.

Legislation enacted in 2010 creates an additional annual filing requirement (the “Reporting Legislation”) for U.S. persons who are shareholders of a PFIC. The Reporting Legislation does not describe what information will be required to be included in the additional annual filing, but rather grants the Secretary of the U.S. Treasury authority to decide what information must be included in such annual filing. The Internal Revenue Service, or the IRS, has recently issued guidance providing that as it develops further guidance regarding the Reporting Legislation, (1) persons that were required to file Form 8621 prior to the enactment of the Reporting Legislation must continue to file Form 8621 as appropriate, and (2) shareholders of a PFIC that were not otherwise required to file Form 8621 annually prior to March 18, 2010, will not be required to file an annual report as a result of the Reporting Legislation for taxable years beginning before March 18, 2010. The IRS has not yet issued further guidance regarding the Reporting Legislation.  If our company was a PFIC for a given taxable year, then U.S. holders of class A preferred shares or ADSs should consult their tax advisor concerning their annual filing requirements.

Foreign Asset Reporting

Certain U.S. holders who are individuals are required to report information relating to an interest in our class A preferred shares or ADSs, subject to certain exceptions (including an exception for shares or ADSs held in custodial accounts maintained with a U.S. financial institution). U.S. holders of the class A preferred shares or ADSs are urged to consult their tax advisors regarding their information reporting obligations, if any, with respect to their ownership and disposition of our class A preferred shares or ADSs.

Information Reporting and Backup Withholding

U.S. backup withholding tax and information reporting requirements generally apply to certain payments to certain non-corporate holders of shares. Information reporting generally will apply to payments of dividends on, and to proceeds from the sale or redemption of, our class A preferred shares or the ADSs made within the United States or by a U.S. payor or U.S. middleman to a holder of our class A preferred shares or the ADSs, other than an exempt recipient, including a corporation, a payee that is not a U.S. person that provides an appropriate certification and certain other persons. Backup withholding tax will apply to any payments of dividends on, or the proceeds from the sale or redemption of, class A preferred shares or the ADSs within the United States or by a U.S. payor or U.S. middleman to a holder, other than an exempt recipient, if such holder fails to furnish its correct taxpayer identification number or otherwise fails to comply with, or establish an exemption from, such backup withholding tax requirements. The backup withholding tax rate is 28% for taxable years through 2012.

Backup withholding is not an additional tax. You generally will be entitled to credit any amounts withheld under the backup withholding rules against your U.S. federal income tax liability or a refund of the amounts withheld provided the required information is furnished to the IRS in a timely manner.

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

We are subject to the periodic reporting and other informational requirements of the Exchange Act applicable to a foreign private issuer. Accordingly, we are required to file with or furnish to the SEC, reports and other information, including annual reports on Form 20-F and reports on Form 6-K.

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

In order to mitigate the market risks to which we are exposed, we have used, and we may use, foreign currency, interest rate, commodity derivative instruments, cash and receivables. At December 31, 2010, we had cross-currency and interest rate swaps with an aggregate notional amount of R$2,257.8 million maturing between September 2011 and April 2015. These cross-currency and interest rate swaps match certain of our foreign currency-denominated debt obligations.

It is our policy to assess the potential and consolidated impact of market risks and to mitigate assessed risks in accordance with our risk management policy.

On August 9, 2010, our board of directors adopted a new risk management policy covering our cash flow management and liquidity, investment of cash and cash equivalents, funding activities and guarantees, and management of foreign exchange and commodity risks. This policy reflects our conservative financial practices and risk management procedures. Its objective is to manage and anticipate risks by continuously evaluating several key factors, including the risk-adjusted return of our business strategies, the overall financial health of the company, any financial operations we have with related parties, our ratings, counterparty risk and hedging strategy. Additionally, the policy aims to ensure the alignment of the objectives of the teams involved in risk management with the overall objectives of Braskem.

We do not enter into derivative transactions for speculative purposes and do not have any target forward operations or operations involving other similar derivatives.

At December 31, 2010, we had US$202.9 million in U.S. dollar-denominated cash and cash equivalents, which may partially offset the effects of any depreciation of the real  against the U.S. dollar on our ability to service our U.S. dollar-denominated debt to the extent of these U.S. dollar-denominated cash equivalents and other investments.

Interest Rate Risk

Our variable interest rate exposure is primarily subject to the variations of the TJLP rate and the CDI rate for real-denominated borrowings and short-term cash investments.

With respect to Brazilian interest rates:

•      the short-term domestic CDI rate increased to 11.75% per annum at December 31, 2010 from 8.55% per annum at December 31, 2009, following a decline from 13.64% per annum at December 31, 2008; and

•      the TJLP remained constant at 6.00% between December 31, 2009 and December 31, 2010, following a decline from 6.25% at December 31, 2008.

Our variable interest rate exposure is primarily subject to the variations of the TJLP rate and the CDI rate for real-denominated borrowings and short-term cash investments.

The table below provides information about our significant interest-rate sensitive instruments:

	Payment Schedule—Breakdown by Type of Interest Rate
	At December 31, 2010 Expected Maturity Date
	2011	2012	2013	2014	2015	Thereafter	Total	Fair Value(1)
	(in millions of reais, unless otherwise indicated)
Liabilities:
Loans and financings (excluding debentures):
Fixed rate, denominated in U.S. dollars	R$193.8	R$392.6	R$1,024.2	R$729.4	R$603.2	R$4,253.8	R$7,197.0	R$4,000.8
Average interest rate	4.74%	6.25%	6.02%	8.25%	6.47%	7.66%
Variable rate, denominated in U.S. dollars	111.3	69.9	65.7	59.8	66.2	417.8	790.7	746.4
Average interest rate (over LIBOR)	6.94%	6.50%	6.68%	6.67%	6.77%
Fixed rate, denominated in Japanese yen	44.5	22.1	—	—	—	—	66.6	66.4
Average interest rate	1.69%	1.69%
Fixed rate, denominated in reais	218.6	31.8	52.8	327.5	61.2	136.7	828.6	571.6
Average interest rate	7.24%	8.38%	7.92%	11.48%	7.76%	7.12%
Variable rate, denominated in reais (excluding debentures)	499.8	549.3	515.5	447.2	252.6	227.2	2,491.6	1,874.7
Average interest rate (over TJLP)	8.97%	9.01%	9.06%	9.01%	9.18%	9.34%
Variable rate, denominated in reais (excluding debentures)	133.4	168.4	161.3	129.2	89.3	161.9	843.5	671.4
Average interest rate (% of CDI)	109.0%	105.0%	105.0%	102.0%	109.0%	109.0%
Loans and financings (excluding debentures) before proportional consolidation	1,201.4	1,234.2	1,819.5	1,693.0	1,072.5	5,197.4	12,218.0	7,931.3
Loans and financings, of proportionally consolidated companies	13.4	8.5	2.6	0.8	0.0	0.2	25.5	20.2
Total loans and financings (excluding debentures)	1,214.8	1,242.7	1,822.1	1,693.8	1,072.5	5,197.6	12,243.5	7,951.5
Debentures:	517.7	—	—	—	—	—	517.7	517.7
Variable rate, denominated in reais	12.34%
Average interest rate (% of CDI)	103.5%
Debentures before proportional consolidation	517.7	—	—	—	—	—	517.7	517.7
Debentures of proportionally consolidated companies	—	—	—	—	—	—	—	—
Total debentures	517.7	—	—	—	—	—	517.7	517.7
Assets:
Cash and cash equivalents and other instruments:
Variable rate, denominated in U.S. dollars	338.1	—	—	—	—	—	338.1	338.1
Variable rate, denominated in reais	2,520.6	—	—	—	—	—	2,520.6	2,520.6
Cash and cash equivalents and other investments, before proportional consolidation	2,858.7	—	—	—	—	—	2,858.7	2,858.7
Cash and cash equivalents and other investments of proportionally consolidated companies	1.9	—	—	—	—	—	1.9	1.9
Total cash and cash equivalents and other investments	R$2,860.6	—	—	—	—	—	R$2,860.6	R$2,860.6

_________________________________

 (1)  Represents the net present value of the future cash flows from the obligations converted into reais  at fair market value at December 31, 2010.

In the event that the average interest rate applicable to our financial assets and debt in 2011 were 1% higher than the average interest rate in 2010, our financial income would increase by approximately R$30.9 million and our financial expenses would increase by approximately R$128.9 million.

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

The table below provides information about our significant foreign currency exposures:

	Payment Schedule—Breakdown by Currency
	At December 31, 2010 Expected Maturity Date
	2011	2012	2013	2014	2015	Thereafter	Total	Fair Value(1)
	(in millions of reais)
Liabilities:
Loans and financings:
Loans and financings (excluding debentures):
Denominated in U.S. dollars	R$305.1	R$462.5	R$1,089.9	R$789.2	R$669.4	R$4,671.6	R$7,987.7	R$4,747.2
Denominated in Japanese yen	44.5	22.1	—	—	—	—	66.6	66.4
Denominated in reais	851.8	749.5	729.6	903.9	403.1	525.8	4,163.7	3,117.7
Loans and financings (excluding debentures) before proportional consolidation	1,201.4	1,234.2	1,819.5	1,693.0	1,072.5	5,197.4	12,218.0	7,931.3
Loans and financings, of proportionally consolidated companies	13.4	8.5	2.6	0.8	0.0	0.2	25.5	20.2
Total loans and financings (excluding debentures)	1,214.8	1,242.7	1,822.1	1,693.8	1,072.5	5,197.6	12,243.5	7,951.5
Debentures:
Denominated in reais	517.7	—	—	—	—	—	517.7	517.7
Total debentures, including current portion	517.7	—	—	—	—	—	517.7	517.7
Assets:
Cash and cash equivalents and other investments:
Denominated in U.S. dollars	338.1	—	—	—	—	—	338.1	338.1
Denominated in reais	2,520.6	—	—	—	—	—	2,520.6	2,520.6
Cash and cash equivalents and other investments, before proportional consolidation	2,858.7	—	—	—	—	—	2858.7	2,858.7
Cash and cash equivalents and other investments of proportionally consolidated companies	1.9	—	—	—	—	—	1.9	1.9
Total cash and cash equivalents and other investments	2,860.6	—	—	—	—	—	2,860.6	2,860.6

_________________________________

 (1)  Represents the net present value of the future cash flows from the obligations converted into reais  at fair market value at December 31, 2010.

Our foreign currency exposures give rise to market risks associated with exchange rate movements of the real against the U.S. dollar. Foreign currency-denominated liabilities at December 31, 2010 consisted primarily of U.S. dollar-denominated debt. Our U.S. dollar-denominated debt, including short-term debt and current portion of long-term debt, was R$7,989.0 million (US$4,794.7 million) at December 31, 2010 and R$6,643.3 million (US$3,987.1 million) at December 31, 2009. This foreign currency exposure is represented by debt in the form of notes, bonds, pre-export finance facilities and working capital loans. Our cash and funds available in U.S. dollars partially protect us against exposure arising from the U.S. dollar-denominated debt.

In the event that the real  were to devalue by 10% against the U.S. dollar during 2011 as compared to the real/U.S. dollar exchange rate at December 31, 2010, our financial expenses indexed to the dollar in 2011 would increase by approximately R$693.0 million, and our financial income would increase by approximately R$130.3 million.

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

During the year ended December 31, 2010, we received from the depositary of our ADSs approximately US$393,000 which was used for general corporate purposes such as the payment of costs and expenses associated with (1) the preparation and distribution of proxy materials, (2) the preparation and distribution of marketing materials and (3) consulting and other services related to investor relations.

PART II

ITEM 13. DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

Not applicable.

ITEM 14. MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

Not applicable.

ITEM 15. CONTROLS AND PROCEDURES

Disclosure Controls and Procedures

Our chief executive officer and our chief financial officer are responsible for establishing and maintaining our disclosure controls and procedures. These controls and procedures were designed to ensure that information that we are required to disclose in the reports that we file under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the applicable rules and forms of the SEC, and that it is accumulated and communicated to our management, including our chief executive officer and our chief financial officer , as appropriate to allow timely decisions regarding required disclosure. We performed an evaluation of the effectiveness of the design and operation of our disclosure controls and procedures as of December 31, 2010 under the supervision of our chief executive officer and our chief financial officer. Based on our evaluation, our chief executive officer and our chief financial officer concluded that our disclosure controls and procedures were effective as of December 31, 2010.

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

Changes in Internal Control over Financial Reporting

There have been no changes in our internal control over financial reporting that occurred during the year ended December 31, 2010 that have materially affected or are reasonably likely to materially affect our internal control over financial reporting.

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

ITEM 16C. PRINCIPAL ACCOUNTANT FEES AND SERVICES

Audit and Non-Audit Fees

The following table sets forth the fees billed to us by our independent registered public accounting firm, PricewaterhouseCoopers Auditores Independentes, during the fiscal years ended December 31, 2010 and 2009.

	Year ended December 31,
	2010	2009
	(in millions of reais)

Audit fees(1)	R$8.0	R$6.7
Audit-related fees(2)	0.6	0.1
Tax fees(3)	0.9	0.1
All other fees	—	—
Total fees	R$9.5	R$6.9

_________________________________

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

Braskem has adopted the BM&FBOVESPA’s corporate governance rules for Level 1 companies and must also comply with certain corporate governance standards set forth under Brazilian Corporation Law.  See “Item 9. The Offer and Listing—Trading on the BM&FBOVESPA—Overview of the BM&FBOVESPA—BM&FBOVESPA Corporate Governance Standards.” The Level 1 rules do not require Braskem to adopt and disclose corporate governance guidelines covering the matters set forth in the NYSE’s corporate governance standards.  However, certain provisions of Brazilian Corporation Law that are applicable to Braskem address certain aspects of director qualifications standards and director responsibilities.

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

3.01

Shareholders’ Agreement of BRK Investimentos Petroquímicos S.A. and Braskem S.A., dated as of February 8, 2010, among Odebrecht S.A., Odebrecht Serviços e Participações S.A., Petróleo Brasileiro S.A. – Petrobras, and Petrobras Química S.A. – Petroquisa, and BRK Investimentos Petroquímicos S.A. and Braskem S.A., as intervening parties (English translation) (incorporated by reference to Exhibit 3.01 to Form 20-F of Braskem S.A. filed on June 1, 2010).

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

4.02

Investment Agreement, dated as of January 22, 2010, among Odebrecht S.A., Odebrecht Serviços e Participações S.A., Petróleo Brasileiro S.A. – Petrobras, Petrobras Química S.A. – Petroquisa, Braskem S.A. and UNIPAR – União de Indústrias Petroquímicas S.A. (English translation) (incorporated by reference to Exhibit 4.02 to Form 20-F of Braskem S.A. filed on June 1, 2010).

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

8.01	List of subsidiaries (incorporated by reference to note 2.2(c) to our audited consolidated financial statements included elsewhere in this annual report).
12.01	Certification of Principal Executive Officer dated June 7, 2011 pursuant to Exchange Act Rules 13a-15(e) and 15d-15(e).
12.02	Certification of Principal Financial Officer dated June 7, 2011 pursuant to Rules 13a-15(e) and 15d-15(e).
13.01

Certifications of Principal Executive Officer and Principal Financial Officer dated June 7, 2011 pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

June 10, 2011

BRASKEM S.A.

By  /s/ Carlos José Fadigas de Souza Filho

Name: Carlos José Fadigas de Souza Filho

Title:   Chief Executive Officer

188

189

INDEX TO EXHIBITS

Exhibit Number	Exhibit

1.01	By-laws, as amended (English translation).
12.01	Certification of Principal Executive Officer dated June 7, 2011 pursuant to Exchange Act Rules 13a-15(e) and 15d-15(e).
12.02	Certification of Principal Financial Officer dated June 7, 2011 pursuant to Rules 13a-15(e) and 15d-15(e).
13.01

Certifications of Principal Executive Officer and Principal Financial Officer dated June 7, 2011 pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

190

Braskem S.A. and Its Subsidiaries

Management’s Report on Internal Controls Over Financial Reporting

MANAGEMENT’S REPORT ON INTERNAL CONTROLS OVER FINANCIAL REPORTING

(a) Management´s report on internal controls over financial reporting

The management of Braskem S.A.("Braskem" or the "Company"), including the CEO and CFO, is responsible for establishing and maintaining adequate internal controls over financial reporting, as defined on article 13a-15 (f) according “Exchange Act” of United States of America.

The Company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with International Rules of Financial Reporting - “IFRS” issued by International Accounting Standards Board - “IASB”. The Company´s internal control over financial reporting includes those policies and procedures that (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the Company; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with IFRS, and that receipts and expenditures of the Company are being made only in accordance with authorizations of management and directors of the Company; and (iii) provide reasonable assurance regarding  prevention or timely detection of unauthorized acquisition, use or disposition of the Company´s assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of the effectiveness of internal control to future periods are subject to the risk that controls may become inadequate because of changes in conditions, and that the degree of compliance with the policies or procedures may deteriorate.

As disclosed in the Note 1.f.2 and Note 1.f.3 of its consolidated financial statements, during 2010, Braskem acquired control of Quattor Participações S.A. and its subsidiaries, Unipar Comercial e Distribuidora S.A. Polibutenos S.A. Indústrias Químicas and  Sunoco Chemicals Inc. As provided under the Sarbanes –Oxley Act of 2002 and the applicable rules and regulations of the Securities and Exchange Commission, management has elected to exclude Quattor Participações S.A. and its subsidiaries, Unipar Comercial e Distribuidora S.A. Polibutenos S.A. Indústrias Químicas and  Sunoco Chemicals Inc. from this evaluation. Quattor Participações S.A. and its subsidiaries, Unipar Comercial e Distribuidora S.A, Polibutenos S.A. Indústrias Químicas and  Sunoco Chemicals Inc. are subsidiaries whose total assets and net sales represent 31% and 22%, respectively, of the related consolidated financial statement amounts as of and for the year ended December 31, 2010.

Braskem’s management has assessed the effectiveness of the Company’s internal controls over financial reporting as of December 31, 2010 based on the criteria established in Internal Control – “Integrated Framework” issued by the Committee of Sponsoring Organizations of the Treadway Commission (“COSO”) and, based on such criteria, Braskem´s management has concluded that, as of December 31, 2010, the Company´s internal control over financial reporting is effective.

(b) Management´s report under deficiencies and recommendations on internal controls over audit report

The effectiveness of the Company’s internal control over financial reporting as of December 31, 2010 has been audited by PricewaterhouseCoopers Auditores Independentes, an independent registered public accounting firm, as stated in their report which appears herein on the 20-F Form, page F-2.

June 7, 2011

By: /s/ Carlos Jose Fadigas de Souza Filho	/s/ Marcela Aparecida Drehmer Andrade
Name: Carlos José Fadigas de Souza Filho	Name:	Marcela Aparecida Drehmer Andrade
Title: Chief Executive Officer	Title:	Chief Financial Officer

Braskem S.A. and Its Subsidiaries

Independent Auditor’s Report as of December 31, 2010

Report of Independent Registered

Public Accounting Firm

To the Board of Directors and Shareholders of

Braskem  S.A.

In our opinion, the accompanying consolidated balance sheets and the related consolidated statements of income and comprehensive income, of shareholders’ equity and of cash flows present fairly, in all material respects, the financial position of Braskem S.A. and its subsidiaries at December 31, 2010 and 2009 and January 1, 2009, and the results of their operations and their cash flows for each of the two years in the period ended December 31, 2010  and 2009 in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board.  Also in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2010, based on criteria established in Internal Control - Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).  The Company's management is responsible for these financial statements, for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying “Management’s Report on Internal Control over Financial Reporting”.  Our responsibility is to express opinions on these financial statements and on the Company's internal control over financial reporting based on our integrated audits.

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

As described in “Management’s Report on Internal Control over Financial Reporting”, management has excluded Quattor Participações S.A. and its subsidiaries, Unipar Comercial e Distribuidora S.A. Polibutenos S.A. Indústrias Químicas and  Sunoco Chemicals Inc. from its assessment of internal control over financial reporting as of December 31, 2010 because they were acquired by the Company in a purchase business combinations during 2010. We have also excluded Quattor Participações S.A. and its subsidiaries, Unipar Comercial e Distribuidora S.A. Polibutenos S.A. Indústrias Químicas and  Sunoco Chemicals Inc. from our audit of internal control over financial reporting. Quattor Participações S.A. and its subsidiaries, Unipar Comercial e Distribuidora S.A. Polibutenos S.A. Indústrias Químicas and  Sunoco Chemicals Inc. are subsidiaries whose total assets and net sales represent 31% and 22%, respectively, of the related consolidated financial statement amounts as of and for the year ended December 31, 2010.

Salvador, June 7, 2011

PricewaterhouseCoopers

Auditores Independentes

CRC 2SP000160/O-5 "F" BA

Felipe Edmond Ayoub

Contador CRC 1SP187402/O-4

Braskem S.A. and Its Subsidiaries

Consolidated Balance Sheet

Amounts in thousands of Brazilian reais

		Consolidated
Assets	Note	2010	2009	1/1/2009

Current assets
Cash and cash equivalents	6	2,624,270	2,683,068	2,413,749
Available for sale	7	-	261,884	331,452
Held to maturity	7	236,319	173,616	187,446
Trade accounts receivable	8	1,894,648	1,666,467	2,126,608
Inventories	9	3,015,657	1,721,755	2,709,206
Taxes recoverable	11	698,879	506,298	612,282
Prepaid expenses		41,620	22,295	65,760
Other accounts receivables		268,905	113,272	123,084

		8,780,298	7,148,655	8,569,587

Non-current assets
Held to maturity	7	28,706	15,811	9,717
Trade accounts receivable	8	62,303	58,783	47,129
Taxes recoverable	11	1,444,401	1,259,801	1,201,816
Deferred income tax and social contribution	21 (b)	1,136,685	1,080,804	1,261,569
Judicial deposits	12	250,195	217,769	167,579
Related parties	10	53,742	100,725	45,953
Other accounts receivable		107,432	78,590	66,356
Investment in associated companies	13	160,790	136,677	127,330
Other investments		7,485	8,605	13,702
Property, plant and equipment	14	19,366,272	10,947,678	11,094,020
Intangible assets	15	3,079,182	2,317,859	2,341,887

		25,697,193	16,223,102	16,377,058

Total assets		34,477,491	23,371,757	24,946,645

Braskem S.A. and Its Subsidiaries

Consolidated Balance Sheet

Amounts in thousands of Brazilian reais (continued)

		Consolidated
Liabilities and Equity	Note	2010	2009	1/1/2009

Current liabilities
Suppliers		5,201,162	3,858,783	4,920,758
Loans and financing	17	1,206,444	1,890,494	3,279,463
Debentures	18	517,741	316,729	26,276
Hedge accounting transactions and other derivatives	19.2	50,124	79,667	31,531
Salaries and social charges		360,368	267,688	215,085
Taxes payable	20	390,062	1,175,672	105,258
Dividends and interest on capital		419,981	2,894	6,708
Advances from customers		50,344	67,388	86,136
Other provisions	22	32,602	30,926	18,869
Other accounts payable	16	233,322	24,835	68,306

		8,462,150	7,715,076	8,758,390

Non-current liabilities
Suppliers		-	23,229	18,675
Loans and financing	17	11,004,301	7,434,939	9,029,941
Debentures	18	-	500,000	800,000
Hedge accounting transactions	19	34,433	31,579	77,913
Taxes payable	20	1,583,569	1,277,148	1,290,043
Related parties	10	31,386	-	-
Long-term incentives	23	14,442	7,709	10,453
Deferred income tax and social contribution	21 (b)	2,200,538	1,098,607	174,942
Private pension plans	24	123,517	109,390	113,774
Other provisions	22	362,265	132,118	126,348
Other payable	16	252,604	63,318	56,738

		15,607,055	10,678,037	11,698,827

Equity
Capital	26	8,043,222	5,473,181	5,375,802
Capital reserves		845,998	416,675	396,064
Revenue reserves		1,338,908	-	-
Other comprehensive income		221,350	314,838	361,821
Treasury stock		(59,271)	(10,376)	-
Accumulated deficit		-	(1,215,674)	(1,644,259)

Total equity attributable to the shareholders of the company		10,390,207	4,978,644	4,489,428

Non-controlling interest		18,079	-	-

		10,408,286	4,978,644	4,489,428

Total liabilities and equity		34,477,491	23,371,757	24,946,645

The accompanying notes are an integral part of these financial statements.

Braskem S.A. and Its Subsidiaries

Consolidated Statement of Income

Years ended December 31

Amounts in thousands of Brazilian reais, except for earnings per share

	Note	2010	2009

Net sales	29	25,494,817	16,136,070
Cost of sales and services rendered		(21,411,775)	(13,529,696)

Gross profit		4,083,042	2,606,374

Income (expenses)
Selling		(383,454)	(298,847)
Distribution		(335,510)	(300,735)
General and administrative		(969,929)	(648,310)
Research and development		(78,778)	(63,119)
Equity in the results of investees	13 (c)	20,302	3,188
Gain from business combinations	5	975,283	102,051
Other operating expenses (income), net	30	(95,995)	3,705

Operating profit before financial incomel result		3,214,961	1,404,307

Financial income (expenses)	31
Financial expenses		(1,696,949)	685,439
Financial income		369,426	(331,330)

		(1,327,523)	354,109

Profit before income and tax
social contribution		1,887,438	1,758,416

Income tax and social contribution - current	21 (a)	(61,536)	(353,551)
Income tax and social contribution - deferred	21 (a)	63,583	(1,006,374)
		2,047	(1,359,925)

Net income for the year		1,889,485	398,491

Attributable to:
Company's shareholders		1,895,309	398,491
Non-controlling interest		(5,824)	-

		1,889,485	398,491

Net income per share at the end of period

Basic earnings per share - common and preferred		2.6497	0.7734
Diluted earnings per share - common and preferred		2.6491	0.7737

The accompanying notes are an integral part of these financial statements.

Braskem S.A. and Its Subsidiaries

Consolidated Statement of Comprehensive Income

Years ended December 31

Amounts in thousands of Brazilian reais

	2010	2009

Net income for the year	1,889,485	398,491

Other comprehensive income:

Available for sale financial assets	58	(10,722)
Cash flow hedge	6,032	42,794
Foreign currency translation adjustment	(79,346)	-
Income tax and social contribution related to comprehensive income	6,793	3,851

Total other comprehensive income	(66,463)	35,923

Total comprehensive income for the year	1,823,022	434,414

Attributable to:
Company's shareholders	1,829,057	434,414
Non-controlling interest	(6,035)	-

	1,823,022	434,414

The accompanying notes are an integral part of these financial statements.

Braskem S.A. and Its Subsidiaries

Consolidated Statement of Changes in Equity

Amounts in thousands of Brazilian reais

		Attributed to shareholders' interest
				Profit reserves						Retained	Total
						Unrealized	Additional	Other		earnings	Braskem		Total
			Capital	Legal	Tax	profit	proposed	comprehensive	Treasury	(accumulated)	shareholders'	Non-controlling	shareholders'
	Note	Capital	reserve	reserve	incentives	reserve	dividend	income	stock	deficit	interest	interest	equity

At December 31, 2008 - previously disclosed		5,375,802	407,964	-	-	-	-	(102,100)	-	(2,001,810)	3,679,856	-	3,679,856
Adjustment upon initial IFRS adoption	4.3.1(c)	-	(11,900)	-	-	-	-	463,921	-	357,551	809,572	-	809,572
Restated balances at January 1, 2009		5,375,802	396,064	-	-	-	-	361,821	-	(1,644,259)	4,489,428	-	4,489,428

Total comprehensive income for the year:
Net income for the year		-	-	-	-	-	-	-	-	398,491	398,491	-	398,491
Deferred social contribution on additional price-level restatement of property, plant and equipment		-	-	-	-	-	-	(55,670)	-	-	(55,670)	-	(55,670)
Realization of additional property, plant and equipment price-level restatement, net of taxes	4.4 (c)	-	-	-	-	-	-	(27,236)	-	27,236	-	-	-
Fair value variation of financial assets		-	-	-	-	-	-	(6,871)	-	-	(6,871)	-	(6,871)
Fair of value of cash flow hedges, net of taxes		-	-	-	-	-	-	42,794	-	-	42,794	-	42,794
		-	-	-	-	-	-	(46,983)	-	425,727	378,744	-	378,744
Total shareholders' contributions :
Capital increase	26 (a)	97,379	20,611	-	-	-	-	-	-	-	117,990	-	117,990
Treasury shares	26 (f)	-	-	-	-	-	-	-	(10,376)	-	(10,376)	-	(10,376)
Prescribed dividends		-	-	-	-	-	-	-	-	2,858	2,858	-	2,858
		97,379	20,611	-	-	-	-	-	(10,376)	2,858	110,472	-	110,472

At December 31, 2009		5,473,181	416,675	-	-	-	-	314,838	(10,376)	(1,215,674)	4,978,644	-	4,978,644

Total comprehensive income for the year:
Net income for the year		-	-	-	-	-	-	-	-	1,895,309	1,895,309	(5,824)	1,889,485
Realization of additional property, plant and equipment price-level restatement, net of taxes	4.4 (c)	-	-	-	-	-	-	(27,236)	-	27,236	-	-	-
Fair value variation of financial assets		-	-	-	-	-	-	38	-	-	38	-	38
Fair value of cash flow hedges, net of taxes		-	-	-	-	-	-	12,845	-	-	12,845	-	12,845
Foreign currency translation adjustment	13( b)	-	-	-	-	-	-	(79,135)	-	-	(79,135)	(211)	(79,346)
		-	-	-	-	-	-	(93,488)	-	1,922,545	1,829,057	(6,035)	1,823,022
Total contributions from and distributions to shareholders:
Capital increase	26 (a)	2,570,041	1,479,294	-	-	-	-	-	-	-	4,049,335	-	4,049,335
Treasury shares	26 (f)	-	-	-	-	-	-	-	(48,892)	-	(48,892)	-	(48,892)
Purchase of treasury shares		-	-	-	-	-	-	-	(3)	-	(3)	-	(3)
Prescribed dividends / others		-	-	-	-	-	-	-	-	(2,650)	(2,650)	-	(2,650)
Offset of losses	26 (h)	-	(1,061,871)	-	-	-	-	-	-	1,061,871	-	-	-
Transfer to tax incentives reserve		-	11,900	-	-	-	-	-	-	(11,900)	-	-	-
Legal reserve	26 (d)	-	-	87,710	-	-	-	-	-	(87,710)	-	-	-
Minimum mandatory dividends	26 (g)	-	-	-	-	-	-	-	-	(415,284)	(415,284)	-	(415,284)
Additional dividends proposed	26 (g)	-	-	-	-	-	250,346	-	-	(250,346)	-	-	-
Unrealized profit reserves	26 (g)	-	-	-	-	995,505	-	-	-	(995,505)	-	-	-
Tax incentives reserve	26 (g)	-	-	-	5,347	-	-	-	-	(5,347)	-	-	-
Acquisition of non-controlling interest		-	-	-	-	-	-	-	-	-	-	24,114	24,114
		2,570,041	429,323	87,710	5,347	995,505	250,346	-	(48,895)	(706,871)	3,582,506	24,114	3,606,620

At December 31, 2010		8,043,222	845,998	87,710	5,347	995,505	250,346	221,350	(59,271)	-	10,390,207	18,079	10,408,286

The accompanying notes are an integral part of these financial statements.

Braskem S.A. and Its Subsidiaries

Consolidated Statement of Cash Flows

Years ended December 31

Amounts in thousands of Brazilian reais

	2010	2009

Profit before income tax and social contribution	1,887,438	1,758,416
Reconciling items:
Depreciation, amortization and depletion	1,606,354	1,038,061
Equity in the results of investees	(20,302)	(3,188)
Losses (gains) on investments and others	(4,133)	(4,223)
Business combination	(975,283)	(102,051)
Provision for losses and write-offs of non-current assets	51,342	76,776
Interest, monetary and exchange variations, net	413,194	(1,108,058)
Other	-	26,894

	2,958,610	1,682,627

Changes in operating working capital
Available for Sale and Held-to-maturity	79,764	8,351
Trade accounts receivable	184,442	(1,044,263)
Inventories	(382,285)	1,035,140
Taxes recoverable	622,167	94,372
Prepaid expenses	(5,062)	44,295
Related parties	-	-
Other accounts receivable	1,730	(41,577)
Suppliers	683,639	(1,073,838)
Taxes payable	(601,878)	501,718
Long-term incentives	6,733	(2,744)
Advances from customers	(38,424)	(19,218)
Other provisions	21,128	(17,669)
Other accounts payable	177,901	50,116

Cash generated from operations	3,708,465	1,217,310

Interest paid	(929,481)	(594,676)
Income tax and social contribution	(58,617)	(23,970)
Net cash provided by operating activities	2,720,367	598,664

Proceeds from the sale of non-current assets	1,781	2,949
Additions to investments jointly-controlled and subsidiaries	(939,427)	1,464
Additions to property, plant and equipment	(1,689,006)	(811,740)
Additions to intangible assets	(17,042)	-
Held-to-maturity and available for sale	256,113	(17,346)

Cash provided by (used in) investing activities	(2,387,581)	(824,673)

Short-term debt
New loans	866,097	2,279,801
Repayment of loans	(10,013,753)	(3,010,705)
Long-term debt	-	-
New loans	4,994,464	1,227,188
Related parties	-	-
New loans	-	-
Repayment of loans	-	-
Dividends paid to shareholders	(107)	(956)
Non-controlling interests	-	-
Repurchase of shares	(3)	-
Increase in capital	3,764,971	-

Cash provided by (used in) financing activities	(388,331)	495,328

Exchange variation on cash of foreign subsidiaries	(3,253)	-

Increase (decrease) in cash and cash equivalents	(58,798)	269,319

Represented by
Cash and cash equivalents at the beginning of the year	2,683,068	2,413,749
Cash and cash equivalents at the end of the year	2,624,270	2,683,068

Increase (decrease) in cash and cash equivalents	(58,798)	269,319

The accompanying notes are an integral part of these financial statements.

Braskem S.A. and Its Subsidiaries

Notes to the Consolidated Financial Statements

at December 31, 2010 and 2009

Amounts in thousands of Brazilian reais, unless otherwise indicated

1     Operating Context

(a)   Braskem S.A. (“Braskem” or “the Company”) is a publicly-traded corporation, with its headquarters in Camaçari – Bahia, which, along with its subsidiaries, operates a total of thirty one industrial units, twenty eight in the Brazilian states of Alagoas, Bahia, Rio de Janeiro, Rio Grande do Sul and São Paulo and three in the United States, in Pennsylvania, Texas and West Virginia. These units produce basic petrochemicals, such as ethylene, propylene and benzene, as well as gasoline and LPG (Liquefied Petroleum Gas, also known as kitchen gas). In the segment of thermoplastic resins, the Company produces polyethylene, polypropylene and polyvinyl chloride (“PVC”). In addition, Braskem’s operations include the import and export of chemical products, petrochemicals, fuels, the production and sale of inputs consumed by companies at the Petrochemical Complexes of Camaçari - Bahia and Triunfo – Rio Grande do Sul, including: steam, water, compressed air, electricity, the provision of several services to those companies as well as investments in others as a partner or shareholder. Braskem is controlled by Odebrecht S.A. (“Odebrecht”) with an indirect holding of 50.1% and 38.1% of voting and total capital, respectively, at December 31, 2010.

(b)   In May 2009, the Company’s management announced the suspension of production of caprolactam and the temporary closure of the industrial plant in Camaçari. This decision was based on an evaluation of the business, taking into account the market difficulties for caprolactam in Brazil experienced in the last few years, as well as the impact of the recent global economic financial crisis. At that time the Company recorded an impairment provision for this plant in the amount of R$ 29,600, representing the total net book value of machinery, equipment and installations for the production of caprolactam, which cannot be used in the event of resumption in production. There were no changes in 2010 related to this matter. Company management is monitoring developments in the market for caprolactam before making any final decision on this matter.

(c)   In January 2010, the Company’s management decided to suspend production at the industrial unit located in São Paulo, which produced specialty PVC resins. This decision was based on the rising logistics costs associated with obtaining the main raw material for the unit, Monovinyl chloride (“MVC”), which was transferred from one of Braskem’s plants in Camaçari. To maintain the sale of these PVC resins, the Company signed a purchase agreement with Mexichem Colombia S.A. The unit in question has warehouses that continue to be used as distribution centers for specialty PVC and other products manufactured by the Company in other states. On December 31, 2009, the net book value of the machinery, equipment and installations of this plant was R$ 25,000 and an allowance for impairment was recorded for the same amount, given that the assets would not result in any cash flow from either sale or possible resumption of production.

(d)   In September 2010, management of subsidiary Braskem PP Americas, Inc.  ("PP Americas") decided to idle a high-impact copolymer production line at the La Porte plant, located in Texas, United States. This decision was based on the line's older technology, high production cost and low production capacity.  PP Americas will keep the production of high-impact copolymer on two other lines at the La Porte plant, without affecting the total production of other resins. As of December 31, 2010, this production line had a fair value of zero.

Braskem S.A. and Its Subsidiaries

Notes to the Consolidated Financial Statements

at December 31, 2010 and 2009

Amounts in thousands of Brazilian reais, unless otherwise indicated

(e)   On September 24, 2010, the Company inaugurated an ethanol-derived ethylene unit at the Triunfo Petrochemical Complex (Rio Grande do Sul), which will produce 200,000 metric tons of green polyethylene per year. With this new unit the Company now offers resin from renewable sources, diversifying its competitive raw material sources. The total investment cost was R$ 482,053.

(f)    Corporate Reorganization

Since its creation on August 16, 2002, Braskem has undergone an extensive corporate restructuring process, which has been disclosed to the market in the form of Relevant Fact notices filed with the Brazilian Securities Commission (“CVM”). The main events in 2009 and 2010 are summarized below:

(f.1) On April 30, and May 5, 2009, the Extraordinary General Shareholders’ Meetings held by Braskem and Petroquímica Triunfo S.A. (“Triunfo”), respectively, approved the merger of Triunfo into the Company. The net assets merged, at book value, totaled R$ 117,990. A total of 13,387,157 preferred shares class “A” were issued by Braskem and delivered to shareholders of Triunfo at an exchange ratio of 0.210428051882238 share of Braskem for each share of Triunfo. (Note 20.a). This acquisition represents a business combination, as per IFRS 3 – Business Combinations and its effects are presented in Note 5.

(f.2) On January 22, 2010, the Company announced the finalization of the negotiations that resulted in the acquisition of Quattor Participações S.A. (“Quattor”) ( Note 1.f2.iv) by the Company, in accordance with an Investment Agreement signed on that date between Odebrecht, Petroleo Brasileiro S.A. – PETROBRAS (“Petrobras”), Braskem and Unipar – União de Indústrias Petroquímicas S.A. (“Unipar”). The agreement will enable Petrobras to consolidate its main petrochemical assets in Braskem, which will remain a private-sector publicly-traded company and improve its ability to compete globally.

In addition, the Investment Agreement gives Braskem first-refusal rights for participating as a partner in projects involving the Rio de Janeiro Petrochemical Complex (COMPERJ) and the Suape Petrochemical Complex in Pernambuco.

The Investment Agreement was sent to the Brazilian antitrust agency – CADE (“CADE”) for review and approval. The Economic Monitoring Office of the Ministry of Finance (SEAE) has recommended that this acquisition be approved without restrictions by CADE. The Economic Law Office of the Ministry of Justice (SDE) has also recommended that the transaction be approved without restrictions. These recommendations were registered by the CADE Attorney’s Office on January 11, 2011 and approved on February 23, 2011 (Note 37).

As of September 30, 2010, the steps already taken in terms of the Investment Agreement include the following:

Braskem S.A. and Its Subsidiaries

Notes to the Consolidated Financial Statements

at December 31, 2010 and 2009

Amounts in thousands of Brazilian reais, unless otherwise indicated

(i)    The creation of a holding company, BRK Investimentos Petroquímicos S.A. (“BRK”), in December 2009, to which Odebrecht and Petrobras later transferred all their common shares in Braskem.

(ii)   In April 2010, Odebrecht and Petrobras finalized a R$ 3,500,000 share capital increase in BRK through the issue of new shares paid up in cash.

(iii)  On April 14, 2010, the Board of Directors of Braskem ratified an increase in the Company’s capital through a private subscription that resulted in the issue of 243,206,530 common shares and 16,697,781 preferred shares class “A” at a unit value of R$ 14.40, for a total of R$ 3,742,622, of which R$ 2,378,742 was recorded in the capital stock account and R$ 1,363,880 was recorded in the capital reserve account (Note 26(a)).

(iv)  On April 27, 2010, the Company disclosed, in a Relevant Fact notice, the acquisition, together with Unipar, of shares representing 60% of the total and voting capital of Quattor, through a cash payment of R$ 659,454. On April 30, 2010, Quattor held the following investments:

Braskem S.A. and Its Subsidiaries

Notes to the Consolidated Financial Statements

at December 31, 2010 and 2009

Amounts in thousands of Brazilian reais, unless otherwise indicated

(v)   On May 10, 2010, the Company announced the acquisition, from Unipar, of all the shares of Unipar Comercial e Distribuidora (“Unipar Comercial”) as well as shares representing 33.33% of the total capital of Polibutenos S.A. Indústrias Químicas (“Polibutenos”) for cash payments of R$ 27,104 and R$ 22,362, respectively.

On May 31, 2010, the Company acquired from Chevron Oronite do Brasil (“Chevron Brasil”), shares representing 33.33% of the total capital of Polibutenos for R$ 22,482. With the acquisitions from Unipar and Chevron Brasil, Braskem now owns, directly and indirectly, 100% of the share capital of Polibutenos.

In accordance with the accounting procedures adopted to prepare these financial statements (see Note 2), the acquisitions of Unipar Comercial and Polibutenos represented business combinations, as per IFRS 3 – Business Combinations, the effects of which are stated in Note 5.

On June 18, 2010, the Extraordinary General Shareholders’ Meeting held by Braskem approved the acquisition of Quattor shares previously owned by Petrobras which represented 40% of the total and voting  shares of the subsidiary. The net asset value acquired, at book value as of March 31, 2010, was R$ 199,356, of which R$ 164,744 was recorded in the capital account and R$ 34,612 was recorded in the capital reserve account. This operation involved the issuance of 18,000,087 common shares at an exchange ratio of 0.18855863182 share of Braskem for each share of Quattor, as established in the economic appraisal reports of the companies prepared by an independent specialist (Note 26(a)). As a result of this acquisition, Braskem now holds 100% of voting and total capital of Quattor. This operation, along with that mentioned in item (iv) above, represent business combinations, (as per IFRS 3 – Business Combinations), the effects of which are stated in Note 5.

(vii) On June 24, 2010, Quattor’s Extraordinary General Shareholders’ Meeting approved an increase in the capital stock of R$ 4,014,128, without the issue of new shares. The capital increase was paid up using advances for future capital increase previously made by Braskem. Additionally, on June 29, 2010, the Extraordinary General Shareholders’ Meeting held by Quattor approved a R$ 2,578,372 reduction in its share capital, without the cancellation of shares and with restitution to Braskem, its sole shareholder, of all the investments in Rio Polímeros S.A. (“Riopol”) and Quattor Petroquímica.

(viii)   On January 7, 2008, BNDES Participações S.A. ("BNDESPAR") acquired 25% of Riopol and was also granted a put option to sell 60% and 40% of the acquired interest to Unipar and Petrobras, respectively. This option was exercisable up to June 2013.

On August 9, 2010, BNDESPAR exercised the put option and Braskem acquired 190,784,674 common shares and 30 preferred shares of Riopol for R$ 209,951. The acquisition corresponds to 15% of the share capital of Riopol and Braskem now holds, directly and indirectly, 90% of the subsidiary’s share capital.

Braskem S.A. and Its Subsidiaries

Notes to the Consolidated Financial Statements

at December 31, 2010 and 2009

Amounts in thousands of Brazilian reais, unless otherwise indicated

The amount of this acquisition will be paid in three installments, plus the TJLP interest rate (Note 16), as follows:

a.         First installment, due on June 11, 2015, corresponding to 15% of the total amount;

b.         Second installment, due on June 11, 2016, corresponding to 35% of the total amount and

c.         Third installment, due on June 11, 2017,  corresponding to 50% of the total amount.

Also, as a result of the put option exercised by BNDESPAR, Petrobras has acquired 10% of Riopol's capital stock.

(ix)  On August 30, 2010, the Extraordinary General Shareholders’ Meeting held by Braskem approved the exchange of Riopol shares for Braskem shares, converting Riopol into a wholly-owned subsidiary of the Company. The book value of the Riopol’s net assets on March 31, 2010, the transaction's base date, amounted to R$ 103,087. Of that amount, R$ 22,285 was allocated to the capital account, and

R$ 80,802 was allocated to the capital reserve account. In that transaction, 2,434,890 preferred shares class “A” were issued, based on an exchange ratio of 0.010064743789 share of Braskem for each Riopol share, pursuant to economic appraisal reports of the companies, prepared by an independent expert (Note 26(a)).

Due to this transaction, subsidiary Quattor Petroquímica, which held 9.02% of Riopol's capital, received Braskem shares. In these financial statements, such shares are accounted for as "treasury shares" (Note 26(a)).

(x)   On September 1, 2010, the Extraordinary General Shareholders’ meeting held by Quattor approved the merger of the companies referred to below. The net assets of the merged companies were appraised at book value as of June 30, 2010 (the transaction's base date).

a.    Merger of Quattor Química S.A. ("Quattor Química”)

On the merger date, Quattor Química's capital was owned by Quattor (94.11%) and Quattor Petroquímica (5.89%). The exchange ratio of Quattor Química shares for Quattor shares was determined based on the equity of both companies on June 30, 2010, resulting in a capital increase of R$ 58,231 with the issuance of 7,538,949 common shares delivered to Quattor Petroquímica.

Braskem S.A. and Its Subsidiaries

Notes to the Consolidated Financial Statements

at December 31, 2010 and 2009

Amounts in thousands of Brazilian reais, unless otherwise indicated

b.    Mergers of Mauá Resinas S.A. ("Mauá Resinas") and Norfolk Distribuidora Ltda. ("Norfolk”)

  On the merger date, Mauá Resinas and Norfolk were wholly-owned subsidiaries of Quattor; accordingly there was no capital increase or issue of shares.

(xi)     On May 26, 2010, the Company filed a request with the CVM to register a public offer to acquire the 7,688 common shares and 1,542,006 preferred shares of Quattor Petroquímica S.A. (“Quattor Petroquímica”) held by minority shareholders, as a result of the change in control. These shares represented 0.68% of the total capital of Quattor Petroquímica. The CVM approved the public offer on October 28, 2010.

The public offer was completed and settled on December 16, 2010. The total number of shares acquired through the public offer was 224,968, and 1,324,726 preferred shares held by minority shareholders still remained. The remaining shares, at book value as of March 31, 2010, increased the capital stock of Braskem by R$4,270 and were subscribed and paid-up by Quattor Petroquímica’s shareholders. 398,175 preferred shares class “A” were issued in this operation based on the ratio of 0.300571316385725 share of Braskem for each share of Quattor Petroquímica, according to the economic appraisal report of the companies, prepared by an independent expert (Note 26(a)).

The operation was approved by the Extraordinary General Shareholders’ Meetings held by Braskem and subsidiary Quattor Petroquímica on December 27, 2010, following disclosure in a Relevant Fact notice on December 7, 2010.

CVM, by means of an official letter dated February 3, 2011, approved the cancelation of the authorization to trade the shares of subsidiary Quattor Petroquímica on the stock exchanges, which was requested by the Company on January 28, 2011.

On December 31, 2010, after the acquisition of the minority shareholders' shares of subsidiary Quattor Petroquímica described above Braskem’s interest in the investees is as shown below:

Braskem S.A. and Its Subsidiaries

Notes to the Consolidated Financial Statements

at December 31, 2010 and 2009

Amounts in thousands of Brazilian reais, unless otherwise indicated

(f.3) On February 1, 2010, Braskem announced that its subsidiary Braskem Americas, Inc. (“Braskem Americas”) had signed, on that same date, a Share Purchase and Sale Contract with Sunoco Inc., a U.S. oil company, through which it acquired all of the total and voting capital of Sunoco Chemicals, Inc. (“Sunoco Chemicals”) for US$ 350 million, equivalent to R$ 620,000. Sunoco Chemicals has an annual installed total capacity of 950 thousand metric tons of polypropylene in its three plants located in Pennsylvania, West Virginia and Texas.

The transaction was completed on April 1, 2010, when full payment for the acquired shares was made. On the same date the name of the acquired company was changed to PP Americas.

In accordance with the accounting practices adopted when preparing these financial statements (Note 2) the acquisition represented a business combination as per IFRS 3 – Business Combinations, the effects of which are stated in Note 5.

(f.4) On June 1, 2010, Braskem approved the spin-off of its subsidiary Varient Distribuidora de Resinas Ltda. (“Varient”) and the merger of the spun-off part by the new subsidiary Alcacer Distribuidora de Resinas Ltda. (“Alcacer”). On the same date, negotiations were concluded to sell these two subsidiaries for a total value of R$ 12,700 (Note 13(b)).

Braskem S.A. and Its Subsidiaries

Notes to the Consolidated Financial Statements

at December 31, 2010 and 2009

Amounts in thousands of Brazilian reais, unless otherwise indicated

(f.5) In November 2009, Braskem and Grupo IDESA Sociedad Anónima de Capital Variable (“IDESA”), a traditional petrochemical company in Mexico, announced that they had submitted the winning bid in a tender offer process in Mexico to implement a petrochemical project based on ethane in the Veracruz region with a supply contract through PEMEX-Gás, of 66,000 barrels/day of this input over a period of 20 years. As a result of winning the bid Braskem and IDESA signed a memorandum of understanding and finalized a definitive contract on February 23, 2010, involving:

(i)    a commitment by Braskem and IDESA to invest in the construction of an integrated ethane cracker, with production capacity of one million metric tons per year of ethylene; and

(ii)   to invest in three polyethylene plants producing approximately 1 million metric tons per year. The investment in the project, which is denominated Etileno XXI, is estimated at some US$2.5 billion, with conclusion of construction and operational startup of the unit expected in January 2015.

The name of the new investee is Braskem Idesa, Sociedad Anónima Promotora de Inversión (“Braskem Idesa”). The fully-subscribed share capital of this subsidiary totaled 76,592,000 Mexican pesos (approximately R$ 11,300) on May 25, 2010, represented by 6,300 shares, of which 65% are owned by Braskem and 35% by Etileno XXI Sociedad Anónima de Capital Variable. Additionally, on September 30, 2010, the shareholders contributed 433,788 thousand Mexican pesos (approximately R$ 58,345) to Braskem Idesa's capital, through the issuance of 35,680 shares. Braskem Idesa's subscribed and paid-up capital is now 510,380,000 Mexican pesos (approximately R$ 69,648), represented by 41,980 shares.

(f.6) On December 17, 2010, the Extraordinary General Meeting held by Braskem approved the merger of Companhia Alagoas Industrial - Cinal (“Cinal”) into the Company, based on its book equity as of September 30, 2010, amounting to R$ 27,834, pursuant to the terms and conditions set forth in the protocol and justification, dated November 29, 2010, without changes in the Company’s capital stock, given that the Company is the only shareholder of Cinal.

(g) On December 31, 2010, Braskem’s consolidated working capital was positive in R$ 316,811. Consolidated figures are used in the management of working capital, given that the Company has mechanisms to transfer funds between the companies efficiently, without compromising the commitments of each of the entities included in the consolidated statements. In addition, the Company has a US$350 million revolving credit line that may be used during three years, thus reducing the amount of cash which needs to be held by Braskem itself.

Braskem S.A. and Its Subsidiaries

Notes to the Consolidated Financial Statements

at December 31, 2010 and 2009

Amounts in thousands of Brazilian reais, unless otherwise indicated

2        Summary of the Significant Accounting Principles

The significant accounting principles applied in the preparation of these financial statements are described below. These practices have been consistently applied in all periods presented.

2.1     Preparation basis

The financial statements were prepared based on the historical cost convention, adjusted to reflect the additional price-level indexation of machinery and equipment at the date of transition to IFRS, and the fair value of available-for-sale financial assets and financial assets and liabilities (including derivative instruments) held for trading.

The preparation of financial statements requires the use of certain critical accounting estimates and the exercise of judgment by the Company's management in the application of its accounting principles. More complex areas that require a higher level of judgment, as well as areas in which assumptions and estimates are significant to the consolidated financial statements, are reported in Note 3.

The consolidated financial statements were prepared and are presented in accordance with the International Financial Reporting Standards (IFRS) issued by the International Accounting Standards Board (IASB).

These are the first financial statements reported by the Company under IFRS. The main differences between the accounting principles previously adopted in Brazil ("BR GAAP") and IFRS, including reconciliations of equity, profit or loss for the period, and comprehensive income, are described in Note 4.

2.2     Consolidated financial statements

The following accounting policies are applied in the preparation of the consolidated financial statements.

(a)      Subsidiaries

Subsidiaries are all entities (including special purpose entities) whose financial and operating policies are determined by the Company, and in which the Company holds a majority of the voting rights. The existence and effect of potential voting rights, which are exercisable or convertible, are taken into account when evaluating whether the Company controls another entity.  Subsidiaries are fully consolidated as of the date when control is transferred to the Company, and are no longer consolidated as of the date the Company ceases to control the entity.

The purchase method is used to account for the acquisition of subsidiaries by the Company. The consideration for the acquisition of a subsidiary is the fair value of assets transferred, liabilities assumed and equity instruments issued by the Company. Identifiable assets acquired, and contingencies and liabilities assumed, in a business combination are initially measured at fair value on the acquisition date, regardless of the proportion of any minority interest. The excess of the acquisition cost over the fair value of the Company's interest in net identifiable assets acquired is recorded as goodwill. If the acquisition cost is lower than the fair value of the net assets of the entity acquired, the difference is directly recognized in the statement of income after all calculations are reviewed and the bargain purchase price is confirmed. When incurred, acquisition costs are recognized in profit or loss for the period, in accordance with IFRS 3 – Business Combinations.

Braskem S.A. and Its Subsidiaries

Notes to the Consolidated Financial Statements

at December 31, 2010 and 2009

Amounts in thousands of Brazilian reais, unless otherwise indicated

Operations between the Company's subsidiaries and jointly-controlled companies, as well as unrealized balances, and gains and losses from these operations, were eliminated. The accounting principles of subsidiaries were adjusted to ensure consistency with the accounting principles adopted by the Company.

(b)     Jointly-controlled companies

These are entities whose activities are jointly controlled by the Company and one or more partners, under a shareholders' agreement. Joint control is the shared control over an economic activity, established by contract, which only exists when strategic, financial and operating decisions regarding the activity require unanimous consent from the parties sharing control. These investments are consolidated using the proportional method. (Note 2.2(d)).

(c)     Interests in subsidiaries, jointly-controlled companies and special purpose entities

The consolidated financial statements were prepared pursuant to the consolidation procedures established by IAS 27 – Consolidated and Separate Financial Statements, and include the financial statements of the Company and its subsidiaries, jointly-controlled companies and special purpose entities in which the Company holds a controlling stock position or controls the activities, directly and indirectly, as follows:

Braskem S.A. and Its Subsidiaries

Notes to the Consolidated Financial Statements

at December 31, 2010 and 2009

Amounts in thousands of Brazilian reais, unless otherwise indicated

			Total interest- %

		Headquarters (Country)	2010	2009	01/01/2009

Direct and indirect subsidiaries
Braskem America Inc. (“Braskem America”)		USA	100.00	100.00	100.00
Braskem Chile Limitada (“IPQ Chile”)		Chile	100.00	100.00	100.00
Braskem Distribuidora Ltda.(“Braskem Distribuidora”)		Brazil	100.00	100.00	100.00
Braskem Europe B.V. (“Braskem Europa”)		Netherlands	100.00	100.00	100.00
Braskem Finance Limited (“Braskem Finance”)		Cayman Islands	100.00	100.00	100.00
Braskem Idesa, Sociedade Anónima Promotora de Inversión (“Braskem Idesa”)		Mexico	65.00
Braskem Incorporated (“Braskem Inc”)		Cayman Islands	100.00	100.00	100.00
Braskem Importação e Exportação Ltda. (“Braskem Importação”)		Brazil	100.00	100.00	100.00
Braskem México, S de RL de CV (“Braskem México”)	(i)	Mexico	100.00
Braskem Participações S.A. (“Braskem Participações”)		Brazil	100.00	100.00	100.00
Braskem Petroquímica S.A. (“IPQ Argentina”)		Argentina	100.00	100.00	100.00
Braskem Petroquímica Chile Limitada (“Braskem Chile”)		Chile	100.00	100.00	100.00
Braskem PP Americas Inc (“PP Americas”)	(ii)	USA	100.00
Companhia Alagoas Industrial - CINAL (“CINAL”)	(iii)	Brazil		100.00	100.00
Copesul International Trading INC. (“CITI”)	(iv)	British Virgin Islands			100.00
Lantana Trading Co. Inc. (“Lantana”)		Bahamas	100.00	100.00	100.00
Ideom Tecnologia Ltda. (“Ideom”)		Brazil	100.00	100.00	100.00
IQ Soluções & Químicas S.A.(“Quantiq”)		Brazil	100.00	100.00	100.00
Ipiranga Química Armazéns Gerais Ltda. (“IQAG”)		Brazil	100.00	100.00	100.00
ISATEC–Pesquisa, Desenv. e Análises Quím.Ltda. (“ISATEC”)		Brazil	100.00	100.00	100.00
Natal Trading	(iv)	British Virgin Islands			100.00
Politeno Empreendimentos Ltda. (“Politeno Empreendimentos”)		Brazil	100.00	100.00	100.00
Varient Distribuidora de Resinas Ltda (“Varient”)	(v)	Brazill		100.00
Quattor Participações S.A. (“Quattor”)	(vi)	Brazil	100.00
Quattor Petroquímica S.A. (“Quattor Petroquímica”)	(vi)	Brazil	100.00
Rio Polímeros S.A. (“Riopol”)	(vi)	Brazil	100.00
Norfolk Trading S.A. (“Norfolk Trading”)	(vi)	Uruguay	100.00
Commom Industries Ltd. (“Commom”)	(vi)	British Virgin Islands	100.00
Unipar Comercial e Distribuidora S.A. (“Unipar Comercial”)	(vi)	Brazil	100.00

Jointly-controlled companies	(vii)
Refinaria de Petróleo Rio-Grandense S.A. (“RPR”)		Brazil	33.20	33.20	33.20
Polietilenos de America S.A.(“POLIMERICA”)		Venezuela	49.99	49.99
Polipropileno Del Sur S.A.(“PROPILSUR”)		Venezuela	49.99	49.99

Specific Purpose Entitites (“SPEs”)
Fundo de Investimento Multimercado Crédito Privado Sol (“FIQ Sol”)	(viii)	Brazil	100.00	100.00	100.00

 (i)      Incorporated in September 2010.

(ii)     Company acquired in April 2010. (Note 1.f.3)

(iii)    Subsidiary merged into the Company in December 2010. (Note 1.f.6)

(iv)    Subsidiaries merged into Braskem Inc. in December 2009.

(v)     Company created in September 2009 from the spin-off of Quantiq and sold in June 2010. (Note 1.f.4)

(vi)    Companies acquired in April 2010. (Note 1.f.2)

(vii)   Investments consolidated proportionally, in accordance with IAS 28 – Investments in Associates.

(viii)  Fund consolidated in compliance with IAS 27 – Consolidated and Separate Financial Statements.

The interest of non-controlling shareholders in the equity and profit or loss of subsidiary Braskem Idesa was separately reported in the consolidated balance sheet and income statement for the year.

Braskem S.A. and Its Subsidiaries

Notes to the Consolidated Financial Statements

at December 31, 2010 and 2009

Amounts in thousands of Brazilian reais, unless otherwise indicated

2.3     Segment reporting

Information per operating segment is presented according to the internal report provided to the key operating decision maker. The key operating decision maker, responsible for allocating funds and evaluating the performance of operating segments, is the Chief Executive Officer.

2.4     Foreign currency translation

(a)       Functional currency and presentation currency

The Company's functional and presentation currency is the Brazilian real, as defined by IAS 21 – The Effects of Changes in Foreign Exchange Rates.

(b)      Transactions and balances

Foreign currency transactions are translated into the functional currency based on the exchange rate at the transaction date, or measurement date when the items are re-measured. Exchange gains and losses deriving from the settlement of these transactions, and the translation at year-end exchange rates of foreign currency monetary assets and liabilities, are recognized in the statement of income for the year, except when deferred in  equity as qualifying cash flow hedging operations.

Exchange variations on financial assets or liabilities are reported in the statement of income as “financial income or expenses”, respectively.

Changes in the fair value of foreign currency monetary instruments, classified as available for sale, are segregated between the exchange variations of amortized cost recognized in profit or loss, and other variations in the instrument's book value, recognized in equity as “other comprehensive income”.

(c)      Foreign subsidiaries

Some direct or indirect subsidiaries have a different functional currency from that of the Company, such as: i) for companies Propilsur and Polimerica, based in Venezuela, the functional currency is the U.S. dollar, because these companies are in the construction phase and the capital investments and the main equipment suppliers are based on this currency; ii) for Braskem Idesa, based in Mexico, the functional currency is the Mexican peso; and iii) for PP Americas, based in the United States, the functional currency is the U.S. dollar.

The financial statements of these subsidiaries are translated to the Company's presentation currency, under IAS 21 – The Effects of Changes in Foreign Exchange Rates, which determines, among other matters, the following conversion rules:

  Assets and liabilities of each balance sheet presented are translated using the foreign exchange rate at the end of each reporting period;
  The equity for the beginning of the period corresponds to the closing equity at the end of the previous reporting period, as translated at the time. Changes in equity during the reporting period are translated using the rates on the respective dates; and
  The accounts presented in the statements of income are translated using the foreign exchange rates on the transaction dates or, for practical reasons, an average rate for the periods; provided that the difference between the two is not material.

Braskem S.A. and Its Subsidiaries

Notes to the Consolidated Financial Statements

at December 31, 2010 and 2009

Amounts in thousands of Brazilian reais, unless otherwise indicated

All resulting foreign exchange differences are recognized as a separate item in equity, under foreign currency translation adjustments in “other comprehensive income”.

When a foreign operation is partially disposed of or sold, foreign exchange differences recorded in equity are recognized in the statement of income as a part of the gain or loss on sale.

2.5      Cash and cash equivalents

Cash and cash equivalents include cash on hand, bank deposits, and highly liquid short-term financial investments maturing in up to three months, and, for purposes of the statement of cash flows, less any amounts used on overdraft accounts. Cash and cash equivalents are promptly convertible into a known amount of cash, and subject to an insignificant risk of change in value.

2.6      Financial instruments

A financial instrument is a contract that results in a financial asset for an entity, and a financial liability or equity instrument for another entity.

2.6.1 - Classification

The Company classifies its financial assets in the categories listed below. The classification depends on the purpose of acquiring such financial assets. The Company's management determines the classification of the financial assets upon initial recognition thereof.

(a) Held for trading – measured at fair value, and acquired principally for the purpose of active and frequent trading, including derivatives, except for those designated for hedge accounting. Assets in this category are classified under current assets. Gains or losses from changes in the fair value of financial assets held for trading are recognized in the profit or loss for the period.

(b) Loans and receivables – non-derivative financial assets with fixed or determinable payments and that are not quoted in an active market. Loans and receivables are recognized in current assets, except for those due in over 12 months following the balance sheet date (these are classified as non-current assets). The Company's loans and receivables include balances of related party loan contracts and current accounts, trade accounts receivable, other accounts receivable, and cash and cash equivalents, except for short- and long-term investments. Loans and receivables are accounted for at amortized cost, based on the effective interest method.

(c) Held-to-maturity - these are basically the financial assets that cannot be classified as loans and receivables because they are quoted in an active market. In this case, the Company acquires these financial assets with the intention and financial capacity to hold them to maturity. They are recorded at acquisition cost plus income earned, which is included in the profit or loss for the period. The Company's held-to-maturity assets consist mostly of subordinated quotas in investment funds, classified as non-current assets.

(d) Available-for-sale – these are non-derivatives recognized in this classification or which are not recognized in any other category. They are included in non-current assets, unless management intends to dispose of the investment in up to 12 months after the balance sheet date. Available-for-sale financial assets are recognized at fair value. Interest on available-for-sale securities, calculated based on the effective interest method, is recognized in the statement of income as financial income. The portion corresponding to changes in fair value is recognized in equity, net of taxes, under Other comprehensive income, and is transferred to profit or loss upon realization or impairment.

Braskem S.A. and Its Subsidiaries

Notes to the Consolidated Financial Statements

at December 31, 2010 and 2009

Amounts in thousands of Brazilian reais, unless otherwise indicated

2.6.2 – Recognition and measurement

Purchases or sales of financial assets are recognized on the trade date, i.e. date when the Company commits to buy or sell the asset. Investments are initially recognized at fair value. Transaction costs for held-for-trading financial assets are charged to the statement of income. For other financial assets, transaction costs are added to the respective fair value. A financial asset is derecognized when the contractual rights to the cash flows from the financial asset expire or are transferred, provided that the Company has transferred substantially all the risks and rewards of ownership of the financial asset. Available-for-sale and held-for-trading financial assets are always recognized at fair value. Loans and receivables are recorded at amortized cost, based on the effective interest method.

Gains or losses from changes in the fair value of financial assets held for trading are recognized in the statement of income, under "financial result", in the period they occur.

Changes in the fair value of monetary and non-monetary instruments, classified as available for sale, are recognized in equity under "other comprehensive income."

When available-for-sale instruments are sold or become impaired, the cumulative adjustments to fair value, recognized in equity, are transferred to the statement of income as “financial income or expense”.

Interest on available-for-sale securities, calculated based on the effective interest method, is recognized in the statement of income as financial income. Dividends from available-for-sale equity instruments, such as shares, are recognized in the statement of income as other operating revenues when the Company's right to receive payments is established.

The fair value of publicly-traded securities is based on the current acquisition price. If the market for a financial asset is not active (and for instruments not traded on an exchange), the Company establishes the fair value by using valuation techniques. Valuation techniques include the use of recent transactions contracted with third parties, reference to other substantially similar instruments, analysis of discounted cash flows, and option pricing models that preferentially use information available in the market, and rely as little as possible on information generated internally.

The Company analyzes, at the balance sheet date, if there is objective evidence that a financial asset or group of financial assets has become impaired. If there is any evidence of impairment of available-for-sale financial assets, the cumulative loss - measured as the difference between the acquisition cost and the current fair value less any impairment loss previously recognized in profit or loss - is transferred from equity to the statement of income.

Braskem S.A. and Its Subsidiaries

Notes to the Consolidated Financial Statements

at December 31, 2010 and 2009

Amounts in thousands of Brazilian reais, unless otherwise indicated

2.6.3 – Financial instruments offsetting

Financial assets and liabilities are offset and the net amount is reported in the balance sheet when there is a legal right to offset the recognized amounts, and there is an intention of settling them on a net basis, or of realizing the asset and settling the liability simultaneously.

2.6.4 – Impairment of financial assets

(a)  Assets at amortized cost

The Company analyzes at the end of each reporting period whether there is objective evidence that a held-to-maturity financial asset is impaired.

Losses are recognized when there is objective evidence of impairment as a result of one or more events after the initial recognition of the assets. The loss amount is calculated as the difference between the asset's recognized amount and the present value of the estimated future cash flows (excluding future credit losses that have not yet occurred) discounted at the asset’s original effective rate.

The Company recognizes impairment of trade accounts receivable as follows: 100% of the amounts over 180 days past due, 50% of the amounts over 90 days past due, and 100% of the amounts under court collection procedures. This calculation also includes amounts derived from a second renegotiation with clients, as well as all amounts derived from the first renegotiation and with payments due in over 24 months. Accounts receivable with related companies are not included in this calculation.

(b) Available-for-sale assets

When the decrease in fair value is recurring, and there is objective evidence that this reduction is other-than-temporary, the Company transfers all cumulative losses from other comprehensive income to the profit or loss for the period.

Impairment losses recognized in the consolidated income statement on equity instruments are not reversed through the consolidated income statement. If, in a subsequent period, the fair value of a debt instrument classified as available for sale increases and the increase can be objectively related to an event occurring after the impairment loss was recognized in profit or loss, the impairment loss is reversed through the consolidated income statement.

2.7   Derivative financial instruments and hedge operations

Derivative financial instruments are recognized initially at fair value on the date the derivative is contracted, and are subsequently re-measured at fair value.

The method used to recognize the resulting gain or loss depends on whether or not the derivative is designated as a hedge instrument recording at fair value, and, if it is, the nature of the hedged item. The Company designates certain derivatives as:

Braskem S.A. and Its Subsidiaries

Notes to the Consolidated Financial Statements

at December 31, 2010 and 2009

Amounts in thousands of Brazilian reais, unless otherwise indicated

(a)   fair value hedge of recognized assets or liabilities or a firm commitment (fair value hedging);

(b)   hedge of a specific risk associated with a recognized asset or liability or a highly probable forecast transaction (cash flow hedging); or

(c)   hedge of a net investment in a foreign operation (net investment hedging).

The Company documents, at the inception of the transaction, the relationship among the hedge instruments and hedged items, as well as the objectives of the risk management and the strategy for hedge operations. The Company also documents its evaluation, both at the inception of the hedge transaction and on a continuing basis, that the derivatives used in hedge operations are highly effective in offsetting changes in the fair value or cash flows of hedged items.

The fair value of derivatives used for hedging purposes is disclosed in Note 19. Changes in Other comprehensive income in equity are presented in the statement of comprehensive income. The fair value of a hedging derivative is classified as a non-current asset or liability when the remaining maturity of the hedged item is over 12 months; otherwise, it is classified under current assets or liabilities.

(a)     Fair value hedges

Changes in fair value are recognized in the statement of income, in the same line as the changes in fair value of the hedged asset or liability. A gain or loss related to the non-effective portion is recognized in the statement of income as "other operating income (expenses), net."

If the hedge no longer meets the hedge accounting criteria, the adjustment to the book value of a hedged item, calculated using the effective interest method, is amortized to profit or loss through its maturity.

The Company has no fair value hedging operations at the end of the reported periods.

(b)     Cash flow hedges

Changes in the fair value of the effective portion are recognized in equity under “other comprehensive income”. Gains or losses related to the non-effective portion are immediately recognized in the statement of income as “gains/losses on derivative operations” under Financial result.

When a hedge instrument no longer meets the hedge accounting criteria, or terminates for any reason (expiration, sale or exercise), hedge accounting is prospectively discontinued, and any cumulative gain or loss existing  in equity at that time remains in equity and is recognized when the forecast transaction is ultimately recognized in the statement of income. When a forecast transaction is no longer expected to occur, the cumulative gain or loss that was recognized in equity is immediately transferred to the income statement.

The Company's cash flow hedging operations are described in Note 19.

(c)      Net investment hedges

Hedges of net investments in foreign operations are recognized in a manner similar to cash flow hedges. Gains or losses from the hedge instrument related to the effective portion of the hedge are recognized in equity under Other comprehensive income. Gains or losses related to the non-effective portion are immediately recognized in the statement of income under Financial result.

Braskem S.A. and Its Subsidiaries

Notes to the Consolidated Financial Statements

at December 31, 2010 and 2009

Amounts in thousands of Brazilian reais, unless otherwise indicated

When a foreign operation is partially disposed of or sold, cumulative gains and losses recorded in equity are transferred to the statement of income.

The Company had no net investment hedging operations at the end of the reported periods.

(d)     Derivatives not designated as hedge instruments

Derivatives not designated as hedge instruments are classified as current assets or liabilities.Changes in the fair value of any of these derivative instruments are immediately recognized in the statement of income as “gains/losses on derivative operations” under Financial result.

2.8     Trade accounts receivable

Trade accounts receivable are recorded at the amount billed, adjusted to present value when applicable, less any provision for impairment losses.

2.9     Inventories

Inventories are recorded at the lower of the average cost of purchases or production, and net realizable value. Net realizable value is the estimated selling price in the ordinary course of business, less applicable variable selling expenses.  Imports in transit are recognized at the cumulative cost of each import. The Company has adopted the absorption costing method for its inventories, using the weighted moving average. Provisions for impairment losses on obsolete or slow-moving inventories are made whenever management deems necessary.

2.10   Interests in associated companies and other investments

Associated companies are entities over which the Company has significant influence, but not control, with an interest of usually 20% to 50% of the voting rights. Investments in associated companies are accounted for on the equity accounting method, and are initially recognized at cost. The Company's investments in associated companies include the cumulative goodwill on the acquisition, net of impairment losses.

Other investments are recognized at acquisition cost less any provision for adjustment to market value, where applicable.

2.11   Property, plant and equipment

Property, plant and equipment is recognized at cost less cumulative depreciation and impairment losses, where applicable. Cost includes:

a)      acquisition price, financing charges incurred during construction (Note 17.f), and all other costs necessary to make the asset ready for use;

b)      additional price-level restatement related to the monetary restatement of the property, plant and equipment item in the hyperinflationary period; and

c)      fair value of assets acquired through business combinations.

Costs subsequent to the acquisitions arising from scheduled shutdowns for overhauls and/or replacement of parts, and the corresponding services, are added to the book value of the related asset. Shutdowns occur at scheduled intervals that range from two to six years, and the respective expenses are depreciated through the beginning of the next shutdown.

Braskem S.A. and Its Subsidiaries

Notes to the Consolidated Financial Statements

at December 31, 2010 and 2009

Amounts in thousands of Brazilian reais, unless otherwise indicated

Rights over tangible assets used in the activities of the Company and its subsidiaries, derived from financial lease operations, are initially recognized at fair value, and depreciated on the straight-line basis over the shorter of the useful life of the asset or the period of the leasing contract.

Asset depreciation and depletion is calculated using the straight-line method, so as to allocate the costs over the estimated useful life of the assets, as follows:

Annual rate
• Buildings and improvements	4.12%
• Machinery, equipment, and facilities	6.72%
• Mines and wells	9.01%
• Furniture and fixtures	10.36%
• Computing equipment	20.50%
• Laboratory / security equipment	9.88%
• Other	17.26%

2.12     Intangible assets

Intangible assets include the following:

(a)       Goodwill

Goodwill is represented by the positive difference between the amount paid and/or payable for the acquisition of a business and the net fair value of the assets and liabilities of the company acquired. Goodwill on the acquisition of subsidiaries is recorded as an intangible asset. Negative goodwill (bargain purchase) on an acquisition is recorded as a gain in the profit or loss for the period, at the acquisition date.

Goodwill is accounted for at cost less any cumulative impairment loss; impairment losses are not reversed.

The Company's goodwill was calculated in accordance with the criteria determined by generally accepted accounting principles in Brazil prior to the adoption of IFRS, and represents the positive difference between the amount paid and the value of the net assets of the entity acquired at the time. As described in Note 4.2.1, the Company applied the exemption related to business combinations prior to January 1, 2009 and did not re-measure these amounts. Goodwill has not been amortized since January 1, 2009 and is tested annually to identify any impairment losses.

(b)       Trademarks and patents

These include registered trademarks and technologies acquired from third parties and in business combinations. They are recognized at acquisition cost and/or fair value less cumulative amortization and impairment losses, where applicable. Trademarks and patents with a finite life are amortized using the straight-line method based on the estimated useful life of the assets (from 15 to 20 years) or over the period of the contract.

Research expenses are recognized in profit or loss as incurred.

Braskem S.A. and Its Subsidiaries

Notes to the Consolidated Financial Statements

at December 31, 2010 and 2009

Amounts in thousands of Brazilian reais, unless otherwise indicated

(c)      Contractual relationships with clients and suppliers

Contractual relationships with clients and suppliers, acquired in a business combination, are recognized at fair value at the acquisition date. They are recorded at cost less cumulative amortization. Such contractual relationships have a finite life and are amortized using the straight-line method over the period of the contract.

(d)      Software

Software is recognized at cost less cumulative amortization and impairment losses, where applicable. Cost includes the acquisition price and all other costs to make the software ready for use. Software with a finite life is amortized using the straight-line method based on its estimated useful life (from 3 to 10 years) or over the period of the contract. Costs related to software maintenance are recognized as expenses when incurred.

2.13    Impairment of non-financial assets

Assets with an indefinite useful life, such as goodwill, are not amortized and are tested for impairment annually. To test for impairment, goodwill is allocated to each of the Company’s cash generating units or groups of cash generating units.

Assets that are amortized are tested for impairment whenever events or changes in circumstances indicate that the assets may be impaired.

An impairment loss is recognized at the amount by which the carrying amount of the asset exceeds its recoverable amount. The recoverable amount is the higher of an asset’s fair value less costs to sell and its value in use. To test for impairment, the assets are grouped at the lowest level for which identifiable cash flows are largely independent of the cash flows from other assets or group of assets. Impaired non-financial assets, except for goodwill, are assessed to determine whether impairment losses can be reversed at the balance sheet date.

2.14    Other assets

Other assets are stated at realizable amount, plus, where applicable, income earned and monetary variations or, in the case of prepaid expenses, at cost.

2.15    Suppliers

Suppliers consist of amounts payable for goods or services purchased from suppliers in the normal course of business and are stated at the billed amount. Where applicable, this account is recognized at present value, transaction by transaction, based on interest rates that reflect the period, currency and risk of each transaction.

The Company usually calculates the adjustment to present value for payment term in excess of 180 days. The adjustment to present value is calculated based on specific interest rates for each transaction and is included in financial expenses. Naphtha is the main raw material imported by Braskem, and that commodity is priced in accordance with Antwerp, Rotterdam and Amsterdam (“ARA”) pricing of the European markets in addition to freights and financial charges for extended payment terms.

Braskem S.A. and Its Subsidiaries

Notes to the Consolidated Financial Statements

at December 31, 2010 and 2009

Amounts in thousands of Brazilian reais, unless otherwise indicated

2.16     Loans and financing and debentures

Loans and financing are initially stated at fair value, net of transaction costs incurred in connection with structured operations. Subsequently, they are presented with interest and other charges calculated on the accrual basis.

The same method adopted for recognition of loans and financing was used for non-convertible debentures.

2.17     Provisions

A provision is recognized in the balance sheet when the Company has a legal, contractual or constructive obligation that has arisen as a result of a past event, it is probable that an outflow of resources will be required to settle the obligation and the amount can be estimated reliably.

Provisions for tax, labor and other contingencies are recorded based on estimates of probable losses from ongoing proceedings, according to the external legal advisors of the Company (Note 22).

Contingencies assessed as involving only a possible chance of success that have been assumed in business combinations are recognized at fair value at the acquisition date. Subsequently, such contingent liabilities are measured at the higher of the amount recorded in the business combination and the amount determined under IAS 37 – Provisions, Contingent Liabilities and Contingent Assets.

Provisions are measured at the present value of the estimated expenditure required to settle the obligation, using a pre-tax discount rate that reflects current market conditions. The increase in the obligation over time is recognized as a financial expense.

2.18     Deferred income tax and social contribution

Deferred income tax and social contribution are calculated on tax loss carryforwards, as well as temporarily non-deductible expenses and temporarily non-taxable income arising from differences between the book and tax bases in accordance with the liability method. Income tax and social contribution of the Company and its subsidiaries in Brazil are calculated at the rate of 25% and 9%, respectively.

Deferred tax assets are recognized to the extent it is probable that sufficient taxable profit will be available in the coming years to allow the deferred tax assets to be utilized, based on projections of profits using internal assumptions and future economic scenarios.  The carrying amount of deferred tax assets is periodically reviewed and the effects, including both realization and settlement effects, are reflected based on the applicable tax laws.

Deferred income tax and social contribution are recognized using the liability method for temporary differences between the tax bases of assets and liabilities and the consolidated financial statement carrying amounts. However, deferred tax is not recognized if the tax arises from the initial recognition of an asset or a liability other than in a business combination which, at the time of the transaction, does not affect either the accounting or the taxable profit. Deferred income tax and social contribution are measured at the tax rates that are expected to apply in the period when the asset is realized or the liability is settled, based on tax rates that have been enacted or substantively enacted at the balance sheet date.  Deferred tax assets are recognized only if it is probable that there will be sufficient future taxable profit against which the temporary differences can be utilized.

Braskem S.A. and Its Subsidiaries

Notes to the Consolidated Financial Statements

at December 31, 2010 and 2009

Amounts in thousands of Brazilian reais, unless otherwise indicated

Deferred tax assets and liabilities are offset when there is the legal right to do so and they relate to taxes levied by the same taxing authority on the same entity or different entities that intend to settle the tax on a net basis.

Current income tax and social contribution are calculated based on tax laws that have been enacted or substantively enacted at the balance sheet date in the countries where the Company and its subsidiaries and associated companies operate and generate taxable profit. Management periodically assesses the positions taken by the Company in its income tax returns to identify situations which, under prevailing tax regulations, are subject to interpretation.  Provisions are recognized where appropriate, based on estimates of the amounts to be paid to the tax authorities.

Tax expenses for the period include current and deferred income tax and social contribution. Income tax and social contribution are recognized in profit or loss; however, if the tax relates to items that are credited or charged directly to equity, the tax is also credited or charged directly to equity.

2.19     Employee benefits – pension plan

Defined benefit plan obligations are the present value of the defined benefit obligation at the balance sheet date, as adjusted for actuarial gains or losses and past service costs, and reduced by the fair value of the plan assets.   The defined benefit obligation is determined annually by independent actuaries using the projected unit credit method. The present value of the defined benefit obligation is determined based on the expected future payments required to settle the obligation, using the interest rates of public securities, whose maturities approximate the maturities of the related liability.

Actuarial gains and losses which arise from experience adjustments and changes in actuarial assumptions and exceed 10% of the greater of the fair value of plan assets or plan liabilities, are charged or credited to expenses or income over the expected remaining working lives of the participating employees.

Under a defined contribution plan, the Company pays contributions into a privately-managed fund on a compulsory, contractual or voluntary basis but has no obligation to make further payments. Regular contributions are included in personnel costs (Note 24).

2.20     Contingent assets, legal obligations and judicial deposits

The recognition, measurement and disclosure of contingent assets and legal obligations are made in accordance with IAS 37 – Provisions, Contingent Liabilities and Contingent Assets, as follows:

i) Contingent assets – are not recognized in the accounting records, unless management believes that a gain is virtually certain or if there are tangible guarantees or unappealable favorable court decisions.

ii) Legal obligations – arise from tax obligations, whose legality or constitutionality is being challenged in a court of law and, regardless of the probability of a successful outcome, are fully recognized in the financial statements.

iii) Judicial deposits – are included in non-current assets, without offset against the related provisions for contingencies or legal obligations, unless such deposit is legally offsetable against the liability and the Company plans to offset such amounts. In such cases, the deposit asset is netted against the related liability.

Braskem S.A. and Its Subsidiaries

Notes to the Consolidated Financial Statements

at December 31, 2010 and 2009

Amounts in thousands of Brazilian reais, unless otherwise indicated

2.21     Offset of financial instruments

Financial assets and liabilities are offset and the net amount is reported in the balance sheet when there is a legal right to offset the recognized amounts, and there is an intention of settling them on a net basis, or of realizing the asset and settling the liability simultaneously.

2.22     Sales revenue recognition

Sales revenue represents the fair value of the consideration received or receivable for sale of goods and services in the normal course of business and is recorded on the accrual basis. Revenues are shown net of value-added tax, returns, rebates and discounts and after eliminating sales within the consolidated companies.

Revenue arising from the sale of goods is recognized: (i) when the amount of revenue can be measured reliably  and the Company retains neither effective control over the goods sold nor continuing managerial involvement to the degree usually associated with ownership; (ii) the costs incurred or to be incurred in respect of the transaction can be measured reliably; (iii) it is probable that the economic benefits associated with the transaction will flow to the Company; and (iv) all the risks and rewards of ownership have been transferred to the buyer. Freight on goods sold is included in cost of sales.

Braskem's sales are mostly to industrial customers, with a lesser volume to retailers. Deliveries are made by truck, rail, ship or pipeline and the revenue is recognized when the risks and benefits inherent to the products are substantially transferred to the buyer. Based on the experience of the Company, sales returns and discounts have no material impact on the Company´s financial statements and are not provisioned. No losses are expected relative to guarantees of product performance.

2.23     Dividend distribution

The distribution of dividends to the Company’s shareholders is recognized as a liability in the year-end financial statements, based on the Brazilian Corporation Law and the Company’s bylaws.

The amount related to the mandatory minimum dividend payment is recognized in liabilities as dividends payable because it is considered to be a legal obligation under the Company’s bylaws. The amount of dividends above the mandatory minimum dividend, declared by the Company’s management after the reporting period but before the date of authorization to issue the financial statements, is not recorded as a liability, but is shown under the caption “proposed additional dividend” in equity.

2.24     Operating leases

Leases under which a significant portion of the risks and rewards of ownership is retained by the lessor are classified as operating leases. Operating lease payments (net of any incentives received from the lessor) are recognized as an expense in the statement of income over the lease term on a straight-line basis.

2.25     Standards, changes and interpretations of standards that is not yet effective

Standards, changes and interpretations of current standards that are not yet effective and have not been adopted by the Company and its subsidiaries:

Braskem S.A. and Its Subsidiaries

Notes to the Consolidated Financial Statements

at December 31, 2010 and 2009

Amounts in thousands of Brazilian reais, unless otherwise indicated

Standards	Effective	Requirements
IFRIC 19 Extinguishment of Financial Liabilities with Equity Instruments	As from fiscal years beginning on 07/01/2010	This standard clarifies the accounting for such extinguishment and should be applied when renegotiating the terms of a financial liability results in the issuance of an equity instrument by the Company to the creditor in order to partially or completely extinguish a debt. This standard will be applied by the Company from January 1, 2011.
IFRS 9 Financial Instruments	As from fiscal years beginning on 01/01/2013 (earlier adoption permitted)	This standard introduces new requirements for classifying and measuring financial assets and is likely to affect the recognition and measurement of the financial assets of the Company. The standard does not apply until January 1, 2013 but is available for early adoption.

3           Application of Judgment and Critical Accounting Practices

Critical accounting practices are those which: a) are important to show the financial condition and the results of the Company; and (b) require more difficult, subjective or complex judgments on the part of management,  frequently resulting in the necessity to make estimates which have an impact on matters that are inherently uncertain. Increases in the number of variables and assumptions that affect the possible future resolution of these uncertainties make these judgments even more subjective and complex. In the preparation of these financial statements, the Company has adopted variables and assumptions derived from historical experience and various other factors it believes to be reasonable and relevant. Even though these estimates and assumptions are reviewed by the Company in the normal course of business, the presentation of its financial condition and result of operations frequently require the use of judgments about the effects of inherently uncertain matters on the book value of the assets and liabilities. The actual results may differ from the estimates under different variables, assumptions or conditions. An understanding of how the Company forms its judgments about future events, including the variables and assumptions used in the estimates, is included in the following comments referring to each critical accounting practice of substantial complexity in the preparation of these financial statements:

3.1       Deferred income tax and social contribution

The liability method described in IAS12 – Income Taxes is used to account for deferred income tax and social contribution relating to temporary differences between the book values of the assets and liabilities and the respective values for tax purposes. The deferred income tax and social contribution assets are reviewed on each date of the financial statements and reduced by any amount not expected to be realized against future taxable profit. Deferred tax assets and liabilities are calculated using the rates applicable to the taxable profit in the years that these temporary differences will be realized. The future taxable profit could be greater or smaller than the estimates made when the tax asset is recorded.

The deferred tax assets recognized on income tax and social contribution losses are supported by projections of taxable results presented annually to management. These projections consider the history of profitability of the Company and its subsidiaries and the perspectives of generating sufficient taxable profit to recover the credits in the future.  Deferred tax liabilities of the same taxable entity are taken into account as a source of recoverability for deferred tax assets, based on the timing of expected reversal.

Braskem S.A. and Its Subsidiaries

Notes to the Consolidated Financial Statements

at December 31, 2010 and 2009

Amounts in thousands of Brazilian reais, unless otherwise indicated

3.2       Pension plans

Actuarial gains and losses are recognized in the period that they occur and are recorded in the statement of income.

The Company recognizes the obligation of the employee defined benefit plans and related costs, net of the plan assets, adopting the following practices:

i)    Pension cost is determined by actuaries using the projected unit credit method and the best estimate of management about the expected performance of the plan assets, salary increases and retirement age of employees. The discount rate used to determine the future benefit obligation is an estimate of the current rate of interest at the date of the balance sheet for a high quality fixed rate investments which matures at the same time as the expected obligations.

ii)    Pension plan assets are valued at market value.

iii)   Plan curtailments are significant alterations to service time expected from the active employees. A net curtailment loss is recognized when the event is probable, and can be estimated, while a net gain is deferred until it is realized.

Various statistics and other factors are used in the accounting for pension benefits in order to anticipate future events for the calculation of the expense and obligation related to the plans. These factors include discount rate, expected return on plan assets and salary increases. Additionally, actuaries use subjective factors such as rate of staff turnover, rotation and mortality in their estimates. The actuarial assumptions used by the Company could be materially different for the actual result due to changes in economic or market conditions such as regulatory events, judicial decisions, higher or lower staff turnover or longevity of the participants being shorter or longer (Note 24).

3.3       Derivative financial instruments

The Company values the derivative financial instruments at their fair value on the date of the financial statements, mainly based on market quotations. Nevertheless the high volatility of the foreign exchange and interest rate markets in Brazil caused, in certain periods, significant movements in future rates and interest rates over short periods of time, leading to significant variances in the market value of swaps and other financial instruments. The market value recognized in the financial statements may not necessarily represent the amount of cash that the Company would receive or pay, as applicable, if the Company were to settle the transaction at the date of the financial statements (Note 19).

3.4       Useful life of long-lived assets

The Company recognizes the depreciation of its long-lived assets based on the estimated useful life, which in turn is based on industry practices and previous experience and reflects the economic life of the assets. However, the actual useful life can vary based on the current state of technologies at each unit. The useful life of the long-lived assets also affects impairment testing.

The Company does not believe that there are indications of a material change in the estimates and assumptions used in the calculation of the impairment losses of long-lived assets. However, if the actual results are not consistent with the estimates and assumptions used in the future cash flows estimating the fair value of the assets, the Company could be exposed to losses, which could be significant.

Braskem S.A. and Its Subsidiaries

Notes to the Consolidated Financial Statements

at December 31, 2010 and 2009

Amounts in thousands of Brazilian reais, unless otherwise indicated

3.5       Valuation of assets and liabilities in business combinations

The Company has entered into certain business combinations, as described in Note 5, accounted for in accordance with IFRS 3 – Business Combinations, in the case of acquisitions after the transition date to IFRS. The Company has allocated the cost of the entity acquired to the assets acquired and liabilities assumed, on a fair value basis, estimated at the date of acquisition.

Any difference between the cost of the acquisition and the fair value of the assets acquired and liabilities assumed is recorded as goodwill. The Company exercises significant judgment in the process of identifying the tangible and intangible assets and liabilities, valuing such assets and liabilities and determining the remaining useful lives. Assumptions used to value those assets and liabilities include estimates of discounted cash flows or discount rates and may result in a difference between the estimated and actual values. If the actual results are not consistent with the estimates and assumptions used, the Company could be exposed to losses, which could be significant.

3.6       Contingencies

The Company is currently involved in numerous legal and administrative processes as described in Note 25, and has accrued amounts relating to contingencies when it believes an unfavorable decision, according to the evaluations of external advisors, is probable. Additionally, the Company recognizes the fair value of the Quattor contingencies assessed as involving possible losses, as required by the rules applicable to business combinations. The Company’s management believes that the amounts provided based on the opinion of the external legal advisors are appropriate, although such accruals could differ from the actual result when realized.

3.7       Impairment test for long-lived assets

There are specific rules to test the recoverability of long-lived assets, especially property, plant and equipment, goodwill and other intangibles. On the date of each financial statement, the Company makes an analysis to determine if there is evidence that the long-lived assets may not be recoverable. If such evidence is identified, the recoverable amount of the assets is estimated by the Company.

The recoverable amount of an asset is determined as the greater of: (a) the fair value minus estimated costs of sale; and (b) the value in use. The value in use is measured based on pre-tax discounted cash flows generated by the continuous use of the asset until the end of its useful life.

When the book value exceeds the recoverable amount, the Company recognizes an appropriate impairment provision.

Whether or not there are indications that an asset might not be recovered, the balance of goodwill arising from business combinations and intangible assets with an indefinite useful life are tested for impairment at least once a year as at the date of the financial statements. For this test, the Company uses accepted market practices including discounted cash flows for units with goodwill allocated and compares the book value with the recoverable value of the assets.

Braskem S.A. and Its Subsidiaries

Notes to the Consolidated Financial Statements

at December 31, 2010 and 2009

Amounts in thousands of Brazilian reais, unless otherwise indicated

Except in the case of goodwill, reversal of an impairment loss on assets is permitted. Non-financial assets other than goodwill that suffered an impairment are reviewed for potential reversal of impairment at each reporting date.

The recoverability of goodwill is evaluated when facts and circumstances which could result in the necessity to anticipate the annual test are identified. If some fact or circumstance indicates that the recoverability of goodwill is affected, the test is anticipated. In December 2010 the Company tested goodwill for all cash generating units and /or business units representing the lowest level at which goodwill is monitored by management, based on projections of expected discounted cash flows and using assumptions about cost of capital, growth rates and rates used for perpetuity in the cash flow, methodology for the determination of working capital, investment plan and economic long-term financial forecast.

The impairment review process is subjective and requires significant judgment in performing the analysis. The evaluation of cash generating units and/or business units of the Company based on projected cash flows could be negatively affected, mainly if it does not contemplate an eventual deterioration of the petrochemical market, significant reduction in the world petrochemical margins, suspension of activities at the Company’s industrial plants or relevant changes in the economy or financial markets that result in an increased perception of risk or reduction in liquidity and capacity to refinance.

4.       First Time Adoption of IFRS

4.1     Transition of accounting practices

The consolidated financial statements for the year ended December 31, 2010 are the first annual consolidated financial statements to be prepared in conformity with IFRS. The Company applied IFRS 1 – First-time Adoption of International Financial Reporting Standards in the preparation of these consolidated financial statements.

The transition date is January 1, 2009. The Company’s management prepared the opening balance sheet following the IFRS for that date.

4.2      Exemptions and exceptions in the transition of accounting practices

Braskem opted to apply the following exemptions and exceptions relating to retrospective application provided for IFRS 1 – First-time Adoption of International Financial Reporting Standards in the preparation of the opening balance sheet.

4.2.1   Retrospective application exemptions

(i)        Business combinations

IFRS 1 gives the option to apply IFRS 3 – Business Combinations prospectively from the date of transition or at a specific date before the transition date. This option excluded the obligation to apply business combination accounting rules retrospectively to combinations prior to the date of transition. The Company applied this exemption and did not restate the business combinations that occurred before January 1, 2009.

Braskem S.A. and Its Subsidiaries

Notes to the Consolidated Financial Statements

at December 31, 2010 and 2009

Amounts in thousands of Brazilian reais, unless otherwise indicated

(ii)      Employee benefits

The Company opted to recognize in the accumulated deficit all cumulative past actuarial gains and losses at January 1, 2009 for all of the defined benefit pension plans.

(iii)     The following optional exemptions prescribed in the standard mentioned above do not apply to the Company:

•      Cumulative translation adjustments under IAS 21 – The Effects of Changes in Foreign Exchange Rates – applied by the Company since January 1, 2009;

•      Exemption for leases IAS 17 – Leases are not significant to the Company’s operations;

•      Share-based payments IFRS 2 – Already aligned as regards these transactions since January 1, 2009;

•      The standards relating to compound financial instruments – Braskem did not have a balance relating to this type of financial instrument at the date of transition to IFRS.

•      The standards relating to site restoration liabilities included in the cost of land, buildings and equipment – Braskem did not have this type of liability at the date of transition; and

•      Financial assets or intangible assets accounted for in accordance with IFRIC 12 – Service Concession Arrangements – Braskem did not have contracts within the scope of this standard.

4.2.2  Retrospective application exceptions

(i)     Hedge accounting

Management has used hedge accounting since January 1, 2009 only in cases where the hedging relationship meets the criteria prescribed by IAS 39 – Financial Instruments: Recognition and Measurement. At the date of transition, the Company had derivatives designated as cash flow hedges that qualified for hedge accounting (Note 19).

(ii)    Estimates

The estimates in accordance with IFRS on January 1, 2009 were consistent with the previous accounting practices adopted by the Company.

(iii)   Others

The following remaining retrospective application exceptions are not applicable to the Company

•     De-recognition of financial assets and liabilities; and

•     Participation of non-controlling shareholders in subsidiaries.

Braskem S.A. and Its Subsidiaries

Notes to the Consolidated Financial Statements

at December 31, 2010 and 2009

Amounts in thousands of Brazilian reais, unless otherwise indicated

4.3       Reconciliation between BR GAAP and IFRS

IFRS 1 - First-time Adoption of International Financial Reporting Standards requires that the Company prepare a reconciliation of equity at the date of transition and as of December 31, 2009 as well as of the statements of income, comprehensive income and cash flows for the year ended December 31, 2009.

The following tables present the reconciliations of the consolidated for balance sheets and other statements.

4.3.1.   Reconciliation of opening balance sheet

		January 1, 2009
			BRGAAP	Cetrel	RPR
		Consolidated	reclassifications	Desconsolidation	proportional	GAAP	Consolidated
Assets	Note (4.4)	BR GAAP	(4.5)	(4.4.a)	consolidation (4.4.b)	adjustments	adjusted to IFRS

Current assets
Cash and cash equivalents	-	2,429,717	-	(17,812)	1,844	-	2,413,749
Available for sale	-	331,452	-	-	-	-	331,452
Held to maturity	-	187,446	-	-	-	-	187,446
Trade accounts receivable	(j.i)	996,187	-	(9,455)	904	1,138,972	2,126,608
Inventories	(j.v)	2,948,096	-	(1,885)	7,970	(244,975)	2,709,206
Taxes recoverable	-	610,712	-	(1,754)	3,324	-	612,282
Deferred income tax and social contribution	(j.ii)	59,555	-	(416)	-	(59,139)	-
Prepaid expenses	-	65,840	-	(136)	56	-	65,760
Other accounts receivables	-	123,076	-	3	5	-	123,084
		7,752,081	-	(31,455)	14,103	834,858	8,569,587
Non-current assets
Held to maturity	-	11,550	-	(1,833)	-	-	9,717
Trade accounts receivable	-	47,129	-	-	-	-	47,129
Inventories	(j.v)	20,637	-	-	-	(20,637)	-
Taxes recoverable	-	1,201,816	-	-	-	-	1,201,816
Deferred income tax and social contribution	(i)	654,463	-	(9,984)	-	617,090	1,261,569
Judicial deposits	(j.iii)	120,143	(20,211)	(5,293)	-	72,940	167,579
Related parties	-	45,880	-	73	-	-	45,953
Other accounts receivable	-	46,101	20,211	-	44	-	66,356
Investments in subsidiaries	(a)	-	-	104,286	-	(104,286)	-
Investment in associated companies	(a)	23,044	-	-	-	104,286	127,330
Other investments	-	13,742	-	(170)	130	-	13,702
Property, plant and equipment	(c), (e) e (j.v)	10,278,401	-	(80,269)	11,579	884,309	11,094,020
Intangible assets	(d) e (e)	2,378,707	-	(11,992)	-	(24,828)	2,341,887
Deferred charges	(e)	108,248	-	(509)	-	(107,739)	-
		14,949,861	-	(5,691)	11,753	1,421,135	16,377,058

Total assets		22,701,942	-	(37,146)	25,856	2,255,993	24,946,645

Braskem S.A. and Its Subsidiaries

Notes to the Consolidated Financial Statements

at December 31, 2010 and 2009

Amounts in thousands of Brazilian reais, unless otherwise indicated

		January 1, 2009
			BRGAAP	Cetrel	RPR
		Consolidated	reclassifications	Desconsolidation	proportional	GAAP	Consolidated
Liabilities and equity	Note (4.4)	BR GAAP	(4.5)	(4.4.a)	consolidation (4.4.b)	adjustments	adjusted to IFRS

Current liabilities
Suppliers	-	4,906,747	12,731	(2,292)	3,572	-	4,920,758
Loans and financing	(j.i)	2,119,995	-	(4,611)	25,107	1,138,972	3,279,463
Debentures	-	26,276	-	-	-	-	26,276
Hedge accounting transactions	-	31,531	-	-	-	-	31,531
Payroll and social charges	-	218,052	-	(3,450)	483	-	215,085
Taxes payable	-	105,606	-	(1,081)	733	-	105,258
Deferred income tax and social contribution	-	247	-	(247)	-	-	-
Dividends and interest on capital	-	6,604	-	-	104	-	6,708
Advances from customers	-	49,015	37,520	(399)	-	-	86,136
Other provisions	-	19,831	-	(1,078)	116	-	18,869
Other accounts payable	-	121,300	(50,251)	(2,939)	196	-	68,306
		7,605,204	-	(16,097)	30,311	1,138,972	8,758,390
Non-current liabilities
Suppliers	-	18,675	-	-	-	-	18,675
Loans and financing	-	9,039,821	-	(9,880)	-	-	9,029,941
Debentures	-	800,000	-	-	-	-	800,000
Hedge accounting transactions	-	77,913	-	-	-	-	77,913
Taxes payable	(j.iii)	1,231,236	-	(5,306)	-	64,113	1,290,043
Long-term incentives	-	10,453	-	-	-	-	10,453
Deferred income tax and social contribution	(i)	23,302	-	(5,184)	-	156,824	174,942
Private pension plans	(f)	20,041	-	-	12,905	80,828	113,774
Allowance for losses in subsidiaries	(b)	-	-	-	(17,458)	17,458	-
Other provisions	(j.iii)	117,876	-	(453)	98	8,827	126,348
Other accounts payable	(g)	77,565	-	(226)	-	(20,601)	56,738
		11,416,882	-	(21,049)	(4,455)	307,449	11,698,827
Equity
Capital	-	5,375,802	-	-	-	-	5,375,802
Capital reserves	-	396,064	-	-	-	-	396,064
Other comprehensive income	(c)	(102,100)	-	-	-	463,921	361,821
Accumulated deficit	-	(1,989,910)	-	-	-	345,651	(1,644,259)
		3,679,856	-	-	-	809,572	4,489,428

Total liabilities and equity		22,701,942	-	(37,146)	25,856	2,255,993	24,946,645

a)        Reconciliation of opening equity

	Note (4.4)	January 1, 2009

Equity - BRGAAP		3,679,856
Proportional consolidation of RPR	(b)	(17,458)
Additional price-level restatement of property, plant and equipment	(c)	618,562
Reversal of capitalized research and development expenses	(d)	(25,121)
Reversal of deferred charges	(e)	(107,311)
Benefits of pension plan with defined benefit	(f)	(80,828)
Reversal of negative goodwill	(g)	20,601
Deferred income tax on adjustments of practices	(i)	(103,509)
Recording of deferred tax asset on tax loss - over 10 years	(i)	502,024
Recording of deferred tax asset on goodwill of subsidiaries - over 10 years	(i)	2,612
Consolidated equity adjusted to IFRS		4,489,428

Braskem S.A. and Its Subsidiaries

Notes to the Consolidated Financial Statements

at December 31, 2010 and 2009

Amounts in thousands of Brazilian reais, unless otherwise indicated

4.3.2. Reconciliation of December 31, 2009 financial statements

		December 31, 2009
			BRGAAP		Proportional
		Consolidated	reclassifications	Desconsolidation	consolidation	GAAP	Consolidated
Assets	Note (4.4)	BR GAAP	(4.5)	Cetrel (4.4.a)	RPR (4.4.b)	adjustments	adjusted to IFRS

Current assets
Cash and cash equivalents	(j.iv)	2,663,642	-	(32,994)	21,100	31,320	2,683,068
Available for sale	-	261,884	-	-	-	-	261,884
Held to maturity	(j.iv)	204,936	-	-	-	(31,320)	173,616
Trade accounts receivable	(j.i)	1,297,090	-	(6,533)	13,492	362,418	1,666,467
Inventories	(j.v)	1,919,124	-	(1,818)	27,082	(222,633)	1,721,755
Recoverable taxes	-	505,854	-	(3,262)	3,706	-	506,298
Deferred income and social contribution taxes	(j.ii)	59,164	-	(412)	-	(58,752)	-
Prepaid expenses	-	22,295	-	-	-	-	22,295
Other accounts receivable	-	113,336	-	(236)	172	-	113,272
		7,047,325	-	(45,255)	65,552	81,033	7,148,655
Non-current assets
Held to maturity	-	17,787	-	(1,976)	-	-	15,811
Hedge accounting transactions and other derivatives		5,334	(5,334)	-	-	-	-
Trade accounts receivable	-	58,783	-	-	-	-	58,783
Inventories	(j.v)	29,273	-	-	-	(29,273)	-
Recoverable taxes	-	1,259,801	-	-	-	-	1,259,801
Deferred income and social contribution taxes	(i)	973,419	-	(8,560)	-	115,945	1,080,804
Judicial deposits	(j.iii)	154,592	(3,984)	(5,953)	103	73,011	217,769
Related parties	-	100,725	-	-	-	-	100,725
Other accounts receivable	-	69,228	9,318	-	44	-	78,590
Investments in subsidiaries	(a)	-	-	115,991	-	(115,991)	-
Investments in associated companies	(a)	20,686	-	-	-	115,991	136,677
Other investments	-	8,620	-	(15)	-	-	8,605
Property, plant and equipment	(c), (h) e (j.v)	10,044,161	-	(87,740)	13,476	977,781	10,947,678
Intangible assets	(h) e (e)	2,335,955	-	(1,332)	-	(16,764)	2,317,859
Deferred charges	(e)	71,618	-	(402)	-	(71,216)	-
		15,149,982	-	10,013	13,623	1,049,484	16,223,102

Total assets		22,197,307	-	(35,242)	79,175	1,130,517	23,371,757

Braskem S.A. and Its Subsidiaries

Notes to the Consolidated Financial Statements

at December 31, 2010 and 2009

Amounts in thousands of Brazilian reais, unless otherwise indicated

		December 31, 2009
			BRGAAP		Proportional
		Consolidated	reclassifications	Desconsolidation	consolidation	GAAP	Consolidated
Liabilities and equity	Note (4.4)	BR GAAP	(4.5)	Cetrel (4.4.a)	RPR (4.4.b)	adjustments	adjusted to IFRS

Current liabilities
Suppliers	-	3,823,451	15,584	(2,648)	22,396	-	3,858,783
Loans and financing	(j.i)	1,504,063	-	(5,055)	29,068	362,418	1,890,494
Debentures	-	316,729	-	-	-	-	316,729
Hedge accounting transactions and other derivatives	-	52,559	27,108	-	-	-	79,667
Payroll and social charges	-	270,029	-	(4,231)	1,890	-	267,688
Taxes payable	-	1,171,508	-	(2,561)	6,725	-	1,175,672
Dividends and interest on capital	-	2,863	-	(3)	34	-	2,894
Advances from clients	-	29,829	37,990	(431)	-	-	67,388
Other provisions	-	30,748	-	-	178	-	30,926
Other accounts payable	-	104,702	(80,682)	(1,053)	1,868	-	24,835
		7,306,481	-	(15,982)	62,159	362,418	7,715,076
Non-current liabilities
Suppliers	-	23,229	-	-	-	-	23,229
Loans and financing	-	7,439,293	-	(10,164)	5,810	-	7,434,939
Debentures	-	500,000	-	-	-	-	500,000
Hedge accounting transactions	-	31,579	-	-	-	-	31,579
Taxes payable	(j.iii)	1,218,485	-	(5,521)	-	64,184	1,277,148
Long-term incentive	-	7,709	-	-	-	-	7,709
Deferred income and social contribution taxes	(i)	848,839	-	-	-	249,768	1,098,607
Private pension plans	(f)	23,208	-	-	12,841	73,341	109,390
Provision for investment losses in subsidiaries	(b)	-	-	-	(1,829)	1,829	-
Other provisions	(j.iii)	123,097	-	-	194	8,827	132,118
Other accounts payable	(g)	82,899	-	(3,575)	-	(16,006)	63,318
		10,298,338	-	(19,260)	17,016	381,943	10,678,037
Equity
Capital	-	5,473,181	-	-	-	-	5,473,181
Capital reserves	-	416,675	-	-	-	-	416,675
Other comprehensive income	(c)	(66,176)	-	-	-	381,014	314,838
Treasury stock	(h)	(11,932)	-	-	-	1,556	(10,376)
Accumulated losses	-	(1,219,260)	-	-	-	3,586	(1,215,674)
		4,592,488	-	-	-	386,156	4,978,644

Total liabilities and equity		22,197,307	-	(35,242)	79,175	1,130,517	23,371,757

Braskem S.A. and Its Subsidiaries

Notes to the Consolidated Financial Statements

at December 31, 2010 and 2009

Amounts in thousands of Brazilian reais, unless otherwise indicated

		December 31, 2009
			BRGAAP		Proportional
		Consolidated	reclassifications	Desconsolidation	consolidation	GAAP	Consolidated
	Note (4.4)	BR GAAP	(4.5)	Cetrel (4.4.a)	RPR (4.4.b)	adjustments	adjusted to IFRS

Net sales	(j.vi)	15,248,336	727,296	(45,528)	195,265	10,701	16,136,070
Cost of sales	(c), (d), (e), (h)	(12,664,816)	(681,522)	26,862	(163,692)	(46,528)	(13,529,696)
Gross profit		2,583,520	45,774	(18,666)	31,573	(35,827)	2,606,374

Operating income (expenses)
Selling	-	(251,358)	(47,876)	1,375	(988)	-	(298,847)
Distribution	-	(284,238)	(16,497)	-	-	-	(300,735)
General and administrative	(e) e (g)	(586,069)	(94,195)	6,803	(6,218)	31,369	(648,310)
Research and development	-	(52,196)	(10,923)	-	-	-	(63,119)
Equity in the results of investees	(b)	(12,086)	-	10,294	(10,649)	15,629	3,188
Profitable purchase - business combination	(h)	-	-	-	-	102,051	102,051
Depreciation and amortization	(e) e (g)	(123,717)	123,717	-	-	-	-
Other operating income (expenses), net	(f), (h), (e), (j.vi)	1,586	-	(168)	153	2,134	3,705

Operating income		1,275,442	-	(362)	13,871	115,356	1,404,307

Financial income (expenses)
Financial expenses	-	693,991	-	1,695	(10,247)	-	685,439
Financial income	-	(327,972)	-	(3,957)	599	-	(331,330)
		366,019	-	(2,262)	(9,648)	-	354,109

Profit before income tax and social contribution		1,641,461	-	(2,624)	4,223	115,356	1,758,416

Income tax and social contribution - current	-	(350,628)	-	1,300	(4,223)	-	(353,551)
Income tax and social contribution - deferred	(i)	(523,041)	-	1,324	-	(484,657)	(1,006,374)
		(873,669)	-	2,624	(4,223)	(484,657)	(1,359,925)

Net income for the year		767,792	-	-	-	(369,301)	398,491

Statement of comprehensive income

	Year ended December 31, 2009
	Consolidated	Adjustments and	Consolidated
	BR GAAP	reclassifications	IFRS

Net income for the year	767,792	(369,301)	398,491

Other comprehensive income:
Fair value variation in financial assets	(10,722)	-	(10,722)
Fair value of cash flow hedges, net of taxes	42,794	-	42,794
Deferred income tax and social contribution - effects on other comprehensive income	3,851	-	3,851
Total other comprehensive income	35,923	-	35,923

Comprehensive income for the period attributable to shareholders'	803,715	(369,301)	434,414

BR GAAP does not require the presentation of a statement of comprehensive income and therefore the above reconciliation starts with the net income for the year.

Braskem S.A. and Its Subsidiaries

Notes to the Consolidated Financial Statements

at December 31, 2010 and 2009

Amounts in thousands of Brazilian reais, unless otherwise indicated

a)   Reconciliation of equity at December 31, 2009 and net income for the year then ended

		December 31, 2009
	Note (4.4)	Shareholders' equity	Net income

Equity -BRGAAP		4,592,488	767,792
Adjustment of proportional consolidation - RPR	(b)	(1,829)	15,629
Additional price-level restatement of property, plant and equipment	(c)	577,296	(41,266)
Reversal of capitalized research and development expenses	(d)	-	25,121
Reversal of deferred charges	(e)	(70,980)	36,330
Pension plan benefits - Defined benefit	(f)	(73,341)	7,487
Reversal of negative goodwill balances	(g)	16,006	(4,595)
Business combination - Triunfo	(h)	95,206	93,650
Write-off of goodwill - Triunfo Business Combination	(h)	(17,000)	(17,000)
Deferred income tax - IFRS Adjustments	(i)	(141,546)	17,636
Recording of deferred income on tax losses - over 10 years	(i)	-	(502,024)
Recording of deferred income tax on goodwill of subsidiaries - over 10 years	(i)	2,344	(269)
Equity - Adjusted by CPCs and IFRS		4,978,644	398,491

b)   Cash flow reconciliation

		December 31, 2009
	Note 4.4	Consolidated BR GAAP	RPR proportional consolidation and Cetrel Desconsolidation	GAAP adjustments	Consolidated adjusted to IFRS

Net income before income tax and social contribution		1,641,461	1,599	115,356	1,758,416
Adjustments ro reconcile net income (loss)		144,546	(95,467)	(124,869)	(75,790)
Variation of assets and liabilities		(420,844)	85,962	(766,426)	(1,101,308)
Cash provided by operating activities		1,365,163	(7,906)	(775,939)	581,318
Cash provided by investing activities	(h)	(842,934)	4,901	30,706	(807,327)
Cash provided by financing activities		(288,304)	7,079	776,553	495,328
Net cash provided in the period		233,925	4,074	31,320	269,319

Cash at the begining of the period		2,429,717	(15,968)	-	2,413,749
Cash at the end of the period	(j.iv)	2,663,642	(11,894)	31,320	2,683,068
Net cash provided in the period		233,925	4,074	31,320	269,319

Braskem S.A. and Its Subsidiaries

Notes to the Consolidated Financial Statements

at December 31, 2010 and 2009

Amounts in thousands of Brazilian reais, unless otherwise indicated

Breakdown of adjustments to reconcile the cash flow presentation:

		Adjustments	Reclassifications
		to effect	to effect
	Note (4.4)	the Cash flow	the Cash flow	Total

Net income adjusted before income tax and social contribution
Bargain purchase	(h)	102,051	-	102,051
Depreciation - Triunfo (*)	(h)	(4,315)	-	(4,315)
Inventories realization of capital gains - Triunfo	(h)	(4,086)	-	(4,086)
Write-off of goodwill - Triunfo	(h)	(17,000)	-	(17,000)
Negative goodwill reversion (*)	(g)	(4,595)	-	(4,595)
Depreciation of additional price - level restatement of property, plant and equipment (*)	(c)	(41,266)	-	(41,266)
Actuarial gain/loss	(f)	7,487	-	7,487
Reversal in amortization of the capitalized interest on researchs and development (*)	(d)	25,121	-	25,121
Deferred amortization reversal (*)	(e)	36,330	-	36,330
Provision for loss on jointly controlled company	(b)	15,629	-	15,629
		115,356	-	115,356

Adjustments to reconcile net income
Depreciation and amortization of the period	(*)	(11,275)	-	(11,275)
Equity investees	(b)	(15,629)	-	(15,629)
Bargain purchase	(h)	(102,051)	-	(102,051)
Others	(h)	4,086	-	4,086
		(124,869)	-	(124,869)

Changes in Assets and Liabilities
Held for trading	(j.iv)	-	31,320	31,320
Trade accounts receivable	(j.i)	-	(776,553)	(776,553)
Inventories	(j.v)	-	(13,706)	(13,706)
Other accounts payable	(f)	(7,487)	-	(7,487)
		(7,487)	(758,939)	(766,426)

Cash used in investing activities
Write-off of goodwill - Triunfo	(h)	17,000	-	17,000
Additions to property, plant and equipment	(j.v)	-	13,706	13,706
		17,000	13,706	30,706

Cash used in financial activities
Short term debt capture	(j.i)	-	776,553	776,553
		-	776,553	776,553

(*) Adjustments on depreciation and reversal of the amortization that effects the net income of the period.

4.4     Notes to the reconciliation between BR GAAP and IFRS

a)      Investment in associated company

IAS 28 – Investments in Associates establishes that an investment over which the investor has significant influence without exercising any form of individual or joint control should be classified as an associate and recorded in the financial statements according to the equity method.

Under BRGAAP, the Company had classified Cetrel as a jointly-controlled investee and its financial statements were proportionally consolidated. However, upon the application IAS 28 – Investments in Associates, Cetrel was classified as an associate and recorded in the financial statements according to the equity method.

On December 31, 2009, Braskem held 53.66% of Cetrel’s capital stock (54.24% on December 31, 2008). Despite this participation, the Company cannot guarantee the permanent nomination of a majority of the members of the board (body responsible for setting the general business guidelines of Cetrel). The board has five members, including two appointed by a minority shareholder. Of the three remaining members, one is appointed by other minority shareholders, as stipulated in the bylaws, while Braskem appoints the other two board members. Therefore Braskem does not have management control over Cetrel.

Braskem S.A. and Its Subsidiaries

Notes to the Consolidated Financial Statements

at December 31, 2010 and 2009

Amounts in thousands of Brazilian reais, unless otherwise indicated

In the opening balance sheet and at December 31, 2009, the balance of Cetrel was reclassified from investments in subsidiaries to investments in associates in the amount of R$ 104,286 and R$ 115,991 respectively.

The Company's consolidated financial statements were affected by the deconsolidation of Cetrel whose balance sheets and income statement are as follows:

Balance sheet	2009	2008		2009	2008
Assets			Liabilities and Equity
Current assets			Current liabilities
Cash and cash equivalents	61,486	32,838	Suppliers	6,478	4,745
Trade accounts receivable	13,717	17,950	Loans and financing	9,421	8,501
Inventories	3,388	3,476	Salaries and social charges	7,884	6,360
Taxes recoverable	6,078	3,233	Taxes payable	4,773	1,993
Deferred taxes	767	767	Deferred taxes	-	456
Prepaid expenses	-	250	Dividends and interest on capital	5	1,637
Related parties	-	1,472	Advances from customers	804	735
Other accounts receivable	447	166	Other provisions and accounts payable	1,962	7,407
	85,883	60,152		31,327	31,834
Non-current assets
Held to maturity	3,682	3,380	Non-current liabilities
Deferred taxes	15,952	18,406	Loans and financing	18,941	18,215
Judicial deposits	11,094	9,757	Taxes payable	10,289	9,782
Other investments	28	314	Deferred taxes	-	9,557
Property, plant and equipment	146,726	147,984	Other accounts payable	6,662	1,388
Intangible assets	2,482	2,237		35,892	38,942
Deferred charges	749	939
	180,713	183,017	Equity	199,377	172,393

Total assets	266,596	243,169	Total liabilities and equity	266,596	243,169

Statement of operations	2009

Net sales	102,133
Cost of services provided	(67,571)
Gross profit	34,562
Operating expenses, net	(15,257)
Financial results	4,190
Profit before income tax and social contribution	23,495
Income tax and social contribution	(4,861)
Net income for the year	18,634

Braskem S.A. and Its Subsidiaries

Notes to the Consolidated Financial Statements

at December 31, 2010 and 2009

Amounts in thousands of Brazilian reais, unless otherwise indicated

b)      Investment in jointly-controlled company

In accordance with IAS 31 – Interests in Joint Ventures, jointly-controlled companies may be recognized either under the proportional consolidation or equity accounting methods. For purposes of IFRS the investment in the jointly-controlled company RPR was included in the consolidated financial statements of the Company using the proportional consolidation method, which requires that assets, liabilities, income and expenses be combined line by line with similar items in the financial statements proportionally to the participation in the total capital of the investee.

The shared management of RPR between Braskem, Ultrapar and Petrobras is provided for in a shareholders agreement.

The financial statements of RPR at the date of the transition and at December 31, 2009 are as follows:

Balance sheet	December, 2009	December, 2008		December, 2009	December, 2008
	(i)	(i)		(i)	(i)
Current assets			Current liabilities
Cash and cash equivalents	63,554	5,555	Suppliers	68,568	10,758
Trade accounts receivable	41,748	2,724	Loans and financing	87,555	75,625
Inventories	81,574	24,007	Payroll and social charges	6,228	1,454
Recoverable taxes	11,162	10,014	Taxes payable	20,255	2,207
Prepaid expenses	-	168	Dividends and interest on capital	103	313
Other accounts receivable	517	16	Other provisions	-	3,521
	198,555	42,484	Other accounts payable	5,627	597
Non-current assets				188,336	94,475
Judicial deposits	311	-	Non-current liabilities
Other accounts receivable	134	134	Loans and financing	17,500	-
Investments	-	392	Other accounts payable	39,263	35,994
Property, plant and equipment	40,591	34,875		56,763	35,994
	41,036	35,401
			Equity	(5,508)	(52,584)

Total assets	239,591	77,885	Total liabilities and equity	239,591	77,885

Statement of income	December, 2009
	(i)
Net Sales	752,922
Cost of sales and services rendered	(659,111)
Gross profit	93,811
Operating expenses, net	(21,242)
Financial income	(29,060)
Profit before income tax and social contribution	43,509
Income tax and social contribution taxes	(12,719)
Net income for the year	30,790

(i)    Braskem held 33.20% of RPR’s capital at December 31, 2009 and January 1, 2009. The financial statements were consolidated on a proportional basis, with applicable eliminations.

Braskem S.A. and Its Subsidiaries

Notes to the Consolidated Financial Statements

at December 31, 2010 and 2009

Amounts in thousands of Brazilian reais, unless otherwise indicated

c)       Additional price-level restatement

In accordance with BR GAAP, price-level restatement for inflation was discontinued as from January 1, 1996. Up to that date, the consolidated financial statements were adjusted to reflect the effects of inflation on the balances of non-current assets and equity, against the statement of income for the year.

However, in accordance with IFRS, Brazil was considered a hyperinflationary economy through January 1, 1998, thus requiring that the 1996 and 1997 financial statements be adjusted to reflect the effects of inflation for these two years. In accordance with IAS 29 – Financial Reporting in Hyperinflationary Economies, this requirement resulted in the financial statements of the Company being adjusted to include additional price-level restatement, through the application of the general market price index (IGP-M) which impacted non-current assets, in the amount of R$ 618,562 on January 1, 2009 and R$ 577,296 on December 31, 2009. Furthermore, the related deferred tax and social contribution of R$ 154,641 was accounted for on January 1, 2009 and R$ 196,282 on December 31, 2009.

In 2009, the statement of income was impacted by the depreciation of the adjustment, in the amount of R$ 41,266, and corresponding tax effects of R$ 14,030, with a net effect of R$ 27,236 and such effect will continue until the additional price-level restatement is fully amortized.

d)     Reversal of capitalized research costs

Research costs are defined by IAS 38 – Intangible Assets as original investigation with an expectation to acquire new scientific or technical knowledge. Accordingly, they cannot be classified as intangible assets, as they do not represent an item which is identified and controlled and which will generate future economic benefits. Research costs are therefore required to be recorded as an expense as incurred.

Upon the adoption of this standard, the Company has reversed the entire opening balance of research costs against retained earnings in the amount of R$ 25,121, in addition to recognizing the deferred tax effect of R$ 6,280. On December 31, 2009, the balance of research was wholly amortized, and, accordingly, there was no adjustment at that date.

The results of 2009 were impacted by the reversal of amortization originally recorded in the amount of R$ 25,121 with an impact on deferred income tax and social contribution of R$ 8,541.

e)    Reversal of deferred charges

On January 1, 2009 in order to comply with the mandatory requirements of IFRS, the Company wholly reversed its deferred charges in the amount of R$ 107,739 and R$ 71,216 on December 31, 2009. The effect on accumulated deficit was R$ 107,311 and R$ 70,980, respectively. On January 01, 2009 R$ 135 was reclassified to property, plant and equipment and R$ 293 to intangible assets (December 31, 2009 – R$ 236).

Those reversals resulted in a deferred tax effect of R$ 26,828 on January 1, 2009 and R$ 24,133 on December 31, 2009.

The results of 2009 were impacted by the reversal of the amortization originally recorded in the amount of R$ 36,330 with an impact on the deferred income tax and social contribution in the amount of R$ 12,352.

Braskem S.A. and Its Subsidiaries

Notes to the Consolidated Financial Statements

at December 31, 2010 and 2009

Amounts in thousands of Brazilian reais, unless otherwise indicated

f)     Defined benefit pension plans

With the adoption of the exception in IFRS 1 – First-time Adoption of International Financial Reporting Standards (Note 24), the Company recognized in the opening balance an actuarial loss against accumulated deficit in the amount of R$ 80,828 with a deferred income tax and social contribution effect of R$ 20,207 on January 1, 2009 and R$ 24,936 on December 31, 2009.

On December 31, 2009, this actuarial loss totaled R$ 73,341 with a positive impact in the results for 2009 of R$ 7,487 and a deferred income tax and social contribution effect of R$ 2,546.

g)    Reversal of negative goodwill

Upon the adoption of IFRS 1 - First-time Adoption of International Financial Reporting Standards, the previously recorded negative goodwill as of January 1, 2009 was wholly reversed against accumulated deficit in the amount of R$ 20,601 (R$ 16,006 on December 31, 2009). The amount comprises R$ 11,870 and R$ 8,731 (R$7,275 and R$ 8,731 on December 31, 2009) from the acquisition of Nova Camaçari and Cinal, respectively. For 2009 the profit or loss account was impacted by the reversal of negative goodwill amortization of Nova Camaçari in the amount of R$ 4,595.

The amount of R$ 8,731, relating to negative goodwill on the investment in Cinal, gave rise to deferred taxes of  R$ 2,183 on January 1, 2009 and R$ 2,969 on December 31, 2009.

h)    Business combination - Triunfo

IFRS 3 – Business Combinations establishes that a transaction is a business combination when an entity acquires control of a business, and that identifiable assets acquired and the liabilities assumed in connection with the operation should be measured at respective fair values on the date of acquisition.

As mentioned in Note 1(f.1), on May 5, 2009, the Company acquired the control of Triunfo. The payment for the transaction was made with the issue of 13,387,157 Braskem preferred shares class “A” which were delivered to the Triunfo shareholders. The fair value of the shares on the date of acquisition was R$92,505.

The Company recognized R$155,425 in the result of 2009 as a bargain purchase gain with an impact on deferred taxes of R$53,374. The acquired assets were adjusted to fair value as follows: fixed assets R$ 152,895; inventories R$4,086; and treasury shares, R$ 1,556.

The resulting goodwill based on BR GAAP of R$17,000 was wholly reversed to the results of 2009, with an effect on deferred taxes of R$5,780.

Also, the results of 2009 were adjusted by depreciation on the fair value appreciation of fixed assets of R$4,315 and full realization of inventories of R$4,086 with a deferred tax effect of R$2,856.

Braskem S.A. and Its Subsidiaries

Notes to the Consolidated Financial Statements

at December 31, 2010 and 2009

Amounts in thousands of Brazilian reais, unless otherwise indicated

i)     Deferred taxes on IFRS adjustments

Deferred income tax and social contributions were calculated on the adjustments resulting from the changes in accounting practices, upon adoption of IFRS, at the rate of 25% on January 1, 2009 and 34% on December 31, 2009. The effect of the rate change from 25% to 34% was recognized in the results of the year 2009 in the amount of R$18,409.

Deferred income tax and social contribution with an impact on asset, liabilities and results are as follows:

		January 1, 2009
			Deferred taxes
	Note (4.4)	Adjustment	Assets	Liabilities
Adjustments affecting deferred taxes:
Additional price-level restatement of property, plant and equipment	(c)	618,562	-	(154,641)
Capitalized research costs	(d)	(25,121)	6,280	-
Reversal of capitalized pre-operating expenses	(e)	(107,311)	26,828	-
Defined benefit pension plan	(f)	(80,828)	20,207	-
Reversal of negative goodwill (Cinal)	(g)	8,731	-	(2,183)
Deferred taxes on the above-mentioned adjustments			53,315	(156,824)
Reclassification of current assets	(j.ii)		59,139	-
Recording of deferred taxes on tax losses - over 10 years			502,024	-
Recording of deferred taxes on goodwill in subsidiaries - over 10 years			2,612	-
Total impact on deferred taxes			617,090	(156,824)

		December 31, 2009
			Deferred	Deferred taxes
	Note (4.4)	Adjustment	tax effect	Assets	Liabilities	Results
Adjustments affecting deferred taxes:
Additional price-level restatement of property, plant and equipment	(c)	577,296	(41,266)	-	(196,282)	14,030
Reversal of capitalized research costs	(d)	-	25,121	-	-	(8,541)
Reversal of capitalized pre-operating expenses	(e)	(70,980)	36,330	24,133	-	(12,352)
Defined benefit pension plan	(f)	(73,341)	7,487	24,936	-	(2,546)
Reversal of negative goodwill balances (Cinal)	(g)	8,731	-	-	(2,969)	-
Business combination - Triunfo	(h)	148,580	(8,401)	-	(50,517)	2,856
Write-off of goodwill - Triunfo business combination	(h)	(17,000)	(17,000)	5,780	-	5,780
Deferred taxes on the above-mentioned adjustments				54,849	(249,768)	(773)
Complementary adjustments as of 01/01/2009 - 9% Social contribution				-	-	18,409
Deferred income tax losses - over 10 years	(j.ii)			-	-	(502,024)
Reclassification of current assets balance				58,752	-	-
Deferred income tax on goodwill of merged companies - over 10 years				2,344	-	(269)
Total impact on deferred taxes				115,945	(249,768)	(484,657)

In accordance with BR GAAP, the deferred income tax and social contributions asset is limited to the amount that, supported by projections of future taxable profits, are expected to be realized by the Company in up to 10 years. For this reason, the Company did not recognize a deferred income tax and social asset in the amount of R$504,636.

With the adoption of IFRS, the Company adjusted the opening balances in its financial statements to recognize the deferred income tax and social contribution asset which exceeded the 10-year limit - since in accordance with the new accounting practice, there is no limit on the time during which the deferred income tax and social contribution can be realized.

In 2009, the Company realized R$502,024 upon joining the REFIS federal tax installment program and has adjusted the financial statements to recognize this amount in the results of 2009.

Braskem S.A. and Its Subsidiaries

Notes to the Consolidated Financial Statements

at December 31, 2010 and 2009

Amounts in thousands of Brazilian reais, unless otherwise indicated

J)         Reclassifications

The following reclassifications were made in the financial statements of the Company to comply with the requirements of IFRS:

(i)           IAS 32 – Financial Instruments: Presentation states that financial assets and liabilities may only be offset when legally or contractually allowed. Accordingly, discounted receivables and advances on export contracts, which were previously recorded as reductions of trade accounts receivable, were reclassified to loans and financing, in the amount of R$ 1,138,972 on January 1, 2009 and R$ 362,418 on December 31, 2009.

(ii)          The balances of deferred taxes that were presented as current assets were reclassified to non-current assets in the opening balances of the financial statements in the amount of R$59,139 on January 1, 2009 and R$ 58,752 on December 31, 2009.

(iii)          IAS 1 – Presentation of Financial Statements determines that assets and liabilities and revenues and expenses should not be offset, since such offset could compromise the understanding of the financial statements of the Company and evaluation of future cash flows. Accordingly, the balances of judicial deposits, which were previously offset against the respective provision, were reclassified to non-current assets in the amounts of R$ 72,940 on January 1, 2009 and R$ 73,011 on December 31, 2009.

The reclassifications were made to non-current taxes payable in the amount of R$ 64,113 on January 1, 2009 and R$ 64,184 on December 31, 2009 and various non-current provisions in the amount of R$ 8,827 on January 1, 2009 and on December 31, 2009.

(iv)          IAS 7 – Statement of Cash Flows defines as cash equivalents short-term financial applications of high liquidity that can be promptly converted into a known amount of cash and are subject to insignificant risk of change in value. Adopting this definition, the Company identified securities held in the FIQ Sol fund which qualify as cash equivalents in the amount of R$ 31,320 at December 31, 2009.

(v)           IAS 16 – Property, Plant and Equipment defines that spare and replacement parts can be classified as fixed assets when the entity expects to use them for more than one year, in connection with a fixed asset item. Accordingly, maintenance materials in inventory which satisfy this condition were transferred from current assets and non-current assets to property, plant and equipment in the amount of R$ 265,612 on January 1, 2009 and  R$ 251,906 on December 31, 2009.

(vi)          IAS 20 – Accounting for Government Grants and Disclosure of Government Assistance establishes that a subsidy has to be presented in the income statement as a deduction from operational revenues and matched with the corresponding expenses. The tax benefits of the incentive of ‘ICMS-Prodesin’ were reclassified from other operational revenues to sales deductions in the amount R$ 10,701 on December 31, 2009.

4.5      BR GAAP reclassifications

The Company made reclassifications in its BR GAAP financial statements on January 1, 2009 and December 31, 2009 to improve comparability with December 31, 2010. The most significant reclassifications are as follows:

Braskem S.A. and Its Subsidiaries

Notes to the Consolidated Financial Statements

at December 31, 2010 and 2009

Amounts in thousands of Brazilian reais, unless otherwise indicated

•   Reclassification of insurance payable, previously presented as other accounts payable, to suppliers in the current liabilities group (R$ 12,731 in the opening balance sheet and R$ 15,584 on December 31, 2009).

•   Reclassification of advances from customers, previously presented as other accounts payable, to a separate current liability category (R$ 37,520 in the opening balance sheet and R$ 37,990 on December 31, 2009).

•   Reclassification of derivative financial instruments, previously classified as other accounts payable, to hedge accounting transactions in non-current liabilities (R$ 27,108 on December 31, 2009).

•   Reclassification of derivative financial instruments, previously presented as a separate current asset, to other accounts receivable (R$ 5,334 on December 31, 2009).

•   Reclassification of Eletrobrás compulsory deposits, previously presented as judicial deposits, to other accounts receivable in the non-current asset group (R$ 20,211 in the opening balance sheet and R$ 3,984 on December 31, 2009).

•   The result of 2009 had been published in BR GAAP with expenses classified by nature, and was adjusted to show the expenses classified by function. Expenses with depreciation and amortization were proportionally reclassified to selling, distribution, general and administrative and research and development expenses, in the amount of R$ 123,717.

•   Reclassification of expenses with impairment of property, plant and equipment and discontinued projects that were registered as other operating income (expenses), net to a separate category in the amounts of R$ 84,498 and R$ 18,200, respectively, in 2009.

•   In the statement of income for 2009, the cost of discontinued projects was reclassified to impairment of property, plant and equipment in the amount of R$ 60,387.

•   In the statement of income for 2009, sales freights and other selling expenses, presented as deductions in net sales revenues, were reclassified to cost of sales and selling expenses in the amounts of R$ 681,522 and R$ 45,774, respectively.

5       Business Combinations

5.1    Quattor Participações S.A.

On January 22, 2010, the shareholders of Braskem S.A.  (Odebrecht S.A. – ODB, Odebrecht Serviços e Participações S.A. – OSP, Petróleo Brasileiro S.A. – Petrobras  and Petrobras Química S.A. – Petroquisa, the “Companies”), together with União de Indústrias Petroquímicas S.A. - Unipar entered into an Investment Agreement (“Investment Agreement”) to regulate the terms and conditions for the acquisition, by Braskem, of the investments held by Unipar in the Petrochemical industry. Petrobras consolidated its investments in the Petrochemical industry in Braskem.

On April 27, 2010, Braskem purchased 143,192,231 shares of the outstanding capital of Quattor Participações S.A (“Quattor”) representing 60% of its voting capital and made an advance payment of R$ 659,454. The initially agreed price was subject to monetary indexation through the acquisition date based on the terms of the Investment Agreement. On April 30, 2010, Braskem acquired control of the Quattor and appointed the members of Quattor’s Board of Directors. April 30, 2010 constitutes the acquisition date for the purpose of the business combination.

Braskem S.A. and Its Subsidiaries

Notes to the Consolidated Financial Statements

at December 31, 2010 and 2009

Amounts in thousands of Brazilian reais, unless otherwise indicated

Under the Investment Agreement, when Braskem acquired the 60% voting interest in Quattor it assumed an obligation to acquire the following interests:

(i)     40% of interest in Quattor Participações S.A. held by Petrobras through an exchange of 18,000,087 Braskem shares;

(ii)   33.33% of Polibutenos S.A held by Unipar Participações S.A. for a cash consideration of R$ 22,326;

(iii)   0.68% non-controlling voting interest in Quattor Química S.A., in accordance with the tag-along right under the Brazilian Corporation Law; and

(iv)   25% voting interest in Rio Polímeros S.A (“RioPol”) held by BNDESPAR.

Although the Company did not obtain the legal right over the aforementioned participations on the acquisition date, all the events described were accounted for on April 30, 2010,  since the Investment Agreement included the Company’s obligation to acquire all remaining non-controlling interests (after acquiring the 60% voting interest in Quattor).

The table below summarizes the consideration paid, shares issued  to the  stockholders of the Quattor Group, and liabilities assumed by Braskem, as well as the fair value of the acquired assets and liabilities assumed which were accounted for on the acquisition date:

Consideration paid

Cash	704,298
Shares issued (the amount of R$250,049 also includes Braskem shares issued for the purchase of other interests in this business combination)	250,049
BNDESPAR put option assumed by the Company and other obligations	218,739

Total consideration (A)	1,173,086

Fair value of identifiable assets acquired and liabilities assumed
Current assets
Inventory	823,012
Other current assets	1,383,104
Non-current assets
Property, plant & equipment	7,531,158
Intangible assets	560,430
Other non-current assets	990,850

Current liabilities	2,903,113
Non-current liabilities
Other provisions	220,619
Deferred income tax and social contribution	623,173
Other non-current liabilities	5,527,104
Total identifiable assets acquired and liabilities assumed (B)	2,014,545
Business combination result ( A) – (B)	841,459

Braskem S.A. and Its Subsidiaries

Notes to the Consolidated Financial Statements

at December 31, 2010 and 2009

Amounts in thousands of Brazilian reais, unless otherwise indicated

The R$ 841,459 bargain purchase gain was accounted for under “gain from business combination” in the statement of income. The bargain purchase was attributable to the terms of negotiation with the shareholders of Quattor.

The shares issued by the Company as part of consideration for the acquisition were valued based on the BM&FBovespa stock price on April, 30, 2010, totaling R$ 197,101.

The fair values of the assets acquired and liabilities assumed were determined by independent appraisers contracted by the Company, as summarized below:

        i.  The fair value of inventory was determined based on its sale value net of taxes at the appraisal report date by applying the market approach method. The difference between the book value and the fair value was R$ 68,009;

       ii.  The method used to determine the fair value of property, plant and equipment was the replacement cost approach. The Company’s management, together with the independent external appraisers, concluded that it was not practicable to apply the market approach, as the individual value of each asset does not reflect the economic value of a petrochemical plant, which includes the value of the technology, cost of the supporting facilities and the integration with the production and finished products transportation system. When valuing these assets the Company and its independent appraisers took into account (i) the cost of new similar plants; (ii) recent quotes for the expansion and replacement of similar assets; and (iii) market price for the purchase of a new similar asset, in the same usage conditions as when last inspected, among other assumptions. Property, plant and equipment at fair value totaled R$1,492,091 on April 30, 2010;

      iii.   As a result of the fair value allocation assessment the Company identified net gains in the future cash flows of supplier and customer contracts which were brought to present value at a 14.1% discount rate. Additionally, the Company fair valued existing trademarks, based on registration costs, and technology,  based on the payroll and administrative costs incurred in the research carried out in partnership with the Federal University of Rio de Janeiro. The identifiable intangible assets, trademarks and the new technology were valued at R$ 393,878;

     iv.   The Company recorded the fair value of tax contingencies involving possible losses. The amounts recorded refer to VAT, PIS, COFINS, income tax and social contribution contingencies totaling R$210,695; and

      v.   The fair value of loans and financings was determined based on the income approach. However, the Company did not record this fair value since the loans and financings contracts contained early repayment clauses (with potential immediate repayment) and were fully settled during the year, with any effect offset in the statement of income.

The net revenues in the consolidated statement of income since April 30, 2010 include R$ 4,412,244 in net revenues of Quattor Participações S.A. Quattor also contributed with net income of R$ 58,461 in the same period based on the evaluation of contingencies and the loss probability estimates by external legal advisors.

Braskem S.A. and Its Subsidiaries

Notes to the Consolidated Financial Statements

at December 31, 2010 and 2009

Amounts in thousands of Brazilian reais, unless otherwise indicated

The Quattor acquisition was subject to final approval by the antitrust authority - CADE. Brazilian law permits transactions to go ahead before the final approval by the Brazilian antitrust authorities. That transaction was submitted to CADE on February 5, 2010. Under Brazilian Corporation Law, CADE may seek to block the transaction or it may require the parties to enter into an agreement to sell part or all of the interests acquired. On February 23, 2011, CADE approved the transaction with no significant restrictions (Note 36).

5.2       Petroquímica Triunfo S.A.

On April 30 and May 5, 2009, the General Extraordinary Shareholders Meetings held by Braskem and Triunfo, respectively, approved the acquisition and merger of Triunfo by the Company. This represents the final phase of the merger of the petrochemical assets held by Petroquisa and it was conducted under the terms of the Investment Agreement dated November 30, 2007, between Petrobras, Petroquisa, Odebrecht and Norquisa.

Braskem acquired control of Triunfo on May 5, 2009 when it acquired 100% of its voting capital. On this same date, the Company merged Triunfo into Braskem.

The table below summarizes the consideration paid through the issuance of shares, and the value of the assets acquired and liabilities assumed which were accounted for on the acquisition date:

Consideration

Shares issued (13,387,157 Braskem shares issued in exchange for 100% of Triunfo’s voting capital)	92,505

Total consideration (A)	92,505

Fair value of the identifiable assets acquired and liabilities assumed
Current assets
Inventory	46,268
Other current assets	95,566
Non-current assets
Property, plant & equipment	179,957
Other non-current assets	20,657

Current liabilities	23,283
Non-current liabilities	124,609
Total identifiable assets acquired and liabilities assumed (B)	194,556
Business combination result (A) – (B)	102,051

For purposes of determining the exchange ratio of shares issued by Triunfo for shares issued by Braskem, Banco Brasdesco BBI S.A. was contracted to perform an independent financial and economic analysis of Triunfo and Braskem, based on their financial statements. In consideration for net assets of Triunfo, Braskem issued 13,387,157 new preferred shares class “A”, valued at R$ 92,505. This fair value was adjusted to reflect the price of Braskem shares at the closing stock price on the BM&FBovespa on the date of the operation.

Braskem S.A. and Its Subsidiaries

Notes to the Consolidated Financial Statements

at December 31, 2010 and 2009

Amounts in thousands of Brazilian reais, unless otherwise indicated

The amount of R$ 102,051 refers to gain from the bargain purchase and was accounted under “gain from business combination” in the statement of income for 2009.

The fair values of the assets acquired and liabilities assumed were determined by independent appraisers contracted by the Company, as summarized below:

        i.  The fair value of inventory was determined based on its sale value net of taxes at the appraisal report date by applying the market approach method. The difference between the book value and the fair value was R$ 4,086;

       ii.  The method used to determine the fair value of property, plant and equipment was the replacement cost approach. The Company’s management, together with the independent external appraisers, concluded that it was not practicable to apply the market approach, as the individual value of each asset does not reflect the economic value of a petrochemical plant, which includes the value of the technology, cost of the supporting facilities and the integration with the production and finished products transportation system. When valuing these assets the Company and its independent appraisers took into account: (i) the cost of new similar plants; (ii) recent quotes for the expansion and replacement of similar assets; and (iii) market price for the purchase of a new similar asset, in the same usage conditions as when last inspected, among other assumptions. Property, plant and equipment at fair value totaled R$152,895 on April 30, 2010; and

      iii.   Braskem shares were valued at R$1,556 based on the market value on May 5, 2010.

Triunfo was merged into the Company immediately after the acquisition.

The acquisition of Triunfo was approved by CADE on July 9, 2009.

5.3     Sunoco Chemicals, Co.

On April 1, 2010, the Company acquired 100% of the outstanding capital stock of Sunoco Chemicals (renamed Braskem PP Americas) headquartered in Philadelphia and paid a cash consideration of R$ 620,838 (US$ 350,721 thousand). The subsidiary has three polypropylene plants located in the states of Pennsylvania, West Virginia and Texas, with an aggregate annual production capacity of 950,000 metric tons, which represents 13% of the total polypropylene installed production capacity of the United States. Braskem PP Americas also has a petrochemicals research facility in Pittsburgh, Pennsylvania.

The acquisition of control of operating and financial policies occurred on April 1, 2010, when the Company approved the transaction and nominated all of the members of the Board.

The following table summarizes the consideration transferred to former shareholders of Sunoco Chemicals, and the values of assets acquired and liabilities assumed recognized at the acquisition date.

Braskem S.A. and Its Subsidiaries

Notes to the Consolidated Financial Statements

at December 31, 2010 and 2009

Amounts in thousands of Brazilian reais, unless otherwise indicated

Consideration

Cash	620,838
Total consideration (A)	620,838

Fair value of identifiable assets acquired and liabilities assumed
Current assets
Inventory	177,070
Non-current assets
Property, plant and equipment	628,698
Intangible assets	285,464
Other non-current assets	11,262

Current liabilities	6,597
Non-current liabilities
Deferred income tax and social contribution	330,421
Other non-current liabilities	18,549
Total identifiable assets acquired and liabilities assumed (B)	746,927
Business combination result (A) - (B)	126,089

On March 29, 2010, the Company entered into an unsecured credit agreement in an aggregate principal amount of R$ 379,344 (US$ 210 million) to finance the Sunoco Chemicals acquisition. The loans under this credit agreement bear interest at the rate of LIBOR plus 2.625% per annum, payable quarterly in arrears through April 2015. The principal amount of these loans is payable in five equal semi-annual installments, commencing in April 2013.

Braskem PP Americas recognized a bargain purchase gain of R$ 126,089 in the statement of income for 2010 which were accounted for under “gain from business combination”, net of deferred tax liabilities, in the amount of R$ 31,228.

The fair values of the assets acquired and liabilities assumed were determined by independent appraisers contracted by the Company, as summarized below:

(a)  The fair value of inventory was determined based on its sale value net of taxes at the appraisal report date by applying the market approach method. The difference between the book value and the fair value was R$ 177,070;

(b)  The method used to determine the fair value of property, plant and equipment was the replacement cost approach. The Company’s management, together with the independent external appraisers, concluded that it was not practicable to apply the market approach, as the individual value of each asset does not reflect the economic value of a petrochemical plant, which includes the value of the technology, cost of the supporting facilities and the integration with the production and finished products transportation system. When valuing these assets the Company and its independent appraisers took into account (i) the cost of new similar plants; (ii) recent quotes for the expansion and replacement of similar assets; and (iii) the market price for the purchase of a new similar asset, under the same usage conditions as when last inspected, among other assumptions. The fair value allocated to property, plant and equipment totaled R$ 628,698; and

Braskem S.A. and Its Subsidiaries

Notes to the Consolidated Financial Statements

at December 31, 2010 and 2009

Amounts in thousands of Brazilian reais, unless otherwise indicated

(c)   As a result of the fair value allocation assessment the Company identified net gains in the future cash flows of supplier and customer contracts which were brought to present value at a 15% discount rate. The identifiable intangible assets and technology developments were valued at R$ 285,464 on the date of the acquisition.

The net revenues included in the statement of income as from April 1, 2010 include R$ 1,891,487 in net revenues of the PP Americas operations. PP Americas also contributed with a net income of R$ 172,735 in the same period.

The PP Americas acquisition was submitted to analysis by the Brazilian antitrust authorities - CADE. Brazilian law permits Braskem to go ahead with the transaction, and to obtain legal and economic control over the acquired business prior to receiving this final approval. Under Brazilian Corporate Law, CADE may block the transaction or it may require the parties to enter into an agreement to sell part or all of the interests acquired. The transaction was submitted for analysis on February 23, 2010 and received the approval on November 3, 2010. The transaction was also subject to U.S. antitrust review on February 23, 2010, and was approved on March 22, 2010.

5.4     Unipar Comercial e Distribuidora

On May 10, 2010 the Company acquired 100% of the voting capital of Unipar Comercial. On that same date, the Company acquired the control over the management and, therefore, established the acquisition date of May 10, 2010 for accounting purposes. The total cash consideration transferred was R$ 27,104. The net fair value of the identifiable assets acquired and liabilities assumed was R$ 35,138. All the increase in fair value, R$ 8,342, related to property, plant and equipment. Deferred taxes of R$ 4,139 were also recognized. A bargain purchase gain of R$7,735 was recognized in the statement of income under “gain from business combination”. On February 23, 2011, CADE approved the transaction without restrictions.

6        Cash and Cash Equivalents

	Consolidated
	2010	2009	01/01/2009
Cash and banks	252,925	335,167	147,647
Financial investments:
Domestic	2,208,475	1,613,189	1,636,428
Foreign	162,870	734,712	629,674

Total	2,624,270	2,683,068	2,413,749

The financial investments in Brazil are represented, mainly, by investment in Braskem’s wholly-owned fund (FIQ Sol) that, in turn, holds fixed income instruments and time deposits. The applications overseas consist of fixed income instruments  issued by top tier financial institutions (Time Deposit), which are very liquid in the market. All the financial investments were classified as “held for trading” and are measured at their fair values with variations recognized in the statement of income.

Braskem S.A. and Its Subsidiaries

Notes to the Consolidated Financial Statements

at December 31, 2010 and 2009

Amounts in thousands of Brazilian reais, unless otherwise indicated

7       Marketable Securities

	2010	2009	01/01/2009
Financial assets
Available for sale
U.S Treasury bonds	-	261,884	331,452

Held for trading
Shares held for trading	84	25,761	-
Investments in FIQ Sol	204,123	91,607	181,883
Investments in foreign currencies	32,112	56,248	-
Other	-	-	5,563

Held to maturity
Subordinated investment fund quotas	28,706	15,811	9,717
Total	265,025	451,311	528,615

Current assets	236,319	435,500	518,898
Non-current assets	28,706	15,811	9,717

Total	265,025	451,311	528,615

U.S. treasury securities were classified by the Company as available-for-sale, and were fully disposed of during 2010. The amount related to the change in fair value, previously recognized as “other comprehensive income” in equity, was transferred to the statement of income.

Braskem S.A. and Its Subsidiaries

Notes to the Consolidated Financial Statements

at December 31, 2010 and 2009

Amounts in thousands of Brazilian reais, unless otherwise indicated

8      Trade Accounts Receivable

	2010	2009	01/01/2009
Clients
Domestic market	1,638,449	1,089,760	1,475,228
Foreign market	587,661	855,754	897,250
Allowance for doubtful accounts	(269,159)	(220,264)	(198,741)
Total	1,956,951	1,725,250	2,173,737

Current assets	1,894,648	1,666,467	2,126,608
Non-current assets	62,303	58,783	47,129
Total	1,956,951	1,725,250	2,173,737

The aging of trade accounts receivable is presented as follows:

	2010	2009

Past-due securities:
Up to 90 days	132,850	143,527
91 to 180 days	1,936	117,002
As of 180 days	230,477	163,631
Allowance for doubtful accounts	(269,159)	(220,264)
Total past-due securities	96,104	203,896
Falling due securities	1,860,847	1,521,354
Total client portfolio	1,956,951	1,725,250

% of past-due securities on total client portfolio	16.41%	21.80%

The change in the allowance for doubtful accounts is as follows:

	2010	2009

Balance of provision at the beginning of the year	(220,264)	(198,741)
Provisions in the period	(66,896)	(60,865)
Disposal of securities considered uncollectible	18,131	61,569
Addition by merger of subsidiary	(130)	(22,227)
Balance of provision at the end of the year	(269,159)	(220,264)

Braskem S.A. and Its Subsidiaries

Notes to the Consolidated Financial Statements

at December 31, 2010 and 2009

Amounts in thousands of Brazilian reais, unless otherwise indicated

Credit quality – trade accounts receivable

Few of the Company's customers have risk ratings assigned by credit rating agencies. Thus, the Company developed its own credit rating system based on the following criteria: a) qualitative analysis made by the commercial and credit departments, focusing on general characteristics of the customers and their business segment, as well as their history/relationship with Braskem and other suppliers and banks;  b) analysis of financial statements; and c) use of the risk rating of SERASA Experian as a basis (SERASA Experian is the largest credit bureau outside the United States with Latin America’s largest database of consumers, companies and economic groups). The combination of these three items provides a risk rating, which is shown below together with the portfolio of receivables from domestic customers as of December 31, 2010. The Company does not apply this rating to all of its foreign customers because most receivables are covered by an insurance policy or letters of credit issued by banks.

1	Minimum risk		23.59%
2	Low risk		27.73%
3	Moderate risk		36.66%
4	High risk		1.35%
5	Very high risk	(i)	10.66%

(i)    Most customers in this range are inactive and the respective accounts are in the process of collection in court. Customers within this range that are still active pay cash for products purchased from Braskem and in advance.

Default rates (*):

  December  2007: 0.16%
  December  2008: 0.71%
  December  2009: 0.25%
  December  2010: 0.13%

(*) Default rate = total of billings issued in the last 12 months which are in default/total billings in the last 12 months.

Braskem S.A. and Its Subsidiaries

Notes to the Consolidated Financial Statements

at December 31, 2010 and 2009

Amounts in thousands of Brazilian reais, unless otherwise indicated

9    Inventories

	2010	2009	01/01/2009

Finished products and work in process	1,876,290	1,084,015	1,386,741
Raw materials, production inputs and packaging	781,594	398,244	635,207
Maintenance materials	240,442	113,219	121,070
Advances to suppliers	56,825	8,928	167,891
Imports in transit and other	60,506	117,349	398,297
Total	3,015,657	1,721,755	2,709,206

Advances to suppliers and imports in transit mainly relate to purchases of the Company’s main raw material, naphtha.

In accordance with IAS 16 – Property, Plant and Equipment, the Company included in its property, plant and equipment the spare and replacement parts which have a useful life, after they are installed in machines and equipment, of more than one year (Note 4.4 (j.v)). Additionally, these parts are used only in connection with specific items of property, plant and equipment, and depreciation begins when they are installed in machinery and equipment and continues over their useful life.

Braskem S.A. and Its Subsidiaries

Notes to the Consolidated Financial Statements

at December 31, 2010 and 2009

Amounts in thousands of Brazilian reais, unless otherwise indicated

10        Related Parties

	Assets				Liabilities
	Current		Non-current		Current		Non-current
	Other accounts		Related parties		Other accounts		Related parties
Jointly-controlled companies
RPR	7,596	(i)	-		-		-
PROPILSUR	3,497	(ii)	-		-		15,001	(vii)
POLIMERICA	4,257	(ii)	-		-		14,538	(vii)
	15,350		-		-		29,539
Associated companies
Borealis	7,337	(iii)	-		-		-
CETREL	-		-		1,907	(vi)	-
Sansuy	-		-		219	(vi)	-
	7,337		-		2,126		-
Related companies
BRK Investimentos	-		-		-		662	(viii)
OCS - Corretora de Seguros ("OCS")	-		-		29	(vi)	-
Petrobrás	131,228	(iv)	53,742	(v)	562,327	(vi)	-
Refinaria Alberto Pasqualini ("REFAP")	-		-		110,008	(vi)	-
Others	-		-		-		1,185	(viii)
	131,228		53,742		672,364		1,847

At December 31, 2010	153,915		53,742		674,490		31,386

(i) Trade accounts receivable
(ii) Other accounts receivable
(iii) Amount in "trade accounts receivable": R$7,150 and in "other accounts receivable": R$187
(iv) Amount in "trade accounts receivable": R$85,245 and in "other accounts receivable": R$45,983
(v) Amount related to loans, subject to TJLP + interest of 2% p.a.
(vi) Amount in "suppliers"
(vii) Advances for Future Capital Increase ("AFAC")
(viii) Intercompany loans, subject to 100% od CDI

Braskem S.A. and Its Subsidiaries

Notes to the Consolidated Financial Statements

at December 31, 2010 and 2009

Amounts in thousands of Brazilian reais, unless otherwise indicated

	Transaction in the income statement from January to December 2010
	Sale of products	Purshase of raw materials, services and utilities	Financial income (expenses)(i)	Cost of production/ general and administrative expenses
Jointly-controlled companies
RPR	228,616	37,743	(2,003)	-
	228,616	37,743	(2,003)	-
Associated companies
Borealis	118,967	5	-	-
CETREL	181	12,881	-	-
Sansuy	-	-	-	-
	119,148	12,886	-	-
Related companies
BRK Investimentos	-	-	(33)	-
CNO	-	82,580	-	-
OCS - Corretora de Seguros	-	1,966	-	-
Odebrecht Plantas Industriais ("OPIP")	-	135,731	-	-
Petrobras	416,081	8,227,866	656	-
Petrobras International Finance ("PIFCo")	70,087	81,091	-	-
Refinaria Alberto Pasqualini ("REFAP")	235,684	1,235,782	-	-
	721,852	9,765,016	623	-

Post-employment benefit plans	-	-	-
Brasilprev	-	-	-	4,102
Fundação Petrobras de Seguridade Social ("Petros")	-	-	-	3,640
Odebrecht Previdência Privada ("Odeprev")	-	-	-	11,413
Triunfo Vida	-	-	-	126
	-	-	-	19,281

At December 1, 2010	1,069,616	9,815,645	(1,380)	19,281

(i) Includes exchange rate variation

The Company has transactions with related parties in the normal course of its operations and activities. The Company believes that all the conditions set forth in contracts with related parties meet the Company’s interests and plans to continue to ensure that future contracts with any related party provide terms and conditions as favorable to the Company as would be the case if they were to be entered into with a third party.

Under the Company’s bylaws, the Board of Directors has the power to decide on any contract between the Company and its common shareholders, companies controlled by them, or persons that hold common shares or are quotaholders of companies that are common shareholders of the Company, in amounts above R$ 5,000 per operation. Furthermore, the Company has a Finance and Investment Committee (CFI), whose duties are, among others, to monitor the investments and contracts with related parties approved by the Company's Board of Directors.

It is worth noting that the Brazilian Corporation Law forbids officers and board members from: (i) rashly using the Company’s assets and with prejudice thereto; (ii) intervening in operations where such officers and board members have a conflict of interest with the Company or decisions they may participate in; and (iii) receiving, as a result of their position, any kind of direct or indirect personal advantage from third parties, without prior consent of the appropriate body.

Braskem S.A. and Its Subsidiaries

Notes to the Consolidated Financial Statements

at December 31, 2010 and 2009

Amounts in thousands of Brazilian reais, unless otherwise indicated

Transactions with related companies that are not wholly controlled by the Company are summarized below:

•     Construtora Norberto Odebrecth (“CNO”): The Company and CNO entered into an agreement for scheduled maintenance and inspection at the plants. This agreement stipulates a price for each type of service rendered by CNO.

•     Odebrecht Corretora de Seguros (“OCS”): The Company and OCS entered into a risk management service agreement. The aggregate amount of the agreement is R$ 2,000 per year, already including taxes, adjusted annually based on the IGPM-FGV. The agreement is valid for 3 years from the date of execution in October 2008, and can be renewed for another 3 years.

•     Odebrecth Plantas Industriais (“OPIP”): The Company and OPIP entered into an agreement for construction and implementation of an ethylene plant, located in Triunfo, Rio Grande do Sul. The agreement terminated in September 2010 when the ethylene plant started operations (Note 1(e)) and the balance shown in the note above refers to costs incurred during 2010.

•     PETROBRAS: The Company has an agreement with Petrobras for supply of naphtha to the basic petrochemicals units located in the Triunfo and Camaçari Petrochemical Complexes. The price of the naphtha agreed between the Company and Petrobras is based on several factors, such as the market price of the naphtha and other oil byproducts, the volatility of the prices of these products in the international markets, the dollar to real exchange rate and the concentration of paraffinic content and contaminants present in the naphtha delivered. The agreement also establishes a minimum consumption of 3,800,000 metric tons/year and a maximum of 7,979,600 metric tons/year. A propylene supply agreement was also signed between the Company and Petrobras, whereby the Company must buy 300,000 metric tons propylene a year. The subsidiary of Petrobras, PFIco, also supplies naphtha to the Company and its subsidiaries.

•     Refinaria Alberto Pasqualini (“REFAP):  The Company signed two five-year propylene supply agreements with REFAP. Under these agreements, the Company must buy an initial amount of 92,500 to 100,000 metric tons of propylene a year, representing between 92.5% and 100% of REFAP’s annual propylene production capacity of 100,000 metric tons.

•     Refinaria de Petróleo Rio-Grandense (“RPR”): The Company has agreements for supply of gas, naphtha, diesel and oil to RPR. The amount of the agreements is approximately R$ 331,600 and there are no specific provisions for rescission or termination.

The caption “related parties” in non-current assets, in the amount of R$53,742, relates to a loan made to Petrobras, subject to TJLP + interest of 2% per year. Also, in the non-current liabilities, the amount of R$ 31,386 refers principally to Advance for future capital increase in the joint-controlled subsidiaries Polimerica and Propilsur made only by the other shareholders.

Braskem S.A. and Its Subsidiaries

Notes to the Consolidated Financial Statements

at December 31, 2010 and 2009

Amounts in thousands of Brazilian reais, unless otherwise indicated

(a)   Key management personnel

The Company considers Key management personnel to be the members of the Board of Directors and of the Executive Board, comprised of the Chief Executive Officer and vice-presidents. Not all the members of the Executive Board are statutory directors.

Statement of operations		Consolidated
	2010	2009
Remuneration
Short-term benefits to employees and managers	30,886	26,164
Post-employment benefits	383	225
Benefits on contract termination	892	36
Long-term incentives	2,320	2,879
Total	34,481	29,304

Balance sheet accounts - Parent Company / Consolidated	2010	2009
Long-term incentives	5,372	2,604
Total	5,372	2,604

11    Taxes Recoverable

	2010	2009	01/01/2009

Excise tax (IPI)	29,128	25,643	28,331
Value-added tax on sales and services	1,211,256	1,069,115	1,201,034
Social Integration Program (PIS) and COFINS	441,367	207,075	167,159
PIS - Decree-Law Nos. 2,445 and 2,449/88	55,317	55,194	55,194
Income tax and social contribution	220,525	263,779	216,776
Tax on net income (ILL)	61,126	59,510	57,299
Other	124,561	85,783	88,305
Total	2,143,280	1,766,099	1,814,098

Current assets	698,879	506,298	612,282
Non-current assets	1,444,401	1,259,801	1,201,816
Total	2,143,280	1,766,099	1,814,098

Braskem S.A. and Its Subsidiaries

Notes to the Consolidated Financial Statements

at December 31, 2010 and 2009

Amounts in thousands of Brazilian reais, unless otherwise indicated

(a)       ICMS (Value-added Tax on Sales and Services)

The Company has accumulated a balance of ICMS recoverable over the past few years largely from acquisitions of fixed assets, domestic sales with tax deferral incentives and export sales. This accumulation is most notable in the states of Bahia, Rio Grande do Sul and São Paulo, where the majority of the production units is located. The tax credit in São Paulo State relates to the Quattor Participações and Quattor Petroquímica production units and totals R$ 143,983.

Company management has been prioritizing a series of actions to maximize the use of these credits and does not currently expect to incur any loss in connection with them. Of particular note among the actions of management are:

•    agreement with the State of Rio Grande do Sul to maintain full deferral of ICMS on the import of naphtha and limit the use of accumulated ICMS credits to a monthly average of R$ 8,250 for offset against the monthly balances due by the units in this state;

•    agreement with the state government of Bahia to increase the percentage reduction in the calculation base for ICMS due on the imported petrochemical naphtha, lowering the effective rate to 5.8%, as defined in paragraphs 9 and 10 of Article 347 of the ICMS Regulation of the State of Bahia (Decree No. 11,059 of May 19, 2008);

•    signing in November 2009, with no effect on the previous item, of an Agreement with the State of Bahia, ensuring the effective implementation of State Decree No. 11,807, of October 27, 2009, which gradually reduces the effective ICMS rate on domestic naphtha acquired in the same state from 17% to 0% up to March 2011. On December 31, 2010, the rate was 5.5%.

•    agreement with the Rio Grande do Sul State to use R$ 9,600 per year of the ICMS credit balance to pay for the acquisition of goods for investments in that state;

•    imports of raw materials using the prerogatives defined in the applicable customs legislation, ensuring a lower generation of ICMS credits;

•    maintaining the increase in the calculation base for ICMS on fuel sales to the industrial refiner, from 40% to 100%, as defined in Article 347 of the ICMS Regulation in the State of Bahia; and

•    substitution of exports of co-products with domestic operations.

Considering the tax rule that limits the short-term use of ICMS credits arising from the acquisition of fixed assets and management’s projection of the period of time in which the other credits will be realized, on December 31, 2010, the amount recorded in non-current assets was R$ 883,163 (in 2009, R$ 703,313), including R$59,133 corresponding to deferred ICMS from the acquisition of machinery, equipment and parts for the construction of subsidiary Rio Polímeros (Note 20.i).

Braskem S.A. and Its Subsidiaries

Notes to the Consolidated Financial Statements

at December 31, 2010 and 2009

Amounts in thousands of Brazilian reais, unless otherwise indicated

b)     PIS and COFINS

The variation in the balance of PIS and COFINS between 2009 and 2010 is mainly due to credits corresponding to these taxes from the acquisition of goods and services for investment projects. These credits will be realizable in the normal course of the Company’s business.

12     Judicial Deposits – Non-Current Assets

	2010	2009	01/01/2009

Judicial deposits
Tax contingencies	110,764	107,178	88,810
Labor and other contingencies	139,431	110,591	78,769

Total	250,195	217,769	167,579

Braskem S.A. and Its Subsidiaries

Notes to the Consolidated Financial Statements

at December 31, 2010 and 2009

Amounts in thousands of Brazilian reais, unless otherwise indicated

13      Investments

(a)      Information on investments

				Adjusted equity
	Ownership of	Adjusted net		net capital deficiency
	total capital (%)
	2010	2010	2009	2010	2009

Associated companies
CETREL	54.66	23,916	17,292	254,785	226,179
Borealis	20.00	15,028	9,704	130,940	103,422
CODEVERDE	35.75	(1,004)	(770)	83,546	102,182
Sansuy Administração, Participação,	20.00	(13)	(40)	1,972	1,986
Representação e Serviços Ltda

(b   Changes in investments in associated companies

				Dividends
	Balance on	Capital	Acquisition	and interest on	Equity	Goodwill	Gain in		Balance on
	12/31/2009	increase	of shares	equity	in results	amortization	participation	Other	12/31/2010

Associated companies
CETREL	115,993	5,369	1,419	(4,593)	14,387	(1,980)	3,899	108	134,602
Borealis	20,684	-	-	(1,300)	6,804	-	-	-	26,188
Total associated companies	136,677	5,369	1,419	(5,893)	21,191	(1,980)	3,899	108	160,790

(c)    Breakdown of equity in results

	2010	2009

Equity in the results of subsidiaries	3,432	(289)
Equity in the results of associates	21,191	10,235
Amortization of goodwill (i)	(4,225)	(6,758)
Provision for loss of investments	(96)
	20,302	3,188

(i) Amortization of goodwill relating to the fair value increment of the fixed assets of the subsidiary Quattor Petroquímica and the associated company Cetrel.

Braskem S.A. and Its Subsidiaries

Notes to the Consolidated Financial Statements

at December 31, 2010 and 2009

Amounts in thousands of Brazilian reais, unless otherwise indicated

14      Property, Plant and Equipment

	Land	Buildings and improvements	Machinery, equipment and facilities	Projects in progress	Other	Total

Cost	85,077	1,381,509	11,909,840	1,604,541	768,143	15,749,110
Adictional indexation	-	-	618,562	-	-	618,562
Accumulated depreciation/amortization	-	(511,190)	(4,399,001)	-	(204,224)	(5,114,415)
Provision	-	-	(159,237)	-	-	(159,237)
Balance on January 1st, 2009	85,077	870,319	7,970,164	1,604,541	563,919	11,094,020

Acquisitions / transfers	93	20,276	1,259,691	(498,558)	39,540	821,042
Merger / acquisition of companies	-	-	27,062	-	-	27,062
Business combination (fair value micrement)	6,281	23,821	122,793	-	-	152,895
Write-offs, net of depreciation	-	(3,259)	(16,279)	(20,849)	(384)	(40,771)
Intangible transfers	-	-	-	(24,837)	-	(24,837)
Depreciation / depletion	-	(45,906)	(907,120)	-	(44,209)	(997,235)
Impairment	-	-	(24,182)	(60,316)	-	(84,498)
Net Book value	91,451	865,251	8,432,129	999,981	558,866	10,947,678
Cost	91,451	1,422,347	13,921,669	999,981	807,299	17,242,747
Accumulated depreciation/amortization	-	(557,096)	(5,306,121)	-	(248,433)	(6,111,650)
Impairment	-	-	(183,419)	-	-	(183,419)
Balance on December 31, 2009	91,451	865,251	8,432,129	999,981	558,866	10,947,678

Acquisitions / transfers	-	39,396	1,370,541	182,655	96,414	1,689,006
Merger / acquisition of companies	145,132	292,962	6,096,249	130,076	106,583	6,771,002
Business combination (fair value micrement)	180,892	51,399	1,239,098	-	29,044	1,500,433
Disposals of net depreciation	-	(14)	(11,947)	(29,797)	(1,849)	(43,607)
Intangible transfers	-	-	-	(13,368)	-	(13,368)
Depreciation / depletion	-	(57,871)	(1,370,121)	-	(56,880)	(1,484,872)
Net Book value	417,475	1,191,123	15,755,949	1,269,547	732,178	19,366,272
Cost	417,475	1,806,090	22,615,610	1,269,547	1,037,491	27,146,213
Accumulated depreciation/amortization	-	(614,967)	(6,676,242)	-	(305,313)	(7,596,522)
Impairment	-	-	(183,419)	-	-	(183,419)
Balance on December 31, 2010	417,475	1,191,123	15,755,949	1,269,547	732,178	19,366,272

Average annual rates of depreciation / exhaustion		4.12%	6.72%	-	14.61%	-

Braskem S.A. and Its Subsidiaries

Notes to the Consolidated Financial Statements

at December 31, 2010 and 2009

Amounts in thousands of Brazilian reais, unless otherwise indicated

The projects in progress largely involve the implementation of projects in industrial units, operating improvements to increase the useful life of machinery and equipment and projects in the areas of health, safety and the environment.

Impairment test for property, plant and equipment

In preparing the Business Plan for the 2011/2015 period, the Company’s management analyzed expectations for the major factors that affect the Company’s business, in both domestic and international markets.

In general, the Business Plan does not contemplate any situation that may prevent the continued operation of Braskem’s assets, both in terms of obsolescence of the industrial facilities and the technology used, as well as legal restrictions. The Company’s management believes that the plants will operate at full capacity, or close to it, within the projected timeframe. Also, no substantial changes to the Company’s business are expected, such as a significant excess in the offer by other manufacturers that may negatively affect future sales, with the exception of seasonal price and profitability fluctuations, which are historically experienced by petrochemical businesses worldwide. Furthermore, no new technologies or raw materials, which could negatively impact Braskem’s future performance are expected. The Company expects to continue to operate in a regulatory environment that encourages environmental preservation, which is absolutely in line with Braskem’s practices.

The major variables analyzed and respective conclusions are as follows:

•     Industrial GDP growth – historically there has been a correlation between the volume of sales of polypropylene, polyethylene, and PVC and Brazil’s industrial GDP growth. Based on the scenario projected by specialist consultants, management expects an average GDP growth of 4% per year for the period analyzed, which should be reflected in the Company’s volume of domestic sales.

•     Naphtha price – based on the scenario projected by specialist consultants, management expects price increases to average 11% per year, despite the oversupply in Europe and the Arabian Gulf. In addition, there is a trend toward crackers substituting naphtha for gas-based materials. This increase will be reflected in the resin price.

•     Brazil’s GDP growth – In 2011 GDP will reflect growth due to the increased share of emerging countries. In the coming years the growth rates of developed countries will continue to be relatively low (average 2% per year) due to the high level of debt incurred to sustain the increase in government spending to counteract the effects of the financial crisis.

•     Inflation – Inflation remains high, due to higher consumption after 2009 as a result of an increase in consumer confidence. In addition, a decrease in the level of unemployment has led to an increase in income and wages.

•     Exchange rate – An appreciation of the Real is expected for 2011 due to the significant foreign investments attracted by high interest rates. In the long run a rise in international interest rates will tend to reduce foreign capital inflow, resulting in devaluation of the Real.

Based on the above-mentioned analyses, the Company’s management believes that the assets of the Quattor, Braskem Americas and Chemicals Distribution business units and the UNIB Bahia cash generating unit need not be tested for impairment. Despite this conclusion, the Company tested the Polyolefins and Vinyls business units and the Unib - RS cash generating unit for impairment because they have goodwill based on expected future profitability (Note 15).

Braskem S.A. and Its Subsidiaries

Notes to the Consolidated Financial Statements

at December 31, 2010 and 2009

Amounts in thousands of Brazilian reais, unless otherwise indicated

Additional price-level restatement of property, plant and equipment

The Company elected to adopt this additional price-level restatement, adjusting the opening balances as of the January 1, 2009 transition date (Note 4.b).

15     Intangible Assets

	Goodwill
	based on			Costumers
	expected future	Brands and	Software	and suppliers
	profitability (i)	patents	licenses	agreements	Total

Cost	3,246,668	131,249	281,485	-	3,659,402
Accumulated amortization	(1,182,961)	(42,876)	(91,678)	-	(1,317,515)
Balance on January 1, 2009	2,063,707	88,373	189,807	-	2,341,887

Write-offs	-	(2)	(4,779)	-	(4,781)
Transfer	-	19	24,837	-	24,856
Amortization	-	(31,779)	(12,324)	-	(44,103)
Net book value	2,063,707	56,611	197,541	-	2,317,859
Cost	3,246,668	131,266	301,543	-	3,679,477
Accumulated amortization	(1,182,961)	(74,655)	(104,002)	-	(1,361,618)
Balance on December 31, 2009	2,063,707	56,611	197,541	-	2,317,859

Acquisitions / transfers	-	-	17,042	-	17,042
Merger / acquisition	-	87,380	94,583	252,266	434,229
Business combination	-	1,697	-	392,181	393,878
Write-offs	-	-	(1,245)	-	(1,245)
Transfer from PP&E	-	-	13,368	-	13,368
Amortization	-	(8,477)	(48,607)	(38,865)	(95,949)
Net balance	2,063,707	137,211	272,682	605,582	3,079,182
Cost	3,246,668	220,343	425,291	644,447	4,536,749
Accumulated amortization	(1,182,961)	(83,132)	(152,609)	(38,865)	(1,457,567)
Balance on December 31, 2010	2,063,707	137,211	272,682	605,582	3,079,182

Weight average rate annual amortization	-	5.23%	12.85%	6.63%	-

(i)      Impairment test of goodwill based on expected future profitability

The goodwill based on expected future profitability was amortized up to December 31, 2008, within a maximum period of 10 years. As from 2009, this type of goodwill is longer systematically amortized, being subject to the annual impairment test, pursuant to the provisions of IAS 36 – Impairment of Assets.

The impairment test is applied to the business units and cash generating units with allocated goodwill and is realized in December of each year, or in other months depending on the circumstances and necessity.

Braskem S.A. and Its Subsidiaries

Notes to the Consolidated Financial Statements

at December 31, 2010 and 2009

Amounts in thousands of Brazilian reais, unless otherwise indicated

At December 31, 2010, the Company assessed the recoverability of goodwill using the method of value in use. Based on the test results there is no loss to be recorded, as shown below:

Cash Generating Units (“CGU”) and Business Units (“BU”)	Goodwill	Cash Flow	Book value (with goodwill)	% Cash Flow/ Book value
CGU – UNIB-RS	1,007,433	6,604,427	1,537,206	330
BU – Polyolefins	863,921	12,241,079	5,293,953	131
BU – Vinyls	192,353	2,826,600	2,340,541	21
Total	2,063,707	21,672,106	9,171,700	136

The cash generating unit UNIB-RS is part of the Basic Petrochemicals segment which is divided into two separate units. The other cash generating unit, UNIB-BA, does not have any goodwill allocated to it. The Polyolefins BU is also a segment and is divided in two UGC´s: polyethylene and polypropylene. The impairment test is performed considering the BU as a whole. BU - Vinyls is a separate CGU and also a segment.

The cash flow projection covers 5 years as from December 2010. The assumptions used to determine the discounted cash flow include: Projection of cash flows based on estimates of future performance, discount rates based on the WACC and growth rate in perpetuity based on the annual national consumer price index (“IPCA”). The growth rate in perpetuity and the discount rate were 4.6% and 10.69% per annum, respectively.

Sensitivity analysis

Given the potential impact on cash flows of the “discount rate” and “growth rate in perpetuity” the Company prepared a sensitivity analysis with stresses of 0.5% as follows:

Cash Generating Units (“CGU”) and Business Units (“BU”)	Increase of +0.5%	Decrease of -0.5%
CGU – Unib-RS	6,307,744	6,553,038
BU – Polyolefins	11,610,637	12,173,872
BU – Vinyls	2,681,144	2,808,478
Total	20,599,525	21,535,388

Braskem S.A. and Its Subsidiaries

Notes to the Consolidated Financial Statements

at December 31, 2010 and 2009

Amounts in thousands of Brazilian reais, unless otherwise indicated

16      Other Accounts Payable

The composition of other accounts payable is as follows:

		2010	2009	01/01/2009
Credit notes		6,365	1,249	37,113
Commissions / customer bonus		4,823	6,776	23,668
Leasing agreements		27,693	18,741	-
Trade notes payable	(i)	230,085	-	-
Labor agreements (Note 25(a))		83,875	-	-
Other accounts payable		133,085	61,387	64,263
Total		485,926	88,153	125,044

Current liabilities		233,322	24,835	68,306
Non-current liabilities		252,604	63,318	56,738
		485,926	88,153	125,044

(i)   The December 31, 2010 balance includes the amount of R$ 217,006 relating to notes payable to BNDESPAR for acquisition of Riopol shares. (Note 1 (f.2)(ix)).

Braskem S.A. and Its Subsidiaries

Notes to the Consolidated Financial Statements

at December 31, 2010 and 2009

Amounts in thousands of Brazilian reais, unless otherwise indicated

17      Loans and Financing

	Annual financial charges
	Monetary restatement	Average interest (except where indicated)	2010	2009	01/01/2009

Foreign currency
Eurobonds	Note 17 (a)	Note 17 (a)	3,927,712	2,250,037	3,023,099
Advances on exchange contracts	US$ exchange variation	6.61%	-	1,098	149,852
Prepayment of exports	Note 17 (b)	Note 17 (b)	2,287,738	2,669,597	4,000,282
Medium-Term Notes	US$ exchange variation	11.75%	438,031	457,748	618,684
FINIMP	US$ exchange variation	4.02%	-	16,586	-
Raw materials financing	US$ exchange variation	6.42%	15,142	16,077	21,532
Acquisition of investment financing	US$ exchange variation	4.45%	352,480	-	-
BNDES	Post-fixed monetary restatement (UMBNDES) (i)	6.62%	11,383	14,565	33,624
	US$ exchange variation	6.37%	296,318	181,293	202,666
Working capital	US$ exchange variation	7.49%	658,942	674,373	905,216
	Post-fixed monetary restatement	105.5% of the CDI	1,301	-	-
Project Ffnancing (NEXI)	YEN exchange variation	0.95% above the TIBOR	66,602	101,895	195,713
Advances on export prepayment bills			-	361,939	587,705
Funding cost, net	Note 17 (h)	Note 17 (h)	(29,195)	(28,041)	(45,806)
			-	-	-
Local currency			-	-	-
Working capital	Post-fixed monetary restatement	100.0% to 116% of the CDI	867,570	687,638	363,630
		12.14%	266,145	18,292	-
		115% to 130% of the CDI + IOF	-	-	25,107
	TR	Fixed interest of 9.93%	-	79,473	-
FINAME	TJLP	1.34%	9,842	160	2,000
		5.46%	1,024	-	-
BNDES	TJLP	3.03%	2,419,712	1,363,294	1,369,308
BNDES EXIM		7.00%	150,452	-	-
BNB		8.50%	213,686	385,428	248,296
FINEP	Post-fixed monetary restatement (TJLP)	0.01%	61,975	84,246	57,229
		4.50%	10,004	-	-
FUNDES		6.00%	187,419	-	-
Trade bills discounted			-	479	551,267
Funding cost, net	Nota 17 (h)	Note 17 (h)	(3,538)	(10,744)	-
Total			12,210,745	9,325,433	12,309,404
Current liabilities			1,206,444	1,890,494	3,279,463
Non-current liabilities			11,004,301	7,434,939	9,029,941
Total			12,210,745	9,325,433	12,309,404
(i) UMBNDES = BNDES monetary unit

Braskem S.A. and Its Subsidiaries

Notes to the Consolidated Financial Statements

at December 31, 2010 and 2009

Amounts in thousands of Brazilian reais, unless otherwise indicated

(a)    Eurobonds

The breakdown of Eurobond operations is shown below:

	Issue amount		Interest	Consolidated
Issue Date	(US$ in thousands)	Maturity	(% per annum)	2010	2009	01/01/2009
July 1997	250,000	June 2015	9.38	251,861	263,198	353,265
June 2005	150,000	N/A	9.75	-	262,231	351,960
April 2006	200,000	N/A	9.00	339,143	354,409	475,680
September 2006	275,000	January 2017	8.00	473,886	495,216	667,811
June 2008	500,000	June 2018	7.25	837,294	874,983	1,174,383
May 2010	400,000	May 2020	7.00	673,348	-	-
May 2010	350,000	May 2020	7.00	589,180	-	-
October/2010	450,000	N/A	7.38	763,000	-	-

Total	2,575,000			3,927,712	2,250,037	3,023,099

(b)    Export Prepayments (“EPP”)

The breakdown of operations is shown below:

	Initial transaction
Issue Date	amount (US$ thousand)	Maturity	Charges (% per annum)	2010	2009	01/01/2009
June 2005	10,000	June 2009	US$ FX variation + 3-month Libor + 1.88%	-	-	11,713
July 2005	10,000	June 2010	US$ FX variation + 6-month Libor + 2.05%	-	3,486	14,032
December 2005	55,000	December 2012	US$ FX variation + 6-month Libor + 1.60%	45,837	-	-
May 2006	10,000	May 2009	US$ FX variation + 6-month Libor + 0.70%	-	-	23,464
May 2006	20,000	January 2010	US$ FX variation + 1-year Libor + 0.30%	-	-	48,912
July 2006	95,000	June 2013	US$ FX variation + 2.67%	51,166	74,148	114,202
July 2006	75,000	July 2014	US$ FX variation + 2.73%	89,561	119,718	178,265
March 2007	35,000	March 2014	US$ FX variation + 4.10%	58,630	61,298	82,691
April 2007	150,000	April 2014	US$ FX variation + 3.40%	250,662	262,749	354,588
October 2007	315,525	January 2010	US$ FX variation + 4-month Libor + 1.0%	-	545,210	738,033
November 2007	150,000	November 2013	US$ FX variation + 3.53%	250,410	261,822	351,817
February 2008	150,000	February 2009	US$ FX variation + average interest rate of 1.59%	-	-	362,445
October 2008	725,000	October 2013	US$ FX variation + 5.64%	670,378	1,269,210	1,720,120
May 2009	20,000	January 2011	US$ FX variation + 6-month Libor + 4.06% (i)	-	36,315	-
August 2009	20,000	July 2011	US$ FX variation + 6-month Libor + 5.00%	34,482	35,641	-
March 2010	100,000	March 2015	US$ FX variation + 4.67%	168,752	-	-
May 2010	150,000	May 2015	US$ FX variation + 6-month Libor + 2.40%	250,631	-	-
June 2010	150,000	June 2016	US$ FX variation + 6-month Libor + 2.60%	250,419	-	-
December 2010	100,000	December 2017	US$ FX variation + 6-month Libor + 2.47%	166,810	-	-

Total	2,340,525			2,287,738	2,669,597	4,000,282

(i)  Operation prepaid

Braskem S.A. and Its Subsidiaries

Notes to the Consolidated Financial Statements

at December 31, 2010 and 2009

Amounts in thousands of Brazilian reais, unless otherwise indicated

(c)     Project financing

In March and September 2005, the Company obtained loans in Japanese yen from Nippon Export and Investment Insurance ("NEXI"), of YEN 5,256,500 thousand (R$ 136,496) and YEN 6,628,200 thousand (R$ 141,529), respectively. The principal is payable in eleven semi-annual installments, with the first in March 2007 and the last in June 2012.

As described in Note 19(f.3), the Company entered into swap contracts for all of this debt which in effect changes the annual interest cost of the tranche drawn down in March 2005 to 101.59% of the CDI and that of the tranches drawn down in September 2005 to 104.29% and 103.98% of the CDI. The swap contracts were made with first-tier foreign banks and their maturities, currency, rates and amounts are perfectly matched to the debt contracted. The result of the swap contracts is included in the financial result (Note 31).

(d)     Payment schedule

The amounts of maturities by year of the long-term portion of borrowings are as follows:

	2010	2009	01/01/2009

2010	-	-	639,155
2011	-	1,131,545	864,305
2012	1,238,243	1,262,752	1,258,640
2013	1,814,902	1,209,739	1,401,705
2014	1,691,089	809,365	948,423
2015	1,069,774	345,353	393,906
2016	671,495	88,702	72,210
2017	683,258	493,438	641,016
2018	1,082,112	1,092,855	1,466,806
2019	159,965	130,590	175,275
2020 and thereafter	2,593,463	870,600	1,168,500

Total	11,004,301	7,434,939	9,029,941

Braskem S.A. and Its Subsidiaries

Notes to the Consolidated Financial Statements

at December 31, 2010 and 2009

Amounts in thousands of Brazilian reais, unless otherwise indicated

(e)     Guarantees

The Company has provided the following guarantees for part of its financing:

		Total	Total
	Maturity	guaranteed	debt	Guarantees

BNB	June 2016	181,770	181,770	Mortgage of plants, pledge of machinery and
				equipment and bank surety
BNDES	January 2020	2,727,413	2,727,413	Mortgage of plants, land and property, pledge of
				machinery and equipment
NEXI	June 2012	66,602	66,602	Insurance policy
Working capital financing	April 2017	30,561	152,806	Pledge of trade receivables
Export prepayments	March 2014	58,630	58,630	Mortgage guarantees and land
FINEP	January 2019	71,978	71,978	Bank surety
FINAME	May 2014	10,220	10,220	Pledge of equipment
Total
		3,147,174	3,269,419

(f)      Borrowing costs capitalized

The Company capitalized financial charges during 2010 (Note 2.11) in the amount of R$ 43,491. The average rate of these charges in the period was 6.0% per annum, including foreign exchange and monetary variation.

(g)     Covenants

Some of the loan and financing agreements of the Company and its subsidiaries establish limits for certain financial measures linked to the capacity for indebtedness and payment of interest.

The first indicator establishes a limit for the indebtedness of the Company and its subsidiaries based on their EBITDA generating capacity. This is calculated by dividing the Company’s consolidated net debt by its consolidated EBITDA over the past twelve months. This indicator is expressed in reais or U.S. dollars, depending on the contractual conditions. If expressed in US$, the closing exchange rate disclosed by the Brazilian Central Bank (PTAX) is used to calculate the net debt and the average US$ exchange rate over the last four quarters to calculate the EBITDA.

The second indicator defined in the contracts is the division of consolidated EBITDA by net interest, which corresponds to the difference between interest paid and interest received. This indicator is determined on a quarterly basis and only calculated in U.S. dollars.

Braskem S.A. and Its Subsidiaries

Notes to the Consolidated Financial Statements

at December 31, 2010 and 2009

Amounts in thousands of Brazilian reais, unless otherwise indicated

A summary of these transactions and their limiting factors is:

Operation	Indicator/Limit	Currency
Debentures	Net Debt/EBITDA < 4.5	R$
NEXI financing	Net Debt /EBITDA < 4.5	US$
EBITDA /Net interest > 1.5
Export prepayments	Net Debt /EBITDA < 4.5	US$
EBITDA/Net Interest > 2.0

The calculation of EBITDA for these transactions is determined as follows:

Consolidated
Debentures	EBITDA = GP (-)GAS (+) DAC (+/-) OIE
NEXI, export prepayments	EBITDA = GP (-)GAS (+) DAC (+/-) OIE (+) DIOC
GP=Gross profit	OIE = Other operating income and expenses
GAS=General, administrative and selling expenses	DIOC = Dividends and interest on capital received from non-consolidated companies
DAC=Depreciation allocated to the cost of products sold

The penalty for failing to comply with these financial ratios is the possibility of accelerating debt maturities, except for those involving debentures, where debt can only be prepaid by the issuance of new debt with a new indicator limit, after the issue, of more than 4.5.

On December 31, 2010, all the covenants were complied with.

Braskem S.A. and Its Subsidiaries

Notes to the Consolidated Financial Statements

at December 31, 2010 and 2009

Amounts in thousands of Brazilian reais, unless otherwise indicated

(h)   Transaction costs

The expenses incurred to structure certain loans were considered as part of the cost of the transaction as defined in IAS 39 – Financial Instruments: Recognition and Measurement. The changes in the balance of deferred transaction costs were as follows:

	Exports
	prepayments	Eurobonds	Other	Total
Balance on January 1, 2009	30,043	15,763	-	45,806
Costs incurred	-	-	15,959	15,959
Amortizations	(12,509)	(5,256)	(5,215)	(22,980)
Balance on December 31, 2009	17,534	10,507	10,744	38,785
Initial balance of acquired companies	-	-	-	-
Costs incurred	-	7,377	-	7,377
Amortizations	(4,568)	(1,667)	(7,194)	(13,429)
Balance on December 31, 2010	12,966	16,217	3,550	32,733

The amounts to be appropriated to future results, by year, are as follows:

	Exports
	prepayments	Eurobonds	Other	Total
2011	5,808	1,974	565	8,347
2012	4,459	1,974	565	6,998
2013	2,147	1,974	565	4,686
2014	220	1,974	563	2,757
2015	220	1,974	562	2,756
2016	112	1,974	562	2,648
2017	-	1,974	168	2,142
2018	-	1,356	-	1,356
2019	-	737	-	737
2020 and thereafter	-	306	-	306
	12,966	16,217	3,550	32,733

Braskem S.A. and Its Subsidiaries

Notes to the Consolidated Financial Statements

at December 31, 2010 and 2009

Amounts in thousands of Brazilian reais, unless otherwise indicated

18      Debentures (Public Issue of Non-Convertible Debentures)

	Unit
Issue	value	Maturity	Interest	Payment of interest	2010	2009	01/01/2009

13th	R$ 10	January 2010	104.1% of CDI	Semi-annually, of December/2005	-	302,261	303,481

14th	R$ 10	September 2011	103.5% of CDI	Semi-annually, of March/2007	517,741	514,468	522,795
					517,741	816,729	826,276

Current liabilities					517,741	316,729	26,276
Non-current liabilities					-	500,000	800,000
Total					517,741	816,729	826,276

19       Financial Instruments

19.1 - Non-derivative financial instruments

Braskem and its subsidiaries held on December 31, 2010 and 2009 the following non-derivative financial instruments, as defined by IAS 39 – Financial Instruments: Recognition and Measurement.

			Book value			Fair value
	Classification by category and level		2010	2009	01/01/2009	2010	2009	01/01/2009
Cash and cash equivalents (Note 6)
Cash and banks	Loans and receivables		252,925	335,167	147,647	252,925	335,167	147,647
Financial investments in Brazil	Held for trading	Level 1	2,208,475	1,613,189	1,636,428	2,208,475	1,613,189	1,636,428
Financial investments abroad	Held for trading	Level 1	162,870	734,712	629,674	162,870	734,712	629,674
			2,624,270	2,683,068	2,413,749	2,624,270	2,683,068	2,413,749

Marketable securities (Note 7)
Available for sale	Available for sale	Level 1	-	261,884	331,452	-	261,884	331,452
Held for trading	Held for trading	Level 1	84	25,761	-	84	25,761	-
Held for trading	Held for trading	Level 2	236,235	147,855	187,446	236,235	147,855	187,446
Held to maturity	Held to maturity		28,706	15,811	9,717	28,706	15,811	9,717
			265,025	451,311	528,615	265,025	451,311	528,615

Trade accounts receivable (Note 8)	Loans and receivables		1,956,951	1,725,250	2,173,737	1,956,951	1,725,250	2,173,737

Related parties (Note 10)
Assets	Loans and receivables		53,742	100,725	45,953	53,742	100,725	45,953
Liabilities	Loans and receivables		31,386	-	-	31,386	-	-

Suppliers	Other financial liabilities		5,201,162	3,882,012	4,939,433	5,201,162	3,882,012	4,939,433

Financing (Note 17)
Foreign currency	Other financial liabilities		8,055,649	6,745,208	9,738,373	8,127,648	6,645,480	8,592,302
Local currency	Other financial liabilities		4,187,829	2,619,010	2,616,837	4,187,829	2,618,531	2,054,954
			12,243,478	9,364,218	12,355,210	12,315,477	9,264,011	10,647,256

Debentures (Note 18)	Other financial liabilities		517,741	816,729	826,276	516,562	810,016	803,360

Braskem S.A. and Its Subsidiaries

Notes to the Consolidated Financial Statements

at December 31, 2010 and 2009

Amounts in thousands of Brazilian reais, unless otherwise indicated

The fair value of financial assets and liabilities is estimated as the amount for which a financial instrument could be exchanged in an arms’ length transaction and not in a forced sale or settlement. The following methods and assumptions were adopted to estimate the fair value:

a)      The fair value of financial assets held for trading and held to maturity:

-  Level 1 – active market price quotation;

-  Level 2 – market price quotation or quotations from financial institutions, pricing agencies and for similar instruments.

b)     The fair value of trade accounts receivable, suppliers and other short-term obligations approximates the book value due to the short maturities of these instruments.

c)     The fair value of accounts with related parties is the fair value of the transaction at the end of each period, i.e., equal to the carrying amount.

d)     The fair value of loans and financing is estimated by discounting future contractual cash flows using the market interest rate for similar financial instruments.

e)     The fair value of debentures is obtained from secondary market prices disclosed by ANDIMA (National Association of Financial Market Institutions).

19.2  - Risks and derivative financial instruments

(a)       Risk management

The Company is exposed to market risks arising from changes in commodity prices, exchange rates, and interest rates, as well as credit risk arising from the possibility of default of counterparties in financial investments, accounts receivable, and derivatives.

The Company has adopted procedures for managing market and credit risks in conformity with a new Financial Policy approved by the Board of Directors on August 9, 2010. The objective of risk management is to protect the Company's cash flow and reduce threats to the funding of its operating working capital and investment programs.

(b)       Exposure to foreign exchange risks

The Company has business operations denominated in or indexed to foreign currencies. The Company's raw materials and products are in accordance with or heavily influenced by international commodity prices, which are usually denominated in U.S. dollars. Additionally, the Company has long-term loans in foreign currencies, which cause exposure to changes in exchange rates between the Brazilian real and the foreign currency. The Company manages its exposure to exchange rates through a mix of debt in foreign currencies, investments in foreign currencies, and derivatives. The Company's financial policy for foreign exchange risk management includes maximum and minimum limits of coverage that must be followed, which are continuously monitored by management.

Braskem S.A. and Its Subsidiaries

Notes to the Consolidated Financial Statements

at December 31, 2010 and 2009

Amounts in thousands of Brazilian reais, unless otherwise indicated

(c)      Exposure to interest rate risks

The Company is exposed to the risk that a change in floating interest rates may cause an increase in its expenses related to payments of future interest. The debt in foreign currency at floating rates is mainly subject to fluctuations in LIBOR. The local currency debt is mainly subject to the variation of TJLP, fixed rates in reais and the daily variation of the CDI. Braskem has swap contracts designated for hedge accounting with receiving positions in floating Libor and paying positions at fixed rates.

(d)      Exposure to commodity risks

The Company is exposed to price fluctuations of various petrochemical commodities, in particular, its main raw material naphtha. The Company seeks to pass on price fluctuations of raw materials caused by fluctuations in international prices. However, part of the sales may be made through contracts with fixed prices or with a maximum and/or minimum fluctuation band. These contracts can be commercial agreements or derivative contracts relating to future sales. Subsidiary Braskem PP Americas has fixed price purchase agreements and has entered into derivatives, designated for hedge accounting, changing fixed prices to market prices.

(e)      Exposure to credit risks and liquidity

•   Credit risks

The operations that subject the Company to a concentration of credit risk mainly relate to bank current accounts, financial investments, and accounts receivable where the Company is exposed to the risk of the financial institution or the customer involved. In order to manage this risk, the Company maintains bank current accounts and financial investments with large financial institutions, considering the concentrations according to their rating and the price observed daily in the market for credit default swaps  referenced to the institutions, as well as net settlement contracts that minimize the total credit risk arising from the various financial transactions entered into between the parties.

With respect to customer credit risk, the Company protects itself by performing a rigorous analysis before granting credit and obtaining collateral and guarantees when considered necessary.

•   Liquidity risks

The management of liquidity risk seeks to ensure that the Company will always have sufficient cash to meet its operational needs, including through the drawdown of committed credit lines available at any time.

The table below analyses the financial liabilities of the Company by maturity, corresponding to the period from  the balance sheet date up to the contractual maturity date.

Braskem S.A. and Its Subsidiaries

Notes to the Consolidated Financial Statements

at December 31, 2010 and 2009

Amounts in thousands of Brazilian reais, unless otherwise indicated

	Less than	Between 1 and	Between 2 and	More than	Fair Value
	1 year (i)	2 years (i)	5 years (i)	5 years (i)	Total
At December 31, 2010
Current
Suppliers	5,201,162	-	-	-	5,201,162
Financing	1,206,444	-	-	-	1,206,444
Debentures	517,741	-	-	-	517,741
Hedge accounting (f.3 (i))	36,424	-	-	-	36,424
Derivatives (f.3 (i))	12,002	1,698	-	-	13,700

Non-Current
Financing	-	1,238,243	4,575,765	5,190,293	11,004,301
Hedge accounting	-	29,558	4,875	-	34,433

At December 31, 2009
Current
Suppliers	3,858,783	-	-	-	3,858,783
Financing	1,890,494	-	-	-	1,890,494
Debentures	316,729	-	-	-	316,729
Hedge accounting (f.3 (i))	52,559	-	-	-	52,559
Derivatives (f.3 (i))	16,607	9,411	1,090	-	27,108

Non-Current	-	-	-	-	-
Suppliers	-	23,229	-	-	23,229
Financing	-	1,131,545	3,281,856	3,021,538	7,434,939
Debentures	-	500,000	-	-	500,000
Hedge accounting (f.3 (i))	-	29,204	(2,959)	-	26,245

(i) The maturity range presented is not determined by the accounting standards, but is based on contractual conditions.

(f)      Derivative financial instruments

Derivative financial instruments are recognized at fair value in the balance sheet as an asset or liability depending on whether the fair value represents a positive or negative balance for the Company, respectively. Derivative financial instruments are necessarily classified as "held for trading". The periodic changes in the fair value of derivatives are recognized as financial income or expense in the period in which they occur, except when the derivative is designated and qualified as a hedge for accounting purposes.

All derivative financial instruments held at December 31, 2010 were contracted on the over-the-counter (OTC) market with large financial counterparties under global derivative contracts in Brazil and abroad.

Braskem S.A. and Its Subsidiaries

Notes to the Consolidated Financial Statements

at December 31, 2010 and 2009

Amounts in thousands of Brazilian reais, unless otherwise indicated

The Company uses derivative financial instruments for the following purposes:

f.1) Hedging:  The Company's Financial Policy includes an ongoing program of short-term hedging of the currency risk arising from its operations and financial instruments. The other market risks are addressed on a case-by-case basis for each operation. In general, the Company includes the need of a hedge in the analysis of prospective transactions and tries to tailor it to the operations being considered in addition to maintaining it for the full term of the operation that it is covering.

The Company may elect derivatives as hedges for the purposes of applying hedge accounting according to IAS 32 – Financial Instruments: Presentation, IAS 39 – Financial Instruments: Recognition and Measurement and IFRS 7 – Financial Instruments: Disclosures. The designation as a hedge for accounting purposes is not mandatory. In general the Company would choose to designate derivatives for hedge accounting when it is expected that this results in a significant improvement in showing the offsetting effects of derivatives on the variations of the hedged items.

On December 31, 2010, the Company had financial derivative contracts with a nominal value of R$ 2,257,789 (December/2009 - R$2,338,466) of which R$279,495 was related to hedge transactions linked to financing of projects and R$1,978,294 linked to EPP and loan transactions (see Notes f, f.3 (i.a) and (i.b) below). Also in 2010, Braskem and its wholly-owned subsidiary Braskem Inc. settled in advance US$ 545 million of the export prepayment obligations. Consequently, the Company settled the interest rate swap, which was linked to the EPP, of the same amount. This debt settlement was made at the accrued value and the swap at its market value. Braskem and that subsidiary incurred a financial expense of US$ 33.16 million as a result of the early swap settlement.

f.2) Modifying the return on other instruments: The Company may use derivatives to modify the return on investments or interest rates or the monetary restatement of financial liabilities according to its judgment as to the most appropriate conditions for the Company. If the risk of the return modified through derivatives is substantially lower for the Company, the transaction is considered a hedge. When the Company uses derivatives to modify the returns on investments, it seeks to match the obligations of the derivative with the rights represented by the investments. When it uses derivatives to modify the interest rate or the monetary restatement of liabilities, its purpose is to match the rights of the derivative with the obligations in the liabilities. These operations to modify the return on investments or interest rate or index to adjust financial commitments are made for an amount not exceeding the investment or underlying commitment. The Company does not take leveraged positions in derivatives. On December 31, 2010, the Company had no transactions of this nature.

f.3) Monetization of certain risks: The Company may use derivatives to monetize certain risks that it deems acceptable due to its export profile. When monetizing a risk, Braskem earns a financial income in exchange for financial compensation to the counterparty on the occurrence of a specific event. On December 31, 2010, the Company had no transactions of this nature.

Braskem S.A. and Its Subsidiaries

Notes to the Consolidated Financial Statements

at December 31, 2010 and 2009

Amounts in thousands of Brazilian reais, unless otherwise indicated

•     Hierarchy fair value

The Company applies IFRS 7 – Financial Instruments: Disclosures, for financial instruments measured at fair value in the balance sheet, which requires the disclosure of fair value measurements based on the following hierarchy:

a)   Level 1 - Public sources, when the derivative is traded on an exchange;

b)   Level 2 - By using discounted cash flow techniques when the derivative is a forward purchase or sale agreement or swap contract, or models for valuing option contracts such as the Black-Scholes  model when the derivative has the characteristics of an option; and

c)   Level 3 – Inputs for assets and liabilities that are not based on observable market data (that is, unobservable inputs).

The inputs of the valuation models are obtained from sources that reflect the most current observable market prices, particularly the future interest curves and prices of currencies published by the Commodities and Futures Exchange, the spot exchange rates published by the Central Bank of Brazil, and international interest curves published by widely known pricing service companies, such as Bloomberg or Reuters.

On December 31, 2010, the Company did not have derivatives that required unobservable inputs for calculating their fair value.

The table below shows the operations with derivative financial instruments of Braskem and its subsidiaries as of December 31, 2010. The Loss (gain) column shows the effect recognized in financial income or expense associated with the settlements and the variation in fair value of derivatives in the period ended December 31, 2010:

Braskem S.A. and Its Subsidiaries

Notes to the Consolidated Financial Statements

at December 31, 2010 and 2009

Amounts in thousands of Brazilian reais, unless otherwise indicated

						Carrying
		Nominal		Balance on	Loss	value	Balance on
Identification		value	Maturity	December 2009	(gain)	adjustments	December 2010

Derivative transaction
Yen-CDI swap
(Note 25, f.3i (i.a))	(*)	R$ 279.495	June 2012	27,108	(13,408)	-	13,700
				27,108	(13,408)	-	13,700

Current liabilities (hedge accounting operations and other derivatives)				27,108			13,700
				27,108			13,700
Fair value rank: Level 2 - Interest and foreign exchange curves are obtained from Bloomberg

Hedge accounting transactions

Braskem Inc.
Interest rate
swaps (Libor x fixed)	(**)	US$ 400,000 thousand	October 2013	73,333	30,334	(60,777)	42,890
		US$ 400,000 thousand		73,333	30,334	(60,777)	42,890

Braskem
Interest rate
swaps (Libor x fixed)	(**)	US$ 426,146 thousand	July 2014	5,471	17,490	(1,846)	21,115

Interest rate
swaps (Libor x fixed)	(**)	US$ 100,000 thousand	March 2015	-	12,653	(7,780)	4,873
		US$ 526,146 thousand		5,471	30,143	(9,626)	25,988
Interest rate
swaps (fixed rate x %CDI)	(**)	US$ 42,612 thousand	September 2012	-	-	456	456

Braskem America
Interest rate
swaps (Libor x fixed)	(**)	US$ 210,000 thousand	April 2015	-	4,837	(3,314)	1,523

PP Americas
Sale price swaps	(***)	US$ 5,732 thousand	June 2011	-	-	(1,300)	(1,300)

		US$ 1,184,490 thousand		78,804	65,314	(74,561)	69,557

Current assets (other trade accounts receivables)				-	-	-	(1,300)
Non-current assets (other trade accounts receivable)				(5,334)	-	-	-
Current liabilities (accounting hedge transactions and other derivatives)				52,559	-	-	36,424
Non-current liabilities (accounting hedge transactions)				31,579	-	-	34,433
				78,804			69,557
Fair value rank: Level 2 - Interest and foreign exchange curves are obtained from Bloomberg
(*) Exchange hedge on NEXI financing
(**) Interest rate hedge (designated for hedge accounting)
(***) Sales price hedge (designated for hedge accounting).

Braskem S.A. and Its Subsidiaries

Notes to the Consolidated Financial Statements

at December 31, 2010 and 2009

Amounts in thousands of Brazilian reais, unless otherwise indicated

i)     Derivatives outstanding at December 31, 2010

The Company and its subsidiaries held the following derivative financial instruments at December 31, 2010:

i.a)  Project financing (NEXI) – linked swaps

The Company held on December 31, 2010 four currency swap contracts with a total nominal value of R$ 279,495 to hedge loans obtained in yen with floating interest rates and maturities in March and June 2012.

The objective of these swaps is to mitigate the risk of fluctuations in the exchange rate between the real and yen related to the loans and the risk of variation in future expenses with the interest payments. The periods, amounts, settlement dates, and interest rates in yen of the swaps match the financing terms. The Company intends to maintain these swaps until the settlement of the loans.

The characteristics of each swap transaction are listed below:

Identification	Nominal value	Interest rate	Maturity date	Fair value
	(US$ thousands)			2010	2009
Swap NEXI I	28,987	104,29%CDI	June 2012	1,051	1,907
Swap NEXI II	136,495	101,85%CDI	March 2012	9,283	18,449
Swap NEXI III	86,110	103,98%CDI	June 2012	3,089	5,635
Swap NEXI IV	27,903	103,98%CDI	June 2012	277	1,117
Total	279,495			13,700	27,108

Current liabilities (hedge accounting transactions and other derivatives)				13,700	27,108

These contracts may require that Braskem make guarantee deposits under certain conditions. On December 31, 2010 there was no guarantee deposit placed by Braskem in relation to these derivatives. The counterparties in these operations are top-tier banks with a credit rating of A or better according to Moody's, Standard & Poors, or Fitch, which is consistent with the discount rates used to reflect the credit risk of the counterparties.

The Company has elected not to designate these swaps as hedges for the application of hedge accounting, since the main risk protected—the variation of the exchange rate—is satisfactorily represented by the offsetting results of exchange variation of the loan and the variation in the derivative's fair value. Consequently, the periodic variations in the fair value of the swaps are recorded as financial income or expense in the same period in which they occur. The Company recognized a financial income of R$13,408 related to the variation in the fair value of these swaps between December 31, 2009 and December 31, 2010.

i.b)  Interest rate swaps linked to export prepayments and foreign loans

The Company and its subsidiaries Braskem Inc. and Braskem America, held on December 31, 2010 seventeen interest rate swap contracts with a nominal value totaling US$ 1,136,146,000 relative to export prepayment debts contracted in U.S. dollars and at floating interest rates (Libor basis) in October 2008, April 2009, and June 2010 maturing in October 2013, July 2014, and March and April 2015. In these swaps the Company receives floating rates (LIBOR) and pays fixed rates, periodically, coinciding with the cash flow of the export prepayment debt. The purpose of these swaps is to mitigate the variation of future expenses caused by fluctuations in the LIBOR rate. The periods, amounts, settlement dates, and floating interest rates match the financing terms. The Company intends to maintain these swaps until the settlement of the loans.

Braskem S.A. and Its Subsidiaries

Notes to the Consolidated Financial Statements

at December 31, 2010 and 2009

Amounts in thousands of Brazilian reais, unless otherwise indicated

For hedge accounting purposes, these swaps were designated as hedges of the risk of LIBOR fluctuations on the specified debts. The periodic variation of the fair value of the derivatives designated as cash flow hedges that are highly effective in offsetting the variations in cash flow of the item hedged are recognized in equity as “other comprehensive income” until the respective variation of the hedged item impacts the statement of income. The effects of LIBOR on the hedged item are expected to impact the results of the Company and its subsidiaries in each period of appropriation of the interest on the debt, beginning on the date of disbursement until its maturity.

The Company tests the effectiveness of these hedges on each reporting date by the cumulative monetary offset method. Under this method the hedge is considered effective if the cash flow variation of the derivative is between 80% and 125% that of the hedged item caused by the risk that is being covered.

The test of effectiveness as of December 31, 2010, showed that derivatives were effective in offsetting variations of the hedged item caused by fluctuations in LIBOR from the time of contracting the derivatives up to the end of the reporting period, and that all other conditions for qualification of these instruments for hedge accounting are met. Consequently, the effective portion of the variation in fair value of the derivatives, amounting to R$74,561 (Note 19, f.3(iii)), was recorded as “other comprehensive income”. The Company reclassified the amount of R$ 68,529 from carrying value adjustments to financial income. These figures refer to the portion of the offsetting effect of the derivatives on the hedged item relative to the period ended December 31, 2010. The characteristics of each swap transaction are listed below, by company:

Braskem S.A. and Its Subsidiaries

Notes to the Consolidated Financial Statements

at December 31, 2010 and 2009

Amounts in thousands of Brazilian reais, unless otherwise indicated

  Braskem Inc

Identification	Nominal value	Interest rate	Maturity date	Fair value
	(US$ thousands)			2010	2009
Swap EPP V	50.000	3.3050	October 2013	4,945	4,329
Swap EPP VI	100.000	3.5800	October 2013	11,064	10,276
Swap EPP VII	50.000	3.3150	October 2013	4,966	4,362
Swap EPP VIII	100.000	3.5250	October 2013	10,830	9,979
Swap EPP IX	100.000	3.5850	October 2013	11,085	10,302
Subtotal	400.000			42,890	39,248
Settled in advance in 2010
Swap EPP I	100.000	3.9100	October 2013	-	10,432
Swap EPP II	100.000	3.9100	October 2013	-	10,432
Swap EPP III	100.000	3.9250	October 2013	-	10,652
Swap EPP IV	25.000	3.8800	October 2013	-	2,569
Total	725.000			42,890	73,333

Current liabilities (hedge accounting transactions and other derivatives)				19,270	41,754
Non-current liabilties (hedge accounting transactions)				23,620	31,579
Total				42,890	73,333

  Braskem

Identification	Nominal value	Interest rate	Maturity date	Fair value
	(US$ thousands)			2010	2009
Swap EPP X	35.000	2.5040	March 2014	1,786	1,108
Swap EPP XI	57.500	1.9500	July 2014	1,455	2,114
Swap EPP XII	100.000	2.1200	November 2013	4,061	133
Swap EPP XIII	50.000	2.1500	November 2013	2,082	(94)
Swap EPP XIV	50.000	2.6400	April 2014	3,734	740
Swap EPP XV	100.000	2.6200	April 2014	7,392	448
Swap EPP XVI	33.646	1.6700	June 2013	606	1,022
Swap EPP XVII	75.000	2.1975	March 2015	3,684	-
Swap EPP XIX	25.000	2.1700	March 2015	1,188	-
Subtotal	526.146			25,988	5,471
Settled in advance in 2010
Swap EPP XVIII	75.000	2.1850	March 2015	-	-
Swap EPP XX	70.000	2.1675	March 2015	-	-
Total	671.146			25,988	5,471

Non-current liabilities (other trade account receivables)				-	(5,334)
Current liabilities (hedge accounting transactions and other derivatives)				13,918	10,805
Non-current liabilties (hedge accounting transactions)				12,070	-
Total				25,988	5,471

Braskem S.A. and Its Subsidiaries

Notes to the Consolidated Financial Statements

at December 31, 2010 and 2009

Amounts in thousands of Brazilian reais, unless otherwise indicated

  Braskem America

Identification	Nominal value	Interest rate	Maturity date	Fair value
	(US$ thousands)			2010
Swap loans XXI	70.000	0.8275	April 2015	(2,262)
Swap loans XXII	70.000	1.8500	April 2015	1,887
Swap loans XXIII	70.000	1.8475	April 2015	1,898
Total	210.000			1,523

Current liabilities (hedge accounting transactions and other derivatives)				3,236
Non-current liabilties (hedge accounting transactions)				(1,713)
Total				1,523

The "Interest Rate" column shows the contractual fixed rate that the Company pays in exchange for receiving Libor.

i.c) Loan-related interest rate swaps

On December 31, 2010, the Company had an interest rate swap contract, designated for hedge accounting, with a nominal value of US$ 42,612 thousand, contracted in September 2010 in connection with a fixed-rate credit line in reais, maturing in September 2012. These swap contracts pay fixed rates to the Company and the Company periodically pays a CDI-based rate, according to the debt's cash flow.

  Braskem

Identification	Nominal value	Interest rate	Maturity date	Fair value
	(US$ thousands)			2010
Swap NCA I	42.612	100.70% CDI	September 2012	456
Total	42.612			456

Non-current liabilties (hedge accounting transactions)				456

This contract may require that the Company make guarantee deposits under certain conditions. On December 31, 2010 there was no guarantee deposit placed by the Company with respect to this derivative. The counterparties in these operations are banks with a credit rating of A or better according to Moody's, Standard & Poors, or Fitch, which is consistent with the discount rates used to reflect the credit risk of the counterparties.

  Maximum estimated loss

The amount at risk from the derivatives held by the Company on December 31, 2010, defined as the highest loss that could result in one month and in 95% of cases, under normal market conditions, was estimated by the Company at US$ 23,746 thousand for the EPP/Loan swaps and R$127 thousand for the NEXI swaps.

Braskem S.A. and Its Subsidiaries

Notes to the Consolidated Financial Statements

at December 31, 2010 and 2009

Amounts in thousands of Brazilian reais, unless otherwise indicated

i.d)    Sale price swaps

As of December 31, 2010, subsidiary PP Americas had sale price swap agreements designated for hedge accounting, in the total amount of US$5,732 thousand, which were entered into in July 2010 and December 2010 and mature in 2011. Under these swap agreements, the Company receives market prices of polypropylene (Clearport Polypropylene Futures Contract - Nymex) and pays a fixed price of polypropylene on maturity of each agreement. The objective of these swaps is to establish a fixed price for raw material sale agreements.

  PP Americas:

Identification	Nominal value	Interest rate	Maturity date	Fair value
	(US$ thousands)			2010
Swap sales price	5.732	1,478	December 2011	(1,300)
Total	5.732			(1,300)

Non-current liabilities (other trade account receivables)				(1,300)

ii)     Exposure by counterparty

The Company’s policy is to compare credit ratings disclosed by Moody’s, Standard and Poor’s and Fitch, and use the lowest of the three.

The Company's exposure to risk of default by counterparties to derivative financial instruments and the rating given by rating agencies are listed in the table below, considering the market values of the derivatives together with guarantees:

Counterparty	Rating agencies	External credit classification	Principal	Exposure December, 2010
Barclays	Standard and poors	A+	56,061	606
BES	Standard and poors	A-	416,550	13,535
Caixa Geral	Standard and poors	A-	124,965	3,684
Calyon	Standard and poors	AA-	83,310	4,945
Citibank	Standard and poors	A	280,633	14,430
Deutsche Bank	Standard and poors	A+	183,282	6,708
HSBC	Standard and poors	AA-	329,075	5,240
JP Morgan	Standard and poors	AA-	324,129	7,477
Nymex			14,248	896
Santander	Standard and poors	AA	445,537	27,932

			2,257,790	85,453

In order to manage the credit risk, the Company takes into account the rating and market prices for Credit Default Swaps referring to the counterparties in derivatives, as well as entering into netting contracts that minimize the total credit risk arising from the various financial transactions entered into between the parties.

Braskem S.A. and Its Subsidiaries

Notes to the Consolidated Financial Statements

at December 31, 2010 and 2009

Amounts in thousands of Brazilian reais, unless otherwise indicated

(iii)     Breakdown of hedge operations in “other comprehensive income”

The Company designated certain derivatives as cash flow hedges, resulting in balances in other comprehensive income. The appropriations of interest are allocated to interest costs in the group of financial expenses. The summary of changes in the account is as follows:

		Appropriation	Movement
	Balance as of	of accrued	in effective portion	Balance as of
	December 2009	interest	of hedge	December 2010
Swap EPP Braskem Inc.	(63,877)	(36,215)	60,777	(39,315)
Swap EPP Braskem	(3,427)	(29,212)	9,626	(23,013)
Swap Loan Braskem	-	-	(456)	(456)
Swap EPP Braskem America	-	(3,102)	3,314	212
Swap Sale Price PP Americas	-	-	1,300	1,300
	(67,304)	(68,529)	74,561	(61,272)

(g)     Sensitivity analysis

The financial instruments, including derivatives, may be subject to changes in fair value, as a result of fluctuations in commodity prices, foreign exchange rates, interest rates, shares and share indexes, price indexes and other variables. The analysis of the sensitivity of derivative and non-derivative financial instruments to these variables is as follows:

i)      Risk selection

The Company selected three market risks that could most affect the value of its financial instruments: a) U.S. dollar-Real exchange rate; b) Japanese Yen-Real exchange rate; c) Libor floating interest rate.

For the risk sensitivity analysis, the Company reports exposures to currencies as if they were independent, i.e., without reflecting in the exchange rate exposure the risks of changes in other exchange rates that could be indirectly influenced thereby.

ii)     Scenario selection

In accordance with CVM Instruction No. 475/08, the Company includes three scenarios in the sensitivity analysis, one probable scenario and two scenarios that may represent adverse effects for the Company. When preparing the adverse scenarios, the Company only took into account the impact of the variables on financial instruments, including derivatives, and on the items covered by hedge  operations.  No account was given to the overall impact on the Company’s operations, due to revaluation of inventories or future revenues and costs. Considering that the Company manages its exchange exposure on a net basis, the adverse effects arising from the appreciation of the U.S. dollar against the Brazilian Real may be mitigated by opposite effects in Braskem’s results of operations.

Braskem S.A. and Its Subsidiaries

Notes to the Consolidated Financial Statements

at December 31, 2010 and 2009

Amounts in thousands of Brazilian reais, unless otherwise indicated

The probable scenario considered was the FOCUS research published by the Brazilian Central Bank on December 24, 2010. For interest rate variables not included in the FOCUS research, the probable scenario considered was the same percentage variation as the CDI and, as to exchange rate variables not included in the FOCUS research, the probable scenario considered was the same percentage variation of the U.S. dollar-real exchange rate.

A 25% increase in the U.S. dollar-real exchange rate was considered in the possible adverse scenario and 50% in the extreme adverse scenario compared with the closing U.S. dollar-real rate at December 31, 2010.

A 25% increase in the Japanese Yen-real exchange rate was considered in the possible adverse scenario and 50% in the extreme adverse scenario compared with the closing Japanese Yen-real exchange rate at December 31, 2010.

A 25% decrease in the Libor interest rate was considered in the possible adverse scenario and 50% in the extreme adverse scenario compared with the rate at December 31, 2010.

The sensitivity amounts in the tables below are variations in the value of financial instruments according to each scenario, except for table (v), which shows the future cash flow variations.

iii) Sensitivity to the U.S. dollar-real exchange rate

The sensitivity of each financial instrument, including derivatives and the items covered by them, to the U.S. dollar-real exchange rate variations is as follows:

		Possible adverse	Extreme adverse
Instrument	Probable	scenario (25%)	scenario (50%)
BNDES	(4,793)	(59,068)	(118,137)
Eurobonds	(79,676)	(981,928)	(1,963,856)
Working capital / structured operations	(7,150)	(88,120)	(176,240)
Raw material financing	(234)	(2,887)	(5,774)
Investment funds in foreign currency	608	7,489	14,978
Medium-Term Notes	(8,885)	(109,507)	(219,015)
Export prepayments	(40,399)	(497,871)	(995,741)
Time Deposits	1,363	16,798	33,596
Export prepayment debt, plus hedge, of which:
Prepayment debt	(23,047)	(284,036)	(568,073)
Swap EPP (see Notes f, f.3, i.b)	(1,417)	(17,466)	(34,932)

Braskem S.A. and Its Subsidiaries

Notes to the Consolidated Financial Statements

at December 31, 2010 and 2009

Amounts in thousands of Brazilian reais, unless otherwise indicated

iv)      Sensitivity to Japanese yen-real exchange rate

The sensitivity of each financial instrument, including derivatives and the items covered by them, to the Japanese yen-real exchange rate variation is as follows:

		Possible adverse	Extreme adverse
Instrument	Probable	scenario (25%)	scenario (50%)
Project financing (NEXI), plus swaps, of which:
Debt (NEXI)	(1,349)	(16,623)	(33,246)
Swaps (NEXI) (Note f.3 (i.a))	1,333	16,433	32,865

v)       Sensitivity of future cash flows to floating LIBOR interest rates

The sensitivity of future interest income and expenses of each financial instrument, including derivatives and the items covered by them, is stated in the table below. The figures represent the impact on financial income (expenses), considering the average term of the respective instrument.

		Possible adverse	Extreme adverse
Instrument	Probable	scenario (25%)	scenario (50%)
Working capital / structured operations	(246)	(5,905)	(11,702)
Raw material financing	(1)	(17)	(33)
Export prepayments	(1)	(32)	(64)
Export prepayment debt, plus hedge, of which:
Prepayment debt	(2,317)	(53,562)	(102,425)
Swap EPP (Note f.3(i.b))	2,244	51,873	99,195

19.3 – Embedded derivatives

The procedures for identification of derivative instruments that are embedded in purchase, sale and service contracts are intended for timely recognition, adequate control and appropriate accounting treatment.

The contracts that may have embedded derivative instruments are assessed to determine whether or not the economic characteristics of the embedded derivatives are closely related to those of the host contract and, if not, the embedded derivatives are separated from the host contract and measured at fair value through profit or loss.

The Company identifies embedded derivatives by means of pre-established internal controls. The contracts that may have embedded derivatives are assessed to determine whether or not their economic characteristics are closely related to those of the host contract.

At present the Company has no contract that requires separation of embedded derivatives.

Braskem S.A. and Its Subsidiaries

Notes to the Consolidated Financial Statements

at December 31, 2010 and 2009

Amounts in thousands of Brazilian reais, unless otherwise indicated

20         Taxes Payable

		2010	2009	01/01/2009
Current
IPI		49,721	31,180	22,138
PIS and COFINS		27,785	14,866	13,756
Income tax and social contribution		31,055	17,317	11,950
ICMS	(i)	122,445	46,764	24,726
Tax Recovery Program - Law No. 11,941/09		104,100	73,421	-
Installment Program - MP 470/09	(iv)	-	958,052	-
PAES - Law No. 10,684/03	(iii)	-	7,267	8,100
Other		54,956	26,805	24,588
Total		390,062	1,175,672	105,258

Non-current
IPI - Credit - export premium		-	-	731,098
IPI - zero rate		-	-	330,307
IPI - consumption materials and property, plant and equipment		-	46,706	44,893
COFINS - Law No. 9,718/98	(ii)	-	50,926	57,336
ICMS	(i)	48,863	-	-
Education, SAT and INSS		40,085	40,085	40,085
Installment Program - Law No. 11.941/09	(v)	1,431,358	1,020,747	-
PAES - Law No. 10.684/03	(iii)	-	34,386	28,665
Others		63,263	84,298	57,659
Total		1,583,569	1,277,148	1,290,043

(i)         ICMS

Subsidiary Riopol, based on Decree Law No. 25,665/1999, has a balance of deferred ICMS tax on imports of equipment and parts for the construction of its manufacturing plant. Pursuant to this Decree, Riopol, as a substitute taxpayer, is allowed to postpone the payment of ICMS for 6 years from the date of acquisition of the assets, with no financial charges. On December 31, 2010, the balance of ICMS payable was R$ 59,133.

(ii)        COFINS – Law No. 9,718 of 1998

The amount recorded in December 2009 in non-current liabilities refers to a lawsuit brought by the Company and its acquired companies to discuss the constitutionality of the increase in the COFINS rate from 2% to 3% based on Law No. 9,718/98. In November 2005 the Supreme Court ruled that the increase in the COFINS rate was lawful and later reconsidered the constitutionality of that tax increase and upheld its prior decision. In view of the Supreme Court decision, the Company included the litigation amounts payable in the tax debts installment program of Law No. 11,941/09.

(iii)       Exceptional Installment Program - PAES - Law No. 10,684/03

Merged companies IPQ, Trikem and CINAL adhered to the Special Installment Program (PAES), implemented by Federal Law No. 10,684/03. IPQ opted for this installment program due to the cancellation of Comprobatory Compensation Documents (DCCs) related to the acquisition and offset of third-party tax credits. Trikem made this option as a result of withdrawing from the lawsuit contesting the increase in COFINS from 2% to 3%, instituted by Law No. 9,718/98.

Braskem S.A. and Its Subsidiaries

Notes to the Consolidated Financial Statements

at December 31, 2010 and 2009

Amounts in thousands of Brazilian reais, unless otherwise indicated

Even though the Company was making the payments on time and meeting all the legal requirements, the National Treasury Attorney excluded Trikem from PAES on two occasions. In both cases, the Company obtained legal rulings determining it could remain in the installment program.

The Company opted to exercise the right conceded by Law No. 11,941/09 to pay the outstanding balance of PAES in revised installments and, as a result, withdrew from all the litigation related to its exclusion from the previous installment program.

At December 31, 2010, that balance was included on the Installment Payment Program of Law No. 11,941/09.

(iv)        Installment plan based on Executive Act No. 470/09

Due to the benefits granted by Executive Act No. 470/09 of October 13, 2009 and based on the legal advisors’ opinion, the Company’s management withdrew from the judicial and administrative proceedings that sought recognition of the tax credits arising from purchase of zero-tax goods and the IPI premium credit and confirmed its decision to apply the installment payment plan permitted by the Executive Act.

This payment plan was settled in 12 monthly installments in accordance with the due dates established by the executive act and the related amounts for 2010 are as follows:

Balance of installments on December 31, 2009	958,052
(-) Installments paid	(389,709)
(+) SELIC restatement	30,165
(-) Offset with tax losses and negative bases	(598,508)
Balance of installments on December 31, 2010	-

In connection with the Company's enrollment in the MP 470/09 program, during 2009 the Company recognized a liability totaling R$1,225,087, of which the expense of R$1,152,167 has been recorded under “other operating income” and R$72,920 under “financial expense” in the statement of income. In the "other operating income" line, the Company recorded a credit in the amount of R$1,225,087 related to unused tax loss carryforwards used to offset the liability under the MP 470/09 program. The credit of R$1,225,087 is comprised of (i) R$906,692 of income tax loss carryforwards, (ii) R$264,800 of social contribution loss carryforwards and (iii) R$53,595 of other tax loss effects generated during the year.

(v)         Installment Payment Program of Law No. 11,941/09

Law No. 11,941 was published on May 27, 2009, and established the conditions for paying federal tax debts in installments. Of particular note among these conditions are: i) the payment can be made in up to 180 months; ii) the discounts related to fines, interest and charges vary according to the installment payment period; iii) there is the possibility of using income tax and social contribution loss carryforwards to settle the fines and interest. In accordance with this Law, Braskem and its subsidiaries Quattor and Quattor Petroquímica adhered to the installment program and have been paying the minimum amounts established by the Law. The Brazilian Tax accordance with this Law, Braskem and its subsidiaries Quattor and Quattor Petroquímica adhered to the installment program and have been paying the minimum amounts established by the Law. The Brazilian Tax Authority is expected to make available a computer application, during 2011, to consolidate the debt included in the program, which should confirm the amounts recorded.

Braskem S.A. and Its Subsidiaries

Notes to the Consolidated Financial Statements

at December 31, 2010 and 2009

Amounts in thousands of Brazilian reais, unless otherwise indicated

Based on an analysis of the expected outcomes of the legal and administrative processes, prepared by external legal advisors, the following main taxes were included in the installment program: i) CSLL  of R$ 1,012,235; ii) IPI credit arising from the purchase of raw materials and fixed assets of R$ 91,461; and iii) COFINS resulting from the legal discussion on the increase in rate from 2% to 3% established in Law No. 9,718/98 of R$ 61,570 and iv) sundry taxes amounting to R$114,578. In relation to the installment period, Company management opted for 180 months.

The installments due are shown below:

Balance of installments on December 31, 2009	1,094,168
(+) New taxes and charges on arrears included in the installment	185,676
(-) Symbolic payments	(120)
(+) SELIC restatement	133,141
(+) PAES - Law No. 10,684/03	36,034
(+) Initial balance of companies acquired (i)	86,559
Balance of installments on December 31, 2010	1,535,458

Current liabilities	104,100
Non-current liabilities	1,431,358
1,535,458

(i) Quattor– R$ 85,762 and Quattor Petroquímica – R$ 797.

As established in the Law, the Company will lose all the reductions of arrears charges if it fails to pay three installments, whether or not consecutive.

Braskem S.A. and Its Subsidiaries

Notes to the Consolidated Financial Statements

at December 31, 2010 and 2009

Amounts in thousands of Brazilian reais, unless otherwise indicated

21     Income Tax (“IRPJ”) and Social Contribution on Net Income (“CSLL”)

(a)    Reconciliation of the effects of IRPJ and CSLL on the Company’s results of operations

	2010	2009
Profit before income tax, social contribution and non-controlling shareholders	1,887,438	1,758,416

Income tax and social contribution (expense)
at the standard rate of 34%	(641,729)	(597,862)
Equity in results of associated companies	8,372	(18,241)
Temporary differences on social contribution not previously recognized (iii)	-	87,282
Permanent differences related the REFIS program (v)	38,718	351,300
Recognition of deferred income tax not previously recognized (ii)	282,997	-
Adjustments related to Law Nos. 11,638/07 and 11,941/09	(10,705)	-
Tax benefits (Sudene and PAT)	5,479	-
Social contribution from previous years (iii)	(18,186)	(342,203)
Social contribution loss carryforward used to offset other taxes (i)	-	(404,400)
Income tax loss carryforward used to offset other taxes (i)	-	(502,292)
Business combination effects (iv)	331,596	34,697
Other permanent differences	5,505	31,794

Effect of income tax and social contribution on results of operations	2,047	(1,359,925)

Breakdown of Income Tax (IRPJ) and Social Contribution (CSLL):

IRPJ and CSLL - Current	(48,829)	(11,348)
Tax benefits (Sudene and PAT)	5,479	-
Social contribution from previous years	(18,186)	(342,203)
Income tax and social contribution - current	(61,536)	(353,551)

BRGAAP - Deferred	85,944	(615,287)
IFRS - Deferred	(22,361)	(391,087)
Income tax and social contribution - deferred	63,583	(1,006,374)

Total income tax and social contribution in results of operations	2,047	(1,359,925)

(i)   Income tax and social contribution credits on loss carryfowards used to offset IPI liabilities as described in Note 20(iv).

(ii)  Deferred income tax and social contribution on tax loss carryforwards of subsidiaries Quattor and Riopol acquired in 2010.

(iii) Current and deferred social contribution recorded as consequence of the adoption of the Law 11,941/09 and the Company´s decision to withdraw from the lawsuits challenging the constitutionality of Law 7,689/88 (Note 21(e)).

(iv)  Effect of the non-taxable bargain purchase gain of Quattor and Sunoco business combinations.

(v)  Non-taxable income tax and social contribution effects on gains of the REFIS program.

Braskem S.A. and Its Subsidiaries

Notes to the Consolidated Financial Statements

at December 31, 2010 and 2009

Amounts in thousands of Brazilian reais, unless otherwise indicated

(b)      Deferred income tax and social contribution

(b.1)   Breakdown of deferred income tax and social contribution

abel

	2010	2009	01/01/2009
Assets
Tax losses	372,064	455,850	409,129
Amortized goodwill	80,222	122,151	167,156
Temporary provisions	73,870	89,724	82,922
RTT	7,293	13,002	22,835
Other temporary differences	17,279	19,827	21,926
IFRS effects - (Note 21 (b.2))	289,375	103,906	550,303
	840,103	804,460	1,254,271

Non-current assets	840,103	804,460	1,254,271
Total	840,103	804,460	1,254,271

	2010	2009	01/01/2009
Liabilities
RTT	258,430	131,996	2,666
Exchange variations	474,834	487,198	-
Other temporary differences	289,200	6,735	18,480
IFRS effects - (Note 21 (b.2))	671,797	183,653	153,012
	1,694,261	809,582	174,158

Non-current	1,694,261	809,582	174,158
Total	1,694,261	809,582	174,158

Composition of deferred social contribution	Consolidated
	2010	2009	01/01/2009
Assets
Social contribution losses	133,486	163,634	-
Amortized goodwill	29,628	44,818	-
Temporary provisions	24,764	29,279	-
Adjustments related toequacy Law Nos. 11,638/07 and 11,941/09	2,112	314	-
Other temporary differences	3,164	1,738	10,051
IFRS effects - (Note 21 (b.2))	103,428	36,561	(2,753)
	296,582	276,344	7,298

Non-current	296,582	276,344	7,298
Total	296,582	276,344	7,298
	-	-	-

	2010	2009	01/01/2009
Liabilities
Adjustments related toequacy Law Nos. 11,638/07 and 11,941/09	93,000	47,519	-
Exchange variations	170,940	175,391	-
Other temporary differences	491	-	2,403
IFRS effects - (Note 21 (b.2))	241,846	66,115	(1,619)
	506,277	289,025	784

Non-current	506,277	289,025	784
Total	506,277	289,025	784

Braskem S.A. and Its Subsidiaries

Notes to the Consolidated Financial Statements

at December 31, 2010 and 2009

Amounts in thousands of Brazilian reais, unless otherwise indicated

(b.2) Changes in deferred income tax and social contribution – by nature

Deferred tax - assets	As of December 31, 2008	Credited (debited) to equty	Desconsolidation	As of January 1st, 2009	Credited (debited) to the statement of income	Credited (debited) to business combination	Credited (debited) to equty	Desconsolidation	As of December 31, 2009	Credited (debited) to the statement of income	Credited (debited) to burgain purchase	Credited (debited) to equty	Desconsolidation	Credited (debited) to Investment	Installment Program MP 470	As of December 31, 2010

Tax losses and negative base	409,129	-	-	409,129	210,355	-	-	-	619,484	287,529	-	-	-	197,046	(598,508)	505,551
Goodwill amortized	167,156	-	-	167,156	(187)	-	-	-	166,969	(58,365)	-	-	-	1,246	-	109,850
Temporary differences	82,922	-	-	82,922	36,082	-	-	-	119,004	(47,980)	-	-	-	27,611	-	98,635
Adequacy Law Nos. 11,638/07 and 11,941/09	22,835	-	-	22,835	(13,371)	-	3,851	-	13,315	(10,622)	-	6,795	-	(84)	-	9,404
Other temporary differences	31,977	-	-	31,977	(22,878)	-	12,466	-	21,565	(1,121)	-	-	-	-	-	20,444

Total BRGAAP	714,019	-	-	714,019	210,001	-	16,317	-	940,337	169,441	-	6,795	-	225,819	(598,508)	743,884

Exclusion of desconsolidation of CETREL	-	-	(10,400)	(10,400)	1,323	-	-	103	(8,974)	-	-	-	8,974	-	-
Business combination - Quattor	-	-	-	-	-	-	-	-	-	(5,984)	71,636	-	-	272,426	-	338,078
Deferred tax on goodwill - merged companies	-	2,612	-	2,612	(268)	-	-	-	2,344	(268)	-	-	-	-	-	2,076
Deferred tax on tax losses	-	502,024	-	502,024	(409,777)	-	-	-	92,247	(92,247)	-	-	-	-	-	-
Pension plan	-	20,207	-	20,207	4,729	-	-	-	24,936	4,537	-	-	-	-	-	29,473
Intangible write-off (R&D)	-	6,280	-	6,280	(6,280)	-	-	-	-	-	-	-	-	-	-	-
Goodwill write-off of Triunfo	-	-	-	-	5,780	-	-	-	5,780	-	-	-	-	-	-	5,780
Goodwill of deferred	-	26,827	-	26,827	(2,693)	-	-	-	24,134	(6,740)	-	-	-	-	-	17,394

Total IFRS	-	557,950	(10,400)	547,550	(407,186)	-	-	103	140,467	(100,702)	71,636	-	8,974	272,426	-	392,801

Total assets	714,019	557,950	(10,400)	1,261,569	(197,185)	-	16,317	103	1,080,804	68,739	71,636	6,795	8,974	498,245	(598,508)	1,136,685

Deferred tax - liabilities	As of December 31, 2008	Debited (credited) to equty	Desconsolidation	As of January 1st, 2009	Debited (credited) to the statement of income	Credited (debited) to business combination	Debited (credited) to equty	Desconsolidation	As of December 31, 2009	Debited (credited) to the statement of income	Debited (credited) to burgain purchase	Debited (credited) to equty	Desconsolidation	Debited (credited) to Investment	Installment Program MP 470	As of December 31, 2010

Adequacy Law Nos. 11,638/07 and 11,941/09	2,666	-	-	2,666	176,849	-	-	-	179,515	171,915	-	-	-	-	-	351,430
Exchange variations	-	-	-	-	662,590	-	-	-	662,590	(16,814)	-	-	-	-	-	645,776
Other temporary differences	20,883	-	-	20,883	(14,149)	-	-	-	6,734	(71,606)	-	-	-	354,563	-	289,691

Total BRGAAP	23,549	-	-	23,549	825,290	-	-	-	848,839	83,495	-	-	-	354,563	-	1,286,897

Exclusion of desconsolidation of CETREL	-	-	(5,431)	(5,431)	-	-	-	5,431	-	-	-	-	-	-	-	-
Business combination - Triunfo	-	-	-	-	(2,856)	53,374	-	-	50,518	(2,201)	-	-	-	-	-	48,317
Business combination - Quattor	-	-	-	-	-	-	-	-	-	(51,450)	664,352	-	-	43,492	-	656,394
Business combination - PP America	-	-	-	-	-	-	-	-	-	(10,365)	31,782	(1,852)	-	-	-	19,565
Business combination - UNIPAR	-	-	-	-	-	-	-	-	-	(292)	4,438	-	-	-	-	4,146
Write-off negative goodwill of Cinal	-	2,183	-	2,183	786	-	-	-	2,969	-	-	-	-	-	-	2,969
Attributed cost	-	154,641	-	154,641	(14,031)	-	55,671	-	196,281	(14,031)	-	-	-	-	-	182,250

Total IFRS	-	156,824	(5,431)	151,393	(16,101)	53,374	55,671	5,431	249,768	(78,339)	700,572	(1,852)	-	43,492	-	913,641

Total liabilities	23,549	156,824	(5,431)	174,942	809,189	53,374	55,671	5,431	1,098,607	5,156	700,572	(1,852)	-	398,055	-	2,200,538

Braskem S.A. and Its Subsidiaries

Notes to the Consolidated Financial Statements

at December 31, 2010 and 2009

Amounts in thousands of Brazilian reais, unless otherwise indicated

(c)       Changes in income tax and social contribution losses

Tax loss and social contribution tax loss carryforwards in December 2009	IR	CSL
Amortization payment in installments MP 470/09 (Note 19 (V))	1,823,400	1,818,156
Use of tax loss in the period	(1,760,317)	(1,760,317)
Tax loss and negative basis of social contribution for Quattor Group	1,459,870	1,462,481
Use of valuation allowance in the period	(34,699)	-
Use of social contribution tax loss carryforwards in the period	-	(37,139)
Tax loss and social contribution tax loss carryforwards in December 2009	1,488,254	1,483,181

Income tax and social contribution - tax rate	25%	9%

Tax credit	372,064	133,486

(d)       Transitional Tax System (RTT)

The amounts presented in the financial statements as of December 31, 2010 and 2009 consider the adoption of the Transitional Tax System (“RTT”) by the Company and its subsidiaries based in Brazil, as stipulated in Law No. 11,941/09, the aim of which is to maintain tax neutrality with respect to the changes in Brazilian corporate law introduced by Law Nos. 11,638/07 and 11,941/09. The definitive option for the RTT was made upon filing the Corporate Tax Return – DIPJ for the 2008 calendar year. When applicable, the deferred tax effects generated by the RTT are recognized and presented in “deferred income tax and social contribution”.

(e)       Social contribution on net income (CSLL)

On December 31, 2009, the Company's management, based on the opinion of its legal advisors, announced its decision to exercise the right granted by Law No. 11,941/09 to pay the CSLL in installments, with respect to the lawsuits challenging the constitutionality of Law 7,689/88.

The Company, also based on the opinion of its legal advisors, did not consider it advisable to pay the amounts that are required as isolated penalty in installments. Indeed, the Taxpayers Council has repeatedly ruled, also in cases to which the Company is party, that the imposition of an isolated penalty and fine on assessment for the same taxable event is illegal. The amount of the fines under discussion, updated by the SELIC rate through December 31, 2010, is R$ 122,743.

Furthermore, since in the case of the merged company OPP Química S.A., the government has not proposed an action for reconsideration, the Company believes that, legally, the first decision in its favor is still valid. Therefore, the assessment notices issued by the Federal Revenue Service related to OPP Química S.A. were not included in the installment program. The amount under discussion, updated by the SELIC rate through December 31, 2010, is R$ 229,736.

Finally, the Company is still studying the possibility of challenging in court the validity of the fine on assessment that was charged by the tax authorities. The reason for this is that the Company, based on the opinion of its legal advisors, believes that up until the filing of the request to withdraw its administrative and judicial appeals, it is not in arrears with the government. The amount under analysis, updated by the SELIC rate through December 31, 2010, is R$ 185,029.

Braskem S.A. and Its Subsidiaries

Notes to the Consolidated Financial Statements

at December 31, 2010 and 2009

Amounts in thousands of Brazilian reais, unless otherwise indicated

(f)      Tax incentives

(f.1)   Income tax

Up to the base year 2011, the Company has the right to a 75% reduction in the income tax due on profits from the sale of basic petrochemical products and utilities produced at the Camaçari plant. The three polyethylene plants and the polypropylene plant located in Camaçari enjoy the same reduction until 2011, 2012, 2013 and 2016. The PVC plants in Camaçari and Marechal Deodoro (AL) also have a right to the benefit until 2013 and 2019 respectively.

The production of caustic soda, chlorine, ethylene dichloride and caprolactam has the benefit of a 75% reduction in the income tax rate up until the base year of 2012.

(f.2)  Value-added Tax on Sales and Services - ICMS

The Company has ICMS tax incentives granted by the State of Alagoas under the Integrated Development Program of the State of Alagoas (PRODESIN). This incentive is designed to foster installation and expansion of industries in that state and is recorded in the results for the year under the account "deductions from sales".

22     Sundry Provisions

The breakdown of the balance is as follows:

	2010	2009	01/01/2009
Bonus provisions (a)	21,538	10,845	18,753
Provision for remediation of environmental damage (b)	36,282	57,797	51,168
Sundry legal provisions (c)	330,807	94,402	75,296
Other	6,240	-	-
Total	394,867	163,044	145,217

Current liabilities	32,602	30,926	18,869
Non-current liabilities	362,265	132,118	126,348
	394,867	163,044	145,217

a)  Bonus provisions – certain sales agreements of the Company determine that it will give the customer products free of charge if a certain quantity of products is sold within a year. The Company provides monthly for these free products assuming that the minimum amount set forth in the agreement will be met.

b)  Provision for the remediation of environmental damage – the Company has a provision for future environmental remediation expenditure in some of its plants. The estimated term of these expenditures,  which are measured at present value, is five years.

c)  Provisions for sundry lawsuits – based on its external legal advisors’ opinion, the Company records a provision for probable loss contingencies. The provision for civil and labor lawsuits is calculated based on the amount claimed by the plaintiffs and the Company’s history of settlement of similar lawsuits. In addition, upon the acquisition of Quattor (Note 5), the Company recorded at fair value Quattor’s lawsuits with chances of possible successful outcome in the amount of R$224,625, of which R$172,409 refers to state taxes and R$52,216 refers to federal taxes (Note 25(b.3) and (d)).

Braskem S.A. and Its Subsidiaries

Notes to the Consolidated Financial Statements

at December 31, 2010 and 2009

Amounts in thousands of Brazilian reais, unless otherwise indicated

The composition of these provisions is as follows:

	2010	2009	2009

Labor claims	33,302	25,177	17,658
Tax claims (i)	282,729	55,405	47,134
Civil claims	14,105	13,149	10,160
Other	671	671	344
	330,807	94,402	75,296

•      Changes in provisions:

		Remediation of	Sundry		Total
	Bonus	environmental damage	lawsuits	Other	provisions

January 1, 2009	18,753	51,168	75,296	-	145,217

Additions	18,126	35,784	15,604	-	69,514
Reduction through usage and payments	(26,034)	(29,155)	(327)	-	(55,516)
Interest	-	-	3,829	-	3,829

December 31, 2009	10,845	57,797	94,402	-	163,044

Additions	44,680	727	3,153	6,240	54,800
Additions through mergers	-	-	233,029	-	233,029
Reduction through usage and payments	(33,987)	(22,242)	(3,368)	-	(59,597)
Interest	-	-	3,591	-	3,591

December 31, 2010	21,538	36,282	330,807	6,240	394,867

23     Long-term Incentives

A long-term non-share-based incentive plan was approved at the Shareholders’ Meeting in September 2005, under which the participants designated annually by management can acquire securities issued by the Company that are called “investment units”. The objective of the plan is, among others, to align participants’ interest with that of shareholders to create long-term value, help participants develop a sense of ownership and motivate vision and commitment to the Company's long-term results.

The investment unit does not give its holder rights as a shareholder of Braskem, or any other rights or privileges of shareholders, especially voting right and other political rights.

On an annual basis, the Board of Directors approves the eligible participants, the quantity of investment units to be issued, the Company’s share in participants’ acquisition and the quantity of units offered per participant. The acceptance by the participant implies cash payment of the amount attributed to the participant and execution of a unit purchase agreement, with Braskem being responsible for issuing the Certificate of Investment Units. In 2009 and 2010, no new investment units were issued.

Braskem S.A. and Its Subsidiaries

Notes to the Consolidated Financial Statements

at December 31, 2010 and 2009

Amounts in thousands of Brazilian reais, unless otherwise indicated

The investment unit is issued in the first semester of the year and its value is updated annually based on the average quoted price of the Company’s preferred class “A” share at the close of business at the São Paulo Stock Exchange (BM&FBovespa) from October to March. In addition to the change in its par value, the investment unit yields the same dividend and/or interest on capital distributed to shareholders by Braskem.

There are three types of investment units:

•   unit acquired by the participant, called “Alpha”;

•   unit received by the participant from Braskem, called  “Beta”; and

•   unit received by the participant as income, called “Gama”.

The investment unit (and its related certificate) is issued in the holder’s name and can be sold only to Braskem by means of redemption, observing the following conditions:

•   from the 5th year, after the first acquisition, the acquirer can redeem up to 20% of the accumulated balance of investment units; and

•   from the 6th year, redemption is limited to 10% of the accumulated balance.

The quantity and amount of the investment units as of December 31, 2010 are as follows:

	Quantity	Amount

Investment units
Issued (Alpha units)	672,753	8,699
Bonus (Beta units)	665,268	5,743

Total	1,338,021	14,442

24      Private Pension Plans

The actuarial commitments with retirement and pension benefit plans are evaluated according to IAS 19 – Employee Benefits.

24.1   Defined contribution plans

(a)     ODEPREV

The Company maintains a defined contribution plan for its employees which is managed by ODEPREV, a private pension plan entity founded by Odebrecht S.A. ODEPREV offers to participants of the sponsoring companies, the defined contribution optional plan, in which an individual retirement savings fund is opened and accumulates the monthly and periodical participant contributions, as well as monthly and annual sponsor contributions.

On December 31, 2010, the ODEPREV plan has a total of 3,468 active participants (2009 – 3,053), and the Company’s contributions in the year were R$11,315 (2009 - R$ 6,839), while participants contributed R$ 25,515 (2009 – R$ 19,815).

Braskem S.A. and Its Subsidiaries

Notes to the Consolidated Financial Statements

at December 31, 2010 and 2009

Amounts in thousands of Brazilian reais, unless otherwise indicated

(b)     COPESULPREV – Plano Copesul de Previdência Complementar

This defined contribution plan was created in May 2003 for the employees of subsidiary Copesul that were not included in the Petros plan. In August 2009, Braskem withdrew sponsorship of this plan, which is independently managed by Petros and is no longer connected to any other pension plan currently managed by Petros, pursuant to Supplementary Law No. 109/2001.

There were no contributions by the Company or employees in 2010 (in 2009, R$1,011 and R$ 816, respectively).

(c)     Triunfo Vida

The Company, when it merged Triunfo, became the sponsor of Triunfo Vida, a private supplemental pension entity, whose objective is to manage and provide a defined contribution pension plan for the employees.

Due to the Company’s request for withdrawal as plan sponsor in June 2010, contributions made by the  Company and the plan participants until that date were R$126 and R$197, respectively.

24.2  Defined benefit plans

The amounts recognized for defined benefit plans are as follows:

	2010	2009	1/1/2009
Actuarial asset with:
Novamont PP Americas (i)	270	-	-

Actuarial liability with:
Petros Copesul	110,744	96,548	79,028
Fundação Francisco Martins Bastos (FFMB)	12,773	12,842	34,746
	123,517	109,390	113,774

(i) This amount is part of the balance of other accounts receivable of the non current assets.

Braskem S.A. and Its Subsidiaries

Notes to the Consolidated Financial Statements

at December 31, 2010 and 2009

Amounts in thousands of Brazilian reais, unless otherwise indicated

(a)    Actuarial assets

2010

Benefit obligations	(17,680)
Fair value of plan assets	17,190
Funded status of the plan	(490)
Actuarial gains	760
Actuarial asset in the consolidated balance sheet	270

(b)    Changes in plan elements (Novamont)

2010
Change in defined benefit obligations
Balance at beginning of the year	16,520
Current service cost	403
Interest cost	736
Benefits paid	(578)
Actuarial losses	640
Other	(41)
Balance at the end of the year	17,680

Change in fair value of plan assets
Balance at beginning of the year	17,800
Actual return on plan assets	10
Current expenses	(42)
Benefits paid	(578)
Balance at the end of the year	17,190

Amounts recognized in the income statement
Current service cost	403
Interest cost	736
Expected return on plan assets	(130)
1,009

Braskem S.A. and Its Subsidiaries

Notes to the Consolidated Financial Statements

at December 31, 2010 and 2009

Amounts in thousands of Brazilian reais, unless otherwise indicated

(c)    Actuarial liability

	2010	2009	1/1/2009
Benefit obligations	(662,330)	(563,058)	(1,155,141)
Fair value of plan assets	524,571	512,143	1,046,500
Funded status of the plan	(137,759)	(50,915)	(108,641)
Unrecognized prior service cost	5,939	8,723	11,506
Subtotal	(131,820)	(42,192)	(97,135)
Actuarial gains (losses)	21,926	(54,356)	-
Actuarial liability in the Parent company's balance sheet	(109,894)	(96,549)	(97,135)

Actuarial liability in the subsidiaries’ balance sheets	(13,623)	(12,842)	(16,639)

Actuarial liability in the Consolidated balance sheet	(123,517)	(109,390)	(113,774)

(d)    Changes in plan elements (Petros and FFMB)

	2010	2009
Change in defined benefit obligations
Balance at beginning of year - (Note 24.2(a))	563,058	1,155,141
Business acquisition	678,782	-
Current service cost	77,409	5,423
Interest cost	63,708	52,471
Benefits paid	(106,931)	(30,438)
Actuarial losses (gains)	214,360	(27,320)
Plan settlement - (Note 24.2(a))	-	(494,299)
Plan curtailment - (Note 24.2(a))	(828,056)	(97,920)
Balance at end of year	662,330	563,058

	2010	2009
Change in fair value of plan assets
Balance at beginning of year	512,143	1,046,500
Business acquisition - (Note 24.2(a))	860,398	-
Actual return on plan assets	275,430	110,132
Employer contributions	2,526	6,202
Employee contributions	9,180	6,903
Benefits paid	(106,931)	(30,438)
Plan settlement - (Note 24.2 (a))	-	(524,300)
Plan curtailment - (Note 24.2 (a))	(1,028,175)	(102,856)
Balance at end of year	524,571	512,143

	2010	2009
Amounts recognized in the income statement
Current service cost	(7,955)	(14,753)
Interest cost	10,773	(63,405)
Expected return on plan assets	(35,730)	59,384
Amortization of actuarial gains	(153,293)	(547)
Amortization of unrecognized service cost	(2,783)	(2,783)
Employee contributions	2,526	1,619
Plan curtailment - Note 24.2 (a)	173,117	21,071
Total actuarial expenses incurred in the year	(13,345)	586

Braskem S.A. and Its Subsidiaries

Notes to the Consolidated Financial Statements

at December 31, 2010 and 2009

Amounts in thousands of Brazilian reais, unless otherwise indicated

(e)    Actuarial assumptions

The main actuarial assumptions used were:

	2010	2009

Discount rate	6.0%	6.0%
Inflation rate	4.5%	4.5%
Expected return on plan assets	10.5%	10.5%
Rate of increase in future salary levels	4.5%	4.5%
Rate of increase in future pension plans	4.5%	4.5%

f)    Plan assets

The classification of the plan assets according the fair value hierarchy (Note 19) is presented below:

 •    Petros

	December 31, 2010
	Level 1	Level 2	Level 3	Total	%

Cash and cash equivalents	267	-	-	267	0.05%
Certificates of bank deposit	12,423	-	-	12,423	2.30%
Debt securities - corporate	-	5,955	281	6,236	1.15%
Debt securities - government	73,218	-	-	73,218	13.53%
Investment fund - fixed income	154,244	-	-	154,244	28.50%
Investment fund – equity	149,292	-	-	149,292	27.58%
Equity securities	107,989	-	-	107,989	19.95%
Real estate	-	-	30,015	30,015	5.55%
Loans to participants	-	-	7,576	7,576	1.40%
Fair value of plan assets	497,433	5,955	37,872	541,260
Liabilities	-	-	-	(16,689)
Net fair value of plan assets	497,433	5,955	37,872	524,571

	December 31, 2009
	Level 1	Level 2	Level 3	Total	%

Cash and cash equivalents	430	-	-	430	0.08%
Accounts receivable	1,503	-	-	1,503	0.29%
Certificates of bank deposit	12,360	-	-	12,360	2.41%
Debt securities	-	5,082	426	5,508	1.08%
Debt securities - government	69,636	-	-	69,636	13.60%
Investment fund - fixed income	133,297	-	-	133,297	26.03%
Investment fund – equity	133,985	-	-	133,985	26.16%
Equity securities	117,359	-	-	117,359	22.92%
Real estate	-	-	29,922	29,922	5.84%
Loans to participants	-	-	8,143	8,143	1.59%
Fair value of plan assets	468,570	5,082	38,491	512,143

The defined benefit plan assets of Petros consist principally of Brazilian Treasury Notes (NTN), fixed-income and variable-income investment funds, variable-income funds managed by large financial institutions and shares in large domestic companies.

Braskem S.A. and Its Subsidiaries

Notes to the Consolidated Financial Statements

at December 31, 2010 and 2009

Amounts in thousands of Brazilian reais, unless otherwise indicated

• Novamont

The assets of the defined benefit plan Novamont consist of shares of fixed income investment funds.

(a)     PETROS - Fundação PETROBRAS de Seguridade Social

PETROS Braskem Plan

On June 30, 2005, the Company informed PETROS of its intention to terminate sponsorship of the defined benefit plan (Petros Braskem Plan). The termination of sponsorship was approved by PREVIC (National Supplementary Pension Department) on April 29, 2009. The financial settlement of the Plan occurred in 2009, and total individual reserves were made available to the Plan participants.

The process of withdrawal of sponsorship was completed in 2010.

PETROS Copesul Plan

Braskem and some employees of merged Copesul contribute to defined benefit pension plans of PETROS.

As of December 31, 2010, the group of participants comprises 293 active employees (293 in December 2009) and the Company’s and participants’ contributions in 2010 amounted to R$ 1,160 (R$ 4,876 in 2009) and R$ 944 (R$ 3,626 in 2009), respectively.

Under the PETROS regulations and applicable legislation, sponsors and participants must make further contributions if the technical reserves are not sufficient to pay all of the participants’ entitlements to pension benefits, or the benefits will be limited to the available funds. In 2010 there was no need for further contributions.

PETROS PQU Plan

The responsibility for this defined benefit plan was transferred to Braskem as part of the Quattor acquisition process in April 2010. As the former sponsor, Quattor notified PREVIC to withdraw its sponsorship of the plan and set September 30, 2009 as the date of withdrawal, when the sponsor ceased to make contributions to the plan. The calculations of the participants’ mathematical reserves have not yet been completed and, accordingly, for December 31, 2010, the Company requested an actuarial valuation of the status of the plan, which has a surplus.

(b)     Fundação Francisco Martins Bastos – FFMB

The Company, upon the merger of IPQ, became the sponsor of FFMB, a private supplemental pension entity, whose objective is to manage and provide a defined benefit plan to the former employees of the Ipiranga Group.

le of Contents

Braskem S.A. and Its Subsidiaries

Notes to the Consolidated Financial Statements

at December 31, 2010 and 2009

Amounts in thousands of Brazilian reais, unless otherwise indicated

In June 2009 the Company formalized its request to withdraw from the FFMB Benefit Plan, in accordance with the FFMB regulations, from the 30th of that month. The calculation of the participants’ mathematical reserves was completed in November 2009. In the same month, the withdrawal request was filed with PREVIC and this was approved on December 16, 2010. Due to the plan surplus, no further contribution was required in the settlement process.

(c)    Novamont – PP Americas

On April 1, 2010, with the acquisition of Sunoco Chemicals, PP Americas became a sponsor of the Novamont defined benefit plan for employees of the plant in West Virginia. This plan is associated with a local union.

On December 31, 2010, Novamont has 70 active participants. During 2010 there were no Company or participant contributions.

25    Contingencies

The Company has contingent liabilities related to judicial and administrative proceedings arising in the normal course of business.

The Company is involved in labor and social security, tax, civil and corporate lawsuits, which are assessed by management as possible losses, based on the opinion of the external legal advisors. No provision has been recognized for these possible loss contingencies, except for those derived from the acquisition of Quattor. Probable contingencies are accrued and disclosed in Note 22.

(a)    Labor and social security

a.1)  Collective bargaining agreement – Section 4

The Company and Quattor Petroquímica challenged in court the validity of the salary adjustment clause contained in the collective bargaining agreement, based on the government's economic plan established in 1990 that restricted salary increases.

In September 2010, the Company, Quattor Petroquímica and the Petrochemical, Chemical, Plastics and Related Workers Union of the State of Bahia entered into an agreement to settle this litigation. Under the agreement, a payment of R$ 163,667, is to be made in three installments, which includes indemnities with respective late payment fines and interest, attorneys’ fees and taxes. The first installment was paid in September 2010 in the amount of R$ 81,208. At December 31, 2010, the balance was R$ 83,875 (already restated by the Reference Interest Rate), to be paid in two installments, in March and September 2011.

The amount of R$ 73,036 is recorded in the statement of income under cost of sales and the remaining amount, which refers to late payment interest and fine, is recorded as “other financial expenses” (Notes 16 and 31). The balance of R$ 83,875 is recorded under “other accounts payable” in current liabilities.

Braskem S.A. and Its Subsidiaries

Notes to the Consolidated Financial Statements

at December 31, 2010 and 2009

Amounts in thousands of Brazilian reais, unless otherwise indicated

a.2)  INSS

The Company is a party to several administrative and judicial proceedings involving social security matters, in the total amount of R$ 274,944 as of December 31, 2010, which is adjusted based on SELIC interest rate.

Management, based on the opinion of the external legal advisors that the chance of success in these proceedings is possible, believes that no amount is due and thus has recorded no provision.

a.3)  Other labor and social security contingencies

In the second half of 2005, the Petrochemical and Chemical Industries Workers Union of Triunfo – RS, and of Camaçari - BA, filed claims requiring the payment of overtime in several proceedings. These claims were duly challenged and the Company’s management, based on the opinion of its legal advisors, does not expect losses to result from the process. The total amount of these claims is R$ 116,485.

In the third quarter of 2010, the Petrochemical and Chemical Industries Workers Union of Triunfo (Rio Grande do Sul) filed a class action requiring the payment of overtime referring to working hour breaks, and the integration into salary of the remunerated weekly day-off. The opinion of the external legal advisors is that it is possible that the Company will win these lawsuits, and therefore no provision has been made. The amount of these lawsuits totals R$ 165,000.

•    As of December 31, 2010, the Company and its subsidiaries are defendants in 1,244 indemnification and labor actions, including those previously mentioned, with losses, based on the opinion of its external advisors, deemed as possible. The amount of these actions on December 31, 2010 was R$ 614,785. According to the external legal advisors, the outcome of most of these actions should be favorable to the Company, and therefore no provisions were recorded.

•    For lawsuits assessed as probable losses (365 in number), the Company and its subsidiaries have a provision of R$ 33,302 (R$ 25,177 in 2009) (Note 22).

(b)    Tax

b.1)  Corporate Income Tax (IRPJ) and Social Contribution on Net Income (CSLL)

The Brazilian Federal Revenue Service (SRF) sent an official notification to the merged company Copesul in 1999, claiming underpayment of IRPJ and CSLL for 1994, related to the monetary restatement of the balance sheet and equity method adjustment, arising from accounting recognition of dividends distributed by its subsidiary overseas. The updated amount of the action totals R$ 22,137 on December 31, 2010. The case awaits judgment of an appeal made by National Treasury with the High Court of Tax Appeals. The Company's legal advisors assessed the chance of success of this process as possible.

b.2)  IPC/BTNF - Law No. 8,200/91

In 1995 the Federal Revenue Service assessed the merged company Copesul for allegedly underpaying income tax (IRPJ) and social contribution (CSLL) in fiscal years 1992 to 1994 due to the use of differences between the IPC/BTNF indexes without the restrictions imposed by Law No. 8,200/91. The assessment notice was judged valid in 1996. Since then, the National Treasury Attorney could have filed for Tax Enforcement to collect the debts from the merged company Copesul.

Braskem S.A. and Its Subsidiaries

Notes to the Consolidated Financial Statements

at December 31, 2010 and 2009

Amounts in thousands of Brazilian reais, unless otherwise indicated

The government, however, under a preliminary order issued in an action to prevent the Federal Revenue Service from demanding the IRPJ and CSLL in and after the fiscal year 1995, understood that it would be barred from receiving these debts. Despite having passed the statute of limitations period, the Treasury filed for Tax Enforcement in 2006 intending to collect them.

Braskem filed a writ of prevention to cancel the record of this outstanding debt. The TRF of the 4th region granted Braskem's claim. The Treasury appealed to the Superior Court of Justice ("STJ"), which denied the appeal filed by the Treasury.

The Company has not made any provision related to this matter because, based on the opinion of its external legal advisors, it believes that the chances of success are probable.

b.3)   ICMS/São Paulo

In 2009, subsidiary Quattor Química, which was merged into Quattor, was fined by the São Paulo State Tax authorities (SEFAZ SP) for alleged underpayment of ICMS due to the utilization of tax credits derived from goods which were purchased from a taxpayer located in the State of Bahia and exported by the subsidiary. The updated amount involved is R$ 313,392. The tax delinquency notice has not yet been judged at the first administrative level. Management believes, based on the advice of its external legal advisors, that the chance of success in this proceeding is possible; however, on account of the standard applicable to business combinations (Notes 5 and 22(c)) the Company recognized a provision equivalent to 40% of the value of this Notice of Infraction.

b.4)   ICMS/Bahia

On December 30, 2010, the State of Bahia tax authorities issued a tax delinquency notice directing Braskem S/A to pay R$ 212,435, for alleged violations of ICMS legislation, including, among others: i) non-reversal of tax credits upon receipts of goods which were shipped with a reduced tax base; ii) non-fulfillment of record-keeping and reporting obligations; and iii) transfers between Braskem establishments of goods with prices lower than production cost. The Company will file a defense within the time limit prescribed by applicable legislation.

The Company has recorded no provision for this case since it believes, based on the opinion of the external legal advisors, that its chances of success are possible.

(c)    Other lawsuits of the Company and its subsidiaries

c.1)  Civil

The Company is defendant in civil lawsuits filed by the owner of a former distributor of caustic soda and by the transportation company that provided services to this former distributor in total amount on December 31, 2010 of R$ 30,312. The plaintiffs seek compensation for damages related to alleged breach of distribution contract by the Company. The evaluation of the management, supported by the opinion of its legal advisors responsible for these cases, is that the actions are likely to be dismissed and therefore no provisions were made.

Braskem S.A. and Its Subsidiaries

Notes to the Consolidated Financial Statements

at December 31, 2010 and 2009

Amounts in thousands of Brazilian reais, unless otherwise indicated

c.2) Corporate matters

Some holders of tax incentive preferred stock proposed actions originally against Copene, previous name of the Company, and against the merged companies Nitrocarbono, OPP Química, Salgema, Trikem, Polialden, and Politeno. They claim participation in the profits remaining after the payment of preferential dividends on the same basis as other holders, along with voting rights until the distribution of dividends is restored as intended. The amount involved in the lawsuits, with a chance of possible success, is R$ 13,450.

(d)     Possible contingencies arising from the acquisition of Quattor

On April 30, 2010, in addition to the item (b.3) above, the Company provisioned the amount of R$ 93,417 (December 2010 – R$ 99,268) relating to several tax contingencies with possible chances of success according to the opinion of external legal advisors. The provision was recorded based on the business combination accounting rules. The amount of the taxes, updated monetarily until December 31, 2010, is as follows: PIS and COFINS (total amount of R$ 24,704) and income tax (“IRPJ”) and social contribution (“CSLL”) (total amount of R$ 27,512) and value-added tax (R$ 47,052), as mentioned in Note 22(c).

26      Equity

(a)      Capital stock

On December 31, 2010, the Company's subscribed and paid up capital is R$ 8,043,222 represented by 801,665,617 shares without par value divided into 451,669,063 common shares, 349,402,736 preferred shares class “A”, and 593,818 preferred shares class “B”.

In May 2009, due to the merger of Triunfo (Note 1 (f.1)), the Company's capital increased by R$ 97,379, from R$ 5,375,802 to R$ 5,473,181, with the issue of 13,387,157 preferred shares class “A”.

The Company's Extraordinary General Meeting held on February 25, 2010 authorized a capital increase, without changes in the bylaws, up to the limit of 1,152,937,970 shares, of which 535,661,731 are common shares, 616,682,421 are preferred shares class "A" and 593,818 preferred shares class "B". The amount of preferred shares without voting rights or with restricted voting rights may not exceed the limit of two thirds of the Company's total capital.

On April 14, 2010, the Company's Board of Directors approved the increase of capital in the form of private subscription by issuing 259,904,311 shares of which 243,206,530 are common shares and 16,697,781 are preferred shares class “A” with an issue value of R$ 14.40 per share totaling R$ 3,742,622. The amount of R$ 1,363,880 was credited to the capital reserve account and R$ 2,378,742 to the share capital account, which increased from R$ 5,473,181 to R$ 7,851,923, representing 780,832,465 shares divided into 433,668,976 common shares, 346,569,671 preferred shares class “A”, and 593,818 preferred shares class “B”.

The General and Extraordinary Meeting held on June 18, 2010 approved the merger of Quattor shares by Braskem. This merger resulted in the issue of 18,000,087 common shares totaling R$ 199,356, of which R$ 164,744 was allocated to the share capital account and R$ 34,612 to the capital reserve account. As a result, the Company's capital increased from R$ 7,851,923 to R$ 8,016,667.

Braskem S.A. and Its Subsidiaries

Notes to the Consolidated Financial Statements

at December 31, 2010 and 2009

Amounts in thousands of Brazilian reais, unless otherwise indicated

The Extraordinary General Meeting held on August 30, 2010, approved the merger of Riopol shares by Braskem. This merger resulted in the issuance of 2,434,890 preferred shares class “A” for R$ 103,087, of which R$ 22,285 was allocated to the share capital account and R$ 80,802 to the capital reserve account. As a result, the Company's capital increased from R$ 8,016,667 to R$ 8,038,952.

The merger of shares of Quattor Petroquímica into Braskem was approved at the Extraordinary General Meeting held on December 27, 2010. This merger resulted in the issue of 398,175 preferred shares class “A” in the total amount of R$ 4,270 credited to the capital account. As a result, the Company’s capital increased from R$ 8,038,952 to R$ 8,043,222.

(b)    Rights attached to shares

Preferred shares carry no voting rights but they have priority over common shares in the annual payment of a cumulative dividend of 6% of their unit value, according to net income available for distribution. The share unit value is capital divided by the total number of shares outstanding. Only preferred shares class “A” will have the same claim on the remaining net income as common shares and will be entitled to receive dividends only after the priority dividend is paid to preferred shareholders. Only preferred shares class “A” have the same claims as common shares on the distribution of shares resulting from capitalization of other reserves. Only preferred shares class “A” can be converted into common shares upon approval by majority vote in a general shareholders’ meeting. Preferred shares class “B” can be converted into preferred shares class “A” at any time, in the ratio of 2 preferred shares class “B” for each preferred share class “A”, upon written request sent to the Company, after the expiration of the period of non-transferability prescribed by specific legislation which allowed issue and payment of such shares with tax incentive funds.

Preferred shares class “A” and class “B” have preference in the reimbursement of capital in the event of the Company is wound up.

Shareholders are entitled to receive a mandatory minimum dividend of 25% of the net income for the year, as adjusted based on the provisions of Brazilian Corporation Law.

(c)    Capital reserve – tax incentives

Prior the enactment of Laws No. 11,638/07 and 11,941/09, income tax incentives (Note 21, f.1) were classified in a capital reserve, without flowing through the income statement. Since January 1, 2007, tax incentives are recorded in the income statement, and allocated to a revenue reserve account as proposed by management and approved at the general shareholders’ meeting. Regardless of the change introduced by Laws No. 11,638/07 and 11,941/09, the income tax incentive can be used only for capital increase or offset of losses.

(d)    Legal reserve

Under the Brazilian Corporation Law, the Company must transfer 5% of the net income for the year determined in accordance with Brazilian accounting practices to a legal reserve until this reserve equals 20% of the paid-up capital. The legal reserve can only be used for capital increase or offset of losses.

Braskem S.A. and Its Subsidiaries

Notes to the Consolidated Financial Statements

at December 31, 2010 and 2009

Amounts in thousands of Brazilian reais, unless otherwise indicated

(e)    Unrealized profit reserves

This reserve was established on the basis of unrealized profits in accordance with sections I and II, paragraph 1 of article 197 of Law No. 6,404/76, as amended by Law No. 11,638/07, whose future realization will occur in accordance with applicable legislation.

(f)    Treasury shares

On December 31, 2010, the Company held in treasury 1,506,060 preferred shares class "A" with the value of R$ 11,932 acquired as a result of the interest that the merged company Triunfo owned in Braskem. The total market value of these shares calculated at the average price of trading at BM&FBovespa on December 31, 2010 was R$ 25,874.

The merger of Riopol shares into Braskem was approved at the Extraordinary General Meeting held on August 30, 2010, (Note 1(f.2) (x)). Because of this merger, some holders of 411 common shares of Braskem exercised their right to withdraw. The reimbursement of these shares was at the book value per share of R$ 9.15237722 based on the balance sheet as of December 31, 2009, totaling R$3. Such shares are included in the “treasury shares” account in equity.

In the consolidated financial statements at December 31, 2010, the Company recorded the amount of R$ 48,891 under treasury shares, corresponding to 1,154,758 preferred shares class “A” issued by Braskem and held by the subsidiary Quattor Petroquímica. These shares were received by Quattor Petroquímica as a result of the merger of Riopol shares into Braskem. (Note 1(f.2)(ix)).

(g)    Allocation of net income

Under the Company’s bylaws, net income for the year, adjusted as determined by Law No. 6404/76, is appropriated as follows: (i) 5% to a legal reserve, which must not exceed 20% of capital; (ii) 25% to pay mandatory, non-cumulative dividends, observing the privileges of the preferred shares as determined by law and the Company’s bylaws. When the priority dividend paid to preferred shareholders is equal to or greater than 25% of the net income for the year calculated based on article 202 of the Corporate Law, it constitutes the full payment of the mandatory dividend. Any surplus remaining after the payment of the priority dividend will be used: (i) to pay dividends to common shareholders up to the limit of the priority dividends of preferred shares; (ii) if there is still any surplus, to distribute additional dividends to common shareholders and preferred class "A" shareholders on an equal footing, so that each common share or preferred share class "B" receives the same amount of dividend.

Management proposed the payment of total dividends of R$ 665,630. This corresponds to 40% of net income as adjusted for the purposes of calculating the dividend.

The proposed total dividend represents R$ 0.833247140 for common and preferred class “A” shares and R$ 0.601988304 for the preferred shares class "B" in accordance with the bylaws of the Company.

The Company's management is proposing to the Annual General Meeting the following allocation of 2010 net income:

Braskem S.A. and Its Subsidiaries

Notes to the Consolidated Financial Statements

at December 31, 2010 and 2009

Amounts in thousands of Brazilian reais, unless otherwise indicated

	2010

Net income for the period	1,895,309
Realization of additional indexation of property, plant and equipment	27,236
Unclaimed dividends/others	(2,650)
Offset of accumulated losses	(165,703)

Adjusted net income for the period	1,754,192
Legal reserve	(87,710)
Tax incentives reserve	(5,347)

Net income adjusted for the purposes of dividend calculation	1,661,135

Proposed dividends	(665,630)
Portion allocated to unrealized profit reserves	(995,505)
	-

Minimum dividends - 25% of adjusted net income	415,284	(i)
Additional dividends proposed	250,436	(ii)

Total dividends	665,630
(i) Included in current liabilities (ii) Included in equity as "additional proposed dividend"

(h)    Offset of losses against capital reserves

The General Meeting of shareholders held on April 30, 2010 approved the offset against capital reserves of R$ 1,061,871 relating to part of the balance of accumulated losses existing at December 31, 2009.

Braskem S.A. and Its Subsidiaries

Notes to the Consolidated Financial Statements

at December 31, 2010 and 2009

Amounts in thousands of Brazilian reais, unless otherwise indicated

27    Earnings per Share (EPS)

As required by IAS 33 - Earnings per Share, the tables below show a reconciliation of adjusted net income to the amounts used to calculate basic and diluted EPS.

Basic EPS is calculated by dividing net income attributable to the Company’s shareholders by the weighted average number of common shares outstanding, excluding treasury shares, and following the rules with respect to the distribution of dividends in the Company’s bylaws, as described in Note 26(b) and (g).

Diluted EPS is calculated by dividing net income attributable to the Company’s shareholders by the weighted average number of common shares outstanding, excluding treasury shares adjusted for the potential conversion of preferred shares class “B” into class “A” at the ratio of two for one and also following the rules with respect to the distribution of dividends in the Company’s bylaws, as described in Note 26(b) and (g).

	2010		2009
	Basic	Diluted	Basic	Diluted

Net income for the period	1,895,309	1,895,309	398,491	398,491
Net income attributed to preferred shares class "B"	357		375
Net income attributed to other shareholders	1,894,952	1,895,309	398,116	398,491

Weighted average numbers of common and preferred shares class "A"	715,168,348	715,465,257	514,735,898	515,032,807

Earnings per share (in R$)	2.6497	2.6491	0.7734	0.7737

 28    Segment Information

Management defined Braskem’s operating segments based on the reports used to make operational and strategic decisions and on December 31, 2010, these segments are as follows:

•  Vinyls – includes activities related to the production of PVC, caustic soda and chlorine.

•  Polyolefins – includes activities related to the production of polyethylene and polypropylene.

•  Basic Petrochemicals– includes activities of basic petrochemicals and supply of electricity, steam and compressed air to second generation producers at the Camaçari and Triunfo industrial complexes. This segment is dependent on Petrobras for the supply of raw material.

•  Chemicals Distribution – includes activities related to the distribution of polyethylene, polypropylene and basic petrochemicals of subsidiaries Quantiq and Unipar Comercial, the latter acquired in May 2010, as mentioned in Note 1 (f.2) (v). This segment also includes the results of operations of Varient up to May 2010, when that subsidiary was spun off and merged into Alcacer, as mentioned in Note 1 (f.4).

•  Quattor – includes the activities related to the production of basic petrochemicals in the São Paulo and Rio de Janeiro Complexes and the production of polyethylene and polypropylene of the Quattor Group. This segment started to be reported in May 2010 due to the acquisition of control of Quattor, see Note 1 (f.2) (iv).

Braskem S.A. and Its Subsidiaries

Notes to the Consolidated Financial Statements

at December 31, 2010 and 2009

Amounts in thousands of Brazilian reais, unless otherwise indicated

•  PP Americas– includes the operations of Braskem PP Americas Inc, related to the production of polypropylene. This segment started to be reported on April 1, 2010 due to the acquisition of Sunoco, as disclosed in Note 1 (f.3).

The Company reviews on a retrospective basis the segment information for the reported period and assesses and manages the segment performance based on the information generated from the accounting records kept in accordance with IFRS, and included in the consolidated financial statements. Eliminations shown in information per operating segment when compared with the consolidated balances disclosed in accordance with IFRS, represent by intersegment receivables and sales, which are made on an arm's-length basis. Reclassifications are represented mainly by revenues arising from the provision of services which are reported as “other operating income (expenses), net”, by operating segment and as “net sales revenue” in the consolidated financial statements.

Management of the Company accounts for jointly-controlled companies using the proportional consolidation method and the jointly-controlled companies’ information is reported in “other segments”. As of December 31, 2010, Braskem’s jointly-controlled investees are RPR, Propilsur and Polimerica.

Investments in associated companies are accounted for on the equity method and, as these investees are not controlled by the Company, they are not allocated to segments. The amount of the investment and the equity in the results of associated companies included in the Company’s income statement is reported in the Corporate Unit.

In addition, operating segments are evaluated based on the results of operations, which does not include financial income and expenses and current and deferred income tax and social contribution expenses.

Braskem S.A. and Its Subsidiaries

Notes to the Consolidated Financial Statements

at December 31, 2010 and 2009

Amounts in thousands of Brazilian reais, unless otherwise indicated

a)    Operating results by segment

	2010
	Reportable segments						Total			Braskem conso-		Braskem
			Basic	Chemical			reportable	Other		lidated before	Reclassifications/	adjusted to
	Vinyls	Polyolefins	petrochemicals	distribution	Quattor	PP Americas	segments	segments	Corporate	adjustments	Eliminations	IFRS

Net sales revenue	1,799,335	8,378,664	14,436,999	777,923	4,431,679	1,697,843	31,522,443	548,246	-	32,070,689	(6,575,872)	25,494,817
Cost of sales	(1,605,930)	(7,249,151)	(12,623,401)	(658,464)	(3,591,458)	(1,558,042)	(27,286,446)	(450,333)	-	(27,736,779)	6,325,004	(21,411,775)
Gross profit	193,405	1,129,513	1,813,598	119,459	840,221	139,801	4,235,997	97,913	-	4,333,910	(250,868)	4,083,042

Operating expenses
Selling, general and distribution expenses	(140,981)	(509,449)	(417,292)	(87,107)	(298,531)	(66,966)	(1,520,326)	(77,036)	(91,531)	(1,688,893)	-	(1,688,893)
Equity in results of associates	-	-	-	-	-	-	-	-	20,302	20,302	-	20,302
Gain on business combination	-	-	-	-	-	-	-	-	975,283	975,283	-	975,283
Other operating income (expenses)	33	1,127	(24,879)	2,737	(45,888)	(20,430)	(87,300)	(258)	(87,215)	(174,773)	-	(174,773)
	(140,948)	(508,322)	(442,171)	(84,370)	(344,419)	(87,396)	(1,607,626)	(77,294)	816,839	(868,081)	-	(868,081)

Operating profit before financial result	52,457.0	621,191	1,371,427	35,089	495,802	52,405	2,628,371	20,619	816,839	3,465,829	(250,868)	3,214,961

	2009
	Reportable segments				Total			Braskem conso-		Braskem
			Basic	Chemical	reportable	Other		lidated before	Reclassifications/	adjusted to
	Vinyls	Polyolefins	petrochemicals	distribution	segments	segments	Corporate	adjustments	Eliminations	IFRS

Net sales revenue	1,613,377	7,412,389	11,325,387	567,163	20,918,316	551,839	-	21,470,155	(5,334,085)	16,136,070
Cost of sales	(1,580,557)	(6,674,781)	(9,861,077)	(488,479)	(18,604,894)	(491,208)	-	(19,096,102)	5,566,406	(13,529,696)
Gross profit	32,820	737,608	1,464,310	78,684	2,313,422	60,631		2,374,053	232,321	2,606,374

Operating expenses
Selling, general and distribution expenses	(153,813)	(583,718)	(379,221)	(60,498)	(1,177,250)	(60,459)	(10,183)	(1,247,892)	-	(1,247,892)
Equity in results of associates	-	-	-	-	-	-	3,188	3,188	-	3,188
Gain on business combination	-	-	-	-	-	-	102,051	102,051	-	102,051
Other operating income (expenses)	13,564	6,343	61,256	1,298	82,461	2,228	(144,103)	(59,414)	-	(59,414)
	(140,249)	(577,375)	(317,965)	(59,200)	(1,094,789)	(58,231)	(49,047)	(1,202,067)	-	(1,202,067)

Operating profit (loss) before financial result	(107,429)	160,233	1,146,345	19,484	1,218,633	2,400	(49,047)	1,171,986	232,321	1,404,307

Braskem S.A. and Its Subsidiaries

Notes to the Consolidated Financial Statements

at December 31, 2010 and 2009

Amounts in thousands of Brazilian reais, unless otherwise indicated

b)    Net sales by geographic regions

	Net Sales Revenue
	2010	2009

Brazil	19,206,273	12,711,161
United States	1,218,768	848,346
Argentina	988,901	544,621
Switzerland	999,932	347,811
Netherlands	413,148	200,891
Singapore	141,558	186,102
United Kingdom	376,652	165,925
Mexico	284,985	196,660
Colombia	304,466	108,149
Barbados	531,833	60,942
Uruguay	108,656	71,650
Chile	116,084	86,183
Spain	50,435	50,897
China	40,598	65,435
Paraguay	62,592	49,221
Portugal	45,923	46,828
Italy	42,425	38,652
Bolivia	44,625	38,482
Belgium	-	11,920
Germany	655	4,885
Other	516,308	301,309
	25,494,817	16,136,070

29   Sales Revenue

	2010	2009
Gross sales revenue
Domestic market	22,700,555	15,277,311
Foreign market	8,846,057	4,427,658
	31,546,612	19,704,969
Deductions from sales
Taxes	(5,897,653)	(3,452,762)
Returned sales	(154,142)	(116,137)
	(6,051,795)	(3,568,899)

Net sales revenue	25,494,817	16,136,070

Braskem S.A. and Its Subsidiaries

Notes to the Consolidated Financial Statements

at December 31, 2010 and 2009

Amounts in thousands of Brazilian reais, unless otherwise indicated

30    Other Operating Income (Expenses), Net

Includes gains in tax lawsuits, inventory adjustments, plus the amount of R$ 19,748 in 2010 relating to the provision for asset decommissioning costs.

31  Financial Result

	2010	2009
Financial income
Interest income	267,357	182,363
Monetary variation	85,853	58,966
Exchange rate variation	(12,140)	(687,069)
Gains on derivative operations	20,364	83,789
Other	7,992	30,621
	369,426	(331,330)

Financial expenses
Interest expenses	(894,313)	(640,343)
Monetary variation	(327,263)	(205,272)
Exchange rate variation	464,608	2,922,947
Losses on derivative transactions	(18,216)	(48,796)
Interest on tax and labor liabilities - SELIC rate	(333,238)	(963,425)
Tax expenses on financial transactions	(30,987)	(33,363)
Discounts granted	(37,672)	(142,871)
Borrowing transaction costs - amortization	(50,514)	(13,102)
Adjustment to present value - appropriation	(162,104)	(141,789)
Other	(307,250)	(48,547)
	(1,696,949)	685,439

Total	(1,327,523)	354,109

Braskem S.A. and subsidiaries

Notes to the financial statements

at December 31, 2010 and 2009

Amounts in thousands of Brazilian reais, except when otherwise indicated

32    Expenses by Nature

The Company elected to present the consolidated statement of income by function. As required by IAS 1 – Presentation of Financial Statements, the consolidated statement of income by nature is shown below:

	2010	2009
Classification by function:
Cost of sales	(21,411,775)	(13,529,696)
Selling	(383,454)	(298,847)
Distribution	(335,510)	(300,735)
General and administrative	(969,929)	(648,310)
Research and development	(78,778)	(63,119)
Total	(23,179,446)	(14,840,707)

Classification by nature:
Raw materials other inputs	(18,059,704)	(10,900,495)
Employee expenses	(1,273,617)	(1,007,702)
Third-party services	(694,487)	(534,351)
Tax expenses	(60,222)	(23,005)
Depreciation, amortization and depletion	(1,606,354)	(1,038,061)
Variable selling expenses	(449,459)	(377,800)
Freight	(786,353)	(710,604)
Other expenses	(249,250)	(248,689)
Total	(23,179,446)	(14,840,707)

33    Insurance Coverage

Braskem and its subsidiaries, pursuant to the policy approved by the Board of Directors, have an extensive risk management program. Specifically in the risk management area, the risk assessment practices and procedures have been extended to the units of Quattor, following the principles adopted by Braskem.

Also in 2010, an insurance program was established for the PP Americas operation, consistent with the Company’s insurance and risk policy.

The all-risk insurance policies of Braskem, which include the assets of Quattor and PP Americas, have maximum indemnity limits established based on the amounts of maximum possible loss, deemed as sufficient to cover eventual losses, in view of the nature of the Company’s activities and the advice of its insurance consultants.

Braskem’s insurance policies, which include Quattor, are effective for 18 months, ending on October 8, 2011. For Riopol, the insurance policy is effective for 12 months starting on March 30, 2010, and at the end of this period, its assets could be included in Braskem’s insurance policy.

Braskem S.A. and subsidiaries

Notes to the financial statements

at December 31, 2010 and 2009

Amounts in thousands of Brazilian reais, except when otherwise indicated

Limits and volume of assets insured in all-risk insurance policy.

	Maximum Indemnity Limits Insurance	Total Amount Insured (Property Damage + Loss of Profit)
	US$ Million	US$ Million
Braskem and Quattor	2,000	23,194
PP Americas	500	1,296
Riopol and Quantiq	1,765	1,773
	4,265	26,263

In addition, the Company takes out civil liability, transportation, sundry risks and vehicle insurance. The risk assumptions adopted are not subject to review by our independent auditors.

34    Additions to Investments in Subsidiaries and Affiliates – Cash Flow

Acquired Companies	Note	Amount paid	Cash acquired	Net
Quattor (consolidated)	1.f.2 (iv)	(659,454)	413,847	(245,607)
PP Americas	1 f.3	(620,837)	-	(620,837)
Unipar Comercial	1 f.2 (v)	(27,104)	1,857	(25,247)
Polibutenos	1 f.2 (v)	(44,844)	2,479	(42,365)
Cetrel		(5,371)	-	(5,371)
		(1,357,610)	418,183	(939,427)

Non-cash operations related to investments

1.    The acquisition of 15% of Riopol´s equity with the assumption of the debt with BNDESPAR (Note 1 f.2 (viii)).

2.    The  merger of shares representing 9.02% of Riopol’s capital by delivery of Braskem shares (Note 1 f.2 (ix)).

3.    The acquisition of shares of Quattor Petroquímica, by delivery of Braskem shares (Note 1 f.2 (xi)).

4.    The merger of shares corresponding to 40% of Quattor, by delivery of Braskem shares to Petrobras (Note 1 f.2 (vi)).

35    Approval of the Financial Statements

In compliance with IAS 10, the issuance of these financial statements was authorized by the Executive Officers on June 7, 2011.

Braskem S.A. and subsidiaries

Notes to the financial statements

at December 31, 2010 and 2009

Amounts in thousands of Brazilian reais, except when otherwise indicated

36    Subsequent Events

(a)   In February, 2011, CADE approved the acquisition and integration of Quattor assets. As part of this process the Company agreed to notify CADE, in advance, of any future agreements for importations of Braskem products which contain an exclusively clause. The CADE decision means that there are no restrictions on the management of the assets involved in this acquisition.

After CADE approval of the Quattor acquisition, the Company’s management communicated the new organizational structure of the Company as from March 1, 2011. The changes in relation to the previous structure are mainly a result of the distribution of Quattor’s business between the Basic Petrochemicals and Polyolefins business units.

The new structure of business units and cash generating units is:

– The Basic Petrochemicals Business Unit, sub-divided into the following cash generating units:

            UNIB Bahia

            UNIB Sul

            UNIB São Paulo (UNIB SP)

            UNIB Rio de Janeiro (UNIB Rio)

– The Polyolefins Business Unit, sub-divided into the following cash generating units:

            Polyethylene, including Quattor plants

            Polypropylene, including Quattor plants

– Vinyls Business Unit

– International Business Unit, presently consisting of the following cash generating unit:

            PP Americas

– Chemical Distribution Unit

The Company's operating results by segment giving effect to this new structure for the year ended December 31, 2010 is as follows:

	Year Ended December 31, 2010
	Net sales revenue	Cost of sales and services rendered	Gross profit	Selling, general, administrative and distribution expenses	Equity in results of investees	Gain from business combinations	Other operating income (expense), net	Operating profit
	(in million of reais)

Basic Petrochemicals	R$17,794.6	R$(15,517.0)	R$2,277.6	R$(580.0)	R$-	R$-	R$49.5	R$1,648.1
Polyolefins	11,386.5	(9,880.8)	1,505.7	(645.3)	-	-	(20.1)	840.3
Vinyls	1,799.3	(1,605.9)	193.4	(141.0)	-	-	0.0	52.5
Foreign Business	1,697.8	(1,558.0)	139.8	(67.0)	-	-	(20.4)	52.4
Chemical Distribution	777.9	(658.5)	119.5	(87.1)	-	-	2.7	35.1
Total segments	33,456.2	(29,220.2)	4,236.0	(1,520.3)	-	-	(87.3)	2,628.4
Other segment	548.2	(450.3)	97.9	(77.0)	-	-	(0.3)	20.6
Corporate unit	-	-	-	(91.5)	20.3	975.3	(87.2)	816.8
Reclassifications and eliminations	(8,509.6)	8,258.8	(250.9)	-	-	-	-	(250.9)
Consolidated	R$25,494.8	R$(21,411.8)	R$4,083.0	R$(1,688.9)	R$20.3	R$975.3	R$(174.8)	R$3,215.0

This new structure has no impact on the December 31, 2009 operating results by segment reported in Note 28.

(b)  As already widely reported by the press, in the early hours of February 4, 2011 there was an interruption in the supply of electricity to the north and northwest regions of Brazil that affected the plants of the Company located in the Camaçari Petrochemical Complex, Bahia and Alagoas. This interruption in the electricity supply lasted for nine days and production began again only on February 12, 2011. The impacts on the results of the Company are being analyzed.

(c)  On April 6, 2011, the subsidiary Braskem Finance raised US$750 million in bonds with a coupon and effective rate of 5.75% p.a. maturing in 2021 with semiannual payments on April 15 and October 15 of every year.

(d)  On April 11, the Company settled financing agreements by paying the principal amount, interest and premium in advance as follows: (i) export prepayments amounting to US$200,086; (ii) Medium-Term Notes in the amount of US$210,664, (iii) and Eurobonds amounting to US$482,993.

(e)  On April 29, 2011, the Ordinary General Meeting approved the payment of dividends in the amount of R$665,631, which will be paid as of May 10, 2011.