Form 20-F
period 2011-12-31
BRASKEM SA
filed 2012-04-10
CIK 1071438

As filed with the Securities and Exchange Commission on April 10, 2012

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F

          REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR

12(g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒          ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d)

OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2011

OR

          TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d)

OF THE SECURITIES EXCHANGE ACT OF 1934

OR

             SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d)

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

The total number of issued shares of each class of stock of Braskem S.A. as of December 31, 2011 was:

451,669,063 Common Shares, without par value

349,402,736 Preferred Shares, Class A, without par value

593,818 Preferred Shares, Class B, without par value

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.    Yes  ☒    No  

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.    Yes      No  ☒

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.    Yes  ☒    No  

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files).   Yes      No  

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer. See definition of “accelerated filer and large accelerated filer” in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer  ☒    Accelerated filer      Non-accelerated filer  

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

U.S. GAAP 	International Financial Reporting Standards as issued by the International Accounting Standards Board ☒	Other 

If “Other” has been checked in response to the previous question, indicate by check mark which financial statement item the registrant has elected to follow.      Item 17      Item 18

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).    Yes      No  ☒

i

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

On April 5, 2012, the exchange rate for reais into U.S. dollars was R$1.8301 to US$1.00, based on the selling rate as reported by the Central Bank of Brazil (Banco Central do Brasil), or the Central Bank. The selling rate was R$1.8758 to US$1.00 at December 31, 2011, R$1.6662 to US$1.00 at December 31, 2010 and 1.741 to US$1.00 at December 31, 2009, in each case, as reported by the Central Bank. The real/U.S. dollar exchange rate fluctuates widely, and the selling rate at April 5, 2012 may not be indicative of future exchange rates. See “Item 3. Key Information—Exchange Rates” for information regarding exchange rates for the Brazilian currency since January 1, 2006.

Solely for the convenience of the reader, we have translated some amounts included in “Item 3. Key Information—Selected Financial Information” and elsewhere in this annual report from reais into U.S. dollars using the selling rate as reported by the Central Bank at December 31, 2011 of R$1.8758 to US$1.00. These translations should not be considered representations that any such amounts have been, could have been or could be converted into U.S. dollars at that or at any other exchange rate. Such translations should not be construed as representations that the real amounts represent or have been or could be converted into U.S. dollars as of that or any other date.

Financial Statements

Braskem Financial Statements

We maintain our books and records in reais. Our consolidated financial statements at December 31, 2011 and 2010 and for the three years ended December 31, 2011 have been audited, as stated in the report appearing herein, and are included in this annual report.

We have prepared our consolidated financial statements included in this annual report in accordance with International Financial Reporting Standards, as issued by the International Accounting Standards Board, or IFRS.

Market Share and Other Information

We make statements in this annual report about our market share in the petrochemical industry in Brazil and our production capacity relative to that of other petrochemical producers in Brazil, Latin America, the United States and the world. We have made these statements on the basis of information obtained from third-party sources that we believe are reliable. We have calculated our Brazilian market shares with respect to specific products by dividing our domestic net sales volumes of these products by the total Brazilian domestic consumption of these products as estimated by the Brazilian Chemical Industry Association (Associação Brasileira da Indústria Química), or ABIQUIM. We derive information regarding the production capacity of other companies in the Brazilian petrochemical industry and the estimated total Brazilian domestic consumption of petrochemical products principally from reports published by ABIQUIM. We derive information regarding the production capacity of other companies in the global petrochemical industry, the United States petrochemical industry and the Latin American petrochemical industry, international market prices for petrochemicals products and per capita consumption in certain geographic regions, principally from reports published by IHS, Inc., or IHS. We derive information regarding the size of the chemical distribution industry and our market share in this industry principally from reports published by the Brazilian Chemical and Petrochemical Distributors Association (Associação Brasileira dos Distribuidores de Produtos Químicos e Petroquímicos). We derive information relating to Brazilian imports and exports from the System for Analyzing International Trade (Sistema de Análise das Informações de Comércio Exterior), or ALICE-Web, produced by the Brazilian Secretary of International Trade (Secretaria de Comércio Exterior) and the Brazilian Secretary of Development, Industry and Trade (Ministério do Desenvolvimento, Indústria e Comércio Exterior).

ii

We have no reason to believe that any of this information is inaccurate in any material respect. However, we have not independently verified the production capacity, market share, market size or similar data provided by third parties or derived from industry or general publications.

We provide information regarding domestic apparent consumption of some of our products, based on information available from the Brazilian government, Institute of Applied Economic Research (Instituto de Pesquisa Econômica Aplicada), or IPEA, and ABIQUIM. Domestic apparent consumption is equal to domestic production plus imports minus exports. Domestic apparent consumption for any period may differ from actual consumption because this measure does not give effect to variations of inventory levels in the petrochemical supply chain.

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

ITEM 2. OFFER STATISTICS AND EXPECTED TIMETABLE

Not applicable.

ITEM 3. KEY INFORMATION

Selected Financial Information

The selected financial data at December 31, 2011 and 2010 and for the three years ended December 31, 2011 have been derived from our audited consolidated financial statements, prepared in accordance with IFRS, and included in this annual report.

This financial information should be read in conjunction with “Presentation of Financial and Other Information,”  “Item 5. Operating and Financial Review and Prospects” and our audited consolidated financial statements and the related notes thereto, which are included in this annual report.

We have included information with respect to the dividends and/or interest attributable to shareholders’ equity paid to holders of our common shares and preferred shares since January 1, 2007 in reais and in U.S. dollars translated from reais at the commercial market selling rate in effect as of the payment date under the caption “Item 8. Financial Information—Dividends and Dividend Policy—Payment of Dividends.” We prepare individual financial statements in accordance with Brazilian GAAP for certain purposes, including for the calculation of dividends.

	For the Year Ended December 31,
	2011(1)	2011	2010(2)	2009
	(in millions of US$, except per share data and as indicated)	(in millions of reais, except per share data and as indicated)

Statement of Operations Data:

Net sales revenue	US$17,686.4	R$33,176.2	R$25,494.8	R$16,136.1
Cost of sales and services rendered	(15,629.6)	(29,318.0)	(21,411.8)	(13,529.7)
Gross profit	2,056.8	3,858.2	4,083.0	2,606.4
Selling expenses	(183.2)	(343.7)	(383.5)	(298.8)
Distribution expenses	(256.2)	(480.5)	(335.5)	(300.7)
General and administrative expenses	(546.8)	(1,025.7)	(969.9)	(648.3)
Research and development expenses	(52.8)	(99.1)	(78.8)	(63.1)
Equity in results of investees	(0.7)	(1.4)	20.3	3.2
Gain from business combinations			975.3	102.1
Other operating (expenses) income, net	11.8	22.1	(96.0)	3.7
Operating profit before financial result	1,028.9	1,929.9	3,215.0	1,404.3
Financial expenses	(1,905.4)	(3,574.2)	(1,696.9)	685.4
Financial income	410.1	769.3	369.4	(331.3)
Profit before income tax and social contribution	(466.4)	(875.0)	1,887.4	1,758.4
Income tax and social contribution	191.0	358.2	2.0	(1,359.9)
Net income	US$(275.4)	R$(516.8)	R$1,889.5	R$398.5

Net income attributable to controlling shareholders	US$(279.9)	R$(525.1)	R$1,895.3	R$398.5
Net income attributable to non-controlling shareholders	4.4	8.3	(5.8)	—

Earnings (loss) per share:
Basic:
Common shares	(0.3508)	(0.6580)	2.7037	0.7551
ADS common shares	(0.3739)	(0.7013)	5.4073	1.5102
Preferred class “A” shares	(0.3508)	(0.6580)	2.5904	0.7842
ADS preferred class “A” shares	(0.3739)	(0.7013)	5.1809	1.5684
Diluted:
Common shares	(0.3506)	(0.6577)	2.7031	0.7554
ADS common shares	(0.7013)	(1.3155)	5.4062	1.5108
Preferred class “A” shares	(0.3506)	(0.6577)	2.5898	0.7845
ADS preferred class “A” shares	(0.7013)	(1.3155)	5.1797	1.5690

____________________________

(1)   Translated for convenience only using the selling rate as reported by the Central Bank at December 31, 2011 for reais  into U.S. dollars of R$1.8758=US$1.00.

(2)   Includes Braskem America as from April 1, 2010, Quattor Participações S.A., or Quattor (whose name was subsequently changed to Braskem Qpar S.A., or Braskem Qpar), and the subsidiaries, Unipar Comercial e Distribuidora S.A., or Unipar Comercial, and Polibutenos S.A. Indústrias Químicas, or Polibutenos, as from May 1, 2010.

	At and For the Year Ended December 31,
	2011(1)	2011	2010(2)	2009
	(in millions of US$, except as indicated)	(in millions of reais, except as indicated)

Balance Sheet Data:

Cash, cash equivalents and available-for-sale investments	US$1,592.3	R$2,986.8	R$2,624.3	R$2,945.0
Short-term trade accounts receivable	982.9	1,843.8	1,894.6	1,666.5
Inventories	1,931.7	3,623.5	3,015.7	1,721.8
Property, plant and equipment, net	10,997.0	20,628.2	19,366.3	10,947.7
Total assets	19,913.7	37,354.2	34,477.5	23,371.8
Short-term loans and financing (including current portion of long-term loans and financing)	742.0	1,391.8	1,206.4	1,890.5
Short-term debentures (including current portion of debentures)	—	—	517.7	316.7
Long-term loans and financing	7,331.8	13,753.0	11,004.3	7,434.9
Long-term debentures	10.2	19.1	—	500.0
Share capital	4,287.9	8,043.2	8,043.2	5,473.2
Shareholders’ equity (including non-controlling interest)	5,305.0	9,951.2	10,408.3	4,978.6

Other Financial and Operating Information:

Cash Flow Information:
Net cash provided by (used in):
Operating activities	US$1,480.7	R$2,777.5	R$2,720.4	R$598.7
Investing activities	(1,528.1)	(2,866.5)	(2,387.6)	(824.7)
Financing activities	263.7	494.7	(388.3)	495.3

Other Information:
Capital expenditures:
Property, plant and equipment	US$1,200.8	R$2,252.5	R$1,689.0	R$811.7
Investments in other companies	330.1	619.2	939.4	(1.5)

Domestic Sales Volume Data (in thousands of tons):(3)
Ethylene	—	3,097.4	2,949.9	2,253.2
Propylene	—	1,123.1	1,212.1	994.6
Polyethylene	—	1,524.9	1,546.8	1,048.4
Polypropylene	—	1,149.8	1,086.9	698.5
Polyvinyl chloride (PVC)	—	484.0	504.9	457.4
____________________________
(1)   Translated for convenience only using the selling rate as reported by the Central Bank at December 31, 2011 for reais  into U.S. dollars of R$1.8758=US$1.00.
(2)   Includes Braskem America as from April 1, 2010, Quattor and the subsidiaries, Unipar Comercial and Polibutenos as from May 1, 2010.

(3)   Including intra-company sales within our company. Intra-company sales of ethylene totaled approximately 2,606,100 in 2011, 2,511,500 tons in 2010 and approximately 1,928,300 tons in 2009. Intra-company sales of propylene totaled approximately 905.400 in 2011, approximately 926,300 tons in 2010 and approximately 628,800 tons in 2009.

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

	Reais per U.S. Dollars
Year	High	Low	Average	Period End
2006	2.371	2.059	2.168	2.138
2007	2.156	1.733	1.930	1.771
2008	2.500	1.559	1.834	2.337
2009	2.422	1.702	1.990	1.741
2010	1.881	1.655	1.759	1.666
2011	1.902	1.535	1.675	1.876

	Reais per U.S. Dollars
Month	High	Low
September 2011	1.902	1.604
October 2011	1.886	1.689
November 2011	1.894	1.727
December 2011	1.876	1.783
January 2012	1.868	1.739
February 2012	1.738	1.702
March 2012	1.833	1.715
April 2012 (through April 5)	1.832	1.826
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

Historically, the international petrochemical markets have experienced alternating periods of limited supply, which have caused prices and profit margins to increase, followed by expansion of production capacity, which has resulted in oversupply and reduced prices and profit margins. Prices in the Brazilian petrochemical industry follow the global petrochemical industry, and we establish the prices for the products we sell in Brazil with reference to international market prices. Our net sales revenue and gross margin are increasingly linked to global industry conditions that we cannot control, as global and Brazilian demand for petrochemicals is strongly correlated with economic growth.

A variety of petrochemical companies have announced plans to build additional ethylene production capacity, primarily in Asia and the Middle East. According to IHS, 25.5 million tons of annual ethylene capacity are scheduled to be commissioned between 2012 and 2016.

Based on historical growth of demand for polyethylene, polypropylene and polyvinyl chloride, or PVC, we believe that the additional capacity introduced in the market in 2011 and 2010 and expected to be introduced in the market during the next several years will be absorbed by the market in the medium-term. However, in the short term, we expect that the production generated by this increase in capacity may lead to continued pressure on prices in the international markets and an increase in competition from imports in the Brazilian markets, which could adversely affect our net sales revenues, gross margins and overall results of operations.

Global macroeconomic factors have had, and may continue to have, adverse effects on the margins that we realize on our products.

The global economic slowdown since September 2008 had a negative effect on economic growth in Brazil and has had, and may continue to have, a negative effect on economic growth in the countries to which we export our products. Europe’s sovereign debt crisis adversely impacted the global financial system in the second half of 2011, leading to slowing demand for petrochemicals. In 2011, the Brazilian economy slowed and registered GDP growth of 2.7% as compared to 7.5% in 2010. Demand for thermoplastic resins remained relatively unchanged in 2011. Uncertainty persists regarding the pace of recovery in the global economy. The United States has shown signs of improvement; however, the potential intensification of the sovereign debt crisis in Europe, particularly Greece, Spain, Italy, Ireland and Portugal, have led to increased uncertainty regarding the economic recovery in this region. In addition, social unrest, changes in governing regimes and military actions in the Middle East, sanctions and other actions relating to Iran, or similar events that may occur in the future may lead to unpredictable effects on the global economy or the economies of the affected regions.

Our ability to export to other countries is a function of the level of economic growth in these countries and other economic conditions, including prevailing inflation and interest rates. We believe that continued slow growth in the global economy, coupled with the increase in global capacity in the petrochemical industry, may lead to reduced profitability of the global petrochemical industry, and consequently reduced margins for our products. In addition, disruptions in the global balance between supply and demand may impair our ability to export our products in response to a decline in domestic demand for these products. A prolonged slowdown in economic activity in our key export markets could continue to reduce demand for some of our products and lead to increased margin pressure by importers into Brazil, which would adversely affect our results of operations.

We face competition from producers of polyethylene, polypropylene, PVC and other petrochemical products.

We face competition in Brazil from foreign producers of polyethylene, polypropylene, PVC and other petrochemical products. Our U.S. operations face competition in the United States from other U.S. producers of polypropylene. Our German operations face competition in Europe and the other export markets that it serves from European and other foreign producers of polypropylene. We generally set the prices for our second generation products sold in Brazil with reference to the prices charged for these products by foreign producers in international markets and set the prices for polypropylene sold in the United States with reference to industry indices or based on negotiations with its customers. We generally set the prices for our second generation products exported from Brazil based on international spot market prices. As a result of the announced commissioning of new ethylene capacity, particularly in the Middle East and in China, coupled with the increased competitiveness of gas-based ethylene producers in United States as a result of their relatively lower raw material costs, we anticipate that we may experience increasingly intense competition from other producers of second generation products, both in Brazil and in foreign markets in which we sell these products. In addition, the appreciation of the real  against the U.S. dollar, as has occurred during recent periods, increases the competitiveness of prices of imported products in reais, which has increased the competition in Brazil from other producers of second generation products. Some of our foreign competitors are substantially larger and have substantially greater financial, manufacturing, technological and marketing resources than our company.

Higher raw materials costs would increase our cost of sales and services rendered and may reduce our gross margin and negatively affect our overall financial performance.

Naphtha, a crude oil derivative, is the principal raw material used by our Basic Petrochemicals Unit and, indirectly, in our other business units. Naphtha accounted, directly and indirectly, for approximately 48.6% of our consolidated cost of sales and services rendered in 2011.

We purchase naphtha for use by our Basic Petrochemical Unit from Petróleo Brasileiro S.A.—Petrobras, or Petrobras, at prices based on a variety of factors, including the Amsterdam-Rotterdam-Antwerp market prices of naphtha and a variety of other petrochemical derivatives, the volatility of the prices of these products in the international markets, the real/U.S. dollar exchange rate, and the level of paraffinicity of the naphtha that is delivered.

The price of naphtha that we purchase from other international suppliers is also linked to the Amsterdam-Rotterdam-Antwerp market price. The Amsterdam-Rotterdam-Antwerp market price of naphtha fluctuates primarily based on changes in the U.S. dollar-based price of crude oil in the international markets.

The average Amsterdam-Rotterdam-Antwerp market price of naphtha in U.S. dollars increased by 30.6% to US$931.12 per ton in 2011 from US$712.98 per ton in 2010. The U.S. dollar price of naphtha was volatile during 2011, mainly due to speculation and supply disruptions in the petroleum market, increasing from an average of US$854.33 per ton in January 2011 to an average of US$1,052.68 per ton in April 2011, then declining to US$864.61 per ton in November 2011, before increasing to US$876.69 per ton in December 2011. Since December 31, 2011, the price of naphtha in U.S. dollars increased, to an average of US$1,072.85 during March 2012. The price of naphtha in U.S. dollars may continue to be volatile. In addition, the fluctuations of the U.S. dollar in the future may effectively increase our naphtha costs in reais. Any increase in naphtha costs would reduce our gross margin and negatively affect our overall financial performance to the extent we are unable to pass on these increased costs to our customers and could result in reduced sales volumes of our products.

Social unrest and changes in governing regimes in the Middle East, have had and may continue to have negative effects on oil production and price volatility, consequently driving naphtha and petrochemical prices higher worldwide. Volatility of the price of naphtha and the upward trend in the price of petroleum and naphtha have effects on the price competitiveness of our naphtha-based crackers and our resins. Because pricing trends for naphtha, ethane and propane have diverged in recent years to a greater extent than has been the case historically, producers of ethylene and resin products derived from ethane and propane generally have experienced lower unit raw material costs than naphtha-based producers of these products. As a consequence, significant increases in the pricing differential between naphtha and gas increases the competitiveness of products derived from ethane and propane and may result in pricing pressure in the international markets and the vulnerability of our company to increasing competition in Brazil from imported products.

New natural gas reserves in North America may reduce the global prices of polyethylene, which would reduce our gross margin and negatively affect our overall financial performance.

In recent years, the use of ethane derived from natural gas as a feedstock for the production of ethylene has increased as a result of the divergence between the cost of natural gas and oil (from which naphtha and condensate are derived). Natural gas reserves have increased, particularly in North America, as the technology to extract natural gas from shale has improved. In order to improve their global competitiveness, most U.S. ethylene producers with the raw material flexibility to use ethane as a feedstock have converted to the use of the ethane feedstocks. IHS expects that the global petrochemical market will realize the full impact of the increased use of ethane feedstocks in ethylene production through 2018.

As a result of these new natural gas reserves in North America, (1) natural gas has returned as a low-cost alternative to oil-based products and (2) additional gas production has increased the competitive pricing pressures on  ethane. If these trends continue, new competitors may be attracted to the ethylene market. North American polyethylene producers have benefited from the low-cost position of natural gas prices, and the resulting increased competitiveness of North American polyethylene producers could decrease the global and domestic price of polyethylene, which would reduce our gross margin and negatively affect our overall financial performance.

We do not hedge against changes in naphtha so that we are exposed to fluctuations in the price of our primary raw material.

We currently do not hedge our exposure to fluctuations in U.S. dollar or real prices of naphtha. Although we attempt to pass on increases in naphtha prices through higher prices for our products, in periods of high volatility in the U.S. dollar price of naphtha or in the real/U.S. dollar exchange rate, there is usually a lag between the time that the U.S. dollar price of naphtha increases or the real depreciates against the U.S. dollar and the time that we may effectively pass on those increased costs in reais to our customers in Brazil. As a result, if the U.S. dollar price of naphtha increases precipitously, or if the real depreciates precipitously against the U.S. dollar, as occurred in the fourth quarter of 2008 and the third quarter of 2011, we may not immediately be able to pass on all of the corresponding increases in our naphtha costs to our customers in Brazil, which would likely reduce our gross margin and net income.

We depend on Petrobras to supply us with a substantial portion of our naphtha, ethane and propane requirements.

Petrobras is the only Brazilian supplier of naphtha and has historically supplied approximately 70% of the naphtha consumed by our Basic Petrochemicals Unit. Petrobras produces most of the naphtha it sells to us and imports the balance. Petrobras currently is also the only Brazilian supplier of ethane and propane and has historically supplied all of the ethane and propane consumed by our subsidiary Rio Polímeros S.A., or RioPol, which operates the petrochemical complex located in Duque de Caxias in the State of Rio de Janeiro, or the Rio de Janeiro Complex.

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

Our Polyolefins Unit and Vinyls Unit depend on our basic petrochemicals plants to supply them with their ethylene and propylene requirements.

Our Basic Petrochemicals Unit is the only supplier of ethylene to our Vinyls Unit, the only supplier of ethylene to the polyethylene plants of our Polyolefins Unit and the principal supplier of propylene to the polypropylene plants of our Polyolefins Unit. Because the cost of storing and transporting ethylene and propylene is substantial and there is inadequate infrastructure in Brazil to permit the importing of large quantities of these products, our polyolefins plants in Brazil and our Vinyls Unit are highly dependent on ethylene and propylene supplied by our basic petrochemicals plants and production volumes of, and net sales revenue from, polyolefins and vinyls products would decrease, and our overall financial performance would be negatively affected, in the event of the following:

•       any significant damage to the facilities of our Basic Petrochemicals Unit through which ethylene or propylene is produced, or to the pipeline or other facilities that connect our polyolefins plants or vinyls plants to our basic petrochemicals plants, whether as a consequence of an accident, natural disaster, fire or otherwise;

•       any significant reduction in the supply of naphtha to our Basic Petrochemicals Unit, as naphtha is the principal raw material used by our Basic Petrochemicals Unit in the production of ethylene and propylene; or

•       any significant reduction in the supply of ethane or propane to our subsidiary RioPol, as ethane and propane are the principal raw materials used by RioPol in the production of ethylene and propylene.

We depend on Petrobras for a significant portion of the propylene that we use in Brazil to produce polypropylene.

During 2011, 43.4% of the propylene used by our Polyolefins Unit was supplied by Petrobras. Because the cost of storing and transporting propylene is substantial and there is inadequate infrastructure in Brazil to permit the importation of large quantities of these products, we are highly dependent on propylene supplied by Petrobras and production volumes of, and net sales revenue from, polypropylene products would decrease, and our overall financial performance would be negatively affected, in the event of the following:

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

Standard & Poor’s Ratings Services, a division of The McGraw-Hill Companies, Inc., or Standard & Poor’s, Moody’s Investors Service, or Moody’s, and Fitch, Inc., or Fitch, maintain ratings of our company and our debt securities. Currently, Standard & Poor’s, Moody’s and Fitch maintain ratings of our company on a local and a global basis. On a global basis, Standard & Poor’s maintains a local currency rating for our company of “BBB— (stable)” and a foreign currency rating for our company of “BBB— (stable),” Moody’s maintains a local currency rating for our company of “Baa3 (stable)” and a foreign currency rating for our company of “Baa3 (stable),” and Fitch maintains a local currency rating for our company of “BBB-/Stable Outlook” and a foreign currency rating for our company of “BBB-/Stable Outlook.” Any decision by these or other rating agencies to downgrade the ratings of our company or of our debt securities in the future would likely result in increased interest and other financial expenses relating to our borrowings and debt securities and could significantly reduce our ability to obtain such financing on satisfactory terms or in amounts required by us and our liquidity.

Some of our shareholders may have the ability to determine the outcome of corporate actions or decisions, which could affect the holders of our class A preferred shares and the ADSs.

Odebrecht S.A., or Odebrecht, directly or through its wholly-owned subsidiaries Odebrecht Serviços e Participações S.A., or OSP, and BRK Investimentos Petroquímicos S.A., or BRK, owns 38.1% of our outstanding share capital, including 50.1% of our voting share capital. Designees of Odebrecht constitute a majority of the members of our board of directors. Under a shareholders’ agreement to which OSP and Petrobras are parties, which we refer to as the Petrobras Shareholders’ Agreement, we have agreed to undertake certain actions only after Odebrecht and Petrobras have reached a consensus with respect to those actions and Odebrecht will have the sole power to approve the business plan of our company, as described under “Item 7. Major Shareholders and Related Party Transactions—Major Shareholders—Shareholders’ Agreements.” As a result, Odebrecht will have the ability to determine the outcome of most corporate actions or decisions requiring the approval of our shareholders or our board of directors — in certain instances, with the consent of Petrobras — which could affect the holders of our class A preferred shares and the American Depositary Shares, or ADSs.

We may face conflicts of interest in transactions with related parties.

We maintain trade accounts receivable and current and long-term payables with some of our affiliates and other related parties, including Petrobras, which is our sole domestic supplier of naphtha. Petrobras holds 36.0% of our outstanding share capital , including 47.0% of our voting share capital. These accounts receivable and accounts payable balances result mainly from purchases and sales of goods, which are at prices and on terms equivalent to the average terms and prices of transactions that we enter into with third parties, other than the prices that we pay under our naphtha purchase agreements with Petrobras, which we believe are more suitable to the products that we receive from Petrobras compared to products and prices available in transactions that we enter into with other third parties. We also engage in financial and other transactions with some of our direct and indirect shareholders. These and other commercial and financial transactions between us and our affiliates could result in conflicting interests between our company and these shareholders.

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

We are developing several expansion projects in Mexico, Venezuela and Peru in connection with local joint venture partners. The project in Mexico, Project Ethylene XXI, is in the most advanced level of implementation.  For more information about Project Ethylene XXI, see “Item 4. Information on the Company—Capital Expenditures—Joint Venture Projects—Project Ethylene XXI.”

If we proceed with any of these projects, our joint venture companies will undertake significant capital expenditure programs to implement them. Our ability to achieve our strategic objectives relating to these projects will depend on, in large part, the successful, timely and cost-effective implementation of these projects. Factors that could affect this implementation include the following:

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

We currently benefit from tariffs imposed by the Brazilian government on imports that allow us to charge prices for our polyolefins and vinyls products in the domestic market that include a factor based on the tariffs levied on comparable imports of those products. However, the Brazilian government has in the past used import and export tariffs to effect economic policies, with the consequence that tariffs can vary considerably, especially tariffs on petrochemical products. For example, in 2004 the Brazilian government lowered the tariffs applicable to most of the thermoplastic products that we produce by 1.5%. Future adjustments of tariffs could lead to increase competition from imports and cause us to lower our domestic prices, which would likely result in lower net sales revenue and could negatively affect our overall financial performance.

Historically, tariffs on imports have been established by the federal government; see “Item 4. Information on the Company—Petrochemical Industry Overview—Brazilian Petrochemical Industry—Pricing and Tariffs.” However, in the past years, 5 states in Brazil have established tax benefits to attract imports at local ports in order to raise revenue and develop local ports. Industry and union leaders allege that such legislation creates a subsidy for imported products, thereby harming local industry, and are disputing these incentives. There are currently 13 actions pending with the Supreme Federal Court (Supremo Tribunal Federal), or STF, regarding the constitutionality of the tax benefits. The federal government of Brazil has also prioritized eliminating (1) incentives for imported goods at local ports, and (2) the states’ abilities to offer tax incentives to attract import operations by reducing the rate on interstate operations of the Tax on the Circulation of Merchandise and Services (Imposto sobre Operações Relativas à Circulação de Mercadorias e sobre Prestações de Serviços de Transporte Interestadual, Intermunicipal e de Comunicação), or the ICMS (VAT), a state value-added tax on sales and services. The Brazilian Senate is debating a resolution to reduce the ICMS rate for imported goods from 12% to 4% and is expected to vote on this resolution in the second quarter of 2012.

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

The operations in the United States and Germany that we have acquired as part of the Sunoco Chemicals Acquisition described under “Item 4. Information on the Company—History and Development of Our Company—Sunoco Chemicals Acquisition,” and Dow Polypropylene Acquisition described under “Item 4. Information on the Company—History and Development of Our Company—The Dow Polypropylene Acquisition,” are subject to extensive U.S. and German federal, state and local laws, regulations, rules and ordinances relating to pollution, protection of the environment and the generation, storage, handling, transportation, treatment, disposal and remediation of hazardous substances and waste materials. U.S. environmental laws and regulations may impose liability on us for the conduct of third parties, or for actions that complied with applicable requirements when taken, regardless of negligence or fault. Of particular significance to us are (1) regulatory programs to be established to implement air quality standards under the National Ambient Air Quality Standards for ozone and fine particles promulgated by the U.S. Environmental Protection Agency, or the EPA, and (2) various legislative and regulatory measures in the United States which are under review, discussion or implementation to address greenhouse gas emissions.

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

Our operations are subject to hazards, such as fires, explosions and other accidents, associated with the manufacture of petrochemicals and the storage and transportation of feedstocks and petrochemical products. These hazards can cause personal injury and loss of life, severe damage to or destruction of property and equipment and environmental damage. A sufficiently large accident at one of our plants or storage facilities could force us to suspend our operations temporarily and result in significant remediation costs and lost net sales revenue. For example, in May 2011, our Alagoas chlor-alkali plant experienced a chlorine leak and rupture of equipment caused by an abnormal and unpredictable increase in the concentration of trichloramine generated in this plant’s production process. As a result of the chlorine leak, approximately 150 local residents were examined for respiratory contamination by the emergency room of a local hospital. All were released within 24 hours. The equipment rupture resulted in the hospitalization of five employees of Mills Estruturas e Serviços de Engenharia S.A. working at this plant, three of whom were released from the hospital the following day. As a result of these incidents, our chlor-alkali plant was temporarily shut down for approximately two weeks.

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

Labor unrest in our plants and facilities may have a material adverse effect on our financial condition or results of operations. In June 2010, Braskem America’s collective bargaining agreement with the United Steel, Paper & Forestry, Rubber, Manufacturing, Energy Allied-Industrial & Service Workers International Union with respect to its employees of its Neal, West Virginia plant expired. In August 2010, the unionized employees at this plant went on strike. During the strike, the plant operated under the supervision of management. In May 2011, Braskem America entered into a new collective bargaining agreement management with this union covering the unionized employees of this plant with a term that expires in May 2015. Although we believe that we maintain good relations with our employees, future labor actions, including strikes, could have a material adverse effect on our financial performance.

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

Uncertainty over whether possible changes in policies or rules affecting these or other factors may contribute to economic uncertainties in Brazil and to heightened volatility in the Brazilian securities markets and securities issued abroad by Brazilian issuers. The President of Brazil has considerable power to determine governmental policies and actions that relate to the Brazilian economy and, consequently, affect the operations and financial performance of businesses, such as our company. Although we do not believe that the current president, Dilma Rouseff, will significantly alter the current policies, we cannot assure you that the policies that may be implemented by the Brazilian federal or state governments will not adversely affect our business, results of operations and financial condition.

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

The Brazilian currency has been devalued on several occasions during the last four decades. Throughout this period, the Brazilian government has implemented various economic plans and various exchange rate policies, including sudden devaluations, periodic mini-devaluations (during which the frequency of adjustments has ranged from daily to monthly), exchange controls, dual exchange rate markets and a floating exchange rate system. From time to time, there have been significant fluctuations in the exchange rate between the Brazilian currency and the U.S. dollar and other currencies. For example, the real  appreciated in value against the U.S. dollar by 8.7% in 2006 and 17.2% in 2007. In 2008, primarily as a result of the international financial crisis, foreign investors removed billions of reais from the Brazilian Securities, Commodities and Futures Exchange (BM&FBOVESPA S.A. – Bolsa de Valores, Mercadorias e Futuros), or the BM&FBOVESPA, resulting in the depreciation of the real  by 31.9% against the U.S. dollar. During 2009 and 2010, the real  appreciated by 25.5% and 4.3% against the U.S. dollar, respectively. During 2011, the real  depreciated by 12.6% against the U.S. dollar

Depreciation of the real  relative to the U.S. dollar also could result in inflationary pressures in Brazil by generally increasing the price of imported products and services and requiring recessionary government policies to curb demand. In addition, depreciation of the real  could weaken investor confidence in Brazil and reduce the market price of our class A preferred shares and the ADS. On the other hand, the appreciation of the real  against the U.S. dollar may lead to a deterioration of the country’s current account and the balance of payments and may dampen export-driven growth.

We had total foreign currency-denominated debt obligations in an aggregate amount of R$9,615.2 million (US$5,125.9 million) at December 31, 2011, representing 63.4% of our consolidated indebtedness, excluding transaction costs. Our indebtedness denominated in dollars represented 63.2% of our consolidated indebtedness, net of transaction costs, and our indebtedness denominated in Japanese yen represented 0.2% of our consolidated indebtedness, net of transaction costs. At December 31, 2011, we had US$530.7 million in U.S. dollar-denominated cash and cash equivalents.

A significant depreciation of the real  in relation to the U.S. dollar or other currencies could increase our financial expenses as a result of foreign exchange losses that we must record and could reduce our ability to meet debt service requirements of our foreign currency-denominated obligations. For example, the 12.6% depreciation of the real  against the U.S. dollar in 2011 was the primary factor in the substantial increase in our net financial expenses in 2011, which was, in turn, a significant factor in our net loss for 2011.

The prices of naphtha, our most important raw material, and of some of our other raw materials, are denominated in or linked to the U.S. dollar. Naphtha accounted, directly and indirectly, for 48.6% of our consolidated cost of sales and services rendered in 2011. When the real  depreciates against the U.S. dollar, the cost in reais  of our U.S. dollar-denominated and U.S. dollar-linked raw materials increases, and our operating income in reais  may decrease to the extent that we are unable to pass on these cost increases to our customers as occurred in the latter half of 2011 and may occur again in the future.

In a recent effort to strengthen the real  against the dollar, on March 29, 2011, the Brazilian government implemented a 6% Tax on Foreign Exchange Transactions (Imposto sobre Operações de Crédito, Câmbio e Seguro, ou relativas a Títulos e Valores Mobiliários), or IOF/Exchange Tax, applicable to foreign exchange transactions related to financings from foreign financial institutions with an average life of less than five years and reduced the IOF/Exchange Tax for foreign financings with an average life of more than five years to 0%.

The Brazilian government’s actions to combat inflation may contribute significantly to economic uncertainty in Brazil and reduce demand for our products.

Historically, Brazil has experienced high rates of inflation. Inflation, as well as government efforts to combat inflation, had significant negative effects on the Brazilian economy, particularly prior to 1995. The inflation rate, as measured by the General Price Index—Internal Availability (Índice Geral de Preços—Disponibilidade Interna), or the IGP-DI, reached 2,708% in 1993. Although inflation rates have been substantially lower since 1994 than in previous periods, inflationary pressures persist. Inflation rates, as measured by the IGP-DI, were 7.9% in 2007, 9.1% in 2008, (1.4)% in 2009, 11.3% in 2010 and 5.0% in 2011. The Brazilian government’s measures to control inflation have often included maintaining a tight monetary policy with high interest rates, thereby restricting availability of credit and reducing economic growth. Inflation, actions to combat inflation and public speculation about possible additional actions also may contribute to economic uncertainty in Brazil and to heightened volatility in the Brazilian securities markets.

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

Our financial expenses are affected by changes in the interest rates that apply to our floating rate debt. At December 31, 2011, we had, among other debt obligations, R$2,549.2 million of loans and financing and debentures that were subject to the Long-Term Interest Rate (Taxa de Juros de Longo Prazo), or TJLP, R$2,148.9 million of loans and financing and debentures that were subject to the Interbank Deposit Certificate (Certificado de Depósito Interbancário), or CDI rate, and R$2,038.3 million of loans and financing that were subject to the London Interbank Offered Rate, or LIBOR.

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

The purchase and sale of foreign currency in Brazil is subject to governmental control. Many factors could cause the Brazilian government to institute more restrictive exchange control policies, including the extent of Brazil’s foreign currency reserves, the availability of sufficient foreign exchange on the date a payment is due, the size of Brazil’s debt service burden relative to the economy as a whole, Brazil’s policy towards the International Monetary Fund and political constraints to which Brazil may be subject. A more restrictive policy could increase the cost of servicing, and thereby reduce our ability to pay, our foreign currency-denominated debt obligations and other liabilities. Our foreign-currency debt denominated in dollars and Japanese yen represented an aggregate of 63,4% of our indebtedness on a consolidated basis at December 31, 2011. If we fail to make payments under any of these obligations, we will be in default under those obligations, which could reduce our liquidity as well as the market price of our class A preferred shares and the ADS.

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

Sales of a substantial number of our class A preferred shares could negatively affect the market prices of our class A preferred shares and the ADSs. If, in the future, substantial sales of shares are made by OSP, Petrobras or other existing or future holders of class A preferred shares, the market price of our class A preferred shares and, by extension, the ADSs may decrease significantly. As a result, holders of the ADSs may not be able to sell the ADSs at or above the price they paid for them.

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

The Brazilian securities markets are substantially smaller, less liquid and more volatile than major securities markets in the United States. The BM&FBOVESPA, which is the principal Brazilian stock exchange, had a market capitalization of R$2,294 billion (US$1,223 billion) at December 31, 2011 and an average daily trading volume of R$5.7 billion (US$3.4 billion) for 2011. In comparison, aggregate market capitalization of the companies (including U.S. and non-U.S. companies) listed on The New York Stock Exchange, or the NYSE, was US$13.1 trillion at December 31, 2011 and the NYSE recorded an average daily trading volume of US$71.8 billion for 2011. There is also significantly greater concentration in the Brazilian securities markets. The ten largest companies in terms of market capitalization represented approximately 54% of the aggregate market capitalization of the BM&FBOVESPA at December 31, 2011. The ten most widely traded stocks in terms of trading volume accounted for approximately 47% of all shares traded on the BM&FBOVESPA in 2011. These market characteristics may substantially limit the ability of holders of the ADSs to sell class A preferred shares underlying ADSs at a price and at a time when they wish to do so and, as a result, could negatively impact the market price of the ADSs themselves.

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

Brazilian law imposes the IOF/Exchange Tax, on the conversion of reais  into foreign currency and on the conversion of foreign currency into reais. Brazilian law also imposes the Tax on Transactions Involving Bonds and Securities, or the IOF/Bonds Tax, on transactions involving securities, including those carried out on a Brazilian stock exchange. The objective of these taxes is to slow the pace of speculative inflows of foreign capital into the Brazilian market and the appreciation of the real against the U.S. dollar.

The IOF/Exchange Tax levies a 6% flat rate on capital inflows from non-residents who invest in the Brazilian stock exchange, futures and commodities exchanges, including inflows that serve as margin guarantees in these transactions. As of December 2011, however, the 6.0% rate was reduced to 0% on the following capital inflows from non-residents: (1) investments in securities bearing a variable rate of return that are purchased on the Brazilian stock exchange, futures and commodities exchanges; (2) acquisition of stocks in public offerings on the Brazilian stock exchange or subscriptions of capital increases; (3) investments in Brazilian stocks using funds derived from the cancelation of “depositary receipts”; (4) certain investments in private equity or emerging companies investment funds (FIP and FIEE) and funds of these funds; and (5) conversion of foreign direct investments in stocks under Law 4,131/62 into foreign investment in stocks under Resolution 2,689/00.

In March 2012, Brazilian federal regulators clarified that the 0% rate also applies to investments in Brazilian depository receipts representing shares of foreign companies and traded in Brazilian stock exchanges.

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

ITEM 4. INFORMATION ON THE COMPANY

We are the largest producer of thermoplastic resins in the Americas, based on annual production capacity of our 28 plants in Brazil, five plants in the United States and two plants in Germany at December 31, 2011. We are the only producer of ethylene, polyethylene and polypropylene in Brazil. We produce a diversified portfolio of petrochemical and thermoplastic products and have a strategic focus on thermoplastic resins, including polyethylene, polypropylene and PVC. We are also the third largest Brazilian-owned private sector industrial company, based on net sales revenue in 2010 (the latest year for which such information is available). We recorded net sales revenue of R$33,176.2 million and a net loss of R$516.8 million during the year ended December 31, 2011.

As of December 31, 2011, our business operations were organized into four production business units and one distribution business unit, which corresponded to our principal production processes, products and services. Our business units were as follows:

•       Basic Petrochemicals, which includes our production and sale of basic petrochemicals at the Northeastern Complex, the Southern Complex, the São Paulo Complex and the Rio de Janeiro Complex and our supply of utilities produced at these complexes to second generation producers, including some producers owned or controlled by our company. This segment accounted for net sales revenue of R$23,080.9 million, or 55.3% of the net sales revenue of all reportable segments, including net sales to our other business units, and had an operating margin of 7.1% in 2011;

•       Polyolefins, which includes the production and sale of polyethylene and polypropylene produced by our company in Brazil. This segment accounted for net sales revenue of R$12,710.7 million, or 30.5% of the net sales revenue of all reportable segments, including net sales to our other business units, and had an operating margin of 2.5% in 2011;

•       International Business, which includes the operations of Braskem America, which consist of the production and sale of polypropylene in the United States and the operations of the polypropylene business in the United States and Germany that we acquired from Dow Chemical Company, or Dow, and the production of “green” polyethylene in Brazil. This segment accounted for net sales revenue of R$3,427.5 million, or 8.2% of the net sales revenue of all reportable segments, including net sales to our other business units, and had a negative operating margin of 0.4% in 2011;

•       Vinyls, which includes our production and sale of PVC, caustic soda and ethylene dichloride, or EDC. This segment accounted for net sales revenue of R$1,730.9 million, or 4.1% of the net sales revenue of all reportable segments, including net sales to our other business units, and had a negative operating margin of 3.2% in 2011; and

•       Chemical Distribution, which includes the operations of QuantiQ and distributes petrochemical products manufactured by our company and other domestic and international companies. This segment accounted for net sales revenue of R$774.9 million, or 1.9% of the net sales revenue of all reportable segments, including net sales to our other business units, and had an operating margin of 7.3% in 2011.

Strategy of Our Company

Our strategic goal is to be the world leader in the production of chemicals from renewable resources and/or using production processes that generate fewer emissions, which we refer to as sustainable chemistry, by 2020.

The key elements of our strategy include:

•       Differentiation of Our Business. We recognize the cyclical nature of the markets for our petrochemical products and believe that, by focusing on relationships with our customers, we can foster customer loyalty even during periods of lower demand. Our growth strategy is centered on increasing customers’ consumption of our products, and enabling them to substitute non-plastic materials with thermoplastics. We are seeking to establish close, long-term relationships with our customers and are committed to providing technological support and solutions to our customers through our research centers in Rio Grande do Sul (Brazil), and in Pittsburgh, Pennsylvania (United States), which develop processes, products and applications for the petrochemical sector and which, at December 31, 2011, collectively had approximately 298 employees. We are seeking to continue to serve as partners with our customers in developing new products and applications and, consequently, new business opportunities for them. We offer our customers more flexible delivery options and credit terms unlike importers, which typically offer deliveries only through port facilities financed through letters of credit.

•       Acquisition of Traditional and Renewable Feedstocks at Competitive Prices. We are seeking to continue to diversify our feedstock purchases to obtain more competitive prices and as part of this effort, began to import lower-cost naphtha in 2002, and during the past several years have imported between 25% and 30% of our feedstock requirements, primarily from North Africa. We are seeking to continue to reduce our operating costs through negotiations of feedstock purchases at competitive prices. For example, we are acquiring naphtha under supply arrangements with suppliers in Latin America and North Africa.

In addition, we are seeking to diversify the raw materials that we use for our production processes. As part of the Quattor Acquisition described under “—History and Development of Our Company—Quattor Acquisition,” we acquired RioPol, which uses ethane and propane as its principal feedstocks, and Quattor Química S.A., or Quattor Química, which uses light refinery hydrocarbons as feedstocks for a portion of its production. Braskem Idesa S.A.P.I., or BI, a joint venture with Grupo Idesa, S.A. de C.V., one of Mexico’s leading petrochemical groups, or Idesa, has entered into a long-term supply contract to purchase ethane from Pemex Gas y Petroquímica Básica, or Pemex Gas, a state-owned Mexican company, under competitive commercial conditions. We expect that the new petrochemical complex in Peru that we are evaluating with Petróleos del Peru—PetroPeru S.A., or PetroPeru, will, if implemented, use low cost ethane in their production processes.

We are also investing in projects in Brazil to increase our use of ethanol, a renewable feedstock that is widely used in the Brazilian market. In September 2010, we opened our new plant that produces ethylene using sugarcane based ethanol, a 100% renewable resource. We use this ethylene as a raw material to make “green” polyethylene.

•       Expansion in Selected International Markets.  As part of the continuous evaluation of our business and plans, we regularly consider a range of strategic options and transactions. From time to time, we consider a variety of potential strategic transactions to expand our presence in the global petrochemicals market. We plan to expand the production capacity of our business units during the next several years through the acquisition of petrochemical producers outside Brazil that currently compete with us or produce complementary products, and by constructing new facilities outside Brazil with access to competitive raw material sources independently or in conjunction with third parties. In addition to our acquisition of Braskem America:

➢      In April 2010, we formed BI, our joint venture in Mexico, for the development, construction and operation of an olefins complex to be located in the Coatzacoalcos Petrochemical Complex in the Mexican state of Veracruz. This company will use ethane extracted from natural gas as its raw material, with an annual ethylene production capacity of 1.0 million tons, and two polyethylene plants with a combined annual production capacity of 1.0 million tons of high density polyethylene, or HDPE and low density polyethylene, or LDPE; and

➢     We have entered into a memorandum of understanding with PetroPeru and Petrobras to evaluate the technical and economic feasibility of the construction of a new petrochemical complex in Peru that would use ethane as its feedstock to produce polyethylene.

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

➢     We are continuing to develop a specialized production process for linear low density polyethylene, or LLDPE and LDPE that permits us to produce thermoplastics with distinctive characteristics for the flexible packaging industry, including greater resistance to impact and punctures, higher polish and greater transparency; and

➢     We are investing in the manufacturing of performance products that have higher added value that allow us to enter new markets, such as new applications for ultra high molecular weight polyethylene, or UHMWPE, and other products, including UTEC fibers that we expect to market for applications in the manufacture of armor and the anchoring of offshore oil platforms.

•       Technological Development to Support Our Growth and Vision.  We are seeking a strong position in the technological development of sustainable chemistry by investing in research, development and innovation focused on the following:

➢     Technologies that will break with the current technological model and that have not yet been developed or are under development;

➢     Technologies that have been proven from a technical standpoint but are still unavailable for purchase in the market; and

➢     Technologies that have been developed and are available for purchase in the market, which we use to maintain and improve the competitiveness of our existing business.

We developed an internal infrastructure to focus on new technologies, which included the reorganization of our research and development departments in 2011 and the hiring of research and other personnel to develop these technologies. Our research and development expenditures increased in 2011 and are expected to increase in 2012 to support the growth of our research and development activities.

We are pursuing opportunities to partner with leading companies in the industry to develop new technologies and to advance the development of conventional technologies. We have taken an important step in developing this strategy by entering into joint development and supply agreements with Ineos Europe Limited, or Ineos, a leading developer of technologies for the global petrochemical industry, through which we will license polyethylene technologies to produce HDPE and LLDPE in future projects. Under this agreement, we and Ineos will also conduct joint research and development for these new polyethylene platforms. Some of the technology we are licensing in connection with this strategic partnership will be applied in our Project Ethylene XXI in Mexico. For more information about Project Ethylene XXI, see “—Capital Expenditures—Joint Venture Projects—Project Ethylene XXI.”

In addition, we are intensifying our program to develop and produce certain catalysts for our plants that are otherwise available only from a single source or a small number of suppliers, and we continue to seek to improve our production processes in order to achieve lower production costs and greater operational efficiency.

History and Development of Our Company

We were founded in 1972 as Petroquímica do Nordeste Copene Ltda. to plan, execute and coordinate the activities of the petrochemical complex located in Camaçari in the State of Bahia, or the Northeastern Complex. The construction of the Northeastern Complex formed part of a development policy of the Brazilian government implemented in the early 1970’s to diversify the geographical distribution of industrial assets and to promote economic growth across different regions of Brazil. On June 18, 1974, we were incorporated as a corporation under the laws of Brazil (registered with the Board of Trade of the State of Bahia under company registry No. 29300006939) and were renamed Copene Petroquímica do Nordeste S.A. In 2002, we changed our corporate name to Braskem S.A.

The following discussion highlights the important developments in our business since January 1, 2009.

Triunfo Acquisition

In May 2009, we acquired Petroquímica Triunfo S.A., or Triunfo, which merged with and into Braskem. Braskem issued an aggregate of 13,387,157 of our class A preferred shares to the shareholders of Triunfo as consideration for their equity interests in Triunfo. Triunfo owned and operated a polyethylene plant located in the petrochemical complex located in Triunfo in the State of Rio Grande do Sul, or the Southern Complex, with an annual production capacity of 160,000 tons. We have consolidated the results of Triunfo into our consolidated financial statements as of January 1, 2009.

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

Financing of Purchase Price

On March 29, 2010, we entered into a syndicated unsecured credit agreement in an aggregate principal amount of US$210.0 million to finance the Sunoco Chemicals Acquisition. The loans under this credit agreement bear interest at the rate of LIBOR plus 2.625% per annum, payable quarterly in arrears through April 2015. The principal amount of these loans is payable in five equal semi-annual installments, commencing in April 2013. We prepaid these loans in full on July 22, 2011.

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

•       In June 2010, we completed a merger of shares transaction in which we issued an aggregate of 18,000,087 of our common shares in exchange for the remaining shares of Quattor that we did not own.

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

CADE Review of the Quattor Acquisition

The Quattor Acquisition was approved by CADE on February 23, 2011. As a condition to approval, we have agreed to (1) notify CADE prior to entering into any future resin import contracts containing exclusivity clauses or extending any existing contracts containing exclusivity clauses and (2) periodically provide, on a confidential basis, information related to our agreements and activities relating to the import and sale of resins.

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

In September 2010, Polibutenos and Quattor Química merged with and into Quattor. In December 2011, Quattor was renamed Braskem Qpar S.A., which we refer to as Braskem Qpar.

Quattor Petroquímica Share Exchange

On December 27, 2010, we completed a share exchange (incorporação de ações) transaction in which we issued an aggregate of 398,175 of our class A preferred shares to the holders of the Quattor Petroquímica shares that we did not own in exchange for their shares of Quattor Petroquímica. As a result of this transaction, Quattor Petroquímica became a wholly-owned subsidiary of Braskem. In April 2011, Quattor Petroquímica S.A. was renamed Braskem Petroquímica S.A., or Braskem Petroquímica.

The Dow Polypropylene Acquisition

On September 30, 2011, we acquired the polypropylene business of Dow, under a purchase agreement that we had entered into in July 2011, or the Dow Polypropylene Acquisition. This business is conducted through four polypropylene plants located in Freeport and Seadrift, Texas, United States and Wesseling and Schkopau, Germany. In addition to these plants, under the purchase agreement we acquired inventory, accounts receivable, business know-how, certain product and process technology, and customer contracts and lists. As a result of the completion of the Dow Polypropylene Acquisition, we believe that we have the largest polypropylene production capacity of United States producers and we now have a manufacturing presence in the European polypropylene market.

The requirements for this acquisition were met by all of the parties involved on October 3, 2011. However, as provided under the terms of the purchase agreement, the assets, liabilities and results of the acquired polypropylene business were assumed retroactively on October 1, 2011. As a result, the results of the acquired polypropylene business were consolidated in our financial statements as from October 1, 2011.

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

__________________________

(1)     Includes 28.2% owned by BRK and 9.88% owned by OSP, each of which is a wholly-owned subsidiary of Odebrecht.

(2)     Braskem owns 96.9% of the shares of Braskem Qpar directly and Braskem Petroquímica owns the remaining 3.1% of the shares of Braskem Qpar.

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

In recent years, the use of ethane derived from natural gas as a feedstock for the production of ethylene has increased as a result of the divergence between the cost of natural gas and oil (from which naphtha and condensate are derived). Natural gas reserves have increased, particularly in North America, as the technology to extract natural gas from shale has improved. In order to improve their global competitiveness, most U.S. ethylene producers with the raw material flexibility to use ethane as a feedstock have converted to the use of the ethane feedstocks. Approximately 13% of U.S. ethylene production from 2008 to 2011, or four million tons, was converted into ethane as a feedstock. Since 2008, total natural gas production from shale gas in the United States has increased by 15%, or by 270 million barrels per day, and natural gas production in the United States is expected to increase by approximately 440 million barrels per day between 2011 and 2015. However, additional infrastructure, including pipelines, fractionators and terminals, will need to be added in order to accommodate this increase in supply. IHS expects that the global petrochemical market will realize the full impact of the increased use of ethane feedstocks in ethylene production through 2018.

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

Naphtha is the primary feedstock, accounting for approximately 56% of the world’s ethylene production. The use of ethane as a feedstock increased to approximately 34% of the world’s ethylene production and will likely continue to increase as a result of shale gas developments in North America. The petrochemical industries in South America, Asia and Europe predominantly use naphtha as feedstock, while those in the Middle East and North America primarily use ethane, propane or butane.

IHS reports that annual global ethylene production capacity in 2011 was 147.4 million tons. The table below sets forth annual global ethylene production capacity by region for 2011.

Region	Ethylene Production Capacity
(million of tons per year)
Northeast Asia	35.1
North America	33.4
Middle East	27.1
Western Europe	24.0
Southeast Asia	10.0
South America	5.6
CIS and Baltic States	3.8
Indian Subcontinent	4.1
Central Europe	2.4
Africa	1.9
Total	147.4

______________

Source: IHS

A number of petrochemical companies have announced plans to build significant additional ethylene production capacity, primarily in the Middle East and Asia. According to IHS, 25.5 million tons of annual ethylene capacity are scheduled to be commissioned between 2012 and 2016. However, expansions of ethylene capacity are frequently subject to delays and we cannot predict when the planned additional capacity will be commissioned, if at all.

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

Second Generation Producers

Second generation producers process the basic petrochemicals obtained from the crackers to produce intermediate petrochemicals, including thermoplastic resins. These petrochemicals include:

•      polyethylene, PVC and polystyrene (each produced from ethylene); and

•      polypropylene and acrylonitrile (each produced from propylene).

Approximately 60% of all global ethylene production is used to produce polyethylene. Annual global capacity of polyethylene, polypropylene and PVC resins in 2011 was approximately 207.1 million tons, concentrated in Asia, followed by Europe and North America. IHS estimates that by 2016 annual production capacity of these resins will increase by approximately 39.2 million tons, driven primarily by the growth in polyethylene production, concentrated in the Middle East and Asia, particularly in China.

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

Set forth below is a graph showing the Asia Resin Price – Naphtha Cost spread of HDPE from 2002 through 2011.

______________

Source:  IHS

Third Generation Producers

Third generation producers (also known as converters) purchase the intermediate petrochemicals from second generation producers and transform them into final products including:

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

Latin American Petrochemical Industry

IHS reports that annual ethylene production capacity by producers in Latin America in 2011 was 6.8 million tons. We own and operate all of the ethylene capacity in Brazil. The table below sets forth annual global ethylene production capacity by country for 2011.

Country	Ethylene Production Capacity
(thousands of tons per year)
Brazil	3,925
Mexico	1,382
Argentina	880
Venezuela	600
Colombia	100
Chile	49
Total	6,831

______________

Source:  IHS; Braskem

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

Brazilian Petrochemical Industry

The production of first and second generation petrochemicals in Brazil centers around four major complexes. These complexes include:

•       the Northeastern Complex, which commenced operations in 1978, uses naphtha as its principal raw material and had an annual ethylene production capacity of 1,280,000 tons at December 31, 2011;

•       the Southern Complex, which commenced operations in 1982, uses naphtha as its principal raw material and had an annual ethylene production capacity of 1,452,000 tons at December 31, 2011;

•       the petrochemical complex located in Capuava in the State of São Paulo, or the São Paulo Complex, which commenced operations in 1972, uses naphtha as its principal raw material and had an annual ethylene production capacity of 700,000 tons at December 31, 2011; and

•       the Rio de Janeiro Complex, which commenced operations in 2005, uses ethane and propane as its principal raw materials and had an annual ethylene production capacity of 520,000 tons at December 31, 2011.

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

At December 31, 2011, there were approximately 50 second generation producers operating in Brazil. We are the only producer of polyethylene and polypropylene located in Brazil, and one of two producers of PVC located in Brazil.

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

In 1997, Law No. 9,478/97 implemented the 1995 constitutional amendment by creating the Brazilian Energy Policy Council (Conselho Nacional de Política Energética) and the National Petroleum Agency (Agência Nacional do Petróleo), or the ANP, which were charged with regulating and monitoring the oil industry and the Brazilian energy sector. Following the creation of the ANP, new rules and regulations were implemented, aimed at gradually ending Petrobras’ monopoly. Our company has imported naphtha from trading companies and oil and gas producers located abroad since 1997. During 2011, Petrobras supplied 74.0% of the naphtha consumed by our company, and the remaining naphtha consumed by our company was imported.

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

Imports of suspension PVC from the U.S. and Mexico have been subject to tariffs of 16.0% and 18.0%, respectively, since 1992 as a result of the imposition of anti-dumping duties by the Brazilian Foreign Trade Chamber (Câmara de Comércio Exterior), or CAMEX, of the Ministry of Development, Industry and Trade. In 2005, the anti-dumping tariff regime was changed so that tariffs were assessed on a sliding scale (from 0% to 16.0% and 0% to 18.0% for the U.S. and Mexico, respectively), in which the rate of tariffs is determined based on a variety of factors, including the price of the products and the likelihood that imports of these products will adversely affect local industry. In September 2011, however, CAMEX changed the application of the anti-dumping practices for imports from the U.S. to an ad valorem rate of 16%, maintaining the sliding scale for Mexico.

Since 2008, imports of suspension PVC from China have been subject to tariffs ranging between 10.5% and 21.6%, and imports of suspension PVC from South Korea have been subject to tariffs ranging between 0% and 18.9%, depending on the producer, as a result of the imposition of anti-dumping duties by CAMEX. These duties will expire in August 2013, unless extended.

Additionally, in December 2010, CAMEX imposed on an additional anti-dumping tariff of 10.6% on polypropylene imports for a period of five years. The Brazilian anti-dumping tariff regime is schedule to expire in December 2015.

In 2011, approximately 30% of Brazilian polyethylene, polypropylene and PVC resins were imported products, which reflected a 20% annual increase in the volume of resins imported. We believe this was largely attributable to the policies of several Brazilian ports to reduce the amount of import tariffs on these products. For more information, see “Item 3. Key Information—Risk Factors—Risks Relating to Our Company and the Petrochemical Industry—Future adjustments in tariffs on imports that compete with our products could cause us to lower our prices.”

Supply and Demand

Per capita consumption of polyethylene, polypropylene and PVC resins in Brazil has grown by a compound annual growth rate of 5.3% between 1996 and 2011, reaching 24.9 kilograms per person in 2011 according to reports of IHS. However, Brazilian consumption of these resins is significantly lower than the consumption in the United States (65.9 kilograms per person), Western Europe (57.0 kilograms per person), and Japan (48.2 kilograms per person) reported by IHS.

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

	Estimated Total Brazilian Production	Total Imports	Total Exports	Estimated Total Brazilian Domestic Apparent Consumption
	(thousands of tons)
Olefins(1)
2011	5,520.0	3.8	227.8	5,296.0
2010	5,119.0	0.2	252.7	4,866.5
2009	5,462.6	0.1	229.7	5,233.0
Aromatics(2)
2011	1,446.0	2.9	398.1	1,050.8
2010	1,399.2	0.3	509.9	889.5
2009	1,448.3	1.5	507.4	942.4
Polyolefins(3)
2011	3,956.0	1,058.2	1,303.8	3,711.0
2010	4,134.4	881.8	1,105.1	3,911.1
2009	3,851.2	696.8	1,356.6	3,191.4
PVC
2011	696.5	477.7	1.4	1,172.8
2010	724.9	387.0	2.2	1,109.7
2009	689.5	285.8	42.0	933.3

___________________________

(1)   Includes ethylene, propylene and butadiene.

(2)   Includes benzene, toluene and xylene.

(3)   Includes polyethylene, polypropylene and ethyl vinyl acetate copolymer, or EVA.

Source: ABIQUIM, ALICE-Web and Braskem estimates

North American Polypropylene Industry

The polypropylene industry in North America consists of 10 companies, including our company, with an aggregate annual production capacity of approximately 9 million tons of polypropylene. Competition is based on price, product quality, product delivery, reliability of supply, product performance and customer service. In general, demand is a function of economic growth in North America and elsewhere in the world. Based on published rated industry capacities, we are the largest producer of polypropylene in the United States. The rated capacity of our polypropylene plants at December 31, 2011 was approximately 1,425,000 tons per year, or approximately 16% of total industry capacity in North America.

European Polypropylene Industry

The polypropylene industry in Europe consists of 28 companies, including our company, with an aggregate annual production capacity of approximately 11.6 million tons of polypropylene. In general, polypropylene is primarily utilized in injection molding, fiber applications, film and sheet plastic. Polypropylene is more exposed to the durable goods sector than HDPE, as polypropylene is used in significant quantities by the automotive sector. In 2008 and 2009, demand in the automotive industry was particularly weak. However, automotive production has recovered since 2010, which was largely caused by increased exports of European premium cars. Over the next five years, this sector is expected to keep pace with or outpace other polypropylene end use segments. The rated capacity of our polypropylene plants at December 31, 2011 was approximately 550 thousand tons per year, or approximately 4,72% of total industry capacity in Europe.

Basic Petrochemicals Unit

At December 31, 2011, our Basic Petrochemicals Unit’s facilities had one of the largest annual production capacities of all first generation producers in Latin America. Including net sales to our other business units, our Basic Petrochemicals Unit generated net sales revenue of R$23,080.9 million in 2011, or 55.3% of the net sales revenue of all reportable segments. Net sales revenue generated by sales to our other business units was R$8,708.6 million during 2011, representing 37.7% of the net sales revenue of our Basic Petrochemicals Unit.

Prior to May 1, 2010, our Basic Petrochemicals Unit was comprised of the operations conducted by our company in the Northeastern Complex and the Southern Complex. As a result of our acquisition of control of Quattor in April 2010, we have consolidated the results of Quattor and its subsidiaries in our consolidated financial statements and included the results of the basic petrochemicals operations conducted at the São Paulo Complex and the Rio de Janeiro Complex in our Basic Petrochemicals segment as from May 1, 2010.

Our Basic Petrochemicals Unit produces:

•       olefins, such as ethylene, polymer and chemical grade propylene, butadiene, isoprene and butene-1;

•       BTX products;

•       fuels, such as automotive gasoline and liquefied petroleum gas, or LPG;

•       intermediates, such as cumene; and

•       other basic petrochemicals, such as ethyl tertiary butyl ether, or ETBE, solvent C9 and pyrolysis C9.

The products of our Basic Petrochemicals Unit are used primarily in the manufacture of intermediate second generation petrochemical products, including those manufactured by our Polyolefins Unit and our Vinyls Unit. Our Basic Petrochemicals Unit also supplies utilities to other second generation producers in each of the petrochemical complexes in which we operate and other companies located outside of these complexes, and renders services to those producers. In 2011, 70.9% of our Basic Petrochemicals Unit’s net sales revenue (including intra-company sales) was derived from the sale of basic petrochemicals, 18.9% from the sale of naphtha and condensate, 4.5% from the sale of fuels, 3.3% from the sale of intermediates, and 2.4% from the sale of utilities and services. In 2011, 52.2% of our Basic Petrochemicals Unit’s net sales revenue from sales of basic petrochemicals was derived from sales made to our Polyolefins and Vinyls Units.

We believe that our Basic Petrochemicals Unit is well positioned to take advantage of increased demand for basic petrochemicals products in Brazil, both by our other business units and by third parties, and to compete in the international market.

Products of Our Basic Petrochemicals Unit

Our other business units and third-party petrochemical producers use ethylene and propylene produced by our Basic Petrochemicals Unit to produce second generation products such as polyethylene, polypropylene and PVC. We also sell butadiene, a variety of aromatics, including BTX products, and intermediates, such as cumene, to third-party petrochemical producers for use as raw materials in the production of a variety of second generation products, including synthetic rubber, elastomers, resins, nylon fibers, ethyl benzene (which is used to make styrene monomer/polystyrene), linear alkyl benzene, purified terephthalic acid, dimethyl terephthalate, bisphenol A, a feedstock for the production of polycarbonate resins, phthalic anhydride, plasticizers and paint.

The following table sets forth the sales volume of basic petrochemicals by our Basic Petrochemicals Unit (excluding our intra-company sales) for the periods indicated.

	Year Ended December 31,
	2011	2010(1)	2009
	(thousands of tons)
Domestic sales(2):
Ethylene	491.3	438.4	325.0
Propylene	217.7	322.3	365.9
Cumene	290.9	195.5	—
Butadiene	252.9	224.6	148.0
BTX products(3)	679.6	643.6	538.6
Others	463.0	483.7	333.0
Total domestic sales of basic petrochemicals	2,395.4	2,308.1	1,710.5
Total export sales of basic petrochemicals	1,087.5	1,201.2	1,132.8
Total sales of basic petrochemicals	3,482.9	3,509.3	2,843.3

___________________________

(1)   Includes sales from the São Paulo Complex and the Rio de Janeiro Complex as from May 1, 2010.

(2)   In addition, we had the following intra-company sales:

•       approximately 2,606,100 tons of ethylene in 2011, 2,511,500 tons of ethylene in 2010 and 1,928,300 tons in 2009;

•       approximately 905,400 tons of propylene in 2011, 926,300 tons of propylene in 2010 and 626,200 tons in 2009; and

•       approximately 23,100 tons of  benzene in 2011 152,700 tons of benzene in 2010 and 25,300 tons of benzene in 2009.

(3)  Includes benzene, toluene, ortho xylene, para xylene and mixed xylenes.

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

Intermediates

Cumene is the principal intermediate produced by the Basic Petrochemical Unit. Also known as isopropyl benzene, it is produced using benzene and propylene as raw materials. Cumene is used as an intermediate in the synthesis of chemical compounds such as phenol and acetone.

Utilities

We produce electric power, steam, compressed air and purified drinking and demineralized water, some of which are by-products of our production of basic petrochemicals. We use these utilities in our own production processes, including those of our Polyolefins Unit and our Vinyls Unit, and sell these utilities to other second generation producers in each of the petrochemical complexes in which we operate and other companies located outside of these complexes. Our utilities facilities include units for thermoelectric power generation, water treatment and the production of steam and compressed air.

Production Facilities of Our Basic Petrochemicals Unit

We believe that the technological processes we use at our basic petrochemicals plants are among the most advanced in the world. Our Basic Petrochemicals Unit currently owns and operates:

•       five major basic petrochemicals units in the Northeastern Complex (two olefins units, two aromatics units and a utilities unit);

•       four major basic petrochemicals units in the Southern Complex (two olefins units, one aromatics unit, and one utilities unit);

•       three basic petrochemicals units in the São Paulo Complex (one olefins unit, one aromatics unit and a utilities unit); and

•       two basic petrochemicals units in the Rio de Janeiro Complex (one olefins unit and a utilities unit).

We define the term “unit” to mean several production lines that are linked together to produce olefins, aromatics or utilities.

The table below sets forth the primary products of our Basic Petrochemicals Unit, annual production capacity at December 31, 2011 and annual production for the years presented (including, as noted below, production of plants that we have acquired prior to our acquisition of these plants).

	Annual Production	Production For the Year Ended December 31,
Primary Products	Capacity	2011	2010(1)	2009(1)
	(in tons, except automotive gasoline)
Olefins:
Ethylene	3,752,000	3,119,158	3,276,626	3,086,103
Propylene	1,585,000	1,411,098	1,520,142	1,429,813
Butadiene	366,000	314,534	321,708	294,603
Aromatics:
Benzene	979,000	818,666	908,779	887,684
Cumene	320,000	295,529	286,284	243,940
Toluene(2)	195,000	133,717	149,202	130,956
Para-xylene	203,000	139,211	161,163	148,383
Ortho-xylene	126,000	73,843	91,402	82,089
Mixed xylenes(2)	166,000	95,555	88,801	95,800
Fuels and Fuel Additives:
Automotive gasoline(3)	1,256,000	867,951	1,088,788	943,092
MTBE(4)	—	—	—	47,655
ETBE(4)	372,000	284,241	310,939	235,812

___________________________

(1)    We only generated revenue from sales of these products from the São Paulo Complex and the Rio de Janeiro Complex as from May 1, 2010, as a result of the Quattor Acquisition.

(2)    Actual production may exceed production capacity based on the quantity of toluene and mixed xylenes consumed in the production of para-xylene.

(3)    Automotive gasoline in cubic meters.

(4)    In July 2009 we completed the conversion of our methyl tertiary butyl ether, or MTBE, plant in the Northeastern Complex to the production of ETBE.

In March 2011, we commenced construction of a new butadiene plant in the Southern Complex. We expect that this plant will have an annual production capacity of 100,000 tons and will commence operations in July 2012.

Raw Materials of Our Basic Petrochemicals Unit

Naphtha

Naphtha is the principal raw material that we use to produce our basic petrochemical products and represents the principal production and operating cost of our Basic Petrochemicals Unit. We also use condensate as a raw material in our basic petrochemical units in the Southern Complex.

The price of naphtha and condensate that we purchase varies primarily based on changes in the U.S. dollar-based international price of crude oil. Naphtha and condensate accounted for 60.3% of the total cost of sales of our Basic Petrochemicals Unit during 2011, and naphtha accounted for 48.6% of our direct and indirect consolidated cost of sales and services rendered during 2011.

The following table shows the average Amsterdam-Rotterdam-Antwerp market price of naphtha for the periods indicated.

	2012	2011	2010	2009

Average(1)	US$1,031.57	US$931.15	US$712.85	US$533.52
Month ended:
January	950.61	854.71	715.41	352.68
February	1,026.88	881.64	680.83	397.74
March	1,072.85	981.43	731.41	398.35
April (through April 5)	1,075.94	1,052.68	736.82	425.55
May		986.41	681.24	477.22
June		933.32	659.26	568.69
July		979.80	629.01	556.28
August		940.13	663.58	641.98
September		940.05	682.77	596.38
October		882.35	755.20	628.98
November		864.61	780.33	677.25
December		876.69	841.30	684.13

____________________________

(1)   The information in the “Average” row represents the mean average monthly naphtha prices during each respective year.

Source:  IHS

Supply Contracts and Pricing of the Basic Petrochemicals Unit

Naphtha

The following table shows the distribution of the naphtha purchases by our Basic Petrochemicals Unit for the periods indicated by geographic location of the suppliers.

	Year Ended December 31,
	2011	2010	2009
Brazil	74.7%	65.5%	64.7%
Algeria	12.6	15.5	16.6
Argentina	6.3	5.3	9.3
Others	6.4	13.7	9.4
Total	100%	100%	100%

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

In May 2006, Quattor Química (currently known as Braskem Qpar) and Petrobras entered into a Petrochemical Naphtha Purchase and Sale Contract for the supply of naphtha to our basic petrochemicals plants located in São Paulo Complex, which superseded a previous naphtha supply agreement between the parties. In October 2010, this contract was amended to extend the term of this contract until February 2014 and to provide that the contract is renewable for one five-year period, unless either party notifies the other party in writing at least one year prior to the expiration of the contract that it does not intend to renew the contract. Under the terms of our amended naphtha supply contract:

•      Petrobras agrees to sell and deliver naphtha to our basic petrochemicals plants in the São Paulo Complex exclusively for use as a raw material;

•      we are required to purchase a minimum annual volume of naphtha;

•      we agree to provide Petrobras with a firm commitment order for naphtha each year;

•      the price that we pay for naphtha under this contract is based on a variety of factors, including the market prices of naphtha and a variety of petrochemical derivatives, the volatility of the prices of these products in the international markets, the real/U.S. dollar exchange rate, and the level of paraffinicity of the naphtha that is delivered;

•      the contract will be amended in the event that unforeseen extraordinary events occur that cause a disruption in the economic-financial equilibrium of the contract; and

•      Petrobras may terminate the contract, without prior notice, in the event of: (1) our failure to cure any breach of the contract following a 30-day grace period; (2) a force majeure event that continues for more than 180 days; (3) we transfer or offers as a guaranty all or part of its rights and obligations under the contract to a third party without Petrobras’ consent; (4) an alteration of Braskem Qpar’s ownership or corporate purposes that conflicts with the object of the contract; (5) a change of entity type, merger, sale, spin-off or any other corporate reconstruction of Braskem Qpar that may conflict with the execution of contract’s object; or (6) the dissolution, bankruptcy or liquidation of Braskem Qpar.

Supply Arrangements with SONATRACH

La Société Nationale pour la Recherche, la Production, le Transport, la Transformation et la Commercialisation des Hydrocarbures, or SONATRACH (an Algerian national petroleum company), is one of our suppliers of imported naphtha and condensate. We have imported naphtha supplied by SONATRACH since 2002. On an annual basis, we negotiate the minimum and maximum volumes of naphtha and condensate that we will purchase from SONATRACH. In the event that we were unable to renew our supply arrangements with SONATRACH, we believe that we could purchase sufficient quantities of naphtha from other suppliers from other sources to meet the supply needs of our basic petrochemicals plants in the Northeastern Complex and the Southern Complex.

Other Supply Contracts

As part of our strategy to diversify our sources of supply of naphtha, we are acquiring naphtha under annual supply arrangements with suppliers in Argentina, Venezuela and other countries in Latin America and North Africa.

Spot Market Purchases of Naphtha

In addition to our supplies of naphtha under the agreements described above, we purchase naphtha on the spot market from time to time from foreign suppliers located in North Africa and South America.

Ethane and Propane

Ethane and propane are the principal raw materials that we use to produce its basic petrochemical products in the Rio de Janeiro Complex and represents the principal production and operating cost of the basic petrochemical unit in the Rio de Janeiro Complex. The price of ethane and propane that we purchase varies primarily based on changes in the U.S. dollar-based international price of these feedstocks.

In December 2000, RioPol and Petrobras entered into an ethane and propane supply agreement. The initial term of this contract expires in 2020 and this agreement is automatically renewable for one two-year period, unless either party notifies the other party in writing, at least one year prior to the expiration of the contract, that it does not intend to renew this agreement. Under the terms of this agreement:

•      Petrobras agrees to sell and deliver ethane and propane to our basic petrochemical plant in the Rio de Janeiro Complex exclusively for use as a raw material;

•      we are required to purchase and Petrobras is required to deliver a minimum annual volume of ethane and/or propane;

•      we agree to provide Petrobras with a firm commitment order for ethane and propane each month, together with an estimate of the volume of ethane and propane that we will purchase over the immediately succeeding four months;

•      the price for ethane and propane is based on the US Marketscan Mont Belvieu price;

•      the contract will be amended in the event that unforeseen extraordinary events occur that cause a disruption in the economic-financial equilibrium of the contract; and

•      Petrobras may terminate the contract, without prior notice, in the event of: (1) our failure to cure any breach of the contract following a 60-day grace period; (2) a force majeure event that continues for more than 365 days; (3) we transfer or offer as a guaranty all or part of our rights and obligations under the contract to a third party without Petrobras’ consent; and (4) the dissolution, bankruptcy or liquidation of RioPol.

Since commencing operations in 2006, RioPol’s production of basic petrochemicals was adversely affected by the irregular supply of raw materials. In order to improve the reliability of the supply of raw materials to RioPol, Petrobras undertook a project to improve its facilities at its processing plant at Cabiúnas in the State of Rio de Janeiro and of its pipelines that transport gas produced in the Campos Basin. These improvements were completed during the second quarter of 2011 and these improvements have substantially eliminated the irregular supply of raw materials to the RioPol plant. As a result, this plant is now capable of regularly operating at its annual production capacity of 500,000 tons of ethylene.

Light Refinery Hydrocarbons

In January 2005, Quattor and Petrobras entered into an agreement for the purchase and sale of a chain of light refinery hydrocarbons, from which we separate ethylene and propylene. This agreement provides that we and Petrobras will negotiate the renewal of this agreement prior to its expiration in 2020 and that, in the event that Petrobras does not intend to renew this agreement, it must notify us at least two years prior to the expiration of this agreement and must perform under the terms and conditions of this agreement until 2028. Under the terms of this agreement:

•      Petrobras agrees to sell and deliver light refinery hydrocarbons to our basic petrochemical plant in the São Paulo Complex exclusively for use as raw materials;

•      we are required to purchase a minimum daily volume of light refinery hydrocarbons;

•      the price for light refinery hydrocarbons is based on a variety of market indices;

•      the contract will be amended in the event that unforeseen extraordinary events occur that cause a disruption in the economic-financial equilibrium of the contract; and

•      Petrobras may terminate the contract, without prior notice, in the event of: (1) our failure to cure any breach of the contract following a 30-day grace period; (2) a force majeure event that prevents the execution of the contract; (3) we transfer or offers as a guarantee all or part of its rights, obligations and credits under the contract to a third party without Petrobras’ consent, unless the third party is a member of our economic group; (4) the dissolution or bankruptcy of Braskem Qpar; and (5) a change of entity type, merger, sale, spin-off or any other corporate reconstruction of Braskem Qpar that conflicts with or impedes the execution of contract’s object.

Utilities

We self-generate approximately 35% of the Northeastern Complex’s energy consumption requirements, and the remainder is furnished by Companhia Hidro Elétrica do São Francisco, or CHESF, a Brazilian government-owned electric power generation company located in the State of Bahia, and by Companhia de Eletricidade do Estado da Bahia—COELBA.

We self-generate approximately 27% of the Southern Complex’s energy consumption requirements, and the remainder is acquired primarily under auction contracts in the free market for energy (Mercado Livre de Energia) from several companies.

We self-generate approximately 16% of the São Paulo Complex’s energy consumption requirements, and the remainder is acquired primarily under auction contracts in the free market for energy (Mercado Livre de Energia) from Tractebel Energia S.A.

We purchase substantially all of the energy consumption requirements of the Rio de Janeiro Complex’s from Petrobras Energia and Ampla under long-term contracts, which expire in 2015 and 2021, respectively.

Sales and Marketing of Our Basic Petrochemicals Unit

We sell our basic petrochemical products principally in Brazil, mainly to second generation petrochemical producers, including our other business units, as well as to customers in the United States, Europe, South America and Asia.

As is common with other first generation petrochemical producers, our Basic Petrochemicals Unit has a high concentration of sales to a limited number of customers. Net sales to our Basic Petrochemicals Unit’s 10 largest customers (excluding intra-company sales) accounted for 52.9% of our Basic Petrochemicals Unit’s total net sales revenue (excluding intra-company sales) during the year ended December 31, 2011.

The following table sets forth our net sales revenue derived from domestic and export sales, excluding inter-company sales, by our Basic Petrochemicals Unit for the years indicated:

	For the Year Ended December 31,
	2011	2010	2009
	(in millions of reais)

Net sales revenue:
Domestic sales	R$7,271.0	R$6,122.0	R$4,140.3
Export sales:
Europe	3,423.2	1,391.9	683.5
North America	2,102.8	1,210.3	847.8
South America (excluding Brazil)	564.4	534.3	292.2
Asia	253.5	220.1	188.5
Other	757.6	621.8	161.6
	7,101.5	3,978.4	2,173.6
	R$14,372.5	R$10,100.4	R$6,313.9

Domestic Sales of Basic Petrochemicals

As part of our commercial strategy, our Basic Petrochemicals Unit focuses on developing longer-term relationships with our customers. We have entered into long-term supply contracts with Innova S.A., or Innova, that expires in August 2015, Oxiteno do Nordeste S.A. that expires in December 2021, Lanxess Participações Ltda., or Lanxess, that expires in December 2015, and Rhodia Poliamida e Especialidades Ltda. that expires in October 2018. The Innova and Oxiteno supply contracts are automatically renewable for additional terms of five or 10 years, respectively, unless one party notifies the other of its intention not to renew. The other purchasers supply contracts may be renewed pursuant to prior negotiation between the parties 12 months before the expiration of the applicable contract. These contracts also provide for minimum and maximum quantities to be purchased and monthly deliveries. We determine the domestic prices that we charge for ethylene by reference to Western European contract prices. We determine the domestic prices that we charge for propylene based on a formula under which 34% of the price is determined by reference to Northwest Europe prices and the remaining 66% is determined by reference to the North American contract prices. We determine the domestic price of butadiene by reference to the U.S. Gulf contract price, and our price for butadiene, unlike our prices for our other basic petrochemical products, include freight costs. We set the domestic prices of our BTX products, including benzene, para-xylene, ortho-xylene and toluene by reference to North American spot market prices. We set the domestic prices of solvents by reference to international market prices and we determine the domestic prices for our other olefins and aromatics products with reference to several market indicators.

Export Sales of Basic Petrochemicals

We export basic petrochemicals mainly to customers in the United States and in Europe. We set export prices for:

•      benzene, toluene and para-xylene with reference to market prices prevailing in the U.S. Gulf market; and

•      propylene, ETBE, ortho-xylene, butene-l and isoprene with reference to market prices prevailing in the European market.

We are focused on maintaining our leading position in the Brazilian market, while continuing to use our exports to hedge our operations and adjust the imbalances between demand and production. Export net sales of our Basic Petrochemicals Unit represented 30.8% of our Basic Petrochemicals Unit’s net sales revenue during 2011.

Additionally, we have applied our expertise in commodities trading to increase our resale operations of naphtha and oil derivatives in the international markets. In order to meet our crackers’ naphtha requirements (in terms of timing, pricing and quality), we maintain an excess supply of naphtha and resell the surplus on the spot market. We expect resale operations to reach an average of R$233.3 million per month in 2012.

Fuels

We sell automotive gasoline and LPG to Petrobras and fuel distribution companies. Our Basic Petrochemicals Unit has been authorized by the ANP to produce and sell automotive gasoline since August 15, 2000. We sold approximately 881,100 cubic meters of type “A” automotive gasoline in 2011.

We set the domestic prices for fuels by reference to Brazilian market prices and we set export prices for automotive gasoline with reference to market prices prevailing in the U.S. Gulf market. Domestic net sales revenue of our Basic Petrochemicals Unit from automotive gasoline was R$920.8 million in 2011, and export net sales revenue of our Basic Petrochemicals Unit from automotive gasoline was R$22.6 million in 2011.

Utilities

We produce electric power, steam, treated water and compressed air for our own use and for sale to other second generation producers in each of the petrochemical complexes in which we operate and other companies located outside of these complexes. We set the prices of utilities based on our production costs. In 2011, our net sales revenue from sales of utilities (including sales to our other business units) was R$552.0 million.

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

During the past several years, as the relative cost of naphtha and gas as feedstocks for petrochemical crackers has diverged, many naphtha crackers, such as our company, have seen their margins come under increasing pressure as crackers using gas as a feedstock have become low-cost producers in the global markets. However, as gas crackers are unable to produce the co-products and byproducts that naphtha crackers generate, such as propylene, butadiene and BTX products, the prices of these products in the international markets have increased. In addition, lower operating rates at U.S oil refineries in 2011 reduced the availability of propylene in the international markets. As a result of the increased prices available for these co-products and byproducts, our net sales revenue from export sales of these products of substantially increased and we believe that this increase in net sales revenue from exports of these products will continue in future periods in which the relative competitiveness of cracker feedstocks is disrupted. Competition in the international markets for these products is primarily based on the price of delivered products and competition has increased since mid-2008 as the balance between supply and demand was disrupted due to the impact of the global economic downturn on consumers of these products. A disruption of the balance between supply and demand for our olefins products occurred again at the end of 2011 as a result of the reduction in global market demand. In the international markets for our basic petrochemical products, we compete with a large number of producers, some of which are substantially larger and have substantially greater financial, manufacturing, technological and marketing resources than our company.

Polyolefins Unit

At December 31, 2011, our polyolefins production facilities had the largest annual production capacity of all second generation producers of polyolefins products in Latin America. Our Polyolefins Unit generated net sales revenue of R$12,710.7 million during 2011, or 30.5% of the net sales revenue of all reportable segments.

Prior to May 1, 2010, our Polyolefins was comprised of the operations conducted by our company at nine polyethylene plants and three polypropylene plants located in the Northeastern Complex, the Southern Complex and one plant in the state of Sao Paulo. As a result of our acquisition of control of Quattor in April 2010, we have consolidated the results of Quattor and its subsidiaries in our consolidated financial statements, and we have included in our Polyolefins segment as from May 1, 2010 the results of the polyolefins operations conducted in the four polyethylene plants and three polypropylene plants acquired as part of the Quattor Acquisition.

Products of Our Polyolefins Unit

Our Polyolefins Unit produces:

•       polyethylene, including LDPE, LLDPE, HDPE, UHMWP, and EVA; and

•       polypropylene.

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

•       the trend towards replacing traditional packaging materials, such as glass and paper, with plastics.

The following table sets forth a breakdown of the sales volume of our Polyolefins Unit by product line and by market for the years indicated.

	Year Ended December 31,
	2011	2010(1)	2009
	(thousands of tons)
Domestic sales:
Polyethylene(2)	1,462.3	1,487.5	990.7
Polypropylene	1,149.8	1,086.9	698.5
EVA	42.6	42.9	22.9
PET	—	—	18.0
Other	20.1	16.4	34.8
Total domestic sales	2,674.8	2,633.7	1,764.9
Total export sales	1,303.4	1,079.9	950.0
Total Polyolefins Unit sales	3,978.2	3,713.6	2,714.9

____________________________

(1)   Includes sales of the polyethylene and polypropylene plants acquired as part of the Quattor Acquisition as from May 1, 2010.

(2)   Excludes EVA.

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

Our customers purchase different polyethylene resins depending on the manufacturing process that they employ and the desired physical characteristics of the end products that they manufacture. LDPE is the most flexible of polyethylene products and is used in a variety of plastic or film applications, food packaging, extrusion coating, diapers and hygienic articles, as well as in applications that require impact resistance and stiffness, as water storage tanks, technical parts and industrial containers. LLDPE is used in applications that require greater sealing capacity and better mechanical resistance, including plastic films and flexible food packaging. HDPE is used for applications that require higher mechanical resistance, such as high strength films, food packaging, merchandise bags, telecommunications and sewage pipes, pails, lids, trash containers, bottles, flasks, safety helmets, sporting goods, pallets and toys.

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

Production Facilities of Our Polyolefins Unit

At December 31, 2011, our Polyolefins Unit owned 19 production facilities. Our Polyolefins Unit operates seven plants located in the Southern Complex, five plants located in the Northeastern Complex, five plants located in the São Paulo Complex and two plants located in the Rio de Janeiro Complex.

The table below sets forth for each of our primary polyolefins products, our annual production capacity at December 31, 2011 and annual production for the years presented. We only generated revenue from sales of polyethylene and polypropylene plants as from May 1, 2010, as a result of the Quattor Acquisition.

	Annual Production	Production For the Year Ended December 31,
Primary Products	Capacity	2011	2010	2009
	(in tons)	(in tons)
Polyethylene:
LDPE/EVA(1)	801,000	687,964	731,461	715,158
HDPE/LLDPE/UHMWP(2)	2,230,000	1,703,171	1,805,315	1,654,811
Polypropylene(3)	1,965,000	1,565,493	1,587,906	1,485,531

____________________________

(1)   Represents capacity and production at five plants with swing line capable of producing two types of resins.

(2)   Represents capacity and production at eight plants with swing line capable of production two types of resins. Capacity varies depending on actual production demands.

(3)   Represents capacity and production at six plants.

Raw Materials of Our Polyolefins Unit

Ethylene and Propylene

The most significant direct costs associated with our production of polyethylene and polypropylene are the costs of purchasing ethylene and propylene, which together accounted for 86.5% of our Polyolefins Unit’s total variable cost of production during 2011. Our Polyolefins Unit purchases ethylene and propylene from our Basic Petrochemicals Unit at prices determined by reference to international market prices for ethylene. During 2011, our Polyolefins Unit purchased all of its ethylene requirements and 56.6% of its propylene requirements from our Basic Petrochemicals Unit.

Propylene Contracts with Petrobras and its Subsidiaries

In March 2007, we entered into two five-year propylene supply contracts with Refinaria Alberto Pasqualini S.A., or REFAP, a refinery that is owned and operated by Petrobras. Under these contracts, we will purchase an initial annual supply of between 92,500 and 100,000 tons of propylene, representing between 92.5% to 100% of REFAP’s current annual propylene production capacity of 100,000 tons. These contracts expire in February 2013.

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

Between May 2001 and February 2006, Quattor Petroquímica and Petrobras entered into five propylene supply contracts. These contracts have initial terms expiring at various dates between May 2016 through February 2026 and two of these contracts are automatically renewable for additional five-year terms, unless either party notifies the other party in writing, at least six months prior to the expiration of the contract, that it does not intend to renew the contract. Under the terms of these contracts:

•       Petrobras has agreed to sell and deliver propylene to our polypropylene plants in the States of São Paulo and Rio de Janeiro exclusively for use as a raw material;

•       Petrobras has agreed to supply an aggregate of 440,000 tons of propylene to us annually;

•       we agree to provide Petrobras with a firm commitment order for propylene each month, together with an estimate of the volume of propylene that we will purchase over the immediately succeeding three or four months;

•       the price that we pay for propylene under these contracts is based primarily on ICIS-LOR’s prices for propylene in the U.S. Gulf Coast; and

•       the contract will be amended in the event that unforeseen extraordinary events occur that cause a disruption in the economic-financial equilibrium of the contract.

Petrobras may terminate the contract, without prior notice, in the event of: (1) our failure to cure any breach of the contract following a 30-day grace period; (2) a force majeure event occurs, although some of these contracts require that the force majeure event continues for more than 180 days; (3) we transfer or offer as a guaranty all or part of its rights and obligations under the contract to a third party without Petrobras’ consent; (4) an alteration of Braskem Petroquímica’s management or corporate purposes that conflicts with the object of the contract; (5) the dissolution, bankruptcy or liquidation of Braskem Petroquímica; and (6) a change of entity type, merger, sale, spin-off or any other corporate reconstruction of Braskem Petroquímica that conflicts with or impedes the execution of contract’s object.

Other Materials and Utilities

In addition to overhead costs such as labor and maintenance, our other costs associated with the production of polyethylene and polypropylene include our purchase of chemical catalysts, solvents and utilities, such as electric power, water, steam, compressed air and nitrogen.

Our Polyolefins Unit uses butene and hexane as raw materials in the production of HDPE and LLDPE. Butene is supplied by our Basic Petrochemicals Unit, and we import hexane from suppliers located in South Africa.

Our Unipol® plants in the Northeastern Complex and Rio de Janeiro Complex use catalysts supplied to us by Univation Technologies. Our HDPE plant in the São Paulo Complex uses catalysts supplied to us by W.R. Grace & Co. Our HDPE slurry plant in the Northeastern Complex produces its own catalysts, and we purchase the inputs that we need to produce our own catalysts from various suppliers at market prices. We purchase most of the catalysts that we use in our Polyolefins Unit’s polypropylene plants from Basell Polyolefins Company N.V., or Basell, and we also import some catalysts from suppliers in the United States and Europe. We purchase the catalysts that our Polyolefins Unit uses in its swing line LLDPE/HDPE plants from Basell. We produce our own catalysts for our HDPE plants in the Southern Complex using Hoechst technology, and we purchase the inputs that we need to produce these catalysts from various suppliers at market prices.

Our Basic Petrochemicals Unit supplies most of the steam and water requirements of our Polyolefins Unit’s facilities. We purchase steam and water for our polyethylene plant in the Rio de Janeiro Complex from Lanxess. We purchase water for our polyethylene plants located in Santo André from Petrobras’ Refinaria de Capuava (RECAP) or Serviço Municipal de Saneamento Ambiental de Santo André (SEMASA).

We purchase electric power for each of our polyolefins plants, other than our plants in the Northeastern Complex, from third parties pursuant to long-term power purchase agreements. In the Northeastern Complex, our polyolefins plants purchase their electric power requirements from our Basic Petrochemicals Unit. Our polyolefins plants in the Northeastern Complex are able to purchase electric power from alternative sources if our Basic Petrochemicals Unit is unable to meet our total demand for electric power.

In general, we believe that there are sufficient alternative sources available at reasonable prices for each of these other inputs used in our polyolefins production process such that the loss of any single supplier would not have a material adverse effect on our operations.

Sales and Marketing of Our Polyolefins Unit

Our Polyolefins Unit sells polyethylene and polypropylene products to approximately 1,330 customers. We have a diversified product mix that allows us to serve a broad range of end users in several industries. The customers of our Polyolefins Unit generally are third generation petrochemical producers that manufacture a wide variety of plastic-based consumer and industrial goods.

Net sales revenue to the 10 largest customers of our Polyolefins Unit accounted for 20.4% of our Polyolefins Unit’s total net sales revenue during 2011. No customer of our Polyolefins Unit accounted for more than 3.0% of our total net sales revenue in 2011, 2010 or 2009.

The following table sets forth our net sales revenue derived from domestic and export sales by our Polyolefins Unit for the years indicated:

	For the Year Ended December 31,
	2011	2010	2009
	(in millions of reais)

Net sales revenue:
Domestic sales	R$9,174.1	R$8, 616.4	R$5,287.0
Export sales:
South America (excluding Brazil)	1,704.7	1,569.8	1,027.4
Europe	871.6	660.6	457.4
North America	702.5	356.8	340.4
Asia	200.2	151.6	239.8
Other	58.2	32.4	60.4
	3,537.2	2,771.2	2,125.4
	R$12,711.3	R$11,387.6	R$7,412.4

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

Export Sales

Our volume of polyolefins export sales has generally varied based upon the level of domestic demand for our products. Our Polyolefins Unit has a sales office in Argentina which we use to consolidate our marketing efforts in Argentina. Our Polyolefins Unit has a sales office in the Netherlands which we use to support our European customers, improve our knowledge of the European market, optimize our logistics process in this market and develop regional partners. In addition to our offices in Argentina and the Netherlands, our Polyolefins Unit maintains an office in the United States that is focused on further developing the market for engineering plastics under the UTEC™ brand. We also maintain a sales office in Chile.

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

In the last few years, some Brazilian states have encouraged imports of polyethylene and polypropylene, as well as final products made from these polymers, by providing tax benefits to imported goods. However, the domestic industry is pressuring the Brazilian federal government to reestablish competitiveness of local industry by eliminating those benefits for imported products in the near future. For more information, see “Item 3. Key Information—Risk Factors—Risks Relating to Our Company and the Petrochemical Industry—Future adjustments in tariffs on imports that compete with our products could cause us to lower our prices.”

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

Competition

We are the only producer of polyethylene and polypropylene in Brazil. We compete with polyolefins producers located in South America and with other importers of these products. In 2011, the reduced global demand for polyolefins, together with the appreciation of the real  against the U.S. dollar and the incentives granted to imports by certain ports, resulted in a 16.0% increase in Brazilian polyethylene and polypropylene imports, which represented 29.0% of Brazilian polyolefin consumption in 2011.

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

International Business Unit

Our International Business Unit includes:

•         the operations of Braskem America, which we acquired in April 2010 and consist of three polypropylene plants in the United States that we acquired in April 2010 and two additional polypropylene plants in the United States that we acquired as part of the Dow Polypropylene Acquisition in September 2011;

•         the operations of the two polypropylene plants in Germany that we acquired as part of the Dow Polypropylene Acquisition in September 2011; and

•         the operation of our “green” polyethylene plant, which commenced production in September 2010.

At December 31, 2011, our International Business Unit’s facilities had the largest annual polypropylene production capacity in the United States. Our International Business Unit generated net sales revenue of R$3,427.5 million during 2011, or 8.2% of the net sales revenue of all reportable segments.

On April 1, 2010, we acquired all of the outstanding capital stock of Sunoco Chemicals. The principal assets of Sunoco Chemicals consisted of polypropylene plants located in La Porte, Texas, Marcus Hook, Pennsylvania and Neal, West Virginia, as well as a petrochemicals research facility in Pittsburgh, Pennsylvania. As a result of the Sunoco Chemicals Acquisition, we have fully consolidated the results of Braskem America in our consolidated financial statements as from April 1, 2010 and have included the results of Braskem America in our International Business segment as from that date.

On September 30, 2011, we acquired Dow’s polypropylene business in the Dow Polypropylene Acquisition. The principal assets of this business consisted of four polypropylene plants located in Freeport and Seadrift, Texas, United States and Wesseling and Schkopau, Germany. As a result of the Dow Polypropylene Acquisition, we have fully consolidated the results of these assets in our consolidated financial statements as from October 1, 2011 and have included the results of these assets in our International Business segment as from that date.

Products of Our International Business Unit

Our International Business Unit produces polypropylene and “green” polyethylene. The sales volume of polypropylene by this unit was 1,016,800 tons and 639,800 tons in 2011 and 2010, respectively. For a description of the uses of our polypropylene products, see “—Polyolefins Unit.” Our “green” ethylene plant, which produces ethylene that we use to produce "green" polyethylene, has an annual production capacity of 200,000 tons of ethylene.

Production Facilities of the International Business Unit

The table below sets forth the annual production capacity at December 31, 2011 of the International Business Unit’s polypropylene plants in the United States and Germany and the annual production for the years presented (including, as noted below, production of the plants that we have acquired prior to our acquisition of these plants).

In addition to the polypropylene described below, our International Business Unit produces “green” polyethylene at our Southern Complex in Brazil.

	Annual Production	Production For the Year Ended December 31,
Plant	Capacity	2011	2010	2009
	(in tons)

United States(1)	1,450,000	1,246,790	1,321,953	1,243,557
Germany(2)	545,000	523,097	517,238	490,928

(1)   In the United States, we acquired production capacity of 920,000 tons of polypropylene per year which has been included in our results of operations as from April 1, 2010, as a result of the Sunoco Acquisition, and we acquired production capacity of 505,000 tons of polypropylene per year which has been included in our results of operations as from October 1, 2011, as a result of the Dow Acquisition.

(2)   In Germany, we acquired production capacity of 545,000 tons of polypropylene per year which has been included in our results of operations as from October 1, 2011, as a result of the Dow Acquisition.

Since October 2010, we have temporarily closed one of the production lines of our La Porte, Texas plant with an annual production capacity of 100,000 tons. We are evaluating whether to reconfigure this plant for another use or to decommission it permanently. We have undertaken an efficiency enhancement project for the other production line of this plant which has increased its annual production capacity by 40,000 tons.

Raw Materials of Our International Business Unit

Propylene

The most significant direct cost associated with the production of polypropylene by our International Business Unit is the cost of purchasing propylene.

We acquire propylene for our La Porte, Texas plant from a limited partnership that we formed with a leading basic petrochemicals producer, involving an ethylene facility of that producer in La Porte, Texas. Under the terms of the partnership agreement, the partnership has agreed to provide us through 2018 with sufficient propylene to produce up to 69% of the La Porte, Texas plant’s annual capacity, priced on a cost-based formula that includes a fixed discount that declines until 2018.

Under a separate agreement, a leading propylene producer in the U.S. gulf coast market has agreed to provide us with sufficient propylene to produce up to 27% of the La Porte, Texas plant’s annual capacity at market prices. This contract expires in December 2013.

We acquire propylene for our Marcus Hook, Pennsylvania plant under a supply agreement and a tolling agreement entered into with Sunoco Inc. (R&M), or Sunoco, in connection with the Sunoco Chemicals Acquisition. Under this supply agreement, Sunoco has agreed to provide us with sufficient propylene to produce between 49% and 60% of the Marcus Hook, Pennsylvania plant’s annual capacity. This contract has a term of ten years, expiring in 2020, and is automatically renewable for consecutive one-year terms, unless cancelled by one of the parties. The pricing formula for propylene under this supply agreement is based on market prices.

On December 1, 2011, Sunoco announced the idling of its oil refinery in Marcus Hook, Pennsylvania, which supplies propylene under this supply agreement. As a result, while we are no longer receiving deliveries of propylene from the Marcus Hook refinery under this supply agreement, we are currently receiving deliveries of propylene from Sunoco’s Philadelphia refinery. On December 9, 2011, Sunoco notified us that it intended to terminate this supply agreement in June 2012.  However, until such time, Sunoco has informed us that it intends to continue to provide propylene for the Marcus Hook polypropylene plant from its Philadelphia refinery and/or from other sources.  In addition, we are currently sourcing additional propylene feedstock from other sources and are in discussions to obtain feedstock supplies under long-term arrangements from other refineries in the Northeast. At this time, we believe that, provided Sunoco continues to supply us until June 2012 or we are successful in sourcing additional feedstock supply, the operations and capacity utilization of our Marcus Hook, Pennsylvania plant will not be materially adversely affected. Additionally, our supply agreement with Sunoco contains a provision requiring them to pay us a fee for early termination of this contract. We believe that our ability to deliver propylene products to contract customers of our U.S. polypropylene operations will not be significantly affected to the extent we can divert production from our other U.S. plants. As a result, we do not expect that the closure of Sunoco’s Marcus Hook refinery will have a significant adverse effect on our consolidated results of operations.

Under the tolling agreement, Sunoco has agreed, subject to certain capacity limitations, to convert refinery grade propylene into polymer grade propylene for us. Sunoco charges us fees for handling and conversion of propylene, which are cost-based and may be adjusted in the event of increases in the price of natural gas. This contract has a term of ten years, expiring in 2020, and is automatically renewable for consecutive one-year terms, unless cancelled by one of the parties.

In addition, we acquire propylene for our Marcus Hook, Pennsylvania plant from a leading propylene producer in the northeastern U.S. market under a supply agreement that provides for the purchase of sufficient propylene to produce up to 19% of the Marcus Hook, Pennsylvania plant’s annual capacity. This contract expires in March 2013, and is automatically renewable for consecutive one-year terms, unless cancelled by one of the parties. The pricing formula for propylene under this supply agreement is based on market prices.

We acquire propylene for our Neal, West Virginia plant from the Kentucky refinery of a leading propylene producer in the mid-western U.S. market under a supply agreement that provides for the purchase of sufficient propylene to produce at least 37% of the Neal, West Virginia plant’s annual capacity. This contract expires in February 2014, and is automatically renewable for consecutive two-year terms, unless cancelled by one of the parties. The pricing formula for propylene under this supply agreement is based on market prices.

We acquire propylene for our Freeport, Texas and Seadrift, Texas plants under a supply agreement that provides for the supply of all of the propylene requirements of these plants. This supply agreement expires in March 2013. The pricing formula for propylene under this supply agreement is based on market prices. We believe that we will be able to replace this supply of propylene upon the expiration of this agreement from other sources upon terms at least as favorable to our company as the terms of this agreement.

We acquire propylene for our Schkopau plant under a supply agreement that provides for the supply of all of the propylene requirements of this plant. This supply agreement expires in March 2021, and is automatically renewable for consecutive one-year terms, unless cancelled by one of the parties. The pricing formula for propylene under this supply agreement is based on market prices.

We acquire propylene for our Wesseling plant under a supply agreement that provides for the supply of all of the propylene requirements of this plant. This agreement will expire in December 2016 and is renewable until December 2021. The pricing formula for propylene under this supply agreement is based on market prices.

Catalysts and Other Materials

We purchase our catalysts for the polypropylene plants of our International Business Unit from reliable suppliers with technological expertise related to its specific manufacturing technologies. In general, we believe that there are sufficient alternative sources available at reasonable prices for the catalysts used in the polypropylene production process of these plants such that the loss of any single supplier would not have a material adverse effect on our operations at these plants.

Utilities

Utilities and site services for our plants in Marcus Hook (Pennsylvania), Freeport, Seadrift and La Porte (Texas), Neal (West Virginia) and Wesseling and Schkopau (Germany) are either self-generated or provided under various supply and service agreements. Steam, water, fire water, waste water treatment, natural gas, electricity and other services are provided under various agreements that are automatically renewable, unless cancelled by one of the parties.

Sales and Marketing of Our International Business Unit

Our International Business Unit sells polypropylene products to approximately 475 customers. We have a diversified product mix that allows us to serve a broad range of end users in several industries. The customers of our International Business Unit generally are third generation petrochemical producers that manufacture a wide variety of plastic-based consumer and industrial goods.

Net sales revenue to the 10 largest customers of our International Business Unit accounted for 41% of our International Business Unit’s total net sales revenue during 2011 and 47% during 2010.

The following table sets forth our net sales revenue derived from domestic and export sales by our International Business Unit for the years indicated:

	For the Year Ended December 31,
	2011	2010
	(in millions of reais)

Net sales revenue:
South America	22.1	—
Europe	419.3	—
North America	2,969.3	1,697.8
Asia	16.8	—
Other	—	—
	R$3,427.5	R$1,697.8

Approximately 50% of the sales of polypropylene by the International Business Unit are made under long-term supply agreements with our customers. These supply contracts generally have an initial two-year term and are automatically renewable for one-year periods unless one party notifies the other of its intention not to renew. These contracts also provide for minimum and maximum quantities to be purchased and monthly deliveries.

We market the remainder of the polypropylene production of the International Business Unit through (1) our direct sales force that seeks to establish supply relationships with customers, (2) a select number of distributors authorized to represent the Braskem brand in the U.S. and European markets, (3) resellers that trade these products under private labels in the North American and European markets, and (4) traders that resell these products in the export markets.

Renewables Operations

In September 2010, we commenced production of ethylene at a new plant located in the Southern Complex that produces “green” ethylene using sugar cane ethanol received through the Santa Clara Terminal as its primary raw material. This plant has an annual production capacity of 200,000 tons of ethylene.

In connection with the construction of this ethylene plant, we undertook a series of efficiency enhancement projects at our polyethylene plants in the Southern Complex as a result of which we increased the annual production capacity of our HDPE/LLDPE plants by 25,000 tons as of the commencement of production of our new ethylene plant in September 2010. We use the ethylene produced by our new ethylene plant for use in the production of “green” polyethylene for which we are able to charge a premium due to its favorable carbon footprint. As a result of our commencement of production of “green” polyethylene, we are the world’s first producer of polyethylene manufactured completely from renewable resources and the current leader of the biopolymers market, in terms of capacity.

We are currently evaluating the construction of a new propylene plant that will use sugarcane ethanol as its primary raw material. We will use the propylene produced by this plant in the production of “green” polypropylene. We expect that this plant will have a minimum annual production capacity of 30,000 tons and, if approved by our board of directors, this plant is expected to commence operations in the second half of 2013.

Ethanol Supply Contracts

In March 2010, we entered into an ethanol supply contract with a major producer of ethanol to supply our new facility that produces ethylene using sugar cane ethanol. The agreement took effect in August 2010. Under this contract, we are required to purchase an annual supply of ethanol sufficient to meet approximately 26% of the capacity of this ethylene plant. The price that we pay under this contract is determined by reference to the monthly price of combustible hydrated alcohol as published by the Center for Advanced Studies in Applied Economics of the Superior School of Agriculture (Centro de Estudos Avançados em Economia Aplicada da Escola Superior de Agricultura – CEPEA/ESALQ). The initial term of this agreement expires in July 2015 and this agreement is renewable for a term to be agreed upon by both parties.

We also purchase ethanol under a variety of additional ethanol supply contracts of varying duration with other ethanol producers. The price that we pay for ethanol under most of these contracts is determined by reference to market indexes. In addition, we purchase ethanol on the spot market from time to time to supplement the supplies that we obtain under these contracts.

Competition

The International Business Unit is largely a commodities business and competes with local, regional, national and international companies, some of which have greater financial, research and development, production and other resources than our company. Although competitive factors may vary among product lines, our competitive position is primarily based on raw material and production costs, selling prices, product quality, product technology, manufacturing technology, access to new markets, proximity to the market and customer service and support.

Vinyls Unit

We are the leading producer of PVC in Brazil, based on sales volumes in 2011. At December 31, 2011, our PVC production facilities had the third largest annual production capacity in Latin America. Our Vinyls Unit generated net sales revenue of R$1,730.9 million in 2011, or 4.1% of our net sales revenue of all reportable segments.

Our Vinyls Unit is the only vertically integrated producer of PVC in Brazil. Our PVC production is integrated through our production of chlorine, ethylene and other raw materials. Our Vinyls Unit also manufactures caustic soda, which is used by producers of aluminum and paper, EDC and chlorine.

In 2011, we had an approximate 43% share of the Brazilian PVC market, based on sales volumes of our Vinyls Unit.

Products of Our Vinyls Unit

The following table sets forth a breakdown of the sales volume of our Vinyls Unit by product line and by market for the years indicated.

	Year Ended December 31,
	2011	2010	2009
	(thousands of tons)
Domestic sales:
PVC(1)	484.0	504.8	457.4
Caustic soda	422.1	470.3	402.2
Other(2)	111.7	112.0	100.3
Total domestic sales	1,017.8	1,087.1	959.9
Total export sales	24.0	95.3	139.0
Total Vinyls Unit sales	1,041.8	1,182.4	1,099.0

____________________________

(1)   Includes sales of products of our PVC plant in the State of São Paulo, which was permanently closed in January 2010.

(2)   Includes chlorine, hydrogen, caustic soda flake and sodium hypochlorite.

PVC and EDC

We produce suspension PVC in various grades. The grades of PVC produced by the suspension production process are the most widely used, including for use in the manufacture of pipes and fittings, laminated products, shoes, sheeting, flooring, cable insulation, electrical conduit, packaging and medical applications. The grades of paste PVC are more specialized products and are used in the manufacture of toys, synthetic leather, flooring materials, bottle caps and seals, automobile corrosion prevention treatments and wallpaper coatings.

In October 2009, we decided to close our emulsion PVC plant in the State of São Paulo as from January 31, 2010. This plant produced specialty resins using vinyl monochloride, or VCM, that was shipped from our vinyls plant in Camaçari. Difficulties in transporting and delivering this raw material to our São Paulo PVC plant made the continued operation of this plant economically unfeasible. This plant is currently being used as a product distribution center with capacity to store and distribute other PVC specialty resins and other resins. In order to serve our customers with the resins that had been produced by this plant, we entered into an agreement to purchase these resins from Mexichem Colombia S.A.

Our Vinyls Unit also produces EDC, the principal feedstock used in the production of PVC. We used 93.9% of our EDC production in 2011 for further processing into PVC and sold the remainder mainly in the Asian markets.

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

We used 6.1% of our caustic soda production in 2011 and sold the remainder to third parties.

Production Facilities of Our Vinyls Unit

We own four vinyls production facilities. Two of our facilities are located in the Northeastern Complex, and two others are located in the State of Alagoas.

The table below sets forth for each of our primary vinyls products, our annual production capacity at December 31, 2011 and annual production for the years presented.

	Annual Production	Production For the Year Ended December 31,
Primary Products	Capacity	2011	2010	2009
	(in tons)
PVC(1)	510,000	438,895	475,559	477,534
Caustic Soda(2)	539,000	366,923	460,773	435,908
EDC(3)	520,000	387,315	493,177	468,123

____________________________

(1)   Represents capacity at two plants and production at three plants, including production during 2010 and 2009 at our PVC plant in the State of São Paulo, which was permanently closed in January 2010.

(2)   Represents capacity and production at two plants.

(3)   Represents capacity and production at one plant.

We are constructing a new PVC plant in Alagoas that we expect will increase our annual PVC production capacity by 200,000 tons. This project will consist of an VCM plant and a PVC plant and will use EDC produced by our company, reducing our exports of EDC. We expect that these plants will commence operations in May 2012.

In May 2011, our Alagoas chlor-alkali plant experienced a chlorine leak, which was caused by the failure of certain equipment, and a different piece of equipment in the same plant ruptured. The cause of both events was an abnormal and unpredictable increase in the concentration of trichloramine generated in this plant’s production process. As a result of these incidents, our chlor-alkali plant was temporarily shut down on May 21, 2011 and resumed operations on June 9, 2011.

Raw Materials of Our Vinyls Unit

Ethylene

The most significant direct cost associated with the production of PVC and EDC is the cost of ethylene, which accounted for 53.1% of our Vinyls Unit’s total cost of sales in 2011. Our Basic Petrochemical Unit supplies all of the ethylene required by our Vinyls Unit.

Electric Power

Electric power is a significant cost component in our production of chlorine and caustic soda. Electric power accounted for 35.3% of our Vinyls Unit’s total cost of sales in 2011. Our Vinyls Unit obtains its electric power requirements from various generators under long-term power purchase agreements. Our caustic soda plants at Camaçari and Alagoas and our PVC plant at Camaçari purchase their electric power requirements from CHESF under a long-term contract that expires in 2015. Companhia Energética de Alagoas S.A., or CEAL, distributes electric power to our PVC plant in Alagoas. The power purchase agreement with CEAL is renewable contracts with automatic rolling one-year extensions. These agreements provide us with the option to purchase our total electric power requirements based on an annual estimate. The price terms of this contract are based upon tariffs regulated by the Brazilian National Electrical Energy Agency (Agência Nacional de Energia Elétrica).

Salt

We used approximately 668,000 tons of salt during 2011. Salt accounted for 0.5% of our Vinyls Unit’s total cost of sales in 2011. We have exclusive salt exploration rights at a salt mine located near our Alagoas plant. We estimate that the salt reserves of this mine are sufficient to allow us to produce chlorine at expected rates of production for approximately 35 to 45 years. We enjoy significant cost advantages when compared to certain of our competitors due to the low extraction costs of rock salt (particularly compared to sea salt), and low transportation costs due to the proximity of the salt mine to our production facility.

Other Utilities

All of our Vinyls Unit’s facilities in the Northeastern Complex are supplied with other required basic utilities, including steam, purified and demineralized water, compressed air and nitrogen, by our Basic Petrochemicals Unit. Our plants in Alagoas supply their own utilities requirements.

Sales and Marketing of Our Vinyls Unit

Net sales to our 10 largest Vinyls Unit customers accounted for 45.2% of our Vinyls Unit’s total net sales revenue during 2011. One customer accounted for 14.8% of our Vinyl Unit’s total sales revenue in 2011, 16.0% in 2010 and 13.0% in 2009. One customer accounted for 60.9% of our total external EDC sales in 2011, 58.9% in 2010 and 62.5% in 2009, and our largest caustic soda customer accounted for 9.3% of total caustic soda sales in 2011, 10.8% in 2010 and 9.4% in 2009.

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

The following table sets forth our net sales revenue derived from domestic and export sales by our Vinyls Unit for the years indicated:

	For the Year Ended December 31,
	2011	2010	2009
	(in millions of reais)

Net sales revenue:
Domestic sales	R$1,716.4	R$1,726.4	R$1,511.1
Export sales:
North America	—	8.5	54.6
Europe	—	—	29.3
Asia	12.7	61.0	9.3
South America (excluding Brazil)	1.4	2.8	9.0
Other	—	0.6	—
	14.1	72.9	102.2
	R$1,730.5	R$1,799.3	R$1,613.3

Domestic Sales

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

Export Sales

Our export sales of PVC and EDC vary from year to year, influenced principally by domestic market demand and product availability. We use a variety of methods to distribute our exports, depending generally on the total size of the export market, including direct sales, independent distributors, negotiations conducted through trading companies and sales on the spot market. Although we have historically exported EDC, we do not expect to continue exports in the future due to the expected opening of our new PVC plant in Alagoas in 2012, as a result of which we expect to use all of the EDC we produce internally.

Prices and Sales Terms

We determine the domestic prices for our PVC resins with reference principally to the prices paid by third generation producers in Brazil for imports of PVC, which generally reflect the Northeast Asian spot market price, plus additional service charges. Our export price for PVC is generally at a premium to the Northeast Asian spot market price and includes transportation costs. Delivery time, quality and technical service also affect the levels of sales of PVC resins. We establish our domestic price for caustic soda based on North American spot market prices and prices charged by our three domestic competitors, taking into account any import duties and freight costs. Approximately 72.2% of our caustic soda sales in 2011 were effected pursuant to agreements that are generally for one- to three-year terms and may include minimum and maximum prices. As with PVC, our export prices for EDC are generally determined according to international market prices but also take import duties and freight costs into account.

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

In the last few years, some Brazilian states have encouraged imports of polyethylene and polypropylene, as well as final products made from these polymers, by providing tax benefits to imported goods. However, the domestic industry is pressuring the Brazilian federal government to reestablish competitiveness of local industry by eliminating those benefits for imported products in the near future. For more information, see “Item 3. Key Information—Risk Factors—Risks Relating to Our Company and the Petrochemical Industry—Future adjustments in tariffs on imports that compete with our products could cause us to lower our prices.”

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

We also compete with importers of PVC. Solvay, which has a plant in Argentina in addition to its plants in Brazil, is also our principal competitor in the PVC market both in Brazil and elsewhere in South America. Imports accounted for approximately 29.0% of Brazilian PVC consumption in 2011. Domestically produced PVC is currently competitively priced with imported PVC after taking into account transportation costs and import duties.

In addition, we compete with other producers of thermoplastics that manufacture the same PVC products or substitutes for products in our PVC product line. Thermoplastics principally consist of polyethylene and polypropylene and are used in certain applications as substitutes for PVC. Wood, glass and metals also are used in some cases as substitutes for PVC.

Caustic Soda

The four largest Brazilian producers of caustic soda accounted for 49.6% of Brazilian production in 2011. Our company and Dow operate in this market throughout Brazil, while the other domestic producers of caustic soda generally operate on a local or regional basis. Imports accounted for 48.3% of Brazil’s total caustic soda consumption in 2011. We do not believe that imports of caustic soda will increase substantially because of the adequacy of domestic supply. In the caustic soda market, we compete mainly on the basis of price and timeliness of delivery.

Our principal competitors in the caustic soda market elsewhere in South America are Dow, Solvay, Carbocloro and producers located on the U.S. Gulf Coast.

Chemical Distribution Unit

Our Chemical Distribution Unit is the largest Brazilian distributor of chemical and petrochemical products with a market share of approximately 10%, according to preliminary data. Our Chemical Distribution Unit generated net sales revenue of R$774.9 million during 2011, or 1.9% of the net sales revenue of all reportable segments. In September 2009, we formed Varient Distribuidora de Resinas Ltda., or Varient, and contributed the thermoplastic resin distribution business of QuantiQ to Varient. In June 2010, we sold all of our interests in Varient.

As part of the Quattor Acquisition, we purchased from Unipar all of the outstanding share capital of Unipar Comercial, a chemical and petrochemical distribution company, for an aggregate amount of R$27.1 million in May 2010. We consolidated the results of Unipar Comercial into our financial statements from May 1, 2010 until its merger with QuantiQ on January 3, 2011.

Our Chemical Distribution Unit distributes products manufactured by our Basic Petrochemicals Unit, as well as products from more than 90 domestic and international companies. Our Chemical Distribution Unit distributes products in a broad range of market segments, including agrochemicals, rubber and general purpose chemicals; food and feed; flavor and fragrance; cosmetics and pharmaceuticals; household and other industrial segments; engineering plastics; and paints, resins, adhesives and civil construction.

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

•      hydrocarbonic solvents and isoparafins, which we began distributing as a result of the acquisition of Unipar Comercial; and

•      general purpose chemicals, including process oils, chemical intermediates, blends, specialty chemicals, pharmaceuticals and santoprene.

The following table sets forth a breakdown of the sales volume of our Chemical Distribution Unit by product for the periods presented.

	Year Ended December 31,
	2011	2010	2009
	(thousands of tons)
Solvents:
Aliphatic solvents(1)	58.4	37.0	32.4
Aromatic solvents(1)	54.8	26.7	23.3
Synthetic solvents	18.0	19.2	54.2
Methanol	62.7	61.5	—
Ecological solvents	0.4	0.6	0.4
Hydrocarbonic solvents(1)	—	40.6	—
Polymers(3)	—	40.4	47.6
General purpose chemicals:
Process oils	25.2	20.1	25.2
Chemical intermediates	21.4	10.4	8.3
Blends	41.6	46.7	25.9
Specialty chemicals	5.5	7.8	4.8
Santoprene	1.7	2.2	1.9
Pharmaceuticals	1.6	1.7	1.3
Isoparafins(1)	—	8.8	—
Caustic soda	17.4	1.7	—
Services	0.4	0.1	0.1
Total net sales	309.1	325.5	225.4

(1)   The Chemicals Distribution Unit began distributing hydrocarbonic solvents and isoparafins in 2010 as a result of the acquisition of Unipar Comercial. In that year, we classified 33% of hydrocarbonic solvents as aliphatic solvents and 67% as aromatic solvents, and classified 100% of isoparafins as aliphatic solvents. In 2011, we changed the classification systems, with the result that 100% hydrocarbonic solvents are classified as aliphatic solvents and 100% of isoparafins are classified as aromatic solvents.

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

•      Lubrizol for the distribution of additives for lubricants;

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

	Year Ended December 31,
	2011		2010		2009
	(millions of reais)	(%)	(millions of reais)	(%)	(millions of reais)	(%)

Plastics	R$15.5	2.0%	R$68.1	8.8%	R$154.8	27.3%
Paints and Coats	201.5	26.0	147.9	19.0	79.9	14.1
Rubber	100.0	12.9	90.7	11.7	59.3	10.5
Pharmaceutical	27.1	3.5	30.2	3.8	24.9	4.4
Agribusiness	64.3	8.3	82.2	10.6	53.2	9.4
Adhesives	41.8	5.4	39.7	5.1	23.5	4.1
Chemicals	121.7	15.7	86.2	11.1	28.8	5.1
Household products	20.9	2.7	17.9	2.3	8.4	1.5
Lubricants	27.1	3.5	19.2	2.5	14.0	2.5
Automobile	10.9	1.4	20.2	2.6	12.8	2.3
Petrochemical	1.6	0.2	30.9	4.0	11.6	2.0
Cosmetics/ Personal Care	20.2	2.6	28.2	3.6	18.0	3.2
Chemical and petrochemical resale	20.9	2.7	26.7	3.4	15.0	2.7
Other	101.5	13.7	89.8	11.5	63.0	11.1
Total net sales	R$774.9	100%	R$777.9	100%	R$ 567.2	100%

Competition

The chemical distribution industry in Brazil had revenues of US$6.5 billion in 2011, according to preliminary data published by the Brazilian Chemical and Petrochemical Distributors Association. The chemical distribution industry in Brazil is highly fragmented, with a small number of large distributors, such as Bandeirantes Brazmo, M Cassab, Coremal, Arinos, Makeni Química and Brenntag, and a large number of small distributors. The Brazilian Chemical and Petrochemical Distributors Association estimates that 13% of the companies in this industry have annual sales of more than US$150 million while 73% have annual sales of less than US$50 million. The customer base for chemical distributors is primarily composed of customers that consume small volumes of any distributed product.

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

Polyolefins and Vinyls Units

All of our polyolefins plants in Brazil, other than Paulínia, and some of our vinyls plants in Brazil are located in our petrochemical complexes and receive delivery of ethylene and propylene, their basic raw materials, through pipelines connected to our crackers. Propylene supplied to our polypropylene plant in Paulínia by REPLAN is delivered through a pipeline operated by Petrobras. Propylene supplied to our polypropylene plants in the States of São Paulo and Rio de Janeiro is delivered to our plants through pipelines operated by Petrobras. Propylene supplied to the Southern Complex by REFAP is delivered by pipeline. Some propylene is also delivered by truck from REPAR and REVAP to our plants in the State of Rio de Janeiro and the State of São Paulo. Ethylene is delivered to our Alagoas vinyls plant via a 477-kilometer pipeline that we own.

Our polyolefins and vinyls products are shipped to our customers from our Brazilian facilities by truck, rail, and coastal or ocean-going vessels. We do not own, lease or charter delivery vehicles for our Brazilian operations, other than a small vessel used by our operations in the Southern Complex.

International Business Unit

Propylene is delivered to our polypropylene plant in La Porte, Texas by pipeline from adjacent basic petrochemicals plants. Propylene is delivered to our polypropylene plant in Marcus Hook, Pennsylvania primarily by pipeline from adjacent refineries with the remainder being delivered by rail or truck. Propylene is delivered to our polypropylene plant in Neal, West Virginia primarily by rail, with the remainder being delivered by pipeline from a nearby refinery. Our the polypropylene plants in Freeport and Seadrift, Texas and in Germany are located in petrochemical complexes and receive delivery of propylene through pipelines connected to basic petrochemical production facilities and refineries located in close proximity to these plants.

We ship polypropylene produced by our International Business Unit to our customers by truck, rail, and coastal or ocean-going vessels. We own approximately 1,400 railcars and lease approximately 2,550 railcars that we use to deliver the products that we produce in the United States.

Technology, Research and Development

Technology Licenses

Our Basic Petrochemicals Unit uses engineering process technology under non-exclusive arrangements from a variety of sources for specific production processes. We have entered into several non-exclusive agreements with a number of leading petrochemical companies to use certain technology and catalysts for our Polyolefins Unit. Some of the license agreements used by our Polyolefins Unit allow us to use the licensed technology in both existing and future plants. We have entered into several non-exclusive agreements with a number of leading petrochemical companies to use technology for our Vinyls Unit. We have entered into several non-exclusive agreements with a number of leading petrochemical companies to use certain technology and catalysts for the polypropylene production of our International Business Unit. Some of the license agreements used by our International Business Unit allow us to use the licensed technology in both existing and future plants. If any of the arrangements or licenses under which we use third-party technology were terminated or no longer available to us, we believe that we would be able to replace this technology with comparable or better technology from other sources.

We do not pay any continuing royalties under any of the arrangements or licenses used by our Basic Petrochemicals Unit, our Vinyls Unit or our International Business Unit. Most of the license agreements used by our Polyolefins Unit or our International Business Unit do not require us to pay any continuing royalties. Under the license agreements that require continuing royalty payments, we pay royalties on a quarterly basis based on the volume of the products produced using the licensed technology.

We also use technology developed by our company in the production processes of our International Business Unit. We developed a production process using renewable raw materials that we began to use in September 2010 to produce “green” ethylene, which we use as a raw material to make “green” polyethylene. We have been able to produce on a small scale in our research facilities “green” polypropylene. The product has been certified as 100% renewable and we expect to be able to produce this product on a commercial scale within a period of five years.  We have also entered into a technological cooperation agreement with Novozymes, a world leader in the production of industrial enzymes, for the development of another technology for the production process to produce “green” polypropylene.

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

To meet these challenges, we maintain a research and development program that is primarily implemented at two research centers that we operate: the Braskem Center for Technology and Innovation located in the Southern Complex and the Braskem America Technology Center located in Pittsburgh, Pennsylvania. Through these research centers, we coordinate and maintain our research and development program, which includes the operation of (1) pilot plants, (2) catalysis, polymerization and polymer sciences laboratories, and (3) process engineering and automation centers. Our investments in research and development, which are classified as expenses, totaled R$99.1 million in 2011, R$78.8 million in 2010 and R$63.1 million in 2009.

Our research centers employ a staff of approximately 298 employees, who seek to:

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

Capital Expenditures

Our capital expenditures on property, plant and equipment and intangible assets were R$2,264.0 million during 2011 and R$1,706.0 million during 2010 and R$811.7 million during 2009. Additionally, our investments in interests in other companies were R$619.2 million in 2011 and R$939.4 million during 2010. Our capital expenditures projects since January 1, 2009 included the conversion of our MTBE plant in the Northeastern Complex to the production of ETBE. We completed this project in July 2009 at total cost of R$95.5 million.

Acquisitions

Quattor Acquisition

On January 22, 2010, we entered into the Quattor Investment Agreement with Odebrecht, OSP, Petrobras, Petroquisa and Unipar under which, among other things, we acquired control of Quattor and its subsidiaries. For information concerning the Quattor Acquisition and related transactions, see “—History and Development of Our Company—Quattor Acquisition.”

Sunoco Chemicals Acquisition

On April 1, 2010, we acquired all of the outstanding capital stock of Sunoco Chemicals, which we have renamed Braskem America, for US$350.7 million, excluding acquisition costs. For information concerning the Sunoco Chemicals Acquisition, see “—History and Development of Our Company—Sunoco Chemicals Acquisition.”

Dow Polypropylene Acquisition

On September 30, 2011, we acquired the polypropylene business of Dow under a purchase agreement that we had entered into in July 2011. For more information concerning the Dow Polypropylene Acquisition, see “—History and Development of Our Company—The Dow Polypropylene Acquisition.”

Greenfield Plants

“Green” Polyethylene Plant

In January 2009, we commenced construction of a new ethylene plant in the Southern Complex that produces ethylene using sugar cane ethanol received through the Santa Clara Terminal as its primary raw material for our use in the production of polyethylene. We believe that this plant, which commenced production in September 2010, is the world’s first producer of polyethylene manufactured completely from renewable resources. This plant has an annual production capacity of 200,000 tons of ethylene. The total cost of this plant was R$488 million. For more information concerning the “green” polyethylene plant, see “—International Business Unit—Renewables Operations.”

Alagoas PVC Plant

In May 2010, we commenced construction of a new PVC plant in Alagoas that we expect will increase our annual PVC production capacity by 200,000 tons. This project will consist of an VCM plant and a PVC plant and will use EDC produced by our company, reducing our exports of EDC. We expect that these plants will commence operations in May 2012. We anticipate that the total cost of this project will be approximately R$900 million.

Butadiene Plant

In March 2011, we commenced construction of a new butadiene plant in the Southern Complex. We expect that this plant will have an annual production capacity of 100,000 tons and will commence operations in July 2012.  We anticipate that the total cost of this project will be approximately R$300 million.

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

Joint Venture Projects

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

The estimated total cost of this project to BI is approximately US$3.1 billion (excluding financial costs and initial working capital needs), of which we anticipate that (1) we and Idesa will each contribute an aggregate of approximately 30% as equity in proportion to our ownership interests in BI, and (2) the remainder will be borrowed by BI under project finance arrangements, collateralized by the assets of this project, with multilateral credit agencies, export credit agencies, development banks and private banks. We expect that if the implementation of this project is approved, construction of this project will commence in 2012 and this project will begin production in 2015.

COMPERJ Project

In connection with the Quattor Acquisition, on January 22, 2010, we entered into an Association Agreement with Odebrecht, OSP, Petroquisa and Petrobras regarding the continued development of the Rio de Janeiro Petrochemical Complex (Complexo Petroquímica do Rio de Janeiro), which we refer to as COMPERJ, to be located in Itaboraí in the State of Rio de Janeiro, and similar complex to be located in Ipojuca in the State of Pernambuco, which we refer to as the Suape Complex.

COMPERJ is currently under development by Petrobras. Under the Association Agreement, Braskem entered into negotiations with the other parties to the Association Agreement to continue the development of, and assume control of, COMPERJ.

On December 14, 2011 we entered into a non-binding memorandum of understanding with Odebrecht, OSP and Petrobras that governs the development of COMPERJ. According to the memorandum of understanding, Braskem and Petrobras will jointly prepare the development of COMPERJ’s petrochemical facility related to thermoplastic resins and will continue negotiations to reach the most efficient structure based on the analysis of all technical, environmental, financial, legal and tax aspects involved in the project. This will include an evaluation of whether Braskem will assume control of the existing assets of COMPERJ. Additionally, in September 2011, our board of directors approved a budget to develop the second phase of this project.

Under the Association Agreement, in the event that Braskem does assume control of COMPERJ, Braskem will have the right, for so long as Petrobras collectively owns a controlling interest in COMPERJ, to distribute COMPERJ’s products to third parties on terms mutually acceptable to Petrobras and Braskem.

Suape Complex

Petrobras is also developing and constructing the Suape Complex, which they have announced is expected to begin operations in the first semester of 2012. The Suape Complex will be composed of three integrated plants:

•      a purified tereftalic acid plant with an annual production capacity of 700,000 tons;

•      a PET plant with an annual production capacity of 450,000 tons; and

•      a textile polymers and polyester filaments plant with an annual production capacity of 240,000 tons.

We expect to reach a decision regarding our participation in the Suape project in 2012. If we agree to participate in the Suape project and acquire a controlling interest in the companies developing the Suape Complex, the acquisition price to be paid by Braskem in connection with this acquisition will be determined by investment advisers to Braskem and Petrobras.

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

As a result of developments in the credit markets and in view of new potential sources of feedstock, we and Pequiven decided to reevaluate the original development plan. Propilsur, together with PDVSA and the Venezuelan Ministry of Energy and Petroleum, is developing a feasibility study to assess (1) a change in the location of the project from the previously proposed location in the José Petrochemical Complex in the State of Anzoategui, Venezuela to the Paraguaná Complex in the State of Falcon, Venezuela where feedstock could be supplied by the refineries located in Paraguaná, and (2) a change in the scale of this project. In the event that the location is changed to the Paraguaná Complex, the development plan will no longer include the development, construction and operation of an integrated propane dehydrogenation unit, as propylene from nearby refineries would be used as feedstock instead of propane. The feasibility study will also address proposals to fund the construction of this project. Following completion of this study, we expect that we and Pequiven will submit the results to our respective boards of directors which will decide whether to pursue the alternative development plan.

We and Pequiven have entered into a shareholders’ agreement to govern matters relating to the implementation of this project, the relationship of Braskem and Pequiven as shareholders of Propilsur, and the resolution of disputes between us regarding Propilsur.

We are continuing to negotiate with Pequiven regarding details of the implementation of this project, including the potential for collaboration up the supply chain in the production of propylene. We can provide no assurances that these negotiations will be successful or that if we reach a final agreement with respect to the implementation of this project, such agreement will be upon the terms currently anticipated by our management.

Peru Project

In May 2008, Braskem, Petrobras and PetroPeru entered into a memorandum of understanding to study the technical and economic feasibility of developing, constructing and operating an ethylene and polyethylene plant with annual production capacity of up to approximately 1,200,000 tons using ethane from Peru as its raw material. In December 2009 and November 2011, the parties executed a new memorandum of understanding with respect to the further study of this project. The most current memorandum of understanding has one-year term, and is automatically renewable for a consecutive one-year terms, unless cancelled by one of the parties. If the implementation of this project is approved, this project would be located in a new integrated petrochemical complex on the Pacific coast of Peru.

Capital Expenditure Budget

We currently are budgeting total capital expenditures of approximately R$1.7 million for 2012. Our principal capital expenditures for 2012 will consist of, in addition to the projects referred to in the preceding paragraphs:

•      approximately R$512 million for projects to increase our capacity;

•      approximately R$260 million for Braskem’s equity contribution in project Ethylene XXI in Mexico;

•      approximately R$343 million for maintenance stoppages and other maintenance of our plants;

•      approximately R$145 million for the replacement of depreciated equipment;

•      approximately R$35 million for productivity improvements;

•      approximately R$113 million for health, environmental and quality improvement project; and

•      approximately R$34 million for information systems.

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

We performed general maintenance shutdowns to service:

•      the Southern Complex’s Olefins 1 unit and Aromatics unit in April 2008;

•      the Northeastern Complex’s Olefins 1 unit in May and June 2008;

•      the Northeastern Complex’s Olefins 2 and Aromatics 2 units in November and December 2010;

•      the Rio de Janeiro Complex´s Olefins Unit in July 2011;

•      the Northeastern Complex’s Olefins 1 unit in December 2011; and

•      the Southern Complex’s Olefins 2 unit in November 2011.

The next scheduled general maintenance shutdown of:

•      the São Paulo Complex’s Olefins and Aromatics units are scheduled to occur in 2014;

•      the Northeastern Complex’s Olefins 1 unit is scheduled to occur in 2014;

•      the Southern Complex’s Olefins 1 and Aromatics units are scheduled to occur in 2014;

•      the Northeastern Complex’s Olefins 2 and Aromatics 2 units are scheduled to occur in 2016;

•      the Southern Complex’s Olefins 2 unit is scheduled to occur in 2013; and

•      the Rio de Janeiro Complex’s Olefins unit is scheduled to occur in 2017.

We no longer perform general maintenance shutdowns of the Northeastern Complex’s Aromatics 1 unit and instead perform general maintenance shutdowns of specific plants or groups of plants in this unit. We last performed maintenance of this units’:

•      parex plant, in which we produce para-xylene, during 2007;

•      butadiene plant in May and June of 2008; and

•      catalyst reform plant and plants comprising the C8 loop, in which we produce ortho-xylene and mixed xylenes, in November 2009.

Plants of Our Polyolefins, Vinyls and International Business Units

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

Environmental Regulation

In each of the countries in which we operate, our operations are subject to federal, state and local laws and regulations governing the discharge of effluents and emissions into the environment and the handling and disposal of industrial waste and otherwise relating to the protection of the environment.

Our consolidated annual expenditures on environmental control were R$198.9 million in 2011, R$134.9 million in 2010 and R$127.1 million in 2009. Our consolidated environmental expenses relate to our continuous control and monitoring policies, and we do not have any material future environmental liabilities related to our ongoing operations.

We have established a provision for environmental contingencies in the amount of R$36.8 million at December 31, 2011. However, our environmental compliance costs are likely to increase as a result of the projected increase in our production capacity and projected increases in unit costs for treatment and disposal of industrial waste, as well as the cost of compliance with future environmental regulations.

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

Operating Permits

Under Brazilian federal and state environmental laws and regulations, we are required to obtain operating permits for our manufacturing facilities. If any of our environmental licenses and permits lapse or are not renewed or if we fail to obtain any required environmental licenses and permits, we may be subject to fines ranging from R$500 to R$50.0 million, and the Brazilian government may partially or totally suspend our activities and impose civil and criminal sanctions on our company or both.

Each State in which we operate has its own environmental standards and state authorities in each state have issued operating permits that must be renewed periodically.  Additionally, all projects for the installation and operation of industrial facilities in the Northeastern Complex, Southern Complex São Paulo Complex and Rio de Janeiro Complex are subject to approval by various environmental protection agencies, which must approve installed projects prior to their commencement of operations and must renew such approval periodically thereafter. State authorities have issued operating permits for all of our plants, as follows: the Northeastern Complex (state of Bahia); Southern Complex (state of Rio Grande do Sul), São Paulo Complex and Cubatão, Santo André, Mauá and Paulinia plants (state of São Paulo), Rio de Janeiro Complex (state of Rio de Janeiro) and our Alagoas plants (state of Alagoas). We are in possession of all necessary permits and do not expect to have difficulty in renewing any of them.

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

We treat wastewater generated by our company at the São Paulo Complex at a liquid effluents treatment station located in the São Paulo Complex. This treatment station also includes a system for the collection and disposal of contaminated wastewater, while hazardous waste generated at the São Paulo Complex is incinerated in cement kilns and other kinds of solid waste is disposed of in landfills.

Compliance with Environmental Laws in the United States

Our operations in the United States are subject to United States federal, state and local laws and regulations governing the discharge of effluents and emissions into the environment and the handling and disposal of industrial waste and otherwise relating to the protection of the environment and waste management. In many instances, specific permits must be obtained for particular types of operations, emissions or discharges. Our operations in the United States are in compliance in all material respects with applicable U.S. federal, state and local environmental laws and regulations currently in effect.

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

Our facilities in Texas, Pennsylvania and West Virginia are required to maintain various permits relating to air quality, treatment of industrial wastewater, radiation and waste management from local authorities. We are in possession of all necessary permits (or they are in the process of renewal under the ordinary course) and we do not expect to have difficulty in renewing any of them.

National Ambient Air Quality Standards for ozone and fine particles promulgated by the EPA have resulted in identification of non-attainment areas throughout the country, including Texas, Pennsylvania and West Virginia, where Braskem America operates facilities. As a result of these non-attainment designations, state or local air pollution control agencies will apply permitting and/or control requirements intended to reduce emissions of ozone precursors (nitrogen oxides and volatile organic compounds) and fine particles, and federal sanctions may apply that would include imposition of more stringent offset ratios and could result in enhanced emission control requirements. Numerous states have challenged the EPA’s particulate standards.

In 2012, the EPA is expected to initiate rulemakings to promulgate ambient standards for sulphur oxide and nitrogen oxide; however, we expect these to have little or no impact on us. The EPA has signaled its plans to promulgate new regulations in 2013 applicable to certain particle pollutants under the National Ambient Air Quality Standards, which are expected to be stricter than the existing standards and require further reductions in allowable emissions of certain pollutants. Additionally, there are various legislative and regulatory measures to address greenhouse gas emissions which are in various stages of review, discussion or implementation by Congress and the EPA. While it is currently not possible to predict the impact, if any, that these issues will have on Braskem America or the U.S. petrochemical industry in general, they could result in increases in costs to operate and maintain our facilities in the United States, as well as capital outlays for new emission control equipment at these facilities. In addition, regulations limiting greenhouse gas emissions or carbon content of products, which target specific industries such as petrochemical manufacturing could adversely affect our ability to conduct Braskem America’s business and also may reduce demand for its products.

In addition to permitting and/or control requirements that may result from the implementation of National Air Quality Standards, the EPA may promulgate new or revised federal New Source Performance Standards or National Emission Standards of Hazardous Air Pollutants that would apply directly to certain facility operations and may require the installation or upgrade of control equipment.

Environmental Regulation in Germany and the European Union

Our operations of Germany are subject to German federal, state and local laws and regulations governing the discharge of effluents and emissions into the environment and the handling and disposal of industrial waste and otherwise relating to the protection of the environment and waste management. Our operations in Germany are in compliance in all material respects with applicable German federal, state and local environmental laws and regulations currently in effect.

As with the petrochemical industry in the European Union generally, compliance with existing and anticipated German laws and regulations increases the overall cost of operating our European business, including operating costs and capital costs to construct, maintain and upgrade equipment and facilities. These laws and regulations have required, and are expected to continue to require us to make expenditures of both a capital and an expense nature.

At our Schkopau and Wesseling, Germany facilities, we are required to maintain air, radiation and waste management permits from the German government and local agreements relating to the treatment of industrial wastewaters. We are in possession of all necessary permits and we do not expect to have difficulty in renewing any of them.

Our European facilities are subject to existing European greenhouse gas regulations and a cap and trade program relating to emissions. These facilities have already been provided with credits necessary to cover existing operations. The current cap and trade credit allocations end in 2012 and will be renewed for the period 2013 to 2020.

We are not aware of any new environmental regulations that would affect our European operations. Accordingly, we cannot estimate the potential financial impact of any future European Union or German environmental regulations.

Safety

We have a policy that makes all of our officers, directors and employees responsible for the safety and health of our workers and for preserving the environment.

Our Brazilian industrial plants in the Northeastern Complex, Southern Complex, Alagoas plants, São Paulo Complex and Rio de Janeiro Complex have access to adequate supplies of water from nearby reservoirs, lakes and water tanks, are equipped with comprehensive firefighting safety systems and maintain emergency equipment and trained safety crews and firefighting brigades.

Each of our plants in the United States and Germany has an on-site fire brigade, first aid response, spill response and rescue teams, which undergo extensive training and drills.

Property, Plant and Equipment

Our properties consist primarily of petrochemical production facilities in:

•      Camaçari in the State of Bahia;

•      Triunfo in the State of Rio Grande do Sul;

•      Duque de Caxias in the State of Rio de Janeiro;

•      São Paulo, Paulínia, Cubatão, Santo André and Mauá in the State of São Paulo;

•      Maceió and Marechal Deodoro in the State of Alagoas;

•      the United States in La Porte, Freeport and Seadrift, Texas, Marcus Hook, Pennsylvania, Neal, West Virginia, and

•      Germany in Schkopau and Wesseling.

Our principal executive offices are located in São Paulo in the State of São Paulo, and we have an administrative support office in the City of Salvador in the State of Bahia. We also have equity interests in investments located in other parts of the country. We own all our production facilities, but we generally rent our administrative offices.

The following table sets forth our properties at December 31, 2011 by location of facilities, products produced and size of plant.

Type of Product or Service	Location of Facilities	Size of Plant
		(in hectares)(1)

Basic petrochemicals	Triunfo	152.8
Basic petrochemicals	Santo André	74.1
Basic petrochemicals	Camaçari	65.5
Basic petrochemicals	Duque de Caxias	53.0
Polypropylene	Paulínia	39.7
Waste disposal	Marechal Deodoro	34.3
Polyethylene	Triunfo	30.5
Polyethylene	Camaçari	24.5
Polyethylene	Cubatão	17.6
Polyethylene	Santo André	15.8
Polyethylene	Duque de Caxias	15.0
Polypropylene	LaPorte, Texas	87.0
Polypropylene	Neal, West Virginia	27.1
Polypropylene	Mauá	15.8
Polypropylene	Duque de Caxias	15.0
Polypropylene	Camaçari	13.2
Polypropylene	Triunfo	10.0
Polypropylene	Marcus Hook, Pennsylvania	6.9
Polypropylene	Freeport, Texas	8.9
Polypropylene	Seadrift, Texas	2.5
Polypropylene	Schkopau, Germany	3.7
Polypropylene	Wesseling, Germany	26.0
Caustic soda/EDC/chlorine	Maceió	15.0
PVC/caustic soda/chlorine	Camaçari	12.6
PVC	Marechal Deodoro	7.0
Distribution Center	Vila Prudente/Capuava	3.2
Cumene	Santo André	10.2

(1)   One hectare equals 10,000 square meters.

We believe that all of our production facilities are in good operating condition. At December 31, 2011, the consolidated net book value of our property, plant and equipment was R$20,628.2 million.

The following properties are mortgaged or pledged to secure certain of our financial transactions: (1) our basic petrochemicals plant and our polyethylene plant located in the Southern  Complex; (2) our chloro-soda plant and PVC plant located in the Northeastern Complex; (3) our basic petrochemicals plant and our polyethylene plant located in São Paulo Complex; (4) our polypropylene plant in the State of São Paulo; and, (5) our chloro-soda plant and PVC plant located in the State of Alagoas; and (6) our basic petrochemicals plant, our polyethylene plant and our polypropylene plant located in the Rio de Janeiro Complex.

Insurance

In addition to the policies described below for our Brazilian and international operations, we maintain other insurance policies for specific risks, including directors and officers liability coverage, workers’ compensation, employers practice liability, automotive insurance and other kinds of coverage that are not otherwise covered by our policies.

We do not anticipate having any difficulties in renewing any of our insurance policies and believe that our insurance coverage is reasonable in amount and consistent with industry standards applicable to chemical companies operating globally.

Operations in Brazil

We carry insurance for our plants in Brazil against material damage and consequent business interruption through a comprehensive “all risks” insurance policy.

The all risks insurance policy for our plants in Brazil provides for a total replacement value of US$20.2 billion for property damage. This insurance coverage is underwritten in the Brazilian insurance market by large Brazilian insurance companies. Approximately 75% of this insurance coverage is reinsured in the international reinsurance market. This all risks policy is in force until April 2013.

The material damage insurance for our operations in Brazil provides insurance coverage for losses due to accidents resulting from fire, explosion and machinery breakdown, among others. This coverage has a maximum indemnification limit of US$2 billion per event (combined material damage and business interruption coverage). Our policy has deductibles of up to US$10 million, depending on the plant.

The business interruption coverage under this policy provides insurance for losses resulting from interruptions due to any material damage covered by the policy. The losses are covered until the plant production is fully re-established, with maximum indemnity periods ranging from 12 to 24 months.

As a part of our insurance program, we also have a third-party liability policy for our operations in Brazil, which covers losses for damages caused to third parties from our operations, including sudden environmental pollution.

Operations in the United States and Germany

We carry insurance for our plants in the United States and Germany against material damage and consequent business interruption through all risks policies with a combined limit of $500 million, based on a total replacement value of US$1.94 billion. Our insurance coverage for the Braskem America plants and for Braskem Europe GmbH, which owns our German plants, or Braskem Europe, is underwritten in the U.S. and international insurance markets by large insurance and reinsurance companies. Approximately 50% of this insurance coverage is reinsured in the international insurance market. The casualty risks coverage under these policies is in force until April 2012 and the property risks coverage under this policy is in force until September 2012.

The material damage insurance policies for our plants in the United States and Germany provide insurance coverage for losses due to accidents resulting from fire, explosion, boiler and machinery breakdown, among others. This coverage has a maximum indemnification limit of US$500 million per event (combined material damage and business interruption coverage, excluding wind damage, which has a maximum indemnification limit of $200 million per event) and had deductibles of US$1 million per occurrence for each plant up to September 30, 2011 and deductibles of US$15 million per occurrence for each plant thereafter. This policy also includes deductibles of US$500,000 for the Technology Center in Pittsburg and a specific windstorm deductible of 2% subject to a maximum of US$7.5 million for our La Porte plant. The business interruption coverage provides insurance for losses resulting from interruptions due to any material damage covered by the policies. The losses are covered until the plant production is fully re-established, with maximum indemnity periods of 24 months and a deductible of 45 days.

We also have third-party liability policies for our operations in the United States and Germany, which cover losses for damages caused to third parties from our operations, including sudden environmental pollution.

ITEM 4A. UNRESOLVED STAFF COMMENTS

Not Applicable.

ITEM 5. OPERATING AND FINANCIAL REVIEW AND PROSPECTS

The following discussion of our financial condition and results of operations should be read in conjunction with our audited consolidated financial statements at December 31, 2011 and 2010 and for the three years ended December 31, 2011, included in this annual report, as well as with the information presented under “Presentation of Financial and Other Information” and “Item 3. Key Information—Selected Financial Information.”

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

•       a discussion of developments since December 31, 2011 that may materially affect our financial condition and results of operations;

•       a discussion of our results of operations for the years ended December 31, 2011, 2010 and 2009;

•       a discussion of our liquidity and capital resources, including our working capital at December 31, 2011;

•       a discussion of our cash flows for the years ended December 31, 2011, 2010 and 2009;

•       a discussion of our material short-term and long-term indebtedness at December 31, 2011; and

•       a discussion of our contractual commitments.

Overview

We are the largest producer of thermoplastic resins in the Americas, based on annual production capacity of our 35 plants in Brazil, the United States and Germany at December 31, 2011.  We are the only producer of ethylene, polyethylene and polypropylene in Brazil. We produce a diversified portfolio of petrochemical and thermoplastic products and have a strategic focus on polyethylene, polypropylene and PVC. We are also the third largest Brazilian-owned private sector industrial company, based on net sales revenue in 2010 (the latest year for which such information is available). We recorded net sales revenue of R$33,176.2 million and a net loss of R$516.8 million during the year ended December 31, 2011.

Our results of operations will be significantly influenced in future periods as a result of our acquisition of the Quattor Companies in the Quattor Acquisition, our acquisition of Braskem America in the Sunoco Chemicals Acquisition and or the polypropylene business of the Dow in the Dow Polypropylene Acquisition. For information regarding these acquisitions, see “Item 4. Information on the Company—History and Development of Our Company.” In addition, our results of operations for the years ended December 31, 2011, 2010 and 2009 have been influenced, and our results of operations will continue to be influenced, by a variety of factors, including:

•       the growth rate of Brazilian GDP, which grew by an annual rate of 2.7% in 2011, and 7.5% in 2010, and contracted by 0.2% in 2009, and which affects the demand for our products and, consequently, our domestic sales volume;

•       the expansion of global production capacity for the products that we sell and the growth rate of the global economy;

•       the international market price of naphtha, our principal raw material, expressed in dollars, which has a significant effect on the cost of producing our products and which has been volatile during the three years ended December 31, 2011, increasing from US$258 per ton on December 31, 2008 to US$682 per ton on December 31, 2009, fluctuating in a range between US$628 and US$755 per ton during 2010 before increasing in the last two months of 2010 to US$842 per ton on December 31, 2010, reaching a high point of an average of US$1,052.68 per ton in April 2011 and steadily declining to an average of US$876.69 per ton in December 2011;

•       the average domestic prices of our principal products expressed in dollars, which fluctuate to a significant extent based on fluctuations of international prices for these products and which also have a high correlation to our raw material costs;

•       our capacity utilization rates, which declined 2011, primarily as a result of the unscheduled shutdown of our plants in the States of Bahia and Alagoas, including our plants at the Northeastern Complex and the plants of our Vinyls Unit, as a result of a power failure on February 4, 2011 that affected most of the northeastern region of Brazil and which required us to undertake certain repairs to our plants and reduced the capacity utilization of these plants as we ramped up production to normal utilization levels following this power failure;

•       changes in the real/U.S. dollar exchange rate, including the depreciation of the real  against the U.S. dollar by 12.6% in 2011 following the appreciation of the real  against the U.S. dollar by 4.3% in 2010 and 25.5% in 2009, which have affected our financial expenses as a result of our significant U.S. dollar-denominated liabilities that require us to make principal and interest payments in U.S. dollars;

•       the level of our outstanding indebtedness, fluctuations in benchmark interest rates in Brazil, which affect our interest expenses on our real-denominated floating rate debt, and fluctuations in the LIBOR rate, which affect our interest expenses on our dollar-denominated floating rate debt;

•       the inflation rate in Brazil, which was 5.1% in 2011 and 11.3% in 2010, and reflected deflation of 1.4% in 2009, in each case, as measured by the IGP-DI, and the effects of inflation on our operating expenses denominated in reais  and our real-denominated debt that is indexed to take into account the effects of inflation or bears interest at rates that are partially adjusted for inflation; and

•       the tax policies adopted by, and resulting tax obligations to, the Brazilian government and the governments of the Brazilian states in which we operate.

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

Financial Presentation and Accounting Policies

Presentation of Financial Statements

We have prepared our audited consolidated financial statements at December 31, 2011 and 2010 and for each of the years ended December 31, 2011, 2010 and 2009 in accordance with IFRS.

Our consolidated financial statements have been prepared in accordance with International Accounting Standard (IAS) 27 – Consolidated and Separate Financial Statements and 31 – Interests in Joint Ventures. IAS 31 permits our company to proportionally consolidate jointly controlled companies that are not our subsidiaries but which we jointly control with one or more other shareholders.

As a result of our acquisition of control of Quattor, we consolidated Polibutenos in our financial statements as from May 1, 2010. In May 2010, we purchased (1) 33.3% of the outstanding share capital of Polibutenos from Unipar and (2) 33.3% of the outstanding share capital of Polibutenos from Chevron Brasil. On September 1, 2010, Polibutenos merged into Quattor.

Operating Segments and Presentation of Segment Financial Data

We believe that our organizational structure at December 31, 2011 reflected our business activities and corresponded to our principal products and production processes. At December 31, 2011, we had four production business units and one distribution business unit, and reported our results by five corresponding segments to reflect this organizational structure:

•       Basic Petrochemicals—This segment includes (1) our production and sale of basic petrochemicals at the Northeastern Complex and the Southern Complex, (2) our production and sale of basic petrochemicals at the São Paulo Complex and the Rio de Janeiro Complex as from May 1, 2010 as a result of our acquisition of control of Quattor, and (3) our supply of utilities produced at these complexes to second generation producers, including some producers owned or controlled by our company.

•       Polyolefins—This segment includes the production and sale of polyethylene and polypropylene by our company, excluding the operations Braskem America and including the production and sale of polyethylene and polypropylene by the polyethylene and polypropylene plants acquired as part of the Quattor Acquisition as from May 1, 2010 as a result of our acquisition of control of Quattor.

•       International Business—This segment includes (1) the operations of Braskem America, which consists of the production and sale of polypropylene in the United States, (2) following the Dow Polypropylene Acquisitions, the operations of the two polypropylene plants in Germany, and (3) the production of “green” polyethylene in Brazil. This segment began reporting as from April 1, 2010 as a result of the Sunoco Chemicals Acquisition.

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

We have included a reconciliation of the results of operations of our segments, as they existed at December 31, 2011, to our consolidated results of operations under “—Results of Operations” below.

Critical Accounting Policies

The presentation of our financial condition and results of operations in conformity with IFRS requires us to make certain judgments and estimates regarding the effects of matters that are inherently uncertain and that impact the carrying value of our assets and liabilities. Actual results could differ from these estimates. In order to provide an understanding about how we form our judgments and estimates about certain future events, including the variables and assumptions underlying the estimates, and the sensitivity of those judgments to different variables and conditions, we have included comments related to the following critical accounting policies under IFRS:

•       Impairment of property, plant and equipment and non-financial assets. Our goodwill based on expected future profitability and property, plant and equipment at December 31, 2011 were R$2,063.7 million and R$20,628.2 million, respectively. The recoverable value of property, plant and equipment and other noncurrent assets including intangible assets (other than goodwill based on expected future profitability) are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. The recoverable value of goodwill based on expected future profitability is reviewed for impairment on an annual basis. An impairment loss is recognized for the amount by which the asset’s carrying amount exceeds its recoverable amount. The recoverable amount is the higher of (1) an asset’s fair value less costs to sell; and (2) its value in use. For the purposes of assessing impairment, assets are grouped at the lowest level for which there are separately identifiable cash flows, that can be cash-generating units or operating segments. Non-financial assets other than goodwill that suffered an impairment are reviewed for possible reversal of the impairment at each reporting date. During the year ended December 31, 2009, we recorded impairment charges of R$25.0 million related to our São Paulo PVC plant. As of December 31, 2011 and 2010, we did not believe that any of our other cash generating units was at risk of impairment.

Our impairment tests of goodwill consider the lowest level of cash-generating operations at (1) the Southern Complex in the Basic Petrochemicals Unit, (2) the Polyolefins Unit and (3) the Vinyls Unit.

The discount rate applied is based on the weighted average cost of capital for our company at the relevant dates of valuation. Our projections include assumptions regarding (1) volumes that consider our current and projected production; (2) prices based on a sales prices cycle of approximately five years for our products; (3) costs of goods sold based on international reference prices; and (4) capital expenditures projected for future years. The margins realized during the current price cycle reached its low point in 2009. Margins for our products in 2011 were higher than those used in our projections. Changes to our projected margins resulting from changes in the petrochemical cycle, global economic conditions or strategic decisions to suspend or terminate production of certain products and to close the related plants could significantly impact our impairment charges. The impairment test performed at December 31, 2011 supports a 5% negative fluctuation in contribution margin without changing the impairment result.

•       Valuation of derivative instruments. We use swaps, non-deliverable forwards and other derivative instruments to manage risks from changes in foreign exchange, interest rates and commodities prices. We record these instruments at their estimated fair market value based on market quotations for similar instruments, and based on standard mark-to-market practices, which take into account reliable market curves for interest rates, foreign exchange rates and commodities prices.

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

•       Contingencies. We are currently involved in numerous judicial and administrative proceedings, as described under “Item 8. Financial Information—Legal Proceedings,” and in notes 24 and 28 to our audited consolidated financial statements. We record accrued liabilities for contingencies that we deem probable of creating an adverse effect on our results of operations or financial condition.  For the main contingencies that we deem possible of creating an adverse effect on our results of operations or financial condition, we disclose relevant information regarding the proceedings in accordance with IAS 37. Additionally, the contingencies assumed in a business combination for which an unfavorable outcome is considered possible are recognized at their fair value on the acquisition date. We believe that these contingencies are properly recognized in our financial statements.

•       Allowance for doubtful accounts. We record an allowance for doubtful accounts in an amount considered sufficient to cover estimated losses on the realization of our trade accounts receivable, taking into account our loss experience and the aging of our accounts receivable. Additionally, we analyze, on a monthly basis, the amounts and characteristics of trade accounts receivable compared to our pre-defined credit limits for our customers in order to determine if additional provisions are required. At December 31, 2011, our total trade accounts receivable was R$2,148.4 million and the provision for doubtful accounts was R$253.6 million. Significant changes in our historical loss experience on accounts receivable which are not apparent through our aging analysis could require significant changes to our provisions for doubtful accounts.

•       Pension plans. For defined benefit plans that we sponsor, we calculate our funding obligations based on calculations performed by independent actuaries using assumptions provided by the plan’s management, such as interest rates investment returns, and levels of inflation, and provided by the actuaries, such as mortality rates and future employment levels. Collectively, these assumptions directly impact our liability for accrued pension costs and the amounts we record as pension costs, although individual assumptions are not expected to be material. Unrecognized actuarial gains and losses are amortized either over the estimated future service period of employees or over the estimated period of the plan final settlement, whichever is less.

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

•       Valuation of assets and liabilities in business combinations.  We have entered into certain business combinations in accordance with IFRS, as described in note 5 to our audited consolidated financial statements. In this regard, we hire specialized service providers to evaluate the fair value of the assets acquired and liabilities assumed. We allocate the cost of the entity acquired to the assets acquired and liabilities assumed, on a fair value basis, estimated at the date of acquisition. Any difference between the cost of the acquisition and the fair value of the assets acquired and liabilities assumed is recorded as goodwill or a gain on bargain purchase. We exercise significant judgment in the process of identifying the tangible and intangible assets and liabilities, valuing such assets and liabilities in determining the remaining useful life. Assumptions used to value those assets and liabilities include estimates of discounted cash flows or discount rates and may result in a difference between the estimated and actual values. If the actual results are not consistent with the estimates and assumptions used, we could be exposed to potentially significant losses.

Principal Factors Affecting Our Results of Operations

Effects of the Quattor Acquisition, the Sunoco Chemical Acquisition and the Dow Propylene Acquisition

Dow Polypropylene Acquisition

On September 30, 2011, we acquired the polypropylene business of Dow for US$323 million, excluding acquisition cost, and paid US$166 million related to our assumption of certain trade payables. This business is conducted through four polypropylene plants located in Freeport and Seadrift, Texas, United States and Wesseling and Schkopau, Germany, with an aggregate annual production capacity of 1,050 tons. In addition to these plants, we acquired inventory, accounts receivable, business know-how, certain product and process technology, and customer contracts and lists. As a result of the completion of the Dow Polypropylene Acquisition, we believe that we have the largest polypropylene production capacity of United States producers and we now have a manufacturing presence in the European polypropylene market. We have consolidated the results of the acquired polypropylene business in our financial statements as from October 1, 2011.

We accounted for this acquisition under the purchase method. In the financial statements for the year ended December 31, 2011, the amounts were allocated, on a preliminary basis, to the assets acquired and liabilities assumed by the acquirers. Independent appraisers were hired to ensure that the assets were acquired and the liabilities were assumed at fair value. This work is expected to be completed by the end of the first semester of 2012 when possible adjustments will be recognized. We did not determine any goodwill or gain from a bargain purchase as a result of this preliminary allocation.

Our acquisition of the polypropylene business of Dow has increased the volume of our sales from polypropylene and the related net sales revenue as from October 1, 2011 as a result of the consolidation in our financial statements of the consolidated results of operations of Braskem America.

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

Our acquisition of Quattor has increased the sales volumes of our Basic Petrochemicals and Polyolefins Units and the related net sales revenue as from May 1, 2010 as a result of the consolidation in our financial statements of the consolidated results of operations of the Quattor and its consolidated subsidiaries

Our operating income and net income could also be affected by any future impairment of the goodwill that we record as a result of the acquisition of the Quattor Companies. In our tax accounts, this goodwill will be amortized over a period of ten years, reducing our taxable net income during this period and, consequently, reducing our payments of income taxes and social contribution to the extent that we otherwise generate taxable income during this period.

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

Growth of Brazil’s GDP and Domestic Demand for Our Products

Our sales in Brazil represented 57.4% of our net sales revenue in the year ended December 31, 2011. As a Brazilian company with a substantial majority of our operations in Brazil, we are significantly affected by economic conditions in Brazil. Our results of operations and financial condition have been, and will continue to be, affected by the growth rate of Brazilian GDP because our products are used in the manufacture of a wide range of consumer and industrial products.

Because of our significant market share in many of the Brazilian markets in which our petrochemical products are sold, fluctuations in Brazilian demand for polyethylene, polypropylene and PVC affect our production levels and net sales revenue. Brazilian GDP grew at an estimated compound average annual rate of 3.9 % from 2002 through 2011. From 2002 through 2011, the apparent consumption volumes in Brazil of polyethylene (including EVA), polypropylene and PVC increased at compound average annual rates of 4.2%, 5.0% and 6.1%, respectively.

The following table sets forth the growth rates of Brazilian GDP and domestic apparent consumption for polyethylene, polypropylene and PVC for the periods presented.

	Year Ended December 31,
	2011	2010	2009	2008	2007

Brazilian GDP	2.7%	7.5%	(0.3)%	5.1%	6.1%
Brazilian consumption of polyethylene	(3.4)	22.8	6.4	4.4	4.4
Brazilian consumption of polypropylene	(4.0)	18.1	(3.4)	4.9	10.0
Brazilian consumption of PVC	5.7	18.9	(10.5)	27.2	6.9

 Source:  Brazilian government, IPEA and ABIQUIM

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

The global economic slowdown that began in September 2008 adversely affected economic growth in Brazil in 2009, leading to the depreciation of the real against the U.S. dollar and the reduced availability of liquidity and credit. In 2009, Brazilian GDP contracted by 0.3% and domestic resin sales volume declined by 6.5%. Certain sectors related to personal consumption, such as packaging for food products, were not significantly impacted by the slowdown in growth. Over the course of 2009, many of the Brazilian economic sectors that represent the principal markets for resins began to recover. In addition, government incentives to promote production in the automotive, durable goods and construction sectors, including a program to support the construction of up to one million homes for low-income families, stimulated demand for resins.

During 2010, Brazilian GDP grew by 7.5% and domestic resin sales volume grew by 15.3%. Brazilian consumption volumes of polyethylene increased by 22.8%, polypropylene increased by 18.1% and PVC increased by 18.9%. The decline in global petroleum prices and the significant depreciation of the real against the U.S. dollar in the second half of 2008 resulted in price instability and a significant reduction in purchases of our products as our customers delayed purchases and consumed their inventories in anticipation of reductions in the prices of thermoplastic resins. Although purchases of our products by our customers recovered during 2009 and inventories in the production chain remained below prior levels throughout that year, inventories in the production chain began to recover in 2010.

The Brazilian economy slowed in 2011, registering GDP growth of only 2.7%. This reduced growth rate, combined with an increase in imports of finished goods primarily as a result of the ICMS tax benefits granted by certain Brazilian ports and the effects of the stronger reais throughout much of the year, led to a decline in domestic resin sales volume of declined by 0.8%. Brazilian apparent consumption volumes of polyethylene decreased by 3.4%, polypropylene decreased by 4.0% and PVC increased by 5.7%.

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

In December  2011, the Brazilian federal government implemented measures to boost consumption and improve the competitiveness of Brazilian producers, including (1) reducing the rate of federal VAT tax (IPI) for white goods (e.g., refrigerators, kitchen ranges and washing machines); (2) an additional tax on the import tariff of imported vehicles; (3) and the proposal for amendment of the taxation system for the import of textiles. We believe that these measures will stimulate Brazilian demand for our resin products.

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

A variety of petrochemical companies have announced plans to build significant additional ethylene production capacity, primarily in the Middle East and Asia. According to IHS, 25.5 million tons of annual ethylene capacity are scheduled to be commissioned between 2012 and 2016. However, expansions of ethylene capacity are frequently subject to delays, and we cannot predict when the planned additional capacity will be commissioned, if at all.

The contraction of demand in the United States led thermoplastic resin producers in the United States to increase the volume of exports of their thermoplastic products in the second half of 2008, leading to greater price competition in the export markets that we serve, which led to a decline in margins available to us in our export sales of these resins. In 2009, this price competition from United States producers abated somewhat following the decision of resin producers in the United States to shut down, temporarily or permanently, a portion of their production capacity. However, international pricing pressures increased in 2010 and continued during 2011 as the price differential between naphtha and gas increased and producers using ethane and propane as raw materials were able to maintain competitive margins at sales prices lower than those required by some naphtha based producers. We believe that this pricing pressure will continue through 2012 as some ethylene production in the United States is converted from naphtha to more competitive feedstocks such as ethane, resulting in higher spreads and consequently new projects to increase ethylene capacities based on lighter feedstocks.

Based on historical growth of demand for polyethylene, polypropylene and PVC, we believe that the additional capacity introduced in the market in 2009, 2010 and 2011 will be absorbed by the market in the medium-term. However, we expect that the production generated by this increase in capacity may lead to continued pressure on prices in the international markets and an increase in competition from imports in the Brazilian markets, which could adversely affect our net sales revenues, gross margins and overall results of operations.

Effects of Fluctuations in Naphtha Prices

Fluctuations in the international market price of naphtha have significant effects on our costs of goods sold and the prices that we are able to charge our customers for our first and second generation products. Social unrest and changes in governing regimes in the Middle East, military actions in Libya and sanctions and other actions relating to Iran, have had and may continue to have negative effects on oil production and price volatility, consequently driving naphtha and petrochemical prices higher worldwide.

Effects on Cost of Sales

Naphtha is the principal raw material used by our Basic Petrochemicals Unit and, indirectly, in several of our other business units. Naphtha and condensate accounted for approximately 60.3% of the total cost of sales of our Basic Petrochemicals Unit during 2011. Naphtha accounted for approximately 48.6% of our direct and indirect consolidated cost of sales and services rendered during 2011.

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

Our contracts with Petrobras provides for naphtha prices based on a variety of factors, including the market prices of naphtha and other basic petrochemical derivatives, the volatility of the prices of these products in the international markets, the real/U.S. dollar exchange rate, and the level of paraffinicity of the naphtha that is delivered. We believe that these contracts have reduced the exposure of the cost of our first generation products to fluctuations in the Amsterdam-Rotterdam-Antwerp market price for naphtha.

The international price of naphtha has fluctuated significantly in the past, and we expect that it will continue to do so in the future. Significant increases in the price of naphtha and, consequently, the cost of producing our products, generally reduce our gross margins and our results of operations to the extent that we are unable to pass all of these increased costs on to our customers, and may result in reduced sales volumes of our products. Conversely, significant decreases in the price of naphtha and, consequently, the cost of producing our products, generally increase our gross margins and our results of operations and may result in increased sales volumes if this lower cost leads us to lower our prices. In periods of high volatility in the U.S. dollar price of naphtha, there is usually a lag between the time that the U.S. dollar price increases or decreases and the time that we are able to pass on increased, or required to pass on reduced, costs to our customers in Brazil. These pricing discrepancies decrease when the U.S. dollar price of naphtha is less volatile.

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

We negotiate the real prices for certain of our products, principally polyethylene, polypropylene and PVC, on a monthly basis with our domestic customers. We attempt to revise our prices to reflect (1) changes in the international market prices of these products, which tend to fluctuate in tandem with naphtha prices, and (2) the appreciation or depreciation of the real against the U.S. dollar. However, during periods of high volatility in international market prices or exchange rates, we are sometimes unable to fully reflect these changes in our prices in a prompt manner.

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

Significant increases in the international market prices of our petrochemical products and, consequently, the prices that we are able to charge, generally increase our net sales revenue and our results of operations to the extent that we are able to maintain our operating margins and increased prices do not reduce sales volumes of our products. Conversely, significant decreases in the international prices of our petrochemical products, and, consequently, the prices that we charge, generally reduce our net sales revenue and our results of operations if we are unable to increase our operating margins or these reduced prices do not result in increased sales volumes of our products.

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

	Year Ended December 31,
	2011	2010	2009

Ethylene	83%	89%(1)	89%
Polyethylene	79	85(1)	88(2)
Polypropylene	82(3)	83(1)(4)	86
PVC	86	93	91

(1)   Giving effect to our consolidation of the results of Quattor as from May 1, 2010.

(2)   Giving effect to our consolidation of the results of Triunfo as from May 1, 2009.

(3)   Giving effect to our consolidation of the results of the acquired Dow polypropylene assets as from October 1, 2011.

(4)   Giving effect to our consolidation of the results of Braskem America as from April 1, 2010.

The utilization rate of our ethylene production capacity was adversely affected during 2010 as a result of programmed maintenance shutdowns of the Northeastern Complex’s Olefins 2 and Aromatics 2 units for 52 days in November and December 2010.

The utilization rate of our basic petrochemicals, polyolefins and vinyls plants in the Northeastern Complex and Alagoas was adversely affected during the first quarter of 2011 as a result of an interruption of the supply of energy in the north and northeast regions of Brazil. This power failure caused damage to our basic petrochemicals plants in the Northeastern Complex, which required us to undertake certain repairs to our plants and reduced the capacity utilization of these plants and the related plants of our Polyolefins Unit and our Vinyls Unit as we ramped up production to normal utilization levels following this power failure. We estimate that as a result of this power failure, production of ethylene was reduced by approximately 90,000 tons during the 2011, with consequent declines in production of polyethylene, polypropylene and vinyls products.

In addition, the utilization rate of our ethylene production capacity was adversely affected during 2011 as a result of programmed maintenance shutdowns of the Northeastern Complex’s Olefins 1 for 33 days in November and December 2011, the Southern Complex’s Olefins 2 for 31 days in October and November 2011 and the Rio de Janeiro Complex for 33 days in June, July and August 2011.

Effect of Sales Outside Brazil on Our Financial Performance

As a result of the Sunoco Chemicals Acquisition and the Dow Polypropylene Acquisition, we have significant production capacity located outside of Brazil and, consequently, our sales volume and revenue outside of Brazil has significantly increased. In addition, our sales outside of Brazil have increase as a result of our acquisition of Quattor, which has historically sold a greater percentage of its products outside of Brazil than we have.

During the past several years, as the relative cost of naphtha and gas as feedstocks for petrochemical crackers has diverged, many naphtha crackers, such as our company, have seen their margins come under increasing pressure as crackers using gas as a feedstock have become low-cost producers in the global markets. However, as gas crackers are unable to produce the co-products and byproducts that naphtha crackers generate, such as propylene, butadiene and BTX products, the prices of these products in the international markets have increased. In addition, lower operating rates at U.S oil refineries in 2011 reduced the availability of propylene in the international markets. As a result of the increased prices available for these co-products and byproducts, our net sales revenue from export sales of these products of substantially increased and we believe that this increase in net sales revenue from exports of these products will continue in future periods in which the relative competitiveness of cracker feedstocks is disrupted.

During the year ended December 31, 2011, 42.6% of our net sales revenue was derived from sales of our products outside Brazil as compared with 34.7% during 2010 and 27.4% during 2009. Net sales revenues derived from sales outside Brazil increased by 59.9% during the year ended December 31, 2011 and 99.8% during the year ended December 31, 2010.

During the year ended December 31, 2011, sales to customers in countries in the Americas (other than Brazil) accounted for 63.2% of our sales outside Brazil. During the year ended December 31, 2011, sales to customers in Europe accounted for 33.1% of our sales outside Brazil, and sales to customers in East Asia accounted for 3.7% of our sales outside Brazil. The increase in the proportion of sales to other countries in the Americas is primarily a result of our acquisition of Sunoco Chemicals, and to a lesser extent, Quattor, which sell a greater percentage of their products in these countries than we have historically sold.

Our ability to export to other countries is a function of the level of economic growth in these countries and other economic conditions, including prevailing inflation rates and interest rates. We believe that continued slow or negative growth in the global economy, coupled with the increase in global capacity in the petrochemical industry, may lead to reduced profitability of the global petrochemical industry, and consequently reduced margin for our products. In addition, reduced global demand for our products may impair our ability to export our products in response to a decline in domestic demand for these products.

The global economic slowdown since September 2008 had a negative effect on economic growth in Brazil and has had, and may continue to have, a negative effect on economic growth in the countries to which we export our products. Europe’s sovereign debt crisis adversely impacted the global financial system in the second half of 2011, leading to slowing demand for petrochemicals. In 2011, the Brazilian economy slowed and registered GDP growth of 2.7% as compared to 7.5% in 2010. Demand for thermoplastic resins remained relatively unchanged in 2011. Uncertainty persists regarding the pace of recovery in the global economy. The United States has shown signs of improvement; however, the potential intensification of the sovereign debt crisis in Europe, particularly Greece, Spain, Italy, Ireland and Portugal,, have led to increased uncertainty regarding the economic recovery in Europe. In addition, social unrest and changes in governing regimes and military actions in the Middle East, and sanctions and other actions relating to Iran, may lead to unpredictable effects on the global economy or the economies of the affected regions.

In December 2011, the Brazilian government implemented the program “Reintegra,” which has the objective of improving the competitiveness of Brazilian producers in the export markets by refunding the federal taxes levied on their export sales.  This program is set to expire at the end of December 2012. We believe that this program provides an incentive for us to increase our exports from Brazil during 2012.

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

The depreciation of the real  against the U.S. dollar generally increases the production cost for our products and we generally attempt to increase the Brazilian prices for our products in reais  (to the extent possible in light of then-prevailing market conditions in Brazil), which may result in reduced sales volumes of our products. To the extent that our price increases are not sufficient to cover the increased costs for raw materials, our operating margin decreases. Conversely, the appreciation of the real  against the U.S. dollar generally decreases the production cost for our products and we generally decrease the Brazilian prices for our products in reais, which may result in increased sales volumes of our products. In periods of high volatility in the real/U.S. dollar exchange rate, there is usually a lag between the time that the U.S. dollar appreciates or depreciates and the time that we are able to pass on increased, or are required to pass on reduced, costs in reais  to our customers in Brazil. These pricing discrepancies decrease when the real/U.S. dollar exchange rate is less volatile.

Our consolidated U.S. dollar-denominated indebtedness represented 63.2% of our outstanding indebtedness at December 31, 2011. As a result, when the real  depreciates against the U.S. dollar:

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

Export sales and sales by our International Business Unit, which enable us to generate receivables payable in foreign currencies, tend to provide a hedge against a portion of our U.S. dollar-denominated debt service obligations, but they do not fully match them. To further mitigate our exposure to exchange rate risk, we try, where possible, to enter into trade finance loans for our working capital needs, which funding is generally available at a lower cost because it is linked to U.S. dollar exports.

Effect of Level of Indebtedness and Interest Rates

At December 31, 2011, our total outstanding consolidated indebtedness, net of transaction costs, was R$15,163.9 million. The level of our indebtedness results in significant financial expenses that are reflected in our statement of operations. Financial expenses consist of interest expense, exchange variations of U.S. dollar- and other foreign currency-denominated debt, foreign exchange losses or gains, and other items as set forth in note 34 to our audited consolidated financial statements. In the year ended December 31, 2011, we recorded total financial expenses in the financial expenses line item of R$3,574.2 million, of which R$990.1 million consisted of interest expense, R$301.2 million consisted of expenses related to monetary variation on financing and R$1,659.8 million consisted of foreign exchange gains. The interest rates that we pay depend on a variety of factors, including prevailing Brazilian and international interest rates and risk assessments of our company, our industry and the Brazilian economy made by potential lenders to our company, potential purchasers of our debt securities and the rating agencies that assess our company and its debt securities.

Standard & Poor’s, Moody’s and Fitch maintain ratings of our company and our debt securities. On a global basis, Standard & Poor’s maintains a local currency rating for our company of “BBB— (stable)” and a foreign currency rating for our company of “BBB— (stable),” Moody’s maintains a local currency rating for our company of “Baa3 (stable)” and a foreign currency rating for our company of “Baa3 (stable)” and Fitch maintains a local currency rating for our company of “BBB-/Stable Outlook” and a foreign currency rating for our company of “BBB-/Stable Outlook.” Any ratings downgrades in the future would likely result in increased interest and other financial expenses relating to borrowings and debt securities and could adversely affect our ability to obtain such financing on satisfactory terms or in amounts required by us.

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

We are exempt from corporate income tax on the profits arising from the sale of PVC manufactured at our Alagoas plant until June 2019. In addition, we are entitled to pay only 25% of the statutory income tax rate on the profits arising from the sale of:

•       polyethylene manufactured at one of our polyethylene plants in the Northeastern Complex and basic petrochemical products manufactured in the Northeastern Complex until December 31, 2012;

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

Due to operating losses sustained by us in the past, we had R$545.1 million of deferred tax assets arising from tax loss carryforwards available at December 31, 2011. Income tax loss carryforwards available for offset in Brazil do not expire. However, the annual offset is limited to 30% of our adjusted net profits. This limit also affects the Social Contribution on Net Income (Contribuição Social Sobre o Lucro Líquido), or CSLL.

Our export sales are currently exempt from (1) the Social Integration Program (Programa de Integração Social), or PIS, a federal value-added tax, (2) the Contribution for Social Security Financing (Contribuição para Financiamento  da Seguridade Social), or COFINS, a federal value-added tax, (3) the Tax on Industrial Products (Imposto sobre Produtos Industrializados), or IPI, a federal value-added tax on industrial products, and (4) ICMS.

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

Recent Developments

The following is a summary of major transactions entered into, and other developments affecting, our company since December 31, 2011.

Reopening of 5.75% Notes due 2021

In February 2012, we issued and sold US$250.0 million aggregate principal amount of our 5.75% Notes due 2021. The notes were issued as a reopening of our US$750.0 million 5.75% Notes due 2021, which were originally issued in April 2011.  Interest on these notes is payable semi-annually in arrears in April and October of each year and the notes mature on April 15, 2021. We used the proceeds of such offering to prepay a portion of our short-term and long-term indebtedness.

Reopening of 7.375% Perpetual Bonds

In February 2012, we issued and sold US$250.0 million aggregate principal amount of our 7.375 Perpetual Bonds. The bonds were issued as a reopening of our US$450.0 million 7.375% Perpetual Bonds, which were originally issued in October 2010.  Interest on these notes is payable quarterly in arrears in January, April, July and October of each year. We used the proceeds of such offering to prepay a portion of our short-term and long-term indebtedness.

Split Off of Petroquisa’s interest in BRK and Merger of Petroquisa into Petrobras

On January 27, 2012, OSP, Petrobras and Petroquisa approved a partial split off (cessão) in which BRK transferred a portion of its shares of our company to Petrobras and Petroquisa in proportion to the amount of their respective investments in BRK. The remaining shares were retained by BRK, which became a wholly-owned subsidiary of OSP.

On the same date, the shareholders of Petrobras voted to merge its subsidiary Petroquisa into Petrobras. This merger did not affect the level of Petrobras’s direct and indirect ownership in Braskem.

Recent Changes to Brazilian Regulations Applicable to Export Prepayment Financings

On March 1, 2012, the Brazilian government issued new regulations effective immediately relating to new export prepayment financings, limiting the tenor of these financings to 360 days and excluding financial institutions as eligible lenders. Exporters may continue to obtain long-term financing from foreign financial institutions, but these financings will not benefit from the reduced IOF/Exchange Tax applicable to the conversion of foreign currency into reais  related to borrowings under export prepayment financings and will no longer be subject to an exemption on withholding tax for interest. These changes have no effect on export prepayment financings that were entered into prior to March 1, 2012.

Although export prepayment facilities have historically accounted for an important part of our financing strategy (on December 31, 2011, the aggregate outstanding amount under our export prepayment facilities totaled R$1,781.3 million), they currently account for only 11.7% of our outstanding indebtedness. While we continue to analyze the possibility of using export prepayments in the future, we do not believe that our future funding sources will be materially constrained by the new regulations due to the availability of alternative financing sources.

Results of Operations

The following discussion of our results of operations is based on our consolidated financial statements prepared in accordance with IFRS.

As a result of our acquisition of control of Quattor, we have consolidated the results of Quattor and its subsidiaries into our financial statements as from May 1, 2010. As a result of our acquisition of control of Unipar Comercial, we consolidated the results of Unipar Comercial into our financial statements as from May 1, 2010 until its merger with QuantiQ on January 3, 2011. As a result of our acquisition of control of Polibutenos, we consolidated the results of Polibutenos into our financial statements as from May 1, 2010. On September 1, 2010, Polibutenos and Quattor Química merged with and into Quattor. We have included the results of the basic petrochemicals operations of Quattor, RioPol and their subsidiaries in our Basic Petrochemicals segment as from the date on which the respective financial statements of these companies have been consolidated into our financial statements, and we have included the results of the polyolefins operations of Quattor, Quattor Química (which has merged with and into Quattor), RioPol, Braskem Petroquímica (formerly known as Quattor Petroquímica), and Polibutenos  (which has merged with and into Quattor) and their subsidiaries in our Polyolefins segment as from the date on which the respective financial statements of these companies have been consolidated into our financial statements.

As a result of our acquisition of Braskem America, we have fully consolidated the results of Braskem America and its subsidiaries into our financial statements as from April 1, 2010 and included the results of Braskem America in our International Business segment as from such date.

As a result of our acquisition of the polypropylene business of Dow, we have fully consolidated the results of this business into our financial statements as from October 1, 2011 and included the results of this business in our International Business segment as from such date.

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

	Year Ended December 31, 2011
	Net sales revenue	Cost of sales and services rendered	Gross profit	Selling, general, administrative and distribution expenses	Equity in results of investees	Gain from business combinations	Other operating income (expense), net(1)	Operating profit
	(in millions of reais)

Basic Petrochemicals	R$23,080.9	R$(20,874.4)	R$2,206.5	R$(564.5)	R$—	R$—	R$(10.7)	R$1,631.3
Polyolefins	12,710.7	(11,589.6)	1,121.1	(818.6)	—	—	15.1	317.6
International Business	3,427.5	(3,276.4)	151.1	(145.4)	—	—	(21.0)	(15.3)
Vinyls	1,730.9	(1,608.1)	122.8	(146.4)	—	—	(32.1)	(55.7)
Chemical Distribution	774.9	(631.5)	143.4	(93.6)	—	—	7.0	56.8
Total segments	41,724.9	(37,980.0)	3,744.9	(1,768.5)	—	—	(41.7)	1,934.7
Other segment(2)	270.5	(216.0)	54.5	(74.3)	—	—	40.3	20.5
Corporate unit(3)	—	—	—	(7.1)	(1.4)	—	(75.6)	(84.1)
Reclassifications and eliminations(4)	(8,819.2)	8,878.0	58.8	—	—	—	—	58.8
Consolidated	R$33,176.2	R$(29,318.0)	R$3,858.2	R$(1,849.9)	R$(1.4)	R$—	R$(77.0)	R$1,929.9

	Year Ended December 31, 2010
	Net sales revenue	Cost of sales and services rendered	Gross profit	Selling, general, administrative and distribution expenses	Equity in results of investees	Gain from business combinations	Other operating income (expense), net(1)	Operating profit
	(in millions of reais)

Basic Petrochemicals	R$17,794.6	R$(15,517.0)	R$2,277.6	R$(580.0)	R$—	R$—	R$(49.5)	R$1,648.1
Polyolefins	11,386.5	(9,880.8)	1,505.7	(645.3)	—	—	(20.1)	840.3
International Business	1,697.8	(1,558.0)	139.8	(67.0)	—	—	(20.4)	52.4
Vinyls	1,799.3	(1,605.9)	193.4	(141.0)	—	—	0.0	52.5
Chemical Distribution	777.9	(658.5)	119.5	(87.1)	—	—	2.7	35.1
Total segments	33,456.2	(29,220.2)	4,236.0	(1,520.3)	—	—	(87.3)	2,628.4
Other segment(2)	548.2	(450.3)	97.9	(77.0)	—	—	(0.3)	20.6
Corporate unit(3)	—	—	—	(91.5)	20.3	975.3	(87.2)	816.8
Reclassifications and eliminations(4)	(8,509.6)	8,258.8	(250.9)	—	—	—	—	(250.9)
Consolidated	R$25,494.8	R$(21,411.8)	R$4,083.0	R$(1,688.9)	R$20.3	R$975.3	R$(174.8)	R$3,215.0

	Year Ended December 31, 2009
	Net sales revenue	Cost of sales and services rendered	Gross profit	Selling, general, administrative and distribution expenses	Equity in results of investees	Gain from business combinations	Other operating income (expense), net(1)	Operating profit
	(in millions of reais)

Basic Petrochemicals	R$11,325.4	R$(9,861.1)	R$1,464.3	R$(379.2)	R$—	R$—	R$61.3	R$1,146.3
Polyolefins	7,412.4	(6,674.8)	737.6	(583.7)	—	—	6.3	160.2
Vinyls	1,613.4	(1,580.6)	32.8	(153.8)	—	—	13.6	(107.4)
Chemical Distribution	567.2	(488.5)	78.7	(60.5)	—	—	1.3	19.5
Total segments	20,918.3	(18,604.9)	2,313.4	(1,177.3)	—	—	82.5	1,218.6
Other segment(2)	551.8	(491.2)	60.6	(60.5)	—	—	2.2	2.4
Corporate unit(3)	—	—	—	(10.2)	3.2	102.1	(144.1)	(49.0)
Reclassifications and eliminations(4)	(5,334.1)	5,566.4	232.3	—	—	—	—	232.3
Consolidated	R$16,136.1	R$(13,529.7)	R$2,606.4	R$(1,247.9)	R$3.2	R$102.1	R$(59.4)	R$1,404.3

_______________________________________

(1)   Includes research and development.

(2)   Represents jointly-controlled companies accounted for under the proportional consolidation method (i.e., RPR, Propilsur and Polimerica), Braskem ldesa S.A.P.I., Cetrel and our revenue and expenses related to sales of cyclohexane and cyclohexanone.

(3)   Represents expenses of Braskem that are not allocated to any particular segment.

(4)   Eliminations consist primarily of intersegment sales, which are made on an arm's-length basis. Reclassifications consist primarily of revenues arising from the provision of services which are reported as “other operating income (expenses), net” by the operating segments and as “net sales revenue” in the consolidated financial statement.

In the following discussion, references to increases or decreases in any period are made by comparison with the corresponding prior period, except as the context otherwise indicates.

Year Ended December 31, 2011 Compared with Year Ended December 31, 2010

The following table sets forth consolidated financial information for the years ended December 31, 2011 and 2010.

	Year Ended December 31,
	2011	2010	% Change
	(in millions of reais)

Net sales revenue	R$33,176.2	R$25,494.8	30.1
Cost of sales and services rendered	(29,318.0)	(21,411.8)	36.9
Gross profit	3,858.2	4,083.0	(5.5)
Selling expenses	(343.7)	(383.5)	(10.4)
Distribution expenses	(480.5)	(335.5)	43.2
General and administrative expenses	(1,025.7)	(969.9)	5.8
Research and development expenses	(99.1)	(78.8)	25.8
Equity in results of investees	(1.4)	20.3	(106.9)
Business combination	—	975.3	(100.0)
Other operating (expenses) income, net	22.1	(96.0)	n.m.
Operating profit before financial result	1,929.9	3,215.0	(40.0)
Financial expenses	(3,574.2)	(1,696.9)	110.6
Financial income	769.3	369.4	108.3
Profit (loss) before income tax and social contribution	(875.0)	1,887.4	(146.4)
Income tax and social contribution	358.2	2.0	17,810.0
Net income (loss)	R$(516.8)	R$1,889.5	(127.4)

____________________________

n.m.:  Not meaningful.

Net Sales Revenue

Net sales revenue increased by 30.1% during 2011, primarily as a result of (1) a 29.7% increase in net sales revenue of our Basic Petrochemicals segment, (2) a 101.9% increase in net sales revenue of our International Business segment, which we have consolidated in our results as from April 1, 2010, and (3) an 11.6% increase in net sales revenue of our Polyolefins segment. Reclassifications and eliminations of net sales revenues of our segments in consolidation, primarily reflecting intercompany sales of basic petrochemicals by our Basic Petrochemicals segment to our other segments, increased by 3.6% during 2011.

Net Sales Revenue of Basic Petrochemicals Segment

Net sales revenue of the Basic Petrochemicals segment increased by 29.7% during 2011, primarily as a result of (1) our consolidation of the results of Quattor and RioPol as from May 1, 2010, which generated net sales revenue of R$4,909.7 million during 2011 compared to R$3,454.8 million during the eight-month period ended December 31, 2010 (the period of 2010 during which we consolidated the results of Quattor and RioPol), (2) a 14.3% increase in net sales revenue generated by sales of basic petrochemicals (which exclude condensate, fuels, intermediates and utilities) to third parties by our legacy basic petrochemicals operations to R$6,444.0 million during 2011 from R$5,637.9 million during 2010, and (3) a 9.0% increase in net sales revenue generated by sales of basic petrochemicals to our other business units by our legacy basic petrochemicals operations to R$6,098.3 million during 2011 from R$5,593.0 million during 2010.

Net sales revenue generated by sales of:

•       naphtha and condensate increased by 121.5% to R$4,356.1 million during 2011 from R$1,966.2 million during 2010, primarily as a result of (1) the unscheduled shutdown of our basic petrochemicals plants in the Northeastern Complex as a result of a power failure on February 4, 2011 that affected most of the northeastern region of Brazil, including our basic petrochemical plants in the Northeastern Complex, which reduced our consumption of naphtha and required us to resell naphtha that we were committed to purchase on international market, and (2) the 30.6% increase in the average Amsterdam-Rotterdam-Antwerp market price of naphtha in U.S. dollars to US$931.1 during 2011 compared to US$712.9 during 2010;

•       intermediates, including cumene, which we did not produce or sell prior to the acquisition of the Quattor Companies, was R$766.6 million during 2011 compared to R$426.5 million during the eight-month period ended December 31, 2010;

•       fuels increased by 13.1% to R$1,048.0 million during 2011 from R$926.7 million during 2010, primarily as a result of a 20.5% increase in net sales revenue generated by sales of automotive gasoline during 2011, the effects of which were partially offset by a 43.3% decline in net sales revenue generated by domestic sales of fuels (other than automotive gasoline); and

•       utilities, including sales of utilities to our other segments, increased by 3.1% to R$383.9 million during 2011 from R$372.3 million during 2010.

The most significant factors contributing to the increase of net sales revenue generated by sales of basic petrochemicals to third parties were (1) a R$530.4 million, or 52.2%, increase in net sales revenue generated by sales of butadiene, (2) a R$322.1 million, or 33.3%, increase in net sales revenue generated by sales of ethylene to third parties, and (3) a R$185.2 million, or 9.1%, increase in net sales revenue generated by sales of BTX products to third parties.

Sales volume of ethylene to third parties, substantially all of which is sold in the domestic market, increased by 185.5% to approximately 1,279,700  tons, including approximately 187,100 tons sold by Quattor and RioPol during 2011, from approximately 448,300 tons during 2010, including approximately 148,600 tons sold by Quattor and RioPol during the eight-month period ended December 31, 2010. Domestic sales volume of ethylene to third parties by our legacy basic petrochemicals operations increased by 5.0% during 2011, principally due to the unscheduled shutdown of our basic petrochemicals plants in the Northeastern Complex as a result of a power failure on February 4, 2011 that affected most of the northeastern region of Brazil and which required us to undertake certain repairs to our plants and reduced the capacity utilization of these plants as we ramped up production to normal utilization levels following this power failure. The average prices that we realized for sales of ethylene increased primarily as a result of the 19.7% increase in the average Western Europe contract price of ethylene in euros, as reported by IHS.

Sales volume of propylene to third parties declined by 22.7% to approximately 373,300 tons, including approximately 4,300 tons sold by Quattor and RioPol during 2011, from approximately 482,700 tons during 2010. Domestic sales volume of propylene to third parties by our legacy basic petrochemicals operations declined by  33.8% to approximately 213,400 tons during 2011 from approximately  322,300 tons during 2010, principally due to (1) the reclassification of sales of propylene by our Basic Petrochemicals segment to Quattor and its subsidiaries as intercompany sales as from May 1, 2010 as a result of our acquisition of Quattor, and (2) the unscheduled shutdown of our basic petrochemicals plants in the Northeastern Complex as a result of a power failure on February 4, 2011 that affected most of the northeastern region of Brazil. Export sales volume of propylene declined by 3.0% during 2011, principally due to the reduced volume of propylene available for export as a result of the unscheduled shutdown of our basic petrochemicals plants in the Northeastern Complex. The average prices that we realized for sales of propylene increased primarily as a result of (1) the 19.6% increase in the average Western Europe contract price of propylene in euros, as reported by IHS, and (2) the 23.6% increase in the average North American contract price of propylene in U.S. dollars, as reported by IHS, and the effects of the 4.8% average depreciation of the real against the U.S. dollar.

Sales volume of butadiene to third parties increased by 3.0% to approximately 311,500 tons, including approximately 75,900 tons sold by Quattor and RioPol during 2011, from approximately 302,500 tons during 2010, including approximately 52,100 tons sold by Quattor and RioPol during the eight-month period ended December 31, 2010. Domestic sales volume of butadiene to third parties by our legacy basic petrochemicals operations increased by 2.6% to approximately 177,100 tons during 2011 from approximately 172,500 tons during 2010, principally due to increased domestic demand for this product. Export sales volume of butadiene declined by 24.7% during 2011, principally due to the reduced volume available for export as a result of the unscheduled shutdown of our basic petrochemicals plants in the Northeastern Complex. The average prices that we realized for sales of butadiene increased primarily as a result of the 56.4% increase in the average U.S. Gulf contract price of butadiene in U.S. dollars, as reported by IHS, and the effects of the average depreciation of the real  against the U.S. dollar.

The principal factors leading to the increase in net sales revenue generated by sales of BTX products to third parties were the 40.8% increase in net sales revenue generated by sales of toluene to third parties and the 20.2% increase in net sales revenue generated by sales of para-xylene to third parties.

Sales volume of toluene to third parties increased by 20.8% to approximately 168,300 tons, including approximately 62,300 tons sold by Quattor and RioPol during 2011, from approximately 139,400 tons during 2010, including approximately 33,200 tons sold by Quattor and RioPol during the eight-month period ended December 31, 2010, principally due to our decision to sell toluene instead of using it to produce benzene and para-xylene. The average prices that we realized for sales of touluene increased primarily as a result of the 32.4% increase in the average North American contract market price of toluene in U.S. dollars, as reported by IHS, and the effects of the average depreciation of the real  against the U.S. dollar.

Sales volume of para-xylene to third parties, all of which is sold in the export market, declined by 19.7% to approximately 138,400 tons, from approximately 172,400 tons during 2010, principally due to industrial and operational problems that affected production. The average prices that we realized for sales of para-xylene increased primarily as a result of the 49.4% increase in the average North American contract market price of para-xylene in U.S. dollars, as reported by IHS, and the effects of the average depreciation of the real  against the U.S. dollar.

Net Sales Revenue of Polyolefins Segment

Net sales revenue of the Polyolefins segment increased by 11.6% during 2011, primarily as a result of (1) our consolidation of the results of Quattor, RioPol and Braskem Petroquímica as from May 1, 2010, the polyolefins operations of which generated net sales revenue of R$4,282.9 million during 2011 compared to R$3,009.0 million during the eight-month period ended December 31, 2010 (the period of 2010 during which we consolidated the results of Quattor, RioPol and Braskem Petroquímica), and (2) a 13.9% increase in net sales revenue generated by sales of polypropylene by our legacy polyolefins operations. The effects of these factors was partially offset by a 7.2% decline in net sales revenue generated by sales of polyethylene by our legacy polyolefins operations primarily attributable to the unscheduled shutdown  of our basic petrochemicals plants in the Northeastern Complex, which reduced the available supply of ethylene, and our polyolefins plants in the Northeastern Complex, both as a result of a power failure on February 4, 2011 that affected most of the northeastern region of Brazil and which required us to undertake certain repairs to our plants and reduced the capacity utilization of these plants as we ramped up production to normal utilization levels following this power failure.

Sales volume of polypropylene increased by 13.8% to approximately 1,571,500 tons, including approximately  584,200 tons sold by Quattor, RioPol and Braskem Petroquímica, during 2011 from approximately 1,380,800 tons during 2010, including approximately  320,500 tons sold by Quattor, RioPol and Braskem Petroquímica during the eight-month period ended December 31, 2010. Domestic sales volume of polypropylene by our legacy polyolefins operations decreased by 0.4% during 2011. Export sales volume of polypropylene by our legacy polyolefins operations increased by 21.8% as a result of the increased volume of polypropylene available for export, which was reduced during 2010 as a result of a scheduled maintenance shutdown of one of our plants. The average prices that we realized for sales of polypropylene increased primarily as a result of the 16.2% increase in the average Southeast Asian spot market prices of polypropylene in U.S. dollars, as reported by IHS, and the effects of the average depreciation of the real against the U.S. dollar.

Sales volume of polyethylene increased by 2.8% to approximately 2,300,700 tons, including approximately  843,000 tons sold by Quattor, RioPol and Braskem Petroquímica, during 2011 from approximately 2,237,000 tons during 2010, including approximately  406,800 tons sold by Quattor, RioPol and Braskem Petroquímica during the eight-month period ended December 31, 2010. Domestic sales volume of polyethylene by our legacy polyolefins operations declined by 9.4% during 2011, principally as a result of the unscheduled shutdown of our basic petrochemicals plants in the Northeastern Complex, which reduced the available supply of ethylene, and our polyolefins plants in the Northeastern Complex, both as a result of a power failure on February 4, 2011 that affected most of the northeastern region of Brazil. Export sales volume of polyethylene by our legacy polyolefins operations declined by 10.9% during 2011, principally due to the reduced volume of polyethylene available for export as a result of the unscheduled shutdown of our basic petrochemicals and polyolefins plants in the Northeastern Complex. The average prices that we realized for sales of polyethylene increased primarily as a result of the 8.9%, 9.2% and 9.7% increases in the average North American contract prices in U.S. dollars, as reported by IHS, of HDPE, LLDPE and LDPE, respectively, and the effects of the average depreciation of the real against the U.S. dollar.

Net Sales Revenue of International Business Segment

Net sales revenue of the International Business segment, which we have consolidated in our results as from April 1, 2010 following the Sunoco Chemical Acquisition and includes the results of our “green” polyethylene operations, which commenced production in September 2010, and the propylene business of Dow which we have consolidated in our results as from October 2011, increased by 101.9% during 2011. Sales volume of polypropylene by our International Business Unit increased by 58.9% to approximately 1,016,800 tons during 2011 from approximately 639,900 tons during the nine-month period ended December 31, 2010 (the period of 2010 during which we consolidated the results of Braskem America). The average prices that we realized for sales of polypropylene by our International Business Unit increased primarily as a result of the 23.6% increase in the average North American contract price of propylene in U.S. dollars, as reported by IHS, and the effects of the average depreciation of the real against the U.S. dollar.

Net Sales Revenue of Vinyls Segment

Net sales revenue of the Vinyls segment declined by 3.8% during 2011, primarily as a result of a 4.9% decline in net sales revenue generated by sales of PVC and an 81.7% decline in net sales revenue generated by sales of EDC, the effects of which were partially offset by a 13.3% increase in net sales revenue generated by sales of caustic soda.

Sales volume of PVC, substantially all of which we sold in the domestic market during 2011 and 2010, declined by 4.1% to approximately 484,400 tons during 2011 from approximately 505,000 tons during 2010, primarily as a result of the unscheduled shutdown of our basic petrochemicals plants in the Northeastern Complex and our vinyls plants as a result of a power failure on February 4, 2011 that affected most of the northeastern region of Brazil. The average prices that we realized for sales of PVC declined primarily as a result of the average depreciation of the real  against the U.S. dollar, the effects of which were partially offset by the 7.7% increase in the average Northeast Asian spot market prices of PVC in U.S. dollars, as reported by IHS.

Sales volume of EDC, which we do not sell in the domestic market, declined by 73.6% to approximately 23,600 tons during 2011 from approximately 89,200 tons during 2010, primarily as a result of (1) the unscheduled shutdown of our basic petrochemicals plants in the Northeastern Complex and our vinyls plants as a result of a power failure on February 4, 2011 that affected most of the northeastern region of Brazil, and (2) an unscheduled shutdown at our Alagoas chlor-alkali plant for 23 days as a result of casualty incidents on May 21, 2011 and May 23, 2011. As a result of these factors, we did not sell EDC to third parties during the second or third quarter of 2011. The average prices that we realized for sales of EDC declined primarily as a result of the 8.7% decline in the average Northeast Asian spot market prices of EDC in U.S. dollars, as reported by IHS, the effects of which were partially offset by the average depreciation of the real against the U.S. dollar.

Sales volume of caustic soda, substantially all of which we sold in the domestic market during 2011 and 2010, declined by 11.4% to approximately 422,100 tons during 2011 from approximately 476,200 tons during 2010, primarily as a result of (1) the unscheduled shutdown of our basic petrochemicals plants in the Northeastern Complex and our vinyls plants as a result of a power failure on February 4, 2011 that affected most of the northeastern region of Brazil, and (2) an unscheduled stoppage at our Alagoas chlor-alkali plant for 23 days as a result of casualty incidents on May 21, 2011 and May 23, 2011. The average prices that we realized for sales of caustic soda increased primarily as a result of the 49.8% increase in the average North American spot market prices of caustic soda in U.S. dollars, as reported by IHS, and the effects of the average depreciation of the real against the U.S. dollar.

Net Sales Revenue of Chemical Distribution Segment

Net sales revenue of the Chemical Distribution segment declined by 0.4% during 2011, principally reflecting our sale of Varient in June 2010 as a result of which we no longer consolidate its sales of polymers in our financial statements, which accounted for net sales revenue of R$60.6 million during 2010, the effects of which were partially offset our consolidation of the results of Unipar Comercial in this segment as from May 1, 2010 and the improved net sales revenue from sales of solvents and general purpose chemicals. Net sales revenue from sales of solvents increased by 17.0% during 2011, primarily as a result of increases in prices of the solvents that we distribute and a 0.6% increase in sales volume of solvents to approximately 194,200 tons 2011 from approximately 193,100 tons during 2010. Net sales revenue from sales of general purpose chemicals increased by 23.1% during 2011, primarily as a result of a 24.7% increase in the sales volume of general purpose chemicals to approximately 114,900 tons during 2011 from approximately 92,100 tons during 2010, driven primarily by a 75.7% increase in sales volume of intermediates and a 25.6% increase in sales volume of process oils.

Cost of Sales and Services Rendered and Gross Profit

Cost of sales and services rendered increased by 36.9% during 2011, primarily as a result of (1) a 34.5% increase in the cost of sales and services rendered of the Basic Petrochemicals segment, (2) a 110.3% increase in cost of sales and services rendered of our International Business segment, which we have consolidated in our results as from April 1, 2010, and (3) a 17.3% increase in the cost of sales and services rendered of the Polyolefins segment. Reclassifications and eliminations of cost of sales and services rendered of our segments in consolidation, primarily reflecting the costs of basic petrochemicals purchases by our Polyolefins and Vinyls segments from our Basic Petrochemicals segment, increased by 7.5% during 2011.

Consolidated gross profit declined by 5.5% during 2011. Gross margin (gross profit as a percentage of net sales revenue) declined to 11.6% during 2011 from 16.0% during 2010.

Cost of Sales and Services Rendered of Basic Petrochemicals Segment

Cost of sales and services rendered of the Basic Petrochemicals segment increased by 34.5% during 2011, primarily as a result of  (1) our consolidation of the results of Quattor and RioPol as from May 1, 2010, the basic petrochemicals operations of which recorded cost of sales and services of R$4,340.1 million during 2011 compared to R$2,989.7 million during the eight-month period ended December 31, 2010 and (2) the effects of the 30.6% increase in the average Amsterdam-Rotterdam-Antwerp market price of naphtha in U.S. dollars to US$931.1 during 2011 compared to US$712.9 during 2010, and the effects of the average depreciation of the real  against the U.S. dollar. Naphtha and condensate accounted for 60.3% of the Basic Petrochemicals segment’s cost of sales and services rendered during 2011 and 66.4% during 2010.

Gross profit of the Basic Petrochemicals segment declined by 3.1% during 2011 and gross margin declined to 9.6% during 2011 from 12.8% during 2010.

Cost of Sales of Polyolefins Segment

Cost of sales of the Polyolefins segment increased by 17.3% during 2011, primarily as a result of (1) our consolidation of the results of Quattor, RioPol and Braskem Petroquímica as from May 1, 2010, the polyolefins operations of which recorded cost of sales and services of R$3,995.4 million during 2011 and R$2,631.6 million during the eight-month period ended December 31, 2010, (2) the effects on our Polyolefins Unit’s average cost of ethylene of the 19.7% increase in the average Western Europe contract price of ethylene in euros, as reported by IHS, (3) the effects on our Polyolefins Unit’s average cost of propylene of the 19.6% increase in the average Western Europe contract price of propylene in euros, as reported by IHS. The effects of these increases were partially offset by a 4.8% decline in the total sales volume of our Polyolefins segment’s legacy polyolefins operations. Gross profit of the Polyolefins segment declined by 25.5% during 2011, and gross margin declined to 8.8% during 2011 from 13.2% during 2010.

Cost of Sales of International Business Segment

Cost of sales of the International Business segment, which we have consolidated in our results as from April 1, 2010 following the Sunoco Chemical Acquisition and includes the results of our “green” polyethylene operations, which commenced production in September 2010, and the propylene business of Dow which we have consolidated in our results as from October 2011, increased by 110.3% during 2011, primarily as a result of (1) the 58.9% increase in polypropylene sales volume recorded by this segment, and (2) the effects on our International Business unit’s average cost of propylene of the 23.6% increase in the average North American contract price of propylene in U.S. dollars, as reported by IHS, and the effects of the average appreciation of the real against the U.S. dollar.

Gross profit of the International Business segment increased by 8.1% during 2011, while gross margin declined to 4.4% during 2011 from 8.2% during 2010.

Cost of Sales of Vinyls Segment

Cost of sales of the Vinyls segment increased by 0.1% during 2011, primarily due to (1) an increase in the average cost of ethylene during the period in which we manufactured the products sold during 2011 compared to the period in which we manufactured the products sold during 2010, and (2) an increase in the average cost of energy during the period in which we manufactured the products sold during 2011 compared 2010. The effects of these increases were partially offset by an 11.9% decline in the total sales volume of our Vinyls Unit.

Gross profit of the Vinyls segment declined by 36.5% during 2011, while gross margin declined to 7.1% during 2011 from 10.7% during 2010.

Cost of Sales of Chemical Distribution Segment

Cost of sales of the Chemical Distribution segment declined by 4.1% during 2011, primarily as a result of the 4.2% decline in sales volume of this segment. Gross profit of the Chemical Distribution segment increased by 20.0% during 2011, while gross margin increased to 18.5% during 2011 from 15.4% during 2010.

Selling Expenses

Selling expenses declined by 10.4% during 2011, primarily as a result of a decline in selling expenses of our other operations as a result of our implementation of a program to increase the efficiency of our sales function including a reduction of our sales force. The effects of this decline were partially offset by our consolidation of the results of Quattor, RioPol and Braskem Petroquímica as from May 1, 2010, which increased our selling expenses by R$95.5 million during 2011 as compared to R$123.1 million, which includes the distribution expenses of Quattor, RioPol and Braskem Petroquímica, during the five-month period between May 1, 2010 and September 30, 2010. Selling expenses as a percentage of net sales revenue declined to 1.5% during 2011 from 1.9% during 2010.

Distribution Expenses

Distribution expenses increased by 43.2% during 2011, primarily as a result of our consolidation of the results of Quattor, RioPol and Braskem Petroquímica as from May 1, 2010, which increased our distribution expenses by R$146.2 million during 2011 as compared to R$32.2 million during the five-month period between May 1, 2010 and September 30, 2010. The distribution expenses of Quattor, RioPol and Braskem Petroquímica during the three-month period between October 1, 2010 and December 31, 2010 were included in selling expenses of this period, consistent with the accounting policies of these companies prior to our acquisition of these companies. Distribution expenses as a percentage of net sales revenue increased to 1.4% during 2011 from 1.3% during 2010.

General and Administrative Expenses

General and administrative expenses increased by 5.8% during 2011, primarily as a result of  (1) our consolidation of the results of Quattor, RioPol and Braskem Petroquímica as from May 1, 2010, which increased our general and administrative expenses by R$147.8 million during 2011 as compared to R$149.1 million during the eight-month period ended December 31, 2010, (2) our consolidation of the results of Braskem America as from April 1, 2010, which increased our general and administrative expenses by R$64.4 million during 2011 as compared to R$54.2 million during the nine-month period ended December 31, 2010, and (3) increased general and administrative expenses of our Chemical Distribution segment. General and administrative expenses as a percentage of net sales revenue declined to 3.1% during 2011 from 3.8% during 2010.

Research and Development Expenses

Research and development expenses increased by 25.8% during 2011, primarily as a result of our consolidation of the results of our International Business segment as from April 1, 2010, which operates the Braskem America Technology Center located in Pittsburgh, Pennsylvania. Research and development expenses as a percentage of net sales revenue remained stable at 0.3% during 2011 and 2010.

Equity in Results of Investees

Equity in results of investees was a loss of R$1.4 million in 2011 compared to a gain of R$20.3 million in 2010, primarily as a result of  (1) an 84.4% decline in equity in the results of associated companies to R$3.3 million during 2011 from R$21.2 million during 2010, principally due to lower net income recorded by Borealis Brasil S.A. and the full consolidation of Cetrel as from June 30, 2011, based on our reassessment of our rights under the by-laws of Cetrel which we now believe establish our control of Cetrel, and (2) a 94.1% decline in equity in the results of subsidiaries and jointly-controlled companies to R$0.2 million during 2011 from R$3.4 million during 2010, principally due to adjustments in the equity result of Braskem America and Quattor, which we did not record during 2011.

Gain from Business Combinations

Gains from business combinations were R$975.3 million in 2010. Gains from business combinations in 2010 consisted of a R$841.5 million bargain purchase gain related to our acquisition of Quattor, a R$126.1 million bargain purchase gain related to our acquisition of Braskem America and a R$7.7 million bargain purchase gain related to our acquisition of Unipar Comercial. We did not record gains from business combinations in 2011.

Other Operating Income (Expenses), Net

Other operating income, net was R$22.1 million during 2011, primarily consisting of:

•      gains related to judicial and administrative proceedings in the amount of R$152.2 million;

•      expenses related to inventory adjustments and losses on changes in raw materials of R$14.4 million;

•      losses on the sale of property, plant and equipment and investment of R$37.1 million;

•      write-offs of obsolete raw materials and machinery of R$52.6 million; and

•      depreciation expenses of R$20.7 million related to idle plants.

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

Operating Income

As a result of the foregoing:

•       operating income of the Basic Petrochemical segment declined by 1.0% to R$1,631.3 million during 2011 from R$1,648.1 million during 2010, and the operating margin of the Basic Petrochemical segment declined to 7.1% during 2011 from 9.3% during 2010;

•       operating income of the Polyolefins segment declined by 62.2% to R$317.6 million during 2011 from R$840.3 million during 2010, and the operating margin of the Polyolefins segment declined to 2.5% from 7.4% during 2010;

•       operating loss of the Vinyls segment was R$55.7 million during 2011 compared to operating income of R$52.5 million during 2010, and the negative operating margin of the Vinyls segment was 3.2% during 2011 compared to an operating margin of 2.9% during 2010;

•       operating loss of the International Business segment was R$15.3 million during 2011 compared to operating income of R$52.4 million during 2010, reflecting our consolidation of the results of Braskem America as from April 1, 2010, and the negative operating margin of the International Business segment was 0.4% during 2011 compared to an operating margin of 3.1% during 2010; and

•       operating income of the Chemical Distribution segment increased by 61.8% to R$56.8 million during 2011 from R$35.1 million during 2010, and the operating margin of the Chemical Distribution segment increased to 7.3% during 2011 from 4.5% during 2010.

Operating income on a consolidated basis declined by 40.0% during 2011. As a percentage of net sales revenue, operating income declined to 5.8% during 2011 from 12.6% during 2010.

Financial Income (Expenses), Net

Financial expenses, net, increased by 111.3% during 2011 as a result of a 110.6% increase in financial expenses, offset by a 108.3% increase in financial income.

Financial Income

Financial income increased by 108.3% during 2011, primarily due to the effects of a R$423.3 million gain on exchange variation on monetary assets recorded during 2011 compared to a R$12.1 million loss recorded during 2010 as a result of the 12.6% depreciation of the real against the U.S. dollar during 2011 compared to the 4.3% appreciation of the real against the U.S. dollar during 2010.

Financial Expenses

Financial expenses increased by 110.6% during 2011, primarily due to the effects of a R$1,659.8 million loss on exchange variation on monetary liabilities recorded during 2011 compared to a R$464.6 million gain recorded during 2010 as a result of the 12.6% depreciation of the real against the U.S. dollar during 2011 compared to the 4.3% appreciation of the real against the U.S. dollar during 2010.

Income Tax and Social Contribution

The composite corporate statutory income tax and social contribution rate was 34% during 2011 and 2010. Income tax and social contribution was a benefit of R$358.2 million during 2011 and R$2.0 million during 2010.

The effective tax rate applicable to our operating loss was 40.9% during 2011, primarily as a result of (1) social contribution recorded in previous years, which increased the effective tax rate applied to our operating loss by 8.4%, (2) the effects due to the inclusion of new tax liabilities in the installment program, which increased the effective tax rate applied to our operating loss by 1.6%, and (3) the effects of other non-deductible expenses which decreased our effective rate by 3.0%.

The effective tax rate applicable to our operating income was negative 0.1% during 2010, primarily as a result of (1) the IFRS effects on the business combination adjustments, which reduced our effective tax rate by 17.0% because the bargain purchase gain is not taxed, and (2) the tax effects of the acquisition of Quattor, which had significant tax loss carryforwards, which reduced our effective tax rate by 15.0%, due to the valuation allowance reversal.

Net Income

We recorded a net loss of R$516.8 million, or 1.6% of net sales revenue, during 2011 compared to net income of R$1,889.5 million, or 7.4% of net sales revenue, during 2010.

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

____________________________

n.m.:  Not meaningful.

Net Sales Revenue

Net sales revenue increased by 58.0% during 2010, primarily as a result of (1) a 57.1% increase in net sales revenue of our Basic Petrochemicals segment, (2) a 53.6% increase in net sales revenue of our Polyolefins segment, and (3) our consolidation of the results of our International Business segment as from April 1, 2010, which generated net sales revenue of R$1,697.8 million during the nine-month period ended December 31, 2010. Reclassifications and eliminations of net sales revenues of our segments in consolidation, primarily reflecting intercompany sales of basic petrochemicals by our Basic Petrochemicals segment to our other segments, increased by 59.5% during 2010.

Net Sales Revenue of Basic Petrochemicals Segment

Net sales revenue of the Basic Petrochemicals segment increased by 57.1% during 2010, primarily as a result of (1) our consolidation of the results of Quattor and RioPol as from May 1, 2010, the basic petrochemicals operations of which generated net sales revenue of R$3,454.8 million during the eight-month period ended December 31, 2010, (2) a 22.4% increase in net sales revenue generated by sales of basic petrochemicals (which exclude condensate, fuels and utilities) to third parties by our legacy basic petrochemicals operations to R$5,549.7 million during 2010 from R$4,532.6 million during 2009, and (3) a 17.6% increase in net sales revenue generated by sales of basic petrochemicals to our other business units by our legacy basic petrochemicals operations to R$5,681.2 million during 2010 from R$4,830.6 million during 2009, principally as a result of the reclassification of sales by our legacy basic petrochemicals operations to Quattor and RioPol as intercompany sales as from May 1, 2010 as a result of our acquisition of Quattor.

Net sales revenue generated by sales of:

•       naphtha and condensate increased by 134.1% to R$1,966.2 million during 2010 from R$839.9 million in the corresponding period of 2009;

•       fuels increased by 58.3% to R$946.6 million during 2010 from R$598.1 million during 2009, primarily as a result of a 49.7% increase in net sales revenue generated by sales of automotive gasoline during 2010, and a 117.7% increase in net sales revenue generated by domestic sales of fuel products other than automotive gasoline during 2010;

•       intermediates, primarily cumene, which we did not produce or sell prior to the acquisition of the Quattor Companies, was R$392.0 million during the eight-month period ended December 31, 2010 as a result of our consolidation of the results of Quattor as from May 1, 2010; and

•       utilities, including sales of utilities to our other segments, increased by 5.5% to R$551.3 million during 2010 from R$522.4 million during 2009.

The most significant factors contributing to the increase of net sales revenue generated by sales of basic petrochemicals to third parties by our legacy basic petrochemicals operations were:

•       a R$394.9 million, or 90.3%, increase in net sales revenue generated by sales of butadiene to third parties;

•       a R$328.6 million, or 22.0%, increase in net sales revenue generated by sales of BTX products to third parties; and

•       a R$150.4 million, or 17.9%, increase in net sales revenue generated by sales of propylene.

Sales volume of butadiene to third parties by our legacy base petrochemicals operations increased by 6.2% to approximately 250,400 tons during 2010 from approximately 235,800 tons during 2009. Domestic sales volume of butadiene to third parties increased by 16.6% during 2010, principally due to the recovery of demand of one of our butadiene customers that had a low operating rate during 2009 as a result of the slowdown in the automotive sector, while export sales volume of butadiene declined by 11.3% as we redirected our sales to the domestic market in which we realize greater margins. The average prices that we realized for sales of butadiene increased primarily as a result of the 87.2% increase in the average North American contract market price of butadiene in U.S. dollars, as reported by IHS, the effects of which were partially offset by the 13.5% average appreciation of the real  against the U.S. dollar.

Sales volume of BTX products to third parties by our legacy basic petrochemicals operations increased by 2.6% to approximately 1,046,300 tons during 2010 from approximately 1,019,600 tons during 2009. The principal factor leading to the increase in net sales revenue generated by sales of BTX products to third parties by our legacy basic petrochemicals operations was the 32.8% increase in net sales revenue generated by sales of benzene to third parties. Domestic sales volume of benzene to third parties declined by 3.7% during 2010 and export sales volume of benzene increased by 8.9% during 2010. The average prices that we realized for sales of benzene increased primarily as a result of the 42.5% increase in the average North American spot market price of benzene in U.S. dollars, as reported by IHS, the effects of which were partially offset by the average appreciation of the real  against the U.S. dollar.

Sales volume of propylene to third parties by our legacy basic petrochemicals operations declined by 13.7% to approximately 446,200 tons during 2010 from approximately 517,300 tons during 2009. Domestic sales volume of propylene to third parties declined by 21.9% to approximately 285,800 tons during 2010 from approximately 365,900 tons during 2009, principally due to the reclassification of sales of propylene by our Basic Petrochemicals segment to Quattor as intercompany sales as from May 1, 2010 as a result of our acquisition of Quattor. Export sales volume of propylene increased by 5.9% during 2010, principally due to (1) the increase in our surplus of polypropylene over our internal need for polypropylene to support our second-generation production as a result of (A) the ramping up of deliveries of propylene from REPLAN, to our Paulínia plant, and (B) the rectification of problems experienced in the supply of propylene by REFAP, to our polypropylene plants in the Southern Complex, and (2) the opportunities presented in the export markets as a result of increased margins available in the U.S. market, particularly during the first quarter of 2010. The average prices that we realized for sales of propylene increased primarily as a result of the 53.3% increase in the average Western Europe contract price of propylene in euros, as reported by IHS, the effects of which were partially offset by the 18.6% average appreciation of the real  against the euro.

Net Sales Revenue of Polyolefins Segment

Net sales revenue of the Polyolefins segment increased by 53.6% during 2010, primarily as a result of (1) our consolidation of the results of Quattor, RioPol and Braskem Petroquímica as from May 1, 2010, the polyolefins operations of which generated net sales revenue of R$3,009.0 million during the eight-month period ended December 31, 2010, (2) a 20.5% increase in net sales revenue generated by sales of polypropylene by our legacy polyolefins operations, (3) a 9.8% increase in net sales revenue generated by sales of polyethylene by our legacy polyolefins operations, and (4) a 68.3% increase in net sales revenue generated by sales of EVA by our legacy polyolefins operations, the effects of which were partially offset by a R$83.7 million decline in net sales revenue generated by sales of PET, which we no longer produce or sell.

Sales volume of polypropylene increased by 49.0% to approximately 1,300,800 tons, including approximately 421,700 tons sold by Quattor, RioPol and Braskem Petroquímica, during 2010 from approximately 926,900 tons during 2009. Domestic sales volume of polypropylene by our legacy polyolefins operations increased by 9.7% during 2010, principally as a result of the growth of the durable goods sector and the increased use of polypropylene for applications in the disposable goods sector as a replacement for polystyrene. Export sales volume of polypropylene by our legacy polyolefins operations declined by 15.6% as we redirected our sales to the domestic market in which we realize greater margins. The average prices that we realized for sales of polypropylene increased primarily as a result of the 24.1% increase in the average Southeast Asian spot market prices of polypropylene in U.S. dollars, as reported by IHS, the effects of which were partially offset by the average appreciation of the real against the U.S. dollar.

Sales volume of polyethylene increased by 33.8% to approximately 2,237,000 tons, including approximately 552,600 tons sold by Quattor, RioPol and Braskem Petroquímica, during 2010 from approximately 1,672,200 tons during 2009. Domestic sales volume of polyethylene by our legacy polyolefins operations increased by 10.0% during 2010, principally as a result of the recovery of certain sectors of the Brazilian economy that are significant consumers of resins, including the consumer goods and agricultural sectors. Export sales volume of polyethylene by our legacy polyolefins operations declined by 12.7% during 2010 as we redirected our sales to the domestic market in which we realize greater margins. The average prices that we realized for sales of polyethylene increased primarily as a result of the 23.2%, 4.4% and 12.0% increases in the average North American contract prices in U.S. dollars, as reported by IHS, of HDPE, LLDPE and LDPE, respectively, the effects of which were partially offset by the average appreciation of the real against the U.S. dollar.

Sales volume of EVA increased by 66.4% to approximately 78,400 tons, including approximately 10,600 tons sold by Quattor, RioPol and Braskem Petroquímica, during 2010 from approximately 47,700 tons during 2009, primarily as a result of our decision to change our product mix to increase the production of EVA during 2010 in order to benefit from the increased margins available with respect to this product. Domestic sales volume of EVA by our legacy polyolefins operations increased by 47.6% during 2010, principally as a result of the growth of the footwear sector, which uses EVA as a raw material. Export sales volume of EVA by our legacy polyolefins operations increased by 41.0%, principally as a result of the increased availability of this product for export. The average prices that we realized for sales of EVA increased primarily as a result of the 36.0% increase in the average Southeast Asian spot market prices of EVA in U.S. dollars, as reported by the International Chemical Information Services, or ICIS, the effects of which were partially offset by the average appreciation of the real against the U.S. dollar.

Net Sales Revenue of Vinyls Segment

Net sales revenue of the Vinyls segment increased by 11.5% during 2010, primarily as a result of a 16.4% increase in net sales revenue generated by sales of PVC and a 76.6% increase in net sales revenue generated by sales of EDC, the effects of which were partially offset by a 7.2% decline in net sales revenue generated by sales of caustic soda.

Sales volume of PVC increased by 1.5% to approximately 505,000 tons during 2010 from approximately 497,700 tons during 2009. Domestic sales volume of PVC increased by 10.4% during 2010, principally due to the recovery of the construction sector, which doubled its consumption of PVC in 2010 as compared to 2009. Export sales volume of PVC declined by 99.5% during 2010 as we redirected our sales to the domestic market in which we realize greater margins. The average prices that we realized for sales of PVC increased primarily as a result of the 23.4% increase in the average Northeast Asian spot market prices of PVC in U.S. dollars, as reported by IHS, the effects of which were partially offset by the average appreciation of the real against the U.S. dollar.

Sales volume of EDC, which we do not sell in the domestic market, declined by 2.3% to approximately 89,200 tons during 2010 from approximately 91,300 tons during 2009. The average prices that we realized for sales of EDC increased primarily as a result of the 40.3% increase in the average Northeast Asian spot market prices of EDC in U.S. dollars, as reported by IHS, the effects of which were partially offset by the average appreciation of the real against the U.S. dollar.

Net Sales Revenue of International Business Segment

Net sales revenue of the International Business segment was R$1,697.8 million in 2010, all of which was generated by Braskem America during the nine-month period ended December 31, 2010 following our consolidation of the results of Braskem America as from April 1, 2010. Sales volume of polypropylene was approximately 636,900 tons during the nine-month period ended December 31, 2010.

Net Sales Revenue of Chemical Distribution Segment

Net sales revenue of the Chemical Distribution segment increased by 37.1% during 2010, principally as a result of our consolidation of the results of Unipar Comercial in this segment as from May 1, 2010, which increased the net sales revenue of this segment by R$205.4 million. Net sales revenue from sales of solvents increased by 78.9% during 2010, primarily as a result of (1) our consolidation of the results of Unipar Comercial in this segment as from May 1, 2010, which represented 40,600 tons of our solvents sales volume in 2010, and (2) the commencement of our distribution of methanol in January 2010, which represented 61,500 tons of our solvents sales volume in 2010, the effects of which were partially offset by a 64.6% decline in sales volume of synthetic solvents. Net sales revenue from sales of general purpose chemicals increased by 43.3% during 2010, primarily as a result of a 44.8% increase in the sales volume of general purpose chemicals to approximately 97,800 tons during 2010 from approximately 67,600 tons during 2009, driven primarily by a 80.1% increase in sales volume of blends. Net sales revenue from sales of polymers declined by 6.1% during 2010, primarily as a result of a 15.1% decline in the sales volume of polymers to approximately 40,400 tons during 2010 from approximately 47,300 tons during 2009.

Cost of Sales and Services Rendered and Gross Profit

Cost of sales and services rendered increased by 58.3% during 2010, primarily as a result of (1) a 57.4% increase in the cost of sales and services rendered of the Basic Petrochemicals segment, (2) a 48.0% increase in the cost of sales and services rendered of the Polyolefins segment, and (3) our consolidation of the results of our International Business segment as from April 1, 2010, which recorded cost of sales and services rendered of R$1,558.0 million during the nine-month period ended December 31, 2010. Reclassifications and eliminations of cost of sales and services rendered of our segments in consolidation, primarily reflecting the costs of basic petrochemicals purchases by our Polyolefins and Vinyls segments from our Basic Petrochemicals segment, increased by 48.4% during 2010.

Consolidated gross profit increased by 56.7% during 2010. Gross margin (gross profit as a percentage of net sales revenue) declined to 16.0% during 2010 from 16.2% during 2009.

Cost of Sales and Services Rendered of Basic Petrochemicals Segment

Cost of sales and services rendered of the Basic Petrochemicals segment increased by 57.4% during 2010, primarily as a result of (1) our consolidation of the results of Quattor and RioPol as from May 1, 2010, the basic petrochemicals operations of which recorded cost of sales and services of R$2,989.7 million during the eight-month period ended December 31, 2010, (2) the effects of the 33.7% increase in the average Amsterdam-Rotterdam-Antwerp market price of naphtha in U.S. dollars during 2010, the effects of which were partially offset by the effects of the average appreciation of the real  against the U.S. dollar, and (3) an increase in the total sales volume of our Basic Petrochemicals segment’s legacy basic petrochemicals operations during 2010. Naphtha and condensate accounted for 66.4% of the Basic Petrochemicals segment’s cost of sales and services rendered during 2010 and 71.5% during 2009.

Gross profit of the Basic Petrochemicals segment increased by 55.5% during 2010 and gross margin declined to 12.8% during 2010 from 12.9% during 2009.

Cost of Sales of Polyolefins Segment

Cost of sales of the Polyolefins segment increased by 48.0% during 2010, primarily as a result of (1) our consolidation of the results of Quattor, RioPol and Braskem Petroquímica as from May 1, 2010, the polyolefins operations of which recorded cost of sales and services of R$2,631.6 million during the eight-month period ended December 31, 2010, (2) the effects on our Polyolefins Unit’s average cost of ethylene of the 29.2% increase in the average Western Europe contract price of ethylene in euros, as reported by IHS, which were partially offset by the appreciation of the real against the euro, (3) the effects on our Polyolefins Unit’s average cost of propylene of the 46.4% increase in the average Western Europe contract price of propylene in euros, as reported by IHS, which were partially offset by the appreciation of the real against the euro, and (4) the effects of a 0.5% increase in the total sales volume of our Polyolefins segment’s legacy polyolefins operations. Gross profit of the Polyolefins segment increased by 104.1% during 2010, and gross margin increased to 13.2% during 2010 from 10.0% during 2009.

Cost of Sales of Vinyls Segment

Cost of sales of the Vinyls segment increased by 1.6% during 2010, primarily due to a 7.6% increase in the total sales volume of our Vinyls Unit, the effects of which were partially offset by a decline in the average cost of ethylene during the period in which we manufactured the products sold in 2010 compared to the period in which we manufactured the products sold in 2009. Gross profit of the Vinyls segment increased to R$193.4 million during 2010 from R$32.8 million during 2009, while gross margin increased to 10.7% during 2010 from 2.0% during 2009.

Cost of Sales of International Business Segment

Cost of sales of the International Business segment was R$1,558.0 million in 2010, all of which was generated by Braskem America during the nine-month period ended December 31, 2010 following our consolidation of the results of Braskem America as from April 1, 2010. Gross profit of the International Business segment was R$139.8 million, and gross margin was 8.2% during 2010.

Cost of Sales of Chemical Distribution Segment

Cost of sales of the Chemical Distribution segment increased by 34.8% during 2010, primarily as a result of the 40.4% increase in sales volume of this segment. Gross profit of the Chemical Distribution segment increased by 51.8% during 2010, while gross margin increased to 15.4% during 2010 from 13.9% during 2009.

Selling Expenses

Selling expenses increased by 28.3% during 2010, primarily as a result of (1) our consolidation of the results of Quattor, RioPol and Braskem Petroquímica as from May 1, 2010, which increased our selling expenses by R$123.1 million, and (2) our consolidation of the results of Braskem America as from April 1, 2010, which increased our selling expenses by R$5.1 million. The effects of these increases was partially offset by a decline in selling expenses of our legacy operations as a result of our implementation of a program to increase the efficiency of our sales function including a reduction of our sales force. Selling expenses as a percentage of net sales revenue declined to 1.5% during 2010 from 1.9% during 2009.

Distribution Expenses

Distribution expenses increased by 11.6% during 2010, primarily as a result of (1) our consolidation of the results of Quattor, RioPol and Braskem Petroquímica as from May 1, 2010, which increased our distribution expenses by R$32.2 million, and (2) our consolidation of the results of Braskem America as from April 1, 2010, which increased our distribution expenses by R$3.4 million. Distribution expenses as a percentage of net sales revenue declined to 1.3% during 2010 from 1.9% during 2009.

General and Administrative Expenses

General and administrative expenses increased by 49.6% during 2010, primarily as a result of (1) our consolidation of the results of Quattor, RioPol and Braskem Petroquímica as from May 1, 2010, which increased our general and administrative expenses by R$149.1 million, (2) our consolidation of the results of Braskem America as from April 1, 2010, which increased our general and administrative expenses by R$54.2 million, (3) our legal, accounting, consulting and other expenses related to our acquisition of the Quattor Companies and Braskem America, and (4) expenses related to our development of our Ethylene XXI project. General and administrative expenses as a percentage of net sales revenue declined to 3.8% during 2010 from 4.0% during 2009.

Research and Development Expenses

Research and development expenses increased by 24.9% during 2010, primarily as a result of our consolidation of the results of Braskem America as from April 1, 2010, which operates the Braskem America Technology Center located in Pittsburgh, Pennsylvania. Research and development expenses as a percentage of net sales revenue declined to 0.3% during 2010 from 0.4% during 2009.

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

Operating Income

As a result of the foregoing:

•       operating income of the Basic Petrochemical segment increased by 43.8% to R$1,648.1 million during 2010 from R$1,146.3 million during 2009, and the operating margin of the Basic Petrochemical segment declined to 9.3% during 2010 from 10.1% during 2009;

•       operating income of the Polyolefins segment increased to R$840.3 million during 2010 from R$160.2 million during 2009, and the operating margin of the Polyolefins segment increased to 7.4% during 2010 from 2.2% during 2009;

•       operating income of the Vinyls segment was R$52.5 million during 2010 compared to operating loss of R$107.4 million during 2009, and the operating margin of the Vinyls segment was 2.9% during 2010 compared to a negative operating margin of 6.7% during 2009;

•       operating income of the International Business segment was R$52.4 million, reflecting our consolidation of the results of Braskem America as from April 1, 2010, and the operating margin of the International Business segment was 3.1%; and

•       operating income of the Chemical Distribution segment increased by 80.0% to R$35.1 million during 2010 from R$19.5 million during 2009, and the operating margin of the Chemical Distribution segment increased to 4.5% during 2010 from 3.4% during 2009.

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

Liquidity and Capital Resources

Our principal cash requirements for 2012 consist of the following:

•       servicing our indebtedness;

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

During 2011, cash flow generated by operations was used primarily for investing activities, for working capital requirements and to service our outstanding debt obligations. At December 31, 2011, our consolidated cash and cash equivalents amounted to R$2,986.8 million. At December 31, 2011, we had working capital of R$1,110.2 million. We believe that our working capital is currently adequate for our operations.

Projected Sources and Uses of Cash

We anticipate that we will be required to spend approximately R$22.1 billion to meet our short-term contractual obligations and commitments and budgeted capital expenditures during 2012, and an additional approximate R$27.2 billion to meet our long-term contractual obligations and commitments and some of our budgeted capital expenditures in 2013 and 2014 (excluding equity contributions to our joint ventures in Mexico and Venezuela). We expect that we will meet these cash requirements for (1) our operations through sales of our products, and (2) our debt service through operating cash flow and new financing activities, including new debt financings and the refinancing of our existing short-term indebtedness as it becomes due.

We have commitments from several financial institutions to provide us with financing in the future, including commitments from the Brazilian National Bank for Economic and Social Development (Banco Nacional do Desenvolvimento), or BNDES, to lend us funds under our revolving stand-by credit facilities (Contrato de Abertura de Limite de Crédito), or CALC facilities, described under “—Indebtedness and Financing Strategy—Credit Facilities with BNDES.” As of December 31, 2011, an aggregate principal amount of R$2.46 billion was available for disbursement under these facilities.

These commitments are subject to conditions precedent which we believe that we will be able to satisfy in connection with any amounts drawn under these facilities. We pay commitment fees to these financial institutions in connection with their commitments, other than our BNDES revolving stand-by credit facilities.

The Brazilian federal government recently made important changes to the regulatory regime applicable to export prepayment agreements. For more information, see “—Principal Factors Affecting Our Results of Operations—Recent Changes to Brazilian Regulations Applicable to Export Prepayment Financings.”

Cash Flows

Cash Flows Provided by Operating Activities

Net cash provided by operating activities was R$2,777.5 million during 2011, R$2,720.4 million during 2010, and R$598.7 million during 2009.

Net cash provided by operating activities increased by R$57.1 million during 2011 compared to 2010, primarily as a result of:

•         a R$1,326.0 million increase in accounts payable to suppliers during 2011 compared to a R$683.6 million increase during 2010, as a result of an increase in the price of our principal raw materials, including naphtha, ethane, propane and propylene;

•         a R$52.1 million decline in taxes and contributions payable during 2011 compared to a R$601.9 million decline during 2010, as a result of installment payments made under a Brazilian federal tax settlement program;

•         a R$187.3 million increase in advances from customers during 2011 compared to a R$38.4 million decline during 2010, as a result of pre-sales of butadiene; and

•         a R$365.9 million increase in trade accounts receivable during 2011 compared to a R$184.4 million increase during 2010, as a result of an increase in the client portfolio related to the Dow Acquisition.

The effects of these factors were partially offset by:

•         a R$311.0 million decline in taxes recoverable during 2011 compared to a R$622.2 million increase during 2010, as a result of PIS and COFINS credits on the acquisition of property, plant and equipment items, mainly due to the project for the expansion of the PVC plant in the State of Alagoas and credits recognized from favorable decisions in certain lawsuits;

•         a R$212.1 million decline in other accounts payable during 2011 compared to a R$177.9 million increase during 2010, as a result of a decline in payroll and related charges and the payment of the second and third installments under an agreement we entered into with a labor union in the State of Bahia in connection with the resolution of certain litigation related to a collective bargaining agreement; and

•         a R$356.3 million decline in other accounts receivable during 2011 compared to a R$1.7 million increase during 2010, as a result of reductions in advances to service suppliers, reductions in amounts payable from related companies and legal settlements awarded in 2011.

Net cash provided by operating activities increased by R$2,121.7 million during 2010 compared to 2009, primarily as a result of:

•         a R$683.6 million increase in accounts payable to suppliers during 2010 compared to a R$1,073.8 million decline during 2009, as a result of an increase in the price of naphtha;

•         a R$184.4 million increase in trade accounts receivable during 2010 compared to a R$1,044.3 million decline during 2009, as a result of a securitization by Quattor in December 2010, which reduced the accounts receivable and increased cash; and

•         a R$622.2 million increase in taxes recoverable during 2010 compared to a R$94.4 million increase during 2009, as a result of a reduction in certain tax credits resulting from a deferral made to take full advantage of tax losses and the negative basis of social taxes on profits (contribuição social sobre o lucro).

The effects of these factors were partially offset by (1) a R$382.3 million decline in inventories during 2010 compared to a R$1,035.1 million increase during 2009; and (2) a R$601.9 million decline in taxes and contributions payable during 2010 compared to a R$501.7 million increase during 2009.

Cash Flows Used in Investing Activities

Investing activities used net cash of R$2,866.5 million during 2011, R$2,387.6 million during 2010 and R$824.7 million in 2009.

During 2011, investing activities for which we used cash on a consolidated basis primarily consisted of (1) investments of R$617.0 million to purchase the polypropylene business of Dow, (2) investments of R$886.5 million in new capacity projects, including investments of R$517.5 million for the construction of our new PVC facilities, R$190.6 million for the construction of our facilities in Mexico and R$126.6 million for the construction of our new butadiene plant, (3) investments of R$469.4 million to perform maintenance on our plants during scheduled shutdowns, (4) investments of R$241.2 million in information technology modernization and increased reliability of our systems, (5) investments of R$235.1 million in productivity and safety improvements, and (6) investments of R$206.9 million in equipment replacement.

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

Cash Flows Used in Financing Activities

Financing activities provided net cash of R$494.7 million during 2011, used net cash of R$388.3 million during 2010 and provided net cash of R$495.3 million in 2009.

During 2011:

•       we borrowed R$690.1 million under our credit facilities with BNDES;

•       we issued and sold US$750.0 million aggregate principal amount of our 5.75% Notes due 2021;

•       we issued and sold US$500.0 million aggregate principal amount of our 7.125% Notes due 2041;

•       we borrowed R$1,830.0 million aggregate principal amount and US$200.0 million aggregate principal amount under seven export finance facilities that we entered into in 2011;

•       we borrowed R$101.9 million aggregate principal amount and US$250.0 million aggregate principal amount under eight credit agreements with banks that we entered into in 2011; and

•       we borrowed US$1,126.7 million aggregate principal amount under short term instruments, such as foreign exchange contracts (ACC — Adiantamento sobre Contrato de Câmbio).

During 2011, we used cash:

•       to prepay US$551.9 million and R$482.5 million, representing all amounts outstanding, under five export finance facilities;

•       to prepay US$210.4 million under a syndicated unsecured credit agreement that we entered into in March 2010 to finance the Sunoco Chemicals Acquisition;

•       to pay our 14th issue of unsecured non-convertible debentures in the amount of R$530.4 million at maturity;

•       to redeem all of our 9.00% Perpetual Bonds in the aggregate principal amount of US$200.0 million;

•       to repurchase US$165.7 million aggregate principal amount of our 11.75% Notes due 2014;

•       to repurchase US$144.3 million aggregate principal amount of our 8.00% Notes due 2017;

•       to repurchase US$84.7 million aggregate principal amount of our 9.375% Notes due 2015; and

•       to make other scheduled payments and prepayments under various of our outstanding debt instruments.

In addition, we used cash to pay dividends in the aggregate amount of R$664.9 million.

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

•       we borrowed US$210 million aggregate principal amount under a credit agreement to finance a portion of the purchase price for Sunoco Chemicals; and

•       we borrowed US$320.3 million under a revolving stand-by credit facility with BNDES, which we entered into in December 2009, and R$325.7 million under the credit facility with BNDES for our “green” polyethylene facilities and related capital expenditure projects, which we entered into in June 2009.

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

On August 26, 2011, we announced that our board of directors had authorized a share repurchase program under which we were authorized to repurchase up to 12,162,504 class A preferred shares at market prices over the BM&FBOVESPA at any time and from time to time prior to August 28, 2012. Shares that are repurchased will be held in treasury and may be resold or cancelled. As of December 31, 2011, we had repurchased 1,405,400 class A preferred shares for an aggregate of R$19.8 million.

Unless our board of directors deems it inconsistent with our financial position and the decision of our board of directors is ratified by our shareholders, payment of dividends is mandatory under Brazilian Corporation Law and our by-laws and also is required under agreements with two of our shareholders and, consequently, may give rise to significant cash requirements in future periods.

Indebtedness and Financing Strategy

At December 31, 2011, our total outstanding consolidated indebtedness, net of transaction costs, was R$15,163.9 million, consisting of R$1,391.8 million of short-term indebtedness, including current portion of long‑term indebtedness (9.2% of our total indebtedness), and R$13,772.1 million of long-term indebtedness (90.8% of our total indebtedness). At December 31, 2011, we had no outstanding indebtedness to related parties on a consolidated basis. On a consolidated basis, our real-denominated indebtedness at December 31, 2011 was R$5,548.7 million (36.6% of our total indebtedness), and our foreign currency-denominated indebtedness was R$9,615.2 million (63.4% of our total indebtedness).

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

Short-Term Indebtedness

Our consolidated short-term debt, including current portion of long-term debt, was R$1,391.8 million at December 31, 2011.

We maintain short-term finance lines denominated in reais  with a number of financial institutions in Brazil. Although we have no committed lines of credit with these financial institutions, we believe that we will continue to be able to obtain sufficient credit to finance our working capital needs based on our relationships with these financial institutions and current market conditions. At December 31, 2011, the consolidated outstanding balance under our short-term finance lines denominated in reais  was R$945.4 million.

Long-Term Indebtedness

Our principal sources of long-term debt are:

•      fixed-rate notes issued in the international market;

•      export credit notes;

•      credit facilities with BNDES;

•      export prepayment facilities; and

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

For the 12 months ended December 31, 2011:

•      the highest ratio of net debt to EBITDA that we reported under these covenants was 2.85 to 1.0; and

•      the lowest ratio of EBITDA to net financial expenses that we reported under these covenants was 3.42 to 1.0.

Accordingly, we were in compliance with these financial covenants at December 31, 2011, and we believe that we will be able to comply with these financial covenants for the foreseeable future. In addition, we believe that our compliance with these financial covenants will not adversely affect our ability to implement our financing plans.

Some of these instruments also contain other covenants that could restrict, among other things, the ability of our company and most of our subsidiaries to incur liens or merge or consolidate with any other person or sell or otherwise dispose of all or substantially all of our assets. In addition, the instruments governing a substantial portion of our indebtedness contain cross-default or cross-acceleration clauses, such that the occurrence of an event of default under one of these instruments could trigger an event of default under other indebtedness or enable the creditors under other indebtedness to accelerate that indebtedness.

At December 31, 2011, R$3,064.1 million of our real-denominated debt and R$460.8 million of our foreign currency-denominated debt was secured. In order to secure this debt, we have pledged certain of our property and equipment and certain of our accounts receivable. The security arrangements for our secured debt vary depending on the transaction.

Fixed-Rate Notes

We have issued fixed-rate debt securities in the international market. All of these securities pay interest semi-annually in arrears, except for our perpetual bonds on which interest is payable quarterly in arrears. The table below sets forth our outstanding fixed-rate debt securities, the outstanding principal amount of these securities and their maturity dates.

Security	Outstanding Principal Amount at December 31, 2011	Final Maturity
	(in millions of U.S. dollars)

11.75% Notes due 2014	84.3	January 2014
9.375% Notes due 2015	65.3	June 2015
8.00% Notes due 2017	130.7	January 2017
7.250% Notes due 2018(1)	500.0	June 2018
7.00% Notes due 2020(1)	750.0	May 2020
5.75% Notes due 2021(1)(2)	750.0	April 2021
7.125% Notes due 2041(3)	500.0	July 2041
7.375% Perpetual Bonds(1)(4)	450.0	—

____________________________

(1)   Represents notes issued by Braskem Finance and guaranteed by Braskem.

(2)   In February 2012, we issued an additional US$250 million aggregate principal amount of our 5.75% Notes due 2021.

(3)   Represents notes issued by Braskem America Finance and guaranteed by Braskem.

(4)   In February 2012, we issued an additional US$250 million aggregate principal amount of our 7.375% Perpetual Bonds.

Export Credit Note Facilities

We have entered into a several credit export note facilities. The table below sets forth our significant outstanding credit export note facilities, the amount outstanding under these facilities, the interest rate applicable to these facilities, the amortization schedule of these facilities and their maturity dates.

Issue Date	Outstanding Principal and Interest at December 31, 2011	Interest Rate	Amortization Schedule	Final Maturity
	(in millions of reais)

February 2011 (1)	274.6	99% of CDI	Annual(2)	February 2014
December 2005	105.3	106% of CDI	Semi-annual	March 2014
June 2010	237.6	12.13%	Bullet maturity	June 2014
June 2011	84.6	98.5% of CDI	Bullet maturity	June 2014
April 2007(1)	95.5	7.87%	Bullet maturity	March 2018
November 2006(1)	148.0	8.1%	Bullet maturity	May 2018
April 2011	461.2	112.5% of CDI	Bullet maturity	April 2019
May 2007(1)	141.6	7.85%	Bullet maturity	May 2019
August 2011	404.3	112.5% of CDI	Bullet maturity	August 2019
January 2008(1)	290.0	7.3%	Bullet maturity	February 2020
November 2011(1)	405.2	112.5% of CDI	Bullet maturity	November 2019

_________________________________

(1)   Facility denominated in U.S. dollars.

(2)   Principal of this facility is due in payments of R$50.0 million in February 2013 and R$200.0 million in February 2014.

Credit Facilities with BNDES

Term Loan Facilities

We have entered into a variety of credit facilities with BNDES. The proceeds of these credit facilities have been used to finance a variety of capital expenditures, including:

•         the expansion of the annual ethylene production capacity of the Santo André plant by 233,000 tons;

•         the extension of a gas pipeline from REVAP, located in São José dos Campos, to RECAP, located in Mauá;

•         the expansion of the annual polypropylene production capacity of one of our plants located in the Southern Complex by 100,000 tons;

•         the expansion of the annual LDPE and HDPE production capacity of the Capuava plant by 200,000 tons;

•         the construction of our “green” polyethylene facilities;

•         the construction of our new butadiene plant;

•         the construction of our new PVC facilities;

•         the construction of a new salt well in Maceió, Alagoas to supply our Vinyls Unit;

•         the replacement of some equipment at our PVC plant in the Northeastern Complex; and

•         quality, productivity, environmental, health and safety projects at our plants.

The table below sets forth selected information with respect to our BNDES term loan credit facilities as of December 31, 2011.

Facility	Outstanding Principal Amount	Interest Rate	Amortization Schedule	Final Maturity
	(in millions of reais)

June 2006 credit facility(1)	123.8
Cesta de Moedas loans		Cesta de Moedas plus 2.50%	Monthly	July 2014
TJLP loans		TJLP plus 1.0% to 3.0%	Monthly	June 2014
October 2006 credit facility(1)	188.6
Cesta de Moedas loans		Cesta de Moedas plus 3.00%;	Monthly	October 2015
TJLP loans		TJLP plus 1.0% to 3.5%	Monthly	October 2015
December 2006 credit facility(2)	270.2
Cesta de Moedas loans		Cesta de Moedas plus 2.90%	Monthly	January 2015
TJLP loans		TJLP plus 2.40% to 3.40%	Monthly	December 2014
August 2007 credit facility(1)	135.5
Cesta de Moedas loans		Cesta de Moedas plus 2.80%;	Monthly	April 2016
TJLP loans		TJLP plus 2.8% to 3.3%	Monthly	February 2016
June 2009 credit facility(3)	546.9
Cesta de Moedas loans		Cesta de Moedas plus 2.58%	Monthly	July 2017
TJLP loans		TJLP plus 0% to 4.78%	Monthly	June 2017
December 2010 credit facility(4)	359.4
Cesta de Moedas loans		Cesta de Moedas plus 2.58%	Monthly(5)	January 2020
TJLP loans		TJLP plus 0% to 3.58%	Monthly(5)	December 2019
Fixed-rate loans		5.50%	Monthly(5)	December 2019

______________

(1)   Relates to the Quattor Acquisition.

(2)   Relates to the development and construction of the Paulínia plant.

(3)   Relates to our “green” polyethylene plant that began operations in September 2010.

(4)   Relates to the PVC plant that we are building in Alagoas.

(5)   Principal payments on this tranche commence in July 2013.

Each of these credit facilities is secured by mortgages on (1) two of the Quattor plants located between the cities of Santo André and Mauá, (2) two of our plants located in the Southern Complex (including the land on which this plant is located, as well as certain of the equipment, machinery and improvements in this plant) or (3) the polypropylene plant in the State of São Paulo.

Revolving Stand-by Credit Facilities

In addition, we have entered into three revolving stand-by credit facilities with BNDES. Loans under these facilities are required to be used to fund specified capital expenditure projects, including:

•         expansion and modernization of fixed assets;

•         acquisition of new machinery and equipment produced in Brazil;

•         programs related to technical training and management, and information technology;

•         social investment programs;

•         environmental investments; and

•         investments in research, development and innovation.

The interest rates for loans drawn under these facilities are set at the time the loans are made and are based on the TJLP rate or the average annual currency basket rate published by BNDES, or the Cesta de Moedas rate.

Loans made under these facilities may have maturities up to ten years. The outstanding principal and interest of each of these loans is payable in monthly installments following the expiration of the grace period for these loans, which is generally one year or 18 months, depending upon the terms of the relevant facility.

The table below sets forth selected information with respect to our BNDES revolving credit facilities as of December 31, 2011.

Facility	Committed Principal Amount	Outstanding Principal Amount	Weighted Average Interest Rate	Expiration of Commitment
	(in millions of reais)
September 2006 facility(1)	R$ 338.4
Cesta de Moedas loans		17.8	Cesta de Moedas plus 1.82% to 2.50%	July 2014
TJLP loans		92.0	TJLP plus 2.02% to 3.00%	May 2014
June 2007 facility	R$600.0
Cesta de Moedas loans		57.8	Cesta de Moedas plus 1.32% to 2.21%	April 2015
TJLP loans		260.6	TJLP plus 1.81% to 2.32%	April 2015
December 2009(2)	R$500.0
Cesta de Moedas loans		87.2	Cesta de Moedas plus 2.58%	January 2017
TJLP loans		326.0	TJLP plus 2.58% to 3.58%	January 2017
Fixed rate		17.4	4.5%	January 2017
November 2011	R$2,460.0
Cesta de Moedas loans		28.2	Cesta de Moedas plus 2.45%	January 2018
TJLP loans		122.2	TJLP plus 2.05% to 3.45%	January 2018

______________

(1)   Relates to a CALC facility with BNDES.

(2)   Relates to the CALC facility with BNDES, secured by a pledge of one of our crackers in the Southern Complex.

Disbursements under these facilities are contingent on our pledge of fixed assets with a value at least equal to the aggregate outstanding principal amount under these facilities. We have pledged one of our crackers in the Southern Complex, one of our polyethylene plants in the Southern Complex and our chloro-soda plant in Alagoas to secure loans under these facilities (including the land on which this plant is located, as well as certain of the equipment, machinery and improvements in this plant).

Export Prepayment Agreements

We have entered into a several export prepayment agreements. One of our export prepayment agreements is secured by certain of our export receivables. The table below sets forth our significant outstanding export prepayment agreements, the outstanding principal amount of these facilities, the interest rate applicable to these facilities, the amortization schedule of these facilities and their maturity dates.

Issue Date	Outstanding Principal Amount at December 31, 2011	Interest Rate	Amortization Schedule	Final Maturity
	(in millions of U.S. dollars)

April 2007	150.0	LIBOR + 0.77%	Semi-annual (2)	April 2014
March 2010	100.0	LIBOR + 2.50%	Semi-annual (3)	March 2015
May 2010	150.0	LIBOR + 2.40%	Bullet maturity	May 2015
June 2010	150.0	LIBOR + 2.60%	Bullet maturity	June 2016
December 2010	100.0	LIBOR + 2.47%	Semi-annual (4)	December 2017
March 2011	200.0	LIBOR + 1.20%	Bullet maturity	February 2021

____________________________

(1)   Amortization on this facility commences in December 2011.

(2)   Amortization on this facility commences in April 2013.

(3)   Amortization on this facility commences in March 2013.

(4)   Amortization on this facility commences in December 2015.

The Brazilian federal government recently made important changes to the regulatory regime applicable to export prepayment agreements. For more information, see “—Principal Factors Affecting Our Results of Operations—Recent Changes to Brazilian Regulations Applicable to Export Prepayment Financings.”

Bank Credit Facilities

From September to December 2011 we entered into five loan agreements, each in the aggregate amount of US$50.0 million, with Brazilian and international financial institutions. We are using the loan proceeds to finance the manufacturing and sale of chemical, petrochemical and ethanol-based products. The loans bear interest at LIBOR plus 1.70% to LIBOR plus 2.25%, and mature between March 2015 and December 2016.

Off-Balance Sheet Arrangements

We do not currently have any transactions involving off-balance sheet arrangements.

Contractual Commitments

The following table summarizes significant contractual obligations and commitments at December 31, 2011 that have an impact on our liquidity:

	Payments Due by Period
	Less than One Year	One to Three Years	Three to Five Years	More than Five Years	Total
	(in millions of reais)

Loans and financings(1)	R$2,237.3	R$4,744.1	R$3,290.0	R$19,688.3	R$29,959.7
Tax refinancing program(2)	130.1	260.3	260.3	1,019.3	1,670.0
Pension plan contributions(3)	0	0	0	149.6	149.6
Purchase obligations for raw materials(4)	16,762.7	12,023.6	12,023.6	895.0	41,704.9
Purchase obligations for electric power and gas(4)	691.2	1,344.2	410.9	795.6	3,241.9
Total contractual obligations	R$19,821.3	R$18,372.2	R$15,984.8	R$22,547.9	R$76,726.2

_________________________________

(1)   Consists of estimated future payments of amortization amounts plus interest on our loans and financings, calculated based on interest rates and foreign exchange rates applicable at December 31, 2011 and assuming (i) that all amortization payments and payments at maturity on our loans, financings and debentures will be made on their scheduled payment dates, and (ii) that our perpetual bonds are redeemed after 100 years.

(2)   Consists of payments pursuant to the agreement that Braskem entered into in November 2009 with the Brazilian tax authorities. For further information, see the note 22(b) of our consolidated financial statements elsewhere in this annual report.

(3)   Consists of actuarial liabilities recorded to the defined benefit plans (Petros Copesul, Novamont and Braskem Europe), as calculated by independent actuaries.

(4)   Consists of purchase commitments for raw materials and electric power and gas pursuant to binding agreements of the company that specify all significant terms, including: fixed or minimum quantities to be purchased; fixed, minimum or variable price provisions; and the approximate timing of the transaction. Based upon the applicable purchase prices at December 31, 2011.

We are also subject to contingencies with respect to tax, labor, distributors and other claims and have made provisions for accrued liability for legal proceedings related to these claims of R$266.3 million at December 31, 2011. The tax contingencies and proceedings relate primarily to federal income taxes and VAT. See “Item 8. Financial Information—Legal Proceedings” and notes 24 and 28 to our audited consolidated financial statements.

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

The members of our board of directors are elected at general meetings of shareholders for two-year terms and are eligible for reelection. The terms of all current members expire at our annual shareholders’ meeting scheduled to be held on April 27, 2012. Members of our board of directors are subject to removal at any time with or without cause at a general meeting of shareholders. Our by-laws do not contain any citizenship or residency requirements for members of our board of directors and the members of our board of directors need not be shareholders of our company. Our board of directors is presided over by the president of the board of directors, and, in his absence, the vice president of the board of directors. The president and the vice president of our board of directors are elected at a general meeting of shareholders from among the members of our board of directors, serve for two-year terms and are eligible for reelection.

Our board of directors ordinarily meets four times a year and extraordinarily when a meeting is called by the president, the vice president or any two other members of our board of directors. Decisions of our board of directors require a quorum of a majority of the directors and are taken by majority vote, other than certain actions which require the consensus of the nominees of Odebrecht and Petrobras under the Petrobras Shareholders’ Agreement. See “Item 7. Major Shareholders and Related Party Transactions—Major Shareholders—Shareholders’ Agreements—Petrobras Shareholders’ Agreement.”

The following table sets forth certain information with respect to the current members of our board of directors and their alternates:

Name	Member Since	Position Held	Age
Marcelo Bahia Odebrecht	July 25, 2008	President of the Board	43
Cláudio Melo Filho	October 3, 2005	Alternate	44
Paulo Roberto Costa	April 30, 2010	Vice President of the Board	58
Antonio Aparecida de Oliveira	April 30, 2010	Alternate	51
Alvaro Fernandes da Cunha Filho	November 6, 1997	Board Member	63
Felipe Montoro Jens	April 30, 2010	Alternate	41
Alfredo Lisboa Ribeiro Tellechea	April 15, 2009	Board Member	55
André Amaro da Silveira	April 15, 2009	Alternate	48
Luciano Nitrini Guidolin	January 31, 2011	Board Member	39
Carla Gouveia Barretto	April 15, 2009	Alternate	44
Vacancy(1)	—	Board Member	—
José de Freitas Mascarenhas	August 15, 2001	Alternate	70
Francisco Pais	May 30, 2008	Board Member	56
Andrea Damiani Maia	April 30, 2010	Alternate	40
Newton Sergio de Souza	August 15, 2001	Board Member	58
Mônica Bahia Odebrecht	January 31, 2011	Alternate	42
Almir Guilherme Barbassa	April 30, 2010	Board Member	64
Gustavo Tardin Barbosa	February 28, 2012	Alternate	51
Vacancy(1)	—	Board Member	—
Arão Dias Tisser	July 25, 2008	Alternate	36
Eduardo Rath Fingerl	April 30, 2010	Board Member	58
Marcos Luiz Abreu de Lima	March 31, 2005	Alternate	68

________________________________

(1)     Vacancy to be filled at the annual shareholders’ meeting scheduled for April 27, 2012.

The following is a summary of the business experience, areas of expertise and principal outside business interests of our current directors and their alternates.

Directors

Marcelo Bahia Odebrecht. Mr. Odebrecht was elected to our board of directors as a nominee of Odebrecht. He has been the President of CNO since 2002. Mr. Odebrecht has also served as the vice president of the Brazilian Association of Infra-Structure and Primary Industry (Associação Brasileira da Infraestrutura e Indústrias de Base), or ABDIB since 2005, a member of the board of directors of CAMEX since 2005, the vice president of the Superior Council of the Infrastructure (Conselho Superior da Infraestrutura), or COINFRA, coordinated by the Federation of Industries of the State of São Paulo (Ferederação das Indústrias do Estado de São Paulo), or FIESP since 2004, a member of the Strategic Superior Board of FIESP since 2008 and a member of the board of directors of the Industrial Enterprise Development Institute (Instituto de Estudos para o Desenvolvimento Industrial), or IEDI since 2003. He also represents CNO on the Brazil-China Manager Council. Mr. Odebrecht holds a bachelor’s degree in civil engineering from Universidade Federal da Bahia, or UFBA, and an MBA from International Institute for Management Development, or IMD, Business School, in Lausanne, Switzerland.

Paulo Roberto Costa. Mr. Costa was elected to our board of directors as a nominee of Petrobras. He has been Petrobras’ chief downstream officer since May 2004. Mr. Costa joined Petrobras in 1977 and worked for an extensive period in Petrobras’ exploration and production activities. Currently, he is a member of the board of directors of Transpetro, Petrobras Biocombustíveis, or PBIO, REFAP, Refinaria Abreu e Lima, or RNEST, and COMPERJ. Mr. Costa holds a degree in mechanical engineering from the Universidade Federal do Paraná, or UFPR.

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

Francisco Pais. Mr. Pais was elected to our board of directors as a nominee of Petrobras. Mr. Pais joined Petrobras in 1987, where he has served in a variety of capacities, including as assistant to the executive services officer and the downstream officer. Since 2009, he has been the Executive Manager of Petrobras Corporate Downstream. Currently, he is a member of the board of directors of Riograndense Refinery (formerly Ipiranga) and Logum Logistics, both affiliates of Petrobras. Mr. Pais holds a bachelor’s degree in civil engineering from the Instituto Militar de Engenharia, or IME, and an MBA from the Fundação Getúlio Vargas, or FGV.

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

Almir Guilherme Barbassa. Mr. Barbassa was elected to our board of directors as a nominee of Petrobras. He has been Petrobras’ chief financial officer and chief investor relations officer since July 2005. Mr. Barbassa joined Petrobras in 1974 and has worked in several financial and planning capacities, both in Brazil and abroad. Mr. Barbassa has served as Petrobras’ corporate finance and treasury manager, and he has also served at various times as financial manager and chairman of Petrobras subsidiaries that carry out international financial activities. In addition, he was an economics professor at Petrópolis Catholic University and Faculdades Integradas Bennett from 1973 to 1979. Mr. Barbassa holds a master’s degree in economics from the FGV.

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

Carla Gouveia Barretto. Ms. Barretto was elected as an alternate member of our board of directors as a nominee of Odebrecht. Ms. Barretto has served as the head of strategic planning of Odebrecht since 2008. She has held a variety of positions in the Odebrecht Group in the past, including serving as controller of CNO from 2005 to 2007 and controller of Braskem from 2002 to 2005. Ms. Barretto holds a bachelor’s degree in business and administration from Universidade de Salvador, or UNIFACS, and an MBA from Fundação Don Cabral.

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

Andrea Damiani Maia de Andrade. Ms. Andrade was elected as an alternate member of our board of directors as a nominee of Petrobras. She has been a lawyer at Petrobras since 2004. She has served as sectional manager of new business in Petrobras’ legal department. Ms. Andrade holds a degree in law from USP and a postgraduate degree in competition law from FGV in Rio de Janeiro. She has also taken extension courses in natural gas contract negotiations at the University of Dundee in Scotland.

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

Gustavo Tardin Barbosa. Mr. Barbosa was elected as an alternate member of our board of directors as a nominee of Petrobras. Mr. Barbosa has held the position of Executive Manager of Finance of PETROBRAS since 2011 and previously held the position of Financial Manager of Petrobras America Inc (PAI). Mr. Barbosa obtained a bachelor’s degree in civil engineering from the Pontifícia Universidade Católica do Rio de Janeiro, graduate degrees in Corporate Finance from the London Business School and Advanced Management from the Wharton School.

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

The members of our board of executive officers are elected by our board of directors for three-year terms and are eligible for reelection. The current term of all of our executive officers ends at the first board of directors meeting held immediately after our annual shareholders’ meeting scheduled to be held on April 27, 2012. Our board of directors may remove any executive officer from office at any time with or without cause. According to the Brazilian Corporation Law, executive officers must be residents of Brazil but need not be shareholders of our company. Our board of executive officers holds meetings when called by our chief executive officer.

The following table lists the current members of our board of executive officers:

Name	Year of Appointment	Position Held	Age
Carlos José Fadigas de Souza Filho	2010	Chief Executive Officer	42
Marcela Aparecida Drehmer Andrade	2010	Vice President Executive Officer, Chief Financial Officer and Director of Investor Relations	43
Mauricio Roberto de Carvalho Ferro	2002	Vice President Executive Officer and General Counsel	45
Manoel Carnaúba Cortez	2008	Vice President Executive Officer	52
Décio Fabricio Oddone da Costa	2010	Vice President Executive Officer of Investments	51
Edmundo José Correia Aires	2010	Vice President Executive Officer of Technology and Innovation	53
Patrick Horbach Fairon	2010	Vice President Executive Officer	56

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

Marcela Aparecida Drehmer Andrade. Ms. Drehmer is currently one of our vice president executive officers, our chief financial officer and our director of investor relations. She served as our financial officer from 2004 to 2010. She worked for our company in structured operations and financial operations from 2002 to 2004, and worked for OPP Petroquímica S.A. in the financial department where she was responsible for the structured operations and planning departments from 1994 to 1999, served directly under the vice president of investments of Odebrecht from 2001 to 2002. In 2000, Marcela participated in Credit Suisse First Boston’s Corporate Finance Internship Program, in New York. Ms. Drehmer holds a bachelor’s degree in business administration from UNIFACS and graduate degree in finance at IBMEC.

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

Edmundo José Correia Aires. Mr. Aires is currently our vice president executive officer of technology and innovation. He served as a member of our board of directors from 2008 to 2010 and as an alternate member of our board of directors from 2001 to 2008. He served as president of the board of directors of Triunfo from 2005 to 2008 and as a member of the board of directors of FCC—Fábrica Carioca de Catalisadores S.A. from 2004 to 2008, and of Ipiranga Petroquímica from 2007 to 2008. He served as the partnership manager of Petroquisa since 2001. Previously, Mr. Aires occupied several executive positions with Petroquisa and Petrobras beginning in 1980. Mr. Aires holds a bachelor’s degree in chemical engineering from UFRJ and an MBA in finance from COPPEAD. He has also completed a post-graduate course in petrochemical process at Petrobras (CENPEQ).

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

Fiscal Council

The Brazilian Corporation Law requires us to establish a permanent or non-permanent fiscal council (conselho fiscal). Our by-laws provide for a permanent fiscal council composed of five members and their respective alternate members. The fiscal council is a separate corporate body, independent of our management and our independent accountants.

The members of our fiscal council are elected by our shareholders at the annual general shareholders’ meeting for one-year terms and are eligible for reelection. The terms of the members of our fiscal council expire at the next annual general shareholders’ meeting. Under the Brazilian Corporation Law, the fiscal council may not contain members who are members of our board of directors or our board of executive officers or are employees or spouses or relatives of any member of our management. To be eligible to serve on our fiscal council, a person must be a resident of Brazil and either be a university graduate or have been a company officer or fiscal council member of another Brazilian company for at least three years prior to election to our fiscal council. Holders of (1) preferred shares without voting rights and; (2) non-controlling common shareholders that together hold at least 10.0% of our voting share capital are each entitled to elect one member and his or her respective alternate to the fiscal council.

The responsibilities of a fiscal council are established by the Brazilian Corporation Law. In accordance with the Brazilian Corporation Law, our fiscal council has the right and obligation to, among other things:

•       supervise, through any of its members, the actions of our managers and to verify their fulfillment of their duties;

•       give an opinion on the annual report of our management, including the supplementary information deemed necessary or useful for deliberation at a general meeting;

•       at least every three months examine the trial balance sheet and other financial statements periodically prepared by the company;

•       examine the accounts and financial statements for the financial year and give an opinion on them;

•       opine on any management proposals to be submitted to a vote of our shareholders related to:

➢     changes in our share capital;

➢     issuances of debentures or rights offerings entitling the holder to subscribe for equity securities;

➢     distributions of dividends; and

➢     transformation of our corporate form and any corporate restructuring, such as takeovers, mergers and spin-offs;

•       inform our management of any error, fraud or misdemeanor detected and suggest measures we should take in order to protect our primary interests. If our management fails to take the measures required to protect our interests, inform our shareholders at a shareholders’ meeting of these facts; and

•       call general shareholders’ meetings if management delays the general shareholders' meeting for more than one month and call special shareholders' meetings in the event that important matters arise.

As described in “Item 16D. Exemptions From the Listing Standards for Audit Committees,” we are relying on the general exemption from the listing standards relating to audit committees contained in Rule 10A-3(c)(3) under the Exchange Act. In order to comply with the requirements of this exemption, our board of directors has delegated to our fiscal council certain additional responsibilities and our fiscal council adopted rules under which our fiscal council has the duties and responsibilities of a U.S. audit committee to the extent permitted under Brazilian corporate law. Because Brazilian corporate law does not permit the board of directors to delegate responsibility for the appointment, retention and compensation of the external auditors and does not provide our board of directors or fiscal council with the authority to resolve disagreements between management and our external auditors regarding financial reporting, our fiscal council cannot fulfill these functions. Our fiscal council may only make recommendations to our board of directors and shareholders with respect to the appointment, retention and compensation of the external auditors, and with regard to resolution of disagreements between management and the external auditors, our fiscal council may only make recommendations to our board of directors and shareholders. Under the rules governing our fiscal council, our fiscal council has the following rights and obligations, among others, in addition to those established by the Brazilian Corporation Law:

•       to follow and analyze the process of hiring independent auditors, observing applicable Brazilian rules and legislation, and considering the technical expertise, independence, efficiency, experience and costs of the independent auditors, and recommend to our board of directors the selection and remuneration for the work of independent auditors and their possible replacement;

•       to approve the annual list of pre-approval services that may be provided in a given year by the independent auditors, as well as ensure that the policy is observed by our management and independent auditors;

•       to supervise the work of our independent auditors, as well as to discuss the scope of audit services to be performed by them;

•       to analyze the recommendations report prepared by our independent auditors and the internal control over financial reporting, including items that may impact our financial statements;

•       to request from our independent auditors, if necessary, any clarification or information that is deemed to be necessary for the verification of specific facts;

•       to meet with our management and independent auditors, whenever required, for the analysis of adoption of critical accounting policies and practices, including analysis of alternative treatments of policies, practices and disclosures related to material items, giving preferential treatment to the guidelines of our independent auditors;

•       to intermediate possible discussion and conflicts arising between our independent auditors and our management related to the draft of financial reports, providing, if necessary, opinions regarding such conflicts;

•       to discuss the content of all material and relevant communication made in writing by our independent auditors to our management which come to its knowledge;

•       to hire, as appropriate, in accordance with § 8 of Article 163 of the Brazilian Corporation Law, independent experts and advisers, including but not limited to legal counsel, to advise and give opinions on matters related to the performance of its duties;

•       to meet regularly and privately with the head of internal audit to discuss any issues and/or concerns; and

•       to receive information and oversee the evaluation process regarding complaints received by the Company, whether through its confidential, anonymous ethics hotline or otherwise, with respect to the company’s financial statements, internal accounting controls and auditors (whether internal or independent).

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

Members of Fiscal Council

Ismael Campos de Abreu. Mr. Abreu was elected as a member of our fiscal council as a nominee of Odebrecht. He served as president of our fiscal council from 2006 to 2010. Mr. Abreu has been an executive officer of Kieppe Participações e Administração Ltda since April 2011 and previously served as controller of Odebrecht from 1995 to 2011 and manager of the tax consulting division of PricewaterhouseCoopers Auditores Independentes from 1978 to 1985, controller of Corrêa Ribeiro S.A. Comércio e Indústria from 1986 to 1988, manager of the consulting area of Arthur Andersen from 1989 to 1991, and a partner of Performance Auditoria e Consultoria from 1992 to 1995. He was a member of the fiscal council of Petroflex until the sale of our interest in Petroflex in April 2008 and was a member of the fiscal council of Polialden until our merger with Polialden. Mr. Abreu holds a bachelor’s degree in accounting from Fundação Visconde de Cairú, and a post-graduate degree in economic engineering from Centro Interamericano de Desenvolvimento.

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

Antônio Luiz Vianna de Souza. Mr. Vianna de Souza was elected as a member of our fiscal council as a nominee of Petrobras. He has served as manager of Financial Planning of Petrobras S.A. since 2004, and held various other positions at Petrobras since 1980. Mr. Vianna holds a bachelor’s degree in Engineering from the Universidade Federal do Rio de Janeiro, a law degree from the Universidade Federal Fluminense, or UFF, and a degree in economics from the Escola de Pós Graduação em Economia at FGV.

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

Marcílio José Ribeiro Júnior. Mr. Ribeiro was elected as an alternate member of our fiscal council as a nominee of Petrobras. He joined Petrobras in 2006 as an accountant in the financial governance area. Previously, he served as an accountant at Terminal Garagem Menezes Côrtes S.A. from 1998 through 2001, as accounting manager at ALTM S.A. Tecnologia e Serviços de Manutenção from 2001 to 2002, as accountant at Gás e Participações Ltda., or GASPART, from 2002 to 2004, as accounting manager at Starfish Oil and Gas S.A. from 2004 to 2005 and as controller at Queiroz, Galvão, Óleo e Gás S.A. from 2005 to 2006. Mr. Ribeiro holds a bachelor’s degree in accounting from UFRJ and has a post-graduate degree in economics and financial engineering from UFF.

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

Board Committees

On June 22, 2005, our board of directors approved its internal operating rules. An English translation of the internal operating rules of our board of directors is available on our investor relations website at www.braskem.com.br/ir. Under these rules, our board of directors has established three permanent committees and has the power to establish ad-hoc committees. Permanent committees must have no fewer than three and no more than four members. Members of permanent committees serve one-year terms and may be re-appointed. Ad-hoc committees may be convened for a limited period to consider temporary issues and are dissolved when their purpose has been achieved or when the term established upon the creation of such committees expires. The number of members of the ad-hoc committees is defined upon the creation of such committees. As of the date of this annual report, we do not have any existing ad-hoc committees.

We currently have the following three permanent committees: (1) the Finance and Investments Committee, (2) the Personnel and Corporate Issues Committee, and (3) the Strategy and Communication Committee. The duties of each permanent committee are established by our board of directors. The members of each permanent committee are appointed by our board of directors, solely from among its members and alternate members, and the board of directors also designates the coordinating of each permanent committee. Our board of directors does not delegate the power to take actions on behalf of our company to the permanent committees; rather the role of the permanent committees is to provide analyses of issues in order to assist the full board of directors in its deliberations.

Finance and Investments Committee

Our Finance and Investments Committee meets quarterly and has the following duties: (1) to evaluate new policies relating to financial management, insurance and guarantees and analyze existing policies, (2) to evaluate new risk management policies and analyze existing policies, (3) to analyze opportunities related to financing and investment transactions that may improve our capital structure, and (4) to analyze transactions approved by our board of directors that involve parties related to our company. Our Finance and Investments Committee is currently composed of Luciano Nitrini Guidolin, Paulo Roberto Costa, Eduardo Rath Fingerl and Felipe Montoro Jens.

Personnel and Corporate Issues Committee

Our Personnel and Corporate Issues Committee meets quarterly and has the following duties: (1) to evaluate new policies and review existing policies relating to personnel matters and organizational issues, (2) to analyze processes relating to identification, training, development and succession of executives for or in strategic positions, (3) to analyze processes relating to the determination of fixed and variable compensation for executives in strategic positions, (4) to analyze issues relating to compliance with our Code of Conduct, and (5) to evaluate new policies and review existing policies relating the maintenance and strengthening of our corporate culture. Our Personnel and Corporate Issues Committee is currently composed of Álvaro Fernandes da Cunha Filho, André Amaro da Silveira and Carla Gouveia Barretto.

Strategy and Communication Committee

Our Strategy and Communication Committee meets at least twice a year and has the following duties: (1) to evaluate determinations relating to the foundation of our business plan, (2) to evaluate the business direction being pursued to achieve objectives defined by our board of directors, (3) to evaluate new policies and review existing policies relating to the capital markets and social responsibility, (4) to evaluate the image of our company projected to and perceived in the market and make recommendations to our board of directors to maintain or to redefine our social communications programs, and (5) to analyze guidelines and protocols for our business planning and execution cycle. Our Strategy and Communication Committee is currently composed of Newton Sérgio de Souza, Alfredo Lisboa Ribeiro Tellechea, Almir Guilherme Barbassa and Francisco Pais.

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

Compensation and Benefits

The aggregate compensation paid by us to all members of our board of directors, board of executive officers and our fiscal council for services in all capacities was approximately R$21.3 million in 2011. On April 27, 2012, our shareholders (acting in the annual general meeting) will establish the compensation for our board of directors, our board of executive officers and the member of our fiscal council for the year 2012.

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

Our executive officers receive the same benefits generally provided to our employees, such as medical (including dental) assistance, private pension plan and meal vouchers. Like our employees, our executive officers also receive a yearly bonus equal to one-month’s salary (known as the “thirteenth” (monthly) salary in Brazil), an additional one-third of one-month’s salary for vacation, and contributions of 8.0% of their salary into a defined contribution pension fund known as the Guarantee Fund for Time of Service (Fundo de Garantia por Tempo de Serviço). Members of our board of directors and fiscal council are not entitled to these benefits. We made contributions into the Guarantee Fund for Time of Service for our executive officers in an aggregate amount of R$0.5 million in 2009, R$0.5 million during 2010 and R$0.4  million during 2011.

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

Our board of directors adopted an annual program for the 2007 and 2008 fiscal years. No annual program was adopted for the 2009, 2010 or 2011 fiscal years. Under these annual plans, the number of alpha and beta units our executive officers were entitled to purchase is set forth in the table below:

Fiscal Year	Alpha Units	Beta Units
2007	430,180	430,180
2008	360,384	360,384

Corporate Governance Practices

The significant differences between our corporate governance practices and the standards of the NYSE are described in “Item 16G. Corporate Governance.”

Share Ownership of Directors and Officers

As of April 5, 2012, no member of Braskem’s board of directors or executive officer owned more than 0.2% of Braskem’s share capital. All other shares owned by our directors were purchased at market prices through the BM&FBOVESPA.

Employees

The following table sets forth the number of our employees by geographic location at the dates indicated.

Number of Employees by Geographic Location	2011	2010	2009
State of Bahia	1,862	1,809	1,716
State of Rio Grande do Sul	1,762	1,725	1,736
State of São Paulo	1,821	1,846	606
State of Alagoas	514	473	448
State of Rio de Janeiro	461	408	—
Other Brazilian states	14	53	66
Brazil	6,434	6,314	4,572
United States	543	436	—
Germany	100	—	—
Mexico	46	—	—
Other countries	41	—	—
Total	7,164	6,750	4,572

We do not employ a material number of temporary employees.

In Brazil, both employees and employers have the right to organize unions. Employees belonging to a specific “professional category” and employers constituting a specific “economic category” may each be represented by a single union in a particular geographic area. Individual unions generally belong to state-wide union federations, which in turn belong to nationwide union confederations. We are a member of the Petrochemicals and Synthetic Resins Industries Union of the States of Bahia, Alagoas, Rio Grande do Sul and São Paulo, and our employees belong to the Petrochemicals Industries Workers’ Unions in each of these states. At December 31, 2011, approximately 29.7% of our employees in Brazil were union members. We believe that we have good ongoing relations with our employees and their unions. We have not experienced a strike in Brazil since Trikem was privatized in 1995. The current collective bargaining agreements with our unions have one-year to two year terms and are subject to annual renegotiation. We have traditionally applied the terms of bargaining agreements entered into with the unions equally to unionized and non-unionized employees.

The employees of Braskem America and Braskem Europe are not represented by any union, other than employees of Braskem America’s Neal, West Virginia plant. At December 31, 2011, approximately 65% of the employees of this plant were represented by the United Steel, Paper & Forestry, Rubber, Manufacturing, Energy Allied-Industrial & Service Workers International Union. The collective bargaining agreement with this union expired in June 2010 after a three-year term. Although we believe that Braskem America has generally maintained a cooperative relationship with its employees and their union, the unionized employees at our Neal, West Virginia plant went on strike in August 2010. During this strike, the plant continued to operate under the supervision of management. In May 2011, Braskem America entered into a new collective bargaining agreement management with this union covering the unionized employees of this plant with a term that expires in May 2015.

We have adopted and applied a personnel management philosophy which emphasizes a performance related pay structure and a decentralized management structure. Employees in each of our business units participate in setting and achieving their business unit’s annual objectives. As a result, employees in those business units that meet or exceed their goals share in our financial performance through performance-based employee compensation plans. During 2011, we recorded an expense of R$194.0  million related to this program with respect to approximately 6,314  employees, including our executive officers. The members of our board of directors do not participate in this program.

We seek to recruit top graduates from Brazilian technical schools and universities to work at each of our plants and offer career development training to employees to develop skills necessary to operate an internationally competitive, vertically integrated petrochemical company. We have invested in a series of training courses for our operating, laboratory and maintenance personnel through agreements with technical training organizations. During 2011, our total investment in education and training amounted to R$11.0  million for approximately 235,000  hours of training, representing an average of 37  hours per employee.

We tailor career development programs to each employee’s individual needs and abilities. We established this program with our own resources and technology, and it has become a Brazilian benchmark in human resources practices. In 2011, 38% of our employees received salary increases as a result of their participation in our career development programs.

Our employees in Brazil and their dependents receive medical and dental assistance through a network of accredited doctors. We pay most of the costs for these services, with a small portion being paid by our employees. A small monthly fee is also charged to our employees to pay for more costly medical services. In 2011, we spent R$39.5  million on this assistance.

Braskem America offers its employees the ability to participate in a variety of health and welfare benefit plans, including medical, dental vision, life and disability coverage. The employees from the Dow Polypropylene plants located in Seadrift and Freeport, Texas were enrolled in Braskem America’s benefit plans.

Braskem Europe offers its employees the ability to participate in benefit plans, including pension, life and disability coverage.

The majority of our employees participate in the Odebrecht Pension Plan (Odebrecht Previdência), or ODEPREV. We pay part of the monthly payments made by our employees to the ODEPREV. This pension fund is a defined contribution plan that pays supplementary pension and retirement amounts in amount to those paid by the Brazilian government’s pension system and is intended to provide its members with income on retirement. In 2011, we paid R$13.9  million into this fund.

We also make contributions to the Petrobras Social Security Foundation (Fundação Petrobras de Seguridade Social), or Petros, under retirement and defined benefit pension plans that we assumed as a result of the acquisition of control of Copesul. Copesul closed these plans to new participants on January 1, 1995. In August 2010, we ceased making contributions to this plan.

In 2002, Triunfo approved and implemented a supplementary private pension plan named Triunfo Vida. Triunfo Vida is a closed defined-contribution plan. The obligations of Triunfo under the Triunfo Vida plan were assumed by Braskem as a result of the merger of Triunfo into Braskem. Triunfo Vida is independently managed by Petros, with no links to any other pension plan managed by Petros, pursuant to the provisions of Complementary Law No. 109/2001. In 2010, we ceased making contributions to this plan.

Braskem America has historically offered two qualified defined benefit pension plans to its employees: (1) the Final Pay and Career Pay Formulas, for which employees who were employed before January 1, 1987 are eligible to participate, and (2) the Career Pay Formula, for which employees who were employed after January 1, 1987 are eligible. Each of these plans offers employees monthly income for life either at retirement or, in the event that an employee’s departure occurs after such employee’s benefits under the plan have vested, at the time of departure. These defined benefit plans were terminated with respect to its employees, other than the participants in the Novamont pension plan that is available to unionized employees at the Neal, West Virginia plant, prior to our acquisition of Sunoco Chemicals. Following the Sunoco Acquisition and the Dow Acquisition, Braskem America has offered its employees the ability to participate in a 401(k) retirement plan.

Braskem Europe offers a non-contribution, defined benefit plan to employees of its German plant. In October 2011, the obligations of Dow under this defined benefit plan were assumed by Braskem Europe as a result of the Dow Polypropylene Acquisition. As of December 31, 2011, 96 of our employees were active participants in this plan. In 2011, Braskem Europe and participants did not make any contributions to the defined benefit plan. As of December 31, 2011, the balance of the fair value of the plan’s assets was composed solely of contributions made by participants.

ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

Major Shareholders

At April 5, 2012, we had outstanding share capital of R$8,043,222,080.50 equal to 801,665,617 total shares consisting of 451,669,063 common shares, 349,402,736 class A preferred shares and 593,818 class B preferred shares. As of April 5, 2012, all of our authorized shares were issued and outstanding, other than 411 common shares and 1,542,258 class A preferred shares held in treasury. All of our share capital is fully paid. All of our shares are without par value.

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

The following table sets forth information concerning the ownership of our common shares and class A preferred shares at March 31, 2012 by each person whom we know to be the owner of more than 5.0% of our common shares and our class A preferred shares, and by all of our directors and executive officers as a group. Our principal shareholders have the same voting rights with respect to each class of our shares that they own as other holders of shares of that class.

	Common Shares		Class A Preferred Shares		Total
	Number of Shares	%	Number of Shares	%	Number of Shares	%
Odebrecht(1)	226,334,623	50.1	79,182,498	22.7	305,517,121	38.1
Petrobras	212,426,946	47.0	75,792,587	21.7	288,219,533	36.0
BNDESPAR	—	—	44,317,452	12.7	44,317,452	5.5
All directors, fiscal council members, their alternates and executive officers as a group (39 persons)	268	*	80,997	*	81,265	*

____________________________

*      less than 1%

(1)   Includes 226,334,622 common shares held by BRK and 79,182,486 class A preferred shares held by OSP, each of which is a wholly-owned subsidiary of Odebrecht.

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

On May 5, 2009, we issued an aggregate of 13,387,157 class A preferred shares in connection with the merger of Triunfo with and into our company, including 11,299,254 class A preferred shares that were issued to Petroquisa, which, prior to its merger into Petrobras in January 2012 was the petrochemical subsidiary of Petrobras. As a result, the direct and indirect ownership of Odebrecht in our company was reduced to 24.5% of our class A preferred shares and 38.3% of our total share capital, and the ownership of Petroquisa in our company increased to 22.1% of our class A preferred shares and 25.3% of our total share capital.

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

On January 27, 2012, OSP, Petrobras and Petroquisa approved a partial split off (cissão) in which BRK transferred 102,222,019 of our common shares to Petrobras and 92,204,840 of our common shares to Petroquisa. BRK retained 226,334,622 of our common shares and became a wholly-owned subsidiary of OSP. On the same date, the shareholders of Petrobras voted to merge its subsidiary Petroquisa into Petrobras.

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

Under the Petrobras Shareholders’ Agreement Petrobras has the right to designate:

•       four members of our board of directors and their alternates for so long as they own, directly or indirectly, an aggregate of 30% or more of our voting share capital;

•       three members of our board of directors and their alternates for so long as they own, directly or indirectly, an aggregate of 18%, but less than 30%, of our voting share capital;

•       two members of our fiscal council and their alternates, one of which will serve as president, for so long as they own, directly or indirectly, an aggregate of 30% or more of our voting share capital; and

•       two members of our fiscal council and their alternates for so long as they own, directly or indirectly, an aggregate of 18%, but less than 30%, of our voting share capital and for so long as Odebrecht has the right to elect more than a majority of the members.

For so long as Petrobras has the right to designate three or four members of our board of directors, one of these designees will serve as vice president of our board of directors.

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

Under the Petrobras Shareholders’ Agreement, Odebrecht has the sole power to approve the business plan of our company. However, for so long as Petrobras owns, directly or indirectly, an aggregate of less than 30% and more than 18% of our voting share capital, we are prohibited from taking certain strategic actions unless a consensus regarding those actions is reached between Odebrecht and Petrobras, including, among others:

•       actions affecting our share capitalization or the rights of holders of our shares;

•       mergers, spin-offs or similar transactions;

•       investments and purchases of non-current assets with a value in excess of 30% of our non-current assets;

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

Under the Petrobras Shareholders’ Agreement, Petrobras has the right to sell a pro rata portion of their common shares of our company in connection with any direct or indirect sale of our common shares by the Odebrecht Group to a third party.

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

BNDESPAR Shareholders’ Agreement

We, Odebrecht and BNDESPAR have entered into a shareholders’ agreement. This shareholders’ agreement will expire on the earlier of the first date on which BNDESPAR ceases to own more than 5.0% of our total share capital and August 24, 2016. This shareholders’ agreement provides that BNDESPAR has the right to appoint one member of our board of directors for so long as Odebrecht and its subsidiaries have the right to elect more than a majority of the members of our board of directors. This shareholders’ agreement also provides that BNDESPAR has the right to (1) require our company and Odebrecht to purchase the shares that it owns in our company if we do not comply with the terms of this shareholders’ agreement and do not cure any such non-compliance within a specified period, and (2) sell its shares in the event that Odebrecht sells its voting control of our company to a third party.

Related Party Transactions

The following summarizes the material transactions that we have engaged in with our principal shareholders and their affiliates since January 1, 2011.

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

In December 2010, we entered into another Alliance Agreement with companies in the Odebrecht Group and Genpro Engenharia S.A. for the construction of a new PVC plant in Alagoas. For more information regarding this project, see “Item 4. Information on the Company—Capital Expenditures—Greenfield Plants—Alagoas PVC Plant.”

In April 2011, we entered into another Alliance Agreement with companies in the Odebrecht Group and Genpro Engenharia S.A. for the construction of a new Butadiene plant in Triunfo. For more information regarding this project, see “Item 4. Information on the Company—Capital Expenditures—Greenfield Plants—Butadiene Plant.”

The aggregate amount of services we purchased under these Alliance Agreements in 2011 was R$396.3 million. We had accounts payable to companies in the Odebrecht Group of R$4.1 million at December 31, 2011.

Petrobras

Commercial Transactions with Petrobras

In July 2009, we and Petrobras entered into a Petrochemical Naphtha Purchase and Sale Contract under which Petrobras supplies naphtha to our basic petrochemical plants located in the Northeastern Complex and the Southern Complex. This contract has a term of five years, expiring in March 2014, and is automatically renewable for one five-year period, unless either party notifies the other party in writing at least one year prior to the expiration of the contract that it does not intend to renew the contract. Under this supply contract, the price that we pay for naphtha is based on a variety of factors, including the market prices of naphtha and a variety of petrochemical derivatives, the volatility of the prices of these products in the international markets, the real/U.S. dollar exchange rate, and the level of paraffinicity of the naphtha that is delivered.

In May 2006, Quattor Química (currently known as Braskem Qpar) and Petrobras entered into a Petrochemical Naphtha Purchase and Sale Contract for the supply of naphtha to our basic petrochemicals plants located in São Paulo Complex. The initial term of this contract expired in December 2010. In October 2010, this contract was amended to extend the term of this contract until February 2014 and provide that the contract is renewable for one five-year period, unless either party notifies the other party in writing at least one year prior to the expiration of the contract that it does not intend to renew the contract. Under the terms of this contract, the price that we pay for naphtha under this contract is based on a variety of factors, including the market prices of naphtha and a variety of petrochemical derivatives, the volatility of the prices of these products in the international markets, the real/U.S. dollar exchange rate, and the level of paraffinicity of the naphtha that is delivered.

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

In January 2005, Quattor Química (currently known as Braskem Qpar) and Petrobras entered into an agreement for the purchase and sale of a chain of light refinery hydrocarbons, from which we separate ethylene and propylene. This agreement provides that we and Petrobras will negotiate the renewal of this agreement prior to its expiration in 2020 and that, in the event that Petrobras does not intend to renew this agreement, it must notify us at least two years prior to the expiration of this agreement and must perform under the terms and conditions of this agreement until 2028. Under the terms of this agreement, the price for light refinery hydrocarbons is based on a variety of market indices.

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

Between May 2001 and February 2006, Braskem Petroquímica (formerly known as Quattor Petroquímica) and Petrobras entered into five propylene supply agreements. Each contract has an initial term of 20 years and the terms of each of these agreements is automatically renewable for a five-year period, unless either party notifies the other party in writing, at least six months prior to the expiration of the contract, that it does not intend to renew the agreement. Under the terms of these agreements, the price that we pay for propylene under these contracts is based primarily on the ICIS-LOR price for propylene in the U.S. Gulf Coast.

In January 2012, we entered into a three-year caustic soda supply contract with Petrobras under which we will supply approximately 68,000 tons of caustic soda for use by Petrobras’ Brazilian refineries. This contract expires in January 2015.

We purchased raw materials from Petrobras and its subsidiaries of R$14,322.0 million in 2011 and sold products to Petrobras and its subsidiaries of R$1,476.6 million in 2011. We had accounts payable to Petrobras and its subsidiaries in an aggregate amount of R$1,787.5 million at 2011, and we had accounts receivable from Petrobras and its subsidiaries in an aggregate amount of R$166.5 million at December 31, 2011.

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

Our Jointly Controlled Companies and Associated Companies

Borealis Brasil S.A.

We sell polypropylene and polyethylene to Borealis in which we have a 20.0% interest. We recorded net sales to Borealis of R$167.4 million in 2011. We account for Borealis under the equity method of accounting, and it is not proportionally controlled.  We had accounts receivable from Borealis of R$3.1 million at December 31, 2011.

Refinaria de Petróleo Rio-grandense S.A.

We own directly 33.2% of the voting and total share capital of RPR, which we jointly control and proportionally consolidate. We sell condensate to RPR and purchase naphtha from RPR. In 2011, we recorded sales to RPR of R$15.6 million and purchases from RPR of R$5.3 million.

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

Tax Proceedings

We are engaged in several legal proceedings with Brazilian tax authorities for which we have established provisions in an aggregate amount of R$222.3 million at December 31, 2011. In addition, there are currently certain legal proceedings pending in which we are involved for which we have not established provisions. If any of these legal proceedings were decided adversely to us, we do not believe that our results of operations, cash flows or financial condition would be materially and adversely affected.

Social Contribution on Net Income

Law No. 7,689/88 created the CSLL, a tax similar to the corporate income tax. Under Article 146, item III of the Brazilian Constitution, the CSLL should have been enacted as a supplementary law and not as an ordinary law. Under Brazilian law, supplementary laws must be approved by at least a majority of the members of each house of the Brazilian Congress, while an ordinary law may be approved by a simple majority of the members of Congress present at the relevant voting session. In addition, we believed that CSLL violates Article 154, item II of the Brazilian Constitution, which provides that new taxes may not be assessed and calculated on the same basis as existing taxes. We believed the CSLL is assessed and calculated on the same basis as the corporate income tax. We have filed several suits challenging the constitutionality of the CSLL.

For further information, see note 28(b) to our audited consolidated financial statements.

ICMS Tax Assessment Notice

In December 2010 and 2011, tax assessment notices were issued by the internal revenue department of the State of Bahia against Braskem claiming unpaid ICMS taxes in the amount of R$500 million, retrospectively revised by inflation and the benchmark rate, in connection with several alleged violations of certain provisions of the ICMS tax legislation, including, among others: (1) the failure to account for certain tax credits granted in connection with the purchase of goods that we subsequently sold on a reduced tax basis; (2) the failure to adhere to certain ancillary obligations under the ICMS tax legislation; and (3) the sale of goods below the cost of production. We challenged these assessment notices in the administrative court because we believe that there are reasonable grounds on which we can successfully defend against these assessments. We believe that a loss in this claim is possible, although we have not recognized any provision with respect thereto.

In addition, the internal revenue department of the State of Bahia has repeatedly issued tax assessment notices claiming other unpaid ICMS taxes. The subject matter of the tax assessments include, among others: (1) inappropriately claiming ICMS credits for the acquisition of assets; (2) the transfer of goods at prices below production cost; (3) failure to ship goods; (4) lack of evidence that the company exported goods; (5) failure to register invoices; and (6) claiming ICMS credits on transportation services without providing adequate evidence. On December 31, 2011, the amount in dispute of these claims was approximately R$700 million. We challenged these assessment notices in the administrative court because we believe that there are reasonable grounds on which we can successfully defend against these assessments. We believe that a loss in this claim is possible, although we have not recognized any provision with respect thereto.

In 2007, tax assessment notices were issued by the Federal Brazilian Revenue Service against Braskem Petroquímica claiming unpaid income tax and CSLL in connection with foreign exchange variation in foreign subsidiary investment accounts in 2002. On December 31, 2011, the amount in dispute of these claims was approximately R$110 million. We challenged these assessment notices in the administrative court because we believe that there are reasonable grounds on which we can successfully defend against these assessments. We believe that a loss in this claim is possible, and at December 31, 2011, we have established related provisions in the amount of R$27.8 million.

In 2009, tax assessment notices were issued by the internal revenue department of the State of São Paulo against Braskem Qpar claiming unpaid ICMS taxes in connection with several alleged violations of certain provisions of the ICMS tax legislation, including (1) inappropriately claiming ICMS credits for the acquisition of assets between February 2004 and January 2008 and (2) failure to register invoices. On December 31, 2011, the amount in dispute of these claims was approximately R$350 million. We challenged these assessment notices in the administrative court because we believe that there are reasonable grounds on which we can successfully defend against these assessments. We believe that a loss in this claim is possible, and at December 31, 2011, we have established related provisions in the amount of R$73.5 million.

In addition, the internal revenue department of the State of São Paulo has repeatedly issued tax assessment notices claiming other unpaid ICMS taxes. The subject matter of the tax assessments include, among others (1) inappropriately claiming ICMS credits between 2004 and 2005, and (2) failure to pay taxes on the sale of certain intrastate sale operations between 2002 and 2004. On December 31, 2011, the amount in dispute of these claims was approximately R$131 million. We challenged these assessment notices in the administrative court because we believe that there are reasonable grounds on which we can successfully defend against these assessments. We believe that a loss in this claim is possible, and at December 31, 2011, we have established related provisions in the amount of R$52.5 million.

Other Tax Proceedings

We and our affiliates are involved in several other judicial and administrative proceedings regarding withholding taxes, corporate income taxes (Imposto de Renda da Pessoa Jurídica), the ICMS, COFINS, IPI, the tax on financial transactions (Imposto Sobre Operações Financeiras), monetary adjustments, the PIS, the Social Contribution for Intervention in the Economic Domain (Contribuição Social sob Intervenção no Domínio Econômico) levied on the acquisition of naphtha and other issues related to tax matters. At December 31, 2011, the amounts in material disputes relating to COFINS was approximately R$182 million and the amount in material disputes relating IPI was approximately R$90 million.

Labor Proceedings

Overtime Claims

In late September 2010, we received notice that a lawsuit had been commenced against our company by the Petrochemical Industry Workers’ Union of Triunfo (Sindicato dos Trabalhadores das Indústrias Petroquímicas de Triunfo) alleging that we had violated an agreement regarding payment of overtime at our Triunfo basic petrochemicals plant. The suit claims damages of R$218.0 million, retrospectively revised by inflation and the benchmark rate. We have presented our defense to the court and have received a partial decision in our favor that reduced the damage to R$46.0 million. The remaining claims are currently being reviewed by the higher labor court and we believe that the likelihood of loss in this suit is possible.

The Petrochemical Industry Workers’ Union of Triunfo filed similar claims in the second quarter of 2005 claiming overtime payment in the amount of R$728.3 million. These suits are pending. We believe the chances of loss are remote in regards to R$641.9 million of the alleged claims and are possible in regards to the remaining R$86.5 million.

Employment and Occupational Health and Safety Proceedings

At December 31, 2011, we were involved in approximately 1,760 employment and occupational health and safety proceedings as to which the total amount claimed was approximately R$886 million. At that date, we had deposited R$33 million of this amount in court and have established a provision for these claims in an aggregate amount of R$37 million at December 31, 2011. We do not believe that these proceedings will have a material adverse effect on our business, financial condition or operations.

Social Security

At December 31, 2011, we were involved in approximately 85 social security proceedings as to which the aggregate amount claimed was approximately R$205.7 million. We believe that our chance of loss is possible and therefore have not established a provision for these claims.

Other Proceedings

At December 31, 2011, we were a defendant in two civil suits filed by a former caustic soda distributor, its controlling shareholder and a former transporter for breach of a caustic soda distribution agreement. The damages claimed in these suits totaled R$30.5 million at December 31, 2011. These suits are pending and we believe that our chance of loss is possible in these suits.

We are parties to certain proceedings brought against our company by former holders of preferred shares of Nitrocarbono, OPP Química, Salgema, Trikem, Polialden and Politeno which we do not believe will have a material adverse effect on our business, financial condition or results of operations. In one of these suits, the Superior Court of Justice issued a ruling in our favor in August 2010, which ruling is being appealed by the plaintiffs. At December 31, 2011, the amount in dispute was approximately R$14.1 million. We believe that our chance of loss is possible in these suits.

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

The following table sets forth the dividends and/or interest attributable to shareholders’ equity paid to holders of our common shares, class A preferred shares and class B preferred shares since January 1, 2007 in reais and in U.S. dollars translated from reais at the commercial market selling rate in effect as of the payment date.

		Nominal Brazilian Currency per			US$ equivalent per
Year	Payment Date	Common shares	Class A Preferred Shares	Class B Preferred Shares	Common shares	Class A Preferred Shares	Class B Preferred Shares
2007	April 9, 2007	R$—	R$0.16	R$0.16	US$—	US$0.07	US$0.07
2008	April 7, 2008	0.64	0.64	0.64	0.38	0.38	0.38
2011	May 10, 2011	0.83	0.83	0.60	0.52	0.52	0.37

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

•         an unrealized profit reserve described under “—Mandatory Distributions” below; and

•         a tax incentive investment reserve, included in our capital reserve accounts, in the amount of the reduction in our income tax obligations due to government tax incentive programs. See note 29(c) to our audited consolidated financial statements.

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

Legal Reserve Account

Under the Brazilian Corporation Law and our by-laws, we must allocate 5% of our net profits for each fiscal year to our legal reserve until the aggregate amount of our legal reserve equals 20% of our paid-in capital. However, we are not required to make any allocations to our legal reserve in a fiscal year in which our legal reserve, when added to our other reserves, exceeds 30% of our shareholders’ equity. At December 31, 2011, we had a balance of R$87.7 million in our legal reserve account.

Capital Reserve Accounts

Under the Brazilian Corporation Law, we are also permitted to record a capital reserve that may be used only (1) to absorb losses which exceed retained earnings and profit reserves as defined in the Brazilian Corporation Law, and (2) to redeem or repurchase share capital and/or participation certificates, (3) to increase our capital, or (4) if specified in our by-laws (which currently do not so specify), to pay preferred share dividends. Amounts allocated to our capital reserves are unavailable for the payment of distributions and are not taken into consideration for purposes of determining the mandatory distributable amount. At December 31, 2011, we had a balance of R$846.0 million in our capital reserve accounts.

Dividend Preference of Preferred Shares

Under our by-laws, our preferred shareholders are entitled to a minimum annual non-cumulative preferential dividend, or the Minimum Preferred Dividend, equal to 6% of the book value of such shares, before dividends may be paid to our common shareholders. Distributions of dividends in any year are made:

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

Under the Brazilian Corporation Law, the amount by which the mandatory distributable amount exceeds the “realized” portion of net income for any particular year may be allocated to the unrealized profit reserve, and the mandatory distribution may be limited to the “realized” portion of net income. The “realized” portion of net income is the amount by which our net income exceeds the sum of (1) our net positive results, if any, from the equity method of accounting for earnings and losses of our subsidiaries and certain associated companies, and (2) the profits, gains or income obtained on transactions maturing after the end of the following fiscal year. As amounts allocated to the unrealized profit reserve are realized in subsequent years, such amounts must be added to the dividend payment relating to the year of realization.

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

On December 21, 1998, ADSs representing our class A preferred shares began trading on the NYSE under the symbol “BAK”. On December 31, 2011, there were 16,349,688 ADSs outstanding, representing 32,699,376 class A preferred shares, or 4.1% of our outstanding class A preferred shares. Each ADS represents two class A preferred shares.

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

	BM&FBOVESPA		NYSE
	Closing Price per
	Class A Preferred Share		Closing Price per ADS
	High	Low	High	Low
	(in reais)		(in dollars)

2007	18.19	12.34	19.27	11.56
2008	15.19	5.41	18.50	4.60
2009	14.72	4.41	16.73	3.73
2010	19.85	9.74	24.62	10.77
2011	25.00	12.80	32.15	13.91

	BM&FBOVESPA		NYSE
	Closing Price per
	Class A Preferred Share		Closing Price per ADS
	High	Low	High	Low
	(in reais)		(in dollars)

2010
First Quarter	14.70	12.79	17.37	13.59
Second Quarter	12.69	9.74	14.77	10.77
Third Quarter	16.55	12.39	20.13	14.28
Fourth Quarter	17.60	16.13	24.62	19.93
2011
First Quarter	20.85	18.60	26.41	22.74
Second Quarter	25.00	20.40	32.15	25.63
Third Quarter	22.39	13.96	29.42	15.62
Fourth Quarter	15.99	12.80	18.78	13.91
2012
First Quarter	16.43	12.88	19.44	14.11

Most Recent Six Months
October 2011	15.38	13.30	18.74	14.89
November 2011	15.99	13.02	18.78	13.96
December 2011	14.51	12.80	16.18	13.91
January 2012	15.90	12.88	18.39	14.11
February 2012	16.43	14.80	19.44	17.37
March 2012	16.30	14.30	18.91	15.93

________________________________

Source: Economática Ltda./ Bloomberg

On April 5, 2012 the closing sales price of:

•         our class A preferred shares on the BM&FBOVESPA was R$14.49 per share;

•         our class A preferred shares on the LATIBEX was €6.06 per share; and

•         the ADSs on the NYSE was US$15.93 per ADS.

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
154

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

Regulation of Foreign Investments

Trading on the BM&FBOVESPA by a holder not deemed to be domiciled in Brazil for Brazilian tax and regulatory purposes, or a non-Brazilian holder, is subject to certain limitations under Brazilian foreign investment regulations. With limited exceptions, non-Brazilian holders may trade on the BM&FBOVESPA only in accordance with the requirements of Resolution No. 2,689 of the National Monetary Council. Resolution No. 2,689 requires that securities held by non-Brazilian holders be maintained in the custody of, or in deposit accounts with, financial institutions that are authorized by the Central Bank and the CVM. In addition, Resolution No. 2,689 requires non-Brazilian holders to restrict their securities trading to transactions on the BM&FBOVESPA or qualified over-the-counter markets. With limited exceptions, non-Brazilian holders may not transfer the ownership of investments made under Resolution No. 2,689 to other non-Brazilian holders through private transactions. See “Item 10. Additional Information—Exchange Controls” for further information about Resolution 2,689, and “Item 10. Additional Information—Taxation—Brazilian Tax Considerations—Taxation of Gains in Brazil” for a description of certain tax benefits extended to non-Brazilian holders who qualify under Resolution No. 2,689.

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

As of April 5, 2012, we had outstanding share capital of R$8,043,222,080.50, equal to 801,665,617 total shares consisting of 451,669,063 common shares, 349,402,736 class A preferred shares and 593,818 class B preferred shares, including 1,542,258 class A preferred shares and 411 common shares held in treasury. All of our share capital is fully paid. All of our shares are without par value. Under the Brazilian Corporation Law, the aggregate number of our non-voting and limited voting class A and class B preferred shares may not exceed two-thirds of our total outstanding share capital.

Corporate Purposes

Article 2 of our by-laws establishes our corporate purposes to include:

•         the manufacture, trading, import and export of chemical and petrochemical products and petrochemical derivatives;

•         the production, distribution and trading of utilities such as: steam, water, compressed air, industrial gases, as well as the provision of industrial services;

•         the  production, distribution and trading of electricity for its own consumption and that of other companies;

•         holdings of equity stakes in other companies, pursuant to Law No. 6,404/76, as a holder of quotas or shares; and

•         the manufacture, distribution, trading, import and export of gasoline, diesel oil, LPG and other oil derivatives.

Board of Directors

Under the Brazilian Corporation Law, any matters subject to the approval of our board of directors can be approved by a simple majority of votes of the members present at a duly convened meeting, unless our by-laws otherwise specify. Under our by-laws, our board of directors may only deliberate if a majority of its members are present at a duly convened meeting. Any resolutions of our board of directors may be approved by the affirmative vote of a majority of the members present at the meeting, subject to veto rights of Petrobras, over resolutions of our board of directors relating to certain matters under the Petrobras Shareholders’ Agreement. See “Item 7. Major Shareholders and Related Party Transactions—Major Shareholders—Shareholders Agreements—Petrobras Shareholders’ Agreement.”

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

Qualification of Directors

Our by-laws do not require the members of our board of directors to be a resident in Brazil or a shareholder of our company. The Brazilian Corporation Law requires each of our executive officers to be residents of Brazil.

Fiduciary Duties and Conflicts of Interest

All members of our board of directors and their alternates owe fiduciary duties towards us and all of our shareholders.

Under the Brazilian Corporation Law, if one of our directors, their alternates or our executive officers will derive personal benefit in connection with any proposed transaction, such director, alternate director or executive officer may not vote in any decision of our board of directors or of our board of executive officers, as the case may be, regarding such transaction and must disclose the nature and extent of his conflicting interest for inclusion in the minutes of the applicable meeting. However, if one of our directors is absent from a meeting of our board of directors, that director’s alternate may vote even if that director has a conflict of interest, unless the alternate director shares that conflict of interest or has another conflict of interest.

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

Share Capital

Under the Brazilian Corporation Law, the number of issued and outstanding non-voting shares or shares with limited voting rights, such as our class A preferred shares and class B preferred shares, may not exceed two-thirds of total outstanding share capital.

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

Shareholders’ Meetings

Under the Brazilian Corporation Law, we must hold an annual shareholders’ meeting by April 30 of each year in order to:

•         approve or reject the financial statements approved by our board of directors and board of executive officers, including any recommendation by our board of directors for the allocation of net profits and distribution of dividends; and

•         elect members of our board of directors (upon expiration of their two-year term) and members of our fiscal council, subject to the right of minority shareholders to elect members of our board of directors and our fiscal council.

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

•         authorize management to declare us insolvent or bankrupt and to request a concordata (a procedure involving our protection from our creditors similar in many respects to a reorganization under the U.S. bankruptcy code);

•         elect and substitute members of our board of directors and fiscal council;

•         modify the number of members our board of directors;

•         alter our dividend policy; and

•         authorize the delisting of our shares.

We convene our shareholders’ meetings, including our annual shareholders’ meeting, by publishing a notice in the Diário Oficial do Estado da Bahia, in at least one additional newspaper designated by our shareholders with general circulation in Bahia, where we maintain our registered office. On the first call of any meeting, the notice must be published no fewer than three times, beginning at least 15 calendar days prior to the scheduled meeting date. The notice must contain the meeting’s place, date, time, agenda and, in the case of a proposed amendment to our by-laws, a description of the subject matter of the proposed amendment.

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

Our company is required to give effect to shareholders agreements that contain provisions regarding the purchase or sale of our shares, preemptive rights to acquire our shares, the exercise of the right to vote our shares or the power to control our company, if these agreements are filed with our headquarters in Camaçari. Brazilian Corporation Law obligates the president of any shareholder or board of directors meeting to disregard any vote taken by any of the parties to any shareholders agreement that has been duly filed with our company that violates the provisions of any such agreement. In the event that a shareholder that is party to a shareholders’ agreement (or a director appointed by such shareholder) is absent from any shareholders’ or board of directors’ meeting or abstains from voting, the other party or parties to that shareholders agreement have the right to vote the shares of the absent or abstaining shareholder (or on behalf of the absent director) in compliance with that shareholders agreement.

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

Disclosures of Share Ownership

Brazilian regulations require that (1) each of our controlling shareholders, directly or indirectly, (2) shareholders who have elected members of our board of directors, and (3) any person or group of persons representing a person that has directly or indirectly acquired or sold an interest corresponding to at least 5% of the total number of our shares of any type or class to disclose its or their share ownership or divestment to the CVM and to the BM&FBOVESPA. In addition, a statement (fato relevante) containing certain required information must be published in the Diário Oficial do Estado da Bahia, at least one additional newspaper designated by our shareholders with wide circulation in Bahia.

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

Registration under Resolution No. 2,689 affords favorable tax treatment to non-Brazilian portfolio investors who are not resident in a tax haven jurisdiction, which is defined under Brazilian tax laws as a country or jurisdiction that does not impose taxes or where the maximum income tax rate is lower than 20% or that restricts the disclosure of shareholder composition or ownership of investments. See “—Taxation—Brazilian Tax Considerations.”

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

Foreign investors must be registered with the Brazilian Internal Revenue Service (“Receita Federal”) pursuant to the Nominative Instruction 1,183, dated as of August 19, 2011. This registration process is undertaken by the investor’s legal representative in Brazil.

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

The description below is not intended to constitute a complete analysis of all tax consequences relating to the acquisition, ownership and disposition of class A preferred shares or ADSs. Prospective purchasers of our class A preferred shares or ADSs are advised to consult their own tax advisors in respect of the consequences that the purchase, ownership or disposition of our class A preferred shares or ADSs might trigger under the laws of Brazil, the United States or any other jurisdiction in light of their particular investment circumstances.

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

Tax on Foreign Exchange and on Bonds and Securities Transactions

Foreign Exchange Transactions

Pursuant to Decree 6,306 of December 14, 2007, as amended, or Decree 6,306/07, the conversion of Brazilian currency into foreign currency (e.g., for purposes of paying dividends and interest) and on the conversion of foreign currency into Brazilian currency may be subject to the IOF/Exchange Tax. Currently, for most exchange transactions, the rate of IOF/Exchange is 0.38%. This is the rate applicable to the inflow and outflow of foreign direct investments for companies in Brazil according to Law 4,131/62 (other than trading portfolio investments in securities under Resolution 2,689/00).

The IOF/Exchange Tax levies a 6% flat rate on capital inflows from non-residents who invest in the Brazilian stock exchange, futures and commodities exchanges, including inflows that serve as margin guarantees in these transactions. As of December 2011, however, the 6.0% rate was reduced to 0% on the following capital inflows from non-residents: (1) investments in securities bearing a variable rate of return that are purchased on the Brazilian stock exchange, futures and commodities exchanges; (2) acquisition of stocks in public offerings on the Brazilian stock exchange or subscriptions of capital increases; (3) investments in Brazilian stocks using funds derived from the cancelation of “depositary receipts”; (4) certain investments in private equity or emerging companies investment funds (FIP and FIEE) and funds of these funds; and (5) conversion of foreign direct investments in stocks under Law 4,131/62 into foreign investment in stocks under Resolution 2,689/00.

In March 2012, Brazilian federal regulators clarified that the 0% rate also applies to investments in Brazilian depository receipts representing shares of foreign companies and traded in Brazilian stock exchanges.

The IOF is 0% on the outflow of foreign investments in portfolio in Brazil under Resolution 2,689/00. The remittance abroad of dividends and interest on equity to non-Brazilian residents is subject to 0% IOF tax.

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

This description does not address any state, local or non-U.S. tax consequences of the acquisition, ownership and disposition of our class A preferred shares or ADSs. Moreover, this description does not address the consequences of any U.S. federal tax other than income tax, including but not limited to the U.S. federal estate and gift taxes. This description is based on (1) the Internal Revenue Code of 1986, as amended (the “Code”), existing, proposed and temporary U.S. Treasury Regulations and judicial and administrative interpretations thereof, in each case as in effect and available on the date of this annual report and (2), in part, on the representations of the depositary and the assumption that each obligation in the deposit agreement and any related agreement will be performed in accordance with its terms. All of the foregoing are subject to change, which change could apply retroactively and could affect the tax consequences described below.

As used below, a “U.S. holder” is a beneficial owner of a class A preferred share or ADS that is, for U.S. federal income tax purposes, (1) an individual citizen or resident of the United States, (2) a corporation organized under the laws of the United States, any state thereof or the District of Columbia, (3) an estate the income of which is subject to U.S. federal income taxation regardless of its source, or (4) a trust if (i) a court within the United States is able to exercise primary supervision over its administration and (ii) one or more U.S. persons have the authority to control all of the substantial decisions of such trust. As used below, a “Non-U.S. holder” is a beneficial owner of a class A preferred share or ADS that is neither a U.S. holder nor a partnership (or other entity treated as a partnership for U.S. federal income tax purposes).

If a partnership (or any other entity treated as a partnership for U.S. federal income tax purposes) holds class A preferred shares or ADSs, the tax treatment of a partner in such partnership will generally depend on the status of the partner and the activities of the partnership. A partnership or its partners should consult their tax advisor as to its tax consequences.

The class A preferred shares will be treated as equity for U.S. federal income tax purposes. In general, for U.S. federal income tax purposes, a holder of an ADR evidencing an ADS will be treated as the beneficial owner of our class A preferred shares represented by the applicable ADS. The U.S. Treasury Department has expressed concern that depositaries for ADSs, or other intermediaries between the holders of shares of an issuer and the issuer, may be taking actions that are inconsistent with the claiming of U.S. foreign tax credits by U.S. holders of such receipts or shares. Such actions include, for example, a pre-release of an ADS by a depository. Accordingly, the analysis regarding the availability of a U.S. foreign tax credit for Brazilian taxes, the sourcing rules and the availability of the reduced tax rate for dividends received by certain non-corporate holders, each described below could be affected by future actions that may be taken by the U.S. Treasury Department.

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

Based on certain estimates of its gross income and gross assets and the nature of its business, our company believes that it will not be classified as a PFIC for its taxable year ended December 31, 2011. The company's status in future years will depend on its assets and activities in those years. The company has no reason to believe that its assets or activities will change in a manner that would cause it to be classified as a PFIC for the taxable year ended December 31, 2012 or any future year, but there can be no assurance that the company will not be considered a PFIC for any taxable year. If we were a PFIC, a U.S. holder of class A preferred shares or ADSs generally would be subject to imputed interest charges and other disadvantageous tax treatment with respect to any gain from the sale or exchange of, and certain distributions with respect to, the shares or ADSs (including the loss of the potential reduced tax rate on certain dividends described above).

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

If a U.S. holder owns our class A preferred shares or ADSs during any year in which we were a PFIC, the U.S. holder generally must file IRS Form 8621 with respect to our company, generally with the U.S. holder’s federal income tax return for that year. If our company was a PFIC for a given taxable year, then U.S. holders of class A preferred shares or ADSs should consult their tax advisor concerning their annual filing requirements.

Foreign Asset Reporting

Pursuant to the Hiring Incentives to Restore Employment Act of 2010 and recently promulgated temporary regulations thereunder, certain U.S. holders who are individuals are required to report information relating to an interest in our class A preferred shares or ADSs, subject to certain exceptions (including an exception for shares or ADSs held in custodial accounts maintained with a financial institution). U.S. holders of the class A preferred shares or ADSs are urged to consult their tax advisors regarding their information reporting obligations, if any, with respect to their ownership and disposition of our class A preferred shares or ADSs.

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

Backup withholding is not an additional tax. Holders generally will be entitled to credit any amounts withheld under the backup withholding rules against their U.S. federal income tax liability or a refund of the amounts withheld provided the required information is furnished to the IRS in a timely manner.

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

In order to mitigate the market risks to which we are exposed, we have used, and we may use, foreign currency, interest rate, commodity derivative instruments, cash and receivables. At December 31, 2011, we had cross-currency, interest rate swaps and commodities swaps with an aggregate notional amount of R$1,802.8  million maturing between January 2012 and August 2019. These cross-currency and interest rate swaps match certain of our foreign currency-denominated debt obligations.

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

We do not enter into derivative transactions for speculative purposes.

At December 31, 2011, we had US$530.7  million in U.S. dollar-denominated cash, cash equivalents and financial investments, which may partially offset the effects of any depreciation of the real  against the U.S. dollar on our ability to service our U.S. dollar-denominated debt to the extent of these U.S. dollar-denominated cash equivalents and other investments.

Interest Rate Risk

Our variable interest rate exposure is primarily subject to the variations of the TJLP rate and the CDI rate for real-denominated borrowings and short-term cash investments.

With respect to Brazilian interest rates:

•      the short-term domestic CDI rate increased to 10.87% per annum at December 31, 2011 from 10.64% per annum at December 31, 2010 and from 8.55% per annum at December 31, 2009; and

•      the TJLP remained constant at 6.00% between December 31, 2009 and December 31, 2011.

Our variable interest rate exposure is primarily subject to the variations of the TJLP rate and the CDI rate for real-denominated borrowings and short-term cash investments.

The table below provides information about our significant interest-rate sensitive instruments:

	Payment Schedule—Breakdown by Type of Interest Rate
	At December 31, 2011 Expected Maturity Date
	2012	2013	2014	2015	2016	Thereafter	Total	Fair Value(1)
	(in millions of reais, unless otherwise indicated)
Liabilities:
Loans and financings (excluding debentures):
Fixed rate, denominated in U.S. dollars	314.3	318.3	357.5	159.9	46.9	6,431.6	7,628.5	7,885.6
Average interest rate	4.3%	3.7%	7.3%	8.3%	7.5%	6.9%
Variable rate, denominated in U.S. dollars	115.2	132.4	132.2	514.5	822.4	328.2	2.044.9	2.044.9
Average interest rate (over LIBOR)	4.7%	4.5%	4.5%	3.1%	3.0%	2.7%
Fixed rate, denominated in Japanese yen	26.3	-	-	-	-	-	26.3	26.3
Average interest rate	0.9%	0.0%	0.0%	0.0%	0.0%	0.0%
Fixed rate, denominated in reais	42.8	60.4	380.5	81.9	63.9	165.4	794.9	794.9
Average interest rate	7.7%	7.2%	11.0%	7.1%	6.7%	6.5%
Variable rate, denominated in reais (excluding debentures)	589.4	586.5	539.1	342.3	246.5	230.7	2,534.5	2,534.5
Average interest rate (over TJLP)	8.9%	8.9%	8.9%	9.1%	9.2%	9.0%
Variable rate, denominated in reais (excluding debentures)	302.1	151.9	369.2	25.1	25.0	1,258.3	2,131.6	2,131.5
Average interest rate (% of CDI)	106.1%	103.3%	100.1%	105.0%	105.0%	112.5%
Loans and financings (excluding debentures) before proportional consolidation	1,390.1	1,249.5	1,778.5	1,123.7	1,204.7	8,414.2	15,160.7	15,417.8
Loans and financings, of proportionally consolidated companies	11.5	14.4	14.4	10.3	9.0	10.8	70.4	70.4
Total loans and financings (excluding debentures)	1,401.6	1,263.9	1,792.9	1,134.0	1,213.7	8,425.0	15,231.1	15,488.2
Debentures:	-	-	-	-	-	-	-	-
Variable rate, denominated in reais	-	-	-	-	-	-	-	-
Average interest rate (% of CDI)	-	-	-	-	-	-	-	-
Debentures before proportional consolidation	-	-	-	-	-	-	-	-
Debentures of proportionally consolidated companies	-	9.5	9.5	-	-	-	19.1	19.1
Total debentures	-	9.5	9.5	-	-	-	19.1	19.1
Assets:	-	-	-	-	-	-	-	-
Cash and cash equivalents and other instruments:	-	-	-	-	-	-	-	-
Variable rate, denominated in U.S. dollars	995.5	-	-	-	-	-	995.5	995.5
Variable rate, denominated in reais	2,060.7	12.0	22.7	-	-	-	2,095.4	2,095.4
Cash and cash equivalents and other investments, before proportional consolidation	3,056.2	12.0	22.7	-	-	-	3,090.9	3,090.9
Cash and cash equivalents and other investments of proportionally consolidated companies	101.0	-	-	-	-	-	101.0	101.0
Total cash and cash equivalents and other investments	3,157.2	12.0	22.7	-	-	-	3,191.9	3,191.9

_________________________________
(1)  Represents the net present value of the future cash flows from the obligations converted into reais  at fair market value at December 31, 2011.

In the event that the average interest rate applicable to our financial assets and debt in 2012 were 1% higher than the average interest rate in 2011, our financial income would increase by approximately R$31.6  million and our financial expenses would increase by approximately R$155.0  million.

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

The table below provides information about our significant foreign currency exposures:

	Payment Schedule—Breakdown by Currency
	At December 31, 2011 Expected Maturity Date
	2012	2013	2014	2015	2016	Thereafter	Total	Fair Value(1)
	(in millions of reais)
Liabilities:
Loans and financings:
Loans and financings (excluding debentures):
Denominated in U.S. dollars	429.5	450.7	489.7	674.4	869.3	6,759.8	9,673.4	9,930.5
Denominated in Japanese yen	26.3	-	-	-	-	-	26.3	26.3
Denominated in reais	934.3	798.8	1,288.8	449.3	335.4	1,654.4	5,461.0	5,461.0
Loans and financings (excluding debentures) before proportional consolidation	1,390.1	1,249.5	1,778.5	1,123.7	1,204.7	8,414.2	15,160.7	15,417.8
Loans and financings, of proportionally consolidated companies	11.5	14.4	14.4	10.3	9.0	10.8	70.4	70.4
Total loans and financings (excluding debentures)	1,401.6	1,263.9	1,792.9	1,134.0	1,213.7	8,425.0	15,231.1	15,488.2
Debentures:
Denominated in reais	-	9.5	9.5	-	-	-	19.1	19.1
Total debentures, including current portion	-	9.5	9.5	-	-	-	19.1	19.1
Assets:
Cash and cash equivalents and other investments:	-	-	-	-	-	-	-	-
Denominated in U.S. dollars	995.5	-	-	-	-	-	995.5	995.5
Denominated in reais	2,060.7	12.0	22.7	-	-	-	2,095.4	2,095.4
Cash and cash equivalents and other investments, before proportional consolidation	3,056.2	12.0	22.7	-	-	-	3,090.9	3,090.9
Cash and cash equivalents and other investments of proportionally consolidated companies	101.0	-	-	-	-	-	101.0	101.0
Total cash and cash equivalents and other investments	3,157.2	12.0	22.7	-	-	-	3,191.9	3,191.9

_________________________________

 (1)  Represents the net present value of the future cash flows from the obligations converted into reais  at fair market value at December 31, 2011.

Our foreign currency exposures give rise to market risks associated with exchange rate movements of the real against the U.S. dollar. Foreign currency-denominated liabilities at December 31, 2011 consisted primarily of U.S. dollar-denominated debt. Our U.S. dollar-denominated debt, including short-term debt and current portion of long-term debt, was R$9,673.4  million (US$5,157.0  million) at December 31, 2011 and R$7,989.0 million (US$4,259.0 million) at December 31, 2010. This foreign currency exposure is represented by debt in the form of notes, bonds, pre-export finance facilities and working capital loans. Our cash and funds available in U.S. dollars partially protect us against exposure arising from the U.S. dollar-denominated debt.

In the event that the real  were to devalue by 10% against the U.S. dollar during 2012 as compared to the real/U.S. dollar exchange rate at December 31, 2011, our financial expenses indexed to the dollar in 2012 would increase by approximately R$967.3  million, and our financial income would increase by approximately R$99.6  million.

Commodity Prices

Although we have commodities swaps related to specific transactions, we do not currently hedge our main exposure to changes in prices of naphtha, our principal raw material, which are linked to international market prices denominated in U.S. dollars of naphtha and other petroleum derivatives. We do not hedge this main exposure, in part, because a portion of our sales are exports payable in foreign currencies and linked to the international market prices of these commodities denominated in U.S. dollars and, in part, because the prices of our polyethylene, polypropylene and PVC products sold in domestic markets generally reflect changes in the international market prices of these products denominated in U.S. dollars, converted into reais. In periods of high volatility in the U.S. dollar price of naphtha or the real/U.S. dollar exchange rate, there is usually a lag between the time that the U.S. dollar price of naphtha increases or the U.S. dollar appreciates and the time that we can effectively pass on the resulting increased cost in reais  to our customers in Brazil. Accordingly, if the U.S. dollar price of naphtha increases precipitously or the real  devalues precipitously against the U.S. dollar in the future, we may not immediately be able to pass on all of the corresponding increases in our naphtha costs to our customers in Brazil, which could materially adversely affect our results of operations and financial condition. See “Item 3. Key Information—Risk Factors—Risks Relating to Our Company and the Petrochemical Industry.”

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

During the year ended December 31, 2011, we received from the depositary of our ADSs approximately US$606,000 which was used for general corporate purposes such as the payment of costs and expenses associated with (1) the preparation and distribution of proxy materials, (2) the preparation and distribution of marketing materials and (3) consulting and other services related to investor relations.

PART II

ITEM 13. DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

Not applicable.

ITEM 14. MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

Not applicable.

ITEM 15. CONTROLS AND PROCEDURES

Disclosure Controls and Procedures

Our chief executive officer and our chief financial officer are responsible for establishing and maintaining our disclosure controls and procedures. These controls and procedures were designed to ensure that information that we are required to disclose in the reports that we file under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the applicable rules and forms of the SEC, and that it is accumulated and communicated to our management, including our chief executive officer and our chief financial officer, as appropriate to allow timely decisions regarding required disclosure. We performed an evaluation of the effectiveness of the design and operation of our disclosure controls and procedures as of December 31, 2011 under the supervision of our chief executive officer and our chief financial officer. Based on our evaluation, our chief executive officer and our chief financial officer concluded that our disclosure controls and procedures were effective as of December 31, 2011.

Management’s Annual Report on Internal Control over Financial Reporting and Report of Independent Registered Public Accounting Firm

We are filing herewith our management’s report on internal control over financial reporting and the opinion thereon issued by our independent registered public accounting firm. Our management’s report on internal control over financial reporting is included in this annual report on page F-2 and the opinion issued by our independent registered public accounting firm is included in the report of PricewaterhouseCoopers Auditores Independentes that is included in this annual report on pages F-3 and F-4.

Changes in Internal Control over Financial Reporting

There have been no changes in our internal control over financial reporting that occurred during the year ended December 31, 2011 that have materially affected or are reasonably likely to materially affect our internal control over financial reporting.

ITEM 16A. AUDIT COMMITTEE FINANCIAL EXPERT

Our fiscal council currently includes an “audit committee financial expert” within the meaning of this Item 16A. Our fiscal council has determined that Ismael Campos de Abreu is our fiscal council financial expert. Mr. Abreu’s biographical information is included in “Item 6. Directors, Senior Management and Employees—Directors and Senior Management—Fiscal Council.” Given that our board has not made a formal determination as to Mr. Abreu’s independence, as that term is defined in Rule 303A.02 of the New York Stock Exchange’s Listed Company Manual, he is not considered independent under that standard. However, he meets the standards of independence for fiscal council members under Brazilian Corporation Law. See “Item 6. Directors, Senior Management and Employees—Directors and Senior Management—Fiscal Council” for more information.

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

ITEM 16C. PRINCIPAL ACCOUNTANT FEES AND SERVICES

Audit and Non-Audit Fees

The following table sets forth the fees billed to us by our independent registered public accounting firm, PricewaterhouseCoopers Auditores Independentes, during the fiscal years ended December 31, 2011 and 2010.

	Year ended December 31,
	2011	2010
	(in millions of reais)

Audit fees(1)	R$8.7	R$8.0
Audit-related fees(2)	2.0	0.6
Tax fees(3)	0.2	0.9
All other fees	0.1	—
Total fees	R$11.0	R$9.5

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

(2)   Audit-related fees consist of the aggregate fees billed by PricewaterhouseCoopers Auditores Independentes for internal control reviews, and audit due diligence procedures in connection with the acquisition of subsidiaries.

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

ITEM 16E. PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

Period	Total Number of Shares Purchased	Average Price Paid Per Share	Total Number of Share Purchased as Part of Publicly Announced Plans or Programs	Maximum Number of Shares that may yet be Purchased Under the Plans or Programs (1)

January 1 through January 31, 2011	—	R$—	—	—
February 1 through February 28, 2011	—	—	—	—
March 1 through March 31, 2011	—	—	—	—
April 1 through April 30, 2011	—	—	—	—
May 1 through May 31, 2011	—	—	—	—
June 1 through June 30, 2011	—	—	—	—
July 1 through July 31, 2011	—	—	—	—
August 1 through August 31, 2011	—	—	—	12,162,504
September 1 through September 30, 2011	250,100	14.86	250,100	11,912,404
October 1 through October 31, 2011	902,600	14.23	902,600	11,009,804
November 1 through November 30, 2011	252,700	13.80	252,700	10,757,104
December 1 through December 31, 2011	—	—	—	—
Total	1,408,400	R$14.28	1,405,400	10,757,104
________________

(1)   On August 26, 2011, we announced that our board of directors had authorized a share repurchase program under which we were authorized to repurchase up to 12,162,504 class A preferred shares at market prices over the BM&FBOVESPA at any time and from time to time prior to August 28, 2012. Shares that are repurchased will be held in treasury and may be resold or cancelled.

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

Under Brazilian Corporation Law, shareholder pre-approval is required for the adoption and revision of any equity compensation plans. Braskem does not currently have any equity compensation plans.

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

Braskem has adopted the BM&FBOVESPA’s corporate governance rules for Level 1 companies and must also comply with certain corporate governance standards set forth under Brazilian Corporation Law.  See “Item 9. The Offer and Listing—Trading on the BM&FBOVESPA—BM&FBOVESPA Corporate Governance Standards.” The Level 1 rules do not require Braskem to adopt and disclose corporate governance guidelines covering the matters set forth in the NYSE’s corporate governance standards.  However, certain provisions of Brazilian Corporation Law that are applicable to Braskem address certain aspects of director qualifications standards and director responsibilities.

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

ITEM 16H.          MINE SAFETY DISCLOSURE

The information concerning mine safety violations or other regulatory matters required by Section 1503(a) of the Dodd-Frank Wall Street Reform and Consumer Protection Act and this Item is included in exhibit 99.01.

PART III

ITEM 17. FINANCIAL STATEMENTS

We have responded to Item 18 in lieu of responding to this item.

ITEM 18. FINANCIAL STATEMENTS

Reference is made to Item 19 for a list of all financial statements filed as part of this annual report.

ITEM 19. EXHIBITS

(a)   Financial Statements

 (b)  List of Exhibits

Exhibit Number	Exhibit

1.01	By-laws, as amended (English translation) (incorporated by reference to Exhibit 1.01 to Form 6-K of Braskem S.A. filed on March 1, 2012).
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

4.02	Braskem S.A. Long-Term Incentive Plan (English translation)(incorporated by reference to Exhibit 4.23 to Form 20-F of Braskem S.A. filed on June 23, 2006).
4.03

Amendment and Restatement of Section 7 of Braskem’s Long-Term Incentive Plan, adopted at Extraordinary Shareholder’s Meeting on April 7, 2006 (English translation)(incorporated by reference to Exhibit 4.24 to Form 20-F of Braskem S.A. filed on June 23, 2006).

4.04

Naphtha Purchase and Sale Agreement, dated as of May 17, 2006, between Petróleo Brasileiro S.A. and Quattor Química S.A. (English translation). (*Confidential treatment has been requested for certain portions omitted from this exhibit pursuant to Rule 24b-2 under the Securities Exchange Act of 1934, as amended. Confidential portions of this Exhibit have been separately filed with the Securities and Exchange Commission).

4.05

First Amendment, dated February 29, 2008, to the Naphtha Purchase and Sale Agreement, dated as of May 17, 2006, between Petróleo Brasileiro S.A. and Quattor Química S.A. (English translation). (*Confidential treatment has been requested for certain portions omitted from this exhibit pursuant to Rule 24b-2 under the Securities Exchange Act of 1934, as amended. Confidential portions of this Exhibit have been separately filed with the Securities and Exchange Commission).

4.06

Second Amendment, dated October 22, 2010, to the Naphtha Purchase and Sale Agreement, dated as of May 17, 2006, between Petróleo Brasileiro S.A. and Quattor Química S.A. (English translation). (*Confidential treatment has been requested for certain portions omitted from this exhibit pursuant to Rule 24b-2 under the Securities Exchange Act of 1934, as amended. Confidential portions of this Exhibit have been separately filed with the Securities and Exchange Commission.)

4.07

Petrochemical Naphtha Purchase and Sale Contract, dated as of July 24, 2009, between Petróleo Brasileiro S.A. and Braskem S.A. (English translation). (*Confidential treatment has been requested for certain portions omitted from this exhibit pursuant to Rule 24b-2 under the Securities Exchange Act of 1934, as amended. Confidential portions of this Exhibit have been separately filed with the Securities and Exchange Commission.)

8.01	List of subsidiaries (incorporated by reference to note 2.2 to our audited consolidated financial statements included elsewhere in this annual report).
12.01	Certification of Principal Executive Officer dated June 7, 2011 pursuant to Exchange Act Rules 13a-15(e) and 15d-15(e).
12.02	Certification of Principal Financial Officer dated June 7, 2011 pursuant to Rules 13a-15(e) and 15d-15(e).
13.01

Certifications of Principal Executive Officer and Principal Financial Officer dated June 7, 2011 pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

99.01	Disclosure of Mine Safety and Health Administration Safety Data.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

April 9, 2012

BRASKEM S.A.
By	/s/Carlos José Fadigas de Souza Filho
Name: Carlos José Fadigas de Souza Filho Title: Chief Executive Officer

PRESENTATION OF FINANCIAL STATEMENTS

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

As disclosed in Note 5.5 of its consolidated financial statements, during 2011, Braskem acquired the control of the polypropylene businesses from The Dow Chemical Company in the United States and Germany. As provided under Sarbanes – Oxley Act of 2002 and the applicable rules and regulations of the Securities Exchange Commission, management has elected to excluded the polypropylene businesses from The Dow Chemical Company in the United States and Germany from this evaluation and the total assets and net sales of which represent 3.6% and 2.0%, respectively, of the related consolidated financial statement amounts as of and for the year ended December 31, 2011.

Braskem’s management has assessed the effectiveness of the Company’s internal controls over financial reporting as of December 31, 2011 based on the criteria established in Internal Control – “Integrated Framework” issued by the Committee of Sponsoring Organizations of the Treadway Commission (“COSO”) and, based on such criteria, Braskem´s management has concluded that, as of December 31, 2011, the Company´s internal control over financial reporting is effective.

 (b) Management´s report under deficiencies and recommendations on internal controls over audit report

The effectiveness of the Company’s internal control over financial reporting as of December 31, 2011 has been audited by PricewaterhouseCoopers Auditores Independentes, an independent registered public accounting firm, as stated in their report which appears herein.

March 13, 2012

By: /s/ Carlos Jose Fadigas de Souza Filho	/s/ Marcela Aparecida Drehmer Andrade
Name: Carlos José Fadigas de Souza Filho	Name: Marcela Aparecida Drehmer Andrade
Title: Chief Executive Officer	Title: Chief Financial Officer

Braskem S.A. and Its Subsidiaries

Independent Auditor’s Report as of December 31, 2011

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholders of

Braskem  S.A.

In our opinion, the accompanying consolidated balance sheets and the related consolidated statements of operations and comprehensive income, of shareholders’ equity and of cash flows present fairly, in all material respects, the financial position of Braskem S.A. and its subsidiaries at  December 31,2011 and 2010, and the results of their operations and their cash flows for each of the three years in the period ended December 31,2011, 2010  and 2009 in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board.  Also in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31,2011, based on criteria established in Internal Control - Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). The Company's management is responsible for these financial statements, for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying “Management’s Report on Internal Control over Financial Reporting”.  Our responsibility is to express opinions on these financial statements and on the Company's internal control over financial reporting based on our integrated audits.

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

Braskem S.A. and Its Subsidiaries

Independent Auditor’s Report as of December 31, 2011

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

As described in “Management’s Report on Internal Control over Financial Reporting”, management has excluded the polypropylene businesses acquired from The Dow Chemical Company in the United States and Germany (see note 5.5 to the financial statements) from its assessment of internal control over financial reporting as of December 31, 2011, because they were acquired by the Company in a purchase business combinations during 2011. We have also excluded the polypropylene businesses acquired from The Dow Chemical Company in the United States and Germany from our audit of internal control over financial reporting. The total assets and net sales of the polypropylene businesses acquired from The Dow Chemical Company in the United States and Germany represent 3.6% and 2.0%, respectively, of the related consolidated financial statement amounts as of and for the year ended December 31, 2011.

Salvador, March 13, 2012

/s/ PricewaterhouseCoopers

Auditores Independentes

Braskem S.A. and Its Subsidiaries

Consolidated Balance Sheet

All amounts in thousands of Brazilian reais

Assets	Note	2011	2010

Current assets
Cash and cash equivalents	6	2,986,819	2,624,270
Financial investments	7	170,297	236,319
Trade accounts receivable	8	1,843,756	1,894,648
Inventories	9	3,623,522	3,015,657
Taxes recoverable	11	1,036,253	698,879
Prepaid expenses		104,496	41,620
Other receivables	14	406,634	228,569

		10,171,777	8,739,962

Non-current assets
Financial investments	7	34,752	28,706
Trade accounts receivable	8	51,056	62,303
Taxes recoverable	11	1,506,247	1,444,401
Deferred income tax and social contribution	23.2	1,237,144	1,136,685
Judicial deposits	12	174,220	250,195
Related parties	10	58,169	53,742
Insurance claims	13	252,670	40,336
Other receivables	14	182,533	107,432
Investment in associates	15	29,870	160,790
Other investments		10,844	7,485
Property, plant and equipment	16	20,628,187	19,366,272
Intangible assets	17	3,016,692	3,079,182

		27,182,384	25,737,529

Total assets		37,354,161	34,477,491

The accompanying notes are an integral part of these financial statements.

Braskem S.A. and Its Subsidiaries

Consolidated Balance Sheet

All amounts in thousands Brazilian of reais                                                                                                                                                                                                                                                                                                                               Continued

Liabilities and equity	Note	2011	2010

Current liabilities
Trade payables		6,847,340	5,201,162
Borrowings	19	1,391,779	1,206,444
Debentures	20		517,741
Hedge operations	21.2.1	83,392	50,124
Payroll and related charges		242,102	360,368
Taxes payable	22	329,987	390,062
Dividends and interest on capital	29 (h.1)	4,838	419,981
Advances from customers		19,119	50,344
Sundry provisions	24	23,629	32,602
Other payables	18	119,402	233,322

		9,061,588	8,462,150

Non-current liabilities	-
Borrowings	19	13,753,033	11,004,301
Debentures	20	19,102
Hedge operations	21.2.1	10,278	34,433
Taxes payable	22	1,613,179	1,583,569
Related parties	10	44,833	31,386
Long-term incentives	25	15,213	14,442
Deferred income tax and social contribution	23.2	1,938,971	2,200,538
Pension plans	26	149,575	123,517
Advances from customers	27	218,531
Sundry provisions	24	298,094	362,265
Other payables	18	280,546	252,604

		18,341,355	15,607,055

Equity	29
Capital		8,043,222	8,043,222
Capital reserve		845,998	845,998
Revenue reserves		591,307	1,338,908
Other comprehensive income		315,586	221,350
Treasury shares		(60,217)	(59,271)

Total attributable to the shareholders of the Company		9,735,896	10,390,207

Non-controlling interest	2.2	215,322	18,079

		9,951,218	10,408,286

Total liabilities and equity		37,354,161	34,477,491

The accompanying notes are an integral part of these financial statements.

Braskem S.A. and Its Subsidiaries

Consolidated Statement of Operations

Years ended December 31

All amounts in thousands of Brazilian reais, except for earnings (loss) per share

	Note	2011	2010	2009

Net sales revenue	31	33,176,160	25,494,817	16,136,070
Cost of products sold		(29,317,951)	(21,411,775)	(13,529,696)

Gross profit		3,858,209	4,083,042	2,606,374

Income (expenses)
Selling		(343,655)	(383,454)	(298,847)
Distribution		(480,532)	(335,510)	(300,735)
General and administrative		(1,025,668)	(969,929)	(648,310)
Research and development		(99,083)	(78,778)	(63,119)
Results from equity investments	15 (c)	(1,419)	20,302	3,188
Results from business combinations	5		975,283	102,051
Other operating income (expenses), net	33	22,053	(95,995)	3,705

Operating profit		1,929,905	3,214,961	1,404,307

Financial results	34
Financial expenses		(3,574,240)	(1,696,949)	685,439
Financial income		769,341	369,426	(331,330)

		(2,804,899)	(1,327,523)	354,109

Profit (loss) before income tax and social contribution		(874,994)	1,887,438	1,758,416

Current income tax and social contribution	23.1	(18,981)	(61,536)	(353,551)
Deferred income tax and social contribution	23.1	377,136	63,583	(1,006,374)
		358,155	2,047	(1,359,925)

Profit (loss) for the year		(516,839)	1,889,485	398,491

Attributable to:
Company's shareholders		(525,142)	1,895,309	398,491
Non-controlling interest	2.2	8,303	(5,824)	-

		(516,839)	1,889,485	398,491

Earnings (loss) per share attributable to the shareholders of the Company
at the end of the year (R$)	30
Basic earnings (loss) per share - common		(0.6580)	2.7037	0.7551
Basic earnings (loss) per share - preferred		(0.6580)	2.5904	0.7842
Diluted earnings (loss) per share - common		(0.6577)	2.7031	0.7554
Diluted earnings (loss) per share - preferred		(0.6577)	2.5898	0.7845

The accompanying notes are an integral part of these financial statements.

Braskem S.A. and Its Subsidiaries

Consolidated Statement of Comprehensive Income

Years ended December 31

All amounts in thousands of Brazilian reais

	Note	2011	2010	2009

Profit (loss) for the year		(516,839)	1,889,485	398,491

Other comprehensive income or loss:
Available for sale financial assets			58	(10,722)
Cash flow hedge	21.2.2	45,034	6,032	42,794
Foreign currency translation adjustment		56,809	(79,346)
Income tax and social contribution related to
components of comprehensive income	21.2.2	(2,458)	6,793	3,851

Total other comprehensive income or loss		99,385	(66,463)	35,923

Total comprehensive income or loss for the year		(417,454)	1,823,022	434,414

Attributable to:
Company's shareholders		(427,935)	1,829,057	434,414
Non-controlling interest		10,481	(6,035)

		(417,454)	1,823,022	434,414

The accompanying notes are an integral part of these financial statements.

Braskem S.A. and Its Subsidiaries

Consolidated Statement of Changes in Equity

All amounts in thousands of Brazilian reais

		Attributed to shareholders' interest
				Revenue reserves
	Note	Capital	Capital reserve	Legal reserve	Tax incentives	Unrealized profit reserve	Additional dividends proposed	Other comprehensive Income	Treasury shares	Retained earnings (accumulated deficit)	Total Braskem shareholders' interest	Non-controlling Interest	Total shareholders' equity

At December 31, 2009		5,473,181	416,675	-	-	-	-	314,838	(10,376)	(1,215,674)	4,978,644	-	4,978,644

Comprehensive income for the year:
Profit for the year										1,895,309	1,895,309	(5,824)	1,889,485
Fair value of financial assets, net of taxes								38			38		38
Fair value of cash flow hedge, net of taxes								12,845			12,845		12,845
Foreign currency translation adjustment		-	-	-	-	-	-	(79,135)	-	-	(79,135)	(211)	(79,346)
								(66,252)		1,895,309	1,829,057	(6,035)	1,823,022

Equity valuation adjustments:
Realization of additional property, plant and equipment price-level restatement, net of taxes		-	-	-	-	-	-	(27,236)	-	27,236	-	-	-
								(27,236)		27,236

Contributions and distributions to shareholders:
Capital increase		2,570,041	1,479,294								4,049,335		4,049,335
Treasury shares									(48,892)		(48,892)		(48,892)
Purchase of treasury shares									(3)		(3)		(3)
Expired dividends / other										(2,650)	(2,650)		(2,650)
Absorption of losses			(1,061,871)							1,061,871
Tax incentives			11,900							(11,900)
Legal reserve				87,710						(87,710)
Minimum mandatory dividends										(415,284)	(415,284)		(415,284)
Additional dividends proposed							250,346			(250,346)
Unrealized profit reserves						995,505				(995,505)
Tax incentives reserve					5,347					(5,347)
Acquisition of non-controlling interest		-	-	-	-	-	-	-	-	-	-	24,114	24,114
		2,570,041	429,323	87,710	5,347	995,505	250,346	-	(48,895)	(706,871)	3,582,506	24,114	3,606,620

At December 31, 2010		8,043,222	845,998	87,710	5,347	995,505	250,346	221,350	(59,271)	-	10,390,207	18,079	10,408,286

Comprehensive income for the year:
Loss for the year										(525,142)	(525,142)	8,303	(516,839)
Fair value of cash flow hedge, net of taxes	21.2.2							42,576			42,576		42,576
Foreign currency translation adjustment		-	-	-	-	-	-	54,631	-	-	54,631	2,178	56,809
								97,207		(525,142)	(427,935)	10,481	(417,454)

Equity valuation adjustments:
Deemed cost of jointly-controlled subsidiary, net								22,079			22,079		22,079
Realization of deemed cost of jointly-controlled subsidiary, net of taxes								(920)		920
Realization of additional property, plant and equipment price-level restatement, net of taxes		-	-	-	-	-	-	(27,236)	-	27,236	-	-	-
								(6,077)		28,156	22,079		22,079

Contributions and distributions to shareholders:
Capital increase of non-controlling interest												86,634	86,634
Payment of additional dividends proposed	29 (h.1)						(250,346)				(250,346)		(250,346)
Tax incentives					(800)						(800)		(800)
Gain (loss) on interest in subsidiary								3,106			3,106	(3,106)
Acquisition of non-controlling interest - Cetrel	2.2											103,503	103,503
Expired dividends / other										531	531	(269)	262
Absorption of losses	29 (e)					(496,455)				496,455
Additional dividends proposed	29 (e)					(482,593)	482,593
Repurchase of treasury shares	29 (g)	-	-	-	-	-	-	-	(946)		(946)	-	(946)
		-	-	-	(800)	(979,048)	232,247	3,106	(946)	496,986	(248,455)	186,762	(61,693)

At December 31, 2011		8,043,222	845,998	87,710	4,547	16,457	482,593	315,586	(60,217)	-	9,735,896	215,322	9,951,218

The accompanying notes are an integral part of these financial statements.

Braskem S.A. and Its Subsidiaries

Statement of Cash Flows

Years ended December 31

All amounts in thousands of reais

	2011	2010	2009

Profit (loss) before income tax and social contribution	(874,994)	1,887,438	1,758,416
Adjustments for reconciliation of profit (loss)
Depreciation, amortization and depletion	1,721,428	1,606,354	1,038,061
Results from equity investments	1,419	(20,302)	(3,188)
Results from business combinations		(975,283)	(102,051)
Interest and monetary and exchange variations, net	2,292,498	413,194	(1,108,058)
Other	2,302	47,209	99,447

	3,142,653	2,958,610	1,682,627

Changes in operating working capital
Held-for-trading financial investments	90,953	79,764	8,351
Trade accounts receivable	365,901	184,442	(1,044,263)
Inventories	(382,465)	(382,285)	1,035,140
Taxes recoverable	(311,021)	622,167	94,372
Prepaid expenses	(62,531)	(5,062)	44,295
Other receivables	(356,253)	1,730	(41,577)
Trade payables	1,325,977	683,639	(1,073,838)
Taxes payable	(52,134)	(601,878)	501,718
Long-term incentives	771	6,733	(2,744)
Advances from customers	187,306	(38,424)	(19,218)
Sundry provisions	(74,402)	21,128	(17,669)
Other payables	(212,133)	177,901	50,116

Cash from operations	3,662,622	3,708,465	1,217,310

Interest paid	(802,427)	(929,481)	(594,676)
Income tax and social contribution paid	(82,695)	(58,617)	(23,970)

Net cash generated by operating activities	2,777,500	2,720,367	598,664

Proceeds from the sale of fixed assets and investments	23,958	1,781	2,949
Proceeds from the capital reduction of associates	6,600
Acquisitions of investments in subsidiaries and associates	(619,207)	(939,427)	1,464
Acquisitions to property, plant and equipment	(2,252,491)	(1,689,006)	(811,740)
Acquisitions of intangible assets	(11,474)	(17,042)
Held-for-trading and available for sale financial investments	(13,856)	256,113	(17,346)

Net cash used in investing activities	(2,866,470)	(2,387,581)	(824,673)

Short-term and long-term debt
Obtained borrowings	7,122,632	5,860,561	3,506,989
Payment of borrowings	(6,042,644)	(10,013,753)	(3,010,705)
Related parties
Obtained loans
Payment of loans
Dividends paid	(664,851)	(107)	(956)
Non-controlling interests in subsidiaries	76,406
Repurchase of shares	(946)	(3)
Capital increase		3,764,971
Other	4,147

Net cash provided by (used in) financing activities	494,744	(388,331)	495,328

Exchange variation on cash of foreign subsidiaries	(117,030)	(3,253)	-

Increase (decrease) in cash and cash equivalents	288,744	(58,798)	269,319

Represented by
Cash and cash equivalents at the beginning of the year	2,698,075	2,683,068	2,413,749
Cash and cash equivalents at the end of the year	2,986,819	2,624,270	2,683,068

Increase (decrease) in cash and cash equivalents	288,744	(58,798)	269,319

The accompanying notes are an integral part of these financial statements.

Braskem S.A. and Its Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2011, 2010 and 2009

All amounts in thousands of Brazilian reais, unless otherwise indicated

1                    Operations

Braskem S.A. together with its subsidiaries and jointly-controlled subsidiaries (“Braskem” or “Company”) is a publicly-held corporation headquartered in Camaçari, State of Bahia, which operates 35 industrial units, 28 of which are located in the Brazilian states of Alagoas, Bahia, Rio de Janeiro, Rio Grande do Sul and São Paulo, five are located in the United States, in the states of Pennsylvania, Texas and West Virginia and two are located in Germany. These units produce basic petrochemicals - such as ethylene, propylene butadiene, toluene, xylene and benzene, as well as gasoline and LPG (Liquefied Petroleum Gas) – and thermoplastic resins – polyethylene, polypropylene and polyvinyl chloride (“PVC”). Additionally, Braskem is also engaged in the import and export of chemicals, petrochemicals and fuels, the production, supply and sale of utilities such as steam, water, compressed air, industrial gases, as well as the provision of industrial services and the production, supply and sale of electric energy for its own use and use by other companies. Braskem also invests in other companies, either as a partner or shareholder.

Braskem is controlled by Odebrecht S.A. (“Odebrecht”), which directly and indirectly holds a 50.1% and a 38.1% interest in its voting and total capital, respectively.

(a)               Significant operational events

In May 2009, the Company’s management announced the suspension of production of caprolactam and the temporary closure of the industrial plant in Camaçari. This decision was based on an evaluation of the business, taking into account the market difficulties for caprolactam in Brazil experienced in the last few years, as well as the impact of the recent global economic financial crisis. At that time the Company recorded an impairment provision for this plant in the amount of R$ 29,600, representing the total net book value of machinery, equipment and installations for the production of caprolactam, which cannot be used in the event of resumption in production. There were no changes in 2011 and 2010 related to this matter. Company management is monitoring developments in the market for caprolactam before making any final decision on this matter.

In September 2010, the management of the subsidiary Braskem PP Americas, Inc ("Braskem America") decided to suspend a polypropylene production line at the plant located in the State of Texas. The key factors driving this decision were the line's outdated technology, high production cost, and low production capacity. Braskem America will keep the production of polypropylene in other lines of that plant without affecting its total production of other resins. The residual carrying amount of this production line on December 31, 2011 and 2010 equals zero.

On September 24, 2010, the Company inaugurated an ethanol-derived ethylene unit at the Triunfo Petrochemical Complex, which will produce 200,000 metric tons of green polyethylene per year. With this new unit, the Company now supplies resin from renewable sources, diversifying its competitive raw material sources. The cost of the investment was R$ 482,053.

In December 2011, Sunoco Chemicals, Inc. (“Sunoco Chemicals”) announced that as from the second half of 2012 it will shut down, permanently, the activities of its refinery, which is one of the suppliers of raw materials to the polypropylene plant of the subsidiary Braskem America located in the State of Pennsylvania. The annual production capacity of this plant is 350,000 metric tons and the residual book value on December 31, 2011 is US$ 94,303 (R$ 176,894).

The agreement for the purchase of this polypropylene plant entered into with Sunoco Chemicals itself in 2010 provides for an indemnity to Braskem in the event of an interruption in the supply of raw materials that exceeds the residual book value mentioned above.

Braskem S.A. and Its Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2011, 2010 and 2009

All amounts in thousands of Brazilian reais, unless otherwise indicated

Despite this guarantee, Braskem’s management is analyzing economically viable ways for the supply of inputs to its industrial unit. The plant is still operating at normal levels with the supply coming from other sources and from Sunoco Chemicals itself, which has been supplementing the supply through its refinery in Philadelphia.

(b)                    Corporate events

Since its creation on August 16, 2002, Braskem has been undergoing an extensive corporate restructuring process, which has been disclosed to the market in the form of “Material Fact” notices. The main events in 2010 and 2011 are summarized below:

(b.1)        Quattor

On January 22, 2010, Braskem announced the completion of the negotiations for the acquisition of Quattor Participações S.A. (“Quattor”), currently named Braskem Qpar S.A. (“Braskem Qpar”), by means of an Investment Agreement entered into on that date between Odebrecht, Petróleo Brasileiro S.A. – PETROBRAS (“Petrobras”), Braskem and Unipar – União de Indústrias Petroquímicas S.A. (“Unipar”). The agreement allowed Petrobras to consolidate its main petrochemical assets in the Company.

Also, as a result of the Investment Agreement, the Company has the preemptive right to participate as a partner in the projects of the Petrochemical Complex in the State of Rio de Janeiro - COMPERJ - and the Petrochemical Complex of Suape, in the State of Pernambuco.

The Investment Agreement was approved without restrictions on February 23, 2011 by the Brazilian antitrust agency (“CADE”).

All stages of the Investment Agreement had already been implemented by September 30, 2010, as follows:

(i)             In December 2009, the holding company BRK Investimentos Petroquímicos S.A. (“BRK”) was created, in which all the common shares issued by Braskem and held by Odebrecht and Petrobras were subsequently concentrated.

(ii)           In April 2010, Odebrecht and Petrobras completed a capital increase in BRK in the amount of R$ 3,500,000 through the payment of new shares in cash.

(iii)         On April 14, 2010, the Board of Directors approved an increase of the Company’s capital in the form of a private subscription, which resulted in the payment of 243,206,530 common shares and 16,697,781 class A preferred shares, at the price of R$ 14.40 each, totaling R$ 3,742,622. Of this amount, R$ 2,378,742 was allocated to capital and R$ 1,363,880 to the capital reserve account (Note 29(a)).

(iv)        On April 27, 2010, the Company announced by means of a Material Fact, the acquisition from Unipar of shares representing 60% of Quattor’s voting and total capital by means of the payment of R$ 659,454 in cash. On April 30, 2010, Quattor held the following investments:

Braskem S.A. and Its Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2011, 2010 and 2009

All amounts in thousands of Brazilian reais, unless otherwise indicated

(v)           On May 10, 2010, the Company announced to the market the acquisition, from Unipar, of 100% of the shares of Unipar Comercial e Distribuidora (“Unipar Comercial”) and the shares representing 33.33% of the total capital of Polibutenos S.A. Indústrias Químicas (“Polibutenos”) by means of the payment in cash of R$ 27,104 and R$ 22,362, respectively.

On May 31, 2010, the Company acquired from Chevron Oronite do Brasil ("Chevron"), shares representing 33.33% of the total capital of Polibutenos for R$ 22,482. With the acquisitions from Unipar and Chevron, the Company became the direct and indirect holder of 100% of Polibutenos' capital.

In accordance with the accounting practices adopted in the preparation of these financial statements (Note 2), the acquisitions of Quattor and Unipar Comercial represented business combinations under International Financial Reporting Standards (“IFRS”) 3, and the effects of which are stated in Note 5.

(vi)         On June 18, 2010, the Company’s Extraordinary General Shareholders’ Meeting approved the merger of Quattor (current Braskem Qpar) shares held by Petrobras, which represented 40% of the total and voting capital of that subsidiary. The carrying amount of the merged net assets on March 31, 2010 amounted to R$ 199,356. Of this amount, R$ 164,744 was allocated to capital and R$ 34,612, to the capital reserve account. In this operation, 18,000,087 common shares were issued based on the exchange ratio of 0.18855863182 share of the Company for each share of Quattor, as determined in economic appraisal reports of the companies prepared by an independent appraiser. With this merger, the Company became the holder of 100% of the total and voting capital of Quattor.

Braskem S.A. and Its Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2011, 2010 and 2009

All amounts in thousands of Brazilian reais, unless otherwise indicated

(vii)       On June 24, 2010, Quattor’s Extraordinary General Shareholders’ Meeting approved a capital increase of R$ 4,014,128, without the issue of new shares. The capital increase was paid up using advances for future capital increase previously made by the Company. Additionally, on June 29, 2010, the Extraordinary General Shareholders’ Meeting of Quattor approved a R$ 2,578,372 reduction in its capital stock, without the cancellation of shares and with return to the Company, its sole shareholder, of all the investments in Rio Polímeros S.A. (“Riopol”) and Quattor Petroquímica S.A. (“Quattor Petroquímica”), which is currently named Braskem Petroquímica S.A. (“Braskem Petroquímica”).

(viii)     On August 9, 2010, BNDES Participações S.A. (“BNDESPAR”) exercised its put option for the shares of Riopol, equivalent to 25% of the total capital of this subsidiary. Braskem acquired 190,784,674 common shares and 30 preferred shares of Riopol for R$ 209,951 (60% of the shares held by BNDESPAR). The acquisition corresponds to 15% of the capital stock of Riopol and Braskem became the direct and indirect holder of 90% of the capital of this subsidiary.

The amount of this acquisition will be paid in three installments adjusted based on the Long-Term Interest Rate (“TJLP”) (Note 18), as follows:

a.           On June 11, 2015, corresponding to 15% of the total amount;

b.          On June 11, 2016, corresponding to 35% of the total amount;

c.           On June 11, 2017, corresponding to 50% of the total amount.

(ix)         On August 30, 2010, the Company’s Extraordinary General Shareholders’ Meeting approved the merger of Riopol shares, converting Riopol into a wholly-owned subsidiary. The carrying amount of the merged net assets on March 31, 2010, the base date of the operation, amounted to R$ 103,087. Of this amount, R$ 22,285 was allocated to capital and R$ 80,802, to the capital reserve account. In this transaction, 2,434,890 class A preferred shares were issued, based on an exchange ratio of 0.010064743789 share of the Company for each Riopol share, as determined in economic appraisal reports of the companies, prepared by an independent appraiser.

Due to this merger of shares, Braskem’s subsidiary Quattor Petroquímica (current Braskem Petroquímica), which held 9.02% of Riopol's capital, received shares of the Company. In the consolidated financial statements, these shares, which result in mutual interest, are accounted for as "treasury shares" (Note 29(a)).

(x)           On September 1, 2010, the Extraordinary General Shareholders’ Meeting of Quattor approved the merger of the companies listed below. The net assets of the merged companies were appraised at carrying amount at June 30, 2010 (the base date of the operation).

a.           Quattor Química S.A (“Quattor Química”)

On the date of the merger, Quattor Química's capital was held by Quattor (94.11%) and Quattor Petroquímica (5.89%). The exchange ratio of Quattor Química shares for Quattor shares was determined based on the equity of both companies at June 30, 2010, the base date of the operation, resulting in a capital increase of R$ 58,231 with the issue of 7,538,949 common shares that were delivered to Quattor Petroquímica.

Braskem S.A. and Its Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2011, 2010 and 2009

All amounts in thousands of Brazilian reais, unless otherwise indicated

b.          Polibutenos

On the date of the merger, Polibutenos's capital was held by Quattor (33.33%) and the Company (66.67%). The exchange ratio of Polibutenos shares for Quattor shares was determined based on the equity of both companies at June 30, 2010, the base date of the operation, resulting in a capital increase of R$ 13,032 with the issue of 1,687,179 common shares that were delivered to the Company.

c.           Mauá Resinas S.A. (“Mauá Resinas”) and Norfolk Distribuidora Ltda. (“Norfolk”)

On the date of the merger, Mauá Resinas and Norfolk were wholly-owned subsidiaries of Quattor and this is why there was no capital increase or issue of shares by the merging company.

(xi)         On May 26, 2010, the Company filed with CVM the request for the registration of a public offering for the acquisition of 7,688 common shares and 1,542,006 preferred shares of Quattor Petroquímica held by its non-controlling shareholders as a result of the change in the control of this subsidiary. The shares subject to the offering correspond to 0.68% of the total capital of Quattor Petroquímica. On October 28, 2010, CVM’s board approved the public offering.

The offering was completed and settled on December 16, 2010. The total number of shares acquired through the public offering was 224,968, and 1,324,726 preferred shares remained outstanding. The outstanding shares stated at carrying amount on March 31, 2010 were merged into the Company, resulting in an increase in its capital of R$ 4,270, which was subscribed and paid-up by Quattor Petroquímica’s shareholders. In this transaction, 398,175 class A preferred shares were issued based on an exchange ratio of 0.300571316385725 share of the Company for each share of Quattor Petroquímica, as determined in economic appraisal reports of the companies, prepared by an independent appraiser.

This operation was approved by the Extraordinary General Shareholders’ Meetings of the Company and of the subsidiary Quattor Petroquímica on December 27, 2010 in accordance with the disclosure in a Material Fact notice on December 7, 2010.

CVM, by means of an official letter dated February 3, 2011, approved the cancelation of the registration of Quattor Petroquímica to trade shares on stock exchanges that was requested by the Company on January 28, 2011.

On January 3, 2011, the shareholders of IQ Soluções & Química S.A. (“Quantiq”) approved the merger of Unipar Comercial. The merger resulted in an increase in the capital of Quantiq by R$ 38,710, from R$ 61,141 to R$ 99,851 without the issue of new shares. Such increase was based on the equity of Unipar Comercial on November 30, 2010 (base date of the operation), under the terms and conditions established in the “Protocol and Justification” dated December 27, 2010.

Braskem S.A. and Its Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2011, 2010 and 2009

All amounts in thousands of Brazilian reais, unless otherwise indicated

On December 31, 2011, the Company’s interest in the acquired companies is stated in the flowchart below:

(b.2)    Sunoco Chemicals

On February 1, 2010, Braskem announced that its subsidiary Braskem America, Inc. (“Braskem America Inc.”) entered into, on that date, an agreement for the purchase and sale of shares with Sunoco Inc., an U.S. oil company, by means of which Braskem America Inc. acquired 100% of the shares representing the voting and total capital of Sunoco Chemicals, Inc. (“Sunoco Chemicals”) for US$ 350.7 million, equivalent to R$ 620,838. Sunoco Chemicals has an annual installed capacity of 950,000 metric tons of polypropylene distributed over three plants located in the states of Pennsylvania, West Virginia and Texas.

The transaction was completed on April 1, 2010 after full payment was made. On the same date, the name of Sunoco Chemicals was changed to Braskem PP Americas, Inc. (“PP Americas”).

In accordance with the accounting practices adopted in the preparation of these financial statements (Note 2), this acquisition represented a business combination under IFRS 3, and the effects of which are stated in Note 5.

On January 1, 2011, the parent company Braskem America Inc. was merged into its subsidiary Braskem PP Americas Inc. On the same date, the corporate name of Braskem PP Americas, Inc. was changed to Braskem America Inc. (“Braskem America”).

(b.3)    Braskem Idesa

In November 2009, Braskem and the IDESA Sociedad Anónima de Capital Variable Group (“IDESA”), a traditional Mexican petrochemical company, announced that they won a bidding process in Mexico for the implementation of a petrochemical project using ethane in the region of Veracruz by means of an agreement for the supply, by Pemex-Gas y Petrouímica Básica (subsidiary of Petróleos Mexicanos), of 66,000 barrels/day of this input for a period of 20 years. As a result of this bidding process, Braskem and IDESA signed a Memorandum of Understanding and formalized, on February 23, 2010, a final agreement that comprises an investment commitment by Braskem and IDESA for (i) the construction of an ethane cracker to produce 1 million metric tons of ethane a year; and (ii) the construction of three polyethylene plants for the production of 1 million metric tons of resins a year. The project is called Ethylene XXI and the expected investment is US$ 3 billion (Capital expenditure – Capex). The works are expected to be completed and the units are expected to be operational in the first half of 2015.

Braskem S.A. and Its Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2011, 2010 and 2009

All amounts in thousands of Brazilian reais, unless otherwise indicated

The corporate name of this new company is Braskem Idesa, Sociedad Anónima Promotora de Inversión (“Braskem Idesa”) and its total and voting capital is held by the Company, 65% and Etileno XXI, Sociedad Anónima de Capital Variable, 35%.

In December 2011, Braskem Idesa’s capital amounts to Mex$ 2,220,174 thousand (R$ 293,320).

(b.4)    Other events

(i)       On April 30, and May 5, 2009, the Extraordinary General Shareholders’ Meetings held by Braskem and Petroquímica Triunfo S.A. (“Triunfo”), respectively, approved the merger of Triunfo into the Company. The net assets merged, at book value, totaled R$ 117,990. A total of 13,387,157 preferred shares class “A” were issued by Braskem and delivered to shareholders of Triunfo at an exchange ratio of 0.210428051882238 share of Braskem for each share of Triunfo. This acquisition represents a business combination, as per IFRS 3 and its effects are presented in Note 5.

(ii)     On June 1, 2010, Braskem approved the spin-off of its subsidiary Varient Distribuidora de Resinas Ltda. (“Varient”) and the merger of the spun-off portion by the new subsidiary called Alcacer Distribuidora de Resinas Ltda. (“Alcacer”). On the same date, the Company completed the negotiations for the sale of these two subsidiaries for the total amount of R$ 12,700.

(iii)   On December 17, 2010, the Extraordinary General Shareholders’ Meeting held by Braskem approved the merger of Companhia Alagoas Industrial - Cinal (“Cinal”) into the Company based on its equity as of September 30, 2010, amounting to R$ 27,834, in accordance with the terms and conditions set forth in the protocol and justification dated November 29, 2010. There were no changes in the value of the Company’s capital since the Company is the only shareholder of Cinal.

(iv)   On May 25, 2011, the Company entered into a private instrument for the purchase and sale of quotas by means of which all the quotas of the subsidiary ISATEC – Pesquisa, Desenvolvimento e Análises Ltda. (“ISATEC”) were sold for R$ 1,100.

(v)     On July 7, 2011 the company Braskem America Finance, a wholly-owned subsidiary of Braskem America, was incorporated for the purposes of raising funds in the international financial market. Braskem America Finance was the issuer of the US$ 500 million bond issued on July 19, 2011 (Note 19).

(vi)   On August 25, 2011, the company Braskem Europe GmbH (“Braskem Alemanha”), a wholly-owned subsidiary of Braskem Netherlands B.V. (“Braskem Holanda”), current name of Braskem Europe B.V., was incorporated for the purpose of producing, trading, distributing, importing and exporting chemical and petrochemical products and conducting research and development in the area of such products, among other things. The assets acquired in the business combination of The Dow Chemical (“Dow Chemical”) in Germany were recorded in this subsidiary as from October 2011 (Note 5).

Braskem S.A. and Its Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2011, 2010 and 2009

All amounts in thousands of Brazilian reais, unless otherwise indicated

(c)        Effect of foreign exchange variation

Braskem has assets and liabilities denominated in foreign currency, particularly in U.S. dollars, such as financial investments, trade accounts receivable, inventories, trade payables and borrowings, which were translated into Brazilian reais at the commercial sell rate disclosed by the Central Bank of Brazil on December 30, 2011, of US$ 1.00 to R$ 1.8758 (US$ 1.00 to R$ 1.6662 on December 31, 2010). The appreciation of the Brazilian real in relation to the U.S. dollar in 2011 was 12.58% (2010 – the Brazilian real appreciated 4.31% in relation to the U.S. dollar).

2               Summary of significant accounting policies

The principal accounting policies applied in the preparation of these financial statements are set out below. These policies have been consistently applied to the years presented.

2.1         Basis of preparation and presentation of the financial statements

The financial statements have been prepared under the historical cost convention and were adjusted, when necessary, to reflect the fair value of assets and liabilities.

The preparation of financial statements requires the use of certain critical accounting estimates. It also requires management to exercise its judgment in the process of applying the Company’s accounting policies. The areas involving a higher degree of judgment or complexity, or areas where assumptions and estimates are significant to the consolidated financial statements, are disclosed in Note 3.

The consolidated financial statements have been prepared and are being presented in accordance with the International Financial Reporting Standards (IFRS) issued by the International Accounting Standards Board (IASB).

2.2         Basis of consolidation

The consolidation process provided for in pronouncement IAS 27 corresponds to the sum of balance sheet accounts and profit and loss, in addition to the following eliminations:

a)      the investments of the Company in the equity of subsidiaries, jointly-controlled subsidiaries and specific purpose entities;

b)      balance sheet accounts between companies;

c)      income and expenses arising from commercial and financial operations carried out between companies; and

d)      the portions of profit (loss) for the year and assets that correspond to unrealized gains and losses on transactions between companies.

Braskem S.A. and Its Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2011, 2010 and 2009

All amounts in thousands of Brazilian reais, unless otherwise indicated

The consolidated financial statements comprise the financial statements of the Braskem S.A. and the following subsidiaries:

		Total interest - %
		Headquarters
		(Country)	2011	2010
Direct and Indirect subsidiaries
Braskem America, Inc. (“Braskem America Inc”)	(i)	USA	-	100.00
Braskem America, Inc. (“Braskem America”)	(ii)	USA	100.00	100.00
Braskem America Finance Company ("Braskem America Finance")	(iii)	USA	100.00	-
Braskem Argentina S.A. (“Braskem Argentina”)	(iv)	Argentina	100.00	100.00
Braskem Chile Ltda. (“Braskem Chile”)	0	Chile	100.00	100.00
Braskem Distribuidora Ltda.(“Braskem Distribuidora”)	0	Brazil	100.00	100.00
Braskem Netherlands B.V (“Braskem Holanda”)	(v)	Netherlands	100.00	100.00
Braskem Europe GmbH ("Braskem Alemanha")	(vi)	Germany	100.00	-
Braskem Finance Limited (“Braskem Finance”)	0	Cayman Islands	100.00	100.00
Braskem Idesa S.A.P.I (“Braskem Idesa")	0	Mexico	65.00	65.00
Braskem Idesa Servicios S.A. de CV ("Braskem Idesa Serviços")	(vii)	Mexico	65.00	-
Braskem Importação e Exportação Ltda. (“Braskem Importação”)	0	Brazil	100.00	100.00
Braskem Incorporated Limited (“Braskem Inc”)	0	Cayman Islands	100.00	100.00
Braskem México, S de RL de CV (“Braskem México”)	0	Mexico	100.00	100.00
Braskem Participações S.A. (“Braskem Participações”)	0	Brazil	100.00	100.00
Braskem Petroquímica S.A. (“Braskem Petroquímica”)	(viii)	Brazil	100.00	100.00
Braskem Petroquímica Chile Ltda. (“Petroquímica Chile”)	0	Chile	100.00	100.00
Braskem Qpar S.A. (“Braskem Qpar”)	(xi)	Brazil	100.00	100.00
Cetrel S.A. ("Cetrel")	(ix)	Brazil	54.09	53.72
Commom Industries Ltd. (“Commom”)	0	British Virgin Islands	100.00	100.00
Ideom Tecnologia Ltda. (“Ideom”)	0	Brazil	100.00	100.00
IQ Soluções & Química S.A.(“Quantiq”)	0	Brazil	100.00	100.00
IQAG Armazéns Gerais Ltda. (“IQAG”)		Brazil	100.00	100.00
ISATEC–Pesquisa, Desenv. e Análises Quím.Ltda. (“ISATEC”)	(x)	Brazil	-	100.00
Lantana Trading Co. Inc. (“Lantana”)	0	Bahamas	100.00	100.00
Norfolk Trading S.A. (“Norfolk”)	0	Uruguay	100.00	100.00
Politeno Empreendimentos Ltda. (“Politeno Empreendimentos”)	0	Brazil	100.00	100.00
Rio Polímeros S.A. (“Riopol”)	0	Brazil	100.00	100.00
Unipar Comercial e Distribuidora S.A. (“Unipar Comercial”)	(xii)	Brazil	-	100.00

Jointly-controlled subsidiaries
Refinaria de Petróleo Riograndense S.A. (“RPR”)	0	Brazil	33.20	33.20
Polietilenos de America S.A.(“Polimerica”)	0	Venezuela	49.00	49.00
Polipropileno Del Sur S.A.(“Propilsur”)	0	Venezuela	49.00	49.00

Specific Purpose Entity ("SPE")
Fundo de Investimento Multimercado Crédito Privado Sol (“FIM Sol”)	0	Brazil	100.00	100.00

(i)	Merged into Braskem PP Americas Inc. in January 2011 (Note 1 (b.2)).
(ii)	This company's name was changed from Braskem PP Americas Inc. to Braskem America Inc. after the merger of its parent (Note 1 (b.2)).
(iii)	Company created in February 2011.
(iv)	This company's name was changed from Braskem Petroquímica S.A. to Braskem Argentina S.A.
(v)	This company's name was changed from Braskem Europe B.V to Braskem Netherlands B.V.
(vi)	Company created in August 2011.
(vii)	Company created in February 2011.
(viii)	This company's name was changed from Quattor Petroquímica S.A. to Braskem Petroquímica S.A.
(ix)

Cetrel started to be fully consolidated by Braskem as from the quarterly information for the period ended June 30, 2011 based on a new interpretation of that subsidiary's bylaws, which, according to the opinion of the Company's external legal advisors, establishes control by the Company. The consolidated quarterly in information for the prior periods was not restated due to the immateriality of Cetrel to the Company's financial information as a whole.

(x)	Company sold in May 2011 (Note 1 (b.4) (iv))
(xi)	This company's name was changed from Quattor Participações S.A. to Braskem Qpar S.A.
(xii)	Merged into Quantiq in January 2011 (Note 1 (b.1)).

Braskem S.A. and Its Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2011, 2010 and 2009

All amounts in thousands of Brazilian reais, unless otherwise indicated

The operations of subsidiaries and jointly-controlled subsidiaries are as follows:

•           Braskem America – is headquartered in Philadelphia and is composed of five industrial units that produce polypropylene, three of which are in the State of Texas, two acquired in 2011 (Note 5.5), one in the State of Pennsylvania and one in the State of West Virginia.

•           Braskem Argentina; Petroquímica Chile; Braskem Holanda – subsidiaries responsible for the sale of products manufactured by Braskem in the international market. Braskem Holanda is also the parent company of Braskem Alemanha.

•           Braskem Distribuidora – is responsible for the distribution and sale of oil byproducts and correlated products, including chemical and petrochemical products, fuels and solvents.

•           Braskem Alemanha – is headquartered in Frankfurt, Germany, it has two industrial units with a joint polypropylene production capacity of 545,000 metric tons a year. These units were acquired in 2011 (Note 5.5).

•           Braskem Finance and Braskem America Finance – were incorporated for the purpose of centralizing the raising of funds abroad.

•           Braskem Idesa – is responsible for the construction of an industrial complex for the production of one million metric tons of ethane a year. The project was called Ethylene XXI and the the units are expected to be operational in the first half of 2015.

•           Braskem México; Braskem Idesa Serviços – companies that provide services to Braskem Idesa.

•           Braskem Importação e Exportação – is responsible for the import, export and sale of petrochemical naphtha, oil and its byproducts.

•           Braskem Inc. – operates in the sales of naphtha and other products, in addition to carrying out Braskem’s usual financial funding operations.

•           Braskem Participações – its main purpose is the investment in the equity of other companies;

•           Braskem Petroquímica and Braskem Qpar – they produce basic petrochemicals such as ethane and propane. In the thermoplastic resins segment, they produce polyethylene and polypropylene. These subsidiaries were acquired by the Company in 2010 (Note 5.2).

•           Cetrel – its main purpose is the provision of environmental protection services, such as research in the area of environmental control and waste recycling and other recoverable waste from industrial and urban emissions, among other things.

•           Ideom – its purpose is the provision of research services applied in the chemical and petrochemical, plastic materials and textile industries. This company was merged by the Company on February 28, 2012 (Note 39).

•           IQAG – operates in the provision of storage services to third parties.

Braskem S.A. and Its Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2011, 2010 and 2009

All amounts in thousands of Brazilian reais, unless otherwise indicated

•           Politeno Empreendimentos – its purpose is the participation in industrial projects and ventures, asset management, sales of petrochemical products and the investment in the equity of other companies;

•           Quantiq – operates in the distribution, sale and industrialization of solvents from oil and petrochemical products, distribution and sale of process oils, other inputs that are oil byproducts, chemical intermediaries, specialty chemicals and pharmaceutical products.

•           Propilsur and Polimérica – Braskem, in partnership with Petroquímica de Venezuela (“Pequiven”), has two investment projects in Venezuela, one for the production of polypropylene (Propilsur) and another for the integrated production of ethane and polyethylene (Polimérica).

•           Riopol – its purpose is the production and sale of thermoplastic resins and other petrochemical products.

•           RPR – its main activities are the refine, processing and sale and import of oil, its byproducts and correlated products.

2.2.1        Non-controlling interest in the equity

and results of operations of subsidiaries

	Equity		Profit (loss) for the year
	2011	2010	2011	2010

Braskem Idesa	93,578	18,079	(4,695)	(5,824)
Cetrel	121,744		12,998	-
Total	215,322	18,079	8,303	(5,824)

2.3              Segment reporting

Operating segment information is prepared and presented consistently with the internal report provided to the Chief Executive Officer, who is the main operating decision-maker and responsible for allocating resources and assessing performance of the operating segments.

The determination of results per segment takes into consideration the transactions carried out with third parties and transfers of goods and provision of services between segments that are considered arm’s length sales and stated based on market prices.

2.4              Foreign currency translation

(a)               Functional and presentation currency

The functional and presentation currency of the Company is the real, determined in accordance with IAS 21.

Braskem S.A. and Its Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2011, 2010 and 2009

All amounts in thousands of Brazilian reais, unless otherwise indicated

(b)               Transactions and balances

Foreign currency transactions and balances are translated into the functional currency using the foreign exchange rates prevailing at the dates of the transactions or at year end, as applicable. Foreign exchange gains and losses resulting from the settlement of such transactions and from the translation at year-end foreign exchange rates of monetary assets and liabilities denominated in foreign currencies are recognized in the statement of operations, except those designated for hedge accounting, which are deferred in equity as cash flow hedges.

Foreign exchange variations on financial assets and liabilities are classified as “financial income” and “financial expenses”, respectively.

(c)               Foreign subsidiaries and jointly-controlled subsidiaries

Some subsidiaries and jointly-controlled subsidiaries have a different functional currency from that of Braskem S.A., namely:

(i)                   Propilsur and Polimerica - headquartered in Venezuela, for which the functional currency is the U.S. dollar, since they are under the construction stage and the capital contributions and the main supplies of equipment and services are based on this currency;

(ii)               Braskem Idesa and Braskem Idesa Serviços - headquartered in Mexico, for which the functional currency is the Mexican peso, since they are under the construction stage and the main supplies of equipment and services are based on this currency;

(iii)             Braskem America, headquartered in the United States – it maintains a management structure that is independent from the operations of Braskem S.A. and that comprises own labor, outsourcing services, acquisition of raw materials and production and sale of resins. Prices, personnel expenses and production costs are mostly determined in U.S. dollar, which is, therefore, its functional currency; and

(iv)             Braskem Alemanha – it maintains a management structure that is independent from the operations of Braskem S.A. and that comprises own labor, outsourcing services, acquisition of raw materials and production and sale of resins. Prices, personnel expenses and production costs are mostly determined in euro, which is, therefore, its functional currency.

The financial statements of these subsidiaries and jointly-controlled subsidiaries are translated into reais based on the following rules:

•         assets and liabilities for each balance sheet presented are translated at the closing rate at the date of that balance sheet;

•         equity is converted at the historical rate, that is, the foreign exchange rate prevailing on the date of each transaction; and

•         income and expenses for each income statement are translated at the rate prevailing on the dates of the transactions.

All resulting exchange differences are recognized as a separate component of equity in the account “other comprehensive income”. When a foreign investment is partially or fully disposed of, exchange differences recorded in equity are recognized in the income statement as part of the gain or loss on the transaction.

Braskem S.A. and Its Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2011, 2010 and 2009

All amounts in thousands of Brazilian reais, unless otherwise indicated

2.5              Cash and cash equivalents

Cash and cash equivalents include cash in hand, deposits held at call with banks and highly liquid investments with maturities of three months or less. They are convertible into a known amount and subject to an immaterial risk of change in value.

2.6              Financial assets

2.6.1        Classification

The Company classifies its financial assets upon initial recognition in the categories listed below. The classification depends on the purpose for which the financial assets were acquired/established.

(a)               Held-for-trading financial assets – these are measured at fair value and they are held to be actively and frequently traded in the short term. The assets in this category are classified as current assets.

Derivatives are also categorized as held for trading unless they are designated for hedge accounting (Note 2.7).

(b)               Loans and receivables - these are non-derivative financial assets with fixed or determinable payments that are not quoted in an active market. They are classified as current assets, except for those falling due more than 12 months after the balance sheet date (these are classified as non-current assets). The Company’s loans and receivables comprise loans to related parties and accounts with associates, trade accounts receivable (Note 8), other accounts receivable (Note 14), cash and cash equivalents (Note 6) and financial investments (Note 7).

(c)                Held-to-maturity financial assets - these are financial assets acquired with the intention and financial capacity for their maintenance in the portfolio up to maturity.  The Company’s held-to-maturity financial assets comprise mainly quotas of investment funds in credit rights, classified as non-current assets.

(d)               Available-for-sale financial assets - these are non-derivatives that are either designated in this category or not classified in any of the previous categories. They are included in current assets unless management intends to dispose of them within 12 months after the balance sheet date. These are classified as non-current assets.

2.6.2        Recognition and measurement

Purchases and sales of financial assets are recognized on the trade date (the date on which the Company commits to purchase or sell the asset).

Available-for-sale and held-for-trading financial assets are carried at fair value on an ongoing basis.

Gains or losses arising from changes in the fair value of held-for trading financial assets are presented in “financial results” in the period in which they arise.

Interest on available-for-sale securities calculated using the effective interest method is recognized in the income statement as financial income.

Braskem S.A. and Its Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2011, 2010 and 2009

All amounts in thousands of Brazilian reais, unless otherwise indicated

Changes in the fair value of monetary securities classified as available-for-sale are recognized in equity, net of taxes, as “other comprehensive income”. When securities are sold or impaired, the accumulated fair value adjustments are included in the income statement as “financial results”.

Loans and receivables are carried at amortized cost using the effective interest method. These assets are stated at cost of acquisition, plus earnings accrued, against profit or loss for the year.

Financial assets are derecognized when the rights to receive cash flows from the investments have been received or transferred and the Company has transferred substantially all risks and rewards of ownership of the related assets.

The transaction costs related to the held-for-trading financial assets are expensed in the income statement. For the other financial assets, the transaction costs, when they are significant, are added to their respective fair value.

Dividends declared by associates are recognized in the income statement as part of the account “results from equity investments”.

The fair values of quoted investments are based on current bid prices. If the market for a financial asset and for unlisted securities is not active, the Company establishes fair value by using valuation techniques. These include the use of recent arm’s length transactions, reference to other instruments that are substantially the same, discounted cash flow analysis, and option pricing models that make maximum use of market inputs and rely as little as possible on entity-specific inputs.

2.6.3        Offsetting financial instruments

Financial assets and liabilities are offset and the net amount is reported in the balance sheet when there is a legal right to offset the recognized amounts and an intention to settle them on a net basis, or realize the asset and settle the liability simultaneously.

2.6.4        Impairment of financial assets

The Company assesses at each balance sheet date, based on the history of losses, whether there is objective evidence that a financial asset, classified as loans and receivables, held-to-maturity or available-for-sale, is impaired. The criteria the Company uses to determine that there is objective evidence of an impairment loss include:

a)      significant financial difficulty of the issuer or debtor;

b)      a breach of contract, such as a default or delinquency in interest or principal payments;

c)      it becomes probable that the borrower will enter bankruptcy or other financial reorganization; or

d)      the disappearance of an active market for that financial asset because of financial difficulties.

Braskem S.A. and Its Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2011, 2010 and 2009

All amounts in thousands of Brazilian reais, unless otherwise indicated

(a)               Assets classified as held-to-maturity and loans and receivables

Losses are recorded when there is objective evidence of impairment as a result of one more events that occurred after the initial recognition of the asset and that loss event has an impact on the future cash flows that can be reliably estimated.

The amount of any impairment loss is measured as the difference between the asset’s carrying amount and the present value of future cash flows discounted at the financial asset’s original effective interest rate. This methodology does not apply to the calculation of the provision for impairment.

The methodology adopted by the Company for recognizing the provision for impairment is based on the history of losses and considers the sum of (i) 100% of the amount of receivables past due for over 180 days; (ii) 50% of the amount of receivables past due for over 90 days; (iii) 100% of the amount of receivables under judicial collection (iv) 100%.of the receivables arising from a second renegotiation with customers; (v) and all the receivables from the first renegotiation maturing within more than 24 months. Receivables from related parties are not considered in this calculation.

(b)               Assets classified as available-for-sale

When there is any evidence of an impairment loss for the financial assets classified as available for sale , the accumulated fair value that is recognized in equity is transferred from “other comprehensive income” to profit (loss) for the year.

If, in a subsequent period, the amount of the loss decreases and this decrease can be objectively related to an event occurring after the impairment loss was recognized, the impairment loss is reversed.

2.7              Derivative financial instruments and hedging activities

Derivatives are recognized at fair value on an ongoing basis.

(a)               Hedging activities (designated for hedge accounting)

The full fair value of a hedging derivative is classified as a non-current asset or liability when the remaining maturity of the hedged item is more than 12 months.

The recognition of the gain or loss in profit or loss depends on whether the derivative is designated as a hedging instrument, and if so, on the nature of the item being hedged.

Management may designate certain derivatives as hedges of a particular risk associated with a recognized asset or liability or a highly probable forecast transaction (cash flow hedge).

The Company documents at the inception of the transaction the relationship between hedging instruments and hedged items, as well as its risk management objectives and strategy for undertaking various hedging transactions. It also documents its assessment, on an ongoing basis, of whether the derivatives that are used in hedging transactions are highly effective in offsetting changes in fair values or cash flows of hedged items.

Braskem S.A. and Its Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2011, 2010 and 2009

All amounts in thousands of Brazilian reais, unless otherwise indicated

The effective portion of the changes in the fair value of hedge derivatives is recognized in “other comprehensive income”. These amounts are transferred to profit or loss for the periods in which the hedged item affects profit   or loss. Gains or losses on interest rate or foreign exchange rate swaps that hedge borrowings are recognized in profit (loss) for the year as “financial result”.

The ineffective portion is recognized immediately in the income statement as “financial income and expenses” within “financial result”.

When the hedge instrument matures or is sold or when it no longer meets the criteria for hedge accounting, it is prospectively discontinued and any cumulative gain or loss existing in equity remains in equity and is recognized in profit or loss when the hedged item or transaction affects profit or loss. If the hedged item or transaction is settled in advance or discontinued, the cumulative gain or loss that was previously recognized in equity is immediately transferred to profit or loss for the year.

The cash flow hedge transactions carried out by the Company are described in Note 21.

(b)               Derivatives at fair value through profit or loss

Derivatives not designated as hedge instruments are classified as current assets or liabilities. Changes in the fair value of these derivative instruments are recognized immediately in the income statement within “financial results”.

(c)               Derivatives embedded in commercial agreements

The Company has procedures aimed at the timely recognition, control and proper accounting treatment of embedded derivatives in purchase, sale and service agreements.

The contracts that may have embedded derivative instruments are assessed to determine whether the economic characteristics of the embedded derivatives are closely related to those of the host contract or not and, if they are not, the embedded derivatives are separated from the host contract and stated at fair value through profit or loss

Currently, Braskem has no contracts that require the separation of embedded derivatives.

2.8              Trade accounts receivable

Trade accounts receivable are recognized at the amount billed net of the provision for impairment. The Company’s average billing period is 30 days, therefore, the amount of the trade accounts receivable corresponds to their fair value on the date of the sale.

2.9              Inventories

Inventories are stated at the lower of average acquisition or production cost or at the net realizable value. The Company determines the cost of its inventories using the absorption method based on the weighted moving average. Net realizable value is the estimated selling price in the ordinary course of the Company’s business, less taxes. The provisions for impairment of slow-moving or obsolete inventories are recognized when the realization amount is lower than cost. Imports in transit are stated at the cost accumulated in each import.

2.10          Investments in associated companies and other investments

Associates are all entities over which the Company has the power to participate in the financial and operating decisions without having control (significant influence). Investments in associates are initially accounted for at cost and subsequently using the equity method and they may include possible goodwill identified on acquisition, net of any accumulated impairment loss.

Braskem S.A. and Its Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2011, 2010 and 2009

All amounts in thousands of Brazilian reais, unless otherwise indicated

Unrealized gains on transactions between the Company and its associates are eliminated to the extent of the Company’s interest.

Gains and losses arising from the dilution of or increase in investments in associates are recognized in the income statement.

Other investments are stated at acquisition cost, less provision for adjustments to market value, when applicable.

2.11          Investments in jointly-controlled subsidiaries

Jointly-controlled subsidiaries are all entities over which the Company shares control with one or more parties under a shareholders’ or partners’ agreement. Investments in jointly-controlled subsidiaries are initially accounted for at cost and subsequently using the equity method. These investments are consolidated using the proportional consolidation method.

2.12          Property, plant and equipment

Property, plant and equipment is stated at cost net of accumulated depreciation and provision for impairment, when applicable. The cost includes:

(a)      the acquisition price and the financial charges incurred in borrowings during the phase of construction (Note 19(g)), and all other costs directly related with making the asset usable; and

(b)     the fair value of assets acquired through business combinations.

The assets intended for maintaining the Company’s activities arising from financial lease operations are recorded initially at the lower of fair value or the present value of the minimum payment of the contract, and are depreciated on a straight-line basis over the lower of the remaining useful life of the asset or the term of the contract.

The financial charges are capitalized on the balance of the projects in progress using (i) an average funding rate of all borrowings; and (ii) the portion of the foreign exchange variation that corresponds to a possible difference between the average rate of financing in the internal market and the rate mentioned in item (i) above.

The machinery, equipment and installations of the Company require inspections, replacement of components and maintenance in regular intervals. The Company makes stoppages in regular intervals that vary from two to six years to perform these activities. These stoppages can involve the plant as a whole, a part of it, or even specific relevant pieces of equipment, such as industrial boilers, turbines and tanks. Stoppages that take place every six years, for example, are usually made for the maintenance of industrial plants as a whole.

Costs that are directly attributable to these stoppages are capitalized when (i) it is probable that future economic benefits associated with these costs will flow to the Company; and (ii) these costs can be measured reliably. For each scheduled stoppage, the costs of materials and services from third-parties are included in property, plant and equipment items that were the subject matter of the stoppage and are fully depreciated until the beginning of the following related stoppage.

Braskem S.A. and Its Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2011, 2010 and 2009

All amounts in thousands of Brazilian reais, unless otherwise indicated

The expenditures with the consumption of small materials, maintenance and the related services from third parties are recorded, when incurred, as production costs.

Property, plant and equipment items are depreciated on a straight-line basis. The average depreciation and depletion rates used, determined based on the useful lives of the assets, are presented in Note 3.4.

Land has an indefinite useful life, therefore, it is not depreciated.

Projects in progress are not depreciated. Depreciation begins when the assets are available for use.

The useful life is annually reviewed by the Company. The review made on December 31, 2011 did not indicate the need for a change in relation to 2010.

The Company does not attribute a residual value to assets due to its insignificance.

2.13          Intangible assets

The group of accounts that comprise the intangible assets is the following:

(a)               Goodwill based on future profitability

The existing goodwill was determined in accordance with the criteria established by the accounting practices adopted in Brazil before the adoption of IFRS and represent the excess of the amount paid over the amount of equity of the entity acquired. The Company applied the exemption related to business combinations prior to January 1, 2009 and did not remeasure these amounts. This goodwill has not been amortized since January 1, 2009 and it is tested annually for impairment.

Goodwill is accounted for at cost, net of accumulated impairment losses. Impairment losses are not reversed.

(b)               Trademarks and patents

The technologies acquired from third parties and in a business combination are recorded at the cost of acquisition and/or fair value and other directly attributed costs, net of accumulated amortization and provision for impairment, when applicable. Technologies that have defined useful lives and are amortized using the straight-line method based on the estimated useful lives of the assets (15 to 20 years) or the term of the purchase agreement.

Expenditures with research and development are accounted for in profit or loss as they are incurred.

(c)               Contractual customer and supplier relationships

Contractual customer and supplier relationships arising from a business combination are recognized at fair value at the acquisition date. These contractual customer and supplier relationships have a finite useful life and are amortized using the straight-line method over the term of the respective purchase or sale agreement.

(d)               Software

This is recorded at cost net of accumulated amortization and provision for impairment, when applicable. Cost includes the acquisition price and/or internal development costs and all other costs directly related with making the software usable. Software that has defined useful lives is amortized using the straight-line method based on its estimated useful lives (3 to 10 years) or on the term of the respective purchase contracts. Costs associated with maintaining computer software programs are recognized in profit or loss as incurred.

Braskem S.A. and Its Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2011, 2010 and 2009

All amounts in thousands of Brazilian reais, unless otherwise indicated

2.14          Impairment of non-financial assets

Assets that have indefinite useful lives, for example goodwill based on future profitability, are not subject to amortization and are tested annually for impairment. This goodwill is allocated to the Cash Generating Units (“CGU”) or operating segments for the purposes of impairment testing.

Assets that are subject to depreciation or amortization are reviewed for impairment whenever events or circumstances indicate that the carrying amount may not be recoverable.

An impairment loss is recognized when the asset’s carrying amount exceeds its recoverable amount. The recoverable amount is the higher of (i) an asset’s fair value less costs to sell; (ii) and its value in use. Taking into consideration the peculiarities of the Company’s assets, the value used for assessing impairment is the value in use, except when specifically indicated otherwise. The value in use is estimated based on the present value of future cash flows (Note 3.6).

For the purposes of assessing impairment, assets are grouped at the lowest levels for which there are identifiable cash flows that can be CGUs or operating segments.

Non-financial assets other than goodwill that were adjusted due to impairment are subsequently reviewed for possible reversal of the impairment at the balance sheet date.

2.15          Trade payables

Trade payables are obligations to pay for goods or services that have been acquired in the ordinary course of business and they are recorded at the amount billed. When applicable, they are recorded at present value based on interest rates that reflect the term, currency and risk of each transaction.

The Company calculates the adjustment to present value for the purchases that fall due after 180 days and  accounts for it as financial expenses.

2.16          Borrowings

Borrowings are recognized initially at fair value and, in some cases, net of the transaction costs incurred in structuring the transaction. Subsequently, borrowings are presented with the charges and interest in proportion to the period incurred.

2.17          Provisions

Provisions are recognized in the balance sheet when (i) the Company has a present legal, contractual or constructive obligation as a result of past events, (ii) it is probable that an outflow of resources will be required to settle the obligation and (iii) the amount can be reliably estimated.

The provisions for tax, labor and other contingencies are recognized based on Management’s expectation of probable loss in the respective proceedings in progress and supported by the opinion of the Company’s external legal advisors (Note 24).

Braskem S.A. and Its Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2011, 2010 and 2009

All amounts in thousands of Brazilian reais, unless otherwise indicated

The contingencies assumed in a business combination for which an unfavorable outcome is considered possible are recognized at their fair value on the acquisition date. Subsequently, and until the liability is settled, these contingent liabilities are measured at the higher of the amount recorded in the business combination and the amount that would be recognized under IAS 37.

Provisions are measured at the present value of the expenditures expected to be required to settle the obligation using a rate before tax effects that reflects current market assessments. The increase in the provision due to passage of time is recognized in “financial results”.

2.18          Current and deferred income tax and social contribution

The income tax (“IR”) and social contribution (“CSL”) recorded in the year are determined on the current and deferred tax basis. These taxes are calculated on the basis of the tax laws enacted at the balance sheet date in the countries where the Company operates and are recognized in the income statement, except to the extent they relate to items recorded in equity.

Deferred income tax and social contribution are recognized on temporary differences between the tax bases of assets and liabilities and their carrying amounts in the financial statements. On the other hand, the deferred income tax and social contribution are not accounted for if they arise from the initial recognition of an asset or liability in a transaction other than a business combination that at the time of the transaction affects neither accounting, nor taxable profit or loss.

Deferred income tax and social contribution assets are recognized to the extent that it is probable that future taxable profit will be available against which the temporary differences can be utilized based on projections of future results prepared and based on internal assumptions and future economic scenarios that will allow for their utilization. The amounts accounted for and projections are regularly reviewed.

Deferred income tax and social contribution assets and liabilities are presented net in the balance sheet when there is a legally enforceable right to offset them upon the calculation of current taxes, generally when related to the same legal entity and the same tax authority. Accordingly, deferred tax assets and liabilities in different entities or in different countries are generally presented separately, and not on a net basis.

Management periodically evaluates positions taken by the Company in income tax returns with respect to situations in which applicable tax regulation is subject to interpretation.

2.19          Employee benefits – pension plan

The Company sponsors a defined contribution plan and defined benefit plans.

(i)        Defined contribution plan

For the defined contribution plans, the Company pays contributions to private pension plans on compulsory, contractual or voluntary bases. As soon as the contributions are paid, the Company does not have any further obligations related to additional payments.

Braskem S.A. and Its Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2011, 2010 and 2009

All amounts in thousands of Brazilian reais, unless otherwise indicated

(ii)       Defined benefit plan

The defined benefit plan is financed by the payment of contributions to pension funds and the use of actuarial assumptions is necessary to measure the liability and the expenses of the plan, as well as the existence of actuarial gains and losses.

The liability recognized in respect of defined benefit pension plans is the present value of the defined benefit obligation at the balance sheet date, less the market value of plan assets, adjusted by actuarial gains or losses and past-service costs. The defined benefit obligation is calculated annually by independent actuaries using the projected unit credit method. The present value of the defined benefit obligation is determined by discounting the estimated future cash outflows using the expected interest rate of return on assets disclosed by the plan’s manager, which have terms to maturity approximating the terms of the related pension obligation.

The Company adopts the corridor approach to recognize actuarial gains and losses arising from experience adjustments and changes in actuarial assumptions. Actuarial gains and losses that exceed the higher of 10% of plan assets or 10% of plan liabilities, are charged or credited to profit or loss according to the average remaining service period of the fund participants.

Past-service costs are recognized immediately in profit or loss on a straight-line basis over a period equivalent to the vesting period.

2.20          Contingent assets and liabilities and judicial deposits

The recognition, measurement and disclosure of contingent assets and liabilities and judicial deposits are performed in accordance with IAS 37 as follows:

(i)            Contingent assets – are not recognized in the books, except when management considers, supported by the opinion of its external legal advisors, the gain to be virtually certain or when there are secured guarantees or for which a favorable final and unappealable decision has been rendered.

(ii)          Contingent liabilities – are not recognized, except when management considers, supported by the opinion of its external legal advisors, that the chances of an unfavorable outcome is probable. In the case of non-recognition, the Company discloses the main proceedings for which an unfavorable outcome is possible in Note 28.

(iii)        Judicial deposits – are maintained in non-current assets without the deduction of the related provisions for contingencies or legal liabilities, unless such deposit can be legally offset against liabilities and the Company intends to offset such amounts.

2.21          Recognition of sales revenue

Sales revenue comprises the fair value of the consideration received or receivable for the sale of goods and services in the ordinary course of the Company’s activities. Revenue is shown net of taxes, returns and rebates.

Revenue from the sale of goods is recognized when (i) the amount of revenue can be reliably measured and the Company no longer has control over the goods sold; (ii) it is probable that future economic benefits will be received by the Company; and (iii) all legal rights and risks and rewards of ownership have been transferred to the customer. The Company does not make sales with continued management involvement.

Braskem S.A. and Its Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2011, 2010 and 2009

All amounts in thousands of Brazilian reais, unless otherwise indicated

Most of Braskem’s sales are made to industrial customers and, in a lower volume, to retailers and resellers.

The moment at which the legal right, as well as the risks and rewards, are substantially transferred to the customer depends on the delivery terms:

(i)           for contracts in which the Company is responsible for freight and insurance, the legal right, as well as the risks and rewards, are transferred to the customer after the good is delivered at the contractually agreed destination;

(ii)          for contracts in which the freight and insurance are the responsibility of the customer, the risks and rewards are transferred at the moment the goods are delivered at the client’s shipping company; and

(iii)        for contracts in which the delivery of the goods involves the use of pipelines, particularly basic petrochemicals, the risks and rewards are transferred at the point immediately after the Company’s official measures, which is the point of delivery of the goods and transfer of their ownership.

2.22          Distribution of dividends

Distributions of dividends and interest on capital to the Company’s shareholders are recognized as a liability in the financial statements at year-end in accordance with Brazilian tax legislation and the Company’s bylaws.

The amount that is lower than the portion equivalent to the minimum compulsory dividend (25%) is recorded as a liability in the “dividends payable” account because it is considered a legal liability as provided for in the Company’s bylaws. The amount of dividends that exceeds the minimum compulsory dividend is not recorded as a liability and it is presented in the “proposed additional dividend” account in equity.

2.23          Operating leases

Leases in which a significant portion of the risks and rewards of ownership of the assets is retained by the lessor are classified as operating leases. Payments made under these leases are charged to the income statement on a straight-line basis over the period of the lease.

The contracts in which the Company holds substantially all risks and rewards of ownership of the assets, are classified as operating leases and recognized in liabilities as “other payables”.

2.24          New standards, amendments and interpretations

to existing standards that are not yet effective

New standards, amendments and interpretations to existing standards that are not yet effective and that have not been early adopted by the Company and its subsidiaries:

IAS 19, "Employee benefits" was amended in June 2011. The impact on the Company will be as follows: (i) to eliminate the corridor approach; (ii) to recognize all actuarial gains and losses in “other comprehensive income” as they occur; (iii) to immediately recognize all past service costs; and (iv) to replace interest cost and expected return on plan assets with a net interest amount that is calculated by applying the discount rate to the net defined benefit asset (liability). The standard is applicable as from January 1, 2013.

Braskem S.A. and Its Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2011, 2010 and 2009

All amounts in thousands of Brazilian reais, unless otherwise indicated

IFRS 9, "Financial instruments" addresses the classification, measurement and recognition of financial assets and financial liabilities. IFRS 9 was issued in November 2009 and October 2010. It replaces the parts of IAS 39 that relate to the classification and measurement of financial instruments. IFRS 9 requires financial assets to be classified into two measurement categories: those measured at fair value and those measured at amortized cost. The determination is made at initial recognition. The basis of classification depends on the entity’s business model and the contractual cash flow characteristics of the financial instruments. For financial liabilities, the standard retains most of the IAS 39 requirements. The main change is that, in cases where the fair value option is taken for financial liabilities, the part of a fair value change due to an entity’s own credit risk is recorded in other comprehensive income rather than in the income statement, unless this creates an accounting mismatch. The standard is applicable as from January 1, 2015.

IFRS 10, "Consolidated financial statements" builds on existing principles by identifying the concept of control as the determining factor in whether an entity should be included within the consolidated financial statements of the Parent Company. The standard provides additional guidance to assist in the determination of control. The standard is applicable as from January 1, 2013.

IFRS 11,"Joint arrangements" was issued in May 2011. The standard provides for a more realistic reflection of joint arrangements by focusing on the rights and obligations of the arrangement, rather than on its legal form. There are two types of joint arrangements: (i) joint operations - arise where a joint operator has rights to the assets and obligations relating to the arrangement and hence accounts for its interest in assets, liabilities, revenue and expenses; and (ii) joint ventures - arise where the joint operator has rights to the net assets of the arrangement and hence equity accounts for its interest. The proportional consolidation method will no longer be permitted in joint ventures. The standard is applicable as from January 1, 2015.

IFRS 12, "Disclosures of interests in other entities" includes the disclosure requirements for all forms of interests in other entities, including joint arrangements, associates, special purpose vehicles and other off balance sheet vehicles. The standard is applicable as from January 1, 2013.

IFRS 13, “Fair value measurement” was issued in May 2011. IFRS 13 aims to improve consistency and reduce complexity by providing a precise definition of fair value and a single source of fair value measurement and disclosure requirements for use across IFRSs. The requirements do not extend the use of fair value accounting but provide guidance on how it should be applied where its use is already required or permitted by other standards within IFRSs. The standard is applicable as from January 1, 2013.

The Company is yet to access the full impact of these standards.

There are no other IFRSs or IFRIC interpretations that are not yet effective that would be expected to have a material impact on the Company.

Braskem S.A. and Its Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2011, 2010 and 2009

All amounts in thousands of Brazilian reais, unless otherwise indicated

3                    Application of critical accounting practices and judgments

Critical estimates and judgments

Critical estimates and judgments are those that require the most difficult, subjective or complex judgments by management, usually as a result of the need to make estimates that affect issues that are inherently uncertain. Estimates and judgments are continually reassessed and are based on historical experience and other factors, including expectations of future events that are believed to be reasonable under the circumstances. Actual results can differ from those estimated under different variables, assumptions or conditions.

In order to provide an understanding of the way the Company forms its judgments on future events, the variables and assumptions used in estimates are presented below:

3.1              Deferred income tax and social contribution

The Company keeps a permanent record of deferred income tax and social contribution on the following bases: (i) tax losses and social contribution tax loss carryforwards; (ii) temporarily non-taxable and undeductible income and expenses, respectively; (iii) tax credits and expenses that will be reflected in the books in subsequent periods; and (iv) asset and liability amounts arising from business combinations that will be treated as income or expenses in the future and that will not affect the calculation of income tax and social contribution.

The recognition and the amount of deferred taxes assets depend on the generation of future taxable income, which requires the use of an estimate related to the Company’s future performance. This information is in the Business Plan, which is approved by the Board of Directors at the end of the second half of every year. This plan is prepared by the Executive Board and its main variables, such as the price of the products manufactured by the Company, price of naphtha, exchange variation, interest rate, inflation rate, and the start-up of operations of new plants are obtained from specialized external consultants.  The Company annually reviews the projection of taxable income. If this projection shows that the taxable income will not be sufficient to absorb the deferred tax, then the corresponding portion of the asset that cannot be recovered is written-off.

3.2              Pension plans

The Company recognizes the obligation of the employee defined benefit plans and related costs, net of the plan assets, by adopting the following practices:

(i)     the plan cost is determined by actuaries using the projected unit credit method and the best estimates of the plan’s manager and the Company of the expected performance of the plan’s investments, salary growth, retirement age of employees and discount rates;

(ii)    the plan assets are stated at fair value;

(iii)   plan curtailments result in significant changes in the length of service expected from active employees. A net curtailment gain or loss is recognized when the event is probable and can be estimated.

The discount rate used to determine the future benefit obligation is an estimate of the interest rate of return on the plan assets disclosed by the plan’s management.

Additionally, actuaries, supported by the plan’s manager, also use subjective factors such as rescission, turnover and mortality rates to estimate these factors. The actuarial assumptions used in the Company’s plans can be materially different from the actual results due to changes in economic and market conditions, regulatory events, court decisions, higher or lower rescission rates or longer or shorter longevity of participants (Note 26).

Braskem S.A. and Its Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2011, 2010 and 2009

All amounts in thousands of Brazilian reais, unless otherwise indicated

3.3              Derivative financial instruments

The Company evaluates the derivative financial instruments at their fair value on the date of the financial statements and the main sources of information are the stock exchanges, commodities and futures markets, disclosures of the Central Bank of Brazil and quotation services like Bloomberg. Nevertheless the high volatility of the foreign exchange and interest rate markets in Brazil caused, in certain periods, significant changes in future rates and interest rates over short periods of time, leading to significant changes in the market value of swaps and other financial instruments. The market value recognized in its financial statements may not necessarily represent the amount of cash that the Company would receive or pay upon the settlement of the transaction.

3.4              Useful live of assets

The Company recognizes the depreciation and depletion of its long-lived assets based on their useful life estimated by independent appraisers and approved by the Company’s technicians taking into consideration the experience of these professionals in the management of Braskem’s plants. The useful lives initially established by independent appraisers are reviewed at the end of every year by the Company’s technicians in order to check whether they need to be changed. In December 2011, this analysis concluded that the useful lives applied in 2010 and 2011 should be maintained in 2012.

The main factors that are taken into consideration in the definition of the useful life of the assets that compose the Company’s industrial plants are the information of manufacturers of machinery and equipment, volume of the plants’ operations, quality of preventive and corrective maintenance and the prospects of technological obsolescence of assets.

The Company’s management also decided that (i) depreciation should cover all assets because when the equipment and installations are no longer operational, they are sold by amounts that are absolutely immaterial; and (ii) land is not depreciated because it has an indefinite useful life.

The useful lives applied to the assets determined the following average depreciation and depletion rates:

	Percentage (%)
	2011	2010
Buildings and improvements	3.46	4.12
Machinery, equipment and installations	6.91	6.72
Mines and wells	9.01	9.01
Furniture and fixtures	10.86	10.36
IT equipment	20.80	20.50
Lab equipment	10.18	10.18
Security equipment	9.96	9.96
Vehicles	20.00	20.00
Other	6.38	6.38

Braskem S.A. and Its Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2011, 2010 and 2009

All amounts in thousands of Brazilian reais, unless otherwise indicated

3.5              Valuation of assets and liabilities in business combinations

In accordance with IFRS 3, the Company must allocate the cost of the assets acquired and liabilities assumed based on their estimated fair values on the acquisition date.

The Company exercises significant judgment in the process of identifying and evaluating tangible and intangible assets and liabilities and in the determination of their remaining useful lives. The use of assumptions in the evaluation of the assets acquired and liabilities assumed includes an estimate of discounted cash flows or discount rates that may result in estimated amounts that are different from those of the assets acquired and liabilities assumed. The Company contracts a specialized company to evaluate the fair value of the assets acquired and liabilities assumed.

If the future results are not consistent with the estimates and assumptions used, the Company may be exposed to losses that may be material.

3.6              Impairment test for tangible and intangible assets

(a)               Tangible and intangible assets with defined useful lives

On the balance sheet date, the Company makes an analysis to determine if there is evidence that the amount of long-lived tangible assets and intangible assets with defined useful lives will not be recoverable. This analysis takes into consideration the following variables that are relevant to the Business Plan mentioned in Note 3.1: (i) evolution of Industrial Gross Domestic Product; (ii) price of naphtha; (iii) evolution of Brazil’s Gross Domestic Product; (iv) inflation; and (v) foreign exchange rates. The Company uses scenarios projected by specialized consultants to estimate these variables.

When some evidence that the amount of tangible and intangible assets with defined useful lives will not be recovered is identified, the Company compares the amount of these assets with the respective value in use. For this test, the Company uses the cash flow that is prepared based on the Business Plan. The assets are allocated to the CGUs as follows:

Basic petrochemicals operating segment:

•           CGU UNIB Bahia: represented by assets of the basic petrochemicals plants located in the state of Bahia;

•           CGU UNIB South: represented by assets of the basic petrochemicals plants located in the state of Rio Grande do Sul;

•           CGU UNIB Southeast: represented by assets of the basic petrochemicals plants located in the states of Rio de Janeiro and São Paulo;

Polyolefins operating segment:

•           CGU Polyethylene: represented by assets of the polyethylene plants located in Brazil;

•           CGU Polypropylene: represented by assets of the polypropylene plants located in Brazil;

Vinyls operating segment:

•           CGU Vinyls: represented by assets of PVC plants and chloride soda (CS) located in Brazil;

Braskem S.A. and Its Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2011, 2010 and 2009

All amounts in thousands of Brazilian reais, unless otherwise indicated

Foreign businesses operating segment:

•           CGU PP USA: represented by assets of polypropylene plants located in the United States;

•           CGU PP Germany: represented by assets of polypropylene plants located in Germany;

•           CGU Green Polyethylene: represented by the Green Polyethylene plant located in Brazil;

Chemical Distribution operating segment:

•           CGU Quantiq – represented by assets of the subsidiaries Quantiq and IQAG.

(b)               Goodwill based on future profitability and intangible assets with indefinite useful lives

Whether there are indications that the amount of an asset may not be recovered or not, the balances of goodwill from future profitability arising from business combinations and intangible assets with indefinite useful lives are tested for impairment at least once a year at the balance sheet date.

For the purposes of testing impairment, the Company allocated the goodwill existing at the CGU UNIB-South and in the Polyolefins and Vinyls operating segments. The Company’s management allocated the goodwill to the Polyolefins segment based on the way this goodwill is internally managed. The existing goodwill was generated in a business combination that resulted in the simultaneous acquisition of polypropylene and polyethylene plants. The main raw materials of these plants were supplied by Braskem S.A., which allowed for the obtainment of significant synergies in the operation. These synergies were one of the main drivers of that acquisition. Accordingly, the Company’s management tested this goodwill and assets for impairment in the ambit of their operating segment since the benefits of the synergies are associated with all units acquired.

3.7              Provisions and contingent liabilities

Braskem’s management, based on the opinion of its external legal advisors, classifies the legal and administrative proceedings against the Company in terms of probability of loss as follows:

Probable loss – these are proceedings for which there is a higher probability of loss than of a favorable outcome, that is the probability of loss exceeds 50%. For these proceedings, the Company recognizes a provision that is determined as follows:

(i)       labor claims – the amount of the provision corresponds to the amount claimed multiplied by the Company’s historical percentage of settlement of claims of this nature;

(ii)     tax claims - the amount of the provision corresponds to 100% of the value of the matter plus charges corresponding to the variation in the Selic rate, which is the rate disclosed by the Central Bank of Brazil;

(iii)   other claims – the amount of the provision corresponds to the value of the matter.

Possible loss – these are proceedings for which the possibility of loss is not remote. The loss may occur, however, the elements available are not sufficient or clear to allow for a conclusion on whether the trend is for a loss or a gain. In percentage terms, the probability of loss is between 25% and 50%. For these claims, except for the cases of business combinations, the Company does not recognize a provision and mentions the most significant ones in a note to the financial statements (Note 28). In business combination transactions, in accordance with the provision in IFRS 3, the Company records the fair value of the claims based on the assessment of loss. The amount of the provision corresponds to the value of the matter, plus charges corresponding to the variation in the Selic rate, multiplied by the probability of loss (Note 24(c)).

Braskem S.A. and Its Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2011, 2010 and 2009

All amounts in thousands of Brazilian reais, unless otherwise indicated

Remote loss – these are proceedings for which the risk of loss is small. In percentage terms, this probability is lower than 25%. For these proceedings, the Company does not recognize a provision nor does it disclose them in a note to the financial statements regardless of the amount involved.

The Company’s management believes that the estimates related to the outcome of the proceedings and the possibility of future disbursement may change in view of the following: (i) higher courts may decide in a similar case involving another company, adopting a final interpretation of the matter and, consequently, advancing the termination of the of a proceeding involving the Company, without any disbursement or without implying the need of any disbursement; and (ii) programs encouraging the payment of the debts, such as refinancing programs (REFIS) implemented in Brazil at the Federal level, in favorable conditions that may lead to a disbursement that is lower than the one that is currently recognized in the provision or lower than the value of the matter.

4                    Risk management

Braskem is exposed to (i) market risks arising from variations in commodity prices, foreign exchange and interest rates; (ii) credit risks of its counterparties in cash equivalents, financial investments and trade accounts receivable; and (iii) liquidity risks to meet its obligations related to financial liabilities.

Braskem adopts procedures for managing market and credit risks that are in conformity with the new financial policy approved by the Board of Directors on August 09, 2010. The purpose of risk management is to protect the cash flows of Braskem and reduce the threats to the financing of its operating working capital and investment programs.

4.1              Market risk

Braskem prepares a sensitivity analysis for each type of market risk to which it is exposed, which is presented in Note 21.4.

(a)               Commodities risk

Braskem is exposed to fluctuations in the prices of many petrochemical commodities, in particular, of its main raw material, the naphtha. As Braskem seeks to pass on the fluctuations in the prices of this raw material caused by the fluctuations in international prices, the Company does not enter into derivatives contracts to protect against commodity risks. Additionally, an immaterial part of sales are performed based on fixed-price contracts or contracts with a maximum and/or minimum fluctuation range. These contracts can be commercial agreements or derivative contracts relating to future sales.

(b)               Foreign exchange risk

Braskem has commercial operations denominated or indexed in foreign currencies. Braskem’s inputs and products have prices denominated in or strongly influenced by international prices of commodities, which are usually denominated in U.S. dollars. Additionally, Braskem has long-term loans in foreign currencies, which expose the company to variations in the foreign exchange rate between the real and the foreign currency, in particular, the U.S. dollar. Braskem manages its exposure to foreign exchange risk by means of a combination of debts in foreign currencies, investments in foreign currencies and derivatives. Braskem’s financial policy to manage foreign exchange risks provides for the maximum and minimum coverage limits that should be followed and which are continuously monitored by its management.

Braskem S.A. and Its Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2011, 2010 and 2009

All amounts in thousands of Brazilian reais, unless otherwise indicated

(c)               Interest rate risk

Braskem is exposed to the risk that a variation in floating interest rates causes an increase in its financial expenses from payments of future interest. Foreign currency denominated debt subject to floating rates is mainly subject to fluctuations in the Libor. Local currency denominated debt is mainly subject to the variation in the TJLP, fixed rates in Brazilian reais and the variation in the Interbank Deposit Certificate (“daily CDI”) rate. Braskem has swap contracts designated for hedge accounting with asset positions in floating Libor and liability positions at fixed rates.

4.2              Credit risk

The transactions that subject Braskem to the concentration of credit risks are mainly in current accounts with banks, financial investments and trade accounts receivable in which Braskem is exposed to the risk of the financial institution or customer involved. In order to manage this risk, Braskem maintains bank current accounts and financial investments with large financial institutions, weighting concentrations in accordance with the ratings and the daily prices seen in the Credit Default Swap market for the institutions, as well as netting contracts that minimize the total credit risk arising from the many financial transactions entered into by the parties.

On December 31, 2011, Braskem has netting contracts with Banco Citibank S.A., HSBC Bank Brasil S.A. – Banco Múltiplo, Banco Itaú BBA S.A., Banco Safra S.A., Banco Santander (Brasil) S.A., Banco Votorantim S.A., Banco West LB do Brasil S.A., Banco Caixa Geral – Brasil S.A., Banco Bradesco S.A. Approximately 50% of the amounts maintained in cash and cash equivalents (Note 6) and financial investments (Note 7) are contemplated in these contracts and the obligations in which are included in the account “borrowings” (Note 19).

With respect to the credit risk of customers, Braskem protects itself by performing a rigorous analysis before granting credit and obtaining secured and unsecured guarantees when considered necessary.

The maximum exposure to credit risks of non-derivative financial instruments on the reporting date is their carrying amounts less any impairment losses. On December 31, 2011, the balance of trade accounts receivable is net of the provision for impairment and amounts to R$ 253,607 (2010 – R$ 269,159).

4.3              Liquidity risk and capital management

Braskem has a calculation methodology to determine an operating cash and a minimum cash for the purpose of, respectively: (i) ensure the liquidity of short-term obligations, calculated based on the expectation of operating disbursements for the following month; and (ii) ensure that the Company maintains liquidity in possible moments of crisis, calculated based on the expectation of operating cash generation, less short-term debts, working capital needs, among others.

In some financing agreements, Braskem has covenants that tie the net debt and the payment of interest to its consolidated EBITDA (Earnings before interests, taxes, depreciation and amortization) (Note 19(i)). The Company’s Management monitors these indicators on quarterly basis in U.S. dollar, as established in the financing agreements.

Braskem S.A. and Its Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2011, 2010 and 2009

All amounts in thousands of Brazilian reais, unless otherwise indicated

Additionally, Braskem has two revolving credit lines amounting to: (i) US$ 350 million, which may be used without restriction for a period of three years as from September 2010; and (ii) US$ 250 million, which may be used without restriction for a period of five years as from August 2011. These credit lines allow for the reduction of cash maintained by Braskem. On December 31, 2011, Braskem had not used any credit from these lines.

The table below shows Braskem’s financial liabilities by maturity, corresponding to the period remaining in the balance sheet until the contractual maturity date. These amounts are calculated from undiscounted cash flows and may not be reconciled with the balance sheet.

	Note	Until one year (i)	Between one and two years (i)	Between two and five years (i)	More than five years (i)	Fair value total
Current
Trade payables		6,847,340				6,847,340
Borrowings		2,237,316				2,237,316
Hedge accounting	21.2.1	9,031				9,031
Derivatives	21.2.1	74,361				74,361

Non-current
Borrowings			2,068,506	5,965,642	19,688,279	27,722,427
Debentures	20				19,102
Hedge accounting	21.2.1		7,748	2,530		10,278
At December 31, 2011		9,168,048	2,076,254	5,968,172	19,707,381	36,900,753

(i)   The maturity terms presented are based on the contracts signed.

Braskem S.A. and Its Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2011, 2010 and 2009

All amounts in thousands of Brazilian reais, unless otherwise indicated

5                    Business combinations

5.1              Petroquímica Triunfo S.A.

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

The amount of R$ 102,051 refers to gain from the bargain purchase and was accounted under “results from business combination” in the statement of operations of 2009.

The fair values of the assets acquired and liabilities assumed were determined by independent appraisers contracted by the Company, as summarized below:

(i)            The fair value of inventory was determined based on its sale value net of taxes at the appraisal report date by applying the market approach method. The difference between the book value and the fair value was R$ 4,086;

(ii)          The method used to determine the fair value of property, plant and equipment was the replacement cost approach. The Company’s management, together with the independent external appraisers, concluded that it was not practicable to apply the market approach, as the individual value of each asset does not reflect the economic value of a petrochemical plant, which includes the value of the technology, cost of the supporting facilities and the integration with the production and finished products transportation system. When valuing these assets the Company and its independent appraisers took into account: (i) the cost of new similar plants; (ii) recent quotes for the expansion and replacement of similar assets; and (iii) market price for the purchase of a new similar asset, in the same usage conditions as when last inspected, among other assumptions. Property, plant and equipment at fair value totaled R$152,895 on April 30, 2010; and

Braskem S.A. and Its Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2011, 2010 and 2009

All amounts in thousands of Brazilian reais, unless otherwise indicated

(iii)        Braskem shares were valued at R$1,556 based on the market value on May 5, 2010.

Triunfo was merged into the Company immediately after the acquisition.

The acquisition of Triunfo was approved by CADE on July 9, 2009.

5.2              Quattor Participações S.A. (current Braskem Qpar)

                        On January 22, 2010 the shareholders of the Braskem S.A; (Odebrecht S.A. – “ODB”, Odebrecht Serviços e Participações S.A. – “OSP”, Petróleo Brasileiro S.A. – Petrobras e Petrobras Química S.A. – Petroquisa), together with União das Indústrias Petroquímicas S.A. – “Unipar”, entered into an Investment Agreement to establish the terms for the acquisition by the Company and of the investments held by Unipar in the petrochemical industry, allowing for the consolidation of Petrobras’ petrochemical investments in Braskem.

On April 27, 2010, the Company purchased 143,192,231 of Quattor shares representing 60% of its total capital and paid the amount of R$ 659,454 to Unipar. On April 30, 2010, the Company acquired the control of Quattor and, at the Ordinary General Shareholders’ Meeting, it appointed the members of Quattor’s Board of Directors and this date is the date of acquisition for the purposes of accounting for this business combination.

Under the Investment Agreement of January 22, 2010, when the Company acquired 60% of Quattor’s voting capital, it undertook to acquire the following interests:

(i)            40% of the voting capital of Quattor held by Petrobras through the exchange of 18,000,087 shares issued by the Company;

(ii)          33.3% of the voting capital of Polibutenos S.A. held by Unipar for a cash consideration of R$ 22,326;

(iii)        0.68% of non-controlling interests in Quattor Química; these non-controlling shareholders have a tag along right to sell their shares for up to 80% of the price paid to the controlling shareholder);

(iv)        25% of the voting capital of Riopol held by BNDESPAR. ¹

¹ As part of the acquisition of Quattor, the Company assumed the obligation under a put option entered into by Unipar and BNDESPAR (Note 1(b.1(viii))). Under this put option and a similar put option entered into by Petrobras, Unipar and Petrobras, former owners of a 75% interest in Riopol, agreed to repurchase a 25% (being 15% by Unipar and 10% by Petrobras) non-controlling interest of Riopol from BNDESPAR at the end of a five-year period (that commenced on January 15, 2008), or at an earlier time during that period in the event that BNDESPAR decided to exercise the option earlier. Under the terms of the option, the purchase price of these shares would be equal to the total amount originally invested by BNDESPAR, corrected by a contractually agreed interest rate.

At the acquisition date, the fair value of the option entered by Unipar was R$ 205,121, based on the amount originally invested corrected by the contractual interest rate. On August 9, 2010, BNDESPAR exercised the put option and Braskem acquired 190,784,674 common shares and 30 preferred shares of Riopol for R$ 209,951. The change in the fair value of this put option totaled of R$ 4,830 and was recorded as an expense.

Although the Company did not obtain the legal right over the aforementioned shares of the companies on the acquisition date, all the events described above were accounted for on April 30, 2010, since the Investment Agreement set forth the Company’s obligation to acquire all of the remaining shares. Subsequently, all interests were acquired under the Investment Agreement.

Braskem S.A. and Its Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2011, 2010 and 2009

All amounts in thousands of Brazilian reais, unless otherwise indicated

                        The table below summarizes the consideration paid to the shareholders’ of the Quattor Group and the amounts of the assets acquired and liabilities assumed recognized on the date of acquisition, as well as the fair value on the date of the acquisition of the non-controlling interests in Quattor.

Consideration paid
Cash	704,298
Shares issued (the amount of R$250,049 also includes Braskem shares issued for the	250,049
purrchase of other interests in this business combination)
BNDESPAR put option assumed by the Company and other obligations	218,739
Total consideration transferred (A)	1,173,086

Fair value of identifiable assets and assumed liabilities
Current assets
Inventory	823,012
Other current assets	1,383,104
Non-current assets
Property, plant & equipment	7,531,158
Intangible	560,430
Other non-current assets	990,850

Current liabilities	2,903,113
Non-current liabilities
Other provisions	220,619
Deffered income tax and social contribution	623,173
Other non-current liabilities	5,527,104
Total identifiable assets and assumed liabilities (B)	2,014,545

Business combination result (A) – (B)	841,459

The gain (bargain purchase) of R$ 841,459 is recorded in a specific account in the income statement for 2010 called “gain (loss) from business combinations”. This bargain purchase was attributable to the terms of negotiation with the shareholders of Quattor.

The fair value of the Company’s shares issued in these transactions was determined based on the BM&FBovespa closing price on April, 30, 2010 and totaled R$ 197,101.

The fair value of the assets acquired and liabilities assumed was estimated by an independent appraiser and the main results are described below:

(i)                The fair value of inventories was determined taking into consideration the sales price, net of taxes, on the date of the evaluation of the assets using the market approach method. The difference between the market value and the carrying amount of inventories was R$ 68,009.

(ii)              The method used to evaluate property, plant and equipment was the cost replacement approach method. Management, together with its external appraisers, understands that the use of the market approach method using the unit values of each asset that composes the plant would not reflect the economic value of the plant, since they would not consider the costs of the installed technology, costs of supporting installations and the active connection with production and distribution (going concern). In the evaluation process, the following information was used: (i) cost of installation of similar plants; (ii) most recent quotes for the expansion and replacement of similar assets; and (iii) cash price for the replacement of the asset, taking into consideration the working conditions on the date of inspection, among other. The adjustment booked over the historical Quattor property, plant and equipment book value of R$ 6,039,067 was in the amount of R$ 1,492,091. Therefore, after the adjustments, the fair value of property, plant and equipment registered in the acquisition was in the amount of R$ 7,531,158.

Braskem S.A. and Its Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2011, 2010 and 2009

All amounts in thousands of Brazilian reais, unless otherwise indicated

(iii)            As a result of the evaluation, net gains on future cash flows were identified for the commercial contracts with customers and suppliers that were brought to present value at a discount rate of 14.1% a year. Additionally, the costs of registration and product placement were considered and, in technology, the expenses incurred with personnel and the administrative expenses for the research conducted together with the Federal University of Rio de Janeiro were also considered. The identifiable intangible assets related to brands, technology, contracts with customers and suppliers totaled R$ 393,878.

(iv)            Many tax contingencies were recognized and the chances of an unfavorable outcome for these contingencies are possible based on the evaluation of the value of the matter in dispute and probability of loss estimated by external legal advisors. The provisions recognized refer to lawsuits related to the State Value-Added Tax (ICMS), Social Integration Program (PIS), Social Contribution on Revenues (COFINS), Income Tax (IR) and Social Contribution on Income (CSL) totaling R$ 210,695.

(v)              The fair value of loans and financing was determined using the income approach method however, the fair value effects were not recognized since these loans included clauses that provided for the advanced settlement were settled in 2010 and the effects were annulled in profit or loss for that year.

                        The 2010 net sales revenue included in the consolidated income statement since April 30, 2010 includes R$ 4,412,244 in net revenues from Quattor. Quattor also contributed with profit of R$ 58.461 in the same period.

The acquisition of Quattor was subject to the final approval of CADE. Brazilian Corporate Law allows for the completion of this transaction before the final approval by the Brazilian antitrust authorities, unless CADE issues a writ of prevention against the transaction. This transaction was submitted for CADE’s analysis on February 5, 2010. On February 23, 2011, the transaction was approved with no significant restrictions.

5.3              Sunoco Chemicals

On April 1, 2010, Braskem acquired 100% of Sunoco Chemicals’ shares for R$ 620,838 (US$ 351 million). The name of this subsidiary was changed to Braskem PP Americas Inc. (currently named Braskem America). Headquartered in Philadelphia, Braskem America has three polypropylene plants located in the states of Texas, Pennsylvania and West Virginia that had an aggregate annual installed capacity of 950,000 metric tons, representing approximately 13% of the total installed polypropylene production capacity in the United States. Additionally, Braskem America also has a technology center in Pittsburgh, Pennsylvania.

The date of acquisition of control over the operating and financial policies of PP Americas is April 1, 2010, date from which the Company started to appoint all the members of this subsidiary’s Board.

The following table summarizes the consideration paid to the former shareholders of Sunoco Chemicals and the amounts of the assets acquired and liabilities assumed recognized at the acquisition date.

Braskem S.A. and Its Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2011, 2010 and 2009

All amounts in thousands of Brazilian reais, unless otherwise indicated

Consideration transferred
Cash	620,838
Total consideration transferred (A)	620,838

Fair value of the identifiable assets and liabilities assumed
Current assets
Inventory	177,070
Non-current assets
Property, plant & equipment	628,698
Intangible	285,464
Othe non-current assets	11,262

Current liabilities	6,597
Non-current liabilities
Deferred income tax and social contribution	330,421
Other non-currente liabilities	18,549
Total identifiable assets and liabilities assumed (B)	746,927

Business combination result (A) – (B)	126,089

The gain (bargain purchase) of R$ 126,089 is recorded in a specific account in the income statement for 2010 called “results from business combinations”.

                        The fair value of the assets acquired and liabilities assumed was estimated by an independent appraiser and the main results are described below:

(i)       The fair value of inventories was determined taking into consideration the sales price, net of taxes, on the date of the evaluation of the assets by the experts using the market approach method.

(ii)     The method used to evaluate property, plant and equipment was the cost approach method. Management, together with its external appraisers, understands that the use of the market approach method using the unit values of each asset that composes the plant would not reflect the economic value of the plant, since they would not consider the costs of the installed technology, costs of supporting installations and the active connection with production and distribution (going concern). In the evaluation process, the following information was used: (i) cost of installation of similar plants; (ii) most recent quotes for the expansion and replacement of similar assets; and (iii) cash price for the replacement of the asset, taking into consideration the working conditions on the date of inspection, among other.

(iii)   As a result of the evaluation, net gains on future cash flow were identified for the commercial contracts that were brought to present value at a discount rate of 15% a year. The identifiable intangible assets relate to technology and contracts with suppliers.

                        The net revenue included in the consolidated income statement since April 1, 2010 includes R$ 1,891,487 in net revenues from PP Americas’ operations. PP Americas also contributed with a profit of R$ 172,735 in the same period.

This transaction was approved by CADE on November 3, 2010 and by the U.S. antitrust agency on March 22, 2010.

Braskem S.A. and Its Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2011, 2010 and 2009

All amounts in thousands of Brazilian reais, unless otherwise indicated

5.4              Unipar Comercial

On May 10, 2010, the Company acquired 100% of the voting capital of Unipar Comercial. On the same date, the Company acquired the control over its management and, therefore, this date was considered for accounting for the business combination. The total cash consideration paid for the acquisition was R$ 27,104 and the fair value of the assets acquired and liabilities assumed was R$ 35,138. The adjustment that was booked over the historical book value, in the amount of R$ 8,342, arose from the evaluation of property, plant and equipment, and on this amount, deferred income tax and social contribution liabilities, amounting to R$ 4,139, was also recognized. A bargain purchase gain of R$ 7,735 was recognized in the income statement for 2010 within “results from business combinations”. CADE approved this transaction on February 23, 2011.

5.5              Polypropylene plants abroad – Dow Chemical

On September 30, 2011, Braskem, through its subsidiaries Braskem America and Braskem Alemanha acquired the polypropylene business from Dow Chemical for R$ 607,595 (US$ 323 million). On the same date, the amount of R$ 312,263 (US$ 166 million) was paid, corresponding to the portion of the trade payables that were assumed in the transaction.

Based on the changes in trade accounts receivable and inventories between the date of the announcement of the transaction and the closing date, an additional amount of R$ 9,412 (US$ 5 million) was paid. The final amount can still be changed based on new changes in trade accounts receivable and inventories.

The negotiations included four industrial units, two in the United States and two in Germany, with an annual production capacity of 1,050 thousand metric tons of polypropylene.

In the United States and Germany, mainly industrial plants, trade accounts receivable, inventories were acquired and liabilities assumed related to the business operation. In the United States, the plants acquired are located in the State of Texas and have an annual polypropylene production capacity of 505,000 metric tons. In Germany, the plants have an annual polypropylene production capacity of 545,000 metric tons.

Trade accounts receivable and inventories located in Mexico were also acquired through the subsidiary Braskem Mexico amounting to R$ 13,214 (US$ 7 million), net of trade payables assumed. Since this was a separated purchase of assets that will be terminated in the short term with the sale of inventories and the financial settlement of trade accounts receivable and payable, this transaction is not a business combination.

The closing of this transaction between the parties took place on September 30 and the financial settlement occurred on October 3, 2011.

Until the effective payment to Dow Chemical, the acquirers have not made any significant decision with respect to the operations of the plants. The rights and obligations generated from October 1, 2011 are of the acquirers, including inventories produced and new liabilities assumed.

The reasons mentioned above lead us to conclude that the date of acquisition of control is October 3, 2011, which is the date the business combination was recorded.

The following table summarizes the consideration paid to Dow Chemical and the amounts of the assets acquired and liabilities assumed recognized on the acquisition date:

Braskem S.A. and Its Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2011, 2010 and 2009

All amounts in thousands of Brazilian reais, unless otherwise indicated

	U.S.	Germany	Total business combination	Mexico	Total paid
Consideration transferred
Cash	315,120	288,674	603,793	13,214	617,007
Total consideration transferred	315,120	288,674	603,793	13,214	617,007

Fair value of the identifiable assets and liabilities assumed
Current assets
Trade accounts receivable	142,051	135,320	277,371	18,948	296,318
Inventory	161,381	124,066	285,447	15,169	300,616
Other receivables	24,867		24,867	(2,507)	22,360
Non-current assets	-	-	-	-	-
Property, plant & equipment	129,040	194,103	323,143		323,143
	-	-	-	-	-
Current liabilities	-	-	-	-	-
Trade payables	(140,621)	(153,246)	(293,868)	(18,395)	(312,263)
Other payables	(1,599)		(1,599)		(1,599)
Non-current liabilities	-	-	-	-	-
Pension plan	-	(11,569)	(11,569)		(11,569)

Total fair value of identifiable assets and liabilities assumed	315,120	288,674	603,793	13,214	617,007

In the financial statements for the year ended December 31, 2011, the amounts were allocated, on a preliminary basis, to the assets acquired and liabilities assumed by the acquirers.

Independent appraisers were contracted to determine the assets acquired and liabilities assumed at fair value. This work is expected to be completed by the end of the first quarter of 2012 when possible adjustments will be recognized.

The Company did not determine any goodwill or gain from a bargain purchase as a result of this preliminary allocation.

This acquisition was submitted for the approval of CADE on August 17, 2011 and approved on February 8, 2012. This transaction was also submitted to the U.S. antitrust agency on August 16, 2011 and was approved on September 9, 2011, and to European antitrust agencies on August 26, 2011 and it approved on September 28, 2011.

Braskem S.A. and Its Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2011, 2010 and 2009

All amounts in thousands of Brazilian reais, unless otherwise indicated

6                    Cash and cash equivalents

	2011	2010

Cash and banks	349,916	252,925
Cash equivalents:
Domestic market	1,899,825	2,208,475
Foreign market	737,078	162,870
Total	2,986,819	2,624,270

Investments in Brazil are mainly represented by fixed-income instruments and time deposits held by the exclusive FIM Sol fund. Investments abroad mainly comprise fixed–income instruments issued by first-class financial institutions (time deposit) with high market liquidity.

7                    Financial investments

	2011	2010
Held-for-trading
Investments in FIM Sol	36,410	204,123
Investments in foreign currency	10,716	32,112
Shares	3,023	84
Loans and receivables
Investments in FIM Sol	116,007
Held-to-maturity
Quotas of investment funds in credit rights	34,720	28,706
Restricted deposits	4,173
Total	205,049	265,025

In current assets	170,297	236,319
In non-current assets	34,752	28,706
Total	205,049	265,025

On December 31, 2011, the balances of investments of FIM Sol classified as “held-for-trading” and “loans and receivables” refer to floating-rate fixed income investments with determinable earnings. The held-to-maturity financial investments related to quotas of investments funds in credit rights have maturity in June 2013 and December 2014 and are presented as non-current assets.

This account was presented in the 2010 annual financial statements in specific accounts called “available-for-sale financial assets” and “held-for-trading financial assets”.

Braskem S.A. and Its Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2011, 2010 and 2009

All amounts in thousands of Brazilian reais, unless otherwise indicated

8                    Trade accounts receivable

	2011	2010
Consumers
Domestic market	866,168	1,638,449
Foreign market	1,282,251	587,661
Allowance for doubtful accounts	(253,607)	(269,159)
Total	1,894,812	1,956,951

In current assets	1,843,756	1,894,648
In non-current assets	51,056	62,303
Total	1,894,812	1,956,951

The breakdown of trade accounts receivable by maturity is as follows:

	2011	2010

Past due securities:
Up to 90 days	223,649	132,850
91 to 180 days	6,754	1,936
As of 180 days	209,139	230,477
Allowance for doubtful accounts	(253,607)	(269,159)
Total past due receivables	185,935	96,104
Falling due receivables	1,708,877	1,860,847
Total costumers portfolio	1,894,812	1,956,951
% of past-due securities on total costumers portfolio	20.46%	16.41%

The changes in the balance of the provision for impairment are presented below:

	2011	2010	2009

Balance of provision at the beginning of the year	(269,159)	(220,264)	(198,741)
(Provision) reverse in the year	4,612	(66,896)	(60,865)
Write-offs	18,671	18,131	61,569
Addition by acquisition of companies	(7,731)	(130)	(22,227)
Balance of provision at the end of the year	(253,607)	(269,159)	(220,264)

Braskem S.A. and Its Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2011, 2010 and 2009

All amounts in thousands of Brazilian reais, unless otherwise indicated

9                    Inventories

	2011	2010

Finished goods	2,444,547	1,876,290
Raw materials, production inputs and packaging	866,206	781,594
Maintenance materials	183,779	240,442
Advances to suppliers	58,200	56,825
Imports in transit and other	70,790	60,506
Total	3,623,522	3,015,657

Advances to suppliers and expenditures with imports in transit are mainly related to operations for the acquisition of the main raw material of the Company, the petrochemical naphtha.

The account “maintenance materials” includes materials of general and specific use and the useful lives of which, after their application on machinery and equipment, is less than a year. The other maintenance materials are spare assets and replacement parts with useful lives that exceed one year and are classified in property, plant and equipment in accordance with IAS 16 (Note 16).

Braskem S.A. and Its Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2011, 2010 and 2009

All amounts in thousands of Brazilian reais, unless otherwise indicated

10                Related parties

The Company carries out transactions with related parties in the ordinary course of its operations and activities. The Company believes that all the conditions set forth in the contracts with related parties meet the Company’s interests. To ensure that these contracts present terms and conditions that are as favorable to the Company as those it would enter into with any other third parties is a permanent objective of Braskem’s management.

	Assets				Liabilities
	Current		Non-current		Current		Non-current

Jointly-controlled subsidiaries
Propilsur	2,598	(i)					24,855	(v)
Polimerica	1,748	(i)					19,978	(v)
	4,346						44,833
Associated company
Borealis	3,123	(i)
	3,123
Related companies
Construtora Norberto Odebrecht ("CNO")					4,128	(iv)
Petrobras	88,842	(ii)	58,169	(iii)	1,777,503	(iv)
Refinaria Alberto Pasqualini ("Refap")	19,492	(i)			10,003	(iv)
Other	565	(i)
	108,899		58,169		1,791,634

At December 31, 2011	116,368		58,169		1,791,634		44,833

Groups of accounts in which the transactions are recorded:

(i)       Amounts in “trade accounts receivable”: R$ 22,890 and in “other receivables”: R$ 4,636.

(ii)     Amount in “trade accounts receivable”: R$ 6,887 and in “other receivables”: R$ 81,955.

(iii)    Amount in “related parties” related to loan agreements, subject to TJLP + interest of 2% per year.

(iv)    Amounts in “trade payables”.

(v)     Amounts in “related parties” related to “advances for future capital increase” made by other shareholders.

	Income statement transactions from January to December 31, 2011
	Sales of products	Purchases of raw materials, services and utilities	Financial income (expenses)	Cost of production/general and administrative expenses
Jointly-controlled subsidiary
RPR	15,624	5,362	(56)
	15,624	5,362	(56)
Associated companies
Borealis	167,408		1,500
Sansuy	23,663	658
	191,071	658	1,500
Related companies
CNO		190,484
Odebrecht Ingeniería y Construcción de México, S. de R.L. de C.V ("CNO México")		16,461
OCS - Corretora de Seguros ("OCS")		2,348
Odebrecht Serviços e Participações ("OSP")		205,824
Petrobras	1,457,484	14,321,986	4,427
Petrobras International Finance ("PifCo")	7,446
Refap	11,699
	1,476,629	14,737,103	4,427
Post-employment benefit plan
Odeprev				13,873
				13,873

Total	1,683,324	14,743,123	5,871	13,873

Braskem S.A. and Its Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2011, 2010 and 2009

All amounts in thousands of Brazilian reais, unless otherwise indicated

	Assets				Liabilities
	Current		Non-current		Current		Non-current
Jointly-controlled subsidiaries
RPR	7,596	(i)	-		-		-
Propilsur	3,497	(ii)	-		-		15,001	(vii)
Polimerica	4,257	(ii)	-		-		14,538	(vii)
	15,350		-		-		29,539
Associated companies	-		-		-		-
Borealis	7,337	(iii)	-		-		-
Cetrel	-		-		1,907	(vi)	-
Sansuy	-		-		219	(vi)	-
	7,337		-		2,126		-
Related companies	-		-		-		-
OCS	-		-		29	(vi)	-
Petrobras	131,228	(iv)	53,742	(v)	562,327	(vi)	-
Refap	-		-		110,008	(vi)	-
Other	-		-		-	-	1,847	(viii)
	131,228		53,742		672,364		1,847
					-

At December 31, 2010	153,915		53,742		674,490		31,386

Groups of accounts in which the transactions are recorded:

(i)         Amounts in “trade accounts receivable”.

(ii)       Amounts in “other receivables”.

(iii)      Amounts in “trade accounts receivable”: R$ 7,150 and in “other receivables”: R$ 187.

(iv)      Amounts in “trade accounts receivable”: R$ 85,245 and in “other receivables”: R$ 45,983.

(v)       Amounts in “related parties” related to loan agreements, subject to TJLP + interest of 2% per year.

(vi)      Amounts in “trade payables”.

(vii)    Amounts in “related parties” related to “advance for future capital increase” made by other shareholders.

(viii)   Amounts in “related parties” related to loan agreements, subject to 100% of CDI.

	Income statement transactions from January to December 31, 2010
	Sales of products	Purchases of raw materials, services and utilities	Financial income (expenses)	Cost of production/general and administrative expenses
Jointly-controlled subsidiary
RPR	228,616	37,743	(2,003)
	228,616	37,743	(2,003)
Associated companies
Borealis	118,967	5
Cetrel	181	12,881
	119,148	12,886
Related companies
CNO		82,580
OCS		1,966
Odebrecht Plantas Industriais ("OPIP")		135,731
Petrobras	416,081	8,227,866	656
PIFCo	70,087	81,091
Refap	235,684	1,235,782
Other			(33)
	721,852	9,765,016	623

Post-employment benefit plan
Brasilprev				4,102
Fundação Petrobras de Seguridade Social ("Petros")				3,640
Odeprev				11,413
Triunfo Vida				126
				19,281

Total	1,069,616	9,815,645	(1,380)	19,281

Braskem S.A. and Its Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2011, 2010 and 2009

All amounts in thousands of Brazilian reais, unless otherwise indicated

	Income statement transactions from January to December 31, 2009
	Sales of products	Purchases of raw materials, services and utilities	Financial income (expenses)
Jointly-controlled subsidiary
Cetrel	415	23,816
RPR	140,419	83,003
	140,834	106,819
Associated company
Borealis	155,440		2,000
	155,440		2,000
Related companies
CNO		94,238
Petrobras	521,500	4,766,666	(4,600)
PifCo			(12,050)
Refap		1,243,470
	521,500	6,104,374	(16,650)

Total	817,774	6,211,193	(14,650)

As provided for in the Company’s bylaws, the Board of Directors has the exclusive power to decide on any contract but those related to the supply of raw materials that exceeds R$ 5,000 per operation or R$ 15,000 altogether per year between the Company and its subsidiaries and any of its common shareholders, directors of the Company, its parent company or subsidiary or its respective related parties. Additionally, the Company has a Finance and Investment Committee that, among other things, monitors the contracts with related parties that are approved by the Board of Directors.

It is worth noting that Brazilian Corporate Law (“Corporate Law”) forbids officers and directors to: (i) perform any acts of freedom with the use of the Company’s assets and in its detriment; (ii) intervene in any operations in which these officers and directors have a conflict of interest with the Company or in resolutions in which they participate; and (iii) receive, based on their position, any type of personal advantage from third parties, directly or indirectly, without an authorization granted by the proper body.

The related parties have the following relationship with the Company:

•           CNO: indirect controlling of Braskem S.A.

•           CNO México: wholly-owned indirect subsidiary of Odebrecht

•           OCS: wholly-owned direct subsidiary of Odebrecht

•           OPIP: wholly-owned direct subsidiary of Odebrecht

•           OSP: indirect controlling of Braskem S.A.

•           Petrobras: direct shareholder of Brakem S.A.

•           Pfico: wholly-owned direct subsidiary of Petrobras

•           Refap: wholly-owned indirect subsidiary of Petrobras

Braskem S.A. and Its Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2011, 2010 and 2009

All amounts in thousands of Brazilian reais, unless otherwise indicated

The transactions with related parties are summarized below:

•           CNO:  The Company and CNO signed an alliance agreement for performing services in the stoppages for maintenance and inspection in the industrial units. This agreement provides for a different price for each type of activity carried out by CNO.

•           CNO Mexico: The subsidiary Braskem Idesa and CNO Mexico signed, together with Ica Fluor Daniel, S de R. L. de C. V. (Mexican engineering company), agreements for the performance of services of (i) basic engineering and preliminary procurement of equipment amounting to US$ 16 million and effective until April 2012; and (ii) land leveling, amounting to US$ 150 million and effective until March 2013. These contracts were signed for the construction of the Ethylene XXI project (Note 1(b.3)).

•           CNO and Alagoas Consortium (composed of CNO and OSP): The Company signed: (i) an alliance agreement with the Alagoas Consortium (composed of CNO and OSP) for the construction of a PVC plant in Alagoas in the estimated amount of R$ 362 million, dated December 14, 2010, and effective for 24 months; and (ii) an alliance agreement with CNO for the construction of a butadiene plant in the state of Rio Grande do Sul in the amount of R$ 129 million, dated April 4, 2011 and effective until October 3, 2012.

•           Petrobras:

(i)        Naphtha

Braskem and Braskem Qpar have agreements for the supply of naphtha with Petrobras. The agreements provide for the supply of naphtha to the basic petrochemicals units located in the Triunfo, Camaçari and São Paulo Petrochemical Complexes. The agreed-upon price of the naphtha is based on several factors, such as the market price of the naphtha and a number of oil byproducts, the volatility of the prices of these products in the international markets, the Brazilian real - U.S. dollar exchange rate and the concentration of paraffinic content and contaminants present in the naphtha delivered. The agreement provides for a minimum consumption of 3,800,000 metric tons a year and a maximum consumption of 7,019,600 metric tons a year. The subsidiary of Petrobras, PifCo, also supplies naphtha to the Company.

(ii)      Propane

Braskem has propane supply agreements with Petrobras and its subsidiary Refap through its refineries for the Company’s plants located in the petrochemical complexes. These agreements provide for the full supply of approximately 680,000 metric tons of propane a year.

(iii)    Ethane, propane and electric energy

The subsidiary Riopol has an agreement with Petrobras for the supply of 392,500 metric tons of ethylene a year, 392,500 metric tons of propane a year and 306.6 GWh of electric energy a year.

(iv)    Sale of sundry products

The Company supplies to Petrobras many products it manufactures, such as solvents, butadiene, benzene, toluene, etc. These supplies are not covered by an agreement and take place on a regular basis at market prices.

Braskem S.A. and Its Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2011, 2010 and 2009

All amounts in thousands of Brazilian reais, unless otherwise indicated

•           OCS: The Company entered into a risk and insurance management agreement with OCS, amounting to R$ 6 million for a period of three years as from 2008.

Key management personnel

The Company considers “Key management personnel” to be the members of the Board of Directors and the Executive Board, composed of the CEO and vice-presidents. Not all the members of the Executive Board are members of the statutory board.

Income statement transactions	2011	2010	2009

Remuneration
Short-term benefits to employees and managers	32,445	30,886	26,164
Post-employment benefit	223	383	225
Benefits on contract termination		892	36
Long-term incentives	1,519	2,320	2,879
Total	34,187	34,481	29,304

Balance sheet accounts	2011	2010

Long-term incentives	4,121	5,372
Total	4,121	5,372

Braskem S.A. and Its Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2011, 2010 and 2009

All amounts in thousands of Brazilian reais, unless otherwise indicated

11                Taxes recoverable

	Note	2011	2010

Excise tax (IPI)		31,016	29,128
Value-added tax on sales and services (ICMS)	(a)	1,094,838	1,211,256
Social integration program (PIS) and social contribution on revenue (COFINS)	(b)	469,872	326,005
PIS and COFINS - Law No. 9,718/98	(c)	157,733	115,362
PIS - Decree-Law 2,445 and 2,449/88	(d)	199,972	55,317
Income tax and social contribution (IR and CSL)	(e)	389,769	220,525
Tax on net income (ILL)	(e)	14,912	61,126
Other		184,388	124,561
Total		2,542,500	2,143,280

In current assets		1,036,253	698,879
In non-current assets		1,506,247	1,444,401
Total		2,542,500	2,143,280

(a)          ICMS

The Company has accumulated ICMS credits over the past few years arising mainly from acquisitions of fixed assets, domestic sales subject to deferred taxation and export sales. This accumulation of tax credits was more evident in the states of Bahia, Rio Grande do Sul and São Paulo where most production units are concentrated.

The Company’s management has been prioritizing a series of actions so as to maximize the use of these credits and, currently, it does not expect losses on their realization. Among the actions carried out by management are:

•         Agreement with the Government of the state of Rio Grande do Sul, maintaining the full deferral of ICMS on the import of naphtha and limiting the use of accumulated ICMS credits to an average of R$ 8,250 per month for offsetting monthly ICMS payable by the units in that state;

•         Maintenance of the Agreement with the Government of the State of Bahia, which ensures the effective enforcement of State Decree No. 11,807 of October 27, 2009, which (i) gradually reduced the effective ICMS rate on domestic and imported naphtha acquired in that state and; (ii) established that the amount of R$ 9,100 per month can be deducted from the debt balance between April 2011 and March 2014, and the amount of R$ 5,907 per month between April 2014 and March 2018; and

•         In São Paulo, Braskem started to take measures towards the monetization of the credit balance, including the centralization of the ICMS of the São Paulo units in a single establishment and management of the purchase of inputs, whenever possible, from interstate bases.

Taking into consideration the tax rule that limits the short-term realization of ICMS credits from the acquisition of fixed assets and the projections of the Company’s management for the realization of the other credits, as of December 31, 2011, the amount recorded in non-current assets was R$ 685,487 (2010 – R$ 883,163), including the amount of R$ 53,017 (2010 – R$ 59,133), related to the ICMS deferred on the acquisitions of machinery, equipment and parts for the construction of the subsidiary Riopol (Note 22(a)).

Braskem S.A. and Its Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2011, 2010 and 2009

All amounts in thousands of Brazilian reais, unless otherwise indicated

(b)          PIS and COFINS

This account includes PIS and COFINS credits on the acquisition of property, plant and equipment items, and the amount of which on December 31, 2011 totals R$ 249,191 (2010 – R$ 168,673). The changes in the year are mainly due to the project for the expansion of the PVC plant in the State of Alagoas and the scheduled stoppages for maintenance. These credits will be realized in the ordinary course of the Company’s operations, following the rules provided for in the Regulatory Instruction of the Federal Revenue Service (SRF) No. 457 of October 18, 2004.

(c)           PIS and COFINS – Law No. 9,718/98

This account contains credits arising from legal discussions on the constitutionality of some aspects of Law No. 9,718/98. These credits will be used to offset federal taxes due. In 2011, the Company recognized new credits arising from favorable outcomes in lawsuits filed by companies merged into.

(d)          PIS – Decree-Laws No. 2,445 and No. 2,449/88

In 2011, Braskem recognized credits in the amount of R$ 155,505 arising from favorable decisions in lawsuits that challenged the constitutionality of Decree Laws No. 2,445 and No. 2,449/88.

(e)           IR and CSL

This account contains IR and CSL credits arising from prepayments in years that did not present taxable income at year end in addition to the taxes withheld on financial investments. In 2011, the Company used credits from the ILL process for IR prepayments amounting to R$ 48,299. All these credits are adjusted based on the variation of the Selic rate.

Braskem S.A. and Its Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2011, 2010 and 2009

All amounts in thousands of Brazilian reais, unless otherwise indicated

12                Judicial deposits – Non-current assets

	2011	2010
Judicial deposits
Tax contingencies	105,611	117,137
Labor and social security contingencies	60,187	117,470
Other	8,422	15,588
Total	174,220	250,195

On December 31, 2011, a portion of the deposits is associated with legal proceedings for which the probability of loss is possible (Note 28) and a portion is associated with proceedings for which the probability of loss is remote.

13                Insurance claims

On December 31, 2011, this account includes:

(i)       indemnities for claims occurred in December 2010 and February 2011 in furnaces and in the electric system in the olefin plants of the Camaçari Basic Petrochemicals unit located in the State of Bahia in the amounts of R$ 141,247 and R$ 61,300, respectively; and

(ii)     indemnity for the claim in the plant of chloride soda in the State of Alagoas in the amount of R$ 12,911.

Braskem S.A. and Its Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2011, 2010 and 2009

All amounts in thousands of Brazilian reais, unless otherwise indicated

14                Other receivables

(a)               Current

The main balances that compose this account in current assets are:

•      R$ 96,213 related to advances to service suppliers (2010 – R$ 59,608);

•      R$ 81,955 related to amounts receivable from related companies (2010 – R$ 45,965), Note 10.

(b)               Non-current – Eletrobrás compulsory loans

In 2000, the merged company Trikem S.A. and Braskem Petroquímica filed lawsuits related to credits arising from interest and monetary adjustment on the Eletrobrás compulsory loan for the period between 1987 and 1994 and, in 2001, they filed lawsuits related to credits for the period between 1977 and 1986.

The Superior Court of Justice – STJ appeased the matter in favor of the taxpayers upon the judgment of RESP No. 1003955 and RESP No. 1028592 made after repetitive appeals under Article 543-C of the Civil Procedure Code, establishing this decision to all cases that address this matter. Meanwhile, through the judgment of the Interlocutory Appeal No. 735933 lodged by Eletrobrás, the Federal Supreme Court - STF consolidated the understanding of the STJ in the sense that the discussion over the matter relates to ordinary law.

The lawsuits of said companies have already been awarded final and unappealable decisions by the STJ and, therefore, appeals against these decisions are no longer applicable. Accordingly, the Company recognized the related credits, which, as it understands are unconstested based on the opinion of its external legal advisors, amounting to R$ 51 million and R$ 29 million for the lawsuits of Trikem and Braskem Petroquímica, respectively, and a revenue was recorded in the statement of operations of 2011.

The composition of this amount results from a principal amount and interest. Although the legal advisors consider that there is a probability that this amount will be received in full, Management applied a negative goodwill of 40%.

On December 31, 2011, the balance of this account is R$ 82,526 (2010 - R$ 8,766).

On December 31, 2010, this account included, in current assets, balances of insurance claims that were reclassified to a specific account in non-current assets on December 31, 2011 (Note 13).

Braskem S.A. and Its Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2011, 2010 and 2009

All amounts in thousands of Brazilian reais, unless otherwise indicated

15                Investments

(a)          Information on investments

		Adjusted net profit (loss)			Adjusted
	Interest in	for the year			equity
	total capital (%)	2011	2010	2009	2011	2010
	2011

Associates
Borealis	20.00	22,307	15,028	9,704	149,349	130,940
Cetrel (i)			23,916	17,292		254,785
Codeverde	35.97	1,561	(1,004)	(770)	66,606	83,546
Sansuy	20.00	(16)	(13)	(40)	1,954	1,972

(i)         Redesignated from an associate to a subsidiary (Note 2.2(ix)).

(b)               Changes in investments in associates

		Capital		Provision
	Balance at	increase	Equity	for losses /	Balance at
	2010	(decrease)	in results	other	2011

Associates
Borealis	26,188		3,682		29,870
Cetrel (i)	134,602			(134,602)
Codeverde		(6,600)		6,600
Total associates	160,790	(6,600)	3,682	(128,002)	29,870

(ii)       Redesignated from an associate to a subsidiary (Note 2.2(ix)).

(c)           Breakdown of equity results
	2011		2010	2009

Equity in results of subsidiaries and jointly-controlled subsidiaries	210		3,432	(289)
Equity in results of associates	3,306		21,191	10,235
Amortization of fair value adjustment	(5,430)	(i)	(4,225)	(6,758)
Provision for losses on investments	(18)		(96)
Dividends received from other investments / other	513
	(1,419)		20,302	3,188

(i)         Comprises amortization of fair value adjustments on property, plant and equipment of the subsidiaries Braskem Petroquímica and Cetrel.

Braskem S.A. and Its Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2011, 2010 and 2009

All amounts in thousands of Brazilian reais, unless otherwise indicated

16                Property, plant and equipment

	Note	Land	Buildings and improvements	Machinery, equipment and facilities	Projects and stoppage in progress	Other	Total

Cost		417,475	1,804,708	22,045,283	1,972,781	632,260	26,872,507
Accumulated depreciation/depletion			(613,585)	(6,458,072)		(270,549)	(7,342,206)
Provision for impairment	(i)			(164,029)			(164,029)
Balance as of December 31, 2010		417,475	1,191,123	15,423,182	1,972,781	361,711	19,366,272

Acquisitions		4,385	9,666	198,096	1,848,820	109,304	2,170,271
Acquisition of companies			1,798	321,345			323,143
Capitalized financial charges	19(g)				101,721		101,721
Full consolidation of subsidiary (Cetrel)		1,130	42,230	22,704	21,354	80,820	168,238
Disposals, net of depreciation/depletion				(4,433)	(6,153)	(5,299)	(15,885)
Transfers	(ii)		7,309	104,903	(257,809)	131,955	(13,642)
Transfers from current assets	(iii)				81,686		81,686
Depreciation / depletion			(64,939)	(1,465,281)		(78,602)	(1,608,822)
Reversal of provision				3,993			3,993
Foreign currency translation adjustment		(4,564)	(5,720)	68,032	855	(7,391)	51,212

Net book value		418,426	1,181,467	14,672,541	3,763,255	592,498	20,628,187
Cost		418,426	1,859,991	22,755,930	3,763,255	941,649	29,739,251
Accumulated depreciation/depletion			(678,524)	(7,923,353)		(349,151)	(8,951,028)
Provision for impairment	(i)			(160,036)			(160,036)
Balance as of December 31, 2011		418,426	1,181,467	14,672,541	3,763,255	592,498	20,628,187

(i) Impairment of plants hibernated in 2008 and 2009.
(ii) Includes transfers to intangible
(iii) Transfers of spare parts to property, plant and equipment

The projects in progress relate mainly to operating improvements to increase the economic useful life of machinery and equipment and expansion projects, particularly the expansion of the PVC plant in Alagoas, and the construction of a new butadiene plant in Rio Grande do Sul.

Braskem offered in guarantee plants, land, real estate properties and machinery and equipment in the amount of R$ 3,428,276 (2010 – R$ 2,978,033) to comply with the obligations assumed in financing agreements (Note 19).

Braskem S.A. and Its Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2011, 2010 and 2009

All amounts in thousands of Brazilian reais, unless otherwise indicated

(a)          Impairment test for fixed assets

In the preparation of the Business Plan for the 2012/2016 period, the Company’s management analyzed the prospects for the main variables that affect its activities (Note 3.6) in both domestic and international markets.

In general, the Business Plan was prepared taking into consideration that no situation that may prevent the operational continuity of Braskem’s assets, both in terms of obsolescence of the industrial park and technologies employed and of legal restrictions is foreseen. Braskem’s management believes that the plants will operate at their full capacity, or close to it, within the projected period. Also, no significant changes in the Braskem’s business are expected, such as a significant excess in the offer by other manufacturers that may negatively affect future sales, with the exception of the seasonal price and profitability increases and decreases, which are historically associated with the petrochemical business worldwide. Also, no new technologies or raw materials, which could negatively impact Braskem’s future performance, are expected. Braskem expects to continue to operate in a regulatory environment aimed at environmental preservation, which is absolutely in line with its practices.

In view of all the analysis made, Braskem’s management understood that there was no need to conduct an impairment test for the assets of the Foreign Business and Chemical Distribution operating segments, as well as of the CGUs UNIB-Bahia and UNIB-Southeast.

Despite this conclusion, Braskem conducted an impairment test for the assets of the Polyolefins and Vinyls operating segments and CGU UNIB-South since they are associated with goodwill from future profitability (Note 17).

17                Intangible assets

	Goodwill based on expected future profitability	Brands and patents	Software licenses	Costumers and suppliers agreements	Total

Cost	3,194,545	188,612	381,964	644,447	4,409,568
Accumulated amortization	(1,130,794)	(51,402)	(109,325)	(38,865)	(1,330,386)
Balance as of December 31, 2010	2,063,751	137,210	272,639	605,582	3,079,182

Acquisitions			11,402		11,402
Full consolidation of subsidiary (Cetrel)		58	2,030		2,088
Transfers from PP&E			13,642		13,642
Amortization		(10,815)	(53,119)	(54,699)	(118,633)
Foreign currency translation adjustment		1,075	1,193	26,743	29,011

Net book value	2,063,751	127,528	247,787	577,626	3,016,692
Cost	3,194,545	189,745	410,231	671,190	4,465,711
Accumulated amortization	(1,130,794)	(62,217)	(162,444)	(93,564)	(1,449,019)
Balance as of December 31, 2011	2,063,751	127,528	247,787	577,626	3,016,692

Average annual rates of amortization		9.34%	13.10%	8.43%

Braskem S.A. and Its Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2011, 2010 and 2009

All amounts in thousands of Brazilian reais, unless otherwise indicated

(a)          Impairment test of goodwill based on future profitability

The Company’s goodwill was systematically amortized until December 2008. As from 2009, it has been subject to annual impairment tests in accordance with the provisions in IAS 36. On December 31, 2011, the goodwill of the Company is allocated at the CGU of UNIB-South and at the Polyolefins and Vinyls operating segments.

The CGU UNIB-South belongs to the Basic Petrochemicals operating segment, which is divided into three CGUs. The other CGU, called UNIB-Bahia and UNIB-Southeast do not have goodwill.

The Polyolefins operating segment is divided into two CGUs: Polyethylene and Polypropylene. Part of the industrial plants that compose these CGUs were acquired in a business combination that resulted in a goodwill based on the future profitability of these plants. The Company’s management established that the benefits from the synergy of this transaction should be associated with all units acquired and, therefore, the goodwill recognized is allocated and monitored at the lowest level of the corresponding group of assets, which is the Polyolefins operating segment.

In December 2011, Braskem conducted an impairment test of the goodwill of the Polyolefins and Vinyls operating segments and CGU UNIB-South using the value in use method (discounted cash flow) and did not identify any loss, as shown in the table below:

	Allocated goodwill	Cash flow (CF)	Book value (with goodwill)	CF/Book value
CGU and operating segments
CGU - UNIB - South	926,854	20,179,263	1,380,117	14.6
Operating segment - Polyolefins (i)	944,500	34,350,341	8,765,178	3.9
Operating segment - Vinyls	192,353	3,880,780	2,343,232	1.7
Total	2,063,707	58,410,384	12,488,527

(i)    These amounts include the industrial units of polyethylene and polypropylene acquired in the business combination of Quattor, arising from the change in the organization structure that took place in 2011 (Note 36).

The assumptions used to determine the discounted cash flow include: cash flows for five years based on the Business Plan, discount rates based on the Weighted Average Cost of Capital (WACC) of 9.3% a year and growth rates to determine the perpetuity based on annual inflation rate according to the Broad Consumer Price Index (“IPCA”) of 5%.

Braskem S.A. and Its Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2011, 2010 and 2009

All amounts in thousands of Brazilian reais, unless otherwise indicated

(b)          Sensitivity analysis

Considering the impact of the “discount rate” and “growth rate for perpetuity” on the potential cash flows, Braskem performed a sensitivity analysis with changes in these variables and the cash flows are presented in the table below:

	+0,5% on discount rate	-0,5% on growth rate to perpetuity
CGU and operating segments
CGU - UNIB - South	18,597,888	18,900,839
Operating segment - Polyolefins	30,751,814	31,295,193
Operating segment - Vinyls	3,469,531	3,533,534
Total	52,819,233	53,729,566

18                Other payables

	2011	2010

Credit notes	410	6,365
Commissions	17,291	4,823
Lease agreements	21,793	27,693
Trade notes (i)	253,427	230,085
Labor agreements (ii)	3,203	83,875
Other payables	103,824	133,085
Total	399,948	485,926

In current liabilities	119,402	233,322
In non-current liabilities	280,546	252,604
Total	399,948	485,926

(i)                 At December 31, 2011, the balance includes the amount of R$ 235,968, which corresponds to the amounts payable to BNDESPAR arising from the acquisition of Riopol shares (Note 1(b.1)).

(ii)               In March and September 2011, Braskem made the payment of the second and third installments of the labor agreement entered into between Braskem, Braskem Petroquímica and the Labor Union in the Petrochemical, Chemical, Plastic and Related Industries and Companies of the State of Bahia to end the litigation related to the collective bargaining agreement (“Clause 4”).

Braskem S.A. and Its Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2011, 2010 and 2009

All amounts in thousands of Brazilian reais, unless otherwise indicated

19                Borrowings

	Annual financial charges
	Monetary restatement	Average interest (unless otherwise stated)	2011	2010
Foreign currency
Bonds	Note 19 (a)	Note 19 (a)	5,981,035	3,927,712
Advances on exchange contracts	US dollar exchange variation	2.03%	131,668
Export prepayments	Note 19 (b)	Note 19 (b)	1,781,346	2,287,738
Medium-Term Notes (i)	US dollar exchange variation	11.75%	166,392	438,031
Raw material	US dollar exchange variation	3.02%	6,322	15,142
Acquisition of investment (ii)	US dollar exchange variation	4.45%		352,480
Acquisition of investment	US dollar exchange variation	1.75% above Libor	188,070
BNDES	Note 19 (c)	Note 19 (c)	413,722	307,701
Export credit notes	Note 19 (d)	Note 19 (d)	723,153	642,280
Working capital	US dollar exchange variation	2.22% above Libor	281,694	16,662
Working capital	US dollar exchange variation	101.25% to 105.5 of CDI		1,301
Project financing (NEXI)	Yen exchange variation	0.95% above Libor	26,318	66,602
Transactions costs, net			(84,525)	(29,195)

Local currency
Export credit notes	Note 19 (d)	Note 19 (d)	2,281,814	941,781
Working capital		105% to 106% of CDI	148,158	191,934
Acquisition of machinery and equipment (FINAME)	TJLP	1.38%	5,607	9,842
Acquisition of machinery and equipment (FINAME)	TJLP	4.67%	1,674	1,024
BNDES	Note 19 (c)	Note 19 (c)	2,556,521	2,419,712
Support to the production of goods for export (BNDESEXIM)		7.00%		150,452
Banco do Nordeste do Brasil (BNB)		8.50%	214,530	213,686
Project financing (FINEP) (iii)	TJLP	0.01%	34,765	61,975
Project financing (FINEP) (iii)	TJLP	4.37%	84,090	10,004
Project financing (FUNDES) (iv)		6.00%	204,182	187,419
Transactions costs, net			(1,724)	(3,538)
Total			15,144,812	12,210,745

Current liabilities			1,391,779	1,206,444
Non-current liabilities			13,753,033	11,004,301
Total			15,144,812	12,210,745

(i) In April 2011, the Company paid for part of this financing in advance.
(ii) In July 2011, the subsidiary Braskem America settled this financing in advance.
(iii) FINEP - Financier of Studies and Projects
(iv) FUNDES - Fund for Economic and Social Development

Braskem S.A. and Its Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2011, 2010 and 2009

All amounts in thousands of Brazilian reais, unless otherwise indicated

(a)          Bonds

		Issue amount		Interest
Issue date		(US$ in thousands)	Maturity	(% per year)	2011	2010

August 2005	(i)	250,000	June 2015	9.38	123,379	251,861
April 2006	(i)	500,000	no maturity date	9.00		339,143
September 2006	(i)	275,000	January 2017	8.00	253,563	473,886
June 2008		500,000	June 2018	7.25	942,622	837,294
May 2010		400,000	May 2020	7.00	752,951	673,348
May 2010		350,000	May 2020	7.00	663,296	589,180
October 2010		450,000	no maturity date	7.38	858,981	763,000
April 2011	(i)	750,000	April 2021	5.75	1,419,013
July 2011	(ii)	500,000	July 2041	7.13	967,230
Total		3,975,000			5,981,035	3,927,712

(b)          Export prepayments (“EPP”)

		Initial amount
		of the transaction
Issue date		(US$ thousand)	Maturity	Charges (% per year)	2011	2010

December 2005		55,000	December 2012	US dollar exchange variation + semiannual Libor + 1.60	25,803	45,837
July 2006	(iv)	95,000	June 2013	US dollar exchange variation + 3.17	33,416	51,166
July 2006	(iv)	75,000	July 2014	US dollar exchange variation + 2.73	72,696	89,561
March 2007	(iv)	35,000	March 2014	US dollar exchange variation + 4.10	47,147	58,630
April 2007	(iv)	150,000	April 2014	US dollar exchange variation + 3.40	282,206	250,662
November 2007	(iii)	150,000	November 2013	US dollar exchange variation + 3.53		250,410
October 2008	(i)	725,000	October 2013	US dollar exchange variation + 5.64		670,378
August 2009		20,000	July 2011	US dollar exchange variation + semiannual Libor + 5.00		34,482
March 2010	(iv)	100,000	March 2015	US dollar exchange variation + 4.67	190,808	168,752
May 2010		150,000	May 2015	US dollar exchange variation + semiannual Libor + 2.40	282,093	250,631
June 2010		150,000	June 2016	US dollar exchange variation + semiannual Libor + 2.60	281,869	250,419
December 2010		100,000	December 2017	US dollar exchange variation + semiannual Libor + 2.47	187,783	166,810
March 2011		200,000	February 2021	US dollar exchange variation + semiannual Libor + 1.20	377,525
Total		2,005,000			1,781,346	2,287,738

(i)       In April 2011, Braskem Finance concluded the funding of US$ 750 million, which was part of the financial resources used to: (1) partially settle in advance the bonds issued in August 2005 and September 2006; (2) fully settle the perpetual bonds issued in April 2006; (3) partially settle in advance the financing obtained through the Medium-Term Notes program; and (4) fully settle in advance the financing obtained in October 2008 through export prepayments.

(ii)     On July 19, 2011, the subsidiary Braskem America Finance completed the funding of US$ 500 million with semiannual payments of interest on January 22 and July 22 of each year for the purpose of (1) making the payment for the loan obtained in the acquisition of Sunoco Chemicals; (2) making the payment of short and long-term borrowings; and (3) general corporate matters.

(iii)   On September 28, 2011, an export prepayment amounting to R$ 271,798 (US$ 150,932 thousand) was fully settled in advance.

(iv)   Braskem contracted hedge transactions for some export prepayment contracts in order to offset the variation in the Libor (Note 21.2.1(b.i)). On December 31, 2011, the breakdown of the charges on these contracts already shows the nominal rate applied taking into consideration these transactions.

Braskem S.A. and Its Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2011, 2010 and 2009

All amounts in thousands of Brazilian reais, unless otherwise indicated

(c)           BNDES financing

Braskem has financing contracted with the National Bank for Economic and Social Development – BNDES and the breakdown of which, per project, is represented below:

Projects	Issue date	Maturity	Charges (% per year)	2011	2010

Green PE	2008/2009	July 2017	TJLP + 0,00 to 4,78	508,083	468,684
Green PE	2009	July 2017	US dollar exchange variation + 6.17	49,463	40,335
Braskem Qpar expansion	2006/2007/2008	February 2016	TJLP + 1,00 to 3,50	460,270	569,217
Braskem Qpar expansion	2006/2007/2008	April 2016	US dollar exchange variation + 6.09 to 6.59	44,047	47,293
Braskem Qpar expansion	2006/2007/2008	January 2015	Monetary variation (UMBNDES) + 6,24	2,862	3,359
Limit of credit II	2009	January 2017	TJLP + 2,58 to 3,58	327,902	259,788
Limit of credit II	2009	January 2017	US dollar exchange variation + 6.17	87,694	63,144
Limit of credit II	2009	January 2017	4.5	17,582	-
PVC Alagoas	2010	December 2019	TJLP + 0,00 to 3,58	261,403	48,046
PVC Alagoas	2010	January 2020	US dollar exchange variation + 6.17	68,630	11,713
PVC Alagoas	2010	January 2020	5.5	30,129	-
Limit of credit I	2007	April 2015	TJLP + 1,81 to 2,32	260,851	348,119
Limit of credit I	2007	April 2015	US dollar exchange variation + 4.91 to 5.80	57,813	68,044
Paulinia	2006	December 2014	TJLP + 2,40 to 3,40	245,014	323,732
Paulinia	2006	January 2015	US dollar exchange variation + 6.49	25,546	30,058
Limit of credit III	2011	January 2018	TJLP + 2,05 to 3,45	122,234
Limit of credit III	2011	January 2018	US dollar exchange variation + 6.04	28,169
Limit of credit UNIB-South	2006	May 2014	TJLP + 2,02 to 3,00	92,131	140,820
Limit of credit UNIB-South	2006	July 2014	US dollar exchange variation + 5.41 to 6.09	17,866	22,979
Butadiene	2011	December 2020	TJLP + 2,45 to 3,45	64,060
Butadiene	2011	January 2021	US dollar exchange variation + 6.04	16,185
Other	2005/2006	September 2016	TJLP + 0,52 to 4,00	166,862	261,416
Other	2005/2006	October 2016	US dollar exchange variation +6.39 to 6.59	11,764	12,751
Other	2005/2006	October 2016	Monetary variation (UMBNDES) + 5,49 to 6,29	3,683	7,915
Total				2,970,243	2,727,413

The I, II, III and UNIB-South credit limits refer to revolving credit lines, with limits stipulated by BNDES, and the funds of which are aimed at the current investments of the Company and investments in research, development and innovation.

Additionally, in December 2011, BNDES approved a new revolving credit line limit for the Company in the total amount of R$ 2.5 billion, which may be used for five years as from the date it is contracted. The funds will be used in the Company’s investment plan for 2011 to 2013. The first release of these funds (III credit limit) took place in December 2011 in the amount of R$ 150 million.

Braskem S.A. and Its Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2011, 2010 and 2009

All amounts in thousands of Brazilian reais, unless otherwise indicated

(d)          Export credit notes (“NCE”)

		Initial amount
Issue date		of the transaction	Maturity	Charges (% per year)	2011	2010

December 2005		100,000	March 2014	106% of CDI	105,345	104,921
January 2006		11,500	January 2014	108% of CDI	7,731	10,137
November 2006		167,014	May 2018	Us dollar exchange variation + 8.10	147,991	131,455
April 2007		101,605	March 2018	Us dollar exchange variation + 7.87	95,533	84,840
May 2007		146,010	May 2019	Us dollar exchange variation + 7.85	141,636	125,810
January 2008		266,430	February 2020	Us dollar exchange variation + 7.30	290,043	257,583
March 2008		41,750	March 2016	Us dollar exchange variation + 7.50	47,950	42,592
March 2008	(i)	450,000	March 2017	110% of CDI		487,468
April 2010		50,000	March 2014	12.16	60,861	54,260
June 2010		200,000	June 2014	12.13	237,590	211,885
September 2010	(ii)	71,000	September 2012	100.7% of CDI	81,818	73,110
February 2011		250,000	February 2014	99% of CDI	274,613
April 2011	(ii)	450,000	April 2019	112.5% of CDI	461,209
June 2011		80,000	June 2014	98.5% of CDI	84,572
August 2011	(ii)	400,000	August 2019	112.5% of CDI	404,267
October 2011		250,000	April 2012	108.3% of CDI	158,568
November 2011		400,000	November 2019	112.5% of CDI	405,240
Total		3,435,309			3,004,967	1,584,061

(i)       In March 2011, the Company settled this financing in advance.

(ii)     Braskem contracted hedge transactions for some NCE contracts in order to offset the variation in the CDI (Note 21.2.1(a.ii)), and the transaction of R$ 71,000, contracted in September 2010, was designated for hedge accounting (Note 21.2.1(b.ii)).

(e)           Project financing - NEXI

(i)            In March and September 2005, the Company obtained loans in Japanese currency from Nippon Export and Investment Insurance ("NEXI"), in the amount of YEN 5,256,500 thousand (R$ 136,496) and YEN 6,628,200 thousand (R$ 141,529), respectively. The principal is repayable in 11 installments as from March 2007, with final maturity in June 2012.

As described in Note 21.2.1 (a.i), the Company entered into swap contracts for all of these debts, changing the effective annual interest cost of the tranche drawn down in March 2005 to 101.59% of the CDI and that of the tranches drawn down in September 2005 to 104.29% and 103.98% of the CDI. The swap contracts were signed with first-class foreign banks and maturities, currency, rates and amounts are perfectly appropriate to the financing contracts.

(ii)     In March 2011, the Company obtained loans in U.S. dollar from NEXI in the amount of US$ 200 million and the charges on which are paid semiannually and include foreign exchange variation, semiannual Libor and interest of 1.20% a year. The principal amount will be paid in semiannual installments as from February 2013 and matures in February 2021. On December 31, 2011, the balance of this loan is presented in the “EPP” account in the amount of R$ 377,525 in item (b) of this note.

Braskem S.A. and Its Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2011, 2010 and 2009

All amounts in thousands of Brazilian reais, unless otherwise indicated

(f)            Payment schedule

The long-term amounts mature as follows:

	2011	2010

2012		1,238,243
2013	1,252,464	1,814,902
2014	1,781,917	1,691,089
2015	1,123,509	1,069,774
2016	1,204,472	671,495
2017	565,456	683,258
2018	1,331,131	1,082,112
2019	1,536,264	159,965
2020	1,754,200	1,510,429
2021 and thereafter	3,203,620	1,083,034
Total	13,753,033	11,004,301

(g)          Capitalized financial charges

The Company capitalized financial charges in the year ended December 31, 2011 in the amount of R$ 101,721 (2010 - R$ 43,491), including monetary and exchange variation. The average rate of these charges in the year was 7.68% a year (2010 – 6.00% a year).

(h)          Guarantees

Braskem has provided guarantees for its borrowings as shown below:

		Total	Total
Loans	Maturity	guaranteed	debt 2011	Guarantees

BNB	December 2022	214,530	214,530	Mortgage of plants, pledge of machinery and equipment
BNDES	January 2020	2,955,573	2,955,573	Mortgage of plants, land and property, pledge of machinery and equipment
FUNDES	May 2020	204,182	204,182	Mortgage of plants, land and property, pledge of machinery and equipment
NEXI	June 2012	26,318	26,318	Insurance policy
EPP	March 2014	47,147	47,147	Mortgage guarantees of 2° grade and land
FINEP	January 2019	63,596	63,596	Bank surety
FINAME	July 2015	6,844	6,844	Pledge of equipment
Total		3,518,190	3,518,190

Braskem S.A. and Its Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2011, 2010 and 2009

All amounts in thousands of Brazilian reais, unless otherwise indicated

(i)            Covenants

The financing agreements entered into by Braskem and NEXI establish limits for certain indicators related to the capacity for indebtedness and payment of interest.

The first indicator establishes a limit for the indebtedness of Braskem based on its EBITDA generating capacity. This is calculated by dividing the Company’s consolidated net debt by its consolidated EBITDA for the past twelve months. This indicator is calculated in U.S. dollars, using the closing PTAX to determine the net debt and the average U.S. dollar rate for the last four quarters for the calculation of EBITDA.

The second indicator found in the agreements of Braskem is the division of consolidated EBITDA by net interest, which corresponds to the difference between the interest paid and interest received. This indicator is checked on a quarterly basis and calculated in U.S. dollars.

A summary of these operations and their limiting factors is provided below:

Indicator/Limit	Currency
Net debt/EBITDA < 4.5	U.S. dollar
EBITDA /Net interest > 1.5	U.S. dollar

The calculation of EBITDA for these operations is determined as follows:

EBITDA = LB (-) DOP (+) DAC (+/-) ORD (+) DJCP
LB = Gross profit	ORD = Other operating income and expenses
DOP = Selling, general and administrative expenses	DJCP = Dividends and interest on capital received from
DAC = Depreciation allocated to the cost of products sold	non-consolidated companies

The penalty for the non-compliance with these covenants is the possibility of having the debt maturing earlier. On December 31, 2011, all commitments assumed were complied with.

20                Debentures (public issues of non-convertible debentures)

On September 1, 2011, the Company paid the amount of R$ 530,424 for non-convertible debentures related to the 14th issue started in August 2006.

On December 31, 2011, the balance of R$ 19,102 refers to the first issue of non-convertible debentures of the jointly-controlled subsidiary RPR, which took place in 2011, presented in the non-current liabilities.

Braskem S.A.

Notes to the financial statements

at December 31, 2011

All amounts in thousands of reais unless otherwise stated

21                Financial instruments

21.1          Non-derivative financial instruments

Braskem held on December 31, 2011 and 2010 the following non-derivative financial instruments according to the definition of IAS 39.

				Book value		Fair value
	Classification by category	Fair value hierarchy	Note	2011	2010	2011	2010
Cash and cash equivalents			6
Cash and banks	Loans and receivables			349,916	252,925	349,916	252,925
Financial investments in Brazil	Held-for-Trading	Level 2		435,580	2,208,475	435,580	2,208,475
Financial investments in Brazil	Loans and receivables			1,464,245		1,464,245
Financial investments abroad	Held-for-Trading	Level 2		737,078	162,870	737,078	162,870
				2,986,819	2,624,270	2,986,819	2,624,270

Financial investments			7
FIM Sol investments	Held-for-Trading	Level 2		36,410	204,123	36,410	204,123
Investiments in foreign currency	Held-for-Trading	Level 2		10,716	32,112	10,716	32,112
Shares	Held-for-Trading	Level 1		3,023	84	3,023	84
FIM Sol investments	Loans and receivables			116,007		116,007
Quotas of receivables investment fund	Held-to-maturity			34,720	28,706	34,720	28,706
Restricted deposits	Held-to-maturity			4,173		4,173
				205,049	265,025	205,049	265,025

Trade accounts receivable	Loans and receivables		8	1,894,812	1,956,951	1,894,812	1,956,951

Related parties			10
Assets	Loans and receivables			58,169	53,742	58,169	53,742

Trade Payables	Other financial liabilities			6,847,340	5,201,162	6,847,340	5,201,162

Borrowings			19
Foreign currency	Other financial liabilities			9,699,720	8,055,649	9,956,792	8,127,648
Local currency	Other financial liabilities			5,531,341	4,187,829	5,531,765	4,187,829
				15,231,061	12,243,478	15,488,557	12,315,477

Debentures	Other financial liabilities		20	19,102	517,741	19,102	516,562

(a)               Fair value

The fair value of financial assets and liabilities is estimated as the amount for which a financial instrument could be exchanged in an arm’s length transaction and not in a forced sale or settlement. The following methods and assumptions were used to estimate the fair value:

(i)      held-for-trading and available-for-sale financial assets are measured in accordance with the fair value hierarchy (Level 1 and Level 2), with inputs used in the measurement processes obtained from sources that reflect the most recent observable market prices.

(ii)    trade accounts receivable, trade payables and other short-term liabilities approximate their respective carrying amount due to the short-term maturity of these instruments.

(iii)  the fair value of related parties is the same as the carrying amount.

(iv)  the fair value of borrowings is estimated by discounting future contractual cash flows at the market interest rate, which is available to Braskem in similar financial instruments.

(v)    the fair value of debentures is obtained through secondary market prices disclosed by ANDIMA (National Association of Financial Market Institutions).

Braskem S.A.

Notes to the financial statements

at December 31, 2011

All amounts in thousands of reais unless otherwise stated

(b)               Fair value hierarchy

The Company adopts and IFRS 7 for financial instruments that are measured in the balance sheet; this requires disclosure of measurements by level of the following fair value measurement hierarchy:

Level 1 – Fair value obtained through prices quoted (without adjustments) in active markets for identical assets or liabilities, such as the stock exchange; and

Level 2 – Fair value obtained from discounted cash flow models, when the instrument is a forward purchase or sale or a swap contract, or valuation models of option contracts, such as the Black-Scholes model, when the derivative has the characteristics of an option.

The valuation assumptions (inputs to models) are obtained from sources that reflect the most recent observable market prices, particularly the curves of interest and future currency quotes disclosed by the Commodities & Futures Exchange, the spot exchange rate disclosed by the Central Bank of Brazil and the foreign interest curves disclosed by well-known quoting services such as Bloomberg or Reuters.

21.2          Derivative financial instruments

Derivative financial instruments are presented in the balance sheet at their fair value in an asset or liability account depending on whether the fair value represents a positive or a negative balance to Braskem, respectively. Derivative financial instruments are necessarily classified as "held-for-trading". The regular changes in the fair value of derivatives are recognized as financial income or expense in the period in which they occur, except when the derivative is designated and qualified for hedge accounting.

All derivative financial instruments held at December 31, 2011 were contracted on Over the Counter - OTC markets with large financial counterparties under global derivative contracts in Brazil or abroad and its fair value is classified as Level 2.

Braskem’s Financial Policy provides for a continuous short-term hedging program for foreign exchange rate risk arising from its operations and financial items. The other market risks are addressed on a case-by-case basis for each transaction. In general, Braskem assesses the need for hedging in the analysis of prospective transactions and seeks to customize the hedge for each operation and keeps it in place for the whole period of the hedged transaction.

Braskem may elect derivatives as hedges for the application of hedge accounting in accordance with IAS 32, IAS 39 and IFRS 7. The hedge designation is not mandatory. In general, Braskem will elect to designate derivatives as hedges when the application is expected to provide a significant improvement in the presentation of the offsetting effect of derivatives on the changes in the hedged items.

Braskem S.A.

Notes to the financial statements

at December 31, 2011

All amounts in thousands of reais unless otherwise stated

21.2.1    Changes in derivative financial instruments

At December 31, 2011, Braskem had financial derivative contracts with a nominal value of R$ 1,802,799 (2010 - R$ 2,257,789), R$ 279,495 (2010 – R$ 279,495) of which related to hedge transactions connected with project financing, R$ 1,444,320 (2010 – R$ 1,978,294) connected with export prepayments and export credit notes, and R$ 78,984 connected with commodities and a share repurchase program.

		Characteristics of the operation
					Change infair value	Financial
Identification		Asset part	Liability part	2010	(Note 21.2.2)	settlement	2011

Non-hedge accouting transactions
Foreign exchange swap	Note 21.2.1 (a.i)	Iene	CDI	13,700	(1,962)	(11,089)	649
Foreign exchange swap	Note 21.2.1 (a.ii)	CDI	Dolar		66,576	4,393	70,969
Repurchase of shares swap (i)	Note 21.2.1 (a.iii)	Share value	CDI		2,263		2,263
Naphtha purchase swap	Note 21.2.1 (a.iv)	Fixed price	Variable price		219	261	480
Term commodity - ethanol	Note 21.2.1 (a.v)	Variable price	Fixed price		(202)		(202)

				13,700	66,894	(6,435)	74,159
Hedge accounting transactions
Braskem Inc.
Interest rate swaps (ii)	Note 21.2.1 (b)	Libor	Fixed rate	42,890	(7,940)	(34,950)

Braskem
Interest rate swaps	Note 21.2.1 (b.i)	Libor	Fixed rate	25,988	6,986	(13,665)	19,309
Interest rate swaps	Note 21.2.1 (b.ii)	Pre-contractual rate	CDI	456	(1,289)		(833)

Braskem America
Interest rate swaps (iii)	Note 21.2.1 (b)	Libor	Fixed rate	1,523	2,882	(4,405)
Sale swaps	Note 21.2.1 (b)			(1,300)	1,300

				69,557	1,939	(53,020)	18,476

Current assets (other receivables)				(1,300)			(1,035)
Current liability (hedge operations)				50,124			83,392
Non-current liabilities (hedge operations)				34,433			10,278
				83,257			92,635

(i)            Braskem shares were repurchased by a financial institution and are the subject matter of a swap operation (Note 29(g)).

(ii)          As a consequence of the advanced payment of the (1) export prepayment contracts mentioned in Note 19(b); and (2) financing for the acquisition of the investment mentioned in Note 19(ii), Braskem settled in advance the interest rate swap transactions that would mature in October 2013 and April 2015.

(iii)        In December 2011, the swap operations held by the subsidiary Braskem America for the purpose of establishing the margins in sales contracts were settled. A financial expense amounting to R$ 1,300 related to the settlement of these operations was recognized.

The counterparties in these contracts are daily monitored based on the analysis of their respective ratings and Credit Default Swaps – CDS. Braskem has many bilateral risk mitigators in its derivative contracts, such as the possibility of depositing or requesting deposits of a guarantee margin from the counterparties it deems convenient. At December 31, 2011 there was no guarantee deposit placed by Braskem in relation to these derivatives.

Braskem S.A.

Notes to the financial statements

at December 31, 2011

All amounts in thousands of reais unless otherwise stated

(a)               Non-hedge accounting transactions

The regular changes in the fair value of swaps are recorded as financial income or expenses in the same period in which they occur. Braskem recognized a financial expense of R$ 66,894 related to the change in the fair value of these swaps for the period ended December 31, 2011.

(a.i)     Project financing (NEXI) related swaps

At December 31, 2011, the Company had four currency swap contracts with a total nominal value of R$ 279,495 to hedge loans obtained in yen with floating interest rates and maturing in March and June, 2012. The objective of these swaps is to mitigate the risk of fluctuations in the foreign exchange rate between the Brazilian real and the yen arising from the loan mentioned in Note 19(e) and the risk of the change in future expenses with the payment of interest. The term, amount, settlement dates, and interest rate in yen of the swaps match the financing terms. The Company intends to maintain these swaps until the settlement of the loans.

The characteristics of each swap transaction are listed below:

Identification	Nominal value	Interest rate		Fair value
	(R$ thousand)		Maturity	2011	2010
Swap NEXI I	28,987	104.29% CDI	June 2012	(129)	1,051
Swap NEXI II	136,495	101.85% CDI	March 2012	1,468	9,283
Swap NEXI III	86,110	103.98% CDI	June 2012	(503)	3,089
Swap NEXI IV	27,903	103.98% CDI	June 2012	(187)	277
Total	279,495			649	13,700

In current liabilities (hedge operations)				649	13,700
Total				649	13,700

The Company has elected not to designate these swaps as hedges for the application of hedge accounting since the main risk protected - the variation in the foreign exchange rate - is satisfactorily mitigated by the offsetting results of the foreign exchange variation in the loans and the variation in the derivative's fair value. Consequently, the regular changes in the fair value of the swaps are recorded as finance income or expense in the same period in which they occur. The Company recognized financial income of R$ 1,962 related to the changes in the fair value of these swaps in 2011.

Braskem S.A.

Notes to the financial statements

at December 31, 2011

All amounts in thousands of reais unless otherwise stated

(a.ii)    Export credit note (NCE) related swaps

At December 31, 2011, the Company had five foreign exchange swap contracts with a total nominal value of R$ 600,000 contracted on a credit line in reais with a rate of 112.5% of the CDI in August 2011 and maturing in April and August 2019 (Note 19(d)). In these swaps the Company receives 112.5% of the CDI and regularly pays exchange variation and a fixed rate of the foreign exchange coupon concurrently with the debt's cash flow.

Identification	Nominal value			Fair value
	(R$ thousand)	Interest rate	Maturity	2011	2010
Swap NCE I	200,000	5.44%	August 2019	32,023
Swap NCE II	100,000	5.40%	August 2019	13,952
Swap NCE III	100,000	5.37%	August 2019	12,512
Swap NCE IV	100,000	5.50%	April 2019	6,267
Swap NCE V	100,000	5.50%	April 2019	6,215
Total	600,000			70,969

In current liabilities (hedge operations)				70,969
Total				70,969

The Company has elected not to designate these swaps as hedges for the application of hedge accounting since the main risk protected - the variation in the CDI - is satisfactorily mitigated by the offsetting results of the CDI variation in the loans and the changes in the derivative's fair value. Consequently, the regular changes in the fair value of the swaps are recorded as financial income or expenses in the same period in which they occur. The Company recognized a financial expense of R$ 66,576 related to the changes in the fair value of these swaps in 2011.

(a.iii)   Repurchase of shares related swaps (Note 29(g))

On December 31, 2011, 1,405,400 class A preferred shares of the Company had been repurchased by financial institutions for a nominal value of R$ 19,830 (Note 29(g)). The Company recognized a financial expense of R$2,263 related to the variation in the CDI as from the date each repurchase.

Identification	Nominal value	Interest rate		Fair value
	(R$ thousand)		Maturity	2011	2010
Repurchase TRS	19,830	108% CDI	August 2012	2,263
Total	19,830			2,263

In current liabilities (hedge operations)				2,263
Total				2,263

Braskem S.A.

Notes to the financial statements

at December 31, 2011

All amounts in thousands of reais unless otherwise stated

(a.iv)   Naphtha purchase related swaps

On December 31, 2011, the subsidiary Braskem Inc. held two naphtha swap contracts with a nominal value of US$ 30,428 thousand. In these swaps, Braskem Inc. swaps floating flows for fixed flows for the purposes of preserving its margins.

Identification	Nominal value	US$ Fixed price / ton	Maturity	Fair value
	(US$ thousand)			2011	2010
Naphtha swap	15,208	869.0000	February 2012	228
Naphtha swap	15,221	869.7500	February 2012	252
Total	30,428			480

In current liabilities (hedge operations)				480
Total				480

The Company decided not to designate these swaps as hedges for hedge accounting purposes. Consequently, the regular changes in the fair value of the swaps are recorded as financial income or expenses in the same period in which they occur. Braskem recognized a financial expense of R$ 219 related to the changes in the fair value of these swaps in 2011.

(a.v)    Ethanol purchase related swaps

On December 31, 2011, the Company held ethanol derivative contracts indexed to the Commodities & Futures Exchange – BM&F in the nominal amount of R$ 2,077. In this operation, the Company seeks to protect the margin of its operations.

Identification	Nominal value	R$ fixed price / m3	Maturity	Fair value
	(R$ thousand)			2011	2010
Term commodity	2,077	1,384.500	February 2012	(202)
Total	2,077			(202)

In current assets (other receivables)				(202)
Total				(202)

The Company decided not to designate these swaps as hedges for hedge accounting purposes.

Consequently, the regular changes in the fair value of the swaps are recorded as financial income or expenses in the same period in which they occur. The Company recognized a financial income of R$ 202 related to the changes in the fair value of these swaps in 2011.

Braskem S.A.

Notes to the financial statements

at December 31, 2011

All amounts in thousands of reais unless otherwise stated

(b)               Hedge accounting transactions

The Company designated the following operations for hedge accounting:

(b.i)     Export prepayment (EPP) related interest rate swaps

Braskem, at December 31, 2011, 7 interest rate swap contracts with a total nominal value of US$ 407,500 thousand relating to export prepayment debts contracted in U.S. dollars and at floating interest rates (Libor basis) in October 2008, April 2009 and June 2010 and maturing between 2013 and 2015 (Note 19 (b)). In these swaps,  Braskem receives floating rates (Libor) and pays fixed rates regularly, concurrently with the cash flow of the export prepayment debt. The purpose of these swaps is to mitigate the changes in future financial expenses of the debt caused by fluctuations in the LIBOR rate. The term, amount, settlement dates and floating interest rate match the financing terms. Braskem intends to maintain these swaps until the settlement of the loans.

For hedge accounting purposes, these swaps were designated as cash flow hedges of the risk of fluctuations in LIBOR on the specified debts. The regular effective changes in the fair value of the derivatives designated as cash flow hedges that are highly effective in mitigating the cash flow changes in the hedged item are recognized in equity as "other comprehensive income" until the period in which the respective changes in the hedged item impact profit or loss. The impacts of Libor on the hedged item affect the results of Braskem in every period of allocation of the interest on the debt, from the date of the disbursement until its maturity.

The characteristics of each swap transaction are listed below:

Identification	Nominal value	Interest rate		Fair value
	(US$ thousand)		Maturity	2011	2010
Swap EPP X	35,000	2.5040%	March 2014	1,216	1,786
Swap EPP XI	75,000	1.9450%	July 2014	1,079	1,455
Swap EPP XII	100,000	2.1200%	November 2013		4,061
Swap EPP XIII	50,000	2.1500%	November 2013		2,082
Swap EPP XIV	50,000	2.6350%	April 2014	3,452	3,734
Swap EPP XV	100,000	2.6200%	April 2014	6,848	7,392
Swap EPP XVI	47,500	1.6650%	June 2013	184	606
Swap EPP XVII	75,000	2.1975%	March 2015	4,923	3,684
Swap EPP XIX	25,000	2.1700%	March 2015	1,608	1,188
Total	557,500			19,309	25,988

In current liabilities (hedge operations)				9,031	13,918
In non-current liabilities (hedge operations)				10,278	12,070
Total				19,309	25,988

Braskem S.A.

Notes to the financial statements

at December 31, 2011

All amounts in thousands of reais unless otherwise stated

(b.ii)    Export credit note (NCE) related swap

At December 31, 2011, the Company had an interest rate swap designated for hedge accounting with a total nominal value of US$ 42,612 thousand, contracted on a fixed-rate credit line in Brazilian reais in September 2010 and maturing in September 2012 (Note 19 (d)). In this swap the Company regularly receives fixed rates and pays a percentage of the CDI concurrently with the debt's cash flow.

Identification	Nominal value	Interest rate		Fair value
	(US$ thousand)		Maturity	2011	2010
Swap NCA I	42,612	100.70% CDI	September 2012	(833)	456
Total	42,612			(833)	456

In current assets (other receivables)				(833)
In non-current liabilities (hedge operations)					456
Total				(833)	456

(c)               Effectiveness test of transactions designated for hedge accounting

Braskem tests the effectiveness of these hedges at the end of the reporting period using the cumulative monetary compensation method. According to this method, the hedge is considered effective if the variation in the cash flow of derivatives is between 80% and 125% of the variation in the hedged item caused by the risk that is being covered.

The effectiveness test at December 31, 2011, showed that the derivatives were effective in offsetting the changes in the hedged item from the time the derivatives were contracted until the end of the reporting period, and that all other conditions for qualifying these instruments for hedge accounting were met. Consequently, the effective portion of the changes in the fair value of the derivatives, amounting to R$ 1,939 (Note 21.2.1), was recorded as "other comprehensive income".

(d)                    Estimated maximum loss

The amount at risk of the derivatives held by Braskem at December 31, 2011, defined as the highest loss that could result in one month and in 95% of the cases, under normal market conditions, was estimated by the Company at US$ 1,530 thousand for the EPP swaps, US$ 8,219 thousand for the NCE swap and R$ 275,521 for the NEXI swaps.

Braskem S.A.

Notes to the financial statements

at December 31, 2011

All amounts in thousands of reais unless otherwise stated

21.2.2    Hedge operations presented in “other

comprehensive income” in equity

The derivatives indicated in items 21.2.1 (b) were designated as cash flow hedge, resulting in closing balances in “other comprehensive income”. The appropriations of interest are allocated to interest expenses in the financial expenses group. The summary of changes in the account is as follows:

		Appropriation of	Change in
	2010	interest	fair value	2011
Swaps EPP Braskem Inc.	(39,315)	31,375	7,940
Swaps EPP Braskem	(23,013)	12,928	(6,986)	(17,071)
Swaps loans Braskem	(456)		1,289	833
Swaps loans Braskem America	212	2,670	(2,882)
Sale price swaps Braskem America	1,300		(1,300)
	(61,272)	46,973	(1,939)	(16,238)

On December 31, 2011, the appropriation of accrued interest and changes in the fair value of derivatives designated as cash flow hedge was R$ 45,034, which, with the effect of income tax and social contribution of R$ 2,458, amounts to R$ 42,576, and is presented within “other comprehensive income” in equity.

21.3          Credit quality of financial assets

(a)               Trade accounts receivable

Practically all Braskem's customers do not have risk ratings assigned by credit rating agencies. For this reason, Braskem developed its own credit rating system for all accounts receivable from domestic customers and part of the accounts receivable from foreign customers. Braskem does not apply this rating to all of its foreign customers because most accounts receivable from them are covered by an insurance policy or letters of credit issued by banks. As of December 31, 2011, the credit ratings are as follows:

			Percentage (%)
1	Minimum risk		24.09
2	Low risk		33.04
3	Moderate risk		30.25
4	High risk		4.24
5	Very high risk	(*)	8.38

(*) Most customers in this group are inactive and the respective accounts are in the process of judicial collection. Customers in this group that are still active purchase from Braskem and pay in advance.

Default indicators (*):

•      December 2009: 0.25%

•      December 2010: 0.13%

•      December 2011: 0.18%

(*) Default indicator = total trade accounts receivable in default issued in the past 12 months/total billings in the past 12 months.

Braskem S.A.

Notes to the financial statements

at December 31, 2011

All amounts in thousands of reais unless otherwise stated

(b)                    Other financial assets

In order to determine the credit ratings of counterparties in financial assets classified as cash and cash equivalents, held for trading, held to maturity and loans and receivables, Braskem uses the following ratings agencies: Standard & Poor’s, Moody’s and Fitch Ratings.

	2011	2010
Cash and cash equivalents and financial investments
AAA	2,868,992	2,136,193
AA+		445,867
AA	206	43,154
AA-	72,029	37,397
A+	96,464	78,920
A	28
A-	71,367	37,176
BBB+		18,684
BB+	19,028	18,878
B+	3,590	3,378
Other financial assets with no risk assessment	10,548	8,830
	3,142,252	2,828,477
Held-to-maturiy
Quotas of investment funds in credit rights (i)	34,720	28,706
Restricted deposits (ii)	4,173
	38,893	28,706
Other investments (offshore funds)
Sundry funds (i)	10,723	32,112
	10,723	32,112

Total	3,191,868	2,889,295

(i)    Financial assets with no internal or external ratings.

(ii)   Risk-free financial assets.

Braskem’s financial policy determines “A-” as the minimum rating for financial investments. On December 31, 2011, Braskem has balances classified as “B+” and “BB+” related to balances of the jointly-controlled subsidiaries Propilsur and Polimerica amounting to R$ 3,590, and Term Deposits with Special Guarantee – DPGEs amounting to R$ 19,028, respectively. The DPGEs are guaranteed by the Credit Guarantee Fund – FGC, which makes these investments appropriate to Braskem’s policy.

Braskem S.A.

Notes to the financial statements

at December 31, 2011

All amounts in thousands of reais unless otherwise stated

21.4          Sensitivity analysis

The financial instruments, including derivatives, may be subject to changes in their fair value as a result of the variation in commodity prices, foreign exchange rates, interest rates, shares and share indexes, price indexes and other variables. The sensitivity of the derivative and non-derivative financial instruments to these variables are presented below:

(a)               Selection of risks

The three main risks that may most affect the value of Braskem’s financial instruments are:

(i)       Brazilian real-U.S. dollar exchange rate

(ii)     Brazilian real-yen exchange rate

(iii)   Libor floating interest rate

For the purposes of the risk sensitivity analysis, Braskem presents the exposures to currencies as if they were independent, that is, without reflecting in the exposure to a foreign exchange rate the risks of the variation in other foreign exchange rates that could be directly influenced by it.

(b)               Selection of scenarios

In accordance with CVM Instruction No. 475/08, Braskem included three scenarios in the sensitivity analysis, one of which is probable and the other two represent adverse effects to Braskem. In the preparation of the adverse scenarios, only the impact of the variables on the financial instruments, including derivatives, and on the items covered by hedge transactions, was considered. The overall impacts on Braskem’s operations, such as the one arising from the revaluation of inventories and revenues and future costs, were not considered. Since Braskem manages its exposure to foreign exchange rate risk on a net basis, adverse effects from a depreciation of the Brazilian real in relation to the U.S. dollar can be offset by opposing effects on Braskem’s operating results.

The FOCUS survey published by the Central Bank of Brazil on December 30, 2011 was considered for the probable scenario. For the interest rate variables not considered in the FOCUS survey, the probable scenario considered was the Interbank Deposit Certificate (CDI) percentage variation. For the exchange rate variables not included in the FOCUS survey, the probable scenario considered was the U.S. dollar-real percentage variation.

For the Brazilian real-U.S. dollar exchange rate, an increase of 25% was considered for the possible adverse scenario and of 50% for the extreme scenario based on the exchange rate on December 31, 2011.

For the Brazilian real-yen exchange rate, an increase of 25% was considered for the possible adverse scenario and of 50% for the extreme scenario based on the exchange rate on December 31, 2011.

For the Libor interest rate, a decrease of 25% was considered for the possible adverse scenario and of 50% for the extreme scenario based on the Libor rate on December 31, 2011.

The sensitivity amounts in the table below are the changes in the value of the financial instruments in each scenario, except for table (e), which shows the changes in future cash flows.

Braskem S.A.

Notes to the financial statements

at December 31, 2011

All amounts in thousands of reais unless otherwise stated

(c)               Sensitivity to the Brazilian real-U.S. dollar exchange rate

The sensitivity of each financial instrument, including derivatives and items covered by them, to the variation in the Brazilian real-US dollar exchange rate is presented in the table below:

		Possible adverse	Extreme adverse
Instrument	Probable	(25%)	(50%)
Advances on exchange contracts	8,830	(32,917)	(65,834)
BNDES	27,746	(103,431)	(206,861)
Bonds	401,116	(1,495,259)	(2,990,517)
Working capital / structured operations	80,009	(298,255)	(596,509)
Raw material financing	424	(1,581)	(3,161)
Medium-Term Notes	11,159	(41,598)	(83,196)
EPP	31,512	(117,469)	(234,938)
Financial investments abroad	(49,290)	183,742	367,483
EPP debt, plus hedge, of which:
EPP debt	87,953	(327,868)	(655,735)
Swap EPP	1,295	(4,828)	(9,655)
Other swaps	44,583	(166,194)	(332,388)

(d)               Sensitivity to the Brazilian real-yen exchange rate

The sensitivity of each financial instrument, including derivatives and items covered by them, to the variation in the Brazilian real-yen exchange rate is presented in the table below:

		Possible adverse	Extreme adverse
Instrument	Probable	(25%)	(50%)
Project financing (NEXI), plus swaps, of which:
Debt (NEXI)	2,578	(9,610)	(19,219)
Swaps (NEXI)	(1,754)	6,538	13,076

(e)               Sensitivity of future cash flows to the Libor floating interest rate

The sensitivity of future interest income and expenses of each financial instrument, including derivatives and items covered by them, is presented in the table below: The figures represent the impact on financial income (expenses), taking into consideration the average term of the respective instrument.

		Possible adverse	Extreme adverse
Instrument	Probable	(25%)	(50%)
Working capital / structured operation
Raw material financing	14	(50)	(100)
EPP	1,012	(3,736)	(7,413)
EPP debt, plus hedge, of which:
EPP debt	2,826	(10,427)	(20,690)
Swap EPP	(2,826)	10,427	20,690

Braskem S.A.

Notes to the financial statements

at December 31, 2011

All amounts in thousands of reais unless otherwise stated

22                Taxes payable

	Note	2011	2010

IPI		38,654	49,721
PIS and COFINS		7,172	27,785
Income tax and social contribution		27,712	31,055
ICMS	(a)	135,131	171,308
Education, SAT and INSS			40,085
Tax debt refinancing program - Law No.11,941/09	(b)	1,669,976	1,535,458
Other		64,521	118,219
Total		1,943,166	1,973,631

Current liabilities		329,987	390,062
Non-current liabilities		1,613,179	1,583,569
Total		1,943,166	1,973,631

(a)               ICMS

The ICMS balance payable includes the amount of R$ 53,017 (2010 – R$ 59,133) related to the ICMS due on the import of equipment and parts aimed at the construction of the industrial complex of the subsidiary Riopol. This tax has been paid in six annual installments since the date of the acquisition of the assets and it is not subject to any financial charges. This benefit was granted by specific legislation of the State of Rio de Janeiro.

(b)               Tax debt refinancing program – Law No. 11,941/09

On May 27, 2009, Law No. 11.941, which establishes the conditions for the program that allows for the installment payments of federal tax debts, was enacted. These conditions include: (i) a payment term that can be as long as 180 months; (ii) reductions in fines, interest and charges that vary in accordance with the payment term; and (iii) the possibility of using the balance of income tax and social contribution tax loss carryforwards in the settlement of fines and interest. In compliance with the provision in said Law, Braskem and its subsidiaries Braskem Qpar and Braskem Petroquímica adhered to this program and paid the minimum amounts established by law until the consolidation of the tax debts.

In June 2011, the Federal Revenue Service made the program available for consolidating the debts in said refinancing program. The amount consolidated totaled R$ 1,664,907 to be paid in monthly and consecutive installments of R$ 10,678, adjusted based on the Selic rate as from that month. At December 31, 2011, the balance of R$ 1,669,976 will be paid in 154 months.

As established in said Law, Braskem will lose all the reductions of arrears charges if it fails to pay three installments, whether consecutive or not.

Braskem S.A.

Notes to the financial statements

at December 31, 2011

All amounts in thousands of reais unless otherwise stated

23                Income tax (“IR”) and social contribution (“CSL”)

23.1          Reconciliation of the effects of IR and CSL on the Company’s profit (loss)

	2011	2010	2009
Profit (loss) before IR and CSL and
participation of non-controlling interest	(874,994)	1,887,438	1,758,416

IR and CSL credit (expenses) at the rate of 34%	297,498	(641,729)	(597,862)

Permanent adjustments to the IR and social
contribution calculation basis
IR and CSL on equity in
results of investees	(651)	8,372	(18,241)
Temporary differences on CSL not previously recognized			87,282
Effects of taxes paid in installments	13,896	38,718	351,300
Deferred IR and CSL losses		282,997
Adjustments related to Law Nos. 11,638/07 and 11,941/09		(10,705)
Tax incentives (Sudene and PAT) (i)		5,479
Recognition of prior period CSL		(18,186)	(342,203)
Recognition of prior period IR and CSL			(404,400)
IR loss carryforward used to offset other taxes			(502,292)
IR and CSL recorded from previous years (ii)	73,773
Business combination effects		331,596	34,697
Other permanent differences	(26,361)	5,505	31,794
Effect of IR and CSL on results of operations	358,155	2,047	(1,359,925)

Breakdown of IR and CSL:

Current IR and CSL	(18,981)	(48,829)	(11,348)
Tax incentives (Sudene and PAT)		5,479
Prior period CSL		(18,186)	(342,203)
Current IR and CSL	(18,981)	(61,536)	(353,551)

Deferred IR and CSL	377,136	63,583	(1,006,374)
Deferred IR and CSL	377,136	63,583	(1,006,374)

Total IR and CSL	358,155	2,047	(1,359,925)

(i) PAT – Workers’ Meal Program.

(ii) Recognition of deferred income tax and social contribution on undeductible expenses from prior periods, in particular impairment losses on industrial plants that have been shut down, for which the realization of the corresponding tax assets have become probable in 2011.

Braskem S.A.

Notes to the financial statements

at December 31, 2011

All amounts in thousands of reais unless otherwise stated

23.2          Deferred IR and CSL

(a)               Breakdown of and changes in deferred IR and CSL

Deferred tax - assets	As of December 31, 2010	Impact on the result / (expense) income	Impact on the result / (decrease) increase	Installment Program MP 470	Companies acquired and consolidated	As of December 31, 2011

Tax losses and negative base	505,550	61,836		(22,239)		545,147
Goodwill amortized	117,706	(53,887)				63,821
Temporary adjustments	116,459	125,448			13,878	255,785
Adequacy Law Nos. 11,638/07 and 11,941/09	9,406	(1,427)	(2,458)			5,521
Business combination - Quattor	252,099	(13,785)				238,314
Pension plan	29,473	16,131				45,604
Deferred charges - write-off	105,992	(23,040)				82,952
Total assets	1,136,685	111,276	(2,458)	(22,239)	13,878	1,237,144

Deferred tax - liabilities	As of December 31, 2010	Impact on the result / (income) expense	Impact on the result / (increase) decrease	Installment Program MP 470	Companies acquired and consolidated	As of December 31, 2011

Adequacy Law Nos. 11,638/07 and 11,941/09	351,430	374,598				726,028
Exchange variations	645,775	(591,500)				54,275
Other temporary differences	310,604	6,136			4,293	321,033
Business combination	707,509	(40,469)				667,040
Write-off negative goodwill of Cinal	2,969	(594)				2,375
Additional indexation PP&E	182,251	(14,031)				168,220
Total liabilities	2,200,538	(265,860)			4,293	1,938,971

Braskem S.A.

Notes to the financial statements

at December 31, 2011

All amounts in thousands of reais unless otherwise stated

(b)               Realization of deferred IR and CSL

		December 31,		2013 and	2015 and	2017 and
Deferred tax - assets	Note	2011	2012	2014	2016	thereafter

Tax losses and negative base	2.19	545,147	70,726	261,364	213,057
Goodwill amortized	(i)	63,821	32,387	21,578	3,650	6,206
Temporary adjustments	(ii)	255,785	87,200	14,292	11,844	142,449
Adequacy Law Nos. 11,638/07 and 11,941/09		5,521				5,521
Business combination - Quattor	(iii)	238,314				238,314
Pension plan	(iv)	45,604				45,604
Deferred charges - write-off	(v)	82,952	22,893	38,977	21,082
Total assets		1,237,144	213,206	336,211	249,633	438,094

		December 31,		2013 and	2015 and	2017 and
Deferred tax - liabilities	Note	2011	2012	2014	2016	thereafter

Tax losses and negative base	(vi)	726,028				726,028
Exchange variations	(vii)	54,275				54,275
Other temporary differences	(viii)	321,033	32,097	64,193	63,808	160,935
Business combination	(ix)	667,040	40,469	80,938	80,938	464,695
Write-off negative of goodwill		2,375	594	1,188	593
Additional indexation PP&E	(x)	168,220	16,232	32,463	32,463	87,062
Total liabilities		1,938,971	89,392	178,782	177,802	1,492,995

 Basis for recognition and realization:

(i)         Book goodwill from merged investments, amortized before Law No. 11,638/07, which is controlled in the Taxable Income Assessment Book (LALUR). Realization based on the specific fiscal rule.

(ii)       Book expenses that are still undeductible for determining IR and CSL and the use of which will take place in subsequent periods.

(iii)      Refers to (1) tax goodwill generated in the acquisition of Quattor, and (2) amounts of contingencies recognized in the business combination of Quattor. The goodwill will be realized upon the merger of the acquired companies and of contingencies after write-offs due to settlements or reversal of the proceedings involved.

(iv)      Refers to the provision of the defined benefit plan of Petros Copesul. Realization is based on the expectation of settlement or withdrawal of sponsorship of the plan.

(v)       Amounts recognized on the deferred assets written-off due to the application of Law No. 11,638/07. Realization according to the application of the amortization rate used before the application of this law.

(vi)      Refers to goodwill based on future profitability of merged companies that have not been amortized in the books since the application of Law No. 11,638/07 (Note 17 (a)). Realization is associated with the impairment or disposal of assets related to the goodwill.

(vii)    Foreign exchange variation of assets and liabilities denominated in foreign currency accounted for under the accrual basis, which will be realized on cash basis.

(viii)   Book revenues that are not yet taxable for determining income tax and social contribution and the taxation of which will take place in subsequent periods.

(ix)      Refers to goodwill on property, plant and equipment and identifiable intangible assets arising from the business combinations of Quattor, Unipar and Petroquímica Triunfo, which is realized through the depreciation and amortization of these assets.

(x)       Refers to the adjustment of the additional indexation of property, plant and equipment, which will be realized through the depreciation of assets.

Braskem S.A.

Notes to the financial statements

at December 31, 2011

All amounts in thousands of reais unless otherwise stated

24                Sundry provisions

	Note	2011	2010

Provision for costumers bonus	(a)	13,577	21,538
Provision for recovery of environmental damages	(b)	36,777	36,282
Judicial and administrative provisions	(c)	266,302	330,807
Other		5,067	6,240
Total		321,723	394,867

In current liabilities		23,629	32,602
In non-current liabilities		298,094	362,265
Total		321,723	394,867

(a)               Provision for costumer bonus

Some sales agreements of Braskem provide for a rebate, in products, should some sales volumes be achieved within the year, six-month period or three-month period, depending on the agreement. The rebate is monthly recognized in a provision, assuming that the minimum contractual amount will be achieved. As they are recognized based on contracts, the provisions are not subject to significant uncertainties with respect to their amount or settlement.

(b)               Provision for recovery of environmental damages

Braskem has a provision for future expenses for the recovery of environmental damages in some of its industrial plants. The term estimated, which are measured at present value, is five years.

(c)               Judicial and administrative provisions

As presented below, Braskem maintains a provision for legal and administrative proceedings against the Company, for which the chances of loss are considered probable, and tax claims against Quattor, for which the chances of loss are considered possible on April 30, 2010, date on which the control of Quattor was acquired.

	Note	2011	2010

Labor claims	(c.1)	36,718	33,302

Tax claims	(c.2)
Income tax and social contribution	(i)	27,753	25,021
PIS and COFINS	(ii)	30,354	27,195
ICMS - interstate purchases	(iii)	73,457	125,357
ICMS - other	(iv)	52,518	47,052
Other		38,197	58,104

Societary claims and other		7,305	14,776
		266,302	330,807

Braskem S.A.

Notes to the financial statements

at December 31, 2011

All amounts in thousands of reais unless otherwise stated

(c.1)     Labor claims

On December 31, 2011, the Company is involved in 531 labor claims, including occupational health and security cases, in the total amount of R$ 117,722. The Company’s legal advisors estimate that the term for the termination of these types of claims in Brazil exceeds five years.

The estimates related to the outcome of proceedings and the possibility of future disbursement may change in view of new decisions in higher courts. The Company’s management believes that the chances of increasing the amount of the existing provision is remote.

The Company has a judicial deposit that will be used to settle possible unfavorable decisions (Note 12).

(c.2)     Tax claims

On December 31, 2011, Braskem has recognized a provision in the amount of R$ 38,197 for claims from the Brazilian tax authorities and the chances of loss for which are considered probable. On the same date, the Company has recognized a provision in the amount of R$ 184,082 for these claims arising from the business combination of Quattor (Note 5.2) and the chances of loss for which are considered possible.

The Company’s external legal advisors believe that the estimates related to the outcome of the claims and the possibility of future disbursement may change in view of the following: (i) the Federal Supreme Court or the Superior Court of Justice deciding in a similar case involving another company, adopting a final interpretation of the matter and, consequently, advancing the termination of the claims involving the Company, without any disbursement or implying a disbursement lower than that assessed; and (ii) programs encouraging the payment of the debts, such as the REFIS (refinancing program) implemented at the Federal level, in favorable conditions that may lead to a disbursement that is lower than the one that is currently recognized in the provision.

On December 31, 2011, the main tax claims for which the Company maintains a provision are the following:

(i)                 IR and CSL

The subsidiary Braskem Petroquímica is assessed for the payment of IR and CSL on the foreign exchange variation in the account of investments in foreign subsidiaries in 2002. On December 31, 2011, the amount involved is R$ 110 million. The amount of the provision recognized is based on the estimate of disbursement made by an external legal advisor taking into consideration the case law on the matter at the administrative and judicial levels.

There is no judicial deposit or other type of guarantee for this claim and the Company’s management expects this case to be terminated by 2015.

Braskem S.A.

Notes to the financial statements

at December 31, 2011

All amounts in thousands of reais unless otherwise stated

(ii)               PIS and COFINS

The subsidiary Braskem Petroquímica is assessed for the payment of these taxes in many claims, such as:

•                non-payment of COFINS for the period from March 1999 to December 2000, from February 2001 to March 2002, from May 2002 to July 2002 and September 2002;

•                undue offset of credit arising from the additional 1% to the rate of COFINS;

•                offset with credits from PIS – Decree-Laws No. 2,445 and No. 2,449;

•                omission in the calculation basis of income arising from foreign exchange variations on assets, determined as a result of successive reductions in the capital of Suzanopar Petroquímica Ltda.

On December 31, 2011, the total amount involved in these claims is R$ 89 million. The amount of the provision recognized is based on the estimate of disbursement made by an external legal advisor taking into consideration the case law on the matters at the administrative and judicial levels. Guarantees were offered for these claims in the form of bank guarantee and finished products manufactured by Braskem Petroquímic, which, together, cover the amount of the claims. The Company’s management estimates that these cases should be terminated by 2020.

(iii)             ICMS – interstate purchases

In 2009, the subsidiary Braskem Qpar was assessed by the Finance Department of the State of São Paulo for the payment of ICMS in view of:

•                undue use of tax credits in the periods from February 2004 to August 2005, November 2005 to February 2006, and September 2006 to January 2008, arising from the bookkeeping of credits that were unduly presented in the sales invoices of products acquired from another company, since the operations were aimed at the export of the products and, as such, they would not be subject to ICMS;

•                issue of invoices without registering the shipment of the goods from its facilities for storage;

•                non-presentation of the tax documents requested by inspection authorities.

On December 31, 2011, the adjusted amount involved is R$ 350 million. The amount of the provision recognized is based on the estimate of disbursement made by an external legal advisor taking into consideration the case law on the matters at the administrative and judicial levels. Management estimates that this case should be terminated by 2019.

There are no assets deposited or recorded by the Company with respect to this case.

Braskem S.A.

Notes to the financial statements

at December 31, 2011

All amounts in thousands of reais unless otherwise stated

(iv)             ICMS – sundry violations

The subsidiary Braskem Qpar was assessed by the Finance Department of the State of São Paulo for the payment of ICMS in view of the following alleged violations:

•                undue tax credit and issue of invoices in the periods between 2004 and 2005, without the effective shipment of the goods; and

•                non-payment of tax in the period from 2002 and 2004 when carrying out interstate sale operations to taxpayers located in another state but the goods never left the State of São Paulo.

On December 31, 2011, the total amount involved in these claims is R$ 131 million. The amount of the provision recognized is based on the estimate of disbursement made by an external legal advisor taking into consideration the case law on the matters at the administrative and judicial levels. The Company’s management estimates that these cases should be terminated by 2020. There is no judicial asset or any other type of guarantee for these cases.

(d)               Changes in provisions

The changes in provisions are as follows:

		Recovery of
		environmental	Legal
	Bonus	damage	provisions	Other	Total

January 1,2009	18,753	51,168	75,296		145,217
Additions	18,126	35,784	15,604		69,514
Write-offs through usage and payments	(26,034)	(29,155)	(327)		(55,516)
Monetary adjustment			3,829		3,829
December 31, 2009	10,845	57,797	94,402		163,044

Additions	44,680	727	3,153	6,240	54,800
Additions trough mergers			233,029		233,029
Write-offs through usage and payments	(33,987)	(22,242)	(3,368)		(59,597)
Monetary adjustment			3,591		3,591
December 31, 2010	21,538	36,282	330,807	6,240	394,867

Additions	33,452	16,542	3,539	3,136	56,669
Write-offs through usage and payments	(41,413)	(16,047)	(27,015)	(4,867)	(89,342)
Monetary adjustment, net			(31,874)	558	(31,316)
Compensation			(9,155)		(9,155)
December 31, 2011	13,577	36,777	266,302	5,067	321,723

Braskem S.A.

Notes to the financial statements

at December 31, 2011

All amounts in thousands of reais unless otherwise stated

25           Long-term incentive

A long-term non-share-based incentive plan was approved at the Shareholders’ Meeting held in September 2005, under which the participants designated annually by management can acquire securities issued by the Company that are called “Investment Units”. The objective of the plan is, among others, to align the interests of participants in the creation of long-term value with those of shareholders, help participants develop a sense of ownership and motivate the vision and commitment of participants to long-term results.

The investment unit does not give its holder rights as a shareholder of Braskem, or any other rights or privileges that are inherent to shareholders, in particular voting rights and other political rights.

On an annual basis, the Board of Directors approves the eligible participants, the quantity of Investment Units to be issued, the percentage of the Company’s consideration for the participants’ acquisition and the number of units offered per participant. The acceptance by the participant implies cash payment of the amount attributed to the participant and the execution of the unit purchase agreement, with Braskem being responsible for issuing the respective Certificate of Investment Units.

The Investment Unit is issued in the first half of each year and its value is annually adjusted based on the average price of the Company’s class A preferred share at the closing of the trading sessions of the São Paulo Stock Exchange (BM&FBovespa) from October to March. In addition to the change in its par value, the Investment Unit yields the same as the dividend and/or interest on capital distributed by Braskem.

There are three types of Investment Units:

•   unit acquired by the participant, called “Alpha”;

•   unit received by the participant from Braskem as a consideration, called “Beta”;

•   unit received by the participant as earnings, called “Gama”.

The Investment Unit (and its related certificate) is issued in its holder’s name and can be sold only to Braskem by means of redemption, according to the following conditions:

•   as from the 5th year, after the first acquisition, the acquirer can redeem up to 20% of the accumulated balance of investment units; and

•   as from the 6th year, redemption is limited to 10% of the accumulated balance.

The changes in the number and amount of Investment Units at December 31, 2011 and 2010 are as follows:

	Investment unit Alpha		Investment unit Beta
	Quantity	Amount	Quantity	Amount

December 31, 2010	672,753	8,699	665,268	5,743
Conversion from IU's Gama to Alpha	19,475	349
Update of nominal amount		4,346		2,002
Redemption	(153,250)	(2,965)	(153,073)	(2,962)
December 31, 2011	538,978	10,429	512,195	4,783

Braskem S.A.

Notes to the financial statements

at December 31, 2011

All amounts in thousands of reais unless otherwise stated

26                Private pension plans

The actuarial obligations relating to the pension and retirement plans are recorded in conformity with and IAS 19.

26.1          Defined contribution plans

(a)               ODEPREV

The Company maintains a defined contribution plan for its employees managed by ODEPREV, a private pension plan entity created by Odebrecht. ODEPREV offers its participants, which are employees of the sponsoring companies, an optional defined contribution plan in which monthly and additional participant contributions and monthly and annual sponsor contributions are made to individual pension savings accounts.

At December 31, 2011, the number of active participants in ODEPREV totals 5,259 (2010 – 3,468). The contributions made by the Company in the year amounted to R$ 13,873 (2010 - R$ 11,315) and the contributions made by the participants amounted to R$ 39,927 (2010 - R$ 25,515). As from January 2011, the process for the integration of the employees of the subsidiaries Braskem Qpar, Braskem Petroquímica, Ripol and Quantiq in the ODEPREV plan began.

(b)               Triunfo Vida

Braskem, due to the merger of Triunfo, became a sponsor of Triunfo Vida. On May 31, 2010, the Company requested to withdraw its sponsorship of this plan and the contributions were suspended in June 2010. The contributions of the Company and participants until June 2010 totaled R$ 126 and R$ 197, respectively.

In 2011, the withdrawal process followed its course with the submittal of the withdrawal documents and calculations to the regulatory agency, PREVIC – National Superintendency of Supplementary Pension Plan (“PREVIC”). As established by regulation, PREVIC is conducting a technical analysis that precedes the approval of the sponsorship withdrawal process.

The Company does not expect any additional disbursement in the withdrawal process.

Braskem S.A.

Notes to the financial statements

at December 31, 2011

All amounts in thousands of reais unless otherwise stated

26.2          Defined benefit plans

(a)               PETROS - Fundação Petrobras de Seguridade Social ("PETROS")

•                    PETROS Copesul Plan

Braskem and part of the employees of the merged company Copesul make contributions as sponsors of PETROS in a defined benefit retirement and pension plan.

At December 31, 2011, the number of active participants in this plan totals 244 (2010 – 293). The contributions of the Company and participants were made only until 2010 and amounted to R$ 1,160 and R$ 944, respectively.

As mentioned above, the PETROS charter and applicable legislation determine that, in the event of insufficient technical reserves, both the sponsor and participants are required to contribute with additional amounts, otherwise the plan benefits will be adjusted to the available funds.

•                    PETROS PQU Plan

With the acquisition of Quattor in April 2010, the Company became responsible for the supplementary defined benefit pension plan called Petros PQU. Quattor had already been in the process for withdrawing its sponsorship since September 2009 when it determined the base date for the withdrawal and suspended its contributions to the plan.

In 2011, the withdrawal process followed its course with the submittal of the withdrawal documents and calculations to PREVIC and the beginning of the technical analysis that should finish with the approval of the withdrawal process. The calculation of the mathematical reserves of the participants was completed in February 2010. Due to the plan’s surplus, no provision is necessary in the Company’s financial statements.

(b)               Fundação Francisco Martins Bastos – (“Francisco Martins Bastos Foundation”)

The Company, due to the merger of Ipiranga Petroquímica S.A., became a sponsor of the Francisco Martins Bastos Foundation - FFMB, a supplementary private pension entity, whose purpose is the management and execution of a defined benefit pension plan for the former employees of the Ipiranga Group.

In June 2009, the Company formally requested its withdrawal from the sponsorship of the benefit plan and related amendments as from the 30th of that month to FFMB in accordance with the provisions in the Foundation's bylaws. The calculation of the mathematical reserves of participants was completed in November 2009. In the same month, the withdrawal request was filed with PREVIC, which approved it on December 16, 2010 and, due to the plan surplus, no additional contribution was required in the settlement process.

(c)               Novamont – Braskem America

On April 1, 2010, with the acquisition of Sunoco Chemicals, Braskem America became the sponsor of Novamont, which is a defined benefit plan of the employees of the plant located in the State of West Virginia.

At December 31, 2011, the number of active participants in Novamont totals 73 (2010 – 70). In 2011 and 2010, no contributions were made by the Company and participants.

Braskem S.A.

Notes to the financial statements

at December 31, 2011

All amounts in thousands of reais unless otherwise stated

(d)               Braskem Germany defined benefit plan

On October 3, 2011, with the acquisition of the polypropylene business from Dow Chemical, Braskem Germany became the sponsor of the defined benefit plan of the employees of the plant located in that country.

At December 31, 2011, the number of active participants totals 96. In 2011, no contributions were made by Braskem Germany and participants.

26.2.1    Breakdown and changes in the balances of defined benefit private pension plans

The amounts recognized for defined benefit pension plans are as follows:

	2011	2010
Actuarial asset recorded with
Novamont Braskem America (i)		270
		270

Actuarial liabilities recorded with
Novamont Braskem America	821
Petros	134,506	110,744
Braskem Alemanha	14,248
RPR		12,773
	149,575	123,517

(i)         This amount is part of the balance of “other receivables” in non-current assets.

The amounts recognized in the balance sheet are as follows:

	2011	2010

Benefit obligations	(780,561)	(680,010)
Fair value of plan assets	589,116	541,761
Funded status of the plan	(191,445)	(138,249)
Past service cost not recognized	4,182	5,939
Actuarial gains	37,688	22,686
Net balance parent company and subsidiaries	(149,575)	(109,624)
Net balance of jointly-controlled subsidiaries		(13,623)
Consolidated net balance	(149,575)	(123,247)

In current asset		270
In non-current liability	(149,575)	(123,517)
	(149,575)	(123,247)

Braskem S.A.

Notes to the financial statements

at December 31, 2011

All amounts in thousands of reais unless otherwise stated

The changes in the obligations of the defined benefit plans in the year are presented below:

	2011	2010	2009
Change in defined benefit obligations
Balance at beginning of year	680,010	563,058	1,155,141
Acquisition of company 26.2 (c) (d)	13,661	695,302
Current service cost	7,309	77,812	5,423
Interest cost	70,480	64,444	52,471
Special retirement	278
Benefits paid	(41,379)	(107,509)	(30,438)
Change of plan	1,026
Actuarial losses	46,951	215,000	(27,320)
Other revenue		(41)
Plan settlement			(494,299)
Plan curtailment 26.2 (a)		(828,056)	(97,920)
Exchange variation	2,225
Balance at the end of the year	780,561	680,010	563,058

The changes in the fair value of the benefit plan’s assets in the periods presented are as follows:

	2011	2010	2009
Change in fair value of plan assets
Balance at beginning of the year	541,761	512,143	1,046,500
Acquisition of company	632	878,198
Actual return on plan assets	83,781	275,440	110,132
Employer contributions		2,526	6,202
Employee contributions	2,955	9,180	6,903
Current expenses	(35)	(42)
Benefits paid	(42,140)	(107,509)	(30,438)
Plan settlement			(524,300)
Plan curtailment		(1,028,175)	(102,856)
Exchange variation	2,162
Balance at the end of the year	589,116	541,761	512,143

 The amounts recognized in the income statement are:

	2011	2010	2009
Amounts recognized in the income statement
Current service cost	(7,309)	(8,358)	(14,753)
Interest cost	(70,480)	10,037	(63,405)
Expected return on plan assets	54,720	(35,600)	59,384
Amortization of actuarial gains	(32)	(153,293)	(547)
Amortization of unrecognized service cost	(2,783)	(2,783)	(2,783)
Employee contributions		2,526	1,619
Charges on special retirement	(278)
Plan curtailment		173,117	21,071
	(26,162)	(14,354)	586

The amounts recognized in the income statement related to the changes in the defined benefit pension plans are presented in Braskem’s operating profit (loss).

Braskem S.A.

Notes to the financial statements

at December 31, 2011

All amounts in thousands of reais unless otherwise stated

The main actuarial assumptions used were the following:

	Percentage (%)
	2011			2010
		United			United
	Brazil	States	Germany	Brazil	States

Discount rate	6.00	5.70	5.75	6.00	6.00
Inflation rate	4.50	3.00	n/a	4.50	3.00
Expected return on plan assets	10.50	1.00	n/a	10.50	1.00
Rate of increase in future salary levels	4.50	n/a	3.00	4.50	n/a
Rate of increase in future pension plan	4.50	n/a	2.25	4.50	n/a

The breakdown of the plan’s net assets classified based on the fair value hierarchy is as follows:

	Percentual (%)
	2011				2010
	Level 1	Level 2	Level 3	Total	Level 1	Level 2	Level 3	Total

Investment fund - equity	39.41			39.41	26.73			26.73
Receivables	18.68			18.68
Government debt securities	12.78			12.78	13.11			13.11
Shares	14.17			14.17	19.34			19.34
Real estate			5.57	5.57			5.41	5.41
Investment fund - fixed income	4.93			4.93	30.70			30.70
Debt securities		1.01	0.47	1.47		1.07	0.01	1.08
Other assets	1.98			1.98	2.27			2.27
Loans			1.02	1.02			1.36	1.36
Fair value of plan assets	91.9	1.0	7.0	100.0	92.2	1.1	6.8	100.0

The defined benefit plan’s assets of Petros consist mainly of National Treasury Notes (NTN), fixed-income and variable-income investment funds, variable-income funds managed by large financial institutions and investments in shares of large domestic companies.

The assets of the defined benefit plan of Novamont are composed of quotas of funds in fixed income.

The defined benefit plan of Braskem Germany is a non-contribution plan, that is, the contributions of the sponsor are managed and recorded directly by the Company and this type of plan is allowed by legislation of that country. On December 31, 2011, the balance of the fair value of the plan’s assets is only composed of contributions made by participants.

27                Advances from customers – non-current

On December 31, 2011, the balance of this account includes the advance of R$ 140,685 (US$ 75 million) made by a foreign customer for the acquisition of butadiene between February 2013 and December 2016.

Braskem S.A.

Notes to the financial statements

at December 31, 2011

All amounts in thousands of reais unless otherwise stated

28                Contingencies

The Company is a party to labor and social security, tax, civil and corporate claims for which the chances of loss was considered possible and for which no provision has been recognized, in accordance with the breakdown and estimate below:

	Note	2011

Labor claims	(a)	768,022
Tax claims	(b)	3,455,777
Other lawsuits	(c)	416,321
Total		4,640,120

(a)               Labor

On December 31, 2011, the Company is involved in 1,403 indemnity and labor claims for which the chances of loss are considered possible. Among these claims are:

(a.1)    In the second quarter of 2005, the Union of Workers in the Petrochemical and Chemical Industries in Triunfo (State of Rio Grande do Sul) lodged a number of class actions claiming overtime payment. For part of these actions, for which the claims amount to R$ 86,479, the chances of a loss are considered possible. For the remaining actions in progress, for which the claims amount of R$ 641,854, the chances of a loss are considered remote.

All actions in progress are with the Superior Labor Court and Management expects them to be judged by 2013.

One of these actions was awarded a final and unappealable decision in favor of the Company.

There are judicial deposits related to these claims.

(a.2)    In the third quarter of 2010, the Union of Workers in the Petrochemical and Chemical Industries in Triunfo (State of Rio Grande do Sul) filed class actions claiming the payment of overtime referring to work breaks and integration into base salary of the remunerated weekly day-off amounting to R$ 255,048.

The proper defenses were presented for these actions and the Company, based on the opinion of the external legal advisors, does not expect losses arising from the outcome of these proceedings. The chances of loss are considered possible.

The claims are in the fact finding and appeals phase and they are expected to be granted a final and unappealable decision in the last quarter of 2013.

There are judicial deposits related to these claims.

Braskem S.A.

Notes to the financial statements

at December 31, 2011

All amounts in thousands of reais unless otherwise stated

(b)               Tax

On December 31, 2011, the Company is involved in many proceedings with the Brazilian tax authorities and the chances of loss are considered possible based on the estimate and opinion of its external advisors.

Braskem’s external legal advisors believe that the estimates related to the outcome of the claims and the possibility of future disbursement may change in view of the following: (i) the Federal Supreme Court or the Superior Court of Justice deciding in a similar case involving another company, adopting a final interpretation of the matter and, consequently, advancing the termination of the claims involving the Company, without any disbursement or implying a disbursement lower than that assessed; and (ii) programs encouraging the payment of the debts, such as the REFIS (refinancing program) implemented at the Federal level, in favorable conditions that may lead to the adherence of the Company to these programs.

On December 31, the main tax contingencies are the following:

(b.1)    ICMS - reduction in calculation basis

In 2010, the Company was assessed by the Finance Department of the State of Bahia for the payment of ICMS in view of the perpetration of many violations. Most of the demands are based on the fact that the Company shipped goods and reduced the tax calculation basis without having made the proportional reversal of the tax credit from the acquisitions of the goods used in the manufacturing process. On December 31, 2011, the adjusted amount involved is R$ 500 million.

The Company’s legal advisors estimate that: (i) the judicial proceeding is expected to be terminated in 2020; and (ii) in the event of an unfavorable decision to the Company, which is not expected, this contingency could be settled for up to 50% of the amount in dispute. This estimate is based on the probability of success of the Company’s defense theory taking into consideration the case law at the administrative and judicial levels.

There are no assets deposited or recorded by the Company with respect to this case.

(b.2)    ICMS - sundry

The Company is involved in many ICMS collection claims that became relevant because they are the subject matter of repeated assessment notices drawn up mainly by the Finance Department of the State of Bahia and Alagoas. On December 31, 2011, the adjusted amounts involved of these claims total R$ 700 million and the objects of the claims include the following matters:

•           ICMS credit on the acquisition of assets that are considered by the Revenue Services as being of use and consumption. The Revenue Service understands that the asset has to be a physically integral part of the final product to give rise to a credit. Most of the products do not so, but the Judiciary branch has a precedent that says that the asset must be an integral part of the product or be consumed in the production process.

•           ICMS credit arising from the acquisition of assets to be used in property, plant and equipment, which is considered by the Revenue Services as not being related to the production activity, such as laboratory materials, construction of warehouses, security equipment, etc.

•           transfer of goods for an amount lower than the production cost;

Braskem S.A.

Notes to the financial statements

at December 31, 2011

All amounts in thousands of reais unless otherwise stated

•           omission of the entry or shipment of goods based on physical count of inventories;

•           lack of evidence that the company exported goods so that the shipment of the goods is presumably taxed for the domestic market;

•           fines for the failure to register invoices;

•           ICMS credit on transportation services with CIF clause without having evidence that it used the transportation service.

The Company’s legal advisors estimate that: (i) the judicial proceedings are expected to be terminated in 2020, and (ii) in the event of an unfavorable decision to the Company, which is not expected, this contingency could be settled for up to 40% of the amount in dispute. This estimate is based on the probability of success of the Company’s defense theory taking into consideration the case law at the administrative and judicial levels.

There are no assets deposited or recorded by the Company with respect to these cases.

(b.3)    COFINS - sundry

The Company is involved in collection actions related to COFINS in which the use, by the Company, of certain tax credits to determine and pay this tax is under discussion. These credits arise from (i) legal actions; and (ii) income tax prepayments.

On December 31, 2011, the adjusted amounts involved of these assessments total R$ 182 million.

The Company’s external legal advisors estimate that: (i) the judicial proceedings are expected to be terminated in 2018; and (ii) in the event of an unfavorable decision to the Company, which is not expected, this contingency could be settled for up to 50% of the amount in dispute. This estimate is based on the probability of success of the Company’s defense theory taking into consideration the case law at the administrative and judicial levels.

The Company offered assets in guarantee that cover the amount involved in these claims.

Braskem S.A.

Notes to the financial statements

at December 31, 2011

All amounts in thousands of reais unless otherwise stated

(b.4)    Income tax - BEFIEX

The Company was assessed by the Federal Revenue Service for the payment of income tax for the calendar year 2001 since the existence of the negative balance declared by Braskem was questioned. The plaintiff notes that the Company determined a lower taxable income in view of the undue offset, in full, of tax losses based on the Export Special Program – BEFIEX after the period of effectiveness of the program. The use of an income tax reduction benefit of 37.5% is also being questioned but the right to such benefit has not been proved. On December 31, 2011, the adjusted amount involved is R$ 63 million.

The Company’s legal advisors estimate that: (i) the judicial proceeding is expected to be terminated in 2019, and (ii) in the event of an unfavorable decision to the Company, which is not expected, this contingency could be settled for up to 70% of the amount in dispute. This estimate is based on the probability of success of the Company’s defense theory taking into consideration the case law at the administrative and judicial levels.

There are no assets deposited or recorded by the Company with respect to these cases.

(b.5)    IPI – presumed credit

The Company is involved in tax assessments that question the undue use of presumed IPI credit as a way to offset the payment of PIS and COFINS levied on the acquisitions of raw materials, intermediate products and packaging material used in the industrialization of exported products. The Revenue Service understands that only the products that have been in contact with or have a direct influence on the final product provide for the right to the presumed credit. The Judicial branch understands that the products that give rise to the right to the credits are those that (i) are incorporated into the final product; or (ii) are immediately and completely consumed in the production process. On December 31, 2011, the adjusted amount involved of these assessments is R$ 90 million.

The Company’s legal advisors estimate that: (i) the judicial proceeding is expected to be terminated in 2020; and (ii) in the event of an unfavorable decision to the Company, which is not expected, this contingency could be settled for up to 60% of the amount in dispute. This estimate is based on the probability of success of the Company’s defense theory taking into consideration the case law at the administrative and judicial levels.

There are no assets deposited or recorded by the Company with respect to these cases.

(c)               Other court disputes involving the Company and its subsidiaries

(c.1)     Civil

The Company is the defendant in civil lawsuits filed by the owner of a former distributor of caustic soda and by the shipping company that provided services to this former distributor, which, at December 31, 2011, totaled R$ 30,540. The claimants seek indemnity for damages related to the alleged non-performance of the distribution agreement by the Company. Management's evaluation, supported by the opinion of its external legal advisors who are responsible for the cases, is that the lawsuits will possibly be dismissed within a period of 8 years.

There are judicial deposits related to these claims.

Braskem S.A.

Notes to the financial statements

at December 31, 2011

All amounts in thousands of reais unless otherwise stated

(c.2)     Corporate

Some shareholders of preferred shares acquired with incentives filed lawsuits, originally against Copene, the former name of the Company, and against the merged companies Nitrocarbono, OPP Química, Salgema, Trikem, Polialden and Politeno. They claim a share in the profit remaining after the payment of priority dividends on the same basis as the common shareholders, in addition to the right to vote in shareholders' meetings until the distribution of dividends in the desired conditions is reestablished. The amount involved in the lawsuits for which there is a possibility of loss is R$ 14,093. Since the lawsuits are in different phases, the Company’s external legal advisors are not able to estimate when these proceedings are expected to be terminated.

There are judicial deposits related to these claims.

(c.3)     Social security

The Company is a party to 85 administrative and judicial proceedings concerning social security matters, which total approximately R$ 205,684 at December 31, 2011, as adjusted by the Selic rate.

The Company's management, based on the opinion of its external legal advisors, who consider that the chances of success in all these proceedings are possible, understands that no amount is due with respect to these assessments and, for this reason, no provision was recognized to this end. The Company’s external legal advisors were not able to estimate when these proceedings are expected to be terminated. Additionally, management believes that is not possible to estimate the amount of disbursement to cover a possible unfavorable decision to the Company.

29                Equity

(a)               Capital

At December 31, 2011, the Company's subscribed and paid up capital amounts to R$ 8,043,222 and comprises 801,665,617 shares with no par value divided into 451,669,063 common shares, 349,402,736 class A preferred shares, and 593,818 class B preferred shares.

The Company's Extraordinary Shareholders’ General Meeting held on February 25, 2010 approved a capital increase, regardless of changes in the bylaws, up to the limit of 1,152,937,970 shares, divided into: 535,661,731 common shares, 616,682,421 class A preferred shares and 593,818 class B preferred shares. The amount of preferred shares without voting rights or with restricted voting rights may not exceed the limit of two thirds of the Company's total capital.

On April 14, 2010, the Company's Board of Directors approved a capital increase in the form of private subscription through the issue of 259,904,311 shares, of which: 243,206,530 of which are common shares and 16,697,781 are class A preferred shares with an issue price of R$ 14.40 per share, totaling R$ 3,742,622. The amount of R$ 1,363,880 was credited to the capital reserve account and R$ 2,378,742 to the capital account, which increased from R$ 5,473,181 to R$ 7,851,923, comprising 780,832,465 shares divided into 433,668,976 common shares, 346,569,671 class A preferred shares and 593,818 class B preferred shares.

The Extraordinary General Shareholders’ Meeting held on June 18, 2010 approved the merger of Quattor shares by Braskem. This merger resulted in the issue of 18,000,087 common shares, amounting to R$ 199,356, R$ 164,744 of which was allocated to the capital account and R$ 34,612 to the capital reserve account. As a result, the Company's capital increased from R$ 7,851,923 to R$ 8,016,667.

Braskem S.A.

Notes to the financial statements

at December 31, 2011

All amounts in thousands of reais unless otherwise stated

The Extraordinary General Shareholders’ Meeting held on August 30, 2010 approved the merger of Riopol shares by Braskem. This merger resulted in the issue of 2,434,890 class A preferred shares amounting to R$ 103,087, R$ 22,285 of which was allocated to the capital account and R$ 80,802 to the capital reserve account. As a result, the Company's capital increased from R$ 8,016,667 to R$ 8,038,952.

The Extraordinary General Shareholders’ Meeting held on December 27, 2010 approved the merger of Quattor Petroquímica shares by Braskem. This merger resulted in the issue of 398,175 class A preferred shares amounting to R$ 4,270 which was allocated to the capital account. As a result, the Company's capital increased from R$ 8,038,952 to R$ 8,043,222.

(b)               Share rights

Preferred shares carry no voting rights but they ensure priority, non-cumulative annual dividend of 6% of their unit value, according to profits available for distribution. The unit value of the shares is obtained through the division of capital by the total number of outstanding shares. Only class A preferred shares will have the same claim on the remaining profit as common shares and will be entitled to dividends only after the priority dividend is paid to preferred shareholders. Only class A preferred shares also have the same claim as common shares on the distribution of shares resulting from capitalization of other reserves. Only class A preferred shares can be converted into common shares upon resolution of majority voting shareholders present at a General Meeting. Class B preferred shares can be converted into class A preferred shares at any time, at the ratio of two class B preferred shares for one class A preferred share, upon a simple written request to the Company, provided that the non-transferability period provided for in specific legislation that allowed for the issue and payment of such shares with tax incentive funds has elapsed.

In the event of liquidation of the Company, class A and B preferred shares will have priority in the reimbursement of capital.

Shareholders are entitled to receive a mandatory minimum dividend of 25% on profit for the year, adjusted under Brazilian Corporate Law.

(c)               Capital reserve – tax incentives

The balance of this reserve mainly comprises the income tax deduction benefit determined before the base period of 2006 (Note 32(a)). After the adoption of Laws No. 11,638/07 and 11,941/09, as from January 1, 2007, the income tax benefit started to be recorded in the income statement in the revenue reserves account as proposed by management and approved at the General Shareholders’ Meeting. Regardless of the change introduced by Laws No. 11,638/07 and 11,941/09, this tax incentive can be used only for capital increase or absorption of losses.

(d)               Legal reserve

Under Brazilian Corporate Law, the Company must transfer 5% of net profit for the year, determined in accordance with the accounting practices adopted in Brazil, to a legal reserve until this reserve is equivalent to 20% of the paid-up capital. The legal reserve can be used for capital increase or absorption of losses.

Braskem S.A.

Notes to the financial statements

at December 31, 2011

All amounts in thousands of reais unless otherwise stated

(e)               Unrealized profit reserves

This reserve was established based on unrealized profits in accordance with items I and II, paragraph 1 of Article 197 of Law No. 6,404/76, which states that in the fiscal year that the distributable dividends exceed the amount of profits, which generated cash inflows to the Company, the General Stockholders’ Meeting may, upon proposal of the board, attribute such excess to “unrealized profit reserves”. Under the terms of the Law No 6,404/76, this reserve should only be used to (i) absorb losses; and (ii) to pay dividends.

At the end of 2011, the Company used R$ 979,048 of the balance of this reserve to (i) absorb part of the accumulated deficit of 2011, amounting to R$ 496,455; and (ii) propose the payment of dividends, amounting to R$ 482,593 (Note 29(h.2)). On December 31, 2011, the balance of this reserve is R$ 16,457.

(f)                Treasury shares

     The breakdown of treasury shares is as follows:

	2011	2010
Quantity
Common shares	411	411
Preferred shares class "A" (i)	2,697,016	2,660,818
	2,697,427	2,661,229

Amount (R$ thousand)	60,217	59,271

(i)       In the consolidated financial statements as of December 31, 2011 and 2010, the Company recorded the amount of R$ 48,892 within "treasury shares," corresponding to 1,154,758 class A preferred shares issued by Braskem and held by the subsidiary Braskem Petroquímica. These shares were received by Braskem Petroquimica as a result of the merger of Riopol shares by Braskem (Note 1 (b.1 (ix)).

On December 31, 2011, the total amount of treasury shares, calculated based on the closing trading price of BM&FBovespa, is R$34,522 (2010 – R$54,201).

In 2010 and 2011, the events that resulted in the increase of the number of treasury shares were the following:

•      The Extraordinary General Shareholders’ Meeting held on August 30, 2010 approved the merger of Riopol shares by Braskem. As a result, some holders of 411 common shares of Braskem exercised their right to withdraw. The reimbursement of these shares corresponded to the carrying amount of the share in accordance with the balance sheet as of December 31, 2009 of R$ 9.15237722 per share, totaling R$ 3.

•      In January 2011, the Company repurchased 36,198 class A preferred shares for the amount of R$ 946 arising from the right of non-controlling shareholders to withdraw from Braskem Petroquímica due to the merger of its shares into Braskem, which was approved by the shareholders on December 27, 2010.

Braskem S.A.

Notes to the financial statements

at December 31, 2011

All amounts in thousands of reais unless otherwise stated

(g)               Program for the repurchase of shares in progress

On August 26, 2011, Braskem’s Board of Directors approved a new program for the repurchase of shares to be effective between August 29, 2011 and August 28, 2012 through which the Company may acquire up to 12,162,504 class A preferred shares at market price. The shares may be acquired by the Company or financial institutions contracted for this purpose.

The program, which was approved by the Brazilian Securities Commission (“CVM”), provides that even if they are in the possession of financial institutions, the shares repurchased in the ambit of the program will not be entitled to the dividends proposed by the Company.

Until the end of the program, Braskem will acquire from the financial institutions, at market price, the shares acquired by them, which is when they will be recorded by the Company as “treasury shares”.

By December 31, 2011, 1,405,400 shares had been repurchased by financial institutions for the amount of R$ 19,830 at a weighted average cost of R$ 14.11 (minimum cost of R$ 13.26 and maximum of R$ 15.15). The average market value of these shares at December 31, 2011 is R$ 17,989.

Additionally, during the term of the program, the shares repurchased by financial institutions will be excluded from the calculation basis of earnings (loss) per share since, in essence, they are treasury shares and, for this reason, they are not subject to this calculation.

(h)               Dividends proposed and appropriation of profit

Under the Company’s bylaws, profit for the year, adjusted according to Law No. 6,404/76, is appropriated as follows:

(i)       5% to a legal reserve, which must not exceed 20% of capital;

(ii)     25% to pay for mandatory, non-cumulative dividends, provided that the legal and statutory advantages of the Class A and B preferred shares are observed. When the amount of the priority dividend paid to class A and B preferred shares is equal to or higher than 25% of profit for the year calculated under Article 202 of Corporate Law, it is the full payment of the mandatory dividend. Any surplus remaining after the payment of the priority dividend will be used to:

•      pay dividends to common shareholders up to the limit of the priority dividends of preferred shares;

•      if there still is any surplus, distribute additional dividends to common shareholders and class A preferred shareholders so that the same amount of dividends is paid for each common share or class A preferred share.

Braskem S.A.

Notes to the financial statements

at December 31, 2011

All amounts in thousands of reais unless otherwise stated

(h.1)    Appropriation of profit for 2010

On April 29, 2011, the Ordinary General Shareholders’ Meeting approved the payment of dividends in the amount of R$ 665,630 (corresponding to 40% of profit adjusted for the calculation of the dividends) as from May 10, 2011, R$ 376,352 of which was made available to common shareholders and R$ 288,891 and R$ 357 to class A and B preferred shareholders, respectively. The remaining proposed and undistributed amount, of R$ 30, was reversed to retained earnings and refers to the 36,198 class A preferred shares acquired by Braskem in January 2011 as a result from the exercise of the right to withdraw by the shareholders of Braskem Petroquímica (Note 29 (f)).

Total dividends paid represent R$ 0.83324710 for common and class A preferred shares and R$ 0.601988304 for class B preferred shares, in conformity with the provisions in the Company’s bylaws.

	2010

Net income for the year	1,895,309
Realization of additional property, plant and equipment	27,236
Prescribed dividends / others	(2,650)
Absorption of losses	(165,703)
Net income adjusted	1,754,192
Legal reserves distribution	(87,710)
Destinantion of tax incentive reserves	(5,347)
Net income adjusted by dividends calculation	1,661,135
Proposed dividends (*)	(665,630)
Portion allocated to unrealized profit reserves	(995,505)
Balance of retained earnings

(*) Minimum dividends - 25% adjusted net income	415,284	(i)
Additional proposed dividends	250,346	(ii)
Total dividends	665,630

Total proposed dividends, per share:
Common shares and preferred class "A"	0.833247140
Preferred class "B"	0.601988304

(i) Presented in current liabilities
(ii) Presented in equity, in caption "additional proposed dividends"

(h.2)    Result for 2011 and proposal of dividends

As provided for in the sole paragraph of Article 189 of Brazilian Corporate Law, the remaining balance of the Company’s loss for the year was absorbed by the unrealized profits reserve.

The Company’s management will propose to the Ordinary General Shareholders’ Meeting dividends in the amount of R$ 482,593, R$ 0.605085049 of which for each common and class A and B preferred share.

Braskem S.A.

Notes to the financial statements

at December 31, 2011

All amounts in thousands of reais unless otherwise stated

(i)                 Other comprehensive income

		Additional	Deemed		Fair value	Foreign
		indexation of	cost of	Fair value	variation of	currency	Gain
		PP&E	jointly-controlled	of cash flow	financial	translation	on interest
	Note	price-level	subsidiary	hedges	assets	adjustment	in subsidiary	Total

As of December 31, 2009		381,015		(67,304)	1,127			314,838

Additional indexation
Realization by depreciation or writte-off assets		(41,270)						(41,270)
Income tax and social contribution on realization		14,032						14,032

Cash flow hedges
Change in fair value				74,561				74,561
Transfer to result				(68,529)				(68,529)
Tax on fair value gains				7,980				7,980

Available for sales investments					(1,127)			(1,127)
Foreign currency translation adjustment						(79,135)		(79,135)

As of December 31, 2010		353,777		(53,292)		(79,135)		221,350

Additional indexation
Realization by depreciation or writte-off assets		(41,267)						(41,267)
Income tax and social contribution on realization		14,031						14,031

Deemed cost of jointly-controlled subsidiary
Deemed cost of jointly-controlled subsidiary			22,079					22,079
Realization by depreciation or writte-off assets			(1,394)					(1,394)
Income tax and social contribution on realization			474					474

Cash flow hedges	21.2.2
Change in fair value				(1,939)				(1,939)
Transfer to result				46,973				46,973
Tax on fair value gains				(2,458)				(2,458)

Gain on interest in subsidiary							3,106	3,106

Foreign currency translation adjustment						54,631		54,631

As of December 31, 2011		326,541	21,159	(10,716)		(24,504)	3,106	315,586

Braskem S.A.

Notes to the financial statements

at December 31, 2011

All amounts in thousands of reais unless otherwise stated

30                Earnings (loss) per share

Basic earnings (loss) per share is calculated by means of the division of adjusted profit for the year attributable to the Company’s common and class A preferred shareholders by the weighted average number of these shares held by shareholders, excluding those held in treasury and following the rules for the distribution of dividends provided for in the Company’s bylaws, as described in Note 29 (h).

Diluted earnings (loss) per share is calculated by means of the division of adjusted profit for the year attributable to the Company’s common and class A preferred shareholders by the weighted average number of these shares held by shareholders, excluding those held in treasury. Also, the weighted average number of shares is adjusted by the potential convertibility of class B preferred shares into class A preferred shares in the proportion of two to one, and following the rules for the distribution of dividends provided for in the Company’s bylaws, as described in Note 29 (h).

The weighted average numbers per share is calculated based on the number of outstanding common and Class A preferred shares at the beginning of the period, adjusted by the number of shares repurchased or issued in the period, multiplied by a weighting time factor. The calculation of the weighted average in 2011 is shown below:

		Total of outstanding shares			Weighted average
	Note	Common shares	Preferred shares class "A"	Total of weighted average	Common shares	Preferred shares class "A"	Total of weighted average

As of December 31, 2010		451,668,652	346,741,918	798,410,570	374,037,573	341,130,775	715,168,348

Withdrawal of shareholders of Braskem Petroquímica	29 (f)		(36,198)	(36,198)		(31,636)	(31,636)
Repurchase of shares	(i)		(1,405,400)	(1,405,400)		(258,793)	(258,793)

As of December 31, 2011		451,668,652	345,300,320	796,968,972	451,668,652	346,451,489	798,120,141

(i)    The shares repurchased in the program for the repurchase of shares by financial institutions were not considered in the calculation of earnings (loss) per share since they are not entitled to dividends (Note 29 (g)).

Class A preferred shares participate in dividends with common shares after the mandatory dividends has been attributed in accordance with the formula provided for in the Company’s bylaws, as described in Note 29(h). There is no highest limit for their participation.

Braskem S.A.

Notes to the financial statements

at December 31, 2011

All amounts in thousands of reais unless otherwise stated

As required by IAS 33, the table below show the reconciliation of profit (loss) for the period adjusted to the amounts used to calculate basic and diluted earnings (loss) per share.

	2011			2010		2009
	Basic	Diluted	Basic	Diluted	Basic	Diluted

Profit (loss) for the year attributed to Company's shareholders	(525,142)	(525,142)	1,895,309	1,895,309	398,491	398,491

Dividends attributable to priority
Preferred share class "A"			209,824	209,902	205,013	205,013
Preferred share class "A" potentially convertible				179		188
(the ratio of 2 shares class "B" for each share class "A")
Preferred share class "B"			358		375
			210,182	210,081	205,389	205,201

Distribution of 6% of the unit value of common shares			272,411	272,512	114,872	114,872

Distribution of plus income, by class:
Common shares			738,859	738,553	28,947	28,999
Preferred shares class "A"			673,857	673,577	49,284	49,373
Preferred share class "A" potentially convertible				586		45
(the ratio of 2 shares class "B" for each share class "A")
	(525,142)	(525,142)	1,412,716	1,412,716	78,230	78,418

Reconciliation of income available for distribution, by class (numerator):
Common shares	(297,186)	(297,076)	1,011,270	1,011,065	143,819	143,871
Preferred shares class "A"	(227,956)	(227,871)	883,681	883,479	254,297	254,387
Preferred share class "A" potentially convertible		(195)		765		233
(the ratio of 2 shares class "B" for each share class "A")
	(525,142)	(525,142)	1,894,951	1,895,309	398,116	398,491

Weighted average number of shares, by class (denominator):
Common shares	451,668,652	451,668,652	374,037,573	374,037,573	190,462,446	190,462,446
Preferred shares class "A"	346,451,489	346,451,489	341,130,775	341,130,775	324,273,452	324,273,452
Preferred share class "A" potentially convertible
(the ratio of 2 shares class "B" for each share class "A")		296,909		296,909		296,909
	798,120,141	798,417,050	715,168,348	715,465,257	514,735,898	515,032,807

Earnings (loss) per share (in R$)
Common shares	(0.6580)	(0.6577)	2.7037	2.7031	0.7551	0.7554
Preferred shares class "A"	(0.6580)	(0.6577)	2.5904	2.5898	0.7842	0.7845

Braskem S.A.

Notes to the financial statements

at December 31, 2011

All amounts in thousands of reais unless otherwise stated

31                Net sales revenue

	2011	2010	2009
Sales revenue
Domestic market	25,672,589	22,700,555	15,277,311
Foreign market	14,143,107	8,846,057	4,427,658
	39,815,696	31,546,612	19,704,969
Sales deductions
Taxes	(6,403,057)	(5,897,653)	(3,452,762)
Sales returns and other	(236,479)	(154,142)	(116,137)
	(6,639,536)	(6,051,795)	(3,568,899)

Net sales revenue	33,176,160	25,494,817	16,136,070

32                Tax incentives

(a)               SUDENE – Income Tax

Until calendar year 2011, the Company has the right to reduce by 75% the income tax on the profit arising from the sale of basic petrochemical products and utilities produced in the Camaçari plant. The same rights apply to the three Camaçari polyethylene plants and polypropylene plant until calendar years 2011, 2012, 2013 and 2016 and to the Camaçari and Marechal Deodoro (state of Alagoas) PVC plants until 2013 and 2019, respectively.

Productions of caustic soda, chloride, ethylene dichloride and caprolactam enjoy the benefit of a 75% decrease in the income tax rate until 2012.

(b)               PRODESIN - ICMS

The Company has ICMS tax incentives granted by the state of Alagoas, through the state of Alagoas Integrated Development Program - PRODESIN. These incentives are aimed at the implementation and expansion of a plant in that state and are recorded in the account “net sales revenue” in the income statement and in the account “taxes” of Note 31. In 2011, the amount of this incentive was R$ 22,683 (2010 – R$ 19,010).

(c)               REINTEGRA – federal taxes

On December 14, 2011, Federal Law No. 12,546 was approved, converted from the Provisional Measure No. 540, which, among other provisions, created the program called “REINTEGRA”, aimed at the refund to exporting companies the federal taxes levied on their production chain of goods sold abroad. The refund is equivalent to 3% of the amount of export revenues and will be performed through the reimbursement in cash or of credit for offset against the federal taxes due. This program will be valid for export sales until December 31, 2012.

In December 2011, first month of effectiveness of REINTEGRA, the Company determined a credit of R$ 17,924, which is presented in the account “net sales revenue”, in the income statement and in the account “taxes” of Note 31.

Braskem S.A.

Notes to the financial statements

at December 31, 2011

All amounts in thousands of reais unless otherwise stated

33                Other operating income (expenses), net

On December 31, 2011, this account includes:

(i)       loss of property, plant and equipment items and investment amounting to R$ 89,702, R$ 52,605 of which refers to the disposal of assets in the period of tests of the green PE plant;

(ii)     depreciation of dormant plants, amounting to R$ 20,702.

34                Financial results

	2011	2010	2009
Financial income
Interest income	268,005	267,357	182,363
Monetary variations	59,100	85,853	58,966
Exchange rate variations	423,299	(12,140)	(687,069)
Other	18,937	28,356	114,410
	769,341	369,426	(331,330)

Financial expenses
Interest expenses	(990,142)	(894,313)	(640,343)
Monetary variations	(301,179)	(327,263)	(205,272)
Exchange rate variations	(1,659,839)	464,608	2,922,947
Update of tax and labor debts	(235,769)	(333,238)	(963,425)
Tax expenses on finacial operations	(15,640)	(30,987)	(33,363)
Discounts granted	(46,756)	(37,672)	(142,871)
Loans transaction costs - amortization	(21,159)	(50,514)	(13,102)
Adjustment to present value - appropriation	(60,353)	(162,104)	(141,789)
Other	(243,403)	(325,466)	(97,343)
	(3,574,240)	(1,696,949)	685,439

Total	(2,804,899)	(1,327,523)	354,109

	2011	2010	2009
Interest income
Available for sale		4,437	7,106
Held-for-trading	106,775	193,094	127,924
Loans and receivables	96,737	49,025	33,181
Held-to-maturity	16,636	8,185	6,041
	220,148	254,741	174,252
Other assets not classifiable	47,857	12,616	8,111
Total	268,005	267,357	182,363

Braskem S.A.

Notes to the financial statements

at December 31, 2011

All amounts in thousands of reais unless otherwise stated

35                Expenses by nature

The Company chose to present its expenses by function in the income statement. As required by IAS 1, the breakdown of expenses by nature is presented below:

	2011	2010	2009
Classification by nature:
Raw materials other inputs	(25,198,575)	(18,059,704)	(10,900,495)
Personnel expenses	(1,576,192)	(1,273,617)	(1,007,702)
Outsourced services	(838,652)	(694,487)	(534,351)
Tax expenses	(54,775)	(60,222)	(23,005)
Depreciation, amortization and depletion	(1,683,175)	(1,606,354)	(1,038,061)
Variable selling expenses	(508,065)	(449,459)	(377,800)
Freights	(993,428)	(786,353)	(710,604)
Other expenses	(414,027)	(249,250)	(248,689)
Total	(31,266,889)	(23,179,446)	(14,840,707)

Classification by function:
Cost of products sold	(29,317,951)	(21,411,775)	(13,529,696)
Selling	(343,655)	(383,454)	(298,847)
Distribution	(480,532)	(335,510)	(300,735)
General and administrative	(1,025,668)	(969,929)	(648,310)
Research and development	(99,083)	(78,778)	(63,119)
Total	(31,266,889)	(23,179,446)	(14,840,707)

Braskem S.A.

Notes to the financial statements

at December 31, 2011

All amounts in thousands of reais unless otherwise stated

36                Segment information

The Company’s management determined Braskem’s operating structure based on the type of business and on the main products, markets, and production processes and identified five operating and reportable segments, four of which are production segments and one is a distribution segment. The information on the operating segments presented is that sent to the Chief Executive Officer, who is the main responsible for the Company’s decision making and allocation of funds.

On December 31, 2011, Braskem’s organizational structure comprises the following segments:

•                    Basic petrochemicals

This segment comprises the activities related to the production of basic petrochemicals and the supply of electric energy, steam and compressed air to second-generation producers located in the Camaçari, Triunfo, Capuava and Duque de Caxias petrochemical complexes.

•                    Polyolefins

This segment comprises the activities related to the production of polyethylene and polypropylene.

•                    Vinyls

This segment comprises the activities related to the production of PVC, caustic soda and chloride.

•                    Foreign businesses

This segment comprises the activities related to the production of polyethylene in the United States and Germany and Green polyethylene in Brazil. This segment was created on April 1, 2010 as a result of the acquisition of the petrochemical assets from Sunoco Chemicals, as disclosed in Note 5.3. Since October 2011, the results of the plants acquired from Dow Chemical have been added to the results of this segment, as disclosed in Note 5.5.

•                    Chemical distribution

This segment mainly comprises the activities related to distribution of solvents from oil, chemical intermediaries, specialty chemicals and pharmaceutical products of the subsidiary Quantiq.

•                    Segment restructuring

In February 2011, CADE approved the operation for the acquisition and integration of Quattor’s assets, which made possible the change in the Company’s organizational structure as from 2011. The change in relation to the previous structure, presented in the Company’s 2010 annual financial statements, in Note 28, is in the distribution of Quattor’s activities among the Basic petrochemicals and Polyolefins units. The 2010 information below was reclassified to allow comparability with the results for 2011.

Additionally, the Foreign business segment was presented as PP Americas in the financial statements for 2010.

Braskem S.A.

Notes to the financial statements

at December 31, 2011

All amounts in thousands of reais unless otherwise stated

The Company retrospectively reviews the segment information for the periods presented and evaluates and manages their performance based on the information generated from the accounting records kept in accordance with IFRS, and which are reflected in the consolidated financial statements.

The eliminations stated in the operating segment information, when compared with the consolidated balances disclosed in accordance with IFRS, are represented by sales between segments that are carried out as arm’s length sales. The reclassifications are represented mainly by results arising from the provision of services that are presented as “other operating income (expenses), net” by operating segment, and as “net sales revenue” in the consolidated financial statements.

The complete results of the subsidiaries Cetrel and Braskem Idesa and the proportional results of the jointly-controlled subsidiaries Propilsur, Polimérica and RPR are presented in Other segments.

The results of equity investments recognized in the Company’s income statement are presented in Corporate unit.

The operating segments are stated based on the results of operations, which does not include financial results, and current and deferred income tax and social contribution expenses.

In 2011 and 2010, the Company does not have any revenue arising from transactions with only one customer that is equal or superior to 10% of its total net revenues. In 2011, the most representative revenue arising from only one customer amounts to approximately 5% of total net revenue of the Company and refers to the Basic petrochemical segment.

The Company does not disclose assets per segment since this information is not presented to its chief operating decision maker.

Braskem S.A.

Notes to the financial statements

at December 31, 2011

All amounts in thousands of reais unless otherwise stated

(a)               Results of operations by segment

	2011
	Reporting segments					Total			Braskem
	Basic			International	Chemical	reportable	Other	Corporate	consolidated	Reclassifications/	Braskem
	petrochemicals	Polyolefins	Vinyls	business	distribution	segments	segments	unit	before adjustments	Eliminations	consolidated

Net sales revenue	23,080,909	12,710,687	1,730,894	3,427,487	774,923	41,724,900	270,522		41,995,422	(8,819,262)	33,176,160
Cost of products sold	(20,874,367)	(11,589,552)	(1,608,055)	(3,276,353)	(631,552)	(37,979,879)	(216,116)		(38,195,995)	8,878,044	(29,317,951)
Gross profit	2,206,542	1,121,135	122,839	151,134	143,371	3,745,021	54,406		3,799,427	58,782	3,858,209

Operating expenses
Selling, general and distribution expenses	(564,536)	(818,528)	(146,357)	(145,396)	(93,601)	(1,768,418)	(74,304)	(7,133)	(1,849,855)		(1,849,855)
Results from equity investments								(1,419)	(1,419)		(1,419)
Other operating income (expenses), net	(10,692)	15,070	(32,126)	(21,035)	7,007	(41,776)	40,349	(75,603)	(77,030)		(77,030)
	(575,228)	(803,458)	(178,483)	(166,431)	(86,594)	(1,810,194)	(33,955)	(84,155)	(1,928,304)		(1,928,304)

Operating profit (loss)	1,631,314	317,677	(55,644)	(15,297)	56,777	1,934,827	20,451	(84,155)	1,871,123	58,782	1,929,905

											2010
	Reporting segments					Total			Braskem
	Basic			International	Chemical	reportable	Other	Corporate	consolidated	Reclassifications/	Braskem
	petrochemicals	Polyolefins	Vinyls	business	distribution	segments	segments	unit	before adjustments	Eliminations	consolidated

Net sales revenue	17,794,560	11,386,539	1,799,335	1,697,843	777,923	33,456,200	548,246		34,004,446	(8,509,629)	25,494,817
Cost of products sold	(15,516,979)	(9,880,799)	(1,605,930)	(1,558,042)	(658,464)	(29,220,214)	(450,333)		(29,670,547)	8,258,772	(21,411,775)
Gross profit	2,277,581	1,505,740	193,405	139,801	119,459	4,235,986	97,913		4,333,899	(250,857)	4,083,042

Operating expenses
Selling, general and distribution expenses	(580,008)	(645,263)	(140,981)	(66,966)	(87,106)	(1,520,324)	(77,036)	(91,533)	(1,688,893)		(1,688,893)
Results from equity investments								20,302	20,302		20,302
Results from business combinations								975,283	975,283		975,283
Other operating income (expenses)	(49,511)	(20,129)	33	(20,430)	2,737	(87,300)	(258)	(87,215)	(174,773)		(174,773)
	(629,519)	(665,392)	(140,948)	(87,396)	(84,369)	(1,607,624)	(77,294)	816,837	(868,081)		(868,081)

Operating profit (loss)	1,648,062	840,348	52,457	52,405	35,090	2,628,362	20,619	816,837	3,465,818	(250,857)	3,214,961

Braskem S.A.

Notes to the financial statements

at December 31, 2011

All amounts in thousands of reais unless otherwise stated

	2009
	Reporting segments				Total			Braskem
	Basic			Chemical	reportable	Other	Corporate	consolidated	Reclassifications/	Braskem
	petrochemicals	Polyolefins	Vinyls	distribution	segments	segments	unit	before adjustments	Eliminations	consolidated

Net sales revenue	11,325,387	7,412,389	1,613,377	567,163	20,918,316	551,839		21,470,155	(5,334,085)	16,136,070
Cost of products sold	(9,861,077)	(6,674,781)	(1,580,557)	(488,479)	(18,604,894)	(491,208)		(19,096,102)	5,566,406	(13,529,696)
Gross profit	1,464,310	737,608	32,820	78,684	2,313,422	60,631		2,374,053	232,321	2,606,374

Operating expenses
Selling, general and distribution expenses	(379,221)	(583,718)	(153,813)	(60,498)	(1,177,250)	(60,459)	(10,183)	(1,247,892)		(1,247,892)
Results from equity investments							3,188	3,188		3,188
Gain on business combination							102,051	102,051		102,051
Other operating income (expenses), net	61,256	6,343	13,564	1,298	82,461	2,228	(144,103)	(59,414)		(59,414)
	(317,965)	(577,375)	(140,249)	(59,200)	(1,094,789)	(58,231)	(49,047)	(1,202,067)		(1,202,067)

Operating profit (loss)	1,146,345	160,233	(107,429)	19,484	1,218,633	2,400	(49,047)	1,171,986	232,321	1,404,307

(b)               Net sales revenue per country

	Net sales revenue
	2011	2010	2009

Headquarter - Brazil	19,033,053	16,648,760	12,711,161
United States	5,032,359	3,251,863	848,346
Switzerland	2,574,025	999,932	347,811
Argentina	1,058,825	1,243,790	544,621
Netherlands	862,310	413,148	200,891
Mexico	765,834	284,985	196,660
Barbados	742,183	531,833	60,942
United Kingdom	434,930	376,652	165,925
Spain	309,616	50,435	50,897
Colombia	302,180	304,466	108,149
Uruguay	225,832	108,656	71,650
Chile	183,715	116,084	86,183
Italy	159,084	42,425	38,652
Germany	134,363	655	4,885
Portugal	106,463	45,923	46,828
Singapore	90,206	141,558	186,102
Paraguay	88,011	62,592	49,221
China	85,482	40,598	65,435
Bolivia	75,482	44,625	38,482
Belgium	34,272		11,920
Turkey		7,410
Other	877,935	778,427	301,309
	33,176,160	25,494,817	16,136,070

Braskem S.A.

Notes to the financial statements

at December 31, 2011

All amounts in thousands of reais unless otherwise stated

(c)               Net sales revenue per product

	Net sales revenue per product
	2011	2010	2009

PE/PP	15,994,515	13,084,382	7,136,641
Naphtha, condensate and crude oil	4,356,086	1,966,242	839,923
Ethylene, Propylene	2,237,711	1,956,721	1,481,487
Benzene, toluene and xylene	2,014,110	1,872,807	1,492,994
PVC/Caustic Soda/EDC	1,730,894	1,799,335	1,560,894
ETBE/Gasoline	1,557,080	1,285,521	944,127
Butadiene	1,547,222	1,016,795	437,181
Chemical distribution	774,923	777,923	567,163
Cumene	690,170	391,966
Solvents	274,991	284,761	209,850
Other	1,998,458	1,058,364	1,465,810
	33,176,160	25,494,817	16,136,070

Braskem S.A.

Notes to the financial statements

at December 31, 2011

All amounts in thousands of reais unless otherwise stated

37                Insurance coverage

Braskem, according to the policy approved by the Board of Directors, maintains a broad risk and insurance management program. Specifically in the risk management area, the risk and procedure assessment practices are applied in all companies, in Brazil and abroad, including the acquisition for the period, following the principles adopted by Braskem.

 On March 30, 2011, Riopol’s assets were included in Braskem’s insurance program.

In October 2011, the entire All Risks program of Braskem was renewed and the polypropylene operations acquired from Dow Chemical were included in the insurance program of the “Foreign Businesses” segment.

The all-risk insurance policies of Braskem, which include all assets in Brazil and abroad, have maximum indemnity limits established based on the amounts of maximum possible loss that are deemed sufficient to cover possible claims in view of the nature of the Company’s activities and based on the guidance of its insurance consultants.

The information on the all-risk policies in effect is presented below:

		Effectiveness	Maximum indemnity limit	Amount insured
	Maturity	(in days)	US$ million	US$ million

Braskem	April 8, 2013	548	2,000	27,340
Braskem America and Braskem Alemanha	September 30, 2012	366	500	2,438
Quantiq	May 30, 2012	366	55	79
Total				29,857

Additionally, the Company contracted civil liability, transportation, sundry risk and vehicle insurance. The risk assumptions adopted are not part of the audit scope and, therefore, were not subject to review by our independent accountants.

Braskem S.A.

Notes to the financial statements

at December 31, 2011

All amounts in thousands of reais unless otherwise stated

38                Changes in investments in subsidiaries and associates – cash flow - 2010

(a)               2011

Due to the consolidation of Cetrel as from 2011, the balance of cash and cash equivalents presented in the consolidated statement of cash flows for the beginning of the period (January 1, 2011) was increased by the amount of R$ 73,805, which corresponds to the amount of cash and cash equivalents of Cetrel on that date.

(b)               2010

		Amount	Cash	Net
Acquired companies	Note	paid	acquired	Amount
Quattor (consolidated)	1 (b.1 (iv))	(659,454)	413,847	(245,607)
PP America	1 (b.2)	(620,837)		(620,837)
Unipar Comercial	1 (b.1 (v))	(27,104)	1,857	(25,247)
Polibutenos	1 (b.1 (v))	(44,844)	2,479	(42,365)
Cetrel		(5,371)		(5,371)
		(1,357,610)	418,183	(939,427)

Operations related to investments that did not affect cash in 2010

(i)            Acquisition of 15% of Riopol’s capital from BNDESPAR with payment in installments (Note 18).

(ii)          Merger of shares corresponding to 9.02% of Riopol’s capital by means of the delivery of Braskem shares.

(iii)        Acquisition of shares of Quattor Petroquímica by means of the delivery of Braskem shares.

(iv)        Merger of shares corresponding to 40% of Quattor’s capital by means of the delivery of Braskem shares to Petrobras.

Braskem S.A.

Notes to the financial statements

at December 31, 2011

All amounts in thousands of reais unless otherwise stated

39                Subsequent events

(a)               Partial spin-off of BRK and merger of Petroquisa

On January 27, 2012, the controlling shareholder of Braskem was proportionally spun-off. In this spin-off, part of the shares issued by Braskem and which were held by BRK were delivered to Petrobras.  BRK became a wholly-owned subsidiary of OSP and kept the shares that are equivalent to 50.11% and 28.23% of the voting and total capital of Braskem, respectively. On the same date, the merger of Petroquisa into Petrobras was approved and Petrobras became the holder of 47.03% and 35.95% of the voting and total capital of Braskem.

(b)               On February 8, 2012, CADE approved the acquisition by Braskem of the units acquired from Dow Chemical located in the United States and Germany (Note 5.5).

(c)               On February 28, 2012, the Extraordinary General Shareholders’ Meeting approved the merger of Ideom into the Company.

(b)               Braskem completed the following issues of bonds: (i) US$ 250 million, on February 2, 2012, related to the additional issue to the issue Braskem Finance performed in April 2011 in the amount of US$ 750 million (Note 19(a)); and (ii) US$ 250 million on February 14, 2012, related to the additional issue to the issue of perpetual bonds Braskem Finance performed in October 2010, in the amount of US$ 700 million (Note 19(a)).

INDEX TO EXHIBITS

Exhibit Number	Exhibit

4.04

Naphtha Purchase and Sale Agreement, dated as of May 17, 2006, between Petróleo Brasileiro S.A. and Quattor Química S.A. (English translation). (*Confidential treatment has been requested for certain portions omitted from this exhibit pursuant to Rule 24b-2 under the Securities Exchange Act of 1934, as amended. Confidential portions of this Exhibit have been separately filed with the Securities and Exchange Commission.)

4.05

First Amendment, dated February 29, 2008, to the Naphtha Purchase and Sale Agreement, dated as of May 17, 2006, between Petróleo Brasileiro S.A. and Quattor Química S.A. (English translation). (*Confidential treatment has been requested for certain portions omitted from this exhibit pursuant to Rule 24b-2 under the Securities Exchange Act of 1934, as amended. Confidential portions of this Exhibit have been separately filed with the Securities and Exchange Commission.)

4.06

Second Amendment, dated October 22, 2010, to the Naphtha Purchase and Sale Agreement, dated as of May 17, 2006, between Petróleo Brasileiro S.A. and Quattor Química S.A. (English translation). (*Confidential treatment has been requested for certain portions omitted from this exhibit pursuant to Rule 24b-2 under the Securities Exchange Act of 1934, as amended. Confidential portions of this Exhibit have been separately filed with the Securities and Exchange Commission.)

4.07

Petrochemical Naphtha Purchase and Sale Contract, dated as of July 24, 2009, between Petróleo Brasileiro S.A. and Braskem S.A. (English translation). (*Confidential treatment has been requested for certain portions omitted from this exhibit pursuant to Rule 24b-2 under the Securities Exchange Act of 1934, as amended. Confidential portions of this Exhibit have been separately filed with the Securities and Exchange Commission.)

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

99.01	Disclosure of Mine Safety and Health Administration Safety Data.