Form 20-F
period 2012-12-31
BRASKEM SA
filed 2013-04-08
CIK 1071438

As filed with the Securities and Exchange Commission on April 8, 2013

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F

☐          REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR

12(g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒         ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d)

OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2012

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

The total number of issued shares of each class of stock of Braskem S.A. as of December 31, 2012 was:

451,688,652 Common Shares, without par value

345,002,878 Preferred Shares, Class A, without par value

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

All references herein (1) to “we,” “us” or “our company” are references to Braskem S.A., its consolidated subsidiaries and jointly controlled entities, and (2) to “Braskem” are references solely to Braskem S.A. All references herein to “Braskem Europe” mean Braskem Europe GmbH and its consolidated subsidiaries, including Braskem America, Inc., or Braskem America.

On April 3, 2012, the exchange rate for reais into U.S. dollars was R$ 2.0239 to US$1.00, based on the selling rate as reported by the Central Bank of Brazil (Banco Central do Brasil), or the Central Bank. The selling rate was R$2.0435 to US$1.00 on December 31, 2012, R$1.876 to US$1.00 on December 31, 2011 and R$1.666 to US$1.00 on December 31, 2010, in each case, as reported by the Central Bank. The real/U.S. dollar exchange rate fluctuates widely, and the selling rate on April 3, 2013 may not be indicative of future exchange rates. See “Item 3. Key Information—Exchange Rates” for information regarding exchange rates for the real  since January 1, 2008.

Solely for the convenience of the reader, we have translated some amounts included in “Item 3. Key Information—Selected Financial Information” and elsewhere in this annual report from reais into U.S. dollars using the selling rate as reported by the Central Bank as of December 31, 2012 of R$2.0435 to US$1.00. These translations should not be considered representations that any such amounts have been, could have been or could be converted into U.S. dollars at that or at any other exchange rate. Such translations should not be construed as representations that the real amounts represent or have been or could be converted into U.S. dollars as of that or any other date.

Financial Statements

Braskem Financial Statements

We maintain our books and records in reais. Our consolidated financial statements as of December 31, 2012 and 2011 and for the three years ended December 31, 2012 have been audited, as stated in the report appearing herein, and are included in this annual report.

We have prepared our consolidated financial statements included in this annual report in accordance with International Financial Reporting Standards, as issued by the International Accounting Standards Board, or IFRS.

Market Share and Other Information

We make statements in this annual report about our market share in the petrochemical industry in Brazil and our production capacity relative to that of other petrochemical producers in Brazil, Latin America, the United States and the world. We have made these statements on the basis of information obtained from third-party sources that we believe are reliable. We have calculated our Brazilian market share with respect to specific products by dividing our domestic net sales volumes of these products by the total Brazilian domestic consumption of these products as estimated by the Brazilian Chemical Industry Association (Associação Brasileira da Indústria Química), or ABIQUIM. We derive information regarding the production capacity of other companies in the Brazilian petrochemical industry and the estimated total Brazilian domestic consumption of petrochemical products principally from reports published by ABIQUIM. We derive information regarding the production capacity of other companies in the global petrochemical industry, the United States petrochemical industry and the Latin American petrochemical industry, international market prices for petrochemicals products and per capita consumption in certain geographic regions, principally from reports published by IHS, Inc., or IHS. We derive information regarding the size of the chemical distribution industry and our market share in this industry principally from reports published by the Brazilian Chemical and Petrochemical Distributors Association (Associação Brasileira dos Distribuidores de Produtos Químicos e Petroquímicos). We derive information relating to Brazilian imports and exports from the System for Analyzing International Trade (Sistema de Análise das Informações de Comércio Exterior), or ALICE-Web, produced by the Brazilian Secretary of International Trade (Secretaria de Comércio Exterior) and the Brazilian Secretary of Development, Industry and Trade (Ministério do Desenvolvimento, Indústria e Comércio Exterior).

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

•      the cyclical nature of the global petrochemical industry;

•      competition in the Brazilian and global petrochemical industries;

•      prices of naphtha, natural gas, propylene and other raw materials;

•      actions taken by our major shareholders;

•      our ability to implement our financing strategy and to obtain financing on satisfactory terms;

•      our progress in integrating the operations of companies or assets that we may acquire in the future, so as to achieve the anticipated benefits of these acquisitions;

•      changes in laws and regulations, including, among others, laws and regulations affecting tax and environmental matters and import tariffs in other markets in which we operate or to which we export our products;

•      future changes in Brazilian policy and related actions undertaken by the Brazilian government;

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

ITEM 2. OFFER STATISTICS AND EXPECTED TIMETABLE

Not applicable.

ITEM 3. KEY INFORMATION

Selected Financial and Other Information

The following selected information should be read in conjunction with “Presentation of Financial and Other Information,” “Item 5. Operating and Financial Review and Prospects” and our audited consolidated financial statements and the related notes thereto, which are included in this annual report.

The selected financial data as of December 31, 2012 and 2011 and for the three years ended December 31, 2012 have been derived from our audited consolidated financial statements, prepared in accordance with IFRS, and included in this annual report. The selected financial data as of December 31, 2010 and 2009 and for the year ended December 31, 2009 have been derived from our audited consolidated financial statements, prepared in accordance with IFRS, which are not included in this annual report.

The consolidated financial statements as of and for the years ended December 31, 2010 and 2009 were our first annual consolidated financial statements to be prepared in accordance with IFRS. Therefore, we are only presenting information related to the years ended December 31, 2012, 2011, 2010 and 2009.

We have included information with respect to the dividends and/or interest attributable to shareholders’ equity paid to holders of our common shares and preferred shares since January 1, 2008 in reais and in U.S. dollars translated from reais at the commercial market selling rate in effect as of the payment date under the caption “Item 8. Financial Information—Dividends and Dividend Policy—Payment of Dividends.” We prepare individual financial statements in accordance with Brazilian GAAP for certain purposes, including for the calculation of dividends.

	For the Year Ended December 31,
	2012(1)	2012	2011(2)	2010(2)(3)	2009(4)
	(in millions of US$, except per share data and as indicated)	(in millions of reais, except per share data and as indicated)

Statement of Operations Data:

Net sales revenue	US$17,378.7	R$35,513.4	R$32,497.1	R$25,025.7	R$16,136.1
Cost of products sold	(15,762.2)	(32,210.0)	(28,819.4)	(21,028.9)	(13,529.7)
Gross profit	1,616.5	3,303.4	3,677.7	3,996.8	2,606.4
Income (expenses):
Selling	(197.4)	(403.4)	(319.2)	(353.6)	(298.8)
Distribution	(276.5)	(565.0)	(480.5)	(335.5)	(300.7)
General and administrative	(488.5)	(998.3)	(934.8)	(931.1)	(648.3)
Research and development	(52.0)	(106.2)	(99.1)	(78.8)	(63.1)
Results from equity investments	(12.6)	(25.8)	(1.7)	18.2	3.2
Results from business combinations	—	—	30.0	975.3	102.1
Other operating income (expenses), net	163.3	333.9	(3.6)	(96.6)	3.7
Operating profit	752.8	1,538.6	1,868.8	3,194.7	1,404.3

Financial results:
Financial expenses	(1,909.7)	(3,902.5)	(3,551.7)	(1,692.0)	685.4
Financial income	259.5	530.2	765.0	364.9	(331.3)
Profit (loss) before income tax and social contribution	(897.4)	(1,833.7)	(917.9)	1,867.6	1,758.4
Income tax and social contribution	388.3	793.4	373.7	6.1	(1,359.9)
Profit (loss) from continuing operations	(509.1)	(1,040.3)	(544.2)	1,873.7	398.5
Results from discontinued operations	147.8	302.0	56.0	15.8
Profit (loss)	US$(361.3)	R$(738.3)	R$(488.2)	R$1,889.5	R$398.5

Net income attributable to shareholders of the company	US$(357.8)	(731.1)	(496.5)	R$1,895.3	R$398.5
Net income attributable to non-controlling interest	(3.5)	(7.2)	8.3	(5.8)	—

Earnings (loss) per share:
Basic:
Common shares		(1.2975)	(0.6921)	2.6816	0.7551
Preferred class “A” shares		(1.2975)	(0.6921)	2.5683	0.7842
ADS					1.5684
Diluted:
Common shares		(1.2970)	(0.6919)	2.6810	0.7554
Preferred class “A” shares		(1.2970)	(0.6919)	2.5677	0.7845
ADS		(2.5940)	(1.3838)	5.1354	1.5690

____________________________
(1)   Translated for convenience only using the selling rate as reported by the Central Bank as of December 31, 2012 for reais  into U.S. dollars of R$2.0435=US$1.00.

(2)   The financial information for 2011 and 2010, presented for comparison purposes against 2012, was restated to reflect the impacts of the discontinued operations of Cetrel S.A., Distribuidora de Água Camaçari (formerly Braskem Distribuidora S.A., or Braskem Distribuidora), IQ Soluções & Química S.A., which we refer to as QuantiQ, and IQAG Armazéns Gerais Ltda., or IQAG.

(3)   Includes Braskem America as from April 1, 2010, Quattor Participações S.A., or Quattor (whose name was subsequently changed to Braskem Qpar S.A., or Braskem Qpar), and the subsidiaries, Unipar Comercial e Distribuidora S.A., or Unipar Comercial, and Polibutenos S.A. Indústrias Químicas, or Polibutenos, as from May 1, 2010.

(4)   The financial information for 2009 has not been restated to reflect the impacts of the discontinued operations described above in footnote 2 because such impacts did not have a material effect in 2009.

	At and For the Year Ended December 31,
	2012(1)	2012	2011	2010(2)	2009
	(in millions of US$, except as indicated)	(in millions of reais, except as indicated)

Balance Sheet Data:

Cash, cash equivalents and available-for-sale investments	US$1,608.8	3,287.6	R$2,986.8	R$2,624.3	R$2,945.0
Short-term trade accounts receivable	1,138.5	2,326.5	1,843.8	1,894.6	1,666.5
Inventories	2,007.4	4,102.1	3,623.5	3,015.7	1,721.8
Property, plant and equipment, net	10,363.0	21,176.8	20,622.7	19,366.3	10,947.7
Total assets	20,143.7	41,163.6	37,397.2	34,477.5	23,371.8
Short-term borrowings (including current portion of long-term borrowings)	898.5	1,836.0	1,391.8	1,206.4	1,890.5
Short-term debentures (including current portion of debentures)	—	—	—	517.7	316.7
Long-term borrowings	7,671.0	15,675.6	13,753.0	11,004.3	7,434.9
Long-term debentures	—	—	19.1	—	500.0
Share capital	3,936.0	8,043.2	8,043.2	8,043.2	5,473.2
Shareholders’ equity (including non-controlling interest)	4,239.7	8,663.8	9,979.9	10,408.3	4,978.6

	At and For the Year Ended December 31,
	2012(1)	2012	2011	2010(2)	2009
	(in millions of US$, except as indicated)	(in millions of reais, except as indicated)

Other Financial and Operating Information:

Cash Flow Information:
Net cash provided by (used in):
Operating activities	US$1,258.5	R$2,571.8	R$2,777.5	R$2,720.4	R$598.7
Investing activities	(1,387.0)	(2,834.3)	(2,866.5)	(2,387.6)	(824.7)
Financing activities	310.2	633.9	494.7	(388.3)	495.3

Other Information:
Capital expenditures:
Property, plant and equipment	US$1,366.7	R$2,792.9	R$2,252.5	R$1,689.0	R$811.7
Investments in other companies	—	—	619.2	939.4	(1.5)

Domestic Sales Volume Data (in thousands of tons) (3):
Ethylene		3,329.3	3,097.4	2,949.9	2,253.2
Propylene		1,170.4	1,123.1	1,212.1	994.6
Polyethylene		1,668.2	1,524.9	1,546.8	1,048.4
Polypropylene		1,233.3	1,149.8	1,086.9	698.5
Polyvinyl chloride (PVC)		560.9	484.0	504.9	457.4

____________________________

(1)   Translated for convenience only using the selling rate as reported by the Central Bank as of December 31, 2012 for reais  into U.S. dollars of R$2.0435=US$1.00.

(2)   Includes Braskem America as from April 1, 2010, Quattor and the subsidiaries, Unipar Comercial and Polibutenos as from May 1, 2010.

(3)   Including intra-company sales within our company. Intra-company sales of ethylene totaled approximately 2,805,500 in 2012, 2,606,100 in 2011, 2,511,500 tons in 2010 and approximately 1,928,300 tons in 2009. Intra-company sales of propylene totaled approximately 950,000 in 2012, 905,400 in 2011, approximately 926,300 tons in 2010 and approximately 628,800 tons in 2009.

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

	Reais per U.S. Dollars
Year	High	Low	Average	Period End
2008	2.500	1.559	1.834	2.337
2009	2.422	1.702	1.990	1.741
2010	1.881	1.655	1.759	1.666
2011	1.902	1.535	1.675	1.876
2012	2.112	1.702	1.955	2.043

	Reais per U.S. Dollars
Month	High	Low
October 2012	2.038	2.022
November 2012	2.107	2.031
December 2012	2.112	2.044
January 2013	2.047	1.988
February 2013	1.989	1.957
March 2013	2.019	1.953
April 2013 (through April 3)	2.019	2.018

______________

Source: Central Bank

Risk Factors

Risks Relating to Our Company and the Petrochemical Industry

The cyclical nature of the petrochemical industry may reduce our net sales revenue and gross margin.

The petrochemical industry, including the markets in which we compete, is cyclical and sensitive to changes in global supply and demand. This cyclicality may reduce our net sales revenue and gross margin, including as follows:

•      downturns in general business and economic activity may cause demand for our products to decline;

•      when global demand falls, we may face competitive pressures to lower our prices; and

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

A variety of petrochemical companies have announced plans to build additional ethylene production capacity, primarily in Asia, the Middle East and North America. According to IHS, 34.3 million tons of annual ethylene capacity is scheduled to be commissioned between 2013 and 2017.

Based on historical growth of demand for polyethylene, polypropylene and polyvinyl chloride, or PVC, we believe that the additional capacity introduced in the market in 2012 and 2011 and expected to be introduced in the market during the next several years will be absorbed by the market in the medium-term. However, in the short term, we expect that the production generated by this increase in capacity may lead to continued pressure on prices in the international markets and an increase in competition from imports in the Brazilian markets, which could adversely affect our net sales revenues, gross margins and overall results of operations.

Global macroeconomic factors have had, and may continue to have, adverse effects on the margins that we realize on our products.

Our results of operations may be materially affected by adverse conditions in the financial markets and depressed economic conditions generally. Economic downturns in geographic areas in which we sell our products may substantially reduce demand for our products and result in decreased sales volumes. Recessionary environments adversely affect our business because demand for our products is reduced.

The global economic volatility since September 2008 had a negative effect on economic growth in Brazil and has had, and may continue to have, a negative effect on economic growth in the countries to which we export our products. Europe’s sovereign debt crisis adversely impacted the global financial system in the second half of 2011, leading to slowing demand for petrochemicals. In 2012, the Brazilian economy slowed and registered GDP growth of 0.9% as compared to 2.7% in 2011 and 7.5% in 2010. Partly because of these factors, global demand for thermoplastic resins increased by only 1.7% in 2012, while demand for thermoplastic resins in Brazil grew by only 1.9% in 2012. Although the United States has shown signs of improvement, the pace of economic recovery there and in Europe remains uncertain. In addition, political instability in the Middle East, sanctions and other actions relating to Iran, or similar events that may occur in the future may lead to unpredictable effects on the global economy or the economies of the affected regions.

Our ability to export to other countries is a function of the level of economic growth in these countries and other economic conditions, including prevailing inflation and interest rates. We believe that continued slow growth in the global economy, coupled with the increase in global capacity in the petrochemical industry, may lead to reduced profitability of the global petrochemical industry, and consequently reduced margins for our products. In addition, disruptions in the global balance between supply and demand may impair our ability to export our products in response to a decline in domestic demand for these products. Prolonged volatility in economic activity in our key export markets could continue to reduce demand for some of our products and lead to increased margin pressure by importers into Brazil, which would adversely affect our results of operations.

We face competition from producers of polyethylene, polypropylene, PVC and other petrochemical products.

We face competition in Brazil from foreign producers of polyethylene, polypropylene, PVC and other petrochemical products. Our U.S. operations face competition in the United States from other U.S. producers of polypropylene. Our German operations face competition in Europe and the other export markets that it serves from European and other foreign producers of polypropylene. We generally set the prices for our second generation products sold in Brazil with reference to the prices charged for these products by foreign producers in international markets and set the prices for polypropylene sold in the United States with reference to industry indices or based on negotiations with its customers. We generally set the prices for our second generation products exported from Brazil based on international spot market prices. As a result of the announced commissioning of new ethylene capacity, particularly in the Middle East and in China, coupled with the increased competitiveness of gas-based ethylene producers in United States as a result of their relatively lower raw material costs, we anticipate that we may experience increasing competition from other producers of second generation products, both in Brazil and in foreign markets in which we sell these products. In addition, the appreciation of the real  against the U.S. dollar, as has occurred during recent periods, increases the competitiveness of prices of imported products in reais, which has increased the competition in Brazil from other producers of second generation products. Some of our foreign competitors are substantially larger and have greater financial, manufacturing, technological and marketing resources than our company.

Higher raw materials costs would increase our cost of sales and services rendered and may reduce our gross margin and negatively affect our overall financial performance.

Naphtha, a crude oil derivative, is the principal raw material used by our Basic Petrochemicals Unit and, indirectly, in our other business units. Naphtha accounted, directly and indirectly, for approximately 49.3% of our consolidated cost of sales and services rendered in 2012.

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

The average Amsterdam-Rotterdam-Antwerp market price of naphtha in U.S. dollars increased by 0.5%  to US$936.06 per ton in 2012 from US$931.12 per ton in 2011. The U.S. dollar price of naphtha was volatile during 2012, mainly due to speculation and supply disruptions in the petroleum market, increasing from an average of US$950.6  per ton in January 2012 to an average of US$1,068.8  per ton in March 2012, then decreasing to US$729.5  per ton in June 2012, before increasing to US$938.5  per ton in December 2012. Since December 31, 2012, the price of naphtha in U.S. dollars increased, to an average of US$991.9  during February 2013. The price of naphtha in U.S. dollars may continue to be volatile. In addition, the fluctuations of the U.S. dollar in the future may effectively increase our naphtha costs in reais. Any increase in naphtha costs would reduce our gross margin and negatively affect our overall financial performance to the extent we are unable to pass on these increased costs to our customers and could result in reduced sales volumes of our products.

Political volatility in the Middle East has had and may continue to have negative effects on oil production and price volatility, consequently driving naphtha and petrochemical prices higher worldwide. Volatility of the price of naphtha and the upward trend in the price of petroleum and naphtha have effects on the price competitiveness of our naphtha-based crackers and our resins. Because pricing trends for naphtha and ethane have diverged in recent years to a greater extent than has been the case historically, producers of ethylene and resin products derived from ethane generally have experienced lower unit raw material costs than naphtha-based producers of these products. As a consequence, significant increases in the pricing differential between naphtha and gas increases the competitiveness of products derived from ethane and may result in pricing pressure in the international markets and the vulnerability of our company to increasing competition in Brazil from imported products.

New natural gas reserves in North America may reduce the global prices of polyethylene, which would reduce our gross margin and negatively affect our overall financial performance.

In recent years, the use of ethane as a feedstock for the production of ethylene has increased as a result of the divergence between the cost of natural gas and oil (from which naphtha and condensate are derived). Natural gas reserves have increased, particularly in North America, as the technology to extract gas from shale has improved. In order to improve their global competitiveness, most U.S. ethylene producers with the raw material flexibility to use ethane as a feedstock have converted to the use of the ethane feedstocks.

As a result of the increase in natural gas reserves in North America, (1) natural gas has returned as a low-cost alternative to oil-based products and (2) additional gas production has increased the competitive pricing pressures on ethane. If these trends continue, new competitors may be attracted to the ethylene market. North American polyethylene producers have benefited from the low-cost position of natural gas prices, and the resulting increased competitiveness of North American polyethylene producers could decrease the global and domestic price of polyethylene, which would reduce our gross margin and negatively affect our overall financial performance.

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

During 2012, 44.3% of the propylene used by our Polyolefins Unit was supplied by Petrobras. Because the cost of storing and transporting propylene is substantial and there is inadequate infrastructure in Brazil to permit the importation of large quantities of these products, we are highly dependent on propylene supplied by Petrobras and production volumes of, and net sales revenue from, polypropylene products would decrease, and our overall financial performance would be negatively affected, in the event of the following:

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

Standard & Poor’s Ratings Services, a division of The McGraw-Hill Companies, Inc., or Standard & Poor’s, Moody’s Investors Service, or Moody’s, and Fitch, Inc., or Fitch, maintain ratings of our company and our debt securities. Currently, Standard & Poor’s, Moody’s and Fitch maintain ratings of our company on a local and a global basis. On a global basis, Standard & Poor’s maintains a local currency rating for our company of “BBB— (stable)” and a foreign currency rating for our company of “BBB— (stable),” Moody’s altered the local currency rating for our company of “Baa3 (negative)” and foreign currency rating for our company of “Baa3 (negative),” and Fitch altered the local currency rating for our company of “BBB-/Negative Outlook” and foreign currency rating for our company of “BBB-/Negative Outlook.” Any decision by these agencies to downgrade the ratings of our company or of our debt securities in the future would likely result in increased interest and other financial expenses relating to our borrowings and debt securities and the inclusion of financial covenants in the instruments governing new indebtedness, and could significantly reduce our ability to obtain such financing on satisfactory terms or in amounts required by us and our liquidity.

Some of our shareholders may have the ability to determine the outcome of corporate actions or decisions, which could affect the holders of our class A preferred shares and the ADSs.

Odebrecht S.A., or Odebrecht, directly or through its wholly-owned subsidiary Odebrecht Serviços e Participações S.A., or OSP, owns 38.38% of our outstanding share capital, including 50.11% of our voting share capital. Designees of Odebrecht constitute a majority of the members of our board of directors. Under a shareholders’ agreement to which OSP and Petrobras are parties, which we refer to as the Petrobras Shareholders’ Agreement, we have agreed to undertake certain actions only after Odebrecht and Petrobras have reached a consensus with respect to those actions and Odebrecht will have the sole power to approve the business plan of our company, as described under “Item 7. Major Shareholders and Related Party Transactions—Major Shareholders—Shareholders’ Agreements.” As a result, Odebrecht will have the ability to determine the outcome of most corporate actions or decisions requiring the approval of our shareholders or our board of directors — in certain instances, with the consent of Petrobras — which could affect the holders of our class A preferred shares and the American Depositary Shares, or ADSs.

We may face conflicts of interest in transactions with related parties.

We maintain trade accounts receivable and current and long-term payables with some of our affiliates and other related parties, including Petrobras, which is our sole domestic supplier of naphtha. Petrobras holds 36.2% of our outstanding share capital, including 47.0% of our voting share capital. These accounts receivable and accounts payable balances result mainly from purchases and sales of goods, which are at prices and on terms equivalent to the average terms and prices of transactions that we enter into with third parties, other than the prices that we pay under our naphtha purchase agreements with Petrobras, which we believe are more suitable to the products that we receive from Petrobras compared to products and prices available in transactions that we enter into with other third parties. We also engage in financial and other transactions with some of our direct and indirect shareholders. These and other commercial and financial transactions between us and our affiliates could result in conflicting interests between our company and these shareholders.

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

We may face unforeseen challenges in the implementation of Project Ethylene XXI which could result in this project failing to provide expected benefits to our company.

In 2012, we began construction of an olefins complex, or the Mexico Complex, to be located in the Mexican state of Veracruz. For more information about this project, which we refer to as Project Ethylene XXI, see “Item 4. Information on the Company—Capital Expenditures—Joint Venture Projects—Project Ethylene XXI” and “Item 4. Information on the Company—Agreements Relating to Project Ethylene XXI.”

Braskem Idesa S.A.P.I., or Braskem Idesa, our joint venture with Grupo Idesa, S.A. de C.V., one of Mexico’s leading petrochemical groups, or Idesa, to develop Project Ethylene XXI will undertake significant capital expenditure programs to implement this project. Our ability to achieve our strategic objectives relating to this project will depend on, in large part, the successful, timely and cost-effective implementation of this project. Factors that could affect this implementation include the following:

•      the outcome of negotiations with governments, suppliers, customers or others;

•      market conditions that may adversely affect the ability of Braskem Idesa to obtain the financing necessary for the implementation of these projects;

•      difficulties in obtaining necessary licenses and or complying with applicable regulations;

•      the occurrence of unforeseen technical difficulties (including technical problems that may delay start-up of, or interrupt production from, Project Ethylene XXI or lead to unexpected downtime of the plants of Braskem Idesa);

•      delays in the delivery of third-party equipment or services by Braskem Idesa’s vendors;

•      the failure of the equipment supplied by these vendors to comply with the expected capabilities of this equipment; and

•      delays resulting from the failure of third-party suppliers or contractors to meet their obligations in a timely and cost-effective manner.

Although we believe that the cost estimate and implementation schedule of Project Ethylene XXI are reasonable, we cannot assure you that the actual costs or time required to complete the implementation of this project will not substantially exceed our current estimates. Any significant cost overrun or delay could hinder or prevent the implementation of our business plan, as originally conceived, and result in revenues and net income being less than expected.

Future adjustments in tariffs on imports that compete with our products could cause us to lower our prices.

We currently benefit from tariffs imposed by the Brazilian government on imports that allow us to charge prices for our polyolefins and vinyls products in the domestic market that include a factor based on the tariffs levied on comparable imports of those products. However, the Brazilian government has in the past used import and export tariffs to effect economic policies, with the consequence that tariffs can vary considerably, especially tariffs on petrochemical products. For example, in 2004 the Brazilian government lowered the tariffs applicable to most of the thermoplastic products that we produce by 1.5%. In September 2012, the Brazilian government increased import duties on 100 products related to various industries, including an increase on the import tariff for polyethylene. In October 2012, it increased the import tariff for polyethylene from 14% to 20%. Future adjustments of tariffs could lead to increase competition from imports and cause us to lower our domestic prices, which would likely result in lower net sales revenue and could negatively affect our overall financial performance.

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

Labor unrest in our plants and facilities may have a material adverse effect on our financial condition or results of operations. For example, in August 2010, the unionized employees at our Neal, West Virginia plant went on strike. During the strike, the plant operated under the supervision of management until May 2011, when Braskem America entered into a new collective bargaining agreement. Although we believe that we maintain good relations with our employees, future labor actions, including strikes, could have a material adverse effect on our financial performance.

Natural disasters, severe weather and climate conditions could have a material adverse effect on our overall business.

Some of our facilities are located in places that could be affected by natural disasters, such as floods, earthquakes, hurricanes, tornados and other natural disasters, which could disrupt our operations or the operations of our customers and could damage or destroy infrastructure necessary to transport our products as part of the supply chain. Such events could require maintenance shutdowns, delay shipments of existing inventory or result in costly repairs, replacements or other costs, all of which could have a material adverse effect on our financial performance.

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

Future changes in industrial policy and related actions undertaken by the Brazilian government may negatively affect demand for our products as well as our net sales revenue and overall financial performance.

We currently benefit from certain industrial policies and related actions undertaken by the Brazilian government intended to strengthen the domestic economic and certain local industries. Some of these policies and actions have recently included reductions in payroll taxes for plastic manufacturers, a program to improve the competitiveness of Brazilian plastics producers in the export markets by refunding the federal taxes levied on their export sale, intervention of the federal government to limit uniform import tariffs at local ports, and increases in import duties on certain products, including polyethylene. Such industrial policies may be of limited duration and may be renewed or discontinued at the discretion of the Brazilian government. We cannot predict or control which policies will be renewed or discontinued and whether future changes to Brazilian industrial policy will be proposed and enacted in the future. If industrial policies that benefit us expire, or policies detrimental to us are implemented, our business, results of operations and financial condition may be adversely affected.

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

The Brazilian currency has been devalued on several occasions during the last four decades. Throughout this period, the Brazilian government has implemented various economic plans and various exchange rate policies, including sudden devaluations, periodic mini-devaluations (during which the frequency of adjustments has ranged from daily to monthly), exchange controls, dual exchange rate markets and a floating exchange rate system. From time to time, there have been significant fluctuations in the exchange rate between the Brazilian currency and the U.S. dollar and other currencies. In 2008, primarily as a result of the international financial volatility, foreign investors removed billions of reais from the Brazilian Securities, Commodities and Futures Exchange (BM&FBOVESPA S.A. – Bolsa de Valores, Mercadorias e Futuros), or the BM&FBOVESPA, resulting in the depreciation of the real  by 31.9% against the U.S. dollar. The real appreciated against the U.S. dollar by 25.5% during 2009 and by 4.3% during 2010. The real depreciated by 12.6% against the U.S. dollar during 2011 and by 9.0% during 2012.

Depreciation of the real  relative to the U.S. dollar also could result in inflationary pressures in Brazil by generally increasing the price of imported products and services. In addition, depreciation of the real  could weaken investor confidence in Brazil and reduce the market price of our class A preferred shares and the ADS. On the other hand, the appreciation of the real  against the U.S. dollar may lead to a deterioration of the country’s current account and the balance of payments and may dampen export-driven growth.

We had total foreign currency-denominated debt obligations, all of which were denominated in U.S. dollars, in an aggregate amount of R$12,107.0 million (US$5,924.6 million) as of December 31, 2012, representing 69.1% of our consolidated indebtedness, excluding transaction costs. As of December 31, 2012, we had US$983.2 million in foreign currency-denominated cash and cash equivalents.

A significant depreciation of the real  in relation to the U.S. dollar or other currencies could increase our financial expenses as a result of foreign exchange losses that we must record and could reduce our ability to meet debt service requirements of our foreign currency-denominated obligations. For example, the 9.0% and 12.6% depreciation of the real  against the U.S. dollar in 2012 and 2011, respectively, were significant factors in our net losses for those years.

The prices of naphtha, our most important raw material, and of some of our other raw materials, are denominated in or linked to the U.S. dollar. Naphtha accounted, directly and indirectly, for 49.3% of our consolidated cost of sales and services rendered in 2012. When the real  depreciates against the U.S. dollar, the cost in reais  of our U.S. dollar-denominated and U.S. dollar-linked raw materials increases, and our operating income in reais  may decrease to the extent that we are unable to pass on these cost increases to our customers as occurred in the first half of 2012 and may occur again in the future.

The Brazilian government’s actions to combat inflation may contribute significantly to economic uncertainty in Brazil and reduce demand for our products.

Historically, Brazil has experienced high rates of inflation. Inflation, as well as government efforts to combat inflation, had significant negative effects on the Brazilian economy, particularly prior to 1995. The inflation rate, as measured by the General Price Index—Internal Availability (Índice Geral de Preços—Disponibilidade Interna), or the IGP-DI, reached 2,708% in 1993. Although inflation rates have been substantially lower since 1994 than in previous periods, inflationary pressures persist. Inflation rates, as measured by the IGP-DI, were 9.1% in 2008, (1.4)% in 2009, 11.3% in 2010, 5.0% in 2011 and 8.10% in 2012. The Brazilian government’s measures to control inflation have often included maintaining a tight monetary policy with high interest rates, thereby restricting availability of credit and reducing economic growth. Inflation, actions to combat inflation and public speculation about possible additional actions also may contribute to economic uncertainty in Brazil and to heightened volatility in the Brazilian securities markets.

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

Our financial expenses are affected by changes in the interest rates that apply to our floating rate debt. As of December 31, 2012, we had, among other debt obligations, R$2,536.2 million of loans and financing and debentures that were subject to the Long-Term Interest Rate (Taxa de Juros de Longo Prazo), or TJLP, R$1,556.0 million of loans and financing and debentures that were subject to the Interbank Deposit Certificate (Certificado de Depósito Interbancário), or CDI rate, and R$2,040.2 million of loans and financing that were subject to the London Interbank Offered Rate, or LIBOR.

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

The purchase and sale of foreign currency in Brazil is subject to governmental control. Many factors could cause the Brazilian government to institute more restrictive exchange control policies, including the extent of Brazil’s foreign currency reserves, the availability of sufficient foreign exchange on the date a payment is due, the size of Brazil’s debt service burden relative to the economy as a whole, Brazil’s policy towards the International Monetary Fund and political constraints to which Brazil may be subject. A more restrictive policy could increase the cost of servicing, and thereby reduce our ability to pay, our foreign currency-denominated debt obligations and other liabilities. Our foreign-currency debt denominated in dollars represented an aggregate of 69.1% of our indebtedness on a consolidated basis as of December 31, 2012. If we fail to make payments under any of these obligations, we will be in default under those obligations, which could reduce our liquidity as well as the market price of our class A preferred shares and the ADS.

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

The Brazilian securities markets are substantially smaller, less liquid and more volatile than major securities markets in the United States. The BM&FBOVESPA, which is the principal Brazilian stock exchange, had a market capitalization of R$2,524 billion (US$1,236 billion) as of December 31, 2012 and an average daily trading volume of R$7.3 billion (US$3.7 billion) for 2012. In comparison, aggregate market capitalization of the companies (including U.S. and non-U.S. companies) listed on The New York Stock Exchange, or the NYSE, was US$14.1 trillion as of December 31, 2012 and the NYSE recorded an average daily trading volume of US$54.0 billion for 2012. There is also significantly greater concentration in the Brazilian securities markets. The ten largest companies in terms of market capitalization represented approximately 52% of the aggregate market capitalization of the BM&FBOVESPA as of December 31, 2012. The ten most widely traded stocks in terms of trading volume accounted for approximately 43% of all shares traded on the BM&FBOVESPA in 2012. These market characteristics may substantially limit the ability of holders of the ADSs to sell class A preferred shares underlying ADSs at a price and at a time when they wish to do so and, as a result, could negatively impact the market price of the ADSs themselves.

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

ITEM 4. INFORMATION ON THE COMPANY

We are the largest producer of thermoplastic resins in the Americas, based on annual production capacity of our 29 plants in Brazil, five plants in the United States and two plants in Germany as of December 31, 2012. We are the only producer of ethylene, polyethylene and polypropylene in Brazil. We produce a diversified portfolio of petrochemical and thermoplastic products and have a strategic focus on thermoplastic resins, including polyethylene, polypropylene and PVC. We are also the third largest Brazilian-owned private sector industrial company, based on net sales revenue in 2011 (the latest year for which such information is available). We recorded net sales revenue of R$35,513.4 million and a net loss of R$738.3 million during the year ended December 31, 2012.

As of December 31, 2012, our business operations were organized into four production business units, which corresponded to our principal production processes, products and services. Our business units were as follows:

•      Basic Petrochemicals, which includes our production and sale of basic petrochemicals at the Northeastern Complex, the Southern Complex, the São Paulo Complex and the Rio de Janeiro Complex and our supply of utilities produced at these complexes to second generation producers, including some producers owned or controlled by our company. This segment accounted for net sales revenue of R$23,603.0 million, or 51.8% of the net sales revenue of all reportable segments, including net sales to our other business units, and had an operating margin of 5.3% in 2012;

•      Polyolefins, which includes the production and sale of polyethylene, including the production of “green polyethylene” from renewable resources, and polypropylene produced by our company in Brazil. This segment accounted for net sales revenue of R$14,456.8 million, or 31.7% of the net sales revenue of all reportable segments, including net sales to our other business units, and had an operating margin of 3.0% in 2012;

•      International Business, which includes the operations of Braskem Europe, which consist of the production and sale of polypropylene in the United States and the operations of the polypropylene business in the United States and Germany that we acquired from Dow Chemical Company, or Dow. This segment accounted for net sales revenue of R$5,465.2 million, or 12.0% of the net sales revenue of all reportable segments, including net sales to our other business units, and had an operating margin of 5.8% in 2012; and

•      Vinyls, which includes our production and sale of PVC and caustic soda. This segment accounted for net sales revenue of R$2,019.9 million, or 4.4% of the net sales revenue of all reportable segments, including net sales to our other business units, and had a negative operating margin of 2.8% in 2012.

Strategy of Our Company

Our strategic objective is to be the world leader in the production of chemicals from renewable feedstock, to satisfy our customers in the plastics value chain and the chemical industry, with a focus on PE, PP and PVC, in Brazil and the Americas, while maximizing return on the capital invested by shareholders.

The key elements of our strategy include:

•      Differentiation of Our Business. We recognize the cyclical nature of the markets for our petrochemical products and believe that, by focusing on relationships with our customers, we can foster customer loyalty even during periods of lower demand. Our growth strategy is centered on increasing customers’ consumption of our products, and enabling them to substitute non-plastic materials with thermoplastics. We are seeking to establish close, long-term relationships with our customers and are committed to providing technological support and solutions to our customers through our research centers in Rio Grande do Sul (Brazil), and in Pittsburgh, Pennsylvania (United States), which develop processes, products and applications for the petrochemical sector and which, as of December 31, 2012, collectively had approximately 317 employees. We are seeking to continue to serve as partners with our customers in developing new products and applications and, consequently, new business opportunities for them. We offer our customers more flexible delivery options and credit terms unlike importers, which typically offer deliveries only through port facilities financed through letters of credit.

•       Acquisition of Traditional and Renewable Feedstocks at Competitive Prices. We are seeking to continue to diversify our feedstock purchases to obtain more competitive prices and as part of this effort, began to import lower-cost naphtha in 2002, and during the past several years have imported between 25% and 30% of our feedstock requirements under supply arrangements with suppliers in North Africa and Latin America. We are seeking to continue to reduce our operating costs through negotiations of feedstock purchases at competitive prices.

In addition, we are seeking to diversify the raw materials that we use for our production processes. As part of the Quattor Acquisition described under “—History and Development of Our Company—Quattor Acquisition,” we acquired RioPol, which uses ethane and propane as feedstock, and Quattor Química S.A., or Quattor Química, which uses light refinery hydrocarbons as feedstocks for a portion of its production. Braskem Idesa has entered into a long-term supply contract to purchase ethane from Pemex Gas y Petroquímica Básica, or Pemex Gas, a state-owned Mexican company, under competitive commercial conditions. We expect that the new petrochemical complex in Peru that we are evaluating with Petróleos del Peru—PetroPeru S.A., or PetroPeru, will, if implemented, use low cost ethane in their production processes.

In September 2010, we opened our new plant that produces ethylene using sugarcane based ethanol, a 100% renewable resource that is widely used in the Brazilian market. We use this ethylene as a raw material to make “green” polyethylene.

•       Expansion in Selected International Markets. As part of the continuous evaluation of our business and plans, we regularly consider a range of strategic options and transactions. From time to time, we consider a variety of potential strategic transactions to expand our presence in the global petrochemicals market. We plan to expand the production capacity of our business units during the next several years by constructing new facilities (greenfield projects) with access to competitive raw material sources independently or in conjunction with third parties and/or through the acquisition of petrochemical producers that currently compete with us or produce complementary products.

➢     In 2012, we began construction of the Mexico Complex following conclusion of negotiations for the engineering, procurement and construction contract and related financing agreements. Project Ethylene XXI will increase the proportion of gas in our feedstock matrix and is expected to include an ethylene cracker that produces 1.05 million tons of ethylene per year from ethane and will include two high density polyethylene plants and a low density polyethylene plant having a combined annual production capacity of 1.0 million tons. Commencement of operations is scheduled for the first half of 2015. For more information, see “Item 4. Information on the Company—Capital Expenditures—Joint Venture Projects—Project Ethylene XXI” and “Item 4. Information on the Company—Agreements Relating to Project Ethylene XXI.”

➢     We have entered into a memorandum of understanding with PetroPeru and Petrobras to evaluate the technical and economic feasibility of the construction of a new petrochemical complex in Peru that would use ethane as its feedstock to produce polyethylene

We believe that additional capacity purchased or developed by us together with joint venture partners will enable us to maintain and expand our leadership position in the Americas and support our expansion into strategic export markets.

•      New Business Opportunities. We are pursuing business opportunities by developing new and specialized products and technologies, including the following:

➢     We are continuing to develop manufacturing processes to produce “green” polymers made out of renewable raw materials in an effort to maintain our leadership in the production of environmentally sustainable resins, such as (1) the processes that we began using in September 2010 in our new plant that produces ethylene using sugarcane based ethanol, a 100% renewable resource, and (2) a process to produce “green” polypropylene in partnership with Novozymes, a world leader in the production of industrial enzymes;

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

We are pursuing opportunities to partner with leading companies in the industry to develop new technologies and to advance the development of conventional technologies. We have taken an important step in developing this strategy by (1) entering into joint development and supply agreements with Ineos Europe Limited, or Ineos, a leading developer of technologies for the global petrochemical industry, through which we will license polyethylene technologies to produce HDPE for Project Ethylene XXI and (2) entering into a joint development agreement with Basell Polyolefins to develop technologies to produce LDPE for Project Ethylene XXI. Under this agreement, we and Ineos will also conduct joint research and development for these new polyethylene platforms. Some of the technology we are licensing in connection with this strategic partnership will be applied in our Project Ethylene XXI in Mexico. For more information about Project Ethylene XXI, see “Item 4. Information on the Company—Capital Expenditures—Joint Venture Projects—Project Ethylene XXI” and “Item 4. Information on the Company—Agreements Relating to Project Ethylene XXI.”

 In addition, we are intensifying our program to develop and produce certain catalysts for our plants that are otherwise available only from a single source or a small number of suppliers, and we continue to seek to improve our production processes in order to achieve lower production costs and greater operational efficiency.

History and Development of Our Company

We were founded in 1972 as Petroquímica do Nordeste Copene Ltda. to plan, execute and coordinate the activities of the petrochemical complex located in Camaçari in the State of Bahia, or the Northeastern Complex. The construction of the Northeastern Complex formed part of a development policy of the Brazilian government implemented in the early 1970’s to diversify the geographical distribution of industrial assets and to promote economic growth across different regions of Brazil. On June 18, 1974, we were incorporated as a corporation under the laws of Brazil (registered with the Board of Trade of the State of Bahia under company registry No. 29300006939) and were renamed Copene Petroquímica do Nordeste S.A. In 2002, we changed our corporate name to Braskem S.A. On December 11, 2012, we contributed all of the capital stock of Braskem American to Braskem Europe, as a result of which Braskem America became a wholly owned subsidiary of Braskem Europe.

The following discussion highlights the important developments in our business since January 1, 2010.

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

Strategic Rationale for the Sunoco Chemicals Acquisition

Through the Sunoco Chemicals Acquisition, we have taken an important step in the internationalization of our company and the establishment of our company as a participant in the U.S. petrochemical industry. We believe our acquisition of Braskem America will provide access to raw materials at competitive prices, diversification of our sources of raw materials and access to leading consumer markets. In addition, we believe that this acquisition may provide commercial and logistics synergies with Project Ethylene XXI when it becomes operational. In addition, we anticipate that this acquisition will assist in positioning our company to participate in growth opportunities in the North American market that may arise from further consolidation of the petrochemical industry in North America.

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

Quattor Acquisition

On January 22, 2010, we entered into an investment agreement with Odebrecht, OSP, Petrobras, Petroquisa and União de Indústrias Petroquímicas S.A., or Unipar, which we refer to as the Quattor Investment Agreement, under which, among other things:

•       In February 2010, a subsidiary of Petrobras, which owned all of our common shares that were owned by Petrobras and its subsidiaries, was merged into BRK Investimentos Petroquímicos S.A., or BRK, a subsidiary of Odebrecht to which Odebrecht had contributed all of our common shares that were owned by Odebrecht and its subsidiaries.

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

In addition to these transactions, in May 2010, we purchased 33.3% of the outstanding share capital of Polibutenos from, Chevron Oronite do Brasil Ltda., or Chevron Brasil, for an aggregate amount of R$22.5 million. As a result of these acquisitions, Polibutenos became our wholly-owned subsidiary.

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

Accounting and Financial Impact of the Quattor Acquisition

As a result of our acquisition of control of Quattor, we have consolidated the results of Quattor and its subsidiaries into our financial statements as from May 1, 2010. As a result of our acquisition of control of Unipar Comercial, we consolidated the results of Unipar Comercial into our financial statements as from May 1, 2010 until its merger with QuantiQ, on January 3, 2011. As a result of our acquisition of control of Quattor, we consolidated the results of Polibutenos into our financial statements as from May 1, 2010. On September 1, 2010, Polibutenos and Quattor Química merged with and into Quattor. As a result of our decision to dispose of QuantiQ, we have recorded the operations of this subsidiary as discontinued operations as from January 1, 2010.

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

Agreements Relating to Project Ethylene XXI

Financing Agreements

In December 2012, Braskem Idesa entered into a common terms agreement with certain financial institutions to finance the development, design, construction and initial operation of the Mexico Complex, which will include a 1,050 kiloton per year ethane cracker to produce ethylene based on Technip technology, integrated with two high density polyethylene plants using Ineos Innovene S technology and a low density polyethylene plant using Basell Lupotech T technology. In addition, proceeds from the initial disbursement will be used to pay all outstanding amounts under an intercompany bridge loan that we have entered into in connection with the project. In connection with the common terms agreement, Braskem Idesa entered into eight separate financing agreements with Brazilian and international financial institutions and development banks in an aggregate principal amount of up to US$3.2 billion.

Currently, there have been no disbursements under these credit facilities, as Braskem Idesa is in the process of satisfying the conditions precedent for the initial disbursement.  All amounts under these credit facilities will be secured by Braskem’s shares in Braskem Idesa. The conditions precedent to the initial disbursement and each subsequent disbursement under the common terms agreement include a debt to base equity ratio after disbursement, as calculated under the common terms agreement, no greater than 70:30.

Equity Support Agreement

In December 2012, we, Braskem Idesa, Etileno XXI, S.A. de C.V., and Idesa entered into an equity support agreement pursuant to which Braskem Idesa’s shareholders agreed to make and guarantee payment of certain equity contributions to Braskem Idesa.  Pursuant to the equity support agreement, the parties are required to make a base equity commitment of US$1.4 billion in proportion to their percentage ownership in Braskem Idesa (Braskem 75% and Idesa 25%). Base equity payments must be made ten days prior to loan disbursements made under the project financing agreements (discussed above), in amounts calculated pursuant to the equity support agreement. In the event that project cost exceeds the US$4.5 billion currently contemplated, the shareholders have also assumed the obligation of making certain primary and secondary contingent equity payments to cover any additional amounts necessary to complete the project.  The primary contingent equity amount is approximately US$344 million, to be funded in proportion to the parties’ ownership percentages. Currently, we have not provided credit support for our obligation to fund our portion of such primary contingent equity obligations and the entirety of the secondary contingent equity payments, but in the event that we cease to have an investment grade rating prior to the release of our base and contingent equity obligations, we will be required to provide cash collateral or letters of credit in an amount equal to any such equity contributions that we may be required to make under the agreement.

Engineering, Procurement and Construction Contract

In September 2012, Braskem Idesa, as owner, and Ethylene XXI Contractors, S.A.P.I. de C.V. and Etileno XXI Services B.V., as contractors, entered into an alliance engineering, procurement and construction contract, or the EPC contract. This contract was amended and restated in December 2012.  Each contractor consists of a joint venture among Odebrecht Industrial Engineering B.V., ICA Fluor Petroquímica, S.A. de C.V. and Technip Italy S.p.A. Payments under the EPC contract are made on a “cost-plus” basis, in which Braskem Idesa reimburses costs of the contractors and pays a profit margin. Payments of costs are made prior to the beginning of each month based on an estimate of costs expected to be incurred during that month and are reconciled with costs actually incurred in the following month, and payments of the profit margin are made based on the achievement of milestones defined under the contract. Any cost overrun will be borne equally between Braskem Idesa and the contractors and any cost savings will be shared equally by Braskem Idesa and the contractors, in each case up to a maximum amount as calculated pursuant to the EPC contract. The contract provides for a guaranteed completion date of June 30, 2015 for the Mexico Complex and contains certain other performance guarantees and provisions for damages in case completion does not occur on or prior to the scheduled completion date.

Amendments to Braskem Idesa Shareholders’ Agreement

In February 2010, Braskem and Idesa entered into a shareholders’ agreement, which we refer to as the Braskem Idesa shareholders’ agreement, to govern our relationship with respect to Braskem Idesa. In November 2012, Braskem and Idesa entered into the first amendment to the Braskem Idesa shareholders’ agreement, under which our ownership interest in Idesa was increased to 75% minus one share of the equity interest in Braskem Idesa and Idesa’s ownership interest in Idesa was reduced to 25% plus one share of the equity interest. In December 2012, we and Idesa entered into the second amendment to the Braskem Idesa shareholders’ agreement, under which we agreed to fund up to 100% of the secondary contingent equity commitment under the equity support agreement.  The secondary contingent equity commitment is approximately US$40 million.

Sale of Cetrel and Braskem Distribuidora

On December 28, 2012, we sold all of our shares of Braskem Distribuidora, which owned our water treatment unit, and Cetrel S.A.—Empresa de Proteção Ambiental, or Cetrel, a waste treatment company in the Camaçari petrochemical complex, to Odebrecht Ambiental, a subsidiary of Construtora Norberto Odebrecht S.A., or CNO, a company in the Odebrecht Group, for an aggregate principal amount of R$652 million. In connection with this sale, we entered into agreements with Braskem Distribuidora (currently Distribuidora de Águas Camaçari) for the supply of industrial water and with Cetrel for the treatment and disposal of industrial effluents and waste.

Planned Sale of Distribution Business

Given the challenging scenario in the global industry and the impact of the global economic volatility that has led to a decline in the sector’s profitability, and consistent with our commitment to focus on investments on the petrochemical sector, we are currently negotiating the divestiture of QuantiQ and IQAG, our distribution business, which is not related to our core business. The sales process began in the last quarter of 2012 and we expect to conclude the divestiture of QuantiQ and IQAG during the first half of 2013.

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

_____________________________

(1)   Braskem owns 96.95% of the shares of Braskem Qpar directly and Braskem Petroquímica owns the remaining 3.04% of the shares of Braskem Qpar.

(2)   Currently held-for-sale.

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

In recent years, the use of ethane as a feedstock for the production of ethylene has increased as a result of the divergence between the cost of natural gas and oil (from which naphtha and condensate are derived). Natural gas reserves have increased, particularly in North America, as the technology to extract gas from shale has improved. In order to improve their global competitiveness, most U.S. ethylene producers with the raw material flexibility to use ethane as a feedstock have converted to the use of the ethane feedstocks. Approximately 68% of U.S. ethylene production in 2012 used ethane as feedstock, an increase of 12% over 2008. Since 2008, total natural gas production from shale gas in the United States has increased by 55%, or by 600  million barrels per day, and natural gas production in the United States is expected to increase by approximately 184  million barrels per day between 2013 and 2017. However, additional infrastructure, including pipelines, fractionators and terminals, will need to be added in order to accommodate this increase in supply.

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

Naphtha is the primary feedstock, accounting for approximately 46%of the world’s ethylene production. The use of ethane as a feedstock increased to approximately 34% of the world’s ethylene production and will likely continue to increase as a result of shale gas developments in North America. The petrochemical industries in South America, Asia and Europe predominantly use naphtha as feedstock, while those in the Middle East and North America primarily use ethane, propane or butane.

IHS reports that annual global ethylene production capacity in 2012 was 149.2  million tons. The table below sets forth annual global ethylene production capacity by region for 2012.

Region	Ethylene Production Capacity
(millions of tons per year)
Northeast Asia	36.0
North America	33.5
Middle East	28.2
Western Europe	23.7
Southeast Asia	10.0
South America	5.6
CIS and Baltic States	4.0
Indian Subcontinent	4.1
Central Europe	2.4
Africa	1.9
Total	149.2

______________

Source: IHS

A number of petrochemical companies have announced plans to build significant additional ethylene production capacity, primarily in Asia, the Middle East and North America. According to IHS, 34.3 million tons of annual ethylene capacity is scheduled to be commissioned between 2013 and 2017. However, expansions of ethylene capacity are frequently subject to delays and we cannot predict when the planned additional capacity will be commissioned, if at all.

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

Approximately 60% of all global ethylene production is used to produce polyethylene. Annual global capacity of polyethylene, polypropylene and PVC resins in 2012 was approximately 217.0  million tons, concentrated in Asia, followed by Europe and North America. IHS estimates that by 2017 annual production capacity of these resins will increase by approximately 51.7  million tons, driven primarily by the growth in polyethylene production, concentrated in the Middle East and Asia, particularly in China.

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

Set forth below is a graph showing the Asia Resin Price – Naphtha Cost spread of HDPE from 2003 through 2012.

___________________________

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

Latin American Petrochemical Industry

IHS reports that annual ethylene production capacity by producers in Latin America in 2012 was 6.8  million tons. We own and operate all of the ethylene capacity in Brazil. The table below sets forth annual global ethylene production capacity by country for 2012.

Country	Ethylene Production Capacity
(thousands of tons per year)
Brazil	3,952
Mexico	1,382
Argentina	880
Venezuela	600
Colombia	100
Chile	49
Total	6,831

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

Brazilian Petrochemical Industry

The production of first and second generation petrochemicals in Brazil centers around four major complexes. These complexes include:

•      the Northeastern Complex, which commenced operations in 1978, uses naphtha as its principal raw material and had an annual ethylene production capacity of 1,280,000 tons as of December 31, 2012;

•      the Southern Complex, which commenced operations in 1982, uses naphtha as its principal raw material and had an annual ethylene production capacity of 1,452,000 tons as of December 31, 2012;

•      the petrochemical complex located in Capuava in the State of São Paulo, or the São Paulo Complex, which commenced operations in 1972, uses naphtha as its principal raw material and had an annual ethylene production capacity of 700,000 tons as of December 31, 2012; and

•      the Rio de Janeiro Complex, which commenced operations in 2005, uses ethane and propane as its principal raw materials and had an annual ethylene production capacity of 520,000 tons as of December 31, 2012.

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

As of December 31, 2012, there were approximately 50 second generation producers operating in Brazil. We are the only producer of polyethylene and polypropylene located in Brazil, and one of two producers of PVC located in Brazil.

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

In 1997, Law No. 9,478/97 implemented the 1995 constitutional amendment by creating the Brazilian Energy Policy Council (Conselho Nacional de Política Energética) and the National Petroleum Agency (Agência Nacional do Petróleo), or the ANP, which were charged with regulating and monitoring the oil industry and the Brazilian energy sector. Following the creation of the ANP, new rules and regulations were implemented, aimed at gradually ending Petrobras’ monopoly. Our company has imported naphtha from trading companies and oil and gas producers located abroad since 1997. During 2012, Petrobras supplied 73.0% of the naphtha consumed by our company, and the remaining naphtha consumed by our company was imported.

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

The Brazilian government has frequently used import tariffs to implement economic policies. As a result, import tariffs imposed on petrochemical products have varied in the past and may vary significantly in the future. Tariffs on imports of first generation petrochemical products, primarily propylene, were set at 2.0% in 2004, and tariffs on polyethylene, polypropylene and PVC resins were set at 14.0% in 2004. On October 1, 2012, the Brazilian government increased the import tariff for polyethylene to 20.0%.

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

Additionally, in December 2010, CAMEX imposed on an additional anti-dumping tariff of 10.6% on polypropylene imports for a period of five years. The Brazilian anti-dumping tariff regime is scheduled to expire in December 2015.

In 2012, approximately 27.0% of Brazilian polyethylene, polypropylene and PVC resins were imported products, which reflected a 13.0% annual decline in the volume of resins imported. We believe this was largely attributable to the adoption by the Brazilian government of policies to discourage certain states from subsidizing the import tariffs on these resins. For more information, see “Item 5. Operating and Financial Review and Prospects—Principal Factors Affecting Our Results of Operations—Effects of Brazilian Industrial Policy—Import Tariffs at Local Ports.”

Supply and Demand

Per capita consumption of polyethylene, polypropylene and PVC resins in Brazil has grown by a compound annual growth rate of 3.5% between 2002 and 2012, reaching 24.6  kilograms per person in 2012 according to reports of IHS. However, Brazilian consumption of these resins is significantly lower than the consumption in the United States (67.0 kilograms per person), Western Europe (54.8 kilograms per person), and Japan (45.8 kilograms per person) reported by IHS.

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

	Estimated Total Brazilian Production	Total Imports	Total Exports	Estimated Total Brazilian Domestic Apparent Consumption
	(thousands of tons)
Olefins(1)(2)
2011	5,520.0	3.8	227.8	5,296.0
2010	5,119.0	0.2	252.7	4,866.5
Aromatics(2)(3)
2011	1,446.0	2.9	398.1	1,050.8
2010	1,399.2	0.3	509.9	889.5
Polyolefins(4)
2012	4.161.7	936.9	1,247.6	3,850.9
2011	3,956.0	1,058.2	1,303.8	3,711.0
2010	4,134.4	881.8	1,105.1	3,911.1
PVC
2012	758.6	403.1	2.1	1,159.5
2011	696.5	477.7	1.4	1,172.8
2010	724.9	387.0	2.2	1,109.7

___________________________

(1)   Includes ethylene, propylene and butadiene.

(2)   Production and trading data for olefins and aromatics relating to 2012 are available as of the date of this annual report.

(3)   Includes benzene, toluene and xylene.

(4)   Includes polyethylene, polypropylene and ethyl vinyl acetate copolymer, or EVA.

Source: ABIQUIM, ALICE-Web and Braskem estimates

North American Polypropylene Industry

The polypropylene industry in North America consists of 10 companies, including our company, with an aggregate annual production capacity of approximately 8.7 million tons of polypropylene. Competition is based on price, product quality, product delivery, reliability of supply, product performance and customer service. In general, demand is a function of economic growth in North America and elsewhere in the world. Based on published rated industry capacities, we are the largest producer of polypropylene in the United States. The rated capacity of our polypropylene plants as of December 31, 2012 was approximately 1,450,000 tons per year, or approximately 15.9% of total industry capacity in North America. Total demand for polypropylene in North American in 2012 was approximately 7.5 million tons, which was a 0.6% increase from 7.4 million tons in 2011.

European Polypropylene Industry

The polypropylene industry in Europe consists of 28 companies, including our company, with an aggregate annual production capacity of approximately 11.8 million tons of polypropylene. European demand for polypropylene is a function of economic growth in Europe and elsewhere in the world. In general, polypropylene is primarily utilized in injection molding, fiber applications, film and sheet plastic. Polypropylene is more exposed to the durable goods sector than HDPE, as polypropylene is used in significant quantities by the automotive sector. The rated capacity of our polypropylene plants as of December 31, 2012 was approximately 545,000 tons per year, or approximately 4.7% of total industry capacity in Europe. Total demand for polypropylene in Europe remained relatively stable at approximately 10.2 million tons in 2012 and 2011.

Basic Petrochemicals Unit

As of December 31, 2012, our Basic Petrochemicals Unit’s facilities had one of the largest annual production capacities of all first generation producers in Latin America. Including net sales to our other business units, our Basic Petrochemicals Unit generated net sales revenue of R$23,603.0 million in 2012, or 51.8% of the net sales revenue of all reportable segments. Net sales revenue generated by sales to our other business units was R$9,883.0 million during 2012, representing 41.9% of the net sales revenue of our Basic Petrochemicals Unit.

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

The products of our Basic Petrochemicals Unit are used primarily in the manufacture of intermediate second generation petrochemical products, including those manufactured by our Polyolefins Unit and our Vinyls Unit. Our Basic Petrochemicals Unit also supplies utilities to other second generation producers in each of the petrochemical complexes in which we operate and other companies located outside of these complexes, and renders services to those producers. In 2012, 79.4% of our Basic Petrochemicals Unit’s net sales revenue (including intra-company sales) was derived from the sale of basic petrochemicals, 10.2% from the sale of naphtha and condensate, 4.6% from the sale of fuels, 3.3% from the sale of intermediates, and 2.4% from the sale of utilities and services. In 2012, 41.9% of our Basic Petrochemicals Unit’s net sales revenue from sales of basic petrochemicals was derived from sales made to our Polyolefins and Vinyls Units.

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

	Year Ended December 31,
	2012	2011	2010(1)
	(thousands of tons)
Domestic sales(2):
Ethylene	523.8	491.3	438.4
Propylene	220.4	217.7	322.3
Cumene	250.5	290.9	195.5
Butadiene	216.4	252.9	224.6
BTX products(3)	744.4	679.6	643.6
Others	400.9	463.0	483.7
Total domestic sales of basic petrochemicals	2,356.4	2,395.4	2,308.1
Total export sales of basic petrochemicals	1,208.0	1,087.5	1,201.2
Total sales of basic petrochemicals	5,920.8	3,482.9	3,509.3

___________________________

(1)   Includes sales from the São Paulo Complex and the Rio de Janeiro Complex as from May 1, 2010.

(2)   In addition, we had the following intra-company sales:

•      approximately 2,805,500 tons of ethylene in 2012, 2,606,100 tons of ethylene in 2011 and 2,511,500 tons of ethylene in 2010;

•      approximately 950,000 tons of propylene in 2012, 905,400 tons of propylene in 2011, and 926,300 tons of propylene in 2010; and

•      approximately 36,900 tons of benzene in 2012, 23,100 tons of benzene in 2011, and 152,700 tons of benzene in 2010.

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

Utilities

We produce electric power, steam, compressed air and purified drinking and demineralized water, some of which are by-products of our production of basic petrochemicals. As a result of our sale of Braskem Distribuidora, we purchase water for our Northeastern Complex from Distribuidora de Águas Camaçari. We use these utilities in our own production processes, including those of our Polyolefins Unit and our Vinyls Unit, and sell these utilities to other second generation producers in each of the petrochemical complexes in which we operate and other companies located outside of these complexes. Our utilities facilities include units for thermoelectric power generation, water treatment and the production of steam and compressed air.

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

The table below sets forth the primary products of our Basic Petrochemicals Unit, annual production capacity as of December 31, 2012 and annual production for the years presented (including, as noted below, production of plants that we have acquired prior to our acquisition of these plants).

	Annual Production	Production For the Year Ended December 31,
Primary Products	Capacity	2012	2011	2010(1)
	(in tons, except automotive gasoline)
Olefins:
Ethylene	3,752,000	3,329,758	3,119,158	3,276,626
Propylene	1,585,000	1,349,142	1,411,098	1,520,142
Butadiene(2)	477,000	355,703	314,534	321,708
Aromatics:
Benzene	979,000	651,664	818,666	908,779
Cumene	320,000	246,243	295,529	286,284
Toluene(3)	195,000	150,525	133,717	149,202
Para-xylene	203,000	184,799	139,211	161,163
Ortho-xylene	126,000	92,656	73,843	91,402
Mixed xylenes(3)	166,000	85,968	95,555	88,801
Fuels and Fuel Additives:
Automotive gasoline(4)	1,256,000	615,004	867,951	1,088,788
ETBE	372,000	286,250	284,241	310,939

___________________________

(1)   Includes revenue generated from sales of these products from the São Paulo Complex and the Rio de Janeiro Complex as from May 1, 2010 as a result of the Quattor Acquisition.

(2)   Includes revenue generated from sales of butadiene by our new butadiene plant in the Southern Complex which has an annual production capacity of 103,000 tons and commenced operations in September 2012.

(3)   Actual production may exceed production capacity based on the quantity of toluene and mixed xylenes consumed in the production of para-xylene.

(4)   Automotive gasoline in cubic meters.

Raw Materials of Our Basic Petrochemicals Unit

Naphtha

Naphtha is the principal raw material that we use to produce our basic petrochemical products and represents the principal production and operating cost of our Basic Petrochemicals Unit. We also use condensate as a raw material in our basic petrochemical units in the Southern Complex.

The price of naphtha and condensate that we purchase varies primarily based on changes in the U.S. dollar-based international price of crude oil. Naphtha and condensate accounted for 82.5% of the total cost of sales of our Basic Petrochemicals Unit during 2012, and naphtha accounted for 81.8% of our direct and indirect consolidated cost of sales and services rendered during 2012.

The following table shows the average Amsterdam-Rotterdam-Antwerp market price of naphtha for the periods indicated.

	2013	2012	2011	2010

Average(1)	US$936.06	US$1,031.57	US$931.15	US$712.85
Month ended:
January	932.95	950.61	854.71	715.41
February	991.86	1,026.88	881.64	680.83
March	910.29	1,068.84	981.43	731.41
April (through April 3)	874.38	1,029.51	1,052.68	736.82
May		877.11	986.41	681.24
June		729.49	933.32	659.26
July		825.40	979.80	629.01
August		935.18	940.13	663.58
September		966.06	940.05	682.77
October		954.59	882.35	755.20
November		930.99	864.61	780.33
December		938.06	876.69	841.30

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

	Year Ended December 31,
	2012	2011	2010
Brazil	73.0%	74.7%	65.5%
Algeria	10.3	12.6	15.5
Argentina	5.0	6.3	5.3
Others	11.7	6.4	13.7
Total	100%	100%	100%

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

As is common with other first generation petrochemical producers, our Basic Petrochemicals Unit has a high concentration of sales to a limited number of customers. Net sales to our Basic Petrochemicals Unit’s 10 largest customers (excluding intra-company sales) accounted for 49.7% of our Basic Petrochemicals Unit’s total net sales revenue (excluding intra-company sales) during the year ended December 31, 2012.

The following table sets forth our net sales revenue derived from domestic and export sales, excluding inter-company sales, by our Basic Petrochemicals Unit for the years indicated:

	For the Year Ended December 31,
	2012	2011	2010
	(in millions of reais)

Net sales revenue:
Domestic sales	R$7,705.7	R$7,271.0	R$6,122.0
Export sales:
Europe	2,343.0	3,423.2	1,391.9
North America	2,009.7	2,102.8	1,210.3
South America (excluding Brazil)	483.3	564.4	534.3
Asia	959.8	253.5	220.1
Other	226.9	757.6	621.8
	6,022.7	7,101.5	3,978.4
	R$13,728.4	R$14,372.5	R$10,100.4

Domestic Sales of Basic Petrochemicals

As part of our commercial strategy, our Basic Petrochemicals Unit focuses on developing longer-term relationships with our customers and entering into long-term supply contracts that provide for minimum and maximum quantities to be purchased and monthly deliveries. We determine the domestic prices that we charge for ethylene by reference to Western European contract prices. We determine the domestic prices that we charge for propylene based on a formula under which 34% of the price is determined by reference to Northwest Europe prices and the remaining 66% is determined by reference to the North American contract prices. We determine the domestic price of butadiene by reference to the U.S. Gulf contract price, and our price for butadiene, unlike our prices for our other basic petrochemical products, include freight costs. We set the domestic prices of our BTX products, including benzene, para-xylene, ortho-xylene and toluene by reference to North American spot market prices. We set the domestic prices of solvents by reference to international market prices and we determine the domestic prices for our other olefins and aromatics products with reference to several market indicators.

Export Sales of Basic Petrochemicals

We export basic petrochemicals mainly to customers in the United States and in Europe. We set export prices for:

•      benzene, toluene and para-xylene with reference to market prices prevailing in the U.S. Gulf market; and

•      propylene, ETBE, ortho-xylene, butene-l and isoprene with reference to market prices prevailing in the European market.

We are focused on maintaining our leading position in the Brazilian market, while continuing to use our exports to hedge our operations and adjust the imbalances between demand and production. Export net sales of our Basic Petrochemicals Unit represented 25.5% of our Basic Petrochemicals Unit’s net sales revenue during 2012.

Additionally, we have applied our expertise in commodities trading to increase our resale operations of naphtha and oil derivatives in the international markets. In order to meet our crackers’ naphtha requirements (in terms of timing, pricing and quality), we maintain an excess supply of naphtha and resell the surplus on the spot market. During 2012, we reached average resale operations of R$200.7 million per month.

Fuels

We sell automotive gasoline and LPG to Petrobras and fuel distribution companies. Our Basic Petrochemicals Unit has been authorized by the ANP to produce and sell automotive gasoline since August 15, 2000. We sold approximately 824,800 cubic meters of type “A” automotive gasoline in 2012.

We set the domestic prices for fuels by reference to Brazilian market prices and we set export prices for automotive gasoline with reference to market prices prevailing in the U.S. Gulf market. Domestic net sales revenue of our Basic Petrochemicals Unit from automotive gasoline was R$925.4 million in 2012, and export net sales revenue of our Basic Petrochemicals Unit from automotive gasoline was R$119.4 million in 2012.

Utilities

We produce electric power, steam, treated water and compressed air for our own use and for sale to other second generation producers in each of the petrochemical complexes in which we operate and other companies located outside of these complexes. We set the prices of utilities based on our production costs. In 2012, our net sales revenue from sales of utilities (including sales to our other business units) was R$578.0 million.

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

During the past several years, as the relative cost of naphtha and gas as feedstocks for petrochemical crackers has diverged, many naphtha crackers, such as our company, have seen their margins come under increasing pressure as crackers using gas as a feedstock have become low-cost producers in the global markets. However, as gas crackers are unable to produce the co-products and byproducts that naphtha crackers generate, such as propylene, butadiene and BTX products, the prices of these products in the international markets have increased. In addition, lower operating rates at U.S oil refineries in 2011 reduced the availability of propylene in the international markets. As a result of the increased prices available for these co-products and byproducts, our net sales revenue from export sales of these products substantially increased and we believe that this increase in net sales revenue from exports of these products will continue in future periods in which the relative competitiveness of cracker feedstocks is disrupted. Competition in the international markets for these products is primarily based on the price of delivered products and competition has increased since mid-2008 as the balance between supply and demand was disrupted due to the impact of the global economic downturn on consumers of these products. A disruption of the balance between supply and demand for our olefins products occurred again at the end of 2011 as a result of the reduction in global market demand and the continued weak demand from Europe throughout 2012. In the international markets for our basic petrochemical products, we compete with a large number of producers, some of which are substantially larger and have substantially greater financial, manufacturing, technological and marketing resources than our company.

Polyolefins Unit

As of December 31, 2012, our polyolefins production facilities had the largest annual production capacity of all second generation producers of polyolefins products in Latin America. Our Polyolefins Unit generated net sales revenue of R$14,456.8 million during 2012, or 31.7% of the net sales revenue of all reportable segments.

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

•      the trend towards replacing traditional packaging materials, such as glass and paper, with plastics.

The following table sets forth a breakdown of the sales volume of our Polyolefins Unit by product line and by market for the years indicated.

	Year Ended December 31,
	2012	2011	2010(1)
	(thousands of tons)
Domestic sales:
Polyethylene (2)	1,660.5	1,510.2	1,530.4
Polypropylene	1,233.3	1,149.8	1,086.9
Other	21.5	20.1	16.4
Total domestic sales	2,915.4	2,680.1	2,633.7
Total export sales	1,334.8	1,334.3	1,079.9
Total Polyolefins Unit sales	4,250.2	4,014.4	3,713.6

____________________________

(1)   Includes sales of the polyethylene and polypropylene plants acquired as part of the Quattor Acquisition as from May 1, 2010.

(2)   Includes EVA.

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

Production Facilities of Our Polyolefins Unit

As of December 31, 2012, our Polyolefins Unit owned 19 production facilities. Our Polyolefins Unit operates seven plants located in the Southern Complex, five plants located in the Northeastern Complex, five plants located in the São Paulo Complex and two plants located in the Rio de Janeiro Complex.

The table below sets forth for each of our primary polyolefins products, our annual production capacity as of December 31, 2012 and annual production for the years presented. We only generated revenue from sales of polyethylene and polypropylene plants as from May 1, 2010, as a result of the Quattor Acquisition.

	Annual Production	Production For the Year Ended December 31,
Primary Products	Capacity	2012	2011	2010
	(in tons)	(in tons)
Polyethylene:
LDPE/EVA(1)	801,000	702,625	687,964	731,461
HDPE/LLDPE/UHMWP(2)	2,230,000	1,910,685	1,703,171	1,805,315
Polypropylene(3)	1,965,000	1,646,618	1,565,493	1,587,906

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

We are currently evaluating the construction of a new propylene plant that will use sugarcane ethanol as its primary raw material. We will use the propylene produced by this plant in the production of “green” polypropylene. We expect that this plant will have a minimum annual production capacity of 30,000 tons. The economic feasibility analysis of this project was concluded in 2012 and this project is expected to be submitted to the board of directors during 2013.

Raw Materials of Our Polyolefins Unit

Ethylene and Propylene

The most significant direct costs associated with our production of polyethylene and polypropylene are the costs of purchasing ethylene and propylene, which together accounted for 88.0% of our Polyolefins Unit’s total variable cost of production during 2012. Our Polyolefins Unit purchases ethylene and propylene from our Basic Petrochemicals Unit at prices determined by reference to international market prices for ethylene. During 2012, our Polyolefins Unit purchased all of its ethylene requirements and 56.3% of its propylene requirements from our Basic Petrochemicals Unit.

Propylene Contracts with Petrobras and its Subsidiaries

In March 2007, we entered into two five-year propylene supply contracts with Refinaria Alberto Pasqualini S.A., or REFAP, a refinery that is owned and operated by Petrobras. Under these contracts, we will purchase an initial annual supply of between 92,500 and 100,000 tons of propylene, representing between 92.5% to 100% of REFAP’s current annual propylene production capacity of 100,000 tons. These contracts expire in April 2013 and are automatically renewable for one three-month period, unless terminated by one of the parties.

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

In September 2005, we entered into a 20-year propylene supply contract, effective since May 2008, with Petrobras for our Paulínia plant. This contract is automatically renewable for consecutive two-year terms following the initial term, unless terminated by one of the parties. Under this contract, we purchase 300,000 tons of propylene per year. Under this contract:

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

Sales and Marketing of Our Polyolefins Unit

Our Polyolefins Unit sells polyethylene and polypropylene products to approximately 960 customers. We have a diversified product mix that allows us to serve a broad range of end users in several industries. The customers of our Polyolefins Unit generally are third generation petrochemical producers that manufacture a wide variety of plastic-based consumer and industrial goods.

Net sales revenue to the 10 largest customers of our Polyolefins Unit accounted for 16.7% of our Polyolefins Unit’s total net sales revenue during 2012. No customer of our Polyolefins Unit accounted for more than 3.0% of our total net sales revenue in 2012, 2011 or 2010.

The following table sets forth our net sales revenue derived from domestic and export sales by our Polyolefins Unit for the years indicated:

	For the Year Ended December 31,
	2012	2011	2010
	(in millions of reais)

Net sales revenue:
Domestic sales	R$10,427.3	R$9,174.1	R$8, 616.4
Export sales:
South America (excluding Brazil)	2,073.1	1,726.8	1,569.8
Europe	944.2	968.7	660.6
North America	655.1	710.2	356.8
Asia	245.8	217.0	151.6
Other	111.3	58.2	32.4
	4,029.5	3,680.9	2,771.2
	R$14,456.8	R$12,855.0	R$11,387.6

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

Prices and Sales Terms

We determine the domestic prices for polyethylene by reference to North American contract prices and our domestic prices for polypropylene by reference to Northeast Asian spot market prices. Our customers in Brazil may pay in full on delivery or elect credit terms that require payment in full within seven to 56 days following delivery. We charge interest based on prevailing market rates to our Brazilian customers that elect to pay on credit.

In the last few years, some Brazilian states have encouraged imports of polyethylene and polypropylene, as well as final products made from these polymers, by providing tax benefits to imported goods. However, the domestic industry pressured the Brazilian federal government to reestablish competitiveness of local industry by eliminating those benefits for imported products in the near future. On January 1, 2013, legislation took effect reducing the maximum ICMS tax that the state can charge from a rate of 12% to 4% on interstate sales of imported raw materials and other goods that are not wholly or partially manufactured in Brazil. As a result, Brazilian states are no longer able to attempt to attract imports at local ports by offering tax benefits in the form of reduced ICMS tax rates. For more information, see “Item 5. Operating and Financial Review and Prospects—Principal Factors Affecting Our Results of Operations—Effects of Brazilian Industrial Policy—Import Tariffs at Local Ports.”

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

Competition

We are the only producer of polyethylene and polypropylene in Brazil. We compete with polyolefins producers located in South America and with other importers of these products. In 2012, Brazilian polyethylene and polypropylene imports resulted in a 11.5% decline and represented 24.3% of Brazilian polyolefin consumption.

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

International Business Unit

Our International Business Unit includes:

•         the operations of Braskem America, which we acquired in April 2010 and consist of three polypropylene plants in the United States that we acquired in April 2010 and two additional polypropylene plants in the United States that we acquired as part of the Dow Polypropylene Acquisition in September 2011; and

•         the operations of the two polypropylene plants in Germany that we acquired as part of the Dow Polypropylene Acquisition in September 2011.

As of December 31, 2012, our International Business Unit’s facilities had the largest annual polypropylene production capacity in the United States. Our International Business Unit generated net sales revenue of R$5,465.2 million during 2012, or 12.0% of the net sales revenue of all reportable segments.

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

Products of Our International Business Unit

Our International Business Unit produces polypropylene. The sales volume of polypropylene by this unit was approximately 1,744,600 tons in 2012, 1,016,800 tons in 2011 and 639,800 tons in 2010. For a description of the uses of our polypropylene products, see “—Polyolefins Unit.”

Production Facilities of the International Business Unit

The table below sets forth the annual production capacity as of December 31, 2012 of the International Business Unit’s polypropylene plants in the United States and Germany and the annual production for the years presented (including, as noted below, production of the plants that we have acquired prior to our acquisition of these plants).

	Annual Production	Production For the Year Ended December 31,
Plant	Capacity	2012	2011	2010
	(in tons)

United States(1)	1,450,000	1,264,772	1,246,790	1,321,953
Germany(2)	545,000	492,294	523,097	517,238

____________________________

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

We acquire propylene for our polypropylene plants in the Unites States under a variety of long-term supply agreements and through the spot market. As of December 31, 2012, we had long-term agreements to supply between 50% and 60% of the propylene requirements of these plants. These supply agreements expire between January 2014 and August 2031, and many of these supply agreements provide for automatic renewal, unless cancelled by one of the parties. The pricing formulas for propylene under these supply agreements are generally based on market prices. We believe that we will be able to replace these propylene supply agreements upon the expiration of their terms from other sources upon terms at least as favorable to our company as the terms of these agreements.

A portion of the propylene supplied to our gulf coast plants is provided by a limited partnership that we formed with a leading basic petrochemicals producer, under which we acquire propylene produced by an ethylene facility of that producer in La Porte, Texas. Under the terms of the partnership agreement, the partnership has agreed to provide us with sufficient propylene to produce up to 35% of our U.S. gulf coast plants’ current annual production capacity through 2018, at prices calculated a cost-based formula that includes a fixed discount that declines until 2018.

We have entered into an arrangement with Enterprise Products under which Enterprise Products has committed to build a propane dehydrogenation plant that will produce propylene using shale gas and other nontraditional sources as its feedstock. This plant is expected to commence operations in 2015. Under this arrangement, following completion of this plan, Enterprise Products will supply us with sufficient propylene to produce approximately 65% of our U.S. gulf coast plants’ current annual production capacity under a long-term contract with a term of 15 years. Pricing under this contract will be based on market prices for propane and other market costs.

In June 2012, we acquired the propylene splitter assets at Sunoco’s Marcus Hook refinery. We will utilize the splitter assets to convert refinery grade propylene to polymer grade propylene for use at our Marcus Hook polypropylene plant.

We acquire propylene for our polypropylene plants in Germany under long-term supply agreements that provide for the supply of all of the propylene requirements of these plants. One of these supply agreements expires in December 2016 and is renewable until December 2021, and the other supply agreement expires in March 2021, and is automatically renewable for consecutive one-year terms, unless cancelled by one of the parties. The pricing formula for propylene under these supply agreements is based on market prices.

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

Sales and Marketing of Our International Business Unit

Our International Business Unit sells polypropylene products to approximately 450 customers. We have a diversified product mix that allows us to serve a broad range of end users in several industries. The customers of our International Business Unit generally are third generation petrochemical producers that manufacture a wide variety of plastic-based consumer and industrial goods.

Net sales revenue to the 10 largest customers of our International Business Unit accounted for 37.0% of our International Business Unit’s total net sales revenue during 2012.

The following table sets forth our net sales revenue derived from domestic and export sales by our International Business Unit for the years indicated:

	For the Year Ended December 31,
	2012	2011	2010
	(in millions of reais)
Net sales revenue:
South America	R$—	R$—	R$—
Europe	1,587.3	322.2	—
North America	3,887.9	2,961.6	1,697.8
Asia	—	—	—
Other	—	—	—
	R$5,465.2	R$3,283.8	R$1,697.8

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

Our primary competitors for sales in the polypropylene industry in North America are other large international petrochemical companies. In general, demand is a function of economic growth in North America and elsewhere in the world. Braskem’s total market share in North America in 2012 was 16.5%.

Our primary competitors for sales in the polypropylene industry in Europe are other large international petrochemical companies. In general, demand is a function of economic growth in Europe and elsewhere in the world.

Vinyls Unit

We are the leading producer of PVC in Brazil, based on sales volumes in 2012. As of December 31, 2012, our PVC production facilities had the third largest annual production capacity in Latin America. Our Vinyls Unit generated net sales revenue of R$2,019.9 million in 2012, or 4.4% of our net sales revenue of all reportable segments.

Our Vinyls Unit is the only vertically integrated producer of PVC in Brazil. Our PVC production is integrated through our production of chlorine, ethylene and other raw materials. Our Vinyls Unit also manufactures caustic soda, which is used by producers of aluminum and paper and chlorine.

In 2012, we had an approximate 50.1% share of the Brazilian PVC market, based on sales volumes of our Vinyls Unit.

Products of Our Vinyls Unit

The following table sets forth a breakdown of the sales volume of our Vinyls Unit by product line and by market for the years indicated.

	Year Ended December 31,
	2012	2011	2010
	(thousands of tons)
Domestic sales:
PVC(1)	560.9	484.0	504.8
Caustic soda	471.6	422.1	470.3
Other(2)	117.7	111.7	112.0
Total domestic sales	1,150.2	1,017.8	1,087.1
Total export sales	0.6	24.0	95.3
Total Vinyls Unit sales	1,150.8	1,041.8	1,182.4

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

We used 3.7% of our caustic soda production in 2012 and sold the remainder to third parties.

Production Facilities of Our Vinyls Unit

We own five vinyls production facilities. Two of our facilities are located in the Northeastern Complex, and three others are located in the State of Alagoas.

The table below sets forth for each of our primary vinyls products, our annual production capacity as of December 31, 2012 and annual production for the years presented.

	Annual Production	Production For the Year Ended December 31,
Primary Products	Capacity	2012	2011	2010
	(in tons)
PVC(1)	710,000	498,621	438,895	475,559
Caustic Soda(2)	539,000	393,940	366,923	460,773

____________________________

(1)   Represents capacity at three plants and production at four plants, including production during 2012 at our new PVC plant in Alagoas that has an annual production capacity of 200,000 tons and commenced operations in August 2012, and production during 2010 at our PVC plant in the State of São Paulo, which was permanently closed in January 2010.

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

Raw Materials of Our Vinyls Unit

Ethylene

The most significant direct cost associated with the production of PVC is the cost of ethylene, which accounted for 55.9% of our Vinyls Unit’s total cost of sales in 2012. Our Basic Petrochemical Unit supplies all of the ethylene required by our Vinyls Unit.

Electric Power

Electric power is a significant cost component in our production of chlorine and caustic soda. Electric power accounted for 18.9% of our Vinyls Unit’s total cost of sales in 2012. Our Vinyls Unit obtains its electric power requirements from various generators under long-term power purchase agreements. Our caustic soda plants at Camaçari and Alagoas and our PVC plant at Camaçari purchase their electric power requirements from CHESF under a long-term contract that expires in 2015. Companhia Energética de Alagoas S.A., or CEAL, distributes electric power to our PVC plant in Alagoas. The power purchase agreement with CEAL is renewable contracts with automatic rolling one-year extensions. These agreements provide us with the option to purchase our total electric power requirements based on an annual estimate. The price terms of this contract are based upon tariffs regulated by the Brazilian National Electrical Energy Agency (Agência Nacional de Energia Elétrica).

Salt

We used approximately 861,000 tons of salt during 2012. Salt accounted for 0.5% of our Vinyls Unit’s total cost of sales in 2012. We have exclusive salt exploration rights at a salt mine located near our Alagoas plant. We estimate that the salt reserves of this mine are sufficient to allow us to produce chlorine at expected rates of production for approximately 35 to 45 years. We enjoy significant cost advantages when compared to certain of our competitors due to the low extraction costs of rock salt (particularly compared to sea salt), and low transportation costs due to the proximity of the salt mine to our production facility.

Other Utilities

All of our Vinyls Unit’s facilities in the Northeastern Complex are supplied with other required basic utilities, including steam, purified and demineralized water, compressed air and nitrogen, by our Basic Petrochemicals Unit. Our plants in Alagoas supply their own utilities requirements.

Sales and Marketing of Our Vinyls Unit

Net sales to our 10 largest Vinyls Unit customers accounted for 38.8% of our Vinyls Unit’s total net sales revenue during 2012. One customer accounted for 12.2% of our Vinyl Unit’s total sales revenue in 2012, 14.8% in 2011 and 16.0% in 2010. Our largest caustic soda customer accounted for 8.1% of total caustic soda sales in 2012, 9.3% in 2011 and 10.8% in 2010. One customer accounted for 60.9% of our total external sales of and ethylene dichloride, or EDC, in 2011 and 58.9% in 2010. Our Vinyls Unit produces EDC, the principal feedstock used in the production of PVC. In 2012, we used all of our EDC production for further processing into PVC. Although we have historically sold EDC to third parties, we do not expect to do so in the future due to the opening of our new PVC plant in Alagoas in August 2012, as a result of which we expect to use all of the EDC we produce internally.

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

The following table sets forth our net sales revenue derived from domestic and export sales by our Vinyls Unit for the years indicated:

	For the Year Ended December 31,
	2012	2011	2010
	(in millions of reais)

Net sales revenue:
Domestic sales	R$2,017.6	R$1,716.4	R$1,726.4
Export sales:
North America	—	—	8.5
Europe	—	—	—
Asia	—	12.7	61.0
South America (excluding Brazil)	2.3	1.4	2.8
Other	—	—	0.6
	2.3	14.1	72.9
	R$2,019.9	R$1,730.5	R$1,799.3

We make most of our sales of PVC and caustic soda directly to Brazilian customers without the use of third party distributors. However, our Vinyls Unit maintains contractual relationships with three distribution centers located in Paulínia and Barueri, both in the State of São Paulo, and Joinville in the State of Santa Catarina that provide logistical support. In addition, we operate three warehouse facilities for PVC and six terminal tank facilities for caustic soda strategically located along the Brazilian coast to enable us to deliver our products to our customers on a “just-in-time” basis. Our Vinyls Unit develops its business through close collaboration with its customers, working together to improve existing products as well as to develop new applications for PVC. Our marketing and technical assistance groups also advise customers and potential customers that are considering the installation of manufacturing equipment for PVC end products.

Prices and Sales Terms

We determine the domestic prices for our PVC resins with reference principally to the prices paid by third generation producers in Brazil for imports of PVC, which generally reflect the Northeast Asian spot market price, plus additional service charges. Our export price for PVC is generally at a premium to the Northeast Asian spot market price and includes transportation costs. Delivery time, quality and technical service also affect the levels of sales of PVC resins. We establish our domestic price for caustic soda based on North American spot market prices and prices charged by our three domestic competitors, taking into account any import duties and freight costs. Approximately 24.6% of our caustic soda sales in 2012 were effected pursuant to agreements that are generally for one- to three-year terms and may include minimum and maximum prices.

Prices that we charge for our PVC and caustic soda products in the Brazilian market are traditionally higher than the prices that we obtain for our exports of these products. The difference in prices between the Brazilian and export markets results generally from:

•      transportation costs;

•      tariffs, duties and other trade barriers;

•      a pricing premium reflecting the tighter demand/supply relationship in Brazil; and

•      our reliability of supply, coupled with the technical support that we provide.

In the last few years, some Brazilian states have encouraged imports of polyethylene and polypropylene, as well as final products made from these polymers, by providing tax benefits to imported goods. However, the domestic industry pressured the Brazilian federal government to reestablish competitiveness of local industry by eliminating those benefits for imported products in the near future. On January 1, 2013, legislation took effect reducing the maximum ICMS tax that the state can charge from a rate of 12% to 4% on interstate sales of imported raw materials and other goods that are not wholly or partially manufactured in Brazil. As a result, Brazilian states are no longer able to attempt to attract imports at local ports by offering tax benefits in the form of reduced ICMS tax rates. For more information, see “Item 5. Operating and Financial Review and Prospects—Principal Factors Affecting Our Results of Operations—Effects of Brazilian Industrial Policy—Import Tariffs at Local Ports.”

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

Competition

PVC

We and Solvay are the only two producers of PVC in Brazil. Solvay’s total Brazilian installed annual production capacity is 300,000 tons, compared to our annual production capacity of 710,000 tons. Solvay’s production facilities are located in São Paulo and, therefore, are closer than our facilities to the primary PVC market in Brazil. However, we believe that our vertically integrated production capabilities, our modern PVC suspension plants, our strong relationship with our customers and our technical assistance programs enable us to compete effectively with Solvay.

We also compete with importers of PVC. Solvay, which has a plant in Argentina in addition to its plants in Brazil, is also our principal competitor in the Brazilian PVC market. Imports accounted for approximately 31.5% of Brazilian PVC consumption in 2012. Domestically produced PVC is currently competitively priced with imported PVC after taking into account transportation costs and import duties.

In addition, we compete with other producers of thermoplastics that manufacture the same PVC products or substitutes for products in our PVC product line. Thermoplastics principally consist of polyethylene and polypropylene and are used in certain applications as substitutes for PVC. Wood, glass and metals also are used in some cases as substitutes for PVC.

Caustic Soda

The four largest Brazilian producers of caustic soda accounted for 91.0% of Brazilian production in 2012. Our company and another international petrochemical company operate in this market throughout Brazil, while the other domestic producers of caustic soda generally operate on a local or regional basis. Imports accounted for 45.3% of Brazil’s total caustic soda consumption in 2012.

Our principal competitors in the caustic soda market elsewhere in South America are other international petrochemical companies operating in Brazil and producers located on the U.S. Gulf Coast.

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

We ship polypropylene produced by our International Business Unit to our customers by truck, rail, and coastal or ocean-going vessels. We lease approximately 3,900 railcars that we use to deliver the products that we produce in the United States.

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

We do not pay any continuing royalties under any of the arrangements or licenses used by our Basic Petrochemicals Unit or our Vinyls Unit. Most of the license agreements used by our Polyolefins Unit or our International Business Unit do not require us to pay any continuing royalties. Under the license agreements that require continuing royalty payments, we pay royalties on a quarterly basis based on the volume of the products produced using the licensed technology.

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

To meet these challenges, we maintain a research and development program that is primarily implemented at two research centers that we operate: the Braskem Center for Technology and Innovation located in the Southern Complex and the Braskem America Technology Center located in Pittsburgh, Pennsylvania. Through these research centers, we coordinate and maintain our research and development program, which includes the operation of (1) pilot plants, (2) catalysis, polymerization and polymer sciences laboratories, and (3) process engineering and automation centers. Our investments in research and development, which are classified as expenses, totaled R$106.2 million in 2012, R$99.1 million in 2011 and R$78.8 million in 2010.

Our research centers employ a staff of 317 employees, who seek to:

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

Capital Expenditures

In 2012, our total investments on property, plant and equipment and intangible assets totaled R$2,808.6 million, consisting primarily of (1) a capital expenditure of R$1,713 million (excluding capitalized interest) on our various projects and in maintaining and improving our assets; and (2) a R$993 million disbursement for our Project Ethylene XXI. Our total investments on property, plant and equipment and intangible assets in 2011 and 2010 totaled R$2,264.0 million and R$1,706.0 million, respectively. Additionally, our investments in interests in other companies were R$619.2 million in 2011 and R$939.4 million during 2010.

Capital Expenditure Budget

We currently are budgeting total capital expenditures of approximately R$2,244 million for 2013. Our principal capital expenditures for 2013 will consist of, in addition to the projects referred to in the preceding paragraphs:

•      approximately R$1,332 million for maintenance stoppages and other maintenance of our plants;

•      approximately R$536 million for Braskem’s equity contribution in Project Ethylene XXI in Mexico;

•      approximately R$204 million for health, environmental and quality improvement project; and

•      approximately R$173 million for new projects such as COMERJ and for improvements to the propylene splitter acquired from Sunoco in June 2012.

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

Alagoas PVC Plant

In May 2010, we commenced construction of a new PVC plant in Alagoas. This plant, which commenced production in August 2012, has an annual production capacity of 200,000 tons. The total cost of this project was approximately R$1,000 million.

Butadiene Plant

In March 2011, we commenced construction of a new butadiene plant in the Southern Complex. This plant, which commenced production in September 2012, has an annual production capacity of 103,000 tons. The total cost of this project was approximately R$300 million.

“Green” Polypropylene Plant

We are currently evaluating the construction of a new propylene plant that will use sugarcane ethanol as its primary raw material. We will use the propylene produced by this plant in the production of “green” polypropylene. We expect that this plant will have a minimum annual production capacity of 30,000 tons. The economic feasibility analysis of this project was concluded in 2012 and this project is expected to be submitted to the board of directors during 2013.

Joint Venture Projects

Project Ethylene XXI

Braskem and Idesa formed Braskem Idesa in April 2010 to develop, construct and operate an olefins complex, or the Mexico Complex, to be located in the Mexican state of Veracruz. The Mexico Complex is expected to include an ethylene cracker that produces 1.05 million tons of ethylene per year from ethane based on Innovene S technology licensed from Technip Italy S.p.A, or Technip, and is expected to include two high density polyethylene plants based on technology licensed from Ineos Commercial Services UK Limited (as successor to Ineos Europe Limited) and a low density polyethylene plant based on Lupotech T technology licensed from Basell Polyolefin GmbH. The three polyethylene plants are expected to have a combined annual production capacity of 1.0 million tons of HDPE and LDPE.

Braskem Idesa (as successor to us and Idesa) is party to an ethane supply agreement with Pemex Gas dated February 19, 2010, pursuant to which Pemex Gas will provide 66,000 barrels per day of ethane to the Mexico Complex for a period of 20 years at prices based on the Mont Belvieu purity ethane price. Beginning on the date of scheduled completion of the project, Braskem Idesa will be required to purchase, and Pemex Gas will be required to deliver, the minimum daily volume of ethane provided for under the supply agreement.

In February 2010, we and Idesa entered into the Braskem Idesa shareholders’ agreement to govern our relationship with respect to Braskem Idesa, which was amended in November 2012 and December 2012. The Braskem Idesa shareholders’ agreement, as amended, sets forth the understanding of the parties regarding the implementation of this project and the relationship of Braskem and Idesa as shareholders of Braskem Idesa. Under the Braskem Idesa shareholders’ agreement, as amended:

•      the parties agree that the polyethylene production of Braskem Idesa shall be used primarily to supply the Mexican market;

•      the parties agree to use their best efforts to use Braskem Idesa as their commercialization vehicle for polyethylene in Mexico;

•      we have the right to appoint four members and Idesa has the right to appoint two members of Braskem Idesa’s board of directors; decisions considered at Braskem Idesa’s ordinary shareholders meetings or by Braskem Idesa’s board of directors require the approval by a simple majority; prior to the start-up of the project, so long as Idesa holds at least 20% of the voting capital of Braskem Idesa, Braskem Idesa’s financial manager will be nominated by Idesa, subject to board approval; and Braskem Idesa’s chief executive officer, construction, corporate, industrial and commercial managers will be nominated by Braskem, subject to board approval;

•      upon the failure of Braskem and Idesa to agree to vote in favor of certain matters requiring a supermajority vote in an extraordinary shareholders meeting, (1) we will have the right to seek approval of such matters by a simple majority vote of Braskem Idesa’s shareholders, (2) in the event that such matters are approved by a simple majority vote of Braskem Idesa’s shareholders, we will have the option to purchase all of the shares then held by Idesa, and (3) in the event that we do not exercise this right, Idesa will have the option to sell all of its shares of Braskem Idesa to us; and

•      any disputes between Braskem and Idesa arising out of or in connection with the Braskem Idesa shareholders’ agreement will be resolved through arbitration.

The Braskem Idesa shareholders’ agreement also contains rights of first refusal, tag along rights and drag along rights in connection with the disposition of Braskem Idesa shares.

The estimated total cost of the Mexico Complex is approximately US$4.5 billion, including financial costs during construction and initial working capital requirements. We anticipate that (1) we and Idesa will contribute an aggregate of approximately 30% of the total costs as equity in proportion to our ownership interests in Braskem Idesa, and (2) the remainder will be borrowed by Braskem Idesa under project finance arrangements, collateralized by the assets of this project, with multilateral credit agencies, export credit agencies, development banks and private banks. See “Item 4. Information on the Company—Agreements Relating to Project Ethylene XXI.”

Construction of the Mexico Complex began in 2012 and we expect that it will begin production in the first half of 2015.

COMPERJ Project

In connection with the Quattor Acquisition, on January 22, 2010, we entered into an Association Agreement with Odebrecht, OSP, Petroquisa and Petrobras regarding the continued development of the Rio de Janeiro Petrochemical Complex which we refer to as the COMPERJ Petrochemical Facility and which is part of the COMPERJ Complex(Complexo Petroquímica do Rio de Janeiro), an integrated refinery and petrochemical complex, under development by Petrobras to be located in Itaboraí in the State of Rio de Janeiro.

Under the Association Agreement, Braskem entered into negotiations with the other parties to the Association Agreement to continue the development of, and assume control of, the COMPERJ Petrochemical Facility.

On December 14, 2011 we entered into a non-binding memorandum of understanding with Odebrecht, OSP and Petrobras that governs the development of the COMPERJ Petrochemical Facility. According to the memorandum of understanding, Braskem and Petrobras will jointly prepare the development of the COMPERJ Petrochemical Facility related to thermoplastic resins and will continue negotiations to reach the most efficient structure based on the analysis of all technical, environmental, financial, legal and tax aspects involved in the project. This will include an evaluation of whether Braskem will assume control of the existing assets of the COMPERJ Petrochemical Facility. We have concluded the initial engineering phase and expect that our board of directors will make a final decision related to our further investment in this project in 2014.

Under the Association Agreement, in the event that Braskem does not assume control of the COMPERJ Petrochemical Facility, Braskem will have the right, for so long as Petrobras collectively owns a controlling interest in COMPERJ Petrochemical Facility, to distribute COMPERJ Petrochemical Facility’s products to third parties on terms mutually acceptable to Petrobras and Braskem.

Petrobras has also developed the composed of three integrated plants focused to attend the textile sector:

•      a purified tereftalic acid plant with an annual production capacity of 700,000 tons;

•      a PET plant with an annual production capacity of 450,000 tons; and

•      a textile polymers and polyester filaments plant with an annual production capacity of 240,000 tons.

At the moment, Braskem has not yet established a position in relation to its participation in the project.

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

As a result of developments in the credit markets and in view of new potential sources of feedstock, we and Pequiven, together with PDVSA and the Venezuelan Ministry of Energy and Petroleum, decided to reevaluate the original development plan, resulting in:

(1)           a change in the location of the project from the previously proposed location in the José Petrochemical Complex in the State of Anzoategui, Venezuela to the Paraguaná Complex in the State of Falcon, Venezuela where feedstock could be supplied by the refineries located in Paraguaná;

(2)           a change in the scale of this project. Given that the location was changed to the Paraguaná Complex, the development plan will no longer include the development, construction and operation of an integrated propane dehydrogenation unit, as propylene from nearby refineries will be used as feedstock instead of propane. The feedstock will be supplied by PDVSA, which is currently studying alternatives for supplying feedstock to the project; and

(3)           a change in the annual production capacity to approximately 300,000 tons of polypropylene.

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

Peru Project

In May 2008, Braskem, Petrobras and Petróleos del Peru—PetroPeru S.A., or PetroPeru, entered into a memorandum of understanding to study the technical and economic feasibility of developing, constructing and operating an ethylene and polyethylene plant with annual production capacity of up to approximately 1,200,000 tons using ethane from Peru as its raw material. In December 2009 and November 2011, the parties executed a new memorandum of understanding with respect to the further study of this project. The most current memorandum of understanding has a one-year term, and is automatically renewable for consecutive one-year terms, unless cancelled by one of the parties. If the implementation of this project is approved, this project would be located in a new integrated petrochemical complex on the Pacific coast of Peru.

Capital Expenditure Budget

We currently are budgeting total capital expenditures of approximately R$2,244 million for 2013. Our principal capital expenditures for 2013 will consist of, in addition to the projects referred to in the preceding paragraphs:

•      approximately R$1,332 million for maintenance stoppages and other maintenance of our plants;

•      approximately R$536 million for Braskem’s equity contribution in Project Ethylene XXI in Mexico;

•      approximately R$204 million for health, environmental and quality improvement project; and

•      approximately R$173 million for new projects such as COMERJ and for improvements to the propylene splitter acquired from Sunoco in June 2012.

Maintenance

Most of our maintenance is performed by third-party service providers. For example, we have contracts with CNO, Asea Brown Boveri Ltd., Cegelec Ltda., Rip Serviços Industriais S.A., Cl Engenharia Ltda. and other service providers to perform maintenance for our basic petrochemical plants in the Northeastern Complex and in the Southern Complex. We also perform some of our ordinary course maintenance with our small team of maintenance technicians, which also coordinate the planning and execution of maintenance services performed by third parties.

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

•      the Northeastern Complex’s Aromatics 1 and Olefins 1 units are scheduled to occur in 2013;

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

We last performed maintenance of the Northeastern Complex’s Aromatics 1 units’:

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

Discontinued Operations

As a result of our decision to dispose of QuantiQ and IQAG, which constitute our distribution business and formerly constituted the our distribution segment, we have recorded the operations of these subsidiaries as discontinued operations as from January 1, 2010 and no longer record results of our distribution segment.

Given the challenging scenario in the global industry and the impact of the global economic volatility that has led to a decline in the sector’s profitability, and consistent with our commitment to focus on investments on the petrochemical sector, we are currently negotiating the divestiture of QuantiQ and IQAG, our distribution business, which is not related to our core business. The sales process began in the last quarter of 2012 and we anticipate concluding the divestiture of QuantiQ and IQAG during the first half of 2013.

Our chemical distribution business is the largest Brazilian distributor of chemical and petrochemical products. Our chemical distribution business distributes products manufactured by our Basic Petrochemicals Unit, as well as products from more than 90 domestic and international companies. Our chemical distribution business distributes a large and diverse portfolio of products consisting of more than 1,000 products, including

•      solvents, including aliphatic solvents, aromatic solvents, synthetic solvents and ecological solvents;

•      engineering plastics;

•      hydrocarbonic solvents and isoparafins; and

•      general purpose chemicals, including process oils, chemical intermediates, blends, specialty chemicals, pharmaceuticals and santoprene.

Our chemical distribution business distributes products in a broad range of market segments, including agrochemicals, rubber and general purpose chemicals; food and feed; flavor and fragrance; cosmetics and pharmaceuticals; household and other industrial segments; engineering plastics; and paints, resins, adhesives and civil construction. Our chemical distribution business distributes products to chemical retailers, third generation petrochemical producers and other manufacturers. We serve approximately 5,000 active clients in more than 50 market segments, through 11 business units supported by eight sales offices throughout Brazil. We operate five distribution centers that include warehouses and tank farms. We own our distribution centers in Guarulhos in the State of São Paulo, Canoas in the State of Rio Grande do Sul, Duque de Caxias in the State of Rio de Janeiro and Mauá in the State of São Paulo, and lease a distribution facility in Simões Filho in the State of Bahia.

Environmental Regulation

In each of the countries in which we operate, our operations are subject to federal, state and local laws and regulations governing the discharge of effluents and emissions into the environment and the handling and disposal of industrial waste and otherwise relating to the protection of the environment.

Our consolidated annual expenditures on environmental control were R$256.3 million in 2012, R$198.9 million in 2011, and R$134.9 million in 2010. Our consolidated environmental expenses relate to our continuous control and monitoring policies, and we do not have any material future environmental liabilities related to our ongoing operations. However, our environmental compliance costs are likely to increase as a result of the projected increase in our production capacity and projected increases in unit costs for treatment and disposal of industrial waste, as well as the cost of compliance with future environmental regulations.

We had established a provision for recovery of potential environmental liabilities in the amount of R$32.9 million as of December 31, 2012.

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

Each State in which we operate has its own environmental standards and state authorities in each state have issued operating permits that must be renewed periodically. Additionally, all projects for the installation and operation of industrial facilities in the Northeastern Complex, Southern Complex São Paulo Complex and Rio de Janeiro Complex are subject to approval by various environmental protection agencies, which must approve installed projects prior to their commencement of operations and must renew such approval periodically thereafter. State authorities have issued operating permits for all of our plants, as follows: the Northeastern Complex (State of Bahia); Southern Complex (State of Rio Grande do Sul), São Paulo Complex and Cubatão, Santo André, Mauá and Paulínia plants (State of São Paulo), Rio de Janeiro Complex (State of Rio de Janeiro) and our Alagoas plants (State of Alagoas). We are in possession of all necessary permits and do not expect to have difficulty in renewing any of them.

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

Compliance with Environmental Laws in the United States

Our operations in the United States are subject to United States federal, state and local laws and regulations governing the discharge of effluents and emissions into the environment; the storage, handling, management, transportation and disposal of hazardous waste, industrial waste and other types of waste; the use, storage, and handling of various types of products and materials; and the protection of human health, safety and the environment. In many instances, specific permits must be obtained for particular types of operations, emissions or discharges. We believe that our operations in the United States are in compliance in all material respects with applicable U.S. federal, state and local environmental laws and regulations currently in effect.

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

Our facilities in Texas, Pennsylvania and West Virginia are required to maintain various permits relating to air quality and treatment of industrial wastewater, and to comply with regulatory requirements relating to waste management. We are in possession of necessary permits to operate our facilities (or they are in the process of being renewed in the ordinary course) and we do not expect to have difficulty in renewing any of them.

National Ambient Air Quality Standards, or NAAQS, for ozone and fine particulate matter, PM2.5, promulgated by the EPA have resulted in identification of nonattainment areas throughout the country, including certain areas within Texas, Pennsylvania and West Virginia, where Braskem America operates facilities. As a result of these nonattainment designations by the EPA, state or local air pollution control agencies are required to apply permitting and/or control requirements intended to reduce emissions of ozone precursors (nitrogen oxides and volatile organic compounds), and fine particles (including PM2.5 precursors), in order to demonstrate attainment with the applicable NAAQS.  Such requirements may include imposition of stringent offset ratios and could result in enhanced emission control requirements. Numerous states have challenged the EPA’s particulate standards.

In 2012, the EPA finalized the NAAQS for oxides of sulfur and oxides of nitrogen, determining to retain the existing standards for these pollutants.  We expect EPA’s retention of existing standards for these pollutants to have little or no impact on us. The EPA has signaled its plans to promulgate new regulations in 2013 related to the NAAQS, which are expected to be stricter than the existing standards and require further reductions in allowable emissions of certain pollutants. Additionally, there are various legislative and regulatory measures to address greenhouse gas emissions which are in various stages of review, discussion or implementation by Congress and the EPA. While it is currently not possible to predict the impact, if any, that these issues will have on Braskem America or the U.S. petrochemical industry in general, they could result in increases in costs to operate and maintain our facilities in the United States, as well as capital outlays for new emission control equipment at these facilities. In addition, regulations limiting greenhouse gas emissions or carbon content of products, which target specific industries such as petrochemical manufacturing could adversely affect our ability to conduct Braskem America’s business and also may reduce demand for its products.

In addition to permitting and/or control requirements that may result from the implementation of the NAAQS at the state or local level, the EPA may promulgate new or revised federal New Source Performance Standards or National Emission Standards for Hazardous Air Pollutants that would apply directly to certain facility operations and may require the installation or upgrade of control equipment in order to satisfy applicable emission limits and/or operating standards under these regulatory programs.

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

At our Schkopau and Wesseling, Germany facilities, we are required to maintain air, radiation and waste management permits from the German government and local agreements relating to the treatment of industrial wastewaters. We are in possession of all necessary permits, including several that were renewed in 2012.

Our European facilities are subject to existing European greenhouse gas regulations and a cap and trade program relating to emissions. These facilities have already been provided with credits necessary to cover existing operations. The current cap and trade credit allocations for our Wesseling, Germany facility ended in 2012 and we expect them to be renewed for the period 2013 to 2020. The cap and trade credit allocations for our Schkopau, Germany facility have been renewed for the period from 2013 to 2020. We are not aware of any new environmental regulations that would affect our European operations. Accordingly, we cannot estimate the potential financial impact of any future European Union or German environmental regulations.

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

The following table sets forth our properties as of December 31, 2012 by location of facilities, products produced and size of plant.

Type of Product or Service	Location of Facilities	Size of Plant
		(in hectares)(1)

Basic petrochemicals	Triunfo	152.8
Basic petrochemicals	Santo André	74.1
Basic petrochemicals	Camaçari	65.5
Basic petrochemicals	Duque de Caxias	53.0
Polypropylene	Paulínia	39.7
Polyethylene	Triunfo	30.5
Polyethylene	Camaçari	24.5
Polyethylene	Cubatão	17.6
Polyethylene	Santo André	15.8
Polyethylene	Duque de Caxias	15.0
Polypropylene	LaPorte, Texas	87.0
Polypropylene	Neal, West Virginia	27.1
Polypropylene	Mauá	15.8
Polypropylene	Duque de Caxias	15.0
Polypropylene	Camaçari	13.2
Polypropylene	Triunfo	10.0
Polypropylene	Marcus Hook, Pennsylvania	6.9
Polypropylene	Freeport, Texas	8.9
Polypropylene	Seadrift, Texas	2.5
Polypropylene	Schkopau, Germany	3.7
Polypropylene	Wesseling, Germany	26.0
Caustic soda/chlorine	Maceió	15.0
PVC/caustic soda/chlorine	Camaçari	12.6
PVC	Marechal Deodoro	186.7
Distribution Center	Vila Prudente/Capuava	3.2

(1)   One hectare equals 10,000 square meters.

We believe that all of our production facilities are in good operating condition. As of December 31, 2012, the consolidated net book value of our property, plant and equipment was R$21,214.5 million.

The following properties are mortgaged or pledged to secure certain of our financial transactions: (1) our basic petrochemicals plant and our polyethylene plant located in the Southern Complex; (2) our chloro-soda plant and PVC plant located in the Northeastern Complex; (3) our basic petrochemicals plant and our polyethylene plant located in São Paulo Complex; (4) our chloro-soda plant and PVC plant located in the State of Alagoas; and (5) our basic petrochemicals plant, our polyethylene plant and our polypropylene plant located in the Rio de Janeiro Complex.

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

Operations in Brazil, the United States and Germany

We carry insurance for all our plants against material damage and consequent business interruption through comprehensive “all risk” insurance policies.

The all risks insurance program for our plants provides for a total replacement value of US$22.1 billion for property damage. This insurance program is underwritten through separate policies in Brazil and the United States by large insurance companies. This all risk insurance program/policies are in force until April 2013.

The material damage insurance for our plants provide insurance coverage for losses due to accidents resulting from fire, explosion and machinery breakdown, among others. This coverage has a maximum indemnification limit of US$2 billion per event (combined material damage and business interruption coverage) for the Brazilian plants and US$500 million (combined material damage and business interruption coverage, excluding wind damage, which has a maximum indemnification limit of $200 million per event) for our plants in the United States and Germany. Our policies have deductibles of up to US$15 million, depending on the plant.

The business interruption coverage under our policies provides coverage for losses resulting from interruptions due to any material damage covered by the policy. The losses are covered with maximum indemnity periods ranging from 12 to 24 months and deductibles ranging from 45 to 60 days, depending on the plant.

As a part of our insurance program, we also have a third-party liability policy for our operations, which covers losses for damages caused to third parties from our operations, including sudden environmental pollution.

Operations in Mexico

We have an insurance program for our Ethylene XXI project in Mexico that provides coverage for the project during the construction and testing stages until the commencement of operations, which is expected to occur by September 2015. This insurance program is comparable to policies issued by large insurance companies in Mexico and includes: (1) all risk policies for construction and delays in commencement of operations up to an aggregate amount of US$4.1 billion, (2) terrorism coverage up to a limit of US$900 million, (3) marine cargo coverage up to a limit per shipment of US$50 million and (4) delays in commencement of operations up to a combined limit of US$629 million. The project also has comprehensive third-party liability insurance coverage for the construction and testing period.

ITEM 4A. UNRESOLVED STAFF COMMENTS

Not Applicable.

ITEM 5. OPERATING AND FINANCIAL REVIEW AND PROSPECTS

The following discussion of our financial condition and results of operations should be read in conjunction with our audited consolidated financial statements as of December 31, 2012 and 2011 and for the three years ended December 31, 2012, included in this annual report, as well as with the information presented under “Presentation of Financial and Other Information” and “Item 3. Key Information—Selected Financial Information.”

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

•      a discussion of developments since December 31, 2012 that may materially affect our financial condition and results of operations;

•      a discussion of our results of operations for the years ended December 31, 2012, 2011 and 2010;

•      a discussion of our liquidity and capital resources, including our working capital as of December 31, 2012;

•      a discussion of our cash flows for the years ended December 31, 2012, 2011 and 2010;

•      a discussion of our contractual commitments; and

•      a discussion of our material short-term and long-term indebtedness as of December 31, 2012.

Overview

We are the largest producer of thermoplastic resins in the Americas, based on annual production capacity of our 36 plants in Brazil, the United States and Germany as of December 31, 2012. We are the only producer of ethylene, polyethylene and polypropylene in Brazil. We produce a diversified portfolio of petrochemical and thermoplastic products and have a strategic focus on polyethylene, polypropylene and PVC. We are also the third largest Brazilian-owned private sector industrial company, based on net sales revenue in 2011 (the latest year for which such information is available). We recorded net sales revenue of R$35,513.4 million and a net loss of R$738.3 million during the year ended December 31, 2012.

Our results of operations will be significantly influenced in future periods as a result of our acquisition of the Quattor Companies in the Quattor Acquisition, our acquisition of Braskem America in the Sunoco Chemicals Acquisition and the polypropylene business of Dow in the Dow Polypropylene Acquisition. For information regarding these acquisitions, see “Item 4. Information on the Company—History and Development of Our Company.” In addition, our results of operations for the years ended December 31, 2012, 2011 and 2010 have been influenced, and our results of operations will continue to be influenced, by a variety of factors, including:

•      the growth rate of Brazilian GDP, which grew by an annual rate of an estimated 0.9% in 2012, 2.7% in 2011 and 7.5% in 2010, which affects the demand for our products and, consequently, our domestic sales volume;

•      the expansion of global production capacity for the products that we sell and the growth rate of the global economy;

•      the international market price of naphtha, our principal raw material, expressed in dollars, which has a significant effect on the cost of producing our products and which has been volatile during the three years ended December 31, 2012, fluctuating in a range between US$629 and US$755 per ton during 2010, between US$854 and US$1,053 per ton during 2011 and between US$729 and US$1,069 during 2012;

•      the average domestic prices of our principal products expressed in dollars, which fluctuate to a significant extent based on fluctuations of international prices for these products and which also have a high correlation to our raw material costs;

•      our capacity utilization rates, which increased in 2012, primarily as a result of the absence of planned and unplanned shutdowns when compared to 2011;

•      government industrial policy adopted by the government of Brazil;

•      sales outside Brazil which increased to R$15.6 billion in 2012 from R$14.1 billion in 2011;

•      changes in the real/U.S. dollar exchange rate, including the depreciation of the real  against the U.S. dollar by 9.0% in 2012 and 12.6% in 2011 following the appreciation of the real  against the U.S. dollar by 4.3% in 2010, which have affected our financial expenses as a result of our significant U.S. dollar-denominated liabilities that require us to make principal and interest payments in U.S. dollars;

•      the level of our outstanding indebtedness, fluctuations in benchmark interest rates in Brazil, which affect our interest expenses on our real-denominated floating rate debt, and fluctuations in the LIBOR rate, which affect our interest expenses on our dollar-denominated floating rate debt;

•      the inflation rate in Brazil, which was 7.8% in 2012, 5.1% in 2011 and 11.3% in 2010, in each case, as measured by the IGP-DI, and the effects of inflation on our operating expenses denominated in reais  and our real-denominated debt that is indexed to take into account the effects of inflation or bears interest at rates that are partially adjusted for inflation; and

•      the tax policies adopted by, and resulting tax obligations to, the Brazilian government and the governments of the Brazilian states in which we operate.

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

Financial Presentation and Accounting Policies

Presentation of Financial Statements

We have prepared our audited consolidated financial statements as of December 31, 2012 and 2011 and for each of the years ended December 31, 2012, 2011 and 2010 in accordance with IFRS.

Our consolidated financial statements have been prepared in accordance with International Accounting Standards, or IAS, 27 (Consolidated and Separate Financial Statements) and 31 (Interests in Joint Ventures). Beginning on January 1, 2012, we adopted the alternative provided by IAS 31 under which jointly controlled investments may initially be valued at their acquisition cost and subsequently valued using the equity method. Prior to January 1, 2012, we proportionally consolidated these investments. Information prior to January 1, 2012 has not been restated as we believe that the information relating to jointly controlled companies is not material to our financial statements.

As a result of our acquisition of control of Quattor, we consolidated Polibutenos in our financial statements as from May 1, 2010. In May 2010, we purchased (1) 33.3% of the outstanding share capital of Polibutenos from Unipar and (2) 33.3% of the outstanding share capital of Polibutenos from Chevron Brasil. On September 1, 2010, Polibutenos merged into Quattor.

As a result of our decision to dispose of QuantiQ and IQAG, we have recorded the operations of these subsidiaries in our income statement as discontinued operations as from January 1, 2010 and no longer record results of our distribution segment in our income statement. As a result of our decision to dispose of our former subsidiary Cetrel, which we sold in December 2012, and our former subsidiary Braskem Distibuidora, which we sold in December 2012, we have recorded the operations of these subsidiaries as discontinued operations as from January 1, 2010. In accordance with IFRS, we have not made adjustments to our balance sheet.

Operating Segments and Presentation of Segment Financial Data

We believe that our organizational structure as of December 31, 2012 reflected our business activities and corresponded to our principal products and production processes. As described in “—Results of Operations,” we no longer record results for our distribution segment as the operations of this segment are accounted for as discontinued operations. As of December 31, 2012, we had four production business units and reported our results by four corresponding segments to reflect this organizational structure:

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

•       Polyolefins—This segment includes the production and sale of polyethylene, including the production of “green polyethylene” from renewable resources, and polypropylene by our company, excluding the operations of Braskem Europe, and including the production and sale of polyethylene and polypropylene by the polyethylene and polypropylene plants acquired as part of the Quattor Acquisition as from May 1, 2010 as a result of our acquisition of control of Quattor.

•       International Business—This segment includes (1) the operations of Braskem America, which consists of the production and sale of polypropylene in the United States, and (2) following the Dow Polypropylene Acquisitions, the operations of the two polypropylene plants in Germany. This segment began reporting as from April 1, 2010 as a result of the Sunoco Chemicals Acquisition.

•      Vinyls—This segment includes our production and sale of PVC, caustic soda and EDC. We produce EDC, the principal feedstock used in the production of PVC. In 2012, we used all of our EDC production for further processing into PVC. Although we have historically sold EDC to third parties, we do not expect to do so in the future due to the opening of our new PVC plant in Alagoas in August 2012, as a result of which we expect to use all of the EDC we produce internally.

We have included a reconciliation of the results of operations of our segments, as they existed as of December 31, 2012, to our consolidated results of operations under “—Results of Operations” below.

Critical Accounting Policies

The presentation of our financial condition and results of operations in conformity with IFRS requires us to make certain judgments and estimates regarding the effects of matters that are inherently uncertain and that impact the carrying value of our assets and liabilities. Actual results could differ from these estimates. In order to provide an understanding about how we form our judgments and estimates about certain future events, including the variables and assumptions underlying the estimates, and the sensitivity of those judgments to different variables and conditions, we have included comments related to the following critical accounting policies under IFRS:

•       Impairment of property, plant and equipment and non-financial assets. Our goodwill based on expected future profitability and property, plant and equipment as of December 31, 2012 were R$2,058.9 million and R$21,176.8 million, respectively. The recoverable value of property, plant and equipment and other noncurrent assets including intangible assets (other than goodwill based on expected future profitability) are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. The recoverable value of goodwill based on expected future profitability is reviewed for impairment on an annual basis. An impairment loss is recognized for the amount by which the asset’s carrying amount exceeds its recoverable amount. The recoverable amount is the higher of (1) an asset’s fair value less costs to sell; and (2) its value in use. For the purposes of assessing impairment, assets are grouped at the lowest level for which there are separately identifiable cash flows that can be cash-generating units or operating segments. Non-financial assets other than goodwill that suffered an impairment are reviewed for possible reversal of the impairment at each reporting date.

We did not record any impairment charges in the years ended December 31, 2012, 2011 and 2010. As of December 31, 2012, we do not believe that any of our cash generating units were at risk of impairment.

Our impairment tests of goodwill consider the lowest level of cash-generating operations at (1) the Southern Complex in the Basic Petrochemicals Unit, (2) the Polyolefins Unit and (3) the Vinyls Unit.

The discount rate applied is based on the weighted average cost of capital for our company at the relevant dates of valuation. Our projections include assumptions regarding (1) volumes that consider our current and projected production; (2) prices based on a sales prices cycle of approximately five years for our products; (3) costs of goods sold based on international reference prices; and (4) capital expenditures projected for future years. The current price cycle has exhibited low margins during the last three years, which reached a low point in 2012 due to global economic volatility. Changes to our projected margins resulting from changes in the petrochemical cycle, global economic conditions or strategic decisions to suspend or terminate production of certain products and to close the related plants could significantly impact our impairment charges. The impairment test performed as of October 31, 2012 supports a 5% negative fluctuation in contribution margin without changing the impairment result.

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

•      Deferred Income Tax and Social Contribution. We recognize deferred income tax and social contribution assets and liabilities based on the differences between the financial statement carrying amounts and the tax basis of assets and liabilities using prevailing tax rates. We regularly review any deferred income tax and social contribution assets for recoverability and reduce their carrying value based on our historical taxable income, projected future taxable income and the expected timing of any reversals of existing temporary differences. If one of our subsidiaries operates at a loss or is unable to generate sufficient future taxable income, or if there is a material change in the actual effective tax rates or the time period within which the underlying temporary differences become taxable or deductible, we evaluate the need to reduce partially or completely the carrying value of our deferred income tax and social contribution assets.

•      Provisions and Contingencies. We are currently involved in numerous judicial and administrative proceedings, as described under “Item 8. Financial Information—Legal Proceedings,” and in notes 23 and 28 to our audited consolidated financial statements. We record accrued liabilities for provisions that we deem probable of creating an adverse effect on our results of operations or financial condition. For the main contingencies that we deem possible of creating an adverse effect on our results of operations or financial condition, we disclose relevant information regarding the proceedings in accordance with IAS 37. Additionally, the contingencies assumed in a business combination for which an unfavorable outcome is considered possible are recognized at their fair value on the acquisition date. We believe that these judicial and administrative proceedings are properly recognized or disclosed in our financial statements.

•      Allowance for doubtful accounts. We record an allowance for doubtful accounts in an amount considered sufficient to cover estimated losses on the realization of our trade accounts receivable, taking into account our loss experience and the aging of our accounts receivable. Additionally, we analyze, on a monthly basis, the amounts and characteristics of trade accounts receivable compared to our pre-defined credit limits for our customers in order to determine if additional provisions are required. As of December 31, 2012, our total trade accounts receivable was R$2,621.1 million and the provision for doubtful accounts was R$256.9 million. Significant changes in our historical loss experience on accounts receivable which are not apparent through our aging analysis could require significant changes to our provisions for doubtful accounts.

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

We accounted for this acquisition under the purchase method. In the financial statements for the year ended December 31, 2011, the amounts were allocated, on a preliminary basis, to the assets acquired and liabilities assumed by the acquirers. Independent appraisers were hired to ensure that the assets were acquired and the liabilities were assumed at fair value. Because the acquisition cost for the polypropylene business of Dow of R$570.7 million was lower than the fair value on the acquisition date of the net assets acquired of R$600.7 million, the difference of R$30.0 million was recognized in our statement of operations as a gain from business combination. In the second quarter of 2012, independent experts concluded the assessment of the fair value of the assets we acquired and the liabilities we assumed in the Dow Polypropylene Acquisition. As a result, and as required by IFRS 3, we recognized the amounts of the adjustments in the 2011 financial statements, which principally impacted (1) the line items “property, plant and equipment” and “deferred income tax” in the balance sheet and (2) gain recognition in the line item “results from business combination” in the statement of operations.

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

As a result of our acquisition of control of Quattor, we have consolidated the results of Quattor and its subsidiaries into our financial statements as from May 1, 2010. As a result of our acquisition of control of Unipar Comercial, we consolidated the results of Unipar Comercial into our financial statements as from May 1, 2010 until its merger with QuantiQ, on January 3, 2011. As a result of our acquisition of control of Quattor, we consolidated the results of Polibutenos into our financial statements as from May 1, 2010. On September 1, 2010, Polibutenos and Quattor Química merged with and into Quattor. As a result of our decision to dispose of QuantiQ, we have recorded the operations of this subsidiary as discontinued operations as from January 1, 2010.

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

Growth of Brazil’s GDP and Domestic Demand for Our Products

Our sales in Brazil represented 56.2% of our net sales revenue in the year ended December 31, 2012. As a Brazilian company with a substantial majority of our operations in Brazil, we are significantly affected by economic conditions in Brazil. Our results of operations and financial condition have been, and will continue to be, affected by the growth rate of Brazilian GDP because our products are used in the manufacture of a wide range of consumer and industrial products.

Because of our significant market share in many of the Brazilian markets in which our petrochemical products are sold, fluctuations in Brazilian demand for polyethylene, polypropylene and PVC affect our production levels and net sales revenue. Brazilian GDP grew at an estimated compound average annual rate of 3.9% from 2003 through 2012. From 2003 through 2013, the apparent consumption volumes in Brazil of polyethylene (including EVA), polypropylene and PVC increased at compound average annual rates of 4.7%, 5.2% and 7.5%, respectively.

The following table sets forth the growth rates of Brazilian GDP and domestic apparent consumption for polyethylene, polypropylene and PVC for the periods presented.

	Year Ended December 31,
	2012	2011	2010	2009	2008

Brazilian GDP	0.9%	2.7%	7.5%	(0.3)%	5.1%
Brazilian consumption of polyethylene	2.9	(3.4)	22.8	6.4	4.4
Brazilian consumption of polypropylene	4.5	(4.0)	18.1	(3.4)	4.9
Brazilian consumption of PVC	(1.1)	5.7	18.9	(10.5)	27.2

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

The Brazilian economy slowed in 2011, registering GDP growth of only 2.7%. This reduced growth rate, combined with an increase in imports of finished goods primarily as a result of the ICMS tax benefits granted by certain Brazilian ports and the effects of the stronger reais throughout much of the year, led to a decline in domestic resin sales volume of 0.8%. Brazilian apparent consumption volumes of polyethylene decreased by 3.4%, polypropylene decreased by 4.0% and PVC increased by 5.7%.

Despite government incentives, the Brazilian economy did not grow as expected in 2012, registering an increase in GDP growth of only 0.9%. Even with the slower growth, Brazilian consumption volumes increased by 2.9% for polyethylene and 4.5% for polypropylene, primarily as a result of a decrease of imports of resins and finished goods and the depreciation of the real  against the U.S. dollar, and declined by 1.1% for PVC.

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

A variety of petrochemical companies have announced plans to build significant additional ethylene production capacity, primarily in Asia, the Middle East and North America. According to IHS, 34.3 million tons of annual global ethylene capacity is scheduled to be commissioned between 2013 and 2017, including approximately 14.0 million tons of annual capacity in China and 6.3 million tons of annual capacity in the Middle East. According to IHS, the majority of the new capacity in China (5.3 million tons of annual capacity) will be based on coal as their principal feedstock. The majority of the new capacity in the Middle East (3.5 million tons of annual capacity) will be based on ethane as their principal feedstock. However, expansions of ethylene capacity are frequently subject to delays, and we cannot predict when the planned additional capacity will be commissioned, if at all.

The contraction of demand in the United States led thermoplastic resin producers in the United States to increase the volume of exports of their thermoplastic products in the second half of 2008, leading to greater price competition in the export markets that we serve, which led to a decline in margins available to us in our export sales of these resins. In 2009, this price competition from United States producers abated somewhat following the decision of resin producers in the United States to shut down, temporarily or permanently, a portion of their production capacity. However, international pricing pressures increased in 2010 and continued during 2011 and 2012 as the price differential between naphtha and gas increased and producers using ethane as raw materials were able to maintain competitive margins at sales prices lower than those required by some naphtha based producers. We believe that this pricing pressure will continue through 2013 as some ethylene production in the United States is converted from naphtha to more competitive feedstocks such as ethane, resulting in higher spreads and consequently new projects to increase ethylene capacities based on lighter feedstocks.

Based on historical growth of demand for polyethylene, polypropylene and PVC, we believe that the additional capacity introduced in the market in 2011, 2012 and 2013 will be absorbed by the market in the medium-term. However, we expect that the production generated by this increase in capacity may lead to continued pressure on prices in the international markets and an increase in competition from imports in the Brazilian markets, which could adversely affect our net sales revenues, gross margins and overall results of operations.

Effects of Fluctuations in Naphtha Prices

Fluctuations in the international market price of naphtha have significant effects on our costs of goods sold and the prices that we are able to charge our customers for our first and second generation products. Political instability in the Middle East, sanctions and other actions relating to Iran, or similar events that may occur in the future may lead to unpredictable effects on the global economy or the economies of the affected regions, have had and may continue to have negative effects on oil production and price volatility, consequently driving naphtha and petrochemical prices higher worldwide.

Effects on Cost of Sales

Naphtha is the principal raw material used by our Basic Petrochemicals Unit and, indirectly, in several of our other business units. Naphtha and condensate accounted for approximately 82.5% of the total cost of sales of our Basic Petrochemicals Unit during 2012. Naphtha accounted for approximately 81.8% of our direct and indirect consolidated cost of sales and services rendered during 2012.

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

The international market prices of our petrochemical products have fluctuated significantly, and we believe that they will continue to do so. Volatility of the price of naphtha and the upward trend in the price of petroleum and naphtha have effects on the price competitiveness of our naphtha-based crackers and our resins. Because pricing trends for naphtha and ethane have diverged in recent years to a greater extent than has been the case historically, producers of ethylene and resin products derived from ethane generally have experienced lower unit raw material costs than naphtha-based producers of these products. As a consequence, significant increases in the pricing differential between naphtha and gas increases the competitiveness of products derived from ethane and may result in pricing pressure in the international markets.

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

	Year Ended December 31,
	2012	2011	2010

Ethylene	89%	83%	89%(1)
Polyethylene	84%	79	85(1)
Polypropylene	84%	82(2)	83(1)(3)
PVC(4)	84%	86	93

(1)   Giving effect to our consolidation of the results of Quattor as from May 1, 2010.

(2)   Giving effect to our consolidation of the results of the acquired Dow polypropylene assets as from October 1, 2011.

(3)   Giving effect to our consolidation of the results of Braskem America as from April 1, 2010.

(4)   Give effect to our new PVC plant in Alagoas in August 2012.

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

In August 2012, our new PVC plant in Alagoas commenced operations with an annual production capacity of 200,000 tons. In June 2012, we expanded our annual production capacity of butadiene by 100,000 tons as a result of the completion of our butadiene plant in the Southern Complex, which was formally inaugurated in September 2012.

Effects of Brazilian Industrial Policy

The Brazilian government has a significant influence in some sectors of the domestic economy, including the petrochemical sector in which we operate. The Brazilian government in actively involved in undertaking measures to manage the valuation of the Brazilian real  and to improve the competitiveness of Brazilian manufacturers under the “Brasil Maior” economic stimulus plan. Additionally, the Brazilian government has adopted, or is considering adopting, measures to boost the competitiveness of domestic companies, as described below.

Reintegra

In December 2011, the Brazilian government implemented the “Reintegra” program, which is designed to improve the competitiveness of Brazilian plastics producers in the export markets by refunding the federal taxes levied on their export sales.  As a result of this incentive, exports of third generation products by Brazilian companies have increased therefore increasing Brazilian demand for our products. This program was scheduled to expire at the end of December 2012, but was extended to the end of December 2013. We believe that this program provides an incentive for us to increase our exports from Brazil during 2012.

Import Tariffs at Local Ports

Historically, tariffs on imports have been established by the federal government. However, in recent years, five Brazilian states established tax benefits to attract imports at local ports in order to raise revenue and develop local port infrastructure, primarily in the form of reductions of ICMS taxes that would otherwise be due to these states. Industry and union leaders alleged that such legislation creates a subsidy for imported products, thereby harming local industry.

On January 1, 2013, legislation took effect reducing the maximum ICMS tax that the state can charge from a rate of 12% to 4% on interstate sales of imported raw materials and other goods that are not wholly or partially manufactured in Brazil. In addition to certain other limited exceptions, this tax reduction does not apply to imported goods that do not have Brazilian-made substitutes. As a result, beginning in January 1, 2013, Brazilian states are no longer able to attempt to attract imports at local ports by offering tax benefits in the form of reduced ICMS tax rates.

Increased Import Duties on Polyethylene

As part of its initiative to strengthen domestic manufacturers, on October 1, 2012, the Brazilian government adopted a resolution that increased import duties on 100 products related to various industries, including an increase on the import tariff for polyethylene from 14% to 20%. This tariff increase is scheduled to expire in October 2013, but may be renewed until October 2014.

Effect of Sales Outside Brazil on Our Financial Performance

As a result of the Sunoco Chemicals Acquisition and the Dow Polypropylene Acquisition, we have significant production capacity located outside of Brazil and, consequently, our sales volume and revenue outside of Brazil has significantly increased. In addition, our sales outside of Brazil have increased as a result of our acquisition of Quattor, which has historically sold a greater percentage of its products outside of Brazil than we have.

During the past several years, as the relative cost of naphtha and gas as feedstocks for petrochemical crackers has diverged, many naphtha crackers, such as our company, have seen their margins come under increasing pressure as crackers using gas as a feedstock have become low-cost producers in the global markets. However, as gas crackers are unable to produce the co-products and byproducts that naphtha crackers generate, such as propylene, butadiene and BTX products, the prices of these products in the international markets have increased. In addition, lower operating rates at U.S oil refineries in 2011 and 2012 reduced the availability of propylene in the international markets. As a result of the increased prices available for these co-products and byproducts, our net sales revenue from export sales of these products substantially increased and we believe that this increase in net sales revenue from exports of these products will continue in future periods in which the relative competitiveness of cracker feedstocks is disrupted.

During the year ended December 31, 2012, 43.8% of our net sales revenue was derived from sales of our products outside Brazil as compared with 43.5% during 2011 and 34.7% during 2010. Net sales revenues derived from sales outside Brazil declined by 10.1% during 2012 and increased by 59.9% during 2011.

During the year ended December 31, 2012, sales to customers in countries in the Americas (other than Brazil) accounted for 58.3% of our sales outside Brazil. During the year ended December 31, 2012, sales to customers in Europe accounted for 31.4% of our sales outside Brazil, and sales to customers in East Asia accounted for 7.9% of our sales outside Brazil. The increase in the proportion of sales to other countries in the Americas is primarily a result of our acquisition of Sunoco Chemicals and the polypropylene business of Dow, and to a lesser extent, Quattor, which sell a greater percentage of their products in these countries than we have historically sold.

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

The global economic volatility since September 2008 had a negative effect on economic growth in Brazil and has had, and may continue to have, a negative effect on economic growth in the countries to which we export our products. Europe’s sovereign debt crisis adversely impacted the global financial system in the second half of 2011, leading to slowing demand for petrochemicals. In 2011, the Brazilian economy slowed and registered GDP growth of 2.7% as compared to 7.5% in 2010. Demand for thermoplastic resins remained relatively unchanged in 2011. Uncertainty persists regarding the pace of recovery in the global economy. The United States has shown signs of improvement; however, the potential intensification of the sovereign debt crisis in Europe, particularly Greece, Spain, Italy, Ireland and Portugal, have led to increased uncertainty regarding the economic recovery in Europe. In addition, political instability in the Middle East, sanctions and other actions relating to Iran, may lead to unpredictable effects on the global economy or the economies of the affected regions.

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

Our consolidated U.S. dollar-denominated indebtedness represented 69.1% of our outstanding indebtedness as of December 31, 2012. As a result, when the real  depreciates against the U.S. dollar:

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

Effect of Level of Indebtedness and Interest Rates

As of December 31, 2012, our total outstanding consolidated indebtedness, net of transaction costs, was R$17,511.6 million. The level of our indebtedness results in significant financial expenses that are reflected in our statement of operations. Financial expenses consist of interest expense, exchange variations of U.S. dollar- and other foreign currency-denominated debt, foreign exchange losses or gains, and other items as set forth in note 34 to our audited consolidated financial statements. In the year ended December 31, 2012, we recorded total financial expenses in the financial expenses line item of R$3,902.5 million, of which R$973.1 million consisted of interest expense, R$274.9 million consisted of expenses related to monetary variation on financing and R$1,894.8 million consisted of foreign exchange losses. The interest rates that we pay depend on a variety of factors, including prevailing Brazilian and international interest rates and risk assessments of our company, our industry and the Brazilian economy made by potential lenders to our company, potential purchasers of our debt securities and the rating agencies that assess our company and its debt securities.

Standard & Poor’s, Moody’s and Fitch maintain ratings of our company and our debt securities. Currently, Standard & Poor’s, Moody’s and Fitch maintain ratings of our company on a local and a global basis. On a global basis, Standard & Poor’s maintains a local currency rating for our company of “BBB— (stable)” and a foreign currency rating for our company of “BBB— (stable),” Moody’s maintains a local currency rating for our company of “Baa3 (negative),” and Fitch maintains a local currency rating for our company of “BBB-/Negative Outlook” and a foreign currency rating for our company of “BBB-/Negative Outlook.” Any decision by these agencies to downgrade the ratings of our company or of our debt securities in the future would likely result in increased interest and other financial expenses relating to our borrowings and debt securities and the inclusion of financial covenants in the instruments governing new indebtedness, and could significantly reduce our ability to obtain such financing on satisfactory terms or in amounts required by us and our liquidity and would require us to post cash collateral pursuant to our obligations .”

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

Effect of Taxes on Our Income

We are subject to a variety of generally applicable Brazilian federal and state taxes on our operations and results. We are generally subject to Brazilian federal income tax (combined with Social Contribution on Net Income (Contribuição Social Sobre o Lucro Líquido), or CSLL) at an effective rate of 34%, which is the standard corporate tax rate in Brazil. We have available certain federal tax exemptions based upon federal law that offers tax incentives to companies that locate their manufacturing operations in the Brazilian states of Bahia and Alagoas. These exemptions have been granted for varying lengths of time to each of our manufacturing plants located in these states.

We are entitled to pay only 25% of the statutory income tax rate on the profits arising from the sale of:

•      polyethylene manufactured at one of our polyethylene plants in the Northeastern Complex and caustic soda, chlorine and EDC, produced at our plants in the Northeastern Complex and Alagoas, until December 31, 2012, which we expect to be renewed for future periods;

•      PVC manufactured at our plant in the Northeastern Complex until December 31, 2013;

•      polyethylene manufactured at one of our polyethylene plants in the Northeastern Complex until December 31, 2016; and

•      PVC manufactured at our plant in the Alagoas until December 31, 2019.

Each of our exemptions entitles us to pay only 44.9% of the statutory income tax rate on the profits arising from products manufactured at these plants.

Due to operating losses sustained by us in the past, we had R$1,099.3 million of deferred income tax and social contribution assets arising from tax loss carryforwards available as of December 31, 2012. Income tax loss carryforwards available for offset in Brazil do not expire. However, the annual offset is limited to 30% of our adjusted net profits. This limit also affects the CSLL.

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

Recent Developments

The following is a summary of major transactions entered into, and other developments affecting, our company since December 31, 2012.

In January 2013, we received proceeds under a credit export note facility that we entered into in December 2012 with certain international financial institutions in the aggregate amount of R$200.0 million. The loan proceeds will be used for improvements at our butadiene plant in the Southern Complex and certain related facilities in the Southern Complex, Northeastern Complex and Southeastern Complex. This loan bears interest at a floating rate of LIBOR plus 1.1% per annum, payable semiannually, and matures in November 2022.

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

We have modified our reporting for our Polyolefins and International Business segment to include our production of “green” polyethylene in Brazil in our Polyolefins segment; this business had previously been included in our International Business segment.

As a result of our decision to dispose of QuantiQ and IQAG, we have recorded the operations of these subsidiaries as discontinued operations as from January 1, 2010 and no longer record results of our distribution segment. As a result of our decision to dispose of our former subsidiary Cetrel, which we sold in December 2012, and our former subsidiary Braskem Distibuidora, which we sold in December 2012, we have recorded the operations of these subsidiaries as discontinued operations as from January 1, 2010.

The discussion of the results of our business segments is based upon financial information reported for each of the segments of our business, as presented in the following tables. Prior to May 2009, we produced caprolactam and related products. In May 2009, we temporarily closed our caprolactam plant. We are continuing to analyze our options regarding the resumption of caprolactam production based on our estimate of Brazilian demand for this product and our cost of production. Our revenue and expenses related to sales of caprolactam and related products are not included in the financial information reported for our business segments and are included in our other segment in the tables below.

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

	Year Ended December 31, 2012
	Net sales revenue	Cost of products sold	Gross profit	Selling, general, administrative, distribution and research and development expenses	Results from equity investments	Other operating income (expense), net(1)	Operating profit (loss)
	(in millions of reais)

Basic Petrochemicals	R$23,603.0	R$(21,793.5)	R$1,809.5	R$(492.0)	R$—	R$(64.0)	R$1,253.5
Polyolefins	14,456.8	(13,131.8)	1,325,0	(868.4)	—	(20.0)	436.6
International Business	5,465.2	(5,272.1)	193.1	(243.3)	—	364.8	314.6
Vinyls	2,019.9	(1,947.8)	72.1	(129.7)	—	1.8	(55.8)
Total segments	45,544.9	(42,145.2)	3,399.7	(1,733.4)	—	(282.6)	1,948.9
Other segment(2)	72.7	(88.0)	(15.3)	(37.9)	—	(98.2)	(151.4)
Corporate unit(3)	—	—	—	(301.6)	(25.8)	149.5	(177.9)
Reclassifications and eliminations(4)	(10,104.2)	10,023.2	(81.0)	—	—	—	(81.0)
Consolidated	R$35,513.4	R$(32,210,0)	R$3,303.4	R$(2,072.9)	R$(25.8)	R$333.9	R$1,538.6

	Year Ended December 31, 2011
	Net sales revenue	Cost of products sold	Gross profit	Selling, general, administrative, distribution and research and development expenses	Results from equity investments	Results from business combinations	Other operating income (expense), net(1)	Operating profit
	(in millions of reais)

Basic Petrochemicals	R$23,080.9	R$(20,874.4)	R$2,206.5	R$(564.5)	R$—	R$—	R$(10.7)	R$1,631.3
Polyolefins	12,854.3	(11,729.1)	1,125.2	(850.8)	—	—	10.9	285.3
International Business	3,283.8	(3,136.8)	147.0	(113.1)	—	—	(16.9)	17.0
Vinyls	1,730.9	(1,608.1)	122.8	(146.3)	—	—	(32.1)	(55.6)
Total segments	40,949.9	(37,348.4)	3,601.5	(1,674.7)	—	—	(48.8)	1,878.0
Other segment(2)	146.3	(141.3)	5.0	(36.3)	(0.3)	—	94.2	62.6
Corporate unit(3)	—	—	—	(122.6)	(1.4)	30.0	(49.0)	(143.0)
Reclassifications and eliminations(4)	(8,599.1)	8,670.3	71.2	—	—	—	—	71.2
Consolidated	R$32,497.1	R$(28,819.4)	R$3,677.7	R$(1,833.6)	R$(1.7)	R$30.0	R$(3.6)	R$1,868.8

	Year Ended December 31, 2010
	Net sales revenue	Cost of products sold	Gross profit	Selling, general, administrative, distribution and research and development expenses	Results from equity investments	Results from business combinations	Other operating income (expense), net(1)	Operating profit
	(in millions of reais)

Basic Petrochemicals	R$17,794.6	R$(15,517.0)	R$2,277.6	R$(580.0)	R$—	R$—	R$(49.5)	R$1,648.1
Polyolefins	11,386.5	(9,880.8)	1,505.7	(645.3)	—	—	(20.1)	840.3
International Business	1,697.8	(1,558.0)	139.8	(67.0)	—	—	(20.4)	52.4
Vinyls	1,799.3	(1,605.9)	193.4	(141.0)	—	—	0.0	52.4
Total segments	32,678.2	(28,561.7)	4,116.5	(1,433.3)	—	—	(90.0)	2,593.2
Other segment(2)	548.4	(450.4)	98.0	(76.9)	—	—	(0.3)	20.8
Corporate unit(3)	—	—	—	(188.8)	18.2	975.3	(6.3)	798.4
Reclassifications and eliminations(4)	(8,200.9)	7,983.2	(217.7)	—	—	—	—	(217.7)
Consolidated	R$25,025.7	R$(21,028.9)	R$3,996.8	R$(1,699.0)	R$18.2	R$975.3	R$(96.6)	R$3,194.7

_______________________________________

(1)   Includes research and development.

(2)   Includes revenues and expenses of Braskem ldesa S.A.P.I. and revenues and expenses related to sales of cyclohexane and cyclohexanone. In 2011 and 2010, includes jointly-controlled companies that were accounted for under the proportional consolidation method for those years (i.e., RPR, Propilsur and Polimerica).

(3)   Represents expenses of Braskem that are not allocated to any particular segment.

(4)   Eliminations consist primarily of intersegment sales, which are made on an arm's-length basis.

____________________

In the following discussion, references to increases or decreases in any period are made by comparison with the corresponding prior period, except as the context otherwise indicates.

Year Ended December 31, 2012 Compared with Year Ended December 31, 2011

The following table sets forth consolidated financial information for the years ended December 31, 2012 and 2011.

	Year Ended December 31,
	2012	2011	% Change
	(in millions of reais)

Net sales revenue	R$35,513.4	R$32,497.1	9.3
Cost of products sold	(32,210.0)	(28,819.4)	11.8
Gross profit	3,303.4	3,677.7	(10.2)
Income (expenses):
Selling	(403.4)	(319.2)	26.4
Distribution	(565.0)	(480.5)	17.6
General and administrative	(998.3)	(934.8)	6.8
Research and development	(106.2)	(99.1)	7.2
Results from equity investments	(25.8)	(1.7)	1,417.6
Results from business combination	—	(30.0)	(100.0)
Other operating income (expenses), net	333.9	(3.6)	n.m.
Operating profit	1,538.6	1,868.8	(17.7)
Financial results:
Financial expenses	(3,902.5)	(3,551.7)	9.9
Financial income	530.2	765.0	(30.7)
Profit (loss) before income tax and social contribution	(1,833.7)	(917.9)	99.8
Income tax and social contribution	793.4	373.7	112.3
Profit (loss) from continuing operations	(1,040.3)	(544.2)	91.2
Results from discontinued operations	302.0	56.0	439.3
Profit (loss)	R$(738.3)	R$(488.2)	51.2

____________________________

n.m.:  Not meaningful.

Net Sales Revenue

Net sales revenue increased by 9.3% during 2012, primarily as a result of (1) a 66.4% increase in net sales revenue of our International Business segment, (2) a 12.5% increase in net sales revenue of our Polyolefins segment, and (3) a 2.3% increase in net sales revenue of our Basic Petrochemicals segment. Reclassifications and eliminations of net sales revenues of our segments in consolidation, primarily reflecting intercompany sales of basic petrochemicals by our Basic Petrochemicals segment to our other segments, increased by 17.5% during 2012.

Net Sales Revenue of Basic Petrochemicals Segment

Net sales revenue of the Basic Petrochemicals segment increased by 2.3% during 2012, primarily as a result of (1) a 16.1% increase in net sales revenue generated by sales of basic petrochemicals (which exclude condensate, fuels, intermediates and utilities) to third parties by our basic petrochemicals operations to R$9,054.1 million during 2012 from R$7,817.8 million during 2011, and (2) a 13.5% increase in net sales revenue generated by sales of basic petrochemicals to our other business units by our basic petrochemicals operations to R$9,692.5 million during 2012 from R$8,540.5 million during 2011.

Net sales revenue generated by sales of:

•       naphtha and condensate declined by 44.5% to R$2,417.4 million during 2012 from R$R$4,356.1 million during 2011, primarily as a result of (1) the reduction of our resales of naphtha in 2012 as the levels of our internal consumption of naphtha recovered following the unscheduled shutdown of our basic petrochemicals plants in the Northeastern Complex in 2011 as a result of a power failure on February 4, 2011 that affected most of the northeastern region of Brazil, including our basic petrochemical plants in the Northeastern Complex, which reduced our consumption of naphtha, and (2) the 9.7% increase in the average Amsterdam-Rotterdam-Antwerp market price of naphtha in U.S. dollars to US$1,031.6 per ton during 2012 from US$931.2 per ton during 2011;

•       intermediates, including cumene, increased 0.9% to R$773.5 million during 2012 from R$766.6 million during 2011;

•       fuels increased by 4.5% to R$1,095.2 million during 2012 from R$1,048.0 million during 2011, primarily as a result of a 10.7% increase in net sales revenue generated by sales of automotive gasoline during 2012, the effects of which were partially offset by a 51.8% decline in net sales revenue generated by fuels other than automotive gasoline; and

•       utilities, including sales of utilities to our other segments, increased by 4.7% to R$578.0 million during 2012 from R$552.0 million during 2011.

The most significant factors contributing to the increase of net sales revenue generated by sales of basic petrochemicals to third parties were (1) a R$757.4 million, or 34.0%, increase in net sales revenue generated by sales of BTX products to third parties, and (2) a R$222.7 million, or 17.3%, increase in net sales revenue generated by sales of ethylene to third parties.

Sales volume of ethylene to third parties, substantially all of which is sold in the domestic market, increased by 6.6% to approximately 531,900 tons during 2012 from approximately 499,000 tons during 2011, principally due to the increased volume of ethylene available for export as a result of the recovery of our production volume in 2012 following the unscheduled shutdown of our basic petrochemicals plants in the Northeastern Complex in 2011. The average prices that we realized for sales of ethylene increased primarily as a result of the 8.7% increase in the average Western Europe contract price of ethylene in euros, as reported by IHS, and the effects of the 7.8% average depreciation of the real against the euro.

Sales volume of propylene to third parties increased by 8.9% to approximately 406,600 tons during 2012 from approximately 373,300 tons during 2011. Domestic sales volume of propylene to third parties increased by 1.2%. Export sales volume of propylene increased by 19.7%, principally due to the increased volume of propylene available for export as a result of the recovery of our production volume in 2012 following the unscheduled shutdown of our basic petrochemicals plants in the Northeastern Complex in 2011. The average prices that we realized for sales of propylene declined primarily as a result of the 20.0% decline in the average North American contract price of propylene in U.S. dollars, as reported by IHS, the effects of which were partially offset by the effects of the 16.7% average depreciation of the real against the U.S. dollar.

The principal factors leading to the increase in net sales revenue generated by sales of BTX products to third parties were the 30.9% increase in net sales revenue generated by sales of benzene to third parties and the 43.8% increase in net sales revenue generated by sales of para-xylene to third parties.

Sales volume of benzene to third parties increased by 3.8% to approximately 628,200 tons during 2012 from approximately 605,000 tons during 2011. Domestic sales volume of benzene to third parties increased by 6.4% and export sales volume of benzene declined by 2.0%. The average prices that we realized for sales of benzene increased primarily as a result of the 12.7% increase in the average North American contract market price of benzene in U.S. dollars, as reported by IHS, and the effects of the average depreciation of the real  against the U.S. dollar.

Sales volume of para-xylene to third parties, all of which is sold in the export market, increased by 20.8% to approximately 167,300 tons during 2012 from 138,400 tons during 2011. The average prices that we realized for sales of para-xylene increased primarily as a result of the effects of the average depreciation of the real  against the U.S. dollar, the effects of which were partially offset by the 4.3% decrease in the average North American contract market price of para-xylene in U.S. dollars, as reported by IHS.

Net Sales Revenue of Polyolefins Segment

Net sales revenue of the Polyolefins segment increased by 12.5% during 2012, primarily as a result of a 15.5% increase in net sales revenue generated by sales of polyethylene and a 7.5% increase in net sales revenue generated by sales of polypropylene, both primarily as a result of the recovery of volumes in 2012 from 2011 when there was an unscheduled shutdown  of our basic petrochemicals plants in the Northeastern Complex, which reduced the available supply of ethylene, and our polyolefins plants in the Northeastern Complex, both as a result of a power failure on February 4, 2011 that affected most of the northeastern region of Brazil and which required us to undertake certain repairs to our plants and reduced the capacity utilization of these plants as we ramped up production to normal utilization levels following this power failure.

Sales volume of polyethylene increased by 5.6% to approximately 2,430,000 tons during 2012 from approximately 2,300,700 tons during 2011. During 2012, domestic sales volume of polyethylene increased by 10.2% and export sales volume of polyethylene declined by 2.1%. The average prices that we realized for sales of polyethylene increased primarily as a result of the effects of the average depreciation of the real against the U.S. dollar, the effects of which were partially offset by the 2.3%, 2.4% and 3.1% decline in HDPE, LLDPE and LDPE contract prices in the North American market, respectively, according to IHS.

Sales volume of polypropylene increased by 4.9% to approximately 1,648,800 tons during 2012 from approximately 1,571,500 tons during 2011. During 2012, domestic sales volume of polypropylene increased by 7.3% and export sales volume of polypropylene declined by 1.5%. The average prices that we realized for sales of polypropylene increased primarily as a result of the effects of the average depreciation of the real against the U.S. dollar, the effects of which were partially offset by the 8.0% decline in the spot prices of the Northeast Asian market, according to IHS.

Net Sales Revenue of International Business Segment

Net sales revenue of the International Business segment, which includes the results of the propylene business we acquired from Dow which we have consolidated in our results as from October 1, 2011, increased by 66.4% during 2012. Sales volume of polypropylene by our International Business Unit increased by 71.6% to approximately 1,744,600   tons during 2012 from 1,016,800 tons during 2011. The average prices that we realized for sales of polypropylene by our International Business Unit increased primarily as a result of the effects of the average depreciation of the real against the U.S. dollar, the effects of which were partially offset by the 20.0% decline in the average North American contract price of polypropylene in U.S. dollars, as reported by IHS.

Net Sales Revenue of Vinyls Segment

Net sales revenue of the Vinyls segment increased by 16.7% during 2012, primarily as a result of a 14.5% increase in net sales revenue generated by sales of PVC and a 25.7% increase in net sales revenue generated by sales of caustic soda.

Sales volume of PVC, substantially all of which we sold in the domestic market during 2012 and 2011, increased by 15.9% to approximately 561,500 tons during 2012 from approximately 484,400 tons during 2011, primarily as a result of the recovery of volumes in 2012 compared to 2011 in which there was an unscheduled shutdown of our vinyls plants as a result of a power failure on February 4, 2011 that affected most of the northeastern region of Brazil. The average prices that we realized for sales of PVC declined primarily as a result of the 7.8% decline in the average Northeast Asian spot market prices of PVC in U.S. dollars, as reported by IHS, the effects of which were partially offset by the effects of the average depreciation of the real  against the U.S. dollar.

Sales volume of caustic soda, all of which we sold in the domestic market during 2012 and 2011, increased by 11.7% to approximately 471,600 tons during 2012 from approximately 422,100 tons during 2011, primarily as a result of the recovery of volumes in 2012 compared to 2011 in which there was (1) an unscheduled shutdown of vinyls plants as a result of a power failure on February 4, 2011 that affected most of the northeastern region of Brazil, and (2) an unscheduled stoppage at our Alagoas chlor-alkali plant for 23 days as a result of casualty incidents on May 21, 2011 and May 23, 2011. The average prices that we realized for sales of caustic soda increased primarily as a result of the 7.8% increase in the average North American spot market prices of caustic soda in U.S. dollars, as reported by IHS, and the effects of the average depreciation of the real against the U.S. dollar.

Cost of Products Sold and Gross Profit

Cost of products sold increased by 11.8% during 2012, primarily as a result of (1) a 68.1% increase in cost of sales and services rendered of our International Business segment, (2) an 12.0% increase in the cost of sales and services rendered of the Polyolefins segment, and (3) a 4.4% increase in the cost of sales and services rendered of the Basic Petrochemicals segment. Reclassifications and eliminations of cost of sales and services rendered of our segments in consolidation, primarily reflecting the costs of basic petrochemicals purchases by our Polyolefins and Vinyls segments from our Basic Petrochemicals segment, increased by 15.6% during 2012.

Consolidated gross profit declined by 9.2% during 2012. Gross margin (gross profit as a percentage of net sales revenue) declined to 9.4% during 2012 from 11.3% during 2011.

Cost of Sales and Services Rendered of Basic Petrochemicals Segment

Cost of sales and services rendered of the Basic Petrochemicals segment increased by 4.4% during 2012, primarily as a result of the effects of the 9.7% increase in the average Amsterdam-Rotterdam-Antwerp market price of naphtha in U.S. dollars to US$1,031.6 during 2012 from US$931.2 during 2011, and the effects of the average depreciation of the real  against the U.S. dollar. Naphtha and condensate accounted for 68.7% of the Basic Petrochemicals segment’s cost of sales and services rendered during 2012 and 60.3% during 2011.

Gross profit of the Basic Petrochemicals segment declined by 18.0% during 2012 and gross margin declined to 7.7% in 2012 from 9.6% during 2011.

Cost of Sales of Polyolefins Segment

Cost of sales of the Polyolefins segment increased by 12.0% during 2012, primarily as a result of (1) a 5.9% increase in the total sales volume of our Polyolefins segment’s legacy polyolefins operations, (2) the effects on our Polyolefins Unit’s average cost of ethylene of the 8.7% increase in the average Western Europe contract price of ethylene in euros, as reported by IHS, and (3) the effects of the average depreciation of the real against the euro on the contract price to this segment in reais  of ethylene and propylene.

Gross profit of the Polyolefins segment increased by 17.8% during 2012, and gross margin increased to 9.2% in 2012 from 8.8% during 2011.

Cost of Sales of International Business Segment

Cost of sales of the International Business segment, which includes the results of the propylene business we acquired from Dow which we have consolidated in our results as from October 1, 2011, increased by 68.1% during 2012, primarily as a result of the 71.6% increase in polypropylene sales volume recorded by this segment.

Gross profit of the International Business segment increased by 31.4% during 2012, while gross margin declined to 3.5% during 2012 from 4.5% during 2011.

Cost of Sales of Vinyls Segment

Cost of sales of the Vinyls segment increased by 21.1% during 2012, primarily due to (1) a 10.5% increase in the total sales volume of our Vinyls Unit, (2) the effects on our Vinyls Unit’s average cost of ethylene of the 8.7% increase in the average Western Europe contract price of ethylene in euros, as reported by IHS, and the effects of the average depreciation of the real against the euro, and (3) a 24.0% increase in the average cost of energy.

Gross profit of the Vinyls segment declined by 41.3% during 2012, while gross margin declined to 3.6% during 2012 from 7.1% during 2011.

Selling Expenses

Selling expenses increased by 26.4% during 2012, primarily as a result of (1) increased distribution and storage expenses as a result of increased sales volume, and (2) our consolidation of the results of the propylene business we acquired from Dow as from October 1, 2011. Selling expenses as a percentage of net sales revenue increased to 1.1% during 2012 from 1.0% during 2011.

Distribution Expenses

Distribution expenses increased by 17.6% during 2012, primarily as a result of increased sales volume. Distribution expenses as a percentage of net sales revenue increased to 1.6% during 2012 from 1.5% during 2011.

General and Administrative Expenses

General and administrative expenses increased by 6.8% during 2012, primarily as a result of (1) our consolidation of the results of the polypropylene business we acquired from Dow as from October 1, 2011, (2) advertising expenses related to sponsorship of Rio+20 and the Braskem 10 year celebration campaign, and (3) an increase in personnel expenses due collective bargaining agreements in 2012. General and administrative expenses as a percentage of net sales revenue remained stable at 2.8% during 2012 and 2.9% during 2011.

Research and Development Expenses

Research and development expenses increased by 7.2% during 2012, primarily as a result of an increase in investments for improvements in existing and new products and processes. Research and development expenses as a percentage of net sales revenue remained stable at 0.3% during 2012 and 2011.

Results from Equity Investments

Results from equity investments was a loss of R$25.8 million in 2012 compared to a loss of R$1.7 million in 2011, primarily as a result of a R$22.2 million loss recorded as equity in the results of jointly-controlled subsidiaries and associate compared to a R$3.3 million gain during 2011.

Results from Business Combinations

Gains from business combinations were R$30.0 million in 2011. Gains from business combinations in 2011 consisted of a bargain purchase gain related to our acquisition of the polypropylene business of Dow.  We did not record gains from business combinations in 2012.

Other Operating Income (Expenses), Net

Other operating income, net was R$333.9 million during 2012, primarily consisting of:

•      R$236.0 million in damages that Sunoco agreed to pay as a result of its termination effective on June 9, 2012 of our feedstock supply agreement under which Sunoco provided propylene to one of our polypropylene plants in the United States;

•      R$80.5 million in connection with a portion of the discount we realized as a result of our prepayment of R$301.8 million to extinguish R$403.8 million of taxes payable in installments under a settlement that we had entered into under the federal tax installment program established by Law No. 11,941/09;

•      a gain of R$107.0 million in connection with our sale of rail cars owned by our subsidiary Braskem America;

•      expenses related to inventory adjustments and losses and write-offs of raw materials of R$62.9 million; and

•      depreciation expenses of R$31.5 million on dormant plants.

Other operating expenses, net were R$3.6 million during 2011, primarily consisting of:

•      gains related to judicial and administrative proceedings in the amount of R$152.2 million;

•      losses on the sale of property, plant and equipment and investment of R$55.5 million;

•      write-offs of obsolete raw materials and machinery of R$52.6 million;

•      depreciation expenses of R$20.7 million related to idle plants; and

•      expenses related to inventory adjustments and losses on changes in raw materials of R$14.4 million.

Operating Profit (Loss)

As a result of the foregoing:

•      operating profit of the Basic Petrochemical segment declined by 23.2% to R$1,253.5 million during 2012 from R$1,631.3 million during 2011, and the operating margin of the Basic Petrochemical segment declined to 5.3% during 2012 from 7.1% during 2011;

•      operating profit of the Polyolefins segment increased by 53.0% to R$436.6 million during 2012 from R$285.3 million during 2011, and the operating margin of the Polyolefins segment declined to 3.0% during 2012 from 2.2% during 2011;

•      operating profit of the International Business segment increased to R$314.6 million during 2012 from R$17.0 million during 2011, reflecting our consolidation of the results of the polypropylene business we acquired from Dow as from October 1, 2011, and the operating margin of the International Business segment increased to 5.8% during 2012 from 0.5% during 2011; and

•      operating loss of the Vinyls segment increased by 0.4% during 2012 to R$55.8 million during 2012 from R$55.6 million during 2011, and the negative operating margin of the Vinyls segment declined to 2.8% during 2012 from 3.2% during 2011.

Operating profit on a consolidated basis declined by 17.7% during 2012. As a percentage of net sales revenue, operating profit declined to 4.3% during 2012 from 5.8% during 2011.

Financial Results

Financial results increased by 21.0% during 2012 as a result of a 9.9% increase in financial expenses and a 30.7% decline in financial income.

Financial Income

Financial income declined by 30.7% during 2012, primarily due to (1) a 48.1% decline in gain on exchange variation on monetary assets to R$219.7 million during 2012 from R$423.1 million during 2011 as a result of the decline of the depreciation of the real against the U.S. dollar to 9.0% during 2012 from 12.6% during 2011, and (2) to a lesser extent, a 17.5% decline in interest income to R$220.0 million during 2012 from R$266.7 million during 2011 as a result of the decline of the CDI rate during 2012.

Financial Expenses

Financial expenses increased by 9.9% during 2012, primarily due to (1) an increase in adjustment to present value—appropriation to R$310.5 million during 2012 from R$60.4 million during 2011 as a result of the change of feedstock payment terms in the domestic market to 90 days, and (2) a 14.6% increase in loss on exchange variation on monetary liabilities to R$1,894.8 million during 2012 from R$1,654.0 million during 2011 as a result of the decline of the depreciation of the real against the U.S. dollar to 9.0% during 2012 from 12.6% during 2011.

Income Tax and Social Contribution

The composite corporate statutory income tax and social contribution rate was 34% during 2012 and 2011. Income tax and social contribution was a benefit of R$793.4 million during 2012 and R$373.7 million during 2011.

The effective tax rate applicable to our operating loss was 35.7% during 2012, primarily as a result of the effects due to the inclusion of new tax liabilities in the installment program, which increased the effective tax rate applied to our operating loss by 1.5%.

The effective tax rate applicable to our operating loss was 40.7% during 2011, primarily as a result of (1) social contribution recorded in previous years, which increased the effective tax rate applied to our operating loss by 8.0%, (2) the effects due to the inclusion of new tax liabilities in the installment program, which increased the effective tax rate applied to our operating loss by 1.5%, (3) the IFRS effects on the business combination adjustments, which increased the effective tax rate applied to our operating loss by 1.1% because the bargain purchase gain is not taxed and (3) the effects of other non-deductible expenses which decreased our effective rate by 4.1%.

Profit (Loss) from Continuing Operations

Loss from continuing operations increased by 91.2% to R$1,040.3 million, or 2.9% of net sales revenue, during 2012 from R$544.2 million, or 1.7% of net sales revenue, during 2011.

Revenue from Discontinued Operations

Discontinued operations consist of the operations of (1) QuantiQ and IQAG, which formerly constituted the our distribution segment and which as of December 31, 2012 were held for sale, (2) our former subsidiary Cetrel, which we sold in December 2012, and (3) our former subsidiary Braskem Distibuidora, which we sold in December 2012. Results of discontinued operations increased to R$302.0 million during 2012 from R$56.0 million during 2011.

Profit (Loss)

Loss increased by 51.2% to R$738.3 million, or 2.1% of net sales revenue, during 2012 from R$488.2 million, or 1.5% of net sales revenue, during 2011.

Year Ended December 31, 2011 Compared with Year Ended December 31, 2010

The following table sets forth consolidated financial information for the years ended December 31, 2011 and 2010.

	Year Ended December 31,
	2011	2010	% Change
	(in millions of reais)

Net sales revenue	R$32,497.1	R$25,025.7	29.9
Cost of products sold	(28,819.4)	(21,028.9)	37.0
Gross profit	3,677.7	3,996.8	(8.0)
Income (expenses):
Selling	(319.2)	(353.6)	(9.7)
Distribution	(480.5)	(335.5)	43.2
General and administrative	(934.8)	(931.1)	0.4
Research and development	(99.1)	(78.8)	25.8
Results from equity investments	(1.7)	18.2	(109.3)
Results from business combination	(30.0)	975.3	(96.9)
Other operating income (expenses), net	(3.6)	(96.6)	(96.3)
Operating profit	1,868.8	3,194.7	(41.5)
Financial results:
Financial expenses	(3,551.7)	(1,692.0)	109.9
Financial income	765.0	364.9	109.6
Profit (loss) before income tax and social contribution	(917.9)	1,867.6	(149.1)
Income tax and social contribution	373.7	6.1	n.m.
Profit (loss) from continuing operations	(544.2)	1,873.7	(129.0)
Results from discontinued operations	56.0	15.8	254.4
Profit (loss)	R$(488.2)	R$1,889.5	(125.8)

____________________________

n.m.:  Not meaningful.

Net Sales Revenue

Net sales revenue increased by 29.9% during 2011, primarily as a result of (1) a 29.7% increase in net sales revenue of our Basic Petrochemicals segment, (2) a 93.4% increase in net sales revenue of our International Business segment, which we have consolidated in our results as from April 1, 2010, and (3) an 12.9% increase in net sales revenue of our Polyolefins segment. Reclassifications and eliminations of net sales revenues of our segments in consolidation, primarily reflecting intercompany sales of basic petrochemicals by our Basic Petrochemicals segment to our other segments, increased by 4.9% during 2011.

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

Sales volume of toluene to third parties increased by 20.8% to approximately 168,300 tons, including approximately 62,300 tons sold by Quattor and RioPol during 2011, from approximately 139,400 tons during 2010, including approximately 33,200 tons sold by Quattor and RioPol during the eight-month period ended December 31, 2010, principally due to our decision to sell toluene instead of using it to produce benzene and para-xylene. The average prices that we realized for sales of toluene increased primarily as a result of the 32.4% increase in the average North American contract market price of toluene in U.S. dollars, as reported by IHS, and the effects of the average depreciation of the real  against the U.S. dollar.

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

Net Sales Revenue of Polyolefins Segment

Net sales revenue of the Polyolefins segment increased by 12.9% during 2011, primarily as a result of (1) our consolidation of the results of Quattor, RioPol and Braskem Petroquímica as from May 1, 2010, the polyolefins operations of which generated net sales revenue of R$4,282.9 million during 2011 compared to R$3,009.0 million during the eight-month period ended December 31, 2010 (the period of 2010 during which we consolidated the results of Quattor, RioPol and Braskem Petroquímica), and (2) a 13.9% increase in net sales revenue generated by sales of polypropylene by our legacy polyolefins operations. The effects of these factors was partially offset by a 7.2% decline in net sales revenue generated by sales of polyethylene by our legacy polyolefins operations primarily attributable to the unscheduled shutdown  of our basic petrochemicals plants in the Northeastern Complex, which reduced the available supply of ethylene, and our polyolefins plants in the Northeastern Complex, both as a result of a power failure on February 4, 2011 that affected most of the northeastern region of Brazil and which required us to undertake certain repairs to our plants and reduced the capacity utilization of these plants as we ramped up production to normal utilization levels following this power failure.

Sales volume of polypropylene increased by 13.8% to approximately 1,571,500 tons, including approximately 584,200 tons sold by Quattor, RioPol and Braskem Petroquímica, during 2011 from approximately 1,380,800 tons during 2010, including approximately 320,500 tons sold by Quattor, RioPol and Braskem Petroquímica during the eight-month period ended December 31, 2010. Domestic sales volume of polypropylene by our legacy polyolefins operations decreased by 0.4% during 2011. Export sales volume of polypropylene by our legacy polyolefins operations increased by 21.8% as a result of the increased volume of polypropylene available for export, which was reduced during 2010 as a result of a scheduled maintenance shutdown of one of our plants. The average prices that we realized for sales of polypropylene increased primarily as a result of the 16.2% increase in the average Northeast Asian spot market prices of polypropylene in U.S. dollars, as reported by IHS, and the effects of the average depreciation of the real against the U.S. dollar.

Sales volume of polyethylene increased by 2.8% to approximately 2,300,700 tons, including approximately 843,000 tons sold by Quattor, RioPol and Braskem Petroquímica, during 2011 from approximately 2,300,700 tons during 2010, including approximately 406,800 tons sold by Quattor, RioPol and Braskem Petroquímica during the eight-month period ended December 31, 2010. Domestic sales volume of polyethylene by our legacy polyolefins operations declined by 9.4% during 2011, principally as a result of the unscheduled shutdown of our basic petrochemicals plants in the Northeastern Complex, which reduced the available supply of ethylene, and our polyolefins plants in the Northeastern Complex, both as a result of a power failure on February 4, 2011 that affected most of the northeastern region of Brazil. Export sales volume of polyethylene by our legacy polyolefins operations declined by 10.9% during 2011, principally due to the reduced volume of polyethylene available for export as a result of the unscheduled shutdown of our basic petrochemicals and polyolefins plants in the Northeastern Complex. The average prices that we realized for sales of polyethylene increased primarily as a result of the 8.9%, 9.2% and 9.7% increases in the average North American contract prices in U.S. dollars, as reported by IHS, of HDPE, LLDPE and LDPE, respectively, and the effects of the average depreciation of the real against the U.S. dollar.

Net Sales Revenue of International Business Segment

Net sales revenue of the International Business segment, which we have consolidated in our results as from April 1, 2010 following the Sunoco Chemical Acquisition and includes the results of the propylene business we acquired from Dow which we have consolidated in our results as from October 2011, increased by 93.4% during 2011. Sales volume of polypropylene by our International Business Unit increased by 58.9% to approximately 1,016,800 tons during 2011 from approximately 639,900 tons during the nine-month period ended December 31, 2010 (the period of 2010 during which we consolidated the results of Braskem America). The average prices that we realized for sales of polypropylene by our International Business Unit increased primarily as a result of the 23.6% increase in the average North American contract price of propylene in U.S. dollars, as reported by IHS, and the effects of the average depreciation of the real against the U.S. dollar.

Net Sales Revenue of Vinyls Segment

Net sales revenue of the Vinyls segment declined by 3.8% during 2011, primarily as a result of a 4.9% decline in net sales revenue generated by sales of PVC and an 81.7% decline in net sales revenue generated by sales of EDC, the effects of which were partially offset by a 13.3% increase in net sales revenue generated by sales of caustic soda.

Sales volume of PVC, substantially all of which we sold in the domestic market during 2011 and 2010, declined by 4.1% to approximately 484,400 tons during 2011 from approximately 505,000 tons during 2010, primarily as a result of the unscheduled shutdown of our basic petrochemicals plants in the Northeastern Complex and our vinyls plants as a result of a power failure on February 4, 2011 that affected most of the northeastern region of Brazil. The average prices that we realized for sales of PVC declined primarily as a result of the effects of the average depreciation of the real  against the U.S. dollar, the effects of which were partially offset by the 7.7% increase in the average Northeast Asian spot market prices of PVC in U.S. dollars, as reported by IHS.

Sales volume of EDC, which we do not sell in the domestic market, declined by 73.6% to approximately 23,600 tons during 2011 from approximately 89,200 tons during 2010, primarily as a result of (1) the unscheduled shutdown of our basic petrochemicals plants in the Northeastern Complex and our vinyls plants as a result of a power failure on February 4, 2011 that affected most of the northeastern region of Brazil, and (2) an unscheduled shutdown at our Alagoas chlor-alkali plant for 23 days as a result of casualty incidents on May 21, 2011 and May 23, 2011. As a result of these factors, we did not sell EDC to third parties during the second or third quarter of 2011. The average prices that we realized for sales of EDC declined primarily as a result of the 8.7% decline in the average Northeast Asian spot market prices of EDC in U.S. dollars, as reported by IHS, the effects of which were partially offset by the effects of the average depreciation of the real against the U.S. dollar.

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

Cost of Sales and Services Rendered and Gross Profit

Cost of sales and services rendered increased by 37.0% during 2011, primarily as a result of (1) a 34.5% increase in the cost of sales and services rendered of the Basic Petrochemicals segment, (2) a 101.3% increase in cost of sales and services rendered of our International Business segment, which we have consolidated in our results as from April 1, 2010, and (3) an 18.7% increase in the cost of sales and services rendered of the Polyolefins segment. Reclassifications and eliminations of cost of sales and services rendered of our segments in consolidation, primarily reflecting the costs of basic petrochemicals purchases by our Polyolefins and Vinyls segments from our Basic Petrochemicals segment, increased by 8.6% during 2011.

Consolidated gross profit declined by 8.0% during 2011. Gross margin (gross profit as a percentage of net sales revenue) declined to 11.3% during 2011 from 16.0% during 2010.

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

Cost of Sales of Polyolefins Segment

Cost of sales of the Polyolefins segment increased by 18.7% during 2011, primarily as a result of (1) our consolidation of the results of Quattor, RioPol and Braskem Petroquímica as from May 1, 2010, the polyolefins operations of which recorded cost of sales and services of R$3,995.4 million during 2011 and R$2,631.6 million during the eight-month period ended December 31, 2010, (2) the effects on our Polyolefins Unit’s average cost of ethylene of the 19.7% increase in the average Western Europe contract price of ethylene in euros, as reported by IHS, (3) the effects on our Polyolefins Unit’s average cost of propylene of the 19.6% increase in the average Western Europe contract price of propylene in euros, as reported by IHS. The effects of these increases were partially offset by a 4.8% decline in the total sales volume of our Polyolefins segment’s legacy polyolefins operations.

Gross profit of the Polyolefins segment declined by 25.3% during 2011, and gross margin declined to 8.8% during 2011 from 13.2% during 2010.

Cost of Sales of International Business Segment

Cost of sales of the International Business segment, which we have consolidated in our results as from April 1, 2010 following the Sunoco Chemical Acquisition and includes the results of the propylene business we acquired from Dow which we have consolidated in our results as from October 2011, increased by 101.3% during 2011, primarily as a result of (1) the 58.9% increase in polypropylene sales volume recorded by this segment, and (2) the effects on our International Business unit’s average cost of propylene of the 23.6% increase in the average North American contract price of propylene in U.S. dollars, as reported by IHS, and the effects of the average appreciation of the real against the U.S. dollar.

Gross profit of the International Business segment increased by 5.2% during 2011, while gross margin declined to 4.5% during 2011 from 8.2% during 2010.

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

Selling Expenses

Selling expenses declined by 9.7% during 2011, primarily as a result of a decline in selling expenses of our other operations as a result of our implementation of a program to increase the efficiency of our sales function including a reduction of our sales force. The effects of this decline were partially offset by our consolidation of the results of Quattor, RioPol and Braskem Petroquímica as from May 1, 2010, which increased our selling expenses by R$95.5 million during 2011 as compared to R$123.1 million, which includes the distribution expenses of Quattor, RioPol and Braskem Petroquímica, during the five-month period between May 1, 2010 and September 30, 2010. Selling expenses as a percentage of net sales revenue declined to 1.0% during 2011 from 1.4% during 2010.

Distribution Expenses

Distribution expenses increased by 43.2% during 2011, primarily as a result of our consolidation of the results of Quattor, RioPol and Braskem Petroquímica as from May 1, 2010, which increased our distribution expenses by R$146.2 million during 2011 as compared to R$32.2 million during the five-month period between May 1, 2010 and September 30, 2010. The distribution expenses of Quattor, RioPol and Braskem Petroquímica during the three-month period between October 1, 2010 and December 31, 2010 were included in selling expenses of this period, consistent with the accounting policies of these companies prior to our acquisition of these companies. Distribution expenses as a percentage of net sales revenue increased to 1.5% during 2011 from 1.3% during 2010.

General and Administrative Expenses

General and administrative expenses increased by 0.4% during 2011, primarily as a result of our consolidation of the results of Braskem America as from April 1, 2010, which increased our general and administrative expenses by R$64.4 million during 2011 as compared to R$54.2 million during the nine-month period ended December 31, 2010. General and administrative expenses as a percentage of net sales revenue declined to 2.9% during 2011 from 3.7% during 2010.

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

Results from Equity Investments

Results from equity investments was a loss of R$1.7 million in 2011 compared to a gain of R$18.2 million in 2010, primarily as a result of a 85.5% decline in equity in the results of jointly-controlled subsidiaries and associate to R$3.3 million during 2011 from R$22.5 million during 2010, principally due to (1) lower net income recorded by Borealis Brasil S.A., and (2) adjustments in the equity result of Braskem America and Quattor, which we did not record during 2011.

Results from Business Combinations

Gains from business combinations were R$30.0 million in 2011. Gains from business combinations in 2011 consisted of a bargain purchase gain related to our acquisition of the polypropylene business of Dow. Gains from business combinations were R$975.3 million in 2010. Gains from business combinations in 2010 consisted of a R$841.5 million bargain purchase gain related to our acquisition of Quattor, a R$126.1 million bargain purchase gain related to our acquisition of Braskem America and a R$7.7 million bargain purchase gain related to our acquisition of Unipar Comercial.

Other Operating Income (Expenses), Net

Other operating expenses, net was R$3.6 million during 2011, primarily consisting of:

•      gains related to judicial and administrative proceedings in the amount of R$152.2 million;

•      losses on the sale of property, plant and equipment and investment of R$55.5 million;

•      write-offs of obsolete raw materials and machinery of R$52.6 million;

•      depreciation expenses of R$20.7 million related to idle plants; and

•      expenses related to inventory adjustments and losses on changes in raw materials of R$14.4 million.

Other operating expenses, net was R$96.6 million during 2010, primarily consisting of:

•      a R$22.4 million write-off of obsolete raw materials;

•      a R$19.7 million write-off of discontinued projects;

•      a R$11.0 million provision for decommissioning of certain assets of Quattor;

•      R$14.0 million of mutual fees; and

•      a R$12.0 million write-off of advances to suppliers.

Operating Profit (Loss)

As a result of the foregoing:

•      operating profit of the Basic Petrochemical segment declined by 1.0% to R$1,631.3 million during 2011 from R$1,648.1 million during 2010, and the operating margin of the Basic Petrochemical segment declined to 7.1% during 2011 from 9.3% during 2010;

•      operating profit of the Polyolefins segment declined by 66.0% to R$285.3 million during 2011 from R$840.3 million during 2010, and the operating margin of the Polyolefins segment declined to 2.2% from 7.4% during 2010;

•      operating loss of the Vinyls segment was R$55.6 million during 2011 compared to operating profit of R$52.4 million during 2010, and the negative operating margin of the Vinyls segment was 3.2% during 2011 compared to an operating margin of 2.9% during 2010; and

•      operating profit of the International Business segment declined by 67.6% to R$17.0 million during 2011 from R$52.4 million during 2010, and the operating margin of the International Business segment declined to 0.5% during 2011 from 3.1% during 2010.

Operating profit on a consolidated basis declined by 41.5% during 2011. As a percentage of net sales revenue, operating profit declined to 5.8% during 2011 from 12.8% during 2010.

Financial Results

Financial results increased by 110.0% during 2011 as a result of a 109.9% increase in financial expenses, partially offset by a 109.6% increase in financial income.

Financial Income

Financial income increased by 109.6% during 2011, primarily due to the effects of a R$423.1 million gain on exchange variation on monetary assets recorded during 2011 compared to a R$15.3 million loss recorded during 2010 as a result of the 12.6% depreciation of the real against the U.S. dollar during 2011 compared to the 4.3% appreciation of the real against the U.S. dollar during 2010.

Financial Expenses

Financial expenses increased by 109.9% during 2011, primarily due to the effects of a R$1,654.0 million loss on exchange variation on monetary liabilities recorded during 2011 compared to a R$466.7 million gain recorded during 2010 as a result of the 12.6% depreciation of the real against the U.S. dollar during 2011 compared to the 4.3% appreciation of the real against the U.S. dollar during 2010.

Income Tax and Social Contribution

The composite corporate statutory income tax and social contribution rate was 34% during 2011 and 2010. Income tax and social contribution was a benefit of R$373.7 million during 2011 and R$6.1 million during 2010.

The effective tax rate applicable to our operating loss was 40.7% during 2011, primarily as a result of (1) social contribution recorded in previous years, which increased the effective tax rate applied to our operating loss by 8.0%, (2) the effects due to the inclusion of new tax liabilities in the installment program, which increased the effective tax rate applied to our operating loss by 1.5%, (3) the IFRS effects on the business combination adjustments, which increased the effective tax rate applied to our operating loss by 1.1% because the bargain purchase gain is not taxed and (3) the effects of other non-deductible expenses which decreased our effective rate by 4.1%.

The effective tax rate applicable to our operating income was negative 0.3% during 2010, primarily as a result of (1) the IFRS effects on the business combination adjustments, which reduced our effective tax rate by 17.8% because the bargain purchase gain is not taxed, and (2) the tax effects of the acquisition of Quattor, which had significant tax loss carryforwards, which reduced our effective tax rate by 15.2%, due to the valuation allowance reversal.

Profit (Loss) from Continuing Operations

Loss from continuing operations was R$544.2 million, or 1.7% of net sales revenue, during 2011 compared to profit from continuing operations of R$1,873.7 million, or 7.5% of net sales revenue, during 2010.

Revenue from Discontinued Operations

Discontinued operations consist of the operations of (1) QuantiQ and IQAG, which formerly constituted the our distribution segment and which as of December 31, 2012 were held for sale, (2) our former subsidiary Cetrel, which we sold in December 2012, and (3) our former subsidiary Braskem Distibuidora, which we sold in December 2012. Results of discontinued operations increased to R$56.0 million during 2011 from R$15.8 million during 2010.

Profit (Loss)

We recorded a loss of R$488.2 million, or 1.5% of net sales revenue, during 2011 compared to profit of R$1,889.5 million, or 7.6% of net sales revenue, during 2010.

Liquidity and Capital Resources

Our principal cash requirements for 2013 consist of the following:

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

During 2012, cash flow generated by operations was used primarily for investing activities, for working capital requirements and to service our outstanding debt obligations. As of December 31, 2012, our consolidated cash and cash equivalents amounted to R$3,287.6 million. As of December 31, 2012, we had net working capital (defined as (1) current assets plus non-current assets held for sale, minus (2) current liabilities plus non-current liabilities held for sale) of R$35.7 million.

Projected Sources and Uses of Cash

We anticipate that we will be required to spend approximately R$25.1 billion to meet our short-term contractual obligations and commitments and budgeted capital expenditures during 2013, and an additional approximate R$24.5 billion to meet our long-term contractual obligations and commitments and some of our budgeted capital expenditures in 2014 and 2015 (excluding equity contributions to our joint ventures in Mexico and Venezuela). We expect that we will meet these cash requirements for (1) our operations through sales of our products, and (2) our debt service through operating cash flow and new financing activities, including new debt financings and the refinancing of our existing short-term indebtedness as it becomes due.

We have commitments from several financial institutions to provide us with financing in the future, including commitments from the Brazilian National Bank for Economic and Social Development (Banco Nacional do Desenvolvimento), or BNDES, to lend us funds under our revolving stand-by credit facilities (Contrato de Abertura de Limite de Crédito), or CALC facilities, described under “—Indebtedness and Financing Strategy—Credit Facilities with BNDES.” As of December 31, 2012, an aggregate principal amount of R$2.5 billion was available for disbursement under these facilities.

These commitments are subject to conditions precedent which we believe that we will be able to satisfy in connection with any amounts drawn under these facilities. We pay commitment fees to these financial institutions in connection with their commitments, other than our BNDES revolving stand-by credit facilities.

In addition, we entered into a project finance facility to fund the development of Project Ethylene XXI. For more information regarding this facility, see “Item 4. Information on the Company—History and Development of Our Company—Agreements Relating to Project Ethylene XXI—Financing Agreements.”

Cash Flows

Cash Flows Provided by Operating Activities

Net cash provided by operating activities was R$2,571.8 million during 2012, R$2,777.5 million during 2011 and R$2,720.4 million during 2010.

Net cash provided by operating activities declined by R$205.7 million during 2012 compared to 2011, primarily as a result of:

•         the R$535.5 million decline in profit before income tax and social contribution and after results from discontinued operations;

•         a R$625.1 million decline in trade accounts receivable during 2012 compared to a R$365.9 million decline during 2011, primarily as a result of the depreciation of the real in 2012 compared to 2011 period, which directly impacted our receivables from exports;

•         a R$426.4 million decline in taxes and contributions payable during 2012 compared to a R$52.1 million decline during 2011 as a result of installment payments made under a Brazilian federal tax settlement program; and

•         a R$204.4 million increase in interest paid to R$1,006.8 million during 2012 from R$802.4 million during 2011, primarily as a result of an increase in the principal amount of our outstanding debt.

The effects of these factors were partially offset by:

•         a R$2,165.5 million increase in accounts payable to suppliers during 2012 compared to a R$1,326.0 million increase in accounts payable to suppliers during 2011, principally as a result of an increase in the price of our principal raw materials, including naphtha, ethane, propane and propylene and the depreciation of the real  in 2012 compared to 2011 period; and

•         a R$389.0 million increase in other accounts payable during 2012 compared to a R$212.1 million decline during 2011, primarily as a result of our incurrence of accounts payable relating to our development of Project Ethylene XXI.

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

Cash Flows Used in Investing Activities

Investing activities used net cash of R$2,834.3 million during 2012, R$2,866.5 million during 2011 and R$2,387.6 million during 2010.

During 2012, investing activities for which we used cash on a consolidated basis primarily consisted of (1) investments of R$1,629.3 million in new capacity projects, including investments of R$993.0 million for the construction of our facilities in Mexico, of which R$34.0 million corresponds to our equity contribution, R$357.0 million for the construction of our new PVC facilities and R$174.2 million for the construction of our new butadiene plant, (2) investments of R$486.6 million to perform maintenance on our plants during scheduled shutdowns, (3) investments of R$183.5 million in information technology modernization and increased reliability of our systems, (4) investments of R$180.8 million in equipment replacement, and (5) investments of R$173.1 million in productivity and safety improvements.

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

Cash Flows Used in Financing Activities

Financing activities provided net cash of R$633.9 million during 2012 and R$494.7 million during 2011, and used net cash of R$388.3 million during 2010.

During 2012:

•      we borrowed R$732.5 million and US$81.5 million under our credit facilities with Brazilian National Bank for Economic and Social Development (Banco Nacional do Desenvolvimento), or BNDES;

•      we issued and sold US$500 million aggregate principal amount of our 5.375% Notes due 2022;

•      we issued and sold US$250.0 million aggregate principal amount of our 5.75% Notes due 2021;

•      we issued and sold US$250.0 million aggregate principal amount of our 7.125% Notes due 2041;

•      we issued and sold US$250.0 million aggregate principal amount of our 7.375% Perpetual Bonds;

•      we borrowed R$300.0 million aggregate principal amount under a credit export note facility that we entered into with a Brazilian financial institution in September 2012;

•      we borrowed R$200.0 million aggregate principal amount under a credit export note facility that we entered into with a Brazilian financial institution in January 2012;

•      we borrowed R$100.0 million aggregate principal amount under a credit export note facility that we entered into with a Brazilian financial institution in June 2012; and

•      we borrowed R$100.0 million aggregate principal amount under a credit export note facility that we entered into with a Brazilian financial institution in November 2012.

During 2012, we used cash:

•      to prepay R$504.6 million, representing all principal amounts and interest outstanding under three credit export note facilities;

•      to prepay R$129.2 million, representing a working capital loan;

•      to prepay US$600.0 million, representing all principal amounts outstanding, under four export prepayment facilities; and

•      to make other scheduled payments and prepayments under various of our outstanding debt instruments.

In addition, we used cash to pay dividends in the aggregate amount of R$482.1 million.

On August 13, 2012, our board of directors authorized a share repurchase program under which we were authorized to repurchase up to 13,376,161 class A preferred shares at market prices over the BM&FBOVESPA at any time and from time to time prior to August 28, 2013. Shares that were repurchased will be held in treasury and may be resold or cancelled. As of December 31, 2012, we had repurchased 262,300 class A preferred shares for an aggregate of R$3.5 million.

On August 26, 2011, our board of directors authorized a share repurchase program under which we were authorized to repurchase up to 12,162,504 class A preferred shares at market prices over the BM&FBOVESPA at any time and from time to time prior to August 28, 2012. Shares that were repurchased will be held in treasury and may be resold or cancelled. During 2012, we repurchased 2,007,600 class A preferred shares for an aggregate of R$26.3 million.

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

During 2011, we used cash (1) to prepay US$551.9 million and R$482.5 million, representing all amounts outstanding, under five export finance facilities, (2) to prepay US$210.4 million under a syndicated unsecured credit agreement that we entered into in March 2010 to finance the Sunoco Chemicals Acquisition, (3) to pay our 14th issue of unsecured non-convertible debentures in the amount of R$530.4 million at maturity, (4) to redeem all of our 9.00% Perpetual Bonds in the aggregate principal amount of US$200.0 million, (5) to repurchase US$165.7 million aggregate principal amount of our 11.75% Notes due 2014, (6) to repurchase US$144.3 million aggregate principal amount of our 8.00% Notes due 2017, (7) to repurchase US$84.7 million aggregate principal amount of our 9.375% Notes due 2015, and (8) to make other scheduled payments and prepayments under various of our outstanding debt instruments. In addition, we used cash to pay dividends in the aggregate amount of R$664.9 million.

During 2011, we repurchased 1,405,400 class A preferred shares for an aggregate of R$19.8 million under a share repurchase program approved on August 26, 2011.

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

During 2010, we used cash (1) to prepay R$3,913.8 million aggregate amount of the indebtedness of the Quattor Companies that we assumed as a result of the Quattor Acquisition, (2) to prepay R$559.3 million of project finance loans from BNDES, (3) to repay the balance of US$312.5 million of short-term debt under an export prepayment credit facility with Petrobras International Finance Company, or PIFCo, (4) to prepay R$543.7 million under credit export note facilities, (5) to prepay US$225 million under our US$725 million export prepayment facility, (6) to prepay US$200.7 million under export prepayment agreements, (7) to prepay US$150 million of our outstanding 9.75% Perpetual Bonds, and (8) to prepay R$234.1 million of a working capital loan with CEF. We did not pay any dividends in 2010.

Unless our board of directors deems it inconsistent with our financial position and the decision of our board of directors is ratified by our shareholders, payment of dividends is mandatory under Brazilian Corporation Law and our by-laws and also is required under agreements with two of our shareholders and, consequently, may give rise to significant cash requirements in future periods.

Contractual Commitments

The following table summarizes significant contractual obligations and commitments as of December 31, 2012 that have an impact on our liquidity:

	Payments Due by Period
	Less than One Year	One to Three Years	Three to Five Years	More than Five Years	Total
	(in millions of reais)

Loans and financings(1)	R$1,912	R$3,739	R$2,320	R$19,657	R$27,628
Derivatives (2)	293	―	―	―	293
Tax refinancing program (3)	105	209	209	714	1,237
Petros Copesul plan contributions (4)	147	―	―	―	147
Defined benefit actuarial obligation (5)	―	―	―	19	19
Other payables (6)	261	228	94	―	583
Project Ethylene XXI (7)	2,549	2,270	―	―	4,819
Purchase obligations for raw materials(8)	17,462	13,036	13,036	879	44,413
Purchase obligations for electric power and gas (6)	957	1,234	549	530	3,270
Total contractual obligations	R$23,686	R$20,716	R$16,208	R$21,799	R$82,409

____________________________

(1)   Consists of estimated future payments of amortization amounts plus interest on our loans and financings, calculated based on interest rates and foreign exchange rates applicable as of December 31, 2012 and assuming (i) that all amortization payments and payments at maturity on our loans, financings and debentures will be made on their scheduled payment dates, and (ii) that our perpetual bonds are redeemed after 100 years.

(2)   Consists substantially of foreign exchange swaps that we entered into to offset the variation in the rates of export credit notes contracts. For further information, see note 20.1.2 of our consolidated financial statements elsewhere in this annual report.

(3)   Consists of payments pursuant to the agreement that Braskem entered into in November 2009 with the Brazilian tax authorities. For further information, see the note 21(b) of our consolidated financial statements elsewhere in this annual report.

(4)   Consists of payments to the participants of the Petros Copesul defined benefit plan in connection with our withdrawal as sponsor of this plan. For further information, see notes 25.2(a) and 27(a) to our consolidated financial statements elsewhere in this annual report.

(5)   Consists of the actuarial liabilities in connection with the Novamont, Braskem Europe and Braskem Idesa Servicios defined benefit plans. For further information, see note 25.2 to our consolidated financial statements elsewhere in this annual report.

(6)   Consists of (i) amounts payable to non-controlling shareholders of Braskem Idesa and (ii) amounts payable to BNDES Participações S.A. as part of the business combination with Quattor. For further information, see note 27 of our consolidated financial statements elsewhere in this annual report.

(7)   Consists of contractual commitments for the engineering, procurement and construction (EPC) of Ethylene XXI and technology license fee regarding this project, calculated based on estimated future contractual payments and interest and based on the foreign exchange rate in effect as of December 31, 2012.

(8)   Consists of purchase commitments for raw materials and electric power and gas pursuant to binding agreements of the company that specify all significant terms, including: fixed or minimum quantities to be purchased; fixed, minimum or variable price provisions; and the approximate timing of the transaction. Based upon the applicable purchase prices as of December 31, 2012.

We are also subject to potential liabilities with respect to tax, labor, distributors and other claims, for which the chances of loss are considered probable, and for which we maintain provisions of R$333.2 million as of December 31, 2012. These proceedings relate primarily to federal income taxes and VAT. See “Item 8. Financial Information—Legal Proceedings” and note 23 to our audited consolidated financial statements.

Indebtedness and Financing Strategy

As of December 31, 2012, our total outstanding consolidated indebtedness, net of transaction costs, was R$17,511.6 million, consisting of R$1,836.0 million of short-term indebtedness, including current portion of long‑term indebtedness (10.5% of our total indebtedness), and R$15,675.6 million of long-term indebtedness (89.5% of our total indebtedness). As of December 31, 2012, we had no outstanding indebtedness to related parties on a consolidated basis. On a consolidated basis, our real-denominated indebtedness as of December 31, 2012 was R$5,404.6 million (30.9% of our total indebtedness), and our foreign currency-denominated indebtedness was R$12,107.0 million (69.1% of our total indebtedness).

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

Short-Term Indebtedness

Our consolidated short-term debt, including current portion of long-term debt, was R$1,836.0 million as of December 31, 2012.

We maintain short-term finance lines denominated in reais  with a number of financial institutions in Brazil. Although we have no committed lines of credit with these financial institutions, we believe that we will continue to be able to obtain sufficient credit to finance our working capital needs based on our relationships with these financial institutions and current market conditions. As of December 31, 2012, the consolidated outstanding balance under our short-term finance lines denominated in reais  was R$999.6 million.

We also obtain advances on certain export contracts from a variety of Brazilian financial institutions. These advances generally have a maturity of less than one year and relatively low interest rates. These advances on export contracts are generally secured by receivables to be generated from future export sales under those contracts. At December 31, 2012, our consolidated outstanding advances on export contracts totaled R$173.9 million (US$85.1 million). See note 19 to our consolidated financial statements included in this annual report.

Long-Term Indebtedness

Our principal sources of long-term debt are:

•      fixed-rate notes issued in the international market;

•      export credit notes;

•      credit facilities with BNDES;

•      bank credit facilities;

•      project financing;

•      BNB/FINAME/FINEP/FUNDES; and

•      export prepayment facilities.

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

As of December 31, 2012, R$2,919.3 million of our real-denominated debt and R$496.0 million of our foreign currency-denominated debt was secured. In order to secure this debt, we have pledged certain of our property and equipment and certain of our accounts receivable. The security arrangements for our secured debt vary depending on the transaction.

Fixed-Rate Notes

We have issued fixed-rate debt securities in the international market. All of these securities pay interest semi-annually in arrears, except for our perpetual bonds on which interest is payable quarterly in arrears. The table below sets forth our outstanding fixed-rate debt securities, the outstanding principal amount of these securities and their maturity dates.

Security	Outstanding Principal Amount at December 31, 2012	Final Maturity
	(in millions of U.S. dollars)

11.75% Notes due 2014	78.9	January 2014
9.375% Notes due 2015	65.1	June 2015
8.00% Notes due 2017	130.2	January 2017
7.250% Notes due 2018(1)	500.0	June 2018
7.00% Notes due 2020(1)	747.5	May 2020
5.75% Notes due 2021(1)	997.5	April 2021
5.375% Notes due 2022(1)	500.0	May 2022
7.125% Notes due 2041(2)	750.0	July 2041
7.375% Perpetual Bonds(1)	700.0	—

____________________________

(1)   Represents notes issued by Braskem Finance and guaranteed by Braskem.

(2)   Represents notes issued by Braskem America Finance and guaranteed by Braskem.

Export Credit Note Facilities

We have entered into several credit export note facilities. The table below sets forth our significant outstanding credit export note facilities, the amount outstanding under these facilities, the interest rate applicable to these facilities, the amortization schedule of these facilities and their maturity dates.

Issue Date	Outstanding Principal and Interest as of December 31, 2012	Interest Rate	Amortization Schedule	Final Maturity
	(in millions of reais)

November 2012	100.6	106% of CDI	Bullet Maturity	November 2013
December 2011	217.3	103% of CDI	Bullet Maturity	December 2013
February 2011	297.4	99% of CDI	Annual (1)	February 2014
June 2010	256.5	12.13%	Bullet maturity	June 2014
June 2012	103.8	103% of CDI	Bullet maturity	June 2014
September 2012	305.7	103% of CDI	Bullet Maturity	September 2015
April 2007(2)	104.0	7.87%	Bullet maturity	March 2018
November 2006(2)	161.2	8.1%	Bullet maturity	May 2018
April 2011	456.9	112.5% of CDI	Bullet maturity	April 2019
May 2007(2)	154.3	7.85%	Bullet maturity	May 2019
August 2011	402.5	112.5% of CDI	Bullet maturity	August 2019
January 2008(2)	316.0	7.3%	Bullet maturity	February 2020

____________________________

(1)   Principal of this facility is due in payments of R$50.0 million in February 2013 and R$200.0 million in February 2014.

(2)   Facility denominated in U.S. dollars.

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

•         the replacement of some equipment at our PVC plant in the Northeastern Complex; and

•         quality, productivity, environmental, health and safety projects at our plants.

The table below sets forth selected information with respect to our BNDES term loan credit facilities as of December 31, 2012.

Facility	Outstanding Principal and Interest	Interest Rate	Amortization Schedule	Final Maturity
	(in millions of reais)

June 2006 credit facility(1)
Cesta de Moedas loans	8.1	Cesta de Moedas plus 2.50%	Monthly	July 2014
TJLP loans	67.1	TJLP plus 1.0% to 3.0%	Monthly	June 2014
August 2007 credit facility(1)
Cesta de Moedas loans	12.6	Cesta de Moedas plus 2.80%;	Monthly	April 2016
TJLP loans	91.6	TJLP plus 2.8% to 3.3%	Monthly	February 2016
June 2009 credit facility(2)
Cesta de Moedas loans	44.4	Cesta de Moedas plus 2.58%	Monthly	July 2017
TJLP loans	407.7	TJLP plus 0% to 4.78%	Monthly	June 2017
December 2010 credit facility(3)
Cesta de Moedas loans	101.6	Cesta de Moedas plus 2.58%	Monthly(4)	January 2020
TJLP loans	351.4	TJLP plus 0% to 3.58%	Monthly(4)	December 2019
Fixed-rate loans	43.1	5.50%	Monthly(4)	December 2019
November 2011 credit facility(5)
Cesta de Moedas loans	28.4	Cesta de Moedas plus 2.45%	Monthly	January 2021
TJLP loans	110.1	TJLP plus 0% to 3.45%	Monthly	December 2020

______________

(1)   Relates to the Quattor Acquisition.

(2)   Relates to our “green” polyethylene plant that began operations in September 2010.

(3)   Relates to our PVC plant in Alagoas that began operations in August 2012.

(4)   Principal payments on this tranche commence in July 2013.

(5)   Relates to our butadiene plant in the Southern Complex that began operations in September 2012.

Each of these credit facilities is secured by mortgages on (1) two of the Quattor plants located between the cities of Santo André and Mauá or (2) two of our plants located in the Southern Complex (including the land on which this plant is located, as well as certain of the equipment, machinery and improvements in this plant).

Revolving Credit Facility Agreement

In November and December 2012, we entered into two revolving credit facility agreements with certain financial institutions in aggregate principal amounts of R$450.0 million and US$350.0 million. The loan proceeds will be used to finance the manufacturing and/or sale of chemical, petrochemical and ethanol-based products, as working capital or to finance the the purchase of goods and services. This loans bear interest at floating rates based on CDI and LIBOR plus 0.95% to 1.65% per annum. Principal on these loans is due upon maturity in December 2015 and November 2016. As of December 31, 2012, the outstanding amounts under these credit facilities were R$450.0 million and US$350.0 million.

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

The table below sets forth selected information with respect to our BNDES revolving credit facilities as of December 31, 2012.

Facility	Committed Principal Amount	Outstanding Principal and Interest	Weighted Average Interest Rate	Expiration of Commitment
	(in millions of reais)	(in millions of reais)
September 2006 facility(1)	R$338.4
Cesta de Moedas loans		10.7	Cesta de Moedas plus 1.82% to 2.50%	July 2014
TJLP loans		44.4	TJLP plus 2.02% to 3.32%	May 2014
June 2007 facility	R$600.0
Cesta de Moedas loans		42.5	Cesta de Moedas plus 1.32% to 2.21%	April 2015
TJLP loans		173.5	TJLP plus 1.81% to 2.32%	April 2015
December 2009(2)	R$500.0
Cesta de Moedas loans		93.4	Cesta de Moedas plus 2.58%	January 2017
TJLP loans		319.0	TJLP plus 2.58% to 3.58%	January 2017
Fixed rate		14.3	4.5%	January 2017
November 2011	R$2,460.0
Cesta de Moedas loans		143.2	Cesta de Moedas plus 2.42% to 2.45%	October 2018
TJLP loans		583.0	TJLP plus 2.05% to 3.45%	September 2018
Fixed rate		64.1	4.0%	July 2018

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

Issue Date	Outstanding Principal Amount as of December 31, 2012	Interest Rate	Amortization Schedule	Final Maturity
	(in millions of U.S. dollars)

May 2010	150.0	LIBOR + 2.40%	Bullet maturity	May 2015
December 2010	100.0	LIBOR + 2.47%	Semi-annual (1)	December 2017

____________________________

(1)   Amortization on this facility commences in December 2015.

On December 3, 2012, the Brazilian federal government introduced changes to the regulations applicable to new export prepayment financings. These regulations allowed export prepayment financings for finance operations maturing in up to five years, which had previously been limited to a 360 day maximum.

Although export prepayment facilities have historically accounted for an important part of our financing strategy, as of December 31, 2012, they accounted for only 2.9% of our outstanding indebtedness.

Intercompany Bridge Loan

On February 13, 2012, Braskem Idesa entered into a loan agreement pursuant to which Braskem Netherlands B.V. and Etileno XXI, S.A. de C.V. agreed to lend an aggregate principal amount of US$400.0 million. This agreement was amended on November 5, 2012 to increase the aggregate principal amount of the loan to up to US$935.0 million. This loan bears interest at a rate of LIBOR plus 2.25% per annum and matures in June 2013. As of December 31, 2012, the aggregate principal amount outstanding under this agreement that was issued by us was US$314.0 million.

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

The members of our board of directors are elected at general meetings of shareholders for two-year terms and are eligible for reelection. The terms of all current members expire at our 2014 annual shareholders’ meeting. Members of our board of directors are subject to removal at any time with or without cause at a general meeting of shareholders. Our by-laws do not contain any citizenship or residency requirements for members of our board of directors and the members of our board of directors need not be shareholders of our company. Our board of directors is presided over by the president of the board of directors, and, in his absence, the vice president of the board of directors. The president and the vice president of our board of directors are elected at a general meeting of shareholders from among the members of our board of directors, serve for two-year terms and are eligible for reelection.

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

The following table sets forth certain information with respect to the current members of our board of directors and their alternates:

Name	Member Since	Position Held	Age
Marcelo Bahia Odebrecht	July 25, 2008	President of the Board	44
Cláudio Melo Filho	October 3, 2005	Alternate	45
Luiz de Mendonça	April 27, 2012	Board Member	49
Paulo Oliveira Lacerda de Melo	April 27, 2012	Alternate	61
Alvaro Fernandes da Cunha Filho	November 6, 1997	Board Member	64
Carla Gouveia Barretto	April 15, 2009	Alternate	45
Felipe Montoro Jens	April 30, 2010	Board Member	42
Mauro Motta Figueira	April 27, 2012	Alternate	42
Alfredo Lisboa Ribeiro Tellechea	April 15, 2009	Board Member	56
André Amaro da Silveira	April 15, 2009	Alternate	49
José Carlos Cosenza	June 12, 2012	Board Member	61
Antonio Aparecida de Oliveira	April 30, 2010	Alternate	52
José Alcides Santoro Martins	April 27, 2012	Board Member	58
Arão Dias Tisser	July 25, 2008	Alternate	37
Newton Sergio de Souza	August 15, 2001	Board Member	59
Mônica Bahia Odebrecht	January 31, 2011	Alternate	42
Almir Guilherme Barbassa	April 30, 2010	Board Member	65
Gustavo Tardin Barbosa	February 28, 2012	Alternate	51
Roberto Zurli Machado	April 27, 2012	Board Member	56
José de Freitas Mascarenhas	August 15, 2001	Alternate	71
Patrick Horbach Fairon	August 13, 2012	Board Member	57
Andrea Damiani Maia	April 30, 2010	Alternate	41

The following is a summary of the business experience, areas of expertise and principal outside business interests of our current directors and their alternates.

Directors

Marcelo Bahia Odebrecht. Mr. Odebrecht was elected to our board of directors as a nominee of Odebrecht. He has been the president of Odebrecht S.A. since the end of 2008. Mr. Odebrecht holds a bachelor’s degree in civil engineering from Universidade Federal da Bahia, or UFBA, and an MBA from International Institute for Management Development, or IMD, Business School, in Lausanne, Switzerland.

Alvaro Fernandes da Cunha Filho. Mr. Cunha Filho was elected to our board of directors as a nominee of Odebrecht. He is currently the president of Valora Participações Ltda. Mr. Cunha Filho served as vice president of the board of directors of Norquisa from 1997 through 1999, and from 2001 through 2003 as a member of the board of directors of Norquisa. He has also occupied several executive positions in subsidiaries and affiliates of Odebrecht. Mr. Cunha Filho holds a bachelor’s degree in civil engineering and a master’s degree in economics from the UFBA.

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

Felipe Montoro Jens. Mr. Jens was elected as an alternate member of our board of directors as a nominee of Odebrecht. He is currently the chief financial officer of Odebrecht S.A. and responsible for Odebrecht Participações e Investimentos, or OPI. Mr. Jens has also worked in the Odebrecht group in the planning, controlling, treasury, corporate and project finance divisions, in Brazil and abroad (United Kingdom and Singapore), and has served on the board of directors of the following Odebrecht controlled companies: Odebrecht Agroindustrial (sugar and ethanol), Odebrecht Ambiental (water and sewage), Odebrecht Realizações Imobiliárias (real state), Odebrecht Óleo & Gás (oil and gas), Odebrecht Transport (infrastructure concessions in Brazil), Odebrecht Defesa e Tecnologia (defense and technology), Odebrecht Latinvest (infrastructure concessions in latam) and Odebrecht Energia (renewable energy generation). He has also worked at Terna S.p.A. (Enel Group S.p.A.) in the project development and structured finance area, Enron in the international structured finance division and PricewaterhouseCoopers in the auditing and consulting divisions. He holds a degree in business administration from Fundação Getúlio Vargas, or FGV, and a masters in international management from Thunderbird, The American Garvin School of International Management (USA).

Luiz de Mendonça. Mr. Mendonça was elected to our board of directors as a nominee of Odebrecht. He is currently the chief executive officer of Odebrecht Agroindustrial (former ETH Bioenergia).  Mr. Mendonça joined the Odebrecht Group in 2002 when he started working at Braskem, where he held several positions, such as executive vice president of the polyolefins unit, executive vice president of the basic petrochemicals unit and executive vice president of the polymers unit.  He also acted as chief executive officer of Braskem QPar S.A. (former Quattor Participações). In 2011, Mr. Mendonça was appointed chief executive officer of Braskem America and executive vice president of the international unit of Braskem. Before joining Braskem, Luiz spent a significant part of his career at Rhodia, in the textile and chemical sectors, where he held several business/operational positions throughout Latin America, France and the United States. Luiz has a bachelor’s degree in production engineering from University of São Paulo and a MBA from Insead-France.

José Alcides Santoro Martins. Mr. Santoro Martins was elected to our board of directors as a nominee of Petrobras. He has served as chief gas and power officer at Petrobras since February 2012.  Mr. Santoro Martins has been at Petrobras for 33 years and has held various management positions, as well as serving on the board of directors of various of Petrobras’s subsidiaries. In addition, he served as managing director of Termobahia S.A., Termoceará Ltda. and Termomacaé Ltda. from September/October 2008 to March/April 2012 and administrative officer of Sociedade Fluminense de Energia Ltda. from August 2008 to December 2011.  Mr. Santoro Martins also served as technology director at the Center for Gas & Renewable Energy Technology—CTGAS-ER from February 2004 to May 2005 and director for oil, gas and biofuels at the Energy Research Company (Empresa de Pesquisa Energética), or EPE, from May 2005 to June 2006.  Mr. Santoro is currently chairman of the board of Transportadora Associada de Gás S.A. and a full member of the board of directors of Petrobras Gas S.A. and Petrobras Transportes S.A.  Mr. Santoro Martins has a bachelor’s degree in civil engineering from the University of São Paulo—USP.

Roberto Zurli Machado. Mr. Zurli was elected to our board of directors as a nominee of Odebrecht. He worked as a consultant in transportation projects up until 1984, when he joined BNDES.  From 1985 to 2006, he assumed various executive positions in the Transportation, Logistics and Telecommunications divisions of BNDES. From 2006 to 2011, he worked as deputy director of basic industries divisions, where he was responsible for the mining, steel, chemical and petrochemical, pulp and paper, oil and gas sectors.  Mr. Zurli was elected to the board of director of BNDES in 2011, and currently still holds that position where he is responsible for the infrastructure area, including the energy and transport sectors, as well as basic industries and public-private partnership structuring.  Mr. Zurli holds a bachelor’s degree in civil engineering and a master’s degree in industrial engineering.

Patrick Horbach Fairon. Mr. Fairon was elected to our board of directors as a nominee of Petrobras.  Previously, he served on our board of directors from 2004 to 2007, as president of the board of directors of Nova Petroquímica S.A. from 2007 to 2008, as vice president of the board of directors of Quattor and its subsidiaries and as a member of the board of directors of Petroquímica Suape from 2006 to 2010 and of REFAP from 2003 to 2010. From 2000 to 2005, Mr. Fairon served as the chief financial officer of Downstream Participações S.A. and from 2004 to 2010 as executive director of Petroquisa S.A. From 2010 to 2012, Mr. Fairon served as executive officer of Braskem. Since 2012, he has been the executive manager of Petrobras Petrochemical Downstream. He has also served as general manager of business development for Petrobras. Mr. Fairon holds a bachelor´s degree in electrical engineering from the Universidade Federal do Rio de Janeiro, a master´s degree in business administration from Pontifícia Universidade Católica do Rio de Janeiro and an MBA in finance from COPPEAD. He also attended the Advanced Management Program at INSEAD in France and the Management Executive Program at Kellogg and completed a post-graduate course in automation at Petrobras (CENEL).

José Carlos Cosenza. Mr. Cosenza was elected to our board of directors as a nominee of Petrobras. He joined Petrobras in 1976 and has served as the chief downstream officer at Petrobras since April 2012.  Previously, Mr. Cosenza worked as production manager at Refinaria Alberto Pasqualini, or REFAP; general manager at both Refinaria do Paraná, or  REPAR, and Refinaria de Paulínia, or REPLAN; and was the chief of executive office of Petrobras Argentina and Petrobras Uruguay. He also served as the vice president of the Pasadena Refinery expansion project in the United States and executive manager of Refining.  Mr. Cosenza holds a degree in chemical engineering from the Universidade Federal do Rio Grande do Sul.

Alternate Directors

Cláudio Melo Filho. Mr. Melo was elected as an alternate member of our board of directors as a nominee of Odebrecht. He currently serves as the vice president of institutional and political relations at Odebrecht. Mr. Melo served as financial manager and contract manager in several projects in Brazil and Angola for CNO from 1990 to 2004. Mr. Melo holds a bachelor’s degree in business administration from the Universidade de Brasilia and a post-graduate degree in financial administration from FGV.

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

Carla Gouveia Barretto. Ms. Barretto was elected as an alternate member of our board of directors as a nominee of Odebrecht. Ms. Barretto served as the head of strategic planning of Odebrecht since 2008 and is currently the chief executive officer of the private client department of Odebrecht Properties. She has held a variety of positions in the Odebrecht Group in the past, including serving as controller of CNO from 2005 to 2007 and controller of Braskem from 2002 to 2005. Ms. Barretto holds a bachelor’s degree in business and administration from Universidade de Salvador, or UNIFACS, and an MBA from Fundação Don Cabral.

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

Gustavo Tardin Barbosa. Mr. Barbosa was elected as an alternate member of our board of directors as a nominee of Petrobras. Mr. Barbosa has held the position of Executive Manager of Finance of PETROBRAS since 2011 and previously held the position of Financial Manager of Petrobras America Inc. (PAI). Mr. Barbosa obtained a bachelor’s degree in civil engineering from the Pontifícia Universidade Católica do Rio de Janeiro, graduate degrees in Corporate Finance from the London Business School and Advanced Management from the Wharton School.

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

Mauro Motta Figueira. Mr. Figueira was elected as an alternate member of our board of directors as a nominee of Odebrecht. Mr. Figueira currently serves as the financial planning director of Odebrecht S.A. Previously, he was a financial analyst at Citibank and strategic planning manager at OPP Petroquimica until 2002; senior consultant at management consulting firm A.T. Kearney from 2004 to 2006, marketing controller at Johnson & Johnson from 2006 to 2008 and senior manager at strategic consulting firm Monitor Group from 2008 to 2010. Mr. Figueira holds a degree in production engineering from the University of São Paulo and has an MBA from the Darden School of Business.

Paulo Oliveira Lacerda de Melo. Mr. Melo was elected as an alternate member of our board of directors as a nominee of Odebrecht. He is currently the operations director of Odebrecht S.A. and acted as senior vice president of Construtora Norberto Odebrecht S. A. from 1997 to 2010. Ever since he joined the Odebrecht Group he has worked as project manager in several projects in Brazil from 1978 to 1987. He also served as managing director of Odebrecht in Angola from 1988 to 1992 and chief executive officer of Tenenge – Técnica Nacional de Engenharia S.A., the EPC division of Odebrecht, from 1993 to 1996. He holds a degree in civil engineering from Escola Politécnica da Fundação de Ensino Superior de Pernambuco.

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

The members of our board of executive officers are elected by our board of directors for three-year terms and are eligible for reelection. The current term of all of our executive officers ends at the first board of directors meeting held immediately after our annual shareholders’ meeting to be held in 2015. Our board of directors may remove any executive officer from office at any time with or without cause. According to the Brazilian Corporation Law, executive officers must be residents of Brazil but need not be shareholders of our company. Our board of executive officers holds meetings when called by our chief executive officer.

The following table lists the current members of our board of executive officers:

Name	Year of Appointment	Position Held	Age
Carlos José Fadigas de Souza Filho	2010	Chief Executive Officer	43
Marcela Aparecida Drehmer Andrade	2010	Vice President Executive Officer, Chief Financial Officer and Director of Investor Relations	44
Mauricio Roberto de Carvalho Ferro	2002	Vice President Executive Officer and General Counsel	47
Décio Fabricio Oddone da Costa	2010	Vice President Executive Officer of Investments	52
Edmundo José Correia Aires	2010	Vice President Executive Officer of Technology and Innovation	54
Luciano Nitrini Guidolin	2012	Vice President Executive Officer of Polyolefins, Project COMPERJ and Renewable Chemicals	40
Rui Chammas	2012	Vice President Executive Officer of Basic Petrochemicals Unit	46

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

Mauricio Roberto de Carvalho Ferro. Mr. Ferro is currently one of our vice president executive officers and our general counsel. He is also a member of the board of directors of Braskem Finance Limited, Braskem Incorporated Limited and Braskem Netherlands B.V. as well as an executive officer of Braskem Participações S.A. He served as a member of the board of directors of Ipiranga Petroquímica, prior to its merger into Braskem, and Copesul, prior to its merger into Ipiranga Petroquímica. He was also the vice president of the board of directors of Politeno prior to our merger with Politeno, an alternate member of the board of directors of Petroflex Indústria e Comércio S.A., or Petroflex, until the sale of our interest in Petroflex in April 2008, and a member of the board of directors of Polialden until our merger with Polialden. He served as a lawyer at the law firm of Carlos Eduardo Paladini Cardoso in 1989 and as a lawyer at the law firm of Bulhões Pedreira, Bulhões Carvalho e Advogados Associados from 1991 until 1995. Mr. Ferro holds a law degree from the Pontifícia Universidade Católica do Rio de Janeiro and an LL.M. from the University of London and from the London School of Economics.

Décio Fabricio Oddone da Costa. Mr. Oddone is currently our vice president executive officer of investments. He has served as the chief executive officer of Petrobras Energía S.A. from 2008 to 2010 and, since 2005, as a member of its board of directors. He has also served as chairman of the board of directors of Innova from 2008 to 2010. Mr. Oddone previously held several managerial positions with Petrobras and other companies in the Petrobras group in Brazil, Argentina, Angola, Libya, and Bolivia, including chief executive officer and chairman of Petrobras Bolivia S.A. He was responsible for Petrobras’ international operations in the Southern Cone and other countries in Latin America. He holds a bachelor’s degree in electrical engineering from Universidade Federal do Rio Grande do Sul, Brazil. He completed post-graduate courses in petroleum engineering promoted by Petrobras and attended the Advanced Management Program at Harvard University Business School and the Advanced Management Program at INSEAD in France. He holds an Honoris Causa Doctoral Degree in Education from Aquino University, Bolivia.

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

Luciano Nitrini Guidolin. Mr. Guidolin is currently our vice president executive officer of polyolefins, project COMPERJ and renewable chemicals.  He joined the Odebrecht Group in 1994 and has held several positions in OPP and later at Braskem, such as corporate planning director, vinyl marketing and development director, polyolefin export director and vinyl commercial director. In 2007, Mr. Guidolin was appointed executive director of Odebrecht Agroindustrial (former ETH Bioenergia), in which he was responsible for the finance, information technology and planning areas. From 2011 to 2012, Mr. Guidolin worked as chief financial officer for Odebrecht S.A. where he served on the board of directors of several of the Odebrecht group companies, including Braskem. He holds a bachelor´s degree in engineering from Universidade de São Paulo, and a master’s degree in business administration from Harvard Business School.

Rui Chammas. Mr. Chammas is currently our vice president executive officer of our basic petrochemicals unit.  He has over 20 years of experience in the plastics industry, including his position at the Rhodia Group from 1987 to 2002, where he worked in the both in Brazil and in Europe. He has worked with Braskem since 2002, developing responsibilities in the PVC, polypropylene and polyethylene units.  From 2010 to 2012, Mr. Chammas served as vice president executive officer of our polymers division. Mr. Chammas holds a graduate degree in engineering from ITA – Instituto Tecnológico de Aeronautica and an MBA from FGV.

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

The following table lists the current members of our fiscal council and their alternates:

Name	First Year of Appointment
Ismael Campos de Abreu	2003
Afonso Celso Florentino (alternate)	2010
Manoel Mota Fonseca	2002
Ana Patricia Soares Nogueira (alternate)	2010
Antônio Luiz Vianna de Souza	2009
Cassia Maria Nocchi Vieira (alternate)	2013
Aluízio da Rocha Coelho Neto	2010
Jayme Gomes da Fonseca Júnior (alternate)	2010
Maria Alice Ferreira Deschamps Cavalcanti	2011
Carlos Alberto Siqueira Gomes (alternate)	2011

The following is a summary of the business experience, areas of expertise and principal outside business interests of the current members of our fiscal council and their alternates.

Members of Fiscal Council

Ismael Campos de Abreu. Mr. Abreu was elected as a member of our fiscal council as a nominee of Odebrecht. He served as president of our fiscal council from 2006 to 2010. Mr. Abreu has been an executive officer of Kieppe Participações e Administração Ltda. since April 2011 and previously served as controller of Odebrecht from 1995 to 2011 and manager of the tax consulting division of PricewaterhouseCoopers Auditores Independentes from 1978 to 1985, controller of Corrêa Ribeiro S.A. Comércio e Indústria from 1986 to 1988, manager of the consulting area of Arthur Andersen from 1989 to 1991, and a partner of Performance Auditoria e Consultoria from 1992 to 1995. He was a member of the fiscal council of Petroflex until the sale of our interest in Petroflex in April 2008 and was a member of the fiscal council of Polialden until our merger with Polialden. Mr. Abreu holds a bachelor’s degree in accounting from Fundação Visconde de Cairú, and a post-graduate degree in economic engineering from Centro Interamericano de Desenvolvimento.

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

Aluízio da Rocha Coelho Neto. Mr. Rocha was elected as a member of our fiscal council as a nominee of Odebrecht. He has been the controller of CNO since April 2010 and previously served as the leader of the international tax planning department of CNO since 2008. He has previously served as the senior manager of tax planning of our company, as part of the tax planning team at Arcelor—Cia. Siderúrgica de Tubarão, and as a senior auditor with PricewaterhouseCoopers. Mr. Rocha holds a bachelor’s degree in accounting from the Federal Universidade do Espírito Santo, or UFES, and a master’s degree in accounting from USP (FIPECAFI).

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

Alternate Members of Fiscal Council

Afonso Celso Florentino de Oliveira. Mr. Oliveira was elected as an alternate member of our fiscal council as a nominee of Odebrecht. He has served as accounting manager for CNO and ODB since March 2008 and served as a senior manager with PricewaterhouseCoopers from July 1994 through February 2008. Mr. Oliveira holds a bachelor’s degree in accounting sciences from UFMG, an MBA from IMBEC in Minas Gerais and an MBA from INSPER in São Paulo.

Ana Patricia Soares Nogueira. Ms. Nogueira was elected as an alternate member of our fiscal council as a nominee of Odebrecht. Ms. Nogueira served as an attorney for our company from August 2001 until December 2008. She was a private practitioner from October 1997 to August 2001. Prior to October 1997, Ms. Nogueira held a variety of legal positions at Trikem and Odebrecht. She holds a bachelor’s degree in law from Universidade Católica de Salvador and is pursuing an MBA from FGV.

Cassia Maria Nocchi Vieira. Mrs. Vieira was elected as an alternate member of our fiscal council as a nominee of Petrobras.  Mrs. Vieira has served as financial structuring coordinate at Fincorp at Petrobras since September 2012 and a member of the board of directors of CRSec, a subsidiary of Petrobras, since 2011; she has held various positions at Petrobras since 1993. She has also served on the fiscal council of Sociedades Ibiritermo and REFAP S.A. Mrs. Vieira holds a degree in economics from Faculdade Candido Mendes and a master’s degree in corporate finance and international finance from the University of Miami.

Jayme Gomes da Fonseca Júnior. Mr. Fonseca was elected as an alternate member of our fiscal council as a nominee of Odebrecht. He served as a member of our fiscal council in 2008 and 2009 and an alternate member of our fiscal council in 2007. Currently, he serves as the chief financial officer of CNO. He was our controller from 2004 to 2007 and previously served as a financial officer of Odebrecht Empreendimentos Imobiliários S.A. from January 2008 to April 2009, an executive officer of Ipiranga Química from 2007 to 2008, an executive officer of Ipiranga Petroquímica, prior to its merger into Braskem, fiscal manager of OPP Química from 1999 to 2004, fiscal manager of Odebrecht from 1996 to 1999, fiscal manager of CNO from 1993 to 1996, supervisor of Performance Auditoria e Consultoria S.C. from 1991 to 1993 and an assistant of Arthur Andersen S.C. from 1989 to 1991. Mr. Fonseca holds a bachelor’s degree in business administration from UNIFACS, an IAG Master in finances from PUC/RJ, and a MSc in accounting and finance from University of Manchester Institute of Science, or UMIST.

Carlos Alberto Siqueira Gomes. Mr. Alberto was elected as an alternate member of our fiscal council as a nominee of Petrobras. He has worked in the finance department of Petrobras since 2002, during which time he held the position of general accounting manager and, since September 2004, the position of gas and energy business accounting manager. Mr. Alberto majored in accounting sciences at Universidade Cândido Mendes, has a graduate degree in accounting sciences from FGV and has a master’s degree in business economics and finance from FGV.

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

Compensation and Benefits

The aggregate compensation paid by us to all members of our board of directors, board of executive officers and our fiscal council for services in all capacities was approximately R$22.4 million in 2012. On April 2, 2013, our shareholders (acting in the annual general meeting) will establish the compensation for our board of directors, our board of executive officers and the member of our fiscal council for the year 2013.

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

Our executive officers receive the same benefits generally provided to our employees, such as medical (including dental) assistance, private pension plan and meal vouchers. Like our employees, our executive officers also receive a yearly bonus equal to one-month’s salary (known as the “thirteenth” (monthly) salary in Brazil), an additional one-third of one-month’s salary for vacation, and contributions of 8.0% of their salary into a defined contribution pension fund known as the Guarantee Fund for Time of Service (Fundo de Garantia por Tempo de Serviço). Members of our board of directors and fiscal council are not entitled to these benefits. We made contributions into the Guarantee Fund for Time of Service for our executive officers in an aggregate amount of R$0.5 million during 2010, R$0.4  million during 2011 and R$0.3 million during 2012.

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

Our board of directors adopted an annual program for the 2007 and 2008 fiscal years. No annual program was adopted for the 2009, 2010, 2011 or 2012 fiscal years. Under these annual plans, the balance on December 31, 2012 was 427,313 alpha units and 389,336 beta units. In 2012, a total of 62,793 units were redeemed, of which 31,390 were alpha units and 31,403 were beta units.

Corporate Governance Practices

The significant differences between our corporate governance practices and the standards of the NYSE are described in “Item 16G. Corporate Governance.”

Share Ownership of Directors and Officers

As of April 3, 2013, no member of Braskem’s board of directors or executive officer owned more than 0.1% of Braskem’s share capital. All shares owned by our directors and executive officers were purchased at market prices through the BM&FBOVESPA.

Employees

The following table sets forth the number of our employees by geographic location at the dates indicated.

Number of Employees by Geographic Location	2012	2011	2010
State of Bahia	1,858	1,862	1,809
State of Rio Grande do Sul	1,787	1,762	1,725
State of São Paulo	1,846	1,821	1,846
State of Alagoas	523	514	473
State of Rio de Janeiro	474	461	408
Other Brazilian states	14	14	53
Brazil	6,502	6,434	6,314
United States	595	543	436
Germany	147	100	—
Mexico	81	46	—
Other countries	40	41	—
Total	7,365	7,164	6,750

We do not employ a material number of temporary employees.

Brazil

In Brazil, both employees and employers have the right to organize unions. Employees belonging to a specific “professional category” and employers constituting a specific “economic category” may each be represented by a single union in a particular geographic area. Individual unions generally belong to state-wide union federations, which in turn belong to nationwide union confederations. We are a member of the Petrochemicals and Synthetic Resins Industries Union of the States of Bahia, Alagoas, Rio Grande do Sul and São Paulo, and our employees belong to the Petrochemicals Industries Workers’ Unions in each of these states. As of December 31, 2012, approximately 28.9% of our employees in Brazil were union members. We believe that we have good ongoing relations with our employees and their unions. We have not experienced a strike in Brazil since Trikem was privatized in 1995. The current collective bargaining agreements with our unions have one-year to two year terms and are subject to annual renegotiation. We have traditionally applied the terms of bargaining agreements entered into with the unions equally to unionized and non-unionized employees.

Post-Employment Benefits in Brazil

ODEPREV Defined Contribution Plan

The majority of our employees participate in the Odebrecht Pension Plan (Odebrecht Previdência), or ODEPREV. We pay part of the monthly payments made by our employees to ODEPREV. This pension fund is a defined contribution plan that pays pension and retirement amounts that supplement those paid by the Brazilian government’s pension system and is intended to provide its members with income upon retirement. In 2012, we paid R$24.9 million into this fund.

Triunfo Vida Defined Contribution Plan

Due to our merger with Petroquímica Triunfo S.A., we became a sponsor of Triunfo Vida in 2002. On May 31, 2010, we requested permission from the National Superintendent of Supplementary Pensions (Superintendência Nacional de Previdência Complementar), or PREVIC, to withdraw our sponsorship under this plan, which was approved on July 27, 2012 without the need for any further disbursements by us.

Petros Copesul Defined Benefit Plan

We previously made contributions to the Petrobras Social Security Foundation (Fundação Petrobras de Seguridade Social), or Petros, under retirement and defined benefit pension plans that we assumed as a result of our merger with Copesul. Copesul closed these plans to new participants on January 1, 1995. On September 28, 2012, PREVIC approved the withdrawal of our sponsorship under this plan and we expect to make a disbursement in the amount of R$147.2 million in the first half of 2013.

Petros PQU Defined Benefit Plan

Due to our acquisition of Quattor in April 2010, we assumed the liabilities of Petros PQU.  On September 30, 2009, we requested to withdraw our sponsorship under this plan.  August 6, 2012, PREVIC approved the withdrawal without the need for any further disbursements by us.

Other Benefits in Brazil

Our employees in Brazil and their dependents receive medical and dental assistance through a network of accredited doctors. We pay most of the costs for these services, with a small portion being paid by our employees. A small monthly fee is also charged to our employees to pay for more costly medical services. In 2012, we spent R$42.6 million on this assistance.

United States

The employees of Braskem America are not represented by any union, other than employees of Braskem America’s Neal, West Virginia plant. As of December 31, 2012, approximately 48.0% of the employees of this plant were represented by the United Steel, Paper & Forestry, Rubber, Manufacturing, Energy Allied-Industrial & Service Workers International Union. The collective bargaining agreement with this union expires in May 2015.

Post-Employment Benefits in the United States

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

As of December 31, 2012, the plan has 53 active participants, compared to 56 participants in 2011. In 2012 and 2011, no contributions were made by us or the participants.

Other Benefits in the United States

Braskem America offers its employees the ability to participate in a variety of health and welfare benefit plans, including medical, dental vision, life and disability coverage. The employees from the Dow Polypropylene plants located in Seadrift and Freeport, Texas were enrolled in Braskem America’s benefit plans.

Germany

The employees of Braskem Europe are not represented by any union, other than certain employees in our Schkopau plant. As of December 31, 2012, approximately 78.0% of the employees of this plant were represented by IG BCE Ost.

Post-Employment Benefits in Germany

In October 2011, the obligations of Dow under German pension plans were assumed by Braskem Europe as a result of the Dow Polypropylene Acquisition. As of December 31, 2012, 96 of our employees were active participants in this plan. In 2012, Braskem Europe and participants did not make any contributions to the defined benefit plan. As of December 31, 2012, the balance of the fair value of the plan’s assets was composed solely of contributions made by participants. We are in the process of implementing a new pension plan for employees hired after the Dow Polypropylene Acquisition on October 1, 2011.

Other Benefits in Germany

Braskem Europe offers its employees the ability to participate in benefit plans, including pension, life and disability coverage.

Mexico

Post-Employment Benefits in Mexico

Braskem Idesa’s employees receive retirement benefits granted to each employee when they retire or reach retirement age. On December 31, 2012, Braskem Idesa’s retirement plan had 65 active participants. During 2012, no contributions were made by Braskem Idesa or the participants.

Other Benefits in Mexico

Braskem Mexico offers its employees the ability to participate in benefit plans, including a savings plan, food plan, life insurance and health insurance.

Performance-Based Employee Compensation Plan

We have adopted and applied a personnel management philosophy which emphasizes a performance related pay structure and a decentralized management structure. Employees in each of our business units participate in setting and achieving their business unit’s annual objectives. As a result, employees in those business units that meet or exceed their goals share in our financial performance through performance-based employee compensation plans. During 2012, we recorded an expense of R$162.0 million related to this program with respect to approximately 7,365  employees, including our executive officers. The members of our board of directors do not participate in this program.

Career Development

We seek to recruit top graduates from Brazilian technical schools and universities to work at each of our plants and offer career development training to employees to develop skills necessary to operate an internationally competitive, vertically integrated petrochemical company. We have invested in a series of training courses for our operating, laboratory and maintenance personnel through agreements with technical training organizations. During 2012, our total investment in education and training amounted to R$15.0 million for approximately 270,700 hours of training, representing an average of 37 hours per employee.

We tailor career development programs to each employee’s individual needs and abilities. We established this program with our own resources and technology, and it has become a Brazilian benchmark in human resources practices. In 2012, 39.1% of our employees received salary increases as a result of their participation in our career development programs.

ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

Major Shareholders

As of April 3, 2013, we had outstanding share capital of R$8,043,222,080.50 equal to 797,265,348 total shares consisting of 451,668,652 common shares, 345,002,878 class A preferred shares and 593,818 class B preferred shares. As of April 3, 2013, all of our authorized shares were issued and outstanding, other than 1,154,758 class A preferred shares held in treasury. All of our share capital is fully paid. All of our shares are without par value.

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

The following table sets forth information concerning the ownership of our common shares and class A preferred shares as of April 3, 2013 by each person whom we know to be the owner of more than 5.0% of our common shares and our class A preferred shares, and by all of our directors and executive officers as a group. Our principal shareholders have the same voting rights with respect to each class of our shares that they own as other holders of shares of that class.

	Common Shares		Class A Preferred Shares		Total
	Number of Shares	%	Number of Shares	%	Number of Shares	%
Odebrecht(1)	226,334,623	50.1	79,182,498	23.0	305,517,121	38.3
Petrobras	212,426,950	47.0	75,792,589	22.0	288,219,539	36.2
BNDESPAR	—	—	44,069,052	12.8	44,069,052	5.5
All directors, fiscal council members, their alternates and executive officers as a group (39 persons)	100	*	81,526	*	81,626	*

____________________________

*      less than 1%

(1)   Includes 79,182,486 class A preferred shares held by OSP, a wholly-owned subsidiary of Odebrecht.

We currently have no management or employee option plans or management or employee options outstanding. See “Item 6. Directors, Senior Management and Employees—Compensation—Long-Term Incentive Plan.”

Changes in Ownership

On February 8, 2010, W.B.W.S.P.E. Empreendimentos e Participações S.A., or WBW, merged with and into BRK and BRK issued 59,014,503 shares of its common stock to Petroquisa as consideration for the shares of WBW.

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

Related Party Transactions

The following summarizes the material transactions that we have engaged in with our principal shareholders and their affiliates since January 1, 2012.

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

In October 2011, we entered into an Alliance Agreement with companies in the Odebrecht Group and ICA Flour for the site preparation construction works to be performed for the construction of Project Ethylene XXI.  The total value of this contract was US$150.0 million.

In September 2012, we entered into an Alliance Engineering, Procurement and Construction Contract with Ethylene XXI Contractors, S.A.P.I. de C.V. and Etileno XXI Services B.V., as contractors, and Technip and ICA Flour for the construction of Project Ethylene XXI.  Each contractor consists of a joint venture among Odebrecht Industrial Engineering B.V., ICA Fluor Petroquímica, S.A. de C.V. and Technip Italy S.p.A. Payments under the EPC contract are made on a “cost-plus” basis, in which Braskem Idesa reimburses costs of the contractors and pays a profit margin. Payments of costs are made prior to the beginning of each month based on an estimate of costs expected to be incurred during that month and are reconciled with costs actually incurred in the following month, and payments of the profit margin are made based on the achievement of milestones defined under the contract. Any cost overrun will be borne equally between Braskem Idesa and the contractors and any cost savings will be shared equally by Braskem Idesa and the contractors, in each case up to a maximum amount as calculated pursuant to the EPC contract. The contract provides for a guaranteed completion date of June 30, 2015 for the Mexico Complex and contains certain other performance guarantees and provisions for damages in case completion does not occur on or prior to the scheduled completion date.

In December 2012, we sold all of our shares of Braskem Distribuidora, which owned our water treatment unit, and Cetrel, to Odebrecht Ambiental, a subsidiary of CNO, for an aggregate principal amount of R$652 million, to be adjusted pursuant to the net cash position on December 28, 2012. The sale was for: (1) all of our shares in Braskem Distribuidora, equivalent to 100% of the total and voting capital of Braskem Distribuidora, which owned the assets related to the water treatment unit located at the Camaçari petrochemical complex (owned by Braskem Distribuidora), which is responsible for producing demineralized, clear and drinkable water, as well as for managing the fire water reservoir, and (2) all our shares in Cetrel, equivalent to 54.2% of the total and voting capital of Cetrel, which is responsible, among other things, for the treatment and final disposal of industrial effluents and waste, as well as for environmentally monitoring the Camaçari petrochemical complex. The supply of industrial water and the treatment and disposal of industrial effluents and waste are guaranteed to Braskem through contracts entered into with Braskem Distribuidora (currently Distribuidora de Águas Camaçari) and Cetrel, respectively.

The aggregate amount of services we purchased under these Alliance Agreements in 2012 was R$271.5 million. We had accounts payable to companies in the Odebrecht Group of R$1.4 million as of December 31, 2012.

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

We purchased raw materials from Petrobras and its subsidiaries of R$17,016.6 million in 2012 and sold products to Petrobras and its subsidiaries of R$1,230.5 million in 2012. We had accounts payable to Petrobras and its subsidiaries in an aggregate amount of R$1,505.7 million at 2012, and we had accounts receivable from Petrobras and its subsidiaries in an aggregate amount of R$236.8 million as of December 31, 2012.

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

Our Jointly Controlled Companies and Associated Companies

Borealis Brasil S.A.

We sell polypropylene and polyethylene to Borealis in which we have a 20.0% interest. We recorded net sales to Borealis of R$143.5 million in 2012. We account for Borealis under the equity method of accounting. We had accounts receivable from Borealis of R$1.2 million as of December 31, 2012.

Refinaria de Petróleo Rio-grandense S.A.

We own directly 33.2% of the voting and total share capital of RPR. As of January 1, 2012, we have valued this investment using the equity method, which was proportionally consolidated prior to that date. We sell condensate to RPR and purchase naphtha from RPR. In 2012, we recorded sales to RPR of R$24.4 million and purchases from RPR of R$42.9 million.

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

Tax Proceedings

We are engaged in several legal proceedings with Brazilian tax authorities for which we have established provisions in an aggregate amount of R$250.3  million as of December 31, 2012. In addition, there are currently certain legal proceedings pending in which we are involved for which we have not established provisions. If any of these legal proceedings were decided adversely to us, we do not believe that our results of operations, cash flows or financial condition would be materially and adversely affected.

IR/CSLL Exchange Variation Tax Assessment Notice

In 2007, tax assessment notices were issued by the Federal Brazilian Revenue Service against Braskem Petroquímica claiming unpaid income tax and CSLL in connection with foreign exchange variation in foreign subsidiary investment accounts in 2002. As of December 31, 2012, the amount in dispute of these claims was approximately R$130.0  million. We challenged these assessment notices in the administrative court because we believe that there are reasonable grounds on which we can successfully defend against these assessments. We believe that a loss in this claim is possible. As of December 31, 2012, we have established related provisions in the amount of R$30.0 million.

ICMS Tax Assessment Notice

In December 2010 and 2011, tax assessment notices were issued by the internal revenue department of the State of Bahia against Braskem claiming unpaid ICMS taxes in the amount of R$550.0  million, retrospectively revised by inflation and the benchmark rate, in connection with several alleged violations of certain provisions of the ICMS tax legislation, including, among others: (1) the failure to account for certain tax credits granted in connection with the purchase of goods that we subsequently sold on a reduced tax basis; (2) the failure to adhere to certain ancillary obligations under the ICMS tax legislation; and (3) the sale of goods below the cost of production. We challenged these assessment notices in the administrative court because we believe that there are reasonable grounds on which we can successfully defend against these assessments. We changed our assessment of our risk of loss for our claims described in (1) above in the amount of R$280.0 million to remote in 2012 because the tax authorities responsed favorably to our consultation related to this matter.  We believe that a loss in the claims described in (2) and (3) above is possible. As of December 31, 2012, we have not recognized any provision with respect thereto.

In addition, the internal revenue department of the State of Bahia has repeatedly issued tax assessment notices claiming other unpaid ICMS taxes. The subject matter of the tax assessments include, among others: (1) inappropriately claiming ICMS credits for the acquisition of assets; (2) the transfer of goods at prices below production cost; (3) failure to ship goods; (4) lack of evidence that the company exported goods; (5) failure to register invoices; and (6) claiming ICMS credits on transportation services without providing adequate evidence. As of December 31, 2012, the amount in dispute of these claims was approximately R$289.3  million. We challenged these assessment notices in the administrative court because we believe that there are reasonable grounds on which we can successfully defend against these assessments. We believe that a loss in this claim is possible. As of December 31, 2012, we have not recognized any provision with respect thereto.

From 1999 to 2009, the internal revenue department of the States of Alagoas and São Paulo issued tax assessment notices claiming unpaid ICMS taxes in the aggregate amount of R$410.6 million. The subject matter of the tax assessments include, among others: (1) inappropriately claiming ICMS credits for the acquisition of goods that the internal revenue department considers for use and consumption; (2) inappropriately claiming ICMS credits for the acquisition of assets not related to production; (3) failure to pay taxes on the sale of products subject to tax substitution; and (4) failure to register invoices. We challenged these assessment notices in the administrative court because we believe that there are reasonable grounds on which we can successfully defend against these assessments. We believe that a loss in this claim is possible. As of December 31, 2012, we have not recognized any provision with respect thereto.

In 2009, tax assessment notices were issued by the internal revenue department of the State of São Paulo against Braskem Qpar claiming unpaid ICMS taxes in connection with several alleged violations of certain provisions of the ICMS tax legislation, including (1) inappropriately claiming ICMS credits for the acquisition of assets between February 2004 and January 2008 and (2) failure to register invoices. As of December 31, 2012, the amount in dispute of these claims was approximately R$379.0  million. We challenged these assessment notices in the administrative court because we believe that there are reasonable grounds on which we can successfully defend against these assessments. We believe that a loss in this claim is possible. As of December 31, 2012, we have established related provisions in the amount of R$79.7  million.

In addition, the internal revenue department of the State of São Paulo against Braskem Qpar has repeatedly issued tax assessment notices claiming other unpaid ICMS taxes. The subject matter of the tax assessments include, among others (1) inappropriately claiming ICMS credits between 2004 and 2005, and (2) failure to pay taxes on the sale of certain intrastate sale operations between 2002 and 2004. As of December 31, 2012, the amount in dispute of these claims was approximately R$142.0  million. We challenged these assessment notices in the administrative court because we believe that there are reasonable grounds on which we can successfully defend against these assessments. We believe that a loss in this claim is possible. As of December 31, 2012, we have established related provisions in the amount of R$57.0 million.

PIS and COFINS Non-Cumulative Tax Assessment Notice

We received assessment notices from the federal internal revenue department alleging that we had inappropriately claimed certain PIS and COFINS credits in relation to: (1) wastewater treatment, (2) charges for electricity transmission, (3) freight related to the storage of finished goods and (4) credits claimed at inappropriate times, relating to the acquisition of fixed assets between 2006 and 2011. As of December 31, 2012, the amount in dispute of these claims was approximately R$649.0  million. We challenged these assessment notices in an administrative court because we believe that there are reasonable grounds on which we can successfully defend against these assessments. We believe that a loss on these claims is possible. As of December 31, 2012, we have not established related provisions.

PIS and COFINS Tax Assessment Notice

Braskem Petroquímica is involved in several judicial and administrative proceedings related to the payment of PIS and COFINS, including (1) unpaid COFINS from March 1999 to December 2000, February 2001 to March 2002, May 2002 to July 2002 and during September 2002, (2) inappropriately claimed credits due to the additional 1% in the COFINS rate and PIS Decree-Law No. 2,445 and 2,449, and (3) an omission in the base revenue resulting from exchange gains earned due to successive reductions of our associated capital. As of December 31, 2012, the amount in dispute of these claims was approximately R$84.0  million. We challenged these assessment notices in an administrative court because we believe that there are reasonable grounds on which we can successfully defend against these assessments. We believe that a loss on these claims is possible. As of December 31, 2012, we have established related provisions in the amount of R$32.9 million.

Other Tax Proceedings

We and our affiliates are involved in several other judicial and administrative proceedings regarding withholding taxes, corporate income taxes (Imposto de Renda da Pessoa Jurídica), the COFINS, IPI, the tax on financial transactions (Imposto Sobre Operações Financeiras), monetary adjustments, the PIS and other issues related to tax matters. In 2012, we obtained favorable and final decisions in the administrative court terminating several judicial and administrative proceedings related to corporate income taxes (Imposto de Renda da Pessoa Jurídica - BEFIEX) and the Social Contribution for Intervention in the Economic Domain (Contribuição Social sob Intervenção no Domínio Econômico) levied on the acquisition of naphtha. As of December 31, 2012, the amounts in material disputes relating to COFINS was approximately R$321.0  million and the amount in material disputes relating IPI was approximately R$116.0  million. We believe that a loss in this claim is possible. As of December 31, 2012, we have not recognized any provision with respect thereto.

Labor Proceedings

Overtime Claims

In late September 2010, we received notice that a lawsuit had been commenced against our company by the Petrochemical Industry Workers’ Union of Triunfo (Sindicato dos Trabalhadores das Indústrias Petroquímicas de Triunfo) alleging that we had violated an agreement regarding payment of overtime at our Triunfo basic petrochemicals plant. The suit claims damages of R$287.2  million, retrospectively revised by inflation and the benchmark rate. We have presented our defense to the court and have received a partial decision in our favor that reduced the damage to R$50.6  million. The remaining claims are currently being reviewed by the higher labor court and we believe that the likelihood of loss in this suit is possible.

The Petrochemical Industry Workers’ Union of Triunfo filed similar claims in the second quarter of 2005 claiming overtime payment in the amount of R$ 715.2 million. These suits are pending. We believe the chances of loss are remote in regards to R$692.6 million of the alleged claims and are possible in regards to the remaining R$22.6 million.

Employment and Occupational Health and Safety Proceedings

As of December 31, 2012, we were involved in approximately 1,812 employment and occupational health and safety proceedings as to which the total amount claimed was approximately R$773.7  million. At that date, we have established a provision for these claims in an aggregate amount of R$75.7  million as of December 31, 2012. We do not believe that these proceedings will have a material adverse effect on our business, financial condition or operations.

Social Security

As of December 31, 2012, we were involved in approximately 85 social security proceedings as to which the aggregate amount claimed was approximately R$203.6  million. We believe that our chance of loss is possible and therefore have not established a provision for these claims.

Other Proceedings

As of December 31, 2012, we were a defendant in two civil suits filed by a former caustic soda distributor, its controlling shareholder and a former transporter for breach of a caustic soda distribution agreement. The damages claimed in these suits totaled R$56.0  million as of December 31, 2012. These suits are pending and we believe that our chance of loss is possible in these suits.

We are parties to certain proceedings brought against our company by former holders of preferred shares of Nitrocarbono, OPP Química, Salgema, Trikem, Polialden and Politeno which we do not believe will have a material adverse effect on our business, financial condition or results of operations. In 2012, the Supreme Court of Justice issued a final and unappealable decision in our favor in the most relevant suit we had with regards to that matter. As of December 31, 2012, the amount in dispute was approximately R$25.4  million. We believe that our chance of loss is possible in these suits.

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

		Nominal Brazilian Currency per			US$ equivalent per
Year	Payment Date	Common shares	Class A Preferred Shares	Class B Preferred Shares	Common shares	Class A Preferred Shares	Class B Preferred Shares
2007	April 9, 2007	R$—	R$0.16	R$0.16	US$—	US$0.07	US$0.07
2008	April 7, 2008	0.64	0.64	0.64	0.38	0.38	0.38
2011	May 10, 2011	0.83	0.83	0.60	0.52	0.52	0.37
2012	November 19, 2012	0.61	0.61	0.61	0.29	0.29	0.29

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

Legal Reserve Account

Under the Brazilian Corporation Law and our by-laws, we must allocate 5% of our net profits for each fiscal year to our legal reserve until the aggregate amount of our legal reserve equals 20% of our paid-in capital. However, we are not required to make any allocations to our legal reserve in a fiscal year in which our legal reserve, when added to our other reserves, exceeds 30% of our shareholders’ equity. As of December 31, 2012, we had no balance in our legal reserve account.

Capital Reserve Accounts

Under the Brazilian Corporation Law, we are also permitted to record a capital reserve that may be used only (1) to absorb losses which exceed retained earnings and profit reserves as defined in the Brazilian Corporation Law, and (2) to redeem or repurchase share capital and/or participation certificates, (3) to increase our capital, or (4) if specified in our by-laws (which currently do not so specify), to pay preferred share dividends. Amounts allocated to our capital reserves are unavailable for the payment of distributions and are not taken into consideration for purposes of determining the mandatory distributable amount. As of December 31, 2012, we had a balance of R$798.0 million in our capital reserve accounts.

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

On December 21, 1998, ADSs representing our class A preferred shares began trading on the NYSE under the symbol “BAK”. On December 31, 2012, there were 17,096,872 ADSs outstanding, representing 34,193,744 class A preferred shares, or 9.9% of our outstanding class A preferred shares. Each ADS represents two class A preferred shares.

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

	BM&FBOVESPA		NYSE
	Closing Price per
	Class A Preferred Share		Closing Price per ADS
	High	Low	High	Low
	(in reais)		(in dollars)

2007	18.19	12.34	19.27	11.56
2008	15.19	5.41	18.50	4.60
2009	14.72	4.41	16.73	3.73
2010	19.85	9.74	24.62	10.77
2011	25.00	12.80	32.15	13.91
2012	16.60	10.48	18.58	10.54
	BM&FBOVESPA		NYSE
	Closing Price per
	Class A Preferred Share		Closing Price per ADS
	High	Low	High	Low
	(in reais)		(in dollars)

2011
First Quarter	20.85	18.60	26.41	22.74
Second Quarter	25.00	20.40	32.15	25.63
Third Quarter	22.39	13.96	29.42	15.62
Fourth Quarter	15.99	12.80	18.78	13.91
2012
First Quarter	15.73	12.33	18.58	13.49
Second Quarter	14.50	10.48	16.01	10.54
Third Quarter	16.60	11.25	16.50	11.06
Fourth Quarter	14.60	12.79	14.36	12.43
2013
First Quarter	15.31	13.32	15.51	13.34

	BM&FBOVESPA		NYSE
	Closing Price per
	Class A Preferred Share		Closing Price per ADS
	High	Low	High	Low
	(in reais)		(in dollars)
Most Recent Six Months
October 2012	14.40	13.38	14.26	13.08
November 2012	14.60	12.85	14.36	12.43
December 2012	13.89	12.79	13.35	12.54
January 2013	15.01	13.32	15.20	13.34
February 2013	15.31	13.90	15.51	14.40
March 2013	14.62	13.35	15.08	13.35
April 2013 (through April 3)	14.11	13.60	14.01	13.61

_________________________________

Source: Economática Ltda./ Bloomberg

On April 3, 2013, the closing sales price of:

•         our class A preferred shares on the BM&FBOVESPA was R$14.11 per share;

•         our class A preferred shares on the LATIBEX was €5.34 per share; and

•         the ADSs on the NYSE was US$14.01 per ADS.

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

Trading and Settlement

Trading of equity securities on the BM&FBOVESPA is conducted through an electronic trading system called Megabolsa every business day from 10:00 a.m. to 5:00 p.m., São Paulo time (or during daylight savings time in the U.S. from 10:00 a.m. to 5:30 p.m., São Paulo time). Trading of equity securities on the BM&FBOVESPA is also conducted between 5:45 p.m. and 7:00 p.m., São Paulo time (or during daylight savings time in the U.S. from 6:05 p.m. to 7:30 p.m., São Paulo time), in an after-market system connected to both traditional brokerage firms and brokerage firms operating on the internet. This after-market trading is subject to regulatory limits on price volatility of securities and on the volume of shares traded by investors operating on the internet.

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

As of April 3, 2013, we had outstanding share capital of R$8,043,222,080.50, equal to 797,265,348 total shares consisting of 451,668,652 common shares, 345,002,878 class A preferred shares and 593,818 class B preferred shares, including 1,154,758 class A preferred shares held in treasury. All of our share capital is fully paid. All of our shares are without par value. Under the Brazilian Corporation Law, the aggregate number of our non-voting and limited voting class A and class B preferred shares may not exceed two-thirds of our total outstanding share capital.

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

A non-Brazilian holder of class A preferred shares may experience delays in effecting the registration of registered capital, which may delay remittances abroad. Such a delay may adversely affect the amount, in U.S. dollars, received by the non-Brazilian holder. See “—Exchange Controls” and “Item 3. Key Information—Risk Factors—Risks Relating to Our Class A Preferred Shares and the ADSs.

U.S. Federal Income Tax Considerations

The following is a discussion of the material U.S. federal income tax consequences that may be relevant with respect to the acquisition, ownership and disposition of our class A preferred shares or ADSs, which are evidenced by ADRs. This description addresses only the U.S. federal income tax considerations of U.S. holders (as defined below) that will hold class A preferred shares or ADSs as capital assets. This description does not address tax considerations applicable to holders that may be subject to special tax rules, such as banks, financial institutions, insurance companies, real estate investment trusts, grantor trusts, regulated investment companies, dealers or traders in securities or currencies, tax-exempt entities, pension funds, persons that received our class A preferred shares or ADSs pursuant to an exercise of employee stock options or rights or otherwise as compensation for the performance of services, persons that will hold our class A preferred shares or ADSs as a position in a “straddle” or as a part of a “hedging”, “conversion” or other risk reduction transaction for U.S. federal income tax purposes, persons that have a “functional currency” other than the U.S. dollar, persons that will own our class A preferred shares or ADSs through partnerships or other pass through entities, holders subject to the alternative minimum tax, certain former citizens or long-term residents of the United States or holders that own (or are deemed to own) 10% or more (by voting power) of our shares.

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

Based on certain estimates of its gross income and gross assets and the nature of its business, our company believes that it will not be classified as a PFIC for its taxable year ended December 31, 2012. The company’s status in future years will depend on its assets and activities in those years. The company has no reason to believe that its assets or activities will change in a manner that would cause it to be classified as a PFIC for the taxable year ended December 31, 2012 or any future year, but there can be no assurance that the company will not be considered a PFIC for any taxable year. If we were a PFIC, a U.S. holder of class A preferred shares or ADSs generally would be subject to imputed interest charges and other disadvantageous tax treatment with respect to any gain from the sale or exchange of, and certain distributions with respect to, the shares or ADSs (including the loss of the potential reduced tax rate on certain dividends described above).

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

Medicare Tax on “Net Investment Income”

Certain U.S. Holders who are individuals, estates or trusts are required to pay an additional 3.8% tax on, among other things, dividends and capital gains for the sale or other disposition of class A preferred shares and ADSs.

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

Information Reporting and Backup Withholding

U.S. backup withholding tax and information reporting requirements generally apply to certain payments to certain non-corporate holders of shares. Information reporting generally will apply to payments of dividends on, and to proceeds from the sale or redemption of, our class A preferred shares or the ADSs made within the United States or by a U.S. payor or U.S. middleman to a holder of our class A preferred shares or the ADSs, other than an exempt recipient, including a corporation, a payee that is not a U.S. person that provides an appropriate certification and certain other persons. Backup withholding tax will apply to any payments of dividends on, or the proceeds from the sale or redemption of, class A preferred shares or the ADSs within the United States or by a U.S. payor or U.S. middleman to a holder, other than an exempt recipient, if such holder fails to furnish its correct taxpayer identification number or otherwise fails to comply with, or establish an exemption from, such backup withholding tax requirements. The backup withholding tax rate is currently 28%.

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

We also file financial statements and other periodic reports with the CVM, which are available for investor inspection at the CVM’s offices located at Rua Sete de Setembro, 111, 2nd floor, Rio de Janeiro, RJ, and Rua Cincinato Braga, 340, 2nd, 3rd and 4th floors, São Paulo, SP. The telephone numbers of the CVM in Rio de Janeiro and São Paulo are +55-21-3554-8686 and +55-11-2146- 2097, respectively.

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

In order to mitigate the market risks to which we are exposed, we have used, and we may use, foreign currency, interest rate, commodity derivative instruments, cash and receivables. As of December 31, 2012, we had cross-currency, interest rate swaps and commodities swaps with an aggregate notional amount of R$1,047.3 million maturing between January 2013 and August 2019. These cross-currency and interest rate swaps match certain of our foreign currency-denominated debt obligations.

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

As of December 31, 2012, we had US$983.2 million in foreign currency-denominated cash, cash equivalents and financial investments, which may partially offset the effects of any depreciation of the real  against the foreign currency on our ability to service our foreign currency-denominated debt to the extent of these foreign currency-denominated cash equivalents and other investments.

Interest Rate Risk

Our variable interest rate exposure is primarily subject to the variations of the TJLP rate and the CDI rate for real-denominated borrowings and short-term cash investments.

With respect to Brazilian interest rates:

•      the short-term domestic CDI rate decreased to 6.9% per annum as of December 31, 2012 from 10.87% per annum as of December 31, 2011 and 10.64% per annum as of December 31, 2010; and

•      the TJLP decreased to 5.5% per annum as of December 31, 2012 from 6.00% as of December 31, 2011 and December 31, 2010.

The table below provides information about our significant interest-rate sensitive instruments:

	Payment Schedule—Breakdown by Type of Interest Rate
	As of December 31, 2012 Expected Maturity Date
	2013	2014	2015	2016	2017	Thereafter	Total	Fair Value(1)
	(in millions of reais, unless otherwise indicated)
Liabilities:
Loans and financings:
Fixed rate, denominated in U.S. dollars	336.7	161.2	133.1	51.1	266.1	9,293.8	10,242.0	10,995.0
Average interest rate	4.3%	11.8%	9.4%	7.5%	8.0%	6.7%	6.8%
Variable rate, denominated in U.S. dollars	505.5	9.6	428.5	423.4	309.3	247.9	1,924.2	1,922.3
Average interest rate (over LIBOR)	1.3%	2.2%	2.3%	2.0%	2.5%	2.5%	2.0%
Fixed rate, denominated in reais	84.6	―	―	81.9	10.7	549.4	726.6	726.7
Average interest rate	6.7%	―	―	8.5%	4.5%	6.4%	6.7%
Variable rate, denominated in reais	528.2	56.5	87.0	124.8	556.1	942.1	2,294.7	2,296.5
Average interest rate (over TJLP)	2.8%	2.5%	1.9%	3.0%	3.4%	2.8%	2.9%
Variable rate, denominated in reais	386.8	841.9	305.7	―	―	850.0	2,384.4	2,384.4
Average interest rate (% of CDI)	103.4%	99.8%	103.0%	0.0%	0.0%	112.5%	105.3%
Total loans and financings	1,841.7	1,069.1	954.3	681.2	1,142.3	11,883.2	17,571.9	18,324.9

Assets:
Cash and cash equivalents and other instruments:
Variable rate, denominated in foreign currency	2,009.1	―	―	―	―	―	2,009.1	2,009.1
Variable rate, denominated in reais	1,451.1	34.1	―	―	―	―	1,485.2	1,485.2
Total cash and cash equivalents and other investments	3,460.2	34.1	―	―	―	―	3,494.3	3,494.3

_________________________________

 (1)  Represents the net present value of the future cash flows from the obligations converted into reais  at fair market value as of December 31, 2012.

In the event that the average interest rate applicable to our financial assets and debt in 2013 were 1% higher than the average interest rate in 2012, our financial income would increase by approximately R$34.9 million and our financial expenses would increase by approximately R$175.7 million.

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

The table below provides information about our significant foreign currency exposures:

	Payment Schedule—Breakdown by Currency
	As of December 31, 2012 Expected Maturity Date
	2013	2014	2015	2016	2017	Thereafter	Total	Fair Value(1)
	(in millions of reais)
Liabilities:
Loans and financings:
Denominated in U.S. dollars	842.1	170.8	562.7	474.5	575.4	9,541.7	12,167.3	12.920.4
Denominated in reais	999.6	898.4	391.6	206.7	566.8	2,341.5	5,404.6	5,404.5
Total loans and financings	1,841.7	1,069.2	954.3	681.2	1,142.2	11,883.2	17,571.9	18,324.9

Assets:
Cash and cash equivalents and other investments:
Denominated in foreign currency	2,009.1	―	―	―	―	―	2,009.1	2,009.1
Denominated in reais	1,451.1	34.1	―	―	―	―	1,485.2	1,485.2
Total cash and cash equivalents and other investments	3,460.2	34.1	―	―	―	―	3,494.3	3,494.3

_________________________________

 (1)  Represents the net present value of the future cash flows from the obligations converted into reais  at fair market value as of December 31, 2012.

Our foreign currency exposures give rise to market risks associated with exchange rate movements of the real against the U.S. dollar. Foreign currency-denominated liabilities as of December 31, 2012 consisted primarily of U.S. dollar-denominated debt. Our U.S. dollar-denominated debt, including short-term debt and current portion of long-term debt, was R$12,167.3 million (US$5,954.2 million) as of December 31, 2012 and R$9,699.7  million (US$4,746.6  million) as of December 31, 2011. This foreign currency exposure is represented by debt in the form of notes, bonds, pre-export finance facilities and working capital loans. Our cash and funds available in U.S. dollars partially protect us against exposure arising from the U.S. dollar-denominated debt.

In the event that the real  were to devalue by 10% against the U.S. dollar during 2013 as compared to the real/U.S. dollar exchange rate as of December 31, 2012, our financial expenses indexed to the dollar in 2013 would increase by approximately R$1,216.7 million, and our financial income would increase by approximately R$200.9 million.

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

During the year ended December 31, 2012, we received from the depositary of our ADSs approximately US$498,621 which was used for general corporate purposes such as the payment of costs and expenses associated with (1) the preparation and distribution of proxy materials, (2) the preparation and distribution of marketing materials and (3) consulting and other services related to investor relations.

PART II

ITEM 13. DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

Not applicable.

ITEM 14. MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

Not applicable.

ITEM 15. CONTROLS AND PROCEDURES

Disclosure Controls and Procedures

Our chief executive officer and our chief financial officer are responsible for establishing and maintaining our disclosure controls and procedures. These controls and procedures were designed to ensure that information that we are required to disclose in the reports that we file under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the applicable rules and forms of the SEC, and that it is accumulated and communicated to our management, including our chief executive officer and our chief financial officer, as appropriate to allow timely decisions regarding required disclosure. We performed an evaluation of the effectiveness of the design and operation of our disclosure controls and procedures as of December 31, 2012 under the supervision of our chief executive officer and our chief financial officer. Based on our evaluation, our chief executive officer and our chief financial officer concluded that our disclosure controls and procedures were effective as of December 31, 2012.

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

Changes in Internal Control over Financial Reporting

There have been no changes in our internal control over financial reporting that occurred during the year ended December 31, 2012 that have materially affected or are reasonably likely to materially affect our internal control over financial reporting.

ITEM 16A. AUDIT COMMITTEE FINANCIAL EXPERT

Our fiscal council currently includes an “audit committee financial expert” within the meaning of this Item 16A. Our fiscal council has determined that Aluízio da Rocha Coelho Neto is our fiscal council financial expert. Mr. Neto’s biographical information is included in “Item 6. Directors, Senior Management and Employees—Directors and Senior Management—Fiscal Council.” Given that our board has not made a formal determination as to Mr. Neto’s independence, as that term is defined in Rule 303A.02 of the New York Stock Exchange’s Listed Company Manual, he is not considered independent under that standard. However, he meets the standards of independence for fiscal council members under Brazilian Corporation Law. See “Item 6. Directors, Senior Management and Employees—Directors and Senior Management—Fiscal Council” for more information.

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

ITEM 16C. PRINCIPAL ACCOUNTANT FEES AND SERVICES

Audit and Non-Audit Fees

The following table sets forth the fees billed to us by our independent registered public accounting firm, PricewaterhouseCoopers Auditores Independentes, during the fiscal years ended December 31, 2012 and 2011.

	Year ended December 31,
	2012	2011
	(in millions of reais)

Audit fees(1)	R$10.1	R$8.7
Audit-related fees(2)	0.0	2.0
Tax fees(3)	1.0	0.2
All other fees	—	0.1
Total fees	R$11.1	R$11.0

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

ITEM 16E. PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

Period	Total Number of Shares Purchased	Average Price Paid Per Share	Total Number of Share Purchased as Part of Publicly Announced Plans or Programs	Maximum Number of Shares that may yet be Purchased Under the Plans or Programs (1)(2)

January 1 through January 31, 2012	R$―	R$―	―	10,757,104
February 1 through February 29, 2012	―	―	―	10,757,104
March 1 through March 31, 2012	―	―	―	10,757,104
April 1 through April 30, 2012	―	―	―	10,757,104
May 1 through May 31, 2012	309,600	10.94	309,600	10,447,504
June 1 through June 30, 2012	292,600	10.72	292,600	10,514,904
July 1 through July 31, 2012	587,700	11.55	587,700	9,567,204
August 1 through August 31, 2012	262,300	13,30	262,300	13,113,861
September 1 through September 30, 2012	―	―	―	13,113,861
October 1 through October 31, 2012	―	―	―	13,113,861
November 1 through November 30, 2012	―	―	―	13,113,861
December 1 through December 31, 2012	―	―	―	13,113,861
Total	R$1,452,200	R$11.63	1,452,200	13,113,861

________________________

(1)   On August 26, 2011, our board of directors authorized a share repurchase program under which we were authorized to repurchase up to 12,162,504 class A preferred shares at market prices over the BM&FBOVESPA at any time and from time to time prior to August 28, 2012. In 2011, we repurchased 1,405,400 class A preferred shares under this program and in 2012, we repurchased an additional 1,189,900 shares.

(2)   On August 13, 2012, our board of directors authorized a share repurchase program under which we are authorized to repurchase up to 13,376,161 class A preferred shares at market prices over the BM&FBOVESPA at any time and from time to time prior to August 28, 2013. In 2012, we repurchased 262,300 shares under this program.

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

4.04

Naphtha Purchase and Sale Agreement, dated as of May 17, 2006, between Petróleo Brasileiro S.A. and Quattor Química S.A. (English translation)(incorporated by reference to Exhibit 4.04 to Form 20-F of Braskem S.A. filed on April 10, 2012). (*Confidential treatment has been granted for certain portions omitted from this exhibit pursuant to Rule 24b-2 under the Securities Exchange Act of 1934, as amended. Confidential portions of this Exhibit have been separately filed with the Securities and Exchange Commission).

4.05

First Amendment, dated February 29, 2008, to the Naphtha Purchase and Sale Agreement, dated as of May 17, 2006, between Petróleo Brasileiro S.A. and Quattor Química S.A. (English translation) (English translation)(incorporated by reference to Exhibit 4.05 to Form 20-F of Braskem S.A. filed on April 10, 2012). (*Confidential treatment has been granted for certain portions omitted from this exhibit pursuant to Rule 24b-2 under the Securities Exchange Act of 1934, as amended. Confidential portions of this Exhibit have been separately filed with the Securities and Exchange Commission).

4.06

Second Amendment, dated October 22, 2010, to the Naphtha Purchase and Sale Agreement, dated as of May 17, 2006, between Petróleo Brasileiro S.A. and Quattor Química S.A. (English translation) (English translation)(incorporated by reference to Exhibit 4.06 to Form 20-F of Braskem S.A. filed on April 10, 2012). (*Confidential treatment has been granted for certain portions omitted from this exhibit pursuant to Rule 24b-2 under the Securities Exchange Act of 1934, as amended. Confidential portions of this Exhibit have been separately filed with the Securities and Exchange Commission.)

4.07

Petrochemical Naphtha Purchase and Sale Contract, dated as of July 24, 2009, between Petróleo Brasileiro S.A. and Braskem S.A. (English translation)(incorporated by reference to Exhibit 4.07 to Form 20-F of Braskem S.A. filed on April 10, 2012). (*Confidential treatment has been granted for certain portions omitted from this exhibit pursuant to Rule 24b-2 under the Securities Exchange Act of 1934, as amended. Confidential portions of this Exhibit have been separately filed with the Securities and Exchange Commission.)

8.01	List of subsidiaries (incorporated by reference to note 2.1(a) to our audited consolidated financial statements included elsewhere in this annual report).
12.01	Certification of Principal Executive Officer dated April 8, 2013 pursuant to Exchange Act Rules 13a-15(e) and 15d-15(e).
12.02	Certification of Principal Financial Officer dated April 8, 2013 pursuant to Rules 13a-15(e) and 15d-15(e).
13.01

Certifications of Principal Executive Officer and Principal Financial Officer dated April 8, 2013 pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

99.01	Disclosure of Mine Safety and Health Administration Safety Data.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

April 8, 2013

BRASKEM S.A.

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

Braskem’s management has assessed the effectiveness of the Company’s internal controls over financial reporting as of December 31, 2012 based on the criteria established in Internal Control – “Integrated Framework” issued by the Committee of Sponsoring Organizations of the Treadway Commission (“COSO”) and, based on such criteria, Braskem´s management has concluded that, as of December 31, 2012, the Company´s internal control over financial reporting is effective.

(b) Management´s report under deficiencies and recommendations on internal controls over audit report

The effectiveness of the Company’s internal control over financial reporting as of December 31, 2012 has been audited by PricewaterhouseCoopers Auditores Independentes, an independent registered public accounting firm, as stated in their report which appears herein.

February 7, 2013

By: /s/ Carlos Jose Fadigas de Souza Filho	/s/ Marcela Aparecida Drehmer Andrade
Name: Carlos José Fadigas de Souza Filho	Name: Marcela Aparecida Drehmer Andrade
Title: Chief Executive Officer	Title: Chief Financial Officer

Braskem S.A. and Its Subsidiaries

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholders of

Braskem  S.A.

In our opinion, the accompanying consolidated balance sheets and the related consolidated statements of income and comprehensive income, of shareholders’ equity and of cash flows present fairly, in all material respects, the financial position of Braskem S.A. and its subsidiaries at  December 31,2012 and 2011, and the results of their operations and their cash flows for each of the three years in the period ended December 31,2012, 2011  and 2010 in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board.  Also in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31,2012, based on criteria established in Internal Control - Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). The Company's management is responsible for these financial statements, for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying “Management’s Report on Internal Control over Financial Reporting”.  Our responsibility is to express opinions on these financial statements and on the Company's internal control over financial reporting based on our integrated audits.

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

Salvador, February 7, 2013

/s/PricewaterhouseCoopers

Auditores Independentes

Braskem S.A. and Its Subsidiaries

Consolidated Balance Sheet

All amounts in thousands of Brazilian reais

Assets	Note	2012	2011

Current assets
Cash and cash equivalents	7	3,287,622	2,986,819
Financial investments	8	172,146	170,297
Trade accounts receivable	9	2,326,480	1,843,756
Inventories	10	4,102,055	3,623,522
Taxes recoverable	12	1,476,211	1,036,253
Dividends and interest on capital	11	2,645
Prepaid expenses		54,013	104,496
Related parties	11	13,912	86,591
Insurance claims	14	160,981
Other receivables	15	818,434	328,583

		12,414,499	10,180,317

Non-current assets held for sale	6	277,828

		12,692,327	10,180,317

Non-current assets
Financial investments	8	34,489	34,752
Trade accounts receivable	9	37,742	51,056
Taxes recoverable	12	1,527,134	1,506,247
Deferred income tax and social contribution	22(b)	2,055,621	1,237,144
Judicial deposits	13	179,618	174,220
Related parties	11	127,627	58,169
Insurance claims	14	47,255	252,670
Other receivables	15	218,279	182,533
Investments in subsidiaries and jointly-controlled subsidiaries	16	86,842
Investment in associates	16	31,945	29,870
Other investments		6,948	10,844
Property, plant and equipment	17	21,176,785	20,662,721
Intangible assets	18	2,940,966	3,016,692

		28,471,251	27,216,918

Total assets		41,163,578	37,397,235

The Management notes are an integral part of the financial statements.

Braskem S.A. and Its Subsidiaries

Consolidated Balance Sheet

All amounts in thousands of Brazilian reais

Liabilities and equity	Note	2012	2011

Current liabilities
Trade payables		8,897,597	6,847,340
Borrowings	19	1,836,028	1,391,779
Derivatives operations	20.2	293,378	83,392
Payroll and related charges		349,176	242,102
Taxes payable	21	342,789	329,987
Dividends and interest on capital		5,369	4,838
Advances from customers	26	237,504	19,119
Sundry provisions	23	52,264	23,629
Other payables	27	532,752	119,402

		12,546,857	9,061,588

Non-current liabilities held for sale	6	109,770

		12,656,627	9,061,588

Non-current liabilities
Borrowings	19	15,675,610	13,753,033
Debentures			19,102
Derivatives operations	20.2		10,278
Taxes payable	21	1,164,753	1,613,179
Related parties	11		44,833
Long-term incentives		10,405	15,213
Deferred income tax and social contribution	22(b)	2,138,622	1,953,353
Post-employment benefits	25	18,890	149,575
Advances from customers	26	204,989	218,531
Sundry provisions	23	362,919	298,094
Other payables	27	266,963	280,546

		19,843,151	18,355,737

Equity	29
Capital	(a)	8,043,222	8,043,222
Capital reserve		797,979	845,998
Revenue reserves			591,307
Other comprehensive income		349,227	315,586
Treasury shares	(b)	(48,892)	(60,217)
Accumulated deficit		(565,549)	28,692

Total attributable to the shareholders of the Company		8,575,987	9,764,588

Non-controlling interest	2.1.2	87,813	215,322

		8,663,800	9,979,910

Total liabilities and equity		41,163,578	37,397,235

The Management notes are an integral part of the financial statements.

Braskem S.A. and Its Subsidiaries

Consolidated Statement of Operations

Years ended December 31

All amounts in thousands of Brazilia reais, except earnings (loss) per share

	Note	2012	2011	2010

Net sales revenue	31	35,513,397	32,497,075	25,025,658
Cost of products sold		(32,209,958)	(28,819,369)	(21,028,905)

Gross profit		3,303,439	3,677,706	3,996,753

Income (expenses)
Selling		(403,387)	(319,240)	(353,616)
Distribution		(564,950)	(480,532)	(335,510)
General and administrative		(998,261)	(934,779)	(931,135)
Research and development		(106,198)	(99,083)	(78,778)
Results from equity investments	16(c)	(25,807)	(1,665)	18,215
Results from business combinations	5		30,045	975,283
Other operating income (expenses), net	33	333,767	(3,612)	(96,567)

Operating profit		1,538,603	1,868,840	3,194,645

Financial results	34
Financial expenses		(3,902,499)	(3,551,717)	(1,692,001)
Financial income		530,182	765,025	364,933

		(3,372,317)	(2,786,692)	(1,327,068)

Profit (loss) before income tax and
social contribution		(1,833,714)	(917,852)	1,867,577

Current income tax and social contribution	22(a)	(17,269)	(5,492)	(55,889)
Deferred income tax and social contribution	22(a)	810,645	379,234	61,988
		793,376	373,742	6,099

Profit (loss) for the year of continued operations		(1,040,338)	(544,110)	1,873,676

Discontinued operations results	6(c)
Discontinued operations results		451,262	70,911	19,861
Current income tax and social contribution		(10,265)	(14,948)	(4,052)
Deferred income tax and social contribution		(138,964)
		302,033	55,963	15,809

Profit (loss) for the year		(738,305)	(488,147)	1,889,485

Attributable to:
Company's shareholders		(731,143)	(496,450)	1,895,309
Non-controlling interest	2.1.2	(7,162)	8,303	(5,824)

		(738,305)	(488,147)	1,889,485

Earnings (loss) per share attributable to the shareholders of the Company
of continued operations at the end of the year (R$)	30
Basic earnings (loss) per share - common		(1.2975)	(0.6921)	2.6816
Basic earnings (loss) per share - preferred		(1.2975)	(0.6921)	2.5683
Diluted earnings (loss) per share - common		(1.2970)	(0.6919)	2.6810
Diluted earnings (loss) per share - preferred		(1.2970)	(0.6919)	2.5677

                        The Management notes are an integral part of the financial statements.

Braskem S.A. and Its Subsidiaries

Consolidated Statement of Comprehensive income

Years ended December 31

All amounts in thousands of reais

	Note	2012	2011	2010

Profit (loss) for the year		(738,305)	(488,147)	1,889,485

Other comprehensive income or loss:
Available for sale financial assets				58
Cash flow derivatives	20.2.2	16,238	45,034	6,032
Foreign currency translation adjustment	16(b)	77,968	56,809	(79,346)
Write-off foreign currency translation adjustment		812
Income tax and social contribution related to
components of comprehensive income	20.2.2	(5,522)	(2,458)	6,793

Total other comprehensive income or loss		89,496	99,385	(66,463)

Total comprehensive income or loss for the year		(648,809)	(388,762)	1,823,022

Attributable to:
Company's shareholders - continued operations		(960,798)	(455,206)	1,809,196
Company's shareholders - discontinued operations		302,033	55,963	19,861
Non-controlling interest		9,956	10,481	(6,035)

		(648,809)	(388,762)	1,823,022

The Management notes are an integral part of the financial statements.

Braskem S.A. and Its Subsidiares

Consolidated Statement of Changes in Equity

All amounts in thousands of Brazilian reais

		Attributed to shareholders' interest
				Revenue reserves						Retained	Total
						Unrealized	Additional	Other		earnings	Braskem		Total
			Capital	Legal	Tax	profit	dividends	comprehensive	Treasury	(accumulated	shareholders'	Non-controlling	shareholders'
	Note	Capital	reserve	reserve	incentives	reserve	proposed	income	shares	deficit)	interest	interest	equity

At December 31, 2010		8,043,222	845,998	87,710	5,347	995,505	250,346	221,350	(59,271)		10,390,207	18,079	10,408,286

Comprehensive income for the year:
Profit (loss) for the year										(496,450)	(496,450)	8,303	(488,147)
Fair value of cash flow derivative, net of taxes								42,576			42,576		42,576
Foreign currency translation adjustment								54,631			54,631	2,178	56,809
								97,207		(496,450)	(399,243)	10,481	(388,762)

Equity valuation adjustments
Deemed cost of jointly-controlled subsidiary, net								22,079			22,079		22,079
Realization of deemed cost of jointly-controlled subsidiary, net of taxes								(920)		920
Realization of additional property, plant and equipment price-level
restatement, net of taxes								(27,236)		27,236
								(6,077)		28,156	22,079		22,079

Contributions and distributions to shareholders:
Capital increase from non-controlling interest												86,634	86,634
Payment of additional dividends proposed							(250,346)				(250,346)		(250,346)
Tax incentives					(800)						(800)		(800)
Gain (loss) on interest in subsidiary								3,106			3,106	(3,106)
Acquisition of non-controlling interest Cetrel												103,503	103,503
Expired dividends / other										531	531	(269)	262
Absorption of losses						(496,455)				496,455
Additional dividends proposed						(482,593)	482,593
Repurchase of treasury shares									(946)		(946)		(946)
					(800)	(979,048)	232,247	3,106	(946)	496,986	(248,455)	186,762	(61,693)

At December 31, 2011		8,043,222	845,998	87,710	4,547	16,457	482,593	315,586	(60,217)	28,692	9,764,588	215,322	9,979,910

Comprehensive income for the year:
Loss for the year										(731,143)	(731,143)	(7,162)	(738,305)
Fair value of cash flow derivative, net of taxes	20.2.2							10,716			10,716		10,716
Foreign currency translation adjustment	16(b)							60,850			60,850	17,118	77,968
Write-off foreign currency translation adjustment								812			812		812
								72,378		(731,143)	(658,765)	9,956	(648,809)

Equity valuation adjustments
Realization of deemed cost of jointly-controlled subsidiary, net of taxes								(952)		952
Realization of additional property, plant and equipment price-level
restatement, net of taxes								(27,236)		27,236
								(28,188)		28,188

Contributions and distributions to shareholders:
Additional dividends approved at Shareholders’ Meeting	29(d)						(482,593)				(482,593)		(482,593)
Capital loss from non-controlling interest												(17,962)	(17,962)
Write-off non-controlling by investments sale												(125,420)	(125,420)
Loss on interest in subsidiary	16(b)							(5,917)			(5,917)	5,917
Write-off gain on interest in subsidiary by sale	6							(4,632)			(4,632)		(4,632)
Repurchase of treasury shares	29(b)								(36,694)		(36,694)		(36,694)
Cancellation of shares	29(f)		(48,019)						48,019
Absorption of losses	29(h)			(87,710)	(4,547)	(16,457)				108,714
			(48,019)	(87,710)	(4,547)	(16,457)	(482,593)	(10,549)	11,325	108,714	(529,836)	(137,465)	(667,301)

At December 31, 2012		8,043,222	797,979					349,227	(48,892)	(565,549)	8,575,987	87,813	8,663,800

The Management notes are an integral part of the financial statements

Braskem S.A. and Its Subsidiaries

Consolidated Statement of Cash Flows

Years ended December 31

All amounts in thousands Brazilian of reais

	2012	2011	2010

Profit (loss) before income tax and social contribution
and after discontinued operations results	(1,382,452)	(846,941)	1,887,438

Adjustments for reconciliation of profit (loss)
Depreciation, amortization and depletion	1,924,265	1,723,420	1,606,354
Results from equity investments	25,807	1,665	(20,302)
Results from business combinations		(30,045)	(975,283)
Interest and monetary and exchange variations, net	2,442,973	2,292,498	413,194
Other	294,199	2,056	47,209

	3,304,792	3,142,653	2,958,610

Changes in operating working capital
Held-for-trading financial investments	16,716	90,953	79,764
Trade accounts receivable	(625,130)	365,901	184,442
Inventories	(566,025)	(382,465)	(382,285)
Taxes recoverable	(458,763)	(311,021)	622,167
Prepaid expenses	49,707	(62,531)	(5,062)
Other receivables	(529,103)	(356,253)	1,730
Trade payables	2,165,530	1,325,977	683,639
Taxes payable	(426,440)	(52,134)	(601,878)
Long-term incentives	(4,808)	771	6,733
Advances from customers	206,044	187,306	(38,424)
Sundry provisions	94,382	(74,402)	21,128
Other payables	389,032	(212,133)	177,901

Cash from operations	3,615,934	3,662,622	3,708,465

Interest paid	(1,006,840)	(802,427)	(929,481)
Income tax and social contribution paid	(37,283)	(82,695)	(58,617)

Net cash generated by operating activities	2,571,811	2,777,500	2,720,367

Proceeds from the sale of fixed assets	115,846	23,958	1,781
Proceeds from the capital reduction of associates		6,600
Effect cash of discontinued operations	(141,348)
Acquisitions of investments in subsidiaries and associates		(619,207)	(939,427)
Acquisitions to property, plant and equipment	(2,792,853)	(2,252,491)	(1,689,006)
Acquisitions of intangible assets	(15,734)	(11,474)	(17,042)
Held-for-trading and available for sale financial investments	(218)	(13,856)	256,113

Net cash used in investing activities	(2,834,307)	(2,866,470)	(2,387,581)

Short-term and long-term debt
Obtained borrowings	6,665,938	7,122,632	5,860,561
Payment of borrowings	(5,493,015)	(6,042,644)	(10,013,753)
Dividends paid	(482,051)	(664,851)	(107)
Non-controlling interests in subsidiaries	(20,295)	76,406
Repurchase of shares	(36,694)	(946)	(3)
Capital increase			3,764,971
Other		4,147

Net cash provided by (used in) financing activities	633,883	494,744	(388,331)

Exchange variation on cash of foreign subsidiaries	(36,037)	(117,030)	(3,253)

Increase (decrease) in cash and cash equivalents	335,350	288,744	(58,798)

Represented by
Cash and cash equivalents at the beginning of the year	2,952,272	2,698,075	2,683,068
Cash and cash equivalents at the end of the year	3,287,622	2,986,819	2,624,270

Increase (decrease) in cash and cash equivalents	335,350	288,744	(58,798)

The Management notes are an integral part of the financial statements

Braskem S.A. and Its Subsidiaries

Notes to the Consolidation Financial Statements

December 31, 2012, 2011 and 2010

All amounts in thousands of Brazilian reais unless otherwise stated

1                    Operations

Braskem S.A. together with its subsidiaries (hereinafter “Braskem” or “Company”) is a public corporation headquartered in Camaçari, State of Bahia, which operates 36 industrial units, 29 of which in the Brazilian states of Alagoas, Bahia, Rio de Janeiro, Rio Grande do Sul and São Paulo, five are located in the United States, in the states of Pennsylvania, Texas and West Virginia and two are located in Germany. These units produce basic petrochemicals - such as ethylene, propylene butadiene, toluene, xylene and benzene, as well as gasoline and LPG (Liquefied Petroleum Gas) – and thermoplastic resins – polyethylene (“PE”), polypropylene (“PP”) and polyvinyl chloride (“PVC”).

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

The Company is controlled by Odebrecht S.A. (“Odebrecht”), which directly and indirectly holds interests of 50.11% and 38.32% in its voting and total capital, respectively.

(a)               Significant operating events

(i)                 In September 2010, the management of the subsidiary Braskem PP Americas, Inc ("PP Americas") decided to suspend a PP production line at the plant located in the State of Texas. The key factors driving this decision were the line's outdated technology, high production cost, and low production capacity. Braskem America will keep the production of PP in other lines of that plant without affecting its total production of other resins. The residual carrying amount of this production line on December 31, 2012, 2011 and 2010 equals zero.

(ii)               On September 24, 2010, the Company inaugurated an ethanol-derived ethylene unit at the Triunfo Petrochemical Complex, which will produce 200,000 metric tons of green PE per year. With this new unit, the Company now supplies resin from renewable sources, diversifying its competitive raw material sources. The cost of the investment was R$ 482,053.

(iii)             In December 2011, Sunoco Chemicals, Inc. (“Sunoco”) announced the definitive shutdown of operations at its refinery that was responsible for supplying propylene polymer-grade, the main feedstock to the PP plant of the subsidiary Braskem America Inc (“Braskem America) in the state of Pennsylvania.

In 2012, Sunoco formally informed the Management of Braskem America of its alternative plan to supply feedstock, as required under the supply agreement entered into in 2010. The definitive termination of the supply agreement occurred on June 8, 2012, upon payment of the respective compensation set forth in the contract, in the amount of R$235,962 (Note 33).

Despite the termination of the supply agreement, the Management of Braskem America pursued alternative supply and logistics solutions in order to continue operations at the unit and has already identified other sources to supply the feedstock required.

Another important and fundamental step in maintaining the operations at the plant was the acquisition of a propylene splitter unit from Sunoco on June 29, 2012. This unit transforms refinery-grade propylene into polymer-grade propylene. This acquisition does not represent a business combination, since it does not meet the definitions required by IFRS 3.

Braskem S.A. and Its Subsidiaries

Notes to the Consolidation Financial Statements

December 31, 2012, 2011 and 2010

All amounts in thousands of Brazilian reais unless otherwise stated

With the acquisition, Braskem America expanded its supply sources, since the supply of refinery-grade propylene is more abundant in the U.S. market.

(iv)             On August 17, 2012, the Company inaugurated, in Marechal Deodoro, Alagoas, a new plant with annual production capacity of 200 kton (unaudited) of PVC, which expanded Braskem’s total installed capacity to 710 kton (unaudited). Total investment in the plant was approximately R$1 billion.

(v)               On September 13, 2012, the Company inaugurated, in the Triunfo Petrochemical Complex in the state of Rio Grande do Sul, a new plant with annual production capacity of 103 kton (unaudited) of butadiene, which expandaded Braskem’s total installed capacity to  477 kton (unaudited). Total investment was approximately R$300 million.

(b)               Corporate events

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

(iii)         On April 14, 2010, the Board of Directors approved an increase of the Company’s capital in the form of a private subscription, which resulted in the payment of 243,206,530 common shares and 16,697,781 class “A” preferred shares, at the price of R$ 14.40 each, totaling R$ 3,742,622. Of this amount, R$ 2,378,742 was allocated to capital and R$ 1,363,880 to the capital reserve account.

(iv)        On April 27, 2010, the Company announced by means of a Material Fact, the acquisition from Unipar of shares representing 60% of Quattor’s voting and total capital by means of the payment of R$ 659,454 in cash. On April 30, 2010, Quattor held the following investments:

Braskem S.A. and Its Subsidiaries

Notes to the Consolidation Financial Statements

December 31, 2012, 2011 and 2010

All amounts in thousands of Brazilian reais unless otherwise stated

Quattor
(Current Braskem Qpar)
94.10%
99.32%
65.98%
Non-controlling interest
Quattor Petroquímica
(Current Braskem Petroquímica) (*)
0.68%
5.90%
9.02%
BNDESPAR
25.00%
Quattor Química
Riopol
33.33%
Polibutenos

(*) Public-traded corporation

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

In accordance with the accounting practices adopted in the preparation of these financial statements (Note 2), the acquisitions of Quattor and Unipar Comercial represented business combinations under IFRS 3, and the effects of which are stated in Note 5.

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

Braskem S.A. and Its Subsidiaries

Notes to the Consolidation Financial Statements

December 31, 2012, 2011 and 2010

All amounts in thousands of Brazilian reais unless otherwise stated

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

The amount of this acquisition will be paid in three installments adjusted based on the Long-Term Interest Rate (“TJLP”) (Note 27), as follows:

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

Due to this merger of shares, Braskem’s subsidiary Quattor Petroquímica (current Braskem Petroquímica), which held 9.02% of Riopol's capital, received shares of the Company. In the consolidated financial statements, these shares, which result in mutual interest, are accounted for as "treasury shares".

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

Braskem S.A. and Its Subsidiaries

Notes to the Consolidation Financial Statements

December 31, 2012, 2011 and 2010

All amounts in thousands of Brazilian reais unless otherwise stated

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

(xi)         On May 26, 2010, the Company filed with Comissão de Valores Mobiliários (“CVM”) the request for the registration of a public offering for the acquisition of 7,688 common shares and 1,542,006 preferred shares of Quattor Petroquímica held by its non-controlling shareholders as a result of the change in the control of this subsidiary. The shares subject to the offering correspond to 0.68% of the total capital of Quattor Petroquímica. On October 28, 2010, CVM’s board approved the public offering.

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

Braskem S.A. and Its Subsidiaries

Notes to the Consolidation Financial Statements

December 31, 2012, 2011 and 2010

All amounts in thousands of Brazilian reais unless otherwise stated

On December 31, 2012, the Company’s interest in the acquired companies is stated in the flowchart below:

(b.2)    Sunoco Chemicals

On February 1, 2010, Braskem announced that its subsidiary Braskem America entered into, on that date, an agreement for the purchase and sale of shares with Sunoco Inc., an U.S. oil company, by means of which Braskem America Inc. acquired 100% of the shares representing the voting and total capital of Sunoco Chemicals for US$ 350.7 million, equivalent to R$ 620,838. Sunoco Chemicals has an annual installed capacity of 950,000 metric tons (unaudited) of polypropylene distributed over three plants located in the states of Pennsylvania, West Virginia and Texas.

The transaction was completed on April 1, 2010 after full payment was made. On the same date, the name of Sunoco Chemicals was changed to PP Americas.

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

Braskem S.A. and Its Subsidiaries

Notes to the Consolidation Financial Statements

December 31, 2012, 2011 and 2010

All amounts in thousands of Brazilian reais unless otherwise stated

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

The corporate name of this new company is Braskem Idesa, Sociedad Anónima Promotora de Inversión (“Braskem Idesa”) and when it was incorporated its total and voting capital was held by the Company in 65% and by Etileno XXI, Sociedad Anónima de Capital Variable in 35%.

(b.4)    Other events

(i)                 On June 1, 2010, Braskem approved the spin-off of its subsidiary Varient Distribuidora de Resinas Ltda. (“Varient”) and the merger of the spun-off portion by the new subsidiary called Alcacer Distribuidora de Resinas Ltda. (“Alcacer”). On the same date, the Company completed the negotiations for the sale of these two subsidiaries for the total amount of R$ 12,700.

(ii)               On December 17, 2010, the Extraordinary General Shareholders’ Meeting held by Braskem approved the merger of Companhia Alagoas Industrial - Cinal (“Cinal”) into the Company based on its equity as of September 30, 2010, amounting to R$ 27,834, in accordance with the terms and conditions set forth in the protocol and justification dated November 29, 2010. There were no changes in the value of the Company’s apital since the Company is the only shareholder of Cinal.

(iii)             On May 25, 2011, the Company entered into a private instrument for the purchase and sale of quotas by means of which all the quotas of the subsidiary ISATEC – Pesquisa, Desenvolvimento e Análises Ltda. (“ISATEC”) were sold for R$ 1,100.

(iv)             On July 7, 2011 the company Braskem America Finance Company (“Braskem America Finance”), a wholly-owned subsidiary of Braskem America, was incorporated for the purposes of raising funds in the international financial market.

(v)               On July 29, 2011, Braskem increased the capital of many subsidiaries. The breakdown of the increases that were fully subscribed and paid up by Braskem is presented below:

Braskem S.A. and Its Subsidiaries

Notes to the Consolidation Financial Statements

December 31, 2012, 2011 and 2010

All amounts in thousands of Brazilian reais unless otherwise stated

	Capital	Number of
	Increase	share / quotas issued

Braskem Participações S.A. (“Braskem Participações”)	53	without the issue of new shares
Ideom Tecnologia Ltda. (“Ideom”)	23,701	23,700,974
Politeno Empreendimentos Ltda. (“Politeno Empreendimentos”)	35	18
IQ Soluções & Química S.A.(“Quantiq”)	61,100	without the issue of new shares
Rio Polímeros S.A. (“Riopol”)	14,108	without the issue of new shares
	98,997

(vi)             On August 25, 2011, Braskem Europe GmbH (“Braskem Alemanha”), a wholly-owned subsidiary of Braskem Netherlands B.V. (“Braskem Holanda”), was incorporated for the purpose of producing, trading, distributing, importing and exporting, research and development of chemical and petrochemical products, among other things. The assets acquired in the business combination of The Dow Chemical (“Dow Chemical”) in Germany were recorded in this subsidiary in October 2011 (Note 5).

(vii)           On September 27, 2011, Braskem increased the capital of its subsidiary Braskem Holanda by R$ 415,168 (US$ 230 million) through the issue of 84,465,660 shares. A portion of this amount was used in the incorporation of Braskem Alemanha.

(viii)         On January 27, 2012, the controlling shareholder of Braskem, BRK was proportionally spun-off. In the spin–off, a part of the shares issued by Braskem that were held by BRK was delivered to Petróleo Brasileiro S.A. – Petrobras (“Petrobras”). With the spin-off, BRK became a wholly-owned subsidiary of Odebrecht Serviços e Participações (“OSP”) and maintained ownership of shares corresponding to 50.11% and 28.23% of the voting and total capital of Braskem, respectively. On the same date, the merger of Petrobras Química S.A. – Petroquisa (“Petroquisa”) into Petrobras was approved and Petrobras became the holder of 47.03% and 35.95% of the voting and total capital of Braskem, respectively.

(ix)             On February 27, 2012, the company Braskem International GmbH (“Braskem Áustria”) was incorporated with the purpose of holding equity interests in other companies, and conducting financial and commercial operations. The capital stock was fully paid up by Braskem S.A., a sole partner, in the amount of R$81 (EUR 35 thousand) (Note 16(b)).

(x)               On February 28, 2012, the Extraordinary Shareholders’ Meeting of the Braskem S.A. approved the merger of the subsidiary Ideom Tecnologia Ltda., based on its net book value as of December 31, 2011, in the amount of R$20,762, pursuant to the terms and conditions set forth in the protocol and justification dated February 6, 2012.

(xi)             On April 30, 2012, the capital stock of the subsidiaries Braskem Petroquímica S.A. (“Braskem Petroquímica”) and Riopol was increased in the amounts of R$649,639 and R$738,799, respectively (Note 16(b)), without the issue of new shares, as approved at the respective shareholders’ meetings. The increases occurred through utilization of the balances recorded under advance for future capital increase.

(xii)           On June 27, 2012, Braskem Áustria incorporated Braskem Petroquímica Ibérica, S.L. (“Braskem Espanha”), which has capital of R$8 (EUR 3 thousand). The purpose of this subsidiary is to hold equity interests in other companies.

(xiii)         On June 30, 2012, BRK was merged into its parent company OSP, which changed its interest to 50.11% and 38.11% of the voting and total capital of Braskem S.A., respectively.

Braskem S.A. and Its Subsidiaries

Notes to the Consolidation Financial Statements

December 31, 2012, 2011 and 2010

All amounts in thousands of Brazilian reais unless otherwise stated

(xiv)         On August 27, 2012, Braskem Áustria incorporated Braskem Áustria Finance GmbH (“Braskem Áustria Finance”), which has paid up capital of R$47 (EUR 18 thousand). The subsidiary’s purpose is to raise funds in international financial markets.

(xv)           On September 3, 2012, a capital increase at the subsidiary Braskem Distribuidora Ltda. was approved, with the transfer of the facilities comprising the Water Treatment Unit (UTA) of the Basic Petrochemicals Unit at the Camaçari Petochemical Complex (Bahia), in the amount of R$75,024, which corresponds to the residual book value, along with the change in the type of company to a corporation.

(xvi)         On November 5, 2012, in the Extraordinary Shareholders Meeting, approval was given for the increase in the capital stock of the subsidiary Braskem Idesa, in the amount of R$41,573 (Mex$266.666 thousand), through the issue of 86,052 Class “A” shares, which was fully paid in by Braskem S.A.. Subsequently, part of the capital was returned to the non-controlling shareholder, which resulted in an increase in the interest held by Braskem S.A. in the capital stock of Braskem Idesa, from 65% to 75%.

(xvii)       On November 9, 2012, the Extraordinary Shareholders Meeting approved the change in the company name of Braskem Distribuidora S.A. to Distribuidora de Águas Camaçari S.A. (“Braskem Distribuidora”).

(xviii)     On December 11, 2012, through a series of corporate decisions, the subsidiary Braskem America became a wholly owned subsidiary of Braskem Alemanha.

(xix)         On December 17, 2012, the Extraordinary Shareholders Meeting approved the change in the type of company of Braskem Petroquímica S.A. to a limited liability company, with the new corporate name Braskem Petroquímica Ltda. (“Braskem Petroquímica”).

(xx)           On December 28, 2012, Braskem S.A. and Braskem Participações entered into a private instrument for the purchase and sale of quotas, through which it sold all quotas in the subsidiary Distribuidora de Água Camaçari S.A., the current name of Braskem Distribuidora S.A. (Note 6).

(xxi)         On December 28, 2012, the Braskem entered into a private instrument for the purchase and sale of shares through which it sold its interest in the subsidiary Cetrel S.A. (Note 6).

(xxii)       Braskem and Petroquimica de Venezuela S.A. (“Pequiven”) decided to concentrate their estimated investments in Venezuela in the jointly-controlled company Polipropileno Del Sur (“Propilsur”). As a result of this decision, the shareholders meeting decided to withdraw the interest held by Braskem in the jointly-controlled company Polietilenos de America (“Polimerica”), whose corporate documents are currently in the process of being registered with the applicable body in Venezuela. As a result, the Management of Braskem decided to write off the investment in Polimerica already in 2012.

Braskem S.A. and Its Subsidiaries

Notes to the Consolidation Financial Statements

December 31, 2012, 2011 and 2010

All amounts in thousands of Brazilian reais unless otherwise stated

(c)               Effect of foreign exchange variation

The Company has balances and transactions in U.S. dollar, as well as financial investments, trade accounts receivable, trade payables, borrowings and sales. The balances of assets and liabilities are translated based on the exchange rate at the end of each period, while transactions are based on the effective exchange rate on the date each operation occurs. These rates are informed by the Central Bank of Brazil.

The following table shows the U.S. dollar average and end-of-period exchange rates for the fiscal years in this report:

U.S. dollar, end of period
December 2012	R$ 2.0435
December 2011	R$ 1.8758
Appreciation of the U.S. dollar in relation to the Brazilian real	8.94%

Average U.S. dollar rate
Nine-month period ended December 31, 2012	R$ 1.9550
Nine-month period ended December 31, 2011	R$ 1.6746
Appreciation of the U.S. dollar in relation to the Brazilian real	16.74%

Braskem S.A. and Its Subsidiaries

Notes to the Consolidation Financial Statements

December 31, 2012, 2011 and 2010

All amounts in thousands of Brazilian reais unless otherwise stated

2                    Summary of significant accounting policies

The principal accounting policies applied in the preparation of these financial statements are described below. These policies have been consistently applied to the years presented, with the exception of the adoption of the equity method used for the recognition of investments in jointly-controlled companies in place of the proportional consolidation method (Note 2.11).

2.1              Basis of preparation and presentation of the financial statements

The financial statements have been prepared under the historical cost convention and were adjusted, when necessary, to reflect the fair value of assets and liabilities.

The preparation of financial statements requires the use of certain critical accounting estimates. It also requires management to exercise its judgment in the process of applying the Company’s accounting policies. The areas involving a higher degree of judgment or complexity, or areas where assumptions and estimates are significant to the consolidated financial statements, are disclosed in (Note 3).

The 2011 financial information, presented for comparison purposes, was altered to reflect: (i) the final valuation of the business combination of Dow (Note 5); whose impact on equity, recorded in the item “profit (losses) accumulated”, amounted to R$28.692; and (ii) the impacts of the discontinued operations (Note 6).

The issue of these financial statements was authorized by the Company’s Board of Directors on February 6, 2013.

2.1.1        Consolidation

The consolidated financial statements were prepared and presented in accordance with the International Financial Reporting Standards (“IFRS”) issued by the International Accounting Standards Board (“IASB”).

The consolidation process provided for in pronouncement IAS 27 corresponds to the sum of balance sheet accounts and profit and loss, in addition to the following eliminations:

a)      the investments of the Company in the equity of subsidiaries;

b)      balance sheet accounts between companies;

c)      income and expenses arising from commercial and financial operations carried out between companies; and

d)      the portions of profit (loss) for the year and assets that correspond to unrealized gains and unrealized losses with third parties on transactions between companies.

Braskem S.A. and Its Subsidiaries

Notes to the Consolidation Financial Statements

December 31, 2012, 2011 and 2010

All amounts in thousands of Brazilian reais unless otherwise stated

(a)               Basis of consolidation

The consolidated financial statements comprise the financial statements of Braskem S.A. and the following subsidiaries:

		Total interest - %
		Headquarters
		(Country)	2012	2011	2010
Direct and indirect subsidiaries
Braskem America, Inc. (“Braskem America”)		USA	100.00	100.00	100.00
Braskem America Finance Company ("Braskem America Finance")		USA	100.00	100.00
Braskem Argentina S.A. (“Braskem Argentina”)		Argentina	100.00	100.00	100.00
Braskem Austria Finance GmbH ("Braskem Austria Finance")	(i)	Austria	100.00
Braskem Chile Ltda. (“Braskem Chile”)		Chile	100.00	100.00	100.00
Braskem Europe GmbH ("Braskem Alemanha")		Germany	100.00	100.00
Braskem Finance Limited (“Braskem Finance”)		Cayman Islands	100.00	100.00	100.00
Braskem Idesa S.A.P.I (“Braskem Idesa")	(ii)	Mexico	75.00	65.00	65.00
Braskem Idesa Servicios S.A. de CV ("Braskem Idesa Serviços")		Mexico	75.00	65.00
Braskem Importação e Exportação Ltda. (“Braskem Importação”)		Brazil	100.00	100.00	100.00
Braskem Incorporated Limited (“Braskem Inc”)		Cayman Islands	100.00	100.00	100.00
Braskem International GmbH ("Braskem Austria")	(iii)	Austria	100.00
Braskem Netherlands B.V (“Braskem Holanda”)		Netherlands	100.00	100.00	100.00
Braskem México, S de RL de CV (“Braskem México”)		Mexico	100.00	100.00	100.00
Braskem Participações S.A. (“Braskem Participações”)		Brazil	100.00	100.00	100.00
Braskem Petroquímica Ltda. (“Braskem Petroquímica”)		Brazil	100.00	100.00	100.00
Braskem Petroquímica Chile Ltda. (“Petroquímica Chile”)		Chile	100.00	100.00	100.00
Braskem Petroquímica Ibérica, S.L. ("Braskem Espanha")	(iv)	Spain	100.00
Braskem Qpar S.A. (“Braskem Qpar”)		Brazil	100.00	100.00	100.00
Cetrel S.A. ("Cetrel")	(v)	Brazil		54.09	53.72
Commom Industries Ltd. (“Commom”)		British Virgin Islands	100.00	100.00	100.00
Distribuidora de Água Camaçari S.A (“Braskem Distribuidora”)	(v)	Brazil		100.00	100.00
Ideom Tecnologia Ltda. (“Ideom”)	(vi)	Brazil		100.00	100.00
IQ Soluções & Química S.A.(“Quantiq”)	(vii)	Brazil		100.00	100.00
IQAG Armazéns Gerais Ltda. (“IQAG”)	(vii)	Brazil		100.00	100.00
Lantana Trading Co. Inc. (“Lantana”)		Bahamas	100.00	100.00	100.00
Norfolk Trading S.A. (“Norfolk”)		Uruguay	100.00	100.00	100.00
Politeno Empreendimentos Ltda. (“Politeno Empreendimentos”)		Brazil	100.00	100.00	100.00
Rio Polímeros S.A. (“Riopol”)		Brazil	100.00	100.00	100.00

Specific Purpose Entity ("SPE")
Fundo de Investimento Multimercado Crédito Privado Sol (“FIM Sol”)		Brazil	100.00	100.00	100.00

Jointly-controlled subsidiaries
Refinaria de Petróleo Riograndense S.A. (“RPR”)	(viii)	Brazil		33.20	33.20
Polietilenos de America S.A.(“Polimerica”)	(ix)	Venezuela		49.00	49.00
Polipropileno Del Sur S.A.(“Propilsur”)	(viii)	Venezuela		49.00	49.00

(i)         Company incorporated in August 2012 (Note 1(b.4)(xiv)).
(ii)       The Company increased its interest in this investment in November 2012 (Note 1(b.4)(xvi)).
(iii)      Company incorporated in February 2012 (Note 1(b.4)(ix)).
(iv)      Company incorporated in June 2012 (Note 1(b.4)(xii)).
(v)       Divestments in December 2012 (Note 1(b.4)(xxi) and (xx)).
(vi)      Companies in advance stage of sale (Note 6).
(vii)    Company merged in February 2012 (Note 1(b.4)(x)).
(viii)   The Company decided to withdraw its interest in this investment in November 2012 (Note 1(b.4)(xxii)).

Braskem S.A. and Its Subsidiaries

Notes to the Consolidation Financial Statements

December 31, 2012, 2011 and 2010

All amounts in thousands of Brazilian reais unless otherwise stated

(b)               Operations of the subsidiaries

•      Braskem America –  whose corporate purpose is to produce and market PP

•      Braskem Argentina; Petroquímica Chile; Braskem Holanda – subsidiaries responsible for the sale of products manufactured by Braskem in the international market.

•      Braskem Áustria – main purpose of holding interests in the capital of other companies and conducting financial and comercial operations.

•      Braskem Alemanha – whose corporate purpose is to produce and market PP

•      Braskem Espanha – main purpose of holding interests in the capital of other companies.

•      Braskem Finance, Braskem America Finance and Braskem Áustria – were incorporated for the purpose of centralizing the raising of funds abroad.

•      Braskem Idesa – is responsible for the construction of an industrial complex for the production of one million metric tons of ethane a year. The project was called Ethylene XXI and the units are expected to be operational in the first half of 2015.

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

•      Braskem Petroquímica and Braskem Qpar – they produce basic petrochemicals such as ethane and propane. In the thermoplastic resins segment, they produce PE and PP.

•      Politeno Empreendimentos – its purpose is the participation in industrial projects and ventures, asset management, sales of petrochemical products and the investment in the equity of other companies;

•      Riopol – its purpose is the production and sale of thermoplastic resins and other petrochemical products.

Braskem S.A. and Its Subsidiaries

Notes to the Consolidation Financial Statements

December 31, 2012, 2011 and 2010

All amounts in thousands of Brazilian reais unless otherwise stated

(c)               Non-controlling interest in the equity and results of operations of the Company’s subsidiaries

	Equity		Profit (loss) for the year
	2012	2011	2012	2011	2010

Braskem Idesa	87,813	93,578	(7,162)	(4,695)	(5,824)
Cetrel		121,744		12,998
Total	87,813	215,322	(7,162)	8,303	(5,824)

2.2              Operating segment reporting

This information is prepared and presented consistently with the internal report provided to the Chief Executive Officer, who is the main operating decision-maker and responsible for allocating resources and assessing performance of the operating segments (Note 36).

The determination of results per segment takes into consideration transfers of goods and provision of services between segments that are considered arm’s length sales and stated based on market prices.

2.3              Foreign currency translation

(a)               Functional and presentation currency

The functional and presentation currency of the Company is the real, determined in accordance with IAS 21.

(b)               Brazilian real functional currency

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

Braskem S.A. and Its Subsidiaries

Notes to the Consolidation Financial Statements

December 31, 2012, 2011 and 2010

All amounts in thousands of Brazilian reais unless otherwise stated

(c)               Functional currency other than the Brazilian real

Some subsidiaries and a jointly-controlled subsidiary have a different functional currency from that of the Braskem S.A., namely:

(i)                 Propilsur, headquartered in Venezuela, adopts as functional currency the U.S. dollar, since it is in the construction stage and the main supplies of equipment and services for the installation of the project are based on this currency;

(ii)               Braskem Idesa, Braskem Idesa Serviços and Braskem México, headquartered in Mexico, have as functional currency the Mexican peso, since they are in the construction stage and the main supplies of equipment and services are based on this currency, and because it has a management structure that is independent of the operations of Braskem S.A.

(iii)             Braskem América and Braskem América Finance, headquartered in the United States, maintain a management structure that is independent from the operations of Braskem S.A. and that comprises own labor, outsourcing services, acquisition of raw materials and production and sale of resins. Prices, personnel expenses and other production costs are mostly determined in U.S. dollar, which is, therefore, its functional currency.

(i)                 Braskem Alemanha, headquarted in Germany, maintains a management structure that is independent from the operations of Braskem S.A. and that comprises own labor, outsourcing services, acquisition of raw materials and production and sale of resins. Prices, personnel expenses and other production costs are mostly determined in euro, which is, therefore, its functional currency; and

(ii)               Braskem Áustria maintains a management and administrative structure that is independent from the operations of Braskem S.A. and has its own workforce, contracts third-party services and is involved in the buying and trading of naphtha. In addition to these operations, it also functions as a holding company, with certain subsidiaries abroad under its control. The euro was defined as the functional currency, since this currency is used in its main operations and is the local currency of that country.

The financial statements of these companies are translated into reais based on the following rules:

•         assets and liabilities for each balance sheet presented are translated at the closing rate at the date of that balance sheet;

•         equity is converted at the historical rate, that is, the foreign exchange rate prevailing on the date of each transaction; and

•         income and expenses for each statement of operations are translated at the rate prevailing on the dates of the transactions.

All resulting exchange differences are recognized as a separate component of equity in the account “other comprehensive income”. When a foreign investment is partially or fully written off for any reason, the respective exchange differences recorded in equity are recognized in the statement of operations as part of the gain or loss on the transaction.

Braskem S.A. and Its Subsidiaries

Notes to the Consolidation Financial Statements

December 31, 2012, 2011 and 2010

All amounts in thousands of Brazilian reais unless otherwise stated

2.4              Cash and cash equivalents

Cash and cash equivalents include cash in hand, deposits held at call with banks and highly liquid investments with maturities of three months or less. They are convertible into a known amount and subject to an immaterial risk of change in value (Note 7).

2.5              Financial assets

2.5.1        Classification

Financial assets are classified upon initial recognition in the categories listed below. This classification depends on the purpose for which they were acquired.

(a)               Held-for-trading financial assets – these are measured at fair value and they are held to be actively and frequently traded in the short term. The assets in this category are classified as current assets.

Derivatives are also categorized as held for trading unless they are designated for hedge accounting (Note 2.6).

(b)               Loans and receivables - these are non-derivative financial assets with fixed or determinable payments that are not quoted in an active market. They are classified as current assets, except for those falling due more than 12 months after the balance sheet date, classified as non-current assets. The Company’s loans and receivables comprise loans to related parties and accounts with associates (Note 11), trade accounts receivable (Note 9), other accounts receivable (Note 15), cash and cash equivalents (Note 7) and financial investments (Note 8).

(c)                Held-to-maturity financial assets - these are financial assets acquired with the intention and financial capacity for their maintenance in the portfolio up to maturity.  The Company’s held-to-maturity financial assets comprise mainly quotas of investment funds in credit rights.

2.5.2        Recognition and measurement

Purchases and sales of financial assets are recognized on the trade date, usually when the Company commits to purchase or sell the asset.

Held-for-trading financial assets are carried at fair value on an ongoing basis.

Gains or losses arising from changes in the fair value of these financial assets are presented in “financial results” in the period in which they arise.

Loans and receivables are carried at amortized cost using the effective interest method. These assets are stated at cost of acquisition, plus earnings accrued, against profit or loss for the year.

Financial assets are derecognized when the corresponding rights to receive cash flows have been received or transferred and the Company has transferred substantially all risks and rewards of ownership of the related assets.

Eventual expenses with the acquisition or sale of held-for-trading financial assets are expensed in the statement of operations. For the other financial assets, these expenses, when significant, are added to their respective fair value.

Braskem S.A. and Its Subsidiaries

Notes to the Consolidation Financial Statements

December 31, 2012, 2011 and 2010

All amounts in thousands of Brazilian reais unless otherwise stated

Dividends declared by associates assessed at cost are recognized in the statement of operations as part of the account “results from equity investments”.

2.5.3          Offsetting financial instruments

Financial assets and liabilities are offset and the net amount is reported in the balance sheet when there is a legal right to do to so and there is an intention to settle them on a net basis, or realize the asset and settle the liability simultaneously.

2.5.4        Impairment of financial assets

The Company permanently assesses the existence of objective evidence that a financial asset, classified as loans and receivables or held-to-maturity is impaired. The criteria the Company uses to determine that there is objective evidence of an impairment loss include:

(i)      significant financial difficulty of the issuer or debtor;

(ii)    a breach of contract by the issuer or debtor, such as a default or delinquency in interest or principal payments;

(iii)  it becomes probable that the borrower will enter bankruptcy or other financial reorganization; or

(iv)  the disappearance of an active market for that financial asset because of financial difficulties.

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

The methodology adopted by the Company for recognizing the provision for impairment is based on the history of losses and considers the sum of (i) 100% of the amount of receivables past due for over 180 days; (ii) 50% of the amount of receivables past due for over 90 days; (iii) 100% of the amount of receivables under judicial collection (iv) all the receivables from the first renegotiation maturing within more than 24 months and (v) 100% of the receivables arising from a second renegotiation with customers. Receivables from related parties are not considered in this calculation.

Braskem S.A. and Its Subsidiaries

Notes to the Consolidation Financial Statements

December 31, 2012, 2011 and 2010

All amounts in thousands of Brazilian reais unless otherwise stated

2.6              Derivative financial instruments and hedging activities

Derivatives are recognized at fair value on an ongoing basis. The recognition of the gain or loss in profit or loss depends on whether the derivative is designated as a hedging instrument.

(a)               Designated as hedge accounting

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

The effective portion of the changes in the fair value of hedge derivatives is recognized in “other comprehensive income”. These amounts are transferred to profit or loss for the periods in which the hedged item affects profit or loss. The ineffective portion is recognized immediately in the statement of operations as “financial result”.

When the hedge instrument matures or is sold or when it no longer meets the criteria for hedge accounting, it is prospectively discontinued and any cumulative gain or loss in equity remains in equity and is recognized in profit or loss when the hedged item or transaction affects profit or loss. If the hedged item or transaction is settled in advance or discontinued, the cumulative gain or loss in equity is immediately transferred to profit or loss for the year.

The cash flow hedge transactions carried out by the Company are described in Note 20.

(b)               Derivatives at fair value through profit or loss

Derivatives not designated as hedge instruments are classified as current assets or liabilities. Changes in the fair value of these derivative instruments are recognized immediately in the statement of operations under “financial results”, regardless of the instrument contracted.

2.7              Trade accounts receivable

Trade accounts receivable are recognized at the amount billed net of the provision for impairment. The Company’s billing period is generally 30 days, therefore, the amount of the trade accounts receivable corresponds to their fair value on the date of the sale (Note 9).

2.8              Inventories

Inventories are stated at the lower between the average acquisition or production cost or at the estimated retail price, net of taxes. The Company determines the cost of its production using the absorption method, and uses the weighted average cost to determine the value of its inventories. Imports in transit are stated at the cost accumulated in each import (Note 10).

Braskem S.A. and Its Subsidiaries

Notes to the Consolidation Financial Statements

December 31, 2012, 2011 and 2010

All amounts in thousands of Brazilian reais unless otherwise stated

2.9               Non-current assets held for sale

(a)               Held-for-sale assets

Non-current assets are classified as held-for-sale when (i) their book value is not impaired by the sale; and (ii) when this sale is practically certain. These assets are assessed at the lowest value between book value and fair value less selling costs.

These assets are presented in a specific item on the balance sheet. For investments in subsidiaries, their assets and liabilities, after eliminating the balances held at such companies, these are also presented in the same item on the consolidated balance sheet.

Property, plant and equipment and intangible assets are no longer depreciated and/or amortized and the ownership interest in associated companies, subsidiaries and jointly-controlled companies classified as held-for-sale are no longer evaluated using the equity method.

(b)               Discontinued operations

The Company classifies as discontinued the operations related to cash generating units or reportable operating segment that have been divested or are undergoing divestment and are classified as held-for-sale.

Profit or loss from discontinued operations is presented in a single item on the statement of operations for the fiscal year. In addition, detailed information is also reported, as follows:

(i) revenue, cost of sales, general and administrative expenses and profit or loss before income tax and social contribution;

(ii) income tax and social contribution;

(iii) gains and losses recognized upon measurement at sales value less selling expenses or upon sale of the available-for-sale assets that comprise the discontinued operation; and

(iv) income tax and social contribution related to item (iii) above.

Profit or loss from discontinued operations is recognized after eliminating the revenues and expenses arising from any commercial and financial operations carried out among the companies.

Braskem S.A. and Its Subsidiaries

Notes to the Consolidation Financial Statements

December 31, 2012, 2011 and 2010

All amounts in thousands of Brazilian reais unless otherwise stated

2.10          Investments in associates and other investments

Associates are all entities over which the Company has the power to participate in the financial and operating decisions without having control (significant influence). Investments in associates are initially accounted for at cost and subsequently using the equity method and they may include possible goodwill identified on acquisition, net of any accumulated impairment loss.

Unrealized gains on transactions between the Company and its associates are eliminated to the extent of the Company’s interest in these investments.

Gains and losses arising from the dilution of or increase in investments in associates are recognized in the statement of operations.

Other investments are stated at acquisition cost, less provision for adjustments to market value, when applicable.

2.11          Investments in jointly-controlled subsidiaries

Jointly-controlled subsidiaries are all entities over which the Company shares, under an agreement, control with one or more parties. Investments in jointly-controlled subsidiaries are initially accounted for at cost and subsequently using the equity method.

The unrealized gains in operations between the Company and its jointly-controlled companies are eliminated proportionately to its interest in these investments.

2.12          Property, plant and equipment

Property, plant and equipment is stated at cost net of accumulated depreciation and provision for impairment, when applicable. The cost includes:

(a)      the acquisition price and the financial charges incurred in borrowings during the phase of construction (Note 17), and all other costs directly related with making the asset usable; and

(b)     the fair value of assets acquired through business combinations.

The assets intended for maintaining the Company’s activities arising from financial lease operations are recorded initially at the lower of fair value or the present value of the minimum payment of the contract, and are depreciated on a straight-line basis over the term of the contract.

The financial charges are capitalized on the balance of the projects in progress using (i) an average funding rate of all borrowings; and (ii) the portion of the foreign exchange variation that corresponds to a possible difference between the average rate of financing in the internal market and the rate mentioned in item (i) above.

The machinery, equipment and installations of the Company require inspections, replacement of components and maintenance in regular intervals. The Company makes shutdowns in regular intervals that vary from two to six years to perform these activities. These shutdowns can involve the plant as a whole, a part of it, or even relevant pieces of equipment, such as industrial boilers, turbines and tanks.

Shutdowns that take place every six years, for example, are usually made for the maintenance of industrial plants as a whole. Costs of materials and outsourced services that are directly attributable to these shutdowns are capitalized when (i) it is probable that future economic benefits associated with these costs will flow to the Company; and (ii) these costs can be measured reliably. Expenses with each scheduled shutdown are included in property, plant and equipment items that were the subject matter of the stoppage and are fully depreciated until the beginning of the following related stoppage.

Braskem S.A. and Its Subsidiaries

Notes to the Consolidation Financial Statements

December 31, 2012, 2011 and 2010

All amounts in thousands of Brazilian reais unless otherwise stated

The expenditures with personnel, the consumption of small materials, maintenance and the related services from third parties are recorded, when incurred, as production costs.

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

2.13          Intangible assets

The group of accounts that comprise the intangible assets is the following:

(a)               Goodwill based on future profitability

The existing goodwill was determined in accordance with the criteria established by the accounting practices adopted in Brazil before the adoption of IFRS and represent the excess of the amount paid over the amount of equity of the entities acquired. Upon adoption of IFRS, the Company applied the exemption related to business combinations prior to January 1, 2009 and did not remeasure these amounts. This goodwill has not been amortized since that date and it is tested annually for eventual impairment.

Goodwill is accounted for at cost, net of accumulated impairment losses, when applicable. Impairment losses are not reversed.

(b)               Trademarks and patents

The technologies acquired from third parties, including those acquired through business combination, are recorded at the cost of acquisition and/or fair value and other directly attributed costs, net of accumulated amortization and provision for impairment, when applicable. Technologies that have defined useful lives and are amortized using the straight-line method based on the term of the purchase agreement (between 15 and 20 years)

Expenditures with research and development are accounted for in profit or loss as they are incurred.

(c)               Contractual customer and supplier relationships

Contractual customer and supplier relationships arising from a business combination were recognized at fair value at the respective acquisition dates. These contractual customer and supplier relationships have a finite useful life and are amortized using the straight-line method over the term of the respective purchase or sale agreement (between 11 and 19 years).

Braskem S.A. and Its Subsidiaries

Notes to the Consolidation Financial Statements

December 31, 2012, 2011 and 2010

All amounts in thousands of Brazilian reais unless otherwise stated

(d)               Software

Software is recorded at cost net of accumulated amortization and provision for impairment, when applicable. Cost includes the acquisition price and/or internal development costs and all other costs directly related with making the software usable. All software booked has defined useful life estimated between 3 and 10 years and is amortized using the straight-line method. Costs associated with maintaining computer software programs are recognized in profit or loss as incurred.

2.14          Impairment of non-financial assets

Assets that have indefinite useful lives, for example goodwill based on future profitability, are not subject to amortization and are tested annually for impairment. This goodwill is allocated to the Cash Generating Units (“CGU”) or operating segments for the purposes of impairment testing.

Assets that that have defined useful lives are reviewed for impairment whenever events or circumstances indicate that the carrying amount may not be recoverable.

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

Non-financial assets other than goodwill that were adjusted due to impairment are subsequently reviewed for possible reversal of the impairment at least at the balance sheet date.

2.15          Trade payables

Trade payables are obligations arising from the acquisition of goods or services in the ordinary course of business and they are recorded at the amount billed. When applicable, they are recorded at present value based on interest rates that reflect the term, currency and risk of each transaction. The Company calculates the adjustment to present value for operations that have material impact on its financial statements.

2.16          Borrowings

Borrowings are recognized initially at fair value and net of the transaction costs incurred in structuring the transaction, when applicable. Subsequently, borrowings are presented with the charges and interest in proportion to the period incurred.

Braskem S.A. and Its Subsidiaries

Notes to the Consolidation Financial Statements

December 31, 2012, 2011 and 2010

All amounts in thousands of Brazilian reais unless otherwise stated

2.17          Provisions

Provisions are recognized in the balance sheet when (i) the Company has a present legal, contractual or constructive obligation as a result of past events, (ii) it is probable that an outflow of financial resources will be required to settle the obligation and (iii) the amount can be reliably estimated.

The provisions for tax, labor and other contingencies are recognized based on Management’s expectation of probable loss in the respective proceedings and supported by the opinion of the Company’s external legal advisors (Note 23).

The contingencies assumed in a business combination for which an unfavorable outcome is considered possible are recognized at their fair value on the acquisition date. Subsequently, and until the liability is settled, these contingent liabilities are measured at the higher of the amount recorded in the business combination and the amount that would be recognized under IAS 37.

Provisions are measured at the present value of the expenditures required to settle the obligation using a rate before tax effects that reflects current market assessments. The increase in the provision due to passage of time is recognized in “financial results”.

2.18          Current and deferred income tax and social contribution

The income tax (“IR”) and social contribution (“CSL”) recorded in the year are determined on the current and deferred tax basis. These taxes are calculated on the basis of the tax laws enacted at the balance sheet date in the countries where the Company operates and are recognized in the statement of operations, except to the extent they relate to items recorded in equity.

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

Deferred income tax and social contribution assets and liabilities are presented net in the balance sheet when there is a legally enforceable right to offset them upon the calculation of current taxes. Accordingly, deferred tax assets and liabilities in different companies or countries are generally presented separately, and not on a net basis.

Management periodically evaluates positions taken by the Company in income tax returns with respect to situations in which applicable tax regulation is subject to interpretation.

Braskem S.A. and Its Subsidiaries

Notes to the Consolidation Financial Statements

December 31, 2012, 2011 and 2010

All amounts in thousands of Brazilian reais unless otherwise stated

2.19          Post-employment benefits

The Company sponsors a defined contribution plan and defined benefit plans.

(i)        Defined contribution plan

For the defined contribution plan, the Company pays contributions to private pension plan on contractual or voluntary bases. As soon as the contributions are paid, the Company does not have any further obligations related to additional payments.

(ii)       Defined benefit plan

The defined benefit plans are financed by the payment of contributions to pension funds and the use of actuarial assumptions is necessary to measure the liability and the expenses of the plans, as well as the existence of actuarial gains and losses.

The liability recognized in respect of these plans is the present value of the defined benefit obligation at the balance sheet date, less the fair value of plan assets, adjusted by actuarial gains or losses and past-service costs.

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

(ii)               Contingent liabilities – are not recognized, except when management considers, supported by the opinion of its external legal advisors, that the chances of an unfavorable outcome is probable. For unrecognized contingencias, the Company discloses the main proceedings for which an unfavorable outcome is assessd as possible in (Note 28).

(iii)             Judicial deposits – are maintained in non-current assets without the deduction of the related provisions for contingencies or legal liabilities, unless such deposit can be legally offset against liabilities and the Company intends to offset such amounts.

Braskem S.A. and Its Subsidiaries

Notes to the Consolidation Financial Statements

December 31, 2012, 2011 and 2010

All amounts in thousands of Brazilian reais unless otherwise stated

2.21          Distribution of dividends

The distribution of dividends to shareholders of the company is recognized based on Brazilian corporate law and on the bylaws of the Company.

Upon closing the balance sheet, the amount corresponding to the minimum mandatory dividend (Note 29(b)) is registered in current liabilities under “dividends and interest on capital payable” since it is considered a legal obligation provided for in the bylaws of the Company. The portion of dividends that exceeds the minimum mandatory amount is represented in “proposed additional dividend”, in the profit reserve group under shareholders' equity. Once approved by the shareholders’ meeting, this portion is transferred to current liabilities.

2.22          Leases

Leases in which a significant portion of the risks and rewards of ownership of the assets is retained by the lessor are classified as operating leases. Payments made under these leases are charged to the statement of operations on a straight-line basis over the period of the lease.

The contracts in which the Company holds substantially all risks and rewards of ownership of the assets, are classified as finance leases and recognized under liabilities in “other payables” as a contra-entry to property, plant and equipment.

2.23          Recognition of sales revenue

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

Most of Braskem’s sales are made to industrial customers and, in a lower volume, to resellers.

The moment at which the legal right, as well as the risks and rewards, are substantially transferred to the customer and determined as follows:

for contracts in which the Company is responsible for freight and insurance, the legal right, as well as the risks and rewards, are transferred to the customer after the good is delivered at the contractually agreed destination;

(ii)          for contracts in which the freight and insurance are the responsibility of the customer, the risks and rewards are transferred at the moment the goods are delivered at the client’s shipping company; and

(iii)        for contracts in which the delivery of the goods involves the use of pipelines, particularly basic petrochemicals, the risks and rewards are transferred immediately after the Company’s official measures, which is the point of delivery of the goods and transfer of their ownership

The cost of freight services related to sales, transfers to storage facilities and product transfers are included in cost of sales.

Braskem S.A. and Its Subsidiaries

Notes to the Consolidation Financial Statements

December 31, 2012, 2011 and 2010

All amounts in thousands of Brazilian reais unless otherwise stated

2.24          Rules, changes and interpretations of standards that will be in force in 2013

Rules, changes and interpretations of standards that will be in force in 2013 and have not been adopted early by the Company:

(a)               IAS 19 “Employee benefits” was amended in June 2011 and its main impacts of the changes follow:

(i)            elimination of the possibility of using the “corridor method” (permission for actuarial gains and losses up to the limit of 10% of the present value of the defined benefit obligation or 10% of the fair value of the plan’s assets, the greater of the two values, to be recognized as profit or loss for the remaining average working life of participants in the plan);

(ii)          recognition of actuarial gains and losses under “other comprehensive income”, as they occur. These amounts will not be carried to the profit or loss of the fiscal year, remaining under equity in Other Comprehensive Income.

(iii)        immediate recognition of the costs of past services in the profit or loss; and

(iv)        substitution of the participation cost and expected return on the plan’s assets for a net participation amount calculated by applying the discount rate to the assets (liabilities) of the net defined benefit.

This rule will not cause material impacts for Braskem, since the withdrawal of sponsorship by the Company for the two largest defined benefit plans was approved in 2012. For the remaining plans, the unrecognized balance of actuarial loss, at December 31, 2012, was R$19,218.

The rule applies to fiscal years beginning as of January 1, 2013.

(b)               IFRS 10 “Consolidated financial statements”. The new standard is based on existing principles and identifies the concept of control as the dominant factor when determining whether an entity should be included in the consolidated financial statements of the Parent Company. The standard provides additional guidance for determining control.

The Company analyzed this standard and concluded that it will not cause any impacts on its consolidated financial statements.

The rule applies to fiscal years beginning as of January 1, 2013.

Braskem S.A. and Its Subsidiaries

Notes to the Consolidation Financial Statements

December 31, 2012, 2011 and 2010

All amounts in thousands of Brazilian reais unless otherwise stated

(c)               IFRS 11 – “Joint arrangements” was issdue in May 2011. The standard provides more realistic reflections of joint arrangements by focusing on the rights and obligations under the arrangement instead of on its legal form. There are two types of joint arrangements:

(i)            joint operation - when one of the parties has rights to the assets and obligations relating to the arrangement and, as a result, will record its share of the assets, liabilities, revenues and expenses; and

(ii)            joint venture – when one of the parties has rights to the net assets of the arrangement and will record the investment by the equity method.

The proportional consolidation method will no longer be permitted for joint control.

The adoption of this standard will have no impacts on the Company, since it already adopts the equity method for investments in jointly-controlled companies.

The rule applies to fiscal years beginning as of January 1, 2013.

(d)               IFRS 12 – “Disclosure of interest in other entities”. The standard deals with disclosure requirements for all forms of interest in other entities, including joint arrangements, associations, specific-purpose interest and other forms of interest that are not booked.

The Company analyzed the standard and concluded that there will be no impacts on its consolidated financial statements.

The rule applies to fiscal years beginning as of January 1, 2013.

(e)               IFRS 13 - “Fair value measurement” was issued in May 2011. The objective of the standard is to increase consistency and reduce the complexity of fair value measurement, providing a more precise definition and a single source of fair value measurement and its disclosure requirements under IFRS. The requirements do not expand the use of fair value booking, but rather provide instructions on how to apply it when already required or allowed under other IFRS standards.

The Company analyzed the standard and its impact will be to expand the respective Notes on the matter in the financial statements.

The rule applies to fiscal years beginning as of January 1, 2013.

Braskem S.A. and Its Subsidiaries

Notes to the Consolidation Financial Statements

December 31, 2012, 2011 and 2010

All amounts in thousands of Brazilian reais unless otherwise stated

2.25          Rules, changes and interpretations of standards that are not yet in force

Rules, changes and interpretations of standards that currently are not in force and have not been adopted early by the Company and its subsidiaries:

IFRS 9 – “Financial Instruments” outlines the requirements for the classification, measurement and recognition of financial assets and liabilities IFRS 9 was issued in November 2009 and October 2012 and substitutes the paragraphs in IAS 39 related to the classification and measurement of financial instruments. IFRS 9 required classification of financial assets into two categories: measured at fair value and measured at amortized cost.  Classification is determined when the financial asset is initially recognized. Classification depends on the business model of the entity and the characteristics of the cash flow arrangements of the financial instruments. For financial liabilities, the standard maintains most of the requirements under IAS 39. The main change is when the fair value option is adopted for financial liabilities, in which case the portion of change in fair value that is attributable to changes in the credit risk of the entity is registered in other comprehensive income and not in the statement of operations, except for cases in which this results in accounting mismatches. The standard will be applicable as of January 1, 2015.

IAS 32 – “Financial Instruments: Presentation” provides further clarification in addition to the application guidance in IAS 32 on the requirement to offset financial assets and liabilities in the balance sheet The standard will be applicable as of January 1, 2014.

IAS 1 – “Presentation of Financial Statements” – the main change was the requirement that entities group the items presented under other comprehensive income based on whether or not they are potentially reclassifiable to the subsequent profit or loss (reclassification adjustments) This change, however, does not establish which items should be presented under other comprehensive income. The standard will be applicable as of July 1, 2013.

Braskem S.A. and Its Subsidiaries

Notes to the Consolidation Financial Statements

December 31, 2012, 2011 and 2010

All amounts in thousands of Brazilian reais unless otherwise stated

3                    Application of critical accounting practices and judgments

Critical estimates and judgments

Critical estimates and judgments are those that require the most difficult, subjective or complex judgments by management, usually as a result of the need to make estimates that affect issues that are inherently uncertain. Estimates and judgments are continually reassessed and are based on historical experience and other factors, including expectations of future events that are believed to be reasonable under the circumstances. Actual results can differ from planned results due to differences in the variables, assumptions or conditions used in making estimates.

In order to provide an understanding of the way the Company forms its judgments on future events, the variables and assumptions used in estimates are presented below:

3.1              Deferred income tax and social contribution

The Company keeps a permanent record of deferred income tax and social contribution on the following bases: (i) tax losses and social contribution tax loss carryforwards; (ii) temporarily non-taxable and nondeductible income and expenses, respectively; (iii) tax credits and expenses that will be reflected in the books in subsequent periods; and (iv) asset and liability amounts arising from business combinations that will be treated as income or expenses in the future and that will not affect the calculation of income tax and social contribution.

The recognition and the amount of deferred taxes assets depend on the generation of future taxable income, which requires the use of an estimate related to the Company’s future performance. This information is in the Business Plan, which is approved by the Board of Directors at the end of the second half of every year. This plan is prepared by the Executive Board and its main variables, such as the price of the products manufactured by the Company, price of naphtha, exchange variation, interest rate, inflation rate and fluctuations in the supply and demand of inputs and finished products are obtained from specialized external consultants.  The Company annually reviews the projection of taxable income. If this projection shows that the taxable income will not be sufficient to absorb the deferred tax, the corresponding portion of the asset that cannot be recovered is written-off.

3.2              Pension plans – defined benefit

The Company recognizes the obligation of the employee defined benefit plans and related costs, by adopting the following practices:

(i)            the plan cost is determined by actuaries using the projected unit credit method and the best estimates of the plan’s manager and the Company of the expected performance of the plan’s investments, salary growth, retirement age of employees and discount rates; and

(ii)          the plan assets are stated at fair value.

The discount rate used to determine the present value of future benefit obligations is a combination of the estimate for the market interest rate and annual inflation.

Additionally, actuaries, supported by the plan’s manager, also use subjective factors such as rescission, turnover and mortality rates to estimate these factors. The actuarial assumptions used in the Company’s plans can be materially different from the actual results due to changes in economic and market conditions, regulatory events, court decisions, higher or lower rescission rates or longer or shorter longevity of participants (Note 25).

Braskem S.A. and Its Subsidiaries

Notes to the Consolidation Financial Statements

December 31, 2012, 2011 and 2010

All amounts in thousands of Brazilian reais unless otherwise stated

3.3              Fair value of derivative and non-derivative financial instruments

The Company evaluates the derivative financial instruments at their fair value and the main sources of information are the stock exchanges, commodities and futures markets, disclosures of the Central Bank of Brazil and quotation services like Bloomberg and Reuters. Nevertheless the high volatility of the foreign exchange and interest rate markets in Brazil caused, in certain periods, significant changes in future rates and interest rates over short periods of time, leading to significant changes in the market value of swaps and other financial instruments. The fair values recognized in its financial statements may not necessarily represent the amount of cash that the Company would receive or pay upon the settlement of the transactions.

The fair values of non-derivative, quoted financial instruments are based on current bid prices. If the market for a financial asset and for unlisted securities is not active, the Company establishes fair value by using valuation techniques. These include the use of recent arm’s length transactions, reference to other instruments that are substantially the same, discounted cash flow analysis, and option pricing models that make maximum use of market inputs and rely as little as possible on information provided by the Company’s Management.

3.4              Useful life of assets

The Company recognizes the depreciation and depletion of its long-lived assets based on their useful life estimated by independent appraisers and approved by the Company’s technicians taking into consideration the experience of these professionals in the management of Braskem’s plants. The useful lives initially established by independent appraisers are reviewed at the end of every year by the Company’s technicians in order to check whether they need to be changed. In December 2012, this analysis concluded that the useful lives applied in 2011 and 2012 should be maintained in 2013.

The main factors that are taken into consideration in the definition of the useful life of the assets that compose the Company’s industrial plants are the information of manufacturers of machinery and equipment, volume of the plants’ operations, quality of preventive and corrective maintenance and the prospects of technological obsolescence of assets.

The Company’s management also decided that (i) depreciation should cover all assets value because when the equipment and installations are no longer operational, they are sold by amounts that are absolutely immaterial; and (ii) land is not depreciated because it has an indefinite useful life.

The useful lives applied to the assets determined the following average depreciation and depletion rates:

	Percentage (%)
	2012	2011
Buildings and improvements	3.59	3.46
Machinery, equipment and installations	7.25	6.91
Mines and wells	9.01	9.01
Furniture and fixtures	10.75	10.86
IT equipment	20.50	20.80
Lab equipment	9.90	10.18
Security equipment	9.99	9.96
Vehicles	18.71	20.00
Other	19.54	22.59

Braskem S.A. and Its Subsidiaries

Notes to the Consolidation Financial Statements

December 31, 2012, 2011 and 2010

All amounts in thousands of Brazilian reais unless otherwise stated

3.5              Business combination

In accordance with IFRS 3, the Company must allocate the cost of the assets acquired, and the contingencies and liabilities assumed based on their estimated fair values on the acquisition date.

The Management of the Company exercises a significant amount of judgment when measuring tangible assets, identifying and measuring intangible assets, identifying and measuring risks and contingencies, measuring other assets acquired and liabilities assumed and determining remaining useful lives. The use of assumptions in risk measurements and assessments may result in estimated amounts that differ from the assets acquired and liabilities assumed. The Company contracts specialized companies to support it in these activities.

If the future results are not consistent with the estimates and assumptions used, the Company may be exposed to losses that may be material.

3.6              Impairment test for tangible and intangible assets

(a)               Tangible and intangible assets with defined useful lives

On the balance sheet date, the Company makes an analysis to determine if there is evidence that the amount of long-lived tangible assets and intangible assets with defined useful lives will not be recoverable. This analysis takes into consideration, among others, the following variables that are relevant to the Business Plan mentioned in (Note 3.1): (i) evolution of Industrial Gross Domestic Product; (ii) price of naphtha; (iii) evolution of Brazil’s Gross Domestic Product; (iv) inflation; and (v) foreign exchange rates. The Company uses scenarios projected by specialized consultants to estimate these variables.

When some indication that the amount of these assets will not be recovered is identified, the Company compares the book value of suchassets with the respective value in use. For this test, the Company uses the cash flow that is prepared based on the Business Plan. The assets are allocated to the CGUs as follows:

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

Polyolefins operating segment:

•           CGU Polyethylene: represented by assets of the PE plants located in Brazil;

•           CGU Polypropylene: represented by assets of the PP plants located in Brazil;

•           CGU Renewables: represented by the Green PE plant located in Brazil;

Vinyls operating segment:

•           CGU Vinyls: represented by assets of PVC plants and chloride soda located in Brazil;

Braskem S.A. and Its Subsidiaries

Notes to the Consolidation Financial Statements

December 31, 2012, 2011 and 2010

All amounts in thousands of Brazilian reais unless otherwise stated

International businesses operating segment:

•           CGU Polypropylene USA: represented by assets of PP plants located in the United States;

•           CGU Polypropylene Germany: represented by assets of PP plants located in Germany;

Chemical Distribution operating segment:

•           This segment was represented by assets of the subsidiaries Quantiq and IQAG and was discontinued after the decision was made to sell these companies (Note 6).

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

For the purposes of testing impairment, the Company allocated the goodwill existing at the CGU UNIB South and in the Polyolefins and Vinyls operating segments. The Company’s management allocated the goodwill to the Polyolefins segment based on the way this goodwill is internally managed. The existing goodwill was generated in a business combination that resulted in the simultaneous acquisition of polypropylene and polyethylene plants. The main raw materials of these plants were supplied by the Braskem S.A., which allowed for the obtainment of significant synergies in the operation. These synergies were one of the main drivers of that acquisition. Accordingly, the Company’s management tested this goodwill and assets for impairment in the ambit of their operating segment since the benefits of the synergies are associated with all units acquired.

3.7              Provisions and contingent liabilities

The contingent liabilities and provisions that exist at the Company are mainly related to discussions in the judicial and administrative spheres arising from primarily labor, pension, civil and tax lawsuits and administrative procedures.

Braskem’s Management, based on the opinion of its external legal advisors, classifies these proceedings in terms of probability of loss as follows:

Probable loss – these are proceedings for which there is a higher probability of loss than of a favorable outcome, that is, the probability of loss exceeds 50%. For these proceedings, the Company recognizes a provision that is determined as follows:

(i)       labor claims – the amount of the provision corresponds to the amount to be disbursed as estimated by the Company’s legal counsels;

(ii)     tax claims - the amount of the provision corresponds to the value of the matter plus charges corresponding to the variation in the Selic rate; and

(iii)   other claims – the amount of the provision corresponds to the value of the matter.

Possible loss – these are proceedings for which the possibility of loss is greater than remote. The loss may occur, however, the elements available are not sufficient or clear to allow for a conclusion on whether the trend is for a loss or a gain. In percentage terms, the probability of loss is between 25% and 50%. For these claims, except for the cases of business combinations, the Company does not recognize a provision and mentions the most significant ones in a note to the financial statements (Note 28). In business combination transactions, in accordance with the provision in IFRS 3, the Company records the fair value of the claims based on the assessment of loss. The amount of the provision corresponds to the value of the matter, plus charges corresponding to the variation in the Selic rate, multiplied by the probability of loss (Note 23).

Braskem S.A. and Its Subsidiaries

Notes to the Consolidation Financial Statements

December 31, 2012, 2011 and 2010

All amounts in thousands of Brazilian reais unless otherwise stated

Remote loss – these are proceedings for which the risk of loss is small. In percentage terms, this probability is lower than 25%. For these proceedings, the Company does not recognize a provision nor does it disclose them in a note to the financial statements regardless of the amount involved.

The Company’s management believes that the estimates related to the outcome of the proceedings and the possibility of future disbursement may change in view of the following: (i) higher courts may decide in a similar case involving another company, adopting a final interpretation of the matter and, consequently, advancing the termination of the of a proceeding involving the Company, without any disbursement or without implying the need of any financial settlement of the proceeding; and (ii) programs encouraging the payment of the debts, such as refinancing programs (REFIS) implemented in Brazil at the Federal level, in favorable conditions that may lead to a disbursement that is lower than the one that is recognized in the provision or lower than the value of the matter.

4                    Risk management

Braskem is exposed to (i) market risks arising from variations in commodity prices, foreign exchange rates and interest rates; (ii) the credit risks of its counterparties in cash equivalents, financial investments and trade accounts receivable; and (iii) liquidity risks to meet its obligations from financial liabilities.

Braskem adopts procedures for managing market and credit risks that are in conformity with the financial policy approved by the Board of Directors on August 9, 2010. The purpose of risk management is to protect the cash flows of Braskem and reduce the threats to the financing of its operating working capital and investment programs.

4.1              Market risk

Braskem prepares a sensitivity analysis for each type of market risk to which it is exposed, which is presented in Note 20.4.

(a)               Exposure to commodity risks

Braskem is exposed to the variation in the prices of various commodities and, in general, seeks to transfer the variations caused by fluctuations in market prices. In addition, the Company entered into derivative operations to hedge against the exposure to risks arising from isolated transactions involving the commodities naphtha and ethanol (Note 20.2.1). Also, an immaterial part of sales may be performed based on fixed-price contracts or contracts with a maximum and/or minimum fluctuation range. These contracts can be commercial agreements or derivative contracts associated with future sales.

Braskem S.A. and Its Subsidiaries

Notes to the Consolidation Financial Statements

December 31, 2012, 2011 and 2010

All amounts in thousands of Brazilian reais unless otherwise stated

(b)               Exposure to foreign exchange risk

Braskem has commercial operations denominated in or pegged to foreign currencies. Braskem’s inputs and products have prices denominated in or strongly influenced by international prices of commodities, which are usually denominated in U.S. dollar. Additionally, Braskem has long-term loans in foreign currencies that expose it to variations in the foreign exchange rate between the Brazilian real and the foreign currency, in particular the U.S. dollar. Braskem manages its exposure to foreign exchange risk through the combination of debt, financial investments, accounts receivable and raw material purchases denominated in foreign currencies and through derivative operations. Braskem’s financial policy for managing foreign exchange risks provides for the maximum and minimum coverage limits that must be observed and which are continuously monitored by its Management.

On December 31, 2012, Braskem prepared a sensitivity analysis for its exposure to U.S. dollar risk, as informed in Note 20.4(c).

(c)               Exposure to interest rate risk

Braskem is exposed to the risk that a variation in floating interest rates causes an increase in its financial expense due to payments of future interest. Debt denominated in foreign currency subject to floating rates is mainly subject to fluctuations in Libor. Debt denominated in local currency is mainly subject to the variation in the Long-Term Interest Rate (“TJLP”), in fixed rates in Brazilian real and in the Interbank Certificate of Deposit (“daily CDI”) rate.

In the year, Braskem held swap contracts designated as hedge accounting (Note 20.2.1) in which it: (i) receives the pre-contractual rate and pays the CDI overnight rate; and (ii) receives Libor and pays a fixed rate.

On December 31, 2012, Braskem prepared a sensitivity analysis for the exposure to the floating interest rates Libor, CDI and TJLP, as informed in Notes 20.4(d) (e) and(f).

4.2              Exposure to credit risk

The transactions that subject Braskem to the concentration of credit risks are mainly in current accounts with banks, financial investments and trade accounts receivable in which Braskem is exposed to the risk of the financial institution or customer involved. In order to manage this risk, Braskem maintains bank current accounts and financial investments with major financial institutions, weighting concentrations in accordance with the credit rating and the daily prices observed in the Credit Default Swap market for the institutions, as well as netting contracts that minimize the total credit risk arising from the many financial transactions entered into by the parties.

On December 31, 2012, Braskem held netting contracts with Banco Citibank S.A. HSBC Bank Brasil S.A. – Banco Múltiplo, Banco Itaú BBA S.A. Banco Safra S.A. Banco Santander S.A. (Brasil) Banco Votorantim S.A. Banco West LB do Brasil S.A. Banco Caixa Geral – Brasil S.A. and Banco Bradesco S.A.  Approximately 55% of the amounts held in cash and cash equivalents (Note 7) and financial investments (Note 8) are contemplated by these agreements, whose related liabilities are accounted for under “borrowings” (Note 19). The effective netting of these amounts is possible only in the event of default by one of the parties.

With respect to the credit risk of customers, Braskem protects itself by performing a rigorous analysis before granting credit and obtaining secured and unsecured guarantees when considered necessary.

Braskem S.A. and Its Subsidiaries

Notes to the Consolidation Financial Statements

December 31, 2012, 2011 and 2010

All amounts in thousands of Brazilian reais unless otherwise stated

The maximum exposure to credit risk of non-derivative financial instruments on the reporting date is the sum of their carrying amounts less any provisions for impairment losses. On December 31, 2012, the balance of trade accounts receivable was net of allowance for doubtful accounts of R$256,884 (R$253,607 in 2011) (Note 9).

4.3              Liquidity risk

Braskem has a calculation methodology to determine operating cash and minimum cash for the purpose of, respectively: (i) ensuring the liquidity needed to comply with short-term obligations, determined based on the operating disbursements projected for the following month; and (ii) ensuring that the Company maintains liquidity during potential crises. These amounts are  calculated based on the projected operating cash generation, less short-term debts, working capital needs and other items.

Some of Braskem’s borrowing agreements had financial covenants that linked net debt and the payment of interest to its consolidated EBITDA (earnings before interest, tax, depreciation and amortization) (Note 19 (h)), which were monitored on a quarterly basis by the Company’s Management. These agreements were settled in the third quarter of 2012 and the Company no longer holds commitments of this nature.

Additionally, Braskem has three revolving credit lines, that may be used without restrictions in the amounts of: (i) US$350 million, for a period of four years as from November 2012; and (ii) US$250 million, for a period of five years as from August 2011; and (iii) R$450 million, for a period of three years as from December 2012. These credit facilities enable Braskem to reduce the amount of cash it holds. On December 31, 2012, Braskem had not drawn any credit from these lines.

The table below shows Braskem’s financial liabilities by maturity, corresponding to the period remaining between the balance sheet date and the contractual maturity date. These amounts are calculated from undiscounted cash flows and may not be reconciled with the balance sheet.

		Until	Between one and	Between two and	More than	Fair value
	Note	one year (i)	two years (i)	five years (i)	five years (i)	total
Current
Trade payables		8,897,597				8,897,597
Borrowings		1,912,252				1,912,252
Derivatives	20.2.1	293,378				293,378
Other payables	(ii)	260,649				260,649

Non-current
Borrowings			1,947,669	4,111,398	19,656,704	25,715,771
Other payables	(iii)		155,966	166,381		322,347
At December 31, 2012		11,363,876	2,103,635	4,277,779	19,656,704	37,401,994

(i)         The maturity terms presented are based on the contracts signed.
(ii)       Refers to amounts payable to non-controlling shareholders of Braskem Idesa (Note 27(a)(i)).
(iii)      Refers to amounts payable to BNDES Participações S.A., as part of the business combination with Quattor (Note 27(b)).

Braskem S.A. and Its Subsidiaries

Notes to the Consolidation Financial Statements

December 31, 2012, 2011 and 2010

All amounts in thousands of Brazilian reais unless otherwise stated

4.4              Capital management

The ideal capital structure, according to Braskem’s Management, considers the balance between own capital and the sum of all payables less the amount of cash and cash equivalents and investments. This composition meets the Company’s objectives of perpetuity and of offering an adequate return to shareholders and other stakeholders. This structure also permits borrowing costs to remain at adequate levels to maximize shareholder remuneration.

Due to the impact of the U.S. dollar on the Company’s operations, the Management of Braskem believes that the own capital used for capital management purposes should be measured in this currency and on a historical basis. Moreover, the Company may temporarily maintain a capital structure that is different from this ideal. This occurs, for example, during periods of growth, when the Company may finance a large portion of its projects through borrowings, provided that this option maximizes return for shareholders once the financed projects start operating. In order to adjust and maintain the capital structure, the Management of Braskem may also consider the sale of non-strategic assets, the issue of new shares or even adjustments to dividend payments.

As is also the case of liquidity, capital is not managed at the Parent Company level, but rather at the consolidated level.

Braskem S.A. and Its Subsidiaries

Notes to the Consolidation Financial Statements

December 31, 2012, 2011 and 2010

All amounts in thousands of Brazilian reais unless otherwise stated

5                    Business combination

5.1              Quattor Participações S.A. (current Braskem Qpar)

On January 22, 2010 the shareholders of the Braskem S.A; (Odebrecht, OSP, Petrobras e Petroquisa), together with Unipar, entered into an Investment Agreement to establish the terms for the acquisition by the Company and of the investments held by Unipar in the petrochemical industry, allowing for the consolidation of Petrobras’ petrochemical investments in Braskem.

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

(iv)        25% of the voting capital of Riopol held by BNDESPAR. ¹

¹ As part of the acquisition of Quattor, the Company assumed the obligation under a put option entered into by Unipar and BNDESPAR (Note 1(b.1)). Under this put option and a similar put option entered into by Petrobras, Unipar and Petrobras, former owners of a 75% interest in Riopol, agreed to repurchase a 25% (being 15% by Unipar and 10% by Petrobras) non-controlling interest of Riopol from BNDESPAR at the end of a five-year period (that commenced on January 15, 2008), or at an earlier time during that period in the event that BNDESPAR decided to exercise the option earlier. Under the terms of the option, the purchase price of these shares would be equal to the total amount originally invested by BNDESPAR, corrected by a contractually agreed interest rate.

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

Braskem S.A. and Its Subsidiaries

Notes to the Consolidation Financial Statements

December 31, 2012, 2011 and 2010

All amounts in thousands of Brazilian reais unless otherwise stated

Consideration paid
Cash	704,298
Shares issued (the amount of R$250,049 also includes Braskem shares issued for the
purrchase of other interests in this business combination)	250,049
BNDESPAR put option assumed by the Company and other obligations	218,739
Total consideration transferred (A)	1,173,086

Fair value of identifiable assets and assumed liabilities
Current assets
Inventory	823,012
Other current assets	1,383,104
Non-current assets
Property, plant & equipment	7,531,158
Intangible	560,430
Other non-current assets	990,850

Current liabilities	2,903,113
Non-current liabilities
Other provisions	220,619
Deffered income tax and social contribution	623,173
Other non-current liabilities	5,527,104
Total identifiable assets and assumed liabilities (B)	2,014,545

Business combination result (A) – (B)	841,459

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

Braskem S.A. and Its Subsidiaries

Notes to the Consolidation Financial Statements

December 31, 2012, 2011 and 2010

All amounts in thousands of Brazilian reais unless otherwise stated

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

5.2              Sunoco Chemicals

On April 1, 2010, Braskem acquired 100% of Sunoco Chemicals’ shares for R$ 620,838 (US$ 351 million). The name of this subsidiary was changed to Braskem PP Americas Inc. (currently named Braskem America). Headquartered in Philadelphia, Braskem America has three polypropylene plants located in the states of Texas, Pennsylvania and West Virginia that had an aggregate annual installed capacity of 950,000 metric tons (unaudited), representing approximately 13% of the total installed polypropylene production capacity in the United States. Additionally, Braskem America also has a technology center in Pittsburgh, Pennsylvania.

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

Braskem S.A. and Its Subsidiaries

Notes to the Consolidation Financial Statements

December 31, 2012, 2011 and 2010

All amounts in thousands of Brazilian reais unless otherwise stated

Consideration transferred
Cash	620,838
Total consideration transferred (A)	620,838

Fair value of the identifiable assets andliabilities assumed
Current assets
Inventory	177,070
Non-current assets
Property, plant & equipment	628,698
Intangible	285,464
Othe non-current assets	11,262

Current liabilities	6,597
Non-current liabilities
Deferred income tax and social contribution	330,421
Other non-currente liabilities	18,549
Total identifiable assets andliabilities assumed (B)	746,927

Business combination result (A) – (B)	126,089

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

Braskem S.A. and Its Subsidiaries

Notes to the Consolidation Financial Statements

December 31, 2012, 2011 and 2010

All amounts in thousands of Brazilian reais unless otherwise stated

5.3              Unipar Comercial

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

5.4              PP assets abroad – Dow Chemical

On September 30, 2011, Braskem, through its subsidiaries Braskem America and Braskem Alemanha, acquired the PP business of Dow Chemical for R$608 million (US$323 million). On the same date, the amount of R$312 (US$166 million) was paid, which corresponds to the portion of accounts payables that were assumed in the transaction.

The agreement also provided for adjustments to the amount paid based on the variation in trade accounts receivable and inventory, for which the final amount was a receivable of R$24 million (US$12 million) by the acquirers.

The negotiation included four industrial units, of which two are in the United States and two in Germany, with combined annual production capacity of 1,050 thousand tons (unaudited) of PP.

The negotiation involved the acquisition mainly of industrial plants, trade accounts receivable, inventory and assumed liabilities related to the business operation. In the United States, the acquired plants are located in the state of Texas and have annual capacity of 505 thousand tons (unaudited). In Germany, the acquired plants are located in Wesseling and Schkopau and have annual production capacity of 545 thousand tons (unaudited).

The amount paid included trade accounts receivable and inventory located in Mexico through the subsidiary Braskem México, in the amount of R$13 million (US$8 million), net of the accounts payable assumed. Since it represented an isolated asset acquisition closed in the short term with the sale of inventory and the financial settlement of accounts receivable and payable, this part of the operation was not considered a business combination.

The effective settlement of the operation by the parties occurred on September 30, with financial settlement on October 3, 2011. Until the effective payment to Dow Chemical, the acquirers did not make any relevant decisions regarding the operations of the plants, which began to occur only after October 3. The rights and obligations generated as of October 1, 2011 are the responsibility of the acquirers, such as the inventory produced and the new obligations assumed.

The reasons mentioned above led to the conclusion that the acquisition of control occurred on October 3, 2011, the date of the registration of the business combination and as of when the acquired assets and liabilities were consolidated into Braskem’s financial statements.

This acquisition was approved by Brazil’s antitrust authority CADE on February 8, 2012, by the corresponding U.S. regulatory body on September 9, 2011, and by the European antitrust authorities on September 28, 2011.

Braskem S.A. and Its Subsidiaries

Notes to the Consolidation Financial Statements

December 31, 2012, 2011 and 2010

All amounts in thousands of Brazilian reais unless otherwise stated

The allocation of the amounts of the assets acquired and liabilities assumed in the financial statements for the year ended December 31, 2011 was made on a preliminary basis by the acquirers. The Company contracted independent experts to measure the fair value of this acquisition, which was concluded in the second quarter of 2012. As a result of this assessment, and as required by IFRS 3, the Company recognized, retrospectively, among other amounts, the following main amounts in the 2011 financial statements:

(i)       addition of property, plant and equipment, in the amount of R$36,526;

(ii)     effect on deferred income tax loss, in the amount of R$15,021.

The Company also recognized a credit, in the amount of R$8,540, related to an adjustment in the amount paid, as provided for by the initial agreement.

Therefore, the Company recognized a gain (bargain purchase) of R$30,045 (US$16 million) in the specific line on the statement of operations for fiscal year 2011 referred to as “results from business combinations”. The Company also recognized depreciation on the fair value adjustment in the amount of R$1,992, and its deferred income tax effect in the amount of R$639.

The following table summarizes the consideration paid to Dow Chemical and the fair values of the assets acquired and liabilities assumed, which were recognized retrospectively in the financial statements of December 31, 2011:

	United States	Germany	Total business combination	Mexico	Total
Consideration transferred
Cash	285,135	285,551	570,686	13,214	583,900
Total consideration transferred (A)	285,135	285,551	570,686	13,214	583,900

Fair value of the identifiable assets and liabilities assumed
Current assets
Trade accounts receivable	143,932	133,438	277,370	18,948	296,318
Inventories	161,617	126,385	288,002	12,661	300,663
Non-current assets
Property, plant and equipment	137,186	222,483	359,669		359,669

Current liabilities
Trade accounts payables	(140,558)	(153,310)	(293,868)	(18,395)	(312,263)
Other payable accounts	(845)	(141)	(985)		(985)
Non-current liabilities
Deferred income tax	(6,374)	(8,647)	(15,021)		(15,021)
Pension plans		(14,436)	(14,436)		(14,436)

Total identifiable assets acquired and
liabilities assumed (B)	294,959	305,773	600,731	13,214	613,945

Result of business combination (A) - (B)	9,824	20,222	30,045		30,045

Braskem S.A. and Its Subsidiaries

Notes to the Consolidation Financial Statements

December 31, 2012, 2011 and 2010

All amounts in thousands of Brazilian reais unless otherwise stated

A specialized independent company estimated the fair value of assets acquired and liabilities assumed, based on the following assumptions:

(i)           the fair value of trade accounts receivable was calculated based on the collectability of the receivables acquired;

(ii)         the fair value of inventory was calculated considering the net realizable value of inventories;

(iii)       the method used to calculate the value of property, plant and equipment was the “replacement cost approach”, reduced by economic and functional obsolescence. The Management, together with its external valuation experts, believed that because it uses the unit value of each asset comprising the plant, the “market approach” would not reflect the actual economic value, since it would not consider the costs with the technologies installed, installation-support and the active connection with the production and distribution system. During the valuation process, the following information was considered: (a) the installation cost of  similar plants; (b) the most recent quotes for the expansion and replacement of similar  assets; (c) the cash price for replacing the asset, considering the use conditions on the inspection date; and (d) the projected cash flows of the business.

(iv)       the fair value of trade payables was determined based on the amount paid to settle these obligations; and

(v)         the fair value of private pension plans was determined based on the net present value of actuarial liabilities.

Braskem S.A. and Its Subsidiaries

Notes to the Consolidation Financial Statements

December 31, 2012, 2011 and 2010

All amounts in thousands of Brazilian reais unless otherwise stated

6                    Held-for-sale assets and discontinued operations

In the last quarter of 2012, the Management of the Company divested its interests in the capital of Cetrel and Braskem Distribuidora and commenced negotiations for the divestment of Quantiq.

The accounting practices used to recognize and measure these transactions are described in Note 2.9.

•           Cetrel

Braskem held 54.2% of the total and voting capital of Cetrel, whose activities include effluent treatment, industrial waste management, air and water monitoring, laboratory services and environmental consulting services.

This investment was sold, on December 28, 2012, to Odebrecht Ambiental (Note 11(b)). The sale price defined by the parties was confirmed by a specialized company contracted for this purpose, which issued a favorable fairness opinion regarding the price. The final amount may still be altered due to adjustments defined between the parties and provided for in contract.

The operating profit or loss of Cetrel was represented under segment information as “Other segments” (Note 36).

Braskem recognized a gain from the sale, as detailed below:

	Note	Amount

Sale amount (i)	15(a)	208,100
Cost amount of the investment sold in the divestment date	16(b)	(163,905)
Write-off net gain recognized in other comprehensive income	29(i)	4,632
Gain on sale		48,827

(i)   Amount to be received in full in June 2013.

Cetrel’s profit and losses in 2011 and 2012 and the gain from itsdivestment, are presented under “discontinued operations results” in the statement of operations, and further detailed in item(c) of this Note.

•           Braskem Distribuidora

Braskem held 100% of the capital of Braskem Distribuidora, whose business activities include the production of demineralized, clear drinking water and managing the fire water reservoir.

This investment was sold on December 28, 2012 to Odebrecht Ambiental. The sale price defined by the parties was confirmed by a specialized company, which issued a favorable fairness opinion regarding the price. The final amount may still be altered due to adjustments defined between the parties and provided for in contract.

The operating profit or loss of Braskem Distribuidora was presented under segment information as “other segments” (Note 36).

Braskem S.A. and Its Subsidiaries

Notes to the Consolidation Financial Statements

December 31, 2012, 2011 and 2010

All amounts in thousands of Brazilian reais unless otherwise stated

Braskem recognized a gain from the sale, as detailed below:

	Note	Amount

Sale amount (i)	15(a)	444,000
Cost amount of the investment sold in the divestment date	16(b)	(84,108)
Gain on sale		359,892

(i)   Amount to be received in full by December 31, 2013.

Braskem Distribuidora’s profit and losses in 2011 and 2012, and the gain from the divestment are presented under “discontinued operations results” in the statement of operations, and further detailed in item (c) of this Note.

•           Quantiq and IQAG

Quantiq is engaged in the distribution, marketing and manufacture of petroleum-based solvents and of petrochemical manufacturers, in the distribution and marketing of process oils, other petroleum-based inputs, intermediate chemicals, special chemicals and pharmacons, IQAG is engaged in providing storage services.

These investments are in the advanced stages of the sale process and the Management of the Company estimates that the negotiations will be concluded in the first half of 2013.

The transaction was submitted to CADE, which issued a favorable, unqualified opinion on December 7, 2012.

The operating profits or losses of Quantiq and IQAG were presented in the segment information as operating segment “Chemical distribution” (Note 36). The operating profits or losses of this segment were R$52,713 in 2012 and R$56,777 in 2011.

The profit or losses of Quantiq and IQAG in 2011 and 2012 are presented under “discontinued operations results” in the statement of operations, and further detailed in item (c) of this Note.

The assets and liabilitiesof these companiesin 2012 are presented under “non-current assets held-for-sale” and “non-current liabilities held-fo-sale”, respectively.

Braskem S.A. and Its Subsidiaries

Notes to the Consolidation Financial Statements

December 31, 2012, 2011 and 2010

All amounts in thousands of Brazilian reais unless otherwise stated

(a)               Assets and liabilities items classified as held-for-sale

Consolidated balance sheet information for Quantiq and IQAG.

2012

Assets
Cash and cash equivalents	9,985
Trade accounts receivable	17,897
Inventories	106,386
Property, plant and equipment	56,727
Intangible assets	13,246
Other	73,587

Total assets	277,828

Liabilities
Trade payables	101,893
Borrowings	1,095
Payroll and related charges	5,232
Other	1,550

Total liabilities	109,770

(b)               Gains or losses from discontinued operations

Consolidated statement of operations for Cetrel, Braskem Distribuidora, Quantiq and IQAG.

	Note	2012	2011	2010

Net sales revenue		646,763	679,085	469,159
Cost of products sold		(499,110)	(500,574)	(382,870)
Gross profit		147,653	178,511	86,289

Selling, General and administrative expenses		(85,244)	(115,058)	(66,545)
Other operating income, net		2,017	25,665	572

Operating profit		64,426	89,118	20,316

Financial results		(21,883)	(18,207)	(455)
Gain on sale of equity investments		408,719

Profit before income tax and social contribution		451,262	70,911	19,861

Current income tax and social contribution		(10,265)	(14,948)	(4,052)
Deferred income tax and social contribution	22.2 (a)	(138,964)

Discountinued operations results		302,033	55,963	15,809

Earnings per share attributable to the shareholders of the Company of continued operations at the end of the year (R$)
Basic earnings per share - common		0.2064
Basic earnings per share - preferred		0.6049	0.1613	0.0463
Diluted earnings per share - common		0.2067
Diluted earnings per share - preferred		0.6051	0.1614	0.0463

This information is presented after eliminating the operations between companies in the group.

Braskem S.A. and Its Subsidiaries

Notes to the Consolidation Financial Statements

December 31, 2012, 2011 and 2010

All amounts in thousands of Brazilian reais unless otherwise stated

(c)               Cash flow information from discontinued operations

Consolidated cash flow information for Cetrel, Braskem Distribuidora, Quantq and IQAG.

	2012	2011	2010

Profit before income tax and social contribution	42,543	70,911	19,861

Adjustments for reconciliation of profit
Depreciation, amortization and depletion	18,136	17,509	1,695
Interest and monetary and exchange variations, net	3,035	(4,091)	202
Other adjustments	1,276	(443)	3,463

	64,990	83,886	25,221

Changes in operating working capital	(26,869)	(22,217)	(20,310)

Net cash generated by operating activities	38,121	61,669	4,911

Acquisitions to property, plant and equipment	(34,590)	(31,668)	(5,267)
Acquisitions of intangible assets	(745)	(6,198)
Held-for-trading and available for sale financial investments		816

Net cash used in investing activities	(35,335)	(37,050)	(5,267)

Short-term and long-term debt
Obtained borrowings		55,560	644
Payment of borrowings	(20,277)	(7,602)	(1,101)

Non-controlling interests in subsidiaries	9,930

Net cash provided by (used in) financing activities	(10,347)	47,958	(457)

Increase (decrease) in cash and cash equivalents	(7,561)	72,577	(813)

Represented by
Cash and cash equivalents at the beginning of the year	148,909	76,332	3,340
Cash and cash equivalents at the end of the year	141,348	148,909	2,527

Increase (decrease) in cash and cash equivalents	(7,561)	72,577	(813)

Braskem S.A. and Its Subsidiaries

Notes to the Consolidation Financial Statements

December 31, 2012, 2011 and 2010

All amounts in thousands of Brazilian reais unless otherwise stated

7                    Cash and cash equivalents

	2012	2011

Cash and banks	398,142	349,916
Cash equivalents:
Domestic market	1,293,164	1,899,825
Foreign market	1,596,316	737,078
Total	3,287,622	2,986,819

Investments in Brazil are mainly represented by fixed-income instruments and time deposits held by the exclusive FIM Sol fund. Investments abroad mainly comprise fixed–income instruments issued by first-class financial institutions (time deposit) with high market liquidity.

8                    Financial investments

	2012	2011
Held-for-trading
Investments in FIM Sol	50,803	36,410
Investments in foreign currency	5,256	10,716
Shares	3,023	3,023
Loans and receivables
Investments in FIM Sol	77,469	116,007
Investments in local currency	513
Held-to-maturity
Quotas of investment funds in credit rights	52,559	34,720
Restricted deposits	1,281	4,173
Time deposit investment	15,731
Investments in foreign currency	307,639
Compensation of investments in foreign currency (i)	(307,639)
Total	206,635	205,049

In current assets	172,146	170,297
In non-current assets	34,489	34,752
Total	206,635	205,049

(i)       On December 31, 2012, Braskem Holanda had financial investments held to maturity that are irrevocably offset, by an export prepayment agreement of Braskem S.A., in the amount of US$150 million, as provided for in the credit assignment agreement entered into between these two companies and Banco Bradesco (Note 19(b)). This offset was carried out in accordance with IAS 32, which provides for the possibility of offsetting financial instruments when there is intent and rightfully executable right to realize an asset and settle a liability simultaneously.

Braskem S.A. and Its Subsidiaries

Notes to the Consolidation Financial Statements

December 31, 2012, 2011 and 2010

All amounts in thousands of Brazilian reais unless otherwise stated

9                    Trade accounts receivable

	2012	2011
Consumers
Domestic market	1,038,673	866,168
Foreign market	1,582,433	1,282,251
Allowance for doubtful accounts	(256,884)	(253,607)
Total	2,364,222	1,894,812

In current assets	2,326,480	1,843,756
In non-current assets	37,742	51,056
Total	2,364,222	1,894,812

The breakdown of trade accounts receivable by maturity is as follows:

	2012	2011

Accounts receivables not past due	2,051,353	1,708,877
Past due securities:
Up to 90 days	350,476	223,649
91 to 180 days	5,814	6,754
As of 180 days	213,463	209,139
	2,621,106	2,148,419
Allowance for doubtful accounts	(256,884)	(253,607)
Total customers portfolio	2,364,222	1,894,812

The changes in the balance of the allowance for doubtful accounts are presented below:<
	2012	2011	2010

Balance of provision at the beginning of the year	(253,607)	(269,159)	(220,264)
(Provision) reverse in the year	(53,255)	4,612	(66,896)
Write-offs	27,374	18,671	18,131
Addition by acquisition of companies		(7,731)	(130)
Write-off by investment sale	818
Transfered to "non-current assets held for sale"	21,786
Balance of provision at the end of the year	(256,884)	(253,607)	(269,159)

10                Inventories

	2012	2011

Finished goods	2,622,736	2,444,547
Raw materials, production inputs and packaging	1,175,451	866,206
Maintenance materials	211,517	183,779
Advances to suppliers	61,385	58,200
Imports in transit and other	30,966	70,790
Total	4,102,055	3,623,522

Advances to suppliers and expenditures with imports in transit are mainly related to operations for the acquisition of the main raw material of the Company, the petrochemical naphtha.

Braskem S.A. and Its Subsidiaries

Notes to the Consolidation Financial Statements

December 31, 2012, 2011 and 2010

All amounts in thousands of Brazilian reais unless otherwise stated

11                    Related parties

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

(a)               Balances and transactions

	Balances at December 31, 2012
	Assets									Liabilities
						Current	Non-current			Current
	Trade accounts receivable	Related parties		Other		Total	Related parties		Total	Trade payables
		Receivable notes	Other receivable				Loan agreements	Other receivable

Jointly-controlled subsidiary
RPR				2,645	(i)	2,645
				2,645		2,645

Associated companies
Borealis Brasil S.A. ("Borealis")	1,017	187				1,204
Sansuy Administração, Participação, Representação e Serviços Ltda ("Sansuy")	15,640					15,640
	16,657	187				16,844

Related companies
Construtora Norberto Odebrecht ("CNO")										1,388
Odebrecht Ambiental				652,100	(ii)	652,100
Petrobras	95,462		13,725			109,187	62,822	64,805	127,627	1,505,754
	95,462		13,725	652,100		761,287	62,822	64,805	127,627	1,507,142

Total	112,119	187	13,725	654,745		780,776	62,822	64,805	127,627	1,507,142

(i)    Amounts in “dividends and interest on capital.
(ii)   Amounts in “other accouints receivable.

Braskem S.A. and Its Subsidiaries

Notes to the Consolidation Financial Statements

December 31, 2012, 2011 and 2010

All amounts in thousands of Brazilian reais unless otherwise stated

	Income statement transactions from January to December 31, 2012
		Purchases of		Cost of
		raw materials,	Financial	production/general
	Sales	services and	income	and administrative
	of products	utilities	(expenses)	expenses

Jointly-controlled subsidiaries
Propilsur			43
RPR	24,434	42,925	743
	24,434	42,925	786

Associated companies
Borealis	143,477
Sansuy	27,871	11,050
	171,348	11,050

Related parties
CNO		184,010
OCS - Corretora de Seguros ("OCS")		4,645
OSP		87,538
Petrobras	1,227,344	16,783,645	4,304
Refinaria Alberto Pasqualini ("Refap")	3,150	232,988
	1,230,494	17,292,826	4,304

Post-employment benefit plan
Odebrecht Previdência Privada ("Odeprev")				24,898
				24,898

Total	1,426,276	17,346,801	5,090	24,898

Braskem S.A. and Its Subsidiaries

Notes to the Consolidation Financial Statements

December 31, 2012, 2011 and 2010

All amounts in thousands of Brazilian reais unless otherwise stated

	Balances at December 31, 2011
				Assets		Liabilities
			Current	Non-current	Current	Non-current
	Trade accounts receivable	Related parties	Total	Related parties	Trade payables	Payable accounts to related parties
		Other receivable		Loan agreements		Advance for future capital increase

Jointly-controlled subsidiaries
Propilsur		2,598	2,598			24,855
Polimerica		1,748	1,748			19,978
		4,346	4,346			44,833

Associated company
Borealis	2,936	187	3,123
	2,936	187	3,123

Related parties
CNO					4,128
Petrobras	6,887	81,955	88,842	58,169	1,777,503
Other	19,954	103	20,057		10,003
	26,841	82,058	108,899	58,169	1,791,634

Total	29,777	86,591	116,368	58,169	1,791,634	44,833

	Income statement transactions from January to December 31, 2011
		Purchases of		Cost of
		raw materials,	Financial	production/general
	Sales	services and	income	and administrative
	of products	utilities	(expenses)	expenses

Jointly-controlled subsidiary
RPR	15,624	5,362	(56)
	15,624	5,362	(56)

Associated companies
Borealis	167,408		1,500
Sansuy	23,663	658
	191,071	658	1,500

Related companies
CNO		190,484
Odebrecht Ingeniería y Construcción de México, S. de R.L. de C.V ("CNO México")		16,461
OCS		2,348
OSP		205,824
Petrobras	1,457,484	14,321,986	4,427
Global Trading B.V. ("Global Trading")	7,446
Refap	11,699
	1,476,629	14,737,103	4,427

Post-employment benefit plan
Odeprev				13,873
				13,873

Total	1,683,324	14,743,123	5,871	13,873

Braskem S.A. and Its Subsidiaries

Notes to the Consolidation Financial Statements

December 31, 2012, 2011 and 2010

All amounts in thousands of Brazilian reais unless otherwise stated

	Income statement transactions from January to December 31, 2010
		Purchases of		Cost of
		raw materials,	Financial	production/general
	Sales	services and	income	and administrative
	of products	utilities	(expenses)	expenses
Jointly-controlled subsidiary
RPR	228,616	37,743	(2,003)
	228,616	37,743	(2,003)
Associated companies
Borealis	118,967	5
Cetrel	181	12,881
	119,148	12,886
Related companies
CNO		82,580
OCS		1,966
Odebrecht Plantas Industriais ("OPIP")		135,731
Petrobras	416,081	8,227,866	656
Petrobras International Finance ("PIFCo")	70,087	81,091
Refap	235,684	1,235,782
Other			(33)
	721,852	9,765,016	623

Post-employment benefit plan
Brasilprev				4,102
Fundação Petrobras de Seguridade Social ("Petros")				3,640
Odeprev				11,413
Triunfo Vida				126
				19,281

Total	1,069,616	9,815,645	(1,380)	19,281

(b)               Information of related parties

As provided for in the Company’s bylaws, the Board of Directors has the exclusive power to decide on any contract but those related to the supply of raw materials that exceeds R$ 5,000 per operation or R$ 15,000 altogether per year. This provision encompasses contracts between the Company and its subsidiaries and any of its common shareholders, directors of the Company, its parent company or subsidiary or its respective related parties. Additionally, the Company has a Finance and Investment Committee that, among other things, monitors the contracts with related parties that are approved by the Board of Directors.

Pursuant to Brazilian Corporate Law (“Corporate Law”), officers and directors are prohibited from: (i) performing any acts of freedom with the use of the Company’s assets and in its detriment; (ii) intervening in any operations in which these officers and directors have a conflict of interest with the Company or in resolutions in which they participate; and (iii) receiving, based on their position, any type of personal advantage from third parties, directly or indirectly, without an authorization granted by the proper body.

Braskem S.A. and Its Subsidiaries

Notes to the Consolidation Financial Statements

December 31, 2012, 2011 and 2010

All amounts in thousands of Brazilian reais unless otherwise stated

The related parties have the following relationship with the Company:

•           Cetrel: indirect subsidiary of Odebrecht

•           CNO: indirect investor of Braskem

•           CNO México: indirect and wholly owned subsidiary of Odebrecht

•           Odebrecht Ambiental: indirect subsidiary of Odebrecht

•           OCS: direct and wholly owned subsidiary of Odebrecht

•           OPIP: direct and wholly owned subsidiary of Odebrecht

•           OSP: direct parent company of Braskem

•           Petrobras: shareholder of Braskem

•           Global Trading BV: direct and wholly owned subsidiary of Petrobras

•           Refap: indirect and wholly owned subsidiary of Petrobras

The transactions with related parties, except wholly-owned subsidiaries of the Company, are summarized below:

•           Cetrel: the following agreements were entered into:

(i)       In November 2012, an agreement for the acquisition of reuse water by plants installed in the Camaçari Petrochemical Complex for a period of 20 years and with an estimated value of R$120 million.

(ii)     In August 2010, an agreement for the treatment of the effluents discharged by the plants located in the Camaçari Petrochemical Complex for a period of four years and with a total maximum value of R$60 million.

•           CNO: the following partnership agreements were entered into:

(i)       Braskem – On February 16, 2007, with the objective of performing services in the shutdowns for maintenance and inspection in the industrial units. This agreement is valid through February 2014 and provides for a different price for each type of activity carried out by CNO;

(ii)     Braskem S.A. – on April 4, 2011, for the construction of a butadiene plant in the state of Rio Grande do Sul (Note 1(a)(v)), in the amount of R$129 million; and

(iii)   Braskem Idesa – on September 28, 2012, for the engineering, procurement and construction (EPC) services of the Ethylene XXI Project. The contract has an estimated value of US$3 billion and duration through 2015.

•           CNO Mexico: The subsidiary Braskem Idesa and CNO Mexico signed, together with Ica Fluor Daniel, S de R. L. de C. V. (Mexican engineering company), agreements for the performance of services of (i) basic engineering and preliminary procurement of equipment amounting to US$ 16 million and effective until April 2012; and (ii) land leveling, amounting to US$ 150 million and effective until March 2013. These contracts were signed for the construction of the Ethylene XXI project (Note 17).

•           CNO and OSP: On December 14, 2010, Braskem S.A. entered into a partnership agreement with Consorcio Alagoas (a consortium formed by CNO and OSP) for the construction of a PVC plant in the state of Alagoas (Note 1(a)(iv))  with an estimated value of R$362 million and duration of 24 months.

Braskem S.A. and Its Subsidiaries

Notes to the Consolidation Financial Statements

December 31, 2012, 2011 and 2010

All amounts in thousands of Brazilian reais unless otherwise stated

•           Odebrecht Ambiental: On September 30, 2009, the Company entered into an agreement for the acquisition of reuse water with Aquapolo (a special purpose entity formed by Odebrecht Ambiental and the water utility Companhia de Saneamento Básico do Estado de São Paulo – SABESP for the production of industrial reuse water) by the plants located in the São Paulo Petrochemical Complex. The agreement has duration of 40 years and estimated annual value of R$84 million.

•           Petrobras:

(i)       Naphtha

Braskem S.A. and the subsidiary Braskem Qpar have agreements for the supply of naphtha with Petrobras. The agreements provide for the supply of naphtha to the basic petrochemicals units located in the Triunfo, Camaçari and São Paulo Petrochemical Complexes. The agreed-upon price of the naphtha is based on several factors, such as the market price of the naphtha itself and a number of oil byproducts, the volatility of the prices of these products in the international markets, the Brazilian real - U.S. dollar exchange rate and the concentration of paraffinic content and contaminants present in the naphtha delivered. The agreement provides for a minimum consumption of 3,800,000 metric tons a year and a maximum consumption of 7,019,600 metric tons a year. The subsidiary of Petrobras, Global Trading BV, also supplies naphtha to the Company and its subsidiaries.

(ii)     Propylene

Braskem has propylene supply agreements with Petrobras and its subsidiary Refap through its refineries for the Company’s plants located in the Petrochemical Complexes of Triunfo, Rio de Janeiro and São Paulo. These agreements provide for the full supply of approximately 910,000 metric tons of propylene a year. The contracted propylene price is based on various international references linked to the most important markets for propylene and polypropylene, particularly the U.S., European and Asian markets.

(iii)   Ethane, propane and electricity

The subsidiary Riopol has an agreement with Petrobras for the supply of 392,500 metric tons of ethane a year, 392,500 metric tons of propane a year and 306.6 GWh of electricity a year.

(iv)   Sale of various products

The Company supplies to Petrobras many products it manufactures, such as solvents, butadiene, benzene, toluene, etc. These supplies are not covered by an agreement and take place on a regular basis at market prices.

•           OCS: The Company entered into a risk and insurance management agreement with OCS, amounting to R$ 3 million for a period of one year, which may be renewed for two additional years.

Braskem S.A. and Its Subsidiaries

Notes to the Consolidation Financial Statements

December 31, 2012, 2011 and 2010

All amounts in thousands of Brazilian reais unless otherwise stated

(c)               Key management personnel

The Company considers “Key management personnel” to be the members of the Board of Directors and the Executive Board, composed of the CEO and vice-presidents. Not all the members of the Executive Board are members of the statutory board.

Income statement transactions	2012	2011	2010

Remuneration
Short-term benefits to employees and managers	35,026	32,445	30,886
Post-employment benefit	214	223	383
Benefits on contract termination			892
Long-term incentives	565	1,519	2,320
Total	35,805	34,187	34,481

Balance sheet accounts	2012	2011

Long-term incentives	2,897	4,121
Total	2,897	4,121

12                Taxes recoverable

	Note	2012	2011

Parent Company and subsidiaries in Brazil
Excise tax (IPI)		32,734	31,575
Value-added tax on sales and services (ICMS) - normal operations	(a)	845,045	875,108
ICMS - credits from PP&E	(b)	178,920	182,856
Social integration program (PIS) and social contribution on revenue (COFINS) - normal operations	(c)	484,692	221,771
PIS and COFINS - creadis from PP&E	(c)	273,693	249,191
PIS and COFINS - Law 9,718/98	(d)	171,140	157,733
PIS - Decree-Law 2,445 and 2,449/88	(e)	104,256	199,972
Income tax and social contribution (IR and CSL)	(f)	452,867	372,489
REINTEGRA program	(g)	217,775	17,924
Other		150,980	152,258

Foreign subsidiaries
Value-added tax	(h)	90,301	64,291
Income tax		177	17,332
Other		765

Total		3,003,345	2,542,500

In current assets		1,476,211	1,036,253
In non-current assets		1,527,134	1,506,247
Total		3,003,345	2,542,500

Braskem S.A. and Its Subsidiaries

Notes to the Consolidation Financial Statements

December 31, 2012, 2011 and 2010

All amounts in thousands of Brazilian reais unless otherwise stated

(a)               ICMS – normal operations

The Company has accumulated ICMS credits over the past few years arising mainly from domestic sales subject to deferred taxation and export sales. This accumulation of tax credits was more evident in the states of Bahia, Rio Grande do Sul and São Paulo where most production units are concentrated.

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

•         Maintenance of the Agreement with the Government of the State of Bahia, which ensures the effective enforcement of State Decree No. 11,807 of October 27, 2009, which (i) gradually reduced the effective ICMS rate on domestic and imported naphtha acquired in that state and; (ii) established that the amount of R$ 9,100 per month can be deducted from the debt balance between April 2011 and March 2014, and the amount of R$ 5,907 per month between April 2014 and March 2018; and

•         In São Paulo, Braskem has been taking for the use of the credit balance, based on the flexibility allowed by the existence of various establishments of the Company in that state. In addition, negotiations are being made with the state treasury department to enable the transfer of part of the credit balance.

Based on the projection made by the Management of the Company for realizing these credits, the amountR$413,576 was recorded in consolidated non-current assets (R$685,487 in 2011).

(b)               ICMS – credits from PP&E

The recognition of the balances between current and non-current takes into account the tax rules limiting the realization of ICMS tax credits on the acquisition of property, plant and equipment.

(c)               PIS and COFINS

The Company has PIS and COFINS tax credits arising materially from the internal outflows promoted by the deferment of taxes and sales destined to foreign markets and those related to the acquisition of property, plant and equipment.

These credits are being realized in the ordinary course of the Company’s operations, in accordance with the applicable tax rules.

(d)               PIS and COFINS – Law 9,718/98

This account contains credits arising from legal discussions on the constitutionality of some aspects of Law No. 9,718/98. These credits are used to offset the federal taxes payable.

(e)               PIS – Decree-Laws 2,445 and 2,449/88

In 2011, Braskem recognized credits in the amount of R$ 155,505 arising from favorable decisions in lawsuits that challenged the constitutionality of Decree Laws No. 2,445 and No. 2,449/88.  In fiscal year 2012, the Company offset R$90,561 with federal taxes.

Braskem S.A. and Its Subsidiaries

Notes to the Consolidation Financial Statements

December 31, 2012, 2011 and 2010

All amounts in thousands of Brazilian reais unless otherwise stated

(f)                Income tax and social contribution

This account contains IR and CSL credits arising from prepayments in years that did not present taxable income at year end in addition to the taxes withheld on financial investments and restatements by the Selic basic interest rate. These credits will be realized by offsetting other federal taxes and witholdings payable.

(g)               REINTEGRA Program

On December 14, 2011, Federal Law 12,546 was approved, which created the program called “REINTEGRA”. The program aims to refund to exporters the federal taxes levied on the production chain for goods sold abroad. The amount to be refunded is equivalent to 3% of all export revenue and such credits may be made in two ways: (i) by offsetting own debits overdue or undue related to taxes levied by the Federal Revenue Service; or (ii) by a cash reimbursement.

On December 28, 2012, Provisional Presidential Decree 601 was enacted, which extended the program until December 31, 2013. In the fiscal yearended December 31, 2012, the Company recognized credits in the amount of R$228,052 (Note 32 (c)) and offset the amount of R$28,201.

(h)               Value added tax – subsidiaries abroad

On December 31, 2012, this line included:

(i)     R$28,150 from sales by Braskem Alemanha to other countries. These credits are realized on a monthly basis in cash;

(ii)   R$62,151 from purchases of machinery and equipment for the Ethylene XXI projects. These credits will be realized as from the start of operations of the project (Note 17).

Braskem S.A. and Its Subsidiaries

Notes to the Consolidation Financial Statements

December 31, 2012, 2011 and 2010

All amounts in thousands of Brazilian reais unless otherwise stated

13                Judicial deposits – non-current assets

	2012	2011
Judicial deposits
Tax contingencies	101,499	105,611
Labor and social security contingencies	73,177	60,187
Other	4,942	8,422
Total	179,618	174,220

As ofDecember 31, 2012, a portion of the above deposits is associated with legal proceedings for which the probability of loss is possible (Note 28) and a portion is associated with proceedings for which the probability of loss is remote. In addition, on December 31, 2012, the Company maintains escrow depoists amounts to R$44,163 (R$60,215 in 2011) related to legal proceedings for which the chance of loss was deemed as probable. Such deposits are ofsset by their respective provisions.

14                Insurance claims

On December 31, 2012, this item was as follows:

(i)       R$138,447 related to damages receivable from losses that occurred in December 2010 and February 2011 in the furnaces and electric system at the Olefins plants of the Basic Petrochemicals unit of the Camaçari Complex; and

(ii)     R$8,022 related to damages receivable from losses at the Chlor-Alkali plant in the state of Alagoas.

In the fiscal year, the Company received R$105,846 associated with these damages.

15                Other accounts receivable

(a)               Current

The main balances forming this line under current assets are:

(i)       R$91,090 in advances to service suppliers (R$96,213 in 2011);

(ii)     R$208,100 and R$444,000 in amounts receivable from Odebrecht Ambiental related to the divestment of the interests in Cetrel and Braskem Distribuidora (Note 6), respectively;

Braskem S.A. and Its Subsidiaries

Notes to the Consolidation Financial Statements

December 31, 2012, 2011 and 2010

All amounts in thousands of Brazilian reais unless otherwise stated

(b)               Non-current

The main balances under this item in non-current assets are:

(i)     Eletrobras compulsory loans

The compulsory loan created to benefit Eletrobras was instituted by Law 4,156/62 with the objective of financing the power industry. The amounts owed were charged monthly on the electricity bills of companies that surpassed a certain level of consumption. This compulsory loan was in force between 1962 and 1993.

Between 2001 and 2003, the merged companies Trikem S.A., Copesul – Companhia Petroquímica do Sul S.A. (“Copesul”), Companhia Alagoas Industrial – Cinal (“Cinal”) and the subsidiaries Alclor Química de Alagoas Ltda. (“Alclor”) and Braskem Petroquímica filed lawsuits claiming credits arising from amounts unduly paid to Eletrobras as compulsory loan, interest and monetary adjustment.

The Superior Court of Justice – STJ appeased the matter in favor of the taxpayers upon the judgment of RESP No. 1003955 and RESP No. 1028592 made after repetitive appeals under Article 543-C of the Civil Procedure Code, establishing this decision to all cases that address this matter. Meanwhile, through the judgment of the Interlocutory Appeal No. 735933 lodged by Eletrobras, the Federal Supreme Court (STF) consolidated the understanding of the STJ in the sense that the discussion over the matter relates to ordinary law.

In 2011, the lawsuits of Trikem S.A. and Braskem Petroquímica received final and unappealable decisions by the STJ, which exhausted the option of appealing these decisions. Accordingly, based on the opinion of its external legal advisors, the Company recognized in 2011 the corresponding credits, which, as per its understanding, are uncontested, amounting to R$51,000 and R$29,000, respectively, for the lawsuits of Trikem and Braskem Petroquímica. In 2012, the Company received the amount of R$21,932 related to part of the credits of the Braskem Petroquímica lawsuit.

In 2012, the lawsuits of Copesul and Cinal also received final and unappealable decisions by the STJ and/or by the Federal Regional Appellate Court – 1st Region. The Alclor lawsuit is pending trial at the STJ for the Internal Interlocutory Appeals filed by the Federal Revenue Service and by Eletrobras against the ruling that partially upheld the decision on the appeal to the STJ of the Company to apply the understanding adopted definitively in the trial of the abovementioned repetitive appeals. Therefore, in 2012, the Company recorded the amounts it deems uncontestable of the lawsuits filed by the companies Copesul, Cinal and Alclor, which totaled R$13,339.

The amounts recorded correspond to 60% of the total claimed and the legal counsels assess as probable the chance of obtaining a favorable outcome for receiving the remaining 40%.

On December 31, 2012, the balance of this account is R$71,895 (2011 – R$ 82,526).

(ii)  R$32,050 related to transaction costs of the subsidiary Braskem Idesa. These amounts will be transferred to non-current liabilities upon the inflow of funds from the Project Finance (Note 17).

Braskem S.A. and Its Subsidiaries

Notes to the Consolidation Financial Statements

December 31, 2012, 2011 and 2010

All amounts in thousands of Brazilian reais unless otherwise stated

16                Investments

(a)               Information on investments

			Adjusted net profit (loss)			Adjusted
		Interest in	for the year			equity
		total capital (%)	2012	2011	2010	2012	2011
		2012

Jointly-controlled subsidiaries
Polimerica	(i)			(239)	(2,625)		71,377
Propilsur		49.00	(556)	(1,305)	(3,564)	109,695	103,419
RPR		33.20	24,335	18,339	57,587	128,591	120,655

Associates
Borealis		20.00	16,102	22,307	15,028	165,459	149,349
Cetrel	(ii)				23,916
Companhia de Desenvolvimento
Rio Verde ("Codeverde")		35.97	(596)	1,561	(1,004)	46,342	66,606
Sansuy		20.00	(232)	(16)	(13)	1,722	1,954

(i)              Withdrawal of the interest in this investment in November 2012 (Note 1(b.4)(xxii)).

(b)               Description of jointly-controlled subsidiaries

The operations of jointly-controlled subsidiaries follow:

•      Propilsur – whose corporate purpose is to install the PP production unit in Venezuela.

•      RPR – its main activities are the refine, processing and sale and import of oil, its byproducts and correlated products.

(c)               Changes in investiments in jointly-controlled subsidiaries and associates

					Foreign currency
		Balance at		Equity	translation	Balance at
		2011	Dividends	in results	adjustment	2012

Jointly-controlled subsidiaries
Polimerica	(i)	30,502		(30,742)	240
Propilsur		43,447		(2,330)	3,028	44,145
RPR		40,063	(4,399)	7,033		42,697
Total jointly-controlled subsidiaries		114,012	(4,399)	(26,039)	3,268	86,842

Associate
Borealis		29,870	(1,700)	3,775		31,945
Total associate		29,870	(1,700)	3,775		31,945

(i)              Withdrawal of the interest in this investment in November 2012 (Note 1(b.4)(xix)).

Braskem S.A. and Its Subsidiaries

Notes to the Consolidation Financial Statements

December 31, 2012, 2011 and 2010

All amounts in thousands of Brazilian reais unless otherwise stated

(d)               Breakdown of equity accounting results

	2012	2011	2010

Equity in results of jointly-controlled subsidiaries and associate	(22,199)	3,270	22,536
Provision for losses on investments		(18)	(96)
Dividends received from other investments / other	(3,608)	(4,917)	(4,225)
	(25,807)	(1,665)	18,215

17                Property, plant and equipment

	Note	Land	Buildings and Improvements	Machinery, Equipment and Facilities	Projects and Stoppage in Progress	Other	Total

Cost		418,426	1,859,991	22,782,338	3,771,381	941,649	29,773,785
Accumulated depreciation/depletion			(678,524)	(7,923,353)		(349,151)	(8,951,028)
Provision for impairment	(i)			(160,036)			(160,036)
Balance as of December 31, 2011		418,426	1,181,467	14,698,949	3,771,381	592,498	20,662,721

Acquisitions		9,909	2,837	192,924	2,424,055	901	2,630,626
Capitalized financial charges	19(f)				162,227		162,227
Desconsolidation of jointly-controlled subsidiaries		(3,804)	(912)	(19,193)	(95,823)	(30,330)	(150,062)
Foreign currency translation adjustment		3,824	3,613	45,882	49,226	34,714	137,259
Transfers by concluded projects		1,344	22,700	2,106,861	(2,159,212)	28,307
Transfers to intangible					(25,891)	(261)	(26,152)
Other disposals, net of depreciation/depletion		(1,945)	(5,983)	(48,591)	(11,211)	(10,095)	(77,825)
Depreciation / depletion			(68,436)	(1,659,385)		(110,628)	(1,838,449)
Non-current assets held for sale	(ii)	(5,162)	(31,484)	(15,500)	(1,361)	(3,220)	(56,727)
Write off due to divestment	(iii)	(5,515)	(54,544)	(85,542)	(55,660)	(67,137)	(268,398)
Reversal of provision				1,565			1,565

Net book value		417,077	1,049,258	15,217,970	4,057,731	434,749	21,176,785
Cost		417,077	1,749,193	24,672,589	4,057,731	805,160	31,701,750
Accumulated depreciation/depletion			(699,935)	(9,296,148)		(370,411)	(10,366,494)
Provision for impairment	(i)			(158,471)			(158,471)
Balance as of December 31, 2012		417,077	1,049,258	15,217,970	4,057,731	434,749	21,176,785

(i)      Impairment of plants hibernated in 2008 and 2009.
(ii)     Transfer of assets from Quanti and IQAG to “non-current assets held-for-sale” (Note 6).
(iii)   Write-off due to divestment of the equity interests in Cetrel and Braskem Distribuidora (Note 6).

The projects in progress mainly relate to operating improvements and to the Ethylene XXI (Note 1(b.3)).

Braskem offered in guarantee plants, land, real estate properties and machinery and equipment in the amount of R$3,415,319 (R$3,428,276 in 2011) to comply with the obligations assumed in financing agreements (Note 19(g)).

Braskem S.A. and Its Subsidiaries

Notes to the Consolidation Financial Statements

December 31, 2012, 2011 and 2010

All amounts in thousands of Brazilian reais unless otherwise stated

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

In view of all the analysis made throughtout 2012, Braskem’s management understood that there was no need to conduct an impairment test for the assets of the Foreign Business and Chemical Distribution operating segments, as well as of the CGUs UNIB-Bahia and UNIB-Southeast.

Despite this conclusion, Braskem conducted an impairment test for the assets of the Polyolefins and Vinyls operating segments and CGU UNIB-South since they are associated with goodwill from future profitability (Note 18(a)).

18                Intangible assets

		Goodwill
		based on			Costumers
		expected future	Brands	Software	and Suppliers
		profitability	and Patents	licenses	Agreements	Total

Cost		3,194,545	189,745	410,231	671,190	4,465,711
Accumulated amortization		(1,130,794)	(62,217)	(162,444)	(93,564)	(1,449,019)
Balance as of December 31, 2011		2,063,751	127,528	247,787	577,626	3,016,692

Acquisitions				15,734		15,734
Foreign currency translation adjustment			1,060	1,369	14,700	17,129
Transfer			588	(588)
Transfers from PP&E			7,974	18,178		26,152
Disposals, net of depreciation/depletion				(448)		(448)
Amortization			(8,924)	(53,181)	(56,992)	(119,097)
Non-current assets held for sale	(i)	(4,833)		(8,413)		(13,246)
Write off due to divestment	(ii)			(1,950)		(1,950)

Net book value		2,058,918	128,226	218,488	535,334	2,940,966
Cost		3,187,722	199,367	402,396	685,890	4,475,375
Accumulated amortization		(1,128,804)	(71,141)	(183,908)	(150,556)	(1,534,409)
Balance as of December 31, 2012		2,058,918	128,226	218,488	535,334	2,940,966

Average annual rates of amortization			5.58%	11.75%	10.78%

(i)      Transfer of assets from Quanti and IQAG to “non-current assets held-for-sale” (Note 6).

(ii)     Write off due to divestment of the equity interests in Cetrel and Braskem Distribuidora (Note 6).

(a)               Impairment test of goodwill based on future profitability

The Company’s goodwill was systematically amortized until December 2008. As from 2009, it has been subject to annual impairment tests in accordance with the provisions in IAS 36. On December 31, 2012, the goodwill of the Company is allocated at the CGU of UNIB-South and at the Polyolefins and Vinyls operating segments.

The CGU UNIB-South belongs to the Basic Petrochemicals operating segment, which is divided into three CGUs. The other CGU, called UNIB-Bahia and UNIB-Southeast do not have goodwill allocated.

The Polyolefins operating segment is divided into two CGUs: Polyethylene and Polypropylene. Part of the industrial plants that compose these CGUs was acquired in a business combination that resulted in a goodwill based on the future profitability of these plants. The Company’s management established that the benefits from the synergy of this transaction should be associated with all units acquired and, therefore, the goodwill recognized is allocated and monitored at the lowest level of the corresponding group of assets, which is the Polyolefins operating segment.

In October 2012, Braskem conducted an impairment test of the goodwill of the Polyolefins and Vinyls operating segments and CGU UNIB-South using the value in use method (discounted cash flow) and did not identify any loss, as shown in the table below:

			Book value
	Allocated	Cash flow	(with goodwill	CF/Book
	goodwill	(CF)	and working capital)	value
CGU and operating segments
CGU - UNIB - South	926,854	15,016,575	1,095,423	13.7
Operating segment - Polyolefins	939,711	24,193,198	8,412,608	2.9
Operating segment - Vinyls	192,353	5,808,680	3,318,655	1.8

The following premises were adopted to determine the discounted cash flow: cash flow for 5 years based on the Business Plan, discount rate based on the Weighted Average Cost of Capital (WACC) of 10.76% p.a. and no real growth rate.

(b)               Sensitivity analysis

Given the potential impact on cash flows of the “discount rate” and the “growth rate in perpetuity”, Braskem conducted a sensitivity analysis based on changes in these variables, with cash flows shown in the table below:

		-0,5% on
	+0,5% on	growth rate
	discount rate	to perpetuity
CGU and operating segments
CGU - UNIB - South	13,993,537	14,210,390
Operating segment - Polyolefins	22,060,565	22,481,489
Operating segment - Vinyls	5,322,357	5,414,768

Braskem S.A. and Its Subsidiaries

Notes to the Consolidation Financial Statements

December 31, 2012, 2011 and 2010

All amounts in thousands of Brazilian reais unless otherwise stated

19                Borrowings

		Annual financial charges
			Average interest (unless otherwise stated)
		Monetary restatement		2012	2011
Foreign currency
Bonds and Medium term notes (MTN)		Note 19 (a)	Note 19 (a)	9,278,759	6,147,427
Advances on exchange contracts	(i)	US dollar exchange variation	1.54%	173,939	131,668
Export prepayments		Note 19 (b)	Note 19 (b)	513,610	1,781,346
BNDES		Note 19 (c)	Note 19 (c)	495,260	413,722
Export credit notes		Note 19 (d)	Note 19 (d)	787,687	723,153
Project financing (NEXI)	(ii)	Yen exchange variation	0.95% above Tibor		26,318
Other		US dollar exchange variation	1.58% above Libor	917,283	476,086
Other		Exchange variation (UMBNDES)	6.08%	768
Transactions costs, net				(60,285)	(84,525)

Local currency
Export credit notes		Note 19 (d)	Note 19 (d)	2,384,414	2,281,814
BNDES		Note 19 (c)	Note 19 (c)	2,381,892	2,556,521
BNB/ FINAME/ FINEP/ FUNDES			7.08%	605,273	504,476
BNB/ FINAME/ FINEP/ FUNDES		TJLP	0.37%	25,746	40,372
Other		Post-fixed monetary correction	106% of CDI		148,158
Other		TJLP	2.87%	7,292
Transactions costs, net					(1,724)
Total				17,511,638	15,144,812

Current liabilities				1,836,028	1,391,779
Non-current liabilities				15,675,610	13,753,033
Total				17,511,638	15,144,812

(i)    The Company has derivatives contracts in order to offset fluctuations in the U.S. dollar for these transactions (Note 20.2.1(a.iv)).

(ii)  In June 2012, the Company paid at maturity the borrowing denominated in yen contracted from Nippon Export and Investment Insurance (“NEXI”).

Braskem S.A. and Its Subsidiaries

Notes to the Consolidation Financial Statements

December 31, 2012, 2011 and 2010

All amounts in thousands of Brazilian reais unless otherwise stated

(a)               Bonds and MTN

		Issue amount		Interest
Issue date		(US$ in thousands)	Maturity	(% per year)	2012	2011
July 1997		250,000	June 2015	9.38	134,175	123,379
January 2004		250,000	January 2014	11.75	169,609	166,392
September 2006		275,000	January 2017	8.00	275,270	253,563
June 2008		500,000	June 2018	7.25	1,026,894	942,622
May 2010		400,000	May 2020	7.00	820,621	752,951
May 2010		350,000	May 2020	7.00	722,596	663,296
October 2010		450,000	no maturity date	7.38	935,776	858,981
April 2011		750,000	April 2021	5.75	1,545,798	1,419,013
July 2011		500,000	July 2041	7.13	1,053,701	967,230
February 2012	(i)	250,000	April 2021	5.75	516,995
February 2012	(ii)	250,000	no maturity date	7.38	519,876
May 2012	(iii)	500,000	May 2022	5.38	1,030,598
July 2012	(iv)	250,000	July 2041	7.13	526,850
Total		4,975,000			9,278,759	6,147,427

(i)       Additional issue to the operation that Braskem Finance carried out in April 2011, in the amount of US$750 million.

(ii)     Additional issue to the perpetual bond issue carried out by Braskem Finance in October 2010 in the amount of US$450 million.

(iii)   Operation conducted by Braskem Financewith interest payments on May 2 and November 2 of each year.

(iv)   Operation conducted by Braskem America Finance.

Braskem S.A. and Its Subsidiaries

Notes to the Consolidation Financial Statements

December 31, 2012, 2011 and 2010

All amounts in thousands of Brazilian reais unless otherwise stated

(b)               Export prepayments (“EPP”)

		Initial amount
		of the transaction
Issue date		(US$ thousand)	Maturity	Charges (% per year)	2012	2011
December 2005		55,000	December 2012	US dollar exchange variation + semiannual Libor + 1.60		25,803
July 2006	(i)	95,000	June 2013	US dollar exchange variation + 3.17		33,416
July 2006	(i)	75,000	July 2014	US dollar exchange variation + 2.73		72,696
March 2007	(i)	35,000	March 2014	US dollar exchange variation + 4.10		47,147
April 2007	(ii)	150,000	April 2014	US dollar exchange variation + 3.40		282,206
March 2010	(i)	100,000	March 2015	US dollar exchange variation + 4.67		190,808
May 2010		150,000	May 2015	US dollar exchange variation + semiannual Libor + 2.40	307,406	282,093
June 2010	(i)	150,000	June 2016	US dollar exchange variation + semiannual Libor + 2.60		281,869
December 2010		100,000	December 2017	US dollar exchange variation + semiannual Libor + 2.47	206,204	187,783
March 2011	(iii)	200,000	February 2021	US dollar exchange variation + semiannual Libor + 1.20		377,525
Total		1,110,000			513,610	1,781,346

(i)       The Company prepaid these borrowings.

(ii)     On December 31, 2012, this borrowing of the Braskem S.A. was offset with a financial investment by the subsidiary Braskem Holanda (Note 8).

(iii)   The operation established formal financial covenants for the Company. With the prepayment of this operation, the liability no longer exists. This was the only operation that imposed financial covenants on the Company.

Braskem S.A. and Its Subsidiaries

Notes to the Consolidation Financial Statements

December 31, 2012, 2011 and 2010

All amounts in thousands of Brazilian reais unless otherwise stated

(c)               BNDES borrowings

Projects		Issue date	Maturity	Charges (% per year)	2012	2011

Foreign currency
Other	(i)	2005/2006	October 2016	US dollar exchange variation + 6.36	7,708	11,764
Other	(i)	2005/2006	May 2013	Monetary variation (UMBNDES) + 5.46	100	3,683
Plant PP - Paulinia	(ii)	2006	January 2015	US dollar exchange variation + 6.49		25,546
Limit of credit UNIB-South	(iii)	2006	July 2014	US dollar exchange variation + 5.38 to 6.06	10,747	17,866
Braskem Qpar expansion	(i)	2006/2007/2008	April 2016	US dollar exchange variation + 6.06 to 6.36	21,072	44,047
Braskem Qpar expansion	(i)	2006/2007/2008	January 2015	Monetary variation (UMBNDES) + 6.21	2,099	2,862
Limit of credit I	(iii)	2007	April 2015	US dollar exchange variation + 4.88 to 5.77	42,519	57,813
Green PE		2009	July 2017	US dollar exchange variation + 6.14	44,440	49,463
Limit of credit II	(iii)	2009	January 2017	US dollar exchange variation + 6.14	93,354	87,694
New plant PVC Alagoas		2010	January 2020	US dollar exchange variation + 6.14	101,647	68,630
Limit of credit III	(iii)	2011	January 2018	US dollar exchange variation + 5.98 to 6.01	143,186	28,169
Butadiene		2011	January 2021	US dollar exchange variation + 6.01	28,388	16,185
					495,260	413,722

Local currency
Other	(i)	2005/2006	September 2016	TJLP + 2.40 to 2.80	67,218	166,862
Plant PP - Paulinia	(ii)	2006	December 2014	TJLP + 2.40 to 3.40		245,014
Limit of credit UNIB-South	(iii)	2006	May 2014	TJLP + 2.02 to 3.00	44,432	92,131
Braskem Qpar expansion	(i)	2006/2007/2008	February 2016	TJLP + 1.00 to 3.50	197,546	460,270
Limit of credit I	(iii)	2007	April 2015	TJLP + 1.81 to 2.32	173,477	260,851
Green PE		2008/2009	June 2017	TJLP + 0.00 to 4.78	414,278	508,083
Limit of credit II	(iii)	2009	January 2017	TJLP + 2.58 to 3.58	319,039	327,902
Limit of credit II	(iii)	2009	January 2017	4.50	14,252	17,582
New plant PVC Alagoas		2010	December 2019	TJLP + 0.00 to 3.58	351,406	261,403
New plant PVC Alagoas		2010	December 2019	5.50	43,066	30,129
Limit of credit III	(iii)	2011	January 2018	TJLP + 2.05 to 3.45	582,981	122,234
Limit of credit III	(iii)	2011	July 2018	4.00	64,095
Butadiene		2011	December 2020	TJLP + 2.15 to 3.45	110,102	64,060
					2,381,892	2,556,521

Total					2,877,152	2,970,243

(i)      Borrowings settled in advance.

(ii)    The Company settled part of these borrowings in advance.

(iii)  Refer to revolving credit lines, with limits stipulated by BNDES, and the funds of which are aimed at the current investments of the Company and investments in research, development and innovation.

In December 2011, BNDES approved a new revolving credit line limit for the Company in the total amount of R$2.5 billion, which may be used for five years as from the date it is contracted. The funds are being used in the Company’s investment plan for 2011 to 2013. As of December 31, 2012, a total of R$713 million has been released, of which R$562 million was released in 2012.

Braskem S.A. and Its Subsidiaries

Notes to the Consolidation Financial Statements

December 31, 2012, 2011 and 2010

All amounts in thousands of Brazilian reais unless otherwise stated

(d)               Export credit notes (“NCE”)

		Initial amount
Issue date		of the transaction	Maturity	Charges (% per year)	2012	2011

Foreign currency
November 2006		167,014	May 2018	Us dollar exchange variation + 8.10	161,150	147,991
April 2007		101,605	March 2018	Us dollar exchange variation + 7.87	104,029	95,533
May 2007		146,010	May 2019	Us dollar exchange variation + 7.85	154,298	141,636
January 2008		266,430	February 2020	Us dollar exchange variation + 7.30	315,973	290,043
March 2008		41,750	March 2016	Us dollar exchange variation + 7.50	52,237	47,950
		722,809			787,687	723,153

Local currency
December 2005	(i)	100,000	March 2014	106% of CDI		105,345
January 2006	(i)	11,500	January 2014	108% of CDI		7,731
April 2010		50,000	March 2014	12.16	65,678	60,861
June 2010		200,000	June 2014	12.13	256,471	237,590
September 2010	(ii)	71,000	September 2012	100.7% of CDI		81,818
February 2011		250,000	February 2014	99% of CDI	297,434	274,613
April 2011	(iii)	450,000	April 2019	112.5% of CDI	456,876	461,209
June 2011		80,000	June 2014	98.5% of CDI	91,563	84,572
August 2011	(iii)	400,000	August 2019	112.5% of CDI	402,527	404,267
October 2011		250,000	April 2012	108.3% of CDI		158,568
November 2011	(i)	400,000	November 2019	112.5% of CDI		405,240
January 2012		200,000	December 2013	103% of CDI	217,320
June 2012		100,000	June 2014	103% of CDI	103,818
September 2012		300,000	September 2015	103% of CDI	305,684
October 2012		85,000	September 2014	98.5% of CDI	86,419
November 2012		100,000	November 2013	106% of CDI	100,624
Total		3,047,500			2,384,414	2,281,814

(i)      Borrowings settled in advance.

(ii)    The Company had a swap operation for this borrowing, which was designated as hedge accounting. Both the borrowing and the swap were settled at maturity.

(iii)  The Company entered into swap transactions for these NCE contracts in order to offset the variation in the Interbank Certificate of Deposit (CDI) rate (Note 20.2.1(a.i)).

Braskem S.A. and Its Subsidiaries

Notes to the Consolidation Financial Statements

December 31, 2012, 2011 and 2010

All amounts in thousands of Brazilian reais unless otherwise stated

(e)               Payment schedule

The maturity profile of the long-term amounts is as follows:

	2012	2011

2013		1,252,464
2014	1,759,551	1,781,917
2015	1,515,498	1,123,509
2016	1,092,519	1,204,472
2017	715,362	565,456
2018	1,512,383	1,331,131
2019	1,146,166	1,536,264
2020	1,884,761	1,754,200
2021	2,059,513	1,430,065
2021 and thereafter	3,989,857	1,773,555
Total	15,675,610	13,753,033

(f)                Capitalized financial charges

The Company capitalized financia l charges in the year ended December 31, 2012 in the amount of R$162,227 (R$101,721 in 2011), including monetary variation and part of the exchange variation. The average rate of these charges in the year was 6.98% p.a. (7.68% p.a. in 2011).

(g)               Guarantees

Braskem gave collateral for part of its borrowings as follows:

		Total	Total
Loans	Maturity	debt 2012	guaranteed	Guarantees

BNB	December 2022	310,107	310,107	Mortgage of plants, pledge of machinery and equipment
BNDES	January 2021	2,877,152	2,877,152	Mortgage of plants, land and property, pledge of machinery and equipment
FUNDES	May 2020	215,022	215,022	Mortgage of plants, land and property, pledge of machinery and equipment
FINEP	January 2019	100,912	100,912	Bank surety
FINAME	February 2022	4,978	5,883	Pledge of equipment
Other	May 2013	8,060	8,060	Mortgage of plants and promissory note
Total		3,516,231	3,517,136

(h)               Financial covenants

The Company settled all borrowing agreements that established limits for certain indicators related to the capacity to contract debt and pay interest.

Braskem S.A. and Its Subsidiaries

Notes to the Consolidation Financial Statements

December 31, 2012, 2011 and 2010

All amounts in thousands of Brazilian reais unless otherwise stated

20                Financial instruments

20.1          Non-derivative financial instruments

		Fair value		Book value		Fair value
	Classification by category	hierarchy	Note	2012	2011	2012	2011

Cash and cash equivalents			7
Cash and banks	Loans and receivables			398,142	349,916	398,142	349,916
Financial investments in Brazil	Held-for-trading	Level 2		393,348	435,580	393,348	435,580
Financial investments in Brazil	Loans and receivables			899,816	1,464,245	899,816	1,464,245
Financial investments abroad	Held-for-trading	Level 2		1,596,316	737,078	1,596,316	737,078
				3,287,622	2,986,819	3,287,622	2,986,819

Financial investments			8
FIM Sol investments	Held-for-trading	Level 2		50,803	36,410	50,803	36,410
Investments in foreign currency	Held-for-trading	Level 2		5,256	10,716	5,256	10,716
Investments in foreign currency	Held-to-maturity			15,731		15,731
Shares	Held-for-trading	Level 1		3,023	3,023	3,023	3,023
FIM Sol investments	Loans and receivables			77,469	116,007	77,469	116,007
Investments in national currency	Loans and receivables			513		513
Quotas of receivables investment fund	Held-to-maturity			52,559	34,720	52,559	34,720
Restricted deposits	Held-to-maturity			1,281	4,173	1,281	4,173
				206,635	205,049	206,635	205,049

Trade accounts receivable	Loans and receivables		9	2,364,222	1,894,812	2,364,222	1,894,812

Related parties			11
Assets	Loans and receivables			141,539	144,760	141,539	144,760
Liabilities	Loans and receivables				44,833		44,833

Other receivables
Disposal of shareholdings	Loans and receivables		6	652,100		652,100

Trade payables	Other financial liabilities			8,897,597	6,847,340	8,897,597	6,847,340

Borrowings			19
Foreign currency	Other financial liabilities			12,166,538	9,699,720	12,920,332	9,956,792
Local currency	Other financial liabilities			5,404,617	5,531,341	5,405,688	5,531,765
				17,571,155	15,231,061	18,326,020	15,488,557

Debentures	Other financial liabilities				19,102		19,102

Other payables			27
Creditors for the acquisitions of shares	Other financial liabilities			256,030	235,968	256,030	235,968
Accounts payable to non-controlling	Other financial liabilities			260,649		260,649
				516,679	235,968	516,679	235,968

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

(ii)    trade accounts receivable and trade payables approximate their respective carrying amount due to the short-term maturity of these instruments.

Braskem S.A. and Its Subsidiaries

Notes to the Consolidation Financial Statements

December 31, 2012, 2011 and 2010

All amounts in thousands of Brazilian reais unless otherwise stated

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

(b)               Fair value hierarchy

The Company adopts IFRS 7 for financial instruments that are measured in the balance sheet; this requires disclosure of measurements by level of the following fair value measurement hierarchy:

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

20.2          Derivative financial instruments

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

All derivative financial instruments held at December 31, 2012 were contracted on Over the Counter - OTC markets with large financial counterparties under global derivative contracts in Brazil or abroad and its fair value is classified as Level 2.

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

Braskem may elect derivatives as hedges for the application of hedge accounting in accordance with IAS 39-32 and IFRS 7. The hedge designation is not mandatory. In general, Braskem will elect to designate derivatives as hedges when the application is expected to provide a significant improvement in the presentation of the offsetting effect of derivatives on the changes in the hedged items.

Braskem S.A. and Its Subsidiaries

Notes to the Consolidation Financial Statements

December 31, 2012, 2011 and 2010

All amounts in thousands of Brazilian reais unless otherwise stated

20.2.1    Changes in derivative financial instruments

				Operation characteristics			Change in
			Fair value				fair value	Financial
Identification			hierarchy	Principal exposure	Derivatives	2011	(Note 20.2.2)	settlement	2012

Non-hedge accounting transactions
Foreign exchange swap	(i)		Level 2	Yen	CDI	649	(142)	(507)
Foreign exchange swap		Note 20.2.1 (a.i)	Level 2	CDI	Dolar	70,969	189,440	26,208	286,617
Repurchase of shares swap (3º program)			Level 2	Share value	CDI	2,263	(4,305)	2,042
Repurchase of shares swap (4º program)			Level 2	Share value	CDI		(100)	100
Commodity swap - naphtha	(ii)		Level 2	Fixed price	Variable price	480	(24)	(456)
Merchandise term - ethanol	(ii)		Level 2	Variable price	Fixed price	(202)	(51)	253
Crack swap - naphtha	(ii)		Level 2	Brent (iii)	Naphtha		543	(543)
Non-deliverable forward ("NDF") - ethanol	(ii)	Note 20.2.1 (a.ii)	Level 2	Reais	Dollar		14,899	(13,108)	1,791
Contract for the future purchase - ethanol	(ii)	Note 20.2.1 (a.iii)	Level 1	Fixed price	Variable price		31	(29)	2
Contract for the future sale in euro	(ii)		Level 1	Reais	Euro		149	(149)
Exchange swap		Note 20.2.1 (a.vi)	Level 2	Dolar	CDI		5,466	(498)	4,968
						74,159	205,906	13,313	293,378

Hedge accounting transactions
Interest rate swaps	(iv)		Level 2	Libor	Fixed rate	19,309	(685)	(18,624)
Interest rate swaps	(v)		Level 2	Pre-contractual rate	CDI	(833)	(1,263)	2,096
						18,476	(1,948)	(16,528)

Current assets (other receivables)						(1,035)
Current liability (derivatives operations)						83,392			293,378
Non-current liabilities (derivatives operations)						10,278
						92,635			293,378

(i)       In June 2012, the Company paid at maturity the borrowing denominated in yen contracted from NEXI.

(ii)      The Company entered into commodity derivative operations through swap instruments and naphtha and ethanol futures in order to protect itself from the fluctuations in feedstock prices to which it was exposed in certain transactions.

(iii)    Brent – reference oil price.

(iv)    The company settled in advance the borrowings that are subject to hedge accounting (Note 19 (b.i)).

(v)      In September 2012, the Company settled at maturity the NCE contract that was classified as hedge accounting (Note 19(d)).

The counterparties in these contracts are daily monitored based on the analysis of their respective ratings and Credit Default Swaps – CDS. Braskem has many bilateral risk mitigators in its derivative contracts, such as the possibility of depositing or requesting deposits of a guarantee margin from the counterparties it deems convenient. On December 31, 2012, the Company had security deposits related to NCE currency swaps (Note 20.2.1(a.i)) amounting to R$185,000.

Braskem S.A. and Its Subsidiaries

Notes to the Consolidation Financial Statements

December 31, 2012, 2011 and 2010

All amounts in thousands of Brazilian reais unless otherwise stated

(a)               Non-hedge accounting transactions

The Company has operations that were not designated as hedge accounting since the risks posed to the principals protected are satisfactorily represented by the coinciding results from the variation in the exposure indexes of the principal and the variation in the fair value of the derivatives.

The regular changes in the fair value of these derivatives are recorded as financial income or expenses in the same period in which they occur. In the year ended December 31, 2012, the Company recognized a financial expense of R$209,603.

(a.i)     Swaps related to NCE

The Company contracted swap transactions to offset the variation in the rates of the NCE contracts (Note 19(d)). In these operations, the Company receives 112.5% of the CDI rate and pays the fixed rate of the currency coupon swap, periodically and coinciding with the cash flow from debt.

				Fair value
Identification	Nominal value	Interest rate	Maturity	2012	2011
Swap NCE I	200,000	5.44%	August 2019	82,812	32,023
Swap NCE II	100,000	5.40%	August 2019	39,008	13,952
Swap NCE III	100,000	5.37%	August 2019	37,333	12,512
Swap NCE IV	100,000	5.50%	April 2019	29,904	6,267
Swap NCE V	100,000	5.50%	April 2019	29,250	6,215
Swap NCE VI	150,000	5.43%	April 2019	38,585
Swap NCE VII	100,000	4.93%	April 2019	29,725
Total	850,000			286,617	70,969

In current liabilities (derivatives operations)				286,617	70,969
Total				286,617	70,969

(a.ii)    NDF – ethanol

The Company contracted NDFs to exchange its exposure to the ethanol feedstock (traded in Brazilian real) used to make green polyethylene, which is traded in U.S. dollar. In these operations, the Company exchanges its exposure to prices in Brazilian real for U.S. dollar.

Identification		Fixed exchange	Maturity	Fair value
	Nominal value	(hedge)		2012	2011
NDF	5,690	1.9237	January 2013	366
NDF	5,514	1.8552	January 2013	569
NDF	3,014	1.8102	January 2013	394
NDF	4,545	1.8580	January 2013	462
Total	18,763			1,791

Current liability (hedge operations)				1,791
Total				1,791

Braskem S.A. and Its Subsidiaries

Notes to the Consolidation Financial Statements

December 31, 2012, 2011 and 2010

All amounts in thousands of Brazilian reais unless otherwise stated

(a.iii)   Future ethanol purchases

The Company also entered into currency swap transactions through futures to protect its cash flow, exchanging its exposure to prices in Brazilian real for U.S. dollar, since ethanol (the main feedstock used to make green polyethylene) is traded in Brazilian real.

Identification		Fixed price R$/m3		Fair value
	Nominal value	(hedge)	Maturity	2012	2011
Ethanol future purchase - BMF	251	1,195.00	January 2013	2
Total	251			2

In current liabilities (hedge operations)				2
Total				2

(a.iv)   Currency swaps

The Company contracted swaps to offset the variation in the rates of advances on exchange contracts (“ACC”) (Note 19). In these operations, the Company receives a fixed rate and currency variation and pays a percentage of the variation in the CDI rate, in a way that coincides with the cash flow from debt.

Identification		Interest rate		Fair value
	Nominal value	(hedge)	Maturity	2012	2011
Swap ACC	35,000	99.85% CDI	November 2013	2,180
Swap ACC	50,000	99.75% CDI	November 2013	2,788
Total	85,000			4,968

In current assets (other receivables)				4,968
Total				4,968

Braskem S.A. and Its Subsidiaries

Notes to the Consolidation Financial Statements

December 31, 2012, 2011 and 2010

All amounts in thousands of Brazilian reais unless otherwise stated

(b)               Hedge accounting transactions

On December 31, 2012, all operations classified under hedge accounting had been settled.

(b.i)     Effectiveness test of transactions designated for hedge accounting

During the year, the Company showed that the derivatives held as hedge accounting were effective in offsetting the changes in the hedged item from the time the derivatives were contracted until the settlement of underlying transactions, and that all other conditions for qualifying these instruments for hedge accounting were met. Accordingly, the effective portion of the changes in the fair value of the derivatives, amounting to R$1,948 (Note 20.2.2), was recorded under "other comprehensive income", completely transferred to profit or loss after the settlement of underlying transactions.

(c)               Estimated maximum loss

The amount at risk of the derivatives held by Braskem on December 31, 2012, which is defined as the highest loss that could result in one month and in 95% of the cases under normal market conditions, was estimated by the Company at US$19,565 thousand for the EPP swaps and US$3,361 thousand for the NCE swap.

20.2.2    Hedge operations presented under

“other comprehensive income” in shareholders' equity

The derivatives designated as cash flow hedge impacted “other comprehensive income”. The appropriations of interest are allocated to interest expenses in the financial expenses group. The table below shows the summary of changes:

		Appropriation of	Change in
	2011	interest	fair value	2012
Swaps EPP	(17,071)	16,386	685
Swaps NCE	833	(2,096)	1,263
	(16,238)	14,290	1,948

In the year ended December 31, 2012, the appropriation of accrued interest and change in the fair value of derivatives designated as “cash flow hedge” was R$16,238, which, with the effect of income tax and social contribution of R$5,522, amounts to R$10,716 and is presented in “other comprehensive income” (Note 29(i)).

Braskem S.A. and Its Subsidiaries

Notes to the Consolidation Financial Statements

December 31, 2012, 2011 and 2010

All amounts in thousands of Brazilian reais unless otherwise stated

20.3          Credit quality of financial assets

(a)               Trade accounts receivable

Virtually none of Braskem’s clients have risk ratings assigned by credit rating agencies. For this reason, Braskem developed its own credit rating system for all accounts receivable from domestic clients and for part of the accounts receivable from foreign clients. Braskem does not apply this rating to all of its foreign clients because most accounts receivable from them are covered by an insurance policy or letters of credit issued by banks. On December 31, 2012, the credit ratings were as follows:

			Percentage (%)
			2012	2011
1	Minimum risk		21.19	24.09
2	Low risk		32.04	33.04
3	Moderate risk		33.68	30.25
4	High risk		4.23	4.24
5	Very high risk	(*)	8.85	8.38

(*) Most clients in this group are inactive and the respective accounts are in the process of collection actions in the courts. Clients in this group that are still active buy from Braskem and pay in advance.

Default indicators for the periods ended:

	Domestic Market (LTM)	Export Market (LTM)
December 31, 2012	0.28%	0.37%
December 31, 2011	0.18%	0.43%
December 31, 2010	0.13%	0.37%

LTM – last 12 months

Braskem S.A. and Its Subsidiaries

Notes to the Consolidation Financial Statements

December 31, 2012, 2011 and 2010

All amounts in thousands of Brazilian reais unless otherwise stated

(b)               Other financial assets

In order to determine the credit ratings of counterparties in financial assets classified as cash and cash equivalents, held-for-trading, held-to-maturity and loans and receivables, Braskem uses the following credit rating agencies: Standard & Poor’s, Moody’s and Fitch Ratings.

	2012	2011
Financial assets with risk assessment
AAA	2,484,788	2,868,992
AA+	190,660
AA	5	206
AA-	449,555	72,029
A+	120,123	96,464
A	19	28
A-	80,231	71,367
BB+		19,028
B+		3,590
	3,325,381	3,131,704
Financial assets without risk assessment
Quotas of investment funds in credit rights (i)	103,359	34,720
Sundry funds (ii)	60,356	10,723
Restricted deposits (iii)	1,281	4,173
Other financial assets with no risk assessment	3,880	10,548
	168,876	60,164

Total	3,494,257	3,191,868

(i)         Financial assets with no internal or external ratings and approved by the Management of the Company.
(ii)       Investment funds, whose portfolio is composed of assets from major financial institutions and that comply with Braskem’s financial policy.
(iii)      Risk-free financial assets

Braskem’s financial policy determines “A-” as the minimum rating for financial investments. On December 31, 2011, the balances rated “B+” and “BB+" refer to the balance of the jointly-owned subsidiary Propilsur, in the amount of R$19,028, and Time Deposits with Special Guarantee (Depósitos a Prazo com Garantia Especial – DPGE) in the amount of R$3,590. DPGEs are guaranteed by the Credit Guarantee Fund – FGC (Fundo Garantidor de Crédito), which makes these investments adequate for Braskem’s policy.

Braskem S.A. and Its Subsidiaries

Notes to the Consolidation Financial Statements

December 31, 2012, 2011 and 2010

All amounts in thousands of Brazilian reais unless otherwise stated

20.4          Sensitivity analysis

Financial instruments, including derivatives, may be subject to changes in their fair value as a result of the variation in commodity prices, foreign exchange rates, interest rates, shares and share indexes, price indexes and other variables. The sensitivity of the derivative and non-derivative financial instruments to these variables are presented below.

(a)               Selection of risks

On December 31, 2012, the main risks that can affect the value of Braskem’s financial instruments are:

•      Brazilian real/U.S. dollar exchange rate;

•      Libor floating interest rate;

•      CDI interest rate; and

•      TJLP interest rate.

For the purposes of the risk sensitivity analysis, Braskem presents the exposures to currencies as if they were independent, that is, without reflecting in the exposure to a foreign exchange rate the risks of the variation in other foreign exchange rates that could be directly influenced by it.

(b)               Selection of scenarios

In accordance with CVM Instruction No. 475/08, Braskem included three scenarios in the sensitivity analysis, with one that is probable and two that represent adverse effects to Braskem. In the preparation of the adverse scenarios, only the impact of the variables on the financial instruments, including derivatives, and on the items covered by hedge transactions, was considered. The overall impacts on Braskem’s operations, such as those arising from the revaluation of inventories and revenue and future costs, were not considered. Since Braskem manages its exposure to foreign exchange rate risk on a net basis, adverse effects from depreciation in the Brazilian real in relation to the U.S. dollar can be offset by opposing effects on Braskem’s operating results.

(b.1)    Probable scenario

The Market Readout published by the Central Bank of Brazil on December 28, 2012 was used to create the probable scenario for the U.S. dollar/Brazilian real exchange rate and the CDI interest rate, using the reference date of December 31, 2012. The Market Readout presents a consensus of market expectations based on a survey of the forecasts made by various financial and non-financial institutions. According to the Market Readout, by the end of 2013, the U.S. dollar will appreciate 1.3% against the Brazilian real compared to the end of 2012, and the CDI rate will be 7.25%.

The Market Readout does not publish forecasts for the interest rates Libor and TJLP. Therefore, the Company considered the expectations for the CDI interest rate for determining the probable scenario for those rates, given their correspondence.

Braskem S.A. and Its Subsidiaries

Notes to the Consolidation Financial Statements

December 31, 2012, 2011 and 2010

All amounts in thousands of Brazilian reais unless otherwise stated

(b.2)    Possible and extreme adverse scenarios

For the Brazilian real/U.S. dollar exchange rate, a positive change of 25% was considered for the possible adverse scenario and of 50% for the extreme scenario based on the exchange rate on December 31, 2012.

For the CDI interest rate, a positive change of 25% was considered for the possible adverse scenario and of 50% for the extreme scenario based on the interest rate on December 31, 2012.

For the Libor interest rate, a positive change of 25% was considered for the possible adverse scenario and of 50% for the extreme scenario based on the LIBOR rate on December 31, 2012.

For the TJLP interest rate, an increase of 0.5% was considered for the possible adverse scenario and of 1% for the extreme scenario based on its rate on December 31, 2012, in accordance with the upward or downward adjustments made by the government in the rate, in this order of scale.

The sensitivity values in the table (c) below are the changes in the value of the financial instruments in each scenario.Tables (d), (e) and (f) show the changes in future cash flows.

(c)               Sensitivity to the Brazilian real/U.S. dollar exchange rate

The sensitivity of each financial instrument, including derivatives and items covered by them, to the variation in the Brazilian real/US dollar exchange rate is presented in the table below:

		Possible adverse	Extreme adverse
Instrument	Probable	(25%)	(50%)
Bonds and MTN	(256,545)	(2,319,690)	(4,639,380)
BNDES	(13,715)	(124,013)	(248,027)
Working capital / structured operations	(47,079)	(47,079)	(47,079)
Raw material financing	(61)	(550)	(1,101)
Export prepayments	(14,201)	(128,403)	(256,805)
Financial investments abroad	53,980	488,093	976,186
Swaps	(28,073)	(251,664)	(510,037)

(d)               Sensitivity of future cash flows to the Libor floating interest rate

The sensitivity of future interest income and expenses of each financial instrument, including derivatives and items covered by them, is presented in the table below. The figures represent the impact on financial income (expenses), taking into consideration the average term of the respective instrument.

		Possible adverse	Extreme adverse
Instrument	Probable	(25%)	(50%)
Working capital / structured operations	(172)	(1,904)	(3,800)
Export prepayments	(200)	(2,207)	(4,395)

Braskem S.A. and Its Subsidiaries

Notes to the Consolidation Financial Statements

December 31, 2012, 2011 and 2010

All amounts in thousands of Brazilian reais unless otherwise stated

(e)               Sensitivity of future cash flows to the CDI interest rate

The sensitivity of each instrument, including derivatives and items not covered by them, to the variation in CDI interest rate is presented in the table below:

		Possible adverse	Extreme adverse
Instrument	Probable	(25%)	(50%)
Export credit notes	(252)	(2,758)	(5,431)
Agricultural credit note	(2,716)	(29,564)	(58,013)
Working capital / other	(243)	(2,654)	(5,225)
Financial investments in Brazil	2,186	24,181	48,489

(f)                Sensitivity of future cash flows to the TJLP interest rate

The sensitivity of each financial instrument, including derivatives and items covered by them, to the variation in TJLP interest rate is presented in the table below:

		Possible adverse	Extreme adverse
Instrument	Probable	TJLP + 0.5%	TJLP + 1%
BNDES	38,137	(36,892)	(72,599)
FINEP	144	(142)	(281)
Other governamental agents	67	(66)	(132)

21                Taxes payable

	Note	2012	2011

Parent Company and subsidiaries in Brazil
IPI		71,440	38,654
PIS and COFINS		5,764	7,172
Income tax and social contribution		54,987	21,787
ICMS	(a)	72,435	94,668
Federal tax payment program - Law 11,941/09	(b)	1,237,156	1,669,976
Other		59,630	64,521

Foreign subsidiaries
Value-added tax		2,538	40,463
Income tax		2,132	5,925
Other		1,460

		1,507,542	1,943,166

Current liabilities		342,789	329,987
Non-current liabilities		1,164,753	1,613,179
Total		1,507,542	1,943,166

Braskem S.A. and Its Subsidiaries

Notes to the Consolidation Financial Statements

December 31, 2012, 2011 and 2010

All amounts in thousands of Brazilian reais unless otherwise stated

(a)               ICMS

At December 31, 2011, the consolidated ICMS balance payable included the amount of R$53,017 related to the ICMS due on the import of equipment and parts aimed at the construction of the industrial complex of the subsidiary Riopol. In 2012, the Company made a formal consultation to the Treasury Department of the State of Rio de Janeiro (“SEFAZ”),- RJ, which released Riopol from payment of such taxes, which would come due in March 2012. Accordingly, the amounts payable were written off and their corresponding credit used to offset taxes.

(b)               Federal tax payment program – Law 11,941/09

In 2009, the Parent Company and the subsidiaries Braskem Qpar and Braskem Petroquímica adhered to the federal tax payment program established by Law 11.941 on May 27, 2009. The associated installments were deferred over a maximum of 180 months, which is the maximum limit permitted by said law. The law also provides for the possibility of amortizing at least 12 installments with the same reduction in penalties and interest applicable to the payment in cash of tax debits that fall under the scope of this law.

In June 2011, the Federal Revenue Service made the program available for consolidating the fiscal debts in said program. The amount consolidated totaled R$1,664,907 to be paid in monthly and consecutive installments of R$10,678, adjusted based on the Selic rate as from that month.

In June 2012, the Company's Management decided to pay in advance part of the installments of Braskem S.A. under the program, amortizing 72 installments at once, which amounted R$403,821. After applying the benefits of cash payment to the amortization, Braskem disbursed R$301,841 on July 31, 2012. The reduction, in the amount of R$101,980, was recognized as follows: (i) the amounts corresponding to the renegotiated tax payments, of R$80,496, were recorded under “other operating income (expenses), net”; and (ii) their restatement by the Selic interest rate, as from the renegotiation date, was recorded under “financial results”, in the amount of R$21,484.

As established in said Law, Braskem will lose all the reductions of arrears charges if it fails to pay three installments, whether consecutive or not. The consolidated balance on December 31, 2012 will be paid in a maximum of 142 months.

Braskem S.A. and Its Subsidiaries

Notes to the Consolidation Financial Statements

December 31, 2012, 2011 and 2010

All amounts in thousands of Brazilian reais unless otherwise stated

22                Income tax (“IR”) and social contribution (“CSL”)

22.1          Reconciliation of the effects of income tax

            and social contribution on profit or loss

	2012	2011	2010

Loss before IR and CSL and participation of non-controlling interest	(1,833,714)	(917,852)	1,867,577

IR and CSL at the rate of 34%	623,463	312,070	(634,976)

Permanent adjustments to the IR and CSL calculation basis
IR and CSL on equity in results of investees	(7,548)	1,112	7,662
Effects from pre-payment of taxes	27,374	13,896
Tax losses (IR) and negative base (CSL), deferred (i)	1,652	73,773	282,997
Tax incentives (Sudene and PAT)			5,479
Recognition of prior period CSL			(18,186)
Results from business combination		10,215	331,596
Other permanent adjustments	9,471	(37,324)	31,527

Effect of IR and CSL on results of operations	654,412	373,742	6,099

Breakdown of IR and CSL:

Current IR and CSL	(17,269)	(5,492)	(43,182)
Tax incentives (Sudene and PAT)			5,479
Prior period CSL			(18,186)
Current IR and CSL	(17,269)	(5,492)	(55,889)

Deferred IR and CSL - continued operations	810,645	379,234	61,988
Deferred IR and CSL - discontinued operations	(138,964)
Deferred IR and CSL	671,681	379,234	61,988

Total IR and CSL on income statement	654,412	373,742	6,099

(i)     Constitution of deferred income tax and social contribution asses for nondeductible expenses from prior periods, especially losses due to the impairment of paralyzed industrial plants, for which the realization of corresponding tax assets became probable in 2011.

Braskem S.A. and Its Subsidiaries

Notes to the Consolidation Financial Statements

December 31, 2012, 2011 and 2010

All amounts in thousands of Brazilian reais unless otherwise stated

22.2          Deferred income tax and social contribution

(a)               Breakdown of and changes in deferred IR and CSL

Deferred tax - assets		Impact on the result (expense) income		Impact on the equity / (decrease) increase	Write-off investment by sale	Transfer to assets held for sale	As of December 31, 2012

	As of December 31, 2011	Continued operations	Discontinued operations

Tax losses (IR) and negative base (CSL)	545,147	693,162	(138,964)				1,099,345
Goodwill amortized	63,821	(32,389)					31,432
Exchange variations	11,979	203,566					215,545
Temporary adjustments	243,806	129,900		(399)	(15,006)	(2,491)	355,810
Business combination	238,314	5,203					243,517
Pension plan	45,604	4,308					49,912
Deferred charges - write-off	82,952	(22,892)					60,060
Other	5,521			(5,521)
Total assets	1,237,144	980,858	(138,964)	(5,920)	(15,006)	(2,491)	2,055,621

		Impact on the result (expense) income		Impact on the equity / (increase) decrease	Write-off investment by sale	Transfer to assets held for sale	As of December 31, 2012
Deferred tax - liabilities	As of December 31, 2011	Continued operations	Discontinued operations

Amortization of goodwill based on future profitability	474,985	111,872					586,857
Tax depreciation	213,684	177,540					391,224
Exchange variations	54,275	(54,275)
Temporary differences	321,033	(21,500)		27,967			327,500
Business combination	667,040	(42,223)					624,817
Write-off negative goodwill of incorporated subsidiaries	2,375	(594)					1,781
Additional indexation PP&E	168,220	(14,031)					154,189
Other	51,741	13,424		(12,911)			52,254
Total liabilities	1,953,353	170,213		15,056			2,138,622

Braskem S.A. and Its Subsidiaries

Notes to the Consolidation Financial Statements

December 31, 2012, 2011 and 2010

All amounts in thousands of Brazilian reais unless otherwise stated

(b)               Realization of deferred income tax and social contribution

		December 31,		2014 and	2016 and	2018 and
Deferred tax - assets	Note	2012	2013	2015	2017	thereafter

Tax losses (IR) and negative base (CSL)	2.19	1,099,345	4,926	573,375	324,115	196,929
Goodwill amortized	(i)	31,432	19,368	4,035	2,963	5,066
Exchange variations	(ii)	215,545				215,545
Temporary adjustments	(iii)	355,810	161,071	19,291	13,580	161,868
Business combination	(iv)	243,517				243,517
Pension plan	(v)	49,912	49,912
Deferred charges - write-off	(vi)	60,060	22,087	33,780	4,193
Total assets		2,055,621	257,364	630,481	344,851	822,925

		December 31,		2014 and	2016 and	2018 and
Deferred tax - liabilities	Note	2012	2013	2015	2017	thereafter

Amortization of goodwill based on future profitability	(vii)	586,857				586,857
Tax depreciation	(viii)	391,224				391,224
Exchange variations	0
Temporary differences	(ix)	327,500	32,957	65,914	67,534	161,095
Business combination	(x)	624,817	40,469	80,938	80,938	422,472
Write-off negative goodwill of incorporated subsidiaries	(xi)	1,781	594	1,187
Additional indexation PP&E	(xii)	154,189	16,232	32,463	32,463	73,031
Other		52,254				52,254
Total liabilities		2,138,622	90,252	180,502	180,935	1,686,933

Basis for constitution and realization:

(i)                   Goodwill recognized from merged investments amortized prior to Law 11,638/07, which are controlled in the Taxable Income Journal (LALUR). Tax realization is based on the tax rules for amortization.

(ii)                 Exchange variation of assets and liabilities denominated in foreign currency, whose tax realization is recognized upon their receipt or settlement.

(iii)                Accounting expenses not yet deductible for calculating income tax and social contribution, whose recognition for tax purposes occurs in subsequent periods.

(iv)                Refers to: (i) tax-related goodwill generated by the acquisition of Quattor and (ii) contingencies recognized from business combinations at Quattor. Tax realization of goodwill will occur upon the merger of the investments and contingencies arising from write-offs due to the settlement or reversal of the processes involved.

(v)                 Provision for the defined-benefit plan at Petros Copesul, with realization projected for 2013.

(vi)                Amounts constituted based on the deferred assets written off due to the adoption of Law 11,638/07. Tax realization is based on the application of the amortization rate used prior to the adoption of this law.

(vii)              Goodwill for the future profitability of the merged companies not amortized since the adoption of Law 11,638/07. Tax realization is associated with the impairment or realization of assets related to goodwill.

(viii)             Difference between the accounting and tax depreciation rates in accordance with Normative Rule 1 of July 29, 2011.

(ix)                Revenues not yet taxable for calculation of income tax and social contribution, whose taxation will occur in subsequent periods.

(x)                 Fair value adjustments on property, plant and equipment and intangible assets identified in business combinations at Quattor, Unipar and Petroquímica Triunfo, whose tax realization is based on the depreciation and amortization of these assets.

(xi)                Write-off of negative goodwill from the merged company Cinal, which was offered as tax based on the amortization of taxes.

(xii)              Adjustments to the additional indexation of property, plant and equipment, whose tax realization is based on the depreciation of assets.

Braskem S.A. and Its Subsidiaries

Notes to the Consolidation Financial Statements

December 31, 2012, 2011 and 2010

All amounts in thousands of Brazilian reais unless otherwise stated

23                Sundry provisions

	Note	2012	2011

Provision for costumers bonus	(a)	40,666	13,577
Provision for recovery of environmental damages	(b)	32,944	36,777
Judicial and administrative provisions	(c)	333,218	266,302
Other		8,355	5,067
Total		415,183	321,723

In current liabilities		52,264	23,629
In non-current liabilities		362,919	298,094
Total		415,183	321,723

(a)               Provision for client bonus

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

	Note	2012	2011

Labor claims	(c.1)	75,697	36,718

Tax claims	(c.2)
Income tax and social contribution	(i)	29,980	27,753
PIS and COFINS	(ii)	32,929	30,354
ICMS - interstate purchases	(iii)	79,688	73,457
ICMS - other	(iv)	56,974	52,518
Other		50,744	38,197

Societary claims and other		7,206	7,305
		333,218	266,302

Braskem S.A. and Its Subsidiaries

Notes to the Consolidation Financial Statements

December 31, 2012, 2011 and 2010

All amounts in thousands of Brazilian reais unless otherwise stated

(c.1)     Labor claims

On December 31, 2012, the Company is involved in 329 labor claims, including occupational health and security cases, that were assessed as probable losses. For these claims, the Company maintains a provision of R$75,697, which corresponds to the expected amount of disbursement upon their resolution. The Company’s legal advisors estimate that the term for the termination of these types of claims in Brazil exceeds five years.

The estimates related to the outcome of proceedings and the possibility of future disbursement may change in view of new decisions in higher courts. The Company’s management believes that the chances of increasing the amount of the existing provision are remote.

(c.2)     Tax claims

On December 31, 2012, Braskem has recognized a provision in the amount of R$50,744 for claims from the Brazilian tax authorities and the chances of loss for which are considered probable. On the same date, the Company has recognized a provision in the amount of R$199,571 for these claims arising from business combination and the chances of loss for which are considered possible.

On December 31, 2012, the main tax claims for which the Company maintains a provision are the following:

(i)                 Income tax and social contribution

The subsidiary Braskem Petroquímica is assessed for the payment of such taxes, in the amount of R$130 million as of December 31, 2012, represented mostly by income tax and social contribution on the foreign exchange variation in the account of investments in foreign subsidiaries in 2002. The amount of the provision recognized is based on the estimate of future disbursement made by an external legal advisor taking into consideration the case law on the matter at the administrative and judicial levels.

There is no judicial deposit or other type of guarantee for this claim.

The Company’s management expects this case to be terminated by 2015.

Braskem S.A. and Its Subsidiaries

Notes to the Consolidation Financial Statements

December 31, 2012, 2011 and 2010

All amounts in thousands of Brazilian reais unless otherwise stated

(ii)               PIS and COFINS

The subsidiary Braskem Petroquímica is assessed for the payment of these taxes in many claims, such as:

•                non-payment of COFINS for the period from March 1999 to December 2000, from February 2001 to March 2002, from May to July 2002 and September 2002;

•                undue offset of credit arising from the additional 1% to the rate of COFINS;

•                offset with credits from PIS – Decree-Laws No. 2,445 and No. 2,449;

•                omission in the calculation basis of income arising from foreign exchange variations on assets, determined as a result of successive reductions in the capital of the associated company.

On December 31, 2012, the total amount involved in these claims is R$84 million. The amount of the provision recognized is based on the estimate of future disbursement made by an external legal advisor taking into consideration the case law on the matters at the administrative and judicial levels.

Guarantees were offered for these claims in the form of bank guarantee and finished products manufactured by Braskem Petroquímic, which, together, cover the amount of the claims. The Company’s management estimates that these cases should be terminated by 2020.

(iii)             ICMS - interstate purchases

In 2009, the subsidiary Braskem Qpar was assessed by the Finance Department of the State of São Paulo for the payment of ICMS in view of:

•                undue use of tax credits in the periods from February 2004 to August 2005, November 2005 to February 2006, and September 2006 to January 2008, arising from the bookkeeping of credits that were presented in the purchase invoices of products acquired from another company, since the operations were aimed at the export of the products and, as such, they would not be subject to ICMS;

•                issue of invoices without registering the shipment of the goods from its facilities for storage;

•                non-presentation of the tax documents requested by inspection authorities.

On December 31, 2012, the amount involved is R$379 million. The amount of the provision recognized is based on the estimate of future disbursement made by an external legal advisor taking into consideration the case law on the matters at the administrative and judicial levels.

No judicial deposits or other types of security were provided for this procedure.

Management estimates that this case should be terminated by 2019.

Braskem S.A. and Its Subsidiaries

Notes to the Consolidation Financial Statements

December 31, 2012, 2011 and 2010

All amounts in thousands of Brazilian reais unless otherwise stated

(iv)             ICMS - sundry violations

The subsidiary Braskem Qpar was assessed by the Finance Department of the State of São Paulo for the payment of ICMS in view of an alleged non-payment of tax in the period from 2002 and 2004 when carrying out interstate sale operations to taxpayers located in another state but the goods never left the State of São Paulo.

On December 31, 2012, the total amount involved in these claims is R$142 million. The amount of the provision recognized is based on the estimate of disbursement made by an external legal advisor taking into consideration the case law on the matters at the administrative and judicial levels.

No judicial deposits or other types of security were accrued for this procedure.

The Company’s management estimates that these cases should be terminated by 2020.

(d)               Changes in provisions

		Recovery of
		environmental	Legal
	Bonus	damage	provisions	Other	Total

December 31, 2009	10,845	57,797	94,402		163,044
Additions, inflation adjustments and exchange variation, net	44,680	727	6,744	6,240	58,391
Additions trough mergers			233,029		233,029
Write-offs through usage and payments	(33,987)	(22,242)	(3,368)		(59,597)
December 31, 2010	21,538	36,282	330,807	6,240	394,867

Additions (reverse), inflation adjustments and exchange variation, net	33,452	16,542	(28,335)	3,694	25,353
Write-offs through usage and payments	(41,413)	(16,047)	(27,015)	(4,867)	(89,342)
Compensation			(9,155)		(9,155)
December 31, 2011	13,577	36,777	266,302	5,067	321,723

Additions, inflation adjustments and exchange variation, net	58,387	18,622	68,285	3,288	148,582
Write-offs through usage and payments	(31,298)	(22,455)	(1,369)		(55,122)
December 31, 2012	40,666	32,944	333,218	8,355	415,183

Braskem S.A. and Its Subsidiaries

Notes to the Consolidation Financial Statements

December 31, 2012, 2011 and 2010

All amounts in thousands of Brazilian reais unless otherwise stated

24                Long-term incentive

A long-term non-share-based plan (“ILP”) was approved at the Shareholders’ Meeting held in September 2005, under which the participants in strategic programs can acquire securities issued by the Company that are called “Certificates of Investment Units”. The objective of the plan is, among others, to align the interests of participants in strategic programs in the creation of long-term value with those of shareholders, in order to motivate the vision and commitment of these participants to long-term results.

The investment unit does not give its holder rights as a shareholder of Braskem, or any other rights or privileges that are inherent to shareholders, in particular voting rights and other political rights.

On an annual basis, the Business Leader may propose to the Board of Directors the program for the respective period including the appointment of participants, the quantity of Investment Units to be issued, the percentage of the Company’s consideration for the participants’ acquisition and the number of units offered per participant. The acceptance by the participant implies cash payment of the amount attributed to the participant and the execution of the unit purchase agreement, with Braskem being responsible for issuing the respective Certificates of Investment Units.

The Investment Unit has its value annually adjusted based on the average price of the Company’s class A preferred share at the closing of the trading sessions of the São Paulo Stock Exchange (BM&FBovespa) from October 1 to March 31. In addition to the change in its par value, the Investment Unit yields the same as the dividend and/or interest on capital distributed by Braskem.

There are three types of Investment Units:

•   unit acquired by the participant, called “Alpha”;

•   unit received by the participant from Braskem as a consideration, called “Beta”;

•   unit received by the participant as earnings (equivalent to the dividends paid by Braskem), called “Gama”.

The Investment Unit (and its related certificate) is issued in its holder’s name and can be redeemed under the following conditions:

•   as from the 5th year, after the first acquisition, the acquirer can redeem up to 20% of the accumulated balance of investment units; and

•   as from the 6th year, redemption is limited to 10% of the accumulated balance;

•   annually, upon the issue of Gama Investment Units (equivalent to dividends); and

•   in the event of the termination of the employment and/or representation relationship.

The balances at December 31, 2012 and 2011 are as follows:

	2012		2011
	Quantity	Amount	Quantity	Amount

Investment units
Issued (Alfa units)	427,313	6,200	538,978	10,429
Bonus (Beta units)	389,336	4,205	512,195	4,784
Total	816,649	10,405	1,051,173	15,213

Braskem S.A. and Its Subsidiaries

Notes to the Consolidation Financial Statements

December 31, 2012, 2011 and 2010

All amounts in thousands of Brazilian reais unless otherwise stated

25                Post-employment benefits

25.1          Defined contribution plans

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

At December 31, 2012, the number of active participants in ODEPREV totals 5,404 (2011 – 5,259). The contributions made by the Company in the year amounted to R$24,897 (2011 - R$13,873) and the contributions made by the participants amounted to R$44,070 (2011 - R$39,927). In 2011, it was started the process for the integration of the new participants at the subsidiaries Braskem Qpar, Braskem Petroquímica, Ripol and Quantiq in the ODEPREV plan.

(b)               Triunfo Vida

Braskem, due to the merger of Petroquímica Triunfo S.A., became a sponsor of Triunfo Vida. On May 31, 2010, the Company requested to withdraw its sponsorship of this plan and on July 27, 2012 PREVIC – National Superintendence of Supplementary Pension Plan (“PREVIC”) approved the withdrawal without the need for any further disbursements by Braskem.

25.2          Defined benefit plans

(a)               PETROS - Fundação Petrobras de Seguridade Social

(a.i)     PETROS Copesul Plan

Braskem, due to the merger of Copesul, became the sponsor of the Petros Copesul plan. On September 28, 2012, PREVIC approved the withdrawal of sponsorship of this plan by Braskem. The payment of the mathematical reserves of participants is expected to be made in the first half of 2013. For this reasons, the provisioned amount of R$147,175 (Note 27 (a)) was transferred to current liabilities.

Braskem S.A. and Its Subsidiaries

Notes to the Consolidation Financial Statements

December 31, 2012, 2011 and 2010

All amounts in thousands of Brazilian reais unless otherwise stated

(a.ii)    PETROS PQU Plan

With the acquisition of Quattor, in April 2010, the Company assumed the liabilities of Petros PQU.  On August 6, 2012, PREVIC approved the sporsorship withdrawal process, which had been requested on September 30, 2009. The payment of the mathematical reserves to participants is expected to be made in the first half of 2013. Due to the plan’s surplus situation, no provision has been accrued.

(b)               Novamont – Braskem America

With the acquisition of Sunoco Chemicals, Braskem America became the sponsor of Novamont, which is a defined benefit plan of the employees of the plant located in the State of West Virginia. At December 31, 2012, the plan has 53 active participants (2011 – 56). In 2012 and 2011, no contributions were made by the Company or by participants.

(c)               Braskem Alemanha defined benefit plan

With the acquisition of the PP business from Dow Chemical, Braskem Alemanha became the sponsor of the defined benefit plan of the employees of the plants located in that country. At December 31, 2012, the plan has 96 (2011 – 96) active participants. In 2012 and 2011, no contributions were made by Braskem Alemanha and participants.

The defined benefit plan of Braskem Alemanha is a non-contribution plan, that is, the contributions of the sponsor are managed directly by the company and this type of plan is allowed by legislation of that country.

(d)               Defined benefit plan of Braskem Idesa Serviços

The employees of the subsidiary Braskem Idesa Serviços receive retirement benefits that are granted when the employee retires or reaches retirement age. On December 31, 2012, the plan had 65 active participants. During 2012, no contributions were made by Braskem Idesa Serviços or by the participants.

The defined benefit plan of Braskem Idesa Serviços does not feature contributions, i.e., the funds of the sponsor are managed directly by the company, with this type of plan permitted by the country’s legislation.

Braskem S.A. and Its Subsidiaries

Notes to the Consolidation Financial Statements

December 31, 2012, 2011 and 2010

All amounts in thousands of Brazilian reais unless otherwise stated

25.2.1    Composition and changes in the balances of the defined benefit plans

(a)               Amounts in balance sheet

		2012	2011
Actuarial liabilities recorded with
Novamont Braskem America		999	821
Petros Copesul	(i)		134,506
Braskem Alemanha		17,399	14,248
Braskem Idesa Serviços		492
		18,890	149,575

(i)   The amount of the provision of Petros Copesul was transferred to “other accounts payable” (Note 27(a)), under current liabilities, due to the approval of Braskem’s withdrawal by PREVIC, as mentioned in Note 25.2(a.i).

	Note	2012	2011

Benefit obligations		(832,275)	(780,561)
Fair value of plan assets		645,978	589,116
Funded status of the plan		(186,297)	(191,445)
Past service cost not recognized		1,014	4,182
Actuarial gains		19,218	37,688
Net balance of jointly-controlled subsidiaries
Consolidated net balance		(166,065)	(149,575)

In current liability	25.2(a.i)	(147,175)
In non-current liability		(18,890)	(149,575)
		(166,065)	(149,575)

Braskem S.A. and Its Subsidiaries

Notes to the Consolidation Financial Statements

December 31, 2012, 2011 and 2010

All amounts in thousands of Brazilian reais unless otherwise stated

(b)               Change in defined benefit obligations

	Note	2012	2011	2010

Balance at beginning of year		780,561	680,010	563,058
Acquisition of company			13,661	695,302
New plan	25.2(d)	233
Current service cost		7,963	7,309	77,812
Interest cost		52,314	70,480	64,444
Special retirement			278
Benefits paid		(37,746)	(41,379)	(107,509)
Change of plan			1,026
Actuarial losses		202,915	46,951	215,000
Other revenue				(41)
Plan curtailment	25.2(a.i)	(177,637)		(828,056)
Exchange variation		3,672	2,225
Balance at the end of the year		832,275	780,561	680,010

(c)               Change in fair value plan assets

	Note	2012	2011	2010

Balance at beginning of the year		589,116	541,761	512,143
Acquisition of company			632	878,198
Actual return on plan assets		(22,032)	83,781	275,440
Employer contributions		177		2,526
Employee contributions		2,525	2,955	9,180
Current expenses		(38)	(35)	(42)
Benefits paid		(37,536)	(42,140)	(107,509)
Plan curtailment	25.2(a.i)	112,058		(1,028,175)
Exchange variation		1,708	2,162
Balance at the end of the year		645,978	589,116	541,761

(d)               Amounts recognized in profit or loss

	2012	2011	2010

Current service cost	(7,963)	(7,309)	(8,358)
Interest cost	(52,314)	(70,480)	10,037
Expected return on plan assets	38,151	54,720	(35,600)
Amortization of actuarial gains	(118,035)	(32)	(153,293)
Amortization of unrecognized service cost	(3,260)	(2,783)	(2,783)
Employee contributions			2,526
Actuarial losses	(4)
Charges on special retirement		(278)
Plan curtailment	112,058		173,117
	(31,367)	(26,162)	(14,354)

The amounts recognized in the statement of operations refer to transactions involving the defined benefit pension plans that are recognized in “other operating (revenues) expenses, net” and in “financial results”, depending on their nature.

Braskem S.A. and Its Subsidiaries

Notes to the Consolidation Financial Statements

December 31, 2012, 2011 and 2010

All amounts in thousands of Brazilian reais unless otherwise stated

(e)               Actuarial assumptions

	Percentage (%)
	2012				2011			2010
		United				United			United
	Brazil	States	Germany	Mexico	Brazil	States	Germany	Brazil	States

Discount rate	4.25	5,00	5,75	6,00	6,00	5,70	5,75	6,00	6,00
Inflation rate	4.50	3,00	2,00	5,00	4,50	3,00	n/a	4,50	3,00
Expected return on plan assets	4.25	7,50	n/a	n/a	10,50	1,00	n/a	10,50	1,00
Rate of increase in future salary levels	n/a	n/a	3,00	4,00	4,50	n/a	3,00	4,50	n/a
Rate of increase in future pension plan	n/a	n/a	n/a	n/a	4,50	n/a	2,25	4,50	n/a

(f)                Hierarchy of fair value assets

	Percentual (%)
	2012		2011
	Level 1	Total	Level 1	Level 2	Level 3	Total

Investment fund - equity			39.41			39.41
Receivables			18.68			18.68
Government debt securities			12.78			12.78
Shares			14.17			14.17
Real estate					5.57	5.57
Investment fund - fixed income	100.00	100.00	4.93			4.93
Debt securities				1.01	0.47	1.47
Other assets			1.98			1.98
Loans					1.02	1.02
Fair value of plan assets	100.00	100.00	91.94	1.01	7.05	100.00

On December 31, 2012, the balance of the fair value assets is represented by the assets of the Novamont defined benefit plan of Braskem America. As mentioned in items 25.2(c) and 25.2(d) of this Note, the defined benefit plans of Braskem Alemanha and of Braskem Idesa Serviços are not contribution-based plans and as such, on December 31, 2012, these plans had no assets.

Braskem S.A. and Its Subsidiaries

Notes to the Consolidation Financial Statements

December 31, 2012, 2011 and 2010

All amounts in thousands of Brazilian reais unless otherwise stated

26                Advances from clients

The balance includes advances amounting to R$358,428 (R$218,531 in 2011) from four clients overseas for the acquisition of products for supply between February 2013 and December 2016.

27                Other accounts payable

(a)               Current

On December 31, 2012, the main balances in this item were:

(i)       amounts payable to the non-controlling shareholder of Braskem Idesa, in the amount of R$260,649, due in February 2013, arising from loans for the Ethylene XXI Project, which will be reimbursed upon disbursement of funds from the associated Project Finance structure (Note 17).

(ii)     amounts payable to Plano Petros Copesul, in the amount of R$147,175 (Note 25.2(a.i)).

(b)               Non-current

On December 31, 2012, the balance includes the amount of R$ R$256,030 (2011 – R$235,968), which corresponds to the amounts payable to BNDESPAR arising from the acquisition of Riopol shares (Note 1(b.1).

Braskem S.A. and Its Subsidiaries

Notes to the Consolidation Financial Statements

December 31, 2012, 2011 and 2010

All amounts in thousands of Brazilian reais unless otherwise stated

28                Contingencies

The Company is a party to labor and social security, tax, civil and corporate claims for which the chances of loss was considered possible and for which no provision has been recognized, in accordance with the breakdown below:

	Note	2012	2011

Labor claims	(a)	698,036	768,022
Tax claims	(b)	2,967,799	3,455,777
Other lawsuits	(c)	411,324	416,321
Total		4,077,159	4,640,120

(a)               Labor

At December 31, 2012, the Company is involved in 1,483 indemnity and labor claims for which the chances of loss are considered possible. Among these claims are:

(a.1)    Class actions filed by the Union of Workers in the Petrochemical and Chemical Industries in Triunfo (State of Rio Grande do Sul), in the second quarter of 2005, claiming the payment of overtime amounting to R$23 million. The chances of loss are deemed as possible.  In this group of actions, in addition to those classified as having a possible chance of loss, there are others amounting to R$693 million that were classified as having a remote chance of loss.

All actions in progress are with the Superior Labor Court and Management expects them to be judged by 2014.

Two of these actions were awarded a final and unappealable decision in favor of the Company.

There are judicial deposits related to these claims.

(a.2)    Class actions filed by the Union of Workers in the Petrochemical and Chemical Industries in Triunfo (State of Rio Grande do Sul) in the third quarter of 2010 claiming the payment of overtime referring to work breaks and integration into base salary of the remunerated weekly day-off amounting to R$287 million.

All of these lawsuits were assessed as possible losses and the Management of the Company does not expect to disburse any amounts upon their closure.

The claims are in the fact finding and appeals phase and they are expected to be granted a final and unappealable decision in the last quarter of 2014.

No judicial deposit or other form of security was provided for these claims.

(b)               Tax

On December 31, 2012, the Company is involved in many proceedings with the Brazilian tax authorities and the chances of loss are considered possible based on the estimate and opinion of its external advisors.

On December 31, 2012 the main tax contingencies are the following:

Braskem S.A. and Its Subsidiaries

Notes to the Consolidation Financial Statements

December 31, 2012, 2011 and 2010

All amounts in thousands of Brazilian reais unless otherwise stated

(b.1)    ICMS - reduction in calculation basis

In 2010, the Company was assessed by the Finance Department of the State of Bahia due to various alleged irregularities. The main one was that the Department understood that there should be the unconditional refund of ICMS credit upon the sale of goods with reduction in the tax calculation base.

In 2012, the Treasury Departament of the State of Bahia (“SEFAZ-BA”), when responding to a consultation made by another taxpayer on the matter, supported the Company’s procedure. This led Braskem’s legal counsel to alter their assessment of the proceeding from a possible chance of loss to a remote chance of loss.

(b.2)    ICMS - sundry

The Company is involved in many ICMS collection claims related to assessment notices drawn up mainly by the Finance Department of the States of São Paulo, Bahia and Alagoas. On December 31, 2012, the adjusted amounts of these claims total R$974 million and the the claims include the following matters:

•           ICMS credit on the acquisition of assets that are considered by the Revenue Services as being of use and consumption. The Revenue Service understands that the asset has to be a physically integral part of the final product to give rise to a credit. Most of the inputs questioned do not physically compose the final product. However, the Judicial branch has a precedent that says that the asset must be an integral part of the product or be consumed in the production process.

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

•           non-payment of ICMS on the sale of products subject to tax substitution and credit from acquisitions of products subject to tax substitution;

•           fines for the failure to register invoices.

The Company’s legal advisors estimate that: (i) these judicial proceedings are expected to be terminated in 2020, and (ii) in the event of an unfavorable decision to the Company, which is not expected, these contingencies could be settled for up to 40% of the amount in dispute. This estimate is based on the probability of loss of the Company’s defense theory taking into consideration the case law at the administrative and judicial levels.

No judicial deposit or other form of security was provided for these claims.

Braskem S.A. and Its Subsidiaries

Notes to the Consolidation Financial Statements

December 31, 2012, 2011 and 2010

All amounts in thousands of Brazilian reais unless otherwise stated

(b.3)    COFINS - sundry

The Company is involved in collection actions related to COFINS in which the use, by the Company, of certain tax credits to determine and pay this tax is under discussion. These credits arise from (i) legal actions; and (ii) income tax prepayments.

On December 31, 2012, the adjusted amounts involved of these assessments total R$321 million.

The Company’s external legal advisors estimate that: (i) the judicial proceedings are expected to be terminated in 2018; and (ii) in the event of an unfavorable decision to the Company, which is not expected, these contingencies could be settled for up to 50% of the amount in dispute. This estimate is based on the probability of loss of the Company’s defense theory taking into consideration the case law at the administrative and judicial levels.

The Company offered assets in guarantee that cover the amount involved in these claims.

 (b.4)   Income tax - BEFIEX

In 2007, the Company was assessed by the Federal Revenue Service for two alleged irregularities in the payment of income tax for the calendar year 2001. The first matter of the notice of deficiency was related to the full offsetting of tax losses in view of the tax benefit granted to the Company through the Export Special Program – BEFIEX. The Revenue Service considered that such offsetting was made after the period of effectiveness of the program. The second matter on the notice of deficiency regarded the utilization of an income tax reduction benefit of 37.5% without proof of the right to such benefit.

In 2012, the Company received a favorable unappealable judgment for this proceeding at the administrative level, thus extinguishing the contingency.

(b.5)    IPI – presumed credit

The Company is involved in tax assessments that question the undue use of presumed IPI credit as a way to offset the payment of PIS and COFINS levied on the acquisitions of raw materials, intermediate products and packaging material used in the industrialization of exported products. The Revenue Service understands that only the inputs that have been in contact with or have a direct influence on the final product provide for the right to the presumed credit. The Judicial branch understands that the products that give rise to the right to the credits are those that (i) are incorporated into the final product; or (ii) are immediately and completely consumed in the production process. On December 31, 2012, the adjusted amount involved of these assessments is R$116 million.

The Company’s legal advisors estimate that: (i) the judicial proceeding is expected to be terminated in 2020; and (ii) in the event of an unfavorable decision to the Company, which is not expected, this contingency could be settled for up to 60% of the amount in dispute. This estimate is based on the probability of loss of the Company’s defense theory taking into consideration the case law at the administrative and judicial levels.

No judicial deposits or other form of security were accrued for this proceeding.

Braskem S.A. and Its Subsidiaries

Notes to the Consolidation Financial Statements

December 31, 2012, 2011 and 2010

All amounts in thousands of Brazilian reais unless otherwise stated

(b.6)    Non-cumulative PIS and COFINS

The Company received a deficiency notice from the Brazilian Federal Revenue Service due to the use of non-cumulative PIS and COFINS tax credits related to: (i) treatment of effluents; (ii) charges on transmission of electricity; (iii) freight for storage of finished products; and (iv) extemporaneous credits from acquisitions of property, plant and equipment. These deficiency notices have already been contested at the administrative level and comprise the period from 2006 to 2011, and as of December 31, 2012 totaled R$649 million, of which R$352 million related to principal and R$297 million of fine and interest.

The Company's legal counsel, in view of the recent decisions by the Tax Resources Administrative Board and the evidence provided by the Company, assess as possible the chances of loss at the administrative and judicial level. For this reason, no provision has been accrued for these deficiency notices. Any changes in the court’s understanding of the position could cause future impacts on the financial statements of the Company due to such proceedings.

No judicial deposit or other form of guarantee was provided for this claim.

For being a matter of recent contingencies, the Company cannot estimate the date for conclusion of the proceedings.

Braskem S.A. and Its Subsidiaries

Notes to the Consolidation Financial Statements

December 31, 2012, 2011 and 2010

All amounts in thousands of Brazilian reais unless otherwise stated

(c)               Other court disputes involving the Company and its subsidiaries

(c.1)     Civil

The Company is the defendant in civil lawsuits filed by the owner of a former distributor of caustic soda and by the shipping company that provided services to this former distributor, which, at December 31, 2012, totaled R$56 million. The claimants seek indemnity for damages related to the alleged non-performance of the distribution agreement by the Company.

No judicial deposit or other form of guarantee was provided for these lawsuits.

Management's evaluation, supported by the opinion of its external legal advisors who are responsible for the cases, is that the lawsuits will possibly be dismissed within a period of 8 years.

(c.2)     Corporate

Some shareholders of preferred shares acquired with incentives filed lawsuits, originally against Copene, the former name of the Company, and against the merged companies Nitrocarbono, OPP Química, Salgema, Trikem, Polialden and Politeno. They claim a share in the profit remaining after the payment of priority dividends on the same basis as the common shareholders, in addition to the right to vote in shareholders' meetings until the distribution of dividends in the desired conditions is reestablished. The amount involved in the lawsuits for which there is a possibility of loss is R$15 million.

No judicial deposits or other types of security were provided for these lawsuits.

Since the lawsuits are in different phases, the Company’s external legal advisors are not able to estimate when these proceedings are expected to be terminated.

(c.3)     Social security

The Company is a party to various administrative and judicial proceedings concerning social security matters, which total approximately R$204 million at December 31, 2012, as adjusted by the Selic rate.

The Company's management, based on the opinion of its external legal advisors, who consider that the chances of loss in all these proceedings are possible, understands that no amount is due with respect to these assessments and, for this reason, no provision was recognized to this end.

Additionally, management believes that is not possible to estimate the amount of disbursement to cover a possible unfavorable decision to the Company.

For these proceedings, security was given in the form of judicial deposits and finished products that combined cover the amounts claimed.

The Company’s external legal advisors were not able to estimate when these proceedings are expected to be terminated.

Braskem S.A. and Its Subsidiaries

Notes to the Consolidation Financial Statements

December 31, 2012, 2011 and 2010

All amounts in thousands of Brazilian reais unless otherwise stated

29                Equity

(a)               Capital

On December 31, 2012, the Company's subscribed and paid up capital stock amounted to R$8,043,222 and comprised 797,265,348 shares with no par value divided into 451,668,652 common shares, 345,002,878 class “A” preferred shares, and 593,818 class “B’ preferred shares, distributed as follows:

				Preferred		Preferred
		Commom		shares		shares
		shares	%	class A	%	class B	%	Total	%

OSP and Odebrecht		226,334,623	50.11%	79,182,498	22.95%			305,517,121	38.32%
Petrobras		212,426,950	47.03%	75,792,589	21.97%			288,219,539	36.15%
BNDESPAR				44,069,052	12.77%			44,069,052	5.53%
ADR	(i)			34,193,744	9.91%			34,193,744	4.29%
Other		12,907,079	2.86%	110,610,237	32.06%	593,818	100.00%	124,111,134	15.57%
Total		451,668,652	100.00%	343,848,120	99.67%	593,818	100.00%	796,110,590	99.86%
Braskem shares owned by
subsidiary of Braskem Petroquímica	(ii)			1,154,758	0.33%			1,154,758	0.14%
Total		451,668,652	100.00%	345,002,878	100.00%	593,818	100.00%	797,265,348	100.00%

(i) American Depository Receipt, negotiated in the New York stock market (USA). (ii) This shares are treated as "treasury shares" in consolidated Equity.

(b)               Share rights

Preferred shares carry no voting rights but they ensure priority, non-cumulative annual dividend of 6% of their unit value, according to profits available for distribution. The unit value of the shares is obtained through the division of capital by the total number of outstanding shares. Only class “A” preferred shares will have the same claim on the remaining profit as common shares and will be entitled to dividends only after the priority dividend is paid to preferred shareholders. Only class “A” preferred shares also have the same claim as common shares on the distribution of shares resulting from capitalization of other reserves. Only class “A” preferred shares can be converted into common shares upon resolution of majority voting shareholders present at a General Meeting. Class “B” preferred shares can be converted into class “A” preferred shares at any time, at the ratio of two class “B” preferred shares for one class “A” preferred share, upon a simple written request to the Company, provided that the non-transferability period provided for in specific legislation that allowed for the issue and payment of such shares with tax incentive funds has elapsed.

In the event of liquidation of the Company, class “A” and “B” preferred shares will have priority in the reimbursement of capital.

Shareholders are entitled to receive a mandatory minimum dividend of 25% on profit for the year, adjusted under Brazilian Corporate Law.

Braskem S.A. and Its Subsidiaries

Notes to the Consolidation Financial Statements

December 31, 2012, 2011 and 2010

All amounts in thousands of Brazilian reais unless otherwise stated

(c)               Tax incentive reserve – capital reserve

The balance of this reserve mainly comprises the income tax deduction benefit determined before the base period of 2006 (Note 32(a)). After the adoption of Laws 11,638/07 and 11,941/09, as from January 1, 2007, the income tax benefit started to be recorded in the statement of operations in the revenue reserves account as proposed by management and approved at the General Shareholders’ Meeting. Regardless of the change introduced by Laws 11,638/07 and 11,941/09, this tax incentive can be used only for capital increase or absorption of losses.

The Management of the Company will propose to the Annual Shareholders Meeting to use part of the balance of this reserve to absorb the accumulated loss in 2012.

(d)               Legal reserve

Under Brazilian Corporate Law, the Company must transfer 5% of net profit for the year, determined in accordance with the accounting practices adopted in Brazil, to a legal reserve until this reserve is equivalent to 20% of the paid-up capital. The legal reserve can be used for capital increase or absorption of losses.

At the end of fiscal year 2012, the Company used part of the balance of this reserve to absorb partially the loss in the period.

(e)               Unrealized profit reserves

This reserve was established based on unrealized profits in fiscal year 2011, in accordance with items I and II, paragraph 1 of Article 197 of Law No. 6,404/76, which states that in the fiscal year that the distributable dividends exceed the amount of profits, which generated cash inflows to the Company, the General Stockholders’ Meeting may, upon proposal of the board, attribute such excess to “unrealized profit reserves”. Under the terms of the Law No 6,404/76, this reserve should only be used to (i) absorb losses; and (ii) to pay dividends.

At the end of 2011, the Company used R$979,048 of the balance of this reserve to (i) absorb part of the accumulated deficit of 2011, amounting to R$496,455; and (ii) propose the payment of dividends, amounting to R$482,593 (Note 29(h.2)).

At the end of fiscal year 2012, the Company used part of the balance of this reserve to absorb partially the loss in the period.

Braskem S.A. and Its Subsidiaries

Notes to the Consolidation Financial Statements

December 31, 2012, 2011 and 2010

All amounts in thousands of Brazilian reais unless otherwise stated

(f)                Treasury shares

	2012	2011
Quantity
Common shares		411
Preferred shares class "A"	1,154,758	2,697,016
	1,154,758	2,697,427

Amount (R$ thousand)	48,892	60,217

     On the consolidated financial statements of December 31, 2012 and 2011, the Company had in the item “treasury shares” the amount of R$48,892 corresponding to 1,154,758 class “A” preferred shares issued by Braskem and owned by the subsidiary Braskem Petroquímica (Note 2.1.2(a.ii)).

On December 4, 2012, Braskem cancelled 4,400,269 shares, of which 411 were common shares and 4,399,858 were class “A” preferred shares. The changes in treasury shares were as follows:

	Quantity	Balance

Common shares	411	4
Preferred shares class "A"	2,697,016	60,213
As of December 31, 2011	2,697,427	60,217

Acquisition in 3rd repurchase program	2,595,300	33,204
Acquisition in 4th repurchase program	262,300	3,489
Cancellation of treasury shares - common	(411)	(4)
Cancellation of treasury shares - preferred class "A"	(4,399,858)	(48,014)

Total	1,154,758	48,892
Common shares
Preferred shares class "A"	1,154,758	48,892
As of December 31, 2012	1,154,758	48,892

Braskem S.A. and Its Subsidiaries

Notes to the Consolidation Financial Statements

December 31, 2012, 2011 and 2010

All amounts in thousands of Brazilian reais unless otherwise stated

(g)               Ongoing share repurchase programs

(g.1)    3rd Share repurchase program

On August 26, 2011, Braskem’s Board of Directors approved a program for the repurchase of shares effective for the period between August 29, 2011 and August 28, 2012, through which the Company could acquire up to 12,162,504 class “A” preferred shares at market price. Shares could be purchased by the Company or by financial institutions hired for that purpose. Upon the expiration of the program, Braskem would have to acquire from financial institutions, at market value, the shares acquired by the latter. The private deal was approved by CVM.

During the program, a total of 2,595,300 shares were repurchased for the amount of R$33,204 (item (f) of this Note), of which 2,007,600 were repurchased by financial institutions, and 587,700 shares were repurchased directly by Braskem. The average cost of these shares was R$12.79 (minimum of R$10.53 and maximum R$15.15).

The shares purchased by financial institutions were purchased by Braskem in August 2012, when the program ended. In the operation, Braskem received R$1,575 related to the swap instrument associated with the repurchase transaction, net of withholding income tax of R$698.

The purchased shares were canceled in December 2012.

(g.2)    4th Share repurchase program

On August 13, 2012, Braskem’s Board of Directors approved a program for the repurchase of shares effective for the period between August 29, 2012 and August 28, 2013, through which the Company may acquire up to 13,376,161 class “A” preferred shares at market price. The shares may be acquired by the Company or by financial institutions hired for such purpose. Upon the expiration of the program, Braskem will have to acquire from financial institutions, at market value, the shares acquired by the latter. The private transaction was approved by the CVM.

As of November 2012, the financial institutions had acquired 262,300 shares for the amount of R$3,489 (item (f) of this Note) at the average cost of R$13.30 per share (minimum of R$12.663 and maximum R$14.07)

On November 12, 2012, the Company acquired these shares and received in the operation R$71 related to the swap instrument associated with the repurchase transaction, net of the withholding income tax of R$29.

The shares repurchased were cancelled in December 2012.

There were no purchases under this program in December 2012.

Braskem S.A. and Its Subsidiaries

Notes to the Consolidation Financial Statements

December 31, 2012, 2011 and 2010

All amounts in thousands of Brazilian reais unless otherwise stated

(h)               Dividends proposed and appropriation of profit

Under the Company’s bylaws, profit for the year, adjusted according to Law 6,404/76, is appropriated as follows:

(i)       5% to a legal reserve, which must not exceed 20% of capital;

(ii)     25% to pay for mandatory, non-cumulative dividends, provided that the legal and statutory advantages of the Class “A” and “B” preferred shares are observed. When the amount of the priority dividend paid to class “A” and “B” preferred shares is equal to or higher than 25% of profit for the year calculated under Article 202 of Corporate Law, it is the full payment of the mandatory dividend. Any surplus remaining after the payment of the priority dividend will be used to:

•      pay dividends to common shareholders up to the limit of the priority dividends of preferred shares;

•      if there still is any surplus, distribute additional dividends to common shareholders and class “A” preferred shareholders so that the same amount of dividends is paid for each common share or class “A” preferred share.

(h.1)    Absorption of losses for the periods and payment of dividends

As provided for in the sole paragraph of Article 189 of Brazilian Corporate Law, the remaining balance of the Company’s loss for 2011 was absorbed by the unrealized profits reserve.

On April 27, 2012, the Annual Shareholders’ Meeting approved the payment of dividends as per the Management proposal in 2011, in the amount of R$482,593, equivalent to R$0.605085049 per common, class “A” preferred and class “B” preferred share, paid as of November 19, 2012.

The loss for fiscal year 2012, in the amount of R$674,263, was absorbed partially by the unrealized profit reserve, the tax incentive reserve and the legal reserve. The balance of retained losses after such absorption is R$565,549.

Braskem S.A. and Its Subsidiaries

Notes to the Consolidation Financial Statements

December 31, 2012, 2011 and 2010

All amounts in thousands of Brazilian reais unless otherwise stated

(i)                 Other comprehensive income

		Additional	Deemed		Foreign
		indexation of	cost of	Fair value	currency	Gain (loss)
		PP&E	jointly-controlled	of cash flow	translation	on interest
	Note	price-level	subsidiary	derivatives	adjustment	in subsidiary	Total

As of December 31, 2010		353,777		(53,292)	(79,135)		221,350

Additional indexation
Realization by depreciation or writte-off assets		(41,267)					(41,267)
Income tax and social contribution on realization		14,031					14,031

Deemed cost of jointly-controlled subsidiary
Deemed cost of jointly-controlled subsidiary			22,079				22,079
Realization by depreciation or writte-off assets			(1,394)				(1,394)
Income tax and social contribution on realization			474				474

Cash flow derivatives
Change in fair value				(1,939)			(1,939)
Transfer to result				46,973			46,973
Tax on fair value gains				(2,458)			(2,458)

Gain on interest in subsidiary						3,106	3,106

Foreign currency translation adjustment					54,631		54,631

As of December 31, 2011		326,541	21,159	(10,716)	(24,504)	3,106	315,586

Additional indexation
Realization by depreciation or writte-off assets		(41,268)					(41,268)
Income tax and social contribution on realization		14,032					14,032

Deemed cost
Realization by depreciation or writte-off assets			(1,442)				(1,442)
Income tax and social contribution on realization			490				490

Cash flow derivatives	20.2.2
Change in fair value				1,948			1,948
Recycled through profit or loss				14,290			14,290
Tax on fair value gains				(5,522)			(5,522)

Net loss from change of interest in subsidiary	16 (b)					(5,917)	(5,917)

Write-off gain on interest in subsidiary	6					(4,632)	(4,632)

Foreign currency translation adjustment					61,662		61,662

As of December 31, 2012		299,305	20,207		37,158	(7,443)	349,227

Braskem S.A. and Its Subsidiaries

Notes to the Consolidation Financial Statements

December 31, 2012, 2011 and 2010

All amounts in thousands of Brazilian reais unless otherwise stated

30                Earnings per share

Basic earnings (loss) per share is calculated by means of the division of adjusted profit for the year attributable to the Company’s common and class “A” preferred shareholders by the weighted average number of these shares held by shareholders, excluding those held in treasury and following the rules for the distribution of dividends provided for in the Company’s bylaws, as described in Note 29 (h).

Diluted earnings (loss) per share is calculated by means of the division of adjusted profit for the year attributable to the Company’s common and class “A” preferred shareholders by the weighted average number of these shares held by shareholders, excluding those held in treasury. Also, the weighted average number of shares is adjusted by the potential convertibility of class “B” preferred shares into class “A” preferred shares in the proportion of two to one, and following the rules for the distribution of dividends provided for in the Company’s bylaws, as described in Note 29 (h).

The weighted average numbers per share is calculated based on the number of outstanding common and Class “A” preferred shares at the beginning of the period, adjusted by the number of shares repurchased or issued in the period, multiplied by a weighting time factor. The calculation of the weighted average in 2012 is shown below:

		Total of outstanding shares			Weighted average
	Note	Common shares	Preferred shares class "A"	Total of weighted average	Common shares	Preferred shares class "A"	Total of weighted average

As of December 31, 2011		451,668,652	345,300,320	796,968,972	451,668,652	346,451,489	798,120,141

Repurchase of shares	(i)		(1,452,200)	(1,452,200)		(700,738)	(700,738)

As of December 31, 2012		451,668,652	343,848,120	795,516,772	451,668,652	344,599,582	796,268,234

(i)    The shares repurchased in the share repurchase program by financial institutions were not considered in the calculation of earnings per share since they are not entitle to dividends (Note 29(g)).

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

Braskem S.A. and Its Subsidiaries

Notes to the Consolidation Financial Statements

December 31, 2012, 2011 and 2010

All amounts in thousands of Brazilian reais unless otherwise stated

	2012		2011			2010
	Basic	Diluted	Basic	Diluted	Basic	Diluted

Profit (loss) for the year attributed to Company's shareholders
of continued operations	(1,033,176)	(1,033,176)	(552,413)	(552,413)	1,879,500	1,879,500

Dividends attributable to priority
Preferred share class "A"					209,824	209,902
Preferred share class "A" potentially convertible						179
(the ratio of 2 shares class "B" for each share class "A")
Preferred share class "B"					358
					210,182	210,081

Distribution of 6% of the unit value of common shares					272,411	272,512

Distribution of plus income, by class:
Common shares					730,591	730,288
Preferred shares class "A"					666,316	666,039
Preferred share class "A" potentially convertible						580
(the ratio of 2 shares class "B" for each share class "A")
	(1,033,176)	(1,033,176)	(552,413)	(552,413)	1,396,907	1,396,907

Reconciliation of income available for distribution, by class (numerator):
Common shares	(586,050)	(585,832)	(312,619)	(312,503)	1,003,002	1,002,800
Preferred shares class "A"	(447,126)	(446,959)	(239,794)	(239,705)	876,140	875,941
Preferred share class "A" potentially convertible
(the ratio of 2 shares class "B" for each share class "A")		(385)		(205)		759
	(1,033,176)	(1,033,176)	(552,413)	(552,413)	1,879,142	1,879,500

Weighted average number of shares, by class (denominator):
Common shares	451,668,652	451,668,652	451,668,652	451,668,652	374,037,573	374,037,573
Preferred shares class "A"	344,599,582	344,599,582	346,451,489	346,451,489	341,130,775	341,130,775
Preferred share class "A" potentially convertible
(the ratio of 2 shares class "B" for each share class "A")		296,909		296,909		296,909
	796,268,234	796,565,143	798,120,141	798,417,050	715,168,348	715,465,257

Earnings (loss) per share (in R$)
Common shares	(1.2975)	(1.2970)	(0.6921)	(0.6919)	2.6816	2.6810
Preferred shares class "A"	(1.2975)	(1.2970)	(0.6921)	(0.6919)	2.5683	2.5677

(i)                   The shares repurchased were not considered in the calculation of earnings per share since they are not entitled to dividends (Note 29(g)).

Braskem S.A. and Its Subsidiaries

Notes to the Consolidation Financial Statements

December 31, 2012, 2011 and 2010

All amounts in thousands of Brazilian reais unless otherwise stated

31                Net sales revenues

	2012	2011	2010
Sales revenue
Domestic market	26,542,065	24,776,949	22,086,284
Foreign market	15,571,829	14,143,107	8,845,149
	42,113,894	38,920,056	30,931,433
Sales deductions
Taxes	(6,286,767)	(6,206,349)	(5,753,926)
Sales returns and other	(313,730)	(216,632)	(151,849)
	(6,600,497)	(6,422,981)	(5,905,775)

Net sales revenue	35,513,397	32,497,075	25,025,658

32                Tax incentives

(a)               SUDENE – Income Tax

The benefit of the 75% reduction in the income tax from the sale of production until 2012, 2013 and 2016 applies to the Camaçari PE plants and the PP plant. The same benefit applies to the Camaçari and Marechal Deodoro (state of Alagoas) PVC plants until 2013 and 2019, respectively.

Productions of caustic soda, chloride, ethylene dichloride and caprolactam and the basic petrochemicals and utilities plant enjoy the benefit of a 75% decrease in the income tax rate, which expires at the end of 2012. However, the Management of the Company believes it is possible to request the renewal of this benefit.

(b)               PRODESIN - ICMS

The Company has ICMS tax incentives granted by the state of Alagoas, through the state of Alagoas Integrated Development Program - PRODESIN. These incentives are aimed at the implementation and expansion of a plant in that state and are recorded in the account “net sales revenue” in the statement of operations and in the account “taxes” of Note 31. In 2012, the amount of this incentive was R$32,780 (2011 – R$22,683).

(c)               REINTEGRA

In fiscal year 2012, first month of effectiveness of REINTEGRA, the Company determined a credit of R$228,052 (Note 12(g)) (2011 – R$17,924), which is presented in the account “cost of goods sold”, in the statement of operations.

Braskem S.A. and Its Subsidiaries

Notes to the Consolidation Financial Statements

December 31, 2012, 2011 and 2010

All amounts in thousands of Brazilian reais unless otherwise stated

33                Other operating income (expenses), net

In the year ended December 31, 2012, this item is composed as follows:

(i)       indemnity received under the supply agreement between Sunoco and Braskem America in the amount of R$235,962 (Note 1(a)(iii)).

(ii)     reduction in the balance of the tax renegotiation program of Law 11,941/09 amounting to R$80,496 (Note 21 (b)).

(iii)   gain from the sale of the rail cars of the subsidiary Braskem America amounting to R$106,979.

(iv)   loss in change of raw material and negative adjustments in inventory amounting to R$62,887 (2011 – R$14,414).

Braskem S.A. and Its Subsidiaries

Notes to the Consolidation Financial Statements

December 31, 2012, 2011 and 2010

All amounts in thousands of Brazilian reais unless otherwise stated

34                Financial results

	2012	2011	2010
Financial income
Interest income	220,023	266,702	267,306
Monetary variations	40,209	58,514	85,425
Exchange rate variations	219,728	423,072	(15,291)
Other	50,222	16,737	27,493
	530,182	765,025	364,933

Financial expenses
Interest expenses	(973,136)	(999,070)	(892,831)
Monetary variations	(274,860)	(300,530)	(327,023)
Exchange rate variations	(1,894,801)	(1,653,983)	466,748
Inflation adjustments on fiscal debts	(208,186)	(235,769)	(333,238)
Tax expenses on finacial operations	(17,289)	(15,640)	(30,987)
Discounts granted	(58,859)	(46,756)	(37,672)
Loans transaction costs - amortization	(27,221)	(21,159)	(50,514)
Adjustment to present value - appropriation	(310,525)	(60,353)	(162,104)
Other	(137,622)	(218,457)	(324,380)
	(3,902,499)	(3,551,717)	(1,692,001)

Total	(3,372,317)	(2,786,692)	(1,327,068)

	2012	2011	2010
Interest income
Available for sale			4,437
Held-for-trading	5,023	105,472	193,094
Loans and receivables	139,434	96,737	49,025
Held-to-maturity	17,841	16,636	8,185
	162,298	218,845	254,741
Other assets not classifiable	57,725	47,857	12,565
Total	220,023	266,702	267,306

Braskem S.A. and Its Subsidiaries

Notes to the Consolidation Financial Statements

December 31, 2012, 2011 and 2010

All amounts in thousands of Brazilian reais unless otherwise stated

35                Expenses by nature

The Company chose to present its expenses by function in the statement of operations. As required by IAS 1, the breakdown of expenses by nature is presented below:

	2012	2011	2010
Classification by nature:
Raw materials and other inputs	(27,342,763)	(24,752,314)	(17,697,874)
Personnel expenses	(1,717,777)	(1,517,256)	(1,225,738)
Outsourced services	(1,583,308)	(1,312,451)	(1,117,434)
Tax expenses	(7,077)	(53,566)	(59,168)
Depreciation, amortization and depletion	(1,863,506)	(1,678,075)	(1,601,744)
Freights	(1,302,899)	(965,244)	(786,353)
Other expenses	(465,424)	(374,097)	(239,633)
Total	(34,282,754)	(30,653,003)	(22,727,944)

Classification by function:
Cost of products sold	(32,209,958)	(28,819,369)	(21,028,905)
Selling	(403,387)	(319,240)	(353,616)
Distribution	(564,950)	(480,532)	(335,510)
General and administrative	(998,261)	(934,779)	(931,135)
Research and development	(106,198)	(99,083)	(78,778)
Total	(34,282,754)	(30,653,003)	(22,727,944)

Braskem S.A. and Its Subsidiaries

Notes to the Consolidation Financial Statements

December 31, 2012, 2011 and 2010

All amounts in thousands of Brazilian reais unless otherwise stated

36                Segment information

The organizational structure of the Company presented in this note considers (i) the restructuring carried out and announced in April 2012, through which the green polyethylene businesses, now called “Renewables”, were reallocated to the Polyolefins segment; and (ii) the discontinuation of the segment Chemical Distribution (Note 6). The information for 2011 was restated to include these changes:

•      Basic petrochemicals: comprises the activities related to the production of basic petrochemicals and the supply of electric energy, steam and compressed air to second-generation producers located in the Camaçari, Triunfo, São Paulo and Rio de Janeiro Petrochemical Complexes.

•      Polyolefins: comprises the activities related to the production of PE, PP and renewables.

•      Vinyls: comprises the activities related to the production of PVC, caustic soda and chloride.

•      International business: formed by Braskem’s operations in the United States and Europe. As of October 2011, the results of the plants acquired from Dow Chemical were considered in the profit and loss of this segment, as described in Note 5.

(a)               Presentation, measurement and reconciliation of results

Information by segment is generated in statutory accounting records maintained in accordance with IFRS, and which are reflected in the consolidated financial statements.

The eliminations stated in the operating segment information, when compared with the consolidated balances, are represented by sales between segments that are carried out as arm’s length sales.

The results of equity investments recognized in the Company’s statement of operations are presented in Corporate unit.

The operating segments are stated based on the results of operations, which does not include financial results, and current and deferred income tax and social contribution expenses.

The Company does not disclose assets by segment since this information is not presented to its chief decision maker.

(b)               Main clients

In 2012 and 2011, the Company does not have any revenue arising from transactions with only one client that is equal or superior to 10% of its total net revenue.

In 2012, the most representative revenue arising from only one client amounts to approximately 5% of total net revenues of the Company and refers to the Basic petrochemical segment.

Braskem S.A. and Its Subsidiaries

Notes to the Consolidation Financial Statements

December 31, 2012, 2011 and 2010

All amounts in thousands of Brazilian reais unless otherwise stated

(c)               Results of operations by segment

	2012
	Reporting segments				Total			Braskem
	Basic			International	reportable	Other	Corporate	consolidated		Braskem
	petrochemicals	Polyolefins	Vinyls	business	segments	segments (i)	unit	before adjustments	Eliminations	consolidated

Net sales revenue	23,603,038	14,456,827	2,019,884	5,465,180	45,544,929	72,652		45,617,581	(10,104,184)	35,513,397
Cost of products sold	(21,793,497)	(13,131,842)	(1,947,749)	(5,272,065)	(42,145,153)	(88,052)		(42,233,205)	10,023,247	(32,209,958)
Gross profit	1,809,541	1,324,985	72,135	193,115	3,399,776	(15,400)		3,384,376	(80,937)	3,303,439

Operating expenses
Selling, general and distribution expenses	(491,999)	(868,410)	(129,696)	(243,300)	(1,733,405)	(37,823)	(301,568)	(2,072,796)		(2,072,796)
Results from equity investments							(25,807)	(25,807)		(25,807)
Other operating income (expenses), net	(64,050)	(20,012)	1,808	364,798	282,544	(98,298)	149,521	333,767		333,767
	(556,049)	(888,422)	(127,888)	121,498	(1,450,861)	(136,121)	(177,854)	(1,764,836)		(1,764,836)

Operating profit (loss)	1,253,492	436,563	(55,753)	314,613	1,948,915	(151,521)	(177,854)	1,619,540	(80,937)	1,538,603

	2011
	Reporting segments				Total			Braskem
	Basic			International	reportable	Other	Corporate	consolidated		Braskem
	petrochemicals	Polyolefins	Vinyls	business	segments	segments (i)	unit	before adjustments	Eliminations	consolidated

Net sales revenue	23,080,909	12,854,346	1,730,894	3,283,828	40,949,977	146,224		41,096,201	(8,599,126)	32,497,075
Cost of products sold	(20,874,367)	(11,729,117)	(1,608,055)	(3,136,788)	(37,348,327)	(141,312)		(37,489,639)	8,670,270	(28,819,369)
Gross profit	2,206,542	1,125,229	122,839	147,040	3,601,650	4,912		3,606,562	71,144	3,677,706

Operating expenses
Selling, general and distribution expenses	(564,536)	(850,827)	(146,357)	(113,097)	(1,674,817)	(36,266)	(122,551)	(1,833,634)		(1,833,634)
Results from equity investments						(246)	(1,419)	(1,665)		(1,665)
Results from business combinations							30,045	30,045		30,045
Other operating income (expenses)	(10,692)	10,933	(32,126)	(16,899)	(48,784)	94,199	(49,027)	(3,612)		(3,612)
	(575,228)	(839,894)	(178,483)	(129,996)	(1,723,601)	57,687	(142,952)	(1,808,866)		(1,808,866)

Operating profit (loss)	1,631,314	285,335	(55,644)	17,044	1,878,049	62,599	(142,952)	1,797,696	71,144	1,868,840

	2010
	Reporting segments				Total			Braskem
	Basic			International	reportable	Other	Corporate	consolidated		Braskem
	petrochemicals	Polyolefins	Vinyls	business	segments	segments (i)	unit	before adjustments	Eliminations	consolidated

Net sales revenue	17,794,560	11,386,539	1,799,335	1,697,843	32,678,277	548,246		33,226,523	(8,200,865)	25,025,658
Cost of products sold	(15,516,979)	(9,880,799)	(1,605,930)	(1,558,042)	(28,561,750)	(450,333)		(29,012,083)	7,983,178	(21,028,905)
Gross profit	2,277,581	1,505,740	193,405	139,801	4,116,527	97,913		4,214,440	(217,687)	3,996,753

Operating expenses
Selling, general and distribution expenses	(580,008)	(645,263)	(140,981)	(66,966)	(1,433,218)	(77,036)	(188,785)	(1,699,039)		(1,699,039)
Results from equity investments							18,215	18,215		18,215
Gain on business combination							975,283	975,283		975,283
Other operating income (expenses), net	(49,511)	(20,129)	33	(20,430)	(90,037)	(258)	(6,272)	(96,567)		(96,567)
	(629,519)	(665,392)	(140,948)	(87,396)	(1,523,255)	(77,294)	798,441	(802,108)		(802,108)

Operating profit (loss)	1,648,062	840,348	52,457	52,405	2,593,272	20,619	798,441	3,412,332	(217,687)	3,194,645

(i)      The segment Other includes the full results of the subsidiary Braskem Idesa.

Braskem S.A. and Its Subsidiaries

Notes to the Consolidation Financial Statements

December 31, 2012, 2011 and 2010

All amounts in thousands of Brazilian reais unless otherwise stated

(d)               Net sales revenue by country

	2012	2011	2010

Headquarter - Brazil	19,941,569	18,353,968	16,179,601
United States	5,642,946	5,032,359	3,251,863
Switzerland	1,725,665	2,574,025	999,932
Argentina	1,195,728	1,058,825	1,243,790
Mexico	913,208	862,310	284,985
Germany	764,244	765,834	655
United Kingdom	583,952	134,363	376,652
Italy	406,132	434,930	42,425
Japan	282,671	159,084
Uruguay	269,672		108,656
Poland	263,163	225,832
Chile	232,004		116,084
Colombia	224,956	183,715	304,466
Spain	219,405	302,180	50,435
Turkey	216,405	309,616	7,410
Singapore	200,952		141,558
Venezuela	561,669	90,206
South Korea	152,870
France	143,036
Netherlands	136,664		413,148
Barbados		742,183	531,833
Portugal		106,463	45,923
Paraguay		88,011	62,592
China		85,482	40,598
Bolivia		75,482	44,625
Belgium		34,272
Other	1,436,484	877,935	778,427
	35,513,397	32,497,075	25,025,658

(e)               Net sales revenue by product

	2012	2011	2010

PE/PP	19,922,007	16,138,174	13,084,382
Benzene, toluene and xylene	2,727,659	2,014,110	1,872,807
Ethylene, Propylene	2,502,111	2,237,711	1,956,721
Naphtha, condensate and crude oil	2,417,416	4,356,086	1,966,242
PVC/Caustic Soda/EDC	2,019,884	1,730,894	1,799,335
ETBE/Gasoline	1,751,961	1,557,080	1,285,521
Butadiene	1,643,172	1,547,222	1,016,795
Cumene	646,286	690,170	391,966
Solvents	515,130	487,204	284,761
Other	1,367,771	1,738,424	1,367,128
	35,513,397	32,497,075	25,025,658

Braskem S.A. and Its Subsidiaries

Notes to the Consolidation Financial Statements

December 31, 2012, 2011 and 2010

All amounts in thousands of Brazilian reais unless otherwise stated

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

In addition, in 2012, Braskem Idesa contracted insurance to cover the risks related to the construction of the Ethylene XXI Project.

The all-risk insurance policies of Braskem, which include all assets in Brazil and abroad, have maximum indemnity limits established based on the amounts of maximum possible loss that are deemed sufficient to cover possible claims in view of the nature of the Company’s activities and based on the guidance of its insurance consultants.

The information on the all-risk policies in effect is presented below:

		Effectiveness	Maximum indemnity limit	Amount insured
	Maturity	(in days)	US$ million	US$ million

Braskem (industrial units in Brazil)	April 8, 2013	548	2,000	25,335
Braskem America and Braskem Alemanha	April 8, 2013	548	500	2,752
Braskem Idesa	September 30, 2015	1,263	5,247	5,247
Quantiq	May 30, 2012	365	69	74
Total				33,408

Additionally, the Company contracted civil liability, transportation, sundry risk and vehicle insurance. The risk assumptions adopted are not part of the audit scope and, therefore, were not subject to review by our independent accountants.

Braskem S.A. and Its Subsidiaries

Notes to the Consolidation Financial Statements

December 31, 2012, 2011 and 2010

All amounts in thousands of Brazilian reais unless otherwise stated

38                Non-cash operations

(a)               2012

On September 3, 2012, the capital increase of Braskem Distribuidora, in the amount of R$75,024 (Note 1(b)(xv) led to a write off in Braskem S.A. property, plant and equipment and a subsequent increase in the property, plant and equipment of Braskem Distribuidora. The effects of the operation were eliminated for the purposes of the preparation of the statement of cash flows.

On December 28, 2012, the Company sold its ownership interests in Cetrel and Braskem Distribuidora (Note 6) for R$652,100, which was recognized in the balance sheet under “other accounts receivable”. The amount has not yet been realized financially and was adjusted in the group “change in operating working capital” under “other accounts receivable”.

(b)               2011

Due to the consolidation of Cetrel as from 2011, the balance of cash and cash equivalents presented in the consolidated statement of cash flows for the beginning of the period (January 1, 2011) was increased by the amount of R$73,805, which corresponds to the amount of cash and cash equivalents of Cetrel on that date.

39                Subsequent events

On January 29, 2013, Braskem Áustria completed the issue of a borrowing agreement with NEXI amounting to US$200 million. The principal will be paid in semiannual installments, the first of which due in May 2013 and the last in November 2022. Interest will be due on a semiannual basis and be composed of exchange rate variation, semi-annual Libor and interest of 1.1% p.a.

INDEX TO EXHIBITS

Exhibit Number	Exhibit

12.01	Certification of Principal Executive Officer dated April 8, 2013 pursuant to Exchange Act Rules 13a-15(e) and 15d-15(e).
12.02	Certification of Principal Financial Officer dated April 8, 2013 pursuant to Rules 13a-15(e) and 15d-15(e).
13.01

Certifications of Principal Executive Officer and Principal Financial Officer dated April 8, 2013 pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

99.01	Disclosure of Mine Safety and Health Administration Safety Data.