Form 20-F
period 2013-12-31
BRASKEM SA
filed 2014-04-14
CIK 1071438

As filed with the Securities and Exchange Commission on April 14, 2014

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F

☐          REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR

12(g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒         ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d)

OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2013

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

Rua Lemos Monteiro, 120 – 24° andar
Butantã—São Paulo—SP, CEP 05501-050, Brazil

(Address of Principal Executive Offices)

Mário Augusto da Silva

                                                                                                      Braskem S.A.

Rua Lemos Monteiro, 120 – 24° andar

Butantã—São Paulo—SP, CEP 05501-050, Brazil

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

The total number of issued shares of each class of stock of Braskem S.A. as of December 31, 2013 was:

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

Large accelerated filer  ☒    Accelerated filer  ☐    Non-accelerated filer  ☐

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

                         U.S. GAAP                         International Financial Reporting                Other ☐
               Standards as issued by the International
                   Accounting Standards Board  ☒

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

On April 10, 2014, the exchange rate for reais into U.S. dollars was R$2.1987 to US$1.00, based on the selling rate as reported by the Central Bank of Brazil (Banco Central do Brasil), or the Central Bank. The selling rate was R$2.3426 to US$1.00 on December 31, 2013, R$2.0435 to US$1.00 on December 31, 2012 and R$1.876 to US$1.00 on December 31, 2011, in each case, as reported by the Central Bank. Thereal/U.S. dollar exchange rate fluctuates widely, and the selling rate on April 10, 2014 may not be indicative of future exchange rates. See “Item 3. Key Information—Exchange Rates” for information regarding exchange rates for the real since January 1, 2009.

Solely for the convenience of the reader, we have translated some amounts included in “Item 3. Key Information—Selected Financial and Other Information” and elsewhere in this annual report from reais into U.S. dollars using the selling rate as reported by the Central Bank as of December 31, 2013 of R$2.3426 to US$1.00. These translations should not be considered representations that any such amounts have been, could have been or could be converted into U.S. dollars at that or at any other exchange rate. Such translations should not be construed as representations that the real amounts represent or have been or could be converted into U.S. dollars as of that or any other date.

Financial Statements

We maintain our books and records in reais. Our consolidated financial statements as of December 31, 2013 and 2012 and for the three years ended December 31, 2013 have been audited, as stated in the report appearing herein, and are included in this annual report.

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

Production Capacity and Sales Volume

As used in this annual report:

•      “production capacity” means the annual nominal capacity for a particular facility, calculated based upon operations for 24 hours each day of a year and deducting scheduled downtime for regular maintenance; and

•      “ton” means a metric ton, which is equal to 1,000 kilograms or 2,204.62 pounds.

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

Our forward-looking statements may be influenced by numerous factors, including the following:

•      general economic, political and business conditions in the markets in which we operate, including demand and prices for petrochemical products;

•      interest rate fluctuations, inflation and exchange rate movements of the real  in relation to the U.S. dollar;

•      the cyclical nature of the global petrochemical industry;

•      competition in global petrochemical industry;

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

•      a deterioration in the world economy that could negatively impact demand for petrochemicals;

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

The selected financial data as of December 31, 2013 and 2012 and for the three years ended December 31, 2013 have been derived from our audited consolidated financial statements, prepared in accordance with IFRS, and included in this annual report. The selected financial data as of December 31, 2011, 2010 and 2009 and for the year ended December 31, 2010 and 2009 have been derived from our audited consolidated financial statements, prepared in accordance with IFRS, which are not included in this annual report.

We have included information with respect to the dividends and/or interest attributable to shareholders’ equity paid to holders of our common shares and preferred shares since January 1, 2009 in reais and in U.S. dollars translated from reais at the commercial market selling rate in effect as of the payment date under the caption “Item 8. Financial Information—Dividends and Dividend Policy—Payment of Dividends.” We prepare individual financial statements in accordance with Brazilian GAAP for certain purposes, including for the calculation of dividends.

	For the Year Ended December 31,
	2013(1)	2013	2012(2)	2011(3)	2010 (4)	2009(5)
	(in millions of US$, except per share data and as indicated)	(in millions of reais, except per share data and as indicated)

Statement of Operations Data:

Net sales revenue	17,488.9	40,969.5	36,160.3	33,086.5	25,025.7	16,136.1
Cost of products sold	(15,291.0)	(35,820.8)	(32,709.1)	(29,265.0)	(21,028.9)	(13,529.7)
Gross profit	2,197.9	5,148.7	3,451.2	3,821.5	3,996.8	2,606.4
Income (expenses):
Selling and Distribution	(427.2)	(1,000.7)	(990.4)	(820.0)	(689.1)	(599.5)
General and administrative	(460.1)	(1,077.9)	(1,071.0)	(1,008.1)	(931.1)	(648.3)
Research and development	(49.4)	(115.8)	(106.2)	(99.1)	(78.8)	(63.1)
Results from equity investments..	(1.4)	(3.2)	(25.8)	(1.0)	18.2	3.2
Results from business combinations	—	—	—	30.0	975.3	102.1
Other operating income (expenses), net	(90.1)	(211.1)	333.5	2.9	(96.6)	3.7
Operating profit	1,169.6	2,740.0	1,591.3	1,926.2	3,194.7	1,404.5
Financial results:
Financial expenses	(1,088.1)	(2.549.1)	(3,926.2)	(3,560.5)	(1,692.0)	685.4
Financial income	330.0	773.0	532.0	759.0	364.9	(331.3)
Profit (loss) before income tax and social contribution	411.5	963.9	(1,802.9)	(875.3)	1,867.6	1,758.6
Income tax and social contribution	(195.0)	(456.9)	783.1	359.5	6.1	(1,359.9)
Profit (loss) from continuing operations	216.4	507.0	(1,019.8)	(515.8)	1,873.7	398.7
Results from discontinued operations	—	—	281.5	27.6	15.8
Profit (loss)	216.4	507.0	(738.3)	(488.2)	1,889.5	398.7

Net income attributable to shareholders of the company	217.6	509.7	(731.1)	(496.5)	1,895.3	398.5
Net income attributable to non-controlling interest	(1.2)	(2.7)	(7.2)	8.3	(5.8)	—

Earnings (loss) per share (6):
Basic:
Common shares		0.6403	(1.2718)	(0.6566)	2.6816	0.7551
Preferred class “A” shares		0.6403	(1.2718)	(0.6566)	2.5683	0.7842
Preferred class “B” shares		0.6062	0	0	0.6029	0.6315
ADS (6)		1.2806	(2.5436)	(1.3132)	5.1366	1.5684
Diluted:
Common shares		0.6403	(1.2718)	(0.6566)	2.6816	0.7551
Preferred class “A” shares		0.6403	(1.2718)	(0.6566)	2.5683	0.7842
Preferred class “B” shares		0.6062	0	0	0.6029	0.6315
ADS		1.2806	(2.5436)	(1.3132)	5.1366	1.5684

__________________________________________________________________

(1)     Translated for convenience only using the selling rate as reported by the Central Bank as of December 31, 2013 for reais  into U.S. dollars of R$2.3426=US$1.00.

(2)     As a result of our decision to maintain IQ Soluções & Química, or QuantiQ, and Ipiranga Química Armazéns Gerais Ltda., or and IQAG, which previously represented the Chemical Distribution segment before we temporarily offered them for sale last year, we have restated our financials to include the Chemical Distribution segment as of 2011. Our financial information for 2012 has been restated to reflect the impacts of the adoption of IAS 19—Employee Benefits. See note 2.1.1. of our audited consolidated financial statements elsewhere in this annual report.

(3)     The financial information for 2012, 2011 and 2010 was restated to reflect the impacts of the discontinued operations of Cetrel S.A., Distribuidora de Água Camaçari (formerly Braskem Distribuidora S.A., or Braskem Distribuidora).

(4)     Includes Braskem America as from April 1, 2010, Quattor Participações S.A., or Quattor (whose name was subsequently changed to Braskem Qpar S.A., or Braskem Qpar), and the subsidiaries, Unipar Comercial e Distribuidora S.A., or Unipar Comercial, and Polibutenos S.A. Indústrias Químicas, or Polibutenos, as from May 1, 2010. The financial information for 2010 has not been restated to reflect the impacts of our decision to maintain QuantiQ and IQAG before we temporarily offered them for sale last year because such impacts did not have a material effect in 2010.

(5)     The financial information for 2009 has not been restated to reflect the impacts of the discontinued operations described above in footnote 3 because such impacts did not have a material effect in 2009.

(6)     American depositary shares (ADS) are U.S. dollar-denominated equity shares of a foreign-based company on an American stock exchange. In our case, each ADS represents two class A preferred shares.

	At and For the Year Ended December 31,
	2013(1)	2013	2012	2011	2010(2)	2009
	(in millions of US$, except as indicated)	(in millions of reais, except as indicated)

Balance Sheet Data:

Cash, cash equivalents and available-for-sale investments	1,850.9	4,335.9	3,287.6	2,986.8	2,624.3	2,945.0
Short-term trade accounts receivable	1,199.7	2,810.5	2,326.5	1,843.8	1,894.6	1,666.5
Inventories	2,198.5	5,150.3	4,102.1	3,623.5	3,015.7	1,721.8
Non-current assets held for sale	16.1	37,7	277,8	—	—	—
Property, plant and equipment, net	10,848.4	25,413.5	21,176.8	20,622.7	19,366.3	10,947.7
Total assets	20,637.8	48,346.1	41,170.0	37,397.2	34,477.5	23,371.8
Short-term borrowings (including current portion of long-term borrowings)	533.1	1,248.8	1,836.0	1,391.8	1,206.4	1,890.5
Short-term debentures (including current portion of debentures)	—	—	—	—	517.7	316.7
Non-current liabilities held for sale	—	—	109.8	—	—	—
Long-term borrowings	7,407.9	17,353.7	15,675.6	13,753.0	11,004.3	7,434.9
Long-term debentures	—	—	—	19.1	—	—
Share capital	3,433.5	8,043.2	8,043.2	8,043.2	8,043.2	5,473.2
Shareholders’ equity (including non-controlling interest)	3,279.0	7,681.3	8,652.0	9,979.9	10,408.3	4,978.6

Other Financial and Operating Information:

Cash Flow Information:
Net cash provided by (used in):
Operating activities	1,049.2	2,457.8	2,571.8	2,777.5	2,720.4	598.7
Investing activities	(2,114.8)	(4,954.2)	(2,834.3)	(2,866.5)	(2,387.6)	(824.7)
Financing activities	1,542.8	3,614.2	633.9	494.7	(388.3)	495.3

Other Information:
Capital expenditures:
Property, plant and equipment	2,414.6	5,656.4	2,792.9	2,252.5	1,689.0	811.7
Investments in other companies	—	—	—	619.2	939.4	(1.5)

Domestic Sales Volume Data (in thousands of tons) (3):
Ethylene		3,360.0	3,329.3	3,097.4	2,949.9	2,253.2
Propylene		1.187.7	1,170.4	1,123.1	1,212.1	994.6
Polyethylene		1,765.7	1,668.2	1,524.9	1,546.8	1,048.4
Polypropylene		1,268.9	1,233.3	1,149.8	1,086.9	698.5
Polyvinyl chloride (PVC)		636.5	560.9	484.0	504.9	457.4

____________________________

(1)   Translated for convenience only using the selling rate as reported by the Central Bank as of December 31, 2013 for reais  into U.S. dollars of R$2.3426=US$1.00.
(2)   Includes Braskem America as from April 1, 2010, Quattor and the subsidiaries, Unipar Comercial and Polibutenos as from May 1, 2010.
(3)   Including intra-company sales within our company. Intra-company sales of ethylene totaled approximately 2,828,200 tons in 2013, 2,805,500 in 2012, 2,606,100 in 2011, 2,511,500 tons in 2010 and 1,928,300 tons in 2009. Intra-company sales of propylene totaled approximately 977,900 tons in 2013, 950,000 tons in 2012, 905,400 tons in 2011, 926,300 tons in 2010 and 628,800 tons in 2009.

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

In the past, the Central Bank has intervened occasionally to control unstable movements in foreign exchange rates. We cannot predict whether the Central Bank or the Brazilian government will continue to permit the real to float freely or will intervene in the exchange rate market through the return of a currency band system or otherwise. The real may depreciate or appreciate against the U.S. dollar substantially. Furthermore, Brazilian law provides that, whenever there is a serious imbalance in Brazil’s balance of payments or there are serious reasons to foresee a serious imbalance, temporary restrictions may be imposed on remittances of foreign capital abroad. We cannot assure you that such measures will not be taken by the Brazilian government in the future. See “—Risk Factors—Risks Relating to Brazil—Brazilian government exchange control policies could increase the cost of servicing our foreign currency-denominated debt, adversely affect our ability to make payments under our foreign currency-denominated debt obligations and impair our liquidity” and “—Risk Factors—Risks Relating to Our Class A Preferred Shares and the ADSs— If holders of the ADSs exchange them for class A preferred shares, they may risk temporarily losing, or being limited in, the ability to remit foreign currency abroad and certain Brazilian tax advantages.”

The following table shows the selling rate for U.S. dollars for the periods and dates indicated. The information in the “Average” column represents the average of the exchange rates on the last day of each month during the periods presented.

	Reais per U.S. Dollars
Year	High	Low	Average	Period End
2009	R$2.422	R$1.702	R$1.990	R$1.741
2010	1.881	1.655	1.759	1.666
2011	1.902	1.535	1.675	1.876
2012	2.112	1.702	1.955	2.043
2013	2.446	1.953	2.161	2.343

	Reais per U.S. Dollars
Month	High	Low
October 2013	2.2087	2.1611
November 2013	2.3362	2.2426
December 2013	2.3817	2.3102
January 2014	2.4397	2.3335
February 2014	2.4238	2.3334
March 2014	2.3649	2.2603
April 2014 (through April 10)	2.2811	2.1974

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

Historically, the international petrochemical markets have experienced alternating periods of limited supply, which have caused prices and profit margins to increase, followed by expansion of production capacity, which has resulted in oversupply and reduced prices and profit margins. Prices in the Brazilian petrochemical industry follow the global petrochemical industry, and we establish the prices for the products we sell in Brazil with reference to international market prices. Therefore, our net sales revenue and gross margin are increasingly linked to global industry conditions that we cannot control.

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

The global economy showed signs of recovery in 2013, with a positive impact on the global demand for petrochemicals, which increased by 3.7% in 2013. In 2013, the Brazilian economy registered GDP growth of 2.3% as compared to 1.0% in 2012 and 2.7% in 2011 and demand for thermoplastic resins in Brazil grew by 8.4%.

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

We face competition in Brazil from foreign producers of polyethylene, polypropylene, PVC and other petrochemical products. Our U.S. operations face competition in the United States from other U.S. producers of polypropylene. Our German operations face competition in Europe and the other export markets that it serves from European and other foreign producers of polypropylene. We generally set the prices for our second generation products sold in Brazil with reference to the prices charged for these products by foreign producers in international markets and set the prices for polypropylene sold in the United States with reference to industry indices or based on negotiations with its customers. We generally set the prices for our second generation products exported from Brazil based on international spot market prices. As a result of the announced commissioning of new ethylene capacity, particularly in the Middle East and in China, coupled with the increased competitiveness of gas-based ethylene producers in United States as a result of their relatively lower raw material costs, we anticipate that we may experience increasing competition from other producers of second generation products in the markets in which we sell these products. In addition, the appreciation of the real against the U.S. dollarincreases the competitiveness of prices of imported products in reais, which may increase the competition in Brazil from other producers of second generation products. Some of our foreign competitors are substantially larger and have greater financial, manufacturing, technological and marketing resources than our company.

Higher raw materials costs would increase our cost of sales and services rendered and may reduce our gross margin and negatively affect our overall financial performance.

Naphtha, a crude oil derivative, is the principal raw material used by our Basic Petrochemicals Unit and, indirectly, in our other business units. Naphtha accounted, directly and indirectly, for approximately 48.9% of our consolidated cost of sales and services rendered in 2013.

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

The average Amsterdam-Rotterdam-Antwerp market price of naphtha in U.S. dollars declined by 3.5% to US$903 per ton in 2013 from US$936 per ton in 2012 and US$931 per ton in 2011. The price of naphtha in U.S. dollars has been, and may continue to be, volatile. In addition, the fluctuations of the U.S. dollar in the future may effectively increase our naphtha costs in reais. Any increase in naphtha costs would reduce our gross margin and negatively affect our overall financial performance to the extent we are unable to pass on these increased costs to our customers and could result in reduced sales volumes of our products.

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

In recent years, the use of ethane as a feedstock for the production of ethylene has increased as a result of its increasing availability and the divergence between the cost of natural gas and oil (from which naphtha and condensate are derived). Natural gas reserves have increased, particularly in North America, as the technology to extract gas from shale has improved. In order to improve their global competitiveness, most U.S. ethylene producers with the raw material flexibility to use ethane as a feedstock have converted to the use of the ethane feedstocks.

As a result of the increase in natural gas reserves in North America, (1) ethane has returned as a low-cost alternative to oil-based products and (2) additional gas production has resulted in an increasingly competitive ethane price. North American polyethylene producers have benefited from the low-cost position of natural gas prices, and the resulting increased competitiveness of North American polyethylene producers could decrease the global and domestic price of polyethylene, which would reduce our gross margin and negatively affect our overall financial performance.

We do not hedge against changes in the price of naphtha, so we are exposed to fluctuations in the price of our primary raw material.

We currently do not hedge our exposure to fluctuations in U.S. dollar or real  prices of naphtha. Although we attempt to pass on increases in naphtha prices through higher prices for our products, in periods of high volatility in the U.S. dollar price of naphtha or in the real/U.S. dollar exchange rate, there is usually a lag between the time that the U.S. dollar price of naphtha increases or the real  depreciates against the U.S. dollar and the time that we may effectively pass on those increased costs in reais  to our customers in Brazil. As a result, if the U.S. dollar price of naphtha increases precipitously, or if the real  depreciates against the U.S. dollar, as has occurred in recent years, we may not immediately be able to pass on all of the corresponding increases in our naphtha costs to our customers in Brazil, which would likely reduce our gross margin and net income.

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

Our production volume and net sales revenue would likely decrease and our overall financial performance would likely be negatively affected in the event of the following:

•      significant damage to Petrobras’ refineries or to the port facilities through which Petrobras imports naphtha, or to any of the pipelines connecting our plants to Petrobras’ facilities, whether as a consequence of an accident, natural disaster, fire or otherwise; or

•      any termination by Petrobras of the naphtha, ethane or propane supply contracts with our company, which provide that Petrobras may terminate the contracts for certain reasons described in “Item 4. Information on the Company—Basic Petrochemicals Unit—Raw Materials of Our Basic Petrochemicals Unit.”

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

Our Basic Petrochemicals Unit is the only supplier of ethylene to our Vinyls Unit, the only supplier of ethylene to the polyethylene plants of our Polyolefins Unit and the principal supplier of propylene to the polypropylene plants of our Polyolefins Unit. Because the cost of storing and transporting ethylene is substantial and there is inadequate infrastructure in Brazil to permit the importing of large quantities of ethylene and propylene, our polyolefins plants in Brazil and our Vinyls Unit are highly dependent on the supply of these products by our basic petrochemicals plants. Consequently, our production volumes of, and net sales revenue from, polyolefins and vinyls products would decrease, and our overall financial performance would be negatively affected, in the event of the following:

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

During 2013, 44.5% of the propylene used by our Polyolefins Unit was supplied by Petrobras. Because the cost of storing and transporting propylene is substantial and there is inadequate infrastructure in Brazil to permit the importation of large quantities of these products, we are highly dependent on propylene supplied by Petrobras and production volumes of, and net sales revenue from, polypropylene products would decrease, and our overall financial performance would be negatively affected, in the event of the following:

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

Standard & Poor’s Ratings Services, a division of The McGraw-Hill Companies, Inc., or Standard & Poor’s, Moody’s Investors Service, or Moody’s, and Fitch, Inc., or Fitch, maintain ratings of our company and our debt securities. Currently, Standard & Poor’s, Moody’s and Fitch maintain ratings of our company on a local and a global basis. On a global basis, Standard & Poor’s maintains a local currency rating for our company of “BBB - (stable)” and a foreign currency rating for our company of “BBB - (stable),” Moody’s maintains a local currency rating for our company of “Baa3 (negative)” and foreign currency rating for our company of “Baa3 (negative),” and Fitch maintains a local currency rating for our company of “BBB-/Negative Outlook” and foreign currency rating for our company of “BBB-/Negative Outlook.” Any decision by these agencies to downgrade the ratings of our company or of our debt securities in the future would likely result in increased interest and other financial expenses relating to our borrowings and debt securities and the inclusion of financial covenants in the instruments governing new indebtedness, and could significantly reduce our ability to obtain such financing on satisfactory terms or in amounts required by us and our liquidity.

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

Braskem Idesa S.A.P.I., or Braskem Idesa, our joint venture with Grupo Idesa, S.A. de C.V., or Idesa, one of Mexico’s leading petrochemical groups, to develop Project Ethylene XXI will undertake significant capital expenditure programs to implement this project. Our ability to achieve our strategic objectives relating to this project will depend on, in large part, the successful, timely and cost-effective implementation of this project. Factors that could affect this implementation include the following:

•      the outcome of negotiations with governments, suppliers, customers or others;

•      the ability of Braskem Idesa to complete the project’s milestones in order obtain future disbursements under our project finance facilities that are necessary for the implementation of this project;

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

Although we believe that the cost estimate and implementation schedule of Project Ethylene XXI is reasonable, we cannot assure you that the actual costs or time required to complete the implementation of this project will not substantially exceed our current estimates. Any significant cost overrun or delay could hinder or prevent the implementation of our business plan, as originally conceived, and result in revenues and net income being less than expected.

Future adjustments in tariffs on imports that compete with our products could cause us to lower our prices.

We currently benefit from tariffs imposed by the Brazilian government on imports that allow us to charge prices for our polyolefins and vinyls products in the domestic market that include a factor based on the tariffs levied on comparable imports of those products. However, the Brazilian government has in the past used import and export tariffs to effect economic policies, with the consequence that tariffs can vary considerably, especially tariffs on petrochemical products. For example, in September 2012, the Brazilian government increased import duties on 100 products related to various industries, including an increase on the import tariff for polyethylene. In October 2012, it increased the import tariff for polyethylene from 14% to 20% and in October 2013, it reduced the import tariff for polyethylene to 14%. Future adjustments of tariffs could lead to increase competition from imports and cause us to lower our domestic prices, which would likely result in lower net sales revenue and could negatively affect our overall financial performance. Additionally, the products we produce in the United States and Europe are subject to tariffs in the amount of 6.5% in each jurisdiction. These tariffs generally favor our products produced locally and any future adjustments to these tariff structures could negatively impact our sales in these jurisdictions.

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

Our operations in the United States and Germany are subject to extensive U.S. and German federal, state and local laws, regulations, rules and ordinances relating to pollution, protection of the environment and the generation, storage, handling, transportation, treatment, disposal and remediation of hazardous substances and waste materials. U.S. environmental laws and regulations may impose liability on us for the conduct of third parties, or for actions that complied with applicable requirements when taken, regardless of negligence or fault. Of particular significance to us are (1) regulatory programs to be established to implement air quality standards under the National Ambient Air Quality Standards for ozone and fine particles promulgated by the U.S. Environmental Protection Agency, or the EPA, and (2) various legislative and regulatory measures in the United States which are under review, discussion or implementation to address greenhouse gas emissions.

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

We are, and in the future may be, involved in numerous tax, civil and labor disputes, among others, involving monetary claims. If unfavorable decisions are rendered in one or more of these lawsuits, we could be required to pay substantial amounts. For some of these lawsuits, we have not established any provision on our balance sheet or have established provisions only for part of the amounts in question, based on our judgments as to the likelihood of winning these lawsuits. For more information about our legal proceedings, see “Item 8. Financial Information—Legal Proceedings.”

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

Additionally, approximately 70% of Brazil’s installed electric generation capacity is currently dependent upon hydroelectric generation facilities. If the amount of water available to energy producers becomes increasingly scarce due to drought or diversion for other uses as has happened in recent years, the cost of energy, which represented approximately 2.4% of our total cost of goods sold in 2013, may increase. Such conditions could have a material adverse effect on our sales and margins.

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

We currently benefit from certain industrial policies and related actions undertaken by the Brazilian government intended to strengthen the domestic economic and certain local industries. Some of these policies and actions have recently included reductions in payroll taxes for plastic manufacturers, a program to improve the competitiveness of Brazilian plastics producers in the export markets by refunding the federal taxes levied on their export sale, intervention of the federal government to limit uniform import tariffs at local ports, increases in import duties on certain products, including polyethylene, and the reduction in the rates of Social Integration Program (Programa de Integração Social), or PIS, a federal value-added tax, and Contribution for Social Security Financing (Contribuição para Financiamento da Seguridade Social), or COFINS, taxes on feedstock purchases by first- and second-generation petrochemical producers, which are scheduled to be reduced to 1% by 2015 but increase to 3% in 2016, 5% in 2017 and 5.6% in 2018 . Such industrial policies may be of limited duration and may be renewed or discontinued at the discretion of the Brazilian government. We cannot predict or control which policies will be renewed or discontinued and whether future changes to Brazilian industrial policy will be proposed and enacted in the future. If industrial policies that benefit us expire, or policies detrimental to us are implemented, our business, results of operations and financial condition may be adversely affected.

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

The Brazilian currency has been devalued on several occasions during the last four decades. Throughout this period, the Brazilian government has implemented various economic plans and various exchange rate policies, including sudden devaluations, periodic mini-devaluations (during which the frequency of adjustments has ranged from daily to monthly), exchange controls, dual exchange rate markets and a floating exchange rate system. From time to time, there have been significant fluctuations in the exchange rate between the Brazilian currency and the U.S. dollar and other currencies. In 2008, primarily as a result of the international financial volatility, foreign investors removed billions of reais from the Brazilian Securities, Commodities and Futures Exchange (BM&FBOVESPA S.A. – Bolsa de Valores, Mercadorias e Futuros), or the BM&FBOVESPA, resulting in the depreciation of the real  by 31.9% against the U.S. dollar. The real appreciated against the U.S. dollar by 25.5% during 2009 and by 4.3% during 2010. The real depreciated by 12.6% against the U.S. dollar during 2011, by 9.0% during 2012 and by 14.6% during 2013.

Depreciation of the real  relative to the U.S. dollar also could result in inflationary pressures in Brazil by generally increasing the price of imported products and services. On the other hand, the appreciation of the real  against the U.S. dollar may lead to a deterioration of the country’s current account and the balance of payments and may dampen export-driven growth.

We had total foreign currency-denominated debt obligations, all of which were denominated in U.S. dollars, in an aggregate amount of R$12,940.1 million (US$5,523.8 million) as of December 31, 2013, representing 69.6% of our consolidated indebtedness, not including transaction costs or the aggregate amount of R$4,731.4 million (US$2,030.8 million) outstanding as of December 31, 2013 in connection with the project finance debt related to Project Ethylene XXI. As of December 31, 2013, we had US$1,058.3 million in foreign currency-denominated cash and cash equivalents.

A significant depreciation of the real  in relation to the U.S. dollar or other currencies could increase our financial expenses as a result of foreign exchange losses that we must record and could reduce our ability to meet debt service requirements of our foreign currency-denominated obligations. To enable us to more efficiently manage the effects of exchange rate fluctuations on our results, in 2013 we decided to designate part of our dollar-denominated liabilities as a hedge for our future exports.  See “Item 5. Operating and Financial Review and Prospects—Year Ended December 31, 2013 Compared with Year Ended December 31, 2012—Financial Results” for more information.

The prices of naphtha, our most important raw material, and of some of our other raw materials, are denominated in or linked to the U.S. dollar. Naphtha accounted, directly and indirectly, for 48.9% of our consolidated cost of sales and services rendered in 2013. When the real  depreciates against the U.S. dollar, the cost in reais  of our U.S. dollar-denominated and U.S. dollar-linked raw materials increases, and our operating income in reais  may decrease to the extent that we are unable to pass on these cost increases to our customers.

The Brazilian government’s actions to combat inflation may contribute significantly to economic uncertainty in Brazil and reduce demand for our products.

Historically, Brazil has experienced high rates of inflation. Inflation, as well as government efforts to combat inflation, had significant negative effects on the Brazilian economy, particularly prior to 1995. The inflation rate, as measured by the General Price Index—Internal Availability (Índice Geral de Preços—Disponibilidade Interna), or the IGP-DI, reached 2,708% in 1993. Although inflation rates have been substantially lower since 1994 than in previous periods, inflationary pressures persist. Inflation rates, as measured by the IGP-DI, were (1.4)% in 2009, 11.3% in 2010, 5.0% in 2011, 8.10% in 2012 and 5.53% in 2013. The Brazilian government’s measures to control inflation have often included maintaining a tight monetary policy with high interest rates, thereby restricting availability of credit and reducing economic growth. Inflation, actions to combat inflation and public speculation about possible additional actions also may contribute to economic uncertainty in Brazil and to heightened volatility in the Brazilian securities markets.

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

Our financial expenses are affected by changes in the interest rates that apply to our floating rate debt. As of December 31, 2013, we had, among other debt obligations, R$2,119.8 million of loans and financing and debentures that were subject to the Long-Term Interest Rate (Taxa de Juros de Longo Prazo), or TJLP, R$2,367.6 million of loans and financing and debentures that were subject to the Interbank Deposit Certificate (Certificado de Depósito Interbancário), or CDI rate, and R$4,979.6 million of loans and financing that were subject to the London Interbank Offered Rate, or LIBOR.

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

The purchase and sale of foreign currency in Brazil is subject to governmental control. Many factors could cause the Brazilian government to institute more restrictive exchange control policies, including the extent of Brazil’s foreign currency reserves, the availability of sufficient foreign exchange on the date a payment is due, the size of Brazil’s debt service burden relative to the economy as a whole, Brazil’s policy towards the International Monetary Fund and political constraints to which Brazil may be subject. A more restrictive policy could increase the cost of servicing, and thereby reduce our ability to pay, our foreign currency-denominated debt obligations and other liabilities. Our foreign-currency debt denominated in dollars represented an aggregate of 69.6% of our indebtedness on a consolidated basis as ofDecember 31, 2013, not including transaction costs or the aggregate amount of R$4,731.4 million (US$2,030.8 million) outstanding as ofDecember 31, 2013 in connection with the project finance debt related to Project Ethylene XXI. If we fail to make payments under any of these obligations, we will be in default under those obligations, which could reduce our liquidity as well as the market price of our class A preferred shares and the ADS.

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

According to our by-laws and Brazilian corporate law, we must generally pay our shareholders at least 25% of our annual net income as dividends or interest on shareholders’ equity, as calculated and adjusted under Brazilian GAAP (which, for this purpose, is identical to IFRS). This adjusted net income may be capitalized, used to absorb losses or otherwise retained as allowed under Brazilian GAAP and may not be available to be paid as dividends or interest on shareholders’ equity. The Brazilian Corporation Law allows a publicly traded company like ours to suspend the mandatory distribution of dividends in any particular year if our board of directors informs our shareholders that such distributions would be inadvisable in view of our financial condition or cash availability. Holders of our class A preferred shares or the ADSs may not receive any dividends or interest on shareholders’ equity in any given year if our board of directors makes such a determination or if our operations fail to generate net income.

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

Under Brazilian law, only shareholders registered as such in our corporate books may attend our shareholders’ meetings. All class A preferred shares underlying the ADSs are registered in the name of the depositary. ADS holders may exercise the limited voting rights with respect to our class A preferred shares represented by the ADSs only in accordance with the deposit agreement relating to the ADSs, which provides that voting rights are only available to ADS holders at our discretion. There are practical limitations upon the ability of ADS holders to exercise their voting rights due to the additional steps involved in communicating with ADS holders. For example, we are required to publish a notice of our shareholders’ meetings in certain newspapers in Brazil. To the extent that holders of our class A preferred shares are entitled to vote at a shareholders’ meeting, they will be able to exercise their voting rights by attending the meeting in person or voting by proxy. By contrast, holders of the ADSs will receive notice of a shareholders’ meeting by mail from the depositary following our notice to the American Depositary Receipt, or ADR, depository requesting the ADR depository to do so. To exercise their voting rights, ADS holders must instruct the depositary on a timely basis. This noticed voting process will take longer for ADS holders than for holders of class A preferred shares. If it fails to receive timely voting instructions for all or part of the ADSs, the depositary will assume that the holders of those ADSs are instructing it to give a discretionary proxy to a person designated by us to vote their ADSs, except in limited circumstances.

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

Although insider trading and price manipulation are crimes under Brazilian law and are the subject of continuously evolving regulations promulgated by the CVM, the Brazilian securities markets are not as highly regulated and supervised as the U.S. securities markets or the markets in some other jurisdictions. In addition, rules and policies against self-dealing or for preserving shareholder interests may be less well-defined and enforced in Brazil than in the United States and certain other countries, which may put holders of our class A preferred shares and the ADSs at a potential disadvantage. Corporate disclosures also may be less complete or informative than for a public company in the United States or in certain other countries.

Actual or anticipated sales of a substantial number of class A preferred shares could decrease the market prices of our class A preferred shares and the ADSs.

Sales of a substantial number of our class A preferred shares could negatively affect the market prices of our class A preferred shares and the ADSs. If, in the future, substantial sales of shares are made through the securities markets by OSP, Petrobras or other existing or future holders of class A preferred shares, the market price of our class A preferred shares and, by extension, the ADSs may decrease significantly. As a result, holders of the ADSs may not be able to sell the ADSs at or above the price they paid for them.

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

The Brazilian securities markets are substantially smaller, less liquid and more volatile than major securities markets in the United States and other jurisdictions, and may be regulated differently from the manner in which U.S. investors are accustomed. Factors that may specifically affect the Brazilian equity markets may limit the ability of holders of the ADSs to sell class A preferred shares underlying ADSs at a price and at a time when they wish to do so and, as a result, could negatively impact the market price of the ADSs themselves.

Developments in other emerging markets may decrease the market price of our class A preferred shares and the ADSs.

The market price of our class A preferred shares and the ADSs may decrease due to declines in the international financial markets and world economic conditions. Although economic conditions are different in each country, investors’ reaction to developments in one country can affect the securities markets and the securities of issuers in  other countries, including Brazil. Brazilian securities markets are, to varying degrees, influenced by economic and market conditions in other emerging market countries. Any adverse economic developments in other emerging markets may adversely affect investor confidence in securities issued by Brazilian companies, causing their market price and liquidity to suffer. Any such developments could immediately affect our ability to raise capital when needed and the market price of our class A preferred shares and the ADSs.

The imposition of IOF taxes may indirectly influence the price and volatility of our ADSs and preferred shares.

Brazilian law imposes the IOF/Exchange Tax, on the conversion of reais  into foreign currency and on the conversion of foreign currency into reais. The objective of this tax is to slow the pace of speculative inflows of foreign capital into the Brazilian market and the appreciation of the real  against the U.S. dollar. The imposition of this tax may discourage foreign investment in shares of Brazilian companies, including our company, due to higher transaction costs, and may negatively impact the price and volatility of our ADSs and preferred shares on the NYSE and the Brazilian Securities, Commodities and Futures Exchange, or BM&FBOVESPA. See “Item 10. Additional information—Taxation—Brazilian Tax Considerations.”

ITEM 4. INFORMATION ON THE COMPANY

We are the largest producer of thermoplastic resins in the Americas, based on annual production capacity of our 29 plants in Brazil, five plants in the United States and two plants in Germany as of December 31, 2013. We are the only producer of ethylene, polyethylene and polypropylene in Brazil. We produce a diversified portfolio of petrochemical and thermoplastic products and have a strategic focus on thermoplastic resins, including polyethylene, polypropylene and PVC. We are also the third largest Brazilian-owned private sector industrial company, based on net sales revenue in 2012 (the latest year for which such information is available). We recorded net sales revenue of R$40,969.5 million and a net profit of R$507.0 million during the year ended December 31, 2013.

As of December 31, 2013, our business operations were organized into five production business units, which corresponded to our principal production processes, products and services. Our business units were as follows:

•      Basic Petrochemicals, which includes our production and sale of basic petrochemicals at the petrochemical complex located in Camaçari in the State of Bahia, or the Northeastern Complex, the petrochemical complex located in Triunfo in the State of Rio Grande do Sul, or the Southern Complex, the petrochemical complex located in Capuava in the State of São Paulo, or the São Paulo Complex and the Rio de Janeiro Complex and our supply of utilities produced at these complexes to second generation producers, including some producers owned or controlled by our company. This segment accounted for net sales revenue of R$25,037.8 million, or 48.0% of the net sales revenue of all reportable segments, including net sales to our other business units, and had an operating margin of 7.5% in 2013;

•      Polyolefins, which includes the production and sale of polyethylene, including the production of “green polyethylene” from renewable resources, and polypropylene produced by our company in Brazil. This segment accounted for net sales revenue of R$16,944.7 million, or 32.5% of the net sales revenue of all reportable segments, including net sales to our other business units, and had an operating margin of 8.1% in 2013;

•      Vinyls, which includes our production and sale of PVC and caustic soda. This segment accounted for net sales revenue of R$2,581.1 million, or 4.9% of the net sales revenue of all reportable segments, including net sales to our other business units, and had a negative operating margin of 0.4% in 2013;

•      USA and Europe, which includes the operations of Braskem Europe, and consists of the production and sale of polypropylene in the United States and the operations of the polypropylene business in the United States and Germany. This segment accounted for net sales revenue of R$6,748.5 million, or 12.9% of the net sales revenue of all reportable segments, including net sales to our other business units, and had an operating margin of 0.1% in 2013; and

•      Chemical Distribution, which includes the operations of QuantiQ and IQAG and distributes petrochemical products manufactured by our company and other domestic and international companies. This segment accounted for net sales revenue of R$891.7 million, or 1.7% of the net sales revenue of all reportable segments, including net sales to our other business units, and had a negative operating margin of 3.1% in 2013.

Strategy of Our Company

Our strategic objective is to satisfy our customers in the plastics value chain and the chemical industry in Brazil and the Americas, while maximizing return on the capital invested by shareholders.

The key elements of our strategy include:

•      Differentiation of Our Business. We recognize the cyclical nature of the markets for our petrochemical products and believe that, by focusing on relationships with our customers, we can foster customer loyalty even during periods of lower demand. For instance, we offer our customers more flexible delivery options and credit terms than importers, which typically offer deliveries only through port facilities financed through letters of credit. Our growth strategy is centered on increasing the consumption of our products, enabling customers to substitute non-plastic materials with thermoplastic resins. We are seeking to establish close, long-term relationships with our customers and are committed to providing technological support and solutions to our customers through our research centers in Rio Grande do Sul (Brazil), and in Pittsburgh, Pennsylvania (United States), which develop processes, products and applications for the petrochemical sector and which, as of December 31, 2013, collectively had 333 employees.

•      Acquisition of Feedstocks at Competitive Prices. In order to obtain feedstocks at competitive prices, we are constantly seeking to diversify our feedstock profile and to negotiate purchases of feedstocks at competitive prices.

As part of our efforts to acquire feedstock at competitive prices, in 2012 we acquired from Sunoco Chemicals, in the United States, a propylene splitter that was integrated into its unit in Marcus Hook, Pennsylvania. This acquisition provides a long-term solution to the unit’s propylene supply. Additionally, we have created a partnership with Enterprise Products in the United States, which will supply approximately 65% of the propylene feedstock required by our three plants in the U.S. Gulf region. In addition to guaranteeing the supply of this feedstock for 15 years, the partnership establishes Enterprise’s obligation to build a propane dehydrogenation plant (PDH) that will use shale gas and other untraditional feedstock sources, giving Braskem access to competitive opportunities in gas-based feedstock in the region.

With respect to the diversification of our feedstock profile, we have advanced in the construction of the Ethylene XXI Project, a complex in Mexico that will include a cracker using ethane as feedstock and three integrated polyethylene plants with annual capacity of 1.05 million tons, with startup slated for 2015. Developed through a joint venture with the Mexican group Idesa, Braskem Idesa has entered into a long-term supply contract to purchase ethane from Pemex Gas y Petroquímica Básica, or Pemex Gas, a state-owned Mexican company, under competitive commercial conditions.

Additionally, Odebrecht Ambiental, a subsidiary of Odebrecht, is leading a feasibility study of a project for the production of ethylene in the state of West Virginia in the United States, in which we expect to participate. This project, called the Appalachian Shale Cracker Enterprise, or Ascent, contemplates the involvement of third party investors. The role of each participant and business model of the project has not yet been determined will be subject to board approval if the initial findings of the study are positive.

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

We believe that additional capacity purchased or developed by us together with joint venture partners will enable us to maintain and expand our leadership position in the Americas and support the growth of our main markets.

•      New Business Opportunities. We are pursuing business opportunities by developing new and specialized products and technologies, including the following:

➢  We are expanding and converting one of our polyethylene production lines in Bahia to produce metallocene-based linear low density polyethylene. This resin has distinctive characteristics for the flexible packaging industry, including greater resistance to impact and punctures, higher polish and greater transparency;

➢  We are continuously evaluating opportunities to improve our existing products and to act as partner or supplier in connection with the manufacture of new value-added products;

➢  We are seeking a strong position in the technological development of sustainable chemistry by investing in research, development and innovation focused on technologies that have been proven from a technical standpoint but are still unavailable for purchase in the market and technologies that are available for purchase in the market, which we use to maintain and improve the competitiveness of our existing business;

➢  We are intensifying our program to develop and produce new technologies through research and development, including certain catalysts for use in our plants that are otherwise available only from a single source or a small number of suppliers; and

➢  We are continuing to develop manufacturing processes to produce “green” polymers made out of renewable raw materials in an effort to maintain our leadership in the production of environmentally sustainable resins.

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

The following discussion highlights the important developments in our business since January 1, 2013.

Acquisition of Interest in Odebrecht Comercializadora de Energia S.A.

In July 2013, we acquired 2,000 shares, or 20%, of the capital of Odebrecht Comercializadora de Energia. Odebrecht Comercializadora de Energia is also owned by Odebrecht Energia S.A., Odebrecht Agroindustrial S.A., Odebrecht Ambiental S.A. (currently Foz do Brasil S.A.) and Odebrecht Transport S.A, each holding an equal interest of 20%. In July 2013, the shareholders of Odebrecht Comercializadora de Energia entered into a shareholders’ agreement governing the rights and obligations of all parties.

Joint Venture with Styrolution

In October 2013, we signed a memorandum of understanding with Styrolution Group GmbH, or Styrolution, a global leader in the production of styrene, to assess the economic feasibility of forming a joint venture in Brazil. If approved, this joint venture would build and operate a plant with an expected annual production capacity of 100,000 tons of the copolymers acrylonitrile butadiene styrene and styrene acrylonitrile. We expect that the joint venture would market these copolymers to customers in Brazil and throughout South America. The memorandum of understanding contemplates that Styrolution would hold a 70% controlling interest in the joint venture and would contribute its expertise in developing and producing styrene, obtaining the necessary technology licenses and leveraging its existing acrylonitrile butadiene styrene and styrene acrylonitrile businesses in the region. The memorandum of understanding contemplates that Braskem would hold a 30% interest in the joint venture and would contribute supply chain infrastructure and the site of the plant. The implementation of this joint venture is subject to, among other things, the negotiation of definitive agreements among the parties with respect to the joint venture and regulatory and antitrust approval. If this joint venture is implemented, we expect that construction will commence in early 2015 and that this plant would commence operations in 2017.

Investment in Metallocene-based LLDPE

In October 2013, we announced that we intend to invest approximately R$50 million in one of our polyethylene production lines in the Northeastern Complex to (1) expand the annual production capacity of this line by 30,000 tons and (2) convert 100,000 tons of the annual production capacity of this line to the production of metallocene-based LLDPE. We expect to sell this resin, which takes advantage of the development of more modern technology, primarily to manufacturers of plastic films. We expect this production line to begin operations in 2015.

Solvay Indupa Acquisition

On December 17, 2013, we entered into an agreement to acquire from Solvay Argentina S.A. 292,453,490 shares of Solvay Indupa, representing 70.6% of its total share and voting capital for an initial purchase price of approximately US$25.0 million. Solvay Indupa produces PVC and caustic soda and has integrated PVC and caustic soda plants in Santo André, in the state of São Paulo, Brazil, and Bahía Blanca, in the province of Buenos Aires, Argentina. The Santo André plant has annual production capacity of 300,000 tons of PVC and 170,000 tons of caustic soda and the Bahía Blanca has annual production capacity of 240,000 tons of PVC and 180,000 tons of caustic soda. We do not expect to materially increase our debt in connection with this transaction. Closing is expected to occur in 2014, subject to certain conditions precedent, including approval by the Brazilian antitrust authorities, which have 330 days to analyze the acquisition starting on January 31, 2014. Upon completion of this acquisition, we will establish an industrial presence in Argentina, which is one of the largest consumer markets in South America, and we will become the only producer of PVC in Brazil.

Sale of Southern Complex Water Treatment Assets

On December 31, 2013, we entered into a share purchase agreement relating to all of our shares of Distribuidora de Água Triunfo S.A., or DAT, which represented all of its outstanding shares, for an aggregate principal amount of R$315.0 million. This sale occurred in January 2014. Pursuant to this agreement, we sold DAT, which owned our water treatment assets located in our Southern Complex, to Odebrecht Ambiental, which is part of Odebrecht. In connection with this agreement, we entered into a long-term agreement with Odebrecht Ambiental for the supply of industrial water.

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

________________________________

(1)   Braskem America is wholly owned by Braskem Europe GmbH, or Braskem Europe, which is wholly owned by Braskem Netherlands B.V.

Basic Petrochemicals Unit

As of December 31, 2013, our Basic Petrochemicals Unit’s facilities had one of the largest annual production capacities of all first generation producers in Latin America. Including net sales to our other business units, our Basic Petrochemicals Unit generated net sales revenue of R$25,037.8 million in 2013, or 48.0% of the net sales revenue of all reportable segments. Net sales revenue generated by sales to our other business units was R$11,378.2 million during 2013, representing 45.4% of the net sales revenue of our Basic Petrochemicals Unit.

Our Basic Petrochemicals Unit is comprised of the basic petrochemicals operations conducted by our company in the Northeastern Complex, the Southern Complex, the São Paulo Complex and the Rio de Janeiro Complex.

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

The products of our Basic Petrochemicals Unit are used primarily in the manufacture of intermediate second generation petrochemical products, including those manufactured by our Polyolefins Unit and our Vinyls Unit. Our Basic Petrochemicals Unit also supplies utilities to other second generation producers in each of the petrochemical complexes in which we operate and other companies located outside of these complexes, and renders services to those producers. In 2013, 82.3% of our Basic Petrochemicals Unit’s net sales revenue (including intra-company sales) was derived from the sale of basic petrochemicals, 6.3% from the sale of naphtha and condensate, 5.6% from the sale of fuels, 3.6% from the sale of intermediates, and 2.3% from the sale of utilities and services. In 2013, 45.4% of our Basic Petrochemicals Unit’s net sales revenue from sales of basic petrochemicals was derived from sales made to our Polyolefins and Vinyls Units.

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

	Year Ended December 31,
	2013	2012	2011
	(thousands of tons)
Domestic sales:
Ethylene	531.8	523.8	491.3
Propylene	209.9	220.4	217.7
Cumene	234.1	250.5	290.9
Butadiene	210.8	216.4	252.9
BTX products(1)	686.3	744.4	679.6
Others	395.0	400.9	463.0
Total domestic sales of basic petrochemicals	2,267.9	2,356.4	2,395.4
Total export sales of basic petrochemicals	1,274.6	1,208.0	1,087.5
Total sales of basic petrochemicals	3,542.5	3,564.4	3,482.9

___________________________

(1)   Includes benzene, toluene, ortho xylene, para xylene and mixed xylenes.

In addition, we had the following intra-company sales:

	Year Ended December 31,
	2013	2012	2011
	(thousands of tons)
Ethylene	2,828.2	2,805.5	2,606.1
Propylene	977.9	950.0	905.4
Benzene	7.5	36.9	152.7

Production Facilities of Our Basic Petrochemicals Unit

We believe that the technological processes we use at our basic petrochemicals plants are among the most advanced in the world. Our Basic Petrochemicals Unit currently owns and operates:

•      five major basic petrochemicals units in the Northeastern Complex (two olefins units, two aromatics units and one utilities unit);

•      four major basic petrochemicals units in the Southern Complex (two olefins units, one aromatics unit, and one utilities unit);

•      three basic petrochemicals units in the São Paulo Complex (one olefins unit, one aromatics unit and one utilities unit); and

•      two basic petrochemicals units in the Rio de Janeiro Complex (one olefins unit and one utilities unit).

We define the term “unit” to mean several production lines that are linked together to produce olefins, aromatics or utilities.

The table below sets forth the primary products of our Basic Petrochemicals Unit, annual production capacity as of December 31, 2013 and annual production for the years presented.

	Annual Production	Production For the Year Ended December 31,
Primary Products	Capacity	2013	2012	2011
	(in tons, except automotive gasoline)
Olefins:
Ethylene	3,752,000	3,372,825	3,329,758	3,119,158
Propylene	1,585,000	1,505,595	1,349,142	1,411,098
Butadiene(1)	477,000	389,854	355,703	314,534
Aromatics:
BTX products(2)	1,503,000	1,287,831	1,079,644	1,165,437

________________________

(1)   Includes revenue generated from sales of butadiene by our butadiene plant in the Southern Complex which has an annual production capacity of 103,000 tons and commenced operations in September 2012.
(2)   Consists of benzene, toluene, para-xylene and ortho-xylene.

Raw Materials of Our Basic Petrochemicals Unit

Naphtha

Naphtha is the principal raw material that we use to produce our basic petrochemical products and represents the principal production and operating cost of our Basic Petrochemicals Unit. We also use condensate as a raw material in our basic petrochemical units in the Southern Complex.

The price of naphtha and condensate that we purchase varies primarily based on changes in the U.S. dollar-based international price of crude oil. Naphtha and condensate accounted for 72.7% of the total cost of sales of our Basic Petrochemicals Unit during 2013, and naphtha accounted for 48.9% of our direct and indirect consolidated cost of sales and services rendered during 2013.

The following table shows the average Amsterdam-Rotterdam-Antwerp market price of naphtha for the periods indicated.

	2014	2013	2012	2011

Average(1)	US$916.12	US$903.01	US$1,031.57	US$931.15
Month ended:
January	918.58	932.95	950.61	854.71
February	913.65	991.86	1,026.88	881.64
March	911.40	910.29	1,068.84	981.43
April	–	815.70	1,029.51	1,052.68
May	–	833.20	877.11	986.41
June	–	843.60	729.49	933.32
July	–	876.79	825.40	979.80
August	–	913.88	935.18	940.13
September	–	929.81	966.06	940.05
October	–	901.87	954.59	882.35
November	–	929.33	930.99	864.61
December	–	956.78	938.06	876.69

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

	Year Ended December 31,
	2013	2012	2011
Brazil	72.4%	73.0%	74.6%
Algeria	13.0%	10.3%	10.4%
Venezuela	9.0%	5.2%	4.6%
Argentina	0.8%	4.0%	6.4%
Others	13.9%	12.7%	8.6%
Total	100%	100%	100%

Supply Contracts with Petrobras

In July 2009, we and Petrobras entered into a Petrochemical Naphtha Purchase and Sale Contract, which we have operated under since March 2009. This contract replaced the naphtha supply contract between our company and Petrobras for the supply of naphtha to our basic petrochemicals plants located in the Northeastern Complex, which was terminated in June 2008, and superseded the naphtha supply contract between our company and Petrobras for the supply of naphtha to our basic petrochemicals plants located in the Southern Complex. This contract had a term of five years and expired in March 2014. We are currently in negotiations to renew this contract, and we and Petrobras have agreed to continue to operate under the terms of this contract during these negotiations.

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

In May 2006, Quattor Química (currently known as Braskem Qpar) and Petrobras entered into a Petrochemical Naphtha Purchase and Sale Contract for the supply of naphtha to our basic petrochemicals plants located in São Paulo Complex, which superseded a previous naphtha supply agreement between the parties. In October 2010, this contract was amended to extend the term of this contract until February 2014, when it expired. We are currently in negotiations to renew this contract, and we and Petrobras continue to operate under the terms of this contract during these negotiations.. Under the terms of our amended naphtha supply contract:

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

We self-generate approximately 32% of the Southern Complex’s energy consumption requirements, and the remainder is acquired primarily under auction contracts in the free market for energy (Mercado Livre de Energia) from several companies.

We self-generate approximately 18% of the São Paulo Complex’s energy consumption requirements, and the remainder is acquired primarily under auction contracts in the free market for energy (Mercado Livre de Energia) from Tractebel Energia S.A.

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

As is common with other first generation petrochemical producers, our Basic Petrochemicals Unit has a high concentration of sales to a limited number of customers. Net sales to our Basic Petrochemicals Unit’s 10 largest customers (excluding intra-company sales) accounted for 43.3% of our Basic Petrochemicals Unit’s total net sales revenue (excluding intra-company sales) during the year ended December 31, 2013.

The following table sets forth our net sales revenue derived from domestic and export sales, excluding inter-company sales, by our Basic Petrochemicals Unit for the years indicated:

	For the Year Ended December 31,
	2013	2012	2011
	(in millions of reais)

Net sales revenue:
Domestic sales	R$7,786.3	R$7,705.7	R$7,271.0
Export sales	5,661.7	6,022.7	7,101.5
	R$13,448.0	R$13,728.4	R$14,372.5

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

We are focused on maintaining our leading position in the Brazilian market, while continuing to use our exports to hedge our operations and adjust the imbalances between demand and production. Export net sales of our Basic Petrochemicals Unit represented 22.6% of our Basic Petrochemicals Unit’s net sales revenue during 2013.

Additionally, we have applied our expertise in commodities trading to increase our resale operations of naphtha and oil derivatives in the international markets. In order to meet our crackers’ naphtha requirements (in terms of timing, pricing and quality), we maintain an excess supply of naphtha and resell the surplus on the spot market. During 2013, we reached average resale operations of R$926.3 million per month.

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

During the past several years, as the relative cost of naphtha and gas as feedstocks for petrochemical crackers has diverged, many crackers using gas as a feedstock have become low-cost producers in the global markets and have seen their margins improve substantially as compared to naphtha crackers, such as our company. However, as gas crackers are able to produce fewer of the co-products and byproducts that naphtha crackers generate, such as propylene, butadiene and BTX products, and in smaller quantities, the prices of these products in the international markets have increased. As a result of the increased prices available for these co-products and byproducts, our net sales revenue from export sales of these products increased and we believe that this increase in net sales revenue from exports of these products will continue in future periods in which the relative competitiveness of cracker feedstocks is disrupted. Competition in the international markets for these products is primarily based on the price of delivered products and competition has increased since mid-2008 as the balance between supply and demand was disrupted due to the impact of the global economic downturn on consumers of these products. In the international markets for our basic petrochemical products, we compete with a large number of producers, some of which are substantially larger and have substantially greater financial, manufacturing, technological and marketing resources than our company.

Polyolefins Unit

As of December 31, 2013, our polyolefins production facilities had the largest annual production capacity of all second generation producers of polyolefins products in Latin America. Our Polyolefins Unit generated net sales revenue of R$16,944.7 million during 2013, or 32.5% of the net sales revenue of all reportable segments.

Our Polyolefins is comprised of the operations conducted by our company at thirteen polyethylene plants and six polypropylene plants located in the Northeastern Complex, the Southern Complex, the São Paulo Complex and the Rio de Janeiro Complex.

Products of Our Polyolefins Unit

Our Polyolefins Unit produces:

•      polyethylene, including LDPE, LLDPE, HDPE, UHMWP, EVA and “green polyethylene” from renewable resources; and

•      polypropylene.

We manufacture a broad range of polyolefins products for use in consumer and industrial applications, including:

•      plastic films for food and industrial packaging;

•      bottles, shopping bags and other consumer goods containers;

•      automotive parts; and

•      household appliances.

The following table sets forth a breakdown of the sales volume of our Polyolefins Unit by product line and by market for the years indicated.

	Year Ended December 31,
	2013	2012	2011
	(thousands of tons)
Domestic sales:
Polyethylene (1)	1,765.7	1,660.5	1,510.2
Polypropylene	1,268.9	1,233.3	1,149.8
Other	19.6	21.5	20.1
Total domestic sales	3,054.2	2,915.3	2,680.1
Total export sales	1,150.3	1,334.8	1,334.3
Total Polyolefins Unit sales	4,204.5	4,250.1	4,014.4

____________________________

(1)   Includes EVA.

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

Production Facilities of Our Polyolefins Unit

As of December 31, 2013, our Polyolefins Unit owned 19 production facilities. Our Polyolefins Unit operates seven plants located in the Southern Complex, five plants located in the Northeastern Complex, five plants located in the São Paulo Complex and two plants located in the Rio de Janeiro Complex.

The table below sets forth for each of our primary polyolefins products, our annual production capacity as of December 31, 2013 and annual production for the years presented.

	Annual Production	Production For the Year Ended December 31,
Primary Products	Capacity	2013	2012	2011
	(in tons)	(in tons)
Polyethylene:
LDPE/EVA(1)	801,000	697,540	702,625	687,964
HDPE/LLDPE/UHMWP(2)	2,230,000	1,960,394	1,910,685	1,703,171
Polypropylene(3)	1,965,000	1,627,142	1,646,618	1,565,493
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

Raw Materials of Our Polyolefins Unit

Ethylene and Propylene

The most significant direct costs associated with our production of polyethylene and polypropylene are the costs of purchasing ethylene and propylene, which together accounted for 87.3% of our Polyolefins Unit’s total variable cost of production during 2013. Our Polyolefins Unit purchases ethylene and propylene from our Basic Petrochemicals Unit at prices determined by reference to international market prices for ethylene. During 2013, our Polyolefins Unit purchased all of its ethylene requirements and 59.3% of its propylene requirements from our Basic Petrochemicals Unit.

Propylene Contracts with Petrobras and its Subsidiaries

In August 2013, we entered into a twelve-month propylene supply contract with Petrobras, on behalf of its subsidiary Refinaria Alberto Pasqualini S.A., or REFAP, a refinery that is owned and operated by Petrobras. This contract took effect in July August 2013 and expires in June 2014, with optional renewal for an additional 12-month term upon the agreement of both parties. Under this contract, we will purchase an annual supply of 92,500 tons of propylene.

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

Ethanol Supply Contracts

In March 2010, we entered into an ethanol supply contract with a major producer of ethanol to supply our new facility that produces ethylene using sugar cane ethanol. This agreement took effect in August 2010 and expires in July 2015, with optional renewal upon the agreement of both parties. In March 2013, this agreement was amendedwe entered into negotiations to extend a portion of the supply obligations to July 2016. In November 2013, we entered into negotiations for a new contract with a major producer of ethanol, which will we expect to become effective in May 2014 and expires expire in March 2016. Under these contracts, we are or will be required to purchase an annual supply of ethanol sufficient to meet approximately 50% of the capacity of this ethylene plant. The price that we pay under these contracts are is or will be determined by reference to the monthly price of combustible hydrated alcohol as published by the Center for Advanced Studies in Applied Economics of the Superior School of Agriculture (Centro de Estudos Avançados em Economia Aplicada da Escola Superior de Agricultura – CEPEA/ESALQ).

We also purchase ethanol on the spot market from time to time to supplement the supplies that we obtain under these contracts. The price that we pay for ethanol under most of these contracts is determined by reference to market indexes.

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

Sales and Marketing of Our Polyolefins Unit

Our Polyolefins Unit sells polyethylene and polypropylene products to approximately 1,250 customers. We have a diversified product mix that allows us to serve a broad range of end users in several industries. The customers of our Polyolefins Unit generally are third generation petrochemical producers that manufacture a wide variety of plastic-based consumer and industrial goods.

Net sales revenue to the 10 largest customers of our Polyolefins Unit accounted for 14.3% of our Polyolefins Unit’s total net sales revenue during 2013. No customer of our Polyolefins Unit accounted for more than 3.0% of our total net sales revenue in 2013, 2012 or 2011.

The following table sets forth our net sales revenue derived from domestic and export sales by our Polyolefins Unit for the years indicated:

	For the Year Ended December 31,
	2013	2012	2011
	(in millions of reais)

Net sales revenue:
Domestic sales	R$12,848.6	R$10,427.3	R$9,174.1
Export sales:
South America (excluding Brazil)	2,093.2	2,073.1	1,726.8
Europe	905.2	944.2	968.7
North America	642.9	655.1	710.2
Asia	166.0	245.8	217.0
Other	288.8	111.3	58.2
Total Export Sales	4,096.1	4,029.5	3,680.9
	16,944.7	R$14,456.8	R$12,855.0

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

In addition to direct sales of polyolefins to our customers, our Polyolefins Unit sells products in Brazil through exclusive independent distributors. Our Polyolefins Unit is served by six distributors, through wich we distribute our products pursuant to which are governed by formal agreements and spot market purchases transactions.

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

Export Sales

Our volume of polyolefins export sales has generally varied based upon the level of domestic demand for our products. Our Polyolefins Unit has a sales office in Argentina which we use to consolidate our marketing efforts in Argentina. Our Polyolefins Unit has a sales office in the Netherlands which we use to support our European customers, improve our knowledge of the European market, optimize our logistics process in this market and develop regional partners. In addition to our offices in Argentina and the Netherlands, our Polyolefins Unit maintains an office in the United States that is focused on further developing the market for engineering plastics under the UTEC™ brand. We also maintain a sales office in Chile, Peru and Colombia.

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

Over the last few years, some Brazilian states have encouraged imports of polyethylene and polypropylene, as well as final products made from these polymers, by providing tax benefits on imported goods. However, on January 1, 2013, federal legislation took effect reducing the maximum Imposto sobre Circulação de Mercadorias e Serviços, or ICMS tax (a state value-added tax on sales and services) tax that states can charge from a rate of 12% to 4% on interstate sales of imported raw materials and other goods that are not wholly or partially manufactured in Brazil. As a result, Brazilian states are no longer able to attempt to attract imports at local ports by offering tax benefits in the form of reduced ICMS tax rates. For more information, see “Item 5. Operating and Financial Review and Prospects—Principal Factors Affecting Our Results of Operations—Effects of Brazilian Industrial Policy—Import Tariffs at Local Ports.”

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

Competition

We are the only producer of polyethylene and polypropylene in Brazil. We compete with polyolefins producers located in South America and with other importers of these products. In 2013, Brazilian polyethylene and polypropylene imports resulted in a 14.7% increase and represented 25.9% of Brazilian polyolefin consumption.

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

Vinyls Unit

We are the leading producer of PVC in Brazil, based on sales volumes in 2013. As of December 31, 2013, our PVC production facilities had the third largest annual production capacity in Latin America. Our Vinyls Unit generated net sales revenue of R$2,581.1 million in 2013, or 4.9% of our net sales revenue of all reportable segments.

Our Vinyls Unit is the only vertically integrated producer of PVC in Brazil. Our PVC production is integrated through our production of chlorine, ethylene and other raw materials. Our Vinyls Unit also manufactures caustic soda, which is used by producers of aluminum and paper and chlorine.

In 2013, we had an approximate 49.8% share of the Brazilian PVC market, based on sales volumes of our Vinyls Unit.

Products of Our Vinyls Unit

The following table sets forth a breakdown of the sales volume of our Vinyls Unit by product line for the years indicated.

	For the Year Ended December 31,
	2013	2012	2011
	(thousands of tons)
PVC	636.4	560.9	484.0
Caustic soda	475.0	471.6	422.1
Other(1)	127.6	118.3	135.7
Total Vinyls Unit sales	1,239.0	1,150.8	1,041.8

____________________________

(1)   Includes chlorine, hydrogen, caustic soda flake,  sodium hypochlorite and exports

Production Facilities of Our Vinyls Unit

We own five vinyls production facilities. Two of our facilities are located in the Northeastern Complex, and three others are located in the State of Alagoas.

The table below sets forth for each of our primary vinyls products, our annual production capacity as of December 31, 2013 and annual production for the years presented.

	Annual Production	Production For the Year Ended December 31,
Primary Products	Capacity	2013	2012	2011
	(in tons)
PVC(1)	710,000	582,579	498,621	438,895
Caustic Soda(2)	539,000	437,334	393,940	366,923

____________________________

(1)   Represents capacity at three plants and production at four plants, including production during 2012 at our new PVC plant in Alagoas that has an annual production capacity of 200,000 tons and commenced operations in August 2012.

(2)   Represents capacity and production at two plants.

Raw Materials of Our Vinyls Unit

Ethylene

The most significant direct cost associated with the production of PVC is the cost of ethylene, which accounted for 56.2% of our Vinyls Unit’s total cost of sales in 2013. Our Basic Petrochemical Unit supplies all of the ethylene required by our Vinyls Unit.

Electric Power

Electric power is a significant cost component in our production of chlorine and caustic soda. Electric power accounted for 15.0% of our Vinyls Unit’s total cost of sales in 2013. Our Vinyls Unit obtains its electric power requirements from various generators under long-term power purchase agreements. Our caustic soda plants at Camaçari and Alagoas and our PVC plant at Camaçari purchase their electric power requirements from CHESF under a long-term contract that expires in 2015. Companhia Energética de Alagoas S.A., or CEAL, distributes electric power to our PVC plant in Alagoas. The power purchase agreement with CEAL is renewable contracts with automatic rolling one-year extensions. These agreements provide us with the option to purchase our total electric power requirements based on an annual estimate. The price terms of this contract are based upon tariffs regulated by the Brazilian National Electrical Energy Agency (Agência Nacional de Energia Elétrica).

Salt

We used approximately 797,900 tons of salt during 2013. Salt accounted for 0.4% of our Vinyls Unit’s total cost of sales in 2013. We have exclusive salt exploration rights at a salt mine located near our Alagoas plant. We estimate that the salt reserves of this mine are sufficient to allow us to produce chlorine at expected rates of production for approximately 35 to 45 years. We enjoy significant cost advantages when compared to certain of our competitors due to the low extraction costs of rock salt (particularly compared to sea salt), and low transportation costs due to the proximity of the salt mine to our production facility.

Sales and Marketing of Our Vinyls Unit

Net sales to our 10 largest Vinyls Unit customers accounted for 44.0% of our Vinyls Unit’s total net sales revenue during 2013. One customer accounted for 13.3% of our Vinyl Unit’s total sales revenue in 2013, 13.2% in 2012 and 15.0% in 2011. One customer accounted for 60.9% of our total external sales of and ethylene dichloride, or EDC, in 2011. Our Vinyls Unit produces EDC, the principal feedstock used in the production of PVC. In 2013, we used our EDC production for further processing into PVC.

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

Prices and Sales Terms

We determine the domestic prices for our PVC resins with reference principally to the prices paid by third generation producers in Brazil for imports of PVC, which generally reflect the Northeast Asian spot market price, plus additional service charges and transportation costs. Delivery time, quality and technical service also affect the levels of sales of PVC resins. We establish our domestic price for caustic soda based on North American spot market prices, taking into account any import duties and freight costs. Approximately 29.5% of our caustic soda sales in 2013 were effected pursuant to agreements that are generally for one- to three-year terms and may include minimum and maximum prices.

Prices that we charge for our PVC and caustic soda products in the Brazilian market are traditionally higher than the prices that we could obtain if we exported these products. The difference in prices between the Brazilian and export markets results generally from:

•      transportation costs;

•      tariffs, duties and other trade barriers;

•      a pricing premium reflecting the tighter demand/supply relationship in Brazil; and

•      our reliability of supply, coupled with the technical support that we provide.

Our customers in Brazil may pay in full on delivery or elect credit terms that require payment in full within seven to 90 days following delivery. We charge interest based on prevailing market rates to our customers in Brazil that elect longer payment options. In the event we export PVC and caustic soda products, terms for exports generally require payment between 90 and 120 days following delivery. We require irrevocable letters of credit for export sales made on the spot market.

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

We also compete with importers of PVC. Solvay, which has a plant in Argentina in addition to its plants in Brazil, is also our principal competitor in the Brazilian PVC market. Imports accounted for approximately 29.4% of Brazilian PVC consumption in 2013. Domestically produced PVC is currently competitively priced with imported PVC after taking into account transportation costs and import duties.

In addition, we compete with other producers of thermoplastics that manufacture the same PVC products or substitutes for products in our PVC product line. Thermoplastics principally consist of polyethylene and polypropylene and are used in certain applications as substitutes for PVC. Wood, glass and metals also are used in some cases as substitutes for PVC.

Caustic Soda

The four largest Brazilian producers of caustic soda accounted for 91.0% of Brazilian production in 2013. Our company and another international petrochemical company operate in this market throughout Brazil, while the other domestic producers of caustic soda generally operate on a local or regional basis. Imports accounted for 44.5% of Brazil’s total caustic soda consumption in 2013.

Our principal competitors in the caustic soda market elsewhere in South America are other international petrochemical companies operating in Brazil and producers located on the U.S. Gulf Coast.

USA and Europe Unit

Our USA and Europe Unit includes:

•         the operations of Braskem America, which consist of five polypropylene plants in the United States; and

•         the operations of two polypropylene plants in Germany.

As of December 31, 2013, our USA and Europe Unit’s facilities had the largest annual polypropylene production capacity in the United States. Our USA and Europe Unit generated net sales revenue of R$6,748.5 million during 2013, or 12.9% of the net sales revenue of all reportable segments.

Products of Our USA and Europe Unit

Our USA and Europe Unit produces polypropylene. The sales volume of polypropylene by this unit was approximately 1,790,700 tons in 2013, 1,744,100 tons in 2012 and 1,016,800 tons in 2011. For a description of the uses of our polypropylene products, see “—Polyolefins Unit.”

Production Facilities of our USA and Europe Unit

The table below sets forth the annual production capacity as of December 31, 2013 of the USA and Europe Unit’s polypropylene plants in the United States and Germany and the annual production for the years presented (including, as noted below, production of the plants that we have acquired prior to our acquisition of these plants).

	Annual Production	Production For the Year Ended December 31,
Plant	Capacity	2013	2012	2011
	(in tons)

United States(1)	1,425,000	1,306,863	1,264,772	1,246,790
Germany(2)	545,000	479,075	492,294	523,097

____________________________

 (1)  In the United States, we acquired production capacity of 505,000 tons of polypropylene per year which has been included in our results of operations as from October 1, 2011, as a result of the Dow Acquisition.

(2)   In Germany, we acquired production capacity of 545,000 tons of polypropylene per year which has been included in our results of operations as from October 1, 2011, as a result of the Dow Acquisition.

Raw Materials of Our USA and Europe Unit

Propylene

The most significant direct cost associated with the production of polypropylene by our USA and Europe Unit is the cost of purchasing propylene.

We acquire propylene for our polypropylene plants in the Unites States under a variety of long-term supply agreements and through the spot market. As of December 31, 2013, we had long-term supply agreements with multiple suppliers. The pricing formulas for propylene under these supply agreements are generally based on market prices. A portion of the propylene supplied to our gulf coast plants is provided by a limited partnership that we formed with a leading basic petrochemicals producer, under which we acquire propylene produced by an ethylene facility of that producer in La Porte, Texas. Under the terms of the partnership agreement, the partnership has agreed to provide us with sufficient propylene to produce up to 35% of our U.S. gulf coast plants’ current annual production capacity through 2018, at prices calculated a cost-based formula that includes a fixed discount that declines until 2018.

As a result of rising natural gas production, U.S. crackers have shifted to lighter feeds, which lowered the production of propylene. Recently, several companies have announced plans to build propane dehydrogenation (PDH) plants, which would produce on-purpose propylene. Braskem has secured a long-term propylene agreement with one of those companies, Enterprise Products, which plans to build a PDH plant in Texas with an annual capacity of 750,000 tons. We expect this agreement with an established producer to provide us with a competitive, long-term supply of propylene, using shale gas and other nontraditional sources as its feedstock. This plant is expected to commence operations in 2015. Under this arrangement, following completion of this plan, Enterprise Products will supply us with sufficient propylene to produce approximately 65% of our U.S. gulf coast plants’ current annual production capacity under a long-term contract with a term of 15 years. Pricing under this contract will be based on market prices for propane and other market costs.

In June 2012, we acquired the propylene splitter assets at Sunoco’s Marcus Hook refinery, which we are currently using to convert refinery grade propylene to polymer grade propylene for use at our Marcus Hook polypropylene plant.

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

Sales and Marketing of Our USA and Europe Unit

Our USA and Europe Unit sells polypropylene products to approximately 330 customers. We have a diversified product mix that allows us to serve a broad range of end users in several industries. The customers of our USA and Europe Unit generally are third generation petrochemical producers that manufacture a wide variety of plastic-based consumer and industrial goods.

Net sales revenue to the 10 largest customers of our USA and Europe Unit accounted for 49.1% of our USA and Europe Unit’s total net sales revenue during 2013.

The following table sets forth our net sales revenue derived from sales of our USA and Europe Unit for the years indicated:

	For the Year Ended December 31,
	2013	2012	2011
	(in millions of reais)
Net sales revenue:
Europe	1,690.1	1,587.3	322.2
North America	5,058.4	3,877.9	2,961.6
	R$6,748.5	R$5,465.2	R$3,283.8

Approximately 50% of the sales of polypropylene by the USA and Europe Unit are made under long-term supply agreements with our customers. These supply contracts generally have an initial two-year term and are automatically renewable for one-year periods unless one party notifies the other of its intention not to renew. These contracts also provide for minimum and maximum quantities to be purchased and monthly deliveries.

We market the remainder of the polypropylene production of the USA and Europe Unit through (1) our direct sales force that seeks to establish supply relationships with customers, (2) a select number of distributors authorized to represent the Braskem brand in the U.S. and European markets, (3) resellers that trade these products under private labels in the North American and European markets, and (4) traders that resell these products in the export markets.

Competition

The USA and Europe Unit is largely a commodities business and competes with local, regional, national and international companies, some of which have greater financial, research and development, production and other resources than our company. Although competitive factors may vary among product lines, our competitive position is primarily based on raw material and production costs, selling prices, product quality, product technology, manufacturing technology, access to new markets, proximity to the market and customer service and support.

Our primary competitors for sales in the polypropylene industry in North America are other large international petrochemical companies. In general, demand is a function of economic growth in North America and elsewhere in the world. Braskem’s total market share in North America in 2013 was 17.6%.

Our primary competitors for sales in the polypropylene industry in Europe are other large international petrochemical companies. In general, demand is a function of economic growth in Europe and elsewhere in the world.

Chemical Distribution Unit

Our Chemical Distribution Unit generated net sales revenue of R$891.7 million during 2013, or 1.7% of the net sales revenue of all reportable segments. Our Chemical Distribution Unit distributes products manufactured by our Basic Petrochemicals Unit, as well as products from more than 100 domestic and international companies. Our Chemical Distribution Unit distributes products in a broad range of market segments, including agrochemicals, rubber and general purpose chemicals; food and feed; flavor and fragrance; cosmetics and pharmaceuticals; household and other industrial segments; engineering plastics; and paints, resins, adhesives and civil construction.

Products Distributed by Our Chemical Distribution Unit

Our Chemical Distribution Unit distributes a large and diverse portfolio of products consisting of more than 1,000 products. We classify the products distributed by our Chemical Distribution Unit as:

•         solvents, including aliphatic solvents, aromatic solvents, synthetic solvents and ecologically-friendly solvents (having lower toxicity and greater biodegradability than standard solvents);

•         engineering plastics;

•         hydrocarbonic solvents and isoparafins; and

•         general purpose chemicals, including process oils, chemical intermediates, blends, specialty chemicals, pharmaceuticals and santoprene.

The following table sets forth a breakdown of the sales volume of our Chemical Distribution Unit by product for the periods presented.

	For the Year Ended December 31,
	2013	2012	2011
	(thousands of tons)
Solvents	149.5	222.9	194.3
General purpose chemicals	122.7	111.1	114.8
Total net sales	271.3	334.3	309.1

Distribution Agreements

Our Chemical Distribution Unit has commercial relationships with more than 100 domestic and international companies, under which our Chemical Distribution Unit distributes specified products, including:

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

•         DCC for the distribution of pigments;

•         Emerald Kalama for the distribution of chemical intermediates and specialty chemicals; and

•         Sandoz for the distribution of active pharmaceutical ingredients.

Our Chemical Distribution Unit also has entered into distribution agreements that provide it with exclusive rights to distribute specified products in Brazil, including distribution agreements with:

•         Ergon for the distribution of naphtenic oils;

•         SK for the distribution of paraffinics GIII; and

•         RT Vanderbilt for the distribution of specialty chemicals for the rubber, cosmetics and lubricants industries, under which QuantiQ may not distribute products for Vanderbilt’s competitors.

Generally, our Chemical Distribution Unit initiates distribution activities for a producer with a letter of intent with a term of one-year and, following this period, extends these commercial relationships or distribution agreements for an indefinite period. Distribution agreements with our Chemical Distribution Unit generally may be terminated by either party on 30 to 180 days’ notice.

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

We serve approximately 5,000 active clients in more than 50 market segments, through 7business units supported by eight sales offices throughout Brazil. We operate five distribution centers that include warehouses and tank farms. We own our distribution centers in Guarulhos in the State of São Paulo, Canoas in the State of Rio Grande do Sul, Duque de Caxias in the State of Rio de Janeiro and Mauá in the State of São Paulo.

Our Chemical Distribution Unit distributes products in a broad range of market segments. No customer represented more than 10% of the net sales revenue of our Chemical Distribution Unit during 2013, 2012 or 2011.

Competition

The chemical distribution industry in Brazil had revenues of US$6.6 billion in 2013, according to preliminary data published by the Brazilian Chemical and Petrochemical Distributors Association. The chemical distribution industry in Brazil is highly fragmented, with a small number of large distributors, such as Bandeirantes Brazmo, M Cassab, Coremal, Arinos, Makeni Química and Brenntag, and a large number of small distributors. The Brazilian Chemical and Petrochemical Distributors Association estimates that 14% of the companies in this industry have annual sales of more than US$150 million while 75% have annual sales of less than US$50 million. The customer base for chemical distributors is primarily composed of customers that consume small volumes of any distributed product.

Technology, Research and Development

Technology Licenses

Our Basic Petrochemicals Unit uses engineering process technology under non-exclusive arrangements from a variety of sources for specific production processes. We have entered into several non-exclusive agreements with a number of leading petrochemical companies to use certain technology and catalysts for our Polyolefins Unit. Some of the license agreements used by our Polyolefins Unit allow us to use the licensed technology in both existing and future plants. We have entered into several non-exclusive agreements with a number of leading petrochemical companies to use technology for our Vinyls Unit. We have entered into several non-exclusive agreements with a number of leading petrochemical companies to use certain technology and catalysts for the polypropylene production of our USA and Europe Unit. Some of the license agreements used by our USA and Europe Unit allow us to use the licensed technology in both existing and future plants. If any of the arrangements or licenses under which we use third-party technology were terminated or no longer available to us, we believe that we would be able to replace this technology with comparable or better technology from other sources.

We do not pay any continuing royalties under any of the arrangements or licenses used by our Basic Petrochemicals Unit or our Vinyls Unit. Most of the license agreements used by our Polyolefins Unit or our USA and Europe Unit do not require us to pay any continuing royalties. Under the license agreements that require continuing royalty payments, we pay royalties on a quarterly basis based on the volume of the products produced using the licensed technology.

In October, 2013, we entered into an agreement with Genomatica, Inc., a company based in California, for joint development of butadiene from renewable feedstock. Under this agreement we agreed to jointly carry out a pilot project and demonstration plant with Genomatica, and if the results are successful we will receive certain rights to exclusivily use this technology in the Americas.

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

To meet these challenges, we maintain a research and development program that is primarily implemented at two research centers that we operate: the Braskem Center for Technology and Innovation located in the Southern Complex and the Braskem America Technology Center located in Pittsburgh, Pennsylvania. Through these research centers, we coordinate and maintain our research and development program, which includes the operation of (1) pilot plants, (2) catalysis, polymerization and polymer sciences laboratories, and (3) process engineering and automation centers. Our investments in research and development, which are classified as expenses, totaled R$115.8 million in 2013, R$106.2 million in 2012 and R$99.1 million in 2011.

Capital Expenditures

In 2013, our total investments on property, plant and equipment and intangible assets totaled R$5,682.2 million, consisting primarily of (1) a capital expenditure of R$1,535.3 million (excluding capitalized interest) on our various projects and in maintaining and improving our assets; and (2) a R$4,053.0 million disbursement for our Project Ethylene XXI. Our total investments on property, plant and equipment and intangible assets in 2012 and 2011 totaled R$2,808.6 million and R$2,264.0 million, respectively. Additionally, we invested R$619.2 million in other companies in 2011.

Capital Expenditure Budget

We currently are budgeting total capital expenditures of approximately R$2,664.5 million for 2014. Our principal capital expenditures for 2014 will consist of, in addition to the projects referred to in the following paragraphs:

•      approximately R$1,475.9 million for maintenance shutdowns and other maintenance of our plants;

•      approximately R$704.0  million for our equity contribution in Project Ethylene XXI in Mexico;

•      approximately R$226.2 million for health, environmental and quality improvement projects; and

•      approximately R$258.5 million for new projects.

Acquisitions

Dow Polypropylene Acquisition

On September 30, 2011, we acquired the polypropylene business of Dow under a purchase agreement that we had entered into in July 2011. For more information concerning the Dow Polypropylene Acquisition, see “—History and Development of Our Company—Dow Polypropylene Acquisition.”

Acquisition of Interest in Odebrecht Comercializadora de Energia S.A.

In July 2012, we acquired 2,000 shares, or 20%, of the capital of Odebrecht Comercializadora de Energia. Odebrecht Comercializadora de Energia is also owned by Odebrecht Energia S.A., Odebrecht Agroindustrial S.A., Odebrecht Ambiental S.A. (currently Foz do Brasil S.A.) and Odebrecht Transport S.A, each holding an equal interest of 20%. In July 2013, the shareholders of Odebrecht Comercializadora de Energia entered into a shareholders’ agreement governing the rights and obligations of all parties.

Solvay Acquisition

On December 17, 2013, we entered into an agreement to acquire from Solvay Argentina S.A. 292,453,490 shares of Solvay Indupa, representing 70.6% of its total share and voting capital for an initial purchase price of US$24.7 million, subject to adjustments. Solvay Indupa produces PVC and caustic soda and has integrated PVC and caustic soda plants in Santo André, in the state of São Paulo, Brazil, with an annual production capacity of 300,000 tons of PVC and 170,000 tons of caustic soda, and Bahía Blanca, in the province of Buenos Aires, Argentina, with an annual production capacity of 240,000 tons of PVC and 180,000 tons of caustic soda. Closing is expected to occur in 2014, subject to certain conditions precedent, including approval by the Brazilian antitrust authorities. Upon completion of this acquisition, we will establish an industrial presence in Argentina, which is one of the largest consumer markets in South America, and we will become the only producer of PVC in Brazil.

Greenfield Plants

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

Joint Venture Projects

Project Ethylene XXI

Braskem and Idesa formed Braskem Idesa in April 2010 to develop, construct and operate the Mexico Complex, to be located in the Mexican state of Veracruz. The Mexico Complex is expected to include an ethylene cracker that produces 1.05 million tons of ethylene per year from ethane based on Innovene S technology licensed from Technip Italy S.p.A, or Technip, and is expected to include two high density polyethylene plants based on technology licensed from Ineos Commercial Services UK Limited (as successor to Ineos Europe Limited) and a low density polyethylene plant based on Lupotech T technology licensed from Basell Polyolefin GmbH. The three polyethylene plants are expected to have a combined annual production capacity of 1.0 million tons of HDPE and LDPE.

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

The estimated total cost of the Mexico Complex is approximately US$4.5 billion, including financial costs during construction and initial working capital requirements. We anticipate that (1) we and Idesa will contribute an aggregate of approximately 30% of the total costs as equity in proportion to our ownership interests in Braskem Idesa, and (2) the remainder will be borrowed by Braskem Idesa under project finance arrangements, collateralized by the assets of this project, with multilateral credit agencies, export credit agencies, development banks and private banks. See “Item 4. Information on the Company—Capital Expenditures—Joint Venture Projects—Project Ethylene XXI.”

Construction of the Mexico Complex began in 2012 and we expect that it will begin production in 2015.

Financing Agreements Relating to Project Ethylene XXI

In December 2012, Braskem Idesa entered into a common terms agreement with certain financial institutions to finance the development, design, construction and initial operation of the Mexico Complex. This will include an ethane cracker with annual capacity of 1.05 million tons to produce ethylene, two high density polyethylene plants and a low density polyethylene plant. Proceeds from the initial disbursement were used to pay all outstanding amounts under an intercompany bridge loan that we have entered into in connection with the project. In connection with the common terms agreement, Braskem Idesa entered into eight separate financing agreements with Brazilian and international financial institutions and development banks in an aggregate principal amount of up to US$3.2 billion.

All amounts under these credit facilities are secured by Braskem’s shares in Braskem Idesa. The conditions precedent to the initial disbursement and each subsequent disbursement under the common terms agreement include a debt to base equity ratio after disbursement, as calculated under the common terms agreement, no greater than 70:30.

In July 2013, Braskem Idesa received the initial disbursement of US$1,483.9 million (R$3,316.2 million) under these credit facilities and in November 2013, it received the second disbursement in the amount of US$546.9 million (R$1,246.1 million) under credit facilities. The financing consists of two tranches. The interest rates on the first tranche are fixed within a range of 4.33% to 6.17%. The interest rates on the second tranche are floating within a range of LIBOR plus 2.73% to LIBOR plus 4.65%. To reduce the interest rate risk, the second tranche is hedged through several swap agreements. Interest on both tranches is payable quarterly in arrears and principal is amortized quarterly. The final maturity date of these loans is February 15, 2029 with amortizations beginning in April 2016. Braskem Idesa used the proceeds from the first disbursement to repay indebtedness incurred to fund Project Ethylene XXI project before this disbursement, including the repayment of bridge loans with Braskem in the amount of US$648.8 million (R$1,449.8 million) and Idesa Group in the amount of US$216.3 million (R$483.3 million).

Equity Support Agreement Relating to Project Ethylene XXI

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

Engineering, Procurement and Construction Contract Relating to Project Ethylene XXI

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

Amendments to Braskem Idesa Shareholders’ Agreement Relating to Project Ethylene XXI

In February 2010, Braskem and Idesa entered into a shareholders’ agreement, which we refer to as the Braskem Idesa shareholders’ agreement, to govern our relationship with respect to Braskem Idesa. In November 2012, Braskem and Idesa entered into the first amendment to the Braskem Idesa shareholders’ agreement, under which our ownership interest in Braskem Idesa was increased to 75% minus one share of the equity interest in Braskem Idesa and Idesa’s ownership interest in Braskem Idesa was reduced to 25% plus one share of the equity interest. In December 2012, we and Idesa entered into the second amendment to the Braskem Idesa shareholders’ agreement, under which we agreed to fund up to 100% of the secondary contingent equity commitment under the equity support agreement.  The secondary contingent equity commitment is approximately US$40 million.

COMPERJ Project

In connection with the Quattor Acquisition, on January 22, 2010, we entered into an Association Agreement with Odebrecht, OSP, Petroquisa and Petrobras regarding the continued development of the Rio de Janeiro Petrochemical Complex which we refer to as the COMPERJ Petrochemical Facility and which is part of the COMPERJ Complex (Complexo Petroquímica do Rio de Janeiro), an integrated refinery and petrochemical complex, under development by Petrobras to be located in Itaboraí in the State of Rio de Janeiro.

Under the Association Agreement, Braskem entered into negotiations with the other parties to the Association Agreement to continue the development of, and assume control of, the COMPERJ Petrochemical Facility.

On December 14, 2011 we entered into a non-binding memorandum of understanding with Odebrecht, OSP and Petrobras that governs the development of the COMPERJ Petrochemical Facility. According to the memorandum of understanding, Braskem and Petrobras will jointly prepare the development of the COMPERJ Petrochemical Facility related to thermoplastic resins and will continue negotiations to reach the most efficient structure based on the analysis of all technical, environmental, financial, legal and tax aspects involved in the project. This will include an evaluation of whether Braskem will assume control of the existing assets of the COMPERJ Petrochemical Facility. We have concluded the initial engineering phase and expect to continue advancing in subsequent engineering phases in order to submit the project to our board of directors in 2015.

Joint Venture with Styrolution

In October 2013, we signed a memorandum of understanding with Styrolution, a global leader in the production of styrene, to assess the economic feasibility of forming a joint venture in Brazil. If approved, this joint venture would build and operate a plant with an expected annual production capacity of 100,000 tons of the copolymers acrylonitrile butadiene styrene and styrene acrylonitrile. The implementation of this joint venture is subject to, among other things, the negotiation of definitive agreements among the parties with respect to the joint venture and regulatory and antitrust approval. If this joint venture is implemented, we expect that construction will commence in early 2015 and that this plant would commence operations in 2017.

Other Investments

In October 2013, we announced that we intend to invest approximately R$50 million in one of our polyethylene production lines in the Northeastern Complex to (1) expand the annual production capacity of this line by 30,000 tons and (2) convert 100,000 tons of the annual production capacity of this line to the production of metallocene-based LLDPE, which we intend to sell under the brand “Braskem Flexus.” We expect to sell this resin, which takes advantage of the development of more modern technology, primarily to manufacturers of plastic films. We expect this production line to begin operations in the first half of 2015.

Additionally, we have projects in less advanced stages in Peru, Bolivia and Venezuela.

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

•      the Southern Complex’s Olefins 1 and Aromatics 1 units are scheduled to occur in 2014;

•      the Southern Complex’s Olefins 2 and Aromatics 2 units are scheduled to occur in 2014; and

•      the Rio de Janeiro Complex’s Olefins unit is scheduled to occur in 2017.

We last performed maintenance of the Northeastern Complex’s Aromatics 1 and Olefins 1 units in 2013.

Plants of Our Polyolefins, Vinyls and USA and Europe Units

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

Discontinued Operations

As a result of our decision to maintain QuantiQ and IQAG, which previously represented the Chemical Distribution segment before we temporarily offered them for sale last year, we have restated our financials to include the Chemical Distribution segment as of 2011. As a result of our decision to dispose of our former subsidiary Cetrel and Braskem Distribuidora, both of which sold in December 2012, we have recorded the operations of these subsidiaries as discontinued operations as from January 1, 2010.

Environmental Regulation

In each of the countries in which we operate, our operations are subject to federal, state and local laws and regulations governing the discharge of effluents and emissions into the environment and the handling and disposal of industrial waste and otherwise relating to the protection of the environment.

Our consolidated annual expenditures on environmental control were R$292.6 million in 2013, R$256.3 million in 2012 and R$198.9 million in 2011. Our consolidated environmental expenses relate to our continuous control and monitoring policies, and we do not have any material future environmental liabilities. However, our environmental compliance costs are likely to increase as a result of the projected increase in our production capacity and projected increases in unit costs for treatment and disposal of industrial waste, as well as the cost of compliance with future environmental regulations.

We had established a provision for recovery of potential environmental liabilities in the amount of R$59.4 million as of December 31, 2013.

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

In our Bahia facilities, all wastewater is transported to Cetrel, a wastewater treatment facility. Solid waste is incinerated in cement kilns or incinerators and the remaining waste is disposed of in landfills.

Additionally, we have a series of recycling programs that includes recycling of solid waste and wastewater. We recycle or reuse 17% of the solid waste generated by our facilities and 18% of the water used in our production processes.

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

The Clean Air Act, which was last amended in 1990, requires the United States Environmental Protection Agency to set National Ambient Air Quality Standards (NAAQS) for pollutants considered harmful to public health and the environment. The Clean Air Act requires periodic review of the science upon which the standards are based and the standards themselves. NAAQS, for ozone and fine particulate matter, PM2.5, promulgated by the EPA have resulted in identification of nonattainment areas throughout the country, including certain areas within Texas, Pennsylvania and West Virginia, where Braskem America operates facilities. As a result of these nonattainment designations by the EPA, state or local air pollution control agencies are required to apply permitting and/or control requirements intended to reduce emissions of ozone precursors (nitrogen oxides and volatile organic compounds), and fine particles (including PM2.5 precursors), in order to demonstrate attainment with the applicable NAAQS.  Such requirements may include imposition of stringent offset ratios and could result in enhanced emission control requirements. Numerous states have challenged the EPA’s particulate standards. The EPA has signaled its plans to promulgate new regulations in 2014 related to the NAAQS, which may be stricter than the existing standards and require further reductions in allowable emissions of certain pollutants.

Additionally, there are various legislative and regulatory measures to address greenhouse gas emissions which are in various stages of review, discussion or implementation by Congress and the EPA. While it is currently not possible to predict the impact, if any, that these issues will have on Braskem America or the U.S. petrochemical industry in general, they could result in increases in costs to operate and maintain our facilities in the United States, as well as capital outlays for new emission control equipment at these facilities. In addition, regulations limiting greenhouse gas emissions of carbon content of products, which target specific industries such as petrochemical manufacturing could adversely affect our ability to conduct Braskem America’s business and also may reduce demand for its products.

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

At our Schkopau and Wesseling, Germany facilities, we are required to maintain air, radiation, waste water and waste management permits from the German government and local agreements relating to the treatment of industrial wastewaters. We are in possession of all necessary permits.

Our European facility in Wesseling is subject to existing European greenhouse gas regulations and a cap and trade program relating to emissions. The necessary steps for the trade credit allocations for the period from 2013 to 2020 have been taken and we have received an allocation based on carbon dioxide emissions in accordance with guidelines for normal use. We will purchase any additional permits that may be required on the emission trade market. We are not aware of any new environmental regulations that would affect our European operations. Accordingly, we cannot estimate the potential financial impact of any future European Union or German environmental regulations.

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

The following table sets forth our properties as of December 31, 2013 by location of facilities, products produced and size of plant.

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

We believe that all of our production facilities are in good operating condition. As of December 31, 2013, the consolidated net book value of our property, plant and equipment was R$25,413.5 million.

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

Insurance

In addition to the policies described below for our Brazilian and international operations, we maintain other insurance policies for specific risks, including directors and officers liability coverage, workers’ compensation, employers practice liability and automotive insurance.

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

The all risks insurance program for our plants provides for a total replacement value of US$22.6 billion for property damage. This insurance program is underwritten through separate policies in Brazil and the United States by large insurance companies. This all risk insurance program/policies are in force until October 2015.

The material damage insurance for our plants provides insurance coverage for losses due to accidents resulting from fire, explosion and machinery breakdown, among others. This coverage has a maximum indemnification limit of US$2 billion per event (combined material damage and business interruption coverage) for the Brazilian plants and US$250 million (combined material damage and business interruption coverage, excluding wind damage, which has a maximum indemnification limit of $200 million per event) for our plants in the United States and Germany. Our policies have deductibles of up to US$15 million, depending on the plant.

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

Operations in Mexico

We have an insurance program for our Project Ethylene XXI project in Mexico that provides coverage for the project during the construction and testing stages until the commencement of operations, which is expected to occur in 2015. This insurance program is comparable to policies issued by large insurance companies in Mexico and includes: (1) all risk policies for construction and delays in commencement of operations up to an aggregate amount of US$4.1 billion, (2) terrorism coverage up to a limit of US$900 million, (3) marine cargo coverage up to a limit per shipment of US$50 million and (4) delays in commencement of operations up to a combined limit of US$629 million. The project also has comprehensive third-party liability insurance coverage for the construction and testing period.

ITEM 4A. UNRESOLVED STAFF COMMENTS

Not Applicable.

ITEM 5. OPERATING AND FINANCIAL REVIEW AND PROSPECTS

The following discussion of our financial condition and results of operations should be read in conjunction with our audited consolidated financial statements as of December 31, 2012 and 2011 and for the three years ended December 31, 2012, included in this annual report, as well as with the information presented under “Presentation of Financial and Other Information” and “Item 3. Key Information—Selected Financial and Other Information.”

The following discussion contains forward-looking statements that involve risks and uncertainties. Our actual results may differ materially from those discussed in the forward-looking statements as a result of various factors, including those set forth in “Cautionary Statement with Respect to Forward-Looking Statements” and “Item 3. Key Information—Risk Factors.”

Overview

Our results of operations for the years ended December 31, 2013, 2012 and 2011 have been influenced, and our results of operations will continue to be influenced, by a variety of factors, including:

•      the growth rate of Brazilian GDP, which grew by an annual rate of an estimated 2.3% in 2013, 0.9% in 2012 and 2.7% in 2011, which affects the demand for our products and, consequently, our domestic sales volume;

•      the expansion of global production capacity for the products that we sell and the growth rate of the global economy;

•      the international market price of naphtha, our principal raw material, expressed in dollars, which has a significant effect on the cost of producing our products and which has been volatile during the three years ended December 31, 2013, fluctuating in a range between US$816 and US$992 per ton during 2013, between US$729 and US$1,069 during 2012 and between US$854 and US$1,053 during 2011;

•      the average domestic prices of our principal products expressed in dollars, which fluctuate to a significant extent based on fluctuations of international prices for these products and which also have a high correlation to our raw material costs;

•      our capacity utilization rates, which increased in 2013, primarily as a result of the improvement in the petrochemical sector;

•      government industrial policy adopted by the government of Brazil;

•      sales outside Brazil, which increased to R$17.5 billion in 2013 from R$15.6 billion in 2012;

•      changes in the real/U.S. dollar exchange rate, including the depreciation of the real  against the U.S. dollar by 14.6% in 2013, 8.9% in 2012 and 12.6% in 2011, which have affected our financial expenses as a result of our significant U.S. dollar-denominated liabilities that require us to make principal and interest payments in U.S. dollars;

•      the level of our outstanding indebtedness, fluctuations in benchmark interest rates in Brazil, which affect our interest expenses on our real-denominated floating rate debt, and fluctuations in the LIBOR rate, which affect our interest expenses on our dollar-denominated floating rate debt;

•      the inflation rate in Brazil, which was 5.5% in 2013, 7.8% in 2012 and 5.1% in 2011, in each case, as measured by the IGP-DI, and the effects of inflation on our operating expenses denominated in reais  and our real-denominated debt that is indexed to take into account the effects of inflation or bears interest at rates that are partially adjusted for inflation; and

•      the tax policies adopted by, and resulting tax obligations to, the Brazilian government and the governments of the Brazilian states in which we operate.

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

Financial Presentation and Accounting Policies

Presentation of Financial Statements

We have prepared our audited consolidated financial statements as of December 31, 2013 and 2012 and for each of the years ended December 31, 2013, 2012 and 2011 in accordance with IFRS.

Our consolidated financial statements have been prepared in accordance with International Accounting Standards, or IAS, 27 (Consolidated and Separate Financial Statements) and 31 (Interests in Joint Ventures). Beginning on January 1, 2012, we adopted the alternative provided by IAS 31 under which jointly controlled investments may initially be valued at their acquisition cost and subsequently valued using the equity method. Prior to January 1, 2012, we proportionally consolidated these investments. As we believe that the information relating to jointly controlled companies is not material to our financial statements, we have not restated such information prior to January 1, 2012 has not been restated.

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

Operating Segments and Presentation of Segment Financial Data

We believe that our organizational structure as of December 31, 2013 reflected our business activities and corresponded to our principal products and production processes. As described in “—Results of Operations,” we no longer record results for our distribution segment as the operations of this segment are accounted for as discontinued operations. As of December 31, 2013, we had five production business units and reported our results by five corresponding segments to reflect this organizational structure:

•      Basic Petrochemicals—This segment includes (1) our production and sale of basic petrochemicals at the Northeastern Complex and the Southern Complex, (2) our production and sale of basic petrochemicals at the São Paulo Complex and the Rio de Janeiro Complex, and (3) our supply of utilities produced at these complexes to second generation producers, including some producers owned or controlled by our company.

•      Polyolefins—This segment includes the production and sale of polyethylene, including the production of “green polyethylene” from renewable resources, and polypropylene by our company, excluding the operations of Braskem Europe.

•      USA and Europe—This segment includes the operations of Braskem America, which consists of the production and sale of polypropylene in the United States and the operations of our two polypropylene plants in Germany.

•      Vinyls—This segment includes our production and sale of PVC, caustic soda and EDC. We produce EDC, the principal feedstock used in the production of PVC. In 2013, we used all of our EDC production for further processing into PVC. Although we have historically sold EDC to third parties, we do not expect to do so in the future due to the opening of our new PVC plant in Alagoas in August 2012, as a result of which we use all of the EDC we produce internally.

•      Chemical distribution—This segment includes operations of QuantiQ and IQAG, which consists of distribution of petroleum-based solvents, intermediate chemicals, special chemicals and pharmacons.

We have included a reconciliation of the results of operations of our segments, as they existed as of December 31, 2013, to our consolidated results of operations under “—Results of Operations” below.

Critical Accounting Policies

The presentation of our financial condition and results of operations in conformity with IFRS requires us to make certain judgments and estimates regarding the effects of matters that are inherently uncertain and that impact the carrying value of our assets and liabilities. Actual results could differ from these estimates. In order to provide an understanding about how we form our judgments and estimates about certain future events, including the variables and assumptions underlying the estimates, and the sensitivity of those judgments to different variables and conditions, we have included comments related to the following critical accounting policies under IFRS:

•      Impairment of property, plant and equipment and non-financial assets. Our goodwill based on expected future profitability and property, plant and equipment as of December 31, 2013 were R$2,058.9 million and R$25,413.5 million, respectively. The recoverable value of property, plant and equipment and other noncurrent assets including intangible assets (other than goodwill based on expected future profitability) are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. The recoverable value of goodwill based on expected future profitability is reviewed for impairment on an annual basis. An impairment loss is recognized for the amount by which the asset’s carrying amount exceeds its recoverable amount. The recoverable amount is the higher of (1) an asset’s fair value less costs to sell; and (2) its value in use. For the purposes of assessing impairment, assets are grouped at the lowest level for which there are separately identifiable cash flows that can be cash-generating units or operating segments. Non-financial assets other than goodwill that suffered an impairment are reviewed for possible reversal of the impairment at each reporting date.

We did not record any impairment charges in the years ended December 31, 2013, 2012 and 2011. As of December 31, 2013, we do not believe that any of our cash generating units were at risk of impairment.

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

•      Provisions and Contingencies. We are currently involved in numerous judicial and administrative proceedings, as described under “Item 8. Financial Information—Legal Proceedings,” and in notes 24 and 29 to our audited consolidated financial statements. We record accrued liabilities for provisions that we deem probable of creating an adverse effect on our results of operations or financial condition. For the main contingencies that we deem possible of creating an adverse effect on our results of operations or financial condition, we disclose relevant information regarding the proceedings in accordance with IAS 37. Additionally, the contingencies assumed in a business combination for which an unfavorable outcome is considered possible are recognized at their fair value on the acquisition date. We believe that these judicial and administrative proceedings are properly recognized or disclosed in our financial statements.

•      Allowance for doubtful accounts. We record an allowance for doubtful accounts in an amount considered sufficient to cover estimated losses on the realization of our trade accounts receivable, taking into account our loss experience and the aging of our accounts receivable. Additionally, we analyze, on a monthly basis, the amounts and characteristics of trade accounts receivable compared to our pre-defined credit limits for our customers in order to determine if additional provisions are required. As of December 31, 2013, our total trade accounts receivable was R$3,155.1 million and the provision for doubtful accounts was R$282.8 million. Significant changes in our historical loss experience on accounts receivable which are not apparent through our aging analysis could require significant changes to our provisions for doubtful accounts.

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

Effects of the Dow Propylene Acquisition

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

Growth of Brazil’s GDP and Domestic Demand for Our Products

Our sales in Brazil represented 57.5% of our net sales revenue in the year ended December 31, 2013. As a Brazilian company with a substantial majority of our operations in Brazil, we are significantly affected by economic conditions in Brazil. Our results of operations and financial condition have been, and will continue to be, affected by the growth rate of Brazilian GDP because our products are used in the manufacture of a wide range of consumer and industrial products.

Because of our significant market share in many of the Brazilian markets in which our petrochemical products are sold, fluctuations in Brazilian demand for polyethylene, polypropylene and PVC affect our production levels and net sales revenue. Brazilian GDP grew at an estimated compound average annual rate of 3.5% from 2004 through 2013. From 2004 through 2013, the apparent consumption volumes in Brazil of polyethylene (including EVA), polypropylene and PVC increased at compound average annual rates of 4.6%, 4.9% and 8.0%, respectively.

The following table sets forth the growth rates of Brazilian GDP and domestic apparent consumption for polyethylene, polypropylene and PVC for the periods presented.

	Year Ended December 31,
	2013	2012	2011	2010	2009

Brazilian GDP	2.3%	0.9%	2.7%	7.5%	(0.3)%
Brazilian consumption of polyethylene	10.2	2.9	(3.4)	22.8	6.4
Brazilian consumption of polypropylene	8.7	4.5	(4.0)	18.1	(3.4)
Brazilian consumption of PVC	2.4	(1.1)	5.7	18.9	(10.5)

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

The Brazilian economy slowed in 2011, registering GDP growth of only 2.7%. This reduced growth rate, combined with an increase in imports of finished goods primarily as a result of the ICMS tax benefits granted by certain Brazilian ports and the effects of the stronger reais throughout much of the year, led to a decline in domestic resin sales volume of 0.8%. Brazilian apparent consumption volumes of polyethylene declined by 3.4%, polypropylene declined by 4.0% and PVC increased by 5.7%.

Despite government incentives, the Brazilian economy did not grow as expected in 2012, registering an increase in GDP growth of only 0.9%. Even with the slower growth, Brazilian consumption volumes increased by 2.9% for polyethylene and 4.5% for polypropylene, primarily as a result of a decline of imports of resins and finished goods and the depreciation of the real  against the U.S. dollar, and declined by 1.1% for PVC.

In 2013, Brazilian GDP growth fell short of market expectations and increased by only 2.3% in 2013. However, the stronger performance of certain sectors, such as food, infrastructure, automotive and agribusiness, and the trend toward restocking supply chains positively influenced apparent consumption of thermoplastic resins, which increased by 10.2% for polyethylene, 8.7% for polypropylene and 2.4% for PVC.

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

A variety of petrochemical companies have announced plans to build significant additional ethylene production capacity, primarily in Asia, the Middle East and North America. According to IHS, 32.7 million tons of annual global ethylene capacity is scheduled to be commissioned between 2014 and 2018, including approximately 11.7 million tons of annual capacity in China and 6.5 million tons of annual capacity in the Middle East. According to IHS, the majority of the new capacity in China (5.7 million tons of annual capacity) will be based on coal as their principal feedstock. The majority of the new capacity in the Middle East (3.5 million tons of annual capacity) will be based on ethane as their principal feedstock. However, expansions of ethylene capacity are frequently subject to delays, and we cannot predict when the planned additional capacity will be commissioned, if at all.

The contraction of demand in the United States led thermoplastic resin producers in the United States to increase the volume of exports of their thermoplastic products in the second half of 2008, leading to greater price competition in the export markets that we serve, which led to a decline in margins available to us in our export sales of these resins. In 2009, this price competition from United States producers abated somewhat following the decision of resin producers in the United States to shut down, temporarily or permanently, a portion of their production capacity. However, international pricing pressures increased in 2010 and continued during 2011 and 2012 as the price differential between naphtha and gas increased and producers using ethane as raw materials were able to maintain competitive margins at sales prices lower than those required by some naphtha based producers. In 2013, the global economy showed signs of recovery, as reflected by the improved performance of the U.S. economy and indications that the euro zone had begun to emerge from crisis. This scenario helped support a recovery in the profitability of the global petrochemical industry, and the spreads for thermoplastic resins and main basic petrochemicals improved during the year.

We believe that this pricing pressure will continue through 2013 as some ethylene production in the United States is converted from naphtha to more competitive feedstocks such as ethane, resulting in higher spreads and consequently new projects to increase ethylene capacities based on lighter feedstocks.

Based on historical growth of demand for polyethylene, polypropylene and PVC, we believe that the additional capacity introduced in the market in 2011, 2012 and 2013 will be absorbed by the market in the medium-term. However, the production generated by this increase in capacity may lead to continued pressure on prices in the international markets and an increase in competition from imports in the Brazilian markets, which could adversely affect our net sales revenues, gross margins and overall results of operations.

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

Effects on Cost of Sales

Naphtha is the principal raw material used by our Basic Petrochemicals Unit and, indirectly, in several of our other business units. Naphtha and condensate accounted for approximately 72.7% of the total cost of sales of our Basic Petrochemicals Unit during 2013. Naphtha accounted for approximately 68.7% of our direct and indirect consolidated cost of sales and services rendered during 2013.

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

	Year Ended December 31,
	2013	2012	2011

Ethylene	90%	89%	83%
Polyethylene	85%	84%	79%
Polypropylene	83%	84%	82%(1)
PVC(42)	83%	84%	86%

 (1)  Giving effect to our consolidation of the results of the acquired Dow polypropylene assets as from October 1, 2011.

 (2)  Giving effect to our new PVC plant in Alagoas in August 2012.

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

In 2013, our utilization rate was affected by a power outage that occurred on August 28, 2013, which affected the entire Brazilian Northeast and caused unscheduled shutdowns at our plants in the region. In addition, the utilization rate of our ethylene production capacity was adversely affected during 2013 as a result of planned maintenance shutdowns of the Northeastern Complex’s Olefins 1 unit for 40 days in September, October and November of 2013.

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

Reintegra

In December 2011, the Brazilian government implemented the “Reintegra” program, which is designed to improve the competitiveness of Brazilian plastics producers in the export markets by refunding the federal taxes levied on their export sales.  As a result of this incentive, exports of third generation products by Brazilian companies have increased therefore increasing Brazilian demand for our products. This program was scheduled to expire at the end of December 2012, but was extended to the end of December 2013, when it expired.

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

Since 2008, imports of suspension PVC from China have been subject to tariffs ranging between 10.5% and 21.6%, and imports of suspension PVC from South Korea have been subject to tariffs ranging between 0% and 18.9%, depending on the producer, as a result of the imposition of anti-dumping duties by CAMEX. These duties will expire in August 2014.

Additionally, in December 2010, CAMEX imposed on an additional anti-dumping tariff of 10.6% on polypropylene imports for a period of five years. The Brazilian anti-dumping tariff regime is scheduled to expire in December 2015.

In 2013, approximately 28% of Brazilian polyethylene, polypropylene and PVC resins were imported products, which reflected a 18.8% annual increase in the volume of resins imported, reflecting the increase in the demand for thermoplastic resins in Brazil. For more information, see “Effects of Brazilian Industrial Policy—Import Tariffs at Local Ports.”

Increased Import Duties on Polyethylene

As part of its initiative to strengthen domestic manufacturers, on October 1, 2012, the Brazilian government adopted a resolution that increased import duties on 100 products related to various industries, including an increase on the import tariff for polyethylene from 14% to 20%. This tariff increase expired in October 2013.

Legislative Change Affecting Accumulated ICMS

In May 2013, the State of São Paulo approved new legislation reducing ICMS on certain sales of naphtha, ethylene and propylene within the state. This reduction is conditioned upon certain requirements, including (1) the parties to the transactions must use a specified governmental data processing system to issue and account for tax documents, and they must regularly comply with related obligations and (2) the seller must be accredited by the applicable governmental authority. We believe that we comply with this legislation and, as a result, we expect our accumulated ICMS in the State of São Paulo to be reduced by approximately R$140.0 million in 2014.

Effect of Sales Outside Brazil on Our Financial Performance

We have significant production capacity located outside of Brazil from our plants located in the United States and Germany, through our subsidiaries Braskem America and Braskem Europe.

During the past several years, as the relative cost of naphtha and gas as feedstocks for petrochemical crackers has diverged, many naphtha crackers, such as our company, have seen their margins come under increasing pressure as crackers using gas as a feedstock have become low-cost producers in the global markets. However, as gas crackers are unable to produce the co-products and byproducts that naphtha crackers generate, such as propylene, butadiene and BTX products, the prices of these products in the international markets have increased. As a result of the increased prices available for most of these co-products and byproducts, our net sales revenue from export sales of these products substantially increased and we believe that this increase in net sales revenue from exports of these products will continue in future periods in which the relative competitiveness of cracker feedstocks is disrupted.

During the year ended December 31, 2013, 42.5% of our net sales revenue was derived from sales of our products outside Brazil as compared with 42.4% during 2012 and 42.7% during 2011. Net sales revenues derived from sales outside Brazil increased by 13.7% during 2013 and increased by 8.3% during 2012.

During the year ended December 31, 2013, sales to customers in countries in the Americas (other than Brazil) accounted for 81.0% of our sales outside Brazil. During the year ended December 31, 2013, sales to customers in Europe accounted for 13.5% of our sales outside Brazil, and sales to customers in East Asia accounted for 5.5% of our sales outside Brazil.

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

Our consolidated U.S. dollar-denominated indebtedness represented 69.6% of our outstanding indebtedness as of December 31, 2013. As a result, when the real  depreciates against the U.S. dollar:

•      the interest costs on our U.S. dollar-denominated indebtedness increase in reais, which adversely affects our results of operations in reais;

•      the amount of our U.S. dollar-denominated indebtedness increases in reais, and our total liabilities and debt service obligations in reais  increase; and

•      our financial expenses tend to increase as a result of foreign exchange losses that we must record, mitigated by our decision to designate, on May 1, 2013, part of our dollar-denominated liabilities as a hedge for our future exports.

Appreciation of the real  against the U.S. dollar has the converse effects.

Export sales and sales by our USA and Europe Unit, which enable us to generate receivables payable in foreign currencies, tend to provide a hedge against a portion of our U.S. dollar-denominated debt service obligations, but they do not fully match them. To further mitigate our exposure to exchange rate risk, we try, where possible, to enter into trade finance loans for our working capital needs, which funding is generally available at a lower cost because it is linked to U.S. dollar exports.

Effect of Level of Indebtedness and Interest Rates

As of December 31, 2013, our total outstanding consolidated indebtedness, net of transaction costs, was R$18,602.5 million. The level of our indebtedness results in significant financial expenses that are reflected in our statement of operations. Financial expenses consist of interest expense, exchange variations of U.S. dollar- and other foreign currency-denominated debt, foreign exchange losses or gains, and other items as set forth in note 34 to our audited consolidated financial statements. In the year ended December 31, 2013, we recorded total financial expenses in the financial expenses line item of R$2,549.1 million, of which R$1,121.8 million consisted of interest expense, R$300.3 million consisted of expenses related to monetary variation on financing and R$78.5 million consisted of foreign exchange losses. The interest rates that we pay depend on a variety of factors, including prevailing Brazilian and international interest rates and risk assessments of our company, our industry and the Brazilian economy made by potential lenders to our company, potential purchasers of our debt securities and the rating agencies that assess our company and its debt securities.

Standard & Poor’s, Moody’s and Fitch maintain ratings of our company and our debt securities. Currently, Standard & Poor’s, Moody’s and Fitch maintain ratings of our company on a local and a global basis. On a global basis, Standard & Poor’s maintains a local currency rating for our company of “BBB— (stable)” and a foreign currency rating for our company of “BBB— (stable),” Moody’s maintains a local currency rating for our company of “Baa3 (negative),” and Fitch maintains a local currency rating for our company of “BBB-/Negative Outlook” and a foreign currency rating for our company of “BBB-/Negative Outlook.” Any decision by these agencies to downgrade the ratings of our company or of our debt securities in the future would likely result in increased interest and other financial expenses relating to our borrowings and debt securities and the inclusion of financial covenants in the instruments governing new indebtedness, and could significantly reduce our ability to obtain such financing on satisfactory terms or in amounts required by us and our liquidity and would require us to post cash collateral pursuant to our obligations.”

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

We are entitled to pay 25% of the statutory income tax rate on the profits arising from the sale of:

•      PVC manufactured at our plant in the Northeastern Complex until December 31, 2013;

•      polyethylene manufactured at one of our polyethylene plants in the Northeastern Complex until December 31, 2016; and

•      PVC manufactured at our plant in the Alagoas until December 31, 2019.

Additionally, until December 31, 2012, we were entitled to pay 25% of the statutory income tax rate on the profits arising from the sale of polyethylene manufactured at one of our polyethylene plants in the Northeastern Complex and caustic soda, chlorine and EDC produced at our plants in the Northeastern Complex and Alagoas.

Each of our exemptions entitles us to pay only 44.9% of the statutory income tax rate (of 34%) on the profits arising from products manufactured at these plants.

Due to operating losses sustained by us in the past, we had R$1,015.6 million of deferred income tax and social contribution assets arising from tax loss carryforwards available as of December 31, 2013. Income tax loss carryforwards available for offset in Brazil do not expire. However, the annual offset is limited to 30% of our adjusted net profits. This limit also affects the CSLL.

Our export sales are currently exempt from (1) PIS (2) COFINS, a federal value-added tax, (3) the Tax on Industrial Products (Imposto sobre Produtos Industrializados), or IPI, a federal value-added tax on industrial products, and (4) ICMS.]

Recent Developments

The following is a summary of major transactions entered into, and other developments affecting, our company since December 31, 2013.

Issuance of 6.450% Notes due 2024

In January 2014, we issued and sold US$500.0 million aggregate principal amount of our 6.450% Notes due 2024. Interest on these notes is payable semiannually in arrears in February 3 and August 3 of each year. We used the proceeds of this offering to purchase from an international bank notes acquired by it in a tender offer that commenced immediately following the pricing of these notes.

Tender Offer for 2017 Notes, 2018 Notes and 2020 Notes

In February 2014, an international bank completed tender offers that it had made for any and all of our outstanding 8.00% Notes due 2017, or the 2017 Notes, 7.25% Notes due 2018, or the 2018 Notes, and 7.00% Notes due 2020, or the 2020 Notes. In connection with these tender offers, we repurchased US$44.9 million aggregate principal amount of the 2017 Notes, US$229.4 million aggregate principal amount of the 2018 Notes and US$165.7 million aggregate principal amount of the 2020 Notes.

Credit Facility Agreement

In January 2014, we entered into a credit facility agreement with an international financial institution for a principal amount of US$75.0 million. The facility bears interest at a floating rate of LIBOR plus 1.75% per annum, payable semi-annually, and matures in 2019. We used the proceeds of this loan for our general operating activities.

Project Ethylene XXI

On April 8, 2014, our subsidiary Braskem Idesa received a disbursement in an aggregate amount of US$465.0 million from international financial institutions in connection with the financing agreements relating to Project Ethylene XXI. For more information, see “Item 4. Information on the Company—Technology, Research and Development—Joint Venture Projects—Project Ethylene XXI—Financing Agreements Relating to Project Ethylene.”

Results of Operations

The following discussion of our results of operations is based on our consolidated financial statements prepared in accordance with IFRS.

As a result of our acquisition of the polypropylene business of Dow, we have fully consolidated the results of this business into our financial statements as from October 1, 2011 and included the results of this business in our USA and Europe segment as from such date.

As a result of our decision to maintain QuantiQ and IQAG, which previously represented the Chemical Distribution segment before we temporarily offered them for sale last year, we have restated our financials to include the Chemical Distribution segment as of 2011. As a result of our decision to dispose of our former subsidiary Cetrel and Braskem Distribuidora, both of which sold in December 2012, we have recorded the operations of these subsidiaries as discontinued operations as from January 1, 2010.

The discussion of the results of our business segments is based upon financial information reported for each of the segments of our business, as presented in the following tables, which set forth the results of each of our segments and the reconciliation of these results of our segments to our consolidated results of operations. This segment information was prepared on the same basis as the information that our senior management uses to allocate resources among segments and evaluate their performance. We evaluate and manage the performance of our segments based on information generated from our statutory accounting records maintained in accordance with IFRS, and reflected in our consolidated financial statements.

	Year Ended December 31, 2013
	Net sales revenue	Cost of products sold	Gross profit	Selling, general, administrative, distribution and research and development expenses	Results from equity investments	Other operating income (expense), net(1)	Operating profit (loss)
	(in millions of reais)

Basic Petrochemicals	25,037.8	(22,561.2)	2,476.6	(534.9)	—	(67.8)	1,873.9
Polyolefins	16,944.7	(14,694.3)	2,250.4	(852.6)	—	(30.7)	1,367.1
Vinyls	2,581.1	(2,384.5)	196.6	(174.1)	—	(11.2)	11.3
USA and Europe	6,748.5	(6,419.6)	328.9	(282.8)	—	(37.6)	8.5
Chemical Distribution	891.7	(761.1)	130.6	(96.7)	—	(6.5)	27,4
Total segments	52,203.8	(46,820.7)	5,383.1	(1,941.1)	—	(153.8)	3,288.2
Other segment(2)	130.3	(133.6)	(3.3)	(68.6)	—	0.1	(71.8)
Corporate unit(3)	—	—	—	(184.7)	(3.2)	(57.4)	(245.3)
Reclassifications and eliminations(4)	(11,364.6)	11,133.5	(231.1)	—	—	—	(231.1)
Consolidated	40,969.5	(35,820.8)	5,148.7	(2,194.4)	(3.2)	(211.1)	2,740.0

	Year Ended December 31, 2012
	Net sales revenue	Cost of products sold	Gross profit	Selling, general, administrative, distribution and research and development expenses	Results from equity investments	Other operating income (expense), net(1)	Operating profit (loss)
	(in millions of reais)

Basic Petrochemicals	23,603.0	(21,793.5)	1,809.5	(492.0)	—	(64.1)	1,253.4
Polyolefins	14,456.8	(13,131.8)	1,325.0	(868.4)	—	(20.0)	436.6
Vinyls	2,019.9	(1,947.7)	72.2	(129.7)	—	1.8	(55.7)
USA and Europe	5,465.2	(5,272.1)	193.1	(243.3)	—	364.8	314.6
Chemical Distribution	898.8	(751.0)	147.8	(94.8)	—	(0.3)	52,7
Total segments	46,443.7	(42,896.1)	3,547.6	(1,828.2)	—	282.2	2,001.6
Other segment(2)	72.6	(88.1)	(15.5)	(37.8)	—	(98.2)	(151.5)
Corporate unit(3)	-	-	-	(301.6)	(25.8)	149.5	(177.9)
Reclassifications and eliminations(4)	(10,356.0)	10,275.1	(80.9)	—	—	—	(80.9)
Consolidated	36,160.3	(32,709.1)	3,451.2	(2,167.6)	(25.8)	333.5	1,591.3

		Year Ended December 31, 2011
	Net sales revenue	Cost of products sold	Gross profit	Selling, general, administrative, distribution and research and development expenses	Results from equity investments	Results from business combinations	Other operating income (expense), net(1)	Operating profit (loss)
		(in millions of reais)

Basic Petrochemicals	23,080.9	(20,874.4)	2,206.5	(564.5)	—	—	(10.7)	1,631.3
Polyolefins	12,854.3	(11,729.1)	1,125.2	(850.8)	—	—	10.9	285.3
Vinyls	1,730.9	(1,608.1)	122.8	(146.4)	—	—	(32.1)	(55.7)
USA and Europe	3,283.8	(3,136.8)	147.0	(113.1)	—	—	(16.9)	17.0
Chemical Distribution	774.9	(631.6)	143.3	(93.6)	—	—	7.0	56.7
Total segments	41,724.8	(37,980.0)	3,744.8	(1,768.4)	—	—	(41.8)	1,934.6
Other segment(2)	146.2	(141.3)	4.9	(36.3)	—	—	94.3	62.9
Corporate unit(3)	-	-	-	(122.5)	(1.0)	30.0	(49.6)	(143.1)
Reclassifications and eliminations(4)	(8,784.5)	8,856.3	71.8	—	—	—	—	71.8
Consolidated	33,086.5	(29,265.0)	3,821.5	(1,927.2)	(1.0)	30.0	2.9	1,926.2

_______________________________________

(1)   Includes research and development.

(2)   Includes revenues and expenses of Braskem ldesa S.A.P.I. and revenues and expenses related to sales of cyclohexane and cyclohexanone. In 2011, includes jointly-controlled companies that were accounted for under the proportional consolidation method for those years (i.e., RPR, Propilsur and Polimerica).

(3)   Represents expenses of Braskem that are not allocated to any particular segment.

(4)   Eliminations consist primarily of intersegment sales, which are made on an arm's-length basis.

____________________

In the following discussion, references to increases or declines in any period are made by comparison with the corresponding prior period, except as the context otherwise indicates.

Year Ended December 31, 2013 Compared with Year Ended December 31, 2012

The following table sets forth consolidated financial information for the years ended December 31, 2013 and 2012.

	Year Ended December 31,
	2013	2012 (1)	% Change
	(in millions of reais)

Net sales revenue	40,969.5	36,160.3	13.3
Cost of products sold	(35,820.8)	(32,709.1)	9.5
Gross profit	5,148.7	3,451.2	49.2
Income (expenses):
Selling and distribution	(1,000.7)	(990.4)	1.0
General and administrative	(1,077.9)	(1,071.0)	0.6
Research and development	(115.8)	(106.2)	9.0
Results from equity investments	(3.2)	(25.8)	(87.6)
Other operating income (expenses), net	(211.1)	333.5	n.m.
Operating profit	2,740.0	1,591.3	72.2
Financial results:
Financial expenses	(2,549.1)	(3,926.2)	(35.1)
Financial income	773.0	532.0	45.3
Profit (loss) before income tax and social contribution	963.9	(1,802.9)	(153.5)
Income tax and social contribution	(456.9)	783.1	(158.3)
Profit (loss) from continuing operations	507.0	(1,019.8)	(149.7)
Results from discontinued operations	—	281.5	n.m.
Profit (loss)	507.0	(738.3)	(168.7)

n.m.: Not meaningful

(1) Restated to include the consolidation of QuantiQ and IQAG.

Net Sales Revenue

Net sales revenue increased by 13.3% during 2013, primarily as a result of (1) a 17.2% increase in net sales revenue of our Polyolefins segment, (2) a 6.1% increase in net sales revenue of our Basic Petrochemicals segment and (3) a 10% appreciation in the average U.S. dollar exchange rate against the real  during the year, which led to substantial increases in the prices of all our products as reported in reais, given that the pricing of our products is primarily linked to the U.S. dollar. Reclassifications and eliminations of net sales revenues of our segments in consolidation, primarily reflecting intercompany sales of basic petrochemicals by our Basic Petrochemicals segment to our other segments, increased by 9.7% during 2013.

Net Sales Revenue of Basic Petrochemicals Segment

Net sales revenue of the Basic Petrochemicals segment increased by 6.1% during 2013, primarily as a result of (1) a 1.9% increase in net sales revenue generated by sales of basic petrochemicals (excluding condensate, fuels, intermediates and utilities) to third parties to R$9,227.2 million during 2013 from R$9,054.1 million during 2012, and (2) a 17.4% increase in net sales revenue generated by sales of basic petrochemicals to our other business units of R$11,378.2 million during 2013 from R$9,692.5 million during 2012.

Net sales revenue generated by sales of:

•      naphtha, condensate and crude oil declined by 7.3% to R$2,241.0 million during 2013 from R$2,417.4 million during 2012, as a result of (1) a 3.5% decline in the average Amsterdam-Rotterdam-Antwerp market price of naphtha in U.S. dollars to US$903.0 per ton during 2013 from US$936.1 per ton during 2012 and (2) the reduction of our resales volumes of naphtha in 2013; and

•      basic chemicals (including intermediaries, fuels and utilities) increased by 16.6% to R$2,853.9 million during 2013 from R$2,447.5 million during 2012, primarily as a result of a 15.5% increase in revenues from intermediates and a 27.4% increase in the revenues from fuels.

The most significant factors contributing to the increase of net sales revenue generated by sales of basic petrochemicals to third parties were (1) a R$246.6 million, or 9.0%, increase in net sales revenue of BTX products, (2) a R$240.5 million, or 15.9%, increase in net sales revenue of ethylene, and (3) a R$132.7 million, or 13.4% increase in net sales revenue of propylene. The effects of these increases were partially offset by a R$448.3 million, or 27.3%, decline in net sales revenue of butadiene.

Sales volume of ethylene to third parties, substantially all of which is sold in the domestic market, remained stable at approximately 535,400 tons during 2013, as compared to approximately 531,900 tons during 2012. The average prices that we realized for sales of ethylene increased primarily as a result of a 14.2% average depreciation of the real  against the euro, the effect of which was partly offset by the 0.7% decline in the average Western Europe contract price of ethylene in euros, as reported by IHS.

Sales volume of propylene to third parties declined by 4.3% to approximately 389,000 tons during 2013 from approximately 406,600 tons during 2012. Domestic sales volume of propylene to third parties declined by 4.8%, principally due to reduced demand in the domestic market.  Export sales volume of propylene declined by 3.8%, principally due to our increased consumption as a result of operational problems with our suppliers. The average prices that we realized for sales of propylene increased primarily as a result of (1) a 13.7% increase in the average North American contract price of propylene in U.S. dollars, as reported by IHS, and (2) the effects of the average depreciation of the real  against the U.S. dollar.

The principal factors leading to the increase in net sales revenue generated by sales of BTX products to third parties were (1) a 23.1% increase in net sales revenue of benzene and (2) a 21.8% increase in net sales revenue of toluene. The effects of these increases were partially offset by a 25.5% decline in net sales revenue of para-xylene.

Sales volume of benzene to third parties increased by 4.5% to approximately 656,700 tons during 2013 from approximately 628,200 tons during 2012. Domestic sales volume of benzene increased by 0.6% and export sales volume of benzene increased by 14.2%. The average prices that we realized for sales of benzene increased primarily as a result of (1) a 3.1% increase in the average North American contract market price of benzene in U.S. dollars, as reported by IHS and (2) the effects of the average depreciation of the real  against the U.S. dollar.  Sales volume of para-xylene to third parties declined by 29.8% to approximately 128,600 tons during 2013 from 183,200 tons during 2012. The average prices that we realized for sales of para-xylene increased primarily as a result of the increase in international prices.

Sales volume of butadiene to third parties increased by 6.9% to approximately 381,800 tons during 2013 from 357,800 tons during 2012. The average prices that we realized for sales of butadiene declined primarily as a result of the decline in international prices.

Net Sales Revenue of Polyolefins Segment

Net sales revenue of the Polyolefins segment increased by 17.2% during 2013, primarily as a result of a 20.9% increase in net sales revenue generated by sales of polyethylene and a 14.0% increase in net sales revenue generated by sales of polypropylene.

Sales volume of polyethylene increased by 1.5% to approximately 2,467,300 tons in 2013 from approximately 2,467,300 tons in 2012. During 2013, domestic sales volume of polyethylene increased by 6.3%, principally as a result of increased demand for polyethylene products from producers of bags, inventory re-stocking by many of our customers, and the increased demand from manufactures using rotational molding to create pipes and related products in connection with the Brazilian government’s “Agua para Todos” (“Water for All”) program. Export sales volume of polyethylene declined by 7.7%, principally due to the reallocation of available polyethylene to the domestic market. The average prices that we realized for sales of polyethylene increased primarily as a result of the effects of (1) the average depreciation of the real against the U.S. dollar and (2) a 6.5%, 6.2% and 5.6% increase in HDPE, LLDPE and LDPE contract prices in the North American market, respectively, according to IHS.

Sales volume of polypropylene declined by 4.1% to approximately 1,580,800 tons during 2013 from approximately 1,648,800 tons during 2012. During 2013, domestic sales volume of polypropylene increased by 2.9%, reflecting the better performance of the agribusiness and food packaging sectors in Brazil. Export sales volume of polypropylene declined by 24.9% due to lower production volume and a change in our product mix to increase sales in the domestic market. The average prices that we realized for sales of polypropylene increased primarily as a result of the effects of (1) the average depreciation of the real against the U.S. dollar and (2) a 7.5% increase in the spot prices of the Northeast Asian market, according to IHS.

Net Sales Revenue of Vinyls Segment

Net sales revenue of the Vinyls segment increased by 27.8% during 2013, primarily as a result of (1) a 13.4% increase in sales volume of PVC, (2) a 3.2% increase in the average Northeast Asian spot market prices of PVC in U.S. dollars, as reported by IHS, and (3) the average depreciation of the real against the U.S. dollar.

Sales volume of PVC increased by 13.4% to approximately 636,500 tons during 2013 from approximately 561,500 tons during 2012, primarily as a result of our increased production volume as a result of the start-up of our new PVC facility in Alagoas in August 2012.

Sales volume of caustic soda increased by 0.7% to approximately 474,900 tons during 2013 from 471,600 tons in 2012, primarily as a result of our importation of raw materials to supply the domestic market to compensate for the lower production volume.

Net Sales Revenue of USA and Europe Segment

Net sales revenue of the USA and Europe segment, which includes our polypropylene assets in the United States and Europe, increased by 23.5% during 2013, primarily as a result of the increase in average prices of sales in the USA and Europe segment, which increased as a result of (1) the translation of the currencies of the countries in the USA and Europe segment into reais  when preparing our financial statements, which resulted in foreign exchange gains attributable to fluctuations in the relative value of these currencies against the real, rather than operational gains, and (2) a 7.5% increase in the spot prices of the Northeast Asian market of polypropylene, according to IHS. Sales volume of polypropylene by our USA and Europe Unit increased by 2.7% to approximately 1,790,700 tons during 2013 from 1,744,600 tons during 2012, primarily due the increase in demand in the United States.

Net Sales Revenue of Chemical Distribution Segment

Net sales revenue of the Chemical Distribution segment declined by 0.8% during 2013 primarily as a result of (1) a 32.9% decline in sales volume of solvents, including a decline in sales volume of ecologically-friendly solvents to approximately zero. These effects were partially offset by (1) a 60.7% increase in sales volume of chloro-soda and (2) a 10.9% increase in sales volume of pharmaceuticals products.

Cost of Products Sold and Gross Profit

Cost of products sold increased by 9.5% during 2013, primarily as a result of (1) a 11.9% increase in cost of products sold in our Polyolefins segment, (2) a 3.5% increase in cost of products sold in our Basic Petrochemicals segment and (3) a 10% in the average U.S. dollar exchange rate against the real  during the year, which generated a negative impact of R$2.9 billion as a result of an increase in our main raw material costs (given that naphtha is dollar-linked). The higher costs were partially offset by the reduction in the price of naphtha in the international market and by the lower PIS and COFINS tax rates on raw material purchases, which took effect in May 2013. Reclassifications and eliminations of cost of sales and services rendered of our segments in consolidation, primarily reflecting the costs of basic petrochemicals purchases by our Polyolefins and Vinyls segments from our Basic Petrochemicals segment, increased by 8.4% during 2013.

Consolidated gross profit increased by 49.2% during 2013. Gross margin (gross profit as a percentage of net sales revenue) increased to 12.6% during 2013 from 9.5% during 2012.

Cost of Products Sold of Basic Petrochemicals Segment

Cost of products sold of the Basic Petrochemicals segment increased by 3.5% during 2013, primarily as a result of (1) the higher sales volume of basic petrochemicals and (2) the appreciation in the average U.S. dollar exchange rate against the real  during the year. These were partially offset by a 3.5% decline in the average Amsterdam-Rotterdam-Antwerp market price of naphtha in U.S. dollars as reported by IHS to US$903.0 per ton during 2013 from US$936.1 per ton during 2012.

Gross profit of the Basic Petrochemicals segment increased by 36.9% to R$2,476.6 million during 2013 and gross margin increased to 9.9% in 2013 from 7.7% during 2012.

Cost of Products Sold of Polyolefins Segment

Cost of products sold of the Polyolefins segment increased by 11.9% during 2013, primarily as a result of (1) the effects of the average depreciation of the real  against the euro on the cost of raw materials of our Polyolefins Unit that are determined by reference to euro-denominated prices, and (2) the effects of the increase in the average cost of propylene, which was influenced by a 13.7% increase in the average North American contract price of propylene in U.S. dollars, as reported by IHS. These factors were partially offset by (1) the effects on our average cost of ethylene and propylene, which was influenced by the 0.7% and 2.3% decline in the average Western Europe contract price of ethylene and propylene in euros, respectively, as reported by IHS, and (2) a 1.1% decline in sales volume of the Polyolefins segment.

Gross profit of the Polyolefins segment increased by 69.8% to R$2,250.4 million during 2013, and gross margin increased to 13.3% in 2013 from 9.2% during 2012.

Cost of Products Sold of Vinyls Segment

Cost of products sold of the Vinyls segment increased by 22.4% during 2013, primarily as a result of (1) the effects of the average depreciation of the real against the euro on the cost of raw materials of our Vinyls Unit that are determined by reference to euro-denominated prices, and (2) a 7.7% increase in the total sales volume of our Vinyls Unit. These factors were partially offset by the effects on our Vinyls Unit’s average cost of ethylene of the 0.7% of decline in the average Western Europe contract price of ethylene in euros, as reported by IHS.

Gross profit of the Vinyls segment increased by 172.2% to R$196.5 million during 2013, while gross margin increased to 7.6% during 2013 from 3.6% during 2012.

Cost of Products Sold of USA and Europe Segment

Cost of products sold of the USA and Europe segment increased by 21.8% during 2013, primarily as a result of (1) the effects on this segment’s average cost of propylene of a 13.7% increase in the average North American contract price of propylene in U.S. dollars, as reported by IHS, together with the effects of a 10% average depreciation of the real  against the U.S. dollar, (2) the effects on this segment’s average cost of propylene of the average depreciation of the real against the euro, which were partially offset by a 2.3% decline in the average Western Europe contract price of propylene in euros, as reported by IHS, and (3) a 5.5% increase in polypropylene sales volume recorded by this segment.

Gross profit of the USA and Europe segment increased by 70.3% to R$328.9 million during 2013, and gross margin increased to 4.9% in 2013 from 3.5% during 2012.

Cost of Products Sold of Chemical Distribution Segment

Cost of sales of the Chemical Distribution segment increased by 1.3% during 2013 primarily as a result of a 10% appreciation in the average U.S. dollar exchange rate against the real  during the year.

Gross profit of the Chemical Distribution segment declined by 11.6% to R$130.6 million during 2013, while gross margin declined to 14.6% during 2013 from 16.4% during 2012.

Selling and Distribution  Expenses

 Selling and distribution expenses increased by 1.0% during 2013, primarily as a result of increased sales volumes.  Selling and distribution expenses as a percentage of net sales revenue declined to 2.4% during 2013 from 2.7% during 2012.

General and Administrative Expenses

General and administrative expenses increased by 0.6% during 2013, primarily as a result of our successful efforts to reduce fixed expenses, despite inflationary pressures. General and administrative expenses as a percentage of net sales revenue declined to 2.6% during 2013 from 3.0% during 2012.

Research and Development Expenses

Research and development expenses increased by 9.0% during 2013 and as a percentage of net sales revenue remained stable at 0.3% during 2013 and 2012.

Results from Equity Investments

Results from equity investments was a loss of R$3.2 million in 2013 compared to a loss of R$25.8 million in 2012, primarily as a result of a R$3.2 million loss recorded as equity in the results of jointly-controlled subsidiaries and associate compared to a R$22.2 million gain during 2012.

Other Operating Income (Expenses), Net

Other operating expenses, net was R$211.1 million during 2013, primarily consisting of (1) expenses related to provisions for environmental damages of R$94.4 million, (2) expenses related to inventory at idled plants of R$44.0 million, (3) depreciation expenses of R$39.5 million for idled plants and (4) expenses related to inventory adjustments and losses on changes in raw materials of R$25.4 million.

Operating Profit (Loss)

As a result of the foregoing:

•      operating profit on a consolidated basis increased by 72.2% during 2013. As a percentage of net sales revenue, operating profit increased to 6.7% during 2013 from 4.4% during 2012;

•      operating profit of the Basic Petrochemical segment declined by 49.5% to R$1,873.9 million during 2013 from R$1,253.4 million during 2012, and the operating margin of the Basic Petrochemical segment increased to 7.5% during 2013 from 5.3% during 2013;

•      operating profit of the Polyolefins segment increased by 213.1% to R$1,367.0 million 2013 from R$436.6 million during 2012, and the operating margin of the Polyolefins segment increased to 8.1% during 2013 from 3.0% during 2012;

•      operating profit of the USA and Europe segment declined by 97.3% to R$8.5 million during 2013 from R$314.6 million during 2012, primarily as a result of our recording as other operating income of this segment during 2012 the R$263.5 million in indemnification that Sunoco agreed to pay as a result of its termination of the feedstock supply agreement, and the operating margin of the USA and Europe segment declined to 0.1% during 2013 from 5.8% during 2012;

•      operating profit of the Vinyls segment was R$11.3 million during 2013 compared to an operating loss of R$55.7 million during 2012, and the operating margin of the Vinyls segment was 0.4% during 2013 compared to an operating loss of 2.8% during 2012; and

•      operating profit of the Chemical Distribution segment declined by 48.0% to R$27.4 million during 2013 from R$52.7 million during 2012, and the operating margin of the Chemical Distribution segment was 3.1% during 2013 and 5.9% during 2012.

Financial Results

Financial results increased by 47.7% during 2013, primarily as a result of a 45.43% increase in financial income and a 35.1% decline in financial expenses.

Financial Income

Financial income increased by 45.4% to R$$773.1 during 2013 from R$531.9 during 2012, primarily as a result of (1) a 51.7% increase in gain on exchange variation on monetary assets to R$333.4 million during 2013 from R$219.8 million during 2012 as a result of a 10% appreciation in the average U.S. dollar exchange rate against the real  during the year, and (2) to a lesser extent, a 27.9% increase in interest income to R$281.7 million during 2013 from R$220.2 million during 2012 as a result of the increase of the CDI rate during 2013.

Financial Expenses

Financial expenses declined by 35.1% to R$2,549.1 during 2013 from R$3,926.2 during 2012, primarily as a result of a 95.9% decline in loss on exchange variation on monetary liabilities to R$78.5 million during 2013 from R$1,898.7 million during 2012 as a result of our designation on May 1, 2013 of part of our dollar-denominated liabilities as a hedge for our future exports in compliance with IAS 39. We regularly export a portion of our production and determined that the volume of highly probable future exports supported the treatment of these debt instruments as hedging instruments. As a result of this designation, the impact of exchange rates on future cash flows in dollars derived from these exports will be partially offset by the foreign exchange variation on the designated liabilities, partly eliminating the volatility in our statements of operations. Following the designation of these liabilities as a hedge, we record the exchange variation from the designated liabilities, which was previously recorded as a component of our net financial results as comprehensive income or loss and periodically adjust the other comprehensive income component of our shareholders’ equity by this amount. The accumulated gain or loss related to exchange variation on the designated liabilities will be recorded against the revenue recorded in reais  from our exports over the term of the designated liabilities, allowing us to simultaneously recognize the impacts of exchange rate fluctuations on our liabilities and exports. Because the value of the real  fell substantially during the year following May 1, 2013, in the absence of the designation of these liabilities as a hedge, we would have recorded a net loss on exchange rate variation of R$2,048.6 million and net financial expense of R$4,079.5 million during 2013, primarily as a result of the foreign exchange variation of R$2,303.5 relating to the hedged liabilities, which was recorded in “Other Comprehensive Income or Loss” in our income statement and statement of comprehensive income for the year ended December 31, 2013.

Income Tax and Social Contribution

The composite corporate statutory income tax and social contribution rate was 34% during 2013 and 2012. Income tax and social contribution was an expense of R$456.9 million during 2013 and a benefit of R$639.8 million during 2012.

The effective tax rate applicable to our profit before income tax and social contribution was 47.4% during 2013, primarily as a result of (1) permanent adjustments caused by differences of income tax rates of investments in countries that have a lower tax  rate than Brazil by 6.3%, (2) adjustments of transfer pricing on business transactions with affiliated companies by 4.5% and (3) the effects of other non-deductible expenses by 2.6%.

The effective tax rate applicable to our loss before income tax and social contribution was 35.5% during 2012, primarily as a result of our inclusion of additional tax liabilities in the settlement that we entered into with tax authorities pursuant to the federal tax installment program established by Law No. 11,941/09, which increased the effective tax rate applied to our operating loss by 1.5 percentage points.

Profit (Loss)

We recorded profit of R$507.0 million, or 1.2% of net sales revenue, during 2013 compared to net loss of R$738.3 million, or 2.0% of net sales revenue, during 2012.

Year Ended December 31, 2012 Compared with Year Ended December 31, 2011

The following table sets forth consolidated financial information for the years ended December 31, 2012 and 2011.

	Year Ended December 31,
	2012	2011	% Change
	(in millions of reais)

Net sales revenue	R$36,160.3	R$33,086.5	9.3
Cost of products sold	(32,709.1)	(29,265.0)	11.8
Gross profit	3,451.2	3,821.5	(9.7)
Income (expenses):
Selling and distribution	(990.4)	(820.0)	20.8
General and administrative	(1,071.0)	(1,008.1)	6.2
Research and development	(106.2)	(99.1)	7.2
Results from equity investments	(25.8)	(1.0)	2,480.0
Results from business combination	—	(30.0)	n.m
Other operating income (expenses), net	333.5	2.9	11,400.0
Operating profit	1,591.3	1,926.2	(17.4)
Financial results:
Financial expenses	(3,926.2)	(3,560.5)	10.3
Financial income	532.0	759.0	(29.9)
Profit (loss) before income tax and social contribution	(1,802.9)	(875.3)	106.0
Income tax and social contribution	783.1	359.5	117.8
Profit (loss) from continuing operations	(1,019.8)	(515.8)	97.7
Results from discontinued operations	281.5	27.6	919.9
Profit (loss)	R$(738.3)	R$(488.2)	51.2

____________________________
n.m.:  Not meaningful.

Net Sales Revenue

Net sales revenue increased by 9.3% during 2012, primarily as a result of (1) a 66.4% increase in net sales revenue of our USA and Europe segment, (2) a 12.5% increase in net sales revenue of our Polyolefins segment, and (3) a 2.3% increase in net sales revenue of our Basic Petrochemicals segment. Reclassifications and eliminations of net sales revenues of our segments in consolidation, primarily reflecting intercompany sales of basic petrochemicals by our Basic Petrochemicals segment to our other segments, increased by 17.5% during 2012.

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

Net sales revenue generated by sales of:

•         naphtha and condensate declined by 44.5% to R$2,417.4 million during 2012 from R$R$4,356.1 million during 2011, primarily as a result of (1) the levels of our internal consumption of naphtha recovered following the unscheduled shutdown of our basic petrochemicals plants in the Northeastern Complex in 2011 as a result of a power failure on February 4, 2011 that affected most of the northeastern region of Brazil, including our basic petrochemical plants in the Northeastern Complex, which reduced our consumption of naphtha, , and (2) a 9.7% increase in the average Amsterdam-Rotterdam-Antwerp market price of naphtha in U.S. dollars to US$1,031.6 per ton during 2012 from US$931.2 per ton during 2011;

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

Sales volume of ethylene to third parties, substantially all of which is sold in the domestic market, increased by 6.6% to approximately 531,900 tons during 2012 from approximately 499,000 tons during 2011, primarily as a result of the increased volume of ethylene available for export as a result of the recovery of our production volume in 2012 following the unscheduled shutdown of our basic petrochemicals plants in the Northeastern Complex in 2011. The average prices that we realized for sales of ethylene increased primarily as a result of a 8.7% increase in the average Western Europe contract price of ethylene in euros, as reported by IHS, and the effects of a 7.8% average depreciation of the real against the euro.

Sales volume of propylene to third parties increased by 8.9% to approximately 406,600 tons during 2012 from approximately 373,300 tons during 2011. Domestic sales volume of propylene to third parties increased by 1.2%. Export sales volume of propylene increased by 19.7%, primarily as a result of the increased volume of propylene available for export as a result of the recovery of our production volume in 2012 following the unscheduled shutdown of our basic petrochemicals plants in the Northeastern Complex in 2011. The average prices that we realized for sales of propylene declined primarily as a result of a 20.0% decline in the average North American contract price of propylene in U.S. dollars, as reported by IHS, the effects of which were partially offset by the effects of a 16.7% average depreciation of the real against the U.S. dollar.

The principal factors leading to the increase in net sales revenue generated by sales of BTX products to third parties were a 30.9% increase in net sales revenue generated by sales of benzene to third parties and a 43.8% increase in net sales revenue generated by sales of para-xylene to third parties.

Sales volume of benzene to third parties increased by 3.8% to approximately 628,200 tons during 2012 from approximately 605,000 tons during 2011. Domestic sales volume of benzene to third parties increased by 6.4% and export sales volume of benzene declined by 2.0%. The average prices that we realized for sales of benzene increased primarily as a result of a 12.7% increase in the average North American contract market price of benzene in U.S. dollars, as reported by IHS, and the effects of the average depreciation of the real  against the U.S. dollar.

Sales volume of para-xylene to third parties, all of which is sold in the export market, increased by 20.8% to approximately 167,300 tons during 2012 from 138,400 tons during 2011. The average prices that we realized for sales of para-xylene increased primarily as a result of the effects of the average depreciation of the real  against the U.S. dollar, the effects of which were partially offset by a 4.3% decline in the average North American contract market price of para-xylene in U.S. dollars, as reported by IHS.

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

Sales volume of polyethylene increased by 5.6% to approximately 2,430,000 tons during 2012 from approximately 2,300,700 tons during 2011. During 2012, domestic sales volume of polyethylene increased by 10.2% and export sales volume of polyethylene declined by 2.1%. The average prices that we realized for sales of polyethylene increased primarily as a result of the effects of the average depreciation of the real against the U.S. dollar, the effects of which were partially offset by a 2.3%, 2.4% and 3.1% decline in HDPE, LLDPE and LDPE contract prices in the North American market, respectively, according to IHS.

Sales volume of polypropylene increased by 4.9% to approximately 1,648,800 tons during 2012 from approximately 1,571,500 tons during 2011. During 2012, domestic sales volume of polypropylene increased by 7.3% and export sales volume of polypropylene declined by 1.5%. The average prices that we realized for sales of polypropylene increased primarily as a result of the effects of the average depreciation of the real against the U.S. dollar, the effects of which were partially offset by a 8.0% decline in the spot prices of the Northeast Asian market, according to IHS.

Net Sales Revenue of Vinyls Segment

Net sales revenue of the Vinyls segment increased by 16.7% during 2012, primarily as a result of a 14.5% increase in net sales revenue generated by sales of PVC and a 25.7% increase in net sales revenue generated by sales of caustic soda.

Sales volume of PVC, substantially all of which we sold in the domestic market during 2012 and 2011, increased by 15.9% to approximately 561,500 tons during 2012 from approximately 484,400 tons during 2011, primarily as a result of the recovery of volumes in 2012 compared to 2011 in which there was an unscheduled shutdown of our vinyls plants as a result of a power failure on February 4, 2011 that affected most of the northeastern region of Brazil. The average prices that we realized for sales of PVC declined primarily as a result of a 7.8% decline in the average Northeast Asian spot market prices of PVC in U.S. dollars, as reported by IHS, the effects of which were partially offset by the effects of the average depreciation of the real  against the U.S. dollar.

Sales volume of caustic soda, all of which we sold in the domestic market during 2012 and 2011, increased by 11.7% to approximately 471,600 tons during 2012 from approximately 422,100 tons during 2011, primarily as a result of the recovery of volumes in 2012 compared to 2011 in which there was (1) an unscheduled shutdown of vinyls plants as a result of a power failure on February 4, 2011 that affected most of the northeastern region of Brazil, and (2) an unscheduled stoppage at our Alagoas chlor-alkali plant for 23 days as a result of casualty incidents on May 21, 2011 and May 23, 2011. The average prices that we realized for sales of caustic soda increased primarily as a result of a 7.8% increase in the average North American spot market prices of caustic soda in U.S. dollars, as reported by IHS, and the effects of the average depreciation of the real  against the U.S. dollar.

Net Sales Revenue of USA and Europe Segment

Net sales revenue of the USA and Europe segment, which includes the results of the propylene business we acquired from Dow which we have consolidated in our results as from October 1, 2011, increased by 66.4% during 2012. Sales volume of polypropylene by our USA and Europe segment increased by 71.6% to approximately 1,744,600   tons during 2012 from 1,016,800 tons during 2011. The average prices that we realized for sales of polypropylene by our USA and Europe segment increased primarily as a result of the effects of the average depreciation of the real against the U.S. dollar, the effects of which were partially offset by a 20.0% decline in the average North American contract price of polypropylene in U.S. dollars, as reported by IHS.

Net Sales Revenue of Chemical Distribution Segment

Net sales of the Chemical Distribution segment increased by 16.0% during 2012, primarily as a result of (1) an increase in the sales volume of solvents in response to increased market demand, (2) a 42.6% increase in the sales volume of methanol, representing a 68.5% increase in net sales, partly attributable to our improved logistics operations, (3) a 11.8% increase in the sales volume in our general purpose group, primarily as a result of the increase of sales of process oils with an increase in sales volume of 32.5%, and (4) a 63.4% increase in net sales in connection with our importation and resale of a certain base oil. These increases were partially offset by (1) a 27.9% decline in sales volume in the synthetics segment and (2) a 19.0% decline in sales volume of the blended products.

Cost of Products Sold and Gross Profit

Cost of products sold increased by 11.8% during 2012, primarily as a result of (1) a 68.1% increase in cost of sales and services rendered of our USA and Europe segment, (2) an 12.0% increase in the cost of sales and services rendered of the Polyolefins segment, and (3) a 4.4% increase in the cost of sales and services rendered of the Basic Petrochemicals segment. Reclassifications and eliminations of cost of sales and services rendered of our segments in consolidation, primarily reflecting the costs of basic petrochemicals purchases by our Polyolefins and Vinyls segments from our Basic Petrochemicals segment, increased by 15.6% during 2012.

Consolidated gross profit declined by 9.7% during 2012. Gross margin (gross profit as a percentage of net sales revenue) declined to 9.5% during 2012 from 11.6% during 2011.

Cost of Sales and Services Rendered of Basic Petrochemicals Segment

Cost of sales and services rendered of the Basic Petrochemicals segment increased by 4.4% during 2012, primarily as a result of the effects of a 9.7% increase in the average Amsterdam-Rotterdam-Antwerp market price of naphtha in U.S. dollars to US$1,031.6 during 2012 from US$931.2 during 2011, and the effects of the average depreciation of the real  against the U.S. dollar. Naphtha and condensate accounted for 68.7% of the Basic Petrochemicals segment’s cost of sales and services rendered during 2012 and 60.3% during 2011.

Gross profit of the Basic Petrochemicals segment declined by 18.0% during 2012 and gross margin declined to 7.7% in 2012 from 9.6% during 2011.

Cost of Sales of Polyolefins Segment

Cost of sales of the Polyolefins segment increased by 12.0% during 2012, primarily as a result of (1) a 5.9% increase in the total sales volume of our Polyolefins segment’s legacy polyolefins operations, (2) the effects on our Polyolefins Unit’s average cost of ethylene of a 8.7% increase in the average Western Europe contract price of ethylene in euros, as reported by IHS, and (3) the effects of the average depreciation of the real against the euro on the contract price to this segment in reais  of ethylene and propylene.

Gross profit of the Polyolefins segment increased by 17.8% during 2012, and gross margin increased to 9.2% in 2012 from 8.8% during 2011.

Cost of Sales of Vinyls Segment

Cost of sales of the Vinyls segment increased by 21.1% during 2012, primarily as a result of (1) a 10.5% increase in the total sales volume of our Vinyls Unit, (2) the effects on our Vinyls Unit’s average cost of ethylene of a 8.7% increase in the average Western Europe contract price of ethylene in euros, as reported by IHS, and the effects of the average depreciation of the real against the euro, and (3) a 24.0% increase in the average cost of energy.

Gross profit of the Vinyls segment declined by 41.2% during 2012, while gross margin declined to 3.6% during 2012 from 7.1% during 2011.

Cost of Sales of USA and Europe Segment

Cost of sales of the USA and Europe segment, which includes the results of the propylene business we acquired from Dow which we have consolidated in our results as from October 1, 2011, increased by 68.1% during 2012, primarily as a result of a 71.6% increase in polypropylene sales volume recorded by this segment.

Gross profit of the USA and Europe segment increased by 31.4% during 2012, while gross margin declined to 3.5% during 2012 from 4.5% during 2011.

Cost of Products Sold of Chemical Distribution Segment

Cost of sales of the Chemical Distribution segment increased by 18.9% during 2012 primarily as a result of the depreciation of the real  against dollar.

Gross profit of the Chemical Distribution segment declined by 3.1% to R$147.8 million during 2012, while gross margin declined to 16.4% during 2012 from 18.5% during 2011.

Selling and Distribution  Expenses

Selling and distribution expenses increased by 20.8% during 2012, primarily as a result of (1) increased distribution and storage expenses as a result of increased sales volume, and (2) our consolidation of the results of the propylene business we acquired from Dow as from October 1, 2011. Selling and distribution expenses as a percentage of net sales revenue increased to 2.7% during 2012 from 2.5% during 2011.

General and Administrative Expenses

General and administrative expenses increased by 6.2% during 2012, primarily as a result of (1) our consolidation of the results of the polypropylene business we acquired from Dow as from October 1, 2011, (2) advertising expenses related to our sponsorship of the Rio+20 United Nations Conference on Sustainable Development and our 10 year anniversary celebration campaign, and (3) an increase in personnel expenses due collective bargaining agreements in 2012. General and administrative expenses as a percentage of net sales revenue remained stable at 3.0% during 2012 and 2011.

Research and Development Expenses

Research and development expenses increased by 7.2% during 2012, primarily as a result of an increase in investments for improvements in existing and new products and processes. Research and development expenses as a percentage of net sales revenue remained stable at 0.3% during 2012 and 2011.

Results from Equity Investments

Results from equity investments was a loss of R$25.8 million in 2012 compared to a loss of R$1.0 million in 2011, primarily as a result of a R$22.2 million loss recorded as equity in the results of jointly-controlled subsidiaries and associate compared to a R$3.3 million gain during 2011.

Results from Business Combinations

Gains from business combinations were R$30.0 million in 2011. Gains from business combinations in 2011 consisted of a bargain purchase gain related to our acquisition of the polypropylene business of Dow.  We did not record gains from business combinations in 2012.

Other Operating Income (Expenses), Net

Other operating income, net was R$333.5 million during 2012, primarily consisting of:

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

Other operating income, net were R$2.9 million during 2011, primarily consisting of:

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

Operating Profit (Loss)

As a result of the foregoing:

•      operating profit of the Basic Petrochemical segment declined by 23.2% to R$1,253.4 million during 2012 from R$1,631.3 million during 2011, and the operating margin of the Basic Petrochemical segment declined to 5.3% during 2012 from 7.1% during 2011;

•      operating profit of the Polyolefins segment increased by 53.0% to R$436.6 million during 2012 from R$285.3 million during 2011, and the operating margin of the Polyolefins segment declined to 3.0% during 2012 from 2.2% during 2011;

•      operating loss of the Vinyls segment remained stable  during 2013 in R$55.7 million, and the negative operating margin of the Vinyls segment declined to 2.8% during 2012 from 3.2% during 2011.

•      operating profit of the USA and Europe segment increased to R$314.6 million during 2012 from R$17.0 million during 2011, reflecting our consolidation of the results of the polypropylene business we acquired from Dow as from October 1, 2011, and the operating margin of the USA and Europe segment increased to 5.8% during 2012 from 0.5% during 2011; and

•      operating profit of the Chemical Distribution segment declined by 7.1% to R$52.7 million during 2012 from R$56.7 million during 2011, and the operating margin of the Chemical Distribution segment declined to 5.9% during 2012 from 7.3% during 2011.

Operating profit on a consolidated basis declined by 17.4% during 2012. As a percentage of net sales revenue, operating profit declined to 4.4% during 2012 from 5.8% during 2011.

Financial Results

Financial results increased by 21.2% during 2012 as a result of a 10.3% increase in financial expenses and a 29.9% decline in financial income.

Financial Income

Financial income declined by 29.9% during 2012, primarily as a result of (1) a 48.1% decline in gain on exchange variation on monetary assets to R$219.7 million during 2012 from R$423.1 million during 2011 as a result of the of the depreciation of the real against the U.S. dollar, and (2) to a lesser extent, a 17.5% decline in interest income to R$220.0 million during 2012 from R$266.7 million during 2011 as a result of the decline of the CDI rate during 2012.

Financial Expenses

Financial expenses increased by 10.3% during 2012, primarily as a result of (1) an increase in adjustment to present value—appropriation to R$310.5 million during 2012 from R$60.4 million during 2011 as a result of the change of feedstock payment terms in the domestic market to 90 days, and (2) a 14.6% increase in loss on exchange variation on monetary liabilities to R$1,894.8 million during 2012 from R$1,654.0 million during 2011 as a result of the decline of the depreciation of the real against the U.S. dollar to 9.0% during 2012 from 12.6% during 2011.

Income Tax and Social Contribution

The composite corporate statutory income tax and social contribution rate was 34% during 2012 and 2011. Income tax and social contribution was a benefit of R$639.8 million during 2012 and R$359.5 million during 2011.

The effective tax rate applicable to our operating loss was 35.5% during 2012, primarily as a result of the effects of the inclusion of new tax liabilities in the installment program, which increased the effective tax rate applied to our operating loss by 1.5%.

The effective tax rate applicable to our operating loss was 41.1% during 2011, primarily as a result of (1) social contribution recorded in previous years, which increased the effective tax rate applied to our operating loss by 8.4%, (2) the effects of the inclusion of new tax liabilities in the installment program, which increased the effective tax rate applied to our operating loss by 1.6%, (3) the IFRS effects on the business combination adjustments, which increased the effective tax rate applied to our operating loss by 1.1% because the bargain purchase gain is not taxed and (3) the effects of other non-deductible expenses which decreased our effective rate by 4.2%.

Profit (Loss) from Continuing Operations

Loss from continuing operations increased by 97.7% to R$1,019.8 million, or 2.8% of net sales revenue, during 2012 from R$515.8 million, or 1.6% of net sales revenue, during 2011.

Revenue from Discontinued Operations

Discontinued operations consist of the operations of (1) our former subsidiary Cetrel, which we sold in December 2012, and (2) our former subsidiary Braskem Distribuidora, which we sold in December 2012. Results of discontinued operations increased to R$281.5 million during 2012 from R$27.6 million during 2011.

Profit (Loss)

Loss increased by 51.2% to R$738.3 million, or 2.0% of net sales revenue, during 2012 from R$488.2 million, or 1.5% of net sales revenue, during 2011.

Liquidity and Capital Resources

Our principal cash requirements for 2013 consisted of the following:

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

During 2013, cash flow generated by operations was used primarily for investing activities, for working capital requirements and to service our outstanding debt obligations. As of December 31, 2013, our consolidated cash and cash equivalents amounted to R$4,335.9 million. As of December 31, 2013, we had net working capital (defined as (1) current assets plus non-current assets held for sale, minus (2) current liabilities plus non-current liabilities held for sale) of R$1,402.3 million.

Projected Sources and Uses of Cash

We anticipate that we will be required to spend approximately R$27.3 billion to meet our short-term contractual obligations and commitments and budgeted capital expenditures during 2014, and an additional approximate R$27.6 billion to meet our long-term contractual obligations and commitments and some of our budgeted capital expenditures in 2015 (excluding equity contributions to our joint ventures in Mexico and Venezuela). We expect that we will meet these cash requirements for (1) our operations through sales of our products, and (2) our debt service through operating cash flow and new financing activities, including new debt financings and the refinancing of our existing short-term indebtedness as it becomes due.

We have commitments from several financial institutions to provide us with financing in the future, including commitments from the Brazilian National Bank for Economic and Social Development (Banco Nacional do Desenvolvimento), or BNDES, to lend us funds under our revolving stand-by credit facilities (Contrato de Abertura de Limite de Crédito), or CALC facilities, described under “—Indebtedness and Financing Strategy—Credit Facilities with BNDES.” As of December 31, 2013, an aggregate principal amount of R$1.0 billion was available for disbursement under these facilities.

These commitments are subject to conditions precedent which we believe that we will be able to satisfy in connection with any amounts drawn under these facilities. We pay commitment fees to these financial institutions in connection with their commitments, other than our BNDES revolving stand-by credit facilities.

In addition, we entered into a project finance facility to fund the development of Project Ethylene XXI. For more information regarding this facility, see “Item 4. Information on the Company—Capital Expenditures—Joint Venture Projects—Project Ethylene XXI.”

Cash Flows

Cash Flows Provided by Operating Activities

Net cash provided by operating activities was R$2,457.8 million during 2013, R$2,571.8 million during 2012 and R$2,777.5 million during 2011.

Net cash provided by operating activities declined by R$114.0 million during 2013 compared to 2012, primarily as a result of:

•         the R$742.6 million increase in trade payables during 2013 compared to the R$2,165.5 million increase in trade payables during 2012 as a result of better payment terms available to our company from our principal Brazilian supplier of raw materials;

•         a decline in non-cash interest and monetary and exchange variations, net to R$1,341.8 million during 2013 compared to R$2,443.0 million during the corresponding period of 2012, primarily as a result of our designation on May 1, 2013 of part of the liabilities our dollar-denominated debt instruments as a hedge for our future exports;

•         the R$927.4 million increase in inventories during 2013 compared to a R$566.0 million increase during 2012, which resulted from increases in our inventories in the first half of 2013 to ensure that we would be able to serve our customers in the domestic polyolefin market during the scheduled maintenance shutdown of one of our polypropylene plants in the São Paulo Complex, which occurred in July 2013; and

•         an increase in interest paid to R$1,123.7 million during 2013 compared to a R$ 1,006.8 million increase during 2012, primarily as a result of exchange variation.

The effects of these factors were partially offset by:

•         our profit before income tax and social contribution and after discontinued operations of R$963.9 million during 2013 compared to a loss of R$1,378.1 million during the corresponding period of 2012; and

•         a R$492.9 million increase in accounts receivable during 2013 compared to a R$625.1 million increase during 2012, primarily as a result of a 10% appreciation in the average U.S. dollar exchange rate against the real during the year..

Net cash provided by operating activities declined by R$205.7 million during 2012 compared to 2011, primarily as a result of:

•         a R$531.2 million decline in profit before income tax and social contribution and after results from discontinued operations;

•         a R$625.1 million decline in trade accounts receivable during 2012 compared to a R$365.9 million decline during 2011, primarily as a result of the depreciation of the real in 2012 compared to 2011 period, which directly impacted our receivables from exports;

•         a R$430.8 million decline in taxes and contributions payable during 2012 compared to a R$52.1 million decline during 2011 as a result of installment payments made under a Brazilian federal tax settlement program; and

•         a R$204.4 million increase in interest paid to R$1,006.8 million during 2012 from R$802.4 million during 2011, primarily as a result of an increase in the principal amount of our outstanding debt.

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

Cash Flows Used in Investing Activities

Investing activities used net cash of R$4,954.2 million during 2013, R$2,834.3 million during 2012 and R$2,866.5 million during 2011.

During 2013, investing activities for which we used cash on a consolidated basis primarily consisted of (1) investments of R$4,102.1 million in new capacity projects, including investments of R$4,053.0 million for the construction of our facilities in Mexico, of which R$1,098.4 million was in the form of an equity contribution, (2) investments of R$781.0 million to perform maintenance on our plants during scheduled shutdowns, (3) investments of R$275.5 million in modernization, in information technology  and increased reliability of our systems, (4) investments of R$284.7 million in equipment replacement, (5) investments of R$194.1 million in productivity and safety improvements.  These investments were partially offset by our receipt of R$689.9 million from the divestments of Cetrel and Braskem Distribuidora.

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

Cash Flows Used in Financing Activities

Financing activities provided net cash of R$3,614.2 during 2013, R$633.9 million during 2012 and R$494.7 million during 2011.

During 2013:

•       we borrowed US$200.0 million aggregate principal amount in January 2013 under an export prepayment facility that we entered into with certain international financial institutions in December 2012;

•       we entered into three credit export notes facilities with Brazilian financial institutions in the aggregate amount of R$300.0 million in February 2013;

•       we entered into a credit facility agreement with an international financial institution for a principal aggregate amount of US$90.0 million in March 2013;

•       we entered into a credit facility agreement with an international financial institution for a principal aggregate amount of US$210.0 million in June 2013;

•       Braskem Idesa borrowed US$1,483.9 million aggregate principal amount in July 2013 under the financing agreements that Braskem Idesa entered into in December 2012 to finance the Ethylene XXI project;

•       we entered into several credit export notes facilities with an international financial institution in the aggregate amount of R$163.5 million in August 2013;

•       we entered into a loan agreement with a Brazilian financial institution under which we borrowed an aggregate principal amount of US$70.0 million in September 2013;

•       we received disbursements under a financing agreement with BNDES, in the amounts of R$178.0 million, R$144.1 million and R$188.7 million in October, November and December 2013, respectively;

•       Braskem Idesa borrowed US$546.9 million aggregate principal amount in November 2013 under the financing agreements that Braskem Idesa entered into in December 2012 to finance the Project Ethylene XXI project;

•       we borrowed R$150.0 million under a credit export note facility that we entered into in December 2013 with a Brazilian financial institution; and

•       we entered into a ACC (advance payment on exchange contract) with an international financial institution for a principal aggregate amount of US$50.0 million in December 2013.

During 2013, we used cash:

•       to prepay R$512.7 million, representing all principal amounts and interest outstanding under four export credit note facilities;

•       to prepay R$452.3 million, representing all principal amounts and interest outstanding under two export prepayment facilities;

•       to prepay R$123.6 million, representing all principal amounts and interest outstanding under a financing agreement with BNDES; and

•       to make other scheduled payments and prepayments under several of our outstanding debt instruments.

During 2012:

•      we borrowed R$732.5 million and US$81.5 million under our credit facilities with BNDES;

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

Contractual Commitments

The following table summarizes significant contractual obligations and commitments as of December 31, 2013 that have an impact on our liquidity:

	Payments Due by Period
	Less than one Year	One to Three Years	Three to Five Years	More than Five Years	Total
	(in millions of reais)

Loans and financings (1)	1292.0	3,896.1	3,875.4	20,445.5	29,509.0
Project Ethylene XXI – Project finance debt (2)	29.3	106.9	720.9	6,588.4	7,445.5
Derivatives (3)	95.1	(68.1)	464.2	0.0	491.2
Tax refinancing program (4)	152.0	261.6	261.6	348.8	1,024.1
Petros Copesul plan contributions (5)	158.1	–	–	–	158.1
Defined benefit actuarial obligation (6)	–	–	–	44.1	44.1
Other payables (7)	–	133.4	142.4	370.4	646.2
Project Ethylene XXI – EPC (8)	2,966.5	888.6	–	–	3,855.1
Purchase obligations for raw materials (9)	20,302.0	17,048.1	17,048.1	1,037.4	55,435.6
Purchase obligations for electric power and gas (9)	970.0	1,264.0	951.0	374.0	3,559.0
Total contractual obligations	25,965.0	23,455.2	23,481.3	29,325.3	102,167.8

____________________________

(1)       Consists of estimated future payments of amortization amounts plus interest on our loans and financings, calculated based on interest rates and foreign exchange rates applicable as of December 31, 2013 and assuming (i) that all amortization payments and payments at maturity on our loans and financings will be made on their scheduled payment dates, and (ii) that our perpetual bonds are redeemed after 100 years.

(2)       Consists of limited recourse project finance debt, which is repaid solely from the cash generated by the project itself and shareholders provide limited guarantees. For further information, see note 20 of our consolidated financial statements elsewhere in this annual report.

(3)       Consists substantially of foreign exchange swaps that we entered into to offset the variation in the rates of export credit notes contracts. For further information, see note 21.2.1 of our consolidated financial statements elsewhere in this annual report.

(4)       Consists of payments pursuant to the agreement that Braskem entered into in November 2009 with the Brazilian tax authorities. For further information, see the note 22(a) of our consolidated financial statements elsewhere in this annual report.

(5)       Consists of payments to the participants of the Petros Copesul defined post-employment benefit plan in connection with our withdrawal as sponsor of this plan. For further information, see notes 26.2(a) and 26.3 to our consolidated financial statements elsewhere in this annual report.

(6)       Consists of the actuarial liabilities in connection with the Novamont and Braskem Europe defined benefit plans. For further information, see note 26.3 to our consolidated financial statements elsewhere in this annual report.

(7)       Consists of (i) amounts payable to non-controlling shareholders of Braskem Idesa and (ii) amounts payable to BNDES Participações S.A. as part of the business combination with Quattor. For further information, see note 28 of our consolidated financial statements elsewhere in this annual report.

(8)       Consists of contractual commitments for the engineering, procurement and construction of Project Ethylene XXI and technology license fee regarding this project, calculated based on estimated future contractual payments and interest and based on the foreign exchange rate in effect as of December 31, 2013.

(9)       Consists of purchase commitments for raw materials and electric power and gas pursuant to binding agreements of the company that specify all significant terms, including: fixed or minimum quantities to be purchased; fixed, minimum or variable price provisions; and the approximate timing of the transaction. Based upon the applicable purchase prices as of December 31, 2013.

We are also subject to potential liabilities with respect to tax, labor, distributors and other claims, for which the chances of loss are considered probable, and for which we maintain provisions of R$362.9 million as of December 31, 2013. These proceedings relate primarily to federal income taxes and VAT. See “Item 8. Financial Information—Legal Proceedings” and note 24 to our audited consolidated financial statements.

Indebtedness and Financing Strategy

As of December 31, 2013, our total outstanding consolidated indebtedness, net of transaction costs, was R$18,602.5  million, consisting of R$1,248.8  million of short-term indebtedness, including current portion of long‑term indebtedness (6.7% of our total indebtedness), and R$17,353.7  million of long-term indebtedness (93.3% of our total indebtedness), in addition to an aggregate amount of R$4,731.0 million (US$2,030.8 million) outstanding as of December 31, 2013 in connection with the project finance debt related to Project Ethylene XXI. As of December 31, 2013, we had no outstanding indebtedness to related parties on a consolidated basis. On a consolidated basis, our real-denominated indebtedness as of December 31, 2013 was R$5,662.4  million (30.4% of our total indebtedness), and our foreign currency-denominated indebtedness was R$12,940.1  million (69.6% of our total indebtedness).

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

Short-Term Indebtedness

Our consolidated short-term debt, including current portion of long-term debt, was R$1,248.8 million as of December 31, 2013.

We maintain short-term finance lines denominated in reais  with a number of financial institutions in Brazil. Although we have no committed lines of credit with these financial institutions, we believe that we will continue to be able to obtain sufficient credit to finance our working capital needs based on our relationships with these financial institutions and current market conditions. As of December 31, 2013, the consolidated outstanding balance under our short-term finance lines denominated in reais was R$634.1 million.

We also obtain advances on certain export contracts from a variety of Brazilian financial institutions. These advances generally have a maturity of less than one year and relatively low interest rates. These advances on export contracts are generally secured by receivables to be generated from future export sales under those contracts. As of December 31, 2013, our consolidated outstanding advances on export contracts totaled R$117.1 million (US$50.0 million). See note 19 to our consolidated financial statements included in this annual report.

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

As of December 31, 2013, R$3,071.2 million of our real-denominated debt and R$453.1 million of our foreign currency-denominated debt was secured. In order to secure this debt, we have pledged certain of our property and equipment and certain of our accounts receivable. The security arrangements for our secured debt vary depending on the transaction.

As of December 31, 2013, all of our project finance debt related to Project Ethylene XXI was secured. In order to secure this debt, we have pledged our shares in Braskem Idesa, some of our rights to repayment under subordinated loans that Braskem S.A. has made to Braskem Idesa and all of the assets of Braskem Idesa.

Fixed-Rate Notes

We have issued fixed-rate debt securities in the international market. All of these securities pay interest semi-annually in arrears, except for our perpetual bonds on which interest is payable quarterly in arrears. The table below sets forth our outstanding fixed-rate debt securities, the outstanding principal amount of these securities and their maturity dates.

Security	Outstanding Principal Amount at December 31, 2013	Final Maturity
	(in millions of U.S. dollars)

11.75% Notes due 2014	72.6	January 2014
9.375% Notes due 2015	64.5	June 2015
8.00% Notes due 2017 (1)	125.9	January 2017
7.250% Notes due 2018(1)(2)	424.9	June 2018
7.00% Notes due 2020(1)(2)	747.5	May 2020
5.75% Notes due 2021(2)	997.5	April 2021
5.375% Notes due 2022(2)	500.0	May 2022
7.125% Notes due 2041(3)	750.0	July 2041
7.375% Perpetual Bonds(2)	700.0	—

____________________________

(1) We repurchased US$44.9 million aggregate principal amount of the 2017 Notes, US$229.4 million aggregate principal amount of the 2018 Notes and US$165.7 million aggregate principal amount of the 2020 Notes in connection with a tender offer that concluded in February 2014.

(2)   Represents notes issued by Braskem Finance and guaranteed by Braskem.

(3)   Represents notes issued by Braskem America Finance and guaranteed by Braskem.

Export Credit Note Facilities

We have entered into several credit export note facilities. The table below sets forth our significant outstanding credit export note facilities, the amount outstanding under these facilities, the interest rate applicable to these facilities, the amortization schedule of these facilities and their maturity dates.

Issue Date	Outstanding Principal and Interest as of December 31, 2013	Interest Rate	Amortization Schedule	Final Maturity
	(in millions of reais)

February 2013	101.0	8.00%	Bullet Maturity	February 2016
February 2013	101.2	8.00%	Bullet Maturity	February 2016
February 2013	100.9	8.00%	Bullet Maturity	February 2016
February 2013	50.5	7.5%	Bullet Maturity	February 2016
February 2013	50.4	8.00%	Bullet Maturity	February 2016
March 2013	50.3	8.00%	Bullet Maturity	March 2016
December 2013	150.3	8.00%	Bullet Maturity	December 2016
April 2007 (1)	119.3	7.87%	Bullet Maturity	March 2018
November 2006(1)	184.8	8.1%	Bullet Maturity	May 2018
April 2011	459.4	112.5% of CDI	Bullet Maturity	April 2019
May 2007(1)	176.8	7.85%	Bullet Maturity	May 2019
August 2011	403.5	112.5% of CDI	Bullet Maturity	August 2019
January 2008(1)	362.2	7.3%	Bullet Maturity	February 2020
June 2012	101.8	105% of CDI	Annual (2)	October 2021
September 2012	305.3	105% of CDI	Annual (2)	October 2021
April 2010	50.9	105% of CDI	Annual (2)	October 2021
June 2010	203.5	105% of CDI	Annual (2)	October 2021
February 2011	203.5	105% of CDI	Annual (2)	October 2021
June 2011	81.4	105% of CDI	Annual (2)	October 2021
October 2012	86.5	105% of CDI	Annual (2)	October 2021

____________________________

(1)   Facility denominated in U.S. dollars.

(2)   Facilities amended in October 2013 to extend maturity from February 2014 to October 2021.

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

•         the replacement of some equipment at our PVC plant in the Northeastern Complex; and

•         quality, productivity, environmental, health and safety projects at our plants.

The table below sets forth selected information with respect to our BNDES term loan credit facilities as of December 31, 2013.

Facility	Outstanding Principal and Interest	Interest Rate	Amortization Schedule	Final Maturity
	(in millions of reais)
August 2007 credit facility(1)
Cesta de Moedas loans	10.1	Cesta de Moedas plus 2.80%;	Monthly	April 2016
TJLP loans	62.7	TJLP plus 2.8% to 3.3%	Monthly	February 2016
June 2009 credit facility(2)
Cesta de Moedas loans	39.8	Cesta de Moedas plus 2.58%	Monthly	July 2017
TJLP loans	277.0	TJLP plus 0% to 4.78%	Monthly	June 2017
December 2010 credit facility(3)
Cesta de Moedas loans	115.1	Cesta de Moedas plus 2.58%	Monthly(4)	January 2020
TJLP loans	352.4	TJLP plus 0% to 3.58%	Monthly(4)	December 2019
Fixed-rate loans	40.1	5.50%	Monthly(4)	December 2019
November 2011 credit facility(5)
Cesta de Moedas loans	40.5	Cesta de Moedas plus 2.45%	Monthly	January 2021
TJLP loans	134.4	TJLP plus 0% to 3.45%	Monthly	December 2020

______________

(1)   Relates to the Quattor Acquisition.

(2)   Relates to our “green” polyethylene plant that began operations in September 2010.

(3)   Relates to our PVC plant in Alagoas that began operations in August 2012.

(4)   Principal payments on this tranche commenced in July 2013.

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

The interest rates for loans drawn under these facilities are set at the time the loans are made and are based on the TJLP rate or the average annual currency basket rate published by BNDES, or the Cesta de Moedas rate or the accumulated annual average of SELIC.

Loans made under these facilities may have maturities up to ten years. The outstanding principal and interest of each of these loans is payable in monthly installments following the expiration of the grace period for these loans, which is generally one year or 18 months, depending upon the terms of the relevant facility.

The table below sets forth selected information with respect to our BNDES revolving credit facilities as of December 31, 2013.

Facility	Committed Principal Amount	Outstanding Principal and Interest	Weighted Average Interest Rate	Expiration of Commitment
	(in millions of reais)	(in millions of reais)

December 2009(1)	R$500.0
Cesta de Moedas loans		80.8	Cesta de Moedas plus 2.58%	January 2017
TJLP loans		240.9	TJLP plus 2.58% to 3.58%	January 2017
Fixed rate		10.8	4.5%	January 2017
November 2011(2)	R$2,460.0
Cesta de Moedas loans		159.9	Cesta de Moedas plus 2.42% to 2.45%	October 2018
TJLP loans		969.7	TJLP plus 0.00% to 3.58%	October 2019
Fixed rate		228.6	3.5% to 5.5%	November 2019
SELIC		82.4	SELIC plus 2.58%	October 2019

 ______________

(1)   Relates to the CALC facility with BNDES, secured by a pledge of one of our crackers in the Southern Complex.

(2)   This agreement was amended in September 2013 to provide for disbursements in the aggregate amount of R$789.4 million between October 2013 and April 2015. In October and November 2013, we received disbursements under this financing agreement in the amounts of R$178.0 million and R$144.1 million, respectively. These disbursements mature in October 2019.

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

Revolving Credit Facility Agreements

We have entered into three revolving credit lines, under which no amounts were outstanding as of December 31, 2013. The first line, which we entered into in August 2011, in the amount of US$250.0 million, may be drawn down at any time until August 2016 and bears interest at floating rates based on LIBOR plus 1.20% per annum. The second line, which we entered into in November 2012, in the amount of US$350.0 million, may be drawn down at any time until November 2016 and bears interest at floating rates based on LIBOR plus 1.65% per annum. The third line, which we entered into in December 2012, in the amount of R$450.0 million, may be drawn down at any time until December 2015 and bears interest at floating rates based CDI plus 0.95% per annum.

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

In January 2013, we received proceeds under a loan facility that we entered into in December 2012 with certain international financial institutions in the aggregate amount of US$200.0 million. The loan proceeds were used for improvements at our butadiene plant in the Southern Complex and certain related facilities in the Southern Complex, Northeastern Complex and Southeastern Complex. This loan bears interest at a floating rate of LIBOR plus 1.1% per annum, payable semiannually, and matures in November 2022.

In September 2013, we entered into a loan agreement with a Brazilian financial institution under which we borrowed an aggregate principal amount of US$70.0 million. The loan proceeds will be used for working capital purposes. This loan bears interest at a rate of LIBOR plus 1.13% payable quarterly in arrears. Principal on this loan is payable upon maturity in September 2016.

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

Issue Date	Outstanding Principal Amount as of December 31, 2013	Interest Rate	Amortization Schedule	Final Maturity
	(in millions of U.S. dollars)
December 2010	50.0	LIBOR + 2.47%	Semi-annual (1)	December 2017
January 2013	180.0	LIBOR + 1.10%	Semi-annual (2)	December 2022

____________________________

(1)   Amortization on this facility commences in December 2015.

(2)  Amortization on this facility commences in May 2013.

On December 3, 2012, the Brazilian federal government introduced changes to the regulations applicable to new export prepayment financings. These regulations allowed export prepayment financings for finance operations maturing in up to five years, which had previously been limited to a 360 day maximum.

Although export prepayment facilities have historically accounted for an important part of our financing strategy, as of December 31, 2013, they accounted for only 2.9% of our outstanding indebtedness.

Financing Agreements

In December 2012, Braskem Idesa entered into a common terms agreement with certain financial institutions to finance the development, design, construction and initial operation of the Mexico Complex. In connection with the common terms agreement, Braskem Idesa entered into eight separate financing agreements with Brazilian and international financial institutions and development banks in an aggregate principal amount of up to US$3.2 billion. In July 2013, Braskem Idesa received the initial disbursement of US$1,483.9 million (R$3,316.2 million) under these credit facilities and in November 2013, it received the second disbursement in the amount of US$546.9 million (R$1,246.1 million) under credit facilities. The financing consists of two tranches. The interest rates on the first tranche are fixed within a range of 4.33% to 6.17%. The interest rates on the second tranche are floating within a range of LIBOR plus 2.73% to LIBOR plus 4.65%. To reduce the interest rate risk, the second tranche is hedged through several swap agreements. Interest on both tranches is payable quarterly in arrears and principal is amortized quarterly. The final maturity date of these loans is February 15, 2029 with amortizations beginning in April 2016. Braskem Idesa used the proceeds from the first disbursement to repay indebtedness incurred to fund the Project Ethylene XXI before this disbursement, including the repayment of bridge loans with Braskem in the amount of US$648.8 million (R$1,449.8 million) and Idesa Group in the amount of US$216.3 million (R$483.3 million). For more information, see “Item 4. Information on the Company—Capital Expenditures—Joint Venture Projects—Project Ethylene XXI.”

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

The following table sets forth certain information with respect to the current members of our board of directors and their alternates:

Name	Member Since	Position Held	Age
Marcelo Bahia Odebrecht	July 25, 2008	President of the Board	45
Cláudio Melo Filho	October 3, 2005	Alternate	46
José Carlos Cosenza	June 12, 2012	Board Member	63
Antonio Aparecida de Oliveira	April 30, 2010	Alternate	53
Alfredo Lisboa Ribeiro Tellechea	April 15, 2009	Board Member	57
Luiz de Mendonça	April 27, 2012	Alternate	50
Alvaro Fernandes da Cunha Filho	November 6, 1997	Board Member	65
Paulo Oliveira Lacerda de Melo	April 27, 2012	Alternate	61
Marcela Aparecida Drehmer Andrade	August 27, 2013	Board Member	45
Mauro Motta Figueira	April 27, 2012	Alternate	42
Newton Sergio de Souza	August 15, 2001	Board Member	60
Mauricio Roberto de Carvalho Ferro	March 26, 2014	Alternate	47
Daniel Bezerra Villar	August 27, 2013	Alternate	42
Jairo Elias Flor	August 27, 2013	Alternate	50
Almir Guilherme Barbassa	April 30, 2010	Board Member	67
Gustavo Tardin Barbosa	February 28, 2012	Alternate	52
José Alcides Santoro Martins	April 27, 2012	Board Member	59
Arão Dias Tisser	July 25, 2008	Alternate	38
Patrick Horbach Fairon	August 13, 2012	Board Member	59
Andrea Damiani Maia	April 30, 2010	Alternate	42
Roberto Zurli Machado	April 27, 2012	Board Member	58
José de Freitas Mascarenhas	August 15, 2001	Alternate	72

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

Marcela Aparecida Drehmer Andrade. Ms. Drehmer was elected to our board of directors as a nominee of Odebrecht. She has served as one of our vice president executive officers, our chief financial officer and our director of investor relations from 2010 until June 2013. She has served as financial officer for Odebrecht S.A. since July 2013 and served as a member of the board of directors of Quattor, Quattor Química S.A. and Rio Polímeros S.A. in 2010, Borealis Brasil S.A. from 2005 to 2006, and Braskem Idesa SAPI from 2010 to 2013. Ms. Drehmer served as our financial officer from 2005 to 2010. She worked for our company in structured operations and financial operations from 2002 to 2005, and worked for OPP Petroquímica S.A. in the financial department where she was responsible for the structured operations and planning departments from 1994 to 1999, served directly under the vice president of investments of Odebrecht from 2001 to 2002. In 2000, Ms. Drehmer participated in Credit Suisse First Boston’s Corporate Finance Internship Program, in New York. Ms. Drehmer holds a bachelor’s degree in business administration from UNIFACS and an MBA in finance from IBMEC.

José Alcides Santoro Martins. Mr. Santoro Martins was elected to our board of directors as a nominee of Petrobras. He has served as chief gas and power officer at Petrobras since February 2012.  Mr. Santoro Martins has been at Petrobras for 34 years and has held various management positions, as well as serving on the board of directors of various of Petrobras’s subsidiaries. In addition, he served as managing director of Termobahia S.A., Termoceará Ltda. and Termomacaé Ltda. from September/October 2008 to March/April 2012 and administrative officer of Sociedade Fluminense de Energia Ltda. from August 2008 to December 2011.  Mr. Santoro Martins also served as technology director at the Center for Gas & Renewable Energy Technology—CTGAS-ER from February 2004 to May 2005 and director for oil, gas and biofuels at the Energy Research Company (Empresa de Pesquisa Energética), or EPE, from May 2005 to June 2006.  Mr. Santoro is currently chairman of the board of Transportadora Associada de Gás S.A. and a full member of the board of directors of Petrobras Gas S.A. and Petrobras Transportes S.A.  Mr. Santoro Martins has a bachelor’s degree in civil engineering from the University of São Paulo—USP.

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

Daniel Bezerra Villar. Mr. Villar was elected as an alternate member of our board of directors as a nominee of Odebrecht. Mr. Villar is a member of the Odebrecht Group since 1994 and since December 2013 has responsible for People and Organizations at Odebrecht S.A. Mr. Villar has a degree in Civil Engineering from Pontificia Unversidade Catolica do Rio de Janeiro in Brazil. At Construtora Norberto Odebrecht, the engineering branch within Odebrecht Group, he lead the company’s Southern Cone infrastructure market (Argentina, Uruguay, Paraguay and Bolivia) between 2006 and 2007 as well as the Libyan infrastructure market between 2008 and 2010. His international background also includes seven years in Peru and three years in Ecuador. He joined Odebrecht Realizações Imobiliárias in 2011 and is currently leading its Rio de Janeiro real estate market.

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

Jairo Elias Flor. Mr. Flor was elected as an alternate member of our board of directors as a nominee of Odebrecht. He is currently responsible for People & Organization at Odebrecht S.A., where he focuses on maintaining the entrepreneurial philosophy and all matters associated with human resources. He has 35 years of professional experience, 28 of which he has worked at Odebrecht, during which time he worked in the United States, Peru, Chile, Bolivia and Brazil in the areas of finance, planning, logistics, export and human resources. He earned a degree in business administration from the state university of Ponta Grossa and a degree in economics from Paranaense University in Umuarama, both in Brazil. He also completed a specialization in administration at Mackenzie University – São Paulo and earned an MBA in business management from IBMEC – Rio de Janeiro.

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

Andrea Damiani Maia de Andrade. Ms. Andrade was elected as an alternate member of our board of directors as a nominee of Petrobras. Ms. Andrade was elected as an alternate member of our board of directors as a nominee of Petrobras. She has been a lawyer at Petrobras since 2004. She has served as sectional manager of new business in Petrobras’ legal department, and she has served as legal manager for the petrochemicals business since 2012. Ms. Andrade holds a degree in law from USP and a postgraduate degree in competition law from FGV in Rio de Janeiro. She has also taken extension courses in natural gas contract negotiations at the University of Dundee in Scotland.

Mauricio Roberto de Carvalho Ferro. Mr. Ferro was elected as an alternate member of our board of directors as a nominee of Odebrecht. Mr. Ferro is currently an officer in the legal department of the Odebrecht S.A. Mr. Ferro served as an officer in Braskem from 2001 to 2013. He served as a member of the board of directors of Ipiranga Petroquímica, prior to its merger into Braskem, and Copesul, prior to its merger into Ipiranga Petroquímica. He was also the vice president of the board of directors of Politeno prior to our merger with Politeno, an alternate member of the board of directors of Petroflex Indústria e Comércio S.A., or Petroflex, until the sale of our interest in Petroflex in April 2008, and a member of the board of directors of Polialden until our merger with Polialden. He served as a lawyer at the law firm of Carlos Eduardo Paladini Cardoso in 1989 and as a lawyer at the law firm of Bulhões Pedreira, Bulhões Carvalho e Advogados Associados from 1991 until 1995. Mr. Ferro holds a law degree from the Pontifícia Universidade Católica do Rio de Janeiro and an LL.M. from the University of London and from the London School of Economics.

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

The following table lists the current members of our board of executive officers:

Name	Year of Appointment	Position Held	Age
Carlos José Fadigas de Souza Filho	2010	Chief Executive Officer	44
Mário Augusto da Silva	2013	Vice President Executive Officer, Chief Financial Officer and Director of Investor Relations	37
Gustavo Sampaio Valverde	2013	Vice President Executive Officer and General Counsel	40
Décio Fabricio Oddone da Costa	2010	Vice President Executive Officer of Investments	53
Edmundo José Correia Aires	2010	Vice President Executive Officer of Technology and Innovation	55
Luciano Nitrini Guidolin	2012	Vice President Executive Officer of Polyolefins, Project COMPERJ and Renewable Chemicals	41
Marcelo de Oliveira Cerqueira	2013	Vice President Executive Officer of Basic Petrochemicals Unit	48

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

Mário Augusto da Silva. Mr. Silva is currently our chief financial officer and investor relations officer and previously served in our strategic planning area from 2001 to 2005. He has also been responsible for the financial areas of Construtora Norberto Odebrecht, Odebrecht Óleo & Gás and, most recently, Odebrecht Infraestrutura – América Latina. He holds a bachelor’s degree in business administration from Universidade de Salvador, or UNIFACS, and an MBA from Harvard Business School.

Gustavo Sampaio Valverde. Mr. Valverde is currently our vice president of legal and corporate affairs and previously served as our vice president of legal and external affairs from 2011 to 2013, our legal director from 2009 to 2011 and senior in-house counsel to Braskem S.A. (OPP Química S.A.) from 2001 to 2002. Mr. Valverde also served as legal director at CBPO Ingeniería de Venezuela from 2007 to 2009, senior in-house counsel at Construtora Norberto Odebrecht from 2003 to 2007, and previously as an attorney at Costa, Mello & Cavalcanti Advogados from and in-house counsel at Meta Brasil Engenharia. He holds a bachelor’s degree in law from Universidade Federal da Bahia, a specialization in tax law and a master’s degree in law from Pontifícia Universidade Católica de São Paulo and a master’s degree in law from Columbia University.

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

Marcelo de Oliveira Cerqueira. Mr. Cerqueira is currently the vice president of our basic petrochemicals unit. Mr. Cerqueira previously served as head of our vinyls unit from 2010 until October 2013, as industrial vinyls director from 2009 until 2010 and as production manager of our PVC production unit in the State of Bahia from 2003 until 2008. Previously he worked at Trikem in various capacities, including production manager of the PVC unit in the State of Alagoas from 1997 until 2002. At Companhia Petroquímica Camaçari he worked with the production logistics, health, safety and the environment and procurement engineering areas from 1989 until 1996. He began his career at Companhia Alcoolquímica Nacional and COPERBO (now Lanxess), where he worked from 1987 until 1989. He holds a bachelor’s degree in chemical engineering from the University of Pernambuco and an MBA from FGV.

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

The following table lists the current members of our fiscal council and their alternates:

Name	First Year of Appointment
Ismael Campos de Abreu	2003
Afonso Celso Florentino (alternate)	2010
Manoel Mota Fonseca	2002
Ana Patricia Soares Nogueira (alternate)	2010
Aluízio da Rocha Coelho Neto	2010
Tatiana Macedo Costa Rego Tourinho (alternate)	2014
Maria Alice Ferreira Deschamps Cavalcanti	2011
Carlos Alberto Siqueira Gomes (alternate)	2011
Luiz Gonzaga do Monte Teixeira	2014
Miqueias Bezerra Simões (alternate)	2014

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

Luis Gonzaga do Monte Teixeira. Mr. Teixeira was elected as a member of our fiscal council as a nominee of Odebrecht. Mr. Gonzaga received bachelor’s degrees in Accounting Sciences and Business Administration from Faculdade Moraes Junior (Mackenzie). He joined Petrobras in 1975 and held various positions in the company's Accounting Department. Since September 2012, he has served as General Accounting Manager for Subsidiaries. Previously he was General Manager of Accounting Support from 2006 to 2012, Accounting Planning Manager from 2000 to 2005, and Head of the Cost and Managerial Accounting Division from 1996 to 2000. He is a member of the Audit Boards of companies in the Petrobras System since 2005, including PETROCOQUE S/A, COMPERJ companies, Cia. Integrada Textil de Pernambuco (CITEPE) and Petroquímica SUAPE.

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

Tatiana Macedo Costa Rego Tourinho. Mrs. Tourinho was elected as an alternate member of our fiscal council as a nominee of Odebrecht. Mrs. Tourinho has served since May 2007 as head of tax planning at CNO. From 2000 to 2007, she worked in the tax department of Vivo S/A as tax planning division manager. Previously she worked for two years at Arthur Andersen. Except for the position of alternate member on our audit board from 2010 to 2011, she has not served in the past and does not currently serve in management positions in any other publicly held corporation. She received a bachelor’s degree in public and private business administration from the Federal University of Bahia and an MBA in Management from IBMEC.

Miqueias Bezerra Simões. Mr. Simões was elected as an alternate member of our fiscal council as a nominee of Petrobras. Mr. Miquéias Bezerra das Neves Simões is currently regional sector manager of tax orientation at Petrobras (Pernambuco and Paraíba), a position he has held since 2002. Previously he was coordinator of tax orientation for pension plan contributions, sector manager of tax orientation for withheld federal taxes and pension plan taxes, and sector manager of tax foreclosure for Petrobras’ northeast refinery. He served as an alternate member on the audit board of Companhia Pernambucana de Gás (COPERGAS). He holds a bachelor’s degree in accounting from the Federal University of Paraíba, a law degree from Veiga de Almeida University and a graduate degree in tax management from Pontifical Catholic University of Rio de Janeiro (PUC-RJ).

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

Finance and Investments Committee

Our Finance and Investments Committee meets quarterly and has the following duties: (1) to evaluate new policies relating to financial management, insurance and guarantees and analyze existing policies, (2) to evaluate new risk management policies and analyze existing policies, (3) to analyze opportunities related to financing and investment transactions that may improve our capital structure, and (4) to analyze transactions approved by our board of directors that involve parties related to our company. Our Finance and Investments Committee is currently composed of  Marcela Aparecida Drehmer Andrade, Almir Guilherme Barbassa, Mauro Motta Figueira and Roberto Zurli Machado.

Personnel and Corporate Issues Committee

Our Personnel and Corporate Issues Committee meets quarterly and has the following duties: (1) to evaluate new policies and review existing policies relating to personnel matters and organizational issues, (2) to analyze processes relating to identification, training, development and succession of executives for or in strategic positions, (3) to analyze processes relating to the determination of fixed and variable compensation for executives in strategic positions, (4) to analyze issues relating to compliance with our Code of Conduct, and (5) to evaluate new policies and review existing policies relating the maintenance and strengthening of our corporate culture. Our Personnel and Corporate Issues Committee is currently composed of José Carlos Cosenza, Daniel Bezerra Villar, Álvaro Fernandes da Cunha Filho and Jairo Elias Flor.

Strategy and Communication Committee

Our Strategy and Communication Committee meets at least twice a year and has the following duties: (1) to evaluate determinations relating to the foundation of our business plan, (2) to evaluate the business direction being pursued to achieve objectives defined by our board of directors, (3) to evaluate new policies and review existing policies relating to the capital markets and social responsibility, (4) to evaluate the image of our company projected to and perceived in the market and make recommendations to our board of directors to maintain or to redefine our social communications programs, and (5) to analyze guidelines and protocols for our business planning and execution cycle. Our Strategy and Communication Committee is currently composed of Newton Sérgio de Souza, Alfredo Lisboa Ribeiro Tellechea, José Alcides Santoro Martins and Patrick Horbach Fairon.

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

Compensation and Benefits

The aggregate compensation paid by us to all members of our board of directors, board of executive officers and our fiscal council for services in all capacities was approximately R$25.3 million in 2013. On March 26, 2014, our shareholders (acting in the annual general meeting) will establish the compensation for our board of directors, our board of executive officers and the member of our fiscal council for the year 2014.

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

Long-Term Incentive Plan

On September 26, 2005, we adopted a long-term incentive plan. Under the terms of this plan, we issued investment units, each having an economic value equivalent to the economic value of one class A preferred share of our company, to our executive officers, senior management and other employees involved in our strategic programs, which the plan refers to as our business partners.

Our board of directors adopted an annual program for the 2007 and 2008 fiscal years but has not adopted programs in subsequent years. Under these annual plans, the value of shares held by members of our board of executive officers on December 31, 2013 was R$9.3 million. This long-term incentive plan is no longer being offered. Currently we are manage the remaining balances and rights relating to prior year programs.

Corporate Governance Practices

The significant differences between our corporate governance practices and the standards of the NYSE are described in “Item 16G. Corporate Governance.”

Share Ownership of Directors and Officers

As of April 14, 2014, no member of Braskem’s board of directors or executive officer owned more than 0.1% of Braskem’s share capital. All shares owned by our directors and executive officers were purchased at market prices through the BM&FBOVESPA.

Employees

The following table sets forth the number of our employees by geographic location at the dates indicated.

Number of Employees by Geographic Location	2013	2012	2011
State of Bahia	1,811	1,858	1,862
State of Rio Grande do Sul	1,781	1,787	1,762
State of São Paulo	2,109	1,846	1,821
State of Alagoas	535	523	514
State of Rio de Janeiro	493	474	461
Other Brazilian states	13	14	14
Brazil	6,742	6,502	6,434
United States	624	595	543
Germany	168	147	100
Mexico	524	81	46
Other countries	38	40	41
Total	8,096	7,365	7,164

We do not employ a material number of temporary employees.

Employees in Brazil

In Brazil, both employees and employers have the right to organize unions. Employees belonging to a specific “professional category” and employers constituting a specific “economic category” may each be represented by a single union in a particular geographic area. Individual unions generally belong to state-wide union federations, which in turn belong to nationwide union confederations. We are a member of the Petrochemicals and Synthetic Resins Industries Union of the States of Bahia, Alagoas, Rio Grande do Sul and São Paulo, and our employees belong to the Petrochemicals Industries Workers’ Unions in each of these states. As of December 31, 2013, approximately 22.4% of our employees in Brazil were union members. We believe that we have good ongoing relations with our employees and their unions. We have not experienced a strike in Brazil since Trikem was privatized in 1995. The current collective bargaining agreements with our unions have one-year to two year terms and are subject to annual renegotiation. We have traditionally applied the terms of bargaining agreements entered into with the unions equally to unionized and non-unionized employees.

Post-Employment Benefits in Brazil

ODEPREV Defined Contribution Plan

The majority of our employees participate in the Odebrecht Pension Plan (Odebrecht Previdência), or ODEPREV. We pay part of the monthly payments made by our employees to ODEPREV. This pension fund is a defined contribution plan that pays pension and retirement amounts that supplement those paid by the Brazilian government’s pension system and is intended to provide its members with income upon retirement. In 2013, we paid R$19.7 million into this fund.

Petros Copesul Defined Benefit Plan

As a result of our merger with Copesul, we became the sponsor of the Petros Copesul plan. On September 28, 2012, PREVIC approved the withdrawal of sponsorship of this plan by Braskem. The payment of the mathematical reserves of participants is expected to be made in 2014 and, for this reason, the provisioned amount of R$158,122 is recorded under current liabilities.

Petros PQU Defined Benefit Plan

With the acquisition of Quattor (in April 2010), we assumed the liabilities of Petros PQU.  On August 6, 2012, PREVIC approved the sponsorship withdrawal process, which had been requested on September 30, 2009. The payment of the reserves to participants is expected to be made in 2014. This plan currently has a surplus  and consequently no provision has been made.

Other Benefits in Brazil

Our employees in Brazil and their dependents receive medical and dental assistance through a network of accredited doctors. We pay most of the costs for these services, with a small portion being paid by our employees. A small monthly fee is also charged to our employees to pay for more costly medical services. In 2013, we spent
R$52.6 million on this assistance.

Employees in the United States

The employees of Braskem America are not represented by any union, other than employees of Braskem America’s Neal, West Virginia plant. As of December 31, 2013, approximately 56.0% of the employees of this plant were represented by the United Steel, Paper & Forestry, Rubber, Manufacturing, Energy Allied-Industrial & Service Workers International Union. The collective bargaining agreement with this union expires in May 2015.

Post-Employment Benefits in the United States

We offer a 401(k) retirement plan that, as of December 31, 2013, had 51 active participants, compared to 54 participants in 2012. The company made a cash contribution to the plan of $560,000 in 2013. There were no participant contributions in 2013.

Other Benefits in the United States

Braskem America offers its employees the ability to participate in a variety of health and welfare benefit plans, including medical, dental vision, life and disability coverage.

Employees in Germany

The employees of Braskem Europe are not represented by any union, other than certain employees in our Schkopau plant. As of December 31, 2013, approximately 78.0% of the employees of this plant were represented by IG BCE Ost.

In October 2011, the obligations of Dow under German pension plans were assumed by Braskem Europe as a result of the Dow Polypropylene Acquisition. As of December 31, 2013, 95 of our employees were active participants in this plan. In 2013, Braskem Europe and participants did not make any contributions to the defined benefit plan. As of December 31, 2013, the balance of the fair value of the plan’s assets was composed solely of contributions made by participants. In 2013, Braskem Europe implemented a new defined contribution pension plan. In 2013 the new pension plan had 36 participants.

Other Benefits in Germany

Braskem Europe offers its employees the ability to participate in benefit plans, including pension, life and disability coverage.

Employees in Mexico

Post-Employment Benefits in Mexico

Braskem Idesa employees are granted a government retirement benefit plan when they retire or reach retirement age. On December 31, 2013, this government retirement plan had 203 active participants.

Other Benefits in Mexico

Braskem Mexico offers its employees the ability to participate in benefit plans, including a savings plan, food plan, life insurance and health insurance.

Performance-Based Employee Compensation Plan

We have adopted and applied a personnel management philosophy which emphasizes a performance related pay structure and a decentralized management structure. Employees in each of our business units participate in setting and achieving their business unit’s annual objectives. As a result, employees in those business units that meet or exceed their goals share in our financial performance through performance-based employee compensation plans. During 2013, we recorded an expense of R$169.02 million related to this program with respect to approximately 8,096  employees, including our executive officers. The members of our board of directors do not participate in this program.

ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

Major Shareholders

As of April 14, 2014, we had outstanding share capital of R$8,043,222,080.50 equal to 797,265,348 total shares consisting of 451,668,652 common shares, 345,002,878 class A preferred shares and 593,818 class B preferred shares. As of April 14, 2014, all of our authorized shares were issued and outstanding, other than 1,154,758 class A preferred shares held in treasury. All of our share capital is fully paid. All of our shares are without par value.

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

The following table sets forth information concerning the ownership of our common shares and class A preferred shares as of April 3, 2014 by each person whom we know to be the owner of more than 5.0% of our common shares and our class A preferred shares, and by all of our directors and executive officers as a group. Our principal shareholders have the same voting rights with respect to each class of our shares that they own as other holders of shares of that class.

	Common Shares		Class A Preferred Shares		Total
	Number of Shares	%	Number of Shares	%	Number of Shares	%
Odebrecht(1)	226,334,623	50.1	79,182,498	23.0	305,517,121	38.3
Petrobras	212,426,951	47.0	75,550,823	21.9	287,977,774	36.1
BNDESPAR	—	—	40,102,837	11.6	40,102,837	5.0
All directors, fiscal council members, their alternates and executive officers as a group (39 persons)	100	*	77,626	*	77,626	*

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

Related Party Transactions

The following summarizes the material transactions that we have engaged in with our principal shareholders and their affiliates since January 1, 2013.

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

In September 2012, we entered into an Alliance EPC contract with Ethylene XXI Contractors, S.A.P.I. de C.V. and Etileno XXI Services B.V., as contractors, and Technip and ICA Flour for the construction of Project Ethylene XXI.  Each contractor consists of a joint venture among Odebrecht Industrial Engineering B.V., ICA Fluor Petroquímica, S.A. de C.V. and Technip Italy S.p.A. Payments under the EPC contract are made on a “cost-plus” basis, in which Braskem Idesa reimburses costs of the contractors and pays a profit margin. Payments of costs are made prior to the beginning of each month based on an estimate of costs expected to be incurred during that month and are reconciled with costs actually incurred in the following month, and payments of the profit margin are made based on the achievement of milestones defined under the contract. Any cost overrun will be borne equally between Braskem Idesa and the contractors and any cost savings will be shared equally by Braskem Idesa and the contractors, in each case up to a maximum amount as calculated pursuant to the EPC contract. The contract provides for a guaranteed completion date of June 30, 2015 for the Mexico Complex and contains certain other performance guarantees and provisions for damages in case completion does not occur on or prior to the scheduled completion date.

The aggregate amount of services we purchased under these Alliance Agreements in 2013 was R$284.4 million. We had accounts payable to companies in the Odebrecht Group of R$533.5 million as of December 31, 2013.

In December 2012, we sold all of our shares of Braskem Distribuidora, which owned our water treatment unit, and Cetrel, to Odebrecht Ambiental, a subsidiary of Odebrecht, for an aggregate principal amount of R$652 million, to be adjusted pursuant to the net cash position on December 28, 2012. The sale was for: (1) all of our shares in Braskem Distribuidora, equivalent to 100% of the total and voting capital of Braskem Distribuidora, which owned the assets related to the water treatment unit located at the Camaçari petrochemical complex (owned by Braskem Distribuidora), which is responsible for producing demineralized, clear and drinkable water, as well as for managing the fire water reservoir, and (2) all our shares in Cetrel, equivalent to 54.2% of the total and voting capital of Cetrel, which is responsible, among other things, for the treatment and final disposal of industrial effluents and waste, as well as for environmentally monitoring the Camaçari petrochemical complex. The supply of industrial water and the treatment and disposal of industrial effluents and waste are guaranteed to Braskem through contracts entered into with Braskem Distribuidora (currently Distribuidora de Águas Camaçari) and Cetrel, respectively.

In July 2013, we acquired 2,000 shares, or 20%, of the capital of Odebrecht Comercializadora de Energia. See “Item 4—Information on the Company—Acquisition of Interest in Odebrecht Comercializadora de Energia S.A.”

On December 31, 2013, we entered into a share purchase agreement relating to all of our shares of Distribuidora de Água Triunfo S.A., or DAT, which represented all of its outstanding shares, for an aggregate principal amount of R$315.0 million. See “Item 4—Information on the Company—Sale of Southern Complex Water Treatment Assets.”

Petrobras

Commercial Transactions with Petrobras

We have entered into the following supply contracts with Petrobras:

•      A Petrochemical Naphtha Purchase and Sale Contract that we and Petrobras entered into in 2009. See “Item 4—Information on the Company—Supply Contracts and Pricing of the Basic Petrochemicals Unit—Supply Contracts with Petrobras” for more information.

•      A Petrochemical Naphtha Purchase and Sale Contract that we and Petrobras entered into in May 2006. See “Item 4—Information on the Company—Supply Contracts and Pricing of the Basic Petrochemicals Unit—Supply Contracts with Petrobras” for more information.

•      An ethane and propane supply agreement that RioPol and Petrobras entered into in December 2000. See “Item 4—Information on the Company—Supply Contracts and Pricing of the Basic Petrochemicals Unit—Ethane and Propane” for more information.

•      An agreement for the purchase and sale of a chain of light refinery hydrocarbons, that Quattor Química (currently known as Braskem Qpar) and Petrobras entered into in January 2005. See “Item 4—Information on the Company—Supply Contracts and Pricing of the Basic Petrochemicals Unit—Light Refinery Hydrocarbons” for more information.

•      Two five-year propylene supply contracts that we and REFAP, a subsidiary of Petrobras, entered into in March 2007, a subsidiary of Petrobras. See “Item 4—Information on the Company—Raw Materials of Our Polyolefins Unit—Propylene Contracts with Petrobras and its Subsidiaries” for more information.

•      A 20-year propylene supply contract we and Petrobras entered into in May 2008 for our Paulínia plant. See “Item 4—Information on the Company—Raw Materials of Our Polyolefins Unit—Propylene Contracts with Petrobras and its Subsidiaries” for more information.

•      Five propylene supply agreements that Braskem Petroquímica (formerly known as Quattor Petroquímica) and Petrobras entered into between May 2001 and February 2006. See “Item 4—Information on the Company—Raw Materials of Our Polyolefins Unit—Propylene Contracts with Petrobras and its Subsidiaries” for more information.

•      A three-year caustic soda supply contract that we Petrobras entered into January 2012, under which we will supply approximately 68,000 tons of caustic soda for use by Petrobras’ Brazilian refineries. This contract expires in January 2015.

We purchased raw materials from Petrobras and its subsidiaries of R$15,980.0 million in 2013 and sold products to Petrobras  and its subsidiaries of R$1,369.9 million in 2013. We had accounts payable to Petrobras and its subsidiaries in an aggregate amount of R$1,833.0 million at 2013, and we had accounts receivable from Petrobras and its subsidiaries in an aggregate amount of R$187.3 million as of December 31, 2013.

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

Our Jointly Controlled Companies and Associated Companies

Borealis Brasil S.A.

We sell polypropylene and polyethylene to Borealis in which we have a 20.0% interest. We recorded net sales to Borealis of R$291.8 million in 2013. We account for Borealis under the equity method of accounting. We had accounts receivable from Borealis of R$11.6 million as of December 31, 2013.

Refinaria de Petróleo Rio-grandense S.A.

We own directly 33.2% of the voting and total share capital of RPR. As of January 1, 2012, we have valued this investment using the equity method, which was proportionally consolidated prior to that date. We sell condensate to RPR and purchase naphtha from RPR. In 2013, we recorded sales to RPR of R$18.8 million and purchases from RPR of R$39.6 million.

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

Tax Proceedings

We are engaged in several legal proceedings with Brazilian tax authorities for which we have established provisions in an aggregate amount of R$227.0 million as of December 31, 2013. In addition, there are currently certain legal proceedings pending in which we are involved for which we have not established provisions. If any of these legal proceedings were decided adversely to us, we do not believe that our results of operations, cash flows or financial condition would be materially and adversely affected.

IR/CSLL Tax Assessment Notices

In 2007, tax assessment notices were issued by the Federal Brazilian Revenue Service against Braskem Petroquímica claiming unpaid income tax and CSLL in connection with foreign exchange variation in foreign subsidiary investment accounts in 2002. As of December 31, 2013, the amount in dispute of these claims was approximately R$114.4 million. We challenged these assessment notices in the administrative court because we believe that there are reasonable grounds on which we can successfully defend against these assessments. We believe that a loss in this claim is possible. As of December 31, 2013, we have established related provisions in the amount of R$32.3 million.

In November and December 2013, tax assessment notices were issued by the Federal Brazilian Revenue Service against us claiming that the amortization of the goodwill recorded in 2002 in connection with the purchase of shares of certain companies in connection with the formation of Braskem was not deductible for purposes of calculating our income tax and social contribution. The amount claimed is R$650.0 million, including interest and fines. The tax assessment also reduced the income tax and social contribution losses in R$483.5 million and R$497.7 million, respectively. We challenged these assessment notices because we believe that these claims are based on a misinterpretation of both the applicable law and facts by the tax authorities and that the statute of limitations has expired. We believe that a loss in this claim is possible and have made no provision with respect to this claim.

In December 2013, tax assessment notices were issued by the Federal Brazilian Revenue Service against us claiming that the interest expenses and exchange variation losses recorded by Braskem relating to indebtedness of Ipiranga Petroquímica S.A. was not deductible for purposes of calculating our income tax and social contribution. This notice asserts that our income tax and social contribution losses for year the 2008 in the amount of R$169.1 million were invalid. We challenged this assessment because we believe that the assumption of Ipiranga Petroquímica debt instruments had strong business purposes. We believe that a loss in this claim is possible and have made no provision with respect to this claim.

ICMS Tax Assessment Notice

In December 2010, 2011 and 2012, tax assessment notices were issued by the internal revenue department of the State of Bahia against Braskem claiming unpaid ICMS taxes in the amount of R$513.5 million, retrospectively revised by inflation and the benchmark rate, in connection with several alleged violations of certain provisions of the ICMS tax legislation, including, among others: (1) the failure to account for certain tax credits in the amount of R$387.2 million granted in connection with the purchase of goods that we subsequently sold on a reduced tax basis; (2) the failure to adhere to certain ancillary obligations under the ICMS tax legislation; and (3) the transfer of goods below the cost of production. We challenged these assessment notices in the administrative court because we believe that there are reasonable grounds on which we can successfully defend against these assessments. We believe that a loss in the claim described in item (1) is remote and that losses in claims described in items (2) and (3) above are possible. As of December 31, 2013, we have not recognized any provision with respect to these claims.

In addition, the internal revenue department of the State of Bahia has repeatedly issued tax assessment notices claiming other unpaid ICMS taxes. The subject matter of the tax assessments include, among others: (1) inappropriately claiming ICMS credits for the acquisition of assets; (2) the transfer of goods at prices below production cost; (3) failure to ship goods; (4) lack of evidence that the company exported goods; (5) failure to register invoices; and (6) claiming ICMS credits on transportation services without providing adequate evidence. As of December 31, 2013, the amount in dispute of these claims was approximately R$126.2 million. We challenged these assessment notices in the administrative court because we believe that there are reasonable grounds on which we can successfully defend against these assessments. We believe that a loss in this claim is possible. As of December 31, 2013, we have not recognized any provision with respect to this claim.

From 1999 to 2009, the internal revenue department of the States of Alagoas, São Paulo and Bahia issued tax assessment notices claiming unpaid ICMS taxes in the aggregate amount of R$509.3 million. The subject matter of the tax assessments include, among others: (1) inappropriately claiming ICMS credits for the acquisition of goods that the internal revenue department considers for use and consumption; (2) inappropriately claiming ICMS credits for the acquisition of assets not related to production; (3) failure to pay taxes on the sale of products subject to tax substitution; and (4) failure to register invoices. We challenged these assessment notices in the administrative court because we believe that there are reasonable grounds on which we can successfully defend against these assessments. We believe that a loss in this claim is possible. As of December 31, 2013, we have not recognized any provision with respect to this claim.

In 2009, tax assessment notices were issued by the internal revenue department of the State of São Paulo against Braskem Qpar claiming unpaid ICMS taxes in connection with several alleged violations of certain provisions of the ICMS tax legislation, including (1) inappropriately claiming ICMS credits for the acquisition of assets between February 2004 and January 2008 and (2) failure to register invoices. As of December 31, 2013, the amount in dispute of these claims was approximately R$373.0 million. We challenged these assessment notices in the administrative court because we believe that there are reasonable grounds on which we can successfully defend against these assessments. We believe that a loss in this claim is possible. As of December 31, 2013, we have established related provisions in the amount of R$86.2 million.

In addition, the internal revenue department of the State of São Paulo against Braskem Qpar has repeatedly issued tax assessment notices claiming other unpaid ICMS taxes. The subject matter of the tax assessments include, among others (1) inappropriately claiming ICMS credits between 2004 and 2005, and (2) failure to pay taxes on the sale of certain intrastate sale operations between 2002 and 2004.  In 2013, we paid the claims related to item (2) above, in the amount of R$47.7 million in connection with an installment payment program implemented by the state of São Paulo. The assessment described in item (1), in the amount R$28.6 million, remains under dispute. We believe that there are reasonable grounds on which we can successfully defend against this assessment. We believe that a loss in this claim is possible. We have established provisions in the amount of R$11.4 million.

PIS and COFINS Non-Cumulative Tax Assessment Notice

We received assessment notices from the federal internal revenue department alleging that we had inappropriately claimed certain PIS and COFINS credits in relation to: (1) wastewater treatment, (2) charges for electricity transmission, (3) freight related to the storage of finished goods and (4) credits claimed at inappropriate times, relating to the acquisition of fixed assets between 2006 and 2011. As of December 31, 2013, the amount in dispute of these claims was approximately R$712.0 million. We challenged these assessment notices in an administrative court because we believe that there are reasonable grounds on which we can successfully defend against these assessments. We believe that a loss on these claims is possible. As of December 31, 2013, we have not recognized any provision with respect thereto.

PIS and COFINS Tax Assessment Notice

Braskem Petroquímica is involved in several judicial and administrative proceedings related to the payment of PIS and COFINS, including (1) unpaid COFINS from March 1999 to December 2000, February 2001 to March 2002, May 2002 to July 2002 and during September 2002, (2) inappropriately claimed credits due to the additional 1% in the COFINS rate and PIS Decree-Law No. 2,445 and 2,449, and (3) an omission in the base revenue resulting from exchange gains earned due to successive reductions of our associated capital. As of December 31, 2013, the amount in dispute of these claims was approximately R$73.3 million. We challenged these assessment notices in an administrative court because we believe that there are reasonable grounds on which we can successfully defend against these assessments. We believe that a loss on these claims is possible. As of December 31, 2013, we have established related provisions in the amount of R$35.6 million.

Other Tax Proceedings

We and our affiliates are involved in several other judicial and administrative proceedings regarding withholding taxes, corporate income taxes (Imposto de Renda da Pessoa Jurídica), the COFINS, IPI, the tax on financial transactions (Imposto Sobre Operações Financeiras), monetary adjustments, the PIS and other issues related to tax matters. As of December 31, 2013, the amounts in material disputes relating to COFINS was approximately R$342.0 million and the amount in material disputes relating IPI was approximately R$111.0 million. We believe that a loss in this claim is possible. As of December 31, 2013, we have not recognized any provision with respect thereto.

In December 2013, we received a deficiency notice from the Brazilian federal tax authority claiming that the amortization of the goodwill recorded in 2002 and 2003 in connection with the purchase of shares of our then subsidiaries as part of the formation of our company was not deductible for purposes of calculating our income tax and social contribution on net profits. The amount under discussion is R$465.0 million, including interest and fines. We believe that this tax assessment is based on a misinterpretation of both the applicable law and facts by the tax authorities and that the statute of limitations for this claim has expired. We intend to vigorously defend ourselves against this claim. We believe that the chances of success are more likely than not and have made no provision with respect to this claim.

In December 2013, we received a deficiency notice from the Brazilian federal tax authority claiming that the tax losses offset in the taxable year ended September 30, 2008 by Ipiranga Petroquímica S.A. (which merged with and into Braskem on September 30, 2008) were in excess of the limitation of 30% of the taxable profits of a given year, as imposed by Brazilian tax law. The amount under discussion is R$278.6 million, including interest and fines. We believe that the 30% limitation is not applicable in the event of the merger of the taxpayer and that the statute of limitations for this claim has expired. We intend to vigorously defend ourselves against this claim. We believe that chances of success are more likely than not and have made no provision with respect to this claim.

In December 2013, we received a deficiency notice from the Brazilian federal tax authority claiming that the interest expenses and exchange variation losses recorded by Braskem relating to the indebtedness of Ipiranga Petroquímica prior to its merger with and into Braskem were not deductible for purposes of calculating our income tax and social contribution on net profits. Consequently, the deficiency notice alleges that the amount of R$169.1 million was not tax deductible, which would have reduced our tax losses for 2008 by the same amount. Given that our losses for 2008 were higher than R$169.1 million, no taxes, interest or fines were claimed in the deficiency notice. As we believe that this tax assessment does not have a sound legal basis, we intend to vigorously defend ourselves against this claim. We believe that chances of success are more likely than not and have made no provision with respect to this claim.

Labor Proceedings

Overtime Claims

In late September 2010, we received notice that a lawsuit had been commenced against our company by the Petrochemical Industry Workers’ Union of Triunfo (Sindicato dos Trabalhadores das Indústrias Petroquímicas de Triunfo) alleging that we had violated an agreement regarding payment of overtime at our Triunfo basic petrochemicals plant. The suit claims damages of R$311.[?] million, retrospectively revised by inflation and the benchmark rate. We have presented our defense to the court and have received a partial decision in our favor that reduced the damage to R$79.[?] million. The remaining claims are currently being reviewed by the higher labor court and we believe that the likelihood of loss in this suit is possible.

The Petrochemical Industry Workers’ Union of Triunfo filed similar claims in the second quarter of 2005 claiming overtime payment in the amount of R$806.7 million. These suits are pending. We believe the chances of loss are remote in regards to R$759.4 million of the alleged claims and are possible in regards to the remaining R$39.3 million and are probable in regards to R$7.9 million.

Employment and Occupational Health and Safety Proceedings

As of December 31, 2013, we were involved in approximately 1,961 employment and occupational health and safety proceedings as to which the total amount claimed was approximately R$819.9 million. We have established a provision for these claims in an aggregate amount of R$125.9 million as of December 31, 2013. We do not believe that these proceedings will have a material adverse effect on our business, financial condition or operations.

Social Security

As of December 31, 2013, we were involved in approximately 50 social security proceedings as to which the aggregate amount claimed was approximately R$137.0 million. We believe that our chance of loss is possible and therefore have not established a provision for these claims.

Other Proceedings

As of December 31, 2013, we were a defendant in two civil suits filed by a former caustic soda distributor, its controlling shareholder and a former transporter for breach of a caustic soda distribution agreement. The damages claimed in these suits totaled R$100.5 million as of December 31, 2013. These suits are pending and we believe that our chance of loss is possible in these suits.

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

On April 9, 2014, our shareholders approved a dividend payment of R$0.61 per share and R$1.21 per ADR with respect to the fiscal year 2013. The payment of dividends is expected to begin on April 23, 2014.

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

•         an unrealized profit reserve described under “—Mandatory Distributions” below; and

•         a tax incentive investment reserve, included in our capital reserve accounts, in the amount of the reduction in our income tax obligations due to government tax incentive programs. See note 29(c) of our consolidated financial statements elsewhere in this annual report.

Allocations to each of these reserves (other than the legal reserve) are subject to approval by our common shareholders voting at our annual shareholders’ meeting.

Legal Reserve Account

Under the Brazilian Corporation Law and our by-laws, we must allocate 5% of our net profits for each fiscal year to our legal reserve until the aggregate amount of our legal reserve equals 20% of our paid-in capital. However, we are not required to make any allocations to our legal reserve in a fiscal year in which our legal reserve, when added to our other reserves, exceeds 30% of our shareholders’ equity. As of December 31, 2013, we had a balance of R$26.9 million in our legal reserve account.

Dividend Preference of Preferred Shares

Under our by-laws, our preferred shareholders are entitled to a Minimum Preferred Dividend, equal to 6% of the book value of such shares, before dividends may be paid to our common shareholders. Distributions of dividends in any year are made:

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

On December 21, 1998, ADSs representing our class A preferred shares began trading on the NYSE. Our ADSs are traded under the symbol “BAK”. On December 31, 2013, there were 17,095,872 ADSs outstanding, representing 34,191,744 class A preferred shares, or 9.9% of our outstanding class A preferred shares. Each ADS represents two class A preferred shares.

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

	BM&FBOVESPA		NYSE
	Closing Price per
	Class A Preferred Share		Closing Price per ADS
	High	Low	High	Low
	(in reais)		(in dollars)

2009	R$ 14.72	R$ 4.41	US$ 16.73	US$ 3.73
2010	19.85	9.74	24.62	10.77
2011	25.00	12.80	32.15	13.91
2012	16.60	10.48	18.58	10.54
2013	21.18	13.32	18.40	13.34
	BM&FBOVESPA		NYSE
	Closing Price per
	Class A Preferred Share		Closing Price per ADS
	High	Low	High	Low
	(in reais)		(in dollars)

2012
First Quarter	R$ 15.73	R$ 12.33	US$ 18.58	US$ 13.49
Second Quarter	14.50	10.48	16.01	10.54
Third Quarter	16.60	11.25	16.50	11.06
Fourth Quarter	14.60	12.79	14.36	12.43
2013
First Quarter	15.31	13.32	15.51	13.34
Second Quarter	17.40	13.60	17.65	13.61
Third Quarter	18.63	15.78	16.82	13.91
Fourth Quarter	21.18	17.90	18.40	16.27
2014
First Quarter	15.05	20.61	12.75	17.41

Most Recent Six Months
September 2013	18.63	17.57	16.82	15.20
October 2013	20.14	17.90	18.40	16.27
November 2013	21.18	19.30	18.39	16.81
December 2013	21.05	19.58	18.03	16.66
January 2014	20.61	18.50	17.41	15.15
February 2014	19.47	16.15	16.22	13.70
March 2014	15.05	17.79	12.75	15.62
April 2014 (through April 10)	16.95	15.76	15.72	14.90

_________________________________
Source: Economática Ltda/Bloomberg

On April 2014, the closing sales price of:

•         our class A preferred shares on the BM&FBOVESPA was R$15.76 per share;

•         our class A preferred shares on the LATIBEX was €5.43 per share; and

•         the ADSs on the NYSE was US$14.90 per ADS.

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

Trading on the BM&FBOVESPA

Overview of the BM&FBOVESPA

In 2000, the Bolsa de Valores de São Paulo S.A. – BVSP (the São Paulo Stock Exchange), or the BM&FBOVESPA, was reorganized through the execution of memoranda of understanding by the Brazilian stock exchanges. Following this reorganization, the BM&FBOVESPA was a non-profit entity owned by its member brokerage firms and trading on the BM&FBOVESPA was limited to these member brokerage firms and a limited number of authorized nonmembers. Under the memoranda, all securities are now traded only on the BM&FBOVESPA, with the exception of electronically traded public debt securities and privatization auctions, which are traded on the Rio de Janeiro Stock Exchange.

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

ITEM 10. ADDITIONAL INFORMATION

General

As of April 14, 2014, we had outstanding share capital of R$8,043,222,080.50, equal to 797,265,348 total shares consisting of 451,668,652 common shares, 345,002,878 class A preferred shares and 593,818 class B preferred shares, including 1,154,758 class A preferred shares held in treasury. All of our share capital is fully paid. All of our shares are without par value. Under the Brazilian Corporation Law, the aggregate number of our non-voting and limited voting class A and class B preferred shares may not exceed two-thirds of our total outstanding share capital.

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

Board of Directors

Under the Brazilian Corporation Law, any matters subject to the approval of our board of directors can be approved by a simple majority of votes of the members present at a duly convened meeting, unless our by-laws otherwise specify. Under our by-laws, our board of directors may only deliberate if a majority of its members are present at a duly convened meeting. Any resolutions of our board of directors may be approved by the affirmative vote of a majority of the members present at the meeting, subject to veto rights of Petrobras, over resolutions of our board of directors relating to certain matters under the Petrobras Shareholders’ Agreement. See “Item 7. Major Shareholders and Related Party Transactions—Major Shareholders—Shareholders Agreements—Petrobras Shareholders’ Agreement.” The majority of the members of our board of directors are elected by the Odebrecht Group. In addition, any director appointed by a shareholder pursuant to a shareholders agreement is bound by the terms of such agreement. See “Item 7. Major Shareholders and Related Party Transactions—Major Shareholders—Shareholders Agreements.” The majority of the members of our board of directors are elected by the Odebrecht Group. In addition, any director appointed by a shareholder pursuant to a shareholders agreement is bound by the terms of such agreement. See “Item 7. Major Shareholders and Related Party Transactions—Major Shareholders—Shareholders Agreements. The members of our board of directors are elected at general meetings of shareholders for concurrent two-year terms. Our by-laws do not require the members of our board of directors to be a resident in Brazil or a shareholder of our company. The Brazilian Corporation Law requires each of our executive officers to be residents of Brazil. Under our by-laws, our common shareholders approve the aggregate compensation payable to our directors, executive officers and members of our fiscal council. Subject to this approval, our board of directors establishes the compensation of its members and of our executive officers. See “Item 6. Directors, Senior Management and Employees—Compensation.” Neither the Brazilian Corporation Law nor our by-laws establish any mandatory retirement age for our directors or executive officers.

Share Capital

Under the Brazilian Corporation Law, the number of issued and outstanding non-voting shares or shares with limited voting rights, such as our class A preferred shares and class B preferred shares, may not exceed two-thirds of total outstanding share capital. Each of our common shares entitles its holder to one vote at our annual and extraordinary shareholders’ meetings. Holders of our common shares are not entitled to any preference in respect of our dividends or other distributions or otherwise in case of our liquidation.Our class A preferred shares and class B preferred shares are non-voting, except in limited circumstances, and have priority over our common shares in the case of our liquidation. See “—Voting Rights” for information regarding the voting rights of our preferred shares, “—Liquidation” for information regarding the liquidation preferences of our preferred shares, and “Item 8. Financial Information—Dividends and Dividend Policy—Calculation of Adjusted Net Profits” and “Item 8. Financial Information—Dividends and Dividend Policy—Dividend Preference of Preferred Shares” for information regarding the distribution preferences of our preferred shares.

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

Voting Rights

Under the Brazilian Corporation Law and our by-laws, each of our common shares entitles its holder to one vote at our shareholders’ meetings. Our preferred shares generally do not confer voting rights, except in the limited circumstances. We may not restrain or deny any voting rights without the consent of the majority of the shares affected. Whenever the shares of any class of share capital are entitled to vote, each share is entitled to one vote.

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

Disclosures of Share Ownership

Brazilian regulations require that (1) each of our controlling shareholders, directly or indirectly, (2) shareholders who have elected members of our board of directors, and (3) any person or group of persons representing a person that has directly or indirectly acquired or sold an interest corresponding to at least 5% of the total number of our shares of any type or class to disclose its or their share ownership or divestment to the CVM and to the BM&FBOVESPA. In addition, a statement (fato relevante) containing certain required information must be published in the newspapers with wide circulation generally used by us and/or on websites in which the information may be viewed in its entirety free of charge.

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

Based on certain estimates of its gross income and gross assets and the nature of its business, our company believes that it will not be classified as a PFIC for its taxable year ending December 31, 2014. The company’s status in future years will depend on its assets and activities in those years. The company has no reason to believe that its assets or activities will change in a manner that would cause it to be classified as a PFIC for the taxable year ended December 31, 2012 or any future year, but there can be no assurance that the company will not be considered a PFIC for any taxable year. If we were a PFIC, a U.S. holder of class A preferred shares or ADSs generally would be subject to imputed interest charges and other disadvantageous tax treatment with respect to any gain from the sale or exchange of, and certain distributions with respect to, the shares or ADSs (including the loss of the potential reduced tax rate on certain dividends described above).

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

Information Reporting and Backup Withholding

U.S. backup withholding tax and information reporting requirements generally apply to certain payments to certain non-corporate holders of shares. Information reporting generally will apply to payments of dividends on, and to proceeds from the sale or redemption of, our class A preferred shares or the ADSs made within the United States or by a U.S. payor or U.S. middleman to a holder of our class A preferred shares or the ADSs, other than an exempt recipient, including a corporation, a payee that is not a U.S. person that provides an appropriate certification and certain other persons. Backup withholding tax will apply to any payments of dividends on, or the proceeds from the sale or redemption of, class A preferred shares or the ADSs within the United States or by a U.S. payor or U.S. middleman to a holder, other than an exempt recipient, if such holder fails to furnish its correct taxpayer identification number or otherwise fails to comply with, or establish an exemption from, such backup withholding tax requirements. The backup withholding tax rate is 28%.

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

Copies of our annual report on Form 20-F and documents referred to in this annual report and our bylaws are available for inspection upon request at our headquarters at Rua Lemos Monteiro, 120 – 24° andar, Butantã—São Paulo—SP, CEP 05501-050, Brazil. Our filings are also available to the public through the internet at our website at www.braskem.com.br. The information included on our website or that might be accessed through our website is not included in this annual report and is not incorporated into this annual report by reference.

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

In order to mitigate the market risks to which we are exposed, we have used, and we may use, foreign currency, interest rate, commodity derivative instruments, cash and receivables. As of December 31, 2013, we had cross-currency, interest rate swaps and commodities swaps with an aggregate notional amount of R$4,311.0 million in addition to R$1,341.0 million related to Project Ethylene XXI, which is scheduled to mature between January 2014 and August 2025. These cross-currency and interest rate swaps match certain of our foreign currency-denominated debt obligations.

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

As of December 31, 2013, we had US$1,058.3 million in foreign currency-denominated cash, cash equivalents and financial investments, which may partially offset the effects of any depreciation of the real  against the foreign currency on our ability to service our foreign currency-denominated debt to the extent of these foreign currency-denominated cash equivalents and other investments.

Interest Rate Risk

Our variable interest rate exposure is primarily subject to the variations of the TJLP rate and the CDI rate for real-denominated borrowings and short-term cash investments.

With respect to Brazilian interest rates:

•      the short-term domestic CDI rate increased to 9.8% per annum as of December 31, 2013 from 6.9% per annum as of December 31, 2012 and 10.9% per annum as of December 31, 2011; and

•      the TJLP declined to 5.0% per annum as of December 31, 2013 from 5.5% per annum as of December 31, 2012 and 6.0% per annum as of December 31, 2011.

The table below provides information about our significant interest-rate sensitive instruments:

	Payment Schedule—Breakdown by Type of Interest Rate
	As of December 31, 2013
	Expected Maturity Date
	2014	2015	2016	2017	2018	Thereafter	Total	Fair Value(1)
	(in millions of reais, unless otherwise indicated)
Liabilities:
Loans and financings:
Fixed rate, denominated in U.S. dollars	469.5	151.1	23.4	388.6	1,295.2	9,183.0	11,510.9	11,319.7
Average interest rate	7.2%	9.4%	2.8%	6.8%	7.4%	6.6%	6.8%
Variable rate, denominated in U.S. dollars	155.1	209.2	721.2	115.2	90.0	219.7	1,510.6	1,510.6
Average interest rate (over LIBOR)	4.6%	4.0%	2.5%	4.1%	3.6%	2.1%	3.1%
Ethylene XXI Project Finance fixed rate, denominated in U.S. dollars	8.5	23.4	0.0	77.2	96.8	1,107.7	1,313.6	1,313.6
Average interest rate	4.2%	0.0%	0.0%	4.1%	4.0%	4.0%	4.0%
Ethylene XXI Project Finance variable rate, denominated in U.S. dollars	20.6	0.0	68.3	181.1	220.5	2,978.6	3,469.1	3,469.1
Average interest rate	4.1%	0.0%	4.2%	4.1%	4.1%	4.1%	4.1%
Fixed rate, denominated in reais	138.9	168.0	312.9	133.2	127.9	216.8	1,097.6	1,097.6
Average interest rate	6.4%	5.9%	6.8%	5.2%	5.3%	6.1%	6.1%
Variable rate, denominated in reais	457.2	501.7	460.5	330.9	215.5	154.1	2,119.8	2,119.8
Average interest rate (over TJLP)	7.9%	7.9%	8.0%	7.9%	7.8%	7.9%	7.9%
Variable rate, denominated in reais	35.2	145.0	612.5	145.0	145.0	1,285.0	2,367.7	2,367.7
Average interest rate (% of CDI)	106.1%	105.0%	94.7%	105.0%	105.0%	110%	105.0%
Variable rate, denominated in reais	3.9	16.2	16.2	16.2	16.2	13.5	82.4	82.4
Average interest rate (over SELIC)	12.5%	12.5%	12.5%	12.5%	12.5%	12.5%	12.5%
Total loans and financings	1,288.8	1,214.6	2,215.0	1,387.5	2,207.2	15,158.4	23,471.6	23,280.4

Assets:
Cash and cash equivalents and other instruments:
Variable rate, denominated in foreign currency	2,479.1	―	―	―	―	―	2,479.1	2,479.1
Variable rate, denominated in reais	1,943.5	―	―	―	―	20.8	1,964.3	1,964.3
Total cash and cash equivalents and other investments	4,422.6	―	―	―	―	20.8	4,443.4	4,443.4

(1)   Represents the net present value of the future cash flows from the obligations converted into reais  at fair market value as of December 31, 2013.

In the event that the average interest rate applicable to our financial assets and debt in 2014 were 1% higher than the average interest rate in 2013, our financial income would increase by approximately R$43.6 million and our financial expenses would increase by approximately R$234.7 million.

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

The table below provides information about our significant foreign currency exposures:

	Payment Schedule—Breakdown by Currency
	As of December 31, 2013 Expected Maturity Date
	2014	2015	2016	2017	2018	Thereafter	Total	Fair Value(1)
	(in millions of reais)
Liabilities:
Loans and financings:
Denominated in U.S. dollars	653.7	360.3	836.4	762.1	1,702.5	13,489.0	17,804.0	17,804.0
Denominated in reais	635.2	830.9	1.402.1	625.3	504.7	1,669.4	5,667.5	23,471.6
Total loans and financings	1,841.7	1,069.2	954.3	681.2	1,142.2	11,883.2	23,471.6	23,280.4

Assets:
Cash and cash equivalents and other investments:
Denominated in foreign currency	2,234.8	―	―	―	―	―	2,234.8	2,234.8
Denominated in reais	2,101.1	―	―	―	―	20.8	2,121.9	2,121.9
Total cash and cash equivalents and other investments	4,335.9	―	―	―	―	20.8	4,356.7	4,356.7

(1)   Represents the net present value of the future cash flows from the obligations converted into reais  at fair market value as of December 31, 2013.

Our foreign currency exposures give rise to market risks associated with exchange rate movements of the real  against the U.S. dollar. Foreign currency-denominated liabilities as of December 31, 2013 consisted primarily of U.S. dollar-denominated debt. Our U.S. dollar-denominated debt, including short-term debt and current portion of long-term debt, was R$17,804.0 million (US$7,600.1 million) as of December 31, 2013 and R$12,167.3 million (US$5,954.2 million) as of December 31, 2012. This foreign currency exposure is represented by debt in the form of notes, bonds, pre-export finance facilities and working capital loans. Our cash and funds available in U.S. dollars partially protect us against exposure arising from the U.S. dollar-denominated debt.

In the event that the real  were to devalue by 10% against the U.S. dollar during 2014 as compared to the real/U.S. dollar exchange rate as of December 31, 2013, our financial expenses indexed to the dollar in 2014 would increase by approximately R$1,780.4 million, and our financial income would increase by approximately R$223.5 million.

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

ITEM 12. DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

The depositary, JP Morgan Chase Bank, NA, collects its fees for the delivery and surrender of ADSs directly from investors depositing shares or surrendering ADSs or from intermediaries acting for them. The depositary also collects fees for making distributions to investors by deducting those fees from the amounts distributed or by selling a portion of distributable property to pay the fees. The depositary may collect its annual fee for depositary services by deductions from cash distributions or by directly billing investors or by charging the book-entry system accounts of participants acting for them. The depositary may generally refuse to provide fee-attracting services until its fees for those services are paid.

Persons depositing or withdrawing shares must pay:

•       U.S.$5.00 for each 100 ADSs (or portion thereof) issued, delivered, reduced, cancelled or surrendered (as the case may be) plus any additional fees charged by any governmental authorities or other institutions such as the Companhia Brasileira de Liquidação e Custódia (the Brazilian Clearing and Depository Corporation);

•       a fee of U.S.$0.05 or less per ADS for any Cash distribution made pursuant to the Deposit Agreement;

•       a fee of U.S.$1.50 per ADR or ADRs for transfers made pursuant to paragraph;

•       a fee for the distribution or sale of securities;

•       an aggregate fee of U.S.$0.05 or less per ADS per calendar year (or portion thereof) for services performed by the Depositary in administering the ADRs;

•       a fee for the reimbursement of such fees, charges and expenses as are incurred by the Depositary and/or any of its agents; and

•       transfer or registration fees for the registration or transfer of Deposited Securities on any applicable register in connection with the deposit or withdrawal of Deposited Securities.

During the year ended December 31, 2013, we changed our depositary bank. The total amount that we received from both of the depositaries of our ADSs was approximately US$276,000, which was used for general corporate purposes such as the payment of costs and expenses associated with (1) the preparation and distribution of proxy materials, (2) the preparation and distribution of marketing materials and (3) consulting and other services related to investor relations.

PART II

ITEM 13. DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

Not applicable.

ITEM 14. MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

Not applicable.

ITEM 15. CONTROLS AND PROCEDURES

Disclosure Controls and Procedures

Our chief executive officer and our chief financial officer are responsible for establishing and maintaining our disclosure controls and procedures. These controls and procedures were designed to ensure that information that we are required to disclose in the reports that we file under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the applicable rules and forms of the SEC, and that it is accumulated and communicated to our management, including our chief executive officer and our chief financial officer, as appropriate to allow timely decisions regarding required disclosure. We performed an evaluation of the effectiveness of the design and operation of our disclosure controls and procedures as of December 31, 2013 under the supervision of our chief executive officer and our chief financial officer. Based on our evaluation, our chief executive officer and our chief financial officer concluded that our disclosure controls and procedures were effective as of December 31, 2013.

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

Changes in Internal Control over Financial Reporting

There have been no changes in our internal control over financial reporting that occurred during the year ended December 31, 2013 that have materially affected or are reasonably likely to materially affect our internal control over financial reporting.

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

ITEM 16C. PRINCIPAL ACCOUNTANT FEES AND SERVICES

Audit and Non-Audit Fees

The following table sets forth the fees billed to us by our independent registered public accounting firm, PricewaterhouseCoopers Auditores Independentes, during the fiscal years ended December 31, 2013 and 2012.

	Year Ended December 31,
	2013	2012
	(in millions of reais)

Audit fees(1)	R$8.0	R$10.1
Audit-related fees	—	—
Tax fees(2)	0.4	1.0
All other fees	—	—
Total fees	R$8.4	R$11.1

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

(2)   Tax fees consist of the aggregate fees billed by PricewaterhouseCoopers Auditores Independentes for tax compliance reviews.

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

ITEM 16E. PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

On August 13, 2012, our board of directors authorized a share repurchase program under which we are authorized to repurchase up to 13,376,161 class A preferred shares at market prices over the BM&FBOVESPA at any time and from time to time prior to August 28, 2013. In 2012, we repurchased 262,300 shares under this program. In 2013, we did not repurchase any shares.

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

Although the adoption of a code of business conduct is not required by Brazilian law, Braskem has adopted a code of business conduct applicable to its directors, officers and employees, which addresses each of the items listed above. Braskem’s code of business conduct is available on Braskem’s websiteat www.braskem.com.br. The information included on our website or that might be accessed through our website is not included in this annual report and is not incorporated into this annual report by reference. No waivers of the provisions of the code of business conduct are permitted, except that the restrictions on outside activities do not apply to Braskem’s directors and members of its fiscal council.

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

8.01	List of subsidiaries (incorporated by reference to note 2.1(a) to our audited consolidated financial statements included elsewhere in this annual report).
12.01	Certification of Principal Executive Officer dated April 14, 2014 pursuant to Exchange Act Rules 13a-15(e) and 15d-15(e).
12.02	Certification of Principal Financial Officer dated April 14, 2014 pursuant to Rules 13a-15(e) and 15d-15(e).
13.01

Certifications of Principal Executive Officer and Principal Financial Officer dated April 14, 2014 pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

15.01	Consent letter of Independent Registered Public Accounting Firm.
99.01	Disclosure of Mine Safety and Health Administration Safety Data.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

April 14, 2014

BRASKEM S.A.

By  /s/  Carlos José Fadigas de Souza Filho

Name: Carlos José Fadigas de Souza Filho

Title:   Chief Executive Officer

INDEX TO EXHIBITS

Exhibit Number	Exhibit

12.01	Certification of Principal Executive Officer dated April 14, 2014 pursuant to Exchange Act Rules 13a-15(e) and 15d-15(e).
12.02	Certification of Principal Financial Officer dated April 14, 2014 pursuant to Rules 13a-15(e) and 15d-15(e).
13.01

Certifications of Principal Executive Officer and Principal Financial Officer dated April 14, 2014 pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

15.01	Consent letter of Independent Registered Public Accounting Firm.
99.01	Disclosure of Mine Safety and Health Administration Safety Data.

PRESENTATION OF FINANCIAL STATEMNTS

(a) Management´s report on internal controls over financial reporting

The management of Braskem S.A.("Braskem" or the "Company"), including the CEO and CFO, is responsible for establishing and maintaining adequate internal controls over financial reporting, as defined on article 13a-15 (f) according “Exchange Act” of United States of America.

The Company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with International Financial Reporting Standards - “IFRS” issued by International Accounting Standards Board - “IASB”. The Company´s internal control over financial reporting includes those policies and procedures that (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the Company; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with IFRS, and that receipts and expenditures of the Company are being made only in accordance with authorizations of management and directors of the Company; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of the Company´s assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of the effectiveness of internal control to future periods are subject to the risk that controls may become inadequate because of changes in conditions, and that the degree of compliance with the policies or procedures may deteriorate.

Braskem’s management has assessed the effectiveness of the Company’s internal controls over financial reporting as of December 31, 2013 based on the criteria established in Internal Control – “Integrated Framework” issued by the Committee of Sponsoring Organizations of the Treadway Commission (“COSO” 1992) and, based on such criteria, Braskem´s management has concluded that, as of December 31, 2013, the Company´s internal control over financial reporting is effective.

(b)  Attestation report of the registered public accounting firm.

The effectiveness of the Company’s internal control over financial reporting as of December 31, 2013 has been audited by PricewaterhouseCoopers Auditores Independentes, an independent registered public accounting firm, as stated in their report which appears herein.

February 13, 2014

By: /s/ Carlos Jose Fadigas de Souza Filho	/s/ Mario Augusto da Silva
Name: Carlos José Fadigas de Souza Filho	Name: Mario Augusto da Silva
Title: Chief Executive Officer	Title: Chief Financial Officer

Report of Independent Registered

Public Accounting Firm

To the Board of Directors and Shareholders of

Braskem  S.A.

In our opinion, the accompanying consolidated balance sheets and the related statements of income and comprehensive income, of shareholders’ equity and of cash flows present fairly, in all material respects, the financial position of Braskem S.A. and its subsidiaries at December 31, 2013 and 2012, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2013, 2012 and 2011 in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board.  Also in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2013, based on criteria established in Internal Control - Integrated Framework (1992) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). The Company's management is responsible for these financial statements, for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying “Management’s Report on Internal Control over Financial Reporting”.  Our responsibility is to express opinions on these financial statements and on the Company's internal control over financial reporting based on our integrated audits.

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

Salvador, February 13, 2014

/s/ PricewaterhouseCoopers

Auditores Independentes

CRC 2SP000160/O-5 "F" BA

/s/ Fábio Cajazeira Mendes

Fábio Cajazeira Mendes

Contador CRC 1SP196825/O-0 “S” BA

Braskem S.A.

Balance sheet at December 31

All amounts in thousands of reais

Assets	Note	2013	2012
	2.1.1(a)		Revised
Current assets
Cash and cash equivalents	7	4,335,859	3,287,622
Financial investments	8	86,719	172,146
Trade accounts receivable	9	2,810,520	2,326,480
Inventories	10	5,033,593	4,102,055
Taxes recoverable	12	2,237,213	1,476,211
Dividends and interest on capital		150	2,645
Prepaid expenses		62,997	54,013
Related parties	11	124,487	13,912
Insurance claims	14	27,691	160,981
Other receivables	15	240,218	818,434

		14,959,447	12,414,499

Non-current assets held for sale	1(b)(xxxi); 2.1.1(b)	37,681	277,828

		14,997,128	12,692,327

Non-current assets
Financial investments	8	20,779	34,489
Trade accounts receivable	9	61,875	37,742
Advances to suppliers	10	116,714
Taxes recoverable	12	1,285,990	1,527,134
Deferred income tax and social contribution	23	2,653,606	2,062,009
Judicial deposits	13	209,910	179,618
Related parties	11	133,649	127,627
Insurance claims	14	139,497	47,255
Other receivables	15	278,871	218,279
Investments in subsidiaries and jointly-controlled investments	16	115,385	118,787
Other investments		6,501	6,948
Property, plant and equipment	17	25,413,548	21,176,785
Intangible assets	18	2,912,630	2,940,966

		33,348,955	28,477,639

Total assets		48,346,083	41,169,966

The Management notes are an integral part of the financial statements.

Braskem S.A. Balance sheet at December 31 All amounts in thousands of reais	Continued

Liabilities and shareholders' equity	Note	2013	2012
	2.1.1(a)		Revised
Current liabilities
Trade payables		10,421,687	8,897,597
Borrowings	19	1,248,804	1,836,028
Project finance	20	25,745
Derivatives operations	21.2	95,123	293,378
Payroll and related charges		490,816	349,176
Taxes payable	22	445,424	342,789
Dividends and interest on capital		131,799	5,369
Advances from customers	27	297,403	237,504
Sundry provisions	24	105,856	52,264
Post-employment benefits	26	158,137	147,175
Other payables	28	174,007	385,577

		13,594,801	12,546,857

Non-current liabilities held for sale	2.1.1(b)		109,770

		13,594,801	12,656,627

Non-current liabilities
Borrowings	19	17,353,687	15,675,610
Project finance	20	4,705,661
Derivatives operations	21.2	396,040
Taxes payable	22	902,875	1,164,753
Long-term incentives	25	9,274	10,405
Deferred income tax and social contribution	23	2,393,698	2,138,622
Post-employment benefits	26	44,054	36,602
Advances from customers		152,635	204,989
Sundry provisions	24	449,694	363,411
Other payables	28	662,330	266,963

		27,069,948	19,861,355

Shareholders' equity	30
Capital		8,043,222	8,043,222
Capital reserve		232,430	797,979
Revenue reserves		410,149
Other comprehensive income		(1,092,691)	337,411
Treasury shares		(48,892)	(48,892)
Accumulated loss			(565,549)

Total attributable to the Company's shareholders		7,544,218	8,564,171

Non-controlling interest	2.1.2	137,116	87,813

		7,681,334	8,651,984

Total liabilities and shareholders' equity		48,346,083	41,169,966

The Management notes are an integral part of the financial statements.

Braskem S.A.

Statement of operations

Years ended December 31

All amounts in thousands of reais

	Note	2013	2012	2011
	2.1.1(b)		Revised	Revised
Continued operations
Net sales revenue	32	40,969,490	36,160,327	33,086,506
Cost of products sold		(35,820,761)	(32,709,068)	(29,264,970)

Gross profit		5,148,729	3,451,259	3,821,536

Income (expenses)
Selling and distribution		(1,000,749)	(990,365)	(820,015)
General and administrative		(1,077,934)	(1,071,029)	(1,008,067)
Research and development		(115,812)	(106,197)	(99,083)
Results from equity investments	16(c)	(3,223)	(25,807)	(1,043)
Results from business combination				30,045
Other operating income (expenses), net	34	(211,090)	333,457	2,861

Operating profit		2,739,921	1,591,318	1,926,234

Financial results	35
Financial expenses		(2,549,111)	(3,926,209)	(3,560,533)
Financial income		773,138	531,928	759,078

		(1,775,973)	(3,394,281)	(2,801,455)

Profit (loss) before income tax and
social contribution		963,948	(1,802,963)	(875,221)

Current and deferred income tax and social contribution	23	(456,910)	783,111	359,505
		(456,910)	783,111	359,505

Profit (loss) for the period of continued operations		507,038	(1,019,852)	(515,716)

Discontinued operations results	5
Profit from discontinued operations			424,860	28,280
Current and deferred income tax and social contribution			(143,313)	(711)
			281,547	27,569

Profit (loss) for the year		507,038	(738,305)	(488,147)

Attributable to:
Company's shareholders		509,697	(731,143)	(496,450)
Non-controlling interest	2.1.2	(2,659)	(7,162)	8,303

Profit (loss) for the year		507,038	(738,305)	(488,147)

                The Management notes are an integral part of the financial statements.

Braskem S.A. Statement of comprehensive income Years ended December 31 All amounts in thousands of reais, except earnings (loss) per share	Continued

		Note	2013	2012	2011
		2.1.1(b)		Revised	Revised

Profit (loss) for the year			507,038	(738,305)	(488,147)

Other comprehensive income or loss:
Items that will be reclassified subsequently to profit or loss
Fair value of cash flow hedge			(127,520)	16,238	45,034
Income tax and social contribution			40,120	(5,522)	(2,458)
			(87,400)	10,716	42,576

Exchange variation of foreign sales hedge		21.2.1(b.iii)	(2,303,540)	-
Income tax and social contribution			783,204	-
			(1,520,336)	-	-

Foreign currency translation adjustment			221,270	78,780	56,809

Total			(1,386,466)	89,496	99,385

Items that will not be reclassified to profit or loss
Deemed cost of jointly-controlled investment					22,079
Defined benefit plan actuarial (loss) gain			169	(18,204)
Income tax and social contribution			-	6,388

Total			169	(11,816)	22,079

Total other comprehensive income (loss)			(1,386,297)	77,680	121,464

Total comprehensive income (loss) for the year			(879,259)	(660,625)	(366,683)

Attributable to:
Company's shareholders - continued operations			(890,241)	(952,128)	(404,733)
Company's shareholders - discontinued operations			-	281,547	27,569
Non-controlling interest			10,982	9,956	10,481

Total comprehensive income (loss) for the year			(879,259)	(660,625)	(366,683)

			2013	2012	2011

		Note	Basic and diluted	Basic and diluted	Basic and diluted
		2.1.1(b)		Revised	Revised
Profit (loss) per share attributable to the shareholders of the Company
of continued operations at the end of the year (R$)		31
Earnings per share - common		0	0.6403	(1.2718)	(0.6566)
Earnings per share - preferred shares class "A"		0	0.6403	(1.2718)	(0.6566)
Earnings per share - preferred shares class "B"			0.6062
		0
Profit (loss) per share attributable to the shareholders of the Company		0
of discontinued operations at the end of the year (R$)		5
Earnings per share - common	0			0.3536	0.0346
Earnings per share - preferred shares class "A"	0			0.3536	0.0346
	0
Profit (loss) per share attributable to the shareholders of the Company	0
at the end of the year (R$)	0
Earnings per share - common	0		0.6403	(0.9182)	(0.6220)
Earnings per share - preferred shares class "A"	0		0.6403	(0.9182)	(0.6220)
Earnings per share - preferred shares class "B"	0		0.6062

The Management notes are an integral part of the financial statements.

Braskem S.A.

Statement of changes in equity

All amounts in thousands of reais

		Attributed to shareholders' interest
				Revenue reserves							Total
						Unrealized	Additional	Other			Braskem		Total
			Capital	Legal	Tax	profit	dividends	comprehensive	Treasury	Accumulated	shareholders'	Non-controlling	shareholders'
	Note	Capital	reserve	reserve	incentives	reserve	proposed	income	shares	loss	interest	interest	equity

At December 31, 2010		8,043,222	845,998	87,710	5,347	995,505	250,346	221,350	(59,271)		10,390,207	18,079	10,408,286

Comprehensive income for the period:
Loss for the period										(496,450)	(496,450)	8,303	(488,147)
Fair value of cash flow hedge, net of taxes								42,576			42,576		42,576
Foreign currency translation adjustment								54,631			54,631	2,178	56,809
								97,207		(496,450)	(399,243)	10,481	(388,762)

Equity valuation adjustments:
Deemed cost of jointly-controlled investment, net								22,079			22,079		22,079
Realization of deemed cost of jointly-controlled investment, net of taxes								(920)		920
Realization of additional property, plant and equipment price-level restatement, net of taxes								(27,236)		27,236
								(6,077)		28,156	22,079		22,079

Contributions and distributions to shareholders:
Capital increase from non-controlling interest												86,634	86,634
Payment of additional dividends proposed							(250,346)				(250,346)		(250,346)
Tax incentives					(800)						(800)		(800)
Gain (loss) on interest in subsidiary								3,106			3,106	(3,106)
Acquisition of non-controlling interest - Cetrel												103,503	103,503
Expired dividends / other										531	531	(269)	262
Absorption of losses						(496,455)				496,455
Additional dividends proposed						(482,593)	482,593
Repurchase of treasury shares									(946)		(946)		(946)
					(800)	(979,048)	232,247	3,106	(946)	496,986	(248,455)	186,762	(61,693)

At December 31, 2011		8,043,222	845,998	87,710	4,547	16,457	482,593	315,586	(60,217)	28,692	9,764,588	215,322	9,979,910

Comprehensive income for the period:
Loss for the period										(731,143)	(731,143)	(7,162)	(738,305)
Fair value of cash flow hedge, net of taxes								10,716			10,716		10,716
Foreign currency translation adjustment								61,662			61,662	17,118	78,780
								72,378		(731,143)	(658,765)	9,956	(648,809)

Equity valuation adjustments
Realization of deemed cost of jointly-controlled investment, net of taxes								(952)		952
Realization of additional property, plant and equipment price-level restatement, net of taxes								(27,236)		27,236
Actuarial loss with post-employment benefits, net of taxes								(11,816)			(11,816)		(11,816)
								(40,004)		28,188	(11,816)		(11,816)

Contributions and distributions to shareholders:
Additional dividends approved at Shareholders’ Meeting							(482,593)				(482,593)		(482,593)
Capital loss from non-controlling interest												(17,962)	(17,962)
Write-off non-controlling by investments sale												(125,420)	(125,420)
Loss on interest in subsidiary								(5,917)			(5,917)	5,917
Write-off gain on interest in subsidiary by sale								(4,632)			(4,632)		(4,632)
Repurchase of treasury shares									(36,694)		(36,694)		(36,694)
Cancellation of shares			(48,019)						48,019
Absorption of losses				(87,710)	(4,547)	(16,457)				108,714
			(48,019)	(87,710)	(4,547)	(16,457)	(482,593)	(10,549)	11,325	108,714	(529,836)	(137,465)	(667,301)

At December 31, 2012 (Revised)	2.1.1(a)	8,043,222	797,979					337,411	(48,892)	(565,549)	8,564,171	87,813	8,651,984

The Management notes are an integral part of the financial statements.

Braskem S.A.

Statement of changes in equity

All amounts in thousands of reais

		Attributed to shareholders' interest
				Revenue reserves						Total
						Additional	Other			Braskem		Total
			Capital	Legal	Retained	dividends	comprehensive	Treasury	Accumulated	shareholders'	Non-controlling	shareholders'
	Note	Capital	reserve	reserve	earnings	proposed	income	shares	loss	interest	interest	equity

At December 31, 2012 (Revised)	2.1.1(a)	8,043,222	797,979				337,411	(48,892)	(565,549)	8,564,171	87,813	8,651,984

Comprehensive income for the period:
Profit for the period									509,697	509,697	(2,659)	507,038
Exchange variation of foreign sales hedge, net of taxes							(1,520,336)			(1,520,336)		(1,520,336)
Fair value of cash flow hedge, net of taxes							(85,020)			(85,020)	(2,380)	(87,400)
Foreign currency translation adjustment							205,249			205,249	16,021	221,270
							(1,400,107)		509,697	(890,410)	10,982	(879,428)

Equity valuation adjustments
Realization of deemed cost of jointly-controlled investment, net of taxes							(27,236)		27,236
Realization of additional property, plant and equipment price-level restatement, net of taxes							(967)		967
Actuarial loss with post-employment benefits, net of taxes							169			169		169
							(28,034)		28,203	169		169

Contributions and distributions to shareholders:
Absorption of losses	30		(565,549)						565,549
Capital loss from non-controlling interest											38,321	38,321
Loss on interest in subsidiary							(1,961)			(1,961)		(1,961)
Legal reserve				26,895					(26,895)
Mandatory minimum dividends									(127,751)	(127,751)		(127,751)
Additional dividends proposed						354,842			(354,842)
Retained earnings					28,412				(28,412)
			(565,549)	26,895	28,412	354,842	(1,961)		27,649	(129,712)	38,321	(91,391)

At December 31, 2013		8,043,222	232,430	26,895	28,412	354,842	(1,092,691)	(48,892)		7,544,218	137,116	7,681,334

The Management notes are an integral part of the financial statements.

Braskem S.A.

Statement of cash flows

Years ended December 31

All amounts in thousands of reais

	Note	2013	2012	2011
	2.1.1(b)		Revised	Revised
Profit (loss) before income tax and social contribution
and after of discontinued operations results		963,948	(1,378,103)	(846,941)

Adjustments for reconciliation of profit (loss)
Depreciation, amortization and depletion		2,056,088	1,924,265	1,723,420
Results from equity investments	16(c)	3,223	25,807	1,043
Results from business combinations				(30,045)
Interest and monetary and exchange variations, net		1,341,770	2,442,973	2,292,498
Other		9,175	294,199	2,678

		4,374,204	3,309,141	3,142,653

Changes in operating working capital
Held-for-trading financial investments		97,693	16,716	90,953
Trade accounts receivable		(492,851)	(625,130)	365,901
Inventories		(927,435)	(566,025)	(382,465)
Taxes recoverable		(448,378)	(458,763)	(311,021)
Prepaid expenses		(8,915)	49,707	(62,531)
Other receivables		(27,019)	(529,103)	(356,253)
Trade payables		742,649	2,165,530	1,325,977
Taxes payable		(127,443)	(430,789)	(52,134)
Long-term incentives		(1,131)	(4,808)	771
Advances from customers		6,344	206,044	187,306
Sundry provisions		139,858	94,382	(74,402)
Other payables		308,734	389,032	(212,133)

Cash from operations		3,636,310	3,615,934	3,662,622

Interest paid		(1,123,691)	(1,006,840)	(802,427)
Income tax and social contribution paid		(54,828)	(37,283)	(82,695)

Net cash generated by operating activities		2,457,791	2,571,811	2,777,500

Proceeds from the sale of fixed assets		2,576	115,846	23,958
Proceeds from the sale of investments		689,868
Cash effect of discontinued operations		9,985	(141,348)
Acquisitions of investments in subsidiaries and associates		(86)		(619,207)
Acquisitions to property, plant and equipment		(5,656,440)	(2,792,853)	(2,252,491)
Acquisitions of intangible assets		(25,748)	(15,734)	(11,474)
Held-for-maturity financial investments		25,645	(218)	(13,856)

Net cash used in investing activities		(4,954,200)	(2,834,307)	(2,866,470)

Short-term and long-term debt
Obtained borrowings		6,317,022	6,665,938	7,122,632
Payment of borrowings		(7,300,718)	(5,493,015)	(6,042,644)
Project finance	20
Obtained funds		4,562,343
Dividends paid		(35)	(482,051)	(664,851)
Non-controlling interests in subsidiaries		35,628	(20,295)	76,406
Repurchase of treasury shares			(36,694)	(946)
Other				4,147

Net cash provided by financing activities		3,614,240	633,883	494,744

Exchange variation on cash of foreign subsidiaries		(69,594)	(36,037)	(117,030)

Increase in cash and cash equivalents		1,048,237	335,350	288,744

Represented by
Cash and cash equivalents at the beginning for the period		3,287,622	2,952,272	2,698,075
Cash and cash equivalents at the end for the period		4,335,859	3,287,622	2,986,819

Increase in cash and cash equivalents		1,048,237	335,350	288,744

The Management notes are an integral part of the financial statements.

Braskem S.A.

Notes to the Consolidation Financial Statements

December 31, 2013, 2012 and 2011

All amounts in thousands of Brazilian reais unless otherwise stated

1                    Operations

Braskem S.A. together with its subsidiaries (hereinafter “Braskem” or “Company”) is a public corporation headquartered in Camaçari,, Bahia (“BA”), which jointly with its subsidiaries (hereinafter “Braskem” or “Company”), operates 36 industrial units, 29 of which in the Brazilian states of Alagoas (“AL”), BA, Rio de Janeiro (“RJ”), Rio Grande do Sul (“RS”) and São Paulo (“SP”), 5 are located in the United States, in the states of Pennsylvania, Texas and West Virginia and 2 are located in Germany. These units produce thermoplastic resins – polyethylene (“PE”), polypropylene (“PP”) and polyvinyl chloride (“PVC”), as well as basic petrochemicals - such as ethylene, propylene butadiene, toluene, xylene and benzene, as well as gasoline, diesel and LPG (Liquefied Petroleum Gas), and other petroleum derivatives.

Additionally, Braskem is also engaged in the import and export of chemicals, petrochemicals and fuels, the production, supply and sale of utilities such as steam, water, compressed air, industrial gases, as well as the provision of industrial services and the production, supply and sale of electric energy for its own use and use by other companies. Braskem also invests in other companies, either as a partner or as shareholder.

The Company is controlled by Odebrecht S.A. (“Odebrecht”), which directly and indirectly holds interests of 50.11% and 38.32% in its voting and total capital, respectively.

The issue of these financial statements was authorized by the Company’s Board of Directors on February 12, 2014.

(a)               Significant operating events

(i)                 In 2012, Sunoco Chemicals, Inc. (“Sunoco”) formally informed the Management of Braskem America, Inc. (“Braskem America”) of its alternative plan to supply feedstock to the PP plant in Pennsylvania, after having announced in December 2011 the definitive shutdown of operations of its refinery. The definitive termination of the supply agreement occurred on June 8, 2012, upon payment of the respective compensation set forth in the contract, in the amount of R$235,962 (Note 34).

Despite the termination of the supply agreement, operations at the unit were maintained through other propylene supply sources.

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

(ii)               On August 17, 2012, the Company inaugurated, in Marechal Deodoro, Alagoas, a new plant with annual production capacity of 200 kton of PVC*, which expanded Braskem’s total installed capacity to 710 kton*. Total investment in the plant was approximately R$1 billion.

(iii)             On September 13, 2012, the Company inaugurated, in the Triunfo Petrochemical Complex in the state of RS, a new plant with annual production capacity of 103 kton of butadiene*, which expanded Braskem’s total installed capacity to 477 kton*. Total investment was approximately R$300 million.

Braskem S.A.

Notes to the Consolidation Financial Statements

December 31, 2013, 2012 and 2011

All amounts in thousands of Brazilian reais unless otherwise stated

(b)               Corporate events

(i)                 On May 25, 2011, the Company entered into a private instrument for the purchase and sale of quotas by means of which all the quotas of the subsidiary ISATEC – Pesquisa, Desenvolvimento e Análises Ltda. (“ISATEC”) were sold for R$1,100.

(ii)               On July 7, 2011 the company Braskem America Finance Company (“Braskem America Finance”), a wholly-owned subsidiary of Braskem America, was incorporated for the purposes of raising funds in the international financial market.

(iii)             On July 29, 2011, Braskem increased the capital of many subsidiaries. The breakdown of the increases that were fully subscribed and paid up by Braskem is presented below:

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
	98,997

(iv)             On August 25, 2011, Braskem Europe GmbH (“Braskem Alemanha”), a wholly-owned subsidiary of Braskem Netherlands B.V. (“Braskem Holanda”), was incorporated for the purpose of producing, trading, distributing, importing and exporting, research and development of chemical and petrochemical products, among other things. The assets acquired in the business combination of The Dow Chemical (“Dow Chemical”) in Germany were recorded in this subsidiary in October 2011 (Note 6).

(v)               On September 27, 2011, Braskem increased the capital of its subsidiary Braskem Holanda by R$415,168 (US$230 million) through the issue of 84,465,660 shares. A portion of this amount was used in the incorporation of Braskem Alemanha.

(vi)             On January 27, 2012, the controlling shareholder of Braskem, at the time, BRK Investimentos Petroquímicos S.A. (“BRK”) was proportionally spun-off. In the spin–off, a part of the shares issued by Braskem that were held by BRK was delivered to Petróleo Brasileiro S.A. – Petrobras (“Petrobras”). With the spin-off, BRK became a wholly-owned subsidiary of Odebrecht Serviços e Participações (“OSP”) and maintained ownership of shares corresponding to 50.11% and 28.23% of the voting and total capital of Braskem, respectively. On the same date, the merger of Petrobras Química S.A. – Petroquisa (“Petroquisa”) into Petrobras was approved and Petrobras became the holder of 47.03% and 35.95% of the voting and total capital of Braskem, respectively.

(vii)           On February 27, 2012, the company Braskem International GmbH (“Braskem Áustria”) was incorporated with the purpose of holding equity interests in other companies, and conducting financial and commercial operations. The capital stock was fully paid up by the Braskem S.A., a sole partner, in the amount of R$81 (EUR$35 thousand).

(viii)         On February 28, 2012, the Extraordinary Shareholders’ Meeting (“ESM”) of the Braskem S.A. approved the merger of the subsidiary Ideom Tecnologia Ltda. (“Ideom”), based on its net book value as of December 31, 2011, in the amount of R$20,762, pursuant to the terms and conditions set forth in the protocol and justification dated February 6, 2012.

Braskem S.A.

Notes to the Consolidation Financial Statements

December 31, 2013, 2012 and 2011

All amounts in thousands of Brazilian reais unless otherwise stated

(ix)             On April 30, 2012, the capital stock of the subsidiaries Braskem Petroquímica S.A. (“Braskem Petroquímica”) and Rio Polímeros S.A. (“Riopol”) was increased in the amounts of R$649,639 and R$738,799, respectively, without the issue of new shares. The increases occurred through utilization of the balances recorded under advance for future capital increase.

(x)               On June 27, 2012, Braskem Áustria incorporated Braskem Petroquímica Ibérica, S.L. (“Braskem Espanha”), which has capital of R$8 (EUR$3 thousand). The purpose of this subsidiary is to hold equity interests in other companies.

(xi)             On June 30, 2012, BRK was merged into its parent company OSP, which changed its interest to 50.11% and 38.11% of the voting and total capital of the Braskem S.A., respectively, held directly and indirectly.

(xii)           On August 27, 2012, Braskem Áustria incorporated Braskem Áustria Finance GmbH (“Braskem Áustria Finance”), which has paid up capital of R$47 (EUR$18 thousand). The subsidiary’s purpose is to raise funds in international financial markets.

(xiii)         On September 3, 2012, a capital increase at the subsidiary Braskem Distribuidora Ltda. (“Braskem Distribuidora”) was approved, with the transfer of the facilities comprising the Water Treatment Unit (WTU) of the Basic Petrochemicals Unit at the Camaçari Petrochemical Complex (BA), in the amount of R$75,024, which corresponds to the residual book value of the assets in this unit, along with the change in the type of company to a corporation operating under the new corporate name of Braskem Distribuidora S.A.

(xiv)         On November 5, 2012, in an ESM, approval was given for the increase in the capital stock of the subsidiary Braskem Idesa S.A.P.I. (“Braskem Idesa”), in the amount of R$41,573 (MXN$266.666 thousand), through the issue of 86,052 Class “A” shares, which was fully paid in by the Braskem S.A.. Subsequently, part of the capital was returned to the non-controlling shareholder, which resulted in an increase in the interest held by the Braskem S.A. in the capital stock of Braskem Idesa, from 65% to 75%.

(xv)           On November 9, 2012, the ESM approved the change in the company name of Braskem Distribuidora to Distribuidora de Águas Camaçari S.A. (“Braskem Distribuidora”).

(xvi)         On December 11, 2012, through a series of corporate decisions, the subsidiary Braskem America became a wholly owned subsidiary of Braskem Europe GmbH (“Braskem Alemanha”).

(xvii)       On December 17, 2012, the ESM approved the change in the type of company of Braskem Petroquímica S.A. to a limited liability company, with the new corporate name Braskem Petroquímica Ltda. (“Braskem Petroquímica”).

(xviii)     On December 28, 2012, Braskem S.A. and Braskem Participações S.A. (“Braskem Participações”) entered into a private instrument for the purchase and sale of shares through which it sold all shares of the subsidiary Braskem Distribuidora (Note 5).

(xix)         On December 28, 2012, Braskem S.A. entered into a private instrument for the purchase and sale of shares through which it sold its interest in the subsidiary Cetrel S.A. (“Cetrel”) (Note 5).

(xx)           Braskem and Petroquímica de Venezuela S.A. (“Pequiven”) decided to concentrate their estimated investments in Venezuela in the jointly-controlled company Polipropileno Del Sur (“Propilsur”). As a result of this decision, the shareholders meeting held in 2012 decided to withdraw the interest held by Braskem in the jointly-controlled company Polietilenos de America (“Polimerica”).

Braskem S.A.

Notes to the Consolidation Financial Statements

December 31, 2013, 2012 and 2011

All amounts in thousands of Brazilian reais unless otherwise stated

(xxi)         On January 24, 2013, Braskem Participações acquired from Braskem Chile Ltda. (“Braskem Chile”), 215,552 common shares issued by Braskem Argentina S.A. (“Braskem Argentina”) for CLP$21,667 thousand.

(xxii)       On May 15, 2013 the ESM approved the increase in the capital stock of the subsidiary Braskem Idesa, without the issue of new shares, in the amount of R$141,620 (MXN$850,061 thousand), through capital injection of R$106,214 (MXN$637,546 thousand) by the Braskem S.A. and R$35,406 (MXN$212,515 thousand) by the non-controlling shareholder.

(xxiii)     On July 1, 2013, Braskem S.A. acquired 2 thousand common shares of Odebrecht Comercializadora de Energia S.A. (“OCE”), equivalent to 20% of the capital of that company, whose main corporate purpose is to buy and sell energy in the spot market. Due to the provisions in the shareholders' agreement, OCE was classified as a jointly-controlled investment.

(xxiv)     On August 30, 2013, the ESM approved the merger of Riopol with Braskem Qpar S.A. (“Braskem Qpar”) and the increase in its capital from R$4,252,353 to R$7,131,165, through the issue of 293,604,915 common shares.

(xxv)       On September 19, 2013, the Braskem S.A. and Braskem Austria acquired the shares issued by Braskem Mexico and held by Braskem Participações and Braskem Importação e Exportação Ltda. (“Braskem Importação”) for R$1,803 and R$1, respectively.

(xxvi)     On November 1, 2013, approval was given to increase the capital of the subsidiary Distribuidora de Águas Triunfo S.A. (“DAT”) through the transfer of assets of the WTU at the Basic Petrochemicals Unit in the Triunfo Petrochemical Complex in RS, amounting to R$37,561, after which the capital increased from R$5 to R$37,566.

(xxvii)   On November 21, 2013, Braskem Mexico constituted Braskem Mexico Servicios S. de R. L. de C.V. (“Braskem Mexico Serviços”), whose capital amounts to MXN$3 thousand. The purpose of this subsidiary is to provide services to Braskem Mexico.

(xxviii) On November 27, 2013, Common Industries Ltd. (“Common”) repurchased 49,995 of its shares held by Braskem Qpar for US$2,591 thousand. On the same date, Braskem Incorporated Limited (“Braskem Inc”) acquired 5 common shares of Common, also held by Braskem Qpar, for US$259. Furthermore, on the same date Common canceled the shares and Braskem Inc. became the sole shareholder.

(xxix)     On December 17, 2013, the Braskem S.A. entered into a share sales agreement (“Agreement”) with Solvay Argentina S.A. (“Solvay Argentina”), through which it committed to acquire, upon the fulfillment of certain conditions provided for in the Agreement ("Acquisition"), shares representing 70.59% of the total and voting capital of Solvay Indupa S.A.I.C. (“Solvay Indupa”).

Solvay Indupa, which produces PVC and caustic soda, has two integrated production sites located in: (i) Santo André, (SP), with the capacity to produce 300 kton of PVC* and 170 kton of caustic soda*; and (ii) Bahía Blanca in the Province of Buenos Aires, Argentina, with the capacity to produce 240 kton of PVC* and 180 kton of caustic soda*.

The Agreement provides for the acquisition by Braskem of 292,453,490 shares representing 70.59% of the total and voting capital of Solvay Indupa that are held by Solvay Argentina, at the price of US$ 0.085, to be paid upon the settlement of the acquisition. The acquisition price is based on the Enterprise Value of US$290 million.

Braskem S.A.

Notes to the Consolidation Financial Statements

December 31, 2013, 2012 and 2011

All amounts in thousands of Brazilian reais unless otherwise stated

Meanwhile, Solvay Indupa holds, as of December 31, 2013, (i) 158,534,671 shares in Solvay Indupa do Brasil S.A. (“Indupa Brasil”) representing 99.99% of the total and voting capital of Indupa Brasil; and (ii) 1,010,638 shares in Solalban Energía S.A. (“Solalban”) representing 58.00% of the total and voting capital of Solalban. As a result of the Acquisition, Braskem will become an indirect shareholder of Indupa Brasil and of Solalban.

As a result of the Acquisition, Braskem carried out a public tender offer on December 18, 2013 for shares representing 29.41% of the capital of Solvay Indupa traded on the Buenos Aires Stock Exchange - BCBA, pursuant to governing legislation, and also plans to cancel the registration of Solvay Indupa at the Securities and Exchange Commission of Brazil (“CVM”).

The conclusion and effective implementation of the acquisition is subject to, among other operational conditions, approval by Brazil’s antitrust agency CADE (Administrative Council for Economic Defense).

(xxx)       On December 30, 2013, Quantiq changed its corporate type to limited liability company, with its new name being Quantiq Distribuidora Ltda.

(xxxi)     On December 31, 2013, the Braskem S.A. entered into a share sales agreement with Odebrecht Ambiental (“OA”), through which it sold its interest in the subsidiary DAT for R$315 million, to be received during 2014.

The DAT assets are shown in the balance sheet as “non-current assets held for sale.” DAT did not register results or hold liabilities in the year ended on December 31, 2013.

The change of administration with the consequent transfer of management of the DAT operations will only occur in 2014.

* Unaudited

(c)               Effect of foreign exchange variation

The Company is exposed to foreign exchange variation on the balances and transactions made in currencies other than its functional currencies, particularly in U.S. dollar, such as financial investments, trade accounts receivable, trade payables, borrowings and sales. In addition to the exchange effect of the U.S. dollar in relation to the Brazilian real, Braskem is exposed to the U.S. dollar through its subsidiaries abroad, particularly in Euros and Mexican pesos. The balances of assets and liabilities are translated based on the exchange rate at the end of each period, while transactions are based on the effective exchange rate on the date of each operation.

The following table shows the U.S. dollar average and end-of-period exchange rates for the fiscal years in this report:

Effect of foreign exchange variation

End of period rate

U.S. dollar - Brazilian real, 2013	2.3426	U.S. dollar - Mexican peso, 2013	13.1005	U.S. dollar - Euro, 2013	0.7261
U.S. dollar - Brazilian real, 2012	2.0435	U.S. dollar - Mexican peso, 2012	13.0327	U.S. dollar - Euro, 2012	0.7582
Appreciation of the U.S. dollar in relation to the Brazilian real	14.64%	Appreciation of the U.S. dollar in relation to the Mexican peso	0.52%	Devaluation of the U.S. dollar in relation to the euro	-4.23%

Average rate

U.S. dollar - Brazilian real, 2013	2.3455	U.S. dollar - Mexican peso, 2013	13.0088	U.S. dollar - Euro, 2013	0.7296
U.S. dollar - Brazilian real, 2012	2.0778	U.S. dollar - Mexican peso, 2012	12.8647	U.S. dollar - Euro, 2012	0.7619
Appreciation of the U.S. dollar in relation to the Brazilian real	12.88%	Appreciation of the U.S. dollar in relation to the Mexican peso	1.12%	Devaluation of the U.S. dollar in relation to the euro	-4.24%

Braskem S.A.

Notes to the Consolidation Financial Statements

December 31, 2013, 2012 and 2011

All amounts in thousands of Brazilian reais unless otherwise stated

2                    Summary of significant accounting policies

The principal accounting policies applied in the preparation of these financial statements are described below. These policies have been consistently applied to the years presented, with the exception of the cases mentioned in Note 2.1.1.

2.1              Basis of preparation and presentation of the financial statements

The financial statements have been prepared under the historical cost convention and were adjusted, when necessary, to reflect the fair value of assets and liabilities.

The preparation of financial statements requires the use of certain critical accounting estimates. It also requires Management to exercise its judgment in the process of applying the Company’s accounting policies. The areas involving a higher degree of judgment or complexity, or areas where assumptions and estimates are significant to the consolidated financial statements are disclosed in Note 3.

2.1.1        Revised

The financial statements of 2012 was retrospectively revised to reflect (a) the effects of the retroactive application of CPC 33 (R1) and IAS 19. The income statements for 2012 and 2011 were also retrospectively revised to reclassify (b) the results from discontinued operations to continuing operations of IQ Soluções & Química S.A. (“Quantiq”) and IQAG Armazéns Gerais Ltda. (“IQAG”) resulting from the Company’s decision to not sell assets previously held for sale.

In additional, the Company revised the “Other comprehensive income or loss” at the statement of operations separating the items between “Items that will be reclassified subsequently to profit or loss” and “Items that will not be reclassified to profit and loss”.

(a)               Post-employment benefits plans

Until 2012, actuarial gains and losses arising from actuarial remeasurement were not recognized if they were lower than 10% (a) of the present value of the defined benefit obligation; and (b) of the fair value of any assets of the plan. The accounting practice adopted in accordance with IAS 19 is in note 2.19.

Braskem S.A.

Notes to the Consolidation Financial Statements

December 31, 2013, 2012 and 2011

All amounts in thousands of Brazilian reais unless otherwise stated

(b)               Held-for-sale assets

The Management of the Company decided to maintain the investments in Quantiq and IQAG. Hence, the Company is consolidating the effects of the income statements with retroactive effect from 2011. The Company recorded charges of R$7,300 related to amortization and depreciation in 2013. The effect of those expenses for prior year is immaterial as the decision to classify these investments as held for sale occurred on December 07, 2012.

The assets and liabilities of this company in 2012 are presented at the under "Non-current assets held for sale" and "Liabilities related to non-current assets held for sale".

The consolidated information of balance sheets for Quantiq and IQAG are demonstrated below:

2012

Assets
Cash and cash equivalents	9,985
Trade accounts receivable	17,897
Inventories	106,386
Property, plant and equipment	56,727
Intangible assets	13,246
Other	73,587

Total assets	277,828

Liabilities
Trade payables	101,893
Borrowings	1,095
Payroll and related charges	5,232
Other	1,550

Total liabilities	109,770

Braskem S.A.

Notes to the Consolidation Financial Statements

December 31, 2013, 2012 and 2011

All amounts in thousands of Brazilian reais unless otherwise stated

The effects of the revision of items (a) and (b) are demonstrated below:

Balance sheet

			2012
		(a) Post-
		employment
Assets	Published	benefits	Revised

Current assets and non-current assets
held for sale	12,692,327		12,692,327

Non-current
Deferred income tax and social contribution	2,055,621	6,388	2,062,009
Investments in subsidiaries and jointly-controlled investments	86,842		86,842
Other non-current assets	26,328,788		26,328,788

	28,471,251	6,388	28,477,639

Total assets	41,163,578	6,388	41,169,966

Liabilities

Current liabilities and non-current liabilities
held for sale	12,656,627		12,656,627

Non-current
Deferred income tax and social contribution	2,138,622		2,138,622
Other non-current liabilities	17,704,529	18,204	17,722,733

	19,843,151	18,204	19,861,355

Equity
Other comprehensive income	349,227	(11,816)	337,411
Other equity	8,226,760		8,226,760

Total attributable to the Company's shareholders	8,575,987	(11,816)	8,564,171

Non-controlling interest	87,813		87,813

	8,663,800	(11,816)	8,651,984

Total liabilities and equity	41,163,578	6,388	41,169,966

Braskem S.A.

Notes to the Consolidation Financial Statements

December 31, 2013, 2012 and 2011

All amounts in thousands of Brazilian reais unless otherwise stated

Statement of operations

			2012			2011
		Reclassification			Reclassification
		(b) Assets held			(b) Assets held
	Published	for sale	Revised	Published	for sale	Revised
Continued operations
Net sales revenue	35,513,397	646,930	36,160,327	32,497,075	589,431	33,086,506
Cost of products sold	(32,209,958)	(499,110)	(32,709,068)	(28,819,369)	(445,601)	(29,264,970)

Gross profit	3,303,439	147,820	3,451,259	3,677,706	143,830	3,821,536

Income (expenses)
Selling and distribution	(968,337)	(22,028)	(990,365)	(799,772)	(20,243)	(820,015)
General and administrative	(998,261)	(72,768)	(1,071,029)	(934,779)	(73,288)	(1,008,067)
Research and development	(106,198)	1	(106,197)	(99,083)		(99,083)
Results from equity investments	(25,807)		(25,807)	(1,665)	622	(1,043)
Other operating income (expenses), net	333,767	(310)	333,457	26,433	6,473	32,906

Operating profit	1,538,603	52,715	1,591,318	1,868,840	57,394	1,926,234

Financial results
Financial expenses	(3,902,499)	(23,710)	(3,926,209)	(3,551,717)	(8,816)	(3,560,533)
Financial income	530,182	1,746	531,928	765,025	(5,947)	759,078

	(3,372,317)	(21,964)	(3,394,281)	(2,786,692)	(14,763)	(2,801,455)

Profit (loss) before income tax and
social contribution	(1,833,714)	30,751	(1,802,963)	(917,852)	42,631	(875,221)

Current and deferred income tax and social contribution	793,376	(10,265)	783,111	373,742	(14,237)	359,505
	793,376	(10,265)	783,111	373,742	(14,237)	359,505

Profit (loss) for the period of continued operations	(1,040,338)	20,486	(1,019,852)	(544,110)	28,394	(515,716)

Discontinued operations results
Profit from discontinued operations	451,262	(26,402)	424,860	(70,911)	99,191	28,280
Current and deferred income tax and social contribution	(149,229)	5,916	(143,313)	(14,948)	14,237	(711)
	302,033	(20,486)	281,547	(85,859)	113,428	27,569

Loss for the year	(738,305)		(738,305)	(488,147)		(488,147)

Attributable to:
Company's shareholders	(731,143)		(731,143)	(496,450)		(496,450)
Non-controlling interest	(7,162)		(7,162)	8,303		8,303

	(738,305)		(738,305)	(488,147)		(488,147)

Braskem S.A.

Notes to the Consolidation Financial Statements

December 31, 2013, 2012 and 2011

All amounts in thousands of Brazilian reais unless otherwise stated

Statement of comprehensive income

			2012
	Published	(b) Post-employment benefits	Revised

Loss for the year	(738,305)		(738,305)

Other comprehensive income or loss:
Items that may be reclassified subsequently to profit or loss
Fair value of cash flow hedge	16,238		16,238
Income tax and social contribution	(5,522)		(5,522)
	10,716		10,716

Foreign currency translation adjustment	78,780		78,780

Total	89,496		89,496

Items that will not be reclassified to profit or loss:
Defined benefit plan actuarial (loss) gain		(18,204)	(18,204)
Income tax and social contribution		6,388	6,388

Total		(11,816)	(11,816)

Total other comprehensive income or loss	89,496	(11,816)	77,680

Total comprehensive income or loss for the year	(648,809)	(11,816)	(660,625)

Attributable to:
Company's shareholders - continued operations	(940,312)	(11,816)	(952,128)
Company's shareholders - discontinued operations	281,547		281,547
Non-controlling interest	9,956		9,956

Total comprehensive income or loss for the year	(648,809)	(11,816)	(660,625)

Braskem S.A.

Notes to the financial statements

Years ended December 31

All amounts in thousands of reais

2.1.2        Consolidated financial statements

The consolidated financial statements were prepared and presented in accordance with the International Reporting Standards “IFRS” issued by the International Accounting Standards Board “IASB”.

(a)               Consolidation

The financial statements of subsidiaries and specific purpose entities included in the consolidated financial statements have been prepared in accordance with the same accounting practices as those adopted by the Braskem S.A..

The consolidation process provided for in pronouncement IFRS 10 corresponds to the sum of balance sheet accounts and profit and loss, in addition to the following eliminations:

a)      the investments of the Company in the equity of subsidiaries;

b)      balance sheet accounts between companies;

c)      income and expenses arising from commercial and financial operations carried out between companies; and

d)      the portions of profit and loss for the year and assets that correspond to unrealized gains and unrealized losses with third parties on transactions between companies.

Braskem S.A.

Notes to the financial statements

Years ended December 31

All amounts in thousands of reais

The consolidated financial statements comprise the financial statements of Braskem S.A. and the following subsidiaries:

	Total interest - %
	Headquarters
	(Country)	2013	2012	2011

Direct and Indirect subsidiaries
Braskem Alemanha	Germany	100.00	100.00	100.00
Braskem America Finance Company ("Braskem America Finance")	USA	100.00	100.00	100.00
Braskem America, Inc. (“Braskem America”)	USA	100.00	100.00	100.00
Braskem Argentina S.A. (“Braskem Argentina”)	Argentina	100.00	100.00	100.00
Braskem Austria	Austria	100.00	100.00
Braskem Austria Finance	Austria	100.00	100.00
Braskem Chile	Chile	100.00	100.00	100.00
Braskem Espanha	Spain	100.00	100.00
Braskem Finance Limited (“Braskem Finance”)	Cayman Islands	100.00	100.00	100.00
Braskem Idesa	Mexico	75.00	75.00	65.00
Braskem Idesa Servicios S.A. de CV ("Braskem Idesa Serviços")	Mexico	75.00	75.00	65.00
Braskem Importação	Brazil	100.00	100.00	100.00
Braskem Incorporated Limited (“Braskem Inc”)	Cayman Islands	100.00	100.00	100.00
Braskem México Serviços	Mexico	100.00
Braskem México, S de RL de CV (“Braskem México”)	Mexico	100.00	100.00	100.00
Braskem Netherlands B.V (“Braskem Holanda”)	Netherlands	100.00	100.00	100.00
Braskem Participações	Brazil	100.00	100.00	100.00
Braskem Petroquímica	Brazil	100.00	100.00	100.00
Braskem Petroquímica Chile Ltda. (“Petroquímica Chile”)	Chile	100.00	100.00	100.00
Braskem Qpar	Brazil	100.00	100.00	100.00
Cetrel	Brasil			54.09
Common	British Virgin Islands	100.00	100.00	100.00
DAT	Brazil	100.00		100.00
Ideom Tecnologia Ltda. ("Ideom)	Brazil			100.00
IQAG	Brazil	100.00	100.00	100.00
Lantana Trading Co. Inc. (“Lantana”)	Bahamas	100.00	100.00	100.00
Norfolk Trading S.A. (“Norfolk”)	Uruguay	100.00	100.00	100.00
Politeno Empreendimentos Ltda. (“Politeno Empreendimentos”)	Brazil	100.00	100.00	100.00
Quantiq	Brazil	100.00	100.00	100.00
Riopol	Brazil		100.00	100.00

Specific Purpose Entity ("SPE")
Fundo de Investimento Multimercado Crédito Privado Sol (“FIM Sol”)	Brazil	100.00	100.00	100.00
Fundo de Investimento Caixa Júpiter Multimercado Crédito Privado
Longo Prazo ("Fundo Júpiter)	Brazil	100.00	100.00

Jointly-controlled investment
Refinaria de Petróleo Riograndense S.A. (“RPR”)	Brazil			33.20
Polietilenos de America S.A.("Polimerica")	Venezuela			49.00
Polipropileno Del Sur S.A.(“Propilsur”)	Venezuela			49.00

(a.i)     Non-controlling interest in the equity and results of operations of the Company’s subsidiaries

	Adjusted shareholders' equity			Adjusted profit (loss) for the period
	2013	2012	2011	2013	2012	2011

Braskem Idesa	137,116	87,813	93,578	(2,659)	(7,162)	(4,695)
Cetrel			121,744			12,998
Total	137,116	87,813	215,322	(2,659)	(7,162)	8,303

Braskem S.A.

Notes to the financial statements

Years ended December 31

All amounts in thousands of reais

2.2              Operating segment reporting

This information is prepared and presented consistently with the internal report provided to the Chief Executive Officer, who is the main operating decision-maker and responsible for allocating resources and assessing performance of the operating segments (Note 37).

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

(b)               Brazilian real as functional currency

The company has a few companies abroad that also use the real as their functional currency. Foreign currency transactions and balances are translated into the functional currency using the foreign exchange rates prevailing at the dates of the transactions or at year end, as applicable. Foreign exchange gains and losses resulting from the settlement of such transactions and from the translation at year-end foreign exchange rates of monetary assets and liabilities denominated in foreign currencies are recognized in the statement of operations as “financial income” and “financial expenses”, respectively, except those designated for hedge accounting, which are, in this case, deferred in equity as cash flow hedges.

(c)               Functional currency other than the Brazilian real

Some subsidiaries and a jointly-controlled investments have a different functional currency from that of the Braskem S.A., as follows:

				Braskem		Braskem
		Braskem Idesa	Braskem	México	Braskem	America	Braskem	Braskem
Propilsur	Braskem Idesa	Serviços	México	Serviços	America	Finance	Alemanha	Áustria
USD	MXN	MXN	MXN	MXN	USD	USD	EUR	EUR

USD = U.S. dollar

EUR = Euro

MXN = Mexican peso

The financial statements of these companies are translated into reais based on the following rules:

•         assets and liabilities for each balance sheet presented are translated at the closing rate at the date of that balance sheet;

•         equity is converted at the historical rate, that is, the foreign exchange rate prevailing on the date of each transaction; and

•         income and expenses for each statement of operations are translated at the monthly average rate.

Braskem S.A.

Notes to the financial statements

Years ended December 31

All amounts in thousands of reais

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

2.5              Financial assets

2.5.1        Classification and measurement

Financial assets are classified as held for trading, loans and receivables held to maturity. This classification depends on the purpose for which they were acquired.

These financial assets are derecognized when the corresponding rights to receive cash flows have been received or transferred and the Company has transferred substantially all risks and rewards of ownership of the related assets.

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

Assets held to maturity – the Company’s held-to-maturity financial investments comprise mainly quotas of investment funds in credit rights.

Braskem S.A.

Notes to the financial statements

Years ended December 31

All amounts in thousands of reais

2.5.2        Impairment of financial assets

The Company permanently assesses the existence of objective evidence that a financial asset, classified as loans and receivables or held-to-maturity is impaired. The criteria the Company uses to determine that there is objective evidence of an impairment loss include:

a)      significant financial difficulty of the issuer or debtor;

b)      a breach of contract by the issuer or debtor, such as a default or delinquency in interest or principal payments;

c)      it becomes probable that the debtor will enter bankruptcy or other financial reorganization; or

d)      the disappearance of an active market for that financial asset because of financial difficulties.

Losses are recorded when there is objective evidence of impairment as a result of one more events that occurred after the initial recognition of the asset and that loss event has an impact on the future cash flows that can be reliably estimated.

The amount of any impairment loss is measured as the difference between the asset’s carrying amount and the present value of future cash flows carried to their future value at market rates and discounted at the financial asset’s original effective interest rate. This methodology does not apply to the calculation of the provision for impairment.

The methodology adopted by the Company for recognizing the provision for impairment is based on the history of losses and considers the sum of (i) 100% of the amount of receivables past due for over 180 days; (ii) 50% of the amount of receivables past due for over 90 days; (iii) 100% of the amount of receivables under judicial collection (iv) all the receivables from the first renegotiation maturing within more than 24 months; and (v) 100% of the receivables arising from a second renegotiation with customers. Receivables from related parties are not considered in this calculation.

2.6              Derivative financial instruments and hedging activities

Derivatives are recognized at fair value on an ongoing basis. The recognition of the gain or loss in profit or loss depends on whether the derivative is designated as a hedging instrument.

(a)               Designated as hedge accounting

Management may designate certain derivatives as hedges of a particular risk associated with a recognized asset or liability or a highly probable forecast transaction. It may also designate non-derivative financial instruments as hedge for highly probable future sales in foreign currency (cash flow hedge). The Company documents at the inception of the transaction the relationship between hedging instruments and hedged items, as well as its risk management objectives and strategy for undertaking various hedging transactions. It also documents its assessment, on an ongoing basis, of whether the derivatives that are used in hedging transactions are highly effective in offsetting changes in fair values or cash flows of hedged items.

Braskem S.A.

Notes to the financial statements

Years ended December 31

All amounts in thousands of reais

The effective portion (i) of the changes in the fair value of hedge derivatives and (ii) of the exchange variation of financial liabilities designated and qualified as sales flow hedge is recognized in equity, under “other comprehensive income”. These amounts are transferred to profit or loss for the periods in which the hedged item affects the financial results. The ineffective portion is recognized immediately in the statement of operations as “financial result”.

When the hedge instrument matures or is sold or when it no longer meets the criteria for hedge accounting, it is prospectively discontinued and any cumulative gain or loss in equity remains in equity and is recognized in profit or loss when the hedged item or transaction affects profit or loss. If the hedged item or transaction is settled in advance, discontinued or is not expected to occur, the cumulative gain or loss in equity is immediately transferred to “financial result”.

The cash flow hedge transactions carried out by the Company are described in Note 21.2.1(b).

(b)               Derivatives at fair value through profit or loss

Derivatives not designated as hedge instruments are classified as current assets or liabilities. Changes in the fair value of these derivative instruments are recognized immediately in the statement of operations under “financial results”, regardless of the instrument contracted.

2.7              Trade accounts receivable

Trade accounts receivable are recognized at the amount billed net of the allowance for doubtful accounts. The Company’s billing period is generally 30 days; therefore, the amount of the trade accounts receivable corresponds to their fair value on the date of the sale (Note 9).

2.8              Inventories

Inventories are stated at the lower between the average acquisition or production cost or at the estimated retail price, net of taxes. The Company determines the cost of its production using the absorption method, and uses the weighted average cost to determine the value of its inventories.

2.9              Discontinued operations

The Company classifies as discontinued the operations related to cash generating units or reportable operating segment that have been divested or are undergoing divestment and are classified as held-for-sale.

Profit or loss from discontinued operations is presented in a single item on the statement of operations for the period. In addition, detailed information is also reported, as follows:

(i) revenue, cost of sales, general and administrative expenses and profit or loss before income tax and social contribution;

(ii) income tax and social contribution;

(iii) gains from the sale of assets that comprise the discontinued operation; and

(iv) income tax and social contribution related to item (iii) above.

Braskem S.A.

Notes to the financial statements

Years ended December 31

All amounts in thousands of reais

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

2.11          Investments in jointly-controlled investments

Jointly-controlled investments are all entities over which the Company shares, under an agreement, control with one or more parties. Jointly-controlled investments are initially accounted for at cost and subsequently using the equity method.

The unrealized gains in operations between the Company and its jointly-controlled investments are eliminated proportionately to its interest in these investments.

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

The financial charges are capitalized on the balance of the projects in progress using (i) an average funding rate of all borrowings; and (ii) the portion of the foreign exchange variation that corresponds to a possible difference between the average rate of financing in the internal market and the rate mentioned in item (i).

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

Notes to the financial statements

Years ended December 31

All amounts in thousands of reais

The expenditures with personnel, the consumption of small materials, maintenance and the related services from third parties are recorded, when incurred, as production costs.

Property, plant and equipment items are depreciated on a straight-line basis. The average depreciation and depletion rates used, determined based on the useful lives of the assets, are presented in Note 17.

Projects in progress are not depreciated. Depreciation begins when the assets are available for use.

The Company does not attribute a residual value to assets due to its insignificance.

2.13          Intangible assets

The group of accounts that comprise the intangible assets is the following:

(a)               Goodwill based on future profitability

The existing goodwill was determined in accordance with the criteria established by the accounting practices adopted in Brazil before the adoption of the IFRS and represent the excess of the amount paid over the amount of equity of the entities acquired. Upon adoption of IFRS, the Company applied the exemption related to business combinations prior to January 1, 2009 and did not remeasure these amounts. This goodwill has not been amortized since that date and it is tested annually for eventual impairment.

(b)               Trademarks and patents

The technologies acquired from third parties, including those acquired through business combination, are recorded at the cost of acquisition and/or fair value and other directly attributed costs, net of accumulated amortization and provision for impairment, when applicable. Technologies that have defined useful lives and are amortized using the straight-line method based on the term of the purchase agreement (between 10 and 20 years)

Expenditures with research and development are accounted for in profit or loss as they are incurred.

(c)               Contractual customer and supplier relationships

Contractual customer and supplier relationships arising from a business combination were recognized at fair value at the respective acquisition dates. These contractual customer and supplier relationships have a finite useful life and are amortized using the straight-line method over the term of the respective purchase or sale agreement (between 14 and 28 years).

(d)               Software

Software is recorded at cost net of accumulated amortization. Cost includes the acquisition price and/or internal development costs and all other costs directly related with making the software usable. All software booked has defined useful life estimated between 3 and 10 years and is amortized using the straight-line method. Costs associated with maintaining computer software programs are recognized in profit or loss as incurred.

Braskem S.A.

Notes to the financial statements

Years ended December 31

All amounts in thousands of reais

2.14          Impairment of non-financial assets

Assets that have indefinite useful lives, as goodwill based on future profitability, are not subject to amortization and are tested annually for impairment. This goodwill is allocated to the Cash Generating Units (“CGU”) or operating segments for the purposes of impairment testing.

Assets that that have defined useful lives are reviewed for impairment whenever events or circumstances indicate that the carrying amount may not be recoverable.

An impairment loss is recognized when the asset’s carrying amount exceeds its recoverable amount. The recoverable amount is the higher of (i) an asset’s fair value less costs to sell; (ii) and its value in use. Taking into consideration the peculiarities of the Company’s assets, the value used for assessing impairment is the value in use, except when specifically indicated otherwise. The value in use is estimated based on the present value of future cash flows (Note 17(a)).

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

Braskem S.A.

Notes to the financial statements

Years ended December 31

All amounts in thousands of reais

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

The cost components of defined-benefit plans are recognized as follows:

(i)            actuarial gains and losses from the actuarial remeasurement are recognized under “other comprehensive income”.

Braskem S.A.

Notes to the financial statements

Years ended December 31

All amounts in thousands of reais

(ii)          costs of past services are recognized as profit or loss as they are incurred; and

(iii)        the net amount of interest on the assets and liabilities of the plan are recorded in the financial results for the period.

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

(ii)          Contingent liabilities – are not recognized, except when Management considers, supported by the opinion of its external legal advisors, that the chances of an unfavorable outcome is probable. For unrecognized contingencies, the Company discloses the main proceedings for which an unfavorable outcome is assessed as a possible in (Note 29).

(iii)        Judicial deposits – are maintained in non-current assets without the deduction of the related provisions for contingencies or legal liabilities, unless such deposit can be legally offset against liabilities and the Company intends to offset such amounts.

2.21          Distribution of dividends

The distribution of dividends to shareholders of the company is recognized based on Brazilian Corporation Law and on the bylaws of the Company.

Upon closing the balance sheet, the amount corresponding to the minimum mandatory dividend (Note 30(b)) is registered in current liabilities under “dividends and interest on capital payable” since it is considered a legal obligation provided for in the bylaws of the Company. The portion of dividends that exceeds the minimum mandatory amount is represented in “additional proposed dividend”, in the “revenue reserves” group under shareholders' equity. Once approved by the shareholders’ meeting, this portion is transferred to current liabilities.

2.22          Recognition of sales revenue

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

28

Braskem S.A.

Notes to the financial statements

Years ended December 31

All amounts in thousands of reais

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

2.23          Rules, changes and interpretation applied for the first time in 2013

Braskem applied for the first time in 2013 the effects of IAS 19 – “Employee benefits” (Note 2.1.1 (a)) and the amendment of IAS 1 – “Presentation of Financial Statements” including the disclosure of profits and losses in other comprehensive income that will affect or not the result of the period at the Financial of Operations.

There are other changes applied for the first time in 2013. Nonetheless, they have no impact to the Company financial statements.

2.24          Rules, changes and interpretations of standards that will be in force in 2014

Rules, changes and interpretations of standards that will be in force in 2014 and have not been adopted early by the Company:

IAS 32 – “Financial Instruments: Presentation” provides further clarification in addition to the application guidance in IAS 32 on the requirement to offset financial assets and liabilities in the balance sheet. The standard will be applicable as of January 1, 2014.

IFRS 10, IFRS 12 and IAS 27 - "Investment Entities" – in October 2012, IASB issued an amendment to the IFRS 10, IFRS 12 and IAS 27 standards, which defines investment entities and introduces an exception to the consolidation of subsidiaries by investment entities, also establishing the accounting treatment in these cases. These will be applicable as of January 1, 2014.

The Company analyzed these standards and concluded that there will be no impacts on its consolidated financial statements.

2.25          Rules, changes and interpretations of standards that are not yet in force

Rules, changes and interpretations of standards that currently are not in force and have not been adopted early by the Company:

Braskem S.A.

Notes to the financial statements

Years ended December 31

All amounts in thousands of reais

IFRS 9 – “Financial Instruments” outlines the requirements for the classification, measurement and recognition of financial assets and liabilities IFRS 9 was issued in November 2009 and October 2010 and substitutes the paragraphs in IAS 39 related to the classification and measurement of financial instruments. IFRS 9 required classification of financial assets into two categories: measured at fair value and measured at amortized cost.  Classification is determined when the financial asset is initially recognized. Classification depends on the business model of the entity and the characteristics of the cash flow arrangements of the financial instruments. For financial liabilities, the standard maintains most of the requirements under IAS 39. The main change is when the fair value option is adopted for financial liabilities, in which case the portion of change in fair value that is attributable to changes in the credit risk of the entity is registered in “other comprehensive income” and not in the statement of operations, except for cases in which this results in accounting mismatches. The standard will be applicable as of January 1, 2015.

3                    Application of critical accounting practices and judgments

Critical estimates and judgments

Critical estimates and judgments are those that require the most difficult, subjective or complex judgments by Management, usually as a result of the need to make estimates that affect issues that are inherently uncertain. Estimates and judgments are continually reassessed and are based on historical experience and other factors, including expectations of future events that are believed to be reasonable under the circumstances. Actual results can differ from planned results due to differences in the variables, assumptions or conditions used in making estimates

In order to provide an understanding of the way the Company forms its judgments on future events, the variables and assumptions used in estimates are presented below:

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

The recognition and the amount of deferred taxes assets depend on the generation of future taxable income, which requires the use of an estimate related to the Company’s future performance. This estimative is in the Business Plan, which is approved by the Board of Directors. This plan is prepared by the Executive Board using as main variables the price of the products manufactured by the Company, price of naphtha, expected market growth, Gross Domestic Product (“GDP”), exchange variation, interest rate, inflation rate and fluctuations in the supply and demand of inputs and finished products are obtained from expert external consultants, historical performance and results of the Company and its capacity to generate taxable income, improvement in the utilization rates of the Company's plants based on market growth and internal programs focused on operational efficiency, specific incentives from the Brazilian government for the petrochemical sector in Brazil. The Company annually reviews the projection of taxable income. If this projection shows that the taxable income will not be sufficient to absorb the deferred tax, the corresponding portion of the asset that cannot be recovered is written off.

The tax losses and social contribution negative bases do not expire under Brazilian tax laws, as well as tax losses in Germany.

Braskem S.A.

Notes to the financial statements

Years ended December 31

All amounts in thousands of reais

3.2              Fair value of derivative and non-derivative financial instruments

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

3.3              Useful life of assets

The Company recognizes the depreciation and depletion of its long-lived assets based on their useful life estimated by independent appraisers and approved by the Company’s technicians taking into consideration the experience of these professionals in the Management of Braskem’s plants. The useful lives initially established by independent appraisers are reviewed at the end of every year by the Company’s technicians in order to check whether they need to be changed. In December 2013, this analysis concluded that the useful lives applied in 2013 should be maintained in 2014.

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

The useful lives applied to the assets determined the following average depreciation and depletion rates:

	(%)
	2013	2012
Buildings and improvements	3.42	3.59
Machinery, equipment and installations	7.23	7.25
Mines and wells	8.96	9.01
Furniture and fixtures	10.28	10.75
IT equipment	21.21	20.50
Lab equipment	9.30	9.90
Security equipment	9.83	9.99
Vehicles	20.02	18.71
Other	15.86	19.54

Braskem S.A.

Notes to the financial statements

Years ended December 31

All amounts in thousands of reais

3.4              Business combination

In accordance with IFRS 3, the Company must allocate the cost of the assets acquired and the contingencies and liabilities assumed based on their estimated fair values on the acquisition date.

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

3.5              Impairment test for tangible and intangible assets

(a)               Tangible and intangible assets with defined useful lives

On the balance sheet date, the Company makes an analysis to determine if there is evidence that the amount of long-lived tangible assets and intangible assets with defined useful lives will not be recoverable. This analysis is based on the business plan prepared and approved annually by the Management of the Company (Note 3.1).

When some indication that the amount of these assets will not be recovered is identified, the Company compares the book value of such assets with the respective values in use. For this test, the Company uses the cash flow that is prepared based on the Business Plan. The assets are allocated to the CGUs as follows:

Basic petrochemicals operating segment:

•           CGU UNIB Bahia: represented by assets of the basic petrochemicals plants located in the BA;

•           CGU UNIB South: represented by assets of the basic petrochemicals plants located in the RS;

•           CGU UNIB Southeast: represented by assets of the basic petrochemicals plants located in the RJ and SP;

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

Braskem S.A.

Notes to the financial statements

Years ended December 31

All amounts in thousands of reais

Chemical Distribution operating segment:

•           represented by assets of the subsidiaries Quantiq and IQAG.

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

For the purposes of testing impairment, the Company allocated the goodwill existing at the CGU UNIB South and in the Polyolefins and Vinyls operating segments. The Company’s Management allocated the goodwill to the Polyolefins segment based on the way this goodwill is internally managed. The existing goodwill was generated in a business combination that resulted in the simultaneous acquisition of polypropylene and polyethylene plants. The main raw materials of these plants were already supplied by the Braskem S.A., which allowed for the obtainment of significant synergies in the operation. These synergies were one of the main drivers of that acquisition. Accordingly, the Company’s Management tested this goodwill and assets for impairment in the ambit of their operating segment since the benefits of the synergies are associated with all units acquired.

3.6              Provisions and contingent liabilities

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

Possible loss – these are proceedings for which the possibility of loss is greater than remote. The loss may occur, however, the elements available are not sufficient or clear to allow for a conclusion on whether the trend is for a loss or a gain. In percentage terms, the probability of loss is between 25% and 50%. For these claims, except for the cases of business combinations, the Company does not recognize a provision and mentions the most significant ones in a note to the financial statements (Note 29). In business combination transactions, in accordance with the provision in IFRS 3, the Company records the fair value of the claims based on the assessment of loss (Note 24). The amount of the provision corresponds to the value of the matter, plus charges corresponding to the variation in the Selic rate, multiplied by the probability of loss.

Braskem S.A.

Notes to the financial statements

Years ended December 31

All amounts in thousands of reais

Remote loss – these are proceedings for which the risk of loss is small. In percentage terms, this probability is lower than 25%. For these proceedings, the Company does not recognize a provision not does it disclose them in a note to the financial statements regardless of the amount involved.

The Company’s Management believes that the estimates related to the outcome of the proceedings and the possibility of future disbursement may change in view of the following: (i) higher courts may decide in a similar case involving another company, adopting a final interpretation of the matter and, consequently, advancing the termination of the of a proceeding involving the Company, without any disbursement or without implying the need of any financial settlement of the proceeding; and (ii) programs encouraging the payment of the debts implemented in Brazil at the Federal and State levels, in favorable conditions that may lead to a disbursement that is lower than the one that is recognized in the provision or lower than the value of the matter.

4                    Risk Management

Braskem is exposed to market risks arising from variations in commodity prices, foreign exchange rates, interest rates, credit risks of its counterparties in cash equivalents, financial investments, trade accounts receivable and liquidity risks to meet its obligations from financial liabilities.

Braskem adopts procedures for managing market and credit risks that are in conformity with the  financial policy approved by the Board of Directors on August 9, 2010. The purpose of risk management is to protect the cash flows of Braskem and reduce the threats to the financing of its operating working capital and investment programs.

4.1              Market risks

Braskem prepares a sensitivity analysis for risks of exchange rates and interests to which it is exposed, which is presented in Note 21.4.

(a)               Exposure to commodity risks

Braskem is exposed to the variation in the prices of various commodities and, in general, seeks to transfer the variations caused by fluctuations in market prices. In addition, the Company entered into derivative operations to hedge against the exposure to risks arising from isolated transactions involving the commodities naphtha and ethylene (Note 21.2.1).

(b)               Exposure to foreign exchange risk

Braskem has commercial operations denominated in or pegged to foreign currencies. Braskem’s inputs and products have prices denominated in or strongly influenced by international prices of commodities, which are usually denominated in U.S. dollar. Additionally, Braskem has long-term loans in foreign currencies that expose it to variations in the foreign exchange rate between the function currency (principally Brazilian real, Mexican pesos and euro) with the foreign currency, in particular the U.S. dollar. Braskem manages its exposure to foreign exchange risk through the combination of debt, financial investments, accounts receivable and raw material purchases denominated in foreign currencies and through derivative operations. Braskem’s financial policy for managing foreign exchange risks provides for the maximum and minimum coverage limits that must be observed and which are continuously monitored by its Management.

On December 31, 2013, Braskem prepared sensitivity analysis for its exposures to risks of exchange rate fluctuation of euro and dollar, as informed in Note 21.4.

Braskem S.A.

Notes to the financial statements

Years ended December 31

All amounts in thousands of reais

(c)               Exposure to interest rate risk

Braskem is exposed to the risk that a variation in floating interest rates causes an increase in its financial expense due to payments of future interest. Debt denominated in foreign currency subject to floating rates is mainly subject to fluctuations in Libor. Debt denominated in local currency is mainly subject to the variation in the Long-Term Interest Rate (“TJLP”), and in the Interbank Certificate of Deposit (“daily CDI”) rate.

In the year, Braskem held swap contracts (Note 21.2.1) in which it: (i) receives the pre-contractual rate and pays the CDI overnight rate; and (ii) receives Libor and pays a fixed rate.

On December 31, 2013, Braskem prepared a sensitivity analysis for the exposure to the floating interest rates Libor, CDI and TJLP, as informed in Notes 21.4(f), (g) and (h).

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

On December 31, 2013, Braskem held netting contracts with Banco Citibank S.A., HSBC Bank Brasil S.A. – Banco Múltiplo, Banco Itaú BBA S.A., Banco Safra S.A., Banco Santander S.A.,  Banco Votorantim S.A., Banco West LB do Brasil S.A., Banco Caixa Geral – Brasil S.A., and Banco Bradesco S.A.  Approximately 36% of the amounts held in cash and cash equivalents (Note 7) and financial investments (Note 8) are contemplated by these agreements, whose related liabilities are accounted for under “borrowings” (Note 19). The effective netting of these amounts is possible only in the event of default by one of the parties.

With respect to the credit risk of customers, Braskem protects itself by performing a rigorous analysis before granting credit and obtaining secured and unsecured guarantees when considered necessary.

The maximum exposure to credit risk of non-derivative financial instruments on the reporting date is the sum of their carrying amounts less any provisions for impairment losses. On December 31, 2013, the balance of trade accounts receivable was net of allowance for doubtful accounts of R$282,753 (2012 - R$256,884) (Note 9).

4.3              Liquidity risk

Braskem has a calculation methodology to determine operating cash and minimum cash for the purpose of, respectively: (i) ensuring the liquidity needed to comply with obligations for the following month; and (ii) ensuring that the Company maintains liquidity during potential crises. These amounts are calculated based on the projected operating cash generation, less short-term debts, working capital needs and other items.

Some of Braskem’s borrowing agreements had financial covenants that linked net debt and the payment of interest to its consolidated EBITDA (earnings before interest, tax, depreciation and amortization) (Note 19), which were monitored on a quarterly basis by the Company’s Management. These agreements were settled in the third quarter of 2012 and the Company no longer holds commitments of this nature.

Braskem S.A.

Notes to the financial statements

Years ended December 31

All amounts in thousands of reais

Additionally, Braskem has three revolving credit lines that may be used without restrictions in the amounts of: (i) US$350 million for a period of four 4 as from November 2012; and (ii) US$250 million for a period of 5 years as from August 2011; and (iii) R$450 million for a period of 3 years as from December 2012. These credit facilities enable Braskem to reduce the amount of cash it holds. Until December 31, 2013, any credit from these lines had being drowned.

The table below shows Braskem’s financial liabilities by maturity, corresponding to the period remaining between the balance sheet date and the contractual maturity date. These amounts are calculated from undiscounted cash flows and may not be reconciled with the balance sheet.

		Until	Between one and	Between two and	More than
	Note	one year	two years	five years	five years	Total
Financial liabilities
Trade payables		10,421,687				10,421,687
Borrowings		1,291,993	3,896,070	3,875,378	20,445,519	29,508,960
Project finance		29,317	106,888	720,944	6,588,359	7,445,508
Derivatives		95,123	(68,128)	464,168		491,163
Other payables	(i)		133,416	142,326	370,420	646,162
At December 31, 2013		11,838,120	4,068,246	5,202,816	27,404,298	48,513,480

(i)         Refers to amounts payable to non-controlling shareholders of Braskem Idesa and amounts payable to BNDES Participações S.A., as part of the business combination with Quattor, in the amounts of R$370,420 and R$275,742, respectively.

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

5                    Discontinued operations

In the last quarter of 2012, the Management of the Company divested its interests in the capital of Cetrel and Braskem Distribuidora.

The accounting practices used to recognize and measure these transactions are described in Note 2.9.

•           Cetrel

Braskem held 54.2% of the total and voting capital of Cetrel, whose activities include effluent treatment, industrial waste management, air and water monitoring, laboratory services and environmental consulting services.

Braskem S.A.

Notes to the financial statements

Years ended December 31

All amounts in thousands of reais

This investment was sold, on December 28, 2012, to Odebrecht Ambiental (Note 1(b.xix)) for R$208,100. The sale price defined by the parties was confirmed by a specialized company contracted for this purpose, which issued a favorable fairness opinion regarding the price. The amount was fully received in 2013.

With this sale, Braskem recognized a gain of R$48,827 in 2012.

The results of Cetrel for 2012 and the gain from its divestment are presented in the line “profit or loss from discontinued operations” in the consolidated statements of operations and detailed in item (a) of this Note.

The operating profit or loss of Cetrel was presented under segment information as “Other segments” (Note 37).

•           Braskem Distribuidora

Braskem held 100% of the capital of Braskem Distribuidora, whose business activities include the production of demineralized, clear drinking water and managing the fire water reservoir.

This investment was sold on December 28, 2012 to Odebrecht Ambiental for R$444,000. The sale price defined by the parties was confirmed by a specialized company, which issued a favorable fairness opinion regarding the price. The amount was fully received in 2013.

With this sale, Braskem recognized a gain of R$359,892 in 2012.

The results of Braskem Distribuidora for 2012 and the gain from its divestment are presented in the line “profit or loss from discontinued operations” in the consolidated statements of operations and detailed in item (a) of this Note.

The operating results of Braskem Distribuidora were presented in the segment information as “Other segments” (Note 37).

Braskem S.A.

Notes to the financial statements

Years ended December 31

All amounts in thousands of reais

(a)               Gains or losses from discontinued operations

Statements of discontinued operations.

	Note	2012	2011
	2.1.1(b)	Revised	Revised

Net sales revenue		81,703	89,654
Cost of products sold		(48,660)	(54,973)
Gross profit		33,043	34,681

Selling, General and administrative expenses		(30,592)	(22,149)
Other operating income, net		5,209	19,192
Operating gain		7,660	31,724

Financial results		8,481	(3,444)
Gain on sale of equity investments		408,719
Profit before income tax and social contribution		424,860	28,280

Current and deferred income tax and social contribution		(143,313)	(711)
Discontinued operations results		281,547	27,569

This information is presented after eliminating the operations between companies in the group.

Braskem S.A.

Notes to the financial statements

Years ended December 31

All amounts in thousands of reais

(b)               Cash flow statements from discontinued operations

Statements of cash flow from discontinued operations.

	Note	2012	2011
	2.1.1(b)	Revised	Revised

Profit before income tax and social contribution		424,860	28,280

Adjustments for reconciliation of profit
Depreciation, amortization and depletion		10,644	11,757
Interest and monetary and exchange variations, net		2,964	1,585
Gain on sale of equity investments		(408,719)
Other adjustments		1,276	47

		31,025	41,669

Changes in operating working capital		2,642	(294)

Net cash generated by operating activities		33,667	41,375

Acquisitions to property, plant and equipment		(33,883)	(21,065)
Acquisitions of intangible assets		(732)	(179)

Net cash used in investing activities		(34,615)	(21,244)

Short-term and long-term debt
Obtained borrowings		-	54,980
Payment of borrowings		(19,423)	(7,157)
Non-controlling interests in subsidiaries		9,930

Net cash used in financing activities		(9,493)	47,823

Increase in cash and cash equivalents		(10,441)	67,954

Represented by
Cash and cash equivalents at the beginning of the period		141,804	73,850
Cash and cash equivalents at the end of the period		131,363	141,804

Decrease in cash and cash equivalents		(10,441)	67,954

6                    Business combination

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

The negotiation included four industrial units, of which two are in the United States and two in Germany, with combined annual production capacity of 1,050 thousand tons of PP.

The negotiation involved the acquisition mainly of industrial plants, trade accounts receivable, inventory and assumed liabilities related to the business operation. In the United States, the acquired plants are located in the state of Texas and have annual capacity of 505 thousand tons. In Germany, the acquired plants are located in Wesseling and Schkopau and have annual production capacity of 545 thousand tons.

Braskem S.A.

Notes to the financial statements

Years ended December 31

All amounts in thousands of reais

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

Braskem S.A.

Notes to the financial statements

Years ended December 31

All amounts in thousands of reais

The following table summarizes the consideration paid to Dow Chemical and the fair values of the assets acquired and liabilities assumed, which were recognized retrospectively in the financial statements of December 31, 2011:

			Total
	United		business
	States	Germany	combination	Mexico	Total
Consideration transferred
Cash	285,135	285,551	570,686	13,214	583,900
Total consideration transferred (A)	285,135	285,551	570,686	13,214	583,900

Fair value of the identifiable assets and liabilities assumed
Current assets
Trade accounts receivable	143,932	133,438	277,370	18,948	296,318
Inventories	161,617	126,385	288,002	12,661	300,663
Non-current assets
Property, plant and equipment	137,186	222,483	359,669		359,669

Current liabilities
Trade accounts payables	(140,558)	(153,310)	(293,868)	(18,395)	(312,263)
Other payable accounts	(845)	(141)	(985)		(985)
Non-current liabilities
Deferred income tax	(6,374)	(8,647)	(15,021)		(15,021)
Pension plans		(14,436)	(14,436)		(14,436)

Total identifiable assets acquired and
liabilities assumed (B)	294,959	305,773	600,731	13,214	613,945

Result of business combination (A) - (B)	9,824	20,222	30,045		30,045

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

(iv)       the fair value of trade payables was determined based on the amount paid to settle these obligations; and

Braskem S.A.

Notes to the financial statements

Years ended December 31

All amounts in thousands of reais

(v)              the fair value of private pension plans was determined based on the net present value of actuarial liabilities.

7                    Cash and cash equivalents

	2013	2012

Cash and banks (i)	987,824	398,142
Cash equivalents:
Domestic market	1,906,790	1,293,164
Foreign market (i)	1,441,245	1,596,316
Total	4,335,859	3,287,622

(i)         The amount of R$656,427 corresponds to cash and bank balance and R$153,448 corresponds to cash equivalents abroad of Braskem Idesa, available for its use on the project.

Investments in Brazil are mainly represented by fixed-income instruments and time deposits held by the exclusive FIM Sol fund. Investments abroad mainly comprise fixed–income instruments issued by first-class financial institutions (time deposit) with high market liquidity.

8                    Financial investments

		2013	2012
Held-for-trading
Investments in FIM Sol		61,670	50,803
Investments in foreign currency		3,773	5,256
Shares		1,170	3,023
Loans and receivables
Investments in FIM Sol			77,469
Investments in local currency			513
Held-to-maturity
Quotas of investment funds in credit rights	(i)	40,696	52,559
Restricted deposits			1,281
Time deposit investment		189	15,731
Investments in foreign currency	(ii)	469,376	307,639
Compensation of investments in foreign currency	(ii)	(469,376)	(307,639)
Total		107,498	206,635

In current assets		86,719	172,146
In non-current assets		20,779	34,489
Total		107,498	206,635

(i)       On December 31, 2013, the Braskem S.A. held junior subordinated shares issued by receivables-backed investment funds. These shares are measured by their redemption value and are held until the conclusion of operations of said funds. The funds issue two other types of shares that enjoy priority in compensation over the junior subordinated shares. The risk related to the operations of these funds is limited to the value of the shares held by the Braskem S.A..

(ii)     On December 31, 2013, Braskem Holanda had financial investments held to maturity that are irrevocably offset, by an export prepayment agreement of the Braskem S.A., in the amount of US$200 million, as provided for in the credit assignment agreement entered into between these two companies and Banco Bradesco (Note 19). This accounting offset was carried out in accordance with IAS 32, which provide for the possibility of offsetting financial instruments when there is intent and rightfully executable right to realize an asset and settle a liability simultaneously.

Braskem S.A.

Notes to the financial statements

Years ended December 31

All amounts in thousands of reais

9                    Trade accounts receivable

	2013	2012
Consumers
Domestic market	1,578,008	1,038,673
Foreign market	1,577,140	1,582,433
Allowance for doubtful accounts	(282,753)	(256,884)
Total	2,872,395	2,364,222

In current assets	2,810,520	2,326,480
In non-current assets	61,875	37,742
Total	2,872,395	2,364,222

The breakdown of trade accounts receivable by maturity is as follows:

	2013	2012

Accounts receivables not past due	2,650,938	2,051,353
Past due securities:
Up to 90 days	246,740	350,476
91 to 180 days	8,393	5,814
As of 180 days	249,077	213,463
	3,155,148	2,621,106
Allowance for doubtful accounts	(282,753)	(256,884)
Total customers portfolio	2,872,395	2,364,222

The changes in the balance of the allowance for doubtful accounts are presented below:

	2013	2012	2011

Balance of provision at the beginning of the year	(256,884)	(253,607)	(269,159)
Provision in the year	(27,333)	(53,255)	4,612
Write-offs	23,250	27,374	18,671
Addition by acquisition of companies			(7,731)
Write-off by investment sale		818
Transfers (of) to non-current assets held for sale	(21,786)	21,786
Balance of provision at the end of the year	(282,753)	(256,884)	(253,607)

The Company realizes part of its trade accounts receivable through the sale of trade notes to funds that acquire receivables. These operations are not entitled to recourse, for which reason the trade notes are written-off at the moment of the operation.

Braskem S.A.

Notes to the financial statements

Years ended December 31

All amounts in thousands of reais

10                Inventories

	2013	2012

Finished goods	3,429,979	2,622,736
Raw materials, production inputs and packaging	1,113,272	1,175,451
Maintenance materials	230,822	211,517
Advances to suppliers	236,672	61,385
Imports in transit and other	139,562	30,966
Total	5,150,307	4,102,055

In current assets	5,033,593	4,102,055
In non-current assets	116,714
Total	5,150,307	4,102,055

Advances to suppliers and expenditures with imports in transit are mainly related to operations for the acquisition of the main raw material.

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

(a)               Balances and transactions

	Balances at December 31, 2013
	Assets											Liabilities
		Current					Non-current					Current
	Trade accounts receivable	Related parties		Other		Total	Related parties		Other		Total	Trade payables
		Receivable notes	Other receivable				Loan agreements	Other receivable

Jointly-controlled investment
Refinaria de Petróleo Riograndense S.A. ("RPR")				150	(i)	150						3,106
				150		150						3,106

Associated companies
Borealis Brasil S.A. ("Borealis")	11,368	187				11,555
	11,368	187				11,555

Related companies
Odebrecht and subsidiaries	440		78,068	37,436	(ii)	115,944			782,565	(iii)	782,565	533,498
Petrobras and subsidiaries	99,018	9,925	36,307	42,013	(ii)	187,263	67,348	66,301			133,649	1,833,040
Other	15,135					15,135
	114,593	9,925	114,375	79,449		318,342	67,348	66,301			916,214	2,366,538

Total	125,961	10,112	114,375	79,599		330,047	67,348	66,301			916,214	2,369,644

(i)         Amount in “dividends and interest on capital payable”.

(ii)       Amount related to raw material suppliers.

(iii)      Amount of R$665,851 in "Property and equipment", referring to works in progress and R$116,714 related to raw material supply.

Braskem S.A.

Notes to the financial statements

Years ended December 31

All amounts in thousands of reais

	Income statement transactions from January to December 31, 2013

		Purchases of		Cost of
		raw materials,	Financial	production/general
	Sales	services and	income	and administrative
	of products	utilities	(expenses)	expenses

Jointly-controlled investment
RPR	18,775	39,640
	18,775	39,640

Associated companies
Borealis	291,836
	291,836

Related companies
Odebrecht and subsidiaries	23,707	284,433
Petrobras and subsidiaries	1,369,882	15,980,040	4,525
Other	34,014	4,625
	1,427,603	16,269,098	4,525

Post employment benefit plan
Odebrecht Previdência Privada ("Odeprev")				19,703
				19,703

Total	1,738,214	16,308,738	4,525	19,703

	Balances at December 31, 2012
	Assets									Liabilities
	Current						Non-current			Current
	Trade accounts receivable	Related parties		Other		Total	Related parties		Total	Trade payables
		Receivable notes	Other receivable				Loan agreements	Other receivable

Jointly-controlled investment
RPR				2,645	(i)	2,645
				2,645		2,645

Associated companies
Borealis	1,017	187				1,204
	1,017	187				1,204

Related companies
Odebrecht and subsidiaries				652,100	(ii)	652,100				1,388
Petrobras and subsidiaries	95,462		13,725			109,187	62,822	64,805	127,627	1,505,754
Sansuy	15,640					15,640
	111,102		13,725	652,100		776,927	62,822	64,805	127,627	1,507,142

Total	112,119	187	13,725	654,745		780,776	62,822	64,805	127,627	1,507,142

(i)              Amount in “dividends and interest on capital receivable”.

(ii)            Amount in “other receivables” in the balance sheet.

Braskem S.A.

Notes to the financial statements

Years ended December 31

All amounts in thousands of reais

	Income statement transactions from January to December 31, 2012
		Purchases of		Cost of
		raw materials,	Financial	production/general
	Sales	services and	income	and administrative
	of products	utilities	(expenses)	expenses
Jointly-controlled investment
Propilsur			43
RPR	24,434	42,925	743
	24,434	42,925	786
Associated companies
Borealis	143,477
	143,477
Related companies
Odebrecht and subsidiaries		276,193
Petrobras and subsidiaries	1,227,344	16,783,645	4,304
Sansuy	27,871	11,050
Other	3,150	232,988
	1,258,365	17,303,876	4,304
Post employment benefit plan
Odeprev				24,898
				24,898

Total	1,426,276	17,346,801	5,090	24,898

	Income statement transactions from January to December 31, 2011

		Purchases of		Cost of
		raw materials,	Financial	production/general
	Sales	services and	income	and administrative
	of products	utilities	(expenses)	expenses
Jointly-controlled investment
RPR	15,624	5,362	(56)
	15,624	5,362	(56)
Associated companies
Borealis	167,408		1,500
Sansuy	23,663	658
	191,071	658	1,500
Related companies
CNO		190,484
Odebrecht Ingeniería y Construcción de México, S. de R.L. de C.V ("CNO México")		16,461
OCS		2,348
OSP		205,824
Petrobras	1,457,484	14,321,986	4,427
Petrobras Global Trading BV	7,446
Refap	11,699			-
	1,476,629	14,737,103	4,427	-
Post employment benefit plan
Odeprev				13,873
				13,873

Total	1,683,324	14,743,123	5,871	13,873

46

Braskem S.A.

Notes to the financial statements

Years ended December 31

All amounts in thousands of reais

As provided for in the Company’s bylaws, the Board of Directors has the exclusive power to decide on any contract but those related to the supply of raw materials that exceed R$5,000 per operation or R$15,000 altogether per year. This provision encompasses contracts between the Braskem S.A. and its subsidiaries and any of its common shareholders, directors of the Company, its Braskem S.A. or subsidiary or its respective related parties. Additionally, the Company has a Finance and Investment Committee that, among other things, monitors the contracts with related parties that are approved by the Board of Directors.

Pursuant to Brazilian Corporation Law, officers and directors are prohibited from: (i) performing any acts of freedom with the use of the Company’s assets and in its detriment; (ii) intervening in any operations in which these officers and directors have a conflict of interest with the Company or in resolutions in which they participate; and (iii) receiving, based on their position, any type of personal advantage from third parties, directly or indirectly, without an authorization granted by the proper body.

The related parties have the following relationship with the Company:

•           Cetrel: subsidiary of Odebrecht

•           CNO: subsidiary of Odebrecht

•           Odebrecht Ambiental: subsidiary of Odebrecht

•           OCS: subsidiary of Odebrecht

•           Petrobras: shareholder of Braskem

•           Petrobras Global Trading BV: subsidiary of Petrobras

•           Refap: merged by Petrobras

The transactions with related parties, except wholly-owned subsidiaries of the Company, are summarized below:

•           Cetrel:

(i)       In November 2012, an agreement was executed for the acquisition of reuse water by plants installed in the Camaçari Petrochemical Complex for a period of 15 years and with an estimated value of R$120 million;

(ii)     In August 2010, an agreement was executed for the treatment of the effluents discharged by the plants located in the Camaçari Petrochemical Complex for a period of 4 years and with a total maximum value of R$60 million.

•           CNO:

(i)       Braskem – In February 16, 2007, an agreement was executed, with the objective of performing services in the shutdowns for maintenance and inspection in the industrial units. This agreement is valid through February, 15 2014 and provides for a different price for each type of activity carried out by CNO;

(ii)     Braskem Idesa – In September 28, 2012, an agreement was executed for the engineering, procurement and construction services of the Ethylene XXI Project. The contract has an estimated value of US$3 billion and duration through 2015.

Braskem S.A.

Notes to the financial statements

Years ended December 31

All amounts in thousands of reais

•           Odebrecht Ambiental:

On September 30, 2009, the Company entered into an agreement for the acquisition of reuse water with Aquapolo (a special purpose entity formed by Odebrecht Ambiental and the water utility Company of Basic Sanitation of São Paulo State– SABESP for the production of industrial reuse water) by the plants located in the SP Petrochemical Complex. The agreement is valid through 2053 and has an estimated annual value of R$65 million.

•           Petrobras:

(i)       Naphtha

The Braskem S.A. and the subsidiary Braskem Qpar have agreements for the supply of naphtha with Petrobras. The agreements provide for the supply of naphtha to the basic petrochemicals plants located in the Triunfo, Camaçari and SP Petrochemical Complexes. The agreed-upon price of the naphtha is based on several factors, such as the market price of the naphtha itself and a number of oil byproducts, the volatility of the prices of these products in the international markets, the Brazilian real - U.S. dollar exchange rate and the concentration of paraffinic content and contaminants present in the naphtha delivered. The agreement provides for a minimum consumption of 3,800,000 tons a year and a maximum consumption of 7,019,600 tons a year. The subsidiary of Petrobras, Petrobras Global Trading BV, also supplies naphtha to the Company and its subsidiaries.

(ii)     Propylene

Braskem has propylene supply agreements with Petrobras through its refineries for the Company’s plants located in the Petrochemical Complexes of Triunfo, RJ and SP. These agreements provide for the full supply of approximately 910,000 tons of propylene a year. The contracted propylene price is based on various international references linked to the most important markets for propylene and polypropylene, particularly the U.S., European and Asian markets.

(iii)   Ethane, propane, light refinery hydrocarbons (“HLR”) and electricity

The subsidiary Riopol has an agreement with Petrobras for the supply of 392,500 metric tons of ethane a year, 392,500 tons of propane a year, 438,0 n/m³ of HLR year and 306.6 GWh of electricity a year.

(iv)   Fuel oil

Braskem has an agreement with BR Distribuidora, a subsidiary of Petrobras, to supply fuel oil to its unit in the Camaçari Petrochemical Complex.

(v)     Sale of various products

The Company supplies to Petrobras and its subsidiaries many products it manufactures, such as solvents, automotive gasoline, butadiene, paraxylene, benzene, toluene, etc. These supplies are not covered by an agreement and take place on a regular basis at market prices.

Braskem S.A.

Notes to the financial statements

Years ended December 31

All amounts in thousands of reais

•           OCS:

The Company entered into a risk and insurance management agreement with OCS, amounting to approximately R$3.6 million, which may be renewed for another year.

(b)              Key management personnel

The Company considers “Key management personnel” to be the members of the Board of Directors and the Executive Board, composed of the CEO and vice-presidents. Not all the members of the Executive Board are members of the statutory board.

Non-current liabilities	2013	2012

Long-term incentives	2,333	2,897
Total	2,333	2,897

Income statement transactions	2011	2012	2011
Remuneration
Short-term benefits to employees and managers	35,380	35,026	32,445
Post-employment benefit	275	214	223
Long-term incentives	15	565	1,519
Total	35,670	35,805	34,187

12                Taxes recoverable

		2013	2012
Brazil
IPI		28,701	32,734
Value-added tax on sales and services (ICMS) - normal operations	(a)	738,282	845,045
ICMS - credits from PP&E		123,354	178,920
Social integration program (PIS) and social contribution on revenue (COFINS) - normal operations	(b)	719,448	484,692
PIS and COFINS - credits from PP&E		269,006	273,693
PIS and COFINS - Law 9,718/98	(c)	24,207	171,140
PIS - Decree-Law 2,445 and 2,449/88	(d)	88,339	104,256
Income tax and social contribution (IR and CSL)	(e)	542,686	452,867
REINTEGRA program	(f)	267,049	217,775
Other		155,965	150,980

Other countries
Value-added tax	(g)	563,650	90,301
Income tax		2,516	942
Total		3,523,203	3,003,345

Current assets		2,237,213	1,476,211
Non-current assets		1,285,990	1,527,134
Total		3,523,203	3,003,345

(a)               ICMS – normal operations

The Company has accumulated ICMS credits over the past few years arising mainly from domestic sales subject to deferred taxation and export sales. This accumulation of tax credits was more evident in the states of BA, RS and SP where most production units are concentrated.

Braskem S.A.

Notes to the financial statements

Years ended December 31

All amounts in thousands of reais

The Company’s Management has been prioritizing a series of actions to maximize the use of these credits and, currently, it does not expect losses on their realization. Among the actions carried out by Management are:

•         Agreement with the Government of RS, maintaining the full deferral of ICMS on the imports, reduction in the ICMS tax levied on domestic operations with naphtha and limiting the use of accumulated ICMS credits to R$8,500 per month for offsetting monthly ICMS payable by the units in that state;

•         Maintenance of the Agreement with the Government of BA, which ensures the effective enforcement of State Decree No. 11,807 of October 27, 2009, which (i) full deferral of the ICMS tax on domestic and imported naphtha acquired in that state and; (ii) capped at R$9,100 per month the use of cumulative ICMS tax credits that can be deducted from the debt balance between April 2011 and March 2014, and the amount of R$5,907 per month between April 2014 and March 2018; and

•         In SP, Decree 59,232/13 allowed deferral of the ICMS tax on naphtha, propylene and ethylene produced in Brazil or imported, acquired in this state, which enabled Braskem to use the accumulated ICMS credits.

(b)               PIS and COFINS

The Company has PIS and COFINS tax credits arising materially from the internal outflows promoted by the deferment of taxes and sales destined to foreign markets and those related to the acquisition of property, plant and equipment.

The realization of these credits occurs in two ways: (i) offset of overdue or falling due liabilities related to taxes levied by the Federal Revenue Service; or (ii) cash reimbursement.

(c)               PIS and COFINS – Law 9,718/98

This account contains credits arising from legal discussions on the constitutionality of some aspects of Law No. 9,718/98. These credits are used to offset the federal taxes payable and have been restated by the basic interest rate (Selic). In 2013, Braskem offset the amount of R$144,184 (R$15,729 in 2012).

(d)               PIS – Decree-Laws 2,445 and 2,449/88

This item includes credits arising from decisions in lawsuits that challenged the constitutionality of Decree Laws No. 2,445 and No. 2,449/88. In 2013, Braskem offset the amount of R$13,311 (R$90,561 in 2012)

(e)               Income tax and social contribution

This account contains IR and CSL credits arising from prepayments in years that did not present taxable income at year end in addition to the taxes withheld on financial investments and restatements by the Selic basic interest rate. These credits will be realized by offsetting other federal taxes and witholdings payable.

(f)                REINTEGRA Program

The REINTEGRA program aims to refund to exporters the federal taxes levied on the production chain for goods sold abroad. The amount to be refunded is equivalent to 3% of all export revenue and such credits may be made in two ways: (i) by offsetting own debits overdue or undue related to taxes levied by the Federal Revenue Service; or (ii) by a cash reimbursement.

Braskem S.A.

Notes to the financial statements

Years ended December 31

All amounts in thousands of reais

In accordance with Provisional Presidential Decree (“PPD”) 601, the program was valid until December 31, 2013.

In the fiscal year ended December 31, 2013, the Company recognized credits in the amount of R$229,742 (R$228,052 in 2012) (Note 12) and offset the amount of R$180,468 (R$28,201 in 2012).

(g)               Value added tax – subsidiaries abroad

On December 31, 2013, this line included:

(i)     R$16,111 from sales by Braskem Alemanha to other countries. These credits are reimbursed in cash by the local government; and

(ii)   R$541,904 from purchases of machinery and equipment for the Ethylene XXI project (Note 17). These credits will be reimbursed in cash by the local government after validating the credits according to established tax procedures.

13                Judicial deposits – non-current assets

	2013	2012
Judicial deposits
Tax contingencies	137,631	101,499
Labor and social security contingencies	62,621	73,177
Other	9,658	4,942
Total	209,910	179,618

As of December 31, 2013, a portion of the deposits is associated with legal proceedings for which the probability of loss is possible (Note 24) and a portion is associated with proceedings for which the probability of loss is remote.

In addition, on December 31, 2013, the Company maintains escrow deposits amounting to R$54,793 (R$44,163 in 2012) related to legal proceedings for which the chance of loss was deemed as probable. Such deposits are offset by their respective provisions.

14                Insurance claims

On December 31, 2013, this item under current and non-current was as follows:

(i)       R$119,937 related to damages receivable from losses that occurred in the furnaces, electric system and equipment of the Basic Petrochemicals unit of the Camaçari Complex (BA);

(ii)     R$37,823 related to damages receivable from losses at the Chlor-Alkali and PVC plants in the state of AL.

In 2013, the Company received R$178,190 relating mainly to the losses arising in UNIB BA in December 2010 and February 2011.

Braskem S.A.

Notes to the financial statements

Years ended December 31

All amounts in thousands of reais

15                Other accounts receivable

(a)               Current

The main balances forming this line under current assets are:

(i)      R$95,149 in advances to service suppliers (2012 - R$91,090);

(ii)    R$34,101 from operations for hedge accounting (Note 21.2.1(b)); and

(iii)  During fiscal year 2013, Braskem received from Odebrecht Ambiental the amount of R$689,868 related to the divestment of the interests in Cetrel and Braskem Distribuidora.

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

The Superior Court of Justice (STJ) appeased the matter in favor of the taxpayers upon the judgment of RESP No. 1003955 and RESP No. 1028592 made after repetitive appeals under Article 543-C of the Civil Procedure Code, establishing this decision to all cases that address this matter. Meanwhile, through the judgment of the Interlocutory Appeal No. 735933 lodged by Eletrobras, the Federal Supreme Court (STF) consolidated the understanding of the STJ in the sense that the discussion over the matter relates to ordinary law.

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

In 2012, the lawsuits of Copesul and Cinal also received final and unappealable decisions by the STJ. In 2013, the Alclor case received the final and unappealable judgment. The amount for 2013 of deemed uncontestable in relation to the companies Copesul, Cinal and Alclor totaled R$13,339.

The amounts recorded correspond to 60% of the total claimed and the legal counsels assess as probable the chance of obtaining a favorable outcome for receiving the remaining 40%.

On December 31, 2013, the balance of this account is R$71,895 (2012 – R$71,895).

Braskem S.A.

Notes to the financial statements

Years ended December 31

All amounts in thousands of reais

(ii)    R$137,345, from operations to hedge accounting (Note 21.2.1(b).

16                Investments

(a)               Information on investments

		Interest in total capital		Adjusted net profit (loss)			Adjusted
		total (%) - 2013		for the period			equity
		Direct	Direct and Indirect	2011	2012	2011	2013	2012

Jointly-controlled investment
RPR		33.20	33.20	1,871	24,335	18,339	124,980	128,591
OCE	(i)	20.00	20.00	402			689
Propilsur		49.00	49.00	(4,445)	(556)	(1,305)	109,300	109,695

Associates
Borealis		20.00	20.00	5,492	16,102	22,307	166,746	165,459
Companhia de Desenvolvimento
Rio Verde ("Codeverde")		35.97	35.97	(596)	(596)	1,561	46,342	46,342

(i)                Shares acquired in July 2013 (Note 1(b.xxiii)).

(a.1)    Description of jointly-controlled investments

The operations of subsidiaries and jointly-controlled investments of Braskem are as follows:

•      Propilsur –installing the PP production unit in Venezuela.

•      RPR –refining, processing and sale and import of oil, its byproducts and correlated products.

•      OCE – purchase and sale of electricity in the spot market.

Braskem S.A.

Notes to the financial statements

Years ended December 31

All amounts in thousands of reais

(b)               Changes in jointly-controlled investments and investments and associates

			Dividends				Currency
	Balance at	Capital	and interest	Effect		Interest	translation	Balance at
	Dec/2012	increase	on equity	of results	Other	Gain	adjustments	Dec/2013
Jointly-controlled investments
Propilsur	44,145			(752)			(2,993)	40,400
RPR	42,698			(1,428)	230			41,500
OCE		55		48	2	33		138
Total jointly-controlled investments	86,843	55		(2,132)	232	33	(2,993)	82,038

			Dividends				Currency
	Balance at	Capital	and interest	Effect		Interest	translation	Balance at
	Dec/2012	increase	on equity	of results	Other	Gain (loss)	adjustments	Dec/2013

Associates
Borealis	31,945			1,404				33,349
Nitrocolor		38			(38)			-
Total associates	31,945	38		1,404	(38)			33,349

(c)               Breakdown of equity accounting results

	2013	2012	2011

Equity in results of subsidiaries, associate and jointly-controlled investments	(3,223)	(22,199)	3,892
Provision for losses on investments			(18)
Other		(3,608)	(4,917)
	(3,223)	(25,807)	(1,043)

Braskem S.A.

Notes to the financial statements

Years ended December 31

All amounts in thousands of reais

17                Property, plant and equipment

	Note	Land	Buildings and Improvements	Machinery, Equipment and Facilities	Projects and Stoppage in Progress	Other	Total

Cost		417,077	1,749,193	24,514,118	4,057,731	805,160	31,543,279
Accumulated depreciation/depletion			(699,935)	(9,296,148)		(370,411)	(10,366,494)
Balance as of December 31, 2012		417,077	1,049,258	15,217,970	4,057,731	434,749	21,176,785
Transfers of non-current assets held for sale
Balance as of December 31, 2012 (adjusted)		417,077	1,049,258	15,217,970	4,057,731	434,749	21,176,785

Acquisitions			831	162,838	5,124,431	5,812	5,293,912
Capitalized financial charges	19(f)				362,528		362,528
Foreign currency translation adjustment		6,820	9,524	82,325	426,684	2,504	527,857
Transfers by concluded projects			31,178	950,857	(1,087,668)	114,188	8,555
Transfers to intangible					(28,653)	(76)	(28,729)
Other disposals, net of depreciation/depletion			(798)	(3,450)	(4,361)	(1,659)	(10,268)
Depreciation / depletion			(73,526)	(1,783,223)		(79,693)	(1,936,442)
Transfers from non-current assets held for sale	(i)	5,162	31,484	15,500	1,361	3,220	56,727
Non-current assets held for sale	(ii)	(151)	(790)	(15,804)	(19,147)	(1,485)	(37,377)
Net book value		428,908	1,047,161	14,627,013	8,832,906	477,560	25,413,548
Cost		428,908	1,830,245	25,671,115	8,832,906	936,228	37,699,402
Accumulated depreciation/depletion			(783,084)	(11,044,102)		(458,668)	(12,285,854)
Balance as of December 31, 2013		428,908	1,047,161	14,627,013	8,832,906	477,560	25,413,548

(i)     Transfer of assets from Quantiq and IQAG from non-current assets held for sale

(ii)      Transfer of assets from DAT to non-current assets held for sale

Braskem S.A.

Notes to the financial statements

Years ended December 31, 2013

All amounts in thousands of reais

On December 31, 2013, the main project in progress is located in Mexico, through the subsidiary Braskem Idesa (Note 20).

Braskem offered in guarantee plants, land, real estate properties and machinery and equipment to comply with the obligations assumed in financing agreements (Note 19).

(a)          Impairment test for property, plant and equipament

In the preparation of the Business Plan for the 2014/2018 period, the Company’s Management analyzed the prospects for the main variables that affect its activities (Note 3.6) in both domestic and international markets.

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

In view of all the analysis made throughout 2013, Braskem’s Management understood that there was no need to conduct an impairment test for the assets of the Foreign Business and Chemical Distribution operating segments, as well as of the CGUs UNIB-Bahia and UNIB-Southeast. Despite this conclusion, Braskem conducted an impairment test for the assets of the Polyolefins and Vinyls operating segments and CGU UNIB-South since they are associated with goodwill from future profitability (Note 18).

18                Intangible assets

		Goodwill
		based on			Costumers
		expected future	Brands	Software	and Suppliers
		profitability	and Patents	licenses	Agreements	Total
Cost		3,187,722	199,367	402,396	685,890	4,475,375
Accumulated amortization		(1,128,804)	(71,141)	(183,908)	(150,556)	(1,534,409)
Balance as of December 31, 2012		2,058,918	128,226	218,488	535,334	2,940,966

Acquisitions				25,608	140	25,748
Foreign currency translation adjustment			1,394	5,365	26,469	33,228
Transfers from PP&E			7,813	20,916		28,729
Transfers from non-current assets held for sale	(i)			13,246		13,246
Amortization			(11,035)	(54,987)	(63,265)	(129,287)
Net book value		2,058,918	126,398	228,636	498,678	2,912,630
Cost		3,187,722	208,574	473,560	712,499	4,582,355
Accumulated amortization		(1,128,804)	(82,176)	(244,924)	(213,821)	(1,669,725)
Balance as of December 31, 2013		2,058,918	126,398	228,636	498,678	2,912,630

Average annual rates of amortization			5.80%	8.09%	7.96%

(i)      Transfer of assets from non-current assets held for sale of Quantiq and IQAG.

Braskem S.A.

Notes to the financial statements

Years ended December 31, 2013

All amounts in thousands of reais

(a)               Impairment test of intangible assets with defined and undefined useful lives

The Company’s goodwill was systematically amortized until December 2008. As from 2009, it has been subject to annual impairment tests in accordance with the provisions in IAS 36. On December 31, 2013, the goodwill of the Company is allocated at the CGU of UNIB-South and at the Polyolefins and Vinyls operating segments.

The CGU UNIB-South belongs to the Basic Petrochemicals operating segment, which is divided into three CGUs. The other CGU, called UNIB-BA and UNIB-Southeast do not have goodwill allocated.

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

In October 2013, Braskem conducted an impairment test of the goodwill using the value in use method (discounted cash flow) and did not identify any loss, as shown in the table below:

			Book value
	Allocated goodwill	Cash flow (CF)	(with goodwill and work capital)	CF/Book value
CGU and operating segments
CGU - UNIB - South	926,854	7,353,584	848,412	8.7
Operating segment - Polyolefins	939,711	12,468,556	7,658,046	1.6
Operating segment - Vinyls	192,353	3,829,542	3,237,688	1.2

The following premises were adopted to determine the discounted cash flow: cash flow for 5 years based on the Business Plan, discount rate and perpetuity rate based on the Weighted Average Cost of Capital (WACC) of 13.26% p.a. and without real growth rate.

(b)               Sensitivity analysis

Given the potential impact on cash flows of the “discount rate” and the “growth rate in perpetuity”, Braskem conducted a sensitivity analysis based on changes in these variables, with cash flows shown in the table below:

		-0,5% on
	+0,5% on	growth rate
	discount rate	to perpetuity
CGU and operating segments
CGU - UNIB - South	6,702,392	7,042,942
Operating segment - Polyolefins	11,223,392	11,864,605
Operating segment - Vinyls	3,434,515	3,638,822

Braskem S.A.

Notes to the financial statements

Years ended December 31, 2013

All amounts in thousands of reais

19                Borrowings

		Annual financial charges
			Average interest
		Monetary restatement	(unless otherwise stated)	2013	2012
Foreign currency
Bonds and Medium term notes (MTN)		Note 19 (a)	Note 19 (a)	10,432,526	9,278,759
Advances on exchange contracts		US dollar exchange variation	0.60%	117,132	173,939
Export prepayment		Note 19 (b)	Note 19 (b)	540,744	513,610
BNDES		Note 19 (c)	Note 19 (c)	453,065	495,260
Export credit notes		Note 19 (d)	Note 19 (d)	843,060	787,687
Working capital		US dollar exchange variation	1.77% above Libor	633,632
Other		US dollar exchange variation	4.00% above Libor	1,268	917,283
Other		Exchange variation (UMBNDES)	6.06%		768
Transactions costs				(81,375)	(60,285)

Local currency
Export credit notes		Note 19 (d)	Note 19 (d)	2,528,077	2,384,414
BNDES	(i)	Note 19 (c)	Note 19 (c)	2,464,987	2,381,892
BNB/ FINAME/ FINEP/ FUNDES	(i)		6.51%	658,372	605,273
BNB/ FINAME/ FINEP/ FUNDES	(i)	TJLP	0.35%	16,093	25,746
Other			2.87%		7,292
Transactions costs				(5,090)
Total				18,602,491	17,511,638

Current liabilities				1,248,804	1,836,028
Non-current liabilities				17,353,687	15,675,610
Total				18,602,491	17,511,638

(i) Governmental financial companies

(a)               Bonds and MTN

		Issue amount		Interest
Issue date		(US$ in thousands)	Maturity	(% per year)	2013	2012
July 1997		250,000	June 2015	9.38	152,328	134,175
January 2004		250,000	January 2014	11.75	178,897	169,609
September 2006	(i)	275,000	January 2017	8.00	305,006	275,270
June 2008	(i)	500,000	June 2018	7.25	1,000,375	1,026,894
May 2010	(i)	400,000	May 2020	7.00	940,780	820,621
May 2010		350,000	May 2020	7.00	828,360	722,596
October 2010		450,000	no maturity date	7.38	1,072,742	935,776
April 2011		750,000	April 2021	5.75	1,772,070	1,545,798
July 2011		500,000	July 2041	7.13	1,207,927	1,053,701
February 2012		250,000	April 2021	5.75	592,666	516,995
February 2012		250,000	no maturity date	7.38	595,968	519,876
May 2012		500,000	May 2022	5.38	1,181,443	1,030,598
July 2012		250,000	July 2041	7.13	603,964	526,850
Total		4,975,000			10,432,526	9,278,759

(i) Partially liquidated in February 2014 (Nota 40).

Braskem S.A.

Notes to the financial statements

Years ended December 31, 2013

All amounts in thousands of reais

(b)               Export prepayments (“EPP”)

		Initial amount
		of the transaction
Issue date		(US$ thousand)	Maturity	Charges (% per year)	2013	2012
May 2010	(i)	150,000	May-2015	US dollar exchange variation + semiannual Libor + 2.40		307,406
December 2010		100,000	December-2017	US dollar exchange variation + semiannual Libor + 2.47	118,505	206,204
January 2013		200,000	November-2022	US dollar exchange variation + semiannual Libor + 1.10	422,239
Total		450,000			540,744	513,610

(i)         On September 30, 2013, Braskem Europe maintained an investment of US$150,000 thousand to offset this operation (Note 8).

(c)               BNDES borrowings

Projects	Issue date	Maturity	Charges (% per year)	2013	2012

Foreign currency
Other	2006	October-2016	US dollar exchange variation + 6.47	6,533	7,708
Other	2006	January-2013	Monetary variation (UMBNDES) + 5.46		100
Limit of credit UNIB-South	2006	July-2014	US dollar exchange variation + 5.46 to 5.66		10,747
Braskem Qpar expansion	2006/2007/2008	April-2016	US dollar exchange variation + 6.32 to 6.47	10,389	21,072
Braskem Qpar expansion	2006/2007/2008	January-2015	Monetary variation (UMBNDES) + 6.29		2,099
Limit of credit I	2007	April-2015	US dollar exchange variation + 4.96 to 5.85		42,519
Green PE	2009	July-2017	US dollar exchange variation + 6.25	39,838	44,440
Limit of credit II	2009	January-2017	US dollar exchange variation + 6.25	80,826	93,354
New plant PVC Alagoas	2010	January-2020	US dollar exchange variation + 6.25	115,082	101,647
Limit of credit III	2011	October-2018	US dollar exchange variation + 6.09 to 6.12	159,917	143,186
Butadiene	2011	January-2021	US dollar exchange variation + 6.12	40,480	28,388
				453,065	495,260

Local currency
Other	2006	September-2016	TJLP + 2.80	49,294	67,218
Limit of credit UNIB-South	2006	May-2014	TJLP + 2.02 to 2.32		44,432
Braskem Qpar expansion	2006/2007/2008	February-2016	TJLP + 2.15 to 3.30	75,867	197,546
Limit of credit I	2007	April-2015	TJLP + 1.81 to 2.32		173,477
Green PE	2008/2009	June-2017	TJLP + 0.00 to 4.78	280,631	414,278
Limit of credit II	2009	January-2017	TJLP + 2.58 to 3.58	240,915	319,039
Limit of credit II	2009	January-2017	4.50	10,763	14,252
New plant PVC Alagoas	2010	December-2019	TJLP + 0.00 to 3.58	352,364	351,406
New plant PVC Alagoas	2010	December-2019	5.50	40,091	43,066
Limit of credit III	2011	October-2019	TJLP + 0.00 to 3.58	969,715	582,981
Limit of credit III	2011	October-2019	SELIC + 2.58	82,362
Limit of credit III	2011	November-2019	3.50 to 5.50	228,583	64,095
Butadiene	2011	December-2020	TJLP + 0.00 to 3.45	134,402	110,102
				2,464,987	2,381,892

Total				2,918,052	2,877,152

In December 2011, BNDES approved a new revolving credit line limit for the Company in the total amount of R$2.5 billion, which may be used for 5 years as from the date it is contracted. The funds are being used in the Company’s investment plan. As of December 31, 2013, a total of R$1.5 billion has been released, of which R$724 million was released in 2013.

Braskem S.A.

Notes to the financial statements

Years ended December 31, 2013

All amounts in thousands of reais

(d)               Export credit notes (“NCE”)

		Initial amount
Issue date		of the transaction	Maturity	Charges (% per year)	2013	2012

Foreign currency
November 2006		167,014	May 2018	Us dollar exchange variation + 8.10	184,778	161,150
April 2007		101,605	March 2018	Us dollar exchange variation + 7.87	119,255	104,029
May 2007		146,010	May 2019	Us dollar exchange variation + 7.85	176,806	154,298
January 2008		266,430	February 2020	Us dollar exchange variation + 7.30	362,221	315,973
March 2008	(i)	41,750	March 2016	Us dollar exchange variation + 7.50		52,237
		722,809			843,060	787,687

Local currency
April-2010	(ii)	50,000	October-2021	105% of CDI	50,880	65,678
June-2010	(ii)	200,000	October-2021	105% of CDI	203,521	256,471
February-2011	(ii)	250,000	October-2021	105% of CDI	203,521	297,434
April-2011	(iii)	450,000	April-2019	112.5% of CDI	459,408	456,876
June-2011	(ii)	80,000	October-2021	105% do CDI	81,408	91,563
August-2011	(iii)	400,000	August-2019	112.5% of CDI	403,513	402,527
January-2012		200,000	December-2013	103% of CDI		217,320
June-2012	(ii)	100,000	October-2021	105% of CDI	101,761	103,818
September-2012	(ii)	300,000	October-2021	105% of CDI	305,282	305,684
October-2012	(ii)	85,000	October-2021	105% of CDI	86,496	86,419
November-2012		100,000	November-2013	106% of CDI		100,624
February-2013	(iv)	100,000	February-2016	8.00	101,183
February-2013	(iv)	50,000	February-2016	7.50	50,505
February-2013	(iv)	100,000	February-2016	8.00	101,010
February-2013	(iv)	50,000	February-2016	8.00	50,440
February-2013	(iv)	100,000	February-2016	8.00	100,923
March-2013	(iv)	50,000	March-2016	8.00	50,257
March-2013	(iv)	17,500	March-2016	8.00	17,583
August-2013	(iv)	10,000	August-2016	8.00	10,129
December-2013		150,000	December-2016	8.00	150,257
Total		2,842,500			2,528,077	2,384,414

(i)         Financing paid in advance in September 2013.

(ii)       Maturities and charges on these operations were renegotiated in October 2013.

(iii)      The Company enters into swap transactions to offset the variation in the Interbank Certificate of Deposit (CDI) rate.

(iv)      The Company entered into swap transactions for these contracts (77.52% to 92.70% of CDI ).

Braskem S.A.

Notes to the financial statements

Years ended December 31, 2013

All amounts in thousands of reais

(e)               Payment schedule

The maturity profile of the long-term amounts is as follows:

	2013	2012

2014		1,759,551
2015	1,121,998	1,515,498
2016	1,738,496	1,092,519
2017	1,576,790	715,362
2018	1,881,848	1,512,383
2019	1,479,686	1,146,166
2020	2,366,125	1,884,761
2021	2,561,516	2,059,513
2022	1,248,355	1,042,067
2023	1,676
2024
2025 and thereafter	3,377,197	2,947,790
Total	17,353,687	15,675,610

(f)                Capitalized financial charges - consolidated

The Company capitalized financial charges in the year ended December 31, 2013 in the amount of R$362,528 (2012 - R$162,227), including monetary variation and part of the exchange variation. The average rate of these charges in the year was 7.40% p.a. (2012 - 6.98% p.a.).

(g)               Guarantees

Braskem gave collateral for part of its borrowings as follows:

		Total	Total
Loans	Maturity	debt 2013	guaranteed	Guarantees

BNB	March-2023	341,051	341,051	Mortgage of plants, pledge of machinery and equipment
BNDES	January-2021	2,918,052	2,918,052	Mortgage of plants, land and property, pledge of machinery and equipment
FUNDES	June-2020	207,694	207,694	Mortgage of plants, land and property, pledge of machinery and equipment
FINEP	August-2023	122,255	122,255	Bank surety
FINAME	February-2022	3,465	3,465	Pledge of equipment
Total		3,592,517	3,592,517

(h)               Financial covenants

The Company has not entered into financing agreements that establish limits for certain indicators related to the capacity to contract debt and pay interest.

Braskem S.A.

Notes to the financial statements

Years ended December 31, 2013

All amounts in thousands of reais

20                Project finance

Braskem Idesa is constructing a plant in Mexico (Ethylene XXI Project), with capacity to produce around 750 kton of high-density polyethylene and 300 kton of low-density polyethylene using ethane as feedstock. The raw material will be supplied through an agreement with PEMEX-Gás for delivery of 66,000 barrels of ethane per day for 20 years.

In line with the Company’s financial policy, the investment is being financed under the Project finance mode, whereby the project loan must be paid exclusively with the cash generated by the project itself and shareholders provide limited guarantees (limited recourse project finance). Thus, this financing has the usual guarantees of this type of operation such as assets, receivables, cash generation and other rights from the project, as well commitments by shareholders to inject a limited amount of capital to provide for eventual additional costs thereof.

The financing structure was concluded in December 2012, at the ratio of 70% debt and 30% equity. The total financing contracted to meet construction expenses and start project operation was US$3,193,095 thousand. In 2013, a total of R$4.562.343 (US$2,030,812) thousand was released. A portion of these funds was used to settle the amounts lent by shareholders Braskem (without impact to the consolidated information) and Grupo Idesa, totaling R$1,449,826 (US$648,750 thousand) and R$483,276 (US$216,250 thousand), respectively.

Braskem Idesa capitalized the interest on this financing, since its funding through December 31, 2013, in the amount of R$69,097 (MXN$391,915 thousand). The average interest rate was 4.88% p.a.

The breakdown of charges and final maturities is as follows:

	Contract value	Value received
Identification	US$ thousands	US$ thousands	Maturity	Charges (% per year)	2013	2012
Project finance I	700,000	484,847	February-2027	Us dollar exchange variation + quarterly Libor + 3.25	1,141,515
Project finance II	210,000	51,422	February-2027	Us dollar exchange variation + 6.17	121,387
Project finance III	600,000	263,264	February-2029	Us dollar exchange variation + 4.33	621,410
Project finance IV	660,000	551,173	February-2029	Us dollar exchange variation + quarterly Libor + 3.88	1,298,791
Project finance V	400,000	277,055	February-2029	Us dollar exchange variation + quarterly Libor + 4.65	653,288
Project finance VI	90,000	33,811	February-2029	Us dollar exchange variation + quarterly Libor + 2.73	79,630
Project finance VII	533,095	369,242	February-2029	Us dollar exchange variation + quarterly Libor + 4.64	866,581
Transactions costs					(51,196)
Total	3,193,095	2,030,814			4,731,406

Current liabilities					25,745
Non-current liabilities					4,705,661
Total					4,731,406

Braskem S.A.

Notes to the financial statements

Years ended December 31, 2013

All amounts in thousands of reais

The maturity profile of this long-term financing, by year of maturity, is as follows:

	2013	2012

2016	85,068
2017	254,883
2018	313,944
2019	327,391
2020	389,584
2021	447,535
2022	377,156
2023	493,770
2024	534,866
2025 and thereafter	1,481,464
Total	4,705,661

In accordance with the Company’s risk management strategy and based on its financial policy, the Management contracted and designated derivative operations under hedge accounting (Note 21.2.1 (c.ii)) in order to offset the change in future debt-related financial expenses caused by the fluctuation of the Libor rate.

Braskem S.A.

Notes to the financial statements

Years ended December 31, 2013

All amounts in thousands of reais

21                Financial instruments

21.1          Non-derivative financial instruments measured at fair value - consolidated

			Fair value	Book value		Fair value
	Note	Classification by category	hierarchy	2013	2012	2013	2012

Cash and cash equivalents	7
Cash and banks		Loans and receivables		987,824	398,142	987,824	398,142
Financial investments in Brazil		Held-for-trading	Level 2	687,938	393,348	687,938	393,348
Financial investments in Brazil		Loans and receivables		1,218,852	899,816	1,218,852	899,816
Financial investments abroad		Held-for-trading	Level 2	1,441,245	1,596,316	1,441,245	1,596,316
				4,335,859	3,287,622	4,335,859	3,287,622

Financial investments	8
FIM Sol investments		Held-for-trading	Level 2	61,670	50,803	61,670	50,803
Investments in foreign currency		Held-for-trading	Level 2	3,773	5,256	3,773	5,256
Investments in foreign currency		Held-to-maturity		189	15,731	189	15,731
Shares		Held-for-trading	Level 1	1,170	3,023	1,170	3,023
FIM Sol investments		Loans and receivables			77,469		77,469
Investments in national currency		Loans and receivables			513		513
Quotas of receivables investment fund		Held-to-maturity		40,696	52,559	40,696	52,559
Restricted deposits		Held-to-maturity			1,281		1,281
				107,498	206,635	107,498	206,635

Trade accounts receivable	9	Loans and receivables		2,872,395	2,364,222	2,872,395	2,364,222

Related parties credits	11	Loans and receivables		258,136	141,539	258,136	141,539

Other receivables
Disposal of shareholdings		Loans and receivables			652,100		652,100

Trade payables		Other financial liabilities		10,421,687	8,999,491	10,421,687	8,999,491

Borrowings	19
Foreign currency - Bond		Other financial liabilities	Level 1	10,432,526	9,278,759	10,241,359	10,032,553
Foreign currency - other borrowings		Other financial liabilities		2,588,901	2,888,547	2,588,901	2,888,547
Local currency		Other financial liabilities		5,667,529	5,404,617	5,667,529	5,404,617
				18,688,956	17,571,923	18,497,789	18,325,717

Project finance	20	Other financial liabilities		4,782,602		4,782,602

Other payables
Creditors for the acquisitions of shares		Other financial liabilities		275,743	256,030	275,743	256,030
Accounts payable to non-controlling		Other financial liabilities		341,993	260,649	341,993	260,649
				617,736	516,679	617,736	516,679

Braskem S.A.

Notes to the financial statements

Years ended December 31, 2013

All amounts in thousands of reais

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

(b)               Fair value hierarchy

The Company adopts IFRS 7 for financial instruments that are measured in the balance sheet, this requires disclosure of measurements by level of the following fair value measurement hierarchy:

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

Braskem S.A.

Notes to the financial statements

Years ended December 31, 2013

All amounts in thousands of reais

21.2          Financial instruments designated and not designated for hedge accounting

Financial instruments designated and not designated for hedge accounting are presented in the balance sheet at their fair value in an asset or liability account depending on whether the fair value represents a positive or a negative balance to Braskem, respectively. Financial instruments are necessarily classified as "held-for-trading". The regular changes in the fair value are recognized as financial income or expense in the period in which they occur, except when designated and qualified for hedge accounting.

All financial instruments held at December 31, 2013 were contracted on Over the Counter - OTC markets with large financial counterparties under global derivative contracts in Brazil or abroad and its fair value is classified as Level 2.

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

Braskem may elect derivatives as hedges for the application of hedge accounting in accordance with IAS 39-32 and IFRS 7. The hedge designation is not mandatory. In general, Braskem will elect to designate financial instruments as hedges when the application is expected to provide a significant improvement in the presentation of the offsetting effect on the changes in the hedged items.

21.2.1    Changes in derivative financial instruments designated and not designated for hedge accounting

			Operation characteristics
		Fair value	Principal exposure		Balance at	Change in	Financial	Balance at
Identification	Note	hierarchy		Derivatives	2012	fair value	settlement	2013

Non-hedge accounting transactions
Non-deliverable forward ("NDF") - ethanol		Level 2	Real	Dollar	1,791	52	(1,843)
Commodity swap - Naphtha	21.2.1 (a.i)	Level 2	Fixed price	Variable price		(287)	(183)	(470)
Commodity swap - Naphtha	21.2.1 (a.i)	Level 2	Fixed price	Variable price		(1,080)	1,080
Contract for the future purchase - ethanol		Level 1	Fixed price	Variable price	2		(2)
Exchange swap		Level 2	Dollar	CDI	4,968	(1,688)	(3,280)
Interest rate swaps	21.2.1 (a.ii)	Level 2	Fixed rate	CDI		18,458	2,293	20,751
Deliverable Forward	21.2.1 (c.i.i)	Level 2	Mexican peso	Dollar		65,117	(17,837)	47,280
Deliverable Forward	21.2.1 (c.i.ii)	Level 2	Euro	Dollar		(8,801)	3,779	(5,022)
					6,761	71,771	(15,993)	62,539

Hedge accounting transactions
Exchange swap	21.2.1 (b.i)	Level 2	CDI	Dollar	286,617	68,202	12,740	367,559
Commodity swap - ethylene	21.2.1 (b.ii)	Level 2	Variable price	Fixed price		(69)		(69)
Commodity swap - PGP	21.2.1 (b.ii)	Level 2	Fixed price	Variable price		(59)		(59)
Interest rate swaps	21.2.1 (c.ii.i)	Level 2	Libor	Dollar		(116,476)	6,223	(110,253)
					286,617	(48,402)	18,963	257,178

Current assets (other receivables)								(34,101)
Non current assets (other receivables)								(137,345)
Current liabilities (derivatives operations)					293,378			95,123
Non current liabilities (derivatives operations)								396,040
					293,378			319,717

 The counterparties in these contracts are daily monitored based on the analysis of their respective ratings and Credit Default Swaps – CDS. Braskem has many bilateral risk mitigators in its derivative contracts, such as the possibility of depositing or requesting deposits of a guarantee margin from the counterparties it deems convenient. On December 31, 2013, the Company had security deposits related to NCE currency swaps (Note 21.2.1(a.ii)) amounting to R$244,832.

Braskem S.A.

Notes to the financial statements

Years ended December 31, 2013

All amounts in thousands of reais

(a)               Non-hedge accounting transactions

The Company has operations that were not designated as hedge accounting since the risks posed to the principals protected are satisfactorily represented by the coinciding results from the variation in the exposure indexes of the principal and the variation in the fair value.

The regular changes in the fair value of these swaps are recorded as financial income or expenses in the same period in which they occur. In the fiscal year ended December 31, 2013, the Company recognized a financial expense of R$15,455.

(a.i)     Commodity swap - Naphtha

Braskem made a single operation of resin at a fixed price sale to a final customer. With the goal of preserving its margin, potentially affected by the fluctuation in the price of naphtha, were made four future purchase contracts at a fixed price of this raw material, as shown below:

Identification	Nominal value	Fixed price - US$/Ton (hedge)	Maturity	Fair value
	US$ thousands			2013	2012
Commodity swap - naphtha	477	830,000	February-2014	(144)
Commodity swap - naphtha	477	830,000	March-2014	(127)
Commodity swap - naphtha	477	830,000	April-2014	(112)
Commodity swap - naphtha	425	830,000	May-2014	(87)
Total	1,856			(470)

Current assets (other receivables)				(470)
Total				(470)

(a.ii)    Interest rate swap linked to NCE

            The Braskem S.A. has contracted financing facilities in the form of NCE (Note 19(d)) with fixed interest payments. Considering that the cash in Brazilian real is largely invested in the overnight rate (CDI)-indexed investments, the company contracted swaps to match financial charges with cash yields.

Identification		Interest rate	Maturity		Fair value
	Nominal value	(hedge)		2013	2012
Swap NCE I	100,000	90.65% CDI	February-2016	4,086
Swap NCE II	50,000	88.20% CDI	February-2016	2,243
Swap NCE III	100,000	92.64% CDI	February-2016	4,435
Swap NCE IV	50,000	92.70% CDI	February-2016	2,315
Swap NCE V	100,000	91.92% CDI	February-2016	4,407
Swap NCE VI	50,000	92.25% CDI	March-2016	2,310
Swap NCE VII	17,500	91.10% CDI	March-2016	765
Swap NCE VIII	10,000	77.52% CDI	August-2016	190
Total	477,500			20,751

Current liabilities (derivatives operations)				20,751
Total				20,751

Braskem S.A.

Notes to the financial statements

Years ended December 31, 2013

All amounts in thousands of reais

(b)               Hedge accounting transactions

(b.i)     Swaps related to NCE

In line with the Company’s risk management strategy and based on its financial policy, the Management contracted swap operations to offset the interest rate and currency risks arising from the financings mentioned in Note 19(d), by maintaining its exposure to long-term financial liabilities in the U.S. dollar.

Identification			Interest rate	Maturity	Fair value
	Nominal value	US$ mil	(hedge)		2013	2012
Swap NCE I	200,000	122,100	5.44%	August 2019	101,904	82,812
Swap NCE II	100,000	60,187	5.40%	August 2019	48,414	39,008
Swap NCE III	100,000	59,588	5.37%	August 2019	46,642	37,333
Swap NCE IV	100,000	56,205	5.50%	April 2019	39,005	29,904
Swap NCE V	100,000	56,180	5.50%	April 2019	38,939	29,250
Swap NCE VI	150,000	82,372	5.43%	April 2019	52,745	38,585
Swap NCE VII	100,000	58,089	4.93%	April 2019	39,910	29,725
Total	850,000	494,721			367,559	286,617

Current assets (other receivables)					(28,481)
Current liabilities (derivatives operations)						286,617
Non Current liabilities (derivatives operations)					396,040
Total					367,559	286,617

Prior to designating these swaps as hedge accounting, on May 1, 2013, the Company had recognized financial income of R$43,651 as profit for the fiscal year. After the recognition of this designation, an expense of R$111,853, relating to changes in the fair value of these swaps since the designation until December 31, 2013, was recognized.

(b.ii)       Commodity swap – Ethylene and PGP

To reduce the volatility of its results, the subsidiary Braskem America decided to swap the part of the ethylene used in the production of PP copolymers for Polymer Grade Propylene (PGP), which is the main factor influencing the price of this resin. For this purpose, the company contracted 2 operations with derivatives for the same terms and volumes.

In the first operation, the ethylene cost was fixed:

Identification	Nominal value	Hedge	Maturity	Fair value
	US$ thousands	Cents/Pound		2013	2012
Commodity swap - ethylene	285	0.57	January-2014	(6)
Commodity swap - ethylene	285	0.57	February-2014	(10)
Commodity swap - ethylene	285	0.57	March-2014	(13)
Commodity swap - ethylene	285	0.57	April-2014	(15)
Commodity swap - ethylene	285	0.57	May-2014	(13)
Commodity swap - ethylene	285	0.57	June-2014	(12)
Total	1,710			(69)

Current assets (other receivables)				(69)
Total				(69)

Braskem S.A.

Notes to the financial statements

Years ended December 31, 2013

All amounts in thousands of reais

To preserve its margin, potentially affected by the fluctuation in resin prices, it contracted a swap operation that makes the cost variable on account of the PGP, as follows:

Identification	Nominal value	Hedge	Maturity	Fair value
	US$ thousands	Cents/Pound		2013	2012
Commodity swap - PGP	385	0.77	January-2014	41
Commodity swap - PGP	390	0.78	February-2014	53
Commodity swap - PGP	390	0.78	March-2014	53
Commodity swap - PGP	365	0.73	April-2014	(6)
Commodity swap - PGP	340	0.68	May-2014	(64)
Commodity swap - PGP	310	0.62	June-2014	(136)
Total	2,180			(59)

Current assets (other receivables)				(59)
Total				(59)

On the date of contracting the derivative, the operations were designated as hedge accounting. Thus, the Company recognized income of R$128 in shareholders' equity, relating to the variation in the fair value of these swaps.

(b.iii)      Non-derivative liabilities designated for export hedge accounting

On May 1, 2013, Braskem S.A. designated non-derivative financial instrument liabilities, denominated in U.S. dollars, as hedge for the flow of its highly probable future exports. Thus, the impact of exchange rates on future cash flows in dollars derived from these exports will be offset by the foreign exchange variation on the designated liabilities, partly eliminating the volatility of results.

The Company considers the flow covered as highly probable based, on the following factors:

  Historically, annual export volumes represent three to four times the annual amount covered; In the past 5 years, Braskem S.A. recorded average exports of US$2.4 billion annually, supporting the export amounts underlying the hedge; and
  The flow covered varies between 15% and 30% of the export flows planned by the Company;

The Company designated longer export flows than the financial liabilities that hedge them. However, to analyze the effectiveness of the operations, the export flows will be considered only until the date of maturity of the underlying debt.

Nevertheless, to ensure continuity of the relation and strategy of the proposed hedge, the Company plans to refinance and/or substitute these hedging instruments according to their maturity, in accordance with IAS 39.

Braskem S.A.

Notes to the financial statements

Years ended December 31, 2013

All amounts in thousands of reais

On December 31, 2013, the following non-derivative financial liabilities were designated as guarantee for the hedge, considering the scope of the consolidated balance sheet:

	Financial liabilities
				Nominal value	Balance at	Balance at
Identification	Maturity		Hedge	US$ thousands	2013	2012

Operations designated for hedge accounting
Bond	2016		Dollar	78,893	184,814
Trade payables	2016		Dollar	760,551	1,781,674
Bond	2017		Dollar	213,220	499,489
Foreign currency borrowings	2017		Dollar	72,632	170,148
Trade payables	2017		Dollar	543,833	1,273,982
Bond	2018		Dollar	340,455	797,550
Trade payables	2018		Dollar	439,275	1,029,046
Bond	2019		Dollar	315,483	739,051
Trade payables	2019		Dollar	378,712	887,170
Advance on exchange contracts	2019		Dollar	47,949	112,325
Bond	2020		Dollar	460,001	1,077,599
Foreign currency borrowings	2020		Dollar	39,923	93,523
Trade payables	2020		Dollar	120,076	281,291
Export prepayments	2020		Dollar	104,000	243,630
Bond	2021		Dollar	480,001	1,124,450
Foreign currency borrowings	2021		Dollar	99,999	234,257
Trade payables	2021		Dollar	10,001	23,428
Export prepayments	2021		Dollar	126,000	295,168
Bond	2022		Dollar	363,656	851,901
Trade payables	2022	0	Dollar	2,344	5,490
Credit note export	2022	0	Dollar	353,000	826,938
Bond	2023	0	Dollar	698,372	1,636,005
Trade payables	2023		Dollar	20,000	46,852
Bond	2024		Dollar	681,199	1,595,776
Trade payables	2024		Dollar	7,656	17,934
				6,757,231	15,829,491

The amounts of the operations designated for hedge accounting booked in shareholders' equity are described below:

	Balance at			Balance at
	2012	Addition	Reversion	2013

Exchange variation of foreign sales hedge		2,303,540		2,303,540
Income tax and social contribution on foreign sales hedge		(783,204)		(783,204)

Fair value of cash flow hedges, net of taxes		1,520,336		1,520,336

(c)               Hedge operations by Braskem Idesa related to project finance

The hedge operations of Braskem Idesa follow the same mode as project finance, whereby the project loan must be paid exclusively with the cash generated by the project itself and shareholders provide limited guarantees (limited recourse project finance) (Note 20).

(c.i)      Operations not designated for hedge accounting

The periodic changes in the fair value of swaps are recorded as financial income or expense in the same period in which they occur. In the year ended December 31, 2013, the Company recognized a financial expense of R$56,316.

Braskem S.A.

Notes to the financial statements

Years ended December 31, 2013

All amounts in thousands of reais

(c.i.i)    Currency futures contract– Mexican Peso

Braskem Idesa contracted currency purchase transactions through futures contracts to hedge its future obligations in Mexican peso (local trade payables, payroll, taxes and etc.). Since the cash of this subsidiary is maintained in U.S. dollar, these operations were contracted to ensure cash flow balance.

Identification	Nominal value	Foreign exchange	Maturity		Fair value
	US$ thousands	(hedge)		2013	2012
Deliverable Forward	41,020	13.1120	jan-2014	3,620
Deliverable Forward	35,453	13.1428	feb-2014	3,815
Deliverable Forward	39,206	13.1742	mar-2014	4,065
Deliverable Forward	42,391	13.1998	apr-2014	3,468
Deliverable Forward	32,410	13.2305	jun-2014	3,164
Deliverable Forward	36,844	13.2645	jun-2014	3,624
Deliverable Forward	36,839	13.2953	jul-2014	3,612
Deliverable Forward	33,627	13.3273	sep-2014	3,281
Deliverable Forward	30,750	13.3544	sep-2014	2,988
Deliverable Forward	30,079	13.3871	oct-2014	2,923
Deliverable Forward	27,843	13.4200	dec-2014	2,707
Deliverable Forward	24,091	13.4519	dec-2014	2,344
Deliverable Forward	22,522	13.4906	feb-2014	2,202
Deliverable Forward	18,209	13.5217	mar-2015	1,788
Deliverable Forward	15,394	13.5551	mar-2015	1,519
Deliverable Forward	9,703	13.5896	apr-2015	961
Deliverable Forward	5,299	13.6264	jun-2015	525
Deliverable Forward	3,191	13.6598	jun-2015	317
Deliverable Forward	1,769	13.6952	jul-2015	176
Deliverable Forward	1,840	13.7306	aug-2015	181
Total	488,480			47,280

Current liabilities (derivatives operations)				47,280
Total				47,280

(c.i.ii)   Currency futures contract - Euro

Braskem Idesa contracted currency purchase transactions through futures contracts to hedge its future obligations in euro (trade payables). Since the cash of this subsidiary is maintained in U.S. dollar, these operations were contracted to ensure cash flow balance.

Identification	Nominal value	Foreign exchange	Maturity		Fair value
	US$ thousands	(hedge)		2013	2012
Deliverable Forward	8,485	1.3053	January-2014	(1,119)
Deliverable Forward	6,096	1.3059	January-2014	(801)
Deliverable Forward	7,839	1.3066	March-2014	(1,020)
Deliverable Forward	3,287	1.3068	March-2014	(426)
Deliverable Forward	6,501	1.3079	June-2014	(831)
Deliverable Forward	6,555	1.3089	July-2014	(825)
Total	38,763			(5,022)

Current assets (other receivables)				(5,022)
Total				(5,022)

Braskem S.A.

Notes to the financial statements

Years ended December 31, 2013

All amounts in thousands of reais

(c.ii)     Operations designated for hedge accounting

(c.ii.i)   Interest rate swap linked to Libor

On December 31, 2013, Braskem Idesa held 6 interest rate swap contracts for a nominal value of US$1,312,892 thousand, contracted on the future disbursements of the Project Finance (Note 20) contracted in U.S. dollar at floating rates (based on  Libor). In these swaps, Braskem Idesa receives floating rates (Libor) and pays fixed rates periodically, coinciding with the financing cash flows. The objective of these swaps is to offset the changes in the future financial expenses from debt caused by changes in the Libor rate. The term, amount, settlement dates and floating interest rates coincide with the terms of the Project Finance.

Identification	Nominal value	Interest rate	Maturity		Fair value
	US$ thousands	(hedge)		2013	2012
Swap Libor I	299,996	1.9825%	May-2025	(25,124)
Swap Libor II	299,996	1.9825%	May-2025	(25,213)
Swap Libor III	299,996	1.9825%	May-2025	(25,213)
Swap Libor IV	129,976	1.9825%	May-2025	(10,924)
Swap Libor V	132,996	1.9825%	May-2025	(11,178)
Swap Libor VI	149,932	1.9825%	May-2025	(12,601)
Total	1,312,892			(110,253)

Non-Current assets (other receivables)				(137,345)
Current liabilities (derivatives operations)				27,092
Total				(110,253)

Before designating these swap operations as hedge accounting, on September 1, 2013, the Company recognized financial income of R$116,007 as profit in the fiscal year. After recognizing such designation, in shareholders’ equity, the Company recognized financial expense of R$469 relating to changes in the fair value of these swaps since the designation through December 31, 2013.

(d)               Estimated maximum loss

On December 31, 2013 the amount at risk of the derivatives held by Braskem, which is defined as the highest loss that could result in one month and in 95% of the cases under normal market conditions, was estimated by the Company at R$31,045 (US$13,252 thousand) for the NCE swap designated for hedge accounting and R$1,773 for the NCE swap that is not designated for hedge accounting.

The value at risk of derivatives related to the Ethylene XXI Project in Mexico in 95% of the cases, under normal market conditions, was estimated at R$23,101 (US$9.861 thousand) for the Libor derivative and R$3,342 (US$1.426 thousand) for the derivative of Mexican pesos.

21.3          Credit quality of financial assets

(a)               Trade accounts receivable

Virtually none of Braskem’s clients have risk ratings assigned by credit rating agencies. For this reason, Braskem developed its own credit rating system for all accounts receivable from domestic clients and for part of the accounts receivable from foreign clients. Braskem does not apply this rating to all of its foreign clients because most accounts receivable from them are covered by an insurance policy or letters of credit issued by banks. On December 31, 2013, the credit ratings for the domestic market were as follows:

Braskem S.A.

Notes to the financial statements

Years ended December 31, 2013

All amounts in thousands of reais

			(%)
			2013	2012
1	Minimum risk		16.56	21.19
2	Low risk		32.61	32.04
3	Moderate risk		23.54	33.68
4	High risk		26.26	4.23
5	Very high risk	(i)	1.03	8.85

(i) Most clients in this group are inactive and the respective accounts are in the process of collection actions in the courts. Clients in this group that are still active buy from Braskem and pay in advance.

Default indicators for the periods ended:

	Domestic Market (LTM)	Export Market (LTM)
December 31, 2013	0.14%	0.13%
December 31, 2012	0.28%	0.37%
December 31, 2011	0.18%	0.43%

LTM – last 12 months

(b)               Other financial assets

In order to determine the credit ratings of counterparties in financial assets classified as cash and cash equivalents, held-for-trading, held-to-maturity and loans and receivables, Braskem uses the following credit rating agencies: Standard & Poor’s, Moody’s and Fitch Ratings.

	2013	2012
Financial assets with risk assessment
AAA	3,436,378	2,484,788
AA+		190,660
AA	93,955	5
AA-		449,555
A+		120,123
A	865,105	19
A-	1,485	80,231
	4,396,923	3,325,381
Financial assets without risk assessment
Quotas of investment funds in credit rights (i)	40,696	103,359
Sundry funds (ii)	3,773	60,356
Restricted deposits (iii)		1,281
Other financial assets with no risk assessment	1,965	3,880
	46,434	168,876

Total	4,443,357	3,494,257

(i)         Financial assets with no internal or external ratings and approved by the Management of the Company.

(ii)       Investment funds with no internal and external risk assessment whose portfolio is composed of assets from major financial institutions and that comply with Braskem’s financial policy.

(iii)      Risk-free financial assets

Braskem’s financial policy determines “A-” as the minimum rating for financial investments.

Braskem S.A.

Notes to the financial statements

Years ended December 31, 2013

All amounts in thousands of reais

21.4          Sensitivity analysis

Financial instruments, including derivatives, may be subject to changes in their fair value as a result of the variation in commodity prices, foreign exchange rates, interest rates, shares and share indexes, price indexes and other variables. The sensitivity of the derivative and non-derivative financial instruments to these variables are presented below:

(a)               Selection of risks

On December 31, 2013, the main risks that can affect the value of Braskem’s financial instruments are:

•      Brazilian real/U.S. dollar exchange rate;

•      Mexican peso/U.S. dollar exchange rate;

•      Euro/U.S. dollar exchange rate;

•      Libor floating interest rate;

•      CDI interest rate; and

•      TJLP interest rate.

For the purposes of the risk sensitivity analysis, Braskem presents the exposures to currencies as if they were independent, that is, without reflecting in the exposure to a foreign exchange rate the risks of the variation in other foreign exchange rates that could be directly influenced by it.

(b)               Selection of scenarios

In accordance with CVM Instruction No. 475/08, Braskem included three scenarios in the sensitivity analysis, with one that is probable and two that represent adverse effects to the Company. In the preparation of the adverse scenarios, only the impact of the variables on the financial instruments, including derivatives, and on the items covered by hedge transactions, was considered. The overall impacts on Braskem’s operations, such as those arising from the revaluation of inventories and revenue and future costs, were not considered. Since Braskem manages its exposure to foreign exchange rate risk on a net basis, adverse effects from depreciation in the Brazilian real in relation to the U.S. dollar can be offset by opposing effects on Braskem’s operating results.

(b.1)    Probable scenario

The Market Readout published by the Central Bank of Brazil on December 27, 2013 was used to create the probable scenario for the U.S. dollar/Brazilian real exchange rate and the CDI interest rate, using the reference date of December 31, 2013. The Market Readout presents a consensus of market expectations based on a survey of the forecasts made by various financial and non-financial institutions. According to the Market Readout, by the end of 2014, the U.S. dollar will appreciate 4.58% against the Brazilian real compared to the end of 2013, and the CDI rate will be 10.50%.

Braskem S.A.

Notes to the financial statements

Years ended December 31, 2013

All amounts in thousands of reais

The Market Readout does not publish forecasts for the interest rates Libor and TJLP. Therefore, Braskem considered the expectations for the CDI interest rate for determining the probable scenario for those rates, given their correspondence. The probable scenario for the TJLP is an increase of 0.5% from the current rate of 5%, in line with the size of the government’s most recent decisions to increase or decrease the rate, and accompanying the forecast for the cumulative increase in the CDI rate by end-2014 of 0.50%.

(b.2)    Possible and extreme adverse scenarios

For the Brazilian real/U.S. dollar and the Mexican peso/U.S. dollar exchange rates, a positive change of 25% was considered for the possible adverse scenario and of 50% for the extreme scenario based on the exchange rate on December 31, 2013.

For the Euro/U.S. dollar exchange rate, a negative change of 25% was considered for the possible adverse scenario and of 50% for the extreme scenario based on the rate on December 31, 2013.

For the Libor and CDI interest rates, a positive change of 25% was considered for the possible adverse scenario and of 50% for the extreme scenario based on their respective rates on December 31, 2013.

For the TJLP interest rate, an increase of 1% was considered for the possible adverse scenario and of 1.5% for the extreme scenario based on its rate on December 31, 2013, in accordance with the upward or downward adjustments made by the government in the rate, in this order of scale.

The sensitivity values in the table (c) below are the changes in the value of the financial instruments in each scenario. Tables (d), (e), (f), (g) and (h) show the changes in future cash flows.

(c)               Sensitivity to the Brazilian real/U.S. dollar exchange rate

The sensitivity of each financial instrument, including derivatives and items covered by them, to the variation in the Brazilian real/US dollar exchange rate is presented in the table below:

		Possible adverse	Extreme adverse
Instrument	Probable	(25%)	(50%)
Bonds and MTN	(478,295)	(2,608,132)	(5,216,263)
Advance on exchange contracts	(5,370)	(29,283)	(58,566)
BNDES	(20,771)	(113,266)	(226,533)
Working capital / structured operations	(67,701)	(369,173)	(738,346)
Raw material financing	(58)	(317)	(634)
Export prepayments	(24,791)	(135,186)	(270,372)
Financial investments abroad	74,884	408,340	816,679
Swaps	(93,287)	(355,034)	(675,561)

(d)               Sensitivity to the Mexican peso /U.S. dollar exchange rate

The sensitivity of each financial instrument, including derivatives and items covered by them, to the variation in the U.S. dollar/Mexican peso exchange rate is presented in the table below:

		Possible adverse	Extreme adverse
Instrument	Probable	(25%)	(50%)
Project finance	(65,712)	(504,931)	(1,009,862)
Deliverable Forward	(33,999)	(216,414)	(361,505)

Braskem S.A.

Notes to the financial statements

Years ended December 31, 2013

All amounts in thousands of reais

(e)               Sensitivity to the Euro /U.S. dollar exchange rate

The sensitivity of each financial instrument, including derivatives and items covered by them, to the variation in the U.S. dollar/Euro exchange rate is presented in the table below:

		Possible adverse	Extreme adverse
Instrument	Probable	(25%)	(50%)
Deliverable Forward	(1,466)	(23,957)	(47,914)

(f)                Sensitivity of future cash flows to the Libor floating interest rate

The sensitivity of future interest income and expenses of each financial instrument, including derivatives and items covered by them, is presented in the table below. The figures represent the impact on financial income (expenses), taking into consideration the average term of the respective instrument.

		Possible adverse	Extreme adverse
Instrument	Probable	(25%)	(50%)
Borrowings	(998)	(4,992)	(9,984)
Export prepayments	(2,102)	(10,510)	(21,020)
Swaps	1,703	(8,513)	(17,026)

(g)               Sensitivity of future cash flows to the CDI interest rate

The sensitivity of each financial instrument, including derivatives and items covered by them, to the variation in CDI interest rate is presented in the table below:

		Possible adverse	Extreme adverse
Instrument	Probable	(25%)	(50%)
Export credit notes	(4,294)	(20,898)	(40,442)
Agricultural credit note	(39,666)	(182,183)	(329,235)
Financial investments in local currency	(9,878)	(49,376)	(98,720)

(h)               Sensitivity of future cash flows to the TJLP interest rate

The sensitivity of each financial instrument, including derivatives and items covered by them, to the variation in TJLP interest rate is presented in the table below:

	Probable	Possible adverse	Extreme adverse
Instrument	5.5%	6.0%	6.5%
BNDES	(43,377)	(85,661)	(126,884)
FINEP	(113)	(225)	(335)
Other governmental agents	(31)	(61)	(91)

Braskem S.A.

Notes to the financial statements

Years ended December 31, 2013

All amounts in thousands of reais

22                Taxes payable

		2013	2012

Brazil
IPI		81,282	71,440
PIS and COFINS		615	5,764
Income tax and social contribution		52,226	54,987
ICMS		120,941	72,435
Federal tax payment program - Law 11,941/09	(a)	1,024,127	1,237,156
Other		67,680	59,630

Other countries
Value-added tax			2,538
Income tax			2,132
Other		1,428	1,460
Total		1,348,299	1,507,542

Current liabilities		445,424	342,789
Non-current liabilities		902,875	1,164,753
Total		1,348,299	1,507,542

(a)               Tax debt refinancing program – Law 11,941/09

In 2009, the Braskem S.A. and the subsidiaries Braskem Qpar and Braskem Petroquímica adhered to the federal tax debit refinancing program established by Law 11.941 on May 27, 2009. The associated installments were deferred over a maximum of 180 months, which is the maximum limit permitted by said law. The law also provides for the possibility of amortizing at least 12 installments with the same reduction in penalties and interest applicable to the payment in cash of tax debits that fall under the scope of this law.

In June 2012, the Company's Management decided to pay in advance part of the installments of the Parent Braskem S.A. under the program, amortizing 72 installments at once, which amounted to R$403,821. After applying the benefits of cash payment to the amortization, Braskem disbursed R$301,841 on July 31, 2012. The reduction, in the amount of R$101,980, was recognized as follows: (i) the amounts corresponding to the renegotiated tax payments, of R$80,496, were recorded under “other operating income (expenses), net”; and (ii) their restatement by the Selic interest rate, as from the renegotiation date, was recorded under “financial results”, in the amount of R$21,484.

In September and December 2013, Brazil’s Federal Revenue Service offset, through a circular, with the approval of the Management, a part of the installments of the Braskem S.A., amortizing 39 installments amounting to R$156,484. Applying the benefits of cash payment on amortization, Braskem paid R$8,200, used credits from the Reintegra program in the amount of R$112,564, and other credits of R$1,658, obtaining a discount of R$34,062. This discount was recognized as follows: (i) the amount corresponding to the renegotiated tax installments, of R$25,063, was recorded under “other net operating income (expenses)”; and (ii) its restatement by the Selic interest rate, from the renegotiation date, was recorded under “financial results”, in the amount of R$8,999.

Due to the reopening of the installment program, the Braskem S.A. included a few more tax dues amounting to R$25,965, deferred for payment in up to 180 months.

As established in the rules of said installment program, Braskem will lose all the reductions of arrears charges if it fails to pay three installments, whether consecutive or not.

Braskem S.A.

Notes to the financial statements

Years ended December 31, 2013

All amounts in thousands of reais

23                Income tax (“IR”) and social contribution (“CSL”)

23.1          Reconciliation of the effects of income tax and social contribution on profit or loss

	Note	2013	2012	2011
	2.1.1(b)		Revised	Revised
Income (loss) before IR and CSL and after discontinued operations		963,948	(1,802,963)	(875,221)

IR and CSL at the rate of 34%		(327,742)	613,007	297,575

Permanent adjustments to the IR and CSL calculation basis
IR and CSL on equity in results of investees		(1,096)	(7,548)	1,112
Effects from pre-payment of taxes		8,539	27,374	13,896
IR and CSL accrued in previous years		1,236	1,652	73,773
Business combination adjustments				10,215
Other permanent adjustments		(137,847)	5,313	(37,066)

Effect of IR and CSL on results of operations		(456,910)	639,798	359,505

Breakdown of IR and CSL:

Current IR and CSL / continued operations		(45,218)	(29,165)	(16,980)
Current IR and CSL		(45,218)	(29,165)	(16,980)

Deferred IR and CSL / continued operations		(411,692)	812,276	376,485
Deferred IR and CSL / discontinued operations			(143,313)
Deferred IR and CSL		(411,692)	668,963	376,485

Total IR and CSL on income statement		(456,910)	639,798	359,505

Disregarded  the amount of R$61,017, which refers to the impact of the loss of subsidiaries based in countries with favored taxation, for which it was not recorded deferred income tax, the effective tax rate in 2013 would be 41.07%.

Braskem S.A.

Notes to the financial statements

Years ended December 31, 2013

All amounts in thousands of reais

The Braskem S.A. has subsidiaries abroad, whose nominal income tax (IR) rates differ from those in Brazil, of 34% (IR – 25% and CSL 9%), as shown below:

	Official rate - %
	Headquarters
	(Country)	2013

Direct and Indirect subsidiaries
Braskem America and Braskem America Finance	USA	35.00
Braskem Argentina	Argentina	35.00
Braskem Austria Finance	Austria	25.00
Braskem Chile	Chile	20.00
Braskem Alemanha	Germany	31.90
Braskem Finance and Braskem Inc	Cayman Islands*
Braskem Idesa, Braskem Idesa Serviços and Braskem México	Mexico	30.00
Braskem Austria	Austria	25.00
Braskem Holanda	Netherland	25.00
Petroquímica Chile	Chile	20.00
Braskem Espanha	Spain	30.00
Common	British Virgin Islands*
Lantana	Bahamas*
Norfolk	Uruguay	25.00

(*)  Country with favored taxation – rate of 0%.

Braskem S.A.

Notes to the financial statements

Years ended December 31, 2013

All amounts in thousands of reais

23.2          Deferred income tax and social contribution

(a)               Breakdown of and changes in deferred IR and CSL

Deferred tax - assets	Note	As of December 31, 2012	Transfers of non-current assets held for sale	Impact on the result (expense) income	Impact on the equity / (decrease) increase	As of December 31, 2013
	2.1.1(a)	Revised
Tax losses (IR) and negative base (CSL)		1,099,345		(83,758)		1,015,587
Goodwill amortized		31,432		(19,367)		12,065
Exchange variations		215,545		575,963		791,508
Temporary adjustments		362,198	4,112	44,594	(2,671)	408,233
Business combination		243,517		(11,478)		232,039
Pension plan		49,912		12,015		61,927
Deferred charges - write-off		60,060		(22,089)		37,971
Investments in subsidiaries				94,276		94,276
Total assets		2,062,009	4,112	590,156	(2,671)	2,653,606

Deferred tax - liabilities		As of December 31, 2012	Transfers of non-current liabilities held for sale	Impact on the result (income) expense	Impact on the equity / (increase) decrease	As of December 31, 2013

Amortization of goodwill based on future profitability		586,857		56,193		643,050
Tax depreciation		391,224		150,101		541,325
Temporary differences		327,500	260	22,134	76,292	426,186
Business combination		624,817		(39,567)		585,250
Write-off negative goodwill of incorporated subsidiaries		1,781		(594)		1,187
Additional indexation PP&E		154,189		(14,032)		140,157
Hedge accounting				823,324	(823,324)
Other		52,254		4,289		56,543
Total liabilities		2,138,622	260	1,001,848	(747,032)	2,393,698

Braskem S.A.

Notes to the financial statements

Years ended December 31, 2013

All amounts in thousands of reais

(b)               Net balance of deferred income and social contribution tax assets and liabilities

(c)

		2013
	Headquarters (Country)	IR-CSL Asset	IR-CS Liability

Braskem S.A.	Brazil	1,769,683	(1,095,410)
Braskem Argentina	Argentina	5,552
Braskem Alemanha	Germany	67,910
Braskem Idesa	Mexico	57,613	(52,554)
Braskem Petroquímica	Brazil	215,348	(129,022)
Petroquímica Chile	Chile	123
Braskem Qpar	Brazil	532,285	(755,006)
Braskem America	USA		(361,706)
IQAG	Brazil	23
Quantiq	Brazil	5,069

		2,653,606	(2,393,698)

		2012
	Headquarters (Country)	IR-CSL Asset	IR-CS Liability

Braskem S.A.	Brazil	1,100,611	(1,015,743)
Braskem Argentina	Argentina	3,251
Braskem Alemanha	Germany	17,448	(9,176)
Braskem Idesa	Mexico	24,677
Braskem Petroquímica	Brazil	214,430	(93,256)
Petroquímica Chile	Chile	168
Braskem Qpar	Brazil	459,914	(626,807)
Riopol	Brazil	237,944	(88,201)
Braskem America	USA	3,566	(305,439)

		2,062,009	(2,138,622)

Braskem S.A.

Notes to the financial statements

Years ended December 31, 2013

All amounts in thousands of reais

(c)               Realization of deferred income tax and social contribution

		December 31,		2015 and	2017 and	2019
Deferred tax - assets	Note	2013	2014	2016	2018	thereafter

Tax losses (IR) and negative base (CSL)	2.18	1,015,587	66,986	390,957	398,657	158,987
Goodwill amortized	(i)	12,065	2,210	3,650	1,934	4,271
Exchange variations	(ii)	791,508				791,508
Temporary adjustments	(iii)	408,233	219,936	11,988	7,910	168,399
Business combination	(iv)	232,039				232,039
Pension plan	(v)	61,927	61,927
Deferred charges - write-off	(vi)	37,971	16,890	21,081
Investments in subsidiaries	(vii)	94,276	94,276
Total assets		2,653,606	462,225	427,676	408,501	1,355,204

		December 31,		2015 and	2017 and	2019
Deferred tax - liabilities	Note	2013	2014	2016	2018	thereafter

Amortization of goodwill based on future profitability	(viii)	643,050				643,050
Tax depreciation	(ix)	541,325				541,325
Temporary differences	(x)	426,186	38,743	77,486	78,518	231,439
Business combination	(xi)	585,250	40,469	80,938	80,938	382,905
Write-off negative goodwill of incorporated subsidiaries	(xii)	1,187	594	593
Additional indexation PP&E	(xiii)	140,157	14,031	28,062	28,062	70,002
Other		56,543				56,543
Total liabilities		2,393,698	93,837	187,079	187,518	1,925,264

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

(v)       Provision for the defined-benefit plan at Petros Copesul, with realization expected for 2014.

(vi)     Amounts constituted based on the deferred assets written off due to the adoption of Law 11,638/07. Tax realization is based on the application of the amortization rate used prior to the adoption of this law.

(vii)    Realization will take place in the first quarter of 2014.

(viii)  Goodwill for the future profitability of the merged companies not amortized since the adoption of Law 11,638/07. Tax realization is associated with the impairment or realization of assets related to goodwill.

(ix)     Difference between the accounting and tax depreciation rates in accordance with Normative Rule 1 of July 29, 2011.

(x)       Accounting revenues not yet taxable for calculation of income tax and social contribution, whose taxation will occur in subsequent periods.

(xi)     Added value adjustments on property, plant and equipment and intangible assets identified in business combinations at Quattor, Unipar and Petroquímica Triunfo, whose tax realization is based on the depreciation and amortization of these assets.

(xii)    Write-off of negative goodwill from the merged company Cinal, which was offered as tax based on the amortization of taxes.

(xiii)  Adjustments to the additional indexation of property, plant and equipment, whose tax realization is based on the depreciation of assets.

Braskem S.A.

Notes to the financial statements

Years ended December 31, 2013

All amounts in thousands of reais

Annually, the Company revises its projection of taxable income using as base the Business Plan, which is approved by the Company’s Management, using as key variables those described in Note 3.1. If this projection indicates that the taxable income will not be sufficient to absorb the deferred taxes, the amount corresponding to portion of the asset that will not be recovered is written off.

23.3          Provisional Presidential Decree  No. 627

On November 11, 2013, PPD 627 was passed, which introduced several provisions, notably the following: (i) revocation of the Transitional Tax System (RTT); (ii) changes to Decree-Law 1,598/77 related to Corporate Income Tax, and to the law related to Social Contribution; (iii) provision that any changes or adoption of accounting methods and criteria through administrative acts issued based on the powers granted by business law, after the publication of this PPD, will not have any implication in the calculation of federal taxes until the applicable tax law regulates the matter; (iv) inclusion of specific treatment on the taxation of profits or dividends; (v) provisions for the calculation of interest on capital; and (vi) new considerations on investments valued using the equity accounting method.

The PPD mentioned in items (i) to (iii) above came into effect in 2015. However, the Decree allows taxpayers to choose to advance the effects to 2014 as a condition for eliminating any tax effects related to dividends paid up to the date of publication of said Decree, the calculation of interest on capital and the valuation of significant investments in subsidiaries and associated companies using the equity accounting method. Though there is the possibility of the Company announcing the early adoption, the final decision on the effective exercise of said option will be taken when the PPD is made into law.

The Company conducted studies on the possible effects that could arise from the adoption of this PPD and concluded that it there are no material adjustments to its financial statements of December 31, 2013.

24                Sundry provisions

		2013	2012
Measures to
Provision for customers rebates	(a)	45,060	40,666
Provision for recovery of environmental damages	(b)	132,762	32,944
Judicial and administrative provisions	(c)	362,896	333,218
Other		14,832	8,847
Total		555,550	415,675

Current liabilities		105,856	52,264
Non-current liabilities		449,694	363,411
Total		555,550	415,675

(a)               Provision for client rebates

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

Braskem S.A.

Notes to the financial statements

Years ended December 31, 2013

All amounts in thousands of reais

(b)               Provision for recovery of environmental damages

Braskem has a provision for future expenses for the recovery of environmental damages in some of its industrial plants. The term estimated for this recovery is measured at present value.

(c)               Judicial and administrative provisions

As presented below, Braskem maintains a provision for legal and administrative proceedings against the Company, for which the chances of loss are considered probable, and tax claims against Quattor, for which the chances of loss are considered possible on April 30, 2010, date on which the control of Quattor was acquired.

		2013	2012

Labor claims	(c.1)	125,887	75,697

Tax claims	(c.2)
Income tax and social contribution	(i)	32,319	29,980
PIS and COFINS	(ii)	35,634	32,929
ICMS - interstate purchases	(iii)	86,233	79,688
ICMS - other	(iv)	11,432	56,974
Other		61,372	50,744

Societary claims and other		10,019	7,206
		362,896	333,218

(c.1)     Labor claims

On December 31, 2013, the Company is involved in 358 labor claims, including occupational health and security cases, which were assessed as probable losses. For these claims, the Company maintains a provision of R$125,887, which corresponds to the expected amount of disbursement upon their resolution. The Company’s legal advisors estimate that the term for the termination of these types of claims in Brazil exceeds 5 years.

The estimates related to the outcome of proceedings and the possibility of future disbursement may change in view of new decisions in higher courts. The Company’s Management believes that the chances of increasing the amount of the existing provision are remote.

(c.2)     Tax claims

On December 31, 2013, Braskem has recognized a provision in the amount of R$61,372 for claims from the Brazilian tax authorities and the chances of loss for which are considered probable. On the same date, the Company has recognized a provision in the amount of R$165,618 for these claims arising from business combination and the chances of loss for which are considered possible.

On December 31, 2013, the main tax claims for which the Company maintains a provision are the following:

(i)                 Income tax and social contribution

At the administrative level, the subsidiary Braskem Petroquímica is assessed for the payment of such taxes, in the amount of R$32,319 as of December 31, 2013, represented mostly by income tax and social contribution on the foreign exchange variation in the account of investments in foreign subsidiaries in 2002. The amount of the provision recognized is based on the estimate of future disbursement made by an external legal advisor taking into consideration the case law on the matter at the administrative and judicial levels.

Braskem S.A.

Notes to the financial statements

Years ended December 31, 2013

All amounts in thousands of reais

There is no judicial deposit or other type of guarantee for this claim.

The Company’s Management expects this case to be terminated by 2015.

(ii)               PIS and COFINS taxes

The subsidiary Braskem Petroquímica is assessed for the payment of these taxes in many claims, such as:

•                allegedly insufficient payment of COFINS for the period from March 1999 to December 2000, from February 2001 to March 2002, from May to July 2002 and September 2002 due to alleged calculation errors by tax authorities, of widening the tax calculation base and increasing the contribution rate envisaged in Law 9,718/98;

•                offset of the COFINS dues relating to September and October 1999 using the credit resulting from the addition of 1% to the COFINS rate;

•                rejection of the offset of PIS and COFINS dues relating to the period from February to April 2002 using the PIS credits under Decree-Laws 2,445 and 2,449, calculated between June 1990 and October 1995, under the argument that the time period for using said credits had expired;

•                alleged non-taxation of revenue in the calculation basis of income arising from foreign exchange variations on assets, determined as a result of successive reductions in the capital of the associated company.

On December 31, 2013, the total amount involved in these claims is R$35,634. The amount of the provision recognized is based on the estimate of future disbursement made by an external legal advisor taking into consideration the case law on the matters at the administrative and judicial levels.

Guarantees were offered for these claims in the form of bank guarantee and finished products manufactured by Braskem Petroquímica, which, together, cover the amount of the claims.

The Company’s Management estimates that these cases should be terminated by 2020.

(iii)             ICMS - interstate purchases

In 2009, the subsidiary Braskem Qpar was assessed by the Finance Department of the State of São Paulo for the payment, at the administrative level, of ICMS in view of:

•                use of tax credits in the periods from February 2004 to August 2005, November 2005 to February 2006, and September 2006 to January 2008, arising from the bookkeeping of credits that were presented in the purchase invoices of products acquired from another company, since the operations were aimed at the export of the products and, as such, they would not be subject to ICMS;

•                issue of invoices without registering the shipment of the goods from its facilities for storage; and

•                non-presentation of the tax documents requested by inspection authorities.

Braskem S.A.

Notes to the financial statements

Years ended December 31, 2013

All amounts in thousands of reais

On December 31, 2013, the amount involved is R$86,233. The amount of the provision recognized is based on the estimate of future disbursement made by an external legal advisor taking into consideration the case law on the matters at the administrative and judicial levels.

No judicial deposits or other types of security were accrued for this procedure.

Management estimates that this case should be terminated by 2019.

(iv)             ICMS - sundry violations

The subsidiary Braskem Qpar was served a tax deficiency notice by the Finance Department of the State of São Paulo, demanding (i) the payment of ICMS tax in view of the alleged non-payment of the tax from 2002 to 2004 while carrying out interstate sales to taxpayers located in other states though the goods never left the state of São Paulo, and (ii) the payment of ICMS and fines for using tax credits from August 2004 and November 2005, issuing tax documents without the corresponding exit of goods, and for alleged failing to submit the requested tax documents.

In 2013, Braskem paid R$47,746, taking advantage of the Special Installment Program announced by the São Paulo state government, thereby eliminating the contingency described in item (i) above, while the amount of R$28,581 relating to the contingency described in item (ii).

The amount of the provision recognized is based on the estimate of disbursement made by an external legal advisor taking into consideration the case law on the matters at the administrative and judicial levels.

No judicial deposits or other types of security were accrued for this procedure.

The Company’s Management estimates that these cases should be terminated by 2020.

(d)               Changes in provisions

		Recovery of
		environmental	Legal
	Bonus	damage	provisions	Other	Total

December 31, 2010	21,538	36,282	330,807	6,240	394,867

Additions, inflation adjustments and exchange variation, net	33,452	16,542	(28,335)	3,694	25,353
Write-offs through usage and payments	(41,413)	(16,047)	(27,015)	(4,867)	(89,342)
Compensation			(9,155)		(9,155)

December 31, 2011	13,577	36,777	266,302	5,067	321,723

Additions, inflation adjustments and exchange variation, net	58,387	18,622	68,268	3,780	149,057
Write-offs through usage and payments	(31,298)	(22,455)	(1,352)		(55,105)

December 31, 2012	40,666	32,944	333,218	8,847	415,675

Additions, inflation adjustments and exchange variation, net	58,794	96,589	92,575	5,985	253,943
Write-offs through usage and payments	(54,400)	3,229	(62,897)	-	(114,068)
					-
December 31, 2013	45,060	132,762	362,896	14,832	555,550

25                Long-term incentive

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

Braskem S.A.

Notes to the financial statements

Years ended December 31, 2013

All amounts in thousands of reais

No new certificates have been issued since 2008, and the transactions under this program are, since then, limited to redemptions.

The balances at December 31, 2013 and 2012 are as follows:

	2013		2012
	Quantity	Amount	Quantity	Amount

Investment units
Issued (Alfa units)	377,156	5,254	427,313	6,200
Bonus (Beta units)	341,408	4,020	389,336	4,205
Total	718,564	9,274	816,649	10,405

26        Post-employment benefits

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

On December 31, 2013, the number of active participants in ODEPREV totals 5,451 (5,404 in 2012). The contributions made by the Company in the year amount to R$19,703 (2012 - R$24,898) and the contributions made by the participants amounted to R$46,411 (2012 - R$44,070).

(b)               Triunfo Vida

Braskem, due to the merger of Petroquímica Triunfo S.A., became a sponsor of Triunfo Vida. On May 31, 2010, the Company requested to withdraw its sponsorship of this plan and on July 27, 2012 PREVIC – National Superintendence of Supplementary Pension Plan (“PREVIC”) approved the withdrawal without the need for any further disbursements by Braskem.

26.2          Post-employment benefit plans

(a)               PETROS Copesul Plan

Braskem, due to the merger of Copesul, became the sponsor of the Petros Copesul plan. On September 28, 2012, PREVIC approved the withdrawal of sponsorship of this plan by Braskem. The payment of the mathematical reserves of participants is expected to be made in 2014. For this reason, the provisioned amount of R$158,122 (Note 26.3.1 (a)) is recorded under current liabilities.

(b)               PETROS PQU Plan

With the acquisition of Quattor, in April 2010, the Company assumed the liabilities of Petros PQU.  On August 6, 2012, PREVIC approved the sponsorship withdrawal process, which had been requested on September 30, 2009. The payment of the mathematical reserves to participants is expected to be made in 2014. Due to the plan’s surplus situation, no provision has been accrued.

Braskem S.A.

Notes to the financial statements

Years ended December 31, 2013

All amounts in thousands of reais

26.3          Defined benefit plans

(a)               Novamont – Braskem America

With the acquisition of Sunoco Chemicals, Braskem America became the sponsor of Novamont, which is a defined benefit plan of the employees of the plant located in the State of West Virginia. At December 31, 2013, the plan has 54 active participants (2012 - 53). In 2013, 2012 and 2011, no contributions were made by the Company or by participants.

(b)               Braskem Alemanha

With the acquisition of the PP business from Dow Chemical, Braskem Alemanha became the sponsor of the defined benefit plan of the employees of the plants located in that country. On December 31, 2013, the plan has 136 (2012 – 96) active participants.  In 2013, 2012 and 2011, no contributions were made by the Company or by participants.

The defined benefit plan of Braskem Alemanha is a non-contribution plan, that is, the contributions of the sponsor are managed directly by the company and this type of plan is allowed by legislation of that country.

26.3.1    Composition and changes in the balances of the post-employment benefit plans

(a)               Amounts in balance sheet

	Note		2013	2012
	2.1.1(a)			Revised
Post-employment benefits
Petros Copesul			158,122	147,175

Defined benefit
Novamont Braskem America (i)		(i)	9,554	10,381
Braskem Alemanha (i)		(i)	34,515	26,221
			44,069	36,602

			202,191	183,777

Current liabilities			158,137	147,175
Non-current liabilities			44,054	36,602
Total			202,191	183,777

(i)                   With the adoption of IAS 19, the actuarial losses previously unrecognized in these two plans in the amount of R$18,204 (R$11,816, net of income tax) were recognized retroactively, on December 31, 2012,  under "other comprehensive income (loss)". The balance sheet on that date was restated to reflect the changes to the item “post-employment benefits”.  For comparison purposes, the information for December 31, 2011 was not revised in the statement of changes in shareholders’ equity, since the amounts are immaterial.

Braskem S.A.

Notes to the financial statements

Years ended December 31, 2013

All amounts in thousands of reais

	Note	2013	2012
	2.1.1(a)		Revised
Benefit obligations		(67,668)	(56,338)
Fair value of plan assets		23,599	19,736
Funded status of the plan		(44,069)	(36,602)
Consolidated net balance		(44,069)	(36,602)

In non-current liability		(44,069)	(36,602)
		(44,069)	(36,602)

(b)               Change in obligations

	Note	2013	2012	2011
	2.1.1(a)		Revised	Revised
Balance at beginning of year		56,338	37,166	19,634
Acquisition of company				12,675
Current service cost		2,593	1,255	426
Interest cost		2,561	2,138	1,292
Special retirement				278
Benefits paid		(1,693)	(2,561)	(125)
Actuarial losses (gain)		(909)	14,769	1,026
Exchange variation		8,778	3,571	1,960
Balance at the end of the year		67,668	56,338	37,166

(c)               Change in fair value plan assets

	Note	2013	2012	2011
	2.1.1(a)		Revised	Revised
Balance at beginning of year		19,736	18,981	19,353
Acquisition of company				631
Actual return on plan assets		1,158	314	9
Employer contributions		1,392	178
Current expenses			(39)	(36)
Benefits paid		(1,619)	(1,406)	(976)
Exchange variation		2,932	1,708
Balance at the end of the year		23,599	19,736	18,981

(d)               Amounts recognized in profit or loss

	Note	2013	2012	2011
	2.1.1(a)		Revised	Revised
Current service cost		2,593	1,255	427
Interest cost		2,547	2,138	1,292
Expected return on plan assets		(1,614)	(1,489)	(189)
Amortization of actuarial loss		675	74
Amortization of unrecognized service cost		119	104
		4,320	2,082	1,530

The amounts recognized in the statement of operations refer to transactions involving the defined benefit pension plans that are recognized in “other operating (revenues) expenses, net” and in “financial results”, depending on their nature.

Braskem S.A.

Notes to the financial statements

Years ended December 31, 2013

All amounts in thousands of reais

(e)               Actuarial assumptions

						(%)
	2013			2012		2011
	United		United		United
	States	Germany	States	Germany	States	Germany

Discount rate	5.00	3.75	5.00	5.75	5.70	5.75
Inflation rate	3.00	1.51	3.00	2.00	3.00
Expected return on plan assets	7.50	n/a	7.50	n/a	1.00	4.00
Rate of increase in future salary levels	n/a	3.00	n/a	3.00	n/a	3.00
Rate of increase in future pension plan	n/a	n/a	n/a	n/a	n/a	2.25

(f)                Hierarchy of fair value assets

On December 31, 2013, the balance of the fair value of assets is represented by the assets of the Novamont defined benefit plan of Braskem America, which has a level-1 fair value hierarchy. As mentioned in item 26.3.1(c) of this Note, the defined benefit plans of Braskem Alemanha is not a contribution-based plan and as such, on December 31, 2013, this plan had no assets.

27                Advances from clients

The balance includes advances amounting to R$430,959 (2012 - R$358,428) from four clients overseas for the acquisition of products for supply between February 2013 and December 2016.

28                Other accounts payable

(a)               Non-current

(i)    On August 9, 2010, as part of the business combination of Quattor (currently named Braskem Qpar), BNDES Participações S.A. (“BNDESPAR”) exercised its option to sell the shares in Riopol, incorporated by Braskem Qpar in August, 2013 (Note 1(b.xxiv)). The balance, on December 31, 2013, is R$275,743 (2012 - R$256,030).

The purchase price will be paid in 3 installments, with restatement by the TJLP, as follows:

•                On June 11, 2015, the amount corresponding to 15% of the purchase price;

•                On June 11, 2016, the amount corresponding to 35% of the purchase price; and

•                On June 11, 2017, the amount corresponding to 50% of the purchase price.

(ii)  amounts payable to the non-controlling shareholder of Braskem Idesa, in the amount of R$370,420, arising from loans for the Ethylene XXI Project.

Braskem S.A.

Notes to the financial statements

Years ended December 31, 2013

All amounts in thousands of reais

29                Contingencies

Braskem has contingent liabilities related to lawsuits and administrative proceedings arising from the normal course of its business. These contingencies are of a labor and social security, tax, civil and corporate nature and involve risks of losses that are classified by the Company’s Management as possible.

The balance of contingent liabilities not booked as on December 31, 2013 and 2012 is classified as below:

		2013	2012

Labor claims	(a)	606,166	698,036
Tax claims	(b)	3,399,794	2,967,799
Other lawsuits	(c)	389,352	411,324
Total		4,395,312	4,077,159

(a)               Labor

On December 31, 2013, the Company is involved in 1,934 indemnity and labor claims for which the chances of loss are considered possible. Among these claims are:

(a.1)    Class actions filed by the Union of Workers in the Petrochemical and Chemical Industries in Triunfo (RS), in the second quarter of 2005, claiming the payment of overtime amounting to R$39 million. The chances of loss are deemed as possible.

The Management of the Company does not expect further disbursements to terminate these lawsuits.

All actions in progress are with the Superior Labor Court and Management expects them to be judged in 2014.

Two of these actions were awarded a final and unappealable decision in favor of the Company.

There are no judicial deposits related to these claims.

(a.2)    Class actions filed by the Union of Workers in the Petrochemical and Chemical Industries in Triunfo (RS) in the third quarter of 2010 claiming the payment of overtime referring to work breaks and integration into base salary of the remunerated weekly day-off amounting to R$311 million.

The Management of the Company does not expect to disburse any amounts upon their closure.

The claims are in the fact finding and appeals phase and they are expected to be granted a final and unappealable decision in the last quarter of 2014.

No judicial deposit or other form of security was accrued for these claims.

Braskem S.A.

Notes to the financial statements

Years ended December 31, 2013

All amounts in thousands of reais

(b)               Tax

On December 31, 2013, the Company is involved in many proceeding with the Brazilian tax authorities. Management considers the chances of loss possible but not probable based on the estimate and opinion of its external advisors.

On December 31, 2013 the main tax contingencies, together by matter and totaling at least R$60 million, are the following:

(b.1)    ICMS

The Company is involved in many ICMS collection claims related to assessment notices drawn up mainly by the Finance Department of the States of SP, BA and AL. On December 31, 2013, the adjusted amounts of these claims total R$773 million and the claims include the following matters:

•           ICMS credit on the acquisition of assets that are considered by the Revenue Services as being of use and consumption. The Revenue Service understands that the asset has to be a physically integral part of the final product to give rise to a credit. Most of the inputs questioned do not physically compose the final product. However, the Judicial branch has a precedent that says that the input must be an integral part of the product or be consumed in the production process;

•           ICMS credit arising from the acquisition of assets to be used in property, plant and equipment, which is considered by the Revenue Services as not being related to the production activity, such as laboratory equipment, material for the construction of warehouses, security equipment, etc;

•           transfer of goods for an amount lower than the production cost;

•           omission of the entry or shipment of goods based on physical count of inventories;

•           lack of evidence that the Company exported goods so that the shipment of the goods is presumably taxed for the domestic market;

•           non-payment of ICMS on the sale of products subject to tax substitution and credit from acquisitions of products subject to tax substitution; and

•           fines for the failure to register invoices.

The Company’s legal advisors estimate that: (i) these judicial proceedings are expected to be terminated in 2020, and (ii) in the event of an unfavorable decision to the Company, which is not expected, these contingencies could be settled for up to 40% of the amounts in dispute. This estimate is based on the probability of loss of the Company’s defense theory taking into consideration the case law at the administrative and judicial levels.

No judicial deposit or other form of security was accrued for these claims.

(b.2)    COFINS

The Company is involved in collection actions related to COFINS in which the use, by the Company, of certain tax credits to determine and pay this tax is under discussion. These credits arise from (i) legal actions; and (ii) income tax prepayments.

Braskem S.A.

Notes to the financial statements

Years ended December 31, 2013

All amounts in thousands of reais

On December 31, 2013, the adjusted amounts involved of these assessments total R$342 million.

The Company’s external legal advisors estimate that: (i) these judicial proceedings are expected to be terminated in 2018; and (ii) in the event of an unfavorable decision to the Company, which is not expected, these contingencies could be settled for up to 50% of the amounts in dispute. This estimate is based on the probability of loss of the Company’s defense theory taking into consideration the case law at the administrative and judicial levels.

The Company offered assets in guarantee, in the amount of R$136 million, that cover the amount involved in these claims.

 (b.3)   IPI – presumed credit

The Company is involved in tax assessments that question the undue use of presumed IPI credit as a way to offset the payment of PIS and COFINS levied on the acquisitions of raw materials, intermediate products and packaging material used in the industrialization of exported products. The Revenue Service understands that only the inputs that have been in contact with or have a direct influence on the final product are entitled to the presumed credit. The Judicial branch understands that the products that give rise to the right to the credits are those that (i) are incorporated into the final product; or (ii) are immediately and completely consumed in the production process. On December 31, 2013, the adjusted amount involved of these assessments is R$111 million.

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

The Company furnished guarantee of R$19 million, which sustains the amount involved in the lawsuit on the issue.

(b.4)    Non-cumulative PIS and COFINS

The Company received a deficiency notice from the Brazilian Federal Revenue Service due to the use of non-cumulative PIS and COFINS tax credits related to: (i) expenditures with treatment of effluents; (ii) charges on transmission of electricity; (iii) freight for storage of finished products; and (iv) extemporaneous credits from acquisitions of property, plant and equipment. These deficiency notices have already been contested at the administrative level and comprise the period from 2006 to 2011, on December 31, 2013 totaled R$712 million, of which R$366 million related to principal and R$346 million of fine and interest.

The Company's legal counsel, in view of the recent decisions by the Tax Resources Administrative Board and the evidence provided by the Company, assess as possible the chances of loss at the administrative and legal levels. For this reason, no provision has been accrued for these deficiency notices. Any changes in the court’s understanding of the position could cause future impacts on the financial statements of the Company due to such proceedings.

The Company’s external legal counsel expect the proceedings at administrative level to conclude in 2020.

No judicial deposit or other form of guarantee was accrued for this claim.

Braskem S.A.

Notes to the financial statements

Years ended December 31, 2013

All amounts in thousands of reais

(b.5)    IR and Social Contribution Taxes – Goodwill amortization and other charges

The Company was served a tax deficiency notice by the Federal Revenue Service for having deducted, between 2007 and 2012, amortization charges from goodwill originated from equity interests acquired in calendar year 2012. That year, several business groups divested their petrochemical assets, the consolidation of which enabled the incorporation of Braskem. On December 31, 2013, the updated value of said income and social contribution tax deficiency notice was R$650 million.

In addition to the amounts related to Income and Social Contribution taxes recorded in the notices filed by tax authorities, the company rectified the balances of tax losses and negative social contribution tax bases corresponding to the disallowance of part of the amortization charges on the goodwill mentioned above, and the interest and exchange variation expenses incurred in 2008. The offset amounts represent R$653 million of the balance of tax losses and R$667 million of the balance negative social contribution bases, whose estimated tax impact is equivalent to the principal amount of R$223 million.

The Management, based on the opinion of the Company’s legal counsel, believes that the existence of an effective business purpose in the acquisition of the aforementioned petrochemical assets, the participation of third parties in the businesses that originated the goodwill from acquisitions, and the real economic nature of the operations that led to the recording of interest and exchange variation expenses, considers the chances of loss in the administrative and legal spheres as possible. Hence, no provision was accrued for these tax deficiency notices.

There is no judicial deposit or any other type of guarantee for all these proceedings.

For being recent contingencies, is unfeasible to estimate when these proceedings are expected to be terminated.

(c)               Other court disputes involving the Company and its subsidiaries

(c.1)     Civil

The Company is the defendant in civil lawsuits filed by the owner of a former distributor of caustic soda and by the shipping company that provided services to this former distributor, which, on December 31, 2013, totaled R$123 million. The claimants seek indemnity for damages related to the alleged non-performance of the distribution agreement by the Company.

No judicial deposit or other form of guarantee was accrued for these lawsuits.

Management's evaluation, supported by the opinion of its external legal advisors who are responsible for the cases, is that the lawsuits will possibly be dismissed within a period of 8 years.

(c.2)     Societary

Some shareholders of preferred shares acquired with incentives filed lawsuits, originally against Copene, the former name of the Company, and against the merged companies Nitrocarbono, OPP Química, Salgema, Trikem, Polialden and Politeno. They claim a share in the profit remaining after the payment of priority dividends on the same basis as the common shareholders, in addition to the right to vote in shareholders' meetings until the distribution of dividends in the desired conditions is reestablished. The amount involved in the lawsuits for which there is a possibility of loss is R$17 million.

No judicial deposits or other types of security were accrued for these lawsuits.

Since the lawsuits are in different phases, the Company’s external legal advisors consider it unfeasible to estimate when these proceedings are expected to be terminated.

Braskem S.A.

Notes to the financial statements

Years ended December 31, 2013

All amounts in thousands of reais

(c.3)     Social security

The Company is a party to various administrative and judicial proceedings concerning social security matters, which total approximately R$137 million on December 31, 2013, as adjusted by the Selic rate.

The Management of the Company, based on the opinion of its external legal advisors, understands that no amount is due with respect to these assessments.

Additionally, Management believes that is not possible to estimate the amount of disbursement to cover a possible unfavorable decision to the Company, or even estimate when these proceedings will be brought to conclusion.

For these proceedings, security was given in the form of judicial deposits and finished products that combined cover the amounts claimed.

The Company’s external legal advisors consider it unfeasible to estimate when these proceedings are expected to be terminated.

30                Equity

(a)                Capital

On December 31, 2013, the Company's subscribed and paid up capital stock amounted to R$8,043,222 and comprised 797,265,348 shares with no par value divided into 451,668,652 common shares, 345,002,878 class “A” preferred shares, and 593,818 class “B’ preferred shares, distributed as follows:

				Preferred		Preferred
		Common		shares		shares
		shares	%	class A	%	class B	%	Total	%

OSP e Odebrecht		226,334,623	50.11%	79,182,498	22.96%			305,517,121	38.32%
Petrobras		212,426,951	47.03%	75,591,019	21.91%			288,017,970	36.13%
BNDESPAR				40,102,837	11.62%			40,102,837	5.03%
ADR	(i)			34,191,744	9.91%			34,191,744	4.29%
Other		12,907,078	2.86%	114,780,022	33.27%	593,818	100.00%	128,280,918	16.09%
Total		451,668,652	100.00%	343,848,120	99.67%	593,818	100.00%	796,110,590	99.86%
Braskem shares owned by subsidiary of Braskem Petroquímica	(ii)			1,154,758	0.33%			1,154,758	0.14%
Total		451,668,652	100.00%	345,002,878	100.00%	593,818	100.00%	797,265,348	100.00%

(i)       American Depositary Receipts traded on the New York Stock Exchange (USA).

(ii)     These share are considered “treasury shares” in the consolidated shareholders’ equity, amounting to R$48,892.

(b)               Share rights

Preferred shares carry no voting rights, but they ensure priority, non-cumulative annual dividend of 6% of their unit value, according to profits available for distribution. The unit value of the shares is obtained through the division of capital by the total number of outstanding shares. Only class “A” preferred shares will have the same claim on the remaining profit as common shares and will be entitled to dividends only after the priority dividend is paid to preferred shareholders. Only class “A” preferred shares also have the same claim as common shares on the distribution of shares resulting from capitalization of other reserves. Only class “A” preferred shares can be converted into common shares upon resolution of majority voting shareholders present at a General Meeting. Class “B” preferred shares can be converted into class “A” preferred shares at any time, at the ratio of two class “B” preferred shares for one class “A” preferred share, upon a simple written request to the Company, provided that the non-transferability period provided for in specific legislation that allowed for the issue and payment of such shares with tax incentive funds has elapsed.

Braskem S.A.

Notes to the financial statements

Years ended December 31, 2013

All amounts in thousands of reais

In the event of liquidation of the Company, class “A” and “B” preferred shares will have priority in the reimbursement of capital.

Shareholders are entitled to receive a mandatory minimum dividend of 25% on profit for the year, adjusted under Brazilian Corporation Law.

(c)               Tax incentive reserve

This reserve mainly comprised the income tax deduction benefit determined before the base period of 2006 (Note 33(a)). After the adoption of Laws 11,638/07 and 11,941/09, as from January 1, 2007, the income tax benefit started to be recorded in the statement of operations in the revenue reserves account as proposed by Management and approved at the General Shareholders’ Meeting. Regardless of the change introduced by Laws 11,638/07 and 11,941/09, this tax incentive can be used only for capital increase or absorption of losses.

At the end of fiscal year 2012, the Company used the balance of this reserve to absorb part of the fiscal year’s loss.

(d)               Legal reserve

Under Brazilian Corporation Law, the Company must transfer 5% of net profit for the year, determined in accordance with the accounting practices adopted in Brazil, to a legal reserve until this reserve is equivalent to 20% of the paid-up capital. The legal reserve can be used for capital increase or absorption of losses.

At the end of fiscal year 2012, the Company used part of the balance of this reserve to absorb partially the loss in the period.

(e)               Unrealized profit reserves

This reserve was established based on unrealized profits in fiscal year 2011, in accordance with items I and II, paragraph 1 of Article 197 of Law No. 6,404/76, which states that in the fiscal year that the distributable dividends exceed the amount of profits, which generated cash inflows to the Company, the General Stockholders’ Meeting may, upon proposal of the board, attribute such excess to “unrealized profit reserves”. Under the terms of the Law No 6,404/76, this reserve should only be used to absorb losses or pay dividends.

At the end of fiscal year 2012, the Company used part of the balance of this reserve to absorb partially the loss in the period.

Braskem S.A.

Notes to the financial statements

Years ended December 31, 2013

All amounts in thousands of reais

(f)                Ongoing share repurchase programs

(f.1)     3rd Share repurchase program

On August 26, 2011, Braskem’s Board of Directors approved a program for the repurchase of shares effective for the period between August 29, 2011 and August 28, 2012, through which the Company could acquire up to 12,162,504 class A preferred shares at market price. Shares could be purchased by the Company or by financial institutions hired for that purpose. Upon the expiration of the program, Braskem would have to acquire from financial institutions, at market value, the shares acquired by the latter. The private deal was approved by the Securities and Exchange Commission of Brazil (“CVM”).

During the program, a total of 2,595,300 shares were repurchased for the amount of R$33,204, of which 2,007,600 were repurchased by financial institutions, and 587,700 shares were repurchased directly by Braskem. The average cost of these shares was R$12.79 (minimum of R$10.53 and maximum R$15.15).

The shares purchased by financial institutions were purchased by Braskem in August 2012, when the program ended. In the operation, Braskem received R$1,575 related to the swap instrument associated with the repurchase transaction, net of withholding income tax of R$698.

The purchased shares were canceled in December 2012.

(f.2)     4th Share repurchase program

On August 13, 2012, Braskem’s Board of Directors approved a program for the repurchase of shares effective for the period between August 29, 2012 and August 28, 2013, through which the Company might acquire up to 13,376,161 class “A” preferred shares at market price. The shares might be acquired by the Company or by financial institutions hired for such purpose. Upon the expiration of the program, Braskem would have to acquire from financial institutions, at market value, the shares eventually acquired by the latter. The private transaction was approved by the CVM.

As of November 2012, the financial institutions had acquired 262,300 shares for the amount of R$3,489 (item (f) of this Note) at the average cost of R$13.30 per share (minimum of R$12.66 and maximum R$14.07)

On November 12, 2012, the Company acquired these shares and received in the operation R$71 related to the swap instrument associated with the repurchase transaction, net of the withholding income tax of R$29.

The shares repurchased were cancelled in December 2012. There were no purchases under this program in 2013.

Braskem S.A.

Notes to the financial statements

Years ended December 31, 2013

All amounts in thousands of reais

(g)               Dividends proposed and appropriation of profit

Under the Company’s bylaws, profit for the year, adjusted according to Law 6,404/76, is appropriated as follows:

(i)       5% to a legal reserve, which must not exceed 20% of capital;

(ii)     25% to pay for mandatory, non-cumulative dividends, provided that the legal and statutory advantages of the Class “A” and “B” preferred shares are observed. When the amount of the priority dividend paid to class “A” and “B” preferred shares is equal to or higher than 25% of profit for the year calculated under Article 202 of Brazilian Corporation Law, it is the full payment of the mandatory dividend. Any surplus remaining after the payment of the priority dividend will be used to:

•      pay dividends to common shareholders up to the limit of the priority dividends of preferred shares;

•      if there still is any surplus, distribute additional dividends to common shareholders and class “A” preferred shareholders so that the same amount of dividends is paid for each common share or class “A” preferred share.

(g.1)    Profit or loss in 2013 and dividends proposed

Management proposes paying total dividends of R$482,593. The total dividends proposed correspond to R$0.6061888020  for all classes of shares and meets the priority dividend of preferred shares in accordance with the Bylaws of the Company.

Management proposes to the Annual Shareholders Meeting the allocation of net income from 2013 as follows:

		2013

Net income for the year of Company's shareholders		509,697
Realization of additional property, plant and equipment		28,203
Net income adjusted		537,900
Legal reserves distribution		(26,895)
Net income adjusted by dividends calculation		511,005
Proposed dividends (*)		(482,593)
Portion allocated to unrealized profit reserves		(28,412)
Balance of retained earnings

(*) Minimum dividends - 25% adjusted net income	(i)	127,751
Additional proposed dividends	(ii)	354,842
Total dividends		482,593

(i)       Recorded in current liabilities.

(ii)     Recorded in shareholders' equity, under the item “proposed additional dividend”.

Braskem S.A.

Notes to the financial statements

Years ended December 31, 2013

All amounts in thousands of reais

(g.2)    Absorption of the balance of retained losses and dividend payment

The adjusted loss for fiscal year 2012, in the amount of R$674,263, was absorbed by the unrealized profits reserves, tax incentives and the legal reserve, resulting in a balance of R$565,549. On April 2, 2013, the Annual Shareholders Meeting approved the absorption of the balance by using a portion of the “capital reserve” account.

On April 27, 2012, the Annual Shareholders’ Meeting approved the payment of dividends as per the Management proposal in 2011, in the amount of R$482,593, equivalent to R$0.605085049 per class “A” and “B” common and preferred share, paid as of November 19, 2012.

Braskem S.A.

Notes to the financial statements

Years ended December 31, 2013

All amounts in thousands of reais

(h)               Other comprehensive income – Equity

				Defined		Foreign
		Additional	Deemed	benefit		currency	Gain (loss)
		indexation of	cost of	plan actuarial	Fair value	translation	on interest
		PP&E	PP&E	Gain (loss)	of hedge	adjustment	in subsidiary
	Note	(i)	(i)	(ii)	(iii)	(iv)	(v)	Total

As of December 31, 2010		353,777			(53,292)	(79,135)		221,350

Additional indexation
Realization by depreciation or write-off assets		(41,267)						(41,267)
Income tax and social contribution		14,031						14,031

Deemed cost of jointly-controlled investment
Deemed cost of jointly-controlled investment			22,079					22,079
Realization by depreciation or write-off assets			(1,394)					(1,394)
Income tax and social contribution			474					474

Fair value of cash flow hedge
Change in fair value					(1,939)			(1,939)
Transfer to result					46,973			46,973
Income tax and social contribution					(2,458)			(2,458)

Gain on interest in subsidiary							3,106	3,106

Foreign currency translation adjustment						54,631		54,631

On December 31, 2011		326,541	21,159		(10,716)	(24,504)	3,106	315,586

Additional indexation
Realization by depreciation or write-off assets		(41,268)						(41,268)
Income tax and social contribution		14,032						14,032

Deemed cost of jointly-controlled investment
Realization by depreciation or write-off assets			(1,442)					(1,442)
Income tax and social contribution			490					490

Defined benefit plan actuarial loss
Actuarial loss				(18,204)				(18,204)
Income tax and social contribution				6,388				6,388

Fair value of Cash flow hedge
Change in fair value					1,948			1,948
Transfer to result					14,290			14,290
Income tax and social contribution					(5,522)			(5,522)

Loss on interest in subsidiary							(5,917)	(5,917)

Write-off gain on interest in subsidiary							(4,632)	(4,632)

Foreign currency translation adjustment						61,662		61,662

On December 31, 2012 (revised)	2.1.1(a)	299,305	20,207	(11,816)		37,158	(7,443)	337,411

Additional indexation
Realization by depreciation or write-off assets		(41,268)						(41,268)
Income tax and social contribution		14,032						14,032

Deemed cost of jointly-controlled investment
Realization by depreciation or write-off assets			(1,465)					(1,465)
Income tax and social contribution			498					498

Foreign sales hedge
Exchange rate					(2,303,540)			(2,303,540)
Income tax and social contribution					783,204			783,204

Fair value of Cash flow hedge
Change in fair value					(83,413)			(83,413)
Transfer to result					(41,727)			(41,727)
Income tax and social contribution					40,120			40,120

Defined benefit plan actuarial gain				169				169

Net loss interest in subsidiary							(1,961)	(1,961)

Foreign currency translation adjustment						205,249		205,249

On December 31, 2013		272,069	19,240	(11,647)	(1,605,356)	242,407	(9,404)	(1,092,691)

(i)	Realization as the asset is depreciated or written-off.
(ii)	Realization upon extinction of the plan.
(iii)	Realization upon maturity, prepayment or loss of efficacy for hedge accounting.
(iv)	Realization upon write-off of subsidiary abroad.
(v)	Realization upon divestment or transfer of control of subsidiary.

Braskem S.A.

Notes to the financial statements

Years ended December 31, 2013

All amounts in thousands of reais

31                Earnings per share

Basic and diluted earnings (loss) per share is calculated by means of the division of adjusted profit for the year attributable to the Company’s common and class “A” preferred shareholders by the weighted average number of these shares held by shareholders, excluding those held in treasury and following the rules for the distribution of dividends provided for in the Company’s bylaws, as described in Note 30 (g). Due to the limited rights for class “B” shares mentioned at the Company’s bylaws, is not applicable the participation of those shares when the period result is a net loss.

The weighted average numbers per share is calculated based on the number of outstanding common and Class “A” preferred shares at the beginning of the period, adjusted by the number of shares repurchased or issued in the period, multiplied by a weighting time factor. There has been no change in the number of shares in fiscal year 2013. The calculation of the weighted average in 2012 is shown below:

		Total of outstanding shares			Weighted average
			Preferred	Total of		Preferred	Total of
		Common	shares class	weighted	Common	shares class	weighted
	Note	shares	"A"	average	shares	"A"	average

As of December 31, 2011		451,668,652	345,300,320	796,968,972	451,668,652	346,451,489	798,120,141

Repurchase of shares	(i)		(1,452,200)	(1,452,200)		(700,738)	(700,738)

As of December 31, 2012		451,668,652	343,848,120	795,516,772	451,668,652	344,599,582	796,268,234

(i)    The shares repurchased were not considered in the calculation of earnings per share since they are not entitled to dividends (Note 30(f)).

Class “A” preferred shares participate in dividends with common shares after the mandatory dividends has been attributed in accordance with the formula provided for in the Company’s bylaws, as described in Note 30(f). There is no highest limit for their participation.

Basic and diluted earnings per share are equal, since the Company does not have any financial instruments which may be convertible in the Company's shares.

Braskem S.A.

Notes to the financial statements

Years ended December 31, 2013

All amounts in thousands of reais

As required by IAS 33, the table below show the reconciliation of profit (loss) for the period adjusted to the amounts used to calculate basic and diluted earnings (loss) per share.

		2013	2012	2011
	Note	Basic and diluted	Basic and diluted	Basic and diluted
	2.1.1(b)		Revised	Revised

Profit (loss) for the period attributed to Company's shareholders
of continued operations		509,697	(1,012,690)	(524,019)

Distribution of dividends attributable to priority:
Preferred shares class "A"		208,437		-
Preferred shares class "B"		360		-
		208,797

Distribution of 6% ??of unit value of common shares		273,796		-

Distribution of plus income, by class
Common shares		15,389
Preferred shares class "A"		11,715
		27,104

Reconciliation of income available for distribution, by class (numerator):
Common shares		289,185	(574,430)	(296,551)
Preferred shares class "A"		220,152	(438,260)	(227,468)
Preferred shares class "B"		360
		509,697	(1,012,690)	(524,019)

Weighted average number of shares, by class (denominator):
Common shares		451,668,652	451,668,652	451,668,652
Preferred shares class "A" (i)		343,848,120	344,599,582	346,451,489
Preferred shares class "B"		593,818
		796,110,590	796,268,234	798,120,141

Profit (loss) per share (in R$)
Common shares		0.6403	(1.2718)	(0.6566)
Preferred shares class "A"		0.6403	(1.2718)	(0.6566)
Preferred shares class "B"		0.6062	-	-

(i)         In the calculation of the weighted average, the shares of the Company that were repurchased were excluded from the base (Note 30(f)).

Braskem S.A.

Notes to the financial statements

Years ended December 31, 2013

All amounts in thousands of reais

32                Net sales revenues

	Note	2013	2012	2011
	2.1.1(b)		Revised	Revised
Sales revenue
Domestic market		30,236,855	27,409,691	25,574,949
Foreign market		17,532,783	15,572,798	14,143,107
		47,769,638	42,982,489	39,718,056
Sales deductions
Taxes		(6,414,524)	(6,487,401)	(6,395,071)
Sales returns and other		(385,624)	(334,761)	(236,479)
		(6,800,148)	(6,822,162)	(6,631,550)

Net sales revenue		40,969,490	36,160,327	33,086,506

33                Tax incentives

(a)               Income Tax

The PE plant installed in Camaçari (BA) and the PVC plant installed in Marechal Deodoro (AL) benefit from a 75% relief on the income tax levied over the profits obtained from the sale of their production, valid until 2016 and 2019, respectively. The other industrial plants located in the states of BA and AL are currently requesting the renewal of said benefit. The Management of the Company believes it may obtain the renewal of the incentive.

(b)               PRODESIN - ICMS

The Company has ICMS tax incentives granted by the state of AL, through the state of Alagoas Integrated Development Program - PRODESIN. These incentives are aimed at the implementation and expansion of a plant in that state and are recorded in the account “net sales revenue” in the statement of operations and in the account “taxes” of Note 32. In 2013, the amount of this incentive was R$50,908 (2012 - R$32,780).

(c)               REINTEGRA

In 2013, the Company determined a credit of R$229,742 (Note 12 (f)) (2012 - R$228,052), which is presented in the account “cost of goods sold”, in the statement of operations.

34                Other operating income (expenses), net

For the year ended December 31, 2013, the main expenditure under this heading refer to the depreciation and maintenance of paralyzed plants, provision for remedying environmental damage and inventory adjustments, that sum R$203,207. Additionally, the Company recorded revenues of R$25,063 due to the reduction in the balance of the installment of Law 11.941/09 (Note 22 (a)).

On December 31, 2013, the main amount is the indemnity received under the supply agreement between Sunoco and Braskem America in the amount of R$235,962.

Braskem S.A.

Notes to the financial statements

Years ended December 31, 2013

All amounts in thousands of reais

35                Financial results

	Note	2013	2012	2011
	2.1.1(b)		Revised	Revised
Financial income
Interest income		281,669	220,169	257,616
Monetary variations		24,117	40,599	59,226
Exchange rate variations		333,424	219,757	423,299
Other		133,928	51,403	18,937
		773,138	531,928	759,078

Financial expenses
Interest expenses		(1,121,761)	(973,195)	(990,053)
Monetary variations		(300,310)	(274,881)	(300,976)
Exchange rate variations		(78,510)	(1,898,677)	(1,659,839)
Inflation adjustments on fiscal debts		(173,864)	(208,186)	(235,769)
Tax expenses on financial operations		(32,884)	(17,289)	(15,640)
Discounts granted		(89,495)	(58,859)	(46,756)
Loans transaction costs - amortization		(6,200)	(27,221)	(21,159)
Adjustment to present value - appropriation		(592,413)	(310,525)	(60,353)
Other		(153,674)	(157,376)	(229,988)
		(2,549,111)	(3,926,209)	(3,560,533)

Total		(1,775,973)	(3,394,281)	(2,801,455)

	Note	2013	2012	2011
	2.1.1(b)		Revised	Revised
Interest income
Held for sale		13,416	5,023	96,386
Loans and receivables		102,623	139,580	96,737
Held-to-maturity		31,147	17,841	16,636
		147,186	162,444	209,759
Other assets not classifiable		134,483	57,725	47,857
Total		281,669	220,169	257,616

Braskem S.A.

Notes to the financial statements

Years ended December 31, 2013

All amounts in thousands of reais

36                Expenses by nature

The Company chose to present its expenses by function in the statement of operations. As required by IAS 1, the breakdown of expenses by nature is presented below:

	Note	2013	2012	2011
	2.1.1(b)		Revised	Revised
Classification by nature:
Raw materials other inputs		(30,515,643)	(27,812,462)	(25,146,769)
Personnel expenses		(1,953,194)	(1,772,097)	(1,574,303)
Outsourced services		(1,570,320)	(1,633,747)	(1,341,733)
Tax expenses		(9,847)	(8,293)	(54,730)
Depreciation, amortization and depletion		(2,038,366)	(1,902,475)	(1,704,524)
Freights		(1,471,853)	(1,302,899)	(993,428)
Other expenses		(667,123)	(111,229)	(373,787)
Total		(38,226,346)	(34,543,202)	(31,189,274)

Classification by function:
Cost of products sold		(35,820,761)	(32,709,068)	(29,264,970)
Selling and distribution		(1,000,749)	(990,365)	(820,015)
General and administrative		(1,077,934)	(1,071,029)	(1,008,067)
Research and development		(115,812)	(106,197)	(99,083)
Other operating income (expenses), net		(211,090)	333,457	2,861
Total		(38,226,346)	(34,543,202)	(31,189,274)

37                Segment information

Management defined the organizational structure of Braskem based on the types of business, the main products, markets and production processes, and identified five operating and reportable segments - four production segments and one distribution segment. Considering that were not sold the assets of Quantiq and IQAG (Note 2.1.1(b)), the Chemical Distribution segment once again became a reportable segment on December 31, 2013. The information for 2012 and 2011 was revised to include this change.

The current operational segments are the following:

•      Basic petrochemicals: comprises the activities related to the production of basic petrochemicals and the supply of electric energy, steam and compressed air to second-generation producers located in the Camaçari, Triunfo, SP and RJ petrochemical complexes.

•      Polyolefins: comprises the activities related to the production of PE, PP and renewables.

•      Vinyls: comprises the activities related to the production of PVC, caustic soda and chloride.

•      United States and Europe: operations related to PP production in the United States and Europe.

•      Chemical distribution: consists mainly of Quantiq’s operations related to the distribution of petroleum-based solvents, intermediate chemicals, special chemicals and pharmacons.

Braskem S.A.

Notes to the financial statements

Years ended December 31, 2013

All amounts in thousands of reais

(a)               Presentation, measurement and conciliation of results

Information by segment is generated in accounting records maintained in accordance with the accounting principles and practices adopted in Brazil, according to IFRS, and which are reflected in the consolidated financial statements.

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

(b)               Main clients

In 2013 and 2012, the Company does not have any revenue arising from transactions with only one client that is equal to or higher than 10% of its total net revenue.

In 2013, the most significant revenue from a single client amounts to approximately 3% of total net revenues of the Company and refers to the basic petrochemical segment.

Braskem S.A.

Notes to the financial statements

Years ended December 31, 2013

All amounts in thousands of reais

(c)               Results of operations by segment

		2013
		Reporting segments					Total			Braskem
		Basic			USA and	Chemical	reportable	Other	Corporate	consolidated		Braskem
	Note	petrochemicals	Polyolefins	Vinyls	Europe	distribution	segments	segments (i)	unit	before adjustments	Eliminations	consolidated

Net sales revenue		25,037,780	16,944,709	2,581,076	6,748,502	891,734	52,203,801	130,289		52,334,090	(11,364,600)	40,969,490
Cost of products sold		(22,561,151)	(14,694,326)	(2,384,543)	(6,419,523)	(761,136)	(46,820,679)	(133,690)		(46,954,369)	11,133,608	(35,820,761)
Gross profit		2,476,629	2,250,383	196,533	328,979	130,598	5,383,122	(3,401)		5,379,721	(230,992)	5,148,729

Operating expenses
Selling, general and distribution expenses		(534,896)	(852,680)	(174,072)	(282,880)	(96,673)	(1,941,201)	(68,576)	(184,718)	(2,194,495)		(2,194,495)
Results from equity investments									(3,223)	(3,223)		(3,223)
Other operating income (expenses), net		(67,835)	(30,673)	(11,179)	(37,621)	(6,537)	(153,845)	196	(57,441)	(211,090)		(211,090)
		(602,731)	(883,353)	(185,251)	(320,501)	(103,210)	(2,095,046)	(68,380)	(245,382)	(2,408,808)		(2,408,808)

Operating profit (loss)		1,873,898	1,367,030	11,282	8,478	27,388	3,288,076	(71,781)	(245,382)	2,970,913	(230,992)	2,739,921

		2012
	2.1.1(b)											Revised
		Reporting segments					Total			Braskem
		Basic			USA and	Chemical	reportable	Other	Corporate	consolidated		Braskem
		petrochemicals	Polyolefins	Vinyls	Europe	distribution	segments	segments (i)	unit	before adjustments	Eliminations	consolidated

Net sales revenue		23,603,038	14,456,827	2,019,884	5,465,180	898,786	46,443,715	72,652		46,516,367	(10,356,040)	36,160,327
Cost of products sold		(21,793,497)	(13,131,842)	(1,947,749)	(5,272,065)	(751,013)	(42,896,166)	(88,052)		(42,984,218)	10,275,150	(32,709,068)
Gross profit		1,809,541	1,324,985	72,135	193,115	147,773	3,547,549	(15,400)		3,532,149	(80,890)	3,451,259

Operating expenses
Selling, general and distribution expenses		(491,999)	(868,410)	(129,696)	(243,300)	(94,796)	(1,828,201)	(37,823)	(301,567)	(2,167,591)		(2,167,591)
Results from equity investments									(25,807)	(25,807)		(25,807)
Other operating income (expenses), net		(64,050)	(20,012)	1,808	364,798	(265)	282,279	(98,298)	149,476	333,457		333,457
		(556,049)	(888,422)	(127,888)	121,498	(95,061)	(1,545,922)	(136,121)	(177,898)	(1,859,941)		(1,859,941)

Operating profit (loss)		1,253,492	436,563	(55,753)	314,613	52,712	2,001,627	(151,521)	(177,898)	1,672,208	(80,890)	1,591,318

Braskem S.A.

Notes to the financial statements

Years ended December 31, 2013

All amounts in thousands of reais

		2011
	2.1.1(b)											Revised
		Reporting segments					Total			Braskem
		Basic			USA and	Chemical	reportable	Other	Corporate	consolidated		Braskem
		petrochemicals	Polyolefins	Vinyls	Europe	distribution	segments	segments (i)	unit	before adjustments	Eliminations	consolidated

Net sales revenue		23,080,909	12,854,346	1,730,894	3,283,828	774,923	41,724,900	146,224		41,871,124	(8,784,618)	33,086,506
Cost of products sold		(20,874,367)	(11,729,117)	(1,608,055)	(3,136,788)	(631,552)	(37,979,879)	(141,312)		(38,121,191)	8,856,221	(29,264,970)
Gross profit		2,206,542	1,125,229	122,839	147,040	143,371	3,745,021	4,912	-	3,749,933	71,603	3,821,536
		-	-	-	-	-	-	-	-		-	-
Operating expenses		-	-	-	-	-	-	-	-		-	-
Selling, general and distribution expenses		(564,536)	(850,827)	(146,357)	(113,097)	(93,601)	(1,768,418)	(36,266)	(122,481)	(1,927,165)	-	(1,927,165)
Results from equity investments		-	-	-	-	-	-	-	(1,043)	(1,043)	-	(1,043)
Results from business combinations									30,045	30,045		30,045
Other operating income (expenses), net		(10,692)	10,933	(32,126)	(16,899)	7,007	(41,777)	94,199	(49,561)	2,861	-	2,861
		(575,228)	(839,894)	(178,483)	(129,996)	(86,594)	(1,810,195)	57,933	(143,040)	(1,895,302)	-	(1,895,302)
		-	-	-	-	-	-	-	-		-	-
Operating profit (loss)		1,631,314	285,335	(55,644)	17,044	56,777	1,934,826	62,845	(143,040)	1,854,631	71,603	1,926,234

(i)      The other segments, includes the full results of the subsidiary Braskem Idesa.

Braskem S.A.

Notes to the financial statements

Years ended December 31, 2013

All amounts in thousands of reais

(d)               Net sales revenue by country

	Note	2013	2012	2011
	2.1.1(b)		Revised	Revised
Headquarter - Brazil		23,548,870	20,840,355	18,943,399
United States		7,981,211	5,642,946	5,032,359
Singapore		1,514,216	561,669	90,206
Argentina		1,222,729	1,195,728	1,058,825
Netherlands		1,099,945	913,208	862,310
Mexico		680,054	764,244	765,834
United Kingdom		578,351	406,132	434,930
Germany		536,343	583,952	134,363
Italy		318,357	282,671	159,084
Colombia		299,287	219,405	302,180
Chile		282,231	224,956	183,715
Peru		247,427	200,952	-
Uruguay		243,672	263,163	225,832
Poland		221,433	232,004	-
Switzerland		211,371	1,725,665	2,574,025
Japan		190,729	269,672
Spain		186,354	216,405	309,616
Bolivia		154,473	-
Canada		145,378	-	75,482
Paraguay		136,393	-	88,011
France		117,429	136,664
South Korea		90,531	143,036
Venezuela		90,595	152,870
Barbados				742,183
Portugal				106,463
China				85,482
Belgium				34,272
Other		872,111	1,184,628	877,935
		40,969,490	36,160,327	33,086,506

(e)               Net sales revenue by product

	Note	2013	2012	2011
	2.1.1(b)		Revised	Revised
PE/PP		23,693,211	19,922,007	16,138,174
Benzene, toluene and xylene		2,974,235	2,727,659	2,014,110
Ethylene, Propylene		2,875,381	2,502,111	2,237,711
Naphtha, condensate and crude oil		2,240,950	2,417,416	1,730,894
PVC/Caustic Soda/EDC		2,548,457	2,019,884	4,356,086
ETBE/Gasoline		2,015,749	1,751,961	1,557,080
Butadiene		1,194,839	1,643,172	1,547,222
Chemical distribution		879,801	889,190	774,923
Cumene		729,999	646,286	690,170
Solvents		527,083	515,130	487,204
Other		1,289,785	1,125,511	1,552,932
		40,969,490	36,160,327	33,086,506

Braskem S.A.

Notes to the financial statements

Years ended December 31, 2013

All amounts in thousands of reais

(f)                Property plant and equipements and intagibles assets

	2013	2012

Brazil - headquarters country	21,238,537	21,617,382
Mexico	5,684,813	1,255,171
United States of America	1,160,186	1,027,372
Germany	241,069	217,538
Other	1,573	288
	28,326,178	24,117,751

38                Insurance coverage

Braskem, according to the policy approved by the Board of Directors, maintains a broad risk and insurance management program. Specifically in the risk management area, the risk and procedure assessment practices are applied in all companies, in Brazil and abroad, including the acquisition for the period, following the principles adopted by Braskem.

In April 2013, the entire All Risks program of Braskem was renewed. In addition, in 2012, Braskem Idesa contracted insurance to cover the risks related to the construction of the Ethylene XXI Project.

The All-Risks insurance policies of Braskem, which include all assets in Brazil and abroad, have maximum indemnity limits established based on the amounts of maximum possible loss that are deemed sufficient to cover possible claims in view of the nature of the Company’s activities and based on the guidance of its insurance consultants.

The information on the All-Risks policies in effect is presented below:

		Effectiveness	Maximum indemnity limit	Amount insured
	Maturity	(in days)	US$ million	US$ million
Braskem (industrial units in Brazil)	April 8, 2014	372	2,000	24,441
Braskem America and Braskem Alemanha	April 8, 2014	372	250	2,583
Braskem Idesa	September 30, 2015	912	4,148	4,148
Quantiq	May 30, 2014	424	70	70
Total				31,242

Additionally, the Company contracted civil liability, transportation, sundry risk and vehicle insurance. The risk assumptions adopted are not part of the audit scope and, therefore, were not subject to review by our independent accountants.

Braskem S.A.

Management’s notes to the financial statements on December 31, 2013

Amounts in thousands of Brazilian real, except where stated otherwise

39                Non-cash operations (Statements of cash flow)

(a)               2013

Capital increase in DAT (Note 1(b)(xxxi)) realized through transfer of assets.

(b)               2012

•         Capital increase of Braskem Distribuidora (Note 1(b)(xiii)).

•         Divestment of equity interests in Braskem Distribuidora and Cetrel (Note 5), with the stipulated receipt for 2013.

40                Subsequent events

On January 16, 2014, Braskem issued Notes amounting to US$500 million in bonds, with coupon of 6.45% p.a. and maturing in February 2024. This was the first issue of Bonds by Braskem registered with the U.S. Securities and Exchange Commission (SEC). In February 2014, Braskem used the resources captured to partially settle the Bonds of 2017, 2018 and 2020 (Note 19 (c)).

41                Information related to guaranteed securities issued by subsidiaries

Braskem S.A. has fully and unconditionally guaranteed the debt securities issued by Braskem Finance, a 100-percent-owned finance subsidiary of Braskem. There are no significant restrictions on the ability of Braskem to obtain funds from Braskem Finance.