Form 20-F
period 2014-12-31
BRASKEM SA
filed 2015-04-24
CIK 1071438

As filed with the Securities and Exchange Commission on April 24, 2015

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F

☐          REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR

12(g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒         ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d)

OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2014

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

TITLE OF EACH CLASS:

6.450% Notes due 2024, issued by Braskem Finance Limited

The total number of issued shares of each class of stock of Braskem S.A. as of December 31, 2014 was:

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

On April 20, 2015, the exchange rate for reais into U.S. dollars was R$3.047 to US$1.00, based on the selling rate as reported by the Central Bank of Brazil (Banco Central do Brasil), or the Central Bank. The selling rate was R$2.6562 to US$1.00 on December 31, 2014, R$2.3426 to US$1.00 on December 31, 2013 and R$2.0435 to US$1.00 on December 31, 2012, in each case, as reported by the Central Bank. The real/U.S. dollar exchange rate fluctuates widely, and the selling rate on April 20, 2015 may not be indicative of future exchange rates. See “Item 3. Key Information—Exchange Rates” for information regarding exchange rates for the real since January 1, 2010.

Solely for the convenience of the reader, we have translated some amounts included in “Item 3. Key Information—Selected Financial and Other Information” and elsewhere in this annual report from reais into U.S. dollars using the selling rate as reported by the Central Bank as of December 31, 2014 of R$2.6562 to US$1.00. These translations should not be considered representations that any such amounts have been, could have been or could be converted into U.S. dollars at that or at any other exchange rate. Such translations should not be construed as representations that the real amounts represent or have been or could be converted into U.S. dollars as of that or any other date.

Financial Statements

We maintain our books and records in reais. Our consolidated financial statements as of December 31, 2014 and 2013 and for the three years ended December 31, 2014 have been audited, as stated in the report appearing herein, and are included in this annual report.

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

The selected financial data as of December 31, 2014 and 2013 and for the three years ended December 31, 2014 have been derived from our audited consolidated financial statements, prepared in accordance with IFRS, and included in this annual report. The selected financial data as of December 31, 2012, 2011 and 2010 and for the years ended December 31, 2011 and 2010 have been derived from our audited consolidated financial statements, prepared in accordance with IFRS, which are not included in this annual report.

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

	For the Year Ended December 31,
	2014(1)	2014	2013	2012(2)	2011(2)(3)	2010(4)
	(in millions of US$, except per share data and as indicated)	(in millions of reais, except per share data and as indicated)

Statement of Operations Data:

Net sales revenue	US$17,329.8	R$46,031.4	R$40,969.5	R$36,160.3	R$33,086.5	R$25,025.7
Cost of products sold	(15,080.7)	(40,057.3)	(35,820.8)	(32,709.1)	(29,265.0)	(21,028.9)
Gross profit	2,249.1	5,974.0	5,148.7	3,451.2	3,821.5	3,996.8
Income (expenses):
Selling and Distribution	(435.1)	(1,155.8)	(1,000.7)	(990.4)	(820.0)	(689.1)
General and administrative	(455.6)	(1,210.1)	(1,077.9)	(1,071.0)	(1,008.1)	(931.1)
Research and development	(52.1)	(138.4)	(115.8)	(106.2)	(99.1)	(78.8)
Results from equity investments	1.5	3.9	(3.2)	(25.8)	(1.0)	18.2
Results from business combinations	—	—	—	—	30.0	975.3
Other operating income (expenses), net	36.0	95.6	(211.1)	333.5	2.9	(96.6)
Operating profit	1,343.7	3,569.2	2,740.0	1,591.3	1,926.2	3,194.7
Financial results:
Financial expenses	(1,033.8)	(2,745.9)	(2,549.1)	(3,926.2)	(3,560.5)	(1,692.0)
Financial income	133.7	355.2	773.0	532.0	759.0	364.9
Profit (loss) before income tax and social contribution	443.7	1,178.6	963.9	(1,802.9)	(875.3)	1,867.6
Income tax and social contribution	(170.3)	(452.3)	(456.9)	783.1	359.5	6.1
Profit (loss) from continuing operations	273.4	726.3	507.0	(1,019.8)	(515.8)	1,873.7
Results from discontinued operations	—	—	—	281.5	27.6	15.8
Profit (loss)	US$273.4	R$726.3	R$507.0	R$(738.3)	R$(488.2)	R$1,889.5

Net income attributable to shareholders of the company	325.3	R$864.1	R$509.7	R$(731.1)	R$(496.5)	R$1,895.3
Net income attributable to non-controlling interest	(51.9)	(137.8)	(2.7)	(7.2)	8.3	(5.8)

Earnings (loss) per share:
Basic:
Common shares		1.0857	0.6403	(1.2718)	(0.6566)	2.6816
Preferred class “A” shares		1.0857	0.6403	(1.2718)	(0.6566)	2.5683
Preferred class “B” shares		0.6062	0.6062	—	—	0.6029
ADS		2.1714	1.2806	(2.5436)	(1.3132)	5.1366
Diluted:
Common shares		1.0857	0.6403	(1.2718)	(0.6566)	2.6816
Preferred class “A” shares		1.0857	0.6403	(1.2718)	(0.6566)	2.5683
Preferred class “B” shares		0.6062	0.6062	—	—	0.6029
ADS(5)		2.1714	1.2806	(2.5436)	(1.3132)	5.1366
________________________________________________________________
(1)     Translated for convenience only using the selling rate as reported by the Central Bank as of December 31, 2014 for reais into U.S. dollars of R$2.6562=US$1.00.

(2)     As a result of our decision to maintain IQ Soluções & Química, or QuantiQ, and Ipiranga Química Armazéns Gerais Ltda., or and IQAG, which previously represented the Chemical Distribution segment before we temporarily offered them for sale during 2013, we have restated our financials to include the Chemical Distribution segment for the year ended December 31, 2011.

(3)     The financial information for 2011 and 2010, presented for comparison purposes against 2012, was restated to reflect the impacts of the discontinued operations of Cetrel S.A. and Distribuidora de Água Camaçari (formerly Braskem Distribuidora S.A.).

(4)     Includes Braskem America as from April 1, 2010, Braskem Qpar S.A. (formerly known as Quattor Participações S.A.), or Braskem Qpar, and its subsidiaries, Unipar Comercial and Polibutenos as from May 1, 2010. The financial information for 2010 has not been restated to reflect the impacts of our decision to maintain QuantiQ and IQAG after we temporarily offered them for sale last year because such impacts did not have a material effect in 2010.

(5)     American depositary shares (ADS) are U.S. dollar-denominated equity shares of a foreign-based company on an American stock exchange. In our case, each ADS represents two class A preferred shares.

	At and For the Year Ended December 31,
	2014(1)	2014	2013	2012	2011	2010(2)
	(in millions of US$, except as indicated)	(in millions of reais, except as indicated)

Balance Sheet Data:

Cash and cash equivalents	US$1,503.4	R$3,993.4	R$4,335.9	R$3,287.6	R$2,986.8	R$2,624.3
Short-term trade accounts receivable	1,013.7	2,692.6	2,810.5	2,326.5	1,843.8	1,894.6
Inventories	2,021.0	5,368.1	5,150.3	4,102.1	3,623.5	3,015.7
Non-current assets held for sale	—	—	37.7	277.8	—	—
Property, plant and equipment, net	10,918.4	29,001.5	25,413.5	21,176.8	20,622.7	19,366.3
Total assets	18,606.2	49,421.8	46,815.8	39,872.3	36,821.13	33,993.2
Short-term borrowings (including current portion of long-term borrowings)	534.0	1,418.5	1,248.8	1,836.0	1,391.8	1,206.4
Short-term debentures (including current portion of debentures)	—	—	—	—	—	517.7
Non-current liabilities held for sale	—	—	—	109.8	—	—
Long-term borrowings	7,122.2	18,918.0	17,353.7	15,675.6	13,753.0	11,004.3
Long-term debentures	—	—	—	—	19.1	—
Share capital	3,028.1	8,043.2	8,043.2	8,043.2	8,043.2	8,043.2
Shareholders’ equity (including non-controlling interest)	2,219.1	5,894.4	7,681.3	8,652.0	9,979.9	10,408.3

Other Financial and Operating Information:

Cash Flow Information:
Net cash provided by (used in):
Operating activities	US$1,427.6	R$3,791.9	R$2,457.8	R$2,571.8	R$2,777.5	R$2,720.4
Investing activities	(1,873.8)	(4,977.1)	(4,954.2)	(2,834.3)	(2,866.5)	(2,387.6)
Financing activities	336.7	894.4	3,614.2	633.9	494.7	(388.3)

Other Information:
Capital expenditures:
Property, plant and equipment	1,996.0	5,301.8	5,656.4	2,792.9	2,252.5	1,689.0
Investments in other companies	—	—	—	—	619.2	939.4

Domestic Sales Volume Data (in thousands of tons) (3):
Ethylene		3,203.9	3,360.0	3,329.3	3,097.4	2,949.9
Propylene		1,068.5	1,187.7	1,170.4	1,123.1	1,212.1
Polyethylene		1,706.1	1,765.7	1,668.2	1,524.9	1,546.8
Polypropylene		1,204.0	1,268.9	1,233.3	1,149.8	1,086.9
Polyvinyl chloride (PVC)		667.5	636.5	560.9	484.0	504.9
____________________________

(1)     Translated for convenience only using the selling rate as reported by the Central Bank as of December 31, 2014 for reais into U.S. dollars of R$2.6562=US$1.00.

(2)     Includes Braskem America as from April 1, 2010, Braskem Qpar and the subsidiaries, Unipar Comercial and Polibutenos as from May 1, 2010.

(3)     Including intra-company sales within our company. Intra-company sales of ethylene totaled approximately 2,704,300 tons in 2014, 2,828,200 tons in 2013, 2,805,500 in 2012, 2,606,100 in 2011 and 2,511,500 tons in 2010. Intra-company sales of propylene totaled approximately 859,500 tons in 2014, 977,900 tons in 2013, 950,000 tons in 2012, 905,400 tons in 2011 and 926,300 tons in 2010.

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

	Reais per U.S. Dollars
Year	High	Low	Average	Period End
2010	R$1.881	R$1.655	R$1.759	R$1.666
2011	1.902	1.535	1.675	1.876
2012	2.112	1.702	1.955	2.043
2013	2.446	1.953	2.161	2.343
2014	2.740	2.197	2.355	2.656

	Reais per U.S. Dollars
Month	High	Low
September 2014	R$2.452	R$2.232
October 2014	2.534	2.391
November 2014	2.614	2.484
December 2014	2.740	2.561
January 2015	2.711	2.575
February 2015	2.881	2.689
March 2015	3.268	2.865
April 2015(through April 20)	3.155	3.046

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

Slowed growth in emerging economies resulted in decreased growth in the global economy, which recorded growth of 3.3% in 2014. In 2014, the Brazilian economy did not register significant GDP growth, as compared to 2.5% in 2013 and 1.0% in 2012 and apparent consumption for thermoplastic resins in Brazil declined by 2.4%.

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

We face competition in Brazil from foreign producers of polyethylene, polypropylene, PVC and other petrochemical products. Our U.S. operations face competition in the United States from other U.S. producers of polypropylene. Our German operations face competition in Europe and the other export markets that it serves from European and other foreign producers of polypropylene. We generally set the prices for our second generation products sold in Brazil with reference to the prices charged for these products by foreign producers in international markets and set the prices for polypropylene sold in the United States with reference to industry indices or based on negotiations with its customers. We generally set the prices for our second generation products exported from Brazil based on international spot market prices. As a result of the announced commissioning of new ethylene capacity, particularly in the Middle East and in China, coupled with the increased competitiveness of gas-based ethylene producers in United States as a result of their relatively lower raw material costs, we anticipate that we may experience increasing competition from other producers of second generation products in the markets in which we sell these products. In addition, the appreciation of the real against the U.S. dollar increases the competitiveness of prices of imported products in reais, which may increase the competition in Brazil from other producers of second generation products. Some of our foreign competitors are substantially larger and have greater financial, manufacturing, technological and marketing resources than our company.

Higher raw materials costs would increase our cost of sales and services rendered and may reduce our gross margin and negatively affect our overall financial performance.

Naphtha, a crude oil derivative, is the principal raw material used by our Basic Petrochemicals Unit and, indirectly, in our other business units. Naphtha accounted, directly and indirectly, for approximately 48.3% of our consolidated cost of sales and services rendered in 2014.

We purchase a portion of the naphtha used by our Basic Petrochemical Unit from Petróleo Brasileiro S.A.- Petrobras, or Petrobras, at prices based on a variety of factors, including the Amsterdam-Rotterdam-Antwerp market prices of naphtha and a variety of other petrochemical derivatives, the volatility of the prices of these products in the international markets, the real/U.S. dollar exchange rate, and the level of paraffinicity of the naphtha that is delivered.

The price of naphtha that we purchase from international suppliers is also linked to the Amsterdam-Rotterdam-Antwerp. The Amsterdam-Rotterdam-Antwerp market price of naphtha fluctuates primarily based on changes in the U.S. dollar-based price of Brent crude oil on the Intercontinental Exchange based in London.  Oil markets may face strong volatility due to: (1) the impact of new non-OPEC production, primarily from the United States; (2) OPEC’s decisions with regards to their production quotas; and (3) political uncertainties in the Middle East and North Africa. In 2014, the price of the front-month contract on Brent crude oil decreased by 50.2% from a high of US$115.06 per barrel in June 2014 to a low of US$57.33 per barrel in December 2014. Volatility of the price of naphtha and the upward trend in the price of oil and naphtha have effects on the price competitiveness of our naphtha-based crackers.

The average Amsterdam-Rotterdam-Antwerp market price of naphtha in U.S. dollars declined by 7.4% to US$836 per ton in 2014 from US$903 per ton in 2013 and US$936 per ton in 2012, with its highest price of reaching US$952 per ton in June 2014 and its lowest price reaching US$492 per ton in December 2014. The price of naphtha in U.S. dollars has been, and may continue to be, volatile.

In addition, the fluctuations of the U.S. dollar in the future may effectively increase our naphtha costs in reais. Any increase in naphtha costs would reduce our gross margin and negatively affect our overall financial performance to the extent we are unable to pass on these increased costs to our customers and could result in reduced sales volumes of our products.

The production of natural gas liquids, particularly in North America, may reduce the global prices of polyethylene, which would reduce our gross margin and negatively affect our overall financial performance.

In recent years, the use of ethane as a feedstock for the production of ethylene has increased as a result of its increasing availability and the divergence between the cost of natural gas and oil (from which naphtha is derived and the pricing of condensate is based). Production of natural gas liquids have increased, particularly in North America, as the technology to extract gas from shale has improved. In order to improve their global competitiveness, most U.S. ethylene producers with the raw material flexibility to use ethane as a feedstock have converted to the use of light feedstocks.

As a result of the increase in the production of natural gas liquids in North America, (1) ethane has returned as a low-cost alternative to oil-based products and (2) additional gas production has resulted in an increasingly competitive ethane price. North American polyethylene producers have benefited from the low-cost position of natural gas prices, and the resulting increased competitiveness of North American polyethylene producers could decrease the global and domestic price of polyethylene, which would reduce our gross margin and negatively affect our overall financial performance.

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

Petrobras is the only Brazilian supplier of naphtha and has historically supplied approximately 70% of the naphtha consumed by our Basic Petrochemicals Unit. Petrobras produces most of the naphtha it sells to us and imports naphtha to serve the gasoline pool and to sell to us. Petrobras currently is also the only Brazilian supplier of ethane and propane and has historically supplied almost all of the ethane and propane consumed at our petrochemical complex located in Duque de Caxias in the State of Rio de Janeiro, or the Rio de Janeiro Complex.

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

In February 28, 2014, we extended our naphtha supply contract with Petrobras under the same terms of this contract until August 31, 2014. On August 29, 2014, we amended our naphtha supply contract with Petrobras to extend the maturity to February 28, 2015, under the same terms of the original contract. On February 27, 2015, we amended our naphtha supply contract with Petrobras to extend the agreement to August 31, 2015. Pursuant to this amendment, the existing terms and conditions of the contract have been maintained and the price will be adjusted retroactively to March 1, 2015 in accordance with the terms of a replacement contract that we are currently negotiating once it is executed. We cannot assure that the price adjustment on this amendment will not reduce our gross margin and net income.

We cannot assure you that the pricing formula under the new naphtha supply contract will be as favorable to our company as the pricing formulas under our existing naphtha supply contracts. To the extent that the price that we pay naphtha under our new naphtha supply contract causes our costs for naphtha to increase relative to contract or spot prices available for in the international commodities market or the volatility of naphtha pricing under our new naphtha supply contract increases, the revisions to this pricing formula could have a material adverse effect on the margins that we are able to achieve for our petrochemical products and, as a result, on our results of operations.

In addition, we cannot assure you that we will be successful in our negotiation of a new naphtha supply contract. In the event that our current naphtha supply contracts, as extended, were to expire and Petrobras was unwilling to further extend these contracts, we would seek to replace this supply through other long-term contracts with other suppliers and through purchases on the spot market. However, because our naphtha delivery infrastructure has been designed to accommodate large deliveries from Petrobras refineries in Brazil, we would initially be constrained with respect to storage and delivery of naphtha to our naphtha-based crackers in Brazil. As a result, any interruption in our supply of naphtha from Petrobras could have an adverse effect on the cost of naphtha to our company, and consequently the margins we achieve on our petrochemical products, as well as our capacity utilization rates as we upgraded our infrastructure to permit delivery from other suppliers, each of which would have a material adverse effect on our results of operations.

Finally, although regulatory changes have ended Petrobras’ monopoly in the Brazilian naphtha market and have allowed us to import naphtha, any restrictions imposed on the importation of naphtha into Brazil could increase our production costs

Our Polyolefins Unit and Vinyls Unit depend on our basic petrochemicals plants to supply them with their ethylene and propylene requirements.

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

•      any significant reduction in the supply of naphtha to our Basic Petrochemicals Unit, as naphtha is the principal raw material used by our Basic Petrochemicals Unit in the production of ethylene and propylene; or

•      any significant reduction in the supply of ethane or propane to our subsidiary Rio Polímeros S.A., or RioPol, as ethane and propane are the principal raw materials used by RioPol in the production of ethylene and propylene.

We depend on Petrobras for a significant portion of the propylene that we use in Brazil to produce polypropylene.

During 2014, 47.3 % of the propylene used by our Polyolefins Unit was supplied by Petrobras. Because there is inadequate infrastructure in Brazil to permit the importation of large quantities of these products and the cost of storing and transporting propylene is substantial, we are highly dependent on propylene supplied by Petrobras and production volumes of, and net sales revenue from, polypropylene products would decrease, and our overall financial performance would be negatively affected, in the event of the following:

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

Standard & Poor’s Ratings Services, a division of The McGraw-Hill Companies, Inc., or Standard & Poor’s, Moody’s Investors Service, or Moody’s, and Fitch, Inc., or Fitch, maintain ratings of our company and our debt securities. Currently, Standard & Poor’s, Moody’s and Fitch maintain ratings of our company on a local and a global basis. On a global basis, Standard & Poor’s maintains a local currency rating for our company of “BBB- (stable)” and a foreign currency rating for our company of “BBB- (stable),” Moody’s maintains a local currency rating for our company of “Baa3 (negative)” and foreign currency rating for our company of “Baa3 (negative),” and Fitch maintains a local currency rating for our company of “BBB- (stable)” and foreign currency rating for our company of “BBB- (stable).” Any decision by these agencies to downgrade the ratings of our company or of our debt securities in the future would likely result in increased interest and other financial expenses relating to our borrowings and debt securities and the inclusion of financial covenants in the instruments governing new indebtedness, and could significantly reduce our ability to obtain such financing on satisfactory terms or in amounts required by us and our liquidity.

Some of our shareholders may have the ability to determine the outcome of corporate actions or decisions, which could affect the holders of our class A preferred shares and the ADSs.

Odebrecht S.A., or Odebrecht, directly or through its wholly-owned subsidiary Odebrecht Serviços e Participações S.A., or OSP, owns 38.3% of our outstanding share capital, including 50.11% of our voting share capital. Designees of Odebrecht constitute a majority of the members of our board of directors. Under a shareholders’ agreement to which OSP and Petrobras are parties, which we refer to as the Petrobras Shareholders’ Agreement, we have agreed to undertake certain actions only after Odebrecht and Petrobras have reached a consensus with respect to those actions and Odebrecht will have the sole power to approve the business plan of our company, as described under “Item 7. Major Shareholders and Related Party Transactions—Major Shareholders—Shareholders’ Agreements.” As a result, Odebrecht will have the ability to determine the outcome of most corporate actions or decisions requiring the approval of our shareholders or our board of directors — in certain instances, with the consent of Petrobras — which could affect the holders of our class A preferred shares and the American Depositary Shares, or ADSs.

We may face conflicts of interest in transactions with related parties.

We maintain trade accounts receivable and current and long-term payables with some of our affiliates and other related parties, including Petrobras, which is our domestic supplier of naphtha and other raw materials such as propylene, ethane and propane. Petrobras holds 36.1% of our outstanding share capital, including 47.0% of our voting share capital. These accounts receivable and accounts payable balances result mainly from purchases and sales of goods, which are at prices and on terms equivalent to the average terms and prices of transactions that we enter into with third parties, other than the prices that we pay under our naphtha purchase agreements with Petrobras, which we believe are more suitable to the products that we receive from Petrobras compared to products and prices available in transactions that we enter into with other third parties. We also engage in financial and other transactions with some of our direct and indirect shareholders. These and other commercial and financial transactions between us and our affiliates could result in conflicting interests between our company and these shareholders.

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

In 2012, we began construction of an olefins complex, or the Mexico Complex, to be located in the Mexican state of Veracruz. For more information about this project, which we refer to as Project Ethylene XXI, see “Item 5. Operating and Financial Review and Prospects—Capital Expenditures—Joint Venture Projects—Project Ethylene XXI.”

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

•      the ability of Braskem Idesa to complete the project’s milestones in order to obtain future disbursements under our project finance facilities that are necessary for the implementation of this project;

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

Although we believe that the cost estimate and implementation schedule of Project Ethylene XXI is reasonable, we cannot assure you that the actual costs or time required to complete the implementation of this project will not substantially exceed our current estimates. Any significant cost overrun or delay could hinder or prevent the implementation of our business plan as originally conceived, and result in revenues and net income being less than expected.

Future adjustments in tariffs on imports that compete with our products could cause us to lower our prices.

We currently benefit from tariffs imposed by the Brazilian government on imports that allow us to charge prices for our polyolefins and vinyls products in the domestic market that include a factor based on the tariffs levied on comparable imports of those products. However, the Brazilian government has in the past used import and export tariffs to effect economic policies, with the consequence that tariffs can vary. For example, in September 2012, the Brazilian government increased import duties on 100 products related to various industries, including an increase on the import tariff for polyethylene. In October 2012, it increased the import tariff for polyethylene from 14% to 20% and in October 2013, it reduced the import tariff for polyethylene to the previous level of 14%.  Future adjustments of tariffs could lead to increase competition from imports and cause us to lower our domestic prices, which would likely result in lower net sales revenue and could negatively affect our overall financial performance. Additionally, the products we produce in the United States and Europe are subject to tariffs in the amount of 6.5% in each jurisdiction, subject to certain preferences. These tariffs generally favor our products produced locally and any future adjustments to these tariff structures could negatively impact our sales in these jurisdictions.

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

Additionally, approximately 70% of Brazil’s installed electric generation capacity is currently dependent upon hydroelectric generation facilities. If the amount of water available to energy producers becomes increasingly scarce due to drought or diversion for other uses, as has occurred in recent years, the cost of energy, which represented approximately 2.2% of our total cost of goods sold in 2014, may increase.  Such conditions could have a material adverse effect on our sales and margins.

We could be materially adversely affected by violations of the Brazilian Anti-Corruption Law, U.S. Foreign Corrupt Practices Act and similar anti corruption laws.

We, our subsidiaries and our joint venture partners are subject to a number of anti-corruption laws, including Law No. 12,486/2013, or the Brazilian Anti-Corruption Law, which became effective on January 28, 2014, the U.S. Foreign Corrupt Practices Act and various other anti-corruption and anti-bribery laws of other jurisdictions. In the context of anti-corruption allegations against certain individuals and entities in Brazil, including Petrobras, we were mentioned in allegations of improper payments made in order to receive favorable treatment in connection with certain contracts that we are party to with Petrobras. We have not received notice of any proceeding or investigation involving us that has been commenced in Brazil or the United States in connection with these allegations.

Although we have certain procedures in place, we have implemented additional procedures and controls to monitor our compliance with applicable anti-corruption laws and as a result of the recent allegations against us, have engaged Brazilian and U.S. legal counsel to conduct a voluntary internal investigation of this matter.  If any of these allegations prove to be true, or if we or any of our subsidiaries, or joint venture partners fails to comply with any of these laws, we could be subject to applicable civil or criminal penalties, which could adversely affect our overall performance.

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

We currently benefit from certain industrial policies and related actions undertaken by the Brazilian government intended to strengthen the domestic economic and certain local industries. Some of these policies and actions have recently included reductions in payroll taxes for plastic manufacturers, a program to improve the competitiveness of Brazilian plastics producers in the export markets by refunding the federal taxes levied on their export sale, intervention of the federal government to limit uniform import tariffs at local ports, increases in import duties on certain products, including polyethylene, and the reduction in the rates of Social Integration Program (Programa de Integração Social), or PIS, a federal value-added tax, and Contribution for Social Security Financing (Contribuição para Financiamento da Seguridade Social), or COFINS, taxes on feedstock purchases by first- and second-generation petrochemical producers. These taxes were set at a rate of 5.6% prior to June 2013, when they were lowered to 1%. These tax rates are expected to continue at a 1% rate during 2015 but the rate is expected to increase to 3% in 2016 and 5% in 2017 and, then return to 5.6% in 2018. Such industrial policies may be of limited duration and may be renewed or discontinued at the discretion of the Brazilian government. We cannot predict or control which policies will be renewed or discontinued and whether future changes to Brazilian industrial policy will be proposed and enacted in the future. If industrial policies that benefit us expire, or policies detrimental to us are implemented, our business, results of operations and financial condition may be adversely affected.

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

The Brazilian currency has been devalued on several occasions during the last four decades. Throughout this period, the Brazilian government has implemented various economic plans and various exchange rate policies, including sudden devaluations, periodic mini-devaluations (during which the frequency of adjustments has ranged from daily to monthly), exchange controls, dual exchange rate markets and a floating exchange rate system. From time to time, there have been significant fluctuations in the exchange rate between the Brazilian currency and the U.S. dollar and other currencies. The real appreciated against the U.S. dollar by 4.3% during 2010. The real depreciated by 12.6% against the U.S. dollar during 2011, by 8.9% during 2012, by 14.6% during 2013 and by 13.4% during 2014.

Depreciation of the real relative to the U.S. dollar also could result in inflationary pressures in Brazil by generally increasing the price of imported products and services. On the other hand, the appreciation of the real against the U.S. dollar may lead to a deterioration of the country’s current account and the balance of payments and may dampen export-driven growth.

We had total foreign currency-denominated debt obligations, all of which were denominated in U.S. dollars, in an aggregate amount of R$13,928.4 million (US$5,248.1 million) as of December 31, 2014, representing 68.5% of our consolidated indebtedness, not including transaction costs or the aggregate amount of R$7,577.5 million (US$2,878.9 million) outstanding as of December 31, 2014 in connection with the project finance debt related to Project Ethylene XXI. As of December 31, 2014, we had US$858.0 million in foreign currency-denominated cash and cash equivalents.

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

The prices of naphtha, our most important raw material, and of some of our other raw materials, are denominated in or linked to the U.S. dollar. Naphtha accounted, directly and indirectly, for 48.3% of our consolidated cost of sales and services rendered in 2014. When the real depreciates against the U.S. dollar, the cost in reais of our U.S. dollar-denominated and U.S. dollar-linked raw materials increases, and our operating income in reais may decrease to the extent that we are unable to pass on these cost increases to our customers.

The Brazilian government’s actions to combat inflation may contribute significantly to economic uncertainty in Brazil and reduce demand for our products.

Historically, Brazil has experienced high rates of inflation. Inflation, as well as government efforts to combat inflation, had significant negative effects on the Brazilian economy, particularly prior to 1995. The inflation rate, as measured by the General Price Index—Internal Availability (Índice Geral de Preços—Disponibilidade Interna), or the IGP-DI, reached 2,708% in 1993. Although inflation rates have been substantially lower since 1994 than in previous periods, inflationary pressures persist. Inflation rates, as measured by the IGP-DI, were 11.3% in 2010, 5.1% in 2011, 7.8% in 2012, 5.5% in 2013 and 3.7% in 2014. The Brazilian government’s measures to control inflation have often included maintaining a tight monetary policy with high interest rates, thereby restricting availability of credit and reducing economic growth. Inflation, actions to combat inflation and public speculation about possible additional actions also may contribute to economic uncertainty in Brazil and to heightened volatility in the Brazilian securities markets.

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

Our financial expenses are affected by changes in the interest rates that apply to our floating rate debt. As of December 31, 2014, we had, among other debt obligations, R$2,375.5 million of loans and financing and debentures that were subject to the Long-Term Interest Rate (Taxa de Juros de Longo Prazo), or TJLP, R$2,362.0 million of loans and financing and debentures that were subject to the Interbank Deposit Certificate (Certificado de Depósito Interbancário), or CDI rate, and R$7,377.5 million of loans and financing that were subject to the London Interbank Offered Rate, or LIBOR.

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

Our foreign-currency debt denominated in dollars represented an aggregate of 68.5% of our indebtedness on a consolidated basis as of December 31, 2014, not including transaction costs or the aggregate amount of R$7,577.5 million (US$2,852.8 million) outstanding as of December 31, 2014 in connection with the project finance debt related to Project Ethylene XXI. If we fail to make payments under any of these obligations, we will be in default under those obligations, which could reduce our liquidity as well as the market price of our class A preferred shares and the ADS.

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

Risks Relating to Our Equity and Debt Securities

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

Restrictions on the movement of currency out of Brazil may impair the ability of holders of the 6.450% Notes due 2024, issued by Braskem Finance Limited, or the 2024 Notes, to receive interest and other payments on the notes.

The Brazilian government may impose temporary restrictions on the conversion of Brazilian currency into foreign currencies and on the remittance to foreign investors of proceeds of their investments in Brazil. Brazilian law permits the government to impose these restrictions whenever there is a serious imbalance in Brazil’s balance of payments or there are reasons to foresee a serious imbalance. The Brazilian government imposed remittance restrictions for approximately six months in 1990. Similar restrictions, if imposed in the future, would impair or prevent the conversion of interest payments on the notes from reais into U.S. dollars and the remittance of U.S. dollars abroad to holders of the 2024 Notes. The Brazilian government may take similar measures in the future.

The foreign exchange policy of Brazil may affect the ability of Braskem to make money remittances outside Brazil in respect of the guarantees.

Under current Brazilian regulations, Brazilian companies are not required to obtain authorization from the Central Bank in order to make payments under guarantees in favor of foreign persons, such as the holders of the 2024 Notes. We cannot assure you that these regulations will continue to be in force at the time Braskem is required to perform its payment obligations under the guarantees. If these regulations or their interpretation are modified and an authorization from the Central Bank is required, Braskem would need to seek an authorization from the Central Bank to transfer the amounts under the guarantees out of Brazil or, alternatively, make such payments with funds held by Braskem outside Brazil. We cannot assure you that such an authorization will be obtained or that such funds will be available. If such authorization is not obtained, we may be unable to make payments to holders of the 2024 Notes in U.S. dollars. If we are unable to obtain the required approvals, if needed for the payment of amounts owed by Braskem through remittances from Brazil, we may have to seek other lawful mechanisms to effect payment of amounts due under the notes. However, we cannot assure you that other remittance mechanisms will be available in the future, and even if they are available in the future, we cannot assure you that payment on the 2024 Notes would be possible through such mechanism.

Judgments of Brazilian courts enforcing Braskem’s obligations under the guarantees would be payable only in reais.

If proceedings are brought in the courts of Brazil seeking to enforce Braskem’s obligations under the guarantees, Braskem would not be required to discharge its obligations in a currency other than reais. Any judgment obtained against Braskem in Brazilian courts in respect of any payment obligations under the guarantees would be expressed in reais. We cannot assure you that this amount in reais will afford you full compensation of the amount sought in any such litigation.

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

We cannot assure you that a judgment of a U.S. court for liabilities under U.S. securities laws would be enforceable in Brazil or the Cayman Islands, or that an original action can be brought in Brazil or the Cayman Islands against Braskem or Braskem Finance Limited or their respective officers and directors for liabilities under U.S. securities laws, among others.

Braskem Finance Limited is an exempted company incorporated with limited liability under the laws of the Cayman Islands. Braskem is a corporation organized under the laws of Brazil. All of the directors of Braskem Finance Limited, all of the directors and officers of Braskem and some of the advisors named herein reside in Brazil or elsewhere outside the United States, and all or a significant portion of the assets of such persons may be located outside the United States. As a result, it may not be possible for investors to effect service of process within the United States or other jurisdictions outside Brazil upon such persons, or to enforce against such persons judgments predicated upon the civil liability provisions of the U.S. federal securities laws or the laws of such other jurisdictions. In addition, it may not be possible to bring an original action in Brazil against Braskem for liabilities under applicable securities laws. Furthermore, as most of our assets are located in Brazil, any action for enforceability of the guarantees would likely need to be validated by the courts of Brazil. We cannot assure you that such judicial validation would be obtained in a timely manner or at all.

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

Developments in the international capital markets may decrease the market price of our class A preferred shares, ADSs and 2024 Notes.

The market price of our class A preferred shares, ADSs and 2024 Notes may be adversely affected by declines in the international financial markets and world economic conditions. Brazilian securities markets are influenced, to varying degrees, by economic and market conditions in other countries, especially those in Latin America.

Although economic conditions are different in each country, investors’ reaction to developments in one country may affect the securities markets and the securities of issuers in other countries, including Brazil. The recent global economic and financial crisis has had a significant negative impact on the economies of countries around the world. Developed economies like the United States have sustained some of the most direct effects while some emerging economies like that of China and Brazil have suffered substantial but comparatively milder effects. More recently, several European economies have revealed significant macroeconomic imbalances. We cannot assure you that the market for Brazilian securities will not continue to be affected negatively by events elsewhere. Any adverse economic developments in other emerging markets may adversely affect investor confidence in securities issued by Brazilian companies, causing their market price and liquidity to suffer. Any such developments could immediately affect our ability to raise capital when needed and the market price of our class A preferred shares, ADSs and 2024 Notes.

The imposition of IOF taxes may indirectly influence the price and volatility of our ADSs and preferred shares.

Brazilian law imposes the IOF/Exchange Tax, on the conversion of reais into foreign currency and on the conversion of foreign currency into reais. The objective of this tax is to slow the pace of speculative inflows of foreign capital into the Brazilian market and the appreciation of the real against the U.S. dollar. The imposition of this tax may discourage foreign investment in shares of Brazilian companies, including our company, due to higher transaction costs, and may negatively impact the price and volatility of our ADSs and preferred shares on the NYSE and the Brazilian Securities, Commodities and Futures Exchange (BM&FBOVESPA – Bolsa de Valores, Mercadorias e Futuros), or BM&FBOVESPA. See “Item 10. Additional information—Taxation—Brazilian Tax Considerations.”

Because Braskem Finance Limited has no operations of its own, holders of the 2024 Notes must depend on Braskem to provide Braskem Finance Limited with sufficient funds to make payments on the 2024 Notes when due.

Braskem Finance Limited, a wholly-owned subsidiary of Braskem incorporated in the Cayman Islands, has no operations other than the issuing and making payments on the 2024 Notes and other indebtedness ranking equally with the 2024 Notes, and using the proceeds therefrom as permitted by the documents governing these issuances, including lending the net proceeds of the 2024 Notes and other indebtedness incurred by Braskem Finance Limited to Braskem and subsidiaries of Braskem. Accordingly, the ability of Braskem Finance Limited to pay principal, interest and other amounts due on the 2024 Notes and other indebtedness will depend upon the financial condition and results of operations of Braskem and its subsidiaries that are creditors of Braskem Finance Limited. In the event of an adverse change in the financial condition or results of operations of Braskem and its subsidiaries that are creditors of Braskem Finance Limited, these entities may be unable to service their indebtedness to Braskem Finance Limited, which would result in the failure of Braskem Finance Limited to have sufficient funds to repay all amounts due on or with respect to the 2024 Notes.

Payments on Braskem’s guarantees will be junior to Braskem’s secured debt obligations and effectively junior to debt obligations of Braskem’s subsidiaries and jointly controlled companies.

The 2024 Notes will be fully guaranteed by Braskem on an unsecured basis. The Braskem guarantees will constitute senior unsecured obligations of Braskem. The guarantees will rank equal in right of payment with all of Braskem’s other existing and future senior unsecured indebtedness. Although the guarantees will provide the holders of the 2024 Notes with a direct, but unsecured claim on Braskem’s assets and property, payment on the guarantees will be subordinated to secured debt of Braskem to the extent of the assets and property securing such debt. Payment on the guarantees will also be structurally subordinated to the payment of secured and unsecured debt and other creditors of Braskem’s subsidiaries and jointly controlled companies.

Upon any liquidation or reorganization of Braskem, any right of the holders of the 2024 Notes, through enforcement of the guarantees, to participate in the assets of Braskem, including the capital stock of its subsidiaries and jointly controlled entities, will be subject to the prior claims of Braskem’s secured creditors, and to participate in the assets of Braskem’s subsidiaries and jointly controlled entities will be subject to the prior claims of the creditors of its subsidiaries and jointly controlled entities. The indenture relating to the 2024 Notes includes a covenant limiting the ability of Braskem and its subsidiaries to create or suffer to exist liens, although this limitation is subject to significant exceptions.

As of December 31, 2014, Braskem had (1) consolidated corporate debt, net of transaction costs, of R$20,366.6 million (US$7,656.3 million), and (2) consolidated project debt of R$7,577.5 million (US$2,852.8 million). Of the consolidated corporate debt, R$3,697.6 million (US$1,392.1 million) was unsecured debt of Braskem, R$4,205.8 million (US$1,583.4 million) was secured debt of Braskem, R$3,070.3 million (US$1,155.9 million) was debt of Braskem’s subsidiaries and special purpose entities (other than Braskem Finance Limited and Braskem Idesa S.A.P.I.).

Braskem conducts a portion of its business operations through subsidiaries and jointly controlled companies, including Braskem Qpar, Braskem Petroquímica (formerly Quattor Petroquímica S.A.), Braskem America and QuantiQ. In servicing payments to be made on its guarantees of the 2024 Notes, Braskem will rely, in part, on cash flows from these subsidiaries and jointly controlled companies, mainly in the form of dividend payments and interest on shareholders’ equity. The ability of these subsidiaries and jointly controlled entities to make dividend payments to Braskem will be affected by, among other factors, the obligations of these entities to their creditors, requirements of Brazilian corporate and other law, and restrictions contained in agreements entered into by or relating to these entities.

Braskem’s obligations under the guarantees are subordinated to certain statutory preferences.

Under Brazilian law, Braskem’s obligations under the guarantees are subordinated to certain statutory preferences. In the event of a liquidation, bankruptcy or judicial reorganization of Braskem, such statutory preferences, including post-petition claims, claims for salaries, wages, social security, taxes and court fees and expenses and claims secured by collateral, among others, will have preference over any other claims, including claims by any investor in respect of the guarantees. In such event, enforcement of the guarantees may be unsuccessful, and holders of the 2024 Notes may be unable to collect amounts that they are due under the 2024 Notes.

Brazilian bankruptcy laws may be less favorable to you than bankruptcy and insolvency laws in other jurisdictions.

If we are unable to pay our indebtedness, including our obligations under the guarantees, then we may become subject to bankruptcy proceedings in Brazil. The bankruptcy laws of Brazil currently in effect are significantly different from, and may be less favorable to creditors than, those of certain other jurisdictions. For example, holders of the 2024 Notes may have limited voting rights at creditors’ meetings in the context of a court reorganization proceeding. In addition, any judgment obtained against us in Brazilian courts in respect of any payment obligations under the guarantees normally would be expressed in the real equivalent of the U.S. dollar amount of such sum at the exchange rate in effect (1) on the date of actual payment, (2) on the date on which such judgment is rendered, or (3) on the date on which collection or enforcement proceedings are started against us. Consequently, in the event of our bankruptcy, all of our debt obligations that are denominated in foreign currency, including the guarantees, will be converted into reais at the prevailing exchange rate on the date of declaration of our bankruptcy by the court. We cannot assure you that such rate of exchange will afford full compensation of the amount invested in the 2024 Notes plus accrued interest.

ITEM 4. INFORMATION ON THE COMPANY

We are the largest producer of thermoplastic resins in the Americas, based on annual production capacity of our 29 plants in Brazil, five plants in the United States and two plants in Germany as of December 31, 2014. We are the only producer of ethylene, polyethylene and polypropylene in Brazil. We produce a diversified portfolio of petrochemical and thermoplastic products and have a strategic focus on thermoplastic resins, including polyethylene, polypropylene and PVC. We are also the third largest Brazilian-owned private sector industrial company, based on net sales revenue in 2013 (the latest year for which such information is available). We recorded net sales revenue of R$ 46,031.4 million and a net profit of R$ 726.3 million during the year ended December 31, 2014.

As of December 31, 2014, our business operations were organized into five production business units, which corresponded to our principal production processes, products and services. Our business units were as follows:

•      Basic Petrochemicals, which includes our production and sale of basic petrochemicals at the petrochemical complex located in Camaçari in the State of Bahia, or the Northeastern Complex, the petrochemical complex located in Triunfo in the State of Rio Grande do Sul, or the Southern Complex, the petrochemical complex located in Capuava in the State of São Paulo, or the São Paulo Complex and the Rio de Janeiro Complex and our supply of utilities produced at these complexes to second generation producers, including some producers owned or controlled by our company. This segment accounted for net sales revenue of R$25,576.3 million, or 46.0% of the net sales revenue of all reportable segments, including net sales to our other business units, and had an operating margin of 7.1% in 2014;

•      Polyolefins, which includes the production and sale of polyethylene, including the production of “green polyethylene” from renewable resources, and polypropylene produced by our company in Brazil. This segment accounted for net sales revenue of R$18,502.2 million, or 33.3% of the net sales revenue of all reportable segments, including net sales to our other business units, and had an operating margin of 10.2% in 2014;

•      Vinyls, which includes our production and sale of PVC and caustic soda. This segment accounted for net sales revenue of R$2,709.5 million, or 4.9% of the net sales revenue of all reportable segments, including net sales to our other business units, and had a negative operating margin of 0.4% in 2014;

•      USA and Europe, which includes the operations of Braskem Europe, and consists of the production and sale of polypropylene in the United States and the operations of the polypropylene business in the United States and Germany. This segment accounted for net sales revenue of R$7,934.3 million, or 14.3% of the net sales revenue of all reportable segments, including net sales to our other business units, and had an operating margin of 1.0% in 2014; and

•      Chemical Distribution, which includes the operations of QuantiQ and IQAG and distributes petrochemical products manufactured by our company and other domestic and international companies. This segment accounted for net sales revenue of R$842.7 million, or 1.5% of the net sales revenue of all reportable segments, including net sales to our other business units, and had a negative operating margin of 0.9% in 2014.

Strategy of Our Company

Our strategic objective is to satisfy our customers in the plastics value chain and the chemical industry in Brazil and the Americas, while maximizing return on the capital invested by shareholders.

The key elements of our strategy include:

•      Differentiation of Our Business. We recognize the cyclical nature of the markets for our petrochemical products and believe that, by focusing on relationships with our customers, we can foster customer loyalty even during periods of lower demand. For instance, we offer our customers more flexible delivery options and credit terms than importers, which typically offer deliveries only through port facilities financed through letters of credit. Our growth strategy is centered on increasing the consumption of our products, enabling customers to substitute non-plastic materials with thermoplastic resins. We are seeking to establish close, long-term relationships with our customers and are committed to providing technological support and solutions to our customers through our research centers in Rio Grande do Sul (Brazil), and in Pittsburgh, Pennsylvania (United States), which develop processes, products and applications for the petrochemical sector and which, as of December 31, 2014, collectively had 312 employees.

•      Acquisition of Feedstocks at Competitive Prices. In order to obtain feedstocks at competitive prices, we are constantly seeking to diversify our feedstock profile and to negotiate purchases of feedstocks at competitive prices.

As part of our efforts to acquire feedstock at competitive prices, in 2012 we acquired from Sunoco Chemicals, in the United States, a propylene splitter that was integrated into its unit in Marcus Hook, Pennsylvania. This acquisition provides a long-term solution to the unit’s propylene supply. Additionally, we have entered into a partnership with Enterprise Products in the United States, which will supply approximately 65% of the propylene feedstock required by our three plants in the U.S. Gulf region. In addition to guaranteeing the supply of this feedstock for 15 years, the partnership establishes Enterprise’s obligation to build a propane dehydrogenation plant (PDH) that will use shale gas and other untraditional feedstock sources, giving Braskem access to competitive opportunities in gas-based feedstock in the region.

With respect to the diversification of our feedstock profile, we have advanced in the construction of the Ethylene XXI Project, a complex in Mexico that will include a cracker using ethane as feedstock and three integrated polyethylene plants with annual capacity of 1.05 million tons, with startup slated for the end of 2015. Developed through a joint venture with the Mexican group Idesa, Braskem Idesa has entered into a long-term supply contract to purchase ethane from Pemex Gas y Petroquímica Básica, or Pemex Gas, a state-owned Mexican company, under competitive commercial conditions.

Additionally, we are involved in studies for a new project for the integrated production of polyethylene in the state of West Virginia. This project, called the Appalachian Shale Cracker Enterprise, or Ascent, contemplates the involvement of third party investors. The role of each participant and the business model of the project has not yet been determined will be subject to board approval if the initial findings of the study are positive. Given recent developments in the world energy markets, we are considering new oil price models into this project analysis.

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

•      New Business Opportunities. We seek to pursue new business opportunities by developing new and specialized products and technologies, including the following:

➢  We have expanded and converted one of our polyethylene production lines in Bahia to produce metallocene-based linear low density polyethylene. This resin has distinctive characteristics for the flexible packaging industry, including greater resistance to impact and punctures, higher polish and greater transparency. This production line commenced operations in the fourth quarter of 2014;

➢  We are continuously evaluating opportunities to improve our existing products and to act as partner or supplier in connection with the manufacture of new value-added products; and

➢  We are seeking a strong position in the technological development of chemicals from renewable resources and/or using production processes that generate fewer emissions by investing in research, development and technological innovation.

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

The following discussion highlights the important developments in our business since January 1, 2014.

Merger of Braskem Qpar

Braskem Qpar merged with and into Braskem on December 1, 2014. This merger is part of Braskem’s reorganization strategy to simplify its current corporate structure. Because all of Braskem Qpar’s shares are held by Braskem, the merger did not result in an increase in Braskem’s share capital or alteration in the number of its shares.

Joint Venture with Styrolution

In October 2013, we signed a memorandum of understanding with Styrolution Group GmbH, or Styrolution, a global leader in the production of styrene, to assess the economic feasibility of forming a joint venture in Brazil. If approved, this joint venture would build and operate a plant with an expected annual production capacity of 100,000 tons of the copolymers acrylonitrile, butadiene, styrene and styrene acrylonitrile. We expect that the joint venture would market these copolymers to customers in Brazil and throughout South America. The memorandum of understanding contemplates that Styrolution would hold a 70% controlling interest in the joint venture and would contribute its expertise in developing and producing these copolymers, providing the technology licenses and leveraging its existing acrylonitrile butadiene styrene and styrene acrylonitrile businesses in the region. The memorandum of understanding contemplates that Braskem would hold a 30% interest in the joint venture and would contribute the required infrastructure and the site of the plant. The implementation of this joint venture is subject to, among other things, the negotiation of definitive agreements among the parties with respect to the joint venture and regulatory and antitrust approval. If this joint venture is implemented, we expect that construction will commence in early 2016 and that this plant would commence operations in 2018.

Investment in Metallocene-based LLDPE

In October 2013, we announced that we would invest approximately R$50 million in one of our polyethylene production lines in the Northeastern Complex to (1) expand the annual production capacity of this line by 30,000 tons and (2) convert 100,000 tons of the annual production capacity of this line to the production of metallocene-based LLDPE. We expect to sell this resin, which takes advantage of the development of more modern technology, primarily to manufacturers of plastic films. This production line commenced operations in the fourth quarter of 2014.

Sale of Southern Complex Water Treatment Assets

On December 31, 2013, we entered into a share purchase agreement relating to all of our shares of Distribuidora de Água Triunfo S.A., or DAT, which represented all of its outstanding shares, for an aggregate principal amount of R$315.0 million. This sale occurred in February 2014. Pursuant to this agreement, we sold DAT, which owned our water treatment assets located in our Southern Complex, to Odebrecht Ambiental, which is part of Odebrecht. In connection with this agreement, we entered into a long-term agreement with Odebrecht Ambiental for the supply of industrial water.

Our Corporate Structure

The following chart presents our ownership structure and the corporate structure of our principal subsidiaries as of the date of this annual report. The percentages in bold italics represent the direct and indirect percentage of the voting share capital owned by each entity, and the percentages not in bold italics represent the direct and indirect percentage of the total share capital owned by each entity.

________________________________

(1)   Braskem Qpar merged with and into Braskem on December 1, 2014.

(2)   Braskem America is wholly owned by Braskem Europe GmbH, or Braskem Europe, which is wholly owned by Braskem Netherlands B.V.

Basic Petrochemicals Unit

As of December 31, 2014, our Basic Petrochemicals Unit’s facilities had one of the largest annual production capacities of all first generation producers in Latin America. Including net sales to our other business units, our Basic Petrochemicals Unit generated net sales revenue of R$25,576.3 million in 2014, or 46.0% of the net sales revenue of all reportable segments. Net sales revenue generated by sales to our other business units was R$11,495.5 million during 2014, representing 44.9% of the net sales revenue of our Basic Petrochemicals Unit.

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

The products of our Basic Petrochemicals Unit are used primarily in the manufacture of intermediate second generation petrochemical products, including those manufactured by our Polyolefins Unit and our Vinyls Unit. Our Basic Petrochemicals Unit also supplies utilities to other second generation producers in each of the petrochemical complexes in which we operate and other companies located outside of these complexes, and renders services to those producers. In 2014, 83.8% of our Basic Petrochemicals Unit’s net sales revenue (including intra-company sales) was derived from the sale of basic petrochemicals, 6.3% from the sale of fuels, 4.0% from the sale of naphtha and condensate, 3.5% from the sale of intermediates and 2.4% from the sale of utilities and services. In 2014, 44.9% of our Basic Petrochemicals Unit’s net sales revenue from sales of basic petrochemicals was derived from sales made to our Polyolefins and Vinyls Units.

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

	Year Ended December 31,
	2014	2013	2012
	(thousands of tons)
Domestic sales:
Ethylene	499.6	531.8	523.8
Propylene	208.9	209.9	220.4
Cumene	211.6	234.1	250.5
Butadiene	210.0	210.8	216.4
BTX products(1)	716.0	686.3	744.4
Others	394.9	395.0	400.9
Total domestic sales of basic petrochemicals	2,241.0	2,267.9	2,356.4
Total export sales of basic petrochemicals	1,324.9	1,274.6	1,208.0
Total sales of basic petrochemicals	3,565.9	3,542.5	3,564.4

___________________________

(1)   Includes benzene, toluene, ortho-xylene, para-xylene and mixed xylenes.

In addition, we had the following intra-company sales:

	Year Ended December 31,
	2014	2013	2012
	(thousands of tons)
Ethylene	2,704.3	2,828.2	2,805.5
Propylene	859.5	977.9	950.0
Benzene	—	7.5	36.9

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

The table below sets forth the primary products of our Basic Petrochemicals Unit, annual production capacity as of December 31, 2014 and annual production for the years presented.

	Annual Production	Production For the Year Ended December 31,
Primary Products	Capacity	2014	2013	2012
	(in tons, except automotive gasoline)
Olefins:
Ethylene	3,752,000	3,237,886	3,372,825	3,329,758
Propylene	1,585,000	1,306,636	1,505,595	1,349,142
Butadiene(1)	477,000	374,827	389,854	355,703
Aromatics:
BTX products(2)	1,503,000	1,013,873	1,217,831	1,079,644

___________________________

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

The price of naphtha and condensate that we purchase varies primarily based on changes in the U.S. dollar-based international price of crude oil. Naphtha and condensate accounted for 74.9% of the total cost of sales of our Basic Petrochemicals Unit during 2014, and naphtha accounted for 48.3% of our direct and indirect consolidated cost of sales and services rendered during 2014.

The following table shows the average Amsterdam-Rotterdam-Antwerp market price of naphtha for the periods indicated.

	2015	2014	2013	2012

Average(1)	US$467.96	US$836.23	US$903.01	US$1,031.57
Month ended:
January	396.90	918.58	932.95	950.61
February	502.13	913.65	991.86	1,026.88
March(2)	504.86	911.40	910.29	1,068.84
April (through April 20)	496.72	925.63	815.70	1,029.51
May	–	937.84	833.20	877.11
June	–	952.45	843.60	729.49
July	–	935.59	876.79	825.40
August	–	865.81	913.88	935.18
September	–	841.36	929.81	966.06
October	–	711.52	901.87	954.59
November	–	628.94	929.33	930.99
December	–	491.98	956.78	938.06
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

	Year Ended December 31,
	2014	2013	2012
Brazil	69.8%	72.4%	73.0%
Algeria	10.2%	13.0%	10.3%
Venezuela	9.0%	9.0%	5.2%
Argentina	—	0.8%	4.0%
Others	11.0%	4.9%	7.4%
Total	100%	100%	100%

Supply Contracts with Petrobras

In July 2009, we and Petrobras entered into a Petrochemical Naphtha Purchase and Sale Contract, which we have operated under since March 2009. This contract replaced the naphtha supply contract between our company and Petrobras for the supply of naphtha to our basic petrochemicals plants located in the Northeastern Complex, which was terminated in June 2008, and superseded the naphtha supply contract between our company and Petrobras for the supply of naphtha to our basic petrochemicals plants located in the Southern Complex. This contract had a term of five years and expired in March 2014. On February 28, 2014, we extended our naphtha supply contract with Petrobras under the same terms of this contract until August 31, 2014. On August 29, 2014, we amended our naphtha supply contract with Petrobras to extend the maturity to February 28, 2015, under the same terms of the original contract. On February 27, 2015, we amended our naphtha supply contract with Petrobras to extend the agreement to August 31, 2015. Pursuant to this amendment, the existing terms and conditions of the contract were maintained and the price will be adjusted retroactively to March 1, 2015 in accordance with the terms of a replacement contract that we are currently negotiating once it is executed.

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

In May 2006, Quattor Química (formerly known as Braskem Qpar) and Petrobras entered into a Petrochemical Naphtha Purchase and Sale Contract for the supply of naphtha to our basic petrochemicals plants located in São Paulo Complex, which superseded a previous naphtha supply agreement between the parties. In October 2010, this contract was amended to extend the term of this contract until February 2014, when it expired. On February 28, 2014, we extended our naphtha supply contract with Petrobras under the same terms until August 31, 2014. On August 29, 2014, we amended our naphtha supply contract with Petrobras to extend the maturity to February 28, 2015, under the same terms of the original contract. On February 27, 2015, we amended our naphtha supply contract with Petrobras to extend the agreement to August 31, 2015. Pursuant to this amendment, the existing terms and conditions of the contract were maintained and the price will be adjusted retroactively to March 1, 2015 in accordance with the terms of a replacement contract that we are currently negotiating once it is executed.

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

Ethane and Propane

Ethane and propane are the principal raw materials that we use to produce our basic petrochemical products in the Rio de Janeiro Complex and represents the principal production and operating cost of the basic petrochemical unit in the Rio de Janeiro Complex. The price of ethane and propane that we purchase varies primarily based on changes in the U.S. dollar-based international price of these feedstocks.

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

Light Refinery Hydrocarbons

In January 2005, Braskem Qpar and Petrobras entered into an agreement for the purchase and sale of a chain of light refinery hydrocarbons, from which we separate ethylene and propylene. This agreement provides that we and Petrobras will negotiate the renewal of this agreement prior to its expiration in 2020 and that, in the event that Petrobras does not intend to renew this agreement, it must notify us at least two years prior to the expiration of this agreement and must perform under the terms and conditions of this agreement until 2028. Under the terms of this agreement:

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

Utilities

We self-generate approximately 39% of the Northeastern Complex’s energy consumption requirements, and the remainder is furnished by Companhia Hidro Elétrica do São Francisco, or CHESF, a Brazilian government-owned electric power generation company located in the State of Bahia.

We self-generate approximately 34% of the Southern Complex’s energy consumption requirements, and the remainder is acquired primarily under long-term contracts in the free market for energy (Mercado Livre de Energia) from several companies.

We self-generate approximately 15% of the São Paulo Complex’s energy consumption requirements, and the remainder is acquired primarily under long-term contracts in the free market for energy from several companies.

We purchase substantially all of the energy consumption requirements of the Rio de Janeiro Complex’s from Petrobras Energia under a long-term contract, which expires in August 2015, and from other energy suppliers under several long-term contracts, which will start to expire in 2018.

Sales and Marketing of Our Basic Petrochemicals Unit

We sell our basic petrochemical products principally in Brazil, mainly to second generation petrochemical producers, including our other business units, as well as to customers in the United States, Europe, South America and Asia.

As is common with other first generation petrochemical producers, our Basic Petrochemicals Unit has a high concentration of sales to a limited number of customers. Net sales to our Basic Petrochemicals Unit’s 10 largest customers (excluding intra-company sales) accounted for 52.3% of our Basic Petrochemicals Unit’s total net sales revenue (excluding intra-company sales) during the year ended December 31, 2014.

The following table sets forth our net sales revenue derived from domestic and export sales, excluding inter-company sales, by our Basic Petrochemicals Unit for the years indicated:

	For the Year Ended December 31,
	2014	2013	2012
	(in millions of reais)
Net sales revenue:
Domestic sales	R$8,459.5	R$7,786.3	R$7,705.7
Export sales	5,389.8	5,661.7	6,022.7
	R$13,849.3	R$13,448.0	R$13,728.4

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

We are focused on maintaining our leading position in the Brazilian market, while continuing to use our exports to hedge our operations and adjust the imbalances between demand and production. Export net sales of our Basic Petrochemicals Unit represented 21.1% of our Basic Petrochemicals Unit’s net sales revenue during 2014.

Additionally, we have applied our expertise in commodities trading to increase our resale operations of naphtha and oil derivatives in the international markets. In order to meet our crackers’ naphtha requirements (in terms of timing, pricing and quality), we maintain an excess supply of naphtha and resell the surplus on the spot market. During 2014, we recorded average resale operations of R$257.7 million per month.

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

Polyolefins Unit

As of December 31, 2014, our polyolefins production facilities had the largest annual production capacity of all second generation producers of polyolefins products in Latin America. Our Polyolefins Unit generated net sales revenue of R$18,397.6 million during 2014, or 33.3% of the net sales revenue of all reportable segments.

Our Polyolefins is comprised of the operations conducted by our company at thirteen polyethylene plants and six polypropylene plants located in the Northeastern Complex, the Southern Complex, the São Paulo Complex and the Rio de Janeiro Complex.

Products of Our Polyolefins Unit

Our Polyolefins Unit produces:

•      polyethylene, including LDPE, LLDPE, HDPE, ultra-high molecular weight polyethylene, or UHMWPE, EVA and “green polyethylene” from renewable resources; and

•      polypropylene.

We manufacture a broad range of polyolefins products for use in consumer and industrial applications, including:

•      plastic films for food and industrial packaging;

•      bottles, shopping bags and other consumer goods containers;

•      automotive parts; and

•      household appliances.

The following table sets forth a breakdown of the sales volume of our Polyolefins Unit by product line and by market for the years indicated.

	Year Ended December 31,
	2014	2013	2012
	(thousands of tons)
Domestic sales:
Polyethylene (1)	1,743.0	1,765.7	1,660.5
Polypropylene	1,204.0	1,268.9	1,233.3
Other	20.3	19.6	21.5
Total domestic sales	2,967.4	3,054.2	2,915.3
Total export sales	1,112.5	1,150.3	1,334.8
Total Polyolefins Unit sales	4,079.9	4,204.5	4,250.1

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

Production Facilities of Our Polyolefins Unit

As of December 31, 2014, our Polyolefins Unit owned 19 production facilities. Our Polyolefins Unit operates seven plants located in the Southern Complex, five plants located in the Northeastern Complex, five plants located in the São Paulo Complex and two plants located in the Rio de Janeiro Complex.

The table below sets forth for each of our primary polyolefins products, our annual production capacity as of December 31, 2014 and annual production for the years presented.

	Annual Production	Production For the Year Ended December 31,
Primary Products	Capacity	2014	2013	2012
	(in tons)	(in tons)
Polyethylene:
LDPE/EVA(1)	801,000	616,849	697,540	702,625
HDPE/LLDPE/UHMWPE(2)	2,230,000	1,890,974	1,960,394	1,910,685
Polypropylene(3)	1,965,000	1,592,491	1,627,142	1,646,618

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

Raw Materials of Our Polyolefins Unit

Ethylene and Propylene

The most significant direct costs associated with our production of polyethylene and polypropylene are the costs of purchasing ethylene and propylene, which together accounted for 88.9% of our Polyolefins Unit’s total variable cost of production during 2014. Our Polyolefins Unit purchases ethylene and propylene from our Basic Petrochemicals Unit at prices determined by reference to international market prices for ethylene. During 2014, our Polyolefins Unit purchased all of its ethylene requirements and 53.1% of its propylene requirements from our Basic Petrochemicals Unit.

Propylene Contracts with Petrobras and its Subsidiaries

In August 2013, we entered into a twelve-month propylene supply contract with Petrobras, on behalf of its subsidiary Refinaria Alberto Pasqualini S.A., or REFAP, a refinery that is owned and operated by Petrobras. This contract expires in June 2015.  Under this contract, we will purchase an annual supply of 92,500 tons of propylene.  We expect to negotiate an extension of this contract prior to its expiration.

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

Ethanol Supply Contracts

In March 2010, we entered into an ethanol supply contract with a major producer of ethanol to supply our new facility that produces ethylene using sugar cane ethanol. This agreement took effect in August 2010 and expires in July 2016. In November 2013, we entered into a new contract with a major producer of ethanol, which became effective in May 2014 and expires in April 2016. Under these contracts, we are or will be required to purchase an annual supply of ethanol sufficient to meet approximately 70% of the capacity of this ethylene plant. The price that we pay under these contracts is or will be determined by reference to the monthly price of combustible hydrated alcohol as published by the Center for Advanced Studies in Applied Economics of the Superior School of Agriculture (Centro de Estudos Avançados em Economia Aplicada da Escola Superior de Agricultura – CEPEA/ESALQ).

We also purchase ethanol on the spot market from time to time to supplement the supplies that we obtain under these contracts. The price that we pay for ethanol under most of these contracts is determined by reference to market indexes.

Other Materials and Utilities

In addition to direct sales of polyolefins to our customers, our Polyolefins Unit sells products in Brazil through exclusive independent distributors. Our Polyolefins Unit is served by six distributors, through which we distribute our products pursuant to formal agreements and spot market transactions.

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

Our Basic Petrochemicals Unit supplies most of the steam and water requirements of our Polyolefins Unit’s facilities. We purchase steam and water for our polyethylene plant in the Rio de Janeiro Complex from Lanxess. We purchase water for our polyethylene plants located in Santo André from Petrobras’ Refinaria de Capuava, or RECAP, or Serviço Municipal de Saneamento Ambiental de Santo André.

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

Sales and Marketing of Our Polyolefins Unit

Our Polyolefins Unit sells polyethylene and polypropylene products to approximately 1,302 customers. We have a diversified product mix that allows us to serve a broad range of end users in several industries. The customers of our Polyolefins Unit generally are third generation petrochemical producers that manufacture a wide variety of plastic-based consumer and industrial goods.

Net sales revenue to the 10 largest customers of our Polyolefins Unit accounted for 19.2% of our Polyolefins Unit’s total net sales revenue during 2014. No customer of our Polyolefins Unit accounted for more than 3.0% of our total net sales revenue in 2014, 2013 or 2012.

The following table sets forth our net sales revenue derived from domestic and export sales by our Polyolefins Unit for the years indicated:

	For the Year Ended December 31,
	2014	2013	2012
	(in millions of reais)

Net sales revenue:
Domestic sales	R$14,098.6	R$12,848.6	R$10,427.3
Export sales:
South America (excluding Brazil)	2,421.1	2,093.2	2,073.1
Europe	872.1	905.2	944.2
North America	896.4	642.9	655.1
Asia	189.4	166.0	245.8
Other	24.6	288.8	111.3
Total export sales	4,403.6	4,096.1	4,029.5
	R$18,502.2	R$16,944.7	R$14,456.8

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

In addition to direct sales of polyolefins to our customers, our Polyolefins Unit sells products in Brazil through exclusive independent distributors. Our Polyolefins Unit is served by six distributors, through which we distribute our products pursuant to formal agreements and spot market transactions.

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

Competition

We are the only producer of polyethylene and polypropylene in Brazil. We compete with polyolefins producers located in South America and with other importers of these products. In 2014, Brazilian polyethylene and polypropylene imports increased by 8.5% and represented 29.0% of Brazilian polyolefin consumption.

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

Vinyls Unit

We are the leading producer of PVC in Brazil, based on sales volumes in 2014. As of December 31, 2014, our PVC production facilities had the third largest annual production capacity in Latin America. Our Vinyls Unit generated net sales revenue of R$2,709.5 million in 2014, or 4.9% of our net sales revenue of all reportable segments.

Our Vinyls Unit is the only vertically integrated producer of PVC in Brazil. Our PVC production is integrated through our production of chlorine, ethylene and other raw materials. Our Vinyls Unit also manufactures caustic soda, which is used by producers of aluminum and paper and chlorine.

In 2014, we had an approximate 52.8% share of the Brazilian PVC market, based on sales volumes of our Vinyls Unit.

Products of Our Vinyls Unit

The following table sets forth a breakdown of the sales volume of our Vinyls Unit by product line for the years indicated.

	For the Year Ended December 31,
	2014	2013	2012
	(thousands of tons)
PVC	659.5	636.4	560.9
Caustic soda	478.1	475.0	471.6
Other(1)	126.7	127.6	118.3
Total Vinyls Unit sales	1,264.4	1,239.0	1,150.8

____________________________

(1)   Includes chlorine, hydrogen, caustic soda flake, sodium hypochlorite and exports.

Production Facilities of Our Vinyls Unit

We own five vinyls production facilities. Two of our facilities are located in the Northeastern Complex, and three others are located in the State of Alagoas.

The table below sets forth for each of our primary vinyls products, our annual production capacity as of December 31, 2014 and annual production for the years presented.

	Annual Production	Production For the Year Ended December 31,
Primary Products	Capacity	2014	2013	2012
	(in tons)
PVC(1)	710,000	633,942	582,579	498,621
Caustic Soda(2)	539,000	448,062	437,334	393,940

____________________________

(1)   Represents capacity at three plants and production at four plants, including production during 2012 at our new PVC plant in Alagoas that has an annual production capacity of 200,000 tons and commenced operations in August 2012.

(2)   Represents capacity and production at two plants.

Raw Materials of Our Vinyls Unit

Ethylene

The most significant direct cost associated with the production of PVC is the cost of ethylene, which accounted for 55.4% of our Vinyls Unit’s total cost of sales in 2014. Our Basic Petrochemical Unit supplies all of the ethylene required by our Vinyls Unit.

Electric Power

Electric power is a significant cost component in our production of chlorine and caustic soda. Electric power accounted for 12.4% of our Vinyls Unit’s total cost of sales in 2014. Our Vinyls Unit obtains its electric power requirements from various generators under long-term power purchase agreements. Our caustic soda plants at Camaçari and Alagoas and our PVC plant at Camaçari purchase their electric power requirements from CHESF under a long-term contract that expires in June 2015. Companhia Energética de Alagoas S.A., or CEAL, distributes electric power to our PVC plant in Alagoas. The power purchase agreement with CEAL is renewable contracts with automatic rolling one-year extensions. These agreements provide us with the option to purchase our total electric power requirements based on an annual estimate. The price terms of this contract are based upon tariffs regulated by the Brazilian National Electrical Energy Agency (Agência Nacional de Energia Elétrica).

Salt

We used approximately 823,000 tons of salt during 2014. Salt accounted for 0.3% of our Vinyls Unit’s total cost of sales in 2014. We have exclusive salt exploration rights at a salt mine located near our Alagoas plant. We estimate that the salt reserves of this mine are sufficient to allow us to produce chlorine at expected rates of production for approximately 35 to 45 years. We enjoy significant cost advantages when compared to certain of our competitors due to the low extraction costs of rock salt (particularly compared to sea salt), and low transportation costs due to the proximity of the salt mine to our production facility.

Sales and Marketing of Our Vinyls Unit

Net sales revenue to our 10 largest Vinyls Unit customers accounted for 44.8% of our Vinyls Unit’s total net sales revenue during 2014. One customer accounted for 9.4% of our Vinyl Unit’s total sales revenue in 2014, 13.3% in 2013 and 12.2% in 2012.

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

Prices and Sales Terms

We determine the domestic prices for our PVC resins with reference principally to the prices paid by third generation producers in Brazil for imports of PVC, which generally reflect the Northeast Asian spot market price, plus additional service charges and transportation costs. Delivery time, quality and technical service also affect the levels of sales of PVC resins. We establish our domestic price for caustic soda based on North American spot market prices, taking into account any import duties and freight costs. Approximately 36.6% of our caustic soda sales in 2014 were effected pursuant to agreements that are generally for one- to three-year terms and may include minimum and maximum prices.

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

We also compete with importers of PVC. Solvay, which has a plant in Argentina in addition to its plants in Brazil, is also our principal competitor in the Brazilian PVC market. Imports accounted for approximately 27.1% of Brazilian PVC consumption in 2014. Domestically produced PVC is currently competitively priced with imported PVC after taking into account transportation costs and import duties.

In addition, we compete with other producers of thermoplastics that manufacture the same PVC products or substitutes for products in our PVC product line. Thermoplastic resins, principally polyethylene and polypropylene, are used in certain applications as substitutes for PVC. Wood, glass and metals also are used in some cases as substitutes for PVC.

Caustic Soda

The four largest Brazilian producers of caustic soda accounted for 90.1% of Brazilian production in 2014. Our company and another international petrochemical company operate in this market throughout Brazil, while the other domestic producers of caustic soda generally operate on a local or regional basis. Imports accounted for 46.2% of Brazil’s total caustic soda consumption in 2014.

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

As of December 31, 2014, our USA and Europe Unit’s facilities had the largest annual polypropylene production capacity in the United States. Our USA and Europe Unit generated net sales revenue of R$7,934.3 million during 2014, or 14.3% of the net sales revenue of all reportable segments.

In June 2014, we announced the construction of an UHMWPE production facility in our La Porte, Texas complex, which is expected to become operational in 2016. We believe that the production of specialized UHMWPE at this new plant complements our existing portfolio of products and will enable us to access new markets and to develop close relationships with new and existing clients.

Products of Our USA and Europe Unit

Our USA and Europe Unit produces polypropylene. The sales volume of polypropylene by this unit was approximately 1,862,600 ton in 2014, 1,790,700 tons in 2013 and 1,744,100 tons in 2012. For a description of the uses of our polypropylene products, see “—Polyolefins Unit.”

Production Facilities of our USA and Europe Unit

The table below sets forth the annual production capacity as of December 31, 2014 of the USA and Europe Unit’s polypropylene plants in the United States and Germany and the annual production for the years presented.

	Annual Production	Production For the Year Ended December 31,
Plant	Capacity	2014	2013	2012
	(in tons)

United States	1,465,000	1,317,800	1,306,863	1,264,772
Germany	545,000	537,876	479,075	492,294

Raw Materials of Our USA and Europe Unit

Propylene

The most significant direct cost associated with the production of polypropylene by our USA and Europe Unit is the cost of purchasing propylene.

We acquire propylene for our polypropylene plants in the Unites States under a variety of long-term supply agreements and through the spot market. As of December 31, 2014, we had long-term supply agreements with multiple suppliers. The pricing formulas for propylene under these supply agreements are generally based on market prices. A portion of the propylene supplied to our gulf coast plants is provided by a limited partnership that we formed with a leading basic petrochemicals producer, under which we acquire propylene produced by an ethylene facility of that producer in La Porte, Texas. Under the terms of the partnership agreement, the partnership has agreed to provide us with sufficient propylene to produce up to 35% of our U.S. gulf coast plants’ current annual production capacity through 2018, at prices calculated a cost-based formula that includes a fixed discount that declines until 2018.

As a result of rising natural gas production, U.S. crackers have shifted to lighter feeds, which lowered the production of propylene. Recently, several companies have announced plans to build propane dehydrogenation (PDH) plants, which would produce on-purpose propylene. Braskem has secured a long-term propylene agreement with one of those companies, Enterprise Products, which plans to build a PDH plant in Texas with an annual capacity of 750,000 tons. We expect this agreement with an established producer to provide us with a competitive, long-term supply of propylene, using shale gas and other nontraditional sources as its feedstock. This plant is expected to commence operations in 2016. Under this arrangement, following completion of this plan, Enterprise Products will supply us with sufficient propylene to produce approximately 65% of our U.S. gulf coast plants’ current annual production capacity under a long-term contract with a term of 15 years. Pricing under this contract will be based on market prices for propane and other market costs.

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

Sales and Marketing of Our USA and Europe Unit

Our USA and Europe Unit sells polypropylene products to approximately 350 customers. We have a diversified product mix that allows us to serve a broad range of end users in several industries. The customers of our USA and Europe Unit generally are third generation petrochemical producers that manufacture a wide variety of plastic-based consumer and industrial goods.

Net sales revenue to the 10 largest customers of our USA and Europe Unit accounted for 50.4% of our USA and Europe Unit’s total net sales revenue during 2014.

The following table sets forth our net sales revenue derived from sales of our USA and Europe Unit for the years indicated:

	For the Year Ended December 31,
	2014	2013	2012
	(in millions of reais)
Net sales revenue:
Europe	R$2,167.3	R$1,690.1	R$1,587.3
North America	5,767.0	5,058.4	3,877.9
	R$7,934.3	R$6,748.5	R$5,465.2

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

Our primary competitors for sales in the polypropylene industry in North America are other large international petrochemical companies. In general, demand is a function of economic growth in North America and elsewhere in the world. Braskem’s total market share in North America in 2014 was 17.9%.

Our primary competitors for sales in the polypropylene industry in Europe are other large international petrochemical companies. In general, demand is a function of economic growth in Europe and elsewhere in the world.

Chemical Distribution Unit

Our Chemical Distribution Unit generated net sales revenue of R$842.7 million during 2014, or 1.5% of the net sales revenue of all reportable segments. Our Chemical Distribution Unit distributes products manufactured by our Basic Petrochemicals Unit, as well as products from more than 100 domestic and international companies. Our Chemical Distribution Unit distributes products in a broad range of market segments, including agrochemicals, rubber and general purpose chemicals; food and feed; flavor and fragrance; cosmetics and pharmaceuticals; household and other industrial segments; engineering plastics; and paints, resins, adhesives and civil construction.

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

•         hydrocarbonic solvents and isoparafins; and

•         general purpose chemicals, including process oils, chemical intermediates, blends, specialty chemicals, pharmaceuticals and santoprene.

The following table sets forth a breakdown of the sales volume of our Chemical Distribution Unit by product for the periods presented.

	For the Year Ended December 31,
	2014	2013	2012
	(thousands of tons)
Solvents	122.4	149.5	222.9
General purpose chemicals	99.3	122.7	111.1
Total net sales	221.7	271.3	334.3

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

Our Chemical Distribution Unit distributes products in a broad range of market segments. No customer represented more than 10% of the net sales revenue of our Chemical Distribution Unit during 2014, 2013 or 2012.

Competition

The chemical distribution industry in Brazil had revenues of US$6.6 billion in 2013 (the latest year for which such information is available), according to preliminary data published by the Brazilian Chemical and Petrochemical Distributors Association. The chemical distribution industry in Brazil is highly fragmented, with a small number of large distributors, such as Bandeirantes Brazmo, M Cassab, Coremal, Arinos, Makeni Química and Brenntag, and a large number of small distributors. The Brazilian Chemical and Petrochemical Distributors Association estimates that 14% of the companies in this industry have annual sales of more than US$150 million while 75% have annual sales of less than US$50 million. The customer base for chemical distributors is primarily composed of customers that consume small volumes of any distributed product.

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

Our smallest chlor-alkali plant in the Northeastern Complex uses mercury cell technology to produce chlorine and caustic soda, which technology can no longer be used in new petrochemical production facilities under Brazilian legislation due in part to environmental concerns regarding mercury emissions resulting from this manufacturing process. The Brazilian government may require us to shift to newer diaphragm technology, which we use in our Alagoas chlor-alkali plant, or membrane technology. We have not shifted to these newer technologies yet, in part because the return from the capital expenditures associated with this shift would not be as high as those from other potential investments that we may undertake.

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

In June 2014, we entered into a partnership with Amyris, Inc., or Amyris, a renewable products company in the United States, and Compagnie Générale des Établissements Michelin SCA, or Michelin, a tire manufacturer based in France, which Amyris and Michelin originally entered into in 2011, to develop and produce isoprene obtained from renewable sources such as biomass.  Under the terms of this partnership, we will work with Amyris and Michelin to develop technology to use plant sugars, such as those from Brazilian sugarcane or cellulose feedstocks, to produce renewable isoprene.  The rights to sell the renewable isoprene will be shared by Amyris and Braskem, to the extent such technology is developed in partnership.  Michelin will maintain certain preferential, but not exclusive, access to renewable isoprene developed by this technology.

We maintain a research and development program that is primarily implemented at two research centers that we operate: the Braskem Center for Technology and Innovation located in the Southern Complex and the Braskem America Technology Center located in Pittsburgh, Pennsylvania. Through these research centers, we coordinate and maintain our research and development program, which includes the operation of (1) pilot plants, (2) catalysis, polymerization and polymer sciences laboratories, and (3) process engineering and automation centers. Our investments in research and development, which are classified as expenses, totaled R$138.4 million in 2014, R$115.8 million in 2013 and R$106.2 million in 2012.

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

The next scheduled general maintenance shutdown of:

•      the Rio de Janeiro Complex’s Olefins unit is scheduled to occur in 2017;

•      the Southern Complex’s Olefins 2 and Aromatics 2 units are scheduled to occur in 2018;

•      the Northeastern Complex’s Aromatics 1 and Olefins 1 units in 2019;

•      the Southern Complex’s Olefins 1 and Aromatics 1 units are scheduled to occur in 2020; and

•      the São Paulo Complex’s Olefins and Aromatics units are scheduled to occur in 2021.

Plants of Our Polyolefins, Vinyls and USA and Europe Units

We have a regular maintenance program for each of our polyolefins plants. Production at each of our polyolefins plants generally is shut down for seven to 20 days every two to three years to allow for regular inspection and maintenance. In addition, we undertake other brief shutdowns for maintenance purposes that do not materially affect our production of polyolefins. We coordinate the maintenance cycles of our polyolefins plants with those of our basic petrochemicals plants. While our basic petrochemicals facilities must be shut down for up to 30 days for maintenance, our polyolefins facilities may be shut down for shorter periods because these facilities are less complex to operate and maintain than our basic petrochemicals plants. Similarly, our USA and Europe plants attempt to coordinate their maintenance cycles with the routines of their largest suppliers.

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

Our consolidated annual expenditures on environmental control were R$190.0 million in 2014, R$292.6 million in 2013, R$256.3 million in 2012, R$198.9 million in 2011 and R$134.9 million in 2010. Our consolidated environmental expenses relate to our continuous control and monitoring policies, and we do not expect to have any material future environmental liabilities. However, our environmental compliance costs are likely to increase as a result of the projected increase in our production capacity and projected increases in unit costs for treatment and disposal of industrial waste, as well as the cost of compliance with future environmental regulations.

We had established a provision for recovery of potential environmental liabilities in the amount of R$26.2 million as of December 31, 2014.

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

Additionally, we have a series of recycling programs that includes recycling of solid waste and wastewater. We recycle or reuse 26.8% of the solid waste generated by our facilities and 28.2% of the water used in our production processes.

Compliance with Environmental Laws in the United States

Our operations in the United States are subject to U.S. federal, state and local laws and regulations governing the discharge of effluents and emissions into the environment; the generation, storage, handling, management, transportation and disposal of hazardous waste, industrial waste and other types of waste; the use, storage, and handling of various types of products and materials; and the protection of human health, safety and the environment. In many instances, specific permits must be obtained for particular types of operations, emissions or discharges.  For example, our facilities in Texas, Pennsylvania and West Virginia are required to maintain various permits relating to air quality and treatment of industrial wastewater, and to comply with regulatory requirements relating to waste management.  We are in possession of necessary permits to operate our facilities (or they are in the process of being renewed in the ordinary course).  We believe that our operations in the United States are in compliance in all material respects with applicable U.S. federal, state and local environmental laws and regulations currently in effect.

As with the U.S. petrochemical industry generally, compliance with existing and anticipated laws and regulations increases the overall cost of operating our U.S. plants, including operating costs and capital costs to construct, maintain and upgrade equipment and facilities. These laws and regulations have required, and are expected to continue to require us to make, expenditures of both a capital and an expense nature.

The Clean Air Act, which was last amended in 1990, requires the United States Environmental Protection Agency, or the EPA, to set National Ambient Air Quality Standards, or the NAAQS, for pollutants considered harmful to public health and the environment.  The Clean Air Act requires periodic review of the science upon which the standards are based and the standards themselves.  NAAQS for ozone and fine particulate matter (referred to as PM2.5), promulgated by the EPA have resulted in identification of nonattainment areas throughout the country, including certain areas within Texas, Pennsylvania and West Virginia, where Braskem America operates facilities.  As a result of these nonattainment designations by the EPA, state or local air pollution control agencies are required to apply permitting and/or control requirements intended to reduce emissions of ozone precursors (nitrogen oxides and volatile organic compounds), and fine particles (including PM2.5 precursors), in order to demonstrate attainment with the applicable NAAQS.  Such requirements may include imposition of offset requirements, and could result in enhanced emission control standards.  In addition, the EPA has published a notice that during 2015 it plans to reevaluate the sufficiency of the current PM2.5 NAAQS.  This reevaluation could result in more stringent ambient standards, which could in turn translate into additional state-specific requirements to further reduce allowable emission rates for PM2.5 or its precursor pollutants.  Such state-specific requirements would become applicable, if at all, following a multi-year process. Furthermore, in December 2014, the EPA proposed lowering the primary NAAQS for ozone from 0.075 ppm to between 0.065 to 0.070 ppm. Such regulations will likely not be promulgated until early 2016.

In addition to permitting and/or control requirements that may result from the implementation of the NAAQS at the state or local level, the EPA may promulgate new or revised federal New Source Performance Standards or National Emission Standards for Hazardous Air Pollutants that would apply directly to certain facility operations and may require the installation or upgrade of control equipment in order to satisfy applicable emission limits and/or operating standards under these regulatory programs.  The EPA’s currently-proposed regulations in this area would not specifically apply to Braskem America’s operations.

Additionally, there are various legislative and regulatory measures to address greenhouse gas emissions which are in various stages of review, discussion or implementation by Congress and the EPA.  In June, 2014, the EPA proposed new regulations aimed at lowering greenhouse gas emissions from existing, new and reconstructed electric generating units. Comments were submitted in the fourth quarter of 2014 and final regulations are not expected to be promulgated until late 2015 or early 2016. While it is currently not possible to predict the final impact, if any, that these regulations may have on Braskem America or the U.S. petrochemical industry in general, they could result in increased utility costs to operate our facilities in the United States.  In addition, future regulations limiting greenhouse gas emissions of carbon content of products, which target specific industries such as petrochemical manufacturing could adversely affect our ability to conduct Braskem America’s business and also may reduce demand for its products.  The EPA’s currently-proposed regulations in this area would not specifically apply to Braskem America’s operations.

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

Furthermore, our Wesseling, Germany facility is subject to existing European greenhouse gas regulations and a cap and trade program relating to emissions. We have purchased sufficient carbon dioxide emissions permits for its operations until 2018, provided it operates under normal business conditions. We will purchase any additional permits that may be required on the emission trade market. We are not aware of any new environmental regulations that would affect our European operations. Accordingly, we cannot estimate the potential financial impact of any future European Union or German environmental regulations.

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

The following table sets forth our properties as of December 31, 2014 by location of facilities, products produced and size of plant.

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

We believe that all of our production facilities are in good operating condition. As of December 31, 2014, the consolidated net book value of our property, plant and equipment was R$29,001.5 million.

The following properties are mortgaged or pledged to secure certain of our financial transactions: (1) our basic petrochemicals plant and our polyethylene plant located in the Southern Complex; (2) our chlor-alkali plant and PVC plant located in the Northeastern Complex; (3) our basic petrochemicals plant and our polyethylene plant located in São Paulo Complex; (4) our chlor-alkali plant and PVC plant located in the State of Alagoas; and (5) our basic petrochemicals plant, our polyethylene plant and our polypropylene plant located in the Rio de Janeiro Complex.

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

The all risks insurance program for our plants provides for a total replacement value of US$22.2 billion for property damage. This insurance program is underwritten through separate policies in Brazil and the United States by large insurance companies. This all risk insurance program/policies are in force until October 2015.

The material damage insurance for our plants provides insurance coverage for losses due to accidents resulting from fire, explosion and machinery breakdown, among others. This coverage has a maximum indemnification limit of US$2 billion per event (combined material damage and business interruption coverage) for the Brazilian plants and US$250 million (combined material damage and business interruption coverage, excluding flood and earthquake damages, which have a maximum indemnification limit of US$200 million per event) for our plants in the United States and Germany. Our policies have deductibles from US$250,000 to US$40 million, depending on the plant and/or coverage.

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

Operations in Mexico

We have an insurance program for our Project Ethylene XXI project in Mexico that provides coverage for the project during the construction and testing stages until the commencement of operations, which is expected to occur by the end of 2015. This insurance program is comparable to policies issued by large insurance companies in Mexico and includes: (1) all risk policies for construction and delays in commencement of operations up to an aggregate amount of US$4.1 billion, (2) terrorism coverage up to a limit of US$900 million, (3) marine cargo coverage up to a limit per shipment of US$50 million and (4) delays in commencement of operations up to a combined limit of US$629 million. The project also has comprehensive third-party liability insurance coverage for the construction and testing period.

ITEM 4A. UNRESOLVED STAFF COMMENTS

Not Applicable.

ITEM 5. OPERATING AND FINANCIAL REVIEW AND PROSPECTS

The following discussion of our financial condition and results of operations should be read in conjunction with our audited consolidated financial statements as of December 31, 2014 and 2013 and for the three years ended December 31, 2014, included in this annual report, as well as with the information presented under “Presentation of Financial and Other Information” and “Item 3. Key Information—Selected Financial and Other Information.”

The following discussion contains forward-looking statements that involve risks and uncertainties. Our actual results may differ materially from those discussed in the forward-looking statements as a result of various factors, including those set forth in “Cautionary Statement with Respect to Forward-Looking Statements” and “Item 3. Key Information—Risk Factors.”

Overview

Our results of operations for the years ended December 31, 2014, 2013 and 2012 have been influenced, and our results of operations will continue to be influenced, by a variety of factors, including:

•      the growth rate of Brazilian GDP, which grew by an annual rate of 0.1% in 2014, 2.7% in 2013 and 1.8% in 2012, which affects the demand for our products and, consequently, our domestic sales volume;

•      the expansion of global production capacity for the products that we sell and the growth rate of the global economy;

•      the international market price of naphtha, our principal raw material, expressed in dollars, which has a significant effect on the cost of producing our products and which has been volatile during the three years ended December 31, 2014, fluctuating in a range between US$492 and US$952 per ton during 2014, between US$816 and US$992 per ton during 2013 and between US$729 and US$1,069 during 2012;

•      the average domestic prices of our principal products expressed in dollars, which fluctuate to a significant extent based on fluctuations of international prices for these products and which also have a high correlation to our raw material costs;

•      our capacity utilization rates, which declined in 2014, primarily as a result of (1) the scheduled maintenance shutdown of one of our cracker production lines in the Southern Complex; (2) the scheduled maintenance shutdown of our cracker production line at our São Paulo Complex; and (3) a lack of propylene supply at the Rio de Janeiro Complex;

•      government industrial policy adopted by the government of Brazil;

•      sales outside Brazil, which increased to R$20.1 billion in 2014 from R$17.5 billion in 2013;

•      changes in the real/U.S. dollar exchange rate, including the depreciation of the real against the U.S. dollar by 13.4% in 2014, 14.6% in 2013 and 8.9% in 2012, which have affected our financial expenses as a result of our significant U.S. dollar-denominated liabilities that require us to make principal and interest payments in U.S. dollars;

•      the level of our outstanding indebtedness, fluctuations in benchmark interest rates in Brazil, which affect our interest expenses on our real-denominated floating rate debt, and fluctuations in the LIBOR rate, which affect our interest expenses on our dollar-denominated floating rate debt;

•      the inflation rate in Brazil, which was 3.7% in 2014, 5.5% in 2013 and 7.8% in 2012, in each case, as measured by the IGP-DI, and the effects of inflation on our operating expenses denominated in reais and our real-denominated debt that is indexed to take into account the effects of inflation or bears interest at rates that are partially adjusted for inflation; and

•      the tax policies adopted by, and resulting tax obligations to, the Brazilian government and the governments of the Brazilian states in which we operate.

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

Financial Presentation and Accounting Policies

Presentation of Financial Statements

We have prepared our audited consolidated financial statements as of December 31, 2014 and 2013 and for each of the years ended December 31, 2014, 2013 and 2012 in accordance with IFRS.

Our consolidated financial statements have been prepared in accordance with IFRS 10 (Consolidated Financial Statements). As a result of our decision to dispose of our former subsidiary Cetrel, which we sold in December 2012, and our former subsidiary Braskem Distribuidora, which we sold in December 2012, we have recorded the operations of these subsidiaries as discontinued operations as from January 1, 2010. In accordance with IFRS, we have not made adjustments to our balance sheet.

Operating Segments and Presentation of Segment Financial Data

We believe that our organizational structure as of December 31, 2014 reflected our business activities and corresponded to our principal products and production processes. As described in “—Results of Operations,” we no longer record results for our distribution segment as the operations of this segment are accounted for as discontinued operations. As of December 31, 2014, we had five production business units and reported our results by five corresponding segments to reflect this organizational structure:

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

•      USA and Europe—This segment includes the operations of our five polypropylene plants in the United States and the operations of our two polypropylene plants in Germany.

•      Vinyls—This segment includes our production and sale of PVC and caustic soda.

•      Chemical distribution—This segment includes operations of QuantiQ and IQAG, which consists of distribution of petroleum-based solvents, intermediate chemicals, special chemicals and pharmacons.

We have included a reconciliation of the results of operations of our segments, as they existed as of December 31, 2014, to our consolidated results of operations under “—Results of Operations” below.

Critical Accounting Policies

The presentation of our financial condition and results of operations in conformity with IFRS requires us to make certain judgments and estimates regarding the effects of matters that are inherently uncertain and that impact the carrying value of our assets and liabilities. Actual results could differ from these estimates. In order to provide an understanding about how we form our judgments and estimates about certain future events, including the variables and assumptions underlying the estimates, and the sensitivity of those judgments to different variables and conditions, we have included comments related to the following critical accounting policies under IFRS:

•      Impairment of property, plant and equipment and non-financial assets. Our goodwill based on expected future profitability as of December 31, 2014 were R$2,058.9 million. The recoverable value of property, plant and equipment and other noncurrent assets including intangible assets (other than goodwill based on expected future profitability) are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. The recoverable value of goodwill based on expected future profitability is reviewed for impairment on an annual basis. An impairment loss is recognized for the amount by which the asset’s carrying amount exceeds its recoverable amount. The recoverable amount is the higher of (1) an asset’s fair value less costs to sell; and (2) its value in use. For the purposes of assessing impairment, assets are grouped at the lowest level for which there are separately identifiable cash flows that can be cash-generating units or operating segments. Non-financial assets other than goodwill that suffered an impairment are reviewed for possible reversal of the impairment at each reporting date.

We did not record any impairment charges in the years ended December 31, 2014, 2013 and 2012. As of December 31, 2014, we do not believe that any of our cash generating units were at risk of impairment.

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

•      Provisions and Contingencies. We are currently involved in numerous judicial and administrative proceedings, as described under “Item 8. Financial Information—Legal Proceedings,” and in notes 20 and 23 to our audited consolidated financial statements. We record accrued liabilities for provisions that we deem probable of creating an adverse effect on our results of operations or financial condition. For the main contingencies that we deem possible of creating an adverse effect on our results of operations or financial condition, we disclose relevant information regarding the proceedings in accordance with IAS 37. Additionally, the contingencies assumed in a business combination for which an unfavorable outcome is considered possible are recognized at their fair value on the acquisition date. We believe that these judicial and administrative proceedings are properly recognized or disclosed in our financial statements.

•      Allowance for doubtful accounts. We record an allowance for doubtful accounts in an amount considered sufficient to cover estimated losses on the realization of our trade accounts receivable, taking into account our loss experience and the aging of our accounts receivable. Additionally, we analyze, on a monthly basis, the amounts and characteristics of trade accounts receivable compared to our pre-defined credit limits for our customers in order to determine if additional provisions are required. As of December 31, 2014, our total trade accounts receivable was R$3,040.5 million and the provision for doubtful accounts was R$322.8 million. Significant changes in our historical loss experience on accounts receivable which are not apparent through our aging analysis could require significant changes to our provisions for doubtful accounts.

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

•      Valuation of assets and liabilities in business combinations. We have entered into certain business combinations that we have accounted for in accordance with IFRS. In this regard, we hire specialized service providers to evaluate the fair value of the assets acquired and liabilities assumed. We allocate the cost of the entity acquired to the assets acquired and liabilities assumed, on a fair value basis, estimated at the date of acquisition. Any difference between the cost of the acquisition and the fair value of the assets acquired and liabilities assumed is recorded as goodwill or a gain on bargain purchase. We exercise significant judgment in the process of identifying the tangible and intangible assets and liabilities, valuing such assets and liabilities in determining the remaining useful life. Assumptions used to value those assets and liabilities include estimates of discounted cash flows or discount rates and may result in a difference between the estimated and actual values. If the actual results are not consistent with the estimates and assumptions used, we could be exposed to potentially significant losses.

Principal Factors Affecting Our Results of Operations

Growth of Brazil’s GDP and Domestic Demand for Our Products

Our sales in Brazil represented 56.7% of our net sales revenue in the year ended December 31, 2014. As a Brazilian company with a substantial majority of our operations in Brazil, we are significantly affected by economic conditions in Brazil. Our results of operations and financial condition have been, and will continue to be, affected by the growth rate of Brazilian GDP because our products are used in the manufacture of a wide range of consumer and industrial products.

Because of our significant market share in many of the Brazilian markets in which our petrochemical products are sold, fluctuations in Brazilian demand for polyethylene, polypropylene and PVC affect our production levels and net sales revenue. Brazilian GDP grew at an estimated compound average annual rate of 3.2% from 2010 through 2014. From 2010 through 2014, the apparent consumption volumes in Brazil of polyethylene (including EVA), polypropylene and PVC increased at compound average annual rates of 2.3%, 0.7% and 4.1%, respectively.

The following table sets forth the growth rates of Brazilian GDP and domestic apparent consumption for polyethylene, polypropylene and PVC for the periods presented.

	Year Ended December 31,
	2014	2013	2012	2011	2010

Brazilian GDP	0.1%	2.7%	1.8%	3.97%	7.6%
Brazilian consumption of polyethylene	—	10.2	2.9	(3.4)	22.8
Brazilian consumption of polypropylene	(5.7)	8.7	4.5	(4.0)	18.1
Brazilian consumption of PVC	(3.2)	16.0	(1.1)	5.7	18.9

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

Despite government incentives, the Brazilian economy did not grow as expected in 2012, registering an increase in GDP growth of only 1.0%. Even with the slower growth, Brazilian consumption volumes increased by 2.9% for polyethylene and 4.5% for polypropylene, primarily as a result of a decline of imports of resins and finished goods and the depreciation of the real against the U.S. dollar, and declined by 1.1% for PVC.

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

In 2014, the Brazilian economy continued to face challenges, registering low GDP growth. The decrease in consumer confidence, demonstrated by the deceleration of consumption, and weaker external demand affected most economic sectors, including the industrial and services sectors, which registered decreased growth as compared to 2013.  As a result, Brazilian consumption volumes of thermoplastic resins declined by 5.7% for polypropylene and 3.2% for PVC. Brazilian consumption volumes of polyethylene remained stable.

We generally obtain higher prices in Brazil for our products than the prevailing international prices. The difference in prices between the Brazilian and export markets results from:

•      costs of transporting products to and within Brazil;

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

We believe that domestic demand for thermoplastic resins may continue to be affected by global macroeconomic factors. Exports of basic petrochemicals and thermoplastic resins, which represent a large percentage of our sales, are also affected by global macroeconomic factors.

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

•      significant capacity additions, whether through plant expansion or construction, can take three to four years to implement and are therefore necessarily based upon estimates of future demand; and

•      as competition in petrochemical products is generally focused on price, being a low-cost producer is critical to improved profitability. This favors producers with larger plants that maximize economies of scale, but construction of plants with high capacity may result in significant increases in capacity that can outstrip demand growth.

A variety of petrochemical companies have announced plans to build significant additional ethylene production capacity, primarily in Asia, the Middle East and North America. According to IHS, 30.7 million tons of annual global ethylene capacity is scheduled to be commissioned between 2015 and 2019, including approximately 10.8 million tons of annual capacity in China and 5.5 million tons of annual capacity in the Middle East. According to IHS, the majority of the new capacity in China (4.7 million tons of annual capacity) will be based on coal as their principal feedstock. The majority of the new capacity in the Middle East (3.4 million tons of annual capacity) will be based on ethane as their principal feedstock. However, expansions of ethylene capacity are frequently subject to delays, and we cannot predict when the planned additional capacity will be commissioned, if at all.

International pricing pressures increased in 2010 and continued during 2011 and 2012 as the price differential between naphtha and gas increased and producers using ethane as raw materials were able to maintain competitive margins at sales prices lower than those required by some naphtha based producers. In 2013, the global economy showed signs of recovery, as reflected by the improved performance of the U.S. economy and indications that the euro zone had begun to emerge from crisis. This scenario helped support a recovery in the profitability of the global petrochemical industry, and the spreads for thermoplastic resins and main basic petrochemicals improved during the year. In 2014, world GDP growth fell short of initial forecasts for the year, reflecting the slower growth in emerging economies and in the Eurozone. However, the recovery in the U.S. economy and the good performance of other developed markets, such as the United Kingdom, had a positive impact on the world economy in 2014. This scenario, coupled with the decline in oil prices, and consequently the decline in naphtha prices, as well as the cancelation and postponements of previously announced petrochemical projects, supported an improvement of thermoplastics resins spreads.

We believe that the pricing scenario for the short-term is marked by caution. As expected, petrochemical prices have followed the downward trend in naphtha prices, which in turn followed the downward trend in crude oil markets. However, it is expected that the improvement in the world economy will continue to positively influence the demand and profitability of the sector in the short term.

Based on historical growth of demand for polyethylene, polypropylene and PVC, we believe that the additional capacity introduced in the market in 2012, 2013 and 2014 will be absorbed by the market in the medium-term. However, the production generated by this increase in capacity may lead to continued pressure on prices in the international markets and an increase in competition from imports in the Brazilian markets, which could adversely affect our net sales revenues, gross margins and overall results of operations.

Effects of Fluctuations in Naphtha Prices

Fluctuations in the international market price of naphtha have significant effects on our costs of goods sold and the prices that we are able to charge our customers for our first and second generation products. Political instability in the Middle East or similar events that may occur in the future may lead to unpredictable effects on the global economy or the economies of the affected regions, have had and may continue to have negative effects on oil production and price volatility, consequently driving naphtha and petrochemical prices higher worldwide.

Effects on Cost of Sales

Naphtha is the principal raw material used by our Basic Petrochemicals Unit and, indirectly, in several of our other business units. Naphtha and condensate accounted for approximately 74.9% of the total cost of sales of our Basic Petrochemicals Unit during 2014. Naphtha accounted for approximately 48.3% of our direct and indirect consolidated cost of sales and services rendered during 2014.

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

	Year Ended December 31,
	2014	2013	2012

Ethylene	86%	90%	89%
Polyethylene	80%	85%	84%
Polypropylene	81%	83%	84%
PVC(1)	89%	83%	84%

(1)   Giving effect to our new PVC plant in Alagoas in August 2012.

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

In 2014, the average capacity utilization of Braskem's crackers was affected by (1) the scheduled maintenance shutdown of one of our cracker production lines in the Southern Complex; (2) the scheduled maintenance shutdown at our cracker production line in the São Paulo Complex; and (3) a lack of propylene supply at the Rio de Janeiro Complex.

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

Reintegra

In December 2011, the Brazilian government implemented the “Reintegra” program, which is designed to improve the competitiveness of Brazilian plastics producers in the export markets by refunding the federal taxes levied on their export sales.  As a result of this incentive, exports of third generation products by Brazilian companies have increased therefore increasing Brazilian demand for our products. The original program ended in the end of December 2013. It was reinstated in August 2014 with a refund tax rate of 0.1% and in October 2014, the Brazilian government restored the rate to 3.0% until the end of 2015. However, in March 2015, the government again decreased the rate to 1.0% for 2015 and 2016.

Import Tariffs at Local Ports

Historically, tariffs on imports have been established by the federal government. However, in recent years, some Brazilian states established tax benefits to attract imports at local ports in order to raise revenue and develop local port infrastructure, primarily in the form of reductions of ICMS taxes that would otherwise be due to these states. Industry and union leaders alleged that such legislation creates a subsidy for imported products, thereby harming local industry.

On January 1, 2013, legislation took effect reducing the maximum ICMS tax that the state can charge from a rate of 12% to 4% on interstate sales of imported raw materials and other goods that are not wholly or partially manufactured in Brazil. In addition to certain other limited exceptions, this tax reduction does not apply to imported goods that do not have Brazilian-made substitutes. As a result, current tax benefits offered by some Brazilian states for the import of goods in the form of reduced ICMS tax rates have become less attractive.

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

The Brazilian government has used import tariffs to implement economic policies. As a result, import tariffs imposed on petrochemical products have varied in the past and may vary in the future. Tariffs on imports of first generation petrochemical products are between 0% and 4%, and tariffs on polyethylene, polypropylene and PVC resins are 14.0%.

Imports and exports within the free trade area in South America (Mercado Comum do Sul), or Mercosul, which is composed of Argentina, Brazil, Paraguay and Uruguay, have not been subject to tariffs since December 2001. Imports of suspension PVC from Colombia are not subject to tariffs and imports of suspension PVC from Venezuela are subject to reduced tariffs of 2.1% under the Acordo de Alcance Parcial de Complementação Econômica nº 59, under which imports from these countries are lower than generally applicable tariffs.

Imports of suspension PVC from the U.S. and Mexico have been subject to anti-dumping duties of 16.0% and 18.0%, respectively, that were imposed  by the Brazilian Foreign Trade Chamber (Câmara de Comércio Exterior), or CAMEX, of the Ministry of Development, Industry and Trade. In 2005, the anti-dumping regime was changed so that duties were assessed on a sliding scale (from 0% to 16.0% and 0% to 18.0% for the U.S. and Mexico, respectively), in which the rate of the duties are determined based on a variety of factors, including the price of the products and the likelihood that imports of these products will adversely affect local industry. In September 2011, however, CAMEX changed the application of the anti-dumping practices for imports from the U.S. to an ad valorem rate of 16%, maintaining the sliding scale for Mexico.

Since 2008, imports of suspension PVC from China have been subject to duties ranging between 10.5% and 21.6%, and imports of suspension PVC from South Korea have been subject to duties ranging between 0% and 18.9%, depending on the producer, as a result of the imposition of anti-dumping duties by CAMEX. In August 2014, CAMEX changed the anti-dumping rates for imports from China to 21.6% and maintained the range of duties on imports from South Korea to between 0% and 18.9%.

Additionally, in December 2010, CAMEX imposed an additional anti-dumping duty of 10.6% on polypropylene imports from the United States for a period of five years. This anti-dumping duty is scheduled to expire in December 2015.

Beginning in August 2014, the Brazilian government imposed additional anti-dumping duties on polypropylene imports from South Africa, India and South Korea of 16.0%, 6.4 to 9.9% and 2.4 to 6.3%, respectively. These duties are scheduled to expire in 2019.

In 2014, approximately 30.0% of Brazilian polyethylene, polypropylene and PVC resins were imported products, which reflected a 2.7% annual increase in the volume of resins imported, reflecting the volatility in the U.S. dollar-denominated prices of thermoplastic resins, which triggered an increase in the purchase of thermoplastic resins in Brazil. For more information, see “Effects of Brazilian Industrial Policy—Import Tariffs at Local Ports.”

Increased Import Duties on Polyethylene

As part of its initiative to strengthen domestic manufacturers, on October 1, 2012, the Brazilian government adopted a resolution that increased import duties on 100 products related to various industries, including an increase on the import tariff for polyethylene from 14% to 20%. In October 2013, the Brazilian government reduced the import tariff for polyethylene to the previous level of 14%.

Legislative Change Affecting Accumulated ICMS

In May 2013, the State of São Paulo approved new legislation reducing ICMS on certain acquisitions of naphtha, ethylene and propylene within the state. This reduction is conditioned upon certain requirements, including (1) the parties to the transactions must use a specified governmental data processing system to issue and account for tax documents, and they must regularly comply with related obligations and (2) the buyer must be accredited by the applicable governmental authority. In accordance with the requirements prescribed by law,  in 2014 we used the reduced ICMS on the purchase of naphtha, ethylene and propylene, resulting in a ICMS credit balance in the State of São Paulo of zero.

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

During the year ended December 31, 2014, 43.3% of our net sales revenue was derived from sales of our products outside Brazil as compared with 42.5% during 2013 and 42.4% during 2012. Net sales revenues derived from sales outside Brazil increased by 14.5% during 2014, 13.7% during 2013 and 8.3% during 2012.

During the year ended December 31, 2014, sales to customers in countries in the Americas (other than Brazil) accounted for 66.0% of our sales outside Brazil. During the year ended December 31, 2014, sales to customers in Europe accounted for 24.7% of our sales outside Brazil, and sales to customers in East Asia accounted for 9.3% of our sales outside Brazil.

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

Our consolidated U.S. dollar-denominated indebtedness represented 68.5% of our outstanding indebtedness as of December 31, 2014. As a result, when the real depreciates against the U.S. dollar:

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

Effect of Level of Indebtedness and Interest Rates

As of December 31, 2014, our total outstanding consolidated indebtedness, net of transaction costs, was R$20,336.5 million. The level of our indebtedness results in significant financial expenses that are reflected in our statement of operations. Financial expenses consist of interest expense, exchange variations of U.S. dollar- and other foreign currency-denominated debt, foreign exchange losses or gains, and other items as set forth in note 29 to our audited consolidated financial statements. In the year ended December 31, 2014, we recorded total financial expenses in the financial expenses line item of R$2,745.9 million, of which R$1,272.8 million consisted of interest expense, R$320.5 million consisted of expenses related to monetary variation on financing and R$38.9 million consisted of foreign exchange losses. The interest rates that we pay depend on a variety of factors, including prevailing Brazilian and international interest rates and risk assessments of our company, our industry and the Brazilian economy made by potential lenders to our company, potential purchasers of our debt securities and the rating agencies that assess our company and its debt securities.

Standard & Poor’s, Moody’s and Fitch maintain ratings of our company and our debt securities. Currently, Standard & Poor’s, Moody’s and Fitch maintain ratings of our company on a local and a global basis. On a global basis, Standard & Poor’s maintains a local currency rating for our company of “BBB- (stable)” and a foreign currency rating for our company of “BBB- (stable),” Moody’s maintains a local currency rating for our company of “Baa3 (negative),” and Fitch maintains a local currency rating for our company of “BBB- (stable)” and a foreign currency rating for our company of “BBB- (stable).” Any decision by these agencies to downgrade the ratings of our company or of our debt securities in the future would likely result in increased interest and other financial expenses relating to our borrowings and debt securities and the inclusion of financial covenants in the instruments governing new indebtedness, and could significantly reduce our ability to obtain such financing on satisfactory terms or in amounts required by us and our liquidity and would require us to post cash collateral pursuant to our obligations.”

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

Additionally, until December 31, 2012, we were entitled to pay 25% of the statutory income tax rate on the profits arising from the sale of polyethylene manufactured at one of our polyethylene plants in the Northeastern Complex and caustic soda, chlorine and ethylene dichloride produced at our plants in the Northeastern Complex and Alagoas.

Each of our exemptions entitles us to pay only 44.9% of the statutory income tax rate (of 34%) on the profits arising from products manufactured at these plants.

Due to operating losses sustained by us in the past, we had R$444.4 million of deferred income tax and social contribution assets arising from tax loss carryforwards available as of December 31, 2014. Income tax loss carryforwards available for offset in Brazil do not expire. However, the annual offset is limited to 30% of our adjusted net profits. This limit also affects the CSLL.

Our export sales are currently exempt from (1) PIS (2) COFINS, a federal value-added tax, (3) the Tax on Industrial Products (Imposto sobre Produtos Industrializados), or IPI, a federal value-added tax on industrial products, and (4) ICMS.

Recent Developments

The following is a summary of major transactions entered into, and other developments affecting, our company since December 31, 2014.

Petros Copesul Defined Benefit Plan

In February 2015, we paid an aggregate amount of R$358.5 million in order to liquidate the Petros Copesul plan, which we became a sponsor of as a result of our merger with Copesul. In anticipation of this payment, we provisioned an amount of R$336.4 million, recorded under current liabilities. The difference between the amount provisioned and the payment made corresponds to interest incurred in 2015. For more information, see “Item 6. Directors, Senior Management and Employment—Employees—Employees in Brazil—Post-Employment Benefits in Brazil—Petros Copesul Defined Benefit Plan.”

Project Ethylene XXI

On March 26, 2015, Braskem announced that the amount of the investment in Project Ethylene XXI, a joint venture between Braskem (75%) and Idesa (25%), has been increased byrevised to include an additional contribution of approximately US$600 million. This increase which will be fully funded by the shareholders in proportion to their participation in the joint venture, was primarily attributable to (1) a change in the scope of the power generating unit in order to ensure the self-sufficiency of the complex and improve the reliability of energy supply, with the possibility of selling any surplus energy to the grid; and (2) by additional costs arising from  infrastructure and local services.

On April 22, 2015 our subsidiary Braskem Idesa received a disbursement in an aggregate amount of US$290.0 million from international finiancial instituions in connect with the financing agreements relating to Project Ethylene XXI. For more information, see “Item 4. Information on the Company—Capital Expenditures—Joint Venture Projects—Project Ethylene XXI.”

Results of Operations

The following discussion of our results of operations is based on our consolidated financial statements prepared in accordance with IFRS.

As a result of our decision to dispose of our former subsidiary Cetrel and Braskem Distribuidora, both of which were sold in December 2012, we have recorded the operations of these subsidiaries as discontinued operations as from January 1, 2010.

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

	Year Ended December 31, 2014
	Net sales revenue	Cost of products sold	Gross profit	Selling, general, administrative, distribution and research and development expenses	Results from equity investments	Other operating income (expense), net(1)	Operating profit (loss)
	(in millions of reais)

Basic Petrochemicals	25,576.3	(23,252.8)	2,323.5	(692.7)	—	190.3	1,821.1
Polyolefins	18,502.2	(15,599.6)	2,902.6	(965.7)	—	(53.2)	1,883.7
Vinyls	2,709.5	(2,551.5)	158.0	(205.3)	—	57.3	10.0
USA and Europe	7,934.3	(7,477.5)	456.8	(294.9)	—	(82.5)	79.3
Chemical Distribution	842.7	(700.9)	141.8	(105.2)	—	(28.8)	7.8
Total segments	55,565.0	(49,582.3)	5,982.7	(2,263.9)	—	83.0	3,801.8
Other segment(2)	402.7	(284.3)	118.4	(170.0)	—	(4.1)	(55.7)
Corporate unit(3)	—	—	—	(70.5)	—	16.7	(49.9)
Reclassifications and eliminations(4)	(9,936.3)	9,809.3	127.0	—	3.9	—	(127.0)
Consolidated	46,031.4	(40,057.3)	5,974.1	(2,504.4)	3.9	95.6	3,569.2

	Year Ended December 31, 2013
	Net sales revenue	Cost of products sold	Gross profit	Selling, general, administrative, distribution and research and development expenses	Results from equity investments	Other operating income (expense), net(1)	Operating profit (loss)
	(in millions of reais)

Basic Petrochemicals	25,037.8	(22,561.2)	2,476.6	(534.9)	—	(67.8)	1,873.9
Polyolefins	16,944.7	(14,694.3)	2,250.4	(852.6)	—	(30.7)	1,367.1
Vinyls	2,581.1	(2,384.5)	196.6	(174.1)	—	(11.2)	11.3
USA and Europe	6,748.5	(6,419.6)	328.9	(282.8)	—	(37.6)	8.5
Chemical Distribution	891.7	(761.1)	130.6	(96.7)	—	(6.5)	27.4
Total segments	52,203.8	(46,820.7)	5,383.1	(1,941.1)	—	(153.8)	3,288.1
Other segment(2)	130.3	(133.6)	(3.3)	(68.6)	—	0.1	(71.8)
Corporate unit(3)	—	—	—	(184.7)	(3.2)	(57.4)	(245.3)
Reclassifications and eliminations(4)	(11,364.6)	11,133.5	(231.1)	—	—	—	(231.1)
Consolidated	40,969.5	(35,820.8)	5,148.7	(2,194.4)	(3.2)	(211.1)	2,739.9

	Year Ended December 31, 2012
	Net sales revenue	Cost of products sold	Gross profit	Selling, general, administrative, distribution and research and development expenses	Results from equity investments	Other operating income (expense), net(1)	Operating profit (loss)
	(in millions of reais)

Basic Petrochemicals	23,603.0	(21,793.5)	1,809.5	(492.0)	—	(64.1)	1,253.4
Polyolefins	14,456.8	(13,131.8)	1,325.0	(868.4)	—	(20.0)	436.6
Vinyls	2,019.9	(1,947.7)	72.2	(129.7)	—	1.8	(55.7)
USA and Europe	5,465.2	(5,272.1)	193.1	(243.3)	—	364.8	314.6
Chemical Distribution	898.8	(751.0)	147.8	(94.8)	—	(0.3)	527.0
Total segments	46,443.7	(42,896.1)	3,547.6	(1,828.2)	—	282.2	2,001.6
Other segment(2)	72.6	(88.1)	(15.5)	(37.8)	—	(98.2)	(151.5)
Corporate unit(3)	—	—	—	(301.6)	(25.8)	149.5	(177.9)
Reclassifications and eliminations(4)	(10,356.0)	10,275.1	(80.9)	—	—	—	(80.9)
Consolidated	36,160.3	(32,709.1)	3,451.2	(2,167.6)	(25.8)	333.5	1,591.3

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

Year Ended December 31, 2014 Compared with Year Ended December 31, 2013

The following table sets forth consolidated financial information for the years ended December 31, 2014 and 2013.

	Year Ended December 31,
	2014	2013	% Change
	(in millions of reais)

Net sales revenue	R$46,031.4	R$40,969.5	12.4
Cost of products sold	(40,057.3)	(35,820.8)	11.8
Gross profit	5,974.0	5,148.7	16.0
Income (expenses):
Selling and distribution	(1,155.8)	(1,000.7)	15.5
General and administrative	(1,210.1)	(1,077.9)	12.3
Research and development	(138.4)	(115.8)	19.5
Results from equity investments	3.9	(3.2)	n.m.
Other operating income (expenses), net	95.6	(211.1)	n.m.
Operating profit	3,569.2	2,740.0	30.3
Financial results:
Financial expenses	(2,745.9)	(2,549.1)	7.7
Financial income	355.2	773.1	(54.1)
Profit (loss) before income tax and social contribution	1,178.6	963.9	22.3
Income tax and social contribution	(452.3)	(456.9)	(1.0)
Profit (loss)	R$726.3	R$507.0	43.2
____________________________

n.m.: Not meaningful

Net Sales Revenue

Net sales revenue increased by 12.4% during 2014, primarily as a result of (1) a 9.2% increase in net sales revenue of our Polyolefins segment, (2) a 17.6% increase in net sales revenue of our USA and Europe segment, and (3) a 2.2% increase in net sales revenue of our Basic Petrochemicals segment. Reclassifications and eliminations of net sales revenues of our segments in consolidation, primarily reflecting intercompany sales of basic petrochemicals by our Basic Petrochemicals segment to our other segments, declined by 12.6% during 2014.

Net Sales Revenue of Basic Petrochemicals Segment

Net sales revenue of the Basic Petrochemicals segment increased by 2.2% during 2014, primarily as a result of (1) a 7.6% increase in net sales revenue generated by sales of basic petrochemicals (excluding condensate, fuels, intermediates and utilities) to third parties to R$9,932.9 million during 2014 from R$9,227.2 million during 2013, and (2) a 1.2% increase in net sales revenue generated by sales of basic petrochemicals to our other business units to R$11,727.0 million during 2014 from R$11,378.2 million during 2013.

Net sales revenue generated by sales of:

•      naphtha, condensate and crude oil increased by 38.0% to R$3,092.3 million during 2014 from R$2,241.0 million during 2013, primarily as a result of a 43.2% increase in volume of these sales; and

•      basic chemicals (including fuels, intermediaries and utilities) increased by 9.8% to R$3,133.5 million during 2014 from R$2,853.9 million during 2013, primarily as a result of a 16.1% increase in net sales revenues from fuels.

The most significant factors contributing to the increase of net sales revenue generated by sales of basic petrochemicals to third parties were (1) a R$330.9 million, or 29.5%, increase in net sales revenue generated by sales of propylene, (2) a R$199.5 million, or 6.1%, increase in net sales revenue generated by sales of BTX products, and (3) a R$68.6 million, or 3.9%, increase in net sales revenue generated by sales of ethylene.

Sales volume of ethylene to third parties, substantially all of which is sold in the domestic market, declined by 4.5% to approximately 511,400 tons during 2014 from 535,400 tons during 2013, primarily as a result of a lower production volume due to the scheduled maintenance shutdown of one of our cracker production lines in the Southern Complex and one of cracker production line at our São Paulo Complex. The average prices that we realized for sales of ethylene increased primarily as a result of a 8.9% average depreciation of the real against the euro, the effect of which was partly offset by the 5.8% decline in the average Western Europe contract price of ethylene in euros, as reported by IHS.

Sales volume of propylene to third parties increased by 14.6% to approximately 445,400 tons during 2014 from approximately 389,000 tons during 2013. Domestic sales volume of propylene to third parties declined by 0.5%, principally due to reduced demand in the domestic market. Export sales volume of propylene increased by 32.2%, principally due to an oversupply of propylene in the domestic market, which led us to take advantage of demand in export markets. The average prices that we realized for sales of propylene increased primarily as a result of (1) a 3.2% increase in the average North American contract price of propylene in U.S. dollars, as reported by IHS, and (2) the effects of the average depreciation of the realagainst the U.S. dollar.

The principal factors leading to the increase in net sales revenue generated by sales of BTX products to third parties were (1) a 13.3% increase in net sales revenue generated by sales of benzene, and (2) a 32.6% increase in net sales revenue generated by sales of mixed xylenes.  The effects of these increases were partially offset by a 27.5% decline in net sales revenue generated by sales of para-xylene.

Sales volume of benzene to third parties increased by 1.6% to approximately 667,200 tons during 2014 from approximately 656,700 tons during 2013. Domestic sales volume of benzene increased by 5.8% and export sales volume of benzene declined by 7.5%. The average prices that we realized for sales of benzene increased primarily as a result of (1) a 3.2% increase in the average North American contract market price of benzene in U.S. dollars, as reported by IHS, and (2) the effects of the average depreciation of the real against the U.S. dollar. Sales volume of mixed xylenes to third parties increased by 55.5% to approximately 130,300 tons during 2014 from approximately 83,900 tons during 2013. The average prices that we realized for sales of mixed xylenes declined primarily as a result of the decline in international prices. Sales volume of para-xylene to third parties declined by 23.1% to approximately 99,000 tons during 2014 from approximately 128,600 tons during 2013. The average prices that we realized for sales of para-xylene declined primarily as a result of the decline in international prices.

Net Sales Revenue of Polyolefins Segment

Net sales revenue of the Polyolefins segment increased by 9.2% during 2014, primarily as a result of a 6.5% increase in net sales revenue generated by sales of polyethylene and a 11.6% increase in net sales revenue generated by sales of polypropylene.

Sales volume of polyethylene declined by 6.2% to approximately 2,313,300 toms during 2014 from 2,467,300 tons during 2013. During 2014, domestic sales volume of polyethylene declined by 3.7%, principally as a result of the opportunistic entry of imported products in the fourth quarter of the year and the weak performance of the Brazilian economy. Export sales volume of polyethylene declined by 12.0%, primarily as a result of lower production volume due to the scheduled maintenance shutdown of one of our cracker production lines in the Southern Complex and one of our cracker production line at our São Paulo Complex. The average prices that we realized for sales of polyethylene increased primarily as a result of the effects of (1) the average depreciation of the real against the U.S. dollar and (2) a 8.9%, 8.9% and 8.5% increase in HDPE, LLDPE and LDPE contract prices in the North American market, respectively, according to IHS.

Sales volume of polypropylene increased by 0.7% to approximately 1,591,900 tons during 2014 from 1,580,800 tons during 2013. During 2014, domestic sales volume of polypropylene declined by 5.1%, reflecting the weak demand in the industrial and automotive sector. Export sales volume of polypropylene declined by 24.4%, primarily as a result of lower production volume due to the scheduled maintenance shutdown of one of our cracker production lines in the Southern Complex and one of cracker production line at our São Paulo Complex. The average prices that we realized for sales of polypropylene increased primarily as a result of the effects of (1) the average depreciation of the real against the U.S. dollar and (2) a 0.1% increase in the spot prices of the Northeast Asian market, according to IHS.

Net Sales Revenue of Vinyls Segment

Net sales revenue of the Vinyls segment increased by 5.0% during 2014, primarily as a result of a 9.1% increase in net sales revenue from the sale of PVC, the effects of which were partially offset by a 7.0% decline in net sales revenue from the sale of caustic soda.

Sales volume of PVC increased by 3.6% to approximately 659,500 tons during 2014 from 636,500 tons during 2013, primarily as a result of our increased production, with the normalization of operations at our new plant in the state of Alagoas. The average prices that we realized for sales of PVC increased primarily as a result of the average depreciation of the real against the U.S. dollar and the 0.9% increase in the average Northeast Asian spot market prices of PVC in U.S. dollars, as reported by IHS.

Sales volume of caustic soda increased by 0.7% to approximately 472,200 tons during 2014 from 468,800 tons during 2013, primarily as a result of the increased production.

Net Sales Revenue of USA and Europe Segment

Net sales revenue of the USA and Europe segment, which includes our polypropylene assets in the United States and Europe, increased by 17.6% during 2014, primarily as a result of the increase in average prices of sales in the USA and Europe segment, which increased as a result of (1) the translation of the currencies of the countries in the USA and Europe segment into reais when preparing our financial statements, which resulted in foreign exchange gains attributable to fluctuations in the relative value of these currencies against the real, rather than operational gains, and (2) a 0.1% increase in the spot prices of the Northeast Asian market of polypropylene, according to IHS. Sales volume of polypropylene by our USA and Europe Unit increased by 4.0% to approximately 1,862,600 tons during 2014 from 1,790,700 tons during 2013, primarily due to recovery in the U.S. economy and the improved performance of the European economy.

Net Sales Revenue of Chemical Distribution Segment

Net sales revenue of the Chemical Distribution segment declined by 5.5% during 2014, primarily as a result of a decline in the sales volume of solvents, such as methanol.

Cost of Products Sold and Gross Profit

Cost of products sold increased by 11.8% during 2014, primarily as a result of (1) a 16.5% increase in cost of products sold in our USA and Europe segment, (2) a 6.2% increase in cost of products sold in our Polyolefins segment, and (3) a 3.1% increase in cost of products sold in our Basic Petrochemicals segment. Reclassifications and eliminations of cost of sales and services rendered of our segments in consolidation, primarily reflecting the costs of basic petrochemicals purchases by our Polyolefins and Vinyls segments from our Basic Petrochemicals segment, declined by 11.9% during 2014.

Consolidated gross profit increased by 16.0% during 2014. Gross margin (gross profit as a percentage of net sales revenue) increased to 13.0% during 2014 from 12.6% during 2013.

Cost of Products Sold of Basic Petrochemicals Segment

Cost of products sold of the Basic Petrochemicals segment increased by 3.1% during 2014, primarily as a result of the appreciation in the average U.S. dollar exchange rate against the real during the year. These were partially offset by (1) a 7.4% decline in the average Amsterdam-Rotterdam-Antwerp market price of naphtha in U.S. dollars as reported by IHS to US$837.0 per ton during 2014 from US$903.0 per ton during 2013, and (2) a 2.7% decline in sales volume of basic petrochemicals.

Gross profit of the Basic Petrochemicals segment declined by 6.2% to R$2,323.5 million during 2014 from R$2,476.6 million during 2013. and gross margin declined to 9.1% during 2014 from 9.9% in 2013.

Cost of Products Sold of Polyolefins Segment

Cost of products sold of the Polyolefins segment increased by 6.2% during 2014, primarily as a result of (1) the effects of the average depreciation of the real against the euro on the cost of raw materials of our Polyolefins Unit that are determined by reference to euro-denominated prices, and (2) the effects of the increase in the average cost of propylene, which was influenced by a 3.2% increase in the average North American contract price of propylene in U.S. dollars and a 1.9% increase in the average Western Europe contract price of propylene in euros, as reported by IHS. These factors were partially offset by (1) the effects on our average cost of ethylene, which was influenced by the 5.8% decline in the average Western Europe contract price of ethylene in euros, as reported by IHS, and (2) a 3.0% decline in sales volume of the Polyolefins segment.

Gross profit of the Polyolefins segment increased by 29.0% to R$2,902.6 million during 2014 from R$2,250.4 million during 2013, and gross margin increased to 15.7% during 2014 from 13.3% during 2013.

Cost of Products Sold of Vinyls Segment

Cost of products sold of the Vinyls segment increased by 7.0% during 2014, primarily as a result of (1) the effects of the average depreciation of the real against the euro on the cost of raw materials of our Vinyls Unit that are determined by reference to euro-denominated prices, and (2) a 2.7% increase in the total sales volume of our Vinyls Unit. These factors were partially offset by the effects on our Vinyls Unit’s average cost of ethylene of the 5.8% of decline in the average Western Europe contract price of ethylene in euros, as reported by IHS.

Gross profit of the Vinyls segment declined by 19.6% to R$158.0 million during 2014 from R$196.5 million during 2013, while gross margin declined to 5.8% during 2014 from 7.6% during 2013.

Cost of Products Sold of USA and Europe Segment

Cost of products sold of the USA and Europe segment increased by 16.5% during 2014, primarily as a result of (1) a 4.0% increase in polypropylene sales volume recorded by this segment, (2) the effects on this segment’s average cost of propylene of a 3.2% increase in the average North American contract price of propylene in U.S. dollars, as reported by IHS, together with the translation effects of a 9.1% average depreciation of the real against the U.S. dollar, and (3) the effects on this segment’s average cost of propylene of the average depreciation of the real against the euro, which were partially offset by a 5.8% decline in the average Western Europe contract price of propylene in euros, as reported by IHS.

Gross profit of the USA and Europe segment increased by 38.8% to R$456.8 million during 2014 from R$328.9 million during 2013, and gross margin increased to 5.8% during 2014 from 4.9% during 2013.

Cost of Products Sold of Chemical Distribution Segment

Cost of sales of the Chemical Distribution segment declined by 7.9% during 2014 primarily as a result of decrease in sales volume of solvents.

Gross profit of the Chemical Distribution segment increased by 8.6% to R$141.8 million during 2014 from R$130.6 million during 2013, while gross margin declined to 16.8% during 2014 from 14.6% during 2013.

Selling and Distribution Expenses

Selling and distribution expenses increased by 15.5% during 2014, primarily as a result of higher expenses related to exports, such as storage and demurrage, due to higher export sales volume. Selling and distribution expenses as a percentage of net sales revenue increased to 2.5% during 2014 from 2.4% during 2013.

General and Administrative Expenses

General and administrative expenses increased by 12.3% during 2014, primarily as a result of (1) higher personnel expenses related to wage adjustments granted under the collective bargaining agreement and to the price adjustment in the health insurance policy; and (2) sporadic expenses with institutional marketing, advertising materials and third-party services. General and administrative expenses as a percentage of net sales revenue remained stable at 2.6% during 2014 and 2013.

Research and Development Expenses

Research and development expenses increased by 19.5% during 2014. Research and development expenses as a percentage of net sales revenue remained stable at 0.3% during 2014 and 2013.

Results from Equity Investments

Results from equity investments was a gain of R$3.9 million in 2014 compared to a loss of R$3.2 million in 2013.

Other Operating Income (Expenses), Net

Other operating income, net was R$95.6 million during 2014, primarily consisting of (1) revenues from the divestment of the water treatment unit in the Southern Complex of R$277.3 million, (2) revenues from the recognition of credits of subsidiaries to settle installment payment under Federal Law 11,941/09 of R$98.3 million, and (3) revenues from discount from the prepayment of the tax installment under Federal Law 11,941/09 of R$79.6 million. This revenue was partially offset by (1) expenses related to additional provisions for the Petros Copesul pension plan of R$65.0 million, (2) depreciation expenses of R$119.8 million for idle plants, (3) expenses related to inventory adjustments and losses of raw materials of R$50.0 million, (4) expenses related to contingencies included in the installment payment plan under Federal Law 11,941/09 of R$71.8 million, and (5) expenses related to provisions for environmental damages of R$30.7 million.

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

Operating Profit (Loss)

As a result of the foregoing:

•      operating profit on a consolidated basis increased by 30.3% during 2014. As a percentage of net sales revenue, operating profit increased to 7.8% during 2014 from 6.7% during 2013;

•      operating profit of the Basic Petrochemical segment declined by 2.8% to R$1,821.1 million during 2014 from R$1,873.9 million during 2013, and the operating margin of the Basic Petrochemical segment declined to 7.1% during 2014 for 7.5% during 2013;

•      operating profit of the Polyolefins segment increased by 37.8% to R$1,883.7 million during 2014 from R$1,367.0 million during 2013, and the operating margin of the Polyolefins segment increased to 10.2% during 2014 from 8.1% during 2013;

•      operating profit of the USA and Europe segment increased to R$79.3 million during 2014 from R$8.5 million during 2013, and the operating margin of the USA and Europe segment increased to 1.0% during 2014 from 0.1% during 2013;

•      operating profit of the Vinyls segment declined by 11.8% to R$10.0 million during 2014 from R$11.3 million during 2013, while the operating margin of the Vinyls segment remained stable at 0.4% during 2014 and 2013; and

•      operating profit of the Chemical Distribution segment declined by 71.6% to R$7.8 million during 2014 from R$27.4 million during 2013, and the operating margin of the Chemical Distribution segment declined to 0.9% during 2014 from 3.1% during 2013.

Financial Results

Financial results increased by 34.6% during 2014 as a result of a 54.1% decline in financial income and a 7.7% increase in financial expenses.

Financial Income

Financial income declined by 54.1% to R$355.2 million during 2014 from R$$773.1 million during 2013, primarily as a result of our recording a R$46.2 million loss on exchange variation on monetary assets during 2014 compared to a gain of R$333.4 million during 2013 as a result of a 9.1% depreciation in the average U.S. dollar exchange rate against the real during the year.

Financial Expenses

Financial expenses increased by 7.7% to R$2,745.9 million during 2014 from R$2,549.1 million during 2013, primarily as a result of (1) a 13.5% increase in interest expense to R$1,272.8 million during 2014 from R$1,121.8 million during 2013, principally due to the impact from exchange variation on the calculation of interest payable on dollar-denominated debt, and (2) a 27.4% increase in net interest on fiscal provisions to R$221.6 million during 2014 from R$173.9 million during 2013, principally due to the restatement of the provision for the Petros Plans.

Income Tax and Social Contribution

The composite corporate statutory income tax and social contribution rate was 34% during 2014 and 2013. Income tax and social contribution expense declined by 1.0% to R$452.3 million during 2014 and R$456.9 million during 2013.

The effective tax rate applicable to our profit before income tax and social contribution was 38.4% during 2014, primarily as a result of (1) permanent adjustments caused by differences of income tax rates of investments in countries that have a lower tax rate than Brazil, which increased the effective tax rate by approximately 9.0% and (2) permanent adjustments caused by a discount on our tax installment payment, established by Law 13,043/2014, which reduced the applicable effective tax rate by 4.0%.

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

Profit (Loss)

Our profit increased by 43.2% to R$726.3 million, or 1.6% of net sales revenue, during 2014 from R$507.0 million, or 1.2% of net sales revenue, during 2013.

Year Ended December 31, 2013 Compared with Year Ended December 31, 2012

The following table sets forth consolidated financial information for the years ended December 31, 2013 and 2012.

	Year Ended December 31,
	2013	2012 (1)	% Change
	(in millions of reais)

Net sales revenue	R$40,969.5	R$36,160.3	13.3
Cost of products sold	(35,820.8)	(32,709.1)	9.5
Gross profit	5,148.7	3,451.2	49.2
Income (expenses):
Selling and distribution	(1,000.7)	(990.4)	1.0
General and administrative	(1,077.9)	(1,071.0)	0.6
Research and development	(115.8)	(106.2)	9.0
Results from equity investments	(3.2)	(25.8)	(87.6)
Other operating income (expenses), net	(211.1)	333.5	n.m.
Operating profit	2,740.0	1,591.3	72.2
Financial results:
Financial expenses	(2,549.1)	(3,926.2)	(35.1)
Financial income	773.0	532.0	45.3
Profit (loss) before income tax and social contribution	963.9	(1,802.9)	(153.5)
Income tax and social contribution	(456.9)	783.1	(158.3)
Profit (loss) from continuing operations	507.0	(1,019.8)	(149.7)
Results from discontinued operations	—	281.5	n.m.
Profit (loss)	R$507.0	R$(738.3)	(168.7)
_______________________________________
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

Sales volume of caustic soda increased by 0.6% to approximately 468,800 tons during 2013 from 471,600 tons in 2012, primarily as a result of our importation of raw materials to supply the domestic market to compensate for the lower production volume.

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

Net Sales Revenue of Chemical Distribution Segment

Net sales revenue of the Chemical Distribution segment declined by 0.8% during 2013 primarily as a result of (1) a 32.9% decline in sales volume of solvents, including a decline in sales volume of ecologically-friendly solvents to approximately zero. These effects were partially offset by (1) a 60.7% increase in sales volume of chlor-alkali and (2) a 10.9% increase in sales volume of pharmaceuticals products.

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

Financial Results

Financial results increased by 47.7% during 2013, primarily as a result of a 45.3% increase in financial income and a 35.1% decline in financial expenses.

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

Liquidity and Capital Resources

Our principal cash requirements for 2014 consisted of the following:

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

During 2014, cash flow generated by operations was used primarily for investing activities, for working capital requirements and to service our outstanding debt obligations. As of December 31, 2014, our consolidated cash and cash equivalents amounted to R$3,993.4 million. As of December 31, 2014, we had net working capital (defined as (1) current assets plus non-current assets held for sale, minus (2) current liabilities plus non-current liabilities held for sale) of R$677.9 million.

Projected Sources and Uses of Cash

We anticipate that we will be required to spend approximately R$15.7 billion to meet our short-term contractual obligations and commitments and budgeted capital expenditures during 2015 (excluding equity contributions to our joint ventures in Mexico and Venezuela). We expect that we will meet these cash requirements for (1) our operations through sales of our products, and (2) our debt service through operating cash flow and new financing activities, including new debt financings and the refinancing of our existing short-term indebtedness as it becomes due.

We have commitments from several financial institutions to provide us with financing in the future, including commitments from the Brazilian National Bank for Economic and Social Development (Banco Nacional do Desenvolvimento), or BNDES, to lend us funds under our revolving stand-by credit facilities (Contrato de Abertura de Limite de Crédito), or CALC facilities, described under “—Indebtedness and Financing Strategy—Credit Facilities with BNDES.” As of December 31, 2014, an aggregate principal amount of R$475.4 million was available for disbursement under these facilities.

These commitments are subject to conditions precedent which we believe that we will be able to satisfy in connection with any amounts drawn under these facilities. We pay commitment fees to these financial institutions in connection with their commitments, other than our BNDES revolving stand-by credit facilities.

In addition, we entered into a project finance facility to fund the development of Project Ethylene XXI. For more information regarding this facility, see “—Capital Expenditures—Joint Venture Projects—Project Ethylene XXI.”

Cash Flows

Cash Flows Provided by Operating Activities

Net cash provided by operating activities was R$3,791.9 million during 2014, R$2,457.8 million during 2013 and R$2,571.8 million during 2012.

Net cash provided by operating activities increased by R$1,334.1 million during 2014 compared to 2013, primarily as a result of:

•         the R$486.0 million decline in recoverable taxes during 2014 compared to a R$448.4 million increase during 2013, which principally resulted from monetization of value-added tax on sales and services (ICMS) credits that we have accumulated over the past few years arising mainly from domestic sales subject to deferred taxation and export sales;

•         an increase in non-cash interest and monetary and exchange variations, net to R$2,183.9 million during 2014 compared to R$1,341.8 million during 2013, primarily as a result of our designation on May 1, 2013 of part of the liabilities our dollar-denominated debt instruments as a hedge for our future exports;

•         the R$270.4 million increase in inventories during 2014 compared to a R$927.4 million increase during 2013, which resulted from the increase in inventories of polyolefins at the end of the year due to weak demand;

•         a R$144.1 million decline in accounts receivable during 2014 compared to a R$492.9 million increase in accounts receivable during 2013, primarily as a result of decline in international prices of thermoplastic resins which led to a decline in revenues from polyethylene, polypropylene and PVC; and

•         our profit before income tax and social contribution of R$1,178.6 million during 2014 compared to R$963.9 million during 2013.

The effects of these factors were partially offset by:

•         the R$419.5 million decline in accounts payable to suppliers during 2014 compared to a R$742.6 million increase during 2013, which resulted from the average depreciation of the real against the U.S. dollar, which impacted our contract to purchase certain raw materials;

•         the R$539.3 million decline in taxes and contributions payable during 2014 compared to the R$127.4 million decline during 2013, which resulted from the prepayment of the outstanding balance of installment under the Federal Law 11,941/09 payment program; and

•         the R$261.9 million decline in advances from customers during 2014 compared to the R$6.3 million increase during 2013, which resulted from the settlement in 2014 of transactions in which we had collected advances from customers during 2014.

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

Cash Flows Used in Investing Activities

Investing activities used net cash of R$4,977.1 million during 2014, R$4,954.2 million during 2013 and R$2,834.3 million during 2012.

During 2014, investing activities for which we used cash on a consolidated basis primarily consisted of (1) investments of R$3,533.8 million in new capacity projects, including investments of R$3,465.6 million for the construction of our facilities in Mexico, of which R$621.8 million corresponds to our equity investments,  (2) investments of R$ 1,009.1 million to perform maintenance on our plants during scheduled shutdowns, (3) investments of R$252.1 million in modernization, in information technology  and increased reliability of our systems, (4) investments of R$ 322.8 million in equipment replacement, and (5) investments of R$ 215.7 million in productivity, safety improvements and others. These investments were partially offset by our receipt of R$315.0 million from the divestments of the water treatment unit in the Southern Complex.

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

Cash Flows Used in Financing Activities

Financing activities provided net cash of R$894.4 million during 2014, R$3,614.2 million during 2013 and R$633.9 million during 2012.

During 2014:

•       Braskem Finance Limited issued US$750.0 million aggregate principal amount of 6.450% Notes due 2024 in February 2014 and May 2014;

•       Braskem Idesa borrowed US$465.0 million from international financial institutions in connection with the financing agreements relating to Project Ethylene XXI in April 2014;

•       we entered into a credit facility agreement with an international financial institution under which we borrowed an aggregate principal amount of US$75.0 million in January 2014;

•       we entered into a credit facility agreement with an international financial institution under which we borrowed an aggregate principal amount of US$62.5 million in August 2014;

•       we entered into a credit facility agreement with a local financial institution under which we borrowed an aggregate principal amount of R$100.0 million in September 2014; and

•       we entered into a credit facility agreement with a local financial institution under which we borrowed an aggregate principal amount of R$100.0 million in November 2014.

During 2014, we used cash:

•         to prepay US$50.3 million, representing all principal amounts and interest outstanding under a loan agreement that Braskem Netherlands entered into with an international financial institution in December 2011;

•         to prepay US$50.3 million, representing all principal amounts and interest outstanding under a loan agreement that Braskem Netherlands entered into with an international financial institution in September 2011;

•         to prepay US$50.1 million, representing all principal amounts and interest outstanding under a loan agreement that Braskem Netherlands entered into with an international financial institution in December 2011;

•         to prepay R$299.8 million, representing all principal amounts and interest outstanding under a loan agreement that Braskem S.A. entered into with an international financial institution in October 2013;

•         to prepay US$50.0 million, representing all principal amounts and interest outstanding under three foreign exchange contracts (adiantamento sobre contrato de câmbio) that we entered into with a Brazilian financial institution in December 2013;

•         to prepay US$50.7 million, representing all principal amounts and interest outstanding under an export prepayment agreement that we entered into with a Brazilian financial institution in December 2010;

•         to repurchase US$58.1 million aggregate principal amount of our 8.00% notes due 2017, US$266.1 million aggregate principal amount of our 7.25% notes due 2018 and US$349.8 million aggregate principal amount of our 7.00% notes due 2020 pursuant to tender offers we completed in February 2014 and May 2014; and

•         to make other scheduled payments and prepayments under various of our outstanding debt instruments.

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

Share Repurchase Program

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

We did not repurchase any shares in 2013 or 2014.

On February 11, 2015, our board of directors authorized a share repurchase program under which we are authorized to repurchase up to 3,500,000 class A preferred shares at market prices over the BM&FBOVESPA. The program started in February 19, 2015, and will be effective until February 18, 2016. As of April 20, 2015, we had repurchased 80,000 class A preferred shares for an aggregate of R$0.9 million.

Contractual Commitments

The following table summarizes significant contractual obligations and commitments as of December 31, 2014 that have an impact on our liquidity:

	Payments Due by Period
	Less than one Year	One to Three Years	Three to Five Years	More than Five Years	Total
	(in millions of reais)

Loans and financings (1)	1,495.4	3,365.1	5,432.2	22,685.7	32,978.4
Project Ethylene XXI – Project finance debt (2)	40.9	668.3	1,342.8	9,515.0	11,567.0
Derivatives (3)	95.6	(39.2)	633.6	—	690.0
Petros Copesul plan contributions (4)	336.4	—	—	—	336.4
Defined benefit actuarial obligation (5)	0.0	—	—	69.2	69.2
Other payables (6)	44.5	252.4	—	—	296.9
Project Ethylene XXI – EPC (7)	544.5	207.2	—	—	751.7
Purchase obligations for raw materials (8)	10,640.8	15,233.8	5,906.0	5,922.6	37,703.1
Purchase obligations for electric power and gas (8)	1,162.0	2,004.0	791.0	297.0	4,254.0
Total contractual obligations	14,360.2	21,691.5	14,105.6	38,489.4	88,646.7

____________________________

(1)       Consists of estimated future payments of amortization amounts plus interest on our loans and financings, calculated based on interest rates and foreign exchange rates applicable as of December 31, 2014 and assuming (i) that all amortization payments and payments at maturity on our loans and financings will be made on their scheduled payment dates, and (ii) that our perpetual bonds are redeemed after 100 years.

(2)       Consists of limited recourse project finance debt, which is repaid solely from the cash generated by the project itself and shareholders provide limited guarantees. For further information, see note 15 of our consolidated financial statements elsewhere in this annual report.

(3)       Consists substantially of foreign exchange swaps that we entered into to offset the variation in the rates of export credit notes contracts. For further information, see note 16.2.1 of our consolidated financial statements elsewhere in this annual report.

(4)       Consists of payments to the participants of the Petros Copesul defined post-employment benefit plan in connection with our withdrawal as sponsor of this plan. For further information, see note 21.3 to our consolidated financial statements elsewhere in this annual report.

(5)       Consists of the actuarial liabilities in connection with the Novamont and Braskem Europe defined benefit plans. For further information, see note 21.2 to our consolidated financial statements elsewhere in this annual report.

(6)       Consists of (i) amounts payable to non-controlling shareholders of Braskem Idesa and (ii) amounts payable to BNDES Participações S.A. as part of the business combination with Braskem Qpar. For further information, see note 22 of our consolidated financial statements elsewhere in this annual report.

(7)       Consists of contractual commitments for the engineering, procurement and construction of Project Ethylene XXI and technology license fee regarding this project, calculated based on estimated future contractual payments and interest and based on the foreign exchange rate in effect as of December 31, 2014.

(8)       Consists of purchase commitments for raw materials and electric power and gas pursuant to binding agreements of the company that specify all significant terms, including: fixed or minimum quantities to be purchased; fixed, minimum or variable price provisions; and the approximate timing of the transaction. Based upon the applicable purchase prices as of December 31, 2014.

We are also subject to potential liabilities with respect to tax, labor, distributors and other claims, for which the chances of loss are considered probable, and for which we maintain provisions of R$412.8 million as of December 31, 2014. These proceedings relate primarily to federal income taxes and VAT. See “Item 8. Financial Information—Legal Proceedings” and note 20 to our audited consolidated financial statements.

Indebtedness and Financing Strategy

As of December 31, 2014, our total outstanding consolidated indebtedness, net of transaction costs, was R$20,336.5 million, consisting of R$1,418.5 million of short-term indebtedness, including current portion of long‑term indebtedness (7.0% of our total indebtedness), and R$18,918.0 million of long-term indebtedness (93.0% of our total indebtedness), in addition to an aggregate amount of R$7,577.5 million (US$2,878.9 million) outstanding as of December 31, 2014 in connection with the project finance debt related to Project Ethylene XXI. As of December 31, 2014, we had no outstanding indebtedness to related parties on a consolidated basis. On a consolidated basis, our real-denominated indebtedness as of December 31, 2014 was R$6,408.2 million (31.5% of our total indebtedness), and our foreign currency-denominated indebtedness was R$13,928.4 million (68.5% of our total indebtedness).

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

Short-Term Indebtedness

Our consolidated short-term debt, including current portion of long-term debt, was R$1,418.5 million as of December 31, 2014.

We maintain short-term finance lines denominated in reais with a number of financial institutions in Brazil. Although we have no committed lines of credit with these financial institutions, we believe that we will continue to be able to obtain sufficient credit to finance our working capital needs based on our relationships with these financial institutions and current market conditions. As of December 31, 2014, the consolidated outstanding balance under our short-term finance lines denominated in reais was R$894.2 million.

We also obtain advances on certain export contracts from a variety of Brazilian financial institutions. These advances generally have a maturity of less than one year and relatively low interest rates. These advances on export contracts are generally secured by receivables to be generated from future export sales under those contracts. As of December 31, 2014, we did not have any consolidated outstanding advances on export contracts. See note 14 to our consolidated financial statements included in this annual report.

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

As of December 31, 2014, R$3,809.5 million of our real-denominated debt and R$396.4 million of our foreign currency-denominated debt was secured. In order to secure this debt, we have pledged certain of our property and equipment and certain of our accounts receivable. The security arrangements for our secured debt vary depending on the transaction.

As of December 31, 2014, all of our project finance debt related to Project Ethylene XXI was secured. In order to secure this debt, we have pledged our shares in Braskem Idesa, some of our rights to repayment under subordinated loans that Braskem S.A. has made to Braskem Idesa and all of the assets of Braskem Idesa.

Fixed-Rate Notes

We have issued fixed-rate debt securities in the international market. All of these securities pay interest semi-annually in arrears, except for our perpetual bonds on which interest is payable quarterly in arrears. The table below sets forth our outstanding fixed-rate debt securities, the outstanding principal amount of these securities and their maturity dates.

Security	Outstanding Principal Amount as of December 31, 2014	Final Maturity
	(in millions of U.S. dollars)

9.375% Notes due 2015	55.8	June 2015
8.00% Notes due 2017	60.4	January 2017
7.250% Notes due 2018(1)	142.9	June 2018
7.00% Notes due 2020(1)	397.7	May 2020
5.75% Notes due 2021(1)	997.5	April 2021
5.375% Notes due 2022(1)	500.0	May 2022
6.45% Notes due 2024(1)	750.0	February 2024
7.125% Notes due 2041(2)	750.0	July 2041
7.375% Perpetual Bonds(1)	700.0	—

____________________________

(1)   Represents notes issued by Braskem Finance Limited and guaranteed by Braskem.

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

Issue Date	Outstanding Principal and Interest as of December 31, 2014	Interest Rate	Amortization Schedule	Final Maturity
	(in millions of reais)

November 2014	151.1	8.00%	Bullet Maturity	November 2017
September 2014	103.6	108.0% of CDI	Annual (1)	August 2020
February 2013	202.3	8.00%	Bullet Maturity	February 2016
February 2013	202.3	8.00%	Bullet Maturity	September 2017
September 2012	216.7	105.0% of CDI	Annual (2)	October 2021
August 2011	404.3	112.5% of CDI	Bullet Maturity	August 2019
April 2011	461.3	112.5% of CDI	Bullet Maturity	April 2019
February 2011	144.5	105.0% of CDI	Annual (2)	October 2021
June 2010	144.5	105.0% of CDI	Annual (2)	October 2021
January 2008(3)	410.7	7.3%	Bullet Maturity	February 2020
May 2007(3)	200.5	7.85%	Bullet Maturity	May 2019
April 2007(3)	135.2	7.87%	Bullet Maturity	March 2018
November 2006(3)	209.6	8.1%	Bullet Maturity	May 2018

___________________________

(1)   Principal of this facility is due in annual payment on October of each year commencing in October 2018.

(2)   Facilities amended in October 2013 to extend maturity from February 2014 to October 2021.

(3)   Facility denominated in U.S. dollars.

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

•         the replacement of some equipment at our PVC plant in the Northeastern Complex; and

•         quality, productivity, environmental, health and safety projects and maintenance shutdowns at our plants.

The table below sets forth selected information with respect to our BNDES term loan credit facilities as of December 31, 2014.

Facility	Outstanding Principal and Interest	Interest Rate	Amortization Schedule	Final Maturity
	(in millions of reais)
June 2009 credit facility(1)
Cesta de Moedas loans	32.6	Cesta de Moedas plus 2.58%	Monthly	July 2017
TJLP loans	197.9	TJLP plus 0% to 4.78%	Monthly	June 2017
December 2010 credit facility(2)
Cesta de Moedas loans	109.1	Cesta de Moedas plus 2.58%	Monthly	January 2020
TJLP loans	293.6	TJLP plus 0% to 3.58%	Monthly	December 2019
Fixed-rate loans	33.4	5.50%	Monthly	December 2019
November 2011 credit facility(3)
Cesta de Moedas loans	39.4	Cesta de Moedas plus 2.45%	Monthly	January 2021
TJLP loans	115.2	TJLP plus 0% to 3.45%	Monthly	December 2020
August 2014 credit facility(4)
TJLP loans	192.8	TJLP plus 2.78%	Monthly(5)	March 2021
Fixed-rate loans	2.7	6.0%	Monthly(5)	March 2021
SELIC loans	129.3	SELIC plus 2.78%	Monthly(5)	March 2021

______________

(1)   Relates to our “green” polyethylene plant that began operations in September 2010.

(2)   Relates to our PVC plant in Alagoas that began operations in August 2012.

(3)   Relates to our butadiene plant in the Southern Complex that began operations in September 2012.

(4)   Relates to our operational investments and maintenance shutdowns.

(5)   Principal payments on this tranche will commence in April 2016.

Each of these credit facilities is secured by mortgages on (1) four of our plants located in the Southern Complex and (2) one of our plant located in Maceió, AL (including the land on which this plant is located, as well as certain of the equipment, machinery and improvements in this plant).

Revolving Stand-by Credit Facilities

In addition, we have entered into two revolving stand-by credit facilities with BNDES. Loans under these facilities are required to be used to fund specified capital expenditure projects, including:

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

The table below sets forth selected information with respect to our BNDES revolving credit facilities as of December 31, 2014.

Facility	Committed Principal Amount	Outstanding Principal and Interest	Weighted Average Interest Rate	Expiration of Commitment
	(in millions of reais)	(in millions of reais)

December 2009(1)	R$500.0
Cesta de Moedas loans		61.9	Cesta de Moedas plus 2.58%	January 2017
TJLP loans		162.8	TJLP plus 2.58% to 3.58%	January 2017
Fixed rate		93.9	4.0% to 4.5%	January 2021
November 2011	R$2,460.0
Cesta de Moedas loans		141.9	Cesta de Moedas plus 2.42% to 2.45%	October 2018
TJLP loans		1,331.7	TJLP plus 0.00% to 3.58%	January 2021
Fixed rate		250.5	3.5% to 6.0%	January 2021
SELIC		260.5	SELIC plus 2.58% to 2.78%	January 2021

 ______________

(1)   Relates to the CALC facility with BNDES, secured by a pledge of one of our crackers in the Southern Complex.

Disbursements under these facilities are contingent on our pledge of fixed assets with a value at least equal to the aggregate outstanding principal amount under these facilities. We have pledged one of our crackers in the Southern Complex, one of our polyethylene plants in the Southern Complex and our chlor-alkali plant in Alagoas to secure loans under these facilities (including the land on which this plant is located, as well as certain of the equipment, machinery and improvements in this plant).

Revolving Credit Facility Agreements

We have entered into five revolving credit lines, under which no amounts were outstanding as of December 31, 2014. The first line, which we entered into in August 2011, in the amount of US$250.0 million, may be drawn down at any time until August 2016. The second line, which we entered into in November 2012, in the amount of US$350.0 million, may be drawn down at any time until November 2016.

In May 2014, we and several of our subsidiaries entered into a revolving credit facility agreement with several international financial institutions for a principal amount of US$250.0 million, which matures in 2019.

In September 2014, we entered into a revolving credit facility agreement with a Brazilian financial institution for a principal amount of R$500.0 million, which matures in September 2019.

In December 2014, we and several of our subsidiaries entered into a revolving credit facility agreement with several international financial institutions for a principal amount of US$750.0 million, which matures in December 2019.

Bank Credit Facilities

In September 2013, we entered into a loan agreement with a Brazilian financial institution under which we borrowed an aggregate principal amount of US$70.0 million. The loan proceeds will be used for working capital purposes. This loan bears interest at a rate of LIBOR plus 1.13% payable quarterly in arrears. Principal on this loan is payable upon maturity in September 2016.

In January 2014, our subsidiary Braskem Netherlands, as borrower, and we, as guarantor, entered into a credit facility agreement with an international financial institution for a principal amount of US$75.0 million. The facility bears interest at a floating rate of LIBOR plus 1.75% per annum, payable semi-annually, and matures in 2019. We used the proceeds of this loan for our general operating activities.

In August 2014, our subsidiary Braskem Netherlands, as borrower, and we, as guarantor, entered into a loan and guaranty agreement with an international financial institution, as lender, for a principal amount of US$62.5 million. The facility bears interest at a floating rate of LIBOR plus 1.55% to 1.85% per annum, payable upon maturity in 2019. We used the proceeds of this loan for the manufacture and sale of petrochemical products and for general corporate purposes.

In October 2014, we received disbursements in an aggregate principal amount of R$196.3 million under a credit facility we entered into in August 2014 with a Brazilian financial institution. In August 2014, we entered into a credit facility for a principal amount of R$200.0 million. This credit facility bears interest at a rate of 8.24% per annum payable monthly until August 2015 and quarterly thereafter through maturity in August 2024. The outstanding principal amount is payable in 108 successive monthly installments beginning in September 2015.

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

Issue Date	Outstanding Principal Amount as of December 31, 2014	Interest Rate	Amortization Schedule	Final Maturity
	(in millions of U.S. dollars)
January 2013	160.0	LIBOR + 1.10%	Semi-annual (1)	November 2022
____________________________
(1)  Amortization on this facility commenced in May 2013.

On December 3, 2012, the Brazilian federal government introduced changes to the regulations applicable to new export prepayment financings. These regulations allowed export prepayment financings for finance operations maturing in up to five years, which had previously been limited to a 360 day maximum.

Although export prepayment facilities have historically accounted for an important part of our financing strategy, as of December 31, 2014, they accounted for only 2.1% of our outstanding indebtedness.

Financing Agreements

In December 2012, Braskem Idesa entered into a common terms agreement with certain financial institutions to finance the development, design, construction and initial operation of the Mexico Complex. In connection with the common terms agreement, Braskem Idesa entered into eight separate financing agreements with Brazilian and international financial institutions and development banks in an aggregate principal amount of up to US$3.2 billion. In July 2013, Braskem Idesa received the initial disbursement of US$1,483.9 million (R$3,316.2 million) under these credit facilities and in November 2013, it received the second disbursement in the amount of US$546.9 million (R$1,246.1 million) under credit facilities. In April and August 2014, Braskem Idesa received additional disbursements in an aggregate amount of US$465.0 million (R$ 1,021.7 million) and US$383.1 million (R$ 872.7 million), respectively to Project Ethylene XXI. The financing consists of fixed and floating tranches. The interest rates on the fixed tranche are within a range of 4.33% to 6.17%. The interest rates on the floating tranche are within a range of LIBOR plus 2.73% to LIBOR plus 4.65%. To reduce the interest rate risk, the second tranche is hedged through several swap agreements. Interest on both types of tranches is payable quarterly in arrears and principal is amortized quarterly. The final maturity date of these loans is February 15, 2029 with amortizations beginning in May 2016.

Capital Expenditures

In 2014, our total investments on property, plant and equipment and intangible assets totaled R$5.370.4 million, consisting primarily of (1) a capital expenditure of R$1,904.8 million (excluding capitalized interest) on our various projects and in maintaining and improving our assets; and (2) a R$3,465.6 million disbursement for our Project Ethylene XXI. Our total investments on property, plant and equipment and intangible assets in 2013 and 2012 totaled R$5,682.2 million 2013 and R$2,808.6 million, respectively.

Capital Expenditure Budget

We currently are budgeting total capital expenditures of approximately R$2,333.3 million for 2015, to be approved by our board of directors. Our principal capital expenditures for 2015 will consist of, in addition to the projects referred to in the following paragraphs:

•      approximately R$1,096.1 million for operational investments; and

•      approximately R$1,237.2 million for strategic investments.

Acquisitions

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

Braskem Idesa (as successor to us and Idesa) is party to an ethane supply agreement with Pemex Gas dated February 19, 2010, pursuant to which Pemex Gas will provide 66,000 barrels per day of ethane to the Mexico Complex for a period of 20 years at prices based on the Mont Belvieu purity ethane price. Beginning on the date of scheduled completion of the project, Braskem Idesa will be required to purchase, and Pemex Gas will be required to deliver, the minimum daily volume of ethane provided under the supply agreement.

In February 2010, we and Idesa entered into the Braskem Idesa shareholders’ agreement to govern our relationship with respect to Braskem Idesa, which was amended in November 2012, December 2012 and April 2015. The Braskem Idesa shareholders’ agreement, as amended, sets forth the understanding of the parties regarding the implementation of this project and the relationship of Braskem and Idesa as shareholders of Braskem Idesa. Under the Braskem Idesa shareholders’ agreement, as amended:

•   the parties agree to use their best efforts to use Braskem Idesa as their commercialization vehicle for polyethylene in Mexico;

•   the parties agree that the polyethylene production of Braskem Idesa shall be used primarily to supply the Mexican market;

•   we have the right to appoint four members and Idesa has the right to appoint two members of Braskem Idesa’s board of directors; decisions considered at Braskem Idesa’s ordinary shareholders’ meetings or by Braskem Idesa’s board of directors require the approval by a simple majority; prior to the start-up of the project, so long as Idesa holds at least 20% of the voting capital of Braskem Idesa, Braskem Idesa’s financial manager will be nominated by Idesa, subject to board approval; and Braskem Idesa’s chief executive officer, construction, corporate, industrial and commercial managers will be nominated by Braskem, subject to board approval;

•   upon the failure of Braskem and Idesa to agree to vote in favor of certain matters requiring a supermajority vote in an extraordinary shareholders’ meeting, (1) we will have the right to seek approval of such matters by a simple majority vote of Braskem Idesa’s shareholders, (2) in the event that such matters are approved by a simple majority vote of Braskem Idesa’s shareholders, we will have the option to purchase all of the shares then held by Idesa, and (3) in the event that we do not exercise this right, Idesa will have the option to sell all of its shares of Braskem Idesa to us; and

•   any disputes between Braskem and Idesa arising out of or in connection with the Braskem Idesa shareholders’ agreement will be resolved through arbitration.

The Braskem Idesa shareholders’ agreement also contains rights of first refusal, tag along rights and drag along rights in connection with the disposition of Braskem Idesa shares.

The original estimated total cost of the Mexico Complex of approximately US$4.5 billion, including financial costs during construction and initial working capital requirements, was revised to US$5.2 billion primarily as a result of  (i) a change in the scope of the power generating unit in order to ensure the self-sufficiency of the complex and improve the reliability of energy supply, with the possibility of selling any surplus energy to the grid; and (ii) additional costs arising from infrastructure and local services.

We anticipate that (1) we and Idesa will contribute an aggregate of approximately 38% of the total costs as equity in proportion to our ownership interests in Braskem Idesa, and (2) the remainder will be borrowed by Braskem Idesa under project finance arrangements, secured by the assets of this project, with multilateral credit agencies, export credit agencies, development banks and private banks. See “Item 4. Information on the Company—Capital Expenditures—Joint Venture Projects—Project Ethylene XXI.”

Construction of the Mexico Complex began in 2012 and we expect that it will achieve start-up by the end of 2015.

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

In July 2013, Braskem Idesa received the initial disbursement of US$1,483.9 million under these credit facilities and in November 2013, it received the second disbursement in the amount of US$546.9 million under credit facilities. In April and August 2014, Braskem Idesa received additional disbursements in aggregate amounts of US$465.0  million and US$383.1 million, respectively. In April 2015 Braskem will receive an additional disbursement of US$ 290 million. The financing consists of fixed and floating tranches. The interest rates on the fixed tranche are within a range of 4.33% to 6.17%. The interest rates on the floating tranche are within a range of LIBOR plus 2.73% to LIBOR plus 4.65%. To reduce the interest rate risk, the second tranche is hedged through several swap agreements. Interest on both tranches is payable quarterly in arrears and principal is amortized quarterly. The final maturity date of these loans is February 15, 2029 with amortizations beginning in May 2016.

Equity Support Agreement Relating to Project Ethylene XXI

In December 2012, we, Braskem Idesa, Etileno XXI, S.A. de C.V., and Idesa entered into an equity support agreement pursuant to which Braskem Idesa’s shareholders agreed to make and guarantee payment of certain equity contributions to Braskem Idesa. This contract was amended and restated in April 2015.  Pursuant to the amended and restated equity support agreement, the parties assume a base equity commitment of US$1.9 billion in proportion to their percentage ownership in Braskem Idesa (Braskem 75% and Idesa 25%). Base equity contributions must be made ten days prior to loan disbursements made under the project financing agreements (discussed above) or otherwise as needed after full disbursement of the loans, in amounts calculated pursuant to the amended and restated equity support agreement. In the event that project costs exceed the cost of US$5.2 billion, the shareholders have also assumed the obligation of making certain primary and secondary contingent equity contributions to cover any additional amounts necessary to complete the project. The primary contingent equity commitment is US$208 million and such commitment will be available until the Mexico Complex achieves ready for start-up.  The secondary contingent equity commitment is also US$208 million, and such commitment will be available from the date that the Mexico Complex achieves ready for start-up (or such earlier date that the primary contingent equity commitment has been reduced to zero and an event of default under the project finance arrangements has occurred) and will be available until the occurrence of the contingent equity release date in accordance with the amended and restated equity support agreement.  Currently, we have not provided credit support for any of our obligations to fund base equity or primary or secondary contingent equity, but in the event that we cease to have an investment grade rating prior to the release of our base and contingent equity obligations, we will be required to provide cash collateral or letters of credit in an amount equal to any such equity contributions that we may be required to make under the agreement.

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

Amendments to Braskem Idesa Shareholders’ Agreement Relating to Project Ethylene XXI

In February 2010, Braskem and Idesa entered into a shareholders’ agreement, which we refer to as the Braskem Idesa shareholders’ agreement, to govern our relationship with respect to Braskem Idesa. In November 2012, Braskem and Idesa entered into the first amendment to the Braskem Idesa shareholders’ agreement, under which our ownership interest in Braskem Idesa was increased to 75% minus one share of the equity interest in Braskem Idesa and Idesa’s ownership interest in Braskem Idesa was reduced to 25% plus one share of the equity interest. In December 2012, we and Idesa entered into the second amendment to the Braskem Idesa shareholders’ agreement to include the commitment of both Sponsors to fund certain primary and secondary contingent equity to the Project. In April 2015, we and Idesa entered into the third amendment to the Braskem Idesa shareholders’ agreement to include additional base equity contribution and reaffirm the new the commitments of contingency equity, under which we agreed to fund up to 100% of the primary contingent equity commitment under the equity support agreement up to start-up date.  The primary contingent equity commitment is approximately US$ 208 million.

COMPERJ Project

In connection with the acquisition of Quattor Participações S.A. , we entered into an Association Agreement on January 22, 2010 with Odebrecht, OSP, Petroquisa and Petrobras regarding the continued development of the Rio de Janeiro Petrochemical Complex which we refer to as the COMPERJ Petrochemical Facility and which is part of the COMPERJ Complex, an integrated refinery and petrochemical complex, to be developed by Petrobras  and located in Itaboraí in the State of Rio de Janeiro. On December 14, 2011 we entered into a non-binding memorandum of understanding with Odebrecht, OSP and Petrobras that governs the development of the COMPERJ Petrochemical Facility subject to further technical and economic analysis. The scope and the definition of the project remain dependent on economic analysis and negotiation of raw material supply.

Joint Venture with Styrolution

In October 2013, we signed a memorandum of understanding with Styrolution, a global leader in the production of styrene, to assess the economic feasibility of forming a joint venture in Brazil. If approved, this joint venture would build and operate a plant with an expected annual production capacity of 100,000 tons of the copolymers acrylonitrile, butadiene, styrene and styrene acrylonitrile. We expect that the joint venture would market these copolymers to customers in Brazil and throughout South America. The memorandum of understanding contemplates that Styrolution would hold a 70% controlling interest in the joint venture and would contribute its expertise in developing and producing these copolymers, providing the technology licenses and leveraging its existing acrylonitrile butadiene styrene and styrene acrylonitrile businesses in the region. The memorandum of understanding contemplates that Braskem would hold a 30% interest in the joint venture and would contribute the required infrastructure and the site of the plant. The implementation of this joint venture is subject to, among other things, the negotiation of definitive agreements among the parties with respect to the joint venture and regulatory and antitrust approval. If this joint venture is implemented, we expect that construction will commence in early 2016 and that this plant would commence operations in 2018.

Other Investments

In October 2013, we announced that we would invest approximately R$50 million in one of our polyethylene production lines in the Northeastern Complex to (1) expand the annual production capacity of this line by 30,000 tons and (2) convert 100,000 tons of the annual production capacity of this line to the production of metallocene-based LLDPE. We expect to sell this resin, which takes advantage of the development of more modern technology, primarily to manufacturers of plastic films. This production line commenced operations in the fourth quarter of 2014.

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

The members of our board of directors are elected at general meetings of shareholders for two-year terms and are eligible for reelection. The terms of all current members expire at our 2016 annual shareholders’ meeting. Members of our board of directors are subject to removal at any time with or without cause at a general meeting of shareholders. Our by-laws do not contain any citizenship or residency requirements for members of our board of directors and the members of our board of directors need not be shareholders of our company. Our board of directors is presided over by the president of the board of directors, and, in his absence, the vice president of the board of directors. The president and the vice president of our board of directors are elected at a general meeting of shareholders from among the members of our board of directors, serve for two-year terms and are eligible for reelection.

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

The following table sets forth certain information with respect to the current members of our board of directors and their alternates:

Name	Member Since	Position Held	Age
Marcelo Bahia Odebrecht	July 25, 2008	President of the Board	46
Alfredo Lisboa Ribeiro Tellechea	April 15, 2009	Board Member	57
Alvaro Fernandes da Cunha Filho	November 6, 1997	Board Member	66
Andrea Damiani Maia	April 30, 2010	Board Member	43
Antonio Aparecida de Oliveira	April 30, 2010	Board Member	53
Antonio Rubens da Silva Silvino	April 9, 2015	Board Member	62
Daniel Bezerra Villar	August 27, 2013	Board Member	42
Marcela Aparecida Drehmer Andrade	August 27, 2013	Board Member	46
Mauricio Roberto de Carvalho Ferro	March 26, 2014	Board Member	47
Patrick Horbach Fairon	August 13, 2012	Board Member	59
Roberto Zurli Machado	April 27, 2012	Board Member	58
Arão Dias Tisser	July 25, 2008	Alternate	38
Cláudio Melo Filho	October 3, 2005	Alternate	47
José de Freitas Mascarenhas	August 15, 2001	Alternate	73
Laura Lopes de Oliveira	April 9, 2015	Alternate	56
Luciano Dequech	April 9, 2015	Alternate	40
Luis Adolfo Pereira Beckstein	April 9, 2015	Alternate	37
Luiz de Mendonça	April 27, 2012	Alternate	51
Marcus Vinicius Magalhães	April 9, 2015	Alternate	53
Mauro Motta Figueira	April 27, 2012	Alternate	44
Paulo Oliveira Lacerda de Melo	April 27, 2012	Alternate	61
Roberto Prisco Paraíso Ramos	April 9, 2015	Alternate	69

The following is a summary of the business experience, areas of expertise and principal outside business interests of our current directors and their alternates.

Directors

Marcelo Bahia Odebrecht. Mr. Odebrecht was elected to our board of directors as a nominee of Odebrecht. He joined the Odebrecht group in 1992 and was appointed CEO of Construtora Norberto Odebrecht in 2002. At the end of 2008, he was appointed the president of the Odebrecht holding company, which is active in several business segments such as engineering and construction, petrochemicals, transportation and logistics, oil and gas, bioenergy, real estate, environmental services, defense and technology and properties. Mr. Odebrecht holds a bachelor’s degree in civil engineering from Universidade Federal da Bahia, or UFBA, and an MBA from International Institute for Management Development, or IMD, Business School, in Lausanne, Switzerland.

Alfredo Lisboa Ribeiro Tellechea. Mr. Tellechea was elected to our board of directors as a nominee of Odebrecht. He served as one of the vice president executive officers of Braskem from 2007 to 2009 and headed Braskem’s Polyolefins Units from 2008 to 2009. Mr. Tellechea has previously held a variety of positions in the Ipiranga Group including serving as the chief superintendent of Distribuidora de Produtos de Petróleo Ipiranga from 2002 to 2006, chief superintendent of Ipiranga Petroquímica from 2006 to 2007, and chief executive officer of Copesul from 2007 until 2008. Mr. Tellechea holds a bachelor’s degree in civil engineering from Pontifícia Universidade Católica do Rio Grande do Sul and a post-graduate degree in marketing from the Escola Superior de Propaganda e Marketing.

Alvaro Fernandes da Cunha Filho. Mr. Cunha Filho was elected to our board of directors as a nominee of Odebrecht. He is currently the president of Valora Participações Ltda., as well as the owner of the Valora Group.  Previously from 1973 to 1986 he developed several duties in the Government of Bahia, such as Transportation Coordinator in the Transportation and Communication desk, Superintendent of the Bahia development bank (Banco de Desenvolvimento do Estado da Bahia), President of Embasa and Secretary of the Commerce and Turism Industry. From 1987 to 2002 was head of the petrochemical sector in the Odebrecht Group. Mr. Cunha Filho holds a bachelor’s degree in civil engineering and a master’s degree in economics from the Federal University of Bahia - UFBA.

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

Antonio Aparecida de Oliveira. Mr. Oliveira was elected to our board of directors as a nominee of Petrobras. He is currently the manager of petrochemicals at Petrobras. He has worked at Petrobras since 1987 in several technical, executive and management positions. He has also served as a member of the board of directors of Ipiranga Petroquímica from 2007 to June 2008, a member of the board of directors of Braskem Qpar from June 2008 to June 2010 and corporate and planning superintendent of FINEP. Mr. Oliveira holds a degree in engineering from the Universidade Federal de Minas Gerais, or UFMG, and a Master in business administration from UFRJ. He also attended various programs specializing in business administration and the petroleum industry, including executive education programs at the Wharton School of the University of Pennsylvania and Harvard Business School.

Antonio Rubens da Silva Silvino. Mr. Silvino was elected member of the Board of Directors by Petrobras in April 2015. Mr. Silvino was President of Liquigas Distribuidora S/A for the period from February 2006 to April 2014. In April 2014, he was appointed Executive Manager of Corporate Supply of Petróleo Brasileiro SA, a position he currently holds. In addition, he works as Member of the Board of Directors of Liquigas since April 2014 and was appointed Chairman of the Board of Directors in February 2015.

Daniel Bezerra Villar. Mr. Villar was elected was elected to our board of directors as an alternate member of our board of directors as a nominee of Odebrecht. Mr. Villar is a member of the Odebrecht Group since 1994 and since December 2013 has been responsible for Odebrecht’s human resources. At Construtora Norberto Odebrecht S.A., or CNO, the engineering branch within the Odebrecht Group, where he headed the company’s Southern Cone infrastructure market (Argentina, Uruguay, Paraguay and Bolivia) between 2006 and 2007 as well as the Libyan infrastructure market between 2008 and 2010. He currently heading Odebrecht Realizações Imobiliárias’ Rio de Janeiro real estate market, which he joined in 2011. His international background also includes seven years of work experience in Peru and three years in Ecuador. Mr. Villar holds a degree in civil engineering from Pontificia Unversidade Católica do Rio de Janeiro in Brazil, or PUC/RJ.

Marcela Aparecida Drehmer Andrade. Ms. Drehmer was elected to our board of directors as a nominee of Odebrecht. She has served as one of our vice president executive officers, our chief financial officer and our director of investor relations from 2010 until June 2013. She has served as financial officer for Odebrecht since July 2013 and served as a member of the board of directors of Braskem Qpar, Quattor Química S.A. and Rio Polímeros S.A. in 2010, Borealis Brasil S.A. from 2005 to 2006, and Braskem Idesa SAPI from 2010 to 2013. Ms. Drehmer served as our financial officer from 2005 to 2010. She worked for our company in structured operations and financial operations from 2002 to 2005, and worked for OPP Petroquímica S.A. in the financial department where she was responsible for the structured operations and planning departments from 1994 to 1999, served directly under the vice president of investments of Odebrecht from 2001 to 2002. In 2000, Ms. Drehmer participated in Credit Suisse First Boston’s Corporate Finance Internship Program, in New York. Ms. Drehmer holds a bachelor’s degree in business administration from UNIFACS and an MBA in finance from IBMEC.

Mauricio Roberto de Carvalho Ferro. Mr. Ferro was elected to our board of directors as a nominee of Odebrecht. Mr. Ferro is currently an officer of Odebrecht. Mr. Ferro served as an officer in Braskem from 2001 to 2013. He served as a member of the board of directors of Ipiranga Petroquímica, prior to its merger into Braskem, and Copesul, prior to its merger into Ipiranga Petroquímica. He was also the vice president of the board of directors of Politeno prior to our merger with Politeno, an alternate member of the board of directors of Petroflex Indústria e Comércio S.A., or Petroflex, until the sale of our interest in Petroflex in April 2008, and a member of the board of directors of Polialden until our merger with Polialden. He served as a lawyer at the law firm of Carlos Eduardo Paladini Cardoso in 1989 and as a lawyer at the law firm of Bulhões Pedreira, Bulhões Carvalho e Advogados Associados from 1991 until 1995. Mr. Ferro holds a law degree from the PUC/RJ and an LL.M. from the University of London and from the London School of Economics.

Patrick Horbach Fairon. Mr. Fairon was elected to our board of directors as a nominee of Petrobras.  Previously, he served on our board of directors from 2004 to 2007, as president of the board of directors of Nova Petroquímica S.A. from 2007 to 2008, as vice president of the board of directors of Braskem Qpar and its subsidiaries and as a member of the board of directors of Petroquímica Suape from 2006 to 2010 and of REFAP from 2003 to 2010. From 2000 to 2005, Mr. Fairon served as the chief financial officer of Downstream Participações S.A. and from 2004 to 2010 as executive director of Petroquisa S.A. From 2010 to 2012, Mr. Fairon served as executive officer of Braskem. Since 2012, he has been the executive manager of Petrobras Petrochemical Downstream. He has also served as general manager of business development for Petrobras. Mr. Fairon holds a bachelor´s degree in electrical engineering from the Universidade Federal do Rio de Janeiro, a master´s degree in business administration from PUC/RJ and an MBA in finance from COPPEAD. He also attended the Advanced Management Program at INSEAD in France and the Management Executive Program at Kellogg and completed a post-graduate course in automation at Petrobras (CENEL).

Roberto Zurli Machado. Mr. Zurli was elected to our board of directors as a nominee of Odebrecht. He worked as a consultant in transportation projects up until 1984, when he joined BNDES.  From 1985 to 2006, he assumed various executive positions in the Transportation, Logistics and Telecommunications divisions of BNDES. From 2006 to 2011, he worked as deputy director of basic industries divisions, where he was responsible for the mining, steel, chemical and petrochemical, pulp and paper, oil and gas sectors.  Mr. Zurli was elected to the board of director of BNDES in 2011, and currently still holds that position where he is responsible for the infrastructure area, including the energy and transport sectors, as well as basic industries.  Mr. Zurli holds a bachelor’s degree in civil engineering and a master’s degree in industrial engineering.

Alternate Directors

Arão Dias Tisser. Mr. Tisser was elected as an alternate member of to our board of directors as a nominee of Petrobras. He previously served as a member of our board of directors from May 2008 to July 2008, and was first elected as an alternate member of our board of directors in March 2008. He has been the management coordinator of holdings in petrochemical centers for Petrobras since 2004, and worked in the commercial sector of naphtha and industrial raw materials for Petrobras from February 2001 to October 2004. Mr. Tisser holds a bachelor’s degree in Civil Engineering from UFRJ, a master’s degree in engineering from the Instituto Alberto Luiz Coimbra de Pos-Graduação e Pesquisa de Engenharia, or COPPE, of UFRJ and an LLM in corporate law from the IBMEC – Rio de Janeiro.

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

 José de Freitas Mascarenhas. Mr. Mascarenhas was elected as an alternate member of our board of directors as a nominee of Odebrecht. He has been an executive officer of Odebrecht since September 2001 and serves in various capacities with other companies in the Odebrecht Group. He served as vice president of Confederação Nacional das Indústrias, from October 1985 to October 2014, and as president of Federação das Indústrias do Estado da Bahia, from 1992 to 2002 and April 2010 to March 2014. He also has served as vice president of the Brazilian Association of Chemical Industry and Derivative Products from May 1993 to April 2008. He is also a member of the Board of the Brazilian Competitiveness Council (Movimento Brasil Competitivo) and, in 2014, was elected as a member of the board of the Associação Comercial da Bahia. Mr. Mascarenhas holds a bachelor’s degree in civil engineering from UFBA.

Laura Lopes de Oliveira. Mrs. Oliveira was elected as an alternate member of our board of directors as a nominee of Petrobras. Mrs. Oliveir currently holds the position of Petrochemical Projects Manager at Petrobras since August 2014. Prior to this, she worked as General Manager for the Development of the COMPERJ Project, from December 2012 to August 2014. She also served as first generation Petrochemical Process Manager at the COMPERJ companies from 2010 to December 2012.

Luciano Dequech. Mr. Dequech was elected as an alternate member of our board of directors as a nominee of Odebrecht. Mr. Dequech has been the legal director of Odebrecht Agroindustrial S.A. since 2007. He previously held the position of legal director of Totvs S.A. from 2006 to 2007; legal manager of Braskem from 2003 to 2006; and attorney and intern for the law firm of Pinheiro Neto Advogados from 2003 to 2009. Mr.Dequech has a degree in Law from the University of São Paulo and obtained a Master's degree in Civil Law from the same institution, in addition to obtaining an LL.M degree in Corporate Law from Insper, in São Paulo, and completing a specialization course in Consumption Relations Law at the Pontifical Catholic University of São Paulo.

Luis Adolfo Pereira Beckstein. Mr Beckstein was elected to alternate member of our board of directors as a nominee of Petrobras. Mr.Beckstein has held, since 2013, the position of Coordinator of Petrochemical Shareholdings at Petrobras and has been an alternate member of the Board of Directors of Metanor S/A since 2014. He started at Petrobras in 2008 and has a degree in Economy from the Federal University of Rio de Janeiro.

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

Marcus Vinicius de Oliveira Magalhães. Mr Magalhães was elected as an alternate member of our board of directors as a nominee of Petrobras. Mr. Magalhães is a senior processing engineer, and he works as a petrochemical refinery Integration manager at petrobras.

Mauro Motta Figueira. Mr. Figueira was elected as an alternate member of our board of directors as a nominee of Odebrecht. Mr. Figueira currently serves as the financial planning director of Odebrecht. Previously, he was a financial analyst at Citibank and strategic planning manager at OPP Petroquimica until 2002; senior consultant at management consulting firm A.T. Kearney from 2004 to 2006, marketing controller at Johnson & Johnson from 2006 to 2008 and senior manager at strategic consulting firm Monitor Group from 2008 to 2010. Mr. Figueira holds a degree in production engineering from the University of São Paulo and has an MBA from the Darden School of Business.

Paulo Oliveira Lacerda de Melo. Mr. Melo was elected as an alternate member of our board of directors as a nominee of Odebrecht. He is currently the operations director of Odebrecht. and acted as senior vice president of CNO from 1997 to 2010. Ever since he joined the Odebrecht Group he has worked as project manager in several projects in Brazil from 1978 to 1987. He also served as managing director of Odebrecht in Angola from 1988 to 1992 and chief executive officer of Tenenge – Técnica Nacional de Engenharia S.A., the EPC division of Odebrecht, from 1993 to 1996. He holds a degree in civil engineering from Escola Politécnica da Fundação de Ensino Superior de Pernambuco.

Roberto Prisco Paraíso Ramos. Mr. Ramos was elected as an alternate member of our board of directors as a nominee of Odebrecht. Mr Ramos graduated with a degree in Mechanical Engineering from the Federal University of Rio de Janeiro in 1971, and also participated in the Program for Administrative Development at Harvard University in 1982. Since July 2014 he has worked as the Senior Consultant and Director Responsible for Exploration and Production Projects of Odebrecht Óleo e Gás. He began working with the Odebrecht Organization in May 1995 and held various executive and board of directors' positions, and is currently member of the Board of Directors of Braskem IDESA S.A. (México), Chairman of the Board for Odebrecht Defesa e Tecnologia and Chairman of the Board of Enseada Indústria Naval. From 2003 to 2004 and from 2005 to 2006 he was the Chairman of the Board of Petroflex S.A. Mr. Roberto Ramos previously held the position of Executive Vice-President of Braskem (from August 2002 to December 2010) and that of Chief Executive Officer of Odebrecht Óleo e Gás (from 1998 to 2002 and from November 2010 to July 2014). He was also the Financial Director of Tenenge Holdings (London) and Director and Vice-President of North Sea Production Company (Aberdeen). From September 1992 to April 1995, he was the Chief Financial Officer of the Focchi Group in Bologna, Italy. From 1971 to 1992, he worked for Montreal Engenharia S.A. (Brazil). Except for the position as member of the Board of Directors held in the Company.

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

The following table lists the current members of our board of executive officers:

Name	Year of Appointment	Position Held	Age
Carlos José Fadigas de Souza Filho	2010	Chief Executive Officer	45
Mário Augusto da Silva	2013	Vice President Executive Officer, Chief Financial Officer and Director of Investor Relations	38
Gustavo Sampaio Valverde	2013	Vice President Executive Officer and General Counsel	40
Décio Fabricio Oddone da Costa	2010	Vice President Executive Officer of Investments	53
Edmundo José Correia Aires	2010	Vice President Executive Officer of Technology and Innovation	56
Luciano Nitrini Guidolin	2012	Vice President Executive Officer of Polyolefins, Project COMPERJ and Renewable Chemicals	42
Marcelo de Oliveira Cerqueira	2013	Vice President Executive Officer of Basic Petrochemicals Unit	48

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

Mário Augusto da Silva. Mr. Silva is currently our chief financial officer and investor relations officer and previously served in our strategic planning area from 2001 to 2005. He has also been responsible for the financial areas of CNO, Odebrecht Óleo & Gás and, most recently, Odebrecht Infraestrutura – América Latina. He holds a bachelor’s degree in business administration from Universidade de Salvador, or UNIFACS, and an MBA from Harvard Business School.

Gustavo Sampaio Valverde. Mr. Valverde is currently our vice president of legal and corporate affairs and previously served as our vice president of legal and external affairs from 2011 to 2013, our legal director from 2009 to 2011 and senior in-house counsel to Braskem S.A. (OPP Química S.A.) from 2001 to 2002. Mr. Valverde also served as legal director at CBPO Ingeniería de Venezuela from 2007 to 2009, senior in-house counsel at CNO from 2003 to 2007, and previously as an attorney at Costa, Mello & Cavalcanti Advogados from and in-house counsel at Meta Brasil Engenharia. He holds a bachelor’s degree in law from Universidade Federal da Bahia, a specialization in tax law and a master’s degree in law from Pontifícia Universidade Católica de São Paulo and a master’s degree in law from Columbia University.

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

Luciano Nitrini Guidolin. Mr. Guidolin is currently our vice president executive officer of polyolefins, project COMPERJ and renewable chemicals.  He joined the Odebrecht Group in 1994 and has held several positions in OPP and later at Braskem, such as corporate planning director, vinyl marketing and development director, polyolefin export director and vinyl commercial director. In 2007, Mr. Guidolin was appointed executive director of Odebrecht Agroindustrial (former ETH Bioenergia), in which he was responsible for the finance, information technology and planning areas. From 2011 to 2012, Mr. Guidolin worked as chief financial officer for Odebrecht where he served on the board of directors of several of the Odebrecht group companies, including Braskem. He holds a bachelor´s degree in engineering from Universidade de São Paulo, and a master’s degree in business administration from Harvard Business School.

Marcelo de Oliveira Cerqueira. Mr. Cerqueira is currently the vice president of our Basic Petrochemicals Unit. Mr. Cerqueira previously served as head of our Vinyls Unit from 2010 until October 2013, as industrial vinyls director from 2009 until 2010 and as production manager of our PVC production unit in the State of Bahia from 2003 until 2008. Previously he worked at Trikem in various capacities, including production manager of the PVC production unit in the State of Alagoas from 1997 until 2002. At Companhia Petroquímica Camaçari, he worked with the production logistics, health, safety and the environment and procurement engineering areas from 1989 until 1996. He began his career at Companhia Alcoolquímica Nacional and COPERBO (now Lanxess), where he worked from 1987 until 1989. He holds a bachelor’s degree in chemical engineering from the University of Pernambuco and an MBA from FGV.

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

The following table lists the current members of our fiscal council and their alternates:

Name	First Year of Appointment
Aluízio da Rocha Coelho Neto	2010
Ismael Campos de Abreu	2003
Gilberto Braga	2015
Luiz Gonzaga do Monte Teixeira	2014
Marcos Antonio Zacarias	2015
Amós da Silva Cancio (alternate)	2015
Ana Patricia Soares Nogueira (alternate)	2010
Afonso Celso Florentino (alternate)	2010
Hubert Georg Deierl (alternate)	2015
Tatiana Macedo Costa Rego Tourinho (alternate)	2014

The following is a summary of the business experience, areas of expertise and principal outside business interests of the current members of our fiscal council and their alternates.

Members of Fiscal Council

Aluízio da Rocha Coelho Neto. Mr. Rocha was elected as a member of our fiscal council as a nominee of Odebrecht. He has served as treasurer of CNO since May 2014 and previously served as controller, from 2010 to 2014, and leader of the international tax planning department of CNO since 2008. He has previously served as the senior manager of tax planning of our company, as part of the tax planning team at Arcelor—Cia. Siderúrgica de Tubarão, and as a senior auditor with PricewaterhouseCoopers. Mr. Rocha holds a bachelor’s degree in accounting from the Federal Universidade do Espírito Santo, or UFES, a master’s degree in accounting from USP (FIPECAFI) and a master’s degree in finance from USP (FIA).

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

Gilberto Braga. Mr Braga was elected as a member of the fiscal council by the holders of preferred shares in April 2015, Mr. Braga is a business consultant in the financial, capital markets, corporate, tax, legal expertise and expertise of assistance, besides working  as fiscal member and audit committee of listed companies and professional associations. Member of the Advisory Committee on Accounting Standards of CVM investment funds, graduation and post-graduation professor and writer of the newspaper jornal O Dia. Mr. Braga holds a degree in Economics from UCAM Ipanema and Accounting from UGF, postgraduate from IAG-PUC Rio in Financial Management and Master in Business Administration (Finance and Capital Markets) by IBMEC- Rio.

Marcos Antonio Zacarias Mr.  Zacarias was elected as a member of the fiscal council as representative of Petrobras in April 2015. Mr. Zacarias is General Manager of Financial Management at Petrobras since 2006, reporting to the Executive Management of Corporate Finance.

Luiz Gonzaga do Monte Teixeira. Mr. Teixeira was elected as a member of our fiscal council as a nominee of Petrobras. He joined Petrobras from 1975 to 2014 and held various positions in the company’s accounting department. Since September 2012, he has served as general accounting manager for its subsidiaries. Previously, from 2006 to 2012, he served as general manager of accounting support, from 2000 to 2005, he served as accounting planning manager, and from 1996 to 2000, he served as head of the cost and managerial accounting division. He has served as a member of the fiscal council of the Petrobras companies since 2005, including PETROCOQUE S.A., COMPERJ, Cia. Integrada Textil de Pernambuco and Petroquímica SUAPE. Mr. Gonzaga holds bachelor’s degrees in accounting sciences and business administration from Faculdade Moraes Junior (Mackenzie).

Alternate Members of Fiscal Council

Amós da Silva Cancio. Mr Cancio was elected as an alternate member of our fiscal council as a nominee of Petrobras. Mr. Cancio has worked at Petróleo Brasileiro S.A. starting in 2004 up to the present date, where he has occupied the position of Manager of Planning and Accounting Guidelines since August 2012. Prior to this he held the position of Accounting Coordinator for New Business, between April 2006  until July 2012.

Ana Patricia Soares Nogueira. Ms. Nogueira was elected as an alternate member of our fiscal council as a nominee of Odebrecht and currently serves as a corporate law legal consultant. Ms. Nogueira served as an attorney for our company from August 2001 until December 2008. She was a private practitioner from October 1997 to August 2001. Prior to October 1997, Ms. Nogueira held a variety of legal positions at Trikem and Odebrecht. She holds a bachelor’s degree in law from Universidade Católica de Salvador and an MBA in business administration from FGV.

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

Hubert Georg Deierl. Mr Deierl. was elected as an alternate member of our fiscal council as a nominee of Petrobras. Mr. Deierl has worked at the Sector Manager for Corporate Management at Petrobras since September of 2012. From 2006 to 2012 he worked as the Manager for International Financial Monitoring and Analysis and was responsible for the financial monitoring and analysis of the business conducted by the companies of Petrobras located abroad. In addition, he has worked on the following fiscal boards: INNOVA S.A.: as an alternate member of the fiscal board from March of 2013 to October of 2014;  GASPETRO: full member of the fiscal board since March of 2013; TAG: alternate member of the fiscal board from March of 2011 to March of 2014; TBG: full member of the fiscal board from March of 2008 to March of 2013

Tatiana Macedo Costa Rego Tourinho. Mrs. Tourinho was elected as an alternate member of our fiscal council as a nominee of Odebrecht. Mrs. Tourinho is currently the head of the controlling team at CNO. From 2007 to 2013, she served as the head of tax planning at CNO. Previously, she worked for seven years in the tax department of Vivo S.A. as tax planning division manager. Previously she worked for two years at Arthur Andersen. Except for the position of alternate member on our audit board from 2010 to 2011, she has not served in the past and does not currently serve in management positions in any other publicly held corporation. She holds a bachelor’s degree in public and private business administration from the Federal University of Bahia and an MBA in management from IBMEC.

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

Finance and Investments Committee

Our Finance and Investments Committee meets quarterly and has the following duties: (1) to evaluate new policies relating to financial management, insurance and guarantees and analyze existing policies, (2) to evaluate new risk management policies and analyze existing policies, (3) to analyze opportunities related to financing and investment transactions that may improve our capital structure, and (4) to analyze transactions approved by our board of directors that involve parties related to our company. Our Finance and Investments Committee is currently composed of Marcela Aparecida Drehmer Andrade and Roberto Zurli Machado.

Personnel and Corporate Issues Committee

Our Personnel and Corporate Issues Committee meets quarterly and has the following duties: (1) to evaluate new policies and review existing policies relating to personnel matters and organizational issues, (2) to analyze processes relating to identification, training, development and succession of executives for or in strategic positions, (3) to analyze processes relating to the determination of fixed and variable compensation for executives in strategic positions, (4) to analyze issues relating to compliance with our Code of Conduct, and (5) to evaluate new policies and review existing policies relating the maintenance and strengthening of our corporate culture. Our Personnel and Corporate Issues Committee is currently composed of Daniel Bezerra Villar and Álvaro Fernandes da Cunha Filho.

Strategy and Communication Committee

Our Strategy and Communication Committee meets at least twice a year and has the following duties: (1) to evaluate determinations relating to the foundation of our business plan, (2) to evaluate the business direction being pursued to achieve objectives defined by our board of directors, (3) to evaluate new policies and review existing policies relating to the capital markets and social responsibility, (4) to evaluate the image of our company projected to and perceived in the market and make recommendations to our board of directors to maintain or to redefine our social communications programs, and (5) to analyze guidelines and protocols for our business planning and execution cycle. Our Strategy and Communication Committee is currently composed of Alfredo Lisboa Ribeiro Tellechea and Patrick Horbach Fairon.

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

Compensation and Benefits

The aggregate compensation paid by us to all members of our board of directors, board of executive officers and our fiscal council for services in all capacities was approximately R$30.9 million in 2014. On April 9, 2015, our shareholders (acting in the annual general meeting) established the compensation for our board of directors, our board of executive officers and the member of our fiscal council for the year 2015.

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

The long-term incentive plan was terminated by a meeting of our board of directors held on May 7, 2014.

Corporate Governance Practices

The significant differences between our corporate governance practices and the standards of the NYSE are described in “Item 16G. Corporate Governance.”

Share Ownership of Directors and Officers

As of April 20, 2015, no member of Braskem’s board of directors or executive officer owned more than 0.1% of Braskem’s share capital. All shares owned by our directors and executive officers were purchased at market prices through the BM&FBOVESPA.

Employees

The following table sets forth the number of our employees by geographic location at the dates indicated.

Number of Employees by Geographic Location	2014	2013	2012
State of Bahia	1,763	1,811	1,858
State of Rio Grande do Sul	1,732	1,781	1,787
State of São Paulo	2,186	2,109	1,846
State of Alagoas	530	535	523
State of Rio de Janeiro	457	493	474
Other Brazilian states	2	13	14
Brazil	6,670	6,742	6,502
United States	668	624	595
Germany	162	168	147
Mexico	588	524	81
Other countries	38	38	40
Total	8,126	8,096	7,365

We do not employ a material number of temporary employees.

Employees in Brazil

In Brazil, both employees and employers have the right to organize unions. Employees belonging to a specific “professional category” and employers constituting a specific “economic category” may each be represented by a single union in a particular geographic area. Individual unions generally belong to state-wide union federations, which in turn belong to nationwide union confederations. We are a member of the Petrochemicals and Synthetic Resins Industries Union of the States of Bahia, Alagoas, Rio Grande do Sul and São Paulo, and our employees belong to the Petrochemicals Industries Workers’ Unions in each of these states. As of December 31, 2014, approximately 28.4% of our employees in Brazil were union members. We believe that we have good ongoing relations with our employees and their unions. We have not experienced a strike in Brazil since Trikem was privatized in 1995. The current collective bargaining agreements with our unions have one-year to two year terms and are subject to annual renegotiation. We have traditionally applied the terms of bargaining agreements entered into with the unions equally to unionized and non-unionized employees.

Post-Employment Benefits in Brazil

ODEPREV Defined Contribution Plan

The majority of our employees (approximately 83%) participate in the Odebrecht Pension Plan (Odebrecht Previdência), or ODEPREV. We pay part of the monthly payments made by our employees to ODEPREV. This pension fund is a defined contribution plan that pays pension and retirement amounts that supplement those paid by the Brazilian government’s pension system and is intended to provide its members with income upon retirement. In 2014, we paid R$28,245 million into this fund.

Petros Copesul Defined Benefit Plan

As a result of our merger with Copesul, we became the sponsor of the Petros Copesul plan. On October 2, 2012, PREVIC approved the withdrawal of sponsorship of this plan by Braskem. In February 2015, we paid the reserves of this fund to the participants in an aggregate amount of R$358.5 million. In anticipation of this payment, we provisioned an amount of R$336.4 million, recorded under current liabilities. The difference between the amount provisioned and the payment made corresponds to interest incurred in 2015.

Petros PQU Defined Benefit Plan

With the acquisition of Braskem Qpar in April 2010 (which merged into our company on December 1, 2014), we assumed the liabilities of Petros PQU.  On August 6, 2012, PREVIC approved the sponsorship withdrawal process, which had been requested on September 30, 2009. The payment of the reserves to participants is expected to be made in 2015. This plan currently has a surplus and consequently no provision has been made.

Other Benefits in Brazil

Our employees in Brazil and their dependents receive medical and dental assistance through a network of accredited doctors. We pay most of the costs for these services, with a small portion being paid by our employees. A small monthly fee is also charged to our employees to pay for more costly medical services. In 2014, we spent
R$60,809 million on this assistance.

Employees in the United States

The employees of Braskem America are not represented by any union, other than employees of Braskem America’s Neal, West Virginia plant. As of December 31, 2014, approximately 57% of the employees of this plant were represented by the United Steel, Paper & Forestry, Rubber, Manufacturing, Energy Allied-Industrial & Service Workers International Union. The collective bargaining agreement with this union expires in May 2019.

Post-Employment Benefits in the United States

Braskem America administers a closed defined benefit pension plan that, as of December 31, 2014, had 54 active participants, compared to 53 participants in 2013. The company made a cash contribution to the plan of US$1,165 million in 2014. There were no participant contributions in 2014.

We offer a 401(k) savings plan that, as of December 31, 2014, had total assets of US$55.6 million, including US$11.6 million in participant contributions made in 2014.

Other Benefits in the United States

Braskem America offers its employees the ability to participate in a variety of health and welfare benefit plans, including medical, dental vision, life and disability coverage.

Employees in Germany

The employees of Braskem Europe are not represented by any union, other than certain employees in our Schkopau plant. As of December 31, 2014, approximately 73% of the employees of this plant were represented by IG BCE Ost.

In October 2011, the obligations of Dow under German pension plans were assumed by Braskem Europe as a result of the Dow Polypropylene Acquisition. In 2013, Braskem Europe implemented a new defined contribution pension plan. As of December 31, 2014, 35 of our employees were active participants in this new pension plan.

Other Benefits in Germany

Braskem Europe offers its employees the ability to participate in benefit plans, including pension, life and disability coverage.

Employees in Mexico

Post-Employment Benefits in Mexico

Braskem Idesa employees are granted a government retirement benefit plan when they retire or reach retirement age. On December 31, 2014, this government retirement plan had 548 active participants.

Other Benefits in Mexico

Braskem Mexico offers its employees the ability to participate in benefit plans, including a savings plan, food plan, life insurance and health insurance.

Performance-Based Employee Compensation Plan

We have adopted and applied a personnel management philosophy which emphasizes a performance related pay structure and a decentralized management structure. Employees in each of our business units participate in setting and achieving their business unit’s annual objectives. As a result, employees in those business units that meet or exceed their goals share in our financial performance through performance-based employee compensation plans. During 2014, we recorded an expense of R$271.2 million related to this program with respect to approximately 8,533 employees, including our executive officers. The members of our board of directors do not participate in this program.

ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

Major Shareholders

As of April 20, 2015, we had outstanding share capital of R$8,043,222,080.50 equal to 797,265,348 total shares consisting of 451,668,652 common shares, 345,002,878 class A preferred shares and 593,818 class B preferred shares. As of April 20, 2015, all of our authorized shares were issued and outstanding, other than 1,154,758 class A preferred shares held in treasury. All of our share capital is fully paid. All of our shares are without par value.

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

The following table sets forth information concerning the ownership of our common shares and class A preferred shares as of April 20, 2015 by each person whom we know to be the owner of more than 5.0% of our common shares and our class A preferred shares, and by all of our directors and executive officers as a group. Our principal shareholders have the same voting rights with respect to each class of our shares that they own as other holders of shares of that class.

	Common Shares		Class A Preferred Shares		Total
	Number of Shares	%	Number of Shares	%	Number of Shares	%
Odebrecht(1)	226,334,623	50.1	79,182,498	23.0	305,517,121	38.3
Petrobras	212,426,952	47.0	75,171,630	22.9	287,598,582	36.1
BNDESPAR	—	—	40,102,837	11.6	40,102,837	5.0
All directors, fiscal council members, their alternates and executive officers as a group (39 persons)	100	*	77,526	*	77,526	*

____________________________ ______

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

Related Party Transactions

The following summarizes the material transactions that we have engaged in with our principal shareholders and their affiliates since January 1, 2014.

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

In April 2011, we entered into another Alliance Agreement with companies in the Odebrecht Group and Genpro Engenharia S.A. for the construction of a new Butadiene plant in Triunfo. For more information regarding this project, see “Item 6. Operating and Financial Review and Prospects—Capital Expenditures—Greenfield Plants—Butadiene Plant.”

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

The aggregate amount of services we purchased under these Alliance Agreements in 2014 was R$3,631.2 million. We had accounts payable to companies in the Odebrecht Group of R$459.4 million as of December 31, 2014.

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

•      An agreement for the purchase and sale of a chain of light refinery hydrocarbons, that Quattor Química (formerly known as Braskem Qpar before it merged into our company on December 1, 2014) and Petrobras entered into in January 2005. See “Item 4—Information on the Company—Supply Contracts and Pricing of the Basic Petrochemicals Unit—Light Refinery Hydrocarbons” for more information.

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

We purchased raw materials from Petrobras and its subsidiaries of R$18,183.6 million in 2014 and sold products to Petrobras and its subsidiaries of R$1,817.1 million in 2014. We had accounts payable to Petrobras and its subsidiaries in an aggregate amount of R$1,497.7 million at 2014, and we had accounts receivable from Petrobras and its subsidiaries in an aggregate amount of R$123.4 million as of December 31, 2014.

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

Our Jointly Controlled Companies and Associated Companies

Borealis Brasil S.A.

We sell polypropylene and polyethylene to Borealis in which we have a 20.0% interest. We recorded net sales to Borealis of R$245.7 million in 2014. We account for Borealis under the equity method of accounting. We had accounts receivable from Borealis of R$18.6 million as of December 31, 2014.

Refinaria de Petróleo Rio-grandense S.A.

We own directly 33.2% of the voting and total share capital of RPR. As of January 1, 2012, we have valued this investment using the equity method, which was proportionally consolidated prior to that date. We sell condensate to RPR and purchase naphtha from RPR. In 2014, we recorded sales to RPR of R$52.3 million and purchases from RPR of R$43.3 million.

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

Tax Proceedings

We are engaged in several legal proceedings with Brazilian tax authorities for which we have established provisions in an aggregate amount of R$270.3 million as of December 31, 2014. In addition, there are currently certain legal proceedings pending in which we are involved for which we have not established provisions. If any of these legal proceedings were decided adversely to us, we do not believe that our results of operations, cash flows or financial condition would be materially and adversely affected.

IR/CSLL Tax Assessment Notices

In 2007, tax assessment notices were issued by the Federal Brazilian Revenue Service against Braskem Petroquímica claiming unpaid income tax and CSLL in connection with foreign exchange variation in foreign subsidiary investment accounts in 2002. As of December 31, 2014, the amount in dispute of these claims was approximately R$126.5 million. We challenged these assessment notices in the administrative court because we believe that there are reasonable grounds on which we can successfully defend against these assessments. We believe that a loss in this claim is possible. As of December 31, 2014, we have established related provisions in the amount of R$35.7 million.

In 2013 and 2014, we received tax assessment notices from the Federal Brazilian Revenue Service claiming that the amortization of the goodwill recorded in 2001 and 2002 in connection with the purchase of shares of certain companies related to the formation of Braskem was not deductible for purposes of calculating our income tax and social contribution. The amount claimed is R$1.0 billion, including interest and fines. We challenged these assessment notices because we believe that these claims are based on a misinterpretation of both the applicable law and facts by the tax authorities and that the statute of limitations has expired. We believe that a loss in this claim is possible and have made no provision with respect to this claim.

In December 2013, we received tax assessment notices were from the Federal Brazilian Revenue Service claiming that the interest expenses and exchange variation losses recorded by Braskem relating to indebtedness of Ipiranga Petroquímica S.A. was not deductible for purposes of calculating our income tax and social contribution. The amount claimed is R$57.5 million. We challenged this assessment because we believe that the assumption of Ipiranga Petroquímica debt instruments had strong business purposes. We believe that a loss in this claim is possible and have made no provision with respect to this claim. We believe that a loss in this claim is possible and have made no provision with respect to this claim.

In July 2014, we received a tax assessment notice from the Federal Brazilian Revenue Service claiming that the tax losses and social contribution negative tax base used to pay debts under the MP 470/2009 installments program were not included in the income tax and social contribution tax base in 2009. The amount claimed is R$426.7 million. We challenged these assessment notices because we believe that these claims are based on a misinterpretation of both the applicable law and facts by the tax authorities. We believe that a loss in this claim is possible and have made no provision with respect to this claim.

ICMS Tax Assessment Notice

In December 2010, 2011 and 2012, tax assessment notices were issued by the internal revenue department of the State of Bahia against Braskem claiming unpaid ICMS taxes in the amount of R$525.8 million, retrospectively revised by inflation and the benchmark rate, in connection with several alleged violations of certain provisions of the ICMS tax legislation, including, among others: (1) the failure to account for certain tax credits in the amount of R$435.5 million granted in connection with the purchase of goods that we subsequently sold on a reduced tax basis; (2) the failure to adhere to certain ancillary obligations under the ICMS tax legislation; and (3) the transfer of goods below the cost of production. We challenged these assessment notices in the administrative court because we believe that there are reasonable grounds on which we can successfully defend against these assessments. We believe that a loss in the claim described in item (1) is remote and that losses in claims described in items (2) and (3) above are possible. As of December 31, 2014, we have not recognized any provision with respect thereto.

In addition, the internal revenue department of the State of Bahia has repeatedly issued tax assessment notices claiming other unpaid ICMS taxes. The subject matter of the tax assessments include, among others: (1) inappropriately claiming ICMS credits for the acquisition of assets; (2) the transfer of goods at prices below production cost; (3) failure to ship goods; (4) lack of evidence that the company exported goods; (5) failure to register invoices; and (6) claiming ICMS credits on transportation services without providing adequate evidence. As of December 31, 2014, the amount in dispute of these claims was approximately R$247.3 million. We challenged these assessment notices in the administrative court because we believe that there are reasonable grounds on which we can successfully defend against these assessments. We believe that a loss in this claim is possible. As of December 31, 2014, we have not recognized any provision with respect thereto.

From 1999 to 2009, the internal revenue department of the States of Alagoas, São Paulo and Rio Grande do Sul issued tax assessment notices claiming unpaid ICMS taxes in the aggregate amount of R$381.7 million. The subject matter of the tax assessments include, among others: (1) inappropriately claiming ICMS credits for the acquisition of goods that the internal revenue department considers for use and consumption; (2) inappropriately claiming ICMS credits for the acquisition of assets not related to production; (3) failure to pay taxes on the sale of products subject to tax substitution; (4) failure to register invoices; and (5) unpaid ICMS taxes on charges for electricity transmission. We challenged these assessment notices in the administrative court because we believe that there are reasonable grounds on which we can successfully defend against these assessments. We believe that a loss in this claim is possible. As of December 31, 2014, we have not recognized any provision with respect thereto.

In 2009, tax assessment notices were issued by the internal revenue department of the State of São Paulo against Braskem Qpar claiming unpaid ICMS taxes in connection with several alleged violations of certain provisions of the ICMS tax legislation, including (1) inappropriately claiming ICMS credits for the acquisition of assets between February 2004 and January 2008 and (2) failure to register invoices. As of December 31, 2014, the amount in dispute of these claims was approximately R$335.6 million. We challenged these assessment notices in the administrative court because we believe that there are reasonable grounds on which we can successfully defend against these assessments. We believe that a loss in this claim is possible. As of December 31, 2014, we have established related provisions in the amount of R$94.7 million.

PIS and COFINS Non-Cumulative Tax Assessment Notice

We received assessment notices from the federal internal revenue department alleging that we had inappropriately claimed certain PIS and COFINS credits in relation to: (1) wastewater treatment, (2) charges for electricity transmission, (3) freight related to the storage of finished goods and (4) credits claimed at inappropriate times, relating to the acquisition of fixed assets between 2006 and 2011. As of December 31, 2014, the amount in dispute of these claims was approximately R$761.0 million. We challenged these assessment notices in an administrative court because we believe that there are reasonable grounds on which we can successfully defend against these assessments. We believe that a loss on these claims is possible. As of December 31, 2014, we have not recognized any provision with respect thereto.

PIS and COFINS Tax Assessment Notice

Braskem Petroquímica is involved in several judicial and administrative proceedings related to the payment of PIS and COFINS, including (1) unpaid COFINS from March 1999 to December 2000, February 2001 to March 2002, May 2002 to July 2002 and during September 2002, (2) inappropriately claimed credits due to the additional 1% in the COFINS rate and PIS Decree-Law No. 2,445 and 2,449, and (3) an omission in the base revenue resulting from exchange gains earned due to successive reductions of our associated capital. As of December 31, 2014, the amount in dispute of these claims was approximately R$76.9 million. We challenged these assessment notices in an administrative court because we believe that there are reasonable grounds on which we can successfully defend against these assessments. We believe that a loss on these claims is possible. As of December 31, 2014, we have established related provisions in the amount of R$39.1 million.

In 2014, we received a tax assessment notice from the Federal Brazilian Revenue Service claiming that the tax losses and social contribution negative tax base used to pay debts under the MP 470/2009 installments program, as well as interest, fines exoneration afforded in installments of the MP 470/09 are taxable. The amount or PIS and COFINS claimed is R$891.0 million.  We challenged this assessment notice because we believe that these claims are based on a misinterpretation of both the applicable law and facts by the tax authorities. We believe that a loss in this claim is possible and have made no provision with respect to this claim.

Other Tax Proceedings

We and our affiliates are involved in several other judicial and administrative proceedings regarding withholding taxes, corporate income taxes (Imposto de Renda da Pessoa Jurídica), the COFINS, IPI, the tax on financial transactions (Imposto Sobre Operações Financeiras), monetary adjustments, the PIS and other issues related to tax matters. As of December 31, 2014, the amounts in material disputes relating to COFINS was approximately R$271.4 million. In 2014, Braskem paid debts related to disputes regarding IPI in the amount of R$111.0 million. Regarding the amount remaining under discussion, we believe that a loss in this claim is possible. As of December 31, 2014, we have not recognized any provision with respect thereto.

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

Labor Proceedings

Overtime Claims

In late September 2010, we received notice that a lawsuit had been commenced against our company by the Petrochemical Industry Workers’ Union of Triunfo (Sindicato dos Trabalhadores das Indústrias Petroquímicas de Triunfo) alleging that we had violated an agreement regarding payment of overtime at our Triunfo basic petrochemicals plant. The suit claims damages of R$331.0 million, retrospectively revised by inflation and the benchmark rate. We have presented our defense to the court and have received a favorable decision by the higher labor court, which the Petrochemical Industry Workers’ Union of Triunfo has appealed. We believe that the likelihood of loss in this suit is possible.

The Petrochemical Industry Workers’ Union of Triunfo filed similar claims in the second quarter of 2005 claiming overtime payment in the amount of R$840.0 million. These suits are pending. We believe the chances of loss are remote in regards to R$749.5 million of the alleged claims and are possible in regards to the remaining R$40.0 million and are probable in regards to R$50.5 million.

Employment and Occupational Health and Safety Proceedings

As of December 31, 2014, we were involved in approximately 2,428 employment and occupational health and safety proceedings as to which the total amount claimed was approximately R$876.3 million. We have established a provision for these claims in an aggregate amount of R$141.2 million as of December 31, 2014. We do not believe that these proceedings will have a material adverse effect on our business, financial condition or operations.

Social Security

As of December 31, 2014, we were involved in approximately 50 social security proceedings as to which the aggregate amount claimed was approximately R$144.0 million. We believe that our chance of loss is possible and therefore have not established a provision for these claims.

Other Proceedings

As of December 31, 2014, we were a defendant in two civil suits filed by a former caustic soda distributor, its controlling shareholder and a former transporter for breach of a caustic soda distribution agreement. The damages claimed in these suits totaled R$112.8 million as of December 31, 2014. These suits are pending and we believe that our chance of loss is possible in these suits.

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

The following table sets forth the dividends and/or interest attributable to shareholders’ equity paid to holders of our common shares, class A preferred shares and class B preferred shares since January 1, 2010 in reais and in U.S. dollars translated from reais at the commercial market selling rate in effect as of the payment date.

		Nominal Brazilian Currency per			US$ equivalent per
Year	Payment Date	Common shares	Class A Preferred Shares	Class B Preferred Shares	Common shares	Class A Preferred Shares	Class B Preferred Shares
2011	May 10, 2011	0.83	0.83	0.60	0.52	0.52	0.37
2012	November 19, 2012	0.61	0.61	0.61	0.29	0.29	0.29
2014	April 23, 2014	0.61	0.61	0.61	0.27	0.27	0.27

On April 9, 2015, our shareholders approved a dividend payment of R$0.61 per share and R$1.21 per ADR with respect to the fiscal year 2014. The payment of dividends is expected to begin on April 23, 2015.

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

•         an unrealized profit reserve described under “—Mandatory Distributions” below; and

•         a tax incentive investment reserve, included in our capital reserve accounts, in the amount of the reduction in our income tax obligations due to government tax incentive programs. See note 23(c) of our consolidated financial statements elsewhere in this annual report.

Allocations to each of these reserves (other than the legal reserve) are subject to approval by our common shareholders voting at our annual shareholders’ meeting.

Legal Reserve Account

Under the Brazilian Corporation Law and our by-laws, we must allocate 5% of our net profits for each fiscal year to our legal reserve until the aggregate amount of our legal reserve equals 20% of our paid-in capital. However, we are not required to make any allocations to our legal reserve in a fiscal year in which our legal reserve, when added to our other reserves, exceeds 30% of our shareholders’ equity. As of December 31, 2014, we had a balance of R$44.6 million in our legal reserve account.

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

On December 21, 1998, ADSs representing our class A preferred shares began trading on the NYSE. Our ADSs are traded under the symbol “BAK”. On December 31, 2014, there were 16,817,133 ADSs outstanding, representing 33,634,266 class A preferred shares, or 9.7% of our outstanding class A preferred shares. Each ADS represents two class A preferred shares.

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

	BM&FBOVESPA		NYSE
	Closing Price per
	Class A Preferred Share		Closing Price per ADS
	High	Low	High	Low
	(in reais)		(in dollars)

2010	R$19.85	R$9.74	R$24.62	R$10.77
2011	25.00	12.80	32.15	13.91
2012	16.60	10.48	18.58	10.54
2013	21.18	13.32	18.40	13.34
2014	20.61	13.73	17.41	12.30
	BM&FBOVESPA		NYSE
	Closing Price per
	Class A Preferred Share		Closing Price per ADS
	High	Low	High	Low
	(in reais)		(in dollars)

2013
First Quarter	R$15.31	R$13.32	R$15.51	R$13.34
Second Quarter	17.40	13.60	17.65	13.61
Third Quarter	18.63	15.78	16.82	13.91
Fourth Quarter	21.18	17.90	18.40	16.27
2014
First Quarter	20.61	15.45	17.41	12.75
Second Quarter	17.59	14.09	15.72	12.85
Third Quarter	16.20	13.73	14.12	12.30
Fourth Quarter	19.45	16.06	15.44	12.42
2015
First Quarter	17.41	10.35	12.82	6.53

Most Recent Six Months
September 2014	16.20	14.94	14.12	13.02
October 2014	18.13	16.06	14.67	13.11
November 2014	19.45	18.25	15.44	14.22
December 2014	19.30	16.79	14.98	12.42
January 2015	17.41	11.91	12.82	9.27
February 2015	13.30	12.40	9.80	8.73
March 2015	13.84	10.35	8.85	6.53
April 2015(through April 20)	12.03	10.45	7.80	6.65

_________________________________

Source: Economática Ltda/Bloomberg

On April 20, 2015, the closing sales price of:

•         our class A preferred shares on the BM&FBOVESPA was R$11.98 per share;

•         our class A preferred shares on the LATIBEX was €3.70 per share; and

•         the ADSs on the NYSE was US$7.80 per ADS.

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

ITEM 10. ADDITIONAL INFORMATION

General

As of April 20, 2015, we had outstanding share capital of R$8,043,222,080.50, equal to 797,265,348 total shares consisting of 451,668,652 common shares, 345,002,878 class A preferred shares and 593,818 class B preferred shares, including 1,154,758 class A preferred shares held in treasury. All of our share capital is fully paid. All of our shares are without par value. Under the Brazilian Corporation Law, the aggregate number of our non-voting and limited voting class A and class B preferred shares may not exceed two-thirds of our total outstanding share capital.

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

Board of Directors

Under the Brazilian Corporation Law, any matters subject to the approval of our board of directors can be approved by a simple majority of votes of the members present at a duly convened meeting, unless our by-laws otherwise specify. Under our by-laws, our board of directors may only deliberate if a majority of its members are present at a duly convened meeting. Any resolutions of our board of directors may be approved by the affirmative vote of a majority of the members present at the meeting, provided that certain matters may only be approved by mutual agreement between the parties under the Petrobras Shareholders’ Agreement. See “Item 7. Major Shareholders and Related Party Transactions—Major Shareholders—Shareholders Agreements—Petrobras Shareholders’ Agreement.” The majority of the members of our board of directors are elected by the Odebrecht Group. In addition, any director appointed by a shareholder pursuant to a shareholders agreement is bound by the terms of such agreement. See “Item 7. Major Shareholders and Related Party Transactions—Major Shareholders—Shareholders Agreements.” The members of our board of directors are elected at general meetings of shareholders for concurrent two-year terms. Our by-laws do not require the members of our board of directors to be a resident in Brazil or a shareholder of our company. The Brazilian Corporation Law requires each of our executive officers to be residents of Brazil. Under our by-laws, our common shareholders approve the aggregate compensation payable to our directors, executive officers and members of our fiscal council. Subject to this approval, our board of directors establishes the compensation of its members and of our executive officers. See “Item 6. Directors, Senior Management and Employees—Compensation.” Neither the Brazilian Corporation Law nor our by-laws establish any mandatory retirement age for our directors or executive officers.

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

Based on certain estimates of its gross income and gross assets and the nature of its business, our company believes that it will not be classified as a PFIC for its taxable year ending December 31, 2014. The company’s status in future years will depend on its assets and activities in those years. The company has no reason to believe that its assets or activities will change in a manner that would cause it to be classified as a PFIC for the taxable year ended December 31, 2014 or any future year, but there can be no assurance that the company will not be considered a PFIC for any taxable year. If we were a PFIC, a U.S. holder of class A preferred shares or ADSs generally would be subject to imputed interest charges and other disadvantageous tax treatment with respect to any gain from the sale or exchange of, and certain distributions with respect to, the shares or ADSs (including the loss of the potential reduced tax rate on certain dividends described above).

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

In order to mitigate the market risks to which we are exposed, we have used, and we may use, foreign currency, interest rate and commodity derivative instruments, as well as cash and receivables. As of December 31, 2014, we had non-deliverable forward, cross-currency and interest rate swaps with an aggregate notional amount of R$1,570.5 million in addition to R$5,323.9 million related to Project Ethylene XXI. These cross-currency and interest rate swaps match certain of our foreign currency-denominated debt obligations.

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

As of December 31, 2014, we had R$1,945 million in foreign currency-denominated cash, cash equivalents and financial investments, which may partially offset the effects of any depreciation of the real against the foreign currency on our ability to service our foreign currency-denominated debt to the extent of these foreign currency-denominated cash equivalents and other investments.

Interest Rate Risk

Our variable interest rate exposure is primarily subject to the variations of the LIBOR rate and, for real-denominated borrowings and short-term cash investments, variations of the TJLP rate and the CDI rate.

With respect to Brazilian interest rates:

•      the short-term domestic CDI rate increased to 11.1% per annum as of December 31, 2014 from 9.8% per annum as of December 31, 2013 and 6.9% per annum as of December 31, 2012; and

•      the TJLP remained stable at 5.0% per annum as of December 31, 2014 and December 31, 2013 from 5.5% per annum as of December 31, 2012.

The table below provides information about our significant interest-rate sensitive instruments:

	Payment Schedule—Breakdown by Type of Interest Rate
	As of December 31, 2014
	Expected Maturity Date
	2015	2016	2017	2018	2019	Thereafter	Total	Fair Value(1)
	(in millions of reais, unless otherwise indicated)
Liabilities:
Loans and financings (excluding debentures):
Fixed rate, denominated in U.S. dollars	378.3	—	160.4	719.6	199.2	11,276.0	12,733.5	12,857.5
Average interest rate	7.8%	—	8,0%	7.6%	7.9%	6.5%
Variable rate, denominated in U.S. dollars	175.8	167.1	130.9	497.3	316.7	167.7	1,455.5	1,455.5
Average interest rate (over LIBOR)	2.1%	2.1%	1.9%	1.6%	1.6%	1.2%
Ethylene XXI Project finance fixed rate, denominated in U.S. dollars	10.2	45.8	108.6	124.2	128.2	1,350.2	1,767.2	1,767.2
Average interest rate	4.8%	4.8%	4.8%	4.8%	4.8%	4.7%
Ethylene XXI Project finance variable rate, denominated in U.S. dollars	30.3	105.6	322.0	400.2	416.6	4,647.2	5,921.9	5,921.9
Average interest rate	4.0%	4.2%	4.0%	3.9%	3.9%	4.0%
Fixed rate, denominated in reais	289.7	205.8	187.9	182.7	150.8	278.0	1,294.8	1,294.8
Average interest rate	6.6%	5.5%	5.2%	5.4%	5.6%	6.5%
Variable rate, denominated in reais	545.9	587.8	473.8	356.4	265.2	146.3	2,375.5	2,375.5
Average interest rate (over TJLP)	2.9%	2.9%	2.8%	2.8%	2.8%	2.8%
Variable rate, denominated in reais	38.6	256.0	528.5	172.9	1,019.9	346.2	2,362.0	2,362.0
Variable rate, denominated in reais	23.6	69.4	78.4	78.4	74.7	65.4	389.8	389.8
Average interest rate (over SELIC)	2.6%	2.7%	2.7%	2.7%	2.7%	2.8%
Total loans and financings	1,451.9	1,286.1	1,559.9	2,007.3	2,026.5	12,279.6	28,300.3	28,424.2

Assets:
Cash and cash equivalents and other instruments:	1,945.0	—	—	—	—	—	1,945.0	1,945.0
Fixed rate, denominated in foreign currency	1,178.6	42.8	50.2	17.8	—	17.2	1,846.7	1,846.7
Total cash and cash equivalents and other investments	3,663.6	42.8	50.2	17.8	—	17.2	3,791.7	3,791.7

_________________________________

 (1)  Represents the net present value of the future cash flows from the obligations converted into reais at fair market value as of December 31, 2014.

In the event that the average interest rate applicable to our financial assets and debt in 2015 were 1% higher than the average interest rate in 2014, our financial income would increase by approximately R$37.9 million and our financial expenses would increase by approximately R$283.0 million.

Foreign Currency Exchange Rate Risk

Our liabilities that are exposed to foreign currency exchange rate risk are primarily denominated in U.S. dollars. To partially offset our risk of any devaluation of the real against the U.S. dollar, we currently maintain available liquid resources denominated in U.S. dollars and may enter into derivative contracts. Additionally, in order to provide a better representation of the actual exchange rate risk related to future exports, we designated part of our dollar-denominated liabilities as a hedging instrument using the hedge accounting treatment on May 1, 2013. We borrow in the international markets to support our operations and investments, we are exposed to market risks from changes in foreign exchange rates and interest rates.

The table below provides information about our significant foreign currency exposures:

	Payment Schedule—Breakdown by Currency
	As of December 31, 2014
	Expected Maturity Date
	2015	2016	2017	2018	2019	Thereafter	Total	Fair Value(1)
	(in millions of reais)
Liabilities:
Loans, financings and trade payables:
Loans and financings denominated in U.S. dollars	594.6	318.5	721.8	1,741.4	1,060.7	17,441.1	21,878.2
Accounts payable denominated in U.S. dollars	6,394.0	—	—	—	—	—	6,394.0	6,394.0
Total loans, financings and trade payables	6,988.6	318.5	721.8	1,741.4	1,060.7	17,441.1	28,272.1	28,396.0
Hedge accounting designated liabilities	23.6	2,229.7	2,203.8	2,092.8	1,949.6	9,472.6	17,948.6	17,948.6
Net income statement exposure to U.S. dollars	6,965.0	(1,911.2)	(1,482.0)	(351.4)	(888.9)	7,968.5	10,323.6	10,447.5

Assets:
Cash and cash equivalents and other investments:
Denominated in foreign currency	1,945.0	—	—	—	—	—	1,945.0	1,945.0
Total cash and cash equivalents and other investments	1,945.0	—	—	—	—	—	1,945.0	1,945.0

_________________________________

 (1)  Represents the net present value of the future cash flows from the obligations converted into reais at fair market value as of December 31, 2014.

Our foreign currency exposures give rise to market risks associated with exchange rate movements of the real against the U.S. dollar. Foreign currency-denominated liabilities as of December 31, 2014 consisted primarily of U.S. dollar-denominated debt. Our U.S. dollar-denominated debt, including short-term debt and current portion of long-term debt, was R$21,878.2 million (US$8,236.6 million) as of December 31, 2014 and R$17,804.0 million (US$7,600.1 million) as of December 31, 2013. This foreign currency exposure is represented by debt in the form of notes, bonds, pre-export finance facilities and working capital loans. Our cash and funds available in U.S. dollars partially protect us against exposure arising from the U.S. dollar-denominated debt. Similarly, revenues from future exports partially offset this foreign currency exposure for U.S. dollar-denominated debt, and we therefore adopted hedge accounting treatment to provide a better representation of our actual exposure.

In the event that the real were to devalue by 10% against the U.S. dollar during 2015 as compared to the real/U.S. dollar exchange rate as of December 31, 2014, our financial expenses indexed to the dollar in 2015 would increase by approximately R$2,187.8 million, and our financial income would increase by approximately R$160.8 million.

Commodity Prices

Although we have commodities swaps related to specific transactions, we do not currently hedge our main exposure to changes in prices of naphtha, our principal raw material, which are linked to international market prices denominated in U.S. dollars of naphtha and other petroleum derivatives. We do not hedge this main exposure, in part, because a portion of our sales are exports payable in foreign currencies and linked to the international market prices of these commodities denominated in U.S. dollars and, in part, because the prices of our polyethylene, polypropylene and PVC products sold in domestic markets generally reflect changes in the international market prices of these products denominated in U.S. dollars, converted into reais. In periods of high volatility in the U.S. dollar price of naphtha or the real/U.S. dollar exchange rate, there is usually a lag between the time that the U.S. dollar price of naphtha increases or the U.S. dollar appreciates and the time that we can effectively pass on the resulting increased cost in reaisto our customers in Brazil. Accordingly, if the U.S. dollar price of naphtha increases precipitously or the realdevalues precipitously against the U.S. dollar in the future, we may not immediately be able to pass on all of the corresponding increases in our naphtha costs to our customers in Brazil, which could materially adversely affect our results of operations and financial condition. See “Item 3. Key Information—Risk Factors—Risks Relating to Our Company and the Petrochemical Industry.”

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

During the year ended December 31, 2014, we received from the depositary of our ADSs approximately US$750.0, which was used for general corporate purposes such as the payment of costs and expenses associated with (1) the preparation and distribution of proxy materials, (2) the preparation and distribution of marketing materials and (3) consulting and other services related to investor relations.

PART II

ITEM 13. DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

Not applicable.

ITEM 14. MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

Not applicable.

ITEM 15. CONTROLS AND PROCEDURES

Disclosure Controls and Procedures

Our chief executive officer and our chief financial officer are responsible for establishing and maintaining our disclosure controls and procedures. These controls and procedures were designed to ensure that information that we are required to disclose in the reports that we file under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the applicable rules and forms of the SEC, and that it is accumulated and communicated to our management, including our chief executive officer and our chief financial officer, as appropriate to allow timely decisions regarding required disclosure. We performed an evaluation of the effectiveness of the design and operation of our disclosure controls and procedures as of December 31, 2014 under the supervision of our chief executive officer and our chief financial officer. Based on our evaluation, our chief executive officer and our chief financial officer concluded that our disclosure controls and procedures were effective as of December 31, 2014.

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

Changes in Internal Control over Financial Reporting

There have been no changes in our internal control over financial reporting that occurred during the year ended December 31, 2014 that have materially affected or are reasonably likely to materially affect our internal control over financial reporting.

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

ITEM 16B. CODE OF ETHICS

We have adopted a code of conduct that applies to members of our board of directors, fiscal council and board of executive officers, as well as to our other employees. This code of conduct was updated and approved by our board of directors in February 2014. A copy of our code of conduct may be found on our website at www.braskem.com.br. The information included on our website or that might be accessed through our website is not included in this annual report and is not incorporated into this annual report by reference.

ITEM 16C. PRINCIPAL ACCOUNTANT FEES AND SERVICES

Audit and Non-Audit Fees

The following table sets forth the fees billed to us by our independent registered public accounting firm, PricewaterhouseCoopers Auditores Independentes, during the fiscal years ended December 31, 2014 and 2013.

	Year Ended December 31,
	2014	2013
	(in millions of reais)

Audit fees(1)	R$10.6	R$8.0
Audit-related fees	2.1	—
Tax fees(2)	0.6	0.4
All other fees	0,2	—
Total fees	R$13.4	R$8.4

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

ITEM 16E. PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

On August 13, 2012, our board of directors authorized a share repurchase program under which we are authorized to repurchase up to 13,376,161 class A preferred shares at market prices over the BM&FBOVESPA at any time and from time to time prior to August 28, 2013. In 2012, we repurchased 262,300 shares under this program. In 2013 and 2014, we did not repurchase any shares.

On February 11, 2015, our board of directors authorized a share repurchase program under which we are authorized to repurchase up to 3,500,000 class A preferred shares at market prices over the BM&FBOVESPA. The program started in February 19, 2015, and will be effective until February 18, 2016. As of April 20, 2015, we had repurchased 80,000 class A preferred shares for an aggregate of R$0.9 million.

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

Although the adoption of a code of business conduct is not required by Brazilian law, Braskem has adopted a code of business conduct applicable to its directors, officers and employees, which addresses each of the items listed above. Braskem’s code of business conduct is available on Braskem’s website at www.braskem.com.br. The information included on our website or that might be accessed through our website is not included in this annual report and is not incorporated into this annual report by reference. No waivers of the provisions of the code of business conduct are permitted, except that the restrictions on outside activities do not apply to Braskem’s directors and members of its fiscal council.

ITEM 16H.          MINE SAFETY DISCLOSURE

The information concerning mine safety violations or other regulatory matters required by Section 1503(a) of the Dodd-Frank Wall Street Reform and Consumer Protection Act and this Item is included in exhibit 99.01.

PART III

ITEM 17. FINANCIAL STATEMENTS

We have responded to Item 18 in lieu of responding to this item.

ITEM 18. FINANCIAL STATEMENTS

Reference is made to Item 19 for a list of all financial statements filed as part of this annual report.

ITEM 19. EXHIBITS

(a)   Financial Statements

Management’s Report on Internal Controls over Financial Reporting	F-2
Report of Independent Registered Public Accounting Firm	F-
Consolidated Balance Sheets as of December 31, 2014 and 2013	F-
Consolidated Statements of Operations for the years ended December 31, 2014, 2013 and 2012	F-
Statements of Changes in Shareholders’ Equity for the years ended December 31, 2014, 2013 and 2012	F-
Consolidated Statement of Changes in Financial Position for the years ended December 31, 2014, 2013 and 2012	F-
Consolidated Statements of Cash Flows for the years ended December 31, 2014, 2013 and 2012	F-
Notes to the Consolidated Financial Statements	F-

 (b)  List of Exhibits

Exhibit Number	Exhibit

1.01	By-laws, as amended (English translation) (incorporated by reference to Exhibit 1.01 to Form 6-K of Braskem S.A. filed on March 1, 2012).
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

4.08

Third Amendment, dated February 28, 2014, to the Naphtha Purchase and Sale Agreement, dated as of May 17, 2006, between Petróleo Brasileiro S.A. and Braskem Qpar S.A. (formerly Quattor Química S.A.) (English translation).

4.09

Fourth Amendment, dated August 29, 2014, to the Naphtha Purchase and Sale Agreement, dated as of May 17, 2006, between Petróleo Brasileiro S.A. and Braskem Qpar S.A. (formerly Quattor Química S.A.) (English translation). (*Confidential treatment has been requested for certain portions omitted from this exhibit pursuant to Rule 24b-2 under the Securities Exchange Act of 1934, as amended. Confidential portions of this Exhibit have been separately filed with the Securities and Exchange Commission.)

4.10

Fifth Amendment, dated February 27, 2015, to the Naphtha Purchase and Sale Agreement, dated as of May 17, 2006, between Petróleo Brasileiro S.A. and Braskem S.A. (as successor to Qpar S.A., formerly Quattor Química S.A.) (English translation). (*Confidential treatment has been requested for certain portions omitted from this exhibit pursuant to Rule 24b-2 under the Securities Exchange Act of 1934, as amended. Confidential portions of this Exhibit have been separately filed with the Securities and Exchange Commission.)

4.11	First Amendment, dated February 28, 2014, to the Petrochemical Naphtha Purchase and Sale Contract, dated as of July 24, 2009, between Petróleo Brasileiro S.A. and Braskem S.A. (English translation).
4.12

Second Amendment, dated August 29, 2014, to the Petrochemical Naphtha Purchase and Sale Contract, dated as of July 24, 2009, between Petróleo Brasileiro S.A. and Braskem S.A. (English translation). (*Confidential treatment has been requested for certain portions omitted from this exhibit pursuant to Rule 24b-2 under the Securities Exchange Act of 1934, as amended. Confidential portions of this Exhibit have been separately filed with the Securities and Exchange Commission.)

4.13

Third Amendment, dated February 27, 2015, to the Petrochemical Naphtha Purchase and Sale Contract, dated as of July 24, 2009, between Petróleo Brasileiro S.A. and Braskem S.A. (English translation). (*Confidential treatment has been requested for certain portions omitted from this exhibit pursuant to Rule 24b-2 under the Securities Exchange Act of 1934, as amended. Confidential portions of this Exhibit have been separately filed with the Securities and Exchange Commission.)

8.01	List of subsidiaries (incorporated by reference to note 2.1(a) to our audited consolidated financial statements included elsewhere in this annual report).
12.01	Certification of Principal Executive Officer dated April 24, 2015 pursuant to Exchange Act Rules 13a-15(e) and 15d-15(e).
12.02	Certification of Principal Financial Officer dated April 24, 2015 pursuant to Rules 13a-15(e) and 15d-15(e).
13.01

Certifications of Principal Executive Officer and Principal Financial Officer dated April 24, 2015 pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

15.01	Consent letter of Independent Registered Public Accounting Firm
99.01	Disclosure of Mine Safety and Health Administration Safety Data.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

April 24, 2015

BRASKEM S.A.

By    /s/    Carlos José Fadigas de Souza Filho

Name: Carlos José Fadigas de Souza Filho

Title:   Chief Executive Officer

INDEX TO EXHIBITS
Exhibit Number	Exhibit

4.08

Third Amendment, dated February 28, 2014, to the Naphtha Purchase and Sale Agreement, dated as of May 17, 2006, between Petróleo Brasileiro S.A. and Braskem Qpar S.A. (formerly Quattor Química S.A.) (English translation).

4.09

Fourth Amendment, dated August 29, 2014, to the Naphtha Purchase and Sale Agreement, dated as of May 17, 2006, between Petróleo Brasileiro S.A. and Braskem Qpar S.A. (formerly Quattor Química S.A.) (English translation). (*Confidential treatment has been requested for certain portions omitted from this exhibit pursuant to Rule 24b-2 under the Securities Exchange Act of 1934, as amended. Confidential portions of this Exhibit have been separately filed with the Securities and Exchange Commission.)

4.10

Fifth Amendment, dated February 27, 2015, to the Naphtha Purchase and Sale Agreement, dated as of May 17, 2006, between Petróleo Brasileiro S.A. and Braskem S.A. (as successor to Qpar S.A., formerly Quattor Química S.A.) (English translation). (*Confidential treatment has been requested for certain portions omitted from this exhibit pursuant to Rule 24b-2 under the Securities Exchange Act of 1934, as amended. Confidential portions of this Exhibit have been separately filed with the Securities and Exchange Commission.)

4.11	First Amendment, dated February 28, 2014, to the Petrochemical Naphtha Purchase and Sale Contract, dated as of July 24, 2009, between Petróleo Brasileiro S.A. and Braskem S.A. (English translation).
4.12

Second Amendment, dated August 29, 2014, to the Petrochemical Naphtha Purchase and Sale Contract, dated as of July 24, 2009, between Petróleo Brasileiro S.A. and Braskem S.A. (English translation). (*Confidential treatment has been requested for certain portions omitted from this exhibit pursuant to Rule 24b-2 under the Securities Exchange Act of 1934, as amended. Confidential portions of this Exhibit have been separately filed with the Securities and Exchange Commission.)

4.13

Third Amendment, dated February 27, 2015, to the Petrochemical Naphtha Purchase and Sale Contract, dated as of July 24, 2009, between Petróleo Brasileiro S.A. and Braskem S.A. (English translation). (*Confidential treatment has been requested for certain portions omitted from this exhibit pursuant to Rule 24b-2 under the Securities Exchange Act of 1934, as amended. Confidential portions of this Exhibit have been separately filed with the Securities and Exchange Commission.)

12.01	Certification of Principal Executive Officer dated April 24, 2015 pursuant to Exchange Act Rules 13a-15(e) and 15d-15(e).
12.02	Certification of Principal Financial Officer dated April 24, 2015 pursuant to Rules 13a-15(e) and 15d-15(e).
13.01

Certifications of Principal Executive Officer and Principal Financial Officer dated April 24, 2015 pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

15.01	Consent letter of Independent Registered Public Accounting Firm.
99.01	Disclosure of Mine Safety and Health Administration Safety Data.

PRESENTATION OF FINANCIAL STATEMENTS

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

Braskem’s management has assessed the effectiveness of the Company’s internal controls over financial reporting as of December 31, 2014 based on the criteria established in Internal Control – “Integrated Framework” issued by the Committee of Sponsoring Organizations of the Treadway Commission (“COSO” 2013) and, based on such criteria, Braskem´s management has concluded that, as of December 31, 2014, the Company´s internal control over financial reporting is effective.

(b)  Attestation report of the registered public accounting firm.

The effectiveness of the Company’s internal control over financial reporting as of December 31, 2014 has been audited by PricewaterhouseCoopers Auditores Independentes, an independent registered public accounting firm, as stated in their report which appears herein.

February 12, 2015

By: /s/ Carlos José Fadigas de Souza Filho	/s/ Mario Augusto da Silva
Name: Carlos José Fadigas de Souza Filho	Name: Mario Augusto da Silva
Title: Chief Executive Officer	Title: Chief Financial Officer

Report of Independent Registered

Public Accounting Firm

To the Board of Directors and Shareholders of

Braskem  S.A.

In our opinion, the accompanying consolidated balance sheets and the related consolidated statements of income and comprehensive income, of shareholders’ equity and of cash flows present fairly, in all material respects, the financial position of Braskem S.A. and its subsidiaries at December 31, 2014 and 2013, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2014 in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board.  Also in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2014, based on criteria established in Internal Control - Integrated Framework 2013 issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). The Company's management is responsible for these financial statements, for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying “Management’s Report on Internal Control over Financial Reporting”.  Our responsibility is to express opinions on these financial statements and on the Company's internal control over financial reporting based on our integrated audits.

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

Salvador, February 12, 2015, except as it relates to Note 34 - Subsequent events, as to which the date of our report is April 24, 2015.

/s/PricewaterhouseCoopers

Auditores Independentes

CRC 2SP000160/O-5 "F" BA

/s/Fábio Cajazeira Mendes

Contador CRC 1SP196825/O-0 “S” BA

Braskem S.A.

Balance sheet at December 31

All amounts in thousands of reais

Assets	Note	2014	2013
	2.1		Revised
Current assets
Cash and cash equivalents	5	3,993,359	4,335,859
Financial investments	6	89,729	86,719
Trade accounts receivable	7	2,692,612	2,810,520
Inventories	8	5,368,146	5,033,593
Taxes recoverable	10	2,129,837	2,237,213
Dividends and interest on capital			150
Prepaid expenses		99,469	62,997
Related parties	9	66,616	124,487
Insurance claims	16.2	33,555	34,101
Other receivables		287,876	233,808

		14,761,199	14,959,447

Non-current assets held for sale	1(a)		37,681

		14,761,199	14,997,128

Non-current assets
Financial investments	6	42,494	20,779
Trade accounts receivable	7	25,050	61,875
Advances to suppliers	8	68,988	116,714
Taxes recoverable	10	1,045,428	1,285,990
Deferred income tax and social contribution	19	870,206	1,123,313
Judicial deposits		230,945	209,910
Related parties	9	138,501	133,649
Insurance claims		143,932	139,497
Derivatives operations	16.2	39,350	137,345
Other receivables		91,905	141,526
Investments in subsidiaries and jointly-controlled investments	11	120,024	115,385
Other investments		6,511	6,501
Property, plant and equipment	12	29,001,490	25,413,548
Intangible assets	13	2,835,728	2,912,630

		34,660,552	31,818,662

Total assets		49,421,751	46,815,790

The Management notes are an integral part of the financial statements.

Braskem S.A. Balance sheet at December 31 All amounts in thousands of reais	Continued

Liabilities and shareholders' equity	Note	2014	2013
	2.1		Revised

Current liabilities
Trade payables		10,852,410	10,421,687
Borrowings	14	1,418,542	1,248,804
Project finance	15	26,462	25,745
Derivatives operations	16.2	95,626	95,123
Payroll and related charges		533,373	490,816
Taxes payable	17	203,392	445,424
Dividends		215,888	131,799
Advances from customers		99,750	297,403
Sundry provisions	20	88,547	105,856
Post-employment benefits	21	336,357	158,137
Other payables	22	212,945	174,007

		14,083,292	13,594,801

Non-current liabilities
Borrowings	14	18,918,021	17,353,687
Project finance	15	7,551,033	4,705,661
Derivatives operations	16.2	594,383	396,040
Taxes payable	17	30,699	902,875
Ethylene XXI Project Loan	18	792,188	370,420
Deferred income tax and social contribution	19	603,490	863,405
Post-employment benefits	21	69,176	44,054
Advances from customers		88,402	152,635
Sundry provisions	20	505,677	449,694
Other payables	22	291,040	301,184

		29,444,109	25,539,655

Shareholders' equity	24
Capital		8,043,222	8,043,222
Capital reserve		232,430	232,430
Revenue reserves		736,180	410,149
Other comprehensive income		(2,924,057)	(1,092,691)
Treasury shares		(48,892)	(48,892)

Total attributable to the Company's shareholders		6,038,883	7,544,218

Non-controlling interest in Braskem Idesa		(144,533)	137,116

		5,894,350	7,681,334

Total liabilities and shareholders' equity		49,421,751	46,815,790

The Management notes are an integral part of the financial statements.

Braskem S.A.

Statement of operations

Years ended December 31

All amounts in thousands of reais, except earnings (loss) per share

	Note	2014	2013	2012

Continued operations	26
Net sales revenue		46,031,389	40,969,490	36,160,327
Cost of products sold		(40,057,341)	(35,820,761)	(32,709,068)

Gross profit		5,974,048	5,148,729	3,451,259

Income (expenses)
Selling and distribution	30	(1,155,800)	(1,000,749)	(990,365)
General and administrative	30	(1,210,124)	(1,077,934)	(1,071,029)
Research and development	30	(138,441)	(115,812)	(106,197)
Results from equity investments	11(c)	3,929	(3,223)	(25,807)
Other operating income (expenses), net	28	95,596	(211,090)	333,457

Operating profit		3,569,208	2,739,921	1,591,318

Financial results	29
Financial expenses		(2,745,864)	(2,549,111)	(3,926,209)
Financial income		355,221	773,138	531,928

		(2,390,643)	(1,775,973)	(3,394,281)

Profit (loss) before income tax and
social contribution		1,178,565	963,948	(1,802,963)

Current and deferred income tax and social contribution	19	(452,264)	(456,910)	783,111
		(452,264)	(456,910)	783,111

Profit (loss) for the period of continued operations		726,301	507,038	(1,019,852)

Discontinued operations results
Profit from discontinued operations				424,860
Current and deferred income tax and social contribution				(143,313)
				281,547

Profit (loss) for the year		726,301	507,038	(738,305)

Attributable to:
Company's shareholders		864,064	509,697	(731,143)
Non-controlling interest in Braskem Idesa		(137,763)	(2,659)	(7,162)

Profit (loss) for the year		726,301	507,038	(738,305)

                        The Management notes are an integral part of the financial statements.

Braskem S.A.

Statement of comprehensive income

Years ended December 31

All amounts in thousands of reais

	Note	2014	2013	2012

Profit (loss) for the year		726,301	507,038	(738,305)

Other comprehensive income or loss:
Items that will be reclassified subsequently to profit or loss
Fair value of cash flow hedge		(352,700)	(127,520)	16,238
Income tax and social contribution		116,532	40,120	(5,522)
		(236,168)	(87,400)	10,716

Exchange variation of foreign sales hedge	16.2.1(b.ii)	(2,775,852)	(2,303,540)
Income tax and social contribution		917,518	783,204
		(1,858,334)	(1,520,336)

Foreign currency translation adjustment		147,453	221,270	78,780

Total		(1,947,049)	(1,386,466)	89,496

Items that will not be reclassified to profit or loss
Defined benefit plan actuarial (loss) gain			169	(18,204)
Income tax and social contribution				6,388

Total			169	(11,816)

		(1,947,049)	(1,386,297)	77,680

Total comprehensive income (loss) for the year		(1,220,748)	(879,259)	(660,625)

Attributable to:
Company's shareholders - continued operations		(939,099)	(890,241)	(952,128)
Company's shareholders - discontinued operations				281,547
Non-controlling interest in Braskem Idesa		(281,649)	10,982	9,956

Total comprehensive income (loss) for the year		(1,220,748)	(879,259)	(660,625)

		Basic and diluted
	Note	2014	2013	2012

Profit (loss) per share attributable to the shareholders of the Company
of continued operations at the end of the year (R$)	25
Earnings per share - common		1.0857	0.6403	(1.2718)
Earnings per share - preferred shares class "A"		1.0857	0.6403	(1.2718)
Earnings per share - preferred shares class "B"		0.6062	0.6062

Profit (loss) per share attributable to the shareholders of the Company of discontinued operations at the end of the year (R$)
Earnings per share - common				0.3536
Earnings per share - preferred shares class "A"				0.3536

Profit (loss) per share attributable to the shareholders of the Company at the end of the year (R$)
Earnings per share - common		1.0857	0.6403	(0.9182)
Earnings per share - preferred shares class "A"		1.0857	0.6403	(0.9182)
Earnings per share - preferred shares class "B"		0.6062	0.6062

The Management notes are an integral part of the financial statements.

Braskem S.A.

Statement of changes in equity

All amounts in thousands of reais

		Attributed to shareholders' interest
				Revenue reserves								Total
						Unrealized		Additional	Other			Braskem	Non-controlling	Total
			Capital	Legal	Tax	profit	Retained	dividends	comprehensive	Treasury	Accumulated	shareholders'	interest in	shareholders'
	Note	Capital	reserve	reserve	incentives	reserve	earnings	proposed	income	shares	loss	interest	Braskem Idesa	equity

At December 31, 2011		8,043,222	845,998	87,710	4,547	16,457		482,593	315,586	(60,217)	28,692	9,764,588	215,322	9,979,910

Comprehensive income for the year:
Loss for the year											(731,143)	(731,143)	(7,162)	(738,305)
Fair value of cash flow hedge, net of taxes									10,716			10,716		10,716
Foreign currency translation adjustment									61,662			61,662	17,118	78,780
									72,378		(731,143)	(658,765)	9,956	(648,809)

Equity valuation adjustments
Realization of deemed cost of jointly-controlled investment, net of taxes									(952)		952
Realization of additional property, plant and equipment price-level restatement, net of taxes									(27,236)		27,236
Actuarial loss with post-employment benefits, net of taxes									(11,816)			(11,816)		(11,816)
									(40,004)		28,188	(11,816)		(11,816)

Contributions and distributions to shareholders:
Additional dividends approved at Shareholders’ Meeting								(482,593)				(482,593)		(482,593)
Capital loss from non-controlling interest in Braskem Idesa													(17,962)	(17,962)
Write-off non-controlling by investments sale													(125,420)	(125,420)
Loss on interest in subsidiary									(5,917)			(5,917)	5,917
Write-off gain on interest in subsidiary by sale									(4,632)			(4,632)		(4,632)
Repurchase of treasury shares										(36,694)		(36,694)		(36,694)
Cancellation of shares			(48,019)							48,019
Absorption of losses				(87,710)	(4,547)	(16,457)					108,714
			(48,019)	(87,710)	(4,547)	(16,457)		(482,593)	(10,549)	11,325	108,714	(529,836)	(137,465)	(667,301)

At December 31, 2012		8,043,222	797,979						337,411	(48,892)	(565,549)	8,564,171	87,813	8,651,984

Comprehensive income for the year:
Profit for the year											509,697	509,697	(2,659)	507,038
Exchange variation of foreign sales hedge, net of taxes									(1,520,336)			(1,520,336)		(1,520,336)
Fair value of cash flow hedge, net of taxes									(85,020)			(85,020)	(2,380)	(87,400)
Foreign currency translation adjustment									205,249			205,249	16,021	221,270
									(1,400,107)		509,697	(890,410)	10,982	(879,428)

Equity valuation adjustments
Realization of deemed cost of jointly-controlled investment, net of taxes									(27,236)		27,236
Realization of additional property, plant and equipment price-level restatement, net of taxes									(967)		967
Actuarial loss with post-employment benefits, net of taxes									169			169		169
									(28,034)		28,203	169		169

Contributions and distributions to shareholders:
Absorption of losses			(565,549)								565,549
Capital loss from non-controlling interest in Braskem Idesa													38,321	38,321
Loss on interest in subsidiary									(1,961)			(1,961)		(1,961)
Legal reserve				26,895							(26,895)
Mandatory minimum dividends											(127,751)	(127,751)		(127,751)
Additional dividends proposed								354,842			(354,842)
Retained earnings							28,412				(28,412)
			(565,549)	26,895			28,412	354,842	(1,961)		27,649	(129,712)	38,321	(91,391)

At December 31, 2013		8,043,222	232,430	26,895			28,412	354,842	(1,092,691)	(48,892)		7,544,218	137,116	7,681,334

Braskem S.A. Statement of changes in equity All amounts in thousands of reais	Continued

		Attributed to shareholders' interest
				Revenue reserves								Total
						Unrealized		Additional	Other			Braskem	Non-controlling	Total
			Capital	Legal	Tax	profit	Retained	dividends	comprehensive	Treasury	Accumulated	shareholders'	interest in	shareholders'
	Note	Capital	reserve	reserve	incentives	reserve	earnings	proposed	income	shares	loss	interest	Braskem Idesa	equity
At December 31, 2013		8,043,222	232,430	26,895			28,412	354,842	(1,092,691)	(48,892)		7,544,218	137,116	7,681,334

Comprehensive income for the year:
Profit for the year											864,064	864,064	(137,763)	726,301
Exchange variation of foreign sales hedge, net of taxes									(1,743,396)			(1,743,396)	(114,938)	(1,858,334)
Fair value of cash flow hedge, net of taxes									(204,647)			(204,647)	(31,521)	(236,168)
Foreign currency translation adjustment									144,880			144,880	2,573	147,453
									(1,803,163)		864,064	(939,099)	(281,649)	(1,220,748)

Equity valuation adjustments
Realization of additional property, plant and equipment price-level restatement, net of taxes									(27,238)		27,238
Realization of deemed cost of jointly-controlled investment, net of taxes									(965)		965
									(28,203)		28,203

Contributions and distributions to shareholders:
Prescribed dividends											682	682		682
Additional dividends approved by the General Meeting	24(e.1)							(354,842)				(354,842)		(354,842)
Legal reserve	24(e.1)			44,647							(44,647)
Mandatory minimum dividends	24(e.1)										(212,076)	(212,076)		(212,076)
Additional dividends proposed	24(e.1)							270,517			(270,517)
Retained earnings	24(e.1)						365,709				(365,709)
				44,647			365,709	(84,325)			(892,267)	(566,236)		(566,236)

At December 31, 2014		8,043,222	232,430	71,542			394,121	270,517	(2,924,057)	(48,892)		6,038,883	(144,533)	5,894,350

The Management notes are an integral part of the financial statements.

Braskem S.A.

Statement of cash flows

Years ended December 31

All amounts in thousands of reais

	Note	2014	2013	2012

Profit (loss) before income tax and social contribution
and after of discontinued operations results		1,178,565	963,948	(1,378,103)

Adjustments for reconciliation of profit (loss)
Depreciation, amortization and depletion		2,056,362	2,056,088	1,924,265
Results from equity investments	11(c)	(3,929)	3,223	25,807
Interest and monetary and exchange variations, net		2,183,896	1,341,770	2,442,973
Gain from divestment in subsidiary	28	(277,338)
Other		9,805	9,175	294,199

		5,147,361	4,374,204	3,309,141

Changes in operating working capital
Held-for-trading financial investments		(19,057)	97,693	16,716
Trade accounts receivable		144,087	(492,851)	(625,130)
Inventories		(270,351)	(927,435)	(566,025)
Taxes recoverable		486,082	(448,378)	(458,763)
Prepaid expenses		(36,472)	(8,915)	49,707
Other receivables		27,832	(27,019)	(529,103)
Trade payables		(419,476)	742,649	2,165,530
Taxes payable		(539,262)	(127,443)	(430,789)
Advances from customers		(261,886)	6,344	206,044
Sundry provisions		38,674	139,858	94,382
Other payables		677,071	307,603	384,224

Cash from operations		4,974,603	3,636,310	3,615,934

Interest paid		(1,044,593)	(1,123,691)	(1,006,840)
Income tax and social contribution paid		(138,144)	(54,828)	(37,283)

Net cash generated by operating activities		3,791,866	2,457,791	2,571,811

Proceeds from the sale of fixed assets		10,646	2,576	115,846
Proceeds from the sale of investments	1(a)	315,000	689,868
Cash effect of discontinued operations		-	9,985	(141,348)
Acquisitions of investments in subsidiaries and associates		(55)	(86)
Acquisitions to property, plant and equipment	12(a)	(5,301,778)	(5,656,440)	(2,792,853)
Acquisitions of intangible assets	13	(30,269)	(25,748)	(15,734)
Held-for-maturity financial investments		29,380	25,645	(218)

Net cash used in investing activities		(4,977,076)	(4,954,200)	(2,834,307)

Short-term and long-term debt
Obtained borrowings		6,174,678	6,317,022	6,665,938
Payment of borrowings		(6,692,638)	(7,300,718)	(5,493,015)
Project finance	15
Obtained funds		1,894,507	4,562,343
Dividends paid		(482,147)	(35)	(482,051)
Non-controlling interests in Braskem Idesa		-	35,628	(20,295)
Repurchase of treasury shares				(36,694)

Net cash provided by financing activities		894,400	3,614,240	633,883

Exchange variation on cash of foreign subsidiaries		(51,690)	(69,594)	(36,037)

Increase (decrease) in cash and cash equivalents		(342,500)	1,048,237	335,350

Represented by
Cash and cash equivalents at the beginning for the year		4,335,859	3,287,622	2,952,272
Cash and cash equivalents at the end for the year		3,993,359	4,335,859	3,287,622

Increase (decrease) in cash and cash equivalents		(342,500)	1,048,237	335,350

The Management notes are an integral part of the financial statements.

Braskem S.A.

Management notes to the financial statements

at December 31, 2014

All amounts in thousands of reais, except as otherwise stated

1                    Operations

Braskem S.A. together with its subsidiaries (hereinafter “Braskem” or “Company”) is a public company headquartered in Camaçari, Bahia (“BA”), which jointly with its subsidiaries, operates 36 industrial units, 29 of which in the Brazilian states of Alagoas (“AL”), BA, Rio de Janeiro (“RJ”), Rio Grande do Sul (“RS”) and São Paulo (“SP”), five are located in the United States, in the states of Pennsylvania, Texas and West Virginia and two are located in Germany, in the cities Wesseling and Schkopau. These units produce thermoplastic resins – polyethylene (“PE”), polypropylene (“PP”) and polyvinyl chloride (“PVC”), as well as basic petrochemicals.

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

The issue of these financial statements was authorized by the Company’s Board of Directors on February 11, 2015, except with respect to the subsequent events described in Note 34 as to which the date of authorization for issuance is April 24, 2015.

(a)               Significant corporate and operating events impacting these financial statements

On December 31, 2013, the Company entered into a share sales agreement with Odebrecht Ambiental (“OA”), through which it sold its interest in the subsidiary Distribuidora de Águas Triunfo S.A. (“DAT”) for R$315 million, which were received over the course of the second quarter of 2014. The assets of DAT were shown in the balance sheet of December 31, 2013 as “non-current assets held for sale.” The sale price agreed upon by the parties was evaluated by a specialized company, which issued a favorable opinion of the price.

On February 3, 2014, the Extraordinary Shareholders’ Meeting of DAT approved the change in its management and consequently the transfer of the management of the operations from Braskem to OA, upon the recognition of a gain of R$277,338 (Note 28).

(b)               Solvay Indupa

On December 17, 2013, the Company entered into a share sales agreement (“Agreement”) with Solvay Argentina S.A. (“Solvay Argentina”), through which it committed to acquire, upon the fulfillment of certain conditions provided for in the Agreement ("Acquisition"), 70.59% of the total and voting capital of Solvay Indupa S.A.I.C. (“Solvay Indupa”). On November 12, Brazil’s antitrust agency Conselho Administrativo de Defesa Econômica (“CADE”) rejected the transaction.

(c)               Naphtha agreement with Petrobras

On August 29, 2014, Braskem and Petrobras executed a new amendment to the naphtha supply agreement dated July 24, 2009. The amendment is valid through February 2015 and maintained the formula for determining the naphtha price provided for in said agreement. The amendment also established that if a new price formula is adopted in a new agreement, it would be applied to the purchases made during the period in which the amendment was valid. As of the date on which the issue of these financial statements was authorized, Braskem and Petrobras had not concluded their negotiations of a new agreement.

Braskem S.A.

Management notes to the financial statements

at December 31, 2014

All amounts in thousands of reais, except as otherwise stated

2                    Summary of significant accounting policies

The principal accounting policies applied consistently in the preparation of these financial statements are described in the notes of the items on which they have impacts.

2.1              Basis of preparation and presentation of the financial statements

The financial statements have been prepared under the historical cost convention and were adjusted, when necessary, to reflect the fair value of assets and liabilities.

The preparation of financial statements requires the use of certain estimates. It also requires Management to exercise its judgment in the process of applying the Company’s accounting policies. The areas involving a higher degree of judgment or complexity, or areas where assumptions and estimates are significant to the consolidated financial statements are disclosed in Note 3.

The Company started to include in its balance sheet the net value, per legal entity, of the amounts related to deferred income and social contribution tax assets and liabilities on its profit, due to due legal right of each entity to offset these amounts. The balance sheet at December 31, 2013 was revised to reflect such adjustment, as shown below:

			2013
Balance sheet		Revised
	Published	effects	Revised
Assets
Current	14,997,128		14,997,128

Non-current
Deferred income tax and social contribution	2,653,606	(1,530,293)	1,123,313
Other non-current assets	30,695,349		30,695,349
	33,348,955	(1,530,293)	31,818,662

Total assets	48,346,083	(1,530,293)	46,815,790

Liabilities and equity
Current	13,594,801		13,594,801

Non-current
Deferred income tax and social contribution	2,393,698	(1,530,293)	863,405
Other liabilities	24,676,250		24,676,250
	27,069,948	(1,530,293)	25,539,655

Equity	7,681,334		7,681,334

Total liabilities and equity	48,346,083	(1,530,293)	46,815,790

Braskem S.A.

Management notes to the financial statements

at December 31, 2014

All amounts in thousands of reais, except as otherwise stated

2.1.1        Consolidated financial statements

The consolidated financial statements were prepared and presented in accordance with the International Financial Reporting Standards “IFRS” issued by the International Accounting Standards Board “IASB”.

(a)               Consolidation

The consolidated financial statements comprise the financial statements of the Braskem S.A. and the following entities:

		Total interest - %

		Headquarters	2014	2013	2012
Direct and Indirect subsidiaries
Alclor Química de Alagoas Ltda ("Alclor")		Brazil	100.00	100.00	100.00
Braskem America Finance Company ("Braskem America Finance")		USA	100.00	100.00	100.00
Braskem America, Inc. (“Braskem America”)		USA	100.00	100.00	100.00
Braskem Argentina S.A. (“Braskem Argentina”)		Argentina	100.00	100.00	100.00
Braskem International GmbH ("Braskem Austria")		Austria	100.00	100.00	100.00
Braskem Austria Finance GmbH ("Braskem Austria Finance")		Austria	100.00	100.00	100.00
Braskem Chile Ltda. ("Braskem Chile")		Chile	100.00	100.00	100.00
Braskem Europe GmbH ("Braskem Alemanha")		Germany	100.00	100.00	100.00
Braskem Finance Limited (“Braskem Finance”)		Cayman Islands	100.00	100.00	100.00
Braskem Idesa S.A.P.I ("Braskem Idesa")		Mexico	75.00	75.00	75.00
Braskem Idesa Servicios S.A. de CV ("Braskem Idesa Serviços")		Mexico	75.00	75.00	75.00
Braskem Importação e Exportação Ltda. ("Braskem Importação")		Brazil	100.00	100.00	100.00
Braskem Incoporated Limited ("Braskem Inc")		Cayman Islands	100.00	100.00	100.00
Braskem Mexico, S. de RL de CV ("Braskem México")		Mexico	100.00	100.00	100.00
Braskem Mexico Servicios S. RL de CV ("Braskem México Serviços")		Mexico	100.00	100.00
Braskem Netherlands B.V (“Braskem Holanda”)		Netherlands	100.00	100.00	100.00
Braskem Participações S.A. ("Braskem Participações")		Brazil	100.00	100.00	100.00
Braskem Petroquímica Chile Ltda. (“Petroquímica Chile”)		Chile	100.00	100.00	100.00
Braskem Petroquímica Ibérica, S.L. ("Braskem Espanha")		Spain	100.00	100.00	100.00
Braskem Petroquímica Ltda ("Braskem Petroquímica")		Brazil	100.00	100.00	100.00
Braskem Qpar S.A.	(i)	Brazil		100.00	100.00
Common Industries LTD. ("Common")	(ii)	Uruguay		100.00	100.00
DAT	(iii)	Brazil		100.00
IQ Soluções e Química S.A. ("Quantiq")		Brazil	100.00	100.00	100.00
IQAG Armazéns Gerais Ltda ("IQAG")		Brazil	100.00	100.00	100.00
Lantana Trading Co. Inc. (“Lantana”)		Bahamas	100.00	100.00	100.00
Norfolk Trading S.A. (“Norfolk”)		Uruguay	100.00	100.00	100.00
Politeno Empreendimentos Ltda. (“Politeno Empreendimentos”)		Brazil	100.00	100.00	100.00
Rio Polímeros S.A. ("Riopol")		Brazil			100.00

Specific Purpose Entity ("SPE")
Fundo de Investimento Multimercado Crédito Privado Sol (“FIM Sol”)		Brazil	100.00	100.00	100.00

(i)         Merged into the parent company in December 2014 (Note 1(a.ii)).

(ii)        Dissolved in September 2014.

(iii)      Divested in 2014 (Note 1(a.i)).

Braskem S.A.

Management notes to the financial statements

at December 31, 2014

All amounts in thousands of reais, except as otherwise stated

(a.i)     Foreign currency translation

(a)               Functional and presentation currency

The functional and presentation currency of the Company is the real.

(b)               Functional currency other than the Brazilian real

Some subsidiaries and a jointly controlled subsidiary have a different functional currency from that of the Braskem S.A., as follows:

Functional currency

Subsidiaries
Braskem Alemanha, Braskem Austria e Braskem Austria Finance	Euro
Braskem America e Braskem America Finance	U.S.dollar
Braskem Idesa , Braskem Idesa Serviços, Braskem México e Braskem México Serviços	Mexican peso

Jointly-controlled investments
Propileno Del Sur S.A. ("Propilsur")	U.S.dollar

The other subsidiaries adopt the Brazilian real as functional currency.

(c)               Exchange variation effects

The main effects from exchange variation that impacted these financial statements are shown below:

	End of period rate at December 31			Average rate
	2014	2013	Variation	2014	2013	Variation
U.S. dollar - Brazilizan real	2.6562	2.3426	13.39%	2.3547	2.1605	8.99%
U.S. dollar - Mexican peso	14.7180	13.1005	12.35%	13.3113	12.7692	4.24%
U.S. dollar - Euro	0.8231	0.7261	13.37%	0.7545	0.7532	0.17%

2.2              New or revised pronouncements with first-time adoption in 2014

IFRS 10, IFRS 12 and IAS 27 – "Investment Entities" – Braskem does not have this type of investment.

IFRS 8 – “Segment Information” – in December 2013, the International Accounting Standards Board (IASB) issued a review that introduced two changes, namely: aggregations of operating segments and reconciliation of total reportable assets with the total assets of the Company. The adoption of these changes to the rule did not have any impact on these financial statements.

IFRS 13 – “Fair value measurement” – in December 2013, a revision of this rule was issued that removed the paragraph addressing the measurement of short-term assets and liabilities without embedded interest rates reported by the invoiced amounts. The adoption did not have any impact on these financial statements.

IAS 24 – “Related parties” – in December 2013, as part of the review, the IASB revised the definition and the requirements for the disclosure of key managers. The adoption did not have any impact on these financial statements.

Braskem S.A.

Management notes to the financial statements

at December 31, 2014

All amounts in thousands of reais, except as otherwise stated

IAS 38 – “Intangible assets” – in December 2013, the IASB issued a review clarifying the accumulated amortization at the date of a revaluation. This change is not applicable to Braskem.

IAS 32 – “Financial Instruments: Presentation” – in December 2011, the IASB issued a review providing further clarification to the application guidance in IAS 32 on the requirement to offset financial assets and liabilities in the balance sheet. The adoption did not have any impact on these financial statements.

IFRIC 21 – “Levies” – in May 2013, the IASB issued an interpretation regarding the fees and taxes charged by public authorities on entities that operate in a specific market. The adoption of this rule did not have any impact on these financial statements.

2.3              Rules, changes and interpretations of standards that are not yet in force

Rules, changes and interpretations of standards that currently are not in force and have not been adopted early by the Company:

IAS 16 and IAS 38 – “Property, plant and equipment” and “Intangible assets” – in May 2014, said accounting rules were revised to clarify the prohibition of the use of revenue-based methods for depreciation or amortization. The Company conducted an evaluation of the changes, which did not have any impacts on the financial statements.

IFRS 10 and IAS 28 – “Consolidated financial statements” and “Investments in Associates, Subsidiaries and Jointly Controlled Entities” – in September 2014, a revision was issued proposing that gains or losses resulting from the sale or contribution of a subsidiary that does not constitute a business, as defined in IFRS 3, between an investor and its subsidiary or jointly-controlled company is recognized only in the share of the unrelated investors in the subsidiary or jointly-controlled companies.

IFRS 7 – “Financial Instruments: Disclosures” – in September 2014, the IASB revised rule IFRS 7, which adds additional guidance for servicing contracts to decide when said contract represents continuing involvement and that the additional disclosure requirements are not specifically for interim periods.

IFRS 9 – “Financial instruments” – in July 2014, a review of the rule introduced the classification and measurement, impairment and hedge accounting in a single document, following a single measurement and classification logic, reflecting a business model in which these are managed and the characteristics of cash flows. The concept of provisioning for losses based on future expectations recognition of the impairment of financial assets, will be at a more opportune moment.

IFRS 15 – “Revenue from contracts with customers” – in May 2014, the accounting standard for the recognition of revenue from contracts with customers was issued. The Company conducted an evaluation of the standard, believes that this did not have any impacts on the financial statements.

3                    Application of critical estimates and judgments

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

The Company makes a series of other estimates that are presented in the respective notes, such as allowance for doubtful accounts, fair-value adjustment of inventories and provision for repairing environmental damage.

Braskem S.A.

Management notes to the financial statements

at December 31, 2014

All amounts in thousands of reais, except as otherwise stated

In order to provide an understanding of the way the Company forms its judgments on future events, the variables and assumptions used in critical estimates are presented below:

3.1              Deferred income tax and social contribution

The recognition and the amount of deferred taxes assets depend on the generation of future taxable income, which requires the use of an estimate related to the Company’s future performance. These estimates are included in the business plan, which is annualy submitted for approval by the Board of Directors. This plan is prepared by the Executive Board using as main variables the price of the products manufactured by the Company, prices of raw materials, gross domestic product, exchange variation, interest rate, inflation rate and fluctuations in the supply and demand of inputs and finished products. These variables are obtained from expert external consultants, historical performance of the Company and its capacity to generate taxable income, internal programs focused on operational efficiency, and specific incentives from the Brazilian government for the petrochemical sector in Brazil.

3.2              Fair value of derivative and non-derivative financial instruments

The Company evaluates the derivative financial instruments at their fair value and the main sources of information are the stock exchanges, commodities and futures markets, disclosures of the Central Bank of Brazil and quotation services like Bloomberg and Reuters. Nevertheless, the high volatility of the foreign exchange and interest rate markets in Brazil caused, in certain periods, significant changes in future rates and interest rates over short periods of time, leading to significant changes in the market value of swaps and other financial instruments.

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

3.3              Useful life of assets

The Company recognizes the depreciation and depletion of its long-lived assets based on their useful life estimated by independent appraisers and approved by the Company’s technicians taking into consideration the experience of these professionals in the management of Braskem’s plants. The useful lives initially established by independent appraisers are reviewed at the end of every year by the Company’s technicians in order to check whether they need to be changed. This analysis indicated that the useful lives applied in 2014 should be maintained in 2015.

The main factors that are taken into consideration in the definition of the useful life of the assets that compose the Company’s industrial plants are the information of manufacturers of machinery and equipment, level of the plants’ operations, quality of preventive and corrective maintenance and the prospects of technological obsolescence of assets.

The Company’s management also decided that (i) depreciation should cover all assets value because when the equipment and installations are no longer operational, they are sold by amounts that are immaterial; and (ii) land is not depreciated because it has an indefinite useful life.

Braskem S.A.

Management notes to the financial statements

at December 31, 2014

All amounts in thousands of reais, except as otherwise stated

The useful lives applied to the assets determined the following average depreciation and depletion rates:

	(%)
	2014	2013
Buildings and improvements	3.38	3.42
Machinery, equipment and installations	7.29	7.23
Mines and wells	8.83	8.96
Furniture and fixtures	10.82	10.28
IT equipment	20.15	21.21
Lab equipment	9.59	9.30
Security equipment	9.79	9.83
Vehicles	19.91	20.02
Other	18.19	15.86

3.4              Impairment test and analysis

(a)               Tangible and intangible assets with defined useful lives

On the balance sheet date, the Company makes an analysis to determine if there is indicators that the accounting blance of long-lived tangible assets and intangible assets with defined useful lives may not be recoverable. This analysis is conducted to assess the likelihood of scenarios that could adversely affect its cash flow and the recovering on the invested assets. The scenarios arise from issues of a macroeconomic, legal, competitive or technological nature.

Some significant aspects of this analysis include: (i) the possibility of an oversupply of products manufactured by the Company or of a significant reduction in demand due to adverse economic factors; (ii) the prospects of material fluctuations in the prices of products and inputs; (iii) the likelihood of the development of new technologies or raw materials that could materially reduce production costs and consequently impact sales prices, ultimately leading to the obsolescence of the industrial facilities of the Company; and (iv) changes in the general regulatory environment that make the production process of Braskem infeasible or that significantly impact the sale of its products. For this analysis, the Company maintains an in-house team with a more strategic vision of the business and also remains in permanent contact with a team of external consultants. If the aforementioned variables indicate significant risks to cash flows, the Management of Braskem conducts impairment tests in accordance with Note 3.4(b).

The assets are allocated to the Cash Generating Units (“CGU”) as follows:

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

Braskem S.A.

Management notes to the financial statements

at December 31, 2014

All amounts in thousands of reais, except as otherwise stated

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

USA and Europe operating segment:

•           CGU Polypropylene USA: represented by assets of PP plants located in the United States;

•           CGU Polypropylene Europe: represented by assets of PP plants located in the Europe;

Chemical Distribution operating segment:

•           represented by assets of the subsidiaries Quantiq and IQAG.

(b)               Intangible assets with indefinite useful lives

The balances of goodwill from future profitability arising from business combinations and intangible assets with indefinite useful lives are tested for impairment once a year. These tests are based on the projected cash generation for a five-year period, which are extracted from the business plan of the Company and cited in Note 3.1. In addition to cash flow is also used discount rate based on the weighted average cost of capital (“WACC”). This rate, adjusted for inflation, is the rate to perpetuity, without real growth.

The goodwill allocated to the Polyolefins operating segment (Note 13) was generated in a business combination that resulted in the simultaneous acquisition of polypropylene and polyethylene plants. The main raw materials of these plants were already supplied by the Company, which allowed for the obtainment of significant synergies in the operation. These synergies were one of the main drivers of that acquisition. Accordingly, the Company’s management tested this goodwill for impairment in the operating segment since the benefits of the synergies are associated with all units acquired.

The remaining existing goodwill is allocated to the UNIB South CGU and to the Vinyls operating segment (Note 13).

3.5              Provisions and contingent liabilities

Existing contingent liabilities and provisions are mainly related to discussions in the judicial and administrative spheres arising from primarily labor, pension, civil and tax lawsuits and administrative procedures.

The Management of Braskem, based on the opinion of its external legal advisors, classifies these proceedings in terms of probability of loss as follows:

Probable loss – these are proceedings for which there is a higher probability of loss than of a favorable outcome, i.e., the probability of loss exceeds 50%. For these proceedings, the Company recognizes a provision that is determined as follows:

(i)       labor claims – the amount of the provision corresponds to the amount to be disbursed as estimated by the Company’s legal counsels;

Braskem S.A.

Management notes to the financial statements

at December 31, 2014

All amounts in thousands of reais, except as otherwise stated

(ii)     tax claims - the amount of the provision corresponds to the value of the matter plus charges corresponding to the variation in the Selic rate; and

(iii)   other claims – the amount of the provision corresponds to the value of the matter.

Possible loss – these are proceedings for which the possibility of loss is greater than remote. The loss may occur, however, the elements available are not sufficient or clear to allow for a conclusion on whether the trend is for a loss or a gain. In percentage terms, the probability of loss is between 25% and 50%. For these claims, except for the cases of business combinations, the Company does not recognize a provision and mentions the most significant ones in a note to the financial statements (Note 23). In business combination transactions, in accordance with the provision in IFRS 3, the Company records the fair value of the claims based on the assessment of loss (Note 20). The amount of the provision corresponds to the value of the matter, plus charges corresponding to the variation in the Selic rate, multiplied by the probability of loss, as determined by our external counsels.

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

3.6              Hedge accounting

The Company designated foreign-denominated liabilities (financing and trade accounts payable) to hedge future exports. The transaction involves two main critical estimates and judgments: sales and the refinancing, rollover or substitution of the designated liabilities. In the case of exports, these are provided for in the business plan of the Company (Note 3.1), since constitute part of its strategy and are inherent to its business. This is confirmed by the historical data series for exports. In the case of liabilities, the Company imports around 30% of the naphtha it consumes and has in the export market a permanent source for financing its projects to expand and maintain its production capacity. The maintenance of a minimum level of net liabilities in U.S. dollar is provided for in the Financial Policy of the Company.

Braskem Idesa designated all of the financing it obtained for the construction of its industrial plant to protect part of its sales to be made in the same currency as said financing, the U.S. dollar. The sales estimate are contemplated in the project that was presented to the lenders, which verified the consistency of the projection and in turn granted Braskem Idesa a financing line to be paid exclusively using the cash generated by these sales. All the commercial considerations of the project were based on market studies conducted by expert consulting firms during the feasibility-analysis phase.

4                    Risk management

Braskem is exposed to market risks arising from variations in commodity prices, foreign exchange rates and interest rates, credit risks of its counterparties in cash equivalents, financial investments and trade accounts receivable, and liquidity risks to meet its obligations from financial liabilities.

Braskem adopts procedures for managing market and credit risks that are in conformity with its Financial Policy approved by the Board of Directors on August 9, 2010. The purpose of risk management is to protect the cash flows of Braskem and reduce the threats to the financing of its operating working capital and investment programs.

Braskem S.A.

Management notes to the financial statements

at December 31, 2014

All amounts in thousands of reais, except as otherwise stated

4.1              Market risks

Braskem prepares a sensitivity analysis for foreign exchange rate and interest rate risks to which it is exposed, which is presented in Note 16.4.

(a)               Exposure to commodity risks

Braskem is exposed to the variation in the prices of various commodities (naphta, PP, PE, PVC, etc.) and, in general, seeks to transfer the variations caused by fluctuations in market prices.

(b)               Exposure to foreign exchange risk

Braskem has commercial operations denominated in or pegged to foreign currencies. Braskem’s inputs and products have prices denominated in or strongly influenced by international prices of commodities, which are usually denominated in U.S. dollar. Additionally, Braskem has long-term loans in foreign currencies that expose it to variations in the foreign exchange rate between the functional currency (Brazilian real, Mexican peso and Euro) and the foreign currency, in particular the U.S. dollar. Braskem manages its exposure to foreign exchange risk through the combination of debt, financial investments, accounts receivable and raw material purchases denominated in foreign currencies and through derivative operations. Braskem’s financial policy for managing foreign exchange risks provides for the maximum and minimum coverage limits that must be observed and which are continuously monitored by its Management.

On December 31, 2014, Braskem prepared sensitivity analyses for exposures to the risk of fluctuation in U.S. dollar, as informed in Note 16.4.

(c)               Exposure to interest rate risk

Braskem is exposed to the risk that a variation in floating interest rates causes an increase in its financial expense due to payments of future interest. Debt denominated in foreign currency subject to floating rates is mainly subject to fluctuations in Libor. Debt denominated in local currency is mainly subject to the variation in the Long-Term Interest Rate (“TJLP”) and in the Interbank Certificate of Deposit (“daily CDI”) rate.

In the year, Braskem held swap contracts (Note 16.2.1) in which it: (i) receives the pre-contractual rate and pays the CDI overnight rate; and (ii) receives Libor and pays a fixed rate.

On December 31, 2014, Braskem prepared a sensitivity analysis for the exposure to the floating interest rates Libor, CDI and TJLP, as informed in Notes 16.4(b.1) and (b.2).

Braskem S.A.

Management notes to the financial statements

at December 31, 2014

All amounts in thousands of reais, except as otherwise stated

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

On December 31, 2014, Braskem held netting contracts with Banco Citibank S.A., HSBC Bank Brasil S.A. – Banco Múltiplo, Banco Itaú BBA S.A., Banco Safra S.A., Banco Santander S.A.,  Banco Votorantim S.A., Banco West LB do Brasil S.A., Banco Caixa Geral – Brasil S.A., and Banco Bradesco S.A.  Approximately 31% of the amounts held in cash and cash equivalents (Note 5) and financial investments (Note 6) are contemplated by these agreements, whose related liabilities are accounted for under “borrowings” (Note 14). The effective netting of these amounts is possible only in the event of default by one of the parties.

With respect to the credit risk of customers, Braskem protects itself by performing a rigorous analysis before granting credit and obtaining secured and unsecured guarantees when considered necessary.

The maximum exposure to credit risk of non-derivative financial instruments on the reporting date is the sum of their carrying amounts less any provisions for impairment losses. On December 31, 2014, the balance of trade accounts receivable was net of allowance for doubtful accounts of R$322,831 (R$282,753 in 2013) (Note 7).

4.3              Liquidity risk

Braskem has a calculation methodology to determine operating cash and minimum cash for the purpose of, respectively: (i) ensuring the liquidity needed to comply with obligations of the following month; and (ii) ensuring that the Company maintains liquidity during potential crises. These amounts are calculated mainly based on the projected operating cash generation, less short-term debts and working capital needs.

Braskem has two revolving credit lines for the purpose of managing liquidity risks, which may be used without restrictions in the amounts of: (i) US$750 million for a period of five years as from December 2014; and (ii) US$500 million for a period of three years as from September 2014. These credit facilities enable Braskem to reduce the amount of cash it holds. As of December 31, 2014, none of these credit lines had been used.

The table below shows Braskem’s financial liabilities by maturity. These amounts are calculated from undiscounted cash flows and may not be reconciled with the balance sheet.

		Maturity
		Until	Between one and	Between two and	More than
	Note	one year	two years	five years	five years	Total

Trade payables		11,038,788				11,038,788
Borrowings		1,495,374	3,365,142	5,432,193	22,685,686	32,978,395
Project finance		40,949	668,275	1,342,785	9,514,958	11,566,967
Derivatives		95,626	(39,219)	633,602		690,009
Ethylene XXI Project Loan					792,188	792,188
Other payables	(i)	44,545	252,424			296,969
At December 31, 2014		12,715,282	4,246,622	7,408,580	32,992,832	57,363,316

(i)         Amounts payable to BNDES Participações S.A. (“BNDESPAR”) (Note 22).

Braskem S.A.

Management notes to the financial statements

at December 31, 2014

All amounts in thousands of reais, except as otherwise stated

4.4              Capital management

The ideal capital structure, according to Braskem’s Management, considers the balance between own capital and the sum of all payables less the amount of cash and cash equivalents and financial investments. This composition meets the Company’s objectives of perpetuity and of offering an adequate return to shareholders and other stakeholders. This structure also permits borrowing costs to remain at adequate levels to maximize shareholder remuneration.

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

5                    Cash and cash equivalents

	2014	2013

Cash and banks (i)	227,237	987,824
Cash equivalents:
Domestic market	2,253,648	1,906,790
Foreign market (i)	1,512,474	1,441,245
Total	3,993,359	4,335,859

(i)         On December 31, 2014, it includes cash and banks of R$26,830 (R$656,427 in 2013) and cash equivalents of R$307,034 (R$153,448 in 2013) of the subsidiary Braskem Idesa, available for use in its project (Note 15).

Cash and cash equivalents include cash in hand, deposits held at call with banks and highly liquid investments with maturities of three months or less. They are convertible into a known amount and subject to an inmaterial risk of change in value.

Cash equivalents in Brazil are mainly represented by fixed-income instruments and time deposits held by the exclusive FIM Sol fund. The cash equivalents abroad comprise fixed–income instruments issued by first-class financial institutions (time deposit) with high market liquidity.

6                    Financial investments

		2014	2013
Held-for-trading
Investments in FIM Sol		85,573	61,670
Other		4,155	4,943
Held-to-maturity
Quotas of investment funds in credit rights		42,495	40,696
Time deposit investment			189
Investments in foreign currency	(i)	399,005	469,376
Compensation of investments in foreign currency	(i)	(399,005)	(469,376)
Total		132,223	107,498

In current assets		89,729	86,719
In non-current assets		42,494	20,779
Total		132,223	107,498

Braskem S.A.

Management notes to the financial statements

at December 31, 2014

All amounts in thousands of reais, except as otherwise stated

(i)         On December 31, 2014, Braskem Holanda had financial investments held to maturity that are irrevocably offset, by an export prepayment agreement of the Braskem S.A., in the amount of US$150 million, as provided for in the credit assignment agreement entered into between these two companies and Banco Bradesco. This accounting offset was carried out in accordance with IAS 32, which provide for the possibility of offsetting financial instruments when there is intent and rightfully executable right to realize an asset and settle a liability simultaneously.

7                    Trade accounts receivable

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

	2014	2013
Consumers
Domestic market	1,523,458	1,578,008
Foreign market	1,517,035	1,577,140
Allowance for doubtful accounts	(322,831)	(282,753)
Total	2,717,662	2,872,395

In current assets	2,692,612	2,810,520
In non-current assets	25,050	61,875
Total	2,717,662	2,872,395

The breakdown of trade accounts receivable by maturity is as follows:

	2014	2013

Accounts receivables not past due	2,256,932	2,650,938
Past due securities:
Up to 90 days	531,966	246,740
91 to 180 days	45,271	8,393
As of 180 days	206,324	249,077
	3,040,493	3,155,148
Allowance for doubtful accounts	(322,831)	(282,753)
Total customers portfolio	2,717,662	2,872,395

The changes in the balance of the allowance for doubtful accounts are presented below:

	2014	2013	2012

Balance of provision at the beginning of the year	(282,753)	(256,884)	(253,607)
Provision in the year	(81,078)	(27,333)	(53,255)
Write-offs	41,000	23,250	27,374
Write-off by investment sale			818
Transfers (of) to non-current assets held for sale		(21,786)	21,786
Balance of provision at the end of the year	(322,831)	(282,753)	(256,884)

The methodology adopted by the Company for recognizing the provision for impairment is based on the history of losses and considers the sum of (i) 100% of the amount of receivables past due for over 180 days; (ii) 50% of the amount of receivables past due for over 90 days; (iii) 100% of the amount of receivables under judicial collection (iv) all the receivables from the first renegotiation maturing within more than 24 months; and (v) 100% of the receivables arising from a second renegotiation with customers. Receivables from related parties are not considered in this calculation. This methodology is revised on an annual basis by the Management of the Company.

Braskem S.A.

Management notes to the financial statements

at December 31, 2014

All amounts in thousands of reais, except as otherwise stated

8                    Inventories

	2014	2013

Finished goods	3,681,204	3,429,979
Raw materials, production inputs and packaging	1,067,512	1,113,272
Maintenance materials	247,327	230,822
Advances to suppliers	346,885	236,672
Imports in transit and other	94,206	139,562
Total	5,437,134	5,150,307

In current assets	5,368,146	5,033,593
In non-current assets	68,988	116,714
Total	5,437,134	5,150,307

Inventories are stated at the lower between the average acquisition or production cost or at the estimated retail or sales price, net of taxes, whichever is lower. The Company determines the cost of its production using the absorption method.

A portion of the final inventory of finished products and raw materials was adjusted to fair value is less than the cost of production/acquisition. This adjustment was R$83,265 (2013 – R$12,333). For this estimate, the Company considers the purchase/sale price projected for the period during which it expects to sell or consume the product. This period is determined based on the historical data for the turnover of the respective inventory.

Advances to suppliers and expenditures with imports in transit are mainly related to operations for the acquisition of raw materials.

9                    Related parties

The Company carries out transactions among themselves and with other related parties in the ordinary course of its operations and activities. The Company believes that all the conditions set forth in the contracts with related parties meet the Company’s interests. To ensure that these contracts present terms and conditions that are as favorable to the Company as those it would enter into with any other third parties is a permanent objective of Braskem’s management.

Braskem S.A.

Management notes to the financial statements

at December 31, 2014

All amounts in thousands of reais, except as otherwise stated

		2014				2013				2012
		Associated companies, Jointly-controlled investment and Related companies				Associated companies, Jointly-controlled investment and Related companies				Associated companies, Jointly-controlled investment and Related companies

		Odebrecht and	Petrobras and			Odebrecht and	Petrobras and			Odebrecht and	Petrobras and
Balance sheet		subsidiaries	subsidiaries	Other	Total	subsidiaries	subsidiaries	Other	Total	subsidiaries	subsidiaries	Other	Total
Assets
Current
Cash and cash equivalents				1,486,360	1,486,360			1,396,323	1,396,323
Trade accounts receivable		4,347	104,857	33,009	142,213	440	99,018	26,503	125,961
Inventories	(i)	108,929	123,377		232,306	35,473	42,013		77,486
Related parties		55	66,375	186	66,616	78,068	46,232	187	124,487
Other				4,535	4,535	1,963		150	2,113

Non-current
Advances to suppliers		68,988			68,988	116,714			116,714
Related parties
Intracompany loan			138,501		138,501		67,348		67,348
Other receivabels							66,301		66,301
Other	(ii)					665,851			665,851
Total assets		182,319	433,110	1,524,090	2,139,519	898,509	320,912	1,423,163	2,642,584

Liabilities
Current
Trade payables		459,412	1,497,675		1,957,087	533,498	1,833,040	3,106	2,369,644
Total liabilities		459,412	1,497,675		1,957,087	533,498	1,833,040	3,106	2,369,644

Transactions
Sales of products		82,750	1,817,056	326,586	2,226,392	23,707	1,369,882	344,625	1,738,214		1,227,344	198,932	1,426,276
Purchases of raw materials, finished goods		-
services and utilities		3,631,198	18,183,600	70,700	21,885,498	284,433	15,980,040	44,265	16,308,738	276,193	16,783,645	286,963	17,346,801
Financial income (expenses)			964		964		4,525		4,525		4,304	786	5,090
General and administrative expenses
Post-employment benefits
Odebrecht previdência Privada ("Odeprev")				20,695	20,695			19,703	19,703			24,898	24,898
Gain from divestment of asset	(iii)	277,338			277,338
Total transactions		3,991,286	20,001,620	417,981	24,410,887	308,140	17,354,447	408,593	18,071,180	276,193	18,015,293	511,579	18,803,065

(i) Amount related to advances to raw material suppliers. (ii) Amount in "Property, plant and equipment", related to work in progress. (iii) Amount related to divestment in subsidiary (Note 1(a)).

Braskem S.A.

Management notes to the financial statements

at December 31, 2014

All amounts in thousands of reais, except as otherwise stated

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

Pursuant to Brazilian Corporations Law, officers and directors are prohibited from: (i) performing any acts of liberality with the use of the Company’s assets and in its detriment; (ii) intervening in any operations in which these officers and directors have a conflict of interest with the Company or in resolutions in which they participate; and (iii) receiving, based on their position, any type of personal advantage from third parties, directly or indirectly, without statutory authorization or the general meeting.

The related parties that have significant relationship with the Company are as follows:

•           Construtora Norberto Odebrecht S.A. (“CNO”): subsidiary of Odebrecht

•           Odebrecht Ambiental: subsidiary of Odebrecht

•           Petrobras: shareholder of Braskem

The transactions with related parties, except wholly owned subsidiaries of the Company, are summarized below:

•           CNO:

(i)       Braskem – in May 2014, an alliance agreement was signed for maintenance services with duration of four years and estimated value of R$121 million;

(ii)     Braskem Idesa – an agreement was executed on September 28, 2012, for the engineering, procurement and construction services of the Ethylene XXI Project for an estimated value of US$3 billion and duration through 2015; and

(iii)   Braskem – the lease agreement for the floors in the building where the offices of Braskem are located in São Paulo came into force as of January 1, 2014. The agreement is worth R$226,217 and is valid through December 2028.

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

Braskem S.A.

Management notes to the financial statements

at December 31, 2014

All amounts in thousands of reais, except as otherwise stated

•           Petrobras:

(i)       Naphtha

Braskem maintains an agreement with Petrobras for the acquisition of naphtha, as cited in Note 1.

(ii)     Propylene

Braskem has propylene supply agreements with Petrobras for the Company’s plants located in the Petrochemical Complexes of Triunfo, Rio de Janeiro and São Paulo. These agreements provide for the full supply of approximately 910,000 metric tons of propylene a year. The contracted propylene price is based on various international references linked to the most important markets for propylene and polypropylene, particularly the U.S., European and Asian markets.

(iii)   Ethane, propane, light refinery hydrocarbons (“HLR”) and electricity

The Company has an agreement with Petrobras for the supply of 392,500 metric tons of ethane a year, 392,500 metric tons of propane a year, 438,000 Nm³/year of HLR and 306.6 GWh of electricity a year in 2014 and 204.4 GWh a year in 2015.

(b)              Key management personnel

The Company considers “Key management personnel” to be the members of the Board of Directors and the Executive Board, composed of the CEO and vice-presidents. Not all the members of the Executive Board are members of the statutory board.

Non-current liabilities	2014	2013

Long-term incentives	-	2,333
Total	-	2,333

Income statement transactions	2014	2013	2012
Remuneration
Short-term benefits to employees and managers	35,963	35,380	35,026
Post-employment benefit	256	275	214
Long-term incentives	560	15	565
Total	36,779	35,670	35,805

(i)       In a meeting held on May 7, 2014, the Board of Directors approved the termination of the long-term incentive plan. The plan had been created in September 2005 and was not based on the Company’s shares. Through this plan, members of strategic programs could acquire securities issued by the Company called “Certificates of Investment Units”. These securities did not entitle their holder to the status of Braskem shareholder or to any rights or privileges inherent to such status, especially voting and other political rights. The amount paid to terminate the plan, including participants not designated as “Key management personnel” was R$14,002.

Braskem S.A.

Management notes to the financial statements

at December 31, 2014

All amounts in thousands of reais, except as otherwise stated

10                Taxes recoverable

		2014	2013
Brazil
IPI		20,456	28,701
Value-added tax on sales and services (ICMS) - normal operations	(a)	413,066	729,500
ICMS - credits from PP&E		136,308	123,354
Social integration program (PIS) and social contribution on revenue (COFINS) - normal operations	(b)	675,983	710,357
PIS and COFINS - credits from PP&E		244,194	269,006
Income tax and social contribution (IR and CSL)		692,723	536,460
REINTEGRA program	(c)	263,771	267,049
Federal supervenience	(d)	170,264	231,432
Other		9,217	51,892

Other countries
Value-added tax	(e)	547,947	572,432
Other		1,336	3,020
Total		3,175,265	3,523,203

Current assets		2,129,837	2,237,213
Non-current assets		1,045,428	1,285,990
Total		3,175,265	3,523,203

(a)               ICMS – normal operations

The Company has accumulated ICMS credits over the past few years arising mainly from domestic sales subject to deferred taxation and export sales.

The Management of the Company has been prioritizing a series of actions to maximize the use of these credits and currently does not expect losses on their realization. These include the maintenance of the terms of the agreements with the states in which the Company produces petrochemical products in order to defer the ICMS tax levied on naphtha purchases, which increases the effective monetization of the balances.

(b)               PIS and COFINS

The Company has PIS and COFINS tax credits arising materially from the incentivized domestic outflows and exports.

The realization of these credits occurs in two ways: (i) offset of overdue or falling due liabilities related to taxes levied by the Federal Revenue Service; or (ii) cash reimbursement.

(c)               REINTEGRA Program

The REINTEGRA program aims to refund to exporters the federal taxes levied on the production chain for goods sold abroad. The amount to be refunded is equivalent to 3% of all export revenue and such credits may be made in two ways: (i) by offsetting own debits overdue or undue related to taxes levied by the Federal Revenue Service; or (ii) by a cash reimbursement.

In accordance with Provisional Presidential Decree (“MP”) 601/12, the program was valid until December 31, 2013. However, MP 651/14, which was converted into Federal Law 13,043/14, determined the new starting date of the program as from October 1, 2014, similarly to what had been established by MP 601.

Braskem S.A.

Management notes to the financial statements

at December 31, 2014

All amounts in thousands of reais, except as otherwise stated

In the fiscal year ended December 31, 2014, the Company recognized credits in the amount of R$65,701 (R$229,742 in 2013) and offset the amount of R$69,192 (R$180,468 in 2013). In the Statement of Operations, credits are recognized in the item “Cost of Products Sold.”

(d)               Federal supervenience

This item includes credits arising from legal discussions regarding the legality and constitutionality of various taxes and contributions in which the Company has already obtained a favorable ruling or has unquestionable jurisprudence in its favor.

(e)               Value added tax – subsidiaries abroad

On December 31, 2014, this line included:

(i)     R$16,185 from sales by Braskem Alemanha to other countries. These credits are reimbursed in cash by the local government; and

(ii)   R$483,668 from purchases of machinery and equipment for the Ethylene XXI project (Note 16). These credits will be reimbursed in cash by the local government after validating the credits according to established tax procedures. In the fourth quarter of 2014, Braskem Idesa was reimbursed in the amount of R$634,911 (US$250,454 thousand).

Braskem S.A.

Management notes to the financial statements

at December 31, 2014

All amounts in thousands of reais, except as otherwise stated

11                Investments

(a)               Information on investments

		Adjusted net profit (loss)			Adjusted
	Interest in total	for the year			equity
	capital (%) - 2014	2014	2013	2012	2014	2013

Jointly-controlled investment
Refinaria de Petróleo Riograndense S.A.("RPR")	33.20	(3,166)	1,871	24,335	125,955	124,980
Odebrecht Comercializadora de Energia S.A. ("OCE")	20.00	129	402		734	689
Propilsur	49.00	(72)	(4,445)	(556)	121,547	109,300

Associates
Borealis	20.00	7,246	5,492	16,102	174,433	166,746
Companhia de Desenvolvimento
Rio Verde ("Codeverde")	35.97	(596)	(596)	(596)	46,342	46,342

(b)               Changes in investments

			Dividends		Currency
	Balance at	Capital	and interest	Effect	translation	Balance at
	Dec/2013	increase	on equity	of results	adjustments	Dec/2014

Associates
Borealis	33,349			1,538		34,887
	33,349			1,538		34,887

Jointly-controlled investments
Propilsur	40,398			(29)	2,796	43,165
RPR	41,500			(1,050)	1,374	41,824
OCE	138	55	(3)	(42)		148
	82,036	55	(3)	(1,121)	4,170	85,137

Total	115,385	55	(3)	417	4,170	120,024

(c)                Breakdown of equity accounting results

	Consolidated
	2014	2013	2012

Equity in results of subsidiaries, associate and jointly-controlled investments	3,929	(3,223)	(22,199)
Other			(3,608)
	3,929	(3,223)	(25,807)

Braskem S.A.

Management notes to the financial statements

at December 31, 2014

All amounts in thousands of reais, except as otherwise stated

(d)               Summarized information of the subsidiary not full Braskem Idesa

Balance sheet
Assets	2014	2013	Liabilities	2014	2013
Current			Current
Cash and cash equivalents	333,864	809,875	Trade payables	620,953	590,429
Inventories	238,193	116,691	Project finance	26,462	25,745
Taxes recoverable	499,173	544,420	Other payables	101,596	87,519
Other receivables	96,350	144,160		749,011	703,693
	1,167,580	1,615,146
Non-current			Non-current
Other receivables	219,010	142,699	Project finance	7,551,033	4,705,661
Property, plant and equipment	9,260,814	5,684,813	Loan agreements	2,921,275	1,481,359
	9,479,824	5,827,512	Other payables	4,210	3,479
				10,476,518	6,190,499

			Shareholders' equity	(578,125)	548,466

Total assets	10,647,404	7,442,658	Total liabilities and shareholders' equity	10,647,404	7,442,658
					-

Statement of operations			Statement of cash flows
	2014	2013		2014	2013
Gross profit	5,320	2,294	Cash flows from operating activities
Operating expenses, net	(52,834)	(31,113)	Cash generated by operating activities	812,826	(204,798)
Financial results	(420,512)	38,095	Interest paid	(336,998)	(98,272)
Profit (loss) before income tax	(468,026)	9,276	Net cash generated (used) by operating activities	475,828	(303,070)
Income tax	(83,030)	(19,911)
Loss for the year	(551,056)	(10,635)	Net cash used in investing activities	(3,465,621)	(4,052,864)
			Net cash provided by financing activities
			Project finance	1,894,507	4,562,343
			Related parties	653,118	463,859
			Capital increase		153,285
				2,547,625	5,179,487

			Exchange variation on cash	(33,843)	(61,533)

			Increase (decrease) in cash and cash equivalents	(476,011)	762,020

			Represented by
			Cash and cash equivalents at the beginning for the year	809,875	47,855
			Cash and cash equivalents at the end for the year	333,864	809,875

			Increase (decrease) in cash and cash equivalents	(476,011)	762,020

Braskem S.A.

Management notes to the financial statements

at December 31, 2014

All amounts in thousands of reais, except as otherwise stated

12                Property, plant and equipment

(a)               Change

	Land	Buildings and Improvements	Machinery, Equipment and Facilities	Projects and Stoppage in Progress	Other	Total

Cost	428,908	1,830,245	25,671,115	8,832,906	936,228	37,699,402
Accumulated depreciation/depletion		(783,084)	(11,044,102)		(458,668)	(12,285,854)
Balance as of December 31, 2013	428,908	1,047,161	14,627,013	8,832,906	477,560	25,413,548

Acquisitions		28,630	107,855	4,540,352	1,779	4,678,616
Capitalized financial charges				623,162		623,162
Foreign currency translation adjustment	7,642	7,770	88,533	130,629	3,777	238,351
Transfers by concluded projects		32,373	779,078	(936,794)	125,343
Other, net of depreciation/depletion	(10)		(3,097)	(10,780)	1,736	(12,151)
Depreciation / depletion		(65,159)	(1,790,563)		(84,314)	(1,940,036)
Net book value	436,540	1,050,775	13,808,819	13,179,475	525,881	29,001,490
Cost	436,540	1,899,018	26,581,334	13,179,475	1,065,324	43,161,691
Accumulated depreciation/depletion	-	(848,243)	(12,772,515)		(539,443)	(14,160,201)
Balance as of December 31, 2014	436,540	1,050,775	13,808,819	13,179,475	525,881	29,001,490

On December 31, 2014, the main project in progress is located in Mexico, through the subsidiary Braskem Idesa (Note 15).

The financial charges are capitalized on the balance of the projects in progress using (i) an average funding rate of all borrowings; and (ii) the portion of the foreign exchange variation that corresponds to a possible difference between the average rate of financing in the internal market and the rate mentioned in item (i).

The machinery, equipment and facilities of the Company require inspections, replacement of components and maintenance in regular intervals. The Company makes shutdowns in regular intervals that vary from two to six years to perform these activities. These shutdowns can involve the plant as a whole, a part of it, or even relevant pieces of equipment, such as industrial boilers, turbines and tanks. Shutdowns that take place every six years, for example, are usually made for the maintenance of industrial plants as a whole. Expenses with each scheduled shutdown are included in property, plant and equipment items that were the subject matter of the stoppage and are fully depreciated until the beginning of the following related stoppage. The expenditures with personnel, the consumption of small materials, maintenance and the related services from third parties are recorded, when incurred, as production costs. Property, plant and equipment items are depreciated on a straight-line basis. Projects in progress are not depreciated. Depreciation begins when the assets are available for use.

Based on the analysis cited in Note 3.4(a), the Management of Braskem believes that the plants will operate at their full capacity, or close to it, within the projected period, therefore impairment tests of these assets were not necessary. The prices of products manufactured by the Company are quoted in international markets and adjust to the prices of raw materials to preserve the historical margins of the business.

Braskem S.A.

Management notes to the financial statements

at December 31, 2014

All amounts in thousands of reais, except as otherwise stated

13                Intangible assets

	Goodwill
	based on			Costumers
	expected future	Brands	Software	and Suppliers
	profitability	and Patents	licenses	Agreements	Total
Cost	3,187,722	208,574	473,560	712,499	4,582,355
Accumulated amortization	(1,128,804)	(82,176)	(244,924)	(213,821)	(1,669,725)
Balance as of December 31, 2013	2,058,918	126,398	228,636	498,678	2,912,630

Acquisitions		10	30,058	201	30,269
Foreign currency translation adjustment		1,186	3,783	17,011	21,980
Other, net of amortization		3,267	(6,148)		(2,881)
Amortization		(8,951)	(50,766)	(66,553)	(126,270)
Net book value	2,058,918	121,910	205,563	449,337	2,835,728
Cost	3,187,722	213,031	497,813	729,711	4,628,277
Accumulated amortization	(1,128,804)	(91,121)	(292,250)	(280,374)	(1,792,549)
Balance as of December 31, 2014	2,058,918	121,910	205,563	449,337	2,835,728

Average annual rates of amortization		5.93%	10.04%	6.00%

The Company adopts the following accounting practice for each class of intangible assets:

(a)               Goodwill based on future profitability

The existing goodwill was determined in accordance with the criteria established by the accounting practices adopted in Brazil before the adoption of the IFRS pronouncements and represent the excess of the amount paid over the amount of equity of the entities acquired.

The Company’s goodwill was systematically amortized until December 2008. As from 2009, it has been subject to annual impairment tests in accordance with the provisions in IAS 36. On December 31, 2014, the goodwill of the Company is allocated at the CGU of UNIB-South and at the Polyolefins and Vinyls operating segments.

The CGU UNIB-South belongs to the Basic Petrochemicals operating segment, which is divided into three CGUs. The other CGU, called UNIB-Bahia and UNIB-Southeast do not have goodwill allocated.

In October 2014, Braskem conducted an impairment test of the goodwill using the value in use method (discounted cash flow) and did not identify any loss, as shown in the table below:

			Book value
	Allocated goodwill	Cash flow (CF)	(with goodwill and work capital)	CF/Book value
CGU and operating segments
CGU - UNIB - South	926,854	8,132,990	1,965,601	4.1
Operating segment - Polyolefins	939,711	23,443,616	6,130,688	3.8
Operating segment - Vinyls	192,353	4,173,987	3,452,561	1.2

The premises adopted to determine the discounted cash flow are described in Note 3.4(a).The WACC used was of 13.76% p.a..

Braskem S.A.

Management notes to the financial statements

at December 31, 2014

All amounts in thousands of reais, except as otherwise stated

(b)               Sensitivity analysis

Given the potential impact on cash flows of the “discount rate” and the “growth rate in perpetuity”, Braskem conducted a sensitivity analysis based on changes in these variables, with cash flows shown in the table below:

		-0,5% on
	+0,5% on	growth rate
	discount rate	to perpetuity
CGU and operating segments
CGU - UNIB - South	7,702,066	7,670,081
Operating segment - Polyolefins	22,400,570	22,323,151
Operating segment - Vinyls	3,986,779	3,972,884

(c)               Intangible assets with defined useful lives

(c.1)     Trademarks and patents

The technologies acquired from third parties, including those acquired through business combination, are recorded at the cost of acquisition and/or fair value and other directly attributed costs, net of accumulated amortization and provision for impairment, when applicable. Technologies that have defined useful lives and are amortized using the straight-line method based on the term of the purchase agreement (between 10 and 20 years). Expenditures with research and development are accounted for in profit or loss as they are incurred.

(c.2)     Contractual customer and supplier relationships

Contractual customer and supplier relationships arising from a business combination were recognized at fair value at the respective acquisition dates. These contractual customer and supplier relationships have a finite useful life and are amortized using the straight-line method over the term of the respective purchase or sale agreement (between 14 and 28 years).

(c.3)     Software

All software booked has defined useful life estimated between 3 and 10 years and is amortized using the straight-line method. Costs associated with maintaining computer software programs are recognized in profit or loss as incurred.

Braskem S.A.

Management notes to the financial statements

at December 31, 2014

All amounts in thousands of reais, except as otherwise stated

14                Borrowings

	Annual financial charges
		Average interest (unless otherwise stated)
	Monetary restatement		2014	2013
Foreign currency
Bonds and Medium term notes (MTN)	Note 14 (a)	Note 14 (a)	11,776,438	10,432,526
Advances on exchange contracts	US dollar exchange variation	0.88%		117,132
Export prepayment	Note 14 (b)	Note 14 (b)	427,074	540,744
BNDES	Note 14 (c)	Note 14 (c)	396,439	453,065
Export credit notes	Note 14 (d)	Note 14 (d)	956,010	843,060
Working capital	US dollar exchange variation	1.59% above Libor	633,104	633,632
Other	US dollar exchange variation	4.00% above Libor		1,268
Other	Exchange variation (UMBNDES)
Other	US dollar exchange variation
Transactions costs			(260,656)	(81,375)

Local currency
Export credit notes	Note 14 (d)	Note 14 (d)	2,435,839	2,528,077
BNDES	Note 14 (c)	Note 14 (c)	3,137,035	2,464,987
BNB/ FINAME/ FINEP/ FUNDES		6.54%	762,757	658,372
BNB/ FINAME/ FINEP/ FUNDES	TJLP	0.47%	8,512	16,093
Fundo de Desenvolvimento do Nordeste (FDNE)		6.50%	51,090
Other		0.04%	26,928
Transactions costs			(14,007)	(5,090)
Total			20,336,563	18,602,491

Current liabilities			1,418,542	1,248,804
Non-current liabilities			18,918,021	17,353,687
Total			20,336,563	18,602,491

(a)                 Bonds and MTN

		Issue amount		Interest
Issue date		(US$ in thousands)	Maturity	(% per year)	2014	2013
July-1997		250,000	June-2015	9.38	149,394	152,328
January-2004		250,000	January-2014	11.75		178,897
September-2006	(i)	275,000	January-2017	8.00	165,863	305,006
June-2008	(i)	500,000	June-2018	7.25	381,567	1,000,375
May-2010	(i)	400,000	May-2020	7.00	127,945	940,780
May-2010		350,000	May-2020	7.00	939,251	828,360
October-2010	(ii)	450,000	no maturity date	7.38	1,216,348	1,072,742
April-2011		750,000	April-2021	5.75	2,009,294	1,772,070
July-2011		500,000	July-2041	7.13	1,369,631	1,207,927
February-2012		250,000	April-2021	5.75	672,005	592,666
February-2012	(ii)	250,000	no maturity date	7.38	675,749	595,968
May-2012		500,000	May-2022	5.38	1,339,601	1,181,443
July-2012		250,000	July-2041	7.13	684,815	603,964
Feb-2014	(i)	500,000	February-2024	6.45	1,363,317
May-2014	(i)	250,000	February-2024	6.45	681,658
Total		5,725,000			11,776,438	10,432,526

(i)       The Bonds issued in February and May 2014 were primarily to refinance the Bonds issued in September 2006, June 2008 and May 2010. The issues in 2014 were considered as refinancing of previous debt in accordance with IFRS 9, and hence all expenses involved in structuring the operations, including premiums paid to holders of the refinanced bonds, were deemed transaction costs. These expenses, in the amount of R$206,136 are being amortized as financial expenses on a straight-line basis over the duration of the new Bonds.

(ii)     The perpetual Bonds issued in October 2010 and February 2012 may be redeemed, at Braskem’s discretion, in full or part, at any time after October 4, 2015, at 100% of the value of the principal plus any unpaid interest. In the case of partial redemption, a minimum of US$100 million of the principal must remain outstanding.

Braskem S.A.

Management notes to the financial statements

at December 31, 2014

All amounts in thousands of reais, except as otherwise stated

(b)                 Export prepayments (“EPP”)

		Initial amount
		of the transaction
Issue date		(US$ thousand)	Maturity	Charges (% per year)	2014	2013
December 2010	(i)	100,000	December-2017	US dollar exchange variation + semiannual Libor + 2.47		118,505
January 2013		200,000	November-2022	US dollar exchange variation + semiannual Libor + 2.47	427,074	422,239
Total		300,000			427,074	540,744

(i)       Settled early in June 2014.

(c)                 BNDES borrowings

Projects	Issue date	Maturity	Charges (% per year)	2014	2013

Foreign currency
Other	2006	October-2016	US dollar exchange variation + 6.90	4,795	6,533
Braskem Qpar expansion	2006/2007/2008	April-2016	US dollar exchange variation + 6.75 to 6.90	6,717	10,389
Green PE	2009	July-2017	US dollar exchange variation + 6.68	32,577	39,838
Limit of credit II	2009	January-2017	US dollar exchange variation + 6.68	61,946	80,826
New plant PVC Alagoas	2010	January-2020	US dollar exchange variation + 6.68	109,077	115,082
Limit of credit III	2011	October-2018	US dollar exchange variation + 6.52 to 6.55	141,894	159,917
Butadiene	2011	January-2021	US dollar exchange variation + 6.55	39,433	40,480
				396,439	453,065

Local currency
Other	2006	September-2016	TJLP + 2.80	31,376	49,294
Braskem Qpar expansion	2006/2007/2008	February-2016	TJLP + 2.15 to 3.30	40,617	75,867
Green PE	2008/2009	June-2017	TJLP + 0.00 to 4.78	198,608	280,631
Limit of credit II	2009	January-2017	TJLP + 2.58 to 3.58	162,815	240,915
Limit of credit II	2009	January-2021	4.00 to 4.50	93,875	10,763
New plant PVC Alagoas	2010	December-2019	TJLP + 0.00 to 3.58	293,568	352,364
New plant PVC Alagoas	2010	December-2019	5.50	33,414	40,091
Limit of credit III	2011	October-2019	TJLP + 0.00 to 3.58	1,331,699	969,715
Limit of credit III	2011	October-2019	SELIC + 2.58 to 2.78	260,508	82,362
Limit of credit III	2011	November-2019	3.50 to 6.00	250,505	228,583
Butadiene	2011	December-2020	TJLP + 0.00 to 3.45	115,225	134,402
Finem	2014	March-2021	TJLP + 2.78	192,827
Finem	2014	March-2021	SELIC + 2.78	129,326
Finem	2014	March-2021	6.00	2,672
				3,137,035	2,464,987

Total				3,533,474	2,918,052

Braskem S.A.

Management notes to the financial statements

at December 31, 2014

All amounts in thousands of reais, except as otherwise stated

(d)                 Export credit notes (“NCE”)

		Initial amount
Issue date		of the transaction	Maturity	Charges (% per year)	2014	2013

Foreign currency
November-2006	#####	167,014	May-2018	Us dollar exchange variation + 8.10	209,561	184,778
April-2007	#####	101,605	March-2018	Us dollar exchange variation + 7.87	135,220	119,255
May-2007	#####	146,010	May-2019	Us dollar exchange variation + 7.85	200,518	176,806
January-2008	#####	266,430	February-2020	Us dollar exchange variation + 7.30	410,711	362,221
		681,059			956,010	843,060

Local currency
April-2010	(i)	50,000	October-2021	105% of CDI	36,120	50,880
June-2010	(i)	200,000	October-2021	105% of CDI	144,481	203,521
February-2011	(i)	250,000	October-2021	105% of CDI	144,481	203,521
April-2011	(ii)	450,000	April-2019	112.5% of CDI	461,254	459,408
June-2011	(i)	80,000	October-2021	105% do CDI	57,792	81,408
August-2011	(ii)	400,000	August-2019	112.5% of CDI	404,309	403,513
June-2012	(i)	100,000	October-2021	105% of CDI	72,241	101,761
September-2012	(i)	300,000	October-2021	105% of CDI	216,722	305,282
October-2012	(i)	85,000	October-2021	105% of CDI	61,405	86,496
February-2013	(iii) e (v)	100,000	September-2017	8.00	101,161	101,183
February-2013	(iv)	50,000	February-2016	7.50		50,505
February-2013	(iii)	100,000	February-2016	8.00	101,161	101,010
February-2013	(iii) e (v)	50,000	September-2017	8.00	50,440	50,440
February-2013	(iii)	100,000	February-2016	8.00	101,096	100,923
March-2013	(iii)	50,000	March-2016	8.00	50,257	50,257
March-2013	(iv)	17,500	March-2016	8.00		17,583
August-2013	(iv)	10,000	August-2016	8.00		10,129
December-2013	(vi)	150,000	December-2016	8.00		150,257
June-2014	(iii)	50,000	June-2017	7.50	50,010
June-2014	(iii)	17,500	June-2017	8.00	17,504
June-2014	(iii)	10,000	June-2017	8.00	10,002
September-2014	-	100,000	August-2020	108% of CDI	103,579
November-2014	(iii)	150,000	November-2017	8.00	151,094
November-2014	-	100,000	April-2015	8.00	100,730
Total		2,970,000			2,435,839	2,528,077

(i)         In November 2014, the Company anticipated the installments for 2015 and 2016 of these contracts in the amount of R$290 million.

(ii)       The Company enters into swap transactions for these NCE contracts to offset the variation in the Interbank Certificate of Deposit (CDI) rate.

(iii)      The Company enters into swap transactions for these NCE contracts (67.10% to 92.70% of CDI).

(iv)      Financing settled early in June 2014.

(v)       In September 2014, these agreements were amended to change the expiration date from February 2016 to September 2017.

(vi)      Financing facility prepaid in November 2014.

Braskem S.A.

Management notes to the financial statements

at December 31, 2014

All amounts in thousands of reais, except as otherwise stated

(e)                 Payment schedule

The maturity profile of the long-term amounts is as follows:

	2014	2013

2015		1,121,998
2016	1,253,774	1,738,496
2017	1,528,616	1,576,790
2018	1,977,384	1,881,848
2019	1,997,887	1,479,686
2020	1,940,691	2,366,125
2021	2,947,526	2,561,516
2022	1,417,085	1,248,355
2023	7,652	1,676
2024	2,008,387	-
2025 and thereafter	3,839,019	3,377,197
Total	18,918,021	17,353,687

(f)                  Capitalized financial charges

In 2014, the Company capitalized financial charges presented in this note in the amount of R$95,542 (R$87,942 in 2013), including monetary variation and part of the exchange variation. The average rate of these charges in the year was 7.69% p.a. (7.40% p.a. in 2013).

(g)                 Guarantees

Braskem gave collateral for part of its borrowings as follows:

		Total	Total
Loans	Maturity	debt 2014	guaranteed	Guarantees

BNB	March-2023	488,052	488,052	Mortgage of plants, pledge of machinery and equipment
BNDES	January-2021	3,533,474	3,533,474	Mortgage of plants, land and property, pledge of machinery and equipment
FUNDES	June-2020	175,741	175,741	Mortgage of plants, land and property, pledge of machinery and equipment
FINEP	August-2023	104,751	104,751	Bank surety
FINAME	February-2022	2,725	2,725	Pledge of equipment
Total		4,304,743	4,304,743

Braskem S.A.

Management notes to the financial statements

at December 31, 2014

All amounts in thousands of reais, except as otherwise stated

15                Project finance

Braskem Idesa is constructing a plant in Mexico (Ethylene XXI Project), with capacity to produce around 750 kton of high-density polyethylene and 300 kton of low-density polyethylene using ethane as feedstock. The raw material will be supplied through an agreement with PEMEX-Gás for delivery of 66,000 barrels of ethane per day for 20 years.

In line with the Company’s financial policy, the investment is being financed under the Project finance mode, whereby the project loan must be paid exclusively with the cash generated by the project itself and shareholders provide limited guarantees. Thus, this financing has the usual guarantees of this type of operation such as assets, receivables, cash generation and other rights from the project, as well commitments by shareholders to inject a limited amount of capital to provide for eventual additional costs of the project.

The financing structure was concluded in December 2012, at the ratio of 70% debt and 30% equity. The total financing contracted to meet construction expenses and start project operation was US$3,193,095 thousand. In 2014, a total of R$1,894,507 (US$848,123 thousand) was released.

In 2014, Braskem Idesa capitalized the interest on this financing in the amount of R$527,620 (R$274,586 in 2013). The average rate of charges in the year was 7.76% p.a.

The breakdown of charges and final maturities is as follows:

	US$ thousands
Identification	Contract value	Value received	Maturity	Charges (% per year)	2014	2013
Project finance I	700,000	643,626	February-2027	Us dollar exchange variation + quarterly Libor + 3.25	1,716,943	1,141,515
Project finance II	210,000	141,637	February-2027	Us dollar exchange variation + 6.17	378,992	121,387
Project finance III	600,000	519,801	February-2029	Us dollar exchange variation + 4.33	1,388,166	621,410
Project finance IV	660,000	658,298	February-2029	Us dollar exchange variation + quarterly Libor + 3.88	1,757,438	1,298,791
Project finance V	400,000	367,787	February-2029	Us dollar exchange variation + quarterly Libor + 4.65	982,688	653,288
Project finance VI	90,000	57,624	February-2029	Us dollar exchange variation + quarterly Libor + 2.73	153,762	79,630
Project finance VII	533,095	490,163	February-2029	Us dollar exchange variation + quarterly Libor + 4.64	1,311,104	866,581
Transactions costs					(111,598)	(51,196)
Total	3,193,095	2,878,936			7,577,495	4,731,406

Current liabilities					26,462	25,745
Non-current liabilities					7,551,033	4,705,661
Total					7,577,495	4,731,406

Braskem S.A.

Management notes to the financial statements

at December 31, 2014

All amounts in thousands of reais, except as otherwise stated

The maturity profile of this long-term financing, by year of maturity, is as follows:

	2014	2013

2016	137,360	85,068
2017	417,129	254,883
2018	511,886	313,944
2019	533,244	327,391
2020	630,543	389,584
2021	722,211	447,535
2022	603,387	377,156
2023	797,728	493,770
2024	863,811	534,866
2025 and thereafter	2,333,734	1,481,464
Total	7,551,033	4,705,661

16                Financial instruments

16.1          Non-derivative financial instruments measured at fair value

			Fair value	Book value		Fair value
	Note	Classification by category	hierarchy	2014	2013	2014	2013

Cash and cash equivalents	5
Cash and banks				227,237	987,824	227,237	987,824
Financial investments in Brazil		Held-for-trading	Level 2	1,146,880	687,938	1,146,880	687,938
Financial investments in Brazil		Loans and receivables		1,106,768	1,218,852	1,106,768	1,218,852
Financial investments abroad		Held-for-trading	Level 2	1,512,474	1,441,245	1,512,474	1,441,245
				3,993,359	4,335,859	3,993,359	4,335,859

Financial investments	6
FIM Sol investments		Held-for-trading	Level 2	85,573	61,670	85,573	61,670
Other		Held-for-trading	Level 2	4,155	3,773	4,155	3,773
Investments in foreign currency		Held-to-maturity			189		189
Shares		Held-for-trading	Level 1		1,170		1,170
Quotas of receivables investment fund		Held-to-maturity		42,495	40,696	42,495	40,696
				132,223	107,498	132,223	107,498

Trade accounts receivable	7			2,717,662	2,872,395	2,717,662	2,872,395

Related parties credits	9	Loans and receivables		205,117	258,136	205,117	258,136

Trade payables				10,852,410	10,421,687	10,852,410	10,421,687

Borrowings	14
Foreign currency - Bond			Level 1	11,776,438	10,432,526	11,900,361	10,241,359
Foreign currency - other borrowings				2,412,627	2,588,901	2,412,627	2,588,901
Local currency				6,422,161	5,667,529	6,422,161	5,667,529
				20,611,226	18,688,956	20,735,149	18,497,789

Project finance	15			7,689,093	4,782,602	7,689,093	4,782,602

Ethylene XXI Project Loan	18			792,188	370,420	792,188	370,420

Other payables	22			296,969	275,743	296,969	275,743

Braskem S.A.

Management notes to the financial statements

at December 31, 2014

All amounts in thousands of reais, except as otherwise stated

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

(iii)  The fair value of borrowings is estimated by discounting future contractual cash flows at the market interest rate, which is available to Braskem in similar financial instruments.

(iv)  The fair values of the remaining assets and liabilities correspond to their book value.

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

Braskem S.A.

Management notes to the financial statements

at December 31, 2014

All amounts in thousands of reais, except as otherwise stated

16.2          Financial hedge instruments designated and not designated for hedge accounting

16.2.1    Changes

			Operation characteristics
		Fair value	Principal exposure		Balance at	Change in	Financial	Balance at
Identification	Note	hierarchy		Derivatives	2013	fair value	settlement	2014

Non-hedge accounting transactions
Commodity swap - Naphtha	0	Level 2	Fixed price	Variable price	(470)	5	465
Exchange swap	0	Level 2	Argentine peso	Dollar		1,383		1,383
Interest rate swaps	16.2.1 (a.i)	Level 2	Fixed rate	CDI	20,751	(12,966)	10,803	18,588
Deliverable Forward	0	Level 2	Euro	Dollar	(5,022)	2,448	4,804	2,230
					15,259	(9,130)	16,072	22,201

Hedge accounting transactions
Exchange swap	16.2.1 (b.i)	Level 2	CDI	Dollar+Interests	367,559	224,583	(31,314)	560,828
Commodity swap - ethylene	0	Level 2	Variable price	Fixed price	(69)	(72)	141
Commodity swap - PGP	0	Level 2	Fixed price	Variable price	(59)	(132)	191
Interest rate swaps	0	Level 2	Libor	Fixed rates	(110,253)	78,362	35,433	3,542
Deliverable Forward	16.2.1 (c.i.i)	Level 2	Mexican peso	Dollar	47,280	19,567	(36,314)	30,533
					304,458	322,308	(31,863)	594,903

Derivatives operations
Current assets					(34,101)			(33,555)
Non current assets					(137,345)			(39,350)
Current liabilities					95,123			95,626
Non current liabilities					396,040			594,383
					319,717			617,104

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

All financial instruments held at December 31, 2014 were contracted on Over the Counter - OTC markets with large financial counterparties under global derivative contracts in Brazil or abroad and its fair value is classified as Level 2.

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

Braskem may elect derivatives for the application of hedge accounting in accordance with IAS 39-32 and IFRS 7. The hedge designation is not mandatory. In general, Braskem will elect to designate financial instruments as hedges when the application is expected to provide a significant improvement in the presentation of the offsetting effect on the changes in the hedged items.

Braskem S.A.

Management notes to the financial statements

at December 31, 2014

All amounts in thousands of reais, except as otherwise stated

The effective portion of the changes in the fair value of hedge derivatives and of the exchange variation of financial liabilities designated and qualified as sales flow hedge is recognized in equity, under “other comprehensive income”. These amounts are transferred to profit or loss for the periods in which the hedged item affects the financial results. The ineffective portion is recognized immediately in the statement of operations as “financial result”.

When a hedge instrument matures or is sold or when it no longer meets the criteria for hedge accounting, it is prospectively discontinued and any cumulative gain or loss in equity remains in equity and is recognized in financial result when the hedged item or transaction affects profit or loss. If the hedged item or transaction is settled in advance, discontinued or is not expected to occur, the cumulative gain or loss in equity is immediately transferred to financial result.

(a)               Non-hedge accounting transactions

The Company has operations that were not designated as hedge accounting, when the relation between the instrument and the object is already fairly stated in the Company’s profit or loss.

The regular changes in the fair value of these swaps are recorded as financial income or expenses in the same period in which they occur.

Derivatives not designated as hedge instruments are classified as current assets or liabilities. Changes in the fair value of these derivative instruments are recognized immediately in the statement of operations under “financial results”.

(a.i)     Interest rate swap linked to NCE

            The Braskem S.A. has contracted financing facilities in the form of NCE (Note 14(d)) with fixed interest payments. Considering that the cash in Brazilian real is largely invested in the overnight rate (CDI)-indexed investments, the company contracted swaps to match financial charges with cash yields.

Identification		Hedge	Maturity		Fair value
	Nominal value	(interest rate)		2014	2013
Swap NCE I	100,000	90.65% CDI	February-2016	3,576	4,086
Swap NCE II	50,000	88.20% CDI	February-2016	1,879	2,243
Swap NCE III	100,000	92.64% CDI	February-2016	3,773	4,435
Swap NCE IV	50,000	92.70% CDI	February-2016	1,928	2,315
Swap NCE V	100,000	91.92% CDI	February-2016	3,781	4,407
Swap NCE VI	50,000	92.25% CDI	March-2016	1,911	2,310
Swap NCE VII	17,500	91.10% CDI	March-2016	640	765
Swap NCE VIII	10,000	77.52% CDI	August-2016	241	190
Swap NCE IX	50,000	68.15% CDI	December-2016	360
Swap NCE X	50,000	67.15% CDI	December-2016	251
Swap NCE XI	50,000	67.10% CDI	December-2016	248
Total	627,500			18,588	20,751

Derivatives operations
Current liabilities				18,588	20,751
Total				18,588	20,751

Braskem S.A.

Management notes to the financial statements

at December 31, 2014

All amounts in thousands of reais, except as otherwise stated

(b)               Hedge accounting transactions

(b.i)     Swaps related to NCE

In line with the Company’s risk management strategy and based on its financial policy, the Management contracted swap operations to offset the interest rate and currency risks arising from the financings mentioned in Note 14(d), by maintaining its exposure to long-term financial liabilities in the U.S. dollar.

Identification				Hedge	Maturity	Fair value
		Nominal value	US$ mil	interest rate per year		2014	2013
Swap NCE I	(i)	200,000	122,100	6.15%	August 2019	155,961	101,904
Swap NCE II	(i)	100,000	60,187	6.15%	August 2019	75,373	48,414
Swap NCE III	(i)	100,000	59,588	6.15%	August 2019	73,565	46,642
Swap NCE IV		100,000	56,205	5.50%	April 2019	57,906	39,005
Swap NCE V		100,000	56,180	5.50%	April 2019	57,831	38,939
Swap NCE VI		150,000	82,372	5.43%	April 2019	80,506	52,745
Swap NCE VII		100,000	58,089	4.93%	April 2019	59,686	39,910
Total		850,000	494,721			560,828	367,559

Derivatives operations
Current assets	(33,555)	(28,481)
Non current liabilities	594,383	396,040
Total	560,828	367,559

(i)       Over the course of 2014, the Company as part of its financial strategy assigned the respective derivatives to a new counterparty and as a result, it made a new designation for hedge accounting.The Company,

(b.ii)     Non-derivative liabilities designated to export hedge accounting

(b.ii.i)   Future exports in U.S. dollars

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

Hedged exports amounted to US$6,757,231, as shown below:

Total nominal value
US$ thousands

2016	839,447
2017	829,685
2018	787,894
2019	733,980
2020	724,000
2021	716,000
2022	719,000
2023	718,372
2024	688,853
6,757,231

Braskem S.A.

Management notes to the financial statements

at December 31, 2014

All amounts in thousands of reais, except as otherwise stated

The Company considers these exports in the selected period (2016/2024) as highly probable, based on the following factors:

  In the last five years, Braskem S.A. exported an average US$2,4 billion per year, which represents around 3 to 4 times the annual exports of the hedged exports.
  Hedged exports represent between 20% and 30% of the export flows planned by the Company.
  The exports of the Company are not sporadic or occasional, but constitute an integral part of its strategy and of the petrochemical business, in which competition is global.

On December 31, 2014, the original maturities of the financial liabilities designated as this hedge, within the scope of the consolidated balance sheet, were as follows:

Total nominal value
US$ thousands

2015	2,458,717
2016	33,576
2017	87,103
2018	1,139,510
2019	183,684
2020	567,677
2021	1,016,964
2022	520,000
2024	750,000
6,757,231

As the preceding chart shows, a portion of export flows has longer maturities than the financial liabilities that hedge them. To ensure the continuity of the proposed relationship, the Company, in keeping with its hedge strategy, plans to refinance and/or substitute these hedge instruments to adjust them to the schedule and value of the hedged exports. In this regard, the financing facilities considered in the hedge position (export credit notes, bonds and export prepayment agreements) will be renegotiated in accordance with the needs of the Company and in line with its strategy The Company may also substitute financing facilities designated as hedge, always seeking to maintain the proposed protection. Trade payables, especially naphtha, were also considered in the transaction. The rollover or substitution of these liabilities are also considered in the strategy of this hedge. The rollover or replacement of the hedge instrument are provided for in IAS 39(paragraph 91). It is important to note that the long period of export flows does not affect the ability of the Company to rollover and/or refinance its liabilities. If the refinancing and/or rolling over of these liabilities does not occur, the exchange variation related to the period in which the hedge was in effect will be recorded under “other comprehensive income” until the exports are realized.

Given favorable market conditions, the Company may prepay or lengthen the maturity of designated liabilities to beyond the periods of the hedged exports. If these transactions do come to occur and cause any inefficiency to the hedge position, they must be discontinued due to their ineffectiveness. In this case, the exchange variation related to the period in which the hedge was effective will be recorded under “other comprehensive income” until the exports are realized.

For the purposes of analyzing the prospective and retroactive effectiveness of the transactions, the Company used the dollar offset and volatility reduction methods, respectively.

Braskem S.A.

Management notes to the financial statements

at December 31, 2014

All amounts in thousands of reais, except as otherwise stated

(b.ii.ii)   Liabilities related to the Project Finance of future sales in U.S. dollar

On October 1, 2014, Braskem Idesa designated its liabilities related to Project Finance, denominated in U.S. dollar, as hedge instruments to protect highly probably future sales flows. Therefore, the impact of exchange variation on future cash flows in U.S. dollar derived from these sales in dollar will be offset by the exchange variation on the designated liabilities, partially eliminating the volatility in the results of the subsidiary.

The Management of Braskem Idesa believes these exports are highly probable, based on the following:

  The hedged flow corresponds to only 13.5% of the planned revenue flow of the project over the designated period.
  The financing was obtained through a Project Finance structure and will be paid exclusively through the cash generation of the project (Note 15). Therefore, the existence of the debit is directly associated with the highly probable nature of the future sales in U.S. dollar.
  In Mexico, domestic sales can be made in U.S. dollar. As part of its commercial strategy, Braskem Idesa began, in 2013, to sell in the domestic market products imported from Brazil and other countries (“pre-marketing”). Confirming the feasibility of invoicing sales in the domestic market in U.S. dollar, virtually all of the sales in the pre-marketing phase are being carried out in said currency.
  The plant will supply products mainly to Mexico, a market characterized by a shortfall of polyethylene and the supply of feedstock at prices below the reference price adopted by its main competitors. These factors favor its sales in the market.

On December 31, 2014, hedged sales and the maturities of financial liabilities amounted to US$2,878,936 thousand and were distributed as follows:

Total nominal value
US$ thousands

2016	60,862
2017	165,217
2018	200,138
2019	206,844
2020	240,596
2021	273,942
2022	229,136
2023	300,853
2024	324,902
2025	322,097
2026	278,065
2027	136,576
2028	111,765
2029	27,943
2,878,936

For the purposes of analyzing the prospective and retroactive effectiveness of the transactions, the Company used the dollar offset and volatility reduction coefficient methods, respectively.

Braskem S.A.

Management notes to the financial statements

at December 31, 2014

All amounts in thousands of reais, except as otherwise stated

(c)               Hedge operations by Braskem Idesa related to project finance

The hedge operations of Braskem Idesa follow the same mode as project finance, whereby the project loan must be paid exclusively with the cash generated by the project itself and shareholders provide limited guarantees (limited recourse project finance) (Note 15).

(c.i)      Operations designated for hedge accounting

(c.i.i)    Currency futures contract– Mexican Peso

Braskem Idesa contracted currency purchase transactions through futures contracts to hedge its future obligations in Mexican peso (local trade payables, payroll, taxes and etc.). Since the cash of this subsidiary is maintained in U.S. dollar, these operations were contracted to ensure cash flow balance.

Identification	Nominal value	Hedge	Maturity		Fair value
	US$ thousands	(foreign exchange)		2014	2013
Deliverable Forward	41,020	12.6185	jan-2014		3,620
Deliverable Forward	35,453	12.5394	feb-2014		3,815
Deliverable Forward	39,206	12.5926	mar-2014		4,065
Deliverable Forward	54,084	12.8643	apr-2014		3,468
Deliverable Forward	52,182	12.9268	jun-2014		3,164
Deliverable Forward	51,191	12.8909	jun-2014		3,624
Deliverable Forward	46,889	12.8789	jul-2014		3,612
Deliverable Forward	45,959	12.9465	sep-2014		3,281
Deliverable Forward	36,561	12.9044	sep-2014		2,988
Deliverable Forward	37,215	12.9570	oct-2014		2,923
Deliverable Forward	31,908	12.9465	dec-2014		2,707
Deliverable Forward	28,169	12.9881	dec-2014		2,344
Deliverable Forward	23,381	12.9518	feb-2014	7,723	2,202
Deliverable Forward	29,047	13.1969	mar-2015	8,485	1,788
Deliverable Forward	18,625	13.0980	mar-2015	5,841	1,519
Deliverable Forward	10,230	13.0490	apr-2015	3,334	961
Deliverable Forward	5,897	13.1167	jun-2015	1,878	525
Deliverable Forward	7,014	13.4329	jun-2015	1,947	317
Deliverable Forward	2,245	13.2538	jul-2015	708	176
Deliverable Forward	1,847	13.1486	aug-2015	617	181
Total	598,123			30,533	47,280

Derivatives operations
Current liabilities				30,533	47,280
Total				30,533	47,280

(d)               Estimated maximum loss

The value at risk of the derivatives held by Braskem as of December 31, 2014, which is defined as the loss that could result in one month with a 5% probability and under normal market conditions, was estimated at US$54,404  thousand for the foreign exchange NCE swap (Note 16.2.1 (b.i)) and at R$1,206 for the interest rate NCE swap (Note 16.2.1 (a.i)).

Braskem S.A.

Management notes to the financial statements

at December 31, 2014

All amounts in thousands of reais, except as otherwise stated

16.3          Credit quality of financial assets

(a)               Trade accounts receivable

Virtually none of Braskem’s clients have risk ratings assigned by credit rating agencies. For this reason, Braskem developed its own credit rating system for all accounts receivable from domestic clients and for part of the accounts receivable from foreign clients. Braskem does not apply this rating to all of its foreign clients because most accounts receivable from them are covered by an insurance policy or letters of credit issued by banks. On December 31, 2014, the credit ratings for the domestic market were as follows:

				(%)
			2014	2013
1	Minimum risk		5.09	16.56
2	Low risk		40.23	32.61
3	Moderate risk		30.81	23.54
4	High risk		23.15	26.26
5	Very high risk	(i)	0.72	1.03

(i) Most clients in this group are inactive and the respective accounts are in the process of collection actions in the courts. Clients in this group that are still active buy from Braskem and pay in advance.

Default indicators for the periods ended:

	Last 12 months
	Domestic market	Export market

December 31, 2014	0.65%	0.18%
December 31, 2013	0.14%	0.13%
December 31, 2012	0.28%	0.37%

(b)               Other financial assets

In order to determine the credit ratings of counterparties in financial assets classified as cash and cash equivalents, held-for-trading, held-to-maturity and loans and receivables, Braskem uses the following credit rating agencies: Standard & Poor’s, Moody’s and Fitch Ratings.

Braskem S.A.

Management notes to the financial statements

at December 31, 2014

All amounts in thousands of reais, except as otherwise stated

	2014	2013
Financial assets with risk assessment
AAA	3,765,527	3,436,378
AA	65,304	93,955
A+	53,229
A	180,233	865,105
A-	13,648	1,485
	4,077,941	4,396,923
Financial assets without risk assessment
Quotas of investment funds in credit rights (i)	42,495	40,696
Sundry funds (ii)	3,056	3,773
Other financial assets with no risk assessment	2,090	1,965
	47,641	46,434

Total	4,125,582	4,443,357

(i)         Financial assets with no internal or external ratings and approved by the Management of the Company.

(ii)       Investment funds with no internal and external risk assessment whose portfolio is composed of assets from major financial institutions and that comply with Braskem’s financial policy.

Braskem’s financial policy determines “A-” as the minimum rating for financial investments.

16.4          Sensitivity analysis

Financial instruments, including derivatives, may be subject to changes in their fair value as a result of the variation in commodity prices, foreign exchange rates, interest rates, shares and share indexes, price indexes and other variables. The sensitivity of the derivative and non-derivative financial instruments to these variables are presented below:

(a)               Selection of risks

On December 31, 2014, the main risks that can affect the value of Braskem’s financial instruments are:

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

Braskem S.A.

Management notes to the financial statements

at December 31, 2014

All amounts in thousands of reais, except as otherwise stated

(b.1)    Probable scenario

The Market Readout published by the Central Bank of Brazil on December 26, 2014 was used to create the probable scenario for the U.S. dollar/Brazilian real exchange rate and the CDI interest rate, using the reference date of December 31, 2014. The Focus market readout presents the findings of a market survey covering the forecasts made by financial and non-financial institutions. According to Focus, at the end of 2015 the U.S. dollar will have gained 5.41% against the real compared to end-2014, and the CDI rate will reach 12.50%.

The probable scenario for the TJLP is an increase of 0.50% from the current rate of 5%, in line with the scale of the government’s most recent decisions to increase or decrease the rate, whereas the CDI rate is expected to increase 0.75% by end-2015. Focus does not publish forecasts for the Libor interest rate. Hence, to determine the probable scenario, Braskem considered a 5% increase over current market levels.

(b.2)    Possible and extreme adverse scenarios

The sensitivity values in the table below are the changes in the value of the financial instruments in each scenario.

		Possible adverse	Extreme adverse
Instrument / Sensitivity	Probable	(25%)	(50%)

Brazilian real/U.S. dollar exchange rate
Bonds and MTN	(624,353)	(2,883,181)	(5,766,363)
BNDES	(21,462)	(99,110)	(198,220)
Working capital / structured operations	(86,031)	(397,278)	(794,557)
Export prepayments	(22,203)	(102,533)	(205,066)
Project finance	(410,227)	(1,894,374)	(3,788,747)
Financial investments abroad	79,834	368,662	737,324
Swaps	(79,593)	(287,956)	(655,504)

Mexican peso/U.S. dollar exchange rate
Deliverable Forward	(5,510)	(45,897)	(76,512)

Libor floating interest rate
Working capital / structured operations	(1,928)	(9,639)	(19,277)
Export prepayments	(3,128)	(15,641)	(31,281)

CDI interest rate
Swaps Export credit notes	(32,762)	(133,723)	(282,682)
Swaps NCE	(24,808)	(100,210)	(208,865)
Agricultural credit note	(21,873)	(90,999)	(197,475)
Foreign loans / other in local currency	(2,692)	(10,732)	(21,987)
Financial investments in local currency	18,956	74,289	148,696

	Probable	Possible adverse	Extreme adverse
Instrument / Sensitivity	5.5%	6.0%	6.5%

TJLP interest rate
BNDES	(43,070)	(86,715)	(130,939)

Braskem S.A.

Management notes to the financial statements

at December 31, 2014

All amounts in thousands of reais, except as otherwise stated

17                Taxes payable

		2014	2013

Brazil
IPI		53,536	81,282
Income tax and social contribution		31,474	52,226
ICMS		99,328	120,941
Federal tax payment program - Law 11,941/09	(a)		1,024,127
Other		45,177	68,295

Other countries
Other		4,576	1,428
Total		234,091	1,348,299

Current liabilities		203,392	445,424
Non-current liabilities		30,699	902,875
Total		234,091	1,348,299

(a)               Installment payments under Federal Law 11,941/09

In November 2014, Braskem fully settled the outstanding balance of this installment payment program, in the amount of R$1,022,698, which included R$71,754 in new contingencies included in the program of November and recorded in “Other operating income (expenses), net.” The conditions for this transaction were established by Federal Law 13,043/14. This prepayment generated a discount of R$95,191, which was broken down and recorded as follows: (i) R$79,636 under “Other operating income and expenses;” and (ii) R$15,555 under “Financial income.” After the deduction, the outstanding balance was paid with (i) R$238,438 in cash; and (ii) R$689,069 in tax credits held by the Braskem S.A. and its subsidiaries. The use of the credits of the subsidiaries led to the recording of R$98,263 under “Other operating income (expenses), net.”

18                Ethylene XXI Project Loan

The contribution made by the shareholders to the Braskem Idesa project (Note 15) can be made via capital or subordinated loan (loan). This loan is owed to the non-controlling shareholder of Braskem Idesa, and will be paid exclusively with the cash generation from the project.

Braskem S.A.

Management notes to the financial statements

at December 31, 2014

All amounts in thousands of reais, except as otherwise stated

19                Income tax (“IR”) and social contribution (“CSL”)

19.1          Reconciliation of the effects of income tax and social contribution on profit or loss

	2014	2013	2012

Income (loss) before IR and CSL and after discontinued operations	1,178,565	963,948	(1,802,963)

IR and CSL at the rate of 34%	(400,712)	(327,742)	613,007

Permanent adjustments to the IR and CSL calculation basis
IR and CSL on equity in results of investees	23,815	(1,096)	(7,548)
Effects from pre-payment of taxes	41,046	8,539	27,374
IR and CSL accrued in previous years		1,236	1,652
Other permanent adjustments	(116,413)	(137,847)	5,313

Effect of IR and CSL on results of operations	(452,264)	(456,910)	639,798

Breakdown of IR and CSL:

Current IR and CSL / continued operations	(57,806)	(45,218)	(29,165)
Current IR and CSL	(57,806)	(45,218)	(29,165)

Deferred IR and CSL / continued operations	(394,458)	(411,692)	812,276
Deferred IR and CSL / discontinued operations			(143,313)
Deferred IR and CSL	(394,458)	(411,692)	668,963

Total	(452,264)	(456,910)	639,798

(i)       Includes the impact from the difference between the tax rates of the countries of the subsidiaries and the tax rate in Brazil (34%) used for the calculation of this note.

The nominal income tax (IR) rates of subsidiaries abroad differ from those in Brazil, of 34% (IR – 25% and CSL 9%), as shown below:

	Official rate - %
	Headquarters
	(Country)	2014

Direct and Indirect subsidiaries
Braskem America and Braskem America Finance	USA	35.00
Braskem Argentina	Argentina	35.00
Braskem Austria and Braskem Austria Finance	Austria	25.00
Braskem Alemanha	Germany	31.90
Braskem Idesa, Braskem Idesa Serviços, Braskem México and Braskem México Serviços	Mexico	30.00
Braskem Holanda	Netherland	25.00
Petroquímica Chile	Chile	20.00
Braskem Espanha	Spain	30.00
Norfolk	Uruguay	25.00

Braskem S.A.

Management notes to the financial statements

at December 31, 2014

All amounts in thousands of reais, except as otherwise stated

19.2          Deferred income tax and social contribution

The income tax (“IR”) and social contribution (“CSL”) recorded in the year are determined on the current and deferred tax basis. These taxes are calculated on the basis of the tax laws enacted at the balance sheet date in the countries where the Company operates and are recognized in the statement of operations, except to the extent they relate to items recorded in equity.

Deferred income tax and social contribution are recognized on the following bases: (i) tax losses and social contribution tax loss carryforwards; (ii) temporarily non-taxable and nondeductible income and expenses, respectively; (iii) tax credits and expenses that will be reflected in the books in subsequent periods; and (iv) asset and liability amounts arising from business combinations that will be treated as income or expenses in the future and that will not affect the calculation of income tax and social contribution.

(a)               Breakdown of and changes in deferred IR and CSL

					Consolidated
Assets	As of December 31, 2013	Impact on the P&L	Impact on the equity	Use for settlement Federal tax payment program - Law 11,941/09	As of December 31, 2014
Tax losses (IR) and negative base (CSL)	1,015,587	19,625		(590,806)	444,406
Goodwill amortized	12,065	(4,654)			7,411
Exchange variations	791,508	511,293			1,302,801
Temporary adjustments	408,233	329,932	51,165		789,330
Business combination	232,039	(44,180)			187,859
Pension plan	61,927	42,300			104,227
Deferred charges - write-off	37,971	(13,117)			24,854
Investments in subsidiaries	94,276	(94,276)
	2,653,606	746,923	51,165	(590,806)	2,860,888

Liabilities

Amortization of goodwill based on future profitability	643,050	56,129			699,179
Tax depreciation	541,325	152,714			694,039
Exchange variations		(1,273)			(1,273)
Temporary differences	426,186	(16,972)	7,016		416,230
Business combination	585,250	(352,949)			232,301
Write-off negative goodwill of incorporated subsidiaries	1,187	(593)			594
Additional indexation PP&E	140,157	(15,395)			124,762
Hedge accounting		889,752	(889,752)
Amortization of fair value adjustments on the assets from the acquisiton of Quattor		313,422			313,422
Other	56,543	116,546	(58,171)		114,918
	2,393,698	1,141,381	(940,907)		2,594,172

Net	259,908	(394,458)	992,072	(590,806)	266,716

Assets presented in Balance Sheet	1,123,313				870,206
(-) Liabilities presented in Balance Sheet	863,405				603,490
	259,908				266,716

Braskem S.A.

Management notes to the financial statements

at December 31, 2014

All amounts in thousands of reais, except as otherwise stated

(b)               Net balance of deferred income and social contribution tax assets and liabilities

(c)

		2014
	Headquarters		IR and CSL
	(Country)	Asset	Liability	Balance

Assets
Braskem S.A.	Brazil	2,328,160	(1,834,857)	493,303
Braskem Argentina	Argentina	3,772		3,772
Braskem Alemanha	Germany	88,999		88,999
Braskem Idesa	Mexico	231,504	(52,463)	179,041
Quantiq	Brazil	8,393	(1,392)	7,001
Braskem Petroquímica - business combination effects	Brazil	98,090		98,090
		2,758,918	(1,888,712)	870,206
Liabilities
Braskem Petroquímica - business combination effects	Brazil		(150,951)	(150,951)
Braskem Petroquímica	Brazil	101,919	(149,897)	(47,978)
Petroquímica Chile	Chile	51	(84)	(33)
Braskem America	USA		(404,528)	(404,528)

		101,970	(705,460)	(603,490)

		2013
	Headquarters		IR and CSL
	(Country)	Asset	Liability	Balance

Assets
Braskem S.A.	Brazil	1,769,683	(1,095,410)	674,273
Braskem Argentina	Argentina	5,552		5,552
Braskem Alemanha	Germany	67,910		67,910
Braskem Idesa	Mexico	57,613	(52,554)	5,059
Braskem Petroquímica	Brazil	215,348	(129,022)	86,326
Braskem Qpar	Brazil	390,017	(253,307)	136,710
Petroquímica Chile	Chile	123		123
IQAG	Brazil	23		23
Quantiq	Brazil	5,069		5,069
Braskem Petroquímica and Braskem Qpar - business combination effects	Brazil	142,268		142,268
		2,653,606	(1,530,293)	1,123,313

Liabilities
Braskem Qpar e Braskem Petroquímica - efeitos combinação de negócios	Brazil		(501,699)	(501,699)
Braskem America	USA		(361,706)	(361,706)
			(863,405)	(863,405)

The tax losses and negative social contribution bases do not expire under the Brazilian taxation regime, as do tax losses in Germany.

Braskem S.A.

Management notes to the financial statements

at December 31, 2014

All amounts in thousands of reais, except as otherwise stated

(c)        Realization of deferred income tax and social contribution

		Balance at	Realization
		December 31,		2016 and	2018 and	2020
Assets	Note	2014	2015	2017	2019	thereafter

Tax losses (IR) and negative base (CSL)	3.1	444,406	28,561	161,788	159,966	94,091
Goodwill amortized		7,411	1,358	2,242	1,188	2,623
Exchange variations	(i)	1,302,801				1,302,801
Temporary adjustments	(ii)	789,330	347,670	18,950	12,504	410,206
Business combination	(iii)	187,859				187,859
Pension plan	(iv)	104,227	104,227
Deferred charges - write-off	(v)	24,854	11,055	13,799
Total assets		2,860,888	492,871	196,779	173,658	1,997,580

Liabilities

Amortization of goodwill based on future profitability	(vi)	699,179				699,179
Tax depreciation	(vii)	694,039				694,039
Exchange variations		(1,273)	(1,273)
Temporary differences	(viii)	416,230	43,197	86,395	87,664	198,974
Business combination	(ix)	232,301	16,063	32,126	32,126	151,986
Write-off negative goodwill of incorporated subsidiaries		594	297	297
Additional indexation PP&E	(x)	124,762	12,490	24,980	24,980	62,312
Amortization of fair value adjustments on the assets from the acquisiton of Quattor	(ix)	313,422	72,087	72,087	72,087	97,161
Other		114,918				114,918
Total liabilities		2,594,172	142,861	215,885	216,857	2,018,569

Net		266,716	350,010	(19,106)	(43,199)	(20,989)

Basis for constitution and realization:

(i)         Exchange variation of assets and liabilities denominated in foreign currency, whose tax realization is recognized upon their receipt or settlement.

(ii)       Accounting expenses not yet deductible for calculating income tax and social contribution, whose recognition for tax purposes occurs in subsequent periods.

(iii)      Refers to: tax-related goodwill, and contingencies recognized from business combinations. Tax realization of goodwill will occur upon the merger of the investments and contingencies arising from write-offs due to the settlement or reversal of the processes involved.

(iv)     Provision for the Petros Copesul plan (Note 21), with realization projected for 2015.

(v)       Amounts constituted based on the deferred assets written off due to the adoption of Law 11,638/07. Tax realization is based on the application of the amortization rate used prior to the adoption of this law.

(vi)     Goodwill for the future profitability of the merged companies not amortized since the adoption of Law 11,638/07. Tax realization is associated with the impairment or realization of assets related to goodwill.

(vii)    Difference between the accounting and tax depreciation rates in accordance with Normative Rule 1 of July 29, 2011.

(viii)  Revenues whose taxation will occur in subsequent periods.

(ix)     Fair value adjustments on property, plant and equipment and intangible assets identified in business combinations, whose tax realization is based on the depreciation and amortization of these assets.

(x)       Adjustments to the additional indexation of property, plant and equipment, whose tax realization is based on the depreciation of assets.

According to tax laws, which limit to 30% in Brazil and 60% in Germany, the amount of tax loss and negative social contribution base to be offset using the taxable income of each year, and considering the known impacts on the position of deferred taxes, the Company estimates that it will be necessary to generate taxable income of around R$4,032,409 in the following years to realize its deferred tax assets on the tax losses registered on December 31, 2014.

Braskem S.A.

Management notes to the financial statements

at December 31, 2014

All amounts in thousands of reais, except as otherwise stated

Annually, the Company revises its projection of taxable income based on the business plan (Note 3.1). If this projection indicates that the taxable income will not be sufficient to absorb the deferred taxes, the amount corresponding to portion of the asset that will not be recovered is written off.

19.3          Federal Law 12,973/14

Federal Law 12,973 of May 13, 2014, which converts Provisional Presidential Decree 627 of November 11, 2013, revoked the Transitional Tax System (RTT) and included additional measures, the main ones being:  (i) changes in the federal tax laws related to income and social contribution, PIS/PASEP and COFINS taxes in order to align tax accounting with corporate accounting; (ii) provisions on the calculation of interest on capital payable; (iii) considerations on investments valued using the equity accounting method; (iv) provision regarding the tax treatment of dividends calculated based on the results in the period from January 2008 to December 2013; and (v) new rules on taxation of profits earned abroad. The provisions in this law are applicable as from 2015, except in the event of early adoption as form 2014.

Later, in the fourth quarter of 2014, Brazil’s Federal Revenue Service issued a few normative instructions to regulate the provisions of Federal Law 12,973/14, notable among them being IN RFB 1,515/14, which specifically addressed the effects of the cancellation of RTT, and IN 1,520/14, which regulated the provisions on taxation of profits earned abroad.

With regard to the exercise of the option by applying the effects of Law 12,973/14 for calendar year 2014, in November 2014, with the submission of the Declaration of Federal Contributions and Taxes (DCTF) for August 2014, the Company did not opt for the early adoption of the effects of said law, both with regard to articles 1, 2 and 4 through 70 and articles 76 to 92.

However, this decision was not final since, in accordance with IN RFB 1,499/14, the option of early adoption of the effects of Law 12,973/14 in calendar year 2014 could still be irrevocably confirmed or changed in the DCTF for December 2014, which must be submitted on or before February 24, 2015.

20                Sundry provisions

		2014	2013
Measures to
Provision for customers rebates	(a)	66,702	45,060
Provision for recovery of environmental damages	(b)	102,534	132,762
Judicial and administrative provisions	(c)	412,811	362,896
Other		12,177	14,832
Total		594,224	555,550

Current liabilities		88,547	105,856
Non-current liabilities		505,677	449,694
Total		594,224	555,550

Braskem S.A.

Management notes to the financial statements

at December 31, 2014

All amounts in thousands of reais, except as otherwise stated

(a)               Provision for client bonus

Some sales agreements of Braskem provide for a rebate, in products, should some sales volumes be achieved within the year, six-month period or three-month period, depending on the agreement. The rebate is monthly recognized in a provision, assuming that the minimum contractual amount will be achieved. As it is recognized based on contracts, the provision is not subject to significant uncertainties with respect to their amount or settlement.

(b)               Provision for recovery of environmental damages

Braskem has a provision for future expenses for the recovery of environmental damages in some of its industrial plants. The amount provisioned corresponds to the best and most conservative estimate of the expenses required to repair the damages. Considering these assumptions, the technicians of the Company involved in the matter believe that five years is the limit for this projection.

(c)               Judicial and administrative provisions

		2014	2013

Labor claims	(c.1)	141,240	125,887

Tax claims	(c.2)
Income tax and social contribution	(i)	35,682	32,319
PIS and COFINS	(ii)	39,145	35,634
ICMS - interstate purchases	(iii)	94,732	86,233
ICMS - other		12,559	11,432
Other		88,202	61,372

Societary claims and other		1,251	10,019
		412,811	362,896

(c.1)     Labor claims

The provision, on December 31, 2014 is related to 350 labor claims, including occupational health and security cases (358 in 2013). The Company’s legal advisors estimate that the term for the termination of these types of claims in Brazil exceeds five years. The estimates related to the outcome of proceedings and the possibility of future disbursement may change in view of new decisions in higher courts. The Company’s management believes that the chances of having to increase the existing provision amount are remote.

(c.2)     Tax claims

On December 31, 2014, the main claims are the following:

(i)                 IR and CSL

The provisioned derives from assessments in the administrative level of income tax and social contribution on the foreign exchange variation in the account of investments in foreign subsidiaries in 2002. This assessment of Braskem Petroquímica involves other issues for which provisions have not been accrued. There is no judicial deposit or other type of guarantee for this claim. The Company’s management expects this case to be concluded by 2016.

Braskem S.A.

Management notes to the financial statements

at December 31, 2014

All amounts in thousands of reais, except as otherwise stated

(ii)               PIS and COFINS taxes

The Company is assessed for the payment of these taxes in many claims, such as:

•                Insufficient payment of COFINS for the period from March 1999 to December 2000, from February 2001 to March 2002, from May to July 2002 and September 2002 due to alleged calculation errors, and non-complience of widening the tax calculation base and increasing the contribution rate envisaged in Law 9,718/98;

•                Offset of the COFINS dues relating to September and October 1999 using the credit resulting from the addition of 1% to the COFINS rate;

•                Rejection of the offset of PIS and COFINS dues relating to the period from February to April 2002 using the PIS credits under Decree-Laws 2,445 and 2,449, calculated between June 1990 and October 1995, under the argument that the time period for using said credits had expired;  and

•                Alleged non-taxation of revenue from foreign exchange variations, determined as a result of successive reductions in the capital of the associated company.

Guarantees were offered for these claims in the form of bank guarantee and finished products manufactured by Braskem Petroquímica, which, together, cover the amount of the claims. The Company’s management estimates that these cases should be terminated by 2020.

(iii)             ICMS - interstate purchases

In 2009, the merged company Braskem Qpar was assessed by the Finance Department of the State of São Paulo for the payment, at the administrative level, of ICMS in view of:

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

Braskem S.A.

Management notes to the financial statements

at December 31, 2014

All amounts in thousands of reais, except as otherwise stated

(d)               Changes in provisions

		Recovery of
		environmental	Legal
	Bonus	damage	provisions	Other	Total

December 31, 2011	13,577	36,777	266,302	5,067	321,723
Additions, inflation adjustments and exchange variation, net	58,387	18,622	68,268	3,780	149,057
Write-offs through usage and payments	(31,298)	(22,455)	(1,352)		(55,105)
December 31, 2012	40,666	32,944	333,218	8,847	415,675

Additions, inflation adjustments and exchange variation, net	58,794	96,589	92,575	5,985	253,943
Write-offs through usage and payments	(54,400)	3,229	(62,897)		(114,068)
December 31, 2013	45,060	132,762	362,896	14,832	555,550

Additions, inflation adjustments and exchange variation, net	53,794	30,741	97,553	357	182,445
Write-offs through usage and payments	(32,152)	(60,969)	(47,638)	(3,012)	(143,771)
December 31, 2014	66,702	102,534	412,811	12,177	594,224

21                Post-employment benefits

21.1          Defined contribution plan - ODEPREV

The Braskem S.A. and the subsidiaries in Brazil sponsor a defined contribution plan for its employees managed by ODEPREV, a private pension plan entity. ODEPREV offers its participants, an optional defined contribution plan in which monthly and additional participant contributions and monthly and annual sponsor contributions are made to individual pension savings accounts. As soon as the contributions are paid, the sponsors do not have any further obligations related to additional payments.

At December 31, 2014, the number of active participants in this plan totals 5,545 (5,451 in 2013). The contributions made by the sponsors in the year amount to R$28,245 (2013 - R$19,703) and the contributions made by the participants amounted to R$50,227 (R$46,411 in 2013).

21.2          Defined benefit plans

(a)               Novamont

Braskem America is the sponsor of Novamont, which is a defined benefit plan of the employees of the plant located in the State of West Virginia. At December 31, 2014, the plan has 53 active participants and 152 assisted participants (54 active participants and 149 assisted participants in 2013). Neither Braskem America nor the participants made contributions in 2014 and 2013.

(b)               Braskem Alemanha

Braskem Alemanha is the sponsor of the defined benefit plan of the employees of the plants located in that country. At December 31, 2014, the plan has 136 active participants (136 active participants in 2013). Neither Braskem Alemanha nor the participants made contributions in 2014 and 2013.

The defined benefit plan of Braskem Alemanha is a non-contribution plan, that is, the contributions of the sponsor are managed directly by the company and this type of plan is allowed by legislation of that country.

Braskem S.A.

Management notes to the financial statements

at December 31, 2014

All amounts in thousands of reais, except as otherwise stated

21.3          Petros Copesul and PQU Plans

Braskem, as the company that merged Copesul and Quattor, became the sponsor of the Petros Copesul and Petros PQU plans.

In August and October 2012, the Brazilian Private Pension Plan Superintendence (PREVIC - Superintendência Nacional de Previdência Complementar) approved the withdrawal of the sponsorship by Braskem of these plans, which required the payment of the mathematical reserves of the respective beneficiaries and in turn the monetization of the assets of the plans administered by Petros. In view of the default of Petros in monetizing the assets within the deadline agreed and established in the Withdrawal instrument, and after almost two years since the approval by PREVIC, the Management of the Company had no alternative but to file for a court order to resume sponsorship of the plans. This decision was formalized through a legal instrument, on April 3, 2014, to preserve the rights of Braskem and participants

PREVIC, after becoming aware of all the facts, decided, through the Rules 619 and 621, of November 26, 2014, to establish, for a period of 180 days, a special administration regime, giving it powers to intervene in the Petros Copesul and Petros PQU plans.

The primary consequence of these acts was the resumption, by the intervening party, of the process to withdraw the sponsorship of the plans. Therefore, on December 23, the intervening party issued an official letter to the president of Petros requesting the monetization of the assets of the plan on December 31, 2014. On January 6, 2015, the same intervening party issued an official letter to the Management of Braskem requesting the contribution related to the capital deficit of the Petros Copesul Plan on the date of the withdrawal of the sponsorship (October 2012), restated by the IPCA consumer price index + 6% p.a. through December 31, 2014. The value of this deficit, in October 2012, amounted to R$259,932. This amount, restated as cited above, comes to R$336,357. Before receiving said official letter, Braskem had accrued a provision of R$259,149 for this plan, already including R$24,017 to cover probable losses arising from lawsuits filed by participants against the fund. To adjust the obligation to the required amount, the Company restated the provision by recognizing a financial expense of R$77,208. The amount provisioned was transferred to Current Liabilities.

To date the Petros PQU Plan does not require any further contribution by Braskem, since the plan registers a surplus.

21.3.1    Composition and changes in the balances of the defined benefit plans

(a)               Amounts in balance sheet

	2014	2013
Defined benefit
Novamont Braskem America	18,356	9,554
Braskem Alemanha	50,820	34,515
	69,176	44,069

Benefit obligations	(100,398)	(67,668)
Fair value of plan assets	31,222	23,599
Funded status of the plan	(69,176)	(44,069)
Consolidated net balance	(69,176)	(44,069)

In non-current liability	(69,176)	(44,069)

Braskem S.A.

Management notes to the financial statements

at December 31, 2014

All amounts in thousands of reais, except as otherwise stated

(b)               Change in obligations

	2014	2013	2012

Balance at beginning of year	67,668	56,338	37,166
Current service cost	2,943	2,593	1,255
Interest cost	3,277	2,561	2,138
Special retirement	-
Benefits paid	(1,927)	(1,693)	(2,561)
Actuarial losses (gain)	20,766	(909)	14,769
Exchange variation	4,295	8,778	3,571
Balance at the end of the year	100,398	67,668	56,338

(c)               Change in fair value plan assets

	2014	2013	2012

Balance at beginning of year	23,599	19,736	18,981
Actual return on plan assets	3,343	1,158	314
Employer contributions	3,166	1,392	178
Current expenses			(39)
Benefits paid	(1,894)	(1,619)	(1,406)
Exchange variation	3,008	2,932	1,708
Balance at the end of the year	31,222	23,599	19,736

(d)               Amounts recognized in profit or loss

	2014	2013	2012

Current service cost	2,957	2,593	1,255
Interest cost	3,277	2,547	2,138
Expected return on plan assets	(2,045)	(1,614)	(1,489)
Amortization of actuarial loss	135	675	74
Amortization of unrecognized service cost	119	119	104
Actuarial losses	12,511	-
	16,954	4,320	2,082

The amounts recognized in the statement of operations refer to transactions involving the defined benefit pension plans that are recognized in “other operating (revenues) expenses, net” and in “financial results”, depending on their nature.

Braskem S.A.

Management notes to the financial statements

at December 31, 2014

All amounts in thousands of reais, except as otherwise stated

(e)               Actuarial assumptions

	(%)
	2014		2013		2012
	United		United		United
	States	Germany	States	Germany	States	Germany

Discount rate	4.20	3.75	5.00	3.75	5.00	5.75
Inflation rate	3.00	2.00	3.00	1.51	3.00	2.00
Expected return on plan assets	7.50	n/a	7.50	n/a	7.50	n/a
Rate of increase in future salary levels	n/a	3.00	n/a	3.00	n/a	3.00
Rate of increase in future pension plan	n/a	n/a	n/a	n/a	n/a	n/a

(f)                Hierarchy of fair value assets

On December 31, 2014, the balance of the fair value of assets is represented by the assets of the Novamont defined benefit plan, which has a level-1 fair value hierarchy.

22                Other accounts payable

(a)               Non-current

(i)    On August 9, 2010, as part of the business combination of the companies of the Quattor group BNDESPAR exercised its option to sell the shares in Riopol, incorporated by Braskem Qpar in August, 2013. The balance, on December 31, 2014, is R$296,970 (R$275,743 in 2013).

The purchase price will be paid in 3 installments, with restatement by the TJLP, as follows:

•                On June 11, 2015, the amount corresponding to 15% of the purchase price;

•                On June 11, 2016, the amount corresponding to 35% of the purchase price; and

•                On June 11, 2017, the amount corresponding to 50% of the purchase price.

23                Contingencies

Braskem has contingent liabilities related to lawsuits and administrative proceedings arising from the normal course of its business. These contingencies are of a labor and social security, tax, civil and corporate nature and involve risks of losses that are classified as possible. No provisions have been accrued for these lawsuits, except in relevant cases involving business combinations.

The balance of contingent liabilities as of December 31, 2014 and 2013 is as follows:

		2014	2013

Labor claims	(a)	463,001	606,166
Tax claims	(b)	5,477,192	3,399,794
Other lawsuits	(c)	447,411	389,352
Total		6,387,604	4,395,312

Braskem S.A.

Management notes to the financial statements

at December 31, 2014

All amounts in thousands of reais, except as otherwise stated

(a)               Labor

The amount at December 31, 2014 is related to 1,430 indemnity and labor claims. Among these claims are:

(a.1)    Class actions filed by the Union of Workers in the Petrochemical and Chemical Industries in Triunfo (RS), in the second quarter of 2005, claiming the payment of overtime amounting to R$40 million. The Management of the Company does not expect further disbursements to terminate these lawsuits.

All lawsuits in progress are with the Superior Labor Court and Management expects them to be judged in 2015.

There are judicial deposits related to these claims.

(a.2)    Class actions filed by the Union of Workers in the Petrochemical and Chemical Industries in Triunfo (RS) in the third quarter of 2010 claiming the payment of overtime referring to work breaks and integration into base salary of the remunerated weekly day-off amounting to R$338 million. The Management of the Company does not expect to disburse any amounts upon their closure.

The claims are in the fact-finding and appeals phase and they are expected to be granted a final and unappealable decision in the last quarter of 2014. No judicial deposit or other form of security was accrued for these claims.

(b)               Tax

On December 31, 2014, the main tax contingencies, grouped by matter and totaling, at least, R$60 million, are the following

(b.1)    ICMS

The Company is involved in many ICMS collection claims related to assessment notices drawn up mainly by the Finance Department of the States of São Paulo, Rio Grande do Sul, Bahia and Alagoas. On December 31, 2014, the adjusted amounts of these claims total R$629 million and the claims include the following matters:

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

•           ICMS credit arising from the acquisition of assets to be used in property, plant and equipment, which is considered by the Revenue Services as not being related to the production activity, such as laboratory equipment, material for the construction of warehouses, security equipment, etc.;

•           transfer of goods for an amount lower than the production cost;

•           omission of the entry or shipment of goods based on physical count of inventories;

•           lack of evidence that the Company exported goods so that the shipment of the goods is presumably taxed for the domestic market;

Braskem S.A.

Management notes to the financial statements

at December 31, 2014

All amounts in thousands of reais, except as otherwise stated

•           non-payment of ICMS on the sale of products subject to tax substitution and credit from acquisitions of products subject to tax substitution;

•           fines for the failure to register invoices; and

•           nonpayment of ICMS tax on charges related to the use of the electricity transmission system in operations conducted in the Free Market (ACL) of the Electric Power Trading Chamber (CCEE).

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

(b.2)    PIS and COFINS sundry

The Company is involved in collection actions related to PIS and COFINS assessments, which discuss alleged undue offsetting of credits discussed in administrative proceedings and lawsuits, including: (i) negative balance of income tax; (ii) FINSOCIAL; (iii) taxes on net income; (iv) PIS-Decrees; and (v) the COFINS tax arising from the undue payment or payment in excess, as well the as COFINS levied on Interest on Capital.

On December 31, 2014, the adjusted amounts involved of these assessments total R$281 million.

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

The Company offered assets in guarantee, in the amount of R$54 million, which cover the amount involved in these claims.

(b.3)    PIS, COFINS, IR and CSL: taxation of tax losses and reductions in debits in connection with the installment payment program under MP 470/09

The Company was assessed for not recording as taxable the amounts of the credits from tax losses and social contribution tax loss carryforwards used to settle tax debits paid in installments under MP 470. In the specific case of PIS/COFINS taxes, the assessment also includes the reductions applied to fines and interest arising from the adoption of the installment payment plan. Said tax credits and reductions of debits were not taxed, given the understanding of the Company that they did not represent taxable income.

On December 31, 2014, the tax deficiency notices amounted to R$1,3 billion. No guarantees have been accrued for these assessments.

The Company’s legal advisors estimate that: (i) the administrative level of these judicial proceedings is expected to be concluded by 2018; and (ii) in the event of an unfavorable decision to the Company, which is not expected, these contingencies could be settled for up to 40% of the amounts in dispute. This estimate is based on the probability of loss of the Company’s defense theory taking into consideration the case law at the administrative and judicial levels.

Braskem S.A.

Management notes to the financial statements

at December 31, 2014

All amounts in thousands of reais, except as otherwise stated

 (b.4)   IPI – presumed credit

The Company was involved in tax assessments that questioned the undue use of presumed IPI credit as a way to offset the payment of PIS and COFINS levied on the acquisitions of raw materials, intermediate products and packaging material used in the industrialization of exported products. The Revenue Service understands that only the inputs that have been in contact with or have a direct influence on the final product are entitled to the presumed credit. On December 31, 2014, the adjusted amount involved of these assessments was R$111 million.

In July 2014, this contingency was fully included in the Refis tax amnesty program (“REFIS”) reopened by the federal government under Federal Law 12,973/2014.

(b.5)    Non-cumulative PIS and COFINS

The Company received a deficiency notice from the Brazilian Federal Revenue Service due to the use of non-cumulative PIS and COFINS tax credits. The matters whose chance of loss is deemed as possible are mainly related to the following: (i) expenditures with treatment of effluents; (ii) charges on transmission of electricity; (iii) freight for storage of finished products; and (iv) extemporaneous credits from acquisitions of property, plant and equipment. These matters have already been contested at the administrative level and comprise the period from 2006 to 2011, and as of December 31, 2014 totaled R$761 million, of which R$366 million related to principal and R$394 million of fine and interest.

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

(b.6)    IR and CSL – Charges with goodwill amortization and other

The Company was served by the Federal Revenue Service for deducting amortization charges, from 2007 to 2012, relating to goodwill originated from acquisitions of shareholding interests in calendar year 2002. In that year, several business groups divested their petrochemical assets, which were consolidated to enable the consequent foundation of Braskem. The current value of these notices on December 31, 2014, was R$1,1 billion of income tax and social contribution. The Company also received a tax deficiency notice due to the inclusion in the income tax and social contribution calculation base of interest and exchange variation expenses related to obligations assumed in business combinations.

There is no judicial deposit or any other type of guarantee for these proceedings.

The Management, based on the opinion of its legal advisors, assess the probability of the loss of these cases as possible, therefore no provision has been accrued, with conclusion expected by 2022. This conclusion is based on the following: (i) The equity interests were acquired with effective payment, business purpose and the participation of independent parties; and (ii) The real economic nature of the transactions that resulted in the recording of interest and exchange variation expenses.

Braskem S.A.

Management notes to the financial statements

at December 31, 2014

All amounts in thousands of reais, except as otherwise stated

(c)               Other court disputes involving the Company and its subsidiaries

(c.1)     Civil

The Company is the defendant in civil lawsuits filed by the owner of a former distributor of caustic soda and by the shipping company that provided services to this former distributor, which, at December 31, 2014, totaled R$113 million. The claimants seek indemnity for damages related to the alleged non-performance of the distribution agreement by the Company.

No judicial deposit or other form of guarantee was accrued for these lawsuits.

Management's evaluation, supported by the opinion of its external legal advisors who are responsible for the cases, is that the lawsuits will possibly be dismissed within a period of 8 years.

24                Equity

(a)                Capital

On December 31, 2014, the Company's subscribed and paid up capital stock amounted to R$8,043,222 and comprised 797,265,348 shares with no par value, distributed as follows:

				Preferred		Preferred
		Common		shares		shares
		shares	%	class A	%	class B	%	Total	%

OSP e Odebrecht		226,334,623	50.11%	79,182,498	22.95%			305,517,121	38.32%
Petrobras		212,426,952	47.03%	75,243,737	21.81%			287,670,689	36.08%
BNDESPAR				40,102,837	11.62%			40,102,837	5.03%
ADR	(i)			33,634,266	9.75%			33,634,266	4.22%
Other		12,907,077	2.86%	115,684,782	33.53%	593,818	100.00%	129,185,677	16.20%
Total		451,668,652	100.00%	343,848,120	99.67%	593,818	100.00%	796,110,590	99.86%
Braskem shares owned by subsidiary of Braskem Petroquímica	(ii)			1,154,758	0.33%			1,154,758	0.14%
Total		451,668,652	100.00%	345,002,878	100.00%	593,818	100.00%	797,265,348	100.00%

(i)       American Depositary Receipts traded on the New York Stock Exchange (USA);

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

Braskem S.A.

Management notes to the financial statements

at December 31, 2014

All amounts in thousands of reais, except as otherwise stated

In the event of liquidation of the Company, class “A” and “B” preferred shares will have priority in the reimbursement of capital.

Shareholders are entitled to receive a mandatory minimum dividend of 25% on profit for the year, adjusted under Brazilian Corporation Law.

(c)               Capital reserve

This reserve is recorded goodwill recorded in various Company's capital increases. The possible uses of this reserve are contained in Article 200 of the Law of Business Corporations.

(d)               Legal reserve

Under Brazilian Corporation Law, companies must transfer 5% of net profit for the year, determined in accordance with the accounting practices adopted in Brazil, to a legal reserve until this reserve is equivalent to 20% of the paid-up capital. The legal reserve can be used for capital increase or absorption of losses.

(e)               Dividends proposed and appropriation of profit

Under the Company’s bylaws, profit for the year, adjusted according to Law 6,404/76, is appropriated as follows:

(i)       5% to a legal reserve;

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

Any surplus remaining after the payment of the priority dividend will be used to:

•      pay dividends to common shareholders up to the limit of the priority dividends of preferred shares; and

•      if there still is any surplus, distribute additional dividends to common shareholders and class “A” preferred shareholders so that the same amount of dividends is paid for each common share or class “A” preferred share.

Braskem S.A.

Management notes to the financial statements

at December 31, 2014

All amounts in thousands of reais, except as otherwise stated

(e.1)     Profit or loss in 2014 and dividends proposed

		2014

Net income for the year of Company's shareholders		864,064
Amounts recorded directly to retained earnings
Realization of additional property, plant and equipment		28,203
Prescribed dividends		682
		892,949
Legal reserves distribution		(44,647)
		848,302
Destinations:
Proposed dividends	(i)	(482,593)
Portion allocated to unrealized profit reserves	(ii)	(365,709)
		(848,302)

Composition of the total proposed dividends
Minimum dividends - 25% adjusted net income	(iii)	(212,076)
Additional proposed dividends	(iv)	(270,517)
Total dividends		(482,593)

(i)       Unit dividend of R$0.6061888020 for all types of shares;

(ii)     The retained earnings reserve was accrued pursuant to Article 196 of Federal Law 6,404/76, for use in future investments, which will be submitted for approval by shareholders assembled in a Shareholders’ Meeting.

(iii)    Recorded in current liabilities;

(iv)    Recorded in shareholders' equity, under the item “proposed additional dividend”.

(e.2)     Dividend payment

The Annual Shareholders’ Meeting held on April 9, 2014 approved the declaration of dividends in the amount of R$482,593, the payment of which started to be paid on April 22, 2014, of which R$273,796 was paid to holders of common shares and R$208,437 and R$360 to holders of class A and class B preferred shares, respectively.

Braskem S.A.

Management notes to the financial statements

at December 31, 2014

All amounts in thousands of reais, except as otherwise stated

(f)                Other comprehensive income – Equity

			Defined		Foreign
	Additional	Deemed	benefit		currency	Gain (loss)
	indexation of	cost of	plan actuarial	Fair value	translation	on interest
	PP&E	PP&E	Gain (loss)	of hedge	adjustment	in subsidiary
	(i)	(i)	(ii)	(iii)	(iv)	(v)	Total
As of December 31, 2011	326,541	21,159		(10,716)	(24,504)	3,106	315,586

Additional indexation
Realization by depreciation or write-off assets	(41,268)						(41,268)
Income tax and social contribution	14,032						14,032

Deemed cost of jointly-controlled investment
Realization by depreciation or write-off assets		(1,442)					(1,442)
Income tax and social contribution		490					490

Defined benefit plan actuarial loss
Actuarial loss			(18,204)				(18,204)
Income tax and social contribution			6,388				6,388

Fair value of Cash flow hedge
Change in fair value				1,948			1,948
Transfer to result				14,290			14,290
Income tax and social contribution				(5,522)			(5,522)

Loss on interest in subsidiary						(5,917)	(5,917)

Write-off gain on interest in subsidiary						(4,632)	(4,632)

Foreign currency translation adjustment					61,662		61,662

On December 31, 2012	299,305	20,207	(11,816)		37,158	(7,443)	337,411

Additional indexation
Realization by depreciation or write-off assets	(41,268)						(41,268)
Income tax and social contribution	14,032						14,032

Deemed cost of jointly-controlled investment
Realization by depreciation or write-off assets		(1,465)					(1,465)
Income tax and social contribution		498					498

Foreign sales hedge
Exchange rate				(2,303,540)			(2,303,540)
Income tax and social contribution				783,204			783,204

Fair value of Cash flow hedge
Change in fair value				(83,413)			(83,413)
Transfer to result				(41,727)			(41,727)
Income tax and social contribution				40,120			40,120

Gain on interest in subsidiary			169				169

Write-off gain on interest in subsidiary						(1,961)	(1,961)

Foreign currency translation adjustment					205,249		205,249

On December 31, 2013	272,069	19,240	(11,647)	(1,605,356)	242,407	(9,404)	(1,092,691)

Additional indexation
Realization by depreciation or write-off assets	(41,268)						(41,268)
Income tax and social contribution	14,030						14,030

Deemed cost of jointly-controlled investment
Realization by depreciation or write-off assets		(1,464)					(1,464)
Income tax and social contribution		499					499

Foreign sales hedge
Exchange rate				(2,611,655)			(2,611,655)
Income tax and social contribution				868,259			868,259

Fair value of Cash flow hedge
Change in fair value				(332,695)			(332,695)
Transfer to result				26,472			26,472
Income tax and social contribution				101,576			101,576

Foreign currency translation adjustment					144,880		144,880

On December 31, 2014	244,831	18,275	(11,647)	(3,553,399)	387,287	(9,404)	(2,924,057)

(i)	Realization as the asset is depreciated or written-off.
(ii)	Realization upon extinction of the plan.
(iii)	Realization upon maturity, prepayment or loss of efficacy for hedge accounting.
(iv)	Realization upon write-off of subsidiary abroad.
(v)	Realization upon divestment or transfer of control of subsidiary.

Braskem S.A.

Management notes to the financial statements

at December 31, 2014

All amounts in thousands of reais, except as otherwise stated

25                Earnings per share

Basic and diluted earnings (loss) per share is calculated by means of the division of adjusted profit for the year attributable to the Company’s common and preferred shareholders by the weighted average number of these shares held by shareholders, excluding those held in treasury and following the rules for the distribution of dividends provided for in the Company’s bylaws, as described in Note 24(e), particularly in relation to the limited rights enjoyed by class “B” preferred shares. In view of these limited rights, this class of share does not participate in losses. In this case, the diluted result takes into account the conversion of two class "B" preferred shares into one class “A” preferred share, as provided for in the bylaws of the Company.

The weighted average numbers per share is calculated based on the number of outstanding common and Class “A” preferred shares at the beginning of the period, adjusted by the number of shares repurchased or issued in the period, multiplied by a weighting time factor. There has been no change in the number of shares in fiscal year 2014 and 2013. The calculation of the weighted average in 2012 is shown below:

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

(i)    The shares repurchased were not considered in the calculation of earnings per share since they are not entitled to dividends.

Class A preferred shares participate in dividends with common shares after the mandatory dividends has been attributed in accordance with the formula provided for in the Company’s bylaws, as described in Note 24(e). There is no highest limit for their participation.

Diluted and basic earnings (losses) per share are equal when there is profit in the year, since Braskem has not issued convertible financial instruments.

Braskem S.A.

Management notes to the financial statements

at December 31, 2014

All amounts in thousands of reais, except as otherwise stated

As required by IAS 33, the table below show the reconciliation of profit (loss) for the period adjusted to the amounts used to calculate basic and diluted earnings (loss) per share.

		Basic and diluted
		2014	2013	2012

Profit (loss) for the period attributed to Company's shareholders
of continued operations		864,064	509,697	(1,012,690)

Distribution of dividends attributable to priority:
Preferred shares class "A"		208,437	208,437
Preferred shares class "B"		360	360
		208,797	208,797

Distribution of 6% of unit value of common shares		273,796	273,796

Distribution of plus income, by class
Common shares		216,587	15,389
Preferred shares class "A"		164,884	11,715
		381,471	27,104

Reconciliation of income available for distribution, by class (numerator):
Common shares		490,383	289,185	(574,430)
Preferred shares class "A"		373,321	220,152	(438,260)
Preferred shares class "B"		360	360
		864,064	509,697	(1,012,690)

Weighted average number of shares, by class (denominator):
Common shares		451,668,652	451,668,652	451,668,652
Preferred shares class "A"	(i)	343,848,120	343,848,120	344,599,582
Preferred shares class "B"		593,818	593,818
		796,110,590	796,110,590	796,268,234

Profit (loss) per share (in R$)
Common shares		1.0857	0.6403	(1.2718)
Preferred shares class "A"		1.0857	0.6403	(1.2718)
Preferred shares class "B"		0.6062	0.6062

Braskem S.A.

Management notes to the financial statements

at December 31, 2014

All amounts in thousands of reais, except as otherwise stated

26                Net sales revenues

	Note	2014	2013	2012

Sales revenue
Domestic market		32,964,432	30,236,855	27,409,691
Foreign market		20,117,322	17,532,783	15,572,798
		53,081,754	47,769,638	42,982,489
Sales deductions
Taxes		(6,657,794)	(6,414,524)	(6,487,401)
Customers rebates	20(a)	(59,818)	(57,236)	(58,583)
Sales returns		(332,753)	(328,388)	(276,178)
		(7,050,365)	(6,800,148)	(6,822,162)

Net sales revenue		46,031,389	40,969,490	36,160,327

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

The moment when the legal right, as well as the risks and benefits, are substantially transferred to the client is determined as follows:

(i)      for contracts in which the Company is responsible for the freight and insurance, the legal right and the risks and benefits are transferred to the client when the goods are delivered at the destination established in the contract;

(ii)     for agreements in which the freight and insurance are the responsibility of the client, the risks and benefits are transferred when the products are delivered to the client’s carrier; and

(iii)   for contracts in which product delivery involves the use of pipelines, especially basic petrochemicals, the risks and benefits are transferred immediately after the Company’s official meters, which is the point of delivery of products and transfer of their ownership.

The cost of freight services related to sales, transfers to storage facilities and finished products transfers are included in cost of sales.

Braskem S.A.

Management notes to the financial statements

at December 31, 2014

All amounts in thousands of reais, except as otherwise stated

27                Tax incentives

(a)               Income Tax

The benefit of the 75% reduction in the income tax from the sale of production applies to one Camaçari PE plant, in Bahia, and the PVC plant, in Marechal Deodoro (AL), until 2016 and 2019 respectively. The other industrial plants located in the states of Bahia and Alagoas are in the process of requesting for renewal of this benefit. The Management of the Company expects to obtain the renewal of this benefit in 2016.

(b)               PRODESIN - ICMS

The Company has ICMS tax incentives granted by the state of Alagoas, through the state of Alagoas Integrated Development Program – PRODESIN, which are aimed at implementing and expanding a plant in that state. This incentive is considered an offsetting entry to sales taxes (Note 26). In 2014, the amount of this incentive was R$60,033 (R$50,908 in 2013).

28                Other operating income (expenses), net

In fiscal year 2014, the main effects on this item were as follows:

Gain/Incomes  – (i) gain from the divestment of DAT (Note 1 (a.i)) – R$277,338; (ii) revenue from the recognition of credits of subsidiaries to settle the installment payment (Note 17(a)) – R$98,263; and (iii) discount from the prepayment of the tax installment (Note 17(a)) - R$79,636.

Expenses – (i) additional provision for the Petros Copesul - R$65,000; (ii) depreciation and maintenance of idle plants – R$119,834; (iii) adjustment of inventory and losses of raw materials – R$50,025; (iv) new contingencies included in the installment payment plan (Note 17(a)) – R$71,754; and (v) provision for recovery of environmental damages – R$30,741.

29                Financial results

	2014	2013	2012

Financial income
Interest income	282,837	281,669	220,169
Monetary variations	74,675	24,117	40,599
Exchange rate variations	(46,173)	333,424	219,757
Other	43,882	133,928	51,403
	355,221	773,138	531,928

Financial expenses
Interest expenses	(1,272,839)	(1,121,761)	(973,195)
Monetary variations	(320,497)	(300,310)	(274,881)
Exchange rate variations	(38,901)	(78,510)	(1,898,677)
Inflation adjustments on fiscal debts	(221,582)	(173,864)	(208,186)
Tax expenses on financial operations	(28,614)	(32,884)	(17,289)
Discounts granted	(110,535)	(89,495)	(58,859)
Loans transaction costs - amortization	(44,824)	(6,200)	(27,221)
Adjustment to present value - appropriation	(527,703)	(592,413)	(310,525)
Other	(180,369)	(153,674)	(157,376)
	(2,745,864)	(2,549,111)	(3,926,209)

Total	(2,390,643)	(1,775,973)	(3,394,281)

Braskem S.A.

Management notes to the financial statements

at December 31, 2014

All amounts in thousands of reais, except as otherwise stated

	2014	2013	2012

Interest income
Held for sale	26,012	13,416	5,023
Loans and receivables	168,259	102,623	139,580
Held-to-maturity	34,881	31,147	17,841
	229,152	147,186	162,444
Other assets not classifiable	53,685	134,483	57,725
Total	282,837	281,669	220,169

The Company calculates the adjustment to present value whose amount has material impact on its financial statements.

30                Expenses by nature

The Company chose to present its expenses by function in the statement of operations. As required by IAS 1, the breakdown of expenses by nature is presented below:

	2014	2013	2012

Raw materials other inputs	(34,579,173)	(30,515,643)	(27,812,462)
Personnel expenses	(2,215,484)	(1,953,194)	(1,772,097)
Outsourced services	(1,699,325)	(1,570,320)	(1,633,747)
Tax expenses	(11,822)	(9,847)	(8,293)
Depreciation, amortization and depletion	(2,041,048)	(2,038,366)	(1,902,475)
Freights	(1,555,125)	(1,471,853)	(1,302,899)
Other expenses, net	(364,133)	(667,123)	(111,229)
Total	(42,466,110)	(38,226,346)	(34,543,202)

31                Segment information

Management defined the organizational structure of Braskem based on the types of business, the main products, markets and production processes, and identified five operating and reportable segments - four production segments and one distribution segment.

On December 31, 2014 and 2013, the organizational structure of Braskem was formed by the following segments:

•      Basic petrochemicals: comprises the activities related to the production of ethylene, propylene butadiene, toluene, xylene, cumene and benzene, as well as gasoline, diesel and LPG (Liquefied Petroleum Gas), and other petroleum derivatives and the supply of electric energy, steam, compressed air  and other inputs to second-generation producers located in the Camaçari, Triunfo, São Paulo and Rio de Janeiro petrochemical complexes.

•      Polyolefins: comprises the activities related to the production of PE and PP.

•      Vinyls: comprises the activities related to the production of PVC, caustic soda and chloride.

•      United States and Europe: operations related to PP production in the United States and Europe, through subsidiaries Braskem America and Braskem Alemanha, respectively.

Braskem S.A.

Management notes to the financial statements

at December 31, 2014

All amounts in thousands of reais, except as otherwise stated

•      Chemical distribution: consists of Quantiq’s operations related to the distribution of petroleum-based solvents, intermediate chemicals, special chemicals and pharmacons.

(a)               Presentation, measurement and conciliation of results

Information by segment is generated in accounting records maintained in accordance with the accounting principles and practices adopted in Brazil, according to IFRS, and which are reflected in the consolidated financial statements.

The eliminations stated in the operating segment information, when compared with the consolidated balances, are represented by transfer or raw materials between segments, that are treated and measured as arm’s length sales.

The operating segments are stated based on the results of operations, which does not include financial results, and current and deferred income tax and social contribution expenses.

The Company does not disclose assets by segment since this information is not presented to its chief decision maker.

(b)               Concentration of sales

In 2014 and 2013, the Company does not have any revenue arising from transactions with only one client that is equal to or higher than 10% of its total net revenue.

In 2014, the most significant revenue from a single client amounts to approximately 3% of total net revenues of the Company and refers to the basic petrochemical segment.

Braskem S.A.

Management notes to the financial statements

at December 31, 2014

All amounts in thousands of reais, except as otherwise stated

(c)               Results of operations by segment

	2014
	Reporting segments						Total			Braskem
	Basic				USA and	Chemical	reportable	Other	Corporate	consolidated		Braskem
	petrochemicals		Polyolefins	Vinyls	Europe	distribution	segments	segments (i)	unit	before eliminations	Eliminations	consolidated

Net sales revenue	25,576,275		18,502,238	2,709,491	7,934,281	842,715	55,565,000	402,655		55,967,655	(9,936,266)	46,031,389
Cost of products sold	(23,252,820)		(15,599,615)	(2,551,464)	(7,477,507)	(700,917)	(49,582,323)	(284,269)		(49,866,592)	9,809,251	(40,057,341)
Gross profit	2,323,455		2,902,623	158,027	456,774	141,798	5,982,677	118,386		6,101,063	(127,015)	5,974,048

Operating expenses
Selling, general and distribution expenses	(692,662)		(965,737)	(205,343)	(294,923)	(105,242)	(2,263,907)	(169,976)	(70,482)	(2,504,365)		(2,504,365)
Results from equity investments									3,929	3,929		3,929
Other operating income (expenses), net	190,292	(ii)	(53,226)	57,268	(82,515)	(28,783)	83,036	(4,135)	16,695	95,596		95,596
	(502,370)		(1,018,963)	(148,075)	(377,438)	(134,025)	(2,180,871)	(174,111)	(49,858)	(2,404,840)		(2,404,840)

Operating profit (loss)	1,821,085		1,883,660	9,952	79,336	7,773	3,801,806	(55,725)	(49,858)	3,696,223	(127,015)	3,569,208

(ii) Includes the gain on disposal of DAT (Note 1 (a.i) and Note 28).
	2013
	Reporting segments						Total			Braskem
	Basic				USA and	Chemical	reportable	Other	Corporate	consolidated		Braskem
	petrochemicals		Polyolefins	Vinyls	Europe	distribution	segments	segments (i)	unit	before eliminations	Eliminations	consolidated

Net sales revenue	25,037,780		16,944,709	2,581,076	6,748,502	891,734	52,203,801	130,289		52,334,090	(11,364,600)	40,969,490
Cost of products sold	(22,561,151)		(14,694,326)	(2,384,543)	(6,419,523)	(761,136)	(46,820,679)	(133,690)		(46,954,369)	11,133,608	(35,820,761)
Gross profit	2,476,629		2,250,383	196,533	328,979	130,598	5,383,122	(3,401)		5,379,721	(230,992)	5,148,729

Operating expenses
Selling, general and distribution expenses	(534,896)		(852,680)	(174,072)	(282,880)	(96,673)	(1,941,201)	(68,576)	(184,718)	(2,194,495)		(2,194,495)
Results from equity investments									(3,223)	(3,223)		(3,223)
Other operating income (expenses), net	(67,835)		(30,673)	(11,179)	(37,621)	(6,537)	(153,845)	196	(57,441)	(211,090)		(211,090)
	(602,731)		(883,353)	(185,251)	(320,501)	(103,210)	(2,095,046)	(68,380)	(245,382)	(2,408,808)		(2,408,808)

Operating profit (loss)	1,873,898		1,367,030	11,282	8,478	27,388	3,288,076	(71,781)	(245,382)	2,970,913	(230,992)	2,739,921

	2012
	Reporting segments						Total			Braskem
	Basic				USA and	Chemical	reportable	Other	Corporate	consolidated		Braskem
	petrochemicals		Polyolefins	Vinyls	Europe	distribution	segments	segments (i)	unit	before eliminations	Eliminations	consolidated

Net sales revenue	23,603,038		14,456,827	2,019,884	5,465,180	898,786	46,443,715	72,652		46,516,367	(10,356,040)	36,160,327
Cost of products sold	(21,793,497)		(13,131,842)	(1,947,749)	(5,272,065)	(751,013)	(42,896,166)	(88,052)		(42,984,218)	10,275,150	(32,709,068)
Gross profit	1,809,541		1,324,985	72,135	193,115	147,773	3,547,549	(15,400)		3,532,149	(80,890)	3,451,259

Operating expenses
Selling, general and distribution expenses	(491,999)		(868,410)	(129,696)	(243,300)	(94,796)	(1,828,201)	(37,823)	(301,567)	(2,167,591)		(2,167,591)
Results from equity investments									(25,807)	(25,807)		(25,807)
Other operating income (expenses), net	(64,050)		(20,012)	1,808	364,798	(265)	282,279	(98,298)	149,476	333,457		333,457
	(556,049)		(888,422)	(127,888)	121,498	(95,061)	(1,545,922)	(136,121)	(177,898)	(1,859,941)		(1,859,941)

Operating profit (loss)	1,253,492		436,563	(55,753)	314,613	52,712	2,001,627	(151,521)	(177,898)	1,672,208	(80,890)	1,591,318

(i) The other segments, includes the results of the subsidiary Braskem Idesa.

Braskem S.A.

Management notes to the financial statements

at December 31, 2014

All amounts in thousands of reais, except as otherwise stated

(d)               Net sales revenue by country

	2014	2013	2012

Brazil	26,077,194	23,548,870	20,840,355
United States	9,125,441	7,981,211	5,642,946
Argentina	1,264,787	1,222,729	1,195,728
United Kingdom	1,111,454	578,351	406,132
Germany	1,067,563	536,343	583,952
Mexico	949,423	680,054	764,244
Italy	860,765	318,357	282,671
Netherlands	713,301	1,099,945	913,208
Singapore	671,222	1,514,216	561,669
Switzerland	467,104	211,371	1,725,665
Colombia	444,040	299,287	219,405
Spain	332,148	186,354	216,405
Chile	331,744	282,231	224,956
Peru	288,051	247,427	200,952
Uruguay	263,648	243,672	263,163
Japan	236,171	190,729	269,672
Poland	206,803	221,433	232,004
Paraguay	187,208	136,393
France	174,503	117,429	136,664
Bolivia	167,729	154,473
Canada	135,164	145,378
South Korea	70,683	90,531	143,036
Venezuela		90,595	152,870
Other	885,243	872,111	1,184,628
	46,031,389	40,969,490	36,160,327

(e)               Net sales revenue by product

	2014	2013	2012

PE/PP	26,436,519	23,693,211	19,922,007
Ethylene, Propylene	3,274,529	2,875,381	2,502,111
Naphtha, condensate and crude oil	3,092,262	2,240,950	2,019,884
Benzene, toluene and xylene	3,084,916	2,974,235	2,727,659
PVC/Caustic Soda/EDC	2,709,491	2,548,457	2,417,416
ETBE/Gasoline	2,128,225	2,015,749	1,751,961
Butadiene	1,196,602	1,194,839	1,643,172
Specialty chemicals and drugs	822,790	879,801	889,190
Cumene	745,252	729,999	646,286
Solvents	620,986	527,083	515,130
Other	1,919,817	1,289,785	1,125,511
	46,031,389	40,969,490	36,160,327

Braskem S.A.

Management notes to the financial statements

at December 31, 2014

All amounts in thousands of reais, except as otherwise stated

(f)                Property plant and equipment and intangible assets by country

	2014	2013

Brazil	21,060,399	21,238,537
Mexico	9,260,814	5,684,813
United States of America	1,291,557	1,160,186
Germany	222,998	241,069
Other	1,450	1,573
	31,837,218	28,326,178

32                Insurance coverage

Braskem has a comprehensive program to manage risks and insurances, in accordance with the policy approved by the Board of Directors. The risk assessment practices and procedures set forth in the policy apply to the entire Company.

In April 2014, the All Risks insurance policies were renewed for the units in Brazil, the United States and Germany. In 2012, Braskem Idesa contracted insurance to cover the risks related to the construction of its industrial plant.

Braskem's All Risks policies have Maximum Indemnity Limits per event, established based on the amounts of maximum possible loss, considered sufficient to cover any claims given the nature of the Company's activity and the advice of consultants.

Information about All Risks policies in force is provided below:

		Maximum indemnity limit	Amount insured
	Maturity	US$ million	US$ million
Units in Brazil	October 8, 2015	2,000	23,859
Units in United States and Germany	October 8, 2015	250	2,187
Braskem Idesa	September 30, 2015	4,148	4,148
Quantiq	May 30, 2015	78	78
Total			30,272

Additionally, the Company contracted civil liability, transportation, sundry risk and vehicle insurance. The risk assumptions adopted are not part of the audit scope and, therefore, were not subject to review by our independent accountants.

Braskem S.A.

Management notes to the financial statements

at December 31, 2014

All amounts in thousands of reais, except as otherwise stated

33                Information related to guaranteed securities issued by subsidiaries

Braskem S.A. has fully and unconditionally guaranteed the debt securities issued by Braskem Finance, a 100-percent-owned finance subsidiary of Braskem. There are no siginificant restrictions on the abilitiy of Braskem to obtain funds from Braskem Finance.

34                Subsequent events

Allegations

In early March 2015, declarations made by defendants in lawsuits filed against third parties were made public, in which Braskem and two of its former executive officers were cited in allegations of supposed improper payments between 2006 and 2012 to benefit the Company in raw-material supply agreements entered into with Petrobras. As of April 24, 2015, to the knowledge of the management, Braskem has not received any notification of the filing of any proceeding or investigation by Brazilian or U.S. authorities.

In light of such facts, the Company's Management and Board of Directors approved in April the internal plan for investigation into the allegations ("Investigation") to be carried out by law firms experienced in similar cases in the United States and in Brazil.  The law firms will work under the coordination of an ad hoc committee formed by members of its Board of Directors, specially created for this purpose.

In addition, the following measures have already been taken:

i)    Voluntary announcement about the Investigation and periodical updates sent to regulatory agencies of capital markets in Brazil (Securities and Exchange Commission of Brazil - CVM) and the United States (Securities and Exchange Commission – SEC, and the Department of Justice - DOJ);

ii)    Publication of two Material Fact notices and one Notice to the Market to clarify the news reports and to keep shareholders and the market informed of actions taken by the Company;

iii)   Updating the Audit Board and external auditors about the progress of the Investigation and of the actions already taken.

Braskem and its subsidiaries are subject to a series of anticorruption and anti-bribery laws in the countries where they operate. To reduce the likelihood of infringement of such laws, a series of procedures and controls were implemented and are continuously being improved.

On the other hand, if any of the allegations proves to be true, the Company may be subject to material penalties envisaged in law. At this moment, the Company Management believes that it is not possible to estimate the duration or outcome of the Investigation and, consequently, whether it will have any impact on future financial statements.

The Management is committed to taking all the necessary measures to clarify the facts and will keep the market informed of any progress on this matter.