Form 20-F
period 2015-12-31
BRASKEM SA
filed 2016-05-05
CIK 1071438

As filed with the Securities and Exchange Commission on May 5, 2016

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F

☐          REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR

12(g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒         ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d)

OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2015

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

Pedro van Langendonck Teixeira de Freitas

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

The total number of issued shares of each class of stock of Braskem S.A. as of December 31, 2015 was:

451,688,652 Common Shares, without par value

345,002,978 Preferred Shares, Class A, without par value

593,618 Preferred Shares, Class B, without par value

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

Page
PRESENTATION OF FINANCIAL AND OTHER INFORMATION		1
CAUTIONARY STATEMENT WITH RESPECT TO FORWARD-LOOKING STATEMENTS
PART I
Item 1.	Identity of Directors, Senior Management and Advisors
Item 2.	Offer Statistics and Expected Timetable
Item 3.	Key Information
Item 4.	Information on the Company
Item 4A.	Unresolved Staff Comments
Item 5.	Operating and Financial Review and Prospects
Item 6.	Directors, Senior Management and Employees
Item 7.	Major Shareholders and Related Party Transactions
Item 8.	Financial Information
Item 9.	The Offer and Listing
Item 10.	Additional Information
Item 11.	Quantitative and Qualitative Disclosures About Market Risk
Item 12.	Description of Securities Other than Equity Securities
PART II
Item 13.	Defaults, Dividend Arrearages and Delinquencies
Item 14.	Material Modifications to the Rights of Security Holders and Use of Proceeds
Item 15.	Controls and Procedures
Item 16A.	Audit Committee Financial Expert
Item 16B.	Code of Ethics
Item 16C.	Principal Accountant Fees and Services
Item 16D.	Exemptions From the Listing Standards for Audit Committees
Item 16E.	Purchases of Equity Securities by the Issuer and Affiliated Purchases
Item 16F.	Change in Registrant’s Certifying Accountant
Item 16G.	Corporate Governance
Item 16H.	Mine Safety Disclosure
PART III
Item 17.	Financial Statements
Item 18.	Financial Statements
Item 19.	Exhibits

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

On May 4, 2016, the exchange rate for reais into U.S. dollars was R$3.555 to US$1.00, based on the selling rate as reported by the Central Bank of Brazil (Banco Central do Brasil), or the Central Bank. The selling rate was R$3.9048 to US$1.00 on December 31, 2015, R$2.6562 to US$1.00 on December 31, 2014 and R$2.3426 to US$1.00 on December 31, 2013, in each case, as reported by the Central Bank. The real/U.S. dollar exchange rate fluctuates widely, and the selling rate on May 4, 2016 may not be indicative of future exchange rates. See “Item 3. Key Information—Exchange Rates” for information regarding exchange rates for the real since January 1, 2011.

Solely for the convenience of the reader, we have translated some amounts included in “Item 3. Key Information—Selected Financial and Other Information” and elsewhere in this annual report from reais into U.S. dollars using the selling rate as reported by the Central Bank as of December 31, 2015 of R$3.9048 to US$1.00. These translations should not be considered representations that any such amounts have been, could have been or could be converted into U.S. dollars at that or at any other exchange rate. Such translations should not be construed as representations that the real amounts represent or have been or could be converted into U.S. dollars as of that or any other date.

Financial Statements

We maintain our books and records in reais. Our consolidated financial statements as of December 31, 2015 and 2014 and for the three years ended December 31, 2015 have been audited, as stated in the report appearing herein, and are included in this annual report.

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

•      prices of naphtha, ethane, propane, propylene and other raw materials;

•      international prices of petrochemical products;

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

The selected financial data as of December 31, 2015 and 2014 and for the three years ended December 31, 2015 have been derived from our audited consolidated financial statements, prepared in accordance with IFRS, and included in this annual report. The selected financial data as of December 31, 2013, 2012 and 2011 and for the years ended December 31, 2012 and 2011 have been derived from our audited consolidated financial statements, prepared in accordance with IFRS, which are not included in this annual report.

We have included information with respect to the dividends and/or interest attributable to shareholders’ equity paid to holders of our common shares and preferred shares since January 1, 2011 in reais and in U.S. dollars translated from reais at the commercial market selling rate in effect as of the payment date under the caption “Item 8. Financial Information—Dividends and Dividend Policy—Payment of Dividends.” We prepare individual financial statements in accordance with Brazilian GAAP for certain purposes, including for the calculation of dividends.

	For the Year Ended December 31,
	2015(1)	2015	2014	2013	2012	2011
	(in millions of US$, except per share data and as indicated)	(in millions of reais, except per share data and as indicated)

Statement of Operations Data:

Net sales revenue	US$12,108.9	R$47,283.0	R$46,031.4	R$40,969.5	R$36,160.3	R$33,086.5
Cost of products sold	(9,450.4)	(36,902.1)	(40,057.3)	(35,820.8)	(32,709.1)	(29,265.0)
Gross profit	2,658.5	10,380.9	5,974.0	5,148.7	3,451.2	3,821.5
Income (expenses):
Selling and Distribution	(287.3)	(1,122.0)	(1,155.8)	(1,000.7)	(990.4)	(820.0)
General and administrative	(339.4)	(1,325.3)	(1,210.1)	(1,077.9)	(1,071.0)	(1,008.1)
Research and development	(45.2)	(176.4)	(138.4)	(115.8)	(106.2)	(99.1)
Results from equity investments	0.6	2.2	3.9	(3.2)	(25.8)	(1.0)
Results from business combinations	—	—	—	—	—	30.0
Other operating income (expenses), net	(181.1)	(707.2)	95.6	(211.1)	333.5	2.9
Operating profit	1,806.0	7,052.2	3,569.2	2,740.0	1,591.3	1,926.2
Financial results:
Financial expenses	(1,073.9)	(4,193.5)	(2,745.9)	(2,549.1)	(3,926.2)	(3,560.5)
Financial income	435.6	1,701.0	355.2	773.0	532.0	759.0
Profit (loss) before income tax and social contribution	1,167.7	4,559.7	1,178.6	963.9	(1,802.9)	(875.3)
Income tax and social contribution	(425.3)	(1,660.9)	(452.3)	(456.9)	783.1	359.5
Profit (loss) from continuing operations	742.4	2,898.8	726.3	507.0	(1,019.8)	(515.8)
Results from discontinued operations	—	—	—	—	281.5	27.6
Profit (loss)	US$742.4	R$2,898.8	R$726.3	R$507.0	R$(738.3)	R$(488.2)

Net income attributable to shareholders of the company	US$804.2	R$3,140.3	R$864.1	R$509.7	R$(731.1)	R$(496.5)
Net income attributable to non-controlling interest	(61.8)	(241.5)	(137.8)	(2.7)	(7.2)	8.3

Earnings (loss) per share:
Basic:
Common shares		3.9474	1.0857	0.6403	(1.2718)	(0.6566)
Preferred class “A” shares		3.9474	1.0857	0.6403	(1.2718)	(0.6566)
Preferred class “B” shares		0.6065	0.6062	0.6062	—	—
ADS		7.8948	2.1714	1.2806	(2.5436)	(1.3132)
Diluted:
Common shares		3.9474	1.0857	0.6403	(1.2718)	(0.6566)
Preferred class “A” shares		3.9474	1.0857	0.6403	(1.2718)	(0.6566)
Preferred class “B” shares		0.6065	0.6062	0.6062	—	—
ADS(2)		7.8948	2.1714	1.2806	(2.5436)	(1.3132)

__________________________________________________________________

(1)     Translated for convenience only using the selling rate as reported by the Central Bank as of December 31, 2015 for reais into U.S. dollars of R$3.9048=US$1.00.

(2)     American depositary shares (ADS) are U.S. dollar-denominated equity shares of a foreign-based company on an American stock exchange. In our case, each ADS represents two class A preferred shares.

	At and For the Year Ended December 31,
	2015(1)	2015	2014	2013	2012	2011
	(in millions of US$, except as indicated)	(in millions of reais, except as indicated)

Balance Sheet Data:

Cash and cash equivalents	1,905.3	7,439.7	R$3,993.4	R$4,335.9	R$3,287.6	R$2,986.8
Short-term trade accounts receivable	700.4	2,735.1	2,692.6	2,810.5	2,326.5	1,843.8
Inventories	1,447.5	5,652.2	5,368.1	5,150.3	4,102.1	3,623.5
Non-current assets held for sale	—	—	—	37.7	277.8	—
Property, plant and equipment, net	8,697.5	33,961.9	29,001.5	25,413.5	21,176.8	20,622.7
Total assets	15,355.8	59,961.3	49,421.8	46,815.8	39,872.3	36,821.13
Short-term borrowings (including current portion of long-term borrowings)	504.1	1,968.5	1,418.5	1,248.8	1,836.0	1,391.8
Short-term debentures (including current portion of debentures)	—	—	—	—	—	—
Non-current liabilities held for sale	—	—	—	—	109.8	—
Long-term borrowings	6,497.2	25,370.3	18,918.0	17,353.7	15,675.6	13,753.0
Long-term debentures	—	—	—	—	—	19.1
Share capital	2,059.8	8,043.2	8,043.2	8,043.2	8,043.2	8,043.2
Shareholders’ equity (including non-controlling interest)	342.6	1,337.7	5,894.4	7,681.3	8,652.0	9,979.9

Other Financial and Operating Information:

Cash Flow Information:
Net cash provided by (used in):
Operating activities	2,080.9	8,125.4	R$3,791.9	R$2,457.8	R$2,571.8	R$2,777.5
Investing activities	(1,043.2)	(4,073.5)	(4,977.1)	(4,954.2)	(2,834.3)	(2,866.5)
Financing activities	(25.0)	(97.5)	894.4	3,614.2	633.9	494.7

Other Information:
Capital expenditures:
Property, plant and equipment	1,039.0	4,057.1	5,301.8	5,656.4	2,792.9	2,252.5
Investments in other companies	—	—	—	—	—	619.2

Domestic Sales Volume Data* (in thousands of tons) (2):
Ethylene		3,279.3	3,203.9	3,360.0	3,329.3	3,097.4
Propylene		1,188.9	1,068.5	1,187.7	1,170.4	1,123.1
Polyethylene		1,705.9	1,706.1	1,765.7	1,668.2	1,524.9
Polypropylene		1,126.9	1,204.0	1,268.9	1,233.3	1,149.8
Polyvinyl chloride (PVC)		606.3	659.6	636.5	560.9	484.0

____________________________

(1)     Translated for convenience only using the selling rate as reported by the Central Bank as of December 31, 2015 for reais into U.S. dollars of R$3.9048=US$1.00.

(2)     Including intra-company sales within our company. Intra-company sales of ethylene totaled approximately 2,793.531 tons in 2015, 2,704,300 tons in 2014, 2,828,200 tons in 2013, 2,805,500 in 2012 and 2,606,100 in 2011. Intra-company sales of propylene totaled approximately 942,710 tons in 2015, 859,500 tons in 2014, 977,900 tons in 2013, 950,000 tons in 2012 and 905,400 tons in 2011.

(*) Unaudited

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

	Reais per U.S. Dollars
Year	High	Low	Average	Period End
2011	R$1.902	R$1.535	R$1.675	R$1.876
2012	2.112	1.702	1.955	2.043
2013	2.446	1.953	2.161	2.343
2014	2.740	2.197	2.355	2.656
2015	4.195	2.575	3.339	3.905

			Reais per U.S. Dollars
Month			High	Low
September 2015			R$4.195	R$3.673
October 2015			4.001	3.739
November 2015			3.851	3.701
December 2015			3.983	3.748
January 2016			4.039	4.011
February 2016			4.049	3.865
March 2016			3.991	3.559
April 2016			3.692	3.451
May 2016 (through May 4)			3.555	3.499

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

Our revenue from customers is significant, and the credit risks associated with certain of these customers could adversely affect our operating results.

We engage in a number of transactions where counterparty credit risk is a relevant factor, including transactions with customers and those businesses we work with to provide services, among others. These risks are dependent upon market conditions and also the real and perceived viability of the counterparty. The failure or perceived weakness of any of our counterparties has the potential to expose us to risk of loss in certain situations. Our revenue from our customers is significant, and the credit risks associated with certain of these customers could adversely affect our operating results.  Certain contracts and arrangements that we enter into with counterparties may provide us with indemnification clauses to protect us from financial loss. To the extent the credit quality of these customers deteriorates or these customers seek bankruptcy protection, our ability to collect our receivables, and ultimately our operating results, may be adversely affected.

The Company’s reported results may be adversely affected by increases in reserves for uncollectible accounts receivable.

The Company has a large balance of accounts receivable and has established a reserve for the portion of such accounts receivable that the company estimates will not be collected because of the company’s customers’ non-payment.

If the business viability of certain of the Company’s customers deteriorates or the company’s credit policies are ineffective in reducing the company’s exposures to credit risk, additional increases in reserves for uncollectible accounts may be necessary, which could have a material adverse effect on our cash flows and results of operations. We record an allowance for doubtful accounts in an amount considered sufficient to cover estimated losses on the realization of our trade accounts receivable, taking into account our loss experience and the aging of our accounts receivable.

As of December 31, 2015, our total trade accounts receivable was R$3,082.9 million and the provision for doubtful accounts was R$328.0 million. Significant changes in our historical loss experience on accounts receivable which are not apparent through our aging analysis could require significant changes to our provisions for doubtful accounts.

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

Slowed growth in emerging economies resulted in decreased growth in the global economy, which increase is estimated at 3.1% in 2015, according to the International Monetary Fund. In 2015, Brazil’s GDP contracted 3.8%, as compared to growth of 0.1% in 2014 and 3.0% in 2013.  In 2015, apparent consumption for thermoplastic resins in Brazil declined by 7.6%.

In the U.S. and Europe, GDP grew by 2.4% and 1.5%, respectively in 2015 compared to growth of 2.4% and 0.9% in 2014.  Mexico’s GDP grew by 2.5% in 2015 compared to 2.3% in 2014.

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

We face competition in Brazil from foreign producers of polyethylene, polypropylene, PVC and other petrochemical products. Our U.S. operations face competition in the United States from other U.S. producers of polypropylene. Our German operations face competition in Europe and the other export markets that it serves from European and other foreign producers of polypropylene.  We expect that our Mexico operations will face competition from U.S. producers of polyethylene producers.

We generally set the prices for our second generation products sold in Brazil with reference to the prices charged for these products by foreign producers in international markets.  We generally set the prices for our second generation products exported from Brazil based on international spot market prices.  We set the prices for polypropylene sold in the United States and Europe based on regional market pricing. The price for polyethylene in Mexico will be based on prices for the polymer in the U.S Gulf Coast region.

As a result of the announced commissioning of new ethylene capacity, particularly in the United States, in the Middle East and in China, coupled with the increased competitiveness of gas-based ethylene producers in United States as a result of their relatively lower raw material costs, we anticipate that we may experience increasing competition from other producers of second generation products in the markets in which we sell these products. In addition, the appreciation of the real against the U.S. dollar may increase the competitiveness of prices of imported products in reais, which may increase the competition in Brazil from other producers of second generation products. Some of our foreign competitors are substantially larger and have greater financial, manufacturing, technological and/ or marketing resources than our company.

Higher raw materials costs would increase our cost of goods sold and services rendered and may reduce our gross margin and negatively affect our overall financial performance.

Naphtha, a crude oil derivative, is the principal raw material used by our Basic Petrochemicals Unit and, indirectly, in our other business units. Naphtha accounted, directly and indirectly, for approximately 44.5% of our consolidated cost of sales and services rendered in 2015.

We purchase a portion of the naphtha and natural gas used by our Basic Petrochemical Unit from Petróleo Brasileiro S.A. - Petrobras, or Petrobras, at prices based on the Amsterdam-Rotterdam-Antwerp and Mont Belvieu market prices of naphtha and natural gas liquids.

The price of naphtha that we purchase from international suppliers is also linked to the Amsterdam-Rotterdam-Antwerp reference. The Amsterdam-Rotterdam-Antwerp market price of naphtha fluctuates primarily based on changes in the U.S. dollar-based price of Brent crude oil on the Intercontinental Exchange based in London. Oil markets may face strong volatility due to: (1) the impact of new non-OPEC production, primarily from the United States; (2) OPEC’s decisions with regards to their production quotas; and (3) political uncertainties in the Middle East and North Africa. In 2015, the price of the front-month contract on Brent crude oil decreased by 40.6% from a high of US$64.32 per barrel in May 2015 to a low of US$38.21 per barrel in December 2015. Volatility of the price of naphtha and the upward trend in the price of oil and naphtha have effects on the price competitiveness of our naphtha-based crackers.

The average Amsterdam-Rotterdam-Antwerp market price of naphtha in U.S. dollars declined by 44.7% to US$462 per ton in 2015 from US$836 per ton in 2014 and US$903 per ton in 2013, with its highest price of reaching US$551 per ton in May 2015 and its lowest price reaching US$387 per ton in December 2015.

The Mont Belvieu prices of ethane have had similar volatility, with the average market price of ethane decreasing to US$139 per ton in 2015 from US$228 per ton in 2014 and US$190 per ton in 2013, with its highest price reaching USS$165 per ton in January 2015 and its lowest price reaching US$108 per ton in November 2015.

The price of naphtha and natural gas liquids in U.S. dollars has been, and may continue to be, volatile.  In addition, the fluctuations of the U.S. dollar in the future may effectively increase our naphtha or natural gas costs in reais. Any increase in naphtha or natural gas costs would reduce our gross margin and negatively affect our overall financial performance to the extent we are unable to pass on these increased costs to our customers and could result in reduced sales volumes of our products.

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

We do not hedge against changes in the price of our principal raw materials, so we are exposed to fluctuations in the price of these primary raw materials.

Currently, we do not hedge our feedstock’s price exposure. We believe the petrochemical industry has a natural hedge, mainly due to the observed historical correlation between its feedstock (most notably, naphtha) and its final products (Polyethylene, Polypropylene, PVC, etc.). Historically, fluctuations in naphtha’s price were followed by variations in the same direction in petrochemical products of the first and second generation. This eventual hedge solely in naphtha’s price would break this natural protection, probably making our results more volatile. However, considering Braskem’s ongoing process of feedstock diversification, with ethane, propane and propylene representing a more significant portion of our variable costs, the natural hedge described above tends to be impaired. This occurs because ethane and propane have significantly lower correlation to the price of our final products, when compared to naphtha and propylene.  If this scenario materializes, we may not immediately be able to pass on all of the corresponding increases in our feedstocks costs, which would likely reduce our gross margin and net income.

We depend on Petrobras to supply us with a substantial portion of our naphtha, ethane and propane requirements.

Petrobras is the only Brazilian supplier of naphtha and has historically supplied approximately 70% of the naphtha consumed by our Basic Petrochemicals Unit. Petrobras produces most of the naphtha it sells to us and imports naphtha to serve the gasoline pool and to sell to us. Petrobras currently is also the only Brazilian supplier of ethane and propane and has historically supplied the ethane and propane consumed at our petrochemical complex located in Duque de Caxias in the State of Rio de Janeiro, or the Rio de Janeiro Complex.

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

On December 23, 2015, we finalized and executed an agreement for the supply of naphtha with Petrobras at a price indexed to the Amsterdam-Rotterdam-Antwerp naphtha quotation. This agreement replaced the previous amendments and will be valid for a five-year period as of December 23, 2015 and establishes that both parties will have commercial renegotiation rights as of the third year should certain market conditions change.

In addition, although regulatory changes have ended Petrobras’ monopoly in the Brazilian naphtha market and have allowed us to import naphtha, any restrictions imposed on the importation of naphtha into Brazil could increase our production costs.

We depend on propylene supplied by third parties in the US and in Europe

Our reliance on third-party suppliers poses significant risks to our operating results, business and prospects. We rely upon third-party suppliers for our plants, to supply us with propylene. We acquire propylene for our polypropylene plants in the Unites States under a variety of long-term supply agreements and through the spot market. As of December 31, 2015, we had long-term supply agreements with multiple suppliers.  In Germany, we acquire propylene for our polypropylene plants under long-term supply agreements that provide for the supply of approximately 95% of the propylene requirements of these plants.

We are subject to substantial risks because of our reliance on these and other limited or sole source suppliers, including the following risks:

  if a supplier does not provide propylene that meet our or their specifications in sufficient quantities and with acceptable performance or quality on time or deliver when required, then sales, production, delivery, acceptance and revenue from our plants could be adversely affected;
  if our relationship with a key supplier, is adversely affected, for example, due to competitive pressures (or conflicting interests), our ability to obtain propylene on advantageous financial terms could be adversely affected;
  if an interruption of supply of propylene occurs because a supplier changes its technology roadmap, suffers damage to its manufacturing facilities, decides to no longer provide those products or services, increases the price of those products or services significantly or imposes reduced delivery allocations on its customers, it could take us a considerable period of time to identify and qualify alternative suppliers;
  some of our key suppliers are small companies with limited financial and other resources, and consequently may be more likely to experience financial and operational difficulties than larger, well-established companies, which increases the risk that they will be unable to deliver products as needed; and
  if a key supplier is acquired or has a significant business change, the production and sales of our systems and services may be delayed or adversely affected, or our development programs may be delayed or may be impossible to complete.

Delays in the availability of propylene or propylene of acceptable quality, or our inability to obtain such acceptable propylene in the quantities we need or at all, may adversely affected our revenue and operating results.

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

We depend on Petrobras for a significant portion of the propylene that we use in Brazil to produce polypropylene and we will depend on Pemex Gas for all of the ethane that we will use in Mexico to produce ethylene .

During 2015, approximately 36% of the propylene used by our Polyolefins Unit was supplied by Petrobras.  During 2015, our Etileno Project was not yet operational; however, once operational, all of the ethane used by the project will be supplied by Pemex.

As a result of limited infrastructure in Brazil to allow the importation of propylene in large quantities and substantial costs associated with the storage and transportation of the product, we are highly dependent on the propylene supplied by Petrobras. Thus, production volumes and net sales revenue from polypropylene products would decrease and adversely affect our overall financial performance in the event of the following:

•      significant damage to Petrobras’ refineries or to any of the pipelines connecting our polypropylene plants to Petrobras’ facilities, whether as a consequence of an accident, natural disaster, fire or otherwise; or

•      termination by Petrobras of our supply contracts. Such contracts include early termination provisions including a change of control, an event of default on our other financing agreements, failure to cure any breach of the agreement or assignment without previous notice.

Braskem Idesa has entered into a long-term supply contract to purchase ethane from Pemex Transformación Industrial (successor of Pemex Gas y Petroquímica Básica), or Pemex TRI, a state-owned Mexican company, under competitive commercial conditions.  Any termination by Pemex TRI of this supply contract could have a material adverse effect on our overall financial performance. The provisions for early termination by Pemex TRI include but are not limited to (i) material breach of our obligations or failure to cure any breach of the agreement or assignment and (ii) continuous occurrence of a force majeure event or emergency shutdown.

Any downgrade in the ratings of our company or our debt securities would likely result in increased interest and other financial expenses related to our borrowings and debt securities and could reduce our liquidity.

Standard & Poor’s, Moody’s and Fitch maintain ratings of our company and our debt securities. Currently, Standard & Poor’s and Fitch maintain ratings of our company on global and national basis. Moody’s only maintains ratings of our company on a global basis. Standard & Poor’s maintains a rating for our company of “BBB- (negative)” on a global basis and a rating for our company of “brAAA (negative)” on a national basis; Fitch maintains a rating for our company of “BBB- (negative)” on a global basis and a rating for our company of “AA+ (negative)” on a national basis; and Moody’s maintains a rating for our company of “Ba1 (negative)” on a global basis. Any decision by these agencies to downgrade the ratings of our company or of our debt securities in the future would likely result in increased interest and other financial expenses relating to our borrowings and debt securities and the inclusion of financial covenants in the instruments governing new indebtedness, and could significantly reduce our ability to obtain such financing on satisfactory terms or in amounts required by us and our liquidity and would require us to post cash collateral pursuant to our obligations.”

Some of our shareholders may have the ability to determine the outcome of corporate actions or decisions, which could affect the holders of our class A preferred shares and the ADSs.

Odebrecht S.A., or Odebrecht, directly or through its wholly-owned subsidiary Odebrecht Serviços e Participações S.A., or OSP, owns 38.3% of our outstanding share capital, including 50.1% of our voting share capital and Petrobras holds 36.1% of our outstanding share capital, including 47.0% of our voting share capital. Designees of Odebrecht constitute a majority of the members of our board of directors. Under a shareholders’ agreement to which OSP and Petrobras are parties, which we refer to as the Petrobras Shareholders’ Agreement, we may only undertake certain actions after Odebrecht and Petrobras have reached a consensus with respect to those actions. However, Odebrecht will have the sole power to approve the business plan of our company, through the board of directors, as described under “Item 7. Major Shareholders and Related Party Transactions—Major Shareholders—Shareholders’ Agreements.” As a result, Odebrecht has the ability to determine the outcome of most corporate actions or decisions requiring the approval of our shareholders or our board of directors — in certain instances, with the consent of Petrobras — which could affect the holders of our class A preferred shares and the American Depositary Shares, or ADSs.

We may face conflicts of interest in transactions with related parties.

We maintain trade accounts receivable and current and long-term payables with some of our affiliates and other related parties, including Petrobras, which is our domestic supplier of naphtha and other raw materials such as propylene, ethane, propane and light refinery hydrocarbons.  These accounts receivable and accounts payable balances result mainly from purchases and sales of goods, which are at prices and on terms equivalent to the average terms and prices of transactions that we enter into with third parties. These and other transactions between us and our affiliates could result in conflicting interests between our company and these shareholders.

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

•      possible inability to achieve expected synergies and/or economies of scale; and

•      unanticipated liabilities.

If we are unable to integrate or manage acquired businesses successfully, we may not realize anticipated cost savings, revenue growth and levels of integration, which may result in reduced profitability or operating losses.

We may face unforeseen challenges in the operation of Project Ethylene XXI which could result in this project failing to provide expected benefits to our company.

During the first half of 2016, we expect to conclude the construction phase of an olefins complex, or the Mexico Complex, located in the Mexican state of Veracruz.  For more information about this project, which we refer to as Project Ethylene XXI, see “Item 5. Operating and Financial Review and Prospects—Capital Expenditures—Joint Venture Projects—Project Ethylene XXI.”

Braskem Idesa S.A.P.I., or Braskem Idesa, our joint venture with Grupo Idesa, S.A. de C.V., or Idesa, one of Mexico’s leading petrochemical groups, to develop Project Ethylene XXI, required significant capital expenditure.  Our ability to achieve the strategic objectives of this project will depend largely on its successful operation. Factors that could affect the operation of this project include:

•      the outcome of performance tests included in the EPC and technology licensing contracts;

•      the conclusion of negotiations with export channels and providers of logistics services in order to launch sales;

•      macroeconomic conditions in Mexico and demand for polyethylene; and

•      the occurrence of unforeseen technical and mechanical difficulties, including technical problems that may delay start-up, interrupt production or lead to unexpected downtime of the Project’s plants).

We cannot assure you that this project will provide the expected benefits to our company and that the actual cost or time required to complete the implementation of this project will not substantially exceed our current estimates. Any significant interruption could hinder or prevent the implementation of our business plan as originally conceived, and result in revenues and net income below expected.

Future adjustments in tariffs on imports that compete with our products could cause us to lower our prices.

We currently benefit from tariffs imposed by the Brazilian government on imports that allow us to charge prices for our polyolefin and vinyl products in the domestic market that include a factor based on the tariffs levied on comparable imports of those products. However, the Brazilian government has in the past used import and export tariffs to effect economic policies, with the consequence that tariffs can vary. For example, in September 2012, the Brazilian government increased import duties on 100 products related to various industries, including an increase on the import tariff for polyethylene. In October 2012, it increased the import tariff for polyethylene from 14% to 20% and in October 2013, it reduced the import tariff for polyethylene to the previous level of 14%. Future adjustments of tariffs could lead to increased competition from imports and cause us to lower our domestic prices, which would likely result in lower net sales revenue and could negatively affect our overall financial performance. Additionally, the products we export to in the United States and Europe are subject to tariffs in the amount of 6.5% in each jurisdiction, subject to certain preferences. These tariffs generally favor our products produced locally and any future adjustments to these tariff structures could negatively impact our sales in these jurisdictions. Future trade agreements entered into by Brazil, the United States or the European Union could also lead to increased competition from imports and lower domestic prices.

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

Our operations in the United States, Germany and Mexico are subject to extensive U.S., German and Mexican federal, state and local laws, regulations, rules and ordinances relating to pollution, protection of the environment and the generation, storage, handling, transportation, treatment, disposal and remediation of hazardous substances and waste materials. U.S. environmental laws and regulations may impose liability on us for the conduct of third parties, or for actions that complied with applicable requirements when taken, regardless of negligence or fault. Of particular significance to us are (1) regulatory programs to be established to implement air quality standards under the National Ambient Air Quality Standards for ozone and fine particles promulgated by the U.S. Environmental Protection Agency, or the EPA, and (2) various legislative and regulatory measures in the United States which are under review, discussion or implementation to address greenhouse gas emissions. In Mexico, we adhere to the comprehensive responsibility program promoted by ANIQ, which is based on the Responsible Care standard used in the United States and Canada.

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

Our operations are subject to hazards, such as fires, explosions and other accidents, associated with the manufacture of petrochemicals and the storage and transportation of feedstock and petrochemical products. These hazards can cause personal injury and loss of life, severe damage to or destruction of property and equipment and environmental damage. A sufficiently large accident at one of our plants or storage facilities could force us to suspend our operations temporarily and result in significant remediation costs and lost net sales revenue.

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

While Braskem’s energy risk policy dictates that it purchases energy in advance at fixed prices through long-term contracts, the majority of Brazilian power generation capacity is provided by hydroelectric generation facilities. If the amount of water available to energy producers becomes scarce due to drought or diversion for other uses, the cost of energy may increase. Such conditions could have a material adverse effect on our sales and margins.

We could be materially adversely affected by violations of the Brazilian Anti-Corruption Law, U.S. Foreign Corrupt Practices Act and similar anti-corruption laws.

We, our subsidiaries and our joint venture partners are subject to a number of anti-corruption laws, including Law No. 12,846/2013, or the Brazilian Anti-Corruption Law, which became effective on January 28, 2014, the U.S. Foreign Corrupt Practices Act and various other anti-corruption and anti-bribery laws of other jurisdictions.

In the context of anti-corruption allegations against certain individuals and entities in Brazil, including Petrobras, we were mentioned in allegations that asserted that improper payments were made in exchange for favorable treatment in connection with certain raw material supply contracts we have with Petrobras. We immediately engaged Brazilian and U.S. legal counsel, which have recognized experience in similar cases, to conduct an independent internal investigation of the allegations, or the Investigation. These law firms are conducting the Investigation and will report their findings directly to an ad hoc committee of the Company's board of directors. Through these law firms, we voluntarily contacted relevant regulatory authorities, including the SEC, DoJ and CVM, to advise them about the Investigation. We have been fully cooperating with these authorities and maintain frequent contact with them through these law firms. Our cooperation with these authorities includes voluntarily producing documents to the DoJ and SEC, and responding to requests for documents, including requests made in an SEC subpoena we received on February 8, 2016.

The outcome of the Investigation is not presently known and may remain so for a substantial period of time.  We cannot currently predict how the Investigation, and any future decisions by authorities, may impact the Company and the resources needed to resolve this matter.  It is possible that the scope of the Investigation may be expanded to include additional matters.  We cannot predict the actions that the authorities may take, but the range of possibilities includes an enforcement action against the Company or one or more former or current officers, directors and employees.  In addition, the SEC, DoJ and CVM, or other authority with jurisdiction over the Company may seek to impose substantial monetary sanctions if the Investigation, or a parallel investigation by these authorities, discovers evidence of misconduct.  Our financial exposure also may include certain indemnification obligations, to the extent permitted by law, to current and former officers, directors and employees against losses incurred in connection with their actions on behalf of the Company, including reimbursement of legal fees.  Moreover, adverse publicity associated with the Investigation and potential future regulatory actions could have a material adverse effect on our business, including a decrease in demand for our products.  As a result, the Investigation and related SEC and DoJ investigations, as well as the securities class action lawsuit described in more detail under “Item 8—Legal Proceedings—Class Action Claim,” could have a material adverse effect on our business, reputation, financial condition, results of operations, liquidity and the trading price of our securities, including our class A preferred shares and the ADS.

If any of these allegations prove to be true, or if the investigation results in conclusions that show that we or any of our subsidiaries, or joint venture partners fails to comply with any of these laws, we could be subject to applicable civil or criminal penalties, which could adversely affect our overall performance.

Unfavorable outcomes in pending litigation may negatively affect our results of operations, cash flows and financial condition.

In 2015, a consolidated class action complaint was filed in the U.S. District Court for the Southern District of New York alleging that the Company made false statements and/or failed to disclose improper payments in filings made with the SEC. The plaintiffs are expected to file an amended complaint in May 2016. The outcome of the litigation is not possible to predict. It is possible that we will become party to additional lawsuits. In addition, we are generally obligated, to the extent permitted by law, to indemnify our directors and officers who are named defendants in these lawsuits. The action requires significant management time and attention. In addition, we may be required to pay judgments or settlements and incur expenses that could have a material and adverse effect on our financial condition or results of operations.

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

Brazilian markets have been experiencing heightened volatility due to the uncertainties derived from the ongoing Lava Jato investigation, which is being conducted by the Office of the Brazilian Federal Prosecutor, and its impact on the Brazilian economy and political environment. Members of the Brazilian federal government and of the legislative branch, as well as senior officers of the state-owned oil company Petróleo Brasileiro S.A. – Petrobras, or Petrobras, have faced allegations of political corruption. These government officials and senior officers allegedly accepted bribes by means of kickbacks on contracts granted by Petrobras to several infrastructure, oil and gas and construction companies, including our controlling shareholder Odebrecht S.A. We cannot currently predict how the Lava Jato investigation and any future decisions and actions by authorities in relation to our shareholders, may impact the Company.  The profits of these kickbacks allegedly financed the political campaigns of political parties of the current federal government that were unaccounted for or not publicly disclosed, as well as served to personally enrich the recipients of the bribery scheme. As a result of the ongoing Lava Jato investigation, a number of senior politicians, including congressman and officers of the major state-owned companies in Brazil resigned or have been arrested. Senior elected officials and other public officials in Brazil are being investigated for allegations of unethical and illegal conduct identified during the Lava Jato investigation.

In addition, the Brazilian Congress opened impeachment proceedings against President Dilma Rousseff on December 2, 2015 for allegedly breaking budget laws as she increased economic stimulus during her re-election campaign last year. On April 17, 2016, the Brazilian Congress voted in favor of the admissibility of the impeachment proceedings and the Brazilian Senate is expected to vote on the impeachment on May 11, 2016. The impeachment proceedings have adversely affected and we expect that they will continue to adversely affect the Brazilian markets and trading prices of securities issued by Brazilian issuers.  We cannot predict either the outcome of the impeachment proceedings or their effects on the Brazilian economy.  Any developments in the impeachment proceedings could have a material adverse effect on us.

The potential outcome of these investigations and proceedings is uncertain, but they have adversely affected and we expect that they will continue to adversely affect the Brazilian markets and trading prices of securities issued by Brazilian issuers.  We cannot predict whether the allegations or proceedings will lead to further political and economic instability or whether new allegations against government officials or other companies in Brazil will arise in the future. In addition, we can neither predict the outcome of any such allegations and proceedings nor their effect on the Brazilian economy. The development of those unethical conduct cases could have a material adverse effect.

Future changes in industrial policy and related actions undertaken by the Brazilian government may negatively affect demand for our products as well as our net sales revenue and overall financial performance.

We currently benefit from certain industrial policies and related actions undertaken by the Brazilian government intended to strengthen the domestic economy and certain local industries. Some of these policies and actions have recently included reductions in payroll taxes for plastic manufacturers, a program to improve the competitiveness of Brazilian producers in the export markets by refunding the federal taxes levied on their export sale, intervention of the federal government to reduce incentives to imports at local ports, increases in import duties on certain products, including polyethylene, and the reduction in the rates of Social Integration Program (Programa de Integração Social), or PIS, a federal value-added tax, and Contribution for Social Security Financing (Contribuição para Financiamento da Seguridade Social), or COFINS, taxes on feedstock purchases by first- and second-generation petrochemical producers.

These taxes on feedstock purchase were set at a rate of 5.6% for naphtha and 9.25% for other feedstocks prior to June 2013, when they were lowered to 1% until 2015, increasing to 3% in 2016 and 5% in 2017 and, then return to the 5.6% rate in 2018 and on. We cannot predict or control which policies will be renewed or discontinued and whether future changes to Brazilian industrial policy will be proposed and enacted in the future. If industrial policies that benefit us expire, or policies detrimental to us are implemented, our business, results of operations and financial condition may be adversely affected.

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

The Brazilian currency has been devalued on several occasions during the last four decades. Throughout this period, the Brazilian government has implemented various economic plans and various exchange rate policies, including sudden devaluations, periodic mini-devaluations (during which the frequency of adjustments has ranged from daily to monthly), exchange controls, dual exchange rate markets and a floating exchange rate system. From time to time, there have been significant fluctuations in the exchange rate between the Brazilian currency and the U.S. dollar and other currencies. The real depreciated by 12.6% against the U.S. dollar during 2011, by 8.9% during 2012, by 14.6% during 2013, by 13.4% during 2014 and by 47.0% during 2015.

Depreciation of the real relative to the U.S. dollar also could result in inflationary pressures in Brazil by generally increasing the price of imported products and services. On the other hand, the appreciation of the real against the U.S. dollar may lead to a deterioration of the country’s current account and the balance of payments and may dampen export-driven growth.

We had total foreign currency-denominated debt obligations, all of which were denominated in U.S. dollars, in an aggregate amount of R$22,415.2 million (US$5,740.4 million) as of December 31, 2015, representing 78.7% of our consolidated indebtedness, not including transaction costs or the aggregate amount of R$12,312.5 million (US$3,193.1 million) outstanding as of December 31, 2015 in connection with the project finance debt related to Project Ethylene XXI. As of December 31, 2015, we had US$1,251.9 million in foreign currency-denominated cash and cash equivalents.

A significant depreciation of the real in relation to the U.S. dollar or other currencies could increase our financial expenses as a result of foreign exchange losses that we must record and could reduce our ability to meet debt service requirements of our foreign currency-denominated obligations. To enable us to more efficiently manage the effects of exchange rate fluctuations on our results, in 2013 we decided to designate part of our U.S. dollar-denominated liabilities as a hedge for our future exports.

The prices of naphtha, our most important raw material, and of some of our other raw materials, are denominated in or linked to the U.S. dollar. Naphtha accounted, directly and indirectly, for 44.4% of our consolidated cost of sales and services rendered in 2015. When the real depreciates against the U.S. dollar, the cost in reais of our U.S. dollar-denominated and U.S. dollar-linked raw materials increases, and our operating income in reais may decrease to the extent that we are unable to pass on these cost increases to our customers.

The Brazilian government’s actions to combat inflation may contribute significantly to economic uncertainty in Brazil and reduce demand for our products.

Historically, Brazil has experienced high rates of inflation. Inflation, as well as government efforts to combat inflation, had significant negative effects on the Brazilian economy, particularly prior to 1995. The inflation rate, as measured by the General Price Index—Internal Availability (Índice Geral de Preços—Disponibilidade Interna), or the IGP-DI, reached 2,708% in 1993. Although inflation rates have been substantially lower since 1994 than in previous periods, inflationary pressures persist. Inflation rates, as measured by the IGP-DI, were 5.0% in 2011, 8.1% in 2012, 5.5% in 2013, 3.8% in 2014 and 10.7% in 2015. The Brazilian government’s measures to control inflation have often included maintaining a tight monetary policy with high interest rates, thereby restricting availability of credit and reducing economic growth. Inflation, actions to combat inflation and public speculation about possible additional actions also may contribute to economic uncertainty in Brazil and to heightened volatility in the Brazilian securities markets.

Brazil may experience high levels of inflation in future periods. Increasing prices for petroleum, the depreciation of the real and future governmental measures seeking to maintain the value of the real in relation to the U.S. dollar may trigger increases in inflation in Brazil. Periods of higher inflation may slow the rate of growth of the Brazilian economy, which would lead to reduced demand for our products in Brazil and decreased net sales revenue. Inflation is also likely to increase some of our costs and expenses, which we may not be able to pass on to our customers and, as a result, may reduce our profit margins and net income. In addition, high inflation generally leads to higher domestic interest rates, and, as a result, the costs of servicing our real denominated debt may increase, causing our net income to be reduced. Inflation and its effect on domestic interest rates can, in addition, lead to reduced liquidity in the domestic capital and lending markets, which could adversely affect our ability to refinance our indebtedness in those markets. Any decline in our net sales revenue or net income and any deterioration in our financial condition would also likely lead to a decline in the market price of our securities, including class A preferred shares and the ADS.

Fluctuations in interest rates could raise the cost of servicing our debt and negatively affect our overall financial performance.

Our financial expenses are affected by changes in the interest rates that apply to our floating rate debt. As of December 31, 2015, we had, among other debt obligations, R$2,061.1 million of loans and financing and debentures that were subject to the Long-Term Interest Rate (Taxa de Juros de Longo Prazo), or TJLP, R$1,750.3 million of loans and financing and debentures that were subject to the Interbank Deposit Certificate (Certificado de Depósito Interbancário), or CDI rate, and R$12,297.2 million of loans and financing that were subject to the London Interbank Offered Rate, or LIBOR.

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

Our foreign-currency debt denominated in U.S. dollars represented an aggregate of 77.8% of our indebtedness on a consolidated basis as of December 31, 2015, not including transaction costs or the aggregate amount of R$12,250.7 million (US$3,193.1 million) outstanding as of December 31, 2015 in connection with the project finance debt related to Project Ethylene XXI. If we fail to make payments under any of these obligations, we will be in default under those obligations, which could reduce our liquidity as well as the market price of our securities, including class A preferred shares and the ADS.

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

Risks Relating to Mexico

Economic conditions and government policies in Mexico and elsewhere may have a material impact on our operations.

A deterioration in Mexico’s economic condition, social instability, political unrest or other adverse social developments in Mexico could adversely affect our business and financial condition. These events could also lead to increased volatility in the financial markets, thereby affecting our ability to maintain financial liquidity and service our debt. Additionally, the Mexican Government recently cut spending in response to a downward trend in international crude oil prices, and it may cut spending in the future.  These cuts could adversely affect the Mexican economy and, consequently, our business, financial condition, operating results and prospects.

In the past, Mexico has experienced several periods of slow or negative economic growth, high inflation, high interest rates, currency devaluation and other economic problems. These problems may worsen or reemerge, as applicable, in the future and could adversely affect our business and ability to service our debt. A worsening of international financial or economic conditions, such as a slowdown in growth or recessionary conditions in Mexico’s trading partners, including the United States, or the emergence of a new financial crisis, could have adverse effects on the Mexican economy, our financial condition and our ability to service our debt.

Mexico has experienced a period of increasing criminal activity, which could affect our operations.

In recent years, Mexico has experienced a period of increasing criminal activity, primarily due to the activities of drug cartels and related criminal organizations. In addition, the development of the illicit market in fuels in Mexico has led to increases in theft and illegal trade in the fuels that Pemex, our principal supplier in Mexico, produces. In response, the Mexican Government has implemented various security measures and strengthened its military and police forces aimed at decreasing incidents of theft and other criminal activity directed at petrochemical facilities and petrochemical products. Despite these efforts, criminal activity continues to exist in Mexico, some of which may target our facilities and products or those of Pemex and other suppliers. These activities, their possible escalation and the violence associated with them may have a negative impact on our financial condition and results of operations.

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

Under the Brazilian Corporation Law and our by-laws, holders of our class A preferred shares and, consequently, the ADSs are not entitled to vote at meetings of our shareholders, except in very limited circumstances. These limited circumstances directly relate to key rights of the holders of class A preferred shares, such as modifying basic terms of our class A preferred shares or creating a new class of preferred shares with superior rights. Holders of preferred shares without voting rights are entitled to elect one member and his or her respective alternate to our board of directors and our fiscal council, depending on specific circumstances provided in the Brazilian Corporation Law. Holders of our class A preferred shares and the ADSs are not entitled to vote to approve corporate transactions, including mergers or consolidations of our company with other companies, or the declaration of dividends. However, if we do not pay dividends for three consecutive years, holders of our class A preferred shares and the ADS will be granted voting rights. See “Item 10. Additional Information—Description of Our Company’s By-laws—Voting Rights.”

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

Developments in the international capital markets may decrease the market price of our securities, including class A preferred shares, ADSs and 2024 Notes.

The market price of our securities, including class A preferred shares, ADSs and 2024 Notes may be adversely affected by declines in the international financial markets and world economic conditions. Brazilian securities markets are influenced, to varying degrees, by economic and market conditions in other countries, especially those in Latin America.

Although economic conditions are different in each country, investors’ reaction to developments in one country may affect the securities markets and the securities of issuers in other countries, including Brazil. The recent global economic and financial crisis has had a significant negative impact on the economies of countries around the world. Developed economies like the United States have sustained some of the most direct effects while some emerging economies like China have suffered substantial but comparatively milder effects. More recently, several European economies have revealed significant macroeconomic imbalances. We cannot assure you that the market for Brazilian securities will not continue to be affected negatively by events elsewhere. Any adverse economic developments in other emerging markets may adversely affect investor confidence in securities issued by Brazilian companies, causing their market price and liquidity to suffer. Any such developments could immediately affect our ability to raise capital when needed and the market price of our securities, including class A preferred shares, ADSs and 2024 Notes.

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

Braskem Finance Limited, a wholly-owned subsidiary of Braskem incorporated in the Cayman Islands, has no operations other than the issuing and making payments on the 2024 Notes and other indebtedness ranking equally with the 2024 Notes, and using the proceeds therefrom as permitted by the documents governing these issuances, including lending the net proceeds of the 2024 Notes and other indebtedness incurred by Braskem Finance Limited to Braskem and subsidiaries of Braskem. Accordingly, the ability of Braskem Finance Limited to pay principal, interest and other amounts due on the 2024 Notes and other indebtedness will depend upon our financial condition and results of operations and our subsidiaries that are creditors of Braskem Finance Limited. In the event of an adverse change in our financial condition or results of operations and our subsidiaries that are creditors of Braskem Finance Limited, these entities may be unable to service their indebtedness to Braskem Finance Limited, which would result in the failure of Braskem Finance Limited to have sufficient funds to repay all amounts due on or with respect to the 2024 Notes.

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

As of December 31, 2015, Braskem had (1) consolidated corporate debt, net of transaction costs, of R$28,480.3 million (US$7,293.7 million), and (2) consolidated project debt of R$12,312.5 million (US$3,193.1 million). Of the consolidated corporate debt, R$5,475.1 million (US$1,402.3 million) was unsecured debt of Braskem, R$3,727.9 million (US$954.7 million) was secured debt of Braskem, R$5,478.1 million (US$1,402.9 million) was debt of Braskem’s subsidiaries and special purpose entities (other than Braskem Finance Limited and Braskem Idesa S.A.P.I.).

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

ITEM 4. INFORMATION ON THE COMPANY

According to IHS we are the largest producer of thermoplastic resins in the Americas, based on annual production capacity of our 29 plants in Brazil, five plants in the United States and two plants in Germany as of December 31, 2015. We are the only producer of ethylene, polyethylene and polypropylene in Brazil. We produce a diversified portfolio of petrochemical and thermoplastic products and have a strategic focus on thermoplastic resins, including polyethylene, polypropylene and PVC. We are also the seventh largest Brazilian company, based on net revenue in 2014, according to Valor Magazine. We recorded net sales revenue of R$47,283.0 million and a net profit of R$2,898.8 million during the year ended December 31, 2015.

As of December 31, 2015, our business operations were organized into five production business units, which corresponded to our principal production processes, products and services. Our business units were as follows:

•      Basic Petrochemicals, which includes our production and sale of basic petrochemicals at the petrochemical complex located in Camaçari in the State of Bahia, or the Northeastern Complex, the petrochemical complex located in Triunfo in the State of Rio Grande do Sul, or the Southern Complex, the petrochemical complex located in Capuava in the State of São Paulo, or the São Paulo Complex and the Rio de Janeiro Complex and our supply of utilities produced at these complexes to second generation producers, including some producers owned or controlled by our company. This segment accounted for net sales revenue of R$24,269.8 million, or 43.2% of the net sales revenue of all reportable segments, including net sales to our other business units, and had an operating margin of 13.9% in 2015;

•      Polyolefins, which includes the production and sale of polyethylene, including the production of “green polyethylene” from renewable resources, and polypropylene produced by our company in Brazil. This segment accounted for net sales revenue of R$19,986.2 million, or 35.6% of the net sales revenue of all reportable segments, including net sales to our other business units, and had an operating margin of 15.9% in 2015;

•      Vinyls, which includes our production and sale of PVC and caustic soda. This segment accounted for net sales revenue of R$2,780.1 million, or 5.0% of the net sales revenue of all reportable segments, including net sales to our other business units, and had a negative operating margin of 4.0% in 2015;

•      USA and Europe, which includes our production, operations and sale of polypropylene in the United States and Germany. This segment accounted for net sales revenue of R$8,239.9 million, or 14.7% of the net sales revenue of all reportable segments, including net sales to our other business units, and had an operating margin of 10.8% in 2015; and

•      Chemical Distribution, which includes the operations of QuantiQ and IQAG and distributes petrochemical products manufactured by our company and other domestic and international companies. This segment accounted for net sales revenue of R$874.6 million, or 1.6% of the net sales revenue of all reportable segments, including net sales to our other business units, and had an operating margin of 6.1% in 2015.

Strategy of Our Company

Our strategic objective is to satisfy our customers in the plastics value chain and the chemical industry in Brazil and the Americas, while maximizing return on the capital invested by shareholders.

The key elements of our strategy include:

•      Differentiation of Our Business. We recognize the cyclical nature of the markets for our petrochemical products and believe that, by focusing on relationships with our customers, we can foster customer loyalty even during periods of lower demand. For instance, we offer our customers more flexible delivery options and credit terms than importers, which typically offer deliveries only through port facilities financed through letters of credit. Our growth strategy is centered on increasing the consumption of our products, enabling customers to substitute non-plastic materials with thermoplastic resins. We are seeking to establish close, long-term relationships with our customers and are committed to providing technological support and solutions to our customers through our research centers in Rio Grande do Sul (Brazil), and in Pittsburgh, Pennsylvania (United States), which develop processes, products and applications for the petrochemical sector and which, as of December 31, 2015, collectively had 234 employees.

•      Acquisition of Feedstocks at Competitive Prices and Diversification of Feedstock. In order to obtain feedstocks at competitive prices, we are constantly seeking to diversify our feedstock profile and to negotiate purchases of feedstocks at competitive prices.

As part of our efforts to acquire feedstock at competitive prices, in 2012 we acquired from Sunoco Chemicals, in the United States, a propylene splitter that was integrated into our unit in Marcus Hook, Pennsylvania. This acquisition provides a long-term solution to the unit’s propylene supply. Additionally, we have entered into a partnership with Enterprise Products in the United States, which will supply approximately 65% of the propylene feedstock required by our three plants in the U.S. Gulf region. In addition to guaranteeing the supply of this feedstock for 15 years, the partnership establishes Enterprise’s obligation to build a propane dehydrogenation plant (PDH) that will use shale gas and other non-traditional feedstock sources, giving Braskem access to competitive opportunities in gas-based feedstock in the region.

With respect to the diversification of our feedstock profile, we have advanced in the construction of the Ethylene XXI Project, a complex in Mexico that will include a cracker using ethane as feedstock and three integrated polyethylene plants with annual capacity of 1.05 million tons, with startup slated for the first half of 2016. Developed through a joint venture with the Mexican group Idesa, Braskem Idesa has entered into a long-term supply contract to purchase ethane from Pemex Gas y Petroquímica Básica, or Pemex Gas, a state-owned Mexican company, under competitive commercial conditions. In 2016, we expect to invest approximately R$380 million to enable the use of up to 15% of ethane as raw material in the Northeastern Complex in Brazil. The project will modernize this industrial unit and improve the port infrastructure. We expect to complete this modernization in the second half of 2017. Furthermore, we entered into a long-term ethane supply agreement with a U.S. company with pricing based on the Mont Belvieu market prices. These are strategies that we use to diversify our feedstock and increasing our competitiveness in the petrochemical supply chain in Brazil.

Additionally, we are involved in studies for a new project for the integrated production of polyethylene in the state of West Virginia. This project, called the Appalachian Shale Cracker Enterprise, or Ascent, contemplates the involvement of third party investors. The role of each participant and the business model of the project has not yet been determined and will be subject to board approval if the initial findings of the study are positive. Given recent developments in the world energy markets, we are considering new oil price models into this project analysis.

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

Long-Term Naphtha Agreement

On December 23, 2015, we and Petrobras entered into a Petrochemical Naphtha Purchase Agreement. This long-term naphtha agreement was the result of our efforts with Petrobras to renegotiate agreements terminated in February 2014 for the supply of naphtha to our basic petrochemicals plants.

Under the terms of this new agreement:

•      Petrobras has agreed to sell and deliver naphtha, for a period of five years, to our basic petrochemicals plants in the Northeastern, Southeastern and the Southern Complex exclusively for our use as a raw material;

•      we are required to purchase a minimum monthly volume of naphtha;

•      we provide Petrobras with a firm commitment order for naphtha each month, together with an estimate of the volume of naphtha that we will purchase over the following six months;

•      we may request volumes of naphtha that exceed a monthly firm commitment order, which Petrobras may supply at its discretion;

•      naphtha’s price is based on 102.1% of ARA;

•      the contract may be amended in the event that unforeseen extraordinary events occur that cause a disruption in the economic-financial equilibrium of the contract;

•      the contract can be renegotiated from January 2018 onwards depending on the occurrence of certain specific markets events for each party;

•      parties may terminate the contract, without prior notice, in the event of: (1) failure to cure any breach of the contract following a 30 day grace period; (2) a force majeure event that continues for more than 90 days; (3) transfer or offer as a guaranty all or part of its rights and obligations under the contract to a third party without prior consent; (4) change of ownership or corporate purposes that conflicts with the object of the contract; (5) dissolution; or (6) failure to perform the compliance obligations of the contract.

•      Petrobras may terminate the contract, without prior notice, in the event of bankruptcy or liquidation of Braskem.

History and Development of Our Company

Our business began when the Odebrecht Group and Mariani Group acquired control of Copene, a raw materials petrochemical complex in Camaçari, in July 2001, and then subsequently integrated their assets in the petrochemical sector with Copene. From 2001 to 2004, we underwent a corporate reorganization and merged many recently acquired companies. In addition, we acquired Polialden in 2005 and Politeno in 2006.

Through a partnership with Petrobras, we began consolidating the Southern Complex in Brazil in March 2007 with the acquired petrochemical assets from the Ipiranga group. In November 2007, we signed an agreement with Petrobras and Odebrecht, which required them to contribute their assets in the petrochemical sector to Braskem. In September 2008, Ipiranga Petroquímica, Petroquímica Paulínia and the spun-off portion of Ipiranga Química were merged into our company. In May 2009, our merger with Triunfo was approved.

In January 2010, we announced the acquisition of Quattor in order to strengthen the Brazilian petrochemical sector and establish ourselves among the five largest and most competitive petrochemical companies in the world. In February 2010, we announced the acquisition of the polypropylene assets of Sunoco Chemicals, the fourth largest producer of this resin in the United States. This acquisition represented an important step towards strengthening our internationalization strategy, which combines our growth in the U.S. market with alternative access to competitive raw materials and main consumer markets. As a result of this acquisition, we became a leader of thermoplastic resins in the Americas, consolidating our position as a major player in the international petrochemical market and the third largest global player in the polypropylene industry.

In July 2011, we announced the acquisition of Dow Chemical’s polypropylene business, including four plants (two plants in the United States and two plants in Germany). The U.S. assets, located in Freeport and Seadrift, Texas, have a combined annual production capacity of 545,000 tons, which represented a 50% increase in annual capacity polypropylene production in the United States. The German assets, located in the cities of Wesseling and Schkopau, have a combined annual production capacity of 545,000 tons. This acquisition represented an important step in the consolidation of our international strategy, positioning us as the largest producer of polypropylene in the United States.

The following discussion highlights the important developments in our business since January 1, 2015.

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

Basic Petrochemicals Unit

As of December 31, 2015, according to IHS, our Basic Petrochemicals Unit’s facilities had one of the largest annual production capacities of all first generation producers in Latin America. Including net sales to our other business units, our Basic Petrochemicals Unit generated net sales revenue of R$24,269.8 million in 2015, or 42.7% of the net sales revenue of all reportable segments. Net sales revenue generated by internal sales to our other business units was R$11,526.0 million during 2015, representing 47.5% of the net sales revenue of our Basic Petrochemicals Unit.

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

The products of our Basic Petrochemicals Unit are used primarily in the manufacture of intermediate second generation petrochemical products, including those manufactured by our Polyolefins Unit and our Vinyls Unit. Our Basic Petrochemicals Unit also supplies other second generation producers in each of the petrochemical complexes in which we operate and other companies located outside of these complexes, and renders services to those producers.  In 2015, 83.1% of our Basic Petrochemicals Unit’s net sales revenue (including intra-company sales) was derived from the sale of basic petrochemicals, 6.3% from the sale of fuels, 4.5% from the sale of naphtha and condensate, 3.0% from the sale of intermediates and 3.1% from the sale of utilities and services. In 2015, 47.5% of our Basic Petrochemicals Unit’s net sales revenue from sales of basic petrochemicals was derived from sales made to our Polyolefins and Vinyls Units.

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

	Year Ended December 31,
	2015	2014	2013
	(thousands of tons)
Domestic sales:
Ethylene	485.8	499.6	531.8
Propylene	246.1	208.9	209.9
Cumene	206.0	211.6	234.1
Butadiene	220.1	210.0	210.8
BTX products(1)	724.7	716.0	686.3
Others	443.5	394.9	395.0
Total domestic sales of basic petrochemicals	2,326.2	2,241.0	2,267.9
Total export sales of basic petrochemicals	1,237.0	1,324.9	1,274.6
Total sales of basic petrochemicals	3,563.2	3,565.9	3,542.5

___________________________

(1)   Includes benzene, toluene, ortho-xylene, para-xylene and mixed xylenes.

In addition, we had the following intra-company sales:

	Year Ended December 31,
	2015	2014	2013
	(thousands of tons)
Ethylene	2,793.5	2,704.3	2,828.2
Propylene	942.7	859.5	977.9
Benzene	—	—	7.5

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

The table below sets forth the primary products of our Basic Petrochemicals Unit, annual production capacity as of December 31, 2015 and annual production for the years presented.

	Annual Production	Production For the Year Ended December 31,
Primary Products	Capacity	2015	2014	2013
	(in tons)
Olefins:
Ethylene	3,952,000	3,357,078	3,237,886	3,372,825
Propylene	1,585,000	1,389,796	1,306,636	1,505,595
Butadiene	480,000	389,272	374,827	389,854
Aromatics:
BTX products(1)	1,479,000	1,031,280	1,013,873	1,217,831

___________________________

(1)   Consists of benzene, toluene, para-xylene and ortho-xylene.

Raw Materials of Our Basic Petrochemicals Unit

Naphtha

Naphtha is the main raw material that we use to produce our basic petrochemical products and represents the principal production and operating cost of our Basic Petrochemicals Unit. We also use condensate as a raw material in our basic petrochemical units in the Southern Complex.

The price of naphtha and condensate that we purchase varies primarily based on changes in the U.S. dollar-based international price of crude oil. Naphtha and condensate accounted for 59.0% of the total cost of sales of our Basic Petrochemicals Unit during 2015, and naphtha accounted for 45.2% of our direct and indirect consolidated cost of sales and services rendered during 2015.

The following table shows the average Amsterdam-Rotterdam-Antwerp market price of naphtha for the periods indicated.

	2016	2015	2014	2013

Average(1)	US$332.82	US$461.89	US$836.23	US$903.01
Month ended:
January	317.83	396.91	918.58	932.95
February	293.00	502.13	913.65	991.86
March	351.07	504.86	911.40	910.29
April	372.00	525.61	925.63	815.70
May	–	550.86	937.84	833.20
June	–	538.07	952.45	843.60
July	–	472.37	935.59	876.79
August	–	403.38	865.81	913.88
September	–	411.66	841.36	929.81
October	–	430.26	711.52	901.87
November	–	419.18	628.94	929.33
December	–	387.41	491.98	956.78

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

	Year Ended December 31,
	2015	2014	2013
Brazil	55.5%	69.8%	72.4%
Algeria	19.7%	10.2%	13.0%
United States of America	4.5%	—	—
Venezuela	9.9%	9.0%	9.0%
Others	10.4%	11.0%	5.7%
Total	100%	100%	100%

Supply Contracts with Petrobras

On December 23, 2015, we and Petrobras entered into a new five-year Naphtha Purchase Agreement.  This contract replaced the naphtha supply contract between our company and Petrobras for the supply of naphtha to our basic petrochemicals plants located in the Northeastern Complex and superseded the naphtha supply contract between our company and Petrobras for the supply of naphtha to our basic petrochemicals plants located in the Southern Complex. The new contract will expire in December 2020.

Under the terms of this new agreement:

•      Petrobras has agreed to sell and deliver naphtha, for a period of five years, to our basic petrochemicals plants in the Northeastern, Southeastern and the Southern Complex exclusively for our use as a raw material;

•      we are required to purchase a minimum monthly volume of naphtha;

•      we provide Petrobras with a firm commitment order for naphtha each month, together with an estimate of the volume of naphtha that we will purchase over the following six months;

•      we may request volumes of naphtha that exceed a monthly firm commitment order, which Petrobras may supply at its discretion;

•      the price we pay for naphtha is equal to 102.1% of ARA;

•      the contract will be amended in the event that unforeseen extraordinary events occur that cause a disruption in the economic-financial equilibrium of the contract;

•      beginning in January 2018, either party can renegotiate the contract upon the occurrence of certain market events;

•      either party may terminate the contract, without prior notice, in the event of: (1) failure to cure any breach of the contract following a 30 day grace period; (2) a force majeure event that continues for more than 90 days; (3) transfer or offer as a guaranty all or part of either party’s rights and obligations under the contract to a third party without the other party’s consent; (4) an alteration of ownership or corporate purposes that conflicts with the object of the contract; (5) dissolution; or (6) failure to comply with the compliance obligations of the contract; and

•      Petrobras may terminate the contract, without prior notice, in the event of our bankruptcy or liquidation.

Supply Arrangements with SONATRACH

La Société Nationale pour la Recherche, la Production, le Transport, la Transformation et la Commercialisation des Hydrocarbures, or SONATRACH (the Algerian national oil company), is one of our suppliers of imported naphtha and condensate. We have imported naphtha supplied by SONATRACH since 2002. On an annual basis, we negotiate the minimum and maximum volumes of naphtha and condensate that we will purchase from SONATRACH. In the event that we were unable to renew our supply arrangements with SONATRACH, we believe that we could purchase sufficient quantities of naphtha from other suppliers to meet the supply needs of our basic petrochemicals plants.

Other Supply Contracts

As part of our strategy to diversify our sources of supply of naphtha, we are acquiring naphtha under annual supply arrangements with Venezuelan and multinational suppliers.

Spot Market Purchases of Naphtha

In addition to our supplies of naphtha under the agreements described above, we purchase naphtha on the spot market from time to time from foreign suppliers located in Africa, Europe, North America and Latin America.

Ethane and Propane

Ethane and propane are the principal raw materials that we use to produce our basic petrochemical products in the Rio de Janeiro Complex and represent the principal production and operating cost of the basic petrochemical unit in the Rio de Janeiro Complex. The price of ethane and propane that we purchase varies primarily based on changes in the U.S. dollar-based international price of these feedstocks.

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

Light Refinery Hydrocarbons

In January 2005, Braskem Qpar and Petrobras entered into an agreement for the purchase and sale of a steam of light refinery hydrocarbons, from which we separate ethylene and propylene. This agreement provides that we and Petrobras will negotiate the renewal of this agreement prior to its expiration in 2020 and that, in the event that Petrobras does not intend to renew this agreement, it must notify us at least two years prior to the expiration of this agreement and must perform under the terms and conditions of this agreement until 2028. Under the terms of this agreement:

•      Petrobras agrees to sell and deliver light refinery hydrocarbons to our basic petrochemical plant in the São Paulo Complex exclusively for use as raw materials;

•      we are required to purchase a minimum daily volume of light refinery hydrocarbons;

•      the price for light refinery hydrocarbons is based on a variety of market indices;

•      the contract will be amended in the event that unforeseen extraordinary events occur that cause a disruption in the economic-financial equilibrium of the contract; and

•      Petrobras may terminate the contract, without prior notice, in the event of: (1) our failure to cure any breach of the contract following a 30-day grace period; (2) a force majeure event that prevents the execution of the contract; (3) we transfer or offers as a guarantee all or part of its rights, obligations and credits under the contract to a third party without Petrobras’ consent, unless the third party is a member of our economic group; (4) the dissolution or bankruptcy of Braskem S.A; and (5) a change of entity type, merger, sale, spin-off or any other corporate reconstruction of Braskem S.A that conflicts with or impedes the execution of contract’s object.

Utilities

We self-generated approximately 36% of the Bahia Complex’s energy consumption. About 53% of the demand was supplied by Companhia Hidrelétrica do São Francisco, or CHESF, a Brazilian government-owned electric power generation company. The remaining energy was supplied under long-term contracts in the free power market (Mercado Livre de Energia) from several companies.

Approximately 78% of the Alagoas Complex’s energy consumption was supplied by CHESF. About 15% of the demand was delivered by Eletrobras Alagoas, another Brazilian government-owned electric power generation company.  The remainder energy was supplied under long-term contracts in the free power market from several companies

We self-generated approximately 35% of the Southern Complex’s energy consumption, and the remainder energy was acquired primarily under long-term contracts in the free power market from several companies.

We self-generated approximately 11% of the São Paulo Complex’s energy consumption, and the remainder energy was acquired primarily under long-term contracts in the free power market from several companies.

We purchased substantially all of the energy consumption requirements of the Rio de Janeiro Complex’s from Petrobras Energia until August 2015 when the contract expired. Since then, we acquired all energy consumption from other energy suppliers under several long-term contracts.

Sales and Marketing of Our Basic Petrochemicals Unit

We sell our basic petrochemical products principally in Brazil, mainly to second generation petrochemical producers, including our other business units, as well as to customers in the United States, Europe, South America and Asia.

As is common with other first generation petrochemical producers, our Basic Petrochemicals Unit has a high concentration of sales to a limited number of customers. Net sales to our Basic Petrochemicals Unit’s 10 largest customers (excluding intra-company sales) accounted for 61% of our Basic Petrochemicals Unit’s total net sales revenue (excluding intra-company sales) during the year ended December 31, 2015.

The following table sets forth our net sales revenue derived from domestic and export sales, excluding inter-company sales, by our Basic Petrochemicals Unit for the years indicated:

	For the Year Ended December 31,
	2015	2014	2013
	(in millions of reais)
Net sales revenue:
Domestic sales	R$7,523.5	R$8,459.5	R$7,786.3
Export sales	4,944.2	5,389.8	5,661.7
	R$12,467.7	R$13,849.3	R$13,448.0

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

We are focused on maintaining our leading position in the Brazilian market, while continuing to use our exports to protect our operations and adjust the imbalances between demand and production. Export net sales of our Basic Petrochemicals Unit represented 20.4% of our Basic Petrochemicals Unit’s net sales revenue during 2015.

Additionally, we have applied our expertise in commodities trading to increase our resale operations of naphtha and oil derivatives in the international markets. In order to meet our crackers’ naphtha requirements (in terms of timing, pricing and quality), we maintain an excess supply of naphtha and resell the surplus on the spot market. During 2015, we recorded average resale operations of R$369.3 million per month.

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

Polyolefins Unit

As of December 31, 2015, our polyolefins production facilities had the largest annual production capacity of all second generation producers of polyolefins products in Latin America. Our Polyolefins Unit generated net sales revenue of R$19,986.2 million during 2015, or 35.6% of the net sales revenue of all reportable segments.

Our Polyolefins is comprised of the operations conducted by our company at thirteen polyethylene plants and five polypropylene plants located in the Northeastern Complex, the Southern Complex, the São Paulo Complex and the Rio de Janeiro Complex.

Products of Our Polyolefins Unit

Our Polyolefins Unit produces:

•      polyethylene, including LDPE, LLDPE, HDPE, ultra-high molecular weight polyethylene, or UHMWPE, EVA and “green polyethylene” from renewable resources; and

•      polypropylene.

We manufacture a broad range of polyolefins for use in consumer and industrial applications, including:

•      plastic films for food and industrial packaging;

•      bottles, shopping bags and other consumer goods containers;

•      automotive parts; and

•      household appliances.

The following table sets forth a breakdown of the sales volume of our Polyolefins Unit by product line and by market for the years indicated.

	Year Ended December 31,
	2015	2014	2013
	(thousands of tons)
Domestic sales*:
Polyethylene (1)	1,684.4	1,743.0	1,765.7
Polypropylene	1,126.9	1,204.0	1,268.9
Other	21.4	20.3	19.6
Total domestic sales	2,832.8	2,967.4	3,054.2
Total export sales	1,307.1	1,112.5	1,150.3
Total Polyolefins Unit sales	4,139.9	4,079.9	4,204.5

____________________________

(1)     Includes EVA.

(*) Unaudited

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

Production Facilities of Our Polyolefins Unit

As of December 31, 2015, our Polyolefins Unit owned 19 production facilities. Our Polyolefins Unit operates seven plants located in the Southern Complex, five plants located in the Northeastern Complex, five plants located in the São Paulo Complex and two plants located in the Rio de Janeiro Complex.

The table below sets forth for each of our primary polyolefins products, our annual production capacity as of December 31, 2015 and annual production for the years presented.

	Annual Production	Production For the Year Ended December 31,
Primary Products	Capacity	2015	2014	2013
	(in tons)	(in tons)
Polyethylene:
LDPE/EVA(1)	825,000	645,072	616,849	697,540
HDPE/LLDPE/UHMWPE(2)	2,230.000	2,003,747	1,890,974	1,960,394
Polypropylene(3)	1,850,000	1,510,363	1,592,491	1,627,142

____________________________

(1)   Represents capacity and production at five plants with swing line capable of producing two types of resins.

(2)   Represents capacity and production at eight plants with swing line capable of production two types of resins. Capacity varies depending on actual production demands.

(3)   Represents capacity and production at five plants.

In September 2010, we commenced production of ethylene at a new plant located in the Southern Complex that produces “green” ethylene using sugar cane ethanol received through the Santa Clara Terminal as its primary raw material. This plant has an annual production capacity of 200,000 tons of ethylene.

During 2014, we converted and expanded, by 25,000 tons, one of our polyethylene lines in the state of Bahia to produce metallocene-based LLDPE. The project began its operations in January 2015.

Raw Materials of Our Polyolefins Unit

Ethylene and Propylene

The most significant direct costs associated with our production of polyethylene and polypropylene are the costs of purchasing ethylene and propylene, which together accounted for 86.3% of our Polyolefins Unit’s total variable cost of production during 2015.  During 2015, our Polyolefins Unit purchased all of its ethylene requirements and approximately 64% of its propylene requirements from our Basic Petrochemicals Unit.

Propylene Contracts with Petrobras and its Subsidiaries

Braskem holds multiple propylene contracts with Petrobras refineries, which in 2015 were responsible for the supply of 36% of our propylene demand to produce polypropylene. These supply contracts have initial terms expiring at various dates between May 2021 through April 2028, and are priced based on international references to assure competitiveness of feedstock.

Petrobras may terminate these contracts, without prior notice, in the event of: (1) our failure to cure any breach of the contract following a 30-day grace period; (2) a force majeure event occurs, although some of these contracts require that the force majeure event continues for more than 180 days; (3) we transfer or offer as a guaranty all or part of its rights and obligations under the contract to a third party without Petrobras’ consent; (4) an alteration of Braskem management or corporate purposes that conflicts with the object of the contract; (5) the dissolution, bankruptcy or liquidation of Braskem; and (6) a change of entity type, merger, sale, spin-off or any other corporate reconstruction of Braskem that conflicts with or impedes the execution of contract’s object.

Ethanol Supply Contracts

Braskem holds multiple ethanol contracts with major producers of ethanol to supply our new facility that produces ethylene using sugar cane ethanol.  These supply contracts have initial terms expiring at various dates between May 2016 through April 2017. Under these contracts, we are or will be required to purchase an annual supply of ethanol sufficient to meet approximately 70% of the capacity of this ethylene plant. The price that we pay under these contracts is or will be determined by reference to the monthly price of combustible hydrated alcohol as published by the Center for Advanced Studies in Applied Economics of the Superior School of Agriculture (Centro de Estudos Avançados em Economia Aplicada da Escola Superior de Agricultura – CEPEA/ESALQ).

We also purchase ethanol on the spot market from time to time to supplement the supplies that we obtain under these contracts. The price that we pay for ethanol under most of these contracts is determined by reference to market indexes.

Other Materials and Utilities

In addition to direct sales of polyolefins to our customers, our Polyolefins Unit sells products in Brazil through exclusive independent distributors. Our Polyolefins Unit is served by five distributors, through which we distribute our products pursuant to formal agreements and spot market transactions.

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

Our Basic Petrochemicals Unit supplies most of the steam and water requirements of our Polyolefins Unit’s facilities. We purchase steam and water for our polyethylene plant in the Rio de Janeiro Complex from Lanxess. We purchase water for our polyethylene plants located in Santo André from Petrobras’ Refinaria de Capuava, or RECAP, or Serviço Municipal de Saneamento Ambiental de Santo André. We purchase water for our basic petrochemical unit in Santo André from Aquapolo Ambiental S.A.  We purchase electric power for each of our polyolefins plants, other than our plants in the Northeastern Complex, from third parties pursuant to long-term power purchase agreements. In the Northeastern Complex, our polyolefins plants purchase their electric power requirements from our Basic Petrochemicals Unit. Our polyolefins plants in the Northeastern Complex are able to purchase electric power from alternative sources if our Basic Petrochemicals Unit is unable to meet our total demand for electric power.

In general, we believe that there are sufficient alternative sources available at reasonable prices for each of these other inputs used in our polyolefins production process such that the loss of any single supplier would not have a material adverse effect on our operations.

Sales and Marketing of Our Polyolefins Unit

Our Polyolefins Unit sells polyethylene and polypropylene products to approximately 2,000 customers. We have a diversified product mix that allows us to serve a broad range of end users in several industries. The customers of our Polyolefins Unit generally are third generation petrochemical producers that manufacture a wide variety of plastic-based consumer and industrial goods.

Net sales revenue to the 10 largest customers of our Polyolefins Unit accounted for 16.8% of our Polyolefins Unit’s total net sales revenue during 2015. No customer of our Polyolefins Unit accounted for more than 3.0% of our total net sales revenue in 2015, 2014 or 2013.

The following table sets forth our net sales revenue derived from domestic and export sales by our Polyolefins Unit for the years indicated:

	For the Year Ended December 31,
	2015	2014	2013
	(in millions of reais)

Net sales revenue:
Domestic sales	R$14,032.1	R$14,098.6	R$12,848.6
Export sales:
South America (excluding Brazil)	2,806.5	2,421.1	2,093.2
Europe	1,675.4	872.1	905.2
North America	866.5	896.4	642.9
Asia	446.9	189.4	166.0
Other	158.6	24.6	288.8
Total export sales	5,953.9	4,403.6	4,096.1
	R$19,986.2	R$18,502.2	R$16,944.7

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

In addition to direct sales of polyolefins to our customers, our Polyolefins Unit sells products in Brazil through exclusive independent distributors. Our Polyolefins Unit is served by five distributors, through which we distribute our products pursuant to formal agreements and spot market transactions.

We have selected our distributors based on their ability to provide full service to their customers, including the ability to prepare our products on a customized basis. These distributors sell our polyethylene and polypropylene products to manufacturers with lower volume requirements and are able to aggregate multiple orders for production and delivery to customers that would otherwise be uneconomical for us to serve. Furthermore, by serving smaller customers through a network of distributors, our account managers focus their efforts on delivering high quality service to a smaller number of large, direct customers.

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

We have established a strategic position in the polyolefins business in South America and Europe through regular direct sales, local distributors and agents who understand their respective markets. Our strategy to increase our presence in these foreign markets is intended, among other things, to reduce our exposure to the cyclicality of the international spot market for polyolefins through the development of long-term relationships with customers in neighboring countries. Our local presence in Europe allows us to further enhance our position in that market and sell our polyolefins segment products through our US and Europe segment.

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

Over the last few years, some Brazilian states have encouraged imports of polyethylene and polypropylene, as well as final products made from these polymers, by providing tax benefits on imported goods. However, on January 1, 2013, federal legislation took effect reducing the maximum Imposto sobre Circulação de Mercadorias e Serviços, or ICMS tax (a state value-added tax on sales and services) tax that states can charge from a rate of 12% to 4% on interstate sales of imported raw materials and other goods that are not wholly or partially manufactured in Brazil. As a result, Brazilian states are less able to attempt to attract imports at local ports by offering tax benefits in the form of reduced ICMS tax rates. For more information, see “Item 5. Operating and Financial Review and Prospects—Principal Factors Affecting Our Results of Operations—Effects of Brazilian Industrial Policy—Import Tariffs at Local Ports.”

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

Competition

We are the only producer of polyethylene and polypropylene in Brazil. We compete with polyolefins producers located in South America and with other importers of these products. In 2015, Brazilian polyethylene and polypropylene imports declined by 11% and represented 27% of Brazilian polyolefin consumption.

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

Vinyls Unit

We are the leading producer of PVC in Brazil, based on sales volumes in 2015. As of December 31, 2015, our PVC production facilities had the third largest annual production capacity in Latin America. Our Vinyls Unit generated net sales revenue of R$2,780.1 million in 2015, or 5.0% of our net sales revenue of all reportable segments.

Our Vinyls Unit is the only vertically integrated producer of PVC in Brazil. Our PVC production is integrated through our production of chlorine, ethylene and other raw materials. Our Vinyls Unit also manufactures caustic soda, which is used by producers of aluminum paper and chlorine.

In 2015, we had an approximate 51% share of the Brazilian PVC market, based on sales volumes of our Vinyls Unit.

Products of Our Vinyls Unit

The following table sets forth a breakdown of the sales volume of our Vinyls Unit by product line for the years indicated.

	For the Year Ended December 31,
	2015	2014	2013
	(thousands of tons)
PVC	529.5	659.5	636.4
Caustic soda	435.7	478.1	475.0
Other(1)	114.5	126.7	127.6
Total domestic sales	1,079.7	1,252.2	1,239.0
Total export sales	65.4	12.1	0.1
Total Vinyls Unit sales	1,145.1	1,264.4	1,239.1

____________________________

(1)     Includes chlorine, hydrogen, caustic soda flake and sodium hypochlorite.

(*) Unaudited

Production Facilities of Our Vinyls Unit

We own five vinyls production facilities. Two of our facilities are located in the Northeastern Complex, and three others are located in the State of Alagoas.

The table below sets forth for each of our primary vinyls products, our annual production capacity as of December 31, 2015 and annual production for the years presented.

	Annual Production	Production For the Year Ended December 31,
Primary Products	Capacity	2015	2014	2013
	(in tons)
PVC(1)	710,000	542,297	633,942	582,579
Caustic Soda(2)	539,000	436,185	448,062	437,334

____________________________

(1)   Represents capacity at three plants and production at four plants.

(2)   Represents capacity and production at two plants.

Raw Materials of Our Vinyls Unit

Ethylene

The most significant direct cost associated with the production of PVC is the cost of ethylene, which accounted for 54.0% of our Vinyls Unit’s total cost of sales in 2015. Our Basic Petrochemical Unit supplies all of the ethylene required by our Vinyls Unit.

Electric Power

Electric power is a significant cost component in our production of chlorine and caustic soda. Electric power accounted for 18.7% of our Vinyls Unit’s total cost of sales in 2015. Our Vinyls Unit obtains its electric power requirements from various generators under long-term power purchase agreements. Our caustic soda plants at Camaçari and Alagoas and our PVC plant at Camaçari purchase their electric power requirements from CHESF under a long-term contract that expires in 2037. Companhia Energética de Alagoas S.A., or CEAL, distributes electric power to our PVC plant in Alagoas. The power purchase agreement with CEAL is renewable contracts with automatic rolling one-year extensions. These agreements provide us with the option to purchase our total electric power requirements based on an annual estimate. The price terms of this contract are based upon tariffs regulated by the Brazilian National Electrical Energy Agency (Agência Nacional de Energia Elétrica).

Salt

We used approximately 848,885 tons of salt during 2015.  Salt accounted for 0.5% of our Vinyls Unit’s total cost of sales in 2015. We have exclusive salt exploration rights at a salt mine located near our Alagoas plant. We estimate that the salt reserves of this mine are sufficient to allow us to produce chlorine at expected rates of production for approximately 35 to 45 years. We enjoy significant cost advantages when compared to certain of our competitors due to the low extraction costs of rock salt (particularly compared to sea salt), and low transportation costs due to the proximity of the salt mine to our production facility.

Sales and Marketing of Our Vinyls Unit

Net sales revenue to our 10 largest Vinyls Unit customers accounted for 42.1% of our Vinyls Unit’s total net sales revenue during 2015. One customer accounted for 9.7% of our Vinyl Unit’s total sales revenue in 2015, 9.4% in 2014 and 13.3% in 2013.

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

Prices and Sales Terms

We determine the domestic prices for our PVC resins with reference principally to the prices paid by third generation producers in Brazil for imports of PVC, which generally reflect the Northeast Asian spot market price, plus additional service charges and transportation costs. Delivery time, quality and technical service also affect the levels of sales of PVC resins. We establish our domestic price for caustic soda based on North American spot market prices, taking into account any import duties and freight costs. Approximately 59% of our caustic soda sales in 2015 were effected pursuant to agreements that are generally for one- to three-year terms and may include minimum and maximum prices.

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

We also compete with importers of PVC. Solvay, which has a plant in Argentina in addition to its plants in Brazil, is also our principal competitor in the Brazilian PVC market. Imports accounted for approximately 22.5% of Brazilian PVC consumption in 2015. Domestically produced PVC is currently competitively priced with imported PVC after taking into account transportation costs and import duties.

In addition, we compete with other producers of thermoplastics that manufacture the same PVC products or substitutes for products in our PVC product line. Thermoplastic resins, principally polyethylene and polypropylene, are used in certain applications as substitutes for PVC. Wood, glass and metals also are used in some cases as substitutes for PVC.

Caustic Soda

The four largest Brazilian producers of caustic soda accounted for 84% of Brazilian production in 2015. Our company and another international petrochemical company operate in this market throughout Brazil, while the other domestic producers of caustic soda generally operate on a local or regional basis. Imports accounted for 38.8% of Brazil’s total caustic soda consumption in 2015.

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

As of December 31, 2015, our USA and Europe Unit’s facilities had the largest annual polypropylene production capacity in the United States. Our USA and Europe Unit generated net sales revenue of R$8,239.9 million during 2015, or 14.7% of the net sales revenue of all reportable segments.

In June 2014, we announced the construction of an UHMWPE production facility in our La Porte, Texas site, which is expected to become operational in 2017. We believe that the production of specialized UHMWPE at this new plant complements our existing portfolio of products and will enable us to access new markets and to develop close relationships with new and existing clients.

Products of Our USA and Europe Unit

Our USA and Europe Unit produces polypropylene. The sales volume of polypropylene by this unit was approximately 1,973,274 tons in 2015, 1,862,600 tons in 2014 and 1,790,700 tons in 2013. For a description of the uses of our polypropylene products, see “—Polyolefins Unit.”

Production Facilities of our USA and Europe Unit

The table below sets forth the annual production capacity as of December 31, 2015 of the USA and Europe Unit’s polypropylene plants in the United States and Germany and the annual production for the years presented.

	Annual Production	Production For the Year Ended December 31,
Plant	Capacity	2015	2014	2013
	(in tons)

United States	1,465,000	1,434,671	1,317,800	1,306,863
Germany	545,000	532,357	537,876	479,075

Raw Materials of Our USA and Europe Unit

Propylene

The most significant direct cost associated with the production of polypropylene by our USA and Europe Unit is the cost of purchasing propylene.

We acquire propylene for our polypropylene plants in the Unites States under a variety of long-term supply agreements and through the spot market. As of December 31, 2015, we had long-term supply agreements with multiple suppliers. The pricing formulas for propylene under these supply agreements are generally based on market prices. A portion of the propylene supplied to our gulf coast plants is provided by a limited partnership that we formed with a leading basic petrochemicals producer, under which we acquire propylene produced by an ethylene facility of that producer in La Porte, Texas. Under the terms of the partnership agreement, the partnership has agreed to provide us with sufficient propylene to produce up to 25% of our U.S. gulf coast plants’ current annual production capacity into early 2018, at prices calculated a cost-based formula that includes a fixed discount that declines until 2018.

As a result of rising natural gas production and related production of natural gas liquids, several companies have announced plans to build propane dehydrogenation (PDH) plants, which would produce on-purpose propylene. Braskem has secured a long-term, approximately 15 years, propylene agreement with one of those companies, Enterprise Products, which is currently building a PDH plant in Texas with an annual capacity of 750,000 tons. We expect this agreement with an established producer to provide us with a competitive, long-term supply of propylene, using shale gas and other nontraditional sources as its feedstock. This plant is expected to commence operations in the first quarter of 2017. Under this arrangement, the pricing of these contracts will be based on market prices for propane and other market costs.

In June 2012, we acquired the propylene splitter assets at Sunoco’s Marcus Hook refinery, which we are currently using to convert refinery grade propylene to polymer grade propylene for use at our Marcus Hook polypropylene plant.

We acquire propylene for our polypropylene plants in Germany under long-term supply agreements that provide for the supply of 95% of the propylene requirements of these plants. One of these supply agreements will expire in March 2021, and is automatically renewable for consecutive one-year terms, unless cancelled by one of the parties, and the other supply agreement expires in December 2021. The pricing formula for propylene under these supply agreements is based on market prices.

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

Net sales revenue to the 10 largest customers of our USA and Europe Unit accounted for 23.6% of our USA and Europe Unit’s total net sales revenue in 2015, 50.4% in 2014 and 49.1% in 2013 respectively.

The following table sets forth our net sales revenue derived from sales of our USA and Europe Unit for the years indicated:

	For the Year Ended December 31,
	2015	2014	2013
	(in millions of reais)
Net sales revenue:
Europe	R$2,339.9	R$2,167.3	R$1,690.1
North America	5,900.1	5,767.0	5,058.4
	R$8,240.0	R$7,934.3	R$6,748.5

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

Chemical Distribution Unit

Our Chemical Distribution Unit generated net sales revenue of R$874.6 million during 2015, or 1.5% of the net sales revenue of all reportable segments. Our Chemical Distribution Unit distributes products manufactured by our Basic Petrochemicals Unit, as well as products from more than 100 domestic and international companies. Our Chemical Distribution Unit distributes products in a broad range of market segments, including agrochemicals, rubber and general purpose chemicals; food and feed; flavor and fragrance; cosmetics and pharmaceuticals; household and other industrial segments; engineering plastics; and paints, resins, adhesives and civil construction.

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

•         hydrocarbon solvents and isoparafins; and

•         general purpose chemicals, including process oils, chemical intermediates, blends, specialty chemicals and pharmaceuticals.

The following table sets forth a breakdown of the sales volume of our Chemical Distribution Unit by product for the periods presented.

	For the Year Ended December 31,
	2015	2014	2013
	(thousands of tons)
Solvents	125.8	122.4	149.5
General purpose chemicals	94.8	99.3	122.7
Total net sales	220.6	221.7	271.3

(*) Unaudited

Distribution Agreements

We have commercial relationships with more than 100 domestic and international companies, under which our Chemical Distribution Unit distributes specified products, including:

•         Conoco-Phillips for the distribution of hydrocarbon solvents;

•         Sasol Solvents for the distribution of synthetic solvents;

•         Wacker Chemie GmbH for the distribution of silicone-derived products;

•         RT Vanderbilt for the distribution of specialty chemicals for the rubber, cosmetics and lubricants industries;

•         Sasol Wax for the distribution of waxes;

•         DCC for the distribution of pigments; and

•         Emerald Kalama for the distribution of chemical intermediates and specialty chemicals.

In addition, our Chemical Distribution Unit has exclusive distribution rights for specified products in Brazil as a result of various distribution agreements with international companies, including:

•         Ergon for the distribution of naphtenic oils;

•         SK for the distribution of paraffinics GIII; and

•         Methanex, for the distribution of methanol.

Generally, our Chemical Distribution Unit initiates distribution activities for a producer with a letter of intent with a one-year term. Following this period, the commercial relationship or the distribution agreement is extended for an indefinite period of time. The distribution agreements with our Chemical Distribution Unit may be terminated by either party with 30 to 180 days prior notice.

Our distribution agreements are generally local stock agreements, indent sales agreements or agreements that combine the features of both. With respect to our local stock agreements, we purchase chemicals for resale to its customers. These agreements do not contain minimum volume or maximum margin requirements. Under local stock agreements, the sales price is negotiated between us and the producer. Our distribution agreement with Petrobras can provides us a price deduction on purchases based on the volume of products acquired. Under our indent sales agreements, we act as a sales agent and receive a percentage of the total sales revenue (FOB price) generated for producer.

Sales and Marketing by Our Chemical Distribution Unit

Our Chemical Distribution Unit distributes products to chemical retailers, third generation petrochemical producers and other manufacturers. We determine the prices for the distributed products according to several market references, including prices paid by third generation producers regarding imports and prevailing market prices in Brazil.

We serve approximately 5,000 active clients in more than 50 market segments through eight business units supported by ten sales offices throughout Brazil. We operate four distribution centers that include warehouses and tank farms. The distribution centers are located in Guarulhos and Mauá in the State of São Paulo, Canoas in the State of Rio Grande do Sul and Duque de Caxias in the State of Rio de Janeiro.

Our Chemical Distribution Unit distributes products in a broad range of market segments. No customer represented more than 10% of the net sales revenue of our Chemical Distribution Unit during 2015, 2014 or 2013.

Competition

According to The Brazilian Association Chemicals and Petrochemicals Distributors (Associquim), the chemical distribution industry in Brazil had revenue of US$ 6.8 billion in 2014 (most recent data available). The chemical distribution industry in Brazil is highly fragmented. There are a small number of large distributors, such as Bandeirantes Brazmo, Brenntag, IMCD, MCassab, Pochteca and Univar, and a large number of small distributors. Associquim estimates that only 16% of the companies of the chemical distribution sector have annual sales of more than US$150 million, while 58% have annual sales of less than US$50 million.

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

Our smallest chlor-alkali plant in the Northeastern Complex uses mercury cell technology to produce chlorine and caustic soda, which technology can no longer be used in new petrochemical production facilities under Brazilian legislation due in part to environmental concerns regarding mercury emissions resulting from this manufacturing process. The Brazilian government may require us to shift to newer diaphragm technology, which we use in our Alagoas chlor-alkali plant, or membrane technology. We are currently studying new options and technologies but we have not shifted to these newer technologies yet, in part because the return from the capital expenditures associated with this shift would not be as high as those from other potential investments that we may undertake.

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

In, November 2015, we and Genomatica announced that we have been successfully producing butadiene at our lab since June 2015, using our direct process.  We are jointly developing a commercial process for the on-purpose production of a more sustainable butadiene, made from renewable feedstocks, as announced in December 2013.  Butadiene is an ingredient used in the production of rubber for tires, as well as for electrical appliances, footwear, plastics, asphalt, building materials and latex.  The demand for butadiene is over 20 billion pounds per year worldwide, and growing.   By producing a more sustainable butadiene, the everyday products made with it can become more sustainable as well and will have a smaller environmental footprint.  Program results include:

•         Direct and continuous production. Genomatica has successfully developed a microorganism that consumes sugar and converts it to butadiene in our lab.  At our lab, butadiene is produced, collected and continuously measured over the course of multiple days during each fermentation.

•         Development of multiple direct pathways and novel enzymes:  To develop an optimal process, Genomatica used its computational tools to develop 60 potential biological pathways to theoretically convert a microorganism into butadiene. The top five hypotheses were selected for experimentation, conducted by our and Genomatica’s teams in San Diego, Campinas and São Paulo in conjunction our full-time visiting scientists at Genomatica’s Innovation Center.  These teams explored a large array of enzyme candidates, applying environmental sampling and metagenomics, for each step in determining the potential pathways. Genomatica then multiplied enzyme activity 60-fold on non-native substrates using its high-throughput screening and enzyme engineering capabilities.

•         Expansion of intellectual property:  Our and Genomatica’s program teams have significantly added to our and Genomatica’s extensive intellectual property related to this field.  Such intellectual property includes design of optimal microorganisms and processes, which supports subsequent development stages. Such intellectual property represents an important competitive advantage.

We maintain a research and development program that is primarily implemented at two research centers that we operate: the Braskem Center for Technology and Innovation located in the Southern Complex and the Braskem America Technology Center located in Pittsburgh, Pennsylvania. Through these research centers, we coordinate and maintain our research and development program, which includes the operation of (1) pilot plants, (2) catalysis, polymerization and polymer sciences laboratories, and (3) process engineering and automation centers. Our investments in research and development, which are classified as expenses, totaled R$176.4 million in 2015, R$138.4 million in 2014 and R$115.8 million in 2013.

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

Basic Petrochemicals Plants

Regular basic petrochemicals plant maintenance requires complete plant shutdowns from time to time, and these shutdowns usually take approximately 30 to 40 days to complete. We occasionally undertake brief shutdowns of the basic petrochemical operations at our basic petrochemical plants that do not materially affect our production output, primarily for maintenance purposes, catalyst regeneration and equipment cleaning. In addition, because we have two independent Olefins units and two independent Aromatics units at the Northeastern Complex and two independent Olefins units at the Southern Complex, we may continue production of basic petrochemicals at these complexes without interruption, even while we perform certain maintenance services.

The next scheduled general maintenance shutdown of:

•      the Northeastern Complex’s Olefins 2 and Aromatics 2 units are scheduled to occur in the fourth quarter of 2016;

•      the Rio de Janeiro Complex’s Olefins unit is scheduled to occur in 2017;

•      the Southern Complex’s Olefins 2 and Aromatics 2 units are scheduled to occur in 2018;

•      the Northeastern Complex’s Aromatics 1 and Olefins 1 units in 2019;

•      the Southern Complex’s Olefins 1 and Aromatics 1 units are scheduled to occur in 2020; and

•      the São Paulo Complex’s Olefins and Aromatics units are scheduled to occur in 2020.

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

Our consolidated annual expenditures on environmental control were R$221.9 million in 2015, R$190.0 million in 2014, R$292.6 million in 2013, R$256.3 million in 2012 and R$198.9 million in 2011. Our consolidated environmental expenses relate to our continuous control and monitoring policies, and we do not expect to have any material future environmental liabilities. However, our environmental compliance costs are likely to increase as a result of the projected increase in our production capacity and projected increases in unit costs for treatment and disposal of industrial waste, as well as the cost of compliance with future environmental regulations.

We had established a provision for recovery of potential environmental liabilities in the amount of R$127.2 million as of December 31, 2015.

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

Each State in which we operate has its own environmental standards and state authorities in each state have issued operating permits that must be renewed periodically. Additionally, all projects for the installation and operation of industrial facilities in the Northeastern Complex, Southern Complex, São Paulo Complex and Rio de Janeiro Complex are subject to approval by various environmental protection agencies, which must approve installed projects prior to their commencement of operations and must renew such approval periodically thereafter. State authorities have issued operating permits for all of our plants, as follows: the Northeastern Complex (State of Bahia); Southern Complex (State of Rio Grande do Sul), São Paulo Complex and Cubatão, Santo André, Mauá and Paulínia plants (State of São Paulo), Rio de Janeiro Complex (State of Rio de Janeiro) and our Alagoas plants (State of Alagoas). We are in possession of all necessary permits and do not expect to have difficulty in renewing any of them.

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

The Clean Air Act, which was last amended in 1990, requires the United States Environmental Protection Agency, or the EPA, to set National Ambient Air Quality Standards, or the NAAQS, for pollutants considered harmful to public health and the environment. The Clean Air Act requires periodic review of the science upon which the standards are based and the standards themselves. NAAQS for ozone and fine particulate matter (referred to as PM2.5), promulgated by the EPA have resulted in identification of nonattainment areas throughout the country, including certain areas within Texas, Pennsylvania and West Virginia, where Braskem America operates facilities. As a result of these nonattainment designations by the EPA, state or local air pollution control agencies are required to apply permitting and/or control requirements intended to reduce emissions of ozone precursors (nitrogen oxides and volatile organic compounds), and fine particles (including PM2.5, particles less than 2.5 micrometers in diameter, precursors), in order to demonstrate attainment with the applicable NAAQS. Such requirements may include imposition of offset requirements, and could result in enhanced emission control standards. In addition, in 2015 the EPA reevaluated the sufficiency of the current PM2.5 NAAQS. This reevaluation could result in more stringent ambient standards, which could in turn translate into additional state-specific requirements to further reduce allowable emission rates for PM2.5 or its precursor pollutants and issued a proposed rule.  However, no final determination has been made.  Any state-specific requirements would become applicable, if at all, following a multi-year process. Furthermore, in October 2015, the EPA lowered the primary NAAQS for ozone from 0.075 ppm to 0.070 ppm.

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

Additionally, there are various legislative and regulatory measures to address greenhouse gas emissions which are in various stages of review, discussion or implementation by Congress and the EPA.  In August, 2015, the EPA promulgated new regulations aimed at lowering greenhouse gas emissions from existing, new and reconstructed electric generating units.  While it is currently not possible to predict the final impact, if any, that these regulations may have on Braskem America or the U.S. petrochemical industry in general, they could result in increased utility costs to operate our facilities in the United States. In addition, future regulations limiting greenhouse gas emissions of carbon content of products, which target specific industries such as petrochemical manufacturing could adversely affect our ability to conduct Braskem America’s business and also may reduce demand for its products. The EPA’s currently-proposed regulations in this area would not specifically apply to Braskem America’s operations.

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

Environmental Regulation in Mexico

Our operations are subject to the Mexican General Law for Ecological Equilibrium and Protection of the Environment (Ley General del Equilibrio Ecológico y la Protección al Ambiente), or LGEEPA, and its regulations; the Mexican General Law for the Prevention and Comprehensive Management of Waste (Ley General para la Prevención y Gestión Integral de los Residuos), or Waste Law, and its regulations, the National Waters Law (Ley de Aguas Nacionales), or Water Law, and its regulations; the Mexican General Law of National Assets (Ley General de Bienes Nacionales) and its regulations; the Regulations for Ground Transport of Hazardous Materials and Waste (Reglamento para el Transporte Terrestre de Materiales y Residuos Peligrosos); and the Regulations for the Protection of the Environment against Contamination due to Noise Pollution (Reglamento para la Protección del Ambiente contra la Contaminación Originada por la Emisión de Ruido).

The LGEEPA sets forth legislation applicable to activities with environmental impact, as well as the release of contaminants into the environment.

Regulations Related to the Evaluation of Environmental Impact (Reglamento en Materia de Evaluación de Impacto Ambiental) of the LGEEPA regulates the procedure for evaluation of environmental impact through which SEMARNAT authorizes, limits or forbids environmental impact together with risky activities that each project creates. Any variation or modification to the original project shall be carried out in accordance with applicable legislation, which in some cases requires the previous authorization of SEMARNAT or the corresponding environmental authority.

The Waste Law regulates the generation, management, treatment, transportation, storage and disposal of hazardous waste, as well as contamination of the soil, subsoil and underground water caused by the release and/or spillage of such waste resulting from a company’s activities and operations.  Additionally, the Waste Law sets forth the specific steps to be followed for the prevention and management of hazardous waste. Companies that produce hazardous waste must register with SEMARNAT and establish a plan for the handling of hazardous waste and must maintain records of the production and transportation of hazardous waste.  Additionally, companies must deliver an annual report to SEMARNAT.

The Water Law establishes the regulatory framework applied to the use, application and exploitation of Mexican bodies of water and the discharge of waste water to Mexican bodies of water. Some of our projects require concessions provided by the National Water Commission (Comisión Nacional del Agua), or CNA, whether for the use, application and exploitation of Mexican waters or the discharge of waste water to certain bodies of water under national jurisdiction. The concession titles issued by the CNA are subject to certain terms and conditions, as well as payment of rights. The payment of rights must be made at the time and in the form established by the Federal Duties Law (Ley Federal de Derechos); and failure to pay may result in the imposition of penalties and inflationary adjustments for such payments.

The majority of environmental concessions, authorizations, licenses and permits issued in connection to our projects have a specific effective period, which may be extended subject to certain authorizations by the environmental authorities. In their consideration, the authorities take into consideration the level of compliance with the terms and conditions of the concessions, as well as the authorizations, licenses and/or permits in question.

The federal governmental authority responsible to oversee compliance of the applicable legal provisions is SEMARNAT, through the Mexico’s Federal Attorney Office for Environmental Protection (Procuraduría Federal de Protección al Ambiente), or PROFEPA, and the CNA. State and municipal authorities are responsible to apply Environmental Legislation within their respective jurisdictions and oversee compliance of the applicable legal provisions.

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

•      Triunfo in the State of Rio Grande do Sul;

•      Duque de Caxias in the State of Rio de Janeiro;

•      São Paulo, Paulínia, Cubatão, Santo André and Mauá in the State of São Paulo;

•      Maceió and Marechal Deodoro in the State of Alagoas;

•      the United States in La Porte, Freeport and Seadrift, Texas, Marcus Hook, Pennsylvania, Neal, West Virginia; Germany in Schkopau and Wesseling; and

•      Coatzacoalcos in Mexico.

Our principal executive offices are located in São Paulo in the State of São Paulo, and we have an administrative support office in the City of Salvador in the State of Bahia. We also have equity interests in investments located in other parts of the country. We own all our production facilities, but we generally rent our administrative offices.

The following table sets forth our properties as of December 31, 2015 by location of facilities, products produced and size of plant.

Type of Product or Service	Location of Facilities	Size of Plant
		(in hectares)(1)

Basic petrochemicals	Triunfo	152.8
Basic petrochemicals	Santo André	74.1
Basic petrochemicals	Camaçari	65.5
Basic petrochemicals	Duque de Caxias	53.0
Basic petrochemicals	Mexico	23.6
Polypropylene	Paulínia	39.7
Polyethylene	Triunfo	30.5
Polyethylene	Camaçari	24.5
Polyethylene	Cubatão	17.6
Polyethylene	Santo André	15.8
Polyethylene	Duque de Caxias	15.0
Polyethylene	Mexico	14.9
Polypropylene	LaPorte, Texas	87.0
Polypropylene	Neal, West Virginia	27.1
Polypropylene	Mauá	15.8
Polypropylene	Duque de Caxias	15.0
Polypropylene	Camaçari	13.2
Polypropylene	Triunfo	10.0
Polypropylene	Marcus Hook, Pennsylvania	6.9
Polypropylene	Freeport, Texas	8.9
Polypropylene	Seadrift, Texas	2.5
Polypropylene	Schkopau, Germany	3.7
Polypropylene	Wesseling, Germany	26.0
Caustic soda/chlorine	Maceió	15.0
PVC/caustic soda/chlorine	Camaçari	12.6
PVC	Marechal Deodoro	186.7
Distribution Center	Vila Prudente/Capuava	3.2

(1)   One hectare equals 10,000 square meters.

We believe that all of our production facilities are in good operating condition. As of December 31, 2015, the consolidated net book value of our property, plant and equipment was R$33,962.0 million.

The following properties are mortgaged or pledged to secure certain of our financial transactions: (1) our basic petrochemicals plant and our polyethylene plant located in the Southern Complex; (2) our chlor-alkali plant and PVC plant located in the Northeastern Complex; (3) our basic petrochemicals plant and our polyethylene plant located in São Paulo Complex; (4) our chlor-alkali plant and PVC plant located in the State of Alagoas; (5) our basic petrochemicals plant, our polyethylene plant and our polypropylene plant located in the Rio de Janeiro Complex; and (6) our basic petrochemical plant and our polyethylene plants located in Mexico.

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

The all risks insurance program for our plants provides for a total replacement value of US$19.5 billion for property damage. This insurance program is underwritten through separate policies in Brazil and the United States by large insurance companies. This all risk insurance program/policies are in force until April 2017.

The material damage insurance for our plants provides insurance coverage for losses due to accidents resulting from fire, explosion and machinery breakdown, among others. This coverage has a maximum indemnification limit of US$2 billion per event (combined material damage and business interruption coverage) for the Brazilian plants and US$250 million (combined material damage and business interruption coverage, excluding flood and earthquake damages, which have a maximum indemnification limit of US$200 million per event) for our plants in the United States and Germany. Our policies have deductibles from US$250,000 to US$20 million, depending on the plant and/or coverage.

The business interruption coverage under our policies provides coverage for losses resulting from interruptions due to any material damage covered by the policy. The losses are covered with maximum indemnity periods ranging from 12 to 24 months and deductibles ranging from 45 to 90 days, depending on the plant.

As a part of our insurance program, we also have a third-party liability policy for our operations, which covers losses for damages caused to third parties from our operations, including sudden environmental pollution.

Operations in Mexico

We have an insurance program for our Project Ethylene XXI project in Mexico that provides coverage for the project during the construction and testing stages until the commencement of operations, which is expected to occur in the first half of 2016. This insurance program is comparable to policies issued by large insurance companies in Mexico and includes: (1) all risk policies for construction and delays in commencement of operations up to an aggregate amount of US$5.2 billion, (2) terrorism coverage up to a limit of US$ 900 million, (3) marine cargo coverage up to a limit per shipment of US$50 million and (4) delays in commencement of operations up to a combined limit of US$1.4 billion. The project also has comprehensive third-party liability insurance coverage for the construction and testing period.

ITEM 4A. UNRESOLVED STAFF COMMENTS

Not Applicable.

ITEM 5. OPERATING AND FINANCIAL REVIEW AND PROSPECTS

The following discussion of our financial condition and results of operations should be read in conjunction with our audited consolidated financial statements as of December 31, 2015 and 2014 and for the three years ended December 31, 2015, included in this annual report, as well as with the information presented under “Presentation of Financial and Other Information” and “Item 3. Key Information—Selected Financial and Other Information.”

The following discussion contains forward-looking statements that involve risks and uncertainties. Our actual results may differ materially from those discussed in the forward-looking statements as a result of various factors, including those set forth in “Cautionary Statement with Respect to Forward-Looking Statements” and “Item 3. Key Information—Risk Factors.”

Overview

Our results of operations for the years ended December 31, 2015, 2014 and 2013 have been influenced, and our results of operations will continue to be influenced, by a variety of factors, including:

•      Brazil’s GDP, which contracted 3.8%, as compared to growth of 0.1% in 2014 and 3.0% in 2013, which affects the demand for our products and, consequently, our domestic sales volume;

•      the U.S. GDP, which expanded 2.4%, as compared to growth of 2.4% in 2014 and 1.9% in 2013, which affects the demand for our products and, consequently, our domestic sales volume;

•      Europe’s GDP, which expanded 1.5%, as compared to growth of 0.9% in 2014 and a contraction of 0.5% in 2013, which affects the demand for our products and, consequently, our domestic sales volume;

•      the expansion of global production capacity for the products that we sell and the growth rate of the global economy;

•      the international market price of naphtha, our principal raw material, expressed in U.S. dollars, which has a significant effect on the cost of producing our products and which has been volatile during the three years ended December 31, 2015, fluctuating in a range between US$387 and US$551 per ton during 2015, US$492 and US$952 per ton during 2014 and US$816 and US$992 per ton during 2013;

•      the average domestic prices of our principal products expressed in U.S. dollars, which fluctuate to a significant extent based on fluctuations of international prices for these products and which also have a high correlation to our raw material costs;

•      our crackers’ capacity utilization rates, which increased in 2015 as result of the improvements in processes and the investments made over recent years, as well the company’s capacity to export any surplus not absorbed by Brazil’s domestic market;

•      government industrial policy;

•      sales outside Brazil, which increased to R$22.9 billion in 2015 from R$20.1 billion in 2014;

•      changes in the real/U.S. dollar exchange rate, including the depreciation of the real against the U.S. dollar by 47.0% in 2015, 13.4% in 2014 and 14.6% in 2013;

•      the level of our outstanding indebtedness, fluctuations in benchmark interest rates in Brazil, which affect our interest expenses on our real-denominated floating rate debt and financial income on our cash and cash equivalents, and fluctuations in the LIBOR rate, which affect our interest expenses on our U.S. dollar-denominated floating rate debt;

•      the inflation rate in Brazil, which was 10.7% in 2015, 3.8% in 2014 and 5.5% in 2013, in each case, as measured by the IGP-DI, and the effects of inflation on our operating expenses denominated in reais and our real-denominated debt that is indexed to take into account the effects of inflation or bears interest at rates that are partially adjusted for inflation; and

•      the tax policies and tax obligations.

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

•      our capital expenditure requirements, which consist primarily of maintenance of our operating facilities, expansion of our production capacity and research and development activities; and

•      the requirement under Brazilian Corporate law and our by-laws that we pay dividends on an annual basis in an amount equal to at least 25% of our adjusted net income, unless our board of directors deems it inconsistent with our financial position and the decision of our board of directors is ratified by our shareholders.

Financial Presentation and Accounting Policies

Presentation of Financial Statements

We have prepared our audited consolidated financial statements as of December 31, 2015 and 2014 and for each of the years ended December 31, 2015, 2014 and 2013 in accordance with IFRS.

Our consolidated financial statements have been prepared in accordance with IFRS 10 (Consolidated Financial Statements).

Operating Segments and Presentation of Segment Financial Data

We believe that our organizational structure as of December 31, 2015 reflected our business activities and corresponded to our principal products and production processes. As of December 31, 2015, we had five production business units and reported our results by five corresponding segments to reflect this organizational structure:

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

We have included a reconciliation of the results of operations of our segments, as they existed as of December 31, 2015, to our consolidated results of operations under “—Results of Operations” below.

Critical Accounting Policies

The presentation of our financial condition and results of operations in conformity with IFRS requires us to make certain judgments and estimates regarding the effects of matters that are inherently uncertain and that impact the carrying value of our assets and liabilities. Actual results could differ from these estimates. In order to provide an understanding about how we form our judgments and estimates about certain future events, including the variables and assumptions underlying the estimates, and the sensitivity of those judgments to different variables and conditions, we have included comments related to the following critical accounting policies under IFRS:

•      Impairment of property, plant and equipment and non-financial assets. Our goodwill based on expected future profitability as of December 31, 2015 were R$2,058.9 million. The recoverable value of property, plant and equipment and other noncurrent assets including intangible assets (other than goodwill based on expected future profitability) are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. The recoverable value of goodwill based on expected future profitability is reviewed for impairment on an annual basis. An impairment loss is recognized for the amount by which the asset’s carrying amount exceeds its recoverable amount. The recoverable amount is the higher of (1) an asset’s fair value less costs to sell; and (2) its value in use. For the purposes of assessing impairment, assets are grouped at the lowest level for which there are separately identifiable cash flows that can be cash-generating units or operating segments. Non-financial assets other than goodwill that suffered an impairment are reviewed for possible reversal of the impairment at each reporting date.

We did not record any impairment charges in the years ended December 31, 2015, 2014 and 2013. As of December 31, 2015, we do not believe that any of our cash generating units were at risk of impairment.

Our impairment tests of goodwill consider the lowest level of cash-generating operations at (1) the Southern Complex in the Basic Petrochemicals Unit, (2) the Polyolefins Unit and (3) the Vinyls Unit.

The discount rate applied is based on the weighted average cost of capital for our company at the relevant dates of valuation. Our projections include assumptions regarding (1) volumes that consider our current and projected production; (2) prices based on a sales prices cycle of approximately five years for our products; (3) costs of goods sold based on international reference prices; and (4) capital expenditures projected for future years. The current price cycle reached a low point in 2012 due to global economic volatility. Changes to our projected margins resulting from changes in the petrochemical cycle, global economic conditions or strategic decisions to suspend or terminate production of certain products and to close the related plants could significantly impact our impairment charges. The impairment test performed as of October 31, 2012 supports a 5% negative fluctuation in contribution margin without changing the impairment result.

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

•      Valuation of assets and liabilities in business combinations. We have entered into certain business combinations that we have accounted for in accordance with IFRS. In this regard, we hire and supervise the specialized service providers to evaluate the fair value of the assets acquired and liabilities assumed. We allocate the cost of the entity acquired to the assets acquired and liabilities assumed, on a fair value basis, estimated at the date of acquisition. Any difference between the cost of the acquisition and the fair value of the assets acquired and liabilities assumed is recorded as goodwill or a gain on bargain purchase. We exercise significant judgment in the process of identifying the tangible and intangible assets and liabilities, valuing such assets and liabilities in determining the remaining useful life. Assumptions used to value those assets and liabilities include estimates of discounted cash flows or discount rates and may result in a difference between the estimated and actual values. If the actual results are not consistent with the estimates and assumptions used, we could be exposed to potentially significant losses.

Principal Factors Affecting Our Results of Operations

Growth of Brazil’s GDP and Domestic Demand for Our Products

Our sales in Brazil represented 51.9% of our net sales revenue in the year ended December 31, 2015. As a Brazilian company with a substantial majority of our operations in Brazil, we are significantly affected by economic conditions in Brazil. Our results of operations and financial condition have been, and will continue to be, affected by the growth rate of Brazilian GDP because our products are used in the manufacture of a wide range of consumer and industrial products.

Because of our significant market share in many of the Brazilian markets in which our petrochemical products are sold, fluctuations in Brazilian demand for polyethylene, polypropylene and PVC affect our production levels and net sales revenue.  Brazilian GDP grew at an estimated compound average annual rate of 0.3% from 2011 through 2015. From 2011 through 2015, the apparent consumption volumes in Brazil of polyethylene (including EVA), polypropylene and PVC increased (decreased) at compound average annual rates of 2.7%, (0.2)% and (2.8)%, respectively.

The following table sets forth the growth rates of Brazilian GDP and domestic apparent consumption for polyethylene, polypropylene and PVC for the periods presented.

	Year Ended December 31,
	2015	2014	2013	2012	2011

Brazilian GDP	(3.8)%	0.1%	3.0%	1.9%	3.9%
Brazilian consumption of polyethylene	(2.0)	—	10.2	2.9	(3.4)
Brazilian consumption of polypropylene	(7.4)	(5.7)	8.7	4.5	(4.0)
Brazilian consumption of PVC	(19.6)	(3.2)	16.0	(1.1)	5.7

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

In 2013, Brazilian GDP growth fell short of market expectations and increased by only 3.0% in 2013. However, the stronger performance of certain sectors, such as food, infrastructure, automotive and agribusiness, and the trend toward restocking supply chains positively influenced apparent consumption of thermoplastic resins, which increased by 10.2% for polyethylene, 8.7% for polypropylene and 2.4% for PVC.

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

In 2015, Brazil was affected by the continued political crisis, lower-than-expected GDP growth in China (6.9%, the lowest in 25 years), declines in international commodity prices and weakening currencies in emerging economies, led by the Brazilian real. Key sectors in the Brazilian economy, such as services, construction and infrastructure, experienced a slowdown which affected the labor market by reducing income levels and consequently household spending and investment. According to the IBGE, Brazil’s GDP contracted 3.8% in 2015. As a result, Brazilian consumption volumes of thermoplastic resins declined by 2.0% for polypropylene, 7.4% for polyethylene and 19.6% for PVC.

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

During the past several years, as the relative cost of naphtha and gas as feedstocks for petrochemical crackers has diverged, the profit margins of many naphtha crackers, including ours, have decreased as crackers using gas as feedstock have become the low-cost producer in the global markets. However, since gas crackers are unable to produce the co-products and byproducts that naphtha crackers generate, such as propylene, butadiene and BTX products, the prices of these products in the international markets have increased. As a result of the increased prices available for most of these co-products and byproducts, our net sales revenue from export sales of these products increased.

During the year ended December 31, 2015, 48.1% of our net sales revenue was derived from sales of our products outside Brazil as compared with 43.3% during 2014 and 42.5% during 2013. Net sales revenues derived from sales outside Brazil increased by 13.9% during 2015, 14.5% during 2014 and 13.7% during 2013.

During the year ended December 31, 2015, sales to customers in countries in the Americas (other than Brazil) accounted for 61.3% of our sales outside Brazil. During the year ended December 31, 2015, sales to customers in Europe accounted for 26.0% of our sales outside Brazil, and sales to customers in East Asia accounted for 12.8% of our sales outside Brazil.

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

A variety of petrochemical companies have announced plans to build significant additional ethylene production capacity, primarily in Asia, the Middle East and North America. According to IHS, 32.0 million tons of annual global ethylene capacity is scheduled to be commissioned between 2016 and 2020, including approximately 9.0 million tons of annual capacity in China, 4.3 million tons of annual capacity in the Middle East and 10.0 million tons of annual capacity in North America. According to IHS, the majority of the new capacity in China (5.9 million tons of annual capacity) will be based on coal as their principal feedstock. The majority of the new capacity in the Middle East (4.2 million tons of annual capacity) will be based on ethane as their feedstock, either as the only raw material, or with another feedstock for flexible crackers. However, expansions of ethylene capacity are frequently subject to delays, and we cannot predict when the planned additional capacity will be commissioned, if at all.

International pricing pressures increased in 2011 and 2012 as the price differential between naphtha and gas increased and producers using ethane as raw materials were able to maintain competitive margins at sales prices lower than those required by some naphtha based producers. In 2013, the global economy showed signs of recovery, as reflected by the improved performance of the U.S. economy and indications that the euro zone had begun to emerge from crisis. This scenario helped support a recovery in the profitability of the global petrochemical industry, and the spreads for thermoplastic resins and main basic petrochemicals improved during the year. In 2014, world GDP growth fell short of initial forecasts for the year, reflecting the slower growth in emerging economies and in the Eurozone. However, the recovery in the U.S. economy and the good performance of other developed markets, such as the United Kingdom, had a positive impact on the world economy in 2014. In 2015 crude oil prices fell sharply, which reduced the competitive advantage of gas-based producers compared to naphtha-based producers.

The combination of the decline in oil prices, and consequently the decline in naphtha prices, the main feedstock used by the global petrochemical industry, which registered an average price in 2015 of US$462/ton, down 45% from 2014, as well as the cancelation and postponements of previously announced petrochemical projects, supported  healthy thermoplastics resins spreads.

We believe that the pricing scenario for the short-term is marked by caution. As expected, petrochemical prices have followed the downward trend in naphtha prices, which in turn followed the downward trend in crude oil markets. However, it is expected that the improvement in the world economy will continue to positively influence the demand and profitability of the sector in the short term.

Based on historical growth of demand for polyethylene, polypropylene and PVC, we believe that the additional capacity introduced in the market in 2013, 2014 and 2015 will be absorbed by the market in the medium-term. However, the production generated by this increase in capacity may lead to continued pressure on prices in the international markets and an increase in competition from imports in the Brazilian markets, which could adversely affect our net sales revenues, gross margins and overall results of operations.

Effects of Fluctuations in Naphtha Prices and Natural Gas

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

The price of natural gas in the Mont Belvieu region in Texas is used as a reference for our costs of natural gas. Any future developments that affect the U.S. supply/demand balance for natural gas may adversely affect the Mont Belvieu price of natural gas (including ethane, propane and butane) and increase our production costs or decrease the price of petrochemical products. External factors and natural disasters such as hurricanes, harsh winters or industry developments, such as shale gas exploration, may disrupt the supply of natural gas, thereby increasing the cost, which may materially adversely affect our cost of sales and results of operations.

Effects on Cost of Sales

Naphtha is the principal raw material used by our Basic Petrochemicals Unit and, indirectly, in several of our other business units. Naphtha and condensate accounted for approximately 59.0% of the total cost of sales of our Basic Petrochemicals Unit during 2015. Naphtha accounted for approximately 44.5% of our direct and indirect consolidated cost of sales and services rendered during 2015.

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

	Year Ended December 31,
	2015	2014	2013

Ethylene	89%	86%	90%
Polyethylene	87%	80%	85%
Polypropylene	76%	81%	83%
PVC	76%	89%	83%
Polypropylene USA and Europe	98%	92%	91%

In 2013, our utilization rate was affected by (1) a power outage that occurred on August 28, 2013, which affected the entire Brazilian Northeast and caused unscheduled shutdowns at our plants in the region; (2) planned maintenance shutdowns of the Northeastern Complex’s Olefins 1 unit for 40 days in September, October and November of 2013, and (3) a lack of ethane and propane supply at the Rio de Janeiro Complex.

In 2014, the average capacity utilization of Braskem's crackers was affected by (1) the scheduled maintenance shutdown of one of our cracker production lines in the Southern Complex; (2) the scheduled maintenance shutdown at our cracker production line in the São Paulo Complex; (3) a lack of propylene supply at the Rio de Janeiro Complex, and (4) a lack of ethane and propane supply at the Rio de Janeiro Complex.

In 2015, the average capacity utilization of Braskem’s crackers was affected by (1) improved performance of the complexes in the Northeastern Complex and the Southern Complex; (2) incident at the complex in São Paulo; and (3) a lack of propylene supply at the Rio de Janeiro Complex and (4) a lack of ethane and propane supply at the Rio de Janeiro Complex.

Effects of Brazilian Industrial Policy

The Brazilian government has a significant influence in some sectors of the domestic economy, including the petrochemical sector in which we operate. The Brazilian government has adopted, or is considering adopting, measures to boost the competitiveness of domestic companies, as described below.

Reintegra

In December 2011, the Brazilian government implemented the “Reintegra” program, which is designed to improve the competitiveness of Brazilian plastics producers in the export markets by refunding the federal taxes levied on their export sales. As a result of this incentive, exports of third generation products by Brazilian companies have increased therefore increasing Brazilian demand for our products. The original program ended in the end of December 2013. It was reinstated in August 2014 with a refund tax rate of 0.1% and in October 2014, the Brazilian government restored the rate to 3.0% until the end of 2015. However, in March 2015, the Brazilian federal government again decreased the rate to 1.0% for 2015 and 2016. In October 2015, according to the Decree 8,543, the Brazilian federal government decreased the refund rate to decrease to 0.1% as of December 1, 2015. The currently rate of 0.1% will remain valid until December 31, 2016. In January 2017, the Reintegra rate is expected to increase to 2% in 2017 and 3% in 2018.

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

Imports of suspension PVC from the U.S. and Mexico have been subject to anti-dumping duties of 16.0% and 18.0%, respectively, that were imposed by the Brazilian Foreign Trade Chamber (Câmara de Comércio Exterior), or CAMEX, of the Ministry of Development, Industry and Trade. In 2005, the anti-dumping regime was changed so that duties were assessed on a sliding scale (from 0% to 16.0% and 0% to 18.0% for the U.S. and Mexico, respectively), in which the rate of the duties are determined based on a variety of factors, including the price of the products and the likelihood that imports of these products will adversely affect local industry. In September 2011, however, CAMEX changed the application of the anti-dumping practices for imports from the U.S. to an ad valorem rate of 16%, maintaining the sliding scale for Mexico, which is scheduled to expire in December 2015. The renewal of this anti-dumping regime is under analysis, during which time the same rates will be maintained.

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

Additionally, in December 2010, CAMEX imposed an additional anti-dumping duty of 10.6% on polypropylene imports from the United States for a period of five years. The renewal of this anti-dumping regime is under analysis, during which time the same rates will be maintained.

Beginning in August 2014, the Brazilian government imposed additional anti-dumping duties on polypropylene imports from South Africa, India and South Korea of 16.0%, 6.4 to 9.9% and 2.4 to 6.3%, respectively. These duties are scheduled to expire in 2019.

In 2015, approximately 26% of Brazilian polyethylene, polypropylene and PVC resins were imported products, which reflected a 12% annual decrease in the volume of resins imported, reflecting the volatility in the U.S. dollar-denominated prices of thermoplastic resins, which triggered an increase in the purchase of thermoplastic resins in Brazil. For more information, see “Effects of Brazilian Industrial Policy—Import Tariffs at Local Ports.”

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

Legislative Change Affecting Accumulated ICMS

In May 2013, the State of São Paulo approved new legislation reducing ICMS on certain acquisitions of naphtha, ethylene and propylene within the state. This reduction is conditioned upon certain requirements, including (1) the parties to the transactions must use a specified governmental data processing system to issue and account for tax documents, and they must regularly comply with related obligations and (2) the buyer must be accredited by the applicable governmental authority. In accordance with the requirements prescribed by law, in 2014 we used the reduced ICMS on the purchase of naphtha, ethylene and propylene, resulting in an ICMS credit balance in the State of São Paulo of zero

Effect of Sales Outside Brazil on Our Financial Performance

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

During the year ended December 31, 2015, 48.1% of our net sales revenue was derived from sales of our products outside Brazil as compared with 43.3% during 2014 and 42.5% during 2013. Net sales revenues derived from sales outside Brazil increased by 13.9% during 2015, 14.5% during 2014 and 13.7% during 2013.

During the year ended December 31, 2015, sales to customers in countries in the Americas (other than Brazil) accounted for 61% of our sales outside Brazil. During the year ended December 31, 2015, sales to customers in Europe accounted for 26.0% of our sales outside Brazil, and sales to customers in East Asia accounted for 12.8% of our sales outside Brazil.

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

Our consolidated U.S. dollar-denominated indebtedness represented 77.8% of our outstanding indebtedness as of December 31, 2015. As a result, when the real depreciates against the U.S. dollar:

•      the interest costs on our U.S. dollar-denominated indebtedness increase in reais, which adversely affects our results of operations in reais;

•      the amount of our U.S. dollar-denominated indebtedness increases in reais, and our total liabilities and debt service obligations in reais increase; and

•      our financial expenses tend to increase as a result of foreign exchange losses that we must record, mitigated by our decision to designate, on May 1, 2013, part of our U.S. dollar-denominated liabilities as a hedge for our future exports.

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

Effect of Level of Indebtedness and Interest Rates

As of December 31, 2015, our total outstanding consolidated indebtedness, net of transaction costs, was R$27,338.8 million. The level of our indebtedness results in significant financial expenses that are reflected in our statement of operations. Financial expenses consist of interest expense, exchange variations of U.S. dollar- and other foreign currency-denominated debt, foreign exchange losses or gains, and other items as set forth in note 29 to our audited consolidated financial statements. In the year ended December 31, 2015, we recorded total financial expenses in the financial expenses line item of R$2,492.5 million, of which R$1,293.7 million consisted of interest expense, R$234.6 million consisted of expenses related to monetary variation on financing and a positive R$70.3 million consisted of foreign exchange variation. The interest rates that we pay depend on a variety of factors, including prevailing Brazilian and international interest rates and risk assessments of our company, our industry and the Brazilian economy made by potential lenders to our company, potential purchasers of our debt securities and the rating agencies that assess our company and its debt securities.

Standard & Poor’s, Moody’s and Fitch maintain ratings of our company and our debt securities. Currently, Standard & Poor’s and Fitch maintain ratings of our company on global and national basis. Moody’s only maintains ratings of our company on a global basis. Standard & Poor’s maintains a rating for our company of “BBB- (negative)” on a global basis and a rating for our company of “brAAA (negative)” on a national basis; Fitch maintains a rating for our company of “BBB- (negative)” on a global basis and a rating for our company of “AA+ (negative)” on a national basis; and Moody’s maintains a rating for our company of “Ba1 (negative)” on a global basis. Any decision by these agencies to downgrade the ratings of our company or of our debt securities in the future would likely result in increased interest and other financial expenses relating to our borrowings and debt securities and the inclusion of financial covenants in the instruments governing new indebtedness, and could significantly reduce our ability to obtain such financing on satisfactory terms or in amounts required by us and our liquidity and would require us to post cash collateral pursuant to our obligations.

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

•      Polyethylene manufactured at one of our polyethylene plants in the Northeastern Complex and caustic soda, chlorine and ethylene dichloride produced at our plants in the Northeastern Complex and Alagoas until 2024.

Each of our exemptions entitles us to pay only 44.9% of the statutory income tax rate (of 34%) on the profits arising from products manufactured at these plants.

Due to operating losses sustained by us in the past, we had R$2.144.8 million of deferred income tax and social contribution assets arising from tax loss carryforwards available as of December 31, 2015. Income tax loss carryforwards available for offset in Brazil do not expire. However, the annual offset is limited to 30% of our adjusted net profits. This limit also affects the CSLL.

Our export sales are currently exempt from (1) PIS (2) COFINS, a federal value-added tax, (3) the Tax on Industrial Products (Imposto sobre Produtos Industrializados), or IPI, a federal value-added tax on industrial products, and (4) ICMS.

Recent Developments

The following is a summary of major transactions entered into, and other developments affecting, our company since December 31, 2015.

Management Changes

In April and May 2016, we announced a new Chief Financial and Investor Relations Officer and Chief Executive Officer.

Approval of Annual Dividend Payment

At our annual shareholders’ meeting on April 6, 2016, our shareholders approved the payment of dividends in the amount of R$1.0 billion, which was paid on April 15, 2016.

Mexico Complex

On April 6, 2016, Braskem Idesa successfully produced its first batch of polyethylene in the Mexico Complex.  This is part of a gradual start-up process which began in December 2015.

Feedstock Investment

On March 18, 2016, our board of directors approved a project that includes investments of R$380 million to permit flexibility in the use of up to 15% of ethane as feedstock for our Bahia cracker. The investments also include the modernization of the industrial unit and the renovation of port infrastructure and it is expected to start operations in the second half of 2017.  In addition, we entered into a long-term contract with an affiliate of Enterprise Products Partners L.P. for the supply of ethane imported from the United States at a price based on the international Mont Belvieu reference price.

This project is part of Braskem’s strategy of diversifying its feedstock matrix, with a focus on increasing its competitiveness and that of the Brazilian petrochemical chain.

Termination of BNDESPAR Shareholders’ Agreement

In February 2016, we received a letter from BNDESPAR informing us of its sale of preferred shares of our capital stock on the BM&FBOVESPA. As a result of these sales, BNDESPAR held preferred shares and total share capital of 6.61% and 2.86%, respectively. The shareholders’ agreement to which BNDESPAR was a party automatically terminated as a result of BNDESPAR holding less than 5.0% of our total share capital.

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

	Year Ended December 31, 2015
	Net sales revenue	Cost of products sold	Gross profit	Selling, general, administrative, distribution and research and development expenses	Results from equity investments	Other operating income (expense), net(1)	Operating profit (loss)
	(in millions of reais)

Basic Petrochemicals	24,269.8	(20,053.1)	4,216.7	(658.9)	—	(178.1)	3,379.6
Polyolefins	19,986.2	(15,461.2)	4,525.0	(1,224.6)	—	(130.7)	3,169.7
Vinyls	2,780.1	(2,415.9)	364.2	(224.9)	—	(27.0)	112.4
USA and Europe	8,239.9	(6,892.1)	1,347.8	(445.9)	—	(13.4)	888.5
Chemical Distribution	874.6	(692.7)	182.0	(123.4)	—	(5.0)	53.6
Total segments	56,150.6	(45,515.0)	10,635.7	(2,677.7)	—	(353.5)	7,603.8
Other segment(2)	631.5	(637.0)	(5.5)	(94.7)	—	(70.1)	(170.3)
Corporate unit(3)	—	—	—	(5.5)	2.2	(282.8)	(286.1)
Reclassifications and eliminations(4)	(9,499.1)	9,249.9	(249.2)	154.1	—	—	(95.1)
Consolidated	47,283.0	(36,902.1)	10,380.9	(2,623.8)	2.2	(707.2)	7,052.2
	Year Ended December 31, 2014
	Net sales revenue	Cost of products sold	Gross profit	Selling, general, administrative, distribution and research and development expenses	Results from equity investments	Other operating income (expense), net(1)	Operating profit (loss)
	(in millions of reais)

Basic Petrochemicals	25,576.3	(23,252.8)	2,323.5	(692.7)	—	190.3	1,821.1
Polyolefins	18,502.2	(15,599.6)	2,902.6	(965.7)	—	(53.2)	1,883.7
Vinyls	2,709.5	(2,551.5)	158.0	(205.3)	—	57.3	10.0
USA and Europe	7,934.3	(7,477.5)	456.8	(294.9)	—	(82.5)	79.3
Chemical Distribution	842.7	(700.9)	141.8	(105.2)	—	(28.8)	7.8
Total segments	55,565.0	(49,582.3)	5,982.7	(2,263.9)	—	83.0	3,801.8
Other segment(2)	402.7	(284.3)	118.4	(170.0)	—	(4.1)	(55.7)
Corporate unit(3)	—	—	—	(70.5)	3.9	16.7	(49.9)
Reclassifications and eliminations(4)	(9,936.3)	9,809.3	127.0	—	—	—	(127.0)
Consolidated	46,031.4	(40,057.3)	5,974.1	(2,504.4)	3.9	95.6	3,569.2

	Year Ended December 31, 2013
	Net sales revenue	Cost of products sold	Gross profit	Selling, general, administrative, distribution and research and development expenses	Results from equity investments	Other operating income (expense), net(1)	Operating profit (loss)
	(in millions of reais)

Basic Petrochemicals	25,037.8	(22,561.2)	2,476.6	(534.9)	—	(67.8)	1,873.9
Polyolefins	16,944.7	(14,694.3)	2,250.4	(852.6)	—	(30.7)	1,367.1
Vinyls	2,581.1	(2,384.5)	196.6	(174.1)	—	(11.2)	11.3
USA and Europe	6,748.5	(6,419.6)	328.9	(282.8)	—	(37.6)	8.5
Chemical Distribution	891.7	(761.1)	130.6	(96.7)	—	(6.5)	27.4
Total segments	52,203.8	(46,820.7)	5,383.1	(1,941.1)	—	(153.8)	3,288.1
Other segment(2)	130.3	(133.6)	(3.3)	(68.6)	—	0.1	(71.8)
Corporate unit(3)	—	—	—	(184.7)	(3.2)	(57.4)	(245.3)
Reclassifications and eliminations(4)	(11,364.6)	11,133.5	(231.1)	—	—	—	(231.1)
Consolidated	40,969.5	(35,820.8)	5,148.7	(2,194.4)	(3.2)	(211.1)	2,739.9

_______________________________________

(1)   Includes research and development.

(2)   Includes revenues and expenses of Braskem ldesa S.A.P.I. and revenues and expenses related to sales of cyclohexane and cyclohexanone.

(3)   Represents expenses of Braskem that are not allocated to any particular segment.

(4)   Eliminations consist primarily of intersegment sales, which are made in similar terms as arm’s length transactions.

____________________

In the following discussion, references to increases or declines in any period are made by comparison with the corresponding prior period, except as the context otherwise indicates.

Year Ended December 31, 2015 Compared with Year Ended December 31, 2014

The following table sets forth consolidated financial information for the years ended December 31, 2015 and 2014.

	Year Ended December 31,
	2015	2014	% Change
	(in millions of reais)

Net sales revenue	47,283.0	R$46,031.4	2.7%
Cost of products sold	(36,902.1)	(40,057.3)	(7.9)%
Gross profit	10,380.9	5,974.0	73.8%
Income (expenses):	-
Selling and distribution	(1,122.0)	(1,155.8)	(2.9)%
General and administrative	(1,325.3)	(1,210.1)	9.5%
Research and development	(176.4)	(138.4)	27.5%
Results from equity investments	2.2	3.9	(43.6)%
Other operating income (expenses), net	(707.2)	95.6	n.m.
Operating profit	7,052.2	3,569.2	97.6%
Financial results:
Financial expenses	(4,193.5)	(2,745.9)	52.7%
Financial income	1,701.0	355.2	378.9%
Profit (loss) before income tax and social contribution	4,559.7	1,178.6	286.9%
Income tax and social contribution	(1,660.9)	(452.3)	267.2%
Profit (loss)	2,898.8	R$726.3	299.1%

____________________________

n.m.: Not meaningful

Net Sales Revenue

Net sales revenue increased by 2.7% during 2015, primarily as a result of (1) an 8.0% increase in net sales revenue of our Polyolefins segment, and (2) a 3.9% increase in net sales revenue of our USA and Europe segment, the effects of which were partially offset by a 5.1% decline in net sales revenue of our Basic Petrochemicals segment. Reclassifications and eliminations of net sales revenues of our segments in consolidation, primarily reflecting intercompany sales of basic petrochemicals by our Basic Petrochemicals segment to our other segments, declined by 4.4% during 2015.

Net Sales Revenue of Basic Petrochemicals Segment

Net sales revenue of the Basic Petrochemicals segment declined by 5.1% during 2015, primarily as a result of a 12.9% decline in net sales revenue generated by sales of basic petrochemicals (excluding condensate, fuels, intermediates and utilities) to third parties to R$8,647.9 million during 2015 from R$9,932.9 million during 2014.

Net sales revenue generated by sales of:

•      basic chemicals (including fuels and intermediaries) declined by 10.4% to R$2,247.3 million during 2015 from R$2,508.2 million during 2014, primarily as a result of a 18.9% decline in net sales revenues from intermediates.

•      naphtha, condensate and crude oil increased by 43.3% to R$4,432.1 million during 2015 from R$3,092.3 million during 2014, primarily as a result of a 62.6% increase in volume of these sales.; and

•      utilities increased by 21.2% to R$757.5 million during 2015 from R$625.3 million during 2014.

The most significant factors contributing to the decline of net sales revenue generated by sales of basic petrochemicals to third parties were (1) a R$687.6 million, or 20.0%, decline in net sales revenue generated by sales of BTX products, (2) a R$341.8 million, or 23.5%, decline in net sales revenue generated by sales of propylene, and (3) and a R$196.2 million, or 16.4%, decline in net sales revenue generated by sales of butadiene. The effects of these declines was partially offset by a R$66.1 million, or 3.6%, increase in net sales revenue generated by sales of ethylene.

Sales volume of ethylene to third parties increased by 7.3% to approximately 548,600 tons during 2015 from approximately 511,400 tons during 2014, primarily as a result of a 430.9% increase in export sales reflecting our solid operating performance and favorable pricing in the international market. Domestic sales volume of ethylene to third parties declined by 2.8%, principally due to reduced demand in the domestic market. Export sales volume of ethylene more than quadrupled as a result of favorable pricing in the international market primarily reflecting the favorable foreign exchange effect of a strong U.S. dollar. The average prices that we realized for sales of ethylene declined primarily as a result of the 17.1% decline in the average Western Europe contract price of ethylene in euros, as reported by IHS, the effects of which were partially offset by the 18.3% average depreciation of the real against the euro.

Sales volume of propylene to third parties declined by 6.5% to approximately 416,500 tons in 2015 from approximately 445,400 tons during 2014. Domestic sales volume of propylene to third parties increased by 17.8%, primarily as a result of BASF’s inauguration of its world-scale production complex for acrylic acid, butyl acrylate and superabsorbent polymers in Camaçari, Bahia. Export sales volume of propylene declined by 28.0%, mainly reflecting the products’ lower supply and the prioritizing domestic demand. The average prices that we realized for sales of propylene declined primarily as a result of a 45.1% decline in the average North American contract price of propylene in U.S. dollars, as reported by IHS, the effects of which were partially offset by the effects of the 41.6% average depreciation of the real against the U.S. dollar.

Sales volume of butadiene to third parties increased by 1.8% to approximately 385,500 tons during 2015 from approximately 378,900 tons during 2014. Domestic sales volume of butadiene to third parties increased by 4.8%, principally due to reduction of import reflecting low supply in the international market, given the scheduled and unscheduled shutdowns at certain crackers, particularly in Europe. Export sales volume of butadiene declined by 2.1%, principally due to butadiene’s lower supply and the prioritizing of domestic demand. The average prices that we realized for sales of butadiene increased primarily as a result of a 43% decline in the average North American contract price of butadiene in U.S. dollars, as reported by IHS, the effects of which were partially offset by the effects of the average depreciation of the real against the U.S. dollar.

The principal factors leading to the decrease in net sales revenue generated by sales of BTX products to third parties were (1) a 27.6% decline in net sales revenue generated by sales of benzene, (2) a 39.3% decline in net sales revenue generated by sales of mixed xylenes, and (3) a 28.6% decline in net sales revenue generated by sales of toluene. The effects of these increases were partially offset by an 81.6% increase in net sales revenue generated by sales of para-xylene.

Sales volume of benzene to third parties declined slightly to approximately 666,700 tons during 2015 from approximately 667,200 tons during 2014. The average prices that we realized for sales of benzene declined primarily as a result of a 48.6% decline in the average North American contract market price of benzene in U.S. dollars, as reported by IHS, the effects of which were partially offset by the effects of the average depreciation of the real against the U.S. dollar. Sales volume of mixed xylenes to third parties declined by 45.0% to approximately 71,700 tons during 2015 from approximately 130,300 tons during 2014, primarily as a result of reduction in domestic demand. The average prices that we realized for sales of mixed xylenes increased primarily as a result of the effects of the average depreciation of the real against the U.S. dollar, the effects of which were partially offset by a 30% decline in the average North American contract market price of mixed xylenes in U.S. dollars, as reported by IHS. Sales volume of toluene to third parties declined by 20.8% to approximately 141,500 tons during 2015 from approximately 178,700 tons during 2014, primarily as a result of the lower production. The average prices that we realized for sales of toluene declined primarily as a result of a 32.8% decline in the average North American contract market price of toluene in U.S. dollars, as reported by IHS, the effects of which were partially offset by the effects of the average depreciation of the real against the U.S. dollar. Sales volume of para-xylene to third parties increased by 81.4% to approximately 179,500 tons during 2015 from approximately 99,000 tons during 2014, primarily as a result of the stronger demand in Brazil and in export markets fueled by the product's low supply in the international market, given the scheduled and unscheduled shutdowns of certain crackers, particularly in Europe and Asia. The average prices that we realized for sales of para-xylene remained stable during 2015.

Net Sales Revenue of Polyolefins Segment

Net sales revenue of the Polyolefins segment increased by 8.0% during 2015, primarily as a result of an 11.5% increase in net sales revenue generated by sales of polyethylene.

Sales volume of polyethylene increased by 5.3% to approximately 2,436,500 tons during 2015 from approximately 2,313,300 tons during 2014. During 2015, domestic sales volume of polyethylene declined by 4.3%, principally as a result of the weak performance of the Brazilian economy. Export sales volume of polyethylene increased by 29.0%, primarily as a result of (1) our capacity to export volumes not absorbed by the domestic market and (2) favorable foreign exchange. The average prices that we realized for sales of polyethylene increased primarily as a result of the effects of (1) the average depreciation of the real against the U.S. dollar and (2) a 32%, 29% and 31% increase in average HDPE, LLDPE and LDPE contract prices in the North American market, respectively, according to IHS.

Sales volume of polypropylene declined by 4.8% to approximately 1,515,700 tons during 2015 from approximately 1,591,900 tons during 2014. During 2015, domestic sales volume of polypropylene declined by 6.4%, reflecting the weak performance of the Brazilian economy mainly in the industrial and automotive sector. Export sales volume of polypropylene were stable. The average prices that we realized for sales of polypropylene increased primarily as a result of the effects of the average depreciation of the real against the U.S. dollar, the effects of which were partially offset by a 27.3% decline in the average spot prices of the Northeast Asian market, according to IHS.

Net Sales Revenue of Vinyls Segment

Net sales revenue of the Vinyls segment increased by 2.6% during 2015, primarily as a result of a 17.0% increase in net sales revenue from the sale of caustic soda, the effects of which were partially offset by a 1.3% decline in net sales revenue from the sale of PVC.

Sales volume of PVC declined by 8.1% to approximately 606,300 tons during 2015 from 659,500 tons during 2014. During 2015, domestic sales volume of PVC declined by 18.0%, reflecting the weak performance of the infrastructure and construction sectors of the main consumers of resin. The reduction in domestic demand and devaluation of the real against the U.S. dollar led us to export part of our PVC production, with export sales volume reaching approximately 65,000 tons in 2015 compared to no export sales volume in 2014. The average prices that we realized for sales of PVC increased primarily as a result of the average depreciation of the real against the U.S. dollar and the 19% decrease in the average Northeast Asian spot market prices of PVC in U.S. dollars, as reported by IHS.

Sales volume of caustic soda declined by 7.2% to approximately 443,800 tons during 2015 from approximately 472,200 tons during 2014, primarily as a result of the reduction in domestic demand, particularly in the aluminum industry. The average prices that we realized for sales of caustic soda increased primarily as a result of the 24.6% increase in the average North American spot market prices of caustic soda in U.S. dollars, as reported by IHS, and the effects of the average depreciation of the real against the U.S. dollar.

Net Sales Revenue of USA and Europe Segment

Net sales revenue of the USA and Europe segment, which includes our polypropylene assets in the United States and Europe, increased by 3.9% during 2015, primarily as a result of the 5.9% increase in sales volume of polypropylene of the USA and Europe segment to approximately 1,973,300 tons during 2015 from approximately 1,862,600 tons during 2014, primarily due to the recovery in the U.S. economy and the increased competitiveness of polypropylene over substitute materials. The effects on net sales revenue of the increase in sales volume was partially offset by the decline in average polypropylene sales prices of the USA and Europe segment as a result of a 27.3% decline in the spot prices of the Northeast Asian market of polypropylene, according to IHS, the effects of which were partially offset by the effects of the depreciation of the real against the currencies in which the USA and Europe segment made sales (principally, the U.S. dollar and the euro) on our net sales revenue reported in reais.

Net Sales Revenue of Chemical Distribution Segment

Net sales revenue of the Chemical Distribution segment increased by 3.8% during 2015, primarily as a result of the depreciation the real against the U.S. dollar, the effects of which were partially offset by a decrease in the average price of our principal products.

Cost of Products Sold and Gross Profit

Cost of products sold declined by 7.9% during 2015, primarily as a result of (1) a 13.8% decline in cost of products sold in our Basic Petrochemicals segment, and (2) a 7.8% decline in cost of products sold in our USA and Europe segment. Reclassifications and eliminations of cost of sales and services rendered of our segments in consolidation, primarily reflecting the costs of basic petrochemicals purchases by our Polyolefins and Vinyls segments from our Basic Petrochemicals segment, declined by 5.7% during 2015.

Consolidated gross profit increased by 73.8% during 2015. Gross margin (gross profit as a percentage of net sales revenue) increased to 22.0% during 2015 from 13.0% during 2014.

Cost of Products Sold of Basic Petrochemicals Segment

Cost of products sold of the Basic Petrochemicals segment declined by 13.8% during 2015, as a result of a reduction of the cost of naphtha, the main feedstock, which registered an average price of US$462 per ton in 2015, a decline of 45% from 2014. This decline is partially explained by a 47% reduction in the price of crude oil during 2014.

Gross profit of the Basic Petrochemicals segment increased by 81.5% to R$4,216.7 million during 2015 from R$2,323.5 million during 2014, and gross margin increased to 17.4% during 2015 from 9.1% during 2014.

Cost of Products Sold of Polyolefins Segment

Cost of products sold of the Polyolefins segment declined by 0.9% during 2015, primarily as a result of (1) the effects on our average cost of ethylene of the 17.1% decline in the average Western Europe contract price of ethylene in euros, as reported by IHS, and (2) the effects on our average cost of propylene of the 45.1% decline in the average North American contract price of propylene in U.S. dollars and a 23.6% decline in the average Western Europe contract price of propylene in euros, as reported by IHS. The effects of these factors were partially offset by (1) the effects of the average depreciation of the real against the U.S. dollar and the euro on the cost of raw materials of our Polyolefins Unit that are determined by reference to U.S. dollar- and euro-denominated prices, and a 1.6% increase in sales volume of the Polyolefins segment.

Gross profit of the Polyolefins segment increased by 55.9% to R$4,525.0 million during 2015 from R$2,902.6 million during 2014, and gross margin increased to 22.6% during 2015 from 15.7% during 2014.

Cost of Products Sold of Vinyls Segment

Cost of products sold of the Vinyls segment declined by 5.3% during 2015, primarily as a result of a 7.8% decline in the total sales volume of our Vinyls Unit. The effects of this decline in sales volume were partially offset by the effects on our Vinyls Unit’s average cost of ethylene of the 17.1% of decline in the average Western Europe contract price of ethylene in euros, as reported by IHS, partially offset by the effects of the average depreciation of the real against the euro on the cost of raw materials of our Vinyls Unit that are determined by reference to euro-denominated prices.

Gross profit of the Vinyls segment increased by 130.5% to R$364.2 million during 2015 from R$158.0 million during 2014, while gross margin increased to 13.1% during 2015 from 5.8% during 2014.

Cost of Products Sold of USA and Europe Segment

Cost of products sold of the USA and Europe segment declined by 7.8% during 2015, primarily as a result of (1) the effects on this segment’s average cost of propylene of a 45.1% decline in the average North American contract price of propylene in U.S. dollars, as reported by IHS, the effects of which were partially offset by the currency translation effects of a 42% average depreciation of the real against the U.S. dollar, and (2) the effects on this segment’s average cost of propylene of a 23.6% decline in the average Western Europe contract price of propylene in euros, as reported by IHS, the effects of which were partially offset by the currency translation effects of a 18.3% average depreciation of the real against the euro. The effects of these reductions in the unit cost of raw materials were partially offset by the 5.9% increase in polypropylene sales volume recorded by this segment.

Gross profit of the USA and Europe segment increased by 195.1% to R$1,347.8 million during 2015 from R$456.8 million during 2014, and gross margin increased to 16.4% during 2015 from 5.8% during 2014.

Cost of Products Sold of Chemical Distribution Segment

Cost of sales of the Chemical Distribution segment declined by 1.2% during 2015 primarily as a result of the lower sales volume and lower price of raw materials.

Gross profit of the Chemical Distribution segment increased by 28.3% to R$182.0 million during 2015 from R$141.8 million during 2014, while gross margin increased to 20.8% during 2015 from 16.8% during 2014.

Selling and Distribution Expenses

Selling and distribution expenses declined by 2.9% during 2015, primarily as a result of lower costs in logistics and storage of finished products in the domestic market, primarily a result of lower domestic sales volume. Selling and distribution expenses as a percentage of net sales revenue declined to 2.4% during 2015 from 2.5% during 2014.

General and Administrative Expenses

General and administrative expenses increased by 9.5% during 2015, primarily as a result of expenses related to innovation and technology and higher expenses with payroll and third-party services. General and administrative expenses as a percentage of net sales revenue remained increased to 2.8% during 2015 from 2.6% during 2014.

Research and Development Expenses

Research and development expenses increased by 27.5% during 2015, primarily as a result of higher expenses with contracts in US dollar. Research and development expenses as a percentage of net sales revenue increased to 0.4% during 2015 from 0.3% during 2014.

Results from Equity Investments

Results from equity investments declined by 43.6% to a R$2.2 million gain in 2015 from a R$3.9 million gain in 2014, primarily as a result of losses on exchange variation on financial results in our jointly controlled investments and associated companies.

Other Operating Income (Expenses), Net

Other operating expense, net was R$707.2 million during 2015, consisting of: (i) depreciation expenses and maintenance costs of R$152.5 million related to idle industrial plants, including the São Paulo site during the period the unit was shut down; (ii) provision of R$241.1 million related to investment losses and expenses with projects; (iii) allowances for labor and tax claims of R$105.6 million; (iv) expenses of R$65.8 million related to environmental provisions; and (vi) an allowance of R$54.2 million related to our health plans.

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

Operating Profit (Loss)

As a result of the foregoing:

•      operating profit on a consolidated basis increased by 97.6% during 2015, and as a percentage of net sales revenue, operating profit increased to 14.9% during 2015 from 7.8% during 2014;

•      operating profit of the Basic Petrochemical segment increased by 85.6% to R$3,379.6 million during 2015 from R$1,821.1 million during 2014, and the operating margin of the Basic Petrochemical segment increased to 13.9% during 2015 from 7.1% during 2014;

•      operating profit of the Polyolefins segment increased by 68.3% to R$3,169.7 million during 2015 from R$1,883.7 million during 2014, and the operating margin of the Polyolefins segment increased to 15.9% during 2015 from 10.2% during 2014;

•      operating profit of the USA and Europe segment increased to R$888.5 million during 2015 from R$79.3 million during 2014, and the operating margin of the USA and Europe segment increased to 10.8% during 2015 from 1.0% during 2014;

•      operating profit of the Vinyls segment increased to R$112.4 million during 2015 from R$10.0 million during 2014, while the operating margin of the Vinyls segment increased to 4.0% during 2015 from 0.4% during 2014; and

•      operating profit of the Chemical Distribution segment increased to R$53.6 million during 2015 from R$7.8 million during 2014, and the operating margin of the Chemical Distribution segment increased to 6.1% during 2015 from 0.9% during 2014.

Financial Results

Financial results increased by 4.3% during 2015 as a result of a 52.7% increase in financial expenses, the effects of which were partially offset by a 378.9% increase in financial income.

Financial Income

Financial income increased by 378.9% to R$1,701.0 million during 2015 from R$355.2 million during 2014, primarily as a result of our recording a R$1,105.4 million gain on exchange variation on monetary assets during 2015 compared to a R$46.2 million loss during 2014 as a result of a 42% appreciation in the average U.S. dollar exchange rate against the real during 2015 compared to a 9% appreciation in the average U.S. dollar exchange rate against the real during 2014.

Financial Expenses

Financial expenses increased by 52.7% to R$4,193.5 million during 2015 from R$2,745.9 million during 2014, primarily as a result of (1) our recording a R$1,035.0 million loss on foreign exchange variation on liabilities during 2015 compared to a R$38.9 million loss during 2014 as a result of a 47.0% appreciation in the U.S. dollar exchange rate against the real at the end of 2015 compared to a 13% appreciation in the end of period U.S. dollar exchange rate against the real during 2014, and (2) a 32.6% increase in interest expense to R$1,688.3 million during 2015 from R$1,272.8 million during 2014, mainly due to the impact from exchange variation on the outstanding balance of U.S. dollar-denominated debt.

Income Tax and Social Contribution

The composite corporate statutory income tax and social contribution rate was 34% during 2015 and 2014. Income tax and social contribution expense increased by 267.2% to R$1,660.9 million during 2015 from R$452.3 million during 2014.

The effective tax rate applicable to our profit before income tax and social contribution was 36.4% during 2015, primarily as a result of permanent adjustments caused by differences of income tax rates of investments in countries that have a lower tax rate than Brazil, which increased the effective tax rate by approximately 2.4%.

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

Profit (Loss)

Our profit increased by 299.1% to R$2,898.8 million, or 6.1% of net sales revenue, during 2015 from R$726.3 million, or 1.6% of net sales revenue, during 2014.

Liquidity and Capital Resources

Our principal cash requirements for 2015 consisted of the following:

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

During 2015, cash flow generated by operations was used primarily for investing activities, for working capital requirements and to service our outstanding debt obligations. As of December 31, 2015, our consolidated cash and cash equivalents amounted to R$7,439.7 million. As of December 31, 2015, we had net working capital (defined as (1) current assets plus non-current assets held for sale, minus (2) current liabilities plus non-current liabilities held for sale) of R$816.3 million.

Projected Sources and Uses of Cash

We anticipate that we will be required to spend approximately R$27.3 billion to meet our short-term contractual obligations and commitments and budgeted capital expenditures during 2016 (excluding equity contributions to our joint ventures in Mexico and Venezuela). We expect that we will meet these cash requirements for (1) our operations through sales of our products, and (2) our debt service through operating cash flow and new financing activities, including new debt financings and the refinancing of our existing short-term indebtedness as it becomes due.

We have commitments from several financial institutions to provide us with financing in the future, including commitments from the Brazilian National Bank for Economic and Social Development (Banco Nacional do Desenvolvimento), or BNDES, to lend us funds under our revolving stand-by credit facilities (Contrato de Abertura de Limite de Crédito), or CALC facilities, described under “—Indebtedness and Financing Strategy—Credit Facilities with BNDES.” As of December 31, 2015, the full aggregate principal amount had been disbursed under these facilities.

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

Cash Flows

Cash Flows Provided by Operating Activities

Net cash provided by operating activities was R$8,125.4 million during 2015, R$3,791.9 million during 2014 and R$2,457.8 million during 2013.

Net cash provided by operating activities increased by R$4,333.5 million during 2015 compared to 2014, primarily as a result of (1) our profit before income tax and social contribution of R$4,559.7 million during 2015 compared to R$1,178.6 million during 2014, and (2) an increase in non-cash interest and monetary and exchange variations, net to R$3,249.6 million during 2015 compared to R$1,560.7 million during 2014, primarily as a result of (1) the average depreciation of the real against the U.S. dollar and (2) our designation on May 1, 2013 of part of the liabilities our U.S. dollar-denominated debt instruments as a hedge for our future exports. The effects of these factors were partially offset by the R$2,205.7 million decline in accounts payable to suppliers during 2014 compared to a R$419.5 million decline during 2014, which resulted from the average depreciation of the real against the U.S. dollar, which impacted our contract to purchase certain raw materials.

Cash Flows Used in Investing Activities

Investing activities used net cash of R$4,073.5 million during 2015, R$4,977.1 million during 2014 and R$4,954.2 million during 2013.

During 2015, investing activities for which we used cash on a consolidated basis primarily consisted of (1) investments of R$2,835 million in new capacity projects, including investments of R$2,772 million for the construction of our facilities in Mexico, of which R$1,104 million corresponds to our equity investments, (2) investments of R$516 million to perform maintenance on our plants during scheduled shutdowns, (3) investments of R$229 million in modernization, in information technology and increased reliability of our systems, (4) investments of R$281 million in equipment replacement, and (5) investments of R$213 million in productivity, safety improvements and others.

Cash Flows Used in Financing Activities

Financing activities used net cash of R$97.5 million during 2015 compared to net cash provided of R$894.4 million during 2014 and R$3,614.2 million during 2013.

During 2015:

  we entered into a revolving credit facility agreement with several international financial institutions under which we borrowed an aggregate principal amount of US$250.0 million in June and July 2015;
  we received disbursements under a financing agreement with BNDES, in the amounts of R$72.6 million, R$48.0 million and R$292.4 million in the second, third and fourth quarter of 2015, respectively;
  we entered into an advance on export contracts (adiantamentos sobre contatos de exportação), or ACC, with a local financial institution under which we borrowed an aggregate principal amount of US$50.0 million in October 2015; and
  Braskem Idesa borrowed US$290.5 million and US$23.6 million from international financial institutions in connection with the financing agreements relating to Project Ethylene XXI in April 2015 and September 2015, respectively.

During 2015, we used cash:

  to repurchase US$54.1 million, representing all principal amounts and interest outstanding under our 9.38% Notes due 2015 to prepay R$100.0 million, representing all principal amounts and interest outstanding under a credit facility agreement entered into in April 2015 with a local financial institution;
  to pay R$1,009.4  million, representing aggregate principal amounts and interest outstanding under a financing agreement with BNDES; and
  to make other scheduled payments and prepayments under various of our outstanding debt instruments.

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

•       we entered into a credit facility agreement with an international financial institution for an aggregate principal amount of US$90.0 million in March 2013;

•       we entered into a credit facility agreement with an international financial institution for an aggregate principal amount of US$210.0 million in June 2013;

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

•       we borrowed R$150.0 million under a credit export note facility that we entered into in December 2013 with a Brazilian financial institution; and

•       we entered into a ACC (advance payment on exchange contract) with an international financial institution for an aggregate principal amount of US$50.0 million in December 2013.

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

On February 11, 2015, our board of directors authorized a share repurchase program under which we are authorized to repurchase up to 3,500,000 class A preferred shares at market prices over the BM&FBOVESPA. The program started in February 19, 2015, and was effective until February 18, 2016. We repurchased 80,000 class A preferred shares for an aggregate of R$0.9 million in 2015.

Contractual Commitments

The following table summarizes significant contractual obligations and commitments as of December 31, 2015 that have an impact on our liquidity:

	Payments Due by Period
	Less than one Year	One to Three Years	Three to Five Years	More than Five Years	Total
	(in millions of reais)

Loans and financings (1)	2,073.0	5,205.8	8,169.8	28,311.3	43,759,9
Project Ethylene XXI – Project finance debt (2)	335.3	1,720.6	2,291.0	11,963.8	16,310.7
Derivatives (3)	57.8	(6.5)	1,191.2	—	1,242.5
Defined benefit actuarial obligation (4)	—	—	—	154.7	154.7
Other payables (5)	112.5	160.8	—	—	273.3
Project Ethylene XXI – EPC (6)	319.4	—	—	—	319.4
Purchase obligations for raw materials (7)	20,778	65,437	72,507	4,395	163,117
Purchase obligations for electric power and gas (7)	1,247	1,918	789	105	4,059
Total contractual obligations	24,923	74,435.7	84,948.0	44,929.8	229,236.5

____________________________

(1)       Consists of estimated future payments of amortization amounts plus interest on our loans and financings, calculated based on interest rates and foreign exchange rates applicable as of December 31, 2015 and assuming (i) that all amortization payments and payments at maturity on our loans and financings will be made on their scheduled payment dates, and (ii) that our perpetual bonds are redeemed after 100 years.

(2)       Consists of limited recourse project finance debt, which is repaid solely from the cash generated by the project itself and shareholders provide limited guarantees. For further information, see note 15 of our consolidated financial statements elsewhere in this annual report.

(3)       Consists substantially of foreign exchange swaps that we entered into to offset the variation in the rates of export credit notes contracts. For further information, see note 16.2 of our consolidated financial statements elsewhere in this annual report.

(4)       Consists of the actuarial liabilities related to defined benefit plans Novamont, Braskem Europe and health care plan in Brazil. For further information, see note 21.2 to our consolidated financial statements elsewhere in this annual report.

(5)       Consists of amounts payable to BNDES Participações S.A. as part of the business combination with Braskem Qpar. For further information, see note 22 of our consolidated financial statements elsewhere in this annual report.

(6)       Consists of contractual commitments for the engineering, procurement and construction of Project Ethylene XXI and technology license fee regarding this project, calculated based on estimated future contractual payments and interest and based on the foreign exchange rate in effect as of December 31, 2015.

(7)       Consists of purchase commitments for raw materials and electric power and gas pursuant to binding agreements of the company that specify all significant terms, including: fixed or minimum quantities to be purchased; fixed, minimum or variable price provisions; and the approximate timing of the transaction. Based upon the applicable purchase prices as of December 31, 2015.

We are also subject to potential liabilities with respect to tax, labor, distributors and other claims, for which the chances of loss are considered probable, and for which we maintain provisions of R$554.5 million as of December 31, 2015. These proceedings relate primarily to federal income taxes and VAT. See note 20 to our audited consolidated financial statements.

Indebtedness and Financing Strategy

As of December 31, 2015, our total outstanding consolidated indebtedness, net of transaction costs, was R$27,338.8 million, consisting of R$1,968.5 million of short-term indebtedness, including current portion of long term indebtedness (7.2% of our total indebtedness), and R$25.370,3 million of long-term indebtedness (92.8% of our total indebtedness), in addition to an aggregate amount of R$12,277.4 million (US$3,144.2 million) outstanding as of December 31, 2015 in connection with the project finance debt related to Project Ethylene XXI. As of December 31, 2015, we had no outstanding indebtedness to related parties on a consolidated basis. On a consolidated basis, our real-denominated indebtedness as of December 31, 2015, net transaction costs, was R$6,056.7 million (22.2% of our total indebtedness), and our foreign currency-denominated indebtedness was R$21,282.1 million (77.8% of our total indebtedness).

Our financing strategy has been to maintain an adequate liquidity and a debt maturity profile that is compatible with our anticipated cash flow generation and anticipated capital expenditures. This is the same strategy for the next several years and in addition, we do not expect our capital expenditures to adversely affect the quality of our debt leverage ratios or our disciplined approach to capital allocation.

Short-Term Indebtedness

Our consolidated short-term debt, including current portion of long-term debt, was R$1,968.5 million as of December 31, 2015.

We maintain short-term finance lines denominated in reais with a number of financial institutions in Brazil. Although we have no committed lines of credit with these financial institutions, we believe that we will continue to be able to obtain sufficient credit to finance our working capital needs based on our relationships with these financial institutions and current market conditions. As of December 31, 2015, the consolidated outstanding balance under our short-term finance lines in reais was R$1,213.8 million.

We also obtain advances on certain export contracts from a variety of Brazilian financial institutions. These advances generally have a maturity of less than one year and relatively low interest rates. These advances on export contracts are generally secured by receivables to be generated from future export sales under those contracts. As of December 31, 2015, we did not have any consolidated outstanding advances on export contracts. See note 14 to our consolidated financial statements included in this annual report.

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

As of December 31, 2015, R$3,318.8 million of our real-denominated debt and R$409.1 million of our foreign currency-denominated debt was secured. In order to secure this debt, we have pledged certain of our property and equipment and certain of our accounts receivable. The security arrangements for our secured debt vary depending on the transaction.

As of December 31, 2015, all of our project finance debt related to Project Ethylene XXI was secured. In order to secure this debt, we have pledged our shares in Braskem Idesa, some of our rights to repayment under subordinated loans that Braskem S.A. has made to Braskem Idesa and all of the assets of Braskem Idesa.

Fixed-Rate Notes

We have issued fixed-rate debt securities in the international market. All of these securities pay interest semi-annually in arrears, except for our perpetual bonds on which interest is payable quarterly in arrears. The table below sets forth our outstanding fixed-rate debt securities, the outstanding principal amount of these securities and their maturity dates.

Security	Outstanding Principal Amount as of December 31, 2015	Final Maturity
	(in millions of U.S. dollars)

8.00% Notes due 2017	55.873	January 2017
7.250% Notes due 2018(1)	137.427	June 2018
7.00% Notes due 2020(1)	397.677	May 2020
5.75% Notes due 2021(1)	997.500	April 2021
5.375% Notes due 2022(1)	500.000	May 2022
6.45% Notes due 2024(1)	750.000	February 2024
7.125% Notes due 2041(2)	750.000	July 2041
7.375% Perpetual Bonds(1)	700.000	—

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

Issue Date	Outstanding Principal and Interest as of December 31, 2015	Interest Rate	Amortization Schedule	Final Maturity
	(in millions of reais)

November 2014	151.1	8.00%	Bullet Maturity	November 2017
September 2014	104.6	108.0% of CDI	Annual (1)	August 2020
February 2013	202.3	8.00%	Bullet Maturity	February 2016
February 2013	151.6	8.00%	Bullet Maturity	September 2017
September 2012	219.9	105.0% of CDI	Annual (2)	October 2021
August 2011	405.5	112.5% of CDI	Bullet Maturity	August 2019
April 2011	464.0	112.5% of CDI	Bullet Maturity	April 2019
February 2011	146.6	105.0% of CDI	Annual (2)	October 2021
June 2010	146.6	105.0% of CDI	Annual (2)	October 2021
January 2008(3)	603.5	7.3%	Bullet Maturity	February 2020
May 2007(3)	294.8	7.85%	Bullet Maturity	May 2019
April 2007(3)	198.8	7.87%	Bullet Maturity	March 2018
November 2006(3)	308.1	8.1%	Bullet Maturity	May 2018

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

Credit Facilities with BNDES

Term Loan Facilities

We have entered into a variety of credit facilities with BNDES. The proceeds of these credit facilities have been used to finance a variety of capital expenditures, including:

  the construction of our “green” polyethylene facilities;
  the construction of our new butadiene plant;
  the construction of our new PVC facilities;
  quality, productivity, environmental, health and safety projects and maintenance shutdowns at our plants.

The table below sets forth selected information with respect to our BNDES term loan credit facilities as of December 31, 2015.

Facility	Outstanding Principal and Interest	Interest Rate	Amortization Schedule	Final Maturity
	(in millions of reais)
June 2009 credit facility(1)
Cesta de Moedas loans	29.4	Cesta de Moedas plus 2.58%	Monthly	July 2017
TJLP loans	119.2	TJLP plus 0% to 4.78%	Monthly	June 2017
December 2010 credit facility(2)
Cesta de Moedas loans	128.8	Cesta de Moedas plus 2.58%	Monthly	January 2020
TJLP loans	233.2	TJLP plus 0% to 3.58%	Monthly	December 2019
Fixed-rate loans	26.7	5.50%	Monthly	December 2019
November 2011 credit facility(3)
Cesta de Moedas loans	48.4	Cesta de Moedas plus 2.45%	Monthly	January 2021
TJLP loans	96.4	TJLP plus 0% to 3.45%	Monthly	December 2020
August 2014 credit facility(4)
TJLP loans	215.4	TJLP plus 2.78%	Monthly(5)	March 2021
Fixed-rate loans	6.7	6.0%	Monthly(5)	March 2021
SELIC loans	160.6	SELIC plus 2.78%	Monthly(5)	March 2021

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

Each of these credit facilities is secured by mortgages on (1) three of our plants located in the Southern Complex and (2) one of our plant located in Maceió, in the State of Alagoas (including the land on which this plant is located, as well as certain of the equipment, machinery and improvements in this plant) and (3) two of our plants located in the State of São Paulo.

Revolving Stand-by Credit Facilities

In addition, we have entered into three revolving stand-by credit facilities with BNDES. Loans under these facilities are required to be used to fund specified capital expenditure projects, including:

  expansion and modernization of fixed assets;
  acquisition of new machinery and equipment produced in Brazil;
  programs related to technical training and management, and information technology;
  social investment programs;
  environmental investments; and
  investments in research, development and innovation.

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

The table below sets forth selected information with respect to our BNDES revolving credit facilities as of December 31, 2015.

Facility	Committed Principal Amount	Outstanding Principal and Interest	Weighted Average Interest Rate	Expiration of Commitment
	(in millions of reais)	(in millions of reais)

December 2009(1)	R$500.0
Cesta de Moedas loans		47.4	Cesta de Moedas plus 2.58%	January 2017
TJLP loans		85.0	TJLP plus 2.58% to 3.58%	January 2017
Fixed rate		92.0	4.0% to 4.5%	January 2021
November 2011	R$2,460.0
Cesta de Moedas loans		149.5	Cesta de Moedas plus 2.42% to 2.45%	October 2018
TJLP loans		1,154.6	TJLP plus 0.00% to 3.58%	December 2021
Fixed rate		230.2	3.5% to 6.0%	December 2021
SELIC		284.3	SELIC plus 2.58% to 2.78%	December2021
January 2015 credit facility	R$1,994.0
TJLP loans		140.0	TJLP plus 0% to 2.62%	January 2022
SELIC loans		131.5	SELIC plus 2.32%	January 2022

 ______________

(1)   The period for new disbursements under this CALC facility has expired.

(2)   Each of these credit facilities is secured by mortgages on (1) two of our plants located in Southern Complex, one of our plant located in the cities of Santo André and Mauá in the state of São Paulo, (3) one of our polypropylene plants in the city of Paulínia in the state of São Paulo and our chlor-alkali plant in the city of Maceió, in the state of Alagoas (including the land on which this plant is located, as well as certain of the equipment, machinery and improvements in these plants).

Revolving Credit Facility Agreements

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

Bank Credit Facilities

In September 2013, we entered into a loan agreement with a Brazilian financial institution under which we borrowed an aggregate principal amount of US$70.0 million. The loan proceeds will be used for working capital purposes. This loan bears interest at a rate of LIBOR plus 1.50% payable quarterly in arrears. Principal on this loan is payable upon maturity in September 2018.

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

Issue Date	Outstanding Principal Amount as of December 31, 2015	Interest Rate	Amortization Schedule	Final Maturity
	(in millions of U.S. dollars)
January 2013	140.2	LIBOR + 1.10%	Semi-annual (1)	November 2022

____________________________

(1)   Amortization on this facility commenced in May 2013.

On December 3, 2012, the Brazilian federal government introduced changes to the regulations applicable to new export prepayment financings. These regulations allowed export prepayment financings for finance operations maturing in up to five years, which had previously been limited to a 360 day maximum.

Although export prepayment facilities have historically accounted for an important part of our financing strategy, as of December 31, 2015, they accounted for only 2.0% of our outstanding indebtedness.

Financing Agreements

In December 2012, Braskem Idesa entered into a common terms agreement with certain financial institutions to finance the development, design, construction and initial operation of the Mexico Complex. The Mexico Complex will include an ethane cracker with annual capacity of 1.05 million tons to produce ethylene, two high density polyethylene plants and a low density polyethylene plant. In connection with the common terms agreement, Braskem Idesa entered into eight separate financing agreements with Brazilian and international financial institutions and development banks in an aggregate principal amount of up to US$3.2 billion. All amounts disbursed under these credit facilities are secured by our shares in Braskem Idesa. In addition, as a conditions precedent to the initial disbursement and each subsequent disbursement, Braskem Idesa is required to have a maximum debt to base equity ratio of 70 to 30 after giving effect to such disbursement, as calculated pursuant to the common terms agreement. In September 2015, Braskem Idesa received the final disbursement pursuant to the common terms agreement, reaching an aggregate principal amount of US$3.2 billion. The financing consists of fixed and floating tranches. The interest rates on the fixed tranche are within a range of 4.33% to 6.17%. The interest rates on the floating tranche are within a range of LIBOR plus 2.73% to LIBOR plus 4.65%. To reduce the interest rate risk, the second tranche is hedged through several swap agreements. Interest on both tranches is payable quarterly in arrears and principal is amortized quarterly. The final maturity date of these loans is February 15, 2029 with amortizations beginning in May 2016

Capital Expenditures

In 2015, our total investments on property, plant and equipment and intangible assets totaled R$4,077 million, consisting primarily of (1) a capital expenditure of R$1,272 million (excluding capitalized interest) on our various projects and in maintaining and improving our assets; and (2) a R$2,772 million disbursement for our Project Ethylene XXI. Our total investments on property, plant and equipment and intangible assets in 2014 and 2013 totaled R$5,370.4 and R$5,682.2 million, respectively.

Capital Expenditure Budget

We currently are budgeting total capital expenditures of approximately R$3,660 million for 2016, 50% of which will be invested in U.S. dollars in operational investments in the USA and Europe segment (US$117 million) and Project Ethylene XXI (US$329 million). With respect to Project Ethylene XXI, our expected disbursements are mainly associated with working capital and contractual obligations under the project finance structure to accrue a reserve account (minimum cash) to meet the project’s debt service needs.

Excluding the investment in Project Ethylene XXI, total projected investment for 2016 is R$2,333 million. Of this amount, we expect to allocate approximately 75% to maintenance, productivity, HES and operational efficiency, including disbursements with the scheduled maintenance shutdown of one of the lines at the cracker in Camaçari, Bahia, in the last quarter of 2016.

The remainder will be allocated to other strategic projects, including: (1) investments to produce UTEC in the USA, with production scheduled to start in the second half of 2016; (2) investments to increase industrial productivity of the polypropylene plants in the United States and Germany, aiming to meet the growing global demand for this resin in its regional markets at a competitive cost; and (3) studies related to potential strategic and expansion projects.

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

Joint Venture Projects

Project Ethylene XXI

Braskem and Idesa formed Braskem Idesa in April 2010 to develop, construct and operate the Mexico Complex, to be located in the Mexican state of Veracruz. In August 2015, Braskem transferred its interest in Braskem Idesa to Braskem Netherlands, B.V., or Braskem Netherlands, its wholly-owned subsidiary; consequently, Braskem is an indirect shareholder of Braskem Idesa. The Mexico Complex will include an ethylene cracker that produces 1.0 million tons of ethylene per year from ethane based on Innovene S technology licensed from Technip Italy S.p.A, or Technip, and will include two high density polyethylene plants based on technology licensed from Ineos Commercial Services UK Limited (as successor to Ineos Europe Limited) and a low density polyethylene plant based on Lupotech T technology licensed from Basell Polyolefin GmbH. The three polyethylene plants are expected to have a combined annual production capacity of 1.0 million tons of HDPE and LDPE.

Braskem Idesa (as successor to us and Idesa) is party to an ethane supply agreement with Pemex Gas dated February 19, 2010, pursuant to which Pemex Gas will provide 66,000 barrels per day of ethane to the Mexico Complex for a period of 20 years at prices based on the Mont Belvieu purity ethane price. Since July 2015, Braskem Idesa has been required to purchase, and Pemex Gas has been required to deliver, the minimum daily volume of ethane provided under the supply agreement.

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

The original estimated total cost of the Mexico Complex of approximately US$4.5 billion, including financial costs during construction and initial working capital requirements, was revised in 2015 to US$5.2 billion primarily as a result of (1) a change in the scope of the power generating unit in order to ensure the self-sufficiency of the complex and improve the reliability of energy supply, with the possibility of selling any surplus energy to the grid; and (2) additional costs arising from infrastructure and local services.

We and Idesa will contributed an aggregate of approximately 38% of the total costs as equity in proportion to our ownership interests in Braskem Idesa, and the remainder was  borrowed by Braskem Idesa under project finance arrangements, secured by the assets of this project, with multilateral credit agencies, export credit agencies, development banks and private banks. See “Item 4. Information on the Company—Capital Expenditures—Joint Venture Projects—Project Ethylene XXI.”

Construction of the Mexico Complex began in 2012 and it commenced operations with the production of the first batch of polyethylene in April 2016.

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

In September 2015, Braskem Idesa received its final disbursements, reaching the total US$3.2 billion aggregate principal amount. The financing consists of fixed and floating tranches. The interest rates on the fixed tranche are within a range of 4.33% to 6.17%. The interest rates on the floating tranche are within a range of LIBOR plus 2.73% to LIBOR plus 4.65%. To reduce the interest rate risk, the second tranche is hedged through several swap agreements. Interest on both tranches is payable quarterly in arrears and principal is amortized quarterly. The final maturity date of these loans is February 15, 2029 with amortizations beginning in May 2016.

Equity Support Agreement Relating to Project Ethylene XXI

In December 2012, we, Braskem Idesa, Etileno XXI, S.A. de C.V., and Idesa entered into an equity support agreement pursuant to which Braskem Idesa’s shareholders agreed to make and guarantee payment of certain equity contributions to Braskem Idesa. This contract was amended and restated in April 2015 and subsequently amended in August 2015 to incorporate Braskem Netherlands as a direct shareholder of Braskem Idesa. Pursuant to the amended and restated equity support agreement, the parties assume a base equity commitment of US$2.0 billion in proportion to their percentage ownership, direct or indirect, in Braskem Idesa (Braskem 75% and Idesa 25%). Base equity contributions must be made ten days prior to loan disbursements made under the project financing agreements (discussed above) or otherwise as needed after full disbursement of the loans, in amounts calculated pursuant to the amended and restated equity support agreement. In the event that project costs exceed the cost of US$5.2 billion, the shareholders have also assumed the obligation of making certain primary and secondary contingent equity contributions to cover any additional amounts necessary to complete the project. The primary contingent equity commitment is US$208 million and such commitment will be available until the Mexico Complex achieves ready for start-up. The secondary contingent equity commitment is also US$208 million, and such commitment will be available from the date that the Mexico Complex achieves ready for start-up (or such earlier date that the primary contingent equity commitment has been reduced to zero and an event of default under the project finance arrangements has occurred) and will be available until the occurrence of the contingent equity release date in accordance with the amended and restated equity support agreement. Currently, we have not provided credit support for any of our obligations to fund base equity or primary or secondary contingent equity, but in the event that we cease to have an investment grade rating prior to the release of our base and contingent equity obligations, we will be required to provide cash collateral or letters of credit in an amount equal to any such equity contributions that we may be required to make under the agreement.

Engineering, Procurement and Construction Contract Relating to Project Ethylene XXI

In September 2012, Braskem Idesa, as owner, and Ethylene XXI Contractors, S.A.P.I. de C.V. and Etileno XXI Services B.V., as contractors, entered into an alliance engineering, procurement and construction contract, or the EPC contract. This contract was amended and restated in December 2012. Each contractor consists of a joint venture among Odebrecht Industrial Engineering B.V., ICA Fluor Petroquímica, S.A. de C.V. and Technip Italy S.p.A. Payments under the EPC contract are made on a “cost-plus” basis, in which Braskem Idesa reimburses costs of the contractors and pays a profit margin. Payments of costs are made prior to the beginning of each month based on an estimate of costs expected to be incurred during that month and are reconciled with costs actually incurred in the following month, and payments of the profit margin are made based on the achievement of milestones defined under the contract. Any cost overrun will be borne equally between Braskem Idesa and the contractors and any cost savings will be shared equally by Braskem Idesa and the contractors, in each case up to a maximum amount as calculated pursuant to the EPC contract. The contract provides for a guaranteed completion date of December 31, 2015, extended from June 30, 2015, for the Mexico Complex and contains certain other performance guarantees and provisions for damages in case completion does not occur on or prior to the scheduled completion date.

Amendments to Braskem Idesa Shareholders’ Agreement Relating to Project Ethylene XXI

In February 2010, Braskem and Idesa entered into a shareholders’ agreement, which we refer to as the Braskem Idesa shareholders’ agreement, to govern our relationship with respect to Braskem Idesa. In November 2012, Braskem and Idesa entered into the first amendment to the Braskem Idesa shareholders’ agreement, under which our ownership interest in Braskem Idesa was increased to 75% minus one share of the equity interest in Braskem Idesa and Idesa’s ownership interest in Braskem Idesa was reduced to 25% plus one share of the equity interest. In December 2012, we and Idesa entered into the second amendment to the Braskem Idesa shareholders’ agreement to include the commitment of both Sponsors to fund certain primary and secondary contingent equity to the Project. In April 2015, we and Idesa entered into the third amendment to the Braskem Idesa shareholders’ agreement to include additional base equity contribution and reaffirm the new the commitments of contingency equity, under which we agreed to fund up to 100% of the primary contingent equity commitment under the equity support agreement up to start-up date. The primary contingent equity commitment is approximately US$208 million.

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

On March 18, 2016, our board of directors approved a project to invest R$380 million to create flexibility at our Bahia cracker for the use of up to 15% ethane as feedstock. The project will also entail the modernization of the industrial unit and renovation of the port infrastructure, which is expected to commence operations in the second half of 2017. In connection with this project, we entered into a long-term contract with an affiliate of Enterprise Products Partners L.P. for the supply of ethane imported from the United States at a price based on the international Mont Belvieu reference price. This project is part of our strategy to diversify our feedstock matrix, with a focus on increasing our competitiveness and that of the Brazilian petrochemical chain.

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

The members of our board of directors are elected at general meetings of shareholders for two-year terms and are eligible for reelection. The terms of all current members expire at our annual shareholders’ meeting scheduled for April 6, 2016. Members of our board of directors are subject to removal at any time with or without cause at a general meeting of shareholders. Our by-laws do not contain any citizenship or residency requirements for members of our board of directors and the members of our board of directors need not be shareholders of our company. Our board of directors is presided over by the president of the board of directors, and, in his absence, the vice president of the board of directors. The president and the vice president of our board of directors are elected at a general meeting of shareholders from among the members of our board of directors, serve for two-year terms and are eligible for reelection.

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

The following table sets forth certain information with respect to the current members of our board of directors and their alternates:

Name	Member Since	Position Held	Age
Newton Sergio de Souza	August 15, 2001	President of the Board	62
Alfredo Lisboa Ribeiro Tellechea	April 15, 2009	Board Member	59
Alvaro Fernandes da Cunha Filho	November 6, 1997	Board Member	67
Antonio Aparecida de Oliveira	April 30, 2010	Board Member	55
Antonio Britto	July 20, 2006	Board Member	63
Daniel Bezerra Villar	August 27, 2013	Board Member	43
Edson Chil Nobre	April 07, 2016	Board Member	67
Ernani Filgueiras de Carvalho	April 07, 2016	Board Member	66
João Carlos Trigo de Loureiro	April 07, 2016	Board Member	63
Luiz de Mendonça	April 27, 2012	Board Member	52
Marcela Aparecida Drehmer Andrade	August 27, 2013	Board Member	47
Arão Dias Tisser	July 25, 2008	Alternate	40
Carla Gouveia Barretto	April 15, 2009	Alternate	48
José de Freitas Mascarenhas	August 15, 2001	Alternate	74
Luciano Dequech	April 9, 2015	Alternate	40
Marcus Vinicius Magalhães	April 9, 2015	Alternate	53

Mauricio Roberto de Carvalho Ferro	August 13, 2012	Alternate	50
Mauro Motta Figueira	April 27, 2012	Alternate	46
Monica Bahia Odebrecht	January 31, 2011	Alternate	46
Paulo Cézar Fernandes da Silva	April 06, 2016	Alternate	57
Sérgio Bottino	April 06, 2016	Alternate	59
Ticiana Vaz Sampaio Marianetti	April 06, 2016	Alternate	45

The following is a summary of the business experience, areas of expertise and principal outside business interests of our current directors and their alternates.

Directors

Newton Sergio de Souza. Mr. Newton de Souza was elected to our board of directors as a nominee of Odebrecht. He has served as the chief executive officer of Odebrecht S.A. since December 2015. During 2015, he became a member of the board of directors of Odebrecht S.A. He joined the Odebrecht Group as general counsel of Odebrecht S.A. in 1988, and became an executive officer as of May 1997, reporting directly to the chief executive officer of Odebrecht S.A. He served as member of the board of directors of the Leading Companies in all business areas of the Odebrecht Group (currently, 15 different lines of business). Mr. Souza also served as a president of the board of directors of Companhia de Concessões Rodoviárias, or CCR. In his career, he was also a visiting lawyer at the law firm Dechert, Price & Rhoads (Philadelphia), a senior lawyer at the law firm Pinheiro Neto Advogados from 1976 through 1982 and a senior counsel of the Latin America and Caribbean Division of the World Bank (Washington, D.C.) from 1982 through 1987. Mr. Souza holds a law degree from Pontifícia Universidade Católica do Rio de Janeiro, or PUC/RJ, and an LL.M. from the University of Pennsylvania. He also attended the High Performance Boards Program of IMD, in Lausanne, Switzerland.

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

Alvaro Fernandes da Cunha Filho. Mr. Cunha Filho was elected to our board of directors as a nominee of Odebrecht. He is currently the president of Valora Participações Ltda., as well as the owner of the Valora Group. Previously from 1973 to 1986 he developed several duties in the Government of Bahia, such as Transportation Coordinator in the Transportation and Communication desk, Superintendent of the Bahia development bank (Banco de Desenvolvimento do Estado da Bahia), President of Embasa and Secretary of the Commerce and Tourism Industry. From 1987 to 2002 was head of the petrochemical sector in the Odebrecht Group. Mr. Cunha Filho holds a bachelor’s degree in civil engineering and a master’s degree in economics from the Federal University of Bahia - UFBA.

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

Daniel Bezerra Villar. Mr. Villar was elected to our board of directors as an alternate member as a nominee of Odebrecht S.A.  Mr. Villar is a member of the Odebrecht Group since 1994 and since December 2013 has been responsible for Odebrecht's human resources. He has worked at Construtora Norberto Odebrecht S.A., or CNO, the engineering branch within the Odebrecht Group, where he headed the company’s Southern Cone infrastructure market (Argentina, Uruguay, Paraguay and Bolivia) between 2006 and 2007, as well as the Libyan infrastructure market between 2008 and 2010. He is currently heading Odebrecht Realizações Imobiliárias' Rio de Janeiro real estate market, which he joined in 2011. His international background also includes seven years of work experience in Peru and three years in Ecuador. Mr. Villar holds a degree in civil engineering from Pontificia Universidade Católica do Rio de Janeiro in Brazil, or PUC/RJ.

Antonio Britto Filho. Mr. Filho was elected to our board of directors as a nominee of Odebrecht S.A. in 2016.  Mr. Britto has been CEO of INTERFARMA, Association of Pharmaceutical Research, for seven years. Previously, from 2002 to 2009, he was president of the Calçados Azaleia, member of the Board of Directors of Braskem and vice president of Claro. His career in the private sector succeeded his political career where he successively occupied the jobs of Press Secretary of the Presidency of the Republic (1985), Constituent Federal Representative and Federal Representative (1987-1994), Minister of Social Welfare (1992-1994) and Governor of the State of Rio Grande do Sul (1995-1999). He holds a degree in journalism by Universidade Federal do Rio Grande do Sul.

Edson Chil Nobre. Mr. Nobre was elected to our board of directors as a nominee of Petrobras.  Mr. Nobre worked at Petrobras for 35 years. He acquired vast management experience at Petrobras and Petrobras Distribuidora. From 2010 to 2014 he served as Executive Manager of Energy Business at Petrobras Distribuidora, retired in 2014.  Mr. Nobre graduated in Chemical Engineering from the Federal University of Paraná, in Law from Faculdades Integradas Bennett-Rio de Janeiro and in Work Safety Engineering from the State University of Maringá. He holds an Executive MBA from COPPEAD-UFRJ in Rio de Janeiro.

Ernani Filgueiras de Carvalho.  Mr. Carvalho was elected Vice Chairman of the Board of Directors as a nominee of Petrobras in April 2016. Mr. Carvalho has a degree in chemical engineering from the Federal University of Rio de Janeiro (UFRJ). He earned a graduate degree in Oil Processing Engineering from Petróleo Brasileiro S/A (Petrobras), an MBA from Fundação Dom Cabral (Minas Gerais) and a graduate degree in Regulation of the Oil and Gas Industry from the State University of Campinas (Unicamp), among others. With 40 years of market experience, Mr. Carvalho worked at Petrobras for 25 years, where he held various technical and management functions. At the Gabriel Passos Refinery (REGAP) in Betim, Minas Gerais, where he worked for 10 years, he was responsible for the startup of two industrial unit complexes. At the Company’s headquarters in Rio de Janeiro, where he worked for 15 years, he coordinated the technology transfer program in the process of hydrotreating of fuels, jointly with the French Oil Institute (IFP - Paris), as well as projects stemming from this program. At the headquarters, also he prepared and coordinated a multi-year investment plan for the company’s refinery area. He also served for four years as Superintendent of Refining and Processing of Natural Gas at the National Petroleum Agency (ANP). Between November 2004 and March 2016, he worked as Executive Manager of Supply, Petrochemicals and Biofuels of the Brazilian Institute of Oil and Gas (IBP).

João Carlos Trigo de Loureiro. Mr. Loureiro was elected to the Board of Directors by nomination of Petrobras, Mr. Loureiro has 40 years of professional experience, including more than six years in France, with vast management experience. Since 2015, he has been manager of Shareholdings in Petrochemical and Biofuel Companies at Petrobras. Mr. Loureiro graduated in Economics from Universidade Cândido Mendes and holds an Executive MBA in Oil and Gas from Coppe – UFRJ.

Luiz de Mendonça. Mr. Mendonça was elected to our board of directors as a nominee of Odebrecht. He is currently the chief executive officer of Odebrecht Agroindustrial (former ETH Bioenergia). Mr. Mendonça joined the Odebrecht Group in 2002 when he started working at Braskem, where he held several positions, such as executive vice president of the polyolefins unit, executive vice president of the basic petrochemicals unit and executive vice president of the polymers unit. He also acted as chief executive officer of Braskem Qpar S.A. In 2011, Mr. Mendonça was appointed chief executive officer of Braskem America and executive vice president of the international unit of Braskem. Before joining Braskem, Mr. Mendonça spent a significant part of his career at Rhodia, in the textile and chemical sectors, where he held several business/operational positions throughout Latin America, France and the United States. Luiz has a bachelor’s degree in production engineering from University of São Paulo and a MBA from Insead-France.

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

Alternate Directors

Arão Dias Tisser. Mr. Tisser was elected as an alternate member of to our board of directors as a nominee of Petrobras. He previously served as a member of our board of directors from May 2008 to July 2008, and was first elected as an alternate member of our board of directors in March 2008. He has been the management coordinator of holdings in petrochemical centers for Petrobras since 2004, and worked in the commercial sector of naphtha and industrial raw materials for Petrobras from February 2001 to October 2004. Mr. Tisser holds a bachelor's degree in Civil Engineering from UFRJ, a master's degree in engineering from the Instituto Alberto Luiz Coimbra de Pos-Graduação e Pesquisa de Engenharia, or COPPE, of UFRJ and an LLM in corporate law from the IBMEC - Rio de Janeiro.

Carla Gouveia Barretto. Ms. Barretto joined Odebrecht in 1994 and is currently head of the Planning department of Odebrecht S.A., a company belonging to the same group as the issuer.  She obtained a degree in Business Administration with honors from Universidade Salvador (UniFacs) in 1989 and an MBA from Fundação Dom Cabral in Belo Horizonte in 2006. With 20 years of experience in the fields of Controllership, Planning and Human Resources and, more recently, in Business, Ms. Barretto started her career in the external audit team of PriceWaterhouseCoopers in Salvador in 1990. In the Odebrecht Group, she worked at Odebrecht S.A. as head of Planning and Human Resources, at Construtora Norberto Odebrecht as Controller and at Braskem as Controllership Manager of the Polyolefins Unit, all companies belonging to the same group. In recent years, she served as Business Officer, responsible for investments in private properties at Odebrecht Properties, another company in the same group as the issuer.

José de Freitas Mascarenhas. Mr. Mascarenhas was elected as an alternate member of our board of directors as a nominee of Odebrecht. He has been an executive officer of Odebrecht since September 2001 and serves in various capacities with other companies in the Odebrecht Group. He served as vice president of Confederação Nacional das Indústrias, from October 1985 to October 2014, and as president of Federação das Indústrias do Estado da Bahia, from 1992 to 2002 and April 2010 to March 2014. He also has served as vice president of the Brazilian Association of Chemical Industry and Derivative Products from May 1993 to April 2008. He is also a member of the Board of the Brazilian Competitiveness Council (Movimento Brasil Competitivo) and, in 2014, was elected as a member of the board of the Associação Comercial da Bahia. Since 2015, he has served as chairman of the Federation of Industries of Economy of the State of Rio de Janeiro – FIRJAN. Mr. Mascarenhas holds a bachelor's degree in civil engineering from UFBA.

Luciano Dequech. Mr. Dequech was elected as an alternate member of our board of directors as a nominee of Odebrecht. Mr. Dequech has been the legal director of Odebrecht Agroindustrial S.A. since 2007. He previously held the position of legal director of Totvs S.A. from 2006 to 2007; legal manager of Braskem from 2003 to 2006; and attorney and intern for the law firm of Pinheiro Neto Advogados from 2003 to 2009. Mr. Dequech has a degree in Law from the University of São Paulo and obtained a Master's degree in Civil Law from the same institution, in addition to obtaining an LL.M degree in Corporate Law from Insper, in São Paulo, and completing a specialization course in Consumption Relations Law at the Pontifical Catholic University of São Paulo.

Marcus Vinicius de Oliveira Magalhães. Mr. Magalhães was elected as an alternate member of our board of directors as a nominee of Petrobras. Mr. Magalhães is a senior processing engineer, and he works as a petrochemical refinery Integration manager at Petrobras. He holds a degree in Chemical Engineering from the Military Institute of Engineering.

Mauricio Roberto de Carvalho Ferro. Mr. Ferro was elected to our board of directors as a nominee of Odebrecht. He is currently responsible for the legal team at the Odebrecht group. He also serves in several board positions in subsidiaries and affiliates of Odebrecht S.A. He was responsible for legal and corporate governance at Braskem from 2001 to 2013. He was also a member of the board of directors  in several companies such as Cetrel S.A., Ipirange Petroquímica S.A., Companhia Petriquímica do Sul – Copesul, Politeno Indústria e Comércio S.A., Petroflex Indústria e Comércio S.A., Trikem S.A., Nitrocarbono S.A. and Polialden Petroquímica S.A. He also served as an officer at Copene - Companhia Petroquímica de Camaçari. He worked as a lawyer at the law office of Carlos Eduardo Paladini Cardoso in 1989 also at the law office of Bulhões Pedreira, Bulhões Carvalho e Advogados Associados from 1991 until 1995. Mr. Ferro holds a law degree from the Pontifícia Universidade Católica do Rio de Janeiro and a master degree from the London School of Economics, University of London.

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

Monica Bahia Odebrecht. Ms. Odebrecht is a lawyer and has been working since 1994 in the Odebrecht Group, the same group as the issuer. She is currently an executive officer in various Odebrecht Group companies, including ODBVINODBINV S.A., the parent company of Odebrecht S.A. She started her career at Odebrecht S.A. in 1994, where she worked in the corporate area until 1999, when she moved to the United States to work on secondment at Clifford Chance LLP. From 2000, she worked in the corporate and financial areas of the Odebrecht Group petrochemical companies until 2002, when she moved to the group’s engineering and construction businesses, where too she was responsible for the corporate and financial areas until 2008.  Since then she has been working as Legal Manager at Odebrecht S.A.

Paulo Cezar Fernandes da Silva. Mr. Silva was elected to the Board of Directors as a nominee of Petrobras, Mr. Silva currently serves as Manager of Relationship and Information in the Petrochemical Business – Relationship with Control Agencies. From 2014 to 2015 he served as Planning and Control manager, responsible for planning and control of the petrochemical supply department. Earlier, he served as Manager of Evaluation and Support to Management of Shareholdings, where he was responsible for the corporate governance of ownership interests at the petrochemical supply department, and manager of economic and financial analysis. Mr. Silva graduated in Industrial Mechanic Engineering from Centro Federal de Educação Tecnológica (CEFET-RJ), holds a graduate degree in Public Administration from FGV and an Executive MBA in Finance from IBMEC-RJ. He has also completed specialization programs in Management from Fundação Dom Cabral and The Innovative Organization from the University of California, Berkeley.

Sergio Bottino. Mr. Bottino was elected to the Board of Directors as a nominee of Petrobras, Mr. Bottino has experience in the oil industry, acquired over 36 years working at various areas of the Petrobras system, notably production, services, natural gas, distribution and supply. He has vast management experience and, since 2015, has been Assistant to the Chief Supply Officer of Petrobras S.A. Between 2010 and 2015, he served as Manager of Integrity and Reliability (Operations) at Petrobras Distribuidora S.A. Mr. Bottino graduated in Electrical Engineering from UFRJ and holds an MBA in Economics and Management of Natural Gas and Energy from COPPEAD and IE of UFRJ.

Ticiana Vaz Sampaio Marianetti.Ms. Marianetti graduated in civil engineering from the Federal University of Bahia (UFBA) and earned an MBA from the Haas Business School at the University of California in Berkley. Before taking charge of the financial area of Odebrecht Ambiental in 2008, she held several positions in the Odebrecht Group, in the engineering and finance departments, all companies belonging to the same group as the issuer. Her previous experience includes working for Bechtel Enterprises (USA), Alterra Partners (Costa Rica and UK), both companies operating in the engineering, construction and project management sector, and for Gerens Management Group (Spain).

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

The members of our board of executive officers are elected by our board of directors for three-year terms and are eligible for reelection. The current term of all of our executive officers ends at the first board of directors meeting held immediately after our annual shareholders’ meeting to be held in 2018. Our board of directors may remove any executive officer from office at any time with or without cause. According to the Brazilian Corporation Law, executive officers must be residents of Brazil but need not be shareholders of our company. Our board of executive officers holds meetings when called by our chief executive officer.

The following table lists the current members of our board of executive officers:

Name	Year of Appointment	Position Held	Age
Fernando Musa	2016	Chief Executive Officer	51
Pedro van Langendonck Teixeira de Freitas	2016	Vice President Executive Officer, Chief Financial Officer and Director of Investor Relations	40
Gustavo Sampaio Valverde	2013	Vice President Executive Officer and General Counsel	41
Luciano Nitrini Guidolin	2012	Vice President Executive Officer of Polyolefins, and Renewable Chemicals	43
Marcelo Arantes de Carvalho	2015	Vice President Executive Officer of People, Organization and Procurement	47
Marcelo de Oliveira Cerqueira	2013	Vice President Executive Officer of Basic Petrochemicals Unit	50

Summarized below is information regarding the business experience, areas of expertise and principal outside business interests of our current executive officers.

Fernando Musa. Mr. Musa is currently our Chief Executive Officer. From April 2012 to April 2016, Mr Musa was in charge of the company’s business in the United States and Europe. Before that, in 2011, Mr Musa was  Planning and Business Development Officer for Braskem, leading the areas of Strategic Planning, Procurement and Information Technology and also in charge of quantiQ, Braskem’s distributor of chemical products. Mr. Musa joined Braskem in January 2010, as Planning and Integration Officer at Quattor (at the time of the acquisition by Braskem), where he was responsible for the integration into Braskem, leading the Financial, Procurement, Polymer Logistics and SAP Project areas.  Previously, Mr Musa held leadership positions at McKinsey, Editora Abril and Monitor Group Mr. Musa holds a degree in mechanical engineering from the aeronautic technological institute (Instituto Tecnológico da Aeronáutica), or ITA, in São José dos Campos, Brazil, and an MBA from Insead, in Fontainebleau, France.

Pedro van Langendonck Teixeira de Freitas. Mr. Freitas is currently our chief financial officer and investor relations officer and previously served in our strategic planning area from 2011 to 2016. Prior to this, he was a strategy consultant, having participated in the construction of business strategies and mergers and acquisitions projects in various industries, including petrochemicals, agribusiness, consumer goods and pharmaceuticals. He holds a degree in production engineering from the Polytechnic School of the University of São Paulo and an MBA from INSEAD.

Gustavo Sampaio Valverde. Mr. Valverde is currently our vice president of legal and corporate affairs, and previously served as our vice president of legal and external affairs of Braskem America from 2011 to 2013, as well as our legal officer from 2009 to 2011 and senior in-house counsel to Braskem S.A. (OPP Química S.A.) from 2001 to 2002. Mr. Valverde also served as legal officer at CBPO Ingeniería de Venezuela from 2007 to 2009, senior in-house counsel at CNO from 2003 to 2007, and previously as an attorney at Costa, Mello & Cavalcanti Advogados. He holds a bachelor’s degree in law from Universidade Federal da Bahia, a specialization in tax law and a master’s degree in law from Pontifícia Universidade Católica de São Paulo, as well as a master’s degree in law from Columbia University, New York.

Luciano Nitrini Guidolin. Mr. Guidolin is currently our vice president executive officer of polyolefins, project COMPERJ and vinyl renewable chemicals and corporate technology. He joined the Odebrecht Group in 1994 and has held several positions in OPP and later at Braskem, such as corporate planning director, vinyl marketing and development director, polyolefin export director and vinyl commercial director. In 2007, Mr. Guidolin was appointed executive director of Odebrecht Agroindustrial (former ETH Bioenergia), in which he was responsible for the finance, information technology and planning areas. From 2011 to 2012, Mr. Guidolin worked as chief financial officer for Odebrecht where he served on the board of directors of several of the Odebrecht Group companies, including Braskem. He holds a bachelor´s degree in engineering from Universidade de São Paulo, and a master’s degree in business administration from Harvard Business School.

Marcelo Arantes de Carvalho. Mr. Carvalho is currently our vice president executive officer of people, organization and procurement and has implemented organizational and human resources training  programs, cultural change and leadership development programs as well as built and implemented global  strategy in the areas of human resources, information technology and procurement. Has developed his career within global companies such as ABB, Unilever, Fiat Chrysler Automotive and Braskem and has over 27 years of experience in the human resources, information technology and procurement areas in industries such as metallurgy,  automation and power technology, telecommunications, automotive, consumer goods and petrochemical/chemical industries. Mr. Carvalho holds a degree in business administration, with specialization in business management, from Fundação Dom Cabral and a degree in global leadership from Wharton, Pennsylvania.

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

The following table lists the current members of our fiscal council and their alternates:

Name	First Year of Appointment
Aluízio da Rocha Coelho Neto	2010
Cristiano Gadelha Vidal Campelo	2016
Ismael Campos de Abreu	2003
Luis Eduardo Queiroz Castello	2016
Marcos Galiazzi Rosset	2016
Eduardo Seixas (alternate)	2016
Hubert Georg Deierl (alternate)	2016
Ivan Silva Duarte (alternate)	2016
Luiz Fernando Sachet (alternate)	2016
Tatiana Macedo Costa Rego Tourinho (alternate)	2014

The following is a summary of the business experience, areas of expertise and principal outside business interests of the current members of our fiscal council and their alternates.

Members of Fiscal Council

Aluizio da Rocha Coelho Neto. Mr Rocha was elected a member of the Audit Board as representative of Odebrecht in April 2010, Mr. Neto is currently Controller of Construtora Norberto Odebrecht S.A. (CNO), after serving as leader of the International Tax Planning area of the company, which belongs to the same business group of the issuer. From 2002 to 2008, he worked in the tax department of the Company, as Tax Planning Manager. Previously, he worked for 9 years at PricewaterhouseCoopers. Mr. Neto graduated in Accounting from the Federal University of Espírito Santo and holds an MBA in controllership from USP/FIPECAFI.

Cristiano Gadelha Vidal Campelo. Mr Campelo was elected a member of the Audit Board as representative of Petrobras in April 2016.  Mr. Campelo has worked at Petrobras for 10 years, where he has been, since 2012, External Tax Relationship Manager, responsible for managing people and processes associated with tax risks of the Petrobras System, also serving as negotiator and institutional interface with the Secretaries of Treasury of States and Municipalities in the South, Southeast and Midwest regions of Brazil, as well as with trade associations (IBP, SINDICON, FIRJAN, ABRAGET, etc.) and other bodies such as CONFAZ. Between 2014 and 2015, he served as member of the Audit Board of Companhia Maranhense de Gás (GASMAR). He holds a degree in Law and an MBA from Fundação Dom Cabral.

Ismael Campos de Abreu. Elected member of the Audit Board as representative of Odebrecht in 2003, Mr. Abreu has, since April 2011, been Director of Kieppe Participações e Administração Ltda., a company that indirectly holds more than 5% of the same type or class of securities of the Company. Between 1995 and March 2011, he served as controller of Odebrecht S.A., which indirectly holds more than 5% of the same type and class of securities of the Company. Both companies mentioned above are part of the same business group of the issuer. Between 1978 and 1985, he served as manager of the tax consulting division of PricewaterhouseCoopers, between 1986 and 1988 as controller of Corrêa Ribeiro S.A. Comércio e Indústria, between 1989 and 1991 as Manager of the consulting area of Arthur Andersen, and between 1992 and 1995, as partner of Performance Auditoria e Consultoria. He served as member of the Audit Board of Petroflex Indústria e Comércio S.A. (“Petroflex”) until the sale of the Company’s interest in Petroflex in April 2008. Between March 2006 and March 2008, he served as member of the Audit Board of Companhia Petroquímica do Sul (“Copesul”). Mr. Abreu graduated in Accounting from Fundação Visconde de Cairú and earned a graduate degree in Economic Engineering from the Inter-American Development Center.

Luis Eduardo Queiroz Castello. Elected member of the Audit Board representing Petrobras in April 2016, Mr. Castello has been with Petrobras for over 25 years, where he has held several management positions. He is currently General Manager of Tax Enforcement. Mr. Castello graduated in Electric Engineering, with an emphasis on Computing Systems, from the State University of Rio de Janeiro (UERJ) and earned a graduate degree in Software Engineering from the Federal University of Rio de Janeiro (UFRJ) and in Tax Management from Mackenzie Presbyterian University. He holds an Executive MBA from COPPEAD-UFRJ. Mr. Castello is Chairman of the Audit Board of Transpetro, to which he was elected member in 2014. He also served as Audit Board member at Bahiagás from 2010 to 2014.

Marcos Galiazzi Rosset. Elected member of the Audit Board by preferred shareholders in April 2016, Mr. Rosset has served as President and CEO of multinational companies for 25 years and as member of strategic and management boards for Latin America. He is currently a member of the Advisory Board of Sambatech (leading company in Latin America in infrastructure and distribution of content in the digital platform) and Director of the company Magic Bubble (electronic games and edutainment developer). Member of IBGC. Mr. Rosset serves as CEO of e-all Entertainment, previously served as CEO and SVP of The Walt Disney Company Brasil (2001 -2011), as Managing Director and AL  of CIC VIDEO International (subsidiary of the Universal Pictures and Paramount Pictures) and Manager of Globo Vídeo (a company of the Rede Globo Television Organization) for São Paulo.

Alternate Members of Fiscal Council

Eduardo Seixas. Mr. Seixas has been an employee of Petrobras for over 15 years. He is currently Partnership Control Manager. Mr. Seixas graduated in Accounting from the State University of Rio de Janeiro (UERJ) and earned a master’s in Business Management from FGV and an MBA in Accounting Management from USP. He has completed the following specialization programs: Advanced International Program in Oil and Gas Financial Management from The University of Texas at Dallas (USA) and Exploration & Production Accounting - MDT International (England).

Hubert Georg Dierl. Mr. Dierl has worked for Petobras for over 30 years in various areas, including oil platforms, development projects and, since 1992 in the finance area. He has held management positions at Petrobras since 2006. Since September 2012 he is Area Manager of the Corporate Finance area. Mr. Dierl graduated in Mechanical and Automotive Engineering from the Military Institute of Engineering (IME), earned a master’s degree in Mechanical Engineering from the Pontifical Catholic University of Rio de Janeiro (PUC/RJ), and has the following specialist qualifications: IAG Master in Finance from the Pontifical Catholic University of Rio de Janeiro and International Executive Programme - Fontainebleau and Singapore – INSEAD.

Ivan Silva Duarte. Mr. Duarte has served as director of Kieppe Participações e Administração LTDA since January 2016, a company of the same business group of the issuer and indirectly holds more than 5% of its capital. Previously he served as manager of KPMG - Auditores Independentes from 1995 to 2001, when he started working as senior manager at PricewaterhouseCoopers Auditores Independentes, where he worked until 2008.  Between 2008 and 2015, Mr. Duarte was an executive officer at EAO Empreendimentos Agropecuários e Obras S.A, an Odebrecht Group company operating in the Agricultural and Food and Beverage segments. Mr. Duarte graduated in Accounting from the University of Salvador (UNIFACS) and holds an MBA in Corporate Finances from the Fundação Getúlio Vargas and an MBA in Entrepreneurship from Babson College in Boston, USA.

Luiz Fernando Sachet. Mr. Sachet is a lawyer and head of procedural law at firm Gasparino, Fabro, Roman, Sachet & Marchiori Advogados. He has an MBA in Tax Law from FGV and is a member of the Brazilian Corporate Governance Institute (IBGC). He has worked in the mining, steel, energy, telecommunications and retail sectors. Mr. Sachet is a member of the Commission on Tax and Legislative Affairs of the Federation of Industries of the State of Santa Catarina (FIESC).

Tatiana Macedo Costa Rego Tourinho. Ms. Tourinho has, since May 2007, been Head of Tax Planning at Construtora Norberto Odebrecht S.A., which indirectly holds over 5% of the same type or class of securities of the Company. From 2000 to 2007, she worked in the tax department of VIVO S/A, a telephony company, as Tax Planning Division Manager. Previously she worked for 2 years at Arthur Andersen. Ms. Tourinho graduated in Public and Private Business Administration from the Federal University of Bahia and earned an MBA in Management from IBMEC. She does not hold management positions in any non-profit organization.

Board Committees

On June 22, 2005, our board of directors approved its internal operating rules. An English translation of the internal operating rules of our board of directors is available on our investor relations website at www.braskem.com.br/ir. Under these rules, our board of directors has established three permanent committees and has the power to establish ad-hoc committees. Permanent committees must have no fewer than three and no more than four members. Members of permanent committees serve one-year terms and may be re-appointed. Ad-hoc committees may be convened for a limited period to consider temporary issues and are dissolved when their purpose has been achieved or when the term established upon the creation of such committees expires. The number of members of the ad-hoc committees is defined upon the creation of such committees.  In April 2015, our board of directors approved the constitution of an ad hoc committee to accompany the voluntary investigation surrounding allegations of improper payments made to Petrobras for beneficial terms in our raw material supply contracts from 2006 to 2013.

In April 2015, our board of directors approved the constitution of an ad hoc committee to accompany the Investigation surrounding allegations of improper payments made to Petrobras for beneficial terms in connection with certain raw material supply contracts we have with Petrobras. Such ad hoc committee is formed by members independent from our shareholders, and its main objectives are (i) to ensure that the Investigation is carried out independently, thoroughly and in strict compliance with its approved scope, mitigating as much as possible the impact on our operations and (ii) to take all necessary measures to ensure that all required resources are devoted to the Investigation.

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

Finance and Investments Committee

Our Finance and Investments Committee meets quarterly and has the following duties: (1) to evaluate new policies relating to financial management, insurance and guarantees and analyze existing policies, (2) to evaluate new risk management policies and analyze existing policies, (3) to analyze opportunities related to financing and investment transactions that may improve our capital structure, (4) to analyze transactions approved by our board of directors that involve parties related to our company and (5) to analyze guidelines and protocols for our business planning execution cycle. Our Finance and Investments Committee is currently composed of Marcela Aparecida Drehmer Andrade, Antonio Aparecida de Oliveira, Ticiana Vaz Sampaio Marianetti and Monica Bahia Odebrecht.

Personnel and Corporate Issues Committee

Our Personnel and Corporate Issues Committee meets quarterly and has the following duties: (1) to evaluate new policies and review existing policies relating to personnel matters and organizational issues, (2) to analyze processes relating to identification, training, development and succession of executives for or in strategic positions, (3) to analyze processes relating to the determination of fixed and variable compensation for executives in strategic positions, (4) to analyze issues relating to compliance with our Code of Conduct, and (5) to evaluate new policies and review existing policies relating the maintenance and strengthening of our corporate culture. Our Personnel and Corporate Issues Committee is currently composed of Ernani Filgueiras de Carvalho, Álvaro Fernandes da Cunha Filho, Daniel Bezerra Villar and Carla Gouveia Barretto.

Strategy and Communication Committee

Our Strategy and Communication Committee meets at least twice a year and has the following duties: (1) to evaluate determinations relating to the foundation of our business plan, (2) to evaluate the business direction being pursued to achieve objectives defined by our board of directors, (3) to evaluate new policies and review existing policies relating to the capital markets and social responsibility, (4) to evaluate the image of our company projected to and perceived in the market and make recommendations to our board of directors to maintain or to redefine our social communications programs, and (5) to analyze guidelines and protocols for our business planning and execution cycle. Our Strategy and Communication Committee is currently composed of Alfredo Lisboa Ribeiro Tellechea, Luiz de Mendonça, Antônio Britto and José Carlos Trigo de Loureiro.

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

Compensation and Benefits

The aggregate compensation paid by us to all members of our board of directors, board of executive officers and our fiscal council for services in all capacities was approximately R$43.6 million in 2015. On April 2016, our shareholders (acting in the annual general meeting) established the compensation for our board of directors, our board of executive officers and the member of our fiscal council for the year 2016.

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

Share Ownership of Directors and Officers

As of May 5, 2016, no member of Braskem’s board of directors or executive officer owned more than 0.1% of Braskem’s share capital. All shares owned by our directors and executive officers were purchased at market prices through the BM&FBOVESPA.

Employees

The following table sets forth the number of our employees by geographic location at the dates indicated.

Number of Employees by Geographic Location	2015	2014	2013
State of Bahia	1,676	1,763	1,811
State of Rio Grande do Sul	1,664	1,732	1,781
State of São Paulo	2,053	2,186	2,109
State of Alagoas	521	530	535
State of Rio de Janeiro	479	457	493
Other Brazilian states	8	2	13
Brazil	6,401	6,670	6,742
United States	680	668	624
Germany	175	162	168
Mexico	701	588	524
Other countries	38	38	38
Total	7,995	8,126	8,096

We do not employ a material number of temporary employees.

Employees in Brazil

In Brazil, both employees and employers have the right to organize unions. Employees belonging to a specific “professional category” and employers constituting a specific “economic category” may each be represented by a single union in a particular geographic area. Individual unions generally belong to state-wide union federations, which in turn belong to nationwide union confederations. We are a member of the Petrochemicals and Synthetic Resins Industries Union of the States of Bahia, Alagoas, Rio Grande do Sul and São Paulo, and our employees belong to the Petrochemicals Industries Workers’ Unions in each of these states. As of December 31, 2015, approximately 29.20% of our employees in Brazil were union members. We believe that we have good ongoing relations with our employees and their unions. We have not experienced a strike in Brazil since Trikem was privatized in 1995. The current collective bargaining agreements with our unions have one-year to two year terms and are subject to annual renegotiation. We have traditionally applied the terms of bargaining agreements entered into with the unions equally to unionized and non-unionized employees.

Post-Employment Benefits in Brazil

ODEPREV Defined Contribution Plan

The majority of our employees (approximately 83%) participate in the Odebrecht Pension Plan (Odebrecht Previdência), or ODEPREV. We pay part of the monthly payments made by our employees to ODEPREV. This pension fund is a defined contribution plan that pays pension and retirement amounts that supplement those paid by the Brazilian government’s pension system and is intended to provide its members with income upon retirement. In 2015, we paid R$29.9 million into this fund.

Petros Copesul Defined Benefit Plan

As a result of our merger with Copesul, we became the sponsor of the Petros Copesul plan. On October 2, 2012, PREVIC approved the withdrawal of sponsorship of this plan by Braskem. Since February 2015, we have made payments of individual reserves by Petros. As this pension plan was deficient, in accordance with current Brazilian law in 2012, Braskem had to pay an amount of R$358.6 million in February 2015. In anticipation of this payment, we provisioned an amount of R$336.4 million, recorded under current liabilities in the 2014 financial statements. The difference between the amount provisioned and the payment made corresponds to interest incurred in 2015.

Petros PQU Defined Benefit Plan

With the acquisition of Braskem Qpar in April 2010 (which merged into our company on December 1, 2014), we assumed the liabilities of Petros PQU. On August 6, 2012, PREVIC approved the sponsorship withdrawal process, which had been requested on September 30, 2009. The payment of the reserves to participants was completed in 2015. As a result, the sponsorship withdrawal process could be finalized in 2015. This plan currently has a surplus and consequently no provision has been made.

Other Benefits in Brazil

Our employees in Brazil and their dependents receive medical and dental assistance through a network of accredited doctors. We pay most of the costs for these services, with a small monthly portion being paid by our employees. A small monthly fee is also charged to our employees according to the use of some medical services (copayment system) for more costly medical services. In 2015, we spent R$70.6 million on this assistance.

Employees in the United States

The employees of Braskem America are not represented by any union, other than employees of Braskem America’s Neal, West Virginia plant. As of December 31, 2015, approximately 58% of the employees of this plant were represented by the United Steel, Paper & Forestry, Rubber, Manufacturing, Energy Allied-Industrial & Service Workers International Union. The collective bargaining agreement with this union expires in May 2019.

Post-Employment Benefits in the United States

Braskem America administers a closed defined benefit pension plan that, as of December 31, 2015, had 42 active participants, compared to 54 participants in 2014. The company made a cash contribution to the plan of US$3.6 million in 2015. There were no participant contributions in 2015.

We offer a 401(k) savings plan that, as of December 31, 2015, had total assets of US$64.5 million, including US$543 thousand in participant contributions made in 2015.

Other Benefits in the United States

Braskem America offers its employees the ability to participate in a variety of health and welfare benefit plans, including medical, dental vision, life and disability coverage.

Employees in Germany

Employees of Braskem Europe GmbH in Germany are not represented by any union.

Post-Employment Benefits in Germany

In October 2011, the obligations of Dow under German pension plans were assumed by Braskem Europe as a result of the Dow Polypropylene Acquisition. In 2013, Braskem Europe implemented a new defined contribution pension plan. As of December 31, 2015, 38 of our employees were active participants in this new pension plan.

Other Benefits in Germany

Braskem Europe offers its employees the ability to participate in benefit plans, including pension, life and disability coverage.

Employees in Mexico

Post-Employment Benefits in Mexico

Braskem Idesa employees are granted a government retirement benefit plan when they retire or reach retirement age. On December 31, 2015, this government retirement plan had 663 active participants.

Other Benefits in Mexico

Braskem Mexico offers its employees the ability to participate in benefit plans, including a savings plan, food plan, life insurance and health insurance.

Performance-Based Employee Compensation Plan

We have adopted and applied a personnel management philosophy which emphasizes a performance related pay structure and a decentralized management structure. Employees in each of our business units participate in setting and achieving their business unit’s annual objectives. As a result, employees in those business units that meet or exceed their goals share in our financial performance through performance-based employee compensation plans. During 2015, we recorded an expense of R$356.4 million related to this program with respect to approximately 8,614 employees and former employees, including our executive officers. The members of our board of directors do not participate in this program.

ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

Major Shareholders

As of May 5, 2016, we had outstanding share capital of R$8,043,222,080.50 equal to 797,265,248 total shares consisting of 451,668,652 common shares, 345,002,978 class A preferred shares and 593,618 class B preferred shares. As of May 5, 2016, all of our authorized shares were issued and outstanding, other than 1,234,758 class A preferred shares held in treasury. All of our share capital is fully paid. All of our shares are without par value.

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

The following table sets forth information concerning the ownership of our common shares and class A preferred shares as of May 5, 2016 by each person whom we know to be the owner of more than 5.0% of our common shares and our class A preferred shares, and by all of our directors and executive officers as a group. Our principal shareholders have the same voting rights with respect to each class of our shares that they own as other holders of shares of that class.

	Common Shares		Class A Preferred Shares		Total
	Number of Shares	%	Number of Shares	%	Number of Shares	%
Odebrecht(1)	226,334,623	50.1	79,182,498	23.0	305,517,121	38.3
Petrobras	212,426,952	47.0	75,492,222	21.9	287,919,174	36.1
BNDESPAR	0	0.0	17,008,647	4,9	17,008,647	2.1
All directors, fiscal council members, their alternates and executive officers as a group (38 persons)	0	*	77,036	*	77,036	*

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

Under the Petrobras Shareholders’ Agreement, Odebrecht is entitled to nominate our chief executive officer. Our chief executive officer must choose our chief financial officer from among three nominees submitted by Odebrecht and the executive officer responsible for our investment and portfolio area from among three nominees submitted by Petrobras. Our chief executive officer has the power to nominate the other members of our board of executive officers.  After these nominations, the officers will be elected at a board of directors’ meeting.

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

Termination of BNDESPAR Shareholders’ Agreement

In February 2016, we received a letter from BNDESPAR informing us of its sale of preferred shares of our capital stock on the BM&FBOVESPA. As a result of these sales, BNDESPAR held preferred shares and total share capital of 6.61% and 2.86%, respectively. The shareholders’ agreement to which BNDESPAR was a party automatically terminated as a result of BNDESPAR holding less than 5.0% of our total share capital.

Related Party Transactions

The following summarizes the material transactions that we have engaged in with our principal shareholders and their affiliates since January 1, 2015.

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

The Odebrecht Group

In May 2014, we entered into an Alliance Agreement with CNO under which we have appointed CNO as a non-exclusive preferred provider with respect to maintenance services and efficiency enhancement projects at each of our plants. This agreement was unanimously approved by our board of directors. Under this agreement, we are required to request bids from CNO for these services and projects. If CNO is retained for any specific service or project, we will pay CNO its costs related to the service or project plus 15%. We are also required to pay any applicable taxes with respect to such fees.  This agreement expires in May 2018.

In August 2013 we entered in a R$226 million sublease agreement with Construtora Norberto Odebrecht S.A., and Abiatar SPE Empreendimentos Imobiliários (as intervening party), In January 2014 this contract was updated by IPCA/IBGE in a new amount R$239 million.  This agreement expires in December 31, 2028.

In October 2011, we entered into an Alliance Agreement with companies in the Odebrecht Group and ICA Flour for the site preparation construction works to be performed for the construction of Project Ethylene XXI. The total value of this contract was US$150.0 million.

In September 2012, we entered into an Alliance EPC contract with Ethylene XXI Contractors, S.A.P.I. de C.V. and Etileno XXI Services B.V., as contractors, and for the construction of Project Ethylene XXI. Each contractor consists of a joint venture among Odebrecht Industrial Engineering B.V., ICA Fluor Petroquímica, S.A. de C.V. and Technip Italy S.p.A. Payments under the EPC contract are made on a “cost-plus” basis, in which Braskem Idesa reimburses costs of the contractors and pays a profit margin. Payments of costs are made prior to the beginning of each month based on an estimate of costs expected to be incurred during that month and are reconciled with costs actually incurred in the following month, and payments of the profit margin are made based on the achievement of milestones defined under the contract. Any cost overrun will be borne equally between Braskem Idesa and the contractors and any cost savings will be shared equally by Braskem Idesa and the contractors, in each case up to a maximum amount as calculated pursuant to the EPC contract.  The contract provides for a guaranteed completion date of December 31, 2015, extended from June 30, 2015, for the Mexico Complex and contains certain other performance guarantees and provisions for damages in case completion does not occur on or prior to the scheduled completion date. We are currently negotiating an additional extension for completion to occur in the first half of 2016.

The aggregate amount of services we purchased under these Alliance Agreements in 2015 was R$3,692.6 million. We had accounts payable to companies in the Odebrecht Group of R$285.0 million as of December 31, 2015.

In September 2009, our former subsidiaries Quattor Petroquímica S.A. and Quattor Participações S.A. (which merged with and into Braskem on December 1, 2014) entered into an agreement for the supply of industrial water with Aquapolo Ambiental S.A., as amended in June 2010 and August 2011.  The agreement expires in October 2053 and has an estimated value of R$3,300.0 million.

In October 2012, we entered into an agreement with Cetrel for the purchase of 4 million cubic meters / year of recycled water by sites located in the Industrial Pole of Camaçari. The agreement expires in April 2028 and has a total value of R$120 million.

In March 2013, we entered into an agreement for the supply of industrial water with Distribuidora de Águas de Camaçari S.A., a subsidiary of Odebrecht. This agreement expires in March 2043, and has an estimated total value of R$2,160.0 million.

In December 2013, we entered into an agreement for the supply of industrial water with Distribuidora de Águas Triunfo S.A., a subsidiary of Odebrecht. This agreement expires in December 2053, and has an estimated total value of R$2,880.0 million.

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

On March 01, 2016, we entered into an agreement with Usina Conquista do Pontal S.A. (UCP), Agro Energy Santa Luzia S.A. (USL) and Odebrecht Agroindustrial Participações S.A. (ODB Agro Par), to guarantee the continuous supply of Hydrous Ethyl Alcohol to the Company, with technical flexibilities and differentiated commercial conditions, by way of an advance updated by market interest rates and guaranteed by Odebrecht S.A. The parties are indirectly controlled by Odebrecht S.A. and the price of Hydrous Ethyl Alcohol is based on the Monthly index ESALQ (index published by Escola Superior de Agricultura Luiz de Queiroz) Hydrous Fuel - São Paulo R$ / liter of the reference month and with a discount. This agreement expires in April 2017.

Petrobras

Commercial Transactions with Petrobras

We have entered into the following supply contracts with Petrobras:

•      On December 23, 2015, we and Petrobras entered into a new five-year Naphtha Purchase Agreement.  This contract replaced the naphtha supply contract between our company and Petrobras for the supply of naphtha to our basic petrochemicals plants located in the Northeastern Complex and superseded the naphtha supply contract between our company and Petrobras for the supply of naphtha to our basic petrochemicals plants located in the Southern Complex. The new contract will expire in December 2020.

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

•      Five propylene supply agreements that Braskem Petroquímica (formerly known as Quattor Petroquímica) and Petrobras signed between September 1997 and February 2006. See “Item 4—Information on the Company—Raw Materials of Our Polyolefins Unit—Propylene Contracts with Petrobras and its Subsidiaries” for more information.

•      A three-year caustic soda supply contract that we and Petrobras entered into January 2012, under which we will supply approximately 68,000 tons of caustic soda for use by Petrobras’ Brazilian refineries. This contract expired in January 2015 An amendment of the supply contract entered into January 2015, under which we will supply an additional 10,500 tons of caustic soda. This amendment expired in December 2015.

•       In April 2008, Polietilenos União S.A. a former subsidiary of Quattor Participações S.A. (which merged with and into Braskem on December 1, 2014) entered into an agreement for the supply of steam with Petrocoque S.A. Indústria e Comércio, as amended in March 2014. We began purchasing thermal energy produced by steam pursuant to this agreement in September 2009. This agreement has a 10-year term, expiring in September 2019, and an estimated value of R$238.7 million.

•      In October 2015, Braskem and Petrobras entered into a monthly basis agreement for the sale of Gasoline A to Petrobras.

We purchased raw materials from Petrobras and its subsidiaries of R$12,488.6 million in 2015 and sold products to Petrobras and its subsidiaries of R$1,620.3 million in 2015. We had accounts payable to Petrobras and its subsidiaries in an aggregate amount of R$1,400.5 million at 2015, and we had accounts receivable from Petrobras and its subsidiaries in an aggregate amount of R$141.6 million as of December 31, 2015.

BNDESPAR

In August 2010, BNDESPAR exercised its option to sell 60% of the RioPol shares that it held to Braskem for R$210.0 million. Payment for the shares acquired by Braskem will be made in three annual installments beginning in June 2015 and the amounts of each installment will be adjusted by the TJLP plus 2.5% per annum from June 2008 until the respective payment dates.

Other Related Party Transactions

In July 2015, we entered into an agreement for marketing through spot trading of oil/condensate to the RPR, with an estimated value of US$ 24 million.

In July 2015, quantiQ Distribuidora Ltda and Petrobras entered into an agreement with respect to the marketing of 30,000 cubic meters of aliphatic solvent, having an estimated value of R$72 million. This agreement expires in March 2017.

Our Jointly Controlled Companies and Associated Companies

Borealis Brasil S.A.

We sell polypropylene and polyethylene to Borealis in which we have a 20.0% interest. We recorded net sales to Borealis of R$134.5 million in 2015. We account for Borealis under the equity method of accounting. We had accounts receivable from Borealis of R$10.7 million as of December 31, 2015.

Refinaria de Petróleo Rio-grandense S.A.

We own directly 33.2% of the voting and total share capital of RPR. As of January 1, 2012, we have valued this investment using the equity method, which was proportionally consolidated prior to that date. We sell condensate to the Refinaria de Petróleo Rio-grandense S.A., or RPR, and purchase naphtha from RPR. In 2015, we recorded sales to RPR of R$222.1 million and purchases from RPR of R$29.7 million.

•      In March 2016, Braskem and Refinaria de Petróleo Rio-grandense entered into a monthly basis agreement for the sale of Gasoline A to RPR.

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

Tax Proceedings

We are engaged in several legal proceedings with Brazilian tax authorities for which we have established provisions in an aggregate amount of R$368.1 million as of December 31, 2015. In addition, there are currently certain legal proceedings pending in which we are involved for which we have not established provisions. If any of these legal proceedings were decided adversely to us, we do not believe that our results of operations, cash flows or financial condition would be materially and adversely affected.

IR/CSLL Tax Assessment Notices

In 2007, tax assessment notices were issued by the Federal Brazilian Revenue Service against Braskem Petroquímica claiming, among others unpaid income tax and CSLL in connection with foreign exchange variation in foreign subsidiary investment accounts in 2002. As of December 31, 2015, the amount in dispute of these claims was approximately R$139.1 million. We challenged these assessment notices in the administrative court because we believe that there are reasonable grounds on which we can successfully defend against these assessments. We believe that a loss in this claim is possible. As of December 31, 2015, we have established related provisions in the amount of R$48.3 million.

In 2013 and 2014, we received tax assessment notices from the Federal Brazilian Revenue Service claiming that the amortization of the goodwill recorded in 2001 and 2002 in connection with the purchase of shares of certain companies related to the formation of Braskem was not deductible for purposes of calculating our income tax and social contribution. The amount claimed is R$1.0 billion, including interest and fines. We challenged these assessment notices because we believe that these claims are based on a misinterpretation of both the applicable law and facts by the tax authorities and that the statute of limitations has expired. We believe that a loss in this claim is possible and as of December 31, 2015 have made no provision with respect to this claim.

In December 2013, we received tax assessment notices were from the Federal Brazilian Revenue Service claiming that the interest expenses and exchange variation losses recorded by Braskem relating to indebtedness of Ipiranga Petroquímica S.A. was not deductible for purposes of calculating our income tax and social contribution. The amount claimed is R$57.5 million. We challenged this assessment because we believe that the assumption of Ipiranga Petroquímica debt instruments had strong business purposes. We believe that a loss in this claim is possible and as of December 31, 2015, we have established related provisions in the amount of R$6.1 million.

In July 2014, we received a tax assessment notice from the Federal Brazilian Revenue Service claiming that the tax losses and social contribution negative tax base used to pay debts under the MP 470/2009 installments program were not included in the income tax and social contribution tax base in 2009. The amount claimed is R$427.8 million. We challenged these assessment notices because we believe that these claims are based on a misinterpretation of both the applicable law and facts by the tax authorities. We believe that a loss in this claim is possible and as of December 31, 2015 have made no provision with respect to this claim.

IOF Tax Assessment Notice

In November 2015, we received a tax assessment notice from the Federal Brazilian Revenue Service claiming that the advances for future capital increases and the transfers of financial resources under a cash pooling and current account agreement made by Quattor Participações S/A and Quattor Química S/A are subject to the Financial Operations Tax (IOF). The amount claimed is R$ 97 million. We challenged these assessment notices because we believe that these operations do not characterize as loans under Brazilian legislation and, as such, are not subject to IOF. We believe that a loss in this claim is possible and have made no provision with respect to this claim.

ICMS Tax Assessment Notice

From 1999 to 2015, the internal revenue department of the States of Bahia, Alagoas, São Paulo, Rio Grande do Sul and Rio de Janeiro issued tax assessment notices against Braskem claiming unpaid ICMS taxes in the amount of R$ 576 million, retrospectively revised by inflation and the benchmark rate, in connection with several alleged violations of certain provisions of the ICMS tax legislation, including, among others: (1) inappropriately claiming ICMS credits for the acquisition of goods that the internal revenue department considers for use and consumption; (2) inappropriately claiming ICMS credits for the acquisition of assets not related to production; (3) transfer of goods below the cost of production; (4) differences in stock of final products; (5) lack of evidence that the company exported goods; (6) failure to pay taxes on the sale of products subject to tax substitution and inappropriately claiming ICMS tax credits on the purchase of products subject to tax substitution; (6) failure to register invoices; and (7) unpaid ICMS taxes on charges for electricity transmission. We challenged these assessment notices in the administrative court because we believe that there are reasonable grounds on which we can successfully defend against these assessments. We believe that a loss in this claim is possible. As of December 31, 2015, we have not recognized any provision with respect thereto.

The reductions of the amount of ICMS in dispute, when compared to 2014, are due to payments made under tax amnesty programs and to final decisions rendered in favor of the company.

In 2009, tax assessment notices were issued by the internal revenue department of the State of São Paulo against Braskem Qpar claiming unpaid ICMS taxes and related fines in connection with several alleged violations of certain provisions of the ICMS tax legislation, including (1) inappropriately claiming ICMS credits for the acquisition of  “acrylonitrile” between February 2004 and January 2008, as the goods were sold by Acrinor Acrilonitrila do Nordeste S/A to exportation and as such no ICMS tax was levied; (2) issuance of invoices to storage without remittance of the goods to the storage company; and (3) failure to present documents to inspection. As of December 31, 2015, the amount in dispute of these claims was approximately R$282.6 million. The cases were closed in the administrative court. The case is under discussion in the Judiciary, where a preliminary order was issued in favor of the company. Due to the final decision in the administrative stage, we reassessed the chances of success in the Judiciary and increased the related provisions as of December 31, 2015 to R$195.3 million, which is the amount the company is expected to pay at the end of litigation.

PIS and COFINS Non-Cumulative Tax Assessment Notice

We received assessment notices from the federal internal revenue department alleging that we had inappropriately claimed certain PIS and COFINS credits in relation to: (1) wastewater treatment, (2) charges for electricity transmission, (3) freight related to the storage of finished goods and (4) credits claimed at inappropriate times, relating to the acquisition of fixed assets between 2006 and 2011. As of December 31, 2015, the amount in dispute of these claims was approximately R$817 million. We challenged these assessment notices in an administrative court because we believe that there are reasonable grounds on which we can successfully defend against these assessments. We believe that a loss on these claims is possible. As of December 31, 2015, we have not recognized any provision with respect thereto.

PIS and COFINS Tax Assessment Notice

Braskem Petroquímica is involved in several judicial and administrative proceedings related to the payment of PIS and COFINS, including (1) unpaid COFINS from March 1999 to December 2000, February 2001 to March 2002, May 2002 to July 2002 and during September 2002, (2) inappropriately claimed credits due to the additional 1% in the COFINS rate and PIS Decree-Law No. 2,445 and 2,449, and (3) undue compensation of PIS and COFINS debts with PIS credits (Decree-Laws nºs 2.445 e 2.449) which were considered to have expired by the tax authorities; and (4) an omission in the base revenue resulting from exchange gains earned due to successive reductions of our associated capital. As of December 31, 2015, the amount in dispute of these claims was approximately R$ 80.2 million. We challenged these assessment notices because we believe that there are reasonable grounds on which we can successfully defend against these assessments. We believe that a loss on these claims is possible. As of December 31, 2015, we have established related provisions in the amount of R$49.3 million.

In 2014, we received a tax assessment notice from the Federal Brazilian Revenue Service claiming that the tax losses and social contribution negative tax base used to pay debts under the MP 470/2009 installments program, as well as interest, fines exoneration afforded in installments of the MP 470/09 are taxable. The amount or PIS and COFINS claimed is R$1.4 billion. We challenged this assessment notice because we believe that these claims are based on a misinterpretation of both the applicable law and facts by the tax authorities. We believe that a loss in this claim is possible and as of December 31, 2015 have made no provision with respect to this claim.

We and our affiliates are involved in several other judicial and administrative proceedings related to the alleged undue compensation of PIS and COFINS debts with the following credits: (1) Corporate Income tax; (2) FINSOCIAL; (3) Tax on net profits; (4) PIS (Decree-Laws nos 2.445 and 2.449); (5) Cofins. The proceeding are also related to debts of COFINS levied on interest calculated on equity. As of December 31, 2015, the amounts in material disputes relating to PIS and COFINS was approximately R$238 million. The reduction of the amount in dispute when compared to 2014 is due to payments made under tax amnesty programs. We believe that a loss in this claim is possible. As of December 31, 2015, we have not recognized any provision with respect thereto.

Income Tax – SUDENE

        In 2015, the Company obtained grant in lawsuits claiming the reduction of 75% of IR on income from the following industrial units: (i) PVC and Cloro Soda, established in the state of Alagoas; and (ii) basic petrochemicals unit, PE (2), PVC and Cloro Soda units, all established in the city of Camaçari (BA). The third PE plant established in Camaçari and the second PVC plant established in Alagoas will have the benefit up to 2016 and 2019, respectively.

PRODESIN - ICMS

          The Company has ICMS tax incentives granted by the state of Alagoas, through the state of Alagoas Integrated Development Program – PRODESIN, which are aimed at implementing and expanding a plant in that state. This incentive is considered an offsetting entry to sales taxes. In 2015, the amount was R$71.6 (R$60.0 in 2014).

REIQ

         The Brazilian chemical and petrochemical sector enjoyed an important achievement in 2013. The Government, in response to one of the proposals elaborated by the Chemical Industry Competitiveness Council, approved the PIS and COFINS tax rates relief on raw material purchases by first and second generation producers, which serve various sectors of the economy. The measure aimed to restore some of the industry's competitiveness, which was weakened by factors related to infrastructure, productivity, feedstock and energy costs and the exchange rate that pressured the chemical industry’s trade deficit, according to ABIQUIM, which ended 2015 at US$25,5 billion. By 2015, the company had a tax rebate of 8.25% (PIS and COFINS) on the acquisition of petrochemical raw materials.

Other Tax Proceedings

In December 2013, we received a deficiency notice from the Brazilian federal tax authority claiming that the tax losses offset in the taxable year ended September 30, 2008 by Ipiranga Petroquímica S.A. (which merged with and into Braskem on September 30, 2008) were in excess of the limitation of 30% of the taxable profits of a given year, as imposed by Brazilian tax law. The amount under discussion is R$331 million, including interest and fines. We believe that the 30% limitation is not applicable in the event of the merger of the taxpayer and that the statute of limitations for this claim has expired. We intend to vigorously defend ourselves against this claim. We believe that chances of success are more likely than not and as of December 31, 2015 have made no provision with respect to this claim.

Labor Proceedings

Overtime Claims

In late September 2010, we received notice that a lawsuit had been commenced against our company by the Petrochemical Industry Workers’ Union of Triunfo (Sindicato dos Trabalhadores das Indústrias Petroquímicas de Triunfo) alleging that we had violated an agreement regarding payment of overtime at our Triunfo basic petrochemicals plant. The suit claims damages of R$338.0 million, retrospectively revised by inflation and the benchmark rate. We have presented our defense to the court and have received a favorable decision by the higher labor court, which the Petrochemical Industry Workers’ Union of Triunfo has appealed. We believe that the likelihood of loss in this suit is possible.

The Petrochemical Industry Workers’ Union of Triunfo filed similar claims in the second quarter of 2005 claiming overtime payment in the amount of R$840.0 million. The parties have entered into a settlement agreement on April 2015, pursuant to which Braskem paid R$48.0 million between June and December 2015, extinguishing to two claims. As of the date hereof, only one claim was pending of R$20.0 million.

Class Action Claim

In July of 2015, two putative class action lawsuits were filed in the United States District Court for the Southern District of New York against the company and certain of its current and former officers and directors.  The lawsuits were subsequently consolidated under the caption In re Braskem, S.A. Securities Litigation, No. 15-cv-5132 (the “Securities Action”).  On November 6, 2015, the lead plaintiff in the Securities Action filed a Consolidated Class Action Complaint, which asserts claims under Section 10(b) and Section 20(a) of the Securities Exchange Act of 1934, on behalf of a putative class of purchasers of the company’s ADRs from June 1, 2010 to March 11, 2015.  The complaint alleges that the defendants are liable for making misrepresentations and omissions that allegedly concealed a purported scheme by which the company allegedly made improper payments in order to receive favorable naphtha pricing from Petrobras. The company filed a motion to dismiss the complaint on December 21, 2015 and intends to defend against the litigation vigorously.

Employment and Occupational Health and Safety Proceedings

As of December 31, 2015, we were involved in approximately 642 employment and occupational health and safety proceedings. We have established a provision for these claims in an aggregate amount of R$158.7 million as of December 31, 2015. We do not believe that these proceedings will have a material adverse effect on our business, financial condition or operations.

Social Security

As of December 31, 2015, we were involved in several social security proceedings as to which the aggregate amount claimed was approximately R$152,5 million. We believe that our chance of loss is possible and therefore have not established a provision for these claims.

Other Proceedings

As of December 31, 2015, we were a defendant in two civil suits filed by a former caustic soda distributor, its controlling shareholder and a former transporter for breach of a caustic soda distribution agreement. The damages claimed in these suits totaled R$50 million as of December 31, 2015. These suits are pending and we believe that our chance of loss is possible in these suits.

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

The following table sets forth the dividends and/or interest attributable to shareholders’ equity paid to holders of our common shares, class “A” preferred shares and “class B” preferred shares since January 1, 2011 in reais and in U.S. dollars translated from reais at the commercial market selling rate in effect as of the payment date.

		Nominal Brazilian Currency per			US$ equivalent per
Year	Payment Date	Common shares	Class A Preferred Shares	Class B Preferred Shares	Common shares	Class A Preferred Shares	Class B Preferred Shares
2012	November 19, 2012	0.61	0.61	0.61	0.29	0.29	0.29
2014	April 23, 2014	0.61	0.61	0.61	0.27	0.27	0.27
2015	April 23, 2015	0.61	0.61	0.61	0.16	0.16	0.16

On April 6, 2016, our shareholders approved a dividend payment of R$1.26 per common share and R$2.51 per ADR with respect to the fiscal year 2015. The payment of dividends is expected to begin on April 15, 2016.

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

Legal Reserve Account

Under the Brazilian Corporation Law and our by-laws, we must allocate 5% of our net profits for each fiscal year to our legal reserve until the aggregate amount of our legal reserve equals 20% of our paid-in capital. However, we are not required to make any allocations to our legal reserve in a fiscal year in which our legal reserve, when added to our other reserves, exceeds 30% of our shareholders’ equity. As of December 31, 2015, we had a balance of R$230.0 million in our legal reserve account.

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

ITEM 9. THE OFFER AND LISTING

Markets for Our Equity Securities

The principal trading market for our common shares, class A preferred shares and class B preferred shares is the BM&FBOVESPA, where they are traded under the symbols “BRKM3,” “BRKM5” and “BRKM6,” respectively. Our common shares and class A preferred shares began trading on the BM&FBOVESPA on November 11, 1980, and our class B preferred shares began trading on the BM&FBOVESPA on August 19, 1983.

On December 21, 1998, ADSs representing our class A preferred shares began trading on the NYSE. Our ADSs are traded under the symbol “BAK.” On December 31, 2015, there were 14,184,083 ADSs outstanding, representing 26,398,166 class A preferred shares, or 8.3% of our outstanding class A preferred shares. Each ADS represents two class A preferred shares.

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

	BM&FBOVESPA		NYSE
	Closing Price per
	Class A Preferred Share		Closing Price per ADS
	High	Low	High	Low
	(in reais)		(in U.S. dollars)

2011	R$25.00	R$12.80	US$32.15	US$13.91
2012	16.60	10.48	18.58	10.54
2013	21.18	13.32	18.40	13.34
2014	20.61	13.73	17.41	12.30
2015	29.36	9.83	15.01	6.22
	BM&FBOVESPA		NYSE
	Closing Price per
	Class A Preferred Share		Closing Price per ADS
	High	Low	High	Low
	(in reais)		(in U.S. dollars)

2014
First Quarter	R$20.61	R$15.45	US$17.41	US$12.75
Second Quarter	17.59	14.09	15.72	12.85
Third Quarter	16.20	13.73	14.12	12.30
Fourth Quarter	19.45	16.06	15.44	12.42
2015
First Quarter	17.41	10.35	12.82	6.53
Second Quarter	14.97	10.46	10.03	6.66
Third Quarter	16.80	10.83	8.43	6.42
Fourth Quarter	29.36	17.45	15.01	8.72
2016
First Quarter	27.76	21.85	15.45	11.39

Most Recent Six Months
October 2015	R$21.78	R$17.45	US$11.15	US$8.72
November 2015	26.49	21.49	14.52	11.25
December 2015	29.36	25.61	15.01	13.10
January 2016	27.76	23.30	13.74	11.45
February 2016	25.85	22.90	13.06	11.39
March 2016	27.50	21.85	15.45	12.62
April 2016	25.49	21.04	14.47	12.25
May 2016 (through May 4)	24.36	23.80	14.00	13.32

_________________________________

Source: Economática Ltda/Bloomberg

On May 4, 2016, the closing sales price of:

•         our class A preferred shares on the BM&FBOVESPA was R$23.80 per share;

•         our class A preferred shares on the LATIBEX was €6.09 per share; and

•         the ADSs on the NYSE was US$13.32 per ADS.

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

ITEM 10. ADDITIONAL INFORMATION

General

As of May 5, 2016, we had outstanding share capital of R$8,043,222,080.50, equal to 797,265,248 total shares consisting of 451,668,652 common shares, 345,002,978 class A preferred shares and 593,618 class B preferred shares, including 1,234,758 class A preferred shares held in treasury. All of our share capital is fully paid. All of our shares are without par value. Under the Brazilian Corporation Law, the aggregate number of our non-voting and limited voting class A and class B preferred shares may not exceed two-thirds of our total outstanding share capital.

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

Share Capital

Under the Brazilian Corporation Law, the number of issued and outstanding non-voting shares or shares with limited voting rights, such as our class A preferred shares and class B preferred shares, may not exceed fifty percent of total outstanding share capital, however, our by-laws state that such amount shall not exceed two thirds of total outstanding share capital. Each of our common shares entitles its holder to one vote at our shareholders’ meetings. Holders of our common shares are not entitled to any preference in respect of our dividends or other distributions or otherwise in case of our liquidation. Our class A preferred shares and class B preferred shares are non-voting, except in limited circumstances, and have priority over our common shares in the case of our liquidation. See “—Voting Rights” for information regarding the voting rights of our preferred shares, “—Liquidation” for information regarding the liquidation preferences of our preferred shares, and “Item 8. Financial Information—Dividends and Dividend Policy—Calculation of Adjusted Net Profits” and “Item 8. Financial Information—Dividends and Dividend Policy—Dividend Preference of Preferred Shares” for information regarding the distribution preferences of our preferred shares.

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

Disclosures of Share Ownership

Brazilian regulations require that (1) each of our controlling shareholders, directly or indirectly, (2) shareholders who have elected members of our board of directors, and (3) any person or group of persons representing a person that has directly or indirectly acquired or sold an interest that exceeds upwards or downwards, the threshold of 5%, 10%, 15%, and so on, of the total number of our shares of any type or class to disclose its or their share ownership or divestment to the CVM and to the BM&FBOVESPA.

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

U.S. Federal Income Tax Considerations

The following is a discussion of the material U.S. federal income tax consequences that may be relevant with respect to the acquisition, ownership and disposition of our class A preferred shares or ADSs, which are evidenced by ADRs. This description addresses only the U.S. federal income tax considerations of U.S. holders (as defined below) that will hold class A preferred shares or ADSs as capital assets. This description does not address tax considerations applicable to holders that may be subject to special tax rules, such as banks, financial institutions, insurance companies, real estate investment trusts, grantor trusts, regulated investment companies, dealers or traders in securities or currencies, tax-exempt entities, pension funds, persons that received our class A preferred shares or ADSs pursuant to an exercise of employee stock options or rights or otherwise as compensation for the performance of services, persons that will hold our class A preferred shares or ADSs as a position in a “straddle” or as a part of a “hedging,” “conversion” or other risk reduction transaction for U.S. federal income tax purposes, persons that have a “functional currency” other than the U.S. dollar, persons that will own our class A preferred shares or ADSs through partnerships or other pass through entities, holders subject to the alternative minimum tax, certain former citizens or long-term residents of the United States or holders that own (or are deemed to own) 10% or more (by voting power) of our shares.

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

The gross amount of any dividend paid (which will include any amounts withheld in respect of Brazilian taxes) with respect to a class A preferred share or ADS will be subject to U.S. federal income taxation as foreign source dividend income, which may be relevant in calculating a U.S. holder’s foreign tax credit limitation. Subject to limitations under U.S. federal income tax law concerning credits or deductions for foreign taxes and certain exceptions for short-term and hedged positions, any Brazilian withholding tax will be treated as a foreign income tax eligible for credit against a U.S. holder’s U.S. federal income tax liability (or at a U.S. holder’s election, may be deducted in computing taxable income if the U.S. holder has elected to deduct all foreign income taxes for the taxable year). The limitation on foreign taxes eligible for the U.S. foreign tax credit is calculated separately with respect to specific “baskets” of income. For this purpose, the dividends should generally constitute “passive category income,” or in the case of certain U.S. holders, “general category income.” The rules with respect to foreign tax credits are complex, and U.S. holders are urged to consult their own tax advisors regarding the availability of the foreign tax credit under their particular circumstances.

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

Passive Foreign Investment Company Rules

A Non-U.S. corporation will be classified as a “passive foreign investment company,” or a PFIC, for U.S. federal income tax purposes in any taxable year in which, after applying certain look-through rules, either (1) at least 75 percent of its gross income is “passive income” or (2) at least 50 percent of the average value of its gross assets is attributable to assets that produce “passive income” or is held for the production of passive income. Passive income for this purpose generally includes dividends, interest, royalties, rents and gains from commodities and securities transactions.

Based on certain estimates of its gross income and gross assets and the nature of its business, our company believes that it will not be classified as a PFIC for its taxable year ending December 31, 2015. The company’s status in future years will depend on its assets and activities in those years. The company has no reason to believe that its assets or activities will change in a manner that would cause it to be classified as a PFIC for the taxable year ended December 31, 2015 or any future year, but there can be no assurance that the company will not be considered a PFIC for any taxable year. If we were a PFIC, a U.S. holder of class A preferred shares or ADSs generally would be subject to imputed interest charges and other disadvantageous tax treatment with respect to any gain from the sale or exchange of, and certain distributions with respect to, the shares or ADSs (including the loss of the potential reduced tax rate on certain dividends described above).

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

Copies of our annual report on Form 20-F and documents referred to in this annual report and our by-laws are available for inspection upon request at our headquarters at Rua Lemos Monteiro, 120 – 24° andar, Butantã—São Paulo—SP, CEP 05501-050, Brazil. Our filings are also available to the public through the internet at our website at www.braskem.com.br. The information included on our website or that might be accessed through our website is not included in this annual report and is not incorporated into this annual report by reference.

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

In order to mitigate the market risks to which we are exposed, we have used, and we may use, foreign currency, interest rate and commodity derivative instruments, as well as cash and receivables. As of December 31, 2015, we had non-deliverable forward, cross-currency and interest rate swaps with an aggregate notional amount of R$2,696 million in addition to R$5,127 million related to Project Ethylene XXI. These cross-currency and interest rate swaps match certain of our foreign currency-denominated debt obligations.

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

As of December 31, 2015, we had R$4,888.4 million in foreign currency-denominated cash, cash equivalents and financial investments, which may partially offset the effects of any depreciation of the real against the foreign currency on our ability to service our foreign currency-denominated debt to the extent of these foreign currency-denominated cash equivalents and other investments.

Interest Rate Risk

Our variable interest rate exposure is primarily subject to the variations of the LIBOR rate and, for real-denominated borrowings and short-term cash investments, variations of the TJLP rate and the CDI rate.

With respect to Brazilian interest rates:

•      the short-term domestic CDI rate increased to 14.14% per annum as of December 31, 2015 from 11.1% per annum as of December 31, 2014 and 9.8% per annum as of December 31, 2013; and

•      the TJLP increased to 7.0% per annum as of December 31, 2015 from 5.0% per annum as of December 31, 2014 and remained stable at 5.0% per annum as of December 31, 2013.

The table below provides information about our significant interest-rate sensitive instruments:

	Payment Schedule—Breakdown by Type of Interest Rate
	As of December 31, 2015
	Expected Maturity Date
	2016	2017	2018	2019	2020	Thereafter	Total	Fair Value(1)
	(in millions of reais, unless otherwise indicated)
Liabilities:
Loans and financings (excluding debentures):
Fixed rate, denominated in U.S. dollars	543,2	218,2	3.769,8	292,9	2.138,6	11.704,6	18.667,3	16.097,5
Average interest rate	4,6%	8,0%	7,4%	7,9%	7,1%	6,2%
Variable rate, denominated in U.S. dollars	251,2	192,4	731,1	1.441,8	90,2	157,0	2.863,6	2.863,6
Average interest rate (over LIBOR)	2,1%	1,9%	1,6%	1,7%	1,3%	1,1%
Ethylene XXI Project finance fixed rate, denominated in U.S. dollars	100,9	192,3	219,7	226,3	255,4	1.995,7	2.990,3	2.990,3
Average interest rate	4,9%	4,9%	4,9%	4,8%	4,8%	4,8%		0,0%
Ethylene XXI Project finance variable rate, denominated in U.S. dollars	226,3	518,8	642,8	667,1	788,8	6.616,5	9.460,3	9.460,3
Average interest rate	4,1%	4,0%	3,9%	3,9%	3,9%	4,0%		0,0%
Fixed rate, denominated in reais	467,0	574,6	191,9	160,0	107,6	186,6	1.687,7	1.687,7
Average interest rate	6,9%	7,0%	5,4%	5,6%	6,1%	6,7%
Variable rate, denominated in reais	611,8	517,2	401,4	309,0	173,5	54,3	2.067,3	2.067,3
Average interest rate (over TJLP)	2,9%	2,8%	2,8%	2,8%	2,7%	2,6%
Variable rate, denominated in reais	50,0	151,8	185,1	1.031,7	178,3	145,0	1.741,9	1.741,9
Average interest rate (over CDI)	107,6%	104,8%	105,4%	111,3%	105,6%	105,0%
Variable rate, denominated in reais	81,4	117,8	120,0	116,3	98,0	43,0	576,4	576,4
Average interest rate (over SELIC)	2,7%	2,6%	2,6%	2,6%	2,6%	2,4%
Total loans and financings	2.331,8	2.483,1	6.261,7	4.245,1	3.830,4	20.902,7	40.054,9	37.485,1

Assets:
Cash and cash equivalents and other instruments:							27.604,2	12.450,7
Fixed rate, denominated in foreign currency	4.888,4	-	-	-	-	-	4.888,4	4.888,4
Variable rate, denominated in reais	2.484,7	-	-	-	-	113,9	2.598,7	2.598,7
Total cash and cash equivalents and other investments	7.373,1	-	-	-	-	113,9	7.487,1	7.487,1

_________________________________

 (1)  Represents the net present value of the future cash flows from the obligations converted into reais at fair market value as of December 31, 2015.

In the event that the average interest rate applicable to our financial assets and debt in 2016 were 1% higher than the average interest rate in 2015, our financial income would increase by approximately R$74.9 million and our financial expenses would increase by approximately R$400.5 million.

Foreign Currency Exchange Rate Risk

Our liabilities that are exposed to foreign currency exchange rate risk are primarily denominated in U.S. dollars. To partially offset our risk of any devaluation of the real against the U.S. dollar, we currently maintain available liquid resources denominated in U.S. dollars and may enter into derivative contracts. Additionally, in order to provide a better representation of the actual exchange rate risk related to future exports, we designated part of our U.S. dollar-denominated liabilities as a hedging instrument, using the hedge accounting treatment on May 1, 2013. We borrow in the international markets to support our operations and investments; we are exposed to market risks from changes in foreign exchange rates and interest rates.

The table below provides information about our significant foreign currency exposures:

Payment Schedule—Breakdown by Currency
	As of December 31, 2015 Expected Maturity Date
	2016	2017	2018	2019	2020	Thereafter	Total	Fair Value(1)
	(in millions of reais)
Liabilities:
Loans, financings and trade payables:
Loans and financings denominated in U.S. dollars	1.121,6	1.121,7	5.363,4	2.628,1	3.273,0	20.473,8	33.981,6	31.411,8
Accounts payable denominated in U.S. dollars	8.488,5	-	-	-	-	-	8.488,5	8.488,5
Total loans, financings and trade payables	9.610,1	1.121,7	5.363,4	2.628,1	3.273,0	20.473,8	42.470,0	39.900,3
Assets:
Cash and cash equivalents and other investments denominated in foreign currency
Denominated in foreign currency	4.888,4	-	-	-	-	-	4.888,4	4.888,4
Total cash and cash equivalents and other investments	4.888,4	-	-	-	-	-	4.888,4	4.888,4
Hedge Accounting:
Hedge Accounting designated Exports	3.605,1	3.950,9	3.939,1	3.759,5	3.871,3	19.710,5	38.836,3	38.836,3

_________________________________

(1)     Represents the net present value of the future cash flows from the obligations converted into reais at fair market value as of December 31, 2015.

Our foreign currency exposures give rise to market risks associated with exchange rate movements of the real against the U.S. dollar. Foreign currency-denominated liabilities as of December 31, 2015 consisted primarily of U.S. dollar-denominated debt. Our U.S. dollar-denominated debt, including short-term debt and current portion of long-term debt, was R$31,411.8 million (US$8,044.4 million) as of December 31, 2015 and R$21,878.2 million (US$8,236.6 million) as of December 31, 2014. This foreign currency exposure is represented by debt in the form of notes, bonds, pre-export finance facilities and working capital loans. Our cash and funds available in U.S. dollars partially protect us against exposure arising from the U.S. dollar-denominated debt. Similarly, revenues from future sales and exports partially offset this foreign currency exposure for U.S. dollar-denominated debt, and we therefore adopted hedge accounting treatment to provide a better representation of our actual exposure.

In 2016, Braskem begins to recognize the exchange rate variation, held on “Other Comprehensive Income”, to the income statement, following the future sales and exports designation schedule (For further information, see note 16.3 of our consolidated financial statements elsewhere in this annual report).

In the event that the real were to devalue by 10% against the U.S. dollar during 2016 as compared to the real/U.S. dollar exchange rate as of December 31, 2015, our financial expenses indexed to the dollar in 2016 would increase by approximately R$3,398.2 million, and our financial income would increase by approximately R$488.8 million.

Commodity Prices

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

During the year ended December 31, 2015, we received from the depositary of our ADSs approximately US$800,000, which was used for general corporate purposes such as the payment of costs and expenses associated with (1) the preparation and distribution of proxy materials, (2) the preparation and distribution of marketing materials and (3) consulting and other services related to investor relations.

PART II

ITEM 13. DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

Not applicable.

ITEM 14. MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

Not applicable.

ITEM 15. CONTROLS AND PROCEDURES

Disclosure Controls and Procedures

The Company’s management, with the participation of the Chief Executive Officer and Chief Financial Officer, conducted an evaluation, pursuant to Rule 13a-15 promulgated under the Securities Act of 1934, as amended (the "Exchange Act"), of the effectiveness of our disclosure controls and procedures as of December 31, 2015. Based on this evaluation, the Chief Executive Officer and Chief Financial Officer concluded that the disclosure controls and procedures were effective as of December 31, 2015.

Disclosure controls and procedures means controls and other procedures that are designed to ensure that information required to be disclosed by us in the reports that we file or submit under the Exchange Act is recorded, processed, summarized and reported, within the time periods specified in the Commission's rules and forms, and that such information required to be disclosed by us in the reports that we file or submit under the Exchange Act is accumulated and communicated to our management, including our principal executive and principal financial officers, or persons performing similar functions, as appropriate to allow timely decisions regarding required disclosures."

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

Changes in Internal Control over Financial Reporting

There have been no changes in our internal control over financial reporting that occurred during the year ended December 31, 2015 that have materially affected or are reasonably likely to materially affect our internal control over financial reporting.

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

ITEM 16C. PRINCIPAL ACCOUNTANT FEES AND SERVICES

Audit and Non-Audit Fees

The following table sets forth the fees billed to us by our independent registered public accounting firm, PricewaterhouseCoopers Auditores Independentes, during the fiscal years ended December 31, 2015 and 2014.

	Year Ended December 31,
	2015	2014
	(in millions of reais)

Audit fees(1)	R$6.9	R$10.6
Audit-related fees	0.8	2.1
Tax fees(2)	2.8	0.6
All other fees	0.0	0.2
Total fees	R$10.5	R$13.5

_________________________________

(1)   Audit fees consist of the aggregate fees billed by PricewaterhouseCoopers Auditores Independentes in connection with the audit of our annual financial statements, interim audits, issuance of comfort letters, procedures as related to audit of income tax provisions and related reserves in connection with the audit and review of financial statements and review of documents filed with the SEC.

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

ITEM 16E. PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

On August 13, 2012, our board of directors authorized a share repurchase program under which we are authorized to repurchase up to 13,376,161 “class A” preferred shares at market prices over the BM&FBOVESPA at any time and from time to time prior to August 28, 2013. In 2012, we repurchased 262,300 shares under this program. In 2013 and 2014, we did not repurchase any shares.

On February 11, 2015, Braskem’s Board of Directors approved the fifth program for the repurchase of shares effective for the period between February 19, 2015 and February 19, 2016, through which the Company may acquire up 3,500,000 “class A” preferred shares at market price.

In April 20, 2015, we had repurchased 80,000 “class A” preferred shares for an aggregate of R$0.9 million.

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

Significant Differences

The significant differences between Braskem’s corporate governance practices and the NYSE’s corporate governance standards are mainly due to the differences between the U.S. and Brazilian legal systems. Braskem must comply with the corporate governance standards set forth under the Brazilian Corporation Law, the rules of the CVM and the applicable rules of the BM&FBOVESPA, as well as those set forth in Braskem’s by-laws.

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

Braskem is not required under Brazilian law to have, and accordingly does not have, a nominating/corporate governance committee. Currently, all of Braskem’s directors are nominated by certain of its shareholders, including Odebrecht, pursuant to shareholders agreements and Braskem’s by-laws.

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
2.01

Amended and Restated Deposit Agreement, dated as of March 3, 2008, among Braskem S.A., JP Morgan Chase Bank, N.A. and all Owners and holders from time to time of American Depositary Shares issued thereunder (incorporated by reference to Exhibit 1 to Form F-6 of Braskem S.A. filed on August 12, 2013).

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

4.04

Naphtha Purchase Agreement, dated as of December 23, 2015, between Petróleo Brasileiro S.A. - Petrobras and Braskem S.A. (English translation). (*Confidential treatment has been requested for certain portions omitted from this exhibit pursuant to Rule 24b-2 under the Securities Exchange Act of 1934, as amended. Confidential portions of this Exhibit have been separately filed with the Securities and Exchange Commission.)

8.01	List of subsidiaries (incorporated by reference to note 2.1(a) to our audited consolidated financial statements included elsewhere in this annual report).
12.01	Certification of Principal Executive Officer dated May 5, 2016 pursuant to Exchange Act Rules 13a-15(e) and 15d-15(e).
12.02	Certification of Principal Financial Officer dated May 5, 2016 pursuant to Rules 13a-15(e) and 15d-15(e).
13.01

Certifications of Principal Executive Officer and Principal Financial Officer dated May 5, 2016 pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

15.01	Consent letter of Independent Registered Public Accounting Firm
99.01	Disclosure of Mine Safety and Health Administration Safety Data.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

May 5, 2016

BRASKEM S.A.

By /s/ Fernando Musa

Name: Fernando Musa

Title:   Chief Executive Officer

INDEX TO EXHIBITS

Exhibit Number	Exhibit

1.01	By-laws, as amended (English translation).
4.04

Naphtha Purchase Agreement, dated as of December 23, 2015, between Petróleo Brasileiro S.A. - Petrobras and Braskem S.A. (English translation). (*Confidential treatment has been requested for certain portions omitted from this exhibit pursuant to Rule 24b-2 under the Securities Exchange Act of 1934, as amended. Confidential portions of this Exhibit have been separately filed with the Securities and Exchange Commission.)

12.01	Certification of Principal Executive Officer dated May 5, 2016pursuant to Exchange Act Rules 13a-15(e) and 15d-15(e).
12.02	Certification of Principal Financial Officer dated May 5, 2016 pursuant to Rules 13a-15(e) and 15d-15(e).
13.01

Certifications of Principal Executive Officer and Principal Financial Officer dated May 5, 2016 pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

15.01	Consent letter of Independent Registered Public Accounting Firm.
99.01	Disclosure of Mine Safety and Health Administration Safety Data.

PRESENTATION OF FINANCIAL STATEMENTS

(a)  Management´s report on internal controls over financial reporting

Report of Independent Registered

Public Accounting Firm

To the Board of Directors and Shareholders of

Braskem  S.A.

In our opinion, the accompanying consolidated balance sheets and the related consolidated statement of operations, comprehensive income, of shareholders’ equity and of cash flows present fairly, in all material respects, the financial position of  Braskem S.A and its subsidiaries at December 31,2015 and 2014, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2015 in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board. Also in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31,2015, based on criteria established in Internal Control - Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). The Company's management is responsible for these financial statements, for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying “Management’s Report on Internal Control over Financial Reporting.  Our responsibility is to express opinions on these financial statements and on the Company's internal control over financial reporting based on our integrated audits.

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

/s/PricewaterhouseCoopers

Auditores Independentes

Salvador, Brazil, February 17, 2016

Braskem S.A.

Balance sheet at December 31

All amounts in thousands of reais

Assets	Note	2015	2014

Current assets
Cash and cash equivalents	5	7,439,723	3,993,359
Financial investments	6	1,172	89,729
Trade accounts receivable	7	2,735,144	2,692,612
Inventories	8	5,517,206	5,368,146
Taxes recoverable	10	1,272,004	2,129,837
Dividends and interest on capital		1,998
Prepaid expenses		166,170	99,469
Related parties	9	10,507	66,616
Derivatives operations	16.2	53,662	33,555
Other receivables		300,901	287,876

		17,498,487	14,761,199

Non-current assets
Financial investments	6	46,193	42,494
Trade accounts receivable	7	19,822	25,050
Advances to suppliers	8	135,046	68,988
Taxes recoverable	10	1,304,056	1,045,428
Deferred income tax and social contribution	19	3,226,507	870,206
Judicial deposits		277,093	230,945
Related parties	9	144,633	138,501
Insurance claims		63,199	143,932
Derivatives operations	16.2	12,280	39,350
Other receivables		298,057	91,905
Investments in subsidiaries and jointly-controlled investments	11	82,290	120,024
Other investments		4,064	6,511
Property, plant and equipment	12	33,961,963	29,001,490
Intangible assets	13	2,887,604	2,835,728

		42,462,807	34,660,552

Total assets		59,961,294	49,421,751

The Management notes are an integral part of the financial statements.

Braskem S.A. Balance sheet at December 31 All amounts in thousands of reais	Continued

Liabilities and shareholders' equity	Note	2015	2014

Current liabilities
Trade payables		11,698,695	10,852,410
Borrowings	14	1,968,540	1,418,542
Project finance	15	302,266	26,462
Derivatives operations	16.2	57,760	95,626
Payroll and related charges		605,059	533,373
Taxes payable	17	744,660	203,392
Dividends		753,668	215,888
Advances from customers		119,680	99,750
Sundry provisions	20	93,942	88,547
Post-employment benefits	21		336,357
Other payables	22	337,959	212,945

		16,682,229	14,083,292

Non-current liabilities
Trade payables		57,148
Borrowings	14	25,370,260	18,918,021
Project finance	15	11,975,167	7,551,033
Derivatives operations	16.2	1,184,741	594,383
Taxes payable	17	26,716	30,699
Ethylene XXI Project Loan	18	1,538,784	792,188
Deferred income tax and social contribution	19	731,241	603,490
Post-employment benefits	21	154,707	69,176
Advances from customers		31,116	88,402
Sundry provisions	20	653,972	505,677
Other payables	22	217,502	291,040

		41,941,354	29,444,109

Shareholders' equity	24
Capital		8,043,222	8,043,222
Capital reserve		232,430	232,430
Revenue reserves		2,882,019	736,180
Other comprehensive income		(9,085,256)	(2,924,057)
Treasury shares		(49,819)	(48,892)

Total attributable to the Company's shareholders		2,022,596	6,038,883

Non-controlling interest in Braskem Idesa		(684,885)	(144,533)

		1,337,711	5,894,350

Total liabilities and shareholders' equity		59,961,294	49,421,751

The Management notes are an integral part of the financial statements.

Braskem S.A.

Statement of operations

Years ended December 31

All amounts in thousands of reais, except earnings per share

	Note	2015	2014	2013

Net sales revenue	26	47,282,996	46,031,389	40,969,490
Cost of products sold		(36,902,086)	(40,057,341)	(35,820,761)

Gross profit		10,380,910	5,974,048	5,148,729

Income (expenses)
Selling and distribution		(1,122,012)	(1,155,800)	(1,000,749)
General and administrative		(1,325,342)	(1,210,124)	(1,077,934)
Research and development		(176,431)	(138,441)	(115,812)
Results from equity investments	11(c)	2,219	3,929	(3,223)
Other operating income (expenses), net	28	(707,153)	95,596	(211,090)

Operating profit		7,052,191	3,569,208	2,739,921

Financial results	29
Financial expenses		(4,193,533)	(2,745,864)	(2,549,111)
Financial income		1,701,027	355,221	773,138

		(2,492,506)	(2,390,643)	(1,775,973)

Profit before income tax and social contribution		4,559,685	1,178,565	963,948

Current and deferred income tax and social contribution	19	(1,660,905)	(452,264)	(456,910)
		(1,660,905)	(452,264)	(456,910)

Profit for the year		2,898,780	726,301	507,038

Attributable to:
Company's shareholders		3,140,311	864,064	509,697
Non-controlling interest in Braskem Idesa		(241,531)	(137,763)	(2,659)

Profit for the year		2,898,780	726,301	507,038

The Management notes are an integral part of the financial statements.

Braskem S.A. Statement of comprehensive income Years ended December 31 All amounts in thousands of reais	Continued

	Note	2015	2014	2013

Profit for the year		2,898,780	726,301	507,038

Other comprehensive income or loss:
Items that will be reclassified subsequently to profit or loss
Fair value of cash flow hedge		(686,991)	(352,700)	(127,520)
Income tax and social contribution		228,415	116,532	40,120
Fair value of cash flow hedge from jointly-controlled		2,295
		(456,281)	(236,168)	(87,400)

Exchange variation of foreign sales hedge - Parent company	16.3(a.i)	(8,437,079)	(2,119,069)	(2,303,540)
Income tax and social contribution on exchange variation - Parent company		2,868,607	720,483	783,204
Exchange variation of foreign sales hedge - Braskem Idesa	16.3(a.ii)	(1,589,544)	(656,783)
Income tax on exchange variation - Braskem Idesa		476,518	197,035
		(6,681,498)	(1,858,334)	(1,520,336)

Foreign subsidiaries currency translation adjustment		644,308	147,453	221,270

Total		(6,493,471)	(1,947,049)	(1,386,466)

Items that will not be reclassified to profit or loss
Defined benefit plan actuarial (loss) gain		(849)		169

Total		(849)		169

Total comprehensive loss for the year		(3,595,540)	(1,220,748)	(879,259)

Attributable to:
Company's shareholders		(2,992,686)	(939,099)	(890,241)
Non-controlling interest in Braskem Idesa		(602,854)	(281,649)	10,982

Total comprehensive loss for the year		(3,595,540)	(1,220,748)	(879,259)

		Basic and diluted
	Note	2015	2014	2013
Profit per share attributable to the shareholders of the Company
at the end of the year (R$)	25
Earnings per share - common		3.9474	1.0857	0.6403
Earnings per share - preferred shares class "A"		3.9474	1.0857	0.6403
Earnings per share - preferred shares class "B"		0.6065	0.6062	0.6062

The Management notes are an integral part of the financial statements.

Braskem S.A.

Statement of changes in equity

All amounts in thousands of reais

	Attributed to shareholders' interest
			Revenue reserves						Total
					Additional	Other			Braskem	Non-controlling	Total
		Capital	Legal	Retention	dividends	comprehensive	Treasury	Retained	shareholders'	interest in	shareholders'
	Capital	reserve	reserve	of profits	proposed	income	shares	earnings	interest	Braskem Idesa	equity
At December 31, 2012	8,043,222	797,979				337,411	(48,892)	(565,549)	8,564,171	87,813	8,651,984

Comprehensive income for the year:
Profit for the year								509,697	509,697	(2,659)	507,038
Exchange variation of foreign sales hedge, net of taxes						(1,520,336)			(1,520,336)		(1,520,336)
Fair value of cash flow hedge, net of taxes						(85,020)			(85,020)	(2,380)	(87,400)
Foreign currency translation adjustment						205,249			205,249	16,021	221,270
						(1,400,107)		509,697	(890,410)	10,982	(879,428)

Equity valuation adjustments
Realization of deemed cost of jointly-controlled investment, net of taxes						(27,236)		27,236
Realization of additional property, plant and equipment price-level restatement, net of taxes						(967)		967
Actuarial gain with post-employment benefits, net of taxes						169			169		169
						(28,034)		28,203	169		169

Contributions and distributions to shareholders:
Absorption of losses		(565,549)						565,549
Capital loss from non-controlling interest in Braskem Idesa										38,321	38,321
Loss on interest in subsidiary						(1,961)			(1,961)		(1,961)
Legal reserve			26,895					(26,895)
Mandatory minimum dividends								(127,751)	(127,751)		(127,751)
Additional dividends proposed					354,842			(354,842)
Retained earnings				28,412				(28,412)
		(565,549)	26,895	28,412	354,842	(1,961)		27,649	(129,712)	38,321	(91,391)

At December 31, 2013	8,043,222	232,430	26,895	28,412	354,842	(1,092,691)	(48,892)		7,544,218	137,116	7,681,334

Comprehensive income for the year:
Profit for the year								864,064	864,064	(137,763)	726,301
Exchange variation of foreign sales hedge, net of taxes						(1,743,396)			(1,743,396)	(114,938)	(1,858,334)
Fair value of cash flow hedge, net of taxes						(204,647)			(204,647)	(31,521)	(236,168)
Foreign currency translation adjustment						144,880			144,880	2,573	147,453
						(1,803,163)		864,064	(939,099)	(281,649)	(1,220,748)

Equity valuation adjustments
Realization of additional property, plant and equipment price-level restatement, net of taxes						(27,238)		27,238
Realization of deemed cost of jointly-controlled investment, net of taxes						(965)		965
						(28,203)		28,203

Contributions and distributions to shareholders:
Prescribed dividends								682	682		682
Additional dividends approved by the General Meeting					(354,842)				(354,842)		(354,842)
Legal reserve			44,647					(44,647)
Mandatory minimum dividends								(212,076)	(212,076)		(212,076)
Additional dividends proposed					270,517			(270,517)
Retained earnings				365,709				(365,709)
			44,647	365,709	(84,325)			(892,267)	(566,236)		(566,236)

At December 31, 2014	8,043,222	232,430	71,542	394,121	270,517	(2,924,057)	(48,892)		6,038,883	(144,533)	5,894,350

The Management notes are an integral part of the financial statements.

Braskem S.A. Statement of changes in equity All amounts in thousands of reais	Continued

		Attributed to shareholders' interest
				Revenue reserves						Total
						Additional	Other			Braskem	Non-controlling	Total
			Capital	Legal	Retention	dividends	comprehensive	Treasury	Retained	shareholders'	interest in	shareholders'
	Note	Capital	reserve	reserve	of profits	proposed	income	shares	earnings	interest	Braskem Idesa	equity
At December 31, 2014		8,043,222	232,430	71,542	394,121	270,517	(2,924,057)	(48,892)		6,038,883	(144,533)	5,894,350

Comprehensive income for the year:
Profit for the year									3,140,311	3,140,311	(241,531)	2,898,780
Exchange variation of foreign sales hedge, net of taxes							(6,403,241)			(6,403,241)	(278,257)	(6,681,498)
Fair value of cash flow hedge, net of taxes							(438,629)			(438,629)	(17,652)	(456,281)
Foreign currency translation adjustment							709,722			709,722	(65,414)	644,308
							(6,132,148)		3,140,311	(2,991,837)	(602,854)	(3,594,691)

Equity valuation adjustments
Realization of additional property, plant and equipment price-level restatement, net of taxes							(27,236)		27,236
Realization of deemed cost of jointly-controlled investment, net of taxes							(966)		966
Actuarial loss with post-employment benefits, net of taxes							(849)			(849)		(849)
							(29,051)		28,202	(849)		(849)

Contributions and distributions to shareholders:
Capital increase											62,502	62,502
Repurchase of treasury shares	24(b)							(927)		(927)		(927)
Prescribed dividends									479	479		479
Additional dividends approved by the General Meeting						(270,517)				(270,517)		(270,517)
Legal reserve	24(f.1)			158,450					(158,450)
Proposed dividends	24(f.1)					247,364			(1,000,000)	(752,636)		(752,636)
Retained earnings	24(f.1)				2,010,542				(2,010,542)
				158,450	2,010,542	(23,153)		(927)	(3,168,513)	(1,023,601)	62,502	(961,099)

At December 31, 2015		8,043,222	232,430	229,992	2,404,663	247,364	(9,085,256)	(49,819)		2,022,596	(684,885)	1,337,711

The Management notes are an integral part of the financial statements.

Braskem S.A.

Statement of cash flows

Years ended December 31

All amounts in thousands of reais

		Note	2015	2014	2013

Profit before income tax and social contribution			4,559,685	1,178,565	963,948

Adjustments for reconciliation of profit
Depreciation, amortization and depletion			2,114,929	2,056,362	2,056,088
Results from equity investments		11(c)	(2,219)	(3,929)	3,223
Interest and monetary and exchange variations, net			3,249,558	1,560,734	979,242
Gain from divestment in subsidiary		28		(277,338)
Other			130,758	9,805	9,175

			10,052,711	4,524,199	4,011,676

Changes in operating working capital
Held-for-trading financial investments			118,929	(19,057)	97,693
Trade accounts receivable			(38,586)	144,087	(492,851)
Inventories			(161,419)	(270,351)	(927,435)
Taxes recoverable			831,507	486,082	(448,378)
Prepaid expenses			(66,701)	(36,472)	(8,915)
Other receivables			(132,865)	27,832	(27,019)
Trade payables			(2,205,683)	(419,476)	742,649
Taxes payable			221,371	(539,262)	(127,443)
Advances from customers			(37,356)	(261,886)	6,344
Sundry provisions			153,690	38,674	139,858
Other payables			708,267	677,071	307,603

Cash from operations			9,443,865	4,351,441	3,273,782

Interest paid			(1,034,811)	(356,333)	(710,297)
Project finance - transactions costs paid			(51,355)	(65,098)	(50,866)
Income tax and social contribution paid			(232,302)	(138,144)	(54,828)

Net cash generated by operating activities			8,125,397	3,791,866	2,457,791

Proceeds from the sale of fixed assets			1,282	10,646	2,576
Proceeds from the sale of investments		1(a)		315,000	689,868
Cash effect of discontinued operations					9,985
Acquisitions of investments in subsidiaries and associates				(55)	(86)
Acquisitions to property, plant and equipment	(i)	12(a)	(4,057,123)	(5,301,778)	(5,656,440)
Acquisitions of intangible assets		13	(20,106)	(30,269)	(25,748)
Held-for-maturity financial investments			2,441	29,380	25,645

Net cash used in investing activities			(4,073,506)	(4,977,076)	(4,954,200)

Short-term and long-term debt
Obtained borrowings			5,481,546	6,174,678	6,317,022
Payments of borrowings			(6,087,217)	(6,692,638)	(7,300,718)
Project finance		15
Obtained funds			1,501,939	1,894,507	4,562,343
Payments			(510,715)
Non-controlling interests in Braskem Idesa					35,628
Dividends paid			(482,117)	(482,147)	(35)
Repurchase of treasury shares			(927)

Net cash provided by (used in) financing activities			(97,491)	894,400	3,614,240

Exchange variation on cash of foreign subsidiaries			(508,036)	(51,690)	(69,594)

Increase (decrease) in cash and cash equivalents			3,446,364	(342,500)	1,048,237

Represented by
Cash and cash equivalents at the beginning for the year			3,993,359	4,335,859	3,287,622
Cash and cash equivalents at the end for the year			7,439,723	3,993,359	4,335,859

Increase (decrease) in cash and cash equivalents			3,446,364	(342,500)	1,048,237

(i) Includes capitalized financial charges paid: 2015 - R$786,063 (2014 - R$623,162 and 2013 - R$362,528).

The Management notes are an integral part of the financial statements.

Braskem S.A.

Notes to the financial statements

at December 31, 2015

All amounts in thousands, except as otherwise stated

1                    Operations

Braskem S.A. together with its subsidiaries (hereinafter “Braskem or “Company”) is a public company headquartered in the city of Camaçari, Bahia (“BA”), which jointly with its subsidiaries, operates 36 industrial units, 29 of which in the Brazilian states of Alagoas (“AL”), Bahia (“BA”), Rio de Janeiro (“RJ”), Rio Grande do Sul (“RS”) and São Paulo (“SP”), five are located in the United States, in the states of Pennsylvania, Texas and West Virginia and two are located in Germany, in the cities of Wesseling and Schkopau. These units produce thermoplastic resins – polyethylene (“PE”), polypropylene (“PP”) and polyvinyl chloride (“PVC”), as well as basic petrochemicals.

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

(a)               Significant corporate and operating events impacting these financial statements

On December 31, 2013, the Company entered into a share sales agreement with Odebrecht Ambiental (“OA”), through which it sold its interest in the subsidiary Distribuidora de Águas Triunfo S.A. (“DAT”) for R$315,000. On February 3, 2014, the Extraordinary Shareholders’ Meeting of DAT approved the change in its management and consequently the transfer of the management of its operations to OA, upon the recognition of a gain (“Other operating income (expenses), net”) of R$277,338.

(b)               Naphtha agreement with Petrobras

On December 23, 2015, Braskem and Petrobras entered into a new agreement for the annual supply of 7 million tons of petrochemical naphtha for five years as of December 23, 2015 (Note 9).

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

The issue of these financial statements was authorized by the Executive Director on February 16, 2016.

Braskem S.A.

Notes to the financial statements

at December 31, 2015

All amounts in thousands, except as otherwise stated

2.1.1        Consolidated financial statements

The consolidated financial statements were prepared and presented in accordance with the International Financial Reporting Standards “IFRS” issued by the International Accounting Standards Board “IASB”.

All the financial statements’ relevant information are properly supported and correspond to the information used by Management in the Company’s management.

(a)               Consolidation

The consolidated financial statements comprise the financial statements of the Braskem S.A. and the following entities:

		Total and voting interest - %

		Headquarters	2015	2014	2013
Direct and Indirect subsidiaries
Alclor Química de Alagoas Ltda ("Alclor")		Brazil	100.00	100.00	100.00
Braskem America Finance Company ("Braskem America Finance")		USA	100.00	100.00	100.00
Braskem America, Inc. (“Braskem America”)		USA	100.00	100.00	100.00
Braskem Argentina S.A. (“Braskem Argentina”)		Argentina	100.00	100.00	100.00
Braskem International GmbH ("Braskem Austria")		Austria	100.00	100.00	100.00
Braskem Austria Finance GmbH ("Braskem Austria Finance")		Austria	100.00	100.00	100.00
Braskem Chile Ltda. ("Braskem Chile")	(i)	Chile			100.00
Braskem Europe GmbH ("Braskem Alemanha")		Germany	100.00	100.00	100.00
Braskem Finance Limited (“Braskem Finance”)		Cayman Islands	100.00	100.00	100.00
Braskem Idesa		Mexico	75.00	75.00	75.00
Braskem Idesa Servicios S.A. de CV ("Braskem Idesa Serviços")		Mexico	75.00	75.00	75.00
Braskem Importação e Exportação Ltda. ("Braskem Importação")	(ii)	Brazil		100.00	100.00
Braskem Incoporated Limited ("Braskem Inc")		Cayman Islands	100.00	100.00	100.00
Braskem Mexico Proyectos S.A. de C.V. SOFOM ("Braskem México Sofom")		Mexico	100.00
Braskem Mexico, S. de RL de CV ("Braskem México")		Mexico	100.00	100.00	100.00
Braskem Mexico Servicios S. RL de CV ("Braskem México Serviços")		Mexico	100.00	100.00	100.00
Braskem Holanda		Netherlands	100.00	100.00	100.00
Braskem Netherlands Finance B.V. (“Braskem Holanda Finance”)		Netherlands	100.00
Braskem Netherlands Inc. B.V. (“Braskem Holanda Inc”)		Netherlands	100.00
Braskem Participações S.A. ("Braskem Participações")	(ii)	Brazil		100.00	100.00
Braskem Petroquímica Chile Ltda. (“Petroquímica Chile”)		Chile	100.00	100.00	100.00
Braskem Petroquímica Ibérica, S.L. ("Braskem Espanha")	(iii)	Spain		100.00	100.00
Braskem Petroquímica Ltda. ("Braskem Petroquímica")		Brazil	100.00	100.00	100.00
Braskem Qpar S.A. ("Braskem Qpar")	(i)	Brazil			100.00
Quantiq Distribuidora Ltda. ("Quantiq")		Brazil	100.00	100.00	100.00
IQAG Armazéns Gerais Ltda. ("IQAG")		Brazil	100.00	100.00	100.00
Lantana Trading Co. Inc. (“Lantana”)		Bahamas	100.00	100.00	100.00
Norfolk Trading S.A. (“Norfolk”)	(iv)	Uruguay		100.00	100.00
Politeno Empreendimentos Ltda. (“Politeno Empreendimentos”)	(ii)	Brazil		100.00	100.00

Specific Purpose Entity ("SPE")
Fundo de Investimento Multimercado Crédito Privado Sol (“FIM Sol”)		Brazil	100.00	100.00	100.00
Fundo de Investimento Caixa Júpiter Multimercado Crédito Privado Longo Prazo ("FIM Júpiter")		Brazil	100.00	100.00	100.00

(i) Merged in December 2014.
(ii) Merged in February 2015.
(iii) Dissolved in September 2015.
(iv) Dissolved in March 2015.

Braskem S.A.

Notes to the financial statements

at December 31, 2015

All amounts in thousands, except as otherwise stated

2.2              Foreign currency translation

(a)               Functional and presentation currency

The functional and presentation currency of the Company is the real.

(b)               Functional currency other than the Brazilian real

Some subsidiaries have a different functional currency from that of the Braskem S.A., as follows:

Functional currency

Subsidiaries
Braskem Alemanha, Braskem Austria e Braskem Austria Finance		Euro
Braskem America, Braskem America Finance, Braskem Holanda Finance, Braskem Holanda Inc e Braskem México Sofom		U.S.dollar
Braskem Holanda	(i)	U.S.dollar
Braskem Idesa , Braskem Idesa Serviços, Braskem México e Braskem México Serviços	(ii)	Mexican peso

(i)                   Two events determined the change of the functional currency of the subsidiary Braskem Holanda from Brazilian real to U.S. dollar as of 2015. The first was the definition of Braskem Holanda as the party responsible for the purchase and sale of naphtha and basic petrochemicals produced by Braskem in the export markets, which is fully made in U.S. dollar, with its own administrative and commercial structure. The second event was the creation of two wholly-owned subsidiaries of Braskem Holanda to raise funds in the international financial market and transfer these funds to the Braskem S.A. and its subsidiaries in Brazil and abroad. These financial transactions are conducted in U.S. dollar. Thus, Management decided to change prospectively the functional currency of Braskem Holanda as of January 1, 2015. Assets, liabilities, capital and other items comprising the shareholders’ equity of Braskem Holanda whose functional currency was the Brazilian real on December 31, 2014 were converted into U.S. dollar at a fixed exchange rate of US$1 to R$2.6562 on December 31, 2014.

(ii)                 Braskem Idesa will go operational in 2016. Due to the impact of this operation on the local market, the Management will evaluate during this first year of operation if the Mexican peso should, in fact, continue to be the functional currency of this subsidiary.

The other subsidiaries adopt the Brazilian real as functional currency.

(c)               Exchange variation effects

The main effects from exchange variation that impacted these financial statements are shown below:

	End of period rate at December 31			Average rate
	2015	2014	Variation	2015	2014	2013	Variation
U.S. dollar - Brazilizan real	3.9048	2.6562	47.01%	3.3387	2.3547	2.1605	41.79%
U.S. dollar - Mexican peso	17.3700	14.7180	18.02%	15.8846	13.3113	12.7692	19.33%
U.S. dollar - Euro	0.9187	0.8231	11.61%	0.9019	0.7545	0.7532	19.55%

2.3              New or revised pronouncements that are not yet effective

IFRS 9 – “Financial instruments” – this pronouncement was issued by IASB in July 2014 to address the classification and measurement, impairment and hedge accounting, all in a single document. The main amendment refers to the change in the calculation and disclosure methodology of the allowance for doubtful accounts due to the adoption of the concept of provision for expected loss instead of incurred loss. In addition, the Company will evaluate if its receivables have a significant financial component and therefore define whether the simplified or general method to calculate the provision will be adopted. This standard should be adopted as from 2018.

Braskem S.A.

Notes to the financial statements

at December 31, 2015

All amounts in thousands, except as otherwise stated

IFRS 15 – “Revenue from contracts with customers” – this pronouncement was issued by IASB in May 2014 and addresses the recognition of revenue from contracts with customers. The Company assessed its contracts and, considering the changes to the standard, concluded that it is not expected to materially impact its financial statements. This standard will be adopted as from January 2018.

IFRS 16 – “Leases” – the new standard requires lessees to recognize the liability of the future payments and the right of use of the leased asset for virtually all lease contracts, including operating leases. This standard will be adopted as from January 2019. Management is yet to assess IFRS 16's full impact.

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

In order to provide an understanding of the way the Company forms its judgments on future events, the variables and assumptions used in critical estimates are presented below:

3.1              Deferred income tax and social contribution

The recognition and the amount of deferred taxes assets depend on the generation of future taxable income, which requires the use of an estimate related to the Company’s future performance. These estimates are included in the business plan, which is annually submitted to the Board of Directors for approval. This plan is prepared by the Executive Board using as main variables the price of the products manufactured by the Company, price of inputs, gross domestic product, exchange variation, interest rate, inflation rate and fluctuations in the supply and demand of inputs and finished products. These variables are obtained from expert external consultants, historical performance of the Company and its capacity to generate taxable income, internal programs focused on operational efficiency, and specific incentives from the Brazilian government for the petrochemical sector in Brazil.

3.2              Fair value of derivative and non-derivative financial instruments

The Company evaluates the derivative financial instruments at their fair value and the main sources of information are the stock exchanges, commodities and futures markets, disclosures of the Central Bank of Brazil and quotation services like Bloomberg and Reuters. Nevertheless, the high volatility of the foreign exchange and interest rate markets in Brazil has been causing significant changes in future rates and interest rates over short periods of time, leading to significant changes in the market value of swaps and other financial instruments.

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

Braskem S.A.

Notes to the financial statements

at December 31, 2015

All amounts in thousands, except as otherwise stated

3.3              Useful life of assets

The Company recognizes the depreciation and depletion of its long-lived assets based on their useful life estimated by independent appraisers and approved by the Company’s technicians taking into consideration the experience of these professionals in the management of Braskem’s plants. The useful lives initially established by independent appraisers are normally reviewed at the end of every year by the Company’s technicians in order to check whether they need to be changed. This review may take place during the year in case of possible non-recurring events.

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

The useful lives applied to the assets determined the following average depreciation and depletion rates:

	(%)
	2015	2014
Buildings and improvements	3.42	3.38
Machinery, equipment and installations	8.42	7.29
Mines and wells	8.89	8.83
Furniture and fixtures	10.48	10.82
IT equipment	20.55	20.15
Lab equipment	9.80	9.59
Security equipment	9.91	9.79
Vehicles	19.09	19.91
Other	18.98	18.19

3.4              Impairment test and analysis

(a)               Tangible and intangible assets with defined useful lives

On the reporting date of each of its financial statements, the Company conducts an analysis to determine the existence of any indication that the book balance of long-lived tangible assets and intangible assets with defined useful lives may not be recoverable. This analysis is conducted to assess the existence of scenarios that could adversely affect its cash flow and, consequently, its ability to recover the investment in such assets. These scenarios arise from issues of a macroeconomic, legal, competitive or technological nature.

Some significant and notable aspects considered by the Company in this analysis include: (i) the possibility of an oversupply of products manufactured by the Company or of a significant reduction in demand due to adverse economic factors; (ii) the prospects of material fluctuations in the prices of products and inputs; (iii) the likelihood of the development of new technologies or raw materials that could materially reduce production costs and consequently impact sales prices, ultimately leading to the obsolescence of the industrial facilities of the Company; and (iv) changes in the general regulatory environment that make the production process of Braskem infeasible or that significantly impact the sale of its products. For this analysis, the Company maintains an in-house team with a more strategic vision of the business and also remains in permanent contact with a team of external consultants. If the aforementioned variables indicate any material risk to cash flows, the Management of Braskem conducts impairment tests in accordance with Note 3.4(b).

Braskem S.A.

Notes to the financial statements

at December 31, 2015

All amounts in thousands, except as otherwise stated

The assets are allocated to the Cash Generating Units (“CGU”) as follows:

Basic Petrochemicals operating segment:

•           CGU UNIB Bahia: represented by assets of the basic petrochemicals plants located in the state of BA;

•           CGU UNIB South: represented by assets of the basic petrochemicals plants located in the state of RS;

•           CGU UNIB Southeast: represented by assets of the basic petrochemicals plants located in the states of RJ and SP;

Polyolefins operating segment:

•           CGU Polyethylene: represented by assets of the PE plants located in Brazil;

•           CGU Polypropylene: represented by assets of the PP plants located in Brazil;

•           CGU Renewables: represented by the assets of the Green PE plant located in Brazil;

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

In 2016, the Company will report a new operating segment from the beginning of the industrial operations of the subsidiary Braskem Idesa.

(b)               Intangible assets with indefinite useful lives

The balances of goodwill from future profitability arising from business combinations and intangible assets with indefinite useful lives are tested for impairment once a year. These tests are based on the projected cash generation for a five-year period, which are extracted from the business plan of the Company and cited in Note 3.1. In addition to the projected cash flow for the period from 2016 to 2020, perpetuity is also calculated based on the long-term vision. Note that real growth is not considered for the calculation of perpetuity. Cash flows and perpetuity are adjusted to present value at a discount rate based on the Weighted Average Cost of Capital (“WACC”).

The goodwill allocated to the Polyolefins operating segment (Note 13 (a)) was generated in a business combination that resulted in the simultaneous acquisition of polypropylene and polyethylene plants. The main raw materials of these plants were already supplied by the Company, which allowed for the obtainment of significant synergies in the operation. These synergies were one of the main drivers of that acquisition. Accordingly, the Company’s management tested this goodwill for impairment in the ambit of their operating segment since the benefits of the synergies are associated with all units acquired.

The remaining existing goodwill is allocated to the UNIB South CGU and to the Vinyls operating segment (Note 13(a)).

Braskem S.A.

Notes to the financial statements

at December 31, 2015

All amounts in thousands, except as otherwise stated

3.5              Provisions and contingent liabilities

Existing contingent liabilities and provisions are mainly related to litigation in the judicial and administrative spheres arising from primarily labor, pension, civil and tax lawsuits and administrative procedures.

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

3.6              Hedge accounting

The Company designated liabilities in foreign currency to hedge the future cash flows generated by its exports. This decision was based on two important assumptions and judgments: (i) the performance of exports according to its business plan (Note 3.1), which are inherent to the market and business where it operates, and (ii) the ability of the Company to refinance its liabilities in U.S. dollar, since the priority financing in U.S. dollar is part of the Company’s guidelines and strategy. In addition to the ability to refinance its U.S. dollar liabilities, the maintenance of a minimum level of net liabilities in U.S. dollar is envisaged in the Financial Policy of the Company.

Braskem Idesa designated all of the financing it obtained for the construction of its industrial plant to protect part of its sales to be made in the same currency as said financing, the U.S. dollar. The sales estimate is included in the project that was presented to the banks/lenders, which, due to the consistency of the projection, granted Braskem Idesa a financing line to be paid exclusively using the cash generated by these sales. All the commercial considerations of the project were based on market studies conducted by expert consulting firms during the feasibility-analysis phase.

Braskem S.A.

Notes to the financial statements

at December 31, 2015

All amounts in thousands, except as otherwise stated

All hedge transactions conducted by the Company are in compliance with the accounting procedures and practices adopted by Braskem, and effectiveness tests are conducted for each transaction every quarter, which prove the effectiveness of its hedge strategy.

The Company determined that hedged items will be characterized by the first sales in U.S. dollars in each quarter until the amount designated for each period is reached (Note 16). The liabilities designated for hedge will be aligned with the hedging maturity schedule and the Company’s financial strategy.

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

4.1              Market risks

Braskem prepares a sensitivity analysis for foreign exchange rate and interest rate risks to which it is exposed, which is presented in Note 16.5.

(a)               Exposure to commodity risks

Braskem is exposed to the variation in the prices of various commodities (naphtha, PE, PP, PVC and etc.) and, in general, seeks to transfer the variations caused by fluctuations in market prices.

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

On December 31, 2015, Braskem prepared a sensitivity analysis for its exposure to the risks of fluctuation in the U.S. dollar, as informed in Note 16.5.

Braskem S.A.

Notes to the financial statements

at December 31, 2015

All amounts in thousands, except as otherwise stated

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

In 2014 and 2015, Braskem held swap contracts (Note 16.2.1) in which it: receives the pre-contractual rate and pays the CDI overnight rate; and (b.ii.i) receives Libor and pays a fixed rate.

On December 31, 2015, Braskem prepared a sensitivity analysis for the exposure to the floating interest rates Libor, CDI and TJLP, as disclosed in Notes 16.5(b.1) and (b.2).

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

On December 31, 2015, Braskem held netting contracts with Banco Citibank S.A., HSBC Bank Brasil S.A. – Banco Múltiplo, Banco Itaú BBA S.A., Banco Safra S.A., Banco Santander S.A.,  Banco Votorantim S.A., Banco West LB do Brasil S.A., Banco Caixa Geral – Brasil S.A., and Banco Bradesco S.A.  Approximately 34% of the amounts held in “Cash and cash equivalents” (Note 5) are contemplated by these agreements, whose related liabilities are accounted for under “Borrowings” (Note 14). The effective netting of these amounts is possible only in the event of default by one of the parties.

With respect to the credit risk of customers, Braskem protects itself by performing a rigorous analysis before granting credit and obtaining secured and unsecured guarantees when considered necessary.

The maximum exposure to credit risk of non-derivative financial instruments on the reporting date is the sum of their carrying amounts less any provisions for impairment losses. On December 31, 2015, the balance of trade accounts receivable was net of allowance for doubtful accounts (Note 7).

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

Braskem has two revolving credit lines for the purpose of managing liquidity risks, which may be used without restrictions in the amounts of: (i) US$750 million, up to December 2019; and (ii) US$500 million up to September 2019. These credit facilities enable Braskem to reduce the amount of cash it holds. As of December 31, 2015, none of these credit lines had been used.

The table below shows Braskem’s financial liabilities by maturity. These amounts are calculated from undiscounted cash flows and may not be reconciled with the balance sheet.

Braskem S.A.

Notes to the financial statements

at December 31, 2015

All amounts in thousands, except as otherwise stated

		Maturity
		Until	Between one and	Between three and	More than
		one year	three years	five years	five years	Total

Trade payables		11,900,747	57,148			11,957,895
Borrowings		2,073,046	5,205,794	8,169,825	28,311,338	43,760,003
Project finance		335,321	1,720,628	2,291,048	11,963,813	16,310,810
Derivatives		57,760	(6,497)	1,191,238		1,242,501
Ethylene XXI Project Loan					1,538,784	1,538,784
Other payables	(i)	112,533	160,761			273,294
At December 31, 2015		14,479,407	7,137,834	11,652,111	41,813,935	75,083,287

(i)         Amounts payable to BNDES Participações S.A. (“BNDESPAR”) (Note 22).

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

5                    Cash and cash equivalents

		2015	2014

Cash and banks	(i)	873,966	227,237
Cash equivalents:
Domestic market		2,428,995	2,253,648
Foreign market	(i)	4,136,762	1,512,474
Total		7,439,723	3,993,359

(i)         On December 31, 2015, it includes cash and banks of R$96,830 (R$26,830 in 2014) and cash equivalents of R$37,809 (R$307,034 in 2014) of the subsidiary Braskem Idesa, available for use in its project (Note 11(d.i)).

This item includes cash, bank deposits and highly liquid financial investments available for redemption within three months. These assets are convertible into a known cash amount and are subject to insignificant risk of change in value.

Cash equivalents in Brazil are mainly represented by fixed-income instruments and time deposits held by the FIM Jupiter fund. Cash equivalents abroad mainly comprise fixed–income instruments issued by first-class financial institutions (time deposit) with high market liquidity.

Braskem S.A.

Notes to the financial statements

at December 31, 2015

All amounts in thousands, except as otherwise stated

6                    Financial investments

		2015	2014
Held-for-trading
Investments in FIM Sol			85,573
Other		1,172	4,155
Held-to-maturity
Quotas of investment funds in credit rights		46,193	42,495
Investments in foreign currency	(i)		399,005
Compensation of investments in foreign currency	(i)		(399,005)
Total		47,365	132,223

In current assets		1,172	89,729
In non-current assets		46,193	42,494
Total		47,365	132,223

(i)    Braskem Holanda had a balance of financial investments that was offset by an export prepayment agreement of the Braskem S.A., in the amount of US$150,000, as provided for in the credit assignment agreement entered into between these two companies and Banco Bradesco. These operations were settled in May 2015.

7                    Trade accounts receivable

The Company’s collection period is generally 30 days; therefore, the amount of the trade accounts receivable corresponds to their fair value on the date of the sale. The Company realizes part of its trade accounts receivable through the sale of trade notes to funds that acquire receivables. These operations are not entitled to recourse, for which reason the trade notes are written-off at the moment of the operation.

	2015	2014
Consumers
Domestic market	1,439,133	1,523,458
Foreign market	1,643,807	1,517,035
Allowance for doubtful accounts	(327,974)	(322,831)
Total	2,754,966	2,717,662

In current assets	2,735,144	2,692,612
In non-current assets	19,822	25,050
Total	2,754,966	2,717,662

The breakdown of trade accounts receivable by maturity is as follows:

	2015	2014

Accounts receivables not past due	2,466,098	2,256,932
Past due securities:
Up to 90 days	309,585	531,966
91 to 180 days	52,757	45,271
As of 180 days	254,500	206,324
	3,082,940	3,040,493
Allowance for doubtful accounts	(327,974)	(322,831)
Total customers portfolio	2,754,966	2,717,662

Braskem S.A.

Notes to the financial statements

at December 31, 2015

All amounts in thousands, except as otherwise stated

The changes in the balance of the allowance for doubtful accounts are presented below:

	2015	2014	2013

Balance of provision at the beginning of the year	(322,831)	(282,753)	(256,884)
Provision in the year	(51,368)	(81,078)	(27,333)
Write-offs	46,225	41,000	23,250
Transfers of non-current assets held for sale			(21,786)
Balance of provision at the end of the year	(327,974)	(322,831)	(282,753)

The methodology adopted by the Company for recognizing the provision for impairment is based on the history of losses and considers the sum of (i) 100% of the amount of receivables past due for over 180 days; (ii) 50% of the amount of receivables past due for over 90 days; (iii) 100% of the amount of receivables under judicial collection (iv) all the receivables from the first renegotiation maturing within more than 24 months; and (v) 100% of the receivables arising from a second renegotiation with customers. Receivables from subsidiaries are not considered in this calculation. This methodology is revised on an annual basis by the Management of the Company.

8                    Inventories

	2015	2014

Finished goods	3,928,446	3,681,204
Raw materials, production inputs and packaging	1,008,217	1,067,512
Maintenance materials	289,568	247,327
Advances to suppliers	315,234	346,885
Imports in transit and other	110,787	94,206
Total	5,652,252	5,437,134

In current assets	5,517,206	5,368,146
In non-current assets	135,046	68,988
Total	5,652,252	5,437,134

Inventories are stated at average cost of purchase or production or the estimated price of sale or acquisition, excluding taxes, whichever is lower (market value).

The value of finished products includes raw materials, ancillary and maintenance materials used, depreciation of industrial facilities, expenses with Company’s and third-party personnel involved in industrial production and maintenance, and logistics expenses with the transfer of these products from the plants to the sale terminals.

A portion of the final inventory of finished products and raw materials was adjusted to fair value, since its value was lower than the cost of production/acquisition. This adjustment totaled R$2,875 (R$83,265 in 2014). For this estimate, the Company considers the purchase/sale price projected for the period during which it expects to sell or consume the product. This period is determined based on the historical data for the turnover of the respective inventory.

Advances to suppliers and expenditures with imports in transit are mainly related to operations for the acquisition of raw materials.

Braskem S.A.

Notes to the financial statements

at December 31, 2015

All amounts in thousands, except as otherwise stated

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

Braskem S.A.

Notes to the financial statements

at December 31, 2015

All amounts in thousands, except as otherwise stated

Balance sheet for associated companies, jointly-controlled investment and related companies
						2015						2014
		Odebrecht and		Petrobras and			Odebrecht and		Petrobras and
Balance sheet		subsidiaries		subsidiaries	Other	Total	subsidiaries		subsidiaries		Other	Total
Assets
Current
Trade accounts receivable		12,851		141,550	33,997	188,398	4,347		104,857		33,009	142,213
Inventories		138,619	(i)			138,619	108,929	(i)	123,377	(i)		232,306
Related parties				9,927	580	10,507	55		66,375		186	66,616
Other											4,535	4,535

Non-current
Advances to suppliers		58,443	(i)			58,443	68,988	(i)				68,988
Related parties
Intracompany loan				78,332		78,332			72,200			72,200
Other				66,301		66,301			66,301			66,301
Total assets		209,913		296,110	34,577	540,600	182,319		433,110		37,730	653,159

Liabilities
Current
Trade payables		284,973		1,400,485	2,011	1,687,469	459,412		1,497,675			1,957,087
Total liabilities		284,973		1,400,485	2,011	1,687,469	459,412		1,497,675			1,957,087

Transactions between associated companies, jointly-controlled investment and related companies
						2015						2014					2013
		Odebrecht and		Petrobras and			Odebrecht and		Petrobras and					Odebrecht and	Petrobras and
	Note	subsidiaries		subsidiaries	Other	Total	subsidiaries		subsidiaries		Other	Total		subsidiaries	subsidiaries	Other	Total
Transactions
Sales of products		64,093		1,620,335	475,836	2,160,264	82,750		1,817,056		326,586	2,226,392		23,707	1,369,882	344,625	1,738,214
Purchases of raw materials, finished goods
services and utilities		3,692,625	(ii)	12,488,618	108,688	16,289,931	3,631,198	(ii)	18,183,600		70,700	21,885,498		284,433	15,980,040	44,265	16,308,738
Financial income (expenses)				6,723		6,723			964			964			4,525		4,525
General and administrative expenses
Post-employment benefits	21.2.2				44,466	44,466					20,695	20,695				19,703	19,703
Gain from divestment of asset							277,338	(iii)				277,338	(iii)
Total transactions		3,756,718		14,115,676	628,990	18,501,384	3,991,286		20,001,620		417,981	24,410,887		308,140	17,354,447	408,593	18,071,180

(i) Amount related to advances to raw material suppliers.
(ii) It includes expenses for construction of subsidiary Braskem Idesa project, of which R$3,177,121 for 2015 (R$3,297,400 for 2014) (Note 15).
(iii) Amount related to divestment in subsidiary (Note 1(a)).

Braskem S.A.

Notes to the financial statements

at December 31, 2015

All amounts in thousands, except as otherwise stated

As provided for in the Company’s bylaws, the Board of Directors has the exclusive power to decide on any contract but those related to the purchase of raw materials that exceed R$ 5,000 per operation or R$ 15,000 altogether per year. This provision encompasses contracts between the Braskem S.A. and its subsidiaries and any of its common shareholders, directors of the Company, its Braskem S.A. or its respective related parties. Additionally, the Company has a Finance and Investment Committee that, among other things, monitors the contracts with related parties that are approved by the Board of Directors.

Pursuant to Brazilian Corporation Law, officers and directors are prohibited from: (i) performing any acts of liberality with the use of the Company’s assets and in its detriment; (ii) intervening in any operations in which these officers and directors have a conflict of interest with the Company or in resolutions in which they participate; and (iii) receiving, based on their position, any type of personal advantage from third parties, directly or indirectly, without an authorization under the Bylaws or by the shareholders’ meeting.

The related parties that have significant relationship with the Company are as follows:

  Construtora Norberto Odebrecht S.A. (“CNO”): subsidiary of Odebrecht
  Odebrecht Ambiental S.A. (“OA”): subsidiary of Odebrecht
  Aquapolo Ambiental S.A. (“Aquapolo): subsidiary of Odebrecht Ambiental
  Cetrel S.A. (“Cetrel”): subsidiary of Odebrecht Ambiental
  Distribuidora de Água Camaçari S.A. (“UTA”): subsidiary of Odebrecht Ambiental
  Distribuidora de Águas Triunfo S.A. (“DAT”): subsidiary of Odebrecht Ambiental
  Petrobras: shareholder of Braskem
  Petrocoque S.A. Indústria e Comércio (“Petrocoque”): subsidiary of Petrobras
  Refinaria de Petróleo Rio Grandense S.A (“RPR”): jointly-controlled investment of Braskem
  Petrobras Transportes S.A. Transpetro (“Transpetro”): subsidiary of Petrobras

The main transactions with related parties, except subsidiaries of the Company, are summarized below:

•           Odebrecht and its subsidiaries:

(i)        In May 2014, an alliance agreement was signed with CNO for maintenance services at the industrial plants in Brazil with duration of four years and estimated total value of R$121 million;

(ii)      The lease agreement with CNO for the floors in the building where the offices of Braskem are located in São Paulo came into force as of January 1, 2014. The agreement is worth R$226 million and is valid through December 2028;

(iii)    An agreement was executed with CNO in September 2012 for the engineering, procurement and construction services of the subsidiary Braskem Idesa Project for an estimated value of US$3 billion and duration through 2015;

(iv)    In September 2009, the Company entered into an agreement with Aquapolo (a special purpose entity formed by Odebrecht Ambiental and the water utility Companhia de Saneamento Básico do Estado de São Paulo – SABESP for the production of industrial reuse water) for the acquisition of 9.5 million m³/year of reuse water by the plants located in the São Paulo Petrochemical Complex. The agreement is valid through 2053 and has an estimated annual value of R$65 million;

Braskem S.A.

Notes to the financial statements

at December 31, 2015

All amounts in thousands, except as otherwise stated

(v)      In October 2012, an agreement was executed with Cetrel for the acquisition of 4 million m³/year of reuse water by the plants located in the Industrial Complex of Camaçarí. The contract is worth an estimated R$120 million and is valid through April 2028;

(vi)    In March 2013, an agreement was executed with UTA for the acquisition of 14.5 million m³/year of industrial water by the plants located in the Industrial Complex of Camaçarí. The contract is worth an estimated R$2.2 billion and is valid through March 2043;

(vii)  In December 2013, an agreement was executed with DAT for the acquisition of 29 million m³/year of industrial water by the plants located in the Industrial Complex of Triunfo. The contract is worth an estimated R$2.9 billion and is valid through December 2053.

•           Petrobras and its subsidiaries:

(i)        Naphtha

On December 23, 2015, an agreement was executed with Petrobras for the purchase of 7 million tons/year of petrochemical naphtha for five years. This agreement includes commercial renegotiation rights for both parties as of the third year, in case of changes in certain market conditions. The established price is 102.1% of ARA international benchmark, which is the average price of inputs in the European ports of Amsterdam, Rotterdam and Antwerp.

(ii)      Naphtha (amendments to agreements)

On August 29, 2014, Braskem and Petrobras entered into a new amendment to the naphtha supply contract of 2009, which extended the original contract duration by 6 months (from September 1, 2014 to February 28, 2015). In this amendment, the naphtha pricing formula of the original contract was maintained. It was also established that, if a new long-term contract had been executed, the pricing formula in the new contract would be applied retroactively to any purchases made during the duration of the amendment. On the other hand, if a new long-term contract was not executed, the average price base negotiated between the parties would be valid throughout the duration of the amendment. After applying the average price scenario, it was determined that Braskem was entitled to a refund of R$242,917. This amount was recorded in the first quarter of 2015 under “Cost of goods sold” and settled in the second quarter of 2015.

On February 27, 2015, Braskem and Petrobras executed a new amendment valid through August 31, 2015, under the same conditions as in the previous amendment. The naphtha price formula stipulated in the original contract was maintained in this amendment, but if the parties did not sign a new long-term contract, a price adjustment would be applied based on the international naphtha benchmark. For this amendment, a pricing complement was determined for payment to Petrobras in the amount of R$18,486, registered in the second quarter of 2015 under "Cost of goods sold."

On September 1, 2015, Braskem and Petrobras signed a new agreement valid until October 31, 2015, under the same conditions as in the previous amendment. For this amendment, a refund for Braskem was calculated in the amount of R$64,434, registered in the fourth quarter of 2015 under "Cost of goods sold."

Braskem S.A.

Notes to the financial statements

at December 31, 2015

All amounts in thousands, except as otherwise stated

On October 30, 2015, Braskem and Petrobras signed a new amendment to the agreement for the supply of petrochemical naphtha up to December 15, 2015. The price practiced for the duration of this amendment was already definitive.

(iii)

Braskem has propylene purchase agreements with Petrobras for the plants located in the Petrochemical Complexes of Triunfo, Rio de Janeiro and São Paulo. These agreements provide for the full supply of approximately 910 thousand tons/year of propylene. The contracted propylene price is based on various international references linked to the most important markets for propylene and polypropylene, particularly the U.S., European and Asian markets;

(iv)

The Company has an agreement with Petrobras for the supply of: (i) 392.5 thousand tons/year of ethane, and 392.5 thousand tons/year of propane, valid through December 2020; (ii) 438.0 Nm³/year of HLR, valid through January 2020.  In addition, the Company had an agreement for the supply of 159.83 GWh/year of electricity, which was terminated in August 2015;

(v)	Since October 2015, Braskem has gasoline sales agreements with Petrobras with monthly duration;
(vi)

In January 2015, an amendment to the agreement with Petrobras for the supply of approximately 10.5 thousand ton/year of caustic soda was signed for the estimated total value of R$15 million and maturing in December 2015;

(vii)	In July 2015, an agreement was executed with Petrobras for the sale of 30 thousand m³ of aliphatic solvent was signed for R$72 million with duration up to March 2016;
(viii)

In April 2008, an agreement was executed with Petrocoque for the acquisition of 312.2 thousand tons/year of steam by the Polyethylene units. The contract is worth an estimated R$238.7 million and is valid through September 2019;

(ix)

In December 2012, an agreement was executed with RPR for the sale through spot trading of petroleum/condensate to Braskem was signed with Petrobras for an estimated amount of R$142 million. This agreement was terminated in September 2015;

(x)

In June 2015, an agreement was executed with Transpetro for the acquisition of naphtha and condensate handling and storage services by Braskem’s Basic Petrochemicals Unit, located in the Industrial Complex of Triunfo. The contract is worth an estimated R$16 million and is valid through June 2016.

(i)                 Key management personnel

The Company considers “Key management personnel” to be the members of the Board of Directors and the Executive Board, composed of the CEO and vice-presidents. Not all the members of the Executive Board are members of the statutory board.

Income statement transactions	2015	2014	2013
Remuneration
Short-term benefits	46,562	35,963	35,380
Post-employment benefit	272	256	275
Long-term incentives		560	15
Total	46,834	36,779	35,670

Braskem S.A.

Notes to the financial statements

at December 31, 2015

All amounts in thousands, except as otherwise stated

10                Taxes recoverable

		2015	2014
Brazil
IPI		23,996	20,456
Value-added tax on sales and services (ICMS) - normal operations	(a)	403,842	413,066
ICMS - credits from PP&E		121,954	136,308
Social integration program (PIS) and social contribution on revenue (COFINS) - normal operations	(b)	69,431	675,983
PIS and COFINS - credits from PP&E		230,030	244,194
Income tax and social contribution (IR and CSL)	(c)	944,863	692,723
REINTEGRA program	(d)	274,654	263,771
Federal supervenience	(e)	173,436	170,264
Other		14,281	9,217

Other countries
Value-added tax	(f)	277,751	547,947
Income tax (IR)		40,263
Other		1,559	1,336
Total		2,576,060	3,175,265

Current assets		1,272,004	2,129,837
Non-current assets		1,304,056	1,045,428
Total		2,576,060	3,175,265

(a)               ICMS – normal operations

Accumulated ICMS credits over the past few years arises mainly from domestic sales subject to deferred taxation and export sales.

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

(c)               IR and CSL

Accumulated IR and CSL arises from prepayments of these taxes and retentions on income from financial investments over the past few years.

The realization of these credits occurs in two ways: (i) offset of overdue or falling due liabilities related to taxes levied by the Federal Revenue Service; or (ii) cash reimbursement.

Several tax refund protocols were already filed with Brazil’s Federal Revenue Service.

Braskem S.A.

Notes to the financial statements

at December 31, 2015

All amounts in thousands, except as otherwise stated

(d)               REINTEGRA Program

The REINTEGRA program aims to refund to exporters the federal taxes levied on the production chain for goods sold abroad. The amount to be refunded is equivalent to the following percentages of all export revenue, in accordance with Federal Law 13,043/14 and Executive Order 8,543/15:

(i)    3%, between October 1, 2014 and February 28, 2015;

(ii)   1%, between March 1, 2015 and November 30, 2015; and

(iii)  0.1% between December 1 , 2015 and December 31, 2016.

Such credits may be realized in two ways: (i) by offsetting own debits overdue or undue related to taxes levied by the Federal Revenue Service; or (ii) by a cash reimbursement.

In the fiscal year ended December 31, 2015, the Company recognized credits in the amount of R$102,273 (R$65,701 in 2014) and offset the amount of R$91,389 (R$69,192 in 2014). In the Statement of Operations, credits are recognized in the item “Cost of Products Sold.”

(e)               Federal supervenience

This item includes credits arising from legal discussions regarding the legality and constitutionality of various taxes and contributions in which the Company has already obtained a favorable ruling or has unquestionable case law in its favor.

These amounts will be realized after the use of other credits described above in this Note.

(f)                Value added tax – subsidiaries abroad

On December 31, 2015, this line included:

(i)       R$56,605 from sales by Braskem Alemanha to other countries. These credits are reimbursed in cash by the local government;

(ii)     R$189,157 from purchases of machinery and equipment for the subsidiary Braskem Idesa project (Note 11(d)). This credit will be reimbursed in cash by the local government after their validation according to established tax procedures. In fiscal year 2015, Braskem Idesa was reimbursed the amount of R$811,016 (US$263,927) (R$634,911 in 2014 (US$250,454)).

Braskem S.A.

Notes to the financial statements

at December 31, 2015

All amounts in thousands, except as otherwise stated

11                Investments

(a)               Information on investments

		Interest in total	Adjusted net profit (loss)			Adjusted
		and voting	for the year			equity
		capital (%) - 2015	2015	2014	2013	2015	2014

Jointly-controlled investment
RPR		33.20	24,784	(3,166)	1,871	145,551	125,955
Odebrecht Comercializadora de Energia S.A. ("OCE")		20.00	10,490	129	402	11,441	734
Polipropileno Del Sur, S.A. ("Propilsur")	(i)	49.00		(72)	(4,445)		121,547

Associates
Borealis Brasil S.A. ("Borealis")		20.00	(3,914)	7,246	5,492	158,366	174,433
Companhia de Desenvolvimento
Rio Verde ("Codeverde")	(i)	35.97		(596)	(596)		46,342

(i)    Investees with provision for loss at amount equivalent to the investment.

(b)               Changes in investments

			Dividends		Other	Currency
	Balance at	Capital	and interest	Effect	comprehensive	translation	Balance at
	Dec/2014	increase	on equity	of results	income	adjustments	Dec/2015

Associates
Borealis	34,887			(3,214)			31,673
Codeverde		897		(897)
	34,887	897		(4,111)			31,673

Jointly-controlled investments
Propilsur	43,165			(97,401)		54,236
RPR	41,824		(2,346)	5,861	2,295	694	48,328
OCE	148	55	(4)	2,090			2,289
	85,137	55	(2,350)	(89,450)	2,295	54,930	50,617

Total	120,024	952	(2,350)	(93,561)	2,295	54,930	82,290

(c)               Breakdown of equity accounting results

	2015	2014	2013

Equity in results of subsidiaries, associate and jointly-controlled investments	2,219	3,929	(3,223)
	2,219	3,929	(3,223)

(d)               Braskem Idesa

Braskem holds 75% indirect interest in Braskem Idesa, and the remaining 25% pertains to Etileno XXI, S.A. de C.V.

Braskem Idesa is constructing a plant in Mexico, with capacity to produce around 750 kton of high-density polyethylene (*) and 300 kton of low-density polyethylene (*) using ethane as feedstock. The raw material will be supplied through a 20-year agreement with PEMEX-Gás for delivery of 66,000 barrels of ethane per day. The petrochemical complex reached 99% of physical progress on December 31, 2015, and is in the startup process.

(*) unaudited

Braskem S.A.

Notes to the financial statements

at December 31, 2015

All amounts in thousands, except as otherwise stated

(d.i)   Summary of information from the partially owned subsidiary Braskem Idesa

The Company is presenting a summary of the financial statements of the subsidiary in which the non-controlling shareholder holds relevant interest, as follows:

Balance sheet
Assets	2015	2014	Liabilities	2015	2014
Current			Current
Cash and cash equivalents	134,639	333,864	Trade payables	429,400	620,953
Inventories	173,129	238,193	Project finance	302,266	26,462
Taxes recoverable	219,071	499,173	Other payables	106,911	101,596
Other receivables	150,109	96,349		838,577	749,011
	676,948	1,167,579
Non-current			Non-current
Deferred tax	825,416	179,249	Project finance	11,975,167	7,551,033
Property, plant and equipment	15,134,641	9,440,389	Loan agreements	5,911,266	2,834,972
Intangible	80,870		Other payables	7,065	90,513
Other receivables	32,080	39,763		17,893,498	10,476,518
	16,073,007	9,659,401
			Shareholders' equity	(1,982,120)	(398,549)

Total assets	16,749,955	10,826,980	Total liabilities and shareholders' equity	16,749,955	10,826,980

Statement of operations
			2015	2014	2013
Gross profit (loss)			(14,575)	5,320	2,294
Operating expenses, net			(83,467)	(52,834)	(31,113)
Financial results			(354,844)	(240,936)	38,095
Profit (loss) before income tax			(452,886)	(288,450)	9,276
Income tax			63,022	(83,030)	(19,911)
Loss for the year			(389,864)	(371,480)	(10,635)

Statement of cash flows
			2015	2014	2013
Cash flows from operating activities
Cash generated by operating activities			1,808,983	992,401	(204,798)
Interest paid			(502,279)	(336,998)	(98,272)
Net cash generated by operating activities			1,306,704	655,403	(303,070)

Net cash used in investing activities			(3,339,518)	(3,645,196)	(4,052,864)
Net cash provided by financing activities
Project finance			988,447	1,894,507	4,562,343
Related parties			898,213	653,118	463,859
Capital increase					153,285
			1,886,660	2,547,625	5,179,487

Exchange variation on cash			(53,071)	(33,843)	(61,533)

Increase (decrease) in cash and cash equivalents			(199,225)	(476,011)	762,020

Represented by:
Cash and cash equivalents at the beginning for the year			333,864	809,875	47,855
Cash and cash equivalents at the end for the year			134,639	333,864	809,875

Increase (decrease) in cash and cash equivalents			(199,225)	(476,011)	762,020

The shareholders’ equity of Braskem Idesa was negative on December 31, 2015 and 2014. This is an acceptable situation considering that it is a company in the pre-operating phase. This situation will be reversed with the startup of operations in 2016.

Braskem S.A.

Notes to the financial statements

at December 31, 2015

All amounts in thousands, except as otherwise stated

12                Property, plant and equipment

(a)               Change

		Land	Buildings and Improvements	Machinery, Equipment and Facilities	Projects and Stoppage in Progress (i)	Other	Total

Cost		436,540	1,899,018	26,581,334	13,179,475	1,065,324	43,161,691
Accumulated depreciation/depletion			(848,243)	(12,772,515)		(539,443)	(14,160,201)
Balance as of December 31, 2014		436,540	1,050,775	13,808,819	13,179,475	525,881	29,001,490

Acquisitions		79	2,296	151,553	3,116,931	201	3,271,060
Capitalized financial charges					786,063		786,063
Foreign currency translation adjustment		43,002	11,088	307,697	2,658,730	22,946	3,043,463
Transfers by concluded projects	(ii)		3,536,983	10,451,774	(14,113,868)	125,111
Transfers to intangible	(iii)				(85,917)		(85,917)
Other, net of depreciation/depletion			(2,890)	(12,367)	(35,370)	(602)	(51,229)
Depreciation / depletion			(66,976)	(1,820,213)		(115,778)	(2,002,967)
Net book value		479,621	4,531,276	22,887,263	5,506,044	557,759	33,961,963
Cost		479,621	5,435,600	37,401,007	5,506,044	1,212,365	50,034,637
Accumulated depreciation/depletion			(904,324)	(14,513,744)		(654,606)	(16,072,674)
Balance as of December 31, 2015		479,621	4,531,276	22,887,263	5,506,044	557,759	33,961,963

(i)        On December 31, 2015, the main amounts included in this account refer to the expenses with the subsidiary Braskem Idesa project (R$2,022,870) and expenses with planned shutdown maintenance which is in preparation or in progress (R$627,985). The balance corresponds mainly to diverse projects aimed at maintenance of plants’ production capacity.

(ii)       Expenses up to May 31, 2015 in Braskem Idesa’s project were transferred to the definite accounts as follows: R$8,917,760 to “Machinery, equipment and installations” and R$3,476,205 to “Buildings and improvements.” These amounts will be depreciated as of the beginning of the commercial production of the subsidiary.

(iii)      This change includes R$80,870 from Braskem Idesa corresponding to the transfer to intangible assets when amounts are capitalized to the related accounts (Note 13).

The financial charges are capitalized on the balance of the projects in progress using (i) an average rate of all borrowings; and (ii) the portion of the foreign exchange variation that corresponds to a possible difference between the average rate of financing in the internal market and the rate mentioned in item (i) above. The capitalized amount is considered in the statement of cash flows as “Acquisitions to property, plant and equipment”.

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

Braskem S.A.

Notes to the financial statements

at December 31, 2015

All amounts in thousands, except as otherwise stated

(b)               Property, plant and equipment by country

	2015	2014

Brazil	17,637,392	18,434,300
Mexico	14,416,835	9,260,814
USA	1,609,956	1,086,228
Germany	297,278	218,753
Other	502	1,395
	33,961,963	29,001,490

13                Intangible assets

	Goodwill
	based on			Customers
	expected future	Brands	Software	and Suppliers
	profitability	and Patents	licenses	Agreements	Total
Cost	3,187,722	213,031	497,813	729,711	4,628,277
Accumulated amortization	(1,128,804)	(91,121)	(292,250)	(280,374)	(1,792,549)
Balance as of December 31, 2014	2,058,918	121,910	205,563	449,337	2,835,728

Acquisitions			20,106		20,106
Foreign currency translation adjustment		3,782	14,603	66,071	84,456
Transfers from projects and stoppage in progress (PP&E)		81,625	4,292		85,917
Other, net of amortization			(16)		(16)
Amortization		(9,661)	(43,791)	(85,135)	(138,587)
Net book value	2,058,918	197,656	200,757	430,273	2,887,604
Cost	3,187,722	298,438	536,786	795,782	4,818,728
Accumulated amortization	(1,128,804)	(100,782)	(336,029)	(365,509)	(1,931,124)
Balance as of December 31, 2015	2,058,918	197,656	200,757	430,273	2,887,604

Average annual rates of amortization		4.44%	10.79%	6.01%

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

At the end of 2015, Braskem conducted an impairment test of the goodwill using the value in use method (discounted cash flow) and did not identify any loss, as shown in the table below:

			Book value
	Allocated goodwill	Cash flow (CF)	(with goodwill and work capital)	CF/Book value
CGU and operating segments
CGU - UNIB - South	926,854	7,741,247	942,748	8.2
Operating segment - Polyolefins	939,711	22,136,662	6,379,797	3.5
Operating segment - Vinyls	192,353	4,724,932	3,395,587	1.4

Braskem S.A.

Notes to the financial statements

at December 31, 2015

All amounts in thousands, except as otherwise stated

The assumptions adopted to determine the discounted cash flow are described in Note 3.4(b). The WACC used was 13.91% p.a.

Given the potential impact on cash flows of the “discount rate” and the “perpetuity”, Braskem conducted a sensitivity analysis based on changes in these variables, with cash flows shown in the table below:

	+0.5% on	-0.5% on
	discount rate	perpetuity
CGU and operating segments
CGU - UNIB - South	7,424,446	7,396,596
Operating segment - Polyolefins	21,346,548	21,277,089
Operating segment - Vinyls	4,551,687	4,536,457

(b)               Intangible assets with defined useful lives

(b.1)    Brands and patents

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

(b.2)    Contractual customer and supplier relationships

Contractual customer and supplier relationships arising from a business combination were recognized at fair value at the respective acquisition dates. These contractual customer and supplier relationships have a finite useful life and are amortized using the straight-line method over the term of the respective purchase or sale agreement (between 14 and 28 years).

(b.3)    Software

All software booked has defined useful life estimated between 3 and 10 years and is amortized using the straight-line method. Costs associated with maintaining computer software programs are recognized in profit or loss as incurred.

(c)               Intangible assets by country

	2015	2014

Brazil	2,583,208	2,626,099
Mexico	80,870
USA	220,083	205,329
Germany	3,415	4,245
Other	28	55
	2,887,604	2,835,728

Braskem S.A.

Notes to the financial statements

at December 31, 2015

All amounts in thousands, except as otherwise stated

14                Borrowings

	Annual financial charges	2015	2014
Foreign currency
Bonds and Medium term notes (MTN)	Note 14 (a)	17,004,617	11,776,438
Advances on exchange contracts	US dollar exchange variation + 2.23%	255,809
Export prepayment	US dollar exchange variation + 1.10% + semiannual Libor	549,036	427,074
BNDES	Note 14 (b)	409,076	396,439
Export credit notes	Note 14 (c)	1,405,227	956,010
Working capital	US dollar exchange variation + 1.70% above Libor	1,907,145	633,104
Transactions costs		(248,838)	(260,656)

Local currency
Export credit notes	Note 14 (c)	2,350,965	2,435,839
BNDES	Note 14 (b)	3,001,776	3,137,035
BNB/ FINAME/ FINEP/ FUNDES	6.48%	642,739	762,757
BNB/ FINAME/ FINEP/ FUNDES	TJLP + 1.90%	2,177	8,512
Fundo de Desenvolvimento do Nordeste (FDNE)	6.5%	51,939	51,090
Other	CDI + 0.04%	23,714	26,928
Transactions costs		(16,582)	(14,007)
Total		27,338,800	20,336,563

Current liabilities		1,968,540	1,418,542
Non-current liabilities		25,370,260	18,918,021
Total		27,338,800	20,336,563

(a)                Bonds and MTN

		Issue amount		Interest
Issue date		US$	Maturity	(% per year)	2015	2014
July - 1997	(i)	250,000	June - 2045	8.63		149,394
September - 2006		275,000	January - 2017	8.00	225,637	165,863
June - 2008		500,000	June - 2018	7.25	539,327	381,567
May - 2010		400,000	May - 2020	7.00	188,088	127,945
May - 2010		350,000	May - 2020	7.00	1,380,764	939,251
October - 2010		450,000	no maturity date	7.38	1,757,160	1,216,348
April - 2011		750,000	April - 2021	5.75	2,953,803	2,009,294
July - 2011		500,000	July - 2041	7.13	2,013,453	1,369,631
February - 2012		250,000	April - 2021	5.75	987,894	672,005
February - 2012		250,000	no maturity date	7.38	976,200	675,749
May - 2012		500,000	May - 2022	5.38	1,969,307	1,339,601
July - 2012		250,000	July - 2041	7.13	1,006,727	684,815
February - 2014	(ii)	500,000	February - 2024	6.45	2,004,171	1,363,317
May-2014	(iii)	250,000	February - 2024	6.45	1,002,086	681,658
Total		5,475,000			17,004,617	11,776,438

(i)    This transaction, which was due in June 2015, had its maturity extended to June 2045. The subsidiary Braskem Holanda holds 100% of these securities as at December 31, 2015.

(ii)   The effective interest rate considering the transaction costs is 7.78% p.a.;

(iii) The effective interest rate considering the transaction costs is 7.31% p.a..

Braskem S.A.

Notes to the financial statements

at December 31, 2015

All amounts in thousands, except as otherwise stated

(b)                BNDES borrowings

Projects	Issue date	Maturity	Charges (% per year)	2015	2014

Foreign currency
Other	2006	October - 2016	US dollar exchange variation + 6.88	3,204	4,795
Braskem Qpar expansion	2007/2008	April - 2016	US dollar exchange variation + 6.73 to 6.88	2,426	6,717
Green PE	2009	July - 2017	US dollar exchange variation + 6.66	29,352	32,577
Limit of credit II	2009	January - 2017	US dollar exchange variation + 6.66	47,353	61,946
New plant PVC Alagoas	2010	January - 2020	US dollar exchange variation + 6.66	128,806	109,077
Limit of credit III	2011	October - 2018	US dollar exchange variation + 6.50 to 6.53	149,495	141,894
Butadiene	2011	January - 2021	US dollar exchange variation + 6.53	48,440	39,433
				409,076	396,439

Local currency
Other	2006	September - 2016	TJLP + 2.80	13,501	31,376
Braskem Qpar expansion	2007/2008	February - 2016	TJLP + 2.15 to 3.30	5,372	40,617
Green PE	2009	June - 2017	TJLP + 0.00 to 4.78	119,201	198,608
Limit of credit II	2009	January - 2017	TJLP + 2.58 to 3.58	85,004	162,815
Limit of credit II	2009	January - 2021	4.00 to 4.50	96,698	93,875
New plant PVC Alagoas	2010	December - 2019	TJLP + 0.00 to 3.58	235,641	293,568
New plant PVC Alagoas	2010	December - 2019	5.50	26,732	33,414
Limit of credit III	2011	December - 2021	TJLP + 0.00 to 3.58	1,154,552	1,331,699
Limit of credit III	2011	December - 2021	SELIC + 2.32 to 2.78	284,263	260,508
Limit of credit III	2011	December - 2021	3.50 to 7.00	230,198	250,505
Butadiene	2011	December - 2020	TJLP + 0.00 to 3.45	96,407	115,225
Finem	2014	March - 2021	TJLP + 0.00 to 2.78	215,372	192,827
Finem	2014	March - 2021	SELIC + 2.78	160,603	129,326
Finem	2014	March - 2021	6.00	6,664	2,672
Limit of credit IV	2015	January - 2022	TJLP + 0.00 to 2.62	140,024
Limit of credit IV	2015	January - 2022	SELIC + 2.32	131,544
				3,001,776	3,137,035

Total				3,410,852	3,533,474

Braskem S.A.

Notes to the financial statements

at December 31, 2015

All amounts in thousands, except as otherwise stated

(c)                 Export credit notes (“NCE”)

		Initial amount
Issue date		of the transaction	Maturity	Charges (% per year)	2015	2014

Foreign currency		US$
November - 2006		167,014	May - 2018	Us dollar exchange variation + 8.10	308,069	209,561
April - 2007		101,605	March - 2018	Us dollar exchange variation + 7.87	198,782	135,220
May - 2007		146,010	May - 2019	Us dollar exchange variation + 7.85	294,840	200,518
January - 2008		266,430	February - 2020	Us dollar exchange variation + 7.30	603,536	410,711
		681,059			1,405,227	956,010

Local currency
April - 2010		50,000	October - 2021	105% of CDI	36,653	36,120
June - 2010		200,000	October - 2021	105% of CDI	146,611	144,481
February - 2011		250,000	October - 2021	105% of CDI	146,611	144,481
April - 2011	(i)	450,000	April - 2019	112.5% of CDI	464,039	461,254
June - 2011		80,000	October - 2021	105% do CDI	58,644	57,792
August - 2011	(i)	400,000	August - 2019	112,5% of CDI	405,478	404,309
June - 2012		100,000	October - 2021	105% of CDI	73,305	72,241
September - 2012		300,000	October - 2021	105% of CDI	219,917	216,722
October - 2012		85,000	October - 2021	105% of CDI	62,310	61,405
February - 2013	(ii)	100,000	September - 2017	8.00	101,118	101,161
February - 2013	(ii)	100,000	February - 2016	8.00	101,248	101,161
February - 2013	(ii)	50,000	September - 2017	8.00	50,440	50,440
February - 2013	(ii)	100,000	February - 2016	8.00	101,118	101,096
March - 2013	(ii)	50,000	March - 2016	8.00	50,253	50,257
June - 2014	(ii)	50,000	June - 2017	8.00	50,010	50,010
June - 2014	(ii)	17,500	June - 2017	8.00	17,504	17,504
June - 2014	(ii)	10,000	June - 2017	8.00	10,002	10,002
September - 2014		100,000	August - 2020	108% of CDI	104,642	103,579
November - 2014	(ii)	150,000	November - 2017	8.00	151,062	151,094
November - 2014		100,000	April - 2015	8.00		100,730
Total		2,742,500			2,350,965	2,435,839

(i)         The Company enters into swap transactions to offset the variation in the Interbank Certificate of Deposit (CDI) rate (Note 16.2.1 (b.i)).

(ii)       The Company entered into swap transactions for these contracts (from fixed rate to 67.10% to 92.70% of CDI rate) (Note 16.2.1).

(d)                Payment schedule

The maturity profile of the long-term amounts is as follows:

	2015	2014

2016		1,253,774
2017	1,737,331	1,528,616
2018	2,633,143	1,977,384
2019	3,320,800	1,997,887
2020	2,757,234	1,940,691
2021	4,257,177	2,947,526
2022	2,071,030	1,417,085
2023	7,540	7,652
2024	2,944,726	2,008,387
2025 and thereafter	5,641,279	3,839,019
Total	25,370,260	18,918,021

Braskem S.A.

Notes to the financial statements

at December 31, 2015

All amounts in thousands, except as otherwise stated

(e)                 Capitalized financial charges

In 2015, the Company capitalized financial charges presented in this note in the amount of R$130,180 (R$95,542 in 2014), including monetary variation and part of the exchange variation. The average rate of these charges in the year was 7.80% p.a. (7.69% p.a. in 2014).

(f)                 Guarantees

Braskem gave collateral for part of its borrowings as follows:

		Total	Total
Loans	Maturity	debt 2015	guaranteed	Guarantees

BNB	December - 2022	171,041	171,041	Mortgage of plants, pledge of machinery and equipment
BNB	August - 2024	247,343	247,343	Bank surety
BNDES	December - 2021	3,410,852	3,410,852	Mortgage of plants, land and property, pledge of machinery and equipment
FUNDES	June-2020	143,789	143,789	Mortgage of plants, land and property, pledge of machinery and equipment
FINEP	July - 2024	80,566	80,566	Bank surety
FINAME	February-2022	2,177	2,177	Pledge of equipment
Total		4,055,768	4,055,768

15                Project finance

	US$
Identification	Contract value	Value received	Maturity	Charges (% per year)	2015	2014
Project finance I	700,000	700,000	February - 2027	Us dollar exchange variation + quarterly Libor + 3.25	2,720,874	1,716,943
Project finance II	210,000	189,996	February - 2027	Us dollar exchange variation + 6.17	740,902	378,992
Project finance III	600,000	600,000	February - 2029	Us dollar exchange variation + 4.33	2,334,133	1,388,166
Project finance IV	660,000	680,004	February - 2029	Us dollar exchange variation + quarterly Libor + 3.88	2,645,645	1,757,438
Project finance V	400,000	400,000	February - 2029	Us dollar exchange variation + quarterly Libor + 4.65	1,557,360	982,688
Project finance VI	90,000	89,994	February - 2029	Us dollar exchange variation + quarterly Libor + 2.73	349,464	153,762
Project finance VII	533,095	533,095	February - 2029	Us dollar exchange variation + quarterly Libor + 4.64	2,075,524	1,311,104
Transactions costs					(173,240)	(111,598)
Total	3,193,095	3,193,089			12,250,662	7,577,495

VAT borrowings (i)			November - 2029	2,00% above TIIE (ii)	26,771
					26,771

					12,277,433	7,577,495

Current liabilities					302,266	26,462
Non-current liabilities					11,975,167	7,551,033
Total					12,277,433	7,577,495

(i)         Financing for the subsidiary Braskem Idesa obtained in Mexican peso and paid exclusively using the reimbursement of value-added taxes (Note 10(e.ii)). During the year ended December 31, 2015, a total of R$535,125 was raised and R$516,496 was settled (R$510,715 as principal and R$5,781 as interest).

(ii)       TIIE – “Tasa de Interés Interbancaria de Equilibrio” – basic interest rate in Mexico, similar to the CDI overnight rate in Brazil.

On April 22, 2015, Braskem Idesa received the fifth tranche of the Project Finance in the amount of R$877,040 (US$290,545), and on September 9, 2015 it received the last tranche in the amount of R$89,774 (US$23,608).

In line with the Company’s Financial Policy, the investment in the Ethylene XXI project (Note 11(d)) is being financed under the Project finance mode, whereby the project loan must be paid exclusively with the cash generated by the project itself and shareholders must provide limited guarantees. Thus, this financing has the usual guarantees of this type of operation such as assets, receivables, cash generation and other rights from the project, as well commitments by shareholders to inject a limited amount of capital to provide for eventual additional costs of the project.

Braskem S.A.

Notes to the financial statements

at December 31, 2015

All amounts in thousands, except as otherwise stated

The financing structure was concluded in December 2012, at the ratio of 70% debt and 30% equity. The total financing to meet construction expenses and start operation was US$3,193,089.

In the year ended December 31, 2015, the subsidiary Braskem Idesa capitalized the interest on this financing in the amount of R$657,191 (R$527,620 in 2014), which partially includes the exchange variation. The average rate of charges capitalized in the year was 8.28% p.a. (7.76% in 2014).

The maturity profile of this long-term financing, by year of maturity, is as follows:

	2015	2014

2016		137,360
2017	687,211	417,129
2018	840,247	511,886
2019	872,994	533,244
2020	1,025,621	630,543
2021	1,172,569	722,211
2022	977,593	603,387
2023	1,294,219	797,728
2024	1,400,843	863,811
2025	1,398,554	2,333,734
2026 and thereafter	2,305,316
Total	11,975,167	7,551,033

Braskem S.A.

Notes to the financial statements

at December 31, 2015

All amounts in thousands, except as otherwise stated

16                Financial instruments

16.1          Non-derivative financial instruments

			Fair value	Book value		Fair value
	Note	Classification by category	hierarchy	2015	2014	2015	2014

Cash and cash equivalents	5
Cash and banks				873,966	227,237	873,966	227,237
Financial investments in Brazil		Held-for-trading	Level 2	605,770	1,146,880	605,770	1,146,880
Financial investments in Brazil		Loans and receivables		1,823,225	1,106,768	1,823,225	1,106,768
Financial investments abroad		Held-for-trading	Level 2	4,136,762	1,512,474	4,136,762	1,512,474
				7,439,723	3,993,359	7,439,723	3,993,359

Financial investments	6
FIM Sol investments		Held-for-trading	Level 2		85,573		85,573
Other		Held-for-trading	Level 2	1,172	4,155	1,172	4,155
Quotas of receivables investment fund		Held-to-maturity		46,193	42,495	46,193	42,495
				47,365	132,223	47,365	132,223

Trade accounts receivable	7			2,754,966	2,717,662	2,754,966	2,717,662

Related parties credits	9	Loans and receivables		155,140	205,117	155,140	205,117

Trade payables				11,755,843	10,852,410	11,755,843	10,852,410

Borrowings	14
Foreign currency - Bond			Level 1	17,004,617	11,776,438	14,434,854	11,900,361
Foreign currency - other borrowings				4,526,293	2,412,627	4,526,293	2,412,627
Local currency				6,073,310	6,422,161	6,073,310	6,422,161
				27,604,220	20,611,226	25,034,457	20,735,149

Project finance	15			12,450,673	7,689,093	12,450,673	7,689,093

Ethylene XXI Project Loan	18			1,538,784	792,188	1,538,784	792,188

Other payables	22			273,294	296,969	273,294	296,969

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

(ii)    Trade accounts receivable and trade payables correspond to respective carrying amounts due to the short-term maturity of these instruments.

(iii)  The fair value of borrowings is estimated by discounting future contractual cash flows at the market interest rate, which is available to Braskem in similar financial instruments.

(iv)  The fair value of bonds is based on prices negotiated in financial markets, plus the respective carrying amount of interests.

Braskem S.A.

Notes to the financial statements

at December 31, 2015

All amounts in thousands, except as otherwise stated

(v)    The fair values of the remaining assets and liabilities correspond to their carrying amount.

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

16.2          Financial hedge instruments designated and not designated for hedge accounting

16.2.1    Changes

			Operation characteristics
		Fair value	Principal exposure		Balance at	Change in	Financial	Balance at
Identification	Note	hierarchy		Derivatives	2014	fair value	settlement	2015

Non-hedge accounting transactions
Exchange swap	16.2.1 (a.i)	Level 2	Argentine peso	Dollar	1,383	(31,314)	(9,059)	(38,990)
Interest rate swaps		Level 2	Fixed rate	CDI	18,588	6,489	(16,726)	8,351
Deliverable Forward		Level 2	Euro	Dollar	2,230	(6,494)	4,264
					22,201	(31,319)	(21,521)	(30,639)

Hedge accounting transactions
Exchange swap	16.2.1 (b.i)	Level 2	CDI	Dollar+Interests	560,828	592,058	19,239	1,172,125
Interest rate swaps	16.2.1 (b.ii.i)	Level 2	Libor	Fixed rates	3,542	106,780	(75,249)	35,073
Deliverable Forward		Level 2	Mexican peso	Dollar	30,533	19,754	(50,287)
					594,903	718,592	(106,297)	1,207,198

Derivatives operations
Current assets					(33,555)			(53,662)
Non-current assets					(39,350)			(12,280)
Current liabilities					95,626			57,760
Non-current liabilities					594,383			1,184,741
					617,104			1,176,559

The counterparties in these contracts are constantly monitored based on the analysis of their respective ratings and Credit Default Swaps – CDS. Braskem has many bilateral risk mitigators in its derivative contracts, such as the possibility of depositing or requesting deposits of a guarantee margin from the counterparties it deems convenient.

Financial hedge instruments designated and not designated for hedge accounting are presented in the balance sheet at their fair value in an asset or liability account depending on whether the fair value represents a positive or a negative balance to Braskem, respectively, and are necessarily classified as "held-for-trading". The regular changes in the fair value are recognized as financial income or expense in the period in which they occur, except when designated and qualified for hedge accounting.

Braskem S.A.

Notes to the financial statements

at December 31, 2015

All amounts in thousands, except as otherwise stated

All financial hedge instruments held at December 31, 2015 were contracted on Over the Counter - OTC markets with large financial counterparties under global derivative contracts in Brazil or abroad and its fair value is classified as Level 2.

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

The effective portion of the changes in the fair value of hedge derivatives and of the exchange variation of financial liabilities designated and qualified as sales flow hedge is recognized in equity, under “Other comprehensive income”. These amounts are transferred to profit or loss for the periods in which the hedged item affects the financial results. The ineffective portion is recognized immediately in profit or loss as “Financial result.”

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

(a)               Non-hedge accounting transactions

(a.i)     Currency swaps

            The subsidiary Braskem Argentina has receivables and cash in Argentine peso. Due to the Company’s risk management strategy, Argentine peso–U.S. dollar swap operations were contracted with the purpose of mitigating exchange risk, hedging the amount generated by Braskem operations in the country.

Identification	Nominal value	Hedge	Maturity		Fair value
	US$	(argentine peso / US$)		2015	2014
NDF I	15,000	9.1100	February-2015		606
NDF II	10,000	9.1100	February-2015		404
NDF III	10,000	9.1000	February-2015		373
NDF XXII	20,000	10.7000	February-2015	(16,329)
NDF XXIII	34,000	11.5000	March-2016	(22,661)
	89,000			(38,990)	1,383

Derivatives operations
Current assets				(41,046)
Current liabilities				2,056	1,383
Total				(38,990)	1,383

Braskem S.A.

Notes to the financial statements

at December 31, 2015

All amounts in thousands, except as otherwise stated

(b)               Hedge accounting transactions

(b.i)     Exchange rate swap linked to NCEs

In line with the Company’s risk management strategy and based on its Financial Policy, the Management contracted swap operations to offset the CDI and currency risks arising from the financings mentioned in Note 14(c), by maintaining its exposure to long-term financial liabilities in the U.S. dollar.

To measure the fair value of derivatives, Braskem adopts PTAX disclosed by the Central Bank on December 31, 2015 as USD/BRL benchmark rate. Due to the high volatility of exchange rate on December 31, 2015, the exchange rate disclosed by the Central Bank differed slightly from the year-end.

Identification		Hedge	Maturity
		(exchange variation		Fair value
	Nominal value	+ interest rate)		2015	2014
Swap NCE I	200,000	6.15%	August 2019	301,325	155,961
Swap NCE II	100,000	6.15%	August 2019	147,021	75,373
Swap NCE III	100,000	6.15%	August 2019	144,496	73,565
Swap NCE IV	100,000	5.50%	April 2019	124,071	57,906
Swap NCE V	100,000	5.50%	April 2019	123,966	57,831
Swap NCE VI	150,000	7.90%	April 2019	203,675	80,506
Swap NCE VII	100,000	4.93%	April 2019	127,571	59,686
Total	850,000			1,172,125	560,828

Derivatives operations
Current assets				(12,616)	(33,555)
Non-Current liabilities				1,184,741	594,383
Total				1,172,125	560,828

(b.ii)       Hedge operation by Braskem Idesa related to project finance

(b.ii.i)    Interest rate swap linked to Libor

Identification	Nominal value	Hedge	Maturity		Fair value
	US$	(interest rate per year)		2015	2014
Swap Libor I	299,996	1.9825%	May-2025	7,997	790
Swap Libor II	299,996	1.9825%	May-2025	8,050	870
Swap Libor III	299,996	1.9825%	May-2025	7,956	775
Swap Libor IV	129,976	1.9825%	May-2025	3,465	330
Swap Libor V	132,996	1.9825%	May-2025	3,569	386
Swap Libor VI	149,932	1.9825%	May-2025	4,036	391
Total	1,312,892			35,073	3,542

Derivatives operations
Non-Current assets				(12,280)	(39,350)
Current liabilities				47,353	42,892
Total				35,073	3,542

This hedge operation shares the same guarantees with the Project Finance.

Braskem S.A.

Notes to the financial statements

at December 31, 2015

All amounts in thousands, except as otherwise stated

(c)               Value at risk

The value at risk of the derivatives held by Braskem which is defined as the loss that could result in one month as from December 31, 2015, with a probability of 5%, and under normal market conditions, was estimated by the Company at US$58,452 for the NCE exchange swap (Note 16.2.1(b.i)), US$5,180 for U.S. dollar to Argentine peso swap (Note 16.2.1 (a.i)); US$318 to the interest rate NCE swap and US$22,492 for the swap of Libor related to Braskem’s project in Mexico.

16.3          Non-derivative financial liabilities designated to hedge accounting

(a.i)     Future exports in U.S. dollars

On May 1, 2013, Braskem S.A. designated non-derivative financial instrument liabilities, denominated in U.S. dollars, as hedge for the flow of its highly probable future exports. Thus, the impact of exchange rates on future cash flows in dollars derived from these exports will be offset by the foreign exchange variation on the designated liabilities, partly eliminating the volatility of results. The exchange rate at the date of designation was US$1: R$2.0017.

Hedged exports amounted to US$6,757,231, as shown below:

Total nominal value
US$

2016	839,447
2017	829,685
2018	787,894
2019	733,980
2020	724,000
2021	716,000
2022	719,000
2023	718,372
2024	688,853
6,757,231

The Company considers these exports in the selected period (2016/2024) as highly probable, based on the following factors:

  In the last five years, Braskem S.A. exported an average US$4,8 billion per year, which represents around 5 to 6 times the annual exports of the hedged exports.
  Hedged exports represent between 15% and 25% of the export flows planned by the Company.
  The exports of the Company are not sporadic or occasional, but constitute an integral part of its strategy and of the petrochemical business, in which competition is global.

Braskem S.A.

Notes to the financial statements

at December 31, 2015

All amounts in thousands, except as otherwise stated

On December 31, 2015, the original maturities of the financial liabilities designated as this hedge, within the scope of the consolidated balance sheet, were as follows:

Total nominal value
US$

2016	2,258,395
2017	105,143
2018	1,152,281
2019	444,236
2020	570,782
2021	1,017,703
2022	519,837
2024	688,854
6,757,231

As the two preceding charts show, export and settlement flows of designated liabilities are not necessarily equivalent per year. To ensure the continuity of the proposed relationship, the Company, in keeping with its hedge strategy, plans to refinance and/or substitute these hedge instruments to adjust them to the schedule and value of the hedged exports. In this regard, the financing facilities considered in the hedge position (export credit notes, bonds and export prepayment agreements) will be renegotiated in accordance with the needs of the Company and in line with its strategy The Company may also substitute financing facilities designated as hedge, always seeking to maintain the proposed protection. Trade payables, especially naphtha, were also considered in the transaction. The rollover or substitution of these liabilities are also considered in the strategy of this hedge. The rollover or replacement of the hedge instrument are provided for in IAS 39(paragraph 91). It is important to note that the long period of export flows does not affect the ability of the Company to rollover and/or refinance its liabilities. If the refinancing and/or rolling over of these liabilities does not occur, the exchange variation related to the period in which the hedge was in effect will be recorded under “Other comprehensive income” until the exports are realized.

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

The realizations expected for 2016 will occur through the payments of financial instruments in conformity with exports made, and the exchange variation recorded in “Other comprehensive income” will be written off to the financial results. Below is the quarterly schedule of hedged exports in 2016:

Total nominal
value US$

First quarter	206,951
Second quarter	210,752
Third quarter	210,835
Fourth quarter	210,909
839,447

Braskem S.A.

Notes to the financial statements

at December 31, 2015

All amounts in thousands, except as otherwise stated

(a.ii)     Liabilities related to the Project Finance of future sales in U.S. dollar

On October 1, 2014, the subsidiary Braskem Idesa designated its liabilities in the amount of R$2,878,936 related to Project Finance, denominated in U.S. dollar, as hedge instruments to protect highly probably future sales flows. Due to the new disbursements by the project's financiers in April and September 2015 (Note 15), Braskem Idesa designated the respective amounts of US$290,545 and US$23,608 for hedge accounting. Therefore, the impact of exchange variation on future flows of sales in U.S. dollar derived from these sales in dollar will be offset by the exchange variation on the designated liabilities, partially eliminating the volatility in the results of the subsidiary.

The Management of Braskem Idesa believes these exports are highly probable, based on the following:

  The hedged flow corresponds to less than 15% of the planned revenue flow of the project over the designated period.
  The financing was obtained through a Project Finance structure and will be repaid exclusively through the cash generation of the project (Note 15). Therefore, the existence of the debit is directly associated with the highly probable nature of the future sales in U.S. dollar.
  In Mexico, domestic sales can be made in U.S. dollar. As part of its commercial strategy, Braskem Idesa began, in 2013, to sell in the domestic market products imported from Brazil and other countries (“pre-marketing”). Confirming the feasibility of invoicing sales in the domestic market in U.S. dollar, part of the sales in the pre-marketing phase are being carried out in said currency.
  The plant will supply products mainly to Mexico, a market characterized by a shortfall of polyethylene and the supply of feedstock at prices below the reference price adopted by its main competitors. These factors favor its sales in the market.

On December 31, 2015, hedged sales and the maturities of financial liabilities amounted to US$3,193,089 and were distributed as follows:

Nominal value
US$

2016	67,774
2017	183,253
2018	221,790
2019	229,270
2020	266,690
2021	303,392
2022	253,204
2023	333,093
2024	359,559
2025	357,903
2026	309,240
2027	152,103
2028	124,654
2029	31,164
3,193,089

For the purposes of analyzing the prospective and retroactive effectiveness of the transactions, the Company used the dollar offset and volatility reduction coefficient methods, respectively.

Braskem S.A.

Notes to the financial statements

at December 31, 2015

All amounts in thousands, except as otherwise stated

The realizations expected for 2016 will occur as of May through the beginning of payments of project finance, and the exchange variation recorded in “Other comprehensive income” will be written off to the financial results. Below is the quarterly schedule of hedged exports in 2016:

Total nominal
value US$

Second quarter	16,359
Third quarter	25,084
Fourth quarter	26,331
67,774

16.4          Credit quality of financial assets

(a)               Trade accounts receivable

Virtually none of Braskem’s clients have risk ratings assigned by credit rating agencies. For this reason, Braskem developed its own credit rating system for all accounts receivable from domestic clients and for part of the accounts receivable from foreign clients. Braskem does not apply this rating to all of its foreign clients because most accounts receivable from them are covered by an insurance policy or letters of credit issued by banks. On December 31, 2015, the credit ratings for the domestic market were as follows:

				(%)
			2015	2014
1	Minimum risk		7.67	5.09
2	Low risk		42.84	40.23
3	Moderate risk		33.07	30.81
4	High risk		13.74	23.15
5	Very high risk	(i)	2.69	0.72

(i) Most clients in this group are inactive and the respective accounts are in the process of collection actions in the courts. Clients in this group that are still active buy from Braskem and pay in advance.

Default indicators for the years ended:

	Last 12 months
	Domestic market	Export market
December 31, 2015	0.39%	0.70%
December 31, 2014	0.65%	0.18%
December 31, 2013	0.14%	0.13%

Braskem S.A.

Notes to the financial statements

at December 31, 2015

All amounts in thousands, except as otherwise stated

(b)               Other financial assets

In order to determine the credit ratings of counterparties of assets recorded in “Cash and cash equivalents” and “Financial investments”, Braskem uses the following credit rating agencies: Standard & Poor’s, Moody’s and Fitch Ratings. Braskem’s Financial Policy determines “A-” as the minimum rating for financial investments.

		2015	2014
Financial assets with risk assessment
AAA		5,982,393	3,765,527
AA		27,753	65,304
AA-		163,188
A+		1,076,803	53,229
A		69,576	180,233
A-		120,219	13,648
		7,439,932	4,077,941
Financial assets without risk assessment
Quotas of investment funds in credit rights	(i)	46,193	42,495
Other financial assets with no risk assessment		963	5,146
		47,156	47,641
Total		7,487,088	4,125,582

(i)         Investiments approved by Management of the Company, as permitted by policy.

16.5          Sensitivity analysis

Financial instruments, including derivatives, may be subject to changes in their fair value as a result of the variation in commodity prices, foreign exchange rates, interest rates, shares and share indexes, price indexes and other variables. The sensitivity of the derivative and non-derivative financial instruments to these variables are presented below:

(a)               Selection of risks

On December 31, 2015, the main risks that can affect the value of Braskem’s financial instruments are:

•      Brazilian real/U.S. dollar exchange rate;

•      Mexican peso/Brazilian real exchange rate;

•      Libor floating interest rate;

•      Selic interest rate;

•      CDI interest rate; and

•      TJLP interest rate.

For the purposes of the risk sensitivity analysis, Braskem presents the exposures to currencies as if they were independent, that is, without reflecting in the exposure to a foreign exchange rate the risks of the variation in other foreign exchange rates that could be directly influenced by it.

Braskem S.A.

Notes to the financial statements

at December 31, 2015

All amounts in thousands, except as otherwise stated

(b)               Selection of scenarios

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

(b.1)    Probable scenario

The Market Readout published by the Central Bank of Brazil on December 31, 2015 was used to create the probable scenario for the U.S. dollar/Brazilian real exchange rate, the Selic interest rate and the CDI interest rate, using that same date as reference. The Market Readout presents a consensus of market expectations based on a survey of the forecasts made by various financial and non-financial institutions. According to the Market Readout, at the end of 2016, the U.S. dollar will appreciate by 7.23% against the Brazilian real compared to end-2015, and the CDI and Selic rate will reach 14.97%.

The probable scenario for the TJLP is an increase of 0.50% from the current rate of 7.5%, in line with the size of the Government’s most recent decisions to increase or decrease the rate. The Market Readout does not publish forecasts for the Libor interest rate. Therefore, to determine the probable scenario, Braskem considered a 5% increase on current market levels.

Braskem S.A.

Notes to the financial statements

at December 31, 2015

All amounts in thousands, except as otherwise stated

(b.2)    Possible and extreme adverse scenarios

The sensitivity values in the table below are the changes in the value of the financial instruments in each scenario:

		Possible adverse	Extreme adverse
Instrument / Sensitivity	Probable	(25%)	(50%)

Brazilian real/U.S. dollar exchange rate
Bonds and MTN	(1,525,934)	(4,193,740)	(8,387,480)
BNDES	(37,212)	(102,269)	(204,538)
Working capital / structured operations	(301,310)	(828,093)	(1,656,186)
Export prepayments	(48,198)	(132,463)	(264,927)
Project finance	(1,114,381)	(3,062,665)	(6,125,331)
Financial investments abroad	(23,270)	(63,952)	(127,904)
Swaps	(189,726)	(331,701)	(853,128)
Financial investments abroad	561,061	1,541,971	3,083,941

Mexican peso/Brazilian real
Project finance	(3,322)	(6,693)	(13,385)

Libor floating interest rate
Working capital / structured operations	(3,987)	(19,937)	(39,874)
Export prepayments	(3,316)	(16,582)	(33,165)
Swaps	(8,840)	(14,209)	(28,658)

Selic interest rate
BNDES	(19,358)	(101,073)	(216,258)

CDI interest rate
Swaps Export credit notes	(23,784)	(122,213)	(256,225)
Foreign loans / other in local currency	(537)	(2,741)	(5,702)
Agricultural credit note	(35,039)	(184,950)	(401,253)
Swaps NCE	(107)	(443)	(84,010)
Financial investments in local currency	8,851	43,829	87,740

	Probable	Possible adverse	Extreme adverse
Instrument / Sensitivity	7.5%	8.0%	8.5%

TJLP interest rate
BNDES	178	361	548
FINEP	(29,907)	(60,106)	(90,597)
Other government agents	(64)	(130)	(197)

Braskem S.A.

Notes to the financial statements

at December 31, 2015

All amounts in thousands, except as otherwise stated

17                Taxes payable

	2015	2014

Brazil
IPI	61,784	53,536
IR and CSL	175,963	31,474
ICMS	149,811	99,328
Other	88,198	45,177

Other countries
IR	238,645
Value-added tax	56,975	4,576
Total	771,376	234,091

Current liabilities	744,660	203,392
Non-current liabilities	26,716	30,699
Total	771,376	234,091

18                Ethylene XXI Project Loan

The contribution made by the shareholders to the subsidiary Braskem Idesa project (Note 11(d)) can be made via capital or subordinated loan. The loan recorded under this item of the balance sheet is owed to the non-controlling shareholder of Braskem Idesa, and will be paid exclusively with the cash generation from the project. Since this is a subordinated loan to the project finance (Note 15), it will be paid only when a series of obligations related to project finance have been fulfilled. Such obligations include, but are not limited to: (i) debt service payments envisaged until the date; (ii) maintenance of the balance required in the project reserve accounts; and (iii) achievement of specific liquidity and coverage indices prospectively and retrospectively. The loan is denominated in U.S. dollar, carries interest of 7% p.a., and its payment schedule depends on the project’s cash flow.

Braskem S.A.

Notes to the financial statements

at December 31, 2015

All amounts in thousands, except as otherwise stated

19                Income tax (“IR”) and social contribution (“CSL”)

19.1          Reconciliation of the effects of income tax and social contribution on profit or loss

		2015	2014	2013

Income before IR and CSL		4,559,685	1,178,565	963,948

IR and CSL at the rate of 34%		(1,550,293)	(400,712)	(327,742)

Permanent adjustments to the IR and CSL calculation basis
IR and CSL on equity in results of investees		755	23,815	(1,096)
Effects from pre-payment of taxes			41,046	8,539
IR and CSL accrued in previous years				1,236
Other permanent adjustments	(i)	(111,367)	(116,413)	(137,847)

Effect of IR and CSL on results of operations		(1,660,905)	(452,264)	(456,910)

Breakdown of IR and CSL:

Current IR and CSL		(406,336)	(57,806)	(45,218)
Deferred IR and CSL		(1,254,569)	(394,458)	(411,692)
Total		(1,660,905)	(452,264)	(456,910)

(i)       Includes the impact from the difference between IR/CSL tax rate in Brazil (34%) used for the preparation of this note and the tax rates in countries where the subsidiaries abroad are located, as follows:

	Official rate - %
	Headquarters
	(Country)	2015

Braskem Alemanha	Germany	31.00
Braskem America e Braskem America Finance	USA	35.00
Braskem Argentina	Argentina	35.00
Braskem Austria e Braskem Austria Finance	Austria	25.00
Braskem Petroquímica Chile	Chile	22.50
Braskem Holanda, Braskem Holanda Finance e Braskem Holanda Inc	Netherland	25.00
Braskem Idesa, Braskem Idesa Serviços, Braskem México
Braskem México Serviços e Braskem México Sofom	Mexico	30.00

The effective rate is 36.43% (2014 – 38.37% and 2014 – 47.40%).

19.2          Deferred income tax and social contribution

The income tax (“IR”) and social contribution (“CSL”) recorded in the year are determined on the current and deferred tax basis. These taxes are calculated on the basis of the tax laws enacted at the balance sheet date in the countries where the Company operates and are recognized in the statement of operations, except to the extent they relate to items directly recorded in equity.

Deferred income tax and social contribution are mainly recognized on the following bases: (i) tax losses and social contribution tax loss carryforwards; (ii) temporarily non-taxable and nondeductible income and expenses, respectively; (iii) tax credits and expenses that will be reflected in the books in subsequent periods; and (iv) asset and liability amounts arising from business combinations that will be treated as income or expenses in the future and that will not affect the calculation of income tax and social contribution.

Braskem S.A.

Notes to the financial statements

at December 31, 2015

All amounts in thousands, except as otherwise stated

(a)               Breakdown of and changes in deferred IR and CSL

Assets	As of December 31, 2014	Impact on the P&L	Impact on the equity	As of December 31, 2015
Tax losses (IR) and negative base (CSL)	444,406	1,700,392		2,144,798
Goodwill amortized	7,411	(1,394)		6,017
Exchange variations	1,302,801	1,623,094		2,925,895
Temporary adjustments	789,330	(41,310)	(697,392)	50,628
Business combination	187,859	1,544		189,403
Pension plan	104,227	(104,227)
Deferred charges - write-off	24,854	(4,006)		20,848
	2,860,888	3,174,093	(697,392)	5,337,589

Liabilities
Amortization of goodwill based on future profitability	699,179	35,840		735,019
Tax depreciation	694,039	121,204		815,243
Exchange variations	(1,273)	1,273
Temporary differences	416,230	711,771	(606,971)	521,030
Business combination	232,301	(15,119)		217,182
Write-off negative goodwill of incorporated subsidiaries	594	(594)
Additional indexation PP&E	124,762	(14,031)		110,731
Hedge accounting		3,573,540	(3,573,540)
Amortization of fair value adjustments on the assets from the acquisiton of Quattor	313,422	(23,894)		289,528
Other	114,918	38,672		153,590
	2,594,172	4,428,662	(4,180,511)	2,842,323

Net	266,716	(1,254,569)	3,483,119	2,495,266

Presentation in the balance sheet:
Non-current assets	870,206			3,226,507
(-) Non-current liabilities	603,490			731,241

Braskem S.A.

Notes to the financial statements

at December 31, 2015

All amounts in thousands, except as otherwise stated

(b)               Net balance of deferred income and social contribution tax assets and liabilities

(c)

				2015
	Headquarters		IR and CSL
	(Country)	Asset	Liability	Balance

Assets
Braskem S.A.	Brazil	4,146,404	(1,967,050)	2,179,354
Braskem Argentina	Argentina	8,235		8,235
Braskem Alemanha	Germany	104,785		104,785
Braskem Idesa	Mexico	890,723	(65,306)	825,417
Braskem México Serviços	Mexico	2,894		2,894
Quantiq	Brazil	7,811	(1,623)	6,188
Braskem Petroquímica - business combination effects	Brazil	99,634		99,634
		5,260,486	(2,033,979)	3,226,507
Liabilities
Braskem Petroquímica - business combination effects	Brazil		(138,029)	(138,029)
Braskem Petroquímica	Brazil	76,978	(160,812)	(83,834)
Petroquímica Chile	Chile		(509,328)	(509,328)
Braskem America	USA	125	(175)	(50)
		77,103	(808,344)	(731,241)

				2014
	Headquarters		IR and CSL
	(Country)	Asset	Liability	Balance

Assets
Braskem S.A.	Brazil	2,328,160	(1,834,857)	493,303
Braskem Argentina	Argentina	3,772		3,772
Braskem Alemanha	Germany	88,999		88,999
Braskem Idesa	Mexico	231,504	(52,463)	179,041
Quantiq	Brazil	8,393	(1,392)	7,001
Braskem Petroquímica and Braskem Qpar - business combination effects	Brazil	98,090		98,090
		2,758,918	(1,888,712)	870,206

Liabilities
Braskem Petroquímica and Braskem Qpar - business combination effects	Brazil		(150,951)	(150,951)
Braskem Petroquímica	Brazil	101,919	(149,897)	(47,978)
Petroquímica Chile	Chile	51	(84)	(33)
Braskem America	USA		(404,528)	(404,528)
		101,970	(705,460)	(603,490)

The tax losses and negative social contribution bases do not expire under the Brazilian taxation regime and tax losses do not expire in Germany.

Braskem S.A.

Notes to the financial statements

at December 31, 2015

All amounts in thousands, except as otherwise stated

(c)        Realization of deferred income tax and social contribution

		Balance at				Realization
		December 31,		2017 and	2019 and	2021
Assets	Note	2015	2016	2018	2020	thereafter

Tax losses (IR) and negative base (CSL)	(i)	2,144,798	137,840	780,823	772,028	454,107
Goodwill amortized		6,017	1,102	1,820	965	2,130
Exchange variations	(ii)	2,925,895				2,925,895
Temporary adjustments	(iii)	50,628	22,300	1,216	802	26,310
Business combination	(iv)	189,403				189,403
Deferred charges - write-off	(v)	20,848	9,273	11,575
Total assets		5,337,589	170,515	795,434	773,795	3,597,845

Liabilities

Amortization of goodwill based on future profitability	(vi)	735,019				735,019
Tax depreciation	(vii)	815,243				815,243
Temporary differences	(viii)	521,030	54,074	108,147	109,737	249,072
Business combination	(ix)	217,182	15,018	30,036	30,036	142,092
Additional indexation PP&E	(x)	110,731	11,085	22,170	22,170	55,306
Amortization of fair value adjustments on the assets from the acquisiton of Quattor	(ix)	289,528	66,591	66,591	66,591	89,755
Other		153,590				153,590
Total liabilities		2,842,323	146,768	226,944	228,534	2,240,077

Net		2,495,266	23,747	568,490	545,261	1,357,768

 Basis for constitution and realization:

(i)         In Brazil and Germany, the use of tax losses is limited to the taxable income for the year. In Brazil, this limit is 30%, whereas in Germany is 60%.

(ii)       In Brazil, the Company opted to tax exchange variation of assets and liabilities denominated in foreign currency under the cash method. Thus, this variation will be realized as assets and liabilities are received/paid. For accounting purposes, exchange variation is recognized under the accrual basis, which results in deferred IR and CSL.

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

(vi)     Goodwill for the future profitability of the merged companies not amortized since the adoption of Law 11,638/07. Tax realization is associated with the write-off of goodwill-generated assets due to impairment or any other reason.

(vii)    For calculation of IR and CSL, assets are depreciated at rates higher than those used for accounting purposes. As tax depreciation is exhausted, these deferred IR and CSL start to be realized.

(viii)  Revenues whose taxation will occur in subsequent periods.

(ix)     Fair value adjustments on property, plant and equipment and intangible assets identified in business combinations, whose tax realization is based on the depreciation and amortization of these assets.

(x)       Additional adjustment of property, plant and equipment, whose tax realization is based on the depreciation of assets.

Considering the limitations to the use of tax losses in Brazil and Germany and the known impacts on the position of deferred taxes, the Company estimates that it will be necessary to generate taxable income of around R$3,748,648 in the following years to realize its deferred tax assets registered on December 31, 2015.

Braskem S.A.

Notes to the financial statements

at December 31, 2015

All amounts in thousands, except as otherwise stated

Annually, the Company revises its projection of taxable income based on its Business Plan (Note 3.1). If this projection indicates that the taxable income will not be sufficient to absorb the deferred taxes, the amount corresponding to portion of the asset that will not be recovered is written off.

19.3          Federal Law 12,973/14

Federal Law 12,973 of May 13, 2014, created from the conversion of Provisional Presidential Decree 627 of November 11, 2013, among others, revoked the Transitional Tax System (RTT) and included additional measures.

The provisions in this law are applicable from 2015, except in the event of early adoption in 2014. The Company opted for said early adoption.

20                Sundry provisions

		2015	2014
Measures to
Provision for customers rebates	(a)	46,929	66,702
Provision for recovery of environmental damages	(b)	127,227	102,534
Judicial and administrative provisions	(c)	554,479	412,811
Other		19,279	12,177
Total		747,914	594,224

Current liabilities		93,942	88,547
Non-current liabilities		653,972	505,677
Total		747,914	594,224

(a)               Provision for client bonus

Some sales agreements of Braskem provide for a rebate, in products, should some sales volumes be achieved within the year, six-month period or three-month period, depending on the agreement. The bonus is recognized monthly in a provision, assuming that the minimum contractual amount will be achieved. As it is recognized based on contracts, the provision is not subject to significant uncertainties with respect to their amount or settlement.

(b)               Provision for recovery of environmental damages

Braskem has a provision for future expenses for the recovery of environmental damages in some of its industrial plants. The amount provisioned corresponds to the best and most conservative estimate of the expenses required to repair the damages.

It is worth emphasizing that the Company is not legally obliged to recover areas because of its operations.

Braskem S.A.

Notes to the financial statements

at December 31, 2015

All amounts in thousands, except as otherwise stated

(c)               Judicial and administrative provisions

		2015	2014

Labor claims	(c.1)	158,711	141,240

Tax claims	(c.2)
Income tax and social contribution	(i)	48,252	35,682
PIS and COFINS	(ii)	49,266	39,145
ICMS - interstate purchases	(iii)	195,320	94,732
ICMS - other		36,965	12,559
Other		38,337	88,202

Societary claims and other		27,628	1,251
		554,479	412,811

(c.1)     Labor claims

The provision on December 31, 2015 is related to 642 labor claims, including occupational health and security cases (350 in 2014). The Company’s legal advisors estimate that the term for the termination of these types of claims in Brazil exceeds five years. The estimates related to the outcome of proceedings and the possibility of future disbursement may change in view of new decisions in higher courts. The Company’s management believes that the chances of having to increase the existing provision amount are remote.

(c.2)     Tax claims

On December 31, 2015, the main claims are the following:

(i)                 IR and CSL

The provisioned derives from assessments in the administrative level of income tax and social contribution on the foreign exchange variation in the account of investments in foreign subsidiaries in 2002. This assessment, which is conducted by Braskem Petroquímica, involves other issues for which provisions have not been accrued. There is no judicial deposit or other type of guarantee for this claim. The Company’s management expects this case to be concluded by 2018.

(ii)               PIS and COFINS

The Company is assessed for the payment of these taxes in many claims, such as:

•                Insufficient payment of COFINS for the period from March 1999 to December 2000, from February 2001 to March 2002, from May to July 2002 and September 2002 due to alleged calculation errors, and non-compliance with the widening the tax calculation base and increasing the contribution rate envisaged in Law 9,718/98;

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

Braskem S.A.

Notes to the financial statements

at December 31, 2015

All amounts in thousands, except as otherwise stated

•                Alleged non-taxation of revenue from foreign exchange variations, determined as a result of successive reductions in the capital of the associated company.

Guarantees were offered for these claims in the form of bank guarantee and finished products manufactured by the subsidiary Braskem Petroquímica, which, together, cover the amount of the claims. The Company’s management estimates that these cases should be terminated by 2020.

(iii)             ICMS - interstate purchases

In 2009, the merged company Braskem Qpar was assessed by the Finance Department of the State of São Paulo for the payment, at the administrative level, of ICMS due to the following alleged tax offenses:

•                Undue use of ICMS tax credits in the amount of R$53,478,602.51, in the periods from February/2004 to August/2005, November/2005 to February/2006, and September/2006 to January/2008, due to the recording of credits indicated in the invoices for the sale of “acrylonitrile”, issued by ACRINOR  ACRILONITRILA DO NORDESTE S/A, since the products were to be exported, and were therefore exempt from payment of ICMS tax;

•                The fine for the abovementioned tax offense corresponds to 100% of the principal value recorded, as per Article 527, item II, sub-item “j” jointly with paragraphs 1 and 10 of RICMS/SP;

•                Fine in the amount of 30% over R$459,722,144.84, due to the issue of invoices under CFOP 6,905, without the corresponding product outflow, based on the provisions of Article 527, item IV, sub-item “b” jointly with paragraphs 1 and 10 of RICMS/SP; and

•                Fine due to lack of presentation of tax documents requested under a specific deficiency notice, as per Article 527, item IV, sub-item “j” jointly with paragraphs 8 and 10 of RICMS/SP.

Once the administrative discussion reached an end in 2015, legal action was filed by the Company, in which an injunction was granted suspending the payment of the tax credit due to its illiquidity, until the São Paulo Treasury Department rectifies the debt amount, by applying interest on arrears and monetary restatement limited to the SELIC basic interest rate. Based on the decision obtained in the administrative proceeding and the opinion of courts regarding the matter, the external advisers recommended to update the provision to the probable amount for settlement of the litigation.

(d)               Changes in provisions

		Recovery of
		environmental	Legal
	Bonus	damage	provisions	Other	Total

December 31, 2014	66,702	102,534	412,811	12,177	594,224

Additions, inflation adjustments and exchange variation, net	11,269	66,336	260,287	7,102	344,994
Write-offs through usage and payments	(31,042)	(41,643)	(118,619)		(191,304)
December 31, 2015	46,929	127,227	554,479	19,279	747,914

Braskem S.A.

Notes to the financial statements

at December 31, 2015

All amounts in thousands, except as otherwise stated

21                Benefits offered to team members

21.1          Short-term benefits

	2015	2014	2013

Health care	126,545	108,841	91,340
Private pension	60,476	44,243	32,102
Transport	50,935	51,881	48,350
Feeding	27,755	27,453	23,665
Training	19,101	27,629	21,472
Other	18,789	18,167	14,344
	303,601	278,214	231,273

21.2          Post-employment benefits

21.2.1    Retirement plans - defined benefit plans and health plants

Braskem America

The subsidiary Braskem America is the sponsor of Novamont, which is a defined benefit plan of the employees of the plant located in the State of West Virginia. At December 31, 2015, the plan has 42 active participants (53 in 2014) and 168 assisted participants (152 in 2014). The contributions by Braskem America in the year amount to R$3,557 (R$3,094 in 2014). The participants made no contributions in 2015 and 2014.

Braskem Alemanha

The subsidiary Braskem Alemanha is the sponsor of the defined benefit plan of the employees of that subsidiary. At December 31, 2015, the plan has 128 active participants (136 in 2014) and the contributions by Braskem in the year amount to R$102 (R$ 72 in 2014). The participants made no contributions in 2015 and 2014.

Health plan

According to Brazilian laws, the type of health plan offered by the Company, named contributory plan, ensures to the participant who retires or is dismissed without cause the right to remain in the plan with the same assistance coverage conditions they had during the employment term, provided they assume the full payment of the plan (company’s part + participant’s part). This right is granted as follows:

(i)          The participant who was dismissed without cause has the right to remain in the health plan for more 1/3 (one-third) of the plan contribution period, considering the minimum six-month period and the maximum twenty-four-month period.

(ii)          The participant who retires and contributes to the plan due to employment relationship over at least ten (10) years has the right to remain in the health plan for undetermined period. Should the participant have contributed for less than 10 years, they will have the right to remain ad a beneficiary for one (1) more year for each contribution year.

In addition to the right granted to the former participants who retired or were dismissed without cause, the Brazilian laws also establish rules for the amount charged by the plan based on beneficiaries’ age bracket. One of these rules define that the amount charged for the highest age bracket may not be six (6) times larger than the amount charged for the lowest age bracket. Thus, the amount charged from the lowest age bracket plans comprises a “subsidy” for highest age bracket plans. This subsidy is also supported by contributions from the Company. On other words, the amount charged from the participants included in the highest age brackets is not enough to cover their expenses. With this in mind, the Company sought for information and criteria to measure on an actuarial basis its current obligation for this future subsidy. Below is the conclusion of this study:

Braskem S.A.

Notes to the financial statements

at December 31, 2015

All amounts in thousands, except as otherwise stated

(i)                 Amounts in balance sheet

	2015	2014

Defined benefit
Novamont Braskem America	23,722	18,356
Braskem Alemanha	76,819	50,820
	100,541	69,176
Health care
Bradesco saúde	54,166
	154,707	69,176

Benefit obligations	(146,936)	(100,398)
Health care	(54,166)
Total obligations	(201,102)	(100,398)
Fair value of plan assets	46,395	31,222
Funded status of the plan	(154,707)	(69,176)
Consolidated net balance (current liabilities)	(154,707)	(69,176)

(ii)               Change in obligations

	2015	2014	2013

Balance at beginning of year	100,398	67,668	56,338
Health care	54,166
Current service cost	5,085	2,943	2,593
Interest cost	4,699	3,277	2,561
Special retirement	515
Reduction plan	734
Benefits paid	(3,397)	(1,927)	(1,693)
Change plan		1,713
Actuarial losses (gain)	(330)	20,766	(909)
Reduction plan (curtailment)		1,663
Exchange variation	39,232	4,295	8,778
Balance at the end of the year	201,102	100,398	67,668

Braskem S.A.

Notes to the financial statements

at December 31, 2015

All amounts in thousands, except as otherwise stated

(iii)             Change in fair value plan assets

	2015	2014	2013

Balance at beginning of year	31,222	23,599	19,736
Actual return on plan assets	156	3,343	1,158
Employer contributions	3,659	3,166	1,392
Benefits paid	(3,103)	(1,894)	(1,619)
Exchange variation	14,461	3,008	2,932
Balance at the end of the year	46,395	31,222	23,599

(iv)             Amounts recognized in profit or loss

	2015	2014	2013

Health care	54,166	2,957	2,593
Current service cost	5,085	3,277	2,547
Interest cost	4,699	(2,045)	(1,614)
Expected return on plan assets	(3,409)	135	675
Amortization of actuarial loss	1,519	119	119
Amortization of unrecognized service cost	418
Actuarial losses	34	12,511
	62,512	16,954	4,320

The amounts recognized in the statement of operations refer to transactions involving the defined benefit plans that are recognized in “Other operating income (expenses), net” and in “Financial results”, depending on their nature.

(v)               Actuarial assumptions

							(%)
			2015		2014		2013
	Health	United		United		United
	insurance	States	Germany	States	Germany	States	Germany

Discount rate	7.22	4.20	3.75	4.20	3.75	5.00	3.75
Inflation rate	6.50	n/a	2.00	3.00	1.51	3.00	1.51
Expected return on plan assets	n/a	7.50	n/a	7.50	n/a	7.50	n/a
Rate of increase in future salary levels	n/a	n/a	3.00	n/a	3.00	n/a	3.00
Rate of increase in future pension plan	n/a	n/a	n/a	n/a	n/a	n/a	n/a
Aging factor	2.5	n/a	n/a	n/a	n/a	n/a	n/a
Medical inflation	3.5	n/a	n/a	n/a	n/a	n/a	n/a
Duration	35.55	n/a	n/a	n/a	n/a	n/a	n/a

(vi)             Hierarchy of fair value assets

On December 31, 2015, the balance of the fair value of assets is represented by the assets of the Novamont defined benefit plan, which has a level-1 fair value hierarchy.

Braskem S.A.

Notes to the financial statements

at December 31, 2015

All amounts in thousands, except as otherwise stated

(vii)           Sensitivity analysis

	Impact on the defined benefit obligation
	Premise change			Premise increase			Premise reduction
	Health	United		Health	United		Health	United
	insurance	States	Germany	insurance	States	Germany	insurance	States	Germany
Discount rate	1%	0.5%	0.5%	13,282	4,233	8,008	(17,950)	4,690	8,967
Real medical inflation	1%	n/a	n/a	17,537	n/a	n/a	(10,389)	n/a	n/a
Rate of increase in future salary levels	n/a	n/a	0.5%	n/a	n/a	4,072	n/a	n/a	(3,816)
Rate of increase in future pension plan	n/a	n/a	0.3%	n/a	n/a	2,417	n/a	n/a	(2,340)
Life expectancy	n/a	n/a	1 year	n/a	n/a	1,834	n/a	n/a	(1,915)
Mortality rate	n/a	10.0%	n/a	n/a	1,991	n/a	n/a	2,175	n/a

				Health insurance - Impact on cost of services and interests costs
				Premise change		Premise increase		Premise reduction
				Cost of	Iterests	Cost of	Iterests	Cost of	Iterests
				services	costs	services	costs	services	costs
Discount rate				1%	1%	(75)	(365)	125	447
Real medical inflation				1%	1%	135	622	(46)	(369)

21.2.2    Retirement plan - defined contribution

The Braskem S.A. and the subsidiaries in Brazil sponsor a defined contribution plan for its employees managed by ODEPREV, a private pension plan entity. ODEPREV offers its participants, which are employees of the sponsoring companies, an optional defined contribution plan in which monthly and additional participant contributions and monthly and annual sponsor contributions are made to individual pension savings accounts. For this plan, the sponsors pay contributions to private pension plan on contractual or voluntary bases. As soon as the contributions are paid, the sponsors do not have any further obligations related to additional payments.

At December 31, 2015, the number of active participants in ODEPREV totals 5,331 (5,545 in 2014). The contributions made by the sponsors in the year amount to R$29,852 (R$28,245 in 2014) and the contributions made by the participants amounted to R$50,899 (R$50,227 in 2014).

21.2.3 Others – Petros Plan

On January 6, 2015, the Brazilian Private Pension Plan Superintendence (PREVIC - Superintendência Nacional de Previdência Complementar) issued an official letter to the Management of Braskem requesting the contribution related to the capital deficit of the Petros Copesul plan on the date of the withdrawal of the sponsorship (October 2012), restated by the IPCA consumer price index + 6% p.a. through December 31, 2014. The amount, restated as mentioned earlier, was settled in February 2015 in the amount of R$358,563.

22                Other accounts payable

(a)               Non-current

This includes the amount payable to BNDESPAR due to the acquisition of shares issued by Riopol within the scope of the business combination of Quattor, in 2010. The balance payable, on December 31, 2015, is R$273,294 (2014 – R$296,970).

Braskem S.A.

Notes to the financial statements

at December 31, 2015

All amounts in thousands, except as otherwise stated

The acquisition price will be paid in three installments, with restatement by the TJLP, as follows:

•                Payment made on June 11, 2015, the amount corresponding to 15% of the purchase price;

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

The balance of contingent liabilities as of December 31, 2015 and 2014 is as follows:

		2015	2014

Labor claims	(a)	587,861	463,001
Tax claims	(b)	5,858,112	5,477,192
Other lawsuits	(c)	576,096	447,411
Total		7,022,069	6,387,604

(a)               Labor

The amount at December 31, 2015 is related to 1,127 indemnity and labor claims. Among these claims are:

(a.1)    Class actions filed by the Union of Workers in the Petrochemical and Chemical Industries in Triunfo (RS), in the second quarter of 2005, claiming the payment of overtime amounting to R$40 million. The Management of the Company does not expect further disbursements to terminate these lawsuits.

All lawsuits in progress are with the Superior Labor Court and Management expects them to be judged in 2016. No judicial deposit or other form of security was accrued for these claims.

(a.2)    Class actions filed by the Union of Workers in the Petrochemical and Chemical Industries in Triunfo (RS) in the third quarter of 2010 claiming the payment of overtime referring to work breaks and integration into base salary of the remunerated weekly day-off amounting to R$338 million. The Management of the Company does not expect to disburse any amounts upon their closure.

The claims are being analyzed by the Superior Labor Court, and the appeal against the motions by the Union were not accepted. The Company expects the cases will be granted a final and unappealable decision in the last quarter of 2016. No judicial deposit or other form of security was accrued for these claims.

Braskem S.A.

Notes to the financial statements

at December 31, 2015

All amounts in thousands, except as otherwise stated

(b)               Tax

On December 31, 2015, the main tax contingencies, grouped by matter and totaling, at least, R$60 million, are the following

(b.1)    ICMS

The Company is involved in many ICMS collection claims related to assessment notices drawn up mainly by the Finance Department of the States of São Paulo, Rio de Janeiro, Rio Grande do Sul, Bahia and Alagoas. On December 31, 2015, the adjusted amounts of these claims total R$576 million and the claims include the following matters:

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

•           ICMS credit arising from the acquisition of assets to be used in property, plant and equipment, which is considered by the Revenue Services as not being related to the production activity, such as laboratory equipment, material for the construction of warehouses, security equipment, etc.

•           internal transfer of finished products for an amount lower than the production cost;

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

No judicial deposit or other form of security was accrued for most of these claims, as they are still being discussed administratively.

Braskem S.A.

Notes to the financial statements

at December 31, 2015

All amounts in thousands, except as otherwise stated

(b.2)    PIS and COFINS sundry

The Company is involved in collection actions related to PIS and COFINS assessments in the administrative and judicial courts, which discuss the alleged undue offsetting of credits arising from administrative proceedings and lawsuits, including: (i) Income Tax prepayments; (ii) FINSOCIAL; (iii) tax on net income (ILL); (iv) PIS-Decrees; and (v) the COFINS tax arising from the undue payment or payment in excess, as well the as COFINS levied on Interest on Capital.

On December 31, 2015, the adjusted amounts involved of these assessments total R$238 million.

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

The Company offered assets in guarantee, in the amount of R$58 million, which cover the amount exclusively involved in these claims.

(b.3)    PIS, COFINS, IR and CSL: taxation of tax losses and reductions in debits in connection with the installment payment program under MP 470/09

The Company was assessed for not recording as taxable the amounts of the credits from tax losses and social contribution tax loss carryforwards used to settle tax debits paid in installments under Provisional Presidential Decree 470/09. In the specific case of PIS/COFINS taxes, the assessment also includes the reductions applied to fines and interest arising from the adoption of the installment payment plan. Said tax credits and reductions of debits were not taxed, given the understanding of the Company that they did not represent taxable income.

On December 31, 2015, the inflation-adjusted amount of taxes recorded and tax effects of disallowances of income tax losses and social contribution tax loss carryforwards is R$1.4 billion. No guarantees have been accrued for these assessments.

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

(b.4)    Non-cumulative PIS and COFINS

The Company received a deficiency notice from the Brazilian Federal Revenue Service due to the use of non-cumulative PIS and COFINS tax credits in the acquisition of certain goods and services consumed in its production process. The matters whose chance of loss is deemed as possible are mainly related to the following: (i) effluent treatment services; (ii) charges on transmission of electricity; (iii) freight for storage of finished products; and (iv) extemporaneous credits from acquisitions of property, plant and equipment. These matters have already been contested at the administrative level and comprise the period from 2006 to 2011, and as of December 31, 2015 totaled R$817 million.

The Company's legal counsel, in view of the recent decisions by the Tax Resources Administrative Board and the evidence provided by the Company, assess as possible the chances of loss at the administrative and legal levels. Any changes in the court’s understanding of the position could cause future impacts on the financial statements of the Company due to such proceedings.

Braskem S.A.

Notes to the financial statements

at December 31, 2015

All amounts in thousands, except as otherwise stated

The Company’s external legal counsel expect the proceedings at administrative level to conclude in 2020.

No judicial deposit or other form of security was accrued for most of these claims, as they are still being discussed administratively.

(b.5)    IR and CSL – Charges with goodwill amortization and other

The Company was served by the Federal Revenue Service for deducting amortization charges, from 2007 to 2012, relating to goodwill originated from acquisitions of shareholding interests in 2002. In that year, several business groups divested their petrochemical assets, which were consolidated to enable the consequent foundation of Braskem. The Company also received a tax-deficiency notice due to the inclusion in the income and social contribution tax calculation base of interest and exchange variation expenses related to obligations assumed in business combinations.

The current value of the recorded taxes and of the tax effects of the canceled tax loss and social contribution tax loss carryforwards through said deficiency notices on December 31, 2015, was R$ 1.1 billion.

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

(b.6)    IOF

The Company received a tax-deficiency notice due to the non-payment of IOF on operations relating to Advances for Future Capital Increase (AFAC) and checking account conducted by the merging companies Quattor Participações S.A. and Quattor Química S.A., which were deemed as loans for tax authorities.

On December 31, 2015, the tax-deficiency notice amounted to R$97 million.

The Company’s external legal counsels estimate that the conclusion in the administrative level will occur in 2018. There is no guarantee for the collection.

(c)               Other court disputes involving the Company and its subsidiaries

(c.1)     Civil

The Company is the defendant in civil lawsuits filed by the owner of a former distributor of caustic soda and by the shipping company that provided services to this former distributor, which, at December 31, 2015, totaled R$131 million. The claimants seek indemnity for damages related to the alleged non-performance of the distribution agreement by the Company.

Braskem S.A.

Notes to the financial statements

at December 31, 2015

All amounts in thousands, except as otherwise stated

No judicial deposit or other form of guarantee was accrued for these lawsuits.

Management's evaluation, supported by the opinion of its external legal advisors who are responsible for the cases, is that the lawsuits will possibly be dismissed within a period of 8 years.

(d)               Allegations

In early March 2015, declarations made by defendants under criminal lawsuits filed against individual third parties were made public, in which Braskem and three of its former managers were mentioned in allegations of supposed improper payments between 2006 and 2012 to benefit the Company in raw-material supply contracts entered into with Petrobras ("Allegations"). To the extent of the knowledge of Braskem’s Management, Braskem is not a defendant in any criminal or civil proceeding in Brazil regarding the Allegations.

In light of such facts, the Company's Management and Board of Directors approved in April 2015 the internal plan for investigation into the Allegations ("Investigation"), which is being carried out by law firms experienced in similar cases in the United States and in Brazil. The law firms are working under the supervision of an Ad Hoc Committee formed by members of the Company’s Board of Directors, specially created for this purpose.

Moreover, several other measures have been taken in connection with the Investigation, such as:

(i)       Voluntary announcement about the Investigation and periodical updates sent to regulatory agencies of capital markets in Brazil (Securities and Exchange Commission of Brazil - CVM) and the United States (Securities and Exchange Commission – SEC, and the Department of Justice - DOJ), particularly to provide information and produce the documents requested by such agencies;

(ii)     Publication of three Material Fact notices and three Notices to the Market to clarify the news reports and to keep shareholders and the market informed of actions taken by the Company; and

(iii)   Periodically updating the Fiscal Council and external auditors about the progress of the Investigation and of the actions already taken.

Braskem and its subsidiaries are subject to a series of anticorruption and anti-bribery laws in the countries where they operate, and have been implementing a series of procedures and controls are continuously being improved. If any of the allegations proves to be true, the Company may be subject to the material penalties provided by law. At this moment, the Company Management has no way of estimating the duration or final outcome of the Investigation and, consequently, whether it will have any impact on financial statements.

The Management is committed to taking all the necessary measures to clarify the facts and will keep the market informed of any progress on this matter.

Due to the Allegations, a class action has been filed in the U.S. courts by the Boilermaker-Blacksmith National Pension Trust, Lead Plaintiff. The Company hired an U.S. Law firm, specialized in similar cases, and presented its first defense (motion to dismiss) on December 21, 2015. At the current stage of the process, it is not possible to estimate its value and chance of a favorable outcome.

Braskem S.A.

Notes to the financial statements

at December 31, 2015

All amounts in thousands, except as otherwise stated

24                Equity

(a)                Capital

On December 31, 2015, the Company's subscribed and paid up capital stock amounted to R$8,043,222 and comprised 797,265,248 shares with no par value, distributed as follows:

				Preferred		Preferred
		Common		shares		shares
		shares	%	class A	%	class B	%	Total	%

OSP and Odebrecht		226,334,623	50.11%	79,182,498	22.96%			305,517,121	38.32%
Petrobras		212,426,952	47.03%	75,492,222	21.88%			287,919,174	36.11%
BNDESPAR				40,102,837	11.62%			40,102,837	5.03%
ADR	(i)			28,368,166	8.22%			28,368,166	3.56%
Other		12,907,077	2.86%	120,622,497	34.96%	593,618	100.00%	134,123,192	16.83%
Total		451,668,652	100.00%	343,768,220	99.64%	593,618	100.00%	796,030,490	99.85%
Braskem shares owned by subsidiary of Braskem Petroquímica	(ii)			1,234,758	0.36%			1,234,758	0.15%
Total		451,668,652	100.00%	345,002,978	100.00%	593,618	100.00%	797,265,248	100.00%

(i) American Depository Receipt, negotiated in the New York stock market (USA).
(ii) These shares are treated as "treasury shares" in consolidated Equity.

(b)               Stock buyback programs

On February 11, 2015, Braskem’s Board of Directors approved the fifth program for the repurchase of shares effective for the period between February 19, 2015 and February 19, 2016, through which the Company may acquire up 3,500,000 class “A” preferred shares at market price.

During fiscal year 2015, the Company repurchased 80,000 shares for R$927.

The weighted average price of repurchased shares is R$11.58 (lowest price of R$10.94 and highest price of R$11.90).

Braskem S.A.

Notes to the financial statements

at December 31, 2015

All amounts in thousands, except as otherwise stated

(c)               Share rights

Preferred shares carry no voting rights but they ensure priority, non-cumulative annual dividend of 6% of their unit value, according to profits available for distribution. The unit value of the shares is obtained through the division of capital by the total number of outstanding shares. Only class “A” preferred shares will have the same claim on the remaining profit as common shares and will be entitled to dividends only after the priority dividend is paid to preferred shareholders. Only class “A” preferred shares also have the same claim as common shares on the distribution of shares resulting from capitalization of other reserves. Only class “A” preferred shares can be converted into common shares upon resolution of majority voting shareholders present at a General Meeting. Class “B” preferred shares can be converted into class “A” preferred shares at any time, at the ratio of two class “B” preferred shares for one class “A” preferred share, upon a simple written request to the Company, provided that the non-transferability period provided for in specific legislation that allowed for the issue and payment of such shares with tax incentive funds has elapsed. During 2015, a total of 200 class “B” preferred shares were converted into 100 class “A” preferred shares.

In the event of liquidation of the Company, class “A” and “B” preferred shares will have priority in the reimbursement of capital.

Shareholders are entitled to receive a mandatory minimum dividend of 25% on profit for the year, adjusted under Brazilian Corporation Law.

(d)               Capital reserve

This reserve includes part of the shares issued in Subsidiary’s several capital increases.  This reserve can be used as provided for in Article 200 of the Brazilian Corporation Law.

(e)               Legal reserve

Under Brazilian Corporation Law, companies must transfer 5% of net profit for the year to a legal reserve until this reserve is equivalent to 20% of the paid-up capital. The legal reserve can be used for capital increase or absorption of losses.

(f)                Dividends proposed and appropriation of profit

Under the Company’s bylaws, profit for the year, adjusted according to Brazilian Corporation Law, is appropriated as follows:

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

Any surplus remaining after the payment of the priority dividend will be used to:

•      pay dividends to common shareholders up to the limit of the priority dividends of preferred shares; and

Braskem S.A.

Notes to the financial statements

at December 31, 2015

All amounts in thousands, except as otherwise stated

•      if there still is any surplus, distribute additional dividends to common shareholders and class “A” preferred shareholders so that the same amount of dividends is paid for each common share or class “A” preferred share.

(f.1)     Profit or loss and dividends proposed

		2015

Net income for the year of Company's shareholders		3,140,311
Amounts recorded directly to retained earnings
Realization of additional property, plant and equipment		28,202
Prescribed dividends		479
		3,168,992
Legal reserves distribution		(158,450)
		3,010,542
Destinations:
Proposed dividends	(i)	(1,000,000)
Portion allocated to unrealized profit reserves	(ii)	(2,010,542)
		(3,010,542)

Composition of the total proposed dividends
Minimum dividends - 25% adjusted net income	(iii)	(752,636)
Additional proposed dividends	(iv)	(247,364)
Total dividends		(1,000,000)

(i)       Unit dividend of R$1.25671835741 for common and class “A” preferred shares, and R$0.60624979930  for class “B” preferred shares.

(ii)     The retained earnings reserve was accrued based on capital budget pursuant to Article 196 of Federal Law 6,404/76, for use in future investments. This budget will be submitted for approval by shareholders assembled in a Shareholders’ Meeting.

(iii)    Recorded in current liabilities.

(iv)    Recorded in shareholders’ equity, under the item “proposed additional dividend”.

(f.2)     Dividend payment

The Annual Shareholders’ Meeting held on April 9, 2015 approved the declaration of dividends in the amount of R$ 482,593, the payment of which started to be paid on April 23, 2015, of which R$ 273,796 was paid to holders of common shares and R$ 208,437 and R$ 360 to holders of class “A” and class “B” preferred shares, respectively.

Braskem S.A.

Notes to the financial statements

at December 31, 2015

All amounts in thousands, except as otherwise stated

(g)               Other comprehensive income – Equity

	Attributed to shareholders' interest
				Defined			Foreign
	Additional	Deemed		benefit	Foreign		currency	Gain (loss)	Total
	indexation of	cost of		plans actuarial	sales	Fair value	translation	on interest	Braskem	Non-controlling
	PP&E	PP&E		Gain (loss)	hedge	of hedge	adjustment	in subsidiary	shareholders'	interest in
	(i)	(i)		(ii)	(iii)	(iii)	(iv)	(v)	interest	Braskem Idesa	Total
As of December 31, 2012	299,305	20,207		(11,816)			37,158	(7,443)	337,411	14,860	352,271

Additional indexation
Realization by depreciation or write-off assets	(41,268)								(41,268)		(41,268)
Income tax and social contribution	14,032								14,032		14,032

Deemed cost of jointly-controlled investment
Realization by depreciation or write-off assets		(1,465)							(1,465)		(1,465)
Income tax and social contribution		498							498		498

Foreign sales hedge
Exchange rate					(2,303,540)				(2,303,540)		(2,303,540)
Income tax and social contribution					783,204				783,204		783,204

Fair value of Cash flow hedge
Change in fair value						(83,413)			(83,413)	(2,380)	(85,793)
Transfer to result						(41,727)			(41,727)		(41,727)
Income tax and social contribution						40,120			40,120		40,120

Actuarial gain with post-employment benefits, net of taxes				169					169		169

Write-off gain on interest in subsidiary								(1,961)	(1,961)		(1,961)

Foreign currency translation adjustment							205,249		205,249	16,021	221,270

On December 31, 2013	272,069	19,240		(11,647)	(1,520,336)	(85,020)	242,407	(9,404)	(1,092,691)	28,501	(1,064,190)

Additional indexation
Realization by depreciation or write-off assets	(41,268)								(41,268)		(41,268)
Income tax and social contribution	14,030								14,030		14,030

Deemed cost of jointly-controlled investment
Realization by depreciation or write-off assets		(1,464)							(1,464)		(1,464)
Income tax and social contribution		499							499		499

Foreign sales hedge
Exchange rate					(2,611,655)				(2,611,655)	(164,197)	(2,775,852)
Income tax and social contribution					868,259				868,259	49,259	917,518

Fair value of Cash flow hedge
Change in fair value						(332,695)			(332,695)	(46,477)	(379,172)
Transfer to result						26,472			26,472		26,472
Income tax and social contribution						101,576			101,576	14,956	116,532

Foreign currency translation adjustment							144,880		144,880	2,573	147,453

On December 31, 2014	244,831	18,275		(11,647)	(3,263,732)	(289,667)	387,287	(9,404)	(2,924,057)	(115,385)	(3,039,442)

Additional indexation
Realization by depreciation or write-off assets	(41,268)								(41,268)		(41,268)
Income tax and social contribution	14,032								14,032		14,032
			0
Deemed cost of jointly-controlled investment			0
Realization by depreciation or write-off assets		(1,462)							(1,462)		(1,462)
Income tax and social contribution		496							496		496

Foreign sales hedge
Exchange rate					(9,629,237)				(9,629,237)	(397,386)	(10,026,623)
Income tax and social contribution					3,225,996				3,225,996	119,129	3,345,125

Fair value of Cash flow hedge
Change in fair value						(589,683)			(589,683)	(24,790)	(614,473)
Transfer to result						(72,518)			(72,518)		(72,518)
Income tax and social contribution						221,277			221,277	7,138	228,415

Fair value of cash flow hedge from jointly-controlled						2,295			2,295		2,295

Actuarial loss with post-employment benefits, net of taxes				(849)					(849)		(849)

Foreign currency translation adjustment							709,722		709,722	(65,414)	644,308

On December 31, 2015	217,595	17,309		(12,496)	(9,666,973)	(728,296)	1,097,009	(9,404)	(9,085,256)	(476,708)	(9,561,964)

(i)	Transfer to retained earnings as the asset is depreciated or written-off.
(ii)	Transfer to retained earnings when the extinction of the plan.
(iii)	Transfer to the income statement when maturity, prepayment or loss of efficacy for hedge accounting.
(iv)	Transfer to the income statement when write-off of subsidiary abroad.
(v)	Transfer to the income statement when divestment or transfer of control of subsidiary.

Braskem S.A.

Notes to the financial statements

at December 31, 2015

All amounts in thousands, except as otherwise stated

25                Earnings per share

Basic and diluted earnings (loss) per share is calculated by means of the division of adjusted profit for the year attributable to the Company’s common and preferred shareholders by the weighted average number of these shares held by shareholders, excluding those held in treasury and following the rules for the distribution of dividends provided for in the Company’s bylaws, as described in Note 24 (e), particularly in relation to the limited rights enjoyed by class “B” preferred shares. In view of these limited rights, this class of share does not participate in losses. In this case, the diluted result takes into account the conversion of two class "B" preferred shares into one class “A” preferred share, as provided for in the bylaws of the Company.

Class “A” preferred shares participate in dividends with common shares after the mandatory dividends has been attributed in accordance with the formula provided for in the Company’s bylaws, as described in Note 24(f) and there is no highest limit for their participation.

Diluted and basic earnings (losses) per share are equal when there is profit in the year, since Braskem has not issued convertible financial instruments.

As required by IAS 33, the table below show the reconciliation of profit (loss) for the period adjusted to the amounts used to calculate basic and diluted earnings (loss) per share.

		Basic and diluted
		2015	2014	2013

Profit for the year attributed to Company's shareholders
of continued operations		3,140,311	864,064	509,697

Distribution of dividends attributable to priority:
Preferred shares class "A"		208,409	208,437	208,437
Preferred shares class "B"		360	360	360
		208,769	208,797	208,797

Distribution of 6% of unit value of common shares		273,824	273,796	273,796

Distribution of plus income, by class:
Common shares		1,509,089	216,587	15,389
Preferred shares class "A"		1,148,629	164,884	11,715
		2,657,718	381,471	27,104

Reconciliation of income available for distribution, by class (numerator):
Common shares		1,782,913	490,383	289,185
Preferred shares class "A"		1,357,038	373,321	220,152
Preferred shares class "B"		360	360	360
		3,140,311	864,064	509,697

Weighted average number of shares, by class (denominator):
Common shares		451,668,652	451,668,652	451,668,652
Preferred shares class "A"	(i)	343,783,562	343,848,120	343,848,120
Preferred shares class "B"		593,618	593,818	593,818
		796,045,832	796,110,590	796,110,590

Profit (loss) per share (in R$)
Common shares		3.9474	1.0857	0.6403
Preferred shares class "A"		3.9474	1.0857	0.6403
Preferred shares class "B"		0.6065	0.6062	0.6062

Braskem S.A.

Notes to the financial statements

at December 31, 2015

All amounts in thousands, except as otherwise stated

(i)         Calculation of weighted average of outstanding shares at the beginning of the fiscal year, adjusted by the number of shares repurchased during fiscal year 2015, multiplied by a weighted time factor:

		Preferred shares class "A"
		Outstanding	Weighted
	Note	shares	average

Balance at December 31, 2014		343,848,120	343,848,120

Repurchase of treasury shares	24(b)	(80,000)	(64,658)
Conversion of preferred shares class "B" to "A"		100	100

Balance at December 31, 2015		343,768,220	343,783,562

26                Net sales revenues

	Note	2015	2014	2013

Sales revenue
Domestic market		31,240,509	32,964,432	30,236,855
Foreign market		22,884,718	20,117,322	17,532,783
		54,125,227	53,081,754	47,769,638
Sales deductions
Taxes		(6,520,894)	(6,657,794)	(6,414,524)
Customers rebates	20(a)	(29,529)	(59,818)	(57,236)
Sales returns		(291,808)	(332,753)	(328,388)
		(6,842,231)	(7,050,365)	(6,800,148)
Net sales revenue		47,282,996	46,031,389	40,969,490

Sales revenues represent the fair value of the amount received or receivable from the sale of products and services during the normal course of the Company’s activities.

Revenues from sales of products are recognized when (i) the amount of sales can be reliably measured and the Company does not have control over the products sold; (ii) it is probable that the Company will received the economic benefits; and (iii) all legal titles, risks and benefits of product ownership are fully transferred to the client. The Company does not make sales with continued management involvement. Most of Braskem’s sales are made to industrial customers and, in a lower volume, to resellers.

The moment when the legal right, as well as the risks and benefits, are substantially transferred to the client is determined as follows:

(i)             for contracts under which the Company is responsible for the freight and insurance, the legal right and the risks and benefits are transferred to the client as soon as the goods are delivered at the destination established in the contract;

(ii)            for agreements under which the freight and insurance are a responsibility of the client, risks and benefits are transferred as soon as the products are delivered to the client’s carrier; and

Braskem S.A.

Notes to the financial statements

at December 31, 2015

All amounts in thousands, except as otherwise stated

(iii)          for contracts under which product delivery involves the use of pipelines, especially basic petrochemicals, the risks and benefits are transferred immediately after the Company’s official markers, which is the point of delivery of the products and transfer of their ownership.

The cost of freight services related to sales, transfers to storage facilities and finished product transfers are included in cost of sales.

(a)               Net sales revenue by country

	2015	2014	2013

Brazil	24,561,857	26,077,194	23,548,870
United States	9,603,033	9,125,441	7,981,211
Argentina	1,340,037	1,264,787	1,222,729
United Kingdom	2,282,722	1,111,454	578,351
Germany	1,239,528	1,067,563	536,343
Mexico	968,018	949,423	680,054
Italy	561,457	860,765	318,357
Netherlands	622,558	713,301	1,099,945
Singapore	1,017,327	671,222	1,514,216
Switzerland	334,487	467,104	211,371
Colombia	278,358	444,040	299,287
Spain	391,173	332,148	186,354
Chile	503,748	331,744	282,231
Peru	351,166	288,051	247,427
Uruguay	327,597	263,648	243,672
Japan	905,080	236,171	190,729
Poland	199,154	206,803	221,433
Paraguay	170,867	187,208	136,393
France	268,291	174,503	117,429
Bolivia	194,903	167,729	154,473
Canada	184,788	135,164	145,378
South Korea	74,582	70,683	90,531
Venezuela	477		90,595
Other	901,788	885,243	872,111
	47,282,996	46,031,389	40,969,490

(b)               Net sales revenue by product

	2015	2014	2013

PE/PP	28,226,087	26,436,519	23,693,211
Ethylene, Propylene	2,999,090	3,274,529	2,875,381
Naphtha, condensate and crude oil	4,432,072	3,092,262	2,240,950
Benzene, toluene and xylene	2,538,993	3,084,916	2,974,235
PVC/Caustic Soda/EDC	2,780,075	2,709,491	2,548,457
ETBE/Gasoline	1,722,391	2,128,225	2,015,749
Butadiene	1,000,376	1,196,602	1,194,839
Specialty chemicals and drugs	875,985	822,790	879,801
Cumene	583,608	745,252	729,999
Solvents	431,264	620,986	527,083
Other	1,693,055	1,919,817	1,289,785
	47,282,996	46,031,389	40,969,490

Braskem S.A.

Notes to the financial statements

at December 31, 2015

All amounts in thousands, except as otherwise stated

(c)               Main clients

In 2015 and 2014, the Company does not have any revenue arising from transactions with only one client that is equal to or higher than 10% of its total net revenue. In 2015, the most significant revenue from a single client amounts to approximately 4% of total net revenues of the Company and refers to the basic petrochemical segment.

27                Tax incentives

(a)               Income Tax

In 2015, the Company obtained grant in lawsuits claiming the reduction of 75% of IR on income from the following industrial units: (i) PVC and Cloro Soda, established in the state of Alagoas; and (ii) basic petrochemicals unit, PE (2), PVC and Cloro Soda units, all established in the city of Camaçari (BA). The third PE plant established in Camaçari and the second PVC plant established in Alagoas will have the benefit up to 2016 and 2019, respectively.

(b)               PRODESIN - ICMS

The Company has ICMS tax incentives granted by the state of Alagoas, through the state of Alagoas Integrated Development Program – PRODESIN, which are aimed at implementing and expanding a plant in that state. This incentive is considered an offsetting entry to sales taxes (Note 26). In 2015, the amount was R$71,614 (R$60,033 in 2014).

28                Other operating income (expenses), net

		2015
Expense and depreciation with hibernate plants	(i)	(152,536)
Expenses from fixed assets and investment	(ii)	(174,488)
Allowance for judicial and labor claims	(iii)	(105,644)
Expenses from Ascent project		(66,566)
Allowance for enviromental damage recovery (Note 20(b))		(65,791)
Allowance health plan	(iv)	(54,166)
Other		(87,962)
		(707,153)

(i)         Includes R$54,011 arising from costs and depreciation in the period when the industrial unit located in the Petrochemical Complex of Capuava, in the city of Mauá (SP), was shut down due to the incident which took place in October 2015;

(ii)       Includes provision for loss with investment in the jointly owned subsidiary Propilsur (R$112,076 – US$26,519);

(iii)      Provisions for labor (R$63,211) and tax and other (R$42,433) claims;

(iv)     Provision for retirees’ health plan (Nota 21.2.1).

In fiscal year 2014, the main effects on this item were as follows:

Gain/Incomes  – (i) gain from the divestment of DAT – R$277,338; (ii) revenue from the recognition of credits of subsidiaries to settle the installment payment – R$98,263; and (iii) discount from the prepayment of the tax installment - R$79,636.

Expenses – (i) additional provision for the Petros Copesul - R$65,000; (ii) depreciation and maintenance of idle plants – R$119,834; (iii) adjustment of inventory and losses of raw materials – R$50,025; (iv) new contingencies included in the installment payment plan – R$71,754; and (v) provision for recovery of environmental damages – R$30,741.

In fiscal year 2013, the main effects on this item were as follows:

Gain/Incomes – (i) indemnity received under the supply agreement between Sunoco and Braskem America in the amount of R$235,962 and (ii) revenue of R$25,063 due to the reduction in the balance of the installment of Law 11.941/09.

Expenses – depreciation and maintenance of idle plants, provision for remedying environmental damage and inventory adjustments, that sum R$203,207.

Braskem S.A.

Notes to the financial statements

at December 31, 2015

All amounts in thousands, except as otherwise stated

29                Financial results

		2015	2014	2013

Financial income
Interest income		394,553	282,837	281,669
Monetary variations		142,856	74,675	24,117
Exchange rate variations		1,105,353	(46,173)	333,424
Other		58,265	43,882	133,928
		1,701,027	355,221	773,138

Financial expenses
Interest expenses		(1,688,275)	(1,272,839)	(1,121,761)
Monetary variations		(377,471)	(320,497)	(300,310)
Exchange rate variations		(1,035,035)	(38,901)	(78,510)
Monetary variations on fiscal debts		(151,700)	(221,582)	(173,864)
Tax expenses on financial operations		(51,090)	(28,614)	(32,884)
Discounts granted		(154,114)	(110,535)	(89,495)
Loans transaction costs - amortization		(64,406)	(44,824)	(6,200)
Adjustment to present value - appropriation	(i)	(517,739)	(527,703)	(592,413)
Other		(153,703)	(180,369)	(153,674)
		(4,193,533)	(2,745,864)	(2,549,111)

Total		(2,492,506)	(2,390,643)	(1,775,973)

(i)    The Company calculates the adjustment to present value whose amount has a material impact on its financial statements.

	2015	2014	2013

Interest income
Held for sale	91,119	26,012	13,416
Loans and receivables	199,008	168,259	102,623
Held-to-maturity	36,900	34,881	31,147
	327,027	229,152	147,186
Other assets not classifiable	67,526	53,685	134,483
Total	394,553	282,837	281,669

Braskem S.A.

Notes to the financial statements

at December 31, 2015

All amounts in thousands, except as otherwise stated

30                Expenses by nature

The Company chose to present its expenses by function in the statement of operations. The breakdown of expenses by nature is presented below:

	2015	2014	2013

Classification by nature:
Raw materials other inputs	(30,739,399)	(34,579,173)	(30,515,643)
Personnel expenses	(2,537,679)	(2,215,484)	(1,953,194)
Outsourced services	(1,617,443)	(1,699,325)	(1,570,320)
Tax expenses	(13,820)	(11,822)	(9,847)
Depreciation, amortization and depletion	(2,114,929)	(2,041,048)	(2,038,366)
Freights	(1,858,777)	(1,555,125)	(1,471,853)
Other expenses, net	(1,350,977)	(364,133)	(667,123)
Total	(40,233,024)	(42,466,110)	(38,226,346)

Classification by function:
Cost of products sold	(36,902,086)	(40,057,341)	(35,820,761)
Selling and distribution	(1,122,012)	(1,155,800)	(1,000,749)
General and administrative	(1,325,342)	(1,210,124)	(1,077,934)
Research and development	(176,431)	(138,441)	(115,812)
Other operating income (expenses), net	(707,153)	95,596	(211,090)
Total	(40,233,024)	(42,466,110)	(38,226,346)

31                Segment information

Management defined the organizational structure of Braskem based on the types of business, the main products, markets and production processes, and identified five operating and reportable segments - four production segments and one distribution segment.

On December 31, 2015 and 2014, the organizational structure of Braskem was formed by the following segments:

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

•      United States and Europe: operations related to PP production in the United States and Europe, through the subsidiaries Braskem America and Braskem Alemanha, respectively.

•      Chemical distribution: consists of Quantiq’s operations related to the distribution of petroleum-based solvents, intermediate chemicals, special chemicals and pharmacons.

Braskem S.A.

Notes to the financial statements

at December 31, 2015

All amounts in thousands, except as otherwise stated

(a)               Presentation, measurement and conciliation of results

Information by segment is generated in accounting records which are reflected in the consolidated financial statements.

The eliminations stated in the operating segment information, when compared with the consolidated balances, are represented by transfers of inputs between segments that are measured as arm’s length sales.

The operating segments are stated based on the results of operations, which does not include financial results, and current and deferred income tax and social contribution expenses.

The Company does not disclose assets by segment since this information is not presented to its chief decision maker.

Braskem S.A.

Notes to the financial statements

at December 31, 2015

All amounts in thousands, except as otherwise stated

(b)               Results of operations by segment

									2015
					Operating expenses
		Net	Cost of		Selling, general	Results from	Other operating
		sales	products	Gross	and distribuition	equity	income		Operating
		revenue	sold	profit	expenses	investments	(expenses), net		profit (loss)
Reporting segments
Basic petrochemicals		24,269,768	(20,053,106)	4,216,662	(658,945)		(178,113)		3,379,604
Polyolefins		19,986,174	(15,461,151)	4,525,023	(1,224,627)		(130,722)		3,169,674
Vinyls		2,780,075	(2,415,855)	364,220	(224,857)		(27,005)		112,358
USA and Europe		8,239,913	(6,892,131)	1,347,782	(445,850)		(13,449)		888,483
Chemical distribuition		874,624	(692,653)	181,971	(123,402)		(4,961)		53,608
Total		56,150,554	(45,514,896)	10,635,658	(2,677,681)		(354,250)		7,603,727

Other segments	(i)	631,512	(637,045)	(5,533)	(94,716)		(70,062)		(170,311)
Corporate unit					(5,502)	2,219	(282,841)		(286,124)

Braskem consolidated before eliminations and reclassifications		56,782,066	(46,151,941)	10,630,125	(2,777,899)	2,219	(707,153)		7,147,292

Eliminations and reclassifications		(9,499,070)	9,249,855	(249,215)	154,114				(95,101)

Total		47,282,996	(36,902,086)	10,380,910	(2,623,785)	2,219	(707,153)		7,052,191

									2014
					Operating expenses
		Net	Cost of		Selling, general	Results from	Other operating
		sales	products	Gross	and distribuition	equity	income		Operating
		revenue	sold	profit	expenses	investments	(expenses), net		profit (loss)
Reporting segments
Basic petrochemicals		25,576,275	(23,252,820)	2,323,455	(692,662)		190,292	(ii)	1,821,085
Polyolefins		18,502,238	(15,599,615)	2,902,623	(965,737)		(53,226)		1,883,660
Vinyls		2,709,491	(2,551,464)	158,027	(205,343)		57,268		9,952
USA and Europe		7,934,281	(7,477,507)	456,774	(294,923)		(82,515)		79,336
Chemical distribuition		842,715	(700,917)	141,798	(105,242)		(28,783)		7,773
Total		55,565,000	(49,582,323)	5,982,677	(2,263,907)		83,036		3,801,806

Other segments	(i)	402,655	(284,269)	118,386	(169,976)		(4,135)		(55,725)
Corporate unit					(181,017)	3,929	16,695		(160,393)

Braskem consolidated before eliminations and reclassifications		55,967,655	(49,866,592)	6,101,063	(2,614,900)	3,929	95,596		3,585,688

Eliminations and reclassifications		(9,936,266)	9,809,251	(127,015)	110,535				(16,480)

Total		46,031,389	(40,057,341)	5,974,048	(2,504,365)	3,929	95,596		3,569,208

									2013
					Operating expenses
		Net	Cost of		Selling, general	Results from	Other operating
		sales	products	Gross	and distribuition	equity	income		Operating
		revenue	sold	profit	expenses	investments	(expenses), net		profit (loss)
Reporting segments
Basic petrochemicals		25,037,780	(22,561,151)	2,476,629	(534,896)		(67,835)		1,873,898
Polyolefins		16,944,709	(14,694,326)	2,250,383	(852,680)		(30,673)		1,367,030
Vinyls		2,581,076	(2,384,543)	196,533	(174,072)		(11,179)		11,282
USA and Europe		6,748,502	(6,419,523)	328,979	(282,880)		(37,621)		8,478
Chemical distribuition		891,734	(761,136)	130,598	(96,673)		(6,537)		27,388
Total		52,203,801	(46,820,679)	5,383,122	(1,941,201)		(153,845)		3,288,076

Other segments	(i)	130,289	(133,690)	(3,401)	(68,576)		196		(71,781)
Corporate unit					(274,213)	(3,223)	(57,441)		(334,877)

Braskem consolidated before eliminations and reclassifications		52,334,090	(46,954,369)	5,379,721	(2,283,990)	(3,223)	(211,090)		2,881,418

Eliminations and reclassifications		(11,364,600)	11,133,608	(230,992)	89,495				(141,497)

Total		40,969,490	(35,820,761)	5,148,729	(2,194,495)	(3,223)	(211,090)		2,739,921

(i)         This segment includes the results of the subsidiary Braskem Idesa.

(ii)       Includes gain from sale of DAT (Note 1(a)).

Braskem S.A.

Notes to the financial statements

at December 31, 2015

All amounts in thousands, except as otherwise stated

(c)               Long-lived assets by segment

		2015	2014
Reporting segments
Basic petrochemicals		11,749,880	11,949,937
Polyolefins		5,379,646	5,614,133
Vinyls		2,763,299	2,871,964
USA and Europe		2,130,931	1,514,587
Chemical distribuition		73,873	70,827
Total		22,097,629	22,021,448
Other segments	(i)	14,751,938	9,815,770
Total		36,849,567	31,837,218

(i)         Includes the long-lived assets of the subsidiary Braskem Idesa.

32                Insurance coverage

Braskem, aligned with the policy approved by the Board of Directors, maintains a comprehensive risk and insurance management program. The risk assessment practices and procedures of the policy are applied consistently across the Company.

In October 2015, the All Risks insurance policies were renewed for the units in Brazil, the United States and Germany for 18 months.

Since 2012, the subsidiary Braskem Idesa has All Risks engineering insurance, which covers the construction of its industrial plant in Mexico.

The operating risks and engineering all-risks insurance policies of Braskem have maximum indemnity limits per event that are deemed sufficient to cover possible claims in view of the nature of the Company’s activities and based on the guidance of its advisers, as well estimated maximum loss (EML) studies.

The information on the all-risks policies in effect is presented below:

		Maximum indemnity limit	Amount insured
	Maturity	US$ million	US$ million
Units in Brazil	April 8, 2017	2,000	21,223
Units in United States and Germany	April 8, 2017	250	1,868
Braskem Idesa	March 31, 2016	5,161	5,161
Quantiq	April 8, 2017	78	78
Total			28,330

Additionally, the Company contracted civil liability, transportation, export credit, sundry risk and vehicle insurance. The risk assumptions adopted are not part of the audit scope and, therefore, were not subject to review by our independent accountants.

33                Information related to guaranteed securities issued by subsidiaries

Braskem S.A. has fully and unconditionally guaranteed the debt securities issued by Braskem Finance, Braskem America Finance and Braskem Holanda 100-percent-owned subsidiaries of Braskem. There are no significant restrictions on the ability of Braskem to obtain funds from these subsidiaries.