Form 20-F/A
period 2015-12-31
BRASKEM SA
filed 2016-05-09
CIK 1071438

As filed with the Securities and Exchange Commission on May 6, 2016

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

This Amendment No. 1 on Form 20-F/A, or Amendment No. 1, is being filed solely to amend the Annual Report on Form 20-F for the year ended December 31, 2015, as filed by Braskem S.A. with the U.S. Securities and Exchange Commission on May 5, 2016, or the Original Form 20-F, (1) to provide the discussion of the results of operations for the year ended December 31, 2014 compared with the year ended December 31, 2013 that was inadvertently omitted from page 78 of the Original Form 20-F and (2) the management’s report on internal controls over financial reporting that was inadvertently omitted from page F-2 of the Original Form 20-F.

No other changes are being made to the Original Form 20-F, although Exhibits 12.01, 12.02 and 13.01 have been re-filed in their current form.  The Annual Report on Form 20-F, as amended by this Amendment No. 1, continues to speak as of the date of its original filing and Braskem S.A. has not updated the disclosure as of a later date.

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

The Mont Belvieu prices of ethane have had similar volatility, with the average market price of ethane decreasing to US$139 per ton in 2015 from US$228 per ton in 2014 and US$190 per ton in 2013, with its highest price reaching US$165 per ton in January 2015 and its lowest price reaching US$108 per ton in November 2015.

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

Sales volume of polypropylene increased by 0.7% to approximately 1,591,900 tons during 2014 from 1,580,800 tons during 2013. During 2014, domestic sales volume of polypropylene declined by 5.1%, reflecting the weak demand in the industrial and automotive sector. Export sales volume of polypropylene declined by 24.4%, primarily as a result of lower production volume due to the scheduled maintenance shutdown of one of our cracker production lines in the Southern Complex and one of our cracker production line at our São Paulo Complex. The average prices that we realized for sales of polypropylene increased primarily as a result of the effects of (1) the average depreciation of the real against the U.S. dollar and (2) a 0.1% increase in the spot prices of the Northeast Asian market, according to IHS.

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

Cost of Products Sold of Vinyls Segment

Cost of products sold of the Vinyls segment increased by 7.0% during 2014, primarily as a result of (1) the effects of the average depreciation of the real against the euro on the cost of raw materials of our Vinyls Unit that are determined by reference to euro-denominated prices, and (2) a 2.7% increase in the total sales volume of our Vinyls Unit. These factors were partially offset by the effects on our Vinyls Unit’s average cost of ethylene of the 5.8% of decline in the average Western Europe contract price of ethylene in euros, as reported by IHS.

Gross profit of the Vinyls segment declined by 19.6% to R$158.0 million during 2014 from R$196.5 million during 2013, while gross margin declined to 5.8% during 2014 from 7.6% during 2013.

Cost of Products Sold of USA and Europe Segment

Cost of products sold of the USA and Europe segment increased by 16.5% during 2014, primarily as a result of (1) a 4.0% increase in polypropylene sales volume recorded by this segment, (2) the effects on this segment’s average cost of propylene of a 3.2% increase in the average North American contract price of propylene in U.S. dollars, as reported by IHS, together with the translation effects of a 9.1% average depreciation of the real against the U.S. dollar, and (3) the effects on this segment’s average cost of propylene of the average depreciation of the real against the euro, which were partially offset by a 5.8% decline in the average Western Europe contract price of propylene in euros, as reported by IHS.

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

Operating Profit (Loss)

As a result of the foregoing:

·      operating profit on a consolidated basis increased by 30.3% during 2014. As a percentage of net sales revenue, operating profit increased to 7.8% during 2014 from 6.7% during 2013;

·      operating profit of the Basic Petrochemical segment declined by 2.8% to R$1,821.1 million during 2014 from R$1,873.9 million during 2013, and the operating margin of the Basic Petrochemical segment declined to 7.1% during 2014 for 7.5% during 2013;

·      operating profit of the Polyolefins segment increased by 37.8% to R$1,883.7 million during 2014 from R$1,367.0 million during 2013, and the operating margin of the Polyolefins segment increased to 10.2% during 2014 from 8.1% during 2013;

·      operating profit of the USA and Europe segment increased to R$79.3 million during 2014 from R$8.5 million during 2013, and the operating margin of the USA and Europe segment increased to 1.0% during 2014 from 0.1% during 2013;

·      operating profit of the Vinyls segment declined by 11.8% to R$10.0 million during 2014 from R$11.3 million during 2013, while the operating margin of the Vinyls segment remained stable at 0.4% during 2014 and 2013; and

·      operating profit of the Chemical Distribution segment declined by 71.6% to R$7.8 million during 2014 from R$27.4 million during 2013, and the operating margin of the Chemical Distribution segment declined to 0.9% during 2014 from 3.1% during 2013.

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

91

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

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F/A and that it has duly caused and authorized the undersigned to sign this amendment n°1 on its behalf.

May 6, 2016

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

PRESENTATION OF FINANCIAL STATEMENTS

(a) Management’s report on internal controls over financial reporting

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

Braskem’s management has assessed the effectiveness of the Company’s internal controls over financial reporting as of December 31, 2015 based on the criteria established in Internal Control – “Integrated Framework” issued by the Committee of Sponsoring Organizations of the Treadway Commission (“COSO” 2013) and, based on such criteria, Braskem´s management has concluded that, as of December 31, 2015, the Company´s internal control over financial reporting is effective.

(b) Attestation report of the registered public accounting firm.

The effectiveness of the Company’s internal control over financial reporting as of December 31, 2015 has been audited by PricewaterhouseCoopers Auditores Independentes, an independent registered public accounting firm, as stated in their report which appears herein.

May 6, 2016

By: /s/ Fernando Musa Name: Fernando Musa Title: Chief Executive Officer	By: /s/ Pedro van Langendonck Teixeira de Freitas Name: Pedro van Langendonck Teixeira de Freitas Title: Chief Financial Officer

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